Form 20-F
period 2002-12-31
GRUPO TMM SA
filed 2003-06-30
CIK 1163560

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2002
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from to

COMMISSION FILE NUMBER 1-11157

GRUPO TMM, S.A.
(Exact name of Registrant as specified in its charter)

TMM GROUP
(Translation of Registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Avenida de la Cúspide, No. 4755
Colonia Parques del Pedregal,
14010 México, D.F.
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one Ordinary Participation Certificate (Certificado de Participación Ordinario) ("CPO")	New York Stock Exchange
CPOs, each representing one Series A Share, without par value ("Series A Share")	New York Stock Exchange (for listing purposes only)
Series A Shares	New York Stock Exchange (for listing purposes only)
9 1/2% Notes due 2003	New York Stock Exchange
10 1/4% Senior Notes due 2006	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

        The number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2002 was:

        56,963,137 Series A Shares

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

  Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☒

i

Introduction

        In this annual report, references to "$", "US$", "Dollars" or "dollars" are to United States Dollars and references to "Ps.", "Pesos" or "pesos" are to Mexican Pesos. This annual report contains translations of certain Peso amounts into Dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Peso amounts actually represent such Dollar amounts or could be converted into Dollars at the rates indicated or at any other rate.

Presentation Of Financial Information

        Our financial statements are published in dollars and prepared in conformity with accounting principles issued by the International Accounting Standards Committee ("International Accounting Standards" or "IAS"), which differ in certain significant respects from U.S. generally accepted accounting principles, which we refer to as "U.S. GAAP." We maintain our financial books and records in dollars. However, we keep our tax books and records in pesos. We record in our financial records the dollar equivalent of the actual peso charges at the time incurred using the then prevailing exchange rate. See Note 18 to our Financial Statements for a description of the principal differences between International Accounting Standards and U.S. GAAP applicable to us and a reconciliation to U.S. GAAP of our stockholders' equity and net income as of December 31, 2001 and 2002 and for each of the three years ended December 31, 2002. Sums presented in this Annual Report may not add precisely due to rounding.

Forward-Looking Information

        This Annual Report contains various forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, including statements regarding, among other things, the financial performance and operating plans for Grupo TMM, S.A. ("Grupo TMM" or the "Company"). These statements are based upon the current beliefs of our management, as well as on assumptions made by management based upon information currently available to it. The words "believe," "expect," "likely" and "anticipate" and similar expressions identify some of these forward-looking statements. These statements are subject to various risks and uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Should management's assumptions prove incorrect, actual results may vary materially and adversely from those anticipated or projected. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their respective dates. We undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

        The following factors, as well as other factors described in this report, could cause actual results to differ materially from such forward-looking statements:

  •
  global, U.S. and Mexican economic and social conditions;

  •
  the impact of competition;

  •
  the effect of the North American Free Trade Agreement ("NAFTA") on the level of U.S.-Mexico trade;

  •
  the condition of international shipping and transportation markets;

  •
  the success of our investment in our most significant subsidiary, TFM, S.A. de C.V. ("TFM") and other new businesses;

  •
  TFM's ability to successfully resolve its current legal proceedings seeking issuance to it of a VAT certificate;

  •
  our ability to reduce corporate overhead costs;

  •
  our ability to complete the pending sale of our interest in TFM to Kansas City Southern;

  •
  changes in governmental regulations or policies;

  •
  the ability of management to manage growth and successfully compete in new businesses;

  •
  our ability to restructure our outstanding debt obligations and continue our business as a going concern;

  •
  our ability to extend, or otherwise restructure or finance, the obligations to purchase the 20% interest in TFM held by the Mexican government;

  •
  the availability of capital to fund our expansion plans;

  •
  if necessary, our ability to refinance our indebtedness on favorable terms; and

  •
  other factors described in this report.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable

ITEM 3. KEY INFORMATION

A. Selected Financial Data

Selected Consolidated Historical Financial Data

        The following table sets forth our selected financial data. The financial information presented for the fiscal years ended December 31, 1998, 1999, 2000, 2001 and 2002 was derived from our audited consolidated financial statements contained elsewhere herein.

        The Financial Statements have been prepared in accordance with IAS, which differ in certain significant respects from U.S. GAAP. See Note 18 to our Financial Statements for the years ended December 31, 2000, 2001 and 2002 for a description of the principal differences between IAS and U.S.GAAP applicable to us.

        The following data should be read in conjunction with, and is qualified in its entirety by reference to "Operating and Financial Review and Prospects" and to our Financial Statements and the related Notes thereto included elsewhere herein.

	Year Ended December 31,
	2002	2001	2000	1999	1998
	(dollars in millions, except share and per share data)
CONSOLIDATED INCOME STATEMENT DATA (IAS):
Transportation and service revenues	$1,008.6	$1,000.1	$989.9	$844.7	$740.7
Operating income	184.0	189.1	197.6	148.3	111.1
Other (expense) income—net(a)	(35.2)	26.8	3.7	3.8	(8.7)
Interest income	8.4	15.9	7.7	7.1	12.6
Interest expense—net(b)	(183.5)	138.9	167.1	169.8	185.2
Income (loss) before benefit (provision) for income taxes, minority interest and discontinued operations	(26.3)	92.9	41.9	(10.5)	(70.2)
Benefit (provision) for income taxes	(19.8)	7.2	23.0	47.3	90.3
Income (loss) before minority interest and discontinued operations	(46.1)	100.1	64.9	36.7	20.1
Minority interest	3.4	(91.1)	(57.6)	39.9	(15.9)
Net income (loss) from continuing operations	(42.6)	8.9	7.3	76.6	4.2
Net (loss) income from discontinued operations	—	—	(5.5)	(139.3)	(13.8)
Net income (loss) for the period	(42.6)	8.9	1.7	(62.6)	(9.6)
Net income (loss) per share from continuing operations(c)	(0.748)	0.477	0.417	5.590	1.308
Net (loss) income per share from discontinued operations(c)	—	—	(0.318)	(10.161)	(4.288)
Net income (loss) per share(c)	(0.748)	0.477	0.099	(4.571)	(2.980)
Book value per share(e)	2.454	3.106	0.538	0.439	14.378
Weighted average shares outstanding (000s)	56,963	18,694	17,442	13,705	3,220
U.S. GAAP:
Transportation and service revenues	1,008.6	1,000.1	989.9	844.7	740.7
Operating income	214.0	242.3	170.9	135.4	107.7
Income (loss) before benefit (provision) for income taxes, minority interest, cumulative effect of the accounting changes, discontinued operations and extraordinary item	18.6	92.4	40.4	(7.5)	(79.7)
Net income (loss) from continuing operations	10.6	17.8	8.5	94.4	(3.6)
Net loss from discontinued operations	—	—	(4.7)	(165.2)	(16.0)
Net income (loss) for the period	10.6	17.8	(1.3)	(70.8)	(19.7)
Net income (loss) per share from continuing operations	0.187	0.954	0.491	6.891	(1.124)
Net loss per share from discontinued operations	—	—	(0.272)	(12.054)	(4.980)
Net loss per share from extraordinary item	—	—	(0.291)	—	—
Net income (loss) per share	0.187	0.954	(0.072)	(5.163)	(6.104)

BALANCE SHEET DATA (at end of period) (IAS):
Cash and cash equivalents	61.3	85.9	92.3	99.6	97.7
Restricted cash	4.3	1.6
Total current assets	401.3	413.3	359.0	504.5	436.8
Property, machinery and equipment—net	730.1	693.6	650.9	636.1	699.9
Concession rights and related assets—net	1,231.9	1,275.2	1,327.7	1,382.6	1,424.0
Discontinued assets	—	—	14.7	253.0	510.1
Total assets	2,727.2	2,818.2	2,671.2	2,946.6	3,126.9
Current portion of long term debt	214.0	333.0	72.1	404.7	233.2
Long term debt	1,206.8	953.2	1,192.8	1,045.2	1,315.5
Liabilities attributable to discontinued operations	—	—	76.6	243.9	233.2
Minority interest	765.5	1,089.4	1,104.9	1,024.5	1,057.2
Capital stock(d)	121.2	121.2	29.9	29.9	5.9
Total stockholders' equity(d)	139.8	176.9	9.4	7.6	46.3
U.S. GAAP:
Total assets	$2,800.1	$2,717.6	$2,566.5	$2,862.3	—
Long term debt	1,206.8	953.2	1,192.8	1,045.2	—
Minority interest	818.7	1,035.7	1,020.9	955.5	—
Capital stock	121.2	121.2	29.9	29.9	—
Total stockholders' equity	159.7	129.4	(9.3)	(8.1)	—
OTHER DATA (IAS):
Capital investments	307.2	110.3	105.7	83.8	$152.7
Depreciation and amortization	116.9	111.0	116.7	106.3	102.0

(a)
Includes in the year ended December 31, 2002: a loss as a result of the sale of fixed assets, expenses related to railroad equipment, provisions for doubtful accounts, loss resulting on subleasing of locomotives, expenses related to non-operating assets such as track maintenance and electricity and provision for the management fee payable to Promotora Servia. Includes in 2001: a net profit as a result of the sale of fixed assets and concession rights, a gain of recovery taxes and expenses related to railroad equipment, expenses related to non-operating assets such as track maintenance and electricity, provisions for doubtful accounts, non-operating expenses and nonrecurring charges. Includes in 2000: gain on the sale of assets, premium on the sale of shares of a subsidiary and gain on the sale of subsidiaries. Includes in 1999: gain on the sale of subsidiaries.

(b)
Interest expense net of exchange gains and losses.

(c)
Based on the weighted average of outstanding shares during each period, and restated to reflect the reverse stock split, which occurred in October 2001, prior to the merger of Transportación Marítima Mexicana, S.A. de C.V. with and into Grupo TMM. See "The Company." The aggregate number of Series A Shares outstanding as of December 31, 2002 was 56,963,137. See "The Company—Reclassification of Series A and Series L Shares."

(d)
The large increase from 2000 to 2001 in the figures for capital stock and total stockholders equity is a result of the merger of our predecessor, Transportación Marítima Mexicana, S.A. de C.V. with and into Grupo TMM and the additional shares issued in connection therewith. See Notes 1 and 12 of the Notes to our Financial Statements.

(e)
Book value: Results from dividing total stockholder's equity by the outstanding shares at the end of each period.

Selected Consolidated Operating Data

	Years Ended December 31,
	2002	2001	2000	1999	1998
			(dollars in millions)
REVENUES (IAS)
Railroad operations(a)	$712.4	$722.8	$698.6	$575.6	$480.2
Port and terminal operations	112.5	100.6	86.5	72.5	64.2
Specialized maritime services(b)(c)	123.2	119.0	133.6	123.9	161.5
Logistics operations	79.0	77.4	84.0	91.3	53.0
Intercompany revenues(g)	(18.5)	(19.7)	(12.8)	(18.6)	(18.2)

Total	$1,008.6	$1,000.1	$989.9	$844.7	$740.7

OPERATING PROFIT (IAS)(d)
Railroad operations(a)(e)	$155.7	$154.0	$168.6	$126.5	$59.2
Port and terminal operations(f)	33.4	37.0	33.5	23.4	25.2
Specialized maritime services(b)(c)	8.7	9.0	7.6	(7.5)	26.1
Logistics operations	4.0	6.3	8.3	5.8	2.8
Shared Corporate Costs	(17.8)	(17.2)	(20.4)	0.1	(2.2)

Total	$184.0	$189.1	$197.6	$148.3	$111.1

(a)
Our railroad operations consist of TFM and The Texas Mexican Railway Company (the "Tex-Mex Railway").

(b)
Specialized maritime services primarily consists of car carrier, dry bulk and refined petroleum products.

(c)
Includes a $0.6 million profit on the sale of vessels at December 31 2002; a $2.0 million gain on the sale of vessels in 2001; a $3.5 million loss on the sale of vessels in 1999; and a $13.7 million gain on the sale of vessels in 1998.

(d)
Includes estimated allocated administrative costs as follows, in 2002: $8.5 million in ports and terminals operations, $10.2 million in specialized maritime services, $5.8 million in logistics operations, $3.8 million in Tex-Mex Railway and $18.0 million in shared corporate cost; in 2001: $10.1 million in ports and terminals operations, $9.8 million in specialized maritime services, $7.8 million in logistics operations, $3.1 million in Tex-Mex Railway and $17.2 million in shared corporate cost; in 2000: $7.8 million in ports and terminals operations, $8.6 million in specialized maritime services, $7.8 million in logistics operations, $3.7 million in Tex-Mex Railway and $20.3 million in shared corporate cost; in 1999: $0.5 million in the Tex-Mex Railway, $7.4 million in ports and terminals operations, $8.8 million in specialized maritime services and $7.0 million in logistics operations; and in 1998: $0.5 million in the Tex-Mex Railway, $4.0 million in port and terminal operations, $8.8 million in specialized maritime services and $2.5 million in logistics operations.

(e)
Includes for the Tex-Mex Railway a loss of $1.7 million as a result of reorganization costs in 2000 and includes a gain on the sale of fixed assets of $0.7 million in 1999.

(f)
Includes a gain on the sale of fixed assets of $1.9 million in 1999.

(g)
Represents the elimination of intercompany transactions between segments.

        Under the terms of certain indebtedness, certain subsidiaries of the company, other than Grupo TFM and its subsidiaries, are considered "restricted subsidiaries." The following unaudited condensed financial information presents the financial position and results of operations of the company and its restricted subsidiaries, with Grupo TFM results reported under the equity method of accounting since Grupo TFM is not defined to be a restricted subsidiary. All supplemental information herein is presented on an IAS basis (except for the information excluding Grupo TFM from the consolidated financial data) and no attempt has been made to reconcile such information to U.S. GAAP.

Supplemental Unaudited Selected Consolidated Historical Financial Data
(Grupo TMM, S. A. without Grupo TFM)

(dollars in millions, except ratios, shares and per share data)

	Year Ended December 31,
	2002	2001	2000	1999
INCOME STATEMENT DATA (IAS):
Transportation and service revenues	$327.5	$343.9	$358.6	$329.3
Operating income(a)	28.3	33.2	31.0	25.4
Other income (expense)—net(b)	(5.4)	(7.9)	26.7	8.0
Interest income	3.4	11.5	6.2	3.3
Interest expense—net(c)	(64.3)	(54.7)	(56.9)	(64.3)
Benefit (provision) before income taxes, minority interest, and discontinued operations	(38.0)	(17.9)	7.0	(27.6)
Equity interest in Grupo TFM	(6.1)	32.7	16.0	17.4
Deferred income taxes benefits	10.4	11.8	8.9	5.9
Minority interest	(8.9)	(17.7)	(24.6)	80.8
Net income from continuing operations	(42.6)	8.2	7.3	76.6
Net loss from discontinued operations	—	—	(5.5)	(139.3)
Net income (loss)	(42.6)	8.9	1.8	(62.6)
Net income (loss) per share, basic and diluted(d)	(0.748)	0.477	0.103	(4.571)
Weighted average shares outstanding (000s), basic(d)	56,963	18,694	17,442	13,705
Weighted average shares outstanding (000s), diluted	56,963	18,694	17,442	13,705
BALANCE SHEET DATA (at end of period) (IAS):
Cash and cash equivalents	35.4	34.8	59.3	88.7
Total current assets	172.1	185.2	155.2	146.2
Concession rights and related assets—net	16.4	17.6	18.8	15.2
Property, machinery and equipment—net	120.7	184.0	167.3	169.8
Equity investments in Grupo TFM	386.2	406.3	374.1	312.6
Other non-current assets	152.9	148.9	149.1	154.9
Total assets	848.2	942	864.5	1,140.4
Current portion of long term debt	206.3	68.0	67.9	219.0
Long term debt	202.2	380.1	381.5	376.6
Minority interest	86.8	107.6	195.9	146.0
Capital stock(e)	121.2	121.2	29.9	29.9
Total stockholders' equity	139.8	176.9	9.4	7.6

OTHER DATA (IAS):
Capital investments(f)	20.2	44.4	40.3	34.4
Depreciation and amortization	30.4	29.2	27.0	26.9

(a)
Includes a $0.6 million profit on the sale of vessels in 2002; a $2.0 million gain on the sale of vessels in 2001; a $3.5 million loss on the sale of vessels in 1999; and a $13.7 million gain on the sale of vessels in 1998.

(b)
Includes in 2002: provision for the management fee payable to Promotora Servia and provisions for doubtful accounts; in 2001: provisions for doubtful accounts; in 2000: gain on the sale of assets, premium on the sale of shares of a subsidiary and gain on the sale of subsidiaries; in 1999: gain on the sale of subsidiaries.

(c)
Interest expenses net of exchange gain and losses.

(d)
Based on the weighted average of outstanding shares during each period, and restated to reflect the reverse stock split, which occurred in October 2001, prior to the merger of Transportación Marítima Mexicana, S.A. de C.V. with and into Grupo TMM. See "The Company." The aggregate number of our Series A shares outstanding as of December 31, 2002 was 56,963,137. See "The Company—Reclassification of Series A and Series L Shares."

(e)
The large increase from 2000 to 2001 in the figures for capital stock and total stockholders equity is a result of the merger of our predecessor, Transportación Marítima Mexicana, S.A. de C.V. with and into Grupo TMM and the additional shares issued in connection therewith. See Notes 1 and 12 to our consolidated Financial Statements, incorporated herein.

(f)
See "Liquidity and Capital Resources" for further details.

Exchange Rates

        We maintain our financial records in Dollars. However, we keep our tax records in Pesos. We record in our financial records the Dollar equivalent of the actual Peso charges for taxes at the time incurred using the prevailing exchange rate. In 2002, approximately 56% of our net consolidated revenues and 51% of our operating expenses from continuing operations were generated or incurred in Dollars. Most of the remainder of our net consolidated revenues and operating expenses from continuing operations were denominated in Pesos.

        The following tables set forth, for the periods and dates indicated, information regarding the noon buying rate for cable transfers payable in Pesos as certified by the Federal Reserve Bank of New York for customs purposes, expressed in Pesos per Dollar. On December 31, 2002, the noon buying rate was 10.37 Pesos per Dollar. On May 30, 2003, the noon buying rate was 10.18 Pesos per Dollar.

Noon Buying Rate (a)

Year ended December 31,	High	Low	Year-end Average(b)
1998	10.63	8.04	9.25
1999	10.60	9.22	9.54
2000	10.09	9.19	9.46
2001	9.97	8.95	9.34
2002	10.50	8.96	9.75

(a)
Source: Federal Reserve Bank of New York.

(b)
Average of month—end rates

Noon Buying Rate(a)
Month end	High	Low
December 31, 2002	10.50	10.08
January 31, 2003	11.02	10.30
February 28, 2003	11.09	10.75
March 31, 2003	11.26	10.65
April 30, 2003	10.82	10.25
May 30, 2003	10.46	10.08

(a)
Source: Federal Reserve Bank of New York.

B. Capitalization And Indebtedness

        Not applicable

C. Reasons For The Offer And Use Of Proceeds

        Not applicable

D. Risk Factors

Risks Relating to Our Liquidity Position

We were unable to successfully complete our exchange offers and are currently in default under the terms of our 2003 notes and 2006 notes. We also have a significant amount of short term debt and other obligations. We will not have sufficient liquidity to repay these obligations unless they are extended or refinanced and we complete the sale of our interest in TFM

        At December 31, 2002, we had $224.9 million of short term debt with face value of $227.3 million and $176.9 million of the 2003 Notes. The 2003 Notes matured on May 15, 2003, and we did not make payment of the principal amount thereof or accrued interest on the due date. As a result, we are in default under the terms of the 2003 notes, and such default has resulted in a cross-default under our 2006 notes and under certain other obligations of the Company and our subsidiaries. In addition, as of May 31, 2003, there was approximately $49.7 million of certificates outstanding that are issued by the trust established under the Receivables Securitization Facility. The obligations represented by the certificates are currently in default as a result of the default under the 2003 notes. To date, however, neither the trustee nor the holders of certificates has provided notice of an event of default rapid amortization event, although they may do so at any time. We are required to repurchase the certificates on June 30, 2003. See—Factors Relating to Grupo TMM—"We have granted a call option under our receivables securitization program, which may result in our loss of control of Grupo TFM or TFM." Furthermore, we also owe approximately $6.5 million to our affiliate, Promotora Servia, which is due on June 30, 2003.

        We do not currently have sufficient liquidity to repay the obligations described above. There can be no assurance that the sale of our interests in TFM (the "TFM Sale") will be completed and if it is not completed, we may not be able to arrange an alternative disposition of these assets. In addition, if the TFM Sale is completed, we will still need to take additional steps to meet these obligations. These steps could include one or more of the following: receipt of the additional amounts payable by KCS upon the successful resolution of the pending VAT claim, sale of other or additional assets, such as shares of KCS, sales of common stock, refinancing these amounts, or negotiation of waivers or extensions with the holders of these amounts or raising equity in order to meet these obligations when due. There is no assurance that we will be successful in completing the TFM Sale or taking such additional steps.

If we are unable to refinance or repay the 2003 notes and 2006 notes or if we fail to meet our other obligations, we face a risk of reorganization-related proceedings

        If we are unable to restructure or refinance our obligations, holders of the 2003 notes, 2006 notes and some of our creditors, as the case may be, could take legal action against us, including seeking to institute a reorganization proceeding in the United States or Mexico. Further, we may choose to institute a voluntary reorganization proceeding. On May 21, 2003, purported holders of approximately $16.9 million of 2003 notes filed a law suit in New York Supreme Court seeking to receive the principal amount and accrued interest due on the 2003 notes purportedly held by the plaintiffs. We have not yet filed an answer to this lawsuit.

        If any reorganization proceedings were to be instituted in Mexico, we could not predict the duration thereof or the ability of holders of existing notes to influence the outcome of such proceedings. We are not aware of any company of our size that has successfully completed a restructuring under the new Mexican reorganization law since the current regulation was passed in May of 2000. A reorganization proceeding is likely to result in significant changes to our existing obligations, including the existing notes, which could include the cancellation or rescheduling of all or part of those obligations. During the pendency of any such proceeding, our ability to operate or manage our business, to retain employees, to maintain existing or create new client relationships, to continue to collect payments for our services or to obtain any type of funding or financing would likely be materially adversely affected. We believe that any such adverse effects would be exacerbated if the reorganization proceeding were protracted as the statutory provisions governing this proceeding remain largely untested.

Mexican reorganization laws may not be as favorable to our creditors as U.S. insolvency and bankruptcy laws

        The current Mexican reorganization law is based on the largely untested Ley de Concursos Mercantiles enacted in May 2000 (Law of Commercial Reorganizations), which we refer to as the "LCR," which provides for two distinct proceedings: conciliation and bankruptcy. The conciliation phase lasts up to 185 days, absent protracted litigation. This initial term is subject to extension for two 90-day periods. The objective of the conciliation phase is to reach an agreement between the debtor and its creditors to restructure the indebtedness of the debtor. The bankruptcy phase does not have a specific term within which it must be concluded. It is expected that both proceedings are likely to require significantly more time and be significantly more unpredictable than a reorganization or bankruptcy proceeding under U.S. laws. If Grupo TMM were to be declared subject to reorganization under the LCR, its creditors would have to file a claim in Spanish against the estate of Grupo TMM in Federal District Court in Mexico City, Mexico. Upon the court's recognition of such persons as creditors of Grupo TMM, such persons' claims would be unsecured and ranked with equal right to payment with all other unsecured claims filed against our estate.

Payment of judgments against us on our obligation would be in pesos

        In the event that proceedings are brought against us in Mexico, we would not be required to discharge our obligations in a currency other than Mexican currency. Under the Ley Monetaria de los Estados Unidos Mexicanos (Monetary Law of the United Mexican States), an obligation in a currency other than Mexican currency, which is payable in Mexico, may be satisfied in Mexican currency at the rate of exchange in effect on the date on which payment is made. Such rate is currently determined and published by the Banco de México every business and banking day. As a result of the judgment conversion to pesos, our creditors may suffer a significant U.S. dollar shortfall if you obtain a judgment or a distribution in bankruptcy. You should be aware that no separate actions exist or are enforceable in Mexico for compensation for any such shortfall.

If we were declared subject to reorganization under Mexican law, our creditors may find it difficult to collect payment on their obligations.

        If we were subject to a reorganization proceeding in a Mexican court, our obligations, including the 2003 notes and the 2006 notes:

  •
  would be converted into pesos at the exchange rate prevailing at the time of a declaration of reorganization and from pesos into UDIs inflation indexed units at the exchange rate prevailing at that time;

  •
  would be dependent upon the outcome of the reorganization proceeding and payment, if any, and would occur at the time claims of all of our unsecured creditors are satisfied if and to the extent funds are sufficient; and

  •
  would cease to accrue interest.

Mexican law and regulations may impair the ability of our creditors to enforce in Mexico certain rights in connection with our obligations

        Under Mexican law our creditors rights are limited in the following ways:

  •
  any obligation to pay interest on interest is currently not enforceable under Mexican law;

  •
  the existing notes or the new notes may not constitute negotiable instruments under Mexican law and, therefore, if you initiate an action against us in a Mexican court, that court may not grant an immediate lien on our property;

  •
  service of process by mail does not constitute effective service under Mexican law, and if a final judgment based on service of process by mail was made outside of Mexico, it would not be enforceable in Mexico;

  •
  any judgments as a result of enforcement proceedings in Mexico would be payable in pesos; and

  •
  payment of obligations under the existing notes or the new notes would depend on the outcome of a reorganization proceeding, which is likely to be very lengthy.

If we are unable to restructure our existing debt and the TFM Sale is not completed, our lack of liquidity could severely impact our ability to continue as a going concern

        Our consolidated financial statements have been prepared assuming that we will continue as a going concern. However, our independent auditors have stated in their most recent report that, due to the near term maturity of a substantial amount of our financial obligations and our current liquidity condition, there is substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty. Our ability to continue as a going concern will be dependent upon the successful restructuring of our existing debt, the pending TFM Sale and our ability to extend or refinance our financial obligations, sell additional assets or obtain additional financing to meet our financial obligations.

Risks Relating to the TFM Sale

Completion of the TFM Sale may increase the risk we will be classified as an investment company

        Upon the closing of the TFM Sale, a significant portion of the company's assets will consist of the shares of KCS received in the TFM Sale. As a result, we run the risk of becoming an inadvertent "investment company" under the U.S. Investment Company Act of 1940 (the "Investment Company Act"). Generally, an issuer is deemed to be an investment company subject to registration if its holdings of "investment securities," which usually are securities other than securities issued by majority owned subsidiaries and government securities, exceed 40% of the value of its total assets exclusive of government securities and cash items on an unconsolidated basis. Registered investment companies are subject to extensive, restrictive and potentially adverse regulation relating to, among other things, operating methods, management, capital structure, dividends and transactions with affiliates. Registered investment companies are not permitted to operate their business in the manner in which we operate our business.

        The shares of KCS common stock we expect to receive in the TFM Sale would be considered to be investment securities. However, a company that otherwise would be deemed to be an investment company may be excluded from such status for a one-year period provided that such company has a bona fide intent to be engaged as soon as reasonably possible, and in any event within that one-year period, primarily in a business other than that of investing, reinvesting, owning, holding or trading in securities. If the company would otherwise be deemed to be an investment company under the Investment Company Act, it intends to rely on this exemption while it attempts to redeploy assets, effectuate a combination with another operating business or take other steps to avoid classification as an investment company.

        If the company has not taken such steps within the one-year period referred to above, the company may be required to (1) apply to the Commission for exemptive relief from the requirements of the Investment Company Act, or (2) invest certain of its assets in government securities and cash equivalents that are not considered "investment securities" under the Investment Company Act. There can be no assurance that the company will be able to obtain exemptive relief from the Commission. Investing the company's assets in government securities and cash equivalents could yield a significantly lower rate of return than other investments that the company could make if it chose to register as an investment company (although there is no assurance we could successfully register as an investment company even if we chose to do so).

        If it were established that we are an unregistered investment company, there would be a risk, among other material adverse consequences, that we could become subject to monetary penalties or injunctive relief, or both, in an action brought by the Commission, that we would be unable to enforce contracts with third parties or that third parties could seek to obtain rescission of transactions with us undertaken during the period it was established that we were an unregistered investment company.

The TFM Sale may not be completed

        We have entered into a definitive agreement for the TFM Sale. This agreement, however, provides that completion of the TFM Sale is subject to a number of conditions, including approval of our stockholders and the KCS stockholders and certain Mexican and United States government regulatory agencies. In addition, the TFM Sale is conditioned upon the consent of the holders of our outstanding 2003 notes and 2006 notes. We sought such consents in connection with our recent exchange offers but were not successful in obtaining such consents. There is no assurance that we will be able to obtain any such consent from the holders of the 2003 notes or the 2006 notes or that the other conditions to the TFM Sale will be satisfied. See Item 4 "Information on the Company," Section B "Business Overview—Recent Developments—The Asset Sales." If the TFM Sale does not occur, we will need to either seek alternative buyers, find other sources of investment capital or otherwise restructure or refinance our obligations. There is no assurance that we would be successful in finding alternative buyers or that the terms would be as favorable as the current agreements relating to the TFM Sale. In addition, there is no assurance we will be successful in restructuring our debt or that could find alternative financing for our short-term obligations.

        As a result of the completion of the sale of our ports and terminals division (the "Port Sale") we have materially reduced our capacity to generate EBITDA and our access to cash flow generated by our subsidiaries, which will have a material and adverse effect on our ability to service our outstanding obligations as they become due.

Factors relating to Grupo TMM

Our substantial indebtedness, and that of our subsidiary, TFM, could adversely affect our business and, consequently, our ability to pay interest and repay our indebtedness

        We and TFM each have a significant amount of indebtedness, which requires significant debt service. As of December 31, 2002, after giving effect to the recent financings by Grupo TMM and TFM, we had consolidated indebtedness of approximately $1,431.7 million, which includes $1,023.1 million of TFM's indebtedness. Our shareholders' equity, including minority interest in consolidated subsidiaries, was $905.3 million, and TFM's was $1,042.0 million, as of December 31, 2002, resulting in a debt to equity ratio of 158.2% and 98.2% respectively. After the completion of the TFM Sale, we will have, on a pro forma basis at December 31, 2002, shareholder equity of approximately $205 million and a debt to equity ratio of approximately 85%.

        The level of our and TFM's consolidated indebtedness could have important consequences. For example, it could:

  •
  limit cash flow available for capital expenditures, acquisitions, working capital and other general corporate purposes because a substantial portion of our cash flow from operations must be dedicated to servicing debt;

  •
  increase our vulnerability to general adverse economic and industry conditions;

  •
  expose us to risks inherent in interest rate fluctuations because some borrowings are at variable rates of interest, which could result in higher interest expenses in the event of increases in interest rates;

  •
  expose us to risks in exchange rate fluctuations, because any devaluation of the peso would cause the cost of our and TFM's dollar-denominated debt to increase;

  •
  limit our flexibility in planning for, or reacting to, competitive and other changes in our business and the industries in which we operate;

  •
  place us at a competitive disadvantage compared to our competitors that have less debt and greater operating and financing flexibility than we do; and

  •
  limit, through covenants in our indebtedness, our ability to borrow additional funds.

        As a result of our high level of indebtedness, we have taken steps to improve our liquidity to meet our financial obligations. Completion of the TFM Sale will significantly change the nature of our operations and assets. If the TFM Sale is completed, we will no longer have any access to any cash flows generated by TFM and our ports division and will be dependent upon our remaining operations and the performance of KCS, as reflected in the stock price of KCS's common stock.

        Our and TFM's ability to pay interest and to repay or refinance indebtedness will depend upon future operating performance, including the ability to increase revenues significantly and control expenses. Future operating performance depends upon prevailing economic, financial, competitive, legislative, regulatory, business and other factors that are beyond our control.

        We cannot assure you that our business will generate sufficient cash flow from operations, that currently anticipated revenues and operating performance will be realized or that future borrowings will be available to us in amounts sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. In addition, we may have difficulty accessing cash flows generated by our subsidiaries and joint ventures. See "—Risks Related to Our Liquidity Position." If we or TFM are unable to meet our debt service obligations or fund our other liquidity needs, we could attempt to restructure or refinance our indebtedness, seek additional equity capital or sell assets. We cannot assure you that we will be able to accomplish those actions on satisfactory terms, if at all.

        The indentures relating to our and TFM's debt securities and contain a number of restrictive covenants and any additional financing arrangements we enter into may contain additional restrictive covenants. These covenants restrict or prohibit many actions, including our ability, or that of our subsidiaries, to:

  •
  incur indebtedness;

  •
  create or suffer to exist liens;

  •
  make prepayments of particular indebtedness;

  •
  pay dividends;

  •
  make investments;

  •
  engage in transactions with shareholders and affiliates;

  •
  sell assets; and

  •
  engage in mergers and consolidations or in sale-leaseback transactions.

        If we fail to comply with these restrictive covenants, our obligation to repay our debt may be accelerated.

We may be unable to successfully expand our business

        If the TFM Sale is not completed, any future growth of our businesses will depend on a number of factors, including:

  •
  identification and continued evaluation of niche markets;

  •
  identification of joint venture opportunities or acquisition candidates and entering into acquisitions or joint ventures on favorable terms;

  •
  the ability to hire and train qualified personnel;

  •
  the successful integration of any acquired businesses with our existing operations; and

  •
  our ability to effectively manage expansion and to obtain required financing.

        In order to maintain and improve operating results from new businesses, as well as our existing businesses, we will be required to manage our growth and expansion effectively. However, the management of new businesses involves numerous risks, including difficulties in assimilating the operations and services of the new businesses, the diversion of management's attention from other business concerns and the disadvantage of entering markets in which we may have no or limited direct or prior experience. Our failure to effectively manage our expansion could have a material adverse effect on our results of operations.

We have granted a call option under our receivables securitization program, which may result in our loss of control of Grupo TFM or TFM

        At the end of 2001, we established a receivables securitization program, pursuant to which: (i) we and some of our wholly-owned subsidiaries sold certain receivables and collection rights derived from agreements with, or services rendered to, some of their customers to a trust, (ii) the trust issued and sold, and may continue to issue and sell, certificates representing an interest in the trust to certain qualified investors pursuant to an exemption from registration under the U.S. securities laws and (iii) we received $23.2 million net of fees and expenses associated with establishment of the program. We received an additional net $30.0 million in October of 2002, and received an additional $35.0 million on December 23, 2002 from an expansion of the program. The total amount outstanding under the receivables securitization facility at May 31, 2003 was approximately $49.7 million. Pursuant to certain agreements related to the program, TMM Multimodal, of which we own approximately 97% of the voting shares, granted the trust an option to acquire, upon the occurrence of certain events, that number of Grupo TFM shares owned by TMM Multimodal as may be necessary to provide the trust with sufficient funds to repurchase, in full, the receivables underlying the certificates by paying an amount equal to all amounts outstanding under the certificates. This option is exercisable by the trust upon the occurrence of certain events, including the failure on our part and on the part of our subsidiaries, under the securitization program, to repurchase receivables from the trust in an amount sufficient to permit the trust to prepay the certificates outstanding under the securitization program on or before June 30, 2003, or upon certain events of default or rapid amortization events. The obligations represented by the certificates are currently in default as a result of the default under the 2003 notes. To date, however, neither the trustee nor the holders of certificates has provided notice of an event of default rapid amortization event, although they may do so at any time. Exercise of the Grupo TFM option is subject to the transfer restrictions contained in the Bylaws of Grupo TFM, as well as transfer and ownership restrictions under Mexican law. If the call option becomes exercisable, and the trust were to exercise the option, we may lose control of Grupo TFM and of TFM, its most significant subsidiary.

TFM's business is very capital intensive

        TFM's business is capital intensive and requires substantial ongoing expenditures for, among other things, improvements to roadway, structures and technology, acquisitions, leases and repair of equipment, and maintenance of its rail system. TFM's failure to make necessary capital expenditures could impair its ability to accommodate increases in traffic volumes or service its existing customers. In addition, TFM's railroad concession from the Mexican government requires TFM to make investments and undertake capital projects, including capital projects described in a business plan filed every five years with the Mexican government. TFM may defer capital expenditures with respect to its five-year business plan with the permission of the Secretaría de Comunicaciones y Transportes (Ministry of Communications and Transports or "Ministry of Transportation"). However, the Ministry of Transportation may not grant this permission, and TFM's failure to comply with the commitments in its business plan could result in the Mexican government revoking the concession.

TFM's concession is subject to revocation or termination in certain circumstances

        The Mexican government may terminate the concession granted to TFM as a result of TFM's surrender of its rights under the concession, or for reasons of public interest, by revocation or upon TFM's liquidation or bankruptcy. The Mexican government may also temporarily seize TFM's assets and its rights under the concession. The Ley Reglamentaria del Servicio Ferroviario (Law Regulating Railroad Services or "Mexican railroad services law and regulations") provides that the Ministry of Transportation may revoke the concession upon the occurrence of specified events, some of which will trigger automatic revocation. Revocation or termination of the concession would prevent TFM from operating its railroad and would materially adversely affect TFM's operations and its ability to make payments on its debt. In the event that the concession is revoked by the Ministry of Transportation, TFM will receive no compensation, and its rail lines and all other fixtures covered by the concession, as well as all improvements made by it, will revert to the Mexican government. See Item 4 "Information on the Company," Section B "Business Overview—Railroad Operations—The Concession."

Our interest in TFM is held with a third party, and we may not be able to control significant operating decisions

        We and KCS are the principal shareholders of Grupo TFM. Although we hold a majority voting interest in Grupo TFM, decisions on certain matters that may be material to TFM's operations and business require the approval of both shareholders. Differences of views between us and KCS may result in delayed decisions or the failure to reach an agreement, which could adversely affect TFM's operations and business. A change in the corporate structure of TFM's strategic partners may also adversely affect its operations.

TFM's results from operations are heavily dependent on fuel expenses

        Approximately 98% of the locomotives TFM operates are diesel-powered, and TFM's fuel expenses are significant. TFM currently meets, and expects to continue to meet, its fuel requirements almost exclusively through purchases at market prices from Petróleos Mexicanos, the national oil company of Mexico ("PEMEX"), a government-owned entity exclusively responsible for the distribution and sale of diesel fuel in Mexico. TFM is party to a fuel supply contract with PEMEX of indefinite duration. Either party may terminate the contract upon 30 days written notice to the other at any time. If the fuel contract is terminated and TFM is unable to acquire diesel fuel from alternate sources on acceptable terms, TFM's operations could be materially adversely affected. In addition, instability in the Middle East may result in an increase in fuel prices. Since TFM's fuel expense represents a significant portion of its operating expenses, significant increases in the price of diesel fuel could have a material adverse effect on TFM's results of operations.

TFM may be unable to generate sufficient cash to service or refinance its debt

        TFM's ability to satisfy its obligations under its debt in the future will depend upon TFM's future performance, including its ability to increase revenues significantly and control expenses. TFM's future operating performance depends upon prevailing economic, financial, business and competitive conditions and other factors, many of which are beyond its control.

        If TFM's cash flow from operations is insufficient to satisfy its obligations, TFM may take specific actions, including delaying or reducing capital expenditures, attempting to refinance its debt at or prior to its maturity or, in the absence of such refinancing, attempting to sell assets quickly in order to make up for any shortfall in payments under circumstances that might not be favorable to getting the best price for the assets, or seeking additional equity capital. TFM's ability to refinance its debt and take other actions will depend on, among other things, its financial condition at the time, the restrictions in the instruments governing its debt and other factors, including market conditions, beyond TFM's control. TFM may be unable to take any of these actions on satisfactory terms or in a timely manner. Further, these actions may not be sufficient to allow TFM to meet its debt obligations. TFM's indentures and commercial paper credit agreement limit its ability to take certain of these actions. TFM's failure to successfully undertake any of these actions or to earn enough revenues to pay its debts, or significant increases in the peso cost to service its dollar-denominated debt, could materially and adversely affect TFM's business or operations.

Certain regulatory and market factors could adversely affect our ability to expand our rail transportation operations

        The trucking industry is TFM's primary competition. In February 2001, a NAFTA tribunal ruled in an arbitration between the United States and Mexico that the United States must allow Mexican trucks to cross the border and operate on U.S. highways. NAFTA called for Mexican trucks to have unrestricted access to highways in U.S. border states by 1995 and full access to all U.S. highways by January 2000. However, the United States has not followed the timetable because of concerns over Mexico's trucking safety standards. On March 14, 2002, as part of its agreement under NAFTA, the U.S. Department of Transportation issued safety rules that allow Mexican truckers to apply for operating authority to transport goods beyond the 20-mile commercial zones along the U.S.-Mexico border. These safety rules require Mexican carriers seeking to operate in the United States to pass, among other things, safety inspections, obtain valid insurance with a U.S. registered insurance company, conduct alcohol and drug testing for drivers and to obtain a U.S. Department of Transportation identification number. Mexican commercial vehicles with authority to operate beyond the commercial zones will be permitted to enter the United States only at commercial border crossings and only when a certified motor carrier safety inspector is on duty. Given these recent developments, we cannot assure you that truck transport between Mexico and the United States will not increase substantially in the future. Such an increase could affect TFM's ability to continue converting traffic to rail from truck transport because it may result in an expansion of the availability, or an improvement of the quality, of the trucking services offered in Mexico.

        In recent years, there has been significant consolidation among major North American rail carriers. The resulting merged railroads could attempt to use their size and pricing power to block other railroads' access to efficient gateways and routing options that are currently and have been historically available. We cannot assure you that further consolidation will not have an adverse effect on us.

Significant competition could adversely affect our future financial performance

        Certain of our business segments face significant competition, which could have an adverse effect on our results of operations. TFM faces significant competition from trucks and other rail carriers as well as limited competition from the shipping industry in its freight operations. Our parcel tanker and supply ship services operating in the Gulf of Mexico have faced significant competition, mainly from U.S. shipping companies. Although we expect that a recently enacted Mexican law restricting cabotage of ships (intra-Mexican movement) at Mexican ports to Mexican-owned vessels carrying the Mexican flag will reduce competition from non-Mexican companies in this sector, there can be no assurance that such competition will be reduced. In our land operations division, our trucking transport and automotive logistics services have faced intense competition, including price competition, from a large number of Mexican, U.S. and international trucking lines. For example, in late 2000, we lost our long-term contract with Wal-Mart to a lower bidder, under which we supplied trucks that were used to deliver consumer goods from Wal-Mart warehouses to retail outlets throughout Mexico. Although we successfully re-established Wal-Mart as a client in the latter part of 2001 and continue to provide them with trucking services, we can not assure you that we will not lose business in the future due to our inability to respond to competitive pressures by decreasing our prices without adversely affecting our gross margins and operational results.

        The trucking industry is TFM's primary competition. TFM also faces significant competition in some industry segments from other railroads, in particular Ferrocarril Mexicano, S.A. de C.V. ("Ferromex"), which operates the Pacific-North Rail Lines. In particular, TFM has experienced, and continues to experience, competition from Ferromex with respect to the transport of grain, minerals and steel products. The rail lines operated by Ferromex run from Guadalajara and Mexico City to four U.S. border crossings west of Laredo, Texas, providing a potential alternative to TFM's routes for the transport of freight from those cities to the U.S. border. Ferromex directly competes with TFM in some areas of its service territory, including Tampico, Saltillo, Monterrey and Mexico City. Ferrocarril del Sureste, S.A. de C.V. ("Ferrosur"), which operates the Southeast Rail Lines, also competes directly with TFM for traffic to and from southeastern Mexico. Ferrosur, like TFM, serves Mexico City, Puebla and Veracruz. Ferromex and Ferrosur are privately owned companies that may have greater financial resources than TFM. Among other things, this advantage may give them greater ability to reduce freight prices. Price reductions by competitors would make TFM's freight services less competitive and we cannot assure you that TFM would be able to match these rate reductions.

        Under TFM's concession, TFM must grant to Ferromex the right to operate over a north-south portion of its rail lines between Ramos Arizpe near Monterrey and the city of Querétaro that constitutes over 600 kilometers of TFM's main track. Using these trackage rights, Ferromex may be able to compete with TFM over its rail lines for traffic between Mexico City and the United States. TFM's concession also requires it to grant rights to use certain portions of its tracks to Ferrosur and the "belt railroad" operated in the greater Mexico City area by the Ferrocarril y Terminal del Valle de México, S.A. de C.V. (the Mexico City Railroad and Terminal), thereby providing Ferrosur with more efficient access to certain Mexico City industries. As a result of having to grant trackage rights to other railroads, TFM incurs additional maintenance costs and also loses the flexibility of using its tracks at all times.

        Ferromex and Ferrosur announced that they agreed to the acquisition of Ferrosur by Ferromex. TFM filed a notice with the Mexican Antitrust Commission objecting to the proposed acquisition on the grounds that it would limit competition. The acquisition was reviewed by the Mexican Antitrust Commission and on May 16, 2002 the Mexican Antitrust Commission announced that it notified Ferromex that it has denied authorization to consummate the acquisition on antitrust grounds. Ferromex subsequently filed an appeal for review of the order, and on September 18, 2002, the Mexican Antitrust Commission confirmed its prior ruling denying authorization to consummation of the acquisition. Ferromex has requested the Federal Courts in Mexico to review the decision of the Mexican Antitrust Commission. If the acquisition is completed, the resulting railroad would operate the largest rail system in Mexico, and we cannot assure you that this would not have a material adverse effect on our operations, particularly on the revenues generated by our route between Mexico City and the port of Veracruz.

The rates for trackage rights set by the Ministry of Transportation may not adequately compensate TFM

        Pursuant to TFM's concession, TFM is required to grant rights to use portions of its tracks to Ferromex, Ferrosur and the Mexico City Railroad and Terminal. Applicable law stipulates that Ferromex, Ferrosur and the Mexico City Railroad and Terminal are required to grant to TFM rights to use portions of their tracks. Applicable law provides that the Ministry of Transportation is entitled to set the rates in the event that TFM and the party to whom it is granting the rights cannot agree on a rate. TFM and Ferromex have not been able to agree upon the rates each of them is required to pay the other for interline services and haulage and trackage rights. Therefore, in accordance with TFM's rights under the Mexican railroad services law and regulations, in February 2001, TFM initiated an administrative proceeding requesting a determination of such rates by the Ministry of Transportation, which subsequently issued a ruling.

        Although the Ministry of Transportation's ruling establishes rates using the criteria set forth in the Mexican railroad services law and regulations, TFM is appealing the ruling on the grounds that it fails to establish rates for interline services and because TFM disagrees with the methodology applied to the criteria in calculating the trackage rights rates. TFM also requested and obtained a suspension of the effectiveness of the ruling pending resolution of its appeal. We cannot predict whether TFM will ultimately prevail in this proceeding and whether the rates TFM is ultimately allowed to charge will be adequate to compensate it. See Item 4 "Information on the Company," Section B "Business Overview—Railroad Operations" for more information.

If our time charter arrangements are terminated or expire, our business could be adversely affected

        We currently time charter three product tankers to PEMEX. A fourth product tanker time charter expired in December 2002, and the vessel is currently working under spot conditions. In the event that our time charter arrangements with PEMEX are terminated or expire, we will be required to seek new time charter arrangements for these vessels. We cannot be sure that time charters will be available for the vessels following termination or expiration or that time charter rates in effect at the time of such termination or expiration will be comparable to those in effect under the existing time charters or in the present market. In the event that time charters are not available on terms acceptable to us, we may employ those tankers in the spot market. Because charter rates in the spot market are subject to greater fluctuation than time charter rates, any failure to maintain existing, or enter into comparable, charter arrangements could adversely affect our operating results.

Recent terrorist activities and geopolitical events and their consequences could adversely affect our operations

        As a result of the terrorist attacks in the United States on September 11, 2001, and the recent war involving, among others, the United States and Iraq, there has been increased short-term market volatility, and there may be long-term effects on U.S. and world economies and markets.

        Terrorist attacks may negatively affect our operations. The continued threat of terrorism within the United States and abroad and the potential for military action and heightened security measures in response to such threat may cause significant disruption to commerce throughout the world, including restrictions on cross-border transport and trade. In addition, related political events may cause a lengthy period of uncertainty that may adversely affect our business. There can be no assurance that there will not be further large-scale terrorist attacks. Political and economic instability in other regions of the world, including the United States and Canada, may also result and could negatively impact our operations. The consequences of terrorism and the responses thereto are unpredictable and could have an adverse effect on our operations.

Downturns in the U.S. economy or in trade between the United States and Mexico would likely have adverse effects on our business and results of operations

        The level and timing of our business activity is heavily dependent upon the level of U.S.-Mexican trade and the effects of NAFTA on such trade. Downturns in the U.S. or Mexican economy or in trade between the United States and Mexico would likely have adverse effects on our business and results of operations. Our business of logistics and transportation of products traded between Mexico and the United States depends on the U.S. and Mexican markets for these products, the relative position of Mexico and the United States in these markets at any given time and tariffs or other barriers to trade. For example, the recent downturn in the U.S. economy has had an adverse effect on our revenues. This downturn may continue and could worsen, thereby having a material adverse effect on our results of operations and our ability to meet our debt service obligations as described above.

        Also, fluctuations in the peso-dollar exchange rate could lead to shifts in the types and volumes of Mexican imports and exports. Although a decrease in the level of exports of some of the commodities that we transport to the United States may be offset by a subsequent increase in imports of other commodities we haul into Mexico and vice versa, any offsetting increase might not occur on a timely basis, if at all. Future developments in U.S.-Mexican trade beyond our control may result in a reduction of freight volumes or in an unfavorable shift in the mix of products and commodities we carry.

Downturns in certain cyclical industries in which our customers operate could have adverse effects on our results of operations

        The shipping, transportation and logistics industries are highly cyclical, generally tracking the cycles of the world economy. Although transportation markets are affected by general economic conditions, there are numerous specific factors within each particular market segment that may influence operating results. Some of our customers do business in industries that are highly cyclical, including the oil and gas, automotive and agricultural sectors. Any downturn in these sectors could have a material adverse effect on our operating results. Also, some of the products we transport have had a historical pattern of price cyclicality which has typically been influenced by the general economic environment and by industry capacity and demand. For example, global steel and petrochemical prices have decreased in the past. We cannot assure you that prices and demand for these products will not decline in the future, adversely affecting those industries and, in turn, our financial results.

We are exposed to the risk of loss and liability

        Our business is affected by a number of risks, including mechanical failure of vessels and equipment, collisions, property loss of vessels and equipment, cargo loss or damage, as well as business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, the operation of any ocean-going vessel is subject to the inherent possibility of catastrophic marine disaster, including oil spills and other environmental accidents, and the liabilities arising from owning and operating vessels in international trade.

        We maintain insurance to cover the risk of partial or total loss of or damage to all of our assets, including, but not limited to, railtrack, rail cars, port facilities, port equipment, trucks, land facilities and offices. In particular, we maintain marine hull and machinery and war risk insurance on our vessels, which covers the risk of actual or constructive total loss. Additionally, we have protection and indemnity insurance for damage caused by our operations to third persons. We do not carry insurance covering the loss of revenue resulting from a downturn in our operations or resulting from vessel off-hire time on certain vessels. We cannot assure you that our insurance would be sufficient to cover the cost of damages suffered by us or damages to others, that any particular claim will be paid or that such insurance will continue to be available at commercially reasonable rates in the future.

We face potential environmental liability

        Our operations are subject to Mexican federal and state laws and regulations relating to the protection of the environment. The primary environmental law in Mexico is the General Law of Ecological Balance and Environmental Protection (the "Ecological Law"). The Mexican federal agency in charge of overseeing compliance with, and enforcing the federal environmental laws is the Ministry of Environmental Protection and Natural Resources (Secretaría del Medio Ambiente y Recursos Naturales, or "Semarnat"). As part of its enforcement powers, Semarnat is empowered to bring administrative and criminal proceedings and impose economic sanctions against companies that violate environmental laws, and temporarily, or even permanently, close non-complying facilities. Under the Ecological Law, the Mexican government has implemented a program to protect the environment by promulgating rules concerning water, land, air and noise pollution, and hazardous substances. We are also subject to the laws of various jurisdictions and international conferences with respect to the discharge of materials into the environment. While we maintain insurance against certain of these environmental risks in an amount which we believe is consistent with amounts customarily obtained in accordance with industry norms, we cannot assure you that our insurance is sufficient to cover damages we may suffer. We cannot predict the effect, if any, that the adoption of additional or more stringent environmental laws and regulations would have on our results of operations, cash flows or financial condition.

        Under the United States Oil Pollution Act of 1990, or "OPA 90," owners and operators of ships could be exposed to substantial liability, and in some cases, unlimited liability for removal costs and damages resulting from the discharge of oil, petroleum or related substances into United States waters by their vessels. In some jurisdictions, including the United States, claims for removal costs and damages would enable claimants to immediately seize the ships of the owning and operating company and sell them in satisfaction of a final judgment. The existence of statutes enacted by individual states of the United States on the same subject, but requiring different measures of compliance and liability, creates the potential for similar claims being brought under state law. In addition, several international conventions that impose liability for the discharge of pollutants have been adopted by other countries. We time-charter product tankers to PEMEX, which PEMEX uses to transport refined petroleum products domestically. Pursuant to these time-charters, PEMEX has the right to transport crude oil and operate internationally. We also operate four parcel tankers in the international market. See Item 4 "Information on the Company," Section B "Business Overview—Specialized Maritime Services." If a spill were to occur in the course of operation of one of our vessels carrying petroleum products, and such spill affected the United States or another country that had enacted legislation similar to OPA 90, we could be exposed to substantial or unlimited liability. Additionally, our vessels carry bunkers (ship fuel) and certain goods that, if spilled, under certain conditions, could cause pollution and result in substantial claims against us, including claims under OPA 90 and other United States federal, state and local laws. Our railroad operations are subject to the provisions of the Ecological Law. The regulations issued under the Ecological Law and technical environmental requirements issued by the Ministry of the Environment and Natural Resources have promulgated standards for, among other things, water discharge, water supply, emissions, noise pollution, hazardous substances and transportation and handling of hazardous and solid waste.

        TFM may also incur other environmental liabilities with respect to U.S. environmental laws in connection with its ownership of Mexrail. The U.S. Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA" or "Superfund") and similar state laws (known as Superfund laws) impose liability for the cost of remedial or removal actions, natural resources damages and related costs at certain sites identified as posing a threat to the environment or public health. CERCLA imposes strict liability on the owners and operators of facilities in which hazardous waste and other hazardous substances are deposited or from which they are released or are likely to be released into the environment. Liability may be imposed, without regard to fault or the legality of the activity, on certain classes of persons, including the current and certain prior owners or operators of a site and persons that arranged for the disposal or treatment of hazardous substances. Liability is imposed on a joint and several basis. In addition, other potentially responsible parties, adjacent landowners or other third parties may initiate cost recovery actions or toxic tort litigation against sites subject to CERCLA or similar state laws.

Potential labor disruptions could adversely affect our financial condition and our ability to meet our obligations under our debt

        As of December 31, 2002, approximately 63% of our employees were covered by a labor agreement. The compensation terms of the labor agreement are subject to renegotiation on an annual basis and all other terms are renegotiated every two years. We may not be able to negotiate these provisions favorably, and strikes, boycotts or other disruptions could occur. These potential disruptions could have a material adverse effect on our financial condition and results of operations and on our ability to meet our payment obligations under our debt.

We have a contingent obligation to purchase shares of TFM owned by the government of Mexico

        The Mexican government retained a 20% interest in TFM in connection with the privatization of TFM. By agreement, the Mexican government has reserved the right to sell its equity interest by October 31, 2003 in a public offering that must be approved by Grupo TFM and its shareholders. If a public offering of TFM shares does not occur by that date, Grupo TFM will have the obligation to purchase the government's interest at the original peso purchase price per share paid by Grupo TFM, indexed to Mexican inflation. If Grupo TFM does not purchase the government's shares, the government may require that we and KCS, either jointly or individually, purchase the government's shares at this price. The price of the government's shares, as indexed for inflation, was approximately 1,570.3 million UDIs (Investment Units Indexed to Inflation) (representing 4,935 million pesos as of July 31, 2002). This amount may be in excess of the fair market value of the government's shares. We currently do not have sufficient resources to acquire the government's shares if required to do so. If the TFM Sale is completed, KCS will assume our obligation under the put agreement and indemnify us against any losses resulting from any failure on their part to satisfy in full the put obligations.

Factors Relating to Mexico

Mexico is an emerging market economy, with attendant risks to our results of operations and financial condition

        The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Accordingly, Mexican governmental actions concerning the economy and state-owned enterprises could have a significant impact on Mexican private sector entities in general and on us in particular, as well as on market conditions, prices and returns on Mexican securities, including our securities. The national elections held on July 2, 2000 ended 71 years of rule by the Institutional Revolutionary Party ("PRI") with the election of President Vicente Fox Quesada, a member of the National Action Party ("PAN") and resulted in the increased representation of opposition parties in the Mexican Congress and in mayoral and gubernatorial positions. Although there have not yet been any material adverse repercussions resulting from this political change, multiparty rule is still relatively new in

Mexico and could result in economic or political conditions that could materially and adversely affect our operations. We cannot predict the impact that this new political landscape will have on the Mexican economy. Furthermore, our financial condition, results of operations and prospects and, consequently, the market price for our securities, may be affected by currency fluctuations, inflation, interest rates, regulation, taxation, social instability and other political, social and economic developments in or affecting Mexico.

        The Mexican economy in the past has suffered balance of payment deficits and shortages in foreign exchange reserves. There are currently no exchange controls in Mexico; however, Mexico has imposed foreign exchange controls in the past. Pursuant to the provisions of NAFTA, if Mexico experiences serious balance of payment difficulties or the threat thereof in the future, Mexico would have the right to impose foreign exchange controls on investments made in Mexico, including those made by U.S. and Canadian investors. Any restrictive exchange control policy could adversely affect our ability to obtain dollars or to convert pesos into dollars for purposes of making interest and principal payments to noteholders, to the extent that we may have to effect those conversions. This could have a material adverse effect on our business and financial condition.

        Securities of companies in emerging market countries tend to be influenced by economic and market conditions in other emerging market countries. Emerging market countries, including Argentina and Brazil, have recently been experiencing significant economic downturns and market volatility. These events have had an adverse effect on the economic conditions and securities markets of emerging market countries, including Mexico.

Any devaluation of the peso would cause the peso cost of our dollar-denominated debt to increase, adversely affecting our ability to make payments on our indebtedness

        After a five-year period of controlled devaluation of the peso, on December 19, 1994, the value of the peso dropped sharply as a result of pressure against the currency. In 2002, the peso depreciated 12.8% against the dollar. Any additional devaluation in the peso would cause the peso cost of our dollar-denominated debt to increase. In addition, currency instability may affect the balance of trade between the United States and Mexico.

Mexico may experience high levels of inflation in the future which could adversely affect our results of operations

        Mexico has a history of high levels of inflation, and may experience inflation in the future. During most of the 1980s and during the mid and late 1990s, Mexico experienced periods of high levels of inflation. The annual rates of inflation, for the last five years, as measured by changes in the National Consumer Price Index, as provided by Banco de México, were:

1997	15.72%
1998	18.61%
1999	12.32%
2000	8.96%
2001	4.40%
2002	5.70%

        A substantial increase in the Mexican inflation rate would have the effect of increasing some of our costs, which could adversely affect our results of operations and financial condition, as well as the market value of our securities. High levels of inflation may also affect the balance of trade between Mexico and the United States, and other countries, which could adversely affect our results of operations.

Investors may be unable to enforce judgments against us

        We are a stock corporation organized under the laws of Mexico. Most of our directors and executive officers are residents of Mexico, and all or a significant portion of their assets and most of our assets are located in Mexico. As a result, it may not be possible for investors to effect service of process outside Mexico upon us or our directors or executive officers. In addition, there is doubt as to the enforceability against us and our directors and executive officers, in original actions in Mexican courts, of liabilities predicated solely on the United States federal securities laws and as to the enforceability against us and our directors and executive officers in Mexican courts of judgments of United States courts obtained in actions predicated upon the civil liability provisions of the United States federal securities laws.

ITEM 4. INFORMATION ON THE COMPANY

A. History And Development of The Company

        See Item 4 "Information on the Company," Section B "Business Overview"

B. Business Overview

        We believe Grupo TMM is one of the largest integrated logistics and transportation companies in Mexico, offering an integrated regional network of rail and road transportation services, port management, freight distribution, specialized maritime operations, logistics, and technology services. We recently sold our 51% interest in the Ports division (which included our operations at Cozumel, Manzanillo, Veracruz and Progreso) and are currently in the process of selling our Railroad division. See "—The Asset Sales."

        Rail Operations.    Grupo TMM's railroad operating units include TFM and the Tex-Mex Railway. TFM is a subsidiary of Grupo TFM. Our interest in Grupo TFM is held through TMM Multimodal, in which we have a 97% interest. TMM Multimodal, in turn, has a voting interest of 51% and a direct economic interest of 38.4% in Grupo TFM. See "—Railroad Operations." TFM operates the primary corridor of the Mexican railroad system, which allows us to participate in the growing freight traffic moving among Mexico, the United States and Canada. TFM's rail lines connect the most populous and industrialized regions of Mexico with the principal border gateway between the United States and Mexico at Laredo-Nuevo Laredo. In addition, TFM's rail system serves three of Mexico's four primary seaports at Veracruz and Tampico on the Gulf of Mexico and Lázaro Cárdenas on the Pacific Ocean. TFM also serves 15 Mexican states and the cities of Monterrey and Mexico City, representing approximately 70% of the country's population. TFM also expects to serve Guadalajara, Mexico's third largest city, through trackage rights with rail service to Laredo, Texas, the largest freight exchange point between the United States and Mexico.

        Tex-Mex operates a 521-mile railway between Laredo, Houston and Beaumont, Texas. The section between Laredo and Corpus Christi is operated using Tex-Mex's own track (approximately 157 miles), while the section from Corpus Christi to Beaumont, where it interchanges with KCSR's system, is operated through trackage rights that were granted to Mexrail, Inc. by the Surface Transportation Board in 1996. The Tex-Mex Railway also interchanges with TFM at Laredo, Texas, providing access to Mexico from the United States, and with the Union Pacific Railroad and the BNSF Railway at Corpus Christi. We believe the Laredo gateway is the most important interchange point for freight between the United States and Mexico. Approximately 81% of TFM's total revenue in 2001 was attributable to international freight. The majority of this international freight was bound to or from the United States and Canada, crossing the U.S.-Mexico border at Nuevo Laredo, and most of the remainder came from overseas, principally through Mexico's seaports.

        TFM's route structure enables it to benefit from the growing trade resulting from the increasing integration of the North American economies through NAFTA. Mexican foreign trade increased at an average annual rate of 15.5% from 1992 to 2000, increasing by 15.1% in 1999 from 1998 and by 22.5% in 2000 from 1999. Notwithstanding a decrease of 4.1% in Mexican foreign trade in 2001 from 2000 as a result of the slowdown of the U.S. and global economies, TFM's revenues increased 4.2% in 2001 from 2000.

        Port and Terminal Operations.    We presently operate two Mexican port facilities, Tuxpan, and Acapulco. These facilities are operated under concessions granted by the Mexican government, which provide for certain renewal rights. See"—Port and Terminal Operations" On May 13, 2003, we completed the sale of interests in TMMPyT. Included in the sale were our operations at the ports of Manzanillo, Cozumel, Veracruz and Progreso.

        Specialized Maritime Operations.    We operate a fleet of 35 vessels, including supply vessels that provide transportation and services to the Mexican off-shore oil industry, tankers that transport petroleum products, parcel tankers that transport liquid chemical cargos, tugboats that provide towing services, and "car carriers" that transport vehicles. Mexican law requires that all "cabotage" (movement within Mexico and Mexican waters) must be conducted by Mexican flag vessels, providing us with a competitive advantage in this market.

        Logistics Operations.    We operate logistics facilities, which are strategically located in major industrial cities and at seaports and railroad hubs throughout Mexico. We offer full-service logistics facilities in Aguascalientes, Querétaro, Hermosillo, Toluca, Ramos Arizpe, Puebla, Veracruz, Nuevo Laredo, San Luis Potosí, Cuernavaca, Mexico City and Monterrey. These facilities provide consulting, analytical and logistics outsourcing services including: management of inbound movement of parts to manufacturing plants consistent with just-in-time inventory planning practices; logistics network (order-cycle) analysis; logistics information process design; warehouse/facility management; supply chain/logistics management; product manipulation/repackaging; local pre-assembly; and inbound and outbound distribution using multiple transportation modes including rail and truck transport.

        We believe we have competitive advantages as a third-party logistics provider serving Mexican and international customers in Mexico primarily as a result of our logistics facilities, which are strategically located in major industrial cities and at seaports and railroad hubs throughout Mexico, combined with our integrated nationwide network of rail and truck transport.

General Information

        Effective December 26, 2001, Transportación Marítima Mexicana, S.A. de C.V. ("TMM") merged with and into Grupo TMM, with Grupo TMM surviving. Under the terms of the merger, all of the assets, privileges and rights and all of the liabilities of TMM were transferred to Grupo TMM upon the effectiveness of the merger. In preparation for the merger, the shareholders of Grupo TMM approved the escisión (split-up) of Grupo TMM into two companies, Grupo TMM and a newly formed corporation, Promotora Servia, S.A. de C.V ("Promotora Servia"). Under the terms of the escisión, Grupo TMM transferred all of its assets, rights and privileges (other than its interest in TMM) and all of its liabilities to Promotora Servia. The transfer of assets to Promotora Servia was made without recourse and without representation or warranty of any kind and all of Grupo TMM's creditors expressly and irrevocably consented to the transfer of the liabilities to Promotora Servia.

        We are a fixed capital corporation (sociedad anónima) incorporated under Mexican law for a term of 99 years. We are controlled, directly and indirectly, by members of the Serrano Segovia family who currently own approximately 46.5% of our Series A Shares. We are headquartered in Mexico City, D.F., at Avenida de la Cúspide, No. 4755, Colonia Parques del Pedregal, 14010 Mexico City, D.F., Mexico, and our

telephone number from the United States is 011-52-55-5629-8866. Our agent for service of process in the United States is CT Corporation, at 111 Eighth Avenue, New York, New York 10011.

Business Strategy

Focus on Integrated Logistics Operations.

        Our strategy is to continue to expand and strengthen our position as a leading integrated logistics and transportation company in Mexico. The principal components of this strategy are:

  •
  To continue to expand our land logistics services and specialized maritime activities in a variety of niche markets. We believe that by providing value-added land logistics services, such as truck and rail transportation, warehousing, storage and cargo handling and logistics support we can enhance our position as a "door-to-door" logistics and transportation services company.

  •
  To expand our alliances with leading companies in both the specialized maritime and the land-based businesses. These commercial and strategic alliances allow us to market a full range of non-owned assets in the context of the total supply chain distribution process. Through such alliances, we have been able to benefit not only from synergies, but also from the operational expertise of our alliance partners, thereby enhancing our competitiveness. We believe that such alliances have enhanced the likelihood of success and reduced risks associated with new business ventures.

        During 2003, the Company entered into the following transactions:

  (a)
  On April 21, 2003, the Company entered into an Acquisition Agreement with KCS', with owns a 49% voting interest in Grupo TFM, to sell their entire interest in Grupo TFM (referred to herein as the "TFM Sale"), which owns TFM and through which our railroad operations are conducted. Completion of the TFM Sale is subject to approval by the stockholders of KCS and TMM, receipt of certain government approvals in the United States and Mexico and other customary conditions.

  (b)
  On May 14, 2003 the Company sold it's 51.0% interest in TMM Ports and Terminals ("TMMPyT") to an affiliate of its current partner in the division, S.S.A. Mexico. Included in the sale were the operations at the ports of Manzanillo, Cozumel, Veracruz and Progreso. Port operations included terminal activities, both cargo and passenger.

        The following unaudited table sets forth the information regarding the results of operations of the above business for the year ending December 31, 2002 and the total assets of the same at December 31, 2002:

	Grupo TFM	Ports and Terminal	Total
Total revenues	$712,327	$90,856	$803,183
Operating cost and expenses	(473,952)	(53,388)	(527,340)
Depreciation and Amortization	(82,553)	(5,747)	(88,300)

Operation Income	155,822	31,721	187,543
Costs, expenses and income allocation	(175,882)	(9,948)	(185,830)

(Loss) income from continuing operations before Minority Interests	$(20,060)	$21,773	$1,713

Total Assets	$2,264,956	$129,410	$2,394,366

The Mexican Market

        Since TMM's formation in 1958, the growth and diversification of the Mexican economy have largely driven our growth. As a result of NAFTA, which became effective on January 1, 1994, trade with and investment in Mexico has significantly increased, resulting in greater traffic along the North-South cross-border trade routes which comprise the NAFTA corridor. The following table illustrates the growth of the foreign trade segment of the Mexican economy over the last three years.

	Mexican Foreign Trade—2000-2002(a)
	As of Decmeber 31,
	2002	2001	2000
	(in millions of dollars)
Total Exports	$160,682.0	$158,442.9	$166,454.8
Total Imports	$168,678.9	$168,396.5	$174,457.8
Total Trade Flows	$329,360.9	$326,839.3	$340,912.6
Growth Rate—Exports	1.41%	(4.81)%	22.04%
Growth Rate—Imports	0.17%	(3.47)%	22.88%
Growth Rate—Total	0.77%	(4.13)%	22.47%
Growth Rate—GDP(b)	0.90%	(0.31)%	6.57%

(a)
The figures include the in-bond (maquiladora) industry.

(b)
The methodology for calculating Growth Rate-GDP was modified by the Instituto Nacional de Estadística, Geografía e Informática (INEGI) and is based on 1993 prices.

Source: Banco de México (BANXICO)

        The growth rate in 2001 decreased due to a global downturn in the economy that affected international trade between Mexico and the United States. However, notwithstanding generally weak economic conditions, overall Mexican foreign trade increased in 2002 compared to the prior year.

Certain Competitive Advantages

        We benefit from the following competitive advantages:

  •
  No other company offers a similar breadth and depth of services as a third-party logistics provider in Mexico.

  •
  The ability to contract for the transportation of large amounts of cargo by sea, as well as the transport by truck or rail enables us to provide value-added "door-to-door" service to our customers. The value of our transportation service is further enhanced by our ability to provide overland transportation by rail or truck and storage and warehousing services for some types of cargo. Our ability to provide these integrated services gives us a competitive advantage over companies that provide only maritime transportation to, or overland transportation within, Mexico. See "—Logistics Operations."

  •
  We control one of the most important land transportation systems in Mexico through our interest in TFM, which enables us to benefit from the growth of NAFTA trade, diversify our revenue base, strengthen our multimodal capabilities and increase the volumes transported by the Tex-Mex Railway.

  •
  We are a Mexican-owned and Mexican-operated company, a distinction that allows us marketing and operational advantages and, in certain cases, preferential treatment in certain niche markets within Mexico.

Railroad Operations

TFM Railroad

        TFM, through 2,641 miles (4,251 km) of main track and 637 miles (1,025 km) of trackage rights, operates the primary corridor of the Mexican railroad system which allows us to participate in the growing freight traffic moving among Mexico, the United States and Canada. TFM's rail lines connect the most populous and industrialized regions of Mexico with the principal border gateway between the United States and Mexico at Laredo-Nuevo Laredo. In addition, TFM's rail system serves three of Mexico's four primary seaports at Veracruz and Tampico on the Gulf of Mexico and Lázaro Cárdenas on the Pacific Ocean. TFM serves 15 Mexican states and the cities of Monterrey and Mexico City, representing approximately 70% of the country's population. TFM also expects to serve Guadalajara, Mexico's third largest city, through trackage rights with rail service to Laredo, Texas, the largest freight exchange point between the United States and Mexico, where TFM provides exclusive access from Mexico and also access from the United States through connections with the Tex-Mex Railway and the Union Pacific Railroad. We believe the Laredo gateway is the most important interchange point for freight between the United States and Mexico. Approximately 82% of TFM's total revenue in 2002 was attributable to international freight. The majority of this international freight was bound to or from the United States and Canada, crossing the U.S.-Mexico border at Nuevo Laredo, and most of the remainder came from overseas, principally through Mexico's seaports.

        TFM's route structure enables it to benefit from the growing trade resulting from the increasing integration of the North American economies through NAFTA. Mexican foreign trade increased at an average annual rate of 18.8% from 1992 to 2000, increasing by 15.1% in 1999 from 1998 and by 22.5% in 2000 from 1999. Notwithstanding a decrease of 4.1% in Mexican foreign trade in 2001 from 2000 as a result of the slowdown of the U.S. and global economies, TFM's foreign trade increased 0.77% in 2002 from 2001.

        TFM has significantly improved the operations of its rail lines by focusing on providing reliable and comprehensive customer service, implementing U.S. and Canadian railroad operating practices and making capital improvements to its track, systems and equipment designed to reduce costs and increase operating efficiencies. In 2002, TFM's operating ratio was 76.1% (78.5% including Mexrail), compared with an operating ratio of 93.6% for the first six months following commencement of its operations. TFM's operating ratio is better than the average operating ratio for the eight Class I railroads in the United States.(1) Operating ratio is an industry efficiency measure, which represents a railroad's operating expenses as a percentage of its transportation revenues.

(1)
Source: American Association of Railroads.

        The principal commodities hauled over TFM's rail lines are: industrial products, metals and minerals; agro-industrial products; automotive products; chemical and petrochemical products; and intermodal freight. TFM currently operates intermodal terminals located in Monterrey, Toluca and San Luís Potosí, and has access to intermodal terminals at Querétaro, Guadalajara, Ramos Arizpe and Encantada. In addition, TFM has direct access to Grupo TMM's intermodal facilities at the ports of Tampico, Veracruz and Lázaro Cárdenas and to intermodal terminals in Altamira and Manzanillo (through interline service with Ferromex) and in Mexico City (through the Mexico City Railroad Terminal). TFM also has access to intermodal terminals at Laredo operated by the Tex-Mex Railway and the Union Pacific Railroad, which it is using to develop international intermodal business.

        TFM's rail lines serve major automobile and other manufacturing facilities at the intermodal terminals at Monterrey and Ramos Arizpe, important industrial and commercial districts, as well as at the facilities of many major customers.

Mexican Government Interests

        In connection with the original formation of Grupo TFM, the Mexican government purchased a 24.6% non-voting interest in Grupo TFM for $198.8 million. The Mexican government also granted the original shareholders of Grupo TFM an option (the "call option") to purchase the government's equity interest in Grupo TFM. On July 29, 2002, TFM purchased all of the call option shares for an aggregate purchase price of $256.1 million. The purchase price for the call option shares was financed through (1) a portion of the proceeds of the issuance of $180.0 million of debt securities by TFM and (2) $85.2 million (based on the applicable exchange rate as of March 31, 2002) payable to TFM by the Mexican government as a result of TFM's recent transfer of a redundant portion of its track to the government, together with cash from TFM's operations. As a result of the acquisition of the call option shares, TFM expects to achieve financial benefits and reduce the Mexican government's involvement in its business. The Mexican government retains a 20% non-voting direct equity interest in TFM.

        The Mexican government has the right to sell its 20.0% direct equity interest in TFM by October 31, 2003 in a public offering, subject to the approval of Grupo TMM and KCS. If a public offering of TFM shares does not occur by that date and the Mexican government exercises its put option, Grupo TFM will have the obligation to purchase the Mexican government's interest in TFM at the original peso purchase price per share paid by Grupo TFM for its 80.0% equity interest in TFM, indexed to Mexican inflation. If Grupo TFM does not purchase the Mexican government's TFM shares, the Mexican government may require Grupo TMM and KCS, or either Grupo TMM or KCS alone, to purchase the TFM shares at such price and release Grupo TFM from its obligation. There is no assurance that Grupo TFM, Grupo TMM or KCS will have sufficient funds to acquire the Mexican government's interest. If the TFM Sale is completed, KCS will assume all of our obligations under the put option and will indemnify us from any losses incurred as a result of the exercise by the Mexican government of the repurchase right.

        Following its privatization in 1997, TFM and its shareholders negotiated with the Mexican government the resolution of certain matters related to the granting of the concession and its acquisition of related railroad assets.

        In connection with these negotiations, on February 9, 2001, the Mexican government, through the Ministry of Transportation, issued an official statement pursuant to which TFM and the Mexican government agreed to the transfer by TFM of the redundant La Griega-Mariscala portion of its track back to the Mexican government. On February 12, 2001, the Mexican government amended TFM's concession title to reflect the reversion of the La Griega-Mariscalaline to the Mexican government. The consideration for the transfer of the track was approximately Ps. 653.6 million, plus applicable value added tax, or approximately Ps. 751.6 million (approximately $81.9 million as of December 31, 2001). The Mexican government paid the consideration for the La Griega-Mariscala line to TFM, amounting to $85.2 million, in conjunction with the acquisition by TFM of the Mexican government's 24.6% interest in Grupo TFM on July 29, 2002. The La Griega-Mariscala track is a redundant 32-kilometer stretch of track which is part of TFM's dual track running between Mexico City and the city of Querétaro. The Mexican government subsequently granted the La Griega-Mariscala track to Ferromex to fulfill its obligation to provide Ferromex with a track along this route to facilitate transport by Ferromex through Querétaro.

        At the same time, TFM's concession was also amended to relieve TFM from responsibility for the maintenance of the electrified catenary over the portion of its dual line between Huehuetoca and Querétaro and to authorize TFM's dismantling of the catenary over that portion of the line, which TFM completed in 1999. In addition, the amendment requires TFM to complete certain railway improvements which TFM believes will not involve material expenditures.

        In addition to the foregoing, after a period of negotiation with Ferromex, TFM's principal Mexican rail competitor, and the Mexican government regarding the terms relating to the trackage rights required to be granted by TFM to Ferromex and by Ferromex to TFM under their respective concessions, TFM and Ferromex were unable to reach an agreement with respect to the fees to be paid by TFM and Ferromex for usage of the other's track. Therefore, in accordance with TFM's rights under the Mexican railroad services law, TFM asked the Ministry of Transportation to set these trackage rights using the applicable criteria under the Mexican railroad services law. In March 2002, the Ministry of Transportation issued its trackage rights ruling, which TFM is now appealing. See "Risk Factors—Factors relating to Grupo TMM. The rates for trackage rights set by the Ministry of Transportation may not adequately compensate TFM" and "—Legal Proceedings" for more information.

The Concession

        TFM holds a 50-year concession title, renewable under certain conditions for an additional 50 years, to provide freight transportation services over its rail lines. This right is exclusive for the first 30 years of TFM's operations, subject to certain trackage rights to be granted to other Mexican rail operators. Under the concession, TFM has the right to use, during the full term of the concession, all rights of way, track, buildings and related maintenance facilities that are necessary for the operation of its rail lines. Under the terms of the concession, TFM is required to pay the government a fee equal to 0.5% of our gross revenues during the first 15 years of the concession period, and 1.25% of such revenues during the remainder of the period.

        TFM is required to grant trackage rights along our rail lines to Ferromex, Ferrosur and the Mexico City Terminal Railroad. The Ministry of Transportation has the right to grant exclusive passenger service concessions utilizing TFM's rail lines to a concessionaire other than TFM. Under the concession and the Mexican railroad services law, TFM may freely set its rates unless the Mexican Antitrust Commission determines that there is no effective competition, taking into account alternative rail routes and modes of transportation. If the Mexican Antitrust Commission determines that there is a lack of competition in the railroad system, the Ministry of Transportation will establish the basis for TFM's rates. TFM's rates must be registered and applied in accordance with the Mexican railroad services law and regulations. In applying its rates, TFM must not make cross-subsidies, engage in tied sales or engage in other discriminatory pricing tactics. TFM is required to provide railroad services to all users on a fair and non-discriminatory basis and in accordance with the efficiency and safety standards approved periodically by the Ministry of Transportation. In the event that TFM collects from customers rates higher than the registered rates, it must reimburse those customers with interest.

        The concession requires TFM to make investments and undertake capital projects in accordance with a business plan reviewed and approved by the Mexican government every 5 years. TFM is also responsible for compliance with efficiency and safety standards set forth in the concession, which are based on standards of the Association of American Railroads ("AAR").

        The Mexican railroad services law and regulations and the concession establish several circumstances under which the concession will terminate, including through revocation by the Ministry of Transportation, surrender by TFM of its rights under the concession, statutory appropriation or liquidation or bankruptcy of TFM. The Mexican railroad services law and regulations sets out the circumstances under which the concession may be revoked. These include: (1) unjustified interruption of the operation of our rail lines; (2) any act or omission that restricts the ability of other Mexican rail operators to use our rail lines; (3) failure to make payments for damages caused during the performance of services; (4) charging tariffs higher than registered tariffs; (5) a change in TFM's nationality; (6) our assignment of, or creation of liens on, the concession without the Ministry of Transportation's approval; (7) failure to maintain the insurance coverage specified in the Mexican railroad services law and regulations; and (8) noncompliance with any term or condition of the Mexican railroad services law and regulations, related regulations or the concession. In the eases of (1), (6) or (7) above, the concession will be automatically revoked. In the event that the concession is revoked by the Ministry of Transportation, we will receive no compensation, and our rail lines and all other fixtures covered by the concession, as well as all improvements made by us, will revert to the Mexican government. All other property not covered by the concession, including movable railroad property we purchased from the Mexican government, as well as all locomotives and railcars we otherwise acquired, will remain our property. However, if we attempt to sell more than 15.0% of our equipment to a third party within 90 days of termination or revocation of our concession, the Mexican government will have a right of first refusal to purchase the equipment on the same terms offered by the third party if no other concessionaire is likely to provide rail services over our rail lines and the equipment being sold is indispensable to the continuation of our rail services. After the Mexican government receives notice from us of our intention to sell the equipment, it will have 30 days to exercise its right of first refusal. In addition, the Mexican government will have the right to cause us to lease all of our service-related assets to the Ministry of Transportation for a term of at least one year, automatically renewable for additional one-year terms for up to five years. The Mexican government must exercise this right within four months after revocation of the concession.

        The Ministry of Transportation has agreed that, except with respect to those events which constitute grounds for automatic revocation of the concession (as described in clauses (1), (6) and (7) in the paragraph above), it will notify those creditors which provided financing for Grupo TFM's acquisition of its equity interest in TFM and are identified by TFM and Grupo TFM to the Ministry of Transportation of all events which constitute grounds for revocation of the concession and will allow such creditors, with the Ministry of Transportation's prior written consent, the opportunity to nominate a party to assume the concession. In addition, if the concession is terminated by revocation, permanent seizure of our rail lines, or upon the liquidation or bankruptcy of TFM, then profits received by the Mexican government or by a third party concessionaire from the operation and exploitation of our rail lines shall continue to be committed to repay creditors that provided financing to TFM for work projects directly related to the rendering of railroad services and performed on the rail lines.

        The concession requires us to make investments and undertake capital projects in accordance with a business plan approved by the Mexican government. We are also responsible for compliance with efficiency and safety standards set forth in the concession, which are based on standards of the AAR.

        Under the concession we are responsible for all ecological and environmental damage that we may cause from and after the date of commencement of operations. The Mexican government has agreed to indemnify us for any environmental liability relating to soil, subsoil or groundwater contamination attributable to the Mexican government occurring prior to our acquisition of TFM's shares. We assumed full responsibility for the operation of supply depots and shops and the supervision of infrastructure projects, as well as compliance with present and future environmental protection laws and regulations.

        We are required by the concession to obtain and maintain insurance policies in accordance with the terms of the Mexican railroad services law and regulations. Except under specific circumstances, we are responsible for damage caused to cargo transported by us over our lines as well as for damage caused to third parties and such parties' property as a result of our activities.

        The concession prohibits us from refusing to transport water to communities in need of such service because of geographical or demographic characteristics, provided that we are paid at the prescribed tariff rate. We are also required to transport mail, emergency supplies necessary for rescue and salvage operations, and members of the armed forces. We must also grant a right of passage for all railroad equipment of the Mexican government's armed forces. The concession also requires us under certain circumstances to establish reserves to cover contingent labor liabilities that arise during the term of the concession.

Tex-Mex Railway

        In May 2003, TFM sold a 51.0% interest in Mexrail and its wholly-owned subsidiary, the Texas Mexican Railway Company, to KCS for $32.6 million. The Mexrail stock sold will remain in an independent voting trust pending approval of the transaction by the U.S. Surface Transportation Board (the "STB"). Mexrail owns the northern, or U.S., portion of the international rail bridge at Laredo. Proceeds from the sale were re-invested by TFM. We have the right, exercisable at any time prior to the approval of the transaction by the STB, to cause TFM to repurchase the shares held by the voting trust. On June 9, 2003, the STB accepted the KCS/Tex Mex application under the STB's rules governing "minor" transactions and requested additional information regarding the competitive implications within the U.S. of the proposed sale of TFM to KCS. Accordingly, KCS and Tex Mex supplemented their application to the STB on June 23, 2003.

        The Tex-Mex Railway operates a 521-mile railway between Laredo, Houston and Beaumont, Texas. The section between Laredo and Corpus Christi is operated using Tex-Mex's own track (approximately 157 miles), while the section from Corpus Christi to Beaumont, where it interchanges with KCSR's system, is operated through trackage rights that were granted to Mexrail by the Surface Transportation Board in 1996. The Tex-Mex Railway also interchanges with TFM at Laredo, Texas and with the Union Pacific Railroad and the BNSF Railway at Corpus Christi. Mexrail, which owns all of the outstanding stock of the Tex-Mex Railway, owns the northern, or U.S. portion, of the international rail bridge at Laredo, Texas that spans the U.S.-Mexico border. The southern, or Mexican, portion of the bridge is operated by TFM under its concession.

        The Tex-Mex Railway recently implemented a significant improvement program to enable it to handle the expected increase in cross border trade from NAFTA and its affiliations with KCSR and TFM. Since 2000, trains on the main line of the Tex-Mex Railway track have operated at speeds of 30 mph or greater and the right-of-way has been cleared for 21-foot doublestack containers. Because of growth of the line, substantial rebuilding of the track occurred in 2001. The Tex-Mex Railway acquired the Rosenberg- Victoria line and right of way from the Union Pacific Railroad. This acquisition, over time, is expected to reduce 70 operating miles between Laredo and Houston, and Beaumont, Texas. In addition, the Serrano Rail Yard in Laredo, Texas is being expanded and will serve as a customs exchange and clearinghouse for inbound rail traffic from the United States, thereby improving the efficiency of the movement of freight across the border by relieving current congestion and delays associated with customs activities conducted on the crossing bridge. The Serrano Rail Yard, which encompasses approximately 250 acres and over 8.5 miles of trackage, is the principal railcar and intermodal facility for the Tex-Mex Railway.

Port and Terminal Operations

        On May 13, 2003, we completed the sale of our 51% interest in TMM Ports and Terminals ("TMMPyT") to an affiliate of our former partner in the division, Stevedoring Services of America ("SSA"). Included in the sale were the operations at the ports of Manzanillo, Cozumel, Veracruz and Progreso. We continue to conduct operations at two Mexican ports—Acapulco and Tuxpan. We have been granted three partial assignment agreements of rights and obligations at Tuxpan. Additionally, we own land and a multipurpose cargo terminal. We have a 25 year concession at Acapulco granted by the Mexican government. Our concessions give us the right of first refusal to continue operation for a second term once the term of the original concession expires. The following table sets forth our existing port facilities and concessions:

Port	Concession	Date Awarded	Duration
Acapulco	Integral port administration	June 21, 1996	25 years (with possibility of extension
Tuxpan	Approximately 35,000 square yards of waterfront	September 25, 2000	20 years (with the possibility of extension)
	Approximately 9,500 square yards of land	April 7, 1997	20 years (with the possibility of extension)
	Stevedoring Services	August 4, 1999	10 years(with the possibility of extension)

Acapulco

        In June 1996, we received a 25-year concession to operate the tourist port of Acapulco and commenced operations in July 1996. We paid $7.9 million for this concession. The first phase consisting of the car carrier terminal was completed in November 1997. The second phase consisting of the Passenger Terminal was completed during the fourth quarter of 2000. We made additional capital expenditures from 1996 through 2000 of approximately $8.8 million at this port for expenses including remodeling, rehabilitation and expansion of the facilities. Our port interests in Acapulco are operated through a joint venture with SSA Mexico, Inc. called Administración Portuaria Integral de Acapulco, S.A. de C.V: ("API Acapulco"), in which we have a 51% interest.

Tuxpan

        We own approximately 2,290 acres of land in Tuxpan, and we own a terminal of multipurpose cargo through our wholly owned subsidiary Terminal Marítima de Tuxpan, S.A. de C.V. We have access to a contiguous public berth where containers and general cargoes are unloaded and delivered to our multipurpose terminal. While we currently only handle a small volume of cargo at the port, we are in the process of developing the site. Tuxpan is operated through Operadora Portuaria de Tuxpan, S.A. de C.V., a wholly owned subsidiary of Grupo TMM.

        As part of the sale of TMMPyT, we agreed not to compete with SSA or its affiliates in Mexico for a term of five years, except in connection with our port operations at Tuxpan, API Acapulco, and Lazaro Cardenas (excluding the container terminal operation at Lazaro Cardenas). SSA has a first refusal right to participate in new port operations of our company or its affiliates up to a 49% equity interest.

Specialized Maritime Services

        Our specialized maritime services include: (a) supply and offshore support vessels, that provide transportation and supply services to the Mexican off-shore oil industry in the Gulf of Mexico; (b) product tankers for the transport of petroleum products; (c) parcel tankers for the transport of liquid chemical cargoes; (d) tugboats that provide towing services for ships at the port of Manzanillo; and (e) ships that transport vehicles, known as "car carriers." Mexican law provides that cabotage (intra- Mexican movement between ports) must be conducted by ships carrying the Mexican flag, providing us with a competitive advantage in this market.

Fleet Management

        Currently we operate a modern, well-maintained fleet comprised of product carriers, parcel tankers and car carrier vessels, as well as a fleet of offshore support vessels and tugboats.

        Of a total of 36 vessels, 17 are owned tonnage (one product tanker, thirteen offshore support vessels and three tugboats), 7 are chartered units (four parcel tankers, two car carriers and one product tanker) and 12 vessels are operated under bare boat contracts (two product tankers, nine offshore support vessels and one tugboat).

Offshore Division

        We participate in the offshore services sector in the Gulf of Mexico through a joint venture with Seacor Smit, Inc. ("Seacor") called Marítima Mexicana, S.A. ("Marmex"). Seacor is one of the largest U.S. companies engaged in operating supply ships and supplying support services to the offshore drilling platforms in the Gulf of Mexico. We hold a 60% ownership interest in Marmex. In September of 2002, we re-delivered one vessel that was operated under a bare boat contract. The offshore division operates 22 vessels, which are operated by Marmex and are used to service medium and long- term contracts. As of

March 31, 2003, 17 vessels were directly hired by PEMEX, and five were hired by private operators engaged in the construction and maintenance sectors for PEMEX.

Product Tankers and Parcel Tankers

        We operate a fleet of four product tankers, one of which is owned, one of which is chartered under a time charter contract, and two of which are chartered under bare boat contracts. Our product tankers are used primarily for the transportation of refined petroleum products.

        We currently time charter three product tankers to PEMEX. A fourth time charter expired in December 2002. This vessel is currently working under spot charter terms. Although PEMEX has not sought any long-term bids since 1993 for additional long-term contracts for tankers, we believe that PEMEX will do so in the future. We expect that if such bids are sought, we will also bid for such long-term contracts. In the event that our time charter arrangements with PEMEX are terminated or expire, we will be required to seek new time charter arrangements for these vessels. We cannot be sure that time charters will be available for the vessels following termination or expiration or that time charter rates in effect at the time of such termination or expiration will be comparable to those in effect under the existing time charters or in the present market. In the event that time charters are not available on terms acceptable to us, we may employ those tankers in the spot market.

        We also operate four parcel tankers, trading between Mexican and American ports in the Gulf of Mexico, mainly in the chemical and vegetable oil trades.

Harbor Towing

        We have a 60% equity participation in a joint venture with Smit International Americas Inc., which, since January 1997, has provided tugboat services in the port of Manzanillo under a 10-year concession.

Car Carrier

        The car carrier division has historically provided market services for carrier ocean shipments using either owned equipment or charter ships. During the first half of 2001, we made a decision to limit our focus on the traffic lanes of the Pacific and Caribbean Basin. Because of the low level of profitability in this segment, although we plan to remain involved in the car carrier industry, we no longer intend to own any vessels.

Shipping Agencies

        Our agencies represent ship owners, charterers and shippers in proceedings with port authorities, and provide other services at several ports throughout Mexico. We own offices in four ports: Ciudad del Carmen, Campeche; Dos Bocas, Tabasco; Acapulco, Guerrero and Coatzacoalcos, Veracruz.

        We also provide our shipping agency services at other major ports, through agreements with local agents. This business segment was reclassified from the logistics operations division to the specialized maritime division in January 2002, as part of our corporate restructuring. As of June 2002, the shipping agencies segment represented 1% of the specialized maritime services total revenues.

Logistics Operations

        Our logistics operations encompass: (a) an array of logistics and related consulting and analytical activities conducted from strategically located facilities throughout Mexico; (b) trucking and intermodal transport; (c) maintenance and repair of containers and reefer containers in principal Mexican ports and cities; and (d) intermodal terminal operations at principal cities alongside the TFM network. Due to the scope of our operations, together with the extent of our experience and resources, we believe that we are uniquely positioned to coordinate the entire supply chain for our customers.

        We offer full-service logistics facilities in Aguascalientes, Querétaro, Hermosillo, Toluca, Ramos Arizpe, Puebla, Veracruz, Nuevo Laredo, San Luis Potosí, Cuernavaca, Mexico City and Monterrey. These facilities provide consulting, analytical and logistics outsourcing services including: management of inbound movement of parts to manufacturing plants consistent with just-in-time inventory planning practices; logistics network (order-cycle) analysis; logistics information process design; warehouse/facility management; supply chain/logistics management; product manipulation/repackaging; local pre-assembly; and inbound and outbound distribution using multiple transportation modes including rail and truck transport.

        We provide specialized logistics support for the automotive industry. Services include the arrangement and coordination of the movement of motor vehicle parts or sub-assemblies from supplier facilities to assembly plants, and the inspection, yard management and movement of finished vehicles from assembly plants to regional distribution centers. The logistics operations division developed an 80-acre state-of-the-art auto distribution complex in Toluca, which provides transportation services to major auto manufacturers located in the Toluca region such as Chrysler and Peugeot.

        Our logistics services can be provided as end-to-end integrated logistics programs (bundled) or discrete services (unbundled) depending on customer needs.

        In conjunction with our logistics facilities, we offer trucking transport as a value-added service component to streamline the movement of products to and from major Mexican cities, seaports and rail hubs. We provide dedicated logistics trucking services to major manufacturers and retailers with facilities and operations throughout Mexico. In addition, we provide shipping agency services at various Mexican seaports.

RoadRailer and Intermodal Services

        In May 2001, we introduced "RoadRailer" technology, which is the first intermodal domestic service in Mexico. RoadRailers are semi-trailers equipped with both tires for highway use and "bogies" with rail wheels for running directly on rail tracks. This new service is designed to complement our trucking and rail transport operations to further streamline the movement of products to and from Mexico City and surrounding states, and along the northeast region of Mexico. We currently own 200 RoadRailers and have ordered 150 additional units, which we expect to receive and begin operating in the second quarter of 2003.

        In October 2002, TMM Logistics and Hub Group, which is the largest IMC (intermodal marketing company) in the United States, created a joint network to manage freight moving among Canada, the United States and Mexico. TMM Logistics will provide all sales support and operational execution within Mexico for the network.

Trucking Services

        Historically, we have viewed trucking as an important complement to our core businesses. In mid-1992, in furtherance of our strategy of expansion into complementary businesses and in order to participate more significantly in NAFTA transportation trade, we formed Comercializadora Internacional de Carga, S.A. de C.V. ("CIC"), a joint venture with J.B. Hunt Transport, Inc. ("J.B. Hunt"), a leading provider of commercial road freight transportation services throughout the United States. CIC, in which we held a 51% ownership interest, provided leasing, commercial and logistics services for road freight transportation. Under Mexican law, transport in Mexico can only be performed by Mexican owned companies. We currently operate approximately 400 trucks.

        Our international service in 2000, accounted for approximately 20% of our trucking revenues. Through our international service, we operated approximately 900 long-haul trips monthly into and out of Mexico through the Laredo, Texas gateway at the U.S. border. Through the latter part of 2000 and throughout 2001 this cross border activity began to decline, as railroad alternative line haul products replaced much of the over the road volume. As a result, Grupo TMM and J.B. Hunt agreed to terminate our joint venture.

        We provide dedicated trucking services to several customers, including, Ford, Jumex, Allied Domecq, Wal-Mart and Nissan. In 2000, we entered into a long-term contract with Ford to deliver spare parts from distribution centers to Ford dealerships throughout Mexico. During the second quarter of 2001, we entered a dedicated parts distribution contract with Nissan.

        Our domestic service continues to provide trucking services on a spot market basis to various customers. Additionally, we also provide port services to complement our freight-forwarding activity. We have shifted more international service vehicles to inland haulage of intra-Mexican movements as margins continue to improve in these business segments.

        Although our trucking services represent less than 1% of the Mexican market share, we continue to view trucking as an important business and are exploring other opportunities in this area which may complement our railroad business.

Container Repair and Maintenance

        We offer maintenance and repair services for dry and reefer containers in Manzanillo, Veracruz, Altamira, Monterrey, Guadalajara, Mexico City and Cuernavaca.

Grupo TMM's Strategic Partners

        We are currently a partner in strategic arrangements with a number of the leading companies in their respective industries, including:

Business	Partner
Rail Transport	Kansas City Southern
Ports (Acapulco)	SSA Mexico, Inc.
Supply Ships	Seacor Marine Inc.
Harbor Towing	Smit International Americas, Inc.
Automotive Logistics	Auto Warehousing Co.; Schnellecke GmbH

        Through Grupo TFM, we hold a controlling stake in TFM, the company which owns the concession to operate what we believe to be the most strategically important of three regional trunk line railroads in Mexico. KCS, our partner in Grupo TFM, owns KCSR, a U.S. Class I railroad. KCSR and its affiliated railroads (excluding the Tex-Mex Railway) operate a rail network of approximately 3,100 route miles of main and branch lines and 1,340 miles of other tracks within a ten state region of the United States.

        Our agreements with KCS contain certain restrictions on the transfer of shares of Grupo TFM and on the transfer of shares of our subsidiaries through which we hold our interest in Grupo TFM. Neither KCS nor we may transfer control of subsidiaries through which we hold our respective interests in Grupo TFM without the prior written consent of the other party, unless that transfer is to an affiliate. In addition, transfers to affiliates require that the transferring shareholder guarantee such an affiliate's obligations and receive a retransfer of the shares if the transferee ceases to be an affiliate. We and KCS have also agreed not to transfer (directly or indirectly) our respective equity interests in Grupo TFM to any competitor of either of the parties without the prior written consent of the other. Transfers of Grupo TFM shares are restricted by Grupo TFM's Bylaws. Those Bylaws provide that share transfers (other than transfers to affiliates) must be approved by Grupo TFM's Board of Directors (not including any directors appointed by the transferring shareholder). Before the Board of Directors can approve a transfer to an unaffiliated party, the transferring shareholder must first offer the other shareholders a right of first refusal to purchase the shares.

        In October 2000, EMD, a subsidiary of General Motors, invested $20.0 million in our subsidiary TMM Multimodal (representing a 3.36% interest in TMM Multimodal). EMD's investment as a strategic partner is part of our overall strategy designed to encourage the participation of strategic investors in our portfolio. Under the terms of the Subscription and Stockholder Agreement relating to its investment in TMM Multimodal, EMD has the right to cause Grupo TMM to purchase, or, alternatively, to cause TMM Multimodal to redeem, all, but not less than all, of EMD's shares in TMM Multimodal (the "GM Put Option"). The GM Put Option is exercisable by EMD at any time during the period beginning June 30, 2003 and ending June 30, 2007, or earlier upon the occurrence of certain events. The price to be paid upon exercise of the GM Put Option is $20 million, plus interest compounded annually from June 30, 2000 at the rate of 12% per annum, less certain distributions received by EMD in respect of its shares of TMM Multimodal. EMD also has the right, under certain circumstances, to exchange its shares of TMM Multimodal for shares in either Grupo TMM or Grupo TFM. In addition, Grupo TMM and TMM Multimodal have the right to acquire or redeem all, but not less than all, of EMD's shares in TMM Multimodal for a price of $20 million, plus interest compounded annually from June 30, 2000 at rates beginning at 15% per annum for periods up to June 30, 2003 and increasing periodically to 20% per annum for periods after June 30, 2010, less certain distributions received by EMD in respect of its shares of TMM Multimodal.

Recent Developments

The Asset Sales

        On April 21, 2003, we entered into an Acquisition Agreement with KCS', which owns a 49% voting interest in Grupo TFM, to sell our entire interest in Grupo TFM (referred to herein as the "TFM Sale"), which owns TFM and through which our railroad operations are conducted. The acquisition of the shares of Grupo TFM by KCS is structured as a sale of the stock of Grupo TFM owned by TMM Multimodal, S.A. de C.V. ("TMM Multimodal") to a subsidiary of KCS. The subsidiary will then merge with and into KCS, which will be renamed NAFTA Rail and will continue to trade on the New York Stock Exchange. Under the agreement, KCS will acquire our interest in Grupo TFM for $200 million in cash and 18,000,000 shares of common stock of KCS. KCS has the right to elect to pay up to $80 million of the cash portion of the purchase price by delivering shares of KCS common stock valued for that purpose at $12.50 per share. On June 11, 2003, the closing price for shares of KCS common stock on the New York Stock Exchange was $12.61. In addition, we will have the right to receive an additional amount of up to $175 million in cash

($180 million if KCS elects to defer a portion of the payment) in the event that the pending VAT claim (described herein) against the Mexican government by TFM is successfully resolved and the amount received is greater than the purchase price of the "put" rights for the TFM shares held by the Mexican government. Upon completion of the TFM Sale, KCS will assume the company's obligations to make any payment upon the exercise by the Mexican government of its "put" rights for the 20% interest it holds in TFM and will indemnify the company against any obligation or liability relating to the exercise by the Mexican government of the put rights. Completion of the TFM Sale is subject to approval by the stockholders of KCS and TMM, receipt of certain governmental approvals in the United States and Mexico and other customary conditions. We currently expect that the sale will be completed in the third quarter of 2003. There is no assurance that the process required to obtain the necessary regulatory approvals will not delay the closing of the TFM Sale or that the TFM Sale will occur.

        In connection with the TFM sale, a consulting company (the "consultant") organized by Mr. Jose Serrano, Chairman of the board of Grupo TMM and a member of the board of TFM and Grupo TFM, will enter into a consulting agreement with KCS pursuant to which it will provide consulting services to KCS in connection with the portion of the business of KCS in Mexico for a period of three years. As consideration for the services, the consultant will receive an annual fee of $600,000 per year and a grant of 2,100,000 shares of restricted stock of KCS. The restricted stock will vest as follows:

  •
  525,000 shares upon the amendment or extension of TFM's current labor agreement;

  •
  250,000 shares on each of the first, second and third anniversaries of the agreement, subject to (x) the successful resolution of the VAT claim and (y) the independent directors of KCS not determining that the consultant has engaged in certain prohibited conduct;

  •
  125,000 shares on the receipt of the VAT certificate; and

  •
  700,000 shares on the retirement of the TFM equity held by the Mexican government as part of the VAT claim or with the proceeds from the VAT claim.

        The consulting agreement provides that the vesting of the shares will accelerate on the termination of the consulting agreement by the consultant due to a breach by KCS, and certain changes of control of KCS (but only if there is, or has been, a successful resolution of the VAT claim). The consulting agreement may be extended for an additional one year at the option of KCS, upon delivery of an additional 525,000 shares of restricted stock.

        Grupo TMM currently expects that the TFM Sale will be completed in the third quarter of 2003. If the TFM Sale occurs, NAFTA Rail will own 75.4% of Grupo TFM (which owns 80.0% of TFM) and TFM will continue to own 24.6% of Grupo TFM. The Mexican government will continue to own 20.0% of TFM, until it exercises its put right. There is no assurance that the process required to obtain the necessary regulatory approvals will not delay the closing of the TFM sale or that the TFM sale will occur.

        In addition, on May 13, 2003, we completed the sale of our interest in the ports and terminals division to an affiliate of SSA, our former joint venture partner in the ports and terminals division, for approximately $114 million net in cash, subject to certain post-closing adjustments based on specified balance sheet items as of the closing date (which we refer to herein as the "Port Sale"). Proceeds from the Port Sale were used to repurchase receivables outstanding under the company's existing receivables securitization facility as required by the terms of the facility. Following the application of the proceeds, the outstanding certificates under the facility as of May 31, 2003 were approximately $49.7 million, which is payable on June 30, 2003. See Item 3D "Risk Factors—Risks Related to Our Liquidity Position—We were unable to successfully complete our exchange offers and are currently in default under the terms of our 2003 notes and 2006 notes. We also have a significant amount of short term debt and other obligations. We will not have sufficient liquidity to repay these obligations unless they are extended or refinanced and we complete the sale of our interest in TFM."

Our Liquidity Position

        At December 31, 2002, we had $224.9 million of short-term debt with face value of $227.3 million, including $13.3 million in face value of senior convertible notes (net of the fair market value of the note-linked securities issued in connection with these convertible notes) and $176.9 million of the 2003 Notes. The senior convertible notes were repaid in full as of May 2, 2003. The 2003 Notes matured on May 15, 2003 and we have not repaid the principal amount to date. As a result, we are in default under the terms of the 2003 notes, and such default has resulted in a cross-default under our 2006 notes. In addition, there was approximately $49.7 million outstanding under the Receivables Securitization Facility as of May 31, 2003, which amount is payable on June 30, 2003.

        On April 30, 2003, Promotora Servia extended the payment date for a portion of the amount owed to them under a Termination Agreement. In connection with this amendment, we made a payment of $20.4 million (representing the amount owed under the Tax Benefits Agreement and the portion of the amount owed under the Termination Agreement that was not extended) to Promotora Servia. The remaining unpaid balance owed to Promotora Servia is approximately $6.5 million, and is payable on June 30, 2003.

        We do not currently have sufficient liquidity to repay the obligations described above. There can be no assurance that the TFM Sale will be completed and if it is not completed, we may not be able to arrange an alternative disposition of these assets. In addition, if the TFM Sale is completed, we may need to take additional steps in order to meet these obligations when due. These steps could include one or more of the following: receipt of the additional amounts payable by KCS upon the successful resolution of the pending VAT claim, sale of other or additional assets, such as shares of KCS Common Stock, refinancing these amounts, negotiation of waivers or extensions with the holders of these amounts or raising equity in order to meet these obligations when due. There is no assurance that we will be successful in completing the TFM Sale or taking such additional steps.

Other Recent Developments

VAT Award

        On September 25, 2002, the Mexican Magistrates Court of the First District (the "Federal Court") issued a judgment in favor of TFM on a value added tax claim, which has been pending in the Mexican courts since 1997. The claim arose out of the Mexican Treasury's delivery of a VAT credit certificate to a Mexican governmental agency rather than to TFM. By a unanimous decision, the Federal Court vacated a prior judgment of the Federal Tribunal of Fiscal and Administrative Justice (the "Fiscal Court") and remanded the case to the Fiscal Court with specific instructions to enter a new decision consistent with the guidance provided by the Federal Court's ruling. The Federal Court's ruling requires the fiscal authorities to issue the VAT credit certificate only in the name of TFM. On December 6, 2002, the upper chamber of the Fiscal Court again ruled against TFM. On January 8, 2003, TFM was officially notified of the new judgment of the Fiscal Court and on January 29, 2003, filed the appropriate appeal. On June 11, 2003 the federal court issued a judgment in favor of TFM against the ruling of the fiscal court. TFM has not yet been officially notified of the new federal court's judgment, and, accordingly, does not yet know the extent and consequences of this favorable judgment.

        The face value of the VAT certificate at issue is approximately $206 million, and the amount of any recovery will reflect adjustments for inflation and accruals of interest at statutory rates since 1997, in accordance with the legal codes applicable from time to time since that date. If the TFM Sale is completed and the VAT claim is successfully resolved, the company will have the right to receive from KCS an additional cash payment of between $100 million and $175 million (up to $180 million if KCS elects to defer a portion of the payment). In order to receive any such payment, the amount of the payment must be in excess of the then current repurchase price under the put right held by the Mexican government with respect to its 20% interest in TFM or TFM must receive the Mexican government's interest in TFM as part of the settlement of the VAT claim. KCS is obligated to make the payment within 90 days after the VAT payment is received, however, it can elect to defer up to $50 million of the payment until not later than the first anniversary of the date TFM receives the VAT payment. If KCS elects to defer such amount, the amount due to the company will increase by $5 million (but not to more than $180 million).

Grupo TMM initiated legal proceeding in Mexico

        On May 15, 2003, we announced that we had initiated a legal proceeding in a court of local jurisdiction in Mexico (the "Court"), in order to prevent the adverse effects of the imminent defaults under the 2003 notes, 2006 notes and the call option outstanding under our existing receivables securitization facility, to provide us with additional time to complete a restructuring or refinancing of our debt obligations in an orderly fashion and to preserve our business. The Court granted an injunction and issued an order (the "Order"), which, by its terms, prevented for all purposes in Mexico any of our current creditors from bringing any claims in Mexico for defaults on our existing debt obligations while the Order was in effect.

        On May 23, 2003, a subsequent ruling of the Court by a new judge, who replaced the judge who issued the initial Order, revoked and annulled the Order, indicating that irregularities may have taken place during the initial presentation of the lawsuit. We did not contest the new ruling of the Court, and have terminated the professional services of the law firm that represented us in these proceedings.

Formation of Bondholder Committee

        Certain holders of 2003 notes and 2006 notes have formed an informal committee of bondholders (the "Committee"). The Committee has retained United States and Mexican legal counsel at the expense of the Company. Our legal and financial advisors have had a preliminary meeting with the Committee's legal advisors. We expect to make a proposal to the Committee to restructure the outstanding 2003 notes and 2006 notes. We are unable to predict the outcome of any negotiation with the Committee with respect to a restructuring of the 2003 notes and 2006 notes.

Regulatory Framework

        The Mexican railroad services law and regulations provides the general legal framework for the regulation of railroad services in Mexico. Under the Mexican railroad services law and regulations, a provider of railroad services, such as TFM, must operate under a concession granted by the Ministry of Transportation. Such a concession may only be granted to a Mexican corporation and may not be transferred or assigned without the approval of the Ministry of Transportation. The law permits foreign investors to hold up to 49.0% of the capital stock of such a corporation, unless otherwise authorized by the Comisión Nacional de Inversiones Extranjeras (the Foreign Investment Commission). TFM is also subject to the Ley General de Bienes Nacionales (the General Law on National Assets), which regulates all assets that fall within the public domain and by various other laws and regulations.

        The Ministry of Transportation is principally responsible for regulating railroad services in Mexico, including railroad services on TFM's rail lines. The Ministry of Transportation has broad powers to monitor TFM's compliance with its concession, and it can require TFM to supply it with any technical, administrative and financial information it requests. TFM must comply with the investment commitments established in its business plan, which forms an integral part of the concession, and must update the plan every five years. The Ministry of Transportation treats the business plans confidentially. The Ministry of Transportation monitors TFM's compliance with efficiency and safety standards as set forth in the concession. The Ministry of Transportation reviews, and may amend, these standards every five years.

        The Mexican railroad services law and regulations provides the Mexican government certain rights in its relations with TFM under the concession, including the right to take over the management of TFM and its railroad in certain extraordinary cases, such as imminent danger to national security. In the past, the

Mexican government has used such a power with respect to other privatized industries, including the telecommunications industry, to ensure continued service during labor disputes.

        In addition, under the concession and the Mexican railroad services law and regulations, the Mexican Antitrust Commission under certain circumstances may determine that there is a lack of competition in the railroad industry, in which case the Ministry of Transportation would have the authority to set TFM's tariffs for rail freight services.

        Certain countries have laws which restrict the carriage of cargoes depending upon the nationality of a vessel or its crew or the origin or destination of the vessel, as well as other considerations relating to particular national interests. According to Mexican law, cabotage (intra-Mexican movement) must be conducted by ships carrying the Mexican flag. We are currently in compliance with all such restrictions imposed by the jurisdictions in which we operate. However, we cannot predict the cost of compliance if our business is expanded into other jurisdictions which have enacted similar regulations.

        We are also subject to the laws of various jurisdictions and international conferences with respect to the discharge of materials into the environment. See "—Environmental Regulation" and "—Insurance."

        Truck transportation within Mexico is reserved for Mexican nationals or entities that include in their constituent documents or Bylaws the "foreigners exclusion clause" (cláusula de exclusión de extranjeros), or a clause allowing other foreign investment through "neutral investment vehicles or securities." Truck transportation is regulated by the Ley de Caminos, Puentes y Autotransporte Federal and the Ley de Vías Generales de Comunicación.

        Our port operations are subject to the Ley de Puertos. Port operations require a concession title granted by the Federal Government of Mexico to special companies incorporated under the Ley de Puertos, which companies may partially assign their concession title to third parties for the use and exploitation of assets owned by the Federal Government in the different port facilities. Various port services require a special permit granted by the Ministry of Communications and Transportation of Mexico. Concession titles may be revoked under certain circumstances set forth by applicable law. Partial assignments of concession titles may be rescinded under certain circumstances established in the corresponding assignment agreements. Foreign investment in special companies incorporated under the Ley de Puertos (such as API Acapulco) may not exceed 49%, except through vehicles or securities deemed by applicable Mexican law as "neutral investment."

Sales and Marketing

        The success of our business depends on our marketing network. Our marketing network consists of affiliated offices, agencies at Mexican ports and a sales force based throughout Mexico and the United States to sell our logistics and specialized maritime. Our marketing and sales efforts are designed to grow and expand our current customer base business by initiating long-term contracts. Emphasis is being placed on attracting new business in the United States, Canada and Mexico. We believe these efforts will benefit to a great extent from NAFTA. With respect to our railroad operations, we seek to capitalize upon our strategic advantage resulting from our direct access to key ports and interchange points through our rail lines, which connect with the extensive route structures of the Texas Mexican Railway Company, KCSR, the Union Pacific Railroad, BNSF and other major U.S. and Canadian rail carriers.

        We have devised, implemented and will continue to implement several customer service initiatives in connection with our marketing efforts, which include the designation of customer sales territories and assignment of customer service teams to particular customers.

        Since we commenced operations, we have been actively seeking to obtain new customer contracts with the expectation of entering into long-term contracts with several existing customers. Although written customer contracts are not customary in Mexico, we have succeeded in negotiating written contracts with a number of our major customers.

Systems and Technology

        In 2002, we changed our data center operations provider. This change will allow the company to save over $1 million in the next four years and benefit from an improved financial position. This change has enhanced our technology processes through the Unix server platform and will provide us with significant operational efficiencies. We continue to enhance the technology and information systems supporting our operations. These systems are regularly updated to increase operating efficiencies, improve customer satisfaction and maintain regulatory compliance.

        Also in 2002, we continued our effort to develop a systems platform to integrate logistics services based on Internet technology. We have made considerable progress in this regard and we expect to launch the platform during the third quarter of 2003, affording us access to a comprising a very important customer base.

        Our communications systems permit our customers to access information regarding the location and status of their cargo via touch-tone telephone, personal computer or computer-facsimile link.

        TFM uses SICOTRA, a Union Pacific Technologies system, in order to, among other purposes, report car movements in train and yard operations and to process bill of lading information. TFM has trained personnel to use SICOTRA and customized SICOTRA applications for its operations, including through the addition of a new SICOTRA-based billing system. TFM has installed SICOTRA-related software programs on state-of-the-art computer hardware, improved SICOTRA's functionality and is expanding the system into a fully integrated management information system capable of interfacing with its train dispatch systems. TFM's improvements to SICOTRA allow it to facilitate communications with major U.S. railroads using the SICOTRA system, improve the efficiency of its operations and participate in the North American rail industry's interline services management system, providing coordinated customer service and scheduled links among railroads.

Environmental Regulation

        Our operations are subject to Mexican federal and state laws and regulations relating to the protection of the environment, as well as technical environmental requirements issued by Semarnat. Semarnat and other authorized ministries have promulgated standards, for, among other things, water discharge, water supply, emissions, noise pollution, hazardous substances, transportation and solid waste generation. The terms of the railroad and port concessions also impose on us certain environmental law compliance obligations. Both Mexrail's and the Tex-Mex Railway's operations are subject to U.S. environmental laws and regulation. See "—Insurance."

        Noncompliance with applicable legal provisions may result in the imposition of considerable fines, temporary or permanent shutdown of operations or other injunctive relief, or criminal prosecution. We believe that all of our facilities and operations are in substantial compliance with applicable environmental regulations. There are currently no material legal or administrative proceedings pending against us with respect to any environmental matters, and we do not believe that continued compliance with environmental laws will have a material adverse effect on our financial condition or results of operations. However, we cannot predict the effect, if any, that the adoption of additional or more stringent environmental laws and regulations would have on the operations of companies that are engaged in the type of business in which we are engaged, or specifically, on our results of operations, cash flows or financial condition.

        In addition, our seagoing transport of petroleum and petroleum products subjects us to additional regulations and exposes us to liability specific to this activity. Laws and international covenants adopted by several countries in the wake of the "Exxon Valdez" accident, most notably OPA 90, could result in substantial or even unlimited liability for us in the event of a spill. Moreover, these laws subject tanker owners to additional regulatory and insurance requirements. We believe that we are in compliance with all material requirements of these regulations.

Insurance

        Our business is affected by a number of risks, including mechanical failure of vessels and other assets, collisions, property loss, cargo or freight loss, as well as business interruption due to weather, political circumstances, hostilities and labor strikes. In addition, the operation of any ocean-going vessel is subject to the inherent possibility of catastrophic marine disaster, including oil spills and other environmental accidents, and the liabilities arising from owning and operating vessels in international trade. OPA 90, by imposing potentially unlimited liability upon owners, operators and bareboat charters for certain oil pollution accidents in the United States, made liability insurance more expensive for ship owners and operators.

        We maintain marine hull and machinery and war risk insurance, which insurance includes the risk of actual or constructive total loss. Additionally, we have protection and indemnity insurance. We do not carry insurance covering the loss of revenue resulting from vessel off-hire time on certain vessels. We believe that our current insurance coverage is adequate to protect against the accident-related risks involved in the conduct of our business and that we maintain a level of coverage that is consistent with industry practice. We cannot assure you, however, that all risks are adequately insured against, that any particular claims will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future.

        TFM's business is also affected by a number of risks, including mechanical failure, collision, property loss, cargo loss or damage and business interruption due to natural disasters, political circumstances, hostilities and labor strikes.

        In addition, the operation of any railroad is subject to the inherent possibility of catastrophic disaster, including chemical spills and other environmental accidents.

        TFM's insurance policy provides for "per-incident" maximum amounts, which vary depending upon the nature of the risk insured against. TFM's policy is renewable on an annual basis and expires in June 2003.

        TFM's present insurance coverage insures against the accident-related risks involved in the conduct of its business, and is consistent with industry practice and the requirements of the concession and the Mexican railroad services law and regulations. We can give no assurance, however, that all risks are or will be adequately insured against, that any particular claims will be paid or that TFM will be able to procure adequate insurance coverage at commercially reasonable rates in the future. The Mexican railroad services law and regulations provide that, if TFM receives insurance proceeds in respect of any damage to its rail lines, those proceeds shall be applied to the repair or remediation of such damage or, in the event that TFM elects not to undertake such repairs, these proceeds must be paid to the Mexican government.

        In recent years, we and TFM have experienced significant cost savings due to a sharp decline in liability insurance premiums resulting from heightened competition in the insurance industry and improved safety conditions in the shipping industry; nevertheless, following the catastrophic events of September 2001 in the United States, it is widely known that the local and foreign insurance markets have strengthened and thus we and TFM are experiencing a reduction in the costs savings we were able to achieve in the past.

C. Organizational Structure

        Members of the Serrano Segovia family hold, directly and indirectly, 46.5% of our Series A Shares. We hold a majority of the voting stock in each of our subsidiaries, including TFM. The most significant subsidiaries include:

Name	Country of Incorporation	First Year of Operation	Ownership Interest	Voting Interest
TMM Multimodal S.A. de C.V.*	Mexico	1986	96.6%	100%
Grupo Transportación Ferroviaria Mexicana, S.A. de C.V.*	Mexico	1996	38.4%	51%
TFM, S.A. de C.V.*	Mexico	1996	30.1%	51%
Administración Porturaria Integral de Acapulco S.A. de C.V.*	Mexico	1994	51%	51%
Marítima Mexicana, S.A. de C.V.*	Mexico	1961	60%	60%
Servicios Mexicanos en Remolcadores, S.A. de C.V. (Tugboats)*	Mexico	1996	60%	60%
Lacto Comercial Organizada, S.A. de C.V. (Trucking)	Mexico	1961	100%	100%
Autotransportación y Distribución Logística, S.A. de C.V.*	Mexico	1998	51%	51%
Comercializadora Internacional de Carga, S.A. de C.V. (Trucking)	Mexico	1992	100%	100%
Naviera del Pacífico, S.A. de C.V. (Parcel tankers)	Mexico	1962	100%	100%
Terminal Marítima de Tuxpan, S.A. de C.V. (Ports)	Mexico	1996	100%	100%
TMM Logistics, S.A. de C.V. (Logistics)	Mexico	2000	100%	100%
Seglo, S.A. de C.V. (Logistics)*	Mexico	1997	39%	39%

*
Less than wholly owned by the company.

Reclassification of Series A and Series L Shares

        On September 13, 2002, we completed a reclassification of our Series L Shares of stock as Series A Shares. The reclassification combined our two classes of stock into a single class by converting each share of our Series L Shares into one share of our Series A Shares. The reclassification also eliminated the variable portion of our capital stock and we became a fixed capital corporation (sociedad anónima). Following the reclassification, we had 56,963,137 Series A Shares outstanding. As a result of the elimination of the variable portion of our capital stock, our registered name changed from Grupo TMM, S.A. de C.V. to Grupo TMM, S.A.

D. Property, Plant and Equipment

        Our principal executive offices are in Mexico City, and are currently under lease through June 2005. Our business activities and the business activities of our subsidiaries in the logistics and transportation fields are conducted with both leased and owned equipment, and, in certain instances, through concessions granted to us by the Mexican government. We were granted the right to operate certain facilities, including the TFM railroad, certain cruise ship terminals and ports, as part of franchises awarded through the

Mexican government's privatization activity. We operate facilities, either through leases or with direct ownership interests, in Acapulco, Aguascalientes, Altamira, Campeche, Coatzacoalcos, Cuernavaca, Guadalajara, Hermosillo, Mexico City, Monterrey, Nuevo Laredo, Puebla, Querétaro, Ramos Arizpe, San Luis Potosí, Silao, Toluca and Tuxpan. See Item 4 "Information on the Company," Section B "Business Overview," and Notes 4 and 5 to our Financial Statements.

Concession Rights and Related Assets

        Under the terms of TFM's concession, TFM has the right to use and the obligation to maintain the right of way, track structure, buildings and related maintenance facilities in connection with the operation of the railroad division. Ownership of the property and fixtures, however, has been retained by the Mexican government.

        Our concession rights and related assets, as of December 31, 2002, are summarized below:

	Years Ended December 31,
			Estimated Useful Live (Years)
	2002	2001
TFM route	1,473,326	1,473,326	5-50
Cruise ship terminal on Cozumel Island	7,148	7,148	20
API Acapulco	6,783	6,783	25
Tugboats in the port of Manzanillo	2,170	2,170	10
Manzanillo port	2,589	2,589	20
Progreso container terminal	4,577	4,577	20

Total concession rights and related assets	1,496,593	1,496,593
Accumulated amortization	(264,712)	(221,416)

Concession rights and related assets—net	$1,231,881	$1,275,177

        Amortization of concession rights was $41.5 million, $41.2 million and $41.4 million for the years ended December 31, 2000, 2001 and 2002, respectively. See Note 4 to our Financial Statements.

Track

        As of December 31, 2002, TFM's rail lines consisted of the following track:

	Lines of Track	Track Usage Rights	Total
	(in kilometers)
Main track	4,244	950	5,194
Sidings under centralized traffic control	216	—	216
Spurs, yard tracks and other sidings	251	—	251

Total	4,711	950	5,671

        All of TFM's track is standard gauge (56.5 inches) and is generally in good condition. All of TFM's 4,244 kilometers of main track has 100 to 136-lbs. rail and approximately 76% of such track is continuously welded rail. Continuously welded rail reduces track maintenance costs and, in general, permits trains to travel at higher speeds. The maximum allowable speed of trains along TFM's core routes varies between 50 kph and 70 kph. Approximately 70% of TFM's main line track handles speeds of up to 60 kph. Since TFM commenced operations, it has extended sidings on its tracks up to 10,000 feet, thus better enabling longer trains to pass or meet each other.

        The following table sets forth certain information with respect to TFM's track as of December 31, 2002:

	Main Line-Mexico City to Nuevo Laredo	All Lines
	(in kilometers)
Continuously welded rail	1,497	3,246
Jointed rail	0	998
Total	1,497	4,244
Concrete ties installed	1,445	2,350
Wood ties installed	54	1,894
Total	1,497	4,244

        The portion TFM's core route between Mexico City and Querétaro (approximately 260 kilometers) has double track, which accommodates greater traffic volume. The maximum allowable speed along this portion of the track is approximately 50 kph. Installations along TFM's rail lines include supply centers, locomotive inspection centers, car inspection areas, repair shops, warehouses, freight yards and intermodal terminals.

Bridges, Tunnels and Culverts

        TFM's core routes and feeder lines include 1,226 bridges with a total length of 25,252 meters. There are 98 tunnels on TFM's main rail lines, having a total length of 26,882 meters, which allow for the passage of double-stack trains. In addition, there are 7,273 culverts along the railway. In accordance with the terms of the concession, ownership of these bridges, tunnels and culverts has been retained by the Mexican government.

Equipment

        We have 474 locomotives in our fleet, of which 468 are diesel-fueled, and 6 are electric. Of the 474 locomotives, we own 342 and we lease 150 from third parties. A majority of our locomotive leases are covered under long-term contracts for terms of 20 years. Through our long-term leasing program, we are improving locomotive efficiency and utilization by adding state-of-the-art locomotives to our fleet that provide 48.2% more horsepower per unit than the locomotives we formerly employed, allowing us to haul longer trains with fewer locomotives. We have also continued to decrease our fuel consumption over the past several years, due primarily to the fuel efficiency of these new locomotives and the fact that fewer locomotives are needed to haul the same freight. The average age of the locomotives in our fleet is approximately 12 years, which in 1999 represented one of the youngest locomotive fleets operated by a Class I railroad. The average remaining useful life of the locomotives in our fleet is about 12 years.

        Of the 474 locomotives in our fleet, approximately 228 are assigned to the hauling of freight, 50 are used for yard work, 99 locomotives are subleased to third parties (50 to the Texas Mexican Railway Company; 10 of which are running on the BNSF line under a horsepower-per-hour interchange agreement; 27 to KCSR; and 12 to Ferrosur), 6 locomotives are presently out of service and 73 of our locomotives, which we use primarily for yard activities, are currently in storage. We use the remaining 18 units for miscellaneous purposes such as maintenance of way trains and industry switching.

        Rail cars owned and leased by TFM as of December 31, 2002 consisted of the following:

	Owned	Leased
Box cars	1,335	246
Gondolas	1,888	1,856
Covered hoppers	599	2,190
Flat cars	579	162
Bi-level carriers	0	1,279
Spine cars	0	48
Tank cars	84	671
Cabooses	51	0
Open top hoppers	22	348
Total	4,558	6,800

        To supplement its fleet of owned railcars, TFM has implemented an operating lease program that allows it to effectively manage its car capacity to meet the varying demands of its traffic volumes. TFM's leased cars consist of covered hoppers used to transport grain, new and rebuilt gondolas, box cars, open top hoppers, flat cars and tri-level and bi-level carriers. TFM also leases large and small trucks and other equipment for a variety of functions. In addition, TFM is refurbishing some of its cars. Through its agreements with U.S. railroads regarding car hire and its operating lease program, TFM increased its fleet size so as to eliminate shortages of railcars.

        Property, Plant and Equipment are summarized below:

	Years Ended December 31,
			Estimated Useful Lives (Years)
	2002	2001
Railroad equipment	$701,285	$648,247	8-25
Accumulated depreciation	(181,455)	(144,855)
Railroad equipment—net	519,830	503,392
Vessels	60,211	64,337	25
Accumulated depreciation	(31,891)	(33,164)

Vessels, net	28,320	31,173

Buildings and installations	27,016	27,141	20 and 25
Warehousing equipment	152	152	10
Computer equipment	9,897	9,360	3 and 4
Terminal equipment	28,945	24,021	10
Ground transportation equipment	39,069	39,433	4, 5 and 10
Other equipment	49,714	48,798	5

Total other property and equipment	154,793	148,905
Less accumulated depreciation	(77,199)	(67,326)

Other property and equipment—net	77,594	81,579
Land	54,129	53,968
Construction in progress	50,200	23,470
	181,923	159,017

Total Property, Plant and Equipment—net	$730,073	$693,582

        Depreciation of property, machinery and equipment was $49.4 million in 2000, $51.8 million in 2001 and $55.5 million in 2002.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Operating Results

        The following discussion should be read in conjunction with, and is qualified in its entirety by reference to, our Financial Statements and the notes thereto appearing elsewhere in this Annual Report. Our Financial Statements have been prepared in accordance with IAS, which differ in certain respects from U.S. GAAP. Note 18 of the Notes to the Financial Statements provides a description of the principal differences between IAS and U.S. GAAP as they relate to us, and a reconciliation to U.S. GAAP of net income and total stockholders' equity. We were authorized by the Comisión Nacional Bancaria y de Valores (the National Banking and Securities Commission) to prepare our consolidated financial statements in dollars under IAS.

Differences Between IAS and U.S. GAAP

        The principal differences between IAS and U.S. GAAP as they relate to us are those described in Note 18 of the Consolidated Financial Statement. Each of these differences affects both net income and stockholders' equity.

        The table below sets forth net income (loss) and total stockholders' equity calculated in accordance with IAS, and in accordance with IAS and U.S. GAAP for the fiscal years ended December 31, 2002, 2001 and 2000.

Net Income (Loss) and Stockholders' Equity
(in millions of dollars)

	Years Ended December 31,
	2002	2001	2000
Net income (loss) for the period
IAS	$(42.6)	$8.9	$1.7
U.S. GAAP	10.6	17.8	(1.3)
Total stockholders' equity
IAS	$139.8	$176.9	$9.4
U.S. GAAP	159.7	129.4	(9.3)

Discontinued Operations

        As of January 1, 2000, we discontinued our ocean liner operations upon completion of the sale of our 50% interest in Americana Ships Limited to our joint venture partner, CP Ships Inc. As a result, under IAS 35, "Discontinued Operations," we are required to restate our Financial Statements covering periods before the sale to distinguish our continuing business operations from the businesses in which we no longer participate in order to make them comparable to our Financial Statements for periods after the sale. Therefore, the financial data presented below for the year ended December 31, 1999 have been restated to reflect the discontinuation of our liner operations.

Critical Accounting Policies

        Our Financial Statements have been prepared in accordance with IAS, which differs in certain respects from U.S. GAAP. Note 18 to our Financial Statements provides a description of the principal differences between IAS and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of net income (loss) and stockholders' equity.

        We have identified certain key accounting policies on which our financial condition and results of operations are dependent. These key accounting policies most often involve complex matters or are based on subjective judgments or decisions. In the opinion of our management, our most critical accounting policies under both IAS and U.S. GAAP are those related to revenue recognition, financial statement translations into U.S. dollars, use of financial instruments and deferred income taxes. For a full description of all of our accounting policies, see Note 3 to our Financial Statements herein.

        Revenue Recognition.    Voyage revenues are recognized as income at the time the voyage is completed. Revenues associated with voyages in process are deferred and recognized at the conclusion of the voyage. Railroad revenues for the relevant accounting period are recognized as income based on the shipments originated and that correspond to destinations actually reached during that period. This requires TFM's management, at the cut-off date for each accounting period, to estimate the progress of shipments during that period. In addition, with respect to interline revenues and haulage and trackage rights, TFM and the other Mexican railroads are required to agree and reconcile usage amounts on a periodic basis. TFM has had and continues to have disagreements with the other railroads with respect to such amounts and we cannot assure you that this will not continue in the future.

        Financial Statement Translations into U.S. Dollars.    In preparing our Financial Statements, we translate non-U.S. dollar currency amounts to U.S. dollars following the guidelines of Financial Accounting Standards No. 52, "Foreign Currency Translation" ("SFAS 52"), IAS 29, "Financial Reporting in Hyperinflationary Economies" ("IAS 29") and related authoritative guidance. In doing so, we have determined that the U.S. dollar is our functional currency and, therefore, we follow the historical method of translation, and resulting translation gains or losses are reflected in earnings. The determination of our functional currency is dependent upon management's judgment and involves consideration of all relevant economic facts and circumstances affecting us. We evaluate our functional currency each fiscal period. Our most subjective key functional currency indicators are cash flows and sales revenues. Changes in our business in the future may impact the determination of our functional currency for subsequent periods. In the event that our functional currency is no longer deemed to be the U.S. dollar, our results of operations, total assets and stockholders' equity in future periods could be negatively impacted.

        Financial Instruments.    Fuel expense is a significant component of our operating expenses. Fuel costs are affected by various factors including: (i) traffic levels, (ii) efficiency of operations and equipment, and (iii) fuel market conditions. We occasionally enter into transactions to hedge against fluctuations in the price of diesel fuel purchases to protect our operating results against adverse fluctuations in fuel prices. TFM entered into certain fuel hedging transactions in 2002. See "Quantitative and Qualitative Disclosures About Market Risks—Commodity Price Sensitivity."

        Deferred Income Taxes.    We apply the provisions of IAS 12, "Income Taxes," and SFAS 109, "Accounting for Income Taxes," which are both full liability methods. Since TFM's commencement of operations, although we have generated book profits, TFM has incurred tax losses primarily due to the accelerated tax amortization of its concession rights. TFM has recognized a deferred income tax asset for the resulting net operating loss carry forwards and may continue to recognize additional amounts in the next few years. However, our management anticipates that such net operating loss carry forwards will be realized given the long carry forward period (through the year 2046) for amortization of the concession, as well as the fact that we expect TFM to generate taxable income in the future. Our tax projections take into consideration certain assumptions, some of which are under our control and others of which are not. Key assumptions include inflation rates, currency fluctuations and future revenue growth. If our assumptions are not correct, we would have to recognize a valuation allowance on our deferred tax asset.

Recent Accounting Prouncements

        We are presently evaluating the impact if any, that the adoption of the following statements will have on our Financial Statements:

  •
  On August 15, 2001, the FASB issued Statement No. 143 ("SFAS 143"), "Accounting for Asset Retirement Obligations." SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs for all entities. SFAS 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset, except for certain obligations of lessees. As used in SFAS 143, a legal obligation is an obligation that a party is required to settle as a result of an existing or enacted law, statute, ordinance, written or oral contract or by legal construction of a contract under the doctrine of promissory estoppel. SFAS 143 also requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS 143 is effective for fiscal years beginning after June 15, 2002.

  •
  In April of 2002, the FASB issued Statement No. 145 ("SFAS 145"), "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." As a result, companies will no longer be allowed to classify gains and losses from extinguishments of debt as extraordinary items unless they meet the criteria of APB 30. Gains and losses from extinguishments of debt that have been classified as extraordinary in prior years that do not meet the criteria of APB 30 shall be reclassified as ordinary gains and losses on a going forward basis. In addition, SFAS 145 requires that capital leases that are modified so that the resulting lease agreement is classified as an operating lease be accounted for under the sale-leaseback provisions of SFAS 28 or 98, as applicable, instead of SFAS 13. The provisions of this Statement with regard to SFAS-4 will be effective for fiscal years beginning after May 15, 2002, and those for SFAS 13 will be effective for transactions occurring after May 15, 2002.

  •
  In July of 2002, the FASB issued Statement No. 146 ("SFAS 146"), "Accounting for Costs Associated with Exit or Disposal Activities." This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3 ("EITF 94-3"), "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." The principal difference between SFAS 146 and EITF 94-3 is that SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred rather than at the date of an entity's commitment to an exit plan. This Statement also revises the definition of exit costs and establishes that fair value is the objective for initial measurement of the liability. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged.

  •
  In November 2002, the FASB issued Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, as interpretation of FASB Statements No. 5.57 and 107 and a rescission of FASB Interpretation No. 34." This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognized, at the inception of a guarantee, a liability for the fair value of the obligation undertaken. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The initial recognitions and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company's financial statements.

  •
  In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. The Statement changes the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity, and requires that these instruments be classified as liabilities in statements of financial position. This Statement is effective prospectively for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This statement is required to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Management is still assessing whether this statement will have a material effect on the Company's financial position or results of operation.

RESULTS OF OPERATIONS

  Fiscal Year ended December 31, 2002 Compared to Fiscal Year ended December 31, 2001

Revenues

        Our consolidated net revenues for the year ended December 31, 2002 were $1.01 billion, compared to consolidated net revenues of $1.0 billion for the year 2001. The following table sets forth our revenues by business segment for the years ended December 2002 and 2001. Annual revenue increased over the prior year for our Ports, Specialized Maritime and Logistics operations due to new product offerings and improved product mix. These increases more than offset the decline in revenues from our Railroad Operations.

	Grupo TMM—Revenues (in millions of dollars)
	Year Ended December 31,
	2002	% of Net Consolidated Revenues	2001	% of Net Consolidated Revenues
Railroad Operations(1)	$712.3	70.6%	$722.8	72.3%
Port and Terminal Operations	112.5	11.2%	100.6	10.1%
Specialized Maritime Services(2)	123.2	12.2%	119.0	11.9%
Logistics Operations	79.1	7.8%	77.4	7.7%
Intercompany Revenues(3)	(18.5)	(1.8)%	(19.7)	(2.0)%

Total	$1,008.6	100%	$1,000.1	100%

(1)
Railroad operations consist of TFM and the Tex-Mex Railway. Revenue from TFM and the Tex-Mex Railway was $660.5 million and $51.8 million, respectively, for the year ended December 31, 2002 and $667.8 million and $55.0 million, respectively, for the year ended December 31, 2001.

(2)
The company's shipping agencies business segment was reclassified from the logistics operations division to the specialized maritime services division in January 2002.

(3)
Represents the elimination of intercompany transactions between segments.

Results by Business Units

Railroad Operations

        Revenues for our Railroad Operations for the year ended December 31, 2002 totaled $712.3 million compared to $722.8 million for the year ended December 31, 2001, which represented a decrease of 1.5%, due primarily to stagnant trade growth, a sluggish automotive sector and the devaluation of the peso.

        The following table sets forth, by product category, Railroad Operations for the years ended December 31, 2002 and 2001, respectively.

	Railroad Revenues (in millions of dollars) Years Ended December 31,
Product Category	2002	% of Net Railroad Revenues	2001	% of Net Railroad Revenues
TFM—Industrial products, metals and minerals	$195.6	27.5%	$176.9	24.4%
TFM—Agro-industrial products	140.8	19.8%	167.4	23.2%
TFM—Automotive products	154.0	21.6%	171.4	23.7%
TFM—Chemical and petrochemical products	107.7	15.1%	98.6	13.6%
TFM—Intermodal freight	56.3	7.9%	42.6	6.0%
Tex-Mex Railway	51.8	7.3%	55.0	7.6%
Other	6.1	0.8%	10.9	1.5%

Total	$712.3	100%	$722.8	100%

Note: Reallocated as per December 2001 classification.

        The 10.6% growth in 2002 over 2001 in the industrial products, metals and minerals segments of TFM was primarily the result of the conversion of industrial products traffic from truck to railroad transportation. The 15.9% revenue decrease in agro-industrial products in 2002 over 2001 was mainly attributable to a higher than average yield in the 2002 Mexican grain harvest in the Sinaloa Valley which reduced grain imports from the United States. The 10.2% revenue decrease in 2002 over 2001 in the automotive products segment was a result of decreased imports and exports due to sluggish economic conditions in Mexico and the United States. Revenues in the chemical and petrochemical products category increased 9.2% in 2002 over 2001 as a consequence of transload and general conversion of these products from truck to rail transportation. Intermodal freight revenues increased 32.2% in 2002 over 2001 due to the continued conversion of automotive parts traffic from truck to railroad transportation and to completed construction of intermodal yards in 2001 which resulted in expanded contracts with stacktrain operators and intermodal companies. The Tex-Mex Railway revenues in 2002 decreased by 5.8% from 2001 revenue levels due mainly to two derailments in the fourth quarter of 2002 and to the overall reduction of grain imports.

Ports and Terminal Operations

        This division's revenues increased 11.8% in 2002 compared to 2001. In 2002, revenues at Manzanillo increased 3.6% in spite of a decline in storage revenue of $3.0 million due to an increase in container volumes of 42.8%, which accelerated in the third and fourth quarter of 2002. Revenues at Cozumel increased by 43.9% compared to 2001, as vessel calls and passenger activity increased by 77% and 82%, respectively. Cruise ship volume increased 34% at Acapulco compared to last year. Additionally, in 2002 we signed new container shipping contracts with Mediterranean Shipping.

Specialized Maritime Services

        Revenues increased 3.6% in 2002 compared to last year. Demand for supply ships remains strong as Mexico expands production and exploration activity at oil and natural gas reserves in the Gulf of Mexico. Supply ship revenue increased by 23% in 2002.

Logistics Operations

        Logistics revenues increased 2.1% in 2002 compared to 2001. Volume for RoadRailer products almost tripled from 3,264 loads in 2001 to 10,322 loads in 2002. While RoadRailer volume continued to grow, volume at outsourcing facilities was negatively impacted by the slow-down experienced by the automotive industry. During 2002, Ford became a new customer of the line-feeding segment of our third party logistics business. Revenues in 2002 were partially offset by the slow-down in automotive products and by a decline in truck brokerage. The trucking division continued to convert its assets into dedicated service contracts, avoiding the uncertainty of the spot market and tightened per diem rentals by reducing the loading cycle. The logistics group continues its growth in intermodal terminal operations and is adding new equipment to reduce its maintenance and rental costs.

Operating Profit

        Total costs and operating expenses increased 1.7% to $824.6 million in 2002 compared to $810.9 million in 2001, and operating profit decreased 2.7% to $184.0 million from $189.1 million in 2001, both due mainly to increased costs at the Ports, Specialized Maritime and Logistics divisions.

        The following table sets forth our operating profit by business segment for the fiscal years ended December 31, 2002 and 2001, respectively.

	Grupo TMM Operations— Operating Profit(1)(2) (in millions of dollars)
	Year Ended December 31,
	2002	2001
Railroad Operations	$155.7	$154.0
Port and Terminal Operations	33.4	37.0
Specialized Maritime Services	8.7	9.0
Logistics Operations	4.0	6.3
Shared Corporate Costs(3)	(17.8)	(17.2)

Total	$184.0	$189.1

(1)
Operating results are as reported in our notes to our Financial Statements included elsewhere in this Annual Report.

(2)
Includes estimated allocated administrative costs. For 2002: $3.8 million in the Tex-Mex Railway, $8.5 million in Port and Terminal Operations, $10.2 million in Specialized Maritime Services, $5.8 million in Logistics Operations and $18.0 in Corporate; for 2001: $3.1 in the Tex-Mex Railway, $10.1 million in Port and Terminal Operations, $9.8 million in Specialized Maritime Services, $7.8 million in Logistics Operations and $17.2 in Corporate.

(3)
Represents shared Corporate costs.

Railroad Operations

        Railroad operating profit for the year ended December 31, 2002 (including TFM and the Tex-Mex Railway) increased 1.1% to $155.7 million in 2002, resulting in an operating margin of 21.9% (operating ratio 78.1%) compared to $154.0 million in 2001, which resulted in an operating margin of 21.3% (operating ratio 78.7%). Total railroad operating costs and expenses, including those of TFM and the Tex-Mex Railway, amounted to $556.6 million in 2002, compared to $568.8 million in 2001, which represents a decrease of 2.1%. The decrease in 2002 was mainly attributable to (i) a net reduction of cost of fuel, materials and supplies (TFM had currency derivatives and derivative swap contracts regarding diesel), (ii) a decrease in salaries, wages and employee benefits due to an overhead reduction, and (iii) a reduction of overall costs by approximately $3.0 million at the Tex-Mex Railway during the year.

Port and Terminal Operations

        Operating profit for the year ended December 31, 2002 decreased to $33.4 million (including $8.5 million of estimated allocated administrative costs) from $37.0 million (including $10.1 million of estimated allocated administrative costs), due primarily to an increase in security costs at Manzanillo of $2.0 million and costs incurred in expanding this port facilities for increased container volume during the second half of 2002.

Specialized Maritime Services

        Operating profit for the year ended December 31, 2002 decreased to $8.7 million (including $10.2 million of estimated allocated administrative costs) from $9.0 million (including $9.8 of estimated allocated administrative costs). The decrease was mainly caused by increased costs incurred in routine and mandatory dry dock improvements to the division's tanker fleet during the fourth quarter of 2002.

Logistics Operations

        Operating profit for the year ended December 31, 2002 decreased to $4.0 million (including $5.8 million of estimated allocated administrative costs) from $6.3 million (including $7.8 of estimated allocated administrative costs). The decrease resulted from sluggish automotive transportation activity at outsourced locations during the second half of 2002. The division also withdrew from other unprofitable segments, shifting from port traffic and long-haul trucking to shorter haul rail drayage activity, and eliminated certain dedicated contracts.

Financial Income and Expenses

        Net financial expense incurred in the year ended December 31, 2002 was $175.1 million, compared to net financial expense of $123.0 million in 2001. Net financial expense includes a net exchange loss of $20.0 million in 2002 and a net exchange gain of $2.2 million in 2001. The increase in net financial expense is due in part to a 12.8% peso devaluation in 2002, which accelerated in the second half of the year; also the Company's financial obligations increased by $145 million in 2002 due to the purchase of the additional 24.6% Grupo TFM equity from the Mexican Government and accruals of TFM's discount debentures, which together accounted for $19.1 million in increased financial expense. Additionally, financial costs were impacted by premiums on sale of receivables; the coupon and premium on redemption of the convertible notes; and lower interest earned due to lower cash balances and lower interest in tax receivables.

Other (Expense) Income—Net

        Other expense—net of $35.2 million in the year ended December 31, 2002 includes (i) extraordinary costs, such as VAT recovery related losses and provision for the management fee to Promotora Servia, (ii) expenses related to railroad equipment, (iii) provisions for doubtful accounts, (iv) a loss resulting from subleasing of locomotives, (v) expenses related to non-operating assets such as track maintenance and electricity, and (vi) a loss resulting from the sale of fixed assets. Other income-net for the year ended December 31, 2001 was of $26.8 million, which includes a gain in the sale of fixed assets.

Taxes

        A tax provision of $19.8 million was reported in 2002 compared to a tax benefit of $7.1 million reported in 2001. The company's fiscal assets were reduced by approximately $19.5 million in 2002, of which $9.3 million was due to a change in the corporate tax rate from 35% in 2001 to 34% in 2002, mainly at TFM.

Minority Interest

        Minority interest decreased to ($3.5) million in 2002 from $91.1 million. This significant change is mainly attributable to a one-time gain on the sale of fixed assets at TFM in 2001.

Net Income

        The Company reported a net loss of $42.6 million in the year ended December 31, 2002, compared to net income of $8.9 million in year 2001. The net loss in 2002 resulted from a 12.8% peso devaluation in 2002, which resulted in an exchange loss that reduced net results by $20.0 million, and through a reduction in the Company's fiscal assets of approximately $22.0 million, of which $7.0 million was due to a change in the corporate tax rate, for a combined negative impact on net results of $42.0 million. NOLs, however, grew in 2002, from approximately $820.0 million at TFM and $315.0 million at TMM standalone, to $1.1 billion and $322.0 million, respectively.

  Fiscal Year ended December 31, 2001 compared to Fiscal Year ended December 31, 2000

Revenues

        Our consolidated net revenues for 2001 were $1,000.1 million, which represents an increase of 1.0% compared to consolidated net revenues of $989.9 million for 2000. The following table sets forth our revenues by business segment for the fiscal years ended December 31, 2001 and 2000, respectively.

	Grupo TMM—Revenues (in millions of dollars)
	Years Ended December 31,
	2001	% of Net Consolidated Revenues	2000	% of Net Consolidated Revenues
Railroad operations	$722.8	72.3%	$698.6	70.6%
Port and terminal operations	100.6	10.1%	86.5	8.7%
Specialized maritime services	119.0	11.9%	133.6	13.5%
Logistics operations	77.4	7.7%	84.0	8.5%
Intercompany revenues*	(19.7)	(2.0)%	(12.8)	(1.3)%

Total	$1,000.1	100%	$989.9	100%

*
Represents the elimination of intercompany transactions between segments.

Results by Business Units

Railroad Operations

        Revenues for our railroad operations for the year ended December 31, 2001 totaled $722.8 million compared to $698.6 million for the year ended December 31, 2000, which represented an increase of 3.5%. The increase in 2001 was mainly attributable to an increase of approximately 7.5% in revenues derived from haulage of automotive products, with a corresponding increase of approximately 9.3% in automotive traffic volumes.

        The following table sets forth, by product category, railroad operations revenues for the years ended December 31, 2001 and 2000, respectively.

	Railroad Revenues (in millions of dollars)
	Years Ended December 31,
Product Category	2001	% of Net Railroad Revenues	2000	% of Net Railroad Revenues
TFM—industrial products, metals and minerals	$176.9	24.4%	$175.7	25.2%
TFM—agro-industrial products	167.4	23.2%	161.9	23.1%
TFM—automotive products	1714	23.7%	159.5	22.8%
TFM—chemical and petrochemical products	98.6	13.6%	89.2	12.8%
TFM—intermodal freight	42.6	6.0%	38.8	5.6%
Tex-Mex Railway	55.0	7.6%	58.0	8.3%
Other	10.9	1.5%	15.5	2.2%

Total	$722.8	100%	$698.6	100%

Note: Reallocated as per December 2001 classification.

        The 0.7% growth in 2001 over 2000 in the industrial products, metals and minerals segment of TFM was the result of the conversion of industrial products traffic from truck to railroad transportation. The

3.4% revenue increase in agro-industrial products in 2001 over 2000 was partially attributable to enhanced traffic conversion as a result of the development of new railroad infrastructure at key locations. The 7.5% revenue increase in 2001 over 2000 in the automotive products segment was a result of increased transportation of vehicles exported to the United States and Europe from manufacturing plants in Mexico. Revenues in the chemical and petrochemical products category increased 10.5% in 2001 over 2000 as a consequence of new traffic for Cemex, S.A. de C.V and for the Comisión Federal de Electricidad, the Mexican electric utility. Intermodal freight revenues increased 9.8% in 2001 over 2000 due to the continued conversion of automotive parts traffic from truck to railroad transportation. Tex-Mex Railway revenues in 2001 decreased by 5.2% from 2000 revenue levels, caused by slower traffic due to the track rehabilitation work during the year. Revenues in 2001 for the Tex-Mex Railway were $55.0 million and accounted for 7.6% of net consolidated railroad revenues.

Ports and Terminal Operations

        Despite a worldwide slowdown, revenues from our port and terminal operations increased from $86.5 million in 2000 to $100.6 million in 2001, a 16.3% increase, and accounted for 10.1% of net consolidated revenues. In the latter part of 2001 we reorganized this division which resulted in an increase of productivity, as volumes in container movements increased, mainly in the port of Manzanillo, which is the best positioned port as a transhipment terminal of TMMPyT.

Specialized Maritime Services

        In 2001, specialized maritime services revenues amounted to $119.0 million and accounted for 11.9% of the total net consolidated revenues. This total represents a 10.9% decrease from total specialized maritime services revenues of $133.6 million for 2000. This decrease in revenues was mainly caused by our planned downsizing of the unprofitable car carrier division and discontinuance of the bulk shipping services division. This division currently operates only one car carrier compared to three operated in 2000. Tugboat revenues increased due to price adjustments and the car carrier division alliances were restructured to better utilize the remaining car carrier routes, which reduced losses.

Logistics Operations

        In 2001, total logistics operations revenues amounted to $77.4 million and accounted for 7.7% of the net consolidated revenues. This total represents a decrease of $6.6 million, or 7.9%, from the total logistics operations revenues generated in 2000 of $84.0 million. This decrease is mainly attributable to the sale to CP Ships Inc. of certain of our truck brokerage and agency services businesses which we estimate resulted in a $12.5 million reduction in revenues for this division. The decrease in revenues was offset, in part, by an increase in revenues from the expansion of new intermodal programs and products, such as RoadRailers. The RoadRailer program has grown from a very limited amount of traffic in the first quarter of 2001 to more than 2,000 loads in the first quarter of 2002.

Operating Profit

        Total costs and operating expenses increased to $810.9 million in 2001 compared to $792.3 million in 2000, an increase of 2.3%. In 2001, our operating profit decreased $8.5 million, or 4.3%, to $189.1 million from $197.6 million in 2000.

        The following table sets forth our operating profit (loss) by business segment for the fiscal years ended December 31, 2001 and 2000 respectively.

	Grupo TMM Operations— Operating Profit (Loss)(1)(2) (in millions of dollars)
	Years Ended December 31,
	2001	2000
Railroad Operations	$154.0	$168.6
Port and Terminal Operations	37.0	33.5
Specialized Maritime Services	9.0	7.6
Logistics Operations	6.3	8.3
Shared Corporate Costs(3)	(17.2)	(20.4)

Total Operating Profit	$189.1	$197.6

(1)
Operating results are as reported in our Financial Statements included herein.

(2)
Includes estimated allocated administrative costs: in 2001 consisting of $3.1 million in the Tex-Mex Railway, $10.1 million in Port and Terminal Operations, $9.8 million in Specialized Maritime Services, $7.8 million in Logistics Operations, and $17.2 million in Corporate and in 2000: consisting of $3.7 million in the Tex-Mex Railway, $7.8 million in Port and Terminal Operations, $8.6 million in Specialized Maritime Services, $7.8 million in Logistics Operations, and $20.4 million in Corporate.

(3)
Represents Shared Corporate Costs.

Rail Operations

        Operating profit for the year decreased to $154.0 million in 2001, a 21.3% operating margin (78.7% operating ratio), from $168.6 million in 2000 representing a 8.7% decrease and a 24.1% operating margin (75.9% operating ratio). Total operating expenses, including those of TFM and the Tex-Mex Railway, amounted to $568.8 million for the year ended December 31, 2001, compared to $530.0 million for the year ended December 31, 2000, which represents an increase of 7.3%. This increase in the operating expenses is mainly attributable to: the Tex-Mex Railway's need to upgrade and build new track, which increased costs by approximately $4 million; increased salary expenses at TFM of 16.8% to $111.6 million in 2001 as compared to 2000; an increase in the costs of purchased services at TFM of $8.8 million or 7.1% in 2001 over 2000; an increase of 49.4% in the costs of materials and supplies consumed at TFM during 2001 when compared to 2000; car hire costs, net of car hire income, and rents other than car hire which increased by 5.7% and 38.4%, respectively, in 2001 compared to 2000; and insurance costs which increased 17.2% in 2001 compared to 2000 due to an increase of claims of cargo damage and higher premium rates. These increased operating expenses were partially offset by lower fuel expenses, which decreased 12.9% in the year ended December 31, 2001 compared to the year ended December 31, 2000.

Ports and Terminals Operations

        Operating profit for 2001 increased by 10.5% to $37.0 million (including $10.1 million of estimated allocated administrative costs), which resulted in a 36.8% operating margin, from $33.5 million in 2000 (including $7.8 million of estimated allocated administrative costs). We reorganized the division in the latter part of 2001, decreasing costs and expenses and expect productivity to increase as a result of the reorganization, which we expect should increase cash flow from existing operations.

Specialized Maritime Services

        Operating profit increased to $9.0 million in 2001 (including $9.8 million of estimated allocated administrative costs) resulting in an operating margin of 7.6% compared to $7.6 million in 2000 (including

$8.6 million of estimated allocated administrative costs) which resulted in an operating margin of 5.7%. Improved margins are a result of the specialized nature of these services, as well as lower prices of the fuel costs in this division.

Logistics Operations

        Operating profit for our logistics operations division was $6.3 million in 2001 (including $7.8 million of estimated allocated administrative costs) compared to $8.3 million for 2000 (including $7.8 million of estimated allocated administrative costs). This decrease resulted from increased transportation equipment costs (including operating leases and operating costs) and increased depreciation. Our 2001 operating profit was also impacted by our sale of our transportation brokerage and agency services to CP Ships, which accounted for $8 million of gross profit in 2000.

Financial Income and Expenses

        Net financial expense incurred in 2001 was $123.0 million, compared to net financial expense of $159.4 million for 2000. Net financial expense includes a net exchange gain of $2.2 million in 2001 and a net exchange loss of $1.4 million in 2000. The decrease in net financial expense is due in part to the fact that we repaid $143.0 million of debt on October 15, 2000, representing the total outstanding principal of our 8 1/2% notes, which matured on such date. This repayment of debt reduced interest expenses going forward. The decrease was also attributable to a substantial reduction in TFM's debt service which resulted from TFM using the proceeds of its commercial paper program to pay outstanding principal amounts under its senior secured facilities.

Other Income—Net

        Other income—net of $26.8 million for 2001 includes a gross gain of $60.7 million as a result of the sale of a redundant track of line sold to the Mexican government. This gain was offset in part by a write-off by TFM of certain material and equipment as a result of the improvement of rail track in the Lázaro Cárdenas to Celaya Line. Other income-net for 2000 of $3.7 million included a gain from the sale of a portion of our interest in our port operations to SSA, and from an investment by EMD, a subsidiary of General Motors, in TMM Multimodal.

Taxes

        Deferred taxes totaled $7.1 million for 2001 and $23.0 million for 2000. TFM realized a deferred income tax expense in the year ended December 31, 2001 due to the profit recorded from the sale of the redundant La Griega-Mariscala line which was considered taxable income. The income tax benefit in the year ended December 31, 2000 resulted from several specific provisions of Mexican Income Tax Law which permit TFM to amortize the costs of acquiring the concession rights and related assets over a six-year period for income tax purposes and to restate the costs of these assets on an annual basis to reflect the Mexican inflation rate.

Minority Interest

        Income allocated to minority interest increased to $91.1 million in 2001 compared to $57.6 million in 2000. This increase was driven mainly by the increase in the net income of Grupo TFM from $42.7 million in 2000 to $84.9 million in 2001.

Discontinued Operations

        For the fiscal year ended December 31, 2000, discontinued operations represented a $5.5 million loss, but had no effect on our 2001 results.

Net Income

        Net income increased to $8.9 million in 2001 from $1.7 million in 2000.

B. Liquidity and Capital Resources

        Our business is capital intensive and requires ongoing expenditures for, among other things, improvements to ports and terminals, structures and technology, capital expenditures, leases and repair of equipment, and maintenance of our rail system and vessels. Our principal sources of liquidity consist of cash flows from operations, existing cash balances, sales of assets and debt financing.

        We are primarily a holding company and conduct the majority of our operations, and hold a substantial portion of our operating assets, through numerous direct and indirect subsidiaries. As a result, we rely on income from dividends and fees related to administrative services provided from our operating subsidiaries for our operating income, including the funds necessary to service our indebtedness. The indentures governing TFM's notes restrict TFM's ability to pay dividends under certain circumstances limit the dividends payable to an accrued maximum aggregate amount or "basket" based on Grupo TFM's accumulated consolidated net income after a specified date. In May 2002, TFM completed a consent solicitation of holders of its notes as a result of which the indentures were amended to, among other things, further restrict TFM's ability to pay dividends. The amendments eliminated the amount accrued in the dividends basket (approximately $97.5 million at March 31, 2002) with retroactive effect to April 2, 2002, as of which date the basket will again begin to accumulate. In addition, the financial ratio required for TFM to be allowed (in the absence of a relevant exception) to incur indebtedness or pay dividends under the indentures was increased to 3.0 to 1.0 until October 31, 2003, after which such ratio will decrease to 2.5 to 1.0.

        At December 31, 2002, we had $224.9 million of short term debt with face value of $227.3 million and $176.9 million of the 2003 Notes. The 2003 Notes matured on May 15, 2003, and we did not make payment of the principal amount thereof or accrued interest on the due date. As a result, we are in default under the terms of the 2003 notes, and such default has resulted in a cross-default under our 2006 notes [and under certain other obligations of the Company and our subsidiaries]. In addition, as of May 31, 2003, there was approximately $49.7 million of certificates outstanding that are issued by the trust established under the Receivables Securitization Facility. The certificates, which we are required to repurchase on June 30, 2003, are also in default. See Item 3 "Risk Factors—Factors Relating to Grupo TMM—We have granted a call option under our receivables securitization program, which may result in our loss of control of Grupo TFM or TFM." Furthermore, we also owe approximately $6.5 million to our affiliate, Promotora Servia, which is due on June 30, 2003.

        We have entered into agreements to sell our interests in Grupo TFM, which owns TFM and through which our railroad operations are conducted, and our interest in our ports and terminals division (excluding our interest in ports at Acapulco and Tuxpan).

        On April 21, 2003, we entered into an Acquisition Agreement with KCS for the TFM Sale. Under the agreement, KCS will acquire our interest in Grupo TFM for $200 million in cash and 18,000,000 shares of Common Stock of KCS. KCS has the right to elect to pay up to $80 million of the cash portion of the purchase price by delivering shares of KCS common stock valued for that purpose at $12.50 per share. On June 11, 2003, the closing price for shares of KCS common stock on the New York Stock Exchange was $12.61. In addition, we will have the right to receive an additional amount of up to $180 million in cash in the event that the pending VAT Claim (described herein) against the Mexican government by TFM is successfully resolved. Upon completion of the TFM Sale, KCS will assume the company's obligations to make any payment upon the exercise by the Mexican government of its "put" rights for the 20% interest it holds in TFM and will indemnify the company against any obligation or liability relating to the exercise by the Mexican government of the put rights. Completion of the transaction is subject to approval by the stockholders of KCS and to the receipt of certain governmental approvals in the United States and Mexico. We currently expect that the sale will be completed in the third quarter of 2003. There is no assurance that the process required to obtain the necessary regulatory approvals will not delay the closing of the TFM Sale or that the TFM Sale will occur. See Item 4 "Information on the Company," Section B "Business Overview—Recent Developments—The Asset Sales."

        In addition, on May 13, 2003, we sold our interest in the Ports and Terminals division to an affiliate of SSA, our former joint venture partner, for approximately $114 million. See Item 4 "Information on the Company," Section B "Business Overview—Recent Developments—The Asset Sales."

        We do not currently have sufficient liquidity to repay the obligations described above. There can be no assurance that the TFM Sale will be completed and if it is not completed, we may not be able to arrange an alternative disposition of these assets. In addition, if the TFM Sale is completed, we will still need to take additional steps to meet these obligations. There is no assurance that we will be successful in completing the TFM Sale or taking such additional steps. See Item 3D "Risk Factors—Risks Related to our Liquidity Position—We were unable to successfully complete our exchange offers and are currently in default under the terms of our 2003 notes and 2006 notes. We also have a significant amount of short term debt and other obligations. We will not have sufficient liquidity to repay these obligations unless they are extended or refinanced and we complete the sale of our interest in TFM."

Our Cash Flows From Operating Activities

        We generated positive cash flows from operating activities in 2000, 2001 and 2002. Net cash provided by operating activities amounted to $97.7 million in 2002 compared to $100.1 million in 2001. This change was mainly attributable to changes in minority interest and gains on the sale of fixed assets.

        Net cash provided by operating activities amounted to $187.8 million for 2000. The increase in 2000 resulted mainly from changes in working capital, which resulted from increased collections of account receivables. Deferred income taxes and minority interest increased mainly as a result of the sale of shares of a subsidiary in October 2000. Cash flows from operating activities amounted to $100.1 million for 2001, decreasing mainly due to changes in working capital, which resulted from an increase in account receivables as a result of late payments from our customers and a long-term account receivable for the sale of the Griega-Mariscala track to the Mexican government.

        The following table summarizes cash flows from operating activities for the periods indicated.

	Years Ended December 31,
	2002	2001		2000
	(in thousands of dollars)
Net income from continuing operations	$(42,609)	$8,925		$7,265
Depreciation and amortization	111,780	107,468		102,425
Amortization of discount on senior secured debentures and commercial paper	29,832	49,531		45,665
Amortization of deferred financing cost	5,140	3,498		14,307
Benefit for deferred income taxes	19,801	(7,150)		(23,048)
Provision for doubtful accounts, pension and others	6,025	3,016		26,098
Minority interest	(3,455)	91,139		57,643
Gain on sale of fixed assets—net	4,075	(53,816	)(1)	(25,483)
Total changes in operating assets and liabilities	(32,883)	(102,545)		(17,072)

Net cash provided by operating activities	$97,706	$100,066		$187,800

(1)
This unrecognized gain is related to the long-term account receivable for the sale of the Griega-Mariscala track to the Mexican government.

Our Cash Flows From Investing Activities

        In 2002, net cash used in investing activities was $302.9 million and was mainly attributable to the acquisition of an additional 24.6% equity interest in Grupo TFM from the Mexican government for approximately $162.6 million, to the expenditure of $37.8 million in the acquisition of shares in subsidiaries and to the expenditure of $107 in machinery and equipment and other assets.

        Net cash used in investing activities in 2001 was $96.0 million and was mainly attributable to the acquisition of property, machinery and equipment.

        In 2001, we made $110.3 million of capital expenditures, comprised of $84.6 million for railroad equipment and construction in process, $14.0 million for specialized maritime equipment and the acquisition of shares of a subsidiary, $6.6 million for port and terminal facilities, and $5.1 million for other assets.

        Net cash provided by investing activities of $55.6 million in 2000 was attributable primarily to aggregate sales of shares in subsidiaries, sales of marketable securities, sales of machinery and equipment, and sales of other assets totaling $188.1 million. This total was partially offset by capital expenditures totaling $105.7 million consisting of railroad equipment, constructions in process for the expansion and rehabilitation of rail tracks, expansions and remodeling of port facilities, purchases of machinery and equipment and other assets, and acquisition of shares of our associated companies. See "—Capital Expenditures and Divestitures" for further details of capital expenditures relating to the years 2002, 2001 and 2000.

Our Cash Flows From Financing Activities

        In 2002, cash provided in financing activities was $180.5 million, which was primarily attributable to proceeds from TFM's 12 1/2% Senior Notes offering as well as proceeds from our senior convertible notes.

        In 2001, cash used in financing activities was $10.4 million, which was primarily attributable to payments and proceeds, net of commercial paper of $25.2 million, which was partially offset by cash received from the sale of account receivables.

        In 2000, cash used in financing activities amounted to $250.7 million, including $143.0 million for the payment for our 8 1/2% Notes in October 2000, $75.8 million in payments under revolving credit facilities and $20.0 million in payments related to the sale of accounts receivable. These amounts were partially offset by cash received from the sale of accounts receivables and borrowings under our commercial paper facility.

Capital Expenditures and Divestitures

        The following tables set forth our principal capital expenditures and divestitures during the last three years.

Our Principal Capital Expenditures for the Last Three Financial Years
(Millions of Dollars)

	Years Ended December 31,
	2002(a)	2001(b)	2000(c)
Capital Expenditures by Business Unit
Railroad	$283.2	$84.6	$87.2
Ports and Terminals	8.8	6.6	14.2
Specialized Maritime	2.7	14.0	0.1
Logistics	11.2	3.6	1.9
Corporate	1.3	1.5	2.3

Total	$307.2	$110.3	$105.7

(a)
In 2002 capital expenditures include: (i) Railroad: $162.6 million in the acquisition of shares from the Mexican government, $31.4 million in the acquisition of shares in subsidiaries, $19.4 million in machinery and equipment, and $69.8 million in construction in process; (ii) Ports and Terminals: $2.8 million in other fixed assets, $1.8 million in the acquisition of shares in subsidiaries and $4.2 million in construction in process; (iii) Specialized Maritime: $2.7 million in construction in process; (iv) Logistics: $6.7 million in construction in process, $4.5 million in acquisition of shares of subsidiaries, and (v) Corporate: $1.3 million in other fixed assets.

(b)
In 2001 capital expenditures include: (i) Railroad: $24.5 million in railroad equipment, $47.2 million in construction in process for the expansion and rehabilitation of rail tracks and $12.9 million in other fixed assets; (ii) Ports and Terminals: $4.5 million in construction in process for the expansion and maintenance of port and terminal facilities and $2.1 million in other fixed assets; (iii) Specialized maritime: $8.6 million in the acquisition and improvement of vessels, $4.4 million in the acquisition of shares of a subsidiary and $1.0 million in other fixed assets; (iv) Logistics: $3.6 million mainly in construction in process and other assets; and (v) Corporate: $1.5 million in strategic corporate projects and other shared fixed assets.

(c)
In 2000 capital expenditures include: (i) Railroad: $12.9 million in railroad equipment, $54.3 million in construction in process for the expansion and rehabilitation of rail tracks and $20.0 million in the acquisition of shares of our subsidiary; (ii) Ports and terminals: $11.3 million in construction in process for the expansion and maintenance of port and terminal facilities, $0.7 million in other fixed assets and $2.2 million in the acquisition of shares; (iii) Specialized Maritime: $0.1 million in improvements of maritime equipment and other fixed assets; (iv) Logistics: $1.9 million in the acquisition of fixed assets and improvements and expansion of facilities; and (v) Corporate: $2.3 million primarily in shared fixed assets.

Our Principal Capital Divestitures for the Last Three Financial Years
(Millions of Dollars)

	Years Ended December 31,
	2002(a)	2001(b)	2000(c)
Capital Divestitures:
Railroad equipment	$0.6	$1.9	$6.7
Sale of shares in subsidiary	—	2.5	126.7
Other assets	3.7	10.0	23.1

Total	$4.3	$14.4	$156.5

(a)
In 2002 capital divestitures include: (i) $0.6 million in railroad equipment; (ii) $2.4 million in the sale of vessels, and (iii) $1.3 million in the sale of other fixed assets.

(b)
In 2001 capital divestitures include: (i) $1.9 million in obsolete railroad equipment, this figure does not reflect the sale of LaGriega-Mariscala track to the Mexican government, (ii) $2.5 million in the sale of shares in one subsidiary of the specialized maritime division and (iii) $7.3 million in the sale of vessels and $2.7 million in the sale of other fixed assets.

(c)
In 2000 capital divestitures include: (i) $6.7 million in railroad equipment, (ii) $65 million in the sale of Americana ShipsLimited, $41.7 million in the sale of shares of the Ports and Terminals division to SSA and $20.0 million in the sale of shares equivalent to 3.36% of the capital stock of TMM Multimodal to EMD Holdings (a subsidiary of General Motors) and (iii) $20.0 million in the sale of the Company's corporate building and $3.1 million in the sale of other fixed assets.

Contractual Obligations

        The following table outlines our obligations for payments under our capital leases, debt obligations, operating leases and other financing arrangements for the periods indicated as of December 31, 2002.

Indebtedness(1)	(dollars in thousands, unless noted otherwise)
	2003	2004	2005	Thereafter	Total
TFM's senior notes due 2012	$23,659	$23,659	$23,659	$310,126	$381,104
TFM's senior discount debentures due 2009	54,796	54,796	54,796	645,243	809,632
TFM's senior notes due 2007	16,167	16,167	16,167	174,251	222,752
Our senior notes due 2006	20,500	20,500	20,500	220,500	282,000
Our senior notes due 2003	185,277	—	—	—	185,277
Our senior convertible notes(2)	14,874	—	—	—	14,874
TFM's U.S. commercial paper	4,332	125,069	129,401
TFM's Term Loan	23,553	40,337	38,835	37,320	140,046
Our Euro-commercial paper program	14,900	—	—	—	14,900
Our other short-term debt	2,109	—	—	—	2,109
Our other long-term debt	1,238	1,429	1,131	—	3,798
Our capital leases	120	120	120	38	398
TFM's Capital Leases	298	298	298	1,248	2,142

Total Indebtedness					$2,188,433

Operating Leases(3)	2003	2004	2005	Thereafter	Total
Vessel, Transportation Equipment and Other Operating Leases	$21,866	$17,164	$14,891	$42,977	$96,897
TFM locomotives	28,720	28,720	28,720	379,291	465,451
TFM railcars	32,830	18,064	12,504	70,239	133,637
Total Operating Leases					$695,985
Other	2003	2004	2005	Thereafter	Total
TMM Receivables Securitization Program(4)	$49,417	$13,388	$12,941	$19,774	$95,520
Payments to Promotora Servia(5)	26,900	—	—	—	26,900

20% put option	1.5(6)
Total Other					$122,420

(1)
These amounts include principal and interest payments.

(2)
These amounts can be paid in shares.

(3)
These amounts include the minimum lease payments.

(4)
These amounts include the principal and interest payments under the facility.

(5)
These amounts represent payments due to Promotora Servia under the Termination and Tax Benefits Agreements described below.

(6)
Billions of UDIs.

Indebtedness

        The following is a discussion of the terms of the contractual obligations outlined above.

12 1/2% Senior Notes due 2012

        TFM issued senior notes in June 2002. The senior notes are denominated in dollars, bear interest semiannually at a fixed rate of 12 1/2% and mature on June 15, 2012. The senior notes are redeemable at TFM's option on or after June 15, 2007 and, subject to certain limitations, at any time in the event of certain changes in Mexican tax law.

        The senior notes are unsecured, unsubordinated obligations of TFM, rank pari passu in right of payment with all existing and future unsecured, unsubordinated obligations of TFM, and are senior in right of payment to all future subordinated indebtedness of TFM. The senior notes are redeemable, at TFM's option, in whole or in part, on or after June 15, 2007 and prior to maturity, at the following redemption prices (expressed in percentages of principal amount at maturity), plus accrued and unpaid interest, if any:

Year	Redemption price
2007	106.250%
2008	104.167%
2009	102.085%
2010 and thereafter	100.000%

11 3/4% Senior Discount Debentures due 2009

        TFM's debentures denominated in U.S. Dollars were issued in June 1997 at a substantial discount from their principal amount of $443.5 million. No interest accrued on these debentures prior to June 15, 2002. The debentures will mature on June 15, 2009. The discounted offering price of the debentures represents a fixed yield to maturity of 11 3/4%, computed on the basis of semiannual compounding and maturing on June 15, 2002. Interest on the debentures is payable semiannually at a fixed rate of 11 3/4%, commencing on December 15, 2002. The debentures are redeemable, at TFM's option, in whole or in part, on or after June 15, 2002 and prior to maturity, at the following redemption prices (expressed in percentages of principal amount at maturity), plus accrued and unpaid interest, if any:

Year	Redemption price
2002	105.8750%
2003	102.9375%
2004 and thereafter	100.0000%

        The debentures are also redeemable at TFM's option, subject to certain limitations, in the event of certain changes in Mexican tax law. The debentures are unsecured, unsubordinated obligations of TFM, rank pari passu in right of payment with all existing and future unsecured, unsubordinated obligations of TFM and are senior in right of payment to all future subordinated indebtedness of TFM. The debentures are unconditionally guaranteed on an unsecured, unsubordinated basis by Grupo TFM.

10 1/4% Senior Notes due 2007

        TFM issued these senior notes in June 1997. The senior notes are denominated in dollars, bear interest semiannually at a fixed rate of 10 1/4% and mature on June 15, 2007. The senior notes are also redeemable at TFM's option, subject to certain limitations, in the event of certain changes in Mexican tax law.

        The senior notes are unsecured, unsubordinated obligations of TFM, rank pari passu in right of payment with all existing and future unsecured, unsubordinated obligations of TFM, and are senior in right of payment to all future subordinated indebtedness of TFM. The senior notes are unconditionally guaranteed on an unsecured, unsubordinated basis by Grupo TFM.

10 1/4% Senior Notes due 2006

        We issued the 2006 notes ("2006 notes") on November 15, 1996 in an aggregate principal amount of $200 million, all of which was outstanding as of May 31, 2003. The 2006 Notes accrue interest at a rate of 10 1/4% per annum. We are required to make interest payments on the 2006 notes on each May 15 and November 15 until maturity. The 2006 notes mature on November 15, 2006 and are unsecured, unsubordinated obligations, rank pari passu in right of payment with all of our existing and future unsecured, unsubordinated obligations, and are senior in right of payment to all of our future subordinated indebtedness.

        The indenture governing the 2006 notes contains certain covenants that impose certain limitations and restrictions on our ability to incur additional indebtedness, pay dividends or make other distributions, make certain loans and investments, apply the proceeds of asset sales (and use the proceeds thereof), create liens, enter into certain transactions with affiliates, merge, consolidate or transfer substantially all of our assets and make investments in unrestricted subsidiaries. The events of default under the indentures include various events of default customary for similar issues of notes, including the failure to pay principal and interest when due, cross defaults on other indebtedness in excess of $10.0 million and certain events of bankruptcy, insolvency and reorganization. Upon consummation of the exchange offers and consent solicitations, virtually all of the restrictive covenants and defaults described above will be eliminated.

        As a result of our failure to pay the principal amount due on our 9 1/2% senior notes due 2003 ("2003 notes") at the maturity date on May 15, 2003, we defaulted on the 2003 notes, which default caused a cross-default under the indenture governing the 2006 notes. We also failed to make our interest payment on the 2006 notes that was due on May 15, 2003. See Item 3D "Risk Factors—Risks Relating to Our Liquidity Position—We were unable to successfully complete our exchange offers and are currently in default under the terms of our 2003 notes and 2006 notes. We also have a significant amount of short term debt and other obligations. We will not have sufficient liquidity to repay these obligations unless they are extended or refinanced and we complete the sale of our interests in TFM."

9 1/2% Senior Notes due 2003

        We issued the 2003 notes on May 15, 1993 in an aggregate principal amount of $200 million, of which approximately $176.9 million was outstanding as of May 31, 2003. The 2003 notes accrue interest at a rate of 9 1/2% per annum. We are required to make interest payments on the 2003 notes on each May 15 and November 15 until maturity. The 2003 notes matured on May 15, 2003, and we have not repaid the principal amount to date. As a result of the failure to repay the 2003 notes at maturity, a default occurred under the terms of the 2003 notes, which also resulted in a cross-default under the 2006 notes. If we are unable to refinance or repay the 2003 notes or our 2006 notes, or fail to meet our other obligations (such as our obligation to repurchase the receivables under the receivables securitization facility), holders of the 2003 notes, 2006 notes and some of our creditors, as the case may be, could take legal action against us, including instituting a reorganization proceeding in Mexico. See Item 3D "Risk Factors—Risks Relating to Our Liquidity Position—We were unable to successfully complete our exchange offers and are currently in default under the terms of our 20034 notes and 2006 notes. We also have a significant amount of short term debt and other obligations. We will not have sufficient liquidity to repay these obligations unless they are extended or refinanced and we complete the sale of our interests in TFM."

Senior Convertible Notes

        On May 2, 2003, we repaid all of our outstanding senior convertible notes. An aggregate amount of 1,311,299 note-linked securities relating to the senior convertible notes remain outstanding until May 29, 2005, unless redeemed by us prior to such date.

New TFM Bank Facilities

        On September 17, 2002, TFM entered into two new bank facilities provided by a consortium of banks for an aggregate amount of $250 million in order to refinance its commercial paper program. One of the facilities consists of a two-year commercial paper facility in the amount of $122 million, which is supported by a letter of credit issued under the bank facility. The new commercial paper facility allows TFM to draw-down advances from time to time, subject to certain terms and conditions. The obligations of the commercial paper facility rank at least pari passu with the other senior unsecured indebtedness of TFM. The commercial paper facility contains customary covenant restrictions, including the maintenance of certain coverage tests, restrictions on certain payments, limitations on dividends, limitations on affiliate transactions and restrictions on asset sales. The other new bank facility is a four-year term loan in the amount of $128 million. The term loan is payable in semi-annual installments beginning in September 2003 and ending in September 2006. The obligations of the term loan facility rank at least pari passu with the other senior unsecured indebtedness of TFM. The term loan facility contains customary covenant restrictions, including the maintenance of certain coverage tests, restrictions on certain payments, limitations on dividends, limitations on affiliate transactions and restrictions on asset sales. TFM used approximately $60 million of the proceeds of the new bank facilities to retire its commercial paper program. There is currently $122 million outstanding under the commercial paper facility and $125 million outstanding under the term loan facility.

Euro-Commercial Paper Program

        In April 1999, TMM established a Euro-Commercial Paper Program in the amount of $150.0 million under which notes may be issued with maturities of up to 360 days. As of December 31, 2002, an aggregate principal amount of $14.9 million was outstanding. We used the proceeds from the first tranche of our Convertible Notes to pay down a portion of our outstanding Euro-Commercial Paper. We used a portion of the proceeds from the December 23, 2002, expansion of our receivables securitization facility to repay our outstanding Euro-Commercial Paper.

        There can be no assurance that we will be able to continue to issue notes in the future or that we will have sufficient funds to redeem any such notes if required to do so.

Other Short-Term Debt

        As of December 31, 2002, we had an aggregate principal amount of $2.0 million outstanding under a loan from Banco Mifel, S.A. Also outstanding was $1.2 million from the short-term portion of our long-term debt with Banco Invex, which is described below.

Other Long-Term Debt

        As of December 31, 2002, our other long-term debt payments are comprised of principal and interest payments on existing bank debt with Banco Invex in the principal amount of $2.6 million, which matures in December of 2005.

Capital Leases

        The amount outstanding under our capital lease represents payment obligations under a capital lease agreement which matures in May 2005 for the financing of a container-handling crane. The agreement contains standard provisions for this type of transaction under which, among other things, we have the option to purchase the financed assets at the end of the lease term at a previously determined price.

        TFM has payment obligations under capital lease agreements for the financing of two real estate properties for a period of 10 years. TFM's capital lease agreements contain standard provisions for this type of transaction including an option to purchase the financed assets at the end of the term of the respective agreement at a specified price.

Operating Leases

Vessel, Transportation Equipment and Other Operating Leases

        We lease vessels, transportation and container handling equipment, our corporate office building and other assets under agreements, which are classified as operating leases. The terms of these lease agreements fluctuates between 1 and 15 years and contain standard provisions for these types of operating agreements.

Locomotive Operating Leases

        In May 1998 and September 1999, TFM entered into two locomotive operating lease agreements, which allow TFM to maintain a more efficient fleet of locomotives. Each operating lease covers 75 locomotives, which expire at various times over the next 18 and 19 years, respectively. The lease agreements contain standard provisions for this type of transaction, including the option to either purchase the assets or return the assets to the lessor at the end of the lease term.

Railcar Operating Leases

        TFM leases certain railcars under standard agreements which are classified as operating leases. The length of the term of these agreements range on average from 3 to 15 years.

Other Arrangements

Receivables Securitization Facility

        On October 28, 2002, we and certain subsidiaries entered into amended and restated agreements relating to the receivables securitization program which began in December 2001 (the "Securitization Program"). The agreements modified and restated certain provisions of the Securitization Program and expanded the outstanding amount of the Securitization Program by a net amount of $30 million. On December 23, 2002, we received an additional $35.0 million from an expansion of the program. The proceeds were primarily used by the Company to repay outstanding Euro Commercial Paper. Under the Securitization Program, we and certain of our subsidiaries sold receivables (including certain future receivables) to a trust which, in turn, issued two series of certificates to investors. From the original sale of receivables and the issuance by the trust of $25 million face amount of certificates (the "Series 2001 Certificates") in December 2001, we and our subsidiaries received approximately $23.2 million, net of fees and expenses. From the sale of additional receivables and the issuance by the trust of an additional $35 million face amount of certificates (the "Series 2002 Certificates" and, together with the Series 2001 Certificates, the "Certificates") in October 2002, we and our subsidiaries received an additional approximately $32.9 million, net of fees and expenses of which $5.0 million were applied to reduce the then outstanding amount of Series 2001 Certificates. On December 23, 2002, we received an additional $33.4 million, net of fees and expenses, of Series 2002 Certificates from an expansion of the program. After giving effect to the issuance of the Series 2002 Certificates and the reduction in the outstanding Series 2001 Certificates, approximately $86.7 million of certificates were outstanding at December 31, 2002. Following payment of a portion of the facility with the proceeds from the Port Sale, the amount outstanding under our receivables securitization program was $49.7 million on May 31, 2003, which is payable on June 30, 2003. The obligations represented by the certificates are currently in default as a result of the default under the 2003 notes. To date, however, neither the trustee nor the holders of certificates has provided notice of an event of default rapid amortization event, although they may do so at any time. For accounting purposes, the Securitization Program represents the total dollar amount for future services pending to be rendered to customers under the receivables securitization program and is reflected as such in our financial statements.

        Pursuant to the agreements relating to the Securitization Program, (i) if collections of the receivables held by the trust do not provide funds sufficient to make the required quarterly payments on the Certificates and to maintain required levels of reserve accounts established as part of the Securitization Program, we and our subsidiaries participating in the program are required to pay to the trust an amount sufficient to cover any shortfall in the collections from such receivables and (ii) upon the happening of certain events, including the failure of the Company and its subsidiaries to comply with certain covenants or to take certain actions by specified dates or the failure of the trust to pay the interest or principal on the Certificates or to pay the Certificates at maturity, we are required to repurchase from the trust all of the receivables then held by the trust for an amount equal to the remaining outstanding principal of and accrued interest on the Certificates, together with certain expenses and fees of the trustee. Upon the repayment in full of the Certificates, we can direct the trust to pay the Company and its subsidiaries any receivable amounts collected by it.

        Under the Securitization Program, TMM Multimodal has granted to the trust an option to acquire shares of Grupo TFM owned by it. The previously described option become exercisable upon the occurrence of certain events, including the nonpayment events described above and the failure of the Company to comply with certain financial and other covenants, and for a number of shares necessary to provide the trust with sufficient funds to pay the Certificates in full. Exercise of either option is subject to certain transfer restrictions contained in the bylaws of Grupo TFM.

        Our ability to satisfy our obligations under this facility in the future will depend upon our operating performance, including our ability to maintain our existing customer base and increase revenues.

Payments to Promotora Servia

        Under the terms of a Termination Agreement, we and Promotora Servia, an affiliate that is owned by members of the Serrano Segovia family, agreed to terminate a management services agreement pursuant to which Promotora Servia or its predecessor company provided certain management services to us, effective upon payment of $17.5 million to Promotora Servia. The payment was required to be made on April 30, 2003 but we amended it and extended the payment deadline for a portion of the amount owned. On April 30, 2003, we paid $20.4 million (representing the amount owed under the Tax Benefits Agreement and the portion of the amount owed under the Termination Agreement that was not extended) to Promotora Servia in connection with this amendment. The remaining unpaid balance owed to Promotora Servia is approximately $6.5 million and is payable on June 30, 2003. See Item 7B—"Related Party Transactions."

The GM Put Option

        In October 2000, EMD, a subsidiary of General Motors, invested $20.0 million in our subsidiary TMM Multimodal (representing a 3.36% interest in TMM Multimodal). EMD's investment as a strategic partner is part of our overall strategy designed to encourage the participation of strategic investors in our portfolio. Under the terms of the Subscription and Stockholder Agreement relating to its investment in TMM Multimodal, EMD has the right to cause Grupo TMM to purchase, or, alternatively, to cause TMM Multimodal to redeem, all, but not less than all, of EMD's shares in TMM Multimodal (the "GM Put Option"). The GM Put Option is exercisable by EMD at any time during the period beginning June 30, 2003 and ending June 30, 2007, or earlier upon the occurrence of certain events. The price to be paid upon exercise of the GM Put Option is $20 million, plus interest compounded annually from June 30, 2000 at the rate of 12% per annum, less certain distributions received by EMD in respect of its shares of TMM Multimodal. EMD also has the right, under certain circumstances, to exchange its shares of TMM Multimodal for shares in either Grupo TMM or Grupo TFM. In addition, Grupo TMM and TMM

Multimodal have the right to acquire or redeem all, but not less than all, of EMD's shares in TMM Multimodal for a price of $20 million, plus interest compounded annually from June 30, 2000 at rates beginning at 15% per annum for periods up to June 30, 2003 and increasing periodically to 20% per annum for periods after June 30, 2010, less certain distributions received by EMD in respect of its shares of TMM Multimodal.

The Mexican Government's Put Option

        The Mexican government has the right to sell its 20.0% equity interest in TFM by October 31, 2003 in a public offering, subject to the approval of Grupo TMM and KCS. If a public offering of TFM shares does not occur by that date and the Mexican government exercises its put option, Grupo TFM will have the obligation to purchase the Mexican government's interest in TFM at the original peso purchase price per share paid by Grupo TFM for its 80.0% equity interest in TFM, indexed to Mexican inflation. If Grupo TFM does not purchase the Mexican government's TFM shares, the Mexican government may require Grupo TMM and KCS, or either Grupo TMM or KCS alone, to purchase the TFM shares at such price and release Grupo TFM from its obligation. There is no assurance that Grupo TFM, Grupo TMM or KCS will have sufficient funds to acquire the Mexican government's interest.

        If the TFM Sale is completed, KCS will assume all of our obligations under the put option and will indemnify us from any losses incurred as a result of the exercise by the Mexican government of the repurchase right.

TFM's Other Contracts not Classified as Indebtedness or Lease Obligations

Locomotives Maintenance Agreements

        TFM entered into locomotive maintenance agreements with various contractors, under which these contractors provide both routine maintenance and major overhauls of TFM's locomotive fleet in accordance with the requirements of the United States Federal Railroad Administration, which enables TFM's locomotives to operate in the United States pursuant to interchanges with major U.S. railroads.

        TFM's locomotive maintenance contracts mature at various times between 2009 and 2020 and contain standard provisions for these types of arrangements.

Track Maintenance and Rehabilitation Agreement

        In May 2000, TFM entered into a track maintenance and rehabilitation agreement which expires in 2012. Under this contract, the contractor provides both routine maintenance and major rehabilitation of TFM's Celaya-Lázaro Cárdenas line. The agreement contains standard provisions for this type of operational agreement.

Sale of Mexrail

        In May 2003, TFM sold a 51.0% interest in Mexrail and its wholly-owned subsidiary, the Texas Mexican Railway Company, to KCS for $32.6 million. The Mexrail stock sold will remain in an independent voting trust pending approval of the transaction by the STB. The Texas Mexican Railway Company operates a 521-mile railway between Laredo and Beaumont, Texas, via Placedo, Victoria, Flatonia, Rosenberg, and Houston, Texas. Mexrail owns the northern, or U.S., portion of the international rail bridge at Laredo. Proceeds from the sale were re-invested by TFM. We have the right, exercisable at any time prior to the approval of the transaction by the STB, to cause TFM to repurchase the shares held by the voting trust. On June 9, 2003, the STB accepted the KCS/Tex Mex application under the STB's rules governing "minor" transactions and requested additional information regarding the competitive implications within the U.S. of the proposed sale of TFM to KCS. Accordingly, KCS and Tex Mex supplemented their application to the STB on June 23, 2003.

The Grupo TFM Call Option

        In connection with the original formation of Grupo TFM, the Mexican government purchased a 24.63% non-voting interest in Grupo TFM for $198.8 million. The Mexican government also granted the original shareholders of Grupo TFM an option (the "call option") to purchase the government's equity interest in Grupo TFM. TFM has been appointed as the purchaser and, on July 29, 2002, purchased all of the call option shares for an aggregate purchase price of $256.1 million. The purchase price for the call option shares was financed through (1) a portion of the proceeds of the issuance of $180 million of debt securities by TFM and (2) $85.2 million (based on the applicable exchange rate as of March 31, 2002) payable to TFM by the Mexican government as a result of TFM's recent transfer of a redundant portion of its track to the government, together with cash from TFM's operations. As a result of the acquisition of the call option shares, TFM expects to achieve financial benefits and will reduce the Mexican government's ownership and involvement in its business.

Risks Associated With Our Ability to Service or Refinance Our Debt

        Our ability to satisfy our obligations under our debt in the future will depend upon our future performance, including our ability to increase revenues significantly and control expenses. Our future operating performance depends upon prevailing economic, financial, business and competitive conditions and other factors, many of which are beyond our control.

        If our cash flow from operations is insufficient to satisfy our obligations, we may take specific actions, including delaying or reducing capital expenditures, attempting to refinance our debt at or prior to its maturity or, in the absence of such refinancing, attempting to sell assets quickly in order to make up for any shortfall in payments under circumstances that might not be favorable to getting the best price for the assets, or seeking additional equity capital. Our ability to refinance our debt and take other actions will depend on, among other things, our financial condition at the time, the restrictions in the instruments governing our debt and other factors, including market conditions, the macroeconomic environment, and the level of such variables as the peso-dollar exchange rate and benchmark money-market rates in pesos and dollars. In particular, $176.9 million of our senior notes matured on May 15, 2003 and we have not repaid the principal amount to date. As a result, we are in default under the terms of the 2003 notes, and such default has resulted in a cross-default under our 2006 notes. See Item 3D "Risk Factors—Risks Relating to Our Liquidity Position—We were unable to successfully complete our exchange offers and are currently in default under the terms of our 2003 notes and 2006 notes. We also have a significant amount of short term debt and other obligations. We will not have sufficient liquidity to repay these obligations unless they are extended or refinanced and we complete the sale of our interests in TFM."

C. Research And Development, Patents And Licenses, Etc.

        Not applicable.

D. Trend Information

        We have a substantial amount of debt and significant debt service obligations. Our substantial indebtedness could interfere with our ability to pay interest and principal on our debt and may have important consequences for our operations and capital expenditure requirements in the future. The ability to satisfy our obligations under our debt in the future will depend upon our future performance, including our ability to increase revenues significantly and control expenses. Future operating performance depends upon prevailing economic, financial, business and competitive conditions and other factors, many of which are beyond our control. Our ability to refinance our debt and take other actions will depend on, among other things, our financial condition at the time, the restrictions in the instruments governing our debt and other factors, including market conditions, the macroeconomic environment and such variables as the Peso-Dollar exchange rate and benchmark money market rates in Pesos and Dollars beyond our control. In particular, $176.9 million of our senior notes matured on May 15, 2003 and we have not repaid the principal amount to date. As a result, we are in default under the terms of the 2003 notes, and such default has resulted in a cross-default under our 2006 notes. See Item 3D "Risk Factors—Risks Relating to Our Liquidity Position—We were unable to successfully complete our exchange offers and are currently in default under the terms of our 2003 notes and 2006 notes. We also have a significant amount of short term debt and other obligations. We will not have sufficient liquidity to repay these obligations unless they are extended or refinanced and we complete the sale of our interests in TFM."

        We have funded, and expect to continue to fund, capital expenditures with funds from operating cash flows and debt financing. We may not be able to generate sufficient cash flows from our operations or obtain sufficient funds from external sources to fund our capital expenditure requirements. Also, additional financing may not be available to us.

        TFM faces significant competition from trucks and other rail carriers as well as limited competition from the shipping industry in our freight operations. In the past, the trucking industry has significantly eroded the railroad's market share of Mexico's total overland freight transportation. In some circumstances, the trucking industry can provide effective rate and service competition because trucking requires substantially smaller capital investments and maintenance expenditures, and allows for more frequent and flexible scheduling. Since a key element of TFM's business strategy is to recapture market share lost to the trucking industry, TFM's inability to successfully convert traffic from truck to rail transport would materially impair TFM's ability to achieve its strategic objectives. See Item 3D—"Risk Factors"

E. Contractual Obligations

        See Item 5B—"Liquidity and Capital Resources"

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors And Senior Management

Board of Directors

        Our Estatutos Sociales or By-laws provide that our board of directors shall consist of at least five and not more than twenty directors and their corresponding alternates. We currently have fourteen directors on our board. Our board of directors is elected annually by majority vote of our shareholders and is responsible for the management of Grupo TMM.

        Our directors and alternate directors, their principal occupations and years of service (rounded to the nearest year) as a director or alternate director are as follows:

Name	Principal Occupation	Years as a Director or Alternate Director	Age
Directors
José F. Serrano Segovia*	Chairman of the Board and Chief Executive Officer of Grupo TMM	31	62
Ramón Serrano Segovia*	Vice-Chairman of Grupo TMM	15	57
José Serrano Cuevas	College Student	5	22
Javier Segovia Serrano*	President of Grupo TMM	15	41
Mario Mohar Ponce*	President, Grupo TFM	6	54
Ignacio Rodriguez Rocha	Attorney	11	66
Lorenzo Cué Sánchez Navarro	Private Investor	12	37
John Newbold*	Private Investor	5	67
John Donnelly*	Managing Director—JP MorganChase (Recently Retired)	4	58
Miguel Alemán Magnani	Private Investor	1	36
Alternate Directors
Jacinto Marina Cortés	Chief Financial Officer, Grupo TMM	11	49
Luis Carlos Calvillo Capri	Corporate Director of Human Resources and Communication of Grupo TMM	9	57
Horacio Reyes Guzmán	Corporate Planning Director of Grupo TMM	4	46
Brad Lee Skinner	Senior Vice President of Grupo TMM	4	55
Juan Ignacio López Fernández	Executive Vice President—Commercial, TFM	4	45
Romualdo Segovia Serrano	Attorney, Haynes and Boone, S.C.	15	41
Antonio Cué Sánchez Navarro	Private Investor	12	33
Luis Federico Moreno Treviño	Attorney, Haynes and Boone, S.C.	2	46
Agustín Portal Ariosa	Attorney, Haynes and Boone, S.C.	2	43
Alejandro Beristain Mercado	Private Investor	1	36

*
Members of the Executive Committee

José F. Serrano Segovia

        Mr. Serrano has served as a director and as our Chairman since 1990. Mr. Serrano is also Chairman of the board of directors of Grupo TFM and also serves as a member of the board of directors of various Mexican companies, including Grupo Financiero Invermexico and the Mexican Businessmen's Council. In the past, Mr. Serrano has served as Chairman of the board of directors of Grupo Anahuac, S.A. de C.V. as well as Hules Mexicanos, S.A. de C.V., a leading Mexican petrochemical company.

Ramón Serrano Segovia

        Mr. Serrano has served as Vice Chairman of the board of directors of Grupo TMM since 1987. In the past, Mr. Serrano has served as a Vice President of Cementos Anahuac, S.A. and Hules Mexicanos, S.A. de C.V.

José Serrano Cuevas

        Mr. Serrano Cuevas is the son of our Chairman and is currently a college student.

Javier Segovia Serrano

        Mr. Segovia has served as Chief Executive Officer (Director General) and President of Grupo TMM since 1999 and has served in various executive positions with companies owned by Promotora Servia since 1987. He served as President of Grupo Servia, Chief Financial Officer of Hules Mexicanos, S.A. de C.V. and as Chief Executive Officer of Electropura.

Mario Mohar Ponce

        Mr. Mohar joined TFM in November 1996. Mr. Mohar has eight years of experience in the Mexican transportation industry in a variety of positions. Mr. Mohar founded Kingsley de México and was its Chief Executive Officer from March 1994 until joining us. From November 1990 to February 1994, Mr. Mohar served as Chief Operating Officer of Grupo TMM. Prior to joining Grupo TMM, Mr. Mohar was Chief Executive Officer of Hules Mexicanos, S.A. de C.V., a leading Mexican petrochemical company. Mr. Mohar is also the President and Chief Executive Officer of the Tex-Mex Railway.

Ignacio Rodriguez Rocha

        Mr. Rodriguez Rocha has been an attorney in private practice since 1960. He is a member of the Boards of Automotriz México, S.A. de C.V., Chevy San Carlos, S.A. de C.V. Cominsa Factoraje, S.A. de C.V. and Diesel de Toluca, S.A. de C.V.

Lorenzo Cué Sánchez Navarro

        Mr. Sánchez Navarro is a private investor. He is also a member of the Board of BCB Impulse Ingenieria Inmobiliaria (Mexico).

John Newbold

        Mr. Newbold is a retired executive of Citibank N.A. and is currently a private investor. He holds membership positions on the Boards of Timex Group B.V. (Director), Chartering Solutions, Inc. (Chairman and Director), Merchants Fund, Inc. (Chairman and Director) and Castalia Partners, Ltd. (Director).

John Donnelly

        Mr. Donnelly is a retired Managing Director of JPMorganChase—Mexico. Mr. Donnelly worked for JPMorganChase (previously Manufacturers Hanover, Chemical Bank and Chase Manhattan Bank) in various capacities since 1971. Mr. Donnelly is a member of the Boards of Arrendadora Atlas, Grupo Industrial Durango and Club de Banqueros de Mexico. He is also member of the Board of the American Chamber of Commerce of Mexico.

Miguel Alemán Magnani

        Mr. Magnani is a private investor and was recently named a member of the Board of Directors at the annual meeting on April 29, 2003.

        All alternate directors are employed by TMM with the exception of Antonio Cué Sánchez Navarro who is a private investor, Romualdo Segovia Serrano, Luis Federico Moreno Treviño and Agustín Portal Ariosa who are partners of Haynes and Boone, S.C.

Executive Officers

        Our officers serve at the discretion of our Board of Directors. Our executive officers, their position and years of service with us and as an executive officer are as follows:

Name	Position	Years of Service	Years as Officer Executive
Corporate Directors
José F. Serrano Segovia	Chairman of the Board	29	12
Javier Segovia Serrano	Director General (CEO) and President	15	7
Jacinto Marina Cortés	Chief Financial Officer	12	11
Luis Calvillo Capri	Corporate Director of Human Resources and Communication	9	4
Horacio Reyes Guzmán	Corporate Planning Director	9	4
José Manuel Muñoz Arteaga	Corporate Legal Director	9	4
Brad Lee Skinner	Senior Vice President	8	4
Lydia Velasco Ruiz de Velasco	Corporate Audit Director	7	7
Business Unit Directors
Mario Mohar Ponce	General Director, TFM	15	7
Gerardo Primo Ramírez	General Director, Logistics and Land Transportation	12	12
Javier Segovia Serrano	General Director, Ports and Terminals	15	7
Silverio Di Costanzo Pérez	General Director, Specialized Transportation	19	8

        José Serrano Segovia, who is chairman of the board of directors of TMM, is a brother of Ramón Serrano Segovia, who is a member of the board of directors of TMM. Javier Segovia Serrano, a member of the board of directors and President of TMM, is the nephew of both José Serrano Segovia and Ramón Serrano Segovia. José Serrano Cuevas, who is a member of the Board of Directors, is the son of José Serrano Segovia. Romualdo Segovia Serrano, who is an alternate director is the nephew of both José Serrano Segovia and Ramón Serrano Segovia and is Javier Segovia Serrano's brother.

B. Compensation

        For the year ended December 31, 2002, the aggregate total compensation paid to our 34 directors, alternate directors and executive officers for services in all capacities, including the consideration paid by Grupo TMM to Mr. José Serrano Segovia for his services, was approximately $6.7 million. See Item 7—"Major Shareholders and Related Party Transactions—Related Party Transactions."

Pension, retirement or similar benefits

        All of our Mexican officers and employees are participants in our retirement plan. In general, (1) benefits under the retirement plan are payable when a participant reaches the age of 60 or on the date the participant actually retires; and (2) benefits are payable as an annuity paid monthly during the remaining lifetime of the employee. As of December 31, 2002, we had accrued $12.2 million to provide pension, retirement and other similar benefits. See Note 15 to our Financial Statements.

C. Board Practices

        Our Bylaws provide that our board of directors shall consist of at least five but not more than twenty directors elected at our annual ordinary shareholders' meeting to serve until their successors accept their election at the next annual ordinary shareholders' meeting. The board of directors is responsible for the management of the Company. Mexican law requires that at least 25% of the members of the board be independent directors.

Special Committees and Statutory Auditors

        The stockholders of the Company appointed an audit committee to assist in handling the various functions of the Board. The audit committee members are Mr. John Donnelly and Mr. John Newbold. The audit committee oversees the financial reporting process for which management is responsible, reviews with our auditors the scope and results of our internal audit procedures, reviews the independence of the audit and non-audit services provided by the auditors, considers the range of audit and non-audit fees, reviews and discusses with our independent auditors and management the effectiveness of our system of internal accounting controls and makes inquiries into other matters within the scope of its duties. Permanent invitees to meetings of the Audit Committee include Alberto del Castillo V. Vilchis and Javier Garcia Sabaté. The board does not have a standing Compensation Committee.

        At our 2003 annual ordinary shareholders' meeting, Alberto del Castillo V. Vilchis was elected to be our statutory auditor and Javier García Sabaté was re-elected to serve as our statutory alternate auditor until their successors accept election at the next annual ordinary shareholders' meeting.

D. Employees

        As of December 31, 2002, we employed 5,999 persons, not including 3,725 persons employed in our railroad division. Approximately 63% of our workforce was unionized. As of May 31, 2003, following the sale of the ports and terminals division, we employed 4,062 (excluding employees of the railroad division), approximately 52% of which are unionized. In accordance with customary practice in Mexico, we negotiate union contracts annually with regard to wages and every two years with regard to other matters, including benefits. We have experienced nine strikes since 1958. The longest of these strikes occurred in 1981 and lasted 21 days. We have not experienced a strike since 1987 and believe that relations with our employees are good.

        Commencing in the first quarter of 1999, we effected a corporate reorganization with the goal of reducing administrative costs by creating a more efficient management structure. The reorganization primarily consisted of cost reductions at our corporate headquarters, where the corporate employee headcount was reduced by approximately 50.0%, or 116 employees, through the elimination of redundant positions and the transfer of certain employees to other business areas. This program of corporate overhead reduction continued in 2001 and 2002. During 2001, we reduced our headcount by 40 employees and 50 employees during 2002.

E. Share Ownership

        As of December 31, 2001, Messrs. Javier Segovia Serrano, Mario Mohar Ponce, Brad Lee Skinner and Horacio Reyes Guzmán beneficially owned Series A Shares of Grupo TMM. Each of these individuals owns less than 1% of the outstanding Series A Shares, and other than as set forth below in the table entitled "Major Shareholders," no other directors, alternate directors or executive officers owned any shares of our capital stock. As of December 31, 2002, Messrs. José Serrano Segovia and Ramón Serrano Segovia together with their sister, Ms. Teresa Serrano Segovia, controlled an aggregate of 26,517,918 Series A Shares, representing 46.6% of the outstanding Series A Shares.

        Series A Shares were contributed to the Master Neutral Investment Trust (Fideicomiso Maestro de Inversion Neutra) (the "CPO Trust") established with a 30-year term by Nacional Financiera, S.N.C. (the "CPO Trustee") on November 24, 1989. The CPO Trustee authorized the issuance of non-redeemable ordinary participation certificates (certificacíones de participación ordinarios no amortizables) ("CPOs") that correspond to our Series A Shares. One CPO may be issued for each Series A Share contributed to the CPO Trust. CPOs constitute separate negotiable instruments different and apart from the Series A

Shares, and afford to their holders only economic right with respect to the Series A Shares held in to CPO Trust. Such voting rights are exercisable only by the CPO Trustee, which is required by the terms of the CPO Trust to vote such Series A Shares in the same manner as holders of a majority of the outstanding Series A Shares not held in the CPO Trust and voted at the relevant meeting. Mexican and non-Mexican investors may hold CPOs without restriction of any kind. The acquisition of Series A Shares representing 5% or more of the capital stock of Grupo TMM by any person or group of persons (other than the Serrano Segovia Family and the CPO Trustee), in one or a series of simultaneous or successive transactions requires the prior approval of the board of directors. As of May 31, 2003, the CPO Trustee held CPO's underlying an aggregate of 48,380,116 Series A Shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

        The following table indicates, as of March 31, 2003, unless otherwise indicated, the persons or groups, who or which we know to be the beneficial owners of more than 5% of our outstanding Series A Shares, giving effect to the reclassification of our Series L Shares into Series A Shares on September 13, 2002. See Item 4 "Information on the Company," Section B "Business Overview—Reclassification of Series A and Series L Shares." The beneficial ownership amounts set forth below are calculated in accordance with the guidelines of the Securities and Exchange Commission. Accordingly, each person with shared voting and dispositive power with respect to certain securities may be deemed to own the totality of such securities for purposes hereof.

	Series A Shares
Owner
	Amount	Percent
José F. Serrano Segovia(a)(b)	26,517,918	46.6%
Ramón Serrano Segovia(a)(b)	11,638,879	20.4%
Teresa Serrano Segovia(a)(b)	4,412,914	7.7%
Servicios Directivos Servia, S.A. de C.V.(a)(b)	4,162,914	7.3%
Promotora Servia(a)(b)	4,163,414	7.3%
Lockheed Martin(c)	7,818,515	13.7%

(a)
Based upon information set forth in a Schedule 13D filed on May 28, 2002. The Schedule 13D was filed by the following persons, all of whom disclaim membership in a group: José F. Serrano Segovia, who is deemed to beneficially own 26,517,918 Series A Shares (46.5%), and who has the sole power to vote 22,354,504 of such shares, the sole power to dispose of 10,466,124 of such shares, and who has the shared power to vote and dispose of 4,163,414 of such shares; Ramón Serrano Segovia, who is deemed to beneficially own 11,638,380 Series A Shares (20.4%), and who has the sole power to vote none of such shares, the sole power to dispose of 7,475,466 of such shares and the shared power to vote and dispose of 4,163,414 of such shares; Teresa Serrano Segovia, who beneficially owns and has the sole power to dispose of 4,412,914 Series A Shares (7.8%); Servicios Directivos Servia, which beneficially owns and has the shared power to vote and dispose of 4,162,914 Series A Shares (7.3%); and Promotora Servia, S.A. de C.V., which beneficially owns and has the shared power to vote and dispose of 4,163,414 Series A Shares (7.3%).

(b)
As of March 31, 2003, (i) 15,490,000 of the 22,354,504 Series A Shares beneficially owned by José, Ramón and Teresa Serrano Segovia are represented by ADSs representing CPOs which correspondingly represent financial interests in the same number of Series A Shares and (ii) 3,002,914 of the 4,162,914 Series A Shares beneficially owned by Servicios Directivos Servia, S.A. de C.V. were represented by ADSs. José, Ramón and Teresa Serrano Segovia have jointly pledged 9,153,000 ADSs and 574,150 Series A Shares to Citibank, N.A. to secure a demand loan in the principal amount of $17.1 million. José and Ramón Serrano Segovia have jointly pledged (i) 4,540,000 Series A Shares to JP Morgan Chase Bank to secure loans in the aggregate amount of $18.7 million, (ii) 4,025,354 Series A Shares to Ixc Banco, S.A., Institución de Banca Múltiple, Ixe Grupo Financiero, to secure a loan in the principal amount of $6.7 million, (iii) 1,797,000 ADSs and 2,265,000 Series A Shares to Banco Interacciones S.A., Institución de Banca Múltiple, Grupo Financiero Interacciones, to secure a loan in the aggregate amount of $6.0 million. Servicios Directivos Servia, S.A. de C.V. has pledged (i) 650,000 ADSs and 574,150 Series A Shares to JP Morgan Chase Bank to secure a loans in the aggregate amount of $18.7 million of loans referenced above, (ii) 702,914 ADSs and 425,850 Series A Shares to Citibank, N.A. secure a demand loan in the principal amount of $17.1 million of loans references above, (iii) 250,000 ADSs to Banco Interacciones, S.A., Institución de Banca Múltiple, Grupo Financiero Interacciones to secure the $6.0 million of loans referenced above, (iv) 1,000,000 ADSs to Banca Mifel, S.A., Institución de Banca Múltiple, Grupo Financiero Mifel, to secure loans in the aggregate amount of $5.3 million and (v) 160,000 Series A Shares to Banco Invex S.A., Institución de Banca Múltiple, Invex Grupo Financiero to secure a loan in the aggregate amount of $2.9 million.

(c)
Based upon information contained in such company's Schedule 13F filed as of June 30, 2002.

B. Related Party Transactions

        We have a professional services agreement (the "Management Agreement") with our former controlling shareholder, Grupo Servia, into which we merged in December of 2001, pursuant to which Grupo Servia provided to us administrative, financial, corporate and operational services. As consideration for Grupo Servia's services, we were obligated to pay Grupo Servia, on a monthly basis, 1% of our monthly net consolidated revenues (excluding TFM). Pursuant to the Management Agreement, Grupo Servia was paid $3.59 million for its services in 2000 and $1.94 million for its services through July of 2001.

        We and Promotora Servia agreed to terminate the Management Agreement, pursuant to a termination agreement, as amended (the "Termination Agreement"). In accordance with the terms of the Termination Agreement, we and Promotora Servia agreed to terminate the Management Agreement effective March 6, 2003 and we agreed, in consideration of such termination, to pay a sum of $17.5 million to Promotora Servia on April 30, 2003. On April 30, 2003, we paid $20.4 million (representing the amount owed under the Tax Benefits Agreement and the portion of the amount owed under the Termination Agreement that was not extended) to Promotora Servia. The remaining unpaid balance owed to Promotora Servia is approximately $6.5 million. Promotora Servia is owned by members of the Serrano Segovia family: 57.14% by José F. Serrano Segovia and 42.86% by Ramón Serrano Segovia.

FRS Service Companies, Inc. (a subsidiary of SSA)

        The Board of Directors of TMMPyT approved via a shareholder resolution on December 6, 2001, to enter into lending arrangements with the shareholders and their respective affiliates. At December 31, 2001 and 2002, TMMPyT had lent $16,615,000 and $30,336,000, respectively, to FRS Service Companies, Inc. at an interest rate of 6.35%. This loan establishes quarterly payments starting on March 31, 2004 through September 30, 2009.

BIMMSA

        The account due from BIMMSA (a joint venture company) was derived from maritime services provided to that company. BIMMSA was engaged primarily in installing underwater ducts in the Campeche Sound in the Gulf of Mexico for PEMEX.

Seacor

        Seamex International, Ltd. and Seacor have internal arrangements under which each company may receive or transfer money in accordance with its cash requirements, as well as provide agency services and repair services to each other. As of December 31, 2001, the amount due to Seacor corresponds to a promissory note of $3,200,000, which was paid in April 2002. The accounts receivable at December 31, 2001 and 2002 of $521,000 and $546,000, respectively, corresponds to agency services and repairs provided.

KCS Transportation Company Management Services Agreement

        TFM and KCS Transportation Company entered into a management services agreement pursuant to which KCS Transportation Company agreed to provide certain rail consulting and management services to TFM. Pursuant to this agreement, KCS Transportation Company agreed to make available to TFM executive rail managers familiar with U.S. railroad practices and methods, including its President and Chief Executive Officer, an operations manager, a marketing manager, a plant maintenance manager and a terminal operations manager, to assist in the development of operating and marketing practices and strategies. TFM agreed to reimburse KCS Transportation Company quarterly in arrears for the costs of its agents and employees and out-of-pocket expenses incurred in connection with the provision of such services. The management services agreement was for an initial term of 12 months commencing May 1997 and was renewable for additional one-year periods.

        On April 30, 2002, TFM and KCS, as successor in interest through merger to KCS Transportation Company, entered into an amendment to the management services agreement that provides for automatic renewal of the agreement and compensates KCS for its services under the agreement. The amendment states that KCS is entitled to receive (1) $2,500,000 paid in nine equal monthly installments beginning in April 2002, as compensation for services rendered between January 1, 1999 and December 31, 2000; (2) an additional $2,500,000 in a lump sum payment on or before January 2, 2003 as compensation for services rendered from January 1, 2001 through December 31, 2002; and (3) quarterly service payments, payable in arrears, for the period beginning January 1, 2003 at an annual rate of $1,250,000. The management services agreement is terminable by either party upon 60 days written notice.

C. Interest of Experts and Counsel

        Not applicable.

ITEM 8. FINANCIAL INFORMATION

        See Item 18—"Financial Statements."

Legal Proceedings

        In September 1998, the European Commission imposed administrative fines on us and other oceanliner companies as a result of the European Commission's ruling that the companies had failed to comply with provisions of the Transatlantic Conference Accord Procedures pertaining to competition. The fine imposed on us totaled approximately $6.9 million. We have asked the European Commission to reverse its ruling or reduce the fine, and we anticipate that the fine could be significantly reduced, but we cannot assure you that the European Commission will change its original ruling. We do not believe that the outcome of this ruling will have an adverse effect on us.

        On September 14, 2001, the Ministry of Finance and Public Credit notified us of a tax assessment in the amount of ps. 326.0 million (equivalent to approximately $34.0 million dollars), for certain alleged irregularities detected in a tax audit involving the fiscal years 1995 and 1996. Our management believes that such assessment has no merit and has prepared its legal defense accordingly. We have not provided for this contingency in our Financial Statements.

        TFM and Ferromex have not been able to agree upon the rates each of them is required to pay to the other for interline services and haulage and trackage rights. Therefore, in accordance with TFM's rights under the Mexican railroad services law and regulations, in February 2001, TFM initiated an administrative proceeding requesting a determination of such rates by the Ministry of Transportation.

        In September 2001, Ferromex filed a legal claim against TFM relating to the payments that TFM and Ferromex are required to make to each other for interline services and trackage and haulage rights. TFM believes that this legal claim is without merit, and that the payments for interline services and trackage and haulage rights owed to TFM by Ferromex exceed the amount of payments that Ferromex claims TFM owes to Ferromex for such services and rights. Accordingly, TFM believes that the outcome of this legal claim will not have a material adverse effect on the financial condition of TFM. On September 25, 2002, the third civil court of Mexico City rendered its judgment in favor of TFM. Ferromex has appealed the judgment and TFM cannot predict whether it will ultimately prevail.

        In connection with the Ferromex claim, Ferromex temporarily prevented TFM from using certain short trackage rights which TFM has over a portion of its route running from Celaya to Silao, which is the site of a General Motors plant from where TFM transports finished vehicles to the border crossing at Nuevo Laredo. Ferromex was subsequently ordered by the court to resume giving us access, and in October 2001, TFM filed a counterclaim against Ferromex relating to these actions.

        In March 2002, the Ministry of Transportation issued its ruling in response to TFM's request, establishing a rate to be charged for trackage rights using the criteria set forth in the Mexican railroad services law and regulations. TFM is appealing the ruling and requesting a suspension of the effectiveness of the ruling pending resolution of its appeal. TFM cannot predict whether it will ultimately prevail. TFM believes that even if the rates established in the ruling goes into effect and TFM and Ferromex begin using the long-distance trackage rights over each other's rail line, this will not have a material adverse effect on TFM's results of operations. A separate ruling was issued confirming TFM's right to use the Celaya-Silao stretch of Ferromex track.

        In December 2001, disputes arose between us and KCS resulting from a dividend declaration by Grupo TFM and a lease transaction between TFM and Mexrail involving the international rail bridge and Laredo, Texas. KCS and KCSR initiated legal actions in the State of Delaware and in Mexico.

        Preserving our respective interpretations of the operative agreements in connection with our dispute, we and KCS reached an agreement to resolve the dispute, pursuant to which, among other things, we and KCS sold our 51.0% and 49.0% equity interests in Mexrail to TFM for $32.6 million and $31.4 million, respectively. As a result, Mexrail became a consolidated subsidiary of TFM and a restricted subsidiary under the respective indentures governing TFM's notes. We and KCS also agreed to discontinue the litigation in Delaware and in Mexico, and the dividend declared by Grupo TFM was nullified in Mexico. Accordingly, the dividend paid to us and KCS has been returned to Grupo TFM. The dividend paid to FNM and Nafin has also been returned.

        Financial Structures Limited filed a claim against us in 2000 alleging that we and other entities agreed to enter into a sale leaseback transaction of our headquarters with Financial Structures Limited and demanded performance by us of such transaction. The corresponding civil court issued a final judgment in our favor.

        We are a party to various other legal proceedings and administrative actions, all of which are of an ordinary or routine nature and incidental to our operations. Although it is impossible to predict the outcome of any legal proceeding, in the opinion of our management, such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on our financial condition, results of operations or liquidity. For information regarding our pending tax assessment, see Note 14 to our Financial Statements.

        On May 21, 2003, purported holders of approximately $16.9 million of 2003 notes filed a law suit in New York Supreme Court seeking to receive the principal amount and accrued interest due on the 2003 notes purportedly held by the plaintiffs. We have not yet filed an answer to this lawsuit.

Dividends

        At shareholders' meetings, shareholders have the ability, in their discretion, to approve dividends from time to time. At the ordinary shareholders' meeting held on April 24, 1997, the shareholders of our predecessor, TMM, declared, but have not yet paid, a dividend equivalent to $0.17 per share, subject to not infringing upon restrictions established by our outstanding debt obligations and to our availability of funds. At the shareholders' meeting that declared such dividend, the shareholders delegated to the Board of Directors the authority to determine when the dividend may be paid.

B. Significant Changes

        See Item 4 "Information on the Company," Section B "Business Overview—Certain Recent Developments" and "Business Overview—Other Recent Developments."

ITEM 9. THE OFFER AND LISTING

A. Offer and listing details

Nature of the trading market

        Since the initial issuance of the Series L Shares on August 9, 1991, the Series L Shares on the Bolsa Mexicana de Valores, S.A. de C.V. (the "Mexican Stock Exchange" or the "Bolsa"). In June 1992, L Share ADSs, each representing one Series L Share, were issued by Citibank, N.A. (the "Depositary") as depositary in exchange for Rule 144A ADSs and as part of an initial public offering, and commenced trading on the New York Stock Exchange ("NYSE"). On September 13, 2002, we completed a reclassification of our Series L Shares of stock as Series A Shares. The reclassification combined our two classes of stock into a single class by converting each share of our Series L Shares into one share of our Series A Shares. The reclassification also eliminated the variable portion of our capital stock and we became a fixed capital corporation (sociedad anónima). Following the reclassification, we had 56,963,137 Series A Shares outstanding. As a result of the elimination of the variable portion of our capital stock, our registered name changed from Grupo TMM, S.A. de C.V. to Grupo TMM, S.A.

        The Series A Shares have been traded on the Bolsa since December 1980. In June 1992, CPO ADSs, each representing one CPO, each in turn representing financial interest in one Series A Share, were issued by the Depositary, as depositary, as part of an initial public offering and commenced trading on the NYSE. As of May 31, 2003, of the 56,963,137 outstanding Series A Shares approximately 48,380,116 were held in the form of ADSs.

        The CPOs do not trade independently of the Series A Shares on the Bolsa. In the event that CPOs are sold to a Mexican national, the Series A Shares underlying such CPOs will be delivered directly to the purchaser through S.D. Indeval, S.A. de C.V. ("Indeval"). Indeval is a privately owned central securities depositary that acts as a clearing house, depositary, custodian, settlement, and transfer agent and registration institution for Mexican Stock Exchange transactions, eliminating the need for physical transfer of securities. Because non-Mexican nationals cannot acquire direct interests in the Series A Shares, in the event that the purchaser of such Series A Shares is not a Mexican national, such Series A Shares must be delivered in the form of CPOs through Indeval.

        In May 1993, we issued our 9 1/4% Notes and in November 1996, we issued our 10% Senior Notes. As a result of the consent solicitation, the interest rates on these notes was increased to 9 1/2% and 10 1/4%, respectively. All issues of Notes are traded on the NYSE. See Item 5—"Operating and Financial Review and Prospects—Certain Indebtedness."

        The tables below set forth, for the periods indicated, the reported high and low prices on the Mexican Stock Exchange and on the NYSE for the Series A Shares and Series L Shares and the CPO ADSs and L Share ADSs, respectively. Information of Company's Series L Shares in the Mexican Stock Exchange and in the New York stock exchange is reported until September 12th, as per our share reclassification.

	Mexican Stock Exchange Price per Share (pesos)
	A Shares		L Shares
Previous five years:
	High	Low	High	Low
1998	60.00	25.00	67.00	29.00
1999	66.50	24.00	62.00	22.10
2000	93.00	42.00	103.00	39.00
2001	123.85	47.30	128.38	48.80
(1)2002	106.00	51.60	106.40	56.00

(1)
Series L Shares information through September 12, 2002

	Mexican Stock Exchange Price per Share (pesos)
	A Shares		L Shares
Previous two years (by quarter):
	High	Low	High	Low
2001:
First Quarter	105.00	81.00	116.00	105.00
Second Quarter	123.85	105.00	128.38	124.10
Third Quarter	63.00	47.30	66.00	48.80
Fourth Quarter	94.00	53.32	93.20	53.88
2002:
First Quarter	95.50	75.00	95.00	75.00
Second Quarter	106.00	70.00	106.40	69.94
(1)Third Quarter	72.00	56.00	66.30	56.00
Fourth Quarter	75.00	51.60	NA	NA
2003:
First Quarter	56.90	33.50	NA	NA

(1)
Series L Shares information through September 12, 2002

	Mexican Stock Exchange Price per Share (pesos)
	A Shares
Previous six months:
	High	Low
December 31, 2002	66.00	51.60
January 31, 2003	55.00	52.00
February 28, 2003	48.99	33.50
March 31, 2003	45.00	34.00
April 30, 2003	45.00	31.00
May 30, 2003	35.00	16.61

Source: InfoSel Financiero

	New York Stock Exchange Price per Share (dollars)
	CPO ADS		L Shares ADS
Previous five years:
	High	Low	High	Low
1998	7.25	2.50	8.19	3.00
1999	6.75	2.31	7.31	2.38
2000	10.38	4.19	11.13	4.50
2001	13.60	4.00	13.95	4.61
2002	11.23	4.60	11.50	4.95

(1)
Series L Shares information through September 12, 2002

	New York Stock Exchange Price per Share (dollars)
	CPO ADS		L Shares ADS
Previous two years (by quarter):
	High	Low	High	Low
2001:
First Quarter	11.08	9.25	13.90	10.63
Second Quarter	13.60	10.50	13.95	11.90
Third Quarter	10.90	4.00	11.88	4.61
Fourth Quarter	10.18	5.30	10.45	5.45
2002:
First Quarter	9.75	7.55	11.25	7.60
Second Quarter	11.23	6.50	11.50	6.75
(1)Third Quarter	7.25	4.95	7.23	4.95
Fourth Quarter	7.70	4.60	NA	NA
2003:
First Quarter	5.43	2.83	NA	NA

(1)
Series L Shares information through September 12, 2002

	New York Stock Exchange Price per Share (dollars)
	CPO ADS
Previous six months:
	High	Low
December 31, 2002	6.98	4.60
January 31, 2003	5.43	4.20
February 28, 2003	4.25	2.85
March 31, 2003	4.03	2.83
April 30, 2003	4.34	2.85
May 30, 2003	2.95	1.45

Source NYSE—Price history composite

B. Plan of Distribution

        Not applicable.

C. Markets

        Our Series A Shares trade on the Mexican Stock Exchange and on the NYSE. Our 9 1/2% Notes due 2003 and our 10 1/4% Senior Notes due 2006 are also listed on the NYSE.

D. Selling Shareholders

        Not applicable.

E. Dilution

        Not applicable.

F. Expenses of the Issue

        Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

        Not applicable.

B. Memorandum and Articles of Association

        The following is a summary of the provisions of the Estatutos Sociales (By-laws) of Grupo TMM and is qualified in its entirety by the actual provisions within the bylaws themselves and applicable provisions of the General Law of Mercantile Companies and the Mexican Securities Market Laws. For a description of the provisions of our By-laws relating to our Board of Directors, Executive Committee and statutory auditors, see "Item 6. Directors, Senior Management and Employees."

Organization and Register

        We were incorporated in the United Mexican States as a sociedad anonima, as evidenced by public deed number 26,225 dated August 14, 1987. We amended our Estatutos Sociales on August 29, 2002 in connection with the reclassification of our Series A and Series L Shares.

        The stated duration of the Company is [ninety-nine] years following the date of its incorporation, which term may be extended one or more times by resolution of our shareholders adopted in an extraordinary shareholders' meeting.

        Our statement of corporate purposes authorizes us to engage in, among other things, the shipping and transportation services, the development, organization and management of all types of companies or entities, the acquisition of shares or units of the capital stock of other companies or entities, and generally, to carry out and execute all acts, transactions, agreements and operations of any nature as may be necessary or convenient in furtherance of our corporate purposes.

Board Of Directors

        Our business and affairs are managed by the board of directors, which consists of not more than twenty or less than five persons, provides that at least twenty-five percent of the directors are independent. Our directors are elected annually at the annual general meeting of shareholders. Each director (whenever elected) holds office until the next annual general meeting of shareholders following his or her election and until his or her successor is elected and qualified or until his or her earlier resignation or removal.

        Any director may resign at any time. Any director may be removed with or without cause at any time by an affirmative vote of a majority of the shareholders entitled to vote at a general ordinary shareholders' meeting. If any vacancies occur in the board of directors, or if the authorized number of directors is increased, the directors then in office may continue to act (provided that the majority of our board of directors is present), and such vacancies may be filled by a majority of the directors then in office. Any vacancies or newly created directorships also may be filled by an affirmative vote of a majority of the shareholders entitled to vote at a general meeting of shareholders called for such purpose.

        The meetings of the board of directors may be ordinary or extraordinary. The ordinary meetings shall be held periodically on the dates and times designated by such board of directors, provided that such board of directors meets at least once every three months. The extraordinary meetings shall be held when the Chairman of the board of directors determines or at the request of twenty five percent of the directors or any of the examiners of the company. The board of directors shall meet at the company domicile or at any other place in Mexico or abroad as determined beforehand in the respective call. The meetings of the board of directors shall be presided over by the chairman of the same and in absence of such, by any director designated by the directors present at the meeting in question, by a majority of votes.

        In order for the board of directors meeting to be valid, at least half of the directors that make up the board of directors from time to time must be in attendance. In order for the resolutions of the board of directors to be considered valid, they should be adopted by the favorable vote of the majority of the Directors present at the meeting in question. In the event of a tie, the Chairman of the board of directors, or its alternate, as applicable, shall have the tie breaking vote.

Capital Stock

        Our authorized capital stock consists of 78,463,137 Series A Shares, of which 56,963,137 Series A Shares are issued and outstanding. The Series A Shares vote together on all matters. Each Series A Share has one vote per share.

Registration And Transfer

        All shares are evidenced by share certificates in registered form. Mexican law requires that all shares be represented by a certificate, although a single certificate may represent multiple shares of stock. Certificates may be issued in the name of the registered holder. All of our share certificates are issued in the name of the registered holder. Mexican law also requires that all transfers, encumbrances and liens on nominative shares must be recorded in the share registry book and only are enforceable against us and third parties after such registration occurs. The S.D. Indeval, S.A. de C.V. ("Indeval") is the registrar and transfer agent for the Series A Shares held in book entry form. Shareholders holding their share certificates directly are required to be recorded as such by the secretary of the company in our share registry book.

Audit Committee

        The company has an audit committee composed of two directors. The chair of the audit committee and majority of its members are "independent directors," statutory auditors shall assist at, and may be heard in, all audit committee meetings but will not cast vote. The audit committee has, among others, the following duties (a) prepare an annual report on its activities, which is to be presented to the board of directors, (b) opine on any proposed transaction of the company with any of the related parties, (c) propose the engagement of special independent advisors when deemed appropriate in order to obtain their opinion with respect to related party transactions of the company.

Shareholders Meetings

        Shareholders are entitled to vote on all matters at ordinary or special shareholders' meetings. The board of directors will convene an annual shareholders' meeting at least once a year on the date determined by the board of directors within the first four (4) months following the closure of the fiscal year. In addition to dealing with the matters included on the agenda, the shareholders' meeting should discuss, approve or modify the report of the board of directors and the report of the examiners referred to in the General Law of Mercantile Companies, related to the day to day course of business, the general balance sheet, the statement of income, the statement of changes in financial position and the statement of the change in stockholder equity for such fiscal year, of the company as well as of those mercantile or civil companies in which the company has a majority participation, when the value of the investment in each case exceeds twenty percent (20%) of the net worth of the company, as provided under the statement of financial position of the company at the close of the corresponding fiscal year. Such meeting shall also be in charge of naming the directors and examiners for the next fiscal year as well as determining their compensations.

        All notices of shareholders' meetings shall be published once in the official newspaper of the domicile of the Company and in one of the newspapers of major circulation in such domicile, at least fifteen (15) days prior to the date programmed for the Meeting to be held. In order for the ordinary shareholders'

meetings to be considered legally convened as a result of the first call, at least half of the capital stock in circulation at that time must be represented therein and the resolutions of such Meeting shall be valid when passed by a majority of the votes present.

        Our bylaws provide that holders of ninety-five (95%) percent of the votes entitled to be capital stock is required to approve any amendment to the section of the by-laws requiring approval of the board of directors for acquisitions of 5% or more of the Series A Shares. Our bylaws also provide that holders of seventy-five (75%) percent of the votes entitled to be cast is required to approve a liquidation of the company.

        Ordinary shareholders' meetings require the attendance of a least half the shares that have the right to attend such meetings, and the affirmative vote of a majority of the holders present at any such meeting, in a first call, and in a second call, the affirmative vote of majority holders of shares that have the right to attend any such meeting irrespective of the number of shares presents thereat, in order to take action.

        Extraordinary shareholders' meetings require the attendance of at least 75% of the shares that have the right to attend and vote at any such meetings, and affirmative vote of at least half that issued and outstanding shares having such voting right, in a first call, and in a second or subsequent call, the attendance and affirmative vote of at least half the issued and outstanding shares having the right to attend and vote at any such meeting.

        Shareholders may be present or represented by a simple proxy at shareholders' meetings. Directors and statutory auditors of the Company may not represent any shareholder at any shareholders' meeting. In order to attend any meeting, the shareholders must obtain an admission card prior to the meeting with Indeval or another financial institution in the United Mexican States or abroad. Such financial institutions must notify the Company (telegraphic or facsimile means are authorized) of the name of the depositor, the number of shares deposited and the date on which the deposit was made. Admission cards to shareholders' meetings may be regularly obtained through authorized brokers in the United Mexican States together with a list issued by Indeval will be sufficient for any shareholder to obtained the corresponding admission card.

Limitation on Share Ownership

        Mexican law and our corporate charter prohibit ownership of Series A Shares by foreign investors. Any acquisition of Series A Shares in violation of this charter provision would be null and void.

        Any foreigner who acquires any interest or participation in our capital stock through CPOs will be considered a Mexican citizen insofar as Mexican law and we are concerned (except with respect to the right to own Series A Shares) and will be deemed to understand and agree that such foreigner may not invoke the protection of his government in connection with his interest or participation in the Company, under penalty of forfeiture of such interest or participation in favor of the United Mexican States.

        We contributed Series A Shares of our capital stock to the Master Neutral Investment Trust (Fideicomiso Maestro de Inversion Neutra) (the "CPO Trust") established with a 30-year term by Nacional Financiera, S.N.C. (the "CPO Trustee") on November 24, 1989. The CPO Trustee authorized the issuance of non-redeemable ordinary participation certificates (certificados de participacion ordinarios no amortizables) ("CPOs") that correspond to our Series A Shares. One CPO may be issued for each of our Series A Shares contributed to the CPO Trust. CPOs constitute separate negotiable instruments different and apart from our Series A Shares, and afford to their holders only economic rights attaching to Series A Shares. Consequently, holders of CPOs are not entitled to exercise any voting rights with respect to the Series A Shares held in the CPO Trust. Such voting rights are exercisable only by the CPO Trustee, which is required by the terms of the CPO Trust to vote such Series A Shares in the same manner as holders of a majority of the outstanding Series A Shares not held in the CPO Trust and voted at the relevant meeting.

        The Depositary must mail to all holders of CPO ADRs a notice containing the information (or a summary thereof) included in any notice of a meeting of holders of CPOs received by the Depositary. Holders of CPO ADRs are entitled to instruct the Depositary as to the exercise of voting rights attaching to the deposited CPOs, and upon receipt of such instructions the Depositary will endeavor, insofar as practical and permitted under the provisions of or governing the CPOs, to vote or cause to be voted the CPOs underlying such holders' CPO ADRs in accordance with such instructions. CPO ADR holders are not entitled to attend CPO General Meetings. ADR holders are entitled to instruct the Depositary as to the manner of voting the CPOs represented by CPO ADRs at any CPO General Meeting or for purposes of exercising any individual rights of a CPO holder under Mexican law.

        Prior to its termination date, the CPO Trustee will sell Series A Shares held by the CPO Trust, and deliver the proceeds thereof to CPO holders in proportion to their respective CPO holdings. Alternatively, we may establish a new trust to enable continued foreign equity participation in the Company. No assurance can be made that we will establish a new trust.

        Mexican and non-Mexican investors may hold CPOs without restrictions of any kind.

        We note that because CPOs are negotiable instruments separate and apart from Series A Shares of the Company, holders of CPOs do not qualify as shareholders, and may not exercise any of the minority rights afforded by the Ley General de Sociedades Mercantiles and Securities law (Ley del Mercado de Valores) of the United Mexican States. In addition, due to the fact that by the terms of the CPO Trust, the CPO Trustee is required to systematically vote in the same manner as that of the majority of holders of Series A Shares, rights of minority shareholders attaching to Series A Shares held by the CPO Trust may not be exercised against us or our directors.

Acquisition of Share Capital

        The consent of the board of directors will be required for acquisitions that would result in any person acquiring 5% or more of our Series A Shares. If the approved process is not complied with, the acquiror will not be entitled to vote the acquired Series A Shares. The approved process will apply only to direct acquisitions of Series A Shares and not to CPOs and ADSs. In addition, the acquisition of Series A Shares by any Mexican national may also be subject to the applicable provisions of Mexican antitrust laws.

Limitation Of Officers' And Directors' Liability

        In addition to voting for directors at the annual shareholder's meeting, shareholders are asked to vote upon the performance of management. Our vigilance officer (Comisario), an officer elected by the shareholders each year, delivers a report on our financial statements and other issues related to management's performance. If the holders of a majority of the votes entitled to be cast approve management's performance, all shareholders are deemed to have released the directors and officers from claims or liability to us or our shareholders arising out of actions taken or any failure to take actions by any of them on our behalf during the prior fiscal year, with certain exceptions. Shareholders will likely fail in any suit brought in a Mexican court with respect to the acts or omissions deemed to have been released. Officers and directors may not be released from any claims or liability for criminal acts, fraud, self-dealing or gross negligence. If the shareholders do not approve management's performance, the vigilance officer's report may form the basis of any suit brought by the shareholders against our officers and directors.

        Pursuant to applicable law, we will indemnify any person made or threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person, or a person of whom he or she is the legal representative, is or was our director, officer or agent or any of our predecessors, or serves or served any other enterprise as a director, officer or agent at our request or any of our predecessors. We are required to pay any expenses reasonably incurred by a director or officer in defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it ultimately is determined that he or she is not entitled to be indemnified by us under applicable law. We may, by action of our board of directors, provide for the payment of such expenses incurred by our employees and agents as it deems appropriate.

Liquidation Rights

        Any liquidation of the company shall be carried out in the manner provided under the valid General Law of Mercantile Companies. The shareholders meeting, in the act of agreeing to the dissolution, should establish the rules that, in addition to the legal provisions and the provisions provided herein, should dictate the actions of the liquidators.

Dividends

        Dividends are declared by the shareholders. All holders of common stock (represented by shares, CPOs or CPO ADRs) will share equally on a per share basis in any dividend declared by our shareholders.

Certain Voting Rights

        Our only class of outstanding capital stock consists of Series A Shares. Series A Shares, when properly issued, are fully voting shares of capital stock without par value.

Preemptive and Other Rights

        In case of capital increase, except in the case of treasury shares, the holders of Series A Shares have the preemptive right to subscribe the new shares issued as a result of a capital increase, in proportion to the number of shares owned by each of them.

C. Material Contracts

        See Item 5B—"Liquidity and Capital Resources—Indebtedness."

D. Exchange Controls

        There are currently no exchange controls in Mexico; however, Mexico has imposed foreign exchange controls in the past. Pursuant to the provisions of NAFTA, if Mexico experiences serious balance of payment difficulties or the threat thereof in the future, Mexico would have the right to impose foreign exchange controls on investments made in Mexico, including those made by U.S. and Canadian investors.

E. Taxation

General

        The following summary describes the principal United States federal income and Mexican tax consequences of the acquisition, ownership, and disposition of our ADSs (which are evidenced by ADRs) and our Notes by:

  •
  U.S. holders, who hold our securities as capital assets and whose functional currency is the United States Dollar, in the case of United States federal income tax consequences; and

  •
  U.S. holders that are non-residents of Mexico for Mexican federal tax purposes and that do not have a permanent establishment in Mexico (a "non-resident U.S. holder"), in the case of Mexican federal tax consequences.

        The summary with respect to United States federal income taxes is based on the United States Internal Revenue Code, treasury regulations, including proposed regulations and temporary regulations, promulgated under that code, rulings, official pronouncements and judicial decisions, all as in effect on the date of this annual report. The summary with respect to Mexican federal taxes is based on Mexico's income tax law and regulations applicable on the date of this annual report. All of these things are subject to change, possibly with retroactive effect, and to different interpretations. This summary does not address all of the tax consequences that may be applicable to holders of our ADSs and our Notes.

        For purposes of this summary, a "U.S. holder" is any holder of any of our securities who or which is (i) a citizen or resident of the United States, (ii) a corporation, partnership, or other entity created or organized in or under the laws of the United States, or any political subdivision thereof; (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of source; or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

        For purposes of Mexican taxation, an individual is a resident of Mexico if he has established his home in Mexico, unless he has resided in another country for more than 183 days in a year, whether consecutive or not, and can demonstrate that he has become a resident of that country for tax purposes or an individual of Mexican Nationality who is employee of any political subdivision, even when by the features of his activities establishes abroad by a period of time higher than 183 days, whether consecutive or not. A legal entity is a resident of Mexico if it has been incorporated under the laws of Mexico, or if it has located in Mexico its principal administration or the place of its effective management. If a legal entity or an individual is deemed to have a permanent establishment in Mexico for Mexican federal tax purposes, all income attributable to such permanent establishment will be subject to Mexican federal taxes, in accordance with applicable laws. A non-resident of Mexico is an individual or corporation that does not satisfy the requirements to be considered a resident of Mexico for Mexican federal tax purposes.

        This summary is not a complete analysis or listing of all potential tax considerations relevant to a decision to purchase, hold or dispose of ADSs or Notes and is not addressed to certain types of holders subject to special treatment under United States federal income tax law, such as individual retirement and other tax-deferred accounts, dealers in securities or currencies, insurance companies, tax-exempt organizations, persons holding our notes as part of a straddle, hedging, conversion or other integrated transaction, persons whose functional currency is not the Dollar or persons that own (actually or constructively under rules prescribed in the Internal Revenue Code of 1986, as amended (the "Code")) 10% or more of the voting shares of the Company.

        The discussion below does not address United States federal estate and gift tax considerations or the effect of any United States state or local tax law. You should consult your own tax advisors concerning the applications of the United States federal income tax law to your particular situations as well as any tax consequences arising under the law of any state, local or foreign tax jurisdiction.

        The description of the United States federal income and Mexican tax laws set forth below is based on the laws in force as of the date of this annual report and is subject to any changes in applicable United States or Mexican tax laws. The governments of the United States and Mexico ratified an income tax treaty and a protocol (together the "Tax Treaty") which came into effect on January 1, 1994. The Tax Treaty incorporates by reference the agreement between the two countries that was in force prior to 1994, which called for the exchange of tax information.

        With respect to the discussion of withholding tax set forth below, TMM assumes responsibility for withholding at the source.

        Each prospective holder of our ADSs and our Notes should consult his or her tax advisors with respect to the tax treatment applicable to that holder.

Equity

Mexican Tax Considerations

        This summary of certain Mexican tax considerations relates only to non-resident U.S. holders of our Series A Share ADSs and Series A Share CPO ADSs.

        Dividends—Dividends, either in cash or in any other form, paid with respect to our, Series A Share ADSs and Series A Share CPO ADSs to non-resident U.S. holders will not be subject to Mexican withholding or any other Mexican tax.

        Capital Gains—Under Mexico's income tax law, capital gains arising from the sale or other disposition of our ADSs by non-resident U.S. holders who are individuals or corporations will be exempt from Mexican taxation if the sale or disposition is executed on the Mexican Stock Exchange or through stock markets in amply commercial locations of countries with which Mexico has entered into a treaty for avoidance double taxation, provided, that some conditions established in Section XXVI of Article 109 of Mexican Income Tax Law are met.

        This exemption is not applicable to certain public offers of our Series A Shares ADSs and to transactions that are not executed on the Mexican Stock Exchange or through stock markets in amply commercial locations of countries with which Mexico has entered into a treaty for avoidance double taxation, even if certain transactions may be considered by the CNBV to have been executed on the Mexican Stock Exchange.

        If the foregoing conditions are not met and the sale or other disposition of our Series A Share ADSs is made by a non-resident U.S. holder on any other exchange, the sale or disposition will be subject to a 25% Mexican income tax on the gross proceeds, unless a non-resident U.S. holder meets certain requirements and elects to be taxed at a rate of 34% on the net gain realized on the sale, as determined pursuant to Mexican tax.

        Under the Tax Treaty, a non-resident U.S. holder entitled to claim the benefits under the Tax Treaty owning less than 25% of our capital stock for less than twelve months will generally be exempt from Mexican taxation on any gain derived from the sale or other disposition of our Series A Shares.

        Deposits of CPOs in exchange for CPO ADSs and withdrawals of CPOs in exchange for CPO ADSs will not give rise to Mexican taxation.

        Commissions paid in brokerage transactions for the sale of our Series A Shares ADSs on the Mexican Stock Exchange are subject to a value added tax of 15%, unless residents in Mexico for tax purposes render the commissions and such services are useful abroad.

        Other Mexican Taxes—There are no Mexican inheritance or succession taxes applicable to the ownership, transfer or disposition of our Series A Shares ADSs, or Series A Share CPO ADSs. Gratuitous transfers of our Series A Shares ADSs may, in some circumstances, subject the recipient to Mexican federal income tax. There are no Mexican stamp, issue, registration or similar taxes or duties payable by non-resident U.S. holders of our Series A Shares ADSs, or Series A Share CPO ADSs.

United States Income Tax Considerations:

        For United States federal income tax purposes, owners of ADSs generally will be treated as the owners of the underlying Series A Shares represented by the ADSs.

        Dividends—Distributions paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) with respect to our ADSs will be includible in the gross income of a U.S. holder as ordinary income when the distributions are received by the depositary and will not be eligible for the dividends received deduction otherwise allowable to U.S. holders that are corporations. To the extent that a distribution exceeds earnings and profits, it will be treated first as a return of the U.S.

holder's tax basis to the extent of such tax basis, and then as gain from the sale or disposition of a capital asset. A U.S. holder must include in gross income as ordinary income the gross amount of the dividends, including any Mexican tax withheld therefrom, without regard to whether any portion of such tax may be refunded to the U.S. holder by the Mexican tax authorities. The amount of any dividend paid in Pesos will equal the U.S. dollar value of the Pesos received, calculated by reference to the exchange rate in effect on the date the distribution is includible in income, regardless of whether the Pesos are converted into U.S. dollars. In addition, U.S. holders may recognize a foreign currency gain or loss (generally treated as an ordinary gain or loss) upon the disposition of the Pesos measured by the difference between such U.S. dollar value and the amount realized on the disposition. Distributions generally will constitute foreign source "passive income" (or, in the case of some holders, "financial services income") for U.S. foreign tax credit purposes.

        New tax legislation signed into law on May 28, 2003, provides for a maximum 15% U.S. tax rate on the dividend income of an individual U.S. holder with respect to dividends paid by a domestic corporation or "qualified foreign corporation." A qualified foreign corporation generally includes a foreign corporation if (i) its shares (or, according to the legislative history of the new legislation, its ADSs) are readily tradable on an established securities market in the U.S. or (ii) it is eligible for benefits under a comprehensive US income tax treaty. The ADSs are traded on the New York Stock Exchange. As a result, we believe we should be treated as a qualified foreign corporation and, therefore, dividends paid to an individual U.S. holder with respect to the ADSs should be taxed at a maximum rate of 15%. The maximum 15% tax rate is effective with respect to dividends included in income during the period beginning on or after January 1, 2003, and ending December 31, 2008.

        Subject to certain conditions and limitations, Mexican tax withheld, if any, from dividend payments on ADSs will be treated as foreign income tax that may be deductible from taxable income or credited against a U.S. holder's U.S. federal income tax liability. However, the Mexican tax may be deducted only if the U.S. holder does not claim a credit for any Mexican or other foreign taxes paid or accrued in that year.

        Capital Gains—In general, upon the sale or other disposition of ADSs, a U.S. holder generally will recognize a gain or loss equal to the difference between the amount realized on the sale or disposition (if the amount realized is denominated in a foreign currency then its U.S. dollar equivalent, determined at the spot rate on the date of disposition) and the U.S. holder's adjusted tax basis in the ADSs (in U.S. dollars). The gain or loss will be treated as a capital gain or loss if the ADSs were held as a capital asset and will be a long-term capital gain or loss if the ADSs have been held for more than one year on the date of the sale or other disposition. Under current law, net capital gains of individuals are, under certain circumstances, taxed at lower rates than items of ordinary income. With respect to sales occurring on or after May 6, 2003, but before January 1, 2009, the maximum long-term capital gain tax rate for an individual U.S. Holder is 15%.    For sales occurring before May 6, 2003, or after December 31, 2008, under current law the maximum long-term capital gain rate for an individual U.S. Holder is 20%. The deductibility of capital losses is subject to limitation. A gain or loss recognized by a U.S. holder on a sale or other disposition of ADSs generally will be treated as a gain or loss from sources within the United States for United States federal income tax purposes.

Passive Foreign Investment Company Rules

        If we are, or were in the future to become, a "passive foreign investment company" for United States federal income tax purposes, United States Holders that own ADS's or our stock generally will be subject to special United States tax rules that would differ in certain respects from the tax treatment described above. We do not believe that we are currently a passive foreign investment company for United States federal income tax purposes. However, passive foreign investment company status is determined annually based on the composition of our assets and income from time to time. As a result, our passive foreign investment company status may change. In general, if 50% or more of our assets are "passive assets," or 75% or more of our income is "passive income" we would be a passive foreign investment company.

Passive assets generally include any interest in another corporation in which we own less than a 25% interest (by value). Thus, a reduction in our ownership interest in TFM, either as a result of our sale of shares or through dilution due to the sale of shares in TFM or any of our subsidiaries through which we own shares, could result in our interest in TFM being considered a passive asset. If this were to occur, we likely would become a passive foreign investment company.

        In general, if we are classified as a PFIC, United States Holders will be subject to a special tax at ordinary income tax rates on "excess distributions," including certain distributions by us with respect to our Series A Shares that you receive as an ADS holder and gain that holders recognize on the sale of ADSs. The amount of income tax on any excess distributions will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distributions were earned ratably over the period a holder held the ADSs. With respect to ADSs, a U.S. holder can avoid the unfavorable rules described in the preceding paragraph by electing to mark their ADSs to market. The mark-to-market election is only available with respect to stock that is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to you because the ADSs will be listed on the New York Stock Exchange, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be regularly traded.

        If a U.S. holder makes this mark-to-market election, such holder will be required in any year in which we are a PFIC to include as ordinary income the excess of the fair market value of its ADSs at year-end over its basis in those ADSs. In addition, any gain a U.S. holder recognizes upon the sale of its ADSs will be taxed as ordinary income in the year of sale. Alternatively, if we provide the necessary information, a U.S. holder may elect to treat its ADSs as an interest in a "qualified electing fund." The "QEF election" is available only if we comply with applicable information reporting requirements, and we have not yet determined whether we can or will do so. If a U.S. holder makes this "QEF election," such holder will be required to include in income its proportionate share of our income and net capital gain in years in which we were a PFIC, but any gain that such holder subsequently recognizes upon the sale of its ADSs generally will be taxed as capital gain.

        Holders should consult their own tax advisor regarding the adverse tax consequences of owning equity interests in a passive foreign investment company.

Debt

Mexican Tax Considerations

        This summary of certain Mexican tax considerations relates only to non-resident U.S. holders of our Notes.

        Interest—Under Mexico's income tax law, payments of interest with respect to each of our series of Notes to non-resident U.S. holders (including deemed interest in accordance with Mexico's income tax law) will be subject to Mexican withholding tax at a rate of 4.9%, if, as expected, the following requirements are met with respect to the relevant series of our Notes:

  •
  our Notes are registered with the Special Section of the Registry maintained by the CNBV and evidence of the registration is filed with the Ministry of Finance and Public Credit;

  •
  our Notes were placed outside of Mexico through banks or brokerage houses in a country with which Mexico has in force a treaty for the avoidance of double taxation;

  •
  we duly comply with the information requirements established in the general rules issued by the Ministry of Finance and Public Credit for those purposes; and

  •
  owners of more than 10% of our voting stock or entities in which we own more than 20% of the voting stock do not beneficially receive (as determined under Mexico's income tax laws) more than

    5% of the aggregate interest paid on the relevant series of our Notes. Ownership of stock includes direct and indirect ownership, as well as ownership by related parties.

        If the above-mentioned requirements are not met, the Mexican withholding tax will be 10% and in certain cases 34%, unless the Tax Treaty applies.

        The Ministry of Finance and Public Credit issued the rule 3.25.15 which contains the information requirements for the application of the 4.9% withholding tax rate which is in force until March 31st, 2004. We expect that this rule will be extended or that a substantially similar successor of such rule will be published; however we can not assure you that this will happen. In any case, we expect to satisfy the information requirements, and accordingly, expect that the 4.9% withholding tax rate will apply.

        Under the Tax Treaty, the Mexican withholding tax rate applicable to interest payments made to non-resident U.S. holders that are eligible for benefits under the Tax Treaty will be limited to either:

  •
  15%; or

  •
  4.9% in the event that:

  (i)
  our Notes are considered to be regularly and substantially traded on a recognized securities market as defined by the Protocol of the Tax Treaty; or

  (ii)
  our Notes are held by banks, including saving and investment banks, and insurance institutions.

        As of the date of this annual report, the Tax Treaty is not expected to have any material effect on the Mexican tax consequences described herein.

        Payments of interest on our Notes to non-Mexican pension and retirement funds will be exempt from Mexican withholding tax provided that:

  •
  the fund is duly incorporated pursuant to the laws of its country of residence and is the effective beneficiary of the interest payment;

  •
  the income is exempt from taxes in its country of residence; and

  •
  the fund is registered with the Ministry of Finance and Public Credit for these purposes.

        Principal—Under Mexico's income tax law, principal paid by us to a non-resident U.S. holder of our Notes is not subject to Mexican withholding tax.

        Additional Amounts—Pursuant to the applicable Indenture, but subject to certain exceptions and limitations, all payments on our Notes will be made to U.S. holders free and clear of any withholding taxes imposed by Mexico. We will furnish to the Trustee the official receipts (or a certified copy of the official receipts) evidencing the payment of Mexican withholding taxes by us. Copies of such receipts will be made available to holders upon request.

        Capital Gains—The sale or other disposition of our Notes by a non-resident U.S. holder will not be subject to Mexican taxation.

        Other Mexican Taxes—There are no Mexican estate, inheritance, succession, or gift taxes generally applicable to the acquisition, ownership, or disposition of our Notes by non-resident U.S. holders. There are no Mexican stamp, issue, registration or similar taxes or duties payable by non-resident U.S. holders of our Notes.

United States Income Tax Considerations:

        Interest—The gross amount of interest (including Additional Amounts paid in respect of Mexican withholding taxes, as discussed above) accrued or received in respect of the Notes generally will be includible in the gross income of a U.S. holder in accordance with their regular method of tax accounting and original issue discount, if any, will be included on a yield to maturity basis. Such income generally will be treated as foreign source income for United States federal income tax purposes. In general, a U.S. holder may elect to claim, subject to certain limitations, either a deduction or a credit in computing its United States federal income tax liability for Mexican taxes withheld from interest and Additional Amounts paid on the Notes. Interest on our notes generally will constitute foreign source "passive income" (or, in the case of some holders, "financial services income") for U.S. foreign tax credit purposes.

        Capital Gains—A U.S. holder that owns the Notes as capital assets will recognize gain or loss for United States federal income tax purposes upon a sale or other disposition of the Notes in an amount equal to the difference between the amount realized and the U.S. holder's tax basis in the Notes. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if, at the time of such sale or other disposition, the Notes have been held for more than 12 months; or short-term capital gain or loss if at such time the Notes have been held for not more than 12 months. Under current law, net capital gains of individuals are, under certain circumstances, taxed at lower rates than items of ordinary income. With respect to sales occurring on or after May 6, 2003, but before January 1, 2009, the maximum long-term capital gain tax rate for an individual U.S. Holder is 15%. For sales occurring before May 6, 2003, or after December 31, 2008, under current law the maximum long-term capital gain rate for an individual U.S. Holder is 20%. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. holder upon the sale or other disposition of the Notes generally will be treated as gain or loss from sources within the United States for United States federal income tax purposes.

Information Reporting And Backup Withholding

        Amounts paid in respect of our Notes or ADSs and the proceeds from the sale, exchange, or redemption of our Notes or ADSs may be reported to the United States Internal Revenue Service and a backup withholding tax may apply to such amounts unless the holder (i) is a domestic corporation (which may be required to establish its exemption by providing its status on U.S. Internal Revenue Service Form W-9), (ii) in the case of a U.S. holder other than a corporation, provides an accurate taxpayer identification in the manner required by applicable law, (iii) in the case of a non-U.S. Holder, provides a properly executed U.S. Internal Revenue Service Form W-8BEN; or other successor form, or otherwise, (iv) establishes a basis for exemption. The amount of any backup withholding from a payment to a U.S. holder generally will be allowed as a credit against the U.S. holder's United States federal income tax liability.

F. Dividends and Paying Agents

        Not applicable.

G. Statements By Experts

        Not applicable.

H. Documents On Display

        All documents concerning the Company referred to herein may be inspected at our offices in Mexico City.

I. Subsidiary Information

        Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risks

        A majority of the company's revenues and expenses are denominated in U.S. dollars. However, occasionally the company uses currency derivatives to manage the alternating levels of exposure it has in foreign currencies. These derivatives would allow the company to offset an increase in operating and /or administrative expenses arising from foreign currency appreciation or depreciation against the U.S. dollar, as well as changes in the level of inflation in Mexico, which has a substantial impact on its Mexican peso denominated expenses.

        In the past the company has entered into, and in the future may, from time to time, enter into currency derivatives denominated in Mexican pesos or other relevant currencies. At all times, the objective of the company when using these derivatives is to manage specific risks and exposures, and not to trade such instruments for profit or loss.

        All of the company's indebtedness is denominated in U.S. dollars, and most of this debt is fixed-rate.

Interest Rate Sensitivity

        The table below provides information about the company's debt obligations. For debt obligations, the table represents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in thousands of U.S. dollars, which is the company's reporting currency. During 2002, the company has not entered into any interest rate-hedging transactions.

	Derivative Financial Instruments(1)(2)
Liabilities	(Thousands of Dollars)
	2003*	2004	2005	Thereafter	Total	Fair Value
Long-Term Debt
Fixed Rate	$207,074	$120	$120	$973,539	$1,180,853	$1,056,249
Avg Interest Rate	9.90%	9.90%	9.90%	11.27%	11.03%	22.12%
Variable Rate	$19,524	$160,001	$37,704	$36,572	$253,799	$253,799
Avg Interest Rate	3.75%	4.68%	5.04%	4.95%	4.55%	4.55%

*
This information relates to short-term debt.

(1)
Information as of December 31, 2002.

(2)
Information includes that of TFM.

Derivatives Exposure

        As of December 31, 2002, we did not have any outstanding derivative instrument, although in the past we have entered into and in the future may, from time to time, enter into derivatives contracts to hedge our exposure to exchange rates and interest rates. However, as of December 31, 2002, TFM had currency derivatives and derivatives swap contracts regarding their diesel consumption exposure.

Exchange Rate Sensitivity

        The table below provides information about our currency derivative transactions by functional currency and presents such information in dollar equivalents. The table summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates, including foreign currency forward contracts. For these foreign currency contracts, the table presents the notional amounts and weighted average strike prices by contractual maturity dates. These notional amounts are generally used to calculate the payments to be exchanged under the contract.

	Expected Maturity Date (Thousands of Dollars)
	2003	2004	2005	Thereafter	Total	Fair Value
Currency Derivatives
Forward Contracts (USD Forwards)	$1,700	—	—	—		—	(a)
Average Forward Price (Pesos per Dollar)	$11	*	*	*

(a)
The mark-to-market of these currency financial instruments valued at December 31, 2002 showed a profit (loss) of approximately $(427,707) USD.

*
Not applicable.

Commodity Price Sensitivity

        The company holds an inventory of goods, and specifically diesel fuel, which could be subject to price changes in the commodities markets. Although the company purchases its diesel fuel and ship bunker fuel on a spot basis inside of Mexico, these purchases are exposed to changes in the international energy commodity prices. In the past, the company has entered into diesel fuel and other energy commodity derivatives to manage these changes. As of December 31, 2002, TFM had derivatives swap contracts regarding this exposure.

	Expected Maturity Date (Thousands of Dollars)
	2003	2004	2005	Thereafter	Total	Fair Value
Diesel Derivatives
Swap Contracts (Heating Oil in Gallons)	2,500	—	—	—		—	(a)
Average Forward Price (USD per gallon)	$0.68	*	*	*		—

(a)
The mark-to-market of these diesel financial instruments valued at December 31, 2002 showed a profit of approximately $1,474,000 USD.

*
Not applicable.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        The 2003 Notes matured on May 15, 2003 and we have not repaid the principal amount to date. As a result, we are in default under the terms of the 2003 notes, and such default has resulted in a cross-default under our 2006 notes. We also did not make the interest payments on the 2003 notes and the 2006 notes that were due on May 15, 2003. The principal amounts owed on the 2003 notes and 2006 notes, respectively, are $176,875,000 and $200,000,000. As of May 31, 2003, $9.1 million of interest has accrued and is payable on the 2003 notes; as of May 31, 2003, $11.1 million of interest has accrued and is payable on the 2006 notes.

        In addition, as of May 31, 2003, there was approximately $49.7 million of certificates outstanding that are issued by the trust established under the Receivables Securitization Facility. The obligations represented by the certificates are currently in default as a result of the default under the 2003 notes. To date, however, neither the trustee nor the holders of certificates has provided notice of an event of default rapid amortization event, although they may do so at any time. We are required to repurchase the certificates on June 30, 2003.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        See Item 4 "Information on the Company," Section B "Business Overview—Reclassification of Series A and Series L Shares."

ITEM 15. CONTROLS AND PROCEDURES

        Grupo TMM's Chief Executive Officer (Director General) and Chief Financial Officer, after evaluating the effectiveness of Grupo TMM's disclosure controls and procedures (as defined in Exchange Act Rule 13a-14(c)) within 90 days of the date of this report, have concluded that, as of such date, Grupo TMM's disclosure controls and procedures were effective to ensure that material information relating to Grupo TMM and its consolidated subsidiary was made known to them by others within Grupo TMM and its consolidated subsidiary, particularly during the period in which this annual report on Form 20-F was being prepared.

        There were no significant changes in Grupo TMM's internal controls or in other factors that could significantly affect these controls subsequent to the date Grupo TMM's Chief Executive Officer and Chief Financial and Administrative Officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in Grupo TMM's internal controls requiring corrective actions.

ITEM 16. [RESERVED]

PART III

ITEM 17. FINANCIAL STATEMENTS

        Not applicable.

ITEM 18. FINANCIAL STATEMENTS

  (a)
  See pages F-3 to F-6.

ITEM 19. EXHIBITS

        Documents filed as exhibits to this Annual Report.

Exhibit No.	Exhibit
1.1	Corporate Charter and By-Laws of Grupo TMM, S.A. de C.V. (the "Company"), together with an English translation (incorporated by reference to Exhibit 3.1 of the Company's Registration Statement on Form F-4—Registration No. 333-14194).
1.2	Estatutos Sociales de TMM Holdings, S.A. de C.V. (corporate charter and Bylaws of TMM Holdings, S.A. de C.V.) registered with the Public Registry of Commerce on September 4, 2002 (incorporated by reference to Exhibit 3.2 of the Company's Registration Statement on Form F-4—Registration No. 333-99075).
1.3	Estatutos Sociales de Grupo TMM, S.A., together with an English Translation, as registered with the Public Registry of Commerce on September 26, 2002 (incorporated by reference to Exhibit 3.3 of the Company's Registration Statement on From F-4—Registration No. 333-27025).
2.1	Specimen Provision Certificate for Series L Shares (incorporated by reference to Exhibit 4.1 of the Company's Registration Statement on Form F-4—Registration No. 333-14194).
2.2	Specimen Ordinary Participation Certificate, together with an English translation (incorporated herein by reference to Exhibit 4.1 of the Registration Statement on Form F-1—Registration No. 33-47334).
2.3	Form of Deposit Agreement for Series L American Depositary Shares among the Company, Citibank, N.A. ("Citibank"), as depositary and all holders and beneficial owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder (incorporated by reference to Exhibit 4.3 of the Company's Registration Statement on Form F-4—Registration No. 333-14194).
2.4	Form of Deposit Agreement for Series A Ordinary Participation Certificate American Depositary Shares among the Company, Citibank, as depositary and all holders and beneficial owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder (incorporated by reference to Exhibit 4.4 of the Company's Registration Statement on Form F-4—Registration No. 333-14194).
2.5	Trust Agreement, dated November 24, 1989, (the "CPO Trust Agreement"), between Nacional Financiera, S.N.C., as grantor, and as CPO Trustee, together with an English translation (incorporated herein by reference to Exhibit 4.4 of the Registration Statement on Form F-1—Registration No. 33-47334).
2.6	Public Deed, dated January 28, 1992, together with an English translation (incorporated herein by reference to Exhibit 4.5 of the Registration Statement on Form F-1—Registration No. 33-47334).
2.9	Amended and Restated Indenture, dated as of January 25, 2001, to the Indenture dated as of May 12, 1993, between the Company and Citibank, as trustee (incorporated herein by reference to Exhibit 2.1 of TMM's Annual Report on Form 20-F for fiscal 2000).
2.10	Amended and Restated Indenture, dated as of January 25, 2001, to the Indenture dated as of November 26, 1996, between the Company and The Bank of New York, as trustee (incorporated herein by reference to Exhibit 2.2 of TMM's Annual Report on Form 20-F for fiscal 2000).
2.11	Indenture, dated as of June 16, 1997, among TFM, S.A. de C.V. ("TFM"), Grupo Transportación Ferroviaria Mexicana, S.A. de C.V. ("Grupo TFM"), The Bank of New York, as Trustee, and Bankers Trust Luxembourg, S.A., as a Paying Agent, covering up to $150,000,000 of TFM's 10 1/4% Senior Notes due 2007 (incorporated herein by reference to Exhibit 4.1 of the Registration Statement on Form F-4—Registration No. 333-8322).

2.12	Indenture, dated as of June 16, 1997, among TFM, Grupo TFM, The Bank of New York, as Trustee, and Bankers Trust Luxembourg, S.A., as a Paying Agent, covering up to $443,500,000 of TFM's 11 3/4% Senior Discount Debentures due 2009 (incorporated herein by reference to Exhibit 4.2 of the Registration Statement on Form F-4—Registration No. 333-8322).
2.13	Specimen Global Note representing the 2003 Notes (incorporated herein by reference to Exhibit 4.3 of the Registration Statement on Form F-4—File No. 333-8322).
2.14	Specimen Global Note representing the 2006 Notes (incorporated herein by reference to Exhibit 4.3 of the Registration Statement of Form F-4—File No. 333-8322).
2.15	Stock Purchase Agreement, dated as of February 27, 2002, entered into, by and among TMM Multimodal, S.A. de C.V., the Company, The Kansas City Southern Railway Company, Kansas City Southern, Inc. and TFM (incorporated herein by reference to Exhibit 4.11 of TFM's Annual Report on Form 20-F for fiscal 2001).
2.16	Letter Agreement, dated as of May 22, 2002, by and between Citibank, N.A., as Depositary and the Company, supplementing the Deposit Agreement for the Series A Ordinary Participation Certificate American Depositary Shares (incorporated by reference to the Registration Statement on Form F-3—Registration No. 333-90710).
2.17	Securities Purchase Agreement (including the schedules thereto), dated as of May 6, 2002, by and among the Company and the investors listed on the Schedule of Buyers attached thereto (incorporated herein by reference to Items 6 and 7 of the Company's Form 6-K dated May 9, 2002 and submitted to the Securities and Exchange Commission on May 10, 2002).
2.18	Irrevocable Instruction Letter, dated as of May 22, 2002, between the Company and Citibank, as Depositary (incorporated by reference to the Registration Statement on Form F-3—Registration No. 333-90710).
2.19	Form of Initial Convertible Note (incorporated herein by reference to Item 10 of the Company's Form 6-K dated May 9, 2002 and submitted to the Securities and Exchange Commission on May 10, 2002).
2.20	Form of Note-Linked Security (incorporated herein by reference to Item 12 of the Company's Form 6-K dated May 9, 2002 and submitted to the Securities and Exchange Commission on May 10, 2002).
2.21	Registration Rights Agreement, dated as of May 6, 2002, by and among Grupo TMM, and the buyers party thereto (incorporated herein by reference to Item 9 of the Company's Form 6-K dated May 9, 2002 and submitted to the Securities and Exchange Commission on May 10, 2002).
3.1	CPO Trust Agreement (incorporated herein by reference to Exhibit 4.4 of the Registration Statement on Form F-1—Registration No. 33-47334).
4.1	Termination Agreement (the "Termination Agreement"), dated August 23, 2001, between the Company and TMM (incorporated herein by reference to Exhibit 10.1 of the Registration Statement on Form F-4—Registration No. 333-14194).
4.2	Amendment Agreement to the Termination Agreement, dated October 11, 2001, between the Company and TMM (incorporated herein by reference to Exhibit 10.2 of the Registration Statement on Form F-4—Registration No. 333-14194).
4.3	Tax Benefits Agreement, dated December 5, 2001, between the Company and TMM, together with an English translation (incorporated herein by reference to Exhibit 10.3 of the Registration Statement on Form F-4—Registration No. 14194).
4.4	Euro-Commercial Paper Dealer Agreement, dated April 30, 1999, between TMM and Chase Manhattan International Limited ("CMIL"), as Dealer translation (incorporated herein by reference to Exhibit 4.2 of TMM's Annual Report on Form 20-F for fiscal 2000).

4.5	Supplemental Dealer Agreement, dated June 18, 1999, between TMM and CMIL (incorporated herein by reference to Exhibit 4.3 of TMM's Annual Report on Form 20-F for fiscal 2000).
4.6	Issue and Paying Agency Agreement, dated April 30, 1999, among TMM, The Chase Manhattan Bank, London Branch, the Chase Manhattan Bank, New York City Office and the Chase Manhattan Bank Luxembourg, S.A. (incorporated herein by reference to Exhibit 4.4 of TMM's Annual Report on Form 20-F for fiscal 2000).
4.7	Master Trust Agreement, dated as of November 30, 2001, between TMM and its Subsidiaries, as Sellers, TMM as Sellers' Representative, Guarantor and Servicer, and The Bank of New York, as Trustee (incorporated herein by reference to Exhibit 10.7 of the Registration Statement on Form F-4—Registration No. 333-14194).
4.8	Series 2001-A Supplement to Master Trust Agreement, dated as of November 30, 2001, among TMM and its Subsidiaries, as Sellers, TMM as Sellers' Representative, Guarantor and Servicer, The Bank of New York, as Trustee, and the Financial Institutions from time to time parties thereto, as Purchasers (incorporated herein by reference to Exhibit 10.8 of the Registration Statement on Form F-4—Registration No. 333-14194).
4.9	Concession title granted by the Secretaría de Comunicaciones y Transportes ("SCT") in favor of Ferrocarril del Noreste, S.A. de C.V., ("FNE"), dated December 2, 1996, together with an English translation (incorporated herein by reference to Exhibit 2.1 of the Registration Statement on Form F-4—Registration No. 333-8322).
4.10	Amendment dated February 12, 2001 of Concession title granted by SCT in favor of TFM, formerly known as FNE, December 2, 1996, together with an English translation (incorporated herein by reference to Exhibit 4.2 of TFM's Annual Report on Form 20-F for fiscal 2000).
4.11	Sale Purchase Agreement respecting Capital Stock of FNE, among the United Mexican States (through SCT), FNE and Ferrocarriles Nacionales de Mexico, S.A. de C.V. ("FNM"), dated December 2, 1996, together with an English translation (incorporated by reference herein to Exhibit 2.2 of the Registration Statement on Form F-4—Registration No. 333-8322).
4.12	Sale Purchase Agreement respecting Property and Equipment, among the United Mexican States (through SCT), FNE and FNM, dated December 2, 1996, together with an English translation (incorporated by reference herein to Exhibit 2.3 of the Registration Statement on Form F-4—Registration No. 333-8322).
4.13	Management Services Agreement between TFM and TMM dated May 1997 (incorporated herein by reference to Exhibit 10.1 of the Registration Statement on Form F-4—Registration No. 333-8322).
4.14	Management Services Agreement between TFM and KCS Transportation Company, dated May 1997 (incorporated herein by reference to Exhibit 10.2 of the Registration Statement on Form F-4—Registration No. 333-8322).
4.15	Omnibus Agreement among Grupo TFM, Caymex Transportation, Inc., TMM Multimodal, S.A. de C.V. and FNM, dated June 9, 1997, together with an English translation (incorporated herein by reference to Exhibit 10.5 of the Registration Statement on Form F-4—Registration No. 333-8322).
4.16	Credit Agreement, dated as of September 19, 2000 among TFM, the several Banks parties thereto, Westdeutsche Landesbank Girozentrale, New York Bank, as the Issuing Bank, Chase Securities Inc., as Lead Arranger, Banc of America Securities LLC and Westdeutsche Landesbank Girozentrale, New York Branch as Co-Syndication Agents and Co-Documentation Agents, and The Chase Manhattan Bank, as Administration Agent (the "Commercial Paper Credit Agreement") (incorporated herein by reference to Exhibit 4.3 of TFM's Annual Report on Form 20-F for fiscal 2000).

4.17	Amendment, dated as of December 5, 2000, to the Commercial Paper Credit Agreement (the "Commercial Paper Credit Agreement") (incorporated herein by reference to Exhibit 4.4 of TFM's Annual Report on Form 20-F for fiscal 2000).
4.18	Second Amendment, dated as of September 25, 2001, to the Commercial paper Credit Agreement (incorporated by reference to Exhibit 10.18 of the Registration Statement on Form F-4—Registration No. 333-14194).
4.19	Amended and Restated Master Trust Agreement dated as of October 25, 2002, among Grupo TMM, S.A. and its subsidiaries, as sellers, Grupo TMM, S.A. as sellers' representative, guarantor and servicer, and The Bank of New York, as trustee (incorporated by reference to Exhibit 10.19 of the Registration Statement on Form F-4—Registration No. 333-99075).
4.20	Amended and Restated Series 2001-A Supplement to Amended and Restated Master Trust Agreement, dated as of October 25, 2002, among Grupo TMM, S.A. and its subsidiaries, as sellers, Grupo TMM, S.A. as sellers' representative, guarantor and servicer, The Bank of New York, as trustee and the financial institutions from time to time parties thereto, as purchasers (incorporated by reference to Exhibit 10.20 of the Registration Statement on Form F-4—Registration No. 333-99075).
4.21	Series 2002-A Supplement dated as of October 25, 2002, among Grupo TMM, S.A. and its subsidiaries, as sellers, Grupo TMM, S.A. as sellers' representative, guarantor and servicer, The Bank of New York, as trustee and the financial institutions from time to time parties thereto, as purchasers (incorporated by reference to Exhibit 10.21 of the Registration Statement on Form F-4—Registration No. 333-99075).
4.22	Second Amended and Restated Master Trust Agreement dated as of December 10, 2002, among Grupo TMM, S.A. and its subsidiaries, as sellers, Grupo TMM, S.A., as sellers' representative, guarantor and servicer, and The Bank of New York, as trustee (incorporated by reference to Exhibit 10.22 of the Registration Statement on Form F-4—Registration No. 333-99075).
4.23	Second Amended and Restated Series 2001-A Supplement to the Second Amended and Restated Mater Trust Agreement dated as of December 10, 2002, among Grupo TMM, S.A. and its subsidiaries, as sellers, Grupo TMM, S.A., as sellers' representative, guarantor and servicer, The Bank of New York, as trustee and the financial institutions from time to time parties thereto, as purchasers (incorporated by reference to Exhibit 10.23 of the Registration Statement on Form F-4—Registration No. 333-99075).
4.24	Amendment Number One to Series 2002-A Supplement and Consent dated as of December 10, 2002, among Grupo TMM, S.A. and its subsidiaries, as sellers, Grupo TMM, S.A. as sellers' representative, guarantor and servicer, The Bank of New York, as trustee and the financial institutions from time to time parties thereto, as purchasers (incorporated by reference to Exhibit 10.24 of the Registration Statement on Form F-4—Registration No. 333-99075).
4.25	Acquisition Agreement dated as of April 21, 2003, by and among Kansas City Southern, KARA Sub, Inc., Grupo TMM, S.A., TMM Holdings, S.A. de C.V. and TMM Multimodal, S.A. de C.V. (incorporated by reference to Exhibit 10.25 of the Registration Statement on Form F-4—Registration No. 333-99075 submitted to the Securities and Exchange Commission on April 24, 2003).
4.26	Stock Purchase Agreement dated as of April 21, 2003, by and among Kansas City Southern, Grupo TMM, S.A. and Grupo TFM, S.A. de C.V. (incorporated by reference to Exhibit 10.26 of the Registration Statement on Form F-4—Registration No. 333-99075 submitted to the Securities and Exchange Commission on April 24, 2003).

4.27	Stock Purchase Agreement dated as of April 10, 2003, by and among Mexico Ports & Terminals Holdings, S.A. de C.V, SSA Mexico, Inc., División de Negocio Especializado, S.A. and Inmobiliaria TMM, S.A. de C.V. (incorporated by reference to Exhibit 10.27 of the Registration Statement on Form F-4—Registration No. 333-99075 submitted to the Securities and Exchange Commission on April 24, 2003).
8.1*	List of Subsidiaries
10.1*	Consent of PricewaterhouseCoopers, S.C. relating to the consolidated financial statements of Grupo TMM dated April 23, 2003.
12.30*	Section 906 Certification of Chief Executive Officer
12.31*	Section 906 Certification of Chief Financial Officer

*
Filed herewith.

Signatures

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, we certify that we meet all of the requirements for filing on this annual report and have duly caused this annual report to be signed on our behalf by the undersigned, thereunto duly authorized.

GRUPO TMM, S.A.
	By:	/s/ JACINTO MARINA CORTES Jacinto Marina Cortes Chief Financial Officer
Date: June 30, 2003

SECTION 302 CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Javier Segovia Serrano, certify that:

        1.     I have reviewed this annual report on Form 20-F of Grupo TMM, S.A.;

        2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

        3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

        4.     The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

          a.     designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          b.     evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

          c.     presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

        5.     The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

          a.     all significant deficiencies in the design or operation of internal controls which could adversely affect    the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

          b.     any fraud, whether or not material, that involves management or other employees who have a    significant role in the registrant's internal controls; and

        6.     The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

/s/ JAVIER SEGOVIA SERRANO Javier Segovia Serrano Chief Executive Officer

SECTION 302 CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Jacinto Marina Cortés, certify that:

        1.     I have reviewed this annual report on Form 20-F of Grupo TMM, S.A.;

        2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

        3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

        4.     The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

          a.     designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          b.     evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

          c.     presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

        5.     The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

          a.     all significant deficiencies in the design or operation of internal controls which could adversely affect    the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

          b.     any fraud, whether or not material, that involves management or other employees who have a    significant role in the registrant's internal controls; and

        6.     The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

/s/ JACINTO MARINA CORTÉS Jacinto Marina Cortés Chief Financial Officer

GRUPO TMM, S. A.
(formerly Grupo Servia, S. A. de C. V.)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2000, 2001 AND 2002

INDEX

REPORT OF INDEPENDENT ACCOUNTANTS

Mexico City, March 14, 2003

To the Board of Directors and Stockholders of
Grupo TMM, S. A.

1.
We have audited the accompanying consolidated balance sheets of Grupo TMM, S. A. ("Grupo TMM" or the "Company"), formerly Grupo Servia, S. A. de C. V., as of December 31, 2002 and 2001, and the related consolidated statements of income, of changes in stockholders' equity and of cash flows for each of the three years in the period ended December 31, 2002, all expressed in US dollars. These consolidated financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the consolidated financial statements of Transportación Marítima Mexicana, S. A. de C. V. ("TMM"), which statements reflect total revenues of 36.23% of the related consolidated totals for the year ended December 31, 2000. Those consolidated financial statements were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to information included for TMM, is based solely on the reports of the other auditors.

2.
We conducted our audits in accordance with International Auditing Standards and Auditing Standards Generally Accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with International Accounting Standards. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.
As discussed in Notes 1 and 12 to the consolidated financial statements in December 2001, Grupo TMM completed a corporate reorganization and merger, in which TMM was merged with and into Grupo TMM, its parent entity.

4.
In our opinion, based on our audits and on the report of other accountants referred to in the first paragraph on this report, the aforementioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of Grupo TMM at December 31, 2002 and 2001, and the consolidated results of their operations, the changes in their stockholders' equity and their cash flows for each of the three years in the period ended on December 31, 2002, in conformity with International Accounting Standards.

5.
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes 7, 9 and 10 to the consolidated financial statements, the Company's outstanding obligations, obligations for sale of receivables and convertible notes amounting to (in thousands of US dollars) $176,875, $56,276 and $13,295 will be or become due on May 15, 2003, on April 15, 2003 and on May 15, 2003, respectively. The Company is currently negotiating with its creditors to restructure the terms and conditions of its obligations. During the year ended December 31, 2002, Grupo TMM incurred (in thousands of US dollars) a net loss of $42,609, and at December 31, 2002 had an excess of current liabilities over current assets of $102,114. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are described in Note 17. The consolidated financial statements do not include any adjustment that might result from the outcome of this uncertainty.

6.
International Accounting Standards differ in certain material respects from Accounting Principles Generally Accepted in the United States of America. The application of the latter would have affected the determination of the net income (loss) for each of the three years in the period ended December 31, 2002, and the determination of stockholders' equity and consolidated financial position as of December 31, 2002 and 2001, to the extent summarized in Note 18 to the consolidated financial statements.

PricewaterhouseCoopers

Alberto Del Castillo V. Vilchis
Audit Partner

GRUPO TMM, S. A.

CONSOLIDATED BALANCE SHEETS
(Notes 1, 2 and 3)

(amounts in thousands of US dollars)

	December 31,
	2001	2002
Assets
Current Assets:
Cash and cash equivalents	$85,991	$61,326
Restricted cash (Note 9)	1,637	4,291
Accounts receivable, net of allowance for doubtful accounts of $17,967 and $16,623 at December 31, 2001 and 2002, respectively	151,610	138,490
Related parties (Note 11)	4,288	546
Other accounts receivable—Net	127,636	155,821
Materials and supplies	29,102	25,995
Other current assets	12,970	14,847

Total current assets	413,234	401,316
Related parties (Note 11)	16,615	30,336
Due from Mexican Government (Note 4)	81,892
Long-term account receivable		1,388
Concession rights and related assets—Net (Note 4)	1,275,177	1,231,881
Property, machinery and equipment—Net (Note 5)	693,582	730,073
Deferred costs and other assets (Note 6)	79,297	89,085
Equity investments (Note 3i.)	19,659	22,438
Deferred income taxes (Note 13)	238,751	220,675

Total assets	$2,818,207	$2,727,192

Liabilities and stockholders' equity
Short term liabilities:
Current portion of long-term debt (Note 7)	$332,958	$214,019
Suppliers	77,454	78,805
Accounts payable and accrued expenses	92,504	110,769
Related parties (Note 11)	17,655	32,695
Obligations for sale of receivables (Note 9)	2,212	56,276
Convertible notes (Note 10)		10,866

Total short-term liabilities	522,783	503,430

Long-term debt (Note 7)	953,171	1,206,828
Dividends payable	9,803	9,803
Reserve for pensions and seniority premiums (Note 15)	11,538	12,236
Obligations for sale of receivables (Note 9)	21,719	32,357
Other long-term liabilities	32,865	57,206

Total long-term liabilities	1,029,096	1,318,430

Total liabilities	1,551,879	1,821,860

Minority interest	1,089,397	765,482

Commitments and contingencies (Note 16)
Subsequent events (Note 17)
Stockholders' equity (Note 12):
Common stock	121,158	121,158
Retained earnings	73,530	36,449
Initial accumulated translation loss	(17,757)	(17,757)

Total stockholders' equity	176,931	139,850

Total liabilities and stockholders' equity	$2,818,207	$2,727,192

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO TMM, S. A.

CONSOLIDATED STATEMENTS OF INCOME
(Notes 1, 2 and 3)

(amounts in thousands of US dollars, except per share amounts)

	Year ended December 31,
	2000	2001	2002
Transportation and service revenues	$989,934	$1,000,092	$1,008,616

Costs and operating expenses:
Costs and operating expenses	692,494	707,630	717,213
Depreciation and amortization	99,888	103,319	107,410

Total costs and operating expenses	792,382	810,949	824,623

Operating income	197,552	189,143	183,993

Other income (expenses)—Net	3,693	26,769	(35,192)

Interest income	7,739	15,933	8,399
Interest expense	(165,767)	(141,103)	(163,430)
Exchange (loss) income—Net	(1,357)	2,172	(20,033)

Net comprehensive financing cost	(159,385)	(122,998)	(175,064)

Income (loss) before income taxes, minority interest and discontinued operations	41,860	92,914	(26,263)
Benefit (provision) for income taxes (Note 13)	23,048	7,150	(19,801)

Income (loss) before minority interest and discontinued operations	64,908	100,064	(46,064)
Minority interest	(57,643)	(91,139)	3,455

Income (loss) from continuing operations	7,265	8,925	(42,609)
Net loss from discontinued operations (Note 2)	(5,535)

Net income (loss) for the period	$1,730	$8,925	($42,609)

Income (loss) per share from continuing operations	$0.417	$0.477	($0.748)
Net loss per share from discontinued operations	(0.318)

Net income (loss) for the period per share (Notes 3q. and 12)	$0.099	$0.477	($0.748)

Weighted average number of shares outstanding (thousands) for the period	17,442	18,694	56,963

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO TMM, S. A.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
(Notes 1, 2, 3 and 12)

(amounts in thousands of dollars)

	Number of common shares outstanding	Common stock	Retained earnings (Deficit)	Initial accumulated translation loss	Total
Balance at December 31, 1999	17,441,590	$29,900	($4,494)	($17,757)	$7,649
Net income for the period			1,730		1,730

Balance at December 31, 2000	17,441,590	29,900	(2,764)	(17,757)	9,379
Capital stock increase of December 7, 2001	4,412,914	33,411			33,411
Capital stock spin-off of December 7, 2001		(7,738)			(7,738)
Capital stock increase of December 21, 2001	35,108,633	65,585			65,585
Other effects of merger			67,369		67,369
Net income for the period			8,925		8,925

Balance at December 31, 2001	56,963,137	121,158	73,530	(17,757)	176,931
Convertible warrant (Note 10)			5,528		5,528
Net loss for the period			(42,609)		(42,609)

Balance at December 31, 2002	56,963,137	$121,158	$36,449 (1)	($17,757)	$139,850

(1)
Includes $4,172 of statutory reserve.

The accompanying notes are an integral part of these consolidated financial statements.

	Year ended December 31,
	2000	2001	2002
Cash flows from operating activities:
Income (loss) from continuing operations	$7,265	$8,925	($42,609)

Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	99,888	103,319	107,410
Other amortizations	2,537	4,149	4,370
Amortization of discount on senior secured debentures, obligations and commercial paper	45,665	49,531	29,832
Amortization of deferred financing cost	14,307	3,498	5,140
(Benefit) provision for income taxes	(23,048)	(7,150)	19,801
Other provisions			934
Provision for doubtful accounts, pension and others	26,098	3,016	5,091
Minority interest	57,643	91,139	(3,455)
Loss on sale of property, machinery and equipment—Net	7,854	6,928	4,075
Gain on sale of shares of subsidiaries	(33,337)
Gain on transfer of concession rights—Net		(60,744)
Changes in assets and liabilities:
Restricted cash		(1,637)	(2,654)
Accounts receivable	(20,151)	(39,695)	9,291
Other accounts receivable and related parties	13,467	(44,389)	(25,053)
Material and supplies	(2,788)	508	3,107
Other current assets	2,778	930	(1,877)
Accounts payable and accrued expenses	3,992	2,998	5,688
Other non-current assets and long-term liabilities	(14,370)	(21,260)	(21,385)

Total adjustments	180,535	91,141	140,315

Net cash provided by operating activities	187,800	100,066	97,706

Cash flows from investing activities:
Sale of property, machinery and equipment	29,728	11,808	4,299
Acquisition of property, machinery and equipment	(82,090)	(105,907)	(106,971)
Acquisition of marketable securities	(27,126)
Sales of marketable securities	31,666
Sales of shares of subsidiaries	126,729	2,543
Acquisitions of associated companies	(4,016)	(4,422)	(200,251)
Other	(19,310)

Net cash provided by (used in) investing activities	55,581	(95,978)	(302,923)

Cash flows from financing activities:
Proceeds from revolving credit facility	15,102
Payments under revolving credit facility	(100,100)
Payments under capital lease obligation	(12,174)	(4,292)	(372)
Bank borrowings—Net	14,585	(864)	122,011
Payments under commercial paper		(55,000)	(659,001)
Proceeds from commercial paper	280,662	29,844	464,004
Senior notes proceeds			177,491
Payments under long-term debt	(429,029)
Convertible notes proceeds—Net			13,295
Cash (paid) received from sale of accounts receivable—Net	(20,000)	23,931	64,702
Dividends paid to minority stockholders	(260)	(5,773)	(1,578)
Other	544	1,734

Net cash (used in) provided by financing activities	(250,670)	(10,420)	180,552

Net decrease in cash and cash equivalents	(7,289)	(6,332)	(24,665)
Cash and cash equivalents at beginning of the period	99,612	92,323	85,991

Cash and cash equivalents at end of the period	$92,323	$85,991	$61,326

Supplemental cash disclosures:
Interest paid	$107,698	$73,192	$107,511

Income tax and asset tax paid	$1,012	$1,943	$1,741

Convertible notes (non-cash transaction)			$5,528
Due from Mexican Government		$81,892	$(93,555)
Assets acquired through capital lease obligations	$496	$2,448	$750
Capital stock increase (non-cash transaction)		$98,996
Capital stock spin-off (non-cash transaction)		$7,738
Other effects of merger (non-cash transaction)		$67,369

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO TMM, S. A.
(formerly Grupo Servia, S. A. de C. V.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000, 2001 AND 2002
(amounts in thousands of US dollars except number of shares)

NOTE 1—THE COMPANY:

        Grupo TMM, S. A. ("Grupo" or the "Company") is a Mexican company whose main activity is providing maritime, land and rail freight transportation, storage and agent services, as well as attending to cruise ships and other similar activities appropriate to the shipping and cargo transport business. Due to the nationality of some of the subsidiaries and the activities in which they are engaged, Grupo and its subsidiaries are subject to the laws and ordinances of other countries, as well as international regulations governing maritime transportation and the disposal of contaminating waste into the environment.

        At the Extraordinary General Stockholders' Meeting held on March 15, 2001, the Company changed its name from Grupo Servia, S.A. de C.V. to Grupo TMM, S.A. de C.V.

        At the Extraordinary General Stockholders' Meeting held on August 20, 2002, the Company reclassified its Series "L" shares of stock as Series "A" shares, eliminating the variable portion of the capital stock and changing its registered name from Grupo TMM, S.A. de C.V. to Grupo TMM, S.A. (See Note 12).

        Grupo wholly owns the shares comprising the capital stock of the following companies:

Compañía Arrendadora TMM, S. A. de C.V. and subsidiaries
Contrataciones Marítimas, S. A. de C.V.
Inmobiliaria TMM, S. A. and subsidiaries
Línea Mexicana TMM, S. A. de C.V. and subsidiaries
Operadora de Apoyo Logístico, S. A. de C.V. and subsidiaries
Operadora Marítima TMM, S. A. de C.V.
Servicios en Puertos y Terminales, S. A. de C.V. and subsidiaries
Taxi Aéreo TMM, S. A. de C.V.
División de Negocios Especializados, S.A. and subsidiaries (formerly Transportes Marítimos del Pacífico, S.A.)
Transportes Marítimos México, S.A. and subsidiaries
TMM Holdings, S.A. de C.V. and subsidiaries
TMM División Puertos, S.A. de C.V. and subsidiary
Terminal Marítima de Tuxpan, S.A. de C.V.
Comercializadora Internacional de Carga, S.A. de C.V. and subsidiary (as from March 2002)

        Grupo also holds an equity interest in the following consolidated subsidiaries:

	Percentage of ownership at December 31,
	2001	2002
Administración Portuaria Integral Acapulco, S. A. de C. V.	51	51
Comercializadora Internacional de Carga, S. A. de C. V. and subsidiary (until February 2002)	51	(a	)
Seamex International, Ltd. (Liberia) and subsidiaries	60	60
Servicios Administrativos Portuarios, S. A. de C. V.	51	51
Servicios Administrativos en Puertos y Terminales, S. A. de C. V. (merged into TMM Puertos y Terminales, S. A. de C. V. on July 2002)	51
TMM Multimodal, S. A. de C. V. and subsidiaries (until August 2002)	96.64	(b	)
TMM Puertos y Terminales, S. A. de C. V. (until December 2002)	51	(c	)

a)
On February 28, 2002, Grupo acquired the 49% controlling interest in Comercializadora Internacional de Carga, S. A. de C. V. ("CIC") held by J.B. Hunt Transport, Inc. ("JB Hunt"). The purchase price was $22.5 million compared to the book value of $18,000. The excess over the book value in the amount of $4.5 million, was recorded as goodwill, which will be amortized over a period of 20 years. At December 31, 2002 the balance due was $13,545 for which three promissory notes were signed expiring on June 30, 2003, 2004 and 2005, respectively.

b)
On August 12, 2002, Grupo created a Mexican subsidiary named TMM Holdings, S.A. de C. V. ("TMM Holdings") into which it transferred its 96.64% controlling interest in its subsidiary TMM Multimodal, S. A. de C. V. ("TMM Multimodal"). TMM Holdings will irrevocably and unconditionally guarantee the debt refinancing contemplated by Grupo of its Notes due 2003 and Notes due 2006. (See Note 7).

c)
On December 30, 2002, TMM Division Puertos, S. A. de C.V. ("TMM Division Puertos"), a wholly-owned Mexican subsidiary, was incorporated, into which the shares of TMM Puertos y Terminales, S. A. de C. V. ("TMMPyT") were transferred in order to guarantee the obligations for sales of receivables. (See Note 9).

        On February 27, 2002, Grupo and Kansas City Southern ("KCS") announced that they had agreed to sell Mexrail, Inc. ("Mexrail") and its wholly owned subsidiary, The Tex-Mex Railway, to TFM, S. A. de C. V. ("TFM") for an aggregate price of $64 million ($32.6 million to Grupo and $31.4 million to KCS). The sale was completed on March 27, 2002 resulting in a gain on dilution for Grupo amounting to $8.1 million, and is recorded in minority interest in the consolidated statement of income. As a result, Mexrail, with its wholly owned subsidiary, The Tex-Mex Railway, became wholly owned subsidiaries of TFM. TFM now controls the operation and dispatching of the entire international rail bridge of Nuevo Laredo, Tamaulipas and Laredo, Texas.

        Additionally, on July 29, 2002, TFM purchased the 24.6% non-voting interest in Grupo Transportacion Ferroviaria Mexicana ("Grupo TFM"), previously held by the Mexican Government (the "Government") for an aggregate price of $256.1 million. The payment for the call option shares was financed through (1) a portion ($162,575) of the proceeds of the issuance of $180,000 of debt securities by TFM (See Note 7) and approximately $93.5 million was applied against note receivables from the Government.

        Grupo TFM is a non-operating holding company whose most important operations and assets are the investment in TFM. TFM was incorporated by the Government in November, 1996 under the privatization of the railway system.

        The railway system for the north east of the country (the "TFM Route") is comprised of approximately 2,641 (excluding the 20 miles of the Griega-Mariscala stretch, see Note 4) miles of track which form a strategically link between Mexico and the North American Free Trade Agreement corridor. The TFM Route directly links Mexico City and Monterrey (as well as Guadalajara through trackage rights) with the ports of Lázaro Cárdenas, Veracruz and Tampico, and the Mexican/United States border crossings of Nuevo Laredo, Tamaulipas—Laredo, Texas and Matamoros, Tamaulipas—Brownsville, Texas.

Merger

        In December 2001, the Boards of Directors of Transportación Marítima Mexicana ("TMM") and Grupo unanimously approved the corporate reorganization and merger, in which TMM was merged with and into Grupo. Each holder of TMM stock, after the merger, continued to own, as a shareholder of Grupo, the same relative economic interest in Grupo as it owned in TMM. As a result of this merger, the capital stock and the retained earnings of Grupo increased by $65,585 and $67,369, respectively. Resulting from the issuance of shares to the previous minority shareholders of TMM, who subsequent to the merger, became shareholders of Grupo (See Note 12).

        In preparation for the merger, the shareholders of Grupo approved the split-up of Grupo into two companies, Grupo and a newly formed corporation, Promotora Servia, S.A. de C.V. ("Promotora Servia"). Under the terms of the split-up, Grupo transferred all of its assets, rights and privileges (other than its interest in TMM) and all of its liabilities to Promotora Servia.

        The terms of the reorganization are set forth in the merger agreement signed on December 3, 2001 by and between TMM and Grupo. The Merger Agreement provided for the merger of TMM with and into Grupo, with Grupo, the surviving company. Under the terms of the merger agreement, all of the assets, privileges and rights, and all of the liabilities of TMM were transferred to Grupo upon the effectiveness of the merger on December 26, 2001.

        Since the above corporate reorganization and merger was a transaction between entities under common control, the transaction, for financial reporting purposes, has been accounted for on a historical cost basis in a manner similar to a pooling of interest.

        The merger is also part of a broader Company-wide restructuring plan launched by Grupo's management in 1998 with the strategic objectives of (i) divesting under-performing businesses and continuing the expansion of historically higher-margin businesses, (ii) continuing the development of Grupo as the largest Mexican provider of an integrated array of transportation and logistics services, and (iii) streamlining Grupo's corporate structure to realize certain financial and corporate governance efficiencies.

        The operations that were not corresponding to the new structure and operation of the Company and which were spun-off in conjunction with the merger, are presented as discontinued operations in the accompanying consolidated financial statements. See Note 2b.

Going concern

        The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern as discussed in Notes 7, 9 and 10 to the consolidated financial statements, the Company's outstanding obligations, obligations for sale of receivables and convertible notes amounting to $176,875, $56,276 and $13,295 will be or become due on May 15, 2003, on April 15, 2003 and on May 2, 2003, respectively. The Company is currently negotiating with its creditors the terms and conditions of its obligations. During the year ended December 31, 2002, Grupo incurred a net loss of $42,609 and at December 31, 2002 had an excess of current liabilities over current assets of $102,114. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are described in Note 17. The consolidated financial statements do not include any adjustment that might result from the outcome of this uncertainty.

NOTE 2—RESTRUCTURING AND DISCONTINUED OPERATIONS:

a.     Restructuring

Port business

        In October 2000, Grupo sold to SSA International Inc. ("SSA") 35.2% of its investment in Operadora Portuaria TMM, S.A. de C.V., for US$41.3 million as a part of the restructuring of the port business. This transaction generated a gain of $24,944, which is shown in the statement of income under other income (expenses)—Net.

        On June 21, 2001, Grupo and SSA, a strategic partner, signed an addendum to the master contract and signed a stockholders' agreement to take all the necessary steps to consolidate the operations and assets of Grupo's Ports Division into an organized corporation denominated TMMPyT, in which Grupo would hold an equity interest of 51%, and SSA the remaining 49%.

b.     Discontinued operations

        At the end of 1999, Grupo agreed to sell its 50% equity interest in Americana Ships, Ltd ("ASL") to CP Ships Holdings, Inc. ("CP Ships") for $65 million. The operation was concluded in the first quarter of 2000. The transfer of rights and benefits took effect as of January 1, 2000. This transaction was presented as a discontinued operation in the consolidated financial statements.

        The final result of this operation was a loss of $134,709, of which $129,674 was recorded in 1999 and $5,035 in 2000; the latter figure represents the amount by which the definitive loss on the sale of this segment exceeded the estimated amount in 1999.

        Below are the income, expenses and results of the above-mentioned discontinued operations as well as those being transferred to Promotora Servia as described in Note 1 for the year ended December 31, 2000:

	ASL	Promotora Servia	Total
Service income		$6,915	$6,915
Operating cost and expenses		(5,083)	(5,083)

Operating income		1,832	1,832
Financing cost		(9,305)	(9,305)
Other (expenses) income—Net	$(5,035)	14,385	9,350

(Loss) income before taxes and minority interest	(5,035)	6,912	1,877
Current and deferred taxes		(7,497)	(7,497)
Minority interest		85	85

Loss on discontinued operations	$(5,035)	$(500)	$(5,535)

Administrative service agreement with Promotora Servia

        In connection with the restructuring described in Note 1, TMM and Grupo entered into an agreement to terminate the management services agreement between TMM and Grupo that had been in effect since January 15, 1991. Under this agreement, TMM was obligated to pay Grupo, 1% of the TMM's net consolidated revenues, excluding TFM's revenues. The termination agreement, dated October 11, 2001 provides for the payment by TMM to Grupo of $17.5 million on or before September 7, 2002. This contract was renewed and the new payment day must be on April 30, 2003. This agreement was transferred to Promotora Servia, the company arising from the Grupo's spin-off. (See Notes 1 and 11).

        Additionally, on December 14, 2001 TMM and Grupo signed an agreement for the collection rights derived from the benefits of the tax consolidation amounting to $9.4 million which is payable to Promotora Servia at latest on April 30, 2003. (See Notes 1 and 11).

NOTE 3—SUMMARY OF ACCOUNTING POLICIES AND PRACTICES:

        Grupo and subsidiaries prepare their financial statements in accordance with International Accounting Standards ("IAS") expressed in US dollars, the currency in which most transactions and a significant portion of their assets and liabilities arose and/or are denominated. The Mexican National Banking and Securities Commission approved this method in 1985. The initial effect of conversion to US dollar as the functional currency is shown as a debit of $17,757 in the statement of changes in stockholders' equity of Grupo.

        The IAS differ in certain material respect from those under United States of America Generally Accepted Accounting Principles ("U.S. GAAP"). (See Note 18).

        Grupo and subsidiaries are also required to keep books and records in Mexican pesos for tax purposes.

        The most significant accounting policies are described below:

a.
Consolidation basis

        The consolidated financial statements include the accounts of Grupo and its subsidiaries. All intercompany balances and transactions have been eliminated. Grupo consolidates the companies in which it holds 51% or more direct or indirect participation and/or has control.

b.
Translation

        Monetary assets and liabilities denominated in other currencies are translated into US dollars using current exchange rates. Differences arising from fluctuations in exchange rates between the dates on which transactions are entered into and those on which they are settled, or the balance sheet date, are applied to income. Non-monetary assets and liabilities denominated in other currencies are translated into US dollars at the historical rate of exchange in effect on the date they are entered into. The capital stock and minority interest are translated at the historical exchange rate. Results of operations are mainly translated at the monthly average exchange rates. Depreciation and amortization of non-monetary assets are translated at the historical exchange rate.

        c.    Cash and cash equivalents

        Cash and cash equivalents represent highly liquid interest-bearing deposits and investments with and original maturity of less than three months and are stated at cost plus interest earned.

        d.    Restricted cash

        It represents the amount required to guarantee the quarterly payments according to the agreements of obligations for sale of receivables. (See Note 9).

        e.    Materials and supplies

        Materials and supplies consist mainly of fuel and items for maintenance of property and equipment, are valued at the lower of the average cost or market.

        f.    Concession rights and related assets

        Costs incurred by Grupo TFM to acquire the concession rights and related assets were capitalized and are amortized on a straight-line basis over the estimated useful lives of the related assets and rights acquired (see Note 4). The purchase price to acquire the concession rights and related assets was allocated to the identifiable assets acquired and liabilities assumed in connection with the privatization process (see Note 4) based on their estimated fair value.

        The assets acquired and liabilities assumed include:

  (i)
  The tangible assets acquired pursuant to the asset purchase agreement, consisting of locomotives, rail cars and material and supplies;

  (ii)
  The rights to utilize the right of way, track structure, buildings and related maintenance facilities of the TFM lines;

  (iii)
  The 25% equity interest in the company established to operate the Mexico City rail terminal facilities; and

  (iv)
  Capital lease obligations assumed.

        Other concession rights (mainly those related with partial assignment agreements of ports) correspond to payments made for the rights to operate them, they are stated at cost, and are amortized over the terms specified in the agreements.

        g.    Property, machinery and equipment

        TFM's machinery and equipment acquired through the asset purchase agreement were initially recorded at their estimated fair value. Subsequent acquisitions are stated at cost. Depreciation is calculated by the straight-line method based on the estimated useful lives of the respective fixed assets. (See Note 5).

        The other property, machinery and equipment are stated at construction or acquisition cost. Acquisitions through capital leases or charter arrangements with an obligation to purchase are capitalized based on the present value of future minimum payments, recognizing the related liability (see Note 16). The construction cost of vessels is determined by adding the accrued interest during the construction period to the agreed price. Depreciation of vessels, containers and tractor trucks is computed using the straight-line method based on the useful lives of the assets net of the estimated salvage value. Depreciation of other fixed assets is computed using the straight-line method based on the estimated useful lives of the assets.

        Recurring maintenance is expensed as incurred, whereas the reconstruction of locomotives and major repairs on vessels are amortized over the period that benefits are expected to be derived (eight years for locomotives and two to three years for vessels).

        h.    Deferred costs

        These represent deferred costs that benefit a period of more than one year. Such costs are amortized over a period ranging from 3 to 12 years using the straight-line method (see Note 6). They also include fees and other related expenses paid by the Company to obtain long-term debt. These costs are amortized by the effective-interest method during the outstanding period of such long-term debt.

        i.    Equity investments

        Equity investments of less than 20% are valued at cost. Equity investments in associated companies are valued using the equity method. The carrying value of equity investments are periodically reviewed for impairment.

        j.    Deferred income tax

        Deferred income tax is determined under the full liability method.

        Under this method, the Company is required to establish a provision for deferred income taxes on the tax indexation of certain non-current assets and, in relation to an acquisition, on the difference between the acquisition cost of the net assets acquired and their tax base.

        k.    Derivative financial instruments

        The Company enters into financial and commodity derivative instruments as a part of its risk management program including currency exchange contracts, interest rate arrangements, and U.S. based fuel futures. These contracts are marked to market and accordingly gains and losses related to such transactions are recognized in results of operations on a monthly basis. (See Note 8).

        l.    Seniority premiums

        Pension and seniority premium costs are recognized based on actuarial computations as services are rendered. (See Note 15).

        Other compensation based on length of service to which employees may be entitled in the event of dismissal or death, in accordance with the Mexican Federal Labor Law, are charged to income in the year in which they become payable.

        m.    Foreign currency position

        At December 31, 2001 and 2002, the Company had monetary assets and liabilities denominated in currencies other than the US dollar, determined at the interbank exchange rate, as follows:

	December 31,
	2001	2002
Assets	$262,967	$188,434
Liabilities	(93,543)	(112,468)

	$169,424	$75,966

        At December 31, 2001 and 2002 the exchange rate was Ps9.18 and Ps10.45 per US dollar, respectively. On March 14, 2003, date of issuance of the audited consolidated financial statements, the exchange rate was Ps10.81 per US dollar.

        n.    Recognition of revenues and costs

        Voyage revenues and costs are recognized in income in the period in which the voyage is completed. Revenues and costs associated with voyages in process are deferred and recognized at the conclusion of the voyage.

        Revenues and costs associated with trucking transportation services and other non-maritime transactions are recognized at the time the services are rendered.

        Railroad revenue is recognized proportionally as a shipment moves from origin to destination.

        o.    Intangible assets and long-lived assets

        The carrying value of intangible assets and long-lived assets are periodically reviewed by the Company and impairments are recognized when the expected future operating cash flows undiscounted and without interest charges derived from such intangible assets and long-lived assets are less than their carrying value.

        p.    Minority interest

        Represents the percentage of interest of joint ventures in the subsidiaries of Grupo.

        q.    Net income per share

        Net income per share is calculated based on the weighted average number of shares outstanding during the year. The weighted average number of shares outstanding for the years ended December 31, 2000, 2001 and 2002 was 17,441,590, 18,693,635 and 56,963,137, respectively. The weighted average number of shares has been retroactively adjusted for 15.06 for one reverse stock split that occurred on October 31, 2001. (See Note 12).

        r.    Concentration of risk

        An important source of the Company's revenues are generated by the automotive industry, which is made up of a relatively small number of customers. Not one single client represents individually more than 10% of the total revenues.

        s.    Use of estimates

        The preparation of financial statements requires Management to make estimates and assumptions that could affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

        t.    Comprehensive income (loss)

        Comprehensive income (loss) includes certain changes to stockholder' equity not affecting net income (loss) and not related to capital payments, dividend payments or similar transactions with the shareholders. The comprehensive income (loss) for the Company, for all periods presented, is equal to the net income (loss), as there are no other items of comprehensive income (loss), except for the initial accumulated translation loss recorded in stockholders' equity.

        u.    Reclassifications

        Certain figures of the years 2000 and 2001 were reclassified according to 2002 figures.

NOTE 4—CONCESSION RIGHTS AND RELATED ASSETS:

        Under the terms of TFM's concession, TFM has the right to use and the obligation to maintain the right of way, track structure, buildings and related maintenance facilities. Ownership of such property and fixtures, however, has been retained by the Government.

        Additionally, the partial assignment agreements to operate ports, establish that the Company has the right to operate and obligation to maintain the corresponding port facilities. At the end of the agreements, the assets will be transferred to the Government.

        Thus, the TFM concession rights and the partial assignment agreements establish rights in favor of the Government. (See Note 16).

        Concession rights and related assets are summarized below:

	December 31,
			Estimated useful lives (years)
	2001	2002
Land	$132,878	$132,878	50
Buildings	33,113	33,113	27-30
Bridges	75,350	75,350	41
Tunnels	94,043	94,043	40
Rail	317,268	317,268	29
Concrete and wood ties	137,351	137,351	27
Yards	106,174	106,174	35
Ballast	107,189	107,189	27
Grading	391,808	391,808	50
Culverts	14,942	14,942	21
Signals	1,418	1,418	26
Others	61,792	61,792	5-50

TFM Route	1,473,326	1,473,326
International cruise ship terminal on
Cozumel Island	7,148	7,148	20
Integral Acapulco Port Administration	6,783	6,783	25
Tugboats in the Port of Manzanillo	2,170	2,170	10
Manzanillo Port	2,589	2,589	20
Progreso Port	4,577	4,577	20

	1,496,593	1,496,593
Accumulated amortization	(221,416)	(264,712)

Concession rights and related assets—Net	$1,275,177	$1,231,881

        Amortization of concession rights was $41.5 million, $41.2 million and $41.4 million for the years ended December 31, 2000, 2001 and 2002, respectively.

        On February 9, 2001, the Ministry of Communications and Transport ("SCT") issued Statement 4.123. Under this statement, the SCT and TFM agreed to transfer a line of the two-way Griega-Mariscala stretch to the Government in order to be included in the North Pacific concession. In return for this stretch, TFM recorded a receivable from the Government in the amount of $85,226, which was applied against the purchase price of the 24.6% Grupo TFM?s capital stock owned indirectly by the Government through Ferrocarriles Nacionales de México ("FNM") and Nacional Financiera, S.N.C. During 2001, the Company recognized a net gain related with this transaction of approximately $60,744, which was credited to other income (expenses)—Net in the consolidated statement of income.

        Government payment was restated in accordance with an appraisal performed by the "Comisión de Avalúos de Bienes Nacionales", until the payment date.

        On February 12, 2001, the SCT modified the concession title granted to TFM to the transfer of the Griega-Mariscala stretch described above, and authorized the dismantling of the catenary running over the route between Huehuetoca State of Mexico and the City of Querétaro.

NOTE 5—PROPERTY, MACHINERY AND EQUIPMENT:

	December 31,		Estimated useful
	2001	2002	lives (years)
Railroad equipment	$648,247	$701,285	8—25
Accumulated depreciation	(144,855)	(181,455)

	503,392	519,830

Vessels	64,337	60,211	25
Accumulated depreciation	(33,164)	(31,891)

	31,173	28,320

Buildings and installations	27,141	27,016	20 and 25
Warehousing equipment	152	152	10
Computer equipment	9,360	9,897	3 and 4
Terminal equipment	24,021	28,945	10
Ground transportation equipment	39,433	39,069	4, 5 and 10
Other equipment	48,798	49,714	5

	148,905	154,793
Less accumulated depreciation	(67,326)	(77,199)

	81,579	77,594
Land	53,968	54,129
Construction in progress	23,470	50,200

	159,017	181,923

	$693,582	$730,073

        Pursuant to the asset purchase agreement, TFM obtained the right to acquire locomotives and rail cars and various materials and supplies formerly owned by FNM. TFM also agreed to assume the outstanding indebtedness, as of the commencement of operations, relating to certain locomotives originally acquired by FNM under capital lease arrangements. Legal title to the purchased assets was transferred to TFM at that time.

        Depreciation of property, machinery and equipment was $49.4 million in 2000, $51.8 million in 2001 and $55.5 million in 2002.

NOTE 6—DEFERRED COSTS AND OTHER ASSETS:

        These items are as follows:

	December 31,		Estimated useful
	2001	2002	lives (years)
Debt issuance commissions and expenses	$61,310	$97,610	3-12
Dry-docks (major vessel repairs)	8,669	6,204	5
Capitalized software	3,482	3,905	5
Other deferred costs	41,483	48,476	10
Goodwill	19,251	7,720	10 a 31

	134,195	163,915
Accumulated amortization	(59,792)	(78,179)

	74,403	85,736
Guarantee deposit	2,800	892
Other assets	2,094	2,457

	$79,297	$89,085

        In 2002, TFM completed a solicitation of consents of holders of 10.25% Senior Notes due 2007 and 11.75% Senior Discount Debentures due 2009 senior notes and its debentures to an amendment providing for certain changes to the "Limitation on Restricted Payments", "Limitation on Indebtedness", and "Limitation on Liens" covenants in each of the indentures pursuant to which the securities were issued. TFM obtained the requisite consents and paid a fee of $16,972 to allow it to issue additional $180,000 in new debt and to purchase the call option shares in Grupo TFM held by the Government. (See Note 7).

        The Company incurred and capitalized $25.1 million in consent and professional services fees in connection with the issuance of these notes and are being amortized based on the interest method over the term of the senior notes.

        During 2001 and 2002 the Company incurred in expenses in connection with the agreement of the obligations for the sale of receivables with the Bank of New York, N.A. ("Bank of N. Y.") as mentioned in Note 9. At December 31, 2001 and 2002, the Company had capitalized $3,192 and $5,838, respectively. These expenses are being amortized based on the interest method over the term of the contracts.

        Amortization of deferred costs and other assets was $25.8 million in 2000, $17.8 million in 2001 and $21.5 million in 2002.

NOTE 7—FINANCING:

        Total debt is summarized as follows:

	December 31,
	2001	2002
Senior discount debentures(1)	$443,501	$443,501
Senior notes(2)	150,000	150,000
Senior notes(3)		180,000
Commercial paper(4)	265,000
Commercial paper(5)		122,000
Obligations(6)	200,000	200,000
Obligations(7)	176,875	176,875
Europaper(8)	60,800
Europaper(9)		14,900
Bank Loan(10)		128,000
Bank Loan(11)	4,286	3,297
Bank Loan(12)	5,000
Capital lease obligations	2,836	3,219
Other	2,000	2,000

Total debt	1,310,298	1,423,792
Less:
Discount on senior discount debentures, obligations and commercial paper	(24,169)	(2,945)
Current portion	(332,958)	(214,019)

Long-term bank loans and other long-term obligations	$953,171	$1,206,828

(1)
Senior discount debentures ("SDD") (TFM)—

  The US dollar denominated SDD were sold in June 1997, at a substantial discount from their principal amount of $443,501, and no interest will be payable thereon prior to June 15, 2002. The SDD will mature on June 15, 2009. The price of the SDD represents a yield to maturity of 11.75% fixed rate, computed on the basis of semiannual compounding and maturing on June 15, 2009. The SDD are redeemable at the option of TFM, in whole or in part, at any time on or after June 15, 2002, at the redemption prices shown in the next page (expressed in percentage of principal amount at maturity), plus accrued and unpaid interest, if any. The unamortized discount at December 31, 2001 amounted to $22,563.

Year	Senior discount debenture redemption price
2002	105.8750%
2003	102.9375%
2004 and thereafter	100.0000%

(2)
Senior notes (TFM)—

  In June 1997 TFM issued US dollar denominated securities bearing interest semiannually at a fixed rate of 10.25% and maturing on June 15, 2007.

(3)
Senior notes (TFM)—

  In June 2002, TFM issued senior notes for an aggregate principal amount of $180,000. The senior notes are denominated in dollars, bear interest semi-annually at a fixed rate of 12.50% and mature on June 15, 2012. The senior notes are redeemable at TFM's option on or after June 15, 2007 and, subject to certain limitations, at any time in the event of certain changes in Mexican tax law. The senior notes were issued at a discount of $2.5 million which is being amortized based on the interest method over its term. The unamortized discount at December 31, 2002 amounted to $2,376.

(4)
Commercial paper (TFM)—

  On September 17, 2002, the total amount of the commercial paper was due and TFM entered into two new bank facilities provided by a consortium of banks for an aggregate amount of $250 million in order to refinance the $310,000 commercial paper program. TFM repaid the remaining $60 million of indebtedness outstanding under the former commercial program. The unamortized discount at December 31, 2001 amounted to $362.

(5)
Commercial paper (TFM)—

  The commercial paper program consists of a two-year facility in the amount of $122,000, which is supported by a letter of credit issued under the Standard Chartered Bank. The new commercial paper facility allows TFM to draw-down advances from time to time, subject to certain terms and conditions. The amortized discount at December 31, 2002 amounted to $162.

(6)
Ten-year instruments (Grupo) bearing 10.25% annual interest (10.00% annually up to November 14, 2000) through November 15, 2006. The unamortized discount at December 31, 2001 and 2002 amounted to $351 and $276, respectively.

(7)
Obligations (Grupo) over a ten-year term, bearing interests at the rate of 9.50% (9.25% annually up to November 14, 2000), up to May 15, 2003, with the option to pay all or part as from May 15, 1998. The unamortized discount at December 31, 2001 and 2002 amounted to $52 and $14, respectively.

  Currently, the Company is requesting the consents of the holders of the obligations mentioned in (6) and (7) to extend the term of the payment of both. At the date of issuance of these audited consolidated financial statements the consents have not been obtained.

  For compliance with the conditions for obligations (6) and (7) above, as follows the condensed consolidated balance sheets and results of operations of Grupo and subsidiaries, accounting for Grupo TFM and subsidiary under the equity method of accounting.

	Condensed consolidated balance sheets
	December 31,
	2001	2002
Total current assets	$168,586	$172,108
Concession rights and related assets—Net	17,586	16,394
Property, machinery and equipment—Net	183,980	120,707
Investment in Grupo TFM	406,309	386,165
Deferred taxes	105,264	119,702
Other assets	60,249	33,157

Total assets	$941,974	$848,233

Total short-term liabilities	$238,084	$363,724
Total long-term liabilities	419,375	257,844

Total liabilities	657,459	621,568

Minority interest	107,584	86,815

Capital stock	121,158	121,158
Retained earnings	55,773	18,692

Total stockholders' equity	176,931	139,850

Total liabilities and stockholders' equity	$941,974	$848,233

	Condensed consolidated statements of income for the year ended December 31,
	2001	2002
Revenue from freight and services	$343,932	$327,495
Total operating expenses	310,703	299,163

Operating income	33,229	28,332
Other expenses—Net	(7,869)	(5,429)
Comprehensive financing cost	(43,212)	(60,910)

Loss before deferred income tax benefit, minority interest, interest in TFM and discontinued operations	(17,852)	(38,007)
Deferred income tax benefit	11,824	10,416
Minority interest	(17,701)	(8,898)
Interest in TFM	32,654	(6,120)

Net income (loss) for the period	$8,925	$(42,609)

(8)
Issue of Europaper (Grupo) with maturities from January 31 through June 11, 2002 and annual interest rates ranging from 10% and 10.875%.

(9)
Issue of Europaper (Grupo) with maturities from January 7 through February 27, 2003 and annual interest rate of 10%. The unamortized discount at December 31, 2002 amounted to $117.

(10)
The term loan facility (TFM) is a four-year term loan in the amount of $128,000. The term loan is payable in semi-annual installments beginning in September 2003 and ending in September 2006 and bearing interest at Libor plus applicable margin (4.4% at December 31, 2002).

(11)
Loan (Grupo) with Banco Invex bearing 10% interest (12.75% until April 18, 2002 and 11.35% until October 3, 2002), maturing on December 21, 2005. The unamortized discount at December 31, 2001 amounted to $841.

(12)
Loan (Grupo) with Banco Invex which matured on October 18, 2002.

Covenants

        The agreements related to the above-mentioned loans include certain affirmative and negative covenants and maintenance of certain financial conditions, including, among other things, dividend and other payment restrictions affecting restricted subsidiaries, limitation on affiliate transactions and restrictions and asset sales, with which Grupo and subsidiaries were in compliance at December 31, 2002.

        Interest expense amounted to $149,022, $133,501 and $148,027 for the years ended December 31, 2000, 2001 and 2002, respectively. Average interest rate paid was 9.70% in 2000, 10.06% in 2001 and 8.8% in 2002.

Total maturity of the long-term debt at December 31, 2002

Year ending	December 31, 2002
2004	$160,052
2005	38,040
2006	236,577
2007	281
2008 and thereafter	771,878

$1,206,828

NOTE 8—FINANCIAL INSTRUMENTS:

Interest rate agreements

        During the years ended December 31, 2000 and 2001, the Company entered into various types of interest rate contracts in managing its interest rate risk. The Company used interest rates swaps to reduce the potential impact of increases in its interest rates under its long-term debt described in Note 7 and on rental payments for the leasing of the vessels "Tepozteco II" and "Aya II".

        As a condition to certain debt which was paid in 2000, the Company entered into an interest rate swap, which expired on March 10, 2000. At the expiration date, the Company recognized an additional cost of approximately $200. With respect to the vessels described above, the Company has contracted 5.50% annual LIBOR interest rate swaps which matured on March 30, 2001. The benefit derived from these operations was $151 and $12 in 2000 and 2001, respectively.

Fuel swap contracts

        TFM seeks to assure itself of more predictable fuel expenses through U.S. fuel swap contracts. Hedge positions are also closely monitored to ensure that they do not exceed actual fuel requirements in any period.

        As of December 31, 2002 TFM had ten swap contracts outstanding for 5,000,083 gallons of fuel which expired on January and February 2003. The realized gain was $1,548 and TFM has only recorded at December 31, 2002 benefit of $1,009.

Foreign exchange contracts

        The purpose of the Company's foreign exchange contracts is to limit the risks arising from its non-US dollar denominated monetary assets and liabilities.

        The nature and quantity of these transactions is determined by Management of the Company based upon on net asset exposure and market conditions.

        As of December 31, 2001, TFM had eight Mexican peso call options outstanding in the notional amount of $10 million each one, based on the average exchange rate of Ps9.973 per dollar. These options expired during 2002.

        As of December 31, 2002, the Company had one Mexican peso call option outstanding in the notional amount of $1.7 million, based on the average exchange rate of Ps11.0 per dollar. This option will expire on May 29, 2003.

        Additionally, as of December 31, 2002, the Company had one forward contract outstanding in the notional amount of $10 million, based on the exchange rate of Ps9.769 per dollar. This forward contract expired on February 13, 2003.

Fair value of financial instruments

        The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value.

        The fair values of cash and cash equivalents, accounts receivable and accounts payable approximate carrying values because of the short maturity of these financial instruments.

        The fair value of the Company's bank loans and other obligations is estimated based on the quoted market prices or on the rates offered to the Company for debt of the same remaining maturities at the end of each year. Debt bearing interest at variable rates is generally representative of the rates that are currently available to the Company at December 31, 2002 for the issuance of debt with similar terms and remaining maturities and therefore the carrying values of these obligations are reasonable estimate of their fair value.

        A summary of the estimated fair values of the Company's bank loans and other obligations is shown below:

	December 31, 2001		December 31, 2002
	Carrying amount	Fair value	Carrying amount	Fair value
Short-term debt:
Fixed rates	$—	$—	$191,761	$156,374
Debt at variable rate	332,958	332,958	22,258	22,258

	$332,958	$332,958	$214,019	$178,632

Long-term debt:
Fixed rates	$949,874	$814,963	$970,849	$877,282
Debt at variable rates	3,297	3,297	235,979	235,979

	$953,171	$818,260	$1,206,828	$1,113,261

NOTE 9—OBLIGATIONS FOR SALE OF RECEIVABLES:

        On November 30, 2001, the Company entered into a factoring agreement with the Bank of N. Y. for the sale of future receivables. Under this agreement, the Company receives advances, which are repaid with future accounts receivable which will be generated. Grupo received advances of $25,000 ("2001-A" certificates) for the future sale of receivables in terms of the agreement, at an effective rate of Libor to 90 days plus 5 percentage points over a period of 5 years.

        On October 28, 2002 the initial contract was restructured and an additional $35,000 (the "2002-A" certificates) was received at a rate equivalent Libor to 90 days plus 5 percentage points over a period of 9 years.

        On December 23, 2002 the Company received additionally $35,000 (the "2002-B" certificates) to an effective rate of Libor to 90 days plus 5 percentage points with maturity on April 15, 2003.

        Additionally, the obligation for sale of receivables contracts requires to establish a trust to guarantee the quarterly payments required by the Company which is shown as restricted cash in the consolidated balance sheets. At December 31, 2001 and 2002, Grupo has deposited into the trust accounts receivable totaling $1.6 million and $4.3 million, respectively.

        Under the agreement relating to the obligations for sale of receivables, if the Company (i) does not sell certain assets or receive proceeds from tax awards, in either case in excess of $50 million, by September 30, 2003, (ii) fails to prepay Series 2001-A Certificates by April 15, 2003 (see Note 17) and

(iii) fails to complete the transfer of TMMPyT's shares to TMM Division Puertos on or before March 6, 2003, the Company and its subsidiaries may be required to repurchase the receivables for a price equal to the outstanding amount of the Series 2001 and the Series 2002 Certificates, together with accrued interest thereon, which repurchase price would be applied by the trust to the payment of the Certificates.

        On November 26, 2002, TMMPyT signed a contract with the Banco Nacional de Obras y Servicios, SNC, for the sale of the future rights of collection corresponding to bills generated by Cozumel's rail for $4,808, to a rate equivalent to the rate Libor to 90 days plus 4.75 percentage points amortizable in 32 quarterly consecutive payments from June 5, 2003 until March 5, 2011. The proceeds were used to finance the working capital required in the construction, and supplies to the rail cruises and ferrys of Puerto Progreso, Yucatán and Manzanillo, Colima.

        At December, 31, 2001 and 2002, the obligations for sale of receivables are summarized as follows:

	2001	2002
Tranche 2001-A	$25,000	$25,000
Tranche 2002-A		35,000
Tranche 2002-B		35,000
TMMPyT		4,808

	25,000	99,808
Payments	(1,069)	(11,175)
Current portion	(2,212)	(56,276)

	$21,719	$32,357

NOTE 10—CONVERTIBLE NOTES:

        On May 29, 2002, the Company entered into a Securities Purchase Agreement with the buyers named therein, pursuant to which the buyers agreed to purchase senior convertible notes (the "convertible notes") into shares or American Depositary shares ("ADS") in an aggregate amount of $32,500. Additionally, note linked securities were issued which are exercisable for 1,311,290 of the Company's Series A shares or ADS's at an exercise price of $9.9139 per share of ADS in a term of three years since issuance (See Note 12).

        The convertible notes will be repaid in weekly installments of principal plus 9% accrued interest per annum. At the Company's option, the weekly installments may be repaid in cash or by issuing ADS's according to a conversion rate based on a 7% discount to the ADS's and the expiration date is May 15, 2003. Through December 31, 2002, the Company has elected to pay installments in cash.

        Regarding these transactions, the Company has recognized in the balance sheet an account payable for $26,972 net of a discount of $5,528. The accrued interest and the amortization of the discount amounts to $590 and $3,099 for the year ended December 31, 2002, respectively. At December 31, 2002, the convertible notes net of payments amounts to $13,295, and the discount to be amortized amounts to $2,429.

NOTE 11—BALANCES AND TRANSACTIONS WITH RELATED PARTIES:

	December 31,
	2001		2002
Due from:
Current:
Bufete de Infraestructura Marítima Mexicana, S. A. ("BIMMSA")	$1,730
Seacor Marine, Inc. ("Seacor")			$546
JB Hunt	2,558

	$4,288		$546

Long term:
FRS Service Companies, Inc.	$16,615		$30,336

Due to:
Promotora Servia	$9,400	(1)	$26,900	(1)
Seacor	2,679
KCS	3,268		1,222
SSA			1,094	(3)
Terminal Ferroviaria del Valle de México, S. A. de C. V.	2,308	(2)	3,479	(2)

	$17,655		$32,695

(1)
See Note 2b.

(2)
Represents the account payable by TFM regarding interline services, trackage and haulage rights and car hire.

(3)
On December 31, 2001, the Company celebrated an agreement with SSA in which the latter will provide technical assistance to TMMPyT. Thus, TMMPyT will reimburse the corresponding expenses to SSA for rendering those services.

        The most important transactions with related parties are summarized as follows:

	Year ended December 31,
	2000	2001	2002
Transportation revenues	$30,625	$40,276	$803

Management services	$3,586	$1,524	$5,453

Financial products			$1,429

Other expenses	$(5,009)	$(877)	$(1,423)

FRS Service Companies, Inc. (a subsidiary of SSA)

        The Board of Directors of TMMPyT approved a shareholders resolution held on December 6, 2001, to enter into lending arrangements with the shareholders and their respective affiliates. At December 31, 2001 and 2002, TMMPyT had lent $16,615 and $30,336, respectively, to FRS Service Companies, Inc. at an interest rate of 6.35%. This loan establishes quarterly payments starting on March 31, 2004 through September 30, 2009.

BIMMSA

        The account due from BIMMSA (a joint venture company) was derived from maritime services provided to that company. BIMMSA was engaged primarily in installing underwater ducts in the Campeche Sound in the Gulf of Mexico for PEMEX.

Seacor

        Seamex International, Ltd. and Seacor have internal arrangements under which each company may receive or transfer money in accordance with its cash requirements, as well as to provide agency services and to provide repair services to each other. At December 31, 2001, the amount due to Seacor corresponds to a promissory note of $3,200, paid in April 2002. The account receivable at December 31, 2001 and 2002 of $521 and $546, respectively, corresponds to an agency services and repairs provided.

KCS Transportation Company ("KCSTC") management services agreement

        The Company and KCSTC, a wholly owned subsidiary of KCS, Grupo TFM's stockholder, entered into a management service agreement pursuant to which KCSTC makes available to TFM certain railroad consulting and management services commencing in May 1997 for a term of 12 months and which may be renewed for additional one-year periods by agreement of the parties. Under the terms of the agreement, KCSTC is to be reimbursed for its costs and expenses incurred in the performance of such services.

        On April 30, 2002, TFM and KCS, as successor in interest through merger with KCSTC entered into an amendment to the management services agreement that provides for automatic renewal the agreement and compensates KCS services under the agreement. The amendment states that KCS is entitled to receive (1) $2,500 paid in nine equal monthly installments beginning in April 2002, as compensation for services rendered between January 1, 1999 and December 31, 2000; (2) and additional $2,500 in a lump sum payment on or before January 2, 2003 as compensation for services rendered from January 1, 2001 though December 31, 2002; and (3) quarterly service payments, payable in arrears, for the period beginning January 1, 2003 at an annual rate of $1,250. The management service agreement is terminable by either party upon 60 days written notice.

NOTE 12—STOCKHOLDERS' EQUITY:

Capital stock

        At the Ordinary and Extraordinary Stockholders' Meeting held on October 31, 2001, the Stockholders agreed to approve a new capital structure in connection with the spin-off of certain assets and merger of the Company, as described in Note 1. As a result, Grupo effected a 15.06 for one reverse stock split and converted its 1,596,700 Series "B" shares, 833,189 Series "B-1" shares, 26,061,401 Series "B-2" shares, 5,447,075 Series "B-3" shares and 228,715,601 Series "B-4" shares into one class of 17,440,890 new Series "B" common shares, ordinary and without par value.

        At the Extraordinary Stockholders' Meetings held on December 7, 2001, the Grupo's stockholders agreed to:

        —Transfer of 17,440,890 shares Series "B" to the Series "A" shares.

        —Increase the capital stock by $33,411 through the issuance of 4,412,914 new Series "A" shares.

        —Capital stock spin-off by $7,738 without affecting the outstanding shares.

        At the Extraordinary Stockholders' Meeting held on December 21, 2001, the Company's stockholders agreed to merge TMM into Grupo through the increase of capital stock by $65,585 as a result of the merger, through issuing (i) 20,867,849 shares Series "A" which were delivered to the Series "A" stockholders of TMM, and (ii) 14,240,784 shares Series "L" which were delivered to Series "L" stockholders of TMM.

        At the Extraordinary Stockholders' Meeting held on April 29, 2002, the Company's stockholders agreed to issue 10.5 million of series "A" shares as treasury shares according to the convertible notes obligations in order to cover the amount regarding the convertible notes series "1" and series "2", as well as the note linked securities. (See Note 10). At the date of issuance of these consolidated financial statements no shares have been converted.

        At the Extraordinary Stockholders' Meeting held on August 29, 2002 the Company's stockholders agreed to reclassify Series "L" shares to series "A" shares eliminating the variable portion of capital stock of the Company. Therefore, Grupo made the transfer of its series "L" shares into the same number of series "A" shares, in a proportion of one to one. Thus, in order to obtain the series "L" shares relating to foreign residents the amount of ADS's were increased and the corresponding transfer was made into ADS's.

        After giving effect to the transactions described above, at December 31, 2002, the capital stock amounted to Ps700,000 is fixed and its integrated for 56,963,137 Series "A" shares outstanding, nominative, without nominal value and voting rights, which can be held only by persons or companies of Mexican nationality or Mexican companies in which their by-laws include the exclusion of foreign residents clause.

Dividends

        Dividends paid are not subject to income tax if paid from the Net Tax Profit Account. Any excess over this account is subject to a tax equivalent to 51.52%, 49.25% or 47.06% depending on whether paid in

2003, 2004 or 2005, respectively. The tax is payable by the Company and may be credited against its income tax in the same year or the following two years. Dividends paid are not subject to tax withholding.

        In the event of a capital reduction, any excess of stockholders' equity over capital contributions, the latter restated in accordance with the provisions of the Income Tax Law, is accorded the same treatment as dividends.

NOTE 13—INCOME TAX, ASSET TAX, TAX LOSS CARRYFORWARDS AND EMPLOYEES' STATUTORY PROFIT SHARING:

Income tax

        The Company determines its consolidated tax result as authorized by the General Technical Revenue Direction of the Ministry of Finance, in ruling number 396-I-B-3-49-1482 dated December 31, 1991.

        For the years ended December 31, 2000, 2001 and 2002, there was a consolidated tax income (loss) of $6,745 and ($132,662) and ($450,293), respectively. The difference between tax and book results is due principally to the inflation gain or loss recognized for tax purposes, the difference between book and tax depreciation and amortization, temporary differences for certain items that are reported in different periods for financial reporting an income tax purposes, and non deductible expenses.

        The benefit (provision) for income tax applied to income was as follows:

	Year ended December 31,
	2000	2001	2002
Current income tax	($2,254)	($766)	($1,633)
Deferred income tax	24,658	8,493	(18,076)

Net benefit (provision)	22,404	7,727	(19,709)
Asset tax and other taxes	644	(577)	(92)

Benefit (provision) for income taxes	$23,048	$7,150	($19,801)

        Reconciliation of the income tax (provision) benefit based on the statutory income tax rate, and the effective income tax benefit (provision) recorded by the Company is as follows:

	Year ended December 31,
	2000	2001	2002
Income (loss) before income taxes, minority interest, and discontinued operations	$41,860	$92,914	($26,263)

(Provision) benefit for income tax at 35%	($14,460)	($32,520)	$9,192
Decrease (increase) resulting from:
Profits reported by the foreign subsidiaries	(1,426)	(2,593)	1,294
Effects of inflationary components and other items	3,040	29,747	(12,556)
Effects on inflation indexing and exchange rate devaluation on tax loss carryforwards—Net	35,934	15,724	(11,698)
Non-deductible expenses	(672)	(1,093)	(1,088)
Change in tax rate from 35% to 32%			(2,708)
Other—Net	(12)	(1,538)	(2,237)

Net deferred income tax benefit (provision)	$22,404	$7,727	(19,801)

        According to the amendments to the Mexican Income Tax Law in 2002, the income tax rate will decrease by one percent each year from 35% starting in 2003 down to 32% in 2005.

        The components of deferred tax assets and (liabilities) are as follow:

	December 31,
	2001	2002
Tax-loss carryforwards	$397,615	$527,619
Income tax paid on dividends	17,403	15,668
Loss on investment on shares	15,787
Inventories and provisions-Net	68,604	60,166
Property, machinery and equipment	(30,187)	(76,533)
Concession rights and other assets	(209,811)	(300,710)

Deferred tax assets—Net	259,411	226,210
Less: valuation allowance	(20,660)	(5,535)

Net deferred tax assets	$238,751	$220,675

Asset tax

        The Asset Tax Law establishes a tax of 1.8% on the average of assets, less certain liabilities, which is payable when it exceeds the income tax due. There was no asset tax base in the consolidated returns for

2000, 2001 and 2002. Some subsidiaries generated an asset tax on individual basis of $577 and $92, for the years ended December 31, 2001 and 2002, respectively.

Tax loss carryforwards

        At December 31, 2002 Grupo, with the exception of Grupo TFM, have the tax loss carryforwards shown as follows, which under the Mexican Income Tax Law, are inflation-indexed through the date of utilization.

Year in which loss arose	Inflation-indexed amounts as of December 31, 2002	Year of expiration
1993	$110	2003
1994	7,778	2004
1995	23,029	2005
1996	15,907	2006
1997	8,317	2007
1998	76,599	2008
1999	9,646	2009
2000	27,158	2010
2001	61,181	2011
2002	131,804	2012

	$361,529

        Grupo TFM has tax losses updated in the terms of the Income Tax Law, that can be amortized as shown below:

Year in which loss arose	Inflation-indexed amounts as of December 31, 2001	Year of expiration
1996	$14,690	2046
1997	232,418	2046
1998	292,030	2046
1999	7,152	2046
2000	160,993	2046
2001	70,842	2046
2002	412,168	2012

	$1,190,293

Employees' statutory profit sharing

        Employees' statutory profit sharing is determined by the Company at the rate of 10% on taxable income, adjusted as prescribed by the Mexican Income Tax Law.

        For the periods ended December 31, 2000, 2001 and 2002, there was no basis for employee's profit sharing.

NOTE 14—FINANCIAL INFORMATION BY SEGMENT:

        The Company operates in the following segments: specialized maritime transportation, land transportation, operation of ports and terminals, and railroad transportation. Specialized maritime transportation ("Maritime Transportation Division") operations include liquid petroleum products in bulk, materials and supplies for drilling platforms and vehicle transportation operations, as well as tugboat services. Land transportation ("Logistics Division") includes truck services and logistics. Port operations ("Ports and Terminal Division") include terminal activities, both cargo and passenger. Rail transportation ("Railroad Division") includes interline connections, consisting of US and Mexican railroad lines and traffic in the United States of America.

        Grupo took into account different factors when determining these segments, being the principal financial measures revenues, operating costs and expenses, depreciation, results of operations and total assets.

        Information for each operating segment is as follows:

	Specialized Maritime Division	Logistics Division	Ports and Terminals Division	Railroad Division	Elimination between segments and shared accounts	Total consolidated
December 31, 2002
Total revenues	$123,214	$79,057	$112,517	$712,327	($18,499)	$1,008,616
Operating cost and expenses	(106,343)	(70,817)	(70,319)	(474,042)	4,308	(717,213)
Depreciation and amortization	(8,177)	(4,214)	(8,776)	(82,553)	(3,690)	(107,410)

Operating income	$8,694	$4,026	$33,422	$155,732	($17,881)	183,993

Costs, expenses and income not allocated						(226,602)

Income from continuing operations						($42,609)

Total assets by segment	$144,193	$82,827	$132,882	$2,264,955		$2,624,857
Shared assets					$102,335	102,335

Total assets	$144,193	$82,827	$132,882	$2,264,955	$102,335	$2,727,192

December 31, 2001
Total revenues	$118,988	$77,401	$100,617	$722,845	($19,759)	$1,000,092
Operating cost and expenses	(101,819)	(66,654)	(56,333)	(489,226)	6,402	(707,630)
Depreciation and amortization	(8,152)	(4,432)	(7,321)	(79,602)	(3,812)	(103,319)

Operating income	$9,017	$6,315	$36,963	$154,047	($17,169)	189,143

Costs, expenses and income not allocated						(180,218)

Income from continuing operations						$8,925

Total assets by segment	$226,782	$80,524	$137,581	$2,327,682		$2,772,569
Shared assets					$45,639	45,639

Total assets	$226,782	$80,524	$137,581	$2,327,682	$45,639	$2,818,207

December 31, 2000
Total revenues	$133,643	$83,979	$86,491	$698,640	($12,819)	$989,934
Operating cost and expenses	(116,969)	(71,971)	(47,851)	(452,252)	(3,451)	(692,494)
Depreciation and amortization	(9,087)	(3,667)	(5,195)	(77,747)	(4,192)	(99,888)

Operating income	$7,587	$8,341	$33,445	$168,641	($20,462)	197,552

Costs, expenses and income not allocated						(190,287)

Income from continuing operations						$7,265

NOTE 15—LABOR OBLIGATIONS:

        Seniority premiums and retirement plan benefits ("pension benefits") obligations are recorded as cost for the years in which the services are rendered, by recording a provision against which contributions are made to an irrevocable trust fund. Both items are based on actuarial calculations using the projected unit credit method. Pension benefits are based mainly on years of service, age and salary upon retirement.

        Seniority premiums and pension benefits charged to income include the amortization of past service costs over the average remaining working lifetime of employees.

        The following is a breakdown of the labor cost, together with the actuarial estimation of the present value of this benefit, as well as the basic actuarial assumptions for the calculation of those labor obligations.

	Year ended December 31,
	2000	2001	2002
Labor cost	$626	$179	$619
Financial cost	988	262	978
Return on trust assets	(234)	(244)	(199)
Amortization of the transitory obligation and variations in assumptions	(92)	(20)	(46)
Effect of employee reduction	(1,716)

Net period (benefit) cost	($428)	$177	$1,352

	December 31,
	2001	2002
Reserve for pension and seniority premiums:
Projected benefit obligations	($12,950)	($12,984)
Plan assets	2,336	2,252
Unamortized transition asset	(924)	(1,504)

Reserve for pensions and seniority premiums	($11,538)	($12,236)

        Plan assets consist basically of fixed-rate investments, marketable securities authorized for pension plans by the Mexican National Banking and Securities Commission as well as Mexican Bonds.

        As of December 31, 2002, approximately 63.2% of the Company's employees are covered under a collective bargaining agreements. Under these labor agreements, the compensation terms of the collective bargaining agreements are subject to renegotiation on an annual basis, whereas all other terms are to be renegotiated every two years.

NOTE 16—COMMITMENTS AND CONTINGENCIES:

a. Commitments

Concession duty

        Under the TFM's concession, the Government has the right to receive a payment from TFM equivalent to 0.5% of the gross revenue during the first 15 years of the concession period and 1.25% during the remaining years of the concession period. For the years ended December 31, 2000, 2001 and 2002, the concession duty expense amounted to $3,334, $3,391 and $3,267, respectively, which were recorded as operating expense.

        According to the partial assignment agreements to operate ports, the Company has the obligation to make monthly fixed and variable rental payments. Such payments totaled $6,636 in 2000, $6,051 in 2001 and $11,749 in 2002.

Locomotives operating leases

        In May 1998 and September 1999, TFM entered into operating lease agreements for 75 locomotives each one, which expire over the next 18 and 19 years respectively. At the end of the contracts the locomotives will be returned to the lessor. As of December 31, 2001 TFM had received 150 locomotives. Rents under these agreements amounted to $22.8 million in 2000, $34.1 million in 2001 and $32.5 million in 2002.

        Future minimum payments by year and in the aggregate, under the aforementioned leases are as follows:

Year ending December 31,	Amount
2003	$28,720
2004	28,720
2005	28,720
2006	28,720
2007	28,720
2008 and thereafter	321,851

$465,451

Railcars operating leases

        TFM leases certain railcars under agreements which are classified as operating leases. The term of the contracts fluctuate between 3 and 15 years. Future minimum rental payments at December 31, 2002, under these agreements are shown as follows:

Year ending December 31,	Amount
2003	$32,830
2004	18,064
2005	12,504
2006	10,012
2007	9,084
2008 and thereafter	51,143

$133,637

Locomotives maintenance agreements

        TFM has entered into two locomotives maintenance agreements, which expire in 2004 and 2018 with third-party contractors. Under current arrangements, the contractors provide both routine maintenance and major overhauls at an established rate in a range from four to five hundred dollars per locomotive per day.

Track maintenance and rehabilitation agreement

        In May 2000, TFM entered into a track maintenance and rehabilitation agreement, which expires in 2012. Under this contract, the contractor provides both routine maintenance and major rehabilitation to the Celaya-Lázaro Cárdenas stretch, which is comprised of approximately 350 miles. Maintenance and rehabilitation expense amounted to $2.3 million in 2000 and $30.2 million in 2001 and $35.6 million in 2002. Under this agreement, TFM will pay approximately $33 million over the remaining term of the contract in the next 10 years.

Fuel purchase agreement

        On December 19, 1997, TFM entered into a fuel purchase agreement with PEMEX Refinación, under which TFM has the obligation to purchase a minimum of 29,550 cubic meters and a maximum of 42,400 cubic meters per month of PEMEX diesel. The term of the agreement is indefinite, but can be terminated for justified cause by each party with a written notification three months notice.

Leases and charters

        The Company uses various time-chartered vessels to supplement its fleet for periods ranging from seven months to ten years. The related charter expenses were to $63,634 in 2000, $56,780 in 2001, $38,127 in 2002, respectively. In addition, at the end of 1998, the Company leased several cranes for periods ranging from two to five years for use in a port. Rental payments for these cranes amounted $6,439 in 2000, $6,375 in 2001 and $6,001 in 2002.

        An analysis of minimum future charter and lease payments specified in the related agreements at December 31, 2002 is as follows:

Year	Amount
2003	$35,919
2004	12,144
2005	9,351
2006	6,788
2007-2008	14,668

$78,870

Purchase- sale of shares between SSA and Grupo

        With respect to the share purchase sale agreement between SSA and Grupo mentioned in Note 2a., Grupo granted SSA the irrevocable right to purchase all (but not less than all) of the shares of the Joint Ports Business at any time, should certain credit requirements not be met.

Fuel freight service agreement

        On October 30, 2002, TFM entered into a freight service agreement with PEMEX Refinación, which will expire in 2006. Under this agreement TFM has the obligation to provide services payable in pesos by year as shown below:

	Minimum	Maximum
2003	Ps126,264	Ps315,659
2004	98,769	246,922
2005	98,769	246,922
2006	65,756	164,390

	Ps389,558	Ps973,893

Synthetic lease contract

        On October 10, 2002, Marítima Mexicana, S. A. de C. V. ("Marmex"), an indirect subsidiary of Grupo, sold the vessels Keith G McCall and Isla Guadalupe for $15,200. The Company recorded a gain of $419 on the sale of the vessels.

        On the same date, Marmex entered into a seven year line charter contract with a purchase option with the new owner of the vessels. The purchase option was established at the market cost of the vessels at the time the option is exercised. Marmex does not currently intend to exercise the purchase option. Additionally, the contract establishes the possibility of extending the charter period to the terms agreed upon by the two parities when the current contract expires. As per the terms of the contracts, Marmex is required to make quarterly payments through 2009.

        The minimum compulsory future rental payments are as follows:

Year	Amount	Ballon payment
2003	$1,954
2004	1,954
2005	1,954
2006	1,954
2007	1,954
2008	1,954
2009	1,951	$7,600

Total	$13,675	$7,600

        Rent, along with the corresponding interest, is included as an obligation in the determination of the inflationary effect. The interest is deductible, nevertheless the rent expenses are not.

b. Contingencies

—
TFM has filed a claim for the refund of approximately Ps2,111 million ($262 million) of value added tax paid in connection the Acquisition. However, a full valuation allowance has been provided in the accompanying consolidated financial statements.

        On September 25, 2002 the Mexican Magistrates Court of the First District (the "Federal Court"), issued its judgment in favor of TFM on the VAT claim which was been pending in the Mexican Courts since 1997. By a unanimous decision, a three-judge panel of the Federal Court vacated a prior judgment of the Mexican Fiscal Court (Tribunal Federal de Justicia Fiscal y Administrativa) and remanded the case to the Mexican Fiscal Court with specific instructions to enter a new decision consistent with the guidance provided by the Federal Court's ruling. The Federal Court's ruling requires the fiscal authorities to issue the VAT credit certificate only in the name of TFM. On December 6, 2002 the upper chamber of the Mexican Fiscal Court has issued a ruling denying TFM's right to receive a value added tax refund from the Mexican Federal Government. On January 8, 2003, TFM was officially notified of the new judgment of the Fiscal Court and on January 29, 2003, TFM filed an appropriate appeal. TFM is considering filing an additional complaint against the fiscal courts new judgment, and in both instances believes that it will prevail. In the event TFM prevail, a third party who can establish that its rights have been adversely and improperly affected by the new ruling may seek to bring a claim, in a different proceeding, against TFM. However, TFM does not believe that any third party's rights would be improperly affected and believes that it would prevail in any such action.

—
During the years ended, December 31, 2000, 2001 and 2002, Grupo and some of its subsidiaries assumed joint and several responsibility for the pre-payment of federal taxes for some of the Grupo's other subsidiaries, having informed the Ministry of Finance and Public Credit of the tax liabilities that such subsidiaries had generated, on the understanding that the former would be jointly and severally liable for payments of such taxes.

—
In September 1998, the European Commission issued a partial ruling on the Transatlantic Conference Accord Procedures and imposed administrative fines on all Conference participants. The fine imposed on Grupo and Tecomar, Ltd., a subsidiary company, was $6,928. Grupo has asked the Court to reverse the decision or to reduce the fine; however, no ruling has been handed down on the matter to date. Grupo recorded a provision of $3,000 for the payment of this fine, since it does not expect the amount that will eventually be paid to exceed $3,000.

—
At December 31, 2000 and at the date of this report, Grupo has requested an injunction relief from the Supreme Court, which has not yet been granted, against different legal provisions contained in the Tax Consolidation Regime as from January 1, 1999. The main claim relates to the consolidation of only 60% of the results of the Company's subsidiaries, rather than 100%.

—
The Mexican Government has retained a 20% interest in TFM's shares and has reserved the right to sell such shares by October 31, 2003 in a public offering. In the event that such public offering does not occur by October 31, 2003, Grupo TFM may purchase the Mexican Government's equity interest in TFM at a purchase price equal to the per share price initially paid by Grupo TFM, indexed based on Mexican inflation. If Grupo TFM does not purchase the Government's TFM interest, the Government may require Grupo and KCS to purchase the TFM shares at the price discussed above.

—
In September 2001, Ferrocarril Mexicano, S. A. de C. V. ("Ferromex") filed a legal claim against TFM relating to payments that both parties are required to make to each other for interline services and trackage and haulage rights pursuant to each of their respective concessions. At the date of issuance of these consolidated financial statements, TFM and Ferromex have not been able to agree upon the rates that each is required to pay to the other for such services and rights. Accordingly, in 2001 TFM has initiated and administrative proceeding pursuant to the Mexican Railroad Services Law and Regulations requesting a determination of such rates by the SCT and a determination of the conditions under which such services and rights are to be rendered. On September 25, 2002 the third civil court of Mexico City rendered its judgment in favor of TFM. Ferromex has appealed the judgment and it can not be assessed whether TFM will ultimately prevail.

  On March 14, 2002, the Company received the ruling from SCT solving the procedures and conditions for the trackage rights for 2002. Also, on August 5, 2002 the SCT solved the conditions for interline services and haulage services. TFM is appealing the ruling and also requesting a suspension of the effectiveness of the ruling pending resolution of this appeal.

  TFM believes that the outcome of this legal claim will not have material adverse effect on its financial condition or results of operations.

—
In November 2001, Grupo filed a claim for nullity against the Federal Tax and Administrative Court, whereby the tax loss for the fiscal year 1996, for income tax purposes, is reduced, and differences were determined as a result of withholdings from the payment of interest to nonresidents, derived from the placement of Yankee bonds abroad, as well as the value-added tax, restatement, surcharges and fines in the amount of Ps326,000 ($36 million) for fiscal years 1995 and 1996.

NOTE 17—SUBSEQUENT EVENTS (UNAUDITED):

        On April 21, 2003, the Company entered into an Acquisition Agreement with KCS to sell its entire interest in Grupo TFM ("the TFM Sale"). Under the agreement, KCS will acquire the interest in Grupo TFM for $200 million in cash and 18,000,000 shares of common stock of KCS. KCS has the right to elect to pay up to $80 million of the cash portion of the purchase price by delivering shares of KCS common stock valued for that purpose at $12.50 per share. In addition, the Company will have the right to receive an additional amount of up to $175 million in cash ($180 million if KCS elects to defer a portion of the payment) in the event that the pending VAT claim against the Mexican Government by TFM is successfully resolved and the amount received is greater than the purchase price of the "put" rights for the TFM shares held by the Mexican government. Upon completion of the TFM Sale, KCS will assume the company's obligations to make any payment upon the exercise by the Mexican Government of its "put" rights for the 20% interest it holds in TFM and will indemnify the Company against any obligation or liability relating to the exercise by the Mexican Government of the put rights. Completion of the TFM Sale is subject to approval by the stockholders of KCS and Grupo TMM, receipt of certain governmental approvals in the United States and Mexico and other customary conditions. The Company currently expect that the sale will be completed in the third quarter of 2003. There is no assurance that the process required to obtain the necessary regulatory approvals will not delay the closing of the TFM Sale or that the TFM Sale will occur.

        On May 9, 2003, TFM sold its 51% interest in Mexrail and its wholly owned subsidiary, the Tex-Mex Railway Company, to KCS for $32.6 million. The Mexrail stock sold will remain in an independent voting trust pending approval of the transaction by the U.S. Surface Transportation Board. Within two years of the date of this agreement, TFM shall retain the right to repurchase all of the shares from KCS at any time for an amount equal to the purchase price. Such right shall be unconditional and may be exercised in the sole discretion of TFM by written notice to KCS given by the chairman of TFM and without any other corporate approvals of TFM or Grupo TMM. Proceeds from the sale were re-invested in TFM.

        On May 13, 2003, the Company completed the sale of its interest in the ports and terminals division to an affiliate of SSA, its former joint venture partner in the ports and terminals division for approximately $114 million net in cash, subject to certain post-closing adjustments based on specified balance sheet items as of the closing date ("the Port Sale").

        Proceeds from the Port Sale were used to repurchase receivables outstanding under the Company's existing obligations for sale of receivables as required by the terms of the facility. Following the application of the proceeds, the outstanding certificates under the facility as of May 15, 2003 were approximately $49.7 million, which is payable on June 30, 2003.

        The 2003 notes matured on May 15, 2003 and the Company has not repaid the principal amount to date. As a result, the Company is in default under the terms of the 2003 notes, and such default has resulted in a cross-defualt under the 2006 notes. If the company is unable to refinance or repay the 2003 notes or its 2006 notes, or fail to meet its other obligations, holders of the 2003 notes, 2006 notes and some of our creditors, as the case may be, could take legal action against the Company, including instituting a reorganization proceeding in Mexico.

NOTE 18—RECONCILIATION OF DIFFERENCES BETWEEN IAS AND U.S. GAAP:

        The Company's consolidated financial statements are prepared in accordance with IAS which differ in certain material respects from U.S. GAAP.

        The main differences between IAS and U.S. GAAP are summarized in the following pages. An explanation is provided when considered necessary of the effects on the consolidated operating results and on stockholders' equity.

        As required by the obligations described in point (6) and (7) of Note 7 above, the net income and stockholders' equity for the years ended December 31, 2001 and 2002 under U.S. GAAP, accounting for Grupo TFM and subsidiary under the equity method of accounting, would be the same as the amounts shown in the points a. and b. of this note.

a.     Reconciliation between consolidated results:

		Year Ended December 31,
	Reference to subnote d.
		2000	2001	2002
Income (loss) from continuing operations under IAS		$7,265	$8,925	($42,609)
Deferred gain on building and vessels arising from sales and lease back transactions—net	i.	(11,534)	7,600	10,246
Pension and seniority premium plan	ii.	(2,021)	(374)	(159)
Compensated absences	iii.	680
Translation adjustments of U.S. GAAP adjustments	iv.	1,790	1,314	7,520
Deferred taxes	v.	4,991	(1,160)	134,600
Effect of U.S. GAAP adjustments on minority interest	vi.	2,314	7,464	(92,341)
Financing costs expensed for the pre-payment of the senior credit facilities	viii.	5,075
Deferred charges	ix.		(933)	702
Investments	x.		(5,000)
Amortization of goodwill	x.			1,070
Dilution in sale of Mexrail	xi.			(8,111)
Depreciation	xi.			(459)
Amortization	xiii.			189

U.S. GAAP income from continuing operations before extraordinary item and discontinued operations		8,560	17,836	10,648

Loss from discontinued operations under IAS		(5,535)
Effect of U.S. GAAP adjustments on discontinued operations	vii.	798

Net loss on discontinued operations under U.S. GAAP		(4,737)

Net income before extraordinary item under U.S. GAAP		3,823	17,836	10,648
Extraordinary item, net	viii.	(5,075)

Net (loss) income under U.S. GAAP		$(1,252)	$17,836	$10,648

b.     Reconciliation of stockholders' equity:

		Year Ended December 31,
	Reference to subnote d.
		2001	2002
Balance under IAS		$176,931	$139,850
Deferred gain on building and vessels arising from sales and lease back transactions—Net	i.	(18,603)	(8,357)
Pension and seniority premium plan	ii.	(653)	66
Deferred taxes	v.	(76,057)	65,185
Effect of US GAAP adjustments on minority interest	vi.	53,688	(38,653)
Deferred charges	ix.	(933)	(231)
Investments	x.	(5,000)	(3,930)
Dilution in sale of Mexrail	xi.		6,036
Depreciation	xi.		(459)
Amortization	xiii.		189

Balance under US GAAP		$129,373	$159,696

c.     Analysis of changes in stockholders' equity under US GAAP:

	December 31,
	2001	2002
Balance at beginning of period	$(9,348)	$129,373
Capital stock increase	98,996
Capital stock spin-off	(7,738)
Other effect of merger under IAS	67,369
Other effect of merger under U.S. GAAP	(37,742)
Convertible premium		5,528
Dilution in sale of Mexrail		14,147
Net income	17,836	10,648

Balance at end of period	$129,373	$159,696

d.     Significant differences between IAS and U.S. GAAP:

i.      Deferred gain on sales and lease back transactions arising from disposal of building and vessels

        Under IAS, the Company recognized a gain on the sale of its corporate building in 2000, three vessels in 1998 and two in 1997, which were leased back for a period of five years in 2000 and five and eight years in 1998 and five years in 1997, respectively, without any obligation to repurchase. Under IAS, the gains were recognized at the respective transactions dates whereas under U.S. GAAP, the gains should be deferred and amortized over the terms of the lease contracts. Accordingly, the gains and the related deferred income tax effects are being recognized over such leaseback periods. During 2002, the leasing of the vessels "Tepozteco II" and "Aya II" ended anticipately, therefore the unamortized gains of $2,794 and $2,496, respectively, were recognized this year.

	Year Ended December 31,
	2000	2001	2002
Deferred gain under U.S. GAAP	$(17,844)
Deferred gain amortization	6,310	$7,600	$10,246

	$(11,534)	$7,600	$10,246

ii.     Pension and seniority premium plans

        The Company accrues expenses for the pension and seniority premium plans on the basis of actuarial computations. Retirement benefits are based primarily on years of service, age, and the employee's pay at retirement. The difference between IAS and U.S. GAAP relates mainly to the amortization of transition liability, variances in assumptions and the effect on employee reduction.

        The pension and seniority premium plans liability is as follows:

	December 31
	2001	2002
Actuarial present value of benefit obligations:
Vested benefit obligation	$7,522	$6,737
Nonvested benefit obligation	2,631	3,618

Accumulated benefit obligation	10,153	10,355
Additional benefits related to future compensation increases	2,797	2,629

Projected benefit obligation	$12,950	$12,984

        The change in the pension plan benefit obligation is as follows:

	December 31
	2000	2001	2002
Benefit obligation at beginning of year	$12,845	$13,667	$12,950
Service cost	895	301	735
Interest cost	988	528	978
Actuarial gain	(369)	(695)	(891)
Benefits paid	(692)	(851)	(788)

Benefit obligation at end of year or period	$13,667	$12,950	$12,984

        The change in projected plan assets and funded status of the plan is as follows:

	December 31
	2001	2002
Fair value of plan assets at beginning of year	$2,900	$2,336
Exchange gain on value of plan assets at beginning of year	36	902
Actual return on plan assets	(154)	(198)
Employer contributions	405
Benefits paid	(851)	(788)

Fair value of plan assets at end of year	$2,336	$2,252

	December 31
	2000	2001	2002
Funded status	($10,767)	($10,614)	($10,732)
Unrecognized net actuarial loss (gain)	2,273	(1,620)	(1,312)
Unrecognized net transition obligation and intangible asset	(785)	43	612
Additional minimum liability intangible assets			(738)

Accrued benefit cost	($9,279)	($12,191)	($12,170)

        The difference between reserve for pensions and seniority premiums costs under SFAS No. 87 and IAS 19 were as follows:

	Year ended December 31,
	2000	2001	2002
Net (benefit) cost of pension and seniority premiums under IAS	$(428)	$177	$1,352
Net cost of pension and seniority premiums under U.S. GAAP	(1,593)	(551)	(1,511)

U.S. GAAP net income adjustment	$(2,021)	$(374)	$(159)

	Year ended December 31,
	2001	2002
Reserve for pension and seniority premiums under IAS	$11,538	$12,236
Reserve for pension and seniority premiums under U.S. GAAP	(12,191)	(12,170)

U.S. GAAP stockholders equity adjustment	$(653)	$66

  iii.
  Compensated absences

    Under U.S. GAAP, SFAS 43 requires an employer to accrue a liability for employees' rights to receive compensation for future absences such as vacations and holidays. Up to December 31, 1999 the Company did not accrue this liability for IAS purposes. In 2000, the Company started accruing liability for employees' rights to receive compensation for future absences under IAS and therefore, resulting in no differences with U.S. GAAP.

  iv.
  Translation adjustments of U.S. GAAP adjustments

    These differences are related to the effects of exchange rates on deferred taxes, pension and seniority premium costs and liabilities, which these are calculated in pesos and translated to U.S. dollars, as shown as follows.

	Year ended December 31,
	2000	2001	2002
Translation adjustment on:
Pension and seniority premium plan	$3,270	$(2,347)	$878
Deferred taxes	(1,480)	3,661	6,642

	$1,790	$1,314	$7,520

  v.
  Deferred taxes

    As mentioned in Note 3, income tax is recorded in accordance with IAS 12 (revised), which among other provisions, requires the recognition of deferred taxes for non-monetary assets indexed for tax purposes. Under U.S. GAAP, the Company follows the procedures established in SFAS No. 109 "Accounting for Income Taxes". This statement does not permit recognition of deferred taxes for differences related to assets and liabilities that are remeasured from local currency into the functional currency using historical exchange rates and that result from changes in exchange rates or indexing for tax purposes.

    For U.S. GAAP purposes the deferred tax computation on non-monetary assets and liabilities is based on current historical pesos whereas for IAS purposes amounts in historical US dollars are considered for book purposes and for tax purposes indexation is recognized. Therefore, deferred tax assets for U.S. GAAP purposes are less than the related amounts for IAS purposes.

    In Mexico, companies are required to pay their employees a portion of net income as defined by specific regulations. For U.S. GAAP purposes, deferred profit sharing liabilities or assets would be recorded for temporary differences that may arise in the determination of the current liability based on the statutory rate of 10%. These temporary differences are similar to those that exist for deferred income tax purposes. IAS does not require the establishment of deferred tax assets or liabilities for these differences. U.S. GAAP, employee profit sharing would be considered as operating expense.

    The deferred tax adjustment included in the consolidated results and stockholders' equity reconciliations, also include the effect of deferred taxes on the other U.S. GAAP adjustments.

    For the year ended December 31, 2002, the Company recognized a tax loss of $5,895 due to the rate differential in computing deferred taxes since the enacted Mexican Tax rate will decrease one percent per year from 35% in 2002 to 32% by 2005.

  vi.
  Effects of U.S. GAAP adjustments on minority interest

    This item corresponds to the effect of U.S. GAAP adjustments on minority interest.

  vii.
  Reconciling items on discontinued operations

    These items relate to the cumulative U.S. GAAP adjustments attributable to operations that were discontinued (See Note 2b.).

	Year ended December 31,
	2000	2001	2002
Deferred gain on vessels arising from sales and lease back transactions—Net	$1,926
Pension and seniority premium plan
Provision for vacations	520
Goodwill derived from subsidiaries acquisition	(1,648)
Deferred taxes

	$798	$—	$—

  viii.
  Extraordinary item

    Under IAS, deferred financing costs expensed for the pre-payment of the senior credit facilities for an amount of $9,227 were included in interest expense, while under U.S. GAAP, it would be included in the income statement as an extraordinary item, net of taxes of $4,152.

  ix.
  Deferred charges

    During 2001, TFM incurred in certain financing costs paid to third parties which were capitalized under IAS. Under U.S. GAAP, it is required that these costs are expensed as incurred.

    Additionally during 2002, TFM incurred certain expenses related with the 180,000 senior notes as mentioned in Note 6. Under U.S. GAAP, legal fees incurred in connection with the exchange of such senior notes amounting to $231 should be expensed as incurred. Under IAS these expenses should be capitalized and amortized over the period of the senior notes.

  x.
  Investments

    Under IAS, in 2000, Grupo established a reserve of $5,000 for an investment which it had decided to abandon in the foreseeable future. In 2001, due to a change in economic circumstances, Management elected to maintain the investment and consequently, the reserve was reversed. The reserve corresponded to the goodwill arising from the purchase of said investment which is being amortized over the period of ten years. The amortization of the goodwill for IAS purposes during the period ended December 31, 2002 was $1,070, which is being reversed for U.S. GAAP purposes.

    Under U.S. GAAP, the reversal of adjustments to the carrying basis of cost method investees is not permitted.

  xi.
  Dilution in sale of Mexrail to TFM

    As more fully described in Note 1, on February 27, 2002, the Company and KCS sold their respective interests in Mexrail to TFM for an aggregate purchase price of $64.0 million. Under U.S. GAAP, the portion of Mexrail purchased from KCS is accounted for as a purchase pursuant to SFAS No. 141 "Business Combinations" with partial fair value step-up (49%), for KCS's investment, being recognized for the assets and liabilities being acquired. Thus, the amount recorded was $20.6 million and the corresponding deferred income tax (45%) for $9,249, were both allocated in fixed assets. During the year ended December 31, 2002 the depreciation of this transaction was $459. The portion sold by the Company to TFM (51%) amounting to $21.4 million is accounted on a historical carryover basis since both Mexrail and TFM are under the common control of the Company.

    In addition, as a result of the transaction described above, under IAS, the Company recognized a gain of $8.1 million resulting from its equity dilution in Mexrail representing the amount "deemed sold". Under U.S. GAAP, such a gain would not have reflected in the income statement, but would have affected stockholders' equity due to the step-up described above for $14,147.

  xii.
  Acquisition of 24.6% interest in Grupo TMM by TFM

    As discussed in Note 1, TFM purchased the 24.6% non-voting interest in Grupo TFM for an aggregate price of $256.1 million. Under IAS, a negative goodwill for $13,937 was recognized. For U.S. GAAP purposes in accordance with SFAS 141 "Business Combinations" and SFAS 142 "Goodwill and other Intangible Assets" negative goodwill has been allocated as a prorata reduction of the amounts that otherwise would have been assigned to the acquired assets. Therefore, no goodwill has been recognized. Therefore, the amounts of $13,937 and its corresponding deferred income tax for $4,632 were allocated into fixed assets. The credit to depreciation arising from this transaction was $313.

    Under IAS the amortization of the negative goodwill for the year ended December 31, 2002 was $313, thus no reconciling item was shown in the reconciliation between consolidated results, only a reclassification is included in the condensed consolidated balance sheet and consolidated statement of income as of December 31, 2002.

  xiii.
  Goodwill arising from the acquisition of 49% in "CIC"

    As described in Note 1, the Company recorded goodwill of $4.5 million arising from the acquisition of the 49% controlling interest in CIC. Under IAS, this goodwill is being amortized over a period of 20 years. During the year ended December 31, 2002, the amortization of this transaction was $189. For U.S. GAAP purposes, according to SFAS 142 "Goodwill and other Intangible Assets" the amortization is being reversed since goodwill should be only test for impairment on a yearly basis and not being amortized.

  xiv.
  Earnings per share

    The weighted average number of shares outstanding (basic and diluted) for the year ended December 31, 2000 was 17,441,590, 18,693,635 in 2001 and 56,963,137 in 2002. The income from continuing operations per share (basic and diluted) under U.S. GAAP was 0.491 in 2000, $0.913 in 2001 and $0.121 in 2002.

  xv.
  Sales and disposals of fixed assets

    In accordance with SAB 101, the gains or losses on sales and disposal of fixed assets should be included in other operating expenses. Under IAS, these expenses are included in other income (expenses)—net. For the years ended December 31, 2000, 2001 and 2002, the loss (gain) on sales and disposals of fixed assets amounted to $7,854, $(53,816) and $4,075, respectively.

  xvi.
  Effect of recently issued accounting standards

    On August 15, 2001, the FASB issued Statement of Financial Accounting Standards No. 143 ("FAS 143") "Accounting for Asset Retirement Obligations". This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. As used in this Statement, a legal obligation is an obligation that a party is required to settle as a result of an existing or enacted law, statute, ordinance, or written or oral contract or by legal construction of a contract under the doctrine of promissory estoppel. This Statement also requires that the fair value of a liability for and asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002.

    In April 2002, the FASB issued SFAS No. 145, "Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections as of April 2002". SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt, "SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers", and SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements". As a result, gains and losses from extinguishment of debt will no longer be classified as extraordinary items unless they meet the criteria of unusual or infrequent as described in APB Opinion No. 30, "Reporting the Results of Operations -Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". In addition, SFAS No. 145 amends SFAS No. 13, "Accounting for Leases", to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002.

    In July of 2002, the FASB issued Statement No. 146 ("SFAS 146"), "Accounting for Cost Associated with Exit or Disposal Activities". This Statement addresses financial accounting and reporting costs associated with exit or disposal activities and nullifies Emerging Issues Task Force No. 94-3 ("EITF 94-3"), "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exist an Activity (Including Certain Costs Incurred in a Restructuring"). The principal difference between SFAS 146 and EITF 94-3 is that FAS 146 requires that a liability for a cost associated with a exit or disposal activity be recognized when the liability is incurred rather than at the date of an entity's commitment to an exit plan. This Statement also revises the definition of exit costs and established that fair value is the objective for initial measurement of the liability.

    In May 2003, the FASB issued SFAS No. 150, Accounting For Certain Financial Instruments with Characteristics of Both Liabilities and Equity. The Statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity, and requires that these instruments be classified as liabilities in statements of financial position. This Statement is effective prospectively for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after

    June 15, 2003. This statement shall be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Management is still assessing whether this statement will have a material effect on the Company's financial position or results of operation.

    In November 2002, the FASB issued Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, as interpretation of FASB Statements No. 5, 57 and 107 and a recission of FASB Interpretation No. 34". This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The initial recognitions and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company's financial statements.

    Management is currently evaluating the impact that the adoption of the above-mentioned statements will have on the consolidated financial statements.

  e.
  Condensed consolidated balance sheets and income statements

        On the next page are the condensed consolidated balance sheets and consolidated income statements reflect the effects of the principal differences between IAS and U.S. GAAP.

	Condensed consolidated balance sheets
	December 31,
	2001	2002
Total current assets	$413,234	$401,316
Concession rights and related assets—Net	1,275,177	1,231,881
Property, machinery and equipment—Net	674,979	732,807
Deferred income taxes	162,694	281,243
Other non-current assets	191,530	152,899

Total assets	$2,717,614	$2,800,146

Total short-term liabilities	$522,783	$503,430
Total long-term liabilities	1,029,749	1,318,364

Total liabilities	1,552,532	1,821,794
Minority interest	1,035,709	818,656

Capital stock	121,158	121,158
Retained earnings	8,215	38,538

Total stockholders' equity	129,373	159,696

Total liabilities and stockholders' equity	$2,717,614	$2,800,146

	Condensed consolidated statements of income
	December 31,
	2000	2001	2002
Transportation and service revenues	$989,934	$1,000,092	$1,008,616
Total costs and operating expenses	819,044	757,754	794,609

Operating income	170,890	242,338	214,007
Other income (expenses)—net	27,128	(27,288)	(28,758)
Net comprehensive financing cost	(157,595)	(122,617)	(166,612)

Income before income taxes, minority interest, discontinued operations and extraordinary item	40,423	92,433	18,637
Benefit for income taxes	23,466	9,078	89,007
Minority interest	(55,329)	(83,675)	(96,996)

Income before discontinued operations and extraordinary item	8,560	17,836	10,648
Discontinued operations—Net	(4,737)

Net income before extraordinary item	3,823	17,836	10,648
Extraordinary item—Net	(5,075)

Net (loss) income for the period	($1,252)	$17,836	$10,648

(Loss) income per share:
From continuing operations	$0.491	$0.954	$0.187
From discontinued operations	(0.272)
From extraordinary item	(0.291)

Net	($0.072)	$0.954	$0.187

Weighted average of shares (thousands)	17,442	18,694	56,963

NOTE 19—GUARANTOR FINANCIAL INFORMATION:

       On August 12, 2002, Grupo created a wholly owned Mexican subsidiary named TMM Holdings into which it transferred its 96.64% controlling interest in its subsidiary TMM Multimodal which in turn holds, directly and indirectly, all of Grupo's controlling interest in Grupo TFM. TMM Holdings will irrevocably and unconditionally guarantee the refinancing contemplated by Grupo of the 9 1/2% Notes due 2003 and 10 1/4% Notes due 2006.

        Presented below is condensed consolidating information as of December 31, 2002 and 2001 and for the three years ended December 31, 2002 for i) the parent company, ii) the guarantor subsidiary, iii) the combined non-guarantor subsidiaries, iv) eliminations and v) the Company's consolidated financial statements.

        Where applicable the equity method has been used by the parent company and guarantor with respect to its investment in certain subsidiaries for the respective periods presented.

        The Company has not presented separate financial statements and other disclosures concerning the guarantor subsidiary because Management has determined that such information is not material to investors.

CONDENSED CONSOLIDATED BALANCE SHEET

As of December 31, 2002

(amounts in thousands of US dollars)

Assets	Grupo TMM	TMM Holdings	Combined Non-guarantor Subsidiaries	Eliminations	Consolidated
Total current assets	112,955		402,350	(113,989)	401,316
Concession rights and related assets—Net			1,231,881		1,231,881
Property, machinery and equipment—Net	5,980		724,093		730,073
Deferred costs and others assets	32,966		56,119		89,085
Equity investments	482,749	414,117	22,438	(896,866)	22,438
Deferred income taxes	41,508	(221)	179,388		220,675
Other non-current assets			31,724		31,724

Total assets	$676,158	$413,896	$2,647,993	$(1,010,855)	$2,727,192

Liabilities
Total short—term liabilities	$305,090	$6	$312,322	$(113,988)	$503,430
Total long—term liabilities	231,218		1,087,212		1,318,430

Total liabilities	536,308	6	1,399,534	(113,988)	1,821,860

Minority interest			765,482		765,482

Common stock	121,158	427,065	415,161	(842,226)	121,158
Retained earnings	18,692	(13,175)	67,816	(54,641)	18,692

Total stockholders' equity	139,850	413,890	482,977	(896,867)	139,850

Total liabilities and stockholders' equity	$676,158	$413,896	$2,647,993	($1,010,855)	$2,727,192

Reconciliation of differences between IAS and U.S. GAAP:
Total stockholders' equity under IAS	$139,850	$413,890	$482,977	$(896,867)	$139,850

U.S. GAAP adjustments:
Deferred Taxes	(752)		65,937		65,185
Equity investments	28,310	36,239		(64,549)
Deferred gain on building and vessels arising from sale and lease back transactions—Net	(7,777)		(580)		(8,357)
Effect on U.S. GAAP adjustments on minority interest			(38,653)		(38,653)
Others	65		1,606		1,671

Total U.S. GAAP adjustments	19,846	36,239	28,310	(64,549)	19,846

Total stockholders' equity under U.S. GAAP	$159,696	$450,129	$511,287	$(961,416)	$159,696

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

Year ended December 31, 2002

(amounts in thousands of US dollars)

	Grupo TMM	TMM Holdings	Combined Non-guarantor Subsidiaries	Eliminations	Consolidated
Transportation and service revenues	$40,949		$986,974	($19,307)	$1,008,616
Total costs and operating expenses	56,874	11	787,045	(19,307)	824,623

Operating income	(15,925)	(11)	199,929		183,993
Other expenses—Net	(9,980)		(25,212)		(35,192)
Net comprehensive financing cost	(51,331)		(123,733)		(175,064)
Provision for taxes	(5,337)	(221)	(14,243)		(19,801)
Minority interest			3,455		3,455
Equity interest	39,964	(12,943)		(27,021)

Net (loss) income for the period under IAS	$(42,609)	$(13,175)	$40,196	$(27,021)	$(42,609)

Reconciliation of differences between IAS and U.S. GAAP:

Net income (loss) for the period under IAS	($42,609)	($13,175)	$40,196	($27,021)	($42,609)

U.S. GAAP adjustments:
Deferred taxes	(26,310)		160,910		134,600
Investment in subsidiaries	68,307	58,243		(126,550)
Deferred gain on building and vessels arising from sale and lease back transactions—Net	9,859		387		10,246
Effect of U.S. GAAP adjustments on minority interest			(92,341)		(92,341)
Translation adjustments	1,371		6,149		7,520
Others	30		(6,798)		(6,768)

Total U.S. GAAP adjustments	53,257	58,243	68,307	(126,550)	53,257

Net income (loss) for the period under U.S. GAAP	$10,648	$45,068	$108,503	$(153,571)	$10,648

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW

Year ended December 31, 2002

(amounts in thousands of US dollars)

	Grupo TMM	TMM Holdings		Combined Non-guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:
Net income for the period	$(42,609)		$(13,175)	$36,628	$(23,453)	$(42,609)

Adjustments to reconcile net income to net cash provided by operating activities:	(27,573)		13,163	164,155	23,453	173,198
Net change in working capital	64,896		12	(97,791)		(32,883)

Net cash (used in) provided by operating activities	(5,286)			102,992		97,706

Cash flows from investing activities:
Sale of property, machinery and equipment	866			3,433		4,299
Acquisition of property, machinery and equipment	(4,772)			(102,199)		(106,971)
Sales of shares of subsidiaries				(200,251)		(200,251)

Net cash used in investing activities	(3,906)			(299,017)		(302,923)

Cash flows provided by financing activities:
Proceeds from revolving credit facility				177,491		177,491
Proceeds from convertible notes	13,295					13,295
Short-term bank borrowings—Net	(5,000)			127,011		122,011
Payments under commercial paper	(286,060)			(339,921)	(33,020)	(659,001)
Proceeds from commercial paper	267,266			196,738		464,004
Cash received (paid) from sale of accounts receivable—Net	15,430			49,272		64,702
Dividends paid to minority stockholders				(1,578)		(1,578)
Payments under capital lease obligation				(372)		(372)

Net cash provided by (used in) financing activities	4,931			208,641	(33,020)	180,552

Net (decrease) increase in cash and cash equivalents	(4,261)			12,616	(33,020)	(24,665)
Cash and cash equivalents at beginning of the period	8,223			77,768		85,991

Cash and cash equivalents at end of the period	$3,962	$		$90,384	$(33,020)	$61,326

CONDENSED CONSOLIDATED BALANCE SHEETS

As of December 31, 2001

(amounts in thousands of US dollars)

Assets	Grupo TMM	TMM Holdings	Combined Non-guarantor Subsidiaries	Eliminations	Consolidated
Total current assets	$89,876	$5	$394,910	$(71,557)	$413,234
Concession rights and related assets—Net			1,275,177		1,275,177
Property, machinery and equipment—Net	4,222		689,360		693,582
Deferred costs and others assets	29,224		50,073		79,297
Deferred income taxes	46,845		191,906		238,751
Equity investments	507,900	395,019	19,659	(902,919)	19,659
Others non-current assets	16,615		81,892		98,507

Total assets	$694,682	$395,024	$2,702,977	$(974,476)	$2,818,207

Liabilities
Total short-term liabilities	$110,311		$484,029	$(71,557)	$522,783
Total long-term liabilities	407,440		621,656		1,029,096

Total liabilities	517,751		1,105,685	(71,557)	1,551,879

Minority interest			1,089,397		1,089,397

Common stock	121,158	$334,030	415,161	(749,191)	121,158
Retained earnings	55,773	60,994	92,734	(153,728)	55,773

Total stockholders' equity	176,931	395,024	507,895	(902,919)	176,931

Total liabilities and stockholders' equity	$694,682	$395,024	$2,702,977	(974,476)	$2,818,207

Reconciliation of differences between IAS and U.S. GAAP:
Total stockholders' equity under IAS	$176,931	$395,024	$507,120	$(902,144)	$176,931

U.S. GAAP adjustments:
Deferred taxes	21,037		(97,094)		(76,057)
Investment in subsidiaries	(57,253)	(22,695)		79,948
Deferred gain on building and vessels arising from sales and lease back transactions—Net	(7,136)		(11,467)		(18,603)
Effect of U.S. GAAP adjustments on minority interest			53,688		53,688
Others	(4,206)		(2,380)		(6,586)

Total U.S. GAAP adjustments	(47,558)	(22,695)	(57,253)	79,948	(47,558)

Total stockholders' equity under U.S. GAAP	$129,373	$372,329	$449,867	($822,196)	$129,373

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

Year Ended December 31, 2001

(amounts in thousands of US dollars)

	Grupo TMM	TMM Holdings	Combined Non-guarantor Subsidiaries	Eliminations	Consolidated
Transportation and service revenues	$48,359		$994,338	$(42,605)	$1,000,092
Total costs and operating expenses	60,689		792,865	(42,605)	810,949

Operating (loss) income	(12,330)		201,473		189,143
Other income (expenses)—Net	147,768		(120,999)		26,769
Net comprehensive financing cost	(41,577)		(81,421)		(122,998)
(Provision) benefit for income taxes	(41,951)		49,101		7,150
Minority interest			(91,139)		(91,139)
Equity interest	(42,985)	$29,257		13,728

Net income (loss) for the period under IAS	$8,925	$29,257	$(42,985)	$13,728	$8,925

Reconciliation of differences between IAS and U.S. GAAP: Net income (loss) for the period under IAS	$8,925	$29,257	$(42,985)	$13,728	$8,925

U.S. GAAP adjustments:
Deferred taxes	34,640		(35,800)		(1,160)
Investment in subsidiaries	(25,095)	(3,041)		28,136
Deferred gain on building and vessels arising from sales and lease back transactions—Net	2,088		5,512		7,600
Effect of US GAAP adjustments on minority interest			7,464		7,464
Translation adjustments	(2,348)		3,662		1,314
Others	(374)		(5,933)		(6,307)

Total U.S. GAAP adjustments	8,911	(3,041)	(25,095)	28,136	8,911

Net income (loss) for the period under U.S. GAAP	$17,836	$26,216	$(68,080)	$41,864	$17,836

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31, 2001

(amounts in thousands of US dollars)

	Grupo TMM	TMM Holdings	Combined Non-guarantor Subsidiaries	Eliminations		Consolidated
Cash flows from operating activities:
Income (loss) from continuing operations	$8,925	$29,257	$(42,985)		$13,278	$8,925
Adjustments to reconcile net income to net cash (used in) operating activities	(17,624)	(29,257)	254,295		(13,278)	193,686
Net change in working capital	6,420		(108,965)			(102,545)

Net cash (used in) provided by operating activities	(2,279)		102,345			100,066

Cash flows from investing activities:
Sale of fixed assets	189		14,162			14,351
Acquisition of fixed assets	(1,777)		(108,552)			(110,329)

Net cash used in investing activities	(1,588)		(94,390)			(95,978)

Cash flows from financing activities:
Short-term bank borrowings—Net			(864)			(864)
Payments from commercial paper—Net	(372)		(24,784)			(25,156)
Payments under capital lease obligation			(4,292)			(4,292)
Cash received from sale of accounts receivable—Net	6,250		17,681			23,931
Other	855		(4,894)			(4,039)

Net cash provided by (used in) financing activities	6,733		(17,153)			(10,420)

Net increase (decrease) in cash and cash equivalents	2,866		(9,198)			(6,332)
Cash and cash equivalents at beginning of the period	6,989	5	85,329			92,323

Cash and cash equivalents at end of the period	$9,855	$5	$76,131	$		$85,991

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

Year ended December 31, 2000

(amounts in thousands of US dollars)

	Grupo TMM	TMM Holdings	Combined Non-guarantor Subsidiaries	Eliminations	Consolidated
Transportation and service revenues	$50,236		$999,309	$(59,611)	$989,934
Total costs and operating expenses	69,670		782,323	(59,611)	792,382

Operating (loss) income	(19,434)		216,986		197,552
Other income (expenses)—Net	44,686		(40,993)		3,693
Net comprehensive financing cost	(35,214)		(124,171)		(159,385)
(Provision) benefit for income taxes	(2,783)		25,831		23,048
Minority interest			(57,643)		(57,643)
Equity interest	13,791	$14,427		(28,218)
Net income (loss) from discontinued operations	684		(13,289)	7,070	(5,535)

Net income (loss) for the period under IAS	$1,730	$14,427	$6,721	$(21,148)	$1,730

Reconciliation of differences between IAS and U.S. GAAP:
Net income (loss) for the period under IAS	$1,730	$14,427	$6,721	($21,148)	$1,730

U.S. GAAP adjustments:
Deferred taxes	8,630		(3,639)		4,991
Investment in subsidiaries	(903)	(800)		1,703
Deferred gain on building and vessels arising from sales and lease back transactions—Net	(9,225)		(2,309)		(11,534)
Effect of U.S. GAAP adjustments on minority interest			2,314		2,314
Effect to U.S. GAAP adjustments on discontinued operations			798		798
Translation adjustments			1,790		1,790
Others	(1,484)		143		(1,341)

Total U.S. GAAP adjustments	(2,982)	(800)	(903)	1,703	(2,982)

Net (loss) income for the year under U.S. GAAP	$(1,252)	$13,627	$5,818	$(19,445)	$(1,252)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31, 2000

(amounts in thousands of US dollars)

	Grupo TMM	TMM Holdings	Combined Non-guarantor Subsidiaries	Eliminations		Consolidated
Cash flows from operating activities:
Income (loss) from continuing operations	$1,046	$14,427	$20,010		$(28,218)	$7,265
Adjustments to reconcile net income (loss) to net cash provided by operating activities	(21,471)	(14,427)	205,287		28,218	197,607
Net change in working capital	103,897		(120,969)			(17,072)

Net cash provided by operating activities	83,472		104,328			187,800

Cash flows from investing activities:
Sale of fixed assets	126,841		29,616			156,457
Acquisition of fixed assets	(115,098)		(85,682)		114,674	(86,106)
Other investing activities—Net			99,904		(114,674)	(14,770)

Net cash provided by investing activities	11,743		43,838			55,581

Cash flows from financing activities:
Payments of revolving credit facility—Net			(84,998)			(84,998)
Short-term bank (payments) borrowings—Net	(128,415)		143,000			14,585
Proceeds from commercial paper—Net			280,662			280,662
Payments under capital lease obligation			(12,174)			(12,174)
Payments under long-term debt			(429,029)			(429,029)
Cash paid for sale of accounts receivable—Net	(13,453)		(6,547)			(20,000)
Other	544		(260)			284

Net cash used in financing activities	(141,324)		(109,346)			(250,670)

Net (decrease) increase in cash and cash equivalents	(46,109)		38,820			(7,289)
Cash and cash equivalents at beginning of the period	53,098	5	46,509			99,612

Cash and cash equivalents at end of the period	$6,989	$5	$85,329	$		$92,323

QuickLinks

Table of Contents
PART I
  ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
  ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
  ITEM 3. KEY INFORMATION
  ITEM 4. INFORMATION ON THE COMPANY
  ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Net Income (Loss) and Stockholders' Equity (in millions of dollars)
Our Principal Capital Expenditures for the Last Three Financial Years (Millions of Dollars)
Our Principal Capital Divestitures for the Last Three Financial Years (Millions of Dollars)
  ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
  ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
  ITEM 8. FINANCIAL INFORMATION
  ITEM 9. THE OFFER AND LISTING
  ITEM 10. ADDITIONAL INFORMATION
  ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
  ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
  ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
  ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
  ITEM 15. CONTROLS AND PROCEDURES
  ITEM 16. [RESERVED]
PART III
  ITEM 17. FINANCIAL STATEMENTS
  ITEM 18. FINANCIAL STATEMENTS
  ITEM 19. EXHIBITS
SECTION 302 CERTIFICATION OF CHIEF EXECUTIVE OFFICER
SECTION 302 CERTIFICATION OF CHIEF FINANCIAL OFFICER
GRUPO TMM, S. A. (formerly Grupo Servia, S. A. de C. V.) CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2000, 2001 AND 2002 INDEX
GRUPO TMM, S. A. CONSOLIDATED BALANCE SHEETS (Notes 1, 2 and 3) (amounts in thousands of US dollars)
GRUPO TMM, S. A. CONSOLIDATED STATEMENTS OF INCOME (Notes 1, 2 and 3) (amounts in thousands of US dollars, except per share amounts)
GRUPO TMM, S. A. CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (Notes 1, 2, 3 and 12) (amounts in thousands of dollars)
GRUPO TMM, S. A. (formerly Grupo Servia, S. A. de C. V.) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2000, 2001 AND 2002 (amounts in thousands of US dollars except number of shares)
CONDENSED CONSOLIDATED BALANCE SHEET As of December 31, 2002 (amounts in thousands of US dollars)
CONDENSED CONSOLIDATED STATEMENTS OF INCOME Year ended December 31, 2002 (amounts in thousands of US dollars)
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW Year ended December 31, 2002 (amounts in thousands of US dollars)
CONDENSED CONSOLIDATED BALANCE SHEETS As of December 31, 2001 (amounts in thousands of US dollars)
CONDENSED CONSOLIDATED STATEMENTS OF INCOME Year Ended December 31, 2001 (amounts in thousands of US dollars)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS Year ended December 31, 2001 (amounts in thousands of US dollars)
CONDENSED CONSOLIDATED STATEMENTS OF INCOME Year ended December 31, 2000 (amounts in thousands of US dollars)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS Year ended December 31, 2000 (amounts in thousands of US dollars)