Form 20-F
period 2003-12-31
GRUPO TMM SA
filed 2004-06-30
CIK 1163560

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒
ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

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

None
(Title of Class)

        The number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2003 was:

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

Presentation Of Financial Information

        Our financial statements are published in dollars and prepared in conformity with accounting principles issued by the International Financial Reporting Standards ("IFRS"), which differ in certain significant respects from U.S. generally accepted accounting principles, which we refer to as "U.S. GAAP." We maintain our financial books and records in dollars. However, we keep our tax books and records in pesos. See Note 18 to our Financial Statements for a description of the principal differences between International Financial Reporting Standards and U.S. GAAP applicable to us and reconciliation to U.S. GAAP of our stockholders' equity and net income as of December 31, 2002 and 2003 and for each of the three years ended December 31, 2003. Sums presented in this Annual Report may not add precisely due to rounding.

Forward-Looking Information

        This Annual Report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in TFM, S.A. de C.V. and other new businesses; risks associated with the Company's reorganization and restructuring; the outcome of pending litigation and arbitration with Kansas City Southern; the timing of the receipt of any amounts in respect of TFM's pending claim for a refund of certain value added taxes; the outcome of pending litigation relating to the obligation to repurchase shares of TFM owned by the Mexican Government and the ability of the Company or its subsidiaries to fund any such purchase if required to do so; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to complete the proposed restructuring or otherwise repay, restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the Securities and Exchange Commission.

        The following factors, as well as other factors described in this Annual Report, could cause actual results to differ materially from such forward-looking statements:

  •
  The outcome of the arbitration and litigation with KCS relating to the previously proposed sale; of our interests in Grupo TFM;

  •
  Our ability to successfully complete the restructuring of the existing notes;

  •
  The timing of the receipt by TFM of the recent VAT award, the amount of such award and the form of such award;

  •
  Our ability to satisfy our contingent obligation to purchase shares of TFM, owned by the government of Mexico;

  •
  Our ability to generate sufficient cash from operations to meet our obligations, including the ability of our subsidiaries, such as TFM, our principal operating subsidiary, to generate sufficient distributable cash flow and to distribute such cash flow in accordance with their existing agreements;

  •
  The ability of TFM to meet the requirements under the covenants in its debt agreements or to obtain waivers from its lenders of the requirements of such covenants if they are not met;

  •
  Mexican, U.S. and global economic, political and social conditions;

  •
  The effect of NAFTA on the level of U.S.-Mexico trade;

  •
  Conditions affecting the international shipping and transportation markets;

  •
  Our ability to reduce corporate overhead costs;

  •
  The availability of capital to fund our expansion plans;

  •
  Our ability to utilize a portion of our current and future tax loss carryforwards (Net Operating Losses "NOLs");

  •
  Changes in legal or regulatory requirements in Mexico or the United States;

  •
  Economic uncertainty following the terrorist attacks in the United States in 2001; and

  •
  Other factors described in this Annual Report and the documents incorporated by reference in this Annual Report.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable

ITEM 3. KEY INFORMATION

A.    Selected Financial Data

        The following table sets forth our selected financial data. The financial information presented for the fiscal years ended December 31, 2001, 2002 and 2003 was derived from our audited consolidated financial statements contained elsewhere herein. The Financial Statements have been prepared in accordance with IFRS, which differ in certain significant respects from U.S. GAAP. See Note 18 to our Financial Statements for the years ended December 31, 2001, 2002 and 2003 for a description of the principal differences between IFRS and U.S.GAAP applicable to us.

        The following data should be read in conjunction with, and is qualified in its entirety by reference to Item 5—"Operating and Financial Review and Prospects" and to our Financial Statements and the related Notes thereto included elsewhere herein.

GRUPO TMM AND SUBSIDIARIES
SELECTED CONSOLIDATED FINANCIAL DATA
($ in Millions Except Ratios and Per Share Data)

	Year Ended December 31,
	2003	2002	2001	2000	1999
CONSOLIDATED INCOME STATEMENT DATA (IFRS):
Transportation revenues	$938.0	$1,008.6	$1,000.1	$989.9	$844.7
Income on transportation(a)	137.0	184.0	189.1	197.6	148.3
Other (expense) income—Net(b)	(32.7)	(35.2)	26.8	3.7	3.8
Operating income(c)	104.3	148.8	215.9	201.3	152.1
Interest income	11.1	8.4	15.9	7.7	7.1
Interest expense—Net(d)	191.8	183.5	138.9	167.1	169.8
(Loss) income before (provision) benefit for income taxes, minority interest and discontinued operations	(76.4)	(26.3)	92.9	41.9	(10.6)
(Provision) benefit for income taxes	(41.5)	(19.8)	7.2	23.0	47.3
(Loss) income before minority interest and discontinued operations	(117.9)	(46.1)	100.1	64.9	36.7
Minority interest	31.2	3.5	(91.1)	(57.6)	39.9
Net (loss) income from continuing operations	(86.7)	(42.6)	8.9	7.3	76.6
Net loss from discontinued operations	—	—	—	(5.6)	(139.2)
Net (loss) income	(86.7)	(42.6)	8.9	1.7	(62.6)
Net (loss) income per share from continuing operations(e)	(1.521)	(0.748)	0.477	0.419	5.589
Net loss per share from discontinued operations(e)	—	—	—	(0.321)	(10.157)
Net (loss) income per share(e)	(1.521)	(0.748)	0.477	0.097	(4.568)
Book value per share(f)	0.934	2.454	9.463	0.539	0.555
Weighted average shares outstanding (000s)	56,963	56,963	18,694	17,442	13,705

U.S. GAAP:(g)
Transportation revenues	$907.3	$917.7	$926.9	$935.7	$816.7
Income on transportation	135.4	181.9	209.0	148.3	117.7
Operating income(c)	47.3	155.1	180.8	174.8	126.4
(Loss) income before benefit (provision) for income taxes, minority interest, discontinued operations and extraordinary item	(140.5)	(15.5)	56.4	16.4	(34.1)
Net (loss) income from continuing operations	(136.9)	(24.5)	(12.3)	5.0	82.8
Net income (loss) from discontinued operations	89.8	35.1	30.1	(1.2)	(153.6)
Net (loss) income	(47.1)	10.6	17.8	(1.3)	(70.8)
Net (loss) income per share from continuing operations	(2.404)	(0.430)	(0.660)	0.260	6.042
Net income (loss) per share from discontinued operations	1.578	0.617	1.614	(0.069)	(11.208)
Net (loss) income per share	(0.826)	0.187	0.954	(0.075)	(5.166)
BALANCE SHEET DATA (at end of period) (IFRS):
Cash and cash equivalents	$68.7	$61.3	$85.9	$92.3	$99.6
Restricted cash	5.9	4.3	1.6	—	—
Total current assets	379.2	401.3	413.3	357.0	504.5
Property, machinery and equipment—Net	730.4	757.8	724.8	650.9	636.1
Concessions—Net	1,179.6	1,231.9	1,275.2	1,327.7	1,382.6
Assets attributable to discontinued operations	—	—	—	14.7	253.0
Total assets(h)	2,476.8	2,679.7	2,797.8	2,652.9	2,941.0
Current portion of long-term debt	566.9	214.0	333.0	72.1	404.7
Long-term debt(h)	748.2	1,166.9	932.8	1,174.5	1,039.6
Liabilities attributable to discontinued operations	—	—	—	76.6	243.9
Minority equity interest in subsidiaries	678.2	765.5	1,089.4	1,104.9	1,024.5
Capital stock(i)	121.2	121.2	121.2	29.9	29.9
Total stockholders' equity(i)	53.2	139.8	176.9	9.4	7.6
U.S. GAAP:
Total assets	$2,689.7	$2,800.1	$2,717.6	$2,566.5	$2,862.3
Long term debt	774.4	1,206.8	953.2	1,192.8	1,045.2
Minority equity interest in subsidiaries	793.3	773.3	991.5	1,014.1	925.3
Total stockholders' equity	112.6	159.7	129.4	(9.3)	(8.1)
OTHER DATA (IFRS):
Incremental Capital investments(j)	$81.1	$307.2	$110.3	$105.7	$83.8
Depreciation and amortization	113.1	120.0	111.0	116.7	106.3

(a)
See Item 5—"Operating and Financial Review and Prospects—Results of Operations" for further details.

(b)
Includes in the year ended December 31, 2003: a gain from the sale of its 51% of interest in TMM Port and Terminals to SSA Mexico. Includes in the year ended December 31, 2002: a loss as a result of the sale of fixed assets, expenses related to railroad equipment, provisions for doubtful accounts, a loss as a result of subleasing of locomotives, expenses related to non-operating assets such as track maintenance and electricity and provision for the management fee payable to Promotora Servia. Includes in 2001: a net profit as a result of the sale of fixed assets and concession rights, a gain of recovery taxes and expenses related to railroad equipment, expenses related to non-operating assets such as track maintenance and electricity, provisions for doubtful accounts, non-operating expenses and nonrecurring charges. Includes in 2000: gain on the sale of assets, premium on the sale of shares of a subsidiary and gain on the sale of subsidiaries. Includes in 1999: gain on the sale of subsidiaries.

(c)
Includes the reclassification of other income (expense)—net in accordance with IAS #1 "Presentation of Financial Statements."

(d)
Interest expense net of exchange gains and losses.

(e)
Based on the weighted average of outstanding shares during each period, and restated to reflect the reverse stock split, which occurred in October 2001, prior to the merger of TMM with and into Grupo TMM. See Item 4—"Information on the Company". The aggregate number of Series A shares outstanding as of December 31, 2002 and 2003 was 56,963,137. See Item 7—"Major Shareholders and Related Party Transactions".

(f)
Book value: Results from dividing total stockholders' equity by the outstanding shares at the end of each period.

(g)
Under IFRS, the Port Sale was accounted for as a discontinued operation, nevertheless, such disclosures are only required to be presented in notes to the financial statements. Under U.S. GAAP, the Port Sale would also be accounted for as a discontinued operation but it is required to be presented in the forepart of the financial statements.

(h)
Proceeds received are net of transaction costs incurred in Accordance with IAS #39 "Financial Instruments recognition and measurement."

(i)
The large increase from 2000 to 2001 in the figures for capital stock and total stockholders' equity is a result of the merger of our predecessor, TMM with and into Grupo TMM and the additional shares issued in connection therewith. See Notes 1 and 12 of the notes to our Financial Statements.

(j)
See Item 5—"Operating and Financial Review and Prospects—Liquidity and Capital Resources" for further details.

GRUPO TMM AND SUBSIDIARIES
SELECTED CONSOLIDATED OPERATING DATA
($ dollars in millions)

	Year Ended December 31,
	2003	2002	2001	2000	1999
TRANSPORTATION REVENUES (IFRS):
Railroad operations(a)	$698.5	$712.3	$722.8	$698.6	$575.6
Port and terminal operations	52.2	112.5	100.6	86.5	72.5
Specialized maritime services(b)(c)	116.0	123.2	119.0	133.6	123.9
Logistics operations	89.5	79.1	77.4	84.0	91.3
Intercompany revenues(d)	(18.2)	(18.5)	(19.7)	(12.8)	(18.6)

Total	$938.0	$1,008.6	$1,000.1	$989.9	$844.7

INCOME ON TRANSPORTATION (IFRS):(e)(f)
Railroad operations(a)(g)	$132.0	$155.7	$154.0	$168.6	$126.5
Port and terminal operations(h)	10.5	33.4	37.0	33.5	23.4
Specialized maritime services(b)(c)	8.0	8.7	9.0	7.6	(7.5)
Logistics operations	2.5	4.0	6.3	8.3	5.8
Shared Corporate Costs	(16.0)	(17.8)	(17.2)	(20.4)	0.1

Total	$137.0	$184.0	$189.1	$197.6	$148.3

(a)
Our railroad operations consist of TFM and The Texas Mexican Railway Company (the "Tex-Mex" railway).

(b)
Specialized maritime services consist of supply ships, tug boats, dry bulk, refined petroleum products and car carriers.

(c)
Includes a $0.6 million profit on the sale of vessels at December 31 2002; a $2.0 million gain on the sale of vessels in 2001; and a $3.5 million loss on the sale of vessels in 1999.

(d)
Represents the elimination of intercompany transactions between segments.

(e)
Includes estimated allocated administrative costs as follows: In 2003 $3.7 million in ports and terminals operations, $8.6 million in specialized maritime services, $4.8 million in logistics operations, $4.3 million in Tex-Mex Railway and $16.2 million in shared corporate cost. Includes in 2002: $8.5 million in ports and terminals operations, $10.2 million in specialized maritime services, $5.8 million in logistics operations, $3.8 million in Tex-Mex Railway and $18.0 million in shared corporate cost; in 2001: $10.1 million in ports and terminals operations, $9.8 million in specialized maritime services, $7.8 million in logistics operations, $3.1 million in Tex-Mex Railway and $17.2 million in shared corporate cost; in 2000: $7.8 million in ports and terminals operations, $8.6 million in specialized maritime services, $7.8 million in logistics operations, $3.7 million in Tex-Mex Railway and $20.3 million in shared corporate cost; and in 1999: $0.5 million in the Tex-Mex Railway, $7.4 million in ports and terminals operations, $8.8 million in specialized maritime services and $7.0 million in logistics operations.

(f)
Includes reorganization expenses in 2003: $1.3 million in specialized maritime services and $1.6 million in shared corporate costs; in 2002: $0.1 million in specialized maritime services, $0.2 million in logistics operations and $0.6 million in shared corporate costs.

(g)
Includes for the Tex-Mex Railway a loss of $1.7 million as a result of reorganization costs in 2000 and includes a gain on the sale of fixed assets of $0.7 million in 1999.

(h)
Includes a gain on the sale of fixed assets of $1.9 million in 1999.

GRUPO TMM AND SUBSIDIARIES WITHOUT RAILROAD
SUPPLEMENTAL UNAUDITED SELECTED CONSOLIDATED
HISTORICAL FINANCIAL DATA
($ in Millions Except Ratios and Per Share Data)

        Under the terms of certain indebtedness, certain subsidiaries of the Company, other than Grupo TFM and its subsidiaries, are considered "restricted subsidiaries." The following unaudited condensed financial information presents the financial position and results of operations of the company and its restricted subsidiaries, with Grupo TFM results reported under the equity method of accounting since Grupo TFM is not defined to be a restricted subsidiary. All supplemental information herein is presented on an IFRS basis (except for the information excluding Grupo TFM from the consolidated financial data) and no attempt has been made to reconcile such information to U.S. GAAP.

	Year Ended December 31,
	2003	2002	2001	2000	1999
CONSOLIDATED INCOME STATEMENT DATA (IFRS):
Transportation revenues	$257.6	$327.5	$343.9	$358.6	$329.3
Income on transportation(a)	5.0	28.3	33.2	31.0	25.4
Other income (expenses)—Net(b)	2.7	(5.4)	(7.9)	26.7	8.0
Operating income(c)	7.7	22.9	25.3	57.7	33.4
Interest income	9.6	3.4	11.5	6.2	3.3
Interest expense—Net(d)	65.5	64.3	54.7	56.9	64.3
(Loss) income before (provision) benefit for income taxes, minority interest, and discontinued operations	(48.2)	(38.0)	(17.9)	7.0	(27.6)
(Provision) benefit for income taxes	(8.6)	10.4	11.8	8.9	5.9
Equity interest in Grupo TFM	(25.0)	(6.1)	32.7	16.0	17.4
Minority interest	(4.9)	(8.9)	(17.7)	(24.6)	80.8
Net (loss) income from continuing operations	(86.7)	(42.6)	8.9	7.3	76.5
Net loss from discontinued operations	—	—	—	(5.6)	(139.1)
Net (loss) income	(86.7)	(42.6)	8.9	1.7	(62.6)
Net (loss) income per share from continuing operations(e)	(1.521)	(0.748)	0.476	0.419	5.582
Net loss per share from discontinued operations(e)	—	—	—	(0.321)	(10.150)
(Loss) income per share(e)	(1.521)	(0.748)	0.476	0.097	(4.568)
Weighted average shares outstanding (000s)	56,963	56,963	18,694	17,442	13,705
BALANCE SHEET DATA (at end of period) (IFRS):
Cash and cash equivalents	$71.0	$35.4	$34.8	$59.3	$88.7
Total current assets	155.4	172.1	185.2	155.2	146.2
Property, machinery and equipment—Net	75.1	124.8	184.0	167.3	169.8
Concessions—Net	5.4	16.4	17.6	18.8	15.2
Equity interest in Grupo TFM	360.5	386.2	406.3	374.1	312.6
Other non-current assets(f)	98.7	135.6	140.2	144.2	149.3
Total assets(f)	695.1	835.0	933.3	859.6	1,134.8
Current portion of long-term debt	373.7	206.3	68.0	67.9	219.0
Long-term debt(f)	1.5	189.1	374.1	376.6	371.0
Minority equity interest in subsidiaries	35.7	86.8	107.6	195.9	146.0
Capital stock(g)	121.2	121.2	121.2	29.9	29.9
Total stockholders' equity	53.2	139.8	176.9	9.4	7.6
OTHER DATA (IFRS):
Incremental capital investments(h)	$7.9	$20.2	$44.4	$40.3	$34.4
Depreciation and amortization	21.5	33.2	29.2	27.0	26.9

(a)
Includes a $0.6 million profit on the sale of vessels in 2002; a $2.0 million gain on the sale of vessels in 2001; and $3.5 million loss on the sale of vessels in 1999.

(b)
Includes in 2002: provision for the management fee payable to Promotora Servia and provisions for doubtful accounts; in 2001: provisions for doubtful accounts; in 2000: gain on the sale of assets, premium on the sale of shares of a subsidiary and gain on the sale of subsidiaries; in 1999: gain on the sale of subsidiaries.

(c)
Includes the reclassification of the other; income (expense)—net in accordance with IAS # 1 "Presentation of financial statements."

(d)
Interest expenses net of exchange gain and losses.

(e)
Based on the weighted average of outstanding shares during each period, and restated to reflect the reverse stock split, which occurred in October 2001, prior to the merger of TMM with and into Grupo TMM. See Item 4—"Information on the Company." The aggregate number of our Series A shares outstanding as of December 31, 2002 and 2003 was 56,963,137. See Item 7—"Major Shareholders and Related Party Transactions."

(f)
Proceeds received as borrowings are net of transaction costs incurred, in accordance with the ("IAS # 39") "Financial Instruments recognition and measurement."

(g)
The large increase from 2000 to 2001 in the figures for capital stock and total stockholders equity is a result of the merger of our predecessor, TMM with and into Grupo TMM and the additional shares issued in connection therewith. See Notes 1 and 12 to our consolidated Financial Statements, incorporated herein.

(h)
See Item 5—"Operating and Financial Review and Prospects—Liquidity and Capital Resources."

Exchange Rates

        We maintain our financial records in Dollars. However, we keep our tax records in Pesos. We record in our financial records the Dollar equivalent of the actual Peso charges for taxes at the time incurred using the prevailing exchange rate. In 2003, approximately 57% of our net consolidated revenues and 54% of our operating expenses from continuing operations were generated or incurred in Dollars. Most of the remainder of our net consolidated revenues and operating expenses from continuing operations were denominated in Pesos.

        The following tables set forth, for the periods and dates indicated, information regarding the noon buying rate for cable transfers payable in Pesos as certified by the Federal Reserve Bank of New York for customs purposes, expressed in Pesos per Dollar. On December 31, 2003, the noon buying rate was 11.23 Pesos per Dollar. On June 14, 2004, the noon buying rate was 11.46 Pesos per Dollar.

Noon Buying Rate(a)

Year ended December 31,	High	Low	Year-end Average(b)
1999	10.60	9.22	9.54
2000	10.09	9.19	9.46
2001	9.97	8.95	9.34
2002	10.50	8.96	9.75
2003	11.46	10.08	10.83

(a)
Source: Federal Reserve Bank of New York.

(b)
Average of month-end rates

Noon Buying Rate(a)

Month end	High	Low
December 31, 2003	11.28	10.78
January 31, 2004	11.30	10.87
February 28, 2004	11.26	10.89
March 31,2004	11.26	10.89
April, 2004	11.48	11.12
May 31, 2004	11.71	11.35

(a)
Source: Federal Reserve Bank of New York.

B.    Capitalization And Indebtedness

        Not applicable

C.    Reasons For The Offer And Use Of Proceeds

        Not applicable

D.    Risk Factors

Risks Relating to Our Liquidity Position

We do not currently have sufficient liquidity to repay our existing obligations

        On December 31, 2003, Grupo TMM (excluding TFM) had short-term debt with a face value of $379.0 million and $1.5 million of long term debt. The 2003 notes matured on May 15, 2003 and we have not repaid the principal amount to date. As a result, we are in default under the terms of the 2003 notes, and such default has resulted in a cross-default under our 2006 notes. Moreover, we failed to make required interest payments on the 2006 notes on May 15, 2003, November 15, 2003 and May 15, 2004, resulting in an independent default on such notes. The 2003 notes and 2006 notes are collectively referred to herein as the "existing notes." We do not currently have sufficient liquidity to repay the obligations described above. On August 19, 2003, and again on December 29, 2003, we amended and refinanced the outstanding amounts under our receivables securitization facility (the "securitization facility"), to increase the outstanding amount under the securitization facility to approximately $76.3 million in aggregate principal amount. On May 25, 2004, and June 10, 2004, we and certain subsidiaries amended the securitization facility to adjust the net outstanding amount under the securitization facility to $78.2 million under the same terms and conditions existing prior to such adjustment. For accounting purposes, the securitization facility represents the total dollar amount of future services to be rendered to customers under the securitization facility and is so reflected in our financial statements.

If the restructuring is not consummated, we will not be able to pay the principal or interest on the existing notes

        We are currently in the process of undergoing a restructuring in order to extend the maturity of our existing notes. We believe that we are currently not likely to find a source of financing to fund the interest and principal payments due on the existing notes and therefore we will not be able to cure the existing events of default under the indentures governing the existing notes if the restructuring is not consummated. The principal amount of the 2003 notes matured on May 15, 2003, and the events of default under the 2006 notes give holders of such notes the right to accelerate our repayment obligations under such notes. Since we do not have enough funds to repay our obligations on the existing notes, and given the limited market for our assets, restrictions in our existing joint venture agreements on our ability to sell assets and the time required to complete any dispositions, we believe it is likely that each holder of existing notes would incur a significant loss if the restructuring is not consummated. In addition, in our opinion, the recovery that would be received by holders of the existing notes in a liquidation scenario would very likely be materially less than they would receive under the restructuring.

If the restructuring is not consummated, we may be subject to an involuntary Mexican or U.S. reorganization related proceeding

        Since we have defaulted on our existing notes, some of our creditors took legal action against us. To this date those actions have not had any adverse consequence on the Company. Some or all of our other creditors may also take legal action against us, including instituting an involuntary concurso mercantil in Mexico or filing an involuntary petition against us in the United States under the U.S. Bankruptcy Code. If we become involved in an involuntary proceeding in Mexico or the U.S., we could not predict the duration thereof or the ability of holders of existing notes to influence the outcome of such proceedings. There are a few companies of our size that have successfully completed a restructuring under the "LCM" ("Ley de Concursos Mercantiles"), the new Mexican reorganization law, since it was enacted in May 2000. A reorganization proceeding is likely to result in significant changes to our existing obligations, including the existing notes, which could include the cancellation or rescheduling of all or part of those obligations. During the pendency of any such proceeding, our ability to operate or manage our business, to retain employees, to maintain existing or create new customer relationships, to continue to collect payments for our services or to obtain any type of funding or financing would likely be materially adversely affected.

Mexican reorganization laws may not be as favorable to you as U.S. insolvency and bankruptcy laws

        The current Mexican reorganization law, or LCM, was enacted in May 2000 and is largely untested. It provides for two different proceedings: conciliation (conciliación) and bankruptcy/liquidation (quiebra). The conciliation phase lasts up to 185 days, absent protracted litigation, which could substantially lengthen this period. This initial term is subject to two possible 90-day extension periods. The first 90-day extension period requires the filing of a request by the conciliator and the recognized creditors holding at least two-thirds of the total amount of recognized debt. The second 90-day extension period requires the filing of a request by the Company and 90% of the recognized creditors. However, the conciliation stage cannot exceed 365 days from the date of the last publication of the declaration of reorganization. In contrast, there is no outside limit set on proceedings under the U.S. Bankruptcy Code.

        The objective of the conciliation phase is to reach an agreement between the debtor and its creditors to restructure the indebtedness of the debtor which agreement must be approved by holders of a majority in aggregate amount of the debtor's recognized outstanding unsecured indebtedness, on an aggregate basis. Under the U.S. Bankruptcy Code, the beneficial holders of securities, such as the existing notes, are considered to be the holders of the claims against a debtor and are entitled to vote to accept or reject a plan of reorganization. Mexican law, as an initial matter, recognizes only the registered holders as creditors. In order to be recognized as a holder, each beneficial holder, such as the beneficial holders of the existing notes, bears the additional burdens of having to (i) individually prove its status as a holder to the Mexican court with documentary evidence establishing that it is a holder and (ii) in order to appear before the court, grant a power of attorney to a representative which power of attorney is required to be appostille by the appropriate governmental authority. For the restructuring to be approved in a conciliación, (i) creditors, recognized by the Mexican court as holders of our unsecured debt, holding a majority in aggregate amount of our outstanding unsecured indebtedness recognized by the court (not just the holders of our existing notes) must vote to approve the agreement and (ii) more than one-half in number of creditors, recognized by the Mexican court as holders of our unsecured debt, holding our outstanding unsecured indebtedness recognized by the court must not veto the agreement. Under the U.S. Bankruptcy Code, unsecured claims may be separated into classes, and only those classes whose rights are impaired by the proposed plan of reorganization are entitled to vote to accept or reject the proposed plan. Since the holders of the existing notes constitute the only impaired class under the U.S. prepackaged plan, only holders of the existing notes are entitled to vote to accept or reject the U.S. prepackaged plan; therefore, the U.S. prepackaged plan can be accepted by the vote of the holders of the existing notes only, without regard to other holders of claims.

        Under the LCM, if the conciliation phase does not result in agreement, the bankruptcy/liquidation phase commences. The bankruptcy/liquidation (quiebra) phase does not have a specific term within which it must be concluded. It is expected that both proceedings are likely to require significantly more time and be significantly more unpredictable than a prepackaged reorganization proceeding under U.S. bankruptcy laws.

        We believe that a prepackaged Chapter 11 case would take less time to complete than a prearranged concurso mercantil because of a number of factors. First, in the prepackaged Chapter 11 case the solicitation of votes would be complete, and there would not be any uncertainty concerning whether an agreement as to the terms of a reorganization plan could be reached with sufficient creditors. In addition, because the U.S. Bankruptcy Code has been in force for a number of years and has a well established body of legal precedents, there is less uncertainty regarding a number of issues that may arise in any proceeding thereunder.

        In addition, unlike the LCM, the U.S. Bankruptcy Code does not mandate a liquidation and sale of our assets in the event that we fail to consummate the restructuring through a prepackaged Chapter 11. If the U.S. bankruptcy court concludes that a prepackaged Chapter 11 does not meet the requirements for confirmation or deems the solicitation of acceptances to be inadequate, we may nevertheless continue our reorganization case while modifications are made to a prepackaged Chapter 11 and a resolicitation of votes on the modified plan is subsequently conducted. In contrast, upon the expiration of the conciliation phase in a concurso mercantil, we would be forced to liquidate and sell our assets, which sale we believe would yield less than what could be obtained in a sale outside of liquidation and, as a result, preclude the satisfaction of all of our obligations to you. If we were to be declared subject to reorganization under the LCM, you would have to file a claim in Spanish against our estate in Federal District Court in Mexico. Upon the court's recognition of you as a creditor of ours, which will require documentary evidence, your claim would be unsecured and ranked with equal right to payment with all other unsecured claims filed against our estate, not just the claims of other holders of existing notes.

Risks relating to the U.S. Prepackaged Plan

The U.S. prepackaged plan may have a material adverse effect on our operations

        If we do not successfully complete the anticipated exchange offer, we are obligated under the terms of certain voting agreements entered into with our bondholders, to commence a U.S. prepackaged plan, ("the U.S. prepackaged plan") or in the alternative, a concurso mercantil (the "prearranged concurso mercantil"). The U.S. prepackaged plan solicitation or any subsequent commencement of a U.S. bankruptcy case could adversely affect the relationships between us and our customers, employees, contract parties, and others. There is a risk, due to uncertainty about our future, that:

  •
  customers could seek alternative sources of service from our competitors;

  •
  employees could be distracted from performance of their duties or more easily attracted to other career opportunities; and

  •
  parties with whom we have contractual relationships could terminate their relationship with us or require financial assurances or enhanced performance.

        In general, the "automatic stay" imposed as a result of the commencement of a U.S. bankruptcy case would prevent those persons or companies over which the U.S. bankruptcy court has jurisdiction from terminating their contracts with us after we have filed the U.S. bankruptcy case, although the automatic stay would not affect contracts which otherwise terminate according to their terms for reasons other than the bankruptcy filing itself. However, many of our customers are Mexican companies and may not have sufficient assets or presence in the U.S. for a U.S. bankruptcy court to enforce the automatic stay preventing our customers or third parties with whom we have contractual relationships from terminating their contracts with us.

        Additionally, bankruptcy cases are likely to be viewed more negatively in Mexico than in the U.S. primarily because very few companies of a significant size have successfully emerged from a Mexican reorganization proceeding. During the pendency of the U.S. bankruptcy case and after the U.S. prepackaged plan is confirmed and consummated, there could be a negative perception associated with conducting business with us or purchasing our services. If we experience such a perception, it could adversely affect our ability to operate our business and to repay the new notes. These factors could also adversely affect our ability to reorganize successfully if the negative perceptions relating to the Chapter 11 filing materially affect our operational performance in an adverse way.

We are primarily a holding company and we depend upon funds received from our operating subsidiaries to make payments on our indebtedness

        We are primarily a holding company and conduct the majority of our operations, and hold a substantial portion of our operating assets, through numerous direct and indirect subsidiaries. As a result, we rely on income from dividends and fees related to administrative services provided to our operating subsidiaries for our operating income, including the funds necessary to service our indebtedness.

        As a matter of Mexican law, profits of our subsidiaries may only be distributed upon approval by the subsidiaries' shareholders of their financial information, and no profits may be distributed by our subsidiaries to us until all losses incurred in prior fiscal years have been offset against any sub-account of our capital or net worth account. In addition, at least 5% of profits must be separated to create a reserve (fondo de reserva) until such reserve is equal to 20% of the aggregate value of such subsidiary's capital stock (as calculated based on the actual nominal subscription price received by such subsidiary for all issued shares that are outstanding at the time).

        There is no restriction under Mexican law upon our subsidiaries remitting funds to us in the form of loans or advances in the ordinary course of business, except to the extent that such loans or advances would result in the insolvency of our subsidiaries, or for our subsidiaries to pay to us fees or other amounts for services.

        In addition, the indentures governing TFM's notes restrict TFM's ability to pay dividends under certain circumstances and limit the dividends payable to an accrued maximum aggregate amount or "basket" based on Grupo TFM's accumulated consolidated net income after a specified date. Furthermore, we do not own 100% of all of our subsidiaries and, to the extent that we rely on dividends or other distributions from subsidiaries that we do not wholly own, we will only be entitled to a pro rata share of the dividends or other distributions. In May 2002, TFM completed a consent solicitation of holders of its notes as a result of which the indentures were amended to, among other things, further restrict TFM's ability to pay dividends. There is currently no availability under TFM's dividend basket to incur indebtedness or pay dividends. Consequently, it is unlikely that TFM and our other subsidiaries will provide us with funds necessary to service our debt obligations.

        In addition to operations at our subsidiaries, we are a party to a number of arrangements with other parties where we and those parties have jointly invested in our subsidiaries and we may enter into other similar arrangements in the future. Our partners in these subsidiaries may at any time have economic, business or legal interests or goals that are inconsistent with our interests or those of the entity itself. Any of these partners may also be unable to meet their economic or other obligations to the subsidiaries, and we may be required to fulfill those obligations. Furthermore, any dividends that are distributed from subsidiaries that we do not wholly own would be shared pro rata with our partners according to our relative ownership interests. Disagreements for these or any other reasons with companies with which we have a strategic alliance or relationship could impair or adversely affect our ability to conduct our business and to receive distributions from, and return on our investments in, those subsidiaries. In December 2001, a dispute arose between us and KCS, resulting from a dividend declaration by Grupo TFM and a lease transaction between TFM and Mexrail, Inc. ("Mexrail"). Although we settled the dispute, both we and KCS preserved our respective interpretations of the operative agreements governing our investment in Grupo TFM. In addition, in connection with the dispute with KCS regarding the termination of the agreement for the sale of our interests in TFM (the "TFM Sale"), KCS has commenced numerous legal proceedings against us and our officers in Mexico seeking, among other things, to nullify actions taken at board meetings of Grupo TFM and TFM. It is possible that similar or other disputes may arise with respect to other matters relating to Grupo TFM. See Item 8A—"Financial Information—Legal Proceedings." for a more detailed description of disputes.

Risks Relating to Grupo TMM

Our dispute with Kansas City Southern could result in a material adverse effect on our business

        We are currently involved in a dispute with KCS regarding the Acquisition Agreement (the "Acquisition Agreement") executed by us and KCS on April 20, 2003 relating to the TFM Sale. Under the terms of the Acquisition Agreement, KCS was to purchase our interest in Grupo TFM in exchange for cash, shares of KCS and an additional cash earnout payment which was contingent on the timing of certain events, such as receipt of the VAT Proceeds and repurchase of the shares of TFM owned by the Mexican government. Subsequent to the execution of the Acquisition Agreement, we believe that KCS representatives undertook certain activities that threatened to jeopardize the value of the earnout. Thereafter, on August 18, 2003, our shareholders voted to reject the Acquisition Agreement and we terminated the Acquisition Agreement on August 22, 2003.

        KCS has disputed our right to terminate the Acquisition Agreement and alleged certain breaches by us of the Acquisition Agreement. Under the terms of the Acquisition Agreement, the parties have submitted these disputes to binding arbitration. An arbitration panel (the "panel") has been chosen in accordance with the terms of the Acquisition Agreement. KCS has obtained a preliminary injunction from the Delaware Chancery Court enjoining us from violating the terms of the Acquisition Agreement pending a subsequent decision by a panel of arbitrators regarding whether the Acquisition Agreement was properly terminated. On December 8, 2003, we and KCS participated in a preliminary hearing with the arbitrators during which the arbitrators deliberated whether the issue of the Acquisition Agreement's continued effectiveness should be bifurcated from the other issues in the case. On December 22, 2003, the panel bifurcated the issue of whether Grupo TMM properly terminated the Acquisition Agreement from the other disputed issues between the parties and scheduled a hearing on that issue. On February 2, 3 and 4, 2004, a hearing was held in New York on the issue of whether Grupo TMM's termination was proper. We maintained that we properly terminated the Acquisition Agreement while KCS sought a declaration that the Acquisition Agreement was wrongfully terminated. On February 19, 2004, we and KCS filed post-hearing briefs with the panel. On March 19, 2004, the panel issued an Interim Award in which it concluded that the rejection of the Acquisition Agreement by Grupo TMM's shareholders in its vote on August 18, 2003 did not authorize Grupo TMM's purported termination of that Agreement, dated August 22, 2003. Accordingly, the Acquisition

Agreement remains in force and binding on the parties until otherwise terminated according to its terms or by law. In reaching this conclusion, the panel found it unnecessary to determine whether approval by Grupo TMM's shareholders is a "condition" of the Agreement. On April 4, 2004, the panel issued an order, which was stipulated to by KCS and Grupo TMM, providing that the parties agreed "not to request a scheduling order for a further hearing in the arbitration at this time" and that "[e]ach party reserves the right to request a scheduling order for a further hearing at any time."

        We cannot predict the ultimate outcome of any further arbitration on the remaining disputed issues. If KCS were to be awarded substantial damages in any such proceeding, it could have a material adverse effect on our business, especially if we are unable to successfully execute the restructuring (although we do not believe such a ruling would directly prevent us from completing the exchange offer, the U.S. prepackaged plan, or the prearranged (concurso mercantil). For a more complete discussion of the legal dispute with KCS. See Item 8A—"Financial Information—Legal Proceedings."

We have a contingent obligation to purchase shares of TFM owned by the Mexican government

        The Mexican government retained a 20% interest in TFM in connection with the privatization of TFM in 1997, and pursuant to the original agreements relating to the concession, Grupo TFM has an obligation to purchase such interest at the original peso purchase price per share paid by Grupo TFM, indexed to account for Mexican inflation. If Grupo TFM does not purchase the Mexican government's interest, the Mexican government may require that we and KCS, either jointly or individually, purchase the Mexican government's interest at this price. The price of the Mexican government's interest, as indexed for Mexican inflation, was approximately 1,570.3 million UDIs (representing ps. 5,264 million pesos, or approximately $469.4 million, as of December 31, 2003). The estimated fair market value of the Mexican government's interest as of December 31, 2003 was $475.6 million. Although our purchase of the Mexican government's interest would not result in a default under any of our obligations in connection with the new notes, we cannot assure you that we will have sufficient resources to acquire the Mexican government's interest if required to do so, or that we will not be prohibited by debt or other agreements from completing the purchase. See Item 4—"Information on the Company—Recent Developments—The Mexican Government Put"

Our substantial indebtedness, and that of our subsidiary TFM, could adversely affect our business and, consequently, our ability to pay interest and repay our indebtedness

        We and TFM each have a significant amount of indebtedness, which requires significant debt service. As of December 31, 2003, we had consolidated indebtedness of approximately $1,348.4 million, which includes $968.0 million of TFM's indebtedness. Our shareholders' equity, including minority interest in consolidated subsidiaries, was $731.4 million, and TFM's shareholders' equity, including minority interest, was $980.9 million, as of December 31, 2003, resulting in a debt to equity ratio of 184.3% and 98.7% respectively.

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

        We cannot assure you that our business will generate sufficient cash flow from operations, that currently anticipated revenues and operating performance will be realized or that future borrowings will be available to us in amounts sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. In addition, we may have difficulty accessing cash flows generated by our subsidiaries and joint ventures. See Item 4—"Information on the Company—Recent Developments—Our Liquidity Position" and Item 3D—"Risk Factors—We are a holding company and we depend upon funds received from our operating subsidiaries to make payments on our indebtedness." If we or TFM are unable to meet our debt service obligations or fund our other liquidity needs, we could attempt to restructure or refinance our indebtedness, seek additional equity capital or sell assets. We cannot assure you that we will be able to accomplish those actions on satisfactory terms, if at all.

        The indentures relating to our and TFM's debt securities contain a number of restrictive covenants and any additional financing arrangements we enter into may contain additional restrictive covenants. These covenants restrict or prohibit many actions, including our ability, or that of our subsidiaries, to:

  •
  incur indebtedness;

  •
  create or suffer from exist liens;

  •
  make prepayments of particular indebtedness;

  •
  pay dividends;

  •
  make investments;

  •
  engage in transactions with shareholders and affiliates;

  •
  use assets as security in other transactions;

  •
  create any unrestricted subsidiary;

  •
  sell assets; and

  •
  engage in mergers and consolidations or in sale-leaseback transactions.

        If we fail to comply with these restrictive covenants, our obligation to repay our debt may be accelerated.

Uncertainties relating to the successful completion of the restructuring and other factors currently raise substantial doubt about our ability to continue as a going concern

        The Company's audited consolidated financial statements as of December 31, 2003 and 2002 have been prepared assuming that it will continue as a going concern. The auditors' report on the Company's financial statements as of and for the three year period ended December 31, 2003, includes an explanatory paragraph describing the existence of substantial doubt about the Company's ability to continue as a "going concern." The report observes that (i) we have outstanding obligations amounting to $176.9 million which became due on May 15, 2003 and we did not make the payment of principal amount thereof nor the accrued interest on the due date; (ii) as a result we are in default under the terms of the 2003 notes resulting in a cross-default under the 2006 notes with a principal amount of $200.0 million; (iii) payments of interest on the existing notes amounting to $45.7 million became due on May 15, 2003 and November 15, 2003; (iv) outstanding commercial paper and obligations for sale of receivables amounting to $85.0 million and $15.3 million which will become effective September 2004, and on a monthly basis during 2004, respectively; (v) during the year ended December 31, 2003, we incurred a net loss of $86.7 million; and (vi) at December 31, 2003, we had an excess of current liabilities over current assets of $497.0 million and a deficit of $68.0 million.

        Although we expect that the successful completion of the restructuring will reduce the risks associated with our ability to continue as a going concern, there can be no assurance the restructuring will be successfully completed, and if it is not successfully completed, there is a substantial risk that we will not be able to continue as a going concern.

We may be unable to successfully expand our business

        Future growth of our businesses will depend on a number of factors, including:

  •
  identification and continued evaluation of niche markets;

  •
  identification of joint venture opportunities or acquisition candidates;

  •
  our ability to enter into acquisitions or joint ventures on favorable terms;

  •
  our ability to hire and train qualified personnel;

  •
  the successful integration of any acquired businesses with our existing operations; and

  •
  our ability to effectively manage expansion and to obtain required financing.

        In order to maintain and improve operating results from new businesses, as well as our existing businesses, we will be required to manage our growth and expansion effectively. However, the management of new businesses involves numerous risks, including difficulties in assimilating the operations and services of the new businesses, the diversion of management's attention from other business concerns and the disadvantage of entering markets in which we may have no or limited direct or prior experience. Our failure to effectively manage our expansion could have a material adverse effect on our operational results.

The Company is controlled by the Serrano Segovia family

        Members of the Serrano Segovia family control the Company through their direct and indirect ownership of our Series A Shares. Since the Series A Shares underlying our CPOs are required to be voted by the CPO Trustee in the same manner as the majority of the Series A Shares not so owned vote on any matter submitted to our stockholders, the Serrano Segovia family effectively controls all matters as to which a shareholder vote is required. As a result, the Serrano Segovia family will be able to direct and control the policies of the Company and its subsidiaries, including mergers, sales of assets and similar transactions. See Item 7—"Major Shareholders and Related Party Transactions—Major Shareholders." The indenture for the new notes contains covenants that prohibit transactions between the Company and its subsidiaries, affiliates and associates, such as the Serrano Segovia family.

        A substantial portion of the Series A Shares and ADSs of the Company held by the Serrano Segovia family is currently pledged to secure indebtedness of the Serrano Segovia family and entities controlled by them and may from time to time in the future be pledged to secure obligations of other of their affiliates. A foreclosure upon any such Series A Shares held by the Serrano Segovia family could constitute a change of control under the new notes indenture and certain other debt instruments of the Company and its subsidiaries. Such occurrence of a change of control would enable holders of the new notes to require the Company to repurchase their new notes. There can be no assurance that upon a change of control the assets of the Company would be sufficient to repurchase the new notes.

If we sell our interest in Grupo TFM, we may be classified as an investment company

        If we sell our interest in Grupo TFM, we may receive as consideration securities of another issuer. Consequently, since a significant portion of the Company's assets may then consist of the shares of an unrelated entity, we risk becoming an inadvertent "investment company" under the U.S. Investment Company Act of 1940 (the "Investment Company Act"). Generally, an issuer is deemed to be an investment company subject to registration if its holdings of "investment securities," which usually are securities other than securities issued by majority owned subsidiaries and government securities, exceed 40% of the value of its total assets, exclusive of government securities and cash items, on an unconsolidated basis. Registered investment companies are subject to extensive, restrictive and potentially adverse regulation relating to, among other things, operating methods, management, capital structure, dividends and transactions with affiliates. Registered investment companies are not permitted to operate their business in the manner in which we operate our business.

        Securities we could receive through the sale of our interest in Grupo TFM would be considered investment securities. However, a company that otherwise would be deemed to be an investment company may be excluded from such status for a one-year period provided that such company has a bona fide intent to be engaged as soon as reasonably possible, and in any event within that one-year period, primarily in a business other than that of investing, reinvesting, owning, holding or trading in securities. If we would otherwise be deemed to be an investment company under the Investment Company Act, we intend to rely on this exemption while we attempt to redeploy assets, effectuate a combination with another operating business or take other steps to avoid classification as an investment company.

        If we have not taken such steps within the one-year period referred to above, we may be required to (1) apply to the SEC for exemptive relief from the requirements of the Investment Company Act, or (2) invest certain of our assets in government securities and cash equivalents that are not considered "investment securities" under the Investment Company Act. There can be no assurance that we will be able to obtain exemptive relief from the SEC. Investing our assets in government securities and cash equivalents could yield a significantly lower rate of return than other investments we could make if we chose to register as an investment company (although there is no assurance we could successfully register as an investment company even if we chose to do so).

        If we are deemed an unregistered investment company, there would be a risk, among other material adverse consequences, that we could become subject to monetary penalties or injunctive relief, or both, in an action brought by the SEC, that we would be unable to enforce contracts with third parties or that third parties could seek to obtain rescission of transactions with us undertaken during the period in which it was established that we were an unregistered investment company.

        In addition, if we are unable to take steps to avoid becoming an investment company or to obtain injunctive relief from the SEC, we may be in default under the indenture governing the new notes.

We may be, or may become, subject to Passive Foreign Investment Company rules

        If we are, or were in the future to become, a "passive foreign investment company" ("PFIC") for United States federal income tax purposes, United States holders of our ADSs or our CPOs generally will be subject to special United States tax rules that would differ in certain respects from the tax treatment described herein. We do not believe that we are currently a PFIC for United States federal income tax purposes. However, PFIC status is determined annually based on the composition of an entity's assets and income from time to time. As a result, our PFIC status may change. In general, if 50% or more of our assets are "passive assets," or 75% or more of our income is "passive income," we would be deemed a PFIC. Passive assets generally include any interest in another corporation in which we own less than a 25% interest (by value). Thus, a reduction in our ownership interest in Grupo TFM, for example, as a result of the sale of our shares in Grupo TFM or any of our subsidiaries through which we own shares, could result in our interest in Grupo TFM being considered a passive asset. If this were to occur, we could become a PFIC.

        In general, if we are classified as a PFIC, United States holders of our ADSs or CPOs will be subject to a special tax at ordinary income tax rates on "excess distributions," including certain distributions by us with respect to ADSs or CPOs as well as gain that such holders recognize on the sale of ADSs or CPOs. The amount of income tax on any excess distributions will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distributions were earned ratably over the period a holder held the ADSs or shares. With respect to ADSs and CPOs, a United States holder can avoid the unfavorable rules described in the preceding paragraph by electing to mark its ADSs and CPOs to market. If a United States holder makes this mark-to-market election, such holder will be required in any year in which we are a PFIC to include as ordinary income the excess of the fair market value of its ADSs and CPOs at year-end over its basis in those ADSs and CPOs. In addition, any gain a United States holder recognizes upon the sale of its ADSs and CPOs will be taxed as ordinary income in the year of sale. Alternatively, if we provide the necessary information, a United States holder may elect to treat its ADSs and CPOs as an interest in a "qualified electing fund" ("QEF Election"). Such a QEF Election is available only if we comply with applicable information reporting requirements, and we have not yet determined whether we can or will do so. If a United States holder makes a "QEF Election," such holder will be required to include in income its proportionate share of our income and net capital gain in years in which we were a PFIC, but any gain that such holder subsequently recognizes upon the sale of its ADSs and CPOs generally will be taxed as capital gain.

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

TFM's concession is subject to revocation or termination in certain circumstances

        The Mexican government may terminate the concession granted to TFM as a result of TFM's surrender of its rights under the concession, or for reasons of public interest, by revocation or upon TFM's liquidation or bankruptcy. (The Mexican government would not, however, be entitled to revoke the concession upon the occurrence of a liquidation or bankruptcy of Grupo TMM or Grupo TFM.) The Mexican government may also temporarily seize TFM's assets and its rights under the concession. The Ley Reglamentaria del Servicio Ferroviario (Law Regulating Railroad Services or "Mexican railroad services law and regulations") provides that the Ministry of Transportation may revoke the concession upon the occurrence of specified events, some of which will trigger automatic revocation. Revocation or termination of the concession would prevent TFM from operating its railroad and would materially adversely affect TFM's operations and its ability to make payments on its debt. In the event that the concession is revoked by the Ministry of Transportation, TFM will receive no compensation, and its interest in its rail lines and all other fixtures covered by the concession, as well as all improvements made by it, will revert to the Mexican government. See Item 4—"Information on the Company—Railroad Operations—The Concession."

Our interest in TFM is held with our partner, KCS, and we may not be able to control significant operating decisions

        We and KCS are the principal shareholders of Grupo TFM. Although we hold a majority voting interest in Grupo TFM, decisions on certain matters that may be material to TFM's operations and business require the approval of both shareholders or of their representatives on Grupo TFM's board of directors. Differences of views between us and KCS may result in delayed decisions or the failure to reach an agreement, which could adversely affect TFM's operations and business. A change in the corporate structure of TFM's strategic partners may also adversely affect its operations. See Item 8A—"Financial Information—Legal Proceedings—Dispute with Kansas City Southern."

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

        If TFM's cash flow from operations is insufficient to satisfy its obligations, TFM may take specific actions, including delaying or reducing capital expenditures, attempting to refinance its debt at or prior to its maturity or, in the absence of such refinancing, attempting to sell assets quickly in order to make up for any shortfall in payments under circumstances that might not be favorable to getting the best price for the assets, or seeking additional equity capital. TFM's ability to refinance its debt and take other actions will depend on, among other things, its financial condition at the time, the restrictions in the instruments governing its debt and other factors, including market conditions, beyond TFM's control. TFM may be unable to take any of these actions on satisfactory terms or in a timely manner. Further, any of these actions may not be sufficient to allow TFM to meet its debt obligations. TFM's indentures and commercial paper credit agreement limit its ability to take certain of these actions. TFM's failure to successfully undertake any of these actions or to earn enough revenues to pay its debts, or significant increases in the peso cost to service its dollar-denominated debt, could materially and adversely affect TFM's business or operations.

TFM has sought waivers under its credit agreements and may require additional waivers in the future

        TFM would not have met certain required maintenance covenants under its bank credit facilities during 2003. Accordingly, TFM sought and received waivers from the lenders under its bank credit facilities for such expected non-compliance. In October 2003 and March 2004, TFM received waivers from the banks, which participate in its credit facilities of the term loan facility and U.S. commercial paper program. The waivers applied to the three months ended September 30, 2003, for the three months ended December 31, 2003 and for the three months ended March 31, 2004, respectively. It is possible that TFM may require additional waivers under its bank credit facilities. If TFM requires such waivers in the future, there can be no assurance that such waivers will be obtained. If such waivers are not obtained, TFM would be in default under its bank credit facilities and such default could result in acceleration of amounts due under the bank credit facilities and in cross-defaults under other obligations.

Certain regulatory and market factors could adversely affect our ability to expand our rail transportation operations

        The trucking industry is TFM's primary competition. In February 2001, a North American Free Trade Agreement ("NAFTA") tribunal ruled in arbitration between the United States and Mexico that the United States must allow Mexican trucks to cross the border and operate on U.S. highways. NAFTA called for Mexican trucks to have unrestricted access to highways in U.S. Border States by 1995 and full access to all U.S. highways by January 2000. However, the United States has not followed the timetable because of concerns over Mexico's trucking safety standards. On March 14, 2002, as part of its agreement under NAFTA, the U.S. Department of Transportation issued safety rules that allow Mexican truckers to apply for operating authority to transport goods beyond the 20-mile commercial zones along the U.S.-Mexico border. These safety rules require Mexican carriers seeking to operate in the United States to pass, among other things, safety inspections, obtain valid insurance with a U.S. registered insurance company, conduct alcohol and drug testing for drivers and to obtain a U.S. Department of Transportation identification number. Mexican commercial vehicles with authority to operate beyond the commercial zones will be permitted to enter the United States only at commercial border crossings and only when a certified motor carrier safety inspector is on duty. Given these recent developments, we cannot assure you that truck transport between Mexico and the United States will not increase substantially in the future. Such an increase could affect TFM's ability to continue converting traffic to rail from truck transport because it may result in an expansion of the availability, or an improvement of the quality, of the trucking services offered in Mexico.

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

        Approximately 50% of TFM's expected revenue growth during the next few years is expected to result from increased truck-to-rail conversion. If the railroad industry in general, and TFM in particular, are unable to preserve their competitive advantages vis-à-vis the trucking industry, TFM's business plan may not be achieved and its projected revenue growth could be adversely affected. Additionally, TFM's revenue growth could be affected by, among other factors, its inability to grow its existing customer base, negative macroeconomic developments impacting the United States and Mexican economies, and failure to capture additional cargo transport market share from the shipping industry and other railroads.

Significant competition could adversely affect our future financial performance

        Certain of our business segments face significant competition, which could have an adverse effect on our results of operations. TFM faces significant competition from trucks and other rail carriers as well as limited competition from the shipping industry in its freight operations. Our parcel tanker and supply ship services operating in the Gulf of Mexico have faced significant competition, mainly from U.S. shipping companies. Although we expect that a Mexican law, enacted in January 1994, and amended in May 2000, which restricts cabotage of ships (movement of ships within Mexico and Mexican waters) at Mexican ports to Mexican-owned vessels carrying the Mexican flag, will reduce competition from non-Mexican companies in this sector, there can be no assurance that such competition will be reduced. In our land operations division, our trucking transport and automotive logistics services have faced intense competition, including price competition, from a large number of Mexican, U.S. and international trucking lines. We cannot assure you that we will not lose business in the future due to our inability to respond to competitive pressures by decreasing our prices without adversely affecting our gross margins and operational results.

        TFM faces significant competition from the trucking industry, as well as from some industry segments from other railroads, in particular Ferrocarril Mexicano, S.A. de C.V. ("Ferromex"), which operates the Pacific-North Rail Lines. In particular, TFM has experienced, and continues to experience, competition from Ferromex with respect to the transport of grain, minerals and steel products. The rail lines operated by Ferromex run from Guadalajara and Mexico City to four U.S. border crossings west of Laredo, Texas, providing a potential alternative to TFM's routes for the transport of freight from those cities to the U.S. border. Ferromex directly competes with TFM in some areas of its service territory, including Tampico, Saltillo, Monterrey and Mexico City. Ferrocarril del Sureste, S.A. de C.V. ("Ferrosur"), which operates the Southeast Rail Lines, also competes directly with TFM for traffic to and from southeastern Mexico. Ferrosur, like TFM, serves Mexico City, Puebla and Veracruz. Ferromex and Ferrosur are privately owned companies that may have greater financial resources than TFM. Among other things, this advantage may give them greater ability to reduce freight prices. Price reductions by competitors would make TFM's freight services less competitive and we cannot assure you that TFM would be able to match these rate reductions.

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

        In February 2002, Ferromex and Ferrosur announced that they agreed to the acquisition of Ferrosur by Ferromex. TFM filed a notice with the Mexican Antitrust Commission objecting to the proposed acquisition on the grounds that it would limit competition. The acquisition was reviewed by the Mexican Antitrust Commission and on May 16, 2002 the Mexican Antitrust Commission announced that it notified Ferromex that it had denied authorization to consummate the acquisition on antitrust grounds. Ferromex subsequently filed an appeal for review of the order, and on September 18, 2002, the Mexican Antitrust Commission confirmed its prior ruling denying authorization to consummation of the acquisition. Ferromex requested that the Federal Courts in Mexico review the decision of the Mexican Antitrust Commission. TFM also requested a Federal Court in Mexico to review its complaint against the acquisition, requesting to be recognized as a party to the proceedings of the Mexican Antitrust Commission, and obtained a favorable ruling (amparo). Ferromex and Ferrosur subsequently withdrew their petition before the Mexican Antitrust Commission, which terminated the acquisition request in October 2003.

The rates for trackage rights set by the Ministry of Transportation may not adequately compensate TFM

        Pursuant to TFM's concession, TFM is required to grant rights to use portions of its tracks to Ferromex, Ferrosur and the Mexico City Railroad and Terminal. Applicable law stipulates that Ferromex, Ferrosur and the Mexico City Railroad and Terminal are required to grant to TFM rights to use portions of their tracks. Applicable law provides that the Ministry of Transportation is entitled to set the rates in the event that TFM and the party to whom it is granting the rights cannot agree on a rate. TFM and Ferromex have not been able to agree upon the rates each of them is required to pay the other for interline services and haulage and trackage rights. Therefore, in accordance with TFM's rights under the Mexican railroad services law and regulations, in February 2001, TFM initiated an administrative proceeding requesting a determination of such rates by the Ministry of Transportation, which subsequently issued a ruling establishing rates using the criteria set forth in the Mexican railroad services law and regulations. TFM and Ferromex appealed the rulings before the Mexican Federal Courts due to, among other things, a disagreement with the methodology employed by the Ministry of Transportation in calculating the trackage rights and interline rates. TFM and Ferromex also requested and obtained a suspension of the effectiveness of the ruling pending resolution of this appeal. We cannot predict whether TFM will ultimately prevail in this proceeding and whether the rates TFM is ultimately allowed to charge will be adequate to compensate it. See Item 4—"Information on the Company—Railroad Operations" for more information.

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

Terrorist activities and geopolitical events and their consequences could adversely affect our operations

        As a result of the terrorist attacks in the United States on September 11, 2001 and the March 11, 2004 terrorist attacks in Spain, and the continuation of armed hostilities involving, among others, the United States and Iraq, there has been increased short-term market volatility, and there may be long-term effects on U.S. and world economies and markets. Terrorist attacks may negatively affect our operations. The continued threat of terrorism within the United States and abroad and the potential for military action and heightened security measures in response to such threat may cause significant disruption to commerce throughout the world, including restrictions on cross-border transport and trade. In addition, related political events may cause a lengthy period of uncertainty that may adversely affect our business. Political and economic instability in other regions of the world, including the United States and Canada, may also result and could negatively impact our operations. The consequences of terrorism and the responses thereto are unpredictable and could have an adverse effect on our operations.

Downturns in the U.S. economy or in trade between the United States and Mexico and fluctuations in the peso-dollar exchange rate would likely have adverse effects on our business and results of operations

        The level and timing of our business activity is heavily dependent upon the level of U.S.-Mexican trade and the effects of NAFTA on such trade. Downturns in the U.S. or Mexican economy or in trade between the United States and Mexico would likely have adverse effects on our business and results of operations. Our business of logistics and transportation of products traded between Mexico and the United States depends on the U.S. and Mexican markets for these products, the relative position of Mexico and the United States in these markets at any given time and tariffs or other barriers to trade. Our revenues as well as TFM's were affected by the downturn in U.S. economy in 2003. However, the U.S. economy started to reflect a recovery in the third quarter of 2003, and confirmed its up-trend in the first quarter of 2004. Any future downturn in the U.S. economy could have a material adverse effect on our results of operations and our ability to meet our debt service obligations as described above.

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

We are exposed to the risk of loss and liability

        Our business is affected by a number of risks, including mechanical failure of vessels and equipment, collisions, property loss of vessels and equipment, cargo loss or damage, as well as business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, the operation of any oceangoing vessel is subject to the inherent possibility of catastrophic marine disaster, including oil spills and other environmental accidents, and the liabilities arising from owning and operating vessels in international trade. We maintain insurance to cover the risk of partial or total loss of or damage to all of our assets, including, but not limited to, rail track, rail cars, port facilities, port equipment, trucks, land facilities and offices. In particular, we maintain marine hull and machinery and war risk insurance on our vessels, which covers the risk of actual or constructive total loss. Additionally, we have protection and indemnity insurance for damage caused by our operations to third persons. We do not carry insurance covering the loss of revenue resulting from a downturn in our operations or resulting from vessel off-hire time on certain vessels. We cannot assure you that our insurance would be sufficient to cover the cost of damages suffered by us or damages to others, that any particular claim will be paid or that such insurance will continue to be available at commercially reasonable rates in the future.

We face potential environmental liability

        Our operations are subject to Mexican federal and state laws and regulations relating to the protection of the environment. The primary environmental law in Mexico is the General Law of Ecological Balance and Environmental Protection (the "Ecological Law"). The Mexican federal agency in charge of overseeing compliance with and enforcement of the federal environmental law is the Ministry of Environmental Protection and Natural Resources (Secretaría del Medio Ambiente y Recursos Naturales, or "Semarnat"). As part of its enforcement powers, Semarnat is empowered to bring administrative and criminal proceedings and impose economic sanctions against companies that violate environmental laws, and temporarily or even permanently close non-complying facilities. Under the Ecological Law, the Mexican government has implemented a program to protect the environment by promulgating rules concerning water, land, air and noise pollution, and hazardous substances. We are also subject to the laws of various jurisdictions and international conferences with respect to the discharge of materials into the environment. While we maintain insurance against certain of these environmental risks in an amount which we believe is consistent with industry norms, we cannot assure you that our insurance would be sufficient to cover damages suffered by us. We cannot predict the effect, if any, that the adoption of additional or more stringent environmental laws and regulations would have on our results of operations, cash flows or financial condition.

        Under the United States Oil Pollution Act of 1990, or "OPA 90," owners and operators of ships could be exposed to substantial liability, and in some cases, unlimited liability for removal costs and damages resulting from the discharge of oil, petroleum or related substances into United States waters by their vessels. In some jurisdictions, including the United States, claims for removal costs and damages would enable claimants to immediately seize the ships of the owning and operating company and sell them in satisfaction of a final judgment. The existence of statutes enacted by individual states of the United States on the same subject, but requiring different measures of compliance and liability, creates the potential for similar claims being brought under state law. In addition, several international conventions that impose liability for the discharge of pollutants have been adopted by other countries. We time-charter product tankers to PEMEX, which PEMEX uses to transport refined petroleum products domestically. Pursuant to these time-charters, PEMEX has the right to transport crude oil and operate internationally. We also operate parcel tankers in the international market. See Item 4—"Information on the Company—Specialized Maritime Services." If a spill were to occur in the course of operation of one of our vessels carrying petroleum products, and such spill affected the United States or another country that had enacted legislation similar to OPA 90, we could be exposed to substantial or unlimited liability. Additionally, our vessels carry bunkers (ship fuel) and certain goods that, if spilled, under certain conditions, could cause pollution and result in substantial claims against us, including claims under OPA 90 and other United States federal, state and local laws. Our railroad operations are subject to the provisions of the Ecological Law. The regulations issued under the Ecological Law and technical environmental requirements issued by the Semarnat have promulgated standards for, among other things, water discharge, water supply, emissions, noise pollution, hazardous substances and transportation and handling of hazardous and solid waste.

        In addition, TFM's ownership of Mexrail may also create certain environmental liabilities with respect to U.S. environmental laws. The U.S. Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA" or "Superfund") and similar state laws (known as Superfund laws) impose liability for the cost of remedial or removal actions, natural resources damages and related costs at certain sites identified as posing a threat to the environment or public health. CERCLA imposes strict liability on the owners and operators of facilities in which hazardous waste and other hazardous substances are deposited or from which they are released or are likely to be released into the environment. Liability may be imposed, without regard to fault or the legality of the activity, on certain classes of persons, including the current and certain prior owners or operators of a site and persons that arranged for the disposal or treatment of hazardous substances. Liability is imposed on a joint and several basis. In addition, other potentially responsible parties, adjacent landowners or other third parties may initiate cost recovery actions or toxic tort litigation against sites subject to CERCLA or similar state laws.

Potential labor disruptions could adversely affect our financial condition and our ability to meet our obligations under our debt

        Approximately 67% of our employees are covered by a labor agreement. The compensation terms of the labor agreement are subject to renegotiation on an annual basis and all other terms are renegotiated every two years. We may not be able to negotiate these provisions favorably, and strikes, boycotts or other disruptions could occur. These potential disruptions could have a material adverse effect on our financial condition and results of operations and on our ability to meet our payment obligations under our debt.

Our customers may take actions that may reduce our revenues

        If our customers believe that we may not be able to continue as a going concern or if they believe that our weakened financial condition will result in a lower quality of service, they may discontinue use of our services. Additionally, some customers may demand lower prices. While we have contracts with some of our customers that prevent them from terminating the services we provide them or which impose penalties on customers who terminate their services with us, it may be impractical or uneconomical to enforce these agreements in Mexican courts. If any of these events occurs, our revenues will be reduced.

Risks Relating to Mexico

Mexico is an emerging market economy, with attendant risks to our results of operations and financial condition

        The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Accordingly, Mexican governmental actions concerning the economy and state-owned enterprises could have a significant impact on Mexican private sector entities in general and on us in particular, as well as on market conditions, prices and returns on Mexican securities, including our securities. The national elections held on July 2, 2000 ended 71 years of rule by the Institutional Revolutionary Party ("PRI") with the election of President Vicente Fox Quesada, a member of the National Action Party ("PAN"), and resulted in the increased representation of opposition parties in the Mexican Congress and in mayoral and gubernatorial positions. Although there have not yet been any material adverse repercussions resulting from this political change, multiparty rule is still relatively new in Mexico and could result in economic or political conditions that could materially and adversely affect our operations. We cannot predict the impact that this new political landscape will have on the Mexican economy. Furthermore, our financial condition, results of operations and prospects and, consequently, the market price for our securities, may be affected by currency fluctuations, inflation, interest rates, regulation, taxation, social instability and other political, social and economic developments in or affecting Mexico.

        The Mexican economy in the past has suffered balance of payment deficits and shortages in foreign exchange reserves. There are currently no exchange controls in Mexico. However, Mexico has imposed foreign exchange controls in the past. Pursuant to the provisions of NAFTA, if Mexico experiences serious balance of payment difficulties or the threat thereof in the future, Mexico would have the right to impose foreign exchange controls on investments made in Mexico, including those made by U.S. and Canadian investors. Any restrictive exchange control policy could adversely affect our ability to obtain dollars or to convert pesos into dollars for purposes of making interest and principal payments to holders of new notes, to the extent that we may have to effect those conversions. This could have a material adverse effect on our business and financial condition.

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

Any devaluation of the peso would cause the peso cost of our dollar-denominated debt to increase, adversely affecting our ability to make payments on our indebtedness

        After a five-year period of controlled devaluation of the peso, on December 19, 1994, the value of the peso dropped sharply as a result of pressure against the currency. Although the peso had been appreciating relative to the dollar over the past few years, the peso depreciated 13.8% in 2002 and 7.5% in 2003 against the dollar. Any additional devaluation in the peso would cause the peso cost of our dollar-denominated debt to increase. In addition, currency instability may affect the balance of trade between the United States and Mexico.

Mexico may experience high levels of inflation in the future, which could adversely affect our results of operations

        Mexico has a history of high levels of inflation, and may experience inflation in the future. During most of the 1980s and during the mid- and late-1990s, Mexico experienced periods of high levels of inflation. The annual rates of inflation for the last five years, as measured by changes in the National Consumer Price Index, as provided by Banco de México, were:

1999	12.32%
2000	8.96%
2001	4.40%
2002	5.70%
2003	3.98%

        In 2003, the Mexican inflation rate hit its lowest levels in over 30 years. We cannot give any assurance that the Mexican inflation rate will continue to decrease or maintain its current level for any significant period of time. A substantial increase in the Mexican inflation rate would have the effect of increasing some of our costs, which could adversely affect our results of operations and financial condition, as well as the market value of our new notes. High levels of inflation may also affect the balance of trade between Mexico and the United States, and other countries, which could adversely affect our results of operations.

ITEM 4. INFORMATION ON THE COMPANY

A.    History And Development of The Company

        See Item 4—"Information on the Company—Business Overview."

B.    Business Overview

        We believe Grupo TMM is one of the largest integrated logistics and transportation companies in Mexico, offering an integrated regional network of rail and road transportation services, port management, freight distribution, specialized maritime operations, logistics, and technology services. We recently sold our 51% interest in the Ports division (which included our operations at Cozumel, Manzanillo, Veracruz and Progreso).

        Rail Operations.    Grupo TMM's railroad operating units include TFM and the Tex-Mex Railway. TFM is a subsidiary of Grupo TFM. Our interest in Grupo TFM is held through our wholly owned subsidiary, TMM Holdings, which, in turn, owns an approximate 96.6% interest in TMM Multimodal. TMM Multimodal, in turn, has a voting interest of 51% and a direct economic interest of 38.8% in Grupo TFM. TFM operates the primary corridor of the Mexican railroad system, which allows us to participate in the growing freight traffic moving among Mexico, the United States and Canada. TFM's rail lines connect the most populous and industrialized regions of Mexico with the principal border gateway between the United States and Mexico at Laredo-Nuevo Laredo. In addition, TFM's rail system serves three of Mexico's four primary seaports at Veracruz and Tampico on the Gulf of Mexico and Lázaro Cárdenas on the Pacific Ocean. TFM also serves 15 Mexican states and the cities of Monterrey and Mexico City, representing approximately 70% of the country's population. TFM also expects to serve Guadalajara, Mexico's third largest city, through trackage rights with rail service to Laredo, Texas, the largest freight exchange point between the United States and Mexico.

        The Tex-Mex Railway operates a 521-mile railway between Laredo, Houston and Beaumont, Texas. The section between Laredo and Corpus Christi is operated using the Tex-Mex Railway's own track (approximately 157 miles), while the section from Corpus Christi to Beaumont, via Houston, Texas, where it interchanges with KCS's system, is operated through trackage rights that were granted to Mexrail by the STB in 1996. The Tex-Mex Railway also interchanges with TFM at Laredo, Texas, providing access to Mexico from the United States, and with the Union Pacific Railroad and the BNSF Railway at Corpus Christi. We believe the Laredo gateway is the most important interchange point for freight between the United States and Mexico.

        TFM's route structure enables it to benefit from the growing trade resulting from the increasing integration of the North American economies through NAFTA. Mexican foreign trade increased at an average annual rate of 15.5% from 1992 to 2000, increasing by 15.1% in 1999 from 1998 and by 22.5% in 2000 from 1999. Notwithstanding a decrease of 4.1% in Mexican foreign trade in 2001 from 2000 as a result of the slowdown of the U.S. and global economies, TFM's revenues increased 4.2% in 2001 from 2000. Mexican foreign trade started recovering in 2002, increasing 0.8% compared to 2001, and 1.8% in 2003 as compared with 2002.

        Specialized Maritime Operations.    We operate a fleet of 37 vessels, including supply vessels that provide transportation and services to the Mexican off-shore oil industry, tankers that transport petroleum products, parcel tankers that transport liquid chemical cargos and tugboats that provide towing services. Mexican law requires that all "cabotage" (movement within Mexico and Mexican waters) must be conducted by Mexican flag vessels, which we believe provides us with a competitive advantage in this market. We believe we have competitive advantages as a third-party logistics provider serving Mexican and international customers in Mexico primarily as a result of our logistics facilities, which are strategically located in major industrial cities and at seaports and railroad hubs throughout Mexico, combined with our integrated nationwide network of rail and truck transport.

        Logistics Operations.    We operate logistics facilities, which are strategically located in major industrial cities and railroad hubs throughout Mexico. We offer full-service logistics facilities in Aguascalientes, Querétaro, Hermosillo, Toluca, Ramos Arizpe, Puebla, Veracruz, Nuevo Laredo, San Luis Potosí, Cuernavaca, Mexico City and Monterrey. These facilities provide consulting, analytical and logistics outsourcing services including: management of inbound movement of parts to manufacturing plants consistent with just-in-time inventory planning practices; logistics network (order-cycle) analysis; logistics information process design; warehouse/facility management; supply chain/logistics management; product manipulation/repackaging; local pre-assembly; and inbound and outbound distribution using multiple transportation modes including rail and truck transport.

        Port and Terminal Operations.    We presently operate two Mexican port facilities, Tuxpan, and Acapulco. These facilities are operated under concessions granted by the Mexican government, which provide for certain renewal rights. See Item 4—"Information on the Company—Port and Terminal Operations."

General Information

        Effective December 26, 2001, Transportación Marítima Mexicana, S.A. de C.V. ("TMM") merged with and into Grupo TMM, with Grupo TMM surviving. Under the terms of the merger, all of the assets, privileges and rights and all of the liabilities of TMM were transferred to Grupo TMM upon the effectiveness of the merger. In preparation for the merger, the shareholders of Grupo TMM approved the escisión (split-up) of Grupo TMM into two companies, Grupo TMM and a newly formed corporation, Promotora Servia. Under the terms of the escisión, Grupo TMM transferred all of its assets, rights and privileges (other than its interest in TMM) and all of its liabilities to Promotora Servia. The transfer of assets to Promotora Servia was made without recourse and without representation or warranty of any kind and all of Grupo TMM's creditors expressly and irrevocably consented to the transfer of the liabilities to Promotora Servia.

        We are a fixed capital corporation (sociedad anónima) incorporated under Mexican law for a term of 99 years. We are controlled, directly and indirectly, by members of the Serrano Segovia family who currently own approximately 46.2% of our Series A Shares. We are headquartered in Mexico City, D.F., at Avenida de la Cúspide, No. 4755, Colonia Parques del Pedregal, 14010 Mexico City, D.F., Mexico, and our telephone number from the United States is 011-52-55-5629-8866. Our agent for service of process in the United States is CT Corporation, at 111 Eighth Avenue, New York, New York 10011, (212) 894-8700.

Business Strategy

Reducing Operating Costs

        Since late 2002, we have been attempting to reduce significantly our operating costs. In 2003, we reduced corporate staff headcount from 222 to 97 full time equivalent through the elimination of redundant positions and the transfer of certain employees to other business areas within the Company. Although our projections for 2004 and 2005 do not contemplate significant further headcount reductions, we will consider implementing further headcount reductions at the corporate level or at individual business units if required to further reduce costs. Additionally, in 2003 we discontinued our car carrier operations, which had been unprofitable.

        Furthermore, in 2003 we began executing a plan to reduce operating expenses and improve margins in our logistics operations. In 2003, we developed and completed the first phase of an information systems platform that integrates logistics services using Internet technology, thereby increasing the efficiency of our logistics operations. The information systems platform supports dedicated logistics contracts, yard management, and TFM terminal facilities. The second phase of this project, which is to be completed in late 2004, will allow our customers to access information regarding the location and status of their cargo via touch-tone telephone or computer.

Focus on Integrated Multimodal Transportation and Logistics Operations

        Our strategy is to continue to expand and strengthen our position as a leading integrated logistics and multimodal transportation company in Mexico. The principal components of this strategy are:

  •
  To continue to expand our land transportation and logistics services in rail, trucking, ports, and at intermodal yards and terminals and to grow specialized maritime activities in a variety of niche markets. We believe that by providing value-added multimodal transportation and logistics services, such as dedicated truck and rail transportation, warehousing, storage management, cargo handling and logistics support we can enhance our position as a true "door-to-door" logistics and multimodal service provider. We have projected capital expenditures for our land transportation and logistics business of $14.2 million, $6.3 million, $3.8 million and $3.0 million for the years 2004 through 2007, respectively. These capital expenditures will primarily be used to increase the number of trucks in our fleet, service new dedicated logistics contracts, perform equipment maintenance and purchase equipment that will enable us to perform services we previously outsourced. We do not believe that these capital expenditures will affect our liquidity in a significant way as we expect short-term returns on the aforementioned investments in the land transportation and logistics business.

  •
  To expand our alliances with leading companies in specialized maritime, multimodal transportation and logistics. These commercial and strategic alliances allow us to market a full range of services in the context of a total supply chain distribution process. Through such alliances, we have been able to benefit not only from synergies, but also from the operational expertise of our alliance partners, enhancing our own competitiveness. We believe that such alliances enhance the likelihood of success and reduce risks associated with new business ventures and product offerings. See—"Recent Events" for further information.

The Mexican Market

        Since TMM's formation in 1958, the growth and diversification of the Mexican economy have largely driven our growth. As a result of NAFTA, which became effective on January 1, 1994, trade with and investment in Mexico has significantly increased, resulting in greater traffic along the North-South cross-border trade routes, which comprise the NAFTA corridor. The following table illustrates the growth of the foreign trade segment of the Mexican economy over the last three years.

Mexican Foreign Trade—2001-2003(a)

	As of December 31,
	2003	2002	2001
	(in millions of dollars)
Total Exports	$164,860.3	$160,762.7	$158,442.9
Total Imports	$170,550.6	$168,678.9	$168,396.5
Total Trade Flows	$335,410.9	$329,441.5	$326,839.3
Growth Rate—Exports	2.55%	1.46%	(4.81)%
Growth Rate—Imports	1.11%	0.17%	(3.47)%
Growth Rate—Total	1.81%	0.80%	(4.13)%
Growth Rate—GDP(b)	1.30%	0.73%	(0.12)%

(a)
The figures include the in-bond (maquiladora) industry.

(b)
The methodology for calculating Growth Rate-GDP was modified by the Instituto Nacional de Estadística, Geografía e Informática (INEGI) and is based on 1993 prices.

Source: Banco de México (BANXICO)

        The growth rate in 2001 decreased due to a global downturn in the economy that affected international trade between Mexico and the United States. However, notwithstanding generally weak economic conditions in the past few years, overall Mexican foreign trade increased in 2002 compared to the prior year, and also increased in 2003 compared to 2002, which we believe is a clear sign that international trade is recovering.

Certain Competitive Advantages

        We believe we benefit from the following competitive advantages:

  •
  no other company offers a similar breadth and depth of services as a third-party logistics provider in Mexico;

  •
  the ability to contract for the transportation of large amounts of cargo by sea, as well as the transport by truck or rail enables us to provide value-added "door-to-door" service to our customers. The value of our transportation service is further enhanced by our ability to provide overland transportation by rail or truck and storage and warehousing services for some types of cargo. Our ability to provide these integrated services gives us a competitive advantage over companies that provide only maritime transportation to, or overland transportation within, Mexico. See—"Logistics Operations."

  •
  we control one of the most important land transportation systems in Mexico through our interest in TFM, which enables us to benefit from the growth of NAFTA trade, diversify our revenue base, strengthen our multimodal capabilities and increase the volumes transported by the Tex-Mex Railway; and

  •
  we are a Mexican-owned and Mexican-operated company, a distinction that allows us marketing and operational advantages and, in certain cases, preferential treatment in certain niche markets within Mexico.

Railroad Operations

TFM Railroad

        TFM, through 2,641 miles (4,251 km) of main track and 637 miles (1,025 km) of trackage rights, operates the primary corridor of the Mexican railroad system, which allows us to participate in the growing freight traffic moving among Mexico, the United States and Canada. TFM's rail lines connect the most populous and industrialized regions of Mexico with the principal border gateway between the United States and Mexico at Laredo-Nuevo Laredo. In addition, TFM's rail system serves three of Mexico's four primary seaports at Veracruz and Tampico on the Gulf of Mexico and Lázaro Cárdenas on the Pacific Ocean. TFM serves 15 Mexican states and the cities of Monterrey and Mexico City, representing approximately 70% of the country's population. Laredo, Texas, the largest freight exchange point between the United States and Mexico, is where TFM provides exclusive access from Mexico and also access from the United States through connections with the Tex-Mex Railway and the Union Pacific Railroad. We believe the Laredo gateway is the most important interchange point for freight between the United States and Mexico. Approximately 79% of TFM's total revenue in 2003 was attributable to international freight. The majority of this international freight was bound to or from the United States and Canada, crossing the U.S.-Mexico border at Nuevo Laredo, and most of the remainder came from overseas, principally through Mexico's seaports.

        TFM has significantly improved the operations of its rail lines by focusing on providing reliable and comprehensive customer service, implementing U.S. and Canadian railroad operating practices and making capital improvements to its track, systems and equipment designed to reduce costs and increase operating efficiencies. In 2003, TFM's operating ratio was 81.1% compared with an operating ratio of 93.6% for the first six months following commencement of its operations. Operating ratio is an industry efficiency measure, which represents a railroad's operating expenses as a percentage of its transportation revenues.

        The principal commodities hauled over TFM's rail lines are: industrial products, metals and minerals; agro-industrial products; automotive products; chemical and petrochemical products; and intermodal freight. TFM currently operates intermodal terminals located in Monterrey, Toluca and San Luis Potosí, and has access to intermodal terminals at Querétaro, Guadalajara, Ramos Arizpe and Encantada. In addition, TFM has direct access to Grupo TMM's intermodal facilities at the ports of Tampico, Veracruz and Lázaro Cáardenas and to intermodal terminals in Altamira and Manzanillo (through interline service with Ferromex) and in Mexico City (through the Mexico City Railroad Terminal). TFM's rail lines serve major automobile and other manufacturing facilities at the intermodal terminals at Monterrey and Ramos Arizpe, important industrial and commercial districts, as well as the facilities of many major customers.

Mexican Government Interests

        In connection with the original formation of Grupo TFM, the Mexican government purchased a 24.6% nonvoting interest in Grupo TFM for $198.8 million. The Mexican government also granted the original shareholders of Grupo TFM an option (the "call option") to purchase the government's equity interest in Grupo TFM. On July 29, 2002, TFM purchased all of the call option shares for an aggregate purchase price of $256.1 million. The purchase price for the call option shares was financed through the use of (1) a portion of the proceeds of the issuance of $180 million of debt securities by TFM and (2) $85.2 million (based on the applicable exchange rate as of March 31, 2002) payable to TFM by the Mexican government as a result of TFM's transfer of a redundant portion of its track to the government, together with cash from TFM's operations. As a result of the acquisition of the call option shares, TFM expects to achieve financial benefits and reduce the Mexican government's involvement in its business. The Mexican government retains a 20.0% non-voting direct equity interest in TFM.

        Pursuant to the Put Agreements, the Mexican government has the right, subject to the fulfillment of certain conditions, to require Grupo TFM to repurchase the Mexican government's 20.0% non-voting direct equity interest in TFM. If Grupo TFM does not purchase the Mexican government's TFM shares, the Mexican government may require Grupo TMM and KCS, or either Grupo TMM or KCS alone, to purchase the TFM shares at the prescribed price and release Grupo TFM from its obligation. In October 2003, Grupo TFM requested that a federal judge in Mexico provide an interpretation of TFM's obligations under the Put Agreements. See—"Recent Developments—The Mexican Government Put"

The Concession

        TFM holds a fifty-year concession title, renewable under certain conditions for an additional fifty years, to provide freight transportation services over its rail lines. This right is exclusive for the first thirty years of TFM's operations, subject to certain trackage rights to be granted to other Mexican rail operators. Under the concession, TFM has the right to use, during the full term of the concession, all rights of way, tracks, buildings and related maintenance facilities that are necessary for the operation of its rail lines. Under the terms of the concession, TFM is required to pay the government a fee equal to 0.5% of its gross revenues during the first fifteen years of the concession period, and 1.25% of such revenues during the remainder of the period.

        TFM is required to grant trackage rights along its rail lines to Ferromex and the Mexico City Terminal Railroad. The Ministry of Transportation has the right to grant exclusive passenger service concessions utilizing TFM's rail lines to a concessionaire other than TFM. Under the concession and the Mexican railroad services law, TFM may freely set its rates unless the Mexican Antitrust Commission determines that there is no effective competition, taking into account alternative rail routes and modes of transportation. If the Mexican Antitrust Commission determines that there is a lack of competition in the railroad system, the Ministry of Transportation will establish the basis for TFM's rates. TFM's rates must be registered and applied in accordance with the Mexican railroad services law and regulations. In applying its rates, TFM must not make cross-subsidies, engage in tied sales or engage in other discriminatory pricing tactics. TFM is required to provide railroad services to all users on a fair and non-discriminatory basis and in accordance with the efficiency and safety standards approved periodically by the Ministry of Transportation. In the event that TFM collects from customer's rates higher than the registered rates, it must reimburse those customers with interest.

        The concession requires TFM to make investments and undertake capital projects in accordance with a business plan reviewed and approved by the Mexican government every five years. TFM is also responsible for compliance with efficiency and safety standards set forth in the concession, which are based on standards of the Association of American Railroads ("AAR").

        The Mexican railroad services law and regulations and the concession establish several circumstances under which the concession will terminate, including through revocation by the Ministry of Transportation, surrender by TFM of its rights under the concession, statutory appropriation or liquidation or bankruptcy of TFM. The Mexican railroad services law and regulations set out the circumstances under which the concession may be revoked. These include: (1) unjustified interruption of the operation of TFM's rail lines; (2) any act or omission that restricts the ability of other Mexican rail operators to use TFM's rail lines; (3) failure to make payments for damages caused during the performance of services; (4) charging tariffs higher than registered tariffs; (5) a change in TFM's nationality; (6) our assignment of, or creation of liens on, the concession without the Ministry of Transportation's approval; (7) failure to maintain the insurance coverage specified in the Mexican railroad services law and regulations; and (8) noncompliance with any term or condition of the Mexican railroad services law and regulations, related regulations or the concession. In the cases of (5) or (6) above, the concession will be automatically revoked. In the event that the concession is revoked by the Ministry of Transportation, we will receive no compensation, and our rail lines and all other fixtures covered by the concession, as well as all improvements made by us, will revert to the Mexican government. All other property not covered by the concession, including movable railroad property we purchased from the Mexican government, as well as all locomotives and railcars we otherwise acquired, will remain our property. However, if we attempt to sell more than 15.0% of our equipment to a third party within 90 days of termination or revocation of our concession, the Mexican government will have a right of first refusal to purchase the equipment on the same terms offered by the third party if no other concessionaire is likely to provide rail services over our rail lines and the equipment being sold is indispensable to the continuation of our rail services. After the Mexican government receives notice from us of our intention to sell the equipment, it will have 30 days to exercise its right of first refusal. In addition, the Mexican government will have the right to cause us to lease all of our service-related assets to the Mexican Ministry of Transportation for a term of at least one year, automatically renewable for additional one year terms for up to five years. The Mexican government must exercise this right within four months after revocation of the concession.

        The Mexican Ministry of Transportation has agreed that, except with respect to those events which constitute grounds for automatic revocation of the concession (as described in clauses (5) and (6) in the paragraph above), it will notify those creditors which provided financing for Grupo TFM's acquisition of its equity interest in TFM and are identified by TFM and Grupo TFM to the Mexican Ministry of Transportation of all events which constitute grounds for revocation of the concession and will allow such creditors, with the Mexican Ministry of Transportation's prior written consent, the opportunity to nominate a party to assume the concession. In addition, if the concession is terminated by revocation, permanent seizure of TFM's rail lines, or upon the liquidation or bankruptcy of TFM, then profits received by the Mexican government or by a third party concessionaire from the operation and exploitation of our rail lines shall continue to be committed to repay creditors that provided financing to TFM for work projects directly related to the rendering of railroad services and performed on the rail lines. This commitment to repay TFM's creditors does not relate directly to amounts owed under the 2003 notes, the 2006 notes or the new notes because such notes are not obligations of TFM, but rather obligations of Grupo TMM. To the extent that Grupo TMM were a creditor of TFM and could receive any such amounts, however, any amounts that Grupo TMM were to receive could be applied to meet obligations under the 2003 notes, the 2006 notes or the new notes, although there is no specific obligation to apply such amounts for that purpose.

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

Tex-Mex Railway

        The Tex-Mex Railway operates a 521-mile railway between Laredo, Houston and Beaumont, Texas. The section between Laredo and Corpus Christi is operated using the Tex-Mex Railway's own track (approximately 157 miles), while the section from Corpus Christi to Beaumont, via Houston, Texas, where it interchanges with KCS's system, is operated through trackage rights that were granted to Mexrail by the Surface Transportation Board of the United States ("STB") in 1996. The Tex-Mex Railway also interchanges with TFM at Laredo and with the Union Pacific Railroad and the BNSF Railway at Corpus Christi. Mexrail, which owns all of the outstanding stock of the Tex-Mex Railway, owns the northern, or U.S. portion, of the international rail bridge at Laredo that spans the U.S.-Mexico border. The southern, portion of the bridge is located in mexico and is operated by TFM under its concession.

        In 2001, the Tex-Mex Railway implemented a program to improve its main track to enable it to handle the expected increase in cross-border trade resulting from NAFTA. As part of this program, substantial rebuilding of the track has occurred since 2001. In March 2001, the Tex-Mex Railway acquired the out-of-service 84.5-mile Rosenberg-Victoria line and right of way from the Union Pacific Railroad in an effort to reduce trackage rights operating costs from routes between Laredo and Houston. In addition, the Serrano Rail Yard in Laredo serves as a customs exchange and clearinghouse for inbound rail traffic from the United States, thereby improving the efficiency of the movement of freight across the border by relieving current congestion and delays associated with customs activities conducted on the crossing bridge. The Serrano Rail Yard, which encompasses approximately 250 acres and over 8.5 miles of tracks, is the principal railcar and intermodal facility for the Tex-Mex Railway. See Item 5—"Operating and Financial Review and Prospects—Indebtedness—TFM's Other Contracts not Classified as Indebtedness or Lease Obligations—Sale of Mexrail."

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

Port	Concession	Date Awarded	Duration
Acapulco	Integral port administration	June 21, 1996	25 years (with possibility of extension)
Tuxpan	Approximately 35,000 square yards of waterfront	September 25, 2000	20 years (with the possibility of extension)
	Approximately 9,500 square yards of land	April 7, 1997	20 years (with the possibility of extension)
	Stevedoring Services	August 4, 1999	10 years (with the possibility of extension)

Acapulco

        In June 1996, we received a 25-year concession to operate the tourist port of Acapulco and commenced operations in July 1996. We paid $7.9 million for this concession. We have made additional capital expenditures from 1996 through mid 2003 of approximately $16 million at Acapulco to remodel, rehabilitate and expand the port facilities. Our port interests in Acapulco are operated through a joint venture with SSA Mexico, Inc. called Administración Portuaria Integral de Acapulco, S.A. de C.V. ("API Acapulco"), in which we have a 51% interest.

        Through API Acapulco, we operate and manage an automobile terminal, a cruise ship terminal and an automobile warehouse. The automobile terminal was completed in November 1997, and the passenger terminal was completed during the fourth quarter of 2000.

        In 2003, we handled exports for Volkswagen and Nissan at our automobile terminal and imports for Peugeot. Toward the end of 2003, Peugeot decided to close a plant in Chile and now imports its automobiles from Europe. Acapulco is one of the main tourist ports in Mexico. Major cruise ship lines, such as Carnival, Royal Caribbean, Princess and Holland America, among others, make use of our terminal. Our terminal has the capacity to receive two cruise ships simultaneously. In addition, our automobile warehouse has the capacity to store up to 2,500 automobiles.

Tuxpan

        We own approximately 2,290 acres of land in Tuxpan, and we own a terminal of multipurpose cargo through our wholly owned subsidiary Terminal Marítima de Tuxpan, S.A. de C.V. We have access to a contiguous public berth where containers and general cargoes are unloaded and delivered to our multipurpose terminal. Additionally, we offer container-warehousing services at this port. While we currently only handle a small volume of cargo at the port, we are in the process of developing the site. Tuxpan is operated through Operadora Portuaria de Tuxpan, S.A. de C.V., a wholly owned subsidiary of Grupo TMM.

        As part of the sale of TMMPyT, we agreed not to compete with SSA or its affiliates in Mexico for a term of five years, except in connection with our port operations at Tuxpan and API Acapulco. SSA has a first refusal right to participate in new port operations of the Company or its affiliates up to a 49% equity interest.

Shipping Agencies

        Our shipping agencies provide service to vessel owners and operators in Mexican ports, including (i) port agent services, (ii) protective agent services, (iii) cargo and multimodal supervision, (iv) ship chandler services, (v) crew and spare parts coordination and (vi) bunkering services. We operate at the ports of Acapulco, Veracruz, Coatzacoalcos, Ciudad del Carmen, Dos Bocas, Tuxpan and Progreso. Our shipping agencies also provide shipping agency services at other major ports through agreements with local agents. This business segment was transferred from the Specialized Maritime Division to the Ports and Terminal Division in January 2004 as part of our corporate restructuring.

Specialized Maritime Services

        Our specialized maritime services include: (a) supply and logistics services to the offshore industry at offshore facilities in the Gulf of Mexico and between ports; (b) product tankers for the transportation in cabotage of petroleum products; (c) parcel tankers for the transportation of liquid chemical cargoes; and (d) tugboats that provide harbor towing services at the port of Manzanillo. Mexican law provides that cabotage (intra-Mexican movement between ports) must be conducted by ships carrying the Mexican flag, which we believe provides us with a competitive advantage in this market.

Fleet Management

        Currently we operate a fleet comprised of product tankers and parcel tankers, as well as a fleet of offshore vessels and tugboats. Of a total of 37 vessels, 15 are owned tonnage (12 offshore vessels and 3 tugboats), nine are chartered units (5parcel tankers, 3offshore vessels and 1 product tanker) and 13 vessels are operated under bareboat contracts (2product tankers and 11 offshore vessels).

        The table below sets forth information about our fleet of owned, chartered and under bare boat contracts as of March 31, 2004, by type size and capacities:

Vessel Type	Number of Vessels	Total Dead Weight Tons (in thousands)	Total Cubic Meter Capacity (in thousands)	BHP(1)
Offshore service vessels	26	24.5	*	4,615 BHP(3)
Product tankers	3	126.6	138.7	*
Parcel tankers	5	63.2	69.1	*
Tug boats	3	1.2	*	3,915 BHP(3)

Total	37	215.5	207.8

(1)
Average

*
Not applicable.

Offshore Division

        We participate in the offshore services sector in the Gulf of Mexico through a joint venture with Seacor Smit, Inc. ("Seacor") called Marítima Mexicana, S.A. ("Marmex"). Seacor is one of the largest U.S. companies engaged in operating supply ships and supplying support services to the offshore drilling platforms in the Gulf of Mexico. We hold a 60% ownership interest in Marmex. The offshore division operates 26 vessels, which are operated by Marmex and are used to service medium and long-term contracts. As of March 31, 2004, twenty-one vessels were directly hired by PEMEX, and five were hired by private operators engaged in the construction and maintenance sectors for PEMEX.

Product Tankers and Parcel Tankers

        We currently time charter three product tankers to PEMEX, one of which is chartered under a time charter contract, and two of which are chartered under bare boat contracts. We sold one product tanker in July 2003 as part of the PEMEX fleet renewal program (vessels constructed no earlier than

1987). Our product tankers are used primarily for the transportation of refined petroleum products. Although PEMEX has not sought any long-term bids since 1993 for additional long-term contracts for tankers, we believe that PEMEX will do so in the future as part of its fleet renewal program. We expect that if such bids are sought, we will also bid for such long-term contracts. In the event that our time charter arrangements with PEMEX are terminated or expire, we will be required to seek new time charter arrangements for these vessels. We cannot be sure that time charters will be available for the vessels following termination or expiration or that time charter rates in effect at the time of such termination or expiration will be comparable to those in effect under the existing time charters or in the present market. In the event that time charters are not available on terms acceptable to us, we may employ those tankers in the spot market.

        We also operate five parcel tankers, which operate between Mexican and American ports in the Gulf of Mexico, mainly in the chemical and vegetable oil trades.

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

        We provide specialized logistics support for the automotive industry. Services include the arrangement and coordination of the movement of motor vehicle parts or sub-assemblies from supplier facilities to assembly plants, and the inspection, yard management and movement of finished vehicles from assembly plants to regional distribution centers. We currently manage the intermodal terminal and yard for Ford at Hermosillo, coordinating the movement of finished vehicles to dealerships and other distribution centers. Additionally, the logistics operations division developed an 80-acre state-of-the-art auto distribution complex in Toluca, which provides transportation services to major auto manufacturers located in the Toluca region, such as Chrysler, Peugeot and Toyota. Our logistics services can be provided as end-to-end integrated logistics programs (bundled) or discrete services (unbundled) depending on customer needs.

        In conjunction with our logistics facilities, we offer trucking transport as a value-added service component to streamline the movement of products to and from major Mexican cities and rail hubs. We provide dedicated logistics trucking services to major manufacturers and retailers with facilities and operations throughout Mexico.

RoadRailer™ and Intermodal Services

        In May 2001, we introduced "RoadRailer™" technology, which is the first intermodal domestic service in Mexico. RoadRailers™ are semi-trailers equipped with both tires for highway use and "bogies" with rail wheels for running directly on rail tracks. This service is designed to complement our trucking and rail transport operations to further streamline the movement of products to and from Mexico City and surrounding states, and along the Northeast region of Mexico. We currently operate 350 RoadRailers™.

        In October 2002, TMM Logistics and Hub Group, which is the largest intermodal marketing company in the United States, created a joint network to manage freight moving among Canada, the United States and Mexico. TMM Logistics provides all sales support and operational execution within Mexico for the network.

Trucking Services

        We view trucking as an important complement to our core businesses. Under Mexican law, transport in Mexico can only be performed by Mexican owned companies. We currently operate 400 trucks. We currently provide dedicated trucking services to several customers, including, Jumex, Allied Domecq, Wal-Mart and Gigante. In the second quarter of 2001, we entered into a dedicated parts long-term distribution contract with Nissan.

        Our domestic service continues to provide trucking services on a spot market basis to various customers such as Comercial Mexicana and Chedraui. We also provide intermodal services for drayage cargo at Pantaco and Monterrey.

        We view trucking as an important business and are exploring other opportunities in this area which may complement our railroad business.

Grupo TMM's Strategic Partners

        We are currently a partner in strategic arrangements with a number of the leading companies in their respective industries, including:

Business	Partner
Rail Transport	Kansas City Southern
Ports (Acapulco)	SSA Mexico, Inc.
Supply Vessels	Seacor Marine Inc.
Harbor Towing	Smit International Americas, Inc.
Automotive Logistics	Auto Warehousing Co.; Schnellecke GmbH

        Through Grupo TFM, we hold a controlling stake in TFM, the company which owns the concession to operate what we believe to be the most strategically important of three regional trunk line railroads in Mexico. KCS, our partner in Grupo TFM, owns KCSR, a U.S. Class I railroad. KCSR and its affiliated railroads (excluding the Tex-Mex Railway) operate a rail network of approximately 3,100 route miles of main and branch lines and 1,340 miles of other tracks within a 10 state region of the United States.

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

Recent Developments

Negotiations with Ad Hoc Committee of Holders of Existing Notes; Voting Agreements

        Following the Company's unsuccessful attempts to restructure the existing notes through the previous exchange offers, the Company did not make the payments due on May 15, 2003 of the principal amount and accrued interest due on the 2003 notes and the accrued interest due on the 2006 notes. In June 2003, several holders of existing notes retained the law firm of Akin Gump Strauss Hauer & Feld LLP to advise them regarding formation of an ad hoc committee of noteholders. By using publicly available information and personal contacts, Akin Gump Strauss Hauer & Feld LLP assisted in locating additional holders of existing notes willing to participate in a negotiated resolution of the defaults. Collectively, this group of holders initially represented approximately 60% of the principal amount of the existing notes. Since this group of holders represented a significant portion of the existing notes, the Company and its advisors encouraged these holders to form an ad hoc committee to negotiate with the Company and its advisors to attempt to reach a consensus on the terms of a possible restructuring of the existing notes.

        On June 4, 2003, the Committee formally retained Akin Gump Strauss Hauer & Feld LLP as U.S. legal advisor and retained Franck, Galicia y Robles, S.C. as Mexican legal advisor. On July 16, 2003, the Committee retained Houlihan Lokey Howard & Zukin Capital as its financial advisor. The Company agreed to pay the fees and expenses of such advisors.

        Following their retention, and execution of confidentiality agreements with the Company, the Committee's legal and financial advisors performed due diligence and conducted preliminary negotiations with the Company regarding a possible restructuring of the existing notes.

        In October 2003, the Committee formed a subcommittee for purposes of receiving confidential due diligence information regarding the Company and joining the Committee's advisors to negotiate with the Company the material terms of the restructuring. The subcommittee consisted of four of the larger holders of existing notes. To receive such information and to participate in the negotiations with the Company, each member of the subcommittee was required to enter into a confidentiality agreement with the Company. Commencing in October 2003, the Committee's advisors and the members of the subcommittee engaged in intensive negotiations with the Company and its advisors regarding the terms of the restructuring.

        On November 17, 2003, the Company and the members of the restricted subcommittee reached a general agreement on a summary term sheet for a proposed restructuring of the existing notes, subject to acceptance by the holders of a majority of the principal amount of the existing notes and to the negotiation of a voting agreement reflecting the terms of the summary term sheet. Subsequently, and in order to receive and review information about such term sheet, additional members of the Committee agreed to join the subcommittee and enter into the required confidentiality agreement. These additional holders also expressed their general agreement with the terms outlined in the summary term sheet.

        During November and early December of 2003, the Company, the members of the subcommittee and their respective advisors negotiated the terms of a voting agreement. On December 9, 2003 the Company and the members of the subcommittee, who then represented approximately 43% in aggregate principal amount of the existing notes, reached consensus on the terms of a voting agreement.

        After December 9, 2003, the Committee's advisors contacted the remaining members of the Committee to invite them to become members of the subcommittee and review the terms of the negotiated settlement. Certain of the remaining members of the Committee executed confidentiality agreements and received information regarding the term sheet and the proposed voting agreement. Certain of these holders executed the voting agreement and, on January 9, 2004, when holders representing approximately 51% of the aggregate principal amount of the existing notes had executed the voting agreement, the voting agreement became effective by its terms. On that date, the Company issued a press release that announced that holders representing 51% of the aggregate principal amount of the existing notes had entered into a voting agreement regarding a restructuring of the existing notes, and described the material terms of the restructuring.

        Following the effective date of the voting agreement, and as contemplated by its terms, additional holders of existing notes executed the voting agreement. As of May 15, 2004, eighteen holders of existing notes have entered into a voting agreement with the Company. In aggregate, these holders represent approximately 72% of the principal amount of the existing notes. Pursuant to the voting agreement, such holders have agreed to (or, if such persons do not have voting discretion, to recommend that such holders with voting discretion): (i) tender their existing notes in the exchange offer, (ii) forbear from taking any action or pursuing any remedies available to them under the agreements evidencing the existing notes and, (iii) vote in favor of the plan proposed by the Company to effect the restructuring of the existing notes and vote against any other plan, if and when solicited in the context of the U.S. prepackaged plan, or prearranged concurso mercantil. The terms of the voting agreement are described below.

        We are not aware of whether any holder, other than holders of existing notes who have entered into voting agreements with us, intends to vote in favor of the proposed restructuring or whether any holder intends to tender its existing notes in the exchange offer.

        Pursuant to the voting agreements, we agreed to use commercially reasonable efforts to have the registration statement relating to the restructuring declared effective by the SEC. We were declared effective by the SEC on June 22, 2004 and commenced the exchange offer and the consent solicitation on June 23, 2004. If all of the conditions to the exchange offer have not been sooner satisfied and/or waived, but sufficient consents are received from holders representing the requisite principal amount and number of holders of existing notes to constitute an "accepting class" under the U.S. Bankruptcy

Code, then within 30 business days following the commencement of the exchange offer or five business days following the expiration of the exchange offer, whichever is later, the voting agreements require us to commence the U.S. prepackaged plan or, in the alternative, the prearranged concurso mercantil (as determined in our discretion as being necessary and appropriate for the successful consummation of the restructuring); provided that in the event we are using commercially reasonable efforts to commence the prearranged concurso mercantil, the voting agreements provide that we shall have an additional 30 business days in order to commence the prearranged concurso mercantil.

        Furthermore, the voting agreements required us upon receipt of voting agreements executed by holders of at least 51% in aggregate principal amount of the existing notes, to deposit into escrow an aggregate amount outstanding of additional new notes to be issued in payment of the consent fee equal to $21,094,605, which will begin to accrue interest as of the date such additional new notes are released from escrow and distributed to the holders, as described below. We deposited the additional new notes, representing the consent fee, together with the related indenture and security agreement, into escrow as of January 13, 2004.

        The voting agreements provide that the additional new notes are to be released from escrow and distributed as follows:

  •
  if the exchange offer is consummated, the additional new notes will, on the settlement date, be distributed pro rata to the holders of existing notes who executed voting agreements or irrevocably consented to the restructuring of the existing notes prior to the consent deadline or, if required by applicable law, distributed pro rata to all exchanging holders of existing notes;

  •
  if we complete the restructuring through either the U.S. prepackaged plan or the prearranged concurso mercantil, the additional new notes will be distributed pro rata to all of the holders of the existing notes once the U.S. prepackaged plan or the prearranged concurso mercantil has been confirmed and is consummated;

  •
  in the event that (i) holders representing the greater of (x) 51% of the existing notes and (y) in the event the Company elects to commence the U.S. prepackaged plan, the requisite number of holders and principal amount of existing notes to constitute an "accepting class" under the U.S. Bankruptcy Code have entered into voting agreements and are not in default under such voting agreements, and, if we are unsuccessful in restructuring the existing notes through either the exchange offer, the U.S. prepackaged plan, or a prearranged concurso mercantil proceeding prior to September 30, 2004 (the "outside date"), then, on the outside date, the additional new notes shall be released from escrow and distributed pro rata to the holders of existing notes who are then subject to voting agreements and not in default thereunder, subject to certain exceptions as described in the voting agreements; and,

  •
  in the event that (i) holders representing at least 51% of the existing notes have entered into voting agreements and are not in default under the voting agreements, and (ii) we default under the voting agreements (and we fail to cure such default prior to the outside date) and (iii) the restructuring has not been consummated prior to the outside date, then, on the outside date, the additional new notes shall be released from escrow and distributed pro rata to the holders of existing notes who are then subject to voting agreements, subject to certain exceptions as described in the voting agreements.

        In the event the restructuring has not been completed by the outside date and the additional new notes are released from escrow as described herein, the indenture governing such additional new notes will not contain various covenants contained in the new notes indenture, such as those with respect to restrictions on the Company's and its restricted subsidiaries' ability to incur indebtedness, grant liens, make investments, pay dividends, create unrestricted subsidiaries or engage in transactions with shareholders or affiliates or certain events of default contained in the new notes indenture. The trustee under the indenture governing such additional new notes will not be the same as the trustee under the indentures governing the existing notes.

        The voting agreements may be terminated at any time prior to the settlement date (x) in their entirety by holders who have entered into voting agreements and hold at least 51% in aggregate principal amount of the existing notes held by all holders who have entered into voting agreements, and (y) by each holder of existing notes who has signed a voting agreement as to itself only: (i) if there is a company default (as defined in the voting agreements), (ii) after July 22, 2004, provided that we may extend this date to a date not later than August 5, 2004 in connection with an extension of the exchange offer (provided that if we have commenced the U.S. prepackaged plan or prearranged concurso mercantil by July 22, 2004, or August 5, 2004, as applicable, such date shall be September 30, 2004), (iii) if an order is entered that has the practical effect of preventing or delaying confirmation of the U.S. prepackaged plan, and such order is not stayed, reserved or vacated before the earlier of 30 days thereafter or September 30, 2004, (iv) if the U.S. bankruptcy court denies confirmation of the U.S. prepackaged plan and we fail to file a new or amended plan meeting the requirements of the voting agreements before the earlier of 30 days thereafter or September 30, 2004, (v) if the U.S. prepackaged plan is converted to a case under Chapter 7 or a liquidating Chapter 11 case under the U.S. Bankruptcy Code or a bankruptcy liquidation proceeding under Mexican law, (vi) if there is issued or reinstated any medida cautelar, suspension order or similar order by a court or other governmental body of competent jurisdiction that affects or could affect our obligations with respect to the existing notes or the voting agreements and (A) such proceeding or order is issued or reinstated at the request or with the acquiescence of us or (B) in all other circumstances, if such order is not stayed, reversed or vacated before the earlier of 30 days thereafter or September 30, 2004, or (vii) if we pay any sum on account of any judgment granted in favor of any holder of existing notes or enter into any settlement thereof without the consent of the holders of at least 51% in aggregate principal amount of existing notes held by all holders who have entered into voting agreements.

        The voting agreements may be terminated by us at any time prior to the settlement date after July 22, 2004 if we have not defaulted upon or breached certain covenants under the voting agreements. However, if we have commenced the U.S. prepackaged plan or the prearranged concurso mercantil by July 22, 2004, or August 5, 2004 (in connection with an extension of the exchange offer), such date shall be September 30, 2004.

        The new notes to be issued to the holders of existing notes who have entered into voting agreements are being issued in a private placement that will close simultaneously with the public exchange offer and will be "restricted securities" under the Securities Act. We have agreed to register these new notes as soon as practicable by filing and having declared effective a registration statement under the Securities Act to permit resales of the new notes received in the private exchange offer.

        The voting agreements also provide that if we (i) have not commenced the U.S. prepackaged plan or prearranged concurso mercantil by June 15, 2004, (ii) have not launched the exchange offer, consummated the exchange offer or commenced the U.S. prepackaged plan or the prearranged concurso mercantil by July 22, 2004 or August 5, 2004, as applicable, or (iii) commit certain defaults as described in the voting agreements, then the holders who have entered into voting agreements shall be entitled to receive a delay fee with respect to the existing notes held by such holders equal to the amount of interest that would accrue during the delay period on such existing notes equal to the difference between 13.5% per annum and the rate of interest on the existing notes that would otherwise be applicable during the delay period. The delay fee shall be earned during the delay period, which is from and after (A) June 15, 2004, if we have not launched the exchange offer by such time, (B) July 22, 2004, if we have not launched the exchange offer, consummated the exchange offer or commenced the U.S. prepackaged plan or the prearranged concurso mercantil, or (C) the date of a Company default under the voting agreements, to and including the earliest to occur of (w) the date we commence the U.S. prepackaged plan or the prearranged concurso mercantil, (x) the date we cure the applicable default under clause (iii) above, (y) September 30, 2004, and (z) the settlement date. If the settlement date does not occur pursuant to the exchange offer and September 30, 2004 occurs after the commencement of the U.S. prepackaged plan or the prearranged concurso mercantil, then the delay fee shall be deemed to have accrued on all existing notes and all holders of existing notes will be entitled to receive the delay fee for the applicable delay period. The delay fee shall be paid in additional new notes and delivered to the holders on the earlier to occur of September 30, 2004 and the settlement date.

        In addition, it shall constitute a default under the voting agreements if we amend the exchange offer or the U.S. prepackaged plan on terms and conditions that differ, in any material respect, from the terms and conditions set forth in the voting agreements (including, but not limited to, the inclusion therein of any condition to the restructuring not specified in the voting agreements or the waiver of any condition, including but not limited to the minimum tender condition and the amendment of the securitization facility condition, but excluding other customary tender offer conditions, provided we shall be required to use commercially reasonable efforts to satisfy all such conditions), without the approval of holders of at least 51% of the principal amount of the existing notes held by all holders who have entered into voting agreements, if such breach shall not have been cured within three business days after receipt of notice of such breach.

The Dispute with KCS

        On April 20, 2003, we entered into the Acquisition Agreement with KCS, which owns a 49% voting interest in Grupo TFM, under the terms of which we were to sell our entire interest in Grupo TFM, which owns 80% of TFM and through which our railroad operations are conducted. Under the agreement, KCS was to acquire our interest in Grupo TFM in exchange for $200 million in cash and 18,000,000 shares of common stock of KCS. In addition, we were to have the right to receive an additional amount of up to $175 million in cash ($180 million if KCS elected to defer a portion of the payment) in the event that the pending VAT claim (described herein) against the Mexican government by TFM was successfully resolved prior to the execution by the Mexican government of its "put" rights in certain shares of TFM and the amount of VAT Proceeds received was greater than the purchase price of the "put" shares held by the Mexican government (the "Earnout").

        On August 18, 2003, our shareholders voted to reject the Acquisition Agreement. As a result, our Board of Directors met on August 22, 2003 and voted to terminate the Acquisition Agreement. We sent a notice of termination of the Acquisition Agreement to KCS that day. On August 29, 2003, KCS sent a notice of dispute to us and filed a complaint in the Delaware Chancery Court (the "Delaware action"), requesting a preliminary injunction to enjoin us from violating the terms of the Acquisition Agreement pending a subsequent decision by a panel of arbitrators regarding whether the Acquisition Agreement was still in force. KCS simultaneously filed a suit against Grupo TFM and TFM (and its director appointed by Grupo TMM) in Mexico, alleging that Grupo TFM had taken certain actions without fulfilling certain procedural requirements regarding notice of a Board of Directors meeting. We responded to the Delaware action by asserting that Grupo TMM had properly terminated the Acquisition Agreement.

        Pursuant to the Acquisition Agreement's dispute resolution provisions, we and KCS each selected one arbitrator, and those two arbitrators jointly selected a third arbitrator. On December 8, 2003, we and KCS participated in a preliminary hearing with the arbitrators during which the arbitrators deliberated whether the issue of the Acquisition Agreement's continued effectiveness should be bifurcated from the other issues in the case. On December 22, 2003, the panel bifurcated the issue of whether Grupo TMM properly terminated the Acquisition Agreement. On February 2, 3 and 4, 2004 a hearing was held in New York on the issue of whether Grupo TMM's termination was proper. We maintained that we properly terminated the Acquisition Agreement while KCS sought a declaration that the Acquisition Agreement was wrongfully terminated. On February 19, 2004 we and KCS filed post-hearing briefs with the panel. In March 2004, the arbitration panel issued a ruling solely on the issue of the termination of the agreement by Grupo TMM based on the failure of the stockholders to approve the TFM Sale at the stockholder meeting held in August 2003. The panel ruled that the termination on this basis was not effective and that the Agreement remained in effect and binding on the parties unless otherwise terminated in accordance with its terms or by law. The parties have entered into a stipulation under which further arbitration proceedings have been deferred and each party reserved its rights to pursue further proceedings at any time.

        We cannot predict the ultimate outcome of any further arbitration on the remaining disputed issues. If KCS were to be awarded substantial damages in any such proceeding, it could have a material adverse effect on our business, especially if we are unable to successfully execute the restructuring.

Our Liquidity Position

        At December 31, 2003, Grupo TMM (excluding TFM) had short-term debt with a face value of $379.0 million and long-term debt of $1.5 million. The 2003 notes matured on May 15, 2003 and we have not repaid the principal amount to date. As a result, we are in default under the terms of the 2003 notes, and such default has resulted in a cross-default under our 2006 notes. Moreover, we failed to make required interest payments on the 2006 notes on May 15, 2003, November 15, 2003 and May 15, 2004, resulting in an independent default on such notes. On August 19, 2003, we amended and refinanced the outstanding amounts under the securitization facility to $54 million. The new certificates require monthly amortization of principal and interest and mature in three years, changing the maturity date from 2008 to 2006. On December 29, 2003, we and certain subsidiaries amended the securitization facility to increase the outstanding amount under the securitization facility by approximately $25.0 million under substantially the same terms and conditions existing prior to such increase. At December 29, 2003, and after giving effect to the amendments, there was approximately $76.3 million in aggregate principal amount of certificates outstanding under the securitization facility. On May 25, 2004, and on June 10, 2004, we and certain subsidiaries amended the securitization facility to adjust the net outstanding amount under the securitization facility to $78.2 million under the same terms and conditions existing prior to such adjustment. For accounting purposes, the securitization facility represents the total dollar amount of future services to be rendered to customers under the securitization facility and is so reflected in our financial statements.

VAT Award

        On September 25, 2002, the Mexican Magistrates Court of the First District (the "Federal Court") issued a judgment in favor of TFM on a value added tax (VAT) claim, which has been pending in the Mexican courts since 1997. The claim arose out of the Mexican Treasury's delivery of a VAT refund certificate to a Mexican governmental agency rather than to TFM. By a unanimous decision, the Federal Court vacated a prior judgment of the Mexican Federal Tribunal of Fiscal and Administrative Justice (the "Fiscal Court") and remanded the case to the Fiscal Court with specific instructions to enter a new decision consistent with the guidance provided by the Federal Court's ruling. The Federal Court's ruling requires the fiscal authorities to issue the VAT refund certificate only in the name of TFM. On December 6, 2002, the upper chamber of the Fiscal Court again ruled against TFM. On January 8, 2003, TFM was officially notified of the new judgment of the Fiscal Court and on January 29, 2003, filed the appropriate appeal. On June 11, 2003 the Federal Court issued a judgment in favor of TFM against the ruling of the Fiscal Court. On July 9, 2003, TFM was formally notified by a three-judge panel of the Federal Court of its June 11, 2003 judgment, which granted TFM constitutional protection ("amparo") against the ruling of the Fiscal Court issued on December 6, 2002, which had denied TFM the right to receive the VAT refund certificate. The Federal Court found that the VAT refund certificate had not been delivered to TFM, and confirmed the Fiscal Court's determination that TFM has the right to receive the VAT refund certificate. The Federal Court's ruling stated that the Treasury's decision denying delivery of the VAT refund certificate to TFM violated the law, and it instructed that the VAT refund certificate be issued to TFM on the terms established by Article 22 of the Federal Fiscal Code in effect at that time. As a result of this ruling, the case was remanded to the Fiscal Court.

        In a public session held on August 13, 2003, the Fiscal Court issued a resolution regarding TFM's VAT lawsuit vacating its previous resolution of December 6, 2002, and in strict compliance with the ruling issued on June 11, 2003, by the Federal Court, resolved that TFM has proved its case, and that a "ficta denial" occurred, declaring such denial null and void as ordered by the Federal Court. On August 25, 2003, TFM was formally notified by the Fiscal Court of its resolution regarding TFM's VAT lawsuit. The resolution was the result of the unanimous vote of the nine magistrates present at the public session. The Fiscal Court ordered the issuance of the VAT Certificate to TFM under the terms established by Article 22 of the Mexican Fiscal Code in effect in 1997.

        On October 3, 2003 the Mexican Tax Attorney of the Federal Government (Procuradría Fiscal de la Federación) filed for a review of the Fiscal Court's ruling issued on August 13, 2003. On November 5, 2003, the Federal Court found no merit to the requested review and as a result, the August 13, 2003 Fiscal Court's ruling remained in place.

        On January 19, 2004, the Mexican Treasury delivered to TFM, pursuant to the August 13, 2003 Fiscal Court ruling, a Special VAT Certificate representing the historical claim amount of 2,111,111,790 pesos, or approximately $195 million as of that date, but excluding additional amounts TFM seeks due to the effect of inflation and interest accrued on the original claim amount. On January 20, 2004, the Mexican Fiscal Administration Service ("Servicio de Administración Tributaria" or "SAT") issued a decree prohibiting TFM from making use of the Special VAT Certificate, stating that the documents that support the acquisition of assets according to the privatization, do not comply with applicable tax requirements. TFM has publicly stated it will oppose the SAT's action through all possible legal means, and will continue its attempts to reclaim the additional amounts it seeks for inflation and accrued interest on the original claim amount. TFM subsequently presented a complaint before the upper chamber of the Fiscal Court. TFM has not yet received an official decision concerning this complaint, but has knowledge that the Fiscal Court voted against TFM's request to compel the government to reissue its Special Certificate to include inflation and accrued interest. TFM intends to present to the Magistrates Federal Court—the highest authority on legal matters in Mexico—all proper petitions and motions in support of its rights consistent with rulings issued by the federal Magistrates Court in the past year.

The Mexican Government Put

        In October 2003, Grupo TFM requested that a federal judge in Mexico provide an appropriate interpretation of the Put Agreements.

        When the Mexican government opened the Mexican railroad system to private investment, it retained a 20% equity interest in TFM pursuant to certain agreements (the "Put Agreements"). The intention was to sell these TFM shares through a public offering, at such time as the Mexican government considered it appropriate and with approval of the CNBV, with the objective of strengthening the market for public investments in Mexico and encouraging additional investors to invest in the capital stock of TFM. Additionally, TFM's bid contained the following condition: "The franchise purchasers will be obligated to acquire the equity portion that cannot be placed in the BMV, at the initial offering price plus respective interest."

        We believe that under the Put Agreements, the Mexican government agreed to comply with the following process in order to sell the equity interest that the Mexican government retains in TFM: 1) register the TFM shares with the BMV; 2) receive the approval of the CNBV to exercise the put; 3) request that TFM provide all information necessary to place the Mexican government's equity stake in the equity markets; and 4) place the number of TFM shares it is able to in the equity markets once all necessary approvals are granted. When the above steps are completed, the Mexican government is to notify Grupo TFM of the number of TFM shares that could not be placed in the equity markets and is to request that Grupo TFM acquire those shares at the minimum stipulated price.

        We do not believe that any of the steps described above have been carried out. Furthermore, we do not believe that the real value of the shares of TFM owned by the Mexican government can be determined at this time because TFM has not received the VAT refund as ordered by the Mexican Fiscal Court on August 13, 2003. Notwithstanding the foregoing, the price of the Mexican government's interest, as indexed for Mexican inflation, as of December 31, 2003 was approximately 1,570.3 million UDIs (representing ps. 5,264 million, or approximately $469.4 million). The estimated fair market value of the government's interest as of December 31, 2003 was $475.6 million. In addition, we do not know if we would be entitled to purchase all of the government's interest given that we believe that the Mexican government has to place its stake in TFM in the equity markets, as required under the Put Agreements, or the possible valuation effects of TFM's VAT claim. As a result, we believe that the Mexican government has not yet completed the steps required for it to request that Grupo TFM acquire the equity stake in TFM held by the Mexican government.

        Nevertheless, and notwithstanding the judicial proceeding initiated by Grupo TFM, on October 31, 2003, the Ministry of Transportation requested that Grupo TFM confirm whether it intends to purchase the TFM shares subject to the put rights of the Mexican government. Grupo TFM responded that the purchase of the Mexican government's shares of TFM was the subject of an ongoing judicial proceeding that had yet to be resolved. On November 3, 2003, the Ministry of Transportation stated in a communication to Grupo TFM that it had complied with the requirements for the exercise of its put rights as set out in the Put Agreements and that all procedures required to execute the sale of the Mexican government's TFM shares would be made through the Mexican Treasury. Grupo TFM requested that a federal court review the Ministry of Transportation's communications with respect to the Mexican government's put rights.

        On December 16, 2003, the Fourth Administrative District Court issued an injunction ordering Grupo TFM, the Ministry of Transportation and the Treasury to maintain the status quo pending judicial resolution of the dispute. In order for the injunction to be effective, the Fourth Administrative District Court required that Grupo TFM post a bond for the equivalent of six months of interest on the exercise price of the Mexican government's put option to be calculated at an interest rate of 6% per annum (approximately 160,161,000 pesos or approximately $14.3 million at December 31, 2003). However, as no further action has been taken by the Mexican government to enforce its rights in connection with the put, Grupo TFM's obligation to post such a bond is considered discretionary under Mexican law. Consequently, Grupo TFM has elected, for the time being, not to post the bond so as not to incur unnecessary expense. Grupo TFM has the right to post the bond at any time while the "amparo" proceeding is pending. Additionally, Grupo TFM requested and received from a federal judge an injunction, which blocked the Mexican government from exercising its put option. The ability of the Mexican government to exercise its put option has been suspended until the put lawsuit is resolved. Grupo TFM will vigorously defend its view that the Mexican government has not fulfilled the prescribed steps required to exercise its put rights. Although Grupo TFM believes that it will prevail in legal proceedings related to these matters, there can be no assurance that it will prevail.

        Grupo TFM has acknowledged its commitment to acquire the TFM shares that the Mexican government holds and has informed the Mexican government of its desire to comply with the steps agreed to in the Put Agreements once the aforementioned formalities and conditions have been fulfilled.

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

Sales and Marketing

        The success of our business depends on our marketing network. Our marketing network consists of affiliated offices, agencies at Mexican ports and a sales force based throughout Mexico and the United States to sell our logistics and specialized maritime. Our marketing and sales efforts are designed to grow and expand our current customer base business by initiating long-term contracts. Emphasis is being placed on attracting new business in the United States, Canada and Mexico. We believe these efforts will benefit to a great extent from NAFTA. With respect to our railroad operations, we seek to capitalize upon our strategic advantage resulting from our direct access to key ports and interchange points through our rail lines, which connect with the extensive route structures of the Texas Mexican Railway Company (Tex-Mex"), KCSR, the Union Pacific Railroad, BNSF and other major U.S. and Canadian rail carriers.

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

Systems and Technology

        We continually enhance our technology and information systems to support our operations. Our systems are updated regularly to increase operating efficiencies, improve customer satisfaction and maintain regulatory compliance. We have deployed devices and software to increase accuracy and security in our information systems in order to ensure the continuity of our business operations.

        In 2003, we developed and completed the first phase of a systems platform that integrates logistics services based on Internet technology, which services dedicated logistics contracts, yard management, and TFM terminal facilities. We are currently marketing this new systems platform to new customers while retaining our current customer base by offering more flexible integrated solutions. The second phase of this project consists of the replacement of our legacy operations with the new systems platform, which will allow our customers to access information regarding the location and status of their cargo via touch-tone telephone, personal computer or computer-facsimile link. We expect to complete the second phase of this project in the last quarter of 2004.

        In 2003, TFM evaluated and designed a new telecommunications network that will fully replace its current network. This new network will eliminate obsolescence risks in our operations and is expected to be in full operation by the first quarter of 2005.

        After a thorough evaluation, TFM has decided to use Oracle Financials as its back office systems platform. TFM intends to go live with this platform by the end of 2004. This new system will allow TFM to improve internal controls, resulting in improved financial reporting in compliance with the requirements of the Sarbanes Oxley Act. Additionally, TFM will continue to use SICOTRA, a Union Pacific Technologies system, in order to report car inventory and yard operations.

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

        Our railroad operations are also affected by a number of risks, including mechanical failure, collision, property loss, cargo loss or damage and business interruption due to natural disasters, political circumstances, hostilities and labor strikes.

        In addition, the operation of any railroad is subject to the inherent possibility of catastrophic disaster, including chemical spills and other environmental accidents. TFM's insurance policy provides for "per-incident" maximum amounts, which vary depending upon the nature of the risk insured against. TFM's policy is renewable on an annual basis and expires in June 2003, when it will be renewd.

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

        In recent years, we and TFM have experienced significant cost savings due to a sharp decline in liability insurance premiums resulting from heightened competition in the insurance industry and improved safety conditions in our operations. Despite the catastrophic events of September 2001 in the United States and the subsequent increased insurance rates in local and foreign markets, we did not experienced a significant increase in our liability insurance premiums during 2002 or 2003. However, we expect insurance premiums to increase in 2004.

C.    Organizational Structure

        Members of the Serrano Segovia family hold, directly and indirectly, 46.2% of our Series A Shares. We hold a majority of the voting stock in each of our subsidiaries, including TFM. The most significant subsidiaries include:

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

D.    Property, Plant and Equipment

        Our principal executive offices are in Mexico City, and are currently under lease through June 2005. Our business activities and the business activities of our subsidiaries in the logistics and transportation fields are conducted with both leased and owned equipment, and, in certain instances, through concessions granted to us by the Mexican government. We were granted the right to operate certain facilities, including the TFM railroad, certain cruise ship terminals and ports, as part of franchises awarded through the Mexican government's privatization activity. We operate facilities, either through leases or with direct ownership interests, in Acapulco, Aguascalientes, Altamira, Campeche, Coatzacoalcos, Cuernavaca, Guadalajara, Hermosillo, Mexico City, Monterrey, Nuevo Laredo, Puebla, Querétaro, Ramos Arizpe, San Luis Potosí, Silao, Toluca and Tuxpan. See Item 4 "Information on the Company—Business Overview" and Notes 4 and 5 to our Financial Statements.

Concession Rights and Related Assets

        Under the terms of TFM's concession, TFM has the right to use and the obligation to maintain the right of way, track structure, buildings and related maintenance facilities in connection with the operation of the railroad division. The Mexican government, however, has retained ownership of the property and fixture.

	Years Ended December 31,
			Estimated Useful Live
	2003	2002
			(Years)
TFM route	1,473,326	1,473,326
Cruise ship terminal on Cozumel Island	—	7,148	20
API Acapulco	6,783	6,783	20
Tugboats in the port of Manzanillo	2,170	2,170	10
Manzanillo port	—	2,589	20
Progreso port	—	4,577	20

Total concession rights and related assets	1,482,279	1,496,593
Accumulated amortization	(302,645)	(264,712)

Concession rights and related assets—net	$1,179,634	$1,231,881

Track

        As of December 31, 2003, TFM's rail lines consisted of the following track:

	Lines of Track	Track Usage Rights	Total
	(in kilometers)
Main track	4,245	950	5,195
Sidings under centralized traffic control	216	—	216
Spurs, yard tracks and other sidings	251	—	251

Total	4,712	950	5,662

        All of TFM's track is standard gauge (56.5 inches) and is generally in good condition. All of TFM's 4,244 kilometers of main track has 100 to 136-lbs. rail and approximately 76% of such track is continuously welded rail. Continuously welded rail reduces track maintenance costs and, in general, permits trains to travel at higher speeds. The maximum allowable speed of trains along TFM's core routes varies between 50 kph and 80 kph. Approximately 85% of TFM's main line track handles speeds of up to 60 kph. Since TFM commenced operations, it has extended sidings on its tracks up to 10,000 feet, thus better enabling longer trains to pass or meet each other.

        The following table sets forth certain information with respect to TFM's track as of December 31, 2003:

	Main Line—Mexico City to Nuevo Laredo	All Lines
	(in kilometers)
Continuously welded rail	1,499	3,297
Jointed rail	0	948

Total	1,499	4,245

Concrete ties installed	1,445	2,574
Wood ties installed	54	1,671

Total	1,499	4,245

        The portion TFM's core route between Mexico City and Querétaro (approximately 230 kilometers) has double track, which accommodates greater traffic volume. The maximum allowable speed along this portion of the track is approximately 80 kph. Installations along TFM's rail lines include supply centers, locomotive inspection centers, car inspection areas, repair shops, warehouses, freight yards and intermodal terminals.

Bridges, Tunnels and Culverts

        TFM's core routes and feeder lines include 1,226 bridges with a total length of 25,252 meters. There are 98 tunnels on TFM's main rail lines, having a total length of 26,882 meters, which allow for the passage of double-stack trains. In addition, there are 7,273 culverts along the railway. In accordance with the terms of the concession, the Mexican government has retained ownership of these bridges, tunnels and culverts.

Equipment

        We have 473 locomotives in our fleet, of which 467 are diesel-fueled, and 6 are electric. Of the 473 locomotives, we own 323 and we lease 150 from third parties. A majority of our locomotive leases are covered under long-term contracts for terms of 20 years. Through our long-term leasing program, we are improving locomotive efficiency and utilization by adding state-of-the-art locomotives to our fleet that provide 56.33% more horsepower per unit than the locomotives we formerly employed, allowing us to haul longer trains with fewer locomotives. We have also continued to decrease our fuel consumption over the past several years, due primarily to the fuel efficiency of these new locomotives and the fact that fewer locomotives are needed to haul the same freight. The average age of the locomotives in our fleet is approximately 14 years, which we believe is one of the youngest locomotive fleets operated by a Class I railroad. The average remaining useful life of the locomotives in our fleet is about 11 years.

        Of the 473 locomotives in our fleet, approximately 258 are assigned to the hauling of freight, 50 are used for yard work, 60 locomotives are subleased to third parties (55 to the Tex-Mex; and 5 to Kansas City Southern), 2 are currently being used by Union Pacific under short-term contracts, which are renewed as required; 6 locomotives are presently out of service and 64 of our locomotives, which we use primarily for yard activities, are currently in storage. We use the remaining 33 units for miscellaneous purposes such as maintenance of way trains and industry switching.

        Rail cars owned and leased by TFM as of December 31, 2003 consisted of the following:

	Owned	Leased
Box cars	1,194	246
Gondolas	1,831	1,991
Covered hoppers	573	2,517
Flat cars	559	308
Bi-level carriers	0	1,266
Spine cars	0	48
Tank cars	71	855
Cabooses	51	0
Open top hoppers	10	0
Office car	4	0

Total	4,293	7,231

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

        Property, Plant and Equipment are summarized below:

	Years Ended December 31,
			Estimated Useful Lives
	2003	2002
			(Years)
Railroad equipment	$559,731	$543,513	8-25
Vessels	15,699	28,320	25
Dry-docks (major vessel repairs)	1,214	2,276	5
Buildings and installations	14,729	13,730	20 and 25
Warehousing equipment	2,878	3,182	10
Computer equipment	1,569	1,801	3 and 4
Terminal equipment	21,572	17,860	10
Ground transportation equipment	14,433	17,136	4, 5 and 10
Other equipment	4,669	26,130	5

	636,494	653,948

Land	54,195	54,131
Construction in progress	39,724	49,732

Total Property, Plant and Equipment—net	$730,413	$757,811

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Executive Overview

        We generate our revenues and cash flows by providing our customers with value-added multimodal transportation and logistics services, such as dedicated truck and rail transportation, warehousing, storage management, port and terminal operations, cargo handling and logistics support "door-to-door." Our commercial and strategic alliances allow us to market a full range of services in the context of a total supply chain distribution process. Through such alliances, we have been able to benefit not only from synergies, but also from the operational expertise of our alliance partners, enhancing our own competitiveness.

        Our operating results are generally affected by a variety of factors, including fluctuation in exchange rates, operating performance of our business units, changes in applicable regulations and fluctuation in oil prices. The affect of changes in these factors impact our revenues and operating results.

        Over the last few years, we have been making significant changes to our business, including:

  •
  Reducing our corporate overhead: Since late 2002, we have been attempting to reduce significantly our operating costs. In 2003, we reduced corporate staff headcount from 222 to 97 full-time equivalents through the elimination of redundant positions and the transfer of certain employees to other business areas within the Company, and if necessary we may consider implementing further reductions in the future.

  •
  Implementing significant costs controls: In 2003, we began executing a plan to reduce costs and expenses. We successfully reduced our costs and expenses by 3.0% in salaries, wages and employee benefits, 4.3% in car hire and other rents and 10.2% in purchased services in 2003. These cost controls resulted in an overall reduction of costs and expenses from $824.6 million to $801.0 million from fiscal year 2002 to fiscal year 2003.

  •
  Adding cost-saving technology: In 2003, we developed and completed the first phase of an information systems platform that integrates logistics services using Internet technology, thereby increasing the efficiency of our logistics operations. The information systems platform supports dedicated logistics contracts, yard management, and TFM terminal facilities. The second phase of this project, which is to be completed in late 2004, will allow our customers to access information regarding the location and status of their cargo via touch-tone telephone or computer.

  •
  Selling our port businesses: On May 13, 2003, we completed the sale of a portion of our ports and terminal division to SSA Mexico for approximately $114 million net in cash, subject to certain post-closing adjustments. Net proceeds from this sale were used to repay amounts under our securitization facility and other short-term debt.

  •
  Attempting to extend the maturity of our debt: We are currently in the process of undergoing a restructuring in order to extend the maturity of our existing notes. We have entered into voting agreements with holders of approximately 72% of the aggregate principal amount of the existing notes pursuant to which they have agreed to support the restructuring, which we believe would permit us to accomplish the restructuring without having to secure the consent of any other holder of existing notes or other creditors, although we cannot assure this.

Cash Flows and Capital Expenditures

Information on Cash Flows

        Summary cash flow data follows for the years ended December 31, 2003, 2002 and 2001.

	Years ended December 31,
	2003	2002	2001
	(in thousands of dollars)
Cash flows provided by (used for):
Operating activities	$72,097	$97,706	$100,066
Investing activities	41,208	(302,923)	(95,978)
Financing activities	(105,870)	180,552	(10,420)

Net increase (decrease) in cash and cash equivalents	7,435	(24,665)	(6,332)
Cash and cash equivalents at beginning of year	61,326	85,991	92,323

Cash and cash equivalents at the end of year	$68,761	$61,326	$85,991

        At the year ended December 31, 2003, the Company's consolidated cash position increased by $7.4 million from the year ended December 31, 2002. This increase was mainly attributable to the recovery of working capital and from the remaining cash provided from the sale of assets.

        The Company's consolidated cash position decreased by $24.7 million at the year ended in December 31, 2002 from the year ended December 31, 2001. This decrease was mainly attributable to the acquisition of shares in a subsidiary and property, plant and equipment. See Item 5—"Liquidity and Capital Resources"—for further information on cash flow activity.

        By the end of 2004, we expect to generate cash flows of $15.9 million, $30.6 million through our operating activities offset by $14.7 million in capital expenditures.

        We expect to incur in capital expenditures of approximately $14.7 million in 2004; $9.0 million in trucks for the logistics division; $5.0 million in equipment for logistics terminals and; $0.7 million in the expansion of our ports facilities.

        By the end of 2004, TFM expects to generate cash flows of $59.0 million, $150.0 million through its operating activities offset by $91.0 million in capital expenditures.

        TFM estimates to incur in capital expenditures of approximately $55.0 million in 2004 mainly in the improvement of tracks, yards, sidings, in construction of new facilities and in upgrading locomotives and rolling stocks. Additionally, TFM expects to incur in capital expenditures of $36.0 million in the Tex-Mex. TFM has been pursuing to finance the rehabilitation of the Tex-Mex through the FRA ("Federal Railroad Administration") under its program the "Railroad Rehabilitation and Improvement Financing ("RRIF").

        A majority of the Company's revenues and expenses are denominated in U.S. dollars, therefore we occasionally use currency derivatives to manage the alternating levels of exposure we had in foreign currencies. These derivatives allow the Company to offset an increase in operating and/or administrative expenses arising from foreign currency appreciation or depreciation against the U.S. dollar, as well as changes in the level of inflation in Mexico, which has a substantial impact on its Mexican peso denominated expenses.

        We hold an inventory of goods, and specifically diesel fuel, which could be subject to price changes in the commodities markets. Although we purchase our diesel fuel and ship bunker fuel on a spot basis inside of Mexico, these purchases are exposed to changes in the international energy commodity prices. We enter from time to time into diesel fuel and other energy commodity derivatives to manage these changes. As of December 31, 2003, we did not have any outstanding derivatives swap contracts regarding this exposure. During the year 2004, we expect high volatility in fuel prices, as oil demand is greater than the increase of oil production estimated for 2004. Therefore we expect to enter into derivatives swap contracts regarding this exposure.

Operating Results

        The following discussion should be read in conjunction with, and is qualified in its entirety by reference to, our Financial Statements and the notes thereto appearing elsewhere in this Annual Report. Our Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), which differ in certain respects from U.S. GAAP. Note 18 to the annual audited Financial Statements provides a description of the principal differences between IFRS and U.S. GAAP as they relate to us, and a reconciliation to U.S. GAAP of net income (loss) and total stockholders' equity.

Differences Between IFRS and U.S. GAAP

        The principal differences between IFRS and U.S. GAAP as they relate to us are those described in Note 18 to the annual audited Financial Statements. Each of these differences affects both net income and stockholders' equity.

        The table below sets forth net income (loss) and total stockholders' equity calculated in accordance with IFRS and in accordance with U.S. GAAP for the fiscal years ended December 31, 2003, 2002 and 2001.

	Years Ended December 31,
	2003	2002	2001
Net (loss) income for the period
IFRS	$(86.7)	$(42.6)	$8.9
U.S. GAAP	(47.1)	10.6	17.8
Total stockholders' equity
IFRS	$53.2	$139.8	$176.9
U.S. GAAP	112.6	159.7	129.4

Critical Accounting Policies

        Our Financial Statements have been prepared in accordance with IFRS, which differs in certain respects from U.S. GAAP. Note 18 to our Financial Statements provide a description of the principal differences between IFRS and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of net (loss) income and total stockholders' equity.

        We have identified certain key accounting policies on which our financial condition and results of operations are dependent. These key accounting policies most often involve complex matters or are based on subjective judgments or decisions. In the opinion of our management, our most critical accounting policies under both IFRS and U.S. GAAP are those related to revenue recognition, financial statement translations into U.S. dollars, use of financial instruments and deferred income taxes. For a full description of all of our accounting policies, see Note 3 to our Financial Statements herein.

        Revenue Recognition.    Voyage revenues (parcel tankers) are recognized as income at the time the voyage is completed. Revenues associated with voyages in process are deferred and recognized at the conclusion of the voyage. Railroad revenues and other voyage revenues for the relevant accounting period are recognized as income based on the shipments originated and that correspond to destinations actually reached during that period. This requires management, at the cut-off date for each accounting period, to estimate the progress of shipments during that period. In addition, with respect to interline revenues and haulage and trackage rights, TFM and the other Mexican railroads are required to agree and reconcile usage amounts on a periodic basis. TFM has had and continues to have disagreements with the other railroads with respect to such amounts and we cannot assure you that this will not continue in the future.

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

        Financial Instruments.    Fuel expense is a significant component of our operating expenses. Fuel costs are affected by various factors including: (i) traffic levels, (ii) efficiency of operations and equipment, and (iii) fuel market conditions. We occasionally enter into transactions to hedge against fluctuations in the price of diesel fuel purchases to protect our operating results against adverse fluctuations in fuel prices. TFM entered into certain fuel hedging transactions in 2002 and 2003. See "Quantitative and Qualitative Disclosures About Market Risks—Commodity Price Sensitivity."

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

Recent Accounting Pronouncements

IFRS

  •
  The International Accounting Standards Board ("IASB") on December 18, 2003 revised International Accounting Standards ("IAS") 1, 2, 8, 10, 16, 17, 21, 24, 27, 28, 31, 33 and 40 and gave notice of the withdrawal of IAS 15. The revised standards mark the near-completion of the IASB's improvement project. The project addressed concerns, questions and criticism raised by securities regulators and other interested parties about the existing set of IASs. The project brings: (i) removal of some options (i.e. allowed alternatives), (ii) better reporting through convergence and (iii) new guidance and disclosures. Improved versions of two further standards (IAS 32 and IAS 39) were also revised by the Board as part of its improvements project and issued on December 17, 2003. The effective date for the amended standards is for financial periods beginning on or after January 1, 2005. Earlier adoption is permitted.

  •
  In February 2004, the IASB published IFRS 2, "Share-based Payment which replaces IAS 19 disclosure requirements for equity compensation benefits. IFRS 2 requires an entity to recognize share-based payment transactions in its financial statements, including transactions with employees or other parties to be settled in cash, other assets or equity instruments of the entity. The standard sets out measurement principles and specific requirements for three types of share-based payment transactions: equity-settled share-based payment transactions; cash-settled share-based payment transactions and with settlement alternatives. The effective date for applying IFRS 2 is January 1, 2005.

  •
  In March 2004, the IASB issued IFRS 3, Business Combinations, which supersedes IAS 22 for all business combinations with an agreement date of March 31, 2004 and after. The IFRS also replaces the following interpretations: (i) SIC-9 Business Combination—Classification either as Acquisition or Uniting of Interests; (ii) SIC-22 Business Combinations—Subsequent Adjustment of Fair Values and Goodwill Initially Reported; (iii) SIC-28 Business Combinations—"Date of Exchange" and Fair Value of Equity Instruments. The objective of this IFRS is to specify the financial reporting by an entity when it undertakes a business combination. In particular, it specifies that all business combinations should be accounted for by applying the purchase method. Therefore, the acquirer recognizes the acquiree's identifiable assets, liabilities and contingent liabilities at their fair values at the acquisition date, and also recognizes goodwill, which is subsequently tested for impairment rather than amortized. This IFRS does not apply to (i) business combinations in which separate entities or businesses are brought together to form a joint venture, or (ii) business combinations involving entities or businesses under common control, or (iii) business combinations involving two or more mutual entities, or (iv) business combinations in which separate entities or businesses are brought together to form a reporting entity by contract alone without the obtaining of an ownership interest (for example, combinations in which separate entities are brought together by contract alone to form a dual listed corporation).

  •
  In March 2004, the IASB issued IFRS 4, Insurance Contracts, which provides for the first time, guidance on accounting for insurance contracts, and marks the first step in the IASB's project to achieve the convergence of widely varying insurance industry accounting practices around the world. The objective of this IFRS is to specify the financial reporting for insurance contracts by any entity that issues such contracts (described in this IFRS as an issuer) until the IASB completes the second phase of its project on insurance contracts. In particular, this IFRS requires: (i) limited improvements to accounting by issuers for insurance contracts; and (ii) disclosure that identifies and explains the amounts in an issuer's financial statements arising from insurance contracts and helps users of those financial statements understand the amount, timing and uncertainty of future cash flows from insurance contracts. An entity shall apply this IFRS for annual periods beginning on or after January 1, 2005. Earlier application is encouraged. If an entity applies this new IFRS for an earlier period, it should disclose that fact.

  •
  In March 2004, the IASB issued IFRS 5, Non-current Assets Held for Sale and Discontinued Operations. This IFRS sets out requirements for the classification, measurement and presentation of non-current assets held for sale and replace IAS 35, "Discontinued Operations." The objective of this IFRS is to specify the accounting for assets held for sale, and the presentation and disclosure of discontinued operations. In particular, the IFRS requires: (i) assets that meet criteria to be classified as held for sale to be measured at the lower of carrying amount and fair value less costs to sell, and depreciation on such assets to cease; and (ii) assets that meet certain criteria to be classified as held for sale to be presented separately on the face of the balance sheet and the results of discontinued operations to be presented separately in the income statement. An entity shall apply this IFRS for annual periods beginning on or after January 1, 2005. Earlier application is encouraged. If an entity applies this IFRS for an earlier period, it should disclose that fact.

    Management is currently evaluating the impact, if any, of the adoption of the above mentioned standards.

U.S. GAAP

  •
  In April 2003, SFAS No. 149 Amendments to SFAS No. 133 ("SFAS No. 133") on "Derivative Instruments and Hedging Activities" was issued and is applicable for contracts entered into or modified after June 30, 2003. The requirements of SFAS No. 133, as amended by SFAS 149 requires all derivative instruments to be recognized as either assets or liabilities on the balance sheet, measured at fair values. The statement permits special hedge accounting for fair value, cash flow and foreign currency hedges providing specific criteria are met. Certain aspects of the required hedge criteria do not allow portfolio hedging.

  •
  In May 2003, Statement of Financial Accounting Standard No. 150 ("SFAS 150") "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS 150 improves the accounting with Characteristics of both Liabilities and Equity". SFAS 150 improves the accounting for certain free standing financial instruments that, under previous guidance, issuers could account for as equity. SFAS 150 requires that certain instruments be classified as liabilities in the statements of financial position. With the exception of the deferral of the provisions related to mandatory redeemable non controlling interests, SFAS No. 150 is applicable for all financial instruments entered into or modified after May 31, 2003 and is otherwise applicable at the beginning of the first interim period after June 15, 2003.

  •
  In January 2003, FIN 46 "Consolidations of Variable Interest Entities" ("FIN 46"), was issued and clarifies the application of Accounting Research Bulletin No. 51 "Consolidated Financial Statements", to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support form other parties. These types of entities are referred to as VIEs. For all Special Purpose Entities ("SPEs") created prior to February 1, 2003, public companies must apply either the provisions of FIN 46 or early adopt the provisions of FIN 46-R at the end of the first interim or annual reporting period ending after December 15, 2003 (i.e., as of December 31, 2003 for an entity with a calendar year-end). If a public company applied FIN 46 for such period, the provisions of FIN 46-R must be applied as of the end of the first interim or annual reporting period ending after March 15, 2004. For all non-SPEs created prior to February 1, 2003, public companies will be required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004. For all entities (regardless or whether the entity is an SPE) that were created subsequent to January 31, 2003, public companies were already required to apply the provisions of FIN 46-R, as of the first interim or annual reporting period ending after December 15, 2003. If they do not elect to early adopt FIN 46-R, public companies would be required apply FIN 46-R to these post-January 31, 2003 entities as of the end of the first interim or annual reporting period ending after March 15, 2004.

RESULTS OF OPERATIONS

Fiscal Year ended December 31, 2003 Compared to Fiscal Year ended December 31, 2002

        Revenues from consolidated operations for the year ended December 31, 2003 decreased 7.0% to $938.0 million compared to $1,008.6 million for the year ended December 31, 2002. Significant declines in automobile exports and automotive parts imports impacted automobile and intermodal segment revenues at TFM, which in turn affected car handling movements at the Logistics division and car warehousing activity at the Ports division. Additionally, the slowdown in auto production affected Grupo TMM revenues at TFM, Logistics, and Ports.

Grupo TMM—Transportation Revenues
(in millions of dollars)

	Year Ended December 31,
	2003	% of Net Consolidated Revenues	2002	% of Net Consolidated Revenues	Y2002 vs. Y2003 % Change
Railroad Operations(1)	$698.5	74.5%	$712.1	70.6%	(1.9)%
Port and Terminal Operations	52.2	5.6%	112.5	11.2%	(53.6)%
Specialized Maritime Services	116.0	12.4%	123.2	12.2%	(5.8)%
Logistics Operations	89.5	9.5%	79.1	7.8%	13.1%
Intercompany Revenues(2)	(18.2)	(2.0)%	(18.3)	(1.8)%	0.5%

Total	$938.0	100.0%	$1,008.6	100.0%	(7.0)%

(1)
Railroad operations consist of TFM and the Tex-Mex Railway. Revenue from TFM and the Tex-Mex Railway was $641.4 million and $57.1 million, respectively, for the year ended December 31, 2003 and $660.5 million and $51.6 million, respectively, for the year ended December 31, 2002.

(2)
Represents the elimination of intercompany transactions between segments.

Results by Business Units

Railroad Operations

        Revenues for our Railroad Operations for the year ended December 31, 2003 totaled $698.5 million compared to $712.1 million for the year ended December 31, 2002, which represented a decrease of 1.9% due primarily to declining automobile-related shipments due to the ongoing slowdown in automobile exports, affecting the auto and intermodal groups, and by an average peso devaluation of 11.7% for year 2003.

        The following table sets forth, by product category, Railroad Operations for the years ended December 31, 2003 and 2002, respectively.

Railroad Revenues
(in millions of dollars)

	Years Ended December 31,
Product Category:	2003	% of Net Railroad Revenues	2002	% of Net Railroad Revenues	Y2002 vs. Y2003 % Change
TFM—Industrial products, metals and minerals	$199.7	28.6%	$195.6	27.5%	2.1%
TFM—Agro-industrial products	142.9	20.5%	140.8	19.8%	1.5%
TFM—Automotive products	124.7	17.8%	154.1	21.6%	(19.1)%
TFM—Chemical and petrochemical products	113.2	16.2%	107.7	15.1%	5.1%
TFM—Intermodal freight	52.4	7.5%	56.3	7.9%	(6.9)%
Tex-Mex Railway	57.1	8.2%	51.6	7.2%	10.7%
Other	8.5	1.2%	6.0	0.9%	41.7%

Total	$698.5	100.0%	$712.1	100.0%	(1.9)%

        The 2.1% growth in 2003 over 2002 in the industrial products, metals and minerals segments of TFM was a result of several factors including increased market share of non-metal minerals from Monterrey to Lázaro Cárdenas and the recovery of long hauls from Lázaro Cárdenas to Monterrey of slabs, billets, bars and wire rods. The increase in this category was offset by a continued slow down in paper and wood product imports. The 1.5% revenue increase in agro-industrial products in 2003 over 2002 was mainly attributable to a 10% increase in volumes as a result of rail conversion versus other transportation modes. The automotive products segment decreased 19.1% in 2003 compared to 2002 as vehicle production in Mexico decreased 15% year-over-year due to export demand contraction; the average length haul shortened partly due to volume lost from the closure of Chrysler's and Ford's plants in Mexico City resulting in an 8.4% volume decrease comparing 2003 with 2002. Revenues in the chemical and petrochemical products category increased 5.1% in 2003 over 2002 as a consequence of continued conversion from truck to rail through the use of transload facilities which resulted in increased volumes from PEMEX and from Cemex traffic of petroleum coke-and plastic. Intermodal freight revenues decreased 6.9% in 2003 over 2002 as 65% of this business unit is related to automotive traffic; this decrease was partially offset by $16.4 million of new business in 2003 from truck to rail conversion. The Tex-Mex Railway revenues in 2003 increased 10.7% compared to 2002, mainly attributable to a 10% increase in intermodal and U.S. interline traffic.

Port and Terminal Operations

        This division's revenues decreased 53.6% in 2003 and accounted for 5.6% of net consolidated revenues compared to 2002. On May 13, 2003 we completed the sale of our 51% interest in TMM Ports and Terminals to SSA, Mexico. This transaction included the operations performed by the division at the ports of Manzanillo, Veracruz, Cozumel and Progreso. We retained the operations of the Mexican ports of Acapulco and Tuxpan. The large revenue decrease is mainly due to the abovementioned sale, as revenues from the sold ports are only accounted for through May 2003. Revenues at Acapulco decreased by 8.1% year-over-year due to a decrease of 28.6% of car imports and exports and a 5% decrease in passenger traffic.

Specialized Maritime Services

        Specialized maritime revenues decreased 5.8% compared to 2002, to $116.0 million, or 12.4% of the total net consolidated revenues. This decrease in revenues was mainly attributable to the elimination of the car-carrier business in the latter part of the second quarter and a loss of revenue resulting from a sale of a product tanker in the third quarter as part of Grupo TMM's fleet renewal program, offset by a 30.6% increase in revenues in the parcel tanker segment due to the addition of one chartered parcel tanker with larger capacity. We continue to pursue PEMEX outsourcing opportunities that are currently being considered by the Mexican government.

Logistics Operations

        In the year ended December 31, 2003, total logistics operations revenues amounted to $89.5 million and accounted for 9.5% of the net consolidated revenues. This total represented an increase of 13.1% from the total logistics operations revenues generated in the same period of 2002 of $79.1 million. This increase was mainly due to increased volumes in its trucking and trailer operations and additional dedicated services contracts. Northbound traffic from RoadRailer increased due to the growth in the movements of beer, juice and Mexican canned foods. Revenue increase in this division was offset by a significant reduction of automobile handling at outsourced production centers.

Income on Transportation

        According to International Financial Reporting Standards ("IFRS"), income on transportation reflects income on transportation minus operating costs and expenses. Reference to operating income in this Annual Report refers to income on transportation; however operating income under IFRS is determined considering income on transportation plus/minus the effect of other income (expenses) as presented in the Financial Statements included in this Annual Report.

        Total costs and expenses in the year ended December 31, 2003 decreased to $801.0 million from $824.6 million in the year ended December 31, 2002. This decrease was mainly due to a decrease of 3.0% in salaries, wages and employee benefits, a 4.3% decrease in car hire and other rents and a 10.2% decrease in purchased services. Consolidated operating profit in 2003 decreased 25.5%, to $137.0 million from $184.0 million reported in 2002 due mainly to a 27.6% increase in fuel costs, significant declines in automobile exports and automotive parts imports, $3.2 million of corporate restructuring expenses and $2.8 million in derailments.

Grupo TMM Operations
Income on Transportation(1)(2)
(in millions of dollars)

	Year Ended December 31,
	2003	2002	Y2002 vs. Y2003 % Change
Railroad Operations	$132.0	$155.7	(15.2)%
Port and Terminal Operations	10.5	33.4	(68.6)%
Specialized Maritime Services	8.0	8.7	(8.0)%
Logistics Operations	2.5	4.0	(37.5)%
Shared Corporate Costs	(16.0)	(17.8)	10.1%

Total	$137.0	$184.0	(25.5)%

(1)
Includes estimated allocated administrative costs. For 2003: $4.3 million in the Tex-Mex Railway, $3.7 million in Port and Terminal Operations, $8.6 million in Specialized Maritime Services, $4.8 million in Logistics Operations and $16.2 million in Corporate; for 2002: $3.8 million in the Tex-Mex Railway, $8.5 million in Port and Terminal Operations, $10.2 million in Specialized Maritime Services, $5.8 million in Logistics Operations and $18.0 million in share corporate cost.

(2)
Includes Restructuring Expenses. For 2003 Restructuring Expenses mainly include: $1.3 million in Specialized Maritime Services and $1.6 million in Corporate; for 2002 Restructuring Expenses mainly include $0.1 million in Specialized Maritime Services, $0.2 million in Logistics Operations and $0.6 million in shared corporate cost.

Railroad Operations

        Railroad operating profit for the year ended December 31, 2003 (including TFM and the Tex-Mex Railway) decreased 15.2% to $132.0 million, resulting in an operating margin of 18.9% (operating ratio 81.1%) compared to an operating profit of $155.7 million for the year ended December 31, 2002, which resulted in an operating margin of 21.9% (operating ratio 78.1%). The decrease in 2003 was mainly attributable to increased fuel costs of $13.2 million and $2.8 million in casualties and insurance. Total railroad costs and expenses, including those of TFM and the Tex-Mex Railway increased 1.8% to $566.5 million in 2003 compared to $556.6 million in 2002. This increase was mainly due to a 22.6% increase in fuel, materials and supplies partially offset by a 2.1% decrease in salaries, wages and employee benefits and a 5.0% decrease in purchased services.

Port and Terminal Operations

        Operating profit for the year ended December 31, 2003 decreased to $10.5 million (including $3.7 million of estimated allocated administrative costs) from $33.4 million (including $8.5 million of estimated allocated administrative costs) for the year ended December 31, 2002, due primarily to a loss of revenue from operation of ports sold in May 2003 and an increase in costs of 6.1% at Acapulco for expansion and remodeling of the cruise ship terminal in the third quarter.

Specialized Maritime Services

        Operating profit for the year ended December 31, 2003 decreased to $8.0 million (including $8.6 million of estimated allocated administrative costs) from $8.7 million (including $10.2 million of estimated allocated administrative costs) for the year ended December 31, 2002. In spite of overall decreased costs and expenses in this division of 5.7%, operating profit decreased compared to the previous year due to a gross profit reduction in the product tanker segment (as one tanker was sold in the third quarter) and a temporary addition of one chartered tugboat during the second quarter which offset the cost decrease of this division.

Logistics Operations

        Operating profit for the year ended December 31, 2003 decreased to $2.5 million (including $4.8 million of estimated allocated administrative costs) from $4.0 million (including $5.8 million of estimated allocated administrative costs) for the year ended December 31, 2002. This decrease was mainly due to shifting from port traffic and long-haul trucking to shorter haul rail drayage activity, and to a 16.0% increase in costs and expenses in 2003 due to expansion of intermodal company's activity within Mexico which added equipment in the form of RoadRailers™ and trailers for intermodal movements compared to 2002.

Financial Income and Expenses

        Net financial expense incurred in the year ended December 31, 2003 was $180.7 million compared to net financial expense of $175.1 million in the year ended December 31, 2002. Net financial expense includes a net exchange loss of $18.0 million in 2003 and a net exchange loss of $20.0 million in 2002. The increase in net financial expense is due in part to an average 11.7% peso devaluation in 2003. Additionally, financial costs were mainly impacted by a higher amount of interest paid in 2003—$23.7 million—of TFM's senior notes compared to $13.1 million paid in 2002, as TFM's senior notes were issued in June 2002.

Other (Expenses) Income—Net

        Other expense—net of $95.3 million in the year ended December 31, 2003 includes mainly an extraordinary expense related to the VAT claim of $26.7 million, a loss in the sale of assets of $29.0 million and restructuring costs and other costs of $21.7 million, partially offset by a $14.1 million gain in recoverable taxes. Other expense-net of $35.2 million in the year ended December 31, 2002 includes mainly extraordinary costs of $6.3 million related to the VAT claim; a provision for the termination agreement of the management fee to Promotora Servia of $17.5 million, a $3.7 million loss related to subleasing and maintenance of locomotives and a $4.5 million loss in the sale of property and equipment partially offset by a $5.5 million gain in recoverable taxes.

Taxes

        A tax provision of $41.6 million was reported in 2003 compared to a tax provision of $19.8 million reported in 2002. The increase was mainly attributable to a decrease in the carrying value of our fiscal assets (tax-loss carryforwards) given the effects on inflation indexing and the exchange rate devaluation as well as a reduction in the estimated recoverable value of tax loss carryforwards of $32.0 million. Additionally, a $5.3 million loss was registered due to decrease in the corporate tax rate in 2003 from 34% to 33%.

Minority Interest

        Minority interest increased to ($31.2 million) (benefit) in 2003 from ($3.5 million) (benefit) in 2002. This significant change is mainly attributable to TFM's increased net loss in 2003 compared to 2002.

Net Income

        The Company reported a net loss of $86.7 million or $1.52 per share in the year ended December 31, 2003, compared to a net loss of $42.6 million or $0.75 cents per share in the year ended December 31, 2002.

Fiscal Year ended December 31, 2002 Compared to Fiscal Year ended December 31, 2001

Revenues

        Our consolidated net revenues for the year ended December 31, 2002 were $1,008.6 million, compared to consolidated net revenues of $1,000.1 million for the year 2001. The following table sets forth our revenues by business segment for the years ended December 2002 and 2001. Annual revenue increased over the prior year for our Ports, Specialized Maritime and Logistics operations due to new product offerings and improved product mix. These increases more than offset the decline in revenues from our Railroad Operations.

Grupo TMM—Transportation Revenues
(in millions of dollars)

	Year Ended December 31,
	2002	% of Net Consolidated Revenues	2001	% of Net Consolidated Revenues	Y2001 vs. Y2002 % Change
Railroad Operations(1)	$712.1	70.6%	$720.6	72.0%	(1.2)%
Port and Terminal Operations	112.5	11.2%	100.6	10.1%	11.8%
Specialized Maritime Services	123.2	12.2%	119.0	11.9%	3.5%
Logistics Operations	79.1	7.8%	77.4	7.7%	2.2%
Elimination Between Segments	(18.3)	(1.8)%	(17.5)	(1.7)%	(4.6)%

Total	$1,008.6	100.0%	$1,000.1	100.0%	0.8%

(1)
Railroad operations consist of TFM and the Tex-Mex Railway. Revenue from TFM and the Tex-Mex Railway was $660.5 million and $51.6 million, respectively, for the year ended December 31, 2002 and $667.8 million and $52.8 million, respectively, for the year ended December 31, 2001.

Results by Business Units

Railroad Operations

        Revenues for our Railroad Operations for the year ended December 31, 2002 totaled $712.1 million compared to $720.6 million for the year ended December 31, 2001, which represented a decrease of 1.2%, due primarily to stagnant trade growth, a sluggish automotive sector and the devaluation of the peso.

        The following table sets forth, by product category, Railroad Operations for the years ended December 31, 2002 and 2001, respectively.

Railroad Revenues
(in millions of dollars)

	Year Ended December 31,
Product Category:	2002	% of Net Railroad Revenues	2001	% of Net Railroad Revenues	Y2001 vs. Y2002 % Change
TFM—Industrial products, metals and minerals	$195.6	27.5%	$176.9	24.6%	10.6%
TFM—Agro-industrial products	140.8	19.8%	167.4	23.2%	(15.9)%
TFM—Automotive products	154.1	21.6%	171.4	23.8%	(10.1)%
TFM—Chemical and petrochemical products	107.7	15.1%	98.6	13.7%	9.2%
TFM—Intermodal freight	56.3	7.9%	42.6	5.9%	32.2%
Tex-Mex Railway	51.6	7.3%	52.8	7.3%	(6.2)%
Other	6.0	0.8%	10.9	1.5%	(44.0)%

Total	$712.1	100.0%	$720.6	100.0%	(1.2)%

Note: Reallocated as per December 2001 classification.

        The 10.6% growth in 2002 over 2001 in the industrial products, metals and minerals segments of TFM was primarily the result of the conversion of industrial products traffic from truck to railroad transportation. Additionally, domestic appliances freight increased in 2002 as TFM started operations with a new Mabe manufacturing plant, which was built near TFM's tracks. Finally, beer exports increased in 2002. The 15.9% revenue decrease in agro-industrial products in 2002 over 2001 was mainly attributable to a higher than average yield in the 2002 Mexican grain harvest in the Sinaloa Valley, which reduced grain imports from the United States. Additionally, a Daimler Chrysler plant in Lago Alberto closed, decreasing volumes, and Ford reduced its exports from its plant located in Cuautitlán. The 10.1% revenue decrease in 2002 over 2001 in the automotive products segment was a result of decreased imports and exports due to sluggish economic conditions in Mexico and the United States. Revenues in the chemical and petrochemical products category increased 9.2% in 2002 over 2001 as a consequence of transload and general conversion of these products from truck to rail transportation, as well as increased routes for the transport of fuel for the Federal Electricity Company of Mexico. Intermodal freight revenues increased 32.2% in 2002 over 2001 due to the continued conversion of automotive parts traffic from truck to railroad transportation and to completed construction of intermodal yards in 2001 which resulted in expanded contracts with stacktrain operators and intermodal companies. The Tex-Mex Railway revenues in 2002 decreased by 6.2% from 2001 revenue levels due mainly to two derailments in the fourth quarter of 2002 and to the overall reduction of grain imports.

Ports and Terminal Operations

        This division's revenues increased 11.8% in the year ended December 31, 2002 compared to the year ended December 31, 2001. In 2002, revenues at Manzanillo increased 3.6% in spite of a decline in storage revenue of $3.0 million due to an increase in container volumes of 42.8%, which accelerated in the third and fourth quarters of 2002. Revenues at Cozumel increased by 43.9% compared to 2001, as vessel calls and passenger activity increased by 77% and 82%, respectively. Cruise ship volume increased 34% at Acapulco compared to last year. Additionally, in 2002 we signed new container shipping contracts with Mediterranean Shipping.

Specialized Maritime Services

        Revenues increased 3.5% in the year ended December 31, 2002 compared to the year ended December 31, 2001. Demand for supply ships remains strong as Mexico expands production and exploration activity at oil and natural gas reserves in the Gulf of Mexico. Supply ship revenue increased by 23% in 2002.

Logistics Operations

        Logistics revenues increased 2.2% in the year ended December 31, 2002 compared to the year ended December 31, 2001. Volume for RoadRailer™ products almost tripled from 3,264 loads in 2001 to 10,322 loads in 2002. While RoadRailer™ volume continued to grow, volume at outsourcing facilities was negatively impacted by the slow-down experienced by the automotive industry. During 2002, Ford became a new customer of the line-feeding segment of our third party logistics business. Revenues in 2002 were partially offset by the slow-down in automotive products and by a decline in truck brokerage. The trucking division continued to convert its assets into dedicated service contracts, avoiding the uncertainty of the spot market and tightened per diem rentals by reducing the loading cycle. The logistics group continues its growth in intermodal terminal operations and is adding new equipment to reduce its maintenance and rental costs.

Income on Transportation

        According to International Financial Reporting Standards ("IFRS"), income on transportation reflects income on transportation minus operating costs and expenses. Reference to operating income in this Annual Report refers to income on transportation; however operating income under IFRS is determined considering income on transportation plus/minus the effect of other income (expenses) as presented in the Financial Statements included in this Annual Report.

        Total costs and expenses increased 1.7% to $824.6 million in the year ended December 31, 2002 compared to $810.9 million in the year ended December 31, 2001. This increase was mainly attributable to an 8.8% increase in salaries, wages and employee benefits and a 10.1% increase in purchased services partially offset by a 2.9% decrease in car hire and other rents. Operating profit decreased 2.7% to $184.0 million in the year ended December 31, 2002 from $189.1 million in the year ended December 31, 2001, due mainly to increased costs at the Ports and Terminals, Specialized Maritime and Logistics divisions.

        The following table sets forth our operating profit by business segment for the fiscal years ended December 31, 2002 and 2001, respectively.

Grupo TMM Operations
Income on Transportation(1)(2)
(in millions of dollars)

	Year Ended December 31,
	2002	2001	Y2001 vs. Y2002 % Change
Railroad Operations	$155.7	$154.0	1.1%
Port and Terminal Operations	33.4	37.0	(9.7)%
Specialized Maritime Services	8.7	9.0	(3.3)%
Logistics Operations	4.0	6.3	(36.5)%
Shared Corporate Costs	(17.8)	(17.2)	3.5%

Total	$184.0	$189.1	(2.7)%

(1)
Includes estimated allocated administrative costs. For 2002: $3.8 million in the Tex-Mex Railway, $8.5 million in Ports and Terminals Operations, $10.2 million in Specialized Maritime Services, $5.8 million in Logistics Operations and $18.0 million in Corporate; for 2001: $3.1 million in the Tex-Mex Railway, $10.1 million in Ports and Terminals Operations, $9.8 million in Specialized Maritime Services, $7.8 million in Logistics Operations and $17.2 million in shared corporate costs.

(2)
Includes Restructuring Expenses for 2002, which mainly include $0.1 million in Specialized Maritime Services, $0.2 million in Logistics Operations and $0.6 million in shared corporate costs.

Railroad Operations

        Railroad operating profit (including TFM and the Tex-Mex Railway) increased 1.1% to $155.7 million in the year ended December 31, 2002, resulting in an operating margin of 21.9% (operating ratio 78.1%) compared to $154.0 million in the year ended December 31, 2001, which resulted in an operating margin of 21.3% (operating ratio 78.7%). Total railroad costs and expenses, including those of TFM and the Tex-Mex Railway, amounted to $556.6 million in the year ended December 31, 2002, compared to $568.8 million in the year ended December 31, 2001, which represents a decrease of 2.1%. The decrease in 2002 was mainly attributable to a reduction of 14.7% in costs for fuel, materials and supplies (TFM had currency derivatives and derivative swap contracts regarding diesel), a decrease of 3.4% in salaries, wages and employee benefits due to an overhead reduction, and a 12.3% reduction of other costs compared to the year 2001.

Port and Terminal Operations

        Operating profit for the year ended December 31, 2002 decreased to $33.4 million (including $8.5 million of estimated allocated administrative costs) from $37.0 million (including $10.1 million of estimated allocated administrative costs) for the year ended December 31, 2001, due primarily to an increase in security costs at Manzanillo of $2.0 million and costs incurred in expanding this port facility for increased container volume during the second half of 2002.

Specialized Maritime Services

        Operating profit for the year ended December 31, 2002 decreased to $8.7 million (including $10.2 million of estimated allocated administrative costs) from $9.0 million (including $9.8 of estimated allocated administrative costs) for the year ended December 31, 2001. The decrease was mainly caused by increased costs incurred in routine and mandatory dry dock improvements to the division's tanker fleet during the fourth quarter of 2002.

Logistics Operations

        Operating profit for the year ended December 31, 2002 decreased to $4.0 million (including $5.8 million of estimated allocated administrative costs) from $6.3 million (including $7.8 of estimated allocated administrative costs) in the year ended December 31, 2001. The decrease resulted from sluggish automotive transportation activity at outsourced locations during the second half of 2002. The division also withdrew from other unprofitable segments, shifting from port traffic and long-haul trucking to shorter haul rail drayage activity, and eliminated certain dedicated contracts.

Financial Income and Expenses

        Net financial expense incurred in the year ended December 31, 2002 was $175.1 million, compared to net financial expense of $123.0 million in the year ended December 31, 2001. Net financial expense includes a net exchange loss of $20.0 million in 2002 and a net exchange gain of $2.2 million in 2001. The increase in net financial expense is due in part to a 12.8% peso devaluation in 2002, which accelerated in the second half of the year; and to an increase in our debt due to the purchase of the additional 24.6% Grupo TFM equity from the Mexican government and accruals of TFM's discount debentures, which together accounted for $19.1 million in increased financial expense. Additionally, financial costs were impacted by premiums on sale of receivables; the coupon and premium on redemption of the convertible notes; and lower interest earned due to lower cash balances and lower interest in tax receivables.

Other (Expenses) Income—Net

        Other expense-net of $35.2 million in the year ended December 31, 2002 includes mainly extraordinary costs of $6.3 million related to the VAT claim; a provision for the termination agreement of the management fee to Promotora Servia of $17.5 million, a $3.7 million loss related to subleasing and maintenance of locomotives and a $4.5 million loss in the sale of property machinery and equipment partially offset by a $5.5 million gain in recoverable taxes. Other income-net for the year ended December 31, 2001 was $26.8 million, which includes a net gain of $53.2 million (including a gain of $60.7 million in the sale of La Griega Mariscala track to the Mexican government) partially offset by a $7.6 million net loss in the sale of property and equipment, $3.9 million in costs related to sublease of locomotives and electric locomotive maintenance and costs of $9.4 million from tax consolidation benefits.

Taxes

        A tax provision of $19.8 million was reported in 2002 compared to a tax benefit of $7.1 million reported in 2001. The Company's fiscal assets were reduced by approximately $19.5 million in 2002, of which $9.3 million was due to a change in the corporate tax rate from 35% in 2001 to 34% in 2002, mainly at TFM.

Minority Interest

        Minority interest decreased to ($3.5) million (benefit) in 2002 from $91.1 million (provision) in 2001. This significant change is mainly attributable to a one-time gain on the sale of fixed assets at TFM in 2001.

Net Income

        The Company reported a net loss of $42.6 million or $0.75 cents per share in the year ended December 31, 2002, compared to net income of $8.9 million or $0.48 cents per share in the year ended December 31, 2001. The net loss in 2002 resulted from a 12.8% peso devaluation in 2002, which resulted in an exchange loss that reduced net results by $20.0 million, and through a reduction in the Company's fiscal assets of approximately $22.0 million, of which $7.0 million was due to a change in the tax rate, for a combined negative impact on net results of $42.0 million. Net operating losses however, grew in 2002, from approximately $820.1 million at TFM and $315.9 million at TMM stand alone, to $1,190.3 million and $361.5 million, respectively.

B.    Liquidity and Capital Resources

        Our business is capital intensive and requires ongoing expenditures for, among other things, improvements to ports and terminals, structures and technology, capital expenditures, leases and repair of equipment, and maintenance of our rail system and vessels. Our principal sources of liquidity consist of cash flows from operations, existing cash balances, sales of assets and debt financing. Although TFM's concession requires it to make investments and undertake capital projects in accordance with a business plan reviewed and approved by the Mexican government every five years, these requirements do not affect Grupo TMM's ability to manage its liquidity and capital resources.

        We are primarily a holding company and conduct the majority of our operations, and hold a substantial portion of our operating assets, through numerous direct and indirect subsidiaries. As a result, we rely on income from dividends and fees related to administrative services provided from our operating subsidiaries for our operating income, including the funds necessary to service our indebtedness. The indentures governing TFM's notes restrict TFM's ability to pay dividends under certain circumstances and limit the dividends payable to an accrued maximum aggregate amount or "basket" based on Grupo TFM's accumulated consolidated net income after a specified date. In May 2002, TFM completed a consent solicitation of holders of its notes as a result of which the indentures were amended to, among other things, further restrict TFM's ability to pay dividends. TFM does not currently have any availability to pay dividends under such dividends basket. We generally do not have any restriction, other than limitations under Mexican law, on the ability of our other subsidiaries to declare and pay dividends to us, including a pro-rata share of the available proceeds of our other joint ventures. There are no legal restrictions on the ability of our subsidiaries to advance funds or make loans to us.

        At December 31, 2003, we had short-term debt with a face value of $574.0 million. The 2003 notes matured on May 15, 2003, and we did not make payment of the principal amount thereof or accrued interest on the due date. As a result, we are in default under the terms of the 2003 notes, and such default has resulted in a cross-default under our 2006 notes and under certain other obligations of the Company and our subsidiaries. Moreover, we failed to make scheduled payments of interest on the

2006 notes on May 15, 2003, November 15, 2003 and May 15, 2004, resulting in a default of our obligations under such notes. In addition, as of May 31, 2003, there were approximately $49.7 million of certificates outstanding that are issued by the trust established under the securitization facility. The Certificates were required to be repurchased on June 30, 2003. On August 19, 2003, we and certain subsidiaries entered into amended and restated agreements relating to our securitization facility expanding the outstanding amount under such facility to a total of $54.0 million. The new certificates require monthly amortization of principal and interest and mature in three years. Funding for the refinancing was arranged by the U.S.-based Maple Commercial Finance Group, a division of Toronto-based Maple Financial Group Inc., and funding was provided by affiliate Maple Bank GmbH, a German commercial bank. On December 29, 2003, we and certain subsidiaries amended the securitization facility to increase the outstanding amount under the securitization facility by $25.0 million under substantially the same terms and conditions existing prior to such increase. At December 29, 2003, after giving effect to such amendments, there was $76.3 million in principal amount of Certificates outstanding under the securitization facility. On May 25, 2004, and June 10, 2004, we and certain subsidiaries amended the securitization facility to adjust the net outstanding amount under the securitization facility to $78.2 million under the same terms and conditions existing prior to such adjustment. For accounting purposes, the securitization facility represents the total dollar amount of future services to be rendered to customers under the securitization facility and is so reflected in our financial statements. See—"Contractual Obligations" and—"Results of Operations—Other Arrangements—Securitization Facility."

        On May 13, 2003, we sold our interest in the Ports and Terminals division to an affiliate of SSA, our former joint venture partner, for approximately $114 million, net in cash, subject to certain post-closing adjustments.

Our Cash Flows From Operating Activities

        We generated positive cash flows from operating activities in 2003, 2002 and 2001.

        Net cash provided by operating activities amounted to $72.1 million in 2003 compared to $97.7 million in 2002. This decrease was mainly attributable to a net gain of $37.7 million from the sale of assets, $35.1 million from amortization of discount debentures, obligations and commercial paper, and $27.8 million in minority interest, partially offset by $21.8 million in provisions for income taxes and by changes in working capital.

        Net cash provided by operating activities amounted to $97.7 million in 2002 compared to $100.1 million in 2001. This change was mainly attributable to a decrease of $10.6 million in depreciation and amortization, a decrease of $94.6 million in minority interest, offset mainly by $69.6 million in working capital and by $27.0 million in provisions for income taxes.

        The following table summarizes cash flows from operating activities for the periods indicated.

	Years Ended December 31,
	2003		2002	2001
	(In thousands of dollars)
Net (loss) income	$(86,662)		$(42,609)	$8,925
Depreciation and amortization	113,131		120,019	110,966
Amortization of discount on senior secured debentures and commercial paper	1,624		29,832	49,531
Provision, (benefit) for deferred income taxes	41,557		19,801	(7,150)
Minority interest	(31,248)		(3,455)	91,139
(Loss) gain on sale of fixed assets—net	(33,659	)(1)	4,075	(53,816	)(2)
Total changes in operating assets and liabilities	67,354		(29,957)	(99,529)

Net cash provided by operating activities	$72,097		$97,706	$100,066

(1)
Includes a net gain of $62.7 million on the sale of our interest in the ports and terminals businesses.

(2)
This gain includes the sale of La Griega-Mariscala track to the Mexican government.

Our Cash Flows From Investing Activities

        Net cash provided in investing activities in 2003 was $41.2 million, including $112.4 million net in cash, which includes $111.4 million net, from the sale of our interest in the Ports and Terminals Division, $9.9 million from the sale of property, machinery and equipment offset by capital expenditures of $81.1 million.

        In 2002, net cash used in investing activities was $302.9 million and was mainly attributable to the acquisition of an additional 24.6% equity interest in Grupo TFM from the Mexican government for approximately $162.6 million, to the expenditure of $37.8 million in the acquisition of shares in subsidiaries and to the expenditure of $107.0 in machinery and equipment and other assets, partially offset by cash provided of $4.3 million from the sale of property, machinery and equipment.

        Net cash used in investing activities in 2001 was $96.0 million and was mainly attributable to $110.3 million of capital expenditures, offset by cash provided of $14.3 million from the sale of property, machinery and equipment and a subsidiary.

        See—"Results of Operations—Capital Expenditures and Divestitures" for further details of capital expenditures and divestitures relating to the years 2003, 2002 and 2001.

Our Cash Flows From Financing Activities

        In 2003, cash used in financing activities was $105.9 million, which was primarily used to pay down $52.9 million of our commercial paper then outstanding, $10.4 million from the sale of accounts receivable, $13.3 million in our convertible notes, $8.0 million in dividends paid to minority stockholders, $20.1 million in bank borrowings and $1.1 million under capital lease obligations.

        In 2002, net cash provided from financing activities was $180.6 million, which was primarily attributable to $177.5 million from proceeds of senior notes, $122.0 million from bank borrowings, $64.7 million in cash proceeds from the sale of accounts receivable and $13.3 million from our convertible notes, offset by $195.0 million in payments under commercial paper, $1.6 million in dividends paid to minority stockholders and a payment of $0.4 million under capital lease obligations.

        In 2001, cash used in financing activities was $10.4 million, which was primarily attributable to payments, net of commercial paper of $25.2 million, $5.8 million dividends paid to minority stockholders and $4.3 million under capital lease obligation, offset by cash provided of $23.9 million from the sale of accounts receivable.

        The debt covenants to which we are subject under the indentures governing the 2003 notes and the 2006 notes, limit our ability to incur additional debt. In general, other than certain refinancing debt, Grupo TMM has no ability under these covenants to incur additional debt. The covenants contained in TFM's bank debt and the indentures governing TFM's outstanding public debt limit the ability of TFM to pay dividends or enter into certain other transactions with Grupo TMM. As a result, these limitations effectively limit Grupo TMM's ability to raise additional indebtedness since they limit Grupo TMM's ability to access funds generated by TFM to service any such indebtedness.

        On January 15, 2003, Moody's Investors Service downgraded the rating of TMM's senior unsecured debt to "Caa1" from "B2" anticipating that if the proposed exchange offer for its existing Bonds was not successful, there would be a high probability of default on TMM's bonds. Moody's did not believe that TMM would have either the cash flow from operations or financing alternatives that would be sufficient to meet the scheduled principal maturity of its 2003 notes on May 15, 2003.

        On May 16, 2003, Standard & Poor's downgraded TMM's senior unsecured debt to "D" from "CC", after the Company defaulted on the payment of the aggregate principal amount and interest of its 2003 notes due May 15, 2003 and on its interest payment due on the 2006 notes.

        There has not been a material effect on the Company resulting form the above downgrades. Our current situation has been affected by other strategic issues rather than the downgrades.

Our Current Liquidity Difficulties and Outlook

        As discussed above, we are highly leveraged. At December 31, 2003, Grupo TMM (including TFM) had $574.0 million of short-term debt, which included $176.9 million of the 2003 notes and $200 million of the 2006 notes, and $774.4 million of long-term debt. Our current liquidity difficulties began in 1997 when we incurred a substantial amount of debt in connection with our acquisition of the TFM railroad operations. Certain restricted payment covenants under the indenture governing the 2006 notes, as well as legal disputes with KCS, have limited our ability to realize at the Grupo TMM level dividend income from TFM's operations. In addition, we paid a tax assessment of approximately 2,111,111,790 pesos in December of 1996 in connection with the acquisition of TFM. This tax payment has been the subject of continuing litigation between us and the Mexican government, and we have, to date, been unsuccessful in obtaining any proceeds from our VAT claim. Furthermore, on May 13, 2003, we completed the sale of a portion of our ports and terminal division to SSA Mexico for approximately $114 million net in cash, subject to certain post-closing adjustments. As a result of such sale, our net consolidated revenues were decreased by approximately 9%, or $80 million in 2003, reducing our available cash flow in 2003.

        In addition, our 2003 operating results were weaker than expected. Our 2003 results were negatively affected by an average 11.7% devaluation in the peso against the dollar. Our 2003 revenues from TFM and our logistics division were adversely impacted primarily by weakness in the automobile trade. Vehicle production in Mexico decreased 15% in 2003 compared to the previous year, which resulted in lost volume and revenues for TFM as exports of finished vehicles declined. Additionally, intermodal freight revenues at TFM decreased year-over-year as approximately 65% of this unit's business is related to automotive traffic. Similarly, the results of our logistics division were negatively affected by a decline in the production of finished vehicles and auto parts, which reduced line feeding volumes and packaging services at facilities located adjacent to automobile assembly facilities. The industrial business segment at TFM was also adversely affected by the continued slowdown in paper and wood product imports. In 2003, trade between the U.S. and Mexico only grew by 1.5% (excluding petroleum), which negatively impacted TFM's results.

        If the restructuring is consummated, our short-term liquidity difficulties would be addressed as the maturity of the existing notes would be extended and the cash interest payments that we are required to make would be significantly reduced. We expect that revenues from operations will be sufficient to meet our other capital needs. Following a restructuring, we believe that we would be able to meet our long-term obligations as they mature through refinancing, revenues from operations, asset sales or otherwise.

        While an interim award indicating that the Acquisition Agreement remains in effect has been issued, we cannot predict the ultimate outcome of any continued arbitration with KCS concerning the TFM Sale. If KCS were to be awarded substantial damages in any such proceeding, a material adverse effect on our business could result, especially if we are unable to successfully execute the restructuring (although we do not believe such a ruling would directly prevent us from completing the exchange offer, the U.S. prepackaged plan, or the prearranged concurso mercantil).

Future Trends

        Historically, a substantial portion of the revenue produced at our specialized maritime businesses has been achieved through contracts with PEMEX. In 2003, for example, approximately 46% of the revenue generated by the specialized maritime business resulted from contracts with PEMEX.

        The future success of our logistics business depends upon our ability to enter into contracts to provide integrated logistics and shipping services to large automobile manufacturers, such as Ford, Nissan, Volkswagen and others. We compete for this business primarily on the basis of Grupo TMM's (i) logistics expertise, (ii) ability to develop mixing centers (automotive yards where different vehicle brands are handled allowing for significant economies of scale), and (iii) ability to obtain favorable rail transportation rates. If we do not succeed in convincing automobile manufacturers to adopt our integrated logistics and shipping services, our revenues from our logistics business could be adversely affected.

Our Ability to Continue as a Going Concern

        The auditors' report on our financial statements as of and for the three year period ended December 31, 2003 includes an explanatory paragraph describing the existence of substantial doubt about our ability to continue as a "going concern." The report observes that (i) we have outstanding obligations amounting to $176.9 million which became due on May 15, 2003 and we did not make the payment of principal amount thereof nor the accrued interest on the due date; (ii) as a result we are in default under the terms of the 2003 notes resulting in a cross-default under the 2006 notes in principal amount of $200.0 million (iii) payments of interest on such obligations amounting to $45.7 million became due on May 15, 2003 and November 15, 2003; (iv) outstanding commercial paper and obligations for sale of receivables amounting to $85.0 million and $15.3 million will become effective on September 2004, and on a monthly basis during 2004, respectively; (v) during the year ended December 31, 2003, we incurred a net loss of $86.7 million; and (vi) at December 31, 2003, we had an excess of current liabilities over current assets of $497.0 million and a deficit of $68.0 million. We believe that successful consummation of the restructuring will significantly reduce any doubt concerning our ability to continue as a going concern as it would result in the extension of the maturity of the existing notes and a substantial reduction in the cash interest payments that we are presently required to make.

        In addition, we have embarked on an aggressive campaign to reduce operating costs. Among other strategies we have or will implement as part of this effort, we (i) have achieved reductions in headcount by eliminating redundant positions, (ii) withdrew from an unprofitable business segment and (iii) have begun executing a plan to reduce operating expenses and improve margins in our logistics operations. See Item 4—"Information on the Company—Business Strategy—Reducing Operating Costs."

Capital Expenditures and Divestitures

        The following tables set forth our principal capital expenditures and divestitures during the last three years.

Our Principal Capital Expenditures for the Last Three Years
(millions of Dollars)

	Years Ended December 31,
	2003(a)	2002(b)	2001(c)
Capital Expenditures by Business Unit:
Railroad	$73.1	$283.2	$84.6
Ports and Terminals	1.5	8.8	6.6
Specialized Maritime	4.3	2.7	14.0
Logistics	2.0	9.7	3.4
Corporate	0.2	2.8	1.7

Total	$81.1	$307.2	$110.3

(a)
In 2003, capital expenditures include: (i) Railroad: $38.3 million in railroad equipment, $33.5 million in constructions in process and $1.3 million in other related assets; (ii) Ports and Terminals: $0.6 million in constructions in process for the expansion and maintenance of port and terminal facilities and $0.9 million in other related assets; (iii) Specialized Maritime: $1.7 million in constructions in process, $2.5 million in the acquisition of vessels and $0.1 million in other fixed assets; (iv) Logistics: $1.8 million in constructions in process and $0.2 in other fixed assets; and (v) Corporate: $0.2 million in strategic corporate projects and other shared fixed assets.

(b)
In 2002 capital expenditures include: (i) Railroad: $162.6 million in the acquisition of shares from the Mexican government, $31.4 million in the acquisition of shares in subsidiaries, $19.4 million in machinery and equipment, and $69.8 million in construction in process; (ii) Ports and Terminals: $2.8 million in other fixed assets, $1.8 million in the acquisition of shares in subsidiaries and $4.2 million in construction in process; (iii) Specialized Maritime: $2.7 million in construction in process; (iv) Logistics: $5.2 million in construction in process, $4.5 million in acquisition of shares of subsidiaries, and (v) Corporate: $2.8 million in other fixed assets.

(c)
In 2001 capital expenditures include: (i) Railroad: $24.5 million in railroad equipment, $47.2 million in construction in process for the expansion and rehabilitation of rail tracks and $12.9 million in other fixed assets; (ii) Ports and Terminals: $4.5 million in construction in process for the expansion and maintenance of port and terminal facilities and $2.1 million in other fixed assets; (iii) Specialized maritime: $8.6 million in the acquisition and improvement of vessels, $4.4 million in the acquisition of shares of a subsidiary and $1.0 million in other fixed assets; (iv) Logistics: $3.4 million mainly in construction in process and other assets; and (v) Corporate: $1.7 million in strategic corporate projects and other shared fixed assets.

Our Principal Capital Divestitures for the Last Three Years
(millions of Dollars)

	Years Ended December 31,
	2003(a)	2002(b)	2001(c)
Capital Divestitures:
Railroad equipment	$1.2	$0.6	$1.9
Sale of shares in subsidiary	112.4	—	2.5
Other assets	8.7	3.7	10.0

Total	$122.3	$4.3	$14.4

(a)
In 2003 capital divestitures include: (i) $1.2 million in railroad equipment; (ii) $112.4 million net in the sale of shares in our Ports and Terminals businesses and in the sale of another subsidiary, and (iii) $7.0 million in the sale of vessels and $1.7 million in the sale of other fixed assets.

(b)
In 2002 capital divestitures include: (i) $0.6 million in railroad equipment; (ii) $2.4 million in the sale of vessels, and (iii) $1.3 million in the sale of other fixed assets.

(c)
In 2001 capital divestitures include: (i) $1.9 million in obsolete railroad equipment; this figure does not reflect the sale of La Griega-Mariscala track to the Mexican government, (ii) $2.5 million in the sale of shares in one subsidiary of specialized maritime division and (iii) $7.3 million in the sale of vessels and $2.7 million in the sale of other fixed assets.

Contractual Obligations

        The following table outlines our obligations for payments under our capital leases, debt obligations, operating leases and other financing arrangements for the periods indicated as of December 31, 2003.

Indebtedness(1)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(Dollars in thousands, unless noted otherwise)
TFM's senior notes due 2012	$23,659	$47,319	$47,319	$239,148	$357,445
TFM's senior discount debentures due 2009	54,796	109,593	109,593	480,868	754,850
TFM's senior notes due 2007	16,167	32,334	158,084	—	206,585
Our senior notes due 2006	41,000	241,000	—	—	282,000
Our senior notes due 2003	202,080	—	—	—	202,080
TFM's U.S. commercial paper	87,457	—	—	—	87,457
TFM's Term Loan	40,270	76,095	—	—	116,365
Our other debt	2,680	1,128	—	—	3,808
Our capital leases	120	60	—	—	180
TFM's Capital Leases	414	598	596	362	1,970

Total					$2,012,740

Operating Leases Obligations(2)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Vessel, Transportation Equipment and Other Operating Leases	$15,186	$26,120	$20,265	$6,141	$67,712
TFM's locomotives	29,135	58,190	58,230	315,038	460,593
TFM's railcars	31,930	28,233	19,931	40,943	121,037

Total					$649,342

Purchase Obligations	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
TFM's Fuel purchase agreement(3)	$—	$—	$—	$—	$—
TFM's Locomotive maintenance agreement	41,611	83,223	83,223	192,971	401,028
TFM's Track maintenance and rehabilitation agreement	13,984	16,354	11,616	11,660	53,614

Total					$454,642

Other	Less than 1 year		1-3 years	3-5 years	More than 5 years	Total
TMM's Securitization Facility(4)	$22,563		$40,515	$29,135	$—	$92,213
Payments to Promotora Servia(5)	6,500		—	—	—	6,500
Mexican Government put option	1.57	(6)	—	—	—	—
J.B. Hunt(7)	5,209		9,736	—	—	14,944

Total						$113,658

(1)
These amounts include principal and interest payments.

(2)
These amounts include the minimum lease payments.

(3)
The amounts of TFM obligations under the fuel purchase agreement are not included in the table, as such amounts are based on the market price of fuel. The market price of fuel as of December 31, 2003 was $230.63 per cubic meter.

(4)
These amounts include the principal and interest payments under the securitization facility.

(5)
These amount represents payments due to Promotora Servia under the Termination described below.

(6)
Represents 1,570.3 million UDIs valued at December 31, 2003: $3.352003 pesos per UDI at an exchange rate of $11.23.

(7)
These amounts include principal and interest payments.

Indebtedness

        The following is a discussion of the terms of the contractual obligations outlined above.

TFM 12 1/2% Senior Notes due 2012

        TFM issued senior notes in June 2002. The senior notes are denominated in U.S. dollars bear interest semiannually at a fixed rate of 12 1/2% and mature on June 15, 2012. The senior notes are redeemable at TFM's option on or after June 15, 2007 and subject to certain limitations, at any time in the event of certain changes in Mexican tax law.

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

TFM 11 3/4% Senior Discount Debentures due 2009

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

TFM 10 1/4% Senior Notes due 2007

        TFM issued these senior notes in June 1997. The senior notes are denominated in dollars, bear interest semiannually at a fixed rate of 10 1/4% and mature on June 15, 2007. The senior notes are also redeemable at TFM's option, subject to certain limitations, in the event of certain changes in Mexican tax law

        The senior notes are unsecured, unsubordinated obligations of TFM, rank pari passu in right of payment with all existing and future unsecured, unsubordinated obligations of TFM, and are senior in right of payment to all future subordinated indebtedness of TFM. The senior notes are unconditionally guaranteed on an unsecured, unsubordinated basis by Grupo TFM.

Grupo TMM 10% Senior Notes due 2006

        We issued the 2006 notes on November 15, 1996 in an aggregate principal amount of $200 million, all of which is outstanding as of the date hereof. The 2006 notes were issued pursuant to an indenture between us and The Bank of New York as trustee, and accrue interest at a rate of 10 1/4% per annum. We are required to make interest payments on the 2006 notes on each May 15 and November 15 until maturity. The 2006 notes mature on November 15, 2006 and are unsecured, unsubordinated obligations, rank pari passu in right of payment with all of our existing and future unsecured, unsubordinated obligations, and are senior in right of payment to all of our future subordinated indebtedness.

        The indenture governing the 2006 notes contains certain covenants that impose certain limitations and restrictions on our ability to incur additional indebtedness, pay dividends or make other distributions, make certain loans and investments, apply the proceeds of asset sales (and use the proceeds thereof), create liens, enter into certain transactions with affiliates, merge, consolidate or transfer substantially all of our assets and make investments in unrestricted subsidiaries. The events of default under the indentures include various events of default customary for similar issues of notes, including the failure to pay principal and interest when due, cross defaults on other indebtedness in excess of $10 million and certain events of bankruptcy, insolvency and reorganization. Upon consummation of the exchange offer and consent solicitation, substantially all of the restrictive covenants and defaults described above will be eliminated.

        We are currently in default under our 2006 notes as a consequence of our failure to pay interest when due on such notes on May 15, 2003, November 15, 2003 and May 15, 2004 and as a result of a cross-default caused by our default under the 2003 notes. Accordingly, the trustee or the holders of at least 25% of the outstanding principal amount of the 2006 notes has or have, as the case may be, the right to accelerate the 2006 notes, thereby requiring the immediate repayment of their entire principal amount.

Grupo TMM 9 1/2% Notes due 2003

        We issued the 2003 notes on May 15, 1993 in an aggregate principal amount of $200 million, of which approximately $176.9 million is outstanding as of the date hereof. The 2003 notes were issued pursuant to an indenture between us and Citibank, N.A. as trustee, and they accrue interest at a rate of 9 1/2 per annum. The 2003 notes are unsecured, unsubordinated obligations, rank pari passu in right of payment with all of our existing and future unsecured, unsubordinated obligations, and are senior in right of payment to all of our future subordinated indebtedness. There is presently no default interest payable on the 2003 notes pursuant to the terms of the 2003 notes indenture.

        The 2003 notes matured on May 15, 2003, and we have not repaid the principal amount or accrued and unpaid interest to date. As a result of the failure to repay the 2003 notes at maturity, a default occurred under the terms of the 2003 notes, which also resulted in a cross-default under the 2006 notes. If we are unable to refinance or repay our 2003 notes or our 2006 notes, or fail to meet our other obligations (such as our obligation to repurchase the receivables under the securitization facility), holders of the 2003 notes, 2006 notes and some of our other creditors, as the case may be, could take legal action against us, including instituting a reorganization proceeding in Mexico.

Senior Convertible Notes

        On May 2, 2003, we repaid all of our outstanding senior convertible notes. An aggregate amount of 1,311,291 note-linked securities relating to the senior convertible notes will remain outstanding until May 29, 2005, unless we redeem them prior to such date.

TFM Bank Facilities

        On September 17, 2002, TFM entered into two bank facilities provided by a consortium of banks for an aggregate amount of $250 million in order to refinance its previous $310 million commercial paper program. One of the facilities consists of a two-year commercial paper facility in the amount of $122 million, which is supported by a letter of credit issued under the bank facility. This new commercial paper facility allows TFM to drawdown advances from time to time, subject to certain terms and conditions. The obligations of the commercial paper facility rank at least pari passu with the other senior unsecured indebtedness of TFM. The commercial paper facility contains customary covenant restrictions, including the maintenance of certain coverage tests, restrictions on certain payments, limitations on dividends, limitations on affiliate transactions and restrictions on asset sales. The other bank facility is a four-year term loan in the amount of $128 million. The term loan is payable in semi-annual installments beginning in September 2003 and ending in September 2006. The obligations of the term loan facility rank at least pari passu with the other senior unsecured indebtedness of TFM. The term loan facility contains customary covenant restrictions, including the maintenance of certain coverage tests, restrictions on certain payments, limitations on dividends, limitations on affiliate transactions and restrictions on asset sales. TFM used approximately $60 million of its operating cash flow to reduce its previous commercial paper program, refinancing and substituting such previous commercial paper program with these two bank facilities. As of December 31, 2003 there was $85 million outstanding under the commercial paper facility and $110 million outstanding under the term loan facility.

        TFM sought and received waivers from the lenders under its bank credit facilities for such expected noncompliance. It is possible that TFM may require additional waivers under its bank credit facilities. If TFM requires such waivers in the future, there can be no assurance that such waivers will be obtained. If such waivers are not obtained, TFM would be in default under its credit facilities and such a default could result in the acceleration of amounts due under the facilities and in cross-defaults under other obligations. On May 2, 2003 the credit agreement was amended to restate certain covenants for the term loan facility and the commercial paper program. On October 24, 2003 and on March 10, 2004, TFM received a waiver from the banks, which participate in the credit agreement of the term loan facility and the commercial paper program. The financial covenants under such agreements have been waived for the three months ended September 30, 2003, for the three months ended December 31, 2003 and for the three months ended March 31, 2004, respectively.

Amendment to TFM'S Term Loan Facility and Refinancing of TFM'S Commercial Paper program

        On June 24, 2004, in order to refinance its commercial paper program, TFM entered into an amendment to its term loan facility, which was established on September 17, 2002. The amendment increased the amount of the term loan facility to $186.4 million, the proceeds of which will be used to repay amounts outstanding under TFM's commercial paper program.

        Under the amended term loan facility, Dollar-denominated commitments bear interest at a floating rate based on an adjusted Eurodollar rate plus an applicable Eurodollar margin. Certain lenders may elect to extend Peso-denominated commitments, which bear interest at a floating rate based on the "Tasa de Interés Interbancaria de Equilibrio" ("TIIE") published by Banco de Mexico plus an applicable Peso margin. Amounts outstanding under the amended term loan facility are secured by a first priority conditional pledge on the locomotives owned by TFM's subsidiary, Arrendadora TFM, S.A. de C.V.

        Amounts outstanding under the amended term loan facility are payable in semi-annual installments beginning in September 2004 and ending in September 2006. Certain lenders may elect to make their respective portion of the loan payable in semi-annual installments beginning in September 2004 and ending in September 2005. TFM may voluntarily prepay the loan under the amended term loan facility without penalty provided it gives five business days' notice, subject to a minimum payment threshold.

        TFM is required to prepay the loan using excess cash flow or if it receives certain net proceeds from, among other things, the issuance of equity, the incurrence of indebtedness, asset sales, and the VAT refund if the amount received from the Mexican government is in cash and after any settlement related to the Acquisition Agreements dated January 31, 1997 and June 9, 1997. The amended term loan facility contains customary covenants, including limitations on dividends, limitations on investments, limitations on prepayments of (and amendments to the terms of) other indebtedness, limitations on sale and leaseback transactions, limitations on asset sales, limitations on the incurrence of indebtedness, and limitations on affiliate transactions. Under the amended term loan facility, TFM is also subject to various financial covenants, including maintaining certain consolidated interest coverage, consolidated fixed charge coverage and consolidated leverage ratios.

Other Debt

        As of December 31, 2003, we had an aggregate principal amount of $1.2 million outstanding under a loan from Banca Mifel, S.A. The loan matures in September 2004. We also have a $2.3 million loan outstanding from Banco Invex, which matures in December 2005.

Capital Leases

        The amount outstanding under our capital lease represents payment obligations under a capital lease agreement, which matures in May 2005 for the financing of a container-handling crane. The agreement contains standard provisions for this type of transaction under which, among other things, we have the option to purchase the financed assets at the end of the lease term at a previously determined price.

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

Operating Leases

Vessel, Transportation Equipment and Other Operating Leases

        We lease vessels, transportation and container handling equipment, our corporate office building and other assets under agreements, which are classified as operating leases. The terms of these lease agreements vary from 1 to 15 years and contain standard provisions for these types of operating agreements.

Locomotive Operating Leases

        In May 1998 and September 1999, TFM entered into two locomotive operating lease agreements, which allow TFM to maintain a more efficient fleet of locomotives. Each operating lease covers 75 locomotives, which expire at various times over the next 15 and 16 years, respectively. The lease agreements contain standard provisions for this type of transaction, including the option to either purchase the assets or return the assets to the lessor at the end of the lease term.

Railcar Operating Leases

        TFM leases certain railcars under standard agreements, which are classified as operating leases. The terms of these agreements range from 3 to 15 years.

Fuel purchase agreement

        On December 19, 1997, TFM entered into a fuel purchase agreement with PEMEX Refinación, under which TFM has the obligation to purchase at market price a minimum of 15,000 cubic meters and a maximum of 20,000 cubic meters per month of PEMEX diesel fuel. The term of the agreement is indefinite but can be terminated for justified cause by either party upon 30 days' written notice.

Other Arrangements

Securitization Facility

        Pursuant to the securitization facility, we and certain of our subsidiaries sold receivables (including certain future receivables) to a trust, which in turn, issued certificates to investors ("Certificates"). For accounting purposes, the securitization facility represents the total U.S. dollar amount for future services pending to be rendered to customers under the securitization facility and is so reflected in our financial statements.

        On August 19, 2003, we and certain subsidiaries entered into amended and restated agreements relating to the securitization facility, which began in December 2001. The agreements modified and restated certain provisions of the securitization facility and increased the outstanding amount of the securitization facility. On December 29, 2003, we further amended the securitization facility to increase the amounts outstanding by an additional $25 million. As of December 29, 2003, and after giving effect to the amendments, there was an aggregate principal amount of $76.3 million of Certificates outstanding under the securitization facility, which matures in August 2006. On May 25, 2004, and on June 10, 2004, we and certain subsidiaries amended the securitization facility to adjust the net outstanding amount under the securitization facility to $78.2 million under the same terms and conditions existing prior to such adjustment.

        Pursuant to the agreements relating to the securitization facility, (i) if collections of the receivables held by the trust do not provide sufficient funds to make the required quarterly payments on the Certificates and to maintain required levels of reserve accounts established as part of the securitization facility, we and our subsidiaries participating in the program are required to pay to the trust an amount sufficient to cover any shortfall in the collections from such receivables, and (ii) upon the happening of certain events, including the completion of certain asset sales, the receipt of VAT Proceeds in certain circumstances, as well as the failure to comply with certain covenants or to make mandatory payments of principal and interest on the Certificates, we are required to repurchase from the trust all of the receivables then held by the trust for an amount equal to the remaining outstanding principal of and accrued interest on the Certificates, together with certain expenses and fees of the trustee. Upon the repayment in full of the Certificates, we can direct the trust to pay the Company and its subsidiaries any receivable amounts collected by it.

        Pursuant to the securitization facility, TMM Multimodal has granted to the trust a call option to acquire shares of Grupo TFM owned by it. The option becomes exercisable upon the occurrence of certain events, including the nonpayment events described above and the failure of the Company to comply with certain covenants. Exercise of the option is subject to certain transfer restrictions contained in the bylaws of Grupo TFM. The holder of the Certificates has agreed, upon consummation of the restructuring, to amend the securitization facility as required to facilitate the restructuring and terminate the call option in respect of the Grupo TFM shares in exchange for a first priority security interest in a number of MM Shares with a fair market value of not less than 150% of the value of the then outstanding Certificates. The holder of the Certificates has further agreed, upon consummation of the restructuring, to enter into an intercreditor or similar agreement, which will govern the relative rights of the holder of Certificates and the holders of new notes with respect to the pledged MM Shares subject to such agreement.

        Pursuant to the terms of the new notes indenture, we are permitted, in certain circumstances, to apply a portion of the proceeds from certain asset sales and VAT recoveries toward our obligations to the holders of the Certificates prior to making certain payments to holders of new notes.

        Our ability to satisfy our obligations under this facility in the future will depend upon our operating performance, including our ability to maintain our existing customer base and increase revenues.

Payments to Promotora Servia

        Under the terms of a Termination Agreement, we and Promotora Servia, an affiliate owned by members of the Serrano Segovia family, agreed to terminate a management services agreement pursuant to which Promotora Servia or its predecessor company provided certain management services to us, effective upon payment of $17.5 million to Promotora Servia. The payment was required to be made on April 30, 2003 but we amended the relevant agreement and extended the payment deadline for a portion of the amount owned. On April 30, 2003, we paid $20.4 million (representing the amount owed under the Tax Benefits Agreement and the portion of the amount owed under the Termination Agreement that was not extended) to Promotora Servia in connection with this amendment. The remaining unpaid balance owed to Promotora Servia is $6.5 million and Promotora Servia has agreed to be issued new notes in lieu of a cash payment concurrently with, or immediately following, the settlement date, containing the same payment terms as those offered in the restructuring in an aggregate principal amount equal to such remaining unpaid balance. Promotora Servia will not be required to tender existing notes in order to receive such new notes. See Item 4—"Information on the Company—Related Party Transactions."

The GM Put Option

        In October 2000, EMD, a subsidiary of General Motors, invested $20 million in our subsidiary TMM Multimodal (representing an approximate 3.4% economic interest in TMM Multimodal). EMD's investment as a partner is part of our overall strategy designed to encourage the participation of strategic investors in our portfolio. Under the terms of the Subscription and Stockholder Agreement relating to its investment in TMM Multimodal, EMD has the right to cause Grupo TMM to purchase, or, alternatively, to cause TMM Multimodal to redeem, all, but not less than all, of EMD's shares in TMM Multimodal. The GM Put Option is exercisable by EMD at any time during the period beginning June 30, 2003 and ending June 30, 2007. The price to be paid upon exercise of the GM Put Option is $20 million, plus interest compounded annually from June 30, 2000, at the rate of 12% per annum, less certain distributions received by EMD in respect of its shares of TMM Multimodal. As of the date hereof, EMD has not exercised the GM Put Option. EMD also has the right, under certain circumstances, to exchange its shares of TMM Multimodal for shares in either Grupo TMM or Grupo TFM. In addition, Grupo TMM and TMM Multimodal have the right to acquire or redeem all, but not less than all, of EMD's shares in TMM Multimodal for a price of $20 million, plus interest compounded annually from June 30, 2000 at rates beginning at 15% per annum for periods up to June 30, 2003, and increasing periodically to 20% per annum for periods after June 30, 2010, less certain distributions received by EMD in respect of its shares of TMM Multimodal.

The Mexican Government's Put Option

        In connection with the privatization of TFM and pursuant to the Put Agreements, the Mexican government retained a 20% equity interest in TFM. The intention was to sell these TFM shares through a public offering, at such time as the Mexican government considered it appropriate and with approval of the CNBV, with the objective of strengthening the market for public investments in Mexico and encouraging additional investors to invest in the capital stock of TFM. Additionally, TFM's bid contained the following condition: "The franchise purchasers will be obligated to acquire the equity portion that cannot be placed in the Mexican Securities Market ("Bolsa Mexicana de Valores" or "BMV"), at the initial offering price plus respective interest." In October 2003, Grupo TFM requested that a federal judge in Mexico provide an interpretation of the Put Agreements and the obligations of the Mexican government thereunder.

        Currently, there is a controversy between Grupo TFM and the Federal Government in connection with the interpretation of the Put Option Agreement and several judicial proceedings in respect thereto. See Item 4.b. "Business Overview—Recent Developments—The Mexican Government's Put Option—"

J.B. Hunt Note

        As of December 31, 2003, we had an approximately $13.6 million outstanding under a promissory note in favor of J.B. Hunt. The J.B. Hunt Note has a 5% annual interest rate and matures in 2006. In the event that we complete certain asset sales or receive VAT Proceeds, we will be required to apply such proceeds toward the retirement of the J.B. Hunt Note on a pro rata basis with any obligations we may have under the new notes indenture to redeem the new notes.

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

Sale of Mexrail

        In May 2003, TFM sold a 51% interest in Mexrail and the Tex-Mex Railway to KCS for $32.6 million. Mexrail owns the northern, or U.S., portion of the international rail bridge at Laredo. Proceeds from the sale were reinvested by TFM. Under the terms of the Stock Purchase Agreement entered into on April 15, 2003, TFM had the unilateral right, exercisable at any time prior to the approval of the transaction by the U.S. Surface Transportation Board ("STB"), to repurchase the Mexrail shares that were sold to KCS in May 2003. In August 2003, TFM gave notice to KCS of exercise of its right to repurchase the shares representing an aggregate 51% interest in Mexrail. On September 23, 2003, the STB issued a decision finding no need to rule on the transfer back to TFM of the 51% interest in Mexrail. On September 30, 2003, TFM completed the repurchase of such shares at a purchase price of $32.6 million, which is the same amount received by TFM in May 2003, upon closing of the sale of such shares to KCS. TFM funded this transaction with its existing cash balances. Upon completion of the repurchase TFM again owned 100% of Mexrail.

The Grupo TFM Call Option

        In connection with the original formation of Grupo TFM, the Mexican government purchased a 24.63% non-voting interest in Grupo TFM for $198.8 million. The Mexican government also granted the original shareholders of Grupo TFM an option (the "call option") to purchase the government's equity interest in Grupo TFM. TFM was appointed as the purchaser and, on July 29, 2002, purchased all of the call option shares for an aggregate purchase price of $256.1 million. The purchase price for the call option shares was financed through the use of (1) a portion of the proceeds from the issuance of $180 million of debt securities by TFM and (2) $85.2 million (based on the applicable exchange rate as of March 31, 2002) payable to TFM by the Mexican government as a result of TFM's transfer of a redundant portion of its track to the Mexican government, together with cash from TFM's operations.

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

        If our cash flow from operations is insufficient to satisfy our obligations, we may take specific actions, including delaying or reducing capital expenditures, attempting to refinance our debt at or prior to its maturity or, in the absence of such refinancing, attempting to sell assets quickly in order to make up for any shortfall in payments under circumstances that might not be favorable to getting the best price for the assets, or seeking additional equity capital. Our ability to refinance our debt and take other actions will depend on, among other things, our financial condition at the time, the restrictions in the instruments governing our debt and other factors, including market conditions, the macroeconomic environment, and the level of such variables as the peso-dollar exchange rate and benchmark money market rates in pesos and dollars. In particular, $176.9 million of our senior notes matured on May 15, 2003 and we have not repaid the principal amount nor the accrued interest to date. As a result, we are in default under the terms of the 2003 notes. In addition, we failed to make scheduled interest payments on the 2006 notes on May 15, 2003, November 15, 2003, and May 2004, resulting in a default under such notes and a cross-default under certain of our other obligations.

C.    Research And Development, Patents And Licenses, Etc.

        Not applicable.

D.    Trend Information

        We have a substantial amount of debt and significant debt service obligations. Our substantial indebtedness could interfere with our ability to pay interest and principal on our debt and may have important consequences for our operations and capital expenditure requirements in the future. The ability to satisfy our obligations under our debt in the future will depend upon our future performance, including our ability to increase revenues significantly and control expenses. Future operating performance depends upon prevailing economic, financial, business and competitive conditions and other factors, many of which are beyond our control. Our ability to refinance our debt and take other actions will depend on, among other things, our financial condition at the time, the restrictions in the instruments governing our debt and other factors, including market conditions, the macroeconomic environment and such variables as the Peso-Dollar exchange rate and benchmark money market rates in Pesos and Dollars beyond our control. In particular, $176.9 million of our senior notes matured on May 15, 2003 and we have not repaid the principal amount to date. As a result, we are in default under the terms of the 2003 notes, and such default has resulted in a cross-default under our 2006 notes. See Item 3D "Risk Factors—If the restructuring is not consummated, we will not be able to pay the principal or interest on the existing notes."

        We have funded, and expect to continue to fund, capital expenditures with funds from operating cash flows and debt financing. We may not be able to generate sufficient cash flows from our operations or obtain sufficient funds from external sources to fund our capital expenditure requirements. Also, additional financing may not be available to us.

        TFM faces significant competition from trucks and other rail carriers as well as limited competition from the shipping industry in our freight operations. In the past, the trucking industry has significantly eroded the railroad's market share of Mexico's total overland freight transportation. In some circumstances, the trucking industry can provide effective rate and service competition because trucking requires substantially smaller capital investments and maintenance expenditures, and allows for more frequent and flexible scheduling. Since a key element of TFM's business strategy is to recapture market share lost to the trucking industry, TFM's inability to successfully convert traffic from truck to rail transport would materially impair TFM's ability to achieve its strategic objectives. See Item 3D—"Risk Factors

E.    Off-Balance Sheet Arrangements

        As of December 31, 2003 we did not have any off-balance sheet arrangements. We register our assets and liabilities according to the current International Financial Reporting Standards ("IFRS").

F.     Contractual Obligations

        See Item 5—"Operating and Financial Review and Prospects—Liquidity and Capital Resources."

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors And Senior Management

Board of Directors

        Our Estatutos Sociales, or Bylaws, provide that our board of directors shall consist of at least five and not more than twenty directors and their corresponding alternates. We currently have seven directors on our board. Our board of directors is elected annually by a majority vote of our shareholders and is responsible for the management of Grupo TMM.

        Our current Board of Directors was elected at the Company's Annual General Ordinary Shareholders' Meeting held on May 19, 2004. Our directors and alternate directors, their principal occupations and years of service (rounded to the nearest year) as a director or alternate director are as follows:

Name	Principal Occupation	Years as a Director or Alternate Director	Age
Directors
José F. Serrano Segovia	Chairman of the Board and Chief Executive Officer of Grupo TMM	32	63
Ramón Serrano Segovia	Vice-Chairman of Grupo TMM	16	58
Javier Segovia Serrano	President of Grupo TMM	16	42
Mario Mohar Ponce	President, Grupo TFM	7	54
Ignacio Rodríguez Rocha	Attorney	7	67
Lorenzo Cué Sánchez Navarro	Private Investor	13	37
Robert Carl Rosenthal	Global Head of Capital Markets, Maple Financial	1	41
Alternate Directors
José Serrano Cuevas	College Student	6	24
Gerardo Primo Ramírez	General Director, TMM Logistics	1	50
Horacio Reyes Guzmán	Corporate Administrative and Planning Director of Grupo TMM	5	47
Jacinto Marina Cortés	Chief Financial Officer, Grupo TFM	12	51
Ignacio Rodríguez Pullen	Attorney	1	31
Antonio Cué Sánchez Navarro	Private Investor	13	35
Juan Pablo Mariño	Director for Maple Trade and Finance Corp.	1	37

José F. Serrano Segovia

        Mr. Serrano has served as a director and as our Chairman and Chief Executive Officer since 1991. Mr. Serrano is also Chairman of the Board of Directors of Grupo TFM and also serves as a member of the Board of Directors of various Mexican companies. In the past, Mr. Serrano has served as Chairman of the board of directors of Grupo Anáhuac, S.A. de C.V. and Hules Mexicanos, S.A. de C.V. ("Hules Mexicanos"), a leading Mexican petrochemical company.

Ramón Serrano Segovia

        Mr. Serrano has served as Vice Chairman of the board of directors of Grupo TMM since 1987. In the past, Mr. Serrano has served as a Vice President of Cementos Anáhuac, S.A. and Hules Mexicanos.

Javier Segovia Serrano

        Mr. Segovia has served as President of Grupo TMM since 1999 and has served in various executive positions with companies owned by Promotora Servia since 1987. He served as President of Grupo Servia, Chief Financial Officer of Hules Mexicanos and Chief Executive Officer of Electropura.

Mario Mohar Ponce

        Mr. Mohar joined TFM in November 1996. Mr. Mohar has eight years of experience in the Mexican transportation industry in a variety of positions. Mr. Mohar founded Kingsley de México and was its Chief Executive Officer from March 1994 until joining us. From November 1990 to February 1994, Mr. Mohar served as Chief Operating Officer of Grupo TMM. Prior to joining Grupo TMM, Mr. Mohar was Chief Executive Officer of Hules Mexicanos. Mr. Mohar is also the President and Chief Executive Officer of the Tex-Mex Railway.

Ignacio Rodriguez Rocha

        Mr. Rodriguez Rocha has been an attorney in private practice since 1960. He is a member of the Boards of Automotriz México, S.A. de C.V., Chevy San Carlos, S.A. de C.V. Cominsa Factoraje, S.A. de C.V. and Diesel de Toluca, S.A. de C.V.

Lorenzo Cué Sánchez Navarro

        Mr. Sánchez Navarro is a private investor. He is also a member of the Board of BCB Impulse Ingeniería Inmobiliaria (Mexico).

Robert Carl Rosenthal

        Mr. Rosenthal has been a securities and industry professional since December 1986 and for most of his career has specialized in European equity derivatives strategies. He joined Maple Securities (UK) Limited ("Maple Securities") in 1996 and is currently responsible for the operation of Maple Securities' offices in the United States, the United Kingdom and Italy, which include proprietary trading, structured products and agency businesses, and US asset management businesses. Mr. Rosenthal is Global Head of Capital Markets and a member of the Executive Committee of Maple Financial. He is also President of Maple Securities U.S.A. Inc and a director of Maple Securities.

        All alternate directors are employed by Grupo TMM with the exception of Antonio Cué Sánchez Navarro who is a private investor, Ignacio Rodriguez Pullen, who is an attorney and a partner at Rodríguez Rocha, S.C., and Juan Pablo Mariño, who is a Director for Maple Trade Finance Corp.

Executive Officers

        Our officers serve at the discretion of our Board of Directors. Our executive officers, their position and years of service with us and as an executive officer are as follows:

Name	Position	Years of Service	Years as Officer Executive
Corporate Directors
José F. Serrano Segovia	Chairman of the Board and Chief Executive Officer	30	13
Javier Segovia Serrano	President	16	7
Horacio Reyes Guzmán	Corporate Administrative and Planning Director	10	5
Juan Fernández Galeazzi	Finance Director and Treasurer	8	2
Brad Lee Skinner	Senior Vice President	8	4
Elvira Ruiz Carreño	Corporate Audit Director	8	8
Business Unit Directors
Mario Mohar Ponce	General Director, TFM	16	8
Gerardo Primo Ramírez	General Director, TMM Logistics	13	13
Eduardo Solórzano Caraza	General Director, Ports and Terminals	3	1
Silverio Di Costanzo Pérez	General Director, Specialized Maritime Transportation	20	9

        José F. Serrano Segovia, who is chairman of the board of directors and Chief Executive Officer of Grupo TMM, is a brother of Ramón Serrano Segovia, who is a member of the board of directors of Grupo TMM. Javier Segovia Serrano, a member of the Board of Directors and President of Grupo TMM, is the nephew of both José Serrano Segovia and Ramón Serrano Segovia. José Serrano Cuevas, who is an alternate director of the Board of Directors, is the son of José Serrano Segovia.

B.    Compensation

        For the year ended December 31, 2003, the aggregate total compensation paid to our 18 directors, alternate directors and executive officers for services in all capacities, including the consideration paid by Grupo TMM to Mr. José F. Serrano Segovia for his services, was approximately $6.4 million. See Item 7—"Major Shareholders and Related Party Transactions."

Pension, retirement or similar benefits

        All of our Mexican officers and employees are participants in our retirement plan. In general, (1) benefits under the retirement plan are payable when a participant reaches the age of 60 or on the date the participant actually retires; and (2) benefits are payable as an annuity paid monthly during the remaining lifetime of the employee. As of December 31, 2003, we had accrued $10.3 million to provide pension, retirement and other similar benefits. See Note 16 to our Financial Statements.

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

Special Committees and Statutory Auditors

        The Board of Directors has appointed two special committees, a Planning and Finance Committee and a Compensation and Evaluation Committee. Mexican corporate practice requires special committees to be comprised of members of the Board of Directors, of which at least one should be independent.

Planning and Finance Committee

        This committee is composed of José F. Serrano, Ramón Serrano Segovia, Javier Segovia Serrano, Mario Mohar Ponce and Ignacio Rodriguez Rocha (independent). This committee's responsibilities include:

  •
  Evaluate assumptions and verify the accomplishment of budgetary and strategic plans

  •
  Evaluate risk assessment with management

  •
  Discussion of risk assessment with management

  •
  Review of investment and finance policies with management

  •
  Presentation of a report of the committee's activities to the Board of Directors

Evaluation and Compensation Committee

        This committee is composed of José F. Serrano, Lorenzo Cué Sánchez Navarro (independent) and Robert Carl Rosenthal (independent). This committee's responsibilities include:

  •
  Review of procedures for hiring the Company's president and senior executive officers

  •
  Review of human resources policies including employee's performance evaluations policies, promotions and structural changes to the Company.

  •
  Presentation of proposals concerning the structure and amount of compensation for senior executive officers

Audit Committee

        The Board of Directors of the Company appointed an audit committee to assist in handling the various functions of the Board. The audit committee members are Ignacio Rodriguez Rocha (independent), as President, José F. Serrano Segovia and Lorenzo Cué Sánchez Navarro (independent). None of the members of the audit committee are independent financial experts, as foreign private issuers are not required to have an independent financial expert until July 31, 2005. The audit committee oversees, among other matters, the financial reporting process for which management is responsible, reviews with our auditors the scope and results of our internal audit procedures, reviews the independence of the audit and non-audit services provided by the auditors, considers the range of audit and non-audit fees, reviews and discusses with our independent auditors and management the effectiveness of our system of internal accounting controls and makes inquiries into other matters within the scope of its duties. Permanent invitees to meetings of the Audit Committee include Javier García Sabaté and Carlos Méndez Rodríguez.

Code of Ethics

        The Company adopted a Code of Ethics which applies to its principal executive officer, principal financial officer, and other senior management in 1993. We last updated the Code of Ethics on January 2004. The code of ethics may be viewed on the Company website at www.grupotmm.com under caption "Investors—Corporate Governance."

Statutory Auditor

        Pursuant to the Mexican Securities Market Law, as amended, we must have at least one comisario, or statutory auditor, who is elected by our shareholders at our annual general ordinary shareholders' meeting. In accordance with the amendments to the Mexican Securities Market Law, every 10% holder, or group of holders, of a series of our shares may elect a statutory auditor and an alternate statutory auditor at the annual general ordinary shareholders' meeting. The primary role of the statutory auditor is to report to our shareholders at the annual general ordinary meeting its opinion as to (i) the accounting and disclosure policies and criteria utilized by the Company, (ii) whether such policies and criteria have been consistently applied, and (iii) whether the financial information presented by the board of directors fairly presents the financial condition and the results of the operations of the Company for the applicable fiscal year.

        In accordance with Mexican law, the statutory auditor receives monthly reports from the board of directors regarding material aspects of our affairs, including our financial condition, and is invited to attend any meeting of the board of directors and the audit committee. The statutory auditor may express opinions at such meetings, but may not vote.

        The statutory auditor is also authorized to:

  •
  call ordinary or extraordinary general shareholders' meetings;

  •
  place items on the agenda for meetings of shareholders or the board of directors;

  •
  attend meetings of shareholders, the board of directors, or the audit committee;

  •
  review all of our transactions;

  •
  inspect our books of account and all other pertinent documents; and

  •
  generally monitor our affairs.

        At our May 19, 2004 Annual General Ordinary Shareholders' Meeting, Javier García Sabaté was elected to be our statutory auditor and Carlos Méndez Rodríguez was elected to serve as our alternate statutory auditor until their successors accept election at the next Annual General Ordinary Shareholders' Meeting.

        Please refer to our corporate website:www.grupotmm.com under "Investors—Corporate Governance", where you will find Mexico and U.S. Corporate Governance Standards Significant Differences.

D.    Employees

        As of December 31, 2003, we had 8,779 employees (including 3,710 employees in the railroad division), approximately 67% of which were unionized. In accordance with customary practice in Mexico, we negotiate union contracts annually with regard to wages and every two years with regard to other matters, including benefits. We have experienced nine strikes since 1958. The longest of these strikes occurred in 1981 and lasted 21 days. We have not experienced a strike since 1987 and believe that relations with our employees are good.

        Commencing in the first quarter of 1999, we effected a corporate reorganization with the goal of reducing administrative costs by creating a more efficient management structure. The reorganization primarily consisted of cost reductions and employee reductions at our corporate headquarters.

E.    Share Ownership

        As of April 30, 2004, the Serrano Segovia family directly held approximately 8,025,003 Series A Shares, and the CPO Trustee maintained 48,451,216 Series A Shares of our capital stock in the form of

ADRs, including 18,310,185 Series A Shares that are beneficially owned by the Serrano Segovia family. Accordingly, as of such date, the Serrano Segovia family controlled approximately 92% of the voting power of our capital stock. Such voting power controlled by the Serrano Segovia family will vary from time to time, depending upon the number of Series A Shares held by the Serrano Segovia family and by the CPO Trust or others.

        As of December 31, 2003, Messrs. Javier Segovia Serrano, Mario Mohar Ponce, Brad Lee Skinner and Horacio Reyes Guzmán beneficially owned Series A Shares of Grupo TMM. Each of these individuals owned less than 1% of the outstanding Series A Shares, and other than as set forth below in the table entitled "Major Shareholders," no other directors, alternate directors or executive officers owned any shares of our capital stock. As of April 30, 2004, Messrs. José F. Serrano Segovia and Ramón Serrano Segovia together with their sister, Ms. Teresa Serrano Segovia, controlled an aggregate of 26,335,188 Series A Shares, representing 46.2% of the outstanding Series A Shares.

        Series A Shares were contributed to the CPO Trust established with a 30-year term by Nacional Financiera, S.N.C. (the "CPO Trustee") on November 24, 1989. The CPO Trustee authorized the issuance of non-redeemable ordinary participation certificates (certificados de participación ordinarios no amortizables) ("CPOs") that correspond to our Series A Shares. One CPO may be issued for each Series A Share contributed to the CPO Trust. CPOs constitute separate negotiable instruments different and apart from the Series A Shares, and afford to their holders only economic rights with respect to the Series A Shares held in the CPO Trust. Such voting rights are exercisable only by the CPO Trustee, which is required by the terms of the CPO Trust to vote such Series A Shares in the same manner as holders of a majority of the outstanding Series A Shares not held in the CPO Trust and voted at the relevant meeting. Mexican and non-Mexican investors may hold CPOs without restrictions of any kind. The acquisition of Series A Shares representing 5% or more of the capital stock of Grupo TMM by any person or group of persons (other than the Serrano Segovia family and the CPO Trustee), in one or a series of simultaneous or successive transactions requires the prior approval of the board of directors. As of April 30, 2004, the CPO Trustee held CPO's underlying an aggregate of 48,451,216 Series A Shares in the form of ADRs. Certain members of the Serrano Segovia family, as the controlling shareholders of the Company, have irrevocably committed to vote their shares in support of the restructuring pursuant to a certain letter agreement dated December 9, 2003.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

        The following table indicates, as of April 30th, 2004, unless otherwise indicated, the persons or groups who or which we know to be the record owners or to have voting control of shares representing more than 5% of our outstanding Series A Shares. For your convenience, we have also included the beneficial ownership amounts with respect to these individuals or entities, which are calculated in accordance with the guidelines of the Securities and Exchange Commission. Accordingly, each person with shared voting and dispositive power with respect to certain securities may be deemed to own the totality of such securities for purposes hereof.

	Actual Ownership
				Beneficial Ownership
Owner	Series A Shares
		ADRs	Total	Amount	Percent
José F. Serrano Segovia(a)(b)	4,136,676	6,279,448	10,416,124	26,335,188	46.2%
Ramón Serrano Segovia(a)(b)	2,577,827	4,897,639	7,475,466	11,638,880	20.4%
Teresa Serrano Segovia(a)(b)	150,000	4,130,184	4,280,184	4,280,184	7.5%
Servicios Directivos Servia, S.A. de C.V.(a)(b)	1,160,000	3,002,914	4,162,914	4,162,914	7.3%
Promotora Servia, S.A. de C.V.(a)(b)	500	0	500	4,163,414	7.3%
Lockheed Martin(c)	0	2,860,100	2,860,100	2,860,100	5.0%
Williams, Jones & Associates, Inc.(d)	0	2,845,564	2,845,564	2,845,564	5.0%

(a)
Based upon information set Forth in a Schedule 13D filed on May 28, 2002. The Schedule 13D was filed by the following persons, all of whom disclaim membership in a group: José F. Serrano Segovia, who is deemed to beneficially own 26,335,188 Series A Shares (46.2%), and who has the sole power to vote 22,171,774 of such shares, the sole power to dispose of 10,416,124 of such shares, and who has the shared power to vote and dispose of 4,163,414 of such shares; Ramón Serrano Segovia, who is deemed to beneficially own 11,638,880 Series A Shares (20.4%), and who has the sole power to vote none of such shares, the sole power to dispose of 7,475,466 of such shares and the shared power to vote and dispose of 4,163,414 of such shares; Teresa Serrano Segovia, who beneficially owns and has the sole power to dispose of 4,280,184 Series A Shares (7.5%); Servicios Directivos Servia, which beneficially owns and has the shared power to vote and dispose of 4,162,914 Series A Shares (7.3%); and Promotora Servia, S.A. de C.V., which beneficially owns and has the shared power to vote and dispose of 4,163,414 Series A Shares (7.3%).

(b)
As of April 30, 2004, (i) 15,307,271 of the 22,172,274 Series A Shares beneficially owned by José, Ramón and Teresa Serrano Segovia are represented by ADSs representing CPOs which correspondingly represent financial interests in the same number of Series A Shares and (ii) 3,002,914 of the 4,162,914 Series A Shares beneficially owned by Servicios Directivos Servia, S.A. de C.V. were represented by ADSs. José, Ramón and Teresa Serrano Segovia have jointly pledged 6,757,150 ADSs and 574,150 Series A Shares to Citibank, N.A. to secure a demand loan in the principal amount of $6.4 million. José and Ramón Serrano Segovia have jointly pledged (i) 5,487,000 ADSs to JPMorgan Chase Bank to secure loans in the aggregate amount of $9.4, (ii) 6,140,353 Series A Shares to Ixe Banco, S.A., Institución de Banca Múltiple, Ixe Grupo Financiero, to secure a loan in the principal amount of $3.4 million, (iii) Teresa Serrano Segovia has pledged 850,000 ADSs and 150,000 Series A Shares to Banco Interacciones S.A., Institución de Banca Múltiple, Grupo Financiero Interacciones, to secure a loan in the aggregate amount of $18.9 million Mexican pesos. Servicios Directivos Servia, S.A. de C.V. has pledged (i) 1,300,000 ADSs and 574,150 Series A Shares to JPMorgan Chase Bank to secure a loans in the aggregate amount of $9.4 million of loans referenced above, (ii) 702,914 ADSs and 425,850 Series A Shares to Citibank, N.A. secure a demand loan in the principal amount of $6.4 million of loans references above, (iii) 1,000,000 ADSs to Banca Mifel, S.A., Institución de Banca Múltiple, Grupo Financiero Mifel, to secure loans in the aggregate amount of $4.3 million and (iv) 160,000 Series A Shares to Banco Invex S.A., Institución de Banca Múltiple, Invex Grupo Financiero to secure a loan in the aggregate amount of $50,000.

(c)
Based upon information contained in such company's Schedule 13F filed as of March 31, 2004

(d)
Based upon information contained in such company's Schedule 13F filed as of March 31, 2004

B.    Related Party Transactions

Maple Securities Board Member

        Robert Carl Rosenthal, a director of the Company, has been employed by Maple Securities since 1996 and is currently responsible for the operation of Maple Securities' offices in the United States, United Kingdom and Italy. Mr. Rosenthal is Global Head of Capital Markets and a member of the Executive Committee of Maple Financial. He is also President of Maple Securities U.S.A. Inc. and is a director of Maple Securities.

        In addition, Juan Pablo Mariño, an alternate director of the Company, is currently a director of Maple Trade Finance Corp., an affiliate of Maple Securities.

        The Company and certain of its subsidiaries are parties to the securitization facility along with Maple Bank GmbH (an affiliate of both Maple Securities and Maple Trade Finance Corp.), which is the holder of the certificates issued under the securitization facility. At December 29, 2003, following a refinancing of the securitization facility, Maple Bank GmbH held $76.3 million in principal amount of certificates under the securitization facility. Funding for the refinancing was arranged by the U.S.-based Maple Commercial Finance Group, a division of Toronto-based Maple Financial Group Inc., and funding was provided by its affiliate, Maple Bank GmbH, a German commercial bank. On May 25, 2004, and on June 10, 2004, we and certain subsidiaries amended the securitization facility to adjust the net outstanding amount under the securitization facility to $78.2 million under the same terms and conditions existing prior to such adjustment.

Promotora Servia Agreements

        We and Promotora Servia agreed to terminate a professional services agreement with Grupo Servia, pursuant to a termination agreement, as amended (the "Termination Agreement"). In accordance with the terms of the Termination Agreement, we and Promotora Servia agreed to terminate the Management Agreement effective March 6, 2003. In accordance with the terms of the Termination Agreement, we ceased paying for management services received from Promotora Servia at the end of July of 2001. Promotora Servia is owned by members of the Serrano Segovia family: 57.14% by José F. Serrano Segovia and 42.86% by Ramón Serrano Segovia.

        We and Grupo Servia entered into a tax benefits contract dated December 5, 2001 (the "Tax Benefits Agreement") providing for the transfer to us of certain of the benefits derived from Grupo Servia's ability to consolidate the results of its subsidiaries and affiliates and providing for a payment to Promotora Servia of $9.4 million by us in respect of such benefits. On December 31, 1991, Grupo Servia obtained an authorization from the Ministry of Finance and Public Credit to consolidate its results with each and every one of its subsidiaries or affiliates for tax purposes (the "Fiscal Consolidation"). Pursuant to the Tax Benefits Agreement, Grupo Servia assigned to us the benefits derived from the Fiscal Consolidation.

        On April 30, 2003, we amended the terms of the Termination Agreement with Promotora Servia to extend the payment date for a portion of the amount owed until May 30, 2003. We paid $20.4 million (representing the amount owed under the Tax Benefits Agreement and the portion of the amount owed under the Termination Agreement that was not extended) to Promotora Servia on April 30, 2003. The remaining unpaid balance owed to Promotora Servia is $6.5 million, and Promotora Servia has agreed to be issued new notes in lieu of a cash payment concurrently with, or immediately following, the settlement date containing the same payment terms as those offered in the restructuring in an aggregate principal amount equal to such remaining unpaid balance. Promotora Servia will not be required to tender existing notes in order to receive such new notes.

Seacor

        Through a joint venture, Grupo TMM (60% interest) and Seacor Inc. (40% interest) participate in the offshore services industry sector through their subsidiaries Seamex International, Ltd. and Marítima Mexicana, S.A. ("Marmex"). Seacor is one of the largest U.S. companies engaged in operating supply ships and supplying support services to the offshore drilling platforms in the Gulf of Mexico. Marmex operates offshore vessels providing services to the Mexican offshore drilling site in the Cantarell field in the southern part of the Gulf of Mexico. Seamex International, Ltd. and Seacor have internal arrangements through which each company may receive or transfer money in accordance with its cash requirements, as well as provide agency services and repair services to each other. The account receivable at December 31, 2002 and 2003 of $546,000 and $593,000, respectively, correspond to agency services and repairs provided.

KCS Transportation Company Management Services Agreement

        TFM and KCS Transportation Company entered into a management services agreement pursuant to which KCS Transportation Company agreed to provide certain rail consulting and management services to TFM. Pursuant to this agreement, KCS Transportation Company agreed to make available to TFM executive rail managers familiar with U.S. railroad practices and methods, including its President and Chief Executive Officer, an operations manager, a marketing manager, a plant maintenance manager and a terminal operations manager, to assist in the development of operating and marketing practices and strategies. TFM agreed to reimburse KCS Transportation Company quarterly in arrears for the costs of its agents and employees and out-of-pocket expenses incurred in connection with the provision of such services. The management services agreement was for an initial term of 12 months commencing May 1997 and was renewable for additional one-year periods. On April 30, 2002, TFM and KCS, as successor in interest through the merger to KCS Transportation Company, entered into an amendment to the management services agreement that provides for automatic renewal of the agreement and compensates KCS for its services under the agreement. The amendment states that KCS is entitled to receive (1) $2.5 million paid in nine equal monthly installments beginning in April 2002, as compensation for services rendered between January 1, 1999 and December 31, 2000; (2) an additional $2.5 million in a lump sum payment on or before January 2, 2003 (as of the date hereof, this payment is still pending) as compensation for services rendered from January 1, 2001 through December 31, 2002; and (3) quarterly service payments, payable in arrears, for the period beginning January 1, 2003 at an annual rate of $1.25 million. The management services agreement is terminable by either party upon sixty days written notice.

        See Note 11 to our annual audited consolidated Financial Statements for further information with respect to related party transactions.

C.    Interest of Experts and Counsel

        Not applicable.

ITEM 8. FINANCIAL INFORMATION

        See Item 18—"Financial Statements."

A.    Legal Proceedings

Dispute with Kansas City Southern

        On April 20, 2003, we entered into the Acquisition Agreement with KCS, which owns a 49% voting interest in Grupo TFM, under the terms of which we were to sell our entire interest in Grupo TFM, which owns 80% of TFM and through which our railroad operations are conducted. Under the agreement, KCS was to acquire our interest in Grupo TFM in exchange for $200 million in cash and 18,000,000 shares of common stock of KCS's successor corporation. In addition, we were to have the right to receive an additional Earnout of up to $175 million in cash ($180 million if KCS elected to defer a portion of the payment) in the event that the pending VAT claim against the Mexican government by TFM was successfully resolved prior to the execution by the Mexican government of its "put" rights in certain shares of TFM and the amount of VAT Proceeds received was greater than the purchase price of the "put" shares held by the Mexican government.

        Subsequent to the execution of the Acquisition Agreement, KCS representatives undertook certain activities that we believe jeopardized the economic value to be realized by us and our shareholders from the sale of Grupo TFM. We believe these actions interfered with our ability to realize the Earnout and also created the potential for serious detriment to the value of the KCS shares we were to receive in the transaction.

        On August 18, 2003, our shareholders voted to reject the Acquisition Agreement. In addition, our board of directors met on August 22, 2003 and voted to terminate the Acquisition Agreement. We sent a notice of termination of the Acquisition Agreement to KCS that day. On August 29, 2003, KCS sent a notice of dispute to us and filed a complaint in the Delaware Chancery Court, requesting a preliminary injunction to enjoin us from violating the terms of the Acquisition Agreement pending a subsequent decision by a panel of arbitrators regarding whether the Acquisition Agreement was still in force. KCS simultaneously filed a suit against Grupo TFM and TFM (and its director appointed by Grupo TMM) in Mexico, alleging that Grupo TFM had taken certain actions without fulfilling certain procedural requirements regarding notice of a board of directors meeting. We responded to the action by asserting that Grupo TMM had properly terminated the Acquisition Agreement.

        On October 22, 2003, the Delaware Chancery Court granted KCS's request for an injunction, maintaining the status quo and issued an order requiring us and KCS not to violate any of the terms of the Acquisition Agreement pending arbitration of the issues. On October 31, 2003, KCS filed a demand for arbitration before the American Arbitration Association, pursuant to the Acquisition Agreement's dispute resolution provisions seeking, among other things, a declaration that the Acquisition Agreement was wrongfully terminated and that we breached our obligations thereunder. KCS is seeking specific performance of our obligations under the Acquisition Agreement or, in the alternative, monetary damages in the amount of at least $500 million.

        On November 18, 2003, Grupo TMM filed a response denying KCS's allegations and asserting counterclaims requesting, among other things, declaratory relief in the form of a finding that Grupo TMM properly terminated the Acquisition Agreement and awarding Grupo TMM damages for KCS's breach of the Acquisition Agreement.

        Pursuant to the Acquisition Agreement's dispute resolution provisions, we and KCS each selected one arbitrator, and those two arbitrators jointly selected a third arbitrator. On December 8, 2003, we and KCS participated in a preliminary hearing with the arbitrators during which the arbitrators deliberated whether the issue of the Acquisition Agreement's continued effectiveness should be bifurcated from the other issues in the case. On December 22, 2003, the panel bifurcated the issue of whether Grupo TMM properly terminated the Acquisition Agreement from the other disputed issues between the parties and scheduled a hearing on that issue. On February 2, 3 and 4, 2004, a hearing was held in New York on the issue of whether Grupo TMM's termination was proper. We maintained that we properly terminated the Acquisition Agreement while KCS sought a declaration that the Acquisition Agreement was wrongfully terminated. On February 19, 2004, we and KCS filed post-hearing briefs with the panel. In March 2004, the arbitration panel issued a ruling solely on the issue of the termination of the agreement by Grupo TMM based on the failure of the stockholders to approve the TFM Sale at the stockholder meeting held in August 2003. The panel ruled that the termination on this basis was not effective and that the Agreement remained in effect and binding on the parties unless otherwise terminated in accordance with its terms or by law. The parties have entered into a stipulation under which further arbitration proceedings have been deferred and each party reserved its rights to pursue further proceedings at any time. We cannot predict the ultimate outcome of any further arbitration on the remaining disputed issues. If KCS were to be awarded substantial damages in any such proceeding, it could have a material adverse effect on our business, especially if we are unable to successfully execute the restructuring (although we do not believe such a ruling would directly prevent us from completing the exchange offer, the U.S. prepackaged plan, or the prearranged concurso mercantil).

Other Legal Disputes involving Kansas City Southern

        Several Grupo TFM and TFM board of directors meetings have taken place since August 25, 2003. KCS and certain of its representatives have initiated judicial proceedings in Mexico seeking the nullification of such board meetings. In addition, KCS has initiated another proceeding seeking the nullification of Grupo TFM's November 24, 2003 shareholders' meeting. Finally, Nafta Rail S.A. de C.V. ("Nafta Rail"), an affiliate of KCS, initiated proceedings against us, TMM Multimodal, Grupo TFM, The Bank of New York, as trustee of the Logistics Trust-2000-A, Citibank, N.A., and Maple Trade Finance Corp. among others, seeking the court's declaration of the nullity of the Option Agreement entered into by TMM Multimodal and The Bank of New York, as trustee of the Logistics Trust-2000-A. Defendants have requested that Nafta Rail's claims must be resolved in arbitration and The Bank of New York, Citibank, N.A., and Maple Trade Finance Corp., are in the process of being served. We believe that KCS's claims in this connection are without merit. At present, we have responded to all claims concerning which we have been served. Although we cannot assure the outcome of the proceedings resulting from these claims, we believe that none of the underlying claims initiated by KCS in Mexico, if ultimately determined in favor of KCS, will have a material adverse effect on us, Grupo TFM or TFM.

Other Legal Proceedings

        On September 15, 2003, HFTP Investment, L.L.C., Gaia Offshore Fund Ltd., and Caerus Fund, Ltd. filed a lawsuit against us seeking a declaratory judgment to adjust the exercise price of the note linked securities and the number of American Depositary Shares acquirable upon exercise of the note linked securities acquired by them from us in connection with convertible notes issued by us in April 2002.

        On June 14 2004, Justice Gammerman of the Supreme Court of the State of New York issued partial summary judgment in favor of plaintiffs, finding that the announcement of the sales of the Ports and Terminals and of the Company's interest in Grupo TFM triggered the Company's obligation to adjust the exercise price of the note linked securities and the number of American Depositary Shares acquirable upon exercise thereof. The judge has not ruled on plaintiffs' specific claims for relief, including whether the plaintiffs are entitled to any damages. Further proceedings will be held on those issues. We believe these claims will not have a material adverse effect on our business or operations.

        On September 14, 2001, the Mexican Ministry of Finance and Public Credit notified us of a tax assessment in the amount of ps. 326.0 million (equivalent to approximately $34.0 million dollars), for certain alleged irregularities detected in a tax audit involving the fiscal years 1995 and 1996. Our management believes that such assessment has no merit and has prepared its legal defense accordingly. We have not provided for this contingency in our Financial Statements.

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

        In September 2001, Ferromex filed a legal claim against TFM relating to the payments that TFM and Ferromex are required to make to each other for interline services, trackage and haulage rights. TFM believes that this claim is without merit since (i) such claim is without legal basis and (ii) both companies owed each other payments for interline services, trackage and haulage rights. Accordingly, TFM believes that the outcome of this claim will not have a material adverse effect on its financial condition. On September 25, 2002, the Third Civil Court of Mexico City rendered a judgment in favor of TFM. Ferromex appealed the judgment and TFM prevailed on the appeal. Ferromex then proceeded to the "amparo" proceedings before the Federal Courts of Mexico and obtained a resolution ordering the higher local court to review the case again exclusively with respect to the interline services part of the original claim. The higher local court issued a new ruling which both Ferromex and TFM contested in a new "amparo" proceeding at the Federal Court. Both parties obtained a favorable resolution. On March 22, 2004, the higher local court, in full compliance with the Federal Court resolution, issued a new resolution confirming the ruling issued on September 25, 2002 by the Third Civil Court of Mexico

City in favor of TFM. On April 14, 2004, Ferromex filed a new legal claim ("incidente de repetición de acto reclamado") before the Federal Courts, which TFM is currently vigorously contesting. While TFM believes it is likely to succeed in the latest action before the Federal Courts, TFM cannot assure that it will ultimately prevail.

        In connection with the Ferromex claim, Ferromex temporarily prevented TFM from using certain short trackage rights which TFM has over a portion of its route running from Celaya to Silao, which is the site of a General Motors plant from where TFM transports finished vehicles to the border crossing at Nuevo Laredo. Ferromex was subsequently ordered by the court to resume giving us access, and in October 2001, TFM filed a counterclaim against Ferromex relating to these actions. TFM has also initiated several judicial and administrative proceedings at the Ministry of Transportation to seek the imposition sanctions on Ferromex for violations to the trackage rights in the route from Celaya to Silao, which as of to date have not been resolved.

        TFM has also initiated several administrative and judicial proceedings (including criminal actions) against Ferromex at the Ministry of Transportation and the relevant Federal Courts, in connection with its trackage rights in Altamira, Topo Grande-Chipinque, Guadalajara, Arellano-Chicalote, Ramos Arizpe-Encantada, and Pedro C. Morales-Cerro de la Silla. TFM cannot predict whether it will ultimately prevail on such proceedings.

        In March 2002, the Ministry of Transportation issued its ruling in response to TFM's request, establishing a rate to be charged for trackage rights using the criteria set forth in the Mexican railroad services law and regulations. TFM is appealing the ruling and requesting a suspension of the effectiveness of the ruling pending resolution of its appeal. TFM cannot predict whether it will ultimately prevail. TFM believes that even if the rates established in the ruling go into effect and TFM and Ferromex begin using the long-distance trackage rights over each other's rail line, this will not have a material adverse effect on TFM's results of operations. A separate ruling was issued confirming TFM's right to use the Celaya-Silao stretch of Ferromex track, which was appealed by Ferromex before Federal Courts obtaining the suspension of such ruling. TFM requested and obtained an "amparo" proceeding against such suspension and Ferromex appealed the resolution granting the "amparo" to TFM. On January 9, 2004, the Higher Federal Court confirmed the "amparo" resolution granted to TFM and therefore TFM's right to use the Celaya-Silao stretch of Ferromex track. TFM cannot predict whether it will ultimately prevail in the main procedure regarding TFM's right to use the Celaya-Silao stretch of Ferromex track.

        Both Ferromex and TFM have initiated several judicial and administrative proceedings in connection with the amounts payable to each other for interline services, haulage and trackage rights. Those procedures continue under litigation and therefore are pending of final resolution.

        In December 2001, disputes arose between us and KCS resulting from a dividend declaration by Grupo TFM and a lease transaction between TFM and Mexrail involving the international rail bridge in Laredo, Texas. KCS and KCS initiated legal actions in the State of Delaware and in Mexico. Preserving our respective interpretations of the operative agreements in connection with our dispute over the sale of Mexrail, we and KCS reached an agreement pursuant to which we and KCS sold our equity interests in Mexrail to TFM for $32.6 million and $31.4 million, respectively. As a result, Mexrail became a consolidated subsidiary of TFM and a restricted subsidiary under the respective indentures governing TFM's notes. We and KCS also agreed to discontinue the litigation on these matters in Delaware and in Mexico. Furthermore, the dividend declared by Grupo TFM was nullified in Mexico, and accordingly, the dividends paid to us, KCS, Nafin and FNM have been returned to Grupo TFM.

        We are a party to various other legal proceedings and administrative actions, all of which are of an ordinary or routine nature and incidental to our operations. Although it is impossible to predict the outcome of any legal proceeding, in the opinion of our management, such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on our financial condition, results of operations or liquidity. For information regarding our pending tax assessment, see Note 17 to our Financial Statements.

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

B.    Significant Changes

        See Item 4 "Information on the Company—Business Overview—Recent Developments."

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

        The Series A Shares have been traded on the Bolsa since December 1980. In June 1992, CPO ADSs, each representing one CPO, each in turn representing financial interest in one Series A Share, were issued by the Depositary, as depositary, as part of an initial public offering and commenced trading on the NYSE. As of April 30, 2004, of the 56,963,137 outstanding Series A Shares 48,451,216 were held in the form of ADSs.

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

        In May 1993, we issued our 9 1/4% Notes and in November 1996, we issued our 10% Senior Notes. As a result of the consent solicitation, the interest rates on these notes was increased to 9 1/2% and 10 1/4%, respectively. All issues of Notes are traded on the NYSE. See Item 5—"Operating and Financial Review and Prospects—Indebtedness."

        The tables below set forth, for the periods indicated, the reported high and low prices on the Mexican Stock Exchange and on the NYSE for the Series A Shares and Series L Shares and the CPO ADSs and L Share ADSs, respectively. Information of Company's Series L Shares in the Mexican Stock Exchange and in the New York stock exchange is reported until September 12th, 2002, as per our share reclassification.

Mexican Stock Exchange
Price per Share
(Pesos)

	A Shares		L Shares
Previous five years:
	High	Low	High	Low
1999	66.50	24.00	62.00	22.10
2000	93.00	42.00	103.00	39.00
2001	123.85	47.30	128.38	48.80
2002(1)	106.00	51.60	106.40	56.00
2003	55.00	16.61	*	*

(1)
Series L Shares information through September 12, 2002

*
N.A.

Mexican Stock Exchange
Price per Share
(Pesos)

	A Shares		L Shares
Previous two years (by quarter):
	High	Low	High	Low
2002:
First Quarter	95.50	75.00	95.00	75.00
Second Quarter	106.00	70.00	106.40	69.94
Third Quarter(1)	72.00	56.00	66.30	56.00
Fourth Quarter	75.00	51.60	*	*
2003:
First Quarter	56.90	33.50	*	*
Second Quarter	45.00	16.61	*	*
Third Quarter	40.00	23.50	*	*
Fourth Quarter	48.00	35.00	*	*
2004:
First Quarter	47.50	33.00	*	*

(1)
Series L Shares information through September 12, 2002

*
N.A.

Mexican Stock Exchange
Price per Share
(Pesos)

	A Shares
Previous six months:
	High	Low
December 31, 2003	48.00	39.94
January 31, 2004	47.00	45.00
February 29, 2004	45.00	40.00
March 31, 2004	36.50	33.00
April 30, 2004	30.00	29.00
May 30, 2004(1)	29.00	29.00

(1)
Shares did not trade in the Mexican Stock Market during the month of May

Source: InfoSel Financiero

New York Stock Exchange
Price per Share
(Dollars)

	CPO ADS		L Shares ADS
Previous five years:
	High	Low	High	Low
1998	7.25	2.50	8.19	3.00
1999	6.75	2.31	7.31	2.38
2000	10.38	4.19	11.13	4.50
2001	13.60	4.00	13.95	4.61
2002(1)	11.23	4.60	11.50	4.95
2003	5.43	1.45	*	*

(1)
Series L Shares information through September 12, 2002

*
N.A.

New York Stock Exchange
Price per Share
(Dollars)

	CPO ADS		L Shares ADS
Previous two years (by quarter):
	High	Low	High	Low
2002:
First Quarter	9.75	7.55	11.25	7.60
Second Quarter	11.23	6.50	11.50	6.75
Third Quarter(1)	7.25	4.95	7.23	4.95
Fourth Quarter	7.70	4.60	*	*
2003:
First Quarter	5.43	2.83	*	*
Second Quarter	4.34	1.45	*	*
Third Quarter(1)	3.80	2.82	*	*
Fourth Quarter	4.39	3.13	*	*
2004:
First Quarter	4.56	2.74	*	*

(1)
Series L Shares information through September 12, 2002

*
N.A.

New York Stock Exchange
Price per Share
(Dollars)

	CPO ADS
Previous six months:
	High	Low
December 31, 2003	4.39	3.13
January 31, 2004	4.56	3.93
February 28, 2004	4.28	3.20
March 31, 2004	3.48	2.74
April 30, 2004	3.23	2.40
May 30, 2004	3.10	2.45

Source NYSE—Price history composite

B.    Plan of Distribution

        Not applicable.

C.    Markets

        Our Series A Shares trade on the Mexican Stock Exchange and on the NYSE. Our 9 1/2% Notes due 2003 and our 10 1/4% Senior Notes due 2006 are listed on the NYSE and are currently in default.

D.    Selling Shareholders

        Not applicable.

E.    Dilution

        Not applicable.

F.     Expenses of the Issue

        Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.    Share Capital

        Not applicable.

B.    Memorandum and Articles of Association

        The following is a summary of the provisions of the Estatutos Sociales (By-laws) of Grupo TMM and is qualified in its entirety by the actual provisions within the bylaws themselves and applicable provisions of the General Law of Mercantile Companies and the Mexican Securities Market Laws. For a description of the provisions of our Bylaws relating to our Board of Directors, Executive Committee and statutory auditors. See Item 6—"Directors, Senior Management and Employees."

Organization and Register

        We were incorporated in the United Mexican States as a sociedad anónima, as evidenced by public deed number 26,225 dated August 14, 1987. We amended our Estatutos Sociales on August 29, 2002 in connection with the reclassification of our Series A and Series L Shares.

        The stated duration of the Company is ninety-nine years following the date of its incorporation, which term may be extended one or more times by resolution of our shareholders adopted in an extraordinary shareholders' meeting.

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

Board Of Directors

        Our business and affairs are managed by the board of directors, which consists of not more than twenty or less than five persons, provided that at least twenty-five percent of the directors are independent. Our directors are elected annually at the annual general meeting of shareholders. Each director (whenever elected) holds office until the next annual general meeting of shareholders following his or her election and until his or her successor is elected and qualified or until his or her earlier resignation or removal.

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

Capital Stock

        Our authorized capital stock consists of 67,463,137 Series A Shares, of which 56,963,137 Series A Shares are issued and outstanding. The Series A Shares vote together on all matters. Each Series A Share has one vote per share.

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

Shareholders' Meetings

        Shareholders are entitled to vote on all matters at ordinary or special shareholders' meetings. The board of directors will convene an annual shareholders' meeting at least once a year on the date determined by the board of directors within the first four (4) months following the closure of the fiscal year. In addition to dealing with the matters included on the agenda, the shareholders' meeting should discuss, approve or modify the report of the board of directors and the report of the examiners referred to in the General Law of Mercantile Companies, ("Ley General de Sociedades Mercantiles") related to the day to day course of business, the general balance sheet, the statement of income, the statement of changes in financial position and the statement of the change in stockholder equity for such fiscal year, of the company as well as of those mercantile or civil companies in which the company has a majority participation, when the value of the investment in each case exceeds twenty percent (20%) of the net worth of the company, as provided under the statement of financial position of the company at the close of the corresponding fiscal year. Such meeting shall also be in charge of naming the directors and examiners for the next fiscal year as well as determining their compensations. All notices of shareholders' meetings shall be published once in the official newspaper of the domicile of the Company and in one of the newspapers of major circulation in such domicile, at least fifteen (15) days prior to the date programmed for the Meeting to be held. In order for the ordinary shareholders' meetings to be considered legally convened as a result of the first call, at least half of the capital stock in circulation at that time must be represented therein and the resolutions of such Meeting shall be valid when passed by a majority of the votes present.

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

        We contributed Series A Shares of our capital stock to the Master Neutral Investment Trust (Fideicomiso Maestro de Inversion Neutra) (the "CPO Trust") established with a 30-year term by Nacional Financiera, S.N.C. (the "CPO Trustee") on November 24, 1989. The CPO Trustee authorized the issuance of non-redeemable ordinary participation certificates (certificados de participación ordinarios no amortizables) ("CPOs") that correspond to our Series A Shares. One CPO may be issued for each of our Series A Shares contributed to the CPO Trust. CPOs constitute separate negotiable instruments different and apart from our Series A Shares, and afford to their holders only economic rights attaching to Series A Shares. Consequently, holders of CPOs are not entitled to exercise any voting rights with respect to the Series A Shares held in the CPO Trust. Such voting rights are exercisable only by the CPO Trustee, which is required by the terms of the CPO Trust to vote such Series A Shares in the same manner as holders of a majority of the outstanding Series A Shares not held in the CPO Trust and voted at the relevant meeting.

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

        Pursuant to applicable law, we will indemnify any person made or threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person, or a person of whom he or she is the legal representative, is or was our director, officer or agent or any of our predecessors, or serves or served any other enterprise as a director, officer or agent at our request or any of our predecessors. We are required to pay any expenses reasonably incurred by a director or officer in defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it ultimately is determined that he or she is not entitled to be indemnified by us under applicable law. We may, by action of our board of directors, provide for the payment of such expenses incurred by our employees, officers, directors and agents as it deems appropriate.

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

C.    Material Contracts

        See Item 5—"Operating and Financial Review and Prospects—Liquidity and capital Resources—Indebtedness."

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

        For purposes of this summary, a "U.S. holder" generally is any holder of any of our securities who or which is (i) a citizen or resident of the United States, (ii) a corporation, partnership, or other entity created or organized in or under the laws of the United States, or any political subdivision thereof; (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of source; or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

        For purposes of Mexican taxation, an individual is a resident of Mexico if he has established his home in Mexico, unless he has a home both, in Mexico and abroad, in such case an individual will be considered to be a resident in Mexico if the individual's "center of vital interests" is in Mexico. For these purposes, the center of vital interests will be considered to be located in Mexico, among other cases, if either (i) more than 50% of the individual's total income in a calendar year is derived from a source in Mexico, or (ii) the main center of the individual's professional activities is located in Mexico. Any individual of Mexican Nationality who is employee of any political subdivision, even if the individual's center of vital interests is located abroad. A legal entity is a resident of Mexico if it has been incorporated under the laws of Mexico, or if it has located in Mexico its principal administration or the place of its effective management. If a legal entity or an individual is deemed to have a permanent establishment in Mexico for Mexican federal tax purposes, all income attributable to such permanent establishment will be subject to Mexican federal taxes, in accordance with applicable laws. A non-resident of Mexico is an individual or corporation that does not satisfy the requirements to be considered a resident of Mexico for Mexican federal tax purposes.

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

        The description of the United States federal income and Mexican tax laws set forth below is based on the laws in force as of the date of this annual report and is subject to any changes in applicable United States or Mexican tax laws. The governments of the United States and Mexico ratified an income tax treaty and a protocol (together the "Tax Treaty") which came into effect on January 1st, 1994, as well as, the second Protocol which came in force as of July 3rd, 2003. The Tax Treaty incorporates by reference the agreement between the two countries that was in force prior to 1994, which called for the exchange of tax information.

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

        If the foregoing conditions are not met and the sale or other disposition of our Series A Share ADSs is made by a non-resident U.S. holder on any other exchange, the sale or disposition will be subject to a 25% Mexican income tax on the gross proceeds, unless a non-resident U.S. holder meets certain requirements and elects to be taxed at a rate of 33% on the net gain realized on the sale, as determined pursuant to Mexican tax.

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

        Dividends—Distributions paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) with respect to our ADSs will be includible in the gross income of a U.S. holder as ordinary income when the distributions are received by the depositary and will not be eligible for the dividends received deduction otherwise allowable to U.S. holders that are corporations. To the extent that a distribution exceeds earnings and profits, it will be treated first as a return of the U.S. holder's tax basis to the extent of such tax basis, and then as gain from the sale or disposition of a capital asset. A U.S. holder must include in gross income as ordinary income the gross amount of the dividends, including any Mexican tax withheld there from, without regard to whether any portion of such tax may be refunded to the U.S. holder by the Mexican tax authorities. The amount of any dividend paid in Pesos will equal the U.S. dollar value of the Pesos received, calculated by reference to the exchange rate in effect on the date the distribution is includible in income, regardless of whether the Pesos are converted into U.S. dollars. In addition, U.S. holders may recognize a foreign currency gain or loss (generally treated as an ordinary gain or loss) upon the disposition of the Pesos measured by the difference between such U.S. dollar value and the amount realized on the disposition. Distributions generally will constitute foreign source "passive income" (or, in the case of some holders, "financial services income") for U.S. foreign tax credit purposes.

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

Passive Foreign Investment Company Rules

        If we are, or were in the future to become, a "passive foreign investment company" for United States federal income tax purposes, United States Holders that own ADS's or our stock generally will be subject to special United States tax rules that would differ in certain respects from the tax treatment described above. We do not believe that we are currently a passive foreign investment company for United States federal income tax purposes. However, passive foreign investment company status is determined annually based on the composition of our assets and income from time to time. As a result, our passive foreign investment company status may change. In general, if 50% or more of our assets are "passive assets," or 75% or more of our income is "passive income" we would be a passive foreign investment company. Passive assets generally include any interest in another corporation in which we own less than a 25% interest (by value). Thus, a reduction in our ownership interest in TFM, for example, as a result of sales of shares in TFM or any of our subsidiaries through which we own shares, could result in our interest in TFM being considered a passive asset. If this were to occur, we likely would become a passive foreign investment company.

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

        If a U.S. holder makes this mark-to-market election, such holder will be required in any year in which we are a PFIC to include as ordinary income the excess of the fair market value of its ADSs at year-end over its basis in those ADSs. In addition, any gain a U.S. holder recognizes upon the sale of its ADSs will be taxed as ordinary income in the year of sale. Alternatively, if we provide the necessary information, a U.S. holder may elect to treat its ADSs as an interest in a "qualified electing fund." The "QEF election" is available only if we comply with applicable information reporting requirements, and we have not yet determined whether we can or will do so. If a U.S. holder makes this "QEF election," such holder will be required to include in income its proportionate share of our income and net capital gain in years in which we were a PFIC, but any gain that such holder subsequently recognizes upon the sale of its ADSs generally will be taxed as capital gain. Dividends paid by a PFIC to individuals are not eligible for the reduced tax rate applicable to dividends of qualified foreign corporations.

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

        If the above-mentioned requirements are not met, the Mexican withholding tax rate will be 10%.

  •
  Neither 4.9% nor 10% rate will be applied if owners of more than 10% of our voting stock or entities in which we own more than 20% of the voting stock do not beneficially receive (as determined under Mexico's income tax laws) more than 5% of the aggregate interest paid on the relevant series of our Notes. Ownership of stock includes direct and indirect ownership, as well as ownership by related parties. In such case, the withholding tax will be 33%.

  •
  The Ministry of Finance and Public Credit issued the rule 3.23.8 which contains the information requirements for the application of the 4.9% withholding tax rate which is in force until March 31st, 2005. We expect that this rule will be extended or that a substantially similar successor of such rule will be published; however we cannot assure you that this will happen. In any case, we expect to satisfy the information requirements, and accordingly, expect that the 4.9% withholding tax rate will apply.

        Under the Tax Treaty, the Mexican withholding tax rate applicable to interest payments made to non-resident U.S. holders that are eligible for benefits under the Tax Treaty will be limited to either:

  •
  15%; or

  •
  4.9% in the event that:

  (i)
  our Notes are considered to be regularly and substantially traded on a recognized securities market as defined by the Protocol of the Tax Treaty

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

        Additionally, entities directly owned by pension and retirement funds will be exempt from Mexican withholding tax, provided that, certain requirements established in the Mexican Income Tax Law are duly complied with.

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

United States Income Tax Considerations:

        Interest—The gross amount of interest (including Additional Amounts paid in respect of Mexican withholding taxes, as discussed above) accrued or received in respect of the Notes generally will be includible in the gross income of U.S. holders in accordance with their regular method of tax accounting and original issue discount, if any, will be included on a yield to maturity basis. Such income generally will be treated as foreign source income for United States federal income tax purposes. In general, a U.S. holder may elect to claim, subject to certain limitations, either a deduction or a credit in computing its United States federal income tax liability for Mexican taxes withheld from interest and Additional Amounts paid on the Notes. Interest on our notes generally will constitute foreign source "passive income" (or, in the case of some holders, "financial services income") for U.S. foreign tax credit purposes.

        Capital Gains—Subject to the market discount roles discussed below, a U.S. holder that owns the Notes as capital assets will recognize gain or loss for United States federal income tax purposes upon a sale or other disposition of the Notes in an amount equal to the difference between the amount realized and the U.S. holder's tax basis in the Notes. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if, at the time of such sale or other disposition, the Notes have been held for more than 12 months; or short-term capital gain or loss if at such time the Notes have been held for not more than 12 months. Under current law, net capital gains of individuals are, under certain circumstances, taxed at lower rates than items of ordinary income. With respect to sales occurring on or after May 6, 2003, but before January 1, 2009, the maximum long-term capital gain tax rate for an individual U.S. Holder is 15%. For sales occurring before May 6, 2003, or after December 31, 2008, under current law the maximum long-term capital gain rate for an individual U.S. Holder is 20%. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. holder upon the sale or other disposition of the Notes generally will be treated as gain or loss from sources within the United States for United States federal income tax purposes.

        Market Discount—A U.S. holder that purchases a Note at a market discount generally will be required to treat payments other than interest payments and any gain on the sale or retirement of the Note as ordinary income to the extent of the accrued market discount not previously included in income. Unless a de miminis rule applies, market discount is the amount by which the U.S., holder's basis in a purchased note immediately after purchase (which generally equals the U.S. holder's purchase price) is less than the note's stated redemption price at maturity; or in the case of notes issued with original issue discount, the note's revised issue price. (The revised issue price of a Note is its initial issue price increased by the amount of original issue discount includible in the gross income of previous holders.) Market discount on a Note will accrue, at the election of the U.S. holder, either ratably or at a constant yield to maturity. The U.S. holder may elect to take market discount into income as it accrues. This election to include market discount in income currently, once made, applies to all market discount obligations acquired in or after the first taxable year to which the election applies. It may not be revoked without the consent of the Internal Revenue Service. A U.S. holder may be required to defer deductions for all or a portion of the interest expense attributable to debt incurred or continued to purchase a Note with market discount.

        Amortizable Bond Premium—A U.S. holder that purchases a Note for more than its stated redemption price at maturity may elect to amortize the bond premium. If a U.S. holder makes such an election, the amount of interest on the Note otherwise required to be included in the U.S. holder's income will be reduced each year by the amount of amortizable bond premium allocable to such year on a constant yield to maturity basis (except to the extent regulations may provide otherwise). Amortized bond premium will reduce the U.S. holder's tax basis in the Note by the amount of the premium amortized in any year. An election to amortize bond premium will thereafter apply to bond premium on certain other debt instruments that the U.S. holder then owned or thereafter acquired at a premium, and the election may have different tax consequences depending on when the debt instruments were issued or acquired. Special rules apply to certain Notes payable in or by reference to a foreign currency. A U.S. holder should consult its tax adviser before making an election to amortize bond premium.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risks

        A majority of the Company's revenues and expenses are denominated in U.S. dollars. However, occasionally the Company uses currency derivatives to manage the alternating levels of exposure it has in foreign currencies. These derivatives would allow the company to offset an increase in operating and/or administrative expenses arising from foreign currency appreciation or depreciation against the U.S. dollar, as well as changes in the level of inflation in Mexico, which has a substantial impact on its Mexican peso denominated expenses.

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

Interest Rate Sensitivity

        The table below provides information about the Company's debt obligations. For debt obligations, the table represents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in thousands of U.S. dollars, which is the Company's reporting currency. In 2003, the Company did not entered into any interest rate-hedging transactions.

Breakdown of Fixed and Variable Rates of Financial Obligations(1)(2)
(Thousands of Dollars)

Liabilities	2004*	2005	2006	2007	Thereafter	Total	Fair Value
Long-Term Debt
Fixed Rate	$377,968	$151	$0.00	$150,000	$623,501	$1,151,619	$1,123,449
Average Interest Rate	11.06%	11.63%	11.63%	11.63	12.13%	11.06%	**
Variable Rate	$122,807	$37,642	$36,571	$0.00	$0.00	$197,021	$197,021
Average Interest Rate	2.83%	4.04%	3.97%	**	**	2.86%	**

(1)
Information as of December 31, 2003.

(2)
Information includes that of TFM.

*
This information relates to short-term debt.

**
Not applicable

Derivatives Exposure

        As of December 31, 2003, we had two outstanding derivative instruments: (i) the GM Put Option with an estimated fair market value of $33.4 million and a strike price of $29.7 million; and (ii) the Mexican government's Put Option with an estimated fair market value of $475.6 million and a strike price of $469.4 million. This strike price is subject to change based on interest, inflation and exchange rate fluctuations and therefore, may vary in future years. Additionally, as of December 31, 2003 TFM had certain currency derivatives.

Exchange Rate Sensitivity

        The table below provides information about TFM's currency derivative transactions by functional currency and presents such information in dollar equivalents. The table summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates, including foreign currency forward contracts. For these foreign currency contracts, the table presents the notional amounts and weighted average strike prices by contractual maturity dates. These notional amounts are generally used to calculate the payments to be exchanged under the contract.

Expected Maturity Date
(Thousands of Dollars)

	2004	2005	2006	Thereafter	Total	Fair Value
Currency Derivatives
US Call Option	$11,758	—	—	—
US Call Option	$1,700	—	—	—
Average Forward Price (Pesos per Dollar)	$12.94	—	—	—

Note: the premium paid for these operations was US$290,000.

Commodity Price Sensitivity

        The Company holds an inventory of goods, and specifically diesel fuel, which could be subject to price changes in the commodities markets. Although the Company purchases its diesel fuel and ship bunker fuel on a spot basis within Mexico, these purchases are exposed to changes in the international energy commodity prices. In the past, the Company has entered into diesel fuel and other energy commodity derivatives to manage these changes. As of December 31, 2003, we did not have any outstanding derivatives swap contracts regarding this exposure.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        As of December 31, 2003, we were in default under the following obligations: (i) $176.9 million principal amount of 2003 notes which became due on May 15, 2003 (we did not make the payment of principal amount thereof nor the accrued interest on the due date, and a result we are in default under the terms of the 2003 notes, which default resulted in a cross-default under the 2006 notes); (ii) $200.0 million principal amount of 2006 notes (we are in cross-default due to the default on our 2003 notes as well as a payment default on interest due); (iii) payments of interest on the existing notes amounting to $45.7 million became due on May 15, 2003, and November 15, 2003 and (iv) outstanding commercial paper and obligations for sale of receivables amounting to $85.0 million and $15.3 million which will become effective September 2004, and on a monthly basis during 2004, respectively. In addition, during the year ended December 31, 2003, we incurred a net loss of $86.7 million, and at December 31, 2003, we had an excess of current liabilities over current assets of $497.0 million and a deficit of $68.0 million. Moreover, we defaulted on interest payments on our existing notes on May 15, 2004 in the amount of $22.8 million.

        Furthermore, the obligations represented by the certificates under our securitization facility are currently in default as a result of the default under the 2003 notes and 2006 notes. To date, however, neither the trustee nor the holders of certificates has provided notice of an event of default rapid amortization event, although they may do so at any time. On August 19, 2003 and on December 29, 2003, we and certain subsidiaries entered into amended and restated agreements relating to our securitization facility expanding the outstanding amount under such facility to a total of $76.3 million. On May 25, 2004, and on June 10, 2004, we and certain subsidiaries amended the securitization facility to adjust the net outstanding amount under the securitization facility to $78.2 million under the same terms and conditions existing prior to such adjustment.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        See Item 4—"Information on the Company—Business Overview—Reclassification of Series A and Series L Shares."

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

ITEM 16. AUDIT COMMITTEE FINANCIAL EXPERTS

A.    Audit Committee Financial Experts

        None of the members of the audit committee are independent financial experts, as foreign private issuers are not required to have an independent financial expert until July 31, 2005. See Item 6C—"Directors, Senior Management and Employees—Audit Committee."

B.    Code of Ethics

        See Item 6C—"Directors, Senior Management and Employees—Code of Ethics."

C.    Principal Accounting Fees and Services

        The following tables reflects our principal accounting fees and services for the years 2002 and 2003.

GRUPO TMM, S.A.
Summary of Auditors' Payments
(in thousands of Dollars)

	As of December, 31
	2002	2003
Audit Fees(a)	$1,214.5	$899.4
Audit—Related Fees(b)	293.5	264.3
Tax Fees(c)	110.4	698.9
Other Fees(d)	267.1	1.6

Total(e)	$1,885.5	$1,864.2

(a)
Audit Fees.—Fees relates to the review of our Annual Financial Statements and Annual Report filed with the SEC.

(b)
Audit—Related Fees.—Fees related to the review of certain Reports required by the Company in connection with transaction such as mergers, exchange offers, and other related Reports, that are required to be filed with the SEC.

(c)
Tax Fees.—Fees related to specific tax advise related issues, in compliance with the applicable tax laws in Mexico.

(d)
Other Fees.—Fees related to the compliance of foreign trade regulations; supervision in the update of the Company's systems platform, in compliance with applicable regulations.

(e)
The Total amount does not include Mexican tax (Impuesto al Valor Agregado or "IVA").

        The Company's Audit Committee pre-approves the fees on the diverse services provided by the independent auditor, in accordance with the Company's policies and procedures.

PART III

ITEM 17. FINANCIAL STATEMENTS

        Not applicable.

ITEM 18. FINANCIAL STATEMENTS

(a)
See pages F-1 to F-79.

ITEM 19. EXHIBITS

        Documents filed as exhibits to this Annual Report:

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
8.1*	List of Subsidiaries
11.1*	Computation of earnings per share (IFRS & U.S. GAAP).
12.1*	Computation of ratio of earnings to fixed charge (IFRS & U.S. GAAP).
12.2*	Section 302 Certification of Chief Executive Officer
12.3*	Section 302 Certification of Chief Financial Officer
13.1*	Section 906 Certification of Chief Executive Officer
13.2*	Section 906 Certification of Chief Financial Officer

*
Filed herewith.

SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, we certify that we meet all of the requirements for filing this annual report and have duly caused this annual report to be signed on or behalf by the undersigned, thereunto duly authorized.

GRUPO TMM, S.A.
By:	/s/ JUAN FERNÁNDEZ GALEAZZI Juan Fernández Galeazzi Attorney-in-fact

Date:    June 30, 2004.

GRUPO TMM, S. A.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001, 2002 AND 2003

INDEX

Contents	Page
Report of Independent Auditors	F-2 and F-3
Consolidated Financial Statements:
Balance Sheets	F-4
Statements of Income	F-5
Statements of Changes in Stockholders' Equity	F-6
Statements of Cash Flows	F-7 and F-8
Notes to the Consolidated Financial Statements	F-9 to F-79

REPORT OF INDEPENDENT AUDITORS

Mexico City, April 7, 2004, except for Note 20, which is dated June 24, 2004

To the Board of Directors and Stockholders of
Grupo TMM, S. A.
(amounts in thousands of US dollars)

1.
We have audited the accompanying consolidated balance sheets of Grupo TMM, S. A. and subsidiaries ("Grupo" or the "Company"), as of December 31, 2003 and 2002, and the related consolidated statements of income, of changes in stockholders' equity and of cash flows for each of the three years in the period ended December 31, 2003, all expressed in US dollars. These consolidated financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

2.
We conducted our audits in accordance with International Auditing Standards and Auditing Standards Generally Accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with International Financial Reporting Standards. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.
In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of Grupo as of December 31, 2003 and 2002, and the consolidated results of their operations, the changes in their stockholders' equity and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with International Financial Reporting Standards.

4.
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the consolidated financial statements, the Company's outstanding 2003 notes, amounting to $176,875 matured on May 15, 2003, and the Company did not make the payment of the principal amount thereof nor the accrued interest on the due date. As a result, Grupo is in default under the terms of the 2003 notes, and such default has resulted in a cross default under the 2006 notes amounting to $200,000; and under certain other obligations of the Company and its subsidiaries. Moreover, Grupo failed to make the payments of interest on the obligations on May 15, 2003 and November 15, 2003 amounting to $45,739 resulting in a default of the 2003 and 2006 notes. In addition, at December 31, 2003, as discussed in Notes 7 and 9 to the consolidated financial statements, the Company's outstanding commercial paper and obligations for sale of receivables amounting to $85,000 and $15,257 will become effective in September, 2004, and on a monthly basis during 2004, respectively. The Company is currently negotiating with its creditors to restructure the terms and conditions of its obligations. During the year ended December 31, 2003, Grupo incurred a net loss of $86,662, and at December 31, 2003 had an excess of current liabilities over current assets of $497,041 and a deficit of $67,970. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are described in Note 7. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

5.
International Financial Reporting Standards vary in certain significant respects from Accounting Principles Generally Accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 18 to the consolidated financial statements.

PricewaterhouseCoopers

Alberto Del Castillo V. Vilchis
Audit Partner

GRUPO TMM, S. A.

CONSOLIDATED BALANCE SHEETS
(Notes 1, 2, 3 and 7)

(amounts in thousands of US dollars)

	December 31,
	2002	2003
Assets
Current Assets:
Cash and cash equivalents	$61,326	$68,761
Restricted cash (Note 9)	4,291	5,866
Clients	138,490	138,839
Related parties (Note 11)	546	2,143
Other accounts receivable—Net	65,128	61,785
Taxes recoverable	90,693	65,326
Materials and supplies	25,995	21,294
Other current assets	14,847	15,141

Total current assets	401,316	379,155
Related parties (Note 11)	30,336
Long-term account receivable	1,388	1,350
Concession rights and related assets—Net (Note 4)	1,231,881	1,179,634
Property, machinery and equipment—Net (Note 5)	757,811	730,413
Other assets (Note 6)	13,851	18,008
Equity investments (Note 3k.)	22,438	22,212
Deferred income taxes (Note 14)	220,675	146,010

Total assets	$2,679,696	$2,476,782

Liabilities and stockholders' equity
Short term liabilities:
Current portion of long-term debt (Note 7)	$213,954	$566,947
Suppliers	78,805	99,923
Interest payable	10,744	51,525
Accounts payable and accrued expenses	100,025	131,699
Related parties (Note 11)	32,695	10,845
Obligations for sale of receivables (Note 9)	48,784	15,257
Convertible notes (Note 10)	10,866

Total short-term liabilities	495,873	876,196

Long-term debt (Note 7)	1,166,889	748,214
Dividends payable	9,803	9,803
Reserve for pensions and seniority premiums (Note 16)	12,236	10,348
Obligations for sale of receivables (Note 9)	32,357	54,808
Other long-term liabilities	57,206	46,020

Total long-term liabilities	1,278,491	869,193

Total liabilities	1,774,364	1,745,389

Minority interest	765,482	678,205

Commitments and contingencies (Note 17)
Subsequent events (Note 20)
Stockholders' equity (Note 12):
Common stock	121,158	121,158
Retained earnings (deficit)	36,449	(50,213)
Initial accumulated translation loss	(17,757)	(17,757)

Total stockholders' equity	139,850	53,188

Total liabilities and stockholders' equity	$2,679,696	$2,476,782

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO TMM, S. A.

CONSOLIDATED STATEMENTS OF INCOME
(Notes 1, 2 and 11)

(amounts in thousands of US dollars, except per share amounts)

	Year ended December 31,
	2001	2002	2003
Transportation revenues	$1,000,092	$1,008,616	$938,043

Costs and expenses:
Salaries, wages and employee benefits	197,754	215,074	208,706
Car hire and other rents	189,866	184,423	176,538
Purchased services	152,286	167,737	150,635
Fuel, material and supplies	74,281	60,624	77,381
Other costs	93,443	89,355	87,560
Depreciation and amortization	103,319	107,410	100,206

	810,949	824,623	801,026

Income on transportation	189,143	183,993	137,017

Net gain on the sale of the port business (Note 2)			62,660

Other income (expenses)—Net (Note 13)	26,769	(35,192)	(95,327)

Operating income	215,912	148,801	104,350

Interest income	15,933	8,399	11,142
Interest expense	(141,103)	(163,430)	(173,860)
Exchange income (loss)—Net	2,172	(20,033)	(17,985)

Net financing cost	(122,998)	(175,064)	(180,703)

Income (loss) before income taxes and minority interest	92,914	(26,263)	(76,353)
Benefit (provision) for income taxes (Note 14)	7,150	(19,801)	(41,557)

Income (loss) before minority interest	100,064	(46,064)	(117,910)
Minority interest	(91,139)	3,455	31,248

Net income (loss) for the period	$8,925	$(42,609)	$(86,662)

Net income (loss) for the period per share (Notes 3s. and 12)	$0.477	$(0.748)	$(1.521)

Weighted average number of shares outstanding (thousands) for the period	18,694	56,963	56,963

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO TMM, S. A.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(Notes 1, 2 and 12)

(amounts in thousands of dollars)

	Number of common shares outstanding	Common stock	Retained earnings (Deficit)		Initial accumulated translation loss	Total
Balance at January 1, 2001	17,441,590	$29,900	$(2,764)		$(17,757)	$9,379
Capital stock increase of December 7, 2001	4,412,914	33,411				33,411
Capital stock spin-off of December 7, 2001		(7,738)				(7,738)
Capital stock increase of December 21, 2001	35,108,633	65,585				65,585
Other effects of merger (Note 1)			67,369			67,369
Net income for the period			8,925			8,925

Balance at December 31, 2001	56,963,137	121,158	73,530		(17,757)	176,931
Convertible warrant (Note 10)			5,528			5,528
Net loss for the period			(42,609)			(42,609)

Balance at December 31, 2002	56,963,137	121,158	36,449		(17,757)	139,850
Net loss for the period			(86,662)			(86,662)

Balance at December 31, 2003	56,963,137	$121,158	$(50,213	)(1)	$(17,757)	$53,188

(1)
Includes $4,172 of statutory reserve.

The accompanying notes are an integral part of these consolidated financial statements.

	Year ended December 31,
	2001	2002	2003
Cash flows from operating activities:
Net income (loss) for the period	$8,925	$(42,609)	$(86,662)

Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	103,319	107,410	100,206
Other amortizations	7,647	12,609	12,925
Amortization of discount on senior secured debentures, obligations and commercial paper	49,531	29,832	1,624
(Benefit) provision for income taxes	(7,150)	19,801	41,557
Minority interest	91,139	(3,455)	(31,248)
Loss on sale of property, machinery and equipment—Net	6,928	4,075	8,793
Loss on sale of other subsidiaries			20,208
Gain on transfer of concession rights—Net	(60,744)
Gain on sale of port business			(62,660)
Changes in assets and liabilities:
Restricted cash	(1,637)	(2,654)	(1,575)
Accounts receivable	(39,695)	9,291	(8,086)
Other accounts receivable and related parties	(44,389)	(25,053)	(4,564)
Material and supplies	508	3,107	3,498
Other current assets	930	(1,877)	(803)
Accounts payable and accrued expenses	2,998	5,688	97,070
Other non-current assets and long-term liabilities	(18,244)	(18,459)	(18,186)

Total adjustments	91,141	140,315	158,759

Net cash provided by operating activities	100,066	97,706	72,097

Cash flows from investing activities:
Sale of property, machinery and equipment	11,808	4,299	9,948
Acquisition of property, machinery and equipment	(105,907)	(106,971)	(81,108)
Sales of shares of subsidiaries	2,543		112,368
Acquisitions of associated companies	(4,422)
Acquisition of subsidiary shares		(200,251)

Net cash (used in) provided by investing activities	(95,978)	(302,923)	41,208

GRUPO TMM, S. A.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(Notes 1 and 2)

(amounts in thousands of US dollars)

	Year ended December 31,
	2001	2002	2003
Cash flows from financing activities:
Payments under capital lease obligation	(4,292)	(372)	(1,131)
Bank borrowings—Net	(864)	122,011	(20,074)
Payments under commercial paper	(55,000)	(659,001)	(148,744)
Proceeds from commercial paper	29,844	464,004	95,794
Senior notes proceeds		177,491
Convertible notes proceeds (payments)—Net		13,295	(13,295)
Cash received (paid) from sale of accounts receivable—Net	23,931	64,702	(10,420)
Dividends paid to minority stockholders	(5,773)	(1,578)	(8,000)
Other	1,734

Net cash (used in) provided by financing activities	(10,420)	180,552	(105,870)

Net (decrease) increase in cash and cash equivalents	(6,332)	(24,665)	7,435
Cash and cash equivalents at beginning of the period	92,323	85,991	61,326

Cash and cash equivalents at end of the period	$85,991	$61,326	$68,761

Supplemental cash disclosures:
Interest paid	$73,192	$107,541	$105,701

Income tax and asset tax paid	$1,943	$1,741	$2,615

Non-cash transactions:
Convertible notes		$5,528

Due from Mexican Government	$81,892	$(93,555)

Assets acquired through capital lease obligations	$2,448	$750	$120

Capital stock increase	$98,996

Capital stock spin-off	$(7,738)

Other effects of merger	$67,369

Sale of shares of subsidiaries			$6,509

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO TMM, S. A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001, 2002 AND 2003

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

        At the Extraordinary General Stockholders' Meeting held on March 15, 2001, the Company changed its name from Grupo Servia, S. A. de C. V. to Grupo TMM, S. A. de C. V.

        At the Extraordinary General Stockholders' Meeting held on August 20, 2002, the Company reclassified its Series "L" shares of stock as Series "A" shares, eliminating the variable portion of the capital stock and changing its registered name from Grupo TMM, S. A. de C. V. to Grupo TMM, S. A. (See Note 12).

        Grupo wholly owns the shares comprising the capital stock of the following companies:

	December 31,
	2002	2003
Compañía Arrendadora TMM, S. A. de C. V. and subsidiaries	100%	100%
Contrataciones Marítimas, S. A. de C. V.	100%	(a)
Inmobiliaria TMM, S. A. de C. V. and subsidiaries	100%	100%
Línea Mexicana TMM, S. A. de C. V. and subsidiaries	100%	100%
Operadora de Apoyo Logístico, S. A. de C. V. and subsidiaries	100%	100%
Operadora Marítima TMM, S. A. de C. V.	100%	100%
Servicios en Puertos y Terminales, S. A. de C. V. and subsidiaries	100%	100%
Taxi Aéreo TMM, S. A. de C. V.	100%	(b)
División de Negocios Especializados, S. A. and subsidiaries (formerly Transportes Marítimos del Pacífico, S. A.)	100%	100%
Transportes Marítimos México, S. A. and subsidiaries	100%	100%
TMM Holdings, S. A. de C. V. and subsidiaries	100%	100%
TMM División Puertos, S. A. de C. V. and subsidiary	100%	(c)
Comercializadora Internacional de Carga, S. A. de C. V. and subsidiary (from March 2002)	100%	(d)

        Grupo also holds an equity interest in the following consolidated subsidiaries:

	Percentage of ownership at December 31,
	2002		2003
Administración Portuaria Integral Acapulco, S. A. de C. V.	51		51
Comercializadora Internacional de Carga, S. A. de C. V.
and subsidiary (until February 2002)		(e)
Seamex International, Ltd. (Liberia) and subsidiaries	60		60
Servicios Administrativos Portuarios, S. A. de C. V. (merged into TMM Puertos y Terminales, S. A. de C. V. in July, 2002)	51			(c)
Servicios Administrativos en Puertos y Terminales, S. A. de C. V. (merged into TMM Puertos y Terminales, S. A. de C. V. in March 2003)	51			(c)
TMM Multimodal, S. A. de C. V. and subsidiaries (until August 2002)		(f)
TMM Puertos y Terminales, S. A. de C. V. (until December 2002)		(g)		(c)
Seglo Operaciones Logísticas, S. A. de C. V.		(h)		(h)

a)
On August 1, 2003 Grupo approved the merger, in which Contrataciones Marítimas, S. A. de C. V. was merged with and into Operadora Marítima TMM, S. A. de C. V.

b)
On November 13, 2003, Grupo agreed to sell Taxi Aéreo, S. A. de C. V. to Montacar, S. A. de C. V. (a non-related party). The effect of this transaction generated a loss in sale of subsidiaries of $1.4 million. (See Note 13).

c)
On May 13, 2003, División de Negocios Especializados, S. A. de C. V. sold its entire holding interest of TMM División Puertos, S. A. de C.V. to a related party of SSA Internacional ("SSA"). (See Note 2).

d)
On May 31, 2003, Grupo sold its holding interest in Comercializadora Internacional de Carga, S. A. de C. V. ("CIC") to Operadora de Apoyo Logístico ("OAL"). Thereon CIC was merged into TMM Logistics, S. A. de C. V. (subsidiary of OAL) as of July 1, 2003. (See e) below).

e)
On February 28, 2002, Grupo acquired the 49% controlling interest in CIC held by J.B. Hunt Transport, Inc. ("JB Hunt"). The purchase price was $22.5 million compared to the fair value of $18,000. The excess over the fair value in the amount of $4.5 million, was recorded as goodwill (see Note 6). During 2003, the due date of the promissory note payable on June 30, 2003 was amended and the new expiration date is June 30, 2006. The promissory notes expiring on June 30, 2004 and 2005, remain on the same terms. At December 31, 2003 the balance due was $13,585. The promissory notes boar interest at a rate of 5% per year. In the event that the Company completes certain asset sales or receive VAT proceeds, the Company will be required to apply such proceeds, toward the retirement of the J.B. Hunt notes on a pro rata basis with any obligations the Company may have under the new notes indenture to redeem the new notes. (See Note 7).

f)
On August 12, 2002, Grupo created a Mexican subsidiary named TMM Holdings, S. A. de C. V. ("TMM Holdings") into which it transferred its 96.64% controlling interest in its subsidiary TMM Multimodal, S. A. de C. V. ("TMM Multimodal"). TMM Multimodal is a non-operating holding Company with no material assets or operations other than its investment in shares of Grupo Transportación Ferroviaria Mexicana ("Grupo TFM"). TMM Holdings will irrevocably and unconditionally guarantee the debt refinancing contemplated by Grupo of its Notes due 2003 and Notes due 2006, among all other wholly owned subsidiaries are to guarantee irrevocably and unconditionally the restructuring of the debt as mentioned in Note 7.

g)
On December 30, 2002, TMM División Puertos, S. A. de C.V. ("TMM División Puertos"), a wholly-owned Mexican subsidiary, was incorporated, into which the shares of TMM Puertos y Terminales, S. A. de C. V. ("TMMPyT") were transferred in order to guarantee the obligations for sales of receivables. Nevertheless since these shares were sold, the Company granted a "put option" of the TMM Multimodal's shares in Grupo TFM in order to guarantee the obligations for sales of receivables. (See Note 9).

h)
On December 5, 2002, Seglo Operaciones Logísicas, S. A. de C. V. was incorporated in the state of Puebla to provide assembling services, logistics and advisory in handling goods as a joint venture of Grupo and Rolf Schnellecke, S. A. de C. V.

Sale of Mexrail, Inc.

        On February 27, 2002, Grupo and Kansas City Southern ("KCS") announced that they had agreed to sell Mexrail, Inc. ("Mexrail") and its wholly owned subsidiary (the Tex-Mex Railway), to TFM, S. A. de C. V. ("TFM") for an aggregate price of $64 million ($32.6 million to Grupo and $31.4 million to KCS). The sale was completed on March 27, 2002 resulting in a gain on dilution for Grupo amounting to $8.1 million, and is recorded in other income (expenses) in the consolidated statement of income (see Note 13). As a result, Mexrail, with its wholly owned subsidiary, (the Tex-Mex Railway), became wholly owned subsidiaries of TFM. TFM now controls the operation and dispatching of the entire international rail bridge of Nuevo Laredo, Tamaulipas and Laredo, Texas.

        On May 9, 2003, TFM sold its 51% interest in Mexrail and its wholly owned subsidiary (the Tex-Mex Railway), to KCS for 32.6 million. The Mexrail stock sold was to remain in an independent voting trust pending approval of the transaction by the U.S. Surface Transportation Board ("STB"). Within two years of the date of this agreement, TFM has the right to repurchase all of the shares from KCS at any time for an amount equal to the purchase price. Such right was unconditional and could be exercised in the sole discretion of TFM by written notice to KCS given by the chairman of TFM and without any other corporate approvals of TFM or Grupo. Since the sale was conditional on obtaining approval of the transaction by the STB, TFM recognized a liability for the net present value of the purchase price. Proceeds from the sale were re-invested in TFM. In September 2003, TFM reacquired for $32.6 million the shares previously transferred to KCS, and the related liability was canceled.

Acquisition of the 24.6% shares in Grupo TFM

        On July 29, 2002, TFM purchased the 24.6% non-voting interest in Grupo TFM previously held by the Mexican Government (the "Government") for an aggregate price of $256.1 million. The purchase price for the call option shares was financed through (1) a portion ($162,575) of the proceeds of the issuance of $180,000 of debt securities by TFM (see Note 7) and approximately $93.5 million was applied against note receivables from the Government (see Note 4). This transaction was accounted under the purchase accounting by recognizing a negative goodwill of $13.9 million from the difference between 51% of the consideration given by TFM and 12.5% (the additional share of assets acquired) of the fair value of the net assets of Grupo TFM (See Note 6).

        Grupo TFM is a non-operating holding company whose most important operations and assets are the investment in TFM. TFM was incorporated by the Government in November, 1996 under the privatization of the railway system.

        The railway system for the north east of the country (the "TFM Lines") is comprised of approximately 2,641 (excluding the 20 miles of the Griega-Mariscala stretch, see Note 4) miles of track, which form a strategically important rail link between Mexico and to the North American Free Trade Agreement corridor. The TFM Lines directly link Mexico City and Monterrey (as well as Guadalajara through trackage rights) with the ports of Lázaro Cárdenas, Veracruz and Tampico, and the Mexican/United States border crossings of Nuevo Laredo, Tamaulipas—Laredo, Texas and Matamoros, Tamaulipas—Brownsville, Texas.

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

Sale of other subsidiaries

        During 2003, Grupo spinned off some assets of subsidiaries creating four new companies, which were sold later on to third parties. The effect of these transactions generated a loss in sale of subsidiaries of $18.8 million, which was recorded in other income (expenses)—net in the consolidated statement of income. (See Note 13).

Going concern

        The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the consolidated financial statements, the Company's outstanding 2003 notes, amounting to $176,875 matured on May 15, 2003, and the Company did not make payment of the principal amount thereof nor the accrued interest on the due date. As a result, Grupo is in default under the terms of the 2003 notes, and such default has resulted in a cross default under the 2006 notes amounting to $200,000, and under certain other obligations of the Company and its subsidiaries. Moreover, Grupo failed to make the payments of interest on the obligations on May 15, 2003 and November 15, 2003 amounting to $45,739 resulting in a default of the 2003 and 2006 notes. In addition, at December 31, 2003, as discussed in notes 7 and 9 to the consolidated financial statements, the Company's outstanding commercial paper and obligations for sale of receivables amounting to $85,000 and $15,257 will become effective in September, 2004, and on a monthly basis during 2004, respectively. The Company is currently negotiating with its creditors to restructure the terms and conditions of its obligations. During the year ended December 31, 2003, Grupo incurred a net loss of $86,552, and at December 31, 2003 had an excess of current liabilities over current assets of $497,041 and a deficit of $67,970. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are described in Note 7. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

NOTE 2—DISCONTINUED OPERATIONS:

The sale of the Port Business

        On May 13, 2003, the Company completed the sale of its interest in the ports and terminals division to an affiliate of SSA, its former joint venture partner in the ports and terminals division for approximately $114 million net in cash, subject to certain post-closing adjustments based on specified balance sheet items as of the closing date. During 2003, the Company recognized a net gain related with this transaction of approximately $62,660, which was credited to the consolidated statement of income.

        The following discontinuing items are shown by the Company in the consolidated balance sheet at December 31, 2002 under assets and liabilities:

Assets	December 31, 2002
Current assets:
Cash and cash equivalents	$3,762
Clients	9,227
Other accounts receivable—Net	46,436
Materials and supplies	1,087
Other current assets	882

Total current assets	61,394
Concession rights and related assets—Net	10,489
Property, machinery and equipment—Net	32,994
Other assets	2,286
Deferred income taxes	21,859

Total assets	$129,022

Obligations for sale of receivable	$4,808
Other liabilities	8,693

Total liabilities	$13,501

Minority interest in discontinuing operations	$45,767

        The results and the cash flows of the sale of the Port Business for the three years ended on December 31, 2003 are shown as follows:

	Continuing operations			Discontinuing Operations			Consolidated Operations
	December 31,			December 31,			December 31,
Results of operations:
	2001	2002	2003	2001	2002	2003	2001	2002	2003
Transportation revenues	$926,932	$915,766	$907,325	$73,160	$92,850	$30,718	$1,000,092	$1,008,616	$938,043
Costs, expenses and depreciation	770,666	763,073	780,417	40,283	61,550	20,609	810,949	824,623	801,026

Income on transportation	156,266	152,693	126,908	32,877	31,300	10,109	189,143	183,993	137,017
Other income (expenses)—Net	25,812	(33,633)	(94,078)	957	(1,559)	61,411	26,769	(35,192)	(32,667)

Operating income	182,078	119,060	32,830	33,834	29,741	71,520	215,912	148,801	104,350
Net financing cost	(125,621)	(176,391)	(181,461)	2,623	1,327	758	(122,998)	(175,064)	(180,703)

Income (loss) before income taxes and minority interest	56,457	(57,331)	(148,631)	36,457	31,068	72,278	92,914	(26,263)	(76,353)
(Provision) benefit for income taxes	(15,201)	(9,282)	(39,012)	22,351	(10,519)	(2,545)	7,150	(19,801)	(41,557)

Income (loss) before minority interest	41,256	(66,613)	(187,643)	58,808	20,549	69,733	100,064	(46,064)	(117,910)
Minority interest	(77,636)	12,904	34,092	(13,503)	(9,449)	(2,844)	(91,139)	3,455	31,248

Net (loss) income for the period	$(36,380)	$(53,709)	$(153,551)	$45,305	$11,100	$66,889	$8,925	$(42,609)	$(86,662)

	Continuing operations			Discontinuing Operations			Consolidated Operations
	December 31,			December 31,			December 31,
Cash flows:
	2001	2002	2003	2001	2002	2003	2001	2002	2003
Cash flows from operating activities:
Net (loss) income	$(36,380)	$(53,709)	$(153,551)	$45,305	$11,100	$66,889	$8,925	$(42,609)	$(86,662)
Adjustments to reconcile net (loss) income to net cash provided by operating activities	168,285	144,706	149,993	22,385	25,566	(58,588)	190,670	170,272	91,405
Net change in working capital	(26,703)	8,147	63,472	(72,826)	(38,104)	3,882	(99,529)	(29,957)	67,354

Net cash provided by (used in) operating activities	105,202	99,144	59,914	(5,136)	(1,438)	12,183	100,066	97,706	72,097

Cash flows from investing activities:
Sale of fixed assets	10,925	4,205	8,747	883	94	1,201	11,808	4,299	9,948
Acquisition of fixed assets	(99,341)	(102,849)	(80,285)	(6,566)	(4,122)	(823)	(105,907)	(106,971)	(81,108)
Acquisition of associated and subsidiary companies	(4,422)	(200,251)					(4,422)	(200,251)
Sale of subsidiaries, net proceeds	2,543		128,691			(16,323)	2,543		112,368

Net cash (used in) provided by investing activities	(90,295)	(298,895)	57,153	(5,683)	(4,028)	(15,945)	(95,978)	(302,923)	41,208

Cash flows provided by financing activities:
Bank borrowings—Net	(864)	122,011	(20,074)				(864)	122,011	(20,074)
Proceeds (payments) from commercial paper—Net	(25,156)	(194,997)	(52,950)				(25,156)	(194,997)	(52,950)
Proceeds (payments) under capital lease obligation—Net	(4,292)	(372)	(1,131)				(4,292)	(372)	(1,131)
Senior notes proceeds		177,491						177,491
Convertible notes proceeds (payments)—Net		13,295	(13,295)					13,295	(13,295)
Cash received (paid) from sale of accounts receivable—Net	23,931	59,894	(10,420)		4,808		23,931	64,702	(10,420)
Other	1,734						1,734
Dividends paid to minority stockholders	(5,773)	(1,578)	(8,000)				(5,773)	(1,578)	(8,000)

Net cash (used in) provided by financing activities	(10,420)	175,744	(105,870)		4,808		(10,420)	180,552	(105,870)

Net increase (decrease) in cash and cash equivalents	4,487	(24,007)	11,197	(10,819)	(658)	(3,762)	(6,332)	(24,665)	7,435
Cash and cash equivalents at beginning of the period	77,087	81,574	57,567	15,236	4,417	3,759	92,323	85,991	61,326

Cash and cash equivalents at end of the period	$81,574	$57,567	$68,764	$4,417	$3,759	$(3)	$85,991	$61,326	$68,761

NOTE 3—SUMMARY OF ACCOUNTING POLICIES AND PRACTICES:

        Grupo and subsidiaries prepare their financial statements in accordance with International Financial Reporting Standards ("IFRS") expressed in US dollars, the currency in which most transactions and a significant portion of their assets and liabilities arose and/or are denominated. The Mexican National Banking and Securities Commission approved this method in 1985. The initial effect of conversion to US dollar as the functional currency is shown as a debit of $17,757 in the statement of changes in stockholders' equity of Grupo.

        The IFRS differ in certain material respect from those under United States of America Generally Accepted Accounting Principles ("U.S. GAAP"). (See Note 18).

        These consolidated financial statements have been approved by the Board of Directors of the Company.

        The most significant accounting policies are described as follows:

        a.    Consolidation basis

        The consolidated financial statements include the accounts of Grupo and its subsidiaries. All intercompany balances and transactions have been eliminated. Grupo consolidates the companies in which it holds 51% or more direct or indirect participation and/or has control.

        b.    Translation

        Although Grupo and subsidiaries are required to maintain for tax purposes their books and records in Mexican pesos ("Ps"), except for foreign subsidiaries, Grupo and subsidiaries keep records and use the U.S. dollar as their functional and reporting currency.

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

        d.    Restricted cash

        It represents the amount required to guarantee the monthly payments according to the agreements of obligations for sale of receivables. (See Note 9).

        e.    Accounts receivable

        Accounts receivable are carried at original invoice amount less provision made for impairment of these receivables. A provision for impairment of trade receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of receivables.

        f.    Materials and supplies

        Materials and supplies consist mainly of fuel and items for maintenance of property and equipment and are valued at the lower of the average cost or net realizable value.

        g.    Concession rights and related assets

        Costs incurred by Grupo TFM to acquire the concession rights and related assets were capitalized and are amortized on a straight-line basis over the estimated useful lives of the related assets and rights acquired (see Note 4). The purchase price to acquire the concession rights and related assets was allocated to the identifiable assets acquired and liabilities assumed in connection with the privatization process based on their estimated fair value.

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

  (iii)
  The 25% equity interest in the company established to operate the Mexico City rail terminal facilities; and

  (iv)
  Capital lease obligations assumed.

        Other concession rights (mainly those related with partial assignment agreements of ports) correspond to payments made for the rights to operate them, which are stated at cost, and are amortized over the terms specified in the agreements.

        h.    Property, machinery and equipment

        TFM's machinery and equipment acquired through the asset purchase agreement were initially recorded at their estimated fair value. Subsequent acquisitions are stated at cost. Depreciation is calculated by the straight-line method based on the estimated useful lives of the respective fixed assets. (See Note 5).

        Other property, machinery and equipment are stated at construction or acquisition cost. Acquisitions through capital leases or charter arrangements with an obligation to purchase are capitalized based on the present value of future minimum payments, recognizing the related liability (see Note 17). Depreciation of vessels, containers and tractor trucks is computed using the straight-line method based on the useful lives of the assets net of the estimated salvage value. Depreciation of other fixed assets is computed using the straight-line method based on the estimated useful lives of the assets.

        Recurring maintenance and repair expenditures are charged to operating expenses as incurred. The reconstruction of locomotives and major repairs on vessels are capitalized and amortized over the period that benefits are expected to be derived (eight years for locomotives and two to three years for vessels).

        i.    Prepaid expenses

        These represent advance payment for future services to be received. Prepaid expenses are included in other assets. (See Note 6).

        j.    Goodwill

        Represent the difference between the consideration paid and the fair value of the identifiable net assets, which are amortized by the straight line method in terms of 10 and 31 years. (See Note 6).

        k.    Equity investments

        Equity investments in associated companies are valued using the equity method. The carrying value of equity investments are periodically reviewed for impairment.

        l.    Deferred income tax

        Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements. Currently enacted tax rates are used in the determination of deferred income tax.

        Deferred tax assets are recognized to the extent that it is probable that future taxable profit against which the temporary differences can be utilized, will be available.

        Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reserval of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

        m.    Borrowings

        Borrowings are recognized initially as the proceeds received, net of transactions costs incurred. Borrowings are subsequently stated at amortized cost using the effective yield method; any difference between proceeds (net of transactions costs) and the redemption value is recognized in the income statement over the period of the borrowings.

        n.    Labor obligations

        Seniority premiums, which employees are entitled upon termination of employment after 15 years of service and retirement plan benefits ("pension benefits") obligations are recorded as cost for the years in which the services are rendered, by recording a provision against which contributions are made to an irrevocable trust fund. TFM does not have pension benefits, nor a trust fund. (See Note 16).

        Other compensation based on length of service to which employees may be entitled in the event of dismissal in accordance with the Mexican Federal Labor Law, are charged to income in the year in which they become payable.

        o.    Revenue recognition

        Voyage and railroad revenues are recognized proportionally as a shipment moves from origin to destination.

        Revenues and costs associated with trucking transportation services and other non-maritime transactions are recognized at the time the services are rendered.

        p.    Impairment

        The carrying value of intangible assets and long-lived assets are periodically reviewed and impairments are recognized whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the assets exceeds its recoverable amount, which is the higher of an asset's net selling price and its value in use. For the purpose of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable discounted cash flows.

        q.    Leases

        Leases of property, machinery and equipment where the Company has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance changes so as to achieve a constant rate on the finance balance outstanding. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

        Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight- line basis over the period of the lease.

        r.    Minority interest

        Represents the percentage of interest of third parties in the subsidiaries of Grupo.

        s.    Net income (loss) per share

        Net income (loss) per share is calculated based on the weighted average number of shares outstanding during the year. The weighted average number of shares outstanding for the years ended December 31, 2001, 2002 and 2003 was 18,693,635, 56,963,137 and 56,963,137, respectively. The weighted average number of shares has been retroactively adjusted for 15.06 for one reverse stock split that occurred on October 31, 2001. (See Note 12).

        t.    Financial risk management

  (i)
  Financial risk factors

        The Company enters into financial and commodity derivative instruments as a part of its risk management program including currency exchange contracts, interest rate arrangements and U.S. based fuel futures. These contracts are marked-to-market and accordingly gains and losses related to such transactions are recognized in results of operations on a monthly basis. (See Note 8).

  (ii)
  Foreign exchange risk

        Grupo operates internationally and is exposed to foreign exchange risk arising from exposure primarily with respect to the Mexican peso.

        At December 31, 2002 and 2003, the Company had monetary assets and liabilities denominated in currencies other than the US dollar, determined at the interbank exchange rate, as follows:

	December 31,
	2002	2003
Assets	$188,434	$170,193
Liabilities	(112,468)	(60,103)

	$75,966	$110,090

        At December 31, 2002 and 2003 the exchange rate was Ps10.45 and Ps11.23 per US dollar, respectively. On April 7, 2004, date of issuance of the audited consolidated financial statements, the exchange rate was Ps11.15 per US dollar.

  (iii)
  Interest-rate risk

        The Company's income and operating cash flows are substantially independent of changes in market interest rate. The interest rate of the finance leases to which the Company is lessor are fixed at the inception of the lease. Grupo's policy is to maintain the majority of its borrowings in fixed-rate instruments. At the year ended December 31, 2002 and 2003 80% and 85% were at fixed rates.

  (iv)
  Concentration of risk

        An important source of the Company's revenues are generated by the automotive industry, which is made up of a relatively small number of customers. Not one single client represents individually more than 10% of the total revenues.

        The Company performs ongoing credit valuations of its customers' financial conditions and maintains a provision for impairment of those receivables.

        u.    Use of estimates

        The preparation of the consolidated financial statements requires Management to make estimates and assumptions that could affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

        v.    Obligations for sale of receivables

        The Company enters into a type of factoring agreements for the sale of future receivables. Proceeds are received when agreement is made and collections of receivables are applied on scheduled basis as payments. Collection is held by the designated trust and exceeding amounts from scheduled payments are reimbursed to the Company.

        w.    Reclassifications

        Certain figures of the years 2001 and 2002 were reclassified to conform to the 2003 figures.

        x.    New accounting pronouncements

        The International Accounting Standards Board ("IASB") on December 18, 2003 revised International Accounting Standards ("IAS") 1, 2, 8, 10, 16, 17, 21, 24, 27, 28, 31, 33 and 40 and gave notice of the withdrawal of IAS 15. The revised standards mark the near-completion of the IASB's improvement project.

        The project addressed concerns, questions and criticism raised by securities regulators and other interested parties about the existing set of IASs. The project brings:

        —Removal of some options (i. e. allowed alternatives)

        —Better reporting through convergence

        —New guidance and disclosures

        Improved versions of two further standards (IAS 32 and IAS 39) were also revised by the Board as part of its improvements project and issued on December 17, 2003.

        The effective date for the amended standards is for financial periods beginning on or after January 1, 2005. Earlier adoption is permitted.

        On February 19, 2004, the IASB published IFRS 2, "Share-based Payment". Effective date is for periods beginning on or after January 1, 2005. IFRS 2 replaces the IAS 19 disclosure requirements for equity compensation benefits. The IFRS 2 requires an entity to recognize share-based payment transactions in its financial statements, including transactions with employees or other parties to be settled in cash, other assets or equity instruments of the entity. The standard sets out measurement principles and specific requirements for three types of share-based payment transactions: equity-settled share-based payment transactions; cash-settled share-based transactions and with settlement alternatives.

        The IASB issued IFRS 3, "Business Combinations" on 31 March 2004. IFRS 3 supersedes IAS 22 for all business combinations with an agreement date after 31 March 2004. The IFRS also replaces the following Interpretations:

        SIC-9 Business Combination—Classification either as Acquisition or Unitings of Interests.

        SIC-22 Business Combinations—Subsequent Adjustment of Fair Values and Goodwill Initially Reported.

        SIC-28 Business Combinations—"Date of Exchange" and Fair Value of Equity Instruments.

        The objective of this IFRS is to specify the financial reporting by an entity when it undertakes a business combination. In particular, it specifies that all business combinations should be accounted for by applying the purchase method. Therefore, the acquirer recognizes the acquiree's identifiable assets, liabilities and contingent liabilities at their fair values at the acquisition date, and also recognizes goodwill, which is subsequently tested for impairment rather than amortised.

        This IFRS does not apply to:

  a.
  Business combinations in which separate entities or businesses are brought together to form a joint venture.

  b.
  Business combinations involving entities or businesses under common control.

  c.
  Business combinations involving two or more mutual entities.

  d.
  Business combinations in which separate entities or businesses are brought together to form a reporting entity by contract alone without the obtaining of an ownership interest (for example, combinations in which separate entities are brought together by contract alone to form a dual listed corporation).

        The IASB issued IFRS 4, "Insurance Contracts" on 31 March 2004. The publication of this IFRS provides, for the first time, guidance on accounting for insurance contracts, and marks the first step in the IASB's project to achieve the convergence of widely varying insurance industry accounting practices around the world.

        The objective of this IFRS is to specify the financial reporting for insurance contracts by any entity that issues such contracts (described in this IFRS as an insurer) until the Board completes the second phase of its project on insurance contracts. In particular, this IFRS requires:

  a.
  Limited improvements to accounting by insurers for insurance contracts.

  b.
  Disclosure that identifies and explains the amounts in an insurer's financial statements arising from insurance contracts and helps users of those financial statements understand the amount, timing and uncertainty of future cash flows from insurance contracts.

        An entity shall apply this IFRS for annual periods beginning on or after 1 January 2005. Earlier application is encouraged. If an entity applies this IFRS for an earlier period, it shall disclose that fact.

        The IASB has issued on 31 March 2004 IFRS 5, "Non-current Assets Held for Sale and Discontinued Operations". This IFRS sets out requirements for the classification, measurement and presentation of non-current assets held for sale and replaces IAS 35 Discontinuing Operations.

        The objective of this IFRS is to specify the accounting for assets held for sale, and the presentation and disclosure of discontinued operations. In particular, the IFRS requires:

  a.
  Assets that meet the criteria to be classified as held for sale to be measured at the lower of carrying amount and fair value less costs to sell, and depreciation on such assets to cease; and.

  b.
  Assets that meet the criteria to be classified as held for sale to be presented separately on the face of the balance sheet and the results of discontinued operations to be presented separately in the income statement.

        An entity shall apply this IFRS for annual periods beginning on or after 1 January 2005. Earlier application is encouraged. If an entity applies the IFRS for a period beginning before 1, January 2005, it shall disclose that fact.

        Management is currently evaluating the impact, if any, of the adoption of the above-mentioned standards.

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

        Thus, the TFM concession rights and the partial assignment agreements establish rights in favor of the Government. (See Note 17).

        Concession rights and related assets are summarized below:

	December 31,
			Estimated useful lives (years)
	2002	2003
Land	$132,878	$132,878	50
Buildings	33,113	33,113	27-30
Bridges	75,350	75,350	41
Tunnels	94,043	94,043	40
Rail	317,268	317,268	29
Concrete and wood ties	137,351	137,351	27
Yards	106,174	106,174	35
Ballast	107,189	107,189	27
Grading	391,808	391,808	50
Culverts	14,942	14,942	21
Signals	1,418	1,418	26
Others	61,792	61,792	5-50

TFM Lines	1,473,326	1,473,326
International cruise ship terminal on
Cozumel Island	7,148		20
Integral Acapulco Port Administration	6,783	6,783	20
Tugboats in the Port of Manzanillo	2,170	2,170	10
Manzanillo Port	2,589		20
Progreso Port	4,577		20

	1,496,593	1,482,279
Accumulated amortization	(264,712)	(302,645)

Concession rights and related assets—Net	$1,231,881	$1,179,634

        Amortization of concession rights was $41.2 million, $41.4 million and $41.8 million for the years ended December 31, 2001, 2002 and 2003, respectively.

        On February 9, 2001, the Ministry of Communications and Transports ("SCT") issued Statement 4.123. Under this statement, the SCT and TFM agreed to transfer a line of the two-way

Griega-Mariscala stretch to the Government in order to be included in the North Pacific concession. In return for this stretch, TFM recorded a receivable from the Government in the amount of $85,226, which was applied against the purchase price of the 24.6% Grupo TFM's capital stock owned indirectly by the Government through Ferrocarriles Nacionales de México ("FNM") and Nacional Financiera, S.N.C. During 2001, the Company recognized a net gain related with this transaction of approximately $60,744, which was credited to other income (expenses)—Net in the consolidated statement of income. (See Note 13).

        Government payment was restated in accordance with an appraisal performed by the "Comisión de Avalúos de Bienes Nacionales", until the payment date.

        On February 12, 2001, the SCT modified the concession title granted to TFM to the transfer of the Griega-Mariscala stretch described above, and authorized the dismantling of the catenary running over the route between Huehuetoca, State of Mexico and the City of Querétaro.

NOTE 5—PROPERTY, MACHINERY AND EQUIPMENT:

        Pursuant to the asset purchase agreement, TFM obtained the right to acquire locomotives and rail cars and various materials and supplies, formerly owned by FNM. TFM also agreed to assume the outstanding indebtedness, as of the commencement of operations, relating to certain locomotives originally acquired by FNM under capital lease arrangements (see Note 17). Legal title to the purchased assets was transferred to TFM at that time.

	December 31, 2002
	Balance at beginning of year—net of accumulated depreciation	Additions	Disposals	Transfer and others	Depreciation	Balance at end of year—net of accumulated depreciation	Estimated useful lives (years)
Railroad equipment	$527,879	$18,337	$5,313	$42,353	$39,743	$543,513	8-25
Vessels	31,174	12,288	16,016	5,934	5,060	28,320	25
Dry-docks (mayor vessel repairs)	3,036	2,854	627	(634)	2,353	2,276	5
Buildings and installations	15,283		35	3	1,521	13,730	20 and 25
Warehousing equipment	3,881	207	175	8	739	3,182	10
Computer equipment	1,786	540	8	372	889	1,801	3 and 4
Terminal equipment	15,664	1,755	57	3,514	3,016	17,860	10
Ground transportation equipment	19,481	1,849	2,552	1,840	3,482	17,136	4.5 and 10
Other equipment	28,508	449	109	1,033	3,751	26,130	5

	646,692	38,279	24,892	54,423	60,554	653,948
Land	53,968	118	40	85		54,131
Construction in progress	24,129	68,574	157	(42,814)		49,732

	$724,789	$106,971	$25,089	$11,694	$60,554	$757,811

	December 31, 2003
	Balance at beginning of year—net of accumulated depreciation	Additions	Ports sale	Disposals	Transfer and others	Depreciation	Balance at end of year—net of accumulated depreciation	Estimated useful lives (years)
Railroad equipment	$543,513	$38,287		$3,613	$24,562	$43,018	$559,731	8-25
Vessels	28,320	2,498		11,358		3,761	15,699	25
Dry-docks (mayor vessel repairs)	2,276	1,551		434	(36)	2,143	1,214	5
Buildings and installations	13,730	210	$(2)	5	1,935	1,143	14,729	20 and 25
Warehousing equipment	3,182	113	213	48	559	715	2,878	10
Computer equipment	1,801	729	187	15	54	813	1,569	3 and 4
Terminal equipment	17,860	237	6,704	1,136	12,708	1,393	21,572	10
Ground transportation equipment	17,136	772	597	510	757	3,125	14,433	4.5 and 10
Other equipment	26,130	397	20,494	75	784	2,073	4,669	5

	653,948	44,794	28,193	17,194	41,323	58,184	636,494
Land	54,131	224		160			54,195
Construction in progress	49,732	36,090	2,986		(43,112)		39,724

	$757,811	$81,108	$31,179	$17,354	$(1,789)	$58,184	$730,413

NOTE 6—OTHER ASSETS:

      These items are as follows:

	December 31, 2002
	Balance at beginning of year—net of accumulated depreciation	Additions	Disposals	Transfer and cancellations	Amortization	Balance at end of year—net of accumulated depreciation	Estimated useful lives (years)
Capitalized software	$1,693	$53		$122	$739	$1,129	5
Goodwill	16,389	4,531	$1,935		587	18,398	10 a 31
Negative Goodwill		(13,937)			(223)	(13,714)	31

	18,082	(9,353)	1,935	122	1,103	5,813
Guarantee deposit	785	106				891
Other assets and prepaid expenses	10,773	7,064	4,553	(389)	5,748	7,147

	$29,640	$(2,183)	$6,488	$(267)	$6,851	$13,851

	December 31, 2003
	Balance at beginning of year—net of accumulated depreciation	Additions	Disposals	Transfer and cancellations	Amortization	Balance at end of year—net of accumulated depreciation	Estimated useful lives (years)
Capitalized software	$1,129	$133		$(810)	$277	$175	5
Goodwill	18,398				1,012	17,386	10 a 31
Negative Goodwill	(13,714)				(536)	(13,178)	31

	5,813	133		(810)	753	4,383
Guarantee deposit	891		$3	(205)		683
Other assets and prepaid expenses	7,147	12,769		(5,804)	1,170	12,942

	$13,851	$12,902	$3	$(6,819)	$1,923	$18,008

NOTE 7—FINANCING:

      Total debt is summarized as follows:

	December 31,
	2002			2003
	Proceeds	Transaction costs	Borrowings	Proceeds	Transaction costs	Borrowings
Short-term debt:
Commercial paper(4)				$84,953	$(546)	$84,407
Team loan(5)	$18,286		$18,286	109,714	(1,380)	108,334
2006 notes(6)				199,799	(5,165)	194,634
2003 notes(7)	176,861	$(28)	176,833	176,875		176,875
Bank loan(9)	989		989	989		989
Eurocommercial paper(8)	14,783		14,783
Other	2,000	(37)	1,963	1,200		1,200
Capital lease	1,100		1,100	508		508

	$214,019	$(65)	$213,954	$574,038	$(7,091)	$566,947

	December 31,
	2002			2003
	Proceeds	Transaction costs	Borrowings	Proceeds	Transaction costs	Borrowings
Longs-term debt:
Commercial paper(4)	$121,838	$(1,355)	$120,483
Term loan(5)	109,714	(1,897)	107,817
Senior discount debentures(1)	443,501	(7,592)	435,909	$443,501	$(6,247)	$437,254
Senior notes due 2007(2)	150,000		150,000	150,000		150,000
Senior notes due 2012(3)	177,624	(23,278)	154,346	177,879	(19,945)	157,934
2006 notes(6)	199,724	(5,790)	193,934
Bank loan(9)	2,308	(27)	2,281	1,319		1,319
Capital lease	2,119		2,119	1,707		1,707

	$1,206,828	$(39,939)	$1,166,889	$774,406	$(26,192)	$748,214

(1)
Senior discount debentures ("SDD") (TFM)—

  The US dollar denominated SDD were sold in June 1997, at a substantial discount from their principal amount of $443,501, and no interest was payable thereon prior to June 15, 2002. The SDD will mature on June 15, 2009. The SDD yield 11.75% fixed rate at semiannual specified date and accreted value, computed on the basis of semiannual compounding and maturing on June 15, 2002. Interest on the SDD is payable semiannually at a fixed rate of 11.75%, commencing on December 15, 2002. The SDD are redeemable at the option of the Company, in whole or in part, at any time on or after June 15, 2002, at redemption price of 100% starting on June 15, 2004 from and thereafter (expressed in percentages of principal amount at maturity), plus accrued and unpaid interest, if any.

  Interest expense related with the SDD amounted $47,763, $53,406 and $54,796 during 2001, 2002 and 2003, respectively.

(2)
Senior notes (TFM)—

  In June 1997 TFM issued US dollar denominated securities bearing interest semiannually at a fixed rate of 10.25% and maturing on June 15, 2007.

  Interest expense related with the senior notes amounted $16,167, for each one of the years ended December 31, 2001, 2002 and 2003.

(3)
Senior notes due 2012 (TFM)—

  TFM completed a solicitation of consents of holders of 10.25% Senior Notes due 2007 and 11.75% SDD due 2009 senior notes and its debentures to an amendment providing for certain changes to the "Limitation on Restricted Payments", "Limitation on Indebtedness", and "Limitation on Liens" covenants in each of the indentures pursuant to which the securities were issued. TFM obtained the requisite consents and paid a fee of $16,972 to allow it to issue additional $180,000 in new debt and to purchase the call option shares in Grupo TFM held by the Government. (See Note 1).

  In June 2002, TFM issued senior notes for an aggregate principal amount of $180,000. The senior notes are denominated in dollars, bear interest semi-annually at a fixed rate of 12.50% and mature on June 15, 2012. The senior notes are redeemable at TFM's option on or after June 15, 2007 subject to certain limitations. The senior notes were issued at a discount of $2.5 million, which is being amortized based on the interest method over its term.

  The Company incurred $25.1 million in consent and professional services fees in connection with the issuance of these notes and is being amortized based on the interest method over the term of the senior notes.

  Interest expense related with the senior notes due 2012 amounted to $12,944 and $23,659, for the years ended December 31, 2002 and 2003, respectively.

(4)
Commercial paper (TFM)—

  On September 17, 2002, the total amount of the initial commercial paper was due and the Company entered into two new bank facilities provided by a consortium of banks for an aggregate amount of $250 million in order to refinance the initial commercial paper program (the "Credit Agreement"). The Company repaid the remaining $60 million of indebtedness outstanding under the former commercial paper program.

  According to the Credit Agreement, the Company entered into two new bank facilities as follows:

        New commercial paper (TFM)—

  The second and new commercial paper program consists of a two-year facility in the amount of $122,000, which is supported by a letter of credit issued under the bank facility. The new commercial paper facility allows the Company to draw-down advances from time to time, subject to certain terms and conditions. The obligations of the new commercial paper facility rank at least pari passu with the other senior unsecured indebtedness.

  The average interest rate for the year ended December 31, 2002 and 2003 was 1.87% and 1.28%, respectively.

(5)
Term loan facility (TFM)—

  The term loan facility is a four-year term loan in the amount of $128,000. The term loan is payable in semi-annual instalments beginning in September 2003 and ending in September 2006 and bearing interest at Libor plus the applicable margin. The obligations of the term loan facility rank at least pari passu with the other senior unsecured indebtedness. The average interest rate for the year ended December 31, 2002 and 2003 was 4.44% and 3.97%, respectively.

  On October 22, 2003, the Company began discussions with the Syndicate Members towards the refinancing of the outstanding balance of the existing $122,000 commercial paper program,

  including the reduction of such program to a maximum amount of $85,000 and the required changes to financial covenants to the above mentioned credit agreements.

  As of April 7, 2004, date of issuance of these combined and consolidated financial statements the Company is still discussing the terms of the refinancing of its commercial paper program.

(6)
The 2006 notes represent ten-year instruments (Grupo) bearing 10.25% annual interest (10.00% annually up to November 14, 2000) through November 15, 2006. (See point (7) below).

(7)
2003 notes (Grupo) over a ten year term, bearing interest at the rate of 9.50% (9.25% annually up to November 14, 2000) up to May 15, 2003, with the option to pay all or part as from May 15, 1998. The Company is currently in default under its 2006 notes as a consequence of failure to pay interest when due on such obligations on May 15, 2003 and November 15, 2003 and as a result of a cross-default caused by its default under the 2003 notes. Accordingly, the trustee or the holders of at least 25% of the outstanding principal amount of the 2006 notes have the right to accelerate the 2006 notes, thereby requiring the immediate repayment of its entire principal amount.

  If the Company is unable to refinance or repay its 2003 notes or its 2006 notes, or fail to meet its other obligations (such as its obligation to repurchase the receivables under the securitization facility), holders of the 2003 notes, 2006 notes and some of its other creditors, as the case may be, could take legal action against it, including instituting a reorganization proceeding in Mexico.

  On January 12, 2004, the Company announced that it has received voting agreements executed by holders of approximately 64% of the aggregate outstanding principal amount of its 9 1/2 percent Notes due 2003 and its 10 1/4 percent Senior Notes due 2006 (together, the "Existing Notes"). Bondholders who execute voting agreements agree to support the restructuring proposed by Grupo and agreed upon with the Ad Hoc Bondholders' Committee, subject to the terms and conditions of the voting agreements.

  The voting agreements provide that the Company will implement the restructuring through a registered exchange offer of new Senior Secured Notes due 2007 for the Existing Notes, together with a consent solicitation to amend the indenture governing any untendered Senior Notes due 2006. If the conditions to the exchange offer are not met or waived, the restructuring will be implemented through a prepackaged plan in the United States or, if the Company elects, in Mexico.

  The voting agreements became effective upon execution by holders of a majority in aggregate principal amount of the outstanding Existing Notes. As a result, the Company is proceeding with the restructuring on the terms set forth in the voting agreements. In addition, within two business days, the Company will deposit into escrow approximately $21.1 million principal amount of the new Senior Secured Notes due 2007, for the benefit of holders who tender their Existing Notes in the exchange offer or, under certain circumstances, who have entered into voting agreements and are not a default thereunder. These notes, which represent a 5 percent incentive payment for participation in the restructuring, will be released from the escrow to eligible holders of Existing Notes upon completion of the restructuring, or earlier in certain circumstances.

  For compliance with certain conditions for 2003 notes and 2006 notes, the Company needs to provide a condensed consolidated balance sheets and results of operations of Grupo and subsidiaries, accounting for Grupo TFM and subsidiaries under the equity method of accounting, as follows:

	Condensed consolidated balance sheets December 31,
	2002	2003
Total current assets	$172,108	$155,376
Concession rights and related assets—Net	16,394	5,417
Property, machinery and equipment—Net	124,757	75,098
Investment in Grupo TFM	386,165	360,502
Deferred taxes	119,702	67,200
Other assets	15,892	31,463

Total assets	$835,018	$695,056

Total short-term liabilities	$363,724	$517,477
Total long-term liabilities	244,629	88,726

Total liabilities	608,353	606,203

Minority interest	86,815	35,665

Capital stock	121,158	121,158
Retained earnings (deficit)	18,692	(67,970)

Total stockholders' equity	139,850	53,188

Total liabilities and stockholders' equity	$835,018	$695,056

	Condensed consolidated statements of income for the year ended December 31,
	2002	2003
Transportation revenues	$327,495	$257,614
Costs, expenses and depreciation	299,163	252,598

Transportation income	28,332	5,016
Other (expenses) income—Net	(5,429)	2,709

Operating income	22,903	7,725
Net financing cost	(60,910)	(55,876)

Loss before deferred income tax, minority interest and interest in TFM	(38,007)	(48,151)
Deferred income tax benefit (provision)	10,416	(8,667)
Minority interest	(8,898)	(4,886)
Interest in TFM	(6,120)	(24,958)

Net loss for the period	$(42,609)	$(86,662)

(8)
Issue of Europaper (Grupo) with maturities from January 7 through February 27, 2003 and annual interest rate of 10%. At December 31, 2003 all Europaper has been paid.

(9)
Loan (Grupo) with Banco Invex bearing 10% interest (12.75% until April 18, 2003 and 11.35% until October 3, 2002), maturing on December 21, 2005.

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

        On May 2, 2003 the Credit Agreement was amended to restate some covenants for the term loan facility and the commercial paper program.

        On October 24, 2003 and on March 10, 2004, TFM received a waiver from the banks which participate in the Credit Agreement of the term loan facility and the commercial paper program. TFM is now waived from the financial covenants under such agreement for the three months ended September 30, 2003 and for the three months ended December 31, 2003, respectively.

        Considering that some financial covenants were breached in 2003, and it is probable that further breaches will occur within twelve months period of the balance sheet date, the outstanding long-term loan facility amounting to $71,762 has been reclassified to short-term debt as of December 31, 2003.

        For the year ended December 31, 2003, the Company is in default in its obligations according to point (7) above.

        Interest expense amounted to $133,501, $148,027 and $158,524 for the years ended December 31, 2001, 2002 and 2003, respectively. Average interest rate paid was 10.06% in 2001, 8.8% in 2002 and 11.2% in 2003.

Maturity of long-term debt is as follows:

	December 31,
	2002			2003
	Proceeds	Transaction costs	Borrowings	Proceeds	Transaction costs	Borrowings
2004	$159,656	$(1,870)	$157,786
2005	37,877	(517)	37,360	$1,470		$1,470
2006	236,883	(6,653)	230,230	298		298
2007	150,259		150,259	150,298		150,298
2008 and thereafter	622,153	(30,899)	591,254	298		298
2009 and thereafter				622,042	$(26,192)	595,850

	$1,206,828	$(39,939)	$1,166,889	$774,406	$(26,192)	$748,214

NOTE 8—FINANCIAL INSTRUMENTS:

Interest rate agreements

        During the year ended December 31, 2001, the Company entered into various types of interest rate contracts in managing its interest rate risk. The Company used interest rates swaps to reduce the potential impact of increases in its interest rates under its long-term debt described in Note 7 and on rental payments for the leasing of the vessels "Tepozteco II" and "Aya II".

        With respect to the vessels described above, the Company contracted 5.50% annual LIBOR interest rate swaps which matured on March 30, 2001. The benefit derived from these operations was $12 in 2001.

Fuel swap contracts

        TFM seeks to assure itself of more predictable fuel expenses through U.S. fuel swap contracts. Hedge positions are also closely monitored to ensure that they do not exceed actual fuel requirements in any period.

        As of December 31, 2002, TFM had ten swap contracts outstanding for 5,000,083 gallons of fuel which expired on January and February 2003. The realized gain was $1,548 and TFM has only recorded at December 31, 2002 a benefit of $1,009, and in 2003 the remaining $539 was recognized.

        As a result of the fuel swaps contracts acquired during 2003, the realized gain was $849. As of December 31, 2003, the Company did not have any fuel future contracts.

Foreign exchange contracts

        The purpose of the Company's foreign exchange contracts is to limit the risks arising from its non-US dollar denominated monetary assets and liabilities.

        The nature and quantity of these transactions is determined by Management of the Company based upon on net asset exposure and market conditions.

        As of December 31, 2002, the Company had one Mexican peso call option outstanding in the notional amount of $1.7 million, based on the average exchange rate of Ps11.0 per dollar. This option expired on May 29, 2003.

        Additionally, as of December 31, 2002, the Company had one forward contract outstanding in the notional amount of $10 million, based on the exchange rate of Ps9.769 per dollar. This forward contract expired on February 13, 2003.

        As of December 31, 2003, the Company had two Mexican peso call options outstanding in the notional amount of $11.8 million and $1.7 million, respectively, based on the exchange rate of Ps13.00 and Ps12.50 each one per dollar. These options will expire on September 8, and May 29, 2004, respectively. The premium paid was $250 and $40, respectively.

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

        The fair value of the Company's bank loans and other obligations is estimated based on the quoted market prices or on the rates offered to the Company for debt of the same remaining maturities at the end of each year. Debt bearing interest at variable rates is generally representative of the rates that are currently available to the Company at December 31, 2003 for the issuance of debt with similar terms and remaining maturities and therefore the carrying values of these obligations are reasonable estimate of their fair value.

        A summary of the estimated fair values of the Company's bank loans and other obligations is shown below:

	December 31, 2002		December 31, 2003
	Proceeds	Fair value	Proceeds	Fair value
Short-term debt:
Fixed rates	$191,644	$156,246	$376,674	$326,919
Variable rates	22,375	22,375	197,364	197,317

	$214,019	$178,621	$574,038	$524,236

Long-term debt:
Fixed rates	$970,851	$874,738	$771,380	$792,660
Variable rates	235,977	235,977	3,026	3,026

	$1,206,828	$1,110,715	$774,406	$795,686

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

        Under the agreement relating to the obligations for sale of receivables, if the Company (i) does not sell certain assets or receive proceeds from tax awards, in either case in excess of $50 million, by September 30, 2003, (ii) fails to prepay Series 2001-A Certificates by April 15, 2003 and (iii) fails to complete the transfer of TMMPyT's shares to TMM Division Puertos on or before March 6, 2003, the Company and its subsidiaries may be required to repurchase the receivables for a price equal to the outstanding amount of the Series 2001 and the Series 2002 Certificates, together with accrued interest thereon, which repurchase price would be applied by the trust to the payment of the Certificates.

        Accordingly, on August 19, 2003, the Company and certain subsidiaries entered into amended and restated agreements relating to the securitization facility which began in December 2001. The agreements modified and restated certain provisions of the securitization facility, increased the outstanding amount of the securitization facility for $54 million and shortened the maturity date from 2008 to 2006. The new certificates ("2003-A") require monthly amortization of principal and interest and mature in three years. Funding for the refinancing was provided by Maple Bank GmbH, a German commercial bank. On December 29, 2003, the Company further amended the securitization facility to increase the amounts outstanding by an additional $25 million (Tranche "2003-B").

        Additionally, the obligation for sale of receivables contracts requires to establish a trust to guarantee payments required by the Company which is shown as restricted cash in the consolidated balance sheets. At December 31, 2002 and 2003, Grupo has deposited into the trust accounts receivable totaling $4.3 million and $5.9 million, respectively.

        Pursuant to the securitization facility, TMM Multimodal has granted to the trust an option to acquire shares of Grupo TFM owned by it. The call option becomes exercisable upon the occurrence of certain events, including the nonpayment events described above and the failure of the Company to comply with certain covenants. Exercise of the call option is subject to certain transfer restrictions contained in the bylaws of Grupo TFM. The holder of the Certificates has agreed, upon consummation of the restructuring, to amend the securitization facility as required to facilitate the restructuring an determinate the call option in respect of the Grupo TFM shares in exchange for a first priority security interest in a number of TMM Multimodal's shares with a fair market value of not less than 150% of the value of the then outstanding Certificates. The holder of the Certificates has further agreed, upon consummation of the restructuring, to enter into an intercreditor of similar agreement which will govern the relative rights of the holder of Certificates and the holders of new notes with respect to the pledged TMM Multimodal's shares.

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

        On May 13, 2003, TMMPyT was sold to SSA. Due to this operation the contract with the Banco Nacional de Obras y Servicios, SNC, was transferred in order to guarantee the obligation from the buying part. (See Note 2).

        At December, 31, 2002 and 2003, the obligations for sale of receivables are summarized as follows:

	December 31,
	2002	2003
Tranche 2001-A	$25,000
Tranche 2002-A	35,000
Tranche 2002-B	35,000
Tranche 2003-A		$54,000
Tranche 2003-B		25,000
TMMPyT	4,808

	99,808	79,000
Payments	(11,175)	(3,600)
Deferred financing	(7,492)	(5,335)
Current portion	(48,784)	(15,257)

	$32,357	$54,808

NOTE 10—CONVERTIBLE NOTES:

        On May 29, 2002, the Company entered into a Securities Purchase Agreement with the buyers named therein, pursuant to which the buyers agreed to purchase senior convertible notes (the "convertible notes") into shares or American Depositary shares ("ADS") in an aggregate amount of $32.5 million. Additionally, note linked securities were issued which are exercisable for 1,311,290 of the Company's Series A shares or ADS's at an exercise price of $9.9139 per share of ADS in a term of three years since issuance.

        The convertible notes will be repaid in weekly installments of principal plus 9% accrued interest per annum. Each of the Convertible Notes is convertible at the option of the holder at any time into that number of Series A ADSs equal to (i) the principal amount being converted, plus accrued interest at 9% per annum divided by (ii) the applicable conversion price. Through December 31, 2002 and May 2, 2003 the Company paid installments in cash.

        Regarding these transactions, the Company recognized in the balance sheet an account payable for $26,972 net of a discount of $5,528. At December 31, 2002, the convertible notes net of payments amounts to $13,295, and the discount to be amortized amounts to $2,429. On May 2, 2003, the Company repaid all of its outstanding senior convertible notes.

        As of December 31, 2003, 1,311,290 note-linked securities relating to the senior convertible note remain outstanding until May 29, 2005, unless the Company redeems them prior to such date. (See Note 12).

NOTE 11—BALANCES AND TRANSACTIONS WITH RELATED PARTIES:

	December 31,
	2002	2003
Due from:
Current:
Seacor Marine, Inc. ("Seacor")	$546	$593
Terminal Ferroviaria del Valle de México, S. A. de C. V. ("TFVM")		1,550

	$546	$2,143

Long term:
FRS Service Companies, Inc.	$30,336

Due to:
Promotora Servia	$26,900	$6,500
KCS	1,222	4,345
SSA	1,094
TFVM	3,479

	$32,695	$10,845

Seacor (Strategic partner in the Specialized Maritime Division)

        Seamex International, Ltd. (a Grupo's subsidiary) and Seacor have internal arrangements under which each company may receive or transfer money in accordance with its cash requirements, as well as to provide agency services and to provide repair services to each other. The account receivable at December 31, 2002 and 2003 of $546 and $593, respectively, corresponds to agency services and repairs provided.

TFVM (equity investment)

        Represents the balance due to/due from TFM regarding interline services, trackage and haulage rights and car hire.

FRS Service Companies, Inc. (a subsidiary of SSA)

        The Board of Directors of TMMPyT approved a shareholders resolution held on December 6, 2001, to enter into lending arrangements with the shareholders and their respective affiliates. At December 31, 2002, TMMPyT had lent $30,336, to FRS Service Companies, Inc. at an interest rate of 6.35%. In May 2003, TMMPyT was sold to SSA. (See Note 2).

Administrative service agreement with Promotora Servia

        In connection with the restructuring described in Note 1, TMM and Grupo entered into an agreement to terminate the management services agreement between TMM and Grupo that had been in effect since January 15, 1991. Under this agreement, TMM was obligated to pay Grupo, 1% of the TMM's net consolidated revenues, excluding TFM's revenues. The termination agreement, dated October 11, 2001 provides for the payment by TMM to Grupo of $17.5 million on or before September 7, 2002. This contract was renewed and the new payment day of April 30, 2003 was established. This agreement was transferred to Promotora Servia, the company arising from Grupo's spin-off.

        Additionally, on December 14, 2001 TMM and Grupo signed an agreement for the collection rights derived from the benefits of the tax consolidation amounting to $9.4 million which is payable to Promotora Servia at latest on April 30, 2003.

        The Company paid $20.4 million. The remaining unpaid balance owed to Promotora Servia is $6.5 million and Promotora Servia has agreed to be issued new notes in an aggregate principal amount equal to such remaining unpaid balance in lieu of a cash payment.

KCS Transportation Company ("KCSTC") management services agreement

        The Company and KCSTC, a wholly owned subsidiary of KCS, a Grupo TFM's stockholder, entered into a management service agreement pursuant to which KCSTC makes available to TFM certain railroad consulting and management services commencing in May 1997 for a term of 12 months and which may be renewed for additional one-year periods by agreement of the parties. Under the terms of the agreement, KCSTC is to be reimbursed for its costs and expenses incurred in the performance of such services.

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

SSA

        On December 31, 2001, the Company celebrated an agreement with SSA in which the latter will provide technical assistance to TMMPyT. Thus, TMMPyT will reimburse the corresponding expenses to SSA for rendering those services. In May 2003, TMMPyT was sold to SSA. (See Note 2).

        The most important transactions with related parties are summarized as follows:

	Year ended December 31,
	2001	2002	2003
Transportation revenues	$40,276	$803	$8,109

Management services	$1,524	$5,453	$8,706

Financial products		$1,429

Other expenses	$(877)	$(1,423)	$3,872

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

        At the Extraordinary Stockholders' Meeting held on December 21, 2001, the Company's stockholders agreed to merge TMM into Grupo through the increase of capital stock by $65,585 and the issuance of (i) 20,867,849 shares Series "A" which were delivered to the Series "A" stockholders of TMM, and (ii) 14,240,784 shares Series "L" which were delivered to Series "L" stockholders of TMM.

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

        After giving effect to the transactions described above, the capital stock amounted to Ps700,000 is fixed and its integrated for 56,963,137 Series "A" shares outstanding, nominative, without nominal value and with voting rights, which can be held only by persons or companies of Mexican nationality or Mexican companies in which their by-laws include the exclusion of foreign residents clause.

Dividends

        Dividends paid are not subject to income tax if paid from the Net Tax Profit Account and will be taxed at a rate that fluctuates between 4.62% and 7.69% if they arise from the Reinvested Net Tax Profit Account. Any excess over this account is subject to a tax equivalent to 49.25% and 47.06% depending on whether paid in 2004 or 2005, respectively. The tax is payable by the Company and may be credited against its income tax in the same year or the following two years. Dividends paid are not subject to tax withholding.

        In the event of a capital reduction, any excess of stockholders' equity over capital contributions, the latter restated in accordance with the provisions of the Income Tax Law, is accorded the same treatment as dividends.

NOTE 13—OTHER INCOME (EXPENSES):

	December 31,
	2001	2002	2003
Gain on sale of Griega Mariscala Line (Note 4)	$60,744	$2,384
Recoverable taxes	3,392	5,451	$14,112
Tax consolidation benefit (Note 11)	(9,400)
Gain on dilution of subsidiary shares (Note 1)		8,111
Termination agreement (Note 11)		(17,500)
Loss on sale of other subsidiaries (Note 1)			(20,208)
Fees in VAT Lawsuit(1)		(6,260)	(26,701)
Reestructuring costs and others			(21,654)
Loss a sales of property and equipment—Net	(7,585)	(6,897)	(8,793)
Reserve for BIMMSA contingencies (Note 17)			(6,168)
Cancellation of fees related with previous tranches of the obligations for sale of receivables			(6,190)
Loss on disposition of assets			(5,000)
Costs of locomotive sublease	(1,452)	(1,256)	(1,240)
Electric locomotive maintenance	(2,469)	(2,428)	(2,428)
Equity in Terminal Ferroviaria del Valle de México	(915)	1,269	282
Other—Net	(15,546)	(18,066)	(11,339)

	$26,769	$(35,192)	$(95,327)

(1)
As a result of the resolution of the courts regarding the VAT claim, in which TFM won on August 13, 2003, TFM has paid to external lawyers handling the case on behalf of the Company, fees in accordance with the terms of the agreements. Notwithstanding, in accordance with IAS, the VAT recovery is a contingency gain as of December 31, 2003. (See Note 17).

NOTE 14—INCOME TAX, ASSET TAX, TAX LOSS CARRYFORWARDS AND EMPLOYEES' STATUTORY PROFIT SHARING:

Income tax

        The Company determines its consolidated tax result as authorized by the General Technical Revenue Direction of the Ministry of Finance, in ruling number 396-I-B-3-49-1482 dated December 31, 1991.

        For the years ended December 31, 2001, 2002 and 2003, there was a consolidated tax loss of $132,662, $450,293 and $376,801, respectively. The difference between tax and book results is due principally to the inflation gain or loss recognized for tax purposes, the difference between book and tax depreciation and amortization, temporary differences for certain items that are reported in different periods for financial reporting an income tax purposes, and non deductible expenses.

        The benefit (provision) for income tax applied to income was as follows:

	Year ended December 31,
	2001	2002	2003
Current income tax	$(766)	$(1,633)	$(11,426)
Deferred income tax	8,493	(18,076)	(29,737)

Net benefit (provision)	7,727	(19,709)	(41,163)
Asset tax and other taxes	(577)	(92)	(394)

Benefit (provision) for income taxes	$7,150	$(19,801)	$(41,557)

        Reconciliation of the income tax (provision) benefit based on the statutory income tax rate, and the effective income tax benefit (provision) recorded by the Company is as follows:

	Year ended December 31,
	2001	2002	2003
Income (loss) before income taxes and minority interest	$92,914	$(26,263)	$(76,353)

(Provision) benefit for income tax at 35% and at 34% in 2003	$(32,520)	$9,192	$25,960
Decrease (increase) resulting from:
Profits reported by the foreign subsidiaries	(2,593)	1,294	(351)
Effects of inflationary components and inflationary effects on fixed assets and provisions	29,747	(12,556)	(39,163)
Effects on inflation indexing and exchange rate devaluation on tax loss carryforwards—Net	15,724	(11,698)	(16,911)
Non-deductible expenses	(1,093)	(1,088)	(6,811)
Change in tax rate from 35% to 32%		(2,708)	1,987
Other—Net	(2,115)	(2,237)	(6,268)

Net deferred income tax benefit (provision)	$7,150	$(19,801)	$(41,557)

        According to the amendments to the Mexican Income Tax Law in 2002, the income tax rate will decrease by one percent each year from 35% starting in 2003 down to 32% in 2005.

        The components of deferred tax assets and (liabilities) are as follow:

	December 31,
	2002	2003
Tax-loss carryforwards	$496,689	$531,669
Income tax paid on dividends	15,660	1,401
Inventories and provisions—Net	59,596	64,566
Concession rights and property, machinery and equipment	(351,270)	(451,626)

Net deferred tax assets	$220,675	$146,010

Balance at the beginning of the year	$238,751	$220,675

Sale of subsidiary shares		$(44,928)

Deferred tax provision of the year	$(18,076)	$(29,737)

        The Company has recognized deferred tax assets related to its tax loss carryforwards and other items after evaluating the reversal of existing taxable temporary differences. To the extent that the balance of the deferred tax assets exceeds the existing temporary differences, Management has evaluated the recoverability of such amounts evaluating the probability of prudent and feasible tax planning strategies as well as by estimating future tax profits in expected in the foreseeable future and the remaining tax loss carryforwards periods which extend between 2004 through 2046. The tax profits include estimates of profitability and macroeconomic assumptions which are based on Management's best estimate as of date.

Asset tax

        The Asset Tax Law establishes a tax of 1.8% on the average of assets, less certain liabilities, which is payable when it exceeds the income tax due. There was no asset tax base in the consolidated returns for 2001, 2002 and 2003. Some subsidiaries generated an asset tax on individual basis of $92 and $394, for the years ended December 31, 2002 and 2003, respectively.

Tax loss carryforwards

        At December 31, 2003 Grupo, with the exception of Grupo TFM, have the tax loss carryforwards shown in the following page, which under the Mexican Income Tax Law, are inflation-indexed through the date of utilization.

Year in which loss arose	Inflation-indexed amounts as of December 31, 2003	Year of expiration
1994	$6,609	2004
1995	16,380	2005
1996	737	2006
1997	5,245	2007
1998	13,641	2008
1999	9,050	2009
2000	17,020	2010
2001	5,174	2011
2002	66,881	2012
2003	81,016	2013

	$221,753

        Grupo TFM and subsidiaries has tax losses updated in the terms of the Income Tax Law, that can be amortized as shown below:

Year in which loss arose	Inflation-indexed amounts as of December 31, 2002	Year of expiration
1996	$14,130	2046
1997	228,092	2046
1998	339,384	2046
1999	9,049	2046
2000	160,049	2046
2001	68,743	2046
2002	398,791	2012
2003	274,817	2046

	$1,493,055

Employees' statutory profit sharing

        Employees' statutory profit sharing is determined by the Company at the rate of 10% on taxable income, adjusted as prescribed by the Mexican Income Tax Law.

        For the years ended December 31, 2001, 2002 and 2003, there was no basis for employee's profit sharing.

NOTE 15—FINANCIAL INFORMATION BY SEGMENT:

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

        Information for each operating segment is as follows:

	Specialized Maritime Division		Logistics Division		Ports and Terminals Division		Railroad Division	Elimination between segments and share accounts	Total consolidated
December 31, 2001
Transportation revenues		$118,988		$77,401		$100,617	$722,845	$(19,759)	$1,000,092
Cost and expenses		(101,819)		(66,654)		(56,333)	(489,226)	6,402	(707,630)
Depreciation and amortization		(8,152)		(4,432)		(7,321)	(79,602)	(3,812)	(103,319)

Income on transportation		$9,017		$6,315		$36,963	$154,017	$(17,169)	189,143

Costs, expenses and income not allocated									(180,218)

Net income for the period									$8,925

Total capital expenditures by segment		$9,597		$3,361		$6,608	$84,626		$104,192
Shared capital expenditures								$1,715	1,715

Total capital expenditures		$9,597		$3,361		$6,608	$84,626	$1,715	$105,907

Total non- cash transactions	$		$		$		$84,340		$84,340
Shared non-cash transactions								$158,627	158,627

Total non-cash transactions	$		$		$		$84,340	$158,627	$242,967

December 31, 2002
Transportation revenues	$123,214		$79,057		$112,517	$712,327	$(18,499)	$1,008,616
Cost and expenses	(106,343)		(70,817)		(70,319)	(474,042)	4,308	(717,213)
Depreciation and amortization	(8,177)		(4,214)		(8,776)	(82,553)	(3,690)	(107,410)

Income on transportation	$8,694		$4,026		$33,422	$155,732	$(17,881)	183,993

Costs, expenses and income not allocated								(226,602)

Net loss of the period								$(42,609)

Total assets by segment	$144,193		$82,827		$132,882	$2,264,955		$2,624,857
Shared assets							$54,839	54,839

Total assets	$144,193		$82,827		$132,882	$2,264,955	$54,839	$2,679,696

Total liabilities by segment	$82,084		$51,710		$18,577	$1,152,980		$1,305,351
Shared liabilities							$469,013	469,013

Total liabilities	$82,084		$51,710		$18,577	$1,152,980	$469,013	$1,774,364

Total capital expenditures by segment	$2,705		$5,132		$7,010	$89,355		$104,202
Shared capital expenditures							$2,769	2,769

Total capital expenditures	$2,705		$5,132		$7,010	$89,355	$2,769	$106,971

Total non-cash transactions	$750	$		$		$(93,555)		$(92,805)
Shared non-cash transactions							$5,528	5,528

Total non-cash transactions	$750	$		$		$(93,555)	$5,528	$(87,277)

December 31, 2003
Transportation revenues		$116,000		$89,531	$52,188	$698,528	$(18,204)	$938,043
Cost and expenses		(101,719)		(83,645)	(37,171)	(481,327)	3,042	(700,820)
Depreciation and amortization		(6,263)		(3,367)	(4,496)	(85,195)	(885)	(100,206)

Income on transportation		$8,018		$2,519	$10,521	$132,006	$(16,047)	137,017

Costs, expenses and income not allocated								(223,679)

Net loss for the period								$(86,662)

Total assets by segment		$227,784		$97,277	$43,540	$2,121,733		$2,490,334
Shared assets							$(13,552)	(13,552)

Total assets		$227,784		$97,277	$43,540	$2,121,733	$(13,552)	$2,476,782

Total liabilities by segment		$78,003		$59,611	$38,213	$1,141,879		$1,317,706
Shared liabilities							$427,683	427,683

Total liabilities		$78,003		$59,611	$38,213	$1,141,879	$427,683	$1,745,389

Total capital expenditures by segment		$4,257		$2,029	$1,529	$73,121		$80,936
Shared capital expenditures							$172	172

Total capital expenditures		$4,257		$2,029	$1,529	$73,121	$172	$81,108

Total non-cash transactions	$		$		$2,362	$120		$2,482
Shared non-cash transactions							$4,147	4,147

Total non-cash transactions	$		$		$2,362	$120	$4,147	$6,629

NOTE 16—LABOR OBLIGATIONS:

      Seniority premiums and retirement plan benefits ("pension benefits") obligations are based on actuarial calculations using the projected unit credit method. Pension benefits are based mainly on years of service, age and salary upon retirement.

        Seniority premiums and pension benefits charged to income include the amortization of past service costs over the average remaining working lifetime of employees.

        The following is a breakdown of the labor cost, together with the actuarial estimation of the present value of this benefit, as well as the basic actuarial assumptions for the calculation of those labor obligations.

	Year ended December 31,
	2001	2002	2003
Labor cost	$179	$619	$677
Financial cost	262	978	906
Return on trust assets	(244)	(199)	(204)
Amortization of the transitory obligation and variations in assumptions	(20)	(46)	(131)

Net period cost	$177	$1,352	$1,248

	December 31,
	2002	2003
Reserve for pension and seniority premiums:
Projected benefit obligations	$(12,984)	$(12,019)
Plan assets	2,252	1,953
Unamortized transition asset	(1,504)	(282)

Reserve for pensions and seniority premiums	$(12,236)	$(10,348)

        Plan assets consist basically of fixed-rate investments, marketable securities authorized for pension plans by the Mexican National Banking and Securities Commission as well as Mexican Bonds.

        The economic hypotheses with respect to the discount rate, the increase in salaries and the long-term return considered in determining the projected benefit obligation were 9%, 5% and 9%, in 2002 and 2003, respectively.

        As of December 31, 2003, approximately 67.45% of the Company's employees are covered under a collective bargaining agreements. Under these labor agreements, the compensation terms of the collective bargaining agreements are subject to renegotiation on an annual basis, whereas all other terms are to be renegotiated every two years.

NOTE 17—COMMITMENTS AND CONTINGENCIES:

Commitments

Concession duty

        Under TFM's concession, the Government has the right to receive a payment from TFM equivalent to 0.5% of the gross revenue during the first 15 years of the concession period and 1.25% during the remaining years of the concession period. For the years ended December 31, 2001, 2002 and 2003, the concession duty expense amounted to $3,391, $3,267 and $3,599, respectively, which were recorded as operating expense.

        According to the partial assignment agreements to operate ports, the Company had the obligation to make monthly fixed and variable rental payments. Such payments totaled $6,051 in 2001, $11,749 in 2002 and $4,740 in 2003.

Capital lease obligations

        At December 31, 2002 and 2003, the outstanding indebtedness corresponds to two land capital leases for a period of ten years, in which TFM has the option to purchase at the end of the agreement term.

Locomotives operating leases

        In May 1998 and September 1999, TFM entered into two operating lease agreements for 75 locomotives each, which will expire over the next 17 and 18 years, respectively. At the end of the contracts the locomotives will be returned to the lessor. As of December 31, 2003, TFM had received 150 locomotives. Rents under these agreements amounted to $28.8 million in 2001, $29.1 million in 2002 and $29.1 million in 2003.

        Future minimum payments by year and in the aggregate, under the aforementioned leases are show as follows:

	At December 31,
Year ending December 31,
	2002	2003
2003	$29,095
2004	29,135	$29,135
2005	29,095	29,095
2006	29,095	29,095
2007	29,095	29,095
2008 and thereafter	344,173	29,135
2009 and thereafter		315,038

	$489,688	$460,593

Railcars operating leases

        TFM leases certain railcars under agreements, which are classified as operating leases. The term of the contracts fluctuate between 3 and 15 years. Future minimum rental payments, under these agreements are shown as follows:

	At December 31,
Year ending December 31,
	2002	2003
2003	$32,830
2004	18,064	$31,930
2005	12,504	15,592
2006	10,012	12,642
2007	9,084	10,433
2008 and thereafter	51,143	9,498
2009 and thereafter		40,942

	$133,637	$121,037

Locomotives maintenance agreements

        TFM has entered into two locomotive maintenance agreements, which expire in 2004 and 2018 with third-party contractors. Under current arrangements, the contractors provide both routine maintenance and major overhauls at an established rate in a range from four to five hundred dollars per locomotive per day.

Track maintenance and rehabilitation agreement

        In May 2000, TFM entered into a track maintenance and rehabilitation agreement, which expires in 2012. Under this contract, the contractor provides both routine maintenance and major rehabilitation to the Celaya-Lázaro Cárdenas stretch, which is comprised of approximately 350 miles. Maintenance and rehabilitation expense amounted to $30.2 million in 2001 and $35.6 million in 2002 and $3.4 million in 2003. Under this agreement, TFM will pay approximately $30 million over the remaining term of the contract in the next 9 years.

Fuel purchase agreement

        On December 19, 1997, TFM entered into a fuel purchase agreement with PEMEX Refinación, under which TFM has the obligation to purchase at market price a minimum of 15,000 cubic meters and a maximum of 20,000 cubic meters per month of PEMEX diesel. The term of the agreement is indefinite, but can be terminated for justified cause by each party with a written notification upon three months notice.

Leases and charters

        The Company uses various bareboat and time-chartered vessels to supplement its fleet for periods ranging from seven months to ten years. The related charter expenses were to $56,780 in 2001, $38,127 in 2002, and $37,2487 in 2003. In addition, at the end of 1998, the Company leased several cranes for periods ranging from two to five years for use in a port. Rental payments for these cranes amounted $6,375 in 2001, $6,001 in 2002 and $2,473 in 2003.

        An analysis of minimum future charter and lease payments specified in the related agreements is as follows:

	December 31,
Year
	2002	2003
2003	$35,919
2004	12,144	$34,238
2005	9,351	20,785
2006	6,788	15,201
2007 and thereafter	14,668	15,289
2008 and thereafter		9,472

	$78,870	$94,985

Fuel freight service agreement

        On October 30, 2002, TFM entered into a freight service agreement with PEMEX Refinación, which will expire in 2006. Under this agreement TFM has the obligation to provide services payable in pesos by year as shown below:

	Minimum	Maximum
2003	Ps126,264	Ps315,659
2004	98,769	246,922
2005	98,769	246,922
2006	65,756	164,390

	Ps389,558	Ps973,893

Synthetic lease contracts

Keith G McCall and Isla Guadalupe

        On October 10, 2002, Marítima Mexicana, S. A. de C. V. ("Marmex"), an indirect subsidiary of Grupo, sold the vessels Keith G McCall and Isla Guadalupe for $15,200. The Company recorded a gain of $419 on the sale of the vessels.

        On the same date, Marmex entered into a seven year line charter contract with a purchase option with the new owner of the vessels. The purchase option was established at the market cost of the vessels at the time the option is exercised. Marmex does not currently intend to exercise the purchase option. Additionally, the contract establishes the possibility of extending the charter period to the terms agreed upon by the two parties when the current contract expires. As per the terms of the contracts, Marmex is required to make quarterly payments through 2009.

Isla Azteca (ex-Seacor Alcina)

        On December 19, 2003 Marmex bought from Seacor the Seacor Alcina vessel for $8,800. This vessel was renamed as Isla Azteca.

        On the same date, Marmex sold the vessel for $8,800 and entered into a seven year line charter contract with a purchase option. The purchase option was established at the market cost of the veseel at the time the option is exercised. Marmex does not currently intend to exercise the purchase option. Additionally, the contract establishes the possibility of extending the charter period to the terms agreed upon by the two parties when the current contract expires. As per the terms of the contract, the Company is required to make quarterly payments through 2004 and 2008.

        As of December 31, 2002 and 2003 the minimum compulsory future rental payments for the three vessels are as follows:

Year	Amount
2003	$1,992
2004	2,869
2005	3,125
2006	3,125
2007	3,125
2008	2,246
2009	1,954

Total	$18,436

Shipbuilding contract

        On March 17, 2004, the Company entered into a shipbuilding contract for two 47,000 DWT product tanker vessels, to be delivered 2007, at an aggregate price of $62.0 million. The current aggregate market value of the vessels is $67.0 million. The Company has the option to transfer its rights under the shipbuilding contract at any time, and as such, may benefit from the surplus.

        At present, Management is evaluating the accounting method according to IAS 39.

Contingencies

  A)
  Value Added Tax Lawsuit

            The Company has filed a claim for the refund of approximately $188 million (Ps 2,111 million) of value added tax ("VAT") paid in connection with the acquisition of TFM.

            On September 25, 2002 the Mexican Magistrates Court of the First District (the "Federal Court") issued its judgment in favor of TFM on the VAT claim, which has been pending in the Mexican Courts since 1997. The claim arose out of the Mexican Treasury's delivery of a VAT refund certificate to a Mexican governmental agency rather than to TFM. By a unanimous decision, a three-judge panel of the Federal Court vacated a prior judgment of the Mexican Fiscal Court (Tribunal Federal de Justicia Fiscal y Administrativa) and remanded the case to the Mexican Fiscal Court with specific instructions to enter a new judgment consistent with the guidance provided by the Federal Court's ruling. The Federal Court's ruling required the fiscal authorities to issue the VAT refund certificate in the name of TFM. On December 6, 2002 the upper chamber of the Mexican Fiscal Court issued a ruling denying TFM's right to receive a value added tax refund from the Government. On January 8, 2003, TFM was officially notified of the new judgment of the Fiscal Court and on January 29, 2003, filed the appropriate appeal.

            On June 11, 2003 the Federal Court issued a judgment in favor of TFM against the ruling of the Fiscal Court. On July 9, 2003 TFM was formally notified by a three-judge panel of the Federal Court of its June 11, 2003 judgment, which granted TFM constitutional protection ("amparo") against the ruling of the Fiscal Court issued on December 6, 2002, which had denied TFM the right to receive the VAT refund certificate. The Federal Court found that the VAT refund certificate had not been delivered to TFM, and confirmed the Fiscal Court's determination that TFM had the right to receive the VAT refund certificate. The Federal Court's ruling stated that the Treasury's decision denying delivery of the VAT refund certificate to TFM violated the Mexican Law, and it instructed that the VAT refund certificate be issued to TFM on the terms established by Article 22 of the Mexican Fiscal Code in effect at that time.

            In a public session held on August 13, 2003, the Fiscal Court issued a resolution regarding TFM's VAT lawsuit vacating its previous resolution of December 6, 2002, and in strict compliance with the ruling issued on June 11, 2003, by the Fiscal Court, resolved that TFM had proved its case, and that a "ficta denial" occurred, declaring such denial null and void as ordered by the Fiscal Court. On August 25, 2003, TFM was formally notified by the Fiscal Court of its resolution regarding TFM's VAT lawsuit. The resolution was the result of the unanimous vote of the nine magistrates present at the public session. The Fiscal Court ordered the issuance of the VAT refund certificate to TFM under the terms established by Article 22 of the Mexican Fiscal Code in effect in 1997. On October 3, 2003 the Mexican Tax Attorney of the Federal Government (Procuraduría Fiscal de la Federación) filed for a review of the Fiscal Court's ruling issued on August 13, 2003. On November 5, 2003, the Federal

    Court found no merit to the requested review and as a result, the August 13, 2003 Fiscal Court's ruling remains in place.

            On January 19, 2004, the Mexican Treasury delivered to TFM, pursuant to the August 13, 2003 Fiscal Court ruling, a Special VAT Certificate representing the historical claim amount of Ps2,111 million, or approximately $188 million as of December 31, 2003.TFM will continue seeking for the additional amounts representing the effect of inflation and interest on the original claim amount.

            On January 20, 2004, the Mexican Fiscal Administration Service ("Servicio de Administración Tributaria" or "SAT") issued a provisional attachment of the Special VAT Certificate, stating that the documents that support the value of the Special VAT Certificate do not comply with applicable tax requirements. TFM has publicly stated it will oppose the SAT's action through all possible legal means.

            In the preliminary summation finding, the SAT noted that the Company, "…wrongfully declared a VAT receivable for Ps2,111 million, which in the Company's opinion refers to expenses that do not comply with fiscal requirements, and therefore, are not deductible. In our view, TFM did not prove its VAT claim with corresponding documentation, which incorporates fiscal requisites as to the identity of the taxpayer, its tax identification code, address of the seller and buyer of the assets in question, and the VAT shown as separate from the principal." and as a result, the VAT cannot be credited. TFM has not made any reserve for this purported claim as it believes that it does not have any merits and as of today, no tax liability has been levied against TFM, as the final summary of the audit is still pending.

  B)
  The Mexican Government Put

            In October 2003, Grupo TFM requested that a federal judge in Mexico provide an appropriate interpretation of the Put Agreements. When the Government opened the Mexican railroad system to private investment, it retained a 20% equity interest in TFM. The intention was to sell these shares through a public offering, at such time as the Government considered it appropriate and with approval of the Comisión Nacional Bancaria y de Valores—"CNBV", with the objective of strengthening the market for public investments in Mexico and encouraging additional investors to invest in the capital stock of TFM.

            Additionally, TFM's bid contained the following condition: "The franchise purchasers will be obligated to acquire the equity portion that cannot be placed in the Bolsa Mexicana de Valores—"BMV", at the initial offering prices plus respective interest".

            The Company believes that under the Put Agreements, the Government agreed to comply with the following process in order to sell the equity interest that the Government retains in TFM:

    1.
    Register the TFM shares with the BMV;

    2.
    Receive the approval of the CNBV to exercise the put;

    3.
    Request that TFM provide all information necessary to place the Government's equity stake in the equity markets; and

    4.
    Place the number of TFM shares it is able to in the equity markets once all necessary approvals are granted.

            When the above steps are completed, the Government is to notify Grupo TFM of the number of TFM shares that could not be placed in the equity markets and is to request that Grupo TFM acquire those shares at the minimum stipulated price. The Company does not believe that any of the steps described above have been carried out. As a result, the Company believes that the Government has not yet completed the steps required for it to request that Grupo TFM acquire the equity stake in TFM held by the Government; and consequently, the Company believes that the put is still outstanding until the above conditions and the VAT claim will be completed and on such date the term of 81 months starts, in accordance with the agreement dated June 9, 1997.

            The price of the Government's interest, as indexed for Mexican inflation, as of December 31, 2003 was approximately 1,570.3 million UDIs (representing Ps5,264 million, or approximately $469.4 million). The estimated fair market value of the Government's interest as of December 31, 2003 was $475.6 million. If the Government's put rights were properly exercised and the transaction was consummated, purchase accounting would apply and goodwill may be recognized for the excess, if any, of the purchase price over the fair value of the net assets acquired.

            Nevertheless, and notwithstanding the judicial proceeding initiated by Grupo TFM in October 2003, on October 31, 2003, the SCT requested that Grupo TFM confirm whether it intends to purchase the TFM shares subject to the put rights of the Government. Grupo TFM responded that the purchase of the Government's shares of TFM was the subject of an ongoing judicial proceeding that had yet to be resolved. On November 3, 2003, the SCT stated in a communication to Grupo TFM that it had complied with the requirements for the exercise of its put rights as set out in the Put Agreements and that all procedures required to execute the sale of the Government's TFM shares would be made through the SAT.

            Grupo TFM requested that a federal court review the SCT's communications with respect to the Government's put rights. On December 16, 2003, the Fourth Administrative District Court issued an injunction ordering the parties to maintain the status quo pending judicial resolution of the dispute. In order for the injunction to be effective, the Fourth Administrative District Court required that Grupo TFM post a bond for the equivalent of six months of interest on the exercise price of the Government's put option to be calculated at an interest rate of 6% per annum (approximately Ps160 millions or approximately $14.3 million at December 31, 2003).

            However, as no further action has been taken by the Government to enforce its rights in connection with the put shares, Grupo TFM's obligation to post such a bond is considered discretionary under Mexican law. Consequently, Grupo TFM has elected, for the time being, not to post the bond so as not to incur unnecessary expense. Grupo TFM has the right to post the bond at any time while the amparo proceeding is pending. Grupo TFM will vigorously defend its view that the Government has not fulfilled the prescribed steps required to exercise its put rights. Although Grupo TFM believes that it will prevail in legal proceedings related to these matters, there can be no assurance that it will prevail.

            In the event that Grupo TFM does not purchase the Government's put, Grupo and KCS, or either Grupo or KCS, are obligated to purchase the Government's interest. Grupo and KCS have cross indemnities in the event the Government requires only one of them to purchase its interest. The cross indemnities allow the party required to purchase the Government's interest to require the other party to purchase its pro rata portion of such interest.

  C)
  Ferrocarril Mexicano, S. A. de C. V. ("Ferromex") disputes

            TFM and Ferromex have not been able to agree upon the rates each of them is required to pay to the other for interline services and haulage and trackage rights. Therefore, in accordance with TFM's rights under the Mexican railroad services law and regulations, in February 2001, TFM initiated and administrative proceeding requesting a determination of such rates by the SCT.

            In September 2001, Ferromex filed a legal claim against TFM relating to the payments that TFM and Ferromex are required to make to each other for interline services and trackage and haulage rights. TFM believes that this legal claim is without merit, and that the payments for interline services and trackage and haulage rights owed to TFM by Ferromex exceed the amount of payments that Ferromex claims TFM owes to Ferromex for such services and rights. Accordingly, TFM believes that the outcome of this legal claim will not have a material adverse effect on the financial condition of TFM. On September 25, 2002, the Third Civil Court of Mexico City rendered its judgment in favor of TFM. Ferromex appealed the judgment and TFM prevailed in such appeal. Ferromex went in last resource, to the "amparo" proceedings before Federal Courts, and obtained a resolution that orders the higher local court to review the case again exclusively for the interline services. The higher local court issued a new ruling which both Ferromex and TFM claimed in a new "amparo" proceeding at the Federal Court, and which is pending resolution. TFM cannot predict whether it will ultimately prevail.

            In connection with the Ferromex claim, Ferromex temporarily prevented TFM from using certain short trackage rights which TFM has over a portion of its route running from Celaya to Silao, which is the site of a General Motors plant from where TFM transports finished vehicles to the border crossing at Nuevo Laredo. Ferromex was subsequently ordered by the court to resume giving us access, and in October 2001, TFM filed a counterclaim against Ferromex relating to these actions. TFM has also initiated several judicial and administrative proceedings at the SCT to seek the imposition sanctions on Ferromex for violations to the trackage rights in the route from Celaya to Silao, which as of to date have not been resolved.

            TFM has also initiated several administrative and judicial proceedings (including criminal actions) against Ferromex at the SCT and the relevant Federal Courts, in connection with its trackage rights in Altamira, Topo Grande-Chipinque, Guadalajara, Arellano-Chicalote, Ramos Arizpe-Encantada, and Pedro C. Morales-Cerro de la Silla. TFM cannot predict whether it will ultimately prevail on such proceedings.

            In March 2002, the SCT issued its ruling in response to TFM's request, establishing a rate to be charged for trackage rights using the criteria set forth in the Mexican railroad services law and regulations. TFM is appealing the ruling and requesting a suspension of the effectiveness of the ruling pending resolution of its appeal. TFM cannot predict whether it will ultimately prevail. TFM believes that even if the rates established in the ruling go into effect and TFM and Ferromex begin using the long-distance trackage rights over each other's rail line, this will not have a material adverse effect on TFM's results of operations. A separate ruling was issued confirming TFM's right to use the Celaya-Silao stretch of Ferromex track, which was appealed by Ferromex before Federal Courts obtaining the suspension of such ruling. TFM requested and obtained an "amparo" proceeding against such suspension and Ferromex appealed the resolution granting the "amparo" to TFM. The final resolution on the appeal of Ferromex is pending. TFM cannot predict whether it will ultimately prevail in this "amparo" proceeding as well as on the main procedure regarding TFM's right to use the Celaya-Silao stretch of Ferromex track.

            Both Ferromex and TFM have suspended the reconciliation of their balances in 2003, and have initiated several judicial and administrative proceedings in connection with the amounts payable to each other for interline services, haulage and trackage rights. Those procedures continue under litigation and therefore are pending of final resolution.

  D)
  Dispute between Grupo and KCS

            On April 20, 2003, Grupo entered into the Acquisition Agreement with KCS, which owns a 49% voting interest in Grupo TFM, under the terms of which Grupo was to sell its entire interest in Grupo TFM, which owns 80% of TFM and through which its railroad operations are conducted. Under the agreement, KCS was to acquire the Grupo's interest in Grupo TFM in exchange for $200 million in cash and 18,000,000 shares of common stock of KCS's successor corporation. In addition, Grupo is to have the right to receive an additional earnout of up to $175 million in cash ($180 million if KCS elected to defer a portion of the payment) in the event that the pending VAT claim against the Government by TFM was successfully resolved prior to the execution by the Government of its "put" rights in certain shares of TFM and the amount of VAT Proceeds received was greater than the purchase price of the "put" shares held by the Government. Completion of the TFM sale was subject to approval by (i) holders of Grupo existing notes, (ii) the shareholders of KCS and (iii) the shareholders of Grupo, receipt of certain governmental approvals in the United States and Mexico and other customary conditions. Subsequent to the execution of the Acquisition Agreement, KCS representatives undertook certain activities that Grupo believes jeopardized the economic value to be realized by Grupo and its shareholders form the sale of Grupo TFM. Grupo believes these actions interfered with its ability to realize the earnout and also created the potential for serious detriment to the value of the KCS shares Grupo was to receive in the transaction.

            On August 18, 2003, Grupo's shareholders voted to reject the Acquisition Agreement. In addition, Grupo's Board of Directors, assuming their responsibility with respect to the shareholders' vote, met on August 22, 2003 and voted to terminate the Acquisition Agreement. Grupo sent a notice of termination of the Acquisition Agreement to KCS that day.

            KCS has disputed Grupo's rights to terminate the Acquisition Agreement and alleged certain breaches by Grupo of the Acquisition Agreement. Under the terms of the Acquisition Agreement, the parties have submitted these disputes to binding arbitration. An arbitration panel has been chosen in accordance with the terms of the Acquisition Agreement. KCS obtained a preliminary injunction for the Delaware Chancery Court enjoining Grupo from violating the terms of the Acquisition Agreement pending a subsequent decision by a panel of arbitrators regarding whether the Acquisition Agreement was properly terminated.

            On December 8, 2003, Grupo and KCS participated in a preliminary hearing with the arbitrators during which the arbitrators deliberated whether the issue of the Acquisition Agreement's continued effectiveness should be bifurcated from the other issues in the case. On December 22, 2003, the panel bifurcated the issue of whether Grupo properly terminated the Acquisition Agreement from the other disputed issues between the parties. On February 2, 3 and 4, 2004 a hearing was held in New York on the issue of whether Grupo's termination was proper. Grupo maintained that they properly terminated the Acquisition Agreement while KCS sought a declaration that the Acquisition Agreement was wrongfully terminated. On February 19, 2004, Grupo and KCS filed post-hearing briefs with the panel.

            In March 2004, Grupo announced that the three-member panel in the arbitration proceeding between KCS and Grupo concluded, in an interim award, that the rejection of the Acquisition Agreement by Grupo's shareholders in its vote on August 18, 2003, did not authorize Grupo to terminate the Acquisition Agreement. Accordingly, the three-member panel indicated the Acquisition Agreement will remain in force and binding on the parties until otherwise terminated according to its terms or by law. In reaching the conclusion, the panel found it unnecessary to determine whether approval by Grupo's shareholders is a "condition" of the Acquisition Agreement.

            Grupo continues to believe that any transaction cannot occur without approval of Grupo's shareholders, and the panel's decision did not reach a conclusion on that issue. The arbitration process will continue, and Grupo will review the interim reward with its counsel and analyze the alternatives available to it in this process.

            On April 4, 2004, the panel issued an order, which was stipulated to by KCS and Grupo, and which provided that the parties agreed "not to request a scheduling order for a further hearing in the arbitration at this time" and that "each party reserves the right to request a scheduling order for a further hearing at any time".

            On April 7, 2004, Grupo and KCS agreed not to move immediately into the next phase of arbitration, following the March 19, 2004 Interim Award of the AAA International Center for Dispute Resolution Arbitration Panel, which found that the Acquisition Agreement remains in force and is binding on KCS and Grupo unless otherwise terminated according to its terms or by law. Both companies have reserved the right to proceed with the next phase of arbitration at any time. In a stipulation signed by Grupo and KCS and accepted by the arbitration panel, the two companies have agreed to discharge in good faith all of the obligations of the Acquisition Agreement signed April 20, 2003.

            There are no further proceedings currently scheduled before the arbitrators, although KCS has indicated that it intends to submit a claim for its fees and expenses in connection with the hearings in February. Under an agreement between the parties, each side remains free to seek to recommence proceedings at any time. No damage claims have been particularized, and no hearings set in connection with any damage claims. The Company cannot say when; if ever, any such claims will be presented to the arbitrators.

  E)
  The GM Put Option

            In October 2000, EMD a subsidiary of General Motors, invested $20 million in TMM Multimodal (representing an approximate 3.4% economic interest in TMM Multimodal). EMD's investment as a partner is part of the overall strategy of Grupo designed to encourage the participation of strategic investors. Under the terms of the Subscription and Stockholder Agreement relating to its investment in TMM Multimodal, EMD has the right to cause Grupo to purchase, or, alternatively, to cause TMM Multimodal to redeem, all, but not less than all, of EMD's shares in TMM Multimodal ("GM put option"). The GM Put Option is exercisable by EMD at any time during the period beginning June 30, 2003 and ending June 30, 2007. The price to be paid upon exercise of the GM Put Option is $20 million, plus interest compounded annually from June 30, 2000, at the rate of 12% per annum, less certain distributions received by EMD in respect of its shares of TMM Multimodal. As of the date of these consolidated financial statements EMD has not exercised the GM Put Option. EMD also has the right, under certain circumstances, to exchange its shares of TMM Multimodal for shares in either Grupo or Grupo TFM. In addition, Grupo and TMM Multimodal have the right to acquire or redeem all, but not less than all, of EMD's shares in TMM Multimodal for a price of $20 million, plus interest compounded annually from June 30, 2000 at rates beginning at 15% per annum for period up to June 30, 2003, and increasing periodically to 20% per annum for periods after June 30, 2010, less certain distribution received by EMD in respect of its shares of TMM Multimodal.

            The price of the GM Put option as of December 31, 2003 was approximately $29.7 million and the estimated fair market value of the GM Put option as of December 31, 2003, was $33.4 million.

  F)
  Other legal proceedings

  —
  The Company is a party to various other legal proceedings and administrative actions, all of which are of an ordinary or routine nature and incidental to its operations. Although it is impossible to predict the outcome of any legal proceeding, in the opinion of the Company's Management, such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on the Company's financial condition, results of operations or liquidity.

  —
  The Company has significant transactions and relationships with related parties. Because of these relationships, in accordance with the Mexican Income Tax Law, the Company must obtain a transfer pricing study that confirms that the terms of these transactions are the same as those that would result from transactions among wholly unrelated parties. The Company is in the process of completing this study.

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

  —
  In November 2001, Grupo filed a claim for nullity against the Federal Tax and Administrative Court, whereby the tax loss for the fiscal year 1996, for income tax purposes, is reduced, and differences were determined as a result of withholdings from the payment of interest to nonresidents, derived from the placement of Yankee bonds abroad, as well as the value-added tax, restatement, surcharges and fines in the amount of Ps326 million ($29 million) for fiscal years 1995 and 1996. Management believes that the outcome of this legal claim will not be against the Company.

  —
  The account due from Bufete de Infraestructura Marítima Mexicana, S. A. de C. V. ("BIMMSA"), a related Company, amounting to $85,625 (100% reserved at December 31, 2003) (a joint venture company) was derived from maritime services provided to that company. BIMMSA was engaged primarily in installing underwater ducts in the Campeche Sound in the Gulf of Mexico for PEMEX. BIMMSA ultimately failed to complete the PEMEX contract, due to the non payment of increased costs not imputable to BIMMSA, finishing less than a third of the required pipelines. On June 20, 2000 certain suppliers filed Chapter 7 case and on June 28, 2000, the court filed the Chapter 7 case against BIMMSA. On February 4, 2003, the United States Bankruptcy court requested Grupo to pay a sum of $3.4 million to the designated Trustee in full and final satisfaction of the Agreed Judgment. On April 29, 2003, the Company paid the total sum of $3.4 million, on behalf of BIMMSA, withdrawing it from any responsibility in this case. (See Note 13).

    —
    In 2004, KCS initiated judicial proceedings against Grupo, TMM Multimodal, and Grupo TFM seeking the nullification of the call option agreement dated December 31, 2001 and the corresponding amendments celebrated between the Bank of New York and TMM Multimodal, as well as the payment of the fees and expenses in connection with the celebration of these agreements. The call option agreement refers to the acquisition of Grupo TFM shares owned by TMM Multimodal in case of failure of Grupo to comply with certain covenants regarding its obligations for sale of receivables agreements.

NOTE 18—RECONCILIATION OF DIFFERENCES BETWEEN IFRS AND U.S. GAAP:

a.     Reconciliation between consolidated results:

		Year ended December 31,
	Reference to subnote d.
		2001	2002	2003
Net income (loss) for the period under IFRS		$8,925	$(42,609)	$(86,662)
Deferred gain on building and vessels arising from sales and lease back transactions—net	i.	7,213	9,858	3,220
Pension and seniority premium plan	ii.	(374)	(159)	(464)
Translation adjustments of U.S. GAAP adjustments	iii.	2,097	4,815	393
Deferred taxes	iv.	14,529	113,239	82,099
Effect of U.S. GAAP adjustments on minority interest	v.	6,503	(91,921)	(62,039)
Deferred charges	vi.	(933)	702	34
Investments	vii.	(5,000)
Amortization of goodwill	vii.		1,070	536
Dilution in sale of Mexrail	viii.		(8,111)
Depreciation	viii.		(459)	(612)
Amortization	x.		189	226
Gain on valuation of the Put Options	xi.			(6,779)
Effect of U.S. GAAP adjustments on discontinued operations	xv.	(15,124)	24,034	22,978

Net income (loss) under U.S. GAAP		$17,836	$10,648	$(47,070)

b.     Reconciliation of stockholders' equity:

		Year ended December 31,
	Reference to subnote d.
		2002	2003
Balance under IFRS		$139,850	$53,188
Deferred gain on building and vessels arising from sales and lease back transactions—Net	i.	(8,357)	(4,558)
Pension and seniority premium plan	ii.	66	240
Deferred taxes	iv.	65,185	169,328
Effect of U.S. GAAP adjustments on minority interest	v.	(38,653)	(100,582)
Deferred charges	vi.	(231)	(197)
Investments	vii.	(3,930)	(3,394)
Dilution in sale of Mexrail	viii.	6,036	6,036
Depreciation	viii.	(459)	(1,071)
Amortization	x.	189	415
Gain on valuation of the Put Options	xi.		(6,779)

Balance under U.S. GAAP		$159,696	$112,626

c.     Analysis of changes in stockholders' equity under U.S. GAAP:

		December 31,
	Reference to subnote d.	2002	2003
Balance at beginning of period		$129,373	$159,696
Convertible warrant		5,528
Dilution in sale of Mexrail	viii.	14,147
Net income (loss)		10,648	(47,070)

Balance at end of period		$159,696	$112,626

d.     Significant differences between IFRS and U.S. GAAP:

  i.
  Deferred gain on sales and lease back transactions arising from disposal of building and vessels

    Under IFRS, the Company recognized a gain on the sale of its corporate building in 2001, three vessels in 1998 and two in 1997, which were leased back for a period of five years in 2001 and five and eight years in 1998 and five years in 1997, respectively, without any obligation to repurchase. Under IFRS, the gains were recognized at the respective transactions dates whereas under U.S. GAAP, the gains should be deferred and amortized over the terms of the lease contracts. Accordingly, the gains and the related deferred income tax effects are being recognized over such leaseback periods. During 2002, the leasing of the vessels "Tepozteco II" and "Aya II" early terminated, therefore the remaining unamortized gains of $2,794 and $2,496, respectively, were recognized this year.

  ii.
  Pension and seniority premium plans

    The Company accrues expenses for the pension and seniority premium plans on the basis of actuarial computations. Retirement benefits are based primarily on years of service, age, and the employee's pay at retirement. The difference between IFRS and U.S. GAAP relates mainly to the amortization of transition liability, variances in assumptions and the effect on employee reduction.

    The pension and seniority premium plans liability is as follows:

	December 31
	2002	2003
Actuarial present value of benefit obligations:
Vested benefit obligation	$6,737	$7,802
Nonvested benefit obligation	3,618	2,285

Accumulated benefit obligation	10,355	10,087
Additional benefits related to future compensation increases	2,629	1,932

Projected benefit obligation	$12,984	$12,019

    The change in the pension plan benefit obligation is as follows:

	December 31
	2001	2002	2003
Benefit obligation at beginning of year	$13,667	$12,950	$12,984
Service cost	301	735	856
Interest cost	528	978	1,011
Actuarial gain	(695)	(891)	(2,081)
Benefits paid	(851)	(788)	(751)

Benefit obligation at end of year or period	$12,950	$12,984	$12,019

    The change in projected plan assets and funded status of the plan is as follows:

	December 31
	2002	2003
Fair value of plan assets at beginning of year	$2,336	$2,252
Exchange gain on value of plan assets at beginning of year	902	640
Actual return on plan assets	(198)	(188)
Employer contributions
Benefits paid	(788)	(751)

Fair value of plan assets at end of year	$2,252	$1,953

	December 31
	2001	2002	2003
Funded status	$(10,614)	$(10,732)	$(10,066)
Unrecognized net actuarial loss (gain)	(1,620)	(1,312)	(524)
Unrecognized net transition obligation and intangible asset	43	612	482
Additional minimum liability intangible asset		(738)	—

Accrued benefit cost	$(12,191)	$(12,170)	$(10,108)

    The difference between reserve for pensions and seniority premiums costs under SFAS No. 87 and IAS 19 were as follows:

	Year ended December 31,
	2001	2002	2003
Net cost of pension and seniority premiums under IFRS	$177	$1,352	$1,248
Net cost of pension and seniority premiums under U.S. GAAP	(551)	(1,511)	(1,712)

U.S. GAAP net income adjustment	$(374)	$(159)	$(464)

	Year ended December 31,
	2002	2003
Reserve for pension and seniority premiums under IFRS	$12,236	$10,348
Reserve for pension and seniority premiums under U.S. GAAP	(12,170)	(10,108)

U.S. GAAP stockholders equity adjustment	$66	$240

  iii.
  Translation adjustments of U.S. GAAP adjustments

    These differences are related to the effects of exchange rates on deferred taxes, pension and seniority premium costs and liabilities, which these are calculated in pesos and translated to U.S. dollars, as shown in the next page:

	Year ended December 31,
	2001	2002	2003
Translation adjustment on:
Pension and seniority premium plan	$(2,347)	$878	$638
Deferred taxes	3,661	6,642	(245)

	$1,314	$7,520	$393

  iv.
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

    For U.S. GAAP purposes the deferred tax computation on non-monetary assets and liabilities is based on current historical pesos whereas for IFRS purposes amounts in historical US dollars are considered for book purposes and for tax purposes indexation is recognized.

    In Mexico, companies are required to pay their employees a portion of net income as defined by specific regulations. For U.S. GAAP purposes, deferred profit sharing liabilities or assets would be recorded for temporary differences that may arise in the determination of the current liability based on the statutory rate of 10%. These temporary differences are similar to those that exist for deferred income tax purposes. IFRS does not require the establishment of deferred tax assets or liabilities for these differences. U.S. GAAP, employee profit sharing would be considered as operating expense.

    The deferred tax adjustment included in the consolidated results and stockholders' equity reconciliations, also include the effect of deferred taxes on the other U.S. GAAP adjustments.

  v.
  Effects of U.S. GAAP adjustments on minority interest

    This item corresponds to the effect of U.S. GAAP adjustments on minority interest.

  vi.
  Deferred charges

    During 2001, the Company incurred in certain financing costs paid to third parties which were capitalized under IFRS amounting to $933. Under U.S. GAAP, these costs are expensed as incurred.

    Additionally during 2002, the Company incurred in certain expenses related with the $180,000 senior notes as mentioned in Note 5. Under U.S. GAAP the legal fees for the exchange of such senior notes amounting to $231 should be expensed as incurred. Nevertheless, under IFRS these expenses should be capitalized and amortized over the period of the senior notes. The amortization for the year ended December 31, 2003 was 34.

  vii.
  Investments

    Under IFRS, in 2000, Grupo established a reserve of $5,000 for an investment which it had decided to abandon in the foreseeable future. In 2001, due to a change in economic circumstances, Management elected to maintain the investment and consequently, the reserve was reversed. The reserve corresponded to the goodwill arising from the purchase of said investment which is being amortized over the period of ten years. The amortization of the goodwill for IFRS purposes during the period ended December 31, 2002 and 2003 was $1,070 and $536, respectively which is being reversed for U.S. GAAP purposes.

    Under U.S. GAAP, the reversal of adjustments to the carrying basis of cost method invested is not permitted.

  viii.
  Dilution in sale of Mexrail to TFM

    As more fully described in Note 1, on March 27, 2002, Grupo and KCS sold their respective interests in Mexrail to TFM for an aggregate purchase price of $64 million. Under U.S. GAAP, the portion of Mexrail purchased from KCS was accounted for as a purchase pursuant to SFAS No. 141 "Business Combinations" with partial fair value step-up (49%), for KCS's investment being recognized for the assets and liabilities being acquired. Thus, the amount recorded was $20,557 and the corresponding deferred income tax (45%) for $9,249, were both allocated in fixed assets. During the year ended December 31, 2003 the depreciation was $612 ($459 for 2002). The portion sold by Grupo to TFM (51%) amounting to $21.4 million was accounted for on a historical carryover basis since both Mexrail and TFM are under the common control of the Company.

  ix.
  Acquisition of 24.6% interest in Grupo TFM by TFM

    As discussed in Note 1, TFM purchased the 24.6% non-voting interest in Grupo TFM for an aggregate price of $256.1 million. Under IFRS, a negative goodwill for $13,937 was recognized. For U.S. GAAP purposes in accordance with SFAS 141 "Business Combinations" and SFAS 142 "Goodwill and other Intangible Assets" negative goodwill has been allocated as a prorata reduction of the amounts that otherwise would have been assigned to the acquired assets. Therefore, no goodwill has been recognized. Therefore, the amounts of $13,937 and its corresponding deferred income tax for $4,632 were allocated into fixed assets. The credit to depreciation arising from this transaction was $313 as of December 31, 2002 and 2003.

    Under IFRS the amortization of the negative goodwill for the year ended December 31, 2002 and 2003 was $313, thus no reconciling items were shown in the reconciliation between consolidated results, only a reclassification is included in the condensed consolidated balance sheets and consolidated statements of income as of December 31, 2002 and 2003.

  x.
  Goodwill arising from the acquisition of 49% in "CIC"

    As described in Note 1, the Company recorded a goodwill of $4.5 million arising from the acquisition of the 49% controlling interest in CIC. Under IFRS, this goodwill is being amortized over a period of 20 years. During the year ended December 31, 2002 and 2003 the amortization of this transaction was $189 and $226 respectively. For U.S. GAAP purposes, according to SFAS 142 "Goodwill and Other Intangible Assets" the amortization is being reversed since goodwill should be only tested for impairment on a yearly basis and not being amortized.

  xi.
  Gain on valuation of Put Options

    As mentioned in Note 17, the Company has two put options: the Mexican Government Put and the GM Put Option (collectively the "Put Options"). Under IAS No. 39 "Financial Instruments: Recognition and Measurement", the Put Options were deemed to qualify as a derivative, which need to be measured at fair value. The difference between the estimated fair market value and the strike price of the Put Options at December 31, 2003, was a positive adjustment of $6.8 million, which was recorded in the consolidated income statement for the year. The difference between the estimated fair market value and the exercise price of the Put Options at December 31, 2002 was not significant. Under US GAAP, the Put Options did not meet the definition of a financial instrument pursuant to SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities". Nevertheless, the gain on the Put Options was not recognized, and an adjustment appears in the U.S. GAAP reconciliation.

  xii.
  Earnings per share

    The weighted average number of shares outstanding (basic and diluted) for the year ended December 31, 2001 was 18,693,635, 56,963,137 in 2002 and 56,963,137 in 2003.

  xiii.
  Impairment

    In accordance with IFRS, impairments are recognized using discounted operating cash flows, while under U.S. GAAP the Company must use undiscounted cash flows. Under both methods, there is no impairment of intangible assets and long-lived assets.

  xiv.
  Deferred financing costs

    For U.S. GAAP purposes costs of issuing debt should be deferred as an asset and amortized by periodic charges to the income statement using the interest method over the life of the debt. Under IFRS, those costs are presented net from the debt proceedings.

  xv.
  Discontinued operations -sale of Port Business

    As more fully described in Note 2, in the second quarter of 2003, Grupo sold its 51% remaining interest in the Port Business to SAA, for an aggregate purchase price of $127.7 million (approximately $114 million net in cash).

    The sale was completed in May 13, 2003. Under IFRS, the sale of the Port Business was accounted for as a discontinued operation, nevertheless, such disclosures are only required to be presented in Note to the financial statements.

    Under U.S. GAAP, the sale of the Port Business would also be accounted as a discontinued operation pursuant to Statement No. 144 "Accounting for the Impairment of Disposal of Long-Lived Assets". Therefore, the financial statements as of December 31, 2003 and for the year then ended, reflect the discontinued operation and the financial statements as of December 31, 2001 and 2002 and for the years then ended have also been restated to reflect the Port Business as a discontinued operation. This did not impact the historical stockholders'

    equity or net results previously reported under U.S. GAAP, but only the presentation as shown in the condensed statements of income and earnings per share date presented in this footnote.

    These items related to the U.S. GAAP adjustments attributable to operations that were discontinued:

	Year ended December 31,
	2001	2002	2003
Deferred gain on vessels arising from sales and lease back transactions—Net	$387	$388	$579
Deferred taxes	(15,689)	21,361	22,274
Translation adjustment	(783)	2,705	15
Minority interest	961	(420)	110

	$(15,124)	$24,034	$22,978

  xvi.
  Effect of recently issued accounting standards

    In April 2003, SFAS No. 149 Amendments to SFAS No. 133 ("SFAS No. 133") on "Derivative Instruments and Hedging Activities" was issued and is applicable for contracts entered into or modified after June 30, 2003. The requirements of SFAS No. 133, as amended by SFAS 149 requires all derivative instruments to be recognized as either assets or liabilities on the balance sheet, measured at fair values. The statement permits special hedge accounting for fair value, cash flow and foreign currency hedges providing specific criteria are met. Certain aspects of the required hedge criteria do not allow portfolio hedging.

    In May 2003, Statement of Financial Accounting Standard No. 150 ("SFAS 150") "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS 150 improves the accounting for certain free standing financial instruments that, under previous guidance, issuers could account for as equity. SFAS 150 requires that certain instruments be classified as liabilities in the statements of financial position. With the exception of the deferral of the provisions related to mandatorily redeemable non controlling interests, SFAS No. 150 is applicable for all financial instruments entered into or modified after May 31, 2003 and is otherwise applicable at the beginning of the first interim period after June 15, 2003.

    In January 2003, FIN 36 "Consolidations of Variable Interest Entities" ("FIN 46"), was issued and clarifies the application of Accounting Research Bulletin No. 51 "Consolidated Financial Statements", to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support form other parties. These types of entities are referred to as VIEs. For all Special Purpose Entities ("SPEs") created prior to February 1, 2003, public companies must apply either the provisions of FIN 46 or early adopt the provisions of FIN 46-R at the end of the first interim or annual reporting period ending after December 15, 2003 (i. e., as of December 31, 2003 for an entity with a calendar year-end). If a public company applied Fin 46 for such period, the provisions of FIN 46-R must be applied as of the end of the first interim or annual reporting period ending after March 15, 2004. For all non-SPEs created prior to February 1, 2003, public companies will be required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004. For all entities (regardless or whether the entity is an SPE) that were created subsequent to January 31, 2003, public companies were already required to apply the provisions of FIN 46, and should continue doing so unless they elect to early adopt the provisions of FIN 46-R as of the first interim or annual reporting period ending after December 15, 2003. If they do not elect to early adopt FIN 46-R, public companies would be required apply FIN 46-R to these post-January 31, 2003 entities as of the end of the firs interim or annual reporting period ending after March 15, 2004.

    The Company is currently evaluating the impact, if any, that the adoption of the above mentioned standards may have on the combined and consolidated financial statements.

e.     Condensed consolidated balance sheets and income statements

        Condensed consolidated balance sheets and consolidated income statements reflect the effects of the principal differences between IFRS and U.S. GAAP, are shown as follows:

	Condensed consolidated balance sheets
	December 31,
	2002	2003
Total current assets	$401,316	$379,155
Concession rights and related assets—Net	1,221,392	1,179,634
Property, machinery and equipment—Net	703,714	736,191
Deferred income taxes	283,450	311,310
Other non-current assets	190,274	83,410

Total assets	$2,800,146	$2,689,700

Total short-term liabilities	$503,430	$883,287
Total long-term liabilities	1,318,364	900,479

Total liabilities	1,821,794	1,783,766
Minority interest	818,656	793,308

Capital stock	121,158	121,158
Retained earnings (deficit)	38,538	(8,532)

Total stockholders' equity	159,696	112,626

Total liabilities and stockholders' equity	$2,800,146	$2,689,700

	Condensed consolidated statements of income December 31,
	2001	2002	2003
Transportation revenues	$926,932	$917,670	$907,325
Costs and expenses	717,858	735,799	771,880

Income on transportation	209,074	181,871	135,445
Other expenses—net	(28,246)	(26,800)	(88,181)

Operating income	180,828	155,071	47,264
Net financing cost	(124,455)	(170,593)	(187,813)

Income before income taxes, minority interest and discontinued operations	56,373	(15,522)	(140,549)
Benefit for income taxes	2,416	78,162	31,559
Minority interest	(71,134)	(87,126)	(27,947)

Loss before discontinued operations	(12,345)	(24,486)	(136,937)
Discontinued operations—Net	30,181	35,134	89,867

Net income (loss) for the period	$17,836	$10,648	$(47,070)

(Loss) income per share:
From continuing operations	$(0.660)	$(0.430)	$(2.404)
From discontinued operations	1.614	0.617	1.578

Net	$0.954	$0.187	$(0.826)

Weighted average of shares (thousands)	18,694	56,963	56,963

NOTE 19—GUARANTOR FINANCIAL INFORMATION:

        Each of the wholly owned direct or indirect subsidiaries will irrevocably and unconditionally guarantee the obligations of the Company under the new notes, the new notes indenture and the collateral documents. In addition, in the event that any entity becomes a wholly owned subsidiary after the issuance of the new notes, that entity will also be required to guarantee the new notes. The following companies are Grupo's wholly owned direct and indirect subsidiaries:

TMM Holdings, S.A. de C.V.
Operadora de Apoyo Logístico, S.A. de C.V.
Compañía Arrendadora TMM, S.A. de C.V.
Transportes Marítimos México, S.A. de C.V.
División de Negocios Especializados, S.A.
Inmobiliaria TMM, S.A. de C.V.
Lacto Comercial Organizada, S.A. de C.V.
Línea Mexicana TMM, S.A. de C.V.
Naviera del Pacífico, S.A. de C.V.
Operadora Marítima TMM, S.A. de C.V.
Operadora Portuaria de Tuxpan, S.A. de C.V.
Personal Marítimo, S.A. de C.V.
Servicios Administrativos de Transportación, S.A. de C.V.
Servicios de Logística de México, S.A. de C.V.
Servicios en Operaciones Logísticas, S.A. de C.V.
Servicios en Puertos y Terminales, S.A. de C.V.
Terminal Marítima de Tuxpan, S.A. de C.V.
TMG Overseas, S.A. de C.V.
TMM Agencias, S.A. de C.V.
TMM Logistics, S.A. de C.V.
Transportación Portuaria Terrestre, S.A. de C.V.

        Presented on the following page is condensed consolidating information as of December 31, 2003 and 2002 and for the three years ended December 31, 2003 for i) the parent company, ii) the guarantor subsidiaries, iii) the combined non-guarantor subsidiaries, iv) eliminations and v) the Company's consolidated financial statements.

        Where applicable the equity method has been used by the parent company and guarantors with respect to its investment in certain subsidiaries for the respective periods presented.

        The Company has not presented separate financial statements and other disclosures concerning the guarantor subsidiaries because Management has determined that such information is not material to investors.

GRUPO TMM, S. A. AND SUBSIDIARIES

CONDENSED CONSOLIDATING BALANCE SHEETS

As of December 31, 2003

(amount in thousands of U.S. Dollars)

	Grupo TMM S. A.	TMM Holdings S. A. de C. V.	Combined guarantor subsidiaries	Combined non-guarantor subsidiaries	Eliminations	Consolidated
Total current assets	$28,998	$6	$134,840	$268,071	$(52,760)	$379,155
Concession rights and related assets—Net				1,179,634		1,179,634
Property, machinery and equipment—Net	22,412		47,543	660,458		730,413
Other assets	685		1,363	16,164	(204)	18,008
Equity investments	513,101	333,073	56,280	24,406	(904,648)	22,212
Deferred income tax	27,881	16	47,649	70,464		146,010
Long-term account receivable				1,350		1,350

Total assets	$593,077	$333,095	$287,675	$2,220,547	$(957,612)	$2,476,782

Total short-term liabilities	$507,419	$50	$44,230	$377,257	$(52,760)	$876,196
Total long-term liabilities	32,470		56,236	780,487		869,193

Total liabilities	539,889	50	100,466	1,157,744	(52,760)	1,745,389

Minority interest				678,205		678,205

Capital stock	121,158	415,952	11	346,115	(762,078)	121,158
Effect on purchase of subsidiary shares		(52,570)			52,570
Accumulated (deficit) retained earnings	(67,970)	(30,337)	187,198	38,483	(195,344)	(67,970)

Total stockholders' equity	53,188	333,045	187,209	384,598	(904,852)	53,188

Total liabilities and stockholders' equity	$593,077	$333,095	$287,675	$2,220,547	$(957,612)	$2,476,782

Reconciliation of differences between IFRS and U.S. GAAP:
Total stockholders' equity under IFRS	$53,188	$333,045	$187,209	$384,598	$(904,852)	$53,188

U.S. GAAP adjutsments:
Deferred taxes	1,659		96	167,573		169,328
Equity investment	62,099	71,550	60,941		(194,590)
Deferred gain on building and vessels arising from sales and lease back transactions—Net	(4,558)					(4,558)
Effect of U.S. GAAP adjustments on minority interest				(100,582)		(100,582)
Gain on valuation of Put Options				(6,779)		(6,779)
Others	238			1,791		2,029

Total U.S. GAAP adjustments	59,438	71,550	61,037	62,003	(194,590)	59,438

Total stockholders' equity under U.S. GAAP	$112,626	$404,595	$248,246	$446,601	$(1,099,442)	$112,626

GRUPO TMM, S. A. AND SUBSIDIARIES

CONDENSED CONSOLIDATING INCOME STATEMENTS

For the year ended December 31, 2003

(amount in thousands of U.S. Dollars)

	Grupo TMM S. A.	TMM Holdings S. A. de C. V.		Combined guarantor subsidiaries	Combined non-guarantor subsidiaries	Eliminations	Consolidated
Transportation revenues	$27,642	$		$143,177	$815,211	$(47,987)	$938,043
Costs and expenses	37,358		37	153,134	659,060	(48,563)	801,026

(Loss) income on transportation	(9,716)		(37)	(9,957)	156,151	576	137,017
Net gain on the sale of the port business				62,660			62,660
Other (expenses) income—Net	(8,564)			(69,736)	(60,071)	43,044	(95,327)

Operating income	(18,280)		(37)	(17,033)	96,080	43,620	104,350
Net financing cost	(55,772)		(1)	(8,440)	(116,490)		(180,703)
(Provisions) benefit for taxes	(13,628)		237	12,168	(40,334)		(41,557)
Minority interest					31,248		31,248
Equity interest	1,018		(17,734)	(45,721)		62,437

Net (loss) income for the year under IFRS	$(86,662)		$(17,535)	$(59,026)	$(29,496)	$106,057	$(86,662)

Reconciliation of differences between IFRS and U.S. GAAP:
Net (loss) income for the year under IFRS U.S. GAAP adjustments	$(86,662)		$(17,535)	$(59,026)	$(29,496)	$106,057	$(86,662)

Deferred taxes	2,981			(25,848)	104,966		82,099
Investment in subsidiaries	33,795		37,583	12,692		(84,070)
Deferred gain on building and vessels arising from sales and lease back transactions—Net	3,212				8		3,220
Effect of U.S. GAAP adjustments on minority interest					(62,039)		(62,039)
Effect of U.S. GAAP adjustments on discontinued operations					22,978		22,978
Translation adjustments	68			461	(136)		393
Gain on valuation of Put Options					(6,779)		(6,779)
Others	(464)			(352)	536		(280)

Total U.S. GAAP adjustments	39,592		37,583	(13,047)	59,534	(84,070)	39,592

Net (loss) income for the year under U.S. GAAP	$(47,070)		$20,048	$(72,073)	$30,038	$21,987	$(47,070)

GRUPO TMM, S. A. AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the year ended December 31, 2003

(amount in thousands of U.S. Dollars)

	Grupo TMM S. A.	TMM Holdings S. A. de C. V.		Combined guarantor subsidiaries	Combined non-guarantor subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:
Net (loss) income for the year	$(86,662)		$(17,535)	$(59,026)	$(29,496)	$106,057	$(86,662)
Adjustments to reconcile net income to net cash provided by operating activities	23,378		17,498	(15,829)	134,979	(68,621)	91,405
Net change in working capital	135,012		37	(6,539)	(56,740)	(4,416)	67,354

Net cash provided by (used in) operating activities	71,728		—	(81,394)	48,743	33,020	72,097

Cash flows from investing activities:
Sale of property, machinery and equipment	30			156	9,762		9,948
Acquisition of property, machinery and equipment	(2,802)			(1,797)	(76,509)		(81,108)
Sales of shares of subsidiaries				112,368			112,368

Net cash (used in) provided by investing activities	(2,772)			110,727	(66,747)		41,208

Cash flows from financing activities:
Proceeds from senior notes
Proceeds from convertible notes	(13,295)						(13,295)
Short-term bank (payments) borrowings—Net	(798)			(989)	(18,287)		(20,074)
Payments under commercial paper
Proceeds (payments) from comercial paper—Net	(45,950)				(7,000)		(52,950)
Cash received (paid) from sale of accounts receivable—Net	(2,605)			(7,815)			(10,420)
Others provided (used) by financing activities					(8,000)		(8,000)
Payments under capital lease obligation				(83)	(1,048)		(1,131)

Net cash used in financing activities	(62,648)			(8,887)	(34,335)		(105,870)

Net increase (decrease) in cash and cash equivalents	6,308			20,446	(52,339)	33,020	7,435
Cash and cash equivalents at beginning of the year	3,963			16,586	73,797	(33,020)	61,326

Cash and cash equivalents at end of the year	$10,271	$		$37,032	$21,458	$—	$68,761

GRUPO TMM, S. A. AND SUBSIDIARIES

CONDENSED CONSOLIDATING BALANCE SHEETS

As of December 31, 2002

(amount in thousands of U.S. Dollars)

	Grupo TMM S. A.	TMM Holdings S. A. de C. V.	Combined guarantor subsidiaries	Combined non-guarantor subsidiaries	Eliminations	Consolidated
Total current assets	$112,955	$2	$63,256	$375,345	$(150,242)	$401,316
Concession rights and related assets—Net			4,765	1,227,116		1,231,881
Property, machinery and equipment—Net	22,870		59,270	675,671		757,811
Other assets	2,861		9,551	4,126	(2,687)	13,851
Equity investments	482,749	361,921	514,321	23,877	(1,360,430)	22,438
Deferred income tax	41,508	(221)	84,838	94,550		220,675
Other non-current assets				31,724		31,724

Total assets	$662,943	$361,702	$736,001	$2,432,409	$(1,513,359)	$2,679,696

Total short-term liabilities	$297,535	$9	$190,372	$158,196	$(150,239)	$495,873
Total long-term liabilities	225,558		35,650	1,017,283		1,278,491

Total liabilities	523,093	9	226,022	1,175,479	(150,239)	1,774,364

Minority interest				765,482		765,482

Capital stock	121,158	427,065	153,349	356,347	(936,761)	121,158
Effect on purchase of subsidiary shares		(52,570)			52,570
Accumulated (deficit) retained earnings	18,692	(12,802)	356,630	135,101	(478,929)	18,692

Total stockholders' equity	139,850	361,693	509,979	491,448	(1,363,120)	139,850

Total liabilities and stockholders' equity	$662,943	$361,702	$736,001	$2,432,409	$(1,513,359)	$2,679,696

Reconciliation of differences between IFRS and U.S. GAAP:
Total stockholders' equity under IFRS	$139,850	$361,693	$509,979	$491,448	$(1,363,120)	$139,850

U.S. GAAP adjutsments:
Deferred taxes	(752)		512	65,425		65,185
Equity investment	28,302	33,967	25,405		(87,674)
Deferred gain on building and vessels arsigin from sales and lease back transactions—Net	(7,769)			(588)		(8,357)
Effect of U.S. GAAP adjustments on minority interest				(38,653)		(38,653)
Others	65		(3,740)	5,346		1,671

Total U.S. GAAP adjustments	19,846	33,967	22,177	31,530	(87,674)	19,846

Total stockholders' equity under U.S. GAAP	$159,696	$395,660	$532,156	$522,978	$(1,450,794)	$159,696

GRUPO TMM, S. A. AND SUBSIDIARIES

CONDENSED CONSOLIDATING INCOME STATEMENT

For the year ended December 31, 2002

(amount in thousands of U.S. Dollars)

	Grupo TMM S. A.	TMM Holdings S. A. de C. V.	Combined guarantor subsidiaries	Combined non-guarantor subsidiaries	Eliminations	Consolidated
Transportation revenues	$40,949		$127,226	$889,825	$(49,384)	$1,008,616
Costs and expenses	56,875	$12	131,541	686,272	(50,077)	824,623

Income on transportation	(15,926)	(12)	(4,315)	203,553	693	183,993
Other (expenses) income—Net	(9,979)	5,048	(93,659)	(46,674)	110,072	(35,192)

Operating income	(25,905)	5,036	(97,974)	156,879	110,765	148,801
Net financing cost	(51,331)		(10,275)	(113,458)		(175,064)
(Provisions) benefit for taxes	(5,337)	(221)	29,742	(43,985)		(19,801)
Minority interest				3,455		3,455
Equity interest	39,964	(17,617)	1,378		(23,725)

Net (loss) income for the year under IFRS	$(42,609)	$(12,802)	$(77,129)	$2,891	$87,040	$(42,609)

Reconciliation of differences between IFRS and U.S. GAAP:
Net (loss) income for the year under IFRS U.S. GAAP adjustments	$(42,609)	$(12,802)	$(77,129)	$2,891	$87,040	$(42,609)

Deferred taxes	(26,310)		1,676	137,877		113,243
Investment in subsidiaries	74,264	42,513	30,370		(147,147)
Deferred gain on building and vessels arising from sales and lease back transactions—Net	3,213		6,635	11		9,859
Effect of U.S. GAAP adjustments on minority interest				(91,921)		(91,921)
Effect of U.S. GAAP adjustments on discontinued operations				24,034		24,034
Translation adjustments	2,249		1,169	1,397		4,815
Others	(159)		1,256	(7,870)		(6,773)

Total U.S. GAAP adjustments	53,257	42,513	41,106	63,528	(147,147)	53,257

Net income (loss) for the year under U.S. GAAP	$10,648	$29,711	$(36,023)	$66,419	$(60,107)	$10,648

GRUPO TMM, S. A. AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the year ended December 31, 2002

(amount in thousands of U.S. Dollars)

	Grupo TMM S. A.	TMM Holdings S. A. de C. V.		Combined guarantor subsidiaries	Combined non-guarantor subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:
Net (loss) income for the year	$(42,609)		$(12,802)	$(77,129)	$2,893	$87,038	$(42,609)
Adjustments to reconcile net income to net cash provided by operating activities	(28,816)		17,838	68,995	199,293	(87,038)	170,272
Net change in working capital	66,140		(5,041)	(27,655)	(63,401)		(29,957)

Net cash (used in) provided by operating activities	(5,285)		(5)	(35,789)	138,785		97,706

Cash flows from investing activities:
Sale of property, machinery and equipment	866			2,626	807		4,299
Acquisition of property, machinery and equipment	(4,772)			(4,976)	(97,223)		(106,971)
Acquisition of subsidiaries shares				(4,528)	(195,723)		(200,251)

Net cash used in investing activities	(3,906)			(6,878)	(292,139)		(302,923)

Cash flows from financing activities:
Proceeds from revolving credit facility					177,491		177,491
Proceeds from convertible notes	13,295						13,295
Short-term bank (payments) borrowings—Net	(5,000)				127,011		122,011
Payments under commercial paper
Proceeds (payments) from comercial paper—Net	(18,794)				(143,183)	(33,020)	(194,997)
Cash received (paid) from sale of accounts receivable—Net	15,430			49,272			64,702
Dividends paid to minority stockholders'
Others provided (used) by financing activities					(1,578)		(1,578)
Proceeds (payments) under capital lease obligation				(1,063)	691		(372)

Net cash provided by (used in) financing activities	4,931			48,209	160,432	(33,020)	180,552

Net (decrease) increase in cash and cash equivalents	(4,260)		(5)	5,542	7,078	(33,020)	(24,665)
Cash and cash equivalents at beginning of the year	8,223		5	11,044	66,719		85,991

Cash and cash equivalents at end of the year	$3,963	$		$16,586	$73,797	$(33,020)	$61,326

GRUPO TMM, S. A. AND SUBSIDIARIES

CONDENSED CONSOLIDATING INCOME STATEMENTS

For the year ended December 31, 2001

(amount in thousands of U.S. Dollars)

	Grupo TMM S. A.	TMM Holdings S. A. de C. V.	Combined guarantor subsidiaries	Combined non-guarantor subsidiaries	Eliminations	Consolidated
Transportation revenues	$48,359		$118,496	$892,464	$(59,227)	$1,000,092
Costs and expenses	60,689		118,170	691,798	(59,708)	810,949

Income on transportation	(12,330)		326	200,666	481	189,143
Other income (expense)—Net	147,768		(92,377)	23,100	(51,722)	26,769

Operating income	135,438		(92,051)	223,766	(51,241)	215,912
Net financing cost	(41,577)		(5,245)	(76,535)	359	(122,998)
(Provisions) benefit for taxes	(41,951)		30,829	18,272		7,150
Minority interest				(91,139)		(91,139)
Equity interest	(42,985)	$32,563	61,121		(50,699)

Net income (loss) for the year under IFRS	$8,925	$32,563	$(5,346)	$74,364	$(101,581)	$8,925

Reconciliation of differences between IFRS and U.S. GAAP:
Net income (loss) for the year under IFRS	$8,925	$32,563	$(5,346)	$74,364	$(101,581)	$8,925

U.S. GAAP adjustments
Deferred taxes	31,040		(5,106)	(11,405)		14,529
Investment in subsidiaries	(25,096)	(3,043)	(9,442)		37,581
Deferred gain on building and vessels arising from sales and lease back transactions—Net	3,212		3,989	12		7,213
Effect of U.S. GAAP adjustments on minority interest				6,503		6,503
Translation adjustments	129		1,945	23		2,097
Others	(374)		(5,000)	(933)		(6,307)
Effect of U.S. GAAP adjustments on discontinued operations				(15,124)		(15,124)

Total U.S. GAAP adjustments	8,911	(3,043)	(13,614)	(20,924)	37,581	8,911

Net income (loss) for the year under U.S. GAAP	$17,836	$29,520	$(18,960)	$53,440	$(64,000)	$17,836

GRUPO TMM, S. A. AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the year ended December 31, 2001

(amount in thousands of U.S. Dollars)

	Grupo TMM S. A.	TMM Holdings S. A. de C. V.	Combined guarantor subsidiaries	Combined non-guarantor subsidiaries	Eliminations		Consolidated
Cash flows from operating activities:
Net income (loss) for the year	$8,925	$32,563	$(5,346)	$74,363		$(101,580)	$8,925
Adjustments to reconcile net income to net cash provided by operating activities	(19,261)	(32,563)	(87,692)	228,606		101,580	190,670
Net change in working capital	6,425		66,661	(172,615)			(99,529)

Net cash (used in) provided by operating activities	(3,911)		(26,377)	130,354			100,066

Cash flows from investing activities:
Sale of fixed assets	189		963	10,656			11,808
Acquisition of fixed assets and subsidiaries	(1,777)		(5,663)	(98,467)			(105,907)
Sale of shares of subsidiaries			2,543				2,543
Acquisition of associate companies			(4,422)				(4,422)

Net cash used in investing activities	(1,588)		(6,579)	(87,811)			(95,978)

Cash flows from financing activities:
Short-term bank (payments) borrowings—Net			(1,236)	372			(864)
Proceeds (payments) from comercial paper—Net	(372)			(24,784)			(25,156)
Proceeds (payments) under capital lease obligation			(65)	(4,227)			(4,292)
Cash received (paid) from sale of accounts receivable—Net	6,250		17,681				23,931
Others provided (used) by financing activities	855			(4,894)			(4,039)

Net cash provided by (used in) financing activities	6,733		16,380	(33,533)			(10,420)

Net increase (decrease) in cash and cash equivalents	1,234		(16,576)	9,010			(6,332)
Cash and cash equivalents at beginning of the year	6,989	5	27,620	57,709			92,323

Cash and cash equivalents at end of the year	$8,223	$5	$11,044	$66,719	$		$85,991

NOTE 20—SUBSEQUENT EVENTS

Other Legal Proceedings

        On September 15, 2003, HFTP Investment, L.L.C., Gaia Offshore Fund Ltd., and Caerus Fund, Ltd. filed a lawsuit against Grupo seeking a declaratory judgment to adjust the exercise price of the note linked securities and the number of American Depository Shares acquirable upon exercise of the note linked securities acquired by them from the Company in connection with the convertible notes issued by Grupo in April 2002.

        On June 14, 2004, Justice Gammerman of the Supreme Court of the State of New York issued partial summary judgment in favor of plaintiffs, finding that the announcement of the sales of the Ports and Terminals and of the Company's interest in Grupo TFM triggered the Company's obligation to adjust the exercise price of the note linked securities and the number of American Depositary Shares acquirable upon exercise thereof. The judge has not ruled on plaintiffs' specific claims for relief, including whether the plaintiffs are entitled to any damages. Further proceedings will be held on those issues. The Company believes these claims will not have a material adverse effect on the business or operations.

Amendment to TFM's Term loan facility and refinancing of TFM's Commercial Paper Program.

        On June 24, 2004, in order to refinance its commercial paper program, TFM entered into an amendment to its term loan facility which was established on September 17, 2002. The amendment increased the amount of the term loan facility to $186.4 million, the proceeds of which will be used to repay amounts outstanding under TFM's commercial paper program. Under the amended term loan facility. Dollar-denominated commitments bear interest at a floating rate based on an adjusted Eurodollar rate plus an applicable Eurodollar margin. Certain lenders may elect to extend Peso-denominated commitments which bear interest at a floating rate based on the Tasa de Interes Inter bancasia de Equilibrio published by Banco de Mexico plus applicable Peso margin. Amounts outstanding under the amended term loan facility are secured by a first priority conditional pledge on the locomotives owned by TFM's subsidiary, Arrendadora TFM S.A. de C.V.

        Amounts outstanding under the amended term loan facility are payable in semi-annual installments beginning in September 2004 and ending in September 2006. Certain lenders may elect to make their respective portion of the loan payable in semi-annual installments beginning in September 2004 and ending in September 2005. TFM may voluntarily prepay the loan under the amended term loan facility without penalty provided it gives five business days' notice, subject to a minimum payment threshold. TFM is required to prepay the loan using excess cash flow or if it receives certain net proceeds from, among other things, the issuance of equity, the incurrence of indebtedness, asset sales, and the VAT refund if the amount received from the Mexican government is in cash and after any settlement related to the Purchase-Sale Agreements dated January 31, 1997 and June 9, 1997.

        The amended term loan facility contains customary covenants, including limitations on dividends, limitations on investments, limitations on prepayments of (and amendments to the terms of) other indebtedness, limitations on sale and leaseback transactions, limitations on asset sales, limitations on the incurrence of indebtedness, and limitations on affiliate transactions. Under the amended term loan facility, TFM is also subject to various financial covenants, including maintaining certain consolidated interest coverage, consolidated fixed charge coverage and consolidated leverage ratios.

QuickLinks

Table of Contents
PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
ITEM 3. KEY INFORMATION
GRUPO TMM AND SUBSIDIARIES SELECTED CONSOLIDATED FINANCIAL DATA ($ in Millions Except Ratios and Per Share Data)
GRUPO TMM AND SUBSIDIARIES SELECTED CONSOLIDATED OPERATING DATA ($ dollars in millions)
GRUPO TMM AND SUBSIDIARIES WITHOUT RAILROAD SUPPLEMENTAL UNAUDITED SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA ($ in Millions Except Ratios and Per Share Data)
Noon Buying Rate(a)
Noon Buying Rate(a)
ITEM 4. INFORMATION ON THE COMPANY
Mexican Foreign Trade—2001-2003(a)
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Grupo TMM—Transportation Revenues (in millions of dollars)
Railroad Revenues (in millions of dollars)
Grupo TMM Operations Income on Transportation(1)(2) (in millions of dollars)
Grupo TMM—Transportation Revenues (in millions of dollars)
Railroad Revenues (in millions of dollars)
Grupo TMM Operations Income on Transportation(1)(2) (in millions of dollars)
Our Principal Capital Expenditures for the Last Three Years (millions of Dollars)
Our Principal Capital Divestitures for the Last Three Years (millions of Dollars)
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
ITEM 8. FINANCIAL INFORMATION
ITEM 9. THE OFFER AND LISTING
Mexican Stock Exchange Price per Share (Pesos)
Mexican Stock Exchange Price per Share (Pesos)
Mexican Stock Exchange Price per Share (Pesos)
New York Stock Exchange Price per Share (Dollars)
New York Stock Exchange Price per Share (Dollars)
New York Stock Exchange Price per Share (Dollars)
ITEM 10. ADDITIONAL INFORMATION
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Breakdown of Fixed and Variable Rates of Financial Obligations(1)(2) (Thousands of Dollars)
Expected Maturity Date (Thousands of Dollars)
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
ITEM 15. CONTROLS AND PROCEDURES
ITEM 16. AUDIT COMMITTEE FINANCIAL EXPERTS
GRUPO TMM, S.A. Summary of Auditors' Payments (in thousands of Dollars)
PART III
ITEM 17. FINANCIAL STATEMENTS
ITEM 18. FINANCIAL STATEMENTS
ITEM 19. EXHIBITS
SIGNATURES
GRUPO TMM, S. A. CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001, 2002 AND 2003 INDEX
GRUPO TMM, S. A. CONSOLIDATED BALANCE SHEETS (Notes 1, 2, 3 and 7) (amounts in thousands of US dollars)
GRUPO TMM, S. A. CONSOLIDATED STATEMENTS OF INCOME (Notes 1, 2 and 11) (amounts in thousands of US dollars, except per share amounts)
GRUPO TMM, S. A. CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003 (Notes 1, 2 and 12) (amounts in thousands of dollars)
GRUPO TMM, S. A. CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued) (Notes 1 and 2) (amounts in thousands of US dollars)
GRUPO TMM, S. A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001, 2002 AND 2003 (amounts in thousands of US dollars except number of shares)
GRUPO TMM, S. A. AND SUBSIDIARIES CONDENSED CONSOLIDATING BALANCE SHEETS As of December 31, 2003 (amount in thousands of U.S. Dollars)
GRUPO TMM, S. A. AND SUBSIDIARIES CONDENSED CONSOLIDATING INCOME STATEMENTS For the year ended December 31, 2003 (amount in thousands of U.S. Dollars)
GRUPO TMM, S. A. AND SUBSIDIARIES CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS For the year ended December 31, 2003 (amount in thousands of U.S. Dollars)
GRUPO TMM, S. A. AND SUBSIDIARIES CONDENSED CONSOLIDATING BALANCE SHEETS As of December 31, 2002 (amount in thousands of U.S. Dollars)
GRUPO TMM, S. A. AND SUBSIDIARIES CONDENSED CONSOLIDATING INCOME STATEMENT For the year ended December 31, 2002 (amount in thousands of U.S. Dollars)
GRUPO TMM, S. A. AND SUBSIDIARIES CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS For the year ended December 31, 2002 (amount in thousands of U.S. Dollars)
GRUPO TMM, S. A. AND SUBSIDIARIES CONDENSED CONSOLIDATING INCOME STATEMENTS For the year ended December 31, 2001 (amount in thousands of U.S. Dollars)
GRUPO TMM, S. A. AND SUBSIDIARIES CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS For the year ended December 31, 2001 (amount in thousands of U.S. Dollars)