Form 20-F
period 2004-12-31
GRUPO TMM SA
filed 2005-09-09
CIK 1163560

SECURITIES AND EXCHANGE COMMISSION
Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 333-14194
GRUPO TMM, S.A.
(Exact name of Registrant as specified in its charter)
TMM GROUP
(Translation of Registrant’s name into English)
United Mexican States
(Jurisdiction of incorporation or organization)
Avenida de la Cuspide, No. 4755
Colonia Parques del Pedregal,
14010 Mexico City, D.F., Mexico
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

American Depositary Shares, each representing one Ordinary Participation Certificate (Certificado de Participación Ordinario) (“CPO”)	New York Stock Exchange
CPOs, each representing one Series A Share, without par value (“Series A Share”)	New York Stock Exchange (for listing purposes only)
Series A Shares 10 1/4% Senior Notes due 2006 10 1/2% Senior Secured Notes due 2007	New York Stock Exchange (for listing purposes only) New York Stock Exchange New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
      Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
56,963,137 Series A Shares
      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes ☑          No ☐
      Indicate by check mark which financial statement item the registrant has elected to follow.     Item 17 ☐          Item 18 ☑

		Page

PART I
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	3
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	3
ITEM 3.	KEY INFORMATION	3
ITEM 4.	INFORMATION ON THE COMPANY	20
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	46
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	72
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	80
ITEM 8.	FINANCIAL INFORMATION	82
ITEM 9.	THE OFFER AND LISTING	84
ITEM 10.	ADDITIONAL INFORMATION	88
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	98
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	100
PART II
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	100
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	101
ITEM 15.	CONTROLS AND PROCEDURES	101
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	101
ITEM 16B.	CODE OF ETHICS	102
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	102
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	102
ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	102
PART III
ITEM 17.	FINANCIAL STATEMENTS	103
ITEM 18.	FINANCIAL STATEMENTS	103
ITEM 19.	EXHIBITS	103
EX-1.1: BYLAWS OF GRUPO TMM SA
EX-3.2: VOTING TRUST AGREEMENT
EX-3.3: AMENDMENT TO VOTING TRUST AGREEMENT
EX-4.28: AMENDED ACQUISITION AGREEMENT
EX-4.29: STOCKHOLDERS' AGREEMENT
EX-4.30: REGISTRATION RIGHTS AGREEMENT
EX-4.31: CONSULTING AGREEMENT
EX-4.32: MARKETING AND SERVICES AGREEMENT
EX-4.33: RAIL TRANSPORTATION AGREEMENT
EX-4.34: RAIL TRANSPORTATION AGREEMENT
EX-6.1: COMPUTATION OF EARNINGS PER SHARE
EX-7.1: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGE
EX-8.1: LIST OF SUBSIDIARIES
EX-12.1: CERTIFICATION
EX-12.2: CERTIFICATION
EX-13.1: CERTIFICATION
EX-13.2: CERTIFICATION

Introduction
      In this Annual Report, references to “$”, “US$”, “Dollars” or “dollars” are to United States Dollars and references to “Ps.”, “Pesos” or “pesos” are to Mexican Pesos. This Annual Report contains translations of certain Peso amounts into Dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Peso amounts actually represent such Dollar amounts or could be converted into Dollars at the rates indicated or at any other rate. In this Annual Report on Form 20-F except as otherwise provided, references to “we”, “us”, “our” and “Company”, mean Grupo TMM, S.A. and its consolidated subsidiaries, and “Grupo TMM” means “Grupo TMM, S.A.”.
Presentation of Financial Information
      Our financial statements are published in dollars and prepared in conformity with accounting principles established by International Financial Reporting Standards (“IFRS”), which differ in certain significant respects from U.S. generally accepted accounting principles, which we refer to as “U.S. GAAP”. We maintain our financial books and records in dollars. However, we keep our tax books and records in pesos. See Note 26 to our Financial Statements for a description of the principal differences between IFRS and U.S. GAAP applicable to us and the reconciliation to U.S. GAAP of our stockholders’ equity and net income as of December 31, 2003 and 2004 and for each of the three years ended December 31, 2004. Sums presented in this Annual Report may not add precisely due to rounding.
Forward-Looking Information
      This Annual Report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are based on the beliefs of the Company’s management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty.
      The following factors, among others described in this Annual Report, could cause actual results to differ materially from such forward-looking statements:

•	The timing of the receipt by TFM, S.A. de C.V. (“TFM”) of the VAT award, the amount of such award and the form of such award;

•	Our ability to generate sufficient cash from operations to meet our obligations, including the ability of our subsidiaries to generate sufficient distributable cash flow and to distribute such cash flow in accordance with their existing agreements;

•	Mexican, U.S. and global economic, political and social conditions;

•	The effect of the North American Free Trade Agreement (“NAFTA”) on the level of U.S.-Mexico trade;

•	Conditions affecting the international shipping and transportation markets;

•	Our ability to reduce corporate overhead costs;

•	The availability of capital to fund our expansion plans;

•	Our ability to utilize a portion of our current and future tax loss carryforwards (“Net Operating Losses” or “NOLs”);

•	Changes in legal or regulatory requirements in Mexico or the U.S.;

•	The sale of the Company’s investment in TFM to Kansas City Southern (“KCS”);

•	The outcome of pending litigation relating to the obligation to repurchase shares of TFM owned by the Mexican Government and the ability of the Company or its subsidiaries to fund any such purchase if required to do so;

•	The ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to repay, restructure or refinance its indebtedness; and

•	Documents incorporated by reference in this Annual Report and the Company’s Form 6-K as filed with the Securities and Exchange Commission (“SEC”) .
PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
      Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
      Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data
      The following table sets forth our selected financial data. The financial information presented for the fiscal years ended December 31, 2002, 2003 and 2004 was derived from our audited consolidated Financial Statements contained elsewhere herein. The Financial Statements have been prepared in accordance with IFRS, which differ in certain significant respects from U.S. GAAP. See Note 26 to our Financial Statements for the years ended December 31, 2002, 2003 and 2004 for a description of the principal differences between IFRS and U.S. GAAP applicable to us, which also includes: (i) a reconciliation to U.S. GAAP of majority net income and majority stockholder’s equity and (ii) condensed consolidated balance sheets and income statements under U.S. GAAP and additional U.S. GAAP disclosures.
      On May 13, 2003, we sold our 51% interest in TMM Puertos y Terminales, S. A. de C. V. (“TMMPyT”), included in our Ports and Terminals segment (which included our ports operations at Cozumel, Manzanillo, Veracruz and Progreso), for approximately $114 million in cash, subject to certain post-closing adjustments. On April 1, 2005, we finalized the sale of our interest in Grupo TFM to KCS, which comprised the remaining portion of our railroad operations segment. As consideration for the sale of our interest in Grupo TFM to KCS, Grupo TMM received $200 million in cash, $47 million, subject to certain adjustments specified below, in a 5% promissory note that will be paid to Grupo TMM in June 2007 and 18,000,000 shares of KCS common stock valued, as of April 1, 2005, at approximately $355 million. In addition, KCS agreed to make a payment of $110 million in cash and stock to Grupo TMM in the event that the VAT and Put lawsuits more fully described below are settled on certain terms. See Item 4. “Information on the Company — Recent Developments — Disposition of Grupo TMM’s interest in Grupo TFM to KCS” below.
      Under both IFRS and U.S. GAAP, the sold portion of our Ports and Terminals operations and the Railroad operations have been presented as discontinued operations. See Note 2 and Note 26(viii) to our Financial Statements.

      The following data should be read in conjunction with, and is qualified in its entirety by reference to, Item 5. “Operating and Financial Review and Prospects” and to our Financial Statements and the related Notes thereto included elsewhere herein.
GRUPO TMM AND SUBSIDIARIES
SELECTED CONSOLIDATED FINANCIAL DATA

	Year Ended December 31,

	2004	2003	2002	2001	2000

	($ in millions except ratios and per share data)
CONSOLIDATED INCOME STATEMENT DATA (IFRS)
Transportation revenues	$251.0	$226.9	$236.5	$270.8	$295.2
Income (loss) on transportation(a)	3.4	(5.1)	(3.4)	0.4	7.0
Other income (expense) — Net(b)	16.3	(58.7)	(3.5)	(8.9)	26.1
Operating income (loss)(c)	19.7	(63.8)	(6.9)	(8.5)	33.1
Interest income	1.5	8.7	1.6	9.9	7.3
Interest expense — Net(d)	86.9	65.3	63.8	55.7	58.5
Loss before benefit (provision) for income taxes, minority interest and discontinued operations	(65.7)	(120.4)	(69.1)	(54.3)	(18.1)
Benefit (provision) for income taxes	(43.7)	(6.2)	20.9	(10.5)	9.3
Loss before minority interest and discontinued operations	(109.4)	(126.6)	(48.1)	(64.8)	(8.8)
Minority interest expense (income)	2.7	2.0	(0.6)	4.2	12.6
Net loss from continuing operations	(112.0)	(128.6)	(47.6)	(69.0)	(21.4)
Net income from discontinued operations(e)	9.5	41.9	5.0	77.9	23.1
Net (loss) income	(102.5)	(86.7)	(42.6)	8.9	1.7
Loss per share from continuing operations(f)	(1.966)	(2.257)	(0.835)	(3.691)	(1.227)
Income per share from discontinued operations(e)(f)	0.166	0.736	0.087	4.168	1.324
(Loss) income per share(f)	(1.800)	(1.521)	(0.748)	0.477	0.097
Book value per share(g)	(0.867)	0.934	2.454	9.463	0.539
Weighted average shares outstanding (000s)	56,963	56,963	56,963	18,694	17,442
U.S. GAAP:
Transportation revenues	$251.0	$226.9	$236.5	$270.8	$295.2
Income (loss) on transportation(a)	4.4	(8.5)	1.1	4.0	9.7
Operating income (loss)(c)	23.7	(60.3)	4.1	(6.6)	21.6
(Loss) before benefit (provision) for income taxes, minority interest and discontinued operations	(71.4)	(123.3)	(53.3)	(50.4)	(28.1)
Net loss from continuing operations	(114.2)	(153.7)	(57.8)	(42.5)	(16.9)
Net income from discontinued operations(e)	(1.6)	106.7	68.4	60.3	15.7
Net (loss) income	(115.8)	(47.1)	10.6	17.9	(1.3)
Loss per share from continuing operations(f)	(2.005)	(2.698)	(1.014)	(2.271)	(0.971)
Income per share from discontinued operations(e)(f)	0.027	1.872	1.201	3.225	0.896
(Loss) earnings per share(f)	(2.032)	(0.826)	0.187	0.954	(0.075)

	Year Ended December 31,

	2004	2003	2002	2001	2000

	($ in millions except ratios and per share data)
BALANCE SHEET DATA (at end of period) (IFRS):
Cash and cash equivalents	$46.3	$65.1	$27.3	$28.8	$44.0
Restricted cash	6.8	5.9	4.3	1.6	—
Non-current assets classified as held for sale(h)	2,080.5	2,142.2	2,347.7	2,425.5	2,210.8
Total current assets	2,218.7	2,287.4	2,458.8	2,553.6	2,340.3
Property, machinery and equipment — Net	80.3	75.1	90.0	157.5	188.8
Concessions — Net	4.9	5.4	5.9	6.9	13.7
Total assets	2,352.0	2,466.6	2,679.7	2,797.6	2,652.9
Liabilities directly related with non-current assets held for sale(h)	1,054.6	1,139.2	1,167.4	907.8	954.8
Current portion of long-term debt(i)	26.5	421.1	200.4	67.5	72.0
Long-term debt(i)	469.4	1.5	196.5	380.1	377.5
Minority equity interest in subsidiaries	686.0	678.2	765.5	1,089.4	1,104.9
Capital stock(j)	121.2	121.2	121.2	121.2	29.9
Total stockholders’ equity(j)	(49.4)	53.2	139.9	176.9	9.4
U.S. GAAP:
Non-current assets classified as held for sale(h)	$2,234.2	$2,357.6	$2,473.8	$2,360.8	$2,224.1
Total assets	2,538.4	2,679.5	2,800.2	2,717.6	2,566.5
Liabilities directly related with non-current assets held for sale(h)	1,054.6	1,167.3	1,201.5	919.4	968.2
Current portion of long-term debt	$26.5	$426.2	$200.5	$73.0	$73.0
Long-term debt
Minority equity interest in subsidiaries	778.9	793.3	818.7	1,035.7	1,020.9
Total stockholders’ equity	(3.2)	112.6	159.7	129.4	(9.4)
OTHER DATA (IFRS):
Incremental capital investments(k)	$15.3	$9.4	$16.1	$38.8	$5.6
Depreciation and amortization	10.3	12.4	19.6	24.0	23.9

(a)	See “Results of Operations — Income on Transportation” for further details.

(b)	Includes mainly: (i) in the year ended December 31, 2004: credits related to recoverable taxes and a loss from the sale of fixed assets; (ii) in the year ended December 31, 2003: credits related to recoverable taxes, restructuring expenses, a loss on the sale of subsidiaries and a loss from the sale of fixed assets; (iii) in the year ended December 31, 2002: credits related to recoverable taxes offset with a provision for a management fee payable to Promotora Servia; (iv) in the year ended December 31, 2001: acquisitions in fixed assets; (v) in the year ended December 31, 2000: a gain on the sale of assets, a premium on the sale of shares of a subsidiary and a gain on the sale of subsidiaries.

(c)	Includes the reclassification of income (expense) — net in accordance with IAS No. 1: “Presentation of Financial Statements”.

(d)	Interest expense, net of exchange gains and losses.

(e)	The results of discontinued operations represent the results of our Ports and Terminals operations that were sold in May 2003 and the results of our Railroad operations that were sold in April 2005. See Item 5 “Results of Operations — Discontinued Operations” and Note 2 and Note 26 to our Financial Statements.

(f)	Based on the weighted average of outstanding shares during each period, restated to reflect the reverse stock split, which occurred in October 2001, prior to the merger of TMM with and into Grupo TMM. As of December 31, 2002, 2003 and 2004, the number of Series A Shares outstanding was 56,963,137. See Item 4. “Information on the Company — Business Overview — Reclassification of Series A and Series L Shares”.

(g)	Book value per share: Results from dividing total stockholders’ equity by the outstanding shares at the end of each period.

(h)	See Note 2 to the Financial Statements — “Non-current asset held for sale and discontinued operations” for further details.

(i)	Proceeds received as borrowings are net of transaction costs incurred in accordance with IAS No. 39: “Financial Instruments Recognition and Measurement”.

(j)	The increase from 2000 to 2001 for capital stock and total stockholders’ equity resulted from the merger of our predecessor TMM with and into Grupo TMM and the additional shares issued in connection therewith.

(k)	See Item 5. “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures and Divestitures” for further details.
GRUPO TMM AND SUBSIDIARIES
SELECTED CONSOLIDATED OPERATING DATA

	Year Ended December 31,

	2004	2003	2002	2001	2000

	($ in millions)
TRANSPORTATION REVENUES (IFRS):
Mexrail operations(a)	—	—	$13.3	$54.9	$58.0
Ports and Terminals operations(b)	$26.6	$21.5	21.5	27.5	32.4
Specialized Maritime operations(c)	127.8	116.0	123.2	119.0	133.6
Logistics operations(d)	97.6	89.5	79.1	77.4	84.0
Intercompany revenues(a)	(1.0)	(0.1)	(0.6)	(8.0)	(12.8)

Total	$251.0	$226.9	$236.5	$270.8	$295.2

INCOME ON TRANSPORTATION (IFRS):(h)(i)
Mexrail operations(f)	—	—	$0.1	$(1.9)	$2.1
Ports and Terminals operations	$0.4	$0.4	1.6	4.2	9.4
Specialized Maritime operations(g)	14.7	8.0	8.7	9.0	7.6
Logistics operations	4.3	2.5	4.0	6.3	8.3
Shared corporate costs(n)(i)	(16.0)	(16.0)	(17.8)	(17.2)	(20.4)

Total	$3.4	$(5.1)	$(3.4)	$0.4	$7.0

(a)	The Mexrail operations consist of The Texas Mexican Railway Company’s operations until March 2002, when Grupo TMM sold its controlling interest in Mexrail.

(b)	Ports and Terminals operations consist of Acapulco, Tuxpan, Shipping Agencies and Colombian companies.

(c)	Specialized Maritime operations primarily consist of supply ships, product tankers, parcel tankers and tugboats.

(d)	Our Logistics operations consist of trucking and intermodal transport, container maintenance and repair and intermodal terminal operations.

(e)	Represents intercompany transactions between segments.

(f)	Includes a loss of $1.7 million as a result of reorganization costs in 2000.

(g)	Includes a $0.6 million profit on the sale of vessels at December 31, 2002 and a $2.0 million gain on the sale of vessels in 2001.

(h)	Includes restructuring expenses: In 2004: $0.2 million in Specialized Maritime operations and $0.6 million in shared corporate costs. In 2003: $1.3 million in Specialized Maritime operations, $0.1 million in Logistics operations and $1.8 million in shared corporate costs. In 2002: $0.1 million in Specialized Maritime operations, $0.2 million in Logistics operations and $0.6 million in shared corporate costs.

(i)	Includes allocated administrative costs: In 2004: $3.5 million in Ports and Terminals operations, $4.5 million in Specialized Maritime operations, $5.4 million in Logistics operations and $15.9 million in shared corporate costs. In 2003: $3.1 million in Ports and Terminals operations, $9.0 million in Specialized Maritime operations, $4.6 million in Logistics operations and $16.3 million in shared corporate costs. In 2002: $2.4 million in Ports and Terminals operations, $10.2 million in Specialized Maritime operations, $5.9 million in Logistics operations, $1.1 million in The Tex-Mex Railway and $17.9 million in shared corporate costs. In 2001: $3.7 million in Ports and Terminals operations, $9.8 million in Specialized Maritime operations, $7.8 million in Logistics operations, $3.1 million in the Tex-Mex Railway and $17.3 million in shared corporate costs. In 2000: $7.8 million in Port and Terminal Operations, $8.5 million in Specialized Maritime operations, $7.9 million in Logistics operations, $3.8 million in The Tex-Mex Railway and $20.4 million in shared corporate costs.
Average Shares Outstanding
      Income per share is calculated based on the average number of shares outstanding in each relevant year. The average common shares outstanding as of December 31, 2000, 2001, 2002, 2003 and 2004 under IFRS were 17,441,590, 18,693,635, 56,963,137, 56,963,137 and 56,963,137, respectively.
Dividends
      At shareholders’ meetings, shareholders have the ability, at their discretion, to approve dividends from time to time. At the ordinary shareholders’ meeting held on April 24, 1997, the shareholders of our predecessor, TMM, declared, but have not yet paid, a dividend equivalent to $0.17 per share, subject to our outstanding debt obligations and availability of funds. At the shareholders’ meeting where such dividend was declared, the shareholders delegated to the Board of Directors the authority to determine when the dividend may be paid. No other dividend has been declared since 1997.
Exchange Rates
      We maintain our financial records in Dollars. However, we keep our tax records in Pesos. We record in our financial records the Dollar equivalent of the actual Peso charges for taxes at the time incurred using the prevailing exchange rate. In 2004, approximately 53.5% of our net consolidated revenues and 52.7% of our operating costs and expenses were generated or incurred in Dollars. Most of the remainder of our net consolidated revenues and operating expenses were denominated in Pesos.
      The following table sets forth the high, low, average and period-end noon buying rates for pesos reported by the Federal Reserve Bank of New York (the “Noon Buying Rate”) expressed as pesos per U.S. dollar concerning pesos/ U.S. dollar exchange rates for the years 2000, 2001, 2002, 2003 and 2004, each of the last three months of 2004 and each of the first nine months of 2005 (through September 8):

				End of
Year Ended December 31,	High(1)	Low(1)	Average(2)	Year(3)

2000	10.09	9.19	9.47	9.62
2001	9.97	8.95	9.33	9.16
2002	10.50	8.96	9.75	10.43
2003	11.46	10.08	10.85	11.24
2004	11.64	10.81	11.31	11.15

				End of
Monthly	High(4)	Low(4)	Average(5)	Month(6)

Year 2004
October	11.54	11.24	11.40	11.54
November	11.53	11.24	11.37	11.24
December	11.33	11.11	11.20	11.15
Year 2005
January	11.41	11.17	11.26	11.21
February	11.21	11.04	11.14	11.09
March	11.33	10.98	11.16	11.18
April	11.23	11.04	11.11	11.08
May	11.03	10.89	10.98	10.91
June	10.89	10.76	10.82	10.78
July	10.80	10.59	10.67	10.60
August	10.90	10.58	10.69	10.79
September(7)	10.73	10.68	10.70	10.71

(1)	The highest and lowest of the Noon Buying Rates for the peso per U.S. dollar reported by the Federal Reserve Bank of New York on the last business day of each month during the relevant year.

(2)	The average of the Noon Buying Rates on the last day of each month during the relevant year.

(3)	The Noon Buying Rates on the last day of each relevant year.

(4)	The highest and lowest of the Noon Buying Rates of each day in the relevant month.

(5)	The average of the Noon Buying Rates of each day in the relevant month.

(6)	The Noon Buying Rates on the last day of each relevant month.

(7)	Through September 8, 2005.
      On September 8, 2005, the Noon Buying Rate was Ps. 10.71 = $1.00 (equivalent to Ps. 1.00 = $0.093).

B.	Capitalization And Indebtedness
      Not applicable

C.	Reasons For The Offer And Use Of Proceeds
      Not applicable

D.	Risk Factors
Risks Relating to Our Liquidity Position
We may not have sufficient liquidity to repay our existing obligations at maturity
      At December 31, 2004, Grupo TMM’s total debt (excluding TFM) amounted to $538.3 million, not including previously paid discounts and debt issuance costs of $42.2 million, and including $26.5 million of short-term debt, which includes $24.7 million of interest, and $511.7 million of long-term debt. Our shareholders’ equity, including minority interest in consolidated subsidiaries, was $636.7 million, resulting in a debt-to-equity ratio of 84.5%. On August 11, 2004, we completed an Exchange Offer of our 2003 and 2006 Notes and issued an aggregate principal amount of $508,703,356 of Senior Secured Notes due 2007 (the “2007 Notes”). On February 1, 2005, we paid the semiannual coupon on the 2007 Notes in cash and in kind, as follows: for each $1,000 in principal amount of 2007 Notes we paid $47.22 in new notes and $9.44 in cash, after which we had an outstanding amount of approximately $532.7 million of the 2007 Notes. On April 1, 2005, we closed the sale of our 51% interest in Grupo TFM to KCS. We used part of the cash proceeds from the sale to pay down approximately $70.0 million of the 2007 Notes ($67.9 million of principal amount and cash interest of $2.0 million). As of May 31, 2005, we had approximately $465 million outstanding under the

2007 Notes. Interest on the 2007 Notes is payable semi-annually at a 10 1/2% annual rate if paid in cash and at a 12% annual rate if paid in-kind and cash together (of which a minimum of 2% has to be paid in cash). We cannot assure you that we will have sufficient liquidity to repay the 2007 Notes at maturity, even if we elect to extend the maturity of such notes for an additional year as permitted under the Indenture governing the 2007 Notes. We intend to seek alternative means to lower our current interest costs and to increase our liquidity in the future. We cannot assure you that we will be able to lower our current interest costs or to repay the 2007 Notes at their maturity or refinance them in a timely manner.
Grupo TMM is primarily a holding company and depends upon funds received from its operating subsidiaries to make payments on its indebtedness
      Grupo TMM is primarily a holding company and conducts the majority of its operations, and holds a substantial portion of its operating assets, through numerous direct and indirect subsidiaries. As a result, Grupo TMM relies on income from dividends and fees related to administrative services provided to its operating subsidiaries for its operating income, including the funds necessary to service its indebtedness.
      Under Mexican law, profits of Grupo TMM’s subsidiaries may only be distributed upon approval by its subsidiaries’ shareholders of their financial information, and no profits may be distributed by its subsidiaries to Grupo TMM until all losses incurred in prior fiscal years have been offset against any sub-account of Grupo TMM’s capital or net worth account. In addition, at least 5% of profits must be separated to create a reserve (fondo de reserva) until such reserve is equal to 20% of the aggregate value of such subsidiary’s capital stock (as calculated based on the actual nominal subscription price received by such subsidiary for all issued shares that are outstanding at the time).
      There is no restriction under Mexican law upon Grupo TMM’s subsidiaries remitting funds to it in the form of loans or advances in the ordinary course of business, except to the extent that such loans or advances would result in the insolvency of its subsidiaries, or for its subsidiaries to pay to it fees or other amounts for services.
      In addition, Grupo TMM does not own 100% of all of its subsidiaries and, to the extent that Grupo TMM relies on dividends or other distributions from subsidiaries that it does not wholly own, Grupo TMM will only be entitled to a pro rata share of the dividends or other distributions provided by such subsidiaries.
      In addition to operations at Grupo TMM’s subsidiaries, Grupo TMM is a party to a number of arrangements with other parties under which it and such parties have jointly invested in such subsidiaries; and Grupo TMM may enter into other similar arrangements in the future. Grupo TMM’s partners in these subsidiaries may at any time have economic, business or legal interests or goals that are inconsistent with its interests or those of the entity in which they have invested. Any of these partners may also be unable to meet its economic or other obligations to the subsidiaries, and Grupo TMM may be required to fulfill those obligations. Furthermore, any dividends that are distributed from subsidiaries that Grupo TMM does not wholly own would be shared pro rata with its partners according to their relative ownership interests. For these or any other reasons, disagreements or disputes with partners with whom Grupo TMM has a strategic alliance or relationship could impair or adversely affect its ability to conduct its business and to receive distributions from, and return on its investments in, those subsidiaries.
Uncertainties relating to our financial condition and other factors currently raise substantial doubt about our ability to continue as a going concern and could result in our dissolution under Mexican Corporate Law
      The Company’s substantial accumulated losses may prevent the Company from continuing as a going concern and may ultimately result in its dissolution. The auditors’ report on our financial statements as of and for the two-year period ended December 31, 2003 and December 31, 2004 includes an explanatory paragraph describing the existence of substantial doubt about our ability to continue as a “going concern”. The report observes that in 2004 and 2003 (i) the Company incurred net losses of $102,547 and $86,662, respectively, and (ii) the Company had an accumulated deficit of $170,517 and $67,970, respectively. As a result, the Company has accumulated losses in excess of two-thirds of its capital stock, which under Mexican Corporate Law is a sufficient cause for an interested party to call for dissolution of the Company, before the appropriate authorities. These, among other circumstances, indicate that the Company might not have the ability to continue as a going concern. The Financial Statements included elsewhere in this Annual Report do not include any adjustment relating to the recoverability or classifications of the registered amounts as assets and the amounts and classification of the liabilities that could be required in the event that the Company cannot continue as a going concern.
Risks Relating to the Company
Our substantial indebtedness could adversely affect our business and, consequently, our ability to pay interest and repay our indebtedness
      At December 31, 2004, Grupo TMM’s total debt (excluding TFM) amounted to $538.3 million, not including previously paid discounts and debt issuance costs of $42.2 million, and including $26.5 million of short-term debt, which includes $24.7 million of interest, and $511.7 million of long-term debt. Our shareholders’ equity, including minority interest in consolidated subsidiaries, was $636.7 million, resulting in a debt-to-equity ratio of 84.5%.
      The level of our indebtedness could have important consequences. For example, it could:

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
      Our ability to pay interest and to repay or refinance indebtedness will depend upon future operating performance, including the ability to increase revenues significantly and control expenses. Future operating performance depends upon prevailing economic, financial, competitive, legislative, regulatory, business and other factors that are beyond our control.
      We cannot assure you that our business will generate sufficient cash flow from operations, that currently anticipated revenues and operating performance will be realized or that future borrowings will be available to us in amounts sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. In addition, we may have difficulty accessing cash flows generated by our subsidiaries and joint ventures. See “— Grupo TMM is primarily a holding company and depends upon funds received from its operating subsidiaries to make payments on its indebtedness”. If we are unable to meet our debt service obligations or fund our other liquidity needs, we could attempt to restructure or refinance our indebtedness, seek additional equity capital or sell assets. We cannot assure you that we will be able to accomplish those actions on satisfactory terms, if at all.
      The indenture relating to our debt securities contains a number of restrictive covenants and any additional financing arrangements we enter into may contain additional restrictive covenants. These covenants restrict or prohibit many actions, including our ability, or that of our subsidiaries, to:

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
      In order to maintain and improve operating results from new businesses, as well as our existing businesses, we will be required to manage our growth and expansion effectively. However, the management of new businesses involves numerous risks, including difficulties in assimilating the operations and services of the new businesses, the diversion of management’s attention from other business concerns and the disadvantage of entering markets in which we may have no or limited direct or prior experience. Our failure to effectively manage our business could preclude our ability to expand our business and could have a material adverse effect on our results of operations.
The Company is controlled by the Serrano Segovia family
      Members of the Serrano Segovia family control the Company through their direct and indirect ownership of our Series A Shares. Since the Series A Shares underlying our CPOs are required to be voted on any matter submitted to our stockholders by the CPO Trustee in the same manner as the majority of the Series A Shares not so owned, the Serrano Segovia family effectively controls all matters as to which a shareholder vote is required. As a result, the Serrano Segovia family will be able to direct and control the policies of the Company and its subsidiaries, including mergers, sales of assets and similar transactions. See Item 7. “Major Shareholders and Related Party Transactions — Major Shareholders”.
      A substantial portion of the Series A Shares and ADSs of the Company held by the Serrano Segovia family is currently pledged to secure indebtedness of the Serrano Segovia family and entities controlled by them and may from time to time in the future be pledged to secure obligations of other of their affiliates. A foreclosure upon any such Series A Shares held by the Serrano Segovia family could constitute a change of control under the Indenture governing the 2007 Notes and certain other debt instruments of the Company and its subsidiaries. The occurrence of such a change of control would enable holders of the Senior Secured Notes to require the Company to repurchase their Senior Secured Notes. There can be no assurance that upon a change of control the assets of the Company would be sufficient to repurchase the Senior Secured Notes.
Significant competition could adversely affect our future financial performance
      Certain of our business segments face significant competition, which could have a material adverse effect on our results of operations. Our parcel tanker and supply ship services operating in the Gulf of Mexico have faced significant competition, mainly from U.S. shipping companies. Article 34 of the Mexican Navigation Law, enacted in January 1994, and amended in May 2000, established that only Mexican-flagged vessels can provide cabotage services (movement of ships within Mexico and Mexican waters) in Mexico. Additionally, Article 10 of the Mexican Navigation Law states that only Mexican companies are able to obtain the Mexican flag. This law has reduced competition from non-Mexican companies in this sector as a special tax is charged to foreign-flagged vessels. As a result, the market share of offshore vessels in Mexico with Mexican flags has significantly increased in the past few years. In 2000, out of 185 vessels, 33% were Mexican-flagged while in 2004, out of 287 vessels, 66% were Mexican-flagged. Nevertheless, there can be no assurance that the percentage of Mexican-flagged vessels will continue to increase in the future. In our land operations division, our trucking transport and automotive logistics services have faced intense competition, including price competition, from a large number of Mexican, U.S. and international trucking lines. We cannot assure you that we will not lose business in the future due to our inability to respond to competitive pressures by decreasing our prices without adversely affecting our gross margins and operational results.
If our time charter arrangements are terminated or expire, our business could be adversely affected
      We currently time-charter five product tankers to Petroleos Mexicanos, the national oil company of Mexico (“PEMEX”), and two to private operators for service to PEMEX. In the event that our time-charter arrangements are terminated or expire, we will be required to seek new time-charter arrangements for these vessels. We cannot be sure that time-charters will be available for the vessels following termination or expiration or that time-charter rates in effect at the time of such termination or expiration will be comparable to those in effect under the existing time-charters or in the present market. In the event that time-charters are not available on terms acceptable to us, we may employ those tankers in the spot market. Because charter rates in the spot market are subject to greater fluctuation than time-charter rates, any failure to maintain existing, or enter into comparable, charter arrangements could adversely affect our operating results.
Our results from operations are dependent on fuel expenses
      We need fuel to operate most of our assets. We currently meet, and expect to continue to meet, our fuel requirements almost exclusively through purchases at market prices from PEMEX, a government-owned entity exclusively responsible for the distribution and sale of diesel fuel in Mexico. If we are unable to acquire diesel fuel from PEMEX on acceptable terms, our operations could be materially adversely affected. In addition, instability caused by imbalances in the worldwide supply and demand of oil may result in an increase in fuel prices. Our fuel expense represents a significant portion of our operating expenses, and major increases in the price of diesel fuel that cannot be hedged or transferred to the final user of our transportation services could have a material adverse effect on our results of operations.
Downturns in the U.S. economy or in trade between the United States and Mexico and fluctuations in the peso-dollar exchange rate would likely have adverse effects on our business and results of operations
      The level and timing of our business activity is heavily dependent upon the level of U.S.-Mexican trade and the effects of NAFTA on such trade. Downturns in the U.S. or Mexican economy or in trade between the United States and Mexico would likely have adverse effects on our business and results of operations. Our business of logistics and transportation of products traded between Mexico and the United States depends on the U.S. and Mexican markets for these products, the relative position of Mexico and the United States in these markets at any given time and tariffs or other barriers to trade. Our revenues were affected by the downturn in the U.S. economy in 2003. However, the U.S. economy started to reflect a recovery in the third quarter of 2003, and showed signs of continued improvement in 2004. Any future downturn in the U.S. economy could have a material adverse effect on our results of operations and our ability to meet our debt service obligations as described above.
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
Downturns in certain cyclical industries in which our customers operate could have adverse effects on our results of operations
      The shipping, transportation and logistics industries are highly cyclical, generally tracking the cycles of the world economy. Although transportation markets are affected by general economic conditions, there are numerous specific factors within each particular market segment that may influence operating results. Some of our customers do business in industries that are highly cyclical, including the oil and gas, automotive and agricultural sectors. Any downturn in these sectors could have a material adverse effect on our operating results. For example, during the first half of 2004, our results were negatively impacted by continued sluggish conditions in the automotive sector. Also, some of the products we transport have had a historical pattern of price cyclicality which has typically been influenced by the general economic environment and by industry capacity and demand. We cannot assure you that prices and demand for these products will not decline in the future, adversely affecting those industries and, in turn, our financial results.
We are exposed to the risk of loss and liability
      Our business is affected by a number of risks, including mechanical failure of vessels and equipment, collisions, property loss of vessels and equipment, piracy, cargo loss or damage, as well as business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, the operation of any oceangoing vessel is subject to the inherent possibility of catastrophic marine disaster, including oil spills and other environmental accidents, and the liabilities arising from owning and operating vessels in international trade.
      We maintain insurance to cover the risk of partial or total loss of or damage to all of our assets, including, but not limited to, port facilities, port equipment, trucks, land facilities and offices. In particular, we maintain marine hull and machinery and war risk insurance on our vessels, which covers the risk of actual or constructive total loss. Additionally, we have protection and indemnity insurance for damage caused by our operations to third persons. We do not carry insurance covering the loss of revenue resulting from a downturn in our operations or resulting from vessel off-hire time on certain vessels. We cannot assure you that our insurance would be sufficient to cover the cost of damages suffered by us or damages to others, that any particular claim will be paid or that such insurance will continue to be available at commercially reasonable rates in the future.
Our operations are subject to extensive environmental and safety regulation and we face potentially significant environmental liability
      Our operations are subject to international, U.S. and Mexican federal and state laws and regulations relating to pollution, hazardous substances and the protection of health and safety, natural resources and the environment. The primary environmental law in Mexico is the General Law of Ecological Balance and Environmental Protection (the “Ecological Law”). The Mexican federal agency in charge of overseeing compliance with and enforcement of the federal environmental laws is the Ministry of Environmental Protection and Natural Resources (Secretaría del Medio Ambiente y Recursos Naturales, or “Semarnat”). As part of its enforcement powers, Semarnat is empowered to bring administrative and criminal proceedings and impose economic sanctions against companies that violate environmental laws, and temporarily or even permanently close non-complying facilities. Under the Ecological Law, the Mexican Government has implemented a program to protect the environment by promulgating rules concerning water, land, air and noise discharges or pollution, and the transportation and handling of wastes and hazardous substances. We are also subject to the laws of various jurisdictions and international conferences with respect to the discharge of hazardous materials into the environment. While we maintain insurance against certain of these environmental risks in an amount which we believe is consistent with amounts customarily obtained in accordance with industry norms, we cannot assure you that our insurance will be sufficient to cover damages suffered by us or that insurance coverage will always be available for these possible damages. Further, such insurance typically excludes coverage for fines and penalties that may be levied for non-compliance with environmental laws and regulations. Environmental laws and regulations are subject to change, and these laws and regulations tend to get more stringent with time. We cannot predict the effect, if any, that the adoption of additional or more stringent environmental laws and regulations would have on our results of operations, cash flows or financial condition.
      We currently time-charter to PEMEX, the national oil company of Mexico, five tankers, which PEMEX uses to transport refined petroleum products domestically. Pursuant to these time-charters, PEMEX has the right to transport crude oil and operate internationally. We also operate five parcel tankers in the international market. See Item 4. “Information on the Company — B. Business Overview — Specialized Maritime Services”. Under the U.S. Oil Pollution Act of 1990, or “OPA 90,” ship owners and operators could be exposed to substantial liability, and in some cases unlimited liability, for removal costs and damages resulting from the discharge of oil, petroleum or related substances into the waters of the U.S. by their vessels. In some jurisdictions, including the U.S., claims for spill clean-up or removal costs and damages would enable claimants to immediately seize the ships of the owning and operating company and sell them in satisfaction of a final judgment. The existence of statutes enacted by individual states of the U.S. on the same subject, but requiring different measures of compliance and liability, creates the potential for similar claims being brought in the U.S. under state law. In addition, several other countries have adopted international conventions that impose liability for the discharge of pollutants similar to OPA 90. If a spill were to occur in the course of operation of one of our vessels carrying petroleum products, and such spill affected the waters of the United States or another country that had enacted legislation similar to OPA 90, we could be exposed to substantial or unlimited liability. Additionally, our vessels carry bunkers (ship fuel) and certain goods that, if spilled, under certain conditions, could cause pollution and result in substantial claims against us, including claims under international laws and conventions, OPA 90 and other U.S. federal, state and local laws. Further, under OPA 90 and similar international laws and conventions, we are required to satisfy insurance and financial responsibility requirements for potential oil spills and other pollution incidents. Our vessels must also meet stringent operational, maintenance and structural requirements, and they are subject to rigorous inspections by governmental authorities such as the U.S. Coast Guard. Non-compliance with these regulations could give rise to substantial fines and penalties.
      We could have liability with respect to contamination at our former U.S. facilities or third-party facilities in the U.S. where we have sent hazardous substances under the U.S. Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA” or “Superfund”) and similar state laws (known as Superfund laws). These laws impose liability for the cost of remedial or removal actions, natural resources damages and related costs at certain sites identified as posing a threat to the environment or public health. Under CERCLA, liability may be imposed, on a joint and several basis without regard to fault or the legality of the activity, on certain classes of persons, including the current and certain prior owners or operators of and persons that arranged for the disposal or treatment of hazardous substances at sites where a release of hazardous substances has occurred or could occur into the environment. In addition, other potentially responsible parties, adjacent landowners or other third parties may initiate cost recovery actions or toxic tort litigation against the owners or operators of contaminated sites under CERCLA or similar U.S. state laws. See Item 4B. “Business Overview — Environmental Regulation”.
Potential labor disruptions could adversely affect our financial condition and our ability to meet our obligations under our debt
      As of December 31, 2004, approximately 63% of our employees (including TFM) were covered by a labor agreement. The compensation terms of the labor agreement are subject to renegotiation on an annual basis and all other terms are renegotiated every two years. We may not be able to negotiate these provisions favorably, and strikes, boycotts or other disruptions could occur. These potential disruptions could have a material adverse effect on our financial condition and results of operations and on our ability to meet our payment obligations under our debt.

Our customers may take actions that may reduce our revenues
      If our customers believe that our weakened financial condition will result in a lower quality of service, they may discontinue use of our services. Additionally, some customers may demand lower prices. While we have contracts with some of our customers that prevent them from terminating the services we provide them or which impose penalties on customers who terminate their services with us, it may be impractical or uneconomical to enforce these agreements in Mexican courts. If any of these events occurs, our revenues will be reduced.
Risks Relating to the Transaction with KCS
Certain Payments to Grupo TMM may not be realized
      Certain payments to be made to Grupo TMM pursuant to the Amended and Restated Acquisition Agreement entered into, by and among, Grupo TMM, KCS and other parties, on December 15, 2004 (the “AAA”) are subject to certain conditions and uncertainty. Grupo TMM shareholders should consider the possibility that, notwithstanding the favorable judgment by the Federal Court in favor of TFM and the potential receipt by TFM of the aggregate amount of the VAT Claim, Grupo TMM may not receive all of the payments provided for in the AAA in connection with the settlement of the VAT Claim and Put. See Item 4. “Information on the Company — Recent Developments — Disposition of Grupo TMM’s interest in Grupo TFM to KCS — Purchase Price” and “Information on the Company — Recent Developments — TFM VAT Award”.
Dilution of Grupo TMM’s stake in the capital stock of KCS
      In accordance with the AAA, in the event that KCS acquires the shares of Grupo TFM subject to our repurchase obligation with the Mexican Government as a result of the timely and valid exercise by the Mexican Government of the Put (as defined below), which possible acquisition is pending judicial resolution, there is a possibility that, (i) in the event that KCS decides to finance the purchase price of the shares of TFM subject to the Put with new debt, then the credit rating of KCS may be reduced by credit rating agencies, or (ii) in the event that KCS decides to finance the purchase price of the Put shares with equity, then the shares held by KCS’ shareholders, including Grupo TMM (and its shareholders), could be subject to substantial dilution. See Item 4. “Information on the Company — Recent Developments — Disposition of Grupo TMM’s interest in Grupo TFM to KCS”.
The value of the investment of Grupo TMM in KCS’ shares will depend on KCS’ performance in the future
      As part of the consideration received for the sale of our interest in Grupo TFM to KCS, we received 18,000,000 shares of KCS common stock. The value of such stock will be determined by the success of the KCS business. Investors should read carefully the annual report of KCS for the fiscal year concluded on December 31, 2004, as well as all the other reports and information that KCS submits to the SEC in the United States. As a result of the sale of our interest in Grupo TFM, our primary asset is the capital stock of KCS. The value attributed to the shares of KCS held by us may reflect a discount to the trading value of KCS shares generally as the KCS shares we hold are unregistered. Finally, although we have certain rights to cause the registration of the KCS shares, significant sales of shares by us or by others would likely have a negative effect on the market price of the KCS shares and the value of our stock.
KCS’ obligations under the Amended and Restated Acquisition Agreement are unsecured
      KCS’ payment obligations under the AAA are unsecured obligations. KCS entered into a credit agreement with a syndicate of financial institutions, which is secured by substantially all of the assets of KCS. As a result, the rights of Grupo TMM against KCS will be junior in priority to KCS’ payment obligations to the syndicate of financial institutions, which are parties to the referenced credit agreement. See Item 4. “Information on the Company — Recent Developments — Disposition of Grupo TMM’s interest in Grupo TFM to KCS”.

As a result of the sale of our interest in Grupo TFM, we may be classified as an investment company
      As a result of the sale of our interest in Grupo TFM, our primary asset is the capital stock of KCS. Accordingly, there is an increased risk that Grupo TMM may be considered an “investment company” under the U.S. Investment Company Act of 1940 (the “Investment Company Act”). In general, if 40% or more of a company’s assets (other than cash) consist of “investment securities” and if it has made or intends to make a public offering of its shares, it will be considered an investment company, with certain limited exceptions. The shares of KCS acquired as part of the transaction are considered investment securities. The regulatory burdens to which investment companies are subject under the Investment Company Act make it extremely difficult for operating companies, especially foreign operating companies, to conduct business.
      If, pursuant to the preceding paragraph, Grupo TMM were to be considered an investment company, several alternatives would be available to it. First, it could acquire other assets that are not investment securities, dispose of a portion of the shares, or a combination of the preceding so that Grupo TMM is in compliance with the numerical requirements so as not to be considered an investment company. Until it is able to re-deploy assets to change its ratio of operating assets to investment securities in a manner that complies with the Investment Company Act, Grupo TMM could likely take advantage of the “transient investment company” provisions of the Investment Company Act which, if the requirements of those provisions are met, will provide Grupo TMM with a period of 12 months from the date of acquisition to take measures to ensure that it is not an investment company.
      If we have not taken such steps within the one-year period referred to above, we may be required to (1) apply to the SEC for exemptive relief from the requirements of the Investment Company Act, or (2) invest certain of our assets in government securities and cash equivalents that are not considered “investment securities” under the Investment Company Act. There can be no assurance that we will be able to obtain exemptive relief from the SEC. Investing our assets in government securities and cash equivalents could yield a significantly lower rate of return than other investments we could make if we chose to register as an investment company (although there is no assurance we could successfully register as an investment company even if we chose to do so).
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
      In addition, if we are unable to take steps to avoid becoming an investment company or to obtain injunctive relief from the SEC, we may be in default under the indenture governing the 2007 Notes.
      As a result of the foregoing, Grupo TMM will likely be required to take rapid and focused action to come into compliance with the Investment Company Act within the required time frame. Such action would also have to be done within the requirements of the Indenture for the 2007 Notes issued in connection with the recent restructuring, which places restrictions on the use of proceeds from certain asset sales. There is no assurance that Grupo TMM will be able to take the necessary steps to come into compliance with the Investment Company Act.
We may be, or may become, subject to Passive Foreign Investment Company rules
      As a result of the sale of our interest in Grupo TFM, it is possible that Grupo TMM will be classified as a “Passive Foreign Investment Company” or “PFIC” for U.S. income tax purposes. If Grupo TMM is classified as a PFIC, holders of Grupo TMM’s ADSs or Series A Shares that are subject to United States income taxation will have significantly unfavorable United States income tax treatment of their investment in Grupo TMM.
      If we are, or were in the future to become, a PFIC for United States federal income tax purposes, United States holders of our ADSs or our CPOs generally will be subject to special United States tax rules that would differ in certain respects from the tax treatment described herein. Although our analysis is not complete, there is a substantial likelihood we have become a PFIC for United States federal income tax purposes as a result of the sale of our shares in Grupo TFM to KCS. However, PFIC status is determined annually based on the composition of an entity’s assets and income from time to time. As a result, our PFIC status may change. In general, if 50% or more of our assets are “passive assets,” or 75% or more of our income is “passive income,” we would be deemed a PFIC. Passive assets generally include any interest in another corporation in which we own less than a 25% interest (by value).
      In general, if we are classified as a PFIC, United States holders of our ADSs or CPOs will be subject to a special tax at ordinary income tax rates on “excess distributions,” including certain distributions by us with respect to ADSs or CPOs as well as gain that such holders recognize on the sale of ADSs or CPOs. The amount of income tax on any excess distributions will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distributions were earned ratably over the period a holder held the ADSs or shares. With respect to ADSs and CPOs, a United States holder can avoid the unfavorable rules described in the preceding paragraph by electing to mark its ADSs and CPOs to market. If a United States holder makes this mark-to-market election, such holder will be required in any year in which we are a PFIC to include as ordinary income the excess of the fair market value of its ADSs and CPOs at year-end over its basis in those ADSs and CPOs. In addition, any gain a United States holder recognizes upon the sale of its ADSs and CPOs will be taxed as ordinary income in the year of sale. Alternatively, if we provide the necessary information, a United States holder may elect to treat its ADSs and CPOs as an interest in a “qualified electing fund” (“QEF Election”). Such a QEF Election is available only if we comply with applicable information reporting requirements, and currently we do not intend to make the applicable information available. If a United States holder makes a QEF Election, such holder will be required to include in income its proportionate share of our income and net capital gain in years in which we were a PFIC, but any gain that such holder subsequently recognizes upon the sale of its ADSs and CPOs generally will be taxed as capital gain.
Risks Relating to Mexico
Economic and political developments in Mexico may adversely affect our business
      Most of our operations and assets are located in Mexico. As a result, our financial condition, results of operations and business may be affected by the general condition of the Mexican economy, the devaluation of the peso as compared to the U.S. Dollar, Mexican inflation, interest rates, regulation, taxation, social instability and political, social and economic developments in Mexico.
Mexico is an emerging market economy, with attendant risks to our results of operations and financial condition
      Mexico has historically experienced uneven periods of economic growth. In 2001, Mexico’s gross domestic product, or GDP, decreased 0.2% primarily as a result of the downturn in the U.S. economy. Mexican GDP increased 0.8%, 1.4%, 4.4% and 0.4% in 2002, 2003, 2004 and the three-month period ended March 31, 2005, respectively. GDP growth fell short of Banco de México estimates in 2004; however, according to Banco de México estimates, GDP in Mexico is expected to grow by approximately 3.5% to 4.0%, while inflation is expected to be less than 4.0%, in 2005. We cannot assure you that these estimates will prove to be accurate.
      The Mexican Government has exercised, and continues to exercise, significant influence over the Mexican economy. Accordingly, Mexican governmental actions concerning the economy and state-owned enterprises could have a significant impact on Mexican private sector entities in general and on us in particular, as well as on market conditions, prices and returns on Mexican securities, including our securities. The national elections held on July 2, 2000 ended 71 years of rule by the Institutional Revolutionary Party (“Partido Revolucionario Institucional”) (“PRI”) with the election of President Vicente Fox Quesada, a member of the National Action Party (“Partido Acción Nacional”) (“PAN”), and resulted in the increased representation of opposition parties in the Mexican Congress and in mayoral and gubernatorial positions. Although there have not yet been any material adverse repercussions resulting from this political change, multiparty rule is still relatively new in Mexico and could result in economic or political conditions that could materially and adversely affect our operations. The next national elections will be held in July 2006. We cannot predict if the PAN will be re-elected or if a different party will be elected. The possible change of party could impact the political landscape and we cannot predict if it would have a positive or negative impact on the Mexican economy. The Mexican economy in the past has suffered balance of payment deficits and shortages in foreign exchange reserves.
Currency fluctuations or the devaluation and depreciation of the peso could limit the ability of the Company and others to convert Pesos into U.S. Dollars or other currencies which could adversely affect our business, financial condition or results of operations
      Severe devaluation or depreciation of the peso may also result in governmental intervention, as has resulted in Argentina, or disruption of international foreign exchange markets. This may limit our ability to transfer or convert Pesos into U.S. Dollars and other currencies for the purpose of making timely payments of interest and principal on our indebtedness and adversely affect our ability to obtain foreign currency and other imported goods. The Mexican economy has suffered current account balance payment of deficits and shortages of foreign exchange reserves in the past. While the Mexican Government does not currently restrict, and for more than ten years has not restricted, the right or ability of Mexican or foreign persons or entities to convert Pesos into U.S. Dollars or to transfer other currencies outside of Mexico, the Mexican Government could institute restrictive exchange control policies in the future. To the extent that the Mexican Government institutes restrictive exchange control policies in the future, our ability to transfer or convert Pesos into U.S. Dollars for the purpose of making timely payments of interest and principal on indebtedness would be adversely affected. Devaluation or depreciation of the Peso against the U.S. Dollar may also adversely affect U.S. Dollar prices for our debt securities.
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
High interest rates in Mexico could increase our financing costs
      Mexico historically has had, and may continue to have, high real and nominal interest rates. The interest rates on 28-day Mexican government treasury securities averaged 6.2%, 6.8% and 9.1% for 2003, 2004 and for the three-month period ended March 31, 2005. Accordingly, if we have to incur Peso-denominated debt in the future, it will likely be at higher interest rates.
Military operations in Iraq and elsewhere have negatively affected industry and economic conditions globally, and these conditions have had, and may continue to have, a negative effect on our business
      Military operations in Iraq have depressed economic activity in the U.S. and globally, including the Mexican economy. Since the invasion, there have been terrorist attacks abroad, such as the terrorist attacks in the United States on September 11, 2001, Madrid on March 11, 2004 and London on July 7, 2005, as well as ongoing threats of future terrorist attacks in the U.S. and abroad. Although it is not possible at this time to determine the long-term effect of these terrorist threats and attacks and the consequent response by the U.S., there can be no assurance that there will not be other attacks or threats in the U.S. or abroad that will lead to a further economic contraction in the U.S. or any other major markets. The continued threat of terrorism within the United States and abroad and the potential for military action and heightened security measures in response to such threat may cause significant disruption to commerce throughout the world, including restrictions on cross-border transport and trade. In addition, related political events may cause a lengthy period of uncertainty that may adversely affect our business. Political and economic instability in other regions of the world, including the United States and Canada, may also result and could negatively impact our operations. The consequences of terrorism and the responses thereto are unpredictable and could have a material adverse effect on our operations. In the short term, however, terrorist activity against the U.S. and the U.S. military operations in Iraq have contributed to uncertainty about the stability of the U.S. economy as well as global capital markets. It is not certain how long these economic conditions will continue. If terrorist attacks continue or become more prevalent or serious, if the economic conditions in the U.S. decline or if a global recession materializes, our business, financial condition and results of operations may be materially and adversely affected.
Developments in other emerging market countries or in the U.S. may affect us and the prices for our securities
      The market value of securities of Mexican companies, the economic and political situation in Mexico and our financial condition and results of operations are, to varying degrees, affected by economic and market conditions in other emerging market countries and in the U.S. Although economic conditions in other emerging market countries and in the U.S. may differ significantly from economic conditions in Mexico, investors’ reactions to developments in any of these other countries may have an adverse effect on the market value or trading price of securities of Mexican issuers, including our securities, or on our business.
      In particular, Argentina’s continued insolvency and default on its public debt could adversely affect Mexico, the market value of our debt securities or our business. Although a majority of the foreign holders of Argentina’s indebtedness have agreed to exchange their securities in connection with Argentina’s restructuring, holders of a substantial amount of the country’s indebtedness have refused such exchange. To the extent that the Argentine government is unsuccessful in preventing further economic decline, the crisis may also adversely affect Mexico, the price of our securities or our business.
      In addition, the political and economic future of Venezuela remains uncertain. A nationwide general strike that occurred between December 2002 and January 2003 caused a significant reduction in oil production in Venezuela, and has had a material adverse effect on Venezuela’s oil-dependent economy. In February 2003, Venezuelan authorities imposed foreign exchange and price controls on specified products. Inflation continues to grow despite price controls and the political and economic environment has continued to deteriorate. Venezuela has experienced increasing social instability and massive public demonstrations against President Chavez. We cannot predict what effect, if any, the decisions of the Venezuelan government will have on the economies of other emerging market countries, including Mexico, the price of our securities or our business.
      Our operations, including demand for our products or services, and the price of our debt securities, have also historically been adversely affected by increases in interest rates in the U.S. and elsewhere. The Federal Reserve Bank of the U.S. has signaled that it will continue implementing “measured” increases in interest rates in 2005. As interest rates rise, the prices of our securities may fall.
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

2000	8.96%
2001	4.40%
2002	5.70%
2003	3.98%
2004	5.19%
2005 (three-month period ended March 31)	0.80%
      Although these inflation rates tend to be lower than Mexico’s historical inflation rates, Mexico’s current level of inflation remains higher than the annual inflation rates of its main trading partners, including the U.S. We cannot give any assurance that the Mexican inflation rate will not increase or maintain its current level for any significant period of time. A substantial increase in the Mexican inflation rate would have the effect of increasing some of our costs, which could adversely affect our financial condition and results of operations, as well as the market value of our new notes. High levels of inflation may also affect the balance of trade between Mexico and the United States, and other countries, which could adversely affect our results of operations.
Political events in Mexico could affect Mexican economic policy and our business, financial condition and results of operations
      Mexico’s President Vicente Fox has encountered strong opposition to a number of his proposed reforms in both the Chamber of Deputies and the Senate, where opposition forces have frequently joined to block his initiatives. Although the Mexican economy has exhibited signs of improvement, general economic sluggishness continues. This continuing weakness in the Mexican economy, combined with recent political events, has slowed economic reform and progress. In the 2003 and 2004 elections, the political party of President Fox, the PAN, lost additional seats in the Mexican congress, as well as state governorships. The increased party opposition and legislative gridlock arising out of the elections could further hinder President Fox’s ability to implement his economic reforms. Presidential and federal congressional elections in Mexico are scheduled to be held in July 2006. Under Mexican law, President Fox cannot run for re-election. The electoral process could lead to further friction among political parties and the executive branch officers, which could potentially cause additional political and economic instability. Additionally, once the President and representatives are elected, there could be significant changes in laws, public policies and government programs, which could have a material adverse effect on the Mexican economic and political situation which, in turn may adversely affect our business, financial condition and results of operations.
      National politicians are currently focused on the 2006 elections and crucial reforms regarding fiscal and labor policies, gas, electricity, social security and oil have not been and may not be approved. In addition, recent impeachment proceedings of Andres Manuel Lopez Obrador, the mayor of Mexico City, have increased political uncertainty. The effects on the social and political situation in Mexico, including the 2006 presidential elections and presidential succession, could adversely affect the Mexican economy, including the stability of its currency, which in turn could have a material adverse effect on our business, financial condition and results of operations, as well as market conditions and prices for our securities.
Mexican antitrust laws may limit our ability to expand through acquisitions or joint ventures
      Mexico’s federal antitrust laws and regulations may affect some of our activities, including our ability to introduce new products and services, enter into new or complementary businesses or joint ventures and complete acquisitions. In addition, the federal antitrust laws and regulations may adversely affect our ability to determine the rates we charge for our services and products. Approval of the Comisión Federal de Competencia, or Mexican Antitrust Commission, is required for us to acquire and sell significant businesses or enter into significant joint ventures.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company
      We were formed on August 14, 1987, under the laws of Mexico as a variable capital corporation (sociedad anonima de capital variable) to serve as a holding company for investments by certain members of the Serrano Segovia family.
      Grupo TMM succeeded to Transportación Marítima Mexicana, S.A. de C.V. (“TMM”) through a merger of TMM with and into Grupo TMM (formerly Grupo Servia, S.A. de C.V. (“Grupo Servia”)), which was effected on December 26, 2001, with Grupo TMM surviving. Under the terms of the merger, all of the assets, privileges and rights and all of the liabilities of TMM were transferred to Grupo TMM upon the effectiveness of the merger. TMM was founded on September 18, 1958, by a group of private investors, including the Serrano Segovia family.

      In December 2001, the boards of directors of TMM and Grupo TMM unanimously approved a corporate reorganization and merger in which TMM was merged with and into Grupo TMM. Each shareholder of TMM, after the merger, continued to own the same relative economic interest in Grupo TMM as the shareholder owned in TMM prior to the merger. In preparation for the merger, the shareholders of Grupo TMM approved the escisión (split-up) of Grupo TMM into two companies, Grupo TMM and a newly formed corporation, Promotora Servia, S.A. de C.V (“Promotora Servia”). Under the terms of the escisión, Grupo TMM transferred all of its assets, rights and privileges (other than its interest in TMM) and all of its liabilities to Promotora Servia. The transfer of assets to Promotora Servia was made without recourse and without representation or warranty of any kind and all of Grupo TMM’s creditors expressly and irrevocably consented to the transfer of the liabilities to Promotora Servia.

B.	Business Overview
      We believe we are one of the largest integrated logistics and transportation companies in Mexico providing land transportation services, ports and terminals management, integrated logistics services and specialized maritime services to premium clients throughout Mexico.
      On May 13, 2003, we sold our 51% interest in TMM Puertos y Terminales, S. A. de C. V. (“TMMPyT”), included in our Ports and Terminals segment (which included our ports operations at Cozumel, Manzanillo, Veracruz and Progreso), for approximately $114 million in cash, subject to certain post-closing adjustments.
      On April 1, 2005, we finalized the sale of Grupo TMM’s interest in Grupo TFM to KCS, which comprised all of our remaining railroad operations. As consideration for this sale, we received $200 million in cash, $47 million in a 5% promissory note that will be paid to us in June 2007, 18,000,000 shares of KCS common stock valued, as of April 1, 2005, at approximately $355 million, and an additional $110 million in cash and stock that will be paid by KCS upon completion of a settlement involving the VAT and Put lawsuits. See “Recent Developments — Disposition of Grupo TMM’s interest in Grupo TFM to KCS”, “— Purchase Price” and “— Marketing Arrangements”.
      The results of our Ports and Terminals operations that were sold in May 2003 and the results of our Railroad operations that were sold in April 2005 are presented in this Annual Report under the “Discontinued Operations” section. See Item 5. “Operating and Financial Review and Prospects — Results of Operations — Discontinued Operations” and Note 2 and Note 26 to our Financial Statements.
      Railroad Operations. Prior to its disposition, Grupo TMM’s railroad operating units included TFM and the Tex-Mex Railway.
      TFM was a subsidiary of Grupo TFM. Grupo TMM’s interest in Grupo TFM was held through our wholly owned subsidiary, TMM Holdings, which currently owns 100% of TMM Multimodal. TMM Multimodal, in turn, had a voting interest of 51% and a direct economic interest of 38.8% in Grupo TFM.
      TFM operates the primary corridor of the Mexican railroad system, through 2,641 miles (4,251 km) of main track and 637 miles (1,025 km) of trackage rights, which allowed TMM to participate in the growing freight traffic moving among Mexico, the United States and Canada. We will still provide rail services going forward under a “most favored nation” provision in a contract with KCS. See “Recent Developments — Disposition of Grupo TMM’s Interest in Grupo TFM to KCS”. TFM’s rail lines connect the most populous and industrialized regions of Mexico with the principal border gateway between the United States and Mexico at Laredo — Nuevo Laredo. In addition, TFM’s rail system serves three of Mexico’s four primary seaports at Veracruz and Tampico on the Gulf of Mexico and Lázaro Cárdenas on the Pacific Ocean. TFM also serves 15 Mexican states and the cities of Monterrey and Mexico City, representing approximately 70% of the country’s population. TFM also expects to serve Guadalajara, Mexico’s third largest city, through trackage rights with rail service to Laredo, Texas, the largest freight exchange point between the United States and Mexico.
      The Tex-Mex Railway operates a 521-mile railway between Laredo, Houston and Beaumont, Texas. The section between Laredo and Corpus Christi is operated using the Tex-Mex Railway’s own track (approximately 157 miles), while the section from Corpus Christi to Beaumont, via Houston, Texas, where it interchanges with KCS’s system, is operated through trackage rights that were granted to Mexrail by the U.S. Surface Transportation Board (“STB”) in 1996. The Tex-Mex Railway also interchanges with TFM at Laredo, Texas, providing access to Mexico from the United States, and with the Union Pacific Railroad and the BNSF Railway at Corpus Christi. We believe the Laredo gateway is the most important interchange point for freight between the United States and Mexico. Additionally, TFM’s route structure enables it to benefit from the growing trade resulting from the increasing integration of the North American economies through NAFTA. See “Recent Developments — Sale of The Tex-Mex Railway”.
      Port and Terminal Operations. On May 13, 2003, we completed the sale of our 51% interest in TMMPyT to SSA México, an affiliate of our former partner in the division, Stevedoring Services of America (“SSA”). Included in the sale were the operations at the ports of Manzanillo, Cozumel, Veracruz and Progreso. We presently operate two Mexican port facilities, Tuxpan and Acapulco, under concessions granted by the Mexican Government, which provide for certain renewal rights. See “— Port and Terminal Operations” below.
      Specialized Maritime Operations. We operate a fleet of 41 vessels, including supply vessels that provide transportation and services to the Mexican off-shore oil industry, tankers that transport petroleum products, parcel tankers that transport liquid chemical cargos and tugboats that provide towing services. We have entered into contracts with PEMEX for six product tankers, including two long-term contracts entered into during May and June 2005, which started operations in July 2005. Mexican law requires that all “cabotage” (movement within Mexico and Mexican waters) must be conducted by Mexican flag vessels, which we believe provides us with a competitive advantage in this market. We believe we have other competitive advantages as a third-party logistics provider serving Mexican and international customers in Mexico primarily as a result of our logistics facilities, which are strategically located in major industrial cities and at seaports and railroad hubs throughout Mexico.
      Logistics Operations. We operate logistics facilities, which are strategically located in major industrial cities and railroad hubs throughout Mexico. We offer full-service logistics facilities in Aguascalientes, Queretaro, Hermosillo, Toluca, Ramos Arizpe, Puebla, Veracruz, Nuevo Laredo, San Luis Potosí, Cuernavaca, Mexico City and Monterrey. These facilities provide consulting, analytical and logistics outsourcing services including: management of inbound movement of parts to manufacturing plants consistent with just-in-time inventory planning practices; logistics network (order-cycle) analysis; logistics information process design; warehouse/facility management; supply chain/logistics management; product manipulation/repackaging; local pre-assembly; and inbound and outbound distribution using multiple transportation modes including rail and truck transport.
General Information
      We are a fixed capital corporation (sociedad anónima) incorporated under Mexican law for a term of 99 years. We are controlled, directly and indirectly, by members of the Serrano Segovia family who currently own approximately 45.6% of our Series A Shares. We are headquartered at Avenida de la Cúspide, No. 4755, Colonia Parques del Pedregal, 14010 Mexico City, D.F., Mexico, and our telephone number is 011-52-55-5629-8866. Our agent for service of process in the United States is CT Corporation, at 111 Eighth Avenue, New York, New York 10011, (212) 894-8700. Grupo TMM’s Internet website address is www.grupotmm.com. The information on Grupo TMM’s website is not incorporated into this Annual Report.
Business Strategy

Reducing Operating Costs
      Since late 2002, we have been attempting to reduce significantly our operating costs. In 2003, we reduced corporate staff headcount from 222 to 97 full-time equivalents through the elimination of redundant positions and the transfer of certain employees to other business areas within the Company. In 2004 we did not reduce our corporate headcount, but instead hired approximately 20 employees (on a temporary basis) to help us comply with Rule 404 of the Sarbanes-Oxley Act. Although our projections for 2005 do not contemplate significant further headcount reductions, we will consider implementing further headcount reductions at the corporate level or at individual business units if required to further reduce costs. Additionally, in 2003 we discontinued our car carrier operations, which had been unprofitable.
      Furthermore, in 2003 we began executing a plan to reduce operating expenses and improve margins in our logistics operations. In 2003, we developed and completed the first phase of an information systems platform that integrates logistics services using Internet technology, thereby increasing the efficiency of our logistics operations. The information systems platform supports dedicated logistics contracts and yard management. We expect to complete the second phase of this project in 2005, which will allow our customers to access information regarding the location and status of their cargo via touch-tone telephone or computer.
      In 2004, we were not able to reduce our overall operating costs and expenses which increased 6.7% compared to 2003, due mainly to a 14.7% increase in leases and other rents and a 6.2% increase in service purchases, partially offset by an 8.9% decrease in fuel, materials and supplies and a 17.5% decrease in amortization and depreciation. We believe our costs and expenses will decrease going forward as we acquire additional owned equipment to substitute current leased equipment in logistics and specialized maritime operations.

Focus on Integrated Logistics Solutions and on the Expansion of our Ports and Specialized Maritime Businesses
      Our strategy is to continue to expand and strengthen our position as a leading integrated logistics and multimodal transportation company in Mexico. The principal components of this strategy are:

•	To continue to expand our integrated logistics services such as dedicated truck transportation, warehousing, cargo handling and logistics support. We will also seek to continue to use railroad services provided by TFM through TMM Logistics, enhancing our position as a true “door-to-door” logistics and multimodal service provider. We intend to enter into additional dedicated logistics contracts, purchase equipment that will enable us to perform services we previously outsourced, and to expand our ports and terminals and specialized maritime businesses.

•	To expand our alliances with leading companies in specialized maritime, multimodal transportation and logistics. The success of our commercial and strategic alliances will enable us to market a full range of services in the context of a total supply chain distribution process. Through our existing alliances, we have been able to benefit not only from synergies, but also from the operational expertise of our alliance partners, enhancing our own competitiveness. We believe that such alliances enhance the likelihood of success and reduce risks associated with new business ventures and product offerings.

•	To expand our businesses as follows: (i) in our Logistics operations, we plan to consolidate “Mixing Centers” operations for the Mexican Automotive Industry; (ii) in our Specialized Maritime operations, we are currently in the process of participating in PEMEX bids for long-time charter contracts for product tankers (we were awarded two five-year contracts in May and June, which began related operations in July. To service these two five-year contracts, at the end of July, we completed the purchase of two product tankers which were previously under bareboat contracts. We purchased these two vessels through an asset back financing for approximately $68 million, which will be paid down throughout the life of such contracts; additionally, we intend to exercise lease-to-purchase options on 10 offshore vessels as part of our fleet renewal program, which could represent a price opportunity due to current market conditions); and (iii) in our Ports and Terminals operations, we are evaluating a project to build and operate a liquid terminal at the Port of Tuxpan to service PEMEX, under a long-term contract. See Item 5. “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Business Plan,” for further details.
      We expect to finance the expansion plans mentioned above mainly through secured credit arrangements and other asset-backed financings.
      Additionally, we believe that we will be able to meet our long-term obligations as they mature through refinancings, revenues from operations, certain asset sales or otherwise. The refinancing of our current debt is a priority in order to achieve lower interest costs. Accordingly, we are looking into several alternatives to refinance our debt and to generate sustainable operating profits.

      In 2005 we estimate capital expenditures of approximately $89.0 million. We plan to enhance our Logistics operations as follows: (i) $4.0 million for the acquisition of trucks and (ii) $7.0 million for the acquisition of truck and RoadRailertm (defined below) boxes. We also plan to expand our Specialized Maritime operations through the acquisition of two product tankers for an approximate cost of $78.0 million, including related fees and expenses.

The Mexican Market
      Since TMM’s formation in 1958, the growth and diversification of the Mexican economy have largely driven our growth. As a result of NAFTA, which became effective on January 1, 1994, trade with and investment in Mexico has significantly increased, resulting in greater traffic along the North-South cross-border trade routes, which comprise the NAFTA corridor. The following table illustrates the growth of the foreign trade segment of the Mexican economy over the last three years:
Mexican Foreign Trade — 2002-2004(a)

	As of December 31,

	2004	2003	2002

	(In millions of dollars)
Total Exports	$189,130.0	$164,860.3	$160,762.7
Total Imports	$197,246.8	$170,550.6	$168,678.9
Total Trade Flows	$386,376.8	$335,410.9	$329,441.5
Growth Rate — Exports	14.68%	2.55%	1.46%
Growth Rate — Imports	15.66%	1.11%	0.17%
Growth Rate — Total	15.18%	1.83%	0.80%
Growth Rate — GDP(b)	4.36%	1.30%	0.73%

(a)	The figures include the in-bound (maquiladora) industry.

(b)	The methodology for calculating Growth Rate-GDP was modified by the Instituto Nacional de Estadistica, Geografia e Informatica (INEGI) and is based on 1993 prices.
Source: Banco de México (BANXICO)
      The growth rate in 2001 decreased due to a global downturn in the economy that affected international trade between Mexico and the United States. However, notwithstanding generally weak economic conditions in the past few years, overall Mexican foreign trade increased in 2003 compared to the prior year, and significantly increased in 2004 compared to 2003, and has continued to improve in the first quarter of 2005.

Certain Competitive Advantages
      We believe we benefit from the following competitive advantages:

•	no other company offers a similar breadth and depth of services as a third-party logistics provider in Mexico;

•	the ability to contract for the transportation of large amounts of cargo by sea, as well as the transport by truck, enables us to provide value-added “door-to-door” service to our customers. The value of our transportation service is further enhanced by our ability to provide overland transportation by truck and storage and warehousing services for some types of cargo. Our ability to provide these integrated services gives us a competitive advantage over companies that provide only maritime transportation to, or overland transportation within, Mexico. See “— Logistics Operations”; and

•	we are a Mexican-owned and Mexican-operated company, a distinction that allows us marketing and operational advantages and, in certain cases, preferential treatment in certain niche markets within Mexico.

Ports and Terminals Operations
      Ports and Terminals revenues in the year ended December 31, 2004 were $26.6 million and accounted for 10.6% of net consolidated revenues, increasing 23.7% compared to revenues of $21.5 million reported in the year ended December 31, 2003.
      On May 13, 2003, we completed the sale of our 51% interest in TMMPyT to an affiliate of our former partners, SSA. Included in the sale were the operations at the ports of Manzanillo, Cozumel, Veracruz and Progreso, which are being presented as discontinued operations (see Note 2 and Note 26(viii) to our Financial Statements). We continue to conduct operations at two Mexican ports — Acapulco and Tuxpan. We have been granted three partial assignment agreements of rights and obligations in respect of operations at Tuxpan. Additionally, we own land and a multipurpose cargo terminal in Tuxpan. Our concessions in Acapulco and Tuxpan give us the right of first refusal to continue operations for a second term once the term of the original concession expires. The following table sets forth our existing port facilities and concessions:

Port	Concession	Date Awarded	Duration

Acapulco	Integral port administration	June 20, 1996	25 years (with the possibility of extension)
Tuxpan	Approximately 35,000 square yards of waterfront	September 25, 2000	20 years (with the possibility of extension)
	Approximately 9,500 square yards of land	April 7, 1997	20 years (with the possibility of extension)
	Stevedoring Services	August 4, 1999	10 years (with the possibility of extension)

Acapulco
      In June 1996, we received a 25-year concession to operate the tourist port of Acapulco and commenced operations in July 1996. We paid $7.9 million for this concession. We have made additional capital expenditures from 1996 through 2004 of approximately $9.1 million at Acapulco to remodel, rehabilitate and expand the port facilities. Our port interests in Acapulco are operated through a joint venture with SSA Mexico, Inc. called Administracion Portuaria Integral de Acapulco, S.A. de C.V. (“API Acapulco”), in which we have a 51% interest.
      Through API Acapulco, we operate and manage an automobile terminal, a cruise ship terminal and an automobile warehouse. The automobile terminal was completed in November 1997, and the passenger terminal was completed during the fourth quarter of 2000.
      In 2004, we handled approximately 18,500 automobile exports for Volkswagen, Chrysler and Nissan to South America and Asia reflecting a significant increase from 2003, when we handled approximately 11,000 automobiles at our automobile terminal, including exports for Volkswagen and Nissan and imports for Peugeot.
      Acapulco is one of the main tourist ports in Mexico. Major cruise ship lines, such as Carnival, Royal Caribbean, Princess and Holland America, among others, make use of our terminal. During 2004 we had 109 cruise ship calls, and have 155 cruise ships calls scheduled for 2005. Our terminal has the capacity to receive two cruise ships simultaneously. In addition, our automobile warehouse has the capacity to store up to 2,500 automobiles.

Tuxpan
      We own approximately 2,290 acres of land in Tuxpan, and we own a terminal of multipurpose cargo through our wholly owned subsidiary Terminal Maritima de Tuxpan, S.A. de C.V. We have access to a contiguous public berth where containers and general cargo are unloaded and delivered to our multipurpose terminal. Additionally, we offer container-warehousing services at this port. While we currently only handle a small volume of cargo at the port, we are in the process of developing the site. Tuxpan is operated through Operadora Portuaria de Tuxpan, S.A. de C.V., a wholly owned subsidiary of Grupo TMM.
      As part of the sale of TMMPyT, we agreed not to compete with SSA or its affiliates in Mexico for a term of five years, except in connection with our port operations at Tuxpan and API Acapulco. SSA has a right of first refusal with respect to new port operations of the Company or its affiliates up to a maximum of 49% total equity interest.

Shipping Agencies
      We operate shipping agencies at the ports of Acapulco, Veracruz, Coatzacoalcos, Ciudad del Carmen, Dos Bocas, Tuxpan and Progreso. Our shipping agencies provide services to vessel owners and operators in Mexican ports, including (i) port agent services, including the preparation of the required documentation with the relevant port authorities for the dispatch of vessels; (ii) protective agent services, which support the rotation of crew members and the supply of spare parts; (iii) cargo and multimodal supervision; (iv) ship chandler services, which include the procurement of food, water and supplies and (v) bunkering services, which include the coordination of fuel delivery services. Our shipping agencies also provide shipping agency services at other major ports through agreements with local agents. Our Shipping Agencies Operations were transferred from the specialized maritime services segment to the Ports and Terminals operations segment in January 2004 as part of our corporate restructuring.
Specialized Maritime Services
      Specialized maritime services revenues in the year ended December 31, 2004 were $127.8 million and accounted for 50.9% of net consolidated revenues, increasing 10.2% compared to revenues of $116.0 million reported in the year ended December 31, 2003.
      Our specialized maritime services include: (a) supply and logistics services to the offshore industry at offshore facilities in the Gulf of Mexico and between ports, moving crews and/or cargo to and from oil platforms; (b) product tankers for the transportation of petroleum products, such as the distribution of oil to a variety of coastal cities where the oil is further distributed inland throughout Mexico; (c) parcel tankers, also known as chemical tankers, for the transportation of liquid chemical cargoes that are distributed commercially throughout Mexico; and (d) tugboats that provide harbor towing services in and out of the port of Manzanillo. Mexican law provides that cabotage (intra-Mexican movement between ports) must be conducted by ships carrying the Mexican flag, which we believe provides us with a competitive advantage in this market.

Fleet Management
      As of July 31, 2005 we operated a fleet comprised of product tankers and parcel tankers, as well as a fleet of offshore vessels and tugboats. Of a total of 41 vessels, 17 are owned tonnage (2 product tankers, 12 offshore vessels and 3 tugboats), 13 are chartered units (5 parcel tankers, 5 offshore vessels and 3 product tankers) and 11 vessels are operated under bareboat (vessel without crew) contracts (2 product tankers and 9 offshore vessels).
      The table below sets forth information about our fleet of owned, chartered and under bareboat contract vessels as of June 20, 2005, by type, size and capacities:

	Number of	Total Dead	Total Cubic
Vessel Type	Vessels	Weight Tons	Meter Capacity	BHP(1)

		(In thousands)	(In thousands)
Offshore service vessels	26	28.6	*	*4,730 BHP
Product tankers	7	295.0	333.1	*
Parcel tankers	5	63.3	69.2	*
Tugboats	3	1.2	*	*3,916 BHP

Total	41	388.1	402.3

(1)	Average Brake Horse Power

*	Not applicable.

Offshore Division
      We participate in the offshore services sector in the Gulf of Mexico through a joint venture with Seacor Smit, Inc. (“Seacor”) called Maritima Mexicana, S.A. (“Marmex”). Seacor is one of the largest U.S. companies engaged in operating supply ships and supplying support services to the offshore drilling platforms in the Gulf of Mexico. We hold a 60% ownership interest in Marmex. The offshore division operates 26 vessels, which are operated by Marmex and are used to service medium- and long-term contracts. As of July 31, 2005, 18 vessels were directly hired by PEMEX, and 8 were hired by private operators engaged in the construction and maintenance sectors for PEMEX.

Product Tankers and Parcel Tankers
      We currently have five product tankers under time-charter contracts with PEMEX, which includes two long-term contracts entered into during May and June 2005 with July 2005 start dates. Additionally, we time charter two product tankers to private operators for service to PEMEX. Our product tankers are used primarily for the transportation of refined petroleum products, mainly moving oil from refineries to various Mexican ports which is then distributed further to oil burning electrical generators and to other users via land tankers.
      In the event that our time charter arrangements are terminated or expire, we will be required to seek new time charter arrangements for these vessels. We cannot be sure that time charters will be available for the vessels following termination or expiration or that time charter rates in effect at the time of such termination or expiration will be comparable to those in effect under the existing time charters or in the present market. In the event that time charters are not available on terms acceptable to us, we may employ those tankers in the spot market.
      Although PEMEX had not sought any bids since 1993 for additional long-term tanker contracts, it recently bid for four product tanker contracts under bareboat contracts, for a five-year term. Grupo TMM was awarded one contract in May and another contract in June 2005, both with July 2005 start dates.
      We also operate five parcel tankers, which operate between Mexican and American ports in the Gulf of Mexico, mainly in the chemical and vegetable oil trades. These products are transported from the port of origin (in Mexico or in the U.S.) and are later discharged into a tank or liquid container for further distribution. These tankers are also known as chemical tankers.

Harbor Towing
      We have a 60% equity participation in a joint venture with Smit International Americas Inc., which, since January 1997, has provided tugboat services in the port of Manzanillo under a 10-year concession, including operations to embark and disembark a vessel, port docking and navigation out of channel and port facilities into open waters.
Logistics Operations
      Logistics operations revenues in the year ended December 31, 2004 were $97.6 million and accounted for 38.9% of net consolidated revenues, increasing 9.1% compared to revenues of $89.5 million reported in the year ended December 31, 2003.
      Our logistics operations encompass: (a) an array of logistics and related consulting and analytical activities conducted from strategically located facilities throughout Mexico; (b) trucking and intermodal transport; (c) intermodal terminal operations at principal cities alongside the TFM network; and (d) maintenance and repair of containers in principal Mexican ports and cities. Due to the scope of our operations, together with the extent of our experience and resources, we believe that we are uniquely positioned to coordinate the entire supply chain for our customers.
      We offer full logistical services through TMM Logistics, a 100%-owned subsidiary of Grupo TMM.
      In April 2004, TFM signed an automotive logistics outsourcing contract with Ford Motor Company, offering services such as automotive logistics, shipments, storage of vehicles, routing, planning and scheduling and several value-added activities, for new vehicles (Volvo Cars, Ford, Lincoln and Mercury, excluding Jaguar and Land Rover). TFM subcontracted the services under this agreement to TMM Logistics, which provides the overall logistics solutions for the national distribution (through a number of transport providers) of all the new vehicles of Ford Motor Co. This distribution operation is the first of its kind to be outsourced to a third-party provider in Mexico. This operation is mainly based at a Vehicle Distribution Center (“VDC”) located in Cuautitlan Izcalli (an industrial zone north of Mexico City). This VDC services the Ford Assembly Plant (located in Mexico City), and also receives new vehicles arriving from the Port of Veracruz and the United States of America, through Nuevo Laredo. TMM Logistics also operates the VDC in Monterrey and Aguascalientes. See “Recent Developments — Disposition of Grupo TMM’s interest in Grupo TFM to KCS — The Amended Acquisition Agreement”.

Mixing Centers
      Mixing Centers are an innovative concept that allow automobile manufacturers to share warehousing and distribution infrastructure. This concept increases volume capacity resulting in workflow efficiencies and lower logistics costs. Mixing Center advantages include:

•	automobile inventories are closer to market, shortening distribution distances;

•	cost savings;

•	increased shipment frequency resulting from higher volumes;

•	optimal use of infrastructure; and

•	proration of fixed costs.
      Grupo TMM has the required capability to coordinate all logistics activities for the distribution of finished vehicles and has reaffirmed its leadership in the automotive industry as it provides logistical services to five plants. Grupo TMM has an innovative outlook on logistics through its systems platform, “TMM plus.” We currently have Mixing Centers in Monterrey, Aguascalientes and Toluca. Additionally, we obtained a parcel of land in Santa Fe, Veracruz to develop a Mixing Center. We are presently negotiating a Mixing Center operations contract with Volkswagen México (“VWM”). The initial import volumes of VWM will be stored in the Santa Fe yard. The second phase will consist of domestic distribution and export for VWM. The land area of the Santa Fe yard consists of 20 hectares and has a storage capacity of 9,500 automobiles. The start-up costs for this Mixing Center were approximately $5.0 million.
      We offer full-service logistics facilities in Aguascalientes, Querétaro, Hermosillo, Toluca, Ramos Arizpe, Puebla, Veracruz, Nuevo Laredo, San Luis Potosí, Cuernavaca, Mexico City and Monterrey. These facilities provide consulting, analytical and logistics outsourcing services including: management of inbound movement of parts to manufacturing plants consistent with just-in-time inventory planning practices; logistics network (order-cycle) analysis; logistics information process design; warehouse/facility management; supply chain/logistics management; product manipulation/repackaging; local pre-assembly; and inbound and outbound distribution using multiple transportation modes including RoadRailertm and truck transport.
      We provide specialized logistics support for the automotive industry. Services include the arrangement and coordination of the movement of motor vehicle parts or sub-assemblies from supplier facilities to assembly plants, and the inspection, yard management and movement of finished vehicles from assembly plants to regional distribution centers. We currently manage the intermodal terminal and yard for Ford Motor Company at Hermosillo, coordinating the movement of finished vehicles to dealerships and other distribution centers. Additionally, the logistics operations division developed an 80-acre state-of-the-art auto distribution complex in Toluca, which provides transportation services to major auto manufacturers located in the Toluca region, such as DaimlerChrysler and Toyota. Our logistics services can be provided as end-to-end integrated logistics programs (bundled) or discrete services (unbundled) depending on customer needs.
      In conjunction with our logistics facilities, we offer trucking transport as a value-added service component to streamline the movement of products to and from major Mexican cities and rail hubs. We provide dedicated logistics trucking services to major manufacturers and retailers with facilities and operations throughout Mexico.
      In June 2004, we introduced TMM Plus, a state-of-the-art supply chain platform, which enables us to better control our operations and to provide our customers with full tracking of their products while the products are moving through the supply chain. In addition, this tool increases our capabilities for designing and controlling a variety of logistics services. This new platform has expanded our service offerings, so both volume and revenues are expected to continue to increase going forward.

RoadRailertm and Intermodal Services
      In May 2001, we introduced “RoadRailertm” technology, which is the first intermodal domestic service in Mexico. RoadRailerstm are semi-trailers equipped both with tires for highway use and “bogies” with rail wheels for running directly on rail tracks. This service is designed to complement our trucking and transport operations to further streamline the movement of products to and from Mexico City and surrounding states, and along the Northeast region of Mexico. We currently operate 350 RoadRailerstm, which provide services to major retail stores, consumer, electronics and toy companies.
      In October 2002, TMM Logistics and Hub Group, which is the largest intermodal marketing company in the United States, created a joint network to manage freight moving among Canada, the United States and Mexico. TMM Logistics provides all sales support and operational execution within Mexico for the network. In 2004, we began providing intermodal services, door-to-door, with TMM equipment from major cities in Texas to Mexico City, Puebla, Querétaro and Tlaxcala.

Trucking Services
      We view trucking as an important complement to our core businesses. Under Mexican law, transport in Mexico can only be performed by Mexican-owned companies. We currently operate 450 trucks.
      We currently provide dedicated trucking services to several customers, including Jumex, Allied-Domecq, Wal-Mart, Gigante and Waldo’s. In the second quarter of 2001, we entered into a long-term dedicated parts distribution contract with Nissan.
      Our domestic service continues to provide trucking services on a spot market basis to major retail stores and consumer product companies. We also provide intermodal services for drayage cargo at Pantaco and Monterrey.

Container Repair and Maintenance
      We offer maintenance and repair services for dry and refrigerated containers in Manzanillo, Veracruz, Altamira, Monterrey, Ensenada, Mexico City, Hermosillo, Ramos Arizpe, San Luis Potosí, Aguascalientes and Nuevo Laredo. These services involve keeping the refrigerated components and other parts of a container in useable condition including mechanical repair, welding and repainting.

Grupo TMM’s Strategic Partners
      We are currently a partner in strategic arrangements with a number of the leading companies in their respective industries, including:

Business	Partner

Ports (Acapulco)	SSA Mexico, Inc.
Supply Vessels	Seacor Marine Inc.
Harbor Towing	Smit International Americas, Inc.
Automotive Logistics	Auto Warehousing Co.; Schnellecke GmbH
      In October 2000, EMD, a subsidiary of General Motors (“GM”), invested $20 million in our subsidiary TMM Multimodal, S.A. de C.V. (“TMM Multimodal”) (representing an approximate 3.4% interest in TMM Multimodal). Under the terms of the Subscription and Stockholder Agreement relating to its investment in TMM Multimodal, EMD had the right to cause Grupo TMM to purchase, or, alternatively, to cause TMM Multimodal to redeem, all, but not less than all, of EMD’s shares in TMM Multimodal at a price equal to the original investment of $20 million, plus interest compounded annually from June 30, 2000 at the rate of 12% per annum, less certain distributions received by EMD in respect of its shares of TMM Multimodal. On March 15, 2005, GM notified the Company of its intention to exercise its GM Put Option (as later defined) on April 4, 2005; and on such date, with the cash proceeds from the sale of its interest in Grupo TFM to KCS, Grupo TMM paid approximately $34.0 million to GM in exchange for the shares of TMM Multimodal.
Recent Developments
Debt Restructuring
      On August 11, 2004, we successfully completed a debt restructuring transaction through a simultaneous private exchange offer and public exchange offer for our 2003 notes and our 2006 notes (collectively, the “Exchange Offer”). All of the conditions to the Exchange Offer, including receipt of tenders from holders of at least 95.3% of the aggregate principal amount of 2003 notes and 97.3% of 2006 notes (jointly, the “Old Senior Notes”) were satisfied on August 5, 2004, the expiration date of the Exchange Offer, and the Company accepted all of the tendered Old Senior Notes for exchange. Pursuant to the Exchange Offer, an aggregate amount of $170.7 million or approximately 96.5% of the 2003 notes were tendered and an aggregate amount of $197.1 million or approximately 98.6% of the 2006 notes were tendered. Holders of the Old Senior Notes who tendered their Old Senior Notes pursuant to the Exchange Offer received approximately $459.5 million aggregate principal amount of the 2007 Notes.
      In connection with the Exchange Offer, we completed a consent solicitation of the holders of 2006 notes to effect the proposed amendments to the indenture governing the 2006 notes, which removed substantially all of the restrictive covenants of such indenture.
      On August 11, 2004, we also completed the private placement of approximately $6.5 million principal amount of 2007 Notes to Promotora Servia, an affiliate owned by members of the Serrano Segovia family and $13.7 million principal amount of 2007 Notes to J.B. Hunt, in each case as consideration for the cancellation of outstanding obligations of the Company.
      Also on August 11, 2004, with net proceeds from the sale of an additional $29 million in face amount of 2007 Notes, the Company paid (a) $7.2 million in cash in respect of the principal amount of, plus accrued unpaid interest on, all of the 2003 notes that were not tendered in the Exchange Offer, (b) $0.4 million in cash in respect of the accrued unpaid interest on the 2006 notes that were not tendered in the Exchange Offer, and (c) financial advisory and other fees related to the consummation of the Exchange Offer.
Additional Financing From Certain Holders of Old Senior Notes
      We entered into a purchase agreement with certain holders of Old Senior Notes who had entered into a voting agreement pursuant to which such holders agreed to purchase 2007 Notes (the “New Money Notes”)

from the Company to fund the cash required to complete the Exchange Offer. The purchase agreement provided that, at the closing of the Exchange Offer, such supporting note holders would purchase 2007 Notes in an amount sufficient to provide gross proceeds to the Company of up to $25 million. The 2007 Notes were purchased at a discount to the principal amount thereof. The purchase price was 80.1% of the principal amount of the 2007 Notes purchased. The proceeds of this supplemental financing were used (i) to retire all of the outstanding 2003 notes that were not tendered and remained outstanding after the Exchange Offer, (ii) to cure all outstanding payment defaults on the 2006 notes, (iii) to pay fees and expenses in connection with the Exchange Offer and the transactions contemplated by the purchase agreement, and (iv) to deposit in escrow the amount of a potential “make-whole” payment described below, which was not to exceed the amount deposited in escrow and (v) to pay approximately $12.71 million in fees and expenses in connection with the supplemental financing and the Exchange Offer. The Company was not ultimately required to render the make-whole payment and it was accordingly returned to the Company. The Company paid to the purchasers a cash commitment fee of $0.25 million in the aggregate, and paid at the closing of the purchase under the purchase agreement a draw-down fee equal to $0.58 million in the aggregate.
      In connection with all the transactions related to our restructuring described above, we issued in the aggregate approximately $508.7 million principal amount of 2007 Notes.
Disposition of Grupo TMM’s interest in Grupo TFM to KCS
The Amended Acquisition Agreement
      On December 15, 2004, Grupo TMM and KCS entered into the AAA under which KCS agreed to purchase from TMM Multimodal all of the shares of Grupo TFM stock held by it. TMM Multimodal, a subsidiary of Grupo TMM, then held a 51% voting interest and a 38.8% economic interest in Grupo TFM, which in turn owned 80% of the capital stock of TFM, the company through which our railway operations were previously conducted. The transactions contemplated by the AAA were consummated on April 1, 2005. As a result, KCS presently owns all outstanding shares of Grupo TFM’s common stock, placing TFM under its control.
      This transaction represented a renegotiation of the transaction provided for in the Acquisition Agreement, dated as of April 20, 2003 (the “Original Acquisition Agreement”), among the Company, TMM Holdings, S.A. de C.V. (“TMMH”), TMM Multimodal, KCS and certain subsidiaries of KCS, which owned at that time a 49% voting interest in Grupo TFM. The Original Acquisition Agreement was approved by our Board of Directors (the “TMM Board”) but was not approved by the stockholders of the Company, which stockholder rejection was the subject of litigation and arbitration between the parties.

Approvals
      On October 6, 2004, Mexico’s Foreign Investment Commission (“FIC”) notified KCS of its approval of KCS’ new application for authority to acquire our interest in Grupo TFM. The approval of the FIC is necessary for a foreign company to become a majority owner of a Mexican railway company and will remain valid until October 5, 2005. Additionally, on October 7, 2004, the Mexican Federal Competition Commission (“FCC”) extended KCS’s authority to purchase our interest in TFM. The FCC originally authorized the purchase in a ruling dated May 19, 2003, and the new ruling extended that authorization to April 5, 2005. The transaction with KCS had also been the subject of litigation and arbitration proceedings between us and KCS. See Item 8A. “Legal Proceedings — Dispute with Kansas City Southern”.
      On January 11, 2005, we held a Shareholders’ Meeting where our shareholders unanimously approved the Board of Directors’ recommendation to sell our interest in Grupo TFM to KCS. The transaction was also approved by KCS’s shareholders at the KCS Shareholders’ Meeting held on March 29, 2005.
      On January 25, 2005, the 30-day waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (“HSR”) in connection with the AAA expired without a formal request from the U.S. Department of Justice (“DOJ”) for additional information or documentary material. The HSR filings had been made on December 22, 2004. The transactions contemplated by the AAA were consummated on April 1, 2005.

Transaction Structure
      The acquisition of the shares of Grupo TFM by KCS was structured as a sale of all of the outstanding shares of capital stock of Grupo TFM owned by TMM Multimodal to a subsidiary of KCS (the “Acquisition”). The Acquisition was completed through a multi-step process. All of the transactions occurred essentially simultaneously on the closing date when KCS received all of the outstanding shares of Grupo TFM which were then owned by TMM Multimodal.

Purchase Price
      Under the AAA, as consideration for the purchase and upon consummation of the transactions contemplated thereby, TMM Multimodal received: (i) $200 million in cash; (ii) 18 million shares of common stock of KCS (the “Common Stock”); and (iii) promissory notes in a principal amount of $47 million (the “Indemnity Escrow Notes”), which were deposited into an escrow account and will be available to satisfy certain indemnity claims by KCS. At the date on which the Final Resolution of the VAT Claim and Put (as defined in the AAA) (the “VAT/ Put Settlement Date”) occurs, KCS will pay to TMM Multimodal an amount equal to the sum of $110 million, less:

•	any amount in cash required to be paid to the Mexican Government to effect the Final Resolution of the VAT Claim and Put net of any cash payments received by KCS, TFM or affiliates from any such agency related to the Final Resolution of the VAT Claim and Put; less

•	23% of the amount of any net operating losses available to TFM and its subsidiaries which are relinquished to the Mexican Government by TFM without any value other than the value received therefor (“NOL Value”); less

•	67% of the face amount of any other tax credits under Mexican law which TFM or any of its affiliates is required to relinquish to the Mexican Government without any value received in exchange therefor (other than the value resulting from the Final Resolution of the VAT Claim and Put), to obtain the Final Resolution of the VAT Claim and Put; less

•	any taxes incurred with respect to the Final Resolution of the VAT Claim and Put which are not offset by the NOL Value or the other tax credits referred to in the immediately preceding bullet point; less

•	contingency fees (“Contingency Fees”) in an amount of $3,000,000 (but not any portion of the ongoing legal fees and expenses) to the extent they are required to be paid by Grupo TFM or any Grupo TFM subsidiary in connection with the successful resolution of the VAT Claim and the Put (such sum as adjusted, the “VAT Contingency Payment”).
      The VAT Contingency Payment is to be paid, subject to the foregoing adjustments, as follows:: (i) up to $35 million in cash, (ii) up to $35 million in shares of Common Stock of KCS and (iii) up to $40 million to be deposited into an escrow account to provide security for certain tax indemnities described below. The shares of Common Stock of KCS will be valued at the volume-weighted average closing price (“VWAP”) of the Common Stock for the 20 trading days immediately preceding the announcement of the VAT/ Put Settlement Date.
      In addition, at the closing, all inter-company accounts payable between us and our affiliates, on the one hand, and Grupo TFM and its subsidiaries, on the other hand, were to be settled as a net reduction to the cash portion of the purchase price. Finally, we also assumed responsibility for the payment of certain legal fees in connection with TFM’s claim against the Mexican Treasury for the refund of a VAT payment not covered by the Contingency Fees set-off described above.
      On April 1, 2005, we closed the sale of our interest in Grupo TFM to KCS and received $200 million in cash, $47 million in Indemnity Escrow Notes and 18 million shares of KCS Common Stock valued at such date at approximately $355 million. An additional $110 million in a combination of cash, notes and stock will be paid by KCS upon completion of a settlement involving the VAT and Put lawsuits as described above. The $200 million in cash proceeds from the sale were used to pay down the following obligations: (i) approximately $70.5 million in principal and accrued interest of Grupo TMM’s securitization program, (ii) approximately $34.0 million to satisfy the GM Put Option and applicable taxes, (iii) approximately $70.0 million to pay down the 2007 Notes on a pro rata basis, on May 13, 2005 ($68.0 million in principal amount and $2.0 million in accrued interest) and (iv) approximately $26 million in related fees and expenses.
      Upon closing of the transaction we have recognized a gain on the sale of Grupo TFM in the amount of $196.3 million, or $176.4 million net of deferred income taxes.

Indemnity Escrow
      At the closing of the transactions contemplated by the AAA and as part of the purchase price, as described above, promissory notes in the aggregate principal amount of $47 million were deposited in an escrow account (the “Indemnity Escrow”) to cover claims by KCS against any of the Sellers relating to breaches of the representations or warranties under the AAA by the Sellers. All such claims are (i) subject to arbitration between the parties and (ii) have recourse exclusively to the amount of the Indemnity Escrow. Notwithstanding the foregoing, KCS may bring no more than two arbitration proceedings relating to all such claims and no such proceeding may be initiated after April 1, 2007. In addition, claims arising out of alleged breaches of the representations and warranties in the AAA concerning certain matters, including tax matters and certain losses (“Losses”) described in the AAA will not be subject to the $47 million limitation.
      On April 1, 2007, KCS is required to notify us whether they will pay the Indemnity Escrow amount in cash or equity. On June 1, 2007, any proceeds in the Indemnity Escrow will be released to us, provided, that if there are unresolved claims that were initiated prior to April 1, 2007 and are still pending on June 1, 2007, then an amount of the promissory note equal to the amount of such unresolved claims will be retained in the Indemnity Escrow until such claims are resolved. Arbitration in connection with this paragraph will be held in accordance with the arbitration rules of the American Arbitration Association and will be conducted in Delaware, with New York law to apply to the AAA and the other principal related documents.

Put Obligation and the VAT Award
      The AAA also addresses two other issues of significant economic value for the Company: the Put obligation and TFM’s VAT Claim.
      Indemnification for Put Purchase Price. Twenty percent (20%) of the capital stock of TFM is held by the Government of Mexico. Under agreements entered into in connection with the privatization of the railroad owned by TFM, Grupo TFM would be obligated to purchase the shares held by the Mexican Government (the “Put”) once the Mexican Government complies with the process established in the agreements to effectuate the Put, and it is judicially determined that the Mexican Government has effectively and appropriately exercised the Put. The purchase price is fixed pursuant to a formula set forth in the agreements and is estimated to be in excess of $450 million. In the event that the Mexican Government, once all requirements and conditions established in the agreements to effectuate the Put are complied with, were to effectively exercise the Put and Grupo TFM does not purchase the shares, each of the Company and KCS would be jointly and severally liable to make the purchase. Pursuant to existing agreements between the Company and KCS, each of the Company and KCS has agreed to indemnify the other for its respective share of the purchase price of the TFM shares if either one is obligated to make the purchase of the Put shares independently. Under the AAA, KCS is required to assume this obligation, to hold the Company harmless from any liability to make the payment and to indemnify the Company from any losses incurred as a result of the Mexican Government seeking payment from the Company.
      Certain legal proceedings initiated by Grupo TFM against the Mexican Government in connection with the Put are still pending. See “— TFM VAT Award”.
      Status of the VAT Claim. On February 18, 2005, the Fiscal Court (as later defined) served TFM with written notice of its decision to uphold TFM’s claim for the VAT refund including inflation adjustments and interest on that amount accruing from 1997. Pursuant to this court order, the VAT Award was in the amount of approximately 2,111,111,790 pesos or approximately $195 million as of the date of the claim, with applicable inflation adjustments and interest to be added to such amount.
      We and KCS have jointly prepared a proposal for settlement of the pending VAT Claim and the Put and have submitted the proposal to the Mexican Government for review. The proposal contemplates, in general terms, that Grupo TFM will acquire the shares of TFM subject to the Put on a basis that effectively offsets the VAT Claim for the Put obligations, which could result in the surrender of certain net operating losses of TFM. KCS has the right to control the settlement of the VAT Claim and the negotiations related to the Put. Not later than 180 days after the VAT/ Put Settlement Date, KCS will pay to TMM the VAT Contingency Payment, subject to the conditions set forth above.

Tax and Accounting Treatment
      For tax purposes, the Acquisition was treated as a sale. To the extent that the shares received in the Acquisition are subsequently sold, we would have a taxable gain to the extent that the sale price exceeded our tax basis in the shares. Since the closing, the results of Grupo TFM, including TFM, are no longer included in our consolidated financial statements for either tax or accounting purposes.

Suspension and Discontinuation of Litigation; Releases
      Under the AAA, KCS and Grupo TMM agreed to suspend all pending litigation and arbitration proceedings and to not, prior to the closing, initiate any further proceedings other than as necessary in the opinion of counsel to avoid dismissal or adverse ruling or to preserve or exercise rights arising under the AAA, before any court, arbitral panel, regulatory body or other agency or body which, directly or indirectly, is based upon or arises out of, in whole or in part, the Original Acquisition Agreement or the transactions referred to therein (collectively, “Acquisition Agreement Claims”) or any claim or allegation (other than the Authority Litigation, as defined in the Authority Litigation Agreement, dated as of December 15, 2004, entered into by and among KCS and certain of its subsidiaries, Grupo TMM and certain of its subsidiaries, and Grupo TFM), with respect to actions taken or meetings held prior to the date of the AAA by, or in their capacity as, our directors, officers, employees, shareholders or agents, or any subsidiary of ours, including Grupo TFM and TFM.
      Following the closing date of the Acquisition, each party made all necessary filings and took all steps reasonably necessary to effect the dismissals. In addition, KCS and Grupo TMM, each on behalf of itself and its controlled affiliates, effected releases of representatives and employees of Grupo TMM, Grupo TFM and TFM, and of KCS (the “Releases”). The Releases became effective on the closing of the Acquisition.

Stockholders’ Agreement
      In connection with the shares received as part of the consideration for the Acquisition, the Company and certain of its Subsidiaries and principal stockholders (the “Stockholder Parties”) entered into a Stockholders’ Agreement with KCS containing provisions which restrict certain transfers of the shares, restrict certain activities aimed at influencing the control and management of KCS by the Company and obligate KCS to assist in a transaction to distribute the shares to the Company’s stockholders, as more fully described below.

Transfer Restrictions
      Transfers to Competitors. Until the earlier to occur of the passage of seven years from the closing of the Acquisition or the date when the Stockholder Parties hold less than 15% of the outstanding voting securities of KCS (such earlier date, the “ROFR Date”), the Shares of KCS received by the Company may not be transferred to a competitor of KCS. This restriction includes indirect transfers through the transfer to a competitor of KCS of control of the Company or another holder of the shares. After the ROFR Date, KCS will have a right of first refusal to purchase any shares proposed to be transferred to a competitor of KCS. The right of first refusal is exercisable within 10 days after KCS receives notice of the proposed transfer as to all, but not less than all, of the shares proposed to be transferred at a price per share equal to the purchase price proposed to be paid by such competitor. If KCS exercises its right of first refusal, it must pay the purchase price in cash within 60 days after notice of the proposed sale. If KCS does not exercise its right of first refusal the Company is free to sell the shares to such competitor on terms no more favorable than those offered to KCS at any time during a period of 120 days after the expiration of the 10-day notice period to KCS.
      Sales to Certain Other Persons. The Company may not sell shares representing more than 5% of the outstanding voting securities of KCS to any other person other than a person who is eligible to file ownership reports on Form 13G under the U.S. securities laws (generally an investment company, mutual fund and other institutional investors that are passive investors and have no intention of influencing the management of the KCS successor entity). Sales in excess of 5% to a 13G filer are also subject to a right of first refusal on the same terms as sales to a competitor of KCS. In any event, the Company and its affiliates may not sell shares to any person who, after the sale, would beneficially own more than 15% of the voting securities of KCS.
      Pledges. The Company may pledge the shares of KCS it owns, so long as the pledgee agrees that, upon any foreclosure, KCS will have a right of first refusal to purchase the shares for their fair market value, measured as the average closing price on the NYSE for the 5 trading days preceding notice of the foreclosure.
      Termination. Other than with respect to the right of first refusal upon transfers to competitors of KCS (which survives indefinitely), the transfer restrictions will terminate upon the earlier of (i) a change of control of KCS and (ii) the first day the Company and its affiliates cease to own at least 15% of the outstanding voting securities of KCS for at least 30 consecutive days.

Standstill Provisions
      The Company and the other parties to the Stockholders’ Agreement may not, without the consent of KCS, directly or indirectly, either alone or as part of a “group” or in concert with others, take any of the following actions:

•	acquire any voting securities of KCS if such persons and their affiliates, in the aggregate, would beneficially own more than 20% of the total voting power (other than shares acquired if KCS elects to pay a portion of the purchase price in stock and any shares acquired under the Consulting Agreement (as defined below));

•	publicly announce any proposed business combination by the parties to the Stockholders’ Agreement or any group of which they are a part involving KCS or a substantial portion of its assets;

•	solicit proxies for any matter, call any special meeting of stockholders, propose any matter for submission to stockholders or grant a proxy to any person not approved by KCS;

•	initiate or participate in negotiations with third parties regarding any of these matters or take any action that would require KCS to publicly disclose any of these matters;

•	publicly request that KCS amend or waive the standstill provisions; or

•	otherwise seek to control or materially influence the management, board of directors or policies of KCS.
      In addition, if the Company or the other parties to the Stockholders’ Agreement receives any serious inquiry regarding any of these matters, including any inquiry from a competitor of KCS, the Company is required to notify the board of directors of KCS promptly. The standstill restrictions will terminate on the earlier of (i) a change of control of KCS and (ii) the first day the Company and its affiliates cease to own at least 15% of the outstanding voting securities of KCS for at least 30 consecutive days.

Pre-Emptive Rights
      The Company will have the right to purchase additional shares of common stock of KCS in the event that KCS issues any shares of common stock or options, warrants or convertible securities of KCS in order to maintain its percentage interest in KCS. The right will not apply to options issued under employee benefit plans adopted by the board of directors of KCS. The pre-emptive rights terminate on April 1, 2008, the third anniversary of the closing of the Acquisition.

Termination
      The Stockholders’ Agreement will terminate (other than with respect to the right of first refusal in connection with sales to a competitor of KCS) on the earliest to occur of the first day the Company and its affiliates cease to own at least 40% of the shares of KCS initially acquired by the Company.
Voting Agreement
      Concurrently with the signing of the AAA, certain stockholders of ours representing, in the aggregate, sufficient shares to approve the AAA (including José F. Serrano, Ramon Serrano and Teresa Serrano), amended an existing trust agreement and entered into a new voting trust arrangement under which they irrevocably agreed to vote their shares for the approval of the AAA and any other actions necessary to complete the Acquisition and against any transaction that would prevent the completion of the Acquisition. As a result, the vote of those Shareholders was irrevocably assured and Grupo TMM shareholder approval was obtained.
Registration Rights Agreement
      KCS entered into a Registration Rights Agreement with Grupo TMM and certain of its affiliates pursuant to which it agreed to register under the U.S. securities laws the shares of KCS that were issued to Grupo TMM in connection with the Acquisition. Under the Registration Rights Agreement, the Company has the right to demand that KCS file and have declared effective a total of 6 registration statements. The requests for registration may be made at any time after the six-month anniversary of the closing. One of the registrations may be a shelf registration that is required to be kept effective for a period of at least one year. Any of the registrations may be underwritten registrations and the Company has the right to select the underwriter, subject to the reasonable approval of KCS. In addition, Grupo TMM has unlimited piggy-back rights, subject to customary cut-back rights. The obligation of KCS to file any registration statement or to maintain its effectiveness is subject to typical holdback, delay and deferral provisions. KCS is required to pay all costs associated with the registration of the shares, but not any indemnity fees or commissions.
Consulting Agreement
      Mr. José F. Serrano International Business, S.A. de C.V. (the “Consultant”), a consulting company organized by Sr. José Serrano, entered into a consulting agreement with KCS dated December 15, 2004 (the “Consulting Agreement”) pursuant to which it agreed to provide consulting services to KCS in connection with the portion of the business of KCS conducted in Mexico (with particular focus on the maintenance, fostering and promotion of a positive relationship between KCS and Mexican Government officials) for a period of three years. Consulting services will be provided exclusively in Mexico. As consideration for the services, the Consultant will receive an annual fee of $3,000,000 per year for a period of three years. The Consultant will be entitled to receive an additional fee of $9,000,000 in cash payable on the one hundred eightieth (180th) day following the Final Resolution of the VAT Claim and Put. KCS may elect to pay all or a portion of this additional fee in shares of KCS common stock valued at the Volume Weighted Price.
      The Consulting Agreement provides for an annual review of whether the Consultant has met its conditions for payment each year. The annual fee will not be paid if the independent members of the directors of KCS (the “Non-Management Directors”) reasonably determine in good faith prior to the applicable payment date that during the preceding one-year period the Consultant or Mr. Serrano failed to meet the requirements of the Consulting Agreement. In the event that the Non-Management Directors determine that the Consultant or Mr. Serrano has failed, they must give written notice setting forth in reasonable detail the actions which the Non-Management Directors believe give rise to such failure. The Consultant would then have a period of 10 business days in which to cure the stated failure.

Marketing Arrangements
      In connection with the Acquisition, the parties and their affiliates entered into three marketing arrangements in connection with the Acquisition, as more fully described below.
      Kansas City Southern Railway Company entered into a Marketing and Services Agreement with TFM, TMM Logistics and its subsidiaries and affiliates with an initial term extending through April 1, 2010, which term will automatically renew for additional periods of one year unless any party gives written notice of its intent to terminate at least 60 days prior to the expiration of the initial term or any extension term. Under the terms of the Marketing and Services Agreement, TMM Logistics and its subsidiaries and affiliates enjoy (i) “most favored nations” treatment on services provided by KCS and its subsidiaries, including TFM, subject to the right of KCS to refuse to comply with such obligation on three occasions without penalty if KCS deems such non-compliance to be economically beneficial to it, (ii) an exclusive right to provide RoadRailertm freight transport services over TFM’s rail system within Mexico, (iii) a right to provide certain logistics services if TFM determines to outsource work at any of its intermodal terminals, provided that certain conditions are met, and (iv) a right to bid for all other transportation related services outsourced by TFM. The Marketing and Services Agreement also contains customary indemnification obligations among the parties against certain losses caused by breaches thereunder.
      In addition, TFM entered into two Rail and Transportation Agreements with TMM Logistics with initial terms extending through April 1, 2008, which terms will automatically renew for an additional period of two years unless either party gives written notice of its intent to terminate at least 90 days prior to the expiration of the initial term. Under the first such agreement, the container agreement, among other obligations, TFM is required to provide to TMM Logistics, when and as directed by TMM Logistics, (i) safe and expeditious loading and unloading of containers and trailers from rail cars at specified terminals, (ii) timely and accurate notification of arrival and availability of shipments at specified intermodal terminals and of interchange to connecting carriers, (iii) timely and accurate notification of the in-gate and out-gate times for each shipment, along with the physical condition of trailers, containers and equipment at the time of interchange and (iv) certain other transportation-related services. In return, among other obligations, TMM Logistics must provide TFM with (i) prompt payment for the services set forth above at prescribed rates, (ii) accurate, complete and timely shipping information regarding loaded or empty containers and trailers delivered to TFM for transport and (iii) volume projections every six months setting forth the number of trailers and containers to be delivered to TFM for transport per month during the succeeding six-month period.
      Under the second such Rail and Transportation Agreement between TFM and TMM Logistics, the RoadRailerstm agreement, TFM is required to provide to TMM Logistics, when and as directed by TMM Logistics, (i) safe and expeditious assembly and disassembly of RoadRailertm units at specified terminals, (ii) equipment receipt and interchange inspection reports evidencing the condition of equipment at the time of performance under the agreement, (iii) timely and accurate notification of arrival and availability of shipments at intermodal terminals and of interchange to connecting carriers, (iv) timely and accurate notification of the in-gate and out-gate times for each shipment, along with the physical condition of such shipment at the time of interchange and (v) certain other transportation-related services. In return, among other obligations, TMM Logistics must provide (i) prompt payment for the services set forth above at prescribed rates, (ii) accurate, complete and timely shipping information regarding RoadRailertm units delivered to TFM for transport and (iii) volume projections every six months setting forth the number of RoadRailerstm to be delivered to TFM for transport per month during the succeeding six-month period.
      For further information regarding the transaction documents please refer to our Information Statement filed with the SEC on December 23, 2004.
Sale of The Tex-Mex Railway
      On August 16, 2004, we and KCS announced and closed a transaction pursuant to an agreement under which TFM sold shares representing a 51% ownership of Mexrail, Inc. (“Mexrail”) to KCS for approximately $32.7 million.

      Mexrail wholly owns The Texas-Mexican Railway Company (the “Tex-Mex Railway”), a U.S. based short-line railroad that connects The Kansas City Southern Railway Company (“KCSR”) with TFM, Mexico’s largest railroad by volume. The Mexrail shares were placed in a voting trust pending regulatory approval by the STB of KCS’s common control of the Tex-Mex Railway, KCSR, and the Gateway Eastern Railway Company.
      Under the agreement, KCS agreed to purchase the remaining 49% of Mexrail, and maintains an absolute obligation to purchase those shares on or before October 31, 2005. KCS further agreed to comply with all prior STB rulings concerning the international bridge between Laredo and Nuevo Laredo (the “Bridge”), and to operate the Bridge under the terms of the applicable bridge agreements and protocols.
      KCS’s acquisition of control of the Tex-Mex Railway was subject to the approval of the STB. KCS had previously submitted an application to control the Tex-Mex Railway in a prior similar transaction in which KCS purchased a 51% stake in Mexrail pursuant to the terms of an April 2003 agreement, but that proceeding was suspended by the STB on October 8, 2003, upon TFM’s repurchase of the Mexrail shares from KCS under the terms of such agreement. Following the execution of the new agreement on August 16, 2004, KCS notified the STB of the new agreement and requested that the STB reinstate the procedural schedule and move forward with its consideration of KCS’s application to control Tex-Mex. On November 28, 2004, the STB approved KCS’s application for authority to control the Tex-Mex Railway and the U.S. portion of the International Rail Bridge at Laredo, Texas. This action allowed the controlling shares of Mexrail to be released to KCS. This decision became effective on December 29, 2004, at which time KCS dissolved the voting trust and obtained control of Mexrail and its assets, including Tex-Mex.
TFM VAT Award
      On September 25, 2002, the Mexican Magistrates Court of the First District (the “Federal Court”) issued a judgment in favor of TFM on a value added tax (VAT) claim, which had been pending in the Mexican courts since 1997. The claim arose out of the Mexican Treasury’s delivery of a VAT refund certificate to a Mexican governmental agency rather than to TFM. By a unanimous decision, the Federal Court vacated a prior judgment of the Mexican Federal Tribunal of Fiscal and Administrative Justice (the “Fiscal Court”) and remanded the case to the Fiscal Court with specific instructions to enter a new decision consistent with the guidance provided by the Federal Court’s ruling. The Federal Court’s ruling requires the fiscal authorities to issue the VAT refund certificate only in the name of TFM. On December 6, 2002, the upper chamber of the Fiscal Court again ruled against TFM. On January 8, 2003, TFM was officially notified of the new judgment of the Fiscal Court and on January 29, 2003, filed the appropriate appeal. On June 11, 2003, the Federal Court issued a judgment in favor of TFM against the ruling of the Fiscal Court. On July 9, 2003, TFM was formally notified by a three-judge panel of the Federal Court of its June 11, 2003 judgment, which granted TFM constitutional protection (“amparo”) against the ruling of the Fiscal Court issued on December 6, 2002, which had denied TFM the right to receive the VAT refund certificate. The Federal Court found that the VAT refund certificate had not been delivered to TFM, and confirmed the Fiscal Court’s determination that TFM has the right to receive the VAT refund certificate. The Federal Court’s ruling stated that the Treasury’s decision denying delivery of the VAT refund certificate to TFM violated the law, and it instructed that the VAT refund certificate be issued to TFM on the terms established by Article 22 of the Federal Fiscal Code in effect at that time. As a result of this ruling, the case was remanded to the Fiscal Court.
      In a public session held on August 13, 2003, the Fiscal Court issued a resolution regarding TFM’s VAT lawsuit vacating its previous resolution of December 6, 2002, and in strict compliance with the ruling issued on June 11, 2003, by the Federal Court, resolved that TFM has proved its case, and that a “ficta denial” occurred, declaring such denial null and void as ordered by the Federal Court. On August 25, 2003, TFM was formally notified by the Fiscal Court of its resolution regarding TFM’s VAT lawsuit. The resolution was the result of the unanimous vote of the nine magistrates present at the public session. The Fiscal Court ordered the issuance of the VAT Certificate to TFM under the terms established by Article 22 of the Mexican Fiscal Code in effect in 1997.

      On October 3, 2003, the Mexican Tax Attorney of the Federal Government (Procuradria Fiscal de la Federacion) filed for a review of the Fiscal Court’s ruling issued on August 13, 2003. On November 5, 2003, the Federal Court found no merit to the requested review and as a result, the August 13, 2003 Fiscal Court’s ruling remained in place.
      On January 19, 2004, the Mexican Treasury delivered to TFM, pursuant to the August 13, 2003 Fiscal Court ruling, a Special VAT Certificate representing the historical claim amount of 2,111,111,790 pesos, or approximately $195 million as of that date, but excluding additional amounts TFM seeks due to the effect of inflation and interest accrued on the original claim amount. On January 20, 2004, the Mexican Fiscal Administration Service (“Servicio de Administracion Tributaria” or “SAT”) issued a decree prohibiting TFM from making use of the Special VAT Certificate, stating that the documents that support the acquisition of assets according to the privatization, do not comply with applicable tax requirements. TFM subsequently presented a complaint before the upper chamber of the Fiscal Court.
      On November 29, 2004, we announced that we had knowledge that the Mexican Magistrates Court of the First Circuit stated that it had found merit to the claim made by our subsidiary TFM regarding the form in which the Federal Treasury had issued the Special VAT Certificate.
      On January 5, 2005, TFM was served with the favorable decision of the Federal Appellate Court, dated November 24, 2004. The decision upholds TFM’s claim that it is entitled to inflation and interest from 1997 on the VAT refund it received from the Mexican Government. The Federal Appellate Court remanded the case to the Fiscal Court with instructions to enter a new order consistent with this decision.
      We and KCS also announced that we, Grupo TFM, and TFM have been served with a commercial lawsuit brought before a Mexican Federal Court by the Mexican Government. The Court refused to accept several claims asserted by the Mexican Government in the lawsuit. The Mexican Government has appealed that decision. The Court accepted for consideration the Mexican Government’s request to determine whether the defendants have complied with all of the legal obligations they assumed during the process of the privatization of Ferrocarril del Noreste, S.A. de C.V. (the predecessor to TFM). We and KCS believe that this issue is without merit and that we have fully satisfied our legal obligations related to the privatization of TFM.
      On January 26, 2005, the Mexican Fiscal Court issued a favorable bench decision upholding TFM’s claim for inflation and interest from the 1997 VAT refund it received from the Mexican Government.
      On February 18, 2005, TFM was served with the favorable written decision of the Fiscal Court carrying out the mandate of the Federal Apellate Court dated November 24, 2004, which recognized TFM’s legal right to receive not only the original amount of the VAT refund due from the Mexican Government, but also for inflation and interest on that amount from 1997.
      In its decision, the Fiscal Court ordered the federal tax authorities in compliance with the Federal Court’s resolutions given on June 11, 2003 and November 24, 2004, to make the VAT refund to TFM through a single certificate issued in TFM’s name, and to refund through that certificate the original amount of the VAT refund due, increased for inflation and interest from the date the tax authorities should have made the refund in 1997, until the date that the refund certificate is actually delivered to TFM. The Fiscal Court also vacated its prior decisions in this matter.
      On March 16, 2005, TFM was notified by the SAT that it had finished its audit of TFM’s 1997 tax returns. The SAT has not yet assessed any penalties or taxes against TFM as a result of this audit. In the notice, the SAT stated that TFM did not supply documentation complying with the requirements of the Mexican fiscal code and, therefore, it was not entitled in its 1997 tax returns to depreciate and deduct the concession title, the railway equipment and other assets that were assets of TFM at the time that it was privatized in 1997. TMM and KCS believe that this determination is without merit, and that it is based on the SAT seeking documents that the Mexican Government itself failed to produce and provide to TFM.

      As part of the conclusion of the audit, the SAT confirmed its provisional attachment of the original VAT refund certificate, which had been delivered to TFM on January 19, 2004. We and KCS believe that the audit findings by the SAT and the continued attachment of the original value added tax certificate lack merit.
      Pursuant to the terms of the AAA, KCS enjoys the right to control the settlement of the VAT Claim and the negotiations related to the Put. No later than 180 days after the successful resolution of the current proceedings related to the Put and the VAT claim with the Mexican Government, KCS will pay to TMM, subject to certain possible reductions specified above, the VAT Contingency payment of $110 million as follows: (i) $35.0 million in cash, (ii) $35.0 million in shares of KCS Common Stock, and (iii) $40.0 million that will be deposited into an escrow account as collateral for certain tax indemnities. The shares of Common Stock will be valued at the VWAP of the Common Stock for the 20 trading days immediately preceding the VAT/ Put Settlement Date.
      Notwithstanding the ongoing litigation, we and KCS will continue discussions with the Mexican Government aimed at resolving the outstanding disputes between the parties over the value added tax refund and the obligation to purchase the remaining shares of TFM in accordance with the law and the applicable agreements.

The Mexican Government Put
      When the Mexican Government opened the Mexican railroad system to private investment, it retained a 20% equity interest in TFM pursuant to certain agreements (the “Put Agreements”). The intention was to sell these TFM shares through a public offering, at such time as the Mexican Government considered it appropriate and with approval of the Mexican Securities and Exchange Authority (the “Comision Nacional Bancaria y de Valores” or the “CNBV”), with the objective of strengthening the market for public investments in Mexico and encouraging additional investors to invest in the capital stock of TFM. Additionally, TFM’s bid contained the following condition: “The franchise purchasers will be obligated to acquire the equity portion that cannot be placed in the Mexican Securities Market (“Bolsa Mexicana de Valores” or “BMV”), at the initial offering price plus respective interest.”
      We believe that under the Put Agreements, the Mexican Government agreed to comply with the following process in order to sell the equity interest that the Mexican Government retains in TFM: (1) register the TFM shares with the BMV; (2) receive the approval of the CNBV to exercise the put; (3) request that TFM provide all information necessary to place the Mexican Government’s equity stake in the equity markets; and (4) place the number of TFM shares it is able to in the equity markets once all necessary approvals are granted. When the above steps are completed, the Mexican Government is to notify Grupo TFM of the number of TFM shares that could not be placed in the equity markets and is to request that Grupo TFM acquire those shares at the minimum stipulated price.
      We do not believe that any of the steps described above have been carried out. Furthermore, we do not believe that the real value of the shares of TFM owned by the Mexican Government can be determined at this time because TFM has not received the VAT refund as ordered by the Mexican Fiscal Court on August 13, 2003. Notwithstanding the foregoing, the price of the Mexican Government’s interest, as indexed for Mexican inflation, as of December 31, 2003 was approximately 1,570.3 million UDIs (representing approximately ps. 5,550 million, or $497.8 million with an estimated fair market value of $349.4 million). Pursuant to the AAA, KCS assumed the obligations of Grupo TMM under the Mexican Government Put, as explained below.
      Nevertheless, and notwithstanding the judicial proceeding initiated by Grupo TFM, on October 31, 2003, the Ministry of Transportation requested that Grupo TFM confirm whether it intends to purchase the TFM shares subject to the Put rights of the Mexican Government. Grupo TFM responded that the purchase of the Mexican Government’s shares of TFM was the subject of an ongoing judicial proceeding that had yet to be resolved. On November 3, 2003, the Ministry of Transportation stated in a communication to Grupo TFM that it had complied with the requirements for the exercise of its Put rights as set out in the Put Agreements and that all procedures required to execute the sale of the Mexican Government’s TFM shares would be made through the Mexican Treasury. Grupo TFM requested that a federal court review the Ministry of Transportation’s communications with respect to the Mexican Government’s Put rights.

      On December 16, 2003, the Fourth Administrative District Court issued an injunction ordering Grupo TFM, the Ministry of Transportation and the Treasury to maintain the status quo pending judicial resolution of the dispute. In order for the injunction to be effective, the Fourth Administrative District Court required that Grupo TFM post a bond for the equivalent of six months of interest on the exercise price of the Mexican Government’s Put to be calculated at an interest rate of 6% per annum (approximately 160,161,000 pesos or approximately $14.3 million at December 31, 2003). However, as no further action has been taken by the Mexican Government to enforce its rights in connection with the Put, Grupo TFM’s obligation to post such a bond is considered discretionary under Mexican law. Consequently, Grupo TFM has elected, for the time being, not to post the bond so as not to incur unnecessary expense. Grupo TFM has the right to post the bond at any time while the “amparo” proceeding is pending. Additionally, Grupo TFM requested and received from a federal judge an injunction, which blocked the Mexican Government from exercising its Put option. The ability of the Mexican Government to exercise its Put has been suspended until the Put lawsuit is resolved.
      Pursuant to the AAA and following the closing of the sale of Grupo TFM, which took place on April 1, 2005, KCS assumed the Mexican Government Put obligation. We and KCS have jointly prepared a proposal for settlement of the pending VAT Claim and the Put and have submitted the proposal to the Mexican Government for review. The proposal contemplates, in general terms, that Grupo TFM will acquire the shares of TFM subject to the Put on a basis that effectively offsets the VAT Claim for the Put obligations, which could result in the surrender of certain net operating losses of TFM. KCS enjos the right to control the settlement of the VAT Claim and the negotiations related to the Put. Not later than 180 days after the VAT/ Put Settlement Date, KCS will pay to TMM the VAT Contingency Payment of $110 million, subject to certain possible reductions specified above.
Regulatory Framework
      Certain countries have laws which restrict the carriage of cargos depending upon the nationality of a vessel or its crew or the origin or destination of the vessel, as well as other considerations relating to particular national interests. According to Mexican law, cabotage (intra-Mexican movement) must be conducted by ships carrying the Mexican flag. We are currently in compliance with all such restrictions imposed by the jurisdictions in which we operate. However, we cannot predict the cost of compliance if our business is expanded into other jurisdictions which have enacted similar regulations.
      We are also subject to the laws of various jurisdictions and international conferences with respect to the discharge of materials into the environment. See “— Environmental Regulation” and “— Insurance”.
      Truck transportation within Mexico is reserved for Mexican nationals or entities that include in their constituent documents or Bylaws the “foreigners exclusion clause” (cláusula de exclusión de extranjeros), or a clause allowing other foreign investment through “neutral investment vehicles or securities”. Truck transportation is regulated by the Ley de Caminos, Puentes y Autotransporte Federal and the Ley de Vias Generales de Comunicacion.
      Our port operations are subject to the Ley de Puertos. Port operations require a concession title granted by the Mexican Government to special companies incorporated under the Ley de Puertos, which companies may partially assign their concession title to third parties for the use and exploitation of assets owned by the Mexican Government in the different port facilities. Various port services require a special permit granted by the Ministry of Communications and Transportation of Mexico. Concession titles may be revoked under certain circumstances set forth by applicable law. Partial assignments of concession titles may be rescinded under certain circumstances established in the corresponding assignment agreements. Foreign investment in special companies incorporated under the Ley de Puertos (such as API Acapulco) may not exceed 49%, except through vehicles or securities deemed by applicable Mexican law as “neutral investments”.
Sales and Marketing
      The success of our business depends on our marketing network. Our marketing network consists of affiliated offices, agencies at Mexican ports and a sales force based throughout Mexico and the United States to sell our logistics and specialized maritime services. Our marketing and sales efforts are designed to grow and expand our current customer base by initiating long-term contracts. Emphasis is being placed on attracting new business in the United States, Canada and Mexico. We believe these efforts will benefit to a great extent from NAFTA. We will continue to use railroad services now that the TFM sale has been completed through a contract with KCS which allows us to make use of preferential rights under “most favored nation provisions”. TFM rail lines connect with the extensive route structures of the Texas Mexican Railway Company (“Tex-Mex”), Kansas City Southern Railway (“KCSR”), the Union Pacific Railroad (“UP”), Burlington Northern Santa Fe (“BNSF”) and other major U.S. and Canadian rail carriers.
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
      In 2003, we developed and completed the first phase of a systems platform that integrates logistics services based on Internet technology, which services dedicated logistics contracts, yard management, and TFM terminal facilities. In 2004 we started using this new systems platform with Ford Motor Company for the distribution of automobiles in Mexico. See “— Business Overview — Logistics Operations”. The second phase of this project consists of the replacement of our legacy operations with the new systems platform, which will allow our customers to access information regarding the location and status of their cargo via touch-tone telephone, personal computer or computer-facsimile link. We expect to complete the second phase of this project during 2005.
Competition

Specialized Maritime Operations
      The Company’s primary competitors in the Offshore Vessel business are Oceanografía, S.A. de C.V. (partner of Otto Candies LLC in Mexico) and Nautica Saltamar, S.A. de C.V. (Mexican front company in Mexico of Tidewater, Inc., the world’s largest offshore vessel operator). Tidewater, Inc. has a substantially greater percentage of domestic and foreign offshore marine market share compared to the Company and its other competitors. Other important offshore vessel operators in México include Consultoría y Servicios Petroleros S.A. de C.V., Naviera Integral S.A. de C.V., Naviera Tamaulipas S.A. de C.V., Seamar Mexico S. de R.L. de C.V., Eddison Chuest Mexico S. de R.L. de C.V., Cotemar S.A. de C.V., Perforadora Central, S.A. de C.V. and Hornebeck Offshore Services, Inc.
      The Company’s primary competitor in the Parcel Tanker business is Stolt-Nielsen Transportation Group Ltd. Some other competitors in this business include Odfjell Seachem and Empresa Marítima del Sureste, S.A. de C.V.
      The Company’s primary competitors in the Tugboat business are Saam Remolques, S.A. and Boluda Internacional, S.A.
      The Company’s primary competitors in the Product Tanker business are Arrendadora Ocean Mexicana, S.A. de C.V. and Naviera del Sureste, S.A. de C.V.
      The Company believes the most important competitive factors concerning the Specialized Maritime Operations segment are pricing and the availability of equipment to fit customer requirements, including the ability to provide and maintain logistical support given the complexity of a project and the cost of transferring equipment from one market to another. The Company believes it can capitalize on opportunities as they develop for purchasing, mobilizing, or upgrading vessels to meet changing market conditions.

Logistics Operations
      In its 3 PL business (Third Party Logistics), the Company faces competition primarily from Car Logistics S.A. de C.V. and Axis Logistics S.A. de C.V.
      In its Maintenance and Repair business, the Company faces competition primarily from Container Care International Inc., Reparación Internacional de Contenedores, S.A. de C.V. and Maersk Sealand Inc.
      The Company’s key competitors in its Trucking business are Transportistas Unidos Mexicanos División Norte, S.A. de C.V., Transportes Easo, S.A. de C.V., Transportes Castores de Baja California, S.A. de C.V. and Transportes de Carga Tres Guerras, S.A. de C.V.
      The Company believes the most important competitive factors in the Logistics Operations segment are price, customer service, reputation, experience, and operating capabilities.
Environmental Regulation
      Our operations are subject to Mexican federal and state laws and regulations relating to the protection of the environment, as well as technical environmental requirements issued by Semarnat. Semarnat and other authorized ministries have promulgated standards, for, among other things, water discharge, water supply, emissions, noise pollution, hazardous substances, transportation and solid waste generation. The terms of the port concessions also impose on us certain environmental law compliance obligations. See “— Insurance”.
      Under OPA 90, owners and operators of ships could be exposed to substantial liability, and in some cases, unlimited liability for removal costs and damages resulting from the discharge of oil, petroleum or related substances into United States waters by their vessels. In some jurisdictions, including the United States, claims for removal costs and damages would enable claimants to immediately seize the ships of the owning and operating company and sell them in satisfaction of a final judgment. The existence of statutes enacted by individual states of the United States on the same subject, but requiring different measures of compliance and liability, creates the potential for similar claims being brought under state law. In addition, several international conventions that impose liability for the discharge of pollutants have been adopted by other countries. We time-charter product tankers to PEMEX, which PEMEX uses to transport refined petroleum products domestically. Pursuant to these time-charters, PEMEX has the right to transport crude oil and operate internationally. We also operate parcel tankers in the international market. See Item 4. “Information on the Company — Specialized Maritime Services”. If a spill were to occur in the course of the operation of one of our vessels carrying petroleum products, and such spill affected the United States or another country that had enacted legislation similar to OPA 90, we could be exposed to substantial or unlimited liability. Additionally, our vessels carry bunkers (ship fuel) and certain goods that, if spilled, under certain conditions, could cause pollution and result in substantial claims against us, including claims under OPA 90 and other United States federal, state and local laws. The regulations issued under the Ecological Law and technical environmental requirements issued by the Semarnat have promulgated standards for, among other things, water discharge, water supply, emissions, noise pollution, hazardous substances and transportation and handling of hazardous and solid waste. Accordingly, we face significant potential environmental liability that may result in substantial claims against us and could have material adverse effect on financial conditions and results of operations.
      Noncompliance with applicable environmental laws and regulations may result in the imposition of considerable fines, temporary or permanent shutdown of operations or other injunctive relief, or criminal prosecution. We believe that all of our facilities and operations are in substantial compliance with applicable environmental regulations. There are currently no material legal or administrative proceedings pending against us with respect to any environmental matters, and we do not believe that continued compliance with environmental laws will have a material adverse effect on our financial condition or results of operations.

However, we cannot predict the effect, if any, that the adoption of additional or more stringent environmental laws and regulations would have on the operations of companies that are engaged in the type of business in which we are engaged, or specifically, on our results of operations, cash flows or financial condition.
      In addition, our seagoing transport of petroleum and petroleum products subjects us to additional regulations and exposes us to liability specific to this activity. Laws and international covenants adopted by several countries in the wake of the “Exxon Valdez” accident, most notably OPA 90, could result in substantial or even unlimited liability for us in the event of a spill. Moreover, these laws subject tanker owners to additional regulatory and insurance requirements. We believe that we are in compliance with all material requirements of these regulations.
      We could have liability with respect to contamination at our former U.S. facilities or third-party facilities in the U.S. where we have sent hazardous substances under the U.S. Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA” or “Superfund”) and similar state laws (known as Superfund laws). These laws impose liability for the cost of remedial or removal actions, natural resources damages and related costs at certain sites identified as posing a threat to the environment or public health. Under CERCLA, liability may be imposed, on a joint and several basis without regard to fault or the legality of the activity, on certain classes of persons, including the current and certain prior owners or operators of and persons that arranged for the disposal or treatment of hazardous substances at sites where a release of hazardous substances has or could occur to the environment. In addition, other potentially responsible parties, adjacent landowners or other third parties may initiate cost recovery actions or toxic tort litigation against the owners or operators of contaminated sites under CERCLA or similar U.S. state laws.
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
      Members of the Serrano Segovia family hold, directly and indirectly, 45.6% of our Series A Shares. We hold a majority of the voting stock in each of our subsidiaries. The most significant subsidiaries, as of July 31, 2005, include:

	Country of	First Year		Ownership	Voting
Name	Incorporation	of Operation		Interest	Interest

TMM Multimodal S.A. de C.V.*	México	1986	(1)	96.6%	100%
Administración Porturaria Integral de Acapulco S.A. de C.V.*	México	1994		51%	51%
Marítima Mexicana, S.A. de C.V.*	México	1961		60%	60%
Servicios Mexicanos en Remolcadores, S.A. de C.V. (Tugboats)*	México	1996		60%	60%
Lacto Comercial Organizada, S.A. de C.V. (Trucking)	México	1961		100%	100%
Autotransportación y Distribución Logística, S.A. de C.V.*	México	1998		51%	51%
Naviera del Pacífico, S.A. de C.V. (Parcel tankers)	México	1962		100%	100%
Terminal Marítima de Tuxpan, S.A. de C.V. (Ports)	México	1996		100%	100%
TMM Logistics, S.A. de C.V. (Logistics)	México	2000		100%	100%
Seglo, S.A. de C.V. (Logistics)*	Mexico	1997		39%	39%

*	Less than wholly-owned by the Company.

(1)	See Item 5. “Operating and Financial Review and Prospects — Results of Operations — Other Arrangements — The GM Put Option”.
Reclassification of Series A and Series L Shares
      On September 13, 2002, we completed a reclassification of our Series L Shares of stock as Series A Shares. The reclassification combined our two classes of stock into a single class by converting each share of our Series L Shares into one share of our Series A Shares. The reclassification also eliminated the variable portion of our capital stock and we became a fixed capital corporation (sociedad anonima). Following the reclassification, we had 56,963,137 Series A Shares outstanding. As a result of the elimination of the variable portion of our capital stock, our registered name changed from Grupo TMM, S.A. de C.V. to Grupo TMM, S.A.

D.	Property, Plant and Equipment
      Our principal executive offices are in Mexico City, and are currently under lease through June 2005. Our business activities and the business activities of our subsidiaries in the logistics and transportation fields are conducted with both leased and owned equipment, and, in certain instances, through concessions granted to us by the Mexican Government. We were granted the right to operate certain facilities, including certain cruise ship terminals and ports, as part of franchises awarded through the Mexican Government’s privatization activity. We operate facilities, either through leases or with direct ownership interests, in Acapulco, Aguascalientes, Altamira, Campeche, Coatzacoalcos, Cuernavaca, Guadalajara, Hermosillo, Mexico City, Monterrey, Nuevo Laredo, Puebla, Queretaro, Ramos Arizpe, San Luis Potosi, Silao, Toluca and Tuxpan. See Item 4. “Information on the Company — Business Overview”, and Notes 7 and 8 to our Financial Statements.

Concession Rights and Related Assets

	Years Ended
	December 31,		Estimated
			Useful Life
	2004	2003	(Years)

API Acapulco	$6,783	$6,783	25
Tugboats in the port of Manzanillo	2,170	2,170	10

	8,953	8,953
Accumulated amortization	(4,024)	(3,536)

Concession rights and related assets — net	$4,929	$5,417

      Property, Plant and Equipment are summarized below:

	Years Ended
	December 31,		Estimated
			Useful Lives
	2004	2003	(Years)

Vessels	$14,356	$15,700	25
Dry-docks (major vessel repairs)	2,148	1,214	5
Buildings and installations	11,660	12,641	20 and 25
Warehousing equipment	100	108	10
Computer equipment	465	460	3 and 4
Terminal equipment	1,901	2,251	10
Ground transportation equipment	9,837	11,597	4, 5 and 10
Other equipment	4,101	2,465	5

	44,568	46,436

Land	14,268	14,228
Construction in progress	21,500	14,438

Total Property, Plant and Equipment — net	$80,336	$75,102

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Executive Overview
      We generate our revenues and cash flows by providing our customers with value-added multimodal transportation and logistics services, such as dedicated truck transportation, warehousing, storage management, ports and terminals operations, cargo handling and logistics support “door-to-door.” Our commercial and strategic alliances allow us to market a full range of services in the context of a total supply chain distribution process. Through such alliances, we have been able to benefit not only from synergies, but also from the operational expertise of our alliance partners, enhancing our own competitiveness.
      Our operating results are generally affected by a variety of factors, including fluctuation in exchange rates, operating performance of our business units, changes in applicable regulations and fluctuation in oil prices. The effect of changes in these factors impact our revenues and operating results.
      Over the last few years, we have been making significant changes to our business, including:

•	Reducing our corporate overhead: Since late 2002, we have been attempting to reduce significantly our operating costs. In 2003, we reduced corporate staff headcount from 222 to 97 full-time equivalent positions through the elimination of redundant functions and through the transfer of certain employees to other business areas within the Company. If necessary we will consider implementing further reductions in the future.

•	Introducing cost-saving technology: In 2003, we developed and completed the first phase of an information systems platform that integrates logistics services using Internet technology, thereby increasing the efficiency of our logistics operations. The information systems platform supports dedicated logistics contracts and yard management. The second phase of this project, which is to be completed during 2005, will allow our customers to access information regarding the location and status of their cargo via touch-tone telephone or computer.

•	Selling our port businesses: On May 13, 2003, we sold our 51% interest in TMMPyT, included in our Ports and Terminals segment (which included our ports operations at Cozumel, Manzanillo, Veracruz and Progreso), for approximately $114 million in cash, subject to certain post-closing adjustments. Net proceeds from this sale were used to repay amounts under our securitization facility and other short-term debt.

•	Extending the maturity of our debt: On August 11, 2004, we completed our debt restructuring and exchanged 2007 Notes for substantially the full principal amount of our outstanding Old Senior Notes.

•	Selling our interest in Grupo TFM to KCS: On April 1, 2005, we completed the sale of our interest in Grupo TFM to KCS. As consideration for this sale we received $200 million in cash, $47 million in a 2-year 5% promissory note and 18 million shares of KCS. An additional $110 million in cash and stock, less certain possible adjustments, will be paid to us by KCS upon completion of a settlement involving the VAT and Put lawsuits. Net proceeds received from this sale were used to repay remaining outstanding amounts under our securitization facility (as defined below) GM Put Option (as later defined) obligation and to repay a portion of the amounts outstanding under our 2007 Notes.
Information on Cash Flows
      Summary cash flow data follows for the years ended December 31, 2004, 2003 and 2002:
      Cash flows provided by (used for):

	Years Ended December 31,

	2004	2003	2002

	($ in thousands)
Operating activities	$(1,813)	$(38,692)	$(19,589)
Investing activities	(13,904)	126,825	2,428
Financing activities	(3,108)	(50,285)	15,637

Net (decrease) increase in cash and cash equivalents	(18,825)	37,848	(1,524)
Cash and cash equivalents at beginning of year	65,164	27,316	28,840

Cash and cash equivalents at end of year	$46,339	$65,164	$27,316

      At the year ended December 31, 2004, the Company’s consolidated cash position decreased by $18.8 million from the year ended December 31, 2003. This decrease was mainly attributable to $15.3 million used in the acquisition of assets, $1.8 million used to pay down debt and $1.3 million in payments made under our securitization facility.
      The Company’s consolidated cash position increased by $37.8 million at the year ended December 31, 2003 from the year ended December 31, 2002. This increase was mainly attributable to $128.7 million from the sale of shares of subsidiaries and $7.6 million from the sale of fixed assets, offset by $18.6 million used to pay debt, $10.4 million from the sale of receivables, $13.3 million to pay our convertible notes, $8.0 million in dividends paid to minority stockholders, $9.4 million in the acquisition of assets and $38.7 million in operating activities.
      At the year ended December 31, 2002, the Company’s consolidated cash position decreased by $1.5 million from the year ended December 31, 2001. This decrease was mainly due to $57.8 million used to pay down debt, $1.6 million in dividend payments to minority stockholders, $16.1 million in the acquisition of fixed assets and shares of subsidiaries and $19.6 million in cash used in operating activities, offset by

$14.9 million received from the sale of shares of subsidiaries, $3.6 million from the sale of fixed assets, $13.3 million of net proceeds received from the issuance of convertible notes, and $61.7 million received from the sale of account receivables, net.
      A majority of the Company’s revenues and expenses are denominated in U.S. dollars, therefore we occasionally use currency derivatives to manage the alternating levels of exposure we have in foreign currencies. These derivatives allow the Company to offset an increase in operating and/or administrative expenses arising from foreign currency appreciation or depreciation against the U.S. dollar, as well as changes in the level of inflation in Mexico, which has a substantial impact on its Mexican peso-denominated expenses.
      We hold an inventory of goods, and specifically diesel, which could be subject to price changes in the commodities markets. Although we purchase our diesel and ship bunker fuel on a spot basis inside of Mexico, these purchases are exposed to changes in international energy commodity prices. We enter from time to time into diesel fuel and other energy commodity derivatives to manage these changes. As of December 31, 2004 we did not have any outstanding derivatives swap contracts regarding this exposure.
Outlook on Capital Expenditures
      In 2005 we estimate capital expenditures of approximately $89.0 million. We plan to enhance our Logistics Operations as follows: (i) $4.0 million in the acquisition of trucks and (ii) $7.0 million in the acquisition of truck and RoadRailertm boxes. We also plan to expand our Specialized Maritime Operations through the acquisition of two product tankers for an approximate cost of $78.0 million, including related fees and expenses.
Operating Results
      The following discussion should be read in conjunction with, and is qualified in its entirety by reference to, our Financial Statements and the notes thereto appearing elsewhere in this Annual Report. Our Financial Statements have been prepared in accordance with IFRS, which differ in certain respects from U.S. GAAP. Note 26 to the annual audited Financial Statements provides a description of the principal differences between IFRS and U.S. GAAP as they relate to us, and a reconciliation to U.S. GAAP of net income (loss) and total stockholders’ equity.
RESULTS OF OPERATIONS
Discontinued Operations
      On May 13, 2003, we completed the sale of our 51% interest in TMM Puertos y Terminales (“TMMPyT”) to an affiliate of our former partner in this business segment, SSA. Included in the sale were the operations at the ports of Manzanillo, Cozumel, Veracruz and Progreso. We presently operate two Mexican port facilities, Tuxpan and Acapulco.
      On April 1, 2005, we finalized the sale of our interest in Grupo TFM to KCS, which comprised the remaining portion of our railroad operations. As consideration for the sale of our interest in Grupo TFM to KCS, Grupo TMM received $200 million in cash, $47 million in a 5% promissory note that will be paid to Grupo TMM in June 2007, 18 million shares of KCS common stock valued, as of April 1, 2005, at approximately $355 million, and an additional $110 million in cash and stock that will be paid to us by KCS upon completion of a settlement involving the VAT and Put lawsuits. See Item 4. “Information on the Company — B. Business Overview — Disposition of Grupo TMM’s interest in Grupo TFM to KCS” and “B. Business Overview — Ports and Terminals Operations” for further details and Note 2 to our Financial Statements.
      Our consolidated Financial Statements have been reclassified to reflect our railroad and ports and terminals operations as discontinued operations. Ports and Terminals discontinued operations include operations at the ports of Manzanillo, Cozumel, Veracruz and Progreso until May 13, 2003. Grupo TFM’s results of operations had previously been reported as the Railroad operations segment, which included TFM and The Tex-Mex Railway.

      The summary of operating results from discontinued operations is as follows:
     Income Statement

	Years Ended December 31,

	2004(1)	2003(2)	2002(2)

	($ in thousands)
Transportation revenues	$679,328	$711,146	$772,067
Income on transportation	125,870	142,114	187,410

(1)	Reflects Railroad operations as discontinued operations.

(2)	Reflects: (i) Railroad operations as discontinued operations and (ii) Ports and Terminals operations (through May 13, 2003) as discontinued operations.
     Transportation Revenues

	Years Ended December 31,

	2004(1)	2003(2)	2002(2)

	($ in thousands)
Railroad Operations	$699,223	$698,528	$712,327
Ports and Terminals Operations	—	30,718	90,946
Intercompany Revenues	(19,895)	(18,100)	(31,206)

Total	$679,328	$711,146	$772,067

(1)	Reflects Railroad operations as discontinued operations.

(2)	Reflects: (i) Railroad operations as discontinued operations and (ii) Ports and Terminals operations (through May 13, 2003) as discontinued operations.
      For the year ended December 31, 2004, revenues for railroad operations increased 0.1% to $699.2 million compared to revenues of $698.5 million reported in the year ended December 31, 2003. This increase was mainly due to a 7.4% increase in carloads (excluding the automobile category) offset by a $16.0 million loss of revenue due to the peso devaluation against the dollar.
      For the year ended December 31, 2003, revenues for railroad operations decreased 1.9% to $698.5 million compared to revenues of $712.3 million reported in the year ended December 31, 2002. This decrease was mainly attributable to declining automobile-related shipments due to the slowdown in automobile exports, affecting auto and intermodal business categories, and by an average peso devaluation of 11.7% for year 2003.
      Revenues for ports and terminals operations were only accounted through May 13, 2003, which includes operations at the ports of Manzanillo, Cozumel, Veracruz and Progreso.
      For the year ended December 31, 2003, revenues for ports and terminals operations decreased 66.2% to $30.7 million compared to revenues of $90.9 million reported in the year ended December 31, 2002. This decrease was mainly due to a loss of revenue from operations of ports sold in May 2003.

Operating Income

	Years Ended December 31,

	2004(1)	2003(2)	2002(2)

	($ in thousands)
Railroad Operations	$125,870	$132,006	$153,318
Ports and Terminals Operations	—	10,108	34,092

Total	$125,870	$142,114	$187,410

(1)	Reflects Railroad operations as discontinued operations.

(2)	Reflects: (i) Railroad operations as discontinued operations and (ii) Ports and Terminals operations (through May 13, 2003) as discontinued operations.
      For the year ended December 31, 2004, operating income for railroad operations decreased 4.6% to $125.9 million (operating ratio of 82%) compared to an operating income of $132.0 million (operating ratio of 81.1%) reported in the year ended December 31, 2003. This decrease was mainly due to a cost increase of 24.4% in fuel, materials and supplies, as fuel reflected a sustained increase during 2004, partially offset by a 3.6% cost decrease in salaries, wages and employee benefits and a 3.3% cost decrease in purchased services.
      For the year ended December 31, 2003, operating income for railroad operations decreased 13.9% to $132.0 million compared to operating income of $153.3 million (operating ratio of 78.5%) reported in the year ended December 31, 2002. This decrease was mainly due to a cost increase of 22.6% in fuel, materials and supplies partially offset by a cost decrease of 5.0% in purchased services and a cost decrease of 2.1% in salaries, wages and employee benefits.
      Operating income for ports and terminals operations was only accounted for through May 13, 2003, which includes operations at the ports of Manzanillo, Cozumel, Veracruz and Progreso.
      For the year ended December 31, 2003, operating income for ports and terminals operations decreased 70.3% to $10.1 million (operating margin of 32.9%) compared to operating income of $34.1 million (operating margin of 37.5%) reported in the year ended December 31, 2002. This decrease was mainly due to a loss of revenue from operations of ports sold in May 2003.

Fiscal Year ended December 31, 2004 Compared to Fiscal Year ended December 31, 2003
      Revenues from operations for the year ended December 31, 2004 were $251.0 million compared to $226.9 million for the year ended December 31, 2003. Improved revenues were reported at all Grupo TMM divisions.

	Consolidated Transportation Revenues
	($ in millions)
	Years Ended December 31,

					Y2003 vs.
		% of Net		% of Net	Y2004
	2004	Revenues	2003	Revenues	% Change

Ports and Terminals Operations	$26.6	10.6%	$21.5	9.5%	23.7%
Specialized Maritime Operations	127.8	50.9%	116.0	51.1%	10.2%
Logistics Operations	97.6	38.9%	89.5	39.4%	9.1%
Intercompany Revenues(*)	(1.0)	(0.4)%	(0.1)	(0.0)%	900.0%

Total	$251.0	100.0%	$226.9	100.0%	10.6%

(*)	Represents the elimination of intercompany transactions between segments.

Ports and Terminals Operations
      Ports and Terminals operations’ revenues improved 23.7% to $26.6 million in the year ended December 31, 2004 and accounted for 10.6% of net total revenues compared to $21.5 million for 2003. At Acapulco, revenues increased by 23.9% in the cruise ship business as a result of increased ship calls and 45.5% in the car-handling business as export volumes increased by 68% in 2004 compared to 2003. In 2004 we handled automobile exports for Volkswagen, Chrysler and Nissan to South America and Asia. Additionally, Shipping Agencies’ revenues increased 16.0% from 2004 to 2003.

Specialized Maritime Services
      Specialized Maritime services’ revenues increased 10.2% to $127.8 million in 2004 and accounted for 50.9% of net total revenues compared to $116.0 million in 2003. This increase was mainly attributable to increased revenues of 23.6%, 22.9% and 12.9% in services related to supply ships, parcel tankers and product tankers, respectively, compared to 2003. These increases were mainly attributable to contracts renewed at higher rates.

Logistics Operations
      Logistics operations’ revenues increased by 9.1% to $97.6 million in 2004 and accounted for 38.9% of net total revenues compared to $89.5 million in 2003. This increase was mainly due to start-up services related to the movement of Ford Motor Company vehicles in Mexico. In April 2004, Ford Motor Company signed an automotive logistic outsourcing contract with TFM, which in turn subcontracted TMM Logistics to provide logistic operations services at the Ford assembly plant in Cuautitlán, Izcalli through a Vehicle Distribution Center, providing overall logistics solutions for national distribution (through a number of transport providers) of all new vehicles of Ford Motor Company in Mexico.
Income on Transportation
      Under IFRS, income on transportation reflects revenues on transportation minus operating costs and expenses. Reference to operating income in this Annual Report refers to income on transportation; plus/minus the effect of other income (expenses) as presented in the Financial Statements included in this Annual Report.
      Total costs and expenses in the year ended December 31, 2004 increased 6.7% to $247.6 million from $232.0 million in the year ended December 31, 2003. This increase was mainly attributable to an increase of 14.7% in leases and other rents and 6.3% in purchased services, partially offset by a decrease of 8.9% in fuel materials and supplies and a decrease of 17.5% in depreciation and amortization. Operating income increased to $19.6 million in the year ended December 31, 2004 from an operating loss of $63.8 million incurred in the year ended December 31, 2003. The operating loss incurred in 2003 was mainly due to infrequent costs such as restructuring costs, a loss in the sale of shares of subsidiaries and the sale of fixed assets and to other one-time expenses.

	Grupo TMM Operations
	Income on Transportation(1)(2)(3)
	($ in millions)
	Years Ended December 31,

			Y2003 vs.
			Y2004
	2004	2003	% Change

Ports and Terminals Operations	$0.4	$0.4	0.0%
Specialized Maritime Operations	14.7	8.0	83.7%
Logistics Operations	4.3	2.5	72.0%
Shared Corporate Costs	(16.0)	(16.0)	0.0%

Total	$3.4	$(5.1)	166.7%

(1)	Operating results are reported as Income on Transportation in our Financial Statements included elsewhere in this Annual Report.

(2)	Includes estimated allocated administrative costs. For 2004: $3.5 million in Ports and Terminals Operations, $4.5 million in Specialized Maritime Operations, $5.4 million in Logistics Operations and $15.9 million in Shared Corporate Costs. For 2003: $3.1 million in Ports and Terminals Operations, $9.0 million in Specialized Maritime Operations, $4.6 million in Logistics Operations and $16.3 million in Shared Corporate Costs.

(3)	Includes Restructuring Expenses. For 2004 Restructuring Expenses mainly include: $0.2 million in Specialized Maritime Operations and $0.6 million in Shared Corporate Costs. For 2003 Restructuring Expenses mainly include: $1.3 million in Specialized Maritime Operations, $0.1 million in Logistics Operations and $1.8 million in Shared Corporate Costs.

Ports and Terminals Operations
      Ports and Terminals operations’ operating profit for the year ended December 31, 2004 remained unchanged at $0.4 million (including $3.5 million of estimated allocated administrative costs) compared to $0.4 million (including $3.1 million of estimated allocated administrative costs) for the year ended December 31, 2003.

Specialized Maritime Services
      Specialized Maritime services’ operating profit for the year ended December 31, 2004 increased to $14.7 million (including $4.5 million of estimated allocated administrative costs) from $8.0 million (including $9.0 million of estimated allocated administrative costs) for the year ended December 31, 2003. This increase was mainly due to increased gross profit in services related to parcel tankers, product tankers and tugboats, as a result of increased volumes and higher tariffs.

Logistics Operations
      Logistics operations’ operating profit for the year ended December 31, 2004 increased to $4.3 million (including $5.4 million of estimated allocated administrative costs) from $2.5 million (including $4.6 million of estimated allocated administrative costs) for the year ended December 31, 2003. Logistics gross profit increased 36.6% in the year ended December 31, 2004 compared to year ended December 31, 2003, influenced by a significant cost decrease in trucking operations as a result of a larger proportion of owned trucks in lieu of leased equipment.
Financial Income and Expenses, Net

	Financial Income and
	Expenses, Net
	($ in millions)
	Years Ended December 31,

			Y2003 vs.
			Y2004
	2004	2003	% Change

Financial income and expenses, net	$85.3	$56.6	50.7%
      Net financial expense incurred in the year ended December 31, 2004 was $85.3 million compared to net financial expense of $56.6 million in the year ended December 31, 2003. Net financial expense included a net exchange gain of $2.5 million in 2004 and a net exchange loss of $4.0 million in 2003. Financial costs increased mainly due to the recognition of a $13.5 million loss on the GM Put Option in 2004 as opposed to a $6.8 million gain in 2003 and from a $5.7 million increase in the amortization of debt restructuring costs that were capitalized and are being amortized before the maturity date of the 2007 Notes. Additionally, our interest cost increased as a result of the higher interest rate on the 2007 Notes issued on August 11, 2004.
Other Income (Expenses) — Net

	Other Income (Expenses), Net
	($ in millions)
	Years Ended December 31,

			Y2003 vs.
			Y2004
	2004	2003	% Change

Other income (expenses), net	$16.2	$(58.7)	127.6%

      Other income — net of $16.2 million in the year ended December 31, 2004 included mainly a $17.1 million gain in recoverable income taxes partially offset by a $0.7 million reserve for contingencies. Other expense — net of $58.7 million in the year ended December 31, 2003 included mainly a loss of $20.2 million on the sale of fiscal assets, $21.7 million of debt restructuring costs, a $5.9 million net loss in the sale of property and equipment, $6.2 million from the cancellation of fees related to previous tranches of the sale of receivables, partially offset by a $12.9 million gain in recoverable income taxes.
Provision for Income Taxes

	Provision for Income Taxes
	($ in millions)
	Years Ended December 31,

			Y2003 vs.
			Y2004
	2004	2003	% Change

Provision for income taxes	$43.7	$6.1	616.4%
      A tax provision of $43.7 million was reported in the year ended December 31, 2004 compared to a tax provision of $6.1 million reported in the year ended December 31, 2003. This increase was mainly attributable to a $73.1 million allowance for deferred income taxes in certain subsidiaries, offset by the recognition of a $35.5 million benefit in deferred income taxes, which included a $12.6 million loss due to a decrease in the corporate tax rate in 2004 from 33% to 30%.
Minority Interest Expense (Income)

	Minority Interest Expense
	($ in millions)
	Years Ended December 31,

			Y2003 vs.
			Y2004
	2004	2003	% Change

Minority interest expense	$2.7	$2.0	35.0%
      Minority interest increased to $2.7 million in the year ended December 31, 2004 from $2.0 million in the year ended December 31, 2003. This increase resulted from a gain in the supply vessel business that was recognized by our partner (Seacor Marine, Inc.) in this business segment.
Net Loss for the Period

	Net Loss for the Period
	($ in millions)
	Years Ended December 31,

			Y2003 vs.
			Y2004
	2004	2003	% Change

Net loss for the period	$102.5	$86.7	18.2%
      In the year ended December 31, 2004, we incurred a net loss of $102.5 million or a loss of $2.0 dollars per share after discontinued operations, which included a loss of $112.0 million before discontinued operations and $9.5 million of income from railroad discontinued operations. In the year ended December 31, 2003, we reported a net loss of $86.7 million or $2.3 dollars per share after discontinued operations, which included a loss of $128.6 million before discontinued operations and $41.9 million of income from railroad discontinued operations.

Fiscal Year ended December 31, 2003 Compared to Fiscal Year ended December 31, 2002
      Revenues from consolidated operations for the year ended December 31, 2003 decreased 4.1% to $226.9 million compared to $236.5 million for the year ended December 31, 2002. Significant declines in automobile exports and automotive parts imports impacted our overall results, particularly at the Logistics and Ports divisions.

	Consolidated Transportation Revenues
	($ in millions)
	Years Ended December 31,

					Y2002 vs.
		% of Net		% of Net	Y2003
	2003	Revenues	2002	Revenues	% Change

Mexrail Operations(*)	—	—	$13.3	5.6%	(100)%
Ports and Terminals Operations	$21.5	9.5%	21.5	9.1%	0.0%
Specialized Maritime Operations	116.0	51.1%	123.2	52.1%	(5.8)%
Logistics Operations	89.5	39.4%	79.1	33.4%	13.1
Intercompany revenues	(0.1)	(0.0)%	(0.6)	(0.2)%	83.3%

Total	$226.9	100.0%	$236.5	100.0%	(4.1)%

(*)	Mexrail operations consist of The Texas-Mexican Railway Operations. Represents operations from January to March 2002. Grupo TMM sold its controlling interest in Mexrail to TFM in March 2002.

Ports and Terminals Operations
      Ports and Terminals revenues remained constant in the year ended December 31, 2003 at $21.5 million and accounted for 9.3% of net consolidated revenues compared to revenues in the year ended December 31, 2002. On May 13, 2003 we completed the sale of our 51% interest in TMMPyT to SSA, Mexico. This transaction included the operations performed by the division at the ports of Manzanillo, Veracruz, Cozumel and Progreso. We retained the operations of the Mexican ports of Acapulco and Tuxpan. Revenues from the sold ports are only accounted for through May 2003. This revenue increase was offset by a revenue decrease of 8.1% year-over-year at Acapulco due to a reduction of 28.6% and 5% in car imports and exports and passenger traffic, respectively.

Specialized Maritime Services
      Specialized Maritime services’ revenues decreased 5.8% to $116.0 million in the year ended December 31, 2003, and accounted for 51.1% of the total net consolidated revenues compared to $123.2 million in 2002. This decrease in revenues was mainly attributable to the elimination of the car-carrier business in the latter part of the second quarter and a loss of revenue resulting from a sale of a product tanker in the third quarter as part of Grupo TMM’s fleet renewal program, offset by a 30.6% increase in revenues in parcel tanker operations due to the addition of one chartered parcel tanker with larger capacity.

Logistics Operations
      In the year ended December 31, 2003, total Logistics operations’ revenues amounted to $89.5 million and accounted for 39.4% of the net consolidated revenues. This total represented an increase of 13.1% from the total logistics operations’ revenues generated in the same period of 2002 of $79.1 million. This increase was mainly due to increased volumes in its trucking and trailer operations and additional dedicated services contracts. Northbound traffic from RoadRailertm increased due to the growth in the sales and distribution of beer, juice and Mexican canned foods. Revenue increase in this division was offset by a significant reduction of automobile handling at outsourced production centers.

Income on Transportation
      Under IFRS income on transportation reflects revenues on transportation minus operating costs and expenses. Reference to operating income in this Annual Report refers to income on transportation plus/minus the effect of other income (expenses) as presented in the Financial Statements included in this Annual Report.
      Total costs and expenses in the year ended December 31, 2003 decreased 3.3% to $232.0 million from $240.0 million in the year ended December 31, 2002. This decrease was mainly due to a reduction of 4.8% in purchased services, a decrease of 49.9% in other costs and expenses and a decrease of 36.5% in depreciation and amortization, offset by an increase of 4.3% in salaries, wages and employee benefits, an increase of 5.7% in leases and other rents and a 6.1% increase in fuel, material and supplies. In the year ended December 31, 2003, we incurred an operating loss of $63.8 million compared to an operating loss of $6.9 million incurred in the year ended December 31, 2002. The significant loss in 2003 was mainly due to extraordinary costs such as: restructuring costs, a loss in the sale of shares of subsidiaries and in the sale of fixed assets and to other one-time expenses.

	Grupo TMM Operations
	Income on Transportation(1)(2)(3)
	($ in millions)
	Years Ended December 31,

			Y2002 vs.
			Y2003
	2003	2002	% Change

Mexrail Operations(*)	$—	$0.1	(100.0)%
Ports and Terminals Operations	0.4	1.6	(75)%
Specialized Maritime Operations	8.0	8.7	(8.0)%
Logistics Operations	2.5	4.0	(37.5)%
Shared Corporate Costs	(16.0)	(17.8)	10.1%

Total	$(5.1)	$(3.4)	(50.0)%

(*)	Mexrail operations consist of The Texas-Mexican Railway Operations. Represents operations from January to March 2002. Grupo TMM sold its controlling interest in Mexrail to TFM in March 2002.

(1)	Operating results are reported as Income on Transportation in our Financial Statements included elsewhere in this Annual Report.

(2)	Includes estimated allocated administrative costs. For 2003: $3.1 million in Ports and Terminals Operations, $9.0 million in Specialized Maritime Operations, $4.6 million in Logistics Operations and $16.3 million in Shared Corporate Costs. For 2002: $1.1 million in the Tex-Mex Railway Operations, $2.4 million in Ports and Terminals Operations, $10.2 million in Specialized Maritime Operations, $5.9 million in Logistics Operations and $17.9 million in Shared Corporate Costs.

(3)	Includes Restructuring Expenses. For 2003 Restructuring Expenses mainly include: $1.3 million in Specialized Maritime Operations, $0.1 million in Logistics Operations and $1.8 million in Shared Corporate Costs. For 2002 Restructuring Expenses mainly include $0.1 million in Specialized Maritime Operations, $0.2 million in Logistics Operations and $0.6 million in Shared Corporate Costs.

Ports and Terminals Operations
      Operating profit for the year ended December 31, 2003 decreased to $0.4 million (including $3.1 million of estimated allocated administrative costs) from $1.6 million (including $2.4 million of estimated allocated administrative costs) for the year ended December 31, 2002, due primarily to a loss of revenue from operation of ports sold in May 2003 and an increase in costs of 6.1% at Acapulco for expansion and remodeling of the cruise ship terminal in the third quarter.

Specialized Maritime Services
      Operating profit for the year ended December 31, 2003 decreased to $8.0 million (including $9.0 million of estimated allocated administrative costs) from $8.7 million (including $10.2 million of estimated allocated administrative costs) for the year ended December 31, 2002. In spite of overall decreased costs and expenses in this business segment of 4.3%, operating profit decreased compared to the previous year due to a gross profit reduction in the product tanker business (as one tanker was sold in the third quarter) and a temporary addition of one chartered tugboat during the second quarter which offset the decrease of total costs in this business.

Logistics Operations
      Operating profit for the year ended December 31, 2003 decreased to $2.5 million (including $4.6 million of estimated allocated administrative costs) from $4.0 million (including $0.2 million of estimated allocated administrative costs) for the year ended December 31, 2002. This decrease was mainly due to shifting from port traffic and long-haul trucking to shorter haul rail drayage activity, and to a 18.1% increase in costs and expenses in 2003 due to expansion of intermodal company’s activity within Mexico which added equipment in the form of RoadRailerstm and trailers for intermodal movements compared to 2002.
Financial Income and Expenses, Net

	Financial Income and
	Expenses, Net
	($ in millions)
	Years Ended December 31,

			Y2002 vs.
			Y2003
	2003	2002	% Change

Financial income and expenses, net	$56.6	$62.2	(9.0)%
      Net financial expense incurred in the year ended December 31, 2003 was $56.6 million compared to net financial expense of $62.2 million in the year ended December 31, 2002. Net financial expense included a net exchange loss of $4.0 million in 2003 and a net exchange loss of $2.2 million in 2002. This decrease was mainly due to the recognition of a $6.8 million benefit derived from the valuation of the GM Put Option, offset by $1.9 million loss from the peso devaluation against the dollar in 2003.
Other Income and Expenses — Net

	Other Income and
	Expenses, Net
	($ in millions)
	Years Ended December 31,

			Y2002 vs.
			Y2003
	2003	2002	% Change

Other income and expenses, net	$58.7	$3.5	1,577.1%
      Other expense — net of $58.7 million in the year ended December 31, 2003 included mainly a loss of $20.2 million on the sale of subsidiaries, $21.7 million in restructuring and other costs, a $5.9 million net loss in the sale of property and equipment, $6.2 million from the cancellation of fees related to previous tranches of the sale of receivables, partially offset by a $12.9 million gain in recoverable income taxes. Other expense — net of $3.5 million in the year ended December 31, 2002 included mainly a provision for the termination agreement of the management fee to Promotora Servia of $17.5 million, partially offset by a $5.2 million gain in recoverable taxes and an $8.1 million gain in the dilution of shares of subsidiaries.
(Provision) Benefit for Income Taxes

	(Provision) Benefit for
	Income Taxes
	($ in millions)
	Years Ended December 31,

			Y2002 vs.
			Y2003
	2003	2002	% Change

(Provision) benefit for income taxes	$(6.1)	$20.9	(129.2)%
      A tax provision of $6.1 million was reported in the year ended December 31, 2003 compared to a tax benefit of $20.9 million reported in the year ended December 31, 2002. This change was mainly attributable to a $32.0 million allowance for deferred income taxes and a $1.7 million loss registered due to a decrease in the corporate tax rate in 2003 from 34% to 33%.

Minority Interest Expense (Income)

	Minority Interest
	Expense (Income)
	($ in millions)
	Years Ended December 31,

			Y2002 vs.
			Y2003
	2003	2002	% Change

Minority interest expense (income)	$2.0	$(0.6)	433.3%
      In the year ended December 31, 2003, minority interest increased to an income of $2.0 million from an expense of $0.6 million in the year ended December 31, 2002. This change was mainly attributable to gains in tugboats, offshore and cruise ship business segments from our partners in these businesses.
Net Loss for the Period

	Net Loss for the Period
	($ in millions)
	Years Ended December 31,

			Y2002 vs.
			Y2003
	2003	2002	% Change

Net Loss for the period	$86.7	$42.6	103.5%
      In the year ended December 31, 2003, we reported a net loss of $86.7 million or a loss of $2.3 dollars per share after discontinued operations, which included a loss of $128.6 million before discontinued operations and $41.9 million of income from railroad discontinued operations. In the year ended December 31, 2002, we reported a net loss of $42.6 million or a loss of 0.8 cents per share after discontinued operations, which included a loss of $47.6 million before discontinued operations and $5.0 million of income from railroad and ports and terminals discontinued operations.
Critical Accounting Policies
      Our Financial Statements have been prepared in accordance with IFRS, which differ in certain respects from U.S. GAAP. Note 26 to our Financial Statements provides a description of the principal differences between IFRS and U.S. GAAP as they relate to us, and a reconciliation to U.S. GAAP of net (loss) income and total stockholders’ equity.
      We have identified certain key accounting policies on which our financial condition and results of operations are dependent. These key accounting policies most often involve complex matters, may be based on estimates and involve a significant amount of judgment. In the opinion of our management, our most critical accounting policies under both IFRS and U.S. GAAP are those related to revenue recognition, financial statement translations into U.S. dollars, use of financial instruments and deferred income taxes. For a full description of all of our accounting policies, see Note 3 to our Financial Statements herein.
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
      Financial Statement Translations into U.S. Dollars. In preparing our Financial Statements, we translate amounts in other currencies to U.S. dollars under IFRS based on the guidelines established by IAS 21, “The Effect of Changes in Foreign Exchange Rates”, IAS 29, “Financial Reporting in Hyperinflationary Economies” and SIC 19, “Reporting Currency” and under U.S. GAAP based on the guidance of Financial Accounting Standards No. 52, “Foreign Currency Translation” (“SFAS 52”). In doing so, we have determined that the U.S. dollar is our functional and reporting currency, therefore we follow the historical method of translation. The determination of our functional currency is dependent upon management’s judgment and involves consideration of all relevant economic facts and circumstances affecting us. We evaluate our functional and reporting currency on an ongoing basis. Changes in our business in the future may impact the determination of our functional currency for subsequent periods. In the event that our functional currency is no longer deemed to be the U.S. dollar, our results of operations, total assets and stockholders’ equity in future periods could be negatively impacted.
      Financial Instruments. We may make use of derivative financial instruments to hedge our fuel costs which are a significant component of our operating expenses. We account for these instruments based on the guidance of IAS 39, “Financial Instruments, Recognition and Measurement” under IFRS and FAS 133, “Accounting for Derivative Instruments and Hedging Activities” under U.S. GAAP. In using derivative instruments to protect ourselves against unexpected surges in fuel costs we have to consider various factors including: (i) traffic levels, (ii) efficiency of operations and equipment, and (iii) fuel market conditions. If the assumptions we make in our projections are not accurate the intended results with the use of derivative instruments might not be achieved and we may not be able to effectively protect ourselves against increases in fuel costs.
      Deferred Income Taxes. We apply the provisions of IAS 12, “Income Taxes,” and SFAS 109, “Accounting for Income Taxes”. The guidance under both IFRS and U.S. GAAP establishes that the recognition of net operating loss carryforwards should be based on the likelihood that such tax credits will be effectively used to offset future tax liabilities. In making such an evaluation we have to exercise significant judgment in estimating the level of future taxable income that we will generate and our projections take into consideration certain assumptions, some of which are under our control and others which are not. Key assumptions include inflation rates, currency fluctuations and future revenue growth. If our assumptions are not accurate, the amount of tax credits we have recognized could be significantly impacted.
Differences Between IFRS and U.S. GAAP
      The principal differences between IFRS and U.S. GAAP as they relate to us are those described in Note 26 to the annual audited Financial Statements. Each of these differences affects both net income and stockholders’ equity.
      The table below sets forth net income (loss) and total stockholders’ equity calculated in accordance with IFRS and in accordance with U.S. GAAP for the fiscal years ended December 31, 2004, 2003 and 2002.

	Years Ended December 31,

	2004	2003	2002

	($ in millions)
Net (loss) income for the period after discontinuing operations
IFRS	$(102.5)	$(86.7)	$(42.6)
U.S. GAAP	(115.8)	(47.1)	10.6
Total stockholders’ equity
IFRS	$(49.4)	$53.2	$139.9
U.S. GAAP	(3.2)	112.6	159.7
      The reconciliations presented in Note 26 to the annual audited Financial Statements include all relevant individual adjustments between IFRS and U.S. GAAP as well as narrative descriptions discussing the basis for these adjustments.
Recent Accounting Pronouncements

IFRS
      The International Accounting Standards Board (“IASB”) on December 18, 2003 revised International Accounting Standards (“IAS”) 1, 2, 8, 10, 16, 17, 21, 24, 27, 28, 31, 33 and 40 and gave notice of the withdrawal of IAS 15. The revised standards mark the near-completion of the IASB’s improvement project. The project addressed concerns, questions and criticism raised by securities regulators and other interested parties about the existing set of IASs. The project brings: (i) removal of some options (i.e., allowed alternatives), (ii) better reporting through convergence and (iii) new guidance and disclosures. Improved versions of two further standards (IAS 32 and IAS 39) were also revised by the Board as part of its improvements project and issued on December 17, 2003. The effective date for the amended standards is for financial periods beginning on or after January 1, 2005. Earlier adoption is permitted.
      In February 2004, the IASB published IFRS 2, “Share-based Payment”, which replaces IAS 19 disclosure requirements for equity compensation benefits. IFRS 2 requires an entity to recognize share-based payment transactions in its financial statements, including transactions with employees or other parties to be settled in cash, other assets or equity instruments of the entity. The standard sets out measurement principles and specific requirements for three types of share-based payment transactions: equity-settled share-based payment transactions; cash-settled share-based payment transactions and with settlement alternatives. The effective date for applying IFRS 2 is January 1, 2005.
      In March 2004, the IASB issued IFRS 3, “Business Combinations”, which supersedes IAS 22 for all business combinations with an agreement date of March 31, 2004 and after. The IFRS also replaces the following interpretations: (i) SIC-9 Business Combinations — Classification either as Acquisition or Uniting of Interests; (ii) SIC-22 Business Combinations — Subsequent Adjustment of Fair Values and Goodwill Initially Reported; (iii) SIC-28 Business Combinations — Date of Exchange and Fair Value of Equity Instruments. The objective of this IFRS is to specify the financial reporting by an entity when it undertakes a business combination. In particular, it specifies that all business combinations should be accounted for by applying the purchase method. Therefore, the acquirer recognizes the acquiree’s identifiable assets, liabilities and contingent liabilities at their fair values as of the acquisition date, and also recognizes goodwill, which is subsequently tested for impairment rather than amortized. This IFRS does not apply to (i) business combinations in which separate entities or businesses are brought together to form a joint venture, or (ii) business combinations involving entities or businesses under common control, or (iii) business combinations involving two or more mutual entities, or (iv) business combinations in which separate entities or businesses are brought together to form a reporting entity by contract alone without the obtaining of an ownership interest (for example, combinations in which separate entities are brought together by contract alone to form a dual listed corporation).
      In March 2004, the IASB issued IFRS 4, “Insurance Contracts”, which provides, for the first time, guidance on accounting for insurance contracts, and marks the first step in the IASB’s project to achieve the convergence of widely varying insurance industry accounting practices around the world. The objective of this IFRS is to specify the financial reporting for insurance contracts by any entity that issues such contracts (described in this IFRS as an issuer) until the IASB completes the second phase of its project on insurance contracts. In particular, this IFRS requires: (i) limited improvements to accounting by issuers for insurance contracts; and (ii) disclosure that identifies and explains the amounts in an issuer’s financial statements arising from insurance contracts and helps users of those financial statements understand the amount, timing and uncertainty of future cash flows from insurance contracts. An entity shall apply this IFRS for annual periods beginning on or after January 1, 2005. Earlier application is encouraged. If an entity applies this new IFRS for an earlier period, it should disclose that fact.
      In March 2004, the IASB issued IFRS 5, “Non-current Assets Held for Sale and Discontinued Operations”. This IFRS sets out requirements for the classification, measurement and presentation of non-current assets held for sale and replaces IAS 35, “Discontinued Operations.” The objective of this IFRS is to specify the accounting for assets held for sale, and the presentation and disclosure of discontinued operations. In particular, this IFRS requires: (i) assets that meet criteria to be classified as held for sale to be measured at the lower of carrying amount and fair value less costs to sell, and depreciation on such assets to cease; and (ii) assets that meet certain criteria to be classified as held for sale to be presented separately on the face of the balance sheet and the results of discontinued operations to be presented separately in the income statement. An entity shall apply this IFRS for annual periods beginning on or after January 1, 2005. Earlier application is encouraged. If an entity applies this IFRS for an earlier period, it should disclose that fact.

      The Company is currently analyzing the potential impact on its financial position and results of operation of the recently issued IFRS standards.

U.S. GAAP
      In November 2004, the FASB issued SFAS No. 151, “Inventory Costs”. The statement amends Accounting Research Bulletin (ARB) No. 43, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. ARB No. 43 previously stated that these costs must be so abnormal as to require treatment as current-period charges. SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet this criterion. In addition, this statement requires that allocation of fixed production overhead to conversion costs be based on the normal capacity of the production facilities. The statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, with earlier application permitted for fiscal years beginning after the issue date of the statement. The adoption of SFAS No. 151 is not expected to have any significant impact on the Company’s current financial condition or results of operations.
      In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets”, an Amendment of APB Opinion No. 29. APB Opinion No. 29, “Accounting for Non-monetary Transactions”, requires that exchanges of non-monetary assets be measured based on the fair value of assets exchanged. SFAS No. 153 amends opinion No. 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 is not expected to have any significant impact on the Company’s current financial condition or results of operations.
      In December 2004, the FASB revised its SFAS No. 123 (SFAS No. 123R), “Accounting for Stock-Based Compensation”. SFAS 123R establishes standards for the accounting of transactions in which an entity exchanges its equity instruments for goods or services, particularly transactions in which an entity obtains employee services in share-based payment transactions. The revised statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is to be recognized over the period during which the employee is required to provide service in exchange for the award. Changes in fair value during the service period are to be recognized as compensation cost over that period. In addition, the revised statement amends SFAS No. 95, “Statement of Cash Flows”, to require that excess tax benefits be reported as a financing cash flow rather than as a reduction of taxes paid. The provisions of the revised statement are effective for financial statements issued for the first interim or annual reporting period beginning after June 15, 2005, with early adoption encouraged. The adoption of SFAS 123R is not expected to have any material impact on our consolidated financial statements.
      In March 2004, the Emerging Issues Task Force (EITF) ratified EITF Issue No. 03-1 (“EITF 03-1”), “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments”. EITF 03-1 provides a three-step process for determining whether investments, including debt securities, are other than temporarily impaired and requires additional disclosures in annual financial statements. The recognition and measurement guidance in Issue 03-1 should be applied to other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004. The Company does not expect the adoption of EITF 03-1 to have a material impact on its financial position or results of operations.
      In June 2004, the FASB issued Emerging Issues Task Force Issue No. 02-14 (“EITF 02-14”), “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock”. EITF 02-14 addresses whether the equity method of accounting applies when an investor does not have an investment in voting common stock of an investee but exercises significant influence through other means. EITF 02-14 states that an investor should only apply the equity method of accounting when it has investments in either common stock or in-substance common stock of a corporation, provided that the investor has the ability to exercise significant influence over the operating and financial policies of the investee. The accounting provisions of EITF 02-14 are effective for reporting periods beginning after September 15, 2004. We do not expect the adoption of EITF 02-14 to have a material impact on our consolidated financial position, results of operations or cash flows.
      In November 2004, the EITF reached a final conclusion on Issue 04-8, “Accounting Issues Related to Certain Features of Contingently Convertible Debt and the Effect of Diluted Earnings per Share”. This issue addresses when the dilutive effect of contingently convertible debt with a market price trigger should be included in diluted earnings per share calculations. The EITF’s conclusion is that the market price trigger should be ignored and that these securities should be treated as convertible securities and included in diluted earnings per share regardless of whether the conversion contingencies have been met. EITF Issue No. 04-8 is effective for periods ending after December 15, 2004 and would be applied by retrospectively restating previously reported diluted earnings per share. The adoption of EITF Issue No. 04-8 did not have a material impact on our consolidated financial position, results of operations or cash flows.

B.	Liquidity and Capital Resources
      Our business is capital-intensive and requires ongoing expenditures for, among other things, improvements to ports and terminals, structures and technology, capital expenditures, leases and repair of equipment, and maintenance of our vessels. Our principal sources of liquidity consist of cash flows from operations, existing cash balances, sales of assets and debt financing.
      Grupo TMM is primarily a holding company and conducts the majority of its operations, and holds a substantial portion of its operating assets, through numerous direct and indirect subsidiaries. As a result, it relies on income from dividends and fees related to administrative services provided from its operating subsidiaries for its operating income, including the funds necessary to service its indebtedness. Grupo TMM generally does not have any restriction, other than limitations under Mexican law, on the ability of its other subsidiaries to declare and pay dividends to Grupo TMM, including a pro-rata share of the available proceeds of its other joint ventures. There are no legal restrictions on the ability of Grupo TMM’s subsidiaries to advance funds or make loans to Grupo TMM.
      At December 31, 2004, Grupo TMM’s total debt (excluding TFM) amounted to $538.3 million, not including previously paid discounts and debt issuance costs of $42.2 million, and including $26.5 million of short-term debt, which includes $24.7 million of interest, and $511.7 million of long-term debt. Our shareholders’ equity, including minority interest in consolidated subsidiaries, was $636.7 million, resulting in a debt-to-equity ratio of 84.5%.
      At December 31, 2004, the balance due under the securitization facility was approximately $74.9 million. By April 5, 2005, that balance had decreased to $70.5 million, which was paid by the Company on such date using the cash proceeds received from the sale of our interest in Grupo TFM to KCS. See “— Contractual Obligations — Securitization Facility”.
      On May 13, 2003, we sold our 51% interest in TMMPyT, included in our Ports and Terminals segment (which included our ports operations at Cozumel, Manzanillo, Veracruz and Progreso), for approximately $114 million in cash, subject to certain post-closing adjustments.
      On April 1, 2005, we completed the sale of our interest in TFM to KCS. As consideration for the sale, we received $200 million in cash, $47 million in a 2-year, 5% KCS promissory note and 18 million shares of KCS common stock. An additional $110 million in a combination of cash, notes and stock, subject to certain possible adjustments, will be paid by KCS upon completion of a settlement involving the VAT and Put lawsuits. See Item 4. “Information on the Company — Recent Developments — Disposition of Grupo TMM’s interest in Grupo TFM to KCS — The Amended Acquisition Agreement”.

Our Cash Flows From Operating Activities
      Our operating activities resulted in negative cash flow in 2004, 2003 and 2002.
      Net cash flows used in operating activities amounted to $1.8 million in the year ended December 31, 2004 compared to net cash used in operating activities of $38.7 million in the year ended December 31, 2003. This decrease was mainly due to an increase of $37.6 million in provision for income taxes; net cash used in operating activities in the year ended December 31, 2002 was $19.6 million, decreasing by $19.1 million from the year ended December 31, 2003.
      The following table summarizes cash flows from operating activities for the periods indicated:

	Years Ended December 31,

	2004	2003	2002

	($ in thousands)
Net (loss) income before discontinued operations	$(112,017)	$(128,593)	$(47,589)
Depreciation and amortization	13,621	18,953	26,364
Amortization of discount on senior secured debentures and commercial paper	983	1,255	6,674
Provision (benefit), for deferred income taxes	43,703	6,121	(20,932)
Minority interest	2,655	2,042	(552)
(Loss) gain on sale of fixed assets — net	(344)	25,972 (1)	(439)
Total changes in operating assets and liabilities	49,586	35,558	16,885

Net cash used in operating activities	$(1,813)	$(38,692)	$(19,589)

(1)	Includes a net gain of $62.7 million on the sale of our interest in the ports and terminals businesses.

Our Cash Flows From Investing Activities
      Net cash used in investing activities for the year ended December 31, 2004 was $13.9 million, which included $15.3 million in acquisition of property, machinery and equipment offset by a gain of $1.4 million in the sale of fixed assets.
      Net cash provided by investing activities in the year ended December 31, 2003 was $126.8 million, which included $111.4 million, net, from the sale of our interest in the Ports and Terminals Division, $7.6 million from the sale of property, machinery and equipment, offset by capital expenditures of $9.4 million.
      In the year ended December 31, 2002, net cash provided by investing activities was $2.4 million and was mainly attributable to a $14.9 million net gain in the sale of shares of subsidiaries, offset by a gain of $10.7 million, net, in the acquisition of machinery, property and equipment and $1.8 million in the acquisition of associated companies.
      See “— Capital Expenditures and Divestitures” below for further details of capital expenditures and divestitures relating to the years 2004, 2003 and 2002.

Our Cash Flows From Financing Activities
      In the year ended December 31, 2004, cash used in financing activities amounted to $3.1 million, which was mainly used to pay down $1.7 million of debt and $1.3 million under our securitization facility.
      In the year ended December 31, 2003, cash used in financing activities was $50.3 million, which was primarily used to pay down $18.6 million of debt, $10.4 million under our securitization facility, and $13.3 million was used to pay our convertible notes and $8.0 million in dividends was paid to minority stockholders.
      In the year ended December 31, 2002, net cash provided from financing activities was $15.6 million, which was primarily attributable to $61.7 million in cash proceeds from the sale of accounts receivable and

$13.3 million of net proceeds received from the issuance of our convertible notes, partially offset by $57.8 million in payments under our debt and $1.6 million in dividends paid to minority stockholders.
      On January 15, 2003, Moody’s Investors Service downgraded the rating of Grupo TMM’s senior unsecured debt to “Caa1” from “B2” anticipating that if the proposed exchange offer for its existing Bonds was not successful, there would be a high probability of default. Moody’s did not believe that Grupo TMM would have either the cash flow from operations or financing alternatives sufficient to meet the scheduled principal maturity of its 2003 notes on May 15, 2003.
      On May 16, 2003, Standard & Poor’s downgraded TMM’s senior unsecured debt to “D” from “CC” after the Company defaulted on the payment of the aggregate principal amount and interest of its 2003 Notes due May 15, 2003 and on its interest payment due on the 2006 Notes. After the successful completion of the Exchange Offer, Standard & Poor’s upgraded TMM’s secured debt to CCC in September 2004.
      Our current liquidity situation has been affected by other strategic issues rather than the downgrades, including our interest cost, which has exceeded our operating profits, and our working capital, which has decreased compared to previous years. We expect to refinance our current outstanding debt in 2005 which should result in lower interest costs and in an increase of our operating profits.

Business Plan
      The Company has limited its capital expenditures in fixed assets for the last five years due to its liquidity difficulties and indebtedness restrictions. To substitute or acquire equipment or new vessels, the Company has participated in leasing transactions, which have decreased its ability to generate operating cash flows.
      In our Specialized Maritime Services Segment, we have entered with PEMEX into six time-charter contracts for product tankers. Although PEMEX had not sought any bids for long-term charter tanker contracts since 1993, we were recently awarded two product tanker contracts under bareboat charters (which are included in the six contracts described above), for a 5-year term, which started operations in July 2005. Additionally, in the future, we intend to exercise lease-to-purchase options on offshore vessels with our partner Seacor Marine Inc. as part of our fleet renewal program.
      At our Ports and Terminals division we are reviewing the possibility of building a liquid terminal (tank farm) at the Port of Tuxpan to service PEMEX. We own over 2,000 acres of land at this port, located adjacent to the existing PEMEX terminal. As of today, PEMEX loads and discharges bunkers through buoys. With the construction of the proposed liquid terminal, PEMEX would have a more efficient process of loading and discharging bunkers. We believe that PEMEX will announce a bid for the construction of a liquid terminal at Tuxpan, in which we intend to participate.
      Additionally, the Company intends to consolidate “Mixing Centers” operations for the Mexican automotive industry, such as the one it currently has with Ford. See Item 4. “Information on the Company — B. “Business Overview — Logistics Operations”.
      We intend to finance the above projects, if we decide to pursue them, through secured credit arrangements and other asset-backed financings. We cannot assure any of the plans mentioned above will succeed or that we will obtain any additional financing necessary to pursue our business plans.

Our Ability to Continue as a Going Concern
      The auditors’ report on our financial statements as of and for the two-year period ended December 31, 2003 and December 31, 2004 includes an explanatory paragraph describing the existence of substantial doubt about our ability to continue as a “going concern”. The report observes that in 2004 and 2003 (i) the Company incurred net losses of $102,547 and $86,662, respectively, and (ii) the Company had accumulated deficits of $170,517 and $67,970, respectively. As a result, the Company has accumulated losses in excess of two-thirds of its capital stock, which under Mexican Corporate Law is a sufficient cause for an interested party to call for dissolution of the Company, before the appropriate legal authorities. These, among other circumstances, indicate that the Company might not have the ability to continue as a going concern. The

Financial Statements included elsewhere in this Annual Report do not include any adjustment relating to the recoverability or classifications of the registered amounts as assets and the amounts and classification of the liabilities that could be required in case the Company cannot continue as a going concern. See Item 3. “Key Information — D. Risk Factors — Risks Relating to Our Liquidity Position — Uncertainties relating to our financial condition and other factors currently raise substantial doubt about our ability to continue as a going concern and could result in our dissolution under Mexican Corporate Law”.
Capital Expenditures and Divestitures
      The following tables set forth our principal capital expenditures and divestitures during the last three years:
Our Principal Capital Expenditures for the Last Three Years

	Years Ended December 31,

	2004(a)	2003(b)	2002(c)

	($ in millions)
Capital Expenditures by Segment:
Ports and Terminals	$0.6	$1.5	$2.0
Specialized Maritime	4.3	5.7	2.7
Logistics	7.0	2.0	9.7
Corporate	3.4	0.2	1.7

Total	$15.3	$9.4	$16.1

(a)	In 2004, capital expenditures include: (i) Ports and Terminals: $0.3 million in construction in process for the expansion and maintenance of port and terminal facilities and $0.3 million in other related assets; (ii) Specialized Maritime: $4.3 million in equipment improvements; (iii) Logistics: $6.8 million in construction in process and $0.2 million in other fixed assets; and (iv) Corporate: $3.4 million in strategic corporate projects and other shared fixed assets.

(b)	In 2003, capital expenditures include: (i) Ports and Terminals: $0.6 million in construction in process for the expansion and maintenance of port and terminal facilities and $0.9 million in other related assets; (ii) Specialized Maritime: $1.7 million in construction in process, $1.4 million in equipment improvements, $2.5 million in the acquisition of vessels and $0.1 million in other fixed assets; (iii) Logistics: $1.8 million in construction in process and $0.2 million in other fixed assets; and (iv) Corporate: $0.2 million in strategic corporate projects and other shared fixed assets.

(c)	In 2002, capital expenditures include: (i) Ports and Terminals: $0.2 million in other fixed assets and $1.8 million in the acquisition of shares in subsidiaries; (ii) Specialized Maritime: $2.7 million in construction in process; (iii) Logistics: $5.2 million in construction in process and $4.5 million in acquisition of shares of subsidiaries and (iv) Corporate: $1.7 million in other fixed assets.
Our Principal Capital Divestitures for the Last Three Years

	Years Ended December 31,

	2004(a)	2003(b)	2002(c)

	($ in millions)
Capital Divestitures:
Sale of shares in subsidiary	—	$128.7	$14.9
Other assets	$1.4	7.6	$3.6

Total	$1.4	$136.3	$18.5

(a)	In 2004, capital divestitures include: (i) $0.6 million in the sale of vessels and (ii) $0.8 million in the sale of other fixed assets.

(b)	In 2003, capital divestitures include: (i) $128.7 million net in the sale of shares in our Ports and Terminals businesses and in the sale of another subsidiary, and (ii) $7.0 million in the sale of vessels and $0.6 million in the sale of other fixed assets.

(c)	In 2002, capital divestitures include: (i) $14.9 million in the sale of our 51% interest in Mexrail; (ii) $2.4 million in the sale of vessels and (iii) $1.2 million in the sale of other fixed assets.
Indebtedness

Grupo TMM 9 1/2 Notes due 2003 and Grupo TMM 10 1/4% Senior Notes due 2006
      We issued the 2003 notes on May 15, 1993 in an aggregate principal amount of $200 million, of which approximately $176.9 million in aggregate principal amount were outstanding as of August 10, 2004. The 2003 notes were issued pursuant to an indenture between us and Citibank, N.A. as trustee, and they accrued interest at a rate of 9 1/2% per annum. The 2003 notes were unsecured, unsubordinated obligations, ranked pari passu in right of payment with all of our then existing and future unsecured, unsubordinated obligations, and were senior in right of payment to all of our future subordinated indebtedness.
      We issued the 2006 notes on November 15, 1996 in an aggregate principal amount of $200 million, of which approximately $2.8 million is outstanding as of June 20, 2005. The 2006 notes were issued pursuant to an indenture between us and The Bank of New York as trustee, and accrue interest at a rate of 10 1/4% per annum. We are required to make interest payments on the 2006 notes on each May 15 and November 15 until maturity. The 2006 notes mature on November 15, 2006 and are unsecured, unsubordinated obligations, rank pari passu in right of payment with all of our existing and future unsecured, unsubordinated obligations, and are senior in right of payment to all of our future subordinated indebtedness.
      The 2003 notes matured on May 15, 2003, and on such date the Company defaulted on its obligation to pay the principal amount and accrued unpaid interest on such notes and the accrued unpaid interest on its 2006 notes. As a result, the Company began negotiations with a representative committee of holders of 2003 notes and 2006 notes, engaging the firms of Miller, Buckfire, Lewis LLC (now Miller, Buckfire, Ying LLC) and Milbank, Tweed, Hadley & McCloy LLP as its financial and legal advisors, respectively, in the United States; and the firms Elek, Moreno-Valle y Asociados, S.C. and Quijano, Cortina, Lopez y De la Torre, S.C. as its financial and legal advisors, respectively, in Mexico. The Company also supported the creation of an ad hoc committee of holders for 2003 notes and 2006 notes, who engaged Houlihan, Lokey, Howard & Zukin and Akin, Gump, Strauss, Hauer & Feld as its financial and legal advisors, respectively, in the United States; and Franck, Galicia y Robles, S.C. (now Galicia y Robles, S.C.) as the committee’s legal advisors in Mexico.
      After several months of negotiations, on August 11, 2004, Grupo TMM completed the Exchange Offer of its 2007 Notes upon the closing of a private exchange offer, which closed simultaneously with a public exchange offer for the Company’s 2003 and 2006 notes. Pursuant to the Exchange Offer, an aggregate amount of $170.7 million or approximately 96.5% of the 2003 notes were tendered and an aggregate amount of $197.1 million or approximately 98.6% of the 2006 notes were tendered. Holders of the 2003 and 2006 notes who tendered their respective 2003 and 2006 notes pursuant to the Exchange Offer received approximately $459.5 million aggregate principal amount of Senior 2007 Notes. On August 11, 2004, upon consummation of the Exchange Offer and Consent Solicitation, substantially all of the restrictive covenants under the 2006 notes were also eliminated. See Item 4. “Information on the Company — B. Business Overview — Recent Developments — Debt Restructuring”.
      On August 11, 2004, the Company also completed the private placement of approximately $6.5 million in principal amount of Senior Secured Notes to Promotora Servia, an affiliate of certain members of the Serrano family and $13.7 million in principal amount of Senior Secured Notes to J.B. Hunt Inc. Both private placements were accepted as consideration for the cancellation of then current obligations of the Company to these parties. Additionally, on such date, with a portion of the net proceeds of a simultaneous placement of $29 million in principal amount of Senior Secured Notes to certain members of the ad hoc committee of holders of 2003 notes and 2006 notes, the Company paid: (i) $7.2 million in cash with respect to the principal amount of all the 2003 Notes that were not tendered in the Exchange Offer; (ii) $0.4 million in cash of accrued and unpaid interest on the 2006 Notes that were not tendered in the Exchange Offer; and (iii) financial advisory and other related expenses of the Exchange Offer.

Grupo TMM Senior Secured Notes due 2007
      The 2007 Notes represent a three-year senior secured (by substantially all of the assets of the Company and its material subsidiaries) obligation (extendable to four years at the option of the Company under certain circumstances), for an initial principal amount of $508,703,000 and with an annual interest rate of 10.5% if interest is paid entirely in cash, or of 12.0% if the Company elects to pay the interest due in a combination of a minimum of 2% annually in cash and the remainder in kind (through the issuance of additional 2007 Notes or Company ADSs). The payment-in-kind interest rate will increase to 12.5% for the period between August 1, 2006 and February 1, 2007; and to 13.0% for the period between February 1, 2007 and August 1, 2007. If the Company elects to extend the maturity of the 2007 Notes through August 1, 2008, it would have to pay a pro rata portion of a cash fee equal to 4% of the then outstanding principal amount under its 2007 Notes, and the applicable rate would be 12% payable in cash only.
      Below are the general terms of the Senior Secured Notes due 2007:

Ranking. The Senior Secured Notes rank pari passu in right of payment with all of our existing and future senior indebtedness and senior to all of our existing and future subordinated indebtedness, subject to priorities recognized by statute, such as tax and labor obligations.

Maturity Date. August 1, 2007 or August 1, 2008 if we elect to extend the maturity as described below (the “extension term”).

Interest. During the term of the Senior Secured Notes (except during the extension term), interest will accrue from the settlement date and be paid semi-annually on February 1 and August 1 of each year, beginning on February 1, 2005 (an “interest payment date”). If we pay the interest entirely in cash, the interest rate will be 10 1/2% per annum during the first three years from August 11, 2004.

At our option, we may elect to pay the interest due on any interest payment date within three years of August 11, 2004 as follows:

•	at least 2% per annum in cash (plus such additional cash interest payment as we may elect); and

•	the remainder through the issuance of additional Senior Secured Notes with a principal amount equal to the interest due on such interest payment date which is not paid in cash or through the issuance of our ADSs as described below, or through a combination thereof; provided, that if we elect to exercise our option to pay a portion of the interest due on any interest payment date through the issuance of additional Senior Secured Notes or ADSs, the annual interest rate applicable for such interest payment period will be as set forth below (inclusive of any portion of the interest payment made in cash):

Interest Payment Date	Interest Rate

February 1, 2005	12.00%
August 1, 2005	12.00%
February 1, 2006	12.00%
August 1, 2006	12.00%
February 1, 2007	12.50%
August 1, 2007	13.00%

Company Option to Extend Maturity. We may elect to extend the maturity of the Senior Secured Notes for an additional one-year period. If we elect to extend the maturity of the Senior Secured Notes, we will (i) pay each holder of the Senior Secured Notes on the original maturity date a pro rata portion of a cash fee equal to 4% of the principal amount of the then outstanding Senior Secured Notes, (ii) be required to pay interest only in cash at a rate of 12% per annum during the extension term, and (iii) pay such cash interest quarterly in advance beginning on the first day of the extension term and continuing on the first day of each successive three- (3) month period thereafter.

Guarantees. The guarantors will irrevocably and unconditionally guarantee all of our obligations under the Senior Secured Notes and the indenture governing the Senior Secured Notes. The guarantors’ obligations under the guarantee are their senior secured obligations and are separate from, and in addition to, our obligations under the Senior Secured Notes. Any of our obligations that are not guaranteed would have no direct claim against the guarantors or their assets in the event of our bankruptcy.

Optional Tax Redemption. We may at our option redeem the Senior Secured Notes at any time at 100% of the principal amount of the Senior Secured Notes, together with any accrued and unpaid interest, if the Mexican withholding tax rate on payments of interest in respect of the Senior Secured Notes is increased, as a result of a change in Mexican law, to a rate in excess of 4.9%.

Offer to Purchase Upon a Change of Control. Upon a change of control, we will be required, subject to certain restrictions and conditions, to purchase all or any part of the outstanding Senior Secured Notes at (i) 100% of the principal amount thereof plus accrued and unpaid interest and additional amounts, if any, until such time as we have repaid, redeemed or otherwise retired or offered to repurchase an aggregate principal amount of $150 million of Senior Secured Notes, and thereafter, at (ii) 101% of the principal amount thereof plus accrued and unpaid interest and additional amounts, if any.

Governing Law. The Senior Secured Notes are governed by the laws of the State of New York. The security agreements are governed either by the laws of Mexico or the laws of the State of New York, depending upon the character and location of the collateral subject to the security agreements.

Senior Convertible Notes
      On May 2, 2003, we repaid all of our outstanding senior convertible notes. In connection with the Senior Convertible Notes, we also issued note-linked securities to purchase an aggregate of 1,311,290 Series A Shares, represented by ADSs that remain outstanding until two weeks after the related registration statement registering additional Series A Shares, represented by ADSs that may be issued in respect of the note-linked securities, is declared effective by the SEC. See Item 8. “Financial Information — A. Legal Proceedings — Other Legal Proceedings”.

Other Debt
      As of December 31, 2004, we had an aggregate principal amount of $0.7 million outstanding under a loan from Banca Mifel, S.A. The loan matures in March 2006. We also have a $1.1 million loan outstanding from Banco Invex, which matures in December 2005.

Capital Leases
      The amount outstanding under our capital leases represented payment obligations under a capital lease agreement, which matured in May 2005 for the financing of a container-handling crane. The agreement contained standard provisions for this type of transaction under which, among other things, we had the option to purchase the financed assets at the end of the lease term at a previously determined price.
Operating Leases

Vessel, Transportation Equipment and Other Operating Leases
      We lease vessels, transportation and container-handling equipment, our corporate office building and other assets under agreements, which are classified as operating leases. The terms of these lease agreements vary from 1 to 15 years and contain standard provisions for these types of operating agreements.

Other Arrangements

Securitization Facility
      Pursuant to the securitization facility (the “securitization facility”) dated November 30, 2001, we and certain of our subsidiaries sold receivables (including certain future receivables) to a trust, which in turn, issued certificates to investors (“Certificates”). For accounting purposes, the securitization facility represents the total U.S. dollar amount of future services to be rendered to customers and is so reflected in our financial statements.
      On August 19, 2003, we and certain subsidiaries entered into amended and restated agreements relating to the securitization facility, which we entered into in December 2001. The agreements modified and restated certain provisions of the securitization facility and increased the outstanding amount of the securitization facility. On December 29, 2003, we further amended the securitization facility to increase the amounts outstanding by an additional $25 million. On May 25, 2004, and on June 10, 2004, we and certain subsidiaries amended the securitization facility to adjust the net outstanding amount under the securitization facility to $78.2 million under the same terms and conditions existing prior to such adjustment.
      Pursuant to the securitization facility, the shares of Grupo TFM held by TMM Multimodal were subject to a call option in favor of the holders of the Certificates issued by the trust established pursuant to the securitization facility. The holders of the Certificates agreed, upon consummation of the Exchange Offer, to amend the securitization facility as required to facilitate and permit the Exchange Offer. Accordingly, holders of the Certificates terminated the call option in respect of the Grupo TFM shares and a put option for the sale by the securitization trust to TMM Multimodal of a subordinated certificate in an amount equal to the proceeds of the sale of Grupo TFM shares under the agreements that governed the securitization facility in exchange for a first priority security interest in the TMM Multimodal Shares. In connection with the termination arrangements, we contributed the TMM Multimodal Shares to a guaranty trust governed by the laws of Mexico to secure the repayment of our obligations under the agreements that governed the securitization facility and our obligations under the Senior Secured Notes, the Indenture, the guarantees and the security agreements. As a result of these events, holders of the Certificates had a priority in right of payment over the holders of the Senior Secured Notes with respect to the proceeds of the TMM Multimodal Shares, up to a principal amount not to exceed $76.3 million.
      Holders of the Certificates and the trustee, at the request of the required percentage of holders of the Senior Secured Notes, could request foreclosure on the TMM Multimodal Shares upon certain “rapid amortization events” under the agreements that governed the securitization facility or an event of default under the Indenture governing the Senior Secured Notes, respectively.
      Pursuant to the terms of the Senior Secured Notes indenture, we were permitted, in certain circumstances, to apply a portion of the proceeds from certain asset sales and VAT recoveries toward our obligations to the holders of the Certificates prior to making certain payments to holders of Senior Secured Notes.
      The balance due under this securitization facility was approximately $74.9 million as of December 31, 2004. On April 5, 2005, there were approximately $70.5 million of Certificates outstanding under the securitization facility, which were paid by the Company on such date using part of the cash proceeds received from the sale of Grupo TMM’s interest in TFM to KCS.

Payments to Promotora Servia
      Under the terms of a termination agreement dated August 23, 2001, we and Promotora Servia, an affiliate owned by members of the Serrano Segovia family, agreed to terminate a management services agreement pursuant to which Promotora Servia or its predecessor company provided certain management services to us in exchange for our payment of $17.5 million to Promotora Servia. The payment was initially required to be made on April 30, 2003, but we amended the relevant agreement and extended the payment deadline for a portion of the amount owed. On April 30, 2003, we paid $20.4 million (representing the amount owed under the Tax Benefits Agreement and the portion of the amount owed under the Termination Agreement that was not extended) to Promotora Servia in connection with this amendment. The remaining unpaid balance owed to Promotora Servia equaled $6.5 million, and, in full satisfaction of such obligation, Promotora Servia was issued 2007 Notes concurrently with the settlement of the Exchange Offer which Notes contain the same payment terms as those offered in the Exchange Offer in an aggregate principal amount equal to such remaining unpaid balance. See Item 7. “Major Shareholders and Related Party Transactions — B. Related Party Transactions.”

The GM Put Option
      In October 2000, EMD, a subsidiary of General Motors (“GM”), invested $20 million in our subsidiary TMM Multimodal (representing an approximate 3.4% economic interest in TMM Multimodal). Under the terms of the Subscription and Stockholder Agreement relating to its investment in TMM Multimodal, EMD had the right to cause Grupo TMM to purchase, or, alternatively, to cause TMM Multimodal to redeem, all, but not less than all, of EMD’s shares in TMM Multimodal at a price equal to the original investment of $20 million, plus interest compounded annually from June 30, 2000, at the rate of 12% per annum, less certain distributions received by EMD in respect of its shares of TMM Multimodal (“GM Put Option”).
      On March 15, 2005, GM notified the Company of its intention to exercise the GM Put Option on April 4, 2005; and on such date, with the cash proceeds from the sale of its interest in TFM to KCS, Grupo TMM paid approximately $34.0 million to GM in exchange for the shares subject to the GM Put Option. As of today, we own 100% of TMM Multimodal.

The Mexican Government’s Put Option
      In connection with the privatization of TFM and pursuant to the Put Agreements, the Mexican Government retained a 20% equity interest in TFM. The intention was to sell these TFM shares through a public offering at such time as the Mexican Government considered it appropriate and with approval of the CNBV, with the objective of strengthening the market for public investments in Mexico and encouraging additional investors to invest in the capital stock of TFM. Additionally, the bid of Grupo TMM and KCS to acquire TFM contained the following condition: “The franchise purchasers will be obligated to acquire the equity portion that cannot be placed in the BMV, at the initial offering price plus respective interest.” In October 2003, Grupo TFM requested that a federal judge in Mexico provide an interpretation of the Put Agreements and the obligations of the Mexican Government thereunder.
      Pursuant to the execution of an agreement ancillary to the Amended Acquisition Agreement effective upon closing of the sale of Grupo TFM which took place on April 1, 2005, KCS assumed the Mexican Government Put obligation. We and KCS have jointly prepared a proposal for settlement of the pending VAT Claim and the Put and have submitted the proposal to the Mexican Government for review. The proposal contemplates, in general terms, that Grupo TFM will acquire the shares of TFM subject to the Put on a basis that effectively swaps the VAT Claim for the Put obligations, which could result in the surrender of certain net operating losses of TFM (the “VAT/ Put Settlement”). KCS will have the right to control the settlement of the VAT Claim and the negotiations related to the Put. Not later than 180 days after the VAT/ Put Settlement Date, KCS will pay to TMM the VAT Contingency Payment of $110 million. See Item 4. “Information on the Company — B. Business Overview — Recent Developments — The Mexican Government Put”.

J.B. Hunt Note
      As of December 31, 2003, we had approximately $13.6 million outstanding under a promissory note in favor of J.B. Hunt. The J.B. Hunt note had a 5% annual interest rate and was set to mature in 2006. Pursuant to an agreement with J.B. Hunt, we issued to J.B. Hunt $13.7 million in aggregate principal amount of Senior Secured Notes due 2007, which amount is equal to the principal amount of the J.B. Hunt note, plus accrued and unpaid interest. The Senior Secured Notes were issued to J.B. Hunt at the time the Exchange Offer was completed and the J.B. Hunt note was consequently cancelled. The agreement with J.B. Hunt provides that, in the event that the Senior Secured Notes issued to J.B. Hunt are sold for less than the principal amount thereof at the end of the 40-day period beginning upon the effectiveness of a registration statement covering the

Senior Secured Notes received by J.B. Hunt, the Company will make a payment to J.B. Hunt in an amount equal to the difference between the principal amount of such Senior Secured Notes that were sold and the gross proceeds received on any such sale and will repurchase any Senior Secured Notes held by J.B Hunt that remain unsold.

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
      Historically, a substantial portion of the revenue produced at our specialized maritime businesses has been achieved through contracts with PEMEX. In 2003, for example, approximately 46% of the revenue generated by the specialized maritime business resulted from contracts with PEMEX and approximately 57% of the revenue generated in 2004. We have closed additional short and long-term contracts with PEMEX in 2005, which we believe will further increase our revenues in this business segment going forward.
      The future success of our logistics business depends upon our ability to enter into contracts to provide integrated logistics and shipping services to large automobile manufacturers such as Ford, Nissan, Volkswagen and others. We compete for this business primarily on the basis of our (i) logistics expertise, (ii) ability to continue developing mixing centers (automotive yards where different vehicle brands are handled allowing for significant economies of scale), and (iii) ability to obtain favorable rail transportation rates. In July 2004 TFM signed a contract with Ford Motor Co. and subcontracted TMM Logistics for the execution of this agreement. This automotive logistics contract offers services such as automotive logistics, shipments, storage of vehicles, routing, planning and scheduling and added value activities for the new vehicles of Ford Motor Company (Volvo, Ford, Lincoln and Mercury, excluding Jaguar and Land Rover). We are already pitching these services to Volkswagen and Nissan. If we do not succeed in convincing additional automobile manufacturers to adopt our integrated logistics and shipping services, our revenues from our logistics business could be adversely affected. Additionally, we intend to bid for the construction of a terminal to service a PEMEX facility located near our property in Tuxpan. See “— B. Liquidity and Capital Resources — Business Plan” — for further detail.
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
      We have funded capital expenditures with funds from operating cash flows and expect to obtain additional financing through secured credit arrangements and asset-backed financings. We may not be able to generate sufficient cash flows from our operations or obtain sufficient funds from external sources to fund our capital expenditure requirements. Also, additional financing through contracts may not be available to us.

E.	Off-Balance Sheet Arrangements
      As of December 31, 2004, we did not have any off-balance sheet arrangements. We report our assets and liabilities according to the current International Financial Reporting Standards.

F.	Contractual Obligations
      The following table outlines our obligations for payments under our capital leases, debt obligations, operating leases and other financing arrangements for the periods indicated as of December 31, 2004:

	Less Than			More Than
Indebtedness(1)	1 Year	1-3 Years	3-5 Years	5 Years	Total

	(Dollars in thousands, unless noted otherwise)
Senior Secured Notes due 2007(2)	$24,716	$508,703	—	—	$533,419
Senior Notes due 2006	—	2,879	—	—	2,879
Other debt	1,674	150	—	—	1,824
Capital leases(3)	151	—	—	—	151

Total	$26,541	$511,732	$—	$—	$538,273

	Less Than			More Than
Operating Lease Obligations(4)	1 Year	1-3 Years	3-5 Years	5 Years	Total

Vessel, Transportation Equipment and Other Operating Leases	$14,354	$22,600	$12,765	$2,888	$52,607

Total	$14,354	$22,600	$12,765	$2,888	$52,607

	Less Than			More Than
Other	1 Year	1-3 Years	3-5 Years	5 Years	Total

Securitization Facility(5)	$20,590	$39,985	$14,994	—	$75,569
J.B. Hunt(6)	1,847	—	—	—	1,847

Total	$22,437	$39,985	$14,994	$—	$77,416

(1)	These amounts include principal payments and interest as of December 31, 2004.

(2)	In May 2005, the Company paid $70 million of its outstanding 2007 Notes including approximately $67.9 million of principal amount and cash interest of approximately $2.0 million.

(3)	Includes $0.9 million of amounts paid in respect of option purchase prices.

(4)	These amounts include the minimum lease payments.

(5)	These amounts include principal payments under the securitization facility and interest as of December 31, 2004. The principal balance due under this securitization facility was approximately $74.9 million as of December 31, 2004. On April 5, 2005, there was approximately $70.5 million outstanding under the securitization facility, which was paid by the Company on such date using part of the cash proceeds received from the sale of Grupo TMM’s interest in TFM to KCS. See “— Indebtedness — Other Arrangements — Securitization Facility”.

(6)	These amounts include principal payments and interest as of December 31, 2004.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors and Senior Management

Board of Directors
      Our Estatutos Sociales, or Bylaws, provide that our board of directors shall consist of at least five and not more than 20 directors and their corresponding alternates. We currently have seven directors on our board. Our board of directors is elected annually by a majority vote of our shareholders and is responsible for the management of the Company.
      Our current Board of Directors was elected at the Company’s Annual General Ordinary Shareholders’ Meeting held on April 29, 2005. Our directors and alternate directors, their principal occupations and years of service (rounded to the nearest year) as a director or alternate director are as follows:

		Years as a
		Director or
		Alternate
Name	Principal Occupation	Director	Age

Directors
José F. Serrano Segovia	Chairman of the Board and Chief Executive Officer of Grupo TMM	33	64
Ramón Serrano Segovia	Vice-Chairman of Grupo TMM	14	58
Javier Segovia Serrano	President of Grupo TMM	13	44
José Luis Salas Cacho	Private Investor	1	51
Ignacio Rodríguez Pullen	Attorney	2	32
Lorenzo Cué Sánchez Navarro	Private Investor	14	39
Robert Carl Rosenthal	CEO of Savile Finance Group	2	43
Alternate Directors
José Serrano Cuevas	New Projects Manager, Grupo TMM	6	25
Gerardo Primo Ramírez	General Director, TMM Logistics	13	52
Horacio Reyes Guzmán	Corporate Administrative and Planning Director of Grupo TMM	4	48
Mario Mohar Ponce	Private Investor	14	56
Ignacio Rodríguez Rocha	Attorney	14	69
Antonio Cué Sánchez Navarro	Private Investor	14	35
Juan Pablo Mariño	Executive Director of Savile Finance Group	2	38
José F. Serrano Segovia
      Mr. Serrano has served as a director and as our Chairman and Chief Executive Officer since 1992. He has owned and operated various companies in Mexico since 1972. Among the most outstanding positions of his past professional and entrepreneurial career are the following: Chairman of the Executive Committee and Chairman of the Board of Grupo Anáhuac, S.A. de C.V., Chairman of the Executive Committee, and Chairman of the Board of Hules Mexicanos, S.A. de C.V. Mr. Serrano has a master’s degree in engineering from Villanova University in Pennsylvania, U.S.A.
Ramón Serrano Segovia
      Mr. Serrano has served as Vice Chairman of the Board of Directors of Grupo TMM since 1991. Previously, Mr. Serrano served as Vice President of several companies owned by the Serrano Family such as Cementos Anáhuac, S.A. and Hules Mexicanos, S.A. de C.V.

Javier Segovia Serrano
      Mr. Segovia has served as President of Grupo TMM since 1999 and served in various executive positions with companies owned by Grupo TMM since 1987. He served as Chief Financial Officer of Hules Mexicanos, S.A. de C.V. and in 1994 was founder of Grupo Empresarial Seser (trade association for aftermarket automotive parts). Mr. Segovia has been a member of the board of directors of Grupo TMM since 1992. He graduated from the business administration program of the Universidad Anáhuac and has a master’s degree in Business Administration from the Instituto Panamericano de Alta Dirección de Empresas (“IPADE”).
José Luis Salas Cacho
      Mr. Salas is Chairman of Grupo Servicón, Corporación Saca and Corporación Sama. Throughout his professional career he has founded several real estate, telecom and energy companies. Additionally Mr. Salas has a political background, having served as the general coordinator of the presidential campaigns of Manuel J. Clouthier in 1988 and Diego Fernandez de Cevallos in 1994, and the strategic coordinator to President Vicente Fox’s successful presidential campaign in 2000. He has been a member of the Political Marketing Association and Electoral Campaigns in Latin America since 1994. Mr. Salas has a master’s degree in Business Administration from IPADE.
Ignacio Rodríguez Pullen
      Mr. Rodríguez has been a partner at the law firm Rodríguez Rocha, S.C. since 1996. Mr. Rodríguez’s practice comprises of corporate law as well as civil and commercial litigation before federal and local Mexican courts. He previously worked at Baker & McKenzie in 1992. In 1994 he left Baker & McKenzie to join Lenz & Asociados, S.C. Mr. Rodríguez holds a law degree from Universidad Anahuac.
Lorenzo Cué Sánchez Navarro
      Mr. Sánchez Navarro was President and founding partner of BCBA Ingeniera Inmobiliaria, S.A. de C.V. He is currently CEO and President of Capital Integral, S.A. de C.V., which is a private mutual fund for agroindustrial and entertainment investments. Mr. Sánchez Navarro has a master’s degree in Finance and Business Administration from Maclaren Business School, University of San Francisco, U.S.A.
Robert Carl Rosenthal
      Mr. Rosenthal has been a securities industry professional since December 1986 and for most of his career has specialized in European equity derivatives strategies. He joined Maple Securities (UK) Limited in 1996 and was responsible for the operation of Maple Securities’ offices in the United States, the United Kingdom and Italy. Mr. Rosenthal was also Global Head of Capital Markets and President of Maple Securities U.S.A. Inc. He is currently Chief Executive Officer of Savile Finance Group.
José Serrano Cuevas
      Mr. Serrano is currently working at Grupo TMM as a New Projects manager. He studied fine arts at the school of the Museum of Fine Arts, in Boston, U.S.A. Mr. Serrano has a degree in Finance and Business Administration, from Newport International University, U.S.A.
Gerardo Primo Ramírez
      Mr. Primo was Export Director of Grupo Anáhuac, S.A. de C.V. and Commercial Director for Latin America of Hol-CIM Trading, a subsidiary of Holderbank, a large cement production company, headquartered in Spain. He is currently Director of TMM Logistics. He previously worked at several positions at TMM including Land Transportation Director and Planning Director. Mr. Primo holds a degree in Economics and a master’s degree in Finance.

Horacio Reyes Guzmán
      Mr. Reyes joined TMM in 1993 and has served as Planning Director since February 1999. In 2004, he was promoted to Corporate Administrative and Planning Director. Prior to joining TMM, Mr. Reyes worked for a consulting firm, focusing on strategic planning activities. He also worked in the financial and planning areas of various Mexican multinational companies engaged in industry and tourism, including Grupo Anahuac, S.A. de C.V.
Mario Mohar Ponce
      Mr. Mohar has over eight years of experience in the Mexican transportation industry in a variety of positions. He was General Director of TFM, S.A. de C.V. until March 2005 and previously served as Chief Executive Officer of Hules Mexicanos, S.A. de C.V. He is currently President of the Asociación Mexicana de Empresas Ferrocarrileras and of the Intermodal Transportation Institute. Additionally, he is a member of the Board of Directors of Grupo TMM as well as other companies such as Administración de la Asociación Mexicana de Transporte Intermodal, A.C. (“AMTI”), and Intermodal Transportation Institute (“ITI”).
Ignacio Rodríguez Rocha
      Mr. Rodríguez Rocha has been an attorney in private practice since 1960. He is a member of the Boards of Automotriz México, S.A. de C.V. and Diesel de Toluca, S.A. de C.V. He is currently a partner at the law firm of Rodríguez Rocha, S.C.
Antonio Cué Sánchez Navarro
      Mr. Cué is the co-CEO of a leading real estate development company in Mexico. Prior to his career in real estate development, Mr. Cué was an investor and Director at several banking groups in Mexico, including Grupo Financiero Inbursa and Grupo Financiero del Sureste. In addition to running his real estate firm in Mexico, he is also an investor and member of the board of directors of several companies including: Capital Integral, Promotora Agricola Cué, Inmobiliaria Reforma, Metros Cúbicos, Kio Networks and Grupo Ildomani, the principal franchisee for Dave & Busters in Mexico. He is a Certified Public Accountant and currently lives in the United States.
Juan Pablo Mariño
      Mr. Mariño is currently Executive Director of Savile Finance Group. He previously worked as the Director of Maple Trade Finance Corp. and before that he worked at Bank of America as a Trading Director for the emerging markets division and at ABN AMRO Securities, as the head of ABN AMRO’s initial sales, distribution and trading networks; he also worked at Merrill Lynch International for six years, specializing in Latin American equity and fixed income product sales to offshore institutions. Mr. Mariño holds a bachelor of science degree in international finance from Drexel University.
      All alternate directors are employed by Grupo TMM with the exception of Antonio Cué Sánchez Navarro, Ignacio Rodríguez Rocha and Juan Pablo Mariño.

Executive Officers
      Our officers serve at the discretion of our Board of Directors. Our executive officers, their position and years of service with us and as an executive officer are as follows:

			Years as
		Years of	Officer
Name	Position	Service	Executive

Corporate Directors
José F. Serrano Segovia	Chairman of the Board and Chief Executive Officer	33	13
Javier Segovia Serrano	President	17	8
Horacio Reyes Guzmán	Corporate Administrative and Planning Director	12	6
Juan Fernández Galeazzi	Finance Director and Treasurer	9	3
Brad Lee Skinner	Senior Vice President, Investor Relations	9	5
Elvira Ruiz Carreño	Corporate Audit Director	9	2
Business Unit Directors
Gerardo Primo Ramírez	General Director, TMM Logistics	14	9
Eduardo Solórzano Caraza	General Director, Ports and Terminals	4	2
Silverio Di Costanzo Pérez	General Director, Specialized Maritime Transportation	14	10
      José F. Serrano Segovia, who is chairman of the board of directors and Chief Executive Officer of Grupo TMM, is a brother of Ramon Serrano Segovia, who is a member of the Board of Directors of Grupo TMM. Javier Segovia Serrano, a member of the Board of Directors and President of Grupo TMM, is the nephew of both José F. Serrano Segovia and Ramón Serrano Segovia. José Serrano Cuevas, who is an alternate director of the Board of Directors, is the son of José Serrano Segovia.

B.	Compensation
      For the year ended December 31, 2004, the aggregate total compensation paid to our 21 directors, alternate directors and executive officers for services in all capacities, was approximately $5.7 million. See Item 7. “Major Shareholders and Related Party Transactions.”

Pension, retirement or similar benefits
      All of our Mexican officers and employees are participants in our retirement plan. In general, (1) benefits under the retirement plan are payable when a participant reaches the age of 60 or on the date the participant actually retires; and (2) benefits are payable as an annuity paid monthly during the remaining lifetime of the employee. As of December 31, 2004, we had accrued $9.2 million to provide pension, retirement and other similar benefits. See Note 22 to our Financial Statements.

C.	Board Practices
      Our Bylaws provide that our Board of Directors shall consist of at least five but not more than 20 directors elected at our annual ordinary shareholders’ meeting to serve until their successors accept their election at the next annual ordinary shareholders’ meeting. The Board of Directors is responsible for the management of the Company. Mexican law requires that at least 25% of the members of the Board be independent directors.

Special Committees and Statutory Auditors
      The Board of Directors has appointed two special committees, a Planning and Finance Committee and a Compensation and Evaluation Committee. Mexican corporate practice requires special committees to be comprised of members of the Board of Directors, of which at least one should be independent.

Planning and Finance Committee
      This committee is composed of José F. Serrano, Ramón Serrano Segovia, Javier Segovia Serrano, and Ignacio Rodríguez Pullen (independent). This committee’s responsibilities include:

•	evaluating assumptions and verifying the completion of budgetary and strategic plans;

•	evaluating risk assessment with management;

•	discussing risk assessment with management;

•	reviewing investment and finance policies with management; and

•	presenting a report of the committee’s activities to the Board of Directors.
     Evaluation and Compensation Committee
      This committee is composed of José F. Serrano, Lorenzo Cué Sánchez Navarro (independent) and Robert Carl Rosenthal (independent). This committee’s responsibilities include:

•	reviewing procedures for hiring the Company’s president and senior executive officers;

•	reviewing human resources policies, including employees’ performance evaluation policies, promotions and structural changes to the Company; and

•	presenting proposals concerning the structure and amount of compensation for senior executive officers.

Audit Committee
      The Board of Directors of the Company appointed an audit committee to assist in handling the various functions of the Board. The audit committee members are José Luis Salas Cacho (independent), as President, Ignacio Rodríguez Pullen (independent), and Lorenzo Cué Sánchez Navarro (independent). None of the members of the audit committee are independent financial experts as defined under U.S. federal securities laws. Permanent invitees to meetings of the Audit Committee include Javier Garcia Sabaté, who is our statutory auditor, José F. Serrano, Javier Segovia, Horacio Reyes and our internal auditors, Elvira Ruiz and Verónica Martínez.
      The Audit Committee is responsible primarily for overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company. The Audit Committee is responsible for the evaluation of independent auditors and assists the Board in their selection, whose appointment is subject to an affirmative vote by the shareholders at the Annual General Shareholders’ Assembly and reviewing the scope of external audit services, including the compatibility of non-audit services with independence requirements. The Audit Committee also provides support to the Board of Directors of Grupo TMM in reviewing employees’ complaints concerning accounting and audit-related matters; the annual and interim financial statements of Grupo TMM and monitoring the qualifications, independence and performance of the external auditors and discussing any issues to be communicated to the Committee by the external auditors. In addition, the Audit Committee will meet separately with internal and external auditors with or without the presence of the Company’s management, to discuss the results of the audits and provide sufficient opportunity for a private meeting between members of internal and external audit and the Audit Committee, who may also request additional information from employees and legal counsel.

Disclosure Committee
      The Company is in the process of implementing a disclosure committee, which would supervise and review the Company’s corporate disclosure policy and disclosure controls and procedures compliance with applicable regulations. This committee will be composed of a member of the Audit Committee and at least two directors.

Code of Ethics
      The Company has adopted a Code of Ethics which applies to its principal executive officer, principal financial officer, and other senior management. We last updated the Code of Ethics in January 2004. The Code of Ethics may be viewed on the Company website at www.grupotmm.com under the caption “Investors — Corporate Governance”.

Statutory Auditor
      Pursuant to the Mexican Securities Market Law, as amended, we must have at least one comisario, or statutory auditor, who is elected by our shareholders at our Annual General Ordinary Shareholders’ Meeting. In accordance with the amendments to the Mexican Securities Market Law, every 10% holder, or group of holders, of a series of our shares may elect a statutory auditor and an alternate statutory auditor at the Annual General Ordinary Shareholders’ Meeting. The primary role of the statutory auditor is to report to our shareholders at the Annual General Ordinary Meeting its opinion as to (i) the accounting and disclosure policies and criteria utilized by the Company, (ii) whether such policies and criteria have been consistently applied, and (iii) whether the financial information presented by the Board of Directors fairly presents the financial condition and the results of the operations of the Company for the applicable fiscal year.
      In accordance with Mexican law, the statutory auditor receives monthly reports from the Board of Directors regarding material aspects of our affairs, including our financial condition, and is invited to attend any meeting of the Board of Directors and the Audit Committee. The statutory auditor may express opinions at such meetings, but may not vote.
      The statutory auditor is also authorized to:

•	call Ordinary or Extraordinary General Shareholders’ Meetings;

•	place items on the agenda for meetings of shareholders or the Board of Directors;

•	attend meetings of shareholders, the Board of Directors, or the Audit Committee;

•	review all of our transactions;

•	inspect our books of account and all other pertinent documents; and

•	generally monitor our affairs.
      At our April 29, 2005 Annual General Ordinary Shareholders’ Meeting, Javier García Sabaté was elected to be our statutory auditor and Carlos Mendez Rodríguez was elected to serve as our alternate statutory auditor until their successors are appointed at the next Annual General Ordinary Shareholders’ Meeting.
Significant Differences Between Mexican and U.S. Corporate Governance Standards
      The New York Stock Exchange has adopted amendments to its corporate governance listing standards for U.S. domestic issuers concerning the role of independent directors, committees under the board of directors, corporate governance guidelines, codes of business conduct and ethics, shareholder approval of equity compensation plans and annual certification by principal executive officers. Under these rules, listed foreign private issuers, like Grupo TMM, must disclose any significant ways in which their corporate governance practices differ from those followed by U.S. domestic listed companies under the NYSE listing standards. Grupo TMM follows corporate governance practices which are different from those required for U.S. domestic listed companies in the following respects:

•	Boards of directors of U.S. domestic listed companies must have a majority of independent directors, non-management directors of U.S. domestic listed companies must meet at regularly scheduled executive sessions without management and U.S. domestic listed companies must have nominating/ corporate governance and compensation committees composed entirely of independent directors. Under Mexican law there is no requirement for regularly scheduled executive sessions with management. In addition, domestic regulations do not require a “lookback” period in determining the independence of a director, as is the case in the U.S.

•	U.S. domestic listed companies must have an audit committee with a minimum of three members each of whom must be independent and financially literate in accordance with New York Stock Exchange rules, and at least one member must have accounting or related financial management expertise meeting NYSE standards. U.S. domestic listed company audit committees must also (1) have a written charter, (2) evaluate and review the lead partner of the independent auditor and assure its regular rotation, (3) discuss earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies, (4) meet separately with management and with external and internal auditors, and (5) set clear hiring policies for employees of the independent auditors. Similarly, Mexican practices require that the audit committee should be composed of three to seven directors of which the president of the committee and a majority of the members should be independent. Moreover, some of the functions that the Audit Committee performs according to U.S. standards are currently required to be performed by the Planning and Financing Committee according to domestic practices, such as: control procedures, discussion of earnings guidance and financial information provided to analysts and credit agencies and discussion of risk assessment policies with management.

•	U.S. domestic listed companies must adopt corporate governance guidelines discussing specified subjects, such as director qualifications and responsibilities, responsibilities of key board committees and director compensation. Grupo TMM is working on completing and updating its corporate governance guidelines to align them with U.S. standards and requirements.

•	U.S. domestic listed companies must adopt a code of business conduct and ethics for directors, officers and employees covering specified subjects and promptly disclose violations of the code. Domestic practices as per the Internal Regulations of the “Bolsa Mexicana de Valores” (Mexican Stock Exchange) contemplates that a private issuer must have a Code of Business Conduct and Ethics. Grupo TMM has updated its Code of Business Conduct and Ethics in alignment with U.S. standards and requirements.

•	As per Mexican practice, the board of directors may appoint one or more Special Committees in order to delegate its supervisory authority. At least one member of each Special Committee should be an independent director. Grupo TMM has a standing Planning and Finance Committee and an Evaluation and Compensation Committee. These Committees, of which at least one director is independent, do comply with domestic corporate practices and are composed of members of the Board.

•	U.S. domestic listed companies are required to have a Nominating/ Corporate Governance Committee, while current domestic practices do not require so. In Mexico, a private issuer must have a Planning and Finance Committee that performs similar activities to those required by U.S. domestic listed companies.

•	U.S. corporate practices provide that the Compensation Committee must be composed entirely of independent directors, while Mexican regulations provide that the Compensation Committee can be composed of three to seven members of which at least one director should be independent.

•	U.S. domestic listed companies must obtain shareholder approval with respect to any equity compensation plan for any employee, director or service provider for compensation for services. U.S. domestic listed companies must also obtain shareholder approval (subject to certain exceptions)

prior to the issuance of common stock or securities convertible into or exercisable for common stock (1) to a director, an officer, a substantial security holder or a party related to any of them if the number of shares of common stock which are to be issued or are issuable upon conversion exceeds 1% of the number of shares of common stock or voting power outstanding before the issuance, (2) in any transaction or series of transactions, if the voting power of the common stock is equal to or exceeds 20% of the voting power outstanding before the issuance or if the number of shares of the common stock is equal to or exceeds 20% of the number of shares outstanding before the issuance, and (3) that will result in a change of control of the issuer. Mexican companies are not subject to shareholder approval with respect to equity compensation plans.

D.	Employees
      As of June 30, 2005, we had 4,861 employees (TFM is no longer included), approximately 67% of whom were unionized. As of December 31, 2004, we had 8,491 employees (inclusive of 3,550 employees at TFM), approximately 57% of whom were unionized. In accordance with customary practice in Mexico, we negotiate union contracts annually with regard to wages and every two years with regard to other matters, including benefits. We have experienced nine strikes since 1958. The longest of these strikes occurred in 1981 and lasted 21 days. We have not experienced a strike since 1987 and believe that relations with our employees are good.
      Commencing in the first quarter of 1999, we effected a corporate reorganization with the goal of reducing administrative costs by creating a more efficient management structure. The reorganization primarily consisted of cost reductions and employee reductions at our corporate headquarters.

E.	Share Ownership
      As of July 31, 2005, the Serrano Segovia family directly held 7,896,353 Series A Shares, and the CPO Trustee maintained 48,584,666 Series A Shares of our capital stock in the form of ADSs, including 18,053,472 Series A Shares that are beneficially owned by the Serrano Segovia family. Accordingly, as of such date, the Serrano Segovia family controlled the voting power of our capital stock. The voting power controlled by the Serrano Segovia family varies from time to time, depending upon the number of Series A Shares held by the Serrano Segovia family and by the CPO Trust or others. As of July 31, 2005, the Serrano Segovia Family controlled 45.6% of the voting power in respect of the total amount of TMM Shares outstanding as of that date.
      As of July 31, 2005, Messrs. Javier Segovia Serrano, Mario Mohar Ponce and Brad Lee Skinner beneficially owned Series A Shares of Grupo TMM. Each of these individuals owned less than 1% of the outstanding Series A Shares, and other than as set forth below in the table entitled “Major Shareholders,” no other directors, alternate directors or executive officers owned any shares of our capital stock. As of April 30, 2005, Messrs. José F. Serrano Segovia and Ramón Serrano Segovia together with their sister, Ms. Teresa Serrano Segovia, controlled an aggregate of 25,949,825 Series A Shares, representing 45.6% of the outstanding Series A Shares.
      Series A Shares were contributed to the CPO Trust established with a 30-year term by Nacional Financiera, S.N.C. (the “CPO Trustee”) on November 24, 1989. The CPO Trustee authorized the issuance of non-redeemable ordinary participation certificates (certificados de participación ordinarios no amortizables) (“CPOs”) that correspond to our Series A Shares. One CPO may be issued for each Series A Share contributed to the CPO Trust. CPOs constitute separate negotiable instruments different and apart from the Series A Shares, and afford to their holders only economic rights with respect to the Series A Shares held in the CPO Trust. Such voting rights are exercisable only by the CPO Trustee, which is required by the terms of the CPO Trust to vote such Series A Shares in the same manner as holders of a majority of the outstanding Series A Shares not held in the CPO Trust and voted at the relevant meeting. Mexican and non-Mexican investors may hold CPOs without restrictions of any kind. The acquisition of Series A Shares representing 5% or more of the capital stock of Grupo TMM by any person or group of persons (other than the Serrano Segovia family and the CPO Trustee), in one or a series of simultaneous or successive transactions requires the prior approval of the board of directors. As of July 31, 2005, the CPO Trustee held CPOs underlying an aggregate of 48,584,666 Series A Shares in the form of ADSs.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders
      The following table indicates, as of July 31st, unless otherwise indicated, the persons or groups who are the record owners or to have voting control of shares representing more than 5% of our outstanding Series A Shares. For your convenience, we have also included the beneficial ownership amounts with respect to these individuals or entities. Accordingly, each person with shared voting and dispositive power with respect to certain securities may be deemed to own the totality of such securities for purposes hereof.

	Actual Ownership			Beneficial Ownership

Owner	Series A Shares	ADRs	Total	Amount	Percent

José F. Serrano Segovia(a)(b)	4,021,568	6,394,556	10,416,124	25,949,825	45.6%
Ramón Serrano Segovia(a)(b)	2,491,485	4,983,981	7,475,466	11,707,880	20.6%
Teresa Serrano Segovia(a)(b)	956,950	2,868,871	3,825,821	3,825,821	6.7%
Servicios Directivos Servia, S.A. de C.V.(a)(b)	425,850	3,806,064	4,231,914	4,231,914	7.4%
Promotora Servia, S.A. de C.V.(a)(b)	500	0	500	4,232,414	7.4%
Williams, Jones & Associates, Inc. (c)	0	4,000,850	4,000,850	4,000,850	7.0%
Litespeed Capital, LLC(d)	0	3,650,500	3,650,500	3,650,500	6.4%
Chesapeake Partners Management Co, Inc.(e)	0	2,595,500	2,595,500	2,595,500	4.6%

(a)	Based upon information set Forth in a Schedule 13D filed on May 28, 2002. The Schedule 13D was filed by the following persons, all of whom disclaim membership in a group: José F. Serrano Segovia, who is deemed to beneficially own 25,949,825 Series A Shares (45.6%), and who has the sole power to vote 21,717,408 of such shares, the sole power to dispose of 10,416,124 of such shares, and who has the shared power to vote and dispose of 4,232,414 of such shares; Ramón Serrano Segovia, who is deemed to beneficially own 11,707,880 Series A Shares (20.6%), and who has the sole power to vote none of such shares, the sole power to dispose of 7,475,466 of such shares and the shared power to vote and dispose of 4,232,914 of such shares; Teresa Serrano Segovia, who beneficially owns and has the sole power to dispose of 3,825,821 Series A Shares (6.7%); Servicios Directivos Servia, which beneficially owns and has the shared power to vote and dispose of 4,231,914 Series A Shares (7.3%); and Promotora Servia, S.A. de C.V., which beneficially owns and has the shared power to vote and dispose of 4,232,414 Series A Shares (7.4%).

(b)	As of July 31st 2005, (i) 14,247,408 of the 21,717,411 Series A Shares beneficially owned by José, Ramón and Teresa Serrano Segovia are represented by ADSs representing CPOs which correspondingly represent financial interests in the same number of Series A Shares and (ii) 3,806,064 of the 4,231,914 Series A Shares beneficially owned by Servicios Directivos Servia, S.A. de C.V. were represented by ADSs. José, Ramón and Teresa Serrano Segovia have jointly pledged 3,575,000 ADSs to Citibank, N.A. to secure a demand loan in the principal amount of $5.0 million. José and Ramón Serrano Segovia have jointly pledged (i) 6,513,053 Series A Shares to Ixe Banco, S.A., Institución de Banca Múltiple, Ixe Grupo Financiero, to secure a loan in the principal amount of $5.0 million, (ii) 7,958,187 ADSs to Argyll Equities LLC to secure a loan in the aggregate amount of $17.0 million. Teresa Serrano Segovia has pledged (i) 960,000 ADSs to Ixe Banco, S.A., Institución de Banca Múltiple, Ixe Grupo Financiero, to secure a loan in the aggregate amount of $3.0 million. Servicios Directivos Servia, S.A. de C.V. has pledged (i) 3,737,064 ADSs to Argyll Equities LLC to secure a loan in the aggregate amount of $17.0 million referenced above, (ii) 425,850 Series A Shares to Ixe Banco, S.A., Institución de Banca Múltiple, Ixe Grupo Financiero, to secure a loan in the principal amount of $5.0 million referenced above.

(c)	Based upon information contained in such company’s Schedule 13F filed as of June 30, 2005.

(d)	Based upon information contained in such company’s schedule 13F filed as of June 30, 2005.

(e)	Based upon information contained in such company’s Schedule 13F filed as of June 30, 2005.

B.	Related Party Transactions

Promotora Servia Agreements
      We and Promotora Servia agreed to terminate a professional services agreement with Grupo Servia, pursuant to a termination agreement dated August 23, 2001, as amended (the “Termination Agreement”). In accordance with the terms of the Termination Agreement, we and Promotora Servia agreed to terminate the Management Agreement effective March 6, 2003. In accordance with the terms of the Termination Agreement, we ceased paying for management services received from Promotora Servia as of the end of July 2001. Promotora Servia is owned by members of the Serrano Segovia family: 57.14% by José F. Serrano Segovia and 42.86% by Ramón Serrano Segovia.
      We and Grupo Servia entered into a tax benefits agreement dated December 5, 2001 (the “Tax Benefits Agreement”) providing for the transfer to us of certain of the benefits derived from Grupo Servia’s ability to consolidate the results of its subsidiaries and affiliates and providing for a payment to Promotora Servia of $9.4 million by us in respect of such benefits. On December 31, 1991, Grupo Servia obtained an authorization from the Ministry of Finance and Public Credit to consolidate its results with each and every one of its subsidiaries or affiliates for tax purposes (the “Fiscal Consolidation”). Pursuant to the Tax Benefits Agreement, Grupo Servia assigned to us the benefits derived from the Fiscal Consolidation.
      On April 30, 2003, we amended the terms of the Termination Agreement with Promotora Servia to extend the payment date for a portion of the amount owed until May 30, 2003. We paid $20.4 million (representing the amount owed under the Tax Benefits Agreement and the portion of the amount owed under the Termination Agreement that was not extended) to Promotora Servia on April 30, 2003. The remaining unpaid balance owed to Promotora Servia was $6.5 million, and as payment in full for such obligations Promotora Servia received Senior Secured Notes in lieu of a cash payment containing the same payment terms as those offered in the restructuring in an aggregate principal amount equal to such remaining unpaid balance.

Seacor
      Through a joint venture, Grupo TMM (60% interest) and Seacor Inc. (40% interest) participate in the offshore services industry sector through their subsidiaries Seamex International, Ltd. and Maritima Mexicana, S.A. (“Marmex”). Seacor is one of the largest U.S. companies engaged in operating supply ships and supplying support services to offshore drilling platforms in the Gulf of Mexico. Marmex operates offshore vessels providing services to the Mexican offshore drilling site in the Cantarell field in the southern part of the Gulf of Mexico. Seamex International, Ltd. and Seacor have internal arrangements through which each company may receive or transfer money in accordance with its cash requirements, as well as provide agency services and repair services to each other. The accounts receivable at December 31, 2003 and 2004 of $593,000 and $448,000, respectively, correspond to agency services and repairs provided. See Note 15 of our Financial Statements.

C.	Interest of Experts and Counsel
      Not applicable.

ITEM 8.	FINANCIAL INFORMATION
      See Item 18 — “Financial Statements.”

A.	Legal Proceedings

Dispute with Kansas City Southern
      On April 20, 2003, we entered into the Original Acquisition Agreement with KCS, which at that time owned a 49% voting interest in Grupo TFM, under the terms of which we were to sell our entire interest in Grupo TFM, which owns 80% of TFM and through which our railroad operations are conducted. Under the agreement, KCS was to acquire our interest in Grupo TFM in exchange for $200 million in cash and 18 million shares of common stock of KCS. In addition, we were to have the right to receive an additional earnout (the “Earnout”) of up to $175 million in cash ($180 million if KCS elected to defer a portion of the payment) in the event that the pending VAT claim against the Mexican Government by TFM was successfully resolved prior to the execution by the Mexican Government of its Put rights in certain shares of TFM and the amount of VAT Proceeds received was greater than the purchase price of the Put shares held by the Mexican Government. Completion of the TFM Sale was subject to approval by (i) holders of our Old Senior Notes, (ii) the shareholders of KCS and (iii) our shareholders, receipt of certain governmental approvals in the United States and Mexico and other customary conditions.
      Subsequent to the execution of the Original Acquisition Agreement, KCS representatives undertook certain activities that we believe jeopardized the economic value to be realized by us and our shareholders from the sale of Grupo TFM. We believe these actions interfered with our ability to realize the Earnout and also created the potential for serious detriment to the value of the KCS shares we were to receive in the transaction.
      On August 18, 2003, our shareholders voted to reject the Original Acquisition Agreement. In addition, our board of directors met on August 22, 2003 and voted to terminate the Original Acquisition Agreement. We sent a notice of termination of the Original Acquisition Agreement to KCS that day. On August 29, 2003, KCS sent a notice of dispute to us and filed a complaint in the Delaware Chancery Court, requesting a preliminary injunction to enjoin us from violating the terms of the Original Acquisition Agreement pending a subsequent decision by a panel of arbitrators regarding whether the Original Acquisition Agreement was still in force. KCS simultaneously filed a suit against Grupo TFM and TFM (and its director appointed by Grupo TMM) in Mexico, alleging that Grupo TFM had taken certain actions without fulfilling certain procedural requirements regarding notice of a board of directors meeting. We responded to the action by asserting that Grupo TMM had properly terminated the Original Acquisition Agreement.
      On October 22, 2003, the Delaware Chancery Court granted KCS’s request for an injunction, maintaining the status quo and issued an order requiring us and KCS not to violate any of the terms of the Original Acquisition Agreement pending arbitration of the issues. On October 31, 2003, KCS filed a demand for arbitration before the American Arbitration Association pursuant to the Original Acquisition Agreement’s dispute resolution provisions seeking, among other things, a declaration that the Original Acquisition Agreement was wrongfully terminated and that we breached our obligations thereunder. KCS sought at that time specific performance of our obligations under the Original Acquisition Agreement or, in the alternative, monetary damages in the amount of at least $500 million.
      On November 18, 2003, Grupo TMM filed a response denying KCS’s allegations and asserting counterclaims requesting, among other things, declaratory relief in the form of a finding that Grupo TMM properly terminated the Original Acquisition Agreement and awarding Grupo TMM damages for KCS’s breach of the Original Acquisition Agreement.
      On December 8, 2003, we and KCS participated in a preliminary hearing with the arbitrators during which the arbitrators deliberated whether the issue of the Original Acquisition Agreement’s continued effectiveness should be bifurcated from the other issues in the case. On December 22, 2003, the panel bifurcated the issue of whether Grupo TMM properly terminated the Original Acquisition Agreement from the other disputed issues between the parties and scheduled a hearing on that issue. On February 2, 3 and 4,

2004, a hearing was held in New York on the issue of whether Grupo TMM’s termination was proper. We maintained that we properly terminated the Original Acquisition Agreement while KCS sought a declaration that the Original Acquisition Agreement was wrongfully terminated. On February 19, 2004, we and KCS filed post-hearing briefs with the panel. In March 2004, the arbitration panel issued a ruling solely on the issue of the termination of the agreement by Grupo TMM based on the failure of the stockholders to approve the Acquisition at the stockholders’ meeting held in August 2003. The panel ruled that the termination on this basis was not effective and that the agreement remained in effect and binding on the parties unless otherwise terminated in accordance with its terms or by law. The parties have entered into a stipulation under which further arbitration proceedings were deferred and each party reserved its rights to pursue further proceedings at any time.
      Since the issuance in April 2004 of the order and stipulation by the arbitration panel pursuant to which the parties agreed not to request a scheduling order at that time, the Company and KCS and their respective representatives engaged in discussions regarding the potential settlement of the dispute and the possible amendment of the Original Acquisition Agreement. The transaction contemplated by the Original Acquisition Agreement would have constituted a “Qualifying Disposition” under the indenture governing the Senior Secured Notes, permitting the Company to complete the transaction without any further consent or approval of the holders of the Senior Secured Notes, subject to compliance with certain conditions, such as receipt of required fairness opinions and a limitation on the ability of KCS to exercise a right to pay a portion of the cash purchase price in additional shares of KCS common stock if the cash consideration would be less than 35% of the principal amount of, and accrued unpaid interest on, the Senior Secured Notes outstanding at the time the transaction was completed. The Company expected that any transaction pursuant to any amended Original Acquisition Agreement would also constitute a Qualifying Disposition.
      On December 15, 2004, KCS and we announced that the companies had entered into the AAA, whereby Grupo TMM would sell its interest in TFM, through certain of its subsidiaries, to KCS for $200 million in cash, 18 million shares of KCS common stock, $47 million in a 5% promissory note payable on June 2007, and up to $110 million payable in a combination of cash and KCS common stock upon successful resolution of the current proceedings related to the VAT Claim and the Put with the Mexican Government.
      The transaction represented a renegotiation of the transaction provided for in the Original Acquisition Agreement. See Item 4. “Information on the Company — Recent Developments — Disposition of Grupo TMM’s interest in Grupo TFM to KCS — The Amended Acquisition Agreement — TFM VAT Award”.

Other Legal Proceedings
      On September 15, 2003, HFTP Investment, L.L.C., Gaia Offshore Master Fund Ltd., and Caerus Fund, Ltd. filed a lawsuit against us seeking a declaratory judgment to adjust the exercise price of the note-linked securities and the number of American Depositary Shares acquirable upon exercise of the note-linked securities acquired by them from us in connection with convertible notes issued by us in April 2002.
      On June 14, 2004, the Supreme Court of the State of New York issued partial summary judgment in favor of HFTP Investment, L.L.C., Gaia Offshore Master Fund Ltd. and Caerus Fund, Ltd. in connection with the lawsuit seeking a declaratory judgment that the conversion price and number of American Depositary Shares (“ADSs”) of the Company issuable upon exercise of the Company’s note-linked securities should be adjusted. The court determined that, under the terms of the note-linked securities, the announcement of the sale of the Company’s interest in TMM’s Ports and Terminals operations and of Grupo TMM’s interest in Grupo TFM triggered the Company’s obligation to adjust the exercise price of the note-linked securities and the number of ADSs acquirable upon exercise thereof. That decision was affirmed by the Appellate Division, First Department, on April 27, 2005. A bench trial was held on May 26, 2005, to determine if plaintiffs were entitled to damages and, if so, in what amount. As of September 8, 2005, no decision has been rendered concerning the measure of damages in this case.
      The note-linked securities could be exercised at any time or from time to time on or prior to May 29, 2005. In connection with the note-linked securities, we also entered into the Registration Rights Agreement, dated as of May 6, 2002, by and among Grupo TMM, HFTP Investment L.L.C., Gaia Offshore Master Fund,

Ltd., Caerus Fund Ltd. and Leonardo, L.P., under which we provided the holders of the Convertible Notes and note-linked securities with certain rights to the registration of the Series A Shares issuable upon conversion of the notes and exercise of the note-linked securities held, or to be held, by them under the Securities Act. According to the terms of the Registration Rights Agreement, we filed a registration statement on Form F-3 that was declared effective on August 8, 2002. As a result of the pending litigation concerning the adjustment to the exercise price for our Series A Shares, represented by ADSs, we have been ordered to file an additional registration statement and extend the expiration date of the exercise of the note-linked securities from May 29, 2005, to the date that is two weeks after the date on which such registration statement registering additional Series A Shares, represented by ADSs that may be issued in respect of the note-linked securities is declared effective by the SEC.
      The Company does not believe these claims will have a material adverse effect on its business or operations.
      On September 14, 2001, the Mexican Ministry of Finance and Public Credit notified us of a tax assessment in the amount of Ps. 326.0 million (equivalent to approximately $34.0 million), for certain alleged irregularities detected in a tax audit involving the fiscal years 1995 and 1996. Our management believed that such assessment has no merit and for that reason prepared its legal defense accordingly. On November 9, 2004, the Fiscal Tribunal (“Tribunal Federal de Justicia Fiscal y Administrativa”) issued a ruling, which confirmed that the tax assessment had no merit. The tax authorities have appealed the ruling and such appeal is pending resolution before the Supreme Court. We have not provided for this contingency in our Financial Statements.
      We are a party to various other legal proceedings and administrative actions, all of which are of an ordinary or routine nature and incidental to our operations. Although it is impossible to predict the outcome of any legal proceeding, in the opinion of our management, such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on our financial condition, results of operations or liquidity. For information regarding our pending tax assessment, see Note 24 to our annual audited Financial Statements.
Dividends
      At shareholders’ meetings, shareholders have the ability, in their discretion, to approve dividends from time to time. At the ordinary shareholders’ meeting held on April 24, 1997, the shareholders of our predecessor, TMM, declared, but have not yet paid, a dividend equivalent to $0.17 per share, subject to not infringing upon restrictions established by our outstanding debt obligations and to the availability of funds. At the shareholders’ meeting that declared such dividend, the shareholders delegated to the Board of Directors the authority to determine when the dividend may be paid.

B.	Significant Changes
      See Item 4. “Information on the Company — Business Overview — Recent Developments”.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and listing details

Nature of the trading market
      Series A Shares started trading on the Bolsa Mexicana de Valores, S.A. de C.V. (the “Mexican Stock Exchange” or the “Bolsa”) on September 24, 1980 and Series L Shares on August 9, 1991. In June 1992, L Share ADSs, each representing one Series L Share, were issued by Citibank, N.A. (the “Depositary”) as depositary in exchange for Rule 144A ADSs and as part of an initial public offering, and commenced trading on the New York Stock Exchange (“NYSE”). On September 13, 2002, we completed a reclassification of our Series L Shares of stock as Series A Shares. The reclassification combined our two classes of stock into a single class by converting each share of our Series L Shares into one share of our Series A Shares. The reclassification also eliminated the variable portion of our capital stock and we became a fixed capital corporation (sociedad anónima). Following the reclassification, we had 56,963,137 Series A Shares outstanding. As a result of the elimination of the variable portion of our capital stock, our registered name changed from Grupo TMM, S.A. de C.V. to Grupo TMM, S.A.
      As of July 31, 2005, of the 56,963,137 outstanding Series A Shares, 48,584,666 were held in the form of ADSs.
      The CPOs do not trade independently of the Series A Shares on the Bolsa. In the event that CPOs are sold to a Mexican national, the Series A Shares underlying such CPOs will be delivered directly to the purchaser through S.D. Indeval, S.A. de C.V. (“Indeval”). Indeval is a privately owned central securities depositary that acts as a clearing house, depositary, custodian, settlement, and transfer agent and registration institution for Mexican Stock Exchange transactions, eliminating the need for physical transfer of securities. Because non-Mexican nationals cannot acquire direct interests in the Series A Shares, in the event that the purchaser of such Series A Shares is not a Mexican national, such Series A Shares must be delivered in the form of CPOs through Indeval.
      On August 11, 2004, we issued the 2007 Notes in exchange of our Old Senior Notes (9 1/2% Notes due 2003 and 10 1/4% Notes due 2006). Unlike the Old Senior Notes, the 2007 Notes are not traded on the NYSE. See Item 5. “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Indebtedness.”
      The tables below set forth, for the periods indicated, the reported high and low prices on the Mexican Stock Exchange and on the NYSE for the Series A Shares and Series L Shares and the CPO ADSs and L Share ADSs, respectively. Information on the Company’s Series L Shares in the Mexican Stock Exchange and in the New York Stock Exchange is reported until September 12, 2002, as per our share reclassification.
Mexican Stock Exchange
Price per Share

	A Shares		L Shares

Previous Five Years:	High	Low	High	Low

	(Pesos)
2000	93.00	42.00	103.00	39.00
2001	123.85	47.30	128.38	48.80
2002(1)	106.00	51.60	106.40	56.00
2003	55.00	16.61	*	*
2004	47.50	25.00	*	*

(1)	Series L Shares information through September 12, 2002.

*	N.A.

Mexican Stock Exchange
Price per Share

	A Shares		L Shares

Previous Two Years (By Quarter):	High	Low	High	Low

	(Pesos)
2003:
First Quarter	56.90	33.50	*	*
Second Quarter	45.00	16.61	*	*
Third Quarter	40.00	23.50	*	*
Fourth Quarter	48.00	35.00	*	*
2004:
First Quarter	47.50	33.00	*	*
Second Quarter	30.00	28.70	*	*
Third Quarter	30.50	25.00	*	*
Fourth Quarter	40.51	26.01	*	*
2005:
First Quarter	40.00	36.02	*	*
Second Quarter	34.00	31.40	*	*
Third Quarter	37.94	33.20	*	*

(1)	Series L Shares information through September 12, 2002.

*	N.A.
Mexican Stock Exchange
Price per Share

	A Shares

Previous Six Months:	High	Low

	(Pesos)
*March 31, 2005	—	—
April 30, 2005 ,	31.40	31.40
May 31, 2005	34.00	33.79
June 30, 2005	33.25	33.20
July 31, 2005	37.94	35.00
*August 30, 2005	—	—

*	Series A Shares did not trade in the months of March and August.
Source:     InfoSel Financiero
New York Stock Exchange
Price per Share

	CPO ADS		L Shares ADS

Previous Five Years:	High	Low	High	Low

	(Dollars)
2000	10.38	4.19	11.13	4.50
2001	13.60	4.00	13.95	4.61
2002(1)	11.23	4.60	11.50	4.95
2003	5.43	1.45	*	*
2004	4.56	1.85	*	*

(1)	Series L Shares information through September 12, 2002.

*	N.A.

New York Stock Exchange
Price per Share

	CPO ADS		L Shares ADS

Previous Two Years (By Quarter):	High	Low	High	Low

	(Dollars)
2003:
First Quarter	5.43	2.83	*	*
Second Quarter	4.34	1.45	*	*
Third Quarter(1)	3.80	2.82	*	*
Fourth Quarter	4.39	3.13	*	*
2004:
First Quarter	4.56	2.74	*	*
Second Quarter	3.23	2.40	*	*
Third Quarter	2.76	1.85	*	*
Fourth Quarter	3.94	2.20	*	*
2005:
First Quarter	3.69	3.00	*	*
Second Quarter	3.20	2.09	*	*
Third Quarter	3.75	2.40	*	*

(1)	Series L Shares information through September 12, 2002.

*	N.A.
New York Stock Exchange
Price per Share

	CPO ADS

Previous Six Months:	High	Low

	(Dollars)
March 31, 2005	3.50	3.00
April 30, 2005	3.20	2.56
May 31, 2005	3.02	2.09
June 30, 2005	3.09	2.40
July 31, 2005	3.70	3.00
August 31, 2005	3.75	3.05
Source: NYSE — Price history composite

B.	Plan of Distribution
      Not applicable.

C.	Markets
      Our Series A Shares trade on the Mexican Stock Exchange and on the NYSE. Our 10 1/2% Senior Secured Notes due 2007 trade on the NYSE.

D.	Selling Shareholders
      Not applicable.

E.	Dilution
      Not applicable.

F.	Expenses of the Issue
      Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital
      Not applicable.

B.	Memorandum and Articles of Association
      The following is a summary of the provisions of the Estatutos Sociales (By-laws) of Grupo TMM and is qualified in its entirety by the actual provisions within the bylaws themselves and applicable provisions of the General Law of Mercantile Companies and the Mexican Securities Market Laws. For a description of the provisions of our Bylaws relating to our Board of Directors, Executive Committee and statutory auditors, see Item 6. “Directors, Senior Management and Employees”.

Organization and Register
      We were incorporated in the United Mexican States as a sociedad anonima, as evidenced by public deed number 26,225 dated August 14, 1987. We amended our Estatutos Sociales on August 29, 2002 in connection with the reclassification of our Series A and Series L Shares. We last amended our Estatutos Sociales on February 11, 2004 concerning changes to our capital stock.
      The stated duration of the Company is ninety-nine years following the date of its incorporation, which term may be extended one or more times by resolution of our shareholders adopted in an Extraordinary Shareholders’ Meeting.
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

Board of Directors
      Our business and affairs are managed by the Board of Directors, which consists of not more than 20 or less than five persons, provided that at least twenty-five percent of the directors are independent. Our directors are elected annually at the Annual General Meeting of shareholders. Each director (whenever elected) holds office until the next Annual General Meeting of shareholders following his or her election and until his or her successor is elected and qualified or until his or her earlier resignation or removal.
      Any director may resign at any time. Any director may be removed with or without cause at any time by an affirmative vote of a majority of the shareholders entitled to vote at a General Ordinary Shareholders’ Meeting. If any vacancies occur in the Board of Directors, or if the authorized number of directors is increased, the directors then in office may continue to act (provided that the majority of our Board of Directors is present), and such vacancies may be filled by a majority of the directors then in office. Any vacancies or newly created directorships also may be filled by an affirmative vote of a majority of the shareholders entitled to vote at a general meeting of shareholders called for such purpose.
      The meetings of the Board of Directors may be ordinary or extraordinary. The ordinary meetings shall be held periodically on the dates and times designated by such Board of Directors, provided that such Board of Directors meets at least once every three months. The extraordinary meetings shall be held when the Chairman of the Board of Directors determines or at the request of twenty-five percent of the directors or any of the examiners of the company. The Board of Directors shall meet at the Company domicile or at any other place in Mexico or abroad as determined beforehand in the respective call. The meetings of the Board of

Directors shall be presided over by the Chairman of the same and in absence of such, by any director designated by the directors present at the meeting in question, by a majority of votes.
      In order for the Board of Directors meeting to be valid, at least half of the directors that make up the Board of Directors from time to time must be in attendance. In order for the resolutions of the Board of Directors to be considered valid, they should be adopted by the favorable vote of the majority of the directors present at the meeting in question. In the event of a tie, the Chairman of the Board of Directors, or its alternate, as applicable, shall have the tie-breaking vote.

Capital Stock
      The nominal capital stock of the Company is in the amount of Ps. 1,400,000,000.00 (Mexican Pesos) pesos, represented by 67,463,137 Series “A” common shares, without par value. Of that capital stock, the amount of Ps. 700,000,000.00 (Mexican Pesos) is completely subscribed and paid in, and is represented by 56,963,137 outstanding Series “A” common shares, without par value, all subscribed and paid in. The Company has an authorized capital stock of Ps. 700,000,000.00 (Mexican Pesos) and retains as treasury stock for conversion 10,500,000 Series “A” common shares, without par value.

Registration and Transfer
      All shares are evidenced by share certificates in registered form. Mexican law requires that all shares be represented by a certificate, although a single certificate may represent multiple shares of stock. Certificates may be issued in the name of the registered holder. All of our share certificates are issued in the name of the registered holder. Mexican law also requires that all transfers, encumbrances and liens on nominative shares must be recorded in the share registry book and are only enforceable against us and third parties after such registration occurs. S.D. Indeval, S.A. de C.V. (“Indeval”) is the registrar and transfer agent for the Series A Shares held in book-entry form. Shareholders holding their share certificates directly are required to be recorded as such by the secretary of the Company in our share registry book.

Shareholders’ Meetings
      Shareholders are entitled to vote on all matters at ordinary or special shareholders’ meetings. The Board of Directors will convene an Annual Shareholders’ Meeting at least once a year on the date determined by the Board of Directors within the first four (4) months following the closure of the fiscal year. In addition to dealing with the matters included on the agenda, the shareholders’ meeting should discuss, approve or modify the report of the Board of Directors and the report of the examiners referred to in the General Law of Mercantile Companies (“Ley General de Sociedades Mercantiles”), related to the day-to-day course of business, the general balance sheet, the statement of income, the statement of changes in financial position and the statement of the change in stockholders’ equity for such fiscal year, of the Company as well as of those mercantile or civil companies in which the Company has a majority participation, when the value of the investment in each case exceeds twenty percent (20%) of the net worth of the Company, as provided under the statement of financial position of the Company at the close of the corresponding fiscal year. Such meeting shall also be in charge of naming the directors and examiners for the next fiscal year as well as determining their compensations. All notices of shareholders’ meetings shall be published once in the official newspaper of the domicile of the Company and in one of the newspapers of major circulation in such domicile, at least fifteen (15) days prior to the date scheduled for the meeting to be held. In order for the Ordinary Shareholders’ Meetings to be considered legally convened as a result of the first call, at least half of the capital stock in circulation at that time must be represented therein and the resolutions of such Meeting shall be valid when passed by a majority of the votes present.
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

      Ordinary Shareholders’ Meetings require the attendance of a least half the shares that have the right to attend such meetings, and the affirmative vote of a majority of the holders present at any such meeting, in a first call, and in a second call, the affirmative vote of majority holders of shares that have the right to attend any such meeting irrespective of the number of shares presents thereat, in order to take action.
      Extraordinary Shareholders’ Meetings require the attendance of at least 75% of the shares that have the right to attend and vote at any such meetings, and the affirmative vote of at least half that issued and outstanding shares having such voting right, in a first call, and in a second or subsequent call, the attendance and affirmative vote of at least half the issued and outstanding shares having the right to attend and vote at any such meeting.
      Shareholders may be present or represented by a simple proxy at shareholders’ meetings. Directors and statutory auditors of the Company may not represent any shareholder at any shareholders’ meeting. In order to attend any meeting, shareholders must obtain an admission card prior to the meeting from Indeval or another financial institution in the United Mexican States or abroad. Such financial institution must notify the Company (telegraphic or facsimile means are authorized) of the name of the depositor, the number of shares deposited and the date on which the deposit was made. Admission cards to shareholders’ meetings may be regularly obtained through authorized brokers in the United Mexican States which, together with the list issued by Indeval, will be sufficient for any shareholder to obtain the corresponding admission card.

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
      We contributed Series A Shares of our capital stock to the Master Neutral Investment Trust (Fideicomiso Maestro de Inversion Neutra) (the “CPO Trust”) established with a 30-year term by Nacional Financiera, S.N.C. (the “CPO Trustee”) on November 24, 1989. The CPO Trustee authorized the issuance of non-redeemable ordinary participation certificates (certificados de participación ordinarios no amortizables) (“CPOs”) that correspond to our Series A Shares. One CPO may be issued for each of our Series A Shares contributed to the CPO Trust. CPOs constitute separate negotiable instruments different and apart from our Series A Shares, and afford to their holders only economic rights attaching to Series A Shares. Consequently, holders of CPOs are not entitled to exercise any voting rights with respect to the Series A Shares held in the CPO Trust. Such voting rights are exercisable only by the CPO Trustee, which is required by the terms of the CPO Trust to vote such Series A Shares in the same manner as holders of a majority of the outstanding Series A Shares not held in the CPO Trust and voted at the relevant meeting.
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
      We note that because CPOs are negotiable instruments separate and apart from Series A Shares of the Company, holders of CPOs do not qualify as shareholders, and may not exercise any of the minority rights afforded by the Ley General de Sociedades Mercantiles and Securities Laws (Ley del Mercado de Valores) of the United Mexican States. In addition, due to the fact that by the terms of the CPO Trust, the CPO Trustee is required to systematically vote in the same manner as that of the majority of holders of Series A Shares, rights of minority shareholders attaching to Series A Shares held by the CPO Trust may not be exercised against us or our directors.

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

Limitation of Officers’ and Directors’ Liability
      In addition to voting for directors at the Annual Shareholders’ Meeting, shareholders are asked to vote upon the performance of management. Our vigilance officer (Comisario), an officer elected by the shareholders each year, delivers a report on our financial statements and other issues related to management’s performance. If the holders of a majority of the votes entitled to be cast approve management’s performance, all shareholders are deemed to have released the directors and officers from claims or liability to us or our shareholders arising out of actions taken or any failure to take actions by any of them on our behalf during the prior fiscal year, with certain exceptions. Shareholders will likely fail in any suit brought in a Mexican court with respect to the acts or omissions deemed to have been released. Officers and directors may not be released from any claims or liability for criminal acts, fraud, self-dealing or gross negligence. If the shareholders do not approve management’s performance, the vigilance officer’s report may form the basis of any suit brought by the shareholders against our officers and directors.
      Pursuant to applicable law, we will indemnify any person made or threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person, or a person of whom he or she is the legal representative, is or was our director, officer or agent or any of our predecessors, or serves or served any other enterprise as a director, officer or agent at our request or any of our predecessors. We are required to pay any expenses reasonably incurred by a director or officer in defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it is ultimately determined that he or she is not entitled to be indemnified by us under applicable law. We may, by action of our Board of Directors, provide for the payment of such expenses incurred by our employees, officers, directors and agents as it deems appropriate.

Liquidation Rights
      Any liquidation of the Company shall be carried out in the manner provided under the valid General Law of Mercantile Companies. The shareholders’ meeting, in the act of agreeing to the dissolution, should establish the rules that, in addition to the legal provisions and the provisions provided herein, should dictate the actions of the liquidators.

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
      See Item 5. “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Indebtedness.”

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
General
      The following summary describes the principal United States and Mexican federal income tax consequences of the acquisition, ownership, and disposition of our ADSs (which are evidenced by ADRs) and our Notes by:

•	U.S. holders, who hold our securities as capital assets and whose functional currency is the United States Dollar, in the case of United States federal income tax consequences; and

•	U.S. holders that are non-residents of Mexico for Mexican federal tax purposes and that do not have a permanent establishment in Mexico (a “non-resident U.S. holder”), in the case of Mexican federal tax consequences.
      The summary with respect to United States federal income taxes is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), treasury regulations, including proposed regulations and temporary regulations, promulgated under that Code, rulings, official pronouncements and judicial decisions, all as in effect on the date of this Annual Report. The summary with respect to Mexican federal taxes is based on Mexico’s income tax laws and regulations applicable on the date of this Annual Report. All of these things are subject to change, possibly with retroactive effect, and to different interpretations. This summary does not address all of the tax consequences that may be applicable to holders of our ADSs and our Notes.
      For purposes of this summary, a “U.S. holder” generally is any holder of any of our securities who or which is (i) a citizen or resident of the United States, (ii) a corporation, partnership, or other entity created or organized in or under the laws of the United States, or any political subdivision thereof; (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of source; or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.
      For purposes of Mexican taxation, an individual is a resident of Mexico if he has established his home in Mexico, unless he has a home both in Mexico and abroad; in such case an individual will be considered to be a resident of Mexico if the individual’s “center of vital interests” is in Mexico. For these purposes, the center of vital interests will be considered to be located in Mexico, among other cases, if either (i) more than 50% of the individual’s total income in a calendar year is derived from a source in Mexico, or (ii) the main center of the individual’s professional activities is located in Mexico. Any individual is of Mexican Nationality who is an employee of any political subdivision, even if the individual’s center of vital interests is located abroad. A legal entity is a resident of Mexico if it has been incorporated under the laws of Mexico, or if it has located in Mexico its principal administration or the place of its effective management. If a legal entity or an individual is deemed to have a permanent establishment in Mexico for Mexican federal tax purposes, all income attributable to such permanent establishment will be subject to Mexican federal taxes, in accordance with applicable laws. A non-resident of Mexico is an individual or corporation that does not satisfy the requirements to be considered a resident of Mexico for Mexican federal tax purposes.

      This summary is not a complete analysis or listing of all potential tax considerations relevant to a decision to purchase, hold or dispose of ADSs or Notes and is not addressed to certain types of holders subject to special treatment under United States federal income tax law, such as individual retirement and other tax-deferred accounts, dealers in securities or currencies, insurance companies, tax-exempt organizations, persons holding our Notes as part of a straddle, hedging, conversion or other integrated transaction, persons whose functional currency is not the Dollar or persons that own (actually or constructively under rules prescribed in the Code) 10% or more of the voting shares of the Company.
      The discussion below does not address United States federal estate and gift tax considerations or the effect of any United States state or local tax law. You should consult your own tax advisors concerning the applications of the United States federal income tax law to your particular situation as well as any tax consequences arising under the law of any state, local or foreign tax jurisdiction.
      The description of the United States federal income and Mexican tax laws set forth below is based on the laws in force as of the date of this Annual Report and is subject to any changes in applicable United States or Mexican tax laws. The governments of the United States and Mexico ratified an income tax treaty and a protocol (together the “Tax Treaty”) which came into effect on January 1, 1994, as well as a second Protocol which came into force as of July 3, 2003. The Tax Treaty incorporates by reference the agreement between the two countries that was in force prior to 1994, which called for the exchange of tax information.
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
      Dividends — Dividends, either in cash or in any other form, paid with respect to our Series A Share ADSs and Series A Share CPO ADSs to non-resident U.S. holders will not be subject to Mexican withholding or any other Mexican tax.
      Capital Gains — Under Mexico’s income tax law, capital gains arising from the sale or other disposition of our ADSs by non-resident U.S. holders who are individuals or corporations will be exempt from Mexican taxation if the sale or disposition is executed on the Mexican Stock Exchange or through stock markets in amply commercial locations of countries with which Mexico has entered into a treaty for avoidance double taxation, provided, that some conditions established in Section XXVI of Article 109 of the Mexican Income Tax Law are met.
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
      If the foregoing conditions are not met and the sale or other disposition of our Series A Share ADSs is made by a non-resident U.S. holder on any other exchange, the sale or disposition will be subject to a 25% Mexican income tax on the gross proceeds, unless a non-resident U.S. holder meets certain requirements and elects to be taxed at a rate of 30% on the net gain realized on the sale, as determined pursuant to Mexican tax laws.
      Under the Tax Treaty, a non-resident U.S. holder entitled to claim the benefits under the Tax Treaty owning less than 25% of our capital stock or owning more than 25% but for less than 12 months will generally be exempt from Mexican taxation on any gain derived from the sale or other disposition of our Series A Shares.
      Deposits of CPOs in exchange for CPO ADSs and withdrawals of CPOs in exchange for CPO ADSs will not give rise to Mexican taxation.
      Commissions paid in brokerage transactions for the sale of our Series A Shares ADSs on the Mexican Stock Exchange are subject to a value-added tax of 15%, unless residents in Mexico for tax purposes render the commissions and such services are useful abroad.
      Other Mexican Taxes — There are no Mexican inheritance or succession taxes applicable to the ownership, transfer or disposition of our Series A Shares ADSs, or Series A Share CPO ADSs. Gratuitous transfers of our Series A Shares ADSs may, in some circumstances, subject the recipient to Mexican federal income tax. There are no Mexican stamp, issue, registration or similar taxes or duties payable by non-resident U.S. holders of our Series A Shares ADSs, or Series A Share CPO ADSs.

United States Income Tax Considerations
      For United States federal income tax purposes, owners of ADSs generally will be treated as the owners of the underlying Series A Shares represented by the ADSs.
      Dividends — Distributions paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) with respect to our ADSs will be includible in the gross income of a U.S. holder as ordinary income when the distributions are received by the depositary and will not be eligible for the dividends received deduction otherwise allowable to U.S. holders that are corporations. To the extent that a distribution exceeds earnings and profits, it will be treated first as a return of the U.S. holder’s tax basis to the extent of such tax basis, and then as gain from the sale or disposition of a capital asset. A U.S. holder must include in gross income as ordinary income the gross amount of the dividends, including any Mexican tax withheld therefrom, without regard to whether any portion of such tax may be refunded to the U.S. holder by the Mexican tax authorities. The amount of any dividend paid in Pesos will equal the U.S. dollar value of the Pesos received, calculated by reference to the exchange rate in effect on the date the distribution is includible in income, regardless of whether the Pesos are converted into U.S. dollars. In addition, U.S. holders may recognize a foreign currency gain or loss (generally treated as an ordinary gain or loss) upon the disposition of the Pesos measured by the difference between such U.S. dollar value and the amount realized on the disposition. Distributions generally will constitute foreign source “passive income” or, in the case of some holders for taxable years beginning before January 1, 2007, “financial services income”, and for taxable years beginning after December 31, 2006, “general” category income (depending on whether the U.S. holder is predominantly engaged in the active conduct of a banking, insurance, finance, or similar business), in each case treated separately from other types of income for U.S. foreign tax credit purposes.
      New tax legislation signed into law on May 28, 2003, provides for a maximum 15% U.S. tax rate on the dividend income of an individual U.S. holder with respect to dividends paid by a domestic corporation or “qualified foreign corporation.” A qualified foreign corporation generally includes a foreign corporation if (i) its shares (or, according to the legislative history of the new legislation, its ADSs) are readily tradable on an established securities market in the U.S. or (ii) it is eligible for benefits under a comprehensive U.S. income tax treaty. The ADSs are traded on the New York Stock Exchange. As a result, we believe we should be treated as a qualified foreign corporation and, therefore, dividends paid to an individual U.S. holder with respect to the ADSs should be taxed at a maximum rate of 15%. The maximum 15% tax rate is effective with respect to dividends included in income during the period beginning on or after January 1, 2003, and ending December 31, 2008.
      Subject to certain conditions and limitations, Mexican tax withheld, if any, from dividend payments on ADSs will be treated as foreign income tax that may be deductible from taxable income or credited against a U.S. holder’s U.S. federal income tax liability. However, the Mexican tax may be deducted only if the U.S. holder does not claim a credit for any Mexican or other foreign taxes paid or accrued in that year.

      Capital Gains — In general, upon the sale or other disposition of ADSs, a U.S. holder generally will recognize a gain or loss equal to the difference between the amount realized on the sale or disposition (if the amount realized is denominated in a foreign currency then its U.S. dollar equivalent, determined at the spot rate on the date of disposition) and the U.S. holder’s adjusted tax basis in the ADSs (in U.S. dollars). The gain or loss will be treated as a capital gain or loss if the ADSs were held as a capital asset and will be a long-term capital gain or loss if the ADSs have been held for more than one year on the date of the sale or other disposition. Under current law, net capital gains of individuals are, under certain circumstances, taxed at lower rates than items of ordinary income. With respect to sales occurring on or after May 6, 2003, but before January 1, 2009, the maximum long-term capital gain tax rate for an individual U.S. Holder is 15%. For sales occurring before May 6, 2003, or after December 31, 2008, under current law the maximum long-term capital gain rate for an individual U.S. Holder is 20%. The deductibility of capital losses is subject to limitation. A gain or loss recognized by a U.S. holder on a sale or other disposition of ADSs generally will be treated as a gain or loss from sources within the United States for United States federal income tax purposes.

Passive Foreign Investment Company Rules
      If we are, or were in the future to become, a “passive foreign investment company” for United States federal income tax purposes, United States holders that own ADSs or our stock generally will be subject to special United States tax rules that would differ in certain respects from the tax treatment described above. Although our analysis is not complete there is a substantial likelihood we have become a passive foreign investment company for United States federal income tax purposes as a result of the sale of shares in TFM to KCS. However, passive foreign investment company status is determined annually based on the composition of our assets and income from time to time. As a result, our passive foreign investment company status may change. In general, if 50% or more of our assets are “passive assets,” or 75% or more of our income is “passive income” we would be a passive foreign investment company. Passive assets generally include any interest in another corporation in which we own less than a 25% interest (by value).
      In general, if we are classified as a PFIC, United States holders will be subject to a special tax at ordinary income tax rates on “excess distributions,” including certain distributions by us with respect to our Series A Shares that you receive as an ADS holder and gain that holders recognize on the sale of ADSs. The amount of income tax on any excess distributions will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distributions were earned ratably over the period a holder held the ADSs. With respect to ADSs, a U.S. holder can avoid the unfavorable rules described in the preceding paragraph by electing to mark their ADSs to market. The mark-to-market election is only available with respect to stock that is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to you because the ADSs will be listed on the New York Stock Exchange, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be regularly traded.
      If a U.S. holder makes this mark-to-market election, such holder will be required in any year in which we are a PFIC to include as ordinary income the excess of the fair market value of its ADSs at year-end over its basis in those ADSs. In addition, any gain a U.S. holder recognizes upon the sale of its ADSs will be taxed as ordinary income in the year of sale. Alternatively, if we provide the necessary information, a U.S. holder may elect to treat its ADSs as an interest in a “qualified electing fund.” The “QEF election” is available only if we comply with applicable information reporting requirements, and currently we do not intend to make the applicable information available. If a U.S. holder makes this “QEF election,” such holder will be required to include in income its proportionate share of our income and net capital gain in years in which we were a PFIC, but any gain that such holder subsequently recognizes upon the sale of its ADSs generally will be taxed as capital gain. Dividends paid by a PFIC to individuals are not eligible for the reduced tax rate applicable to dividends of qualified foreign corporations.
      Holders should consult their own tax advisor regarding the adverse tax consequences of owning equity interests in a passive foreign investment company.

Debt

Mexican Tax Considerations
      This summary of certain Mexican tax considerations relates only to non-resident U.S. holders of our Notes.
      Interest — Under Mexico’s income tax law, payments of interest with respect to each of our series of Notes to non-resident U.S. holders (including deemed interest in accordance with Mexico’s income tax law) will be subject to Mexican withholding tax at a rate of 4.9%, if, as expected, the following requirements are met with respect to the relevant series of our Notes:

•	our Notes are registered with the Special Section of the Registry maintained by the CNBV and evidence of the registration is filed with the Ministry of Finance and Public Credit;

•	our Notes were placed outside of Mexico through banks or brokerage houses in a country with which Mexico has in force a treaty for the avoidance of double taxation;

•	we duly comply with the information requirements established in the general rules issued by the Ministry of Finance and Public Credit for those purposes; and

•	owners of more than 10% of our voting stock or entities in which we own more than 20% of the voting stock do not beneficially receive (as determined under Mexico’s income tax laws) more than 5% of the aggregate interest paid on the relevant series of our Notes. Ownership of stock includes direct and indirect ownership, as well as ownership by related parties.
      If the above-mentioned requirements are not met, the Mexican withholding tax rate will be 10%.

•	Neither the 4.9% nor the 10% rate will be applied if owners of more than 10% of our voting stock or entities in which we own more than 20% of the voting stock do not beneficially receive (as determined under Mexico’s income tax laws) more than 5% of the aggregate interest paid on the relevant series of our Notes. Ownership of stock includes direct and indirect ownership, as well as ownership by related parties. In such case, the withholding tax will be 30%.

•	The Ministry of Finance and Public Credit issued rule 3.23.8 which contains the information requirements for the application of the 4.9% withholding tax rate which is in force until March 31, 2006. We expect that this rule will be extended or that a substantially similar successor of such rule will be published; however we cannot assure you that this will happen. In any case, we expect to satisfy the information requirements, and accordingly, expect that the 4.9% withholding tax rate will apply.
      Under the Tax Treaty, the Mexican withholding tax rate applicable to interest payments made to non-resident U.S. holders that are eligible for benefits under the Tax Treaty will be limited to either:

•	15%; or

•	4.9% in the event that our Notes are considered to be regularly and substantially traded on a recognized securities market as defined by the Protocol of the Tax Treaty.
      As of the date of this Annual Report, the Tax Treaty is not expected to have any material effect on the Mexican tax consequences described herein.
      Payments of interest on our Notes to non-Mexican pension and retirement funds will be exempt from Mexican withholding tax provided that:

•	the fund is duly incorporated pursuant to the laws of its country of residence and is the effective beneficiary of the interest payment;

•	the income is exempt from taxes in its country of residence; and

•	the fund is registered with the Ministry of Finance and Public Credit for these purposes.

      Additionally, entities directly owned by pension and retirement funds will be exempt from Mexican withholding tax, provided that, certain requirements established in the Mexican Income Tax Law are duly complied with.
      Principal — Under Mexico’s income tax law, principal paid by us to a non-resident U.S. holder of our Notes is not subject to Mexican withholding tax.
      Additional Amounts — Pursuant to the applicable Indenture, but subject to certain exceptions and limitations, all payments on our Notes will be made to U.S. holders free and clear of any withholding taxes imposed by Mexico. We will furnish to the Trustee the official receipts (or a certified copy of the official receipts) evidencing the payment of Mexican withholding taxes by us. Copies of such receipts will be made available to holders upon request.
      Capital Gains — The sale or other disposition of our Notes by a non-resident U.S. holder to a non-resident of Mexico will not be subject to Mexican taxation. In case Notes are acquired by a resident of Mexico or by a permanent establishment in Mexico, the sale will be subject to Mexican taxation, as if the gain on the sale were an interest.
      Other Mexican Taxes — There are no Mexican estate, inheritance, succession, or gift taxes generally applicable to the acquisition, ownership, or disposition of our Notes by non-resident U.S. holders. There are no Mexican stamp, issue, registration or similar taxes or duties payable by non-resident U.S. holders of our Notes.

United States Income Tax Considerations
      Interest — The gross amount of interest (including Additional Amounts paid in respect of Mexican withholding taxes, as discussed above) accrued or received in respect of the Notes generally will be includible in the gross income of U.S. holders in accordance with their regular method of tax accounting and original issue discount, if any, will be included on a yield to maturity basis. Such income generally will be treated as foreign source income for United States federal income tax purposes. In general, a U.S. holder may elect to claim, subject to certain limitations, either a deduction or a credit in computing its United States federal income tax liability for Mexican taxes withheld from interest and Additional Amounts paid on the Notes. Interest on our notes generally will constitute foreign source “passive income” (or, in the case of some holders, “financial services income”) for U.S. foreign tax credit purposes.
      Capital Gains — Subject to the market discount roles discussed below, a U.S. holder that owns the Notes as capital assets will recognize gain or loss for United States federal income tax purposes upon a sale or other disposition of the Notes in an amount equal to the difference between the amount realized and the U.S. holder’s tax basis in the Notes. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if, at the time of such sale or other disposition, the Notes have been held for more than 12 months; or short-term capital gain or loss if at such time the Notes have been held for not more than 12 months. Under current law, net capital gains of individuals are, under certain circumstances, taxed at lower rates than items of ordinary income. With respect to sales occurring on or after May 6, 2003, but before January 1, 2009, the maximum long-term capital gain tax rate for an individual U.S. holder is 15%. For sales occurring before May 6, 2003, or after December 31, 2008, under current law the maximum long-term capital gain rate for an individual U.S. holder is 20%. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. holder upon the sale or other disposition of the Notes generally will be treated as gain or loss from sources within the United States for United States federal income tax purposes.
      Market Discount — A U.S. holder that purchases a Note at a market discount generally will be required to treat payments other than interest payments and any gain on the sale or retirement of the Note as ordinary income to the extent of the accrued market discount not previously included in income. Unless a de minimis rule applies, market discount is the amount by which the U.S. holder’s basis in a purchased Note immediately after purchase (which generally equals the U.S. holder’s purchase price) is less than the Note’s stated redemption price at maturity; or in the case of Notes issued with original issue discount, the Note’s revised issue price. (The revised issue price of a Note is its initial issue price increased by the amount of original issue discount includible in the gross income of previous holders.) Market discount on a Note will accrue, at the election of the U.S. holder, either ratably or at a constant yield to maturity. The U.S. holder may elect to take market discount into income as it accrues. This election to include market discount in income currently, once made, applies to all market discount obligations acquired in or after the first taxable year to which the election applies. It may not be revoked without the consent of the Internal Revenue Service. A U.S. holder may be required to defer deductions for all or a portion of the interest expense attributable to debt incurred or continued to purchase a Note with market discount.
      Amortizable Bond Premium — A U.S. holder that purchases a Note for more than its stated redemption price at maturity may elect to amortize the bond premium. If a U.S. holder makes such an election, the amount of interest on the Note otherwise required to be included in the U.S. holder’s income will be reduced each year by the amount of amortizable bond premium allocable to such year on a constant yield to maturity basis (except to the extent regulations may provide otherwise). Amortized bond premium will reduce the U.S. holder’s tax basis in the Note by the amount of the premium amortized in any year. An election to amortize bond premium will thereafter apply to bond premium on certain other debt instruments that the U.S. holder then owned or thereafter acquired at a premium, and the election may have different tax consequences depending on when the debt instruments were issued or acquired. Special rules apply to certain Notes payable in or by reference to a foreign currency. A U.S. holder should consult its tax adviser before making an election to amortize bond premium.

Information Reporting And Backup Withholding
      Amounts paid in respect of our Notes or ADSs and the proceeds from the sale, exchange, or redemption of our Notes or ADSs may be reported to the United States Internal Revenue Service and a backup withholding tax may apply to such amounts unless the holder (i) is a domestic corporation (which may be required to establish its exemption by providing its status on U.S. Internal Revenue Service Form W-9), (ii) in the case of a U.S. holder other than a corporation, provides an accurate taxpayer identification in the manner required by applicable law, (iii) in the case of a non-U.S. Holder, provides a properly executed U.S. Internal Revenue Service Form W-8BEN, or other successor form, or otherwise (iv) establishes a basis for exemption. The amount of any backup withholding from a payment to a U.S. holder generally will be allowed as a credit against the U.S. holder’s United States federal income tax liability.

F.	Dividends and Paying Agents
      Not applicable.

G.	Statements By Experts
      Not applicable.

H.	Documents On Display
      All documents concerning the Company referred to herein may be inspected at our offices in Mexico City.

I.	Subsidiary Information
      Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
      The following information includes “forward-looking statements” that involve risk and uncertainties. Actual results could differ from those presented. All information below is presented under IFRS as of December 31, 2004, in U.S. dollars.
      We are exposed to market risks arising from changes in interest rates, foreign exchange rates, equity prices and commodity prices. We use derivative instruments, on a selective basis, to manage these risks. We do not use derivative instruments for trading or speculative purposes. We maintain and control our treasury operations and overall financial risk through policies approved by senior management.
Foreign Currency Risk
      A majority of the Company’s revenues and costs and expenses are denominated in U.S. dollars. However, the Company is still exposed to foreign currency risk and may occasionally use currency derivatives to manage alternating levels of exposure. These derivatives allow the Company to offset an increase in operating and/or administrative expenses arising from foreign currency appreciation or depreciation against the U.S. dollar.
      At December 31, 2003 and 2004, the Company had monetary assets and liabilities denominated in currencies other than the United States dollar as follows:

	December 31,

	2003	2004

Assets	$64,857	$103,709
Liabilities	(50,330)	(70,602)

	$14,527	$33,107

      In the past, the Company has entered into, and in the future may from time to time enter into, currency derivatives denominated in Mexican pesos or other relevant currencies. The objective of the Company when using these derivatives is always to manage specific risks and exposures, and not to trade such instruments for profit or loss. A majority of the Company’s indebtedness is denominated in U.S. dollars, and most of this debt is fixed-rate.
Interest Rate Risk
      We depend upon debt-financing transactions, including debt securities, bank and vendor credit facilities and leases, to finance our operations. These transactions expose us to interest rate risk, with the primary interest rate risk exposure resulting from changes in the relevant base rates (CETES, TIIE, LIBOR and/or prime rate) which are used to determine the interest rates that are applicable to borrowings under our credit facilities. We are also exposed to interest rate risk in connection with refinancing of maturing debt.
      The table below provides information about the Company’s debt obligations. For debt obligations, the table represents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in thousands of U.S. dollars, which is the Company’s reporting currency. In 2004, the Company did not enter into any interest rate-hedging transactions.

	Breakdown of Fixed and Variable Rates of
	Financial Obligations(1)

Liabilities	2006	2007	2008	Thereafter	Total	Fair Value

	(In thousands of dollars)
Long-Term Debt
Fixed Rate	$2,879	$508,703			$511,582	$513,816
Average Interest Rate	11.99%	11.99%	*	*	11.99%	*
Variable Rate	$151	—	—	—	$151	$151
Average Interest Rate	9.14%	*	*	*	9.14%	*

(1)	Information as of December 31, 2004.

*	Not applicable.
Commodity Price Risk
      The Company is exposed to price changes in the commodities markets for certain inventory goods, and specifically diesel fuel. The Company purchases its diesel fuel and ship bunker fuel on a spot basis within

Mexico and these purchases are affected by price changes in the international energy commodity market. In the past, the Company has entered into diesel fuel and other energy commodity derivatives transactions to manage these risks and may continue to engage in similar transactions in the future.
Inflation Rate Risk
      A substantial increase in the Mexican inflation rate would have the effect of increasing our peso-denominated costs and expenses, which could affect our results of operations and financial condition, as well as the market value of the 2007 Notes. High levels of inflation may also affect the balance of trade between Mexico and the United States and other countries, which could adversely affect our results of operations.
Derivatives Exposure
      As of December 31, 2004, we had one outstanding derivative instrument: the GM Put Option with an estimated fair market value of $18.7 million and a strike price of $32.2 million.
      On March 15, 2005, GM notified the Company of its intention to exercise its Put Option on April 4, 2005; and on such date TMM paid approximately $34.0 million to GM in exchange for the shares subject to the Put Option with the cash proceeds from the sale of its interest in Grupo TFM to KCS. See Item 5. “Operating and Financial Review and Prospects — Indebtedness — Other Arrangements — The GM Put Option”.
      Pursuant to the execution of the AAA and upon closing of the sale of Grupo TFM, which took place on April 1, 2005, KCS assumed the Mexican Government Put obligation. See Item 5. “Operating and Financial Review and Prospects — Indebtedness — Other Arrangements — The Mexican Government’s Put Option”.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
      Not applicable.
PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
      As of December 31, 2003, we were in default under the following obligations: (i) $176.9 million principal amount of 2003 notes which became due on May 15, 2003 (we did not make the payment of principal amount thereof nor the accrued interest on the due date, and as a result we were in default under the terms of the 2003 notes, which default resulted in a cross-default under the 2006 notes); (ii) $200.0 million principal amount of 2006 notes (we were in cross-default due to the default on our 2003 notes as well as a payment default on interest due); (iii) payments of interest on the existing notes amounting to $45.7 million became due on May 15, 2003, and November 15, 2003; and (iv) we defaulted on interest payments on our existing notes on May 15, 2004 in the amount of $22.8 million.
      On August 11, 2004, we completed the Exchange Offer. Pursuant to the Exchange Offer an aggregate amount of $170.7 million or approximately 96.5% of the 2003 notes were tendered and an aggregate amount of $197.1 million or approximately 98.6% of the 2006 notes were tendered. Holders of the Old Senior Notes who tendered their Old Senior Notes pursuant to the Exchange Offer received approximately $459.5 million aggregate principal amount of Senior Secured Notes. The Company paid $7.2 million in cash in respect of the principal amount of, plus accrued unpaid interest on, all of the 2003 notes that were not tendered in the Exchange Offer and $0.4 million in cash in respect of the accrued unpaid interest on the 2006 notes that were not tendered in the Exchange Offer.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
      See Item 4. “Information on the Company — C. Organizational Structure — Reclassification of Series A and Series L Shares”.

ITEM 15.	CONTROLS AND PROCEDURES
      Grupo TMM’s Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of Grupo TMM’s disclosure controls and procedures as of the end of the period covered by this Form 20-F. Based on that evaluation, under the supervision and with the participation of Grupo TMM’s management, the Chief Executive Officer and Chief Financial Officer have concluded that, as of the date of such evaluation, these disclosure controls and procedures were effective. In addition, there have been no changes in Grupo TMM’s internal control over financial reporting that occurred during the year ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, Grupo TMM’s internal control over financial reporting.
      The Company is aware of the importance of maintaining controls and procedures and is working towards improving its controls and procedures. Beginning with the fiscal year ending December 31, 2006, Section 404 of the U.S. Sarbanes-Oxley Act 2002 (“Section 404”), will require the Company to include an internal control report from management with the annual report on Form 20-F. The internal control report must contain (1) a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting for the Company, (2) a statement identifying the framework used by management to conduct the required evaluation of the effectiveness of the Company’s internal controls over financial reporting, (3) management’s assessment of the effectiveness of the Company’s internal controls over financial reporting as of the end of the most recent fiscal year, including a statement as to whether or not the Company’s internal controls over financial reporting are effective and (4) a statement that the Company’s independent auditors have issued an attestation report on management’s assessment of the internal controls over financial reporting.
      In connection with the required Section 404 evaluation described above, the Company is presently re-documenting, with the assistance of consultants, business processes and controls as they relate to financial reporting in an effort to comply with the requirements of Section 404. Following the completion of this work, internal tests will be developed to verify the proper application of the internal control procedures and their effectiveness. The actual testing of the effectiveness of the internal control procedures is intended to be undertaken in 2006 with sufficient time being allowed to undertake remediation items identified from the outcomes of the testing program.
      In connection with the audit of the Company’s 2004 fiscal year financial statements, our independent auditors, PricewaterhouseCoopers, identified a material weakness in internal control over financial reporting, as defined under Auditing Standard No. 2, An Audit of Internal Control Over Financial Reporting Performed in Conjunction with an Audit of Financial Statements, which related to the processing of certain disbursements and expenses. The significant deficiencies included (i) the ability of management to authorize cash disbursements to secure payment obligations for legal services, and (ii) the failure to receive proper invoices for services rendered prior to approval of payment for such services. These significant deficiencies did not (i) result in any material misstatements or omissions in the financial statements included in this Form 20-F, or (ii) relate to fraud. In addition to the procedure discussed above related to the Company’s preparedness for Section 404 compliance, the Company plans to take remedial measures in order to address and correct these identified significant deficiencies.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
      Grupo TMM’s audit committee is comprised of three members, each of whom has significant experience in analyzing and evaluating financial reports and an understanding of internal controls and procedures for financial reporting. Grupo TMM’s audit committee obtains advice on matters related to Mexican GAAP and assistance in reconciliation of Grupo TMM’s financial statements to U.S. GAAP from its current auditing firm, PricewaterhouseCoopers. The Board of Directors of Grupo TMM has determined its audit committee does not have a financial expert meeting the requirements of Item 16A. Mexican law does not require audit committee members to have the attributes of a financial expert as set forth in Item 16A and the availability of qualified persons who have the requisite expertise and are otherwise suitable to serve as an audit committee member for Grupo TMM is limited.

ITEM 16B.	CODE OF ETHICS
      Grupo TMM has adopted a code of ethical conduct entitled, “Business Conduct Code,” covering all its officers, including its principal executive officer, principal financial officer and principal accounting officer, and all of its employees.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
      The following table reflects our principal accounting fees and services for the years 2004, 2003 and 2002:
GRUPO TMM, S.A.
Summary of Auditors’ Payments

	As of December 31,

	2004	2003	2002

	(In thousands of dollars)
Audit Fees(a)	$1,127.4	$1,163.7	$1,508.0
Tax Fees(b)	90.1	698.9	110.4
Other Fees(c)	689.3	1.6	267.1

Total(d)	$1,906.8	$1,864.2	$1,885.5

(a)	Audit Fees. — Fees related to the review of our Annual Financial Statements, and Annual Report filed with the SEC and review of other SEC filings.

(b)	Tax Fees. — Fees related to specific tax issues, in compliance with the applicable tax laws in Mexico.

(c)	Other Fees. — Fees related to the compliance with foreign trade regulations and to the compliance with the Sarbanes-Oxley Act of 2002; supervision in the update of the Company’s systems platform, in compliance with applicable regulations.

(d)	The Total amount does not include Mexican tax (“Impuesto al Valor Agregado” or “IVA”).
      The Company’s Audit Committee pre-approves the fees on the diverse services provided by the independent auditor, in accordance with the Company’s policies and procedures.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
      Not applicable.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
      Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS
      Not applicable.

ITEM 18.	FINANCIAL STATEMENTS
      The following financial statements are filed as part of this Annual Report on Form 20-F.

ITEM 19.	EXHIBITS
      Documents filed as exhibits to this Annual Report:

Exhibit
No.		Exhibit

1	.1*	Bylaws of Grupo TMM, S.A., together with an English translation, as registered with the Public Registry of Commerce on September 26, 2002.

1.2		Bylaws of TMM Holdings, S.A. de C.V. registered with the Public Registry of Commerce on September 4, 2002 (incorporated by reference to Exhibit 3.2 of the Company’s Registration Statement on Form F-4 — Registration No. 333-99075).

2.1		Specimen Provision Certificate for Series L Shares (incorporated by reference to Exhibit 4.1 of the Company’s Registration Statement on Form F-4 — Registration No. 333-14194).

2.2		Specimen Ordinary Participation Certificate, together with an English translation (incorporated herein by reference to Exhibit 4.1 of the Registration Statement on Form F-1 — Registration No. 33-47334).

2.3		Form of Deposit Agreement for Series L American Depositary Shares among the Company, Citibank, N.A. (“Citibank”), as depositary and all holders and beneficial owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder (incorporated by reference to Exhibit 4.3 of the Company’s Registration Statement on Form F-4 — Registration No. 333-14194).

2.4		Form of Deposit Agreement for Series A Ordinary Participation Certificate American Depositary Shares among the Company, Citibank, as depositary and all holders and beneficial owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder (incorporated by reference to Exhibit 4.4 of the Company’s Registration Statement on Form F-4 — Registration No. 333-14194).

2.5		Trust Agreement, dated November 24, 1989 (the “CPO Trust Agreement”), between Nacional Financiera, S.N.C., as grantor, and as CPO Trustee, together with an English translation (incorporated herein by reference to Exhibit 4.4 of the Registration Statement on Form F-1 — Registration No. 33-47334).

2.6		Public Deed, dated January 28, 1992, together with an English translation (incorporated herein by reference to Exhibit 4.5 of the Registration Statement on Form F-1 — Registration No. 33-47334).

Exhibit
No.		Exhibit

2.9		Amended and Restated Indenture, dated as of January 25, 2001, to the Indenture dated as of May 12, 1993, between the Company and Citibank, as trustee (incorporated herein by reference to Exhibit 2.1 of TMM’s Annual Report on Form 20-F for fiscal 2000).

2.10		Amended and Restated Indenture, dated as of January 25, 2001, to the Indenture dated as of November 26, 1996, between the Company and The Bank of New York, as trustee (incorporated herein by reference to Exhibit 2.2 of TMM’s Annual Report on Form 20-F for fiscal 2000).

2.11		Indenture, dated as of June 16, 1997, among TFM, S.A. de C.V. (“TFM”), Grupo Transportación Ferroviaria Mexicana, S.A. de C.V. (“Grupo TFM”), The Bank of New York, as Trustee, and Bankers Trust Luxembourg, S.A., as a Paying Agent, covering up to $150,000,000 of TFM’s 10 1/4% Senior Notes due 2007 (incorporated herein by reference to Exhibit 4.1 of the Registration Statement on Form F-4 — Registration No. 333-8322).

2.12		Indenture, dated as of June 16, 1997, among TFM, Grupo TFM, The Bank of New York, as Trustee, and Bankers Trust Luxembourg, S.A., as a Paying Agent, covering up to $443,500,000 of TFM’s 11 3/4% Senior Discount Debentures due 2009 (incorporated herein by reference to Exhibit 4.2 of the Registration Statement on Form F-4 — Registration No. 333-8322).

2.13		Specimen Global Note representing the 2003 Notes (incorporated herein by reference to Exhibit 4.3 of the Registration Statement on Form F-4 — File No. 333-8322).

2.14		Specimen Global Note representing the 2006 Notes (incorporated herein by reference to Exhibit 4.3 of the Registration Statement of Form F-4 — File No. 333-8322).

2.15		Stock Purchase Agreement, dated as of February 27, 2002, entered into, by and among TMM Multimodal, S.A. de C.V., the Company, The Kansas City Southern Railway Company, Kansas City Southern, Inc. and TFM (incorporated herein by reference to Exhibit 4.11 of TFM’s Annual Report on Form 20-F for fiscal 2001).

2.16		Letter Agreement, dated as of May 22, 2002, by and between Citibank, N.A., as Depositary and the Company, supplementing the Deposit Agreement for the Series A Ordinary Participation Certificate American Depositary Shares (incorporated by reference to the Registration Statement on Form F-3 — Registration No. 333-90710).

2.17		Securities Purchase Agreement (including the schedules thereto), dated as of May 6, 2002, by and among the Company and the investors listed on the Schedule of Buyers attached thereto (incorporated herein by reference to Items 6 and 7 of the Company’s Form 6-K dated May 9, 2002 and submitted to the Securities and Exchange Commission on May 10, 2002).

2.18		Irrevocable Instruction Letter, dated as of May 22, 2002, between the Company and Citibank, as Depositary (incorporated by reference to the Registration Statement on Form F-3 — Registration No. 333-90710).

2.19		Form of Initial Convertible Note (incorporated herein by reference to Item 10 of the Company’s Form 6-K dated May 9, 2002 and submitted to the Securities and Exchange Commission on May 10, 2002).

2.20		Form of Note-Linked Security (incorporated herein by reference to Item 12 of the Company’s Form 6-K dated May 9, 2002 and submitted to the Securities and Exchange Commission on May 10, 2002).

2.21		Registration Rights Agreement, dated as of May 6, 2002, by and among Grupo TMM, and the buyers party thereto (incorporated herein by reference to Item 9 of the Company’s Form 6-K dated May 9, 2002 and submitted to the Securities and Exchange Commission on May 10, 2002).

3.1		CPO Trust Agreement (incorporated herein by reference to Exhibit 4.4 of the Registration Statement on Form F-1 — Registration No. 33-47334).

3	.2*	Voting Trust Agreement dated as of December 15, 2004 by and among Sr. José F. Serrano, Sr. Ramon Serrano and Sra. Teresa Serrano, Servicios Directivos Servia S.A. de C.V. and the fiduciary parties named therein.

3	.3*	Amendment dated as of December 15, 2004 to Voting Trust Agreement dated as of September 19, 2002 by and among Sr. José F. Serrano, Sr. Ramon Serrano and Sra. Teresa Serrano and the fiduciary parties named therein.

Exhibit
No.	Exhibit

4.1	Termination Agreement (the “Termination Agreement”), dated August 23, 2001, between the Company and TMM (incorporated herein by reference to Exhibit 10.1 of the Registration Statement on Form F-4 — Registration No. 333-14194).

4.2	Amendment Agreement to the Termination Agreement, dated October 11, 2001, between the Company and TMM (incorporated herein by reference to Exhibit 10.2 of the Registration Statement on Form F-4 — Registration No. 333-14194).

4.3	Tax Benefits Agreement, dated December 5, 2001, between the Company and TMM, together with an English translation (incorporated herein by reference to Exhibit 10.3 of the Registration Statement on Form F-4 — Registration No. 14194).

4.4	Euro-Commercial Paper Dealer Agreement, dated April 30, 1999, between TMM and Chase Manhattan International Limited (“CMIL”), as Dealer translation (incorporated herein by reference to Exhibit 4.2 of TMM’s Annual Report on Form 20-F for fiscal 2000).

4.5	Supplemental Dealer Agreement, dated June 18, 1999, between TMM and CMIL (incorporated herein by reference to Exhibit 4.3 of TMM’s Annual Report on Form 20-F for fiscal 2000).

4.6	Issue and Paying Agency Agreement, dated April 30, 1999, among TMM, The Chase Manhattan Bank, London Branch, the Chase Manhattan Bank, New York City Office and the Chase Manhattan Bank Luxembourg, S.A. (incorporated herein by reference to Exhibit 4.4 of TMM’s Annual Report on Form 20-F for fiscal 2000).

4.7	Master Trust Agreement, dated as of November 30, 2001, between TMM and its Subsidiaries, as Sellers, TMM as Sellers’ Representative, Guarantor and Servicer, and The Bank of New York, as Trustee (incorporated herein by reference to Exhibit 10.7 of the Registration Statement on Form F-4 — Registration No. 333-14194).

4.8	Series 2001-A Supplement to Master Trust Agreement, dated as of November 30, 2001, among TMM and its Subsidiaries, as Sellers, TMM as Sellers’ Representative, Guarantor and Servicer, The Bank of New York, as Trustee, and the Financial Institutions from time to time parties thereto, as Purchasers (incorporated herein by reference to Exhibit 10.8 of the Registration Statement on Form F-4 — Registration No. 333-14194).

4.9	Concession title granted by the Secretaria de Comunicaciones y Transportes (“SCT”) in favor of Ferrocarril del Noreste, S.A. de C.V. (“FNE”), dated December 2, 1996, together with an English translation (incorporated herein by reference to Exhibit 2.1 of the Registration Statement on Form F-4 — Registration No. 333-8322).

4.10	Amendment dated February 12, 2001, of Concession title granted by SCT in favor of TFM, formerly known as FNE, December 2, 1996, together with an English translation (incorporated herein by reference to Exhibit 4.2 of TFM’s Annual Report on Form 20-F for fiscal 2000).

4.11	Sale Purchase Agreement respecting Capital Stock of FNE, among the United Mexican States (through SCT), FNE and Ferrocarriles Nacionales de Mexico, S.A. de C.V. (“FNM”), dated December 2, 1996, together with an English translation (incorporated by reference herein to Exhibit 2.2 of the Registration Statement on Form F-4 — Registration No. 333-8322).

4.12	Sale Purchase Agreement respecting Property and Equipment, among the United Mexican States (through SCT), FNE and FNM, dated December 2, 1996, together with an English translation (incorporated by reference herein to Exhibit 2.3 of the Registration Statement on Form F-4 — Registration No. 333-8322).

4.13	Management Services Agreement between TFM and TMM dated May 1997 (incorporated herein by reference to Exhibit 10.1 of the Registration Statement on Form F-4 — Registration No. 333-8322).

4.14	Management Services Agreement between TFM and KCS Transportation Company, dated May 1997 (incorporated herein by reference to Exhibit 10.2 of the Registration Statement on Form F-4 — Registration No. 333-8322).

4.15	Omnibus Agreement among Grupo TFM, Caymex Transportation, Inc., TMM Multimodal, S.A. de C.V. and FNM, dated June 9, 1997, together with an English translation (incorporated herein by reference to Exhibit 10.5 of the Registration Statement on Form F-4 — Registration No. 333-8322).

Exhibit
No.	Exhibit

4.16	Credit Agreement, dated as of September 19, 2000, among TFM, the several Banks parties thereto, Westdeutsche Landesbank Girozentrale, New York Bank, as the Issuing Bank, Chase Securities Inc., as Lead Arranger, Banc of America Securities LLC and Westdeutsche Landesbank Girozentrale, New York Branch as Co-Syndication Agents and Co-Documentation Agents, and The Chase Manhattan Bank, as Administration Agent (the “Commercial Paper Credit Agreement”) (incorporated herein by reference to Exhibit 4.3 of TFM’s Annual Report on Form 20-F for fiscal 2000).

4.17	Amendment, dated as of December 5, 2000, to the Commercial Paper Credit Agreement (the “Commercial Paper Credit Agreement”) (incorporated herein by reference to Exhibit 4.4 of TFM’s Annual Report on Form 20-F for fiscal 2000).

4.18	Second Amendment, dated as of September 25, 2001, to the Commercial Paper Credit Agreement (incorporated by reference to Exhibit 10.18 of the Registration Statement on Form F-4 — Registration No. 333-14194).

4.19	Amended and Restated Master Trust Agreement dated as of October 25, 2002, among Grupo TMM, S.A. and its subsidiaries, as sellers, Grupo TMM, S.A. as sellers’ representative, guarantor and servicer, and The Bank of New York, as trustee (incorporated by reference to Exhibit 10.19 of the Registration Statement on Form F-4 — Registration No. 333-99075).

4.20	Amended and Restated Series 2001-A Supplement to Amended and Restated Master Trust Agreement, dated as of October 25, 2002, among Grupo TMM, S.A. and its subsidiaries, as sellers, Grupo TMM, S.A. as sellers’ representative, guarantor and servicer, The Bank of New York, as trustee and the financial institutions from time to time parties thereto, as purchasers (incorporated by reference to Exhibit 10.20 of the Registration Statement on Form F-4 — Registration No. 333-99075).

4.21	Series 2002-A Supplement dated as of October 25, 2002, among Grupo TMM, S.A. and its subsidiaries, as sellers, Grupo TMM, S.A. as sellers’ representative, guarantor and servicer, The Bank of New York, as trustee and the financial institutions from time to time parties thereto, as purchasers (incorporated by reference to Exhibit 10.21 of the Registration Statement on Form F-4 — Registration No. 333-99075).

4.22	Second Amended and Restated Master Trust Agreement dated as of December 10, 2002, among Grupo TMM, S.A. and its subsidiaries, as sellers, Grupo TMM, S.A., as sellers’ representative, guarantor and servicer, and The Bank of New York, as trustee (incorporated by reference to Exhibit 10.22 of the Registration Statement on Form F-4 — Registration No. 333-99075).

4.23	Second Amended and Restated Series 2001-A Supplement to the Second Amended and Restated Mater Trust Agreement dated as of December 10, 2002, among Grupo TMM, S.A. and its subsidiaries, as sellers, Grupo TMM, S.A., as sellers’ representative, guarantor and servicer, The Bank of New York, as trustee and the financial institutions from time to time parties thereto, as purchasers (incorporated by reference to Exhibit 10.23 of the Registration Statement on Form F-4 — Registration No. 333-99075).

4.24	Amendment Number One to Series 2002-A Supplement and Consent dated as of December 10, 2002, among Grupo TMM, S.A. and its subsidiaries, as sellers, Grupo TMM, S.A. as sellers’ representative, guarantor and servicer, The Bank of New York, as trustee and the financial institutions from time to time parties thereto, as purchasers (incorporated by reference to Exhibit 10.24 of the Registration Statement on Form F-4 — Registration No. 333-99075).

4.25	Acquisition Agreement dated as of April 21, 2003, by and among Kansas City Southern, KARA Sub, Inc., Grupo TMM, S.A., TMM Holdings, S.A. de C.V. and TMM Multimodal, S.A. de C.V. (incorporated by reference to Exhibit 10.25 of the Registration Statement on Form F-4 — Registration No. 333-99075 submitted to the Securities and Exchange Commission on April 24, 2003).

4.26	Stock Purchase Agreement dated as of April 21, 2003, by and among Kansas City Southern, Grupo TMM, S.A. and Grupo TFM, S.A. de C.V. (incorporated by reference to Exhibit 10.26 of the Registration Statement on Form F-4 — Registration No. 333-99075 submitted to the Securities and Exchange Commission on April 24, 2003).

Exhibit
No.		Exhibit

4.27		Stock Purchase Agreement dated as of April 10, 2003, by and among Mexico Ports & Terminals Holdings, S.A. de C.V, SSA Mexico, Inc., División de Negocio Especializado, S.A. and Inmobiliaria TMM, S.A. de C.V. (incorporated by reference to Exhibit 10.27 of the Registration Statement on Form F-4 — Registration No. 333-99075 submitted to the Securities and Exchange Commission on April 24, 2003).

4	.28*	Amended Acquisition Agreement dated as of December 15, 2004, by and among Grupo TMM, S.A. de C.V., TMM Multimodal, S.A. de C.V., TMM Holdings, S.A. de C.V., Kansas City Southern, Caymex Transportation, Inc., KCS Finance, Inc., KCS Sub, Inc., and KARA Sub, Inc.

4	.29*	Stockholders’ Agreement dated as of December 15, 2004, by and among Kansas City Southern, Grupo TMM, S.A. de C.V. and certain of Grupo TMM, S.A. de C.V.’s subsidiaries and affiliates

4	.30*	Registration Rights Agreement dated as of December 15, 2004, by and among Kansas City Southern, Grupo TMM, S.A. de C.V. and certain of Grupo TMM, S.A. de C.V.’s subsidiaries and affiliates

4	.31*	Consulting Agreement dated as of December 15, 2004, by and between Kansas City Southern and José F. Serrano International Business, S.A. de C.V.

4	.32*	Marketing and Services Agreement dated as of December 15, 2004, by and among TMM Logistics, S.A. de C.V., Kansas City Southern and TFM, S.A. de C.V.

4	.33*	Rail Transportation Agreement dated as of December 15, 2004, by and between TMM Logistics, S.A. de C.V. and TFM, S.A. de C.V. (Containers)

4	.34*	Rail Transportation Agreement dated as of December 15, 2004, by and between TMM Logistics, S.A. de C.V. and TFM, S.A. de C.V. (RoadRailers™)

6	.1*	Computation of earnings per share (IFRS & U.S. GAAP).

7	.1*	Computation of ratio of earnings to fixed charge (IFRS & U.S. GAAP).

8	.1*	List of Subsidiaries

12	.1*	Section 302 Certification of Chief Executive Officer

12	.2*	Section 302 Certification of Chief Financial Officer

13	.1*	Section 906 Certification of Chief Executive Officer

13	.2*	Section 906 Certification of Chief Financial Officer

*	Filed herewith.

GRUPO TMM, S. A.
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2003 AND 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Mexico City, August 2, 2005
To the Board of Directors and Stockholders of
Grupo TMM, S.A.
      1. We have audited the accompanying consolidated balance sheets of Grupo TMM, S.A. and subsidiaries (“Grupo” or the “Company”), as of December 31, 2004 and 2003, and the related consolidated statements of income, of changes in stockholders’ equity and of cash flows for each of the three years in the period ended December 31, 2004, all expressed in U.S. dollars. These consolidated financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these combined and consolidated financial statements based on our audits.
      2. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with International Financial Reporting Standards. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      3. In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2004 and 2003, and the consolidated results of their operations, the changes in their stockholders’ equity and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with International Financial Reporting Standards.

a. The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 18 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 18. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

b. As discussed in Note 12, as of December 31, 2003, the Company was in default in its obligation to pay certain amounts related to its 2003 and 2006 Notes. On August 11, 2004, the Company was able to restructure its 2003 and 2006 Notes with the exchange offer of New Senior Secured Notes which expire in 2007.
      4. International Financial Reporting Standards vary in certain significant respects from Accounting Principles Generally Accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended December 31, 2004, and the determination of consolidated stockholders’ equity at December 31, 2004 and 2003 to the extent summarized in Note 26 to the consolidated financial statements.

PricewaterhouseCoopers
Abraham Fuentes Leyva
Audit Partner

GRUPO TMM, S. A.
CONSOLIDATED BALANCE SHEETS
(amounts in thousands of US dollars)

	December 31,

	2003	2004

ASSETS
Current Assets:
Cash and cash equivalents	$65,164	$46,339
Restricted cash (Note 13)	5,866	6,809
Accounts receivable, net of provision for impairment of $1,857 in 2003 and $1,795 in 2004	33,105	37,396
Amounts due from related parties (Note 15)	593	448
Taxes recoverable (Note 4)	4,704	21,309
Other accounts receivable, net (Note 5)	29,183	17,786
Materials and supplies	4,600	4,861
Other current assets (Note 6)	1,992	3,234
Non-current assets held for sale (Note 2)	2,142,229	2,080,529

Total current assets	2,287,436	2,218,711
Concession rights — Net (Note 7)	5,417	4,929
Property, machinery and equipment — Net (Note 8)	75,102	80,336
Prepaid expenses (Note 9)	12,114	4,580
Investment held in associated companies (Note 10)	14,247	15,131
Intangible assets (Note 11)	5,096	4,449
Deferred income taxes (Note 20)	67,201	23,901

Total assets	$2,466,613	$2,352,037

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt (Note 12)	$421,077	$26,545
Amounts due to related parties (Note 15)	6,500
Accounts payable	25,335	24,453
Accrued expenses (Note 16)	39,080	46,825
Obligations for sale of receivables (Note 13)	15,317	19,956
Liabilities directly related with non-current assets held for sale (Note 2)	1,139,187	1,054,556

Total current liabilities	1,646,496	1,172,335

Long-term debt (Note 12)	1,470	469,449
Dividends payable	9,803	9,803
Reserve for pension and seniority premiums (Note 22)	8,752	9,189
Obligations for sale of receivables (Note 13)	54,808	49,758
Other long-term liabilities (Note 17)	13,892	4,836

Total non-current liabilities	88,725	543,035

Total liabilities	1,735,221	1,715,370

Minority interest (Note 3r.)	678,204	686,026

Stockholders’ equity (Note 18):
Common stock, 56,963,137 shares authorized and issued without par value	121,158	121,158
Statutory reserve	4,172	4,172
Retained deficit	(59,913)	(162,460)
Convertible warrant	5,528	5,528
Initial accumulated translation loss	(17,757)	(17,757)

Total stockholders’ equity	53,188	(49,359)

Total liabilities and stockholders’ equity	$2,466,613	$2,352,037

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO TMM, S. A.
CONSOLIDATED STATEMENTS OF INCOME
(amounts in thousands of US dollars, except per share amounts)

	Year Ended December 31,

	2002	2003	2004

Transportation revenues	$236,549	$226,897	$251,001

Costs and expenses:
Salaries, wages and employee benefits	68,020	70,948	69,288
Leases	69,835	73,813	84,656
Purchased services	54,951	52,314	55,582
Fuel, material and supplies	15,473	16,411	14,955
Other costs and expenses	12,101	6,067	12,839
Depreciation and amortization	19,586	12,441	10,261

	239,966	231,994	247,581

(Loss) income on transportation	(3,417)	(5,097)	3,420

Other (expenses) income — Net (Note 19)	(3,470)	(58,698)	16,232

Operating (loss) income	(6,887)	(63,795)	19,652

Interest income	1,619	8,701	1,541
Interest expense	61,632	61,297	89,317
Exchange (loss) income — Net	(2,173)	(4,039)	2,465

Net financing cost	(62,186)	(56,635)	(85,311)

Loss before income taxes and minority interest	(69,073)	(120,430)	(65,659)
Benefit (provision) for income taxes (Note 20)	20,932	(6,121)	(43,703)

Loss before minority interest	(48,141)	(126,551)	(109,362)
Minority interest	552	(2,042)	(2,655)

Net loss for continuing operations for the year	(47,589)	(128,593)	(112,017)
Net income for discontinued operations for the year	4,980	41,931	9,470

Net loss for the year	$(42,609)	$(86,662)	$(102,547)

Net loss for continuing operations for the year per share (Note 23)	$(0.835)	$(2.257)	$(1.966)

Net income for discontinued operations for the year per share (Note 23)	$0.087	$0.736	$0.166

Net loss for the year per share (Note 23)	$(0.748)	$(1.521)	$(1.8)

Weighted average shares outstanding	56,963	56,963	56,963

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO TMM, S. A.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(amounts in thousands of US dollars)

					Initial
			Retained		Accumulated
	Common	Statutory	Earnings	Convertible	Translation
	Stock	Reserve	(Deficit)	Warrant	Loss	Total

Balance at January 1, 2002	$121,158	$4,172	$69,358		$(17,757)	$176,931
Convertible warrant				$5,528		5,528
Net loss for the year			(42,609)			(42,609)

Balance at December 31, 2002	121,158	4,172	26,749	5,528	(17,757)	139,850
Net loss for the year			(86,662)			(86,662)

Balance at December 31, 2003	121,158	4,172	(59,913)	5,528	(17,757)	53,188
Net loss for the year			(102,547)			(102,547)

Balance at December 31, 2004	$121,158	$4,172	$(162,460)	$5,528	$(17,757)	$(49,359)

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO TMM, S. A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(amounts in thousands of US dollars)

	Year Ended December 31,

	2002	2003	2004

Cash flows from operating activities:
Net loss for continuing operations for the year	$(47,589)	$(128,593)	$(112,017)

Adjustments to reconcile net loss for continuing operations to net cash used in operating activities:
Depreciation and amortization	19,586	12,441	10,261
Other amortizations	6,778	6,512	3,360
Amortization and discount on obligations	6,674	1,255	983
(Benefit) provision for income taxes	(20,932)	6,121	43,703
Minority interest	(552)	2,042	2,655
Loss on sale of property, machinery and equipment — Net	(439)	5,765	(344)
Loss on sale of other subsidiaries		20,207
Changes in other assets and liabilities:
Restricted cash	(2,654)	(1,575)	(943)
Accounts receivable	(829)	5,444	(4,063)
Other accounts receivable and related parties	(2,569)	17,980	(17,823)
Materials and supplies	1,367	46	(261)
Other current assets	877	8,316	(1,242)
Accounts payable and accrued expenses	(11,577)	11,186	74,402
Other non-current assets and long-term liabilities	32,270	(5,839)	(484)

Total adjustments	28,000	89,901	110,204

Net cash used in operating activities	(19,589)	(38,692)	(1,813)

Cash flows from investing activities:
Sale of property, machinery and equipment	3,588	7,570	1,374
Acquisition of property, machinery and equipment	(14,281)	(9,436)	(15,278)
Sales of shares of subsidiaries	14,908	128,691
Acquisitions of associated companies	(1,787)

Net cash provided by (used in) investing activities	2,428	126,825	(13,904)

Cash flows from financing activities:
Payments under capital lease obligations	(74)	(833)	(94)
Payments of financial debt	(57,725)	(17,737)	(1,686)
Convertible notes proceeds (payments) — Net	13,295	(13,295)
Cash received (paid) from sale of accounts receivable — Net	61,719	(10,420)	(1,328)
Dividends paid to minority stockholders	(1,578)	(8,000)

Net cash provided by (used in) financing activities	15,637	(50,285)	(3,108)

Net (decrease) increase in cash and cash equivalents	(1,524)	37,848	(18,825)
Cash and cash equivalents at beginning of the year	28,840	27,316	65,164

Cash and cash equivalents at end of the year	$27,316	$65,164	$46,339

Supplemental cash disclosures:
Interest paid	$48,956	$6,970	$10,278

Income tax and asset tax paid	$1,741	$2,615	$735

Non-cash transactions:
Convertible notes	$5,528

Assets acquired through capital lease obligations	$750

Sale of shares of subsidiaries		6,509

The accompanying notes are an integral part of these consolidated financial statements

GRUPO TMM, S. A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2003 AND 2004
(amounts in thousands of U.S. dollars, except number of shares)
NOTE 1 — THE COMPANY:
      Grupo TMM, S. A. (“Grupo” or the “Company”) is a Mexican company whose main activity is providing multimodal transportation and logistics services to premium clients throughout Mexico. Grupo operates in the dedicated trucking, third party logistics, container and railcar maintenance and repair, offshore supply shipping, clean oil and petrochemical products shipping, warehouse management, shipping agency, inland and seaport terminal businesses, as well as other similar activities related to the shipping and cargo transport business. Due to the geographic location of some of the subsidiaries and the activities in which they are engaged, Grupo and its subsidiaries are subject to the laws and ordinances of other countries, as well as international regulations governing maritime transportation and the observance of safety and environmental regulations.
      Grupo TMM, S.A. is headquartered at Avenida de la Cuspide #4755, Colonia Parques del Pedregal, Delegacion Tlalpan, C.P. 14010, México, D.F.
      Grupo wholly owns the shares comprising the capital stock of the following companies:

	December 31,

	2003		2004

Compañía Arrendadora TMM, S. A. de C. V. and subsidiaries	100%		100%
Contrataciones Marítimas, S. A. de C. V.		(a)
Inmobiliaria TMM, S. A. and subsidiaries	100%		100%
Línea Mexicana TMM, S. A. de C. V. and subsidiaries	100%		100%
Operadora de Apoyo Logístico, S. A. de C. V. and subsidiaries	100%		100%
Operadora Marítima TMM, S. A. de C. V.	100%		100%
Servicios en Puertos y Terminales, S. A. de C. V. and subsidiaries	100%		100%
Taxi Aéreo TMM, S. A. de C. V.		(b)
División de Negocios Especializados, S. A. de C. V. and subsidiaries (formerly Transportes Marítimos del Pacifico, S. A.)	100%		100%
Transportes Marítimos México, S. A. and subsidiaries	100%		100%
TMM Holdings, S. A. de C. V. and subsidiaries	100%		100%
TMM Division Puertos, S. A. de C. V. and subsidiary		(c)
Comercializadora Internacional de Carga, S. A. de C. V. and subsidiary (from March 2002)		(d)

GRUPO TMM, S. A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Grupo also holds an equity interest in the following consolidated subsidiaries:

	Percentage of
	ownership at
	December 31,

	2003	2004

Administración Portuaria Integral Acapulco, S. A. de C. V.	51%	51%
Seamex International, Ltd. (Liberia) and subsidiaries (merged on December 1, 2004 into Marítima Mexicana, S.A de C.V.)	60	(e)
Servicios Administrativos en Puertos y Terminales, S. A. de C. V. (merged into TMM Puertos y Terminales, S. A. de C. V. in March 2003)	(c)
Servicios Administrativos Portuarios S.A. de C.V. (merged into TMM Puertos y Terminales, S. A. de C. V. in July 2002)	(c)
TMM Multimodal, S. A. de C. V. and subsidiaries	96.64%	96.64%
TMM Puertos y Terminales, S. A. de C. V. (until December 2002)	(c)
Seglo Operaciones Logísticas S.A. de C.V.	50%	50%
Repcorp, S.A. de C.V.		(f)
      Grupo also holds an equity interest in the following associates:

	Percentage of
	ownership at
	December 31,

	2003	2004

Terminal del Valle de Mexico, S. A. de C. V.	25%	25%
Terminal de Contenedores de Cartagena, S.A.	32.8%	32.8%
Seglo, S. A. de C. V.	39%	39%
Procesos Operativos de Materiales, S. A. de C. V.	39%	39%
Promotora Intermodal de Carga, S. A. de C. V.	50%	50%

(a)	On August 1, 2003, Grupo approved the merger of Contrataciones Marítimas, S. A. de C. V. into Operadora Marítima TMM, S. A. de C. V.

(b)	On November 13, 2003, Grupo agreed to sell Taxi Aéreo, S. A. de C. V. to Montacar, S. A. de C. V. (a non-related party). The effect of this transaction generated a loss in sale of subsidiaries of $1.4 million. (See Note 19).

(c)	On May 13, 2003, División de Negocios Especializados, S. A. de C. V. sold its 100% ownership interest in TMM División Puertos, S. A. de C. V. to a related party of SSA Internacional, Inc. (“SSA”). (See Note 2).

(d)	On May 31, 2003, Grupo sold its holding interest in Comercializadora Internacional de Carga, S. A. de C. V. (“CIC”) to Operadora de Apoyo Logístico (“OAL”). CIC was merged into TMM Logistics, S. A. de C. V. (subsidiary of OAL) as of July 1, 2003.

(e)	On December 31, 2004 Seamex International, Ltd was merged into Marítima Mexicana, S.A. de C.V.

(f)	On August 16, 2004, Repcorp, S.A. de C.V. was incorporated and headquartered in Chalco, State of México, and renders overall administrative services to other companies within Grupo. Grupo owns 92.3% of this company and the remaining 7.7% is owned by third parties.

Sale of other subsidiaries
      During 2003, Grupo spun-off some assets of certain subsidiaries and created four new companies, which were later sold to third parties. The effect of these transactions generated a loss in sale of subsidiaries of

GRUPO TMM, S. A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
$18.8 million, which was recorded in other (expenses)income, net in the consolidated statement of income (See Note 19).
NOTE 2 — NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

The sale of the Port Business
      On May 13, 2003, the Company completed the sale of the majority of its interest in the ports and terminals division to an affiliate of SSA, its former joint venture partner in the ports and terminals division for approximately $114 million net in cash, subject to certain post-closing adjustments based on specified balance sheet items as of the closing date. During 2003, the Company recognized a net gain related to this transaction of approximately $62,660, which was credited to the consolidated statement of income (See Note 19).

The sale of the Railroad Business
      On April 20, 2003, Grupo entered into the Acquisition Agreement (“AA”) with KCS, which then owned a 49% voting interest in Grupo TFM. Under the terms of the AA, Grupo was to sell its entire interest in Grupo TFM, which owns 80% of TFM and through which its railroad operations are conducted. Under the agreement, KCS was to acquire Grupo’s interest in Grupo TFM in exchange for $200 million in cash and 18 million shares of common stock of KCS’s successor corporation. The AA was not approved by the shareholders of the Company, which became the subject of litigation between the parties (See Note 24).
      On December 15, 2004, KCS entered into the Amended Acquisition Agreement (“AAA”) with Grupo and other parties to acquire control of TFM through the purchase of shares of common stock of Grupo TFM. Under the terms of the AAA, KCS would acquire all of the interest of Grupo in Grupo TFM for $200 million in cash, 18 million shares of KCS common stock, $47 million in a 5%, two-year promissory note subject to satisfaction of conditions of an escrow agreement, and up to $110 million payable in a combination of cash and stock related to the final resolution of the VAT claim and Put Option as such terms are defined in the AAA.
      As of December 31, 2004, all of the conditions precedent to the closing contemplated in the AAA had been satisfied, with the exception of the approval of the shareholders of KCS, which was ultimately obtained on March 29, 2005 (See Note 25).

GRUPO TMM, S. A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The assets and liabilities corresponding to the railroad business were classified as held for sale. The balances as of December 31, 2003 and 2004 are as follows:

	December 31,

	2003	2004

Non-current assets classified as held for sale:
Accounts receivable	$105,734	$106,014
Other current assets	118,047	148,410
Concession rights, net	1,174,217	1,130,917
Property, machinery and equipment, net	632,430	558,669
Deferred income taxes	78,809	100,870
Other non-current assets	32,992	35,649

	$2,142,229	$2,080,529

Liabilities directly associated with non-current assets classified as held for sale:
Accounts payable	$161,649	$142,230
Debt	943,811	887,122
Other current liabilities	33,727	25,204

	$1,139,187	$1,054,556

      An analysis of the results of operations and cash flows of the discontinued operations is as follows:

	December 31,

	2002(1)	2003(1)	2004(2)

Transportation revenues	$772,067	$711,146	$679,328
Costs and expenses	584,657	569,032	553,460

Income on transportation	187,410	142,114	125,868
Other (expenses) income — Net	(31,722)	26,031	(6,397)

Operating income	155,688	168,145	119,471
Net financing cost	(112,878)	(124,068)	(111,029)

Income before income taxes and minority interest	42,810	44,077	8,442
(Provision) benefit for income taxes	(40,733)	(35,436)	15,195

Income before minority interest	2,077	8,641	23,637
Minority interest	2,903	33,290	(14,167)

Net income for the year	$4,980	$41,931	$9,470

GRUPO TMM, S. A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31,

	2002(1)	2003(1)	2004(2)

Cash Flows
Cash flows from operating activities:
Net income for the year	$4,980	$41,931	$9,470

Net cash provided by operating activities	117,295	110,789	76,827

Net cash used in investing activities	(305,351)	(85,617)	(4,711)

Net cash provided by (used in) financing activities	164,915	(55,585)	(61,468)

Net (decrease) increase in cash and cash equivalents	(23,141)	(30,413)	10,648
Cash and cash equivalents at the beginning of the year	57,151	34,010	3,597

Cash and cash equivalents at the end of the year	$34,010	$3,597	$14,245

(1)	Railroad and Port business

(2)	Only Railroad business
      The port business is included in the segment ports and terminal division. The railroad business is included in the segment Railroad Division (see Note 21).

Sale of Mexrail, Inc.
      On February 27, 2002, Grupo and Kansas City Southern (“KCS”) announced that they had agreed to sell Mexrail Inc. (a US company), and its wholly owned subsidiary, the Tex-Mex Railway, to TFM for an aggregate price of $64 million ($32.6 million to Grupo and $31.4 million to KCS). The sale was completed on March 27, 2002, and the purchase price was paid by crediting an account receivable amounting to $20,000 due from Grupo, and the remaining balance of $44,000 was paid in cash.
      As a result, Mexrail, Inc., with its wholly owned subsidiary, the Tex-Mex Railway, became wholly owned subsidiaries of TFM.
      The purchase of Mexrail Inc. by TFM was accounted for at historical cost in a manner similar to a pooling of interests because it is considered a business reorganization among companies within the same control group. As a result, all the assets and liabilities acquired by TFM were recorded at their historical cost.
      On May 9, 2003, TFM sold a 51% interest in Mexrail and its wholly owned subsidiary, the Tex-Mex Railway, to KCS for $32.6 million. Pursuant to this Agreement TFM retained the right to repurchase all of the shares from KCS at any time within two years of the sale of Mexrail for an amount equal to the purchase price. Since the sale was conditional on obtaining approval of the transaction by the U.S. Safety Transportation Board (“STB”), TFM recognized a liability for the net present value of the purchase price. Proceeds from the sale were re-invested in TFM. In September 2003, TFM reacquired for $32.6 million the shares previously transferred to KCS, and the related liability was canceled.
      Grupo and TFM entered into a new Stock Purchase Agreement on August 16, 2004 (“New Mexrail Stock Purchase Agreement”). Pursuant to the terms of the agreement, KCS purchased from TFM 51% of the outstanding shares of Mexrail Inc., for $32.7 million, and placed these shares into trust pending STB approval. The terms of the new Mexrail Stock Purchase Agreement are substantially similar to the May 9, 2003 Stock Purchase Agreement, but TFM does not have any right to repurchase the Mexrail shares sold to KCS and KCS is obligated to purchase the remaining shares of Mexrail owned by TFM on or before October 31, 2005, at a fixed price of $31.4 million.

GRUPO TMM, S. A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      As a result of the sale of Mexrail, in August 2004, Grupo TFM derecognized the assets and liabilities associated with this business and recognized a net gain of $3.2 million (net of legal fees) related to the sal e of the 51%, consisting of the net proceeds over the carrying value of 51% of the investment. As for the remaining 49%, this also been derecognized and the receivable related to this portion of the sale equivalent to $27.2 million has been recognized. The value of the call option has also been recognized. Effective August 2004, Grupo TFM had no significant involvement with its remaining investment in Mexrail and hence, ceased applying the equity method of accounting.
NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
      Grupo and its subsidiaries prepare their financial statements in accordance with International Financial Reporting Standards (“IFRS”) expressed in United States dollars, the currency in which most transactions and a significant portion of the Company’s assets and liabilities arose and/or are denominated. The Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”) approved this method in 1985. The initial effect of conversion to the United States dollar as the functional currency is shown as a debit of $17,757 in the statement of changes in stockholders’ equity of Grupo.
      These consolidated financial statements have been approved by the Board of Directors of the Company.
      The most significant accounting policies are as follows:

a. Consolidation
      The consolidated financial statements include the accounts of Grupo and its subsidiaries. All intercompany balances and transactions have been eliminated. Grupo consolidates the companies in which it holds 51% or more direct or indirect participation and/or has control.

Subsidiaries
      Subsidiaries are all entities over which Grupo has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the the voting rights. These subsidiaries would be de-consolidated from the date that control by Grupo ceases.
      The cost of an acquisition is measured as the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest.
      All intercompany transactions, balances and unrealized gains on transactions between Grupo’s companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by Grupo.

Associates
      Associates are all entities over which Grupo has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognized at cost.
      When Grupo’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, Grupo does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

GRUPO TMM, S. A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Unrealized gains on transactions between Grupo and its associates are eliminated to the extent of Grupo’s interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

b. Translation
      Although Grupo and its Mexican subsidiaries are required to maintain their books and records in Mexican pesos (“Ps”) for tax purposes, Grupo and subsidiaries keep records and use the United States dollar as their functional and reporting currency, as such currency reflects the economic substance of the underlying events and circumstances relevant to the entity.
      Monetary assets and liabilities denominated in Mexican pesos are translated into United States dollars using current exchange rates. The difference between the exchange rate on the date of the transaction and the exchange rate on the settlement date, or balance sheet date if not settled, is included in the income statement as a foreign exchange gain/loss. Non-monetary assets or liabilities originally denominated in Mexican pesos are translated into United States dollars using the historical exchange rate at the date of the transaction. Capital stock transactions and minority interest are translated at historical rates. Results of operations are mainly translated at the monthly average exchange rates. Depreciation and amortization of non-monetary assets are translated at the historical exchange rate.

c. Cash and cash equivalents
      Cash and cash equivalents represent highly liquid interest-bearing deposits and investments with an original maturity of less than three months and are stated at cost plus interest earned.

d. Restricted cash
      Restricted cash represents the amount required to guarantee the monthly payments according to the obligations arising from the agreements for sale of receivables (See Note 13).

e. Accounts receivable
      Accounts receivable are carried at original invoice amount less a provision made for estimated losses on these receivables. A provision for losses on trade receivables is established when there is evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables.

f. Materials and supplies
      Materials and supplies, consisting mainly of fuel and items for maintenance of property and equipment, are valued at the lower of the average cost or net realizable value.

g. Concession rights and related assets
      Concession rights correspond to payments made for the rights to operate the asset under concession, which are stated at cost, and are amortized over the terms specified in the agreements.

h.	Property, machinery and equipment
      Property, machinery and equipment are stated at construction or acquisition cost. Acquisitions through capital leases or charter arrangements with an obligation to purchase are capitalized based on the present value of future minimum payments, recognizing the related liability (See Note 8). Depreciation of transportation equipment is computed using the straight-line method based on the useful lives of the assets net

GRUPO TMM, S. A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
of the estimated residual value. Depreciation of other fixed assets is computed using the straight-line method based on the estimated useful lives of the assets.
      Recurring maintenance and repair expenditures are charged to operating expenses as incurred. The major repairs on transportation equipment are capitalized and amortized over the period that benefits are expected to be received (two to three years for vessels).

i.	Prepaid expenses
      Prepaid expenses represent advance payment for future services to be received (See Note 9).

j.	Goodwill
      Goodwill represents the difference between the consideration paid and the fair value of the identifiable net assets, which are amortized by the straight line method in terms of 10 and 31 years (See Note 11).

k.	Deferred income tax
      Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements. Currently enacted tax rates are used in the determination of deferred income tax.
      Deferred tax assets are recognized to the extent that it is probable that future taxable profit against which the temporary differences can be utilized will be available.
      Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

l.	Employees’ statutory profit-sharing
      Employees’ statutory profit-sharing is determined by the Company at the rate of 10% on taxable income, adjusted as prescribed by the Mexican Income Tax Law. For the years ended December 31, 2002, 2003 and 2004, there was no basis for employees’ statutory profit-sharing.

m.	Borrowings
      Borrowings are recognized initially as the proceeds received, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost using the effective yield method; any difference between proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings.

n.	Pensions and seniority premiums
      Seniority premiums, to which employees are entitled upon termination of employment after 15 years of service and retirement plan benefits obligations are expensed in the years in which the services are rendered. (See Note 22).
      Other compensation based on length of service to which employees may be entitled in the event of dismissal, in accordance with the Mexican Federal Labor Law, are charged to income in the year in which they become payable.

GRUPO TMM, S. A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

o.	Revenue recognition
      Revenue comprises the fair value for services, net of rebates and discounts and after the elimination of revenue within subsidiaries.
      Voyage revenues are recognized proportionally as a shipment moves from origin to destination.
      Revenues and costs associated with trucking transportation services and other non-maritime transactions are recognized at the time the services are rendered.

p.	Impairment of long-lived assets
      The carrying value of intangible assets and long-lived assets is periodically reviewed by the Company and impairments are recognized whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the assets exceeds its recoverable amount, which is the higher of an asset’s net selling price and its value in use. For the purpose of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable discounted cash flows.

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
      Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases are charged to the income statement as they are made over the period of the lease.

r.	Minority interest
      Minority interest represents the interest of third parties in the subsidiaries of Grupo.

s.	Segments
      A business segment is a group of assets and operations engaged in providing services that are subject to risks and returns that are different from those of other business segments.

t.	Non-current assets held for sale
      Non-current assets are classified as assets held for sale and stated at the lower of carrying amount and fair value less costs to sell if their carrying amount is recovered principally through a sale transaction rather than through a continuing use.
      The Company early adopted IFRS 5 effective January 1, 2003 prospectively in accordance with the standard’s provisions. The early adoption of IFRS 5 has resulted in a change in the accounting policy for non-current assets held for sale. The non-current assets held for sale were previously neither classified nor presented as current assets or liabilities. There was no difference in measurement for non-current assets held for sale or for continuing use.
      The application of IFRS 5 does not impact on the prior-year financial statements other than a change in the presentation of the results and cash flows of discontinued operations.

GRUPO TMM, S. A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

u.	Use of estimates
      The preparation of the consolidated financial statements requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

v.	Share capital
      Ordinary shares are classified as equity. Grupo does not have other equity instruments besides the 56,963,137 shares of common stock.
      Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options, or for the acquisition of a business, are included in the cost of acquisition as part of the purchase consideration.

w.	Obligations for sale of receivables
      The Company enters into a type of factoring agreement for the sale of present and future receivables. Proceeds are received when an agreement is made to issue trust certificates based on a pool of collections of receivables that are in turn applied on a scheduled basis as payments of principal and interest. Collection is held by the designated trust and amounts exceeding scheduled payments are reimbursed to the Company.

x.	Financial risk management

i.	Financial risk factors
      The Company may enter into financial and commodity derivative instruments as a part of its risk management program, including currency exchange contracts, interest rate agreements and energy derivatives.

ii.	Foreign exchange risk
      The Company is exposed to foreign exchange risk arising from exposure primarily with respect to the Mexican peso.
      At December 31, 2003 and 2004, the Company had monetary assets and liabilities denominated in currencies other than the United States dollar, determined at the interbank exchange rate, as follows:

	December 31,

	2003	2004

Assets	$64,857	$103,709
Liabilities	(50,330)	(70,602)

	$14,527	$33,107

      At December 31, 2003 and 2004 the exchange rate was Ps11.23 and Ps11.22 per US dollar, respectively.

iii.	Interest-rate risk
      The Company’s income and operating cash flows are substantially independent of changes in market interest rate. The interest rate of the finance leases to which the Company is the lessee are generally fixed at the inception of the lease. Grupo’s policy is to maintain the majority of its borrowings in fixed-rate instruments. At the years ended December 31, 2003 and 2004, 99% and 100%, respectively, of the borrowings were at fixed rates.

GRUPO TMM, S. A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

iv.	Concentration of credit risk
      An important source of the Company’s revenues is the oil and automotive industries, which have a relatively small number of customers.
      The Company performs ongoing credit evaluations of its customers’ financial condition and maintains a provision for impairment of those receivables.

v.	Financial instruments and hedging activities
      Derivative financial instruments are initially recognized in the balance sheet at cost and subsequently are remeasured at their fair value. The method of recognizing the resulting gain or loss is dependent on the nature of the item being hedged. The Company may occasionally designate certain derivatives as either 1) a hedge of the fair value of a recognized asset or liability (fair value hedge), or 2) a hedge of a forecasted transaction or a firm commitment (cash flow hedge).
      Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the income statement, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.
      Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective, are recognized in equity. Where the forecasted transaction or firm commitment results in the recognition of an asset (for example, property, plant and equipment) or a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in equity are transferred to the income statement and classified as revenue or expense in the same periods during which the hedged firm commitment or forecasted transaction affects the income statement (for example, when the forecasted sale takes place).
      Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement.
      When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting under IAS 39, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the committed or forecasted transaction ultimately is recognized in the income statement. When a committed or forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

Fair value of financial instruments
      The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value.
      The fair values of cash and cash equivalents, accounts receivable, short-term debt and accounts payable approximate carrying values because of the short maturity of these financial instruments.
      The fair value of the Company’s bank loans and other obligations is estimated based on the quoted market prices or on the rates offered to the Company for debt of the same remaining maturities at the end of each year. Debt bearing interest at variable rates is generally representative of the rates that are currently available to the Company at December 31, 2004 for the issuance of debt with similar terms and remaining maturities, and therefore the carrying values of these obligations are a reasonable estimate of their fair value.

GRUPO TMM, S. A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

y.	Reclassifications
      Certain figures of the years 2002 and 2003 were reclassified according to 2004 figures.

z.	New accounting pronouncements
      In December 2003, the International Accounting Standards Board (IASB) issued the revised version of fifteen standards, as a result of the Improvements Project. The revised IASs are:

IAS 1 Presentation of Financial Statements
IAS 2 Inventories
IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors
IAS 10 Events after the Balance Sheet date
IAS 16 Property, Plant and Equipment
IAS 17 Leases
IAS 21 The Effects of Changes in Foreign Exchange Rates
IAS 24 Related Party Disclosures
IAS 27 Consolidated and Separate Financial Statements
IAS 28 Investments in Associates
IAS 31 Interests in Joint Ventures
IAS 32 Financial Instruments: Disclosure and Presentation
IAS 33 Earnings per Share
IAS 39 Financial Instruments: Recognition and Measurement
IAS 40 Investment Property
      In February 2004, the International Accounting Standards Board (“IASB”) issued IFRS 2, Share-based payments.
      In March 2004, the IASB issued IFRS 3, Business Combinations; Amendments to IAS 36, Impairment of Assets; Amendments to IAS 38, Intangible Assets and IFRS 5, Non-current Assets Held for Sale and Discontinued Operations.
      With the exception of IFRS 3, the revised and new standards are effective for accounting periods commencing on or after January 1, 2005, with earlier application encouraged. IFRS 3 applies to the accounting for business combinations for which the agreement date is on or after March 31, 2004. There were no business combinations in 2004.
NOTE 4 — TAXES RECOVERABLE:
      Taxes recoverable are summarized below:

	December 31,

	2003	2004

Special tax on production and services	$405	$206
Income Tax and recoverable VAT	3,087	19,351
Other	1,212	1,752

	$4,704	$21,309

GRUPO TMM, S. A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
NOTE 5 — OTHER ACCOUNTS RECEIVABLE:

	December 31,

	2003	2004

Services for port, maritime and other operations	$15,252	$13,216
Insurance claims	1,247	935
Employees	2,967	1,481
Other	9,717	2,154

	$29,183	$17,786

NOTE 6 — OTHER CURRENT ASSETS:

	December 31,

	2003	2004

Prepaid expenses	$1,241	$1,605
Insurance	287	714
Prepaid insurance premiums	437	287
Others	27	628

	$1,992	$3,234

NOTE 7 — CONCESSION RIGHTS:
      The assets and liabilities related to the concession for the railway are classified as held for sale. (See Note 2).
      The Company also holds concessions to operate the cruise and vehicle terminal in Acapulco and the tugboat services in Manzanillo. Under these concession agreements, the Company has the obligation to maintain the facilities contemplated under the concessions. At the end of the terms of the concession agreements, the concessions will revert to the Government.
      As such, the Company concession rights and the partial assignment agreements establish rights in favor of the Government (See Note 24).
      The Company has complied with its obligations and there were no outstanding obligations to carry out maintenance work at the end of 2004.
      Concession rights are summarized below:

	December 31,		Estimated
			Useful Lives
	2003	2004	(Years)

Integral Acapulco Port Administration	$6,783	$6,783	25
Tugboats in the Port of Manzanillo	2,170	2,170	10

	8,953	8,953
Accumulated amortization	(3,536)	(4,024)

Concession rights — Net	$5,417	$4,929

      Amortization of concession rights was $0.5 million for the years ended December 31, 2002, 2003 and 2004.

GRUPO TMM, S. A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
NOTE 8 — PROPERTY, MACHINERY AND EQUIPMENT:

						December 31, 2003

	Balance at					Balance at
	Beginning of					End of Year,
	Year — Net of			Transfers		Net of	Estimated
	Accumulated			and		Accumulated	Useful Lives
	Depreciation	Additions	Disposals	Others	Depreciation	Depreciation	(Years)

Vessels	$28,321	$2,498	$11,358		$3,761	$15,700	25
Dry-docks (major vessel repairs)	2,276	1,551	434	(36)	2,143	1,214	5
Buildings and installations	14,028		5	(376)	1,006	12,641	20 and 25
Warehousing equipment	116				8	108	10
Computer equipment	536	140	13	39	242	460	3 and 4
Terminal equipment	3,613	54		(666)	750	2,251	10
Ground transportation equipment	12,919	326	131	551	2,068	11,597	4.5 and 10
Other equipment	2,789	114	120	337	655	2,465	5

	64,598	4,683	12,061	(151)	10,633	46,436
Land	14,182	206	160			14,228
Construction in progress	14,723	4,547		(4,620)	212	14,438

	$93,503	$9,436	$12,221	$(4,771)	$10,845	$75,102

						December 31, 2004

	Balance at					Balance at
	Beginning of					End of Year,
	Year — Net of			Transfers		Net of	Estimated
	Accumulated			and		Accumulated	Useful Lives
	Depreciation	Additions	Disposals	Others	Depreciation	Depreciation	(Years)

Vessels	$15,700	$1,826	$121	$(281)	$2,768	$14,356	25
Dry-docks (major vessel repairs)	1,214	2,430		(408)	1,088	2,148	5
Buildings and installations	12,641		9	142	1,114	11,660	20 and 25
Warehousing equipment	108				8	100	10
Computer equipment	460	196	10	157	338	465	3 and 4
Terminal equipment	2,251	68		42	460	1,901	10
Ground transportation equipment	11,597	271	585	1,022	2,468	9,837	4.5 and 10
Other equipment	2,465	96	21	1,993	432	4,101	5

	46,436	4,887	746	2,667	8,676	44,568
Land	14,228	40				14,268
Construction in progress	14,438	10,351	284	(2,738)	267	21,500

	$75,102	$15,278	$1,030	$(71)	$8,943	$80,336

      Accumulated depreciation of property, machinery and equipment as of December 31, 2003 and 2004, was $73.3 million and $76.9 million, respectively.

GRUPO TMM, S. A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
NOTE 9 — PREPAID EXPENSES:

	December 31,

	2003	2004

Guarantee deposit	$477	$967
Prepaid expenses	11,637	3,613

	$12,114	$4,580

NOTE 10 — INVESTMENTS HELD IN ASSOCIATED COMPANIES:

		December 31,
	Percentage of
	Ownership	2003	2004

Terminal de Contenedores de Cartagena, S. A.	32.8%	$7,689	$7,843
Seglo, S. A. de C. V.	39%	2,384	3,114
Procesos Operativos de Materiales, S. A. de C. V.	39%	5	12
Promotora Intermodal de Carga, S. A. de C. V.	50%	153	146
Joint Venture		2,192	2,192
Joint Venture Real Estate Business		1,824	1,824

		$14,247	$15,131

NOTE 11 — INTANGIBLE ASSETS:

						December 31, 2003

	Balance at					Balance at
	Beginning of					End of	Estimated
	Year — Net of					Year — Net of	Useful
	Accumulated			Transfers and		Accumulated	Lives
	Depreciation	Additions	Disposals	Cancellations	Amortization	Depreciation	(Years)

Software	$1,129	$133		$(810)	$277	$175	5
Goodwill	5,495				574	4,921	10 to 31

	$6,624	$133	$—	$(810)	$851	$5,096

						December 31, 2004

	Balance at					Balance at
	Beginning of					End of	Estimated
	Year — Net of					Year — Net of	Useful
	Accumulated			Transfers and		Accumulated	Lives
	Depreciation	Additions	Disposals	Cancellations	Amortization	Depreciation	(Years)

Software	$175	$56		$(5)	$125	$101	5
Goodwill	4,921				573	4,348	10 to 31

	$5,096	$56	$—	$(5)	$698	$4,449

GRUPO TMM, S. A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
NOTE 12 — DEBT:
      Total debt is summarized as follows:

	2003	2004

	Net Borrowings	Net Borrowings

Short-term debt:
2006 Notes(1)	$194,634
2003 Notes(2)	176,875
Banca Mifel	1,200	$600
Banca Invex(4)	989	1,071
Capital lease	94	151
Interest payable	47,285	24,723

	$421,077	$26,545

	2003	2004

	Net Borrowings	Net Borrowings

Long-term debt:
2006 Notes(1)		$2,879
New Notes due 2007(3)		466,420
Banca Mifel		150
Banca Invex(4)	$1,319
Capital leases	151

	$1,470	$469,449

(1)	The 2006 notes represent ten-year instruments bearing 10.25% annual interest (10% annually up to November 15, 2000) through November 15, 2006 (see point (2) below).

(2)	The 2003 notes represent ten-year instruments bearing 9.50% annual interest (9.25% annually up to November 14, 2000) through May 15, 2003. On such date, the Company defaulted on its obligation to pay the principal amount and accrued unpaid interest on the 2003 notes, and the accrued unpaid interest on its 2006 notes. As a result, the Company began negotiations with a representative committee of holders of 2003 and 2006 notes, engaging the firms of Miller, Buckfire, Lewis LLC (now Miller, Buckfire, Ying LLC) and Milbank, Tweed, Hadley & McCloy LLP as its financial and legal advisors, respectively, in the United States; and the firms Elek, Moreno-Valle y Asociados, S.C. and Quijano, Cortina, Lopez y De la Torre, S.C. as its financial and legal advisors, respectively, in Mexico. The Company also supported the creation of an ad-hoc committee of holders for 2003 and 2006 notes, who engaged Houlihan, Lokey, Howard & Zukin and Akin, Gump, Strauss, Hauer & Feld as the committee’s financial and legal advisors, respectively, in the United States; and Franck, Galicia y Robles, S.C. (now Galicia y Robles, S.C.) as the committee’s legal advisors in Mexico.
On August 11, 2004, Grupo completed the Exchange Offer of its New Senior Secured Notes expiring in 2007 (the “New Notes due 2007”) upon the closing of a private exchange offer, which closed simultaneously with a public exchange offer for the Company’s 2003 and 2006 notes. Pursuant to the Exchange Offer, an aggregate amount of $170.7 million or approximately 96.5% of the 2003 notes were tendered and an aggregate amount of $197.1 million or approximately 98.6% of the 2006 notes were tendered. Holders of the 2003 and 2006 notes who tendered their respective 2003 and 2006 notes pursuant

GRUPO TMM, S. A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
to the Exchange Offer received approximately $459.5 million aggregate principal amount of New Notes due 2007.
In connection with the Exchange Offer, Grupo completed a consent solicitation of the holders of 2006 notes to effect the proposed amendments to the indenture governing the 2006 notes, which removed substantially all of the restrictive covenants of such indenture.
On August 11, 2004, Grupo also completed the private placement of approximately $6.5 million principal amount of Senior Secured Notes to Promotora Servia, an affiliate owned by members of the Serrano Segovia family, and $13.7 million principal amount of Senior Secured Notes to J.B. Hunt Inc. Both private placements were accepted as consideration for the cancellation of outstanding obligations of the Company with such parties.
Also at the mentioned date, with net proceeds from the sale of an additional $29 million in face amount of New Notes due 2007, the Company paid a) $7.2 million in cash in respect of the principal amount of, plus accrued unpaid interest on, all of the 2003 notes that were not tendered in the Exchange Offer, b) $0.4 million in cash in respect of the accrued unpaid interest on the 2006 notes that were not tendered in the Exchange Offer, and c) Financial advisory and other fees related to the consummation of the Exchange Offer.

(3)	The New Notes due 2007 represent a three-year senior and secured (by virtually all of the Company’s assets, including a pledge of the Grupo TFM shares held by TMM Multimodal) obligation (extendable to four years at the option of the Company under certain circumstances), for an initial principal amount of $508,703 and with an annual interest of 10.5% if interest is paid entirely in cash, or of 12.0% if the Company elects to pay the interest due in a combination of a minimum due in cash of 2% annually and the remainder in kind (through the issuance of additional New Notes 2007 or Company ADSs). This payment-in-kind interest rate will increase to 12.5% for the period between August 1, 2006 and February 1, 2007, and to 13.0% for the period between February 1, 2007 and August 1, 2007. If the Company elects to extend the maturity of the New Notes due 2007 until August 1, 2008, it would have to pay a pro rata portion of a cash fee equal to 4% of the then outstanding principal amount under its New Notes due 2007, and the applicable rate would be 12% payable in cash only.

(4)	Bank loan with Banco Invex at a rate of 9.75% due on December 21, 2005.
     Covenants
      The agreements related to the above-mentioned loans include certain affirmative and negative covenants and maintenance of certain financial conditions, including, among other things, dividend and other payment restrictions affecting restricted subsidiaries, limitations on affiliate transactions and restrictions on asset sales. Grupo and its subsidiaries were in compliance with these covenants and restrictions at December 31, 2004.
      Interest expense amounted to $50,670, $47,267 and $51,881 for the years ended December 31, 2002, 2003 and 2004, respectively. The average interest rate paid was 10.36% in 2002, 12.06% in 2003 and 12.24% in 2004.
      Maturity of long-term debt is as follows (book value amounts):

	December 31,

	2003	2004

	Net Borrowings	Net Borrowings

2005	$1,470
2006		$3,028
2007		466,421

	$1,470	$469,449

GRUPO TMM, S. A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      A summary of the estimated fair values of the Company’s bank loans and other obligations is shown below:

	December 31, 2003		December 31, 2004

	Book Value	Fair Value	Book Value	Fair Value

Short-term debt:
Fixed-rate	$376,969	$306,306	$151	$151
Variable-rate	2,189	2,189	1,671	1,671
Transaction costs	(5,366)
Interest payable	47,285		24,723

	$421,077	$308,495	$26,545	$1,822

	December 31, 2003		December 31, 2004

	Book Value	Fair Value	Book Value	Fair Value

Long-term debt:
Fixed rate	$151	$151	$511,582	$513,816
Variable rate	1,319	1,319	150	150
Transaction cost			(42,283)

	$1,470	$1,470	$469,449	$513,966

NOTE 13 — OBLIGATIONS FOR SALE OF RECEIVABLES:
      Pursuant to the securitization facility, the Company and certain of its subsidiaries sold receivables to a trust, which in turn, issued certificates to investors (“Certificates”). For accounting purposes, the securitization facility represents the total U.S. dollar amount for future services to be rendered to customers under the securitization facility. The balance due under this securitization facility was approximately $74.9 million as of December 31, 2004. The facility contemplates the restriction of cash for the purposes of securing any potential obligor payment defaults. The balance of restricted cash under this facility as of December 31, 2003 and 2004 was $5.9 million and $6.8 million, respectively.
      On April 5, 2005 there was approximately $70.5 million of aggregate principal amount and interest on Certificates outstanding under the securitization facility, which was paid by the Company on such date using the cash proceeds received from the sale of Grupo TFM to KCS.

GRUPO TMM, S. A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      At December 31, 2003 and 2004, the obligations for sale of receivables are summarized as follows:

	2003	2004

Series 2003-A Certificate I	$54,000	$54,000
Series 2003-A Certificate II	25,000	25,000
Series 2003-A Certificate III		10,000
Series 2003-A Certificate IV		6,300
Interest payable	60	635

	79,060	95,935
Payments	$(3,600)	$(21,000)
Deferred financing	(5,335)	(5,221)
Current portion	(15,317)	(19,956)

	$54,808	$49,758

NOTE 14 — CONVERTIBLE NOTES:
      On May 29, 2002, the Company entered into a Securities Purchase Agreement with the buyers named therein, pursuant to which the buyers agreed to purchase senior convertible notes (the “convertible notes”) into shares or American Depositary Shares (“ADS”) in an aggregate amount of $32.5 million. Additionally, note linked securities were issued which are exercisable for 1,311,290 of the Company’s Series A shares or ADS’s at an exercise price of $9.9139 per share or ADS for a term of three years after issuance.
      The convertible notes were repaid in weekly installments of principal plus 9% accrued interest per annum. Each of the Convertible Notes is convertible at the option of the holder at any time into that number of Series A ADSs equal to: i) the principal amount being converted, plus accrued interest at 9% per annum, divided by ii) the applicable conversion price. Through December 31, 2002 and May 2, 2003 the Company paid installments in cash.
      Regarding these transactions, the Company recognized in the balance sheet an account payable for $26,972 net of a discount of $5,528. At December 31, 2002, the convertible notes net of payments amounts to $13,295, and the discount to be amortized amounts to $2,429. On May 2, 2003, the Company repaid all of its outstanding senior convertible notes.
      As of December 31, 2004, 1,311,290 note-linked securities relating to the senior convertible note remain outstanding until a period 15 days after the Company files a registration statement for the Series A shares to be issued in connection with the exercise of the senior convertible notes, unless the Company redeems them prior to such date.

GRUPO TMM, S. A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
NOTE 15 — BALANCES AND TRANSACTIONS WITH RELATED PARTIES:

	December 31,

	2003	2004

(*)Accounts receivable:
Seacor Marine, Inc. (“Seacor”)(1)	$593	$448

	$593	$448

(*)Accounts payable:
Promotora Servia, S. A. de C. V. (“Promotora Servia”) (2)	$6,500

	$6,500

(*)	The accounts receivable and payable due from or due to related parties were driven by the services disclosed in the transactions with related parties.

1.	Seacor (strategic partner in the Specialized Maritime Division)
      Marítima Mexicana, S.A. de C.V. (a subsidiary of Grupo) and Seacor have internal arrangements under which either company may receive or transfer money in accordance with the operational requirements, like providing agency and repair services to each other. At December 31, 2003 and 2004, the account receivable under this arrangement is $593 and $448, respectively.

2.	Payment to Promotora Servia
      As of December 31, 2003, Grupo had an outstanding payable to Promotora Servia for $6.5 million. As a result of the issuance of Grupo’s New Notes dated 2007 (see Note 12), Promotora Servia agreed to be issued these New Notes in an aggregate principal amount equal to such remaining unpaid balance in lieu of a cash payment. As of December 31, 2004 the outstanding balance due Promotora Servia was paid.
      The most important transactions with related parties are summarized as follows:

	Year Ended December 31,

	2002	2003	2004

Income:
Management fee(1)	$452	$584	$234

Expense:
Administrative services(2)		$4,613	$4,908

Fees(2)		$1,099	$1,043

Personnel on board items(3)		$72	$61

(1)	Includes Grupo invoicing to Seglo S.A. in the amount of $452, $119 and $127, for the years ended December 31, 2002, 2003 and 2004, respectively.
Includes Seglo Operaciones Logisticas, S. A. de C. V. invoicing to Seglo S. A. December 2002 for $452, and $102 to December 2003 and 2004.

(2)	Operation between Seglo Operaciones Logisticas, S. A. de C. V. and Seglo S. A.

(3)	Personnel on board items between Marmex and Seacor Marine in 2003 and 2004.

GRUPO TMM, S. A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
NOTE 16 — ACCRUED EXPENSES:

	December 31,

	2003	2004

General expenses	$10,605	$10,414
Operational expenses	3,048	2,791
Taxes payable	11,832	11,691
Purchased services	11,762	5,310
Salaries and wages	1,588	2,359
GM put option		13,545
Others	245	715

	$39,080	$46,825

NOTE 17 — OTHER LONG-TERM LIABILITIES:

	December 31,

	2003	2004

LA, Inc.	$9,056
Dividend tax	4,836	$4,836

	$13,892	$4,836

NOTE 18 — STOCKHOLDERS’ EQUITY:

Capital stock
      At the Extraordinary Stockholders’ Meeting held on August 29, 2002, the Company’s stockholders agreed to reclassify Series “L” shares to Series “A” shares eliminating the variable portion of capital stock of the Company. Therefore, Grupo made the transfer of its series “L” shares into the same number of series “A” shares, in a proportion of one to one. Thus, in order to obtain the series “L” shares relating to foreign residents the amount of ADS’s were increased and the corresponding transfer was made into ADS’s.
      Capital stock amounts to Ps700,000, is fixed and is integrated for 56,963,137 Series “A” shares outstanding, nominative, without nominal value and with voting rights, which can be held only by persons or companies of Mexican nationality or Mexican companies whose their by-laws include the exclusion an foreign residents clause.

Going Concern
      During the years ended December 31, 2004 and 2003, Grupo incurred net losses of $102,547 and $86,662, respectively, and had accumulated deficits of $170,517 and $67,970, respectively.
      Management’s plans in regard to the Company’s ability to continue as a going concern include restructuring its operations with the sale of some of its business as discussed in Note 2 and other actions aimed at reducing costs and increasing operating efficiency.

Dividends
      Dividends paid are not subject to income tax if paid from the Net Tax Profit Account and will be taxed at a rate that fluctuates between 4.62% and 7.69% if they arise from the Reinvested Net Tax Profit Account dividends paid in excess of this account are subject to a tax equivalent to 42.85%, 40.84% or 38.91% depending

GRUPO TMM, S. A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
on whether paid in 2005, 2006 or 2007, respectively. The tax is payable by the Company and may be credited against its income tax in the same year or the following two years. Dividends paid from previously taxed profits are not subject to tax withholding or additional tax payment.
      In the event of a capital reduction, any excess of stockholders’ equity over capital contributions, the latter restated in accordance with the provisions of the Income Tax Law, is accorded the same treatment as dividends.

NOTE 19 —	OTHER (EXPENSES) INCOME — NET:

	December 31,

	2002	2003	2004

Recoverable income tax and VAT	$5,186	$12,890	$17,132
Gain on dilution of subsidiary shares (Note 1)	8,111
Termination agreement	(17,500)
Loss on sale of other subsidiaries (Note 1)		(20,208)	(60)
Restructuring costs and others		(21,656)
Loss on sales of property and equipment — Net		(5,895)
Reserve for BIMMSA contingencies		(6,168)	(708)
Cancellation of fees related with previous tranches of the obligations for sale of receivables		(6,190)
Loss on disposition of assets		(5,000)
Other — Net	733	(6,471)	(132)

	$(3,470)	$(58,698)	$16,232

NOTE 20 —	INCOME TAX, EMPLOYEES’ STATUTORY PROFIT-SHARING, ASSET TAX AND TAX LOSS CARRYFORWARDS:

Income tax
      The Company determined its consolidated tax result as authorized by the General Technical Revenue Direction of the Ministry of Finance, in ruling number 396-I-B-3-49-1482 dated December 31, 1991.
      Grupo and its subsidiaries had consolidated losses for tax purposes of ($155,188), ($127,889) and ($55,437) for the year ended December 31, 2002, 2003 and 2004, respectively. The difference between tax and book loss is due principally to the inflation and foreign exchange gains or losses recognized for tax purposes, the difference between book and tax depreciation and amortization, non-deductible expenses and temporary differences for certain items that are reported in different periods for financial reporting and income tax purposes.
      The benefit (provision) for income tax charged to income was as follows:

	Year Ended December 31,

	2002	2003	2004

Current income tax	$(173)	$(700)	$(231)
Deferred income tax	21,197	(5,027)	(43,300)

Net benefit (provision)	21,024	(5,727)	(43,531)
Asset tax	(92)	(394)	(172)

Benefit (provision) for income taxes	$20,932	$(6,121)	$(43,703)

GRUPO TMM, S. A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Reconciliation of the income tax benefit (provision) based on the statutory income tax rate, to recorded income tax benefit (provision) is as follows:

	Year Ended December 31,

	2002	2003	2004

Loss before income taxes and minority interest	$(69,073)	$(120,430)	$(65,659)

Income tax at 35% in 2002, 34% in 2003 and 33% in 2004	$24,176	$40,946	$21,667
Increase (decrease) resulting from:
Profits reported by the foreign subsidiaries	1,294	2,411	250
Inflationary effects on fixed assets and provisions	(26,239)	(33,191)	60,837
Inflationary effects related to indexing and exchange rate devaluation on tax loss carryforwards — Net	31,553	(21,761)	(136,008)
Non-deductible expenses	(3,216)	13,464	6,541
Change in tax rates	(871)	(1,722)	10,887
Other — Net	(5,765)	(6,268)	(7,877)

Net income tax benefit (provision)	$20,932	$(6,121)	$(43,703)

      According to the amendments to the Mexican Income Tax Law enacted in 2005, the income tax rate will decrease one percent per year from 30% starting in 2005 down to 28% in 2007.
      The components of deferred tax assets and (liabilities) are comprised of the following:

	December 31,

	2003	2004

Tax-loss carryforwards	$46,306	$21,538
Income tax paid on dividends	393	351
Inventories and provisions, net	41,260	26,750
Concession rights and property, machinery and equipment	(20,758)	(24,738)

Net deferred tax assets	$67,201	$23,901

      The Company has recognized deferred tax assets related to its tax loss carryforwards and other items after evaluating the reversal of existing taxable temporary differences. To the extent that the balance of the deferred tax assets exceeds the existing temporary differences, Management has evaluated the recoverability of such amounts by estimating future taxable profits in the foreseeable future which extend between 2005 through 2014. The tax profits include estimates of profitability and macroeconomic assumptions which are based on Management’s best estimate as of this date.

Asset tax
      The Asset Tax Law establishes a tax of 1.8% on the average of assets, less certain liabilities, which is payable when it exceeds the income tax due. There was no asset tax base in the consolidated returns for 2002, 2003 and 2004. Some subsidiaries generated an asset tax on individual basis of $394 and $172, for the years ended December 31, 2003 and 2004, respectively.

GRUPO TMM, S. A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Tax loss carryforwards
      At December 31, 2004, Grupo had tax loss carryforwards, which under the Mexican Income Tax Law are inflation-indexed through the date of utilization as follows:

	Inflation-Indexed
Year in Which	Amounts as of	Year of
Loss Arose	June 30, 2004	Expiration

1995	$45,431	2005
1997	11,770	2007
1998	138,521	2008
2000	34,043	2010
2001	169,728	2011
2002	155,188	2012
2003	127,889	2013
2004	55,437	2014

	$738,007

Employees’ statutory profit-sharing
      Employees’ statutory profit-sharing is determined by the Company at the rate of 10% of taxable income, adjusted as prescribed by the Mexican Income Tax Law. For the years ended December 31, 2001, 2002 and 2003, there was no basis for employees’ statutory profit-sharing.
NOTE 21 — FINANCIAL INFORMATION BY SEGMENT:
      The Company operates in the following segments: specialized maritime transportation, land transportation and logistics, operation of ports and terminals, and related services. Specialized maritime transportation (“Maritime Transportation Division”) operations include the transportation of liquid petroleum and petrochemical products in bulk, materials and supplies for drilling platforms, as well as tugboat services. Land transportation and logistics (“Logistics Division”) includes dedicated truck services and logistics solutions. Port operations (“Ports and Terminal Division”) include terminal service and agency activities, both cargo and passenger. Rail transportation (“Railroad Division”) includes interline connections, consisting of US and Mexican railroad lines and traffic in the United States of America. The Company’s interest in the Railroad Division and the Ports and Terminals Division is being presented as discontinued operations (see Note 2).

GRUPO TMM, S. A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Information for each operating segment is as follows:

					Elimination
	Specialized		Ports and		Between Segments
	Maritime	Logistics	Terminals	Railroad	and Shared	Total
December 31, 2002	Division	Division	Division	Division	Accounts	Consolidated

Total revenues	$123,214	$79,057	$112,517	$712,327	$(18,499)	$1,008,616
Costs and expenses	(106,343)	(70,817)	(70,319)	(474,042)	4,308	(717,213)
Depreciation and amortization	(8,177)	(4,214)	(8,776)	(82,553)	(3,690)	(107,410)

Income on transportation	$8,694	$4,026	$33,422	$155,732	$(17,881)	$183,993

Costs, expenses and income not allocated						(226,602)

Net loss for the year						$(42,609)

Total capital expenditures
By segment	$2,705	$5,132	$7,010	$89,355		$104,202
Shared capital expenditures					$2,769	2,769

Total capital expenditures	$2,705	$5,132	$7,010	$89,355	$2,769	$106,971

Total non-cash transactions	$750			$(93,555)		$(92,805)
Shared non-cash transactions					$5,528	5,528

Total non-cash transactions	$750	$—	$—	$(93,555)	$5,528	$(87,277)

GRUPO TMM, S. A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

					Elimination
	Specialized		Ports and		Between Segments
	Marítime	Logistics	Terminals	Railroad	and Shared	Total
December 31, 2003	Division	Division	Division	Division	Accounts	Consolidated

Transportation revenues	$116,000	$89,531	$52,188	$698,528	$(18,204)	$938,043
Costs and expenses	(101,719)	(83,645)	(37,171)	(481,327)	3,042	(700,820)
Depreciation and amortization	(6,263)	(3,367)	(4,496)	(85,195)	(885)	(100,206)

Income on transportation	$8,018	$2,519	$10,521	$132,006	$(16,047)	137,017

Costs, expenses and income not allocated						(223,679)

Net loss for the year						$(86,662)

Total assets by segment	$224,662	$94,410	$43,452	$2,121,733		$2,484,257
Shared assets					$(17,644)	(17,644)

Total assets	$224,662	$94,410	$43,452	$2,121,733	$(17,644)	$2,466,613

Total liabilities by segment	$74,881	$56,744	$38,125	$1,141,880		$1,311,630
Shared liabilities					$423,591	423,591

Total liabilities	$74,881	$56,744	$38,125	$1,141,880	$423,591	$1,735,221

Total capital expenditures
By segment	$4,257	$2,029	$1,529	$73,121		$80,936
Shared capital expenditures					$172	172

Total capital expenditures	$4,257	$2,029	$1,529	$73,121	$172	$81,108

Total non-cash transactions			$2,362	$120		$2,482
Shared non-cash transactions					$4,147	4,147

Total non-cash transactions	$—	$—	$2,362	$120	$4,147	$6,629

GRUPO TMM, S. A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

					Elimination
	Specialized		Ports and		Between Segments
	Marítime	Logistics	Terminals	Railroad	and Shared	Total
December 31, 2004	Division	Division	Division	Division	Accounts	Consolidated

Transportation revenues	$127,756	$97,583	$26,647	$699,223	$(20,880)	$930,329
Costs and expenses	(108,066)	(90,411)	(24,146)	(486,850)	5,196	(704,277)
Depreciation and amortization	(5,033)	(2,842)	(2,111)	(86,503)	(275)	(96,764)

Income on transportation	$14,657	$4,330	$390	$125,870	$(15,959)	129,288

Costs, expenses and income not allocated						(231,835)

Net loss for the year						$(102,547)

Total assets by segment	$196,077	$85,695	$74,013	$2,057,950		$2,413,735
Shared assets					(61,698)	(61,698)

Total assets	$196,077	$85,695	$74,013	$2,057,950	$(61,698)	$2,352,037

Total liabilities by segment	$61,028	$43,778	$41,491	$1,054,556		$1,200,853
Shared liabilities					$514,517	514,517

Total liabilities	$61,028	$43,778	$41,491	$1,054,556	$514,517	$1,715,370

Total capital expenditures by segment	$50	$6,982	$590	$44,408		$52,030
Shared capital expenditures					$81	81

Total capital expenditures	$50	$6,982	$590	$44,408	$81	$52,111

NOTE 22 — PENSIONS AND SENIORITY PREMIUMS:
      Seniority premiums and retirement plan benefits (“pension benefits”) obligations are based on actuarial calculations using the projected unit credit method. Pension benefits are based mainly on years of service, age and salary level upon retirement.
      Seniority premiums and pension benefits charged to income include the amortization of past service costs over the average remaining working lifetime of employees.
      The following is a breakdown of the labor cost, together with the actuarial estimation of the present value of this benefit, as well as the basic actuarial assumptions for the calculation of these labor obligations.

	Year Ended December 31,

	2002	2003	2004

Labor cost	$430	$546	$424
Financial cost	870	848	971
Return on plan assets	(199)	(204)	(182)
Amortization of the transitory obligation and variations in assumptions	(124)	(127)

Net period cost	$977	$1,063	$1,213

GRUPO TMM, S. A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31,

	2003	2004

Reserve for pension and seniority premiums:
Projected benefit obligation	$(10,600)	$(11,498)
Plan assets	1,953	1,842
Unamortized transition amount	(105)	467

Reserve for pensions and seniority premiums	$(8,752)	$(9,189)

      Plan assets consist basically of fixed-rate investments, marketable securities authorized for pension plans by the Mexican National Banking and Securities Commission.
      The economic hypotheses with respect to the discount rate, the increase in salaries and the long-term return considered in determining the projected benefit obligation were respectively 5% and 9%, in 2003 and 2004.
      As of December 31, 2004, approximately 63% of the Company’s employees are covered under collective bargaining agreements. Under these labor agreements, the compensation terms of the collective bargaining agreements are subject to renegotiation on an annual basis, whereas all other terms are to be renegotiated every two years. Grupo has 8,779 and 8,491 employees as of December 31, 2003 and 2004, respectively, which includes 3,550 and 3,535 employees of TFM as of December 31, 2003 and 2004, respectively.
NOTE 23 — EARNINGS (LOSS) PER SHARE:
      Earnings (loss) per share is calculated based on the weighted average numbers of shares outstanding during the year. There are no potential dilutive instruments outstanding, therefore basic and diluted earnings (losses) per share are the same:

	December 31,

	2002	2003	2004

Net loss for the year	$(42,609)	$(86,662)	$(102,547)
Weighted average number of shares outstanding (thousands)	56,963	56,963	56,963
Basic loss per share	$(0.748)	$(1.521)	$(1.80)
NOTE 24 — COMMITMENTS AND CONTINGENCIES:

a.	Commitments:

Concession Duties
      Pursuant to the concession under which it operates the ports and tugboat services, the Company had the obligation to make monthly fixed and variable rental payments. Such payments totaled $237, $236 and $251 in 2002, 2003 and 2004, respectively.

Leases and charters
      The Company uses various bareboat and time-chartered vessels to supplement its fleet for periods ranging from seven months to ten years. The related charter expenses were $37,692 in 2002, $35,273 in 2003, and $48,436 in 2004.

GRUPO TMM, S. A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      An analysis of minimum future charter and lease payments specified in the related agreements is as follows:

	December 31,

Year	2003	2004

2004	$33,575
2005	20,785	$42,138
2006	15,201	19,623
2007	15,289	16,465
2008	9,473	11,105
2009 and thereafter		190

	$94,323	$89,521

Synthetic lease contracts

Keith G. McCall and Isla Guadalupe
      On October 10, 2002, Marítima Mexicana, S. A. de C. V. (“Marmex”), an indirect subsidiary of Grupo, sold the vessels Keith G. McCall and Isla Guadalupe for $15,200. The Company recorded a gain of $419 on the sale of the vessels.
      On the same date, Marmex entered into a seven-year bareboat charter contract with a purchase option with the new owner of the vessels. The purchase option was established at the market cost of the vessels at the time the option is exercised. Marmex does not currently intend to exercise the purchase option. Additionally, the contract establishes the possibility of extending the charter period to the terms agreed upon by the two parties when the current contract expires. As per the terms of the contract, Marmex is required to make quarterly payments through 2009.

Isla Azteca (ex-Seacor Alcina)
      On December 19, 2003, Marmex bought from Seacor the Seacor Alcina vessel for $8,800. This vessel was renamed as Isla Azteca.
      On the same date, Marmex sold the vessel for $8,800 and entered into a seven-year bareboat charter contract with a purchase option. The purchase option was established at the market cost of the vessel at the time the option is exercised. Marmex does not currently intend to exercise the purchase option. Additionally, the contract establishes the possibility of extending the charter period on the terms agreed upon by the two parties when the current contract expires. As per the terms of the contract, Marmex is required to make quarterly payments through 2004 and 2008.

GRUPO TMM, S. A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      As of December 31, 2003 and 2004, the minimum future rental payments for the three vessels are as follows:

Year	2003	2004

2003	$1,992
2004	2,869	$2,869
2005	3,125	3,125
2006	3,125	3,125
2007	3,125	3,125
2008	2,246	2,246
2009	1,954	1,954

Total	$18,436	$16,444

b.	Contingencies:

1)	TFM Value-Added Tax Lawsuit and Mexican Government Put
      Under the terms of the AAA (See Note 25), KCS will have the right to control the settlement of the long-standing VAT Claim between TFM and the Mexican Government, as well as the negotiations related to the Put Option of the 20% shares of TFM held by the Mexican Government (the “Put Option”). This Put Option is the result of the agreements under which the Mexican Government retained a 20% interest in TFM in connection with the privatization of TFM in 1997, and pursuant to the original agreements relating to the concession, the Mexican Government may require that Grupo and KCS, either jointly or individually, purchase the Mexican government’s interest at a predetermined price.
      No later than 180 days after the successful resolution of the current proceedings related to the Put and the VAT claim with the Mexican Government, KCS will pay to Grupo the VAT Contingency payment of $110 million as follows: i) $35 million in cash, ii) $35 million in shares of KCS Common Stock, and iii) $40 million that will be deposited into an escrow account as collateral for certain tax indemnities. The shares of Common Stock will be valued at the volume-weighted average closing price (“VWAP”) of the Common Stock for the 20 trading days immediately preceding the later of the closing or the announcement of the VAT/Put Settlement Date.
      Pursuant to the AAA, the Company and KCS entered into a Put Assumption Agreement dated December 15, 2004 which, conditional upon the closing of the sale of Grupo TFM which was approved by KCS’s shareholders on March 29, 2005 provides for KCS to assume the Mexican Government Put obligation.
      Grupo and KCS have jointly prepared a proposal for settlement of the pending VAT Claim and the Put and have submitted the proposal to the Mexican Government for review. The proposal contemplates, in general terms, that Grupo TFM acquires the shares of TFM subject to the Put on a basis that effectively offsets the VAT Claim with the Put obligation.

2)	Disputes between Grupo and KCS
      On April 20, 2003, Grupo entered into the Acquisition Agreement (“AA”) with KCS, which then owned a 49% voting interest in Grupo TFM. Under the terms of the AA, Grupo was to sell its entire interest in Grupo TFM, which owns 80% of TFM and through which its railroad operations are conducted. Under the agreement, KCS was to acquire Grupo’s interest in Grupo TFM in exchange for $200 million in cash and 18 million shares of common stock of KCS’s successor corporation. In addition, Grupo was to have the right to receive an additional earnout payment of up to $175 million in cash ($180 million if KCS elected to defer a portion of the payment) in the event that the pending VAT claim against the Government by TFM was

GRUPO TMM, S. A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
successfully resolved prior to the execution by the Government of its “put” rights in certain shares of TFM, and the amount of VAT Proceeds received was greater than the purchase price of the “put” shares held by the Government. Completion of the TFM sale was subject to approval by i) holders of Grupo 2003 and 2006 notes, ii) the shareholders of KCS and iii) the shareholders of Grupo, together with receipt of certain governmental approvals in the United States and Mexico and other customary conditions.
      On August 18, 2003, Grupo’s shareholders voted to reject the AA in light of certain actions on the part of KCS subsequent to the execution of the AA.
      KCS disputed Grupo’s right to terminate the AA and alleged certain breaches by Grupo of the AA. Under the terms of the AA, the parties submitted these disputes to binding arbitration.
      In March 2004, the three-member panel in the arbitration proceeding between KCS and Grupo concluded, in an interim award, that the rejection of the AA by Grupo’s shareholders in its vote on August 18, 2003, did not authorize Grupo to terminate the AA. Accordingly, the three-member panel indicated the AA would remain in force and binding on the parties until otherwise terminated according to its terms or by law. In reaching the conclusion, the panel found it unnecessary to determine whether approval by Grupo’s shareholders was a “condition” of the AA.
      KCS and certain of its affiliates initiated judicial proceedings in Mexico against the Company and certain of its subsidiaries, Grupo TFM, TFM and several individuals, seeking the nullification of several board meetings that took place during 2003 and 2004. KCS and certain of its affiliates also initiated proceedings against the Company and certain of its subsidiaries, including Grupo TFM, as well as other financial institutions that participated in the Company’s receivables securitization program, seeking the court’s declaration of the nullity of the Option Agreement entered into by TMM Multimodal and The Bank of New York, as trustee of the securitization trust. Investors in such program were named in the lawsuit but were never served.
      As a consequence of the execution of the AAA on December 15, 2004 (see Note 25), the lawsuits described above were suspended; and following the favorable vote of KCS shareholders on March 29, 2005 which resulted in the closing of the sale of Grupo TFM to KCS, the plaintiffs have filed a dismissal motion in respect of all defendants under all of the above claims.

3)	The GM Put Option
      In October 2000, EMD, a subsidiary of General Motors (“GM”), invested $20 million in Grupo’s subsidiary TMM Multimodal (representing an approximate 3.4% economic interest in TMM Multimodal). Under the terms of the Subscription and Stockholder Agreement relating to its investment in TMM Multimodal, i) EMD had the right to cause Grupo to purchase, or, alternatively, to cause TMM Multimodal to redeem, all, but not less than all, of EMD’s shares in TMM Multimodal at a price equal to the original investment of $20 million, plus interest compounded annually from June 30, 2000, at the rate of 12% per annum, less certain distributions received by EMD in respect of its shares of TMM Multimodal, and ii) Grupo had the right to cause EMD to sell all, but not less than all, of EMD’s shares in TMM Multimodal at a price equal to the original investment of $20 million, plus interest compounded annually from June 30, 2000, at the following annual rates (less certain distributions received by EMD in respect of its shares of TMM Multimodal):

•	From June 30, 2000 to June 30, 2003: 15% per annum

•	From July 1, 2003 to June 30, 2005: 16% per annum

•	From July 1, 2005 to June 30, 2007: 17% per annum

GRUPO TMM, S. A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	From July 1, 2007 to June 30, 2010: 19% per annum

•	From July 1, 2010 onwards: 20% per annum
      At the end of December 31, 2004, Grupo recognized a liability from the GM Put of $13.5 million.
      On March 15, 2005, GM notified the Company of its intention to exercise its Put Option on April 4, 2005; and on such date, with the cash proceeds from the sale of its interest in Grupo TFM to KCS, Grupo paid approximately $34 million to GM in exchange for the shares subject to the Put Option (See Note 25).

4)	Other legal proceedings

•	The Company is a party to various other legal proceedings and administrative actions, all of which are of an ordinary or routine nature and incidental to its operations. Although it is impossible to predict the outcome of any legal proceeding, in the opinion of the Company’s Management, such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on the Company’s financial condition, results of operations or liquidity.

•	The Company has transactions and relationships with related parties. Because of these relationships, in accordance with the Mexican Income Tax Law, the Company must obtain a transfer pricing study for the transactions that took place during 2004 that confirms that the terms of these transactions are the same as those that would result from transactions among wholly unrelated parties. The Company is in the process of completing this study.

•	During the years ended December 31, 2002, 2003 and 2004, Grupo and some of its subsidiaries assumed joint and several responsibility for the prepayment of federal taxes for some of the Grupo’s other subsidiaries, having informed the Ministry of Finance and Public Credit of the tax liabilities that such subsidiaries had generated, on the understanding that the former would be jointly and severally liable for payments of such taxes.
NOTE 25 — EVENTS AFTER BALANCE SHEET DATE:

Amended Acquisition Agreement (“AAA”) with Kansas City Southern
      On December 15, 2004, Grupo and KCS announced that the companies had entered into an AAA whereby Grupo would sell its 51% voting interest in Grupo TFM owned by TMM Multimodal, a subsidiary of Grupo, to KCS for $200 million in cash, 18 million shares of KCS common stock, $47 million in a 5% promissory note payable in June 2007, and up to $110 million payable in a combination of cash, notes and KCS common stock upon successful resolution of the current proceedings related to the VAT claim and the Put with the Mexican Government. The $47 million promissory note is, and a portion of the $110 million contingent payment will be, subject to certain escrow arrangements to cover potential indemnification claims under the terms of the AAA.
      On January 11, 2005, Grupo held a Shareholders’ Meeting where the shareholders of the Company unanimously approved the board of directors’ recommendation to sell its 51% voting interest in Grupo TFM to KCS.
      On March 29, 2005, KCS held a Shareholders’ Meeting and its shareholders approved the transaction as well as the issuance of additional shares to be delivered to Grupo. As a result of this vote, all of the conditions precedent to the closing of the sale of Grupo TFM were met and the purchase price was delivered to Grupo on April 1, 2005.
      On April 1, 2005, Grupo received the purchase price of its interest in Grupo TFM to KCS. The consideration received by Grupo totaled approximately $600 million, which included $200 million in cash, $47 million in a 2-year, 5% KCS promissory note and 18 million shares of KCS common stock valued at such

GRUPO TMM, S. A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
date at approximately $355 million. An additional amount of up to $110 million in a combination of cash, notes and stock will be paid by KCS upon completion of a settlement involving the VAT and Put lawsuits.
      The $200 million in cash proceeds from the sale were used to pay down the following obligations: i) approximately $70 million in principal and accrued interest of Grupo’s securitization program, ii) approximately $34 million to satisfy the GM Put Option and applicable taxes and related expenses, iii) approximately $70 million that will be used to pay down Grupo’s Senior Secured Notes due 2007 on a pro rata basis, on May 13, 2005 (Approximately $68 million in principal amount and approximately $2 million in accrued interest) and iv) approximately $26 million in related fees and expenses.

GM Put Option
      On March 15, 2005, GM notified the Company of its intention to exercise its Put Option on April 4, 2005; and on such date, with the cash proceeds from the sale of its interest in Grupo TFM to KCS, Grupo paid approximately $34 million to GM in exchange for the shares subject to the Put Option.
NOTE 26 — RECONCILIATION OF DIFFERENCES BETWEEN IFRS AND U.S. GAAP:

a.	Reconciliation of consolidated net income:

		Year Ended December 31,

	Note	2002	2003	2004

Consolidated net loss under IFRS		$(42,609)	$(86,662)	$(102,547)
Sale and lease back transactions	i.	9,858	3,220	3,220
Pensions and seniority premium	ii.	(43)	(304)	88
Foreign exchange effect adjustments	iii.	4,699	(60)	(1,755)
Deferred taxes	iv.	(26,060)	(22,428)	3,500
Goodwill amortization	v.	1,259	762	762
Debt restructuring fees and expenses	vi.			(14,829)
Gain (loss) on valuation of put option	vii.		(6,779)	6,779
Effect of U.S. GAAP adjustments on minority interest	viii.	117	225	20
U.S. GAAP adjustments on discontinued operations	ix.	63,427	64,956	(11,031)

Consolidated net income (loss) under U.S. GAAP		$10,648	$(47,070)	$(115,793)

GRUPO TMM, S. A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

b.	Reconciliation of stockholders’ equity:

		Year Ended December 31,

	Note d.	2003	2004

Stockholders’ equity (deficit) under IFRS		$53,188	$(49,359)
Sale and lease back transactions	i.	(4,558)	(1,339)
Pensions and seniority premium	ii.	240	208
Deferred taxes	iv.	1,656	3,526
Investments	v.	(2,979)	(2,216)
Debt restructuring fees and expenses	vi.		(14,829)
Loss on valuation of put option	vii.	(6,779)
Effect of U.S. GAAP adjustments on minority interest	viii.	44	287
U.S. GAAP adjustments related to discontinued operations	ix.	71,814	60,555

Stockholders’ equity (deficit) under U.S. GAAP		$112,626	$(3,167)

c.	Analysis of changes in stockholders’ equity under U.S. GAAP:

	December 31,

	2003	2004

Balance at beginning of period	$159,696	$112,626
Net income (loss)	(47,070)	(115,793)

Balance at end of period	$112,626	$(3,167)

d.	Significant differences between IFRS and U.S. GAAP:

i.	Sale and lease back transactions
      Under IFRS, the Company recognized a gain on the sale of its corporate building in 2001, three vessels in 1998 and two vessels in 1997, which were leased back for a period of 5 years, 5 to 8 years and 5 years, respectively, without any obligation to repurchase. Under IFRS, the gains were recognized at the respective transaction dates whereas under U.S. GAAP, the gains should be deferred and amortized over the terms of the lease contracts. During 2002, the leasing of the vessels “Tepozteco II” and “Aya II” early terminated, therefore the remaining unamortized gains related to the leases of $2,794 and $2,496, respectively, were recognized in 2002.

ii.	Pensions and seniority premium
      The Company accrues a liability and recognizes net periodic costs for pension and seniority premium plans on the basis of actuarial computations. Retirement benefits are based primarily on years of service, age, and the employee’s pay at retirement. The difference between IFRS and U.S. GAAP relates mainly to unrecognized net transition obligation and unrecognized actuarial gains and losses.

GRUPO TMM, S. A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The pensions and seniority premium liability is as follows:

	December 31,

	2003	2004

Actuarial present value of benefit obligations:
Vested benefit obligation	$7,366	$7,543
Non-vested benefit obligation	1,531	2,045

Accumulated benefit obligation	8,897	9,588
Additional benefits related to future compensation increase	1,588	1,911

Projected benefit obligation	$10,485	$11,499

      The change in the pensions and seniority premium liability is as follows:

	December 31,

	2003	2004

Benefit obligation at beginning of year	$10,523	$10,485
Service cost	565	388
Interest cost	953	911
Actuarial (gain) loss	(805)	481
Benefits paid	(751)	(766)

Benefit obligation at end of year or period	$10,485	$11,499

      The change in the fair value of plan assets and funded status of the plans is as follows:

	December 31,

	2003	2004

Fair value of plan assets at beginning of year	$2,252	$1,953
Exchange gain on plan assets	640	833
Actual return on plan assets	(188)	(178)
Benefits paid	(751)	(766)

Fair value of plan assets at end of year	$1,953	$1,842

	December 31,

	2003	2004

Funded status	$(8,532)	$(9,657)
Unrecognized net actuarial (gain) loss	(536)	137
Unrecognized net transition obligation and intangible asset	556	539

Accrued benefit obligation	$(8,512)	$(8,981)

GRUPO TMM, S. A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The difference between net periodic pension and seniority premiums cost under SFAS No. 87 and IAS 19 were as follows:

	Year Ended December 31,

	2002	2003	2004

Net periodic pension cost under IFRS	$976	$1,017	$1,213
Net periodic pension cost under U.S. GAAP	(1,019)	(1,321)	(1,125)

U.S. GAAP net income adjustment	$(43)	$(304)	$88

	Year Ended
	December 31,

	2003	2004

Accumulated benefit obligation under IFRS	$8,752	$9,189
Accumulated benefit obligation under U.S. GAAP	(8,512)	(8,981)

U.S. GAAP stockholders’ equity adjustment	$240	$208

iii.	Foreign exchange adjustments
      These differences are related to the effects of exchange rates on deferred taxes and pension and seniority premium obligations, which are calculated in pesos and translated to U.S. dollars.

	Year Ended December 31,

	2002	2003	2004

Pensions and seniority premium	$762	$478	$(119)
Deferred taxes	3,937	(538)	(1,636)

	$4,699	$(60)	$(1,755)

iv.	Deferred taxes
      As mentioned in Note 3, income tax is recorded in accordance with IAS 12 (revised), which, among other provisions, requires the recognition of deferred taxes for non-monetary assets indexed for tax purposes. Under U.S. GAAP, the Company follows the guidelines established in SFAS No. 109, “Accounting for Income Taxes”. This statement does not permit recognition of deferred taxes for differences related to assets and liabilities that are remeasured from local currency into the functional currency using historical exchange rates and that result from changes in exchange rates or indexing for tax purposes.
      For U.S. GAAP purposes the deferred tax computation on non-monetary assets and liabilities is based on current historical pesos whereas for IFRS purposes amounts in historical US dollars are considered for book purposes.
      The deferred tax adjustment included in the consolidated results and stockholders’ equity reconciliations, also include the effect of deferred taxes on the other U.S. GAAP adjustments.

v.	Goodwill
      Under IFRS, in 2000, Grupo established a reserve of $5,000 for goodwill related to an investment which it had decided to abandon. In 2001, due to a change in economic circumstances, Management elected to maintain the investment and consequently, the reserve was reversed. The reserve corresponded to the goodwill arising from the purchase of said investment which is being amortized over a period of ten years. Under US GAAP goodwill impairment is not reversed, consequently the amortization of the goodwill for IFRS

GRUPO TMM, S. A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
purposes during the period ended December 31, 2002 of $1,070 and for the period ended December 31, 2003 and 2004 of $536, is being reversed for U.S. GAAP purposes.
      The Company recorded goodwill of $4.5 million arising from the acquisition of the 49% controlling interest in a subsidiary. Under IFRS, this goodwill is being amortized over a period of 20 years. During the year ended December 31, 2002, 2003 and 2004 the amortization of this goodwill amounted to $189, $226 and $226 respectively. For U.S. GAAP purposes, according to SFAS 142, “Goodwill and Other Intangible Assets” the amortization is being reversed since goodwill should be only tested for impairment on a yearly basis and not being amortized.

vi.	Debt restructuring fees and expenses
      As further disclosed in Note 12 the Company completed the restructuring of its Senior Secured Notes in August 2004. Under IFRS all premiums, fees and expenses paid to both the creditors and third parties were deferred to be recognized in income over the life of the new debt.
      Under US GAAP this transaction was considered a non-troubled debt restructuring and the modification of terms was not substantial, therefore the fees and expenses paid to third parties (i.e. non-creditors) was recognized directly in income in 2004.

vii.	Valuation of the Put Options
      As mentioned in Note 24, the Company has two put options: the Mexican Government Put and the GM Put Option (collectively the “Put Options”). Under IAS No. 39 “Financial Instruments: Recognition and Measurement”, the Put Options were deemed to qualify as derivatives, which need to be measured at fair value. The difference between the estimated fair market value and the strike price of the Put Options at December 31, 2003, was a positive adjustment of $6.8 million and negative adjustment of $13.5 million at December 31, 2004, which was recorded in the consolidated income statement for the year under IFRS. The difference between the estimated fair market value and the strike price of the Put Options at December 31, 2002 was not significant. Under US GAAP, the Put Options qualify as a derivative instrument under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. Nevertheless, the gain on the written Put Options in 2003 was not recognized, and an adjustment appears in the U.S. GAAP reconciliation. In 2004, the loss on the Put Options was recognized for both IFRS and US GAAP, therefore no stockholder’s equity adjustment is being made and the net income adjustment reflects the reversal of the adjustment recognized in 2003 for US GAAP purposes.

viii.	Effects of U.S. GAAP adjustments on minority interest
      Corresponds to the effect of U.S. GAAP adjustments on minority interest for non-wholly owned subsidiaries.

ix.	Discontinued operations

Sale of the Port Business
      As more fully described in Note 2, in the second quarter of 2003, Grupo sold its 51% remaining interest in the Port Business to SAA, for an aggregate purchase price of $127.7 million (approximately $114 million net in cash).
      The sale was completed on May 13, 2003. Under IFRS, the sale of the Port Business was accounted for as a discontinued operation; nevertheless, such disclosures are only required to be presented in the Notes to the financial statements. Under US GAAP the Port Business was accounted for as a discontinued operation for all years presented.

GRUPO TMM, S. A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Sale of the Railroad Business
      On December 15, 2004, Kansas City Southern (“KCS”) entered into an Amended Acquisition Agreement (“AAA”) with Grupo and other parties under which KCS ultimately would acquire control of TFM through the purchase of shares of common stock of Grupo TFM. Under the terms of the AAA, KCS would acquire all of the interest of Grupo in Grupo TFM for $200 million in cash, 18 million shares of KCS common stock, $47 million in a 5%, two-year promissory note subject to satisfaction of conditions of an escrow agreement, and up to $110 million payable in a combination of cash and stock related to the final resolution of the VAT claim and Put Option as such term is defined in the AAA.
      As of December 31, 2004, all of the conditions precedent to the closing contemplated in the AAA had been satisfied, with the exception of the approval of the shareholders of KCS, which was ultimately obtained on March 29, 2005 (See Note 25).
      Under U.S. GAAP, the sale of the Port and Railroad Business would also be accounted as a discontinued operation pursuant to Statement No. 144 “Accounting for the Impairment of Disposal of Long-Lived Assets”. Therefore, the financial statements for all years presented reflect the Railroad Business as a discontinued operation.
      U.S. GAAP adjustments attributable to operations that were discontinued are as follows:

	Year Ended December 31,

Net income	2002	2003	2004

Sale and lease back transactions (note i)	$387	$579
Foreign exchange effect adjustment (note iii)	2,705	15
Deferred taxes (note iv)	160,661	127,095	$(13,461)
Deferred charges (note x)	702	34	(323)
Dilution in sale of Mexrail (note xi)	(8,111)		(9,165)
Depreciation of step-up in Mexrail (note xi)	(459)	(612)	(357)
Minority interest (note v)	(92,458)	(62,155)	12,275

	$63,427	$64,956	$(11,031)

	Year Ended December 31,

Stockholder’s equity	2003	2004

Deferred taxes (note iv)	$167,672	$154,211
Deferred charges (note x)	(197)	(520)
Dilution in sale of Mexrail (note xi)	6,036
Depreciation of step-up in Mexrail (note xi)	(1,071)
Minority interest (note v)	(100,626)	(93,136)

	$71,814	$60,555

      Upon closing of the transaction on April 1, 2005, the Company have recognized a gain on the sale of Grupo TFM of approximately $196.3 million (unaudited), or $176.4 million (unaudited) net of deferred income taxes.
      The Company will have the right to purchase additional shares of common stock of KCS in the event that KCS issues any shares of common stock or options, warrants or convertible securities of KCS in order to maintain its percentage interest in KCS. The right will not apply to options issued under employee benefit plans adopted by the board of directors of KCS. The pre-emptive rights terminate on April 1, 2008, the third anniversary of the closing of the Acquisition.

GRUPO TMM, S. A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

x.	Deferred charges
      During 2001, the Company incurred certain financing costs paid to third parties which were capitalized under IFRS amounting to $933. Under U.S. GAAP, these costs are expensed as incurred.
      Additionally, during 2002, the Company incurred certain expenses related with the issuance of Senior Notes. Under U.S. GAAP the legal fees incurred in connection with the exchange of such senior notes amounting to $231 should be expensed as incurred. Nevertheless, under IFRS these expenses should be capitalized and amortized over the period of the senior notes.

xi.	Dilution in sale of Mexrail to TFM
      On February 27, 2002, Grupo and KCS sold their respective interests in Mexrail to TFM for an aggregate purchase price of $64 million. Under U.S. GAAP, the portion of Mexrail purchased from KCS was accounted for as a purchase pursuant to SFAS No. 141, “Business Combinations” with partial fair value step-up (49%), for KCS’s investment being recognized for the assets and liabilities being acquired. Thus, the amount recorded was $20,557 and the corresponding deferred income tax (45%) for $9,249, were both allocated in fixed assets. During the years ended December 31, 2002, 2003 and 2004, the depreciation was $459, $612 and $357, respectively. The portion sold by Grupo to TFM (51%) amounting to $21.4 million was accounted for on a historical carryover basis since both Mexrail and TFM are under the common control of the Company.
      In addition, as a result of the transaction described above, under IFRS, Grupo recognized a gain of $8,111 resulting from its equity dilution in Mexrail representing the amount “deemed sold”. Under U.S. GAAP, such a gain would not have been reflected in the income statement, but would have affected stockholders’ equity due to the step-up described above for $14,147.
      As more fully described in Note 1, Grupo TMM and TFM entered into a new Stock Purchase Agreement dated August 16, 2004 (“New Mexrail Stock Purchase Agreement”). Pursuant to the terms of that agreement, KCS purchased from TFM 51% of the outstanding share of Mexrail for $32.7 million. KCS is obligated to purchase the remaining shares of Mexrail owned by TFM on or before October 31, 2005 at a fixed price of $31.4 million.
      Under IFRS, Grupo TFM recorded a net gain on the sale of the 51% to KCS in the amount of $3.2 million whereas under U.S. GAAP, the sale of the initial 51% would have resulted in a net loss of $6.8 million, due to the higher carrying value of the investment. In addition, given that the sale price for the remaining 49% is fixed and determinable, for U.S. GAAP purposes, the carrying value of the remaining 49% was written down to the expected proceeds of $31.4 million, for an additional U.S. GAAP loss amount of $5.4 million. Under IFRS, the benefit of call option for the sale of the remaining 49% was recognized which was not recognized for U.S. GAAP purposes.

xii.	Deferred financing costs
      For U.S. GAAP purposes costs of issuing debt should be deferred as an asset and amortized by periodic charges to the income statement using the interest method over the life of the debt. Under IFRS, those costs are presented net from the debt proceedings.
      At December 31, 2004, the Company had $42,283 of discounts and deferred financing costs presented within its total debt.

xiii.	Effect of recently issued accounting standards
      In November 2004, the FASB issued SFAS No. 151, “Inventory Costs”. The statement amends Accounting Research Bulletin (ARB) No. 43, “Inventory Pricing”, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material.

GRUPO TMM, S. A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      ARB No. 43 previously stated that these costs must be so abnormal as to require treatment as current-period charges. SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet this criterion. In addition, this statement requires that allocation of fixed production overhead to conversion costs be based on the normal capacity of the production facilities. The statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, with earlier application permitted for fiscal years beginning after the issue date of the statement. The adoption of SFAS No. 151 is not expected to have any significant impact on the Company’s current financial condition or results of operations.
      In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets, an Amendment of APB Opinion No. 29”. APB Opinion No. 29, “Accounting for Non-monetary Transactions”, requires that exchanges of non-monetary assets be measured based on the fair value of assets exchanged. SFAS No. 153 amends opinion No. 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 is not expected to have any significant impact on the Company’s current financial condition or results of operations.
      In December 2004, the FASB revised its SFAS No. 123 (SFAS No. 123R), Accounting for Stock Based Compensation. SFAS 123R establishes standards for the accounting of transactions in which an entity exchanges its equity instruments for goods or services, particularly transactions in which an entity obtains employee services in share-based payment transactions. The revised statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is to be recognized over the period during which the employee is required to provide service in exchange for the award. Changes in fair value during the service period are to be recognized as compensation cost over that period. In addition, the revised statement amends SFAS No. 95, Statement of Cash Flows, to require that excess tax benefits be reported as a financing cash flow rather than as a reduction of taxes paid. The provisions of the revised statement are effective for financial statements issued for the first interim or annual reporting period beginning after June 15, 2005, with early adoption encouraged. The adoption of SFAS 123R is not expected to have any significant impact on the Company’s current financial condition or results of operations.
      In March 2004, the Emerging Issues Task Force (EITF) ratified EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments”. EITF 03-1 provides a three-step process for determining whether investments, including debt securities, are other than temporarily impaired and requires additional disclosures in annual financial statements. The recognition and measurement guidance in Issue 03-1 should be applied to other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004. The Company does not expect the adoption of EITF 03-1 to have a significant impact on its current financial condition or results of operations.
      In June 2004, the FASB issued Emerging Issues Task Force Issue No. 02-14 (“EITF 02-14”), “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock.” EITF 02-14 addresses whether the equity method of accounting applies when an investor does not have an investment in voting common stock of an investee but exercises significant influence through other means. EITF 02-14 states that an investor should only apply the equity method of accounting when it has investments in either common stock or in-substance common stock of a corporation, provided that the investor has the ability to exercise significant influence over the operating and financial policies of the investee. The accounting provisions of EITF 02-14 are effective for reporting periods beginning after September 15, 2004. We do not expect the adoption of EITF 02-14 to have a significant impact on the our current financial condition or results of operations.

GRUPO TMM, S. A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      In November 2004, the EITF reached a final conclusion on Issue 04-8, “Accounting Issues Related to Certain Features of Contingently Convertible Debt and the Effect of Diluted Earnings per Share”. This issue addresses when the dilutive effect of contingently convertible debt with a market price trigger should be included in diluted earnings per share calculations. The EITF’s conclusion is that the market price trigger should be ignored and that these securities should be treated as convertible securities and included in diluted earnings per share regardless of whether the conversion contingencies have been met. EITF Issue No. 04-8 is effective for periods ending after December 15, 2004 and would be applied by retrospectively restating previously reported diluted earnings per share. The adoption of EITF Issue No. 04-8 did not have a material impact on our consolidated financial position, results of operations or cash flows.

e.	Concentration of credit risk
      Historically a substantial portion of the Company’s operations is derived from our contracts with PEMEX. In the years ended December 31, 2004 and 2003 the revenues generated under these contracts represented 29.1% and 23.5% of the total revenues from continuing operations, respectively.

f.	Environmental risks
      The Company’s operations are subject to international, United States and Mexican federal and state environmental laws and regulations. Risks associated with non-compliance with these laws and regulations may range from the imposition of considerable fines to temporary or permanent shut-down of operations and criminal prosecution.
      The Company believes that all of its facilities and operations are in compliance with applicable environmental regulations. There are currently no material legal or administrative proceedings pending against us with respect to any environmental matters, and we do not believe that continued compliance with environmental laws will have a material adverse effect on its financial condition or results of operations.
      However, the Company cannot predict the effect, if any, that the adoption of additional or more stringent environmental laws and regulations would have on its results of operations, cash flows or financial condition.

g.	Condensed consolidated balance sheet and income statement
      Condensed consolidated balance sheets and consolidated income statements reflect the effects of the principal differences between IFRS and U.S. GAAP are shown in the next page.
Condensed consolidated balance sheet

	December 31,

	2003	2004

Current assets	$145,206	$138,249
Non-current assets classified as held for sale	2,357,645	2,234,220
Concession rights and related assets, net	5,417	4,929
Property, machinery and equipment, net	53,571	78,931
Deferred income taxes	72,864	27,424
Other non-current assets	44,828	54,619

Total assets	$2,679,531	$2,538,372

GRUPO TMM, S. A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31,

	2003	2004

Liabilities directly associated with non-current assets classified as held for sale	$1,167,304	$1,054,556
Short-term debt	426,242	26,545
Other short-term liabilities	86,230	91,234

Total short-term liabilities	1,679,776	1,172,335

Long-term debt	1,470	511,732
Other long-term liabilities	92,351	78,604

Total long-term liabilities	93,821	590,336

Total liabilities	1,773,597	1,762,671

Minority interest	793,308	778,868

Capital stock	121,158	121,158
Accumulated deficit	(8,532)	(124,325)

Total stockholders’ equity (deficit)	112,626	(3,167)

Total liabilities and stockholders’ equity	$2,679,531	$2,538,372

Condensed consolidated statement of income

	Year Ended December 31,

	2002	2003	2004

Transportation revenues	$236,549	$226,897	$251,001
Costs and expenses	235,442	235,359	246,632

Income (loss) on transportation	1,107	(8,462)	4,369
Other income (expenses), net	2,964	(51,815)	19,352

Operating income (loss)	4,071	(60,277)	23,721
Net financing cost	(57,371)	(63,021)	(95,115)

Loss before income taxes, minority interest and discontinued operations	(53,300)	(123,298)	(71,394)
Provision for income taxes	(5,128)	(28,844)	(40,203)
Minority interest	669	(1,588)	(2,635)

Loss before discontinued operations	(57,759)	(153,730)	(114,232)
Discontinued operations, net	68,407	106,660	(1,561)

Net income (loss) for the year	$10,648	$(47,070)	$(115,793)

(Loss) income per share:
From continuing operations	$(1.014)	$(2.698)	$(2.005)
From discontinued operations	1.201	1.872	(0.027)

Net	$0.187	$(0.826)	$(2.032)

Weighted average of shares (thousands)	56,963	56,963	56,963

GRUPO TMM, S. A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
NOTE 27 — GUARANTOR FINANCIAL INFORMATION:
      Each of the wholly owned direct or indirect subsidiaries will irrevocably and unconditionally guarantee the obligations of the Company under the new 2007 notes, the new notes indenture and the collateral documents. In addition, in the event that any entity becomes a wholly owned subsidiary after the issuance of the new notes, that entity will also be required to guarantee the new notes.
      The following companies are Grupo’s wholly owned direct and indirect subsidiaries:

TMM Holdings, S. A. de C. V.
Operadora de Apoyo Logístico, S. A. de C. V.
Compañía Arrendadora TMM, S. A. de C. V.
Transportes Marítimos México, S. A. de C. V.
División de Negocios Especializados, S. A.
Inmobiliaria TMM, S. A. de C. V.
Lacto Comercial Organizada, S. A. de C. V.
Línea Mexicana TMM, S. A. de C. V.
Naviera del Pacífico, S. A. de C. V.
Operadora Marítima TMM, S. A. de C. V.
Operadora Portuaria de Tuxpan, S. A. de C. V.
Personal Marítimo, S. A. de C. V.
Servicios Administrativos de Transportación, S. A. de C. V.
Servicios de Logística de México, S. A. de C. V.
Servicios en Operaciones Logísticas, S. A. de C. V.
Servicios en Puertos y Terminales, S. A. de C. V.
Tecomar, S.A. de C.V.
Terminal Marítima de Tuxpan, S. A. de C. V.
TMG Overseas, S. A. de C. V.
TMM Agencias, S. A. de C. V.
TMM Logistics, S. A. de C. V.
Transportadores de Tuxpan, S.A. de C.V.
      Presented on the following page is condensed consolidating information as of December 31, 2004 and 2003 and for the three years ended December 31, 2004 for i) the parent company, ii) the guarantor subsidiaries, iii) the combined non-guarantor subsidiaries, iv) eliminations and v) the Company’s consolidated financial statements.
      Where applicable the equity method has been used by the parent company and guarantors with respect to its investment in certain subsidiaries for the respective periods presented.
      The Company has not presented separate financial statements and other disclosures concerning the guarantor subsidiaries because Management has determined that such information is not material to investors.

GRUPO TMM, S. A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
GRUPO TMM, S. A. AND SUBSIDIARIES
CONDENSED CONSOLIDATING BALANCE SHEET
As of December 31, 2004
(amounts in thousands of U.S. Dollars)

		TMM	Combined	Combined
	Grupo TMM	Holdings	Guarantor	Non-guarantor
	S.A.	S.A. de C.V.	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Total current assets	$48,785	$12	$151,050	$69,579	$(131,244)	$138,182
Non–current assets held for sale	17,364			2,063,165		2,080,529
Concession rights and related assets — Net				4,929		4,929
Property, machinery and equipment — Net	5,550		51,885	22,901		80,336
Deferred costs and other assets	9,549		7,555	9,293	(17,368)	9,029
Deferred income tax			35,191	(11,290)		23,901
Equity investments	483,679	277,799	659,130	20,708	(1,426,185)	15,131

Total assets	$564,927	$277,811	$904,811	$2,179,285	$(1,574,797)	$2,352,037

Total short-term liabilities	$113,348	$99	$51,075	$1,148,057	$(140,244)	$1,172,335
Total long-term liabilities	500,938		42,065	32		543,035

Total liabilities	614,286	99	93,140	1,148,089	(140,244)	1,715,370

Minority interest				686,026		686,026

Capital stock	121,158	415,952	294,131	364,179	(1,074,262)	121,158
Accumulated (deficit) retained earnings	(170,517)	(138,240)	517,540	(19,009)	(360,291)	(170,517)

Total stockholders’ equity	(49,359)	277,712	811,671	345,170	(1,434,553)	(49,359)

Total liabilities and stockholders’ equity	$564,927	$277,811	$904,811	$2,179,285	$(1,574,797)	$2,352,037

Reconciliation of differences between IFRS and U.S. GAAP:
Total stockholders’ equity under IFRS	$(49,359)	$277,712	$811,671	$345,170	$(1,434,553)	$(49,359)

U.S. GAAP adjustments:
Deferred taxes	4,846		(608)	(712)		3,526
Equity investment	57,306	60,557	60,124		(177,987)
Sale and lease-back transactions	(1,339)					(1,339)
Debt restructuring fees and expenses	(14,829)					(14,829)
US GAAP adjustments on discontinued operations				60,555		60,555
Effect of U.S. GAAP adjustments on minority interest				287		287
Others	208		(2,216)			(2,008)

Total U.S. GAAP adjustments	46,192	60,557	57,300	60,130	(177,987)	46,192

Total stockholders’ equity under U.S. GAAP	$(3,167)	$338,269	$868,971	$405,300	$(1,612,540)	$(3,167)

GRUPO TMM, S. A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
GRUPO TMM, S. A. AND SUBSIDIARIES
CONDENSED CONSOLIDATING INCOME STATEMENT
For the year ended December 31, 2004
(amounts in thousands of U.S. Dollars)

		TMM	Combined	Combined
	Grupo TMM	Holdings,	Guarantor	Non-guarantor
	S. A.	S. A. de C. V.	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Transportation revenues	$69,073		$155,773	$101,716	$(75,561)	$251,001
Costs and expenses	21,407	$43	154,962	147,074	(75,905)	247,581

Income (loss) income on transportation	47,666	(43)	811	(45,358)	344	3,420
Net gain on the sale of the port business
Other (expenses) income — Net	(3,452)		18,669	233	782	16,232

Operating income	44,214	(43)	19,480	(45,125)	1,126	19,652
Net financing cost	(70,191)		(9,686)	(5,434)		(85,311)
Provisions for taxes	(27,882)	(16)	(12,753)	(3,052)		(43,703)
Minority interest				(2,655)		(2,655)
Equity interest	(48,688)		(39,322)	2,474	85,536
Net (loss) income from discontinued operations		(55,274)		9,470	55,274	9,470

Net (loss) income for the year under IFRS	$(102,547)	$(55,333)	$(42,281)	$(44,322)	$141,936	$(102,547)

Reconciliation of differences between IFRS and U.S. GAAP:
Net (loss) income for the year under IFRS	$(102,547)	$(55,333)	$(42,281)	$(44,322)	$141,936	$(102,547)

U.S. GAAP adjustments:
Deferred taxes	5,357		(726)	(1,131)		3,500
Equity investment	(4,798)	(4,214)	(4,851)		13,863
Sale and lease-back transactions	3,220					3,220
Debt restructuring fees and expenses	(14,829)					(14,829)
Gain on valuation of put option				6,779		6,779
U.S. GAAP adjustments on discontinued operations				(11,031)		(11,031)
Effect of U.S. GAAP adjustments on minority interest				20		20
Others	(2,196)		783	508		(905)

Total U.S. GAAP adjustments	(13,246)	(4,214)	(4,794)	(4,855)	13,863	(13,246)

Net (loss) income for the year under U.S. GAAP	$(115,793)	$(59,547)	$(47,075)	$(49,177)	$155,799	$(115,793)

GRUPO TMM, S. A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
GRUPO TMM, S. A. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the year ended December 31, 2004
(amounts in thousands of U.S. Dollars)

		TMM	Combined	Combined
	Grupo TMM	Holdings,	Guarantor	Non-guarantor
	S. A.	S. A. de C. V.	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Cash flows from operating activities:
Net (loss) income for the year	$(102,547)	$(59)	$(42,282)	$(53,793)	$86,664	$(112,017)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities	81,432	16	56,187	7,178	(85,138)	59,675
Net change in working capital	44,540	43	(32,181)	61,623	(23,496)	50,529

Net cash provided by (used in) operating activities	23,425		(18,276)	15,008	(21,970)	(1,813)

Cash flows from investing activities:
Sale of property, machinery and equipment	22		736	616		1,374
Acquisition of property, machinery and equipment	(3,610)		(9,078)	(2,590)		(15,278)
Sales of shares of subsidiaries

Net cash used in investing activities	(3,588)		(8,342)	(1,974)		(13,904)

Cash flows from financing activities:
Short-term bank payments — Net	(450)					(450)
Payments under capital lease obligations			(94)			(94)
Payments under long-term debt			(1,236)			(1,236)
Cash paid from sale of accounts receivable — Net	(332)		(996)			(1,328)

Net cash used in financing activities	(782)		(2,326)			(3,108)

Net increase (decrease) in cash and cash equivalents	19,055		(28,944)	13,034	(21,970)	(18,825)
Cash and cash equivalents at beginning of the year	10,271		37,032	17,861		65,164

Cash and cash equivalents at end of the year	$29,326	$—	$8,088	$30,895	$(21,970)	$46,339

GRUPO TMM, S. A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
GRUPO TMM, S. A. AND SUBSIDIARIES
CONDENSED CONSOLIDATING BALANCE SHEET
As of December 31, 2003
(amounts in thousands of U.S. Dollars)

		TMM	Combined	Combined
	Grupo TMM	Holdings,	Guarantor	Non-guarantor
	S. A.	S. A. de C. V.	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Total current assets	$28,998		$126,118	$42,851	$(52,760)	$145,207
Non-current assets held for sale		$333,073		2,142,229	(333,073)	2,142,229
Concession rights and related assets — Net				5,417		5,417
Property, machinery and equipment — Net	22,412		47,543	5,147		75,102
Other assets	685		1,363	15,366	(204)	17,210
Equity investments	513,101		56,280	16,441	(571,575)	14,247
Deferred income tax	27,881	16	47,649	(8,345)	—	67,201

Total assets	$593,077	$333,089	$278,953	$2,219,106	$(957,612)	$2,466,613

Total short-term liabilities	$507,419	$44	$35,508	$1,156,285	$(52,760)	$1,646,496
Total long-term liabilities	32,470		56,236	19		88,725

Total liabilities	539,889	44	91,744	1,156,304	(52,760)	1,735,221

Minority interest				678,204		678,204

Capital stock	121,158	415,952	11	346,115	(762,078)	121,158
Accumulated (deficit) retained earnings	(67,970)	(82,907)	187,198	38,483	(142,774)	(67,970)

Total stockholders equity	53,188	333,045	187,209	384,598	(904,852)	53,188

Total liabilities and stockholders’ equity	$593,077	$333,089	$278,953	$2,219,106	$(957,612)	$2,466,613

Reconciliation of differences between IFRS and U.S. GAAP:
Total stockholders’ equity under IFRS	$53,188	$333,045	$187,209	$384,598	$(904,852)	$53,188

U.S. GAAP adjustments:
Deferred taxes	1,659		96	(99)		1,656
Equity investment	62,099	71,550	60,941		(194,590)
Sale and lease back transactions	(4,558)					(4,558)
Loss on valuation of put option				(6,779)		(6,779)
US GAAP adjustments on discontinued operations				71,814		71,814
Effect of U.S. GAAP adjustments on minority interest				44		44
Others	238			(2,977)		(2,739)

Total U.S. GAAP adjustments	59,438	71,550	61,037	62,003	(194,590)	59,438

Total stockholders’ equity under U.S. GAAP	$112,626	$404,595	$248,246	$446,601	$(1,099,442)	$112,626

GRUPO TMM, S. A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
GRUPO TMM, S. A. AND SUBSIDIARIES
CONDENSED CONSOLIDATING INCOME STATEMENT
For the year ended December 31, 2003
(amounts in thousands of U.S. Dollars)

		TMM	Combined	Combined
	Grupo TMM	Holdings,	Guarantor	Non-guarantor
	S. A.	S. A. de C. V.	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Transportation revenues	$27,642		$143,177	$85,965	$(29,887)	$226,897
Costs and expenses	37,358	$37	153,134	71,928	(30,463)	231,994

(Loss) income on transportation	(9,716)	(37)	(9,957)	14,037	576	(5,097)
Other (expenses) income — Net	(8,564)		(7,076)	(86,102)	43,044	(58,698)

Operating (loss) income	(18,280)	(37)	(17,033)	(72,065)	43,620	(63,795)
Net financing cost	(55,772)	(1)	(8,440)	7,578		(56,635)
(Provisions) benefit for taxes	(13,628)	237	12,168	(4,898)		(6,121)
Minority interest				(2,042)		(2,042)
Equity interest	(40,913)		(45,721)		86,634
Net income (loss) from discontinued operations	41,931	(17,734)		41,931	(24,197)	41,931

Net (loss) income for the year under IFRS	$(86,662)	$(17,535)	$(59,026)	$(29,496)	$106,057	$(86,662)

Reconciliation of differences between IFRS and U.S. GAAP:
Net (loss) income for the year under IFRS	$(86,662)	$(17,535)	$(59,026)	$(29,496)	$106,057	$(86,662)

U.S. GAAP adjustments:
Deferred taxes	3,276		(25,848)	144		(22,428)
Investment in subsidiaries	75,773		12,692		(88,465)
Sale and lease-back transactions	3,212			8		3,220
Loss on valuation of put option				(6,779)		(6,779)
U.S. GAAP adjustments on discontinued operations	(41,978)	37,583		64,956	4,395	64,956
Effect of U.S. GAAP adjustments on minority interest				225		225
Others	(691)		645	444		398

Total U.S. GAAP adjustments	39,592	37,583	(12,511)	58,998	(84,070)	39,592

Net (loss) income for the year under U.S. GAAP	$(47,070)	$20,048	$(71,537)	$29,502	$21,987	$(47,070)

GRUPO TMM, S. A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
GRUPO TMM, S. A. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the year ended December 31, 2003
(amounts in thousands of U.S. Dollars)

		TMM	Combined	Combined
	Grupo TMM	Holdings,	Guarantor	Non-guarantor
	S. A.	S. A. de C. V.	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Cash flows from operating activities:
Net (loss) income for the year	$(128,593)	$199	$(59,026)	$(71,427)	$130,254	$(128,593)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities	59,452	(237)	67,956	13,806	(86,634)	54,343
Net change in working capital	140,869	38	(106,649)	25,030	(23,730)	35,558

Net cash provided by (used in) operating activities	71,728		(97,719)	(32,591)	19,890	(38,692)

Cash flows from investing activities:
Sale of property, machinery and equipment	30		128,849	7,382		136,261
Acquisition of property, machinery and equipment	(2,802)		(1,797)	(4,837)		(9,436)

Net cash (used in) provided by investing activities	(2,772)		127,052	2,545		126,825

Cash flows from financing activities:
Payments from convertible notes	(13,295)					(13,295)
Short-term bank payments — Net	(798)		(989)			(1,787)
(Payments) proceeds from commercial paper — Net	(45,950)			30,000		(15,950)
Cash paid from sale of accounts receivable — Net	(2,605)		(7,815)			(10,420)
Dividends paid to minority stockholders				(8,000)		(8,000)
Payments under capital lease obligations			(83)	(750)		(833)

Net cash (used in) provided by financing activities	(62,648)		(8,887)	21,250		(50,285)

Net increase (decrease) in cash and cash equivalents	6,308		20,446	(8,796)	19,890	37,848
Cash and cash equivalents at beginning of the year	3,963		16,586	26,657	(19,890)	27,316

Cash and cash equivalents at end of the year	$10,271	$—	$37,032	$17,861	$—	$65,164

GRUPO TMM, S. A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
GRUPO TMM, S. A. AND SUBSIDIARIES
CONDENSED CONSOLIDATING INCOME STATEMENT
For the year ended December 31, 2002
(amounts in thousands of U.S. Dollars)

				Combined
		TMM	Combined	Non-
	Grupo TMM	Holdings,	Guarantor	guarantor
	S. A.	S. A. de C. V.	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Transportation revenues	$40,949	$	$127,226	$99,863	$(31,489)	$236,549
Costs and expenses	56,875	12	131,541	83,720	(32,182)	239,966

Income on transportation	(15,926)	(12)	(4,315)	16,143	693	(3,417)
Other (expenses) income — Net	(9,979)	5,048	(93,659)	(14,952)	110,072	(3,470)

Operating (loss) income	(25,905)	5,036	(97,974)	1,191	110,765	(6,887)
Net financing cost	(51,331)		(10,275)	(580)		(62,186)
(Provisions) benefit for taxes	(5,337)	(221)	29,742	(3,252)		20,932
Minority interest				552		552
Equity interest	34,984		1,378		(36,362)
Net income (loss) from discontinued operations	4,980	(17,617)		4,980	12,637	4,980

Net (loss) income for the year under IFRS	$(42,609)	$(12,802)	$(77,129)	$2,891	$87,040	$(42,609)

Reconciliation of differences between IFRS and U.S. GAAP:
Net (loss) income for the year under IFRS	$(42,609)	$(12,802)	$(77,129)	$2,891	$87,040	$(42,609)

U.S. GAAP adjustments:
Deferred taxes	(26,310)		1,676	(1,426)		(26,060)
Investment in subsidiaries	113,657		30,370		(144,027)
Sale and lease-back transactions — Net	3,213		6,635	10		9,858
US GAAP adjustments on discontinued operations	(39,393)	42,513		63,427	(3,120)	63,427
Effect of U.S. GAAP adjustments on minority interest				117		117
Others	2,090		2,425	1,400		5,915

Total U.S. GAAP adjustments	53,257	42,513	41,106	63,528	(147,147)	53,257

Net income (loss) for the year under U.S. GAAP	$10,648	$29,711	$(36,023)	$66,419	$(60,107)	$10,648

GRUPO TMM, S. A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
GRUPO TMM, S. A. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the year ended December 31, 2002
(amount in thousands of U.S. Dollars)

		TMM	Combined	Combined
	Grupo TMM	Holdings	Guarantor	Non-guarantor
	S. A.	S. A. de C. V.	Subsidiaries	Subsidiaries	Elimination	Consolidated

Cash flows from operating activities:
(Loss) income from continuing operations for the year	$(47,589)	$4,815	$(77,129)	$(2,089)	$74,403	$(47,589)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities	(23,836)	221	68,997	44,650	(74,403)	15,629
Net change in working capital	66,140	(5,041)	(27,657)	(21,071)		12,371

Net cash (used in) provided by operating activities	(5,285)	(5)	(35,789)	21,490		(19,589)

Cash flows from investing activities:
Sale of fixed assets	866		2,626	15,004		18,496
Acquisition of fixed assets and subsidiaries	(4,772)		(9,504)	(1,792)		(16,068)

Net cash (used in) provided by investing activities	(3,906)		(6,878)	13,212		2,428

Cash flows from financing activities:
Short-term bank payments — Net	(5,000)			(52,725)		(57,725)
(Payments) proceeds from commercial Paper, net	(18,794)			38,684	(19,890)
(Payments) proceeds under capital lease obligations			(1,063)	989		(74)
Proceeds from convertible notes	13,295					13,295
Cash received (paid) from sale of accounts receivable — Net	15,430		49,272	(2,983)		61,719
Dividends paid to minority stockholders				(1,578)		(1,578)

Net cash provide by (used in) financing activities	4,931		48,209	(17,613)	(19,890)	15,637

Net (decrease) increase in cash and cash equivalents	(4,260)	(5)	5,542	17,089	(19,890)	(1,524)
Cash and cash equivalents at beginning of the year	8,223	5	11,044	9,568		28,840

Cash and cash equivalents at end of the year	$3,963	$	$16,586	$26,657	$(19,890)	$27,316

TMM HOLDINGS, S. A. DE C. V.
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2003 AND 2004

REPORT OF INDEPENDENT AUDITORS
Mexico City, April 21, 2005
To the Board of Directors and Stockholders of
TMM Holdings, S. A. de C. V.
(subsidiary of Grupo TMM, S. A.)
      1. We have audited the accompanying consolidated balance sheets of TMM Holdings, S. A. de C. V. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, of changes in stockholders’ equity and of cash flows for each of the three years in the period ended December 31, 2004, all expressed in U.S. dollars. These consolidated financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
      3. TMM Holdings, S. A. de C. V. was incorporated on August 12, 2002, as a non-operating holding company with no material assets or operations other than its investment in TMM Multimodal, S. A. de C. V. The accompanying consolidated financial statements have been prepared to comply with rule 3.16 of regulation S-X of the U.S. Securities and Exchange Commission; and consequently, for financial reporting purposes, it has been considered that the Company was incorporated since January 1, 2001, for all periods presented (See Note 1).
      4. In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of TMM Holdings, S. A. de C. V. and subsidiaries as of December 31, 2004 and 2003, and the consolidated results of their operations, the changes in their stockholders’ equity and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with International Financial Reporting Standards.
      5. International Financial Reporting Standards vary in certain significant respects from Accounting Principles Generally Accepted in the United States of America. The application of the latter would have affected the determination of consolidated net loss for each of the three years in the period ended December 31, 2004, and the determination of consolidated stockholders’ equity at December 31, 2004 and 2003 to the extent summarized in Note 11 to the consolidated financial statements.

PricewaterhouseCoopers
Abraham Fuentes Leyva
Audit Partner

TMM HOLDINGS, S. A. DE C. V.
CONSOLIDATED BALANCE SHEETS
(amounts in thousands of US dollars)

	December 31,

	2003	2004

ASSETS
Current assets:
Cash and cash equivalents	$2	$3
Amounts due from related parties (Note 4)	329	435
Taxes recoverable (Note 5)	304	9,239
Non-current assets held for sale (Note 2)	2,128,182	2,058,451

Total current assets	2,128,817	2,068,128
Deferred income taxes (Note 8)	23

Total assets	$2,128,840	$2,068,128

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short-term liabilities:
Amounts due for related parties (Note 4)	$44	$69,087
Accounts payable and accrued expenses (Note 6)	392	411
Liabilities directly related to non-current assets held for sale (Note 2)	1,141,232	1,054,549

Total short-term liabilities	1,141,668	1,124,047
Minority interest	654,127	666,369

Stockholders’ equity (Note 7):
Common stock, 4,202,409 shares authorized and issued without par value	415,952	415,952
Effect on purchase of subsidiary shares	(52,570)	(52,570)
Deficit	(30,337)	(85,670)

Total stockholders’ equity	333,045	277,712

Total liabilities and stockholders’ equity	$2,128,840	$2,068,128

The accompanying notes are an integral part of these consolidated financial statements.

TMM HOLDINGS, S. A. DE C. V.
CONSOLIDATED STATEMENTS OF INCOME
(amounts in thousands of US dollars, except per share amounts)

	Year Ended December 31,

	2002	2003	2004

Service revenues			$22
Costs and expenses	$30	$45	56

Loss on services	(30)	(45)	(34)
Net financing cost	32	37

Income (loss) before income tax and discontinued operations	2	(8)	(34)
(Provision) benefit for income taxes (Note 8)	(282)	136	(23)

Net (loss) income for continuing operations for the year	(280)	128	(57)
Net loss for discontinued operations (Note 2)	(12,522)	(17,663)	(55,276)

Net loss for the year	$(12,802)	$(17,535)	$(55,333)

Net (loss) income for continuing operations for the year per share	$(0.067)	$0.030	$(0.014)
Net loss for discontinued operations for the year per share	$(2.980)	$(4.203)	$(13.154)
Net loss for the year per share	$(3.047)	$(4.173)	$(13.168)
Weighted average shares outstanding (thousands)	4,202	4,202	4,202
The accompanying notes are an integral part of these consolidated financial statements.

TMM HOLDINGS, S. A. DE C. V.
CONSOLIDATED STATEMENTS OF CHANGES
IN STOCKHOLDERS’ EQUITY FOR THE Years Ended
DECEMBER 31, 2002, 2003 AND 2004
(amounts in thousands of US dollars)

		Effect on
		Purchase of
	Common	Subsidiary
	Stock	Shares	Deficit	Total

Balance at January 1, 2002	$382,855	$(16,231)	$44,210	$410,834
Effect of incorporation and sale of subsidiary shares	44,210	16,231	(44,210)	16,231
Effect of purchase of subsidiary shares		(52,570)		(52,570)
Net loss for the year			(12,802)	(12,802)

Balance at December 31, 2002	427,065	(52,570)	(12,802)	361,693
Capital stock reduction on January 1, 2003	(11,113)			(11,113)
Net loss for the year			(17,535)	(17,535)

Balance at December 31, 2003	415,952	(52,570)	(30,337)	333,045
Net loss for the year			(55,333)	(55,333)

Balance at December 31, 2004	$415,952	$(52,570)	$(85,670)	$277,712

The accompanying notes are an integral part of these consolidated financial statements.

TMM HOLDINGS, S. A. DE C. V.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(amounts in thousands of US dollars)

	Year Ended December 31,

	2002	2003	2004

Cash flows from operating activities:
Net (loss) income for continuing operations for the year	$(280)	$128	$(57)

Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Provision for income tax	343	(35)	30
Changes in other assets and liabilities:
Other accounts and amounts due to related parties	604	(91)	28

Total adjustments	947	(126)	58

Net cash provided by operating activities	667	2	1

Cash flows from financing activities:
Dividends paid	(672)

Net cash used in financing activities	(672)

(Decrease) increase in cash and cash equivalents	(5)	2	1
Cash and cash equivalents at beginning of the year	5		2

Cash and cash equivalents at end of the year	$—	$2	$3

Supplemental cash-flow information:
Cash paid during the year for income tax	$—	$317	$—

The accompanying notes are an integral part of these consolidated financial statements.

TMM HOLDINGS, S. A. DE C. V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(amounts in thousands of US dollars, except number of shares)
NOTE 1 — THE COMPANY:
      On August 12, 2002, TMM Holdings, S. A. de C. V. (“TMM Holdings” or the “Company”) was incorporated by Grupo TMM, S. A. (“Grupo TMM”), as a wholly-owned subsidiary. TMM Holdings is a non-operating holding company with no material assets or operations other than its investments in TMM Multimodal, S. A. de C. V. (“TMM Multimodal”).
      At the Extraordinary General Stockholders’ Meeting held on August 14, 2002, Grupo TMM, sold its 96.64% controlling interest in its subsidiary TMM Multimodal to TMM Holdings. The purchase price was $427 million compared to the book value of $374.4 million. The excess over the book value in the amount of $52.6 million was recorded as a debit to stockholder’s equity as this was a transaction between entities under common control.
      TMM Mutimodal was incorporated in 1986, whose main activity is providing national and international intermodal freight services. Since 1997, the Company has not received any revenue regarding the activity for which it was created and it has been used solely as a holding company.
      TMM Multimodal holds (directly and indirectly) the following companies:

		Percentage of
		Ownership at
		December 31,

Company	Subsidiary of	2003	2004

Grupo Transportación Ferroviaria Mexicana, S. A. de C. V. (“Grupo TFM”)	TMM Multimodal	51.00%	51.00%
TFM, S. A. de C. V. (“TFM”)	Grupo TFM	80.00%	80.00%
Mexrail, Inc. (“Mexrail”)	TFM	100.00%
Arrendadora TFM, S. A. de C. V. (“Arrendadora TFM”)	TFM and Grupo TFM	100.00%	100.00%
The Tex-Mex Railway (the “Tex-Mex”)	Mexrail	100.00%
      Grupo TFM is a non-operating holding company with no material assets or operations other than its investments in TFM, and Arrendadora TFM, S.A de C.V. (“Arrendadora”).
      TFM lines form a strategically important rail link within Mexico and to the North American Free Trade Agreement corridor. TFM lines directly link Mexico City and Monterrey (as well as Guadalajara through track rights) with the ports of Lázaro Cárdenas, Veracruz and Tampico and the Mexican/United States border crossing of Nuevo Laredo-Laredo, Texas and Matamoros-Brownsville, Texas.

Sale of Mexrail, Inc.
      On February 27, 2002, Grupo TMM and Kansas City Southern (“KCS”) announced that they had agreed to sell Mexrail Inc. (a US company), and its wholly owned subsidiary, the Tex-Mex Railway, to TFM for an aggregate price of $64 million ($32.6 million to Grupo and $31.4 million to KCS). The sale was completed on March 27, 2002, and the purchase price was paid by crediting an account receivable amounting to $20,000 due from Grupo TMM, and the remaining balance of $44,000 was paid in cash. As a result, Mexrail, Inc., with its wholly owned subsidiary, the Tex-Mex Railway, became wholly owned subsidiaries of TFM.
      The purchase of Mexrail Inc. by TFM was accounted for at historical cost in a manner similar to a pooling of interests because it is considered a business reorganization among companies within the same control group. As a result, all the assets and liabilities acquired by TFM were recorded at their historical cost. The transaction resulted in a reduction of stockholders’ equity, at TFM level amounting to $41,952

TMM HOLDINGS, S. A. DE C. V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
representing, the difference between the historical carrying value of the assets and liabilities acquired and the purchase price of $64,000. Thus, the transaction at the Grupo TFM level was accounted for as a reduction of stockholders’ equity amounting to $33,562 and to minority interest amounting to $8,390.
      For financial reporting purposes, the transaction has been retroactively reflected for all the previous periods on a historical cost basis in a manner similar to a pooling of interests.
      On May 9, 2003, TFM sold a 51% interest in Mexrail and its wholly owned subsidiary, the Tex-Mex Railway, to KCS for $32.6 million. Within two years of the date of this agreement, TFM had the right to repurchase all of the shares from KCS at any time for an amount equal to the purchase price. Since the sale was conditional on obtaining approval of the transaction by the U.S. Safety Transportation Board (“STB”), TFM recognized a liability for the net present value of the purchase price. Proceeds from the sale were re-invested in TFM. In September 2003, TFM reacquired for $32.6 million the shares previously transferred to KCS, and the related liability was canceled.
      Grupo TMM and TFM entered into a new Stock Purchase Agreement on August 16, 2004 (“New Mexrail Stock Purchase Agreement”). Pursuant to the terms of the agreement, KCS purchased from TFM 51% of the outstanding shares of Mexrail Inc., for $32.7 million, and placed these shares into trust pending STB approval. The terms of the new Mexrail Stock Purchase Agreement are substantially similar to the May 9, 2003 Stock Purchase Agreement, but TFM does not have any right to repurchase the Mexrail shares sold to KCS and KCS is obligated to purchase the remaining shares of Mexrail owned by TFM on or before October 31, 2005 at a fixed price of $31.4 million.
      As a result of the sale of Mexrail, in August 2004, Grupo TFM derecognized the assets and liabilities associated with this business and recognized a net gain of $3.2 million (net of legal fees) related to the sale of the 51%, consisting of the net proceeds over the carrying value of 51% of the investment. As for the remaining 49%, it has also been derecognized and the receivable related to this portion of the sale equivalent to $27.2 million has been recognized. The value of the call option, has also been recognized. Effective August 2004, Grupo TFM had no significant involvement with its remaining investment in Mexrail and hence, ceased applying the equity method accounting.
NOTE 2 — NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS:

The sale of the Railroad Business
      On December 15, 2004, KCS entered into an Amended Acquisition Agreement (“AAA”) with Grupo TMM and other parties under which KCS ultimately would acquire control of TFM through the purchase of shares of common stock of Grupo TFM. Under the terms of the AAA, KCS would acquire all of the interest of Grupo TMM in Grupo TFM for $200 million in cash, 18 million shares of KCS common stock, $47 million in a 5%, two-year promissory note subject to satisfaction of conditions of an escrow agreement, and up to $110 million payable in a combination of cash and stock related to the final resolution of the VAT claim and Put Option (See Note 9) as such term is defined in the AAA.
      As of December 31, 2004, all of the conditions precedent to the closing contemplated in the AAA had been satisfied, with the exception of the approval of the shareholders of KCS, which was ultimately obtained on March 29, 2005. (See Note 10).
      The assets and liabilities corresponding to the railroad business were classified as held for sale. The balances as of December 31, 2003 and 2004 are shown in the next page.

TMM HOLDINGS, S. A. DE C. V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31,

	2003	2004

Non-current assets classified as held for sale:
Accounts receivable	$105,194	$120,259
Other current assets	120,550	134,165
Concession rights, net	1,174,217	1,130,917
Property, machinery and equipment, net	632,430	558,669
Deferred income taxes	78,845	100,870
Other non-current assets	16,946	13,571

	$2,128,182	$2,058,451

Liabilities directly associated with non-current assets classified as held for sale:
Accounts payable	$167,609	$142,223
Debt	939,899	887,122
Other current liabilities	33,724	25,204

	$1,141,232	$1,054,549

      An analysis of the results of operations and cash flows of the discontinued operations is as follows:

	Year Ended December 31,

Results of Operations:	2002	2003	2004

Transportation revenues	$712,140	$698,528	$699,225
Costs and expenses	558,822	566,522	573,355

Income on transportation	153,318	132,006	125,870
Other expenses — Net	(27,638)	(35,095)	(66,331)

Operating income	125,680	96,911	59,539
Net financing cost	(114,159)	(118,048)	(117,763)

Income (loss) before income taxes and minority interest	11,521	(21,137)	(58,224)
(Provision) benefit for income taxes	(29,214)	(32,890)	15,194

Loss before minority interest	(17,693)	(54,027)	(43,030)
Minority interest	5,171	36,364	(12,246)

Net loss for the year	$(12,522)	$(17,663)	$(55,276)

TMM HOLDINGS, S. A. DE C. V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year Ended December 31,

Cash Flows	2002	2003	2004

Cash flows from operating activities:
Net loss for the year	$(12,522)	$(17,663)	$(55,276)

Net cash provided by operating activities	112,746	99,664	85,692

Net cash used in investing activities	(295,288)	(70,731)	(13,576)

Net cash provided by (used in) financing activities	159,681	(55,585)	(61,468)

Net (decrease) increase in cash and cash equivalents	(22,861)	(26,652)	10,648
Cash and cash equivalents at beginning of the year	53,110	30,249	3,597

Cash and cash equivalents at end of the year	$30,249	$3,597	$14,245

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
      The Company prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”) expressed in United States dollars, the currency in which most transactions and a significant portion of the Company’s assets and liabilities arose and/or are denominated. The Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”) approved this method in 1985.
      The consolidated financial statements have been approved by the Board of Directors of the Company.
      The most significant accounting policies are described below.

a.	Consolidation
      The consolidated financial statements include the accounts of TMM Holdings, and its subsidiaries. All intercompany balances and transactions have been eliminated.
     Subsidiaries
      Subsidiaries are all entities over which TMM Holdings has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. These subsidiaries would be de-consolidated from the date that control by TMM Holdings ceases.
      The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest.
      All intercompany transactions, balances and unrealized gains on transactions between TMM Holding’s companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by TMM Holdings.

b.	Translation
      Although TMM Holdings and subsidiaries are required to maintain for tax purposes their books and records in Mexican pesos (“Ps”), except for foreign subsidiaries, TMM Holdings and subsidiaries keep records and use the United States dollar as their functional and reporting currency, as such currency reflects the economic substance of the underlying events and circumstances relevant to the entity.

TMM HOLDINGS, S. A. DE C. V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Monetary assets and liabilities denominated in Mexican pesos are translated into United States dollars using current exchange rates. The difference between the exchange rate on the date of the transaction and the exchange rate on the settlement date, or balance sheet date if not settled, is included in the income statement as a foreign exchange gain/loss. Non-monetary assets or liabilities originally denominated in Mexican pesos are translated into United States dollars using the historical exchange rate at the date of the transaction. Capital stock transactions and minority interest are translated at historical rates. Results of operations are mainly translated at the monthly average exchange rates. Depreciation and amortization of non-monetary assets are translated at the historical exchange rate.

c.	Cash and cash equivalents
      Cash and cash equivalents represent highly liquid interest-bearing deposits and investments with an original maturity of less than three months and are stated at cost plus interest earned.

d.	Accounts receivable
      Accounts receivable are carried at original invoice amount less a provision made for impairment of these receivables. A provision for impairment of trade receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables.

e.	Goodwill
      Goodwill represents the difference between the consideration paid and the fair value of the identifiable net assets.

f.	Deferred income tax
      Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements. Currently enacted tax rates are used in the determination of deferred income tax.
      Deferred tax assets are recognized to the extent that it is probable that future taxable profit against which the temporary differences can be utilized will be available.
      Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

g.	Borrowings
      Borrowings are recognized initially as the proceeds received, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost using the effective yield method; any difference between proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings.

h.	Impairment of long-lived assets
      The carrying value of intangible assets and long-lived assets are periodically reviewed by the Company and impairments are recognized whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the assets exceeds its recoverable amount, which is the higher of an asset’s net selling price and its value in use. For the purpose of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable discounted cash flows.

TMM HOLDINGS, S. A. DE C. V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

i.	Leases
      Leases of property, machinery and equipment, where the Company has substantially all the risks and rewards of ownership, are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased property and the present value of the minimum lease payments. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.
      Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases are charged to the income statement as they are made over the period of the lease.

j.	Minority interest
      Minority interest represents the interest of third parties in the subsidiaries of TMM Holdings.

k.	Non-current assets held for sale
      Non-current assets are classified as assets held for sale and stated at the lower of carrying amount and fair value less costs to sell if their carrying amount is recovered principally through a sale transaction rather than through a continuing use.
      TMM Holdings early adopted IFRS 5 from January 1, 2003 prospectively in accordance with the standard’s provisions. The early adoption of IFRS 5 has resulted in a charge in the accounting policy for non-current assets held for sale. The non-current assets held for sale were previously neither classified nor presented as current assets or liabilities. There was no difference in measurement for non-current assets held for sale or for continuing use.
      The application of IFRS 5 does not impact on the prior-year financial statements other than a change in the presentation of the results and cash flows of discontinued operations.

l.	Use of estimates
      The preparation of the consolidated financial statements requires Management to make estimates and assumptions that could affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

m.	Share capital
      Ordinary shares are classified as equity. TMM Holdings does not have other equity instruments besides the 4,202,409 shares of common stock.
      Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options, or for the acquisition of a business, are included in the cost of acquisition as part of the purchase consideration.

n.	New accounting pronouncements
      In December 2003, the International Accounting Standards Board (IASB) issued a revised version of fifteen standards, as a result of the Improvements Project. The revised IASs are:

IAS 1 Presentation of Financial Statements
IAS 2 Inventories
IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors

TMM HOLDINGS, S. A. DE C. V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

IAS 10 Events after the Balance Sheet date
IAS 16 Property, Plant and Equipment
IAS 17 Leases
IAS 21 The Effects of Changes in Foreign Exchange Rates
IAS 24 Related Party Disclosures
IAS 27 Consolidated and Separate Financial Statements
IAS 28 Investments in Associates
IAS 31 Interests in Joint Ventures
IAS 32 Financial Instruments: Disclosure and Presentation
IAS 33 Earnings per Share
IAS 39 Financial Instruments: Recognition and Measurement
IAS 40 Investment Property
      In February 2004, the International Accounting Standards Board (IASB) issued IFRS 2, Share-based payments.
      In March 2004, the IASB issued IFRS 3, “Business Combinations; Amendments to IAS 36 Impairment of Assets; Amendments to IAS 38 Intangible Assets” and IFRS 5, “Non-current Assets Held for Sale and Discontinued Operations”.
      With the exception of IFRS 3, the revised and new standards are effective for accounting periods commencing on or after January 1, 2005 with earlier application encouraged. IFRS 3 applies to the accounting for business combinations for which the agreement date is on or after March 31, 2004. There were no business combinations in 2004.
NOTE 4 — BALANCES AND TRANSACTIONS WITH RELATED PARTIES:

	December 31,

Accounts receivable:	2003	2004

Grupo TMM	$329	$435

	December 31,

Accounts payable:	2003	2004

Grupo TMM(a)	$44	$69,087

(a)	TMM Multimodal and Grupo TMM entered into a management services agreement pursuant to which Grupo TMM provided certain consulting and management services to the Company as well as incurred certain third-party fees and expenses in connection with the Acquisition Agreement with KCS.
NOTE 5 — TAXES RECOVERABLE:
      Taxes recoverable are summarized below:

	December 31,

Accounts payable:	2003	2004

Value added Tax — Net	$3	$9,000
Income tax	46
Other	255	239

	$304	$9,239

TMM HOLDINGS, S. A. DE C. V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
NOTE 6 — ACCOUNTS PAYABLE AND ACCRUED EXPENSES:

	December 31,

Accounts payable:	2003	2004

General expenses	$257	$271
Taxes payable	122	123
Other	13	17

	$392	$411

NOTE 7 — STOCKHOLDERS’ EQUITY:
      TMM Holdings was incorporated on August 12, 2002, with a minimum fixed capital amounting to $5 and comprised by 50 Series “A” and “B” Class I ordinary shares, nominative and without expression of nominal value shares.
      At the Ordinary Stockholders’ Meeting held on August 14, 2002, the stockholders agreed to increase capital stock through the capitalization of the indebtedness to Grupo TMM by $427,060 issuing 4,202,359 Series “A” Class “II” ordinary shares, nominative and without par value.
      At the Ordinary Stockholders’ Meeting held on January 1, 2003, the Stockholders agreed to reduce capital stock through an indebtedness to Grupo TMM by $11,113, reducing Series “A” Class “II” ordinary shares, nominative and without par value.
      After giving effect to the above transactions, at December 31, 2004, the capital stock is variable with a fixed minimum of $5. The capital stock of TMM Holdings is divided into series “A” and “B” of Class “I” and series “A” and “B” of Class “II”, and are integrated as follows:

	Fixed
	Class “I”		Variable Class “II”

Stockholders	“A”	“B”	“A”	“B”	Total

Grupo TMM	49		4,202,359		4,202,408
Inmobiliaria TMM, S. A. de C. V.		1			1

	49	1	4,202,359		4,202,409

      The Government retained a 20% interest in TFM’s shares and has reserved the right to sell such shares by October 31, 2003 in a public offering. Otherwise Grupo TFM may purchase the Government’s equity interest in TFM at a purchase price equal to the share price initially paid by Grupo TFM, indexed based on Mexican inflation. If Grupo TFM does not purchase the Government’s TFM interest, the Government may require Grupo TMM and KCS to purchase the TFM shares at the price discussed above. See Note 9.
      Dividends paid are not subject to income tax if paid from the Net Tax Profit Account and will be taxed at a rate that fluctuates between 4.62% and 7.69% if they arise from the Reinvested Net Tax Profit Account; dividends paid in excess of this account are subject to a tax equivalent to 42.85%, 40.84% or 38.91% depending on whether paid in 2005, 2006 or 2007, respectively. The tax is payable by the Company and may be credited against its income tax in the same year or the following two years. Dividends paid from previously taxed profits are not subject to tax withholding or additional tax payment.
      In the event of a capital reduction, any excess of stockholders’ equity over capital contributions, the latter restated in accordance with the provisions of the Income Tax Law, is accorded the same treatment as dividends.

TMM HOLDINGS, S. A. DE C. V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 8 — Income Tax, Asset Tax and Tax Loss Carryforwards:

Income tax
      TMM Holdings and its subsidiaries had combined losses for tax purposes of $3,381, $39 and $61,663 for the years ended December 31, 2002, 2003 and 2004, respectively. The difference between tax losses and book loss is due principally to the inflation gain or loss recognized for tax purposes, the difference between book and tax depreciation and amortization, non-deductible expenses and temporary differences for certain items that are reported in different periods for financial reporting and income tax purposes.
      The expense for income tax charged to income was as follows:

	Year Ended December 31,

	2002	2003	2004

Current income tax		$(71)	$(1)
Deferred income tax expense	$(282)	207	(22)

Net income tax expense	$(282)	$136	$(23)

      Reconciliation of the income tax expense based on the statutory income tax rate to recorded income tax expense was as follows:

	Year Ended December 31,

	2002	2003	2004

Income before income tax	$2	$(8)	$(34)

Income tax at 35% in 2002, 34% in 2003 and 33% in 2004	$(1)	$3	$11
(Decrease) increase resulting from:
Effects of inflationary, indexation and other	(281)	133	(34)

Net deferred income tax (provision) benefit	$(282)	$136	$(23)

      According to the amendments to the Mexican Income Tax Law in 2004, the income tax rate will decrease one percent per year from 30% starting in 2005 down to 28% in 2007.

Asset tax
      The Asset Tax Law establishes a tax of 1.8% on the average of assets, less certain liabilities, which is payable when it exceeds the income tax due. For the year ended December 31, 2001 the Company was not subject to asset tax. There was no basis for asset tax in 2003 and 2004.

TMM HOLDINGS, S. A. DE C. V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Tax loss carryforwards
      At December 31, 2004, TMM Holdings and its subsidiaries had combined tax loss carryforwards, which under the Mexican Income Tax Law are inflation-indexed through the date of utilization as follows:

	Inflation-indexed
Year in which	amounts as of	Year of
loss arose	December 31, 2004	expiration

1997	$373	2007
1998	6	2008
1999	8	2009
2001	995	2011
2002	3,381	2012
2003	39	2013
2004	61,663	2014

	$66,465

Note 9 — Contingencies:

1)	TFM Value Added Tax Lawsuit and Mexican Government Put
      Under the terms of the AAA (See Note 2), KCS will have the right to control the settlement of the long-standing VAT Claim between TFM and the Mexican Government, as well as the negotiations related to the Put Option of the 20% shares of TFM held by the Mexican Government (the “Put Option”). This Put Option is the result of the agreements under which the Mexican Government retained a 20% interest in TFM in connection with the privatization of TFM in 1997, and pursuant to the original agreements relating to the concession, the Mexican government may require that Grupo TMM and KCS, either jointly or individually, purchase the Mexican Government’s interest at a predetermined price.
      No later than 180 days after the successful resolution of the current proceedings related to the Put and the VAT claim with the Mexican Government, KCS will pay to Grupo TMM the VAT Contingency payment of $110 million as follows: i) $35 million in cash, ii) $35 million in shares of KCS Common Stock, and iii) $40 million that will be deposited into an escrow account as collateral for certain tax indemnities. The shares of Common Stock will be valued at the volume-weighted average closing price (“VWAP”) of the Common Stock for the 20 trading days immediately preceding the later of closing or the announcement of the VAT/ Put Settlement Date.
      Pursuant to the AAA, the Company and KCS entered into a Put Assumption Agreement dated December 15, 2004, which, conditional upon the closing of the sale of Grupo TFM which was approved by KCS’s shareholders on March 29, 2005, KCS assumed the Mexican Government Put obligation.
      Grupo TMM and KCS have jointly prepared a proposal for settlement of the pending VAT Claim and the Put and have submitted the proposal to the Mexican Government for review. The proposal contemplates, in general terms, that Grupo TFM acquires the shares of TFM subject to the Put on a basis that effectively offsets the VAT Claim with the Put obligation.

2)	Disputes between Grupo TMM and KCS
      On April 20, 2003, Grupo TMM entered into the Acquisition Agreement (“AA”) with KCS, which then owned a 49% voting interest in Grupo TFM. Under the terms of the AA, Grupo TMM was to sell its entire interest in Grupo TFM, which owns 80% of TFM and through which its railroad operations are conducted. Under the agreement, KCS was to acquire Grupo TMM’s interest in Grupo TFM in exchange for

TMM HOLDINGS, S. A. DE C. V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
$200 million in cash and 18 million shares of common stock of KCS’s successor corporation. In addition, Grupo TMM was to have the right to receive an additional earnout payment of up to $175 million in cash ($180 million if KCS elected to defer a portion of the payment) in the event that the pending VAT claim against the Government by TFM was successfully resolved prior to the execution by the Government of its “put” rights in certain shares of TFM, and the amount of VAT Proceeds received was greater than the purchase price of the “put” shares held by the Government. Completion of the TFM sale was subject to approval by i) holders of Grupo 2003 and 2006 notes, ii) the shareholders of KCS and iii) the shareholders of Grupo TMM, together with receipt of certain governmental approvals in the United States and Mexico and other customary conditions.
      On August 18, 2003, Grupo TMM’s shareholders voted to reject the AA in light of certain actions on the part of KCS subsequent to the execution of the AA. In addition, Grupo TMM’s Board of Directors, assuming their responsibility with respect to the shareholders’ vote, met on August 22, 2003 and voted to terminate the AA.
      KCS disputed Grupo TMM’s rights to terminate the AA and alleged certain breaches by Grupo TMM of the AA. Under the terms of the AA, the parties submitted these disputes to binding arbitration.
      In March 2004, the three-member panel in the arbitration proceeding between KCS and Grupo TMM concluded, in an interim award, that the rejection of the AA by Grupo’s shareholders in its vote on August 18, 2003, did not authorize Grupo TMM to terminate the AA. Accordingly, the three-member panel indicated the AA would remain in force and binding on the parties until otherwise terminated according to its terms or by law. In reaching the conclusion, the panel found it unnecessary to determine whether approval by Grupo TMM’s shareholders was a “condition” of the AA.
      KCS and certain of its affiliates initiated judicial proceedings in Mexico against the Company and certain of its subsidiaries, Grupo TFM, TFM and several individuals, seeking the nullification of several board meetings that took place during 2003 and 2004. KCS and certain of its affiliates also initiated proceedings against the Company and certain of its subsidiaries, including Grupo TFM, as well as other financial institutions that participated in the Company’s receivables securitization program, seeking the court’s declaration of the nullity of the Option Agreement entered into by TMM Multimodal and The Bank of New York, as trustee of the securitization trust. Investors in such program were named in the lawsuit but were never served.
      As a consequence of the execution of the AAA on December 15, 2004 (See Note 10), the lawsuits described above were suspended; and following the favorable vote of KCS shareholders on March 29, 2005 which resulted in the closing of the sale of Grupo TFM to KCS, the plaintiffs have filed a dismissal motion in respect of all defendants under all of the above claims.

3)	The GM Put Option
      In October 2000, EMD, a subsidiary of General Motors (“GM”), invested $20 million in TMM Multimodal (representing an approximate 3.4% economic interest in TMM Multimodal). Under the terms of the Subscription and Stockholder Agreement relating to its investment in TMM Multimodal, i) EMD had the right to cause Grupo TMM to purchase, or, alternatively, to cause TMM Multimodal to redeem, all, but not less than all, of EMD’s shares in TMM Multimodal at a price equal to the original investment of $20 million, plus interest compounded annually from June 30, 2000, at the rate of 12% per annum, less certain distributions received by EMD in respect of its shares of TMM Multimodal, and ii) Grupo TMM had the right to cause EMD to sell all, but not less than all, of EMD’s shares in TMM Multimodal at a price equal to the original investment of $20 million, plus interest compounded annually from June 30, 2000, at the following annual rates (less certain distributions received by EMD in respect of its shares of TMM Multimodal):

•	From June 30, 2000 to June 30, 2003: 15% per annum

TMM HOLDINGS, S. A. DE C. V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	From July 1, 2003 to June 30, 2005: 16% per annum

•	From July 1, 2005 to June 30, 2007: 17% per annum

•	From July 1, 2007 to June 30, 2010: 19% per annum

•	From July 1, 2010 onwards: 20% per annum
      On March 15, 2005 GM notified the Company of its intention to exercise its Put Option on April 4, 2005; and on such date, with the cash proceeds from the sale of its interest in Grupo TFM to KCS, Grupo TMM paid approximately $34 million to GM in exchange for the shares subject to the Put Option.
NOTE 10 — EVENTS AFTER BALANCE SHEET DATE:

Amended Acquisition Agreement (“AAA”) with Kansas City Southern
      On December 15, 2004 Grupo TMM and KCS announced that the companies had entered into an AAA whereby Grupo TMM would sell its 51% voting interest in Grupo TFM owned by TMM Multimodal, a subsidiary of Grupo TMM, to KCS for $200 million in cash, 18 million shares of KCS common stock, $47 million in a 5% promissory note payable in June 2007, and up to $110 million payable in a combination of cash, notes and KCS common stock upon successful resolution of the current proceedings related to the VAT claim and the Put with the Mexican Government. The $47 million promissory note is, and a portion of the $110 million contingent payment will be, subject to certain escrow arrangements to cover potential indemnification claims under the terms of the AAA.
      On January 11, 2005, Grupo TMM held a Shareholders’ Meeting where the shareholders of the Company unanimously approved the board of directors’ recommendation to sell its 51% voting interest in Grupo TFM to KCS.
      On March 29, 2005, KCS held a Shareholders Meeting and its shareholders approved the transaction as well as the issuance of additional shares to be delivered to Grupo TMM. As a result of this vote, precedent to the closing of the sale of Grupo TFM all of the conditions were met and the purchase price was delivered to Grupo TMM on April 1, 2005.
      On April 1, 2005, Grupo TMM received the purchase price of its interest in Grupo TFM from KCS. The consideration received by Grupo totaled approximately $600 million, which included $200 million in cash, $47 million in a 2-year, 5% KCS promissory note and 18 million shares of KCS common stock valued at such date at approximately $355 million. An additional amount of up to $110 million in a combination of cash, notes and stock will be paid by KCS upon completion of a settlement involving the VAT and Put lawsuits.

GM Put Option
      On March 15, 2005 GM notified Grupo TMM its intention to exercise its Put Option on April 4, 2005; and on such date, with the cash proceeds from the sale of its interest in Grupo TFM to KCS, Grupo TMM paid approximately $34 million to GM in exchange for the shares subject to the Put Option.

Merger of TMM Holdings
      On March 10, 2005, TMM Holdings was merged into Operadora de Apoyo Logistico, S.A. de C. V. (“OAL”) a related party, subsidiary of Grupo TMM.
NOTE 11 — RECONCILIATION OF DIFFERENCES BETWEEN IFRS AND U.S. GAAP:
      The Company’s consolidated financial statements are prepared in accordance with IFRS which differ in certain material respects from U.S. GAAP. The main differences between IFRS and U.S. GAAP, as they

TMM HOLDINGS, S. A. DE C. V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
relate to the Company, are summarized in the following pages. An explanation is provided when considered necessary of the effects on the consolidated net income and on stockholders’ equity.

a.	Reconciliation of net loss:

		Year Ended December 31,

	Note d.	2002	2003	2004

Consolidated net loss under IFRS		$(12,802)	$(17,535)	$(55,333)
Deferred taxes	i.	121,738	84,379	(19,904)
Deferred employee’s statutory profit sharing	i.	25,792	11,528	6,556
Deferred charges	ii.	702	34	(323)
Depreciation of step-up in Mexrail	iii.	(459)	(612)	(357)
Dilution in sale of Mexrail	iii.	(8,111)		(17,224)
Valuation of put option	iv.		(6,779)	6,779
Effect of U.S. GAAP adjustments on minority interest	v.	(97,149)	(57,746)	20,259

Consolidated net income (loss) under U.S. GAAP		$29,711	$13,269	$(59,547)

b.	Reconciliation of stockholders’ equity:

		December 31,

	Note d.	2003	2004

Stockholders’ equity under IFRS		$333,045	$277,712
Deferred income tax	i.	117,785	97,434
Deferred employees’ statutory profit sharing	i.	50,221	56,777
Deferred charges	ii.	(197)	(520)
Depreciation of step-up in Mexrail	iii.	(1,071)
Dilution in sale of Mexrail	iii.	6,036
Valuation of Put Option	iv.	(6,779)
Effect of U.S. GAAP adjustments on minority interest	v.	(101,224)	(93,134)

Stockholders’ equity under U.S. GAAP		$397,816	$338,269

c.	Analysis of changes in stockholders’ equity under U.S. GAAP:

	December 31,

	2003	2004

Balance at beginning of the year	$395,660	$397,816
Capital stock reduction	(11,113)
Net income for the year	13,269	(59,547)

Balance at end of the year	$397,816	$338,269

TMM HOLDINGS, S. A. DE C. V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

d.	Significant differences between IFRS and U.S. GAAP:

i.	Deferred income tax and employees’ statutory profit sharing
      The deferred income tax was calculated in accordance with the IAS-12 (revised) which requires the recording of deferred taxes for fixed assets and concession, including the effects of indexing for tax purposes.
      U.S. GAAP prohibits recognition of deferred tax assets or liabilities for differences related to assets and liabilities that are remeasured from the local currency into the functional currency using historical exchange rates and that result from changes in exchange rates or the indexation for tax purposes.
      In Mexico, companies are obligated to pay their employees a portion of the net income as defined by specific regulations. For U.S. GAAP purposes, deferred profit sharing liabilities or assets would be recorded for temporary differences that may arise in the determination of the current liability based on the statutory rate of 10%. These temporary differences are similar to those that exist for deferred income tax purposes. IFRS do not require the establishment of assets or liabilities for these differences.
      The differences in the net deferred income tax and employees’ statutory profit sharing assets determined under U.S. GAAP and IFRS at December 31, 2003 and 2004 are summarized below:

	Deferred Income		Deferred Profit
	Tax Assets		Sharing Assets

	2003	2004	2003	2004

Amounts recorded under IFRS	$78,868	$100,870	$—	$—
Amount determined under U.S. GAAP	196,653	198,304	50,221	56,777

Net difference	$(117,785)	$(97,434)	$(50,221)	$(56,777)

      Under U.S. GAAP, employee profit sharing would be considered as operating expense.

ii.	Deferred charges
      During 2004, the Company incurred certain legal expenses totaling $494 related to the First Amended and Restated Credit Agreement (“FARCA”). In addition, during 2002, the Company incurred and capitalized certain legal expenses totaling $231 related with the $180,000 senior notes. Under U.S. GAAP, such legal fees should be expensed as incurred. The U.S. GAAP adjustments reflect the reversal of the amounts capitalized under IFRS. In addition, the U.S. GAAP adjustments reflect the reversal of the amortization recognized under IFRS which totaled $34 and $171 for the year ended December 31, 2003 and 2004, respectively.
      Additionally, the U.S. GAAP reconciliation for the year ended December 31, 2002 reflects the final amortization of $933 for costs capitalized under IFRS in prior year.

iii.	Dilution in the sale of Mexrail to TFM
      On February 27, 2002, the Company and KCS sold their respective interests in Mexrail to TFM for an aggregate purchase price of $64 million. Under U.S. GAAP, the portion of Mexrail purchased from KCS was accounted for as a purchase pursuant to SFAS No. 141, “Business Combinations” with partial fair value step-up (49%), for KCS’s investment being recognized for the assets and liabilities being acquired. Thus, the amount recorded was $20,557 and the corresponding deferred income tax (45%) for $9,249, were both allocated in fixed assets. During the years ended December 31, 2002, 2003 and 2004 the depreciation was $459, $612 and $357, respectively. The portion sold by the Company to TFM (51%) amounting to $21.4 million was accounted for on a historical carryover basis since both Mexrail and TFM are under the common control of the Company.

TMM HOLDINGS, S. A. DE C. V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      In addition, as a result of the transaction described above, under IFRS, TMM Multimodal recognized a gain of $8,111 resulting from its equity dilution in Mexrail representing the amount “deemed sold”. Under U.S. GAAP, such a gain would not have been reflected in the income statement, but would have affected stockholders’ equity due to the step-up described above for $14,147.

iv.	Valuation of Put Options
      As mentioned in Note 9, the Company has two put options: the Mexican Government Put and the GM Put Option (collectively the “Put Options”). Under IAS No. 39 “Financial Instruments: Recognition and Measurement”, the Put Options were deemed to qualify as derivatives, which need to be measured at fair value. The difference between the estimated fair market value and the strike price of the Put Options at December 31, 2003, was a positive adjustment of $6.8 million and negative adjustment of $13.5 million at December 31, 2004, which was recorded in the consolidated income statement for the year under IFRS. The difference between the estimated fair market value and the strike price of the Put Options at December 31, 2002 was not significant. Under US GAAP, the Put Options qualify as a derivative instrument under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. Nevertheless, the gain on the written Put Options in 2003 was not recognized, and an adjustment appears in the U.S. GAAP reconciliation. In 2004, the loss on the Put Options was recognized for both IFRS and US GAAP, therefore no stockholder’s equity adjustment is being made and the net income adjustment reflects the reversal of the adjustment recognized in 2003 for US GAAP purposes.

v.	Effects of U.S. GAAP adjustments on minority interest
      Corresponds to the effect of U.S. GAAP adjustments on minority interest for non-wholly owned subsidiaries.

vi.	Effect of recently issued accounting standards as they relate to the Company
      In November 2004, the FASB issued SFAS No. 151, Inventory Costs. The statement amends Accounting Research Bulletin (ARB) No. 43, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. ARB No. 43 previously stated that these costs must be so abnormal as to require treatment as current-period charges. SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet this criterion. In addition, this statement requires that allocation of fixed production overhead to conversion costs be based on the normal capacity of the production facilities. The statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, with earlier application permitted for fiscal years beginning after the issue date of the statement. The adoption of SFAS No. 151 is not expected to have any significant impact on the Company’s current financial condition or results of operations.
      In December 2004, the FASB issued SFAS No. 153, Exchanges of Non-monetary Assets an Amendment of APB Opinion No. 29. APB Opinion No. 29, Accounting for Non-monetary Transactions, requires that exchanges of non-monetary assets be measured based on the fair value of assets exchanged. SFAS No. 153 amends opinion No. 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 is not expected to have any significant impact on the Company’s current financial condition or results of operations.
      In December 2004, the FASB revised its SFAS No. 123 (SFAS No. 123R), Accounting for Stock Based Compensation. SFAS 123R establishes standards for the accounting of transactions in which an entity exchanges its equity instruments for goods or services, particularly transactions in which an entity obtains

TMM HOLDINGS, S. A. DE C. V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
employee services in share-based payment transactions. The revised statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is to be recognized over the period during which the employee is required to provide service in exchange for the award. Changes in fair value during the service period are to be recognized as compensation cost over that period. In addition, the revised statement amends SFAS No. 95, Statement of Cash Flows, to require that excess tax benefits be reported as a financing cash flow rather than as a reduction of taxes paid. The provisions of the revised statement are effective for financial statements issued for the first interim or annual reporting period beginning after June 15, 2005, with early adoption encouraged. The adoption of SFAS 123R is not expected to have any material impact on the consolidated financial statements.
      In March 2004, the Emerging Issues Task Force (EITF) ratified EITF Issue No. 03-1 “The Meaning of other-than Temporary Impairment and its Applications to Certain Investments” (EITF 03-1). The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments. EITF 03-1 provides a three-step process for determining whether investments, including debt securities, are other than temporarily impaired and requires additional disclosures in annual financial statements. The recognition and measurement guidance in Issue 03-1 should be applied to other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004. The Company does not expect the adoption of EITF 03-1 to have a material impact on its financial position or results of operations.
      In June 2004, the FASB issued Emerging Issues Task Force Issue No. 02-14 (“EITF 02-14”), “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock”. EITF 02-14 addresses whether the equity method of accounting applies when an investor does not have an investment in voting common stock of an investee but exercises significant influence through other means. EITF 02-14 states that an investor should only apply the equity method of accounting when it has investments in either common stock or in-substance common stock of a corporation, provided that the investor has the ability to exercise significant influence over the operating and financial policies of the investee. The accounting provisions of EITF 02-14 are effective for reporting periods beginning after September 15, 2004. We do not expect the adoption of EITF 02-14 to have a significant impact on our consolidated financial condition or result of operations.
      In November 2004, the EITF reached a final conclusion on Issue 04-8, Accounting Issues Related to Certain Features of Contingently Convertible Debt and the Effect of Diluted Earnings per Share. This issue addresses when the dilutive effect of contingently convertible debt with a market price trigger should be included in diluted earnings per share calculations.
      The EITF’s conclusion is that the market price trigger should be ignored and that these securities should be treated as convertible securities and included in diluted earnings per share regardless or whether the conversion contingencies have been met. EITF Issue No. 04-8 is effective for periods ending after December 15, 2004 and would be applied by retrospectively restating previously reported diluted earnings per share. The adoption of EITF Issue No. 04-8 did not have a material impact on our consolidated financial position, results of operations or cash flows.

TMM HOLDINGS, S. A. DE C. V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

e.	Condensed consolidated balance sheets and income statements
      The following condensed consolidated balance sheets and income statements reflect the effects of the principal differences between IFRS and U.S. GAAP:
Condensed Consolidated Balance Sheets

	December 31,

	2003	2004

Cash and cash equivalents	$2	$3
Amounts due from related parties	329	435
Taxes recoverable	304	9,239
Non-current assets held for sale	2,336,815	2,212,142
Deferred income tax	23

Total assets	$2,337,473	$2,221,819

Amounts due for related parties	$44	$69,087
Accounts payable and accrued expenses	392	411
Liabilities directly related with non-current assets held for sale	1,169,349	1,054,549

Total liabilities	1,169,785	1,124,047

Minority interest	769,872	759,503

Capital stock	415,952	415,952
Effect on purchase of subsidiary shares	(52,570)	(52,570)
Retained earnings	34,434	(25,113)

Total stockholders’ equity	397,816	338,269

Total liabilities and stockholders’ equity	$2,337,473	$2,221,819

TMM HOLDINGS, S. A. DE C. V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Condensed Consolidated Statement of Income

	Years Ended December 31

	2002	2003	2004

Services revenues			$22
Cost and expenses	$30	$45	56

Loss on services	(30)	(45)	(34)
Net financing cost	32	37

Income (loss) before income taxes and discontinued operations	2	(8)	(34)
(Provision) benefit for income tax	(282)	136	(23)

Net (loss) income for continuing operations for the year	(280)	128	(57)
Net income (loss) for discontinued operations	29,991	13,141	(59,490)

Net income (loss) for the year	$29,711	$13,269	$(59,547)

Net (loss) income for continuing operations for the year per share	$(0.066)	$0.030	$(0.014)

Net income (loss) for discontinued operations for the year per share	$7.137	$3.127	$(14.157)

Net income (loss) for the year per share	$7.071	$3.157	$(14.171)

Weighted average shares outstanding (thousands)	4,202	4,202	4,202

TMM MULTIMODAL, S. A. DE C. V.
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2003 AND 2004

REPORT OF INDEPENDENT AUDITORS
Mexico City, April 21, 2005
To the Board of Directors and Stockholders of
TMM Multimodal, S. A. de C. V.
(subsidiary of Grupo TMM, S. A.)
      1. We have audited the accompanying consolidated balance sheets of TMM Multimodal, S. A. de C. V. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, of changes in stockholders’ equity and of cash flows for each of the three years in the period ended December 31, 2004, all expressed in U.S. dollars. These consolidated financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
      3. TMM Multimodal, S. A. de C. V. is a non-operating holding company with no material assets or operations other than its investment in subsidiaries. The accompanying consolidated financial statements have been prepared to comply with rule 3.16 of regulation S-X of the U.S. Securities and Exchange Commission.
      4. In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of TMM Multimodal, S. A. de C. V. and subsidiaries as of December 31, 2004 and 2003, and the consolidated results of their operations, the changes in their stockholders’ equity and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with International Financial Reporting Standards.
      5. International Financial Reporting Standards vary in certain significant respects from Accounting Principles Generally Accepted in the United States of America. The application of the latter would have affected the determination of consolidated net loss for each of the three years in the period ended December 31, 2004, and the determination of consolidated stockholders equity at December 31, 2004 and 2003 to the extent summarized in Note 11 to the consolidated financial statements.

PricewaterhouseCoopers
Abraham Fuentes Leyva
Audit Partner

TMM MULTIMODAL, S. A. DE C. V.
CONSOLIDATED BALANCE SHEETS
(amounts in thousands of US dollars)

	December 31,

	2003	2004

ASSETS
Current assets:
Cash and cash equivalents	$2	$3
Amounts due from related parties (Note 4)	329	435
Taxes recoverable (Note 5)	304	9,227
Non-current assets held for sale (Note 2)	2,128,182	2,058,451

Total current assets	2,128,817	2,068,116
Deferred income taxes (Note 8)	7

Total assets	$2,128,824	$2,068,116

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short-term liabilities:
Amounts due for related parties (Note 4)		$69,000
Accounts payable and accrued expenses (Note 6)	$392	399
Liabilities directly related with non-current assets held for sale (Note 2)	1,141,232	1,054,549

Total short-term liabilities	1,141,624	1,123,948
Minority interest	642,546	656,710

Stockholders’ equity (Note 7):
Common stock 2,753,785 shares authorized and issued without par value	345,639	345,639
Premium on share subscription	8,387	8,387
Deficit	(9,372)	(66,568)

Total stockholders equity	344,654	287,458

Total liabilities and stockholders equity	$2,128,824	$2,068,116

The accompanying notes are an integral part of these consolidated financial statements.

TMM MULTIMODAL, S. A. DE C. V.
CONSOLIDATED STATEMENTS OF INCOME
(amounts in thousands of US dollars, except per share amounts)

	Year Ended December 31,

	2002	2003	2004

Service revenues			$22
Costs and expenses	$18	$8	13

(Loss) income on services	(18)	(8)	9
Net financing cost	32	38

Income before income taxes and discontinued operations	14	30	9
Provision for income tax (Note 8)	(61)	(101)	(7)

Net (loss) income for continuing operations for the year	(47)	(71)	2
Net loss for discontinued operations (Note 2)	(15,691)	(17,893)	(57,198)

Net loss for the year	$(15,738)	$(17,964)	$(57,196)

Net (loss) income for continuing operations for the year per share	$(0.017)	$(0.026)	$0.001

Net loss for discontinuing operations for the year per share	$(5.698)	$(6.497)	$(20.769)

Net loss for the year per share	$(5.715)	$(6.523)	$(20.768)

Weighted average shares outstanding (thousands)	2,754	2,754	2,754

The accompanying notes are an integral part of these consolidated financial statements.

TMM MULTIMODAL, S. A. DE C. V.
CONSOLIDATED STATEMENTS OF CHANGES IN
STOCKHOLDERS’ EQUITY FOR THE YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(amounts in thousands of US dollars)

			Effect on
		Premium	Purchase of
	Common	on Share	Subsidiary	Retained
	Stock	Subscription	Shares	Earnings	Total

Balance at January 1, 2002	$345,639	$8,387	$(16,795)	$55,830	$393,061
Dividends declared on January 18, 2002				(20,000)	(20,000)
Effect of sale of subsidiary shares			16,795		16,795
Net loss for the year				(15,738)	(15,738)

Balance at December 31, 2002	345,639	8,387		20,092	374,118
Dividends declared on January 1, 2003				(11,500)	(11,500)
Net loss for the year				(17,964)	(17,964)

Balance at December 31, 2003	345,639	8,387		(9,372)	344,654

Net loss for the year				(57,196)	(57,196)

Balance at December 31, 2004	$345,639	$8,387	$—	$(66,568)	$287,458

The accompanying notes are an integral part of these consolidated financial statements.

TMM MULTIMODAL, S. A. DE C. V.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(amounts in thousands of US dollars)

	Year Ended December 31,

	2002	2003	2004

Cash flows from operating activities:
Net (loss) income for continuing operations for the year	$(47)	$(71)	$2

Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Provision for income tax	61	101	7
Changes in other assets and liabilities:
Other accounts and amounts due to related parties	657	(29)	(8)

Total adjustments	718	72	(1)

Net cash provided by operating activities	671	1	1

Cash flows from financing activities:
Dividends paid	(672)

Net cash used in financing activities	(672)

(Decrease) increase in cash and cash equivalents	(1)	1	1
Cash and cash equivalents at beginning of the year	2	1	2

Cash and cash equivalents at end of the year	$1	$2	$3

Supplemental cash-flow information:
Cash paid during the year for income tax	$—	$317	$—

The accompanying notes are an integral part of these consolidated financial statements.

TMM MULTIMODAL, S. A. DE C. V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(amounts in thousands of US dollars, except number of shares)
NOTE 1 — The Company:
      TMM Multimodal, S. A. de C. V. (“TMM Multimodal” or the “Company”) is subsidiary of TMM Holdings, S. A. de C. V. (“TMM Holdings”), which in turn is a subsidiary of Grupo TMM, S. A. (“Grupo TMM”) and was incorporated in 1986, whose main activity is providing national and international intermodal freight services. Since 1997, TMM Multimodal has not received any revenue regarding the activity for which it was created and it has been used solely as a holding company.
      At the Extraordinary General Stockholders’ Meeting held on August 14, 2002, Grupo TMM transferred its 96.64% controlling interest in its subsidiary TMM Multimodal to TMM Holdings (a 100% subsidiary of Grupo TMM).
      TMM Multimodal holds (directly and indirectly) the following companies:

		Percentage of
		Ownership at
		December 31,

Company	Subsidiary of	2003	2004

Grupo Transportación Ferroviaria Mexicana, S. A. de C. V. (“Grupo TFM”)	TMM Multimodal	51.00%	51.00%
TFM, S. A. de C. V. (“TFM”)	Grupo TFM	80.00%	80.00%
Mexrail, Inc. (“Mexrail”)	TFM	100.00%
Arrendadora TFM, S. A. de C. V. (“Arrendadora TFM”)	TFM and Grupo TFM	100.00%	100.00%
The Tex-Mex Railway (the “Tex-Mex”)	Mexrail	100.00%
      Grupo TFM is a non-operating holding company with no material assets or operations other than its investment in TFM and Arrendadora TFM (“Arrendadora”).
      TFM lines form a strategically important rail link within Mexico and to the North American Free Trade Agreement corridor. TFM lines directly link Mexico City and Monterrey (as well as Guadalajara through track rights) with the ports of Lázaro Cárdenas, Veracruz and Támpico and the Mexican/ United States border crossing of Nuevo Laredo-Laredo, Texas and Matamoros-Brownsville, Texas.

Sale of Mexrail, Inc.
      On February 27, 2002, Grupo TMM and Kansas City Southern (“KCS”) announced that they had agreed to sell Mexrail Inc. (a US company), and its wholly owned subsidiary, the Tex-Mex Railway, to TFM for an aggregate price of $64 million ($32.6 million to Grupo and $31.4 million to KCS). The sale was completed on March 27, 2002 and the purchase price was paid by crediting an account receivable amounting to $20,000 due from Grupo TMM, and the remaining balance of $44,000 was paid in cash. As a result, Mexrail, Inc., with its wholly owned subsidiary, the Tex-Mex Railway, became wholly owned subsidiaries of TFM.
      The purchase of Mexrail Inc. by TFM was accounted for at historical cost in a manner similar to a pooling of interests because it is considered a business reorganization among companies within the same control group. As a result, all the assets and liabilities acquired by TFM were recorded at their historical cost. The transaction resulted in a reduction of stockholders’ equity at TFM level amounting to $41,952, representing the difference between the historical carrying value of the assets and liabilities acquired and the purchase price of $64,000. Thus, the transaction at the Grupo TFM level was accounted as a reduction of stockholders’ equity amounting to $33,562 and to minority interest amounting to $8,390.

TMM MULTIMODAL, S. A. DE C. V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      For financial reporting purposes, the transaction has been retroactively reflected for all the previous periods on a historical cost basis in a manner similar to a pooling of interests.
      On May 9, 2003, TFM sold a 51% interest in Mexrail and its wholly owned subsidiary, the Tex-Mex Railway, to KCS for $32.6 million. Within two years of the date of this agreement, TFM had the right to repurchase all of the shares from KCS at any time for an amount equal to the purchase price. Since the sale was conditional on obtaining approval of the transaction by the U.S. Safety Transportation Board (“STB”), TFM recognized a liability for the net present value of the purchase price. Proceeds from the sale were re-invested in TFM. In September 2003, TFM reacquired for $32.6 million the shares previously transferred to KCS, and the related liability was canceled.
      Grupo TMM and TFM entered into a new Stock Purchase Agreement on August 16, 2004 (“New Mexrail Stock Purchase Agreement”). Pursuant to the terms of the agreement, KCS purchased from TFM 51% of the outstanding shares of Mexrail Inc., for $32.7 million, and placed these shares into trust pending STB approval. The terms of the new Mexrail Stock Purchase Agreement are substantially similar to the May 9, 2003 Stock Purchase Agreement, but TFM does not have any right to repurchase the Mexrail shares sold to KCS and KCS is obligated to purchase the remaining shares of Mexrail owned by TFM on or before October 31, 2005 at a fixed price of $31.4 million.
      As a result of the sale of Mexrail, in August 2004, Grupo TFM derecognized the assets and liabilities associated with this business and recognized a net gain of 3.2 million (netted of legal fees) related to the sale of the 51%, consisting of the net proceeds over the carrying value of 51% of the investment. As for the remaining 49%, this also been derecognized and the receivable related to this portion of the sale equivalent to $27.2 million has been recognized. The value of the call option has also been recognized. Effective August 2004, Grupo TFM has no significant involvement with its remaining investment in Mexrail and hence, ceased applying equity method accounting.

NOTE 2 — NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

The sale of the Railroad Business
      On December 15, 2004, KCS entered into an Amended Acquisition Agreement (“AAA”) with Grupo TMM and other parties under which KCS ultimately would acquire control of TFM through the purchase of shares of common stock of Grupo TFM. Under the terms of the AAA, KCS would acquire all of the interest of Grupo TMM in Grupo TFM for $200 million in cash, 18 million shares of KCS common stock, $47 million in a 5%, two-year promissory note subject to satisfaction of conditions of an escrow agreement, and up to $110 million payable in a combination of cash and stock related to the final resolution of the VAT claim and Put Option (See Note 9) as such term is defined in the AAA.
      As of December 31, 2004 all of the conditions precedent to the closing contemplated in the AAA had been satisfied, with the exception of the approval of the shareholders of KCS, which was ultimately obtained on March 29, 2005 (See Note 10).

TMM MULTIMODAL, S. A. DE C. V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The assets and liabilities corresponding to the railroad business were classified as held for sale. The balances as of December 31, 2003 and 2004 are as follows:

	December 31,

	2003	2004

Non-current assets classified as held for sale:
Accounts receivable	$105,194	$106,014
Other current assets	120,550	148,410
Concession rights, net	1,174,217	1,130,917
Property, machinery and equipment, net	632,430	558,669
Deferred income taxes	78,845	100,870
Other non-current assets	16,946	13,571

	$2,128,182	$2,058,451

	December 31,

	2003	2004

Liabilities directly associated with non-current assets classified as held for sale:
Accounts payable	$167,609	$142,223
Debt	939,899	887,122
Other current liabilities	33,724	25,204

	$1,141,232	$1,054,549

      An analysis of the result and cash flows of the discontinued operations is as follows:

	Year Ended December 31,

	2002	2003	2004

Results of operations:
Transportation revenues	$712,140	$698,528	$699,225
Costs and expenses	558,822	566,522	573,355

Income on transportation	153,318	132,006	125,870
Other expenses — Net	(30,278)	(35,095)	(66,290)

Operating income	123,040	96,911	59,580
Net financing cost	(114,159)	(118,048)	(117,804)

Income (loss) before income taxes and minority interest	8,881	(21,137)	(58,224)
(Provision) benefit for income taxes	(29,214)	(32,890)	15,194

Loss before minority interest	(20,333)	(54,027)	(43,030)
Minority interest	4,642	36,134	(14,168)

Net loss for the year	$(15,691)	$(17,893)	$(57,198)

TMM MULTIMODAL, S. A. DE C. V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year Ended December 31,

	2002	2003	2004

Cash-flows:
Cash flows from operating activities:
Net loss for the year	$(15,691)	$(17,893)	$(57,198)

Net cash provided by operating activities	112,746	99,664	85,692

Net cash used in investing activities	(295,288)	(70,731)	(13,576)

Net cash provided by (used in) financing activities	159,681	(55,585)	(61,468)

Net (decrease) increase in cash and cash equivalents	(22,861)	(26,652)	10,648
Cash and cash equivalents at beginning of the year	53,110	30,249	3,597

Cash and cash equivalents at the end of the year	$30,249	$3,597	$14,245

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
      The Company prepares their financial statements in accordance with International Financial Reporting Standards (“IFRS”) expressed in United States dollars, the currency in which most transactions and a significant portion of the Company’s assets and liabilities arose and/or are denominated. The Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”) approved this method in 1985.
      The consolidated financial statements have been approved by the Board of Directors of the Company.
      The most significant accounting policies are described below.

a. Consolidation
      The consolidated financial statements include the accounts of TMM Multimodal and its subsidiaries. All intercompany balances and transactions have been eliminated.

Subsidiaries
      Subsidiaries are all entities over which TMM Multimodal has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. These subsidiaries would be de-consolidated from the date that control by TMM Multimodal ceases.
      The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest.
      All intercompany transactions, balances and unrealized gains on transaction between TMM Multimodal’s companies are eliminated. Unrealized losses are also eliminated unless the transactions provide evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by TMM Multimodal.

b.	Translation
      Although TMM Multimodal and subsidiaries are required to maintain for tax purposes their books and records in Mexican pesos (“Ps”), except for foreign subsidiaries, TMM Multimodal and subsidiaries keep

TMM MULTIMODAL, S. A. DE C. V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
records and use the United States dollar as their functional and reporting currency, as such currency reflects the economic substance of the underlying events and circumstances relevant to the entity.
      Monetary assets and liabilities denominated in Mexican pesos are translated into United States dollars using current exchange rates. The difference between the exchange rate on the date of the transaction and the exchange rate on the settlement date, or balance sheet date if not settled, is included in the income statement as a foreign exchange gain/loss. Non-monetary assets or liabilities originally denominated in Mexican pesos are translated into United States dollars using the historical exchange rate at the date of the transaction. Capital stock transactions and minority interest are translated at historical rates. Results of operations are mainly translated at the monthly average exchange rates. Depreciation and amortization of non-monetary assets are translated at the historical exchange rate.

c.	Cash and cash equivalents
      Cash and cash equivalents represent highly liquid interest-bearing deposits and investments with an original maturity of less than three months and are stated at cost plus interest earned.

d.	Accounts receivable
      Accounts receivable are carried at original invoice amount less a provision made for impairment of these receivables. A provision for impairment of trade receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of receivables.

e.	Goodwill
      Goodwill represents the difference between the consideration paid and the fair value of the identifiable net assets.

f.	Deferred income tax
      Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements. Currently enacted tax rates are used in the determination of deferred income tax.
      Deferred tax assets are recognized to the extent that it is probable that future taxable profit against which the temporary differences can be utilized will be available.
      Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

g.	Borrowings
      Borrowings are recognized initially as the proceeds received, net of transactions costs incurred. Borrowings are subsequently stated at amortized cost using the effective yield method; any difference between proceeds (net of transactions costs) and the redemption value is recognized in the income statement over the period of the borrowings.

h.	Impairment of long-lived assets
      The carrying value of intangible assets and long-lived assets are periodically reviewed by the Company and impairments are recognized whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the assets exceeds its recoverable amount, which is the higher of an asset’s net selling price and its value in use.

TMM MULTIMODAL, S. A. DE C. V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the purpose of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable discounted cash flows.

i.	Leases
      Leases of property, machinery and equipment, where the Company has substantially all the risks and rewards of ownership, are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased property and the present value of the minimum lease payments. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.
      Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases are charged to the income statement as they are made over the period of the lease.

j.	Minority interest
      Minority interest represents the interest of third parties in the subsidiaries of TMM Multimodal.

k.	Non-current assets held for sale
      Non-current assets are classified as assets held for sale and stated at the lower of carrying amount and fair value less costs to sell if their carrying amount is recovered principally through a sale transaction rather than through a continuing use.
      TMM Multimodal early adopted IFRS 5 from 1 January 2003 prospectively in accordance with the standard’s provisions. The early adoption of IFRS 5 has resulted in a charge in the accounting policy for non-current assets held for sale. The non-current assets held for sale were previously neither classified nor presented as current assets or liabilities. There was no difference in measurement for non-current assets held for sale or for continuing use.
      The application of IFRS 5 does not impact on the prior-year financial statements other than a change in the presentation of the results and cash flows of discontinued operations.

l.	Use of estimates
      The preparation of the consolidated financial statements requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

m.	Share capital
      Ordinary shares are classified as equity. TMM Multimodal does not have other equity instruments besides the 2,753,785 of common stock.
      Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options, or for the acquisition of a business, are included in the cost of acquisition as part of the purchase consideration.

TMM MULTIMODAL, S. A. DE C. V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

n.	New accounting pronouncements
      In December 2003, the International Accounting Standards Board (IASB) issued the revised version of fifteen standards, as a result of the Improvements Project. The revised IASs are:

IAS 1 Presentation of Financial Statements
IAS 2 Inventories
IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors
IAS 10 Events after the Balance Sheet date
IAS 16 Property, Plant and Equipment
IAS 17 Leases
IAS 21 The Effects of Changes in Foreign Exchange Rates
IAS 24 Related Party Disclosures
IAS 27 Consolidated and Separate Financial Statements
IAS 28 Investments in Associates
IAS 31 Interests in Joint Ventures
IAS 32 Financial Instruments: Disclosure and Presentation
IAS 33 Earnings per Share
IAS 39 Financial Instruments: Recognition and Measurement
IAS 40 Investment Property
      In February 2004, the International Accounting Board (IASB) issued IFRS 2, Share-based payments.
      In March 2004, the IASB issued IFRS 3, Business Combinations; Amendments to IAS 36 Impairment of Assets; Amendments to IAS 38 Intangible Assets and IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.
      With the exception of IFRS 3, the revised and new standards are effective for accounting periods commencing on or after 1 January 2005 with earlier application encouraged. IFRS 3 applies to the accounting for business combinations for which the agreement date is on or after 31 March 2004. There were no business combinations in 2004.
NOTE 4 — BALANCES AND TRANSACTIONS WITH RELATED PARTIES:

	December 31,

	2003	2004

Accounts receivable:
Grupo TMM	$329	$409
Operadora de Apoyo Logístico, S. A. de C. V		26

	$329	$435

Accounts payable:
Grupo TMM(a)		$69,000

(a)	TMM Multimodal and Grupo TMM entered into a management services agreement pursuant to which Grupo TMM provided certain consulting and management services to the Company as well as incurred certain third party fees and expenses in connection with the Acquisition Agreement with KCS.

TMM MULTIMODAL, S. A. DE C. V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
NOTE 5 — TAXES RECOVERABLE:

	December 31,

	2003	2004

Value added tax — Net	$3	$9,000
Income tax	46
Others	255	227

	$304	$9,227

NOTE 6 — ACCOUNTS PAYABLE AND ACCRUED EXPENSES:

	December 31,

	2003	2004

General expenses	$257	$259
Taxes payable	122	123
Other	13	17

	$392	$399

NOTE 7 — STOCKHOLDERS’ EQUITY:
      As of December 31, 2004, the capital stock of the Company is integrated in its fixed portion by 50 Series “A” Class I ordinary shares, nominative and without expression of nominal value each one and in its variable portion by 2,661,208 shares of the Series “A” Class II ordinary nominative and without expression of nominal value each one and 92,527 shares of the Series N-1 Class II, and as of December 31, 2003 are integrated as follows:

Stockholders	Fixed	Variable	% of Total

TMM Holdings, S. A. de C. V	49	2,661,208	97
EMD Holding Corporation		92,527	3
Inmobiliaria TMM, S. A. de C. V	1

	50	2,753,735	100

      The Government retained a 20% interest in TFM’s shares and has reserved the right to sell such shares by October 31, 2003 in a public offering. Otherwise Grupo TFM may purchase the Government’s equity interest in TFM a purchase price equal to the per share price initially paid by Grupo TFM, indexed based on Mexican inflation. If Grupo TFM does not purchase the Government’s TFM interest, the Government may require Grupo TMM and KCS to purchase the TFM shares at the price discussed above (See Note 9).
      Dividends paid are not subject to income tax if paid from the Net Tax Profit Account and will be taxed at a rate that fluctuates between 4.62% and 7.69% if they arise from the Reinvested Net Tax Profit Account, dividends paid in excess of this account are subject to a tax equivalent to 42.85%, 40.84% or 38.91%, depending on whether paid in 2005, 2006 or 2007, respectively. The tax is payable by the Company and may be credited against its income tax in the same year or the following two years. Dividends paid from previously taxed profits are not subject to tax withholding or additional tax payment.
      In the event of a capital reduction, any excess of stockholders’ equity over capital contributions, the latter restated in accordance with the provisions of the Income Tax Law, is accorded the same treatment as dividends.

TMM MULTIMODAL, S. A. DE C. V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      At Ordinary Stockholders’ Meetings held on January 18, 2002 and January 1, 2003, the stockholders agreed to declare dividends in cash amounting to $20,000 and $11,500, respectively. Dividends paid to EMD Holding Corporation generated income tax since they did not come from the Net Tax Profit Account. On the other hand, income tax due from dividends declared to TMM Holdings were transferred to Grupo TMM due that the Company consolidates its results for income tax purposes
NOTE 8 — INCOME TAX, ASSET TAX AND TAX LOSS CARRYFORWARDS:

Income tax
      TMM Multimodal and its subsidiaries compute income tax on an individual basis. However, TMM Multimodal and its subsidiaries report tax results to Grupo TMM from its holding interest in each subsidiary to determine Grupo TMM’s consolidated tax result.
      TMM Multimodal and its subsidiaries had combined loss for tax purposes of $61,634 for the year ended December 31, 2004. The difference between tax loss and book loss is due principally to the inflation gain or loss recognized for tax purposes, the difference between book and tax depreciation and amortization, non-deductible expenses and temporary differences for certain items that are reported in different periods for financial reporting and income tax purposes.
      The expense for income tax charged to income was as follows:

	Year Ended December 31,

	2002	2003	2004

Current income tax		$(22)
Deferred income tax	$(61)	(79)	$(7)

Net income tax provision	$(61)	$(101)	$(7)

      Reconciliation of the income tax expense based on the statutory income tax rate to recorded income tax expense was as follows:

	Year Ended December 31,

	2002	2003	2004

Income before income tax	$14	$30	$9

Income tax at 35% in 2002, 34% in 2003 and 33% in 2004	$(5)	$(10)	$(3)
Decrease resulting from:
Effects of inflation, indexation and other	(56)	(91)	(4)

Net deferred income tax expense	$(61)	$(101)	$(7)

      According to the amendments to the Mexican Income Tax Law in 2004, the income tax rate will decrease one percent per year from 30% starting in 2005 up to 28% in 2007.

Asset tax
      The Asset Tax Law establishes a tax of 1.8% on the average of assets, less certain liabilities, which is payable when it exceeds the income tax due. There was no asset tax due in 2003 and 2004.

TMM MULTIMODAL, S. A. DE C. V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Tax loss carryforwards
      At December 31, 2004 TMM Multimodal and its subsidiaries had combined tax loss carryforwards, which under the Mexican Income Tax Law are inflation-indexed through the date of utilization as follows:

	Inflation-indexed
Year in Which	Amounts as of	Year of
Loss Arose	December 31, 2004	Expiration

1997	$373	2007
1998	6	2008
1999	8	2009
2001	995	2011
2002	3,378	2012
2004	61,634	2014

	$66,394

NOTE 9 — CONTINGENCIES:

1)	TFM Value Added Tax Lawsuit & Mexican Government Put
      Under the terms of the AAA (See Note 2), KCS will have the right to control the settlement of the long-standing VAT Claim between TFM and the Mexican Government, as well as the negotiations related to the Put Option of the 20% shares of TFM held by the Mexican Government (the “Put Option”). This Put Option is the result of the agreements under which the Mexican government retained a 20% interest in TFM in connection with the privatization of TFM in 1997, and pursuant to the original agreements relating to the concession, the Mexican government may require that Grupo TMM and KCS, either jointly or individually, purchase the Mexican government’s interest at a predetermined price.
      No later than 180 days after the successful resolution of the current proceedings related to the Put and the VAT claim with the Mexican Government, KCS will pay to Grupo TMM the VAT Contingency payment of $110 million as follows: i) $35 million in cash, ii) $35 million in shares of KCS Common Stock, and iii) $40 million that will be deposited into an escrow account as collateral for certain tax indemnities. The shares of Common Stock will be valued at the volume-weighted average closing price (“VWAP”) of the Common Stock for the 20 trading days immediately preceding the later of closing or the announcement of the VAT/Put Settlement Date.
      Pursuant to the AAA, the Company and KCS entered into a Put Assumption Agreement dated December 15, 2004 which, conditional upon the closing of the sale of Grupo TFM which was approved by KCS’s shareholders on March 29, 2005, KCS assumed the Mexican government Put obligation.
      Grupo TMM and KCS have jointly prepared a proposal for settlement of the pending VAT Claim and the Put and have submitted the proposal to the Mexican Government for review. The proposal contemplates, in general terms, that Grupo TFM acquires the shares of TFM subject to the Put on a basis that effectively offsets the VAT Claim with the Put obligation.

2)	Disputes between Grupo TMM and KCS
      On April 20, 2003, Grupo TMM entered into the Acquisition Agreement (“AA”) with KCS, which then owned a 49% voting interest in Grupo TFM. Under the terms of the AA, Grupo was to sell its entire interest in Grupo TFM, which owns 80% of TFM and through which its railroad operations are conducted. Under the agreement, KCS was to acquire Grupo TMM’s interest in Grupo TFM in exchange for $200 million in cash and 18 million shares of common stock of KCS’s successor corporation. In addition, Grupo TMM was to have

TMM MULTIMODAL, S. A. DE C. V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
the right to receive an additional earnout payment of up to $175 million in cash ($180 million if KCS elected to defer a portion of the payment) in the event that the pending VAT claim against the Government by TFM was successfully resolved prior to the execution by the Government of its “put” rights in certain shares of TFM, and the amount of VAT Proceeds received was greater than the purchase price of the “put” shares held by the Government. Completion of the TFM sale was subject to approval by i) holders of Grupo TMM’s 2003 and 2006 notes, ii) the shareholders of KCS and iii) the shareholders of Grupo TMM, together with receipt of certain governmental approvals in the United States and Mexico and other customary conditions.
      On August 18, 2003, Grupo TMM’s shareholders voted to reject the AA in light of certain actions on the part of KCS subsequent to the execution of the AA. In addition, Grupo’s Board of Directors, assuming their responsibility with respect to the shareholders vote, met on August 22, 2003 and voted to terminate the AA.
      KCS disputed Grupo TMM’s rights to terminate the AA and alleged certain breaches by Grupo TMM of the AA. Under the terms of the AA, the parties submitted these disputes to binding arbitration.
      In March 2004, the three-member panel in the arbitration proceeding between KCS and Grupo TMM concluded, in an interim award, that the rejection of the AA by Grupo TMM’s shareholders in its vote on August 18, 2003, did not authorize Grupo TMM to terminate the AA. Accordingly, the three-member panel indicated the AA would remain in force and binding on the parties until otherwise terminated according to its terms or by law. In reaching the conclusion, the panel found it unnecessary to determine whether approval by Grupo TMM’s shareholders was a “condition” of the AA.
      KCS and certain of its affiliates initiated judicial proceedings in Mexico against the Company and certain of its subsidiaries, Grupo TFM, TFM and several individuals, seeking the nullification of several board meetings that took place during 2003 and 2004. KCS and certain of its affiliates also initiated proceedings against the Company and certain of its subsidiaries, including Grupo TFM, as well as other financial institutions that participated in the Company’s receivables securitization program, seeking the court’s declaration of the nullity of the Option Agreement entered into by TMM Multimodal and The Bank of New York, as trustee of the securitization trust. Investors in such program were named in the lawsuit but were never served.
      As a consequence of the execution of the AAA on December 15, 2004 (See Note 10), the lawsuits described above were suspended; and following the favorable vote of KCS shareholders on March 29, 2005 which resulted in the closing of the sale of Grupo TFM to KCS, the plaintiffs have filed dismissal motion in respect of all defendants under all of the above claims.

3)	The GM Put Option
      In October 2000, EMD, a subsidiary of General Motors (“GM”), invested $20 million in TMM Multimodal (representing an approximate 3.4% economic interest in TMM Multimodal). Under the terms of the Subscription and Stockholder Agreement relating to its investment in TMM Multimodal, i) EMD had the right to cause Grupo TMM to purchase, or, alternatively, to cause TMM Multimodal to redeem, all, but not less than all, of EMD’s shares in TMM Multimodal at a price equal to the original investment of $20 million, plus interest compounded annually from June 30, 2000, at the rate of 12% per annum, less certain distributions received by EMD in respect of its shares of TMM Multimodal, and ii) Grupo TMM had the right to cause EMD to sell all, but not less than all, of EMD’s shares in TMM Multimodal at a price equal to the original investment of $20 million, plus interest compounded annually from June 30, 2000, at the following annual rates (less certain distributions received by EMD in respect of its shares of TMM Multimodal):

•	From June 30, 2000 to June 30, 2003: 15% per annum

•	From July 1, 2003 to June 30, 2005: 16% per annum

•	From July 1, 2005 to June 30, 2007: 17% per annum

TMM MULTIMODAL, S. A. DE C. V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	From July 1, 2007 to June 30, 2010: 19% per annum

•	From July 1, 2010 onwards: 20% per annum
      On March 15, 2005 GM notified the Company of its intention to exercise its Put Option on April 4, 2005; and on such date, with the cash proceeds from the sale of its interest in Grupo TFM to KCS, Grupo TMM paid approximately $34.0 million to GM in exchange for the shares subject to the Put Option (See Note 10).
NOTE 10 — EVENTS AFTER BALANCE SHEET DATE:

Amended Acquisition Agreement (“AAA”) with Kansas City Southern
      On December 15, 2004 Grupo TMM and KCS announced that the companies had entered into an AAA whereby Grupo TMM would sell its 51% voting interest in Grupo TFM owned by TMM Multimodal, a subsidiary of Grupo TMM, to KCS for $200 million in cash, 18 million shares of KCS common stock, $47 million in a 5% promissory note payable in June 2007, and up to $110 million payable in a combination of cash, notes and KCS common stock upon successful resolution of the current proceedings related to the VAT claim and the Put with the Mexican Government. The $47 million promissory note is, and a portion of the $110 million contingent payment will be, subject to certain escrow arrangements to cover potential indemnification claims under the terms of the AAA.
      On January 11, 2005 Grupo TMM held a Shareholders’ Meeting where the shareholders of the Company unanimously approved the board of directors’ recommendation to sell its 51% voting interest in Grupo TFM to KCS.
      On March 29, 2005, KCS held a Shareholders Meeting and its shareholders approved the transaction as well as the issuance of additional shares to be delivered to Grupo TMM. As a result of this vote, precedent to the closing of the sale of Grupo TFM all of the conditions were met and the purchase price was delivered to Grupo TMM on April 1, 2005.
      On April 1, 2005, Grupo TMM received the purchase price of its interest in Grupo TFM to KCS. The consideration received by Grupo totaled approximately $600 million, which included $200 million in cash, $47 million in a 2-year, 5% KCS promissory note and 18 million shares of KCS common stock valued at such date at approximately $355 million. An additional amount of up to $110 million in a combination of cash, notes and stock will be paid by KCS upon completion of a settlement involving the VAT and Put lawsuits.

GM Put Option
      On March 15, 2005 GM notified the Company of its intention to exercise its Put Option on April 4, 2005; and on such date, with the cash proceeds from the sale of its interest in Grupo TFM to KCS, Grupo paid approximately $34 million to GM in exchange for the shares subject to the Put Option.
NOTE 11 — RECONCILIATION OF DIFFERENCES BETWEEN IFRS AND U.S. GAAP:
      The Company’s consolidated financial statements are prepared in accordance whith IFRS which differ in certain material respects from U.S. GAAP. The main differences between IFRS and U.S. GAAP, as they relate to the Company, are summarized in the following pages. An explanation is provided when considered necessary of the effects on the consolidated net income and on stockholders’ equity.

TMM MULTIMODAL, S. A. DE C. V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

a. Reconciliation of net loss:

		Year Ended December 31,

	Note d.	2002	2003	2004

Consolidated net loss under IFRS		$(15,738)	$(17,964)	$(57,196)
Deferred taxes	i.	121,738	84,379	(19,904)
Deferred employee’s statutory profit sharing	i.	25,792	11,528	6,556
Deferred charges	ii.	702	34	(323)
Depreciation of step-up in Mexrail	iii.	(459)	(612)	(357)
Dilution in sale of Mexrail	iii.	(8,111)		(17,224)
Valuation of put option	iv.		(6,779)	6,779
Effect of U.S. GAAP adjustments on minority interest	v.	(95,180)	(56,212)	19,650

Consolidated net income (loss) under U.S. GAAP		$28,744	$14,374	$(62,019)

b. Reconciliation of stockholders’ equity:

		December 31,

	Note d.	2003	2004

Stockholders’ equity under IFRS		$344,654	$287,458
Deferred income tax	i.	117,785	97,434
Deferred employees’ statutory profit sharing	i.	50,221	56,777
Deferred charges	ii.	(197)	(520)
Depreciation of step-up in Mexrail	iii.	(1,071)
Dilution in sale of Mexrail	iii.	6,036
Valuation of Put Option	iv.	(6,779)
Effect of U.S. GAAP adjustments on minority interest	v.	(98,510)	(91,029)

Stockholders’ equity under U.S. GAAP		$412,139	$350,120

c. Analysis of changes in stockholders’ equity under U.S. GAAP:

	December 31,

	2003	2004

Balance at beginning of the year	$409,265	$412,139
Dividends declared	(11,500)
Net income	14,374	(62,019)

Balance at end of the year	$412,139	$350,120

d. Significant differences between IFRS and U.S. GAAP:

i. Deferred income tax and employees’ statutory profit sharing
      The deferred income tax was calculated in accordance with IAS-12 (revised) which requires the recording of deferred taxes for fixed assets and concession, including the effects of indexing for tax purposes.

TMM MULTIMODAL, S. A. DE C. V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      U.S. GAAP prohibits recognition of deferred tax assets or liabilities for differences related to assets and liabilities that are remeasured from the local currency into the functional currency using historical exchange rates and that result from changes in exchange rates or the indexation for tax purposes.
      In Mexico, companies are obligated to pay their employees a portion of the net income as defined by specific regulations. For U.S. GAAP purposes, deferred profit sharing liabilities or assets would be recorded for temporary differences that may arise in the determination of the current liability based on the statutory rate of 10%. These temporary differences are similar to those that exist for deferred income tax purposes. IFRS do not require the establishment of assets or liabilities for these differences.
      The differences in the net deferred income tax and employees’ statutory profit sharing assets determined under U.S. GAAP and IFRS at December 31, 2003 and 2004 are summarized below:

	Deferred Income Tax Assets		Deferred Profit Sharing Assets

	2003	2004	2003	2004

Amounts recorded under IFRS	$78,845	$100,870	$—	$—
Amount determined under U.S. GAAP	196,630	198,304	50,221	56,777

Net difference	$(117,785)	$(97,434)	$(50,221)	$(56,777)

      Under U.S. GAAP, employee profit sharing would be considered as operating expense.

ii. Deferred charges
      During 2004, the Company incurred certain legal expenses totaling $494 related to the First Amended and Restated Credit Agreement (“FARCA”). In addition during 2002 the Company incurred and capitalized certain legal expenses totaling $231 related with the $180,000 senior notes. Under U.S. GAAP, such legal fees should be expensed as incurred. The U.S. GAAP adjustments reflect the reversal on the amounts capitalized under IFRS. In addition, the U.S. GAAP adjustments reflect the reversal of the amortization recognized under IFRS which totaled $34 and $171 for the years ended December 31, 2003 and 2004, respectively.
      Additionally the U.S. GAAP reconciliation for the year ended December 31, 2002 reflects the final amortization of $933 for costs capitalized under IFRS in prior years.

iii. Dilution in the sale of Mexrail to TFM
      On February 27, 2002, the Company and KCS sold their respective interests in Mexrail to TFM for an aggregate purchase price of $64 million. Under U.S. GAAP, the portion of Mexrail purchased from KCS was accounted for as a purchase pursuant to SFAS No. 141 “Business Combinations” with partial fair value step-up (49%), for KCS’s investment being recognized for the assets and liabilities being acquired. Thus, the amount recorded was $20,557 and the corresponding deferred income tax (45%) for $9,249, were both allocated in fixed assets. During the years ended December 31, 2002, 2003 and 2004 the depreciation was $459, $612 and $357 respectively. The portion sold by the Company to TFM (51%) amounting to $21.4 million was accounted for on a historical carryover basis since both Mexrail and TFM are under the common control of the Company.
      In addition, as a result of the transaction described above, under IFRS, TMM Multimodal recognized a gain of $8,111 resulting from its equity dilution in Mexrail representing the amount “deemed sold”. Under U.S. GAAP, such a gain would not have reflected in the income statement, but would have affected stockholders’ equity due to the step-up described above for $14,147.

TMM MULTIMODAL, S. A. DE C. V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

iv. Valuation of Put Options
      As mentioned in Note 9, the Company has two put options: the Mexican Government Put and the GM Put Option (collectively the “Put Options”). Under IAS No. 39 “Financial Instruments: Recognition and Measurement”, the Put Options were deemed to qualify as derivatives, which need to be measured at fair value. The difference between the estimated fair market value and the strike price of the Put Options at December 31, 2003, was a positive adjustment of $6.8 million and negative adjustment of $13.5 million at December 31, 2004, which was recorded in the consolidated income statement for the year under IFRS. The difference between the estimated fair market value and the strike price of the Put Options at December 31, 2002 was not significant. Under US GAAP, the Put Options qualify as a derivative instrument under SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”. Nevertheless, the gain on the written Put Options in 2003 was not recognized, and an adjustment appears in the U.S. GAAP reconciliation. In 2004, the loss on the Put Options was recognized for both IFRS and US GAAP, therefore no stockholder’s equity adjustment is being made and the net income adjustment reflects the reversal of the adjustment recognized in 2003 for US GAAP purposes.

v. Effects of U.S. GAAP adjustments on minority interest
      Corresponds to the effect of U.S. GAAP adjustments on minority interest for non-wholly owned subsidiaries

vi. Effect of recently issued accounting standards as they relate to the Company
      In November 2004, the FASB issued SFAS No. 151, Inventory Costs. The statement amends Accounting Research Bulletin (ARB) No. 43, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. ARB No. 43 previously stated that these costs must be so abnormal as to require treatment as current-period charges. SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet this criterion. In addition, this statement requires that allocation of fixed production overhead to conversion costs be based on the normal capacity of the production facilities. The statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, with earlier application permitted for fiscal years beginning after the issue date of the statement. The adoption of SFAS No. 151 is not expected to have any significant impact on the Company’s current financial condition or results of operations.
      In December 2004, the FASB issued SFAS No. 153, Exchanges of Non-monetary Assets an Amendment of APB Opinion No. 29. APB Opinion No. 29, Accounting for Non-monetary Transactions, requires that exchanges of non-monetary assets be measured based on the fair value of assets exchanged. SFAS No. 153 amends opinion No. 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 is not expected to have any significant impact on the Company’s current financial condition or results of operations.
      In December 2004, the FASB revised its SFAS No. 123 (SFAS No. 123R), Accounting for Stock Based Compensation. SFAS 123R establishes standards for the accounting of transactions in which an entity exchanges its equity instruments for goods or services, particularly transactions in which an entity obtains employee services in share-based payment transactions. The revised statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is to be recognized over the period during which the employee is required to provide service in exchange for the award. Changes in fair value during the service period are to be recognized as compensation cost over that period. In addition, the revised statement amends SFAS No. 95,

TMM MULTIMODAL, S. A. DE C. V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Statement of Cash Flows, to require that excess tax benefits be reported as a financing cash flow rather than as a reduction of taxes paid. The provisions of the revised statement are effective for financial statements issued for the first interim or annual reporting period beginning after June 15, 2005, with early adoption encouraged. The adoption of SFAS 123R is not expected to have any material impact on the consolidated financial statements.
      In March 2004, the Emerging Issues Task Force (EITF) ratified EITF Issue No. 03-1 “The Meaning of Other-Than Temporary Impairment and its Applications to Certain Investments”. (EITF 03-1). The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments. EITF 03-1 provides a three-step process for determining whether investments, including debt securities, are other than temporarily impaired and requires additional disclosures in annual financial statements. The recognition and measurement guidance in Issue 03-1 should be applied to other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004. The Company does not expect the adoption of EITF 03-1 to have a material impact on its financial position or results of operations.
      In June 2004, the FASB issued Emerging Issues Task Force Issue No. 02-14 (“EITF 02-14”), “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock.” EITF 02-14 addresses whether the equity method of accounting applies when an investor does not have an investment in voting common stock of an investee but exercises significant influence through other means. EITF 02-14 states that an investor should only apply the equity method of accounting when it has investments in either common stock or in-substance common stock of a corporation, provided that the investor has the ability to exercise significant influence over the operating and financial policies of the investee. The accounting provisions of EITF 02-14 are effective for reporting periods beginning after September 15, 2004. We do not expect the adoption of EITF 02-14 to have a significant impact on our consolidated financial condition or results of operations.
      In November 2004, the EITF reached a final conclusion on Issue 04-8, Accounting Issues Related to Certain Features of Contingently Convertible Debt and the Effect of Diluted Earnings per Share. This issue addresses when the dilutive effect of contingently convertible debt with a market price trigger should be included in diluted earnings per share calculations. The EITF’s conclusion is that the market price trigger should be ignored and that these securities should be treated as convertible securities and included in diluted earnings per share regardless or whether the conversion contingencies have been met. EITF Issue No. 04-8 is effective for periods ending after December 15, 2004 and would be applied by retrospectively restating previously reported diluted earnings per share. The adoption of EITF Issue No. 04-8 did not have a material impact on our consolidated financial position, results of operations or cash flows.

TMM MULTIMODAL, S. A. DE C. V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

e. Condensed consolidated balance sheets and income statements
      The following condensed consolidated balance sheets and income statements reflect the effects of the principal differences between IFRS and U.S. GAAP:
Condensed consolidated balance sheets

	December 31,

	2003	2004

Cash and cash equivalents	$2	$3
Amounts due from related parties	329	435
Taxes recoverable	304	9,227
Non-current assets held for sale	2,336,815	2,212,142
Deferred income tax	7	—

Total assets	$2,337,457	$2,221,807

Amounts due for related parties		$69,000
Accounts payable and accrued expenses	$392	399
Liabilities directly related with non-current assets held for sale	1,169,349	1,054,549

Total liabilities	$1,169,741	$1,123,948

Minority interest	755,577	747,739

Capital stock	345,639	345,639
Premium on share subscription	8,387	8,387
Retained earnings (deficit)	58,113	(3,906)

Total stockholders’ equity	412,139	350,120

Total liabilities and stockholders’ equity	$2,337,457	$2,221,807

TMM MULTIMODAL, S. A. DE C. V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Condensed consolidated
Statements of Income

	Years Ended December 31,

	2002	2003	2004

Services revenues			$22
Costs and expenses	$18	$8	13

(Loss) income on services	(18)	(8)	9
Net financing cost	32	38

Income before income taxes and discontinued operations	14	30	9
Provision for income tax	(61)	(101)	(7)

Net (loss) income for continuing operations for the year	(47)	(71)	2
Net income (loss) for discontinued operations	28,791	14,445	(62,021)

Net income (loss) for the year	$28,744	$14,374	$(62,019)

Net (loss) income for continuing operations for the year per share	$(0.011)	$(0.017)	$—

Net income (loss) for discontinued operations for the year per share	$6.851	$3.437	$14.759

Net income (loss) for the year per share	$6.840	$3.420	$14.759

Weighted average shares outstanding (thousands)	4,202	4,202	4,202

SIGNATURES
      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, we certify that we meet all of the requirements for filing this annual report on Form 20-F and have duly caused this annual report to be signed on our behalf by the undersigned, thereunto duly authorized.

GRUPO TMM, S.A.

By:	/s/ Juan Fernandez Galeazzi

Juan Fernandez Galeazzi
Chief Financial Officer
Date: September 8, 2005