Form 20-F
period 2005-12-31
GRUPO TMM SA
filed 2006-06-30
CIK 1163560

SECURITIES AND EXCHANGE COMMISSION

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

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

56,963,137 Series A Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐     No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐     No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☑     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐     Accelerated filer ☑     Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.  Item 17 ☐     Item 18 ☑

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐     No ☑

Introduction

In this Annual Report, references to “$,” “US$,” “Dollars” or “dollars” are to United States Dollars and references to “Ps.,” “Pesos” or “pesos” are to Mexican Pesos. This Annual Report contains translations of certain Peso amounts into Dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Peso amounts actually represent such Dollar amounts or could be converted into Dollars at the rates indicated or at any other rate. In this Annual Report on Form 20-F except as otherwise provided, references to “we,” “us,” “our” and “Company,” mean Grupo TMM, S.A. and its consolidated subsidiaries, and “Grupo TMM” means “Grupo TMM, S.A.”

Presentation of Financial Information

Our financial statements are published in dollars and prepared in conformity with accounting principles established by International Financial Reporting Standards (“IFRS”), which differ in certain significant respects from U.S. generally accepted accounting principles, which we refer to as “U.S. GAAP.” We maintain our financial books and records in dollars. However, we keep our tax books and records in Pesos. See Note 27 to our Financial Statements for a description of the principal differences between IFRS and U.S. GAAP applicable to us and the reconciliation to U.S. GAAP of our shareholders’ equity and net income as of December 31, 2004 and 2005 and for each of the three years ended December 31, 2005. Sums presented in this Annual Report may not add precisely due to rounding.

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

The following factors, among others described in this Annual Report, could cause actual results to differ materially from such forward-looking statements:

•	Our ability to generate sufficient cash from operations to meet our obligations, including the ability of our subsidiaries to generate sufficient distributable cash flow and to distribute such cash flow in accordance with their existing agreements and applicable law;

•	Mexican, U.S. and global economic, political and social conditions;

•	The effect of the North American Free Trade Agreement (“NAFTA”) on the level of U.S.-Mexico trade;

•	Conditions affecting the international shipping and transportation markets;

•	Our ability to reduce corporate overhead costs;

•	The availability of capital to fund our expansion plans;

•	Our ability to utilize a portion of our current and future tax loss carryforwards (“Net Operating Losses” or “NOLs”);

•	Changes in fuel prices;

•	Changes in legal or regulatory requirements in Mexico or the U.S.;

•	The Company’s ability to collect the $47 million Indemnity Escrow Note (the “Indemnity Escrow Note”) from Kansas City Southern (“KCS”), an international rail operator that is publicly traded on the New York Stock Exchange, due 2007 and the $40 million VAT Escrow Note (the “VAT Escrow Note”) due 2010. The Indemnity Escrow Note and the VAT Escrow Note are subject to reduction pursuant to the terms listed in the Indemnity Escrow Agreement (the “Indemnity Escrow Agreement”) and the VAT Escrow Agreement (the “VAT Escrow Agreement”), respectively;

•	Market and interest rate fluctuations;

•	Competition in geographic and business areas in which we conduct our operations;

•	The adverse resolution of litigation and other contingencies; and

•	The ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to repay, restructure or refinance its indebtedness.

Readers are urged to read this entire Annual Report, including but not limited to the section entitled “Risk Factors,” and carefully consider the risks, uncertainties and other factors that affect our business. The information contained in this Annual Report is subject to change without notice, and we are not obligated to publicly update or revise forward-looking statements. Readers should review future reports filed by us with the U.S. Securities and Exchange Commission. We undertake no obligation to publicly update or revise any forward-looking statements included in this Annual Report, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulation.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Selected Financial Data

The following table sets forth our selected financial data. The financial information presented for the fiscal years ended December 31, 2003, 2004 and 2005 was derived from our audited consolidated Financial Statements contained elsewhere herein. The Financial Statements have been prepared in accordance with IFRS, which differ in certain significant respects from U.S. GAAP. See Note 27 to our Financial Statements for the years ended December 31, 2003, 2004 and 2005 for a description of the principal differences between IFRS and U.S. GAAP applicable to us, which also includes: (i) a reconciliation to U.S. GAAP of majority net income and majority shareholder’s equity and (ii) condensed consolidated balance sheets and income statements under U.S. GAAP and additional U.S. GAAP disclosures.

On May 13, 2003, we sold our 51% interest in TMM Puertos y Terminales, S. A. de C. V. (“TMMPyT”), included in our Ports and Terminals segment (which included our ports operations at Cozumel, Manzanillo, Veracruz and Progreso), for approximately $114 million in cash, subject to certain post-closing adjustments. On April 1, 2005, we finalized the sale of our interest in Grupo TFM to KCS, which comprised the remaining portion of our railroad operations segment. As consideration for the sale of our interest in Grupo TFM to KCS, Grupo TMM received $200 million in cash, $47 million, subject to certain adjustments specified below, in a 5% promissory note that will be paid to Grupo TMM in June 2007 and 18,000,000 shares of KCS common stock valued, as of April 1, 2005, at approximately $347 million. On December 9, 2005 the Company sold these shares for aggregate gross proceeds of $400.5 million, which the Company used on January 17, 2006 to prepay an aggregate principal amount of $331 million and interest of $16 million of our 2007 Notes. On September 13, 2005, Grupo TMM, KCS, Grupo TFM and TFM reached a settlement agreement with the Mexican Government in connection to the Grupo TFM’s VAT lawsuit and the Mexican Government’s Put Option (the “Put”). In accordance with the proposal jointly prepared and proposed by the Company and KCS in early 2005, Grupo TFM, acquired the 20 percent of shares issued by TFM subject to the Put held by the Mexican Government on a basis that effectively offsets the VAT claim and Put obligation, ending all litigation on these issues. On March 13, 2006, in accordance with the Amended Acquisition Agreement between TMM and KCS dated December 15, 2004, $110 million in a combination of $35 million in stock, a promissory note in the original principal amount of $40 million, and an additional $35 million in cash was paid by KCS to the Company (the “VAT Contingency Payment”). See Item 4. “Information on the Company — Disposition of Grupo TMM’s interest in Grupo TFM to KCS” below.

Under both IFRS and U.S. GAAP, the portions of our Ports and Terminals Operations and the Railroad operations that have been sold are presented as discontinued operations. See Note 2 and Note 27(xi) to our Financial Statements.

The following data should be read in conjunction with, and is qualified in its entirety by reference to, Item 5. “Operating and Financial Review and Prospects” and to our Financial Statements and the related Notes thereto included elsewhere herein.

GRUPO TMM, S.A. AND SUBSIDIARIES

SELECTED CONSOLIDATED FINANCIAL DATA

	Year Ended December 31,
	2005	2004	2003	2002	2001
	($ in millions, except per share data)

CONSOLIDATED INCOME STATEMENT DATA (IFRS)
Transportation revenues	$306.6	$251.0	$226.9	$236.5	$270.8
Income (Loss) on transportation(a)	5.1	3.4	(5.1)	(3.4)	0.4
Other (expense) Income — Net(b)	(1.0)	16.3	(58.7)	(3.5)	(8.9)
Operating Income (Loss)(c)	4.1	19.7	(63.8)	(6.9)	(8.5)
Interest Income	5.2	1.5	8.7	1.6	9.9
Interest Expense — Net(d)	94.7	86.9	65.3	63.8	55.7
Loss Before benefit (provision) for Income Taxes	(85.4)	(65.7)	(120.4)	(69.1)	(54.3)
Benefit (Provision) for Taxes	61.6	(43.7)	(6.2)	20.9	(10.5)
Net Loss for Continuing Operations for the Year	(23.8)	(109.4)	(126.6)	(48.1)	(64.8)
Net Income from discontinued operations(e)	199.3	9.5	41.9	5.0	77.9
Net Income (Loss) for the year	175.5	(99.9)	(84.7)	(43.2)	13.1
Attributable to Minority interest	4.2	2.7	2.0	(0.6)	4.2
Attributable to equity holders of the Grupo TMM, S. A	171.3	(102.6)	(86.7)	(42.6)	8.9
Loss per Share from continuing operations(f)	(0.419)	(1.920)	(2.222)	(0.846)	(3.466)
Earnings per Share from discontinued operations(e)(f)	3.500	0.166	0.736	0.087	4.168
Earnings (Loss) per Share(f)	3.080	(1.755)	(1.488)	(0.759)	0.700
Earnings (Loss) attributable to equity holders of the Grupo TMM, S. A. per Share(f)	3.007	(1.800)	(1.521)	(0.748)	0.477
Book value per share(g)	2.400	11.177	12.840	15.895	67.738
Weighted Average Shares Outstanding (000s)	56,963	56,963	56,963	56,963	18,694
U.S. GAAP:
Transportation revenues	$306.6	$251.0	$226.9	$236.5	$270.8
Income (Loss) on transportation(a)	6.9	4.4	(8.5)	1.1	4.0
Operating Income (Loss)(c)	7.0	23.7	(60.3)	4.1	(6.6)
Loss Before benefit (provision) for income taxes, minority interest and Discontinued operations	(77.7)	(71.4)	(123.3)	(53.3)	(50.4)
Net Loss for Continuing Operations for the Year	(8.3)	(114.2)	(153.7)	(57.8)	(42.5)
Net Income (Loss) from discontinued operation(e)	119.9	(1.6)	106.7	68.4	60.3
Net Income (Loss) for the year	111.6	(115.8)	(47.0)	10.6	17.9
Loss per share from continuing operations(f)	(0.146)	(2.005)	(2.698)	(1.014)	(2.271)
Earning (loss) per share from discontinued operations(e)(f)	2.105	(0.027)	1.872	1.201	3.225
Earning (Loss) per Share(f)	1.959	(2.032)	(0.826)	0.187	0.954

	Year Ended December 31,
	2005	2004	2003	2002	2001
	($ in millions, except per share data)

BALANCE SHEET DATA (at end of period) (IFRS):
Cash and cash equivalents	$52.9	$46.3	$65.1	$27.3	$28.8
Restricted cash	347.9	6.8	5.9	4.3	1.6
Non — Current Assets Classified as Held For Sale(h)	—	2,080.5	2,142.2	2,347.7	2,425.5
Total Current Assets	470.9	2,218.7	2,287.4	2,458.8	2,553.6
Property, machinery and equipment-Net	165.8	80.3	75.1	90.0	157.5
Concessions-Net	4.4	4.9	5.4	5.9	6.9
Total Assets	793.1	2,352.0	2,466.6	2,679.7	2,797.6
Liabilities directly related with non-current assets classified as held for sale(h)	—	1,054.6	1,139.2	1,167.4	907.8
Current portion of long term debt(i)	35.5	26.5	421.1	200.4	67.5
Long — Term Debt(i)	524.8	469.4	1.5	196.5	380.1
Capital stock	121.2	121.2	121.2	121.2	121.2
Shareholders’ Equity (Deficiency) attributable to equity holders of the Grupo TMM, S.A.	119.3	(49.4)	53.2	139.9	176.9
Minority equity interest in subsidiaries	17.4	686.0	678.2	765.5	1,089.4
Total Shareholders’ Equity	136.7	636.7	731.4	905.4	1,266.3
U.S. GAAP:
Non — Current Assets Classified as Held For Sale(h)	—	$2,234.2	$2,357.6	$2,473.8	$2,360.8
Total Assets	$806.4	2,538.4	2,679.5	2,800.2	2,717.6
Liabilities directly related with non-current assets classified as held for sale(h)	—	1,054.6	1,167.3	1,201.5	919.4
Current portion of long term debt	35.5	26.5	426.2	200.5	73.0
Long — Term Debt	547.1	511.7	1.5	202.3	380.1
Shareholders’ Equity (Deficiency)	109.9	(3.2)	112.6	159.7	129.4
Minority equity interest in subsidiaries	17.4	778.9	793.3	818.7	1,035.7
OTHER DATA (IFRS):
Incremental Capital Investments(j)	$145.1	$15.3	$9.4	$16.1	$38.8
Depreciation and Amortization	12.7	10.3	12.4	19.6	24.0

(a)	See “Results of Operations Income on Transportation” for further details.

(b)	Includes mainly: (i) in the year ended December 31, 2005: credits related to recoverable taxes, a gain from the sale of subsidiaries, provision for the management fee to SSA Mexico, Inc. (“SSA”) and adjustment to the goodwill recorded; (ii) in the year ended December 31, 2004: credits related to recoverable taxes and loss from the sale of fixed assets; (iii) in the year ended December 31, 2003: credits related to recoverable taxes, restructuring expenses, a loss on the sale of subsidiaries and a loss from the sale of fixed assets; (iv) in the year ended December 31, 2002: credits related to recoverable taxes offset with a provision for a management fee payable to Promotora Servia; (v) in the year ended December 31, 2001: acquisitions in fixed assets.

(c)	Includes the reclassification of income (expense) — net in accordance with IAS No. 1: “Presentation of Financial Statements”.

(d)	Interest expense, net of exchange gains and losses.

(e)	The results of discontinued operations represent the results of our Ports and Terminals operations that were sold in May 2003 and the results of our Railroad operations that were sold in April 2005. See “Item 5. Results of Operations — Discontinued Operations” and Note 2 and Note 27 to our Financial Statements.

(f)	Based on the weighted average of outstanding shares during each period, restated to reflect the reverse stock split, which occurred in October 2001, prior to the merger of TMM with and into Grupo TMM. As of

December 31, 2003, 2004 and 2005, the number of Series A Shares outstanding was 56,963,137. See Item 4. “Information on the Company — History and Development of the Company.

(g)	Book value per share: Results from dividing total shareholders’ equity by the outstanding shares at the end of each period.

(h)	See Note 2 to the Financial Statements “Non-current asset held for sale and discontinued operations” for further details.

(i)	Proceeds received as borrowings are net of transaction costs incurred in accordance with IAS No. 39: “Financial Instruments Recognition and Measurement”.

(j)	See Item 5. “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures and Divestitures” for further details.

GRUPO TMM AND SUBSIDIARIES

SELECTED CONSOLIDATED OPERATING DATA

	Year Ended December 31,
	2005	2004	2003	2002	2001
	($ in millions)

TRANSPORTATION REVENUES (IFRS)
Mexrail operations(a)	—	—	—	$13.3	$54.9
Ports and terminals operations(b)	$38.8	$26.6	$21.5	21.5	27.5
Maritime operations(c)	159.6	127.8	116.0	123.2	119.0
Logistics operations(d)	108.4	97.6	89.5	79.1	77.4
Intercompany revenues(e)	(0.2)	(1.0)	(0.1)	(0.6)	(8.0)

Total	$306.6	$251.0	$226.9	$236.5	$270.8

INCOME ON TRANSPORTATION (IFRS):(g)(h)
Mexrail operations	—	—	—	$0.1	$(1.9)
Ports and terminals operations	$1.2	$0.4	$0.4	1.6	4.2
Maritime operations(f)	22.2	14.7	8.0	8.7	9.0
Logistics operations	(0.9)	4.3	2.5	4.0	6.3
Shared corporate costs(g)	(17.4)	(16.0)	(16.0)	(17.8)	(17.2)

Total	$5.1	$3.4	$(5.1)	$(3.4)	$0.4

(a)	The Mexrail operations consist of The Texas Mexican Railway Company’s operations until March 2002,when Grupo TMM sold its controlling interest in Mexrail.

(b)	Ports and terminals operations consist of Acapulco, Tuxpan, Shipping Agencies and Colombian companies.

(c)	Maritime operations primarily consist of supply ships, product tankers, parcel tankers and tugboats.

(d)	Our Logistics operations consist of trucking and intermodal transport, container maintenance and repair and intermodal terminal operations.

(e)	Represents intercompany transactions between segments.

(f)	Includes a $0.6 million profit on the sale of vessels at December 31, 2002 and a $2.0 million gain on the sale of vessels in 2001.

(g)	Includes restructuring expenses: In 2005: $0.1 million in Maritime operations, $1.2 millions in Logistics operations, $0.3 millions in Ports and terminals operations and $0.4 million in shared corporate costs. In 2004: $0.2 million in Maritime operations and $0.6 million in shared corporate costs. In 2003: $1.3 million in Maritime operations, $0.1 million in Logistics operations and $1.8 million in shared corporate costs. In 2002:

$0.1 million in Maritime operations, $0.2 million in Logistics operations and $0.6 million in shared corporate costs.

(h)	Includes allocated administrative costs: In 2005: $4.0 million in Ports and terminals operations, $4.4 million in Maritime operations, $5.9 million in Logistics operations and $17.4 million in shared corporate costs. In 2004: $3.5 million in Ports and terminals operations, $4.5 million in Maritime operations, $5.4 million in Logistics operations and $15.9 million in shared corporate costs. In 2003: $3.1 million in Ports and terminals operations, $9.0 million in Maritime operations, $4.6 million in Logistics operations and $16.3 million in shared corporate costs. In 2002: $2.4 million in Ports and terminals operations, $10.2 million in Maritime operations, $5.9 million in Logistics operations, $1.1 million in The Tex-Mex Railway and $17.9 million in shared corporate costs. In 2001: $3.7 million in Ports and terminals operations, $9.8 million in Maritime operations, $7.8 million in Logistics operations, $3.1 million in the Tex-Mex Railway and $17.3 million in shared corporate costs. In 2000: $7.8 million in Ports and terminals operations, $8.5 million in Maritime operations, $7.9 million in Logistics operations, $3.8 million in The Tex-Mex Railway and $20.4 million in shared corporate costs.

Average Shares Outstanding

Income per share is calculated based on the average number of shares outstanding in each relevant year. The average number of common shares outstanding as of December 31, 2001 was 18,693,635, and as of December 31, 2002, 2003, 2004 and 2005 was 56,963,137 under IFRS.

Dividends

At shareholders’ meetings, shareholders have the ability, at their discretion, to approve dividends from time to time. At the ordinary shareholders’ meeting held on April 24, 1997, the shareholders of our predecessor, Transportación Marítima Mexicana, S.A. de C.V., declared, but have not yet paid, a dividend equivalent to $0.17 per share, subject to our outstanding debt obligations and availability of funds. At the shareholders’ meeting where such dividend was declared, the shareholders delegated to the Board of Directors the authority to determine when the dividend may be paid. No other dividend has been declared since 1997.

Exchange Rates

We maintain our financial records in Dollars. However, we keep our tax records in Pesos. We record in our financial records the Dollar equivalent of the actual Peso charges for taxes at the time incurred using the prevailing exchange rate. In 2005, approximately 53.1% of our net consolidated revenues and 40.6% of our operating costs and expenses were generated or incurred in Dollars. Most of the remainder of our net consolidated revenues and operating expenses were denominated in Pesos.

The following table sets forth the high, low, average and period-end noon buying rates for Pesos reported by the Federal Reserve Bank of New York (the “Noon Buying Rate”) expressed as Pesos per U.S. dollar concerning Pesos/ U.S. dollar exchange rates for the periods indicated below.

	Exchange Rates
				End of
Year Ended December 31,	High(1)	Low(1)	Average(2)	Year(3)

2001	9.98	8.94	9.34	9.17
2002	10.44	9.00	9.67	10.44
2003	11.40	10.11	10.79	11.24
2004	11.63	10.82	11.29	11.15
2005	11.40	10.41	10.89	10.63

	Exchange Rates
				End of
Monthly,	High(4)	Low(4)	Average(5)	Month(6)

Year 2005
December	10.78	10.41	10.63	10.63
Year 2006
January	10.65	10.44	10.55	10.44
February	10.53	10.43	10.48	10.46
March	10.96	10.47	10.75	10.89
April	11.16	10.85	11.05	11.09
May	11.30	10.84	11.09	11.29
June(7)	11.46	11.28	11.40	11.42

(1)	The highest and lowest of the Noon Buying Rates for the Peso per U.S. dollar reported by Banco de Mexico on the last business day of each month during the relevant year.

(2)	The average of the Noon Buying Rates on the last day of each month during the relevant year.

(3)	The Noon Buying Rates on the last day of each relevant year.

(4)	The highest and lowest of the Noon Buying Rates of each day in the relevant month.

(5)	The average of the Noon Buying Rates of each day in the relevant month.

(6)	The Noon Buying Rates on the last day of each relevant month.

(7)	Through June 27, 2006.

On June 27, 2006, the Noon Buying Rate was Ps. 11.4180 = $1.00 (equivalent to Ps. 1.00 = $0.088).

Risk Factors

Risks Relating to our Indebtedness

Our substantial indebtedness could adversely affect our financial condition and impair our ability to operate our business, and pay interest of and principal on our indebtedness

At December 31, 2005, Grupo TMM’s total debt amounted to $582.7 million, not including previously paid discounts and debt issuance costs of $22.4 million, and including $35.5 million of short-term debt, which includes $2.0 million of interest, and $546.2 million of long-term debt. On January 17, 2006, the Company repurchased $331 million aggregate principal amount and $16 million of accrued and unpaid interest on our 2007 Notes. At March 31, 2006, we had $300.0 million total indebtedness, not including previously paid discounts and debt issuance costs of $5.2 million, and including $25.7 million of short-term debt, which includes $3.4 million of interest, and $271.1 million of long-term debt.

We are a highly leveraged company and this level of indebtedness could have important consequences, including the following:

•	limiting cash flow available for capital expenditures, acquisitions, working capital and other general corporate purposes because a substantial portion of our cash flow from operations must be dedicated to servicing debt;

•	increasing our vulnerability to a downturn in economic or industry conditions;

•	exposing us to risks inherent in interest rate fluctuations because future borrowings may be at interest rates that are higher than current rates, which could result in higher interest expenses;

•	limiting our flexibility in planning for, or reacting to, competitive and other changes in our business;

•	placing us at a competitive disadvantage compared to our competitors that have less debt and greater operating and financing flexibility than we do;

•	limiting our ability to engage in activities that may be in our long term best interest as a result of restrictive covenants contained in the Indenture governing the 2007 Notes; and

•	limiting our ability to borrow additional money to fund our working capital and capital expenditures or to refinance our existing indebtedness, or to enable us to fund the acquisitions contemplated in our business plan.

Our ability to service our indebtedness will depend upon future operating performance, including the ability to increase revenues significantly and control expenses. Future operating performance depends upon various factors, including prevailing economic, financial, competitive, legislative, regulatory, business and other factors that are beyond our control.

If we cannot generate sufficient cash flow from operations to service our indebtedness we may default under the Indenture. If we default under the Indenture, the trustee could then foreclose against any collateral securing the payment of 2007 Notes. Substantially all of our assets have been pledged to secure our obligations under the Indenture.

Grupo TMM is primarily a holding company and depends upon funds received from its operating subsidiaries to make payments on its indebtedness

Grupo TMM is primarily a holding company and conducts the majority of its operations, and holds a substantial portion of its operating assets, through numerous direct and indirect subsidiaries. As a result, Grupo TMM relies on income from dividends and fees related to administrative services provided to its operating subsidiaries for its operating income, including the funds necessary to service its indebtedness. In addition, we have pledged the stock of certain of our subsidiaries to secure the repayment of the 2007 Notes.

Under Mexican law, profits of Grupo TMM’s subsidiaries may only be distributed upon approval by such subsidiaries’ shareholders, and no profits may be distributed by its subsidiaries to Grupo TMM until all losses incurred in prior fiscal years have been offset against any sub-account of Grupo TMM’s capital or net worth account. In addition, at least 5% of profits must be separated to create a reserve (fondo de reserva) until such reserve is equal to 20% of the aggregate value of such subsidiary’s capital stock (as calculated based on the actual nominal subscription price received by such subsidiary for all issued shares that are outstanding at the time).

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

Restrictive covenants in our financing agreements may restrict our ability to pursue our business strategies

The indenture governing our 2007 Notes and agreements for our ship financings contain a number of restrictive covenants and any additional financing arrangements we enter into may contain additional restrictive covenants. These covenants restrict or prohibit many actions, including our ability, or that of our subsidiaries, to, among others:

•	incur additional indebtedness;

•	create or suffer to exist liens;

•	make prepayments of particular indebtedness;

•	pay dividends;

•	make investments;

•	engage in transactions with shareholders and affiliates;

•	use assets as security in other transactions;

•	issue guarantees;

•	create any unrestricted subsidiary;

•	sell assets; and

•	engage in certain mergers and consolidations or in sale-leaseback transactions.

If we fail to comply with these and other restrictive covenants, our obligation to repay our indebtedness may be accelerated. If we cannot pay the amounts due on the 2007 Notes, the trustee under the indenture could foreclose on substantially all our assets, which have been pledged to secure obligations under the 2007 Notes.

We may be unable to successfully complete our plan of restructuring our debt

We plan to restructure our debt to extend the maturity dates of the debt. In addition, we may also reduce our debt from cash generated by our subsidiaries or from the proceeds from the sale of assets. If we are unable to successfully complete this plan of restructuring, we will continue to incur significant levels of debt service expense and have to pay our debt as it becomes due.

We have to service our dollar denominated debt with revenues generated in pesos or other currencies, as we do not generate sufficient revenue in dollars from our operations to service all our dollar denominated debt. This could adversely affect our ability to service our debt in the event of a devaluation or depreciation in the value of the peso, or any of the other currencies of the countries in which we operate

A substantial portion of our debt is denominated in Dollars. As of March 31, 2006, approximately 99.3% of our debt was denominated in Dollars. This debt, however, must be serviced by funds generated by our subsidiaries. As of the date of this Annual Report, we do not generate sufficient revenue in Dollars from our operations to service all our Dollar denominated debt. Consequently, we have to use revenues generated in Pesos or other currencies to service our Dollar denominated debt. A devaluation or depreciation in the value of the Peso or any of the other currencies of the countries in which we operate, compared to the Dollar, could adversely affect our ability to service our debt. In 2005, a significant portion of our revenues were generated in the United States. During 2005, the Pesos appreciated approximately 5% against the Dollar.

Fluctuations in the Peso-dollar exchange rate could lead to shifts in the types and volumes of Mexican imports and exports, negatively impacting results on some of our businesses. Although a decrease in the level of exports may be offset by a subsequent increase in imports, any offsetting increase might not occur on a timely basis, if at all. Future developments in U.S.-Mexican trade beyond our control may result in a reduction of freight volumes or in an unfavorable shift in the mix of products and commodities we carry.

Risks Relating to our Business

Uncertainties relating to our financial condition in our recent past and other factors raised substantial doubt about our ability to continue as a going concern and could have resulted in our dissolution under Mexican Corporate Law

In their report for the two-year period ended December 31, 2003 and December 31, 2004, our independent auditors expressed substantial doubt about our ability to continue as a “going concern.” The report observes that in 2004 and 2003 (i) the Company incurred net losses of $102,547 and $86,662, respectively, and (ii) the Company had an accumulated deficit of $170,517 and $67,970, respectively. Although Grupo TMM reduced its financial expense in a material way in 2005, it continued to experience net operating losses. Our ability to continue as a going concern is subject to our ability to generate profits and/or obtain necessary funding from outside sources. In addition, at December 31, 2004, our substantial accumulated losses were in excess of two-thirds of our capital stock. Under Mexican law, when a company has accumulated losses in excess of two-thirds of its capital stock, any third party with legal interest may request the corresponding judicial authorities to declare the dissolution of the company.

We have had a history of net losses. If we are unable to maintain profitability and generate positive cash flow, we may not be able to continue operations

For the year ended December 31, 2005, although our net income was $175.5 million, during the year ended December 31, 2004, we incurred a net loss of $99.9 million , and during the year ended December 31, 2003, we incurred a net loss of $84.6 million.

If our time charter arrangements are terminated or expire, our business could be adversely affected

As of December 31, 2005, we had three product tanker vessels on time-charter to PEMEX Refinación (“PER”), and fifteen offshore supply vessels on time charter to Pemex Exploración y Producción (“PEP”). PER and PEP are subsidiaries of Petroleos Mexicanos, the national oil company of Mexico (“PEMEX”). In addition, in 2005 we entered into two product tankers and eight offshore supply vessel chartering agreements with private operators with time periods ranging from one to five years. In the event that our time-charter arrangements are terminated or expire without being renewed, we will be required to seek new time-charter arrangements for these vessels. We cannot be sure that time-charters will be available for the vessels following termination or expiration or that time-charter rates in effect at the time of such termination or expiration will be comparable to those in effect under the existing time-charters or in the present market. In the event that time-charters are not available on terms acceptable to us, we may employ those vessels in the spot market. Because charter rates in the spot market are subject to greater fluctuation than time-charter rates, any failure to maintain existing, or enter into comparable, charter arrangements could adversely affect our operating results.

Our results from operations are dependent on fuel expenses

Our operations consume significant amounts of energy and fuel, the cost of which has significantly increased worldwide in recent years. We currently meet, and expect to continue to meet, our fuel requirements almost exclusively through purchases at market prices from PEMEX, a government-owned entity exclusively responsible for the distribution and sale of diesel fuel, maritime diesel oil and bunker fuel in Mexico. If we are unable to acquire diesel fuel from PEMEX on acceptable terms, our operations could be adversely affected. In addition, instability caused by imbalances in the worldwide supply and demand of oil may result in continuing increases in fuel prices and availability. Our fuel expense represents a significant portion of our operating expenses, and there may be increases in the price of diesel fuel that cannot be hedged or transferred to the final user of our transportation services. We cannot assure you that our operations would not be materially adversely affected in the future if prevailing conditions remain for a long period of time or if energy and fuel costs continue to increase.

Downturns in the U.S. economy or in trade between the United States and Mexico would likely have adverse effects on our business and results of operations

The level and timing of our business activity is heavily dependent upon the level of U.S.-Mexican trade and the effects of NAFTA on such trade. Downturns in the U.S. or Mexican economy or in trade between the United States and Mexico would likely have adverse effects on our business and results of operations. Our business of logistics and transportation of products traded between Mexico and the United States depends on the U.S. and Mexican markets for these products, the relative position of Mexico and the United States in these markets at any given time and tariffs or other barriers to trade. Our revenues were affected by the downturn in the U.S. economy in 2003. However, the U.S. economy started to reflect a recovery in the third quarter of 2003, and showed signs of continued improvement in 2004. In 2005, both U.S. and Mexican economies maintained their improvements achieved during 2004, growing at moderate rates. Any future downturn in the U.S. economy could have a material adverse effect on our results of operations and our ability to meet our debt service obligations as described above.

We may be unable to successfully expand our business

Future growth of our businesses will depend on a number of factors, including:

•	the continued identification, evaluation and participation in niche markets;

•	the identification of joint venture opportunities or acquisition candidates;

•	our ability to enter into acquisitions or joint ventures on favorable terms;

•	our ability to finance any expansion of our business;

•	our ability to hire and train qualified personnel, and to maintain our existing managerial base;

•	the successful integration of any acquired businesses with our existing operations; and

•	our ability to manage expansion effectively and to obtain required financing.

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

Significant competition could adversely affect our future financial performance

Certain of our business segments face significant competition, which could have a material adverse effect on our results of operations. Our international parcel transportation services, our coastwise product tanker business, and our supply ship services rendered in the Gulf of Mexico have faced significant competition, mainly from U.S. and other international shipping companies acting directly or through a Mexican intermediary. In our inland operations division, our trucking transport and automotive logistics services have faced intense competition, including price competition, from a large number of Mexican, U.S. and international trucking lines and logistics companies. We cannot assure you that we will not lose business in the future due to our inability to respond to competitive pressures by decreasing our prices without adversely affecting our gross margins and operational results.

Mexican law impacts the competitive forces in our Maritime Operations

Article 34 of the Mexican Navigation Law (“Ley de Navegación”), enacted in January 1994, and amended in May 2000, establishes that cabotage services (movement of ships and cargo between Mexican ports or within Mexican ports and waters) are reserved for Mexican individuals dedicated to shipping or Mexican shipping companies, with Mexican-flagged vessels in Mexico. Additionally, Article 10 of the Mexican Navigation Law states that only Mexican individuals or Mexican companies are able to obtain the Mexican flag. As a result, the market share of offshore vessels in Mexico with Mexican flags has significantly increased in the past few years. In 2000, out of 185 vessels, 33% were Mexican-flagged while in 2005, out of 329 vessels, 69% were Mexican-flagged. In addition to the afore-said, on June 1, 2006 a new Mexican Navigation Law (“Ley de Navegación y Comercio Marítimos”) was published in the Mexico’s Official Gazette, which will become effective 30 (thirty) days thereafter. Once it comes into effect it will abrogate the current Mexican Navigation Law (“Ley de Navegación”). This new law will: (i) strengthen the reservation of cabotage services for Mexican individuals dedicated to shipping or Mexican shipping companies; (ii) establish mechanisms and procedures for the resolution of maritime controversies or disputes and (iii) in general terms be more protective of the Mexican shipping industry. Nevertheless, there can be no assurance that the percentage of Mexican-flagged vessels will continue to increase in the future. If the new legislation does not have the effect of supporting Mexican-flagged vessels in the maritime industry in Mexico or if the law changes to permit more non-Mexican-flagged vessels in Mexico, then we would face significant competition in our Maritime operations in Mexico and our results of operation may be adversely affected.

Downturns in certain cyclical industries in which our customers operate could have adverse effects on our results of operations

The shipping, transportation and logistics industries are highly cyclical, generally tracking the cycles of the world economy. Although transportation markets are affected by general economic conditions, there are numerous specific factors within each particular market segment that may influence operating results. Some of our customers do business in industries that are highly cyclical, including the oil and gas, automotive and agricultural sectors. Any downturn in these sectors could have a material adverse effect on our operating results. For example, during the first half of 2004, our results were negatively impacted by continued sluggish conditions in the automotive sector and, during 2005, our results improved slightly as the automotive sector began its recovery. Also, some of the products we transport have had a historical pattern of price cyclicality, which has typically been influenced by the general economic environment and by industry capacity and demand. We cannot assure you that prices and demand for these products will not decline in the future, adversely affecting those industries and, in turn, our financial results.

Grupo TMM is a party to a number of arrangements with other parties as joint investors in non-wholly owned subsidiaries

Grupo TMM is a party to a number of arrangements with other parties under which it and such parties have jointly invested in non-wholly-owned subsidiaries; and Grupo TMM may enter into other similar arrangements in the future. Grupo TMM’s partners in these non-wholly-owned subsidiaries may at any time have economic, business or legal interests or goals that are inconsistent with its interests or those of the entity in which they have invested. Any of these partners may also be unable to meet their economic or other obligations to the non-wholly-owned subsidiaries, and Grupo TMM may be required to fulfill those obligations. Furthermore, any dividends that are distributed from subsidiaries that Grupo TMM does not wholly own would be shared pro rata with its partners according to their relative ownership interests. For these or any other reasons, disagreements or disputes with partners with whom Grupo TMM has a strategic alliance or relationship could impair or adversely affect its ability to conduct its business and to receive distributions from, and return on its investments in, those subsidiaries.

Operational risks inherent in the transportation and logistics industry

The operation of supply vessels, trucks and other machinery relating to the shipping and cargo business involves an inherent risk of catastrophic marine or land disaster, mechanical failure, collisions, and property losses to vessels or trucks, piracy, cargo loss or damage and business interruption due to political action in Mexico and in foreign countries. In addition, the operation of any oceangoing vessel is subject to the inherent possibility of catastrophic marine disaster, including oil spills and other environmental accidents, and the liabilities arising from owning and operating vessels in international trade. Any such event may result in a reduction of revenues or increased costs. The company’s vessels and trucking supplies are insured for their estimated value against damage or loss, including war, terrorism acts, and pollution risks and the Company also carries other insurance customary in the industry.

We maintain insurance to cover the risk of partial or total loss of or damage to all of our assets, including, but not limited to, seagoing vessels, port facilities, port equipment, trucks, land facilities and offices. In particular, we maintain marine hull and machinery and war risk insurance on our vessels, which covers the risk of actual or constructive total loss. Additionally, we have protection and indemnity insurance for damage caused by our operations to third persons. With certain exceptions, we do not carry insurance covering the loss of revenue resulting from a downturn in our operations or resulting from vessel off-hire time on certain vessels. In certain instances, and depending on the ratio of insurance claims to insurance premiums paid, we may choose to self-insure our over-the-road equipment following prudent guidelines. We cannot assure you that our insurance would be sufficient to cover the cost of damages suffered by us or damages to others, that any particular claim will be paid or that such insurance will continue to be available at commercially reasonable rates in the future.

Additionally, shipping activity decreases substantially during periods of cold weather, poor sea conditions or when sustained rainfalls occur. Such adverse weather conditions can adversely affect our results of operations and profitability if they occur with unusual intensity, during abnormal periods, or last longer than usual in our major markets, especially during peak shipping periods.

Our operations are subject to extensive environmental and safety laws and regulations and we may incur costs that have a material adverse effect on our financial condition as a result of our liabilities under or potential violations of environmental and safety laws and regulations.

Our operations are subject to general Mexican federal and state laws and regulations relating to the protection of the environment. The Procuraduría Federal de Protección al Ambiente (Mexican Attorney General for

Environmental Protection) is empowered to bring administrative and criminal proceedings and impose corrective actions and economic sanctions against companies that violate environmental laws, and temporarily or permanently close non-complying facilities. The Secretaría del Medio Ambiente y Recursos Naturales (Mexican Ministry of Environmental Protection and Natural Resources) (“SEMARNAT”) and other ministries have promulgated compliance standards for, among other things, water discharge, water supply, air emissions, noise pollution, hazardous substances transportation and handling, and hazardous and solid waste generation.. Under the environmental laws, the Mexican Government has implemented a program to protect the environment by promulgating rules concerning water, land, air and noise discharges or pollution, and the transportation and handling of wastes and hazardous substances.

We are also subject to the laws of various jurisdictions and international conferences with respect to the discharge of hazardous materials, wastes and pollutants into the environment.

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

We anticipate that the regulation of our business operations under federal, state and local environmental laws and regulations will increase and become more stringent over time. We cannot predict the effect, if any, that the adoption of additional or more stringent environmental laws and regulations would have on our results of operations, cash flows, capital expenditure requirements or financial condition.

Our international parcel transportation services rendered in the Gulf of Mexico and our coastwise product tanker business rendered in both the Gulf of Mexico and in the Pacific Ocean provide service to transport petrochemical products and refined clean and dirty petroleum products respectively. See Item 4. “Information on the Company — B. Business Overview — Maritime Operations.” Under the United States Oil Pollution Act of 1990, or “OPA,” responsible parties, including ship owners and operators, are subject to various requirements and could be exposed to substantial liability, and in some cases unlimited liability, for removal costs and damages, including natural resource damages and a variety of other public and private damages, resulting from the discharge of oil, petroleum or related substances into the waters of the U.S. . In some jurisdictions, including the U.S., claims for spill clean-up or removal costs and damages would enable claimants to immediately seize the ships of the owning and operating company and sell them in satisfaction of a final judgment. The existence of comparable statutes enacted by individual states of the U.S., but requiring different measures of compliance and liability, creates the potential for similar claims being brought in the U.S. under state law. In addition, several other countries have adopted international conventions that impose liability for the discharge of pollutants similar to OPA. If a spill were to occur in the course of operation of one of our vessels carrying petroleum products, and such spill affected the waters of the United States or another country that had enacted legislation similar to OPA, we could be exposed to substantial or unlimited liability. Additionally, our vessels carry bunkers (ship fuel) and certain goods that, if spilled, under certain conditions, could cause pollution and result in substantial claims against us, including claims under international laws and conventions, OPA and other U.S. federal, state and local laws. Further, under OPA and similar international laws and conventions, we are required to satisfy insurance and financial responsibility requirements for potential oil spills and other pollution incidents. Penalties for failure to maintain the financial responsibility requirements can be significant and can include the seizure of the vessel.

Our vessels must also meet stringent operational, maintenance and structural requirements, and they are subject to rigorous inspections by governmental authorities such as the U.S. Coast Guard for those vessels which operate within USA territorial waters. Non-compliance with these regulations could give rise to substantial fines and penalties.

We could have liability with respect to contamination at our former U.S. facilities or third-party facilities in the U.S. where we have sent hazardous substances or wastes under the U.S. Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA” or “Superfund”) and comparable state laws (known as state Superfund laws). CERCLA and the state Superfund laws impose joint and several liability for the cost of investigation and remediation, natural resources damages, certain health studies and related costs, without regard to fault or the legality of the original conduct, on certain classes of persons with respect to the release into the environment of certain substances. These persons, commonly called “potentially responsible parties” or “PRPs” include the current and certain prior owners or operators of and persons that arranged for the disposal or treatment of hazardous substances at sites where a release has occurred or could occur. In addition, other potentially responsible parties, adjacent landowners or other third parties may initiate cost recovery actions or toxic tort litigation against PRPs under CERCLA or state Superfund law or state common law.

The U.S. Clean Water Act imposes restrictions and strict controls regarding the discharge of wastes into the waters of the United States. The Clean Water Act and comparable state laws, provide for civil, criminal and administrative penalties for unauthorized discharges of pollutants. In the event of an unauthorized discharge of wastes or pollutants into waters of the United States, we may be liable for penalties and could be subject to injunctive relief.

Potential labor disruptions could adversely affect our financial condition and our ability to meet our obligations under our debt

As of March 31, 2006, we had 5,054 employees, approximately 68% of whom were unionized. The compensation terms of the labor agreement with these employees are subject to renegotiation on an annual basis and all other terms are renegotiated every two years. We may not be able to negotiate these provisions favorably, and strikes, boycotts or other disruptions could occur. These potential disruptions could have a material adverse effect on our financial condition and results of operations and on our ability to meet our payment obligations under our debt.

Continuing world tensions, including as the result of wars, other armed conflicts and terrorist attacks could have a material adverse effect on our business

Continuing world tensions, including those relating to the Middle East and North Korea, as well as terrorist attacks in various locations and related unrest, have increased worldwide political and economic instability and depressed economic activity in the U.S. and globally, including the Mexican economy. The continuation or escalation of existing armed hostilities or the outbreak of additional hostilities as a consequence of further acts of terrorism or otherwise could cause a further downturn and/or significant disruption to the economies of the U.S., Mexico and other countries. The continued threat of terrorism within the United States and abroad and the potential for military action and heightened security measures in response to such threat may cause significant disruption to commerce throughout the world, including restrictions on cross-border transport and trade.

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

Our financial statements may not give you the same information as financial statements prepared under United States accounting rules.

Our financial statements may not give you the same information as financial statements prepared under United States accounting rules.

Our financial statements are prepared in accordance with IFRS. IFRS differs in certain significant respects from U.S. GAAP, including among others the classification of minority interest and employees’ profit sharing; the accounting treatment for capitalized interests, consolidation of subsidiaries, and acquisition of shares of subsidiaries from minority stockholders; and, the computation of deferred taxes. For this and other reasons, the presentation of financial statements and reported earnings prepared in accordance with IFRS may differ materially from the presentation of financial statements and reported earnings prepared in accordance with U.S. GAAP.

Risks Relating to the Transaction with KCS

The value of the investment of Grupo TMM in KCS’ shares will depend on KCS’ performance in the future

On March 13, 2006 we received approximately 1.5 million shares of KCS in connection with the VAT Contingency Payment, which we currently hold. In addition, KCS may elect to pay the $47.0 million Indemnity Escrow Note and the $40.0 million VAT Escrow Note in KCS stock, in which case the number of shares received by the Company resulting from the formula for the determination of the number of shares received in consideration of such payment obligations may differ significantly from the market value of such shares at the time the Company receives them or chooses to dispose of them. The value of such stock will be determined by the success of the KCS business. Investors should read carefully the annual report of KCS for the fiscal year concluded on December 31, 2005, as well as all the other reports and information that KCS submits to the SEC in the United States. The value attributed to the shares of KCS held by us may reflect a discount to the trading value of KCS shares generally as the KCS shares that we hold are unregistered and contain restrictions. Therefore, our ability to dispose of the KCS Shares and liquidate our position in KCS is restricted until the shares are eligible for resale pursuant to Rule 144, are registered for resale or an exemption from registration under the U.S. securities laws is applicable or available. For example, we might be able to sell our KCS shares in a private transaction but any such sale may reflect a discount to the then-current market price. Finally, although we have certain rights to cause the registration of the KCS shares, significant sales of shares by us or by others may have a negative effect on the market price of the KCS shares and the value of our stock.

KCS’ obligations under the Amended and Restated Acquisition Agreement are unsecured

Certain payments to be made to Grupo TMM pursuant to the Amended and Restated Acquisition Agreement entered into, by and among, Grupo TMM, KCS and other parties, on December 15, 2004 (the “AAA”) are subject to certain conditions and uncertainty. KCS’ payment obligations under the AAA are unsecured obligations. KCS entered into a credit agreement with a syndicate of financial institutions (the “KCS Credit Agreement”), which is secured by substantially all of the assets of KCS. As a result, the rights of Grupo TMM against KCS will be junior in priority to any secured debt of KCS. See Item 4. “Information on the Company — Recent Developments — Disposition of Grupo TMM’s interest in Grupo TFM to KCS.”

Registration of KCS shares owned by Grupo TMM

Upon a request to register the shares received as part of the VAT Contingency Payment, KCS notified us that KCS was unable to file a timely Form 10-K report with the SEC because of its inability to complete integration of financial information from its Mexican operations. Consequently, KCS was unable to register its securities using Form S-3. Pursuant to the terms of Registration Rights Agreement, KCS is permitted to delay the filing of any Registration Statement if KCS is not eligible to use Form S-3. Therefore, KCS will not be eligible to use Form S-3 again until after filing its Form 10-K for fiscal year 2006, which is due March 17, 2007, and only if it makes all its periodic SEC filings timely in the meantime and meets the other eligibility requirements at that time. The fact that these shares are unregistered and that we have no registration rights until such date may affect our ability to liquidate such shares until the shares are eligible for resale pursuant to Rule 144, are registered for resale, or unless an exemption from registration under the U.S. securities laws is applicable or available. For example, we might be able to sell our KCS shares in a private transaction, but any such sale may reflect a discount to the then-current market price.

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

Mexico is an emerging market economy, with attendant risks to our results of operations and financial condition

Mexico has historically experienced uneven periods of economic growth. In 2001, Mexico’s gross domestic product, or GDP, decreased 0.1% primarily as a result of the downturn in the U.S. economy. Mexican GDP increased 0.7%, 1.6%, 4.4%, 2.7% and 5.5% in 2002, 2003, 2004, 2005 and the three-month period ended March 31, 2006, respectively. GDP growth fell short of Mexico Consensus Board1 estimates in 2005; however, the Mexico Consensus Board estimates that GDP in Mexico is expected to grow by approximately 3.5% to 4.0%, while inflation is expected to be less than 4.0%, in 2006. We cannot assure you that these estimates will prove to be accurate.

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

Currency fluctuations or the devaluation and depreciation of the Peso could limit the ability of the Company and others to convert Pesos into U.S. Dollars or other currencies which could adversely affect our business, financial condition or results of operations

Severe devaluation or depreciation of the Peso may also result in governmental intervention, as has resulted in Argentina, or disruption of international foreign exchange markets. This may limit our ability to transfer or convert Pesos into U.S. Dollars and other currencies for the purpose of making timely payments of interest and principal on our dollar denominated indebtedness and adversely affect our ability to obtain foreign currency and other imported goods. The Mexican economy has suffered current account balance payment of deficits and shortages of foreign exchange reserves in the past. While the Mexican Government does not currently restrict, and for more than ten years has not restricted, the right or ability of Mexican or foreign persons or entities to convert Pesos into U.S. Dollars or to transfer other currencies outside of Mexico, the Mexican Government could institute restrictive exchange control policies in the future. To the extent that the Mexican Government institutes restrictive exchange control policies in the future, our ability to transfer or convert Pesos into U.S. Dollars for the purpose of making timely payments of interest and principal on indebtedness would be adversely affected. Devaluation or depreciation of the Peso against the U.S. Dollar may also adversely affect U.S. Dollar prices for our debt securities.

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

1 Mexico Consensus Board is formed by six firms recognized internationally (American Chamber Mexico, Banamex, Bancomer, Center for Economic Forecasting, Grupo Financiero Inverlat and, Latin Source Mexico)

High interest rates in Mexico could increase our financing costs

Mexico historically has had, and may continue to have, high real and nominal interest rates. The interest rates on 28-day Mexican government treasury securities averaged 6.2%, 6.8%, 9.2% and 7.5% for 2003, 2004, 2005 and for the three-month period ended March 31, 2006. Accordingly, if we have to incur Peso-denominated debt in the future, it will likely be at higher interest rates.

Developments in other emerging market countries or in the U.S. may affect us and the prices of our securities

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

Our operations, including demand for our products or services and the price of our debt securities, have also historically been adversely affected by increases in interest rates in the U.S. and elsewhere. The Federal Reserve Bank of the U.S. has signaled that it will continue implementing “measured” increases in interest rates in 2006. As interest rates rise, the prices of our securities may fall.

Mexico may experience high levels of inflation in the future, which could adversely affect our results of operations

Mexico has a history of high levels of inflation, and may experience inflation in the future. During most of the 1980s and during the mid- and late-1990s, Mexico experienced periods of high levels of inflation. The annual rates of inflation for the last five years, as measured by changes in the National Consumer Price Index, as provided by Banco de México, were:

2001	4.40%
2002	5.70%
2003	3.98%
2004	5.19%
2005	3.33%
2006 (five months ended May 31)	1.01%

These inflation rates tend to be lower than Mexico’s historical inflation rates. Mexico’s current level of inflation has been reported at similar levels as the annual inflation rate of the U.S. but remains higher than that of Canada. The U.S. and Canada are Mexico’s main trading partners. We cannot give any assurance that the Mexican inflation rate will not increase or maintain its current level for any significant period of time. A substantial increase in the Mexican inflation rate would have the effect of increasing some of our costs, which could adversely affect our financial condition and results of operations, as well as the market value of our new notes. High levels of inflation may also affect the balance of trade between Mexico and the United States, and other countries, which could adversely affect our results of operations.

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

National politicians are currently focused on the 2006 elections and crucial reforms regarding fiscal and labor policies, gas, electricity, social security and oil have not been and may not be approved. In addition, recent impeachment proceedings of Andres Manuel Lopez Obrador, the former Mayor of Mexico City and one of the current candidates for the Presidential elections, have increased political uncertainty. The effects on the social and political situation in Mexico, including the 2006 presidential elections and presidential succession, could adversely affect the Mexican economy, including the stability of its currency, which in turn could have a material adverse effect on our business, financial condition and results of operations, as well as market conditions and prices for our securities. Actual presidential polls are very tight and it is very difficult to predict the outcome of the election, or whether losing candidates may contest the validity of the official results issued by Mexico’s Federal Electoral Institute.

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

Investors may not be able to enforce judgments against the Company

Investors may be unable to enforce judgments against us. We are a stock corporation, organized under the laws of Mexico. Substantially all our directors and officers reside in Mexico, and all or a significant portion of the assets of those persons may be located outside the United States. It may not be possible for investors to effect service of process within the United States upon those persons or to enforce judgments against them or against us in U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. Additionally, it may not be possible to enforce, in original actions in Mexican courts, liabilities predicated solely only the U.S. federal securities laws and it may not be possible to enforce, in Mexican courts, judgments of U.S courts obtained in actions predicated upon the civil liability provisions of the U.S. securities laws.

Risks Relating to Ownership of our Equity

The protection afforded to minority shareholders in Mexico are different from those afforded to minority shareholders in the United States

Under Mexican law, the protections afforded to minority shareholders are different from, and may be less than, those afforded to minority shareholders in the United States. Mexican laws concerning duties of directors are not well developed, there is no procedure for class actions as such actions are conducted in the United States and there are different procedural requirements for bringing shareholder lawsuits for the benefit of companies. Therefore, it may be more difficult for minority shareholders to enforce their rights against us, our directors or our controlling shareholders than it would be for minority shareholders of a United States company.

The Company is controlled by the Serrano Segovia family

Members of the Serrano Segovia family control the Company through their direct and indirect ownership of our Series A Shares. Holders of our ADSs may not vote at our shareholders meetings. Each of our ADSs represents one CPO. Holders of CPOs are not entitled to exercise any voting rights with respect to the Series A Shares held in the CPO Trust. Such voting rights are exercisable only by the trustee, which is required by the terms of the trust agreement to vote such Series A Shares in the same manner as the majority of the Series A Shares that are not held in the CPO Trust that are voted at any shareholders’ meeting. Currently the Serrano Segovia Family owns a majority of the shares of Series A Shares that are not held in the CPO Trust. As a result, the Serrano Segovia family will be able to direct and control the policies of the Company and its subsidiaries, including mergers, sales of assets and similar transactions. See Item 7. “Major Shareholders and Related Party Transactions — Major Shareholders.”

A change in control may adversely affect us or the holders of the 2007 Notes

A substantial portion of the Series A Shares and ADSs of the Company held by the Serrano Segovia family is currently pledged to secure indebtedness of the Serrano Segovia family and entities controlled by them and may from time to time in the future be pledged to secure obligations of other of their affiliates. A foreclosure upon any such Series A Shares held by the Serrano Segovia family could result in a change of control under the Indenture governing the 2007 Notes and certain other debt instruments of the Company and its subsidiaries. Our Indenture provides that certain change of control events with respect to us will constitute a default and that the holders may require us to repurchase the 2007 Notes in the event of a change of control at a price of 101% of the principal amount of the 2007 Notes, plus accrued and unpaid interest, if any, to the date of purchase. If a default occurs, we cannot assure you that we will have enough funds to repurchase all the 2007 Notes. The Company may not have sufficient assets to repurchase the 2007 Notes following a change of control.

Holders of ADSs may not be entitled to participate in any future preemptive rights offering, which may result in a dilution of such holders equity interest in our company

Under Mexican law, if we issue new shares for cash as a part of a capital increase, we generally must grant our stockholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage in our company. Rights to purchase shares in these circumstances are commonly referred to as preemptive rights. We may not be legally permitted to allow holders of ADSs in the United States to exercise preemptive rights in any future capital increase unless (1) we file a registration statement with the United States Securities and Exchange Commission with respect to that future issuance of shares or (2) the offering qualifies for an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the United States Securities and Exchange Commission, as well as the benefits of preemptive rights to holders of ADSs in the United States and any other factors that we consider important in determining whether to file a registration statement.

If we do not file a registration statement with the United States Securities and Exchange Commission to allow holders of ADSs in the United States to participate in a preemptive rights offering or if there is not an exemption from the registration requirements of the U.S. Securities Act of 1933 available, the equity interests of holders of ADSs would be diluted to the extent that ADS holders cannot participate in a preemptive rights offering.

ITEM 4.	INFORMATION ON THE COMPANY

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

Today, we are a fixed capital corporation (sociedad anónima) incorporated under Ley General de Sociedades Mercantiles for a term of 99 years. We are controlled, directly and indirectly, by members of the Serrano Segovia family who currently own approximately 45.5% of our total Series A Shares. We are headquartered at Avenida de la Cúspide, No. 4755, Colonia Parques del Pedregal, 14010 Mexico City, D.F., Mexico, and our telephone number is 011-52-55-5629-8866. Our agent for service of process in the United States is CT Corporation, at 111 Eighth Avenue, New York, New York 10011, (212) 894-8700. Grupo TMM’s Internet website address is www.grupotmm.com. The information on Grupo TMM’s website is not incorporated into this Annual Report.

Business Overview

General

We believe we are one of the largest integrated logistics and transportation companies in Mexico providing specialized maritime services, integrated logistics services, including trucking services, and ports and terminals management services, to premium clients throughout Mexico. Our goal is to provide full intermodal logistics and “door-to-door” service to our customers by being a source of trucking, port and ship services for clients transporting goods across land and water in the NAFTA corridor.

Maritime Operations.  Our Maritime Operations division provides international coastal maritime transportation services, including supply vessels that provide transportation and services to the Mexican offshore oil industry, tankers that transport petroleum products within Mexican waters, parcel tankers that transport liquid chemical cargos from and to the US and Mexico and tugboats that provide towing services at the port of Manzanillo, Mexico. We provide these services through our fleet of 36 vessels, including product and chemical tankers, harbor tugs and offshore supply vessels.

Ports and Terminals Operations.  We presently operate two Mexican port facilities, Tuxpan and Acapulco, under concessions granted by the Mexican Government, which provide for certain renewal rights. This business unit also provides port agent services to vessel owners and operators in main Mexican ports.

Logistics Operations.  We provide dedicated logistics trucking services to major manufacturers, including automobile manufacturers, and retailers with facilities and operations throughout Mexico. We offer full-service logistics facilities in major industrial cities and railroad hubs throughout Mexico, including Aguascalientes, Toluca, Puebla, Veracruz, Nuevo Laredo, Cuernavaca, Mexico City and Monterrey. The services that we provide include consulting, analytical and logistics outsourcing services, which encompass the management of inbound movement of parts to manufacturing plants consistent with just-in-time inventory planning practices; logistics network (order-cycle) analysis; logistics information process design; trucking and intermodal transport; warehouse/facility management; supply chain/logistics management; product manipulation/repackaging; local pre-assembly; maintenance and repair of containers in principal Mexican ports and cities and inbound and outbound distribution using truck transport.

Set forth below are our total revenues over the last 3 fiscal years for each of our business segments:

	Consolidated Transportation Revenues
	Years Ended December 31,
	2005	2004	2003
	($ in millions)

Maritime Operations	$159.6	$127.8	$116.0
Ports and Terminals Operations	38.8	26.6	21.5
Logistics Operations	108.4	97.6	89.5
Intercompany Revenues*	(0.2)	(1.0)	(0.1)

	$306.6	$251.0	$226.9

*	Represents the elimination of intercompany transactions between segments.

Recent Developments

In December 2005, the Company entered into an agreement with Seacor for the purchase of Seacor’s 40 percent interest in Marítima Mexicana, S.A. de C.V. (“Marmex”), a joint venture company dedicated to providing maritime offshore services in Mexico’s Gulf Coast. As a result of the closing of this transaction in April 2006, we now fully own our Maritime Operations division. As part of this transaction, TMM also in April 2006 purchased five offshore vessels owned by Seacor and flagged the vessels Mexican, and at the same time converted three additional offshore vessels from leased to owned status. All eight vessels are working under time charter contracts supporting offshore oil exploration and production activities in the Gulf of Mexico. The aggregate value of these transactions, including the purchase of Marmex’s 40 percent shares, the purchase of five vessels from Seacor, and the conversion to owned status of the three vessels under lease, was $75 million, of which $70 million was financed.

On March 13, 2006, pursuant to the Amended and Restated Acquisition Agreement dated as of December 15, 2004, we received $35 million cash, 1,494,469 shares of Kansas City Southern, or KCS, common stock and a promissory note in the amount of $40.0 million in connection with the VAT settlement described below in “Disposition of Grupo TMM’s Interest in Grupo TFM to KCS — TFM VAT Award; VAT Contingency Payment and VAT Escrow.”

On March 17, 2006, Grupo TMM and the Panama-based company Patagonia Offshore (“POS,” an unrelated party which is a Seacor affiliate) agreed on the purchase by Grupo TMM of an offshore vessel from POS at a price of $27.25 million plus the reimbursement of certain expenses. The closing of this transaction occurred on March 27, 2006.

On May 9, 2006, the Company purchased the remaining 40 percent minority stake held by the Dutch company Smit in Servicios Mexicanos en Remolcadores, S.A. de C.V. (“SMR”), a joint venture company dedicated to providing harbor towing services at the Port of Manzanillo, Mexico. The purchase price was $9.0 million. The concession to operate this business was recently renewed by the ports authorities for 8 additional years.

On May 15, 2006, Marmex and SMR merged with and into Transportación Marítima Mexicana, S.A. de C.V. (k/a Naviera del Pacífico, S.A. de C.V.). As of such date, both Marmex and SMR ceased to exist and Transportación Maritíma Mexicana, S.A. de C.V. (k/a Naviera del Pacífico, S.A. de C.V.) survived.

In 2005, we incurred approximately $145.1 million on capital expenditures, including an additional $76.5 million for the purchase of two product tankers and $20.0 million for the purchase of Marmex’s 40% shares. For the three months ended March 31, 2006, we incurred $66.4 million additional capital expenditures.

The Mexican Market

Since TMM’s formation in 1958, the growth and diversification of the Mexican economy have largely driven our growth. As a result of NAFTA, which became effective on January 1, 1994, trade with and investment in the Mexican economy has significantly increased, resulting in greater traffic along the North-South cross-border trade routes, which comprise the NAFTA corridor. The following table illustrates the growth of the foreign trade segment of the Mexican economy over the last three years:

Mexican Foreign Trade — 2003-2005(a)

	As of December 31,
	2005	2004	2003
	(In millions of dollars)

Total Exports	$213,794.1	$189,130.0	$164,860.3
Total Imports	$221,414.4	$197,246.8	$170,550.6
Total Trade Flows	$435,208.5	$386,376.8	$335,410.9
Growth Rate — Exports	13.72%	14.68%	2.55%
Growth Rate — Imports	12.50%	15.66%	1.11%
Growth Rate — Total	13.10%	15.18%	1.83%
Growth Rate — GDP(b)	2.72%	4.36%	1.30%

(a)	The figures include the in-bound (maquiladora) industry.

(b)	The methodology for calculating Growth Rate-GDP was modified by the Instituto Nacional de Estadistica, Geografia e Informatica (INEGI) and is based on 1993 prices.

Source: Banco de Mexico (BANXICO)

Notwithstanding generally weak economic conditions, overall Mexican foreign trade increased in 2005 compared to 2004, and increased in 2004 compared to 2003.

Discontinued Operations

On May 13, 2003, we sold our 51% interest in TMM Puertos y Terminales, S. A. de C. V. (“TMMPyT”), included in our Ports and Terminals segment (which included our ports operations at Cozumel, Manzanillo, Veracruz and Progreso), for approximately $114 million in cash, subject to certain post-closing adjustments.

On April 1, 2005, we finalized the sale of Grupo TMM’s interest in Grupo TFM to Kansas City Southern, or KCS, which comprised all of our remaining railroad operations. As consideration for this sale, we received $200 million in cash, $47 million in a 5% promissory note that will be paid to us in June 2007, 18,000,000 shares of KCS common stock sold on December 2005 at $400.5 million, and an additional $110 million in cash and stock that were paid by KCS on March 13, 2006 after the completion of a settlement involving the VAT and Put lawsuits. See “Recent Developments — Disposition of Grupo TMM’s interest in Grupo TFM to KCS” and “— Marketing Arrangements.”

The results of our ports and terminals operations that were sold in May 2003, and the results of our railroad operations that were sold in April 2005 (which include the Tex Mex Railway operation) are presented in this Annual Report under the “Discontinued Operations” section. See Item 5. “Operating and Financial Review and Prospects — Results of Operations — Discontinued Operations” and Note 2 and Note 27 to our Financial Statements.

Business Strategy

Over the past few years, we have made significant changes to our business and shifted our strategy to focus on “door-to-door” service to our customers by being a source of trucking, port and ship services for clients transporting goods across land and water in the NAFTA Corridor. Set forth below is a description of the elements of our strategy.

Expansion of our Maritime Operations.

We plan to expand our Maritime Operations by: (i) increasing cabotage services with medium- and long-term contracts through the seniority granted to Mexican shipowners under the Mexican Navigation Law (cabotage solely to be conducted by Mexican flagged vessels), (ii) satisfying demand for exploration and distribution services, which we believe are increasing within Mexico; and (iii) meeting market requirements of new generation vessels with higher-rated and deeper-water capabilities. In addition, we have recently acquired the minority interests in our offshore and tugboats businesses, which will allow us to control the direction and development of the business. In March 2006 we entered into an agreement with Seacor for (i) the purchase of Seacor’s 40 percent interest in Maritima Mexicana, S.A. de C.V., or Marmex, (ii) the purchase of five offshore vessels from Seacor which now carry the Mexican flag, (iii) the conversion to owned status of the three vessels under lease, (iv) the purchase of the remaining 40 percent minority stake held by Smit in our harbor towing business and (v) purchase of additional trucking equipment and technology. The eight new vessels are working under time charter contracts supporting offshore oil exploration and production activities in the Gulf of Mexico.

In addition, we are developing our product tanker business and have entered into 2 product tanker contracts with PEMEX under bareboat charters for a 5 year term. Operations under these contracts began in July 2005. Although PEMEX has not sought any bids for long-term charter tanker contracts since 1993, we believe that there generally has been an increasing demand for exploration and distribution services within Mexico which we will try to service through medium- and long-term contracts, meeting market requirements of new generation vessels with higher-rated and deeper-water capabilities.

Expansion of our Integrated Logistics Operations.

We plan to continue to expand our Logistic Operations, including dedicated truck transportation, warehousing, cargo handling and logistics support, thereby enhancing our position as a true “door-to-door” logistics and multimodal service provider. We intend to enter into additional dedicated logistics contracts, purchase equipment that will enable us to perform services we previously outsourced.

Expansion of our Alliances with Leading Companies in Multimodal Transportation and Logistics.

The success of our commercial and strategic alliances will enable us to market a full range of services in the context of a total supply chain distribution process. Through our existing alliances, we have been able to benefit from synergies, enhancing our own competitiveness.

Ports Operations

We own over 2,000 acres of land in the port of Tuxpan. We believe that this greenfield is a strategic investment and could be used in the future in connection with the development of Tuxpan as a major seaport.

Reducing Corporate Overhead and Other Operating Costs

Over the last few years, we have significantly reduced our operating costs. In 2003, we reduced corporate staff headcount from 222 to 97 full-time equivalents through the elimination of redundant positions and the transfer of certain employees to other business areas within the Company. Furthermore, we have developed an information systems platform that integrates logistics services using Internet technology, thereby increasing the efficiency of our logistics operations. The information systems platform supports dedicated logistics contracts and yard management. We completed the second phase of this project on December 2005, which allows our customers to access information regarding the location and status of their cargo via touch-tone telephone or computer.

In 2005 after the sale of Grupo TFM, we reduced the number of personnel in our Logistics Operations segment from 8,491 to 5,000. We anticipate further reductions in our Logistics Operations segment, which we estimate will reduce our costs by an additional $5.0 million per year.

In addition we have reduced and will continue to reduce the number of companies within our organizational structure to streamline operations and reduce operating costs.

Sources of Financing

We expect to finance the expansion plans mentioned above mainly through secured credit arrangements and other asset-backed financings.

Debt Refinancing

Although we believe that we will be able to meet our long-term obligations as they mature through refinancings, revenues from operations and certain asset sales or otherwise, the refinancing of our current debt is a priority in order to achieve lower interest costs. Accordingly, we are looking into several alternatives to refinance our debt and to generate sustainable operating profits. In addition, our goal is to improve our operational flexibility by refinancing our debt with debt that does not contain as many restrictive covenants as in our current debt. We also hope to extend the maturity profile of our debt.

Certain Competitive Advantages

We believe we benefit from the following competitive advantages:

•	no other company offers a similar breadth and depth of services as a third-party logistics provider in Mexico;

•	the ability to contract for the transportation of large amounts of cargo by sea, as well as transport by truck, enables us to provide value-added “door-to-door” service to our customers. The value of our transportation service is further enhanced by our ability to provide warehousing services for some types of cargo. This ability to provide integrated services gives us a competitive advantage over companies that provide only maritime transportation to, or overland transportation within, Mexico; and

•	we are a Mexican-owned and Mexican-operated company, a distinction that allows us marketing and operational advantages and, in certain cases, preferential treatment in certain niche markets within Mexico. Mexican law provides that cabotage (intra-Mexican movement between ports) must be conducted by ships carrying the Mexican flag.

Maritime Operations

Our Maritime Operations include: (a) supply and logistics services to the offshore industry at offshore facilities in the Gulf of Mexico and between ports, moving crews and/or cargo to and from oil platforms; (b) product tankers for the transportation of petroleum products, such as the distribution of oil to a variety of coastal cities where the oil is further distributed inland throughout Mexico; (c) parcel tankers, also known as chemical tankers, for the transportation of liquid chemical cargoes that are distributed commercially throughout Mexico; and (d) tugboats that provide harbor towing services in and out of the port of Manzanillo. Mexican law provides that cabotage (intra-Mexican movement between ports) must be conducted by ships carrying the Mexican flag, which we believe provides us with a competitive advantage in this market. This segment contributed 52%, 51% and 51% of consolidated revenues in 2005, 2004 and 2003, respectively.

Fleet Management

As of April 30, 2006 we operated a fleet comprised of product tankers and parcel tankers, as well as a fleet of offshore vessels and tugboats. Of a total of 36 vessels, 26 are owned tonnage (2 product tankers under bareboat contract(1), 21 offshore vessels out of which 9 are under bareboat contract(1) and 3 tugboats), and 10 are chartered units (4 parcel tankers, 2 offshore vessels, 3 product tankers, and 1 tugboat).

The table below sets forth information as of April 30, 2006, about our fleet of owned, chartered and under bareboat contract vessels by type, size and capacities:

	Number of	Total Dead	Total Cubic
Vessel Type	Vessels	Weight Tons	Meter Capacity	BHP(*)
		(In thousands)	(In thousands)

Offshore service vessels	23	19.7	**	4,682
Product tankers	5	212.0	238.5	**
Parcel tankers	4	51.9	57.5	**
Tug boats	4	1.6	**	3,937

Total	36	285.2	296.0

(1)	Bareboat Contract (vessel without crew).

*	Average Break Horse Power.

**	Not applicable.

Offshore Vessels

We have been participating in this business for more than 10 years. On December 2005, the Company entered into an agreement with Seacor for the purchase of Seacor’s 40 percent interest in Marítima Mexicana, S.A. de C.V. (“Marmex”). As part of this transaction, TMM also purchased five offshore vessels owned by Seacor and flagged the vessels Mexican, and at the same time converted three additional offshore vessels from leased to owned status. All eight vessels are working under time charter contracts supporting offshore oil exploration and production activities in the Gulf of Mexico.

Marmex is an offshore shipping company providing supply and logistics services to the offshore industry between the ports and the offshore facilities in the Gulf of Mexico. Main services include supply and administration of onboard personnel, coordination and supervision of the maritime transport of staff, materials and equipment from the base on shore to operational points of the vessels within the oil-drilling zone of the Gulf of Mexico, coordination and supervision of catering and accommodation matters onboard the vessels. As of April 30, 2006, Marmex’s fleet represented 9% of Mexico’s offshore fleet. As of April 30, 2006, 11 Marmex vessels were directly hired by PEMEX, and 8 were hired by private operators engaged in the construction and maintenance sectors for PEMEX.

Product Tankers

Since 1992, we have provided product tanker chartering services to PEMEX for the transportation of clean and dirty petroleum products, from refineries to various Mexican ports. Our fleet is comprised of five product tankers which include two long-term contracts entered into during May and June 2005 with July 2005 start dates and one short term contract with Pemex. Additionally, we time charter two product tankers to private operators in the spot market.

Set forth below is information regarding our product tanker fleet as of April 30, 2006:

Vessel	Year	Flag	Hull	DWT(1)	LOA	Beam	Charterer
					(m)	(m)

Palenque	1987	Liberia	Dls(2)	36,000	175	30	Daneborg
Monte Alban	1987	Mexican	Dls(2)	36,000	175	32	Pemex
Pula	2003	Liberia	DH(3)	47,800	183	32	International Pool
Choapas II	1992	Mexican	DH(3)	44,646	182	30	Pemex
Amatlan II	2002	Mexican	DH(3)	45,467	182	30	Pemex

(1)	Dead weight tons.

(2)	Double side

(3)	Double-hull

Grupo TMM has a competitive advantage in the market as cabotage services can only be provided by vessels that carry the Mexican flag, and generally only Mexican companies are allowed to obtain the Mexican flag. We believe that the demand for oil exploration within Mexico will result in a higher activity of the distribution of petroleum and refined products.

The Oil Pollution Act of 1990 (“OPA 90”) established that vessels that do not have double-hulls will be prohibited from transporting crude oil and petroleum products in U.S. coastwise transportation after a certain date based on the age and size of the vessel unless they are modified with a double-hull. In addition, such vessels will be prohibited from transporting petroleum products in most foreign and international markets under a more accelerated phase-out schedule established by the International Maritime Organization (“IMO”).

Parcel Tankers

Our parcel tankers business operates between Mexican and American ports in the Gulf of Mexico, transporting chemicals, vegetable oils and molasses from the port of origin (in Mexico or in the U.S.) to a tank or liquid container for further distribution. The majority of the transported cargo is under long-term contracts of affreightment (COA’s). Contracts of affreightment are contracts with a customer for the carriage of cargoes that are committed on a multi-voyage basis over a period of weeks or months, with minimum and maximum cargo tonnages specified over the period at fixed or escalating rates per ton depending on the duration of the contract. Typically, under contracts of affreightment the vessel owner pays for the fuel and any applicable port charges. Our chemical tanker fleet is comprised of four time-chartered vessels. During 2004, we transported $1.9 million tons of goods in our parcel tankers and $1.7 million tons during 2005. Our primary customers who use our parcel tanker services include major oil and chemical companies.

Set forth below is information regarding our parcel tankers as of April 30, 2006:

							Capacity M3
Vessel	Flag	Year	LOA	Beam	Draft	DWT*	Total
			(m)	(m)	(m)

Olmeca	Singapore	2003	130.0	22.4	12.0	15,200	16,800
Maya	Singapore	2002	123.0	20.0	8.7	12,451	14,102
Lacandon	Singapore	2000	124.3	22.4	9.1	12,716	14,313
Chem Leo	Marshall Islands	1988	126.0	20.5	7.7	11,298	11,692

					Total	51,665	56,907

*	Dead weight tons.

Harbor Towing

Since January 1997, Servicios Mexicanos en Remolcadores, S.A. de C.V. (“SMR”) has provided tugboat services in the port of Manzanillo under a 10-year concession, including port docking and navigation in and out of channels and port facilities into open waters. The concession to operate this business was recently renewed by the relevant authorities for 8 more years. We currently operate 4 vessels, of which 3 are owned.

Customers and Contractual Arrangements

The primary purchasers of our Maritime Operations services are multi-national oil, gas and chemical companies. These services are generally contracted for on the basis of short-term or long-term time charters, voyage charters, contracts of affreightment or other transportation agreements tailored to the shipper’s requirements. Even though there was no single customer responsible for 10% or more of consolidated operating revenues in 2005, our ten largest customers accounted for approximately 78% of Maritime Operations services operating revenues. The loss of one or a few of our customers could have a material adverse effect on Maritime Operations services result of operations.

For vessels not operating under time charters or voyage charters, we book cargoes either on a spot (movement-by-movement) or contract of affreightment basis. As with other vessels we operate, tankers operated by our Maritime Operations services under time charter are operated for a daily rate of hire where the customer pays for fuel and we are responsible for the actual operation of the vessel and all other vessel operating expenses. When we bareboat charter a tanker to a customer, the customer pays us a daily rate of hire but also assumes all risk of operation and pays all operating expenses. Contracts of affreightment are contracts with a customer for the carriage of cargoes that are committed on a multi-voyage basis over a period of weeks or months, with minimum and maximum cargo tonnages specified over the period at fixed or escalating rates per ton depending on the duration of the contract.

Typically, under voyage charters and contracts of affreightment the vessel owner pays for the fuel and any applicable port charges.

Markets

The demand for vessels is affected by the level of offshore exploration and drilling activities, which in turn is influenced by a number of factors including:

•	expectations as to future oil and gas commodity prices;

•	customer assessments of offshore drilling prospects compared to land-based opportunities;

•	customer assessments of cost, geological opportunity and political stability in host countries;

•	worldwide demand for oil and natural gas;

•	the ability of The Organization of Petroleum Exporting Countries (“OPEC”) to set and maintain production levels and pricing;

•	the level of production of non-OPEC countries;

•	the relative exchange rates for the U.S. dollar; and

•	various government policies regarding exploration and development of their oil and gas reserves.

Ports and Terminals Operations

We conduct operations at the Mexican ports of Acapulco and Tuxpan. We have been granted three partial assignment agreements of rights and obligations in respect to our operations at Tuxpan. Additionally, we own land and a multipurpose cargo terminal in Tuxpan. Our concession in Acapulco and our partial assignment agreement of rights and obligations in Tuxpan give us the right of first refusal to continue operations for a second term once the term of the original contract expires. This segment contributed 13%, 19% and 10% of consolidated revenues in 2005, 2004 and 2003, respectively.

The following table sets forth our existing port facilities and concessions:

Port	Concession	Date Awarded	Duration

Acapulco	Integral port administration	June 20, 1996	25 years (with possibility of extension)
Tuxpan	Approximately 35,000 square yards of waterfront	September 25, 2000	20 years (with the possibility of extension)
	Approximately 9,500 square yards of land	April 7, 1997	20 years (with the possibility of extension)
	Stevedoring Services	August 4, 1999	10 years (with the possibility of extension)

Acapulco

In June 1996, we received a 25-year concession to operate the tourist port of Acapulco and commenced operations in July 1996. Our port interests in Acapulco are operated through a joint venture with SSA Mexico, Inc. called Administracion Portuaria Integral de Acapulco, S.A. de C.V. (“API Acapulco”), in which we have a 51% interest.

Through API Acapulco, we operate and manage an automobile terminal, a cruise ship terminal with a capacity to receive two cruise ships simultaneously and an automobile warehouse with a capacity to store up to 1,700 automobiles. The automobile terminal was completed in November 1997, and the passenger terminal was completed during the fourth quarter of 2000.

In 2005, we handled 25,963 automobile exports for Volkswagen, Chrysler and Nissan to South America and Asia reflecting an increase of 40.4% from 2004, when we handled approximately 18,500 automobiles at our terminal.

Acapulco is one of the main tourist ports in Mexico. Major cruise ship lines, such as Carnival, Royal Caribbean, Princess and Holland America, among others, make use of our terminal. During 2005, we had 146 cruise ship calls, which represents a 33.9% increase from 2004.

Tuxpan

We own approximately 1,800 acres of land in Tuxpan, and we own a terminal of multipurpose cargo through our wholly owned subsidiary Tecomar, S.A. de C.V. We have access to a contiguous public berth where containers and general cargo can be unloaded and delivered to our multipurpose terminal. Additionally, we offer container-warehousing services at this port. While we currently only handle a small volume of cargo at the port, we are in the process of developing the site. Our Tuxpan port facilities are operated through Operadora Portuaria de Tuxpan, S.A. de C.V., a wholly owned subsidiary of Grupo TMM.

As part of the sale of TMMPyT in 2003, we agreed not to compete with SSA or its affiliates in Mexico for a term of five years, except in connection with our port operations at Tuxpan and API Acapulco. SSA has a right of first refusal with respect to new port operations of the Company or its affiliates up to a maximum of 49% total equity interest in Tuxpan and Lázaro Cárdenas Ports.

Shipping Agencies

We operate shipping agencies at the ports of Acapulco, Veracruz, Coatzacoalcos, Ciudad del Carmen, Dos Bocas, Tuxpan, Cozumel, Costa Maya, Progreso and Zihuatanejo. Our shipping agencies provide services to vessel owners and operators in Mexican ports, including (i) port agent services, including the preparation of the required documentation with the relevant port authorities for the dispatch of vessels; (ii) protective agent services, which support the rotation of crew members and the supply of spare parts; (iii) cargo and multimodal supervision; (iv) ship chandler services, which include the procurement of food, water and supplies and (v) bunkering services, which include the coordination of fuel delivery services. Our shipping agencies also provide shipping agency services at other major ports through agreements with local agents.

Logistics Operations

Through TMM Logistics, a 100%-owned subsidiary of Grupo TMM,, we provide dedicated logistics trucking services to major manufacturers, including automobile manufacturers, and retailers with facilities and operations throughout Mexico. We offer full-service logistics facilities in major industrial cities and railroad hubs throughout Mexico, including in Aguascalientes, Toluca, Puebla, Veracruz, Nuevo Laredo, Mexico City and Monterrey, among others. The services that we provide include consulting, analytical and logistics outsourcing services, which encompass the management of inbound movement of parts to manufacturing plants consistent with just-in-time inventory planning practices; logistics network (order-cycle) analysis; logistics information process design; trucking and intermodal transport; warehouse/facility management; supply chain/logistics management; product manipulation/repackaging; local pre-assembly; maintenance and repair of containers in principal Mexican ports and cities; and inbound and outbound distribution using multiple transportation modes. Due to the scope of our operations, together with the extent of our experience and resources, we believe that we are uniquely positioned to coordinate the entire supply chain for our customers. This segment contributed 35%, 39% and 39% of consolidated revenues in 2005, 2004 and 2003, respectively.

Automotive Services

We provide specialized logistics support for the automotive industry within Mexico. Services include the arrangement and coordination of the movement of motor vehicle parts or sub-assemblies from supplier facilities to assembly plants, inspection and yard management. Additionally, the logistics operations division developed an 80-acre state-of-the-art auto distribution complex in Toluca, which provides transportation services to major auto manufacturers located in the Toluca region, such as DaimlerChrysler and Toyota. Our logistics services can be provided as end-to-end integrated logistics programs (bundled) or discrete services (unbundled) depending on customer needs.

We are presently offering our “Mixing Center” operations to various clients. Mixing Centers are an innovative concept that allows automobile manufacturers to share warehousing and distribution infrastructure. This concept increases volume capacity and results in workflow efficiencies and lower logistics costs.

Trucking Services

In conjunction with our logistics facilities, we offer trucking transport and dedicated logistics trucking services as a value-added service component to streamline the movement of products to and from major Mexican cities and rail hubs. Under Mexican law, trucking transportation in Mexico can be performed only by Mexican-owned companies, such as Grupo TMM. As of April 30, 2006, we operated 536 trucks. We currently provide dedicated trucking services to several major manufacturers and retailers, including Jumex, Allied-Domecq, Wal-Mart, Unilever, Waldo’s and Nissan.

Our domestic service continues to provide trucking services on a spot market basis to major retail stores and consumer product companies. We also provide intermodal services for drayage cargo at Pantaco in Mexico City and Monterrey.

Container Repair and Maintenance

We offer maintenance and repair services for dry and refrigerated containers in Manzanillo, Veracruz, Altamira, Monterrey, Ensenada, Mexico City, San Luis Potosí, Aguascalientes and Nuevo Laredo. These services involve keeping the refrigerated components and other parts of a container in useable condition, including mechanical repair, welding and repainting.

Intermodal Services

Since 2002, TMM Logistics and Hub Group, which is the largest intermodal marketing company in the United States, have been part of a joint network to manage freight moving among Canada, the United States and Mexico. TMM Logistics provides all sales support and operational execution within Mexico for the network. In 2004, we began providing intermodal services, door-to-door, with TMM equipment from major cities in Texas to Mexico City, Puebla, Querétaro and Tlaxcala.

TMM Plus

TMM Plus, a state-of-the-art supply chain platform that we developed, enables us to better control our operations and to provide our customers with full tracking of their products while the products are moving through the supply chain. In addition, this tool increases our capabilities for designing and controlling a variety of logistics services. This platform has expanded our service offerings, which we expect to continue to increase both our volume of business as well as revenues.

Operations with KCS

Several of our operations are in the process of being terminated as a result of our sale of Grupo TFM to KCS, including: (a) Pretrip, a service we provide to prepare railroad equipment prior to departure to ensure compliance with safety regulations, (b) “RoadRailerTM,” a trailer that can travel over railroad tracks or on the road, (c) intermodal terminals and, (d) an automotive logistics outsourcing contract as subcontractor for the distribution of Ford Motor Company finished vehicles in Mexico.

Grupo TMM’s Strategic Partners

We are currently a partner in strategic arrangements with the following companies:

Business	Partner

Ports (Acapulco)	SSA Mexico, Inc.
Automotive Logistic	Auto Warehousing Co.; Rolph Schnellecker S.A. de C.V.

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

Disposition of Grupo TMM’s interest in Grupo TFM to KCS

General

On April 1, 2006, we sold our interest in Grupo TFM stock to Kansas City Southern, or KCS, pursuant to an Amended and Restated Acquisition Agreement dated as of December 15, 2004.

Under the AAA, as consideration for the purchase and upon consummation of the transactions contemplated thereby, TMM Multimodal received: (i) $200 million in cash; (ii) 18 million shares of common stock of KCS, which were valued on such date at approximately $347 million (the “Common Stock”); (iii) promissory notes in a principal amount of $47 million (the “Indemnity Escrow Notes”) and (iv) up to $110 million in a combination of cash, KCS stock and notes following the VAT settlement described below. Pursuant to the Indemnity Escrow Agreement, the Indemnity Escrow Notes were deposited in an escrow account (the “Indemnity Escrow”) and will be available to satisfy certain indemnity claims by KCS. The Indemnity Escrow may be reduced as noted below.

Upon closing of the transaction we recognized a gain on the sale of Grupo TFM in the amount of $196.3 million, or $176.4 million net of deferred income taxes.

The $200 million in cash proceeds from the sale were used to pay down the following obligations: (i) approximately $70.5 million in principal and accrued interest on our securitization program, (ii) approximately $34.0 million to satisfy the GM Put Option and applicable taxes, (iii) approximately $70.0 million to pay down the 2007 Notes on a pro rata basis, on May 13, 2005 ($68.0 million in principal amount and $2.0 million in accrued interest) and (iv) approximately $26 million in related fees and expenses.

On December 9, 2005, Grupo TMM sold all 18 million shares of KCS common stock obtained from the Acquisition to Morgan Stanley as a block sale, for a total of $400.5 million. With these proceeds, Grupo TMM launched on December 15, 2005 a cash tender offer whereby we purchased at the completion thereof on January 17, 2006, $331 million aggregate principal amount of our outstanding 2007 Notes. Pursuant to the terms of the indenture governing the 2007 Notes, the annual interest rate on such notes was reduced by 1% (from 10 1/2% to 9 1/2%) as a result of the reduction in the principal amount of such notes outstanding.

Indemnity Escrow

At the closing of the transactions contemplated by the AAA and as part of the purchase price, as described above, promissory notes in the aggregate principal amount of $47 million were deposited in the Indemnity Escrow to cover indemnity claims by KCS against any of the Sellers relating to breaches by the Sellers as specified in the AAA. The Indemnity Escrow is subject to reduction upon the occurrence of any of the following:

•	the Escrow Agent receiving joint written instructions from KCS and TMM to make such reduction, specifying the amount thereof;

•	the Escrow Agent receiving written instructions from KCS to make such reduction, specifying the amount thereof, with a copy simultaneously sent to TMM, and the Escrow Agent not receiving a written objection from TMM within ten business days of the date that such instructions are received by the Escrow Agent and TMM; or

•	the Escrow Agent receiving a final order, decree or judgment of a court of competent jurisdiction, or arbitration tribunal, accompanied by an opinion of counsel that such order, decree or judgment is final.

Certain claims for indemnification to be satisfied against the Indemnity Escrow are (i) subject to arbitration between the parties and (ii) have recourse exclusively to the amount of the Indemnity Escrow. Notwithstanding the foregoing, KCS may bring no more than two arbitration proceedings relating to all such claims and no such proceeding may be initiated after April 1, 2007. In addition, claims arising out of alleged breaches of the representations and warranties in the AAA concerning certain matters, including tax matters and certain losses (“Losses”) described in the AAA will not be subject to the $47 million limitation.

On June 1, 2007 any proceeds in the Indemnity Escrow will be released to us, provided, that if there are unresolved claims that were initiated prior to April 1, 2007 and are still pending on June 1, 2007, then an amount of the promissory note equal to the amount of such unresolved claims will be retained in the Indemnity Escrow until such claims are resolved. Arbitration in connection with this paragraph will be held in accordance with the arbitration rules of the American Arbitration Association and will be conducted in New York, New York, with Delaware law to apply to the AAA.

TFM VAT Award; VAT Contingency Payment and VAT Escrow

On September 13, 2005, Grupo TMM, KCS and TFM reached a settlement agreement with the Mexican Government in connection with TFM’s VAT lawsuit and the Mexican Government’s Put Option (the “VAT Put”). In accordance with such settlement — Grupo TFM, acquired the 20 percent of shares issued by TFM subject to the Put held by the Mexican Government on a basis that effectively offsets the VAT claim and Put obligation and therefore ending all litigation on these issues.

On March 13, 2006, after settlement of the VAT Put on September 13, 2005, the Company received from KCS a VAT contingency payment in the total amount of $110 million. The VAT Contingency Payment was the result of a settlement of a dispute between the Company, the Mexican government, and KCS and its subsidiaries concerning the payment of a VAT refund by the Mexican government to Grupo TFM, one of the Company’s subsidiaries at the time, and the purchase of the remaining shares of TFM owned by the Mexican government. The VAT Contingency Payment was paid as follows: (i) $35 million in cash, (ii) 1,494,469 shares of Common Stock of KCS, totaling $35 million worth of stock, and (iii) a promissory note in the amount of $40 million (the “VAT Escrow Note”). Pursuant to the Escrow Note Agreement, the VAT Escrow Note was deposited into an escrow account (the “VAT Escrow”) to provide security for certain tax indemnity claims by KCS, and may be reduced upon the occurrence of any of the following:

•	the Escrow Agent receiving joint written instructions from KCS and TMM to make such reduction, specifying the amount thereof;

•	the Escrow Agent receiving written instructions from KCS to make such reduction, specifying the amount thereof, with a copy simultaneously sent to TMM, and the Escrow Agent not receiving a written objection from TMM within ten business days of the date that such instructions are received by the Escrow Agent; or

•	the Escrow Agent receiving a final order, decree or judgment of a court of competent jurisdiction, or arbitration tribunal, accompanied by an opinion of counsel that such order, decree or judgment is final.

All claims relating to the VAT Escrow Note will be subject to arbitration between the parties and specific tax matters described in the AAA will be resolved pursuant to Section 10.5(e) which contemplates procedures for resolving certain tax indemnification claims.

The VAT Escrow Note is to be released to us on the earlier to occur of the (i) the fifth anniversary of the Deposit Date, (ii) the receipt of the Escrow Agent of the written instructions from KCS, provided there is no unresolved objection from the Company, or (iii) receipt by the Escrow Agent of a final order, decree or judgment of a court of an arbitrational tribunal, accompanied by an opinion of counsel that such order, decree or judgment is final (the “Release Date”). If there are unresolved claims regarding the reduction of the principal amount of the Escrow Note on the Release Date, then an amount of the promissory note equal to the amount of such unresolved claims will be retained in the VAT Escrow Note until such claims are resolved. Arbitration in connection with this paragraph will be held in accordance with the arbitration rules of the American Arbitration Association and will be conducted in New York, with Delaware law to apply to the AAA.

Stockholders’ Agreement

In connection with the shares received as part of the consideration for the Acquisition, the Company and certain of its Subsidiaries and principal stockholders (the “Stockholder Parties”) entered into a Stockholders’ Agreement with KCS containing provisions which, prior to its termination, restricted certain transfers of the shares, restricted certain activities aimed at influencing the control and management of KCS by the Company and obligated KCS to assist in a transaction to distribute the shares to the Company’s stockholders.

On December 9, 2005, we executed a block sale of our 18,000,000 KCS shares received from the Acquisition to Morgan Stanley. Consequently, pursuant to section 7.1 of the Stockholders’ Agreement, on January 9, 2006, the majority of terms of the Stockholders’ Agreement terminated as noted below when we ceased to beneficially own, for at least 30 consecutive days, 40% of the Voting Securities initially acquired pursuant to the merger contemplated by the AAA. Following the termination noted above, certain provisions of the Stockholders’ Agreement relating to the disposition of KCS shares to certain competitors as well as miscellaneous provisions continue to remain in full force and effect.

Currently, we may freely sell our KCS shares to a competitor, but KCS has a right of first refusal to purchase any shares proposed to be transferred to a competitor of KCS. The right of first refusal is exercisable within 10 business days after KCS receives notice of the proposed transfer as to all, but not less than all, of the shares proposed to be transferred at a price per share equal to the purchase price in cash. If KCS timely elects to exercise its right or first refusal, the purchase must be completed within 60 days after notice of the proposed sale unless a longer time is required to secure regulatory approvals. If KCS does not exercise its right of first refusal, we are free to sell the shares to such competitor on terms no more favorable than those offered to KCS at any time during a period of 120 days after the expiration of the 10 day notice period to KCS; provided, that any disposition by us of KCS shares in a public offering or pursuant to Rule 144 is not subject to this right of first refusal.

Registration Rights Agreement

KCS entered into a Registration Rights Agreement with Grupo TMM and certain of its affiliates which, pursuant to the terms thereof, it agreed to register under the U.S. securities laws the shares of KCS that were issued to Grupo TMM in connection with the Acquisition. Under the Registration Rights Agreement, any of the registrations may be underwritten registrations and the Company has the right to select the underwriter, subject to the approval of KCS, which shall not be unreasonably withheld. In addition, Grupo TMM has unlimited piggy-back rights, subject to customary cut back rights. The obligation of KCS to file any registration statement or to maintain its effectiveness is subject to typical holdback, delay and deferral provisions. With respect to the first four registrations under the Registration Rights Agreement, KCS is required to pay all costs associated with the registration of the shares, but not any indemnity fees or commissions.

Pursuant to the Registration Rights Agreement, we requested that KCS register the resale of the 18 million KCS shares that we received in April 2006 pursuant to the AAA, and these shares were subsequently sold pursuant to registration statement on Form S-3 filed by KCS. In addition, we requested that KCS register the 1,494,469 shares received following the VAT settlement by May 25, 2006. However, in May 2006, KCS notified us that it was permitted to delay the filing of a registration statement to register the KCS shares because it was not then eligible to file a registration statement on Form S-3. KCS states that its ineligibility arose from its failure to timely file its Annual Report on Form 10-K with the SEC. Pursuant to the terms of Registration Rights Agreement, KCS is permitted to delay the filing of any Registration Statement if KCS is not eligible to use Form S-3. Therefore, KCS will not be eligible to use Form S-3 again until after filing its Form 10-K for fiscal year 2006, which is due March 17, 2007, and only if it makes all its periodic SEC filings timely in the meantime and meets the other eligibility requirements.

Consulting Agreement

Mr. José F. Serrano International Business, S.A. de C.V. (the “Consultant”), a consulting company organized by Sr. José Serrano, entered into a consulting agreement with KCS dated December 15, 2004 (the “Consulting Agreement”) pursuant to which it agreed to provide consulting services to KCS in connection with the portion of the business of KCS conducted in Mexico (with particular focus on the maintenance, fostering and promotion of a positive relationship between KCS and Mexican Government officials) for a period of three years. Consulting services will be provided exclusively in Mexico. As consideration for the services, the Consultant will receive an annual fee of $3.0 million per year for a period of three years. On March 13, 2005, on the one hundred eightieth (180th) day following the Final Resolution of the VAT Claim and Put, the Consultant received an additional fee of $9.0 million in cash.

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

Marketing Arrangements

In connection with the sale of Grupo TFM, the parties and their affiliates entered into three marketing arrangements described below.

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

Sales and Marketing

Much of the success of our business depends on our marketing network. Our marketing network consists of affiliated offices, agencies at Mexican ports and a sales force based throughout Mexico to sell our logistics, ports and specialized maritime services. Our marketing and sales efforts are designed to grow and expand our current customer base by initiating long-term contracts. We have devised, implemented and will continue to implement several customer service initiatives in connection with our marketing efforts, which include the designation of customer sales territories and assignment of customer service teams to particular customers.

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

We have developed an internet-based information systems platform that integrates different logistics services, thereby increasing the efficiency of our logistics operations. The information systems platform supports dedicated logistics contracts and yard management. The new systems platform allows our customers to access information regarding the location and status of their cargo via touch-tone telephone or computer. See “— Business Strategy — Reducing Operating Costs.”

Competition

Maritime Operations

The Company’s primary competitors in the Offshore Vessel business are Oceanografía, S.A. de C.V. (partner of Otto Candies LLC in Mexico) and Nautica Saltamar, S.A. de C.V. (Mexican front company in Mexico of Tidewater, Inc., the world’s largest offshore vessel operator). Tidewater, Inc. has a substantially greater percentage of domestic and foreign offshore marine market share compared to the Company and its other competitors. Other important offshore vessel operators in México include Consultoría y Servicios Petroleros S.A. de C.V., Naviera Integral S.A. de C.V., Naviera Tamaulipas S.A. de C.V., Seamar Mexico S. de R.L. de C.V., Eddison Chuest Mexico S. de R.L. de C.V., Cotemar S.A. de C.V.

The Company’s primary competitor in the Parcel Tanker business is Stolt-Nielsen Transportation Group Ltd. Some other competitors in this business include Odfjell Seachem, and Mapa Logistics S.A. de C.V.

The Company’s primary competitors in the Tugboat business are Saam Remolques, S.A. and Boluda Internacional, S.A.

The Company’s primary competitors in the Product Tanker business are Arrendadora Ocean Mexicana, S.A. de C.V. and Naviera del Sureste, S.A. de C.V.

The Company believes the most important competitive factors concerning the Maritime Operations segment are pricing and the availability of equipment to fit customer requirements, including the ability to provide and maintain logistical support given the complexity of a project and the cost of transferring equipment from one market to another. The Company believes it can capitalize on opportunities as they develop for purchasing, mobilizing, or upgrading vessels to meet changing market conditions.

Logistics Operations

Our 3 PL business (Third Party Logistics), the Company faces competition primarily from Car Logistics S.A. de C.V. and Axis Logistics S.A. de C.V.

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

The Company believes the most important competitive factors in the Logistics Operations segment are price, customer service, brand name, experience, operating capabilities and state-of-the-art information technology.

Regulatory Framework

Certain countries have laws which restrict the carriage of cargos depending upon the nationality of a vessel or its crew or the origin or destination of the vessel, as well as other considerations relating to particular national interests. According to Mexican law, cabotage (intra-Mexican movement) must be conducted by ships carrying the Mexican flag. We believe we are currently in material compliance with all such restrictions imposed by the jurisdictions in which we operate. However, we cannot predict the cost of compliance if our business is expanded into other jurisdictions which have enacted similar regulations.

We are also subject to the laws of various jurisdictions and international conferences with respect to the discharge of materials into the environment. See “— Environmental Regulation” and “— Insurance.”

Truck transportation within Mexico is reserved for Mexican nationals or entities that include in their constituent documents or Bylaws the “foreigners exclusion clause” (cláusula de exclusión de extranjeros), or a clause allowing other foreign investment through “neutral investment vehicles or securities.” Truck transportation is regulated by the Ley de Caminos, Puentes y Autotransporte Federal and the Ley de Vias Generales de Comunicacion.

Our port operations are subject to the Ley de Puertos. Port operations require a concession title granted by the Mexican Government to special companies incorporated under the Ley de Puertos, which companies may partially assign their concession title to third parties for the use and exploitation of assets owned by the Mexican Government in the different port facilities (subject to the Ley de Puertos and the terms and conditions of the concession title). Various port services require a special permit granted by the Ministry of Communications and Transportation of Mexico. Concession titles may be revoked under certain circumstances set forth by applicable law and the concession title. Partial assignments of concession titles may be rescinded under certain circumstances established in the corresponding assignment agreements. Foreign investment in special companies incorporated under the Ley de Puertos (such as API Acapulco) may not exceed 49%, except through vehicles or securities deemed by applicable Mexican law as “neutral investments.”

Environmental Regulation

Our operations are subject to Mexican federal and state laws and regulations relating to the protection of the environment, as well as technical environmental requirements issued by the SEMARNAT. Under the General Law of Ecologic Equilibrium and Protection to Environment (Ley General de Equilibrio Ecológico y Protección al Ambiente) and the General Law for Integral Prevention and Handling of Residues (Ley General de Prevención y Gestión Integral del Residuos), the SEMARNAT and other authorized ministries have promulgated standards, for, among other things, water discharge, water supply, emissions, noise pollution, hazardous substances, transportation and solid waste generation. The terms of the port concessions also impose on us certain environmental law compliance obligations. See “— Insurance.”

Under OPA, responsible parties, including owners and operators of ships, are subject to various requirements and could be exposed to substantial liability, and in some cases, unlimited liability for removal costs and damages, including natural resource damages and a variety of other public and private damages, resulting from the discharge of oil, petroleum or related substances into United States waters by their vessels. In some jurisdictions, claims for removal costs and damages would enable claimants to immediately seize the ships of the owning and operating company and sell them in satisfaction of a final judgment. The existence of comparable statutes enacted by individual states of the United States, but requiring different measures of compliance and liability, creates the potential for similar claims being brought under state law. In addition, several international conventions that impose similar liability for the discharge of pollutants have been adopted by other countries. If a spill were to occur in the course of the operation of one of our vessels carrying petroleum products, and such spill affected the United States or another country that had enacted legislation similar to OPA, we could be exposed to substantial or unlimited liability.

The U.S. Clean Water Act imposes restrictions and strict controls regarding the discharge of wastes into the waters of the United States. The Clean Water Act and comparable state laws, provide for civil, criminal and administrative penalties for unauthorized discharges of pollutants. In the event of an unauthorized discharge of wastes or pollutants into waters of the United States, we may be liable for penalties and could be subject to injunctive relief.

In addition, our seagoing transport of petroleum and petroleum products subjects us to additional regulations and exposes us to liability specific to this activity. Laws and international conventions adopted by several countries in the wake of the “Exxon Valdez” accident, most notably OPA (discussed above), could result in substantial or even unlimited liability for us in the event of a spill. Moreover, these laws subject tanker owners to additional regulatory and insurance requirements. We believe that we are in compliance with all material requirements of these regulations.

We could have liability with respect to contamination at our former U.S. facilities or third-party facilities in the U.S. where we have sent hazardous substances or wastes under the U.S. Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA” or “Superfund”) and comparable state laws (known as state Superfund laws). CERLCA and the state Superfund laws impose joint and several liability for the cost of investigation and remediation, natural resources damages, certain health studies and related costs, without regard to fault or the legality of the original conduct, on certain classes of persons with respect to releases into the environment of certain substances. There persons, commonly called “potentially responsible parties” or “PRPs” include the current and certain prior owners or operators of and persons that arranged for the disposal or treatment of certain substances at sites where a release has or could occur. In addition, other potentially responsible parties, adjacent landowners or other third parties may initiate cost recovery actions or toxic tort litigation against PRPs under CERCLA, state Superfund laws or state common law.

Noncompliance with applicable environmental laws and regulations may result in the imposition of considerable administrative or civil fines, temporary or permanent shutdown of operations or other injunctive relief, or criminal prosecution. We currently believe that all of our facilities and operations are in substantial compliance with applicable environmental regulations. There are currently no material legal or administrative proceedings pending against us with respect to any environmental matters, and we do not believe that continued compliance with environmental laws will have a material adverse effect on our financial condition or results of operations.

We cannot predict the effect, if any, that the adoption of additional or more stringent environmental laws and regulations would have on the operations of companies that are engaged in the type of business in which we are engaged, or specifically, on our results of operations, cash flows, capital expenditure requirements or financial condition.

Insurance

Our business is affected by a number of risks, including mechanical failure of vessels, trucks and other transportation equipment, collisions, property loss of vessels, trucks and other transportation equipment, piracy, cargo loss or damage, as well as business interruption due to political circumstances in Mexico and in foreign countries, hostilities and labor strikes. In addition, the operation of any oceangoing vessel is subject to the inherent possibility of catastrophic marine disaster, including oil spills and other environmental accidents, and the liabilities arising from owning and operating vessels in international trade.

We maintain insurance to cover the risk of partial or total loss of or damage to all of our assets, including, but not limited to, seagoing vessels, port facilities, port equipment, trucks, land facilities and offices. In particular, we maintain marine hull and machinery and war risk insurance on our vessels, which covers the risk of actual or constructive total loss. Additionally, we have protection and indemnity insurance for damage caused by our operations to third persons. With certain exceptions, we do not carry insurance covering the loss of revenue resulting from a downturn in our operations or resulting from vessel off-hire time on certain vessels. In certain instances, and depending on the ratio of insurance claims to insurance premiums paid, we may choose to self-insure our over-the-road equipment following prudent guidelines. We cannot assure you that our insurance would be sufficient to cover the cost of damages suffered by us or damages to others, that any particular claim will be paid or that such insurance will continue to be available at commercially reasonable rates in the future. OPA 90, by imposing potentially unlimited liability upon owners, operators and bareboat charters for certain oil pollution accidents in the United States, made liability insurance more expensive for ship owners and operators.

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

Organizational Structure

We hold a majority of the voting stock in each of our subsidiaries. The most significant subsidiaries, as of April 30, 2006, include:

	Country of	Ownership	Voting
Name	Incorporation	Interest	Interest

Administración Portuaria Integral de Acapulco S.A. de C.V.*	México	51%	51%
Servicios Mexicanos en Remolcadores, S.A. de C.V. (Tugboats)*(1)	México	60%	60%
Lacto Comercial Organizada, S.A. de C.V. (Trucking)	México	100%	100%
Autotransportación y Distribución Logística, S.A. de C.V.*	México	51%	51%
Transportación Marítima Mexicana, S.A. de C.V. (formerly Naviera del Pacífico, S.A. de C.V.) (Parcel tankers)	México	100%	100%
Terminal Marítima de Tuxpan, S.A. de C.V. (Ports)	México	100%	100%
TMM Logistics, S.A. de C.V. (Logistics)	México	100%	100%
Seglo, S.A. de C.V. (Logistics)*	México	39%	39%
TMM Agencias, S.A. de C.V.	México	100%	100%
Seglo Operaciones Logísticas, S.A. de C.V.	México	50%	50%
Buques Tanque del Golfo, S.A. de C.V.	México	100%	100%
Buques Tanque del Pacífico, S.A. de C.V.	México	100%	100%
New Marmex, S.A. de C.V.	México	100%	100%
Marmex Offshore, S.A. de C.V.	México	100%	100%

(*)	Less than wholly-owned by the Company.

(1)	See Recent Developments

Property, Plant and Equipment

Our principal executive offices are in Mexico City, and are currently under lease from March through March 2021. Our business activities and the business activities of our subsidiaries in the logistics and transportation fields are conducted with both leased and owned equipment, and, in certain instances, through concessions granted to us by the Mexican Government. We were granted the right to operate certain facilities, including certain cruise ship terminals and ports, as part of franchises awarded through the Mexican Government’s privatization activity. We operate facilities, either through leases or with direct ownership interests, in Acapulco, Aguascalientes, Altamira, Campeche, Coatzacoalcos, Cuernavaca, Ensenada, Veracruz, Mexico City, Monterrey, Nuevo Laredo, Puebla, Queretaro, Toluca and Tuxpan. See Item 4. “Information on the Company — Business Overview,” and Notes 8 and 9 to our Financial Statements.

Concession Rights and Related Assets as summarized below:

			Estimated
	Years Ended December 31,		Useful Life
	2005	2004	(Years)
	(In thousands of dollars)

API Acapulco	$6,783	$6,783	25
Tugboats in the port of Manzanillo	2,170	2,170	10

	8,953	8,953
Accumulated amortization	(4,512)	(4,024)

Concession rights and related assets — net	$4,441	$4,929

Property, Plant and Equipment are summarized below:

			Estimated
	Years Ended December 31,		Useful Lives
	2005	2004	(Years)
	(In thousands of Dollars)

Vessels	$89,724	$14,356	25
Dry-docks (major vessel repairs)	1,641	2,148	5
Buildings and installations	11,045	11,660	20 and 25
Warehousing equipment	92	100	10
Computer equipment	304	465	3 and 4
Terminal equipment	1,486	1,901	10
Ground transportation equipment	14,796	9,837	4, 5 and 10
Other equipment	1,519	4,101	5

	120,607	44,568

Land	14,070	14,268
Construction in progress	31,140	21,500

Total Property, Plant and Equipment — net	$165,817	$80,336

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Over the last few years, we have been making significant changes to our business, including:

•	Reducing our corporate overhead: Over the last few years, we have significantly reduced our operating costs by reducing corporate staff headcount from 222 to 97 full-time equivalent positions, through the elimination of redundant functions and the transfer of certain employees to other business areas within the Company. In 2005 and after the sale of Grupo TFM, Logistics Operations was restructured reducing its personnel to their current activities. Our projections for 2006 contemplate a reduction of approximately $5.0 million in corporate overhead on an annualized basis.

•	Introducing cost-saving technology: We have developed an Internet-based information systems platform that integrates logistics services, thereby increasing the efficiency of our logistics operations. The information systems platform supports dedicated logistics contracts and yard management. The new systems platform allows our customers to access information regarding the location and status of their cargo via touch-tone telephone or computer.

•	Selling our port businesses: On May 13, 2003, we sold our 51% interest in TMMPyT, included in our Ports and Terminals segment (which included our ports operations at Cozumel, Manzanillo, Veracruz and

Progreso), for approximately $114 million in cash, subject to certain post-closing adjustments. Net proceeds from this sale were used to repay amounts under our securitization facility and other short-term debt.

•	Extending the maturity of our debt: We are continuing to review alternatives to restructure our debt to extent the maturity thereof.

•	Selling our interest in Grupo TFM to KCS: On April 1, 2005, we completed the sale of our interest in Grupo TFM to KCS. As consideration for this sale we received $200 million in cash, $47 million in a 5% promissory note that will be paid to us on June 1, 2007, 18 million shares of KCS common stock sold on December 9, 2005 for $400.5 million and, an additional $110 million in cash and stock that were paid by KCS to us on March 13, 2006 after the completion of a settlement involving the VAT and Put lawsuits. Net proceeds received from this sale were used to repay remaining outstanding amounts under our securitization facility (as defined below) GM Put Option (as later defined) obligation and to repurchase a portion of our 2007 Notes.

•	Purchase of 40% Marmex stake from Seacor: In December 2005, the Company entered into an agreement with Seacor for the purchase of Seacor’s 40 percent interest in Marítima Mexicana, S.A. de C.V. (“Marmex”), a joint venture company dedicated to providing maritime offshore services in Mexico’s Gulf Coast. As part of this transaction, TMM also purchased five offshore vessels owned by Seacor and flagged the vessels Mexican, and at the same time converted three additional offshore vessels from leased to owned status. All eight vessels are working under time charter contracts supporting offshore oil exploration and production activities in the Gulf of Mexico. The aggregate cost of these transactions, including the purchase of Marmex’s 40 percent shares, the purchase of five vessels from Seacor, and the conversion to owned status of the three vessels under lease, was $75 million, of which $70 million was financed. The transaction closed March 3, 2006.

•	Purchase of 40% SMR stake from Smit: On May 9, 2006, the Company purchased the remaining 40 percent minority stake held by the Dutch company Smit in Servicios Mexicanos en Remolcadores, S.A. de C.V. (“SMR”), a joint venture company dedicated to providing harbor towing services at the Port of Manzanillo, Mexico. The purchase price was $9.0 million. The concession to operate this business was recently renewed by the ports authorities for an additional 8 years.

Operating Results

The following discussion should be read in conjunction with, and is qualified in its entirety by reference to, our Financial Statements and the notes thereto appearing elsewhere in this Annual Report. Our Financial Statements have been prepared in accordance with IFRS, which differ in certain respects from U.S. GAAP. Note 27 to the annual audited Financial Statements provides a description of the principal differences between IFRS and U.S. GAAP as they relate to us, and a reconciliation to U.S. GAAP of net income (loss) and total shareholders’ equity.

General

Set forth below is a summary of the results of operations (excluding our discontinued operations described below):

	Year Ended December 31,
	2005	2004	2003
	(In millions of Dollars)

Consolidated Transportation Revenues
Maritime Operations	$159.6	$127.8	$116.0
Ports and Terminals Operations	38.8	26.6	21.5
Logistics Operations	108.4	7.6	89.5
Intercompany revenues	(0.2)	(1.0)	(0.1)

Total	$306.6	$251.0	$226.9

Income on Transportation
Maritime Operations	$22.2	$14.7	$8.0
Ports and Terminals Operations	1.2	0.4	0.4
Logistics Operations	(0.9)	4.3	2.5
Shared corporate costs	(17.4)	(16.0)	(16.0)

Total	$5.1	$3.4	$(5.1)

Discontinued Operations

On May 13, 2003, we completed the sale of our 51% interest in TMM Puertos y Terminales (“TMMPyT”) to an affiliate of our former partner in this business segment, SSA. Included in the sale were the operations at the ports of Manzanillo, Cozumel, Veracruz and Progreso. We presently operate two Mexican port facilities, Tuxpan and Acapulco. On April 1, 2005, we completed the sale of our interest in Grupo TFM to KCS. As consideration for this sale we received $200 million in cash, $47 million in a 5% promissory note that is payable to us on June 1, 2007 pursuant to its terms, 18 million shares of KCS common stock sold on December 9, 2005 for $400.5 million, and an additional $110 million in cash and stock that was paid by KCS on March 13, 2006 after the completion of a settlement involving the VAT and Put lawsuits. See Item 4. “Information on the Company — Business Overview — Disposition of Grupo TMM’s interest in Grupo TFM to KCS” and “Business Overview — Ports and Terminals Operations” for further details and Note 2 to our Financial Statements.

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

The summary of operating results from discontinued operations is as follows:

Income Statement

	Year Ended December 31,
	2005(1)	2004(1)	2003(2)
	(In thousands of Dollars)

Transportation revenues	$157,459	$679,328	$711,146
Income on transportation	$29,733	$125,868	$142,114

(1)	Reflects railroad operations as discontinued operations.

(2)	Reflects: (i) railroad operations as discontinued operations and (ii) ports and terminals operations (through May 13, 2003) as discontinued operations.

Transportation Revenues

	Year Ended December 31,
	2005(1)	2004(1)	2003(2)
	(In thousands of Dollars)

Railroad Operations	$170,088	$699,223	$698,528
Ports and Terminals Operations	—	—	30,718
Intercompany Revenues	(12,629)	(19,895)	(18,100)

Total	$157,459	$679,328	$711,146

(1)	Reflects railroad operations as discontinued operations.

(2)	Reflects: (i) railroad operations as discontinued operations and (ii) ports and terminals operations (through May 13, 2003) as discontinued operations.

For the year ended December 31, 2005, revenues for railroad operations include only three months of operations because of the TFM disposition on April 1, 2005 (See Note 2 Financial Statements).

Revenues for ports and terminals operations were only accounted through May 13, 2003, which includes operations at the ports of Manzanillo, Cozumel, Veracruz and Progreso.

Operating Income

	Year Ended December 31,
	2005(1)	2004(1)	2003(2)
	(In thousands of Dollars)

Railroad Operations	$29,733	$125,868	$132,006
Ports and Terminals Operations	—	—	10,108

Total	$29,733	$125,868	$142,114

(1)	Reflects railroad operations as discontinued operations.

(2)	Reflects: (i) railroad operations as discontinued operations and (ii) ports and terminals operations (through May 13, 2003) as discontinued operations.

For the year ended December 31, 2005, operating income for railroad operations included only three months of operations because of the TFM disposition on April 1, 2005 (See Note 2 Financial Statements).

Operating income for ports and terminals operations was only accounted for through May 13, 2003, which includes operations at the ports of Manzanillo, Cozumel, Veracruz and Progreso.

Fiscal Year ended December 31, 2005 Compared to Fiscal Year ended December 31, 2004

Revenues from operations for the year ended December 31, 2005 were $306.6 million compared to $251.0 million for the year ended December 31, 2004. Improved revenues were reported at all Grupo TMM divisions.

	Consolidated Transportation Revenues
	($ in millions)
	Years Ended December 31,
					Y2004 vs.
		% of Net		% of Net	Y2005
	2005	Revenues	2004	Revenues	% Change

Ports and Terminals Operations	$38.8	12.6%	$26.6	10.6%	45.8%
Maritime Operations	159.6	52.0%	127.8	50.9%	24.9%
Logistics Operations	108.4	35.4%	97.6	38.9%	11.1%
Intercompany Revenues(*)	(0.2)	(0.0)%	(1.0)	(0.4)%	80.0%

Total	$306.6	100.0%	$251.0	100.0%	22.2%

(*)	Represents the elimination of intercompany transactions between segments.

Ports and Terminals Operations

Ports and Terminals operations’ revenues improved 45.8% to $38.8 million in the year ended December 31, 2005 and accounted for 12.6% of net total revenues compared to $26.6 million for 2004. At Acapulco, revenues increased by 33.6% in the cruise ship business as a result of increased ship calls and 49.1% in the car-handling business as export volumes increased by 40.4% in 2005 compared to 2004. In 2005, we handled automobile exports for Volkswagen, Chrysler and Nissan to South America and Asia. Shipping agencies’ revenues increased 27.0% from 2004 to 2005.

Maritime Operations

Maritime Operations’ revenues increased 24.9% to $159.6 million in 2005 and accounted for 52.0% of net total revenues compared to $127.8 million in 2004. This increase was mainly attributable to increased revenues of 157.2% and 21.4% in services related to product tankers and tug boats, respectively, compared to 2004. These increases were mainly attributable to new additional contracts and contracts renewed at higher rates.

Logistics Operations

Logistics operations’ revenues increased by 11.1% to $108.4 million in 2005 and accounted for 35.4% of net total revenues compared to $97.6 million in 2004. This increase was mainly due to the start-up services related to the movement of Ford Motor Company vehicles in Mexico. In April 2004, Ford Motor Company signed an automotive logistic outsourcing contract with TFM, which in turn subcontracted TMM Logistics to provide logistic operations services at the Ford assembly plant in Cuautitlán Izcalli through a Vehicle Distribution Center, providing overall logistics solutions for national distribution (through a number of transport providers) of all new vehicles of Ford Motor Company in Mexico. Nevertheless, this contract was ended on March 2006 as result of the sale of Grupo TFM to KCS. See “Recent Developments — Disposition of Grupo TMM’s interest in Grupo TFM to KCS — The Amended Acquisition Agreement.”

Income on Transportation

Under IFRS, income on transportation reflects revenues on transportation minus operating costs and expenses. Reference to operating income in this Annual Report refers to income on transportation; plus/minus the effect of other income (expenses) as presented in the Financial Statements included in this Annual Report.

Total costs and expenses in the year ended December 31, 2005 increased 21.8% to $301.5 million from $247.6 million in the year ended December 31, 2004. This increase was mainly attributable to an increase of 21.8%

in leases and other rents and 23.6% in purchased services. Operating income increased to $5.1 million in the year ended December 31, 2005 from an operating profit of $3.4 million incurred in the year ended December 31, 2004.

	Grupo TMM Operations
	Income on Transportation (1)(2)(3)
	($ in millions)
	Year Ended December 31,
			Y2004 vs.
			Y2005
	2005	2004	% Change

Ports and Terminals Operations	$1.2	$0.4	200.0%
Maritime Operations	22.2	14.7	51.0%
Logistics Operations	(0.9)	4.3	(120.9)%
Shared Corporate Costs	(17.4)	(16.0)	(8.8)%

Total	$5.1	$3.4	50%

(1)	Operating results are reported as Income on Transportation in our Financial Statements included elsewhere in this Annual Report.

(2)	Includes estimated allocated administrative costs. For 2005: $4.0 million in Ports and Terminals Operations, $4.4 million in Maritime operations, $5.9 million in Logistics Operations and $17.4 million in Shared Corporate Costs. For 2004: $3.5 million in Ports and Terminals Operations, $4.5 million in Maritime operations, $5.4 million in Logistics Operations and $15.9 million in Shared Corporate Costs.

(3)	Includes Restructuring Expenses. In 2005: $0.1 million in Maritime operations, $1.2 millions in Logistics operations, $0.3 millions in Ports and Terminals operations and $0.4 million in shared corporate costs. For 2004 $0.2 million in Maritime operations and $0.6 million in Shared Corporate Costs.

Ports and Terminals Operations

Ports and Terminals Operations’ operating profit for the year ended December 31, 2005 increased $0.8 million (including $4.0 million of estimated allocated administrative costs) compared to $0.4 million (including $3.5 million of estimated allocated administrative costs) for the year ended December 31, 2004. This increase was mainly due to an increase in the number of cruise ships calls and automobiles handled at Acapulco.

Maritime Operations

Maritime Operations’ operating profit for the year ended December 31, 2005 increased to $22.2 million (including $4.4 million of estimated allocated administrative costs) from $14.7 million (including $4.5 million of estimated allocated administrative costs) for the year ended December 31, 2004. This increase was mainly due to increased gross profit in services related to product tankers and tugboats, as a result of increased volumes, additional contracts and higher tariffs.

Logistics Operations

Logistics Operations’ operating profit for the year ended December 31, 2005 decreased to $(0.9) million (including $5.9 million of estimated allocated administrative costs) from $4.3 million (including $5.4 million of estimated allocated administrative costs) for the year ended December 31, 2004. This decrease was mainly due a decrease in Grupo TMM operations activity levels with Grupo TFM as consequence of Grupo TFM sale to KCS. Furthermore, Grupo TMM incurred severance cost and expenses derived from the decision to restructure these operations.

Financial Expenses and Income, Net

	Financial Expenses and
	Income, Net
	($ in millions)
	Year Ended December 31,
			Y2004 vs.
			Y2005
	2005	2004	% Change

Financial expenses and income, net	$89.6	$85.3	5.0%

Net financial expense incurred in the year ended December 31, 2005 was $89.6 million compared to net financial expense of $85.3 million in the year ended December 31, 2004. Net financial expense included a net exchange gain of $1.3 million in 2005 and a net exchange gain of $2.5 million in 2004. Financial costs increased mainly due to increase in $10.8 million of the higher interest rate and principal amount on the 2007 Notes, $3.0 million of interest by new borrowings and $4.5 million of additional amortization of expenses capitalized of debt restructuring, due to prepaid of $68.0 million in April 2005 on the 2007 Notes. The increase was partially offset by the recognition of $13.5 million loss on the GM Put Option in 2004.

Other (Expenses) Income — Net

	Other (Expenses) Income, Net
	($ in millions)
	Year Ended December 31,
			Y2004 vs.
			Y2005
	2005	2004	% Change

Other (expenses) income, net	$(1.0)	$16.2	(106.2)%

Other (expenses) income — net loss of $1.0 million in the year ended December 31, 2005 mainly included a $3.5 million gain from sale of subsidiaries, $0.5 million in recoverable income taxes partially offset by a $3.3 million in impairment test goodwill adjustment and others. Other income net of $16.2 million in the year ended December 31, 2004 included mainly a $17.1 million gain in recoverable income taxes partially offset by a $0.7 million reserve for contingencies.

Benefit (Provision) for Income Taxes

	Benefit (Provision) for
	Income Taxes
	($ in millions)
	Year Ended December 31,
			Y2004 vs.
			Y2005
	2005	2004	% Change

Benefit (provision) for income taxes	$61.6	$(43.7)	241.0%

A tax benefit of $61.6 million was reported in the year ended December 31, 2005 compared to a tax provision of $43.7 million reported in the year ended December 31, 2004. This increase was mainly attributable to a significant amount of fiscal assets.

Minority Interest

	Minority Interest
	($ in millions)
	Year Ended December 31,
			Y2004 vs.
			Y2005
	2005	2004	% Change

Minority interest	$4.2	$2.7	55.6%

Minority interest increased to $4.2 million in the year ended December 31, 2005 from $2.7 million in the year ended December 31, 2004. This increase resulted from a gain in the supply vessel business that was recognized by our partner (Seacor Marine, Inc.) in this business segment.

Net Income (Loss) for the Period, attributable to equity holders of the Grupo TMM.

	Net Income (Loss)
	($ in millions)
	Year Ended December 31,
			Y2004 vs.
			Y2005
	2005	2004	% Change

Net Income (loss) for the period	$171.3	$(102.5)	267.1%

In the year ended December 31, 2005, we incurred net income of $171.3 million or income of $3.0 dollars per share, which included income of $199.4 million from discontinued operations. In the year ended December 31, 2004, we reported a net loss of $102.5 million or a loss $1.8 dollars per share, which included an income of $9.5 million from discontinued operations.

Fiscal Year ended December 31, 2004 Compared to Fiscal Year ended December 31, 2003

Revenues from operations for the year ended December 31, 2004 were $251.0 million compared to $226.9 million for the year ended December 31, 2003. Improved revenues were reported at all Grupo TMM divisions.

	Consolidated Transportation Revenues
	($ in millions)
	Years Ended December 31,
					Y2003 vs.
		% of Net		% of Net	Y2004
	2004	Revenues	2003	Revenues	% Change

Ports and Terminals Operations	$26.6	10.6%	$21.5	9.3%	23.7%
Maritime Operations	127.8	50.9%	116.0	51.1%	10.2%
Logistics Operations	97.6	38.9%	89.5	39.4%	9.1%
Intercompany Revenues (*)	(1.0)	(0.4)%	(0.1)	(0.2)%	900.0%

Total	$251.0	100.0%	$226.9	100.0%	10.6%

(*)	Represents the elimination of intercompany transactions between segments.

Ports and Terminals Operations

Ports and Terminals Operations’ revenues improved 23.7% to $26.6 million in the year ended December 31, 2004 and accounted for 10.6% of net total revenues compared to $21.5 million for 2003. At Acapulco, revenues increased by 23.9% in the cruise ship business as a result of increased ship calls and 45.5% in the car-handling business as export volumes increased by 68% in 2004 compared to 2003. In 2004, we handled automobile exports for Volkswagen, Chrysler and Nissan to South America and Asia. Additionally, Shipping Agencies’ revenues increased 16.0% from 2004 to 2003.

Maritime Operations

Maritime Operations’ revenues increased 10.2% to $127.8 million in 2004 and accounted for 50.9% of net total revenues compared to $116.0 million in 2003. This increase was mainly attributable to increased revenues of 23.6%, 22.9% and 12.9% in services related to supply ships, parcel tankers and product tankers, respectively, compared to 2003. These increases were mainly attributable to contracts renewed at higher rates.

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

	Grupo TMM Operations
	Income on Transportation(1) (2) (3)
	($ in millions)
	Year Ended December 31,
			Y2003 vs.
			Y2004
	2004	2003	% Change

Ports and Terminals Operations	$0.4	$0.4	0.0%
Maritime Operations	14.7	8.0	83.7%
Logistics Operations	4.3	2.5	72.0%
Shared Corporate Costs	(16.0)	(16.0)	0.0%

Total	$3.4	$(5.1)	$166.7%

(1)	Operating results are reported as Income on Transportation in our Financial Statements included elsewhere in this Annual Report.

(2)	Includes estimated allocated administrative costs. For 2004: $3.5 million in Ports and Terminals Operations, $4.5 million in Maritime Operations, $5.4 million in Logistics Operations and $15.9 million in Shared Corporate Costs. For 2003: $3.1 million in Port and Terminal Operations, $9.0 million in Maritime Operations, $4.6 million in Logistics Operations and $16.3 million in Shared Corporate Costs.

(3)	Includes Restructuring Expenses. For 2004 Restructuring Expenses mainly include: $0.2 million in Maritime Operations and $0.6 million in Shared Corporate Costs. For 2003 Restructuring Expenses mainly include: $1.3 million in Maritime Operations, $0.1 million in Logistics Operations and $1.8 million in Shared Corporate Costs.

Ports and Terminals Operations

Ports and Terminals Operations’ operating profit for the year ended December 31, 2004 remained unchanged at $0.4 million (including $3.5 million of estimated allocated administrative costs) compared to $0.4 million (including $3.1 million of estimated allocated administrative costs) for the year ended December 31, 2003.

Maritime Operations

Maritime Operations’ operating profit for the year ended December 31, 2004 increased to $14.7 million (including $4.5 million of estimated allocated administrative costs) from $8.0 million (including $9.0 million of estimated allocated administrative costs) for the year ended December 31, 2003. This increase was mainly due to increased gross profit in services related to parcel tankers, product tankers and tugboats, as a result of increased volumes and higher tariffs.

Logistics Operations

Logistics Operations’ operating profit for the year ended December 31, 2004 increased to $4.3 million (including $5.4 million of estimated allocated administrative costs) from $2.5 million (including $4.6 million of estimated allocated administrative costs) for the year ended December 31, 2003. Logistics gross profit increased 36.6% in the year ended December 31, 2004 compared to the year ended December 31, 2003, influenced by a significant cost decrease in trucking operations as a result of a larger proportion of owned trucks in lieu of leased equipment.

Financial Income and Expenses, Net

	Financial Income and
	Expenses, Net
	($ in millions)
	Year Ended December 31,
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

Other Income (Expenses) — Net

	Other Income
	(Expenses), Net
	($ in millions)
	Year Ended December 31,
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

Provision for Income Taxes

	Provision for
	Income Taxes
	($ in millions)
	Year Ended December 31,
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

Minority Interest

	Minority Interest
	($ in millions)
	Year Ended December 31,
			Y2003 vs.
			Y2004
	2004	2003	% Change

Minority interest	$2.7	$2.0	35.0%

Minority interest increased to $2.7 million in the year ended December 31, 2004 from $2.0 million in the year ended December 31, 2003. This increase resulted from a gain in the supply vessel business that was recognized by our partner (Seacor Marine, Inc.) in this business segment.

Net Loss for the Period attributable to equity holders of the Grupo TMM

	Net Loss
	($ in millions)
	Year Ended December 31,
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

See Item 11. “Quantitative and Qualitative Disclosures about Market Risk — Inflation Rate Risk” and “Quantitative and Qualitative Disclosures about Market Risk — Foreign Currency Risk” for a discussion about how inflation and foreign currency risks affect the Company’s business.

Critical Accounting Policies

Our Financial Statements have been prepared in accordance with IFRS, which differ in certain respects from U.S. GAAP. Note 27 to our Financial Statements provides a description of the principal differences between IFRS and U.S. GAAP as they relate to us, and a reconciliation to U.S. GAAP of net income (loss) and total shareholders’ equity.

We have identified certain key accounting policies on which our financial condition and results of operations are dependent. These key accounting policies most often involve complex matters, may be based on estimates and involve a significant amount of judgment. In the opinion of our management, our critical accounting policies under both IFRS and U.S. GAAP are those related to revenue recognition, financial statement translations into U.S. dollars, use of financial instruments and deferred income taxes. For a full description of all of our accounting policies, see Note 4 to our Financial Statements herein.

Revenue Recognition.  Voyage revenues (parcel tankers) are recognized as income at the time the voyage is completed. Revenues associated with voyages in process are deferred and recognized at the conclusion of the voyage. Voyage revenues for the relevant accounting period are recognized as income based on where the shipments originated and the corresponding destination actually reached during that period. This requires management, at the cut-off date for each accounting period, to estimate the progress of shipments during that period.

Financial Statement Translations into U.S. Dollars.  In preparing our Financial Statements, we translate amounts in other currencies to U.S. dollars under IFRS based on the guidelines established by IAS 21, “The Effect of Changes in Foreign Exchange Rates,” IAS 29, “Financial Reporting in Hyperinflationary Economies” and

SIC 19, “Reporting Currency” and under U.S. GAAP based on the guidance of Financial Accounting Standards No. 52, “Foreign Currency Translation” (“SFAS 52”). Pursuant to the revised version of International Accounting Standard (IAS) 21 by the IASB (see Note 4.z.) “The Effects of Changes in Foreign Exchange Rates”, whereby the concept of functional currency is discussed, Grupo TMM analyzed the economic environment in which its subsidiaries were operating during 2005. The analysis disclosed the need to change the functional currency of some of Grupo TMM’s subsidiaries from the U.S. dollar to the Mexican peso. The revised IAS 21 allows choosing the reporting currency which remained to be the U.S. dollar in the accompanying financial statements.

Financial Instruments.  We may make use of derivative financial instruments to hedge our fuel costs which are a significant component of our operating expenses. We account for these instruments based on the guidance of IAS 39, “Financial Instruments, Recognition and Measurement” under IFRS and FAS 133, “Accounting for Derivative Instruments and Hedging Activities” under U.S. GAAP. In using derivative instruments to protect ourselves against unexpected surges in fuel costs we have to consider various factors including: (i) traffic levels, (ii) efficiency of operations and equipment, and (iii) fuel market conditions. If the assumptions we make in our projections are not accurate, the intended results with the use of derivative instruments might not be achieved and we may not be able to effectively protect ourselves against increases in fuel costs.

Deferred Income Taxes.  We apply the provisions of IAS 12, “Income Taxes,” and SFAS 109, “Accounting for Income Taxes.” The guidance under both IFRS and U.S. GAAP establishes that the recognition of net operating loss carryforwards should be based on the likelihood that such tax credits will be effectively used to offset future tax liabilities. In making such an evaluation we have to exercise significant judgment in estimating the level of future taxable income that we will generate and our projections take into consideration certain assumptions, some of which are under our control and others which are not. Key assumptions include inflation rates, currency fluctuations and future revenue growth. If our assumptions are not accurate, the amount of tax credits we have recognized could be significantly impacted.

Differences between IFRS and U.S. GAAP

The principal differences between IFRS and U.S. GAAP as they relate to us are those described in Note 27 to the annual audited Financial Statements. Each of these differences affects both net income and shareholders’ equity.

The table below sets forth net income (loss) and total shareholders’ equity calculated in accordance with IFRS and in accordance with U.S. GAAP for the fiscal years ended December 31, 2005, 2004 and 2003.

	($ in millions)
	Years Ended December 31,
	2005	2004	2003

Net income (loss) For the period after discontinuing operations
IFRS	$171.3	$(102.5)	$(86.7)
U.S. GAAP	111.6	(115.8)	(47.1)
Total shareholders’ equity
IFRS	$119.3	$(49.4)	$53.2
U.S. GAAP	109.9	(3.2)	112.6

The reconciliations presented in Note 27 to the annual audited Financial Statements include all relevant individual adjustments between IFRS and U.S. GAAP as well as narrative descriptions discussing the basis for these adjustments.

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

In February 2004, the IASB published IFRS 2, “Share-based Payment,” which replaces IAS 19 disclosure requirements for equity compensation benefits. IFRS 2 requires an entity to recognize share-based payment transactions in its financial statements, including transactions with employees or other parties to be settled in cash, other assets or equity instruments of the entity. The standard sets out measurement principles and specific requirements for three types of share-based payment transactions: equity-settled share-based payment transactions; cash-settled share-based payment transactions and with settlement alternatives. The effective date for applying IFRS 2 is January 1, 2005.

In March 2004, the IASB issued IFRS 3, “Business Combinations,” which supersedes IAS 22 for all business combinations with an agreement date of March 31, 2004 and after. The IFRS also replaces the following interpretations: (i) SIC-9 Business Combinations — Classification either as Acquisition or Uniting of Interests, (ii) SIC-22 Business Combinations — Subsequent Adjustment of Fair Values and Goodwill Initially Reported, and (iii) SIC-28 Business Combinations — Date of Exchange and Fair Value of Equity Instruments. The objective of this IFRS is to specify the financial reporting by an entity when it undertakes a business combination. In particular, it specifies that all business combinations should be accounted for by applying the purchase method. Therefore, the acquirer recognizes the acquiree’s identifiable assets, liabilities and contingent liabilities at their fair values as of the acquisition date, and also recognizes goodwill, which is subsequently tested for impairment rather than amortized. This IFRS does not apply to: (i) business combinations in which separate entities or businesses are brought together to form a joint venture, (ii) business combinations involving entities or businesses under common control, (iii) business combinations involving two or more mutual entities, or (iv) business combinations in which separate entities or businesses are brought together to form a reporting entity by contract alone without the obtaining of an ownership interest (for example, combinations in which separate entities are brought together by contract alone to form a dual listed corporation).

In March 2004, the IASB issued IFRS 4, “Insurance Contracts,” which provides, for the first time, guidance on accounting for insurance contracts, and marks the first step in the IASB’s project to achieve the convergence of widely varying insurance industry accounting practices around the world. The objective of this IFRS is to specify the financial reporting for insurance contracts by any entity that issues such contracts (described in this IFRS as an issuer) until the IASB completes the second phase of its project on insurance contracts. In particular, this IFRS requires: (i) limited improvements to accounting by issuers for insurance contracts, and (ii) disclosure that identifies and explains the amounts in an issuer’s financial statements arising from insurance contracts and helps users of those financial statements understand the amount, timing and uncertainty of future cash flows from insurance contracts. An entity shall apply this IFRS for annual periods beginning on or after January 1, 2005. Earlier application is encouraged. If an entity applies this new IFRS for an earlier period, it should disclose that fact.

In March 2004, the IASB issued IFRS 5, “Non-current Assets Held for Sale and Discontinued Operations.” This IFRS sets out requirements for the classification, measurement and presentation of non-current assets held for sale and replaces IAS 35, “Discontinued Operations.” The objective of this IFRS is to specify the accounting for assets held for sale, and the presentation and disclosure of discontinued operations. In particular, this IFRS requires: (i) assets that meet criteria to be classified as held for sale to be measured at the lower of carrying amount and fair value less costs to sell, and depreciation on such assets to cease, and (ii) assets that meet certain criteria to be classified as held for sale to be presented separately on the face of the balance sheet and the results of discontinued operations to be presented separately in the income statement. An entity shall apply this IFRS for annual periods beginning on or after January 1, 2005. Earlier application is encouraged. If an entity applies this IFRS for an earlier period, it should disclose that fact.

During 2005 the IASB published IFRS 7 Financial Instruments: Disclosures and the Amendment to IAS 1 Presentation of Financial Statements-Capital Disclosures. The standard adds new disclosure requirements for financial instruments to those currently required by IAS 32 Financial Instruments: Disclosure and Presentation and replaces disclosure requirements of IAS 30 Disclosure in the Financial Statements of Banks and Similar Financial Institutions and combines all these financial instrument disclosures in one new standard. Existing disclosures in IAS 30 and IAS 32 have been reviewed to remove unnecessarily onerous or duplicative disclosures. IFRS 7 supersedes IAS 30 and the disclosure requirements of IAS 32 but the presentation requirements of IAS 32 remain unchanged. The IFRS is effective for annual periods beginning on or after January 1, 2007. Earlier application is encouraged.

Due to the issuance of IFRS 7 some amendments to IAS 1 Presentation of Financial Statements were necessary. Requirements were added to IAS 1 that an entity shall disclose information that enables users of its financial statements to evaluate the entity’s objectives, policies and processes for managing capital.

The IASB published amendments to IAS 39 Financial Instruments: Recognition and Measurement and to IFRS 4 Insurance Contracts. These changes also result in amendments to IAS 32 Financial Instruments: Disclosure and Presentation and to near final IFRS 7 Financial Instruments: Disclosures. An entity shall apply those amendments for annual periods beginning on or after 1 January 2006. Earlier application is encouraged.

The IASB has issued a limited amendment to IAS 21 The Effects of Changes in Foreign Exchange Rates. The amendments relate to monetary items that form part of an entity’s investment in a foreign operation. The IASB concluded that:

•	the accounting treatment in consolidated financial statements should not be dependent on the currency of the monetary item; and

•	the accounting should not depend on which entity within the group conducts a transaction with the foreign operation.

The Company is currently analyzing the potential impact on its financial position and results of operation of the recently issued IFRS standards.

U.S. GAAP

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs.” The statement amends Accounting Research Bulletin (ARB) No. 43, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. ARB No. 43 previously stated that these costs must be so abnormal as to require treatment as current-period charges. SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet this criterion. In addition, this statement requires that allocation of fixed production overhead to conversion costs be based on the normal capacity of the production facilities. The statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, with earlier application permitted for fiscal years beginning after the issue date of the statement. The adoption of SFAS No. 151 is not expected to have any significant impact on the Company’s current financial condition or results of operations.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets,” an Amendment of APB Opinion No. 29. APB Opinion No. 29, “Accounting for Non-monetary Transactions,” requires that exchanges of non-monetary assets be measured based on the fair value of the assets exchanged. SFAS No. 153 amends opinion No. 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 is not expected to have any significant impact on the Company’s current financial condition or results of operations.

In December 2004, the FASB revised its SFAS No. 123 (SFAS No. 123R), “Accounting for Stock-Based Compensation.” SFAS 123R establishes standards for the accounting of transactions in which an entity exchanges its equity instruments for goods or services, particularly transactions in which an entity obtains employee services in share-based payment transactions. The revised statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is to be recognized over the period during which the employee is required to provide service in exchange for the award. Changes in fair value during the service period are to be recognized as compensation cost over that period. In addition, the revised statement amends SFAS No. 95, “Statement of Cash Flows,” to require that excess tax benefits be reported as a financing cash flow rather than as a reduction of taxes paid. The provisions of the revised statement are effective for financial statements issued for the first interim or annual reporting period beginning after June 15, 2005, with early adoption encouraged. The adoption of SFAS 123R is not expected to have any material impact on our consolidated financial statements.

In March 2004, the Emerging Issues Task Force (EITF) ratified EITF Issue No. 03-1 (“EITF 03-1”), “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments.” EITF 03-1 provides a three-step process for determining whether investments, including debt securities, are other than temporarily impaired and requires additional disclosures in annual financial statements. The recognition and measurement guidance in Issue 03-1 should be applied to other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004. The Company does not expect the adoption of EITF 03-1 to have a material impact on its financial position or results of operations.

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

In November 2004, the EITF reached a final conclusion on Issue 04-8, “Accounting Issues Related to Certain Features of Contingently Convertible Debt and the Effect of Diluted Earnings per Share.” This issue addresses when the dilutive effect of contingently convertible debt with a market price trigger should be included in diluted earnings per share calculations. The EITF’s conclusion is that the market price trigger should be ignored and that these securities should be treated as convertible securities and included in diluted earnings per share regardless of whether the conversion contingencies have been met. EITF Issue No. 04-8 is effective for periods ending after December 15, 2004 and would be applied by retrospectively restating previously reported diluted earnings per share. The adoption of EITF Issue No. 04-8 did not have a material impact on our consolidated financial position, results of operations or cash flows.

In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”). FIN 47 clarifies that a conditional asset retirement obligation, as used in FASB Statement 143, “Accounting for Asset Retirement Obligations,” refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of the settlement are conditional on a future event that may or may not be within the control of the entity. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated. FIN 47 was effective as of the end of fiscal years ending after December 15, 2005. The adoption of this Interpretation did not have an impact on the Company’s consolidated financial statements.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections, a replacement of Accounting Principles Board (“APB”) Opinion No. 20 and FASB Statement No. 3.” SFAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. APB Opinion No. 20, “Accounting Changes,” previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 became effective for our Company on January 1, 2006. We believe that the adoption of SFAS No. 154 will not have a material impact on our consolidated financial statements.

In December 2005, the FASB released FASB Staff Position (FSP) SFAS 123(R)-3, “Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards,” which provides a practical transition election related to accounting for the tax effects of share-based payment awards to employees. SFAS 123(R) has no application in our Company.

Liquidity and Capital Resources

Our business is capital-intensive and requires ongoing expenditures for, among other things, improvements to ports and terminals, structures and technology, capital expenditures for vessels and other equipment, leases and repair of equipment and maintenance of our vessels. Our principal sources of liquidity consist of cash flows from operations, existing cash balances, sales of assets and debt financing.

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

Under Mexican law, dividends from our subsidiaries, including a pro rata share of the available proceeds of our joint ventures, may be distributed only when the shareholders of such companies have approved the corresponding financial information, and none of our subsidiaries or joint venture companies can distribute dividends to us until losses incurred by such subsidiary have been compensated. Additionally, at least 5% of the profits must be segregated to create a legal reserve fund until such legal reserve fund equals 20% of the capital stock of the subsidiary or joint venture company. There are no legal restrictions on the ability of Grupo TMM’s subsidiaries to advance funds or make loans to Grupo TMM.

As of December 31, 2005, Grupo TMM’s total debt amounted to $582.7 million, not including previously paid discounts and debt issuance costs of $22.4 million, and including $35.5 million of short-term debt, which includes $22.0 million of interest, and $546.2 million of long-term debt. Our shareholders’ equity, including minority interest in consolidated subsidiaries, was $136.7 million, resulting in a debt-to-equity ratio of 23.5%.

As of December 31, 2004, the balance due under the securitization facility was approximately $74.9 million. By April 5, 2005, that balance had decreased to $70.5 million, which was paid by the Company on such date using the cash proceeds received from the sale of our interest in Grupo TFM to KCS. See “— Contractual Obligations — Securitization Facility.”

On May 13, 2003, we sold our 51% interest in TMMPyT, included in our Ports and Terminals segment (which included our ports operations at Cozumel, Manzanillo, Veracruz and Progreso), for approximately $114 million in cash, subject to certain post-closing adjustments.

On April 1, 2005, we completed the sale of our interest in Grupo TFM to KCS. As consideration for the sale, we received $200 million in cash, $47 million in a 5% promissory note payable to Grupo TMM in June 2007 pursuant to its terms and 18 million shares of KCS common stock valued, as of April 1, 2005, at approximately $347 million. An additional $110 million in a combination of $35 million in cash, a promissory note in the original principal amount of $40 million and $35 million in stock, was paid by KCS on March 13, 2006. See Item 4. “Information on the Company — Disposition of Grupo TMM’s interest in Grupo TFM to KCS.”

As of March 31, 2006, we had net working capital (current assets less current liabilities) of $94.3 million. We had net working capital of $363.8 million as of December 31, 2005 as compared to net working capital of $1,046.4 million as of December 31, 2004 and a net working capital of $640.9 million as of December 31, 2003. The decrease in net working capital from December 31, 2004 to December 31, 2005 is primarily attributable to the sale of our railroad operations. We believe that our working capital is sufficient to meet our requirements in connection with work we currently intend to carry out in the near future.

Information on Cash Flows

Summary cash flow data follows for the years ended December 31, 2005, 2004 and 2003:

	Years Ended December 31,
	2005	2004	2003
	($ in thousands)

Operating activities	$(355,879)	$(1,813)	$(38,692)
Investing activities	437,644	(13,904)	126,825
Financing activities	(75,183)	(3,108)	(50,285)

Net (decrease) increase in cash and cash equivalents	6,582	(18,825)	37,848
Cash and cash equivalents at beginning of year	46,339	65,164	27,316

Cash and cash equivalents at the end of year	$52,921	$46,339	$65,164

At the year ended December 31, 2005, the Company’s consolidated cash position increased by $6.6 million from the year ended December 31, 2004. This increase was mainly attributable to $226.9 million provided from the sale of subsidiaries shares, partially offset by $145.1 million from the acquisition of fixed assets and the acquisition of subsidiaries share from minority shareholders and $75.2 million from the paid securitization facilities.

At the year ended December 31, 2004, the Company’s consolidated cash position decreased by $18.8 million from the year ended December 31, 2003. This decrease was mainly attributable to $15.3 million used in the acquisition of assets, $1.8 million used to pay down debt and $1.3 million in payments made under our securitization facility.

Our Cash Flows From Operating Activities

Our operating activities resulted in negative cash flow in 2005, 2004 and 2003.

Net cash flows used in operating activities amounted to $355.9 million in the year ended December 31, 2005 compared to net cash used in operating activities of $1.8 million in the year ended December 31, 2004. This decrease was mainly due to an increase of $354.7 million in restricted cash; net cash used in operating activities in the year ended December 31, 2003 was $38.7 million, decreasing by $36.8 million, this decrease was mainly due an increase provision for income taxes from the year ended December 31, 2004.

The following table summarizes cash flows from operating activities for the periods indicated:

	Years Ended December 31,
	2005	2004	2003
	($ in thousands)

Net (loss) under continuing operation	$(23,871)	$(109,362)	$(126,551)
Depreciation and amortization	28,789	13,621	18,953
Amortization of discount on senior secured debentures and commercial paper	2,419	983	1,255
Provision (benefit), for deferred income taxes	(61,624)	43,703	6,121
(Loss) gain on sale of fixed assets — net	(3,697)	(344)	25,972(1)
Total changes in operating assets and liabilities	(297,895)	49,586	35,558

Net cash used in operating activities	$(355,879)	$(1,813)	$(38,692)

(1)	Includes a net gain of $62.7 million on the sale of our interest in the ports and terminals businesses.

Our Cash Flows From Investing Activities

Net cash used in investing activities for the year ended December 31, 2005 was $437.6 million, which included $581.0 million net from the sale of subsidiaries and $1.7 million from the sale of fixed assets offset by $107.0 million in acquisition of property, machinery and equipment and $38.1 for the acquisition of subsidiaries’ shares from minority shareholders. Net cash used in investing activities for the year ended December 31, 2004 was $13.9 million, which included $15.3 million in the acquisition of property, machinery and equipment, offset by a gain of $1.4 million in the sale of fixed assets.

Net cash provided by investing activities in the year ended December 31, 2003 was $126.8 million, which included $111.4 million, net, from the sale of our interest in the Ports and Terminals Division, $7.6 million from the sale of property, machinery and equipment, offset by capital expenditures of $9.4 million.

See “— Capital Expenditures and Divestitures” below for further details of capital expenditures and divestitures relating to the years 2005, 2004 and 2003.

Our Cash Flows From Financing Activities

In the year ended December 31, 2005, cash used in financing activities amounted to $75.2 million, which was mainly used to pay down $75.0 million under our securitization facility. In the year ended December 31, 2004, cash used in financing activities amounted to $3.1 million, which was mainly used to pay down $1.7 million of debt and $1.3 million under our securitization facility.

In the year ended December 31, 2003, cash used in financing activities was $50.3 million, which was primarily used: (i) to pay down $18.6 million of Eurocommercial paper, capital lease obligations and other minor financial debts, (ii) pay down $10.4 million in debt under our securitization facility, (iii) pay down $13.3 million of our convertible notes and (iv) to pay a dividend of $8.0 million to our minority shareholders.

On May 16, 2003, Standard & Poor’s has TMM’s debt as “B” after the Company defaulted on the payment of the aggregate principal amount and interest of its 2003 Notes due May 15, 2003.

Our current liquidity situation has been affected by other strategic issues rather than the downgrades, including our interest cost, which has exceeded our operating profits, and our working capital, which has decreased compared to previous years. We plan to attempt to refinance our current outstanding debt in 2006, which may result in lower interest costs and in an increase of our operating profits.

Business Plan

For the last five years, the Company has limited its capital expenditures in fixed assets due to its liquidity difficulties and indebtedness restrictions. For 2006 and onwards, we believe that we will be able to meet our long-term obligations as they mature through refinancing, revenues from operations and certain asset sales or otherwise.

Maritime Operations. As part of our business plan to have a wholly owned division, we acquired the remaining 40% stake interest of the offshore and the tugboats businesses, Marmex and SMR, respectively. With regard to our product tanker business, we have entered into 2 product tanker contracts with PEMEX under bareboat charters for a 5-year term, which started operations in July 2005. Although PEMEX had not sought any bids for long-term charter tanker contracts since 1993, we believe there generally has been a demand for exploration and distribution services increasing within Mexico which we will try to service through medium- and long-term contracts, meeting the market requirements of new generation vessels of higher-rated and deeper-water capabilities.

Ports and Terminals Operations. We own over 2,000 acres of land in the port of Tuxpan. We believe this greenfield could be used in the future in connection with the development of Tuxpan as a major seaport.

Logistics Operations. We intend to expand our alliances with leading companies in multimodal transportation and logistics, purchase equipment that will enable us to perform services we previously outsourced, and obtain more contracts based on our “Mixing Centers” concept for the Mexican automotive industry.

If we decide to pursue the above mentioned projects, we intend to finance them through secured credit arrangements and other asset-backed financings. We cannot assure any of the plans mentioned above will succeed or that we will obtain any additional financing necessary to pursue our business plans.

Our Ability to Continue as a Going Concern

At December 31, 2004 the Company’s substantial accumulated losses resulted in the loss of over two-thirds of the Company’s capital stock, which could have prevented the Company from continuing as a going concern and could ultimately result in its dissolution. The auditors’ report on our financial statements as of and for the two-year period ended December 31, 2003 and December 31, 2004 includes an explanatory paragraph describing the existence of substantial doubt about our ability to continue as a “going concern.” The report observes that in 2004 and 2003 (i) the Company incurred net losses of $102,547 and $86,662, respectively, and (ii) the Company had an accumulated deficit of $170,517 and $67,970, respectively.

As of December 31, 2005, our Auditor’s report states that this potential cause for dissolution was cured pursuant to the Company’s profits for the fiscal year 2005. These profits arose mostly from the sale of the Company’s railroad assets. Further, the modest operating profits and the high financial expenditures incurred by the Company during 2005 indicate that the Company may not continue as a going concern. However, our Auditor’s report states that the Company was able to reduce its financial expense in a material way, since as of December 31, 2005 it had $400,809 in cash and equivalents, accounts receivable from KCS of $48,763, and as of March 13, 2006 the Company received an additional $110,000 from KCS (see “VAT Contingency Payment”). We believe that these assets in the aggregate allow Grupo TMM to significantly mitigate its risk of being unable to continuing as a going concern.

See Item 3. “Key Information — D. Risk Factors — Risks Relating to Our Liquidity Business — Uncertainties relating to our financial condition in our recent past and other factors raised substantial doubt about our ability to continue as a going concern and could have resulted in our dissolution under Mexican Corporate Law.”

Capital Expenditures and Divestitures

The following tables set forth our principal capital expenditures and divestitures during the last three years:

Our Principal Capital Expenditures for the Last Three Years

	Years Ended December 31,
	2005(a)	2004(b)	2003(c)
	($ in millions)

Capital Expenditures by Segment:
Ports and Terminals	$1.3	$0.6	$1.5
Specialized Maritime	93.7	4.3	5.7
Logistics	12.1	7.0	2.0
Corporate	38.0	3.4	0.2

Total	$145.1	$15.3	$9.4

(a)	In 2005, capital expenditures include: (i) Ports and Terminals Operations: $0.6 million in construction in process for the expansion and maintenance of port and terminal facilities and $0.7 million in other related assets; (ii) Maritime Operations: $87.7 million in acquisition of vessels and $4.4 in acquisition of shares of subsidiaries to minority shareholders, (iii) Logistics Operations: $7.8 million in construction in process and $4.3 million in operation equipment and fixed assets related ; and (iv) Corporate: $3.9 million in strategic corporate projects and $34.1 million acquisition of shares of subsidiaries to minority shareholders.

(b)	In 2004, capital expenditures include: (i) Ports and Terminals Operations: $0.3 million in construction in process for the expansion and maintenance of port and terminal facilities and $0.3 million in other related assets; (ii) Maritime Operations: $4.3 million in equipment improvements; (iii) Logistics Operations: $6.8 million in construction in process and $0.2 million in other fixed assets; and (iv) Corporate: $3.4 million in strategic corporate projects and other shared fixed assets.

(c)	In 2003, capital expenditures include: (i) Ports and Terminals Operations: $0.6 million in construction in process for the expansion and maintenance of port and terminal facilities and $0.9 million in other related assets;

(ii) Maritime Operations: $1.7 million in construction in process, $1.4 million in equipment improvements, $2.5 million in the acquisition of vessels and $0.1 million in other fixed assets; (iii) Logistics Operations: $1.8 million in construction in process and $0.2 million in other fixed assets; and (iv) Corporate: $0.2 million in strategic corporate projects and other shared fixed assets.

Our Principal Capital Divestitures for the Last Three Years

	Years Ended December 31,
	2005(a)	2004(b)	2003(c)
	($ in millions)

Capital Divestitures:
Sale of shares in subsidiary	$581.0	$—	$128.7
Other assets	1.7	1.4	7.6

Total	$582.7	$1.4	$136.3

(a)	In 2005, capital divestitures include: (i) $560.0 million from the sale of 51% participation on GTFM to KCS and $21.0 million from the sale of shares of other subsidiaries and (ii) $1.7 million from the sale of other fixed assets.

(b)	In 2004, capital divestitures include: (i) $0.6 million from the sale of vessels and (ii) $0.8 million from the sale of other fixed assets.

(c)	In 2003, capital divestitures include: (i) $128.7 million net from the sale of shares in our Ports and Terminals businesses and from the sale of another subsidiary, and (ii) $7.0 million from the sale of vessels and $0.6 million from the sale of other fixed assets.

Outlook on Capital Expenditures

In early 2006, we made significant capital expenditures for the purchase of Marmex’s 40 percent shares, the purchase of five vessels from Seacor, and the conversion to owned status of the three vessels under lease, the purchase of the remaining 40 percent minority stake held by Smit in our harbor towing business and purchase of additional trucking equipment and technology. We are pursuing expansion possibilities, and we expect to incur significant capital expenditures through the remainder of 2006.

Indebtedness

Grupo TMM 9 1/2% Notes due 2003 and Grupo TMM 10 1/4% Senior Notes due 2006

We issued the 2003 notes on May 15, 1993, in an aggregate principal amount of $200 million, of which approximately $176.9 million in aggregate principal amount were outstanding as of August 10, 2004. The 2003 notes were issued pursuant to an indenture between us and Citibank, N.A. as trustee, and they accrued interest at a rate of 9 1/2% per annum. The 2003 notes were unsecured, unsubordinated obligations, ranked pari passu in right of payment with all of our then existing and future unsecured, unsubordinated obligations, and were senior in right of payment to all of our future subordinated indebtedness.

We issued the 2006 notes on November 15, 1996, in an aggregate principal amount of $200 million, of which approximately $2.9 million were outstanding as of December 31, 2005. The 2006 notes were issued pursuant to an indenture between us and The Bank of New York as trustee, and accrued interest at a rate of 10 1/4% per annum. We are required to make interest payments on the 2006 notes on every May 15 and November 15 until maturity. The 2006 notes mature on November 15, 2006 and are unsecured, unsubordinated obligations, rank pari passu in right of payment with all of our existing and future unsecured, unsubordinated obligations, and are senior in right of payment to all of our future subordinated indebtedness.

The 2003 notes matured on May 15, 2003, and on such date the Company defaulted on its obligation to pay the principal amount and accrued unpaid interest on such notes and the accrued unpaid interest on its 2006 notes. As a result, the Company began negotiations with a representative committee of holders of 2003 notes and 2006 notes, engaging the firms of Miller, Buckfire, Lewis LLC (now Miller, Buckfire, Ying LLC) and Milbank, Tweed,

Hadley & McCloy LLP as its financial and legal advisors, respectively, in the United States; and the firms Elek, Moreno-Valle y Asociados, S.C. and Quijano, Cortina, Lopez y De la Torre, S.C. as its financial and legal advisors, respectively, in Mexico. The Company also supported the creation of an ad hoc committee of holders of 2003 notes and 2006 notes, who engaged Houlihan, Lokey, Howard & Zukin and Akin, Gump, Strauss, Hauer & Feld as its financial and legal advisors, respectively, in the United States; and Franck, Galicia y Robles, S.C. (now Galicia y Robles, S.C.) as the committee’s legal advisors in Mexico.

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

On August 11, 2004, the Company also completed the private placement of approximately $6.5 million in principal amount of 2007 Notes to Promotora Servia, an affiliate of certain members of the Serrano family and $13.7 million in principal amount of 2007 Notes to J.B. Hunt, Inc. Both private placements were accepted as consideration for the cancellation of then current obligations of the Company to these parties. Additionally, on such date, with a portion of the net proceeds of a simultaneous placement of $29 million in principal amount of 2007 Notes to certain members of the ad hoc committee of holders of 2003 notes and 2006 notes, the Company paid: (i) $7.2 million in cash with respect to the principal amount of all the 2003 Notes that were not tendered in the Exchange Offer; (ii) $0.4 million in cash of accrued and unpaid interest on the 2006 Notes that were not tendered in the Exchange Offer; and (iii) financial advisory and other related expenses of the Exchange Offer.

Grupo TMM Senior Secured Notes due 2007

The 2007 Notes represent a three-year senior secured (by substantially all of the assets of the Company and its material subsidiaries) obligation (extendable to four years at the option of the Company under certain circumstances), for an initial principal amount of $508,703,000 and with an initial annual interest rate of 10.5% if interest is paid entirely in cash, or of 12.0% if the Company elects to pay the interest due in a combination of a minimum of 2% annually in cash and the remainder in kind (through the issuance of additional 2007 Notes or Company ADSs). Following the reduction in principal amount of the 2007 Notes in January 2006, the interest rate on the 2007 Notes is now 9.5% if paid entirely in cash, or 11.0% if the Company elects to pay the interest due in a combination of cash, 2007 Notes or ADSs. The payment-in-kind interest rate will increase to 11.5% for the period between August 1, 2006 and February 1, 2007; and to 12.0% for the period between February 1, 2007 and August 1, 2007. If the Company elects to extend the maturity of the 2007 Notes through August 1, 2008, it would have to pay a pro rata portion of a cash fee equal to 4% of the then outstanding principal amount under its 2007 Notes, and the applicable rate would be 11% payable in cash only.

Below are the general terms of the 2007 Notes:

Ranking.  The 2007 Notes rank pari passu in right of payment with all of our existing and future senior indebtedness and senior to all of our existing and future subordinated indebtedness, subject to priorities recognized by statute, such as tax and labor obligations.

Maturity Date.  August 1, 2007 or August 1, 2008 if we elect to extend the maturity as described below (the “extension term”).

Interest.  During the term of the 2007 Notes (except during the extension term), interest will accrue from the settlement date and be paid semi-annually on February 1 and August 1 of each year, beginning on February 1, 2005 (an “interest payment date”). If we pay the interest entirely in cash, the interest rate will be 10 1/2% per annum during the first three years from August 11, 2004. Following the reductions in principal amount of 2007 Notes, as of February 1, 2006 the applicable rates are reduced by 100 basis points, such that if the Company elects to pay interest in cash the Notes will bear interest at 9 1/2% per annum. See Item 5. “Operating and Financial Review and Prospects. Liquidity and Capital Resources — Indebtedness..”

At our option, we may elect to pay the interest due on any interest payment date within three years of August 11, 2004 as follows:

•	at least 2% per annum in cash (plus such additional cash interest payment as we may elect); and

•	the remainder through the issuance of additional 2007 Notes with a principal amount equal to the interest due on such interest payment date which is not paid in cash or through the issuance of our ADSs as described below, or through a combination thereof; provided, that if we elect to exercise our option to pay a portion of the interest due on any interest payment date through the issuance of additional 2007 Notes or ADSs, the annual interest rate applicable for such interest payment period will be as set forth below (inclusive of any portion of the interest payment made in cash):

The obligation under this indebtedness is payable in U.S. Dollars.

Interest Payment Date	Interest Rate

February 1, 2006	12.00%
August 1, 2006	11.00%
February 1, 2007	11.50%
August 1, 2007	12.00%

Senior Convertible Notes

We issued note-linked securities in connection with the Senior Convertible Notes, but as of the date hereof there are no longer any outstanding obligations with respect to such note-linked securities. On June 5, 2006, we paid approximately $1.8 million as a result of a judgment in connection with the lawsuit commenced on September 15, 2003 on behalf of HFTP Investment, L.L.C., Gaia Offshore Master Fund Ltd. and Caerus Fund, Ltd. as a result of an adjustment to the conversion price and number of ADSs of the Company issuable upon exercise of the Company’s note-linked securities. See Item 8. “Financial Information — A. Legal Proceedings — Other Legal Proceedings.”

Product Tanker Financings

As of December 31, 2005, we had an aggregate principal amount of $66.0 million outstanding under a 5-year loan facility with Natexis Banque Populaires which matures in 2010. Proceeds from this loan facility were used to purchase two medium-range class, double-hull product tankers which are serving Pemex under 5-year bareboat charter contracts with attached technical management agreements. The obligation under this indebtedness is payable in Dollars. The interest rate for $41.1 million of this debt is 7.8% per annum and for $24.9 million of this debt is 8.0% per annum. Both interest rates are average fixed rates.

Other Debt

As of December 31, 2005, we had an aggregate principal amount of $3.7 million outstanding under a loan from Banco Invex, S.A. This loan facility matures in June 2008. The obligation under this indebtedness is payable in Pesos. The interest rate on this debt was 14.065%.

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

Other Arrangements

Securitization Facility

Pursuant to the securitization facility dated November 30, 2001, (the “Securitization Facility”) we and certain of our subsidiaries sold receivables (including certain future receivables) to a trust, which in turn, issued certificates to investors (“Certificates”). The balance due under this Securitization Facility was approximately $74.9 million as of December 31, 2004. On April 5, 2005, there were approximately $70.5 million Certificates outstanding under the Securitization Facility, which were paid in full by the Company on such date using part of the cash proceeds received from the sale of Grupo TMM’s interest in TFM to KCS. As a result of this payment, the Securitization Facility has been terminated.

The GM Put Option

In October 2000, EMD, a subsidiary of General Motors (“GM”), invested $20 million in our subsidiary TMM Multimodal (representing an approximate 3.4% economic interest in TMM Multimodal). On March 15, 2005, GM notified the Company of its intention to exercise the GM Put Option on April 4, 2005, and on such date, with the cash proceeds from the sale of its interest in TFM to KCS, Grupo TMM paid approximately $34.0 million to GM in exchange for the shares subject to the GM Put Option.

Trend Information

Historically, a substantial portion of the revenue produced at our specialized maritime businesses has been achieved through contracts with PEMEX. In 2004, for example, approximately 57% of the revenue generated by the Maritime Operations resulted from contracts with PEMEX as did approximately 52% of the revenue generated in 2005. We have closed additional short and long-term contracts with PEMEX in 2005, which we believe will further increase our revenues in this business segment going forward.

The future success of our logistics business depends upon our ability to enter into contracts to provide integrated logistics and shipping services to large automobile manufacturers such as Volkswagen, Nissan, and others. We compete for this business primarily on the basis of our: (i) logistics expertise, (ii) ability to continue developing mixing centers (automotive yards where different vehicle brands are handled allowing for significant economies of scale), and (iii) ability to provide state-of-the-art systems. In July 2004 TFM signed a contract with Ford Motor Co. and subcontracted TMM Logistics for the execution of this agreement. This automotive logistics contract was ended on March 31, 2006, resulting in a reduction in our logistics business revenues. See “— B. Liquidity and Capital Resources — Business Plan” — for further detail.

We have substantially reduced the amount of our debt and the corresponding debt service obligations. The ability to satisfy our obligations under our debt in the future will depend upon our future performance, including our ability to increase revenues significantly and control expenses. Future operating performance depends upon prevailing economic, financial, business and competitive conditions and other factors, many of which are beyond our control. Our ability to refinance our debt and take other actions will depend on, among other things, our financial condition at the time, the restrictions in the instruments governing our debt and other factors, including market conditions, the macroeconomic environment and such variables as the Peso-dollar exchange rate and benchmark money market rates in Pesos and dollars, which are beyond our control.

We have funded capital expenditures with funds from operating cash flows and expect to obtain additional financing through secured credit arrangements and asset-backed financings.

Off-Balance Sheet Arrangements

As of December 31, 2005, we did not have any off-balance sheet arrangements. We report our assets and liabilities according to the current International Financial Reporting Standards.

Contractual Obligations

The following table outlines our obligations for payments under our capital leases, debt obligations, operating leases and other financing arrangements for the periods indicated as of December 31, 2005:

	Less Than			More Than
Indebtedness(1)	1 Year	1-3 Years	3-5 Years	5 Years	Total
	(Dollars in thousands, unless noted otherwise)

Senior Secured Notes due 2007(2)	$21,207	$487,977	—	—	$509,184
Senior Notes due 2006	2,916	—	—	—	2,916
Product Tanker Financings(3)	10,672	20,188	35,819	—	66,679
Other debt	1,663	2,248	—	—	3,911
Capital leases	—	—	—	—	—

Total	$36,458	$510,413	$35,819	$—	$582,690

	Less Than			More Than
Operating Leases Obligations(4)	1 Year	1-3 Years	3-5 Years	5 Years	Total

Vessel, Transportation Equipment and Other Operating Leases	$9,468	$15,808	$5,006	$2,217	$32,499

Total	$9,468	$15,808	$5,006	$2,217	$32,499

(1)	These amounts include principal payments and accrued and unpaid interest as of December 31, 2005.

(2)	In January 2006, the Company prepaid $347.0 million of its outstanding 2007 Notes including approximately $331.0 million of principal amount and cash interest of approximately $16 million. The outstanding balance as of March 31, 2006 of our 2007 Notes was $156.9 million.

(3)	Debt allocated in two SPCs in connection with the financing of two Tanker Vessels.

(4)	These amounts include the minimum lease payments.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Board of Directors

Our Estatutos Sociales, or Bylaws, provide that our board of directors shall consist of at least five and not more than 20 directors and their corresponding alternates. We currently have seven directors on our board. Our board of directors is elected annually by a majority vote of our shareholders and is responsible for the management of the Company. The Company does not have any agreements to pay benefits to any directors upon termination of their employment.

Our current Board of Directors was ratified at the Company’s Annual General Ordinary Shareholders’ Meeting held on April 25, 2006. Our directors and alternate directors, their principal occupations and years of service (rounded to the nearest year) as a director or alternate director are as follows:

		Years as a
		Director or
		Alternate
Name	Principal Occupation	Director	Age

Directors
José F. Serrano Segovia	Chairman of the Board and Chief Executive Officer of Grupo TMM	34	65
Ramón Serrano Segovia	Vice-Chairman of Grupo TMM	15	59
Javier Segovia Serrano	President of Grupo TMM	14	44
José Luis Salas Cacho	Private Investor	2	52
Ignacio Rodríguez Pullen	Attorney	3	33
Lorenzo Cué Sánchez Navarro	Private Investor	15	39
Luis Martinez Argüello	Private Investor	1	65

Alternate Directors
José Serrano Cuevas	Private Investor	7	25
Gerardo Primo Ramírez	General Director, TMM Logistics	14	52
Horacio Reyes Guzmán	Corporate Administrative and Planning Director of Grupo TMM	5	48
Mario Mohar Ponce	Private Investor	15	57
Ignacio Rodríguez Rocha	Attorney	15	69
Antonio Cué Sánchez Navarro	Private Investor	15	36
Jaime Zabludovsky Kuper	Private Investor	1	50

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

Lorenzo Cué Sánchez Navarro

Mr. Cue Sánchez Navarro was President and founding partner of BCBA Ingeniera Inmobiliaria, S.A. de C.V. He is currently CEO and President of Capital Integral, S.A. de C.V., which is a private mutual fund for agroindustrial and entertainment investments. Mr. Cue Sánchez Navarro has a master’s degree in Finance and Business Administration from Maclaren Business School, University of San Francisco, U.S.A.

Luis Martinez Argüello

Mr. Martinez has a degree in Business Administration from the Universidad Iberoamericana and a postgraduate degree in Administration from Harvard University. Since February 2003, Mr. Martínez has been the CEO of Servicio Global de Asesoría y Cabildeo, S.C. and of San Lucas Trading Co., S.A. de C.V. From 1972 to January 2003, Mr. Martínez worked in the Mexican cement industry; in 1972 he worked at Cemex, S.A. de C.V. as Corporate Director of Strategic Planning and in 1982 left to work at Cementos Apasco, S.A. de C.V. (HOLCIM) as the Commercial and International Corporate Director until 1990, the year in which he returned to Cemex serving as Corporate Director of Special Projects. Additionally, Mr. Martínez is member of the Board of several Companies and Associations.

José Serrano Cuevas

Mr. Serrano is a private investor. He studied fine arts at the school of the Museum of Fine Arts, in Boston, Massachusetts, U.S.A. Mr. Serrano has a degree in Finance and Business Administration, from Newport International University, in Laramie, Wyoming.

Gerardo Primo Ramírez

Mr. Primo was Export Director of Grupo Anáhuac, S.A. de C.V. and Commercial Director for Latin America of Hol-CIM Trading, a subsidiary of Holderbank, a large cement production company, headquartered in Spain. He is currently Commercial Director of TMM Logistics. He previously worked at several positions at TMM including

Land Transportation Director and Planning Director. Mr. Primo holds a degree in Economics and a master’s degree in Finance.

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

Jaime Zabludovsky Kuper

Mr. Zabludovsky was born on March 29, 1956 and has a Ph.D. in Economics from Yale University. He is founding partner of SOLUCIONES ESTRATÉGICAS, S.C. a consulting company for international trade. In 1994 he became Deputy Secretary for International Trade Negotiations; under such capacity he developed Mexico’s trade negotiating strategy and overviewed the implementation and administration of NAFTA as well as the Mexican FTA’s with Chile, Costa Rica, Bolivia, Colombia and Venezuela. From 1998 to 2001, as Mexican Ambassador to the EU and Chief negotiator for the Mexico-EU FTA, he headed the Mexican team in the negotiations of the first transatlantic free trade agreement.

Executive Officers

Our officers serve at the discretion of our Board of Directors. Our executive officers, their position and years of service with us and as an executive officer are as follows:

				Years as
		Years of		Executive
Name	Position	Service		Officer

Corporate Directors
José F. Serrano Segovia	Chairman of the Board and Chief Executive Officer	34		14
Javier Segovia Serrano	President	18		9
Horacio Reyes Guzmán	Corporate Administrative and Planning Director	13		7
Juan Fernández Galeazzi	Chief Financial Officer	10		4
Juan Vergara Kuri	Human Resources Director	9	(1)	9 (1)
Marcoflavio Rigada Soto	Chief Legal Officer	4	(1)	4 (1)
Elvira Ruiz Carreño	Corporate Audit Director	10		3

Business Unit Directors
Brad Lee Skinner	General Director, TMM Logistics	15		10
Eduardo Solórzano Caraza	General Director, Ports and Terminals	5		3
Silverio Di Costanzo Pérez	General Director, Specialized Maritime Transportation	15		11

(1)	Includes years of service as an executive officer of Grupo TFM.

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

Compensation

For the year ended December 31, 2005, the aggregate total compensation paid to our 24 directors, alternate directors and executive officers for services in all capacities, was approximately $4.8 million. See Item 7. “Major Shareholders and Related Party Transactions.”

Pension, Retirement or Similar Benefits

All of our Mexican officers and employees are participants in our retirement plan. In general, (1) benefits under the retirement plan are payable when a participant reaches the age of 60 or on the date the participant actually retires; and (2) benefits are payable as an annuity paid monthly during the remaining lifetime of the employee. As of December 31, 2005, we had accrued $10.3 million to provide pension, retirement and other similar benefits. See Note 23 to our Financial Statements.

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

Planning and Finance Committee

This committee is composed of José F. Serrano, Ramón Serrano Segovia, Javier Segovia Serrano and Ignacio Rodríguez Pullen (independent member). This committee’s responsibilities include:

•	evaluating assumptions and verifying the completion of budgetary and strategic plans;

•	evaluating risk assessment with management;

•	discussing risk assessment with management;

•	reviewing investment and finance policies with management; and

•	reporting the committee’s activities to the Board of Directors.

Evaluation and Compensation Committee

This committee is composed of José F. Serrano, Luis Martinez Argüello (independent member) and Ignacio Rodriguez Pullen (independent member). This committee’s responsibilities include:

•	reviewing procedures for hiring the Company’s president and senior executive officers;

•	reviewing human resources policies, including employees’ performance evaluation policies, promotions and structural changes to the Company; and

•	presenting proposals concerning the structure and amount of compensation for senior executive officers.

Audit Committee

The Board of Directors also appointed an audit committee which is composed of José Luis Salas Cacho (independent member), as President, Ignacio Rodríguez Pullen (independent member), and Luis Martinez Argüello (independent member). Permanent invitees to meetings of the Audit Committee include Javier Garcia Sabaté, who is our statutory auditor, José F. Serrano, Javier Segovia, Horacio Reyes and our internal auditors, Mmes. Elvira Ruiz and Verónica Martínez. The committee’s responsibilities include, among others:

•	Overseeing the accounting and financial reporting processes of the Company;

•	Overseeing compliance with legal and regulatory requirements and overseeing audits of the financial statements of the Company;

•	Evaluating independent internal and external auditors and assisting the Board in their selection (subject to approval by vote of the shareholders);

•	Providing support to the Board of Directors of Grupo TMM in reviewing employees’ complaints concerning accounting and audit-related matters;

•	Providing sufficient opportunity for a private meeting between members of internal and external audit and the Audit Committee, who may also request additional information from employees and legal counsel; and

•	Providing support to the Board of Directors of Grupo TMM in supervising and reviewing the Company’s corporate accounting and disclosure policies and discussing guidelines and policies to govern the process of risk assessment with management.

Code of Ethics

The Company has adopted a Code of Ethics which applies to its principal executive officer, principal financial officer, and other senior management. We last updated the Code of Ethics in January 2004. The Code of Ethics may be viewed on the Company website at www.grupotmm.com under the caption “Investors — Corporate Governance.” An English version of this document is available upon request to Grupo TMM, S.A., Avenida de la Cuspide, No. 4755, Colonia Parques del Pedregal, 14010 Mexico City, D.F., Mexico, Attn: General Counsel.

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

The statutory auditor is also authorized to:

•	call Ordinary or Extraordinary General Shareholders’ Meetings;

•	place items on the agenda for meetings of shareholders or the Board of Directors;

•	attend meetings of shareholders, the Board of Directors, or the Audit Committee;

•	review all of our transactions;

•	inspect our accounting books and all other pertinent documents; and

•	generally monitor our affairs.

At our April 25, 2006 Annual General Ordinary Shareholders’ Meeting, Javier García Sabaté was ratified as our statutory auditor and Jose Franco Minero was ratified to serve as our alternate statutory auditor until their successors are appointed at the next Annual General Ordinary Shareholders’ Meeting.

NYSE Corporate Governance Comparison

Pursuant to Section 303A.11 of the Listed Company Manual of the NYSE, we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE listing standards. We are a Mexican corporation with shares listed on the Mexican Stock Exchange. Our corporate governance practices are governed by our bylaws, the Mexican Securities Market Law2 and the regulations issued by the Mexican National Banking and Securities Commission. On an annual basis, we file a report with the Mexican Banking and Securities Commission and the Mexican Stock Exchange regarding our compliance with the Mexican Code of Best Corporate Practices.

2 On December 30, 2005, the New Mexican Securities Market Law was published at the Official Gazette, such law will become effective June 28, 2006, and companies subject to such law will have a 180-day period to adjust their respective by-laws to the new requirements of the law.

The table below discloses the significant differences between our corporate governance practices and the NYSE standards.

NYSE Standards	Our Corporate Governance Practices

Director Independence. Majority of board of directors must be independent. §303A.01	Pursuant to the Mexican Securities Market Law and our bylaws, our shareholders are required to appoint a board of directors of between five and 20 members, 25% of whom must be independent within the meaning of the Mexican Securities Market Law, which differs from the definition of independent under the rules of the New York Stock Exchange.
Our board of directors currently consists of seven members, of which four of our directors and four of our alternate directors are outside (i.e. non-management) directors. Four of our directors and four of our alternate directors are independent directors within the meaning of the Mexican Securities Market Law. Four of our directors and four of our alternate directors are independent directors within the meaning of Rule 10A-3 under the Securities Exchange Act of 1934, as amended.
Pursuant to our bylaws, independent board members must be appointed based on their experience, ability and professional prestige, and may not own any of our shares or be employed by us. Our board of directors must meet at least every three months.
A director is not independent if such director is:	Under Article 26 of the New Mexican Securities Market Law, a director is not independent if such director is:
(i) a person who the board determines has a material direct or indirect relationship with the company, its parent or a consolidated subsidiary;
(i) a director or employee or officer of the company or of the entities that are part of the corporate group or consortium of which the company is a part, as well as the statutory examiner of such company (one-year cooling off period);

(ii) the person is, or has been within the last three years, an employee, or an immediate family member is, or has been within the last three years, an executive officer, of the company, its parent or a consolidated subsidiary, other than employment as interim chairman or CEO;
(ii) a person that has important influence or authority over the company or in any of the entities that are a part of the corporate group or consortium of which the company is a part;
(iii) a person who has received or whose immediate family member has received during any 12-month period on the last three years, more than $100,000 in direct compensation from the company, its parent or a consolidated subsidiary, other than director and committee fees or deferred compensation for prior service (and other than compensation for service as interim chairman or CEO or received by an immediate family member for service as a non-executive employee);
(iii) a shareholder that is part of the group of persons that has control of the company;

NYSE Standards	Our Corporate Governance Practices

(iv) a person who is a partner with or employed, or whose immediate family member is a partner with or employed in a professional capacity other than tax planning, by the present internal or external auditor of the company or the person or immediate family member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on the listed company’s audit within that time;

(iv) an important client, supplier, debtor or creditor (or a partner, director or employee thereof). A client and supplier is considered important when its sales to or purchases from the company represent more than 10% of the client’s or supplier’s total sales or purchases. A debtor or creditor is considered important whenever the aggregate amount of the relevant loan represents more than 15% of the debtor’s, creditors or the company’s aggregate assets;

(v) an executive officer, or an immediate family member of an executive officer, of another company whose compensation committee’s membership includes, or included in the last three years, an executive officer of the listed company, its parent or a consolidated subsidiary; or

(vi) an executive officer or employee of a company, or an immediate family member of a director is an executive officer of a company, that has made payments to, or received payments from, the listed company, its parent or a consolidated subsidiary for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million or 2% of such other company’s consolidated gross revenues.

“Immediate family member” includes a person’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law and anyone (other than domestic employees) who shares the person’s home. Individuals who are no longer immediate family members due to legal separation, divorce or death (or incapacity) are excluded. §303A.02(b)
(v) a ‘‘family member’’ related to any of the persons mentioned above in (i) through (iv). ‘‘Family member’’ includes a person’s spouse, concubine or other relative up to the fourth degree of consanguinity and affinity.
There is no similar requirement under our bylaws or applicable Mexican law.

Executive Sessions. Non-management directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03	The Mexican Banking and Securities Commission may object to the qualification of independence of any board member if there is reason to believe that such person is subject to any of the circumstances mentioned above, within 30 days after the notice given by the company to the commission as to the appointment of such person or at any time thereafter.

NYSE Standards	Our Corporate Governance Practices

Audit committee. Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the more stringent requirements under the NYSE standards is required. §§303A.06, 303A.07
We have a three-member audit committee, which is composed of directors appointed by the shareholders. The Mexican Securities Market Law requires that the president and the majority of the members of our audit committee be independent. Our bylaws require that a majority of the members of the audit committee be independent. Currently all members of our audit committee are independent as such term is defined under the Mexican Securities Market Law.
However, the members of our audit committee are not required to satisfy the NYSE independence and other audit committee standards that are not prescribed by Rule 10A-3.

Our audit committee complies with the requirements of the Mexican Securities Market Law and has the following attributes:
• Our audit committee operates pursuant to the by-laws and pursuant to resolutions of the Board of Directors or the Stockholders.
• Pursuant to our bylaws and Mexican law, our audit committee submits an annual report regarding its activities to our board of directors.
• The duties of the audit committee include:
• reviewing and opining on all related-party transactions;
• recommending independent auditors to our board of directors;
• The audit committee is empowered to hire independent counsel and other advisors as it deems necessary to carry out its duties, including the review of related-party transactions.
Nominating/corporate governance committee. Nominating/corporate governance committee of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.04	We are not required to and do not have a nominating/corporate governance committee. As per Mexican practice, the board of directors may appoint one or more Special Committees in order to delegate its supervisory authority. At least one member of each Special Committee should be an independent director. We maintain a Planning and Finance Committee that performs similar activities. We are working on completing and updating our corporate governance guidelines to align them with U.S. standards.
Compensation committee. Compensation committee of independent directors is required, which must approve executive officer compensation. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.05	We have a Compensation Committee, the members of which are independent board members. Mexican regulations provide that the compensation committee can be composed of three to seven members, of which at least one should be independent.
Equity compensation plans. Equity compensation plans require shareholder approval, subject to limited exemptions. §303A.08	We are not required under Mexican law to obtain shareholder approval of any equity compensation plans.

NYSE Standards	Our Corporate Governance Practices

Code of Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. §303A.10	We have adopted a code of ethics in alignment with U.S. standards, which has been accepted by all of our directors and executive officers and other personnel. We are required by Item 16B of this Form 20-F to disclose any waivers granted to our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions.

Employees

As of March 31, 2006, we had 5,054 employees, approximately 68% of whom were unionized. As of December 31, 2005, we had 5,000 employees, approximately 66% of whom were unionized. In accordance with customary practice in Mexico, we negotiate union contracts annually with regard to wages and every two years with regard to other matters, including benefits. We have experienced nine strikes since 1958. The longest of these strikes occurred in 1981 and lasted 21 days. We have not experienced a strike since 1987 and believe that relations with our employees are good.

Share Ownership

As of April 30, 2006, the Serrano Segovia family directly held 7,896,353 Series A Shares, and the CPO Trustee maintained 48,656,116 Series A Shares of our capital stock in the form of ADSs, including 18,019,469 Series A Shares that are beneficially owned by the Serrano Segovia family. Accordingly, as of such date, the Serrano Segovia family controlled the voting power of our capital stock. The voting power controlled by the Serrano Segovia family varies from time to time, depending upon the number of Series A Shares held by the Serrano Segovia family and by the CPO Trust or others. As of April 30, 2006, the Serrano Segovia Family controlled 45.5% of the voting power in respect of the total amount of Series A Shares outstanding as of that date.

As of April 30, 2006, Mr. Brad Lee Skinner beneficially owned Series A Shares (in the form of ADSs) of Grupo TMM. Mr. Skinner owned less than 1% of the outstanding Series A Shares, and other than as set forth below in the table entitled “Major Shareholders,” no other directors, alternate directors or executive officers owned any shares of our capital stock. As of April 30, 2006, Messrs. José F. Serrano Segovia and Ramón Serrano Segovia together with their sister, Ms. Teresa Serrano Segovia, controlled an aggregate of 25,915,822 Series A Shares, representing 45.5% of the outstanding Series A Shares.

Series A Shares were contributed to the CPO Trust established with a 30-year term by Nacional Financiera, S.N.C. (the “CPO Trustee”) on November 24, 1989. The CPO Trustee authorized the issuance of non-redeemable ordinary participation certificates (certificados de participación ordinarios no amortizables) (“CPOs”) that correspond to our Series A Shares. One CPO may be issued for each Series A Share contributed to the CPO Trust. CPOs constitutes separate negotiable instruments different and apart from the Series A Shares, and afford to their holders only economic rights with respect to the Series A Shares held in the CPO Trust. Such voting rights are exercisable only by the CPO Trustee, which is required by the terms of the CPO Trust to vote such Series A Shares in the same manner as holders of a majority of the outstanding Series A Shares not held in the CPO Trust and voted at the relevant meeting. Mexican and non-Mexican investors may hold CPOs without restrictions of any kind. The acquisition of Series A Shares representing 5% or more of the capital stock of Grupo TMM by any person or group of persons (other than the Serrano Segovia family and the CPO Trustee), in one or a series of simultaneous or successive transactions requires the prior approval of the board of directors. As of April 30, 2006, the CPO Trustee held CPOs underlying an aggregate of 48,656,116 Series A Shares in the form of ADSs.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table indicates, as of April 30, 2006, unless otherwise indicated, the persons or groups who are the beneficial owners of more than 5% of our outstanding Series A Shares. Each person with shared voting and dispositive power with respect to certain securities may be deemed to own the totality of such securities for purposes hereof.

	Actual Ownership
	Series A			Beneficial Ownership
Owner	Shares	ADSs	Total	Amount	Percent

José F. Serrano Segovia(a)	4,021,568	6,394,555	10,416,123	14,714,537	25.8%
Ramón Serrano Segovia(a)	2,491,485	4,983,979	7,475,464	11,773,878	20.7%
Teresa Serrano Segovia(b)	956,950	2,768,871	3,725,821	3,725,821	6.5%
Servicios Directivos Servia, S.A. de C.V.(a)	425,850	3,872,064	4,297,914	4,297,914	7.5%
Promotora Servia, S.A. de C.V.(a)	500	0	500	4,298,414	7.5%
Beck Mack & Oliver, LLC(c)		3,924,750	3,924,750	3,924,750	6.9%
Litespeed Management, LLC(d)		3,569,300	3,569,300	3,569,300	6.3%
Chesapeake Partners Management Co, Inc.(e)		2,216,900	2,216,900	2,216,900	4.9%
William Jones & Associates, Inc.(f)		3,514,964	3,514,964	3,514,964	6.3%

(a)	Based upon information set Forth in a Schedule 13D filed on Dec 29, 2005, as amended by an amendment filed on June 28, 2006. The Schedule 13D was filed by the following persons, all of whom disclaim membership in a group: José F. Serrano Segovia, who is deemed to beneficially own 14,714,537 Series A Shares (25.8%), and who has the sole power to vote 10,416,123 of such shares, the sole power to dispose of 10,416,123 of such shares, and who has the shared power to vote and dispose of 4,298,414 of such shares; Ramón Serrano Segovia, who is deemed to beneficially own 11,773,878 Series A Shares (20.7%), and who has the sole power to vote 7,475,464 of such shares, the sole power to dispose of 7,475,464 of such shares and the shared power to vote and dispose of 4,298,414 of such shares; Servicios Directivos Servia, which beneficially owns and has the shared power to vote and dispose of 4,297,914 Series A Shares (7.5%); and Promotora Servia, S.A. de C.V., which beneficially owns and has the shared power to vote and dispose of 4,298,414 Series A Shares (7.5%). In addition, (i) 11,378,534 of the 17,891,587 Series A Shares actually owned by José and Ramón Serrano Segovia are represented by ADSs representing CPOs which correspondingly represent financial interests in the same number of Series A Shares and (ii) 3,872,064 of the 4,297,914 Series A Shares actually owned by Servicios Directivos Servia, S.A. de C.V. were represented by ADSs. As of June 26, 2006, an aggregate of 20,794,515 Series A Shares (including Series A Shares that may be represented by ADSs) owned by the reporting persons in such Schedule 13D were pledged for the benefit of their creditors pursuant to certain pledge agreements.

(b)	Teresa Serrano Segovia, who is deemed to beneficially own 3,725,821 Series A Shares (6.5%) and who has the sole power to vote 3,725,821 of such shares, the sole power to dispose of 3,725,821 of such shares. Teresa Serrano Segovia has pledged 2,768,871 ADSs to Equities First Holdings, LLC to secure a loan in the aggregate amount of $9.8 million.

(c)	Based upon information contained in such company’s Schedule 13F filed April 21, 2006.

(d)	Based upon information contained in such company’s Schedule 13G filed February 14, 2006.

(e)	Based upon information contained in such company’s Schedule 13F filed May 15, 2006.

(f)	Based upon information contained in such company’s Schedule 13G filed February 8, 2005.

At May 31, 2006, 48,656,116 Series A Shares were held in the form of ADSs which have limited voting rights. See Item 9. “The Offer and Listing.”

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

We and Grupo Servia entered into a tax benefits agreement dated December  5, 2001, (the “Tax Benefits Agreement”) providing for the transfer to us of certain benefits derived from Grupo Servia’s ability to consolidate the results of its subsidiaries and affiliates, and providing for a payment to Promotora Servia of $9.4 million by us in respect of such benefits. On December 31, 1991, Grupo Servia obtained an authorization from the Ministry of Finance and Public Credit to consolidate its results with each and every one of its subsidiaries or affiliates for tax purposes (the “Fiscal Consolidation”). Pursuant to the Tax Benefits Agreement, Grupo Servia assigned to us the benefits derived from the Fiscal Consolidation.

On April 30, 2003, we amended the terms of the Termination Agreement with Promotora Servia to extend the payment date for a portion of the amount owed until May 30, 2003. We paid $20.4 million (representing the amount owed under the Tax Benefits Agreement and the portion of the amount owed under the Termination Agreement that was not extended) to Promotora Servia on April 30, 2003. The remaining unpaid balance owed to Promotora Servia was $6.5 million, and as payment in full for such obligations, Promotora Servia received 2007 Notes in lieu of a cash payment containing the same payment terms as those offered in the restructuring in an aggregate principal amount equal to such remaining unpaid balance.

Seacor

Through a joint venture, Grupo TMM (60% interest) and Seacor Inc. (40% interest) participate in the offshore services industry sector through their subsidiaries Seamex International, Ltd. and Maritima Mexicana, S.A. (“Marmex”). Seacor is one of the largest U.S. companies engaged in operating supply ships and supplying support services to offshore drilling platforms in the Gulf of Mexico. Marmex operates offshore vessels providing services to the Mexican offshore drilling site in the Cantarell field in the southern part of the Gulf of Mexico. Seamex International, Ltd. and Seacor have internal arrangements through which each company may receive or transfer money in accordance with its cash requirements, as well as provide agency services and repair services to each other. The accounts receivable at December 31, 2003, and 2004, of $593,000 and $448,000, respectively, correspond to agency services and repairs provided. See Note 26 of our Financial Statements. In April 2006, the Company purchased Seacor’s 40 percent interest in Marmex pursuant to an agreement entered into in December 2005. TMM also purchased five offshore vessels owned by Seacor and flagged the vessels Mexican, and at the same time converted three additional offshore vessels from leased to owned status. — See Item 4. “Business Overview —  Recent Developments.”

ITEM 8.	FINANCIAL INFORMATION

See Item 18 — “Financial Statements.”

Legal Proceedings

Dispute with Kansas City Southern

TFM VAT Award

On September 13, 2005, Grupo TMM, KCS and TFM reached a settlement agreement with the Mexican Government in connection with TFM’s VAT lawsuit and the Mexican Government’s Put Option (the “Put”).

In accordance with such settlement — Grupo TFM, acquired the 20 percent of shares issued by TFM subject to the Put held by the Mexican Government on a basis that effectively offsets the VAT claim and Put obligation and therefore ending all litigation on these issues.

In accordance with the Amended Acquisition Agreement between TMM and KCS dated December 15, 2004, on March 13, 2006, $110 million in a combination of cash, notes and stock was paid by KCS to the Company. See Item 4. “Information on the Company — Recent Developments — Disposition of Grupo TMM’s interest in Grupo TFM to KCS — The Amended Acquisition Agreement — TFM VAT Award.”

Other Legal Proceedings

On September 15, 2003, HFTP Investment, L.L.C., Gaia Offshore Master Fund Ltd., and Caerus Fund, Ltd. filed a lawsuit against us seeking a declaratory judgment to adjust the exercise price of the note-linked securities and the number of ADSs acquirable upon exercise of the note-linked securities acquired by them from us in connection with convertible notes issued by us in April 2002. On June 5, 2006, we paid $1.8 million as payment for the judgment issued in connection with this proceeding.

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

Significant Changes

See Item 4. “Information on the Company — Business Overview — Recent Developments.”

ITEM 9.	THE OFFER AND LISTING

Trading

Series A Shares started trading on the Bolsa Mexicana de Valores, S.A. de C.V. (the “Mexican Stock Exchange” or the “Bolsa”) on September 24, 1980, and Series L Shares on August 9, 1991. In June 1992, L Share

ADSs, each representing one Series L Share, were issued by Citibank, N.A. (the “Depositary”) as depositary in exchange for Rule 144A ADSs and as part of an initial public offering, and commenced trading on the New York Stock Exchange (“NYSE”). On September 13, 2002, we completed a reclassification of our Series L Shares of stock as Series A Shares. The reclassification combined our two classes of stock into a single class by converting each share of Series L Shares into one share of Series A Shares. The reclassification also eliminated the variable portion of our capital stock and we became a fixed capital corporation (sociedad anónima). Following the reclassification, we had 56,963,137 Series A Shares outstanding. As a result of the elimination of the variable portion of our capital stock, our registered name changed from Grupo TMM, S.A. de C.V. to Grupo TMM, S.A.

As of March 31, 2006, of the 56,963,137 outstanding Series A Shares, 48,656,116 were held in the form of American Depository Shares (“ADSs”) which may be evidenced by American Depository Receipts (“ADRs”). ADRs may represent one or a specified number of ADSs.

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

Limitations Affecting ADS Holders and CPO Holders

Each share entitles the holder thereof to one vote at any of our shareholders’ meetings. Holders of CPOs are not entitled to vote the shares underlying such CPOs. Such voting rights are exercisable only by the CPO trustee, which is required to vote all such shares in the same manner as the holders of a majority of the shares that are not held in the CPO trust and that are voted at the relevant meeting.

Whenever a shareholders’ meeting approves a change of corporate purpose, change of nationality or restructuring from one type of corporate form to another, any shareholder who has voted against such change or restructuring has the right to withdraw from us and receive an amount equal to the book value of its shares (in accordance with our latest balance sheet approved by the annual ordinary general meeting), provided such shareholder exercises its right to withdraw during the 15-day period following the meeting at which such change or restructuring was approved. Because the CPO trustee is required to vote the shares held in the CPO trust in the same manner as the holders of a majority of the shares that are not held in the CPO trust and that are voted at the relevant meeting, appraisal rights will not be available to holders of CPOs.

The tables below set forth, for the periods indicated, the reported high and low prices on the Mexican Stock Exchange and on the NYSE for the Series A Shares and Series L Shares and the A Share ADSs and L Share ADSs, respectively. Information on the Company’s Series L Shares in the Mexican Stock Exchange and in the New York Stock Exchange is reported until September 12, 2002, as per our share reclassification.

Mexican Stock Exchange
Price per Share

	A Shares		L Shares
Previous Five Years:	High	Low	High	Low
	(Pesos)

2001	123.85	47.30	128.38	48.80
2002(1)	106.00	51.60	106.40	56.00
2003	55.00	16.61	*	*
2004	47.50	25.00	*	*
2005	42.00	31.40	*	*

(1)	Series L Shares information through September 12, 2002.

*	N.A.

Mexican Stock Exchange
Price per Share

	A Shares		L Shares
Previous Two Years (by Quarter):	High	Low	High	Low
	(Pesos)

2004:
First Quarter	47.50	33.00	*	*
Second Quarter	30.00	28.70	*	*
Third Quarter	30.50	25.00	*	*
Fourth Quarter	40.51	26.01	*	*
2005:
First Quarter	40.00	36.50	*	*
Second Quarter	33.80	31.40	*	*
Third Quarter	42.00	35.00	*	*
Fourth Quarter	42.00	35.00	*	*
2006:
First Quarter	54.00	41.11	*	*

(1)	Series L Shares information through September 12, 2002

*	N.A.

Mexican Stock Exchange
Price per Share

	A Shares
Previous Six Months:	High	Low
	(Pesos)

December 31, 2005	40.00	35.01
January 31, 2006	51.00	40.00
February 28, 2006	54.00	51.00
March 31, 2006	54.00	50.21
April 30, 2006 ,	50.21	50.21
May 31, 2006	50.21	50.21
June 30, 2006 (through June 27)	49.00	41.77

Source:  InfoSel Financiero

New York Stock Exchange
Price per Share

	A Share ADS		L Share ADS
Previous Five Years:	High	Low	High	Low
	(Dollars)

2001	13.60	4.00	13.95	4.61
2002(1)	11.23	4.60	11.50	4.95
2003	5.43	1.45	*	*
2004	4.56	1.85	*	*
2005	4.10	2.15	*	*

(1)	Series L Shares information through September 12, 2002

*	N.A.

New York Stock Exchange
Price per Share

	A Share ADS		L Share ADS
Previous Two Years (by Quarter):	High	Low	High	Low
	(Dollars)

2004:
First Quarter	4.56	2.74	*	*
Second Quarter	3.23	2.40	*	*
Third Quarter(1)	2.76	1.85	*	*
Fourth Quarter	3.94	2.20	*	*
2005:
First Quarter	3.60	3.03	*	*
Second Quarter	3.08	2.15	*	*
Third Quarter	4.10	3.05	*	*
Fourth Quarter	4.06	3.37	*	*
2006:
First Quarter	5.34	3.86	*	*

(1)	Series L Shares information through September 12, 2002

*	N.A.

New York Stock Exchange
Price per Share

	A Share ADS
Previous Six Months:	High	Low
	(Dollars)

December 31, 2005	3.95	3.37
January 31, 2006	4.99	3.86
February 28, 2006	5.33	4.40
March 31, 2006	5.34	4.35
April 30, 2006	5.00	4.81
May 31, 2006	5.60	4.98
June 30, 2006 (through June 27)	4.70	3.91

Source: Bloomberg System

ITEM 10.	ADDITIONAL INFORMATION

Share Capital

Not applicable.

Memorandum and Articles of Association

The following is a summary of the provisions of the Estatutos Sociales (By-laws) of Grupo TMM and is qualified in its entirety by the actual provisions within the bylaws themselves and applicable provisions of the General Law of Mercantile Companies and the Mexican Securities Market Laws. For a description of the provisions of our Bylaws relating to our Board of Directors, Executive Committee and statutory auditors, see Item 6. “Directors, Senior Management and Employees.”

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

Any director may resign at any time. Any director may be removed with or without cause at any time by an affirmative vote of a majority of the shareholders entitled to vote at a General Ordinary Shareholders’ Meeting. If any vacancies occur in the Board of Directors, or if the authorized number of directors is increased, the directors then in office may continue to act (provided that the majority of our Board of Directors is present), and such vacancies may be filled by a majority vote of the directors then in office. Any vacancies or newly created directorships also may be filled by an affirmative vote of a majority of the shareholders entitled to vote at a general meeting of shareholders called for such purpose.

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

Capital Stock

The nominal capital stock of the Company is in the amount of Ps. 1,400,000,000.00 (Mexican Pesos) Pesos, represented by 67,463,137 Series A Shares, without par value. Of that capital stock, the amount of Ps. 700,000,000.00 (Mexican Pesos) is completely subscribed and paid in, and is represented by 56,963,137 outstanding Series A Shares, without par value, all subscribed and paid in. The Company has an authorized capital stock of Ps. 700,000,000.00 (Mexican Pesos) and retains as treasury stock for conversion 10,500,000 Series A Shares, without par value.

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

Shareholders’ Meetings

Shareholders are entitled to vote on all matters at ordinary or special shareholders’ meetings. The Board of Directors will convene an Annual Shareholders’ Meeting at least once a year on the date determined by the Board of Directors within the first four (4) months following the closure of the fiscal year. In addition to dealing with the matters included on the agenda, the shareholders’ meeting should discuss, approve or modify the report of the Board of Directors and the report of the examiners referred to in the General Law of Mercantile Companies (“Ley General de Sociedades Mercantiles”), related to (i) the day-to-day course of business, (ii) the general balance sheet, (iii) the statement of income, and (iv) the statement of changes in financial position and the statement of the change in shareholders’ equity for such fiscal year, (a) the Company and (b) those mercantile or civil companies in which the Company has a majority participation, when the value of the investment in each case exceeds twenty percent (20%) of the net worth of the Company, as provided under the statement of financial position of the Company at the close of the corresponding fiscal year. Such meeting shall also be in charge of naming the directors and examiners for the next fiscal year as well as determining their compensations. All notices of shareholders’ meetings shall be published once in the official newspaper of the domicile of the Company and in one of the newspapers of major circulation in such domicile, at least fifteen (15) days prior to the date scheduled for the meeting to be held. In order for the Ordinary Shareholders’ Meetings to be considered legally convened as a result of the first call, at least half of the capital stock in circulation at that time must be represented therein, and the resolutions of such Meeting shall be valid when passed by a majority of the votes present.

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

Extraordinary Shareholders’ Meetings require the attendance of at least 75% of the shares that have the right to attend and vote at any such meetings, and the affirmative vote of at least half the issued and outstanding shares having such voting right, in a first call, and in a second or subsequent call, the attendance and affirmative vote of at least half the issued and outstanding shares having the right to attend and vote at any such meeting.

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

Acquisition of Share Capital

The consent of the Board of Directors will be required for acquisitions that would result in any person or group of persons acquiring 5% or more of our Series A Shares whether in a single transaction or in several simultaneous or successive transactions, notwithstanding the number of shares that such person may own at such time. If the approved process is not complied with, the acquiror will not be entitled to vote the acquired Series A Shares. The approved process will apply only to direct acquisitions of Series A Shares and not to CPOs and ADSs. In addition, the acquisition of Series A Shares by any Mexican national may also be subject to the applicable provisions of Mexican antitrust laws.

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

Dividends

Dividends are declared by the shareholders. All holders of common stock (represented by shares, CPOs or ADSs) will share equally on a per share basis in any dividend declared by our shareholders.

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

Taxation

General

The following summary describes the principal United States and Mexican federal income tax consequences of the acquisition, ownership, and disposition of our ADSs and our Notes by:

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

For purposes of this summary, a “U.S. holder” generally is any holder of any of our securities who or which is (i) a citizen or resident of the United States, (ii) a corporation, partnership, or other entity created or organized in or under the laws of the United States, or any political subdivision thereof; (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of source; or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons has the authority to control all substantial decisions of the trust.

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

Equity

Mexican Tax Considerations

This summary of certain Mexican tax considerations relates only to non-resident U.S. holders of our Series A Share ADSs.

Dividends — Dividends, either in cash or in any other form, paid with respect to our Series A Share ADSs to non-resident U.S. holders will not be subject to Mexican withholding or any other Mexican tax.

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

If the foregoing conditions are not met and the sale or other disposition of our Series A Share ADSs is made by a non-resident U.S. holder on any other exchange, the sale or disposition will be subject to a 25% Mexican income tax on the gross proceeds, unless a non-resident U.S. holder meets certain requirements and elects to be taxed at a rate of 29% on the net gain realized on the sale, as determined pursuant to Mexican tax laws.

Under the Tax Treaty, a non-resident U.S. holder entitled to claim the benefits under the Tax Treaty owning less than 25% of our capital stock or owning more than 25% but for less than 12 months will generally be exempt from Mexican taxation on any gain derived from the sale or other disposition of our Series A Shares.

Deposits of CPOs in exchange for ADSs and withdrawals of CPOs in exchange for ADSs will not give rise to Mexican taxation.

Commissions paid in brokerage transactions for the sale of our Series A Shares ADSs on the Mexican Stock Exchange are subject to a value-added tax of 15%, unless residents in Mexico for tax purposes render the commissions and such services are useful abroad.

Other Mexican Taxes — There are no Mexican inheritance or succession taxes applicable to the ownership, transfer or disposition of our Series A Shares ADSs. Gratuitous transfers of our Series A Shares ADSs may, in some circumstances, subject the recipient to Mexican federal income tax. There are no Mexican stamp, issue, registration or similar taxes or duties payable by non-resident U.S. holders of our Series A Shares ADSs, or Series A Share ADSs.

United States Income Tax Considerations

For United States federal income tax purposes, owners of ADSs generally will be treated as the owners of the underlying Series A Shares represented by the ADSs.

Dividends — Distributions paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) with respect to our ADSs will be includible in the gross income of a U.S. holder as ordinary income when the distributions are received by the depositary and will not be eligible for the dividends received deduction otherwise allowable to U.S. holders that are corporations. To the extent that a distribution exceeds earnings and profits, it will be treated first as a return of the U.S. holder’s tax basis to the extent of such tax basis, and then as gain from the sale or disposition of a capital asset. A U.S. holder must include in gross income as ordinary income the gross amount of the dividends, including any Mexican tax withheld therefrom, without regard to whether any portion of such tax may be refunded to the U.S. holder by the Mexican tax authorities. The amount of any dividend paid in Pesos will equal the U.S. dollar value of the Pesos received, calculated by reference to the exchange rate in effect on the date the distribution is includible in income, regardless of whether the Pesos are converted into U.S. dollars. In addition, U.S. holders may recognize a foreign currency gain or loss (generally treated as an ordinary gain or loss) upon the disposition of the Pesos measured by the difference between such U.S. dollar value and the amount realized on the disposition. Distributions generally will constitute foreign source “passive income” or, in the case of some holders for taxable years beginning before January 1, 2007, “financial services income,” and for taxable years beginning after December 31, 2006, “passive” category income (depending on whether the U.S. holder is predominantly engaged in the active conduct of a banking, insurance, finance, or similar business), in each case treated separately from other types of income for U.S. foreign tax credit purposes.

Tax legislation signed into law on May 28, 2003, provides for a maximum 15% U.S. tax rate on the dividend income of an individual U.S. holder with respect to dividends paid by a domestic corporation or “qualified foreign corporation.” A qualified foreign corporation generally includes a foreign corporation if (i) its shares (or, according to the legislative history of the new legislation, its ADSs) are readily tradable on an established securities market in the U.S. or (ii) it is eligible for benefits under a comprehensive U.S. income tax treaty. The ADSs are traded on the New York Stock Exchange; therefore, we believe we should be treated as a qualified foreign corporation and dividends paid to an individual U.S. holder with respect to the ADSs should be taxed at a maximum rate of 15%. The maximum 15% tax rate is effective with respect to dividends included in income during any taxable year ending before January 1, 2011.

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

Capital Gains — In general, upon the sale or other disposition of ADSs, a U.S. holder generally will recognize a gain or loss equal to the difference between the amount realized on the sale or disposition (if the amount realized is denominated in a foreign currency then its U.S. dollar equivalent, determined at the spot rate on the date of disposition) and the U.S. holder’s adjusted tax basis in the ADSs (in U.S. dollars). The gain or loss will be treated as a capital gain or loss if the ADSs were held as a capital asset and will be a long-term capital gain or loss if the ADSs have been held for more than one year on the date of the sale or other disposition. Under current law, net capital gains of individuals are, under certain circumstances, taxed at lower rates than items of ordinary income. With respect to sales occurring during any taxable year ending before January 1, 2011, the maximum long-term capital gain tax rate for an individual U.S. Holder is 15%. For sales occurring during any taxable year ending after December 31, 2010, under current law the maximum long-term capital gain rate for an individual U.S. Holder is 20%. The deductibility of capital losses is subject to limitation. A gain or loss recognized by a U.S. holder on a sale or other disposition of ADSs generally will be treated as a gain or loss from sources within the United States for United States federal income tax purposes.

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

Interest — Under Mexico’s income tax law, payments of interest with respect to each of our series of Notes to non-resident U.S. holders (including deemed interest in accordance with Mexico’s income tax law) will be subject to Mexican withholding tax at a rate of 4.9%, if, as expected, the following requirements are met with respect to the relevant series of our Notes:

•	our Notes are registered with the Special Section of the Registry maintained by the CNBV and evidence of the registration is filed with the Ministry of Finance and Public Credit;

•	our Notes were placed outside of Mexico through banks or brokerage houses in a country with which Mexico has in force a treaty for the avoidance of double taxation;

•	we duly comply with the information requirements established in the general rules issued by the Ministry of Finance and Public Credit for those purposes; and

•	owners of more than 10% of our voting stock or entities in which we own more than 20% of the voting stock do not beneficially receive (as determined under Mexico’s income tax laws) more than 5% of the aggregate interest paid on the relevant series of our Notes. Ownership of stock includes direct and indirect ownership, as well as ownership by related parties.

If the above-mentioned requirements are not met, the Mexican withholding tax rate will be 10%.

•	Neither the 4.9% nor the 10% rate will be applied if owners of more than 10% of our voting stock or entities in which we own more than 20% of the voting stock do not beneficially receive (as determined under Mexico’s income tax laws) more than 5% of the aggregate interest paid on the relevant series of our Notes. Ownership of stock includes direct and indirect ownership, as well as ownership by related parties. In such case, the effective income tax rate will apply.

•	The Ministry of Finance and Public Credit issued rule 3.23.8 which contains the information requirements for the application of the 4.9% withholding tax rate which is in force until March 30, 2007. We expect that this rule will be extended or that a substantially similar successor of such rule will be published; however we cannot assure you that this will happen. In any case, we expect to satisfy the information requirements, and accordingly, expect that the 4.9% withholding tax rate will apply.

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

Market Discount — A U.S. holder that purchases a Note at a market discount generally will be required to treat payments other than interest payments and any gain on the sale or retirement of the Note as ordinary income to the extent of the accrued market discount not previously included in income. Unless a de minimis rule applies, market discount is the amount by which the U.S. holder’s basis in a purchased Note immediately after purchase (which generally equals the U.S. holder’s purchase price) is less than the Note’s stated redemption price at maturity, or in the case of Notes issued with original issue discount, the Note’s revised issue price. (The revised issue price of a Note is its initial issue price increased by the amount of original issue discount includible in the gross income of previous holders.) Market discount on a Note will accrue, at the election of the U.S. holder, either ratably or at a constant yield to maturity. The U.S. holder may elect to take market discount into income as it accrues. This election to include market discount in income currently, once made, applies to all market discount obligations acquired in or after the first taxable year to which the election applies. It may not be revoked without the consent of the Internal Revenue Service. A U.S. holder may be required to defer deductions for all or a portion of the interest expense attributable to debt incurred or continued to purchase a Note with market discount.

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

Information Reporting And Backup Withholding

Amounts paid in respect to our Notes or ADSs and the proceeds from the sale, exchange, or redemption of our Notes or ADSs may be reported to the United States Internal Revenue Service and a backup withholding tax may apply to such amounts unless the holder (i) is a domestic corporation (which may be required to establish its exemption by providing its status on U.S. Internal Revenue Service Form W-9), (ii) in the case of a U.S. holder other than a corporation, provides an accurate taxpayer identification in the manner required by applicable law, (iii) in the case of a non-U.S. Holder, provides a properly executed U.S. Internal Revenue Service Form W-8BEN, or other successor form, or otherwise (iv) establishes a basis for exemption. The amount of any backup withholding from a payment to a U.S. holder generally will be allowed as a credit against the U.S. holder’s United States federal income tax liability.

Documents On Display

All documents concerning the Company referred to herein may be inspected at our offices in Mexico City. We will provide a summary of such documents in English upon request. In addition, the materials in this Annual Report on Form 20-F, and exhibits thereto, may be inspected and copied at the Securities and Exchange Commission’s public reference room in Washington, D.C. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on public reference rooms. The Securities and Exchange Commission maintains a web site on the Internet at http://www.sec.gov that contains reports and other information regarding us.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following information includes “forward-looking statements” that involve risk and uncertainties. Actual results could differ from those presented. All information below is presented under IFRS as of December 31, 2005, in U.S. dollars.

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

At December 31, 2005 and 2004, the Company had monetary assets and liabilities denominated in currencies other than the United States dollar as follows:

	December 31,
	2005	2004
	(In thousands of Dollars)

Assets	$44,682	$103,709
Liabilities	(78,590)	(70,602)

	$(33,908)	$33,107

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

The table below provides information about the Company’s debt obligations. For debt obligations, the table represents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in thousands of U.S. dollars, which is the Company’s reporting currency. In 2005, the Company did not enter into any interest rate-hedging transactions.

	Breakdown of Fixed and Variable Rates of Financial Obligations(1)
	Expected Maturity
Liabilities	2006	2007	2008	2009	Thereafter	Total	Fair Value
	(In thousands of dollars)

Long-Term Debt
Fixed Rate	$344,025	$166,939	$10,206	$10,296	$25,526	$556,992	$567,798
Average Interest Rate	10.19%	9.09%	7.88%	7.60%	6.90%	9.60%	**
Variable Rate	$1,497	$1,497	$751	—	—	$3,745	$3,745
Average Interest Rate	14.64%	14.64%	14.64%	**	**	14.64%	**

(1)	Information as of December 31, 2005

**	Not applicable

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

On March 15, 2005, GM notified the Company of its intention to exercise its Put Option on April 4, 2005, and on such date TMM, with the cash proceeds from the sale of its interest in Grupo TFM to KCS, paid approximately $34.0 million to GM in exchange for the shares subject to the Put Option. See Item 5. “Operating and Financial Review and Prospects — Indebtedness — Other Arrangements — The GM Put Option.”

Pursuant to the execution of the AAA and upon closing of the sale of Grupo TFM, which took place on April 1, 2005, KCS assumed the Mexican Government Put obligation. See Item 5. “Operating and Financial Review and Prospects — Indebtedness — Other Arrangements — The Mexican Government’s Put Option.”

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

As of December 31, 2003, we were in default under the following obligations: (i) $176.9 million principal amount of 2003 notes which became due on May 15, 2003 (we did not make the payment of principal amount thereof nor the accrued interest on the due date, and as a result, we were in default under the terms of the 2003 notes, which default resulted in a cross-default under the 2006 notes); (ii) $200.0 million principal amount of 2006 notes (we were in cross-default due to the default on our 2003 notes as well as a payment default on interest due); (iii) payments of interest on the existing notes amounting to $45.7 million became due on May 15, 2003, and November 15, 2003; and (iv) we defaulted on interest payments on our existing notes on May 15, 2004, in the amount of $22.8 million.

On August 11, 2004, we completed the Exchange Offer. Pursuant to the Exchange Offer an aggregate amount of $170.7 million or approximately 96.5% of the 2003 notes were tendered, and an aggregate amount of $197.1 million or approximately 98.6% of the 2006 notes were tendered. Holders of the Old Senior Notes who tendered their Old Senior Notes pursuant to the Exchange Offer received approximately $459.5 million aggregate principal amount of 2007 Notes. The Company paid $7.2 million in cash in respect of the principal amount, plus accrued unpaid interest on all of the 2003 notes that were not tendered in the Exchange Offer, and $0.4 million in cash in respect of the accrued unpaid interest on the 2006 notes that were not tendered in the Exchange Offer.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See Item 4. “Information on the Company — C. Organizational Structure — Reclassification of Series A and Series L Shares.”

ITEM 15.	CONTROLS AND PROCEDURES

As reported last year, in connection with the audit of the Company’s 2004 fiscal year financial statements, our independent auditors at that time, PricewaterhouseCoopers, identified a material weakness in internal control over financial reporting, as defined under Auditing Standard No. 2, An Audit of Internal Control Over Financial Reporting Performed in Conjunction with an Audit of Financial Statements, which related to the processing of certain disbursements and expenses. The significant deficiencies included (i) the ability of management to authorize cash disbursements to secure payment obligations for legal services, and (ii) the failure to receive proper invoices for services rendered prior to approval of payment for such services. These significant deficiencies did not (i) result in any material misstatement or omissions in the financial statement included in this Form 20-F, or (ii) relate to fraud.

Due to the remedial measures to address and correct the significant deficiencies identified in 2004 as referred to below, in 2005, our independent auditors, Salles, Sáinz Grant-Thorton, S.C., did not report a material weakness in internal control over financial reporting, as defined under Auditing Standard No. 2, An Audit of Internal Control Over Financial Reporting Performed in Conjunction with an Audit of Financial Statements. Such remedial measures consisted mainly in the development of new corporate policies establishing (i) limits to cash disbursements in the amount of $200.00 per event, and (ii) updating the Delegation of Authority Chart of the company so that higher levels of the management must be involved in the authorization process.

Grupo TMM’s Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of Grupo TMM’s disclosure controls and procedures as of the end of the period covered by this Form 20-F. Based on that evaluation, under the supervision and with the participation of Grupo TMM’s management, the Chief Executive Officer and Chief Financial Officer have concluded that, as of the date of such evaluation, these disclosure controls and procedures were effective. In addition, there have been no changes in Grupo TMM’s internal controls and procedures over financial reporting other than the remedial actions noted above that occurred during the year ended December 31, 2005, that have materially affected, or are reasonably likely to materially affect, Grupo TMM’s internal controls and procedures over financial reporting.

In spite of the good results obtained by the implementation of the measures to address and correct the significant deficiencies identified in 2004, the Company is well aware of the importance of maintaining controls and procedures and will continue working towards improving its controls and procedures.

Beginning with the fiscal year ending December 31, 2006, Section 404 of the U.S. Sarbanes-Oxley Act 2002 (“Section 404”), will require the Company to include an internal control report from management with the annual report on Form 20-F. The internal control report must contain: (1) a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting for the Company, (2) a statement identifying the framework used by management to conduct the required evaluation of the effectiveness of the Company’s internal controls over financial reporting, (3) management’s assessment of the effectiveness of the Company’s internal controls over financial reporting as of the end of the most recent fiscal year, including a statement as to whether or not the Company’s internal controls over financial reporting are effective, and (4) a statement that the Company’s independent auditors have issued an attestation report on management’s assessment of the internal controls over financial reporting.

In connection with the required Section 404 evaluation described above, the Company is presently re-documenting, with the assistance of consultants, business processes and controls as they relate to financial reporting in an effort to comply with the requirements of Section 404. Following the completion of this work, internal tests have been developed to verify the proper application of the internal control procedures and their effectiveness. The actual testing of the effectiveness of the internal control procedures have been taken, allowing sufficient time being allowed to undertake remediation on items identified from the outcomes of the testing program.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Grupo TMM’s audit committee is comprised of three members, each of whom has significant experience in analyzing and evaluating financial reports and an understanding of internal controls and procedures for financial reporting. Grupo TMM’s audit committee obtains advice on matters related to IFRS and assistance in reconciliation of Grupo TMM’s financial statements to U.S. GAAP from its current auditing firm, Salles, Sáinz Grant Thornton, S.C. The Board of Directors of Grupo TMM has determined that its audit committee does not have a financial expert that meets the requirements of an audit committee expert as required in this item. Mexican law does not require audit committee members to have the attributes of a financial expert as set forth in this item and the availability of qualified persons who have the requisite expertise and are otherwise suitable to serve as an audit committee member for Grupo TMM is limited.

ITEM 16B.	CODE OF ETHICS

Grupo TMM has adopted a code of ethical conduct entitled, “Business Conduct Code,” covering all its officers, including its principal executive officer, principal financial officer and principal accounting officer, and all of its employees. We will provide a copy of the Business Conduct Code upon request to Grupo TMM, Avenida de la Cuspide, No. 4755, Colonia Parques del Pedregal, 14010 Mexico City, D.F., Mexico, Attn: General Counsel.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table reflects our principal accounting fees and services for the years 2005, 2004 and 2003:

GRUPO TMM, S.A.

Summary of Auditors’ Payments

	As of December 31,
	2005	2004
	(In thousands of dollars)

Audit Fees(a)	$2,026.5	$1,127.4
Audit Related Fees	0	0
Tax Fees(b)	43.3	90.1
Other Fees(c)	78.9	689.3

Total(d)	$2,148.7	$1,906.8

(a)	Audit Fees. — Fees relates to the review of our Annual Financial Statements and Annual Report filed with the SEC and review of others SEC filling.

(b)	Tax Fees. — Fees related to specific tax issues, in compliance with the applicable tax laws in Mexico.

(c)	Other Fees. — Fees related to the compliance with foreign trade regulations and to the compliance with Sarbanes-Oxley Act of 2002; supervision in the update of the Company’s systems platform, in compliance with applicable regulations.

(d)	The total amount does not include Mexican tax (“Impuesto al Valor Agregado” or “IVA”).

The Company’s Audit Committee pre-approves the fees on the diverse services provided by the independent auditor, in accordance with the Company’s policies and procedures.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements are filed as part of this Annual Report on Form 20-F.

ITEM 19.	EXHIBITS

Documents filed as exhibits to this Annual Report:

Exhibit
No.		Exhibit

1.1		Bylaws of Grupo TMM, S.A., together with an English translation, as registered with the Public Registry of Commerce on September 26, 2002 (incorporated by reference to Exhibit 1.1 of the Annual Report on Form 20-F for the year ended December 31, 2004).

2.1		Specimen Ordinary Participation Certificate, together with an English translation (incorporated herein by reference to Exhibit 4.1 of the Registration Statement on Form F-1 — Registration No. 33-47334).

2.2		Form of Deposit Agreement for Series A Ordinary Participation Certificate American Depositary Shares among the Company, Citibank, as depositary and all holders and beneficial owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder (incorporated by reference to Exhibit 4.4 of the Company’s Registration Statement on Form F-4 — Registration No. 333-14194).

2.3		Trust Agreement, dated November 24, 1989 (the “CPO Trust Agreement”), between Nacional Financiera, S.N.C., as grantor, and as CPO Trustee, together with an English translation (incorporated herein by reference to Exhibit 4.4 of the Registration Statement on Form F-1 — Registration No. 33-47334).

2.4		Public Deed, dated January 28, 1992, together with an English translation (incorporated herein by reference to Exhibit 4.5 of the Registration Statement on Form F-1 — Registration No. 33-47334).

2.5		Amended and Restated Indenture, dated as of January 25, 2001, to the Indenture dated as of May 12, 1996, between the Company and The Bank of New York, as trustee (incorporated herein by reference to Exhibit 2.2 of TMM’s Annual Report on Form 20-F for fiscal 2000).

2.6		Specimen Global Note representing the 2006 Notes (incorporated herein by reference to Exhibit 4.3 of the Registration Statement of Form F-4 — File No. 333-8322).

2.7		Letter Agreement, dated as of May 22, 2002, by and between Citibank, N.A., as Depositary and the Company, supplementing the Deposit Agreement for the Series A Ordinary Participation Certificate American Depositary Shares (incorporated by reference to the Registration Statement on Form F-3 — Registration No. 333-90710).

2.8		Irrevocable Instruction Letter, dated as of May 22, 2002, between the Company and Citibank, as Depositary (incorporated by reference to the Registration Statement on Form F-3 — Registration No. 333-90710).

2	.9*	Indenture by and between Grupo TMM, S.A. as Issuer, the Guarantors named therein, and The Bank of New York, as Trustee, dated as of August 11, 2004, governing Senior Secured Notes due 2007 (including Form of Senior Secured Note due 2007).

3.1		CPO Trust Agreement (incorporated herein by reference to Exhibit 4.4 of the Registration Statement on Form F-1 — Registration No. 33-47334).

4.1		Euro-Commercial Paper Dealer Agreement, dated April 30, 1999, between TMM and Chase Manhattan International Limited (“CMIL”), as Dealer translation (incorporated herein by reference to Exhibit 4.2 of TMM’s Annual Report on Form 20-F for fiscal 2000).

Exhibit
No.		Exhibit

4.2		Supplemental Dealer Agreement, dated June 18, 1999, between TMM and CMIL (incorporated herein by reference to Exhibit 4.3 of TMM’s Annual Report on Form 20-F for fiscal 2000).

4.3		Issue and Paying Agency Agreement, dated April 30, 1999, among TMM, The Chase Manhattan Bank, London Branch, the Chase Manhattan Bank, New York City Office and the Chase Manhattan Bank Luxembourg, S.A. (incorporated herein by reference to Exhibit 4.4 of TMM’s Annual Report on Form 20-F for fiscal 2000).

4.4		Acquisition Agreement dated as of April 21, 2003, by and among Kansas City Southern, KARA Sub, Inc., Grupo TMM, S.A., TMM Holdings, S.A. de C.V. and TMM Multimodal, S.A. de C.V. (incorporated by reference to Exhibit 10.25 of the Registration Statement on Form F-4 — Registration No. 333-99075 submitted to the Securities and Exchange Commission on April 24, 2003).

4.5		Stock Purchase Agreement dated as of April 21, 2003, by and among Kansas City Southern, Grupo TMM, S.A. and Grupo TFM, S.A. de C.V. (incorporated by reference to Exhibit 10.26 of the Registration Statement on Form F-4 — Registration No. 333-99075 submitted to the Securities and Exchange Commission on April 24, 2003).

4.6		Stock Purchase Agreement dated as of April 10, 2003, by and among Mexico Ports & Terminals Holdings, S.A. de C.V, SSA Mexico, Inc., División de Negocio Especializado, S.A. and Inmobiliaria TMM, S.A. de C.V. (incorporated by reference to Exhibit 10.27 of the Registration Statement on Form F-4 — Registration No. 333-99075 submitted to the Securities and Exchange Commission on April 24, 2003).

4.7		Amended and Restated Acquisition Agreement dated as of December 15, 2004, by and among Grupo TMM, S.A. de C.V., TMM Multimodal, S.A. de C.V., TMM Holdings, S.A. de C.V., Kansas City Southern, Caymex Transportation, Inc., KCS Finance, Inc., KCS Sub, Inc., and KARA Sub, Inc. (incorporated by reference to Exhibit 4.28 of the Annual Report on Form 20-F for the year ended December 31, 2004).

4.8		Stockholders’ Agreement dated as of December 15, 2004, by and among Kansas City Southern, Grupo TMM, S.A. de C.V. and certain of Grupo TMM, S.A. de C.V.’s subsidiaries and affiliates (incorporated by reference to Exhibit 4.29 of the Annual Report on Form 20-F for the year ended December 31, 2004).

4.9		Registration Rights Agreement dated as of December 15, 2004, by and among Kansas City Southern, Grupo TMM, S.A. de C.V. and certain of Grupo TMM, S.A. de C.V.’s subsidiaries and affiliates (incorporated by reference to Exhibit 4.30 of the Annual Report on Form 20-F for the year ended December 31, 2004).

4.10		Marketing and Services Agreement dated as of December 15, 2004, by and among TMM Logistics, S.A. de C.V., Kansas City Southern and TFM, S.A. de C.V. (incorporated by reference to Exhibit 4.32 of the Annual Report on Form 20-F for the year ended December 31, 2004).

4.11		Rail Transportation Agreement dated as of December 15, 2004, by and between TMM Logistics, S.A. de C.V. and TFM, S.A. de C.V. (Containers) (incorporated by reference to Exhibit 4.33 of the Annual Report on Form 20-F for the year ended December 31, 2004).

4.12		Rail Transportation Agreement dated as of December 15, 2004, by and between TMM Logistics, S.A. de C.V. and TFM, S.A. de C.V. (RoadRailerstm) (incorporated by reference to Exhibit 4.34 of the Annual Report on Form 20-F for the year ended December 31, 2004).

12	.1*	Computation of earnings per share (IFRS & U.S. GAAP).

12	.2*	Computation of ratio of earnings to fixed charge (IFRS & U.S. GAAP).

21	.1*	List of Subsidiaries
31	.1*	Section 302 Certification of Chief Executive Officer
31	.2*	Section 302 Certification of Chief Financial Officer
32	.1*	Section 906 Certification of Chief Executive Officer
32	.2*	Section 906 Certification of Chief Financial Officer

*	Filed herewith.

Consolidated Financial Statements,
Report of Independent Registered Public Accounting Firm

Grupo TMM, S.A. and Subsidiaries
December 31, 2003, 2004 and 2005

GRUPO TMM, S.A. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Grupo TMM, S.A.

We have audited the accompanying consolidated balance sheet of Grupo TMM, S.A. and subsidiaries (“Grupo TMM” or the “Company”), as of December 31, 2005, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the year then ended, all expressed in U.S. dollars. These consolidated financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America) and International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with International Financial Reporting Standards. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes, assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of Grupo TMM as of December 31, 2005, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with International Financial Reporting Standards.

International Financial Reporting Standards vary in certain significant respects from Accounting Principles Generally Accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended December 31, 2005, and the determination of consolidated stockholders’ equity at December 31, 2005 to the extent summarized in Note 27 to the consolidated financial statements.

SALLES, SAINZ — GRANT THORNTON, S.C.

Mexico City, Mexico
March 17, 2006 except for
Notes 27 and 28, whose date is
May 19, 2006.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

México City, August 2, 2005.

To the Board of Directors and Stockholders of
Grupo TMM, S. A.

1. We have audited the accompanying consolidated balance sheet of Grupo TMM, S.A. and subsidiaries (“Grupo” or the “Company”), as of December 31, 2004, and the related consolidated statements of income, of changes in stockholders’ equity and of cash flows for each of the two years in the period ended December 31, 2004, all expressed in U.S. dollars. These consolidated financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these combined and consolidated financial statements based on our audits.

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

3. In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2004, and the consolidated results of their operations, the changes in their stockholders’ equity and their cash flows for each of the two years in the period ended December 31, 2004, in conformity with International Financial Reporting Standards.

a. The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

b. As of December 31, 2003, the Company was in default in its obligation to pay certain amounts related to its 2003 and 2006 Notes. On August 11, 2004, the Company was able to restructure its 2003 and 2006 Notes with the exchange offer of New Senior Secured Notes which expire in 2007.

4. International Financial Reporting Standards vary in certain significant respects from Accounting Principles Generally Accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income for each of the two years in the period ended December 31, 2004, and the determination of consolidated stockholders’ equity at December 31, 2004 to the extent summarized in Note 27 to the consolidated financial statements.

PricewaterhouseCoopers S.C.

Abraham Fuentes
Audit Partner

GRUPO TMM, S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2004 AND 2005
(amounts in thousands of US dollars)

	2004	2005

ASSETS
Current Assets
Cash and cash equivalents	$46,339	$52,921
Restricted cash (Note 13 and 14)	6,809	347,888
Accounts receivable — net of provision for impairment of $1,795 in 2004 and $1,412 in 2005	37,396	43,267
Amounts due from related parties (Note 16)	448	11
Taxes recoverable (Note 5)	21,309	9,428
Other accounts receivable — Net (Note 6)	17,786	10,176
Materials and supplies	4,861	4,073
Other current assets (Note 7)	3,234	3,222
Non-current assets held for sale (Note 2)	2,080,529	—

Total current assets	2,218,711	470,986

Accounts receivable from KCS (Note 2)	—	48,763
Concession rights — Net (Note 8)	4,929	4,441
Property, machinery and equipment — Net (Note 9)	80,336	165,817
Prepaid expenses (Note 10)	4,580	3,156
Investment held in associated companies (Note 11)	15,131	7,386
Intangible assets (Note 12)	4,449	9,021
Deferred income taxes (Note 21)	23,901	83,556

Total assets	$2,352,037	$793,126

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Current portion of long-term debt (Note 13)	$26,545	$35,546
Accounts payable	24,453	22,755
Accrued expenses (Note 17)	46,825	48,845
Obligations for sale of receivables (Note 14)	19,956	—
Liabilities directly related with non-current assets held for sale (Note 2)	1,054,556	—

Total current liabilities	1,172,335	107,146

Long-term debt (Note 13)	469,449	524,763
Dividends payable	9,803	9,803
Reserve for pensions and seniority premiums (Note 23)	9,189	10,284
Obligations for sale of receivables (Note 14)	49,758	—
Other long-term liabilities (Note 18)	4,836	4,384

Total non-current liabilities	543,035	549,234

Total liabilities	1,715,370	656,380

Stockholders’ equity (Note 19):
Common stock, 56,963,137 shares authorized and issued without par value	121,158	121,158
Statutory reserve	4,172	4,172
Retained (deficit) earnings	(162,460)	4,754
Convertible warrant	5,528	5,528
Initial accumulated translation loss	(17,757)	(17,757)
Cumulative translation adjustment (Note 4)	—	1,422

	(49,359)	119,277
Minority interest (Note 4r)	686,026	17,469

Total stockholders’ equity	636,667	136,746

Total liabilities and stockholders’ equity	$2,352,037	$793,126

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO TMM, S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
YEAR ENDED DECEMBER 31, 2003, 2004 AND 2005
(amounts in thousands of US dollars, except per share amounts)

	2003	2004	2005

Transportation revenues	$226,897	$251,001	$306,599
Costs and expenses:
Salaries, wages and employee benefits	70,948	69,288	75,972
Leases	73,813	84,656	101,689
Purchased services	52,314	55,582	79,655
Fuel, material and supplies	16,411	14,955	15,485
Other costs and expenses	6,067	12,839	16,015
Depreciation and amortization	12,441	10,261	12,668

	231,994	247,581	301,484

(Loss) income on transportation	(5,097)	3,420	5,115

Other (expenses) income — Net (Note 20)	(58,698)	16,232	(1,022)

Operating (loss) income	(63,795)	19,652	4,093

Interest income	8,701	1,541	5,159
Interest expense	61,297	89,317	96,037
Exchange (loss) income — Net	(4,039)	2,465	1,290

Net financing cost	(56,635)	(85,311)	(89,588)

Loss before income taxes	(120,430)	(65,659)	(85,495)

(Provision for) benefit from income taxes (Note 21)	(6,121)	(43,703)	61,624

Net loss from continuing operations for the year	(126,551)	(109,362)	(23,871)

Net income from discontinued operations for the year	41,931	9,470	199,363

Net (loss) income for the year	$(84,620)	$(99,892)	$175,492

Attributable to:
Minority interest	2,042	2,655	4,188

Stockholders of Grupo TMM, S. A.	$(86,662)	$(102,547)	$171,304

Net loss from continuing operations for the year per share (Note 24)	$(2.222)	$(1.920)	$(0.419)

Net income from discontinued operations for the year per share (Note 24)	$0.736	$0.166	$3.500

Net loss for the year per share (Note 24)	$(1.521)	$(1.800)	$3.007

Weighted average shares outstanding	56,963	56,963	56,963

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO TMM, S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(amounts in thousands of US dollars)

					Initial
			Retained		Accumulated	Cumulative			Total
	Common	Statutory	Earnings	Convertible	Traslation	Translation		Minority	Stockholders’
	Stock	Reserve	(Deficit)	Warrant	Loss	Adjustment	Subtotal	Interest	Equity

Balance at January 1, 2003	$121,158	$4,172	$26,749	$5,528	$(17,757)	$—	$139,850	$765,482	$905,332
Discontinuing operations attributable to minority interest	—	—	—	—	—	—	—	(76,850)	(76,850)
Dividends paid to minority stockholders	—	—	—	—	—	—	—	(8,386)	(8,386)
Net loss for the year	—	—	(86,662)	—	—	—	(86,662)	(2,042)	(88,704)

Balance at December 31, 2003	121,158	4,172	(59,913)	5,528	(17,757)	—	53,188	678,204	731,392

Discontinuing operations attributable to minority interest	—	—	—	—	—	—	—	14,167	14,167
Acquisition of trademark from minority stockholders	—	—	—	—	—	—	—	(9,000)	(9,000)
Net loss for the year	—	—	(102,547)	—	—	—	(102,547)	2,655	(99,892)

Balance at December 31, 2004	121,158	4,172	(162,460)	5,528	(17,757)	—	(49,359)	686,026	636,667

						—
Translation adjustment	—	—	—	—	—	1,422	1,422	—	1,422
Loss on acquisition of shares from minority interest in a subsidiary	—	—	(4,090)	—	—	—	(4,090)	(6,911)	(11,001)
Discontinuing operations attributable to minority interest	—	—	—	—	—	—	—	(665,834)	(665,834)
Net profit for the year	—	—	171,304	—	—	—	171,304	4,188	175,492

Balance at December 31, 2005	$121,158	$4,172	$4,754	$5,528	$(17,757)	$1,422	$119,277	$17,469	$136,746

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO TMM, S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003, 2004 AND 2005
(amounts in thousands of US dollars)

	2003	2004	2005

Cash flows from operating activities:
Net loss from continuing operations for the year:	$(126,551)	$(109,362)	$(23,871)
Adjustments to reconcile net loss from continuing operations
Net cash used in operating activities:
Depreciation and amortization	12,441	10,261	12,668
Other amortizations	6,512	3,360	16,121
Amortization and discount on obligations	1,255	983	2,419
Provision (benefit) for income taxes	6,121	43,703	(61,624)
Loss (Gain) on sale of property, machinery and equipment — Net	5,765	(344)	(1,097)
Loss on sale of other subsidiaries	20,207	—	(2,600)
Changes in other assets and liabilities:
Restricted cash	(1,575)	(943)	(354,697)
Accounts receivable	5,444	(4,063)	(5,199)
Other accounts receivable and related parties	17,980	(17,823)	15,650
Materials and supplies	46	(261)	788
Other current assets	8,316	(1,242)	12
Accounts payable and accrued expenses	11,186	74,402	45,786
Other non-current assets and long-term liabilities	(5,839)	(484)	(235)

Total adjustments	87,859	107,549	(332,008)

Net cash used in by operating activities	(38,692)	(1,813)	(355,879)

Cash flows from investing activities:
Sale of property, machinery and equipment	7,570	1,374	1,693
Acquisition of property, machinery and equipment	(9,436)	(15,278)	(107,031)
Sales of shares of subsidiaries	128,691	—	581,054
Acquisitions of associated companies	—	—	(38,072)

Net cash provided by (used in) investing activities	126,825	(13,904)	437,644

Cash flows from financing activities:
Payments under capital lease obligation	(833)	(94)	(151)
Payments of financial debt	(17,737)	(1,686)	(60)
Convertible notes proceeds (payments) — Net	(13,295)	—	—
Cash received (paid) from sale of accounts receivable — Net	(10,420)	(1,328)	(74,972)
Dividends paid to minority stockholders	(8,000)	—	—

Net cash used in financing activities	(50,285)	(3,108)	(75,183)

Net increase (decrease) in cash and cash equivalents	37,848	(18,825)	6,582
Cash and cash equivalents at beginning of the year	27,316	65,164	46,339

Cash and cash equivalents at end of the year	$65,164	$46,339	$52,921

Supplemental cash disclosures:
Interest paid	$6,970	$10,278	$16,234

Income tax and asset tax paid	$2,615	$735	$257

Non-cash transactions:
Sale of shares of subsidiaries	$6,509

The accompanying notes are an integral part of these consolidated financial statement.

GRUPO TMM, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2004 AND 2005
(amounts in thousands of US dollars, except number of shares)

1. THE COMPANY:

Grupo TMM, S. A. (“Grupo”, “Grupo TMM” or the “Company”) is a Mexican company whose main activity is providing multimodal transportation and logistics services to premium clients throughout Mexico. Grupo operates in the dedicated trucking, third-party logistics, container and railcar maintenance and repair, offshore supply shipping, clean oil and petrochemical products shipping, tugboat services, warehouse management, shipping agency, inland and seaport terminal businesses, as well as other similar activities related to the shipping and cargo transport business. Due to the geographic location of some of the subsidiaries and the activities in which they are engaged, Grupo and its subsidiaries are subject to the laws and ordinances of other countries, as well as international regulations governing maritime transportation and the observance of safety and environmental regulations.

Grupo TMM, S.A. is headquartered at Avenida de la Cuspide #4755, Colonia Parques del Pedregal, Delegacion Tlalpan, C.P. 14010, México, D.F.

Grupo wholly owns the shares comprising the capital stock of the following companies:

	2004		2005

Servicios Corporativos TMM, S.A. de C.V. and subsidiaries (formerly Compañía Arrendadora TMM, S. A. de C. V.)	100%		100%
Inmobiliaria TMM, S. A. and subsidiaries	100%		100%
Operadora de Apoyo Logístico, S. A. de C. V. and subsidiaries	100%		(a )
Operadora Marítima TMM, S. A. de C. V	100%		100%
Servicios en Puertos y Terminales, S. A. de C. V. and subsidiaries	100%		(b )
División de Negocios Especializados, S. A. de C. V. and subsidiaries (formerly Transportes Marítimos del Pacífico, S. A.)	100%		(c )
Transportes Marítimos México, S. A. and subsidiaries	100%		(d )
TMM Holdings, S. A. de C. V. and subsidiaries	100%		(a )
TMM Logistics, S.A. de C.V. and subsidiaries	100%	(a)	100%
TMG Overseas, S.A.		(b)
Transportación Marítima Mexicana, S.A. de C.V. (formerly Naviera del Pacífico, S.A. de C.V.)		(b)	100%
Operadora Portuaria de Tuxpan, S.A. de C.V.		(b)	100%
Terminal Marítima de Tuxpan, S.A. de C.V.		(b)	100%
Marítima Mexicana, S.A. de C.V. and subsidiaries		(d)	100%
Marmex Offshore, S.A. de C.V.		(e)	100%
Buques Tanque del Pacífico, S.A. de C.V.		(f)	100%
Buques Tanque del Golfo, S.A. de C.V.		(f)	100%
Transportes Líquidos Mexicanos, LTD		(d)	100%
Personal Marítimo, S.A. de C.V.		(d)	100%
TMM Agencias, S.A. de C.V.		(d)	100%
Servicios de Logística de México, S.A. de C.V.		(a)	100%
Servicios en Operaciones Logísticas, S.A. de C.V.		(a)	100%
Servicios Administrativos de Transportación, S.A. de C.V.		(a)	100%
Lacto Comercial Organizada, S.A. de C.V.		(a)	100%
Marmex Marine Mexico, Inc (formerly Seacor Marine Mexico, Inc)		(d)	100%
Promotora Intermodal de Carga, S.A. de C.V.	50%	(h)	100%
NL Cargo, S.A. de C.V.		(h)	100%

GRUPO TMM, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Grupo also holds an equity interest in the following consolidated subsidiaries:

	2004		2005

Servicios Mexicanos de Remolcadores, S.A. de C.V.	(d	)	60
Autotransportación y Distribución Logística, S.A. de C.V.	(a	)	51
Administración Portuaria Integral de Acapulco, S.A. de C.V.	51		51
TMM Multimodal, S. A. de C. V. and subsidiaries	96.64		(a	)	(d)
Seglo Operaciones Logísticas S.A. de C.V.	50		50
Repcorp, S.A. de C.V.	(g	)	92.3

Grupo also holds an equity interest in the following associates:

	2004	2005

Terminal del Valle de México, S. A. de C. V	25	(i	)
Terminal de Contenedores de Cartagena, S.A.	32.8	(j	)
Seglo, S. A. de C. V	39	39
Procesos Operativos de Materiales, S. A. de C. V	39	39

(a)	Following an ongoing corporate restructuring plan, on July 20, 2005, the Company sold all of the shares representing the capital stock of Operadora de Apoyo Logístico, S.A. de C.V. (“OAL”) to an unrelated party. The sale of this subsidiary generated a gain of $11.1 million. Prior to its sale OAL decided to sell to Grupo TMM the following companies: TMM Multimodal, S.A. de C.V., Servicios de Logística de México, S.A. de C.V., Servicios en Operaciones Logísticas, S.A. de C.V., Servicios Administrativos de Transportación, S.A. de C.V., Autotransportación y Distribución Logística, S.A. de C.V., TMM Logistics, S.A. de C.V. and Lacto Comercial Organizada, S.A. de C.V. Likewise, on March 11, 2005, TMM Holdings, S.A. de C.V. merged into OAL.

(b)	As part of the same restructuring plan above referred to, on November 10, 2005, Grupo TMM agreed to sell all of the shares representing the capital stock of Servicios en Puertos y Terminales, S.A de C.V. to an unrelated party. The transaction generated a loss in the sale of this subsidiary of $0.3 million. Before the sale, Servicios en Puertos y Terminales, S.A. de C.V. decided to sell to Grupo TMM the following companies: Transportación Marítima Mexicana, S.A de C.V. (formerly Naviera del Pacífico, S.A de C.V.), Operadora Portuaria de Tuxpan, S.A. de C.V., Terminal Marítima de Tuxpan, S.A. de C.V. and TMG Overseas, S.A. The latter, TMG Overseas, S.A., was sold by Grupo TMM on December 27, 2005, to an unrelated party, with a resulting loss in the transaction of $5.2 million.

(c)	Likewise, as part of the same plan Grupo TMM decided to sell División de Negocios Especializados, S.A. de C.V. (DNE) to Servicios en Puertos y Terminales, S.A. de C.V. on January 11, 2005. The latter company decides to sell on March 15, 2005, all the shares representing the capital stock of DNE to an unrelated party, thus generating a gain of $0.7 million.

(d)	As a result of the merger of Transportes Marítimos México, S.A. de C.V. and TMM Multimodal, S.A. de C.V. into Grupo TMM, the following companies became direct subsidiaries of Grupo TMM: Marítima Mexicana, S.A. de C.V., Transportes Líquidos Mexicanos, LTD, Personal Marítimo, S.A. de C.V., Servicios Mexicanos en Remolcadores, S.A. de C.V. and TMM Agencias, S.A. de C.V. On December 23, 2005, Grupo TMM acquired from Seacor Marine International, LLC the company Marmex Marine Mexico, Inc. (formerly Seacor Marine Mexico, Inc.) that owned 40% of the shares of Marítima Mexicana, S.A. de C.V. in the amount of $20.0 million.

(e)	On December 27, 2005, Marmex Offshore, S.A. de C.V. was incorporated in Mexico City, DF, whose line of business consists of providing sea and river transportation services.

GRUPO TMM, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(f)	On June 20, 2005, the following companies were incorporated in the State of México: Buques Tanque del Pacífico, S.A. de C.V. and Buques Tanque del Golfo, S.A. de C.V. Both companies’ line of business is the sea and river transportation services.

(g)	On August 16, 2004, Repcorp, S.A. de C.V. was incorporated in the State of México, and renders overall administrative services to other companies within Grupo. Grupo owns 92.3% of this company and the remaining 7.7% is owned by third parties.

(h)	On July 19, 2005, TMM Logistics, S.A. de C.V. and Inmobiliaria TMM, S.A. de C.V. acquired 49% and 1%, respectively, of the remaining 50% of the shares of Promotora Intermodal de Carga, S.A. de C.V. owned by Key Solutions, S.A. de C.V. (an unrelated party). Moreover, Promotora Intermodal de Carga, S.A. de C.V. owned 70% of the shares issued and outstanding of N.L. Cargo, S.A. de C.V., with the remaining 30% owned by an unrelated party GNL División Comercial, S.A. de C.V.

(i)	TFM, S.A. de C.V. (“TFM”, presently Kansas City Southern de México, S.A. de C.V.) was the owner of 25% of the shares of Terminal del Valle de México, S.A. de C.V. and was divested at the time Grupo TMM sold its interest in Grupo Transportación Ferroviaria Mexicana, S.A. de C. V. (“Grupo TFM”) (See Note 2).

(j)	On February 15, 2005, Grupo TMM agreed to sell its shares representing 32.8% of the capital stock of Terminal de Contenedores de Cartagena, S.A. to an unrelated party. The sale of these shares generated a loss of $2.8 million.

Sale of other subsidiaries

During 2003, Grupo spun off some assets of certain subsidiaries resulting in the creation of four new companies, which were sold later to third parties, followed by two more companies. The combined effect of these transactions generated a loss in sale of subsidiaries of $20.2 million, which was recorded in other (expenses) income  — net in the consolidated statement of income. (See Note 20).

2.	NON — CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

The sale of the Port Business

On May 13, 2003, the Company completed the sale of the majority of its interest in the ports and terminals division to an affiliate of SSA, its former joint venture partner in the ports and terminals division for approximately $114 million net in cash. During 2003, the Company recognized a net gain related to this transaction of approximately $62.7 million.

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

On May 9, 2003, TFM sold a 51% interest in Mexrail and its wholly owned subsidiary, the Tex-Mex Railway, to KCS for $32.6 million. Pursuant to this Agreement TFM retained the right to repurchase all of the shares from KCS at any time within two years of the sale of Mexrail for an amount equal to the purchase price. Since the sale was conditional on obtaining approval of the transaction by the U.S. Safety Transportation Board (“STB”), TFM

GRUPO TMM, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

recognized a liability for the net present value of the purchase price. Proceeds from the sale were re-invested in TFM. In September 2003, TFM reacquired for $32.6 million the shares previously transferred to KCS, and the related liability was cancelled.

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

As a result of the sale of Mexrail, in August 2004, Grupo TFM derecognized the assets and liabilities associated with this business and recognized a net gain of $3.2 million (net of legal fees) related to the sale of the 51%, consisting of the net proceeds over the carrying value of 51% of the investment. As for the remaining 49%, this has also been derecognized; and the receivable related to this portion of the sale equivalent to $27.2 million has been recognized. The value of the call option has also been recognized. Effective August 2004, Grupo TFM had no significant involvement with its remaining investment in Mexrail and hence, ceased applying the equity method of accounting.

Sale of the shares of Grupo TFM

On April 20, 2003, Grupo entered into the Acquisition Agreement (“AA”) with KCS, which then owned a 49% voting interest in Grupo TFM. Under the terms of the AA, Grupo was to sell its entire interest in Grupo TFM, which owns 80% of TFM and through which its railroad operations are conducted. Under the agreement, KCS was to acquire Grupo’s interest in Grupo TFM in exchange for $200 million in cash and 18 million shares of common stock of KCS’s successor corporation. The AA was not approved by the shareholders of the Company, which became the subject of litigation between the parties (See Note 25).

On December 15, 2004, KCS entered into the Amended Acquisition Agreement (“AAA”) with Grupo and other parties to acquire control of TFM through the purchase of shares of common stock of Grupo TFM. Under the terms of the AAA, KCS would acquire all of the interest of Grupo in Grupo TFM for $200 million in cash; 18 million shares of KCS common stock; $47 million in a 5%, two-year promissory note subject to satisfaction of conditions of an escrow agreement; and up to $110 million payable in a combination of cash and stock related to the final resolution of the VAT claim and Put Option as such terms are defined in the AAA (See Note 25).

As of December 31, 2004, all of the conditions precedent to the closing contemplated in the AAA had been satisfied, with the exception of the approval of the shareholders of KCS, which was ultimately obtained on March 29, 2005.

On January 11, 2005, Grupo TMM held an ordinary stockholders’ meeting where approval was made of the recommendation by the Board of Directors to sell its 51% share interest in Grupo TFM to KCS.

On March 29, 2005, the stockholders’ assembly of KCS approved the AAA, as well as the additional issuance of shares to be delivered to Grupo TMM. As a result of this approval, all preceding conditions for the closing of the selling of Grupo TFM were met and the deal was consummated on April 1, 2005.

On April 1, 2005, Grupo TMM received $594 million for the sale of its share interest in Grupo TFM to KCS, including $200 million in cash, $47 million in a 5% two year promissory note, and 18 million common shares of KCS worth $347 million at that date. Furthermore, Grupo TMM became entitled to receive an additional payment from KCS of $110 million comprised of cash, promissory notes and shares, subject to the outcome of the VAT claim and Put legal proceedings. Due to the contingent nature of this account receivable, it had not been recognized in the consolidated balance sheet as of December 31, 2005 (See Notes 25 and 26).

GRUPO TMM, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The $200 million received in cash from the sale referred to above was used to fulfill the following obligations: i) approximately $70 million in principal of and accrued interest on the Securitization Facility of Grupo TMM, ii) approximately $34 million to relieve the GM Put (see Note 25), iii) $70 million to repurchase on a pro rata basis a portion of the 2007 secured Senior Notes, and iv) approximately $26 million to pay related expenses.

On December 6, 2005, Grupo sold 18 million common shares of KCS to Morgan Stanley & Co. at a price of $22.25 per share, aggregating $400.5 million. The net cash to be received from this transaction will be used in accordance with the indenture governing the 2007 Senior Notes (See Note 13).

The assets and liabilities corresponding to the railroad business were classified as held for sale. The balances as of December 31, 2004 are as follows:

Accounts receivable	$106,014
Other current assets	148,410
Concession rights, net	1,130,917
Property, machinery and equipment, net	558,669
Deferred income taxes	100,870
Other non-current assets	35,649

$2,080,529

Liabilities directly associated with non-current assets classified as held for sale:
Accounts payable	$142,230
Debt	887,122
Other current liabilities	25,204

$1,054,556

An analysis of the results of operations and cash flows of the discontinued operations is as follows:

			For the Three
			Months Ended,
	2003(1)	2004(2)	March 31, 2005(2)

Transportation revenues	$711,146	$679,328	$157,459
Costs and expenses	569,032	553,460	127,726

Income on transportation	142,114	125,868	29,733
Other (expenses) income — Net	26,031	(6,397)	(1,511)

Operating income	168,145	119,471	28,222
Net financing cost	(124,068)	(111,029)	(26,586)
Income before income taxes and minority interest	44,077	8,442	1,636

(Provision) benefit for income taxes	(35,436)	15,195	1,787
Income before minority interest	8,641	23,637	3,423
Minority interest	33,290	(14,167)	(2,059)

Net income for the year	$41,931	$9,470	$1,364 (*)

GRUPO TMM, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

			For the Three
			Months Ended,
	2003(1)	2004(2)	March 31, 2005(2)

Cash Flows:
Cash flows from operating activities:
(*) This amount does not include the gain on sale of $197,999 Net income for the year	$41,931	$9,470	$1,364
Net cash provided by operating activities	110,789	76,827	(5,156)
Net cash used in investing activities	(85,617)	(4,711)	(9,089)
Net cash used in financing activities	(55,585)	(61,468)	—

Net (decrease) increase in cash and cash equivalents	(30,413)	10,648	(14,245)
Cash and cash equivalents at the beginning of the year	34,010	3,597	14,245

Cash and cash equivalents at the end of the year	$3,597	$14,245	$—

(1)	Railroad and Port business

(2)	Only Railroad business

The port business is included in the segment ports and terminal division. The railroad business is included in the segment Railroad Division (see Note 22).

3.	GOING CONCERN:

At December 31, 2004, the Company was faced with the threat of legal dissolution due to a loss of more than two-thirds of its equity capital from operational losses incurred in recent years. Due mainly to a gain on sale from discontinued operations and a tax benefit from the use of deferred tax assets, there was no cause for concern of dissolution in 2005. On the other hand, the modest earnings from continuing operations as well as the high interest costs that the Company has incurred through fiscal year end, could give the impression that the Company may not be able to continue as a going concern. Nevertheless, because of the sale to KCS, management feels that the Company is able to significantly reduce its level of interest cost on debt, if it so chooses, by retiring debt. The Company has at its disposal for the retirement of debt: cash and cash equivalents of $400,809, accounts receivable from KCS of $48,763, and cash obtained from the sale to KCS on March 13, 2006, of $110,000 (See Note 25).

Additionally, projections made by management display various possibilities for improved profit margins and lower costs of capital for the upcoming year due mostly in part to the proceeds received from the sale of the railroad segment (See Note 2) and other management strategies, such as: prepayment of a large portion of the notes maturing in 2007, which in turn would allow for a reduction in the interest rate from 10.5% to 9.5%, and the purchase of minority interests (See Notes 1d and 25). The projected revenues are based on a 5-year business plan based primarily on a stronger and healthier financial structure that will permit access to cheaper financing with better terms, which at the same time has permitted and will permit the ability to fulfill the following five major objectives included in the 2006 business plan: i.) to acquire the minority interests of the two most profitable subsidiaries of the Company pertaining to the Maritime Services segment (See Notes 1d and 25); ii.) to acquire tankers that are currently being operated under lease; iii.) to increase the number of long term chartering contracts to take advantage of current Mexican maritime laws that give preference to domestic companies, as Grupo’s major client is currently replacing its fleet (with an average age of 23 years) through the use of outsourcing contracts given its need not to avert funds from its primary business; iv.) to reposition and to recapitalize the Logistics Operations segment; v.) to reduce the corporate structure to allow for more efficiency and to reduce the level of corporate expenses.

GRUPO TMM, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The consolidated financial statements of Grupo TMM have been prepared in accordance with International Financial Reporting Standards (IFRS) as developed and published by the International Accounting Standards Board (IASB), expressed in United States dollars, the currency in which most transactions and a significant portion of the Company’s assets and liabilities arose and/or are denominated. The Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”) approved this method in 1985. The initial effect of conversion to the United States dollar as the functional currency is shown as a debit of $17,757 in the statement of changes in stockholders’ equity of Grupo.

These consolidated financial statements were approved by the Board of Directors of the Company on April 4, 2006.

The most significant accounting policies followed by the Company, are as follows:

a.  Consolidation

The consolidated financial statements include the accounts of Grupo TMM and those of its subsidiaries. All intercompany balances and transactions have been eliminated. Grupo TMM consolidates the companies in which it holds 51% or more direct or indirect participation and/or has control.

Subsidiaries

Subsidiaries are all entities over which Grupo TMM has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. These subsidiaries would be de-consolidated from the date that control by Grupo TMM ceases.

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

All intercompany transactions, balances and unrealized gains on transactions between Grupo TMM’s companies are eliminated upon consolidation. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by Grupo TMM.

Associates

Associates are all entities over which Grupo TMM has significant influence but not control, generally accompanying a shareholding between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognized at their acquisition cost.

When Grupo TMM’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, Grupo TMM does not recognize further losses, unless it has incurred obligations or is committed to make payments on behalf of the associate.

Unrealized gains on transactions between Grupo TMM and its associates are eliminated to the extent of Grupo’s interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

b.  Translation

Although Grupo TMM and its Mexican subsidiaries are required to maintain their books and records in Mexican pesos (“Ps”) for tax purposes, Grupo and its subsidiaries keep records and use the United States dollar as

GRUPO TMM, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

their functional and reporting currency, as such currency reflects the economic substance of the underlying events and circumstances relevant to the entity.

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

Pursuant to the revised version of International Accounting Standard (IAS) 21 by the IASB (see Note 3.z.) “The Effects of Changes in Foreign Exchange Rates”, whereby the concept of functional currency is discussed, Grupo TMM analyzed the economic environment in which its subsidiaries were operating during 2005. The analysis disclosed the need to change the functional currency of some of Grupo TMM’s subsidiaries from the U.S. dollar to the Mexican peso. The revised IAS 21 allows choosing the reporting currency which remained to be the U.S. dollar in the accompanying financial statements.

The effect of this proactive change in Grupo TMM’s financial statements as of and for the year ended December 31, 2005, is as follows:

Increase

Net income for the year	$1,532
Total assets	3,225
Total liabilities	271
Stockholders’ equity	2,954

c.  Cash and cash equivalents

Cash and cash equivalents represent highly liquid interest-bearing deposits and investments with an original maturity of less than three months and are stated at cost plus interest earned.

d.  Restricted cash

Restricted cash represents, (1) cash required to be used in accordance with the terms of the indenture governing the 2007 senior notes and (2) cash from the sale of receivables (See Notes 13 and 14).

e.  Accounts receivable

Accounts receivable are carried at original invoice amount less a provision made for estimated losses on these receivables. Trade receivables are provided against when objective evidence is received that Grupo TMM will not be able to collect all amounts due to it in accordance with the original terms of the receivables. The amount of the write-down is determined as the difference between the asset’s carrying amount and the present value of estimated future cash flows.

f.  Materials and supplies

Materials and supplies, consisting mainly of fuel and items for maintenance of property and equipment, are valued at the lower of the average cost or net realizable value.

GRUPO TMM, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

g.  Concession rights and related assets

Concession rights correspond to payments made for the rights to operate the assets under concession, which are stated at cost, and are amortized over the terms specified in the agreements.

h.  Property, machinery and equipment, net

Property, machinery and equipment are stated at construction or acquisition cost. Acquisitions through capital leases or charter arrangements with an obligation to purchase are capitalized based on the present value of future minimum payments, recognizing the related liability (See Note 9). Depreciation of transportation equipment is computed using the straight-line method based on the useful lives of the assets, net of the estimated residual value. Depreciation of other fixed assets is computed using the straight-line method based on the estimated useful lifes of the assets.

Recurring maintenance and repair expenditures are charged to operating expenses as incurred. The major repairs on transportation equipment are capitalized and amortized over the period in which benefits are expected to be received (two to three years for vessels).

i.  Prepaid expenses

Prepaid expenses represent advance payment for future services to be received (See Note 10).

j.  Goodwill

Goodwill represents the difference between the consideration paid and the fair value of the identifiable net assets, and is carried thereafter at a revalued amount, being its fair value at the date of the revaluation less any subsequent accumulated amortization and any subsequent accumulated impairment losses, in accordance to the revised provisions of IAS 38 “Intangible assets” (See Note 12).

k.  Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements. Currently enacted tax rates are used in the determination of deferred income tax.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit against which the temporary differences can be utilized will be available (See Note 21).

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

GRUPO TMM, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

n.  Pensions and seniority premiums

Seniority premiums, to which retiring 60 years of age employees are entitled to after being employed by the Company for at least 15 years, and retirement plan benefits obligations are expensed in the years in which the services are rendered (See Note 23).

Other compensation based on length of service to which employees may be entitled to in the event of dismissal, in accordance with the Mexican Federal Labor Law, are provided for based on an actuarial computation, in accordance with IAS 19 “Employee Benefits”.

o.  Revenue recognition

Ports and Terminals Division:

Revenue comprises the fair value for services, net of rebates and discounts and after the elimination of revenue within subsidiaries. Substantially all revenues in the Ports and Terminals Division are derived from docking and warehousing recognized at the time services are rendered.

Maritime Division:

Voyage revenues are recognized proportionally as a shipment moves from origin to destination. If an overall loss is expected to be incurred on a voyage, such losses are recognized immediately in current operations.

Logistics Division:

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

r.  Minority interest

Minority interest represents the interest of third parties in the subsidiaries of Grupo TMM.

GRUPO TMM, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

As of December 31, 2004, the Company early adopted IFRS 5 (effective January 1, 2003) prospectively in accordance with the standard’s provisions. The early adoption of IFRS 5 has resulted in a change in the accounting policy for non-current assets held for sale. The non-current assets held for sale were previously neither classified nor presented as current assets or liabilities. There was no difference in measurement for non-current assets held for sale or for continuing use.

The application of IFRS 5 does not impact the prior-year consolidated financial statements other than a change in the presentation of the results and cash flows of discontinued operations.

u.  Use of estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

v.  Share capital

Ordinary shares are classified as equity. Grupo TMM does not have other equity securities besides the 56,963,137 Series A Shares and the ADSs representing an interest in the Series A Shares.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options, or for the acquisition of a business, are included in the cost of acquisition as part of the purchase consideration.

w.  Obligations for sale of receivables

The Company entered into a type of factoring agreement for the sale of present and future receivables. Proceeds are received when an agreement is made to issue trust certificates based on a pool of collections of receivables that are in turn applied on a scheduled basis as payments of principal and interest. Collection is held by the designated trust and amounts exceeding scheduled payments are reimbursed to the Company.

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

GRUPO TMM, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

At December 31, 2004 and 2005, the Company had monetary assets and liabilities denominated in currencies other than the United States dollar, determined at the interbank exchange rate, as follows:

	2004	2005

Assets	$103,709	$44,682
Liabilities	(70,602)	(78,590)

	$33,107	$(33,908)

At December 31, 2004 and 2005 the exchange rate was Ps11.22 and Ps10.63 per one U.S. dollar, respectively. At the date of issuance of the accompanying audited consolidated financial statements, the exchange rate is Ps10.6212 per one U.S. dollar and the Company’s net monetary position (unaudited) changed mainly due to the collection of $35 million cash in connection with the VAT claim settlement (See Note 26).

iii.  Interest-rate risk

The Company’s income and operating cash flows are substantially independent of changes in market interest rate. The interest rate of the finance leases to which the Company is the lessee is generally fixed at the inception of the lease. Grupo’s policy is to maintain the majority of its borrowings in fixed-rate instruments. At December 31, 2004 and 2005, mostly all of Grupo’s outstanding borrowings were settled based on fixed interest rates.

iv.  Concentration of credit risk

During 2005, the Company obtained revenues from PEMEX-Refining and PEMEX-Exploration representing 13% and 14%, respectively, of total consolidated revenue. None of the other customers represented more than 6% of such revenue.

The Company performs ongoing credit evaluations of its customers’ financial condition and maintains a provision for impairment of those receivables.

v.  Financial instruments and hedging activities

Derivative financial instruments are initially recognized in the consolidated balance sheet at cost and subsequently are remeasured at their fair value. The method of recognizing the resulting gain or loss is dependent on the nature of the item being hedged. The Company may occasionally designate certain derivatives as either 1) a hedge of the fair value of a recognized asset or liability (fair value hedge), or 2) a hedge of a forecasted transaction or a firm commitment (cash flow hedge).

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

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the consolidated statement of income.

GRUPO TMM, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting under IAS 39, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the committed or forecasted transaction ultimately is recognized in the consolidated statement of income. When a committed or forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the consolidated statement of income.

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

The fair value of the Company’s bank loans and other obligations is estimated based on the quoted market prices or on the rates offered to the Company for debt of the same remaining maturities at the end of each year. Debt bearing interest at variable rates is generally representative of the rates that are currently available to the Company at December 31, 2005 for the issuance of debt with similar terms and remaining maturities, and therefore the carrying values of these obligations are a reasonable estimate of their fair value.

y.  Reclassifications

Certain figures of the years 2003 and 2004 were reclassified according to 2005 figures. Minority interest is classified as part of the stockholders’ equity in 2005, in accordance with IAS 1 “Presentation of Financial Statements”; therefore, the related amounts for 2003 and 2004 have been reclassified accordingly. IFRS 5, pertaining to discontinued operations (See Note 2) was applied early in 2004, and as a result the 2003 financial statements were reclassified accordingly.

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
     IAS 31 Interests in Joint Ventures
     IAS 32 Financial Instruments: Disclosure and Presentation
     IAS 33 Earnings per Share
     IAS 39 Financial Instruments: Recognition and Measurement
     IAS 40 Investment Property

In February 2004, the IASB issued IFRS 2, Share-based payments.

GRUPO TMM, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In March 2004, the IASB issued IFRS 3, Business Combinations; Amendments to IAS 36, Impairment of Assets; Amendments to IAS 38, Intangible Assets and IFRS 5, Non-current Assets Held for Sale and Discontinued Operations.

With the exception of IFRS 3, the revised and new standards are effective for accounting periods commencing on or after January 1, 2005, with earlier application encouraged. IFRS 3 applies to the accounting for business combinations for which the agreement date is on or after March 31, 2004. There were no business combinations in 2004 and 2005.

In December 2004 the IASB issued IFRS 6 Exploration for and Evaluation of Mineral Resources and is effective for annual periods beginning on or after January 1, 2006, with earlier application encouraged.

During 2005 the IASB published IFRS 7 Financial Instruments: Disclosures and the Amendment to IAS 1 Presentation of Financial Statements- Capital Disclosures. The standard adds new disclosure requirements for financial instruments to those currently required by IAS 32 Financial Instruments: Disclosure and Presentation and replaces disclosure requirements of IAS 30 Disclosure in the Financial Statements of Banks and Similar Financial Institutions and combines all these financial instrument disclosures in one new standard. Existing disclosures in IAS 30 and IAS 32 have been reviewed to remove unnecessarily onerous or duplicative disclosures. IFRS 7 supersedes IAS 30 and the disclosure requirements of IAS 32 but the presentation requirements of IAS 32 remain unchanged. The IFRS is effective for annual periods beginning on or after January 1, 2007. Earlier application is encouraged.

Due to the issuance of IFRS 7 some amendments to IAS 1 Presentation of Financial Statements were necessary. Requirements were added to IAS 1 that an entity shall disclose information that enables users of its financial statements to evaluate the entity’s objectives, policies and processes for managing capital.

The IASB published amendments to IAS 39 Financial Instruments: Recognition and Measurement and to IFRS 4 Insurance Contracts. These changes also result in amendments to IAS 32 Financial Instruments: Disclosure and Presentation and to near final IFRS 7 Financial Instruments: Disclosures. An entity shall apply those amendments for annual periods beginning on or after 1 January 2006. Earlier application is encouraged.

The IASB has issued a limited amendment to IAS 21 The Effects of Changes in Foreign Exchange Rates. The amendments relate to monetary items that form part of an entity’s investment in a foreign operation. The IASB concluded that

•	the accounting treatment in consolidated financial statements should not be dependent on the currency of the monetary item; and

•	the accounting should not depend on which entity within the group conducts a transaction with the foreign operation.

5.	TAXES RECOVERABLE:

At December 31, 2004 and 2005 the taxes recoverable are summarized as follows:

	2004	2005

Special tax on production and services	$206	$165
Income Tax and recoverable VAT	19,351	9,204
Other	1,752	59

	$21,309	$9,428

GRUPO TMM, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	OTHER ACCOUNTS RECEIVABLE:

At December 31, 2004 and 2005 the other accounts receivable are summarized as follows:

	2004	2005

Services for port, maritime and other operations	$13,216	$5,515
Insurance claims	935	686
Employees	1,481	1,101
Other	2,154	2,874

	$17,786	$10,176

7.	OTHER CURRENT ASSETS:

At December 31, 2004 and 2005 the other current assets are summarized as follows:

	2004	2005

Prepaid expenses	$1,605	$2,097
Insurance	714	893
Prepaid insurance premiums	287	216
Others	628	16

	$3,234	$3,222

8.	CONCESSION RIGHTS:

The Company also holds concessions to operate the cruise and vehicle terminal in Acapulco and the tugboat services in Manzanillo. The Manzanillo concession is due in 2007 and subject to renewal for another 8 years. Under these concession agreements, the Company has the obligation to keep in good condition the facilities contemplated under the concessions. At the end of the terms of the concession agreements, the concessions’ assets will revert to the Government.

As such, the Company’s concession rights and the related partial assignment agreements establish rights in favor of the Government (See Note 25).

The Company has complied with its obligations and there were no outstanding obligations to carry out maintenance work at the end of 2005.

Concession rights are summarized below:

			Estimated
			Useful Lives
	2004	2005	(Years)

Integral Acapulco Port Administration(1)	$6,783	$6,783	25
Tugboats in the Port of Manzanillo(2)	2,170	2,170	10

	8,953	8,953
Accumulated amortization	(4,024)	(4,512)

Concession rights — Net	$4,929	$4,441

Amortization of concession rights was $0.5 million for the years ended December 31, 2003, 2004 and 2005.

(1)	Concession is due in June 2021

(2)	Concession is due in 2007 and may be prorogued for 8 more years

GRUPO TMM, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	PROPERTY, MACHINERY AND EQUIPMENT:

At December 31, 2004 and 2005, the property, machinery and equipment are summarized below:

	2004
	Balance at
	Beginning of					Balance at
	Year — Net of					End of Year — Net	Estimated
	Accumulated			Transfers		of Accumulated	Useful Life
	Depreciation	Additions	Disposals	and Others	Depreciation	Depreciation	(Years)

Vessels	$15,700	$1,826	$121	$(281)	$2,768	$14,356	25
Dry — docks:
(major vessel repairs)	1,214	2,430	—	(408)	1,088	2,148	5
Buildings and installations	12,641	—	9	142	1,114	11,660	20 and 25
Warehousing equipment	108	—	—	—	8	100	10
Computer equipment	460	196	10	157	338	465	3 and 4
Terminal equipment	2,251	68	—	42	460	1,901	10
Ground transportation equipment	11,597	271	585	1,022	2,468	9,837	4.5 and 10
Other equipment	2,465	96	21	1,993	432	4,101	5

	46,436	4,887	746	2,667	8,676	44,568
Land	14,228	40	—	—	—	14,268
Construction in progress	14,438	10,351	284	(2,738)	267	21,500

	$75,102	$15,278	$1,030	$(71)	$8,943	$80,336

	2005
	Balance at
	Beginning of					Balance at
	Year — Net of					End of Year — Net	Estimated
	Accumulated			Transfers		of Accumulated	Useful Life
	Depreciation	Additions	Disposals	and Others	Depreciation	Depreciation	(Years)

Vessels	$14,356	$76,977	$107	$4,696	$6,198	$89,724	25
Dry — docks:
(major vessel repairs)	2,148	1,006	66	(321)	1,126	1,641	5
Buildings and installations	11,660	20	—	376	1,011	11,045	20 and 25
Warehousing equipment	100	—	—	—	8	92	10
Computer equipment	465	153	—	(71)	243	304	3 and 4
Terminal equipment	1,901	6	—	19	440	1,486	10
Ground transportation equipment	9,837	4,971	500	1,911	1,423	14,796	4.5 and 10
Other equipment	4,101	210	2	(2,380)	410	1,519	5
			—

	44,568	83,343	675	4,230	10,859	120,607
Land	14,268	—	94	(104)	—	14,070
Construction in progress	21,500	23,692	205	(13,630)	217	31,140

	$80,336	$107,035	$974	$(9,504)	$11,076	$165,817

GRUPO TMM, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The caption “Transfers and others” generally includes the retirement of assets after the sale of certain subsidiaries, and cancellation of projects. The 2004 balance of $71 is attributable mainly to the cancellation of projects. The 2005 balance of $9,504 is attributable to the retirement of assets after the sale of the Colombian subsidiaries.

Accumulated depreciation of property, machinery and equipment as of December 31, 2004 and 2005, was $76.9 million and $83.1 million, respectively.

10.	PREPAID EXPENSE:

At December 31, 2004 and 2005, prepaid expenses are summarized as follows:

	2004	2005

Guarantee deposit	$967	$856
Prepaid expenses	3,613	2,300

	$4,580	$3,156

11.	INVESTMENTS HELD IN ASSOCIATED COMPANIES:

At December 31, 2004 and 2005, investments held in associated companies are summarized as follows:

	Percentage of
	Ownership	2004	2005

Terminal de Contenedores de Cartagena, S.A. (see Note 1j)	32.8%	$7,843	$—
Seglo, S.A. de C.V.	39%	3,114	3,351
Procesos Operativos de Materiales, S.A. de C.V.	39%	12	19
Promotora Intermodal de Carga, S.A. de C.V.	50%	146	—
Joint Venture		2,192	2,192
Joint Venture Real Estate Business		1,824	1,824

		$15,131	$7,386

12.	INTANGIBLE ASSETS:

At December 31, 2004 and 2005, intangible assets are summarized as follows:

	2004
	Balance at
	Beginning of						Balance at End
	Year — Net of						of Year — Net of	Estimated
	Accumulated				Transfers and		Accumulated	Useful Life
	Amortization	Additions	Disposals		Cancellations	Amortization	Amortization	(Years)

Software	$175	$56	$		$(5)	$125	$101	5
Goodwill	4,921	—		—	—	573	4,348	10 to 31

	$5,096	$56		$—	$(5)	$698	$4,449

GRUPO TMM, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2005
	Balance at
	Beginning of					Balance at End
	Year — Net of					of Year — Net of	Estimated
	Accumulated			Transfers and	Amortization/	Accumulated	Useful Life
	Amortization	Additions	Disposals	Cancellations	Impairment Test	Amortization	(Years)

Software	$101	$43	$—	$(22)	$101	$21	5
Goodwill(1)	4,348	—	362	(710)	3,276	—	10 to 31
Trademarks(2)	—	—	—	9,000	—	9,000

	$4,449	$43	$362	$8,268	$3,377	$9,021

(1)	The disposal of $362 was part of the sale of an associated company. The cancellation of $710 was the result of the selling of certain subsidiaries.

(2)	On December 31, 2004, Grupo TMM acquired the rights of the trademark “Marmex” from its joint venture partner Seacor Marine International, LLC by $9.0 million, which was presented as an item deducting the minority interest amount. As described in Note 1, d), Grupo TMM acquired such minority interest in 2005, so the trademark rights are now classified within Intangible assets.

13.	DEBT:

Total debt, as of December 31, is summarized as follows:

	2004	2005
	Net Borrowings	Net Borrowings

Short-term portion of long-term debt:
Natexis Banques Populaires(4)	$—	$9,979
2006 Notes(1)	—	1,967
Banca Mifel, S.A.	600	150
Banca Invex, S.A.(3)	1,071	—
Capital lease	151	—
Banca Invex, S.A.(3)	—	1,497
Interest payable	24,723	21,953

	$26,545	$35,546

Long-term debt:
2006 Notes(1)	$2,879	$—
New Notes due 2007(2)	466,420	466,508
Banca Mifel, S.A.	150	—
Banca Invex, S.A.(3)	—	2,248
Natexis Banques Populaires(4)	—	56,007

	$469,449	$524,763

(1)	The 2006 notes represent ten-year instruments bearing 10.25% annual interest (10% annually up to November 15, 2000) through November 15, 2006 (see point (2) below).

(2)	The 2003 notes represented ten-year instruments bearing 9.50% annual interest (9.25% annually up to November 14, 2000) through May 15, 2003. On such date, the Company defaulted on its obligation to pay the principal amount and accrued unpaid interest on the 2003 notes, and the accrued unpaid interest on its 2006

GRUPO TMM, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

notes. As a result, the Company began negotiations with a representative committee of holders of 2003 and 2006 notes, engaging the firms of Miller, Buckfire, Lewis LLC (presently Miller, Buckfire, LLC) and Milbank, Tweed, Hadley & McCloy LLP as its financial and legal advisors, respectively, in the United States; and the firms Elek, Moreno-Valle y Asociados, S.C. and Quijano, Cortina, Lopez y De la Torre, S.C. as its financial and legal advisors, respectively, in Mexico. The Company also supported the creation of an ad-hoc committee of holders for 2003 and 2006 notes, who engaged Houlihan, Lokey, Howard & Zukin and Akin, Gump, Strauss, Hauer & Feld as the committee’s financial and legal advisors, respectively, in the United States; and Franck, Galicia y Robles, S.C. (presently Galicia y Robles, S.C.) as the committee’s legal advisors in Mexico.

On August 11, 2004, Grupo completed the Exchange Offer of its Senior Secured Notes due in 2007 (the “New Notes due 2007”) upon the closing of a private exchange offer, which closed simultaneously with a public exchange offer for the Company’s 2003 and 2006 notes. Pursuant to the Exchange Offer, an aggregate amount of $170.7 million or approximately 96.5% of the 2003 notes were tendered and an aggregate amount of $197.1 million or approximately 98.6% of the 2006 notes were tendered. Holders of the 2003 and 2006 notes who tendered their respective 2003 and 2006 notes pursuant to the Exchange Offer received approximately $459.5 million aggregate principal amount of New Notes due 2007.

In connection with the Exchange Offer, Grupo TMM completed a consent solicitation of the holders of 2006 notes to effect the proposed amendments to the indenture governing the 2006 notes, which removed substantially all of the restrictive covenants of such indenture.

On August 11, 2004, Grupo TMM also completed the private placement of approximately $6.5 million principal amount of New Notes due 2007 to Promotora Servia, an affiliate owned by members of the Serrano Segovia family, and $13.7 million principal amount of New Notes to J.B. Hunt Inc. Both private placements were accepted as consideration for the cancellation of outstanding obligations of the Company with such parties.

Also at the previous mentioned date, with net proceeds from the sale of an additional $29 million in face amount of New Notes due 2007, the Company paid a) $7.2 million in cash in respect of the principal amount of, plus accrued unpaid interest on, all of the 2003 notes that were not tendered in the Exchange Offer, b) $0.4 million in cash in respect of the accrued unpaid interest on the 2006 notes that were not tendered in the Exchange Offer, and c) Financial advisory and other fees related to the consummation of the Exchange Offer.

New Notes due 2007 represent a three-year senior secured (by virtually all of the Company’s assets, including a pledge of the Grupo TFM shares held by TMM Multimodal) obligation (extendable to four years at the option of the Company under certain circumstances), for an initial principal amount of $508,703 and with an annual interest of 10.5% if interest is paid entirely in cash, or of 12.0% if the Company elects to pay the interest due in a combination of a minimum due in cash of 2% annually and the remainder in kind (through the issuance of additional New Notes 2007 or Company’s American Depositary Shares (ADS). This payment-in-kind interest rate will increase to 12.5% for the period between August 1, 2006 and February 1, 2007, and to 13.0% for the period between February 1, 2007 and August 1, 2007. If the Company elects to extend the maturity of the New Notes due 2007 until August 1, 2008, it would have to pay a pro rata portion of a cash fee equal to 4% of the then outstanding principal amount under its New Notes due 2007, and the applicable rate would be 12% payable in cash only. Grupo TMM has restricted cash in the amount of $347.9 million as of December 31, 2005, dedicated to prepay a portion of the New Notes 2007. Once this cash is applied to the payment of the New Notes due 2007, the Company is entitled to reduce the interest rate applicable to cash payments (up to 9.5%) by 100 basis points as a consequence of the aggregate payment of such bonds (See Note 26).

(3)	Bank loan with Banco Invex, S.A. at an annual rate of 9.75% due on December 21, 2005. For 2005,this bank borrowing represents a credit line of up to $4.89 million (52 million pesos) for the sole purpose of acquiring transportation vehicles, payable in quarterly installments and monthly interest at a variable interest of Interbanking Interest Equalized Rate (TIIE) plus 550 basis points, due on June 20, 2008. The effective interest rate at the end of 2005 is 14.0650%.

GRUPO TMM, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(4)	In July 2005, Grupo TMM entered into two credit agreements to acquire two tanker vessels (Amatlán II and Choapas II), in the amount of $42.3 million at an average fixed rate of 7.8% for Amatlán II, and of $26 million at an average fixed rate of 8% for Choapas II, both with quarterly installments of principal and interest and a due date of August 15, 2010. In connection therewith, the Company established two trusts per each vessel: one directed to secure revenue and debt payment after obtaining the right to collect from PEMEX the services rendered; and the other to secure the vessel as collateral.

Covenants-

The agreements related to the above-mentioned loans require certain covenants including the observance of certain financial ratios, dividend restrictions and limited transactions among subsidiaries, among others. Grupo and its subsidiaries were in compliance with these covenants and restrictions at December 31, 2005.

Interest expense amounted to $47,267, $51,881 and $65,568 for the years ended December 31, 2003, 2004 and 2005, respectively. The weighted average interest rate paid was 12.06% in 2003, 12.24% in 2004 and 11.91% in 2005.

Maturity of long-term debt, as of December 31, is as follows (book value amounts):

	2004	2005
Maturity	Net Borrowings	Net Borrowings

2006	$3,028	$—
2007	466,421	466,508
2008	—	2,248
2010	—	56,007

	$469,449	$524,763

A summary of the estimated fair values of the Company’s bank loans and other obligations, as of December, is shown below:

	2004		2005
	Book	Fair	Book	Fair
	Value	Value	Value	Value

Short-term debt:
Fixed-rate	$151	$151	$12,858	$12,685
Variable-rate	1,671	1,671	1,647	1,647
Transaction costs	—	—	(912)	—
Interest payable	24,723	24,723	21,953	21,953

	$26,545	$26,545	$35,546	$36,285

	Book	Fair	Book	Fair
	Value	Value	Value	Value

Long-term debt:
Fixed rate	$511,582	$513,816	$543,984	$554,963
Variable rate	150	150	2,248	2,248
Transaction costs	(42,283)	—	(21,469)	—

	$469,449	$513,966	$524,763	$557,211

GRUPO TMM, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.	OBLIGATIONS FOR SALE OF RECEIVABLES:

Pursuant to the securitization facility, the Company and certain of its subsidiaries sold receivables to a trust, which in turn, issued certificates to investors (“Certificates”). For accounting purposes, the securitization facility represents the total U.S. dollar amount for future services to be rendered to customers under the securitization facility. The balance due under this securitization facility was approximately $74.9 million as of December 31, 2004, at an annual fixed interest rate of 9.25%. The facility contemplates the restriction of cash for the purposes of securing any potential obligor payment defaults. The balance of restricted cash under this facility as of December 31, 2004 was $6.8 million. On April 5, 2005 there was approximately $70.5 million of aggregate principal amount and interest on Certificates outstanding under the securitization facility, which was paid by the Company on such date using the cash proceeds received from the sale of Grupo TFM to KCS.

At December 31, 2004, the obligations for sale of receivables are summarized as follows:

Series 2003-A Certificate I	$54,000
Series 2003-A Certificate II	25,000
Series 2003-A Certificate III	10,000
Series 2003-A Certificate IV	6,300
Interest payable	635

95,935
Payments	(21,000)
Deferred financing	(5,221)
Current portion	(19,956)

Outstanding obligation for the sale of long-term accounts receivable	$49,758

15.	CONVERTIBLE NOTES:

On May 29, 2002, the Company entered into a Securities Purchase Agreement with the buyers named therein, pursuant to which the buyers agreed to purchase senior convertible notes (the “convertible notes”) into shares or ADS in an aggregate amount of $32.5 million. Additionally, note linked securities were issued which are convertible for 1,311,290 of the Company’s Series A shares or ADS’s at an exercise price of $9.9139 per share or ADS for a term of three years after issuance.

The convertible notes were repaid in weekly installments of principal plus 9% accrued interest per annum. Each of the convertible notes is convertible at the option of the holder at any time into that number of Series A Shares or ADSs equal to: i) the principal amount being converted, plus accrued interest at 9% per annum, divided by ii) the applicable conversion price. Through December 31, 2002 and May 2, 2003 the Company paid installments in cash.

Regarding these transactions, the Company recognized in the balance sheet an account payable for $26,972 net of a discount of $5,528. At December 31, 2002, the convertible notes net of payments amounts to $13,295, and the discount to be amortized amounts to $2,429. On May 2, 2003, the Company repaid all of its outstanding senior convertible notes.

As of December 31, 2003 and 2004, 1,311,290 note-linked securities (NLS) relating to the senior convertible note remain outstanding until a period 15 days after the Company files a registration statement for the Series A shares to be issued in connection with the exercise of the senior convertible notes, unless the Company redeems them prior to such date.

GRUPO TMM, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES:

At December 31, 2004 and 2005 the balances and transactions with related parties are summarized as follows:

	2004	2005

(*)Accounts receivable:
Marmex Marine, LLC (formerly Seacor Marine, Inc.)(1)	$448	$—
Seglo Operaciones Logísticas(2)	—	11

	$448	$11

(*)	The accounts receivable and payable due from or due to related parties were driven by the services disclosed in the transactions with related parties.

1)  Seacor Holdings (“Seacor”), strategic partner in Marítima Mexican, S.A. de C.V. (“Marmex”)

Marmex (a subsidiary of Grupo TMM) and Seacor have internal arrangements under which either company provides consulting services, affreightment, commission charges and cost rebilling. At December 31, 2004, the account receivable under this arrangement is $448.

2)  Seglo Operaciones Logísticas, S.A. de C.V. (a partner in the Logistics Division)

Seglo Operaciones Logísticas, S.A. de C.V. is a 50% owned company by Grupo TMM carrying out supply and logistics operations for the automotive industry.

The most important transactions with related parties are summarized as follows:

	2003	2004	2005

Income:
Management fee(1)	$584	$234	$262

Expense:
Administrative services(2)	4,613	4,908	5,177

Fees(2)	1,009	1,043	167

Personnel on board items(3)	72	61	116

(1)	Includes Grupo TMM’s invoicing to Seglo S.A. in the amount of $119, $127 and $91, for the years ended December 31, 2003, 2004 and 2005, respectively.

Includes Seglo Operaciones Logisticas, S. A. de C. V. invoicing to Seglo S. A. at December 2003 and 2004 for $102 and December 2005 for $158.

(2)	A transaction between Seglo Operaciones Logísticas, S. A. de C. V. and Seglo S. A.

(3)	Personnel at Marmex and Seacor Marine LLC in 2003, 2004 and 2005.

GRUPO TMM, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

17.	ACCRUED EXPENSES:

At December 31, 2004 and 2005 the accrued expenses are summarized as follows:

	2004	2005

General expenses	$10,414	$11,778
Operational expenses	2,791	10,507
Taxes payable	11,691	5,787
Purchased services	5,310	894
Salaries and wages	2,359	2,937
GM put option	13,545	—
Seacor Marine Internacional, LLC	—	15,600
Other	715	1,342

	$46,825	$48,845

18.	OTHER LONG TERM LIABILITIES:

At December 31, 2004 and 2005 the other long term liabilities are summarized as follows

	2004	2005

Dividend tax	$4,836	$4,384

	$4,836	$4,384

19.	STOCKHOLDERS’ EQUITY:

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

Capital stock amounts to Ps700,000, is fixed and is integrated for 56,963,137 Series “A” shares outstanding, nominative, without nominal value and with voting rights, which can be held only by persons or companies of Mexican nationality or Mexican companies that include among their by-laws an exclusion clause for foreign entities or individuals.

Dividends

Dividends paid are not subject to income tax if paid from the Net Tax Profit Account and will be taxed at a rate that fluctuates between 4.62% and 7.69% if they arise from the Reinvested Net Tax Profit Account. Dividends paid in excess of this account are subject to a tax equivalent to 40.84%, or 38.91% if paid after the year 2006. The tax is payable by the Company and may be credited against its income tax in the same year or the following two years. Dividends paid from previously taxed profits are not subject to tax withholding or additional tax payment.

The tax credit allowed under certain circumstances by the Mexican Income Tax Law is also applicable to offset advance income tax payments and not only against income tax payable for the year.

In the event of a capital reduction, any excess of stockholders’ equity over capital contributions, the latter restated in accordance with the provisions of the Income Tax Law, is given the same treatment as dividends.

GRUPO TMM, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

20.	OTHER (EXPENSES) INCOME — NET:

At December 31, 2003, 2004 and 2005 the other (expenses) income are summarized as follows

	2003	2004	2005

Recoverable income tax and VAT	$12,890	$17,132	$453
(Loss) gain on sales of subsidiaries (Note 1)	(20,207)	(60)	3,520
Restructuring costs and others	(21,657)	—	—
Loss on sales of property and equipment — Net	(5,895)	—	—
Reserve for BIMMSA contingencies	(6,168)	(708)	(39)
Goodwill amortization	(227)	(227)	—
Impairment test goodwill adjustment	—	—	(3,276)
Negative goodwill write-off	—	—	355
Provision for SSA management fees	(802)	(172)	(1,348)
Cancellation of fees related with previous tranches of the obligations for sale of receivables	(6,190)	—	—
Loss on disposition of assets	(5,000)	—	—
Other — Net	(5,442)	267	(687)

	$(58,698)	$16,232	$(1,022)

21.	INCOME TAX, EMPLOYEES’ STATUTORY PROFIT-SHARING, ASSET TAX AND TAX LOSS CARRYFORWARDS:

Income tax

Under ruling number 330-SAT-IV-3-2-8696/04 dated December 17, 2004, Grupo TMM obtained an authorization from the taxing authorities (Central Legal Administration for Large Taxpayers of the Ministry of Finance) to transfer the tax consolidation process that it had authorized to perform as the consolidation or holding company since 1991, to Repcorp, a company 92.30% owned by Grupo TMM. The consolidation for tax purposes at the Repcorp level comprises three small subsidiaries only.

This consolidation process transfer is effective January 1, 2005, once Grupo TMM complied with certain requirements called by the ruling referred to above.

Grupo and its subsidiaries had consolidated losses for tax purposes of $102,516, $56,314 and $480,988 for the year ended December 31, 2003, 2004 and 2005, respectively. The difference between tax and book loss is due principally to the inflation and foreign exchange gains or losses recognized for tax purposes, the difference between book and tax depreciation and amortization, non-deductible expenses and temporary differences for certain items that are reported in different periods for financial reporting and income tax purposes.

The benefit (provision) for income tax included in income for the year is as follows:

	2003	2004	2005

Current income tax	$(700)	$(231)	$(460)
Deferred income tax	(5,027)	(43,300)	63,186

Net benefit (provision)	(5,727)	(43,531)	62,726
Employees’ statutory profit-sharing	—	—	(397)
Asset Tax	(394)	(172)	(705)

Benefit (provision) for income taxes and employee profit sharing	$(6,121)	$(43,703)	$61,624

GRUPO TMM, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Reconciliation of the income tax benefit (provision) based on the statutory income tax rate, to recorded income tax benefit (provision) is as follows:

	2003	2004	2005

Loss before income taxes and minority interest	$(120,430)	$(65,659)	$(85,495)

Income tax at 34% in 2003, 33% in 2004 and 30% in 2005	40,946	21,667	25,649
Increase (decrease) resulting from:
Profits reported by the foreign subsidiaries	2,411	250	—
Inflationary effects on fixed assets and provisions	(33,191)	60,837	125,961
Inflationary effects related to indexing and exchange rate devaluation on tax loss carryforwards — Net	(21,761)	(136,008)	(175,346)
Non-deductible expenses	13,464	6,541	49,977
Change in tax rates	(1,722)	10,887	(5)
Other — Net	(6,268)	(7,877)	35,388

Net income tax benefit (provision)	$(6,121)	$(43,703)	$61,624

According to the amendments to the Mexican Income Tax Law enacted in 2005, the income tax rate will decrease one percent per year from 30% starting in 2005 down to 28% in 2007.

The components of deferred tax assets and (liabilities) are comprised of the following:

	2004	2005

Tax-loss carryforwards	$94,660	$215,647
Valuation allowance	(73,122)	(131,521)

	21,538	84,126
Income tax paid on dividends	351	370
Inventories and provisions, net	26,750	14,882
Concession rights and property, machinery and equipment	(24,738)	(15,822)

Net deferred tax assets	$23,901	$83,556

The Company has recognized deferred tax assets related to its tax loss carryforwards and other items after evaluating the reversal of existing taxable temporary differences. To the extent that the balance of the deferred tax assets exceeds the existing temporary differences, management has evaluated the recoverability of such amounts by estimating future taxable profits in the foreseeable future which extend between 2006 through 2015. The tax profits include estimates of profitability and macroeconomic assumptions which are based on management’s best estimate as of this date (See Note 3).

Asset tax

The Asset Tax Law establishes a tax of 1.8% on the average of assets, less certain liabilities, which is payable when it exceeds the income tax due. There was no asset tax base in the consolidated returns for 2003 and 2004; in 2005 Grupo TMM ceased to consolidate for tax purposes as previously described. Some subsidiaries generated an asset tax on individual basis of $394, $172 and $705, for the years ended December 31, 2003, 2004 and 2005, respectively.

GRUPO TMM, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Tax loss carryforwards

At December 31, 2005, Grupo had tax loss carryforwards, which under the Mexican Income Tax Law are inflation-indexed through the date of utilization as follows:

	Inflation-Indexed
Year in Which	Amounts as of	Year of
Loss Arose	December 31, 2005	Expiration

1996	$761	2006
1997	6,621	2007
1998	14,239	2008
1999	7,885	2009
2000	11,884	2010
2001	9,121	2011
2002	59,417	2012
2003	102,516	2013
2004	56,314	2014
2005	480,988	2015

	$749,746

Employees’ statutory profit-sharing

Employees’ statutory profit-sharing is determined by the Company at the rate of 10% of taxable income, adjusted as prescribed by the Mexican Income Tax Law.

For the years ended December 31, 2003 and 2004, there was no basis for employees’ statutory profit-sharing. Some of Grupo TMM’s subsidiaries presented basis for employees’ statutory profit-sharing in the amount of $397, for the year ended December 31, 2005.

22.	FINANCIAL INFORMATION BY SEGMENT:

The Company operates in the following segments: maritime transportation, land transportation and logistics, operation of ports and terminals, and related services. Maritime transportation (“Maritime Transportation Division”) operations include the transportation of liquid petroleum and petrochemical products in bulk, materials and supplies for drilling platforms, as well as tugboat services. Land transportation and logistics (“Logistics Division”) includes dedicated truck services and logistics solutions. Port operations (“Ports and Terminals Division”) include terminal service and agency activities, both cargo and passenger. Rail transportation (“Railroad Division”), as it applies to years prior to 2005 when it was sold, includes interline connections, consisting of US and Mexican railroad lines and traffic in the United States of America. The Company’s interest in the Railroad Division and the Ports and Terminals Division is being presented as discontinued operations (see Note 2).

GRUPO TMM, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Information for each operating segment is as follows:

					Elimination
			Ports and		Between Segments
	Maritime	Logistics	Terminals	Railroad	and Shared	Total
December 31, 2003	Division	Division	Division	Division	Accounts	Consolidated

Transportation revenues	$116,000	$89,531	$52,188	$698,528	$(18,204)	$938,043
Costs and expenses	(101,719)	(83,645)	(37,171)	(481,327)	3,042	(700,820)
Depreciation and amortization	(6,263)	(3,367)	(4,496)	(85,195)	(885)	(100,206)

Income on transportation	$8,018	$2,519	$10,521	$132,006	$(16,047)	$137,017

Costs, expenses and income not allocated						(223,679)

Net loss for the year attributable to equity holders of Grupo TMM, S.A.						$(86,662)

Total assets by segment	$224,662	$94,410	$43,452	$2,121,733	$—	$2,484,257
Shared assets	—	—	—	—	(17,644)	(17,644)

Total assets	$224,662	$94,410	$43,452	$2,121,733	$(17,644)	$2,466,613

Total liabilities by segment	$74,881	$56,744	$38,125	$1,141,880	$—	$1,311,630
Shared liabilities	—	—	—	—	423,591	423,591

Total liabilities	$74,881	$56,744	$38,125	$1,141,880	$423,591	$1,735,221

Total capital expenditures by segment	$4,257	$2,029	$1,529	$73,121	$—	$80,936
Shared capital expenditures	—	—	—	—	172	172

Total capital expenditures	$4,257	$2,029	$1,529	$73,121	$172	$81,108

Total non-cash transactions	$—	$—	$2,362	$120	$—	$2,482
Shared non-cash transactions	—	—	—	—	4,417	4,147

Total non-cash transactions	$—	$—	$2,362	$120	$4,417	$6,629

GRUPO TMM, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

					Elimination
			Ports and		Between Segments
	Maritime	Logistics	Terminals	Railroad	and Shared	Total
December 31, 2004	Division	Division	Division	Division	Accounts	Consolidated

Transportation revenues	$127,756	$97,583	$26,647	$699,223	$(20,880)	$930,329
Costs and expenses	(108,066)	(90,411)	(24,146)	(486,850)	5,196	(704,277)
Depreciation and amortization	(5,033)	(2,842)	(2,111)	(86,503)	(275)	(96,764)

Income on transportation	$14,657	$4,330	$390	$125,870	$(15,959)	$129,288

Costs, expenses and income not allocated						(231,835)

Net loss for the year attributable to equity holders of Grupo TMM, S.A						$(102,547)

Total assets by segment	$196,077	$85,695	$74,013	$2,057,950	$—	$2,413,735
Shared assets	—	—	—	—	(61,698)	(61,698)

Total assets	$196,077	$85,695	$74,013	$2,057,950	$(61,698)	$2,352,037

Total liabilities by segment	$61,028	$43,778	$41,491	$1,054,556	$—	$1,200,853
Shared liabilities	—	—	—	—	514,517	514,517

Total liabilities	$61,028	$43,778	$41,491	$1,054,556	$514,517	$1,715,370

Total capital expenditures by segment	$50	$6,982	$590	$44,408	$—	$52,030
Shared non-cash transactions	—	—	—	—	81	81

Total non-cash transactions	$50	$6,982	$590	$44,408	$81	$52,111

GRUPO TMM, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

					Elimination
			Ports and	Railroad	Between Segments
	Maritime	Logistics	Terminals	Division	and Shared	Total
December 31, 2005	Division	Division	Division	(*)	Accounts	Consolidated

Transportation revenues	$159,575	$108,402	$38,853	$170,088	$(12,861)	$464,057
Costs and expenses	(129,523)	(107,154)	(35,334)	(117,925)	(4,475)	(394,411)
Depreciation and amortization	(7,887)	(2,192)	(2,267)	(22,431)	(22)	(34,799)

Income on transportation	$22,165	$(944)	$1,252	$29,732	$(17,358)	$34,847

Costs, expenses and income not allocated						136,457

Net loss for the year attributable to equity holders of Grupo TMM, S.A.						171,304

Total assets by segment	$254,178	$96,952	$67,637	$—	$—	$418,767
Shared assets	—	—	—	—	374,359	374,359

Total assets	$254,178	$96,952	$67,637	$—	$374,359	$793,126

Total liabilities by segment	$62,665	$39,938	$1,605	$—	$—	$104,208
Shared liabilities	—	—	—	—	552,172	552,172

Total liabilities	$62,665	$39,938	$1,605	$—	$552,172	$656,380

Total capital expenditures by segment	$92,137	$11,657	$1,329	$43,339	$—	$148,462
Shared non-cash transactions	—	—	—	—	3,948	3,948

Total non-cash transactions	$92,137	$11,657	$1,329	$43,339	$3,948	$152,410

(*)	For the three months ended March 31, 2005.

23.	PENSIONS AND SENIORITY PREMIUMS:

Seniority premiums, retirement plan benefits (“pension benefits”) obligations, and other employee compensation payable at the end of employment are based on actuarial calculations using the projected unit credit method. Pension benefits are based mainly on years of service, age and salary level upon retirement.

Seniority premiums, pension benefits and other employee compensation upon termination charged to income include the amortization of past service costs over the average remaining working lifetime of employees.

GRUPO TMM, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following is a breakdown of the labor cost, together with the actuarial estimation of the present value of this benefit, as well as the basic actuarial assumptions for the calculation of these labor obligations.

	2003	2004	2005

Labor cost	$546	$424	$442
Financial cost	848	971	1,044
Return on plan assets	(204)	(182)	(182)
Amortization of the transitory obligation and variations in assumptions	(127)	—	—

Net period cost	$1,063	$1,213	$1,304

At December 31, 2004 and 2005 the pensions and seniority premiums are summarized as follows

	2004	2005

Projected benefit obligation	$(11,498)	$(12,538)
Plan assets	1,842	2,024
Unamortized transition amount	467	230

Reserve for pensions and seniority premiums	$(9,189)	$(10,284)

24.	EARNINGS (LOSS) PER SHARE:

Earnings (loss) per share is calculated based on the weighted average numbers of shares outstanding during the year. There are no potential dilutive instruments outstanding. Therefore basic and diluted earnings (losses) per share are the same:

	2003	2004	2005

Net (loss) / income for the year	$(86,662)	$(102,547)	$171,304
Weighted average number of shares outstanding (thousands)	56,963	56,963	56,963
Basic (loss) / earnings per share	$(1.521)	$(1.800)	$3.007

25.	COMMITMENTS AND CONTINGENCIES:

a)  Commitments:

Concession Duties

Pursuant to the concession under which it operates the ports and tugboat services, the Company must make monthly fixed and variable rental payments. Such payments totaled $236, $251 and $250 in 2003, 2004 and 2005, respectively.

Leases and charters

The Company uses various bareboat and time-chartered vessels to supplement its fleet for periods ranging from seven months to ten years. The related charter expenses were $35,273 in 2003, $48,436 in 2004, and $70,016 in 2005.

GRUPO TMM, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

An analysis of minimum future charter and lease payments specified in the related agreements is as follows:

Year	2004	2005

2005	$42,138	$—
2006	19,623	38,078
2007	16,465	31,918
2008	11,105	17,697
2009 and thereafter	190	3,610

	$89,521	$91,303

Synthetic lease contracts

Keith G. McCall and Isla Guadalupe

On October 10, 2002, Marítima Mexicana, S.A. de C.V. (Marmex) sold the vessels Keith G. McCall and Isla Guadalupe for $15,200. Marmex recorded a gain of $419 on the sale of the vessels. On the same date, Marmex entered into a seven-year bareboat charter contract with a purchase option with the new owner of the vessels. The purchase option was established at the market cost of the vessels at the time the option is exercised. Marmex does not currently intend to exercise the purchase option. Additionally, the contract establishes the possibility of extending the charter period to the terms agreed upon by the two parties when the current contract expires. As per the terms of the contract, Marmex is required to make quarterly payments through 2009.

Isla Azteca (ex-Seacor Alcina)

On October 19, 2003, Marmex bought from Seacor the Seacor Alcina vessel for $8,800. This vessel was renamed as Isla Azteca. On the same date, Marmex sold the vessel for $8,800 and entered into a seven-year bareboat charter contract with a purchase option. The purchase option was established at the market cost of the vessel at the time the option is exercised. Marmex does not currently intend to exercise the purchase option. Additionally, the contract establishes the possibility of extending the charter period on the terms agreed upon by the two parties when the current contract expires. As per the terms of the contract, Marmex is required to make quarterly payments through 2008.

As of December 31, 2004 and 2005, the minimum future rental payments for these three vessels are as follows:

Year	2004	2005

2004	$2,869	$—
2005	3,125	3,125
2006	3,125	3,125
2007	3,125	3,125
2008	2,246	2,246
2009	1,954	1,954

Total	$16,444	$13,575

b)  Contingencies:

1)    TFM Value-Added Tax Lawsuit and Mexican Government Put

Under the terms of the AAA (See Note 26), KCS had the right to control the settlement of the long-standing VAT Claim between TFM and the Mexican Government, as well as the negotiations related to the Put Option of the 20% shares of TFM held by the Mexican Government (the “Put Option”). This Put Option was the result of the

GRUPO TMM, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

agreements under which the Mexican Government retained a 20% interest in TFM in connection with the privatization of TFM in 1997, and pursuant to the original agreements relating to the concession, the Mexican Government could have required that Grupo and KCS, either jointly or individually, purchase the Mexican government’s interest at a predetermined price.

No later than 180 days after the successful resolution of the current proceedings related to the Put and the VAT claim with the Mexican Government, KCS was obligated to pay to Grupo the VAT Contingency payment of $110 million as follows: i) $35 million in cash, ii) $35 million in shares of KCS Common Stock, and iii) $40 million that will be deposited into an escrow account as collateral for certain tax indemnities. The shares of Common Stock would be valued at the volume-weighted average closing price (“VWAP”) of the Common Stock for the 20 trading days immediately preceding the later of the closing or the announcement of the VAT/Put Settlement Date.

Pursuant to the AAA, the Company and KCS entered into a Put Assumption Agreement dated December 15, 2004 which, conditional upon the closing of the sale of Grupo TFM which was approved by KCS’s shareholders on March 29, 2005, provides for KCS to assume the Mexican Government Put obligation.

On September 13, 2005, Grupo TFM and the Mexican Governmnet arrived at a settlement on the VAT Claim and the Put (20% of TFM’s shares owned by the Mexican Government). Pursuant to the successful outcome of this settlement and after a 180 day period, on March 13, 2006 KCS paid Grupo TMM the VAT Contingent Payment of $110 million, as follows: i) the amount of $35 million in cash; ii) $35 million in common shares of KCS; and, iii) $40 million in a promissory note due in 2010, deposited in a trust as collateral to guarantee possible tax claims in connection therewith.

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

GRUPO TMM, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company’s receivables securitization program, seeking the court’s declaration of the nullity of the Option Agreement entered into by TMM Multimodal and The Bank of New York, as trustee of the securitization trust. Investors in such program were named in the lawsuit but were never served.

As a consequence of the execution of the AAA on December 15, 2004, the lawsuits described above were suspended; and following the favorable vote of KCS shareholders on March 29, 2005 which resulted in the closing of the sale of Grupo TFM to KCS, the plaintiffs have filed a dismissal motion in respect of all defendants under all of the above claims.

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

From June 30, 2000 to June 30, 2003: 15% per annum

From July 1, 2003 to June 30, 2005: 16% per annum

From July 1, 2005 to June 30, 2007: 17% per annum

From July 1, 2007 to June 30, 2010: 19% per annum

From July 1, 2010 onwards: 20% per annum

At the end of December 31, 2004, Grupo recognized a liability from the GM Put of $13.5 million.

On March 15, 2005, GM notified the Company of its intention to exercise its Put Option. On April 4, 2005, with the cash proceeds from the sale of its interest in Grupo TFM to KCS, Grupo TMM paid approximately $34 million to GM in exchange for the shares subject to the Put Option.

4)    Other legal proceedings

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

The Company has transactions and relationships with related parties. Because of these relationships, in accordance with the Mexican Income Tax Law, the Company must obtain a transfer pricing study for the transactions that took place during 2004 and 2005 that confirms that the terms of these transactions are the same as those that would result from transactions among wholly unrelated parties. The Company is in the process of completing the 2005 study.

During the years ended December 31, 2003, 2004 and 2005, Grupo TMM and some of its subsidiaries assumed joint and several responsibility for the prepayment of federal taxes for some of the Grupo’s other subsidiaries,

GRUPO TMM, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

having informed the Ministry of Finance and Public Credit of the tax liabilities that such subsidiaries had generated, on the understanding that the former would be jointly and severally liable for payments of such taxes.

26.	EVENTS AFTER THE BALANCE SHEET DATE:

VAT Earnout —

Under the terms of the Amended and Restated Acquisition Agreement dated December 15, 2004 between Grupo TMM and KCS (the “AAA”), on March 13, 2006 KCS paid Grupo TMM $110 million in a combination of $35 million in cash, $35 million in KCS common stock and $40 million in a promissory note.

Debt Reduction —

On January 17, 2006, using the net cash proceeds from the sale of 18 million common stock of KCS, Grupo TMM repurchased $331 million in principal amount of its New Notes due 2007, resulting in a reduction in the coupon of such notes from 10.5% to 9.5% annually.

Financing for the acquisition of 40% of Marmex —

On March 3, 2006, Newmarmex, S.A. de C.V. (a wholly-owned subsidiary of Grupo TMM), received $18 million in a 4-year financing at a fixed rate of 11.92% with quarterly payments of principal and interest. The proceeds from financing were used to pay Seacor the $20 million purchase price of the shares of Marmex Marine (Mexico), Inc., which holds 40% of the shares of Marmex.

Financing and acquisition of five offshore vessels —

On March 3, 2006, Marmex Offshore, S.A. de C.V. (a wholly-owned subsidiary of Grupo TMM), purchased five offshore vessels from Seacor through a $31.9 million, 7-year financing with quarterly payments of principal and interest, at an initial variable interest rate of 7.9% (which Grupo TMM expects to fix through a swap agreement).

Financing and acquisition of three offshore vessels —

On March 3, 2006, Marmex Offshore, S.A. de C.V. (a wholly-owned subsidiary of Grupo TMM), purchased the Isla Azteca, Isla Guadalupe and Isla Arcas Vessels from the trust which held fiduciary ownership of such vessels (see note 25) through a $19.6 million, 7-year financing with quarterly payments of principal and interest, at a fixed interest rate of 8.12%.

Agreement for the purchase of 40% of the common stock of SMR —

On March 2, 2006, Grupo TMM and the Dutch company Smit Internationale, N.V. (“Smit”), its partner in Servicios Mexicanos en Remolcadores, S.A. de C.V. (“SMR”), agreed that Grupo TMM would acquire from Smit its entire 40% stake in SMR at a price of $9.5 million. Such transaction is subject to the approval of the Manzanillo Integral Port Administration (“Administracion Portuaria Integral de Manzanillo”) and is expected to close during May 2006.

Agreement for the purchase of one offshore vessel —

On March 17, 2006, Grupo TMM and the Panama-based company Patagonia Offshore (“POS”, an unrelated party which is a Seacor affiliate) agreed on the purchase by Grupo TMM of an offshore vessel from POS at a price of $27.25 million. This transaction is expected to close on April 2006.

GRUPO TMM, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

27.	RECONCILIATION OF DIFFERENCES BETWEEN IFRS AND U.S. GAAP:

a.  Reconciliation of consolidated net (loss) income attributable to equity holders of the Grupo TMM:

	Note	2003	2004	2005

Net (loss) income under IFRS		$(86,662)	$(102,547)	$171,304
Sale and lease back transactions	i	3,220	3,220	1,339
Pensions and seniority premium	ii	(304)	88	(16)
Additional expense compensation	iii	—	—	(539)
Foreign exchange effect adjustments	iv	(60)	(1,755)	(1,544)
Deferred taxes	v	(22,428)	3,500	12,172
Goodwill amortization	vi	762	762	2,216
Debt restructuring fees and expenses	vii	—	(14,829)	6,385
(Loss) gain on valuation of put option	ix	(6,779)	6,779	—
Effect of U.S. GAAP adjustments on minority interest	x	225	20	(267)
U.S. GAAP adjustments related to discontinued operations	xi	64,956	(11,031)	(79,432)

Net (loss) income under U.S. GAAP		$(47,070)	$(115,793)	$111,618

b.  Reconciliation of stockholders’ equity attributable to equity holders of the Grupo TMM:

	Note	2004	2005

Stockholders’ equity (deficit) under IFRS		$(49,359)	$119,277
Sale and lease back transactions	i	(1,339)	—
Pensions and seniority premium	ii	208	178
Additional compensation expense	iii	—	(539)
Deferred taxes	v	3,526	(4,711)
Goodwill amortization	vi	(2,216)	—
Debt restructuring fees and expenses	vii	(14,829)	(8,444)
Loss on acquisition of shares of subsidiaries from minority stockholders	viii		4,090
Effect of U.S. GAAP adjustments on minority interest	x	287	21
U.S. GAAP adjustments related to discontinued operations	xi	60,555	—

Stockholders’ equity (deficit) under U.S. GAAP		$(3,167)	$109,872

c.	Analysis of changes in stockholders’ equity attributable to equity holders of the Grupo TMM under U.S. GAAP

	2004	2005

Balance at beginning of period	$112,626	$(3,167)
Effect of currency translation	—	1,421
Net (loss) income for the period	(115,793)	$111,618

Balance at end of period	$(3,167)	$109,872

GRUPO TMM, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

d.  Significant differences between IFRS and U.S. GAAP:

i.  Sale and lease back transactions

Under IFRS, the Company recognized a gain on the sale of its corporate building in 2001, three vessels in 1998 and two vessels in 1997, which were leased back for a period of 5 years, 5 to 8 years and 5 years respectively, without any obligation to repurchase. Under IFRS, the gains were recognized at the respective transactions dates whereas under U.S. GAAP, the gains would be deferred and amortized over the terms of the lease contracts. During 2002, the leasing of the vessels “Tepozteco II” and “Aya II” terminated early. In 2005 the lease of the corporate building ended.

ii.  Pensions and seniority premium

The Company accrues a liability and recognizes net periodic costs for pension and seniority premium plan on the basis of actuarial computations. Retirement benefits are based primarily on years of service, age, and the employee’s pay at retirement. The difference between IFRS and U.S. GAAP relates mainly to unrecognized net transition obligation and unrecognized actuarial gains and losses.

The pensions and seniority premium liability is as follows:

	2004	2005

Actuarial present value of benefit obligations:
Vested benefit obligation	$7,543	$7,948
Non-vested benefit obligation	2,045	2,418

Accumulated benefit obligation	9,588	10,366
Additional benefits related to future compensation increase	1,911	2,172

Projected benefit obligation	$11,499	$12,538

The change in the pensions and seniority premium liability is as follows:

	2003	2004	2005

Benefit obligation at beginning of year	$10,523	$10,485	$11,499
Service cost	565	388	442
Interest cost	953	911	1,044
Actuarial (gain) loss	(805)	481	360
Benefits paid	(751)	(766)	(807)

Benefit obligation end of year or period	$10,485	$11,499	$12,538

The change in the fair value of plan assets and funded status of the plan is as follows:

	2004	2005

Fair value of plan assets at beginning of year	$1,953	$1,842
Exchange gain on plan assets	833	1,174
Actual return on plan assets	(178)	(181)
Benefits paid	(766)	(807)

Fair value of plan assets at end of year	$1,842	$2,028

GRUPO TMM, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2003	2004	2005

Funded status	$(8,532)	$(9,657)	$(10,510)
Unrecognized net actuarial (gain) loss	(536)	137	(135)
Unrecognized net transition obligation and intangible asset	556	539	539

Accrued benefit obligation	$(8,512)	$(8,981)	$(10,106)

The difference between net periodic pension and seniority premium cost under SFAS No. 87 and IAS 19 were as follows:

	2003	2004	2005

Net periodic pension cost under IFRS	$1,017	$1,213	$1,304
Net periodic pension cost under U.S. GAAP	(1,321)	(1,125)	(1,320)

U.S. GAAP net (loss) income adjustment	$(304)	$88	$(16)

	2004	2005

Accumulated benefit obligation under IFRS	$9,189	$10,284
Accumulated benefit obligation under U.S. GAAP	(8,981)	(10,106)

U.S. GAAP stockholders’ equity adjustment	$208	$178

iii.  Additional compensation expense

In accordance whit IAS-19 “Employee benefits”, the Company recognized in 2005 an indemnity cost of $730, calculated on the basis of actuarial computations. Under US GAAP the full amount for indemnity cost of $1,269 should be recognized; hence the reconciling item of $539.

iv.  Foreign exchange effect adjustments

These differences are related to the effects of exchange rates on deferred taxes and pension and seniority premium obligations, which are calculated in pesos and translated into U.S. dollars.

	2003	2004	2005

Pensions and seniority Premium	$478	$(119)	$(18)
Deferred taxes	(538)	(1,636)	(1,526)

	$(60)	$(1,755)	$(1,544)

v.  Deferred taxes

As mentioned in Note 4, income tax is recorded in accordance with IAS 12 (revised), which, among other provisions, requires the recognition of deferred taxes for non-monetary assets indexed for tax purposes. Under U.S. GAAP, the Company follows the guidelines established in SFAS No. 109 “Accounting for Income Taxes”. This statement does not permit recognition of deferred taxes for differences related to assets and liabilities that are remeasured from local currency into the functional currency using historical exchange rates and that result from changes in exchange rates or indexing for tax purposes.

For U.S. GAAP purposes the deferred tax computation on non-monetary assets and liabilities is based on current historical pesos whereas for IFRS purposes amounts in historical US dollars are considered for book purposes. The deferred tax adjustment included in the consolidated results and stockholders’ equity reconciliation, also include the effect of deferred taxes on the other U.S. GAAP adjustments.

GRUPO TMM, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

vi.  Goodwill amortization

Under IFRS, in 2000, Grupo established a reserve of $5,000 for goodwill related to an investment which it had decided to abandon. In 2001, due to change in economic circumstances, Management elected to maintain the investment and consequently, the reserve was reversed. The reserve corresponded to the goodwill arising from the purchase of said investment which is being amortized over a period of ten years. Under US GAAP goodwill impairment is not reversed, consequently the amortization of goodwill for IFRS purposes for the year ended December 31, 2003 and 2004 of $536, is being reversed for U.S. GAAP purposes; for 2005, charges to income ceased.

The Company recorded goodwill of $4.5 million arising from the acquisition of the 49% controlling interest in a subsidiary. Under IFRS, this goodwill is being amortized over a period of 20 years. During the year ended December 31, 2003 and 2004 the amortization of this goodwill amounted to $226, in each of the two periods. During the year ended December 31, 2005, the related subsidiary was sold. For U.S. GAAP purposes, according to SFAS 142, “Goodwill and Other Intangible Assets” goodwill should be tested for impairment on a yearly basis and not amortized. Effective January 1, 2005, under IFRS goodwill is subject to the same accounting treatment as is in SFAS 142. (See Note 12).

vii.  Debt restructuring fees and expenses

As further disclosed in Note 13 the Company completed the restructuring of its Senior Secured Notes in August 2004. Under IFRS all premiums, fees and expenses paid to both the creditors and third parties were deferred to be recognized in income over the life of the new debt.

Under U.S. GAAP this transaction was considered a non-troubled debt restructuring and the modification of terms was not substantial. Therefore the fees and expenses paid to third parties (i.e. non-creditors) was recognized directly in income in 2004.

viii. Grupo TMM acquired the shares of Marmex held by minority stockholders. Under US GAAP, the acquisition was accounted for under the purchase method. Therefore goodwill was calculated as the difference between the consideration for the additional stock and the proportionate share of the net assets acquired as a result, based on fair values at the date of acquisition. Therefore, for US GAAP purposes, this transaction represented a reclassification of stockholders’ equity to non-current assets for the year 2005 in the amount of $4,090.

ix.  Valuation of the put options

As mentioned in Note 25, the Company had two put options: the Mexican Government Put and the GM Put Option (collectively the “Put Options”). Under IAS No. 39 “Financial Instruments: Recognition and Measurement”, the Put Options were deemed to qualify as a derivative, which need to be measured at fair value. The difference between the estimated fair market value and the strike price of the Put Options at December 31, 2003, was a positive adjustment of $6.8 million and a negative adjustment of $13.5 million at December 31, 2004, which was recorded in the consolidated income statement for the year under IFRS. Under U.S. GAAP, the Put Options qualify as a derivative instrument under SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”. Nevertheless, the gain on the written Put Options in 2003 was not recognized, and an adjustment appears in the U.S. GAAP reconciliation. In 2004, the loss on the Put Options was recognized for both IFRS and U.S. GAAP, therefore no stockholder’s equity adjustment was made and the net income adjustment reflects the reversal of the adjustment recognized in 2003 for U.S. GAAP purposes.

On March 15, 2005, GM notified the Company of its intention to exercise its Put Option. On April 4, 2005, with the cash proceeds from the sale of its interest in Grupo TFM to KCS, Grupo TMM paid approximately $34 million to GM in exchange for the shares subject to the Put Option.

GRUPO TMM, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

x.  Effects of U.S. GAAP adjustments on minority interest

Under U.S. GAAP, minority interest should be disclosed separately in the balance sheet, but not as a part of stockholders’ equity. Similarly, the minority interest in income of consolidated subsidiaries should be separately disclosed.

xi.  Discontinued operations

Sale of the Port Business

As more fully described in Note 2, in the second quarter of 2003, Grupo sold its 51% remaining interest in the Port Business to SSA, for an aggregate purchase price of $127.7 million (approximately $114 million net in cash).

The sale was completed in May 13, 2003. Under IFRS, the sale of the Port Business was accounted for as a discontinued operation, nevertheless, such disclosures are only required to be presented in note to the financial statements. Under U.S. GAAP the Port Business was accounted for as a discontinued operation for all years presented.

Sale of the Railroad Business

On December 15, 2004, Kansas City Southern (“KCS”) entered into an Amended Acquisition Agreement (“AAA”) with Grupo and other parties under which KCS ultimately would acquire control of TFM through the purchase of shares of common stock of Grupo TFM. Under the terms of the AAA, KCS would acquire all of the interest of Grupo in Grupo TFM for $200 million in cash, 18 million shares of KCS common stock, $47 million in a 5%, two-year promissory note subject to satisfaction of conditions of an escrow agreement, and up to $110 million payable in a combination of cash, stock and a note related to the final resolution of the VAT claim and Put Option as such term is defined in the AAA.

As of December 31, 2004 all of the conditions precedent to the closing contemplated in the AAA had been satisfied, with the exception of the approval of the shareholders of KCS, which was ultimately obtained on March 29, 2005, at the same time the sale of Grupo TFM to KCS was finished. (see Notes 2, 25 and 26).

Under U.S. GAAP, the sale of the Port and Railroad Business would also be accounted as a discontinued operation pursuant to SFAS No. 144 “Accounting for the Impairment of Disposal of Long-Lived Assets”. Therefore, the financial statements for all years presented reflect the Railroad Business as a discontinued operation.

U.S. GAAP adjustments attributable to operations that were discontinued are as follows:

Net income	Note	2003	2004	2005

Sale and lease back transactions	i	$579	$—	$—
Foreign exchange effect adjustment	iv	15	—	—
Deferred taxes	v	127,095	(13,461)	(173,087)
Deferred charges	xii	34	(323)	520
Dilution in sale of Mexrail	xiii	—	(9,165)	—
Depreciation of step-up in Mexrail	xiv	(612)	(357)	—
Minority Interest	x	(62,155)	12,275	93,135

		$64,956	$(11,031)	$(79,432)

GRUPO TMM, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stockholders’, equity	Note	2004	2005

Deferred taxes	v	$154,211	$—
Deferred Charges	xii	(520)	—
Minority Interest	x	(93,136)	—

		$60,555	$—

Upon closing of the transaction on April 1, 2005, the Company recognized a gain on the sale of Grupo TFM of approximately $198.7 million, or $179.8 million net of deferred income taxes.

xii.  Deferred charges

During 2004, the Company incurred certain expenses related with the issuance of New Notes due 2007. Under U.S. GAAP the legal fees incurred in connection with the exchange of such senior notes amounting to $520 should be expensed as incurred. Nevertheless, under IFRS these expenses should be capitalized and amortized over the period of the senior notes.

xiii.  Dilution in sale of Mexrail to TFM

On February 27, 2002, Grupo and KCS sold their respective interests in Mexrail to TFM for an aggregate purchase price of $64 million. Under U.S. GAAP, the portion of Mexrail purchased from KCS was accounted for as a purchase pursuant to SFAS No. 141, “Business Combinations” with partial fair value step-up (49%), for KCS’s investment being recognized for the assets and liabilities being acquired. Thus, the amount recorded was $20,557 and the corresponding deferred income tax (45%) of $9,249, were both allocated to fixed assets. During the years ended December 31, 2003 and 2004, the depreciation was $612 and $357, respectively. The portion sold by Grupo to TFM (51%) amounting to $21.4 million was accounted for on a historical carryover basis since both Mexrail and TFM are under the common control of the Company.

In addition, as a result of the transaction described above, under IFRS, Grupo recognized a gain of $8,111 resulting from its equity dilution in Mexrail representing the amount “deemed sold”. Under U.S. GAAP, such a gain would not have been reflected in the income statement, but would have affected stockholders’ equity due to the step-up described above for $14,147.

As more fully described in Note 2, Grupo TMM and TFM entered into a new Stock Purchase Agreement dated August 16, 2004 (“New Mexrail Stock Purchase Agreement”). Pursuant to the terms of that agreement, KCS purchased from TFM 51% of the outstanding share of Mexrail for $32.7 million. KCS is obligated to purchase the remaining shares of Mexrail owned by TFM on or before October 31, 2005 at a fixed price of $31.4 million.

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

At December 31, 2005, the Company had $22,831 of discounts and deferred financing costs presented within its total debt.

GRUPO TMM, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

xv.  Effect of recently issued accounting standards

In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”). FIN 47 clarifies that a conditional asset retirement obligation, as used in FASB Statement 143, “Accounting for Asset Retirement Obligations,” refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of the settlement are conditional on a future event that may or may not be within the control of the entity. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated. FIN 47 was effective as of the end of fiscal years ending after December 15, 2005. The adoption of this Interpretation did not have an impact on the Company’s consolidated financial statements.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections, a replacement of Accounting Principles Board (“APB”) Opinion No. 20 and FASB Statement No. 3.” SFAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. APB Opinion No. 20, “Accounting Changes,” previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 became effective for our Company on January 1, 2006. We believe that the adoption of SFAS No. 154 will not have a material impact on our consolidated financial statements.

In December 2005, the FASB released FASB Staff Position (FSP) SFAS 123(R)-3, “Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards,” which provides a practical transition election related to accounting for the tax effects of share-based payment awards to employees. SFAS 123(R) has no application in our Company.

e.  Concentration of credit risk

Historically a substantial portion of the Company’s operations is derived from its contracts with PEMEX-Refining and PEMEX-Exploration. In the years ended December 31, 2003, 2004 and 2005 the revenues generated under these contracts represented 8% and 16%, 8% and 21%, and 13% and 14%, respectively, of the total revenues from continuing operations.

f.  Environmental risks

The Company’s operations are subject to international, United States and Mexican federal and state environmental laws and regulations. Risks associated with non-compliance with these laws and regulations may range from the imposition of considerable fines to temporary or permanent shutdown of operations and criminal prosecution.

The Company believes that all of its facilities and operations are in material compliance with applicable environmental regulations. There are currently no material legal or administrative proceedings pending against us with respect to any environmental matters, and we do not believe that continued compliance with environmental laws will have a material adverse effect on the Company’s financial condition or results of operations.

However, the Company cannot predict the effect, if any, that the adoption of additional or more stringent environmental laws and regulations would have on its results of operations, cash flows or financial condition.

GRUPO TMM, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

g.  Condensed consolidated balance sheets and income statements

Condensed consolidated balance sheets and consolidated income statements reflecting the effects of the principal differences between IFRS and U.S. GAAP, are shown below:

Condensed Consolidated Balance Sheets

	2004	2005

Current assets	$138,249		$470,986
Non-current assets classified as held for sale	2,234,220		—
Long-tem receivables KCS	—		48,763
Concession rights and related assets — Net	4,929		4,441
Property, machinery and equipment — Net	78,931		165,817
Deferred income taxes	27,424		78,845
Goodwill			4,090
Other non-current assets	54,619		33,500

Total assets	$2,538,372		$806,442

Liabilities directly associated with non-current assets
Classified as held for sale	$1,054,556	$
Short-term debt	26,545		35,547
Other short-term liabilities	91,234		72,139

Total short-term liabilities	1,172,335		107,686

Long-tem debt	511,732		547,144
Other long-term liabilities	78,604		24,291

Total long-term liabilities	590,336		571,435

Total liabilities	1,762,671		679,121

Minority interest	778,868		17,449

Capital stock	121,158		121,158
Retained earnings	(124,325)		(11,286)

Total stockholders’ equity (deficit)	(3,167)		109,872

Total liabilities and stockholders’ equity	$2,538,372		$806,442

GRUPO TMM, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidated Statements of Income

	2003	2004	2005

Transportation revenues	$226,897	$251,001	$306,599
Costs and expenses	235,359	246,632	299,708

(Loss) income on transportation	(8,462)	4,369	6,891
Other (expenses) income — net	(51,815)	19,352	202

Operating (loss) income	(60,277)	23,721	7,093
Net financing cost	(63,021)	(95,115)	(84,747)

Loss before income taxes, minority interest and discontinued operations	(123,298)	(71,394)	(77,654)
(Provision) Benefit for income taxes and employee profit-sharing	(28,844)	(40,203)	73,796

Minority interest	(1,588)	(2,635)	(4,455)

Loss before discontinued operations	(153,730)	(114,232)	(8,313)

Income (loss) from discontinued operations — Net	106,660	(1,561)	119,931

Net (loss) income for the year	$(47,070)	$(115,793)	$111,618

(Losses) earnings per share:
From continuing operations	$(2.698)	$(2.005)	$(0.146)

From discontinuing operations	1.872	(0.027)	2.105

Net attributable to equity holders of Grupo TMM	$(0.826)	$(2.032)	$1.959

Weighted average of shares (thousands)	56,963	56,963	56,963

28.	GUARANTOR FINANCIAL INFORMATION:

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

Compañía Arrendadora TMM, S.A. de C.V.
Inmobiliaria TMM, S.A. de C.V.
Lacto Comercial Organizada, S.A. de C.V.
Línea Mexicana TMM, S.A. de C.V.
Transportación Marítima Mexicana, S.A. de C.V. (formerly Naviera del Pacífico, S.A. de C.V.)
Operadora Marítima TMM, S.A. de C.V.
Operadora Portuaria de Tuxpan, S.A. de C.V.
Operadora Portuaria Lázaro Cárdenas, S.A. de C.V.
Personal Marítimo, S.A. de C.V.
Promotora Intermodal de Carga, S.A. de C.V.
NL Cargo, S.A. de C.V.
Servicios Administrativos de Transportación, S.A. de C.V.
Servicios de Logística de México, S.A. de C.V.

GRUPO TMM, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Servicios en Operaciones Logísticas, S.A. de C.V.
Tecomar, S.A. de C.V.
Terminal Marítima de Tuxpan, S.A. de C.V.
TMM Agencias, S.A. de C.V.
TMM Logistics, S.A. de C.V.
Transportadores de Tuxpan, S.A. de C.V.
Marítima Mexicana, S.A. de C.V.
Marmex Offshore, S.A. de C.V.
New Marmex, S.A. de C.V.
Buques Tanque del Golfo, S.A. de C.V.
Buques Tanque del Pacífico, S.A. de C.V.

On the following page there is condensed consolidating information as of December 31,2005 and 2004 and for the three years ended December 31, 2005 for i) the parent company, ii) the guarantor subsidiaries, iii) the combined non-guarantor subsidiaries, iv) eliminations and v) the Company’s consolidated financial statements.

Where applicable the equity method has been used by the parent company and guarantors with respect to its investment in certain subsidiaries for the respective periods presented.

The Company has not presented separate financial statements and other disclosures concerning the guarantor subsidiaries because management has determined that such information is not material to investors.

GRUPO TMM, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

GRUPO TMM, S. A. AND SUBSIDIARIES

CONDENSED CONSOLIDATING INCOME STATEMENT
For the year ended December 31, 2003
(amounts in thousands of U.S. Dollars)

		TMM	Combined	Combined
	Grupo TMM,	Holdings,	Guarantor	Non-guarantor
	S. A.	S. A. de C. V.	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Transportation revenues	$27,642	$—	$143,177	$85,965	$(29,887)	$226,897
Costs and expenses	37,358	37	153,134	71,928	(30,463)	231,994

(Loss) income on transportation	(9,716)	(37)	(9,957)	14,037	576	(5,097)
Other (expense) income — net —	(8,564)	—	(7,076)	(86,102)	43,044	(58,698)

Operating (loss) income	(18,280)	(37)	(17,033)	(72,065)	43,620	(63,795)
Net financing cost	(55,772)	(1)	(8,440)	7,578	—	(56,635)
Provisions for taxes	(13,628)	237	12,168	(4,898)	—	(6,121)
Equity interest	(40,913)	—	(45,721)	—	86,634	—

Net (loss) income from continuing operations	(128,593)	199	(59,026)	(69,385)	130,254	(126,551)

Net income (loss) from discontinued operations	41,931	(17,734)	—	41,931	(24,197)	41,931

Net (loss) income for the year under IFRS	$(86,662)	$(17,535)	$(59,026)	$(27,454)	$106,057	$(84,620)

Attributable to:
Minority interest	—	—	—	(2,042)	—	(2,042)

Equity holders of Grupo TMM	$(86,662)	$(17,535)	$(59,026)	$(29,496)	$106,057	$(86,662)

Reconciliation of differences between IFRS and U.S. GAAP:
Net (loss) income for the year under IFRS attributable to equity holders of Grupo TMM	$(86,662)	$(17,535)	$(59,026)	$(29,496)	$106,057	$(86,662)

U.S. GAAP adjustments:
Deferred taxes	3,276	—	(25,848)	144	—	(22,428)
Investments in subsidiaries	75,773	—	12,692	—	(88,465)	—
Sale and lease-back transactions	3,212	—	—	8	—	3,220
Loss on valuation of put option	—	—	—	(6,779)	—	(6,779)
U.S. GAAP adjustments on discontinued operations	(41,978)	37,583	—	64,956	4,395	64,956
Effect of U.S. GAAP adjustment on minority interest	—	—	—	225	—	225
Others	(691)	—	645	444	—	398

Total U.S. GAAP adjustments	39,592	37,583	(12,511)	58,998	(84,070)	39,592

Net (loss) income for the year under U.S. GAAP attributable to equity holders of Grupo TMM	$(47,070)	$20,048	$(71,537)	$29,502	$21,987	$(47,070)

GRUPO TMM, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

GRUPO TMM, S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the year ended December 31, 2003
(amounts in thousands of U.S. Dollars)

		TMM	Combined	Combined
	Grupo TMM,	Holdings,	Guarantor	Non-guarantor
	S.A.	S.A. de C.V.	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Cash flows from operating activities:
Net (loss) income under continuing operations	$(128,593)	$199	$(59,026)	$(69,385)	$130,254	$(126,551)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities	59,452	(237)	67,956	11,764	(86,634)	52,301
Net change in working capital	140,869	38	(106,649)	25,030	(23,730)	35,558

Net cash provided by (used in) operating activities	71,728	—	(97,719)	(32,591)	19,890	(38,692)

Cash flows from investing activities:
Sale of property, machinery and equipment	30	—	128,849	7,382	—	136,261
Acquisition of property, machinery and equipment	(2,802)	—	(1,797)	(4,837)	—	(9,436)

Net cash (used in) provided by investing activities	(2,772)	—	127,052	2,545	—	126,825
Cash flows from financing activities:
Payments from convertible notes	(13,295)	—	—	—	—	(13,295)
Short-term bank payments — net —	(798)	—	(989)	—	—	(1,787)
(Payments) proceeds from commercial paper — net —	(45,950)	—	—	30,000	—	(15,950)
Cash paid from sale of accounts receivable — Net —	(2,605)	—	(7,815)	—	—	(10,420)
Dividends paid to minority stockholders	—	—	—	(8,000)	—	(8,000)
Payments under capital lease obligations	—	—	(83)	(750)	—	(833)

Net cash (used in) provided by financing activities	(62,648)	—	(8,887)	21,250	—	(50,285)

Net increase (decrease) in cash and cash equivalents	6,308	—	20,446	(8,796)	19,890	37,848
Cash and cash equivalents at beginning of the year	3,963	—	16,586	26,657	(19,890)	27,316

Cash and cash equivalents at end of the year	$10,271	$—	$37,032	$17,861	$—	$65,164

GRUPO TMM, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

GRUPO TMM, S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATING BALANCE SHEET
As of December 31, 2004
(amounts in thousands of U.S. Dollars)

		TMM	Combined	Combined
	Grupo TMM,	Holdings,	Guarantor	Non-guarantor
	S.A.	S.A. de C.V.	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Total current assets	$48,785	$12	$151,050	$69,579	$(131,244)	$138,182
Non-current assets held for sale	17,364	—	—	2,063,165	—	2,080,529
Concessions rights and related assets — net —	—	—	—	4,929	—	4,929
Property, machinery, and equipment — net —	5,550	—	51,885	22,901	—	80,336
Deferred cost and other assets	9,549	—	7,555	9,293	(17,368)	9,029
Deferred income tax	—	—	35,191	(11,290)	—	23,901
Equity investments	483,679	277,799	659,130	20,708	(1,426,185)	15,131

Total assets	$564,927	$277,811	$904,811	$2,179,285	$(1,574,797)	$2,352,037

Total short-term liabilities	$113,348	$99	$51,075	$1,148,057	$(140,244)	$1,172,335
Total long-term liabilities	500,938	—	42,065	32	—	543,035

Total liabilities	614,286	99	93,140	1,148,089	(140,244)	1,715,370

Capital stock	121,158	415,952	294,131	364,179	(1,074,262)	121,158
Accumulated (deficit) retained earnings	(170,517)	(138,240)	517,540	(19,009)	(360,291)	(170,517)

	(49,359)	277,712	811,671	345,170	(1,434,553)	(49,359)

Minority interest	—	—	—	686,026	—	686,026

Total stockholders’ equity	(49,359)	277,712	811,671	1,031,196	(1,434,553)	636,667

Total liabilities and stockholders’ equity	$564,927	$277,811	$904,811	$2,179,285	$(1,574,797)	$2,352,037

Reconciliation of differences between IFRS and U.S. GAAP:
Total stockholders’ equity attributable to equity holders of Grupo TMM under IFRS	$(49,359)	$277,712	$811,671	$345,170	$(1,434,553)	$(49,359)
U.S. GAAP adjustments:
Deferred taxes	4,846	—	(608)	(712)	—	3,526
Equity investments	57,306	60,557	60,124	—	(177,987)	—
Sale and lease-back transactions	(1,339)	—	—	—	—	(1,339)
Debt restructuring fees and expenses	(14,829)	—	—	—	—	(14,829)
U.S. GAAP adjustments on discontinued operations				60,555		60,555
Effect of U.S. GAAP adjustments on minority interest				287		287
Others	208	—	(2,216)			(2,008)

Total U.S. GAAP adjustments	46,192	60,557	57,300	60,130	(177,987)	46,192

Total stockholders’ equity attributable to equity holders of Grupo TMM under U.S. GAAP	$(3,167)	$338,269	$868,971	$405,300	$(1,612,540)	$(3,167)

GRUPO TMM, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

GRUPO TMM, S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATING INCOME STATEMENT
For the year ended December 31, 2004
(amounts in thousands of U.S. Dollars)

		TMM	Combined	Combined
	Grupo TMM,	Holdings,	Guarantor	Non-guarantor
	S.A.	S.A. de C.V.	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Transportation revenues	$69,073	$—	$155,773	$101,716	$(75,561)	$251,001
Costs and expenses	21,407	43	154,962	147,074	(75,905)	247,581

Income (loss) on transportation	47,666	(43)	811	(45,358)	344	3,420
Other (expense) income — net —	(3,452)	—	18,669	233	782	16,232

Operating income (loss)	44,214	(43)	19,480	(45,125)	1,126	19,652
Net financing cost	(70,191)	—	(9,686)	(5,434)	—	(85,311)
Provisions for taxes	(27,882)	(16)	(12,753)	(3,052)	—	(43,703)
Equity interest	(48,688)	—	(39,322)	2,474	85,536	—

Net (loss) income from continuing operations	(102,547)	(59)	(42,281)	(51,137)	86,662	(109,362)

Net (loss) income from discontinued operations	—	(55,274)	—	9,470	55,274	9,470

Net (loss) income for the year under IFRS	$(102,547)	$(55,333)	$(42,281)	$(41,667)	$141,936	$(99,892)
Attributable to:
Minority interest	—	—	—	2,655	—	2,655
Equity holders of Grupo TMM	$(102,547)	$(55,333)	$(42,281)	$(44,322)	$141,936	$(102,547)

Reconciliation of differences between IFRS and U.S. GAAP:
Net (loss) income for the year under IFRS attributable to equity holders of Grupo TMM	$(102,547)	$(55,333)	$(42,281)	$(44,322)	$141,936	$(102,547)

U.S. GAAP adjustments:
Deferred taxes	5,357	—	(726)	(1,131)	—	3,500
Equity investments	(4,798)	(4,214)	(4,851)	—	13,863	—
Sale and lease-back transactions	3,220	—	—	—	—	3,220
Debt restructuring fees and expenses	(14,829)	—	—	—	—	(14,829)
Gain on valuation of put option	—	—	—	6,779	—	6,779
U.S. GAAP adjustments on discontinued operations	—	—	—	(11,031)	—	(11,031)
Effect of U.S. GAAP adjustments on minority interest	—	—	—	20	—	20
Others	(2,196)	—	783	508	—	(905)

Total U.S. GAAP adjustments	(13,246)	(4,214)	(4,794)	(4,855)	13,863	(13,246)

Net income (loss) for the year under U.S. GAAP attributable to equity holders of Grupo TMM	$(115,793)	$(59,547)	$(47,075)	$(49,177)	$155,799	$(115,793)

GRUPO TMM, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

GRUPO TMM, S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the year ended December 31, 2004
(amounts in thousands of U.S. Dollars)

		TMM	Combined	Combined
	Grupo TMM,	Holdings,	Guarantor	Non-guarantor
	S.A.	S.A. de C.V.	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Cash flows from operating activities:
Net (loss) income under continuing operations	$(102,547)	$(59)	$(42,281)	$(51,137)	$86,662	$(109,362)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities	81,432	16	56,187	4,522	(85,137)	57,020
Net change in working capital	44,540	43	(32,181)	61,623	(23,496)	50,529

Net cash provide by (used in) operating activities	23,425	—	(18,275)	15,008	(21,971)	(1,813)

Cash flows from investing activities:
Sale of property, machinery and equipment	22	—	736	616	—	1,374
Acquisition of property, machinery and equipment.	(3,610)	—	(9,078)	(2,590)	—	(15,278)

Net cash used in investing activities	(3,588)	—	(8,342)	(1,974)	—	(13,904)
Cash flow from financing activities:
Short-term bank payments — Net —	(450)	—	—	—	—	(450)
Payments under capital lease obligations	—	—	(94)	—	—	(94)
Payments under long-term debt	—	—	(1,236)	—	—	(1,236)
Cash paid from sale of accounts receivable — Net —	(332)	—	(996)	—	—	(1,328)

Net cash used in financing activities	(782)	—	(2,326)	—	—	(3,108)

Net increase (decrease) in cash and cash equivalents	19,055	—	(28,943)	13,034	(21,971)	(18,825)
Cash and cash equivalents at beginning of the year	10,271	—	37,032	17,861	—	65,164

Cash and cash equivalents at end of the year	$29,326	$—	$8,089	$30,895	$(21,971)	$46,339

GRUPO TMM, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

GRUPO TMM, S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATING BALANCE SHEET
As of December 31, 2005
(amount in thousands of U.S. Dollars)

		TMM	Combined	Combined
	Grupo TMM,	Holdings,	Guarantor	Non-guarantor
	S. A.	S.A. de C.V. (*)	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Total current assets	$478,448	$—	$102,303	$19,294	$(129,059)	$470,986
Non-current assets held for sale	48,763	—	—	—	—	48,763
Concession rights and related assets — Net —	—	—	—	4,441	—	4,441
Property, machinery and equipment — Net —	6,169	—	152,184	7,471	(7)	165,817
Deferred cost and other assets	9,726	—	117,415	9,404	(124,368)	12,177
Deferred income tax	31,370	—	54,911	(2,725)	—	83,556
Equity investments	118,634	—	48,866	1,163	(161,277)	7,386

Total assets	$693,110	$—	$475,679	$39,048	$(414,711)	$793,126

Total short-term liabilities	$67,840	—	$160,167	$5,248	$(126,109)	$107,146
Total long-term liabilities	505,993	—	43,233	8	—	549,234

Total liabilities	$573,833	$—	$203,400	$5,256	$(126,109)	$656,380

Capital stock	$121,158	—	$332,773	$7,687	(340,460)	121,158
Accumulated (deficit) retained earnings	(1,881)	—	(60,765)	8,907	51,858	(1,881)

	$119,277	$—	$272,008	$16,594	$(288,602)	$119,277

Minority interest	—	—	271	17,198	—	17,469

Total stockholders’ equity	119,277	—	272,279	33,792	(288,602)	136,746

Total liabilities and stockholders’ equity	$693,110	$—	$475,679	$39,048	$(414,711)	$793,126

Reconciliation of differences between IFRS and U.S. GAAP:
Total stockholders’ equity attributable to equity holders of Grupo TMM under IFRS	$119,277	$—	$272,008	$16,594	$(288,602)	$119,277
U.S. GAAP adjustments:
Deferred taxes	(2,764)	—	(1,897)	(50)	—	(4,711)
Equity investments	1,650	—	—	—	(1,650)	—
Debt restructuring fees and expenses	(8,444)	—	—	—	—	(8,444)
Goodwill				4090		4,090
Effect of U.S. GAAP adjustments on minority interest	—	—	—	21	—	21
Others	153	—	(507)	(7)	—	(361)

Total U.S. GAAP adjustments	$(9,405)	$—	$(2,404)	4,054	$(1,650)	$(9,405)

Total stockholders’ equity attributable to equity holders of Grupo TMM under U.S. GAAP	$109,872	$—	$269,604	$20,648	$(290,252)	$109,872

*	The company was merged (see note 1)

GRUPO TMM, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

GRUPO TMM, S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATING INCOME STATEMENT
For the year ended December 31, 2005
(amounts in thousands of U.S. Dollars)

		TMM
		Holdings,	Combined	Combined
	Grupo TMM,	S.A. de C.V.	Guarantor	Non-guarantor
	S.A.	(*)	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Transportation revenues	$28,312	$—	$275,444	$38,760	$(35,917)	$306,599
Costs and expenses	22,971	1	277,888	32,929	(32,305)	301,484

Income (loss) on transportation	5,341	(1)	(2,444)	5,831	(3,612)	5,115
Net gain on the sale of the port business	—	—	—	—	—	—
Other income (expense) — Net —	519,990	(923)	(225,213)	(2,634)	(292,242)	(1,022)

Operating income (loss)	$525,331	$(924)	$(227,657)	$3,197	$(295,854)	$4,093
Net financing cost	(131,056)	—	40,729	742	(3)	(89,588)
Provisions for taxes	9,090	(6)	51,897	643	—	61,624
Equity interest	(208,909)	—	(91,500)	—	300,409	—

Net income (loss) under continuing operations	194,456	(930)	(226,531)	4,582	4,552	(23,871)

Net (loss) income from discontinued operations	$(23,152)	$930	$229,286	$(6,337)	$(1,364)	$199,363

Net income (loss) for the year under IFRS	$171,304	$—	$2,755	$(1,755)	$3,188	$175,492

Attributable to:
Minority interest	—	—	(16)	4,204		4,188

Equity holders of Grupo TMM	$171,304	$—	$2,771	$(5,959)	$3,188	$171,304

Reconciliation of differences between IFRS and U.S. GAAP:
Net income (loss) for the year under IFRS attributable to equity holders of Grupo TMM	$171,304	$—	$2,771	$(5,959)	$3,188	$171,304

U.S. GAAP adjustments:
Deferred taxes	12,133	—	(18,944)	18,983	—	12,172
Equity investments	(98,145)	—	—	—	98,145	—
Sale and lease-back transactions	1,339	—	—	—	—	1,339
Debt restructuring fees and expenses	6,385	—	—	—	—	6,385
U.S. GAAP adjustments on discontinued operations	18,876	—	—	(98,308)	—	(79,432)
Effect of U.S. GAAP adjustments on minority interest	—	—	—	(267)	—	(267)
Others	(274)	—	(1,025)	1,416		117

Total U.S. GAAP adjustments	(59,686)	—	(19,969)	(78,176)	98,145	(59,686)

Net income (loss) for the year under U.S. GAAP attributable to equity holders of Grupo TMM	$111,618	$—	$(17,198)	$(84,135)	$101,333	$111,618

*	The company was merged (see note 1)

GRUPO TMM, S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

GRUPO TMM, S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the year ended December 31, 2005
(amounts in thousands of U.S. Dollars)

		TMM
		Holdings,	Combined	Combined
	Grupo TMM,	S.A. de C.V.	Guarantor	Non-guarantor
	S.A.	(*)	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Cash flows from operating activities:
Net income (loss) under continuing operations	$194,456	$(930)	$(226,531)	$4,582	$4,552	$(23,871)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities	212,919	6	49,330	(350,699)	(300,366)	(388,810)
Net change in working capital	(895,246)	924	311,376	321,964	317,784	56,802

Net cash (used in) provided by operating activities	$(487,871)	$—	$134,175	$(24,153)	$21,970	$(355,879)

Cash flows from investing activities:
Sale of property, machinery and equipment	1,112		2,302	446		3,860
Acquisition of property, machinery and equipment	567,899		(99,741)	3,698		471,856
Others investing activities — Net	(38,459)		387			(38,072)

Net cash provided by (used in) investing activities	$530,552	$—	$(97,052)	$4,144	$—	$437,644
Cash flows from financing activities:
Short-term bank payments — Net —	(600)					(600)
Payments under capital lease obligations			(151)			(151)
Payments under long-term debt	(51,786)	—	52,326	—	—	540
Cash paid from sale of accounts receivable — Net —	(18,743)	—	(56,229)	—	—	(74,972)

Net cash used in financing activities	$(71,129)	$—	$(4,054)	$—	$—	$(75,183)

Net (decrease) increase in cash and cash equivalents	(28,448)		33,069	(20,009)	21,970	6,582
Cash and cash equivalents at beginning of the year	29,326		8,088	30,895	(21,970)	46,339

Cash and cash equivalents at end of the year	$878	$—	$41,157	$10,886	$—	$52,921

*	The company was merged (see note 1)

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, we certify that we meet all of the requirements for filing this annual report on Form 20-F and have duly caused this annual report to be signed on our behalf by the undersigned, thereunto duly authorized.

GRUPO TMM, S.A.

By:	/s/ Juan Fernandez Galeazzi
Juan Fernandez Galeazzi
Chief Financial Officer

Date: June 30, 2006