Form 20-F
period 2006-12-31
GRUPO TMM SAB
filed 2007-07-16
CIK 1163560

SECURITIES AND EXCHANGE COMMISSION
Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 333-14194
GRUPO TMM, S.A.B.
(Exact name of Registrant as specified in its charter)
TMM GROUP
(Translation of Registrant’s name into English)
United Mexican States
(Jurisdiction of incorporation or organization)
Avenida de la Cuspide, No. 4755
Colonia Parques del Pedregal,
14010 Mexico City, D.F., Mexico
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

American Depositary Shares, each representing	New York Stock Exchange
one Ordinary Participation Certificate
(Certificado de Participación Ordinaria)
(“CPO”)

CPOs, each representing one nominative common share, without par value (“Share”)	New York Stock Exchange (for listing purposes only)

Shares	New York Stock Exchange (for listing purposes only)

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
56,963,137 Shares
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes           No ☑
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes           No ☑
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
Large accelerated filer ☐           Accelerated filer ☑           Non-accelerated filer ☐
     Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☑
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes No ☑

i

Page
ITEM 18. FINANCIAL STATEMENTS	94
ITEM 19. EXHIBITS	95
Amended and Restated Bylaws
Computation of Earnings Per Share
Computation of Ratio of Earnings to Fixed Charges
List of Subsidiaries
Certification
Certification
Certification
Certification
EX-1.2: AMENDED AND RESTATED BYLAWS
EX-6.1: COMPUTATION OF EARNINGS PER SHARE
EX-7.1: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
EX-8.1: LIST OF SUBSIDIARIES
EX-12.1: CERTIFICATION
EX-12.2: CERTIFICATION
EX-13.1: CERTIFICATION
EX-13.2: CERTIFICATION

ii

Grupo TMM, S.A.B. and Subsidiaries
Introduction
     In this Annual Report, references to “$,” “US$,” “Dollars” or “dollars” are to United States Dollars and references to “Ps.,” “Pesos” or “pesos” are to Mexican Pesos. This Annual Report contains translations of certain Peso amounts into Dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Peso amounts actually represent such Dollar amounts or could be converted into Dollars at the rates indicated or at any other rate. In this Annual Report on Form 20-F except as otherwise provided, references to “we,” “us,” “our” and “Company,” mean Grupo TMM, S.A.B. and its consolidated subsidiaries, and “Grupo TMM” means “Grupo TMM, S.A.B.”
     As a result of the promulgation of the new securities law in México in June 2006, public companies were transformed by operation of law into Sociedades Anónimas Bursátiles (Public Issuing Corporation). Accordingly, in December 20, 2006, the Company added the denomination of “Bursátil” to its registered name to comply with the requirements under Mexico’s new securities law, or Ley del Mercado de Valores, resulting in Grupo TMM, Sociedad Anónima Bursátil, or Grupo TMM, S.A.B.
Presentation of Financial Information
     Our financial statements are published in dollars and prepared in conformity with accounting principles established by International Financial Reporting Standards (“IFRS”), which differ in certain significant respects from U.S. generally accepted accounting principles, which we refer to as “U.S. GAAP.” We maintain our financial books and records in dollars. However, we keep our tax books and records in Pesos. See Note 26 to our Financial Statements for a description of the principal differences between IFRS and U.S. GAAP applicable to us and the reconciliation to U.S. GAAP of our shareholders’ equity and net income as of December 31, 2005 and 2006 and for each of the three years ended December 31, 2006. Sums presented in this Annual Report may not add precisely due to rounding.
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
     Readers are urged to read this entire Annual Report, including but not limited to the section entitled “Risk Factors,” and carefully consider the risks, uncertainties and other factors that affect our business. The information contained in this Annual Report is subject to change without notice. Readers should review future reports filed by us with the U.S. Securities and Exchange Commission. We undertake no obligation to publicly update or revise any forward-looking statements included in this Annual Report, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulation.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
     Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
ITEM 3. KEY INFORMATION
Selected Financial Data
     The following table sets forth our selected financial data. The financial information presented for the fiscal years ended December 31, 2002, 2003, 2004, 2005 and 2006 was derived from our audited consolidated Financial Statements, of which the financial statements for each of the years ended December 31, 2004, 2005, and 2006 are contained elsewhere herein. The Financial Statements have been prepared in accordance with IFRS, which differ in certain significant respects from U.S. GAAP. See Note 26 to our Financial Statements for the years ended December 31, 2004, 2005 and 2006 for a description of the principal differences between IFRS and U.S. GAAP applicable to us, which also includes: (i) a reconciliation to U.S. GAAP of majority net income and majority shareholders’ equity and (ii) condensed consolidated balance sheets and income statements under U.S. GAAP and additional U.S. GAAP disclosures.
     On May 13, 2003, we sold our 51% interest in TMM Puertos y Terminales, S. A. de C. V. (“TMMPyT”), included in our Ports and Terminals segment (which included our ports operations at Cozumel, Manzanillo, Veracruz and Progreso), for approximately $114 million in cash, subject to certain post-closing adjustments.
     On April 1, 2005, we finalized the sale of our interest in Grupo TFM to KCS, which comprised the remaining portion of our railroad operations segment. As consideration for the sale of our interest in Grupo TFM to KCS, Grupo TMM received $200 million in cash, $47 million, subject to certain adjustments specified below, in a 5% promissory note that was originally expected to be paid to Grupo TMM in June 2007 and 18,000,000 shares of KCS common stock valued, as of April 1, 2005, at approximately $347 million.
     On September 13, 2005, Grupo TMM, KCS, Grupo TFM and TFM reached a settlement agreement with the Mexican Government in connection with the Grupo TFM’s VAT lawsuit and the Mexican Government’s Put Option (the “Put”). In accordance with the proposal jointly prepared and proposed by the Company and KCS in early 2005, Grupo TFM acquired the 20 percent of shares issued by TFM subject to the Put held by the Mexican Government on a basis that effectively offsets the VAT claim and Put obligation, ending all litigation on these issues.
     On December 9, 2005, the Company sold 18 million common shares of KCS to Morgan Stanley & Co. for aggregate gross proceeds of $400.5 million, which the Company used on January 17, 2006 to prepay an aggregate principal amount of $331 million and interest of $16 million of our 2007 Notes.
     On March 13, 2006, in accordance with the AAA, KCS paid to the Company, $110 million in a combination of 1,494,469 shares of KCS (the “VAT Earnout Shares”), a promissory note in the original principal amount of $40 million, and an additional $35 million in cash was paid by KCS to the Company (the “VAT Contingency Payment”). See Item 4. “Information on the Company — Recent Developments — Disposition of Grupo TMM’s interest in Grupo TFM to KCS” below.
     On December 7, 2006, the Company sold the VAT Earnout Shares for approximately $37.3 million.
     Under both IFRS and U.S. GAAP, the portions of our Ports and Terminals Operations and the Railroad operations that have been sold are presented as discontinued operations. See Note 2 and Note 26(xii) to our Financial Statements.

     The following data should be read in conjunction with, and is qualified in its entirety by reference to, Item 5. “Operating and Financial Review and Prospects” and to our Financial Statements and the related Notes thereto included elsewhere herein.
GRUPO TMM, S.A.B. AND SUBSIDIARIES
SELECTED CONSOLIDATED FINANCIAL DATA
($ in millions, except per share data)

	Year Ended December 31,
	2006	2005	2004	2003	2002
CONSOLIDATED INCOME STATEMENT DATA (IFRS):
Transportation revenues	$248.1	$306.6	$251.0	$226.9	$236.5
Income (Loss) on transportation (a)	11.1	4.7	3.4	(5.1)	(3.4)
Other (expense) Income -Net (b)	(24.1)	(1.0)	16.3	(58.7)	(3.5)
Operating (Loss) Income ( c)	(12.9)	3.7	19.7	(63.8)	(6.9)
Interest Income	4.6	5.2	1.5	8.7	1.6
Interest Expense — Net (d)	60.4	94.7	86.9	65.3	63.8
Loss before benefit from (provision for) Income Taxes	(68.8)	(85.9)	(65.7)	(120.4)	(69.1)
Benefit from (Provision for) Income Taxes	27.8	62.0	(43.7)	(6.2)	20.9
Net Loss from continuing operations for the Year	(40.9)	(23.8)	(109.4)	(126.6)	(48.1)
Net Income from discontinued operations (e)	111.4	199.3	9.5	41.9	5.0
Net Income (Loss) for the year	70.4	175.5	(99.9)	(84.7)	(43.2)
Attributable to Minority interest	0.5	4.2	2.7	2.0	(0.6)
Attributable to equity holders of the Grupo TMM, S.A.B.	69.9	171.3	(102.5)	(86.7)	(42.6)
Loss per Share from continuing operations (f)	(0.719)	(0.419)	(1.920)	(2.222)	(0.846)
Earnings per Share from discontinued operations (e) (f)	1.955	3.500	0.166	0.736	0.087
Earnings (Loss) per Share from Net Income (Loss) for the year (f)	1.236	3.080	(1.755)	(1.488)	(0.759)
Earnings (Loss) attributable to equity holders of the Grupo TMM, S.A.B. per Share (f)	1.227	3.007	(1.800)	(1.521)	(0.748)
Book value per share (g)	3.207	2.094	(0.867)	0.934	2.456
Weighted Average Shares Outstanding (000s)	56,963	56,963	56,963	56,963	56,963
U.S. GAAP :
Transportation revenues	$248.1	$306.6	$251.0	$226.9	$236.5
Income (Loss) on transportation (a)	7.5	6.5	4.4	(8.5)	1.1
Operating Income (Loss) (c)	(16.5)	6.7	23.7	(60.3)	4.1
Loss before benefit from (provision for) income taxes, minority interest and discontinued operations	(62.7)	(78.1)	(71.4)	(123.3)	(53.3)
Net Loss from continuing operations for the Year	(35.8)	(8.3)	(114.2)	(153.7)	(57.8)
Net Income (Loss) from discontinued operation (e)	111.4	119.9	(1.6)	106.7	68.4
Net Income (Loss) for the year	75.6	111.6	(115.8)	(47.0)	10.6
Loss per share from continuing operations (f)	(0.629)	(0.146)	(2.005)	(2.698)	(1.014)
Earning (loss) per share from discontinued operations (e) (f)	1.955	2.105	(0.027)	1.872	1.201
Earning (Loss) per Share (f)	1.326	1.959	(2.032)	(0.826)	0.187
BALANCE SHEET DATA (at end of period) (IFRS):
Cash and cash equivalents	$21.7	$52.9	$46.3	$65.1	$27.3
Restricted cash	17.0	347.9	6.8	5.9	4.3
Non — Current Assets Classified as Held For Sale (h)	—	—	2,080.5	2,142.2	2,347.7
Total Current Assets	168.7	470.9	2,218.7	2,287.4	2,458.8
Property, machinery and equipment-Net	282.8	165.8	80.3	75.1	90.0
Concessions-Net	4.0	4.4	4.9	5.4	5.9
Total Assets	635.5	793.1	2,352.0	2,466.6	2,679.7
Liabilities directly related with non-current assets classified as held for sale (h)	—	—	1,054.6	1,139.2	1,167.4
Current portion of long term debt (i)	27.6	35.5	26.5	421.1	200.4
Obligations for sale of receivables short term(i)	16.7	—	20.0	15.3	48.8
Long — term debt (i)	141.4	524.8	469.4	1.5	196.5
Obligations for sale of receivables long term(i)	172.6	—	49.8	54.8	32.4
Capital stock	121.2	121.2	121.2	121.2	121.2
Stockholders’ Equity (Deficiency) attributable to equity holders of the Grupo TMM, S.A.B.	182.7	119.3	(49.4)	53.2	139.9
Minority equity interest in subsidiaries	8.7	17.4	686.0	678.2	765.5
Total Stockholders’ Equity	191.4	136.7	636.7	731.4	905.4

	Year Ended December 31,
	2006	2005	2004	2003	2002
U.S. GAAP:
Non — Current Assets Classified as Held For Sale (h)	—	—	$2,234.2	$2,357.6	$2,473.8
Total Assets	$643.3	$806.4	2,538.4	2,679.5	2,800.2
Liabilities directly related with non-current assets classified as held for sale (h)	—	—	1,054.6	1,167.3	1,201.5
Current portion of long term debt	27.6	35.5	26.5	426.2	200.5
Obligations for sale of receivables short term	16.7	—	20.0	15.3	48.8
Long — term debt	141.4	547.1	511.7	1.5	202.3
Obligations for sale of receivables long term	180.2	—	55.0	60.1	39.8
Stockholders’ Equity (Deficiency)	182.8	109.9	(3.2)	112.6	159.7
Minority equity interest in subsidiaries	8.7	17.4	778.9	793.3	818.7
OTHER DATA (IFRS):
Incremental Capital Investments (j)	$184.3	$145.1	$15.3	$9.4	$16.1
Depreciation and Amortization	16.5	12.7	10.3	12.4	19.6

(a)	See “Results of Operations Income on Transportation’’ for further details.

(b)	Includes mainly: (i) in the year ended December 31, 2006: impairment test in long-lived assets, provision for the management fee to SSA Mexico, Inc. (“SSA”), provision for the labor contingencies and credit related to the recognition of the participation in unconsolidated subsidiaries ;(ii) in the year ended December 31, 2005: credits related to recoverable taxes, a gain from the sale of subsidiaries, provision for the management fee to SSA Mexico, Inc. and adjustment to the goodwill recorded; (iii) in the year ended December 31, 2004: credits related to recoverable taxes and loss from the sale of fixed assets; (iv) in the year ended December 31, 2003: credits related to recoverable taxes, restructuring expenses, a loss on the sale of subsidiaries and a loss from the sale of fixed assets; (v) in the year ended December 31, 2002: credits related to recoverable taxes offset with a provision for a management fee payable to Promotora Servia.

(c)	Includes the reclassification of income (expense) — net in accordance with IAS No.1: “Presentation of Financial Statements.”

(d)	Interest expense, net of exchange gains and losses.

(e)	The results of discontinued operations represent the results of our Ports and Terminals operations that were sold in May 2003 and the results of our Railroad operations that were sold in April 2005. See “Item 5. Results of Operations — Discontinued Operations’’ and Note 2 and Note 26 to our Financial Statements.

(f)	Based on the weighted average of outstanding shares during each period, restated to reflect the reverse stock split, which occurred in October 2001, prior to the merger of TMM with and into Grupo TMM. As of December 31, 2003, 2004, 2005 and 2006, the number of Shares outstanding was 56,963,137. See Item 4. “Information on the Company – History and Development of the Company.”

(g)	Book value per share: results from dividing total shareholders’ equity attributable to equity holders of the Grupo TMM, S.A.B. by the outstanding shares at the end of each period.

(h)	See Note 2 to the Financial Statements “Non-current asset available for sale and discontinued operations’” for further details.

(i)	Proceeds received as borrowings are net of transaction costs incurred in accordance with IAS No. 39: “Financial Instruments Recognition and Measurement.’”

(j)	See Item 5. “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures and Divestitures” for further details.

GRUPO TMM S.A.B. AND SUBSIDIARIES
SELECTED CONSOLIDATED OPERATING DATA
($ in millions)

	Year Ended December 31,
	2006	2005	2004	2003	2002
TRANSPORTATION REVENUES (IFRS):
Mexrail operations (a)	$—	$—	$—	$—	$13.3
Ports and terminals operations (b)	8.1	38.8	26.6	21.5	21.5
Maritime operations (c)	146.4	159.6	127.8	116.0	123.2
Logistics operations (d)	93.9	108.4	97.6	89.5	79.1
Intercompany revenues (e)	(0.3)	(0.2)	(1.0)	(0.1)	(0.6)

Total	$248.1	$306.6	$251.0	$226.9	$236.5

INCOME ON TRANSPORTATION (IFRS): (f)(g)
Mexrail operations	$—	$—	$—	$—	$0.1
Ports and terminals operations	1.4	0.9	0.4	0.4	1.6
Maritime operations	31.3	22.2	14.7	8.0	8.7
Logistics operations	(2.4)	(1.0)	4.3	2.5	4.0
Shared corporate costs (f)	(19.2)	(17.4)	(16.0)	(16.0)	(17.8)

Total	$11.1	$4.7	$3.4	$(5.1)	$(3.4)

(a)	The Mexrail operations consisted of The Texas Mexican Railway Company’s operations until March 2002, when Grupo TMM sold its controlling interest in Mexrail.

(b)	Ports and Terminals operations consist of Acapulco, Tuxpan, Shipping Agencies and Colombian companies included until December 2005.

(c)	Maritime operations primarily consist of supply ships, product tankers, parcel tankers and tugboats.

(d)	Our Logistics operations consist of trucking and intermodal transport, container maintenance and repair and intermodal terminal operations.

(e)	Represents intercompany transactions between segments.

(f)	Includes restructuring expenses: In 2005: $0.1 million in Maritime operations, $1.2 million in Logistics operations, $0.3 million in Ports and Terminals operations and $0.4 million in shared corporate costs. In 2004: $0.2 million in Maritime operations and $0.6 million in shared corporate costs. In 2003: $1.3 million in Maritime operations, $0.1 million in Logistics operations and $1.8 million in shared corporate costs. In 2002: $0.1 million in Maritime operations, $0.2 million in Logistics operations and $0.6 million in shared corporate costs.

(g)	Includes allocated administrative costs: In 2006: $1.6 million in Ports and Terminals operations, $5.1 million in Maritime operations, $5.9 million in Logistics operations and $19.3 million in shared corporate costs. In 2005: $4.0 million in Ports and Terminals operations, $4.4 million in Maritime operations, $5.9 million in Logistics operations and $17.4 million in shared corporate costs. In 2004: $3.5 million in Ports and Terminals operations, $4.5 million in Maritime operations, $5.4 million in Logistics operations and $15.9 million in shared corporate costs. In 2003: $3.1 million in Ports and Terminals operations, $9.0 million in Maritime operations, $4.6 million in Logistics operations and $16.3 million in shared corporate costs. In 2002: $2.4 million in Ports and Terminals operations, $10.2 million in Maritime operations, $5.9 million in Logistics operations, $1.1 million in The Tex-Mex Railway and $17.9 million in shared corporate costs.
Average Shares Outstanding
     Income per share is calculated based on the average number of shares outstanding in each relevant year. The average number of common shares outstanding as of December 31, 2002, 2003, 2004, 2005 and 2006 was 56,963,137 under IFRS.

Dividends
     At shareholders’ meetings, shareholders have the ability, at their discretion, to approve dividends from time to time. At the ordinary shareholders’ meeting held on April 24, 1997, the shareholders of our predecessor, Transportación Marítima Mexicana, S.A. de C.V. (“TMM”), declared, but have not yet paid, a dividend equivalent to $0.17 per share, subject to our outstanding debt obligations and availability of funds. At the shareholders’ meeting where such dividend was declared, the shareholders delegated to the Board of Directors the authority to determine when the dividend may be paid. No other dividend has been declared since 1997.
Exchange Rates
     We maintain our financial records in Dollars. However, we keep our tax records in Pesos. We record in our financial records the Dollar equivalent of the actual Peso charges for taxes at the time incurred using the prevailing exchange rate. In 2006, approximately 60% of our net consolidated revenues and 38% of our operating costs and expenses were generated or incurred in Dollars. Most of the remainder of our net consolidated revenues and operating expenses were denominated in Pesos.
     The following table sets forth the high, low, average and period-end noon buying rates for Pesos reported by the Federal Reserve Bank of New York (the “Noon Buying Rate”) expressed as Pesos per U.S. dollar concerning Pesos/ U.S. dollar exchange rates for the periods indicated below.

	Exchange Rates
				End of
Year Ended December 31,	High(1)	Low(1)	Average(2)	Year(3)
2002	10.44	9.00	9.67	10.44
2003	11.40	10.11	10.79	11.24
2004	11.63	10.82	11.29	11.15
2005	11.40	10.41	10.89	10.63
2006	11.48	10.43	10.90	10.81

	Exchange Rates
				End of Month
Monthly,	High(4)	Low(4)	Average(5)	(6)
Year 2007
January	11.09	10.77	10.95	11.04
February	11.17	10.92	11.00	11.17
March	11.19	11.02	11.11	11.03
April	11.03	10.93	10.98	10.93
May	10.93	10.74	10.82	10.74
June	10.97	10.71	10.83	10.79
July (7)	10.79	10.75	10.77	10.75

(1)	The highest and lowest of the Noon Buying Rates for the Peso per U.S. dollar reported by Banco de Mexico on the last business day of each month during the relevant year.

(2)	The average of the Noon Buying Rates on the last day of each month during the relevant year.

(3)	The Noon Buying Rates on the last day of each relevant year.

(4)	The highest and lowest of the Noon Buying Rates of each day in the relevant month.

(5)	The average of the Noon Buying Rates of each day in the relevant month.

(6)	The Noon Buying Rates on the last day of each relevant month.

(7)	Through July 9, 2007.
     On July 9, 2007, the Noon Buying Rate was Ps. 10.7531 = $1.00 (equivalent to Ps. 1.00 = $0.093).

Risk Factors
Risks Relating to our Indebtedness
Our substantial indebtedness could adversely affect our financial condition and impair our ability to operate our business, and pay interest of and principal on our indebtedness.
     At December 31, 2006, Grupo TMM’s total debt (excluding the securitization facility) amounted to $169.0 million, which includes $27.6 million of short-term debt, including $1.8 million of interest, and also $141.4 million of long-term debt. At March 31, 2007, we had $167.7 million total indebtedness (excluding the securitization facility), which includes $32.4 million of short-term debt, including $1.7 million of interest, and also $135.3 million of long-term debt.
     In addition, at December 31, 2006, Grupo TMM’s balance due under its securitization facility with Deutsche Bank AG (the “Securitization Facility”) was $189.3 million, not including previously paid discounts and transaction costs of $7.6 million, but including $16.7 million of short-term debt, which includes $1.8 million of interest, and $180.2 million of long-term. At March 31, 2007, we had $186.0 million not including previously paid discounts and transaction costs of $7.2 million. This included $17.1 million of short-term debt, $1.7 million of interest, and $176.1 million of long-term debt.
     We are a highly leveraged company and our level of indebtedness could have important consequences, including the following:
•	limiting cash flow available for capital expenditures, acquisitions, working capital and other general corporate purposes because a substantial portion of our cash flow from operations must be dedicated to servicing debt;
•	increasing our vulnerability to a downturn in economic or industry conditions;
•	exposing us to risks inherent in interest rate fluctuations because future borrowings may be at interest rates that are higher than current rates, which could result in higher interest expenses;
•	limiting our flexibility in planning for, or reacting to, competitive and other changes in our business;
•	placing us at a competitive disadvantage compared to our competitors that have less debt and greater operating and financing flexibility than we do;
•	limiting our ability to engage in activities that may be in our long term best interest as a result of restrictive covenants contained in our loan facilities and in our Securitization Facility in the original amount of $200 million; and
•	limiting our ability to borrow additional money to fund our working capital and capital expenditures or to refinance our existing indebtedness, or to enable us to fund the acquisitions contemplated in our business plan.
     Our ability to service our indebtedness will depend upon future operating performance, including the ability to increase revenues significantly and control expenses. Future operating performance depends upon various factors, including prevailing economic, financial, competitive, legislative, regulatory, business and other factors that are beyond our control.
     If we cannot generate sufficient cash flow from operations to service our indebtedness we may default under our various debt financing facilities. If we default under any such facility, the relevant lender or lenders could then take action to foreclose against any collateral securing the payment of such facility. The proceeds from the $40.0 million VAT Escrow Note (See Item 3. Selected Financial Data) have been pledged to secure the repayment of our Securitization Facility, and substantially all of our shipping assets have been pledged to secure our obligations under our various vessel financing facilities.
Grupo TMM is primarily a holding company and depends upon funds received from its operating subsidiaries to make payments on its indebtedness.
     Grupo TMM is primarily a holding company and conducts the majority of its operations, and holds a substantial portion of its operating assets, through numerous direct and indirect subsidiaries. As a result, Grupo TMM relies on income from dividends and fees related to administrative services provided to its operating subsidiaries for its operating income, including the funds necessary to service its indebtedness. In addition, we have pledged the stock of certain of our subsidiaries and the proceeds from the $40.0 million VAT Escrow Note to secure the repayment of our Securitization Facility.
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
Restrictive covenants in our financing agreements, including the Securitization Facility and our ship financings, may restrict our ability to pursue our business strategies.
     Our Securitization Facility and agreements for our ship financings contain a number of restrictive covenants and any additional financing arrangements we enter into may contain additional restrictive covenants. These covenants restrict or prohibit many actions, including our ability, or that of our subsidiaries, to, among others:
•	incur additional indebtedness;
•	create or suffer to exist liens;
•	make prepayments of particular indebtedness;
•	make certain restricted payments, including the payment of dividends;
•	make certain investments;
•	engage in certain transactions with shareholders and affiliates;
•	use assets as security in other transactions;
•	issue guarantees;
•	sell assets; and
•	engage in certain mergers and consolidations or in sale-leaseback transactions.
     If we fail to comply with these and other restrictive covenants, our obligation to repay our indebtedness may be accelerated. If we cannot pay the amounts due on the Securitzation Facility, or under one or more of our vessel financing facilities, the relevant lender or lenders could then take action to foreclose against any collateral securing the payment of such facility or facilities. Most of our shipping assets have been pledged to secure our obligations under our various vessel financing facilities.
     As of December 31, 2006, we did not meet certain financial ratios contained in our vessel financings, resulting in an event of default under these facilities. Although all of the relevant lenders waived such default through September 30, 2007, there is no guaranty we will be able to cure such defaults prior to the expiration of the relevant waivers.
We have to service our dollar denominated debt with revenues generated in Mexican pesos or other currencies, as we do not generate sufficient revenue in dollars from our operations to service all of our dollar denominated debt. This could adversely affect our ability to service our debt in the event of a devaluation or depreciation in the value of the Mexican peso.
     As of March 31, 2007, approximately 99.3% of our debt was denominated in Dollars. This debt, however, must be serviced by funds generated by our subsidiaries. As of the date of this Annual Report, we do not generate sufficient revenue in Dollars from our operations to service all of our Dollar denominated debt. Consequently, we have to use revenues generated in Mexican Pesos to service our Dollar denominated debt. A devaluation or depreciation in the value of the Mexican Peso, compared to the Dollar, could adversely affect our ability to service our debt. During 2006, the Mexican Peso depreciated approximately 1.7% against the Dollar.
     Fluctuations in the Mexican Peso / Dollar exchange rate could lead to shifts in the types and volumes of Mexican imports and exports, negatively impacting results on some of our businesses. Although a decrease in the level of exports may be offset by a subsequent increase in imports, any offsetting increase might not occur on a timely basis, if at all. Future developments in U.S.-Mexican trade beyond our control may result in a reduction of freight volumes or in an unfavorable shift in the mix of products and commodities, we carry.
Risks Relating to our Business
Uncertainties relating to our financial condition in our recent past and other factors raised substantial doubt about our ability to continue as a going concern and could have resulted in our dissolution under Mexican Corporate Law.
     In our audited report for the year ended December 31, 2004, our independent auditors expressed substantial doubt about our ability to continue as a “going concern.” The report observes that in 2004 (i) the Company incurred a net loss of $102,547 and (ii) the Company had an accumulated deficit of $170,517. Under Mexican law, when a company has accumulated losses in excess of two-thirds of its capital stock, any third party with legal interest may request the corresponding judicial authorities to declare the dissolution of the company. This situation no longer existed in 2005 when the Company obtained enough net income to absorb all accumulated losses. However, in our audited report for the period ended December 31, 2006, our independent auditors indicated that a substantial doubt exists as to our continuation as a going concern because we have sustained substantial losses from continuing operations during the past five years.
     Although Grupo TMM reduced its debt and financial expense in a material way in 2005 and 2006, and improved its income on transportation, it experienced a net operating loss in 2006. Our ability to continue as a going concern is subject to our ability to generate sufficient profits and/or obtain necessary funding from outside sources.
We have had a history of net losses. If we are unable to maintain profitability and generate positive cash flow, we may not be able to continue operations.
     For the years ended December 31, 2006 and 2005, our net income was $70.4 million and $175.5 million, respectively, and resulting mostly from our sale of Grupo TFM to KCS (See “Disposition of Grupo TMM’s Interest in Grupo TFM to KCS”). If we had not sold Grupo TFM to KCS, we may have experienced losses in 2005 and 2006. In addition, during the years ended December 31, 2004 and 2003, we incurred a net loss of $102.5 and $86.7 million, respectively. If we are unable to maintain profitability and generate positive cash flow, we may not be able to continue our operations.
If our time charter arrangements are terminated or expire, our business could be adversely affected.
     As of December 31, 2006, we had two product tanker vessels on bareboat charter and two vessels on time-charter to PEMEX Refinación (“PER”), and seventeen offshore supply vessels on time charter to Pemex Exploración y Producción (“PEP”). PER and PEP are subsidiaries of Petroleos Mexicanos, the national oil company of Mexico (“PEMEX”). In addition, in 2006 we entered into seven offshore supply vessel chartering agreements with private operators with time periods ranging from one to two years. In the event that our time-charter arrangements are terminated or expire without being renewed, we will be required to seek new bareboat or time-charter arrangements for these vessels. We cannot be sure that bareboat or time-charters will be available for the vessels following termination or expiration, or that bareboat or time-charter rates in effect at the time of such termination or expiration will be comparable to those in effect under the existing time-charters or in the present market. In the event that bareboat or time-charters are not available on terms acceptable to us, we may employ those vessels in the spot market. Because charter rates in the spot market are subject to greater fluctuation than longer dated bareboat or time-charter rates, any failure to maintain existing, or enter into comparable, charter arrangements could adversely affect our operating results.

Our results from operations are dependent on fuel expenses.
     Our operations consume significant amounts of energy and fuel, the cost of which has significantly increased worldwide in recent years. We currently meet, and expect to continue to meet, our fuel requirements almost exclusively through purchases at market prices from PEMEX, a government-owned entity exclusively responsible for the distribution and sale of diesel fuel, maritime diesel oil and bunker fuel in Mexico. If we are unable to acquire diesel fuel from PEMEX on acceptable terms, our operations could be adversely affected. In addition, instability caused by imbalances in the worldwide supply and demand of oil may result in continuing increases in fuel prices and availability. Our fuel expense represents a significant portion of our operating expenses, and there may be increases in the price of fuel that cannot be hedged or transferred to the final user of our transportation services. We cannot assure you that our operations would not be materially adversely affected in the future if prevailing conditions remain for a long period of time or if energy and fuel costs continue to increase.
Downturns in the U.S. economy or in trade between the United States and Mexico would likely have adverse effects on our business and results of operations.
     The level and timing of our business activity is heavily dependent upon the level of U.S.-Mexican trade and the effects of NAFTA on such trade. Downturns in the U.S. or Mexican economy or in trade between the United States and Mexico would likely have adverse effects on our business and results of operations. Our business of logistics and transportation of products traded between Mexico and the United States depends on the U.S. and Mexican markets for these products, the relative position of Mexico and the United States in these markets at any given time and tariffs or other barriers to trade. Our revenues were affected by the downturn in the U.S. economy in 2003. However, the U.S. economy started to reflect a recovery in the third quarter of 2003, and showed signs of continued improvement in 2004. In 2005 and 2006, both U.S and Mexican economies maintained their improvements achieved during 2004, growing at moderate rates. Any future downturn in the U.S. economy could have a material adverse effect on our results of operations and our ability to meet our debt service obligations as described above.
We may be unable to successfully expand our business.
     Future growth of our businesses will depend on a number of factors, including:
•	the continued identification, evaluation and participation in niche markets;
•	the identification of joint venture opportunities or acquisition candidates;
•	our ability to enter into acquisitions on favorable terms;
•	our ability to finance any expansion of our business;
•	our ability to hire and train qualified personnel, and to maintain our existing managerial base;
•	the successful integration of any acquired businesses with our existing operations; and
•	our ability to manage expansion effectively and to obtain required financing.
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
Significant competition could adversely affect our future financial performance.
     Certain of our business segments face significant competition, which could have a material adverse effect on our results of operations. Our international parcel transportation services, our coastwise product tanker business, and our offshore vessel services rendered in the Gulf of Mexico have faced significant competition, mainly from U.S. and other international shipping companies acting directly or through a Mexican intermediary. In our logistics operations division, our trucking transport and automotive logistics services have faced intense competition, including price competition, from a large number of Mexican, U.S. and international trucking lines and logistics companies. We cannot assure you that we will not lose business in the future due to our inability to respond to competitive pressures by decreasing our prices without adversely affecting our gross margins and operational results.
Downturns in certain cyclical industries in which our customers operate could have adverse effects on our results of operations.
     The shipping, transportation and logistics industries are highly cyclical, generally tracking the cycles of the world economy. Although transportation markets are affected by general economic conditions, there are numerous specific factors within each particular market segment that may influence operating results. Some of our customers do business in industries that are highly cyclical, including the oil and gas and automotive sectors. Any downturn in these sectors could have a material adverse effect on our operating results. Also, some of the products we transport have had a historical pattern of price cyclicality, which has typically been influenced by the general economic environment and by industry capacity and demand. We cannot assure you that prices and demand for these products will not decline in the future, adversely affecting those industries and, in turn, our financial results.
Grupo TMM is a party to a number of arrangements with other parties as joint investors in non-wholly owned subsidiaries.
     Grupo TMM is a party to a number of arrangements with other parties under which it and such parties have jointly invested in non-wholly-owned subsidiaries; and Grupo TMM may enter into other similar arrangements in the future. Grupo TMM’s partners in these non-wholly-owned subsidiaries may at any time have economic, business or legal interests or goals that are inconsistent with its interests or those of the entity in which they have invested with us. Any of these partners may also be unable to meet their economic or other obligations to the non-wholly-owned subsidiaries, and Grupo TMM may be required to fulfill those obligations. Furthermore, any dividends that are distributed from subsidiaries that Grupo TMM does not wholly own would be shared pro rata with its partners according to their relative ownership interests. For these or any other reasons, disagreements or disputes with partners with whom Grupo TMM has a strategic alliance or relationship could impair or adversely affect its ability to conduct its business and to receive distributions from, and return on its investments in, those subsidiaries.
Over time, vessel values may fluctuate substantially and, if these values are lower at a time when we are attempting to dispose of a vessel, we may incur a loss.
     Vessel values can fluctuate substantially over time due to a number of different factors, including:
•	prevailing economic conditions in the market;
•	a substantial or extended decline in world trade;
•	increases in the supply of vessel capacity;
•	prevailing charter rates; and
•	the cost of retrofitting or modifying existing ships, as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.
     In the future, if the market values of our vessels deteriorate significantly, we may be required to record an impairment charge in our financial statements, which could adversely affect our results of operations. If a charter terminates, we may be unable to re-charter the vessel at an acceptable rate and, rather than continue to incur costs to maintain and finance the vessel, may seek to dispose of it. Our inability to dispose of the vessels at a reasonable price could result in a loss on its sale and adversely affect our results of operations and financial condition.
Our growth depends upon continued growth and demand for the liquid bulk and offshore vessel industries which may have been at or near the peak of its upward trend and charter hire rates have already been at or near historical highs. These factors may lead to reductions and volatility in charter hire rates and profitability.
     The liquid bulk and offshore vessel industries are both cyclical and volatile in terms of charter hire rates and profitability. In the future, charter rates and demand for our vessels may fluctuate as a result of changes in the size of and geographic location of supply and demand for oil and related products, as well as changes in maritime regulations. These and other factors affecting the supply and demand for liquid bulk, offshore and vessels in general are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.
     The factors that influence demand for our vessels’ capacity include:
•	supply and demand for products suitable for shipping by our vessels;
•	changes in global production of products transported by our vessels;
•	the distance cargo products are to be moved by sea;
•	the globalization of manufacturing;
•	global and regional economic and political conditions;
•	changes in seaborne and other transportation patterns, including changes in the distances over which cargoes are transported;
•	environmental and other regulatory developments;
•	currency exchange rates; and
•	weather.

The factors that influence the supply of our vessels’ capacity include:
•	the number of newbuilding deliveries;
•	the scrapping rate of older vessels similar to our vessels;
•	the price of steel and other raw materials;
•	changes in environmental and other regulations that may limit the useful life of vessels;
•	the number of vessels that are out of service; and
•	port congestion.
     Our ability to recharter our vessels upon the expiration or termination of their current charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, the prevailing state of the charter market for our vessels. If the charter market is depressed when our vessels’ charters expire, we may be forced to recharter our vessels at reduced rates or even possibly a rate whereby we incur a loss, which may reduce our earnings or make our earnings volatile. The same issues will exist if we acquire additional vessels and attempt to obtain multi-year time charter arrangements as part of our acquisition and financing plan.
Our growth depends on our ability to expand relationships with existing charterers and to obtain new charterers, for which we will face substantial competition.
     One of our principal objectives is to acquire additional vessels in conjunction with entering into additional multi-year, fixed-rate time charters for these ships. The process of obtaining new multi-year time charters is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. Shipping charters are awarded based upon a variety of factors relating to the vessel operator, including:
•	shipping industry relationships and reputation for customer service and safety;
•	shipping experience and quality of ship operations (including cost effectiveness);
•	quality and experience of seafaring crew;
•	the ability to finance vessels at competitive rates and financial stability in general;
•	relationships with shipyards and the ability to get suitable berths;
•	relationships with shipowners and the ability to obtain suitable second-hand vessels;
•	construction management experience, including the ability to obtain on-time delivery of new ships according to customer specifications;
•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events, among others; and
•	competitiveness of the bid in terms of overall price.
     We expect substantial competition from a number of experienced companies, including state-sponsored entities and major shipping companies. Some of these competitors have significantly greater financial resources than we do, and can therefore operate larger fleets and may be able to offer better charter rates. We anticipate that an increasing number of marine transportation companies will enter the sector, including many with strong reputations and extensive resources and experience. This increased competition may cause greater price competition for time charters. As a result of these factors, we may be unable to expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which would have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders.
The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.
     In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of a vessel may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage. Although our current fleet of 39 vessels had an average age (weighted by Dead Weight Tonnage, or DWT) of approximately 12.7 years as of April 30, 2007, we cannot assure you that, as our vessels age, market conditions will justify such expenditures or will enable us to profitably operate our vessels during the remainder of their expected useful lives.
Our results of operations may be adversely affected by operational risks inherent in the transportation and logistics industry.
     The operation of supply vessels, trucks and other machinery relating to the shipping and cargo business involves an inherent risk of catastrophic marine or land disaster, mechanical failure, collisions, and property losses to vessels or trucks, piracy, cargo loss or damage and business interruption due to political action in Mexico and in foreign countries. In addition, the operation of any oceangoing vessel is subject to the inherent possibility of catastrophic marine disaster, including oil spills and other environmental accidents, and the liabilities arising from owning and operating vessels in international trade. Any such event may result in a reduction of revenues or increased costs. The company’s vessels and trucking equipment are insured for their estimated value against damage or loss, including war, terrorism acts, and pollution risks and we also carry other insurance customary in the industry.
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
     Our operations are subject to general Mexican federal and state laws and regulations relating to the protection of the environment. The Procuraduría Federal de Protección al Ambiente (Mexican Attorney General for Environmental Protection) is empowered to bring administrative and criminal proceedings and impose corrective actions and economic sanctions against companies that violate environmental laws, and temporarily or permanently close non-complying facilities. The Secretaría del Medio Ambiente y Recursos Naturales (Mexican Ministry of Environmental Protection and Natural Resources) (“SEMARNAT”) and other ministries have promulgated compliance standards for, among other things, water discharge, water supply, air emissions, noise pollution, hazardous substances transportation and handling, and hazardous and solid waste generation . . Under the environmental laws, the Mexican Government has implemented a program to protect the environment by promulgating rules concerning water, land, air and noise discharges or pollution, and the transportation and handling of wastes and hazardous substances.
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
     Our international parcel transportation services rendered in the Gulf of Mexico and our coastwise product tanker business rendered in both the Gulf of Mexico and in the Pacific Ocean provide service to transport petrochemical products and refined clean and dirty petroleum products respectively. See Item 4. “Information on the Company — B. Business Overview — Maritime Operations.” Under the United States Oil Pollution Act of 1990 (“OPA” or “OPA 90”), responsible parties, including ship-owners and operators, are subject to various requirements and could be exposed to substantial liability, and in some cases unlimited liability, for removal costs and damages, including natural resource damages and a variety of other public and private damages, resulting from the discharge of oil, petroleum or related substances into the waters of the U.S. In some jurisdictions, including the U.S., claims for spill clean-up or removal costs and damages would enable claimants to immediately seize the ships of the owning and operating company and sell them in satisfaction of a final judgment. The existence of comparable statutes enacted by individual states of the U.S., but requiring different measures of compliance and liability, creates the potential for similar claims being brought in the U.S. under state law. In addition, several other countries have adopted international conventions that impose liability for the discharge of pollutants similar to OPA. If a spill were to occur in the course of operation of one of our vessels carrying petroleum products, and such spill affected the waters of the United States or another country that had enacted legislation similar to OPA, we could be exposed to substantial or unlimited liability. Additionally, our vessels carry bunkers (ship fuel) and certain goods that, if spilled, under certain conditions, could cause pollution and result in substantial claims against us, including claims under international laws and conventions, OPA and other U.S. federal, state and local laws. Further, under OPA and similar international laws and conventions, we are required to satisfy insurance and financial responsibility requirements for potential oil spills and other pollution incidents. Penalties for failure to maintain the financial responsibility requirements can be significant and can include the seizure of the vessel.
     Our vessels must also meet stringent operational, maintenance and structural requirements, and they are subject to rigorous inspections by governmental authorities such as the U.S. Coast Guard for those vessels, which operate within USA territorial waters. Non-compliance with these regulations could give rise to substantial fines and penalties.
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
Potential labor disruptions could adversely affect our financial condition and our ability to meet our obligations under our financing arrangements.
     As of March 31, 2007, we had 5,072 employees, approximately 63% of whom were unionized. The compensation terms of the labor agreement with these employees are subject to renegotiation on an annual basis and all other terms are renegotiated every two years. We may not be able to negotiate these provisions favorably, and strikes, boycotts or other disruptions could occur. These potential disruptions could have a material adverse effect on our financial condition and results of operations and on our ability to meet our payment obligations under our financing arrangements.
Continuing world tensions, including as the result of wars, other armed conflicts and terrorist attacks could have a material adverse effect on our business.
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
Our customers may take actions that may reduce our revenues.
     If our customers believe that our financial condition will result in a lower quality of service, they may discontinue use of our services. Additionally, some customers may demand lower prices. While we have contracts with some of our customers that prevent them from terminating our services or which impose penalties on customers who terminate our services, it may be impractical or uneconomical to enforce these agreements in Mexican courts. If any of these events occurs, our revenues will be reduced.
Our financial statements may not give you the same information as financial statements prepared under United States accounting rules.
     Our financial statements are prepared in accordance with IFRS. IFRS differs in certain significant respects from U.S. GAAP, including among others the classification of minority interest and employees’ profit sharing, the accounting treatment for capitalized interest, consolidation of subsidiaries, and acquisition of shares of subsidiaries from minority stockholders; and the computation of deferred taxes. For this and other reasons, the presentation of financial statements and reported earnings prepared in accordance with IFRS may differ materially from the presentation of financial statements and reported earnings prepared in accordance with U.S. GAAP.

Risks Relating to the Transaction with KCS
Grupo TMM may receive more KCS shares in the future in lieu of cash payments.
     We currently do not hold any KCS stock. However, under the terms of the Amended and Restated Acquisition Agreement entered into by and among Grupo TMM, KCS and other parties, on December 15, 2004 (the “AAA”) (see “Disposition of Grupo TMM’s interest in Grupo TFM to KCS”), KCS may elect to pay the $47.0 million Indemnity Escrow Note and the $40.0 million VAT Escrow Note in KCS stock, in which case the number of shares received by the Company resulting from the formula for the determination of the number of shares received in consideration of such payment obligations may differ significantly from the market value of such shares at the time the Company receives them or chooses to dispose of them. If KCS elects to pay such notes in stock, the value of such stock to the Company will be determined by the success of the KCS business. Investors should read carefully the annual report of KCS for the fiscal year concluded on December 31, 2006, as well as all the other reports and information that KCS submits to the SEC in the United States. If we receive KCS stock in lieu of cash payments under the Indemnity Escrow and/or the VAT Escrow Notes, significant sales of such shares by us or by others may have a negative effect on the market price of the KCS shares and the value of our stock.
     Pursuant to the terms of the AAA, on January 29, 2007, KCS notified the Company of its intention to assert certain claims under Section 10 of the AAA seeking indemnification against the Indemnity Escrow Note. On January 31, 2007 the Company notified KCS of claims that it intends to assert against KCS for breaches under the AAA and other related agreements. On February 28, 2007, KCS restated its notification to assert claims, eliminating some of the claims as had been presented originally. On May 15, 2007, KCS filed a demand for arbitration seeking indemnification against the Indemnity Escrow Note. The Company also filed a demand for arbitration seeking indemnification claims against KCS. See “Legal Proceedings — Dispute with Kansas City Southern” at the end of this section. Although we cannot predict the outcome of the arbitration proceedings, the management of the Company believes KCS claims are without merit and will vigorously pursue its claims against KCS.
KCS’ obligations under the Amended and Restated Acquisition Agreement are unsecured.
     Certain payments to be made to Grupo TMM pursuant to the AAA are subject to certain conditions and uncertainty. KCS’ payment obligations under the AAA are unsecured obligations, and as such, may rank junior in right of payment to those of other KCS secured creditors. Therefore, the rights of Grupo TMM against KCS would be junior in priority to any secured debt of KCS. See Item 4. “Information on the Company — Recent Developments — Disposition of Grupo TMM’s interest in Grupo TFM to KCS.”
Risks Relating to Mexico
     Economic, political and social conditions may adversely affect our business.
     Our financial performance may be significantly affected by general economic, political and social conditions in the markets where we operate. Most of our operations and assets are located in Mexico. As a result, our financial condition, results of operations and business may be affected by the general condition of the Mexican economy, the devaluation of the Peso as compared to the U.S. Dollar, Mexican inflation, interest rates, regulation, taxation, social instability and political, social and economic developments in Mexico. Many countries in Latin America, including Mexico, have suffered significant economic, political and social crises in the past, and these events may occur again in the future. Instability in the region has been caused by many different factors, including:
•	significant governmental influence over local economies;

•	substantial fluctuations in economic growth;

•	high levels of inflation;

•	changes in currency values;

•	exchange controls or restrictions on expatriation of earnings;

•	high domestic interest rates;

•	wage and price controls;

•	changes in governmental economic or tax policies;

•	imposition of trade barriers;

•	unexpected changes in regulation; and

•	overall political, social and economic instability.
Mexico is an emerging market economy, with attendant risks to our results of operations and financial condition.
     Mexico has historically experienced uneven periods of economic growth. Mexico’s gross domestic product (“GDP”) increased 0.7%, 1.6%, 4.4%, 2.7% and 4.7% in 2002, 2003, 2004, 2005 and 2006, respectively. GDP growth fell short of Mexico Consensus Board(1) estimates in 2006; however, the Mexico Consensus Board estimates that GDP in Mexico is expected to grow by approximately 3.4%, while inflation is expected to be less than 4.0% in 2007. We cannot assure you that these estimates will prove to be accurate. The Mexican Government has exercised, and continues to exercise, significant influence over the Mexican economy. Accordingly, Mexican governmental actions concerning the economy and state-owned enterprises could have a significant impact on Mexican private sector entities in general and on us in particular, as well as on market conditions, prices and returns on Mexican securities, including our securities.

(1)	Mexico Consensus Board is formed by six firms recognized internationally (American Chamber Mexico, Banamex, BBVA-Bancomer, Center for Economic Forecasting, Grupo Financiero Scotiabank Inverlat and, Latin Source Mexico).
Currency fluctuations or the devaluation and depreciation of the Peso could limit the ability of the Company and others to convert Pesos into U.S. Dollars or other currencies which could adversely affect our business, financial condition or results of operations.
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
     Pursuant to the provisions of NAFTA, if Mexico experiences serious balance of payment difficulties or the threat thereof in the future, Mexico would have the right to impose foreign exchange controls on investments made in Mexico, including those made by U.S. and Canadian investors. Any restrictive exchange control policy could adversely affect our ability to obtain dollars or to convert Pesos into dollars for purposes of making interest and principal payments to our creditors, to the extent that we may have to effect those conversions. This could have a material adverse effect on our business and financial condition.
High interest rates in Mexico could increase our financing costs.
     Mexico historically has had, and may continue to have, high real and nominal interest rates. The interest rates on 28-day Mexican government treasury securities averaged 6.83%, 9.23%, 7.18% and 7.05% for 2004, 2005, 2006 and for the three-month period ended March 31, 2007, respectively. Accordingly, if we have to incur Peso-denominated debt in the future, it will likely be at higher interest rates.
     Developments in other emerging market countries or in the U.S. may affect us and the prices of our securities.
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
     Our operations, including demand for our products or services and the price of our debt securities, have also historically been adversely affected by increases in interest rates in the U.S. and elsewhere. The Federal Reserve Bank of the U.S. has signaled that it will continue implementing “measured” increases in interest rates in 2007. As interest rates rise, the interest payments on our floating rate debt and the cost of refinancing our financing arrangements at maturity will rise as well.
Mexico may experience high levels of inflation in the future, which could adversely affect our results of operations.
     Mexico has a history of high levels of inflation, and may experience inflation in the future. During most of the 1980s and during the mid- and late-1990s, Mexico experienced periods of high levels of inflation. The annual rates of inflation for the last five years, as measured by changes in the National Consumer Price Index, as provided by Banco de México, were:

2002	5.70%
2003	3.98%
2004	5.19%
2005	3.33%
2006	4.05%
2007 (five months ended May 31)	0.46%
     Mexico’s current level of inflation has been reported at similar levels as the annual inflation rate of the U.S. but remains higher than that of Canada. The U.S. and Canada are Mexico’s main trading partners. We cannot give any assurance that the Mexican inflation rate will not increase or maintain its current level for any significant period of time. A substantial increase in the Mexican inflation rate would have the effect of increasing some of our costs, which could adversely affect our financial condition and results of operations, as well as our ability to serve our debt obligations. High levels of inflation may also affect the balance of trade between Mexico and the United States, and other countries, which could adversely affect our results of operations.
Political events in Mexico could affect Mexican economic policy and our business, financial condition and results of operations.
     The social and political situation in Mexico, including the heightened tension resulting from the closely contested 2006 presidential elections and presidential succession, could adversely affect the Mexican economy, including the stability of its currency, which in turn could have a material adverse effect on our business, financial condition and results of operations, as well as market conditions and prices for our securities.
     The national elections held on July 2, 2000, ended 71 years of rule by the Institutional Revolutionary Party (“Partido Revolucionario Institucional”) (“PRI”) with the election of President Vicente Fox Quesada, a member of the National Action Party (“Partido Acción Nacional”) (“PAN”), and resulted in the increased representation of opposition parties in the Mexican Congress and in mayoral and gubernatorial positions. More recently, the national elections held on July 2, 2006 were highly contested and the winning candidate, President Felipe Calderon Hinojosa of the PAN, defeated Andres Manuel Lopez Obrador of the Democratic Revolution Party (“Partido de la Revolucion Democratica”) (“PRD”) by less than one percentage point in the total vote count. This resulted in a post-electoral legal dispute which was ultimately resolved in Mexico’s Supreme Court, and President Calderon was inaugurated December 1, 2006 amidst a rarefied political climate. Although there have not yet been any material adverse repercussions resulting from this political change and the recent elections, multiparty rule is still relatively new in Mexico and could result in economic or political conditions that could have a negative impact on the Mexican economy that would materially and adversely affect our operations. Finally, the Mexican economy in the past has suffered balance of payment deficits and shortages in foreign exchange reserves.

Mexican antitrust laws may limit our ability to expand through acquisitions or joint ventures.
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
Investors may not be able to enforce judgments against the Company.
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
Risks Relating to Ownership of our Equity
The protection afforded to minority shareholders in Mexico are different from those afforded to minority shareholders in the United States.
     Under Mexican law, the protections afforded to minority shareholders are different from, and may be less than, those afforded to minority shareholders in the United States. Under Mexican law, there is no procedure for class actions as such actions are conducted in the United States and there are different procedural requirements for bringing shareholder lawsuits against companies. Therefore, it may be more difficult for minority shareholders to enforce their rights against us, our directors or our controlling shareholders than it would be for minority shareholders of a United States company.
The Company is controlled by the Serrano Segovia family.
     Members of the Serrano Segovia family control the Company through their direct and indirect ownership of our Shares. Holders of our ADSs may not vote at our shareholders meetings. Each of our ADSs represents one CPO. Holders of CPOs are not entitled to exercise any voting rights with respect to the Shares held in the CPO Trust. Such voting rights are exercisable only by the trustee, which is required by the terms of the trust agreement to vote such Shares in the same manner as the majority of the Shares that are not held in the CPO Trust that are voted at any shareholders’ meeting. Currently the Serrano Segovia Family owns a majority of the Shares that are not held in the CPO Trust. As a result, the Serrano Segovia family will be able to direct and control the policies of the Company and its subsidiaries, including mergers, sales of assets and similar transactions. See Item 7. “Major Shareholders and Related Party Transactions — Major Shareholders.”
A change in control may adversely affect us.
     A substantial portion of the Shares and ADSs of the Company held by the Serrano Segovia family is currently pledged to secure indebtedness of the Serrano Segovia family and entities controlled by them and may from time to time in the future be pledged to secure obligations of other of their affiliates. A foreclosure upon any such Shares held by the Serrano Segovia family could result in a change of control under the various debt instruments of the Company and its subsidiaries. Such debt instruments provide that certain change of control events with respect to us will constitute a default and that the relevant lenders may require us to prepay our debt obligations including accrued and unpaid interest, if any, to the date of such repayment. If such a default occurs, we cannot assure you that we will have enough funds to repay our debt.
Holders of ADSs may not be entitled to participate in any future preemptive rights offering, which may result in a dilution of such holders equity interest in our company.
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
     Transportación Marítima Mexicana, S.A. de C.V. (“TMM”) merged with and into Grupo TMM (formerly Grupo Servia, S.A. de C.V. (“Grupo Servia”)), which was effected on December 26, 2001, leaving Grupo TMM as the surviving entity. Under the terms of the merger, all of the assets, privileges and rights and all of the liabilities of TMM were transferred to Grupo TMM upon the effectiveness of the merger. TMM was founded on September 18, 1958, by a group of private investors, including the Serrano Segovia family.
     In December 2001, the boards of directors of TMM and Grupo TMM unanimously approved a corporate reorganization and merger in which TMM was merged with and into Grupo TMM. Each shareholder of TMM, after the merger, continued to own the same relative economic interest in Grupo TMM as the shareholder owned in TMM prior to the merger. In preparation for the merger, the shareholders of Grupo TMM approved the split-up (escisión) of Grupo TMM into two companies, Grupo TMM and a newly formed corporation, Promotora Servia, S.A. de C.V (“Promotora Servia”). Under the terms of the escisión, Grupo TMM transferred all of its assets, rights and privileges (other than its interest in TMM) and all of its liabilities to Promotora Servia. The transfer of assets to Promotora Servia was made without recourse and without representation or warranty of any kind, and all of Grupo TMM’s creditors expressly and irrevocably consented to the transfer of the liabilities to Promotora Servia.
     On September 13, 2002, we completed a reclassification of our Series L Shares of stock as Shares. The reclassification combined our two classes of stock into a single class by converting each share of our Series L Shares into one share of our Shares. The reclassification also eliminated the variable portion of our capital stock and we became a fixed capital corporation (sociedad anonima). Following the reclassification, we had 56,963,137 Shares outstanding. As a result of the elimination of the variable portion of our capital stock, our registered name changed from Grupo TMM, S.A. de C.V. to Grupo TMM, S.A.
     As a result of the promulgation of the new securities law in México in June 2006, publicly traded companies in Mexico were transformed by operation of law into Sociedades Anónimas Bursátiles (Public Issuing Corporation) and were required to amend their by-laws to conform them to the provisions of the new law. Accordingly, on December 20, 2006 the company added the denomination of “Bursátil” to its registered name to comply with the requirements under Mexico’s new securities law, or Ley del Mercado de Valores, resulting in Grupo TMM, Sociedad Anónima Bursátil, or Grupo TMM, S.A.B. In addition, the Series A Shares of the Company were renamed to be called nominative common shares without par value. The rights afforded by the new Shares are identical to the rights afforded by the former Series A Shares.
     Today, we are a fixed capital corporation listed on the Mexican Stock Exchange (Bolsa Mexicana de Valores) incorporated under the Ley General de Sociedades Mercantiles for a term of 99 years. We are headquartered at Avenida de la Cúspide, No. 4755, Colonia Parques del Pedregal, 14010 Mexico City, D.F., Mexico, and our telephone number is +52-55-5629-8866. Our agent for service of process in the United States is CT Corporation, at 111 Eighth

Avenue, New York, New York 10011, (212) 894-8700. Grupo TMM’s Internet website address is www.grupotmm.com. The information on Grupo TMM’s website is not incorporated into this Annual Report.
Business Overview
     General
     We believe we are one of the largest integrated logistics and transportation companies in Mexico providing specialized maritime services, integrated logistics services, including trucking services, and ports and terminals management services to premium clients throughout Mexico. Our goal is to provide full intermodal logistics and “door-to-door” service to our customers by being a source of trucking, port and ship services for clients transporting goods across land and water in the NAFTA corridor.
     Maritime Operations. Our Maritime Operations division provides maritime transportation services, including offshore vessels that provide transportation and other services to the Mexican offshore oil industry, tankers that transport petroleum products within Mexican waters, parcel tankers that transport liquid chemical cargos from and to the US and Mexico, and tugboats that provide towing services at the port of Manzanillo, Mexico. We provide these services through our fleet of 39 vessels, including product and chemical tankers, harbor tugs and a variety of offshore supply vessels.
     Ports and Terminals Operations. We presently operate two Mexican port facilities, Tuxpan and Acapulco, under concessions granted by the Mexican Government, which provide for certain renewal rights. This business unit also provides port agent services to vessel owners and operators in the main Mexican ports.
     Logistics Operations. We provide dedicated trucking services to major manufacturers, including automobile plants, and retailers with facilities and operations throughout Mexico. We offer full-service logistical facilities in major industrial cities and railroad hubs throughout Mexico, including Aguascalientes, Toluca, Puebla, Veracruz, Nuevo Laredo, Cuernavaca, Mexico City, Monterrey, Manzanillo, Ensenada, and Altamira. The services we provide include consulting, analytical and logistics outsourcing, which encompass the management of inbound movement of parts to manufacturing plants consistent with just-in-time inventory planning practices; logistics network (order-cycle) analysis; logistics information process design; trucking and intermodal transport; warehousing/facility management; supply chain/logistics management; product handling/repackaging; local pre-assembly; maintenance and repair of containers in principal Mexican ports and cities and inbound and outbound distribution using truck transport.
     Set forth below are our total revenues over the last 3 fiscal years for each of our business segments:

	Consolidated Transportation Revenues
	($ in millions)
	Years Ended December 31,
	2006	2005	2004
Maritime Operations	$146.4	$159.6	$127.8
Ports and Terminals Operations	8.1	38.8	26.6
Logistics Operations	93.9	108.4	97.6
Intercompany Revenues*	(0.3)	(0.2)	(1.0)

Total	$248.1	$306.6	$251.0

*	Represents the elimination of intercompany transactions between segments.
     All of these revenues are earned in Mexico except for a portion of revenues from our chemical tankers that are earned in the United States.

Recent Developments
Extension of Tugboat Services Concession in Manzanillo
     In 2006, we obtained an eight-year extension from the relevant authorities to continue to provide tugboat services at the port of Manzanillo, Colima starting January 1, 2007 and until January 27, 2015.
Mexican Peso-Denominated Trust Certificates Program
     On April 30, 2007, at the shareholders’ meeting of the Company our shareholders authorized the establishment of a program for the issuance of trust certificates, which are securities secured by trust assets and denominated in Mexican Pesos, for up to an amount of 9,000 million Pesos. The proceeds from the sale of these certificates will be utilized by us to refinance our existing bank financings of our vessel fleet, and the acquisitions of additional vessels as contemplated by our expansion program.
     We expect to close our first issuance of trust certificates under the program during the third quarter of this year, in an amount of 3,000 million Pesos, which we expect to be used primarily to refinance the existing vessel indebtedness.
     The total program amount of trust certificates will be issued in separate tranches, secured by a lien on identified vessels for each tranche.
Purchase of Two Tugboats
     On February 12, 2007, we entered into an agreement for the purchase of two new building tugboats with Med Yilmaz Shipyard in Turkey, for an aggregate purchase price of $14 million, to be delivered in the months of September and October of 2007. We expect to add these vessels to our tugboat service in the Port of Manzanillo.
Completion of ADEMSA’s Purchase Audit
     On March 11, 2007, the audit for the purchase of ADEMSA, our new warehousing subsidiary, was completed. This audit resulted in the identification of certain adjustments that are being negotiated with the sellers of the capital stock of ADEMSA.
Mutual Claims Asserted Between GrupoTMM and KCS
     In addition to the $200.0 million in cash and 18 million shares of KCS stock that was delivered to the Company under the terms of the AAA on April 1, 2005, KCS also delivered in escrow an Indemnity Escrow Note for $47 million due June 1, 2007, which guarantees material breaches or misrepresentations by the Company of its obligations under the AAA. Pursuant to the terms of the AAA, on January 29, 2007, KCS notified the Company of its intention to assert certain claims under Section 10 of the AAA seeking indemnification against the Indemnity Escrow Note. On January 31, 2007, the Company notified KCS of claims that it intended to assert against KCS for breaches under the AAA and other related agreements. On February 28, 2007, KCS restated its notification to assert claims, eliminating some of the claims as had been presented originally. Under the AAA, the parties had until April 1, 2007 to establish arbitration proceedings. On March 26, 2007, the parties agreed to extend such term until May 1, 2007, and subsequently further extended such term until May 15, 2007.
     On May 15, 2007, KCS filed a demand for arbitration seeking indemnification against the Indemnity Escrow Note. The Company also filed a demand for arbitration seeking indemnification for certain claims against KCS. See “Legal Proceedings — Dispute with Kansas City Southern”. The arbitration proceeding will be conducted in New York, New York, pursuant to the rules of the International Center for Dispute Resolution, the international branch of the American Arbitration Association. Although we cannot predict the outcome of the arbitration proceedings, the management of the Company believes KCS’s claims are without merit and will vigorously pursue its claims against KCS.
SSA Claims
     In July 2006 and February 2007, Grupo TMM received two claim notices from SSA Mexico, S.A. de C.V. (“SSA”) in relation to certain contingencies affecting SSA (formerly TMM Puertos y Terminales, S.A. de C.V.), which are still pending resolution between SSA and the relevant authorities. Grupo TMM considers such claims to be without merit and is of the position that the Company is not required to indemnify SSA under the terms of the agreements between both parties.
     On June 4, 2007, we received a copy of an arbitration demand from SSA before the International Chamber of Commerce (“ICC”) seeking indemnification in the amount of 30 million Pesos, in connection with the Amended and Restated Master Agreement dated July 21, 2001. On June 14, 2007, we were officially notified by the ICC of the arbitration proceedings. The Company believes such claim to be without merit and intends to vigorously contest this claim.
Tentative Settlement of Leonardo, L.P.Claim
     On September 14, 2006, Leonardo, L.P. filed a lawsuit against the Company seeking damages in the amount of $1.6 million in connection with the adjustment in the strike price and the underlying number of shares of Grupo TMM stock that could be exercisable under the Note Linked Securities issued by the Company in May of 2002 (“NLSs”). The Company filed an answer stating that the applicable statute of limitations had expired. The Company has reached a tentative settlement of this claim with Leonardo, L.P.
Purchase of Two Chemical Tankers
     On May 30, 2007, the Company purchased the M/T “Maya” for a purchase price of $18 million and on June 21, 2007, the Company purchased the M/T “Olmeca” for a purchase price of $22.1 million. We have entered into a line of credit with DVB Bank A.G. in the aggregate amount of $52.5 million to finance the acquisition of these chemical tankers.
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

	Foreign Trade 2004-2006(a)
	As of December 31,
	(in millions of Dollars)
	2006	2005	2004
Total Exports	$259,421	$213,711	$187,999
Total Imports	$255,997	$221,270	$196,810
Total Trade Flows	$506,418	$434,981	$384,808
Growth Rate—Exports	17.2%	13.7%	14.0%
Growth Rate—Imports	15.7%	12.4%	15.4%
Growth Rate—Total	16.4%	13.0%	14.7%
Growth Rate—GDP(b)	4.7%	2.7%	4.4%

(a)	The figures include the in-bound (maquiladora) industry.

(b)	The methodology for calculating Growth Rate-GDP was modified by the Instituto Nacional de Estadistica, Geografia e Informatica (INEGI) and is based on 1993 prices.
     Source: Banco de Mexico (BANXICO)
     Notwithstanding generally weak economic conditions, overall Mexican foreign trade increased in 2006 compared to 2005, and increased in 2005 compared to 2004.
Discontinued Operations
     On May 13, 2003, we sold our 51% interest in TMM Puertos y Terminales, S. A. de C. V. (“TMMPyT”), included in our Ports and Terminals segment (which included our ports operations at Cozumel, Manzanillo, Veracruz and Progreso), for approximately $114 million in cash, subject to certain post-closing adjustments.

     On April 1, 2005, we finalized the sale of Grupo TMM’s interest in Grupo TFM to Kansas City Southern, or KCS, which comprised all of our remaining railroad operations. As consideration for this sale, we received $200 million in cash, $47 million in a 5% promissory note that was originally expected be paid to us in June 2007, but that is now subject to arbitration proceedings, 18,000,000 shares of KCS common stock sold on December 2005 at $400.5 million, and an additional $110 million in cash and stock that were paid by KCS on March 13, 2006 after the completion of a settlement involving the VAT and Put lawsuits. See “Recent Developments — Disposition of Grupo TMM’s interest in Grupo TFM to KCS” and “— Marketing Arrangements.”
     The results of our Ports and Terminals operations that were sold in May 2003, and the results of our Railroad operations that were sold in April 2005 (which included the Tex Mex Railway operation) are presented in this Annual Report under the “Discontinued Operations” section. See Item 5. “Operating and Financial Review and Prospects — Results of Operations — Discontinued Operations” and Note 2 and Note 26 to our Financial Statements.
Business Strategy
     Over the past few years, we have made significant changes to our business and shifted our strategy to focus on “door-to-door” service to our customers by being a source of trucking, port and ship services for clients transporting goods across land and water in the NAFTA Corridor. Set forth below is a description of the elements of our strategy.
     Expansion of our Maritime Operations.
     We plan to expand our Maritime Operations by: (i) increasing cabotage services with medium- and long-term contracts through the seniority granted to Mexican ship-owners under the Mexican Navigation Law (Mexican flagged vessels have a preference to perform cabotage in Mexican waters), (ii) satisfying demand for exploration and distribution services, which we believe are increasing within Mexico; and (iii) meeting market requirements of new generation vessels with higher-rated and deeper-water capabilities. In addition, during 2006 and as part of the acquisition of the minority interests in our offshore and tugboats businesses, we (i) purchased five offshore vessels from Seacor which now carry the Mexican flag, (ii) converted three vessels that were under lease to owned status (iii) purchased one more offshore vessel, (iv) purchased two vessels from Seacor which now carry the Mexican flag, and (v) purchased the remaining 40 percent minority stake held by Smit in our harbor towing business. The new offshore vessels are working under time charter contracts supporting offshore oil exploration also and production activities in the Gulf of Mexico.
     In addition, we are developing our product tanker business and since July 2005 we have entered into two product tanker contracts with PEMEX under bareboat charters for a five year term. During 2006, TMM also entered into a marketing agreement with FR8, a company that owns vessels specialized in the commercialization of commodities. This agreement settled under a profit sharing scheme which will allow TMM to (i) offer vessels to PEMEX under time charter schemes and (ii) enter international markets. Although PEMEX had not sought any bids for long-term charter tanker contracts since 1993, we believe that there generally has been an increasing demand for exploration and distribution services within Mexico which we will try to service through medium- and long-term contracts, meeting market requirements of new generation vessels with higher-rated and deeper-water capabilities.
     Expansion of our Integrated Logistics Operations.
     We plan to continue to expand our Logistics Operations, including dedicated truck transportation, warehousing, cargo handling and logistics support, thereby enhancing our position as a true “door-to-door” logistics and multimodal service provider. We intend to enter into additional dedicated logistics contracts and acquire equipment or businesses that will enable us to perform services we previously outsourced.
     Expansion of our Alliances with Leading Companies in Multimodal Transportation and Logistics.
     The success of our commercial and strategic alliances will enable us to market a full range of services in the context of a total supply chain distribution process. Through our existing alliances, we have been able to benefit from synergies, enhancing our own competitiveness. In the future, we may seek to expand or modify these alliances pursuant to our business plans.

     Ports Operations
     We own over 2,000 acres of land in the port of Tuxpan. We believe that this plot of land is a strategic investment and could be used in the future in connection with the development of Tuxpan as a major seaport.
     Reducing Corporate Overhead and Other Operating Costs.
     Over the last few years, we have significantly reduced our operating costs. In 2003, we reduced corporate staff headcount from 222 to 97 full-time equivalents through the elimination of redundant positions and the transfer of certain employees to other business areas within the Company. Furthermore, we have developed an information systems platform that integrates logistics services using Internet technology, thereby increasing the efficiency of our logistics operations. The information systems platform supports dedicated logistics contracts and yard management and allows our customers to access information regarding the location and status of their cargo via touch-tone telephone or computer.
     In 2005, after the sale of Grupo TFM, we reduced the number of personnel in our Logistics Operations segment from 8,491 to 5,000. As of December 31, 2006, our Logistics Operations personnel totaled 5,055.
     In 2006, we believe our level of corporate overhead was in-line with our business.
     In addition, we have reduced and will continue to reduce, the number of companies within our organizational structure to streamline operations and reduce operating costs.
     Sources of Financing.
     We expect to finance the expansion plans mentioned above mainly through secured credit arrangements and other asset-backed financings.
     Debt Refinancing.
     Although we believe that we will be able to meet our long-term obligations as they mature through refinancings, revenues from operations and certain asset sales or otherwise, the refinancing of our current debt is a priority in order to increase the maturity of such debt and achieve lower debt service requirements and interest costs. Accordingly, we are evaluating several alternatives to refinance our debt and to generate sustainable operating profits. In addition, our goal is to improve our operational flexibility by refinancing our debt with debt that does not contain as many restrictive covenants as in our current debt.
     Certain Competitive Advantages.
     We believe that we benefit from the following competitive advantages:
•	no other company offers a similar breadth and depth of services as a third-party logistics provider in Mexico;

•	the ability to contract for the transportation of large amounts of cargo by sea, as well as transport by truck, enables us to provide value-added “door-to-door” service to our customers. The value of our transportation service is further enhanced by our ability to provide warehousing services for some types of cargo. This ability to provide integrated services gives us a competitive advantage over companies that provide only maritime transportation to, or overland transportation within, Mexico; and

•	we are a Mexican-owned and Mexican-operated company, a distinction that allows us marketing and operational advantages and, in certain cases, preferential treatment in certain niche markets within Mexico. Mexican law provides that cabotage (intra-Mexican movement between ports) is favored to be conducted by ships flying the Mexican flag.
Maritime Operations
     Our Maritime Operations include: (a) supply and logistics services to the offshore industry at offshore facilities in the Gulf of Mexico and between ports, moving crews and/or cargo to and from oil platforms; (b) product tankers for the transportation of petroleum products, such as the distribution of oil to a variety of coastal cities where the oil is further distributed inland throughout Mexico; (c) parcel tankers, also known as chemical tankers, for the transportation of liquid chemical cargoes between ports in Mexico and the U.S.; and (d) tugboats that provide harbor towing services in and out of the port of Manzanillo. Mexican law provides that cabotage (intra-Mexican movement between ports) is favored to be conducted by ships flying the Mexican flag, which we believe provides us with a competitive advantage in this market. This segment contributed 59%, 52% and 51% of consolidated revenues in 2006, 2005 and 2004, respectively.
     Fleet Management
     As of June 30, 2007, we operated a fleet comprised of product tankers and parcel tankers, as well as a fleet of offshore vessels and tugboats. Of a total of 39 vessels, 30 are owned tonnage (2 product tankers under bareboat contract(1), 23 offshore vessels, 2 parcel tankers and 3 tugboats), and 9 are chartered units (2 parcel tankers, 1 offshore vessel, 5 product tankers, and 1 tugboat).
     The table below sets forth information as of June 30, 2007, about our fleet of owned and chartered vessels, and vessels under bareboat contract by type, size and capacities:

		Total Dead	Total Cubic
	Number of	Weight Tons	Meter Capacity
Vessel Type	Vessels	(in thousands)	(in thousands)	BHP(*)
Offshore service vessels	24	22.0	**	4,859
Product tankers	7	319.0	349.3	**
Parcel tankers	4	57.9	62.7	**
Tug boats	4	1.6	**	3,937

Total	39	400.5	312.0

(1)	Bareboat Contract (vessel without crew).

*	Average Brake Horse Power.

**	Not applicable.
     Offshore Vessels
     We have been participating in this business for 15 years. In March 2006, the Company purchased Seacor’s 40 percent interest in TMM (formerly Marítima Mexicana, S.A. de C.V. “Marmex”). As part of this transaction, TMM also purchased five offshore vessels owned by Seacor and flagged the vessels Mexican, and at the same time converted three additional offshore vessels from leased to owned status. All eight vessels are working under time charter contracts supporting offshore oil exploration and production activities in the Gulf of Mexico.
     TMM, in its offshore division, provides supply and logistics services to the offshore industry between the ports and the offshore facilities in the Gulf of Mexico through a specialized fleet that includes fast and conventional crew vessels, supply vessels, anchor handling tug supply vessels and Dynamic Positioning (“DP”) vessels. Other services include supply and administration of onboard personnel, coordination and supervision of the maritime transport of staff, materials and equipment from the base on shore to operational points of the vessels within the oil-drilling zone of the Gulf of Mexico, coordination and supervision of catering and accommodation matters onboard the vessels. As of June 20, 2007, TMM’s offshore fleet represented 7% of Mexico’s offshore fleet. As of June 30, 2007, 19 TMM vessels were directly hired by PEMEX, 4 were hired by private operators engaged in the construction and maintenance sectors for PEMEX and 1 was being mobilized from Asia to Mexico.
     Product Tankers
     Since 1992, we have provided product tanker chartering services to PEMEX for the transportation of clean and dirty petroleum products, from refineries to various Mexican ports. Our fleet is comprised of seven product tankers, which include two long-term contracts entered into during May and June 2005, with July 2005 start dates and three short term contracts with Pemex. Additionally, we operate one product tanker in the spot market.

     Set forth below is information regarding our product tanker fleet as of June 30, 2007:

Vessel	Year	Flag	Hull	DWT(1)	LOA(m)	Beam(m)	Charterer
Monte Alban	1987	Mexican	DS(2)	36,000	175	32	Pemex
Green Point	2003	Liberia	DH(3)	49,511	183	32	Pemex
Kapadokia	1984	Liberia	DB(4)	46,828	192	31	Pemex
Pula	2003	Liberia	DH(3)	47,800	183	32	Spot Market
Choapas II	1992	Mexican	DH(3)	44,646	182	30	Pemex
Amatlan II	2002	Mexican	DH(3)	45,467	182	30	Pemex

(1)	Dead weight tons.

(2)	Double side.

(3)	Double-hull.

(4)	Double bottom.
     We have a competitive advantage in the Mexican market as Mexican Maritime law establishes that cabotage services should be provided by Mexican flag vessels and only Mexican companies are allowed to obtain the Mexican flag.
     The Oil Pollution Act of 1990 (“OPA 90”) established that vessels that do not have double-hulls will be prohibited from transporting crude oil and petroleum products in U.S. coastwise transportation after a certain date based on the age and size of the vessel unless they are modified with a double-hull. In addition Annex II (Rules 13G and 13H) from MARPOL 73/78 establishes a phase out calendar for single hull tankers.
Parcel Tankers
     Our parcel tankers business operates between Mexican and American ports in the Gulf of Mexico, transporting chemicals, vegetable and animal oils and molasses. The majority of the transported cargo is under contracts of affreightment (COA’s) in which the customers commit the carriage of their cargo over a fixed period time on multiple voyages, with a minimum and a maximum cargo tonnage at a fixed price. The vessel operator is responsible for the vessel, the fuel and the port expenses. Currently, our chemical tanker fleet is comprised of two owned and two time-chartered vessels. During 2006, we transported 1.6 million tons of goods in our parcel tankers and 1.7 million tons during 2005. Our primary customers who use our parcel tanker services include major oil and chemical companies.
     Set forth below is information regarding our parcel tankers as of June 30, 2007:

							Capacity M3
Vessel	Flag	Year	LOA	Beam	Draft	DWT*	Total
			(m)	(m)	(m)
Olmeca	Marshall Islands	2003	130.0	22.4	12.0	15,200	16,800
Maya	Marshall Islands	2002	123.0	20.0	8.7	12,451	14,102
Lacandon	Singapore	2000	124.3	22.4	9.1	12,716	14,313
Azov Wind	Marshall Islands	1988	151.3	22.4	12.2	17,484	17,512

					Total	57,851	62,727

*	Dead weight tons.

     Harbor Towing
     Since January 1997, TMM (formerly Servicios Mexicanos en Remolcadores, S.A. de C.V.) has provided tugboat services in the port of Manzanillo under a 10-year concession, including port docking and navigation in and out of channels and port facilities into open waters. In December 2006, the concession to operate this business was renewed by the relevant authorities for eight more years. We currently operate four vessels, three of which are owned.
     Customers and Contractual Arrangements
     The primary purchasers of our Maritime Operations services are multi-national oil, gas and chemical companies. These services are generally contracted for on the basis of short-term or long-term time charters, voyage charters, contracts of affreightment or other transportation agreements tailored to the shipper’s requirements. Our ten largest customers accounted for approximately 62% and 38% of Maritime Operations services operating revenues and consolidated operating revenues, respectively. The loss of one or a few of our customers could have a material adverse effect on the results of operations of our Maritime Operations.
     The services we provide are arranged through different contractual arrangements. Time charters are the principal contractual form for our Maritime Operations.
     In the case of the timecharter, the customer is responsible for the hire, fuel and port expenses, and we are responsible for the nautical operation of the vessel including the expenses related with the crew, maintenance, and insurance of the vessels. When we bareboat charter a vessel to a customer, the customer is responsible for the hire and fuel port expenses but also assumes all risk of the nautical operation, including the associated expenses. Contracts of affreightment are contracts with a customer for the carriage of cargoes that are committed on a multi-voyage basis over a period of weeks or months, with minimum and maximum cargo tonnages specified over the period at fixed rate per ton depending on the duration of the contract. Typically, under voyage charters and contracts of affreightment the vessel owner pays for the fuel and any applicable port charges.
     Markets
     The demand for offshore vessels is affected by the level of offshore exploration and drilling activities, which in turn is influenced by a number of factors including:
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
Ports and Terminals Operations
     We conduct operations at the Mexican ports of Acapulco and Tuxpan. We have been granted three partial assignment agreements of rights and obligations in respect to our operations at Tuxpan. Additionally, we own land and a multipurpose cargo terminal in Tuxpan. Our concession in Acapulco and our partial assignment agreement of rights and obligations in Tuxpan give us the right of first refusal to continue operations for a second term once the term of the original contract expires. In December 2005, we sold our business in Colombia. Before the sale of our business in Colombia, this segment contributed 13% and 19% of consolidated revenues in 2005 and 2004, respectively. The Ports and Terminals operations contributed 3%, 6% and 2% of consolidated revenues in 2006, 2005 and 2004, respectively.

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
     In 2006, we handled 37,452 automobile exports for Volkswagen, Chrysler and Nissan to South America and Asia, reflecting an increase of 44% from 2005, when we handled approximately 25,963 automobiles at our terminal.
     Acapulco is one of the main tourist ports in Mexico. Major cruise ship lines, such as Carnival, Royal Caribbean, Princess and Holland America, among others, make use of our terminal. During 2006, we had 123 cruise ship calls, which represents a 15.8% decrease from 146 calls in 2005 mainly due to the mechanical failure of one of our customer’s cruise vessels which resulted in this reduced number of calls.
     Tuxpan
     We own approximately 2,000 acres of land in Tuxpan, and we own a terminal of multipurpose cargo through our wholly owned subsidiary Tecomar, S.A. de C.V. We have access to a contiguous public berth where containers and general cargo can be unloaded and delivered to our multipurpose terminal. Additionally, we offer container-warehousing services at this port. While we currently handle only a small volume of cargo at the port, we are in the process of developing the site. Our Tuxpan port facilities are operated through Operadora Portuaria de Tuxpan, S.A. de C.V., a wholly owned subsidiary of Grupo TMM.
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

Logistics Operations
     Through TMM Logistics, a 100%-owned subsidiary of Grupo TMM, we provide dedicated logistics trucking services to major manufacturers, including automobile manufacturers, and retailers with facilities and operations throughout Mexico. We offer full-service logistical facilities in major industrial cities and railroad hubs throughout Mexico, including in Aguascalientes, Toluca, Puebla, Veracruz, Nuevo Laredo, Mexico City and Monterrey, among others. The services that we provide include consulting, analytical and logistics outsourcing services, which encompass the management of inbound movement of parts to manufacturing plants consistent with just-in-time inventory planning practices; logistics network (order-cycle) analysis; logistics information process design; trucking and intermodal transport; warehousing/facility management; supply chain/logistics management; product handling/repackaging; local pre-assembly; maintenance and repair of containers in principal Mexican ports and cities; and inbound and outbound distribution using multiple transportation modes. Due to the scope of our operations, together with the extent of our experience and resources, we believe that we are uniquely positioned to coordinate the entire supply chain for our customers. This segment contributed 38%, 35% and 39% of consolidated revenues in 2006, 2005 and 2004, respectively.
     Automotive Services
     We provide specialized logistics support for the automotive industry within Mexico. Services include the arrangement and coordination of the movement of motor vehicle parts or sub-assemblies from supplier facilities to assembly plants, warehousing, inspection and yard management. Our logistics services can be provided as end-to-end integrated logistics programs (bundled) or discrete services (unbundled) depending on customer needs.
     We are presently offering our “Mixing Center” operations to various clients. Mixing Centers are an innovative concept that allow automobile manufacturers to share warehousing and distribution infrastructure. This concept increases volume capacity and results in workflow efficiencies and lower logistics costs.
     Trucking Services
     In conjunction with our logistics facilities, we offer truck transport and dedicated logistics trucking services as a value-added component to streamline the movement of products to and from major Mexican cities and rail hubs. Under Mexican law, truck transportation within Mexico can be performed only by Mexican-owned companies, such as Grupo TMM. As of April 30, 2006, we operated 536 trucks. We currently provide dedicated trucking services to several major manufacturers and retailers, including Jumex, Allied-Domecq, Wal-Mart, Unilever, Waldo’s and Nissan.
     Our over-the-road units provide trucking services on a spot basis to major retail stores and consumer product companies. We also provide intermodal services for drayage cargo at Pantaco in Mexico City and Monterrey.
     Container Repair and Maintenance
     We offer maintenance and repair services for dry and refrigerated containers in Manzanillo, Veracruz, Altamira, Monterrey, Ensenada, Mexico City, San Luis Potosí, Aguascalientes and Nuevo Laredo. These services involve keeping components for refrigerated components and other parts of a container in useable condition, including mechanical repair, welding and repainting.
     Intermodal Services
     Since 2002, TMM Logistics and Hub Group, which is the largest intermodal marketing company in the United States, have been part of a joint network to manage freight moving between Canada, the United States and Mexico. TMM Logistics provides all sales support and operational arrangement within Mexico for the network. In 2004, we began providing intermodal services, door-to-door, with TMM equipment from major cities in Texas to Mexico City, Puebla, Querétaro and Tlaxcala.
     TMM Plus
     TMM Plus is a state-of-the-art supply chain platform that we developed, enabling us to better control our operations and to provide our customers with full tracking of their products while products are moving through the supply chain. In addition, this tool increases our capabilities for designing and controlling a variety of logistics services. This platform has expanded our service offerings, which we expect to continue to increase both the volume of business as well as revenues.
     Operations with KCS
     Several of our operations were eliminated during 2006 as a result of the failure by KCS to comply with the terms of several contracts including: (a) M&R, a service we provided to give maintenance and repairs to Intermodal Equipment, (b) Pretrip, a service we provided to prepare railroad equipment prior to departure to ensure compliance with safety regulations, (c) Intermodal terminal services, (d) Inspection, a service we provided to inspect the load on board the railroad equipment, and (e) an Automotive logistics outsourcing contract as subcontractor for the distribution of Ford Motor Company finished vehicles in Mexico. See “Legal Proceedings – Dispute with KCS.”
     Warehousing Services
     We added warehousing to our logistics services in 2006 through the acquisition of Almacenadora de Depósito Moderno, S.A. de C.V. Organización Auxiliar de Crédito (“ADEMSA”). ADEMSA currently operates over 380,000 square meters of warehousing space throughout Mexico, including 68,000 square meters of direct warehouse (the largest of which is located northern Mexico City). Due to its regulated nature, ADEMSA is one of a limited number of warehousing companies authorized by the Mexican government to provide bonded warehousing services and to issue negotiable certificates of deposit.
     TMM’s Strategic Partners
     We are currently a partner in strategic arrangements with the following companies:

Business	Partner
Ports (Acapulco)	SSA Mexico, Inc.
Automotive Logistics	Auto Warehousing Co.; Rolf Schnellecke S.A. de C.V.
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
Disposition of Grupo TMM’s interest in Grupo TFM to KCS
     General
     On April 1, 2005, we completed the sale of our interest in Grupo TFM stock to Kansas City Southern, or KCS, pursuant to an Amended and Restated Acquisition Agreement dated as of December 15, 2004 (the “AAA”).
     Under the AAA, as consideration for the purchase and upon consummation of the transactions contemplated thereby, the Company received: (i) $200 million in cash; (ii) 18 million shares of common stock of KCS, which were valued on such date at approximately $347 million; (iii) promissory notes in a principal amount of $47 million (the “Indemnity Escrow Notes”) and (iv) up to $110 million in a combination of cash, KCS stock and notes following the TFM VAT Award (See “TFM VAT Award,” “VAT Contingency Payment” and “VAT Escrow”). Pursuant to the Indemnity Escrow Agreement, the Indemnity Escrow Notes were deposited in an escrow account (the “Indemnity Escrow”) and will be available to satisfy certain indemnity claims by KCS. The Indemnity Escrow may be reduced as noted below.

     Upon closing of the transaction, we recognized a gain on the sale of Grupo TFM in the amount of $196.3 million, or $176.4 million net of deferred income taxes.
     The $200 million in cash proceeds from the sale were used to pay down the following obligations: (i) approximately $70.5 million in principal and accrued interest on our securitization program, (ii) approximately $34.0 million to satisfy the GM Put Option and applicable taxes, (iii) approximately $70.0 million to pay down the 2007 Notes on a pro rata basis on May 13, 2005 ($68.0 million in principal amount and $2.0 million in accrued interest) and (iv) approximately $26 million in related fees and expenses.
     On December 9, 2005, Grupo TMM sold all 18 million shares of KCS common stock to Morgan Stanley as a block sale, for a total of $400.5 million. With these proceeds, on December 15, 2005 Grupo TMM launched a cash tender offer whereby we purchased at the completion thereof on January 17, 2006, $331 million aggregate principal amount of our outstanding 2007 Notes. Pursuant to the terms of the indenture governing the 2007 Notes, the annual interest rate on such notes was reduced by 1% (from 10 1/2% to 9 1/2%) as a result of this reduction in principal.
     Furthermore, on March 13, 2006, Grupo TMM received from KCS the VAT Contingency Payment consisting of $110 million in a combination of $35 million in cash, a $40 million promissory note maturing on April 1, 2010 (the “VAT Escrow Note”), and 1,494,469 shares of KCS stock. On December 7, 2006, Grupo TMM sold these 1,494,469 KCS shares for approximately $37.3 million.
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
     The Indemnity Escrow provides that on June 1, 2007 any proceeds therein would have been released to us, but there were unresolved claims that were initiated prior to April 1, 2007 and were still pending on June 1, 2007. Therefore, an amount of the promissory note equal to the amount of such unresolved claims will be retained in the Indemnity Escrow until such claims are resolved. Arbitration in connection with this paragraph will be held in accordance with the arbitration rules of the American Arbitration Association and will be conducted in New York, New York, with Delaware law to apply to the AAA. Please see Section “Recent Developments – Mutual claims asserted between Grupo and KCS.”
     TFM VAT Award; VAT Contingency Payment and VAT Escrow
     On September 13, 2005, Grupo TMM, KCS and TFM reached a settlement agreement with the Mexican Government in connection with TFM’s VAT lawsuit and the Mexican Government’s Put Option (the “VAT Put Settlement”). In accordance with such settlement, Grupo TFM acquired the 20 percent of shares issued by TFM subject to the

Put held by the Mexican Government on a basis that effectively offsets the VAT claim and Put obligation and therefore ending all litigation on these issues.
     On March 13, 2006, after settlement of the VAT Put Settlement on September 13, 2005, the Company received from KCS a VAT contingency payment in the total amount of $110 million. The VAT Contingency Payment was the result of a settlement of a dispute between the Company, the Mexican government, and KCS and its subsidiaries concerning the payment of a VAT refund by the Mexican government to Grupo TFM, and the purchase of the remaining shares of TFM owned by the Mexican government. The VAT Contingency Payment was paid as follows: (i) $35 million in cash, (ii) 1,494,469 shares of Common Stock of KCS, and (iii) a promissory note in the amount of $40 million (the “VAT Escrow Note”). Pursuant to the Escrow Note Agreement, the VAT Escrow Note was deposited into an escrow account (the “VAT Escrow”) to provide security for certain tax indemnity claims by KCS, and may be reduced upon the occurrence of any of the following:
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
     All claims relating to the VAT Escrow Note will be subject to arbitration between the parties and specific tax matters described in the AAA will be resolved pursuant to Section 10.5(e) which contemplates procedures for resolving certain tax indemnification claims. The VAT Escrow Note is to be released to us on the earlier to occur of the (i) the fifth anniversary of the Deposit Date, (ii) the receipt of the Escrow Agent of the written instructions from KCS, provided there is no unresolved objection from the Company, or (iii) receipt by the Escrow Agent of a final order, decree or judgment of a court or an arbitrational tribunal, accompanied by an opinion of counsel that such order, decree or judgment is final (the “Release Date”). If there are unresolved claims regarding the reduction of the principal amount of the Escrow Note on the Release Date, then an amount of the promissory note equal to the amount of such unresolved claims will be retained in the VAT Escrow Note until such claims are resolved. Arbitration in connection with this paragraph will be held in accordance with the arbitration rules of the American Arbitration Association and will be conducted in New York, with Delaware law to apply to the AAA. Please see “Recent Developments - Mutual claims asserted between Grupo TMM and KCS.”
     Stockholders’ Agreement
     In connection with the shares received as part of the consideration for the purchase of Grupo TFM (the “Acquisition”), the Company and certain of its Subsidiaries and principal stockholders (the “Stockholder Parties”) entered into a Stockholders’ Agreement with KCS containing provisions which, prior to its termination, restricted certain transfers of the shares, restricted certain activities aimed at influencing the control and management of KCS by the Company and obligated KCS to assist in a transaction to distribute the shares to the Company’s stockholders.
     On December 9, 2005, we executed a block sale of our 18,000,000 KCS shares received from the Acquisition to Morgan Stanley. Consequently, pursuant to section 7.1 of the Stockholders’ Agreement, on January 9, 2006, the majority of terms of the Stockholders’ Agreement terminated when we ceased to beneficially own, for at least 30 consecutive days, 40% of the Voting Securities initially acquired pursuant to the merger contemplated by the AAA. Following the termination noted above, certain provisions of the Stockholders’ Agreement relating to the disposition of KCS shares to certain competitors as well as miscellaneous provisions continue to remain in full force and effect.
     As a result of our sale of all KCS shares received from KCS under the AAA, the Stockholder’s Agreement has terminated pursuant to its own terms.

     Registration Rights Agreement
     KCS entered into a Registration Rights Agreement with Grupo TMM and certain of its affiliates which, pursuant to the terms thereof, it agreed to register under the U.S. securities laws the shares of KCS that were issued to Grupo TMM in connection with the Acquisition. Under the Registration Rights Agreement, any of the registrations would be underwritten registrations and the Company had the right to select the underwriter, subject to the approval of KCS, which should not be unreasonably withheld. In addition, Grupo TMM had unlimited piggy-back rights, subject to customary cut back rights. The obligation of KCS to file any registration statement or to maintain its effectiveness was subject to typical holdback, delay and deferral provisions. With respect to the first four registrations under the Registration Rights Agreement, KCS is required to pay all costs associated with the registration of the shares, but not any indemnity fees or commissions.
     Pursuant to the Registration Rights Agreement, KCS registered the resale of 18 million shares held by us in December 2005. In December 2006, KCS also registered the resale of 1,494,469 additional shares received as part of the VAT Put Settlement, which were subsequently sold in December 2006.
     Although the Company does not currently own any KCS shares, KCS has the option to pay the proceeds of the Indemnity Escrow Note and/or the VAT Escrow Note in cash or KCS shares, and in the latter case the Company has registration rights as provided in the Registration Rights Agreement with KCS.
     Consulting Agreement
     José F. Serrano International Business, S.A. de C.V. (the “Consultant”), a consulting company organized by Sr. José Serrano, entered into a consulting agreement with KCS dated December 15, 2004 (the “Consulting Agreement”) pursuant to which it agreed to provide consulting services to KCS in connection with the portion of the business of KCS conducted in Mexico (with particular focus on the maintenance, fostering and promotion of a positive relationship between KCS and Mexican Government officials) for a period of three years. Consulting services will be provided exclusively in Mexico. As consideration for the services, the Consultant will receive an annual fee of $3.0 million per year for a period of three years. On March 13, 2006, on the one hundred eightieth (180th) day following the Final Resolution of the VAT Claim and Put, the Consultant received an additional fee of $9.0 million in cash.
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
     Marketing Arrangements
     In connection with the sale of Grupo TFM to KCS, the parties and their affiliates entered into three marketing arrangements described below. For a description of the pending dispute related to these arrangements, please see “Recent Developments — Mutual claims asserted between Grupo and KCS.”
     Kansas City Southern Railway Company entered into a Marketing and Services Agreement with TFM, TMM Logistics and its subsidiaries and affiliates with an initial term extending through April 1, 2010, which term will automatically renew for additional periods of one year unless any party gives written notice of its intent to terminate at least 60 days prior to the expiration of the initial term or any extension term. Under the terms of the Marketing and Services Agreement, TMM Logistics and its subsidiaries and affiliates enjoy (i) “most favored nations” treatment on services provided by KCS and its subsidiaries, including TFM, subject to the right of KCS to refuse to comply with such obligation on three occasions without penalty if KCS deems such non-compliance to be economically beneficial to it, (ii) an exclusive right to provide RoadRailertm freight transport services over TFM’s rail system within Mexico, (iii) a right to provide certain logistics services if TFM determines to outsource work at any of its intermodal terminals, provided that certain conditions are met, and (iv) a right to bid for all other transportation related services outsourced by TFM. The Marketing and Services Agreement also contained customary indemnification obligations among the parties against certain losses caused by breaches thereunder. KCS breached its obligations under the Marketing and Services Agreement, which is the basis for one of our claims against KCS in the current arbitration regarding the Indemnity Escrow Note.
     In addition, TFM entered into two Rail and Transportation Agreements with TMM Logistics with initial terms extending through April 1, 2008, which terms will automatically renew for an additional period of two years unless either party gives written notice of its intent to terminate at least 90 days prior to the expiration of the initial term. Under the first such agreement, the container agreement, among other obligations, TFM is required to provide to TMM Logistics, when and as directed by TMM Logistics, (i) safe and expeditious loading and unloading of containers and trailers from rail cars at specified terminals, (ii) timely and accurate notification of arrival and availability of shipments at specified intermodal terminals and of interchange to connecting carriers, (iii) timely and accurate notification of the in-gate and out-gate times for each shipment, along with the physical condition of trailers, containers and equipment at the time of interchange and (iv) certain other transportation-related services. In return, among other obligations, TMM Logistics must provide TFM with (i) prompt payment for the services set forth above at prescribed rates, (ii) accurate, complete and timely shipping information regarding loaded or empty containers and trailers delivered to TFM for transport and (iii) volume projections every six months setting forth the number of trailers and containers to be delivered to TFM for transport per month during the succeeding six-month period. KCS breached its obligations under this Agreement, and as a consequence the services ceased to be provided as set forth therein.
     Under the second such Rail and Transportation Agreement between TFM and TMM Logistics, the RoadRailerstm agreement, TFM is required to provide to TMM Logistics, when and as directed by TMM Logistics, (i) safe and expeditious assembly and disassembly of RoadRailertm units at specified terminals, (ii) equipment receipt and interchange inspection reports evidencing the condition of equipment at the time of performance under the agreement, (iii) timely and accurate notification of arrival and availability of shipments at intermodal terminals and of interchange to connecting carriers, (iv) timely and accurate notification of the in-gate and out-gate times for each shipment, along with the physical condition of such shipment at the time of interchange and (v) certain other transportation-related services. In return, among other obligations, TMM Logistics must provide (i) prompt payment for the services set forth above at prescribed rates, (ii) accurate, complete and timely shipping information regarding RoadRailertm units delivered to TFM for transport and (iii) volume projections every six months setting forth the number of RoadRailerstm to be delivered to TFM for transport per month during the succeeding six-month period. TMM Logistics was forced to shut down this service as the deficiencies in Kansas City Southern de Mexico’s (“KCSM”) service, including extended transit times, generated important losses to TMM Logistics.
     For further information regarding the transaction documents please refer to our Information Statement filed with the SEC on December 23, 2004.
Sales and Marketing
     Much of the success of our business depends on our marketing network. Our marketing network includes affiliated offices, agencies at Mexican ports and a sales force based throughout Mexico to sell our logistics, ports and specialized maritime services. Our marketing and sales efforts are designed to grow and expand our current customer base by initiating long-term contracts. We have devised, implemented and will continue to implement several customer service initiatives in connection with our marketing efforts, which include the designation of customer sales territories and assignment of customer service teams to particular customers.
     Since we commenced operations, we have been actively seeking to obtain new customer contracts with the expectation of entering into long-term contracts with such new clients or with existing customers. Although written customer contracts are not customary in Mexico, we have succeeded in negotiating written contracts with a number of our major customers.
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
     We have developed TMM Plus, an internet-based information systems platform that integrates different logistics services, thereby increasing the efficiency of our logistics operations. The information systems platform supports dedicated logistics contracts and yard management. The new systems platform allows our customers to access information regarding the location and status of their cargo via touch-tone telephone or computer. See “— Business Strategy — Reducing Operating Costs.”
Competition
     Maritime Operations
     The Company’s primary competitors in the Offshore Vessel business are Oceanografía, S.A. de C.V. (partner of Otto Candies LLC in Mexico) and Nautica Saltamar, S.A. de C.V. (Mexican front company in Mexico of Tidewater, Inc., the world’s largest offshore vessel operator). Tidewater, Inc. has a substantially greater percentage of domestic and foreign offshore marine market share compared to the Company and its other competitors. Other important offshore vessel operators in México include Consultoría y Servicios Petroleros, S.A. de C.V., Naviera Integral S.A. de C.V., Naviera Tamaulipas S.A. de C.V., Seamar Mexico S. de R.L. de C.V., Edison Chouest Mexico S. de R.L. de C.V., and Cotemar S.A. de C.V.
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
     Logistics Operations
     In our 3 PL (Third Party Logistics) business, the Company faces competition primarily from Car Logistics S.A. de C.V. and Axis Logistics S.A. de C.V.
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
     Our Warehousing business’ main competitors are Exel Logistics de Mexico S.A. de C.V., Zimag Logistics, Accel Logistica S.A. de C.V., Kuehne & Nagel S.A de C.V. and Grupo Onest Logistics.
     The Company believes the most important competitive factors in the Logistics Operations segment are price, customer service, brand name, experience, operating capabilities and state-of-the-art information technology.
REGULATORY FRAMEWORK
     Certain countries have laws which restrict the carriage of cargos depending upon the nationality of a vessel or its crew or the origin or destination of the vessel, as well as other considerations relating to particular national interests. According to Mexico’s newly enacted Ley de Navegación y Comercio Maritimos (Navigation Law), cabotage (intra-Mexican movement) is favored to be conducted by ships flying the Mexican flag. We believe we are currently in material compliance with all such restrictions imposed by the jurisdictions in which we operate. However, we cannot predict the cost of compliance if our business is expanded into other jurisdictions which have enacted similar regulations.

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
New Mexican Navigation Law
     On June 1, 2006 a new Mexican Navigation Law (“Ley de Navegación y Comercio Marítimos”) was published in the Mexico’s Official Gazette, and became effective 30 (thirty) days thereafter. This new regulation replaces the previous Mexican Navigation Law. This new law: (i) strengthens the reservation of cabotage services for Mexican individuals dedicated to shipping or Mexican shipping companies; (ii) establishes mechanisms and procedures for the resolution of maritime controversies or disputes and (iii) in general terms, is more protective of the Mexican shipping industry. Nevertheless, there can be no assurance that the percentage of Mexican-flagged vessels operating in Mexico will continue to increase in the future.
     The previous version of this legislation dated back to 1994. After two years discussion in the legislative chambers, in June 2006 the new version was issued with effective entry into force as of July 1, 2006.
     The law gives precedence to international treaties ratified by the country to allow uniformity on the type of regime applicable to specific instances such as the Hague Visby Rules, CLC/FUND Conventions, 1976 Limitation Convention, Salvage Convention, COLREGS, and MARPOL. (All vessels navigating Mexican waters must have protection and indemnity insurance)
     Listed below are some of the salient points of the legislation:
•	The usual provisions enabling authorities to carry out inspections of vessel and investigation of incidents;

•	New regulations concerning registration of vessels and waivers to Mexican companies to operate foreign flag vessels in otherwise reserved domains;

•	Foreign vessels are obliged to designate a shipping agent in order to call at Mexican ports;

•	Mexican flag vessels are required to operate with Mexican crews only and cabotage is in principle reserved to Mexican vessels;

•	Where a foreign vessel is abandoned by the owners with their cargo on board, there are provisions to coordinate repatriation and temporary maintenance of the crew which the law deems ultimately to be the joint and several liability of the owner and agent;

•	The carriage of passengers, cargo and towage in port and pilotage are also regulated;

•	Captains are responsible for damage and loss caused to vessel or port installations due to negligence, lack of proper qualification, carelessness or bad faith, except for instances where damage was caused by act of God or force majeure;

•	Companies providing towage services must have insurance arrangements to cover their liabilities to the satisfaction of the authorities;

•	Pollution is regulated by international treaties; however this will only cover CLC-type liabilities. Pollution in respect of other substances is dealt with under local legislation which allows no limitation. This is irrespective of any criminal proceedings or sanctions against the party responsible for the incident; and

•	Maritime privileges are also considered within the law.
     The law establishes time limits for commencement of proceedings with respect to 6 specific types of contracts as follows:
•	Bareboat charter;

•	Time charter;

•	Voyage charter;

•	Carriage of Goods;

•	Passengers; and

•	Towage.
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
     We maintain insurance to cover the risk of partial or total loss of or damage to all of our assets, including, but not limited to, harbour and seagoing vessels, port facilities, port equipment, trucks, land facilities and offices. In particular, we maintain marine hull and machinery and war risk insurance on our vessels, which covers the risk of actual or constructive total loss. Additionally, we have protection and indemnity insurance for damage caused by our operations to third persons. With certain exceptions, we do not carry insurance covering the loss of revenue resulting from a downturn in our operations or resulting from vessel off-hire time on certain vessels. In certain instances, and depending on the ratio of insurance claims to insurance premiums paid, we may choose to self-insure our over-the-road equipment following prudent guidelines. We believe that our current insurance coverage is adequate to protect against the accident-related risks involved in the conduct of our business and that we maintain a level of coverage that is consistent with industry practice. However, we cannot assure you that our insurance would be sufficient to cover the cost of damages suffered by us or damages to others, that any particular claim will be paid or that such insurance will continue to be available at commercially reasonable rates in the future. OPA 90, by imposing potentially unlimited liability upon owners, operators and bareboat charters for certain oil pollution accidents in the United States, made liability insurance more expensive for ship-owners and operators.

Organizational Structure
     We hold a majority of the voting stock in each of our subsidiaries. The most significant subsidiaries, as of April 30, 2007, include:

	Country of	Ownership	Voting
Name	Incorporation	Interest	Interest
Administración Portuaria Integral de Acapulco S.A. de C.V. (Ports)*	México	51%	51%
Lacto Comercial Organizada, S.A. de C.V. (Trucking)	México	100%	100%
Autotransportación y Distribución Logística, S.A. de C.V.(Logistics)*	México	51%	51%
Transportación Marítima Mexicana, S.A. de C.V. (formerly Naviera del Pacífico, S.A. de C.V.) (Product and Parcel Tankers, Offshore and tugboat vessels)	México	100%	100%
Terminal Marítima de Tuxpan, S.A. de C.V. (Ports)	México	100%	100%
TMM Logistics, S.A. de C.V. (Logistics)	México	100%	100%
Seglo, S.A. de C.V. (Logistics)*	México	39%	39%
TMM Agencias, S.A. de C.V. (Ports)	México	100%	100%
Seglo Operaciones Logísticas, S.A. de C.V (Logistics)	México	50%	50%
Buques Tanque del Golfo, S.A. de C.V. (Tankers)	México	100%	100%
Buques Tanque del Pacífico, S.A. de C.V. (Tankers)	México	100%	100%
New Marmex, S.A. de C.V. (Offshore Vessels)	México	100%	100%
Marmex Offshore, S.A. de C.V (Offshore Vessels)	México	100%	100%
Marmex International Services, S. A. de C. V. (Offshore Vessels) (1)	México	100%	100%
Almacenadora de Deposito Moderno, S. A. de C. V. (Warehousing) (1)	México	100%	100%

(*)	Less than wholly-owned by the Company.

(1)	See Note 1 to our Financial Statements.
Property, Plant and Equipment
     Our principal executive offices are in Mexico City, and are currently under lease from March 2006 through March 2021. Our business activities and the business activities of our subsidiaries in the logistics and transportation fields are conducted with both leased and owned equipment, and, in certain instances, through concessions granted to us by the Mexican Government. We were granted the right to operate certain facilities, including certain cruise ship terminals and ports, as part of franchises awarded through the Mexican Government’s privatization activity. We operate facilities, either through leases or with direct ownership interests, in Acapulco, Aguascalientes, Altamira, Campeche, Coatzacoalcos, Cuernavaca, Ensenada, Veracruz, Mexico City, Monterrey, Nuevo Laredo, Puebla, Queretaro, Toluca and Tuxpan. See Item 4. “Information on the Company — Business Overview,” and Notes 8 and 9 to our Financial Statements.
     Concession Rights and Related Assets as summarized below:

	Years Ended December 31,
			Estimated
			Useful Life
	2006	2005	(Years)
	(In thousands of Dollars)
API Acapulco	$6,783	$6,783	25
Tugboats in the port of Manzanillo	2,170	2,170	8

	8,953	8,953
Accumulated amortization	(5,001)	(4,512)

Concession rights and related assets—net	$3,952	$4,441

     Property, Plant and Equipment are summarized below:

	Years Ended December 31,
			Estimated Total
			Useful Lives
	2006	2005	(Years)
	(In thousands of Dollars)
Vessels	$207,579	$89,507	25
Dry-docks (major vessel repairs)	6,033	1,641	2.5
Buildings and installations	10,669	11,045	20 and 25
Warehousing equipment	1,250	92	10
Computer equipment	356	304	3 and 4
Terminal equipment	1,278	1,486	10
Ground transportation equipment	19,668	14,796	4, 5 and 10
Other equipment	2,095	1,519

	248,928	120,390

Land	14,116	14,070
Construction in progress	19,767	31,357

Total Property, Plant and Equipment—net	$282,811	$165,817

ITEM 4A. UNRESOLVED STAFF COMMENTS
None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Executive Overview
     We generate our revenues and cash flows by providing our customers with value-added multimodal transportation and logistics services, such as dedicated truck transportation, warehousing, storage management, ports and terminals operations, cargo handling and logistics support. Our commercial and strategic alliances allow us to market a full range of services in the context of a total supply chain distribution process. Through such alliances, we have been able to benefit not only from synergies, but also from the operational expertise of our alliance partners, enhancing our own competitiveness.
     Our operating results are generally affected by a variety of factors, including fluctuation in exchange rates, operating performance of our business units, changes in applicable regulations and fluctuation in oil prices. The effect of changes in these factors impact our revenues and operating results.
     Over the last few years, we have made and continue to make significant changes to our business, including:
•	Reducing our corporate overhead: Over the last few years, we have significantly reduced our operating costs by reducing corporate staff headcount from 222 to 97 full-time equivalent positions, through the elimination of redundant functions and the transfer of certain employees to other business areas within the Company. In 2005, and after the sale of Grupo TFM, Logistics Operations was restructured reducing its personnel to their current activities. Our projections for 2007 contemplate a continued reduction in our corporate overhead on an annualized basis. See “Business Strategy – Reducing Corporate Overhead and Other Operating Costs.”

•	Introducing cost-saving technology: We have developed TMM Plus, an Internet-based information systems platform that integrates logistics services, thereby increasing the efficiency of our logistics operations. The information systems platform supports dedicated logistics contracts and yard management. The new systems platform allows our customers to access information regarding the location and status of their cargo via touch-tone telephone or computer. See “Logistics Operations – TMM Plus.”

•	Selling our port businesses: On May 13, 2003, we sold our 51% interest in TMMPyT, included in our Ports and Terminals segment (which included our ports operations at Cozumel, Manzanillo, Veracruz and

Progreso), for approximately $114 million in cash, subject to certain post-closing adjustments. Net proceeds from this sale were used to repay amounts under our securitization facility and other short-term debt.

•	Extending the maturity of our debt: During 2006, we repaid all of our public debt instruments, including our 2006 and 2007 Notes, in full. We also entered into (i) a $200.0 million securitization facility with Deutsche Bank AG that matures in September 2012 and (ii) other credit agreements to finance the acquisition of 3 offshore vessels. However, we continue to review and analyze alternatives to refinance our debt to extend the maturity and reduce interest expense thereof. See “Recent Developments – Mexican Peso-Denominated Trust Certificate Program.”

•	Selling our interest in Grupo TFM to KCS: On April 1, 2005, we completed the sale of our interest in Grupo TFM to KCS. See “Disposition of Grupo TMM’s Interest in Grupo TFM to KCS.”

•	Purchase of 40% Marmex stake from Seacor: On March 3, 2006, the Company purchased Seacor’s 40 percent interest in TMM, our former offshore vessel joint venture company dedicated to providing maritime offshore services in Mexico’s Gulf Coast. As part of this transaction, TMM also purchased five offshore vessels owned by Seacor and flagged the vessels Mexican, and at the same time converted three additional offshore vessels from leased to owned status. All eight vessels are working under time charter contracts supporting offshore oil exploration and production activities in the Gulf of Mexico. The aggregate cost of these transactions, including the purchase of 40% of the TMM shares, the purchase of five vessels from Seacor, and the conversion to owned status of the three vessels under lease, was $75 million, of which $70 million was financed through bank debt.

•	Purchase of 40% SMR stake from Smit: On May 9, 2006, the Company purchased the remaining 40 percent minority stake held by the Dutch company Smit in Servicios Mexicanos en Remolcadores, S.A. de C.V. (“SMR”), a joint venture company dedicated to providing harbor towing services at the Port of Manzanillo, Mexico. The purchase price was $9.0 million. The concession to operate this business was recently renewed by the ports authorities for an additional eight years until January 2015.
Operating Results
     The following discussion should be read in conjunction with, and is qualified in its entirety by reference to our Financial Statements and the notes thereto appearing elsewhere in this Annual Report. Our Financial Statements have been prepared in accordance with IFRS, which differ in certain respects from U.S. GAAP. Note 26 to the annual audited Financial Statements provides a description of the principal differences between IFRS and U.S. GAAP as they relate to us, and a reconciliation to U.S. GAAP of net income (loss) and total shareholders’ equity.
General
     Set forth below is a summary of the results of operations (excluding our discontinued operations described below):

	Year Ended December 31,
	2006	2005	2004
	(In millions of Dollars)
Consolidated Transportation Revenues
Maritime Operations	$146.4	$159.6	$127.8
Ports and Terminals Operations	8.1	38.8	26.6
Logistics Operations	93.9	108.4	97.6
Intercompany revenues	(0.3)	(0.2)	(1.0)

Total	$248.1	$306.6	$251.0

Income on Transportation
Maritime Operations	$31.3	$22.2	$14.7
Ports and Terminals Operations	1.4	0.9	0.4
Logistics Operations	(2.4)	(1.0)	4.3
Shared corporate costs	(19.2)	(17.4)	(16.0)

Total	$11.1	$4.7	$3.4

Discontinued Operations
          See Note 2 to our Financial Statements for further details.
          The summary of operating results from discontinued operations is as follows:
     Income Statement

	Year Ended December 31,
	2006	2005(1)	2004(1)
	(In thousands of Dollars)
Income Statement
Transportation revenues	—	$157,459	$679,328
Income on transportation	—	$29,733	$125,868

(1)	Reflects railroad operations as discontinued operations
Transportation Revenues

	Year Ended December 31,
	2006	2005(1)	2004 (1)
	(In thousands of Dollars)
Railroad Operations	—	$170,088	$699,223
Intercompany Revenues	—	(12,629)	(19,895)

Total	—	$157,459	$679,328

(1)	Reflects railroad operations as discontinued operations
     For the year ended December 31, 2005, revenues for railroad operations include only three months of operations because of the TFM disposition on April 1, 2005 (See Note 2 Financial Statements).
Operating Income

	Year Ended December 31,
	2006	2005(1)	2004(1)
	(In thousands of Dollars)
Railroad Operations	—	$29,733	$125,868

(1)	Reflects railroad operations as discontinued operations
     For the year ended December 31, 2005, operating income for railroad operations included only three months of operations because of the TFM disposition on April 1, 2005 (See Note 2 Financial Statements).

     Fiscal Year ended December 31, 2006 Compared to Fiscal Year ended December 31, 2005
     Revenues from operations for the year ended December 31, 2006 were $248.1 million compared to $306.6 million for the year ended December 31, 2005. The revenues reported were reduced at all Grupo TMM divisions.

	Consolidated Transportation Revenues
	($ in millions)
	Years Ended December 31,
					Y2006 vs.
		% of Net		% of Net	Y2005
	2006	Revenues	2005	Revenues	% Change
Ports and Terminals Operations	$8.1	3.3%	$38.8	12.7%	(79.1)%
Maritime Operations	146.4	59.0%	159.6	52.0%	(8.3)%
Logistics Operations	93.9	37.8%	108.4	35.4%	(13.4)%
Intercompany Revenues (*)	(0.3)	(0.1)%	(0.2)	(0.1)%	50.0%

Total	$248.1	100.0%	$306.6	100.0%	(19.1)%

(*)	Represents the elimination of intercompany transactions between segments. Ports and Terminals Operations
     Ports and Terminals operations’ revenues decreased 79.1% to $8.1 million in the year ended December 31, 2006 and accounted for 3.3% of net total revenues compared to $38.8 million for 2005. These revenues were impacted due mainly to the sale of Colombian assets and the effect of the reclassification of the revenues net in shipping agencies business. At Acapulco, the revenues by handling automobile improved 27.5% due to increased export volumes to South America and Asia from 25,963 to 37,452 units from 2005 and 2006, respectively. Such increase is in spite of a decrease in cruise ship calls mainly due to the mechanical failure of one of our customer’s cruiseship vessels.
     Maritime Operations
     Maritime Operations’ revenues decreased 8.3% to $146.4 million in 2006 and accounted for 59.0% of net total revenues compared to $159.6 million in 2005. This decrease was mainly attributable to a decrease in revenues of 18.6% and 3.5% in services related to supplies ships and product tankers, respectively, compared to 2005. These decreases were mainly attributable to less vessels in operation and an atypical year of dry dock requirements.
     Logistics Operations
     Logistics operations’ revenues decreased by 13.4% to $93.8 million in 2006 and accounted for 37.8% of net total revenues compared to $108.4 million in 2005. These revenues were impacted mainly because of the termination of services as a result of the breach by Kansas City Southern de México, a KCS affiliate, of certain service agreements (see “Disposition of Grupo TMM’s interest in Grupo TFM to KCS — Marketing Arrangements”) and the ending of non-profitable businesses. Trucking revenues increased by 32.1% to $35.6 million due mainly to the acquisition of new operative equipment during the year.
Income on Transportation
     Under IFRS, income on transportation reflects revenues on transportation minus operating costs and expenses. Reference to operating income in this Annual Report refers to income on transportation; plus/minus the effect of other income (expenses) as presented in the Financial Statements included in this Annual Report.
     Total costs and expenses in the year ended December 31, 2006 decreased 21.5% to $237.0 million from $301.9 million in the year ended December 31, 2005. This decrease was mainly attributable to a decrease of 37.7% in leases and other rents and 32.6% in purchased services. Operating income increased to $11.1 million in the year ended December 31, 2006 from an operating profit of $4.7 million incurred in the year ended December 31, 2005.

	Grupo TMM Operations
	Income on Transportation (1)(2)(3)
	($ in millions)
	Year Ended December 31,
			Y2006 vs.
			Y2005
			%
	2006	2005	Change
Ports and Terminals Operations	$1.4	$0.9	55.6%
Maritime Operations	31.3	22.2	41.0%
Logistics Operations	(2.4)	(1.0)	(140.0)%
Shared Corporate Costs	(19.2)	(17.4)	(10.3)%

Total	$11.1	$4.7	136.2%

(1)	Operating results are reported as Income on Transportation in our Financial Statements included elsewhere in this Annual Report.

(2)	Includes estimated allocated administrative costs. For 2006: $1.6 million in Ports and Terminals Operations, $5.1 million in Maritime operations, $5.9 million in Logistics Operations and $19.3 million in Shared Corporate Costs. For 2005: $4.0 million in Ports and Terminals Operations, $4.4 million in Maritime operations, $5.9 million in Logistics Operations and $17.4 million in Shared Corporate Costs.

(3)	Includes Restructuring Expenses. In 2005: $0.1 million in Maritime operations, $1.2 millions in Logistics operations, $0.3 millions in Ports and Terminals operations and $0.4 million in shared corporate costs.
     Ports and Terminals Operations
     Ports and Terminals Operations’ operating profit for the year ended December 31, 2006 increased to $1.4 million (including $1.6 million of estimated allocated administrative costs) compared to $0.9 million (including $4.0 million of estimated allocated administrative costs) for the year ended December 31, 2005. This increase was mainly due to an improvement in auto handling revenues at Acapulco of 27.5% to $1.7 million in the year ended December 31, 2006 as export volumes to Japan and South America increased from 25,963 automobiles in 2005 to 37,452 in 2006 while overall costs at Acapulco remained stable.
     Maritime Operations
     Maritime Operations’ operating profit for the year ended December 31, 2006 increased to $31.3 million (including $5.1 million of estimated allocated administrative costs) from $22.2 million (including $4.4 million of estimated allocated administrative costs) for the year ended December 31, 2005. This increase was mainly due to a reduction of 21.5% in costs and expenses in the year ended December 31, 2006 as a result of increased owned offshore and tanker vessels in operation compared to the year ended December 31, 2005.
     Logistics Operations
     Logistics Operations incurred operating loss for the year ended December 31, 2006 of $2.4 million (including $5.9 million of estimated allocated administrative costs) from a $1.0 million loss (including $5.9 million of estimated allocated administrative costs) for the year ended December 31, 2005. Operating loss in the year ended December 31, 2006 was impacted by the termination of services as a result of the breach by Kansas City Southern de Mexico of certain service agreements (see “Disposition of Grupo TMM’s interest in Grupo TFM to KCS — Marketing Arrangements”) and by the costs associated with terminating unprofitable operations.
Financial Expenses and Income — Net

	Financial Expenses and Income, Net
	($ in millions)
	Year Ended December 31,
			Y2006
			vs.
			Y2005
	2006	2005	% Change
Financial expenses and income — net	$55.8	$89.6	37.7%
     Net financial expense incurred in the year ended December 31, 2006 was $55.8 million compared to net financial expense of $89.6 million in the year ended December 31, 2005. Net financial expense included a net exchange loss of $0.4 million in 2006 and a net exchange gain of $1.3 million in 2005. Financial costs decreased mainly due to a reduction of $47.3 million in the interest and principal amount on the 2007 Notes. The decrease was partially offset by an increase of $8.5 million of interest from new borrowings and $7.0 million of additional amortization of expenses capitalized from debt restructuring with expenses arising from the payment of $331.0 million in January 2006 and $155.8 million in September 2006 of principal amounts on the 2007 Notes.
Other (Expense) Income — Net

	Other (Expense) Income, Net
	($ in millions)
	Year Ended December 31,
			Y2006
			vs.
			Y2005
	2006	2005	% Change
Other (expense) income, net	$(24.1)	$(1.0)	(2310.0)%
     Other (expenses) income — net loss of $24.1 million in the year ended December 31, 2006 mainly included a $21.3 million of impairment test in long-lived assets, $1.5 million of provision for the management fee to SSA, $1.1 million of provision for the labors contingencies, $0.5 million of credit related with recognized of the participation in subsidiaries not consolidated and others.
Benefit for Income Taxes

	Benefit for Income Taxes
	($ in millions)
	Year Ended December 31,
			Y2006
			vs.
			Y2005
	2006	2005	% Change
Benefit for income taxes	$27.8	$62.0	(55.2)%
     A tax benefit of $27.8 million was reported in the year ended December 31, 2006 compared to a tax benefit of $62.0 million reported in the year ended December 31, 2005. This decrease was mainly attributable to a significant amount of fiscal assets.
Minority Interest

	Minority Interest
	($ in millions)
	Year Ended December 31,
			Y2006
			vs.
			Y2005
	2006	2005	% Change
Minority interest	$0.5	$4.2	(88.1)%
     Minority interest was reduced to $0.5 million in the year ended December 31, 2006 from $4.2 million in the year ended December 31, 2005. This decrease resulted from the acquisition of minority interest belonging to minority shareholders.
Net Income for the year, attributable to equity holders of the Grupo TMM.

	Net Income ($ in millions)
	Year Ended December 31,
			Y2006
			vs.
			Y2005
	2006	2005	% Change
Net income for the period	$69.9	$171.3	(59.2)%

     In the year ended December 31, 2006, we incurred net income of $69.9 million or income of $1.2 dollars per share, which included income of $111.4 million from discontinued operations. In the year ended December 31, 2005, we reported a net income of $171.3 million or income $3.0 dollars per share, which included income of $199.3 million from discontinued operations.
Fiscal Year ended December 31, 2005 Compared to Fiscal Year ended December 31, 2004
     Revenues from operations for the year ended December 31, 2005 were $306.6 million compared to $251.0 million for the year ended December 31, 2004. Improved revenues were reported at all Grupo TMM divisions.

	Consolidated Transportation Revenues
	($ in millions)
	Years Ended December 31,
					Y2005 vs.
		% of Net		% of Net	Y2004
	2005	Revenues	2004	Revenues	% Change
Ports and Terminals Operations	$38.8	12.7%	$26.6	10.6%	45.9%
Maritime Operations	159.6	52.0%	127.8	50.9%	24.9%
Logistics Operations	108.4	35.4%	97.6	38.9%	11.1%
Intercompany Revenues (*)	(0.2)	(0.1%)	(1.0)	(0.4%)	80.0%

Total	$306.6	100.0%	$251.0	100.0%	22.2%

(*)	Represents the elimination of intercompany transactions between segments. Ports and Terminals Operations
     Ports and Terminals operations’ revenues improved 45.9% to $38.8 million in the year ended December 31, 2005 and accounted for 12.7% of net total revenues compared to $26.6 million for 2004. At Acapulco, revenues increased by 33.6% in the cruise ship business as a result of increased ship calls and 49.1% in the car-handling business as export volumes increased by 40.4% in 2005 compared to 2004. In 2005, we handled automobile exports for Volkswagen, Chrysler and Nissan to South America and Asia. Shipping agencies’ revenues increased 27.0% from 2004 to 2005.
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
     Logistics Operations
     Logistics operations’ revenues increased by 11.1% to $108.4 million in 2005 and accounted for 35.4% of net total revenues compared to $97.6 million in 2004. This increase was mainly due to the start-up services related to the movement of Ford Motor Company vehicles in Mexico. In April 2004, Ford Motor Company signed an automotive logistic outsourcing contract with TFM, which in turn subcontracted TMM Logistics to provide logistic operations services at the Ford assembly plant in Cuautitlán Izcalli through a Vehicle Distribution Center, providing overall logistics solutions for national distribution (through a number of transport providers) of all new vehicles of Ford Motor Company in Mexico. Nevertheless, this contract was ended on March 2006 as result of, among other things, the sale of Grupo TFM to KCS. See “Recent Developments — Disposition of Grupo TMM’s interest in Grupo TFM to KCS — The Amended Acquisition Agreement.”
Income on Transportation
     Under IFRS, income on transportation reflects revenues on transportation minus operating costs and expenses. Reference to operating income in this Annual Report refers to income on transportation; plus/minus the effect of other income (expenses) as presented in the Financial Statements included in this Annual Report.
     Total costs and expenses in the year ended December 31, 2005 increased 21.9% to $301.9 million from $247.6 million in the year ended December 31, 2004. This increase was mainly attributable to an increase of 20.9% in leases and other rents and 43.3% in purchased services. Operating income increased to $4.7 million in the year ended December 31, 2005 from an operating profit of $3.4 million incurred in the year ended December 31, 2004.

	Grupo TMM Operations
	Income on Transportation (1)(2)(3)
	($ in millions)
	Year Ended December 31,
			Y2005vs.
			Y2004
	2005	2004	% Change
Ports and Terminals Operations	$0.9	$0.4	125.0%
Maritime Operations	22.2	14.7	51.0%
Logistics Operations	(1.0)	4.3	(123.3)%
Shared Corporate Costs	(17.4)	(16.0)	(8.7)%

Total	$4.7	$3.4	61.5%

(1)	Operating results are reported as Income on Transportation in our Financial Statements included elsewhere in this Annual Report.

(2)	Includes estimated allocated administrative costs. For 2005: $4.0 million in Ports and Terminals Operations, $4.4 million in Maritime operations, $5.9 million in Logistics Operations and $17.4 million in Shared Corporate Costs. For 2004: $3.5 million in Ports and Terminals Operations, $4.5 million in Maritime operations, $5.4 million in Logistics Operations and $15.9 million in Shared Corporate Costs.

(3)	Includes Restructuring Expenses. In 2005: $0.1 million in Maritime operations, $1.2 million in Logistics operations, $0.3 million in Ports and Terminals operations and $0.4 million in shared corporate costs. For 2004: $0.2 million in Maritime operations and $0.6 million in Shared Corporate Costs.
     Ports and Terminals Operations
     Ports and Terminals Operations’ operating profit for the year ended December 31, 2005 increased $0.9 million (including $4.0 million of estimated allocated administrative costs) compared to $0.4 million (including $3.5 million of estimated allocated administrative costs) for the year ended December 31, 2004. This increase was mainly due to an increase in the number of cruise ship calls and automobiles handled at Acapulco.
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
     Logistics Operations
     Logistics Operations’ operating profit for the year ended December 31, 2005 decreased to loss of $1.0 million (including $5.9 million of estimated allocated administrative costs) from $4.3 million of profit (including $5.4 million of estimated allocated administrative costs) for the year ended December 31, 2004. This decrease was mainly due a decrease in Grupo TMM's operating activity levels with Grupo TFM as consequence of the Grupo TFM sale to KCS. Furthermore, Grupo TMM incurred severance cost and expenses derived from the decision to restructure these operations.
Financial Expenses and Income — Net

	Financial Expenses and Income, Net
	($ in millions)
	Year Ended December 31,
			Y2005
			vs.
			Y2004
	2005	2004	% Change
Financial expenses and income, net	$89.6	$85.3	5.0%
     Net financial expense incurred in the year ended December 31, 2005 was $89.6 million compared to net financial expense of $85.3 million in the year ended December 31, 2004. Net financial expense included a net exchange gain of $1.3 million in 2005 and a net exchange gain of $2.5 million in 2004. Financial costs increased mainly due to an increase of $10.8 million due to the higher interest rate and principal amount on the 2007 Notes, $3.0 million of interest by new borrowings and $4.5 million of additional amortization of expenses capitalized of debt restructuring, of $68.0 million due to be prepaid in April 2005 on the 2007 Notes. The increase was partially offset by the recognition of $13.5 million loss on the GM Put Option in 2004.
Other (Expenses) Income — Net

	Other (Expenses) Income, Net
	($ in millions)
	Year Ended December 31,
			Y2004
			vs.
			Y2005
	2005	2004	% Change
Other (expenses) income, net	$(1.0)	$16.3	(106.1)%
     Other (expenses) income — net loss of $1.0 million in the year ended December 31, 2005 mainly included a $3.5 million gain from sale of subsidiaries, $0.5 million in recoverable income taxes partially offset by a $3.3 million in impairment test goodwill adjustment and others. Other income net of $16.3 million in the year ended December 31, 2004 included mainly a $17.1 million gain in recoverable income taxes partially offset by a $0.7 million reserve for contingencies.
Benefit from (Provision for) Income Taxes

	Benefit from (Provision for) Income Taxes
	($ in millions)
	Year Ended December 31,
			Y2005
			vs.
			Y2004
	2005	2004	% Change
Benefit (provision) for income taxes	$62.0	$(43.7)	241.9%
     A tax benefit of $62.0 million was reported in the year ended December 31, 2005 compared to a tax provision of $43.7 million reported in the year ended December 31, 2004. This increase was mainly attributable to a significant amount of fiscal assets.

Minority Interest

	Minority Interest
	($ in millions)
	Year Ended December 31,
			Y2005
			vs.
			Y2004
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

	Net Income (Loss)
	($ in millions)
	Year Ended December 31,
			Y2005
			vs.
			Y2004
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
     Deferred Income Taxes. We apply the provisions of IAS 12, “Income Taxes,” and SFAS 109, “Accounting for Income Taxes.” The guidance under both IFRS and U.S. GAAP establishes that the recognition of net operating loss carryforwards should be based on the likelihood that such tax credits will be effectively used to offset future tax liabilities. In making such an evaluation we have to exercise significant judgment in estimating the level of future taxable income that we will generate and our projections take into consideration certain assumptions, some of which are under our control and others, which are not. Key assumptions include inflation rates, currency fluctuations and future revenue growth. If our assumptions are not accurate, the amount of tax credits we have recognized could be significantly impacted.
Differences between IFRS and U.S. GAAP
     The principal differences between IFRS and U.S. GAAP as they relate to us are those described in Note 26 to the annual audited Financial Statements. Each of these differences affects both net income and shareholders’ equity.
     The table below sets forth net income (loss) and total shareholders’ equity calculated in accordance with IFRS and in accordance with U.S. GAAP for the fiscal years ended December 31, 2006, 2005 and 2004.

	(in millions)
	Years ended December 31,
	2006	2005	2004
Net income (loss) for the year attributable to equity holders of Grupo TMM, S.A.B.
IFRS	$69.9	$171.3	$(102.5)
U.S. GAAP	75.6	111.6	(115.8)
Shareholders’ Equity (Deficiency) attributable to equity holders of the Grupo TMM, S.A.B.
IFRS	$182.7	$119.3	$(49.4)
U.S. GAAP	182.8	109.9	(3.2)
     The reconciliations presented in Note 26 to our Audited Financial Statements include all relevant individual adjustments between IFRS and U.S. GAAP as well as narrative descriptions discussing the basis for these adjustments.

Recent Accounting Pronouncements
     IFRS
     In December 2003, the International Accounting Standards Board (IASB) issued the revised version of fifteen standards, as a result of the Improvements Project. The revised International Accounting Standards (IAS) are:
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
     With the exception of IAS 3, the revised and new standards are effective for accounting periods commencing on or after January 1, 2005, with earlier application encouraged and form the so-called “2005 stable platform.” IFRS 3 applies to the accounting for business combinations for which the agreement date is on or after March 31, 2004. There were no business combinations by the Company in 2005, whereas in December 2006 the acquisition of Ademsa took place (See Note 1k).
     In December 2004, the IASB issued IFRS 6 Exploration for and Evaluation of Mineral Resources, which is effective for annual periods beginning on or after January 1, 2006, with earlier application encouraged.
     On December 16, 2004, the IASB issued an amendment to IAS 19 Employee Benefits. An entity shall apply the amendments relating to Multi-employer Plans (refer to paragraph 32A), Defined Benefit Plans that Share Risks between Various Entities under Common Control (refer to paragraphs 34-34b), Recognition of the Components of the Defined Benefit Cost in Profit or Loss (refer to paragraph 61) and Disclosure (refer to paragraphs 120-121) for annual periods beginning on or after January 1, 2006. Earlier application is encouraged. If an entity applies these amendments for a period beginning before January 1, 2006, it shall disclose that fact. The option regarding recognition of actuarial gains and losses (refer to paragraphs 93A-93D) may be used for annual periods ending on or after December 16, 2004. An entity using the option for annual periods beginning before January 1, 2006 shall also apply the amendments previously described (refer to IAS 19, paragraphs 32A, 34-34B, 61 and 120-121).
     During 2005, the IASB published IFRS 7 Financial Instruments: Disclosures and the Amendment to IAS 1 Presentation of Financial Statements- Capital Disclosures. The standard adds new disclosure requirements for financial instruments to those currently required by IAS 32 Financial Instruments: Disclosure and Presentation, replaces disclosure requirements of IAS 30 Disclosure in the Financial Statements of Banks and Similar Financial Institutions, and combines all these financial instrument disclosures in one new standard. Existing disclosures in IAS 30 and IAS 32 have been reviewed to remove unnecessarily onerous or duplicative disclosures. IFRS 7 supersedes IAS 30 and the disclosure requirements of IAS 32 but the presentation requirements of IAS 32 remain unchanged. The IFRS is effective for annual periods beginning on or after January 1, 2007. Earlier application is encouraged. Upon adoption of IFRS 7, the Company will have to disclose additional information about its financial instruments, their significance and the nature and extent of risks that they give rise to. There will be no effect on reported income or net assets.
     Due to the issuance of IFRS 7, some amendments to IAS 1 Presentation of Financial Statements were necessary. Requirements were added to IAS 1 that an entity shall disclose information that enables users of its financial statements to evaluate the entity’s objectives, policies and processes for managing capital.
     The IASB published amendments to IAS 39 Financial Instruments: Recognition and Measurement and to IFRS 4 Insurance Contracts. These changes also result in amendments to IAS 32 Financial Instruments: Disclosure and Presentation and to near final IFRS 7 Financial Instruments: Disclosures. An entity shall apply those amendments for annual periods beginning on or after January 1, 2006. Earlier application is encouraged.
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
     On November 30, 2006, the IASB issued a new standard, IFRS 8 – Operating Segments, as part of its short-term convergence project with the US Financial Accounting Standards Board (FASB). IFRS 8 replaces IAS 14 Segment Reporting and achieves broad convergence with the requirements of FASB Statement No. 131 Disclosures about Segments of an Enterprise and Related Information. There is also a consequential amendment to IAS 34 International Financial Reporting requiring entities to report extended information about operating segments in their international financial reports. IFRS 8 requires entities to adopt the “management approach” to reporting on its operating segments. Therefore, the information generally to be reported in annual financial statements would be what management uses internally for evaluating segment performance and deciding how to allocate resources to operating segments. IFRS 8 applies for annual periods beginning on or after January 1, 2009. Early adoption is permitted. The adoption of this standard will have little or no effect on the Company’s segment disclosure as it already follows the management approach.
     International Financial Reporting Interpretations Committee (“IFRIC”). The following interpretations will be adopted on their effective dates and will have no material impact on the Group’s financial statements:
IFRIC 4 “Determining whether an arrangement contains a lease,” issued in December 2004, is effective for periods commencing on or after January 1, 2006 and requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement;
IFRIC 8 “Scope of IFRS 2,” issued in January 2006, is effective for periods commencing on or after May 1, 2006; and
IFRIC 9 “Reassesment of embedded derivatives,” issued in March 2006, is effective for periods commencing on or after June 1, 2006.
     Interpretations in issue but not considered relevant to the activities of the Group are as follows:
IFRIC 1 “Changes in existing decommissioning, restoration and similar liabilities”;
IFRIC 2 “Members’ shares in cooperative entities and similar instruments”;
IFRIC 5 “Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds”;
IFRIC 6 “Liabilities arising from participating in a specific market – waste electrical and electronic equipment”; and
IFRIC 7 “Applying the restatement approach under IAS 29 “Financial reporting in hyperinflationary economies.”

     U.S. GAAP
     In February 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115, (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. This statement is effective for fiscal years beginning after November 15, 2007. The Company is required to adopt SFAS 159 in the first quarter of 2008 and is currently evaluating the impact that SFAS 159 will have on its consolidated financial statements.
     In September 2006, FASB issued SFAS No. 158, “Employers’ Accounting for Defined Pension and Other Postretirement Plans.” This SFAS required the following for defined pension and other postretirement plans:
(1)	Recognition in the statement of financial position of the overfunded or underfunded status of the plans.

(2)	Recognition as a component of other comprehensive income, net of tax, the actuarial gains and losses and the prior service costs and credits that arise during the period but are not recognized as components of net periodic benefit costs.

(3)	Recognition as an adjustment to retained earnings, net of tax, any remaining transition asset or transition obligation.

(4)	Measurement of defined benefit plan assets and obligations as of the date of the employer’s statement of financial position.

(5)	Disclosure of additional information in the notes to the consolidated financial statements about certain effects on periodic benefit costs in the upcoming fiscal year that arise from delayed recognition of the actuarial gains and losses and the prior service costs and credits.
     The Statement was effective for fiscal years ending after December 15, 2006, except for the requirement that the benefit plan assets and obligations be measured as of the date of the employer’s financial statement.
     In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements” (“SFAS 157”). SFAS 157 clarifies the definition of fair value, establishes a framework for measuring fair value in GAAP and expands the disclosure of fair value measurements. This statement is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently determining the effect, if any, the adoption of SFAS 157 will have on its financial statements.
     In September 2006, the Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides guidance for how errors should be evaluated to assess materiality from a quantitative perspective. SAB 108 permits companies to initially apply its provisions by either restating prior financial statements or recording the cumulative effect of initially applying the approach as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment to retained earnings. SAB 108 is required to be adopted for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have a material effect on the Company’s financial statements.
     In July 2006, the FASB issued Interpretation No. 48, or FIN 48, “Accounting for Uncertainty in Income Taxes-An Interpretation of SFAS 109.” FIN 48 clarifies the accounting for uncertainty in income taxes by creating a framework for how companies should recognize, measure, present and disclose in their financial statements uncertain tax positions that they have taken or expect to take in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006 and is required to be adopted by the Company beginning in the first quarter of fiscal 2007. Although the Company will continue to evaluate the application of FIN 48, the Company does not expect that adoption will have a material effect on the Company’s financial statements.

Liquidity and Capital Resources
     Our business is capital-intensive and requires ongoing expenditures for, among other things, improvements to ports and terminals, infrastructure and technology, capital expenditures for vessels and other equipment, leases and repair of equipment and maintenance of our vessels. Our principal sources of liquidity consist of cash flows from operations, existing cash balances, sales of assets and debt financing.
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
     As of December 31, 2006, Grupo TMM’s total debt amounted to $169.0 million, not including previously paid discounts and debt issuance costs of $0.1 million, and including $27.5 million of short-term debt, which includes $1.8 million of interest, and $141.4 million of long-term debt. The debt under securitization facilities amounted to $189.3 million, not including previously paid discounts and debt issuance costs of $7.6 million, and including $16.7 million of short-term, which includes $1.8 million of interest, and $180.2 million of long-term. Our total shareholders’ equity, including minority interest in consolidated subsidiaries, was $191.3 million, resulting in a debt-to-equity ratio of 1.9x.

     As of December 31, 2005, Grupo TMM’s total debt amounted to $582.7 million, not including previously paid discounts and debt issuance costs of $22.4 million, and including $35.5 million of short-term debt, which includes $22.0 million of interest, and $546.2 million of long-term debt. Our shareholders’ equity, including minority interest in consolidated subsidiaries, was $136.7 million, resulting in a debt-to-equity ratio of 4.3x.
     As of March 31, 2007, we had net working capital (current assets less current liabilities) of $54.1 million. We had net working capital of $66.1 million as of December 31, 2006 as compared to net working capital of $363.8 million as of December 31, 2005 and a net working capital of $1,046.4 million as of December 31, 2004. The decrease in net working capital from December 31, 2005 to December 31, 2006 is primarily attributable to the payment of our 2007 Notes.
     On February 12, 2007, we entered into an agreement for the purchase of two new building tugboats with Med Yilmaz Shipyard in Turkey, for an aggregate purchase price of $14 million, to be delivered in the months of September and October of 2007. We expect to finance the acquisition of these vessels through debt finance and to incorporate them into our tugboat service in the Port of Manzanillo. We believe that our working capital is sufficient to meet our requirements in connection with the work we currently intend to carry out in the near future.
     Information on Cash Flows
     Summary cash flow data follows for the years ended December 31, 2006, 2005 and 2004:

	Years Ended December 31,
	2006	2005	2004
	($ in thousands)
Operating activities	333,966	(332,295)	9,071
Investing activities	(103,255)	437,644	(13,904)
Financing activities	(261,926)	(98,767)	(13,992)

Net decrease in cash and cash equivalents	(31,215)	6,582	(18,825)
Cash and cash equivalents at beginning of year	52,921	46,339	65,164

Cash and cash equivalents at end of year	$21,706	$52,921	$46,339

     At the year ended December 31, 2006, the Company’s consolidated cash position decreased by $31.2 million from the year ended December 31, 2005. This decrease was mainly attributable to $184.3 million from the acquisition of fixed assets and the acquisition of subsidiaries share from minority shareholders and $443.5 million from the payment of debt and interest; and partially offset by $12.3 million provided from the sale of fixed assets, $330.9 million from restricted cash and $181.6 million received from securitization facilities.
     Our Cash Flows from Operating Activities
     Net cash flows provided by operating activities amounted to $334.0 million in the year ended December 31, 2006 compared to net cash used in operating activities of $332.3 million in the year ended December 31, 2005. This increase was mainly due to an increase of $330.9 million in restricted cash. Net cash provided by operating activities in the year ended December 31, 2004 was $9.1 million, decreasing by $341.4 million; this decrease was mainly due to an increase in restricted cash and net cash used in operations activities from discontinued operations in the year ended December 31, 2005.
     The following table summarizes cash flows from operating activities for the periods indicated:

	Years Ended December 31,
	2006	2005	2004
	($ in thousands)
Loss from continuing operations for the year	$(40,945)	$(23,871)	$(109,362)
Depreciation and amortization and other amortization	20,438	28,789	13,621

	Years Ended December 31,
	2006	2005	2004
	($ in thousands)
Amortization of discount on senior secured debentures	2,731	2,419	983
(Benefit) provision for income taxes	(27,815)	(62,021)	43,703
Gain on sale of fixed assets—net	(3,934)	(3,697)	(344)
Impairment test in long-lived assets	21,262	—	—
Total changes in operating assets and liabilities	362,229	(273,914)	60,470

Net cash provided by (used in) operating activities	$333,966	$(332,295)	$9,071

     Our Cash Flows from Investing Activities
     Net cash used in investing activities for the year ended December 31, 2006 was $103.3 million, which included $69.0 million net from the sale of subsidiaries, $154.3 million in acquisition of property, machinery and equipment and $30.0 million for the acquisition of subsidiaries’ shares from minority shareholders offset by $12.3 million from the sale of fixed assets. Net cash provided by investing activities for the year ended December 31, 2005 was $437.6 million, which included $581.1 million net from the sale of subsidiaries and $1.7 million from the sale of fixed assets offset by $107.0 million in acquisition of property, machinery and equipment and $38.1 million for the acquisition of subsidiaries’ shares from minority shareholders.
     Net cash used in investing activities in the year ended December 31, 2004 was $13.9 million, which included $15.3 million in the acquisition of property, machinery and equipment, offset by income $1.4 million from the sales of fixed assets.
     See “— Capital Expenditures and Divestitures” below for further details of capital expenditures and divestitures relating to the years 2006, 2005 and 2004.
     Our Cash Flows from Financing Activities
     In the year ended December 31, 2006, cash used in financing activities amounted to $261.9 million. This amount, in addition to proceeds from the sale of 18 million shares of KCS stock and $181.6 million of proceeds from our Securitization Facility, was mainly used to pay down $443.5 million in principal amount of our 2007 Notes and the corresponding interest. In the year ended December 31, 2005, cash used in financing activities amounted to $98.8 million, which was mainly used to pay down $77.4 million under our securitization facility and its interest and $21.4 million of our principal amount debt and its interest.
     In the year ended December 31, 2004, cash used in financing activities amounted to $14.0 million, which was mainly used to pay down $5.6 million of debt and its interest and $8.4 million under our securitization facility and its interest.
     Our current liquidity situation has been affected by our debt service requirements which have exceeded our operating profits, and our working capital, which has decreased compared to previous years. We plan to refinance our currently outstanding vessel loans (See “Recent Developments – Mexican Peso-Denominated Trust Certificates”), which may result in lower debt service and interest costs.
     Business Plan
     Until 2005, the Company had limited its capital expenditures in fixed assets due to its liquidity difficulties and indebtedness restrictions. In 2005 and 2006, the Company made significant capital expenditures as described below in “Capital Expenditures and Divestitures.”
     Maritime Operations. As part of our business plan to have a wholly owned division, we acquired the remaining 40% stake interest in each of the offshore and tugboat businesses. With regard to our product tanker business, we have entered into 2 product tanker contracts with PEMEX under bareboat charters for a 5-year term, which started operations in July 2005. Although PEMEX had not sought any bids for long-term charter tanker contracts since 1993, we believe there generally has been a demand for exploration and distribution services increasing within

Mexico which we will try to service through medium- and long-term contracts, meeting the market requirements of new generation vessels of higher-rated and deeper-water capabilities.
     Ports and Terminals Operations. We own over 2,000 acres of land in the port of Tuxpan. We believe this greenfield could be used in the future in connection with the development of Tuxpan as a major seaport.
     Logistics Operations. We intend to expand our alliances with leading companies in multimodal transportation and logistics, purchase equipment that will enable us to perform services we previously outsourced, and obtain more contracts based on our “Mixing Centers” concept for the Mexican automotive industry. We also intend to participate further in the warehousing business and other land transportation and logistics related businesses.
     If we decide to pursue the above mentioned projects, we intend to finance them through secured credit arrangements and other asset-backed financings. We cannot assure any of the plans mentioned above will succeed or that we will obtain any additional financing necessary to pursue our business plans.
     Our Ability to Continue as a Going Concern
     In our audited report for the year ended 2004, our independent auditors expressed substantial doubt about our ability to continue as a “going concern.” The report observes that in 2004 (i) the Company incurred a net loss of $102,547 and (ii) the Company had an accumulated deficit of $170,517. Under Mexican law, when a company has accumulated losses in excess of two-thirds of its capital stock, any third party with legal interest may request the corresponding judicial authorities to declare the dissolution of the company. This situation no longer existed in 2005 when the Company obtained enough net income to absorb all accumulated losses. However, in our audited report for the period ended December 31, 2006, our independent auditors indicated that a substantial doubt exists as to our continuation as a going concern because we have sustained substantial losses from continuing operations during the past five years.
     Although Grupo TMM reduced its debt and financial expense in a material way in 2005 and 2006, and improved its income on transportation, it experienced a net operating loss in 2006. Our ability to continue as a going concern is subject to our ability to generate sufficient profits and/or obtain necessary funding from outside sources.
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
     Capital Expenditures and Divestitures
     The following tables set forth our principal capital expenditures and divestitures during the last three years:
Our Principal Capital Expenditures for the Last Three Years
($ in millions)

	Years Ended December 31,
	2006 (a)	2005 (b)	2004 (c)
Capital Expenditures by Segment:
Ports and Terminals	$1.0	$1.3	$0.6
Specialized Maritime	159.5	93.7	4.3
Logistics	22.3	12.1	7.0
Corporate	1.5	38.0	3.4

Total	$184.3	$145.1	$15.3

(a)	In 2006, capital expenditures include: (i) Ports and Terminals Operations: $0.9 million in construction in process for the expansion and maintenance of port and terminal facilities and $0.1 million in other related assets; (ii) Maritime Operations: $127.4 million in acquisition of vessels, $11.0 million in construction in process for the expansion and $21.1 in acquisition of shares of subsidiaries to minority shareholders, (iii) Logistics Operations: $4.8 million in construction in process, $8.8 million in acquisition of a subsidiary and $8.7 million in operation equipment and fixed assets related ; and (iv) Corporate: $1.5 million in strategic corporate projects.

(b)	In 2005, capital expenditures include: (i) Ports and Terminals Operations: $0.6 million in construction in process for the expansion and maintenance of port and terminal facilities and $0.7 million in other related assets; (ii) Maritime Operations: $87.7 million in acquisition of vessels and $4.4 in acquisition of shares of subsidiaries to minority shareholders, (iii) Logistics Operations: $7.8 million in construction in process and $4.3 million in operation equipment and fixed assets related ; and (iv) Corporate: $3.9 million in strategic corporate projects and $34.1 million acquisition of shares of subsidiaries to minority shareholders.

(c)	In 2004, capital expenditures include: (i) Ports and Terminals Operations: $0.3 million in construction in process for the expansion and maintenance of port and terminal facilities and $0.3 million in other related assets; (ii) Maritime Operations: $4.3 million in equipment improvements; (iii) Logistics Operations: $6.8 million in construction in process and $0.2 million in other fixed assets; and (iv) Corporate: $3.4 million in strategic corporate projects and other shared fixed assets.

Our Principal Capital Divestitures for the Last Three Years
($ in millions)

	Years Ended December 31,
	2006 (a)	2005 (b)	2004 (c)
Capital Divestitures:
Sale of shares in subsidiary	$—	$581.0	$—
Other assets	12.3	1.7	1.4

Total	$12.3	$582.7	$1.4

(a)	In 2006, capital divestitures include $12.3 million from the sale of other fixed assets.

(b)	In 2005, capital divestitures include: (i) $560.0 million from the sale of 51% participation on GTFM to KCS and $21.0 million from the sale of shares of other subsidiaries and (ii) $1.7 million from the sale of other fixed assets.

(c)	In 2004, capital divestitures include: (i) $0.6 million from the sale of vessels and (ii) $0.8 million from the sale of other fixed assets
     Outlook on Capital Expenditures
     In early 2006, we made significant capital expenditures for the purchase of Marmex’s 40 percent shares from Seacor, the purchase of eight offshore vessels, the conversion to owned status of three offshore vessels under lease, the purchase of the remaining 40 percent minority stake held by Smit in our harbor towing business and the acquisition of additional trucking equipment and technology. We are pursuing expansion possibilities, and we expect to incur significant capital expenditures in the future. During 2007 and coming years, we expect to incur significant capital expenditures on transportation assets, including but not limited to additional chemical carriers, tugboats, tankers and offshore vessels.
     Indebtedness
     Securitization Facility
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
     On April 5, 2005, there was approximately $70.5 million of aggregate principal amount and interest on Certificates outstanding under the securitization facility, which was paid by the Company on such date using the cash proceeds received from the sale of Grupo TFM to KCS (See “Disposition of Grupo TMM’s interest in Grupo TFM to KCS — The Amended Acquisition Agreement”).
     On September 25, 2006, the Company entered into a securitization facility with Deutsche Bank, AG for $200.0 million, using many of the structural features of the previous securitization transactions. As of December 31, 2006, the outstanding balance under the securitization facility was $195.2 million bearing a fixed annual rate of approximately 12.5%. This new securitization facility also had $6.5 million in restricted cash as of such date.

     Under the terms of the Securitization Facility, the Company pledged to Deutsche Bank AG (as certificateholder), the collection rights associated with the Indemnity Escrow Note (see “Disposition of Grupo TMM’s interest in Grupo TFM to KCS”). The consideration paid by KCS under the Indemnity Escrow Note will be released to the Company absent an event of default. If an event of default exists and is continuing as defined in the securitization facility, the Indemnity Escrow Note proceeds will be applied to the repayment of a like amount of certificates under the securitization facility.
     In addition, the proceeds associated with the VAT Escrow Note (see “TFM VAT Award; VAT Contingency Payment and VAT Escrow”) will be applied towards the reduction in certificates under the Securitization facility no later than 6 months after the receipt of such proceeds.
     Product Tanker and Offshore Vessel Financings
     As of December 31, 2006, we had an aggregate principal amount of $56.0 million outstanding under a 5-year loan facility with Natixis (formerly Natexis Banques Populaires) which matures in 2010. Proceeds from this loan facility were used to purchase two medium-range class, double-hull product tankers which are serving Pemex under 5-year bareboat charter contracts with attached technical management agreements. The obligation under this indebtedness is payable in Dollars and the aggregate cost of the facility is approximately 8.0% fixed. As of December 31, 2006 we had an aggregate principal amount of $110.1 million outstanding under various loan facilities with DZ Bank AG, the Bank of Tokyo-Mitsubishi and West LB AG with maturities ranging from 4 to 7 years and fixed interest costs ranging from 8.1% to 8.6% (See Note 13 to the accompanying financial statements).
     Capital Leases
     The amounts outstanding under our capital leases represent payment obligations under a capital lease agreement, which matured in May 2005 for the financing of a container-handling crane. The agreement contained standard provisions for this type of transaction under which, among other things, we had the option to purchase the financed assets at the end of the lease term at a previously determined price. As of December 31, 2006, the Company had no outstanding capital lease obligations.
     Operating Leases
     Vessel, Transportation Equipment and Other Operating Leases
     We lease vessels, transportation and container-handling equipment, our corporate office building and other assets under agreements which are classified as operating leases. The terms of these lease agreements vary from 1 to 15 years and contain standard provisions for these types of operating agreements.
     Grupo TMM 9 1/2 % Notes due 2003 and Grupo TMM 10 1/4 % Senior Notes due 2006
     We issued the 2003 notes on May 15, 1993, in an aggregate principal amount of $200 million, of which approximately $176.9 million in aggregate principal amount were outstanding as of August 10, 2004. The 2003 notes were issued pursuant to an indenture between us and Citibank, N.A. as trustee, and they accrued interest at a rate of 9 1 /2 % per annum. The 2003 notes were unsecured, unsubordinated obligations, ranked pari passu in right of payment with all of our then existing and future unsecured, unsubordinated obligations, and were senior in right of payment to all of our future subordinated indebtedness.
     We issued the 2006 notes on November 15, 1996, in an aggregate principal amount of $200 million, of which approximately $2.9 million were outstanding as of December 31, 2005. The 2006 notes were issued pursuant to an indenture between us and The Bank of New York as trustee, and accrued interest at a rate of 10 1 / 4 % per annum. We were required to make interest payments on the 2006 notes on every May 15 and November 15 until maturity. The 2006 notes matured on November 15, 2006 and were unsecured, unsubordinated obligations, ranked pari passu in right of payment with all of our existing and future unsecured, unsubordinated obligations, and were senior in right of payment to all of our future subordinated indebtedness.
     The 2003 notes matured on May 15, 2003, and on such date the Company defaulted on its obligation to pay the principal amount and accrued unpaid interest on such notes and the accrued unpaid interest on its 2006 notes. As a result, the Company began negotiations with a representative committee of holders of 2003 notes and 2006 notes, engaging the firms of Miller, Buckfire, Lewis LLC (now Miller, Buckfire LLC) and Milbank, Tweed, Hadley &

McCloy LLP as its financial and legal advisors, respectively, in the United States; and the firms Elek, Moreno-Valle y Asociados, S.C. and Quijano, Cortina, Lopez y De la Torre, S.C. as its financial and legal advisors, respectively, in Mexico. The Company also supported the creation of an ad hoc committee of holders of 2003 notes and 2006 notes, who engaged Houlihan, Lokey, Howard & Zukin and Akin, Gump, Strauss, Hauer & Feld as its financial and legal advisors, respectively, in the United States; and Franck, Galicia y Robles, S.C. (now Galicia y Robles, S.C.) as the committee’s legal advisors in Mexico.
     After several months of negotiations, on August 11, 2004, Grupo TMM completed the Exchange Offer of its 2007 Notes upon the closing of a private exchange offer, which closed simultaneously with a public exchange offer for the Company’s 2003 and 2006 notes. Pursuant to the Exchange Offer, an aggregate amount of $170.7 million or approximately 96.5% of the 2003 notes and an aggregate amount of $197.1 million or approximately 98.6% of the 2006 notes were tendered. Holders of the 2003 and 2006 notes who tendered their respective 2003 and 2006 notes pursuant to the Exchange Offer received approximately $459.5 million aggregate principal amount of Senior 2007 Notes. On August 11, 2004, upon consummation of the Exchange Offer and Consent Solicitation, substantially all of the restrictive covenants under the 2006 notes were eliminated.
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
     On November 15, 2006, the Company paid the outstanding balance of $2.9 million in principal and $0.15 million in accrued interest on the 2006 notes that were not tendered in the Exchange Offer.
     Grupo TMM Senior Secured Notes due 2007
     The 2007 Notes represented a three-year senior secured (by substantially all of the assets of the Company and its material subsidiaries) obligation (extendable to four years at the option of the Company under certain circumstances), for an initial principal amount of $508,703,000 and with an initial annual interest rate of 10.5% if interest was paid entirely in cash, or of 12.0% if the Company elected to pay the interest due in a combination of a minimum of 2% annually in cash and the remainder in kind (through the issuance of additional 2007 Notes or Company ADSs).
     On January 17, 2006, the Company used the proceeds resulting from the sale of 18 million shares of Kansas City Southern stock for an aggregate gross cash consideration of $400.5 million to redeem a partial amount of New Notes due 2007. As a result of this partial redemption, the Company also received a reduction in the interest rate payable in the New Notes due 2007, with 9.50% as the resulting rate. On May 15, 2006, the Company made another partial redemption of $1.1 million of New Notes due 2007, resulting in an aggregate outstanding balance of $155.8 million.
     With the proceeds from the Securitization program on September 25, 2006, the Company redeemed the balance of $155.8 million of Notes due 2007 in full. The total amount paid by the Company, including principal, accrued interest, fees and other expenses as contemplated under the indenture of the New Notes due 2007 was $159.9 million.
     Senior Convertible Notes
     We issued note-linked securities in connection with the Senior Convertible Notes, but as of the date hereof there are no longer any outstanding obligations with respect to such note-linked securities. On June 5, 2006, we paid approximately $1.8 million arising from a judgment in connection with the lawsuit commenced on September 15, 2003 on behalf of HFTP Investment, L.L.C., Gaia Offshore Master Fund Ltd. and Caerus Fund, Ltd. as a result of an adjustment to the conversion price and number of ADSs of the Company issuable upon exercise of the Company’s note-linked securities. See Item 8. “Financial Information — A. Legal Proceedings — Other Legal Proceedings.”

     Other Debt
     As of December 31, 2006, our newly acquired warehousing subsidiary had an aggregate principal amount of $1.0 million outstanding under various short-term loan facilities denominated in Pesos with local banks. The average interest rate on this debt was 11.45% in Pesos.
     Trend Information
     Historically, a substantial portion of the revenue produced at our specialized maritime businesses has been achieved through contracts with PEMEX. In 2004, for example, approximately 57% of the revenue generated by the Maritime Operations resulted from contracts with PEMEX as did approximately 52% of the revenue generated by the Maritime Operations in 2005 and 42% in 2006. We believe that we will further increase our revenues in this business segment going forward.
     The future success of our logistics business depends upon our ability to enter into contracts to provide integrated logistics and shipping services to large automobile manufacturers such as Volkswagen, Nissan, and others. We compete for this business primarily on the basis of our: (i) logistics expertise, (ii) ability to continue developing warehousing, logistics and other land transportation infrastructure, and (iii) ability to provide state-of-the-art systems. In July 2004 TFM (now KCSM) signed a contract with Ford Motor Co. and subcontracted TMM Logistics for the execution of this agreement. This automotive logistics contract was ended on March 31, 2006, resulting in a reduction in our logistics business revenues.
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
     We have funded capital expenditures with funds from operating cash flows and expect to seek additional financing through secured credit arrangements and asset-backed financings for additional capital expenditures.
Off-Balance Sheet Arrangements
     As of December 31, 2006, we did not have any off-balance sheet arrangements. We report our assets and liabilities according to the current International Financial Reporting Standards.
Contractual Obligations
     The following table outlines our obligations for payments under our capital leases, debt obligations, operating leases and other financing arrangements for the periods indicated as of December 31, 2006:

	Less than			More than
Indebtedness (1)	1 year	1-3 years	3-5 years	5 years	Total
	(Dollars in thousands, unless noted otherwise)
Product Tanker Financings (2)	10,544	20,502	25,523	—	56,569
Offshore Vessels Financings (3)	15,970	26,207	19,943	49,226	111,346
Other debt (4)	1,041	—	—	—	1,041

Total	$27,555	$46,709	$45,466	$49,226	$168,956

	Less than			More than
Operating Lease Obligations (5)	1 year	1-3 years	3-5 years	5 years	Total
Vessel, Transportation Equipment and Other Operating Leases	$14,809	$23,238	$15,961	$43,437	$97,446

Total	$14,809	$23,238	$15,961	$43,437	$97,446

	Less than			More than
Other (6)	1 year	1-3 years	3-5 years	5 years	Total
Securitization facility	$9,161	$36,054	$107,984	$36,146	$189,345

Total	$9,161	$36,054	$107,984	$36,146	$189,345

TOTAL	$51,525	$106,001	$169,411	$128,809	$455,747

(1)	These amounts include principal payments and accrued and unpaid interest as of December 31, 2006.

(2)	Debt allocated in two SPCs in connection with the financing of two Tanker Vessels.

(3)	Debt allocated in three SPCs in connection with the financing of twenty-three Offshore Vessels.

(4)	Debt allocated in ADEMSA denominated in Mexican Pesos.

(5)	These amounts include the minimum lease payments.

(6)	These amounts include principal payments and accrued and unpaid interest as of December 31, 2006 under the securitization facility.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors and Senior Management
     Board of Directors
     Our Estatutos Sociales, or Bylaws, provide that our board of directors shall consist of not less than seven and not more than 21 directors, without prejudice to the appointment of their respective alternates. We currently have eight directors on our board. Our board of directors is elected annually by a majority vote of our shareholders and is responsible for the management of the Company. The Company does not have any agreements to pay benefits to any directors upon termination of their employment.
     Our current Board of Directors was elected at our Extraordinary General Shareholder’s Meeting held on December 20, 2006 and ratified at the Company’s Annual General Ordinary Shareholders’ Meeting held on April 30, 2007. Our directors and alternate directors, their principal occupations and years of service (rounded to the nearest year) as a director or alternate director are as follows:

		Years as a
		Director or
		Alternate
Name	Principal Occupation	Director	Age
Directors
José F. Serrano Segovia	Chairman of the Board and Chief Executive Officer of Grupo TMM	35	66
Ramón Serrano Segovia	First Vice-chairman of Grupo TMM	16	60
Maria Josefa Serrano Segovia	Second Vice-chairman of Grupo TMM	1	61
José Luis Salas Cacho	Private Investor	2	53
Ignacio Rodriguez Rocha	Attorney	16	70
Lorenzo Cué Sánchez Navarro	Private Investor	16	40
Luis Martinez Argüello	Private Investor	2	66
Sergio Chedraui Eguia	Private Investor	1	30

		Years as a
		Director or
		Alternate
Name	Principal Occupation	Director	Age
Alternate Directors
José Serrano Cuevas	Private Investor	8	26
Antonio Cué Sánchez Navarro	Private Investor	16	40
Jaime Zabludovsky Kuper	Private Investor	2	51
Paloma Serrano de Chedraui	Private Investor	1	26
     The directors (whenever elected) shall remain in office for the period of time stated below, calculated from the date of their appointment. The directors may be reelected and, in case of the failure to appoint their substitute or, if the designated substitute does not take office, the directors in office being substituted shall continue to perform their duties for up to thirty calendar days following the date of expiry of the term for which they were appointed, as described below. For further information see Item 10. “Additional Information – Board of Directors.”

Position in the Board of Directors	Term
Chairman First Vice-Chairman	7 years 7 years
Second Vice-Chairman	Between 3 and 7 years (As determined by the General Shareholders’ Meeting that elects him.)
Vocal Directors	1 year
José F. Serrano Segovia
Mr. José F. Serrano was born on November 22, 1940. He has served as Chairman and Chief Executive Officer of Grupo TMM since 1992. Throughout his professional career, he has owned several family-owned companies in Mexico. Among the most outstanding positions of his professional and entrepreneurial career are: Chairman of the Executive Committee and Chairman of the Board of Grupo Anáhuac, S.A. de C.V. and Chairman of the Executive Committee and Chairman of the Board of Hules Mexicanos, S.A. de C.V. Mr. José F. Serrano holds a master’s degree in engineering from Villanova University in Pennsylvania, U.S.A.
Ramón Serrano Segovia
Mr. Serrano was born on April 6, 1947. Mr. Serrano has served as Vice Chairman of the Board of Directors of Grupo TMM since 1991. In the past, Mr. Serrano served as Vice President of several companies owned by the Serrano Family such as Cementos Anáhuac, S.A. and Hules Mexicanos, S.A. de C.V.
Maria Josefa Cuevas de Serrano
Mrs. Serrano was born on June 16, 1946. Mrs. Serrano has served as the Second Vice Chairman of the Board of Directors of Grupo TMM since 2006. Mrs. Serrano is the founder of the Sociedad Internacional de Valores de Arte Mexicano, A.C. (SIVAM), which promotes classical music and outreach for talented artists in Mexico. Additionally, she is an active promoter of Mexican art in Mexico and abroad.
José Luis Salas Cacho
Mr. Salas was born on May 31, 1954. Throughout his professional career he has founded several real state, telecom and energy companies. Additionally Mr. Salas has a political background, having served as the general coordinator of the presidential campaigns of Manuel J. Clouthier in 1988, and Diego Fernández de Cevallos in 1994 and as the strategic coordinator of Vicente Fox’s presidential campaign in 2000. Additionally, he is Chairman of Grupo Servicón, Corporación Saca and Corporación Sama. Mr. Salas holds a master’s degree in Business Administration from the Instituto Panamericano de Alta Dirección de Empresas (IPADE).

Ignacio Rodríguez Rocha
Mr. Rodríguez was born on July 13, 1936. He has been an attorney in private practice since 1960. He is a member of the Board of Automotriz México, S.A. de C.V and Diesel de Toluca, S.A. de C.V. Mr. Rodríguez is currently a partner of Rodriguez Rocha, S.C.
Lorenzo Cué Sánchez-Navarro
Mr. Sánchez Navarro was born on August 11, 1966. He is currently CEO and President of Capital Integral, S.A. de C.V., a private mutual fund for agroindustrial and entertainment investments. Previously, he was President and founding partner of BCBA Ingeniería Inmobiliaria, S.A. de C.V. He holds a degree in Business Administration and Finance from Maclaren Business School, University of San Francisco.
Luis Martínez Argüello
Mr. Martínez was born on January 1st, 1941. Since February 2003, Mr. Martínez has been the CEO of Servicio Global de Asesoría y Cabildeo, S.C. and of San Lucas Trading Co., S.A. de C.V. From 1972 to January 2003, Mr. Martínez worked in the Mexican cement industry; in 1972 he worked at Cemex, S.A. de C.V. as Corporate Director of Strategic Planning, leaving in 1982 to work at Cementos Apasco, S.A. de C.V. as the Commercial and International Corporate Director until 1990, year in which he returned to Cemex, to serve as Corporate Director of Special Projects. He holds a degree in Business Administration from the Universidad Iberoamericana and a postgraduate degree in Administration from Harvard University.
Sergio Chedraui Eguia
Mr. Chedraui was born on July 11, 1976 in Jalapa, Veracruz. Mr. Chedraui is Chairman and CEO of the Board of Consupago, S.A. de C.V., which provides for consumption credits. Additionally, he is a member of the Board of several companies, including Vanguardia Fondos de Inversión, Grupo Publicitario del Golfo, S.A. de C.V, Nacional Financiera del Estado de Veracruz and Grupo Comercial Chedraui, S.A. de C.V. He holds an Accounting degree from the Universidad Anáhuac.
José Serrano Cuevas
José Serrano Cuevas was born on August 29, 1980. Mr. Serrano holds a degree in Finance and Business Administration from Newport International University, U.S.A. Additionally, Mr. Serrano studied fine arts at the School of the Museum of Fine Arts, in Boston, MA.
Antonio Cué Sánchez-Navarro
Mr. Cué was born on May 17, 1967. He is currently a co-CEO of a leading real estate development company in Mexico. Prior to his career in real estate development, Mr. Cué was an investor and Director at several banking groups in Mexico, including Grupo Financiero Inbursa and Grupo Financiero del Sureste. In addition to running his real estate firm in Mexico, he is also an investor and member of the Board of several companies including: Capital Integral, Promotora Agrícola Cué, Inmobiliaria Reforma, Metros Cúbicos, Kio Networks and Grupo Ildomani, the principal franchisee for Dave & Busters in Mexico. He is a Certified Public Accountant and currently lives in the United States.
Jaime Zabludovsky Kuper
Mr. Zabludovsky was born on March 29, 1956. He is a founding partner of Soluciones Estratégicas, S.C. a consulting company for international trade. In 1994, he became Deputy Secretary for International Trade Negotiations; under such capacity he developed Mexico’s trade negotiating strategy and overviewed the implementation and administration of NAFTA as well as the Mexican FTA’s with Chile, Costa Rica, Bolivia,

Colombia and Venezuela. From 1998 to 2001, as Mexican Ambassador to the EU and Chief negotiator for the Mexico-EU FTA, he headed the Mexican team in the negotiations of the first transatlantic free trade agreement. He holds a Ph.D. in Economics from Yale University.
Paloma Serrano de Chedraui
Mrs. Chedraui was born on March 31, 1981. She holds an International Businesses degree from Universidad Anáhuac, a degree in History, Philosophy, Art and Literature and a degree in Institutional Solutions on Women Studies. Additionally, Mrs. Chedraui holds a degree in E-Business and International Marketing from the Queensland MacQuarie University, in Australia.
     The Company does not currently have any agreement with any of the directors who are not also executive officers to provide for benefits upon termination.
Executive Officers
     Our officers serve at the discretion of our Board of Directors. Our executive officers, their position and years of service with us and as an executive officer are as follows:

		Years of		Executive
Name	Position	Service		Officer
Corporate Directors
José F. Serrano Segovia	Chairman of the Board and Chief Executive Officer	35		15
Javier Segovia Serrano	President	19		10
Horacio Reyes Guzmán	Corporate Administrative and Planning Director	14		8
Juan Fernández Galeazzi	Chief Financial Officer	11		5
Juan Vergara Kuri	Human Resources Director	10	(1)	10	(1)
Marcoflavio Rigada Soto	Chief Legal Officer	5	(1)	5	(1)
Elvira Ruiz Carreño	Corporate Audit Director	11		4
Business Unit Directors
Brad Lee Skinner	General Director, TMM Logistics	11		11	(1)
Miguel Casanueva Velasco	General Director, Ports and Terminals	32		4
Silverio Di Costanzo Pérez	General Director, Specialized Maritime Transportation	16		12

(1)	Includes years of service as an executive officer of Grupo TFM.
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
Compensation
     For the year ended December 31, 2006, the aggregate total compensation paid to our 24 directors, alternate directors and executive officers for services in all capacities, was approximately $5.7 million. See Item 7. “Major Shareholders and Related Party Transactions.”
Pension, Retirement or Similar Benefits
     All of our Mexican officers and employees are participants in our retirement plan. In general, (1) benefits under the retirement plan are payable when a participant reaches the age of 60 or on the date the participant actually retires;

and (2) benefits are payable as an annuity paid monthly during the remaining lifetime of the employee. As of December 31, 2006, we had accrued $7.4 million to provide pension, retirement and other similar benefits. At the end of the year 2006, Grupo TMM in one of its subsidiaries decided modifies the seniority premium plan. See Note 23 to our Financial Statements.
Board Practices
     Our Bylaws provide that our Board of Directors shall consist of at least seven but not more than 21 directors elected at our annual ordinary shareholders’ meeting to serve until their successors accept their election at the next annual ordinary shareholders’ meeting. The Board of Directors is responsible for the management of the Company. Mexican law requires that at least 25% of the members of the Board be independent directors.
Special Committees and Statutory Auditors
     The Board of Directors has appointed a special committee composed of three independent directors, an Audit and Corporate Practices Committee. Mexican Securities Law requires special committees to be comprised of members of the Board of Directors, which should be independent.
     Audit and Corporate Practices Committee
     The Board of Directors also appointed an audit and corporate practices committee which is composed of José Luis Salas Cacho (Chairman), Ignacio Rodriguez Rocha, and Luis Martínez Arguello. Permanent invitees to meetings of the Committee include Javier Garcia Sabaté and Jorge Numata who are our external auditors, José F. Serrano, Javier Segovia, Jacinto Marina, Horacio Reyes and our internal auditors, Mmes. Elvira Ruiz and Verónica Martínez. Based on Mexican Securities Law and Mexican Corporate Practices, the committee’s responsibilities include, among others:
     Audit responsibilities:
•	Overseeing the accounting and financial reporting processes of the Company; discussing the financial statements of the Company with the all parties responsible of preparing and reviewing such statements, and advising the board of directors on their approval;

•	Overseeing compliance with legal and regulatory requirements and overseeing audits of the financial statements of the Company;

•	Evaluating independent internal and external auditors and assisting the Board in their selection (subject to approval by vote of the shareholders);

•	Advising the Board of Directors on the compliance of the Company’s or any of its subsidiaries internal controls, policies and in-house auditing, and identifying any deficiencies in accordance with the bylaws of the Company and applicable regulations;

•	Providing sufficient opportunity for a private meeting between members of internal and external audit and the Audit Committee, who may also request additional information from employees and legal counsel;

•	Providing support to the Board of Directors of Grupo TMM in supervising and reviewing the Company’s corporate accounting and disclosure policies and discussing guidelines and policies to govern the process of risk assessment with management;

•	Advising the Board of Directors on any audit-related issues in accordance with the bylaws of the Company and applicable regulations; and

•	Preparing the Board of Director’s opinion on the Chairman’s annual report and submit it at the Shareholders Meeting for its approval.

Corporate Practices responsibilities:
•	Requesting an opinion from independent experts as the Committee might see fit, in accordance with applicable regulations;

•	Calling Shareholders Meetings and reviewing the agenda;

•	Supervising that the Company’s CEO duly honors the agreements resolved in a Shareholders Meeting or a in a board of directors meeting;

•	Supporting the Board of Directors in preparing its reports in accordance with the bylaws of the Company and applicable regulations;

•	Performing any activity set forth in the Mexican Securities Law;

•	Suggesting procedures for hiring the Company’s president and senior executive officers;

•	Reviewing human resources policies, including employees’ performance evaluation policies, promotions and structural changes to the Company; and

•	Evaluating and approving executive officer’s compensations. We are not required under Mexican law to obtain shareholder approval for equity compensation plans. Our Board of Directors is required to approve the Company’s policies on such compensation plans.
     Code of Ethics
     The Company has adopted a Code of Ethics, which applies to its principal executive officer, principal financial officer, and other members of our senior management. We last updated the Code of Ethics in January 2004. The Code of Ethics may be viewed on the Company website at www.grupotmm.com under the caption “Investors — Corporate Governance.” An English version of this document is available upon request to Grupo TMM, S.A.B., Avenida de la Cuspide, No. 4755, Colonia Parques del Pedregal, 14010 Mexico City, D.F., Mexico, Attn: General Counsel.
     Statutory Auditor
     Pursuant to the Mexican Securities Market Law (MSML), the surveillance of the Company is entrusted to different Committees, as previously described, (audit and corporate practices compliance), that replaces the role of the Stautory Auditor. At the Extraordinary Shareholders’ Meeting, held on December 20, 2007, the Statutory Auditor, Mr. Javier García Sabaté, and the alternate Statutory Auditor were duly replaced by the Audit and Corporate Practices Committee of the Company. However, Mr. Javier García Sabaté and the alternate Statutory Auditor continue to serve as the Statutory Auditor for all of our subsidiaries.
NYSE Corporate Governance Comparison
     Pursuant to Section 303A.11 of the Listed Company Manual of the NYSE, we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE listing standards. We are a Mexican corporation with shares listed on the Mexican Stock Exchange. Our corporate governance practices are governed by our bylaws, the Mexican Securities Market Law1, the General Law of Mercantile Corporations and the regulations issued by the Mexican Securities and Exchange Commission. On annual basis, we file a report with the Mexican Securities and Exchange Commission and the Mexican Stock Exchange regarding our compliance with the Mexican Code of Best Corporate Practices.

[1]	On December 25, 2006, the new Mexican Securities Law was published at the Official Gazette; such law became effective on June 28, 2006. Companies subject to such law had a 180-day period to adjust their respective bylaws to the new requirements of the law.

     The table below discloses the significant differences between our corporate governance practices and the NYSE standards.

NYSE Standards	Our Corporate Governance Practices
Director Independence. Majority of board of directors must be independent. §303A.01	Pursuant to the Mexican Securities Law and our bylaws, our shareholders are required to appoint a board of directors of not less than seven (7) and not more than twenty-one (21) directors, 25% of whom must be independent within the meaning of the Mexican Securities Law, which differs from the definition of independent under the rules of the New York Stock Exchange.

Our current board of directors consists of eight directors and four alternate directors. Four of our directors and two of our alternate directors are independent directors within the meaning of the Mexican Securities Law

Pursuant to our bylaws and to the Mexican Securities Law, an independent board member must be appointed based on his experience, ability and professional prestige, and cannot be an employee of the Company or have any conflict of interest. A board member is not considered independent if he has acted as external auditor of the Company in the twelve-months preceding its appointment

A director is not independent if such director is:	Under Article 26 of the New Mexican Securities Law, a director is not independent if such director is:

(i) a person who the board determines has a material direct or indirect relationship with the company, its parent or a consolidated subsidiary;	(i) a director, officer or employee of the Company or of the entities that are part of the corporate group or consortium of which the Company is a part of (one-year cooling off period);

(ii) the person is, or has been within the last three years, an employee, or an immediate family member is, or has been within the last three years, an executive officer, of the company, its parent or a consolidated subsidiary, other than employment as interim chairman or CEO;
(ii) a person that has significant influence or authority over the Company or over any of the entities that are a part of the corporate group or consortium of which the company is a part of;

(iii) a person who has received or whose immediate family member has received during any 12-month period on the last three years, more than $100,000 in direct compensation from the company, its parent or a consolidated
(iii) a shareholder that is part of the group of persons that has a controlling interest in the Company;

NYSE Standards	Our Corporate Governance Practices
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
(iv) a client, supplier, debtor or creditor (or a partner, director or employee thereof) that is considered significant. A client or supplier is considered significant when the sales of the Company represent more than 10% of the client’s or supplier’s total sales during the twelve months preceding his appointment. A debtor or creditor is considered significant whenever the aggregate amount of the relevant loan represents more than 15% of the debtor’s, creditors or the Company’s aggregate assets;

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

“Immediate family member” includes a person’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law and anyone (other than domestic employees) who shares the person’s home. Individuals who are no longer immediate family members due to legal separation, divorce or death (or incapacity) are excluded. §303A.02(b)
(v) a “family member” related to any of the persons mentioned above in (i) through (iv). “Family member” includes a person’s spouse, concubine or other relative up to the fourth degree of consanguinity or affinity.

Executive Sessions. Non-management directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03

Audit committee. Audit committee satisfying the independence and other requirements of	There is no similar requirement under our bylaws. However, the Mexican Securities Law provides

NYSE Standards	Our Corporate Governance Practices
Rule 10A-3 under the Exchange Act and the more stringent requirements under the NYSE standards is required. §§303A.06, 303A.07	that the Audit and Corporate Practices Committee, within its audit functions, must meet regularly with directors.

We have an Audit and Corporate Practices Committee composed of three independent directors appointed by the Board, upon proposal of the Chairman and pursuant to the provisions of the Mexican Securities Law. The foregoing notwithstanding, the Chairman of the Audit and Corporate Practices Committee must be appointed and/or removed from his position exclusively by the General Shareholders’ Meeting and he must always be an independent director. The Chairman of the Audit and Corporate Practices Committee in no event whatsoever may preside over the board of directors.

Our Audit and Corporate Practices Committee complies with the requirements of the Mexican Securities Law, Article 42, sections I and II and its main responsibilities include, among others:

Audit responsibilities:

• Advising the board of directors on any audit-related issues in accordance with the bylaws of the Company and applicable regulations;

•     Evaluating the performance of the Company’s external auditor and reviewing the financial statements and the external auditor’s report. The Committee can request the external auditor to be present when reviewing such reports, aside from the Committee’s mandatory meeting with the external auditor at least once a year;

• Discussing the financial statements of the Company with the all parties responsible of preparing and reviewing such statements, and advising the board of directors on their approval;

•     Advising the board of directors on the compliance of the Company’s or any of its subsidiaries internal controls, policies and in-house auditing, and identifying any deficiencies in accordance with the bylaws of the Company and applicable regulations; and

• Preparing the board of director’s opinion on the Chairman’s annual report and submit it at the Shareholders Meeting for its approval.

NYSE Standards	Our Corporate Governance Practices
Corporate Practices responsibilities:

• Requesting an opinion from independent experts as the Committee might see fit, in accordance with applicable regulations;

• Calling Shareholders Meetings and reviewing the agenda;

• Supervising that the Company’s CEO duly honors the agreements resolved in a Shareholders Meeting or a in a board of directors meeting;

• Supporting the board of directors in preparing its reports in accordance with the bylaws of the Company and applicable regulations; and

• Performing any activity set forth in the Mexican Securities Law.

Nominating/corporate governance committee. Nominating/corporate governance committee of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.04
As per the New Mexican Securities Law, the board of directors appointed an Audit and Corporate Practices Committee composed of three independent directors.

Compensation committee. Compensation committee of independent directors is required, which must approve executive officer compensation. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.05
We do not have a Compensation Committee. Our Audit and Corporate Practices Committee is responsible for evaluating and approving executive officer’s compensations.

Equity compensation plans. Equity compensation plans require shareholder approval, subject to limited exemptions. §303A.08	We are not required under Mexican law to obtain shareholder approval for equity compensation plans. Our board of directors is required to approve the Company’s policies on such compensation plans.

Code of Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. §303A.10	We have adopted a code of ethics in alignment with U.S. standards, which has been accepted by all of our directors and executive officers and other personnel. We are required by Item 16B of this Form 20-F to disclose any waivers granted to our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions.
Employees
     As of March 31, 2007, we had 5,072 employees, approximately 63% of whom were unionized. As of December 31, 2006, we had 5,055 employees, approximately 68% of whom were unionized. As of December 31, 2005, we had 5,000 employees, approximately 66% of whom were unionized. As of December 31, 2004, we had 8,491 employees (inclusive of 3,550 employees at TFM), approximately 57% of whom were unionized. In accordance with customary practice in Mexico, we negotiate union contracts annually with regard to wages and every two years with regard to other matters, including benefits. We have experienced nine strikes since 1958. The longest of these strikes occurred in 1981 and lasted 21 days. We have not experienced a strike since 1987 and believe that relations with our employees are good.
Share Ownership
     As of June 26, 2007, the Serrano Segovia family directly held 9,368,628 Shares, and the CPO Trustee maintained 48,486,816 Shares of our capital stock in the form of ADSs, including 10,491,328 Shares that are beneficially owned by the Serrano Segovia family. Accordingly, as of such date, the Serrano Segovia family controlled the voting power of our capital stock. The voting power controlled by the Serrano Segovia family varies from time to time, depending upon the number of Shares held by the Serrano Segovia family and by the CPO Trust or others. As of June 26, 2007, other than as set forth below in the table entitled “Major Shareholders,” no other directors, alternate directors or executive officers owned any shares of our capital stock.
     Shares were contributed to the CPO Trust established with a 30-year term by Nacional Financiera, S.N.C. (the “CPO Trustee”) on November 24, 1989. The CPO Trustee authorized the issuance of non-redeemable ordinary participation certificates (certificados de participación ordinarios no amortizables) (“CPOs”) that correspond to our Shares. One CPO may be issued for each Share contributed to the CPO Trust. CPOs constitutes separate negotiable instruments different and apart from the Shares, and afford to their holders only economic rights with respect to the Shares held in the CPO Trust. Such voting rights are exercisable only by the CPO Trustee, which is required by the terms of the CPO Trust to vote such Shares in the same manner as holders of a majority of the outstanding Shares not held in the CPO Trust and voted at the relevant meeting. Mexican and non-Mexican investors may hold CPOs without restrictions of any kind. The acquisition of Shares representing 5% or more of the capital stock of Grupo TMM by any person or group of persons (other than the Serrano Segovia family and the CPO Trustee), in one or a series of simultaneous or successive transactions requires the prior approval of the board of directors. As of June 26, 2007, the CPO Trustee held CPOs underlying an aggregate of 46,486,816 Shares in the form of ADSs.
     As a result of the promulgation of the new securities law in México in June of 2006, public companies were transformed by operation of law into Sociedades Anónimas Bursátiles (Public Issuing Corporation) and were required to amend their by-laws to conform them to the provisions of the new law. As a result thereof, the Series A Shares of the Company were renamed to be called nominative common shares without par value. The rights afforded by the new Shares are identical to the rights afforded by the former Series A Shares.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Major Shareholders
     The following table indicates, as of June 26, 2007, unless otherwise indicated, the persons or groups who are the beneficial owners of more than 5% of our outstanding Shares. Each person with shared voting and dispositive power with respect to certain securities may be deemed to own the totality of such securities for purposes hereof.

	Actual			Beneficial
	Ownership			Ownership
Owner	Shares	ADRs	Total	Amount	Percent
José F. Serrano Segovia (a) (b)	5,201,568	724,902	5,926,470	6,487,820	11.4%
Ramón Serrano Segovia (a) (b)	2,491,485	950,673	3,442,158	4,003,508	7.0%
Beck Mack & Oliver. (c)	0	3,961,200	3,961,200	3,961,200	6.9%
Steinberg Asset Management (d)	0	3,262,800	3,262,800	3,262,800	5.7%

a)	Based upon information set Forth in a Schedule 13D filed on June 26, 2007. The Schedule 13D was filed by the following persons, all of whom disclaim membership in a group: José F. Serrano Segovia, who is deemed to beneficially own 6,487,820 Shares (11.4%), and who has the sole power to vote 5,926,470 of such shares, the sole power to dispose of 5,926,470 of such shares, and who has the shared power to vote and dispose of 561,350 of such shares; Ramón Serrano Segovia, who is deemed to beneficially own 4,003,508 Shares (7.0%), and who has the sole power to vote 3,442,158 of such shares, the sole power to dispose of 3,442,158 of such shares and the shared power to vote and dispose of 561,350 of such shares; Servicios Directivos Servia, which beneficially owns and has the shared power to vote and dispose of 560,850 Shares (0.9%); and Promotora Servia, S.A. de C.V., which beneficially owns and has the shared power to vote and dispose of 561,350 Shares (0.9%). In addition, as of June 26, 2007, (i) 1,675,575 of the 9,368,628 Shares actually owned by José and Ramón Serrano Segovia are represented by ADSs representing CPOs which correspondingly represent financial interests in the same number of Shares and (ii) 135,000 of the 560,850 Shares actually owned by Servicios Directivos Servia, S.A. de C.V. were represented by ADSs. As of June 26, 2007, an aggregate of 9,118, 903 Shares (including Shares that may be represented by ADSs) owned by the reporting persons in such Schedule 13D were pledged for the benefit of their creditors pursuant to certain pledge agreements.

b)	José and Ramón Serrano Segovia have jointly pledged 4,718,150 Shares to Banco Invex, S.A., to secure a loan in the principal amount of $ 5.2 million. Jose Serrano Segovia has pledged 3,974,903 Shares to Ixe Banco, S.A. to secure a loan in the aggregate amount of $6 million. Servicios Directivos Servia, S.A. de C.V. has pledged 425,850 Shares to Banco Invex, S.A. to secure a loan in the principal amount of $5.2 million referenced above.

c)	Based upon information contained in such company’s schedule 13F filed as of April 10, 2007.

d)	Based upon information contained in such company’s schedule 13F filed as of April 30, 2007.

     At June 26, 2007, 46,486,816 Shares were held in the form of ADSs which have limited voting rights. See Item 9. “The Offer and Listing.”
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
     Seacor
     Through a joint venture, Grupo TMM (60% interest) and Seacor Inc. (40% interest) participated together, until March 2006, in the offshore services industry sector through their subsidiaries Seamex International, Ltd. and Maritima Mexicana, S.A. (“Marmex”, now “TMM”). Seacor is one of the largest U.S. companies engaged in operating supply ships and supplying support services to offshore drilling platforms in the Gulf of Mexico. TMM operates offshore vessels providing services to the Mexican offshore drilling site in the Cantarell field in the southern part of the Gulf of Mexico. Seamex International, Ltd. and Seacor have internal arrangements through which each company may receive or transfer money in accordance with its cash requirements, as well as provide agency services and repair services to each other. The accounts receivable at December 31, 2003, and 2004, of $593,000 and $448,000, respectively, correspond to agency services and repairs provided. See Note 26 of our Financial Statements. In March

2006, the Company purchased Seacor ´s 40 percent interest in Marmex pursuant to an agreement entered into in December 2005. TMM also purchased five offshore vessels owned by Seacor and flagged the vessels Mexican, and at the same time converted three additional offshore vessels from leased to owned status. — See Item 4. “Business Overview — Recent Developments.”
ITEM 8. FINANCIAL INFORMATION
     See Item 18 — “Financial Statements.”
Legal Proceedings
     Dispute with Kansas City Southern
     In addition to the $200.0 million in cash and 18 million shares of KCS stock that had been delivered to the Company under the terms of the AAA on April 1, 2005, KCS also deposited in escrow an Indemnity Escrow Note for $47 million due June 1, 2007, which guarantees material breaches or misrepresentations by the Company of its obligations under the Amended and Restated Acquisition Agreement (“AAA”) dated December 15, 2004. Pursuant to the terms of the AAA, on January 29, 2007, KCS notified the Company of its intention to assert certain claims under Section 10 of the AAA for indemnification against the Indemnity Escrow Note. On January 31, 2007, the Company notified KCS of claims that it intends to assert against KCS for breaches under the AAA and other related agreements. On February 28, 2007, KCS amended its notification to assert claims, eliminating some of the claims as had been presented originally.
     Under the AAA, the parties had until April 1, 2007 to establish arbitration proceedings. On March 26, 2007, the parties agreed to extend such term until May 1, 2007, and subsequently further extended such term until May 15, 2007. On May 15, 2007, KCS filed a demand for arbitration seeking indemnification against the Indemnity Escrow Note, and the Company also filed a demand for arbitration seeking indemnification for certain claims against KCS. The arbitration proceeding will be conducted in New York, New York, pursuant to the rules of the International Center for Dispute Resolution, the international branch of the American Arbitration Association. Although we cannot predict any outcome of the arbitration proceedings, the management of the Company believes KCS ´s claims are without merit and will vigorously pursue its claims against KCS.
     TFM VAT Award
     On September 13, 2005, Grupo TMM, KCS and TFM reached a settlement agreement with the Mexican Government in connection with TFM’s VAT lawsuit and the Mexican Government’s Put Option (the “Put”).
     In accordance with such settlement, Grupo TFM acquired the 20 percent of shares issued by TFM subject to the Put held by the Mexican Government on a basis that effectively offsets the VAT claim and Put obligation and therefore ending all litigation on these issues.
     In accordance with the AAA, on March 13, 2006, $110 million in a combination of cash, notes and stock was paid by KCS to the Company. See “TFM VAT Award, VAT Contingency Payment and VAT Escrow”
     Other Legal Proceedings
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
     On July 2006 and February 2007, Grupo TMM received two claim notices from SSA Mexico, S.A. de C.V. (“SSA”) in relation to certain contingencies affecting SSA (formerly TMM Puertos y Terminales, S.A. de C.V.), which are still pending resolution between SSA and the relevant authorities. Grupo TMM considers such claims to be without merit. On June 4, 2007, we received a copy of an arbitration demand from SSA before the International

Chamber of Commerce (“ICC”) seeking indemnification in the amount of 30 million Pesos, in connection with the Amended and Restated Master Agreement dated July 21, 2001. On June 14, 2007, we were officially notified by the ICC of the arbitration proceeding. The Company believes such claim to be without merit.
     On September 14, 2006, Leonardo, L.P. filed a lawsuit against the Company seeking damages in the amount of $1.6 million in connection with the adjustment in the strike price and the underlying number of shares of Grupo TMM stock that could be exercisable under the Note Linked Securities issued by the Company in May of 2002 (“NLSs”). The Company filed an answer stating that the applicable statute of limitations had expired. The Company has reached a tentative settlement of this claim with Leonardo, L.P.
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
Significant Changes
     See Item 4. “Information on the Company — Business Overview — Recent Developments.”
ITEM 9. THE OFFER AND LISTING
Trading
     Shares started trading on the Bolsa Mexicana de Valores, S.A. de C.V. (the “Mexican Stock Exchange” or the “Bolsa”) on September 24, 1980 and Series L Shares on August 9, 1991. In June 1992, L Share ADSs, each representing one Series L Share, were issued by Citibank, N.A. (the “Depositary”) as depositary in exchange for Rule 144A ADSs and as part of an initial public offering, and commenced trading on the New York Stock Exchange (“NYSE”). On September 13, 2002, we completed a reclassification of our Series L Shares of stock as Shares. The reclassification combined our two classes of stock into a single class by converting each share of our Series L Shares into one share of our Shares. The reclassification also eliminated the variable portion of our capital stock and we became a fixed capital corporation (sociedad anónima). Following the reclassification, we had 56,963,137 Shares outstanding. As a result of the elimination of the variable portion of our capital stock, our registered name changed from Grupo TMM, S.A. de C.V. to Grupo TMM, S.A.
     As a result of the promulgation of the new securities law in México in June of 2006, public companies were transformed by operation of law into Sociedades Anónimas Bursátiles (Public Issuing Corporation) and were required to amend their by-laws to conform them to the provisions of the new law. On December 20, 2006 the company added the denomination of “Bursátil” to its registered name to comply with the requirements under Mexico’s new securities law or Ley del Mercado de Valores, resulting in Grupo TMM, Sociedad Anónima Bursátil, or Grupo TMM, S.A.B. In addition, the capital stock of the Company was renamed to be called nominative common shares without par value. The rights afforded by said new Shares are identical to the rights afforded by the former Series A Shares.
     As of April 30, 2007, of the 56,963,137 outstanding Shares, 46,486,816 were held in the form of ADSs.

     The CPOs do not trade independently of the Shares on the Bolsa. In the event that CPOs are sold to a Mexican national, the Shares underlying such CPOs will be delivered directly to the purchaser through S.D. Indeval, S.A. de C.V. (“Indeval”). Indeval is a privately owned central securities depositary that acts as a clearing house, depositary, custodian, settlement, and transfer agent and registration institution for Mexican Stock Exchange transactions, eliminating the need for physical transfer of securities. Because non-Mexican nationals cannot acquire direct interests in the Shares, in the event that the purchaser of such Shares is not a Mexican national, such Shares must be delivered in the form of CPOs through Indeval.
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
     The tables below set forth, for the periods indicated, the reported high and low prices on the Mexican Stock Exchange and on the NYSE for the Shares, Series L Shares, the A Share ADSs and L Share ADSs, respectively. Information on the Company’s Series L Shares in the Mexican Stock Exchange and in the New York Stock Exchange is reported until September 12, 2002, as per our share reclassification.
Mexican Stock Exchange
Price per Share
(Pesos)

	Shares(2)		Series L Shares
Previous five years:	High	Low	High	Low
2002(1)	105.50	53.50	106.40	56.00
2003	55.00	16.61	*	*
2004	47.50	25.92	*	*
2005	42.50	31.40	*	*
2006	54.00	28.10	*	*

(1)	Series L Shares information through September 12, 2002

(2)	As of December 20, 2006, the Series A Shares were replaced by nominative common shares, without par value.

*	N.A.
Mexican Stock Exchange
Price per Share
(Pesos)

	Shares(1)		Series L Shares
Previous two years (by quarter):	High	Low	High	Low
2005:
First Quarter	40.00	36.02	*	*
Second Quarter	34.00	31.40	*	*

	Shares(1)		Series L Shares
Previous two years (by quarter):	High	Low	High	Low
Third Quarter	42.05	35.00	*	*
Fourth Quarter	42.00	35.00	*	*
2006:
First Quarter	54.00	40.00	*	*
Second Quarter	49.00	41.77	*	*
Third Quarter	48.40	40.00	*	*
Fourth Quarter	30.21	29.10	*	*
2007:
First Quarter	37.60	28.10	*	*
Second Quarter	37.50	31.50	*	*

(1)	As of December 20, 2006, the Series A Shares were replaced by nominative common shares, without par value.

*	N.A.
Mexican Stock Exchange
Price per Share
(Pesos)

	Shares(1)
Previous six months:	High	Low
January 31, 2007	30.00	28.10
February 28, 2007	37.60	33.50
March 31, 2007	35.00	32.50
April 30, 2007	34.00	31.50
May 31, 2007	34.30	31.50
June 30, 2007	37.50	34.00

Source: InfoSel Financiero

(1)	As of December 20, 2006, the Series A Shares were replaced by nominative common shares, without par value.
New York Stock Exchange
Price per Share
(Dollars)

			Series L Share
	Share ADS(2)		ADS
Previous five years:	High	Low	High	Low
2002(1)	11.23	4.60	11.50	4.95
2003	5.43	1.45	*	*
2004	4.56	1.85	*	*
2005	4.13	2.09	*	*
2006	5.70	2.37	*	*

(1)	Series L Shares information through September 12, 2002

(2)	As of December 20, 2006, the Series A Shares were replaced by nominative common shares, without par value.

*	N.A.

New York Stock Exchange
Price per Share
(Dollars)

			Series L Share
	Share ADS(1)		ADS
Previous two years (by quarter):	High	Low	High	Low
2005:
First Quarter	3.69	3.00	*	*
Second Quarter	3.20	2.09	*	*
Third Quarter	4.10	3.00	*	*
Fourth Quarter	4.13	3.30	*	*
2006:
First Quarter	5.42	3.76	*	*
Second Quarter	5.70	3.43	*	*
Third Quarter	4.84	2.42	*	*
Fourth Quarter	3.05	2.37	*	*
2007:
First Quarter	3.45	2.53	*	*
Second Quarter	3.49	2.78	*	*

(1)	As of December 20, 2006, the Series A Shares were replaced by nominative common shares, without par value.

•	N.A.
New York Stock Exchange
Price per Share
(Dollars)

	Share ADS
Previous six months:	High	Low
January 31, 2007	3.25	2.53
February 28, 2007	3.45	2.90
March 31, 2007	3.26	2.70
April 30, 2007	3.17	2.85
May 31, 2007	3.08	2.88
June 30, 2007	3.49	3.02
Source: NYSE – Price history composite
ITEM 10. ADDITIONAL INFORMATION
Share Capital
     Not applicable.
Memorandum and Articles of Association
     The following is a summary of the provisions of the Estatutos Sociales (By-laws) of Grupo TMM and is qualified in its entirety by the actual provisions within the Bylaws themselves and applicable provisions of the General Law of Mercantile Companies (Ley General de Sociedades Mercantiles) and the Mexican Securities Law (Ley del Mercado de Valores). For a description of the provisions of our Bylaws relating to our Board of Directors, General Director, Special Committees and Statutory Auditors, as well as Audit and Corporate Practices Committee, see Item 6. “Directors, Senior Management and Employees.”

     Organization and Register
     We were incorporated in the United Mexican States as a sociedad anonima, as evidenced by public deed number 26,225 dated August 14, 1987. We amended our By-laws on August 29, 2002 in connection with the reclassification of our Series A Shares and Series L Shares.
     We last amended our By-laws on December 20, 2007 to conform them to the provisions of the new Mexican Securities Law. Among other modifications, our Series A Shares of the capital stock of the Company were renamed nominative common shares without par value, thereby deleting any reference to a series. The rights of Series A Shares and these common Shares are identical. In addition, we were transformed into a sociedad anonima bursatil by operation of law, which was also reflected in the aforementioned amendments to our By-laws. The stated duration of the Company is ninety-nine years following the date of its incorporation, which term may be extended one or more times by resolution of our shareholders adopted in an Extraordinary Shareholders’ Meeting.
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
     Board of Directors
     Our business and affairs are managed by the Board of Directors and by a General Director. The Board of Directors consists of not more than twenty one or less than seven persons, provided that at least twenty-five percent of the directors are independent. Our directors are elected annually at the Annual General Shareholders’ Meeting. In any event, the Board of Directors shall always have a Chairman, a First Vice-Chairman and a Second Vice-Chairman and other Directors that shall be members.
     The directors (whenever elected) shall remain in office for the period of time stated below, calculated from the date of their appointment. The directors may be re-elected and, in case of the failure to appoint their substitute or if the designated substitute does not take office, the directors in office being substituted shall continue to perform their duties for up to thirty calendar days following the date of expiry of the term for which they were appointed:

Position in the Board of Directors	Term

Chairman	7 years
First Vice-Chairman	7 years
Second Vice-Chairman	Between 3 and 7 years
As determined by the General Shareholders’ Meeting that elects him.
Vocal Directors	1 year
Except that in no event whatsoever more than one third (1/3) of the member directors may be replaced for any fiscal year of the Company.
     In the event of the permanent absence of the Chairman or of any of the Vice-Chairmen, the Board of Directors, at the first meeting held after said permanent absence shall temporarily appoint from among its members or persons outside the same, the director or directors that shall fill relevant vacancies. Also, in the event of resignation or permanent absence of any of the other directors, the Board of Directors shall make the appointments of temporary directors as may be required for the continuance of the Board’s integration and duties. In both cases, a General Ordinary Shareholders’ Meeting shall be called as soon as possible for this to ratify or make definitive appointments of the relevant directors and, in any case, in the absence of said call, the first General Shareholders’ Meeting held after any of said events shall carry out the final appointment.
     The Board of Directors shall appoint a Secretary and a Deputy Secretary, who shall not be a part of the Board of Directors. Said Secretary and Deputy Secretary may at any time be removed by the Board of Directors and their temporary and final absences shall be covered by the persons appointed by the Board of Directors itself. Despite the fact that the Secretary and the Deputy Secretary are not members of the Board of Directors of the Company, they may sign jointly or severally and instruct the publication of any call to the Shareholders’ Meeting of the Company ordered or resolved by the Board of Directors or the Audit and Corporate Practices Committee.
     The meetings of the Board of Directors may be ordinary or extraordinary. The ordinary meetings shall be held periodically on the dates and times designated by such Board of Directors, provided that such Board of Directors meets at least four (4) times during each fiscal year. The extraordinary meetings shall be held when the Chairman of the Board of Directors determines or at the request of twenty-five percent of the directors. The Board of Directors shall meet at the Company’s domicile or at any other place in Mexico or abroad as determined beforehand in the respective call. The meetings of the Board of Directors shall be presided over by the Chairman and in his absence, by the alternate Chairman and, in the absence of the alternate Chairman, by any director designated by the directors present at the meeting in question, by a majority of votes.
     In order for a Board of Directors meeting to be valid, at least half of the directors that make up the Board of Directors from time to time must be in attendance and the Chairman and a Vice-Chairman shall always and in any event be in attendance. If a meeting of the Board of Directors may not be held due to the lack of quorum or the absence of the Chairman and a Vice-Chairman, the call shall be repeated as many times as needed. In order for the resolutions of the Board of Directors to be valid, the favorable vote of the majority of the directors present at the meeting in question is required. In the event of a tie, the Chairman of the Board of Directors, or its alternate, as applicable, shall have the tie-breaking vote.
          For the resolutions of the Board of Directors to be valid in connection with the matters listed below, in any event it shall be required to have the favorable vote of (i) the Chairman of the Board of Directors and (ii) the First Vice-Chairman or the Second Vice-Chairman, for which purpose said matters shall be of the exclusive competence of the Board of Directors of the Company:
1.	The approval and/or modification of the annual budget, which must be approved for each fiscal year of the Company;

2.	The imposition or creation of any lien on any of the assets of the Company and/or of the corporations controlled by the latter, or the resolution of the Company and/or of the corporations controlled by the latter, to guarantee obligations of the Company and/or of its subsidiaries, or to guarantee obligations of third parties, in all of said cases, when the value of any of said transactions involves in a single act or in a series of related acts, an amount equal to or higher than five (5%) percent of the total consolidated assets of the Company during a calendar year;

3.	The decision to begin a new business line or the suspension of any business line developed by the Company or by any corporation where the Company participates, either directly or indirectly;

4.	Any decision related to the acquisition or sale of assets (including shares or equity interests or their equivalent, in any corporation controlled or non-controlled by the Company or in which the Company owns at least 20% of the capital stock thereof), or to any financing and/or the creation of any liens, when the value of any of said transactions involves in a single act or in a series of related acts, an amount equal to or higher than 5% of the total consolidated assets of the Company during a calendar year;

5.	The determination of the sense in which the Company shall exercise its voting rights regarding shares or equity interest (or their equivalent) issued by its subsidiaries or entities in which the Company owns at least 20% of the capital stock thereof; and

6.	The establishment of any committee of the Company other than the Audit and Corporate Practices Committee.
          The Board of Directors shall primarily have the duty of establishing general strategies for the direction of the business of the Company and its subsidiaries and that of overseeing the management and direction of the same and the performance of the relevant managers or officers. Such Board may establish one or more committees. In any event, the Company shall establish one or more committees in charge of the duties of audit and corporate practices.

     General Director
     The General Director shall be in charge of the day-to-day management of the Company, the direction and execution of the businesses of the Company and of its subsidiaries, subject to the strategies, policies and guidelines approved by the Board of Directors or, as the case may be, by committees created pursuant to the corporate By-Laws.
     In order to fulfill his duties, the General Director shall have the powers granted to him by the Board of Directors at the time of his appointment or at any other time after his appointment. For the exercise of his duties and activities and the fulfillment of his obligations, the General Director shall be assisted by all the relevant managers and other employees of the Company and of the corporations controlled by the latter.
     Audit and Corporate Practices Committee
     The Board of Directors of the Company must establish a committee to carry out the audit and corporate practices functions that shall be integrated by at least three (3) independent directors appointed by the Board of Directors, upon proposal of the Chairman. The foregoing notwithstanding, the Chairman of the Audit and Corporate Practices Committee must be appointed and/or removed from his position exclusively by the General Shareholders’ Meeting and he must always be an independent director. The Chairman of the Audit and Corporate Practices Committee in no event whatsoever may preside over the Board of Directors.
     The oversight of the management, direction and execution of the business of the Company and of its subsidiaries shall be entrusted upon the Board of Directors through the aforementioned Audit and Corporate Practices Committee, as well as through the individuals or corporations that carry out the external audit of the Company for each fiscal year.
     Capital Stock
     To conform to the provisions of the new Mexican Securities Law, our Series A Shares of the capital stock of the Company were converted into nominative common shares without par value, thereby deleting any series. The rights of the latter Series A Shares and these common Shares are identical.
     Consequently, our capital stock is divided into 56,963,137 (Fifty Six Million Nine Hundred Sixty Three Thousand One Hundred Thirty Seven) of nominative, common Shares without par value. Our stated capital stock is the amount of Ps. 700’000,000.00 (Mexican Pesos) Pesos.
     Registration and Transfer
     All Shares are evidenced by share certificates in registered form. Mexican law requires that all shares be represented by a certificate, although a single certificate may represent multiple shares of stock. Certificates may be issued in the name of the registered holder. All of our share certificates are issued in the name of the registered holder. Mexican law also requires that all transfers, encumbrances and liens on nominative shares must be recorded in the share registry book and are only enforceable against us and third parties after such registration occurs. S.D. Indeval, S.A. de C.V. (“Indeval”) is the registrar and transfer agent for the Shares held in book-entry form. A global certificate representing all Shares in book entry form is deposited at Indeval. Shareholders holding their share certificates directly are required to be recorded as such by the secretary of the Company in our share registry book.
     Shareholders’ Meetings
     Shareholders are entitled to vote on all matters at ordinary or special shareholders’ meetings. The Board of Directors will convene an Annual Shareholders’ Meeting at least once a year on the date determined by the Board of Directors within the first four (4) months following the closure of the fiscal year. In addition to dealing with the matters included on the agenda, the shareholders’ meeting should discuss, approve or modify the report of the Board of Directors, of the General Director and of the committee(s) that carry out the duties of corporate and audit practices, related to (i) the day-to-day course of business, (ii) the general balance sheet, (iii) the statement of income and losses, (iv) the statement of changes in financial position, and (v) the statement of the change in shareholders’ equity for such fiscal year. Such meeting shall also be in charge of apppointing directors as per our Bylaws for the next fiscal year as well as determining their compensations.

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
     Ordinary Shareholders’ Meetings require the attendance of at least half the shares that have the right to attend such meetings, and the affirmative vote of a majority of the holders present at any such meeting, in a first call, and in a second call, the affirmative vote of majority holders of shares that have the right to attend any such meeting irrespective of the number of shares presents thereat, in order to take action.
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
     Limitation on Share Ownership
     Mexican law and our corporate charter prohibit ownership of Shares by foreign investors. Any acquisition of Shares in violation of this charter provision would be null and void.
     Any foreigner who acquires any interest or participation in our capital stock through CPOs will be considered a Mexican citizen insofar as Mexican law and we are concerned (except with respect to the right to own Shares) and will be deemed to understand and agree that such foreigner may not invoke the protection of his government in connection with his interest or participation in the Company, under penalty of forfeiture of such interest or participation in favor of the United Mexican States.
     We contributed Shares of our capital stock to the Master Neutral Investment Trust (Fideicomiso Maestro de Inversion Neutra) (the “CPO Trust”) established with a 30-year term by Nacional Financiera, S.N.C. (the “CPO Trustee”) on November 24, 1989. The CPO Trustee authorized the issuance of non-redeemable ordinary participation certificates (certificados de participación ordinarios no amortizables) (“CPOs”) that correspond to our Shares. One CPO may be issued for each of our Shares contributed to the CPO Trust. CPOs constitute separate negotiable instruments different and apart from our Shares, and afford to their holders only economic rights attaching to Shares. Consequently, holders of CPOs are not entitled to exercise any voting rights with respect to the Shares held in the CPO Trust. Such voting rights are exercisable only by the CPO Trustee, which is required by the terms of the CPO Trust to vote such Shares in the same manner as holders of a majority of the outstanding Shares not held in the CPO Trust and voted at the relevant meeting.
     Prior to its termination date, the CPO Trustee will sell Shares held by the CPO Trust, and deliver the proceeds thereof to CPO holders in proportion to their respective CPO holdings. Alternatively, we may establish a new trust to enable continued foreign equity participation in the Company. Although, we will endeavor to establish a new trust to substitute the CPO Trust, no assurance can be made that we will in fact establish or be able to establish such new trust.
     Mexican and non-Mexican investors may hold CPOs without restrictions of any kind.
     We note that because CPOs are negotiable instruments separate and apart from Shares of the Company, holders of CPOs do not qualify as shareholders, and may not exercise the minority rights afforded by the General Law of Mercantile Companies and Mexican Securities Law of the United Mexican States, except for the right to exercise a derivative action for civil liability against the Directors and relevant Officers of the Company or its subsidiaries, as further detailed in section entitled “Minority Rights” below.
     Acquisition of Share Capital
     The consent of the Board of Directors will be required for acquisitions that would result in any person or group of persons acquiring 5% or more of our Shares whether in a single transaction or in several simultaneous or successive transactions, notwithstanding the number of shares that such person may own at such time. If the approved process is not complied with, the acquirer will not be entitled to vote the acquired Shares. The approved process will apply only to direct acquisitions of Shares and not to CPOs and ADSs. In addition, the acquisition of Shares by any Mexican national may also be subject to the applicable provisions of Mexican antitrust laws. The Board is required to resolve with respect to any request for authorization to acquire five percent (5%) or more of our Shares within a period of 3 months following the request and to take into account certain criteria as set forth in our By-laws that relates to the consequences affecting the Company by such acquisition. Notwithstanding this restriction, in the event of a public offering for the acquisition of once hundred (100%) of our Shares, no authorization by the Board of Directors in connection with such public offering is necessary and the Board of Directors is required by law to render an opinion related to the terms and conditions of such public offering which opinion is to be rendered pursuant to applicable regulations.
     Our Bylaws provide that any amendment to the aforementioned provision may only be approved at a General Extraordinary Shareholders’ Meeting, at which shares representing five percent (5%) or more of the capital stock of the Company have not voted against.
     Rights
     1. Applicable to Shareholders, CPOs holders and the CPO Trustee
     The shareholder, or group of shareholders representing at least five percent (5%) or more of the capital stock, may exercise a derivative action for civil liability against the directors and relevant officers of the Company, provided the complaint includes the total amount of the liabilities in favor of the Company, its subsidiaries or entities in which the Company owns 20% or more of the capital stock thereof, and not only the personal interest of the petitioners. The assets obtained as a result of the claim shall be for the benefit of the Company, its subsidiaries, or such entities, as applicable.
     Pursuant to the Mexican Securities Law, CPOs or ADSs holders, as well as the CPO Trustee, may also exercise the aforementioned civil liability action.
     2. Applicable to Shareholders
     The shareholder or group of shareholders representing at least twenty percent (20%) or more of the capital stock may oppose in court the resolutions of the General Shareholders’ Meetings, provided (i) the complaint is filed within the fifteen (15) days following the adjournment of the Shareholders’ Meeting, (ii) the plaintiffs have not attended the Shareholders’ Meeting or they have cast their vote against the resolution, and (iii) the complaint states the clause of the Company’s Bylaws or of the legal norm violated, as well as the concept of violation. Shareholders exercising such opposition right must deposit their Shares before a Notary Public or an authorized financial institution and shall accompany their complaint with evidence of such deposit. Deposited shares may not be withdrawn until a final judgment is rendered.
     The shareholder or group of shareholders representing at least ten percent (10%) of the capital stock shall be entitled to appoint, at the Annual General Ordinary Shareholders’ Meeting to be held in order to elect directors, a Regular Member and, as the case may be, his respective alternate. The appointment of any director carried out by a minority may only be revoked when all other directors are also revoked, unless the removal is attributable to a justified reason according to the applicable law.
     Holders of ten percent (10%) or more of the capital stock of the Company, may require the Chairman of the Board of Directors or of the Audit and Corporate Practices Committee to call a General Shareholders’ Meeting.

     The shareholder or group of shareholders representing, at least, ten percent (10%) of the shares represented at a Shareholders’ Meeting may request that the voting on any matter of which they are not sufficiently informed be postponed and in said case the voting on said matter shall be postponed three calendar days later, without the need for a new call. This right may be exercised only once for the same matter.
     In addition, shareholders are entitled to (i) review all information and documents pertaining to the matters for which a Shareholders’ Meeting has been called at the offices of the Company and within at least fifteen (15) calendar days of the scheduled date of the meeting; (ii) request that certain relevant issues to be dealt with at the meeting not be treated or resolved if called for under sundry or general matters in the relevant call for the meeting; (iii) to be represented at the meeting by persons designated by them pursuant to standard proxy forms that are to be made available by the Company with at least fifteen (15) calendar days prior to the date scheduled for the meeting which will contain the name of the Company, the matters to be discussed at the meeting and spaces for instructions as to the sense of the vote; and (iv) to execute agreements between or among different shareholders provided that any such shareholders’ agreement(s) must be notified and disclosed to the Company within five (5) business days following the date of their execution for disclosure thereof to the public through the relevant stock exchanges and disclosure of their existence in the annual reports of the Company, and provided further that such agreements will not affect any voting at any Shareholders’ Meeting of the Company, may not be enforced against the Company and will only be effective among the executing shareholders upon disclosure to the public as aforesaid.
     Limitation of Officers’ and Directors’ Liability
     In addition to voting for directors at the Annual Shareholders’ Meeting, shareholders are asked to vote upon the financial statements of the Company and the annual reports of the Board of Directors, the Audit and Corporate Practices Committee, and the General Director. If the holders of a majority of the votes entitled to be cast approve management’s performance, all shareholders are deemed to have released the directors and officers from claims or liability to us or our shareholders arising out of actions taken or any failure to take actions by any of them on our behalf during the prior fiscal year, with certain exceptions. Officers and directors may not be released from any claims or liability for criminal acts, fraud, self-dealing or gross negligence.
     Members of the Board of Directors and the officers of the Company shall not incur, individually or jointly, any responsibility for the damages and/or losses they may cause to the Company or its subsidiaries or of entities in which the Company owns 20% or more of the capital stock thereof, derived from acts executed by, or decisions made, any of them, to the extent that acting in good faith, any of the following exclusions of responsibility takes place:
(i)	They fulfill the requirements that these Bylaws and the applicable laws may stipulate for the approval of matters to be dealt with by the Board of Directors or, as the case may be, by committees of which they are members.

(ii)	They make decisions or vote at the meetings of the Board of Directors or, as the case may be, committees to which they belong, based on the information provided by the relevant managers, the corporation providing the external audit services or the independent experts, whose capacity and credibility do not offer a cause for reasonable doubt.

(iii)	They have selected the most suitable alternative, to the best of their knowledge and belief, or negative property damages had not been foreseeable, in both cases, based on the information available at the time of the decision.

(iv)	They fulfill the resolutions of the Shareholders’ Meeting, provided these do not violate the law.
     We shall indemnify and hold the directors, the General Director and all other relevant managers of the Company or of the mercantile corporations controlled by the latter harmless from all damages and/or losses that their performance may cause to the Company and the corporations controlled by the latter or in which it has a significant influence, except in the event of deceitful acts or acts in bad faith, unlawful acts in accordance with the applicable legislation or whose indemnity, pursuant to said legislation may not be agreed or granted by the Company. For said purposes, we may take liability insurance or any similar one and grant any bonds and bails that may be necessary or convenient. All legal costs related to the respective defense shall be payable by us against general expenses, which shall only be refunded to the Company by the director in question, the General Director or the relevant manager in question, when required pursuant to a firm court order releasing the Company from its indemnity obligations.
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
     Certain Voting Rights
     Our only class of outstanding capital stock consists of Shares. Shares, when properly issued, are fully voting shares of capital stock without par value.
     Preemptive and Other Rights
     In case of capital increase, except in the case of treasury shares (in which case no preemptive rights applies), the holders of Shares have the preemptive right to subscribe the new shares issued as a result of a capital increase, in proportion to the number of shares owned by each of them.
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
Taxation
General
     The following summary describes the principal United States and Mexican federal income tax consequences of the acquisition, ownership, and disposition of our ADSs (All of our Notes due 2006 and 2007 were paid in full during 2006, so we make no disclosure in this Annual Report as to the taxation of such Notes) by:
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
     The summary with respect to United States federal income taxes is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), treasury regulations, including proposed regulations and temporary regulations, promulgated under that Code, rulings, official pronouncements and judicial decisions, all as in effect on the date of this Annual Report. The summary with respect to Mexican federal taxes is based on Mexico’s income tax laws and regulations applicable on the date of this Annual Report. All of these things are subject to change, possibly with retroactive effect in case of U.S. (Change proposed, since in Mexico is not allowed the existence of dispositions with retroactive effect, unless, benefits are given through them, situation hardly observed for tax matters), and to different interpretations. This summary does not address all of the tax consequences that may be applicable to holders of our ADSs and our Notes.
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
     For purposes of Mexican taxation, an individual is a resident of Mexico if he has established his home in Mexico, unless he has a home both in Mexico and abroad; in such case an individual will be considered to be a resident of Mexico if the individual’s “center of vital interests” is in Mexico. For these purposes, the center of vital interests will be considered to be located in Mexico, among other cases, if either (i) more than 50% of the individual’s total income in a calendar year is derived from a source in Mexico, or (ii) the main center of the individual’s professional activities is located in Mexico. Mexican Nationals who are state officials or state workers even though their individual’s center of vital interests is located abroad are deemed to be residents of Mexico. A legal entity is a resident of Mexico if it has located in Mexico its principal administration or the place of its effective management. If a legal entity or an individual is deemed to have a permanent establishment in Mexico for Mexican federal tax purposes, all income attributable to such permanent establishment will be subject to Mexican federal taxes, in accordance with applicable laws. A non-resident of Mexico is an individual or corporation that does not satisfy the requirements to be considered a resident of Mexico for Mexican federal tax purposes.
     This summary is not a complete analysis or listing of all potential tax considerations relevant to a decision to purchase, hold or dispose of ADSs and is not addressed to certain types of persons whose functional currency is not the Dollar or persons that own (actually or constructively under rules prescribed in the Code) 10% or more of the voting shares of the Company.
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
     Each prospective holder of our ADSs should consult his or her tax advisors with respect to the tax treatment applicable to that holder.
Equity
     Mexican Tax Considerations
     This summary of certain Mexican tax considerations relates only to non-resident U.S. holders of our Share ADSs.
     Dividends — Dividends, either in cash or in any other form, paid with respect to our Share ADSs to non-resident U.S. holders will not be subject to Mexican withholding or any other Mexican tax.

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
     This exemption is not applicable to certain public offers of our Shares ADSs and to transactions that are not executed on the Mexican Stock Exchange or through stock markets in amply commercial locations of countries with which Mexico has entered into a treaty for avoidance double taxation, even if certain transactions may be considered by the CNBV to have been executed on the Mexican Stock Exchange.
     If the foregoing conditions are not met and the sale or other disposition of our Share ADSs is made by a non-resident U.S. holder on any other exchange, the sale or disposition will be subject to a 25% Mexican income tax on the gross proceeds, unless a non-resident U.S. holder meets certain requirements and elects to be taxed at a rate of 28% on the net gain realized on the sale, as determined pursuant to Mexican tax laws.
     Under the Tax Treaty, a non-resident U.S. holder entitled to claim the benefits under the Tax Treaty owning less than 25% of our capital stock or owning more than 25% but for less than 12 months will generally be exempt from Mexican taxation on any gain derived from the sale or other disposition of our Shares.
     Deposits of CPOs in exchange for ADSs and withdrawals of CPOs in exchange for ADSs will not give rise to Mexican taxation.
     Commissions paid in brokerage transactions for the sale of our Shares ADSs on the Mexican Stock Exchange are subject to a value-added tax of 15%, unless residents in Mexico for tax purposes render the commissions and such services are useful abroad.
     Other Mexican Taxes — There are no Mexican inheritance or succession taxes applicable to the ownership, transfer or disposition of our Shares ADSs. Gratuitous transfers of our Shares ADSs may, in some circumstances, subject the recipient to Mexican federal income tax. There are no Mexican stamp, issue, registration or similar taxes or duties payable by non-resident U.S. holders of our ADSs.
     United States Income Tax Considerations
     For United States federal income tax purposes, owners of ADSs generally will be treated as the owners of the underlying Shares represented by the ADSs.
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
Debt
     All of our Notes due 2006 and 2007 were paid in full during 2006, so we make no disclosure in this Annual Report as to the taxation of such Notes.
     Information Reporting And Backup Withholding
     Amounts paid in respect to our ADSs and the proceeds from the sale, exchange, or redemption of our ADSs may be reported to the United States Internal Revenue Service and a backup withholding tax may apply to such amounts unless the holder (i) is a domestic corporation (which may be required to establish its exemption by providing its status on U.S. Internal Revenue Service Form W-9), (ii) in the case of a U.S. holder other than a corporation, provides an accurate taxpayer identification in the manner required by applicable law, (iii) in the case of a non-U.S. Holder, provides a properly executed U.S. Internal Revenue Service Form W-8BEN, or other successor form, or otherwise (iv) establishes a basis for exemption. The amount of any backup withholding from a payment to a U.S. holder generally will be allowed as a credit against the U.S. holder’s United States federal income tax liability.
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
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
     The following information includes “forward-looking statements” that involve risk and uncertainties. Actual results could differ from those presented. All information below is presented under IFRS as of December 31, 2006, in U.S. dollars.
     We are exposed to market risks arising from changes in interest rates, foreign exchange rates, equity prices and commodity prices. We use derivative instruments, on a selective basis, to manage these risks. We do not use derivative instruments for trading or speculative purposes. We maintain and control our treasury operations and overall financial risk through policies approved by senior management and our Board of Directors.
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
     At December 31, 2006 and 2005, the Company had monetary assets and liabilities denominated in currencies other than the United States dollar as follows:

	December 31,
	(in thousands of Dollars)
	2006	2005
Assets	$50,419	$44,682
Liabilities	(47,791)	(78,590)

	$2,628	$(33,908)

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
Interest Rate Risk
     We depend upon debt-financing transactions, including debt securities, bank and vendor credit facilities and leases, to finance our operations. These transactions expose us to interest rate risk, with the primary interest rate risk exposure resulting from changes in the relevant base rates (CETES, TIIE, LIBOR and/or prime rate) which are used to determine the interest rates that are applicable to borrowings under our credit facilities. We are also exposed to interest rate risk in connection with the refinancing of maturing debt.
     The table below provides information about the Company’s debt obligations. For debt obligations, the table represents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in thousands of U.S. dollars, which is the Company’s reporting currency. In 2005, the Company did not enter into any interest rate-hedging transactions.

	Breakdown of Fixed and Variable Rates of Financial Obligations(1)
	Expected Maturity
Liabilities	2007	2008	2009	2010	Thereafter	Total	Fair Value
	(in thousands of Dollars)
Long-Term Debt
Fixed Rate	$39,671	$41,014	$41,750	$100,390	$138,433	$361,258	$361,258
Average Interest Rate	10.68%	10.73%	10.76%	10.76%	10.83%	10.74%	**
Variable Rate(2)	$1,035	—	—	—	—	$1,035	$1,035
Average Interest Rate	11.45%	**	**	**	**	11.45%	**

(1)	Information as of December 31, 2006

(2)	Short-Term Debt

**	Not applicable

     In 2006, the Company entered into a series of interest rate swap transactions with the Bank of Tokyo-Mitsubishi UFJ, Ltd. to hedge against fluctuations in the LIBOR rates that determine the interest payments due to the Bank of Tokyo-Mitsubishi UFJ, Ltd. and West LB AG under the senior financing for seven offshore vessels with an aggregate principal amount of $49.6 million.
Commodity Price Risk
     The Company is exposed to price changes in the commodities markets for certain inventory goods, and specifically fuel. The Company purchases its diesel fuel on a spot basis within Mexico, and it purchases ship bunker fuel in the United States for certain of its operations. These purchases are affected by price changes in the international energy commodity market. In the past, the Company has entered into diesel fuel and other energy commodity derivatives transactions to manage these risks and may continue to engage in similar transactions in the future.
Inflation Rate Risk
     A substantial increase in the Mexican inflation rate would have the effect of increasing our Peso-denominated costs and expenses, which could affect our results of operations and financial condition. High levels of inflation may also affect the balance of trade between Mexico and the United States and other countries, which could adversely affect our results of operations.
Derivatives Exposure
     As of December 31, 2006, the Company had interest rate swap contracts with the Bank of Tokyo-Mitsubishi UFJ, Ltd. with a notional amount of $49.6 million and a mark to market value of -$0.927 million; that were entered into in connection with the senior financing of seven offshore vessels with the Bank of Tokyo-Mitsubishi UFJ, Ltd. and West LB AG.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
     Not applicable.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     As of December 31, 2006, we did not meet certain financial ratios contained in our vessel financings, resulting in an event of default under these facilities. However, all of the relevant lenders waived such default from the period starting December 31, 2006 and until September 30, 2007.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
     See Item 4. “Information on the Company — C. Organizational Structure — Reclassification of Series A and Series L Shares.”
ITEM 15. CONTROLS AND PROCEDURES
     Our management is responsible for establishing and maintaining adequate internal controls over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer that: (i) pertains to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets; (ii) provides reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements for external reporting in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures are being made only in accordance with authorization of the Company’s management and directors; and

(iii) provides reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedure may deteriorate. Management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006. In making its assessment of internal control over financial reporting, management used the criteria set forth by the Committee of Sponsoring Organizations (“COSO”) of the Tread way Commission in Internal Control — Integrated Framework.
     The Company evaluated, with the participation of its Chief Executive Officer and Chief Financial Officer, its internal control over financial reporting as of December 31, 2006, based on the COSO Internal Control — Integrated Framework. Based on this evaluation, the Company’s management concluded that as of December 31, 2006, its internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
     Grupo TMM’s audit and corporate practices committee is comprised of three members, each of whom has significant experience in analyzing and evaluating financial reports and an understanding of internal controls and procedures for financial reporting. The Board of Directors of Grupo TMM has determined that its audit committee does not have a financial expert that meets the requirements of an audit committee expert as required in this item. Mexican law does not require audit committee members to have the attributes of a financial expert as set forth in this item and the availability of qualified persons who have the requisite expertise and are otherwise suitable to serve as an audit committee member for Grupo TMM is limited.
ITEM 16B. CODE OF ETHICS
     Grupo TMM has adopted a code of ethical conduct entitled, “Business Conduct Code,” covering all its officers, including its principal executive officer, principal financial officer and principal accounting officer, and all of its employees. We will provide a copy of the Business Conduct Code free of charge upon request to Grupo TMM, Avenida de la Cuspide, No. 4755, Colonia Parques del Pedregal, 14010 Mexico City, D.F., Mexico, Attn: General Counsel.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
     The following table reflects our principal accounting fees and services for the years 2006 and 2005:
GRUPO TMM, S. A. B.
Summary of Auditors’ Payments
(in thousands of Dollars)

	As of December 31,
	2006	2005
Audit Fees(a)	$978.0	$2,026.5
Audit Related Fees	—	—
Tax Fees(b)	86.3	43.3
Other Fees(c)	227.0	78.9

Total(d)	$1,291.3	$2,148.7

(a)	Audit Fees.—Fees relates to the review of our Annual Financial Statements and Annual Report filed with the SEC and review of others SEC filling.

(b)	Tax Fees.—Fees related to specific tax issues, in compliance with the applicable tax laws in Mexico.

(c)	Other Fees.—Fees related to the compliance with foreign trade regulations and to the compliance with Sarbanes-Oxley Act of 2002; supervision in the update of the Company’s systems platform, in compliance with applicable regulations.

(d)	The total amount does not include Mexican tax (“Impuesto al Valor Agregado” or “IVA”).

     The Company’s Audit Committee pre-approves all fees on the diverse services provided by the independent auditor, including the fees for 2005 and 2006, in accordance with the Company’s policies and procedures.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
     None.
PART III
ITEM 17. FINANCIAL STATEMENTS
     Not applicable.
ITEM 18. FINANCIAL STATEMENTS
     The following financial statements are filed as part of this Annual Report on Form 20-F.

Consolidated Financial Statements,
Report of Independent Registered Public Accounting Firm

Grupo TMM, S.A.B. and Subsidiaries
December 31, 2004, 2005 and 2006

GRUPO TMM, S.A.B. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of
Grupo TMM, S.A.B.
     We have audited the accompanying consolidated balance sheets of Grupo TMM, S.A.B. and subsidiaries (“Grupo TMM” or the “Company”), as of December 31, 2005 and 2006, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the years then ended, all expressed in U.S. dollars. These consolidated financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America) and International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes, assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of Grupo TMM as of December 31, 2005 and 2006, and the consolidated results of their operations and their cash flows for each of the two years then ended, in conformity with International Financial Reporting Standards.
     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3, the Company has sustained substantial losses from continuing operations during the past five years, and substantial doubt exists as to its continuation as a going concern. Continuation is dependent upon the success of future operations and obtaining additional financing. Management’s plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
     International Financial Reporting Standards vary in certain significant respects from Accounting Principles Generally Accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income for each of the two years in the period ended December 31, 2006, and the determination of consolidated stockholders’ equity at December 31, 2005 and 2006 to the extent summarized in Note 26 to the consolidated financial statements.
SALLES, SAINZ – GRANT THORNTON, S.C.
Mexico City, Mexico
April 6, 2007 (except for
Note 26, as to which the
date is May 21, 2007)

Grupo TMM, S.A.B. and Subsidiaries
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
México City, July 10, 2007
To the Board of Directors and Stockholders of
Grupo TMM, S.A.B.
1.	We have audited the accompanying consolidated statements of income and of cash flows of Grupo TMM, S.A.B. and subsidiaries (“Grupo” or the “Company”) for the year then ended December 31, 2004, all expressed in U.S. dollars. These consolidated financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
2.	We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with International Financial Reporting Standards. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
3.	In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the consolidated results of operations and the cash flows of the Company for the year ended December 31, 2004, in conformity with International Financial Reporting Standards.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
4.	International Financial Reporting Standards vary in certain significant respects from Accounting Principles Generally Accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income for the year ended December 31, 2004 to the extent summarized in Note 26 to the consolidated financial statements.
PricewaterhouseCoopers S.C.
Abraham Fuentes Leyva
Audit Partner

Grupo TMM, S.A.B. and Subsidiaries
Consolidated Balance Sheets
December 31, 2005 and 2006
(amounts in thousands of US dollars)

	2005	2006
Assets
Current Assets
Cash and cash equivalents	$52,921	$21,706
Restricted cash (Note 13 and 14)	347,888	16,960
Accounts receivable – net of provision for impairment of $1,412 in 2005 and $3,533 in 2006	43,267	40,599
Amounts due from related parties (Note 16)	11	62
Taxes receivable (Note 5)	9,428	10,563
Accounts receivable from KCS (Note 2 and 25)	—	51,113
Other accounts receivable – Net (Note 6)	10,176	17,801
Materials and supplies	4,073	5,457
Other current assets (Note 7)	3,222	4,425

Total current assets	470,986	168,686

Accounts receivable from KCS (Note 2)	48,763	40,000
Concession rights — Net (Note 8)	4,441	3,952
Property, machinery and equipment – Net (Note 9)	165,817	282,811
Prepaid expenses (Note 10)	3,156	3,473
Investment held in associated companies (Note 11)	7,386	3,882
Intangible assets (Note 12)	9,021	19,819
Deferred income taxes (Note 21)	83,556	112,833

Total assets	$793,126	$635,456

Liabilities and stockholders’ equity
Current liabilities:
Current portion of long-term debt (Note 13)	$35,546	$27,555
Accounts payable	22,755	20,422
Accrued expenses (Note 17)	47,686	37,840
Obligations for sale of receivables (Note 14)	—	16,727

Total current liabilities	105,987	102,544

Long-term debt (Note 13)	524,763	141,401
Dividends payable	9,803	9,803
Reserve for pensions and seniority premiums (Note 23)	10,284	7,391
Obligations for sale of receivables (Note 14)	—	172,617
Other long-term liabilities (Note 18)	5,543	10,356

Total non-current liabilities	550,393	341,568

Total liabilities	656,380	444,112

Stockholders’ equity (Note 19):
Common stock, 56,963,137 shares authorized and issued without par value	121,158	121,158
Statutory reserve	4,172	12,738
Retained earnings	4,754	62,174
Capital premium (Note 15)	5,528	5,528
Initial accumulated translation loss	(17,757)	(17,757)
Cumulative translation adjustment (Note 4)	1,422	(1,173)

	119,277	182,668
Minority interest (Note 4r)	17,469	8,676

Total stockholders’ equity	136,746	191,344

Total liabilities and stockholders’ equity	$793,126	$635,456

The accompanying notes are an integral part of these consolidated financial statements.

Grupo TMM, S.A.B. and Subsidiaries
Consolidated Statements of Operations
Year ended December 31, 2004, 2005 and 2006
(amounts in thousands of US dollars, except per share amounts)

	2004	2005	2006
Transportation revenues	$251,001	$306,599	$248,148
Costs and expenses:
Salaries, wages and employee benefits	69,288	75,575	68,306
Leases	84,656	101,689	63,368
Purchased services	55,582	79,655	53,661
Fuel, material and supplies	14,955	15,485	21,204
Other costs and expenses	12,839	16,809	13,943
Depreciation and amortization	10,261	12,668	16,532

	247,581	301,881	237,014

Income on transportation	3,420	4,718	11,134

Other income (expenses) — Net (Note 20)	16,232	(1,022)	(24,066)

Operating Income (loss)	19,652	3,696	(12,932)

Interest income	1,541	5,159	4,604
Interest expense	89,317	96,037	60,036
Exchange income (loss) — Net	2,465	1,290	(396)

Net financing cost	(85,311)	(89,588)	(55,828)

Loss before income taxes	(65,659)	(85,892)	(68,760)

(Provision for) benefit from income taxes (Note 21)	(43,703)	62,021	27,815

Loss from continuing operations for the year	(109,362)	(23,871)	(40,945)

Income from discontinued operations for the year	9,470	199,363	111,362

Net (loss) income for the year	$(99,892)	$175,492	$70,417

Attributable to:
Minority interest	2,655	4,188	509

Stockholders of Grupo TMM, S.A.B.	$(102,547)	$171,304	$69,908

Loss from continuing operations for the year per share	$(1.920)	$(0.419)	$(0.719)

Income from discontinued operations for the year per share	$0.166	$3.500	$1.955

Net (loss) income per share attributable to Stockholders of Grupo TMM, S.A.B. (Note 24)	$(1.800)	$3.007	$1.227

Weighted average shares outstanding	56,963	56,963	56,963

The accompanying notes are an integral part of these consolidated financial statements.

Grupo TMM, S.A.B. and Subsidiaries
Consolidated Statements of Changes in Stockholders ´ Equity
For the years ended December 31, 2004, 2005 and 2006
(amounts in thousands of US dollars)

					Initial
			Retained		accumulated			Total
	Common	Statutory	earnings	Capital	translation		Minority	stockholders’
	stock	reserve	(deficit)	premium	loss	Subtotal	interest	equity
Balance at January 1, 2004	$121,158	$4,172	$(59,913)	$5,528	$(17,757)	$53,188	$678,204	$731,392
Sharing from discontinuing operations						—	14,167	14,167
Acquisition of trademark from minority Stockholders						—	(9,000)	(9,000)
Net loss for the year			(102,547)			(102,547)	2,655	(99,892)

Balance at December 31, 2004	121,158	4,172	(162,460)	5,528	(17,757)	(49,359)	686,026	636,667

Translation adjustment			1,422			1,422	—	1,422
Loss on acquisition of shares of subsidiary from minority Stockholders			(4,090)			(4,090)	(6,911)	(11,001)

Total income expense for the year recognized directly in equity			(2,668)			—
Sharing from discontinuing operations			—			—	(665,834)	(665,834)
Net profit for the year			171,304			171,304	4,188	175,492

Total recognized income and expense for the year			168,636			—

Balance at December 31, 2005	121,158	4,172	6,176	5,528	(17,757)	119,277	17,469	136,746

Increase in statutory reserve on April 25, 2006		8,566	(8,566)			—
Translation adjustment			(2,595)			(2,595)		(2,595)
Loss on acquisition of shares of subsidiary from minority Stockholders			(289)			(289)	(9,302)	(9,591)
Provision for employee indemnifications			(3,633)			(3,633)		(3,633)

Total expense for the year recognized directly in equity			(6,517)			—
Net profit for the year			69,908			69,908	509	70,417

Total recognized income and expense for the year		—	63,391			—		—

Balance at December 31, 2006	$121,158	$12,738	$61,001	$5,528	$(17,757)	$182,668	$8,676	$191,344

The accompanying notes are an integral part of these consolidated financial statements.

Grupo TMM, S.A.B. and Subsidiaries
Consolidated Statements of Cash Flows
Year ended December 31, 2004, 2005 and 2006
(amounts in thousands of US dollars)

	2004	2005	2006
Cash flows from operating activities:
Loss from continuing operations for the year	$(109,362)	$(23,871)	$(40,945)
Adjustments to reconcile net (loss) income to net cash provided by (used) in operating activities:
Depreciation and amortization	10,261	12,668	16,532
Other amortizations	3,360	16,121	3,906
Amortization and discount on obligations	983	2,419	2,731
Provision for (benefit from) income taxes	43,703	(62,021)	(27,815)
Gain on sale of property, machinery and equipment -Net	(344)	(1,097)	(3,934)
Gain on sale of other subsidiaries	—	(2,600)	—
Impairment test in long-lived assets	—	—	21,262
Changes in other assets and liabilities:
(Increase) Decrease in restricted cash	(943)	(341,079)	330,928
(Increase) Decrease in accounts receivable	(4,063)	(5,199)	2,668
(Increase) Decrease in other accounts receivable and related parties	(17,823)	8,047	(7,676)
(Increase) Decrease in materials and supplies	(261)	788	(1,384)
(Increase) Decrease in other current assets	(1,242)	12	(2,338)
Increase in accounts payable and accrued expenses	25,777	1,933	3,421
Decrease in other non-current assets	8,135	2,227	6,285
Increase in other long-term liabilities	50,890	59,357	30,325

Total adjustments	118,433	(308,424)	374,911

Net cash provided by (used in) operating activities	9,071	(332,295)	333,966

Cash flows from investing activities:
Sale of property, machinery and equipment	1,374	1,693	12,293
Acquisition of property, machinery and equipment	(15,278)	(107,031)	(154,347)
Sales of shares of subsidiaries	—	581,054	68,754
Acquisitions of companies and minority interest in associated companies	—	(38,072)	(29,955)

Net cash (used in) provided by investing activities	(13,904)	437,644	(103,255)

Cash flows from financing activities:
Payments under capital lease obligation	(94)	(151)	—
Payments of financial debt	(5,525)	(21,265)	(443,527)
Cash (paid) received from sale of accounts receivable – Net	(8,373)	(77,351)	181,601

Net cash used in financing activities	(13,992)	(98,767)	(261,926)

Net (decrease) increase in cash and cash equivalents	(18,825)	6,582	(31,215)
Cash and cash equivalents at beginning of the year	65,164	46,339	52,921

Cash and cash equivalents at the end of the year	$46,339	$52,921	$21,706

Supplemental cash disclosures:
Interest paid	$10,278	$16,234	$52,219

Income tax and asset tax paid	$735	$257	$778

The accompanying notes are an integral part of these consolidated financial statements.

Grupo TMM, S.A.B. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2006
(Amounts in thousands of US dollars, except number of shares)
1. The Company:
Grupo TMM, S.A.B. (“Grupo TMM” or the “Company”) is a Mexican company whose main activity is providing multimodal transportation and logistics services to premium clients throughout Mexico. Grupo TMM operates in the dedicated trucking, third-party logistics, container and railcar maintenance and repair, offshore supply shipping, clean oil and petrochemical products shipping, tugboat services, warehouse management, shipping agency, inland and seaport terminal businesses, as well as other similar activities related to the shipping and cargo transport business. Due to the geographic location of some of the subsidiaries and the activities in which they are engaged, Grupo TMM and its subsidiaries are subject to the laws and ordinances of other countries, as well as international regulations governing maritime transportation and the observance of safety and environmental regulations.
Due to the introduction of a new Mexican securities exchange law that went into effect in December 2006, it was necessary for the Company to adopt a new official company name, Grupo TMM, Sociedad Anónima Bursátil (“Grupo TMM, S.A.B.”).
Grupo TMM, is headquartered at Avenida de la Cuspide #4755, Colonia Parques del Pedregal, Delegacion Tlalpan, C.P. 14010, México, D.F.
As of December 31, Grupo TMM wholly owns the shares comprising the capital stock of the following companies:

	2005		2006
Servicios Corporativos TMM, S.A. de C.V. and subsidiaries (formerly Compañía Arrendadora TMM, S. A. de C. V.)	100%		100%
Inmobiliaria TMM, S. A. and subsidiaries	100%		100%
Operadora de Apoyo Logístico, S. A. de C. V. and subsidiaries	a	)	—
Operadora Marítima TMM, S. A. de C. V.	100%		100%
Servicios en Puertos y Terminales, S. A. de C. V. and subsidiaries	b	)	—
División de Negocios Especializados, S. A. de C. V. and subsidiaries (formerly Transportes Marítimos del Pacífico, S. A.)	c	)	—
Transportes Marítimos México, S. A. and subsidiaries	d	)	—
TMM Holdings, S. A. de C. V. and subsidiaries	a	)	—
TMM Logistics, S.A. de C.V. and subsidiaries	a), g)100%		a) 100%
TMG Overseas, S.A.	b	)	—

Grupo TMM, S.A.B. and Subsidiaries

	2005	2006
Transportación Marítima Mexicana, S.A. de C.V. (formerly Naviera del Pacífico, S.A. de C.V.)	b) 100%	b) 100%
Operadora Portuaria de Tuxpan, S.A. de C.V.	b) 100%	b) 100%
Terminal Marítima de Tuxpan, S.A. de C.V.	b) 100%	b) 100%
Marítima Mexicana, S.A. de C.V. and subsidiaries	d) 100%	d )
Marmex Offshore, S.A. de C.V.	e) 100%	e) 100%
Buques Tanque del Pacífico, S.A. de C.V.	f) 100%	f) 100%
Buques Tanque del Golfo, S.A. de C.V.	f) 100%	f) 100%
Transportes Líquidos Mexicanos, LTD	d) 100%	d) 100%
Personal Marítimo, S.A. de C.V.	d) 100%	d) 100%
TMM Agencias, S.A. de C.V.	d) 100%	d) 100%
Servicios de Logística de México, S.A. de C.V.	a), h) 100%	a) 100%
Servicios en Operaciones Logísticas, S.A. de C.V.	a) 100%	a) 100%
Servicios Administrativos de Transportación, S.A. de C.V.	a), g) 100%	h )
Lacto Comercial Organizada, S.A. de C.V.	a) 100%	a) 100%
Marmex Marine Mexico, Inc (formerly Seacor Marine Mexico, Inc)	d) 100%	d) 100%
Promotora Intermodal de Carga, S.A. de C.V.	g) 100%	g )
NL Cargo, S.A. de C.V.	g) 100%	g )
Marmex International Services, S.A. de C.V.	—	j) 100%
Almacenadora de Depósito Moderno, S.A. de C.V.	—	i) 100%
Grupo TMM also holds a controlling interest in the following consolidated subsidiaries, as of December 31:

	2005	2006
Servicios Mexicanos de Remolcadores, S.A. de C.V.	d)60%	d )
Autotransportación y Distribución Logística, S.A. de C.V.	a)51%	a)51%
Administración Portuaria Integral de Acapulco, S.A. de C.V.	51%	51%
TMM Multimodal, S. A. de C. V. and subsidiaries	a) and d)	a) and d)
Seglo Operaciones Logísticas S.A. de C.V.	50%	50%
Repcorp, S.A. de C.V.	92.3%	92.3%
Grupo TMM also holds a non controlling interest in the following companies, as of December 31:

	2005	2006
Seglo, S. A. de C. V.	39%	39%
Procesos Operativos de Materiales, S. A. de C. V.	39%	39%

a)	Following an ongoing corporate restructuring plan, on July 20, 2005, the Company sold all of the shares representing the capital stock of Operadora de Apoyo Logístico, S.A. de C.V. (“OAL”) to an unrelated party. The sale of this subsidiary generated a gain of $11.1 million. Prior to its sale OAL decided to sell to Grupo TMM the following companies: TMM Multimodal, S.A. de C.V. (“TMM Multimodal”), Servicios de Logística de México, S.A. de C.V. (“SLM”), Servicios en Operaciones Logísticas, S.A. de C.V., Servicios Administrativos de Transportación, S.A. de C.V. (“SAT”), Autotransportación y Distribución Logística, S.A. de C.V., TMM Logistics, S.A. de C.V. (“TMM Logistics”) and Lacto Comercial Organizada, S.A. de C.V. (“Lacorsa”). Likewise, on March 10, 2005, TMM Holdings, S.A. de C.V. merged into OAL.

Grupo TMM, S.A.B. and Subsidiaries

b)	As part of the same restructuring plan above referred to, on November 10, 2005, Grupo TMM agreed to sell all of the shares representing the capital stock of Servicios en Puertos y Terminales, S.A de C.V. to an unrelated party. The transaction generated a loss on the sale of this subsidiary of $0.3 million. Before the sale, Servicios en Puertos y Terminales, S.A. de C.V. decided to sell to Grupo TMM the following companies: Transportación Marítima Mexicana, S.A de C.V. (formerly Naviera del Pacífico, S.A de C.V.), Operadora Portuaria de Tuxpan, S.A. de C.V., Terminal Marítima de Tuxpan, S.A. de C.V. and TMG Overseas, S.A. The latter, TMG Overseas, S.A., was sold by Grupo TMM on December 27, 2005, to an unrelated party, with a resulting loss on the transaction of $5.2 million.

c)	Likewise, as part of the same plan Grupo TMM decided to sell División de Negocios Especializados, S.A. de C.V. (DNE) to Servicios en Puertos y Terminales, S.A. de C.V. on January 11, 2005. The latter company decided to sell on March 15, 2005 all the shares representing the capital stock of DNE to an unrelated party, generating a gain of $0.7 million.

d)	As a result of the merger of Transportes Marítimos México, S.A. de C.V. and TMM Multimodal, S.A. de C.V. into Grupo TMM, the following companies became direct subsidiaries of Grupo TMM: Marítima Mexicana, S.A. de C.V., Transportes Líquidos Mexicanos, LTD, Personal Marítimo, S.A. de C.V., Servicios Mexicanos en Remolcadores, S.A. de C.V. (“SMR)”and TMM Agencias, S.A. de C.V. On December 01, 2005, Grupo TMM acquired from Seacor Marine International, LLC the company Marmex Marine Mexico, Inc. (formerly Seacor Marine Mexico, Inc.) which owned 40% of the shares of Marítima Mexicana, S.A. de C.V. in the amount of $20.0 million.

On March 3, 2006, Grupo TMM, through Newmarmex, S.A. de C.V., a subsidiary of TMM which is in turn a subsidiary of Grupo TMM, obtained financing to buy Seacor’s interest in Marmex Marine (Mexico).

On March 2, 2006, Grupo TMM and Smit International, N.V. (“Smit”), a Dutch company that is the Company’s partner and minority interest shareholder in SMR, agreed to allow the Company to purchase the 40% minority interest of SMR held by Smit for a price of $9.5 million. Approval for the consummation of this transaction was received from the Manzanillo Integrated Port Authority in May 2006. Finally, on May 15, 2006, SMR and Marmex merged into TMM, leaving TMM as the surviving entity.

e)	On December 27, 2005, Marmex Offshore, S.A. de C.V. was incorporated in Mexico City, DF, whose line of business consists of providing sea and river transportation services.

f)	On June 20, 2005, the following companies were incorporated in the State of México: Buques Tanque del Pacífico, S.A. de C.V. and Buques Tanque del Golfo, S.A. de C.V. Both companies’ line of business is the sea and river transportation services.

g)	On July 19, 2005, TMM Logistics, S.A. de C.V. and Inmobiliaria TMM, S.A. de C.V. acquired 49% and 1%, respectively, of the remaining 50% of the shares of Promotora Intermodal de Carga, S.A. de C.V. (PIC) owned by Key Solutions, S.A. de C.V. (an unrelated party). Moreover, PIC owned 70% of the shares issued and outstanding of N.L. Cargo, S.A. de C.V. (NL Cargo), with the remaining 30% owned by an unrelated party GNL División Comercial, S.A. de C.V. In October 2006, both PIC and NL Cargo merged into TMM Logistics.

Grupo TMM, S.A.B. and Subsidiaries

h)	On November 30, 2006, SAT merged into SLM.

i)	On December 11, 2006, the company Almacenadora de Depósito Moderno, S.A. de C.V. (“Ademsa”) was acquired for an amount up to $12.4 million. As of December 31, 2006, $9.7 million has been paid with respect to this acquisition.

j)	On March 31, 2006, the company Marmex International Services, S.A. de C.V. was formed in Mexico with the objective of providing maritime and fluvial transport services.
2. Non-current assets available for sale and discontinued operations
On December 15, 2004, Kansas City Southern (KCS) entered into the Amended Acquisition Agreement (“AAA”) with Grupo TMM and other parties to acquire control of the railroad business of TFM through the purchase of shares of common stock of Grupo TFM. Under the terms of the AAA, KCS would acquire all of the interest of Grupo TMM in Grupo TFM for $200 million in cash; 18 million shares of KCS common stock; $47 million in a 5%, two-year promissory note subject to satisfaction of conditions of an escrow agreement; and up to $110 million payable in a combination of cash and stock related to the final resolution of the Value Added Tax VAT claim and Put Option (20% of the shares of TFM held by the Mexican Government) as such terms are defined in the AAA.
As of December 31, 2004, all of the conditions precedent to the closing contemplated in the AAA had been satisfied, with the exception of the approval of the shareholders of KCS, which was ultimately obtained on March 29, 2005.
On April 1, 2005, Grupo TMM received $594 million for the sale of its share interest in Grupo TFM to KCS, including $200 million in cash, $47 million in a 5% promissory note which matured on June 1, 2007, and 18 million common shares of KCS worth $347 million at that date. Furthermore, on March 13, 2006, Grupo TMM received an additional payment of $110 million from KCS in a combination of $35 million in cash, a $40 million note receivable that matures on April 1, 2010, and 1,494,469 shares of KCS stock valued at $35 million dependent on a favorable resolution of the IVA liability and the PUT (see Note 24). Due to the contingent nature of the latter receivable, it was not recognized as a receivable in the consolidated balance sheet of the Company as of December 31, 2005. No income was recognized on this transaction until actual cash was collected in April 2006.
The $200 million received in cash from the sale referred to above was used to fulfill the following obligations: i) around $70 million in principal and accrued interest to the Securitization Facility of Grupo TMM, ii) $34 million approximately to relieve the GM PUT (see Note 24), iii) $70 million were utilized on May 13, 2005, to prepay on a pro rata basis the 2007 secured Senior Notes (around $68 million for principal amount and around $2 million of accrued interest), and iv) $26 million approximately that were used to bear related expenses.
On September 13, 2005, Grupo TMM, KCS, Grupo TFM and TFM reached a settlement agreement with the Mexican Government in connection with the Grupo TFM’s VAT lawsuit and the Mexican Government’s Put

Grupo TMM, S.A.B. and Subsidiaries
Option (the “Put”). In accordance with the proposal jointly prepared and proposed by the Company and KCS in early 2005, Grupo TFM acquired the 20 percent of shares issued by TFM subject to the Put held by the Mexican Government on a basis that effectively offsets the VAT claim and Put obligation, ending all litigation on these issues.
On December 9, 2005 the Company sold 18 million common shares of KCS to Morgan Stanley & Co. for aggregate gross proceeds of $400.5 million, which the Company used on January 17, 2006 to prepay an aggregate principal amount of $331 million and interest of $16 million of our 2007 Notes.
On March 13, 2006, in accordance with the AAA, KCS paid to the Company, $110 million in a combination of 1,494,469 shares of KCS (the “VAT Earnout Shares”), a promissory note in the original principal amount of $40 million, and an additional $35 million in cash was paid by KCS to the Company (the “VAT Contingency Payment”). On December 7, 2006 the Company sold the VAT Earnout Shares for approximately $37.3 million.
An analysis of the results of operations and cash flows of the discontinued operations on the railroad business, for the year ended December 31, 2004 and the first quarter ended March 31, 2005, is as follows:

		For the
		three
		months
		ended
	December 31,	March 31,
	2004(1)	2005(1)

Transportation revenues	$679,328	$157,459
Costs and expenses	553,460	127,726

Income on transportation	125,868	29,733
Other (expenses) income — Net	(6,397)	(1,511)

Operating income	119,471	28,222
Net financing cost	(111,029)	(26,586)

Income before income taxes and minority interest	8,442	1,636
(Provision) benefit for income taxes	15,195	1,787

Income before minority interest	23,637	3,423
Minority interest	(14,167)	(2,059)

Net income for the year	$9,470	$1,364

Cash Flows:
Cash flows from operating activities:
Net income for the year	$9,470	$1,364
Net cash provided by (used in) operating activities	76,827	(5,156)
Net cash used in investing activities	(4,711)	(9,089)
Net cash used in financing activities	(61,468)	—

Net increase (decrease) in cash and cash equivalents	10,648	(14,245)
Cash and cash equivalents at the beginning of the year	3,597	14,245

Cash and cash equivalents at the end of the year	$14,245	$—

(1)	Only Railroad Business

Grupo TMM, S.A.B. and Subsidiaries
The railroad business is included in the segment Railroad Division (see Note 22).
3. Going Concern
The accompanying financial statements have been prepared in conformity with International Financial Reporting Standards, which contemplate continuation of the company as a going concern. However, the Company has sustained substantial losses from continuing operations in recent years: $48.1 million in 2002, $126.6 million in 2003, $109.4 million in 2004, $23.8 million in 2005, and $40.9 million in 2006. Continuation of the Company as a going concern is dependent upon the Company’s ability to meet its financing requirements on a continuing basis, to comply with its present financing arrangements, and to succeed in its future operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the company be unable to continue in existence.
Management has taken the following steps to revise its operating and financial requirements, which it believes are sufficient to provide the company with the ability to continue in existence:
Due principally to: a) reduced levels of debt and costs of financing, b) the acquisition of its own fleet of product tankers and offshore vessels, and c) the acquisition of the minority interests in two of its most lucrative maritime investments, the Company was able to improve the results of operations and its overall financing structure as demonstrated by interest coverage ratios of 0.22 in 2004, 0.26 in 2005 and 0.93 in 2006; and increases in equity net of minority interests of $(49.4) million in 2004, $119.3 million in 2005, and $182.7 million in 2006.
The Company’s management believes that its 2007 business plan considers a significant increase in income and generation of cash from operations. These increases would be derived from business levels and assets that are substantially in place as of the end of its fiscal year 2006, except for the expected benefit from the renovation and increase of its fleet of transportation assets. These initiatives suffered delays in their implementation in 2006; however, the Company’s management expects them to be completed during 2007. Company’s management believes that the aforementioned will permit the Company to continue on its positive trend of increasing efficiency and coverage ratios and realizing its current strategy of creating a healthy and competitive financial structure for the Company.
4. Summary of significant accounting policies:
The consolidated financial statements of Grupo TMM have been prepared in accordance with International Financial Reporting Standards and their interpretations issued by the International Accounting Standards Board (“IFRS”), expressed in United States dollars, the currency in which most transactions and a significant portion of the Company’s assets and liabilities arose and/or are denominated. The Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”) approved this method in 1985. The initial effect of conversion to the United States dollar as the functional currency is shown as a debit of $17,757 in the statement of changes in stockholders’ equity of Grupo.
These consolidated financial statements have been approved by the Board of Directors of the Company on March 14, 2007.
The most significant accounting policies followed by the Company, are as follows:
a. Consolidation-
The consolidated financial statements include the accounts of Grupo TMM and those of its subsidiaries. All intercompany balances and transactions have been eliminated. Grupo TMM consolidates the companies in which it holds 51% or more direct or indirect participation and/or has control.

Grupo TMM, S.A.B. and Subsidiaries
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
Gains and losses on transactions between Grupo TMM and its associates are eliminated to the extent of Grupo’s interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.
b. Translation-
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
Pursuant to the revised version of International Accounting Standard (IAS) 21 by the IASB (see Note 3.z.) “The Effects of Changes in Foreign Exchange Rates”, whereby the concept of functional currency is discussed, Grupo TMM since 2005 analyzed the economic environment in which its subsidiaries were operating during such year. The analysis disclosed the need to change the functional currency of some of

Grupo TMM, S.A.B. and Subsidiaries
Grupo TMM’s subsidiaries from the U.S. dollar to the Mexican peso. The revised IAS 21 allows choosing the reporting currency which remained to be the U.S. dollar in the accompanying financial statements.
The effect of this proactive change in Grupo TMM’s financial statements as of and for the years ended December 31, 2005 and 2006 is as follows:

	2005	2006
	Increase	Increase

Net income for the year	$1,532	$837
Total assets	3,225	1,181
Non controlling interest	271	5
Stockholders’ equity	2,954	1,176
c. Cash and cash equivalents-
Cash and cash equivalents represent highly liquid interest-bearing deposits and investments with an original maturity of less than three months and are stated at cost plus interest earned.
d. Restricted cash-
Restricted cash represents the amount required to guarantee the payments according to the obligations arising from the debt agreements on the acquisition of vessels and from the sale of receivables (See Notes 13 and 14).
e. Accounts receivable-
Accounts receivable are carried at original invoice amount less a provision made for estimated losses on these receivables. Trade receivables are provided against when objective evidence is received that Grupo TMM will not be able to collect all amounts due to it in accordance with the original terms of the receivables.
The amount of the write-down is determined as the difference between the asset’s carrying amount and the present value of estimated future cash flows, and is included in income for the year.
f. Materials and supplies-
Materials and supplies, consisting mainly of fuel and items for maintenance of property and equipment, are valued at the lower of the average cost or net realizable value.
g. Concession rights-
Concession rights correspond to payments made for the rights to operate the assets under concession, which are stated at cost, and are amortized over the terms specified in the agreements.
h. Property, machinery and equipment, net-
Property, machinery and equipment are stated at construction or acquisition cost. Acquisitions through capital leases or charter arrangements with an obligation to purchase are capitalized based on the present value of future minimum payments, recognizing the related liability. Depreciation of transportation equipment is computed using the straight-line method based on the useful lives of the assets net of the estimated residual

Grupo TMM, S.A.B. and Subsidiaries
value. Depreciation of other fixed assets is computed using the straight-line method based on the estimated useful lifes of the assets.
Recurring maintenance and repair expenditures are charged to operating expenses as incurred. The major repairs on transportation equipment are capitalized and amortized over the period in which benefits are expected to be received (two to three years for vessels).
i. Prepaid expenses-
Prepaid expenses represent advance payment for future services to be received.
j. Goodwill-
Goodwill arising on the acquisition of a subsidiary or a jointly controlled entity represents the excess of the cost of acquisition over the Company’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary or jointly controlled entity recognized at the date of acquisition. If, after reassessment the Company’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities exceeds the costof the business combination, the excess is recognized immediately in profit or loss. The interest of minority stockholders in the acquiree is initially measured at the minority’s proportionof the net fair value of the assets, liabilities and contingent liabilities recognized.
Goodwill is initially recognized as an asset and is subsequently measured at cost less any accumulated impairment losses. Goodwill is reviewed for impairment at least annually.
k. Deferred income tax-
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
l. Employees’ statutory profit-sharing-
Employees’ statutory profit-sharing is determined by the Company at the rate of 10% on taxable income, adjusted as prescribed by the Mexican Income Tax Law. There was no employees’ statutory profit-sharing liability for 2004, whereas for 2005 and 2006, the amounts are of $397 and $161, respectively, among certain subsidiaries of the Company.
m. Borrowings-
Borrowings are recognized initially as the proceeds received, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost using the effective yield method; any difference between proceeds (net of a minimum transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings.

Grupo TMM, S.A.B. and Subsidiaries
n. Pensions and seniority premiums-
Seniority premiums, to which employees are entitled after 15 years of service and after having retired at the age of 60, and retirement plan benefits obligations are expensed in the years in which the services are rendered (See Note 23).
Other compensation based on length of service to which employees may be entitled to in the event of dismissal, in accordance with the Mexican Federal Labor Law, are provided for based on an actuarial computation, in accordance with IAS 19 “Employee Benefits.”
o. Revenue recognition-
Revenue comprises the fair value for services, net of rebates and discounts and after the elimination of revenue within subsidiaries.
Voyage revenues are recognized proportionally as a shipment moves from origin to destination.
Revenues and costs associated with trucking transportation services and other non-maritime transactions are recognized at the time the services are rendered.
p. Impairment of long-lived assets-
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
q. Leases-
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
Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases are charged to the income statement as they become due over the period of the lease.
r. Minority interest-
Non controlling interest represents the minority interest of third parties in the subsidiaries of Grupo TMM.
s. Segments-
A business segment is a group of assets and operations engaged in providing services that are subject to risks and returns that are different from those of other business segments.

Grupo TMM, S.A.B. and Subsidiaries
t. Non-current assets held for sale-
Non-current assets are classified as assets held for sale and stated at the lower of carrying amount and fair value less costs to sell if their carrying amount is recovered principally through a sale transaction rather than through a continuing use (See Note 2).
u. Use of estimates-
The preparation of the consolidated financial statements requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.
v. Share capital-
Ordinary shares are classified as equity. Grupo TMM does not have other equity instruments besides the 56,963,137 shares of common stock.
Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options, or for the acquisition of a business, are included in the cost of acquisition as part of the purchase consideration.
w. Obligations for sale of receivables-
The Company has entered into factoring agreements for the sale of present and future receivables. Proceeds are received when an agreement is made to issue trust certificates based on a pool of collections of receivables that are in turn applied on a scheduled basis as payments of principal and interest. Collection is held by the designated trust and amounts exceeding scheduled payments are reimbursed to the Company (See Note 14).
On September 25, 2006, the Company entered into a securitization agreement with Deutsche Bank AG in the amount of $200 million based on the structure used in aforementioned programs.
x. Financial risk management-
i. Financial risk factors
The Company may enter into financial and commodity derivative instruments as a part of its risk management program, including currency exchange contracts, interest rate agreements and energy derivatives.
ii. Foreign exchange risk
The Company is exposed to foreign exchange risk arising from exposure primarily with respect to the Mexican peso.

Grupo TMM, S.A.B. and Subsidiaries
At December 31, 2005 and 2006, the Company had monetary assets and liabilities denominated in currencies other than the United States dollar, determined at the interbank exchange rate, as follows:

	2005	2006
Assets	$44,682	$50,419
Liabilities	(78,590)	(47,791)

	$(33,908)	$2,628

At December 31, 2005 and 2006 the exchange rate was Ps10.6344 and Ps10.8116 per one U.S. dollar, respectively. At the date of issuance of the accompanying audited consolidated financial statements, the exchange rate is Ps11.0322 per one U.S. dollar and the Company ´s net monetary position (unaudited) is similar to that as of December 31, 2006.
iii. Interest-rate risk
The Company’s income and operating cash flows are substantially independent of changes in market interest rates. It is the policy of Grupo TMM to enter into borrowing financial instruments at fixed interest rates and when this is not possible to acquire derivatives to compensate for any interest rate fluctuations. As of December 31, 2005 and 2006, significantly all of Grupo’s outstanding borrowings are settled based on fixed interest rates.
iv. Concentration of risk
During 2006, the Company obtained revenues from PEMEX-Refining and PEMEX-Exploration representing 13% and 11%, respectively, of total consolidated revenue. None of the other customers represent more than 7% of such revenue.
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

Grupo TMM, S.A.B. and Subsidiaries
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
     As of December 31, 2006, the Company had interest rate swap contracts with the Bank of Tokyo-Mitsubishi UFJ, Ltd. with a notional amount of $49.6 million and a mark to market value of -$0.927 million; that were entered into in connection with the senior financing of seven offshore vessels with the Bank of Tokyo-Mitsubishi UFJ, Ltd. and West LB AG.
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
The fair value of the Company’s bank loans and other obligations is estimated based on the quoted market prices or on the rates offered to the Company for debt of the same remaining maturities at the end of each year. Debt bearing interest at variable rates is generally representative of the rates that are currently available to the Company at December 31, 2006 for the issuance of debt with similar terms and remaining maturities, and therefore the carrying values of these obligations are a reasonable estimate of their fair value.
y. Reclassifications-
Certain figures of the years 2004 and 2005 were reclassified according to 2006 figures in accordance with IAS 1 “Presentation of Financial Statements”. The statements of cash flows for the years ended December 31, 2004 and 2005 have been reclassified to conform to the 2006 presentation that includes Net (loss) income for the year as the starting point instead of Net loss from continuing operations for the year. In 2006 the provision for employees’ indemnifications is presented as a long-term liability in the accompanying consolidated balance sheet (in 2004 and 2005 this provision was presented as a short-term liability); the provision for the compulsory employees’ profit sharing is included within costs and expenses in the accompanying Consolidated Statement of Income (in 2004 and 2005 such a provision was included after income before income taxes and employees’ profit sharing); and interest paid is presented as part of Cash used in financing activities in the accompanying Consolidated Statement of Cash Flows (in 2004 and 2005 interest paid was included in Changes in other assets and liabilities).
z. New accounting pronouncements-
In December 2003, the International Accounting Standards Board (IASB) issued the revised version of fifteen standards, as a result of the Improvements Project. The revised International Accounting Standards (IAS) are:
IAS 1 Presentation of Financial Statements
IAS 2 Inventories
IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors
IAS 10 Events after the Balance Sheet date
IAS 16 Property, Plant and Equipment

Grupo TMM, S.A.B. and Subsidiaries
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
With the exception of IAS 3, the revised and new standards are effective for accounting periods commencing on or after January 1, 2005, with earlier application encouraged and form the so-called “2005 stable platform”. IFRS 3 applies to the accounting for business combinations for which the agreement date is on or after March 31, 2004. There were no business combinations in 2005, whereas in December 2006 the acquisition of Ademsa took place (See Note 1k).
In December 2004 the IASB issued IFRS 6 Exploration for and Evaluation of Mineral Resources and is effective for annual periods beginning on or after 1 January 2006 with earlier application encouraged.
On December 16, 2004 the IASB issued an amendment to IAS 19 Employee Benefits. An entity shall apply the amendments relating to Multi-employer Plans (refer paragraph 32A), Defined Benefit Plans that Share Risks between Various Entities under Common Control (refer paragraphs 34-34b), Recognition of the Components of the Defined Benefit Cost in Profit or Loss (refer paragraph 61) and Disclosure (refer paragraphs 120-121) for annual periods beginning on or after 1 January 2006. Earlier application is encouraged. If an entity applies these amendments for a period beginning before 1 January 2006, it shall disclose that fact. The option regarding recognition of actuarial gains and losses (refer paragraphs 93A-93D) may be used for annual periods ending on or after 16 December 2004. An entity using the option for annual periods beginning before 1 January 2006 shall also apply the amendments previously described (refer IAS 19, paragraphs 32A, 34-34B, 61 and 120-121).
During 2005 the IASB published IFRS 7 Financial Instruments: Disclosures and the Amendment to IAS 1 Presentation of Financial Statements- Capital Disclosures. The standard adds new disclosure requirements for financial instruments to those currently required by IAS 32 Financial Instruments: Disclosure and Presentation and replaces disclosure requirements of IAS 30 Disclosure in the Financial Statements of Banks and Similar Financial Institutions and combines all these financial instrument disclosures in one new standard. Existing disclosures in IAS 30 and IAS 32 have been reviewed to remove unnecessarily onerous or duplicative disclosures. IFRS 7 supersedes IAS 30 and the disclosure requirements of IAS 32 but the presentation requirements of IAS 32 remain unchanged. The IFRS is effective for annual periods beginning on or after 1 January 2007. Earlier application is encouraged. Upon adoption of IFRS 7, the Group will have to disclose additional information about its financial instruments, their significance and the nature and extent of risks that they give rise to. There will be no effect on reported income or net assets.

Grupo TMM, S.A.B. and Subsidiaries
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
On November 30, 2006, the IASB issued a new standard IFRS 8 – Operating Segments as part of its short-term convergence project with the US Financial Accounting Standards Board (FASB). IFRS 8 replaces IAS 14 Segment Reporting and achieves broad convergence with the requirements of FASB Statement No. 131 Disclosures about Segments of an Enterprise and Related Information. There is also a consequential amendment to IAS 34 International Financial Reporting requiring entities to report extended information about operating segments in their international financial reports. IFRS 8 requires entities to adopt the “management approach” to reporting on its operating segments. Therefore, the information generally to be reported in annual financial statements would be what management uses internally for evaluating segment performance and deciding how to allocate resources to operating segments. IFRS 8 applies for annual periods beginning on or after 1 January 2009. Early adoption is permitted. The adoption of this Standard will have little or no effect on the Company ´s segment disclosure as it already follows the management approach.
International Financial Reporting Interpretations Committee (“IFRIC”). The following interpretations will be adopted on their effective dates and will have no material impact on the Group’s financial statements:
IFRIC 4 “Determining whether an arrangement contains a lease”, issued in December 2004, is effective for periods commencing on or after January 1, 2006 and requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement;
IFRIC 8 “Scope of IFRS 2”, issued in January 2006, is effective for periods commencing on or after May 1, 2006; and
IFRIC 9 “Reassesment of embedded derivatives”, issued in March 2006, is effective for periods commencing on or after June 1, 2006.
Interpretations in issue but not considered relevant to the activities of the Group are as follows:
IFRIC 1 “Changes in existing decommissioning, restoration and similar liabilities”;
IFRIC 2 “Members’ shares in cooperative entities and similar instruments”;
IFRIC 5 “Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds”;
IFRIC 6 “Liabilities arising from participating in a specific market – waste electrical and electronic equipment”; and

Grupo TMM, S.A.B. and Subsidiaries
IFRIC 7 “Applying the restatement approach under IAS 29 “Financial reporting in hyperinflationary economies”.
5. Taxes receivable:
At December 31 2005 and 2006, the taxes recoverable are summarized as follows:

	2005	2006
Special tax on production and services	$165	$162
Income Tax and recoverable VAT	9,204	10,322
Other	59	79

	$9,428	$10,563

6. Other accounts receivable:
At December 31 2005 and 2006, the other accounts receivable are summarized as follows:

	2005	2006
Services for port, maritime and other operations	$5,515	$10,926
Insurance claims	686	1,911
Employees	1,101	2,515
Former stockholders of Ademsa		1,016
Other	2,874	1,433

	$10,176	$17,801

7. Other current assets:
At December 31 2005 and 2006, the other current assets are summarized as follows:

	2005	2006
Prepaid expenses	$2,097	$3,129
Insurance	893	934
Prepaid insurance premiums	216	324
Others	16	38

	$3,222	$4,425

8. Concession rights:
The Company also holds concessions to operate the cruise and vehicle terminal in Acapulco and the tugboat services in Manzanillo. The Manzanillo concession has been renewed for an additional eight year period in January 2007. Under these concession agreements, the Company has the obligation to keep in good condition the facilities contemplated under the concessions. At the end of the terms of the concession agreements, the concessions’ assets will revert to the Government.

Grupo TMM, S.A.B. and Subsidiaries
Management believes the Company has complied with this requirement as of December 31, 2006.
At December 31 2005 and 2006, concession rights are summarized below:

			Estimated
			Useful Lives
	2005	2006	(Years)
Integral Acapulco Port Administration (1)	$6,783	$6,783	25
Tugboats in the Port of Manzanillo (See Note 1)(2)	2,170	2,170	8

	8,953	8,953
Accumulated amortization	(4,512)	(5,001)

Concession rights — Net	$4,441	$3,952

Amortization of concession rights was $0.5 million for the years ended December 31, 2004, 2005 and 2006.

(1)	Concession is due in June 2021.

(2)	Concession is due in January 2015. As of January 2007 the concession value has been fully amortized.
9. Property, machinery and equipment, net:
At December 31, 2005 and 2006, the property, machinery and equipment are summarized below:

	2005
	Balance at						Balance at
	beginning of						end of	Estimated
	year-net of						year-net of	useful
	accumulated			Transfers and			accumulated	life
	depreciation	Additions	Disposals	others		Depreciation	depreciation	(years)
Vessels	$14,356	$76,977	$107	$4,696		$6,415	$89,507	25
Dry — docks:
(major vessel repairs)	2,148	1,006	66	(321)		1,126	1,641	2.5
Buildings and installations	11,660	20	—	376		1,011	11,045	20 and 25
Warehousing equipment	100	—	—	—		8	92	10
Computer equipment	465	153	—	(71)		243	304	3 and 4
Terminal equipment	1,901	6	—	19		440	1,486	10
Ground transportation equipment	9,837	4,971	500	1,911		1,423	14,796	4.5 and 10
Other equipment	4,101	210	2	(2,380)		410	1,519

	44,568	83,343	675	4,230		11,076	120,390
Land	14,268	—	94	(104)		—	14,070
Construction in progress	21,500	23,688	201	(13,630)		—	31,357

	$80,336	$107,031	$970	$(9,504)	(1)	$11,076	$165,817

Grupo TMM, S.A.B. and Subsidiaries

	2006
	Balance at
	beginning						Balance at
	of year-net						end of year-	Estimated
	of						net of	useful
	accumulated				Transfers and		accumulated	life
	depreciation	Additions	Disposals		others	Depreciation	depreciation	(years)
Vessels	$89,507	$124,348	$—		$5,831	$12,107	$207,579	25
Dry — docks:
(major vessel repairs)	1,641	2,967	—		2,408	983	6,033	2.5
Buildings and installations	11,045	—	—		631	1,007	10,669	20 and 25
Warehousing equipment	92	—	—		1,181	23	1,250	10
Computer equipment	304	137	—		91	176	356	3 and 4
Terminal equipment	1,486	19	—		185	412	1,278	10
Ground transportation equipment	14,796	8,377	367		(1,869)	1,269	19,668	4.5 and 10
Other equipment	1,519	407	—		494	325	2,095

	120,390	136,255	367		8,952	16,302	248,928
Land	14,070	306	381		121	—	14,116
Construction in progress	31,357	17,786	22,886	(2)	(6,490)	—	19,767

	$165,817	$154,347	$23,634		$2,583 (3)	$16,302	$282,811

(1)	The balance is attributable to the retirement of assets as a result of the sale of the Colombian Subsidiaries.

(2)	Includes $19.3 million of impairment test of long-lived assets and $3.6 million of cancelation fiduciary rights.

(3)	Includes assets from the acquisition of subsidiaries for $2.5 million and $0.1 million of translation adjustment.
Accumulated depreciation of property, machinery and equipment as of December 31, 2005 and 2006, was $83.1 million and $103.1 million, respectively.
10. Prepaid expense:
At December 31, 2005 and 2006, prepaid expenses are summarized as follows:

	2005	2006
Guarantee deposit	$856	$812
Prepaid expenses	2,300	2,661

	$3,156	$3,473

Grupo TMM, S.A.B. and Subsidiaries
11. Investments held in associated companies:
At December 31, 2005 and 2006, investments held in associated companies are summarized as follows:

			Percentage
	Percentage of		of
	Ownership	2005	Ownership	2006
Seglo, S.A. de C.V.	39%	3,351	39%	3,859
Procesos Operativos de Materiales, S.A. de C.V.	39%	19	39%	23
Joint Ventures, port and real estate business	50%	4,016	—	—

		$7,386		$3,882

12. Intangible assets:
At December 31, 2005 and 2006, intangible assets are analyzed as follows:

	2005
	Balance at					Balance at
	beginning of					end of year –	Estimated
	year - net of			Transfers	Amortization/	net of	useful
	accumulated			and	impairment	accumulated	life
	amortization	Additions	Disposals	cancellations	test	amortization	(years)
Software	$101	$43	$—	$(22)	$101	$21	3 and 5
Goodwill	4,348	—	362	(710)	3,276	—
Trademarks (1) (1)	—	—	—	9,000	—	9,000

	$4,449	$43	$362	$8,268	$3,377	$9,021

	2006
	Balance at					Balance at
	beginning of				Amortization	end of year –	Estimated
	year - net of				/	net of	useful
	accumulated			Transfers and	impairment	accumulated	life
	amortization	Additions	Disposals	cancellations	test	amortization	(years)
Software	$21	$998	$—	$(603)	$22	$394	3 and 5
Goodwill (2)	—	10,425	—	—	—	10,425
Trademarks (1) (1)	9,000	—	—	—	—	9,000

	$9,021	$11,423	$—	$(603)	$22	$19,819

(1)	On December 31, 2004, Grupo TMM acquired the rights of the trademark “Marmex” from its joint venture partner Seacor Marine International, LLC by $9.0 million, which was presented as an item deducting the minority interest amount. As described in Note 1d), Grupo TMM acquired such minority interest, so the trademark rights are now classified within Intangible assets.

(2)	This goodwill arises from the business combination of Ademsa as the acquiree (See Note 1i). The customer relationship intangible asset was not recognized separately from goodwill in view that its fair value could not be measured reliably.

Grupo TMM, S.A.B. and Subsidiaries
13. Debt:
Total debt, as of December 31, 2005 and 2006, is summarized as follows:

	2005	2006
	Net Borrowings	Net Borrowings
Short-term portion of long-term debt:
Natixis (formerly Natexis Banques Populaires) (1)	$9,979	$9,955
DZ Bank (4)	—	7,575
West LB AG (2)	—	4,030
Bank of Tokio Mitsubishi (2)	—	3,117
2006 Notes (6)	1,967	—
Banca Mifel, S.A.	150	—
HSBC, S.A. (7)	—	555
BBVA Bancomer, S.A. (7)	—	254
Santander Serfín, S.A. (7)	—	226
Banca Invex, S.A. (5)	1,497	—
Interest payable	21,953	1,843

	$35,546	$27,555

Long-term debt:
Natixis (formerly Natexis Banques Populaires) (1)	$56,007	$46,025
West LB AG (2)	—	41,031
Bank of Tokio Mitsubishi (2)	—	29,620
New Notes due 2007 (3)	466,508	—
DZ Bank (4)	—	24,725
Banca Invex, S.A. (5)	2,248	—

	$524,763	$141,401

(1)	In July 2005, Grupo TMM entered into two credit agreements to acquire two tanker vessels (Amatlán II and Choapas II), in the amount of $42.3 million at an average fixed rate of 7.8% for Amatlán II, and of $26 million at an average fixed rate of 8.0% for Choapas II, both with quarterly installments of principal and interest and a due date of August 15, 2010. In connection therewith, the Company established two trusts per each vessel; the first one is directed to secure revenue and debt repayment after obtaining the right to collect from PEMEX the services rendered; and the second one is directed to secure the vessel as collateral.

(2)	In February 2006, Grupo TMM (through Marmex Offshore, S.A. de C.V., a subsidiary – see Note 1) entered into two loan agreements to finance the purchase of 8 offshore vessels (Isla Arcas, Isla Azteca, Isla Guadalupe, Isla Colorada, Isla Creciente, Isla de Cedros, Isla Miramar and Isla Verde). In August and September 2006, the Company amended and supplemented one of these loan agreements to finance the purchase of an additional 2 offshore vessels (Isla Arboleda and Isla del Toro). The first three vessels (Isla Arcas, Isla Azteca and Isla Guadalupe) were financed through a single $19.8 million facility with a fixed rate of 8.12% maturing February 27, 2013; the next five vessels (Isla Colorada, Isla Creciente, Isla de Cedros, Isla Miramar and Isla Verde) were financed through a $31.9 million facility with an initial rate of 8.17% (comprised of a senior loan priced at Libor plus 200 basis points and a junior loan priced at 15.0% fixed) and maturing on February 27, 2013. In addition, the Isla Arboleda and Isla del Toro were financed with an addition of $4.9 million and $25.4 million, respectively, to this last facility, and with an initial rate of 8.58% and 8.53%, respectively (comprised of a senior loan priced at Libor plus 200 basis points and a junior loan priced at 15.0% fixed). Both additions also mature on February 27, 2013. The facilities described above have a schedule of repayment of principal and interest on a quarterly basis. In connection therewith, the Company established two trusts per each loan facility: the first one is directed to secure revenue and debt repayment after obtaining the right to collect the services rendered to PEMEX and other clients; and, the second one is directed to secure the vessels as collateral.

Grupo TMM, S.A.B. and Subsidiaries
(3)	The 2003 notes represented ten-year instruments bearing 9.50% annual interest (9.25% annually up to November 14, 2000) through May 15, 2003. On such date, the Company defaulted on its obligation to pay the principal amount and accrued unpaid interest on the 2003 notes, and the accrued unpaid interest on its 2006 notes. As a result, the Company began negotiations with a representative committee of holders of 2003 and 2006 notes.

On August 11, 2004, Grupo TMM completed the Exchange Offer of its New Senior Secured Notes expiring in 2007 (the “New Notes due 2007”) upon the closing of a private exchange offer, which closed simultaneously with a public exchange offer for the Company’s 2003 and 2006 notes. Pursuant to the Exchange Offer, an aggregate amount of $170.7 million or approximately 96.5% of the 2003 notes were tendered and an aggregate amount of $197.1 million or approximately 98.6% of the 2006 notes were tendered. Holders of the 2003 and 2006 notes who tendered their respective 2003 and 2006 notes pursuant to the Exchange Offer received approximately $459.5 million aggregate principal amount of New Notes due 2007.

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

New Notes due 2007 represent a three-year senior and secured (by virtually all of the Company’s assets, including a pledge of the Grupo TFM shares held by TMM Multimodal) obligation (extendable to four years at the option of the Company under certain circumstances), for an initial principal amount of $508,703 and with an annual interest of 10.5% if interest is paid entirely in cash, or of 12.0% if the Company elects to pay the interest due in a combination of a minimum due in cash of 2% annually and the remainder in kind (through the issuance of additional New Notes 2007 or Company’s American Depositary Shares (ADS). This payment-in-kind interest rate will increase to 12.5% for the period between August 1, 2006 and February 1, 2007, and to 13.0% for the period between February 1, 2007 and August 1, 2007. If the Company elects to extend the maturity of the New Notes due 2007 until August 1, 2008, it would have to pay a pro rata portion of a cash fee equal to 4% of the then outstanding principal amount under its New Notes due 2007, and the applicable rate would be 12% payable in cash only. Grupo TMM has restricted cash in the amount of $347.9 million as of December

Grupo TMM, S.A.B. and Subsidiaries
31, 2005, dedicated to prepay a portion of the New Notes 2007. Once this cash is applied to the payment of the 2007 Bonds, the company is entitled to reduce in 100 base points the interest rate applicable to cash payments (up to 9.5%) as a consequence of the aggregate payment of such bonds.

On January 17, 2006, the Company used the “Restricted Cash” (resulting from the sale of 18 million shares of Kansas City Southern stock for an aggregate gross cash consideration of $400.5 million) to redeem a partial amount of New Notes due 2007, with a remaining balance of $16.9 million of restricted cash after such payment. As a result of this partial redemption, the Company also received a reduction in the interest rate payable in the New Notes due 2007 , with 9.50% as the resulting rate. On May 15, 2006 the Company made another partial redemption of $1.1 million of New Notes due 2007, resulting in an aggregate outstanding balance of $155.8 million.

With the proceeds from the Securitization program (see note 14), on September 25, 2006 the Company redeemed the balance of $155.8 million of New Notes due 2007 in full. The total amount paid by the Company, including principal, accrued interest, fees and other expenses as contemplated under the indenture of the New Notes due 2007 was $159.9 million.

(4)	On February 2006, Grupo TMM (through Newmarmex, S.A. de C.V. “Newmarmex” – See Note 1) entered into a $18.0 million loan facility for the financing of twelve offshore vessels (Isla Arena, Isla Ballena, Isla Clarion, Isla Coronado, Isla Cozumel, Isla de Lobos, Isla del Carmen, Isla Montague, Isla Passavera, Isla Pelicano, Isla Tiburon and Marmex III) at a fixed rate of 11.92% and maturing on February 16, 2010. On April 2006, Grupo TMM (through Marmex International Services, S.A. de C.V. “MIS” – See Note 1) entered into a $21.8 million loan facility for the financing of one offshore vessel (Isla Grande) at a fixed rate of 8.5% and maturing on April 15, 2013. The facilities described above have a schedule of repayment of principal and interest on a quarterly basis. In connection therewith, the Company established two trusts per each loan facility: the first one is directed to secure revenue and debt repayment after obtaining the right to collect the services rendered from PEMEX Exploracion y Produccion and other clients; and the second one is directed to secure the vessels as collateral.

(5)	For 2005, this bank borrowing represents a credit line with Banco Invex, S.A. of up to $4.89 million (52 million pesos) for the sole purpose of acquiring transportation equipment (trucks and trailers), payable in quarterly installments of principal and monthly interest at a variable interest rate of TIIE plus 550 basis points, due on June 20, 2008. This bank loan was repaid in full on September 2006 when the outstanding balance was $2.8 million ($31.8 million pesos). The effective interest rate as of September 21, 2006 was 12.78%.

(6)	The 2006 notes represent ten-year instruments bearing 10.25% annual interest (10% annually until November 14, 2000) until their maturity on November 15, 2006. On such date, the Company paid the 2006 notes in full.

(7)	On December 2006, Grupo TMM acquired 100% of the capital stock of Ademsa — See Note 1i). At such time, Ademsa had three outstanding Mexican peso-denominated loans:
a) Working capital loan facility with Banco BBVA-Bancomer of $0.25 million ($2.8 million pesos) with principal repayment at maturity and monthly interest payments at TIIE plus 320 basis points and maturing April 10, 2007 with an effective rate as of the end of 2006 of 10.53%,

Grupo TMM, S.A.B. and Subsidiaries
b) Working capital loan facility with Banco Santander Serfin of $0.23 million ($2.4 million pesos) with principal repayment at maturity and monthly interest payments at TIIE plus 200 basis points and maturing May 12, 2007 with an effective rate as of the end of 2006 of 9.39%, and
c) Working capital loan facility with HSBC of $0.55 million ($6.0 million pesos) with principal repayment at maturity and monthly interest payments at TIIE plus 534 basis points and maturing May 16, 2007 with an effective rate as of the end of 2006 of 12.68%.
Covenants –
The agreements related to the above-mentioned loans contemplate certain covenants including the observance of certain financial ratios, and restrictions on dividend payments and sales of assets, among others. As of December 31, 2006, we did not meet certain financial ratios contained in our vessel financings, resulting in an event of default under these facilities. However, all of the relevant lenders waived such default from the period starting December 31, 2006 and until September 30, 2007.
Interest expense amounted to $51,881, $65,568 and $ 26,853 for the years ended December 31, 2004, 2005 and 2006, respectively. The weighted average interest rate paid was 12.24% in 2004, 11.91% in 2005 and 9.50% in 2006.
Maturity of long-term debt, as of December 31, 2005 and 2006, is as follows (book value amounts)

	2005	2006
Maturity	Net Borrowings	Net Borrowings
2007	$466,508	$—
2008	2,248	—
2010	56,007	53,450
2013	—	87,951

	$524,763	$141,401

A summary of the estimated fair values of the Company’s bank loans and other obligations, as of December 31, 2005 and 2006, is shown below:

	2005		2006
	Book	Fair	Book	Fair
	value	value	value	value
Short-term debt:
Fixed-rate	$12,858	$12,685	$17,147	$17,147
Variable-rate	1,647	1,647	8,591	8,591
Transaction costs	(912)	—	(26)	—
Interest payable	21,953	—	1,843	—

	$35,546	$14,332	$27,555	$25,738

Grupo TMM, S.A.B. and Subsidiaries

	2005		2006
	Book	Fair	Book	Fair
	value	value	value	value
Long-term debt:
Fixed rate	$543,984	$554,963	$81,991	$81,991
Variable rate	2,248	2,248	59,410	59,410
Transaction costs	(21,469)	—	—	—

	$524,763	$557,211	$141,401	$141,401

14. Obligations from sale of receivables:
Pursuant to the securitization facility, the Company and certain of its subsidiaries sold receivables to a trust, which in turn, issued certificates to investors (“Certificates”). For accounting purposes, the securitization facility represents the total U.S. dollar amount for future services to be rendered to customers under the securitization facility. The facility contemplates the restriction of cash for the purposes of securing any potential obligor payment defaults. On April 5, 2005 there was approximately $70.5 million of aggregate principal amount and interest on Certificates outstanding under the securitization facility, which was paid by the Company on such date using the cash proceeds received from the sale of Grupo TFM to KCS (See Note 2).
On September 25, 2006, the Company entered into a Securitization Facility with Deutsche Bank, AG for $200.0 million, using the same features and structure of the previous securitization deals. As of December 31, 2006 the outstanding balance under the Securitization Facility was $195.2 million (exclusive of $7.6 million of transaction cost and $1.7 million of interest payable) bearing a fixed annual rate of 12.47%. This new Securitization facility also had $6.5 million in restricted cash as of such date.
Under the terms of the Securitization facility, the Company pledged to Deutsche Bank AG (as certificateholder), the collection rights associated with the Indemnity Escrow Note (see Note 2). The consideration paid by KCS under the Indemnity Escrow Note will be released to the Company absent an event of default. If an event of default exists and is continuing as defined in the Securitization facility, the Indemnity Escrow Note proceeds will be applied to the repayment of a like amount of certificates under the Securitization facility.
In addition, the proceeds associated with the VAT Escrow Note (see Note 2) will be applied towards the reduction in certificates under the Securitization facility no later than 6 months after the receipt of such proceeds.
As of December 2006, the obligations from sale of receivables are summarized as follows:

Series 2006	$200,000
Payments	(4,846)

Outstanding balance	195,154
Interest payable	1,756
Transaction cost	(7,566)
Current portion	(16,727)

Obligation for the sale of long-term accounts receivable	$172,617

Grupo TMM, S.A.B. and Subsidiaries
The maturities of the obligations from sale of receivables as of December 2006 are summarized as follows (figures represent book value):

2006
Maturity	Debt - Net Borrowings
2007	$16,727
2008	16,909
2009	19,145
2010	64,751
2011 and thereafter	77,622

$195,154

15. Convertible notes:
On May 29, 2002, the Company entered into a Securities Purchase Agreement with the buyers named therein, pursuant to which the buyers agreed to purchase senior convertible notes (the “convertible notes”) into shares or ADS in an aggregate amount of $32.5 million. Additionally, note-linked securities (“NLSs”) were issued which are exercisable for 1,311,290 of the Company’s Series A shares or ADS’s at an exercise price of $9.9139 per share or ADS for a term of three years after issuance.
Between December 31, 2002 and May 2, 2003, the Company repaid the convertible notes in full and in cash, therefore no convertible notes were converted into capital stock of the Company.
On May 29, 2005, the period to exercise the NLSs expired, and none of the holders thereof exercised the NLSs. The shares of Grupo TMM stock reserved for conversion of the convertible notes and for the NLSs were duly cancelled in a shareholder’s meeting held on August 18, 2006. The premium that arised from the issuance of those convertible notes in now considered as a Capital premium within the stockholders’ equity.
On September 15, 2003, HTFP Investments, LLC, Gaia Offshore Water Fund, Ltd. and Caerus Fund, Ltd. filed a lawsuit against the Company seeking a judicial declaration to adjust the strike price and the underlying number of shares of Grupo TMM that could be exercisable under the NLSs. On June 5, 2006 the Company settled with these three claimants for an aggregate consideration of $1.8 million.
On September 14, 2006, Leonardo, L.P. (another purchaser under the Securities Purchase Agreement) filed a lawsuit against the Company seeking damages in the amount of $1.6 million in connection with the adjustment in the strike price and the underlying number of shares of Grupo TMM that could be exercisable under the NLSs. The Company answered this lawsuit stating that the applicable statute of limitations had expired. The Company has reached a tentative settlement of this claim with Leonardo, L.P.

Grupo TMM, S.A.B. and Subsidiaries
16. Balances and transactions with related parties:
At December 31, 2005 and 2006 the balances and transactions with related parties are summarized as follows:

	2005	2006
(*)Accounts receivable:
Seglo Operaciones Logísticas (1)	$11	$62

	$11	$62

(*)	The accounts receivable and payable due from or due to related parties were driven by the services disclosed in the transactions with related parties.

(1)	Seglo Operaciones Logísticas, S.A. de C.V. is a 50% jointly controlled interest by Grupo TMM carrying out supply and logistics operations for the automotive industry.
The most relevant transactions with related parties are summarized as follows:

	2004	2005	2006
Income:
Management fee(1)	$234	$262	$298
Expense:
Administrative services(2)	4,908	5,177	5,686
Fees(2)	1,043	167	203
Personnel on board items(3)	61	116	—

(1)	Includes management fees billed by Grupo TMM S.A.B. and Servicios Corporativos TMM, S.A. de C.V. to Seglo S.A. in the amount of $127, $91 and $130, for the years ended December 31, 2004, 2005 and 2006, respectively. Also includes Seglo Operaciones Logisticas, S.A. de C.V. invoicing to Seglo S.A. at December 2004, 2005 and 2006 for $102, $158 and $74, respectively.

(2)	A transaction between Seglo Operaciones Logísticas, S.A. de C.V. and Seglo S.A.

(3)	Personnel in Marmex from Seacor Marine LLC.
Transactions with key management personnel. At December 31, 2004, 2005 and 2006, key management personnel compensation includes the following expenses:

Short-term employee benefits	2004	2005	2006
Salaries	$5,697	$4,809	$5,670
Social security costs	997	876	963

	$6,694	$5,685	$6,633

Grupo TMM, S.A.B. and Subsidiaries
17. Accrued expenses:
At December 31, accrued expenses are analyzed as follows:

	2005	2006
General expenses	$11,778	$8,989
Operational expenses	10,507	16,793
Taxes payable	5,787	9,386
Purchased services	894	407
Salaries and wages	1,778	2,038
Seacor Marine International, LLC	15,600	—
Other	1,342	227

	$47,686	$37,840

18. Other long term liabilities:
At December 31, the other long term liabilities are summarized as follows:

	2005	2006
Tax on dividends	$4,384	$4,384
Termination benefits provision	1,159	5,972

	$5,543	$10,356

19. Stockholders’ equity:
Capital stock
At the Extraordinary Stockholders’ Meeting held on August 28, 2002, the Company’s stockholders agreed to reclassify Series “L” shares to Series “A” shares eliminating the variable portion of capital stock of the Company. Therefore, Grupo made the transfer of its series “L” shares into the same number of series “A” shares, in a proportion of one to one. Thus, in order to obtain the series “L” shares relating to foreign residents the amount of ADS’s was increased and the corresponding transfer was made into ADS’s.
Capital stock amounts to Ps700,000, is fixed and is integrated for 56,963,137 Series “A” shares outstanding, nominative, without nominal value and with voting rights, which can be held only by persons or companies of Mexican nationality or Mexican companies that include among their by-laws an exclusion clause for foreign entities or individuals.
Dividends
Dividends paid are not subject to income tax if paid from the Net Tax Profit Account and will be taxed at a rate that fluctuates between 4.62% and 7.69% if they arise from the Reinvested Net Tax Profit Account. Dividends paid in excess of this account are subject to a tax equivalent to 40.84%, or 38.89% if paid after the year 2006.The tax is payable by the Company and may be credited against its income tax in the same year or the following two years. Dividends paid from previously taxed profits are not subject to tax withholding or additional tax payment.
The tax credit allowed under certain circumstances by the Mexican Income Tax Law is also applicable to offset advance income tax payments and not only against income tax payable for the year.

Grupo TMM, S.A.B. and Subsidiaries
In the event of a capital reduction, any excess of stockholders’ equity over capital contributions, the latter restated in accordance with the provisions of the Income Tax Law, is given the same treatment as dividends.
20. Other (expenses) income -net:
At December 31, 2004, 2005 and 2006 the other (expenses) income are summarized as follows:

	2004	2005	2006
Taxes recovered, net of (expenses) incurred	$17,132	$453	$(55)
(Loss) gain on sales of subsidiaries (Note 1)	(60)	3,520	—
Reserve for BIMMSA contingencies	(708)	(39)	—
Goodwill amortization	(227)	—	—
Impairment test goodwill adjustment	—	(3,276)	—
Impairment test in long-lived assets			(21,262)
Negative goodwill write-off	—	355	—
Provision for SSA management fees	(172)	(1,348)	(1,530)
Provision for labor contingencies	—	—	(1,080)
Other — Net	267	(687)	(139)

	$16,232	$(1,022)	$(24,066)

21. Income tax, asset tax and tax loss carryforwards:
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
This consolidation process transfer was effective January 1, 2005, once Grupo TMM complied with certain requirements called for by the aforementioned ruling.
Notwithstanding the reclassification from the tax consolidation regime, the same authority, which had issued official letter number 330-SAT-IV-10153/06 on November 8, 2006, determined that the above reclassification from tax consolidation was null and void, due to presumed nonperformances by Grupo TMM. For this reason the above reclassification from the tax consolidation regime never went into effect and, therefore, Grupo TMM should continue to act as the controlling entity of the consolidation group.
Pursuant to the above, the Company considered it necessary to file an appeal for annulment with the Federal Tax and Administration Court last January 30, 2007, so as to have a ruling handed down that resolves to render the official letter issued by the tax authorities null and void. In the opinion of the external advisors of Grupo TMM who brought such action, the matter discussed herein is attainable since, in their opinion, it lacks the pertinent legal basis and reasons that all acts should have so as to be considered legal.

Grupo TMM, S.A.B. and Subsidiaries
For the year ended December 31, 2004, historical taxable income was generated in the amount of $98,458. Moreover, a historical consolidated tax loss in the amount of $626,501 and $70,277, respectively, was incurred for the years ended December 31, 2005 and 2006.
The difference between taxable and book income is due primarily to the gain or loss on inflation recognized for tax purposes, the difference between tax and book amortization and depreciation, as well as certain temporary differences reported in different periods for financial and tax purposes, and non-deductible expenses.
The benefit (provision) for income tax included in income for the year is as follows:

	2004	2005	2006
Current income tax	$(231)	$(460)	$(1,076)
Deferred income tax	(43,300)	63,186	29,288

Net benefit (provision)	(43,531)	62,726	28,212
Asset tax	(172)	(705)	(397)

(Provision) benefit for income taxes	$(43,703)	$62,021	$27,815

Reconciliation of the income tax (provision) benefit based on the statutory income tax rate, to recorded income tax (provision) benefit is as follows:

	2004	2005	2006
Loss before income taxes	$(65,659)	$(85,892)	$(47,498)

Income tax at 33% in 2004, 30% in 2005 and 29% in 2006	21,667	25,768	13,774
Increase (decrease) resulting from:
Difference in depreciation and amortization	1,042	3,756	(13,199)
Materials and supplies	15	(359)	7
Inflationary effects on monetary assets and liabilities –net	(2,171)	(6,524)	(2,450)
Inflationary effects related to indexing and exchange rate devaluation on tax loss carryforwards -net	17,990	(19,879)	48,528
Provisions and allowances for doubtful accounts	(41,311)	(16,263)	(3,163)
Sale of assets	955	2,940	367
Valuation allowance on tax loss carryforwards	(41,171)	(58,399)	(15,699)
Non-taxable revenue	220	7,800	791
Sale of shares	269	128,655	(390)
Non deductible expenses	(6)	(8,479)	(3,956)

Grupo TMM, S.A.B. and Subsidiaries

	2004	2005	2006
Change in tax rates	(1,160)	2,812	3,252
Other – net	(42)	193	(47)

Net income tax (provision) benefit	$(43,703)	$62,021	$27,815

In accordance with a modification to the Mexican income tax law for the year 2007 and subsequent years, the general tax rate will be 28%.
The components of deferred tax assets and (liabilities) are comprised of the following:

	2005	2006
Tax loss carryforwards	$215,647	$283,161
Valuation allowance	(131,521)	(147,220)

	84,126	135,941
Income tax paid on dividends	370	364
Inventories and provisions, net	14,882	4,710
Concession rights and property, machinery and equipment	(15,822)	(28,182)

Net deferred tax assets	$83,556	$112,833

The Company has recognized deferred tax assets related to its tax loss carryforwards and other items after evaluating the reversal of existing taxable temporary differences. To the extent that the balance of the deferred tax assets exceeds the existing temporary differences, Management has evaluated the recoverability of such amounts by estimating future taxable profits in the foreseeable future which extend from 2006 through 2015. The tax profits include estimates of profitability and macroeconomic assumptions which are based on Management’s best estimate as of this date (See Note 3).
Asset tax
The Asset Tax Law establishes a tax of 1.8% on the average of assets, less certain liabilities, which is payable when it exceeds the income tax due. There was no asset tax base in the consolidated returns for 2004, 2005 and 2006. Some subsidiaries generated an asset tax on individual basis of $172, $705 and $397, for the years ended December 31, 2004, 2005 and 2006, respectively.
Tax loss carryforwards
At December 31, 2006, Grupo TMM had tax loss carryforwards on a tax consolidation basis, which under the Mexican Income Tax Law are inflation-indexed through the date of utilization as follows:

	Inflation-indexed
	amounts up to June
Year in which loss	2006, in thousands of	Year of
arose	US dollars	expiration
1998	$135,370	2008
2000	42,779	2010
2001	223,325	2011
2002	179,253	2012
2003	140,196	2013
2004**	59,479	2014
2005	643,878	2015
2005**	551	2015
2006	70,277	2016

	$1,495,108

**	Arising from differences on the Net Tax Profit Account (Mexican income tax law, article 71, seventh paragraph).

Grupo TMM, S.A.B. and Subsidiaries
22. Financial information by segment:
The Company operates in the following segments: specialized maritime transportation, land transportation and logistics, operation of ports and terminals, and related services. Specialized maritime transportation (“Maritime Transportation Division”) operations include the transportation of liquid petroleum and petrochemical products in bulk, materials and supplies for drilling platforms, as well as tugboat services. Land transportation and logistics (“Logistics Division”) includes dedicated truck services and logistics solutions. Port operations (“Ports and Terminal Division”) include terminal service and agency activities, both cargo and passenger. The discontinued operation of the Rail transportation (“Railroad Division”), includes interline connections in US and Mexican railroad lines and was sold in March 31, 2005.
Information for each operating segment is as follows:

					Elimination
					between
	Specialized		Ports and		segments
	maritime	Logistics	terminals	Railroad	and shared	Total
December 31, 2004	division	division	division	division	accounts	consolidated
Transportation revenues	$127,756	$97,583	$26,647	$699,223	$(20,880)	$930,329
Costs and expenses	(108,066)	(90,411)	(24,146)	(486,850)	5,196	(704,277)
Depreciation and amortization	(5,033)	(2,842)	(2,111)	(86,503)	(275)	(96,764)

Income on transportation	$14,657	$4,330	$390	$125,870	$(15,959)	$129,288

Costs, expenses and income not allocated						(231,835)

Net loss for the year attributable to equity holders of Grupo TMM, S.A.B.						$(102,547)

Total assets by segment	$196,077	$85,695	$74,013	$2,057,950	$—	$2,413,735
Shared assets	—	—	—	—	(61,698)	(61,698)

Total assets	$196,077	$85,695	$74,013	$2,057,950	$(61,698)	$2,352,037

Total liabilities by segment	$61,028	$43,778	$41,491	$1,054,556	$—	$1,200,853
Shared liabilities	—	—	—	—	514,517	514,517

Total liabilities	$61,028	$43,778	$41,491	$$1,054,556	$514,517	$1,715,370

Total capital expenditures by segment	$50	$6,982	$590	$44,408	$—	$52,030
Shared non-cash transactions	—	—	—	—	81	81

Total non-cash transactions	$50	$6,982	$590	$44,408	$81	$52,111

					Elimination
					between
	Specialized		Ports and	Railroad	segments and
	maritime	Logistics	terminals	division	shared	Total
December 31, 2005	division	division	division	(*)	accounts	consolidated
Transportation revenues	$159,575	$108,402	$38,853	$170,088	$(12,861)	$464,057
Costs and expenses	(129,523)	(107,154)	(35,334)	(117,925)	(4,475)	(394,411)
Depreciation and amortization	(7,887)	(2,192)	(2,267)	(22,431)	(22)	(34,799)

Income on transportation	$22,165	$(944)	$1,252	$29,732	$(17,358)	$34,847

Costs, expenses and income not allocated						136,457

Net gain for the year attributable to equity holders of Grupo TMM, S.A.B.						$171,304

Total assets by segment	$254,178	$96,952	$67,637	$—	$—	$418,767
Shared assets	—	—	—	—	374,359	374,359

Total assets	$254,178	$96,952	$67,637	$—	$374,359	$793,126

Total liabilities by segment	$62,665	$39,938	$1,605	$—	$—	$104,208
Shared liabilities	—	—	—	—	552,172	552,172

Total liabilities	$62,665	$39,938	$1,605	$—	$552,172	$656,380

Total capital expenditures by segment	$92,137	$11,657	$1,329	$43,339	$—	$148,462
Shared non-cash transactions	—	—	—	—	3,948	3,948

Total non-cash transactions	$92,137	$11,657	$1,329	$43,339	$3,948	$152,410

(*)	For the three months ended March 31, 2005.

Grupo TMM, S.A.B. and Subsidiaries

				Elimination
				between
	Specialized		Ports and	segments and
	maritime	Logistics	terminals	shared	Total
December 31, 2006	division	division	division	accounts	consolidated
Transportation revenues	$146,425	$93,890	$8,121	$(288)	$248,148
Costs and expenses	(101,641)	(94,511)	(5,684)	(18,646)	(220,482)
Depreciation and amortization	(13,434)	(1,814)	(1,050)	(234)	(16,532)

Income on transportation	$31,350	$(2,435)	$1,387	$(19,168)	$11,134

Costs, expenses and income not allocated					58,774

Net gain for the year attributable to equity holders of Grupo TMM, S.A.B.					$69,908

Total assets by segment	$450,639	$125,604	$62,801	$—	$639,044
Shared assets	—	—	—	(3,588)	(3,588)

Total assets	$450,639	$125,604	$62,801	$(3,588)	$635,456

Total liabilities by segment	$276,377	$93,217	$273	$—	$369,867
Shared liabilities	—	—	—	74,245	74,245

Total liabilities	$276,377	$93,217	$273	$74,245	$444,112

Total capital expenditures by segment	$159,430	$22,237	$1,099	$—	$182,766
Shared non-cash transactions	—	—	—	1,536	1,536

Total non-cash transactions	$159,430	$22,237	$1,099	$1,536	$184,302

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

Grupo TMM, S.A.B. and Subsidiaries

	2004	2005	2006
Service cost	$424	$442	$135
Interest cost	971	1,044	188
Return on plan assets	(182)	(182)	(170)
Amortization of the transitory obligation and variations in assumptions	—	—	28

Net period cost	$1,213	$1,304	$181

At December 31, 2006, Grupo TMM decided to modify the defined benefit plan in one of its subsidiaries, which will represent a substantial reduction in the net period cost, having recognized a gain of $2.7 million and provided for compensation to employees renouncing to the former benefit of $1.0 million.
At December 31, 2005 and 2006 the pensions and seniority premiums are summarized as follows:

	2005	2006
Projected benefit obligation	$(12,538)	$(8,983)
Plan assets	2,024	1,905
Unamortized transition amount	230	(313)

Reserve for pensions and seniority premiums	$(10,284)	$(7,391)

Plan assets are comprised mainly of investments at fixed rates, marketable securities authorized as investments for pension plans by the National Banking and Securities Commission (CNBV) and treasury certificates issued by the Mexican government.
The economic assumptions on discount rates, salary and long-term return increases used in the valuation of the projected benefit obligation, were 5%, 9% and 4% in 2005 and 2006.
At December 31, 2006, the Company recorded a provision for indemnification payments to employees of $6.0 million that includes $3.6 million charged directly to equity in accordance with the provisions of IAS 19 Employee Benefits (See Note 18).
At December 31, 2006, approximately 65% of the Company’s employees work under collective agreements that are subject to annual salary reviews and biannually for other compensations. Grupo TMM has 5,000 and 5,055 employees as of December 31, 2005 and 2006, respectively.

Grupo TMM, S.A.B. and Subsidiaries
24. Earnings (loss) per share:
Earnings (loss) per share are calculated based on the weighted average numbers of shares outstanding during the year. There are no potentially dilutive instruments outstanding, therefore basic and diluted earnings (losses) per share are the same:

	2004	2005	2006
Net (loss) /gain for the year	$(102,547)	$171,304	$69,908

Weighted average number of shares outstanding (thousands)	56,963	56,963	56,963
Basic (loss) / gain per share attributable to Grupo TMM’s Stockholders	$(1.800)	$3.007	$1.227
25. Commitments and contingencies:
a) Commitments:
Concession Duties
Pursuant to the concession under which it operates the ports and tugboat services, the Company must make monthly fixed and variable rental payments. Such payments totaled $251, $285 and $322 in 2004, 2005 and 2006, respectively.
Leases and charters
The Company uses various bareboat and time-chartered vessels to supplement its fleet for periods ranging from seven months to ten years. The related charter expenses were $48,436 in 2004, $70,106 in 2005 and $37,369 in 2006.
An analysis of minimum future charter and lease payments specified in the related agreements is as follows:

Year	2005	2006
2006	$38,078	$—
2007	31,918	46,962
2008	17,697	31,605
2009 and thereafter	3,610	8,098

	$91,303	$86,665

As part of its truck and trailer fleet renewal program, the Company has entered into lease agreements for such equipment, for a period lapsing until 2017.
As of December 31, 2005 and 2006, the minimum rental payments for these leases are as follows:

Year	2005	2006
2006	$145	$—
2007	—	3,181
2008	—	3,922
2009	—	3,605
2010	—	3,068
2011 and thereafter	—	5,808

	$145	$19,584

Grupo TMM, S.A.B. and Subsidiaries
b) Contingencies:
i) Mutual claims asserted between Grupo and KCS-
In addition to the $200.0 million in cash and 18 million shares of KCS stock that had been delivered to the Company under the terms of the Amended and Restated Acquisition Agreement (“AAA”), dated December 15, 2004 (see note 2), on April 1, 2005, KCS also delivered in escrow an Indemnity Escrow Note for $47 million due June 1, 2007, which guarantees material breaches or misrepresentations by the Company of its obligations under the AAA. Pursuant to the terms of the AAA, on January 29, 2007, KCS notified the Company of its intention to assert certain claims under Section 10 of the AAA to seek indemnification under the Indemnity Escrow Note. On January 31, 2007, the Company notified KCS of claims that it intended to assert against KCS for breaches under the AAA and other related agreements. On February 28, 2007, KCS amended its notification to assert claims, eliminating some of the claims as had been presented originally.
Under the AAA, the parties had until April 1, 2007 to establish arbitration proceedings. On March 26, 2007 the parties agreed to extend such term until May 1, 2007. On May 15, 2007, KCS filed a demand for arbitration seeking indemnification against the Indemnity Escrow Note. The Company also filed a demand for arbitration seeking indemnification for certain claims.
Although it cannot predict the outcome of the arbitration proceedings, the management of the Company believes KCS’s claims are without merit and will vigorously pursue its claims against KCS.
ii) SSA Claims-
On July 2006 and February 2007, Grupo TMM received two claim notices from SSA Mexico, S.A. de C.V. (“SSA”) in relation to certain contingencies affecting SSA (formerly TMM Puertos y Terminales, S.A. de C.V.), which are still pending resolution between SSA and the relevant authorities. Grupo TMM considers such claims to be without merit and is of the position that the Company is not required to indemnify SSA under the terms of the agreements between both parties.
iii) Other legal proceedings
The Company is party to various other legal proceedings and administrative actions, all of which are of an ordinary or routine nature and incidental to its operations. Although it is impossible to predict the outcome of any legal proceeding, in the opinion of the Company’s management, such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on the Company’s financial condition, results of operations or liquidity.
The Company has transactions and relationships with related parties. Because of these relationships, in accordance with the Mexican Income Tax Law, the Company must obtain a transfer pricing study for the transactions that took place during 2006 that confirms that the terms of these transactions are the same as those that would result from transactions among wholly unrelated parties. The Company is in the process of completing this study.
During the years ended December 31, 2004, 2005 and 2006, Grupo TMM and certain of its subsidiaries assumed joint and several responsibility for the prepayment of federal taxes for some of Grupo’s other subsidiaries, having informed the Ministry of Finance and Public Credit of the tax liabilities that such subsidiaries had generated, with the understanding that the former would be jointly and severally liable for payments of such taxes.

Grupo TMM, S.A.B. and Subsidiaries
26. Reconciliation of differences between IFRS and U.S. GAAP:
a.	Reconciliation of consolidated net (loss) income attributable to equity holders of the Grupo TMM:

	Note	2004	2005	2006
Net (loss) income under IFRS		$(102,547)	$171,304	$69,908
Sale and lease back transactions	i	3,220	1,339	—
Pensions and seniority premium	ii	88	(16)	(502)
Additional expense compensation	iii	—	(539)	539
Provision for employee indemnifications	iv			(3,633)
Foreign exchange effect adjustments	v	(1,755)	(1,544)	1,226
Deferred taxes	vi	3,500	12,172	(417)
Goodwill amortization	vii	762	2,216	—
Debt restructuring fees and expenses	viii	(14,829)	6,385	8,444
Gain on valuation of put option	x	6,779	—	—
Effect of U.S. GAAP adjustments on minority interest	xi	20	(267)	(15)
U.S. GAAP adjustments related to discontinued operations	xii	(11,031)	(79,432)	—

Net (loss) income under U.S. GAAP		$(115,793)	$111,618	$75,550

b.	Reconciliation of stockholders’ equity attributable to equity holders of the Grupo TMM:

	Note	2005	2006
Stockholders’ equity under IFRS		$119,277	$182,668
Pensions and seniority premium	ii	178	(63)
Additional compensation expense	iii	(539)	—
Deferred taxes	vi	(4,711)	(4,162)
Debt restructuring fees and expenses	viii	(8,444)	—
Loss on acquisition of shares of subsidiaries from minority stockholders’	ix	4,090	4,379
Effect of U.S. GAAP adjustments on minority interest	xi	21	5

Stockholders’ equity under U.S. GAAP		$109,872	$182,827

Grupo TMM, S.A.B. and Subsidiaries
c. Analysis of changes in stockholders’ equity attributable to equity holders of the Grupo TMM under U.S. GAAP

	2005	2006
Balance at beginning of period	$(3,167)	$109,872
Effect of currency translation	1,421	(2,595)
Net income for the period	111,618	$75,550

Balance at end of period	$109,872	$182,827

d. Significant differences between IFRS and U.S. GAAP :
i. Sale and lease back transactions
Under IFRS, the Company recognized a gain on the sale of its corporate building in 2001, without any obligation to repurchase. Under IFRS, the gain was recognized at the respective transaction date whereas under U.S. GAAP, the gain would be deferred and amortized over the terms of the lease contracts. In 2005 the lease of the corporate building ended.
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
At the end of the year 2006, Grupo TMM decided to modify its pension plan. (See Note 23).
The pension and seniority premium liability is as follows:

	2005	2006
Actuarial present value of benefit obligations:
Vested benefit obligation	$7,948	$7,969
Non-vested benefit obligation	2,418	711

Accumulated benefit obligation	10,366	8,680
Additional benefits related to future compensation increase	2,172	297

Projected benefit obligation	$12,538	$8,977

The change in the pensions and seniority premium liability is as follows:

	2004	2005	2006
Benefit obligation at beginning of year	$10,485	$11,499	$12,538
Service cost	388	442	137
Interest cost	911	1,044	752
Actuarial loss (gain)	481	360	(1,099)
Effect of reduction plan			(2,483)

Benefits paid	(766)	(807)	(868)

Benefit obligation end of year or period	$11,499	$12,538	$8,977

Grupo TMM, S.A.B. and Subsidiaries
The change in the fair value of plan assets and funded status of the plan is as follows:

	2005	2006
Fair value of plan assets at beginning of year	$1,842	$2,028
Exchange gain on plan assets	1,174	910
Actual return on plan assets	(181)	(165)
Benefits paid	(807)	(868)

Fair value of plan assets at end of year	$2,028	$1,905

	2004	2005	2006
Funded status	$(9,657)	$(10,510)	$(7,072)
Unrecognized net actuarial (gain) loss	137	(135)	(25)
Unrecognized net transition obligation and intangible asset	539	539	(118)

Additional minimum liability	—	—	(239)

Accrued benefit obligation	$(8,981)	$(10,106)	$(7,454)

The difference between net periodic pension and seniority premium cost under SFAS No. 87 and IAS 19 were as follows:

	2004	2005	2006
Net periodic pension cost under IFRS	$1,213	$1,304	$180
Net periodic pension cost under U.S. GAAP	(1,125)	(1,320)	(682)

U.S. GAAP net (loss) income adjustment	$88	$(16)	$(502)

	2005	2006
Accumulated benefit obligation under IFRS	$10,284	$7,391
Accumulated benefit obligation under U.S. GAAP	(10,106)	(7,454)

U.S. GAAP stockholders’ equity adjustment	$178	$(63)

Grupo TMM, S.A.B. and Subsidiaries
iii. Additional compensation expense
In accordance whit IAS-19 “Employee benefits”, the Company recognized in 2005 an indemnity cost of $730, calculated on the basis of actuarial computations. Under US GAAP the full amount for indemnity cost of $1,269 should be recognized; hence the reconciling item of $539.
iv. Provision for employee indemnifications
As a result of the cancellation of the pension plan benefit, the provision for employee indemnity increased in an amount that together with the 2006 increase for compensation expense aggregating $3,633, was charged directly to equity as of December 31, 2006. Under U.S. GAAP this charge is recognized in income for the year.
v. Foreign exchange effect adjustments
These differences are related to the effects of exchange rates on deferred taxes and pension and seniority premium obligations, which are calculated in pesos and translated into U.S. dollars.

	2004	2005	2006
Pensions and seniority Premium	$(119)	$(18)	$261
Deferred taxes	(1,636)	(1,526)	965

	$(1,755)	$(1,544)	$1,226

vi. Deferred taxes
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
vii. Goodwill amortization
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

Grupo TMM, S.A.B. and Subsidiaries
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
viii. Debt restructuring fees and expenses
As further disclosed in Note 13 the Company completed the restructuring of its Senior Secured Notes in August 2004. Under IFRS all premiums, fees and expenses paid to both the creditors and third parties were deferred to be recognized in income over the life of the new debt. Under U.S. GAAP this transaction was considered a non-troubled debt restructuring and the modification of terms was not substantial. Therefore the fees and expenses paid to third parties (i.e. non-creditors) was recognized directly in income in 2004. During 2006, the Senior Secured Note was paid.
ix. Grupo TMM acquired in 2005 and 2006 the shares of Marmex and SMR held by minority stockholders, respectively. Under US GAAP, the acquisition was accounted for under the purchase method. Therefore goodwill was calculated as the difference between the consideration for the additional stock and the proportionate share of the net assets acquired as a result, based on fair values at the date of acquisition. Therefore, for US GAAP purposes, this transaction represented a reclassification of stockholders’ equity to non-current assets for the year 2005 in the amount of $4,090 and $289 for the year 2006.
x. Valuation of the put options
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
xi. Effects of U.S. GAAP adjustments on minority interest
Under U.S. GAAP, minority interest should be disclosed separately in the balance sheet, but not as a part of stockholders’ equity. Similarly, the minority interest in income of consolidated subsidiaries should be separately disclosed.

Grupo TMM, S.A.B. and Subsidiaries
xii. Discontinued operations
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
Under U.S. GAAP, the sale of the Port and Railroad Business would also be accounted as a discontinued operation pursuant to SFAS No. 144 “Accounting for the Impairment of Disposal of Long-Lived Assets”. Therefore, the financial statements for all years presented reflect the Railroad Business as a discontinued operation
U.S. GAAP adjustments attributable to operations that were discontinued are as follows:

Net income	Note	2004	2005	2006
Deferred taxes	vi	(13,461)	(173,087)	—
Deferred charges	xiii	(323)	520	—
Dilution in sale of Mexrail	xiv	(9,165)	—	—
Depreciation of step-up in Mexrail	xiv	(357)	—	—
Minority Interest	xi	12,275	93,135	—

		$(11,031)	$(79,432)	$—

Upon closing of the transaction on April 1, 2005, the Company recognized a gain on the sale of Grupo TFM of approximately $198.7 million, or $179.8 million net of deferred income taxes.
xiii. Deferred charges
During 2004, the Company incurred certain expenses related with the issuance of New Notes due 2007. Under U.S. GAAP the legal fees incurred in connection with the exchange of such senior notes amounting to $520 should be expensed as incurred. Nevertheless, under IFRS these expenses should be capitalized and amortized over the period of the senior notes.

Grupo TMM, S.A.B. and Subsidiaries
xiv. Dilution in sale of Mexrail to TFM
On February 27, 2002, Grupo and KCS sold their respective interests in Mexrail to TFM for an aggregate purchase price of $64 million. Under U.S. GAAP, the portion of Mexrail purchased from KCS was accounted for as a purchase pursuant to SFAS No. 141, “Business Combinations’’ with partial fair value step-up (49%), for KCS’s investment being recognized for the assets and liabilities being acquired. Thus, the amount recorded was $20,557 and the corresponding deferred income tax (45%) of $9,249, were both allocated to fixed assets. During the year ended December 31, 2004, the depreciation was $357. The portion sold by Grupo to TFM (51%) amounting to $21.4 million was accounted for on a historical carryover basis since both Mexrail and TFM are under the common control of the Company.
Grupo TMM and TFM entered into a new Stock Purchase Agreement dated August 16, 2004 (“New Mexrail Stock Purchase Agreement’’). Pursuant to the terms of that agreement, KCS purchased from TFM 51% of the outstanding share of Mexrail for $32.7 million. KCS is obligated to purchase the remaining shares of Mexrail owned by TFM on or before October 31, 2005 at a fixed price of $31.4 million.
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
xv. Effect of recently issued accounting pronouncements
In February 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115, (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. This statement is effective for fiscal years beginning after November 15, 2007. The Company is required to adopt SFAS 159 in the first quarter of 2008 and is currently evaluating the impact that SFAS 159 will have on its consolidated financial statements.

Grupo TMM, S.A.B. and Subsidiaries
In September 2006, FASB issued SFAS No. 158, “Employers’ Accounting for Defined Pension and Other Postretirement Plans.” This SFAS required the following for defined pension and other postretirement plans:
(1)	Recognition in the statement of financial position of the overfunded or underfunded status of the plans.

(2)	Recognition as a component of other comprehensive income, net of tax, the actuarial gains and losses and the prior service costs and credits that arise during the period but are not recognized as components of net periodic benefit costs.

(3)	Recognition as an adjustment to retained earnings, net of tax, any remaining transition asset or transition obligation.

(4)	Measurement of defined benefit plan assets and obligations as of the date of the employer’s statement of financial position.

(5)	Disclosure of additional information in the notes to the consolidated financial statements about certain effects on periodic benefit costs in the upcoming fiscal year that arise from delayed recognition of the actuarial gains and losses and the prior service costs and credits.
The Statement was effective for fiscal years ending after December 15, 2006, except for the requirement that the benefit plan assets and obligations be measured as of the date of the employer’s financial statement .
In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements” (“SFAS 157”). SFAS 157 clarifies the definition of fair value, establishes a framework for measuring fair value in GAAP and expands the disclosure of fair value measurements. This statement is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently determining the effect, if any, the adoption of SFAS 157 will have on its financial statements.
In September 2006, the Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides guidance for how errors should be evaluated to assess materiality from a quantitative perspective. SAB 108 permits companies to initially apply its provisions by either restating prior financial statements or recording the cumulative effect of initially applying the approach as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment to retained earnings. SAB 108 is required to be adopted for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have a material effect on the Company’s financial statements.
In July 2006, the FASB issued Interpretation No. 48, or FIN 48, “Accounting for Uncertainty in Income Taxes-An Interpretation of SFAS 109.” FIN 48 clarifies the accounting for uncertainty in income taxes by creating a framework for how companies should recognize, measure, present and disclose in their financial statements uncertain tax positions that they have taken or expect to take in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006 and is required to be adopted by the Company beginning in the first quarter of fiscal 2007. Although the Company will continue to evaluate the application of FIN 48, the Company does not expect that adoption will have a material effect on the Company’s financial statements.

Grupo TMM, S.A.B. and Subsidiaries
e. Concentration of credit risk
Historically a substantial portion of the Company’s operations is derived from its contracts with PEMEX-Refining and PEMEX-Exploration. In the years ended December 31, 2004, 2005 and 2006 the revenues generated under these contracts represented 8% and 21%, 13% and 14% and 13% and 11%, respectively, of the total revenues from continuing operations.
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
g. Statement of cash flows
Under US GAAP the cash flows from discontinued operations should be shown in the applicable operating, investing and financing cash flows not as a net adjustment to cash flows from operations. Note 26 h reflects the cash flow statement with an adjustment to reclassify discontinued operations to the applicable operating, investing and financing activities.
h. Condensed consolidated balance sheets, income and cash flows statements
Condensed consolidated balance sheets, consolidated income statements and cash flow statements reflecting the effects of the principal differences between IFRS and U.S. GAAP, are shown below:
Condensed Consolidated Balance Sheet

	2005	2006
Current assets	$470,986	$168,686
Long-tem receivables KCS	48,763	40,000
Concession rights and related assets – Net	4,441	3,952
Property, machinery and equipment – Net	165,817	282,811
Deferred income taxes	78,845	108,671
Goodwill	4,090	4,379
Other non-current assets	33,500	34,766

Total assets	$806,442	$643,265

Short-term debt	35,547	27,581
Obligations for sale of receivables	—	16,727

Other short-term liabilities	72,139	58,261

Total short-term liabilities	107,686	102,569

Long-tem debt	547,144	141,401
Obligations for sale of receivables	—	180,183

Other long-term liabilities	24,291	27,613

Total long-term liabilities	571,435	349,197

Grupo TMM, S.A.B. and Subsidiaries

	2005	2006
Total liabilities	679,121	451,766

Capital stock	121,158	121,158
Retained earnings	(11,286)	61,669

Stockholders’ equity attributable to equity holders of Grupo TMM	109,872	182,827

Minority interest	17,449	8,672

Total liabilities and stockholders’ equity	$806,442	$643,265

Condensed Consolidated Statements of Income

	2004	2005	2006
Transportation revenues	$251,001	$306,599	$248,148
Costs and expenses	246,632	300,105	240,609

Income on transportation	4,369	6,494	7,539
Other income (expenses)– net	19,352	202	(24,066)

Operating income (loss)	23,721	6,696	(16,527)
Net financing cost	(95,115)	(84,747)	(46,158)

Loss before income taxes, minority interest and discontinued operations	(71,394)	(78,051)	(62,685)
(Provision) Benefit for income taxes	(40,203)	74,193	27,398

Minority interest	(2,635)	(4,455)	(525)

Loss before discontinued operations	(114,232)	(8,313)	(35,812)

(Loss) income from discontinued operations – Net	(1,561)	119,931	111,362

Net (loss) income for the year	$(115,793)	$111,618	$75,550

(Losses) earnings per share:
From continuing operations	$(2.005)	$(0.146)	$(0.629)

From discontinuing operations	(0.027)	2.105	1.955

Net attributable to equity holders of Grupo TMM	$(2.032)	$1.959	$1.326

Weighted average of shares (thousands)	56,963	56,963	56,963

Condensed Consolidated Statements of Cash Flows

	2004	2005	2006
Net (loss) income for the year:	$(115,793)	$111,618	$75,550
Adjustments to reconcile net (loss) income to net cash provided by (used) in operating activities:
Depreciation and amortization	100,124	44,535	11,994
Provision for (benefit from) income taxes	40,203	(74,193)	(27,398)
Impairment test in long-lived assets			21,262
Net income from discontinued operation for the year	1,561	(119,931)	—
Other non cash transactions	9,009	1,721	(917)
(Increase) Decrease in restricted cash	(943)	(341,079)	330,928
Changes in other assets and liabilities-Net	51,737	39,878	(8,699)

Total adjustments	201,691	(449,069)	327,170

Net cash provided by (used in) operating activities	85,898	(337,451)	402,720
Net cash (used in) provided by investing activities	(18,615)	428,555	(172,009)
Net cash used in financing activities	(75,460)	(98,767)	(261,926)

Net decrease in cash and cash equivalents	(8,177)	(7,663)	(31,215)
Cash and cash equivalents at beginning of the year	68,761	60,584	52,921

Cash and cash equivalents at end of the year
– From continuing operations	46,339	52,921	21,706
– From discontinuing operations	14,245	—	—

	$60,584	$52,921	$21,706

Grupo TMM, S.A.B. and Subsidiaries
ITEM 19.EXHIBITS
     Documents filed as exhibits to this Annual Report:

Exhibit
No.	Exhibit
1.1	Bylaws of Grupo TMM, S.A. (now Grupo TMM, S.A.B.), together with an English translation, as registered with the Public Registry of Commerce on September 26, 2002 (incorporated by reference to Exhibit 1.1 of the Annual Report on Form 20-F for the year ended December 31, 2004).

1.2*	Amended and Restated Bylaws of Grupo TMM, S.A.B., as registered with the Public Registry of Commerce on February 23, 2007.

2.1	Specimen Ordinary Participation Certificate, together with an English translation (incorporated herein by reference to Exhibit 4.1 of the Registration Statement on Form F-1 — Registration No. 33-47334).

2.2	Form of Deposit Agreement for Series A Ordinary Participation Certificate American Depositary Shares among the Company, Citibank, as depositary and all holders and beneficial owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder (incorporated by reference to Exhibit 4.4 of the Company’s Registration Statement on Form F-4 — Registration No. 333-14194).

2.3	Trust Agreement, dated November 24, 1989 (the “CPO Trust Agreement”), between Nacional Financiera, S.N.C., as grantor, and as CPO Trustee, together with an English translation (incorporated herein by reference to Exhibit 4.4 of the Registration Statement on Form F-1 — Registration No. 33-47334).

2.4	Public Deed, dated January 28, 1992, together with an English translation (incorporated herein by reference to Exhibit 4.5 of the Registration Statement on Form F-1 — Registration No. 33-47334).

2.5	Amended and Restated Indenture, dated as of January 25, 2001, to the Indenture dated as of May 12, 1996, between the Company and The Bank of New York, as trustee (incorporated herein by reference to Exhibit 2.2 of TMM’s Annual Report on Form 20-F for fiscal 2000).

2.6	Specimen Global Note representing the 2006 Notes (incorporated herein by reference to Exhibit 4.3 of the Registration Statement of Form F-4 — File No. 333-8322).

2.7	Letter Agreement, dated as of May 22, 2002, by and between Citibank, N.A., as Depositary and the Company, supplementing the Deposit Agreement for the Series A Ordinary Participation Certificate American Depositary Shares (incorporated by reference to the Registration Statement on Form F-3 — Registration No. 333-90710).

2.8	Irrevocable Instruction Letter, dated as of May 22, 2002, between the Company and Citibank, as Depositary (incorporated by reference to the Registration Statement on Form F-3 — Registration No. 333-90710).

Grupo TMM, S.A.B. and Subsidiaries

Exhibit
No.	Exhibit
2.9	Indenture by and between Grupo TMM, S.A.(now Grupo TMM, S.A.B.) as Issuer, the Guarantors named therein, and The Bank of New York, as Trustee, dated as of August 11, 2004, governing Senior Secured Notes due 2007 (including Form of Senior Secured Note due 2007) (incorporated herein by reference to Exhibit 2.9 of TMM’s Annual Report on Form 20-F for fiscal 2005).

3.1	CPO Trust Agreement (incorporated herein by reference to Exhibit 4.4 of the Registration Statement on Form F-1 — Registration No. 33-47334).

4.1	Euro-Commercial Paper Dealer Agreement, dated April 30, 1999, between TMM and Chase Manhattan International Limited (“CMIL”), as Dealer translation (incorporated herein by reference to Exhibit 4.2 of TMM’s Annual Report on Form 20-F for fiscal 2000).

4.2	Supplemental Dealer Agreement, dated June 18, 1999, between TMM and CMIL (incorporated herein by reference to Exhibit 4.3 of TMM’s Annual Report on Form 20-F for fiscal 2000).

4.3	Issue and Paying Agency Agreement, dated April 30, 1999, among TMM, The Chase Manhattan Bank, London Branch, the Chase Manhattan Bank, New York City Office and the Chase Manhattan Bank Luxembourg, S.A. (incorporated herein by reference to Exhibit 4.4 of TMM’s Annual Report on Form 20-F for fiscal 2000).

4.4	Acquisition Agreement dated as of April 21, 2003, by and among Kansas City Southern, KARA Sub, Inc., Grupo TMM, S.A. (now Grupo TMM, S.A.B.), TMM Holdings, S.A. de C.V. and TMM Multimodal, S.A. de C.V. (incorporated by reference to Exhibit 10.25 of the Registration Statement on Form F-4 — Registration No. 333-99075 submitted to the Securities and Exchange Commission on April 24, 2003).

4.5	Stock Purchase Agreement dated as of April 21, 2003, by and among Kansas City Southern, Grupo TMM, S.A. (now Grupo TMM, S.A.B.) and Grupo TFM, S.A. de C.V. (incorporated by reference to Exhibit 10.26 of the Registration Statement on Form F-4 — Registration No. 333-99075 submitted to the Securities and Exchange Commission on April 24, 2003).

4.6	Stock Purchase Agreement dated as of April 10, 2003, by and among Mexico Ports & Terminals Holdings, S.A. de C.V, SSA Mexico, Inc., División de Negocio Especializado, S.A. and Inmobiliaria TMM, S.A. de C.V. (incorporated by reference to Exhibit 10.27 of the Registration Statement on Form F-4 — Registration No. 333-99075 submitted to the Securities and Exchange Commission on April 24, 2003).

4.7	Amended and Restated Acquisition Agreement dated as of December 15, 2004, by and among Grupo TMM, S.A. de C.V. (now Grupo TMM, S.A.B.), TMM Multimodal, S.A. de C.V., TMM Holdings, S.A. de C.V., Kansas City Southern, Caymex Transportation, Inc., KCS Finance, Inc., KCS Sub, Inc., and KARA Sub, Inc. (incorporated by reference to Exhibit 4.28 of the Annual Report on Form 20-F for the year ended December 31, 2004).

4.8	Stockholders’ Agreement dated as of December 15, 2004, by and among Kansas City Southern, Grupo TMM, S.A. de C.V. (now Grupo TMM, S.A.B.) and certain of Grupo TMM, S.A. de C.V.’s (now Grupo TMM, S.A.B.) subsidiaries and affiliates (incorporated by reference to Exhibit 4.29 of the Annual Report on Form 20-F for the year ended December 31, 2004).

Grupo TMM, S.A.B. and Subsidiaries

Exhibit
No.	Exhibit
4.9	Registration Rights Agreement dated as of December 15, 2004, by and among Kansas City Southern, Grupo TMM, S.A. de C.V. (now Grupo TMM, S.A.B.) and certain of Grupo TMM, S.A. de C.V.’s (now Grupo TMM, S.A.B.) subsidiaries and affiliates (incorporated by reference to Exhibit 4.30 of the Annual Report on Form 20-F for the year ended December 31, 2004).

4.10	Marketing and Services Agreement dated as of December 15, 2004, by and among TMM Logistics, S.A. de C.V., Kansas City Southern and TFM, S.A. de C.V. (incorporated by reference to Exhibit 4.32 of the Annual Report on Form 20-F for the year ended December 31, 2004).

4.11	Rail Transportation Agreement dated as of December 15, 2004, by and between TMM Logistics, S.A. de C.V. and TFM, S.A. de C.V. (Containers) (incorporated by reference to Exhibit 4.33 of the Annual Report on Form 20-F for the year ended December 31, 2004).

4.12	Rail Transportation Agreement dated as of December 15, 2004, by and between TMM Logistics, S.A. de C.V. and TFM, S.A. de C.V. (RoadRailers ™ ) (incorporated by reference to Exhibit 4.34 of the Annual Report on Form 20-F for the year ended December 31, 2004).

6.1*	Computation of earnings per share (IFRS & U.S. GAAP).

7.1*	Computation of ratio of earnings to fixed charge (IFRS & U.S. GAAP).

8.1*	List of Subsidiaries

12.1*	Section 302 Certification of Chief Executive Officer

12.2*	Section 302 Certification of Chief Financial Officer

13.1*	Section 906 Certification of Chief Executive Officer

13.2*	Section 906 Certification of Chief Financial Officer

*	Filed herewith.

Grupo TMM, S.A.B. and Subsidiaries
SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing this annual report on Form 20-F and that it has duly caused and authorized this annual report to be signed on our behalf by the undersigned to sign this annual report on its behalf.

GRUPO TMM, S.A.B.
By:	/s/ Juan Fernandez Galeazzi
Juan Fernandez Galeazzi
Chief Financial Officer

Date: July 16, 2007