Form 20-F
period 2007-12-31
GRUPO TMM SAB
filed 2008-06-30
CIK 1163560

SECURITIES AND EXCHANGE COMMISSION
Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 333-14194

GRUPO TMM, S.A.B.
(Exact name of Registrant as specified in its charter)

TMM GROUP
(Translation of Registrant’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Avenida de la Cuspide, No. 4755
Colonia Parques del Pedregal,
14010 Mexico City, D.F., Mexico
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares, each representing one Ordinary Participation Certificate	New York Stock Exchange
(Certificado de Participación Ordinaria)
(“CPO”)
CPOs, each representing one nominative common share, without par value (“Share”)	New York Stock Exchange (for listing purposes only)
Shares	New York Stock Exchange (for listing purposes only)
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
56,933,137 Shares

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

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☑
Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐      Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐     No ☑

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐     No ☐

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

As a result of the promulgation of the new securities law in México in June 2006, public companies were transformed by operation of law into Sociedades Anónimas Bursátiles (Public Issuing Corporation). Accordingly, on December 20, 2006, the Company added “Bursátil” to its registered name to comply with the requirements under Mexico’s new securities law, or Ley del Mercado de Valores. As a result, the Company is known as Grupo TMM, Sociedad Anónima Bursátil, or Grupo TMM, S.A.B.

Presentation of Financial Information

Our financial statements are published in dollars and prepared in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). We maintain our financial books and records in dollars. However, we keep our tax books and records in Pesos. Sums presented in this Annual Report may not add precisely due to rounding.

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

The following factors, among others described in this Annual Report, could cause actual results to differ materially from such forward-looking statements:

•	Our ability to generate sufficient cash from operations to meet our obligations, including the ability of our subsidiaries to generate sufficient distributable cash flow and to distribute such cash flow in accordance with our existing agreements with our lenders and strategic partners and applicable law;

•	Mexican, U.S. and global economic, political and social conditions;

•	The effect of the North American Free Trade Agreement (“NAFTA”) on the level of U.S.-Mexico trade;

•	Conditions affecting the international shipping and transportation markets;

•	Our ability to reduce corporate overhead costs;

•	The availability of capital to fund our expansion plans;

•	Our ability to utilize a portion of our current and future tax loss carryforwards (“Net Operating Losses” or “NOLs”);

•	Changes in fuel prices;

•	Changes in legal or regulatory requirements in Mexico or the U.S.;

•	Market and interest rate fluctuations;

•	Competition in geographic and business areas in which we conduct our operations;

•	The adverse resolution of litigation and other contingencies;

•	The ability of management to manage growth and successfully compete in new businesses; and

•	The ability of the Company to repay, restructure or refinance its indebtedness.

Readers are urged to read this entire Annual Report including, but not limited to, the section entitled “Risk Factors,” and carefully consider the risks, uncertainties and other factors that affect our business. The information contained in this Annual Report is subject to change without notice. Readers should review future reports filed by us with the U.S. Securities and Exchange Commission (the “SEC”). We undertake no obligation to publicly update or revise any forward-looking statements included in this Annual Report, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulation.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Selected Financial Data

The following table sets forth our selected financial data. The financial information presented for the fiscal years ended December 31, 2003, 2004, 2005, 2006 and 2007 was derived from our Audited Consolidated Financial Statements, of which the financial statements for each of the years ended December 31, 2005, 2006, and 2007 are contained elsewhere herein. The Financial Statements have been prepared in accordance with IFRS as issued by the IASB.

On May 13, 2003, we sold our 51% interest in TMM Puertos y Terminales, S. A. de C. V. (“TMMPyT”), included in our ports and terminals segment (which included our port operations at Cozumel, Manzanillo, Veracruz and Progreso), for approximately $114 million in cash, subject to certain post-closing adjustments. See Item 5. “Operating and Financial Review and Prospects — Results of Operations — Discontinued Operations” and Note 2 and Note 26 to the Audited Consolidated Financial Statements.

On April 1, 2005, we finalized the sale of our interest in Grupo Transportación Ferroviaria Mexicana, S.A. de C.V. (“Grupo TFM”) to Kansas City Southern (“KCS”), which comprised the remaining portion of our railroad operations segment. As consideration for the sale of our interest in Grupo TFM to KCS, Grupo TMM received $200 million in cash, $47 million, subject to certain adjustments specified below, in a 5% promissory note that was originally expected to be paid to Grupo TMM in June 2007 and 18 million shares of KCS common stock valued, as of April 1, 2005, at approximately $347 million.

On September 13, 2005, Grupo TMM, KCS and Grupo TFM reached a settlement agreement with the Mexican Government in connection with Grupo TFM’s VAT lawsuit and the Mexican Government’s put option (the “Put”). In accordance with a settlement jointly prepared and proposed by the Company and KCS in early 2005, Grupo TFM acquired 20 percent of the shares issued by Grupo TFM subject to the Put held by the Mexican Government on a basis that effectively offsets the VAT claim and Put obligation, ending all litigation on these issues.

On December 9, 2005, the Company sold 18 million shares of KCS common stock to Morgan Stanley & Co. for aggregate gross proceeds of $400.5 million, which the Company used on January 17, 2006 to prepay an aggregate principal amount of $331 million and interest in the amount of $16 million on the Grupo TMM Senior Secured Notes due 2007 (the “2007 Notes”).

On March 13, 2006, in accordance with the Amended and Restated Acquisition Agreement (the “AAA”) dated December 15, 2004, KCS paid to the Company $110 million through a combination of 1,494,469 shares of KCS (the “VAT Earnout Shares”), a promissory note in the original principal amount of $40 million, and an additional

$35 million in cash (collectively, the “VAT Contingency Payment”). See Item 4. “Information on the Company — Recent Developments — Disposition of Grupo TMM’s interest in Grupo TFM to KCS.”

On December 7, 2006, the Company sold the VAT Earnout Shares for approximately $37.3 million.

On September 21, 2007, KCS, Grupo TMM and TMM Logistics, S.A. de C.V. (“TMM Logistics”) entered into a Settlement Agreement to settle and release all claims asserted against each other in arbitration proceedings initiated by KCS under the AAA. Under the terms of the settlement, KCS paid Grupo TMM $54.1 million in cash and the obligations of KCS under the Indemnity Escrow Note and the Tax Escrow Note, which would have been payable in 2010, were terminated. The Indemnity Escrow Note and the Tax Escrow Note had been valued at their face value of $91.7 million in our Financial Statements. As a result of this settlement, all disputes between KCS, Grupo TMM and TMM Logistics were fully and finally settled.

The following data presents selected consolidated financial information of the Company and should be read in conjunction with, and is qualified in its entirety by reference to, the Financial Statements of the Company, including the Notes thereto, also included in this Form 20-F, and to Item 5. “Operating and Financial Review and Prospects”.

GRUPO TMM, S.A.B. AND SUBSIDIARIES UNDER IFRS

SELECTED CONSOLIDATED FINANCIAL DATA

	Year Ended December 31,
	2007	2006	2005	2004	2003
	($ in millions, except per share data)

CONSOLIDATED INCOME STATEMENT DATA:
Transportation revenues	$303.3	$248.1	$306.6	$251.0	$226.9
Income (Loss) on transportation(a)	23.7	11.1	4.7	3.4	(5.1)
Other (expense) Income — Net(b)	(4.4)	(24.1)	(1.0)	16.3	(58.7)
Operating Income (Loss)(c)	19.3	(12.9)	3.7	19.7	(63.8)
Interest Income	5.6	4.6	5.2	1.5	8.7
Interest Expense — Net(d)	54.2	60.4	94.7	86.9	65.3
Loss before benefit from (provision for) Income Taxes	(29.2)	(68.8)	(85.9)	(65.7)	(120.4)
Benefit from (provision for) Income Taxes	0.8	27.8	62.0	(43.7)	(6.2)
Net Loss from continuing operations for the Year	(28.3)	(40.9)	(23.8)	(109.4)	(126.6)
Net (Loss) Income from discontinued operations(e)	(38.6)	111.4	199.3	9.5	41.9
Net (Loss) Income for the year	(66.9)	70.4	175.5	(99.9)	(84.7)
Attributable to Minority interest	0.2	0.5	4.2	2.7	2.0
Attributable to stockholders of Grupo TMM, S.A.B	(67.1)	69.9	171.3	(102.5)	(86.7)
Loss per Share from continuing operations(f)	(0.498)	(0.719)	(0.419)	(1.920)	(2.222)
(Loss) Earnings per Share from discontinued operations(e)(f)	(0.677)	1.955	3.500	0.166	0.736
(Loss) Earnings per Share from Net (Loss) Income for the year(f)	(1.175)	1.236	3.080	(1.755)	(1.488)
(Loss) Earnings per Share attributable to stockholders of Grupo TMM, S.A.B.(f)	(1.177)	1.227	3.007	(1.800)	(1.521)
Book value per share(g)	1.983	3.207	2.094	(0.867)	0.934
Weighted Average Shares Outstanding (000s)	56,962	56,963	56,963	56,963	56,963

	Year Ended December 31,
	2007	2006	2005	2004	2003
	($ in millions, except per share data)

BALANCE SHEET DATA (at end of period):
Cash and cash equivalents	$14.7	$21.7	$52.9	$46.3	$65.1
Restricted cash	37.5	17.0	347.9	6.8	5.9
Non — Current Assets Classified as Held For Sale(h)	—	—	—	2,080.5	2,142.2
Total Current Assets	142.3	168.7	470.9	2,218.7	2,287.4
Property, machinery and equipment-Net	351.1	282.8	165.8	80.3	75.1
Concessions — Net	3.7	4.0	4.4	4.9	5.4
Total Assets	662.2	635.5	793.1	2,352.0	2,466.6
Liabilities directly related to non-current assets classified as held for sale(h)	—	—	—	1,054.6	1,139.2
Current portion of long term debt(i)	17.8	27.6	35.5	26.5	421.1
Obligations for sale of receivables short term(i)	13.5	16.7	—	20.0	15.3
Long - term debt(i)	303.2	141.4	524.8	469.4	1.5
Obligations for sale of receivables long term(i)	113.4	172.6	—	49.8	54.8
Capital stock	121.1	121.2	121.2	121.2	121.2
Stockholders’ Equity (Deficiency) attributable to Stockholders’ of Grupo TMM, S.A.B	113.0	182.7	119.3	(49.4)	53.2
Minority equity interest in subsidiaries	5.9	8.7	17.4	686.0	678.2
Total Stockholders’ Equity	118.9	191.3	136.7	636.7	731.4
OTHER DATA:
Incremental Capital Investments(j)	$104.5	$184.3	$145.1	$15.3	$9.4
Depreciation and Amortization	25.7	16.5	12.7	10.3	12.4

(a)	See Item 5. “Operating and Financial Review and Prospects — Results of Operations — Income on Transportation.”

(b)	Includes mainly: (i) in the year ended December 31, 2007: a non-recurring restructuring cost, a loss from the sale of non productive assets and leases of related equipment, partially offset by a gain from recoverable taxes net of expenses and a gain from the sale of subsidiaries; (ii) in the year ended December 31, 2006: impairment charges related to long-lived assets, provision for the management fee to SSA Mexico, Inc. (“SSA”), provision for the labor contingencies and credit related to the recognition of the participation in unconsolidated subsidiaries; (iii) in the year ended December 31, 2005: credits related to recoverable taxes, a gain from the sale of subsidiaries, provision for the management fee to SSA and an adjustment to goodwill; (iv) in the year ended December 31, 2004: credits related to recoverable taxes and a loss from the sale of fixed assets; (v) in the year ended December 31, 2003: credits related to recoverable taxes, restructuring expenses, a loss on the sale of subsidiaries and a loss on the sale of fixed assets.

(c)	Includes the reclassification of income (expense) — net in accordance with International Accounting Standard (“IAS”) No. 1: “Presentation of Financial Statements.”

(d)	Interest expense, net of exchange gains and losses.

(e)	The results of discontinued operations represent the results of our ports and terminals operations that were sold in May 2003 and the results of our railroad operations that were sold in April 2005. See Item 5. “Operating and Financial Review and Prospects — Results of Operations — Discontinued Operations” and Note 2 and Note 26 to our Audited Consolidated Financial Statements.

(f)	As of December 31, 2003, 2004, 2005 and 2006 the number of shares outstanding was 56,963,137 and as of December 31, 2007 the number of shares outstanding was 56,933,137. See Item 4. “Information on the Company — History and Development of the Company.”

(g)	Book value per share: results from dividing total shareholders’ equity attributable to stockholders of the Grupo TMM by the outstanding shares at the end of each period.

(h)	See Note 5 to the Audited Consolidated Financial Statements. “Non-current asset available for sale and discontinued operations.”

(i)	Proceeds received as borrowings are net of transaction costs incurred in accordance with IAS No. 39: “Financial Instruments Recognition and Measurement.”

(j)	See Item 5. “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures and Divestitures.”

GRUPO TMM S.A.B. AND SUBSIDIARIES

SELECTED CONSOLIDATED OPERATING DATA

	Year Ended December 31,
	2007	2006	2005	2004	2003
	($ in millions)

TRANSPORTATION REVENUES (IFRS):
Ports and terminals operations(a)	8.5	8.1	38.8	26.6	21.5
Maritime operations(b)	179.0	146.4	159.6	127.8	116.0
Logistics operations(c)	115.9	93.9	108.4	97.6	89.5
Intercompany revenues(d)	(0.1)	(0.3)	(0.2)	(1.0)	(0.1)

Total	$303.3	$248.1	$306.6	$251.0	$226.9

INCOME ON TRANSPORTATION (IFRS):(e)(f)
Ports and terminals operations	1.4	1.2	0.7	0.2	0.3
Maritime operations	44.1	30.5	21.2	13.8	7.4
Logistics operations	(3.4)	(6.1)	(4.8)	0.6	(0.4)
Shared corporate costs(e)	(18.4)	(14.5)	(12.4)	(11.2)	(12.4)

Total	$23.7	$11.1	$4.7	$3.4	$(5.1)

(a)	Ports and terminals operations consist of a port in Acapulco, Mexico, a terminal at Tuxpan, Mexico, the operation of shipping agencies at numerous ports in Mexico and certain Colombian companies, which Colombian companies were included until December 2005.

(b)	Maritime operations primarily consist of supply ships, product tankers, parcel tankers and tugboats.

(c)	Our Logistics operations consist of trucking and intermodal transport, warehousing, container maintenance and repair and intermodal terminal operations.

(d)	Represents intercompany transactions between segments.

(e)	Includes restructuring expenses: In 2005: $0.1 million in Maritime operations, $1.2 million in Logistics operations, $0.3 million in Ports and Terminals operations and $0.4 million in shared corporate costs. In 2004: $0.2 million in Maritime operations and $0.6 million in shared corporate costs. In 2003: $1.3 million in Maritime operations, $0.1 million in Logistics operations and $1.8 million in shared corporate costs.

(f)	To better reflect Grupo TMM’s corporate costs, the Company modified the presentation of its corporate expenses as of December 31, 2007, separating human resources and information technology costs to be allocated to each business unit in accordance with its use. Income on transportation includes the following allocated total administrative costs: In 2007: $1.9 million in Ports and Terminals operations, $6.4 million in Maritime operations, $14.1 million in Logistics operations and $18.5 million in shared corporate costs. In 2006: $1.8 million in Ports and Terminals operations, $5.9 million in Maritime operations, $9.5 million in Logistics operations and $14.6 million in shared corporate costs. In 2005: $4.2 million in Ports and Terminals operations, $5.3 million in Maritime operations, $9.8 million in Logistics operations and $12.4 million in shared corporate costs. In 2004: $3.7 million in Ports and Terminals operations, $5.3 million in Maritime operations, $9.1 million in Logistics operations and $11.2 million in shared corporate costs. In 2003: $3.2 million in Ports and Terminals operations, $9.7 million in Maritime operations, $7.5 million in Logistics operations and $12.5 million in shared corporate costs.

Average Shares Outstanding

Income per share is calculated based on the average number of shares outstanding in each relevant year. The average number of common shares outstanding as of December 31, 2003, 2004, 2005, 2006 was 56,963,137 and as of December 31, 2007 was 56,933,137. See Item 4. “Information on the Company — History and Development of the Company.”

Dividends

At shareholders’ meetings, shareholders have the ability, at their discretion, to approve dividends from time to time. At the ordinary shareholders’ meeting held on April 24, 1997, the shareholders of our predecessor, TMM, declared a dividend (which has not yet been paid) equivalent to $0.17 per share, subject to our outstanding debt obligations and availability of funds. At the shareholders’ meeting where such dividend was declared, the shareholders delegated to the Board of Directors the authority to determine when the dividend may be paid. No other dividend has been declared since 1997.

Exchange Rates

We maintain our financial records in Dollars. However, we keep our tax records in Pesos. We record in our financial records the Dollar equivalent of the actual Peso charges for taxes at the time incurred using the prevailing exchange rate. In 2007, approximately 61% of our net consolidated revenues and 39% of our operating costs and expenses were generated or incurred in Dollars. The remainder of our net consolidated revenues and operating expenses were denominated in Pesos.

The following table sets forth the high, low, average and period-end noon buying rates for Pesos reported by Banco de Mexico (the “Noon Buying Rate”) expressed as Pesos per U.S. dollar for the periods indicated below.

	Exchange Rates			End of
Year Ended December 31,	High(1)	Low(1)	Average(2)	Year(3)

2003	11.40	10.11	10.79	11.24
2004	11.63	10.82	11.29	11.15
2005	11.40	10.41	10.89	10.63
2006	11.48	10.43	10.90	10.81
2007	11.27	10.66	10.93	10.91

	Exchange Rates			End of
Monthly,	High(4)	Low(4)	Average(5)	Month(6)

Year 2008
January	10.98	10.83	10.91	10.83
February	10.83	10.68	10.77	10.72
March	10.85	10.65	10.73	10.65
April	10.60	10.45	10.52	10.51
May	10.57	10.31	10.44	10.33
June(7)	10.43	10.30	10.36	10.37

(1)	The highest and lowest of the Noon Buying Rates for the Peso per U.S. dollar reported by Banco de Mexico on the last business day of each month during the relevant year.

(2)	The average of the Noon Buying Rates on the last day of each month during the relevant year.

(3)	The Noon Buying Rates on the last day of each relevant year.

(4)	The highest and lowest of the Noon Buying Rates of each day in the relevant month.

(5)	The average of the Noon Buying Rates of each day in the relevant month.

(6)	The Noon Buying Rates on the last day of each relevant month.

(7)	Through June 13, 2008.

On June 27, 2008, the Noon Buying Rate was Ps. 10.2841 = $1.00 (equivalent to Ps. 1.00 = $0.097).

Risk Factors

Risks Relating to our Indebtedness

Our substantial indebtedness could adversely affect our financial condition and impair our ability to operate our business, and we may not be able to pay the interest on and principal amount of our indebtedness.

As of December 31, 2007, Grupo TMM’s total debt (excluding the securitization facility) amounted to $321.0 million, which includes $262.0 million of our Mexican Peso-Denominated Trust Certificates Program (the “Trust Certificates Program”) and $59.0 million of Bank Debt; of this debt, $17.8 million is short-term debt and $303.2 million is long-term debt. As of March 31, 2008, Grupo TMM’s total debt (excluding the securitization facility) amounted to $384.5 million, which includes $273.5 million of our Trust Certificates Program and $111.0 million of Bank Debt; of this debt, $33.6 million is short-term debt and $350.9 million is long-term debt.

In addition, as of December 31, 2007, Grupo TMM’s balance due under its securitization facility with Deutsche Bank AG (the “Securitization Facility”) was $126.8 million, which includes $130.9 million of principal amount, $1.2 million of interest and a transaction cost adjustment of $5.3 million; of this debt, $13.4 million is short-term debt and $113.4 million is long term debt. As of March 31, 2008, the balance due under the Securitization Facility was $124.2 million, which includes $127.9 million of principal amount, $1.2 million of interest and a transaction cost adjustment of $4.9 million; of this debt, $13.9 million is short-term debt and $110.3 million is long-term debt. Under IFRS, transaction costs in connection with financings are required to be accounted for as debt.

We are a highly leveraged company and our level of indebtedness could have important consequences, including the following:

•	limiting cash flow available for capital expenditures, acquisitions, working capital and other general corporate purposes because a substantial portion of our cash flow from operations must be dedicated to servicing debt;

•	increasing our vulnerability to a downturn in economic or industry conditions;

•	exposing us to risks inherent in interest rate fluctuations because future borrowings may be at interest rates that are higher than current rates, which could result in higher interest expenses;

•	limiting our flexibility in planning for, or reacting to, competitive and other changes in our business;

•	placing us at a competitive disadvantage compared to our competitors that have less debt and greater operating and financing flexibility than we do;

•	limiting our ability to engage in activities that may be in our long term best interest as a result of restrictive covenants contained in our loan facilities and in our Securitization Facility; and

•	limiting our ability to borrow additional money to fund our working capital and capital expenditures or to refinance our existing indebtedness, or to enable us to fund the acquisitions contemplated in our business plan.

Our ability to service our indebtedness will depend upon future operating performance, including the ability to increase revenues significantly, renew our existing vessel contracts and control expenses. Future operating performance depends upon various factors, including prevailing economic, financial, competitive, legislative, regulatory, business and other factors that are beyond our control.

If we cannot generate sufficient cash flow from operations to service our indebtedness we may default under our various financing facilities. If we default under any such facility, the relevant lender or lenders could then take action to foreclose against any collateral securing the payment of such facility. Substantially all of our shipping assets have been pledged to secure our obligations under our Trust Certificates Program and our various vessel financing facilities. See Item 3. “Key Information — Selected Financial Data.”

Grupo TMM is primarily a holding company and depends upon funds received from its operating subsidiaries to make payments on its indebtedness.

Grupo TMM is primarily a holding company and conducts the majority of its operations, and holds a substantial portion of its operating assets, through numerous direct and indirect subsidiaries. As a result, Grupo TMM relies on income from dividends and fees related to administrative services provided to its operating subsidiaries for its operating income, including the funds necessary to service its indebtedness. In addition, we have pledged the stock of certain of our subsidiaries and sales receivables to secure the repayment of our Securitization Facility.

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

Restrictive covenants in our financing agreements, including the Securitization Facility, the Trust Certificates Program and our ship financings, may restrict our ability to pursue our business strategies.

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

Our Trust Certificate Programs also contains a number of restrictive covenants. These covenants relate solely to the vessels, contracts related to such vessels and the restricted cash under such program. Certificate holders’ only recourse under the Trust Certificates Program is to the trust assets.

If we fail to comply with these and other restrictive covenants, our obligation to repay our indebtedness may be accelerated. If we cannot pay the amounts due on the Securitization Facility, the Trust Certificates Program or under one or more of our vessel financing facilities, the relevant lender or lenders could then take action to foreclose against any collateral securing the payment of such facility or facilities. Most of our shipping assets have been pledged to secure our obligations under our Trust Certificates Program and various vessel financing facilities.

As of December 31, 2006, we did not meet certain financial ratios contained in our vessel financings, resulting in an event of default under these facilities, although all of the relevant lenders waived such default through September 30, 2007. As of December 31, 2007 and May 31, 2008, we were in compliance with all of our covenants under these facilities.

We have to service our peso denominated debt with revenues generated in dollars, as we do not generate sufficient revenue in pesos from our operations to service all of our peso denominated debt. This could adversely affect our ability to service our debt in the event of a devaluation or depreciation in the value of the dollar against the Mexican peso.

As of March 31, 2008, approximately 75% of our debt was denominated in pesos. This debt, however, must be serviced by funds generated by our subsidiaries. As of the date of this Annual Report, we do not generate sufficient revenue in pesos from our operations to service all of our peso denominated debt. Consequently, we have to use revenues generated in Dollars to service our peso denominated debt. A devaluation or depreciation in the value of the dollar, compared to the Mexican peso, could adversely affect our ability to service our debt. During 2007, the Mexican Peso depreciated approximately 0.9% against the Dollar.

Fluctuations in the Mexican Peso/Dollar exchange rate could lead to shifts in the types and volumes of Mexican imports and exports, negatively impacting results on some of our businesses. Although a decrease in the level of exports may be offset by a subsequent increase in imports, any offsetting increase might not occur on a timely basis, if at all. Future developments in U.S.-Mexican trade beyond our control may result in a reduction of freight volumes or in an unfavorable shift in the mix of products and commodities, we carry.

Risks Relating to our Business

Uncertainties relating to our financial condition in our recent past and other factors raised substantial doubt about our ability to continue as a going concern and could have resulted in our dissolution under Mexican Corporate Law.

Under Mexican law, when a company has accumulated losses in excess of two-thirds of its capital stock, any third party with legal interest may request the corresponding judicial authorities to declare the dissolution of the company. In our audited report for the year ended December 31, 2004, our independent auditors expressed substantial doubt about our ability to continue as a “going concern.” This situation no longer existed in 2005 when the Company obtained enough net income to absorb all accumulated losses. However, in our audited report for the periods ended December 31, 2006 and December 31, 2007, our independent auditors again indicated that a substantial doubt exists as to our continuation as a going concern because we have sustained substantial losses from continuing operations during the past five years.

Although Grupo TMM reduced its debt and financial expense in a material way in 2005 and 2006, and improved its income on transportation, it experienced a net loss in both 2006 and 2007. Our ability to continue as a going concern is subject to our ability to generate sufficient profits and/or obtain necessary funding from outside sources and there can be no assurance that we will be able to generate such profits or obtain such funding.

We have had a history of net losses. If we are unable to maintain profitability and generate positive cash flow, we may not be able to continue operations.

For the year ended December 31, 2007, we incurred a net loss of $66.9 million. For the years ended December 31, 2006 and 2005, our net income was $70.4 million and $175.5 million, respectively, resulting mostly from our sale of Grupo TFM to KCS. See Item 4. “Information on the Company — Recent Developments — Disposition of Grupo TMM’s interest in Grupo TFM to KCS.” If we had not sold Grupo TFM to KCS, we may have experienced losses in 2005 and 2006. In addition, during the years ended December 31, 2004 and 2003, we incurred a net loss of $99.9 and $84.7 million, respectively. If we are unable to maintain profitability and generate positive cash flow, we may not be able to continue our operations.

If our time charter arrangements are terminated or expire, our business could be adversely affected.

As of December 31, 2007, we had two product tanker vessels on bareboat charter and six vessels on time charter to PEMEX Refinación (“PER”), and nineteen offshore supply vessels on time charter to Pemex Exploración y Producción (“PEP”). PER and PEP are subsidiaries of Petroleos Mexicanos, the national oil company of Mexico (“PEMEX”). In addition, in 2007 we entered into four offshore supply vessel chartering agreements with private operators with time periods ranging from one to two years. In the event that our time charter arrangements are terminated or expire without being renewed, we will be required to seek new bareboat or time charter arrangements for these vessels. We cannot be sure that bareboat or time charters will be available for the vessels following termination or expiration, or that bareboat or time charter rates in effect at the time of such termination or expiration will be comparable to those in effect under the existing time charters or in the present market. In the event that bareboat or time charters are not available on terms acceptable to us, we may use those vessels in the spot market. Because charter rates in the spot market are subject to greater fluctuation than longer term bareboat or time charter rates, any failure to maintain existing, or enter into comparable, charter arrangements could adversely affect our operating results.

Our results from operations are dependent on fuel expenses.

Our logistics and parcel tanker operations consume significant amounts of energy and fuel, the cost of which has significantly increased worldwide in recent years. With respect to our other operations our customers pay for the fuel consumption. We currently meet, and expect to continue to meet, our fuel requirements almost exclusively through purchases at market prices from PEMEX, a government-owned entity exclusively responsible for the distribution and sale of diesel fuel, maritime diesel oil and bunker fuel in Mexico. The price of diesel fuel used by our trucks is established by the Mexican Government based on domestic policies and does not necessarily reflect the increase of prices in international markets; however if we are unable to acquire diesel fuel from PEMEX on acceptable terms, our operations could be adversely affected. In addition, instability caused by imbalances in the worldwide supply and demand of oil may result in continuing increases in fuel prices. Our fuel expense represents a significant portion of our operating expenses in our logistics and parcel tanker operations, and there may be increases in the price of fuel that cannot be hedged or transferred to the final user of our transportation services. We cannot assure you that our operations would not be materially adversely affected in the future if prevailing conditions remain for a long period of time or if energy and fuel costs continue to increase.

Downturns in the U.S. economy or in trade between the United States and Mexico would likely have adverse effects on our business and results of operations.

The level and timing of our business activity is heavily dependent upon the level of U.S.-Mexican trade and the effects of NAFTA on such trade. Downturns in the U.S. or Mexican economy or in trade between the United States and Mexico would likely have adverse effects on our business and results of operations. Our logistics business and the transportation of products traded between Mexico and the United States depend on the U.S. and Mexican markets for these products, the relative position of Mexico and the United States in these markets at any given time and tariffs or other barriers to trade. Our revenues were affected by the downturn in the U.S. economy in 2003. However, the U.S. economy started to reflect a recovery in the third quarter of 2003, and showed signs of continued improvement in 2004. In 2005 and 2006, both U.S. and Mexican economies maintained the improvements they achieved during 2004, growing at moderate rates; nevertheless, the U.S. economy experienced a downturn during 2007 which we expect will affect the Mexican economy in 2008. Any future downturn in the U.S. economy could have a material adverse effect on our results of operations and our ability to meet our debt service obligations as described above.

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

Certain of our business segments face significant competition, which could have a material adverse effect on our results of operations. Our international parcel tanker transportation services, our coastwise product tanker business, and our offshore vessel services rendered in the Gulf of Mexico have faced significant competition, mainly from U.S., Mexican and other international shipping companies acting directly or through a Mexican intermediary.

In our logistics operations division, our trucking transport and automotive logistics services have faced intense competition, including price competition, from a large number of U.S., Mexican, and other international trucking lines and logistics companies. We cannot assure you that we will not lose business in the future due to our inability to respond to competitive pressures by decreasing our prices without adversely affecting our gross margins and operational results.

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

Grupo TMM is a party to a number of arrangements with other parties under which it and such parties have jointly invested in non-wholly owned subsidiaries, and Grupo TMM may enter into other similar arrangements in the future. Grupo TMM’s partners in these non-wholly owned subsidiaries may at any time have economic, business or legal interests or goals that are inconsistent with our interests or those of the entity in which they have invested with us. Any of these partners may also be unable to meet their economic or other obligations to the non-wholly-owned subsidiaries, and Grupo TMM may be required to fulfill those obligations. Furthermore, any dividends that are distributed from subsidiaries that Grupo TMM does not wholly own would be shared pro rata with its partners according to their relative ownership interests. For these or any other reasons, disagreements or disputes with partners with whom Grupo TMM has a strategic alliance or relationship could impair or adversely affect its ability to conduct its business and to receive distributions from, and return on its investments in, those subsidiaries.

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

Our ability to re-charter our vessels upon the expiration or termination of their current charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, the prevailing state of the charter market for our vessels. If the charter market is depressed when our vessels’ charters expire, we may be forced to re-charter our vessels at reduced rates or even possibly a rate whereby we incur a loss, which may reduce our earnings or make our earnings volatile. The same issues will exist if we acquire additional vessels and attempt to obtain multi-year time charter arrangements as part of our acquisition and financing plan.

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

One of our principal objectives is to acquire additional vessels in conjunction with entering into additional multi-year, fixed-rate time charters for these ships. The process of obtaining new multi-year time charters is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. Shipping charters are awarded based upon a variety of factors relating to the vessel operator, including:

•	shipping industry relationships and reputation for customer service and safety;

•	shipping experience and quality of ship operations (including cost effectiveness);

•	quality and experience of seafaring crew;

•	the ability to finance vessels at competitive rates and financial stability in general;

•	relationships with shipyards and the ability to get suitable berths;

•	relationships with ship owners and the ability to obtain suitable second-hand vessels;

•	construction management experience, including the ability to obtain on-time delivery of new ships according to customer specifications;

•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events, among others; and

•	competitiveness of the bid in terms of overall price.

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

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of a vessel may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage. Although our current fleet of 45 vessels had an average age (weighted by Dead Weight Tonnage, or DWT) of approximately 15.4 years as of

April 31, 2008, we cannot assure you that, as our vessels age, market conditions will justify such expenditures or will enable us to profitably operate our vessels during the remainder of their expected useful lives.

Our results of operations may be adversely affected by operational risks inherent in the transportation and logistics industry.

The operation of supply vessels, trucks and other machinery relating to the shipping and cargo business involves an inherent risk of catastrophic marine or land disaster, mechanical failure, collisions, property losses to vessels or trucks, piracy, cargo loss or damage and business interruption due to political actions in Mexico and in foreign countries. In addition, the operation of any oceangoing vessel is subject to the inherent possibility of catastrophic marine disasters, including oil spills and other environmental accidents, and the liabilities arising from owning and operating vessels in international trade. Any such event may result in a reduction of revenues or increased costs. The Company’s vessels and trucking equipment are insured for their estimated value against damage or loss, including war, terrorism acts, and pollution risks and we also carry other insurance customary in the industry.

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

Additionally, some shipping and related activities decrease substantially during periods of bad weather. Such adverse weather conditions can adversely affect our results of operations and profitability if they occur with unusual intensity, during abnormal periods, or last longer than usual in our major markets, especially during peak shipping periods.

Our operations are subject to extensive environmental and safety laws and regulations and we may incur costs that have a material adverse effect on our financial condition as a result of our liabilities under or potential violations of environmental and safety laws and regulations.

Our operations are subject to general Mexican federal and state laws and regulations relating to the protection of the environment. The Procuraduría Federal de Protección al Ambiente (Mexican Attorney General for Environmental Protection) is empowered to bring administrative and criminal proceedings and impose corrective actions and economic sanctions against companies that violate environmental laws, and temporarily or permanently close non-complying facilities. The Secretaría del Medio Ambiente y Recursos Naturales (Mexican Ministry of Environmental Protection and Natural Resources) (“SEMARNAT”) and other ministries have promulgated compliance standards for, among other things, water discharge, water supply, air emissions, noise pollution, hazardous substances transportation and handling, and hazardous and solid waste generation. Under the environmental laws, the Mexican Government has implemented a program to protect the environment by promulgating rules concerning water, land, air and noise discharges or pollution, and the transportation and handling of wastes and hazardous substances.

We are also subject to the laws of various jurisdictions and international conferences with respect to the discharge of hazardous materials, wastes and pollutants into the environment.

While we maintain insurance against certain of these environmental risks in an amount which we believe is consistent with amounts customarily obtained in accordance with industry norms, we cannot assure you that our insurance will be sufficient to cover damages suffered by us or that insurance coverage will always be available for these possible damages. Furthermore, such insurance typically excludes coverage for fines and penalties that may be levied for non-compliance with environmental laws and regulations.

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

Our international parcel transportation services rendered in the Gulf of Mexico and our coastwise product tanker business rendered in both the Gulf of Mexico and in the Pacific Ocean provide services to transport petrochemical products and refined clean and dirty petroleum products respectively. See Item 4. “Information on the Company — Business Overview — Maritime Operations.” Under the United States Oil Pollution Act of 1990 (“OPA” or “OPA 90”), responsible parties, including ship-owners and operators, are subject to various requirements and could be exposed to substantial liability, and in some cases unlimited liability, for removal costs and damages, including natural resource damages and a variety of other public and private damages, resulting from the discharge of oil, petroleum or related substances into the waters of the U.S. In some jurisdictions, including the U.S., claims for spill clean-up or removal costs and damages would enable claimants to immediately seize the ships of the owning and operating company and sell them in satisfaction of a final judgment. The existence of comparable statutes enacted by individual states of the U.S., but requiring different measures of compliance and liability, creates the potential for similar claims being brought in the U.S. under state law. In addition, several other countries have adopted international conventions that impose liability for the discharge of pollutants similar to OPA. If a spill were to occur in the course of operation of one of our vessels carrying petroleum products, and such spill affected the waters of the United States or another country that had enacted legislation similar to OPA, we could be exposed to substantial or unlimited liability. Additionally, our vessels carry bunkers (ship fuel) and certain goods that, if spilled, under certain conditions, could cause pollution and result in substantial claims against us, including claims under international laws and conventions, OPA and other U.S. federal, state and local laws. Further, under OPA and similar international laws and conventions, we are required to satisfy insurance and financial responsibility requirements for potential oil spills and other pollution incidents. Penalties for failure to maintain the financial responsibility requirements can be significant and can include the seizure of the vessel.

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

The U.S. Clean Water Act imposes restrictions and strict controls regarding the discharge of wastes into the waters of the United States. The Clean Water Act and comparable state laws provide for civil, criminal and administrative penalties for unauthorized discharges of pollutants. In the event of an unauthorized discharge of wastes or pollutants into waters of the United States, we may be liable for penalties and could be subject to injunctive relief.

Potential labor disruptions could adversely affect our financial condition and our ability to meet our obligations under our financing arrangements.

As of March 31, 2008, we had 7,128 employees, approximately 78% of whom were unionized. The compensation terms of the labor agreement with these employees are subject to renegotiation on an annual basis and all other terms are renegotiated every two years. If we are not able to negotiate these provisions favorably, strikes, boycotts or other disruptions could occur, and these potential disruptions could have a material adverse effect on our financial condition and results of operations and on our ability to meet our payment obligations under our financing arrangements.

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

Our financial statements are prepared in accordance with IFRS. IFRS differs in certain significant respects from U.S. GAAP including, among others, the classification of minority interest and employees’ profit sharing, the accounting treatment for capitalized interest, consolidation of subsidiaries, and acquisition of shares of subsidiaries from minority stockholders and the computation of deferred taxes. For this and other reasons, the presentation of financial statements and reported earnings prepared in accordance with IFRS may differ materially from the presentation of financial statements and reported earnings prepared in accordance with U.S. GAAP.

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

Mexico has historically experienced uneven periods of economic growth. Mexico’s gross domestic product (“GDP”) increased 1.4%, 4.2%, 2.8%, 4.8% and 3.3% in 2003, 2004, 2005, 2006 and 2007, respectively. GDP growth was slightly higher than the Mexico Consensus Board(1) estimated for 2007; however, the Mexico Consensus Board estimates that GDP in Mexico is expected to fall by approximately 2.6% in 2008, while inflation is expected to be less than 4.0%. We cannot assure you that these estimates will prove to be accurate. The Mexican Government has exercised, and continues to exercise, significant influence over the Mexican economy. Accordingly, Mexican governmental actions concerning the economy and state-owned enterprises could have a significant impact on Mexican private sector entities in general and on us in particular, as well as on market conditions, prices and returns on Mexican securities, including our securities.

Currency fluctuations or the devaluation and depreciation of the Peso could limit the ability of the Company and others to convert Pesos into U.S. Dollars or other currencies which could adversely affect our business, financial condition and results of operations.

Severe devaluation or depreciation of the Peso may also result in governmental intervention, as has resulted in Argentina, or disruption of international foreign exchange markets. This may limit our ability to transfer or convert Pesos into U.S. Dollars and other currencies for the purpose of making timely payments of interest and principal on our dollar denominated indebtedness and adversely affect our ability to obtain foreign currency and other imported goods. The Mexican economy has suffered current account balance of payment deficits and shortages of foreign exchange reserves in the past. While the Mexican Government does not currently restrict, and for more than ten years has not restricted, the right or ability of Mexican or foreign persons or entities to convert Pesos into U.S. Dollars or to transfer other currencies outside of Mexico, the Mexican Government could institute restrictive exchange control policies in the future. To the extent that the Mexican Government institutes restrictive exchange control policies in the future, our ability to transfer or convert Pesos into U.S. Dollars for the purpose of making timely payments of interest and principal on indebtedness would be adversely affected. Devaluation or depreciation of the Peso against the U.S. Dollar may also adversely affect U.S. Dollar prices for our debt securities.

Pursuant to the provisions of NAFTA, if Mexico experiences serious balance of payment difficulties or the threat thereof in the future, Mexico would have the right to impose foreign exchange controls on investments made in Mexico, including those made by U.S. and Canadian investors. Any restrictive exchange control policy could adversely affect our ability to obtain dollars or to convert Pesos into dollars for purposes of making interest and principal payments to our creditors to the extent that we may have to make those conversions. This could have a material adverse effect on our business and financial condition.

High interest rates in Mexico could increase our financing costs.

Mexico historically has had, and may continue to have, high real and nominal interest rates. The interest rates on 28-day Mexican government treasury securities averaged 6.23%, 6.82% and 9.20%, in 2003, 2004 and 2005, respectively. For the years 2006 and 2007 the interest rate on 28-day Mexican government treasury securities averaged 7.19% and for the five-month period ended May 31, 2008, it averaged 7.43%. Accordingly, if we have to incur Peso-denominated debt in the future, it will likely be at higher interest rates.

(1)  The Mexico Consensus Board is formed by six internationally recognized firms (American Chamber Mexico, Banamex, UTEP Border Region, Wells Fargo, Center for Economic Forecasting and Latin Source Mexico).

A total of $260.8 million of our debt represented by our Trust Certificates Program was incurred in Mexican Pesos at the Mexican interbank rate, TIIE, plus 2.25%, although the Company has hedged the risk at a maximum rate of 11.5% for the next three years. As of December 31, 2007, the 91 day TIIE rate was 7.99% and as of March 31, 2008 and May 31, 2008 such rate was 7.94%. At June 19, 2008, the rate was 8.06%.

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

Our operations, including demand for our products or services and the price of our debt securities, have also historically been adversely affected by increases in interest rates in the U.S. and elsewhere. Particularly, U.S. interest rates reached their highest levels for the past three years during 2007. Although the Federal Reserve Bank implemented “measured” decreases in 2008, as interest rates rise the interest payments on our floating rate debt and the cost of refinancing our financing arrangements at maturity will rise as well.

Mexico may experience high levels of inflation in the future, which could adversely affect our results of operations.

Mexico has a history of high levels of inflation, and may experience inflation in the future. During most of the 1980s and during the mid- and late 1990s, Mexico experienced periods of high levels of inflation. The annual inflation rates for the last five years, as measured by changes in the National Consumer Price Index, as provided by Banco de México, were:

2003	3.98%
2004	5.19%
2005	3.33%
2006	4.05%
2007	3.76%
2008 (five months ended May 31)	1.61%

Mexico’s current level of inflation has been reported at higher levels than the annual inflation rate of the U.S. and Canada. The U.S. and Canada are Mexico’s main trading partners. We cannot give any assurance that the Mexican inflation rate will decrease, increase or maintain its current level for any significant period of time. A substantial increase in the Mexican inflation rate as currently in effect would have the effect of increasing some of our costs, which could adversely affect our financial condition and results of operations, as well as our ability to service our debt obligations. High levels of inflation may also affect the balance of trade between Mexico and the United States, and other countries, which could adversely affect our results of operations.

Political events in Mexico could affect Mexican economic policy and our business, financial condition and results of operations.

The social and political situation in Mexico, including the heightened tension resulting from the closely contested 2006 presidential election and presidential succession, could adversely affect the Mexican economy, including the stability of its currency, which in turn could have a material adverse effect on our business, financial condition and results of operations, as well as market conditions and prices for our securities.

Since February 2008, statistics indicate that Mexico’s daily production has fallen by more than 500,000 barrels per day and could fall by another 50% in the coming years. Currently 40% of the total amount of gasoline used for Mexico’s domestic consumption is imported.

The Mexican Senate is currently considering certain oil reform programs, which programs are being opposed by the Democratic Revolution Party. Specialists have concluded that if investments not are made to further Pemex’s technological capabilities, its oil production could decline considerably, which could weaken the financial position of the Mexican government.

Although there have not yet been any material adverse repercussions resulting from political changes and the recent elections, multi-party rule is still relatively new in Mexico and could result in economic or political conditions that could have a negative impact on the Mexican economy that would materially and adversely affect our operations. Finally, the Mexican economy in the past has suffered balance of payment deficits and shortages in foreign exchange reserves.

Mexican antitrust laws may limit our ability to expand through acquisitions or joint ventures.

Mexico’s federal antitrust laws and regulations may affect some of our activities, including our ability to introduce new products and services, enter into new or complementary businesses or joint ventures and complete acquisitions. In addition, the federal antitrust laws and regulations may adversely affect our ability to determine the rates we charge for our services and products. Approval of the Comisión Federal de Competencia, or Mexican Antitrust Commission, is required for us to acquire and sell significant businesses or enter into significant joint ventures and we cannot assure you that we would be able to obtain such approval.

Investors may not be able to enforce judgments against the Company.

Investors may be unable to enforce judgments against us. We are a stock corporation, organized under the laws of Mexico. Substantially all our directors and officers reside in Mexico, and all or a significant portion of the assets of those persons may be located outside the United States. It may not be possible for investors to effect service of process within the United States upon those persons or to enforce judgments against them or against us in U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. Additionally, it may not be possible to enforce, in original actions in Mexican courts, liabilities predicated solely on the U.S. federal securities laws and it may not be possible to enforce, in Mexican courts, judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of the U.S. securities laws.

Risks Relating to Ownership of our Equity

The protection afforded to minority shareholders in Mexico is different from that afforded to minority shareholders in the United States.

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

Under Mexican law, if we issue new shares for cash as a part of a capital increase, we generally must grant our stockholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage in our company. Rights to purchase shares in these circumstances are commonly referred to as preemptive rights. We may not be legally permitted to allow holders of ADSs in the United States to exercise preemptive rights in any future capital increase unless (1) we file a registration statement with the SEC with respect to that future issuance of shares or (2) the offering qualifies for an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC, as well as the benefits of preemptive rights to holders of ADSs in the United States and any other factors that we consider important in determining whether to file a registration statement.

If we do not file a registration statement with the SEC to allow holders of ADSs in the United States to participate in a preemptive rights offering or if there is not an exemption from the registration requirements of the U.S. Securities Act of 1933 available, the equity interests of holders of ADSs would be diluted to the extent that ADS holders cannot participate in a preemptive rights offering.

ITEM 4.	INFORMATION ON THE COMPANY

History and Development of the Company

We were formed on August 14, 1987, under the laws of Mexico as a variable capital corporation (sociedad anonima de capital variable) to serve as a holding company for investments by certain members of the Serrano Segovia family.

TMM merged with and into Grupo TMM (formerly Grupo Servia, S.A. de C.V. (“Grupo Servia”)), which was effected on December 26, 2001, leaving Grupo TMM as the surviving entity. Under the terms of the merger, all of the assets, privileges and rights and all of the liabilities of TMM were transferred to Grupo TMM upon the effectiveness of the merger. TMM was founded on September 18, 1958, by a group of private investors, including the Serrano Segovia family.

In December 2001, the boards of directors of TMM and Grupo TMM unanimously approved a corporate reorganization and merger in which TMM was merged with and into Grupo TMM. After the merger, each shareholder of TMM continued to own the same relative economic interest in Grupo TMM as the shareholder owned in TMM prior to the merger. In preparation for the merger, the shareholders of Grupo TMM approved the division (escisión) of Grupo TMM into two companies, Grupo TMM and a newly formed corporation, Promotora Servia, S.A. de C.V. (“Promotora Servia”). Under the terms of the escisión, Grupo TMM transferred all of its assets, rights and privileges (other than its interest in TMM) and all of its liabilities to Promotora Servia. The transfer of assets to Promotora Servia was made without recourse and without representation or warranty of any kind, and all of Grupo TMM’s creditors expressly and irrevocably consented to the transfer of the liabilities to Promotora Servia.

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

As a result of the promulgation of the new securities law in México in June 2006, publicly traded companies in Mexico were transformed by operation of law into Sociedades Anónimas Bursátiles (Public Issuing Corporation) and were required to amend their by laws to conform them to the provisions of the new law. Accordingly, on December 20, 2006 the Company added the term “Bursátil” to its registered name to comply with the requirements under Mexico’s new securities law, or Ley del Mercado de Valores. As a result, the Company is known as Grupo TMM, Sociedad Anónima Bursátil, or Grupo TMM, S.A.B. In addition, the Series A Shares of the Company were renamed as nominative common shares without par value. The rights afforded by the new Shares are identical to the rights afforded by the former Series A Shares.

Today, we are a fixed capital corporation listed on the Mexican Stock Exchange (Bolsa Mexicana de Valores) incorporated under the Ley General de Sociedades Mercantiles for a term of 99 years. We are headquartered at Avenida de la Cúspide, No. 4755, Colonia Parques del Pedregal, 14010 Mexico City, D.F., Mexico, and our telephone number is +52-55-5629-8866. Our agent for service of process in the United States is CT Corporation, located at 111 Eighth Avenue, New York, New York 10011 and its telephone number is (212) 894-8700. Grupo TMM’s Internet website address is www.grupotmm.com. The information on Grupo TMM’s website is not incorporated into this Annual Report.

Business Overview

General

We believe we are one of the largest integrated logistics and transportation companies in Mexico providing specialized maritime services and integrated logistics services, including trucking services and ports and terminals management services, to premium clients throughout Mexico. Our goal is to provide full intermodal logistics and “door-to-door” services to our customers by being a source of trucking, port and ship services for clients transporting goods across land and water in the NAFTA corridor.

Maritime Operations.  Our Maritime Operations division provides maritime transportation services, including offshore vessels that provide transportation and other services to the Mexican offshore oil industry, tankers that transport petroleum products within Mexican waters, parcel tankers that transport liquid chemical and vegetable oil cargos from and to the U.S. and Mexico, and tugboats that provide towing services at the port of Manzanillo, Mexico. We provide these services through our fleet of 45 vessels, which includes product and chemical tankers, harbor tugs and a variety of offshore supply vessels.

Ports and Terminals Operations.  We presently operate two Mexican port facilities, Tuxpan and Acapulco, under concessions granted by the Mexican Government, which provide for certain renewal rights. This business unit also provides port agent services to vessel owners and operators in the main Mexican ports.

Logistics Operations.  We provide dedicated trucking services to major manufacturers, including automobile plants, and retailers with facilities and operations throughout Mexico. We offer full-service logistical facilities in major industrial cities and railroad hubs throughout Mexico, including Aguascalientes, Toluca, Puebla, Veracruz, Nuevo Laredo, Cuernavaca, Mexico City, Monterrey, Manzanillo, Ensenada, and Altamira. The services we provide include consulting, analytical and logistics outsourcing, which encompass the management of inbound movement of parts to manufacturing plants consistent with just-in-time inventory planning practices; logistics network (order-cycle) analysis; logistics information process design; trucking, intermodal transport and auto haulage services; warehousing and bonded warehousing facility management; supply chain and logistics management; product handling and repackaging; local pre-assembly; maintenance and repair of containers in principal Mexican ports and cities and inbound and outbound distribution using truck transport.

Set forth below are our total revenues over the last 3 fiscal years for each of our business segments:

	Consolidated Transportation Revenues
	Years Ended December 31,
	2007	2006	2005
	($ in millions)

Maritime Operations	$179.2	$146.4	$159.6
Ports and Terminals Operations	8.5	8.1	38.8
Logistics Operations	115.9	93.9	108.4
Intercompany Revenues*	(0.3)	(0.3)	(0.2)

Total	$303.3	$248.1	$306.6

*	Represents the elimination of intercompany transactions between segments.

All of these revenues are earned in Mexico except for a portion of revenues from our Chemical Tankers and Product Tankers.

Recent Developments

Extension of Tugboat Services Concession in Manzanillo

In 2006, we obtained an eight-year extension from the relevant authorities to continue to provide tugboat services at the port of Manzanillo, Colima from January 1, 2007 until January 27, 2015.

In 2007, we obtained a 10 year authorization from the relevant authorities to provide tugboat services of LPG Vessels to Z Gas del Pacifico, S.A. de C.V. terminal in Manzanillo.

Mexican Peso-Denominated Trust Certificates Program

On April 30, 2007, at the shareholders’ meeting of the Company, our shareholders authorized the establishment of a program for the issuance of trust certificates, which are securities secured solely by the trust assets and denominated in Mexican Pesos, for up to an amount of nine billion Pesos. The proceeds from the sale of these certificates will be utilized by us to refinance our existing bank financings of our vessel fleet and to acquire additional vessels as contemplated by our expansion program. A portion of the cash proceeds from the issuance of the trust certificates is required to be held by the trust as restricted cash. The trust assets are comprised of the vessels contributed to the trust, the contracts related thereto and the restricted cash thereunder. Certificate holders’ only recourse under the Trust Certificates Program is to the trust assets.

We closed our first and second issuances of trust certificates under the program on July 19, 2007 and April 30, 2008 in an amount of 3 billion Pesos and 1.55 billion Pesos, respectively. Our first issuance was used primarily to refinance existing vessel indebtedness. Our second issuance will mainly be used to finance the acquisition of five new and used vessels for an approximate aggregate amount of $111.4 million. The Company expects to use the third issuance, worth an estimated 4.4 billion pesos, to acquire 10 additional new vessels for an approximate aggregate amount of $348 million.

The total program amount of trust certificates will be issued in separate tranches, secured by a lien on identified vessels refinanced or purchased with each tranche.

Purchase of Two Tugboats

On February 12, 2007, we entered into an agreement for the purchase of two newbuilding tugboats with Med Yilmaz Shipyard in Turkey for an aggregate purchase price of $14 million. In January 2008 we entered into a line of credit with Natixis Populaires to finance 85% of the total purchase price for the acquisition of these tugboats. On March 20, 2008 both vessels commenced operations in our tugboat services division in the Port of Manzanillo, Mexico.

Vessels Purchased through our Trust Certificates Program.

PSV Isla Monserrat.  On October 27, 2007, we entered into an agreement for the purchase from DESS PSV Ltd of a Platform Supply Vessel (“PSV”) Isla Monserrat (which was built in 2007 and has an average Brake Horse Power (“BHP”) of 5,400). This PSV was delivered to TMM in January 2008 and is currently operating in the Gulf of Mexico. The purchase of this vessel was financed by the second tranche of our Trust Certificates Program.

AHTS Sea Wolverine.  On April 3, 2008, we entered into an agreement for the purchase from DESS Ciprus Ltd of an Anchor Handling Tug Supply vessels (“AHTS”) Sea Wolverine (which was built in 2008 and has an average BHP of 6,500),. This AHTS was delivered in June 2008. We intend to add this AHTS to our offshore fleet in the Gulf of Mexico. The purchase of this vessel was financed by the second tranche of our Trust Certificates Program.

Two AHTS.  On April 3, 2007, we entered into an agreement for the purchase from Rising Flag Worldwide Ltd of two AHTS (which are expected to be built during 2008 and 2009, respectively, and to have an average BHP of 6,800). These AHTS are expected to be delivered in June 2008 and February 2009, respectively, and we intend to add these vessels to our offshore fleet in the Gulf of Mexico. The purchase of these vessels was financed by the second tranche of our Trust Certificates Program.

Three Mini PSV.  On March 7, 2007, we entered into an agreement for the purchase from Adriatic Marine LLC of three mini PSV. These mini PSV are expected to be delivered in July 2008, February 2009 and October 2009, respectively. We intend to add these vessels to our offshore fleet in the Gulf of Mexico. The purchase of one of the vessels was financed by the second tranche of the Trust Certificates Program and we expect to finance the acquisition of the other two vessels through the third tranche of our Trust Certificates Program.

Two FSIV.  On November 21, 2007, we entered into an agreement for the construction by Horizon Shipbuilding of two Fast Support Intervention Vessels (“FSIV”). These FSIV are expected to be delivered in June and September 2009, respectively. We intend to add these vessels to our offshore fleet in the Gulf of Mexico. We expect to finance both of these acquisitions through the third tranche of our Trust Certificates Program.

Purchase of Auto Haulage Business Assets

On July 19, 2007, we purchased certain auto haulage operating assets from Auto Convoy Mexicano, S.A. de C.V., a Mexican auto hauling company, and certain other parties for an aggregate purchase price of Ps. 429 million. These auto haulage operating assets were incorporated in our logistics division and commenced operations in September 2007.

Mutual Claims Asserted Between Grupo TMM and KCS

In addition to the $200.0 million in cash and 18 million shares of KCS stock that were delivered to the Company under the terms of the AAA on April 1, 2005, KCS also delivered in escrow an Indemnity Escrow Note for $47 million due June 1, 2007, which provides insurance against material breaches or misrepresentations by the Company of its obligations under the AAA. Pursuant to the terms of the AAA, on January 29, 2007, KCS notified the Company of its intention to assert certain claims under Section 10 of the AAA seeking indemnification against the Indemnity Escrow Note. On January 31, 2007, the Company notified KCS of claims that it intended to assert against KCS for breaches under the AAA and other related agreements.

On May 15, 2007, KCS filed a demand for arbitration seeking indemnification against the Indemnity Escrow Note. The Company also filed a demand for arbitration seeking indemnification for certain claims against KCS. See Item 8. “Financial Information — Legal Proceedings — Dispute with Kansas City Southern”. In connection with the arbitration, KCS, Grupo TMM and TMM Logistics entered into a Settlement Agreement to settle and release all claims asserted against each other. Under the terms of the settlement, KCS paid Grupo TMM $54.1 million in cash and the obligations of KCS under the Indemnity Escrow Note and the Tax Escrow Note, which would have been payable in 2010, were terminated. The Indemnity Escrow Note and the Tax Escrow Note had been valued at their face value of $91.7 million in our Financial Statements. As a result of this settlement, all disputes between KCS, Grupo TMM and TMM Logistics were fully and finally settled.

SSA Claims

In July 2006 and February 2007, Grupo TMM received two claim notices from SSA in relation to certain contingencies affecting SSA (formerly TMMPyT) in connection with the Amended and Restated Master Agreement dated July 21, 2001, which are still pending resolution between SSA and the relevant authorities. On June 4, 2007, we received a copy of an arbitration demand from SSA before the International Chamber of Commerce (“ICC”) seeking indemnification in the amount of 30 million Pesos. On June 14, 2007, we were officially notified by the ICC of the arbitration proceedings. The Company believes such claim to be without merit and intends to vigorously contest this claim; however, we cannot assure you that we will be successful.

Settlement of Leonardo, L.P. Claim

On September 14, 2006, Leonardo, L.P. filed a lawsuit against the Company seeking damages in the amount of $1.6 million in connection with the adjustment in the strike price and the underlying number of shares of Grupo TMM stock that could be exercisable under the Note Linked Securities issued by the Company in May of 2002 (“NLSs”). The Company filed an answer stating that the applicable statute of limitations had expired. The Company entered into a settlement agreement on April 13, 2007 pursuant to which the Company paid Leonardo, L.P. a total of $850,000, with the final installment being paid in December 2007.

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

	Foreign Trade 2005-2007(a)
	As of December 31,
	2007	2006	2005
	(In millions of Dollars)

Total Exports	$271,875	$249,925	$214,233
Total Imports	$281,949	$256,058	$221,820
Total Trade Flows	$553,824	$505,983	$436,052
Growth Rate — Exports	8.8%	16.7%	14.0%
Growth Rate — Imports	10.1%	15.4%	12.7%
Growth Rate — Total	9.5%	16.0%	13.0%
Growth Rate — GDP(b)	3.3%	4.8%	2.8%

(a)	The figures include the in-bound (maquiladora) industry.

(b)	The methodology for calculating Growth Rate-GDP was modified by the Instituto Nacional de Estadistica, Geografia e Informatica (INEGI) and is based on 1993 prices.

Source: Banco de Mexico (BANXICO)

Notwithstanding generally weak economic conditions, overall Mexican foreign trade increased in 2007 as compared to 2006, and also increased in 2006 as compared to 2005.

Discontinued Operations

On May 13, 2003, we sold to SSA our 51% interest in TMMPyT included in our ports and terminals segment (which included our ports operations at Cozumel, Manzanillo, Veracruz and Progreso), for approximately $114 million in cash, subject to certain post-closing adjustments.

On April 1, 2005, we finalized the sale of Grupo TMM’s interest in Grupo TFM to KCS, which comprised all of our remaining railroad operations. As consideration for this sale, we received $200 million in cash, $47 million in a 5% promissory note that was paid in June 2007, 18 million shares of KCS common stock sold in December 2005 for $400.5 million, and an additional $110 million in cash and stock that was paid by KCS on March 13, 2006 after the completion of a settlement involving the VAT and Put lawsuits. See “— Recent Developments — Disposition of Grupo TMM’s interest in Grupo TFM to KCS” and ‘— Marketing Arrangements.”

The results of our ports and terminals operations that were sold in May 2003, and the results of our railroad operations that were sold in April 2005 (which included the Tex Mex Railway operation), are discussed in this Annual Report in the “Discontinued Operations” section. See Item 5. “Operating and Financial Review and Prospects — Results of Operations — Discontinued Operations” and Note 5 to our Financial Statements included elsewhere herein.

Business Strategy

Over the past few years, we have made significant changes to our business and shifted our strategy to focus on “door-to-door” service to our customers by being a source of trucking, port and ship services for clients transporting goods across land and water in the NAFTA Corridor. Set forth below is a description of the elements of our strategy.

Expansion of our Maritime Operations

We plan to expand our Maritime Operations by: (i) increasing cabotage services with medium and long-term contracts through the seniority granted to Mexican ship-owners under the Mexican Navigation Law (Mexican flagged vessels have a preference to perform cabotage in Mexican waters), (ii) satisfying demand for exploration and distribution services, which we believe are increasing within Mexico and (iii) meeting market requirements of new generation vessels with higher-rated and deeper-water capabilities. Considering the urgent need of PEMEX to increase its 3P oil and gas reserves, there is an increasing demand for exploration and distribution services within Mexico which we will try to service through medium and long-term contracts and meeting market requirements of new generation vessels with higher-rated and deeper-water capabilities.

In addition, during 2006 and as part of the acquisition of the minority interests in our offshore and tugboats businesses, we (i) purchased five offshore vessels from Seacor which now carry the Mexican flag, (ii) converted three vessels that were under lease to owned status, (iii) purchased one more offshore vessel, (iv) purchased two vessels from Seacor which now carry the Mexican flag, and (v) purchased the remaining 40% minority stake held by Smit in our harbor towing business. The new offshore vessels are working under time charter contracts supporting offshore oil exploration and production activities in the Gulf of Mexico.

During 2007, and as part of our Business Plan, we (i) entered into an agreement for the purchase of two newbuilding tugboats that were delivered in January 2008, (ii) entered into an agreement for the purchase of the PSV Isla Monserrat that was delivered in January 2008, (iii) entered into an agreement for the purchase of the AHTS Sea Wolverine that was delivered in June 2008, (iv) entered into an agreement for the purchase of two AHTS, which are expected to be delivered in 2008 and 2009, (v) entered into an agreement for the construction of two FSIV that are expected to be delivered in June and September 2009, and (vi) exercised purchase options for the chemical tankers M/T “Maya” and the M/T “Olmeca”.

In addition, we are developing our product tanker business and since July 2005 we have entered into two product tanker contracts with PEMEX under bareboat charters for a five year term. During 2006, TMM also entered into a marketing agreement with Navi8 (formerly FR8), a company that actively trades a time charter fleet, owns and invests in tonnage, manages vessels for third parties and for its own account and acts as an exclusive cargo broker for oil traders and trades in the freight derivatives market. This agreement should allow TMM the flexibility to (i) offer vessels to PEMEX under time charter schemes and (ii) enter international markets. TMM is currently bidding for the opportunity to provide PEMEX with five product tankers under bareboat contracts for a five year term.

Expansion of our Integrated Logistics Operations

We plan to continue to expand our Logistics Operations, including dedicated truck transportation, auto haulage, warehousing, cargo handling and logistics support, thereby enhancing our position as a true “door-to-door”

logistics and multimodal service provider. We intend to enter into additional dedicated logistics contracts and acquire equipment or businesses that will enable us to perform services we previously outsourced. See item 4. “Information on the Company — Recent Developments.”

Expansion of our Alliances with Leading Companies in Multimodal Transportation and Logistics

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

Reducing Corporate Overhead and Other Operating Costs

Over the last few years, we have significantly reduced our operating costs. In 2003, we reduced our corporate staff headcount from 222 to 97 full-time equivalents through the elimination of redundant positions and the transfer of certain employees to other business areas within the Company. Furthermore, we have developed an information systems platform that integrates logistics services using Internet technology, thereby increasing the efficiency of our logistics operations. The information systems platform supports dedicated logistics contracts and yard management and allows our customers to access information regarding the location and status of their cargo via touch-tone telephone or computer.

In 2005, after the sale of Grupo TFM, we reduced the number of personnel in our Logistics Operations segment from 8,491 to 5,000. As of December 31, 2006, our Logistics Operations personnel totaled 5,055. In 2007 we increased corporate and other operating expenses due to the warehousing and auto haulage acquisitions. These two new businesses added 946 employees to our Company. In November 2007, the Board of Directors approved and executed a corporate restructuring of the senior executives of the Company which was intended to reduce corporate expenses and improve the Company’s performance.

We believe our level of corporate overhead was in-line with our business during 2007.

In addition, we have reduced and will continue to reduce, the number of companies within our organizational structure in an effort to streamline operations and reduce operating costs.

Sources of Financing

We expect to finance the expansion plans mentioned above mainly through secured credit arrangements and other asset-backed financings, similar to what the Company has been doing through its Trust Certificates Program.

Debt Refinancing

The refinancing of our current debt is a priority in order to extend the maturity of such debt and achieve lower debt service requirements and interest costs. Accordingly, we are evaluating several alternatives to refinance debt that was not refinanced through our Trust Certificates Program and to generate sustainable operating profits. In addition, our goal is to improve our operational flexibility by refinancing the debt with debt that does not contain as many restrictive covenants as are contained in our current debt agreements.

Certain Competitive Advantages

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

Mexican law provides that cabotage (intra-Mexican movement between ports) is reserved for ships flying the Mexican flag.

Maritime Operations

Our Maritime Operations include: (a) supply and logistics services to the offshore industry at offshore facilities in the Gulf of Mexico and between ports, moving crews and/or cargo to and from oil platforms; (b) product tankers for the transportation of petroleum products, such as the distribution of oil to a variety of coastal cities where the oil is further distributed inland throughout Mexico; (c) parcel tankers, also known as chemical tankers, for the transportation of liquid chemical cargoes between ports in Mexico and the U.S.; and (d) tugboats that provide harbor towing services in and out of the port of Manzanillo. Mexican law provides that cabotage (intra-Mexican movement between ports) is reserved for ships flying the Mexican flag, which we believe provides us with a competitive advantage in this market. This segment accounted for 59% of consolidated revenues for the years 2007 and 2006, and 52% of consolidated revenues in 2005.

Fleet Management

As of April 30, 2008, we operated a fleet comprised of product tankers and parcel tankers, as well as a fleet of offshore vessels and tugboats. Of a total of 45 vessels, 33 are owned tonnage (2 product tankers, 24 offshore vessels, 2 parcel tankers and 5 tugboats) and 12 are chartered units (3 parcel tankers, 8 product tankers, and 1 tugboat).

The table below sets forth information as of April 30, 2008, about our fleet of owned and chartered vessels by type, size and capacities:

	Number of	Total Dead	Total Cubic
	Vessels	Weight Tons	Meter Capacity	BHP(*)
Vessel Type		(In thousands)	(In thousands)

Offshore service vessels	24	24.9	**	4,805
Product tankers	10	443.0	470.4	**
Parcel tankers	5	72.9	80.2	**
Tug boats	6	2.5	**	4,341

Total	45	543.3	550.6

*	Average Brake Horse Power.

**	Not applicable.

Offshore Vessels

We have been participating in this business for 16 years. In March 2006, the Company purchased Seacor’s 40 percent interest in Marmex. As part of this transaction, TMM also purchased five offshore vessels owned by Seacor, which began flying the Mexican flag, and at the same time converted three additional offshore vessels from leased to owned status. All eight vessels are working under time charter contracts supporting offshore oil exploration and production activities in the Gulf of Mexico.

TMM, in its offshore division, provides supply and logistics services to the offshore industry between the ports and the offshore facilities in the Gulf of Mexico through a specialized fleet that includes fast and conventional crew vessels, supply vessels, anchor handling tug supply vessels and Dynamic Positioning (“DP”) vessels. Other services include supply and administration of onboard personnel, coordination and supervision of the maritime transport of staff, materials and equipment from the base on shore to operational points of the vessels within the oil-drilling zone of the Gulf of Mexico, and coordination and supervision of catering and accommodation matters onboard the vessels. As of February 29, 2008, TMM’s offshore fleet represented 8% of Mexico’s offshore fleet. As of April 30, 2008, eighteen (18) TMM vessels were directly hired by PEMEX, and six (6) additional vessels were hired by private operators engaged in the construction and maintenance sectors for PEMEX.

Product Tankers

Since 1992, we have provided product tanker chartering services to PEMEX for the transportation of clean and dirty petroleum products, from refineries to various Mexican ports. Our fleet is comprised of ten product tankers, which include two long-term contracts entered into during May and June 2005, and seven short term contracts with PEMEX. Additionally, we operate one product tanker in the spot market.

Set forth below is information regarding our product tanker fleet as of April 30, 2008:

Vessel	Year	Flag	Hull	DWT(1)	LOA(5) (m)(6)	Beam(m)	Charterer

Amatlan II	2002	Mexico	DH(3)	45,467	189	32	Pemex
Choapas II	1992	Mexico	DH(3)	44,646	182	30	Pemex
Monte Alban	1987	Mexico	DS(2)	37,583	175	30	Pemex
Pula	2006	Singapore	DH(3)	46,941	182	32	Pemex
Green Point	2003	Liberia	DH(3)	49,511	183	32	Spot Market
Kapadokia	1984	Liberia	DB(4)	46,828	192	31	Pemex
Veracity	1983	Liberia	DH(3)	40,520	176	32	Pemex
Fidelity I	1984	Liberia	DH(3)	43,832	192	31	Pemex
Gavros	1987	Liberia	DB(4)	476,17	195	32	Pemex
Overseas Neptune	1989	Marshal Islands	DS(2)	40,520	186	27	Pemex

(1)	Dead weight tons.

(2)	Double side.

(3)	Double-hull.

(4)	Double bottom.

(5)	Overall length.

(6)	Meters.

We have a competitive advantage in the Mexican market as Mexican Maritime law establishes that cabotage services should be provided by Mexican flag vessels and only Mexican companies are allowed to fly the Mexican flag.

OPA 90 established that vessels that do not have double-hulls will be prohibited from transporting crude oil and petroleum products in U.S. coastwise transportation after a certain date based on the age and size of the vessel unless they are modified with a double-hull. In addition Annex II (Rules 13G and 13H) from MARPOL 73/78 establishes a phase out calendar for single hull tankers. We are aware of this regulation and do not charter or intend to acquire vessels that do not comply with these rules.

Parcel Tankers

Our parcel tanker business operates between Mexican and American ports in the Gulf of Mexico, transporting chemicals, vegetable and animal oils and molasses. The majority of the transported cargo is under contracts of affreightment (“COAs”) in which the customers commit the carriage of their cargo over a fixed period time on multiple voyages, with a minimum and a maximum cargo tonnage at a fixed price. The vessel operator is responsible for the vessel, the fuel and the port expenses. Currently, our chemical tanker fleet is comprised of two owned and three time-chartered vessels. We transported 1.6 million tons of goods in our parcel tankers during 2007 and 1.6 million tons during 2006. Our primary customers that use our parcel tanker services include major oil and chemical companies.

Set forth below is information regarding our parcel tankers as of April 30, 2008:

			LOA	Beam	Draft		Capacity M3
Vessel	Flag	Year	(m)(1)	(m)	(m)	DWT*	Total

Olmeca	Marshall Islands	2003	130.0	22.4	12.0	15,200	16,800
Maya	Marshall Islands	2002	123.0	20.0	8.7	12,451	14,102
Lacandon	Singapore	2000	124.3	22.4	9.1	12,716	14,313
Azov Wind	Liberia	1988	151.3	22.4	12.2	16,231	17,512
Silver Wind	Liberia	1988	151.3	22.4	12.2	16,231	17,512

					Total	77,829	80,239

*	Dead weight tons.

(1)	Meters.

Harbor Towing

Since January 1997, TMM (formerly Servicios Mexcanos en Remolcadores, S.A. de C.V.) has provided tugboat services in the port of Manzanillo under a 10-year concession, including port docking and navigation in and out of channels and port facilities into open waters. In December 2006, the concession to operate this business was renewed by the relevant authorities for eight more years. As of April 30, 2008 we are operating six vessels in this port, five of which are owned.

Customers and Contractual Arrangements

The primary purchasers of our Maritime Operations services are multi-national oil, gas and chemical companies. These services are generally contracted for on the basis of short-term or long-term time charters, voyage charters, contracts of affreightment or other transportation agreements tailored to the shipper’s requirements. Our ten largest customers accounted for approximately 56% and 33% of Maritime Operations revenues and consolidated revenues, respectively. The loss of one or a few of our customers could have a material adverse effect on the results of operations of our Maritime Operations.

The services we provide are arranged through different contractual arrangements. Time charters are the principal contractual form for our Maritime Operations.

In the case of a time charter, the customer is responsible for the hire, fuel and port expenses, and we are responsible for the nautical operation of the vessel including the expenses related with the crew, maintenance, and insurance of the vessels. When we bareboat charter a vessel to a customer, the customer is responsible for the hire and fuel port expenses but also assumes all risk of the nautical operation, including the associated expenses. COAs are contracts with a customer for the carriage of cargoes that are committed on a multi-voyage basis over a period of weeks or months, with minimum and maximum cargo tonnages specified over the period at fixed rates per ton depending on the duration of the contract. Typically, under voyage charters and contracts of affreightment the vessel owner pays for the fuel and any applicable port charges.

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

In December 2005, we sold our business in Colombia. Before the sale of our business in Colombia, this segment accounted for 13% and 19% of consolidated revenues in 2005 and 2004, respectively. Without the Colombian business, the Ports and Terminals operations accounted for 3% of consolidated revenues in 2007 and 2006 and 6% in 2005.

The following table sets forth our existing port facilities and concessions:

Port	Concession	Date Awarded	Duration

Acapulco	Integral port administration	June 20, 1996	25 years (with the possibility of extension)
Tuxpan	Approximately 1,300 meters of waterfront	September 25, 2000	20 years (with the possibility of extension)
	Approximately 740 hectares of land	April 7, 1997	20 years (with the possibility of extension)
	Stevedoring Services	August 4, 1999	10 years (with the possibility of extension)

Acapulco

In June 1996, we received a 25-year concession to operate the tourist port of Acapulco and commenced operations in July 1996. Our port interests in Acapulco are operated through a joint venture with SSA called Administración Portuaria Integral de Acapulco, S.A. de C.V. (“API Acapulco”), in which we have a 51% interest.

Through API Acapulco, we operate and manage an automobile terminal, a cruise ship terminal with a capacity to receive two cruise ships simultaneously and an automobile warehouse with a capacity to store up to 1,700 automobiles. The automobile terminal was completed in November 1997 and the passenger terminal was completed during the fourth quarter of 2000.

In 2007, we handled 38,773 automobile exports for Volkswagen, Chrysler and Nissan to South America and Asia, reflecting an increase of 3.5% from 2006, when we handled approximately 37,452 automobiles at our terminal.

Acapulco is one of the main tourist ports in Mexico. Major cruise ship lines, such as Carnival, Royal Caribbean, Princess and Holland America, among others, make use of our terminal. During 2007, we had 135 cruise ship calls, which represent a 9.7% increase from 123 calls in 2006.

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

Shipping Agencies

We operate shipping agencies at the ports of Acapulco, Veracruz, Coatzacoalcos, Ciudad del Carmen, Dos Bocas, Tuxpan, Cozumel, Costa Maya, Ensenada, Progreso and Zihuatanejo. Our shipping agencies provide services to vessel owners and operators in Mexican ports, including (i) port agent services, including the preparation of the required documentation with the relevant port authorities for the dispatch of vessels; (ii) protective agent services, which support the rotation of crew members and the supply of spare parts; (iii) cargo and multimodal supervision; (iv) ship chandler services, which include the procurement of food, water and supplies and (v) bunkering services, which include the coordination of fuel delivery services. Our shipping agencies also provide shipping agency services at other major ports through agreements with local agents.

Logistics Operations

Through TMM Logistics, a wholly owned subsidiary of Grupo TMM, we provide dedicated logistics trucking services to major manufacturers, including automobile manufacturers, and retailers with facilities and operations throughout Mexico. We offer full-service logistical facilities in major industrial cities and railroad hubs throughout Mexico, including in Aguascalientes, Toluca, Puebla, Veracruz, Nuevo Laredo, Mexico City and Monterrey, among others. The services that we provide include consulting, analytical and logistics outsourcing services, which encompass the management of inbound movement of parts to manufacturing plants consistent with just-in-time inventory planning practices; logistics network (order-cycle) analysis; logistics information process design; trucking, auto haulage and intermodal transport; warehousing and bonded warehousing facility management; supply chain and logistics management; product handling and repackaging; local pre-assembly; maintenance and repair of containers in principal Mexican ports and cities; and inbound and outbound distribution using multiple transportation modes. Due to the scope of our operations, together with the extent of our experience and resources, we believe that we are uniquely positioned to coordinate the entire supply chain for our customers. This segment accounted for 38% of consolidated revenues in 2007 and 2006 and 35% of consolidated revenues in 2005.

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

Under Mexican law, truck transportation within Mexico can be performed only by Mexican-owned companies, such as Grupo TMM. As of April 30, 2008, we operated 598 trucks. We currently provide dedicated trucking services to several major manufacturers and retailers including Jumex, Allied-Domecq, Wal-Mart, Unilever, Waldo’s and Nissan.

Our over-the-road units provide trucking services on a spot basis to major retail stores and consumer product companies. We also provide intermodal services for drayage cargo at Pantaco in Mexico City and Monterrey.

Container Repair and Maintenance

We offer maintenance and repair services for dry and refrigerated containers in Manzanillo, Veracruz, Altamira, Ensenada, and Aguascalientes. These services involve keeping refrigerated components and other parts of a container in useable condition, including mechanical repair, welding and repainting of such containers.

Intermodal Services

Since 2002, TMM Logistics and Hub Group, which is the largest intermodal marketing company in the United States, have been part of a joint network to manage freight moving between Canada, the United States and Mexico. TMM Logistics provides all sales support and operational arrangement within Mexico for the network. In 2004, we began providing intermodal services, door-to-door.

TMM Plus

TMM Plus is a state-of-the-art supply chain platform that we developed which enables us to better control our operations and to provide our customers with full tracking of their products while products are moving through the supply chain. In addition, this tool increases our capabilities for designing and controlling a variety of logistics services. This platform has expanded our service offerings, which we expect to continue to increase both the volume of business as well as revenues.

Warehousing Services

We added warehousing to our logistics services in 2006 through the acquisition of Almacenadora de Depósito Moderno, S.A. de C.V. Organización Auxiliar de Crédito (“ADEMSA”). ADEMSA currently operates over 380,000 square meters of warehousing space throughout Mexico, including 68,000 square meters of direct warehouse space (the largest of which is located northern Mexico City). Due to its regulated nature, ADEMSA is one of a limited number of warehousing companies authorized by the Mexican government to provide bonded warehousing services and to issue negotiable certificates of deposit.

Auto Haulage

On July 19, 2007, TMM acquired from Autoconvoy Mexicano, S.A. de C.V., operating assets including a fleet of 228 trucks and 423 haul-away trailers, each equipped with a satellite tracking system.

We have our own yards in Puebla, Aguascalientes and Cuernavaca, equipped with all the facilities necessary for the operation of the newly formed TMM Logistics haul-away division (management offices, repair shops, shelter yards, security, warehouses, etc).

Since July 19, 2007 TMM has coordinated vehicle distribution on a national level, from the main automotive manufacturers’ plants, to the national dealers or borders for export purposes.

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

Disposition of Grupo TMM’s interest in Grupo TFM to KCS

General

On April 1, 2005, we completed the sale of our interest in Grupo TFM to Kansas City Southern, or KCS, pursuant to the AAA.

Under the AAA, as consideration for the purchase and upon consummation of the transactions contemplated thereby, the Company received: (i) $200 million in cash; (ii) 18 million shares of KCS common stock, which were valued on such date at approximately $347 million; (iii) promissory notes in a principal amount of $47 million (the “Indemnity Escrow Notes”) and (iv) up to $110 million in a combination of cash, KCS stock and notes following the TFM VAT Award. Pursuant to the Indemnity Escrow Agreement, the Indemnity Escrow Notes were deposited in an escrow account (the “Indemnity Escrow”) and will be available to satisfy certain indemnity claims by KCS. The Indemnity Escrow may be reduced as noted below.

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

As discussed above, there were various disputes between Grupo TMM and KSC relating to the sale of Grupo TFM. On September 21, 2007, KCS, Grupo TMM and TMM Logistics entered into a Settlement Agreement pursuant to which each settled and released all claims asserted against the other in arbitration proceedings initiated by KCS under the AAA. Under the terms of the settlement, KCS paid Grupo TMM $54.1 million in cash and the obligations of KCS under the Indemnity Escrow Note and the Tax Escrow Note, which would have been payable in 2010, were terminated. The Indemnity Escrow Note and the Tax Escrow Note had been valued at their face value of $91.7 million in our Financial Statements. As a result of this settlement, all disputes between KCS, Grupo TMM and TMM Logistics were fully and finally settled.

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

On December 9, 2005, we executed a block sale of our 18 millions shares of KCS common stock received from the Acquisition to Morgan Stanley. As a result of the sale of all of the KCS shares received from KCS under the AAA, the Stockholder’s Agreement has terminated in accordance with its terms.

Registration Rights Agreement

KCS entered into a Registration Rights Agreement with Grupo TMM and certain of its affiliates pursuant to which it agreed to register under the U.S. securities laws the shares of KCS that were issued to Grupo TMM in connection with the Acquisition. Under the Registration Rights Agreement, any of the registrations would be underwritten registrations and the Company had the right to select the underwriter, subject to the approval of KCS, which could not be unreasonably withheld. In addition, Grupo TMM had unlimited piggy-back rights, subject to customary cut back rights. The obligation of KCS to file any registration statement or to maintain its effectiveness was subject to typical holdback, delay and deferral provisions. With respect to the first four registrations under the Registration Rights Agreement, KCS was required to pay all costs associated with the registration of the shares, but not any indemnity fees or commissions.

Pursuant to the Registration Rights Agreement, KCS registered the resale of 18 million shares held by us in December 2005. In December 2006, KCS also registered the resale of 1,494,469 additional shares received as part of the VAT Put Settlement, which were subsequently sold in December 2006.

The Company does not currently own any KCS shares.

Consulting Agreement

José F. Serrano International Business, S.A. de C.V. (the “Consultant”), a consulting company organized by Sr. José Serrano, entered into a consulting agreement with KCS dated December 15, 2004 (the “Consulting Agreement”) pursuant to which the Consultant agreed to provide consulting services to KCS in connection with the portion of the business of KCS conducted in Mexico (with particular focus on the maintenance, fostering and promotion of a positive relationship between KCS and Mexican Government officials) for a period of three years. Consulting services were provided exclusively in Mexico. As consideration for the services, the Consultant received an annual fee of $3.0 million per year for a period of three years. On March 13, 2006, on the one hundred eightieth (180th) day following the Final Resolution of the VAT Claim and Put, the Consultant received an additional fee of $9.0 million in cash. The Consulting Agreement was terminated in September 2007 as part of the settlement with KCS.

Marketing Arrangements

In connection with the sale of Grupo TFM to KCS, the parties and their affiliates entered into three marketing arrangements described below.

Kansas City Southern Railway Company entered into a Marketing and Services Agreement with TFM, TMM Logistics and its subsidiaries and affiliates with an initial term extending through April 1, 2010. Under the terms of the Marketing and Services Agreement, TMM Logistics and its subsidiaries and affiliates received (i) “most favored nations” treatment on services provided by KCS and its subsidiaries, including TFM, subject to the right of KCS to refuse to comply with such obligation on three occasions without penalty if KCS deemed such non-compliance to be economically beneficial to it, (ii) an exclusive right to provide Road Railertm freight transport services over TFM’s rail system within Mexico, (iii) a right to provide certain logistics services if TFM outsourced work at any of its intermodal terminals, provided that certain conditions were met, and (iv) a right to bid for all other transportation related services outsourced by TFM. KCS exercised the early termination provision in the Marketing and Services

Agreement and ended the services of M&R, Pretrip, Intermodal, Inspection and Automotive Services. In addition, TFM also exercised the early termination provision and ended the two Rail and Transportation Agreements with TMM Logistics.

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

We have developed TMM Plus, an internet-based information systems platform that integrates different logistics services, thereby increasing the efficiency of our logistics operations. The information systems platform supports dedicated logistics contracts and yard management. The systems platform allows our customers to access information regarding the location and status of their cargo via computer. See “— Business Strategy — Reducing Operating Costs.”

Competition

Maritime Operations

The Company’s primary competitors in the Offshore Vessel business are Oceanografía, S.A. de C.V. (partner of Otto Candies LLC in Mexico) and Nautica Saltamar, S.A. de C.V. (a Mexican company with commercial agreements with Tidewater, Inc., the world’s largest offshore vessel operator). Tidewater, Inc. has a substantially greater percentage of domestic and foreign offshore marine market share compared to the Company and its other competitors. Other important offshore vessel operators in México include Consultoría y Servicios Petroleros, S.A. de C.V., Naviera Integral S.A. de C.V., Naviera Tamaulipas S.A. de C.V., Seamar Mexico S. de R.L. de C.V., Edison Chouest Mexico S. de R.L. de C.V., and Cotemar S.A. de C.V.

The Company’s primary competitor in the Parcel Tanker business is Stolt-Nielsen Transportation Group Ltd. Some other competitors in this business include Odfjell Seachem and Mapa Logistics S.A. de C.V.

Our tugboat business does not have a direct competitor within the port of Manzanillo, however other important tugboat operations in Mexico are provided by Saam Remolques, S.A. Cia. Maritima del Pacifico, S.A de C.V and Cia Maritima S.A de C.V.

The Company’s primary competitors in the Product Tanker business are Arrendadora Ocean Mexicana, S.A. de C.V. and Naviera del Sureste, S.A. de C.V.

The Company believes the most important competitive factors concerning the Maritime Operations segment are pricing, the flying of the Mexican flag and the availability of equipment to fit customer requirements, including the ability to provide and maintain logistical support given the complexity of a project and the cost of transferring equipment from one market to another. The Company believes it can capitalize on opportunities as they develop for purchasing, mobilizing, or upgrading vessels to meet changing market conditions.

Logistics Operations

In our Third Party Logistics business, the Company faces competition primarily from Car Logistics S.A. de C.V. and Axis Logistics S.A. de C.V.

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

In the auto hauling business, the Company faces competition primarily from Transportes Cuauhtemoc, S.A. de C.V., Auto Traslados sin Rodar, S.A. de C.V., Consorcio de Servicios Internacionales, S.A. de C.V. y González Trucking, S.A. de C.V.

The Company believes the most important competitive factors in the Logistics Operations segment are price, customer service, brand name, experience, operating capabilities and state-of-the-art information technology.

REGULATORY FRAMEWORK

Certain countries have laws which restrict the carriage of cargos depending upon the nationality of a vessel or its crew or the origin or destination of the vessel, as well as other considerations relating to particular national interests. In accordance with Mexico’s Ley de Navegación y Comercio Marítimos (Navigation Law), cabotage (intra-Mexican movement) is reserved for ships flying the Mexican flag. We believe we are currently in material compliance with all restrictions imposed by the jurisdictions in which we operate. However, we cannot predict the cost of compliance if our business is expanded into other jurisdictions which have enacted similar regulations.

We are also subject to the laws of various jurisdictions and international conferences with respect to the discharge of materials into the environment. See “— Environmental Regulation” and “— Insurance.”

Truck transportation within Mexico is reserved for Mexican nationals or entities that include in their constituent documents or Bylaws the “foreigner exclusion clause” (cláusula de exclusión de extranjeros), or a clause allowing other foreign investment through “neutral investment vehicles or securities.” Truck transportation is regulated by the Ley de Caminos, Puentes y Autotransporte Federal and the Ley de Vias Generales de Comunicacion.

Our port operations are subject to the Ley de Puertos. Port operations require a concession title granted by the Mexican Government to special companies incorporated under the Ley de Puertos, which companies may partially assign their concession title to third parties for the use and exploitation of assets owned by the Mexican Government in the different port facilities (subject to the Ley de Puertos and the terms and conditions of the concession title). Various port services require a special permit granted by the Ministry of Communications and Transportation of Mexico. Concession titles may be revoked under certain circumstances in accordance with applicable law and the terms of the concession title. Partial assignments of concession titles may be rescinded under certain circumstances established in the corresponding assignment agreements. Foreign investment in special companies incorporated under the Ley de Puertos (such as API Acapulco) may not exceed 49%, except through vehicles or securities deemed by applicable Mexican law as “neutral investments.”

New Mexican Navigation Law

On June 1, 2006 a new Mexican Navigation Law (“Ley de Navegación y Comercio Marítimos”) was published in Mexico’s Official Gazette, and became effective 30 days thereafter. This law: (i) strengthens the reservation of cabotage services for Mexican individuals dedicated to shipping or Mexican shipping companies; (ii) establishes mechanisms and procedures for the resolution of maritime controversies or disputes and (iii) in general terms, is protective of the Mexican shipping industry. Nevertheless, there can be no assurance that the percentage of Mexican-flagged vessels operating in Mexico will continue to increase in the future.

The law gives precedence to international treaties ratified by Mexico to foster uniformity in the type of regime applicable to specific circumstances such as the Hague Visby Rules, CLC/FUND Conventions, 1976 Limitation Convention, Salvage Convention, COLREGS, and MARPOL. (All vessels navigating Mexican waters must enter into protection and indemnity insurance agreements.)

Listed below are some of the salient points of the legislation:

•	Customary provisions enabling authorities to carry out inspections of vessels and investigations of incidents;

•	New regulations concerning registration of vessels and waivers allowing Mexican companies to operate foreign flag vessels in otherwise reserved domains;

•	Foreign vessels are obliged to designate a shipping agent in order to call at Mexican ports;

•	Mexican flag vessels are required to operate with Mexican crews only and cabotage is in principle reserved for Mexican vessels;

•	When a foreign vessel is abandoned by the owners with their cargo on board, provisions of the new legislation coordinate repatriation and temporary maintenance of the crew which the law deems ultimately to be the joint and several liability of the owner and agent;

•	The carriage of passengers, cargo and towage in ports and pilotage are also regulated;

•	Captains are responsible for damage and loss caused to vessels or ports due to negligence, lack of proper qualification, carelessness or bad faith, but are not responsible for damages caused by an act of God or force majeure;

•	Companies providing towage services must carry insurance to cover their liabilities to the satisfaction of the authorities;

•	Pollution is regulated by international treaties; however this only covers CLC-type liabilities. Pollution in respect of other substances is dealt with under local legislation which has no limitation. This is irrespective of any criminal proceedings or sanctions against the party responsible for the incident; and

•	Maritime privileges are also considered within the law.

The law establishes time limits for commencement of proceedings with respect to 7 specific types of contracts as follows:

•	Bareboat charter;

•	Time charter;

•	Voyage charter;

•	Carriage of Goods;

•	Passengers;

•	Salvage; and

•	Towage.

Environmental Regulation

Our operations are subject to Mexican federal and state laws and regulations relating to the protection of the environment, as well as technical environmental requirements issued by the SEMARNAT. Under the General Law of Ecologic Equilibrium and Protection of the Environment (Ley General de Equilibrio Ecológico y Protección al Ambiente) and the General Law for Integral Prevention and Handling of Residues (Ley General de Prevención y Gestión Integral del Residuos), the SEMARNAT and other authorized ministries have promulgated standards, for, among other things, water discharge, water supply, emissions, noise pollution, hazardous substances, transportation and solid waste generation. The terms of the port concessions also impose on us certain environmental law compliance obligations. See “— Insurance.”

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

Organizational Structure

We hold a majority of the voting stock in each of our subsidiaries. The most significant subsidiaries, as of April 30, 2008, include:

	Country of	Ownership	Voting
Name	Incorporation	Interest	Interest

Administración Portuaria Integral de Acapulco S.A. de C.V. (Ports)*	México	51%	51%
Lacto Comercial Organizada, S.A. de C.V. (Trucking)	México	100%	100%
Autotransportación y Distribución Logística, S.A. de C.V.(Logistics)*	México	51%	51%
Transportación Marítima Mexicana, S.A. de C.V. (formerly Naviera del Pacífico, S.A. de C.V.) (Product and Parcel Tankers, Offshore vessels and harbour tugboat operations)	México	100%	100%
Terminal Marítima de Tuxpan, S.A. de C.V. (Ports)	México	100%	100%
TMM Logistics, S.A. de C.V. (Logistics)	México	100%	100%
Seglo, S.A. de C.V. (Logistics)*	México	39%	39%
TMM Agencias, S.A. de C.V. (Shipping agencies)	México	100%	100%
Seglo Operaciones Logísticas, S.A. de C.V (Logistics)	México	50%	50%
TMM División Marítima, S. A. de C. V. (Offshore vessels)	México	100%	100%
TMM Remolcadores, S. A. de C. V. (tugboat vessels)	México	100%	100%
TMM Parcel Tankers, S. A. de C. V. (Tanker vessels)	México	100%	100%
Almacenadora de Deposito Moderno, S. A. de C. V. (Warehousing)(1)	México	100%	100%

(*)	Less than wholly-owned by the Company.

(1)	See Note 1 to our Audited Consolidated Financial Statements.

Property, Plant and Equipment

Our principal executive offices are located in Mexico City, and are currently under lease from March 2006 through March 2021. Our business activities and the business activities of our subsidiaries in the logistics and transportation fields are conducted with both leased and owned equipment, and, in certain instances, through concessions granted to us by the Mexican Government. We were granted the right to operate certain facilities, including certain cruise ship terminals and ports, as part of franchises awarded through the Mexican Government’s privatization activity. We operate facilities, either through leases or with direct ownership interests, in Acapulco, Aguascalientes, Altamira, Campeche, Coatzacoalcos, Cuernavaca, Ensenada, Veracruz, Mexico City, Monterrey, Nuevo Laredo, Puebla, Queretaro, Toluca and Tuxpan. See Item 4. “Information on the Company — Business Overview,” and Notes 9 and 10 to our Audited Consolidated Financial Statements.

Concession Rights and Related Assets as summarized below:

			Estimated
	Years Ended December 31,		Useful Life
	2007	2006	(Years)
	(In thousands of Dollars)

API Acapulco	$6,783	$6,783	25
Tugboats in the port of Manzanillo	2,170	2,170	8

	8,953	8,953
Accumulated amortization	(5,290)	(5,001)

Concession rights and related assets — net	$3,663	$3,952

Property, Plant and Equipment are summarized below:

			Estimated Total
	Years Ended December 31,		Useful Lives
	2007	2006	(Years)
	(In thousands of Dollars)

Vessels	$234,979	$207,579	25
Dry-docks (major vessel repairs)	6,061	6,033	2.5
Buildings and installations	12,988	10,669	20 and 25
Warehousing equipment	1,144	1,250	10
Computer equipment	384	356	3 and 4
Terminal equipment	1,631	1,278	10
Ground transportation equipment	37,735	19,668	4, 5 and 10
Other equipment	1,436	2,095

	296,358	248,928

Land	23,538	14,116
Construction in progress	31,163	19,767

Total Property, Plant and Equipment — net	$351,059	$282,811

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Our operating results are generally affected by a variety of factors, including fluctuations in exchange rates, operating performance of our business units, changes in applicable regulations and fluctuations in oil prices. The effect of changes in these factors impacts our revenues and operating results.

Over the last few years, we have made and continue to make significant changes to our business, including:

•	Reducing our corporate overhead: Over the last few years, we have significantly reduced our operating costs by reducing our corporate executive headcount from 222 to 97 full-time equivalent positions, through the elimination of redundant functions and the transfer of certain employees to other business areas within the Company. In 2005, and after the sale of Grupo TFM, Logistics Operations was restructured reducing its personnel to the current levels. Our projections for 2008 contemplate a continued reduction in our corporate overhead on an annualized basis. See “— Business Strategy — Reducing Corporate Overhead and Other Operating Costs.”

•	Introducing cost-saving technology: We have developed TMM Plus, an Internet-based information systems platform that integrates logistics services, thereby increasing the efficiency of our logistics operations. The information systems platform supports dedicated logistics contracts and yard management. The systems platform allows our customers to access information regarding the location and status of their cargo via computer. See “— Logistics Operations — TMM Plus.”

•	Selling our port businesses: On May 13, 2003, we sold our 51% interest in TMMPyT, included in our Ports and Terminals segment (which included our port operations at Cozumel, Manzanillo, Veracruz and Progreso), for approximately $114 million in cash, subject to certain post-closing adjustments. Net proceeds from this sale were used to repay amounts under our securitization facility and other short-term debt.

•	Extending the maturity of our debt: During 2006, we repaid in full all of our public debt, including our 2006 and 2007 Notes. We also entered into (i) a $200.0 million receivables securitization facility with Deutsche Bank AG that matures in September 2012 and (ii) other credit agreements to finance the acquisition of three offshore vessels. However, we continue to review and analyze alternatives to refinance our debt to extend the maturity and reduce the interest expense thereof. See Item 4. “Information on the Company — Recent Developments — Mexican Peso-Denominated Trust Certificate Program.”

•	Establishing our Trust Certificates Program: On April 30, 2007 we established a Mexican Peso-Denominated Trust Certificates Program for the issuance of trust certificates, which are securities secured by trust assets and denominated in Mexican Pesos, for an aggregate amount of Ps. 9.0 billion. We closed our first and second issuances of trusts certificates under the program on July 19, 2007 and April 30, 2008, in an amount of Ps. 3.0 billion and Ps. 1.55 billion, respectively. Our first issuance was used primarily to refinance existing vessel indebtedness. Our second issuance will mainly be used to finance the acquisition of five new and used vessels for an approximate aggregate amount of $111.4 million. The Company expects to use the third issuance, worth an estimated 4.4 billion pesos, to acquire 10 additional new vessels for an approximate aggregate amount of $348 million.

•	Selling our interest in Grupo TFM to KCS: On April 1, 2005, we completed the sale of our interest in Grupo TFM to KCS. See Item 4. “Information on the Company — Recent Developments — Disposition of Grupo TMM’s interest in Grupo TFM to KCS.”

•	Purchase of 40% Marmex stake from Seacor: On March 3, 2006, the Company purchased Seacor’s 40 percent interest in Marmex, our former offshore vessel joint venture company dedicated to providing maritime offshore services in Mexico’s Gulf Coast. As part of this transaction, Grupo TMM also purchased five offshore vessels owned by Seacor which began flying the Mexican flag, and at the same time converted three additional offshore vessels from leased to owned status. All eight vessels are working under time charter contracts supporting offshore oil exploration and production activities in the Gulf of Mexico. The aggregate cost of these transactions, including the purchase of 40% of the Marmex shares, the purchase of five vessels from Seacor, and the conversion to owned status of the three vessels under lease, was $75 million, of which $70 million was financed through bank debt.

•	Purchase of 40% SMR stake from Smit: On May 9, 2006, the Company purchased the remaining 40 percent minority stake held by the Dutch company Smit in Servicios Mexicanos en Remolcadores, S.A. de C.V. (“SMR”), a joint venture company dedicated to providing harbor towing services at the Port of Manzanillo, Mexico. The purchase price was $9.0 million. The concession to operate this business was recently renewed by the ports authorities for an additional eight years until January 2015.

•	Purchase of 100% Almacenadora de Depósito Moderno, S.A. de C.V. Organización Auxiliar de Crédito (“ADEMSA”): On December 13, 2006, the Company purchased 100% of ADEMSA’s shares. ADEMSA currently operates over 380,000 square meters of warehousing space throughout Mexico, including 68,000 square meters of direct warehouse (the largest of which is located in northern Mexico City). Due to its regulated nature, ADEMSA is one of a limited number of warehousing companies authorized by the Mexican government to provide bonded warehousing services and to issue negotiable certificates of deposit.

•	Purchase of Assets from Autoconvoy Mexicano, S.A. de C.V.: On July 19, 2007, Grupo TMM acquired from Autoconvoy Mexicano, S.A. de C.V., operating assets including a fleet of 228 trucks and 423 haul-away trailers, each equipped with a satellite tracking system. We have our own yards in Puebla, Aguascalientes and Cuernavaca, equipped with all the necessary facilities for the operation of the newly formed TMM Logistics haul-away division (management offices, repair shops, shelter yards, security, warehouses, etc). Since July 19, 2007, Grupo TMM has been coordinating and distributing vehicles on a national level, from the main automotive manufacturers’ plants, to the national dealers or borders for export purposes.

Operating Results

The following discussion should be read in conjunction with, and is qualified in its entirety by reference to our Financial Statements and the notes thereto appearing elsewhere in this Annual Report. Our Financial Statements have been prepared in accordance with IFRS, which differ in certain respects from U.S. GAAP.

General

Set forth below is a summary of the results of operations (excluding our discontinued operations described below):

	Year Ended December 31,
	2007	2006	2005
	(In millions of Dollars)

Consolidated Transportation Revenues
Maritime Operations	$179.0	$146.4	$159.6
Ports and Terminals Operations	8.5	8.1	38.8
Logistics Operations	115.9	93.9	108.4
Intercompany revenues	(0.1)	(0.3)	(0.2)

Total	$303.3	$248.1	$306.6

Income on Transportation
Maritime Operations	$44.1	$30.5	$21.2
Ports and Terminals Operations	1.4	1.2	0.7
Logistics Operations	(3.4)	(6.1)	(4.8)
Shared corporate costs	(18.4)	(14.5)	(12.4)

Total	$23.7	$11.1	$4.7

Discontinued Operations

The summary of operating results from discontinued operations is as follows:

Income Statement

	Year December 31,
	2007	2006	2005(1)
	(In thousands of Dollars)

Transportation revenues	—	—	$157,459
Income on transportation	—	—	$29,733

(1)	Reflects railroad operations as discontinued operations

Transportation Revenues

	Year Ended December 31,
	2007	2006	2005(1)
	(In thousands of Dollars)

Railroad Operations	—	—	$170,088
Intercompany Revenues	—	—	(12,629)

Total	—	—	$157,459

(1)	Reflects railroad operations as discontinued operations

For the year ended December 31, 2005, revenues for railroad operations included only three months of operations because of the TFM disposition on April 1, 2005 (See Note 5 to our Audited Consolidated Financial Statements for further information).

Operating Income

	Year Ended December 31,
	2007	2006	2005(1)
	(In thousands of Dollars)

Railroad Operations	—	—	$29,733

(1)	Reflects railroad operations as discontinued operations

For the year ended December 31, 2005, operating income for railroad operations included only three months of operations because of the TFM disposition on April 1, 2005 (See Note 5 to our Audited Consolidated Financial Statements for further information).

Income (loss) from discontinued operations in 2006 and 2007

On April 1, 2005, Grupo TMM received $594 million for the sale of its share interest in Grupo TFM to KCS, including $200 million in cash, $47 million in a 5% promissory note which matured on June 1, 2007, and 18 million shares of KCS common stock worth $347 million at that date. Furthermore, on March 13, 2006, Grupo TMM received an additional payment of $110 million from KCS in a combination of $35 million in cash, a $40 million note receivable that matures on April 1, 2010, and 1,494,469 shares of KCS common stock valued at $35 million dependent on a favorable resolution of the VAT liability and the PUT. Due to the contingent nature of the latter receivable, it was not recognized as a receivable at the time of the sale, but was recognized as income from discontinued operations within the consolidated statement of operations for 2006 until actual cash was collected in April 2006 with its corresponding revenue in the amount of $111.4 million (See Note 5 to our Audited Consolidated Financial Statements).

On September 21, 2007, the Company announced that it had reached a settlement with KCS in connection with the arbitration procedure instituted under the terms of the AAA dated December 15, 2004 between Grupo TMM and

KCS. This settlement terminated any and all controversies under the AAA and its ancillary documents, and provided for mutual releases between the parties. Under the terms of the settlement, KCS paid Grupo TMM $54.1 million in cash and the obligations of KCS under the Indemnity Escrow Note and the Tax Escrow Note, which were payable in 2010, were terminated. In Grupo TMM’s financial statements, these Notes were carried at face value plus interest earned at $91.7 million, hence it was recognized in the accompanying consolidated statement of operations as a loss from discontinued operations for 2007, in the amount of $38.6 million including $1 million of settlement expenses (See Note 5 to our Audited Consolidated Financial Statements).

Fiscal Year ended December 31, 2007 Compared to Fiscal Year ended December 31, 2006

Revenues from operations for the year ended December 31, 2007 were $303.3 million compared to $248.1 million for the year ended December 31, 2006. Reported revenues for each of Grupo TMM’s divisions increased in 2007 as compared to 2006.

	Consolidated Transportation Revenues
	Years Ended December 31,
					Y2007 vs.
		% of Net		% of Net	Y2006
	2007	Revenues	2006	Revenues	% Change
	($ in millions)

Ports and Terminals Operations	$8.5	2.8%	$8.1	3.3%	4.9%
Maritime Operations	179.0	59.0%	146.4	59.0%	22.3%
Logistics Operations	115.9	38.2%	93.9	37.8%	23.4%
Intercompany Revenues(*)	(0.1)	—	(0.3)	(0.1)%	(66.7)%

Total	$303.3	100.0%	$248.1	100.0%	22.2%

(*)	Represents the elimination of intercompany transactions between segments.

Ports and Terminals Operations

Ports and Terminals operations’ revenues increased 4.9% to $8.5 million in the year ended December 31, 2007 and accounted for 2.8% of total net revenues, compared to $8.1 million for the year ended December 31, 2006. Revenues attributable to the port in Acapulco improved by 12.4% over 2006 revenues due to increased cruise calls from 123 calls in 2006 to 135 calls in 2007. Tuxpan operations decreased 25% due to repairs made to the warehouse.

Maritime Operations

Maritime Operations’ revenues increased 22.3% to $179.0 million in 2007 and accounted for 59.0% of net total revenues compared to $146.4 million in 2006. This increase was mainly attributable to a 13.5% increase over 2006 revenues in revenues from services related to supplies ships and a 32.5% increase over 2006 revenues in revenues from services related to product tankers. These increases were mainly attributable to an increased number of vessels in operation, higher day rates and better utilization factors due to less offhire days for drydock.

Logistics Operations

Logistics operations’ revenues increased by 23.4% to $115.9 million in 2007 and accounted for 38.2% of net total revenues compared to $93.9 million in 2006. Trucking revenues increased due to improved freight volumes and to longer hauls. Warehousing and auto hauling operations contributed with $16.9 million and $9.1 million of revenues, respectively. Maintenance and repair revenues increased due to an improved mix of revenues and inbound logistics improved mainly to increased line feeding volumes. Revenue was impacted by a $9.3 million loss from the cancellation of a contract between Kansas City Southern de México and Ford Motor Company in which TMM Logistics was a subcontractor

Income on Transportation

Under IFRS, income on transportation reflects revenues on transportation less operating costs and expenses. Reference to operating income in this Annual Report refers to income on transportation, plus/minus the effect of other income (expenses) as presented in the Financial Statements included in this Annual Report.

Total costs and expenses for the year ended December 31, 2007 increased 18.0% to $279.6 million from $237.0 million for the year ended December 31, 2006. This increase was mainly attributable to an increase of 32.6% in leases and other rents, an increase of 18.4% in fuel materials and supplies, an increase of 18.4% in salaries, wages and employee benefits and an increase of 55.8% in depreciation and amortization, partially offset by a 5.8% decrease in purchased services and a 5.0% decrease in other costs and expenses. Operating income increased to $23.7 million or 113.5%, for the year ended December 31, 2007 from an operating income of $11.1 million for the year ended December 31, 2006.

The following table sets forth information concerning the Company’s operating income by business segment for the year ended December 31, 2007.

	Grupo TMM Operations
	Income on Transportation (1)(2)(3)
	Year Ended December 31,
			Y2007 vs.
			Y2006
			%
	2007	2006	Change
		($ in millions)

Ports and Terminals Operations	1.4	1.2	16.7%
Maritime Operations	44.1	30.5	44.6%
Logistics Operations	(3.4)	(6.1)	(44.3)%
Shared Corporate Costs	(18.4)	(14.5)	26.9%

Total	$23.7	$11.1	113.5%

(1)	Operating results are reported as Income on Transportation in our Financial Statements included elsewhere in this Annual Report.

(2)	To better reflect Grupo TMM’s corporate costs, the Company modified the presentation of its corporate expenses as of December 31, 2007, separating human resources and information technology costs to be allocated to each business unit in accordance with its use. Includes the following allocated total administrative costs: In 2007: $1.9 million in Ports and Terminals operations, $6.4 million in Maritime operations, $14.1 million in Logistics operations and $18.5 million in shared corporate costs and in 2006: $1.8 million in Ports and Terminals operations, $5.9 million in Maritime operations, $9.5 million in Logistics operations and $14.6 million in shared corporate costs.

(3)	Includes the following Restructuring Expenses incurred in 2005: $0.1 million in Maritime operations, $1.2 millions in Logistics operations, $0.3 millions in Ports and Terminals operations and $0.4 million in shared corporate costs.

Ports and Terminals Operations

Ports and terminals operations’ operating income for the year ended December 31, 2007 increased to $1.4 million, after deducting $1.9 million of administrative costs, compared to $1.2 million, after deducting $1.8 million of administrative costs, for the year ended December 31, 2006. This increase was mainly due to a 12.4% increase in revenues at our port in Acapulco to $6.38 million for the year ended December 31, 2007 as cruise calls increased from 123 cruise calls in 2006 to 135 in cruise calls 2007 while overall costs remained stable.

Maritime Operations

Maritime Operations’ operating income for the year ended December 31, 2007 increased to $44.1 million, after deducting $6.4 million of administrative costs, compared to $30.5 million, after deducting $5.9 million of administrative costs, for the year ended December 31, 2006. This increase was mainly due to a reduction of 21.5% in costs and expenses for the year ended December 31, 2007 as a result of increased owned offshore and tanker vessels in operation compared to the year ended December 31, 2006. Higher day rates and more efficient utilization also increased the operating profit as a result of increased owned offshore and tanker vessels in operation as compared to the year ended December 31, 2006.

Logistics Operations

Logistics Operations incurred an operating loss for the year ended December 31, 2007 of $3.4 million, after deducting $14.1 million of administrative costs, compared to a loss of $6.1 million, after deducting $9.5 million of administrative costs, for the year ended December 31, 2006. This improvement was mainly due to increased profits in the trucking, maintenance & repair segments, and the contribution of profits from the warehouse segment, which was partially offset by increased costs and operating expenses in the auto hauling segment during the final three months of fiscal 2007.

Net Financing Cost

	Year Ended December 31,
			Y2007
			vs.
			Y2006
	2007	2006	% Change
	($ in millions)

Net Financing Cost	$48.5	$55.8	(13.1)%

Net financing cost incurred during the year ended December 31, 2007, was $48.5 million, decreasing $7.3 million from $55.8 million incurred during the year ended December 31, 2006. The decrease resulted primarily from the absence of certain costs incurred in 2006 but not in 2007, including the amortization of financial expenses related to the prepayment of the Company’s 2007 Notes.

Other (Expenses) income — Net

	Year Ended December 31,
			Y2007
			vs.
			Y2006
	2007	2006	% Change
	($ in millions)

Other (expenses) income, net	$(4.4)	$(24.1)	(81.7)%

Other (expenses) income net for the year ended December 31, 2007 primarily included: $10.4 million for a non-recurring restructuring cost, a $4.6 million loss from the sale of non productive assets and leases of related equipment, which was partially offset by $10.8 million from recoverable taxes net of expenses and a gain from the sale of subsidiaries. Other (expenses) income — net for the year ended December 31, 2006 primarily included: a $21.3 million impairment charge for long-lived assets, a $1.5 million provision for the management fee to SSA and a $1.1 million provision for labor contingencies.

Benefit for Income Taxes

	Year Ended December 31,
			Y2007
			vs.
			Y2006
	2007	2006	% Change
	($ in millions)

Benefit for income taxes	$0.8	$27.8	(97.1)%

A benefit for income taxes of $0.8 million was reported for the year ended December 31, 2007 compared to a tax benefit of $27.8 million reported for the year ended December 31, 2006. The tax benefit resulted primarily from the use of certain tax loss carry forwards.

Minority Interest

	Year Ended December 31,
			Y2007
			vs.
			Y2006
	2007	2006	% Change
	($ in millions)

Minority interest	$0.2	$0.5	(60.0)%

Minority interest was reduced to $0.2 million for the year ended December 31, 2007 from $0.5 million for the year ended December 31, 2006. This decrease was caused by a reduction in net income for the year from companies in which we hold a minority interest.

Net (Loss) Income for the year, attributable to stockholders of Grupo TMM.

	Year Ended December 31,
			Y2007
			vs.
			Y2006
	2007	2006	% Change
	($ in millions)

Net (Loss) Income for the year attributable to stockholders of Grupo TMM	$(67.1)	$69.9	(59.2)%

During the year ended December 31, 2007, we incurred a net loss of $67.1 million or a loss of $1.18 dollars per share,which included a loss of $38.6 million from discontinued operations. In the year ended December 31, 2006, we reported a net income of $69.9 million or income $1.23 dollars per share, which included income of $111.4 million from discontinued operations.

Fiscal Year ended December 31, 2006 Compared to Fiscal Year ended December 31, 2005

Revenues from operations for the year ended December 31, 2006 were $248.1 million compared to $306.6 million for the year ended December 31, 2005. Reported revenues for each of Grupo TMM’s divisions decreased in 2006 as compared to 2005.

	Consolidated Transportation Revenues
	Years Ended December 31,
					Y2006 vs.
		% of Net		% of Net	Y2005
	2006	Revenues	2005	Revenues	% Change
	($ in millions)

Ports and Terminals Operations	$8.1	3.3%	$38.8	12.7%	(79.1)%
Maritime Operations	146.4	59.0%	159.6	52.0%	(8.3)%
Logistics Operations	93.9	37.8%	108.4	35.4%	(13.4)%
Intercompany Revenues(*)	(0.3)	(0.1)%	(0.2)	(0.1)%	50.0%

Total	$248.1	100.0%	$306.6	100.0%	(19.1)%

(*)	Represents the elimination of intercompany transactions between segments.

Ports and Terminals Operations

Ports and Terminals operations’ revenues decreased 79.1% to $8.1 million for the year ended December 31, 2006 and accounted for 3.3% of net total revenues compared to $38.8 million for 2005. Revenues were reduced primarily due to the sale of our Colombian assets and the effect of the reclassification of the net revenues from our shipping agency business. Revenues attributable to automobile handling at the port in Acapulco improved 27.5% over 2005 levels due to increased export volumes to South America and Asia from 25,963 units in 2005 to 37,452 units in 2006, respectively. This increase was offset in part by a decrease in cruise ship calls mainly due to the mechanical failure of one of our customer’s cruise ship vessels.

Maritime Operations

Maritime Operations’ revenues decreased 8.3% to $146.4 million in 2006 and accounted for 59.0% of net total revenues compared to $159.6 million in 2005. This decrease was mainly attributable to a decrease of 18.6% in revenues from services related to supplies ships and a decrease of 3.5% in revenues from services related to product tankers, each as compared to 2005 levels. These decreases were mainly attributable to a decreased number of vessels in operation and an atypical year of dry dock requirements.

Logistics Operations

Logistics operations’ revenues decreased by 13.4% to $93.8 million in 2006 and accounted for 37.8% of net total revenues compared to $108.4 million in 2005. These revenues were primarily impacted by the termination of services as a result of the breach by Kansas City Southern de México, a KCS affiliate, of certain service agreements (see “Disposition of Grupo TMM’s interest in Grupo TFM to KCS — Marketing Arrangements”) and the termination of non-profitable businesses. Trucking revenues increased by 32.1% over 2005 levels to $35.6 million in 2006 due mainly to the acquisition of new operating equipment during the year.

Income on Transportation

Under IFRS, income on transportation reflects revenues on transportation less operating costs and expenses. Reference to operating income in this Annual Report refers to income on transportation, plus/minus the effect of other income (expenses) as presented in the Financial Statements included in this Annual Report.

Total costs and expenses for the year ended December 31, 2006 decreased 21.5% to $237.0 million from $301.9 million for the year ended December 31, 2005. This decrease was mainly attributable to a decrease of 37.7% in leases and other rents and a decrease of 32.6% in purchased services. Operating income increased to $11.1 million for the year ended December 31, 2006 from an operating income of $4.7 million incurred for the year ended December 31, 2005.

	Grupo TMM Operations
	Income on Transportation (1)(2)(3)
	Year Ended December 31,
			Y2006 vs.
			Y2005
			%
	2006	2005	Change
		($ in millions)

Ports and Terminals Operations	$1.2	$0.7	71.4%
Maritime Operations	30.5	21.2	43.90%
Logistics Operations	(6.1)	(4.8)	(27.1)%
Shared Corporate Costs	(14.5)	(12.4)	(16.9)%

Total	$11.1	$4.7	136.2%

(1)	Operating results are reported as Income on Transportation in our Financial Statements included elsewhere in this Annual Report.

(2)	Includes the following total administrative costs in 2006: $1.8 million in Ports and Terminals operations, $5.9 million in Maritime operations, $9.5 million in Logistics operations and $14.6 million in shared corporate costs. Includes the following total administrative costs in 2005: $4.2 million in Ports and Terminals operations, $5.3 million in Maritime operations, $9.8 in Logistics operations and $12.4 million in shared corporate costs.

(3)	Includes the following Restructuring Expense incurred in 2005: $0.1 million in Maritime operations, $1.2 millions in Logistics operations, $0.3 millions in Ports and Terminals operations and $0.4 million in shared corporate costs.

Ports and Terminals Operations

Ports and Terminals Operations’ operating income for the year ended December 31, 2006 increased to $1.2 million, after deducting $1.8 million of administrative costs, compared to $0.7 million, after deducting $4.2 million of administrative costs, for the year ended December 31, 2005. This increase was mainly due to a 27.5% increase in revenues from auto handling at our port in Acapulco to $1.7 million for the year ended December 31, 2006 as export volumes to Japan and South America increased from 25,963 automobiles in 2005 to 37,452 in 2006, while overall costs remained stable.

Maritime Operations

Maritime Operations’ operating income for the year ended December 31, 2006 increased to $30.5 million, after deducting $5.9 million of administrative costs, from $21.2 million, after deducting $5.3 million of administrative costs, for the year ended December 31, 2005. This increase was mainly due to a reduction of 21.5% in costs and expenses for the year ended December 31, 2006 as a result of an increase in owned offshore and tanker vessels in operation compared to the year ended December 31, 2005.

Logistics Operations

Logistics Operations incurred an operating loss for the year ended December 31, 2006 of $6.1 million, after deducting $9.5 million of administrative costs, compared to a loss of $4.8 million, after deducting $9.8 million of administrative costs, for the year ended December 31, 2005. The operating loss for the year ended December 31, 2006 was impacted by the termination of services as a result of the breach by Kansas City Southern de Mexico of certain service agreements (see “Disposition of Grupo TMM’s interest in Grupo TFM to KCS — Marketing Arrangements”) and by the costs associated with terminating unprofitable operations.

Net Financing Cost

	Year Ended December 31,
			Y2006
			vs.
			Y2005
	2006	2005	% Change
	($ in millions)

Net Financing Cost	$55.8	$89.6	(37.7)%

Net financing cost incurred for the year ended December 31, 2006 was $55.8 million compared to a net financing cost of $89.6 million for the year ended December 31, 2005. Net financing costs included a net exchange loss of $0.4 million in 2006 and a net exchange gain of $1.3 million in 2005. Financing costs decreased mainly due to a $47.3 million reduction of the interest and principal amount on the 2007 Notes. The decrease was partially offset by an expense of $8.5 million for interest on new borrowings and $7.0 million of additional amortization of expenses capitalized from debt restructuring arising from a principal payment of $331.0 million in January 2006, and a principal payment of $155.8 million in September 2006, each with respect to the 2007 Notes.

Other (Expense) Income — Net

	Year Ended December 31,
			Y2006
			vs.
			Y2005
	2006	2005	% Change
	($ in millions)

Other (expenses) income, net	$(24.1)	$(1.0)	(23.1)%

Other (expenses) income — net loss for the year ended December 31, 2006 was $24.1 million, and primarily included: a $21.3 million impairment charge for long-lived assets, a $1.5 million provision for the management fee to SSA and a $1.1 million provision for labor contingencies.

Benefit for Income Taxes

	Benefit for Income Taxes
	Year Ended December 31,
			Y2006
			vs.
			Y2005
	2006	2005	% Change
	($ in millions)

Benefit for income taxes	$27.8	$62.0	(55.2)%

A benefit for income tax of $27.8 million was reported for the year ended December 31, 2006 compared to a tax benefit of $62.0 million reported for the year ended December 31, 2005. The tax benefit resulted primarily from the use of certain tax loss carry forwards.

Minority Interest

	Year Ended December 31,
			Y2006
			vs.
			Y2005
	2006	2005	% Change
	($ in millions)

Minority interest	$0.5	$4.2	(88.1)%

Minority interest was reduced to $0.5 million for the year ended December 31, 2006 from $4.2 million for the year ended December 31, 2005. This decrease resulted from the acquisition of shares of subsidiaries previously owned by minority shareholders.

Net (Loss) Income for the year, attributable to stockholders of Grupo TMM

	Net Income
	Year Ended December 31,
			Y2006
			vs.
			Y2005
	2006	2005	% Change
	($ in millions)

Net (Loss) Income for the year attributable to stockholders of Grupo TMM	$69.9	$171.3	(59.2)%

For the year ended December 31, 2006, we reported net income of $69.9 million or income of $1.2 dollars per share, which included income of $111.4 million from discontinued operations. In the year ended December 31, 2005, we reported net income of $171.3 million or income of $3.0 dollars per share, which included income of $199.3 million from discontinued operations.

See Item 11. “Quantitative and Qualitative Disclosures about Market Risk — Inflation Rate Risk” and “Quantitative and Qualitative Disclosures about Market Risk — Foreign Currency Risk” for a discussion about how inflation and foreign currency risks affect the Company’s business.

Critical Accounting Policies

Our Financial Statements have been prepared in accordance with IFRS as issued by the IASB.

We have identified certain key accounting policies on which our financial condition and results of operations are dependent. These key accounting policies most often involve complex matters, may be based on estimates and involve a significant amount of judgment. In the opinion of our management, our critical accounting policies under both IFRS and U.S. GAAP are those related to revenue recognition, financial statement translations into U.S. dollars, use of financial instruments and deferred income taxes. For a full description of all of our accounting policies, see Note 2 to our Audited Consolidated Financial Statements contained elsewhere herein.

Revenue Recognition.  Voyage revenues (parcel tankers) are recognized as income at the time the voyage is completed. Revenues associated with voyages in process are deferred and recognized at the conclusion of the voyage. Voyage revenues for the relevant accounting period are recognized as income based on where the shipments originated and the corresponding destination actually reached during that period. This requires that management, at the cut-off date for each accounting period, estimate the progress of shipments during that period.

Financial Statement Translations into U.S. Dollars.  In preparing our Financial Statements, we translate amounts in other currencies to U.S. dollars under IFRS based on the guidelines established by IAS 21, “The Effect of Changes in Foreign Exchange Rates,” IAS 29, “Financial Reporting in Hyperinflationary Economies” and SIC 19, “Reporting Currency” and under U.S. GAAP based on the guidance of Financial Accounting Standards No. 52, “Foreign Currency Translation” (“SFAS 52”). Pursuant to the revised version of International Accounting Standard (IAS) 21 by the IASB (see Note 2 to our Audited Consolidated Financial Statements) “The Effects of Changes in Foreign Exchange Rates”, whereby the concept of functional currency is discussed, Grupo TMM analyzed the economic environment in which its subsidiaries were operating during 2005. The analysis disclosed the need to change the functional currency of some of Grupo TMM’s subsidiaries from the U.S. dollar to the Mexican peso. The revised IAS 21 allows choosing the reporting currency which remained the U.S. dollar in our Financial Statements.

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

Recent Accounting Pronouncements IFRS

Grupo TMM has adopted for the first time the International Financial Reporting Standard (“IFRS”) 7 Financial Instruments: Disclosures and IFRS 8 Operating Segments in its 2007 Audited Consolidated Financial Statements. The application of both standards did not require retrospective amendments to the 2006 accounts or their presentation. Other Standards or Interpretations relevant to IFRS financial statements did not become effective during 2007.

Significant effects on current, prior or future periods arising from the first-time application of the standards listed above in respect of presentation, recognition and measurement of accounts are described in the following paragraphs. An overview of the Standards and Interpretations that will become mandatory for Grupo TMM in future periods is also provided in such paragraphs.

In accordance with the amendment of IAS 1 Presentation of Financial Statements, Grupo TMM now reports on its capital management objectives, policies and procedures in each annual financial report. The new disclosures that have become necessary as a result of this change in IAS 1 can be found in Note 28 to the Audited Consolidated Financial Statements.

IFRS 7 Financial Instruments: Disclosure is mandatory for reporting periods beginning on or after January 1, 2007 or later. The new standard replaces and amends disclosure requirements previously set out in the International Accounting Standard (IAS) 32 Financial Instruments: Presentation and Disclosures and has been adopted by Grupo TMM in its 2007 Audited Consolidated Financial Statements. All disclosures relating to financial instruments including all comparative information have been updated to reflect the new requirements. In particular, Grupo

TMM’s financial statements now feature a sensitivity analysis, to explain the Company’s market risk exposure in regards to its financial instruments, and a maturity analysis that shows the remaining contractual maturities of financial liabilities, each as of the balance sheet date. See Notes 2, 15, 16 and 28 to the Audited Consolidated Financial Statements. The first-time application of IFRS 7, however, has not resulted in any prior-period adjustments of cash-flows, net income or balance sheet line items.

Grupo TMM decided to adopt IFRS 8 Operating Segments, which replaces IAS 14 Segment Reporting early. The adoption of this standard has not affected the way Grupo TMM identifies separate operating segments relevant for segment reporting, because Grupo TMM continues to present segment results in accordance with internal management reporting information. See Note 24 to the Audited Consolidated Financial Statements.

The following new Standards and Interpretations, which are yet to become mandatory, have not been applied in Grupo TMM’s 2007 Audited Consolidated Financial Statements.

Effective for
Accounting Periods
Title	Full Title of Standard or Interpretation	Beginning on or After:

IFRIC 11	Group and Treasury Share Transactions	March 1, 2007
IFRIC 14	The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction	January 1, 2008
IFRIC 12	Service Concession Arrangements	January 1, 2008
IFRIC 13	Customer Loyalty Programs	July 1, 2008
IAS 23	Borrowing Costs	January 1, 2009
IAS 1	Presentation of Financial Statements	January 1, 2009
IFRS 2	Amendment to IFRS 2 Share-based Payment: Vesting Conditions and Cancellations	January 1, 2009
IAS 32 and IAS 1	Presentation and IAS 1 Presentation of Financial Statements: Puttable Financial Instruments and Obligations Arising on Liquidation	January 1, 2009
IFRS 3	Business Combinations (Revised 2008)	July 1, 2009
IAS 27	Consolidated and Separate Financial Statements	July 1, 2009

The IASB has published Improvements to IFRS (the “2008 Improvements”) which make minor amendments to a number of the standards contained in the standards. This publication completes the IASB’s first round of annual improvements.

Structure of 2008 Improvements

Part I of the 2008 Improvements includes amendments that result in accounting changes for presentation, recognition or measurement purposes.

Part II includes those amendments that are terminology or editorial changes only, which the IASB expects to have no or minimal effect on accounting.

The following table sets out the standards that are affected by the amendments, and the issues addressed. Part I of the 2008 Improvements (amendments that result in accounting changes for presentation, recognition or measurement purposes):

Standard Affected	Subject of Amendment

IFRS 5 Non-current Assets Held for Sale and Discontinued Operations	Plan to sell the controlling interest in a subsidiary
IAS 1 Presentation of Financial Statements	Current/non-current classification of derivatives
Recoverable amount
IAS 16 Property, Plant and Equipment	Sale of assets held for renstal
Curtailments and negative past service cost Plan administration costs
IAS 19 Employee Benefits	Replacement of term ‘fall due’ Guidance on contingent liabilities
IAS 20 Accounting for Government Grants and Disclosure of Government Assistance	Government loans with a below-market rate of interest
IAS 23 Borrowing Costs	Components of borrowing costs
IAS 27 Consolidated and Separate Financial Statements	Measurement of subsidiary held for sale in separate financial statements
IAS 28 Investments in Associates	Required disclosures when investments in associates are accounted for at fair value through profit or loss Impairment of investment in associate
IAS 31 Interests in Joint Ventures	Required disclosures when interests in jointly controlled entities are accounted for at fair value through profit or loss
IAS 29 Financial Reporting in Hyperinflationary Economies	Description of measurement basis in financial statements
IAS 36 Impairment of Assets	Disclosure of estimates used to determine recoverable amount
IAS 38 Intangible Assets	Advertising and promotional activities Unit of production method of amortisation Reclassification of derivatives into or out of the classification of at fair value through profit or loss
IAS 39 Financial Instruments: Recognition and Measurement	Designating and documenting hedges at the segment level Applicable effective interest rate on cessation of fair value hedge accounting
IAS 40 Investment Property	Property under construction or development for future use as investment property
IAS 41 Agriculture	Discount rate for fair value calculations Additional biological transformation

The effective date for each amendment is included in the standard affected. In most cases the amendments apply for annual periods beginning on or after January 1, 2009, with early adoption permitted.

The IASB has issued amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards and IAS 27 Consolidated and Separate Financial Statements, entitled Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate (the “Amendments”).

The Amendments affect only the separate financial statements of a parent entity or investor. The primary changes are:

•	the introduction of a ‘deemed cost’ exemption to IFRS 1 for first-time adopters of IFRS when measuring the cost of an investment in a subsidiary, jointly controlled entity or associate;

•	the removal of IAS 27’s requirement to deduct pre-acquisition dividends from the cost of an investment in a subsidiary, jointly controlled entity or associate in the separate financial statements of the investor entity; and

•	new requirements on accounting for the formation of a new parent.

The Amendments shall be applied for annual periods beginning on or after January 1, 2009.

Based on Grupo TMM’s current business model and accounting policies, management does not expect material impacts on its Audited Consolidated Financial Statements when the new standards, Amendments and interpretations described above become effective.

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

Grupo TMM is primarily a holding company and conducts the majority of its operations, and holds a substantial portion of its operating assets through numerous direct and indirect subsidiaries. As a result, it relies on income from dividends and fees related to administrative services provided from its operating subsidiaries for its operating income, including the funds necessary to service its indebtedness.

Under Mexican law, dividends from our subsidiaries, including a pro rata share of the available proceeds of our joint ventures, may be distributed only when the shareholders of such companies have approved the corresponding financial information, and none of our subsidiaries or joint venture companies can distribute dividends to us until losses incurred by such subsidiary have been recouped. In addition, at least 5% of profits must be separated to create a reserve (fondo de reserva) until such reserve is equal to 20% of the aggregate value of such subsidiary’s capital stock (as calculated based on the actual nominal subscription price received by such subsidiary for all issued shares that are outstanding at the time).

As of December 31, 2007, Grupo TMM’s total debt (excluding the securitization facility) amounted to $321.0 million, which includes $262.0 million of our Mexican Peso-Denominated Trust Certificates Program (the “Trust Certificates Program”) and $59.0 million of Bank Debt; of this debt, $17.8 million is short-term debt and $303.2 million is long-term debt. As of March 31, 2008, Grupo TMM’s total debt (excluding the securitization facility) amounted to $384.5 million, which includes $273.5 million of our Trust Certificates Program and $111.0 million of Bank Debt; of this debt, $33.6 million is short-term debt and $350.9 million is long-term debt.

In addition, as of December 31, 2007, Grupo TMM’s balance due under its securitization facility with Deutsche Bank AG (the “Securitization Facility”) was $126.8 million, which includes $130.9 million of principal amount, $1.2 million of interest and a transaction cost adjustment of $5.3 million; of this debt, $13.4 million is short-term debt and $113.4 million is long term debt. As of March 31, 2008, the balance due under the Securitization Facility was $124.2 million, which includes $127.9 million of principal amount, $1.2 million of interest and a transaction cost adjustment of $4.9 million; of this debt, $13.9 million is short-term debt and $110.3 million is long-term debt. Under IFRS, transaction costs in connection with financings are required to be accounted for as debt.

Our total shareholders’ equity in 2007, including minority interest in consolidated subsidiaries, was $118.9 million, resulting in a debt-to-equity ratio of 3.8.

As of December 31, 2006, Grupo TMM’s total debt amounted to $169.0 million, which includes $167.1 million of principal amount, $1.8 of interest and transaction costs that reduce the amount outstanding by $0.1 million; of this debt, $27.5 million is short-term debt and $141.42 million is long-term debt.

The debt under securitization facilities amounted to $189.3 million, which includes $195.2 million of principal amount, $1.8 million of interest and transaction costs that reduce the amount outstanding by $7.6 million; of this debt, $16.7 million is short-term debt and $172.6 million is long term debt.

Our total shareholders’ equity in 2006, including minority interest in consolidated subsidiaries, was $191.3 million, resulting in a debt-to-equity ratio of 1.9.

On January 9, 2008, Grupo TMM (through its subsidiary TMM Remolcadores, S. A. de C. V.) entered into a financing agreement in the amount of $11.9 million (85% of the vessels purchase price) with a term of seven years, at a fixed rate of 6.35% with quarterly payments of principal and interest, for the acquisition of two tugboats.

On January 11, 2008, in order to refinance its acquisition of ADEMSA, Grupo TMM closed a financing agreement in the amount of $8.5 million with a term of seven years, at a fixed rate of 8.01% with semi-annual payments of principal starting on January 2010 and semi-annual interests payments.

On January 24, 2008, through its subsidiary TMM Flota Maritíma, S. A. de C. V., Grupo TMM obtained a financing facility of up to $100.0 million for the acquisition and construction of vessels to be delivered in 2008-2010. The financing facility was used for the acquisition of one supply vessel for $32.8 million (90% of the purchase price) for a term of seven years. The facility included two kinds of loans, the senior loan of $27.4 million at variable rate of Libor +185 basis points and the junior loan of $5.4 million at variable rate of Libor + 400 basis points, with monthly payments of principal and interest. Both loans were fully pre-paid on April 30, 2008 with the proceeds of the second issuance of the Trust Certificates Program.

As of March 31, 2008, we had net working capital (current assets less current liabilities) of $32.4 million. We had net working capital of $42.2 million, $66.1 million and $364.9 million as of December 31, 2007, December 31, 2006 and December 31, 2005, respectively. The decrease in net working capital from December 31, 2006 to December 31, 2007 is primarily attributable to receivables collected from KCS in an amount of $51.1 million, which decrease was partially offset by an increase in restricted cash on hand to $20.6 million and an increase in certain current assets of $6.6 million.

On April 30, 2008 Grupo TMM issued securities under the second tranche of our Trust Certificates Program for Ps. 1.55 billion, or approximately $136.9 million dollars, at Mexico’s interbank equilibrium interest rate, TIIE, plus 195 basis points. The proceeds from the second tranche of this program will be used to acquire additional offshore vessels, to repay existing debt, to fund required cash reserves and to pay issuance related expenses.

Grupo TMM expects to close the third tranche of our trust certificates program for an estimated amount of Ps. 3.4 billion (approximately $323 million) during the third quarter of 2008. We intend to use these proceeds to acquire seven vessels, including product tankers and highly specialized offshore vessels.

Information on Cash Flows

Summary cash flow data for the years ended December 31, 2007, 2006 and 2005 is as follows:

	Years Ended December 31,
	2007	2006	2005
	($ in thousands)

Operating activities	(1,301)	333,966	(332,295)
Investing activities	(40,424)	(103,255)	437,644
Financing activities	34,741	(261,926)	(98,767)

Net decrease in cash and cash equivalents	(6,984)	(31,215)	6,582
Cash and cash equivalents at beginning of year	21,706	52,921	46,339

Cash and cash equivalents at end of year	$14,722	$21,706	$52,921

For the year ended December 31, 2007, the Company’s consolidated cash position decreased by $7.0 million from the year ended December 31, 2006. This decrease was mainly attributable to $104.5 million being used to acquire fixed assets and to acquire shares of certain subsidiaries from minority shareholders, and $88.3 million being used for the payment of the securitization facilities ($64.3 million of principal and $24.0 million of interest), which was partially offset by $64.1 million provided from the sale of fixed assets and subsidiaries shares, and $125.4 million, net provided under contractual debt.

Our Cash Flows from Operating Activities

Net cash flows used in operating activities amounted to $1.3 million in the year ended December 31, 2007 compared to net cash provided by operating activities of $334.0 million in the year ended December 31, 2006. This decrease was primarily due to a use of restricted funds in the amount of $351.5 million, mainly to pay $347.0 million in principal and interest on the 2007 Notes and a decrease in working capital in the amount of $6.3 million, which was partially offset by an increase in operating cash flow in the amount of $21.7 million. Net cash used in operating activities in the year ended December 31, 2005 was $332.3 million. This increase was primarily due to an increase in the amount of restricted cash on hand.

The following table summarizes cash flows from operating activities for the periods indicated:

	Years Ended December 31,
	2007	2006	2005
	($ in thousands)

Net (Loss) Income for the year	$(66,912)	$70,417	$175,492
Depreciation and amortization and other amortization	28,743	20,438	28,789
Amortization of discount on senior secured debentures	—	2,731	2,419
Benefit for income taxes	(844)	(27,815)	(62,021)
Gain on sale of fixed assets — net	(5,302)	(3,934)	(3,697)
Impairment test in long-lived assets	—	21,262	—
Gain (Loss) from discontinued operations	38,563	(111,362)	(199,363)
(Decrease) Increase in restricted cash	(20,553)	330,928	(341,079)
Total changes in operating assets and liabilities	25,004	31,301	67,165

Net cash provided by (used in) operating activities	$(1,301)	$333,966	$(332,295)

Our Cash Flows from Investing Activities

Net cash used in investing activities for the year ended December 31, 2007 was $40.4 million, which included $100.7 million for the acquisition of property, machinery and equipment and $3.8 million for the acquisition of shares of certain subsidiaries from minority stockholders, offset in part by $7.2 million from the sale of fixed assets and $56.9 million, net from the sale of subsidiaries. Net cash provided by investing activities for the year ended December 31, 2006 was $103.3 million, which included $569.0 million from the sale of our interest in Grupo TFM and other subsidiaries, $154.3 million for the acquisition of property, machinery and equipment which was offset in part by $12.3 million from the sale of fixed assets and $68.7 million received from KCS as an earnout net of expenses, net from the sale of subsidiaries’ shares. Net cash provided by investing activities for the year ended December 31, 2005, was $437.6 million which included $581.1 million, net from the sale of subsidiaries and $1.7 million from the sale of fixed assets, which was partially offset by $107 million for the acquisition of property, machinery and equipment, and $38.1 million for the acquisition of shares of certain subsidiaries from minority shareholders.

See “— Capital Expenditures and Divestitures” below for further details of capital expenditures and divestitures relating to the years ended December 31, 2007, 2006 and 2005, respectively.

Our Cash Flows from Financing Activities

For the year ended December 31, 2007, cash provided by financing activities amounted to $34.7 million. The increase was mainly due to an increase in net contractual debt, which was partially offset by $88.3 million from the payment of debt under the securitization facilities.

For the year ended December 31, 2006, cash used in financing activities amounted to $261.9 million. This decrease was primarily due to pay down of $443.5 million in principal amount of our 2007 Notes and the corresponding interest, which was offset in part by $181.6 million of proceeds under our securitization facility.

In the year ended December 31, 2005, cash used in financing activities amounted to $98.8 million, which was used to pay down $77.4 million under our receivables securitization facility and interest related thereto and to pay down $67.8 million of principal on our 2007 Notes, and $21.2 million of interest thereon, which was offset in part by the incurrence of $68.0 million of debt from Natixis Populaires.

Business Plan

Until 2005, the Company had limited its capital expenditures in fixed assets due to its liquidity difficulties and indebtedness restrictions. In 2005, 2006 and 2007, the Company made significant capital expenditures as described below in “Capital Expenditures and Divestitures.”

Maritime Operations.  As part of our business plan to have a wholly owned division, we acquired the remaining 40% interest in each of the offshore and tugboat businesses. With regard to our product tanker business, we have entered into 2 product tanker contracts with PEMEX under bareboat charters for a 5-year term, which began operations in July 2005. PEMEX is currently in a bidding process to enter into a long-term finance lease for bareboat contracts.

Ports and Terminals Operations.  We own over 2,000 acres of land in the port of Tuxpan. We believe this greenfield could be used in the future in connection with the development of Tuxpan as a major seaport.

Logistics Operations.  We intend to expand our alliances with leading companies in the multimodal transportation and logistics businesses, purchase equipment that will enable us to perform services we previously outsourced, and expand on our “Mixing Centers” and “Multipurpose Yards” concepts in the Mexican industry. We also intend to participate further in value added segments such as less than truck load services (i.e., combining cargo from different customers in order to complete a truck load), refrigerated distribution services and other land transportation and logistics related businesses.

We intend to finance the above mentioned projects through secured credit arrangements and other asset-backed financings. We cannot guarantee the success of any of the plans discussed above or that we will obtain any of the additional financing necessary to pursue the plans.

Our Ability to Continue as a Going Concern

The auditors’ report on our Financial Statements for the year ended December 31, 2007, includes an explanatory paragraph describing the existence of substantial doubt about our ability to continue as a “going concern.” The report observes that (i) the continuation of the Company as an ongoing business depends on our compliance with our financial obligations on a regular basis, (ii) to be successful in our new investments we need to increase our fleet of vessels and take into consideration the requirements of Pemex and our other clients and (iii) the Financial Statements do not include any adjustment over the assets or liabilities that could be necessary if the company is not able to continue as an ongoing business.

In addition, we have made certain decisions to improve the operating and financial results such as (i) acquiring operating assets in the Logistics Unit, (ii) acquiring new vessels and (iii) initiating the process for the issuance of the second tranche of the Certificados Bursatiles program, which was used to refinance our current debt. The Company’s management believes that its 2008 business plan considers a significant increase in income and generation of cash from operations. These increases would be derived from business levels and assets that are substantially in place as of the end of the Company’s fiscal year 2007. The Company’s management also believes that the aforementioned will permit the Company to continue on its positive trend of increasing efficiency and coverage ratios and realizing its current strategy of creating a healthy and competitive financial structure for the Company in the medium term.

Although we believe that the above-mentioned changes should be enough to provide the Company with the ability to continue as a going concern, we can give no assurance that they will give the desired result.

See Item 3. “Key Information — Risk Factors — Risks Relating to Our Liquidity Business — Uncertainties” relating to our financial condition in recent years and other factors which raise substantial doubt about our ability to continue as a going concern and could result in our dissolution under Mexican Corporate Law.

Capital Expenditures and Divestitures

The following tables set forth our principal capital expenditures and divestitures during the last three years:

Our Principal Capital Expenditures for the Last Three Years

	Years Ended December 31,
	2007(a)	2006(b)	2005(c)
	($ in millions)

Capital Expenditures by Segment:
Ports and Terminals Operations	$0.9	$1.0	$1.3
Maritime Operations	56.9	159.5	93.7
Logistics Operations	44.8	22.3	12.1
Corporate	1.9	1.5	38.0

Total	$104.5	$184.3	$145.1

(a)	In 2007, capital expenditures include: (i) Ports and Terminals Operations: $0.9 million in construction in process for the expansion and maintenance of port and terminal facilities; (ii) Maritime Operations: $41.1 million in acquisition of vessels, $5.7 million in equipment improvement, $6.3 million in construction in process for the expansion and renovation of offices in Ciudad del Carmen and $3.8 in acquisition of shares of subsidiaries from minority shareholders; (iii) Logistics Operations: $43.8 million in operating equipment and related fixed assets and $1.0 million in construction in process; and (iv) Corporate: $1.9 million in fixed assets and other related strategic corporate projects.

(b)	In 2006, capital expenditures include: (i) Ports and Terminals Operations: $0.6 million in construction in process for the expansion and maintenance of port and terminal facilities and $0.7 million in other related assets; (ii) Maritime Operations: $87.7 million in acquisition of vessels and $4.4 in acquisition of shares of subsidiaries from minority shareholders; (iii) Logistics Operations: $7.8 million in construction in process and $4.3 million in operating equipment and related fixed assets; and (iv) Corporate: $3.9 million in strategic corporate projects and $34.1 million in acquisition of shares of subsidiaries from minority shareholders.

(c)	In 2005, capital expenditures include: (i) Ports and Terminals Operations: $0.3 million in construction in process for the expansion and maintenance of port and terminal facilities and $0.3 million in other related assets; (ii) Maritime Operations: $4.3 million in equipment improvements; (iii) Logistics Operations: $6.8 million in construction in process and $0.2 million in other fixed assets; and (iv) Corporate: $3.4 million in strategic corporate projects and other shared fixed assets.

Our Principal Capital Divestitures for the Last Three Years

	Years Ended December 31,
	2007(a)	2006(b)	2005(c)
	($ in millions)

Capital Divestitures:
Sale of shares of subsidiaries	$56.9	$68.7	$581.0
Other assets	7.2	12.3	1.7

Total	$64.1	$81.0	$582.7

(a)	In 2007, capital divestitures include $7.2 million from the sale of other fixed assets.

(b)	In 2006, capital divestitures include $12.3 million from the sale of other fixed assets.

(c)	In 2005, capital divestitures include: (i) $560.0 million from the sale of our 51% participation in GTFM to KCS and $21.0 million from the sale of shares of other subsidiaries and (ii) $1.7 million from the sale of other fixed assets.

Outlook on Capital Expenditures

In early 2006, we made significant capital expenditures for the purchase of 40% of Marmex’s shares from Seacor, the purchase of eight offshore vessels, the conversion to owned status of three offshore vessels under lease, the purchase of the remaining 40% minority stake held by Smit in our harbor towing business and the acquisition of additional trucking equipment and technology. During 2007, we also made significant capital expenditures in on-going construction for the expansion and maintenance of our port and terminal facilities, acquisition of vessels and equipment improvement, trucking equipment and other related and strategic corporate projects. During 2008 and the coming years, we expect to incur significant capital expenditures on transportation assets, including, but not limited to, additional tankers and offshore vessels, chemical carriers and tugboats, ports and terminals assets and logistics assets.

Securitization Facility

Under the terms of its prior securitization facility, the Company and certain of its subsidiaries sold receivables to a trust, which in turn, issued certificates to investors (“Certificates”). For accounting purposes, the securitization facility represents the total U.S. dollar amount of future services to be provided to customers under the securitization facility. The balance due under this securitization facility was approximately $74.9 million as of December 31, 2004, at an annual fixed interest rate of 9.25%. The facility contemplates the restriction of cash for the purposes of securing any potential payment defaults. The balance of restricted cash under this facility as of December 31, 2004 was $6.8 million.

On April 5, 2005, there was approximately $70.5 million of aggregate principal amount and interest on outstanding certificates under the securitization facility, which was paid by the Company on such date using the cash proceeds received from the sale of Grupo TFM to KCS (see “Disposition of Grupo TMM’s interest in Grupo TFM to KCS — The Amended Acquisition Agreement”).

On September 25, 2006, the Company entered into a securitization facility with Deutsche Bank, AG for $200.0 million, using many of the structural features of the previous securitization transactions.

On October 15, 2007, the Company prepaid 50 million certificates at a price of $52 million with the proceeds of the settlement with KCS.

As of December 31, 2007, the outstanding balance under the receivables securitization facility was $130.9 million bearing a fixed annual rate of approximately 12.5%. Under this securitization facility we were required to keep $4.6 million of restricted cash on hand as of December 31, 2007.

Product Tanker and Offshore Vessel Financings

As of December 31, 2006, we had an aggregate principal amount of $56.0 million outstanding under a 5-year loan facility with Natixis (formerly Natexis Banques Populaires) which matures in 2010. Proceeds from this loan facility were used to purchase two medium-range class, double-hull product tankers which are serving Pemex under 5-year bareboat charter contracts and related technical management agreements. The obligations under this indebtedness are payable in Dollars and the aggregate cost of the facility is approximately 8.0% fixed. As of December 31, 2006 we had an aggregate principal amount of $110.1 million outstanding under various loan facilities with DZ Bank AG, the Bank of Tokyo-Mitsubishi and West LB AG with maturities ranging from 4 to 7 years and fixed interest costs ranging from 8.1% to 8.6% (See Note 13 to the accompanying Audited Consolidated Financial Statements contained elsewhere herein). On July 19, 2007, the Company refinanced all of these facilities with the first issuance of its Trust Certificates Program. As of December 31, 2007, the Company had no outstanding product tankers and offshore vessels financings other than under its Trust Certificates Program.

Capital Leases

The amounts outstanding under our capital leases represent payment obligations under a capital lease agreement, which matured in May 2005 for the financing of a container-handling crane. The agreement contained standard provisions for this type of transaction under which, among other things, we had the option to purchase the financed assets at the end of the lease term at a previously determined price. As of December 31, 2007, the Company had no outstanding capital lease obligations.

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

Grupo TMM 9 1/2% Notes due 2003 and Grupo TMM 10 1/4% Senior Notes due 2006

We issued our 2003 notes on May 15, 1993, in an aggregate principal amount of $200 million, of which approximately $176.9 million in aggregate principal amount as outstanding as of August 10, 2004. The 2003 notes were issued pursuant to an indenture between us and Citibank, N.A. as trustee, and they accrued interest at a rate of 9 1/2% per annum. The 2003 notes were unsecured, unsubordinated obligations, ranked pari passu in right of payment with all of our then existing and future unsecured, unsubordinated obligations, and were senior in right of payment to all of our future subordinated indebtedness.

We issued our 2006 notes on November 15, 1996, in an aggregate principal amount of $200 million, of which approximately $2.9 million as outstanding as of December 31, 2005. The 2006 notes were issued pursuant to an indenture between us and The Bank of New York as trustee, and accrued interest at a rate of 10 1/4% per annum. We were required to make interest payments on the 2006 notes every May 15th and November 15th until maturity. The 2006 notes matured on November 15, 2006 and were unsecured, unsubordinated obligations, ranked pari passu in right of payment with all of our existing and future unsecured, unsubordinated obligations, and were senior in right of payment to all of our future subordinated indebtedness.

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

On August 11, 2004, the Company also completed a private placement of approximately $6.5 million in principal amount of 2007 Notes to Promotora Servia, an affiliate of certain members of the Serrano family and $13.7 million in principal amount of 2007 Notes to J.B. Hunt, Inc. Both private placements were accepted as consideration for the cancellation of then current obligations of the Company to these parties. Additionally, on such date, with a portion of the net proceeds of a simultaneous placement of $29 million in principal amount of 2007 Notes to certain members of the ad hoc committee of holders of 2003 notes and 2006 notes, the Company paid: (i) $7.2 million in cash with respect to the principal amount of all of the 2003 Notes that were not tendered in the

Exchange Offer; (ii) $0.4 million in cash of accrued and unpaid interest on the 2006 Notes that were not tendered in the Exchange Offer; and (iii) financial advisory and other related expenses of the Exchange Offer.

On November 15, 2006, the Company paid the outstanding balance of $2.9 million in principal and $0.15 million in accrued interest in full on the 2006 notes that were not tendered in the Exchange Offer.

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

On January 17, 2006, the Company used the proceeds from the sale of 18 million shares of Kansas City Southern stock for an aggregate gross cash consideration of $400.5 million to redeem a partial amount of the 2007 Notes. As a result of this partial redemption, the interest rate payable on the 2007 Notes was reduced to 9.50%. On May 15, 2006, the Company made another partial redemption of $1.1 million of the 2007 Notes, resulting in an aggregate outstanding balance of $155.8 million.

On September 25, 2006, with the proceeds from the Securitization program, the Company redeemed the balance of $155.8 million of Notes due 2007 in full. The total amount paid by the Company, including principal, accrued interest, fees and other expenses as contemplated under the indenture of the 2007 Notes was $159.9 million.

Purchase of two Chemical Tankers

On May 25, 2007 the Company purchased the M/T “Maya” and purchased the M/T “Olmeca” on June 19, 2007. We entered into a 10-year line of credit with DVB Bank A.G. in an aggregate amount of $52.5 million to finance the acquisition of these chemical tankers. Principal and interest are payable on a monthly basis. Interest is payable at an average rate of 7.61% per annum.

Mexican Peso-Denominated Trust Certificates Program

On April 30, 2007, at the shareholders’ meeting of the Company, our shareholders authorized the establishment of a program for the issuance of trust certificates, which are securities secured by trust assets and denominated in Mexican Pesos, for up to an amount of nine billion Pesos. The proceeds from the sale of these certificates will be used by us to refinance our existing bank financings of our vessel fleet, and to finance the acquisition of additional vessels as contemplated by our expansion program.

We closed our first and second issuances of trust certificates under the program on July 19, 2007 and April 30, 2008 in an amount of 3 billion Pesos and 1.55 billion Pesos, respectively. Our first issuance was used primarily to refinance existing vessel indebtedness. Our second issuance will mainly be used to finance the acquisition of five new and used vessels in the approximate aggregate amount of $111.4 million. The Company expects to use the third issuance of the tranche, worth an estimated 4.4 billion pesos, to acquire ten additional new vessels in the approximate aggregate amount of $348 million.

The total program amount of trust certificates will be issued in separate tranches, secured by a lien on identified vessels for each tranche.

Auto Haulage Financing

On July 19, 2007, we purchased certain auto haulage operating assets from Auto Convoy Mexicano, S.A. de C.v., a former Mexican auto hauling company, for an aggregate purchase price of 429 million Pesos. These auto haulage operating assets were incorporated in our logistics division and commenced operations in September 2007.

The Company entered into a financing facility denominated in Pesos with DC Automotriz Servicios S. de R.L. de C.V. to finance the purchase of these assets in July 2007, for $11.4 million, with 84 monthly payments of principal and interest beginning on January 2008. Interest is payable at a variable rate based on the 91 day TIIE plus 200 basis points. As of December 31, 2007, the facility had an outstanding amount of $11.4 million.

Other Debt

As of December 31, 2007, our newly acquired warehousing subsidiary had an aggregate principal amount of $0.55 million outstanding under various short-term loan facilities denominated in Pesos with local banks. The average interest rate on this debt was 11.45% in Pesos.

Trend Information

Historically, a substantial portion of the revenue generated by our maritime operations has been achieved through contracts with PEMEX. In 2005, 2006 and 2007, 52%, 42% and 56%, respectively, of the revenue generated by maritime operations resulted from contracts with PEMEX. We believe that we will further increase our revenues in this business segment going forward. PEMEX is expected to increase its deep water exploration in order to restore its decreasing oil reserves; as a result, we expect an increase in PEMEX demand for different types of vessels on the offshore sector.

The future success of our logistics business depends upon our ability to enter into contracts with large automotive manufacturers, retail and consumer goods companies and to become a supplier for Government entities, providing integrated logistics and shipping services. Our primary skills that make us competitive are: (i) our logistics expertise, (ii) our ability to continue developing warehousing, logistics and other land transportation infrastructure, and (iii) our ability to provide state-of-the-art systems to provide logistics solutions. In July 2004 TFM (now KCSM) entered into a contract with Ford Motor Co. and subcontracted the services thereunder to TMM Logistics for the execution of this agreement. This automotive logistics contract was terminated on March 31, 2006, resulting in a reduction in our logistics business revenues.

We have refinanced most of the debt related to vessel acquisitions with the first issuance of our Trust Certificates Program reduced the corresponding debt service obligations and extended the term of our vessel financings. The ability to satisfy our obligations under our debt in the future will depend upon our future performance, including our ability to increase revenues significantly and control expenses. Future operating performance depends upon prevailing economic, financial, business and competitive conditions and other factors, many of which are beyond our control. Our ability to refinance our debt and take other actions will depend on, among other things, our financial condition at the time, the restrictions in the instruments governing our debt and other factors, including market conditions, the macroeconomic environment and such variables as the Peso-dollar exchange rate and benchmark money market rates in Pesos and dollars, which are beyond our control.

We have funded capital expenditures with funds from operating cash flows and expect to seek additional financing through secured credit arrangements and asset-backed financings for additional capital expenditures as we have been doing with our Trust Certificates Program described above.

Off-Balance Sheet Arrangements

As of December 31, 2007, we did not have any off-balance sheet arrangements. We report our assets and liabilities according to the current IFRS as issued by the IASB.

Contractual Obligations

The following table outlines our obligations for payments under our capital leases, debt obligations, operating leases and other financing arrangements for the periods indicated as of December 31, 2007:

	Less Than			More Than
Indebtedness(1)	1 Year	1-3 Years	3-5 Years	5 Years	Total
	(Dollars in thousands, unless noted otherwise)

Mexican Trust Certificates(2)	1,261	—	—	275,121	276,382
Parcel Tanker Vessels Financings(3)	4,074	10,167	7,750	24,583	46,574
Automotive Equipment Financing(4)	2,140	3,250	3,250	3,224	11,864
Other debt(5)	555	—	—	—	555
Capital Leases	—	—	—	—	—

Total	$8,030	$13,417	$11,000	$302,928	$335,375

	Less Than			More Than
Operating Lease Obligations(6)	1 Year	1-3 Years	3-5 Years	5 Years	Total

Vessel, Transportation Equipment and Other Operating
Leases	$13,924	$17,674	$11,754	$36,783	$80,136

Total	$13,924	$17,674	$11,754	$36,783	$80,136

	Less Than			More Than
Other(7)	1 Year	1-3 Years	3-5 Years	5 Years	Total

Securitization facility	$8,209	$60,948	$57,668	$—	$126,825

Total	$8,209	$60,948	$57,668	$—	$126,825

(1)	These amounts include principal payments and accrued and unpaid interest as of December 31, 2007.

(2)	Debt allocated in one special purpose company in connection with the financing of two Tanker Vessels and eighteen offshore vessels, denominated in Mexican Pesos (Trust Certificates Program).

(3)	Debt allocated in one special purpose company in connection with the financing of two Parcel Tanker Vessels.

(4)	Debt in connection with the Land & Logistics equipment financing, denominated in Mexican Pesos.

(5)	Debt allocated to ADEMSA denominated in Mexican Pesos.

(6)	These amounts include the minimum lease payments.

(7)	These amounts include principal payments and accrued and unpaid interest as of December 31, 2007 under the securitization facility.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Board of Directors

Our Estatutos Sociales, or Bylaws, provide that our board of directors shall consist of not less than seven and not more than 21 directors, without taking into account the appointment of their respective alternates. We currently have nine directors on our board. Our board of directors is elected annually by a majority vote of our shareholders and is responsible for the management of the Company. The Company does not have any agreements to pay benefits to any directors upon termination of their employment.

Our current Board of Directors was elected and ratified at the Company’s Annual General Ordinary Shareholders’ Meeting held on April 30, 2008. Our directors and alternate directors, their principal occupations and years of service (rounded to the nearest year) as a director or alternate director are as follows:

		Years as a
		Director or
		Alternate
Name	Principal Occupation	Director	Age

Directors
José F. Serrano Segovia	Chairman of the Board of Grupo TMM	36	67
Ramón Serrano Segovia	First Vice-chairman of Grupo TMM	17	61
Maria Josefa Serrano Segovia	Second Vice-chairman of Grupo TMM	2	62
José Luis Salas Cacho	Private Investor	3	54
Ignacio Rodriguez Rocha	Attorney	17	71
Lorenzo Cué Sánchez Navarro	Private Investor	17	41
Luis Martinez Argüello	Private Investor	3	67
Sergio Chedraui Eguia	Private Investor	2	31
José Luis Ávalos del Moral	Private Investor	1	64
Alternate Directors
José Francisco Serrano Cuevas	President Deputy Director	7	27
Antonio Cué Sánchez Navarro	Private Investor	17	41
Jaime Zabludovsky Kuper	Private Investor	3	52
Paloma Serrano de Chedraui	Private Investor	2	27

The directors (whenever elected) shall remain in office for the period of time stated below, calculated from the date of their appointment. The directors may be reelected and, in case of the failure to appoint their substitute or, if the designated substitute does not take office, the directors in office being substituted shall continue to perform their duties for up to thirty calendar days following the date of expiry of the term for which they were appointed, as described below. For further information see Item 10. “Additional Information — Board of Directors.”

Position in the Board of Directors	Term
Chairman	7 years
First Vice-Chairman	7 years
Second Vice-Chairman	Between 3 and 7 years (As determined by the General Shareholders’ Meeting that elects him/her.)
Other Directors	1 year

José F. Serrano Segovia

Mr. José F. Serrano was born on November 22, 1940. He has served as Chairman of Grupo TMM since 1992. Throughout his professional career, he has owned several family-owned companies in Mexico. Among the most outstanding positions of his professional and entrepreneurial career are: Chairman of the Executive Committee and Chairman of the Board of Grupo Anáhuac, S.A. de C.V. and Chairman of the Executive Committee and Chairman of the Board of Hules Mexicanos, S.A. de C.V. Mr. José F. Serrano holds a master’s degree in engineering from Villanova University in Pennsylvania, U.S.A.

Ramón Serrano Segovia

Mr. Serrano was born on April 6, 1947. Mr. Serrano has served as Vice Chairman of the Board of Directors of Grupo TMM since 1991. In the past, Mr. Serrano served as Vice President of several companies owned by the Serrano Family such as Cementos Anáhuac, S.A. and Hules Mexicanos, S.A. de C.V.

Maria Josefa Cuevas de Serrano

Mrs. Serrano was born on June 16, 1946. Mrs. Serrano has served as the Second Vice Chairman of the Board of Directors of Grupo TMM since 2006. Mrs. Serrano is the founder of the Sociedad Internacional de Valores de Arte Mexicano, A.C. (SIVAM), which promotes classical music and outreach for talented artists in Mexico. Additionally, she is an active promoter of Mexican art in Mexico and abroad. Mrs. Serrano is the wife of Mr. José F. Serrano Segovia.

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

Luis Martínez Argüello

Mr. Martínez was born on January 1, 1941. Since February 2003, Mr. Martínez has been the CEO of Servicio Global de Asesoría y Cabildeo, S.C. and of San Lucas Trading Co., S.A. de C.V. From 1972 to January 2003, Mr. Martínez worked in the Mexican cement industry. In 1972 he worked at Cemex, S.A. de C.V. as Corporate Director of Strategic Planning, leaving in 1982 to work at Cementos Apasco, S.A. de C.V. as the Commercial and International Corporate Director until 1990, when he returned to Cemex, to serve as Corporate Director of Special Projects. He holds a degree in Business Administration from the Universidad Iberoamericana and a postgraduate degree in Administration from Harvard University.

Sergio Chedraui Eguia

Mr. Chedraui was born on July 11, 1976 in Jalapa, Veracruz. Mr. Chedraui is Chairman and CEO of the Board of Consupago, S.A. de C.V., which provides for consumption credits. Additionally, he is a member of the Board of several companies, including Vanguardia Fondos de Inversión, Grupo Publicitario del Golfo, S.A. de C.V, Nacional Financiera del Estado de Veracruz and Grupo Comercial Chedraui, S.A. de C.V. He holds an Accounting degree from the Universidad Anáhuac. Mr. Chedraui is the son-in-law of Mr. Ramón Serrano Segovia.

José Luis Avalos del Moral

Mr. Ávalos del Moral was born on September 4, 1943. In 2003 he began his own consulting firm offering consulting services in connection with corporate governance, finance, strategic planning and human resources. Early in his career, Mr. Avalos was Senior Auditor at PricewaterhouseCoopers and then held several high-level managerial positions in the Finance and Planning divisions at IBM, both in Mexico City and New York. He previously worked at Banco Nacional de Mexico where he held the position of Comptroller, among others. He is a member of the Board as well as President of the Auditing Committee of Hispano, S.A. Graphic Arts. In 1967 he

graduated with honors as a Public Accountant from the Universidad Nacional Autónoma de México (UNAM). Mr. Ávalos also holds a masters degree in Business Administration from Pace University of New York.

José Francisco Serrano Cuevas

José Francisco Serrano Cuevas was born on August 29, 1980. Mr. Serrano has been President Deputy Director since 2007 and is in charge of developing new projects. He holds a degree in Finance and Business Administration from Newport International University, U.S.A. Additionally, Mr. Serrano studied art at the School of the Museum of Fine Arts, in Boston, MA. Mr. Serrano is the son of Mr. José F. Serrano Segovia.

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

Jaime Zabludovsky Kuper

Mr. Zabludovsky was born on March 29, 1956. He is a founding partner of Soluciones Estratégicas, S.C. a consulting company for international trade. In 1994, he became Deputy Secretary for International Trade Negotiations. In such capacity he developed Mexico’s trade negotiating strategy and oversaw the implementation and administration of NAFTA as well as the Mexican FTA’s with Chile, Costa Rica, Bolivia, Colombia and Venezuela. From 1998 to 2001, as Mexican Ambassador to the EU and Chief negotiator for the Mexico-EU FTA, he headed the Mexican team in the negotiations of the first transatlantic free trade agreement. He holds a Ph.D. in Economics from Yale University.

Paloma Serrano de Chedraui

Mrs. Chedraui was born on March 31, 1981. She holds an International Businesses degree from Universidad Anáhuac, a degree in History, Philosophy, Art and Literature and a degree in Institutional Solutions on Women Studies. Additionally, Mrs. Chedraui holds a degree in E-Business and International Marketing from the Queensland MacQuarie University, in Australia. Mrs. Chedraui is the daughter of Mr. Ramón Serrano Segovia.

The Company does not currently have any agreement with any of the directors who are not also executive officers to provide pension, retirement or similar benefits, nor does the Company provide for benefits upon termination.

Executive Officers

Our officers serve at the discretion of our Board of Directors. Our executive officers, their position and years of service with us and as an executive officer are as follows:

		Years of	Executive
Name	Position	Service	Officer

Corporate Directors
José F. Serrano Segovia	Chairman of the Board	36	16
Fernando Sanchez Ugarte	Chief Executive Officer and President	1	1
Carlos Pedro Aguilar Mendez	Corporate Administrative Director	18	1
Jacinto David Marina Cortes	Chief Financial Officer	17	17
Agustin Salinas Gonzalez	Corporate Human Resources Director	11	1
Elvira Ruiz Carreño	Corporate Audit Director	12	5
Business Unit Directors
Luis Manuel Ocejo Rodriguez	Director, Maritime Transportation and	25	1
	Ports and Terminals
Jaime Glenn Magaña	Commercial Director, TMM Logistics	12	1
Jorge Septien Cuevas	Operations Director, TMM Logistics	7	1

José F. Serrano Segovia, who is chairman of the board of directors, is a brother of Ramón Serrano Segovia, who is a member of the Board of Directors of Grupo TMM. Maria Josefa Cuevas de Serrano is a member of the Board of Directors and is the wife of José F. Serrano Segovia. José Serrano Cuevas, who is an alternate director of the Board of Directors, is the son of José F. Serrano Segovia and Maria Josefa Cuevas de Serrano.

Compensation

For the year ended December 31, 2007, the aggregate total compensation paid to our directors, alternate directors and executive officers for services in all capacities, was approximately $6.4 million. See Item 7. “Major Shareholders and Related Party Transactions.”

Pension, Retirement or Similar Benefits

Seniority premiums, retirement plan obligations (“Pension Benefits”) and other employee compensation payable at the end of employment are based on actuarial calculations using the projected unit credit method. Pension benefits are based mainly on years of service, age and salary level upon retirement.

Seniority premiums, Pension Benefits and other employee compensation upon termination include the amortization of past service costs over the average remaining working lifetime of employees.

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

Audit and Corporate Practices Committee

The Board of Directors appointed an Audit and Corporate Practices Committee, which was approved at the Extraordinary Shareholders Meeting held on December 20, 2006. This Committee is composed of José Luis Salas Cacho (President), Ignacio Rodriguez Rocha, Luis Martínez Argüello and José Luis Ávalos del Moral, who has accounting and related financial management expertise in compliance with NYSE Corporate Governance Standard 303A.07 and the Mexican Securities Law. Additionally Mr. Ávalos is considered a financial expert according to the standards set forth in Section 407 of the Sarbanes Oxley Act of 2002. In accordance with Mexican Securities Law and Mexican Corporate Practices, the committee’s responsibilities include, among others:

Audit responsibilities:

•	Overseeing the accounting and financial reporting processes of the Company; discussing the financial statements of the Company with all parties responsible for preparing and reviewing such statements, and advising the Board of Directors on their approval thereof;

•	Overseeing compliance with legal and regulatory requirements and overseeing audits of the financial statements of the Company;

•	Evaluating the performance of the Company’s external auditor and its independent status;

•	Advising the board of directors on the compliance of the Company’s or any of its subsidiaries’ internal controls, policies and in-house auditing, and identifying any deficiencies in accordance with the bylaws of the Company and applicable regulations;

•	Providing sufficient opportunity for a private meeting between members of our internal and external auditors and the Audit Committee, who may also request additional information from employees and legal counsel;

•	Providing support to the board of directors in supervising and reviewing the Company’s corporate accounting and disclosure policies and discussing guidelines and policies to govern the process of risk assessment with management;

•	Advising the board of directors on any audit-related issues in accordance with the bylaws of the Company and applicable regulations;

•	Assisting the board of directors in the selection of the external auditor (subject to approval by vote of the shareholders);

•	Reviewing the financial statements and the external auditor’s report. The Committee may request that the external auditor be present when reviewing such reports, in addition to the Committee’s mandatory meeting with the external auditor at least once a year;

•	Preparing the board of director’s opinion on the Chairman’s annual report and submitting it at the Shareholders Meeting for its approval; and

•	Overseeing compliance by the Company’s chief executive officer with decisions made at a Shareholders Meeting or a Board of Directors meeting.

Corporate Practices responsibilities:

•	Requesting an opinion from independent experts as the Committee might see fit, in accordance with applicable regulations;

•	Calling Shareholders Meetings and reviewing the agenda;

•	Supporting the board of directors in preparing its reports in accordance with the bylaws of the Company and applicable regulations;

•	Suggesting procedures for hiring the Company’s chief executive officer, chief financial officer and senior executive officers;

•	Reviewing human resources policies, including senior executive officers’ performance evaluation policies, promotions and structural changes to the Company;

•	Assisting the board of directors in evaluating senior executive officers’ performance;

•	Evaluating executive officer’s compensation. The Company is not required under Mexican law to obtain shareholder approval for equity compensation plans; the Board of Directors is required to approve the Company’s policies on such compensation plans;

•	Reviewing related party transactions; and

•	Performing any activity set forth in the Mexican Securities Law.

Code of Ethics

The Company has adopted a Code of Ethics, which applies to its principal executive officer, principal financial officer, and other members of our senior management. We last updated the Code of Ethics in January 2004. The Code of Ethics may be viewed on the Company website at www.grupotmm.com under the caption “Investors — Corporate Governance.” An English version of this document is available upon written request sent to Grupo TMM, S.A.B., Avenida de la Cuspide, No. 4755, Colonia Parques del Pedregal, 14010 Mexico City, D.F., Mexico, Attn: Human Resources.

Statutory Auditor

Pursuant to the Mexican Securities Market Law (MSML), the surveillance of the Company is entrusted to different committees (i.e., Audit and Corporate Practices Committees), as previously described, which replace the role of the Statutory Auditor. At the Extraordinary Shareholders’ Meeting held on December 20, 2006, the Statutory Auditor, Mr. Javier García Sabaté, and the alternate Statutory Auditor were duly replaced by the Audit and Corporate Practices Committee of the Company. However, Mr. Javier García Sabaté and the alternate Statutory Auditor continue to serve as the Statutory Auditor for all of our subsidiaries.

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

The table below discloses the significant differences between our corporate governance practices and the NYSE standards.

NYSE Standards	Our Corporate Governance Practices

Director Independence. Majority of board of directors must be independent. §303A.01	Pursuant to the Mexican Securities Law, the Company’s shareholders are required to appoint a board of directors of not more than 21 directors, 25% of whom must be independent within the meaning of the Mexican Securities Law, which differs from the definition of independent under the rules of the New York Stock Exchange. Pursuant to the Company’s bylaws, shareholders are required to appoint a board of directors of not more than 21 directors and not less than seven.

1 The new Mexican Securities Law became effective in December 2006. Pursuant to such law, we were required to make certain changes to our bylaws.

NYSE Standards	Our Corporate Governance Practices

Our current board of directors consists of nine directors and four alternate directors. Five of our directors and two of our alternate directors are independent directors within the meaning of the Mexican Securities Law.

Pursuant to our bylaws and to the Mexican Securities Law, an independent board member must be appointed based on his experience, ability and professional prestige, and cannot be an employee of the Company or have any conflict of interest with the Company. A board member is not considered independent if he has acted as external auditor of the Company in the twelve-months preceding his/her appointment.

A director is not independent if such director is:	Under Article 26 of the New Mexican Securities Law, a director is not independent if such director is:
(i) a person who the board determines has a material direct or indirect relationship with the company, its parent or a consolidated subsidiary;	(i) a director, officer or employee of the Company or of the entities that are part of the corporate group or consortium of which the Company is a part of (one-year cooling off period);
(ii) the person is, or has been within the last three years, an employee, or an immediate family member is, or has been within the last three years, an executive officer, of the company, its parent or a consolidated subsidiary, other than employment as interim chairman or CEO;	(ii) a person that has significant influence or authority over the Company or over any of the entities that are a part of the corporate group or consortium of which the Company is a part of;
(iii) a person who has received or whose immediate family member has received during any 12-month period in the last three years, more than $100,000 in direct compensation from the company, its parent or a consolidated subsidiary, other than director and committee fees or deferred compensation for prior service (and other than compensation for service as interim chairman or CEO or received by an immediate family member for service as a non-executive employee);	(iii) a shareholder that is part of the group of persons that has a controlling interest in the Company;
(iv) a person who is a partner with or employed, or whose immediate family member is a partner with or employed in a professional capacity other than tax planning, by the present internal or external auditor of the company or the person or immediate family member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on the listed company’s audit within that time;	(iv) a client, supplier, debtor or creditor (or a partner, director or employee thereof) that is considered significant. A client or supplier is considered significant when the sales of the Company represent more than 10% of the client’s or supplier’s total sales during the twelve months preceding his appointment. A debtor or creditor is considered significant whenever the aggregate amount of the relevant loan represents more than 15% of the debtor’s, creditor’s or the Company’s aggregate assets;
(v) an executive officer, or an immediate family member of an executive officer, of another company whose compensation committee’s membership includes, or included in the last three years, an executive officer of the listed company, its parent or a consolidated subsidiary; or	(v) a “family member” related to any of the persons mentioned above in (i) through (iv). “Family member” includes a person’s spouse, concubine or other relative up to the fourth degree of consanguinity or affinity.

NYSE Standards	Our Corporate Governance Practices

(vi) an executive officer or employee of a company, or an immediate family member of a director is an executive officer of a company, that has made payments to, or received payments from, the listed company, its parent or a consolidated subsidiary for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million or 2% of such other company’s consolidated gross revenues
“Immediate family member” includes a person’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law and anyone (other than domestic employees) who shares the person’s home. Individuals who are no longer immediate family members due to legal separation, divorce or death (or incapacity) are excluded. §303A.02(b)
Executive Sessions. Non-management directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03	There is no similar requirement under our bylaws. However, the Mexican Securities Law provides that the Audit and Corporate Practices Committee, within its audit functions, must meet regularly with directors.
Audit committee. Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the more stringent requirements under the NYSE standards is required. §§303A.06, 303A.07	We have an Audit and Corporate Practices Committee composed of four independent directors, one of whom has accounting and related financial management expertise in compliance with NYSE standard 303A.07 and in compliance with the Mexican Securities Law; additionally Mr. Ávalos is considered a financial expert according to the standards set forth in Section 407 of the Sarbanes Oxley Act of 2002. The members of the Audit and Corporate Practices Committee are proposed by the President in accordance with the Mexican Securities Law and are appointed by the Board of Directors. The foregoing notwithstanding, the President of the Audit and Corporate Practices Committee must be appointed and/or removed from his position exclusively by the General Shareholders’ Meeting and he must always be an independent director. The President of the Audit and Corporate Practices Committee in no event whatsoever may preside over the Board of Directors.
Our Audit and Corporate Practices Committee complies with the requirements of the Mexican Securities Law, Article 42, sections I and II and its main responsibilities include, among others:
Audit responsibilities:

  •   Overseeing the accounting and financial reporting processes of the Company; discussing the financial statements of the Company with all parties responsible for preparing and reviewing such statements, and advising the Board of Directors on their approval thereof;

• Overseeing compliance with legal and regulatory requirements and overseeing audits of the financial statements of the Company;

NYSE Standards	Our Corporate Governance Practices

• Evaluating the performance of the Company’s external auditor and its independent status;

  •   Advising the Board of Directors on the compliance of the Company’s or any of its subsidiaries’ internal controls, policies and in-house auditing, and identifying any deficiencies in accordance with the bylaws of the Company and applicable regulations;

  •   Providing sufficient opportunity for a private meeting between members of the Company’s internal and external auditors and the Audit Committee, who may also request additional information from employees and legal counsel;

  •   Providing support to the Board of Directors in supervising and reviewing the Company’s corporate accounting and disclosure policies and discussing guidelines and policies to govern the process of risk assessment with management;

• Advising the Board of Directors on any audit related issue in accordance with the bylaws of the Company and applicable regulations;
• Assisting the Board of Directors in the selection of the external auditor (subject to approval by vote of the shareholders);

  •   Reviewing the financial statements and the external auditor’s report. The Committee may request that the external auditor to be present when reviewing such reports, in addition to the Committee’s mandatory meeting with the external auditor at least once a year;

• Preparing the Board of Director’s opinion on the Chairman’s annual report and submitting it at the Shareholders Meeting for its approval; and
• Overseeing compliance by the Company’s chief executive officer with decisions made at a Shareholders Meeting or a Board of Directors meeting.
Corporate Practices responsibilities:
• Requesting an opinion from independent experts as the Committee might see fit, in accordance with applicable regulations;
• Calling Shareholders Meetings and reviewing the agenda;
• Supporting the Board of Directors in preparing its reports in accordance with the bylaws of the Company and applicable regulations;
• Suggesting procedures for hiring the Company’s chief executive officer, chief financial officer and senior executive officers;

NYSE Standards	Our Corporate Governance Practices

• Reviewing human resources policies, including senior executive officers’ performance evaluation policies, promotions and structural changes to the Company;
• Assisting the board in evaluating senior executive officers’ performance;

  •   Evaluating executive officer’s compensation. We are not required under Mexican law to obtain shareholder approval for equity compensation plans. The Company’s Board of Directors is required to approve the Company’s policies on such compensation plans;

• Reviewing related party transactions; and
• Performing any activity set forth in the Mexican Securities Law.
Nominating/corporate governance committee. Nominating/corporate governance committee of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.04	In accordance with the new Mexican Securities Law, the Board of Directors appointed an Audit and Corporate Practices Committee composed of four independent directors.
Compensation committee. Compensation committee of independent directors is required, which must approve executive officer compensation. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.05	We do not have a Compensation Committee. Our Audit and Corporate Practices Committee is responsible for evaluating and approving executive officer’s compensation.
Equity compensation plans. Equity compensation plans require shareholder approval, subject to limited exemptions. §303A.08	We are not required under Mexican law to obtain shareholder approval for equity compensation plans. Our board of directors is required to approve the Company’s policies with respect to such compensation plans.
Code of Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. §303A.10	We have adopted a code of ethics in alignment with U.S. standards, which has been accepted by all of our directors and executive officers and other personnel. We are required by Item 16B of this Form 20-F to disclose any waivers granted to our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions.

Employees

As of March 31, 2008, we had 7,128 employees, approximately 78% of whom were unionized. As of December 31, 2007, we had 6,861 employees, approximately 80% of whom were unionized. As of December 31, 2006, we had 5,055 employees, approximately 68% of whom were unionized. As of December 31, 2005, we had 5,000 employees, approximately 66% of whom were unionized. In accordance with customary practice in Mexico, we negotiate union contracts annually with regard to wages and every two years with regard to other matters, including benefits. We have experienced nine strikes since 1958. The longest of these strikes occurred in 1981 and lasted 21 days. We have not experienced a strike since 1987 and believe that relations with our employees are good.

Share Ownership

As of June 4, 2008, the Serrano Segovia family held 8,813,729 Shares directly, and the CPO Trustee maintained 45,567,797 Shares of our capital stock in the form of ADSs, including 1,000,000 Shares that are beneficially owned by the Serrano Segovia family. Accordingly, as of such date, the Serrano Segovia family controlled the voting power of our capital stock. The voting power controlled by the Serrano Segovia family varies from time to time, depending upon the number of Shares held by the Serrano Segovia family and by the CPO Trust and others. As of May 30, 2008, other than as set forth below in the table entitled “Major Shareholders,” no other directors, alternate directors or executive officers owned any shares of our capital stock.

Shares were contributed to the CPO Trust established with a 30-year term by Nacional Financiera, S.N.C. (the “CPO Trustee”) on November 24, 1989. The CPO Trustee authorized the issuance of non-redeemable ordinary participation certificates (certificados de participación ordinarios no amortizables) (“CPOs”) that correspond to our Shares. One CPO may be issued for each Share contributed to the CPO Trust. CPOs constitutes separate negotiable instruments different and apart from the Shares, and afford to their holders only economic rights with respect to the Shares held in the CPO Trust. Such voting rights are exercisable only by the CPO Trustee, which is required by the terms of the CPO Trust to vote such Shares in the same manner as holders of a majority of the outstanding Shares not held in the CPO Trust and voted at the relevant meeting. Mexican and non-Mexican investors may hold CPOs without restrictions of any kind. The acquisition of Shares representing 5% or more of the capital stock of Grupo TMM by any person or group of persons (other than the Serrano Segovia family and the CPO Trustee), in one or a series of simultaneous or successive transactions requires the prior approval of the board of directors. As of June 4, 2008, the CPO Trustee held CPOs underlying an aggregate of 45,567,797 Shares in the form of ADSs.

As a result of the promulgation of the new securities law in México in June of 2006, public companies were transformed by operation of law into Sociedades Anónimas Bursátiles (Public Issuing Corporation) and were required to amend their by-laws to conform to the provisions of the new law. As a result thereof, the Series A Shares of the Company were renamed and are now referred to as nominative common shares, without par value. The rights afforded by these new shares are identical to the rights afforded by the former Series A Shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The following table indicates, as of June 27, 2008, unless otherwise indicated, the persons or groups who are the beneficial owners of more than 5% of our outstanding Shares. The percentage of Shares owned by each person shown below is based on 56,547,837 Shares outstanding as of June 27, 2008 Each person with shared voting and dispositive power with respect to certain securities is deemed to own all such securities for purposes hereof.

	Actual			Beneficial
	Ownership			Ownership
Owner	Shares	ADRs	Total	Amount	Percent

José F. Serrano Segovia(a)(b)(c)	5,743,750	66,471	5,810,221	6,371,571	11.3%
Ramón Serrano Segovia(a)(b)(c)	2,508,629	933,529	3,442,158	4,003,508	7.1%
Beck Mack & Oliver(d)	0	4,364,600	4,364,600	4,364,600	7.7%

a)	Based upon information set forth in a Schedule 13D/A filed on June 27, 2008, José F. Serrano Segovia, has sole voting and investment authority over 5,810,221 Shares and Ramón Serrano Segovia has sole voting and investment authority over 3,442,158 Shares. By virtue of their shared control of Promotora Servia, S.A. de C.V., a Mexican corporation (“Promotora”), José F. Serrano Segovia and Ramón Serrano Segovia each share voting and investment authority over an additional 561,350 Shares beneficially owned by Promotoria. Of the 561,350 Shares beneficially owned by Promotoria, 560,850 are owned directly by its subsidiary Servicios Directivos Servia, S.A. de C.V., a Mexican corporation (“Servicios”). As of June 27, 2008, (i) 1,000,00 of 9,252,379 Shares held directly by José and Ramón Serrano Segovia are represented by ADSs and (ii) 135,000 of the 561,350 Shares beneficially owned by Promotoria are represented by ADSs. As of June 27, 2008, an aggregate of 9,813,229 Shares (including Shares represented by ADSs) beneficially owned by José F. Serrano Segovia and Ramón Serrano Segovia were pledged for the benefit of their creditors pursuant to certain pledge agreements.

b)	José and Ramón Serrano Segovia have jointly pledged 4,718,150 Shares to Banco Invex, S.A., to secure a loan in the principal amount of $3.0 million. Jose Serrano Segovia and Ramón Serrano Segovia have jointly pledged 4,534,229 Shares to Ixe Banco, S.A. to secure a loan in the aggregate amount of $4.5 million. Servicios

Directivos Servia, S.A. de C.V. has pledged 425,850 Shares to Banco Invex, S.A. to secure a loan in the principal amount of $3.0 million referenced above. Servicios Directivos Servia, S.A. de C.V. has pledge 135,000 shares to IXE Banco, S.A. to secure a loan in the aggregate amount of $4.5 million.

c)	Based on a Schedule 13D/A filed on June 27, 2007, José F. Serrano Segovia and Ramón Serrano Segovia are no longer the beneficial owners of an aggregate of 11,819,365 Shares, representing 21% of the issued and outstanding Shares, that had been pledged to Argyll Equities, LLC (“Argyll”).

d)	Based upon information contained in such company’s Schedule 13F filed as of April 18, 2008.

At June 4, 2008, 45,541,797 Shares were held in the form of ADSs which have limited voting rights. See Item 9. “The Offer and Listing.”

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

On April 30, 2003, we amended the terms of an agreement with Promotora Servia to extend the payment date for a portion of the amount owed thereunder until May 30, 2003. We paid $20.4 million (representing the amount owed under the Tax Benefits Agreement and that portion of the amount owed under the agreement that had not been extended) to Promotora Servia on April 30, 2003. The remaining unpaid balance owed to Promotora Servia was $6.5 million, and as payment in full for such obligations, Promotora Servia received 2007 Notes in lieu of a cash payment containing the same payment terms as those offered in the restructuring in an aggregate principal amount equal to such remaining unpaid balance.

Seacor

Through a joint venture, Grupo TMM (60% interest) and Seacor Inc. (40% interest) participated together, until March 2006, in the offshore services industry sector through their subsidiaries Seamex International, Ltd. and Maritima Mexicana, S.A. (“Marmex”, now “TMM”). Seacor is one of the largest U.S. companies engaged in operating supply ships and supplying support services to offshore drilling platforms in the Gulf of Mexico. TMM operates offshore vessels providing services to the Mexican offshore drilling site in the Cantarell field in the southern part of the Gulf of Mexico. Seamex International, Ltd. and Seacor had internal arrangements through which each company could receive or transfer money in accordance with its cash requirements, as well as provide agency services and repair services to each other. In March 2006, the Company purchased Seacor’s 40% interest in Marmex pursuant to an agreement entered into in December 2005. TMM also purchased five offshore vessels owned by Seacor which began flying the Mexican flag, and at the same time converted three additional offshore vessels from leased to owned status. See Item 4. “Business Overview — Recent Developments.”

ITEM 8.	FINANCIAL INFORMATION

See Item 18 — “Financial Statements.”

Legal Proceedings

Dispute with Kansas City Southern

In addition to the $200.0 million in cash and 18 million shares of KCS stock that were delivered to the Company under the terms of the AAA on April 1, 2005, KCS also delivered in escrow an Indemnity Escrow Note for $47 million due June 1, 2007, which provided insurance against material breaches or misrepresentations by the

Company of its obligations under the AAA. Pursuant to the terms of the AAA, on January 29, 2007, KCS notified the Company of its intention to assert certain claims under Section 10 of the AAA seeking indemnification against the Indemnity Escrow Note. On January 31, 2007. the Company notified KCS of claims that it intended to assert against KCS for breaches under the AAA and other related agreements.

On May 15, 2007, KCS filed a demand for arbitration seeking indemnification against the Indemnity Escrow Note. The Company also filed a demand for arbitration seeking indemnification for certain claims against KCS. Subsequently, KCS, Grupo TMM and TMM Logistics entered into a Settlement Agreement and settled and released all claims asserted against each other. Under the terms of the settlement, KCS paid Grupo TMM $54.1 million in cash and the obligations of KCS under the Indemnity Escrow Note and the Tax Escrow Note, which would have been payable in 2010, were terminated. The Indemnity Escrow Note and the Tax Escrow Note had been valued at their face value of $91.7 million in our Financial Statements. As a result of this settlement, all disputes between KCS, Grupo TMM and TMM Logistics were fully and finally settled. See Item 8. “Financial Information — Legal Proceedings — Dispute with Kansas City Southern.”

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

On September 14, 2006, Leonardo, L.P. filed a lawsuit against the Company seeking damages in the amount of $1.6 million in connection with the adjustment in the strike price and the underlying number of shares of Grupo TMM stock that could be exercisable under the Note Linked Securities issued by the Company in May of 2002 (“NLSs”). The Company filed an answer stating that the applicable statute of limitations had expired. The Company entered into a settlement agreement on April 13, 2007 pursuant to which the Company paid Leonardo, L.P. a total of $850,000, with the final installment being paid in December 2007.

In July 2006 and February 2007, Grupo TMM received two claim notices from SSA in relation to certain contingencies affecting SSA (formerly TMMPyT) in connection with the Amended and Restated Master Agreement dated July 21, 2001, which are still pending resolution between SSA and the relevant authorities. On June 4, 2007, we received a copy of an arbitration demand from SSA before the International Chamber of Commerce (“ICC”) seeking indemnification in the amount of 30 million Pesos. On June 14, 2007, we were officially notified by the ICC of the arbitration proceedings. The Company believes such claim to be without merit.

We are a party to various other legal proceedings and administrative actions, all of which are of an ordinary or routine nature and incidental to our operations. Although it is impossible to predict the outcome of any legal proceeding, in the opinion of our management, such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on our financial condition, results of operations or liquidity. For information regarding our pending tax assessment, see Note 27 to our Audited Consolidated Financial Statements contained elsewhere herein.

Dividends

At shareholders’ meetings, shareholders have the ability, in their discretion, to approve dividends from time to time. At the ordinary shareholders’ meeting held on April 24, 1997, the shareholders of our predecessor, TMM, declared a dividend, which has not yet been paid, equivalent to $0.17 per share, subject to restrictions established by instruments governing our outstanding debt obligations and to the availability of funds. At the shareholders’ meeting that declared such dividend, the shareholders delegated to the Board of Directors the authority to determine when the dividend may be paid.

Significant Changes

See Item 4. “Information on the Company — Business Overview — Recent Developments.”

ITEM 9.	THE OFFER AND LISTING

Trading

Our Shares started trading on the Bolsa Mexicana de Valores, S.A. de C.V. (the “Mexican Stock Exchange” or the “Bolsa”) on September 24, 1980 and our Series L Shares began trading on August 9, 1991. In June 1992, L Share ADSs, each representing one Series L Share, were issued by Citibank, N.A. (the “Depositary”) as depositary in exchange for Rule 144A ADSs and as part of an initial public offering, and commenced trading on the New York Stock Exchange (“NYSE”). On September 13, 2002, we completed a reclassification of our Series L Shares of stock as Shares. The reclassification combined our two classes of stock into a single class by converting each share of our Series L Shares into one share of our Shares. The reclassification also eliminated the variable portion of our capital stock and we became a fixed capital corporation (sociedad anónima). Following the reclassification, we had 56,963,137 Shares outstanding. As a result of the elimination of the variable portion of our capital stock, our registered name changed from Grupo TMM, S.A. de C.V. to Grupo TMM, S.A.

As a result of the promulgation of the new securities law in México in June of 2006, public companies were transformed by operation of law into Sociedades Anónimas Bursátiles (Public Issuing Corporation) and were required to amend their by-laws to conform them to the provisions of the new law. On December 20, 2006 the Company added the term “Bursátil” to its registered name to comply with the requirements under Mexico’s new securities law or Ley del Mercado de Valores, resulting in Grupo TMM, Sociedad Anónima Bursátil, or Grupo TMM, S.A.B. In addition, the Series A Shares of the Company were renamed and are now referred to as nominative common shares, without par value. The rights afforded by these new shares are identical to the rights afforded by the former Series A Shares.

As of June 4, 2008, of the 56,547,837 outstanding Shares, 45,567,797 were held in the form of ADSs.

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

Whenever a shareholders’ meeting approves a change of corporate purpose, change of domicile or restructuring from one type of corporate form to another, any shareholder who has voted against such change or restructuring has the right to withdraw as a shareholder and receive an amount equal to the book value of its shares (in accordance with our latest balance sheet approved by the annual ordinary general shareholders’ meeting), provided such shareholder exercises its right to withdraw during the 15-day period following the meeting at which such change or restructuring was approved. Because the CPO trustee is required to vote the shares held in the CPO trust in the same manner as the holders of a majority of the shares that are not held in the CPO trust and that are voted at the relevant meeting, appraisal rights will not be available to holders of CPOs.

The tables below set forth, for the periods indicated, the reported high and low prices on the Mexican Stock Exchange and on the NYSE for the Shares and the ADSs, respectively.

Mexican Stock Exchange
Price per Share
(Pesos)

	Shares(*)
Previous Five Years:	High	Low

2003	55.00	16.61
2004	47.50	25.92
2005	42.50	31.40
2006	54.00	28.10
2007	37.60	28.10

(*)	As of December 20, 2006, the Series A Shares were replaced by nominative common shares, without par value.

Mexican Stock Exchange
Price per Share
(Pesos)

	Shares(*)
Previous Two Years (by Quarter):	High	Low

2006:
First Quarter	54.00	40.00
Second Quarter	49.00	41.77
Third Quarter	48.40	40.00
Fourth Quarter	30.21	29.10
2007:
First Quarter	37.60	28.10
Second Quarter	37.50	31.50
Third Quarter	42.80	34.00
Fourth Quarter	38.50	25.00
2008:
First Quarter	25.00	22.00

(*)	As of December 20, 2006, the Series A Shares were replaced by nominative common shares, without par value.

Mexican Stock Exchange
Price per Share
(Pesos)

	Shares(1)
Previous Six Months:	High	Low

December 31, 2007	29.00	25.00
January 31, 2008	25.00	22.45
February 28, 2008	23.70	22.00
March 31, 2008	22.50	22.50
April 30, 2008	21.10	19.75
May 31, 2008	21.59	16.19

Source: InfoSel Financiero

(1)	As of December 20, 2006, the Series A Shares were replaced by nominative common shares, without par value.

New York Stock Exchange
Price per Share
(Dollars)

	Share ADS(*)
Previous Five Years:	High	Low

2003	5.35	1.52
2004	4.56	1.99
2005	4.10	2.15
2006	5.60	2.39
2007	3.93	2.21

(*)	As of December 20, 2006, the Series A Shares were replaced by nominative common shares, without par value.

New York Stock Exchange
Price per Share
(Dollars)

	Share ADS(*)
Previous Two Years (by Quarter):	High	Low

2006:
First Quarter	5.34	3.86
Second Quarter	5.60	3.48
Third Quarter	4.38	2.45
Fourth Quarter	2.95	2.39
2007:
First Quarter	3.39	2.54
Second Quarter	3.49	2.78
Third Quarter	3.93	2.92
Fourth Quarter	3.20	2.21
2008:
First Quarter	2.30	1.80

(*)	As of December 20, 2006, the Series A Shares were replaced by nominative common shares, without par value.

New York Stock Exchange
Price per Share
(Dollars)

	Share ADS
Previous Six Months:	High	Low

December 31, 2007	2.59	2.21
January 31, 2008	2.30	2.00
February 28, 2008	2.22	1.99
March 31, 2008	2.03	1.80
April 30, 2008	1.96	1.79
May 31, 2008	2.02	1.33

Source: NYSE — Price history composite

ITEM 10.	ADDITIONAL INFORMATION

Share Capital

Not applicable.

Memorandum and Articles of Association

The following is a summary of the provisions of the Estatutos Sociales (Bylaws) of Grupo TMM and is qualified in its entirety by the actual provisions within the Bylaws themselves and applicable provisions of the General Law of Mercantile Companies (Ley General de Sociedades Mercantiles) and the Mexican Securities Law (Ley del Mercado de Valores). For a description of the provisions of our Bylaws relating to our Board of Directors, General Director, Special Committees and Statutory Auditors, as well as Audit and Corporate Practices Committee, see Item 6. “Directors, Senior Management and Employees.”

Organization and Register

We were incorporated in the United Mexican States as a sociedad anonima, as evidenced by public deed number 26,225 dated August 14, 1987. We amended our Bylaws on August 29, 2002 in connection with the reclassification of our Series A Shares and Series L Shares.

On June 4th, 2008, certain articles of the Company’s Bylaws were modified at the General Shareholders’ Meeting. The modification to Article 14 added further restrictions to the acquisition or the transfer of the Company’s shares providing more specific detail with respect to the requirements and authorizations required in order to acquire five percent (5%) or more of the Company’s shares. Article 25 was modified in order to comply with the Mexican Exchange Law (Ley del Mercado de Valores). Finally, Article 27 was modified to clarify which shareholders are required to sign the Shareholders Meeting Attendance Sheet. This General Shareholders’ Meeting was properly formalized in public deed number 18,196 (filing before the Public Commerce Registry pending) by and before Mr. Juan Martín Álvarez Moreno, Public Brokerage number 46 of Mexico City, Federal District.

Our statement of corporate purposes authorizes us to engage in, among other things, shipping and transportation services, the development, organization and management of all types of companies or entities, the acquisition of shares or units of the capital stock of other companies or entities, and generally, to carry out and execute all acts, transactions, agreements and operations of any nature as may be necessary or convenient in furtherance of our corporate purposes.

Board of Directors

Our business and affairs are managed by the Board of Directors and by a General Director. The Board of Directors consists of not more than 21 or less than seven persons, provided that at least 25% of the directors are independent. Our directors are elected annually at the Annual General Shareholders’ Meeting. The Board of Directors shall always have a Chairman, a First Vice-Chairman and a Second Vice-Chairman and other Directors.

The directors (whenever elected) shall remain in office for the period of time stated below, calculated from the date of their appointment. The directors may be re-elected and, in case of the failure to appoint their substitute or if the designated substitute does not take office, the directors in office being substituted shall continue to perform their duties for up to 30 calendar days following the date of expiry of the term for which they were appointed:

Position in the Board of Directors	Term
Chairman	7 years
First Vice-Chairman	7 years
Second Vice-Chairman	Between 3 and 7 years (As determined by the General Shareholders’ Meeting that elects him/her.)
Other Directors	1 year
Except that in no event whatsoever shall more than one third (1/3) of the member directors be replaced for any fiscal year of the Company.

In the event of the permanent absence of the Chairman or of any of the Vice-Chairmen, the Board of Directors, at the first meeting held after said permanent absence shall temporarily appoint from among its members or persons outside the same, the director or directors that shall fill relevant vacancies. Also, in the event of resignation or permanent absence of any of the other directors, the Board of Directors shall make the appointments of temporary directors as may be required for the continuance of the Board’s integration and duties. In both cases, a General Ordinary Shareholders’ Meeting shall be called as soon as possible to ratify or make definitive appointments of the relevant directors and, in any case, in the absence of said call, the first General Shareholders’ Meeting held after any of said events shall carry out the final appointment.

The Board of Directors shall appoint a Secretary and a Deputy Secretary, who shall not be a part of the Board of Directors. Said Secretary and Deputy Secretary may at any time be removed by the Board of Directors and their temporary and final absences shall be covered by the persons appointed by the Board of Directors. Despite the fact that the Secretary and the Deputy Secretary are not members of the Board of Directors of the Company, they may sign jointly or severally and instruct the publication of any call to the Shareholders’ Meeting of the Company ordered or resolved by the Board of Directors or the Audit and Corporate Practices Committee.

The meetings of the Board of Directors may be ordinary or extraordinary. The ordinary meetings shall be held periodically on the dates and times designated by such Board of Directors, provided that such Board of Directors meets at least 4 times during each fiscal year. The extraordinary meetings shall be held when the Chairman of the Board of Directors determines or at the request of 25% of the directors. The Board of Directors shall meet at the Company’s registered office or at any other place in Mexico or abroad as determined beforehand in the respective call. The meetings of the Board of Directors shall be presided over by the Chairman and in his absence, by the alternate Chairman and, in the absence of the alternate Chairman, by any director designated by the directors present at the meeting in question, by a majority of votes.

In order for a Board of Directors meeting to be valid, at least half of the directors that make up the Board of Directors from time to time must be in attendance and the Chairman and a Vice-Chairman shall always and in any event be in attendance. If a meeting of the Board of Directors may not be held due to the lack of quorum or the absence of the Chairman and a Vice-Chairman, the call shall be repeated as many times as needed. In order for the resolutions of the Board of Directors to be valid, the favorable vote of the majority of the directors present at the meeting in question is required. In the event of a tie, the Chairman of the Board of Directors, or his alternate, as applicable, shall have the tie-breaking vote.

For resolutions of the Board of Directors to be valid in connection with the matters listed below, the favorable vote of (i) the Chairman of the Board of Directors and (ii) the First Vice-Chairman or the Second Vice-Chairman is required. The following matters shall be decided upon exclusively by the Board of Directors of the Company:

1.	The approval and/or modification of the annual budget, which must be approved for each fiscal year of the Company;

2.	The imposition or creation of any lien on any of the assets of the Company and/or of the corporations controlled by the Company, or the resolution of the Company and/or of the corporations controlled by the Company, to guarantee obligations of the Company and/or of its subsidiaries, or to guarantee obligations of third parties, in all of said cases, when the value of any of said transactions involves in a single act or in a series of related acts, an amount equal to or higher than five percent of the total consolidated assets of the Company during a calendar year;

3.	The decision to begin a new business line or the suspension of any business line developed by the Company or by any corporation in which the Company participates, either directly or indirectly;

4.	Any decision related to the acquisition or sale of assets (including shares or equity interests or their equivalent, in any corporation controlled or not controlled by the Company or in which the Company has a significant share, or to any financing and/or the creation of any liens, when the value of any of said transactions involves in a single act or in a series of related acts, an amount equal to or higher than five percent of the total consolidated assets of the Company during a calendar year;

5.	The determination of the manner in which the Company shall exercise its voting rights regarding shares or equity interests (or their equivalent) issued by its subsidiaries or entities in which the Company owns at least 20% of the capital stock thereof; and

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

General Director

The General Director, or Chief Executive Officer, shall be in charge of the day-to-day management of the Company, the direction and execution of the businesses of the Company and of its subsidiaries, subject to the strategies, policies and guidelines approved by the Board of Directors or, as the case may be, by committees created pursuant to the corporate By-Laws.

In order to fulfill his duties, the General Director shall have the powers granted to him by the Board of Directors at the time of his appointment or at any other time after his appointment. For the exercise of his duties and activities and the fulfillment of his obligations, the General Director shall be assisted by all the relevant managers and other employees of the Company and of the corporations controlled by the Company.

Audit and Corporate Practices Committee

The Board of Directors of the Company must establish a committee to carry out the audit and corporate practices functions that shall be integrated by at least three (3) independent directors appointed by the Board of Directors, which members are proposed by the Chairman. The foregoing notwithstanding, the Chairman of the Audit and Corporate Practices Committee must be appointed and/or removed from his position exclusively by the General Shareholders’ Meeting and he must always be an independent director. The Chairman of the Audit and Corporate Practices Committee in no event whatsoever may preside over the Board of Directors.

The oversight of the management, direction and execution of the business of the Company and of its subsidiaries shall be entrusted to the Board of Directors through the aforementioned Audit and Corporate Practices Committee, as well as through the individuals or corporations that carry out the external audit of the Company for each fiscal year.

Capital Stock

To conform to the provisions of the new Mexican Securities Law, our Series A Shares of the capital stock were converted into nominative common shares without par value, thereby deleting any series. The rights of the latter Series A Shares and these common Shares are identical.

Consequently, our total capital stock is divided into 56,963,137 (Fifty Six Million Nine Hundred Sixty Three Thousand One Hundred Thirty Seven) of nominative, common Shares without par value. Our total stated capital stock is Ps. 700,000,000.00.

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

Shareholders’ Meetings

Shareholders are entitled to vote on all matters at ordinary or special shareholders’ meetings. The Board of Directors will convene an Annual Shareholders’ Meeting at least once a year on the date determined by the Board of Directors within the first four months following the end of the fiscal year. In addition to dealing with the matters included on the agenda, the shareholders’ meeting should discuss, approve or modify the report of the Board of Directors, of the General Director and of the committee(s) that carry out the duties of corporate and audit practices, related to (i) the day-to-day conduct of business, (ii) the general balance sheet, (iii) the statement of income and losses, (iv) the statement of changes in financial position, and (v) the statement of the change in shareholders’ equity for such fiscal year. At such meeting directors shall also be appointed as per our Bylaws for the next fiscal year and their compensation shall be determined.

All notices of shareholders’ meetings shall be published once in the official newspaper of the domicile of the Company and in one of the newspapers of major circulation in such domicile, at least 15 days prior to the date scheduled for the meeting to be held. In order for the Ordinary Shareholders’ Meetings to be considered legally convened as a result of the first call, at least half of the capital stock in circulation at that time must be represented thereat, and the resolutions of such meeting shall be valid when passed by a majority of the votes present.

Ordinary Shareholders’ Meetings require the attendance of shareholders holding at least half the shares that have the right to attend such meetings, and the affirmative vote of a majority of the holders present at any such meeting, in a first call, and in a second call, the affirmative vote of majority holders of shares that have the right to attend any such meeting irrespective of the number of shares presents thereat, in order to take action.

Extraordinary Shareholders’ Meetings require the attendance of shareholders holding at least 75% of the shares that have the right to attend and vote at any such meetings, and the affirmative vote of at least half the issued and outstanding shares having such voting right, in a first call, and in a second or subsequent call, the attendance and affirmative vote of at least half the issued and outstanding shares having the right to attend and vote at any such meeting in order to take action.

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

Acquisition of Share Capital

On December 20, 2006, the Company amended Article 14 of its bylaws to provide that the consent of the Board of Directors would be required for acquisitions that would result in any person or group of persons acquiring 5% or more of our Shares whether in a single transaction or in several simultaneous or successive transactions, notwithstanding the number of shares that such person may own at such time. If the approved process is not complied with, the acquirer will not be entitled to vote the acquired Shares. The approved process will apply only to direct acquisitions of Shares and not to CPOs and ADSs. In addition, the acquisition of Shares by any Mexican national may also be subject to the applicable provisions of Mexican antitrust laws. The Board is required to resolve with respect to any request for authorization to acquire five percent (5%) or more of our Shares within a period of 3 months following the request and to take into account certain criteria as set forth in our Bylaws that relates to the consequences affecting the Company by such acquisition. Notwithstanding this restriction, in the event of a public offering for the acquisition of one hundred (100%) of our Shares, no authorization by the Board of Directors in connection with such public offering is necessary and the Board of Directors is required by law to render an opinion related to the terms and conditions of such public offering which opinion is to be rendered pursuant to applicable regulations. Our Bylaws provide that any amendment to the aforementioned provision may only be approved at a General Extraordinary Shareholders’ Meeting, at which shares representing five percent (5%) or more of the capital stock of the Company have not voted against.

On June 4th, 2008, Article 14 of the Company’s Bylaws was further modified at the General Shareholder’s Meeting. These modificiations added further restrictions to the acquisition or the transfer of the Company’s shares providing more specific detail with respect to the requirements and authorizations required in order to acquire five percent (5%) or more of the Company’s shares.

Rights

1.	Applicable to Shareholders, CPOs holders and the CPO Trustee

The shareholder, or group of shareholders representing at least five percent or more of the capital stock, may exercise a derivative action for civil liability against the directors and relevant officers of the Company, provided the complaint includes the total amount of the liabilities in favor of the Company, its subsidiaries or entities in which the Company owns 20% or more of the capital stock thereof, and not only the personal interest of the petitioners. The assets obtained as a result of the claim shall be for the benefit of the Company, its subsidiaries, or such entities, as applicable.

Pursuant to the Mexican Securities Law, CPOs or ADSs holders, as well as the CPO Trustee, may also exercise the aforementioned civil liability action.

2.	Applicable to Shareholders

The shareholder or group of shareholders representing at least 20% or more of the capital stock may oppose in court the resolutions of the General Shareholders’ Meetings, provided (i) the complaint is filed within the 15 days following the adjournment of the Shareholders’ Meeting, (ii) the plaintiffs have not attended the Shareholders’ Meeting or they have cast their vote against the resolution, and (iii) the complaint states the clause of the Company’s Bylaws or of the legal norm violated, as well as a description of the violation. Shareholders exercising such opposition right must deposit their Shares before a Notary Public or an authorized financial institution and their complaint shall be accompanied by evidence of such deposit. Deposited shares may not be withdrawn until a final judgment is rendered.

The shareholder or group of shareholders representing at least 10% of the capital stock shall be entitled to appoint, at the Annual General Ordinary Shareholders’ Meeting held in order to elect directors, a Regular Member and, as the case may be, his respective alternate. The appointment of any director carried out by a minority may only be reversed when all other directors are also removed, unless the removal is attributable to a justified reason according to the applicable law.

Holders of 10% or more of the capital stock of the Company, may require the Chairman of the Board of Directors or of the Audit and Corporate Practices Committee to call a General Shareholders’ Meeting.

The shareholder or group of shareholders representing, at least, 10% of the shares represented at a Shareholders’ Meeting may request that the voting on any matter of which they are not sufficiently informed be postponed and in said case the voting on said matter shall be postponed for three calendar days, without the need for a new call. This right may be exercised only once for the same matter.

In addition, shareholders are entitled to (i) review all information and documents pertaining to the matters for which a Shareholders’ Meeting has been called at the offices of the Company and within at least 15 calendar days of the scheduled date of the meeting; (ii) request that certain relevant issues be dealt with at the meeting that were not originally on the agenda for the meeting, if called for under sundry or general matters in the relevant call for the meeting; (iii) be represented at the meeting by persons designated by them pursuant to standard proxy forms that are to be made available by the Company with at least 15 calendar days prior to the date scheduled for the meeting which will contain the name of the Company, the matters to be discussed at the meeting and spaces for instructions as to the manner of the vote; and (iv) execute agreements between or among different shareholders provided that any such shareholders’ agreement(s) must be disclosed to the Company within five business days following the date of their execution for disclosure thereof to the public through the relevant stock exchanges and disclosure of their existence in the annual reports of the Company, and provided further that such agreements will not affect any voting at any Shareholders’ Meeting of the Company, may not be enforced against the Company and will only be effective among the executing shareholders upon disclosure to the public as aforesaid.

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

Members of the Board of Directors and the officers of the Company shall not incur, individually or jointly, any responsibility for the damages and/or losses they may cause to the Company or its subsidiaries or of entities in which the Company owns 20% or more of the capital stock thereof, derived from acts executed by, or decisions made, by any of them, to the extent that acting in good faith, any of the following exclusions of responsibility applies:

(i)	They fulfill the requirements that the Bylaws and the applicable laws may stipulate for the approval of matters to be dealt with by the Board of Directors or, as the case may be, by committees of which they are members.

(ii)	They make decisions or vote at the meetings of the Board of Directors or, as the case may be, committees to which they belong, based on the information provided by the relevant managers, the corporation providing the external audit services or the independent experts, whose capacity and credibility do not offer a cause for reasonable doubt.

(iii)	They have selected the most suitable alternative, to the best of their knowledge and belief, or negative property damages had not been foreseeable, in both cases, based on the information available at the time of the decision.

(iv)	They fulfill the resolutions of the Shareholders’ Meeting, provided these do not violate the law.

We shall indemnify and hold the directors, the General Director and all other relevant managers of the Company or of the mercantile corporations controlled by the Company harmless from all damages and/or losses that their performance may cause to the Company and the corporations controlled by the Company or in which it has a significant influence, except in the event of deceitful acts or acts in bad faith, unlawful acts in accordance with the applicable legislation or whose indemnity, pursuant to said legislation may not be agreed or granted by the Company. For said purposes, we may obtain liability insurance or any similar insurance and grant any bonds and bails that may be necessary or convenient. All legal costs related to the respective defense shall be payable by us against general expenses, which shall only be refunded to the Company by the director in question, the General Director or the relevant manager in question, when required pursuant to a firm court order releasing the Company from its indemnity obligations.

Liquidation Rights

Any liquidation of the Company shall be carried out in the manner provided under the valid General Law of Mercantile Companies. The shareholders’ meeting, in the act of agreeing to the dissolution, should establish the rules that, in addition to the legal provisions and the provisions provided herein, should dictate the actions of the liquidators. Holders of 75% percent of the votes entitled to be cast is required to approve a liquidation of the Company.

Dividends

Dividends are declared by the shareholders. All holders of common stock (represented by shares, CPOs or ADSs) will share equally on a per share basis in any dividend declared by our shareholders.

Certain Voting Rights

Our only class of outstanding capital stock consists of Shares. Shares, when properly issued, are fully voting shares of capital stock without par value.

Preemptive and Other Rights

In case of a capital increase, except in the case of treasury shares (in which case no preemptive rights applies), the holders of Shares have the preemptive right to subscribe for the new shares issued as a result of a capital increase, in proportion to the number of shares owned by each of them.

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

Taxation

The following is a summary of certain United States federal income tax and certain Mexican federal tax consequences related to the acquisition, ownership, and disposition of our ADSs by certain holders.

This summary is not a complete description or analysis of all potential tax considerations relevant to a decision to acquire, hold or dispose of our ADSs. The summary applies only to U.S. holders or non-resident U.S. holders (both as defined below) and does not take into account the tax considerations of persons who may be subject to special rules, such as tax-exempt entities; financial institutions; insurance companies; real estate investment trusts; regulated investment companies; grantor trusts; partnerships; former citizens or long-term residents of the United States; broker-dealers; traders in securities or currencies; holders liable for alternative minimum tax; U.S. holders that own (directly, indirectly or constructively) 10% or more of the voting shares of our Company; holders that hold our ADSs as part of a straddle or a hedging or conversion transaction or other integrated investment transaction; or holders whose functional currency is not the U.S. dollar.

This summary with respect to United States federal income taxes is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), treasury regulations, including proposed regulations and temporary regulations, promulgated under the Code, rulings, official pronouncements and judicial decisions, all as in effect on the date of this Annual Report. The summary with respect to Mexican federal taxes is based on the Mexican federal tax laws, regulations issued thereunder, rulings and general rules issued by the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público), official pronouncements and judicial decisions, all as in effect on the date of this Annual Report. All these things are subject to change, possibly with retroactive effect, and to different interpretations.

The governments of the United States and Mexico ratified an income tax treaty and a protocol which came into effect on January 1, 1994, and such treaty has been amended by subsequent protocols (collectively, the “Tax Treaty”). The United States and Mexico have also entered into an agreement concerning the exchange of information with respect to tax matters.

This summary does not address United States federal estate and gift tax considerations or the effect of any United States state or local tax law. You should consult your own tax advisers concerning the application of the United States federal income tax law to your particular situation as well as any tax consequences arising under the law of any state, local or foreign tax jurisdiction.

General

The following summary contains a general description of certain Mexican federal tax and United States federal income tax consequences of the acquisition, ownership, and disposition of our ADSs by:

•	United States holders, defined below, who hold our securities as capital assets and whose functional currency is the United States Dollar, in the case of United States federal income tax consequences; and

•	United States holders that are non-residents of Mexico for Mexican federal tax purposes and that do not have a permanent establishment in Mexico (“non-resident U.S. holders”), in the case of Mexican federal tax consequences.

For purposes of this summary, a “U.S. holder” is generally any holder of any of our ADSs who or which is (i) a citizen or resident of the United States, (ii) a corporation, partnership, or other entity created or organized in or under the laws of the United States, or any political subdivision thereof; (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of source; or (iv) a trust (other than a grantor trust) if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (B) it has a valid election in place to be treated as a United States person. For purposes of this summary, the term “U.S. holder” does not include a citizen or resident of the United States that is also a resident of Mexico for Mexican federal tax purposes. If a partnership holds our ADSs, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partners of a partnership holding our ADSs should consult their own tax advisers.

In general, for Mexican federal tax purposes, an individual is a resident of Mexico if he has established his home in Mexico, unless he has a home both in Mexico and abroad; in such case an individual will be considered to be a resident of Mexico if the individual’s “center of vital interests” is in Mexico. For these purposes, the center of vital interests will be considered to be located in Mexico, among other cases, if either (i) more than 50% of the individual’s total income in a calendar year is derived from a source in Mexico, or (ii) the main center of the individual’s professional activities is located in Mexico. Mexican Nationals who are state officials or state workers even though their individual’s center of vital interests is located abroad are deemed to be residents of Mexico. A Mexican national is presumed to be a resident of Mexico unless such person can demonstrate otherwise. A legal entity is a resident of Mexico if it maintains the principal administration of its business or the effective location of its management in Mexico. If a legal entity or an individual is deemed to have a permanent establishment in Mexico for Mexican federal income tax purposes, all income attributable to such permanent establishment will be subject to Mexican federal income taxes, in accordance with applicable laws.

If an individual or legal entity ceases to be resident of Mexico for Mexican federal tax purposes, such individual or legal entity must make certain filings with the Mexican tax authorities within a 15-day period before its change of residency or, in certain cases, within a month following the date of change of residency.

A non-resident of Mexico is an individual or legal entity that does not satisfy the requirements to be considered a resident of Mexico for Mexican federal tax purposes.

Mexican Federal Tax Consequences

This summary of certain Mexican federal tax consequences relates only to non-resident U.S. holders of our ADSs.

Dividends — Dividends, either in cash or in any other form, paid with respect to the Shares underlying the CPOs represented by our ADSs will not be subject to Mexican withholding or any other Mexican tax.

Capital Gains — Capital gains arising from the sale or other disposition of our ADSs will not be subject to Mexican income tax.

Deposits and withdrawals of ADSs will not give rise to any Mexican tax or transfer duties.

The sale of our ADSs will not be subject to the Mexican flat rate business tax (Impuesto Empresarial a Tasa Unica).

In general, commissions paid in brokerage transactions for the sale of our ADSs on the Mexican Stock Exchange are subject to a value-added tax of 15%.

Other Mexican Taxes — There are no Mexican inheritance or succession taxes applicable to the ownership, transfer or disposition of our ADSs. Gratuitous transfers of our ADSs may, in some circumstances, subject the recipient to Mexican federal income tax. There are no Mexican stamp, issue, registration or similar taxes or duties payable by non-resident U.S. holders with respect to our ADSs.

United States Federal Income Tax Consequences

The following is a summary of certain United States federal income tax consequences to U.S. holders of the acquisition, ownership and disposition of ADSs. It does not purport to be a comprehensive description of all tax consequences and should not be considered as legal or tax advice.

Each U.S. holder should consult such holder’s own tax adviser concerning the overall tax consequences to it of the ownership or disposition of the ADSs that may arise under United States federal, state and local laws, as well as foreign law.

For United States federal income tax purposes, a holder of an ADS will generally be treated as the beneficial owner of the CPO represented by such ADS and each CPO will represent a beneficial interest in the underlying Share represented by such CPO.

Distributions — Distributions paid out of our current or accumulated earnings and profits (as determined under United States federal tax law) with respect to our ADSs will be includible in the gross income of a U.S. holder as ordinary income when the distributions are received by the depositary and will not be eligible for the dividends received deduction otherwise allowable to U.S. holders that are corporations. To the extent that a distribution exceeds earnings and profits, it will be treated first as a nontaxable return of the U.S. holder’s tax basis in the ADSs to the extent of such tax basis, and then as gain from the sale or disposition of a capital asset. A U.S. holder must include in gross income as ordinary income the gross amount of the dividends, including any Mexican tax withheld therefrom, without regard to whether any portion of such tax may be refunded to the U.S. holder by the Mexican tax authorities.

The amount of any dividend paid in Pesos will equal the U.S. dollar value of the Pesos received, calculated by reference to the exchange rate in effect on the date the distribution is includible in income, regardless of whether the Pesos are converted into U.S. dollars. In addition, U.S. holders may recognize a foreign currency gain or loss, generally treated as an ordinary gain or loss, upon the disposition of the Pesos measured by the difference between such U.S. dollar value and the amount realized on the disposition.

Certain dividends received with respect to the ADSs by an individual U.S. holder may be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends”. Qualified dividends with respect to an individual U.S. holder generally include, among other dividends, dividends that are received from a “qualified foreign corporation” and held for a certain holding period. A qualified foreign corporation generally includes a foreign corporation if: (A) (i) its shares, including its ADSs, are readily tradable on an established securities market in the United States or (ii) it is eligible for benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service (“IRS”) has approved for the purposes of the qualified dividend rule and (B) it was not a passive foreign investment company (“PFIC”) with respect to the individual U.S. holder in the taxable year in which the dividend was paid and in the preceding taxable year. The ADSs are traded on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Further, as discussed below, we believe that we are not a PFIC. Therefore, we believe that dividends paid to an individual U.S. holder with respect to the ADSs generally may be taxed at a maximum rate of 15%. The maximum 15% tax rate is effective with respect to qualified dividends included in income during any taxable year ending before January 1, 2011.

Subject to certain conditions and limitations, Mexican tax withheld, if any, from dividend payments on ADSs will be treated as foreign income tax that may be deductible from taxable income or credited against a U.S. holder’s United States federal income tax liability. The Mexican tax may be deducted only if the U.S. holder does not claim a credit for any Mexican or other foreign taxes paid or accrued in that year. Foreign income tax credits are subject to limitations under the Code. In general, the limitations are calculated separately with respect to separate classes of income. Dividends paid with respect to the ADSs for taxable year beginning after 2006 are either foreign source “passive category income” or “general category income,” depending on the U.S. holder’s circumstances.

Capital Gains — In general, upon the sale or other disposition of ADSs, a U.S. holder will recognize a gain or loss equal to the difference between the amount realized on the sale or disposition (in U.S. dollars, generally determined at the spot rate on the date of disposition, or in the case of a cash basis U.S. holder, at the exchange rate in effect on the settlement date, if the amount realized is denominated in a foreign currency) and the U.S. holder’s adjusted tax basis in the ADSs (in U.S. dollars). The gain or loss will be treated as a capital gain or loss if the ADSs were held as a capital asset and will be a long-term capital gain or loss if the ADSs have been held for more than one year on the date of the sale or other disposition. Capital gains of individuals are generally taxed at lower rates than items of ordinary income. With respect to sales or other dispositions occurring during any taxable year ending before January 1, 2011, the maximum long-term capital gain tax rate for an individual U.S. holder is generally 15%.

For sales or other dispositions occurring during any taxable year ending after December 31, 2010, the maximum long-term capital gain rate for an individual U.S. holder is generally 20%. The deductibility of capital losses is subject to limitations. A gain or loss recognized by a U.S. holder on a sale or other disposition of ADSs generally will be treated as a gain or loss from sources within the United States for United States federal income tax purposes. However, for foreign tax credit purposes, such gain may be re-characterized as foreign source income under the Tax Treaty.

Foreign tax credit rules are extremely complex and, thus, U.S. holders should consult their own tax advisers regarding the application of the foreign tax credit rules to their investments in, and disposition of, the ADSs.

PFIC Rules— We believe that we were not a PFIC for United States federal income tax purposes for the 2007 taxable year and we do not anticipate becoming a PFIC for our 2008 taxable year. However, because PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time (including, among others, less than 25 percent owned equity investments) and because the characterization of certain income and assets is uncertain under the PFIC rules, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. holder held ADSs, certain adverse consequences could apply to such U.S. holder.

In general, if we were treated as a PFIC for any taxable year, gain recognized by a U.S. holder on the sale or other disposition of ADSs would be allocated ratably over the U.S. holder’s holding period for such ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax liability attributable to such allocated amounts. Further, any distribution in respect of ADSs to the extent it exceeds 125% of the average of the annual distributions on such securities received by the U.S. holder during the preceding three years or the U.S. holder’s holding period, whichever is shorter, would be subject to taxation as described above. Certain elections (including a mark to mark election) may be available to ameliorate the adverse consequences resulting from PFIC status.

Information Reporting And Backup Withholding

Dividends on, and proceeds from the sale or other disposition of our ADSs paid to a U.S. holder generally may be subject to the information reporting requirements of the Code, and may be subject to backup withholding unless the holder: (i) establishes that it is a domestic corporation or other exempt holder, or (ii) provides an accurate taxpayer identification number, certifies that is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules generally will be allowed as a credit against the U.S. holder’s United States federal income tax liability.

United States Tax Consequences for Non-U.S. Holders

A holder of our ADSs that is not a U.S. holder for United States federal income tax purposes (a “non-U.S. holder”) generally will not be subject to a United States federal income or withholding tax on dividends received on ADSs, unless such income is effectively connected with the conduct by the holder or a United States trade or business.

A non-U.S. holder of ADSs will not be subject to U.S. federal income or withholding tax on gain realized on the sale of ADSs, unless: (1) such gain is effectively connected with the conduct by the holder of a United States trade or business; or (2) in the case of gain realized by an individual non-U.S. holder, the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

Although non-U.S. holders generally are exempt from backup withholding, a non-U.S. holder may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

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

The following information includes “forward-looking statements” that involve risk and uncertainties. Actual results could differ from those presented. All information below is presented under IFRS as of December 31, 2007, in U.S. dollars.

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

At December 31, 2007 and 2006, the Company had monetary assets and liabilities denominated in currencies other than the United States dollar as follows:

	December 31,
	2007	2006
	(In thousands of Dollars)

Assets	$88,869	$50,419
Liabilities	(335,696)	(47,791)

	$(246,827)	$2,628

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

	Breakdown of Fixed and Variable Rates of Financial Obligations(1)
	Expected Maturity
Liabilities	2008	2009	2010	2011	Thereafter	Total	Fair Value
	(In thousands of Dollars)

Long-Term Debt
Fixed Rate	$18,784	$19,658	$51,457	$35,408	$54,593	$179,900	$179,900
Average Interest Rate	11.15%	11.22%	11.27%	10.82%	10.08%	11.06%	**
Variable Rate	$2,177	$1,625	$1,625	$1,625	$279,985	$287,037	$287,037
Average Interest Rate	10.05%	10.05%	10.05%	10.05%	10.05%	10.05%	**

(1)	Information as of December 31, 2007

**	Not applicable

As of December 31, 2007, the Company entered into an interest CAP transaction with Banco Santander, S.A. in an amount of Ps. 3.0 billion to hedge against fluctuations in the TIIE rates in Mexico. These contracts were entered into in connection with the first tranche of the Trust Certificates Program.

On April 30, 2008 the Company entered into an interest CAP transaction with Banco Santander, S.A. in an amount of Ps. 1.55 billion to hedge against fluctuations in the TIIE rates in Mexico. These contracts were entered into in connection with the second tranche of the Trust Certificates Program.

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

Derivatives Exposure

As of December 31, 2007, the Company entered into an interest CAP transaction with Banco Santander, S.A. in an amount of Ps. 3.0 billion to hedge against fluctuations in the TIIE rates in Mexico. These contracts were entered into in connection with the first tranche of the Trust Certificates Program.

On April 30, 2008 the Company entered into an interest CAP transaction with Banco Santander, S.A. in an amount of Ps. 1.55 billion to hedge against fluctuations in the TIIE rates in Mexico. These contracts were entered into in connection with the second tranche of the Trust Certificates Program.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

As of December 31, 2007, we had not met certain financial ratios contained in our vessel financing agreements, resulting in an event of default under these facilities. However, all of the relevant lenders waived such default from the period beginning December 31, 2007 through September 30, 2008. As of December 31, 2007 and May 31, 2008, the Company was in compliance with all of its covenants under the facilities.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See Item 4. “Information on the Company — Organizational Structure — Reclassification of Series A and Series L Shares.”

ITEM 15.	CONTROLS AND PROCEDURES

The Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer that: (i) pertains to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets; (ii) provides reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements for external reporting in accordance with Generally Accepted Accounting Principles, and that receipts and expenditures are being made only in accordance with authorization of the Company’s management and directors; and (iii) provides reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedure may deteriorate. The Company, with the participation of its Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007. In making its assessment of internal control over financial reporting, management used the criteria set forth by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission in Internal Control — Integrated Framework.

As a result of this assessment, the Company’s management has determined that there are deficiencies that constitute a material weakness in the Company’s internal control over financial reporting for the period. A material weakness in internal control over financial reporting is a control deficiency (within the meaning of the Public Company Accounting Oversight Board (“PCAOB”) Auditing Standard No. 5), that results in there being more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The deficiencies that the Company’s management has determined constitute a material weakness are:

GL SAP Controls: The Company identified multiple users with excessive access levels, within the GL SAP module, that resulted in segregation of duties conflicts. In addition, the existing monitoring controls did not operate at a level of precision to monitor the actions performed by users with excessive access for appropriateness. In addition, the existing automated and manual controls were not designed to detect or prevent potential fraud on a timely basis.

As a result of this material weakness in the Company’s internal control over financial reporting, management has concluded that, as of December 31, 2007, the Company’s internal control over financial reporting was not effective based on the criteria set forth by the COSO of the Treadway Commission in Internal Control — Integrated Framework .

The Company’s independent registered public accounting firm, Salles Sainz — Grant Thornton, S.C, has issued an attestation report on management’s assessment of the Company’s internal control over financial reporting. This report appears below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Grupo TMM, S.A.B.

We have audited Grupo TMM, S.A.B.’s (Grupo TMM) (a Mexican Corporation) internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Grupo TMM’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Grupo TMM’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment. There are control deficiencies in the segregation of duties and user access levels within the SAP General Ledger module that will preclude Grupo TMM from preventing or detecting a material misstatement on a timely basis.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, Grupo TMM has not maintained effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Grupo TMM, S.A.B. and subsidiaries, as of December 31, 2006 and 2007, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. The material weakness identified above was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2007 financial statements, and this report does not affect our report dated May 30, 2008, which expressed an unqualified opinion on those financial statements.

SALLES, SAINZ — GRANT THORNTON, S.C.

Mexico City, Mexico

May 30, 2008

The following are actions that Company’s management has taken and plans to continue to remediate the material weakness described above:

General IT Controls:  The area of Manage Changes is currently centralizing and managing its processes within a strict control framework where any change must be approved by the SOX owner process and by the requester of the change. At the end of the process all documental evidence necessary to request, justify, authorize and prove that the change is under control and also compliant with the segregation of environments is reviewed by the SOX owner process prior to transporting the change into the production environment. This process was first implemented in November 2007 and was reinforced in May 2008.

User Security Access Control:  The Ensure System Security area has implemented an administration users’ process through a centralized function. The control process requires generating documental evidence to show the access assigned to end user. This process was first implemented in November 2007 and was reinforced in May 2008.

SAP System Access Control:  There is a new in house tool to review the access control to this application. Its main function is to identify and monitor the sensitive transactions and SOD conflicts assigned to end users. This tool was implemented in June 2008.

Security Configuration in SAP System:  Currently, there are no end users with rights to change or to modify the system configuration. All changes are controlled through the segregation of environments. They are managed through the SOX processes Change Management of Applications, Infrastructure and Emergency. This process was first implemented in November 2007 and was reinforced in May 2008.

GL SAP Controls:  The Administrative Applications Manager worked during the first half of 2008 to eliminate transactions related to the GL account master from unauthorized users. Additionally, there is a new in house tool to review the access control of this application. Its main function is to identify and monitor the sensitive transactions and SOD conflicts assigned to end users. This tool was implemented in June 2008.

There is a new process created to control and justify when it is necessary to assign a sensitive transaction or a SOD conflict in a SAP end user. The process establishes the need to justify this assignment formally by a letter from the immediate user’s chief. The letter must include a business reason or a compensatory control that minimize the associated risk of this access. This process was implemented in June 2008.

Additionally, the Company is conducting a detailed review of access control based on the methodology called RBAC (Role Based on Access Control), that will help us to develop a new control security structure model for the SAP System according to role-based functions. This activity is also a pre-requirement for the implementation of the Identity Management application. This process will be implemented in December 2008.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors of Grupo TMM appointed an Audit and Corporate Practices Committee which is comprised of four independent directors, each of whom has significant experience in analyzing and evaluating financial reports and an understanding of internal controls and procedures for financial reporting. The members of this committee are José Luis Salas Cacho (President), Ignacio Rodriguez Rocha, Luis Martínez Argüello and José Luis Ávalos del Moral. Mr. Ávalos is considered a financial expert according to the standards set forth in Section 407 of the Sarbanes Oxley Act of 2002, and also has accounting and related financial management expertise in compliance with NYSE standard 303A.07 and in compliance with the Mexican Securities Law.

ITEM 16B.	CODE OF ETHICS

Grupo TMM has adopted a code of ethical conduct entitled, “Business Conduct Code,” covering all its officers, including its principal executive officer, principal financial officer and principal accounting officer, and all of its employees. We will provide a copy of the Business Conduct Code free of charge upon written request sent to Grupo TMM, Avenida de la Cuspide, No. 4755, Colonia Parques del Pedregal, 14010 Mexico City, D.F., Mexico, Attn: Human Resources.

There have been no amendments to our Business Conduct Code during the fiscal year ended December 31, 2007.

We have not granted any waivers to any provision of our Business Conduct Code to any officer, employee or member of the Audit or Corporate Practices Committee during the Company’s fiscal year ended December 31, 2007.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table reflects our principal accounting fees and services for the years 2007 and 2006:

GRUPO TMM, S. A. B.
Summary of Auditors’ Payments

	As of December 31,
	2007	2006
	(In thousands of Dollars)

Audit Fees(a)	$1,024.0	$978.0
Audit Related Fees	—	—
Tax Fees(b)	43.2	86.3
Other Fees(c)	79.6	227.0

Total(d)	$1,146.8	$1,291.3

(a)	Audit Fees — Fees relate to the review of our Annual Financial Statements and Annual Report filed with the SEC and review of other SEC filings.

(b)	Tax Fees — Fees relate to specific tax issues, in compliance with the applicable tax laws in Mexico.

(c)	Other Fees — Fees relate to the compliance with foreign trade regulations and to the compliance with Sarbanes-Oxley Act of 2002; supervision in the update of the Company’s systems platform, in compliance with applicable regulations.

(d)	The total amount does not include Mexican tax (“Impuesto al Valor Agregado” or “IVA”).

The Company’s Audit Committee pre-approves all fees for the services provided by the independent auditors, including the fees for 2006 and 2007 in accordance with the Company’s policies and procedures.

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
December 31, 2005, 2006 and 2007

GRUPO TMM, S.A.B. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Grupo TMM, S.A.B.

We have audited the accompanying consolidated balance sheets of Grupo TMM, S.A.B and subsidiaries (“Grupo TMM” or the “Company”), as of December 31, 2006 and 2007, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2007, all expressed in U.S. dollars. These consolidated financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of Grupo TMM as of December 31, 2006 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) Grupo TMM’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 30, 2008 (see Item 15) expressed an adverse opinion on the consolidated business internal control over financial reporting.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4, the Company has sustained substantial losses from continuing operations during the past five years, and substantial doubt exists as to its continuation as a going concern. Continuation is dependent upon the success of future operations and obtaining additional financing. Management’s plans in regard to these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/  Salles, Sainz — Grant Thornton, S.C.
SALLES, SAINZ — GRANT THORNTON, S.C.

Mexico City, Mexico
May 30, 2008

Grupo TMM, S.A.B. and Subsidiaries

Consolidated Balance Sheets
December 31, 2006 and 2007

	2006	2007
	(Amounts in thousands of US dollars)

Assets
Current Assets
Cash and cash equivalents	$21,706	$14,722
Restricted cash (Notes 14, 15 and 16)	16,960	37,513
Accounts receivable — net of provision for impairment of $3,533 in 2006 and $4,443 in 2007	40,599	44,812
Amounts due from related parties (Note 18)	62	29
Taxes receivable (Note 6)	10,563	9,723
Accounts receivable from KCS (Note 5)	51,113	—
Other accounts receivable — Net (Note 7)	17,801	22,946
Materials and supplies	5,457	6,387
Other current assets (Note 8)	4,425	6,119

Total current assets	168,686	142,251

Accounts receivable from KCS (Note 5)	40,000	—
Concession rights — Net (Note 9)	3,952	3,663
Property, machinery and equipment — Net (Note 10)	282,811	351,059
Prepaid expenses and others (Note 11)	3,473	6,513
Investments in associates (Note 12)	3,882	4,695
Intangible assets (Note 13)	19,819	38,175
Deferred income taxes (Note 23)	112,833	115,818

Total assets	$635,456	$662,174

Liabilities and stockholders’ equity
Current liabilities:
Current portion of long-term debt (Notes 14 y 16)	$27,555	$17,787
Accounts payable	20,422	28,660
Accrued expenses (Note 19)	37,840	40,127
Obligations for sale of receivables (Note 15)	16,727	13,463

Total current liabilities	102,544	100,037

Long-term debt (Notes 14 y 16)	141,401	303,229
Dividends payable	9,803	9,803
Employee obligations (Note 25)	13,363	12,497
Obligations from sale of receivables (Note 15)	172,617	113,362
Other long-term liabilities (Note 20)	4,384	4,384

Total non-current liabilities	341,568	443,275

Total liabilities	444,112	543,312

Stockholders’ equity (Note 21):
Common stock, 56,963,137 shares authorized and issued without par value	121,158	121,158
Treasury shares (30,000 shares)	—	(64)
Statutory reserve	12,738	16,233
Retained earnings (deficit)	62,174	(9,876)
Capital Premium	5,528	5,528
Initial accumulated translation loss	(17,757)	(17,757)
Cumulative translation adjustment (Note 3)	(1,173)	(2,263)

	182,668	112,959
Minority interest (Note 3r)	8,676	5,903

Total stockholders’ equity	191,344	118,862

Total liabilities and stockholders’ equity	$635,456	$662,174

The accompanying notes are an integral part of these consolidated financial statements.

Grupo TMM, S.A.B. and Subsidiaries

Consolidated Statements of Operations
Years ended December 31, 2005, 2006 and 2007

	2005	2006	2007
	(Amounts in thousands of US dollars, except per share amounts)

Transportation revenues	$306,599	$248,148	$303,256
Costs and expenses:
Salaries, wages and employee benefits	75,575	68,306	80,878
Leases	101,689	63,368	84,131
Purchased services	79,655	53,661	50,561
Fuel, material and supplies	15,485	21,204	25,118
Other costs and expenses	16,809	13,943	13,219
Depreciation and amortization	12,668	16,532	25,652

	301,881	237,014	279,559

Income on transportation	4,718	11,134	23,697

Other income (expenses) — Net (Note 22)	(1,022)	(24,066)	(4,356)

Operating Income (loss)	3,696	(12,932)	19,341
Interest income	5,159	4,604	5,647
Interest expense	96,037	60,036	55,616
Exchange income (loss) — Net	1,290	(396)	1,435

Net financing cost	(89,588)	(55,828)	(48,534)

Loss before income taxes	(85,892)	(68,760)	(29,193)

Benefit from income taxes (Note 23)	62,021	27,815	844

Loss from continuing operations for the year	(23,871)	(40,945)	(28,349)

Income (loss) from discontinued operations for the year	199,363	111,362	(38,563)

Net income (loss) for the year	$175,492	$70,417	$(66,912)

Attributable to:
Minority interest	4,188	509	160

Stockholders of Grupo TMM, S.A.B.	$171,304	$69,908	$(67,072)

Loss per continuing operations for the year per share (Note 26)	$(0.419)	$(0.719)	$(0.498)

Income (loss) from discontinued operations for the year per share (Note 26)	$3.500	$1.955	$(0.677)

Net income (loss) per share attributable to Stockholders of Grupo TMM, S.A.B. (Note 26)	$3.007	$1.227	$(1.177)

Weighted average shares outstanding (thousands)	56,963	56,963	56,962

The accompanying notes are an integral part of these consolidated financial statements.

Grupo TMM, S.A.B. and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity
Years ended December 31, 2005, 2006 and 2007

						Initial
			Retained			Accumulated			Total
	Common	Statutory	Earnings		Capital	Translation		Minority	Stockholders’
	Stock	Reserve	(Deficit)		Premium	Loss	Subtotal	Interest	Equity
	(Amounts in thousands of US dollars)

Balance at January 1, 2005	$121,158	$4,172	$(162,460)		$5,528	$(17,757)	$(49,359)	$686,026	$636,667
Translation adjustment	—	—	1,422		—	—	1,422	—	1,422
Loss on acquisition of shares of subsidiary from minority Stockholders	—	—	(4,090)		—	—	(4,090)	(6,911)	(11,001)

Total income (expense) for the year recognized directly in equity			(2,668)				—	—	—
Minority share on discontinuing operations	—	—	—		—	—	—	(665,834)	(665,834)
Net profit for the year			171,304				171,304	4,188	175,492

Total recognized income and expense for the year	—	—	168,636		—	—	—	—	—

Balance at December 31, 2005	121,158	4,172	6,176		5,528	(17,757)	119,277	17,469	136,746

Increase in statutory reserve on April 25, 2006	—	8,566	(8,566)		—	—	—	—	—

Translation adjustment	—	—	(2,595)		—	—	(2,595)	—	(2,595)
Loss on acquisition of shares of subsidiary from minority Stockholders	—	—	(289)		—	—	(289)	(9,302)	(9,591)
Provision for employee indemnifications	—	—	(3,633)		—	—	(3,633)	—	(3,633)

Total expense for the year recognized recognized directly in equity	—	—	(6,517)		—	—	—	—	—
Net profit for the year	—	—	69,908		—	—	69,908	509	70,417

Total recognized income and expense for the year	—	—	54,825		—	—	—	—	—

Balance at December 31, 2006	121,158	12,738	61,001		5,528	(17,757)	182,668	8,676	191,344

Increase in statutory reserve on April 30, 2007	—	3,495	(3,495)		—	—	—	—	—

Purchase of treaury shares on December 14, 2007	(64)	—	(6)		—	—	(70)	—	(70)
Translation adjustment	—	—	(1,090)		—	—	(1,090)	7	(1,083)
Provision for employee indemnifications	—	—	(1,477)		—	—	(1,477)	—	(1,477)

Total expense for the year recognized directly in equity	—	—	(2,573)		—	—	—	—	—
Dividends paid to minority stockholders in subsidiaries	—	—	—		—	—	—	(2,450)	(2,450)
Capital stock decrease of subsidiaries	—	—	—		—	—	—	(490)	(490)
Net (Loss) for the year			(67,072)				(67,072)	160	(66,912)

Total recognized income and expense for the year	—	—	(73,140)		—	—	—	—	—

Balance at December 31, 2007	$121,094	$16,233	$(12,139	)(1)	$5,528	$(17,757)	$112,959	$5,903	$118,862

(1)	Includes a reserve for the purchase of treasury stock by $9,929.

The accompanying notes are an integral part of these consolidated financial statements.

Grupo TMM, S.A.B. and Subsidiaries

Consolidated Statements of Cash Flows
Years ended December 31, 2005, 2006 and 2007

	2005	2006	2007
	(Amounts in thousands of US dollars)

Cash flows from operating activities:
Net income (loss) for the year	$175,492	$70,417	$(66,912)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	12,668	16,532	25,652
Other amortizations	16,121	3,906	3,091
Amortization and discount on obligations	2,419	2,731	—
(Benefit) from income taxes	(62,021)	(27,815)	(844)
(Loss) Gain on sale of property, machinery and equipment -Net	(1,097)	(3,934)	983
Gain on sale of other subsidiaries	(2,600)	—	(6,285)
Impairment in long-lived assets	—	21,262	—
Income (loss) from discontinued operations for the year	(199,363)	(111,362)	38,563
Provision for interest on debt	67,437	33,863	47,132
Changes in other assets and liabilities:
(Increase) Decrease in restricted cash	(341,079)	330,928	(20,553)
(Increase) Decrease in accounts receivable	(5,199)	2,668	(4,213)
Decrease (Increase) in other accounts receivable and related parties	8,047	(7,676)	(5,112)
Decrease (Increase) in materials and supplies	788	(1,384)	(930)
Decrease (Increase) in other current assets	12	(2,338)	(854)
Increase in accounts payable and accrued expenses	1,933	3,421	5,406
Decrease (Increase) in other non-current assets	2,227	6,285	(15,559)
Decrease in other long-term liabilities	(8,080)	(3,538)	(866)

Total adjustments	(507,787)	263,549	65,611

Net cash provided by (used in) operating activities	(332,295)	333,966	(1,301)

Cash flows from investing activities:
Sale of property, machinery and equipment	1,693	12,293	7,186
Acquisition of property, machinery and equipment	(107,031)	(154,347)	(100,740)
Sales of shares of subsidiaries	581,054	68,754	56,901
Acquisitions of companies and minority interest in associated companies	(38,072)	(29,955)	(3,771)

Net cash provided by (used in) investing activities	437,644	(103,255)	(40,424)

Cash flows from financing activities:
Payments under capital lease obligation	(151)	—	—
(Payments of) Proceeds from financial debt	(21,265)	(443,527)	125,401
Cash (paid) received from sale of accounts receivable — Net	(77,351)	181,601	(88,334)
Dividends paid to minority stockholders	—	—	(2,450)
Dividends from non consolidated companies	—	—	195
Purchase of common stock for treasury	—	—	(71)

Net cash (used) provided in financing activities	(98,767)	(261,926)	34,741

Net increase (decrease) in cash and cash equivalents	6,582	(31,215)	(6,984)
Cash and cash equivalents at beginning of the year	46,339	52,921	21,706

Cash and cash equivalents at the end of the year	$52,921	$21,706	$14,722

Supplemental cash disclosures:
Interest paid	$16,234	$52,219	$47,684

Income tax and asset tax paid	$257	$778	$562

The accompanying notes are an integral part of these consolidated financial statements.

Grupo TMM, S.A.B. and Subsidiaries

Notes to the Consolidated Financial Statements
December 31, 2007
(Amounts in thousands of US dollars, except
number of shares)

1.	The Company:

Grupo TMM, S.A.B. (“Grupo TMM” or the “Company”) is a Mexican company whose main activity is providing multimodal transportation and logistics services to premium clients throughout Mexico. Grupo TMM provides services related to dedicated trucking, third-party logistics, offshore supply shipping, clean oil and petrochemical products shipping, tugboat services, warehouse management, shipping agency, inland and seaport terminal businesses, container and railcar maintenance and repair, and other activities related to the shipping and cargo transport business. Due to the geographic location of some of the subsidiaries and the activities in which they are engaged, Grupo TMM and its subsidiaries are subject to the laws and ordinances of other countries, as well as international regulations governing maritime transportation and the observance of safety and environmental regulations.

Due to the introduction of a new Mexican securities exchange law that went into effect in December 2006, it was necessary for the Company to adopt a new official company name, Grupo TMM, Sociedad Anónima Bursátil (“Grupo TMM, S.A.B.”).

Grupo TMM’s headquarter is located at Avenida de la Cuspide #4755, Colonia Parques del Pedregal, Delegacion Tlalpan, C.P. 14010, México, D.F.

As of December 31, 2006 and 2007, Grupo TMM owned the following equity percentage interests in the following companies:

	2006	2007

Servicios Corporativos TMM, S.A. de C.V. y subsidiarias	100%	100%
Inmobiliaria TMM, S.A. de C.V. y subsidiarias	100%	100%
Operadora Marítima TMM, S.A. de C.V.	100%	100%
Transportación Marítima Mexicana, S.A. de C.V. y subsidiarias	a), i) 100%	a), i) 100%
TMM Logistics, S.A. de C.V. y subsidiarias	d)100%	d)100%
Operadora Portuaria de Tuxpan, S.A. de C.V.	100%	100%
Terminal Marítima de Tuxpan, S.A. de C.V.	k) 100%	k) 100%
Marítima Mexicana, S.A. de C.V. y subsidiarias	a)	—
Marmex Offshore, S.A. de C.V.	b), i) 100%	b), i)
Buques Tanque del Pacífico, S.A. de C.V.	c), j) 100%	c), j) 100%
Buques Tanque del Golfo, S.A. de C.V.	c), j) 100%	c), j) 100%
Transportes Líquidos Mexicanos, LTD	a) 100%	a) 100%
Personal Marítimo, S.A. de C.V.	a) 100%	a) 100%
TMM Agencias, S.A. de C.V.	a) 100%	a) 100%
Servicios de Logística de México, S.A. de C.V.	e) 100%	e) 100%
Servicios en Operaciones Logísticas, S.A. de C.V.	100%	100%
Servicios Administrativos de Transportación, S.A. de C.V.	e)	—
Lacto Comercial Organizada, S.A. de C.V.	100%	100%
Marmex Marine Mexico, Inc. (antes Seacor Marine Mexico, Inc)	a) 100%	a) 100%
Promotora Intermodal de Carga, S.A. de C.V.	d)	—
NL Cargo S.A. de C.V.	d)	—
Marmex International Services, S.A. de C.V.	g), i) 100%	g), i)

Grupo TMM, S.A.B. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

	2006	2007

Almacenadora de Depósito Moderno, S. A. de C. V.	f) 100%	f) 100%
TMM Parcel Tankers, S.A. de C.V.	—	h) 100%
TMM International Services, S.A. de C.V.	—	h), i)
TMM División Marítima, S.A. de C.V.	—	i) 100%
TMM Continental, S.A. de C.V.	—	j)
TMM América, S.A. de C.V.	—	j)
TMM Remolcadores, S.A. de C.V.	—	l) 100%
Transporte Integral Doméstico, S.A. de CV.	—	m)
Multimodal Doméstica S.A. de C.V.	—	n)
TMM Flota Marítima, S.A. de C.V.	—	o)100%
TMM New Proyects, S.A. de C.V.	—	o)100%
Nicte Inmobiliaria, S.A.P.I. de C.V	—	o)100%
Inmobiliaria Ikusi, S.A.P.I. de C.V.	—	o)100%
Comercializadora y Distribuidora Milgret, S.A.P.I. de C.V.	—	o)100%
Repcorp, S.A. de C.V. y subsidiaria	92.3%	100%

As of December 31, 2006 and 2007, Grupo TMM holds a controlling interest in the following consolidated subsidiaries:

	2006	2007

Autotransportación y Distribución Logística, S.A. de C.V.	51%	51%
Administración Portuaria Integral de Acapulco, S.A. de C.V.	51%	51%
Servicios Administrativos API Acapulco, S.A. de C.V.	—	p)51%
Seglo Operaciones Logísticas, S.A. de C.V.	50%	50%

As of December 31, 2006 and 2007, Grupo TMM also held a non controlling interest in the following companies:

	2006	2007

Seglo, S.A. de C.V.	39%	39%
Procesos Operativos de Materiales, S.A. de C.V.	39%	39%

a)	As a result of the merger of Transportes Marítimos México, S.A. and TMM Multimodal, S.A. de C.V. into Grupo TMM, the following companies became wholly owned subsidiaries of Grupo TMM: Marítima Mexicana, S.A. de C.V. (“Marmex”), Transportes Líquidos Mexicanos, LTD, Personal Marítimo, S.A. de C.V., Servicios Mexicanos en Remolcadores, S.A. de C.V. (“SMR”), and TMM Agencias, S.A. de C.V. On December 01, 2005, Grupo TMM acquired from Seacor Marine International, LLC the company Marmex Marine Mexico, Inc. (formerly Seacor Marine Mexico, Inc.) which owned 40% of the shares of Marítima Mexicana, S.A. de C.V. in the amount of $20.0 million.

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

Finally, on May 15, 2006, SMR and Marmex merged into TMM, leaving TMM as the surviving entity.

Grupo TMM, S.A.B. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

b)	On December 27, 2005, Marmex Offshore, S.A. de C.V. was incorporated in Mexico City, DF, whose line of business consists of providing sea and river transportation services.

c)	On June 20, 2005, the following companies were incorporated in the State of México: Buques Tanque del Pacífico, S.A. de C.V. (BTP) and Buques Tanque del Golfo, S.A. de C.V. (BTG). Both companies’ line of business is the sea and river transportation services.

d)	In October 2006, a merger took place of Promotora Intermodal de Carga, S.A. de C.V. and NL Cargo, S.A. de C.V. into TMM Logistics, S.A. de C.V.

e)	On November 30, 2006, Servicios Administrativos de Transportación, S.A. de C.V. merged into Servicios de Logística de México, S.A. de C.V. (“SLM”).

f)	On December 11, 2006, the company Almacenadora de Depósito Moderno, S.A. de C.V. (“Ademsa”) was acquired for an amount up to $12.4 million. As of December 31, 2007, $10.4 million have been paid with respect to this acquisition.

g)	On March 31, 2006, the company Marmex International Services, S.A. de C.V. (“MIS”) was formed in Mexico, D.F., with the objective of providing maritime and fluvial transport services.

h)	.On May 9, 2007, two companies were formed in Mexico City., TMM Parcel Tankers, S.A. de C.V. (“TMM Parcel”) and TMM International Services, S.A. de C.V. (“TMM International Services”), with the objective of providing supporting services to maritime platforms.

i)	As part of the corporate restructuring plan implemented during 2007, on May 4, 2007, it took place a spin off of TMM División Marítima, S.A. de C.V. (“TMM División”) from Transportación Marítima Mexicana, S. A. de C. V. (“TMM”). On July 19, 2007, a merger took place of Marmex Offshore, MIS and TMM International Services, into TMM División, prevailing the latter as the merging company.

j)	Pursuant to the restructuring plan, on May 9, 2007, TMM Continental, S.A. de C.V. (“TMM Continental”) and TMM America, S.A. de C.V. (“TMM America”) were spun off from BTG and BTP, respectively. Grupo TMM sold TMM Continental and TMM America to an unrelated party on November 23, 2007.

k)	On June 1, 2007, Tecomar, S.A. de C.V. merges into Terminal Marítima de Tuxpan, S.A. de C.V., prevailing the latter as the merging company.

l)	On August 29, 2007, TMM Remolcadores, S.A. de C.V. was formed in Mexico City., with the objective of providing supporting services to maritime platforms.

m)	On July 31, 2007, Transporte Integral Doméstico, S.A. de C.V. (“TID”), an import and export company, as spun off from TMM. On December 20, 2007, TID was sold to an unrelated party.

n)	On October 15, 2007, Multimodal Doméstica, S.A. de C.V. (shipping agency services) was spun off from TMM Agencias, S.A. de C.V. and sold to an unrelated party on November 23, 2007.

o)	On December 13, 2007, several companies were formed in the State of Mexico, as follows: 1) TMM Flota Marítima, S.A. de C.V. and TMM New Projects, S.A. de C.V., with the objective to provide supporting services to maritime platforms; 2) Nicte Inmobiliaria, S.A.P.I. de C.V. and Inmobiliaria Ikusi, S.A.P.I de C.V., whose objective is the trading of urban real estate and the installation of communication systems.; 3) Comercializadora y Distribuidora Milgret, S.A.P.I. de C.V. whose line of business is the trading of goods and real estate.

p)	On December 28, 2007, Servicios Administrativos API Acapulco, S.A. de C.V. was formed in the State of Guerrero, Mexico, to perform outsourced personnel services.

2. Changes in accounting policies and future accounting pronouncements:

Grupo TMM has adopted for the first time International Financial Reporting Standard (IFRS), 7 Financial Instruments: Disclosures and IFRS 8 Operating Segments in its 2007 consolidated financial statements. The application of both Standards did not require retrospective adjustments to the 2006 accounts or their presentation.

Grupo TMM, S.A.B. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

Other new Standards or Interpretations relevant for IFRS financial statements did not become effective during the current financial year.

Significant effects on current, prior or future periods arising from the first-time application of the standards listed above in respect of presentation, recognition and measurement of accounts is described in the following paragraphs. An overview of Standards and Interpretations that will become mandatory for Grupo TMM in future periods is also given in the following paragraphs.

In accordance with the amendment of IAS 1, Presentation of Financial Statements, Grupo TMM now reports on its capital management objectives, policies and procedures in each annual financial report. The new disclosures that become necessary due to this change in IAS 1 can be found in Note 28.

IFRS 7 is mandatory for reporting periods beginning on 1 January 2007 or later. The new Standard replaces and amends disclosure requirements previously set out in International Accounting Standard (IAS) 32 Financial Instruments: Presentation and Disclosures. All disclosures relating to financial instruments including all comparative information have been updated to reflect the new requirements. In particular, Grupo TMM’s financial statements now feature a sensitivity analysis, to explain the Group’s market risk exposure in regards to its financial instruments, and a maturity analysis that shows the remaining contractual maturities of financial liabilities, each as at the balance sheet date (see Notes 14, 15, 16 and 28).

Grupo TMM has early adopted IFRS 8, which replaces IAS 14, Segment Reporting. The adoption of this Standard has not affected the way Grupo TMM identifies separate operating segments relevant for segment reporting because Grupo TMM continues to present segment results in accordance with internal management reporting information. The format can be found in Note 24.

The following new Standards and Interpretations, which are yet to become mandatory have not been applied in Grupo TMM’s 2007 consolidated financial statements.

Effective for
Accounting Periods
Beginning on or
Title	Full Title of Standard or Interpretation	After

IFRIC 11	IFRIC 11 IFRS 2 — Group and Treasury Share Transactions	March 1, 2007
IFRIC 14	IAS 19 — The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction	January 1, 2008
IFRIC 12	Service Concession Arrangements	January 1, 2008
IFRIC 13	Customer Loyalty Programs	July 1, 2008
IAS 23	Borrowing Costs	January 1, 2009
IAS 1	Presentation of Financial Statements	January 1, 2009
IFRS 2	Amendment to IFRS 2 Share-based Payment: Vesting Conditions and Cancellations	January 1, 2009
IAS 32 and IAS 1	Amendments to IAS 32, “Financial Instruments:
Presentation” and IAS 1, “Presentation of Financial Statements” entitled Puttable Financial Instruments and
	Obligations Arising on Liquidation	January 1, 2009
IFRS 3	Business Combinations (Revised 2008)	July 1, 2009
IAS 27	Consolidated and Separate Financial Statements	July 1, 2009

In May 2008 the IASB published Improvements to IFRSs (’the 2008 Improvements’) which makes minor amendments to a number of International Financial Reporting Standards (IFRSs). This publication completes the IASB’s first round of annual improvements.

Grupo TMM, S.A.B. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

Structure of the 2008 Improvements

Part I of the 2008 Improvements includes amendments that result in accounting changes for presentation, recognition or measurement purposes.

Part II includes those amendments that are terminology or editorial changes only, which the IASB expects to have no or minimal effect on accounting.

The following table sets out the IFRSs that are affected by the amendments, and the issue addressed.

Part I of the 2008 Improvements (amendments that result in accounting changes for presentation, recognition or measurement purposes):

Standard Affected	Subject of Amendment

IFRS 5 Non-current Assets Held for Sale and Discontinued Operations	Plan to sell the controlling interest in a subsidiary
IAS 1 Presentation of Financial Statements	Current/non-current classification of derivatives
IAS 16 Property, Plant and Equipment	Recoverable amount Sale of assets held for rental
IAS 19 Employee Benefits	Curtailments and negative past service cost Plan administration costs Replacement of term ‘fall due’ Guidance on contingent liabilities
IAS 20 Accounting for Government Grants and Disclosure of Government Assistance	Government loans with a below-market rate of interest
IAS 23 Borrowing Costs	Components of borrowing costs
IAS 27 Consolidated and Separate Financial Statements	Measurement of subsidiary held for sale in separate financial statements
IAS 28 Investments in Associates	Required disclosures when investments in associates are accounted for at fair value through profit or loss Impairment of investment in associate
IAS 31 Interests in Joint Ventures	Required disclosures when interests in jointly controlled entities are accounted for at fair value through profit or loss
IAS 29 Financial Reporting in Hyperinflationary Economies	Description of measurement basis in financial statements
IAS 36 Impairment of Assets	Disclosure of estimates used to determine recoverable amount
IAS 38 Intangible Assets	Advertising and promotional activities Unit of production method of amortisation
IAS 39 Financial Instruments: Recognition and Measurement	Reclassification of derivatives into or out of the classification of at fair value through profit or loss Designating and documenting hedges at the segment level Applicable effective interest rate on cessation of fair value hedge accounting
IAS 40 Investment Property	Property under construction or development for future use as investment property
IAS 41 Agriculture	Discount rate for fair value calculations Additional biological transformation

Grupo TMM, S.A.B. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

The effective date for each amendment is included in the IFRS affected. In most cases the amendments apply for annual periods beginning on or after 1 January 2009, with early adoption permitted.

In May 2008 the IASB issued amendments to IFRS 1, First-time Adoption of International Financial Reporting Standards, and IAS 27, Consolidated and Separate Financial Statements, entitled Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate (‘the Amendments’).

The Amendments affect only the separate financial statements of a parent entity or investor. The main changes are:

•	the introduction of a ’deemed cost’ exemption into IFRS 1 for first-time adopters of IFRS when measuring the cost of an investment in a subsidiary, jointly controlled entity or associate;

•	the removal of IAS 27’s requirement to deduct pre-acquisition dividends from the cost of an investment in subsidiary, jointly controlled entity or associate in profit or loss in the separate financial statements of the investor entity; and

•	new requirements on accounting for the formation of a new parent.

The Amendments are required to be applied for annual periods beginning on or after 1 January 2009.

Based on Grupo TMM’s current business model and accounting policies, management does not expect any material impact on its consolidated financial statements when the new Standards, amendments, and interpretations described above become effective.

3.	Summary of significant accounting policies:

The consolidated financial statements of Grupo TMM have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Amounts are expressed in United States dollars, the currency in which most transactions and a significant portion of the Company’s assets and liabilities arose and/or are denominated. The Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”) approved this method in 1985. The initial effect of conversion to the United States dollar as the functional currency is shown as a debit of $17,757 in the statement of changes in stockholders’ equity of Grupo.

These consolidated financial statements have been approved by the Board of Directors of the Company on April 11, 2008.

The most significant accounting policies followed by the Company are as follows:

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

Grupo TMM, S.A.B. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

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

Pursuant to the revised version of International Accounting Standard (IAS) 21, “The Effects of Changes in Foreign Exchange Rates”, wherein the concept of functional currency is discussed, Grupo TMM since 2005 analyzed the economic environment in which its subsidiaries were operating during such year. The analysis disclosed the need to change the functional currency of some of Grupo TMM’s subsidiaries from the U.S. dollar to the Mexican peso. The revised IAS 21 allows choosing the reporting currency which remained to be the U.S. dollar in the accompanying financial statements.

The effect of this change in Grupo TMM’s financial statements as of and for the years ended December 31, 2005, 2006 and 2007 is as follows:

	2005	2006	2007
	Increase	Increase	Increase

Net income for the year	$1,532	$837	$229
Total assets	3,225	1,181	318
Non controlling interest	271	5	3
Stockholders’ equity	2,954	1,176	315

Grupo TMM, S.A.B. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

c.	Cash and cash equivalents

Cash and cash equivalents represent highly liquid interest-bearing deposits and investments with an original maturity of less than three months and are stated at cost plus interest earned. Restricted cash represents the amount required to guarantee the payments according to the obligations arising from the debt agreements on the acquisition of vessels and from the sale of receivables (See Notes 14, 15 and 16).

d.	Restricted Cash

Accounts receivable are carried at original invoice amount less a provision made for estimated losses on these receivables. Losses or impairment on trade receivables are provided for when there is objective evidence that Grupo TMM will not be able to collect all amounts due to it in accordance with the original terms of the receivables.

The amount of the write-down is determined as the difference between the asset’s carrying amount and the present value of estimated future cash flows, and is included in income for the year (See Note 22).

e.	Accounts Receivable

Accounts receivable are carried at original invoice amount less a provision made for estimated losses on these receivables. Losses or impairment on trade receivables are provided for when there is objective evidence that Grupo TMM will not be able to collect all amounts due to it in accordance with the original terms of the receivables.

The amount of the write-down is determined as the difference between the asset’s carrying amount and the present value of estimated future cash flows, and is included in income for the year (See Note 22).

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

Property, machinery and equipment are stated at construction or acquisition cost. Acquisitions through capital leases or charter arrangements with an obligation to purchase are capitalized based on the present value of future minimum payments, recognizing the related liability. Depreciation of transportation equipment is computed using the straight-line method based on the useful lives of the assets net of the estimated residual value. Depreciation of other fixed assets is computed using the straight-line method based on the estimated useful lives of the assets.

Recurring maintenance and repair expenditures are charged to operating expenses as incurred. The major repairs on transportation equipment are capitalized and amortized over the period in which benefits are expected to be received (two to three years for vessels).

i.	Prepaid expenses-

Prepaid expenses represent advance payments for future services to be received.

Grupo TMM, S.A.B. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

j.	Goodwill-

Goodwill represents the excess of the acquisition cost in a business combination over the fair value of the Grupo TMM’s share of the identifiable net assets acquired. Goodwill is carried at cost less accumulated impairment losses. Negative goodwill is recognized immediately after acquisition in the income statement.

k.	Deferred income tax and corporate flat tax-

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements. Currently enacted or substantively enacted tax rates are used in the determination of deferred income tax.

Effective January 1, 2008, the Corporate Flat Tax law (IETU — for its Spanish acronym) abrogated the Asset Tax Law. IETU is a tax that co-exists with Income Tax, therefore, the Company developed projections based on reasonable, reliable assumptions properly supported, which represent Management’s best estimate where it has identified that the expected trend is essentially that Income Tax will be incurred by Grupo TMM in future years. Accordingly, only deferred Income Tax has been recognized.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit against which the temporary differences can be utilized will be available (see Note 23).

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

l.	Employees’ statutory profit-sharing-

Employees’ statutory profit-sharing is determined by the Company at the rate of 10% on taxable income, adjusted as prescribed by the Mexican Income Tax Law. The employees’ statutory profit-sharing liability for 2005, 2006 and 2007, is in the amount of $397, $161 and $369, respectively, among certain subsidiaries of the Company.

m.	Borrowings-

Borrowings are recognized initially as the proceeds received, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost using the effective yield method; any difference between proceeds (net of the minimum transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings.

n.	Pensions and seniority premiums-

Seniority premiums, to which employees are entitled after 15 years of service and after having retired at the age of 60, and retirement plan benefits obligations, are expensed in the years in which the services are rendered (see Note 25).

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

Grupo TMM, S.A.B. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

Revenues and costs associated with trucking transportation services and other non-maritime transactions are recognized at the time the services are rendered.

p.	Impairment of intangible assets and long-lived assets-

The carrying value of intangible assets and long-lived assets is annually reviewed by the Company and impairments are recognized whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the assets exceeds its recoverable amount, which is the higher of an asset’s net selling price and its value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable discounted cash flows.

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

In identifying its operating segments, management generally follows Grupo TMM’s service lines, which represent the main services provided by the Group. Each of these operating segments is managed separately as each of these service lines requires different technologies and other resources as well as marketing approaches. All inter-segment transfers are carried out at arm’s length prices.

The accounting policies Grupo TMM uses for segment reporting under IFRS 8 are the same as those used in its financial statements, with the exception that corporate assets which are not directly attributable to the business activities of any operating segment are not allocated. In the financial periods presented, this primarily applies to the Grupo TMM’s headquarters.

t.	Non-current assets held for sale-

Non-current assets are classified as assets held for sale and stated at the lower of carrying amount and fair value less costs to sell if their carrying amount is recovered principally through a sale transaction rather than through a continuing use (see Note 5).

u.	Use of estimates-

The preparation of the consolidated financial statements requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities at the balace sheet date, as well as income or loss for the period. Actual results could differ from these estimates.

Grupo TMM, S.A.B. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

v.	Share capital-

Ordinary shares are classified as equity. Grupo TMM does not have other equity instruments besides the 56,933,137 shares of common stock.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options, or for the acquisition of a business, are included in the cost of acquisition as part of the purchase consideration.

w.	Obligations from sale of receivables

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

On September 25, 2006, the Company entered into a securitization agreement with Deutsche Bank AG in the amount of $200 million based on the same structure used in the aforementioned programs (see Note 15).

x.	Reclasifications-

Certain figures of the year 2006 were reclassified to conform them to the presentation of the 2007 figures in accordance with IAS 1 “Presentation of Financial Statements”. In 2007 the provision for employees’ profit sharing is included within costs and expenses in the accompanying consolidated statement of operations, and interest paid is presented as cash used in financing activities in the accompanying consolidated statement of cash flows.

4.	Going concern:

The accompanying financial statements have been prepared in conformity with International Financial Reporting Standards, which contemplate continuation of the Company as a going concern. However, the Company has sustained substantial losses from continuing operations in recent years: $23.8 million in 2005, $40.9 million in 2006 and $28.3 million in 2007. Continuation of the Company as a going concern is dependent upon the Company’s ability to meet its financing requirements on a continuing basis, to comply with its present financing arrangements, and to succeed in its future operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Management has taken the following steps to improve its operating and financial results:

a) the acquisition of operating assets for the logistics segment, b) the acquisition of a new fleet of new vessels to replace an aging fleet of leased vessels, c) an organizational restructuring to reduce administrative expenses, and d) the commencement of a financing project to replace certain debt with Trust Certificates having more favorable conditions and interest rates.

The Company’s management believes that its 2008 business plan considers a significant increase in income and generation of cash from operations. These increases would be derived from business levels and assets that are substantially in place as of the end of the Company’s fiscal year 2007. Company’s management also believes that the aforementioned will permit the Company to continue on its positive trend of increasing efficiency and coverage ratios and realizing its current strategy of creating a healthy and competitive financial structure for the Company in the medium term.

Grupo TMM, S.A.B. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

5.	Non-current assets available for sale and discontinued operations

On December 15, 2004, Kansas City Southern (KCS) entered into the Amended and Restated Acquisition Agreement (“AAA”) with Grupo TMM and other parties to acquire control of the railroad business of TFM through the purchase of shares of common stock of Grupo TFM. Under the terms of the AAA, KCS would acquire all of the interest of Grupo TMM in Grupo TFM for $200 million in cash; 18 million shares of KCS common stock; $47 million in a 5%, two-year promissory note subject to satisfaction of conditions of an escrow agreement; and up to $110 million payable in a combination of cash and stock related to the final resolution of the Value Added Tax (VAT) claim and Put Option (20% of the shares of TFM held by the Mexican Government) as such terms are defined in the AAA.

As of December 31, 2004, all of the conditions precedent to the closing contemplated in the AAA had been satisfied, with the exception of the approval of the shareholders of KCS, which was ultimately obtained on March 29, 2005.

On April 1, 2005, Grupo TMM received $594 million for the sale of its share interest in Grupo TFM to KCS, including $200 million in cash, $47 million in a 5% promissory note maturing on June 1, 2007, and 18 million common shares of KCS worth $347 million at that date. Furthermore, on March 13, 2006, Grupo TMM received an additional payment of $110 million from KCS in a combination of $35 million in cash, a $40 million note receivable that matures on April 1, 2010, and 1,494,469 shares of KCS stock valued at $35 million dependent on a favorable resolution of the VAT liability and the PUT. Due to the contingent nature of the latter receivable, it was not recognized as a receivable at the time of the sale, but until actual cash was collected in April 2006 with its corresponding revenue recognized as income from discontinued operations within the accompanying consolidated statement of operations for 2006.

The $200 million received in cash from the sale referred to above was used to fulfill the following obligations: i) around $70 million in principal and accrued interest to the Securitization Facility of Grupo TMM, ii) $34 million approximately to relieve the GM PUT (see Note 14), iii) $70 million were utilized on May 13, 2005, to prepay on a pro rata basis the 2007 secured Senior Notes (around $68 million for principal amount and around $2 million of accrued interest), and iv) $26 million approximately that were used to bear related expenses.

On December 6, 2005 the Company sold 18 million common shares of KCS to Morgan Stanley & Co. for aggregate gross proceeds of $400.5 million, which the Company used on January 17, 2006 to prepay an aggregate principal amount of $331 million and interest of $16 million of the 2007 Notes (see Note 14).

On December 7, 2006 the Company sold 1,494,469 shares of KCS as a result of an additional payment subject to the favorable resolution of the VAT liability, for $38.5 million.

On September 24, 2007, the Company announced that it had reached a settlement with KCS in connection with the arbitration procedure instituted under the terms of the AAA dated December 15, 2004 between Grupo TMM and KCS. This settlement terminates any and all controversies under the AAA and its ancilliary documents, and provides for mutual releases between the parties. Under the terms of the settlement, KCS paid Grupo TMM $54.1 million in cash and the obligations of KCS under the Indemnity Escrow Note and the Tax Escrow Note, which was payable in 2010, were terminated. In Grupo TMM’s financial statements, these Notes were carried at face value plus interest earned by $91.7 million, hence it was recognized in the accompanying consolidated statement of operations a loss from discontinued operations for 2007, in the amount of $38.6 million including $1 million of settlement expenses.

On October 15, 2007, the Company withdrew Trust Certificates from the accounts receivable securitization program in the amount of $50.0 million, plus a $2.0 million withdrawal premium by using the proceeds of the KCS settlement discussed above. In connection therewith,, the Indemnity Promissory Note and the Tax Promissory Note supporting the paid obligations were cancelled.

Grupo TMM, S.A.B. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

An analysis of the results of operations and cash flows of the discontinued operations on the railroad business, for the first quarter ended March 31, 2005, is as follows:

For the Three
Months Ended
March 31,
2005(1)

Transportation revenues	$157,459
Costs and expenses	127,726

Income on transportation	29,733
Other (expenses) income — Net	(1,511)

Operating income	28,222
Net financing cost	(26,586)

Income before income taxes and minority interest	1,636
Benefit from income taxes	1,787

Income before minority interest	3,423
Minority interest	(2,059)

Net income for the three months ended March 31, 2005	$1,364

Cash Flows:
Cash flows from operating activities:
Net income for the three months ended March 31, 2005	$1,364
Net cash provided by (used in) operating activities	(5,156)
Net cash used in investing activities	(9,089)
Net cash used in financing activities	—

Net increase (decrease) in cash and cash equivalents	(14,245)
Cash and cash equivalents at January 1, 2005	14,245

Cash and cash equivalents at March 31, 2005	$—

(1)	Only Railroad Business

The railroad business is included in the segment Railroad Division (see Note 24).

6.	Taxes receivable:

At December 31 2006 and 2007, taxes receivable are summarized as follows:

	2006	2007

Special tax on production and services	$162	$161
Income Tax and recoverable VAT	10,322	9,369
Other	79	193

	$10,563	$9,723

Grupo TMM, S.A.B. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

7.	Other accounts receivable:

At December 31 2006 and 2007, other accounts receivable are summarized as follows:

	2006	2007

Services for port, maritime and other operations	$10,926	$14,936
Insurance claims	1,911	2,521
Employees	2,515	2,289
Other	1,433	2,502
Former stockholders of Ademsa	1,016	698

	$17,801	$22,946

8.	Other current assets:

At December 31 2006 and 2007, the other current assets are summarized as follows:

	2006	2007

Prepaid expenses	$3,129	$4,824
Insurance	934	865
Prepaid insurance premiums	324	430
Other	38	—

	$4,425	$6,119

9.	Concession rights:

The Company also holds concessions to operate the cruise and vehicle terminal in Acapulco and the tugboat services in Manzanillo. The Manzanillo concession has been renewed for an additional eight year period in January 2007. Under these concession agreements, the Company has the obligation to keep in good condition the facilities contemplated under the concessions. At the end of the terms of the concession agreements, the concessions’ assets will revert to the Government. Therefore the concessions rights and the partial rights cessions set up rights in favour of the Federal Government (see Note 27).

Management believes the Company has complied with all the concessions’ requirement as of December 31, 2007.

At December 31 2006 and 2007, concession rights are summarized below:

			Estimated Useful
	2006	2007	Lives (years)

Integral Acapulco Port Administration(1)	$6,783	$6,783	25
Tugboats in the Port of Manzanillo(2)	2,170	2,170	8

	8,953	8,953
Accumulated amortization	(5,001)	(5,290)

Concession rights — Net	$3,952	$3,663

Amortization of concession rights was $0.5 million for each of the years ended December 31, 2005 and 2006, and $0.3 million for 2007.

(1)	Concession is due in June 2021.

(2)	Concession is due in January 2015. As of January 2007 the concession value has been fully amortized.

Grupo TMM, S.A.B. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

10.	Property, machinery and equipment, net:

At December 31, 2006 and 2007, property, machinery and equipment are summarized below:

	2006
	Balance at
	Beginning of						Balance at End
	Year-Net of						of Year-Net of	Estimated
	Accumulated				Transfers		Accumulated	Useful Life
	Depreciation	Adittions	Disposals		and Others	Depreciation	Depreciation	(Years)

Vessels	$89,507	$124,348	$—		$5,831	$12,107	$207,579	25
Dry - docks:
(major vessel repairs)	1,641	2,967	—		2,408	983	6,033	2.5
Buildings and installations	11,045	—	—		631	1,007	10,669	20 y 25
Warehousing equipment	92	—	—		1,181	23	1,250	10
Computer equipment	304	137	—		91	176	356	3 y 4
Terminal equipment	1,486	19	—		185	412	1,278	10
Ground transportation equipment	14,796	8,377	367		(1,869)	1,269	19,668	4.5 y 10
Other equipment	1,519	407	—		494	325	2,095

	120,390	136,255	367		8,952	16,302	248,928
Land	14,070	306	381		121	—	14,116
Construction in progress	31,357	17,786	22,886	(1)	(6,490)	—	19,767

	$165,817	$154,347	$23,634		$2,583 (2)	$16,302	$282,811

Grupo TMM, S.A.B. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

	2007
	Balance at					Balance at
	Beginning of					End of Year-
	Year-Net of					Net of	Estimated
	Accumulated			Transfers		Accumulated	Useful Life
	Depreciation	Adittions	Disposals	and Others	Depreciation	Depreciation	(Years)

Vessels	$207,579	$41,494	$72	$330	$14,352	$234,979	25
Dry - docks:
(major vessel repairs)	6,033	5,221	—	(741)	4,452	6,061	2.5
Buildings and installations	10,669	560	—	2,781	1,022	12,988	20 y 25
Warehousing equipment	1,250	57	—	83	246	1,144	10
Computer equipment	356	206	—	29	207	384	3 y 4
Terminal equipment	1,278	814	302	223	382	1,631	10
Ground transportation equipment	19,668	2,668	4,482	22,188	2,307	37,735	4.5 y 10
Other equipment	2,095	77	2	(341)	393	1,436

	248,928	51,097	4,858	24,552	23,361	296,358
Land	14,116	—	—	9,422	—	23,538
Construction in progress	19,767	49,643	4,825	(33,422)	—	31,163

	$282,811	$100,740	$9,683	$552	$23,361	$351,059

(1)	Includes $19.3 million impairment of long-lived assets, and $3.6 million of fiduciary rights cancellation

(2)	Includes assets from the acquisition of subsidiaries for $2.5 million and $0.1 million of translation adjustment from subsidiaries functional currency change.

The accumulated depreciation of property, machinery and equipment as of December 31, 2006 and 2007, was $103.1 million and $114.6 million, respectively.

11.	Prepaid expenses and other:

At December 31, 2006 and 2007, prepaid expenses are summarized as follows:

	2006	2007

Guarantee deposit	$812	$945
Prepaid expenses	2,221	2,616
Other share investments(1)	440	1,995
Derivative from interest rate hedging	—	957

	$3,473	$6,513

(1)	Includes investments in non-controlled companies.

Grupo TMM, S.A.B. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

12.	Investments in associates:

At December 31, 2006 and 2007, investments in associates are summarized as follows:

	Percentage of
	Ownership	2006	2007

Seglo, S.A. de C.V.	39%	$3,859	$4,660
Procesos Operativos de Materiales, S.A. de C.V.	39%	23	35

		$3,882	$4,695

13.	Intangible assets:

At December 31, 2006 and 2007, intangible assets are analyzed as follows:

	2006
	Balance at					Balance at
	Beginning of					End of	Estimated
	Year — Net of			Transfers	Amortization /	Year — Net of	Useful
	Accumulated			and	Impairment	Accumulated	Life
	Amortization	Adittions	Disposals	Cancellations	Test	Amortization	(Years)

Software	$21	$998	$—	$(603)	$22	$394	3 y 5
Goodwill	—	10,425	—	—	—	10,425
Trademarks(1)	9,000	—	—	—	—	9,000

	$9,021	$11,423	$—	$(603)	$22	$19,819

	2007
	Balance at					Balance at
	Beginning of					End of	Estimated
	Year — Net of			Transfers	Amortization /	Year — Net of	Useful
	Accumulated			and	Impairment	Accumulated	Life
	Amortization	Adittions	Disposals	Cancellations	Test	Amortization	(Years)

Software	$394	$456	$—	$307	$764	$393	3 y 5
Goodwill (Ademsa)(1)	10,425	—	—	—	—	10,425
Goodwill (ACM)(2)		8,057				8,057
Trademarks(3)	9,000	—	—	—	—	9,000
Non compete agreement(4)	—	10,300	—	—		10,300	5

	$19,819	$18,813	$—	$307	$764	$38,175

(1)	This goodwill arises from the business combination of Ademsa as the acquiree (See Note 1f). The customer relationship intangible asset was not recognized separately from goodwill in view that its fair value could not be measured reliably.

(2)	This goodwill arises from the Auto Hauling assets business acquisition in 2007.

(3)	On December 31, 2004, Grupo TMM acquired Marmex’ trademark rights from its former partner Seacor Marine International, LLC, for the amount of $9.0 million, which was presented as an item deducting the minority interest amount. As described in Note 1a), Grupo TMM acquired such minority interest and therefore the trademark rights are now classified within Intangible assets.

(4)	A stockholder with significant influence in the business decision making of Grupo TMM decided to sell her interest. In view that this individual had also knowledge of business plans, market condition, as well as relationships with customers and vendors of Grupo TMM, the Board of Directors approved the Company on

Grupo TMM, S.A.B. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

November 20, 2007, to enter into a non compete agreement for a 5 years period with this individual. It is important to mention that there is a significant penalty in case of no compliance with the non compete agreement.

14.	Debt:

Total debt, as of December 31, 2006 and 2007, is summarized as follows:

	2006	2007
	Net Borrowings	Net Borrowings

Short-term portion of long-term debt:
Trust Certificates Program (see Note 16)	$—	$7,240
DVB Bank América(4)	—	6,500
DC Automotriz Servicios(5)	—	1,625
Natexis Banques Populaires(1)	9,955	—
DZ Bank(4)	7,575	—
Westlb LB AG(2)	4,030	—
Bank of Tokio Mitsubishi(2)	3,117	—
HSBC, S.A.(6)	555	552
BBVA Bancomer, S.A.(6)	254	—
Santander Serfín, S.A.(6)	226	—
Interest payable	1,843	1,870

	$27,555	$17,787

	2006	2007
	Net Borrowings	Net Borrowings

Long-term debt:
Trust Certificates Program (see Note 16)	$—	$253,522
DVB Bank América(4)	—	39,983
DC Automotriz Servicios(5)	—	9,724
Natexis Banques Populaires(1)	46,025	—
Westlb LB AG(2)	41,031	—
Bank of Tokio Mitsubishi(2)	29,620	—
New Notes due 2007(3)	—	—
DZ Bank(4)	24,725	—

	$141,401	$303,229

(1)	In July 2005, Grupo TMM entered into two credit agreements to acquire two tanker vessels (Amatlán II and Choapas II), in the amount of $42.3 million at an average fixed rate of 7.8% for Amatlán II, and of $26 million at an average fixed rate of 8.0% for Choapas II, both with quarterly installments of principal and interest and a due date of August 15, 2010. In connection therewith, the Company established two trusts per each vessel; the first one is directed to secure revenue and debt repayment after obtaining the right to collect from PEMEX the services rendered; and the second one is directed to secure the vessel as collateral.

As result of the Fiduciary Trust Certificates new program issued on July 19, 2007(see Note 16), the Company prepaid the abovementioned debt in the amount of $52.0 million, including principal, interest and associated expenses with the transaction.

Grupo TMM, S.A.B. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

(2)	In February 2006, Grupo TMM (through Marmex Offshore, S.A. de C.V., a subsidiary — see Note 1) entered into two loan agreements to finance the purchase of 8 offshore vessels (Isla Arcas, Isla Azteca, Isla Guadalupe, Isla Colorada, Isla Creciente, Isla de Cedros, Isla Miramar and Isla Verde). In August and September 2006, the Company amended and supplemented one of these loan agreements to finance the purchase of an additional 2 offshore vessels (Isla Arboleda and Isla del Toro). The first three vessels (Isla Arcas, Isla Azteca and Isla Guadalupe) were financed through a single $19.8 million facility with a fixed rate of 8.12% maturing February 27, 2013; the next five vessels (Isla Colorada, Isla Creciente, Isla de Cedros, Isla Miramar and Isla Verde) were financed through a $31.9 million facility with an initial rate of 8.17% (comprised of a senior loan priced at Libor plus 200 basis points and a junior loan priced at 15.0% fixed) and maturing on February 27, 2013. In addition, the Isla Arboleda and Isla del Toro were financed with an addition of $4.9 million and $25.4 million, respectively, to this last facility, and with an initial rate of 8.58% and 8.53%, respectively (comprised of a senior loan priced at Libor plus 200 basis points and a junior loan priced at 15.0% fixed). Both additions also mature on February 27, 2013. The facilities described above have a schedule of repayment of principal and interest on a quarterly basis. In connection therewith, the Company established two trusts per each loan facility: the first one is directed to secure revenue and debt repayment after obtaining the right to collect the services rendered to PEMEX Exploration and PEMEX Refining, and other clients; and, the second one is directed to secure the vessels as collateral.

As result of the Fiduciary Trust Certificates new program issued on July 19, 2007(see Note 16), the Company prepaid the abovementioned debt for the amount of $78.8 million, including principal, interest and associated expenses with the transaction.

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

On August 11, 2004, Grupo TMM completed the Exchange Offer of its New Senior Secured Notes expiring in 2007 (the “New Notes due 2007”) upon the closing of a private exchange offer. Pursuant to the Exchange Offer, an aggregate amount of $170.7 million or approximately 96.5% of the 2003 notes were tendered and an aggregate amount of $197.1 million or approximately 98.6% of the 2006 notes were tendered. Holders of the 2003 and 2006 notes who tendered their respective 2003 and 2006 notes pursuant to the Exchange Offer received approximately $459.5 million aggregate principal amount of New Notes due 2007.

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

Also on August 11, 2004, with net proceeds from the sale of an additional $29 million in face amount of New Notes due 2007, the Company paid a) $7.2 million in cash in respect of the principal amount, plus accrued unpaid interest on all of the 2003 notes that were not tendered in the Exchange Offer, b) $0.4 million in cash in respect of the accrued unpaid interest on the 2006 notes that were not tendered in the Exchange Offer, and c) Financial advisory and other fees related to the consummation of the Exchange Offer.

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

Grupo TMM, S.A.B. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

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

On January 17, 2006 the Company used the “Restricted Cash” (resulting from the sale of 18 million shares of Kansas City Southern stock for an aggregate gross cash consideration of $400.5 million) to redeem a partial amount of New Notes due 2007, with a remaining balance of $16.9 million of restricted cash after such payment. As a result of this partial redemption, the Company also received a reduction in the interest rate payable in the New Notes due 2007, with 9.50% as the resulting rate. On May 15, 2006 the Company made another partial redemption of $1.1 million of New Notes due 2007, resulting in an aggregate outstanding balance of $155.8 million.

With the proceeds from the Securitization program (see note 15), on September 25, 2006 the Company redeemed the balance of $155.8 million of New Notes due 2007 in full. The total amount paid by the Company, including principal, accrued interest, fees and other expenses as contemplated under the indenture of the New Notes due 2007 was $159.9 million.

(4)	On February 2006, Grupo TMM (through Newmarmex, S.A. de C.V. “Newmarmex” — See Note 1) entered into a $18.0 million loan facility for the financing of twelve offshore vessels (Isla Arena, Isla Ballena, Isla Clarion, Isla Coronado, Isla Cozumel, Isla de Lobos, Isla del Carmen, Isla Montague, Isla Passavera, Isla Pelicano, Isla Tiburon and Marmex III) at a fixed rate of 11.92% and maturing on February 16, 2010. On April 2006, Grupo TMM (through Marmex International Services, S.A. de C.V. “MIS” — See Note 1) entered into a $21.8 million loan facility for the financing of one offshore vessel (Isla Grande) at a fixed rate of 8.5% and maturing on April 15, 2013.

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

In February 2007 DZ Bank transferred the credit rights to DVB Bank, thus becoming the new creditor

As result of the Fiduciary Trust Certificates new program issued on July 19, 2007 (see Note 16), the Company prepaid the 13 offshore vessels for the amount of $27.3 million, including principal, interest and associated expenses with the transaction.

In May and June 2007, the Company through its subsidiary TMM Parcel Tankers entered into a borrowing transactions to acquire two chemical vessels (Maya and Olmeca), the first one with a loan facility for $25.0 million, with an average interest rate of 7.42%, the senior note with a fixed rate of 6.88%, and the junior note with a fix rate of 11.365%, the second vessel loan facility for the amount of $27.5 million, with an average interest rate of 7.78%, the senior note with a fixed rate of 7.21%, and the junior note with a fixed interest rate of 11.07025%. Both loans are payable in monthly instalments of principal and interest,, maturing on May 25, 2017, and June 19, 2017, respectiely.

(5)	On July 19, 2007, the Company through its subsidiary Lacto Comercial Organizada, S.A. de C.V. (“Lacorsa”) entered into a Mexican peso-denominated loan facility in the amount of $11.5 million with a variable interest rate of 91 days TIIE (Mexico’s interbank equilibrium interest rate) plus 200 basis points, to acquire a service contract with DC Automotriz Servicios, S. de R.L. de C.V., and operating Auto Haulage assets. The loan facility

Grupo TMM, S.A.B. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

is payable in 84 consecutive monthly instalments, commencing in January 2008, and maturing in December 2014.

(6)	On December 2006, Grupo TMM acquired 100% of the capital stock of Ademsa — See Note 1f). At such time, Ademsa had three outstanding Mexican peso-denominated loans:

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

d) On December 17, 2007, ADEMSA renew the loan facility with HSBC for the amount of $0.55 million ($6.0 million pesos), for working capital, with principal repayment at maturity and monthly interest payments at TIIE plus 534 basis points and maturing on June 14, 2008.

Covenants-

The agreements related to the above-mentioned loans contemplate certain covenants including the observance of certain financial ratios, and restrictions on dividend payments and sales of assets, among others. Grupo TMM and its subsidiaries were in compliance with these covenants and restrictions at December 31, 2006 and 2007.

Interest expense amounted to $65,568, $26,853 and $23,630 million for the years ended December 31, 2005, 2006 and 2007, respectively. The weighted average interest rate paid was 11.91% in 2005, 9.50% in 2006 and 10.93% in 2007.

Maturity of long-term debt, as of December 31, 2006 and 2007, is as follows (book value amounts)

	2006	2007
	Net Borrowings	Net Borrowings

Maturity
2008	$24,104
2009	23,083	$21,873
2010	35,165	20,540
2011	9,664	20,123
2012	9,664	45,091
2013 and thereafter	39,721	195,602

	$141,401	$303,229

Grupo TMM, S.A.B. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

A summary of the estimated fair values of the Company’s bank loans and other obligations, as of December 31, 2006 and 2007, is shown below:

	2006		2007
	Book	Fair	Book	Fair
	Value	Value	Value	Value

Short-term debt:
Fixed-rate	$17,147	$17,147	$13,740	$13,740
Variable-rate	8,591	8,591	2,177	2,177
Transaction costs	(26)	—	—	—
Interest payable	1,843	—	1,870	—

	$27,555	$25,738	$17,787	$15,917

	2006		2007
	Book	Fair	Book	Fair
	value	value	value	value

Long-term debt:
Fixed rate	$81,991	$81,991	$42,500	$42,500
Variable rate	59,410	59,410	277,605	277,605
Transaction costs	—	—	(16,876)	—

	$141,401	$141,401	$303,229	$320,105

15.	Obligations from sale of receivables:

Pursuant to the securitization facility, the Company and certain of its subsidiaries sold receivables to a trust, which in turn, issued certificates to investors (“Certificates”). For accounting purposes, the securitization facility represents the total U.S. dollar amount for future services to be rendered to customers under the securitization facility.

On April 5, 2005 there was approximately $70.5 million of aggregate principal amount and interest on Certificates outstanding under the securitization facility, which was paid by the Company on such date using the cash proceeds received from the sale of Grupo TFM to KCS (See Note 5).

On September 25, 2006 the Company entered into a Securitization Facility with Deutsche Bank, AG for $200.0 million, using the same features and structure of the previous securitization deals. As of December 31, 2006 the outstanding balance under the Securitization Facility was $195.2 million (exclusive of $7.6 million of transaction cost and $1.7 million of interest payable) bearing a fixed annual rate of 12.47%. This new Securitization facility has restricted cash at December 31, 2006 and 2007 for the amount of $6.5 and $4.6 million respectively.

Under the terms of the Securitization facility, the Company pledged to Deutsche Bank AG (as certificateholder), the collection rights associated with the Indemnity Escrow Note (see Note 5). The consideration paid by KCS under the Indemnity Escrow Note will be released to the Company absent an event of default. If an event of default exists and is continuing as defined in the Securitization facility, the Indeminity Escrow Note proceeds will be applied to the repayment of a like amount of certificates under the Securitization facility.

In addition, the proceeds associated with the VAT Escrow Note (see Note 5) will be applied towards the reduction in certificates under the Securitization facility no later than 6 months after the receipt of such proceeds.

On October 15, 2007, the Company withdrew from the sale of receivables program certificates in the amount of $50.0 million plus $2.0 million premium. The resources applied to this prepayment came from the KCS settlement

Grupo TMM, S.A.B. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

(see Note 5). Also as a result of the settlement with KCS the Indemnity Promissory note and the Tax Promissory Note securing the payment obligations were cancelled.

As of December 2006 and 2007 the obligations from sale of receivables are summarized as follows:

	2006	2007

Serie 2006	$200,000	$200,000
Payments	(4,846)	(69,099)

Outstanding balance	195,154	130,901
Interest payable	1,756	1,178
Transaction cost	(7,566)	(5,254)
Current portion	(16,727)	(13,463)

Obligation for the sale of long-term accounts receivable	$172,617	$113,362

The maturities of the obligations from sale of receivables as of December 31, 2006 and 2007, are summarized as follows (book value amounts):

	2006	2007
	Debt — Net	Debt — Net

Maturity
2007	$16,727	$—
2008	16,909	12,285
2009	19,145	13,908
2010	64,751	47,040
2011	77,622	31,408
2012	—	26,260

	$195,154	$130,901

Covenants

The agreements related to the above-mentioned loans contemplate certain covenants including the observance of certain financial ratios, and restrictions on dividend payments and sales of assets. Grupo TMM and its subsidiaries were in compliance with these covenants and restrictions at December 31, 2006 and 2007.

16.	Trust certificates program:

On July 19, 2007, the Company sold receivable rights associated with 20 vessels of its fleet and pawned such vessels to the Issuer Trust F/460 constituted with JP Morgan, S.A. bank as a Trustee. This first tranche on the amount of $275.1 million (denominated in $3,000 million Mexican pesos) in Trust Certificates was carried out under the Trust Certificate Program for up to $825.4 million (denominated in $9,000 million Mexican pesos) established by the Company. The Trust Certificates corresponding to the First Tranche have a 20 year term and an AA (mex) credit rating issued by Fitch de Mexico, S.A. de C.V.

The product deriving from the First Tranche was used in a) prepayment of several bank credits on the amount of approximately $158.3 million including capital, interests and costs associated to such prepayment, b) payment of approximately $9.5 million in expenses and commissions related to this First Tranche, c) the provision of cash reserves on the amount of $33.7 million, and d) the remaining amount of $73.6 millions was delivered to the Company.

Grupo TMM, S.A.B. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

Interests deriving from this First Tranche will be payable bi-annually on December 15 and June 15 of the corresponding year, having hired a coverage derivate financial instrument (interest rate CAP) which allows for the trust’s maximum payable rate to be of an annual 11.50% during the first 3 years of the First Tranche’s maturity.

The First Tranche represents the total amount in U.S. Dollars for future services to be provided to the Contracting Parties, according to the Trust Certificate Program’s terms. The flow balance under this program as of December 31, 2007 was for $275.1 million (denominated in $3,000 million Mexican pesos) with an annual fixed interest rate of 10.05% for the first coupon payable on December 15, 2007, and a variable interest rate for the subsequent periods at an equivalent TIIE (Mexico’s interbank equilibrium interest rate) plus 225 base points. This First Tranche observes a cash restriction in order to guarantee certain operating obligations and potential payments which are compulsory for non-payment. The restricted cash balance as of December 31, 2007 was approximately $32.9 million.

Under the terms of the First Tranche, resources collected by the Issuer Trust will be used to cover for operating costs and expenses related to the 20 vessels, as well as to cover for principal and interests based on the agreed amortization. The remaining resources, if any, will be used in equal ratios to a) prospectively amortize the Certificates and b) to be delivered as free resources to the Company.

As of December 31, 2007 Trust Certificates are summarized as follows:

2007

Series 2007	$275,121
Payments	—

275,121
Interest payable	1,261
Transaction cost	(14,359)
Current portion	(8,501)

Trust Certificates, long-term	$253,522

The maturities of the trust certificates program as of December 31, 2007, are summarized as follows (book value amounts):

2007
Debt — Net

Maturity
2008	$7,240
2009	14,480
2010	14,480
2011	14,480
2012	14,480
2013 to 2027	209,961

$275,121

17.	Convertible notes:

On May 29, 2002, the Company entered into a Securities Purchase Agreement with the buyers named therein, pursuant to which the buyers agreed to purchase senior convertible notes (the “convertible notes”) into shares or ADS in an aggregate amount of $32.5 million. Additionally, note-linked securities (“NLSs”) were issued which

Grupo TMM, S.A.B. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

were exercisable for 1,311,290 of the Company’s Series A shares or ADS’s at an exercise price of $9.9139 per share or ADS for a term of three years after issuance.

Between December 31, 2002 and May 2, 2003, the Company repaid the convertible notes in full and in cash, therefore no convertible notes were converted into capital stock of the Company.

On May 29, 2005 the period to exercise the NLSs expired, and none of the holders thereof excercised the NLSs. The shares of Grupo TMM stock reserved for conversion of the convertible notes and for the NLSs were duly cancelled in a stockholders meeting held on August 18, 2006. The premium that arised from the issuance of those convertible notes ís now considered as a Capital premium within the stockholders’ equity.

On September 15, 2003 HTFP Investments, LLC, Gaia Offshore Water Fund, Ltd. and Caerus Fund, Ltd. filed a lawsuit against the Company seeking a judicial declaration to adjust the strike price and the underlying number of shares of Grupo TMM that could be exercisable under the NLSs. On June 5, 2006 the Company settled with these three claimants for an aggregate consideration of $1.8 million.

On September 14, 2006 Leonardo, L.P. (another purchaser under the Securities Purchase Agreement) filed a lawsuit against the Company seeking damages in the amount of $1.6 million in connection with the adjustment in the strike price and the underlying number of shares of Grupo TMM that could be exercisable under the NLSs. The Company answered this lawsuit seeking relief as the period during which Leonardo L.P. was entitled to enforce their rights under the NLSs had expired prior to this lawsuit, and as such, the Company is no longer liable for such damages. The Company will defend this lawsuit vigorously. It estimated that the result of this lawsuit will not exceed 50% of the claimed amount and such amount has been reserved.

On April 13, 2007, the Company reached an agreement with Leonardo L.P. to settle the abovementioned issue paying $0.85 million in 8 installments maturing on December 15, 2007, that were timely fulfilled.

18.	Balances and transactions with related parties:

At December 31, 2006 and 2007 the balances and transactions with related parties are summarized as follows:

	2006	2007

(*)Accounts receivable:
Seglo Operaciones Logísticas(1)	$62	$29

	$62	$29

(*)	The accounts receivable and payable due from or due to related parties were driven by the services disclosed in the transactions with related parties.

(1)	Seglo Operaciones Logísticas, S.A. de C.V. is a 50% jointly controlled interest by Grupo TMM carrying out supply and logistics operations for the automotive industry.

Grupo TMM, S.A.B. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

The most relevant transactions with related parties at December 2005, 2006 and 2007 are summarized as follows:

	2005	2006	2007

Income:
Management fee(1)	$137	$196	$231

Expense:
Administrative services(2)	2,977	2,843	2,723

Fees(2)	84	101	99

Personnel on board items(3)	116	—	—

(1)	Includes management fees billed by Grupo TMM S.A.B. and Servicios Corporativos TMM, S.A. de C.V. to Seglo S.A. in the amount of $46, $66 and $57, for the years ended December 31, 2005, 2006 and 2007, respectively. Also includes Seglo Operaciones Logisticas, S.A. de C.V. invoicing to Seglo S.A. de C.V. in 2005, 2006 and 2007 for $79, $37 and $84, respectively.

(2)	A transaction between Seglo Operaciones Logísticas, S.A. de C.V. and Seglo S.A. de C.V.

(3)	Personnel in Marmex from Seacor Marine LLC.

At December 31, 2005, 2006 and 2007, key management personnel compensation includes the following expenses:

	2005	2006	2007

Short-term employee benefits
Salaries	$4,809	$5,670	$6,365
Social security costs	876	89	83

	$5,685	$5,759	$6,448

19.	Accrued expenses:

At December 31, 2006 and 2007, accrued expenses are analyzed as follows:

	2006	2007

Taxes payable	$9,386	$17,067
General expenses	8,989	11,477
Operational expenses	16,793	8,603
Salaries and wages	2,038	2,319
Purchased services	407	464
Other	227	197

	$37,840	$40,127

20.	Other long term liabilities:

At December 31, 2006 and 2007, the other long term liabilities are summarized as follows

	2006	2007

Tax on dividends	$4,384	$4,384

Grupo TMM, S.A.B. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

This tax on dividends will become payable when the related declared dividends are actually paid.

21.	Stockholders’ equity:

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

After the purchase of 30,000 shares of common stock for treasury on December 14, 2007, the capital stock amounts to Ps 699,631, is fixed and is comprised of 56,933,137 Series “A” shares fully issued and outstanding, nominative, without nominal value and with full voting rights, which can be held only by persons or companies of Mexican nationality or Mexican companies that include among their by-laws an exclusion clause for foreign entities or individuals.

Dividends

Dividends paid are not subject to income tax if paid from the Net Tax Profit Account and will be taxed at a rate that fluctuates between 4.62% and 7.69% if they arise from the Reinvested Net Tax Profit Account. Dividends paid in excess of this account are subject to a tax equivalent to 38.89%.The tax is payable by the Company and may be credited against its income tax in the same year or the following two years. Dividends paid from previously taxed profits are not subject to tax withholding or additional tax payment.

The tax credit allowed under certain circumstances by the Mexican Income Tax Law is also applicable to offset advance income tax payments and not only against income tax payable for the year.

In the event of a capital reduction, any excess of stockholders’ equity over capital contributions, the latter restated in accordance with the provisions of the Income Tax Law, must be treaated as dividends.

Purchase of common stock for treasury

On December 14, 2007, at the Stockholders’ Meeting a program was approved to purchase common stock for treasury up to an amount of $10.0 million, which should not exceed net income. In connection therewith a reserve of $9.9 million was provided for in the accompanying statement of operations.

Grupo TMM, S.A.B. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

22.	Other (expenses) income — net:

At December 31, 2005, 2006 and 2007 other (expenses) income are summarized as follows:

	2005	2006	2007

Taxes recovered, net of (expenses) incurred	$453	$(55)	$5,811
Gain on sale of subsidiaries (Note 1)	3,520	—	4,975
Expenses incurred on corporate restructuring:	—	—
Officers dismissals	—	—	(7,049)
Outside consulting	—	—	(3,353)
Reserve for BIMMSA contingencies	(39)	—	—
Lease equipment excess	—	—	(3,390)
Sale of non productive assets	—	—	(1,289)
Goodwill impairment	(3,276)	—	—
Impairment of long-lived assets	—	(21,262)	—
Negative goodwill write-off	355	—	—
Provision for SSA management fees	(1,348)	(1,530)	(292)
Provision for labor contingencias	—	(1,080)	—
Other — Net	(687)	(139)	231

	$(1,022)	$(24,066)	$(4,356)

23.	Income tax, asset tax, corporate flat tax, and tax loss carryforwards:

Income tax

Under a specific ruling dated December 17, 2004, Grupo TMM obtained an authorization from the taxing authorities (Central Legal Administration for Large Taxpayers of the Ministry of Finance) to transfer the tax consolidation process that it had authorized to perform as the consolidation or holding company since 1991, to Repcorp, a company 92.30% owned by Grupo TMM.

This consolidation process transfer was effective January 1, 2005, once Grupo TMM complied with certain requirements called for by the aforementioned ruling.

Notwithstanding the reclassification from the tax consolidation regime, the same authority on November 8, 2006, determined that the above reclassification from tax consolidation was null and void, due to presumed nonperformances by Grupo TMM. For this reason the above reclassification from the tax consolidation regime never went into effect and, therefore, Grupo TMM should continue to act as the controlling entity of the consolidation group for tax purposes.

Pursuant to the above, the Company considered it necessary to file an appeal for annulment with the Federal Tax and Administration Court last January 30, 2007, so as to have a ruling that resolves to render the official letter issued by the tax authorities null and void. In the opinion of the external advisors of Grupo TMM who brought such action, the matter discussed herein is attainable since, in their opinion, it lacks the pertinent legal basis and reasons that all acts should have so as to be considered legal.

For the year ended December 31, 2005 and 2006, consolidated tax losses were incurred in the amounts of $626,501, and $70,277 respectively, whereas the taxable income for the year ended December 31, 2007, amounted to $267,809.

Grupo TMM, S.A.B. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

The difference between taxable and book income is due primarily to the gain or loss on inflation recognized for tax purposes, the difference between tax and book amortization and depreciation, as well as certain temporary differences reported in different periods for financial and tax purposes, and non-deductible expenses.

The benefit for income tax included in income for the year ended at December 31, 2005, 2006 and 2007, is computed as follows:

	2005	2006	2007

Current income tax	$(460)	$(1,076)	$(4,188)
Deferred income tax	63,186	29,288	5,201

Net Benefit	62,726	28,212	1,013
Asset tax	(705)	(397)	(169)

Benefit for income taxes	$62,021	$27,815	$844

Reconciliation of the income tax (provision) benefit based on the statutory income tax rate, to recorded income tax (provision) benefit for the years ended at December 31, 2005, 2006 and 2007, are as follows:

	2005	2006	2007

Loss before income taxes	$(85,892)	$(68,760)	$(29,193)

Income tax at 30% in 2005, 29% in 2006 and 28% in 2007	25,768	19,940	8,174
Increase (decrease) resulting from:
Difference in depreciation and amortization	3,756	(19,365)	(2,679)
Materials and supplies	(359)	7	(416)
Inflationary effects on monetary assets and liabilities — net	(6,524)	(2,450)	(2,912)
Taxable income from the vessel revenue securitization program	—	—	(93,694)
Inflationary effects related to indexing and exchange rate devaluation on tax loss carryforwards — net	(19,879)	48,528	28,898
Provisions and allowances for doubtful accounts	(16,263)	(3,163)	4,699
Sale of assets	2,940	367	507
Valuation allowance on tax loss carryforwards	(58,399)	(15,699)	58,937
Non-taxable revenue	7,800	791	2,079
Sale of shares	128,655	(390)	1,282
Non deductible expenses	(8,479)	(3,956)	(3,079)
Change in tax rates	2,812	3,252	(362)
Other — net	193	(47)	(590)

Net income tax benefit	$62,021	$27,815	$844

In accordance with a modification to the Mexican income tax law the general corporate tax rate is 28% for the year 2007 and subsequent years.

Grupo TMM, S.A.B. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

The components of deferred tax assets and (liabilities) for the years ended Decembre 31, 2006 and 2007, are comprised of the following:

	2006	2007

Tax loss carryforwards	$283,161	$234,437
Valuation allowance	(147,220)	(88,283)

	135,941	146,154
Income tax paid on dividends	364	—
Inventories and provisions, net	4,710	5,655
Concession rights and property, machinery and equipment	(28,182)	(35,991)

Net deferred tax assets	$112,833	$115,818

The Company has recognized deferred tax assets related to its tax loss carryforwards as well as its subsidiaries and other items after evaluating the reversal of existing taxable temporary differences. To the extent that the balance of the deferred tax assets exceeds the existing temporary differences. Management has evaluated the recoverability of such amounts by estimating future taxable profits in the foreseeable future which extend from 2008 through 2012. The tax profits include estimates of profitability and macroeconomic assumptions which are based on management’s best judgement (See Note 4).

Asset tax

Until December 31, 2006, asset tax was assessed at a 1.8% rate on the amount resulting from reducing the face value of certain debts from the restated value of assets. Payments made on income tax during the same period could be credited against asset tax. The excess of payments on asset tax over income tax due in the period may be recovered in the following ten fiscal years, provided that income tax exceeds asset tax in an amount equivalent to the restated value of that amount paid. In addition, the difference resulting from subtracting the asset tax of the last three years from income tax could be taken as a tax credit against the tax of the year. Effective January 1, 2007, the base of computation and the statutory rate of the asset tax was amended. The new base should have been determined based on the assets with no reduction of any debt, and the tax rate was 1.25% instead of 1.8%. Effective January 1, 2008, the asset tax was abrogated.

Corporate flat tax (IETU)

Effective January 1, 2008, the Corporate Flat Tax Law is in force. This new Law also abrogated the Asset Tax Law.

The Corporate Flat Tax (IETU — for its Spanish acronym) of the period will be calculated by applying a 17.5% rate (transitorily, the IETU rate will be 16.5% for 2008, 17% for 2009, and 17.5% for 2010 and thereon) to income determined based on cash flows, which results by reducing authorized deductions from the total income received from activities to which it applies. The so-called IETU credits are reduced from the above income, as provided for in currently enacted legislation.

IETU credits are amounts that can be reduced from the IETU itself, which include, among other things, IETU loss carryforwards, credits on salaries, social security contributions, and deductions of some assets such as inventories and fixed assets, during the transition period as a result of the effectiveness of the IETU.

The IETU is a tax that co-exists with Income Tax, therefore, it will be subject to the following:

a)	If the amount of the IETU exceeds Income Tax of the same period, the Company will pay IETU. Pursuant to the foregoing, the Company will reduce Income Tax paid in the same period from the IETU of the period.

b)	If the IETU is less that Income Tax of the same period, the company will not pay IETU in the period.

Grupo TMM, S.A.B. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

c)	If the IETU base is negative due to deductions that exceed taxable income, there will be no IETU due. In addition, the amount of that base multiplied by the IETU rate results in a IETU credit that can be offset against Income Tax of the same period or, if applicable, against the IETU of subsequent periods.

Tax loss carryforwards

At December 31, 2007, Grupo TMM had tax loss carryforwards on a tax consolidation basis, which under the Mexican Income Tax Law are inflation-indexed through the date of utilization as follows:

	Inflation-Indexed
	Amounts up to June
Year in Which Loss	2007, in Thousands of	Year of
Arose	US Dollars	Expiration

2004	11,619	2014
2005	652,655	2015
2005	559	2015
2006	48,484	2016
2007	1,275	2016

	$714,592

24.	Financial information by segment:

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

Grupo TMM, S.A.B. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

Information for each operating segment is as follows:

					Elimination
					Between
	Specialized		Ports and	Railroad	Segments
	Maritime	Logistics	Terminals	Division	and Shared	Total
December 31, 2005	Division	Division	Division	(*)	Accounts	Consolidated

Transportation revenues	$159,575	$108,403	$38,853	$170,088	$(12,861)	$464,058
Costs and expenses	(129,523)	(107,260)	(35,625)	(117,925)	(4,475)	(394,808)
Depreciation and amortization	(7,887)	(2,193)	(2,266)	(22,431)	(22)	(34,799)

Income on transportation	$22,165	$(1,050)	$962	$29,732	$(17,358)	$34,451

Costs, expenses and income not allocated						136,853

Net gain for the year attributable to equity holders of Grupo TMM, S.A.B.						$171,304

Total assets by segment	$254,178	$96,952	$67,637	$—	$—	$418,767
Shared assets	—	—	—	—	374,359	374,359

Total assets	$254,178	$96,952	$67,637	$—	$374,359	$793,126

Total liabilities by segment	$62,665	$39,938	$1,605	$—	$—	$104,208
Shared liabilities	—	—	—	—	552,172	552,172

Total liabilities	$62,665	$39,938	$1,605	$—	$552,172	$656,380

Total capital expenditures by segment	$92,137	$11,657	$1,329	$43,339	$—	$148,462
Shared non-cash transactions	—	—	—	—	3,948	3,948

Total non-cash transactions	$92,137	$11,657	$1,329	$43,339	$3,948	$152,410

(*)	For the three months ended March 31, 2005.

Grupo TMM, S.A.B. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

				Elimination
				Between
	Specialized		Ports and	Segments
	Maritime	Logistics	Terminals	and Shared	Total
December 31, 2006	Division	Division	Division	Accounts	Consolidated

Transportation revenues	$146,425	$93,890	$8,121	$(288)	$248,148
Costs and expenses	(101,641)	(94,511)	(5,684)	(18,646)	(220,482)
Depreciation and amortization	(13,434)	(1,814)	(1,050)	(234)	(16,532)

Income on transportation	$31,350	$(2,435)	$1,387	$(19,168)	$11,134

Costs, expenses and income not allocated					58,774

Net gain for the year attributable to equity holders of Grupo TMM, S.A.B.					$69,908

Total assets by segment	$450,639	$125,604	$62,801	$—	$639,044
Shared assets	—	—	—	(3,588)	(3,588)

Total assets	$450,639	$125,604	$62,801	$(3,588)	$635,456

Total liabilities by segment	$276,377	$93,217	$273	$—	$369,867
Shared liabilities	—	—	—	74,245	74,245

Total liabilities	$276,377	$93,217	$273	$74,245	$444,112

Total capital expenditures by segment	$159,430	$22,237	$1,099	$—	$182,766
Shared non-cash transactions	—	—	—	1,536	1,536

Total non-cash transactions	$159,430	$22,237	$1,099	$1,536	$184,302

				Elimination
				Between
	Specialized		Ports and	Segments
	Maritime	Logistics	Terminals	and Shared	Total
December 31, 2007	Division	Division	Division	Accounts	Consolidated

Transportation revenues	$179,170	$115,873	$8,495	$(282)	$303,256
Costs and expenses	(116,974)	(113,792)	(6,067)	(17,074)	(253,907)
Depreciation and amortization	(18,136)	(5,436)	(1,046)	(1,034)	(25,652)

Income on transportation	$44,060	$(3,355)	$1,382	$(18,390)	$23,697

Costs, expenses and income not allocated					(90,769)

Net gain for the year attributable to equity holders of Grupo TMM, S.A.B.					$(67,072)

Total assets by segment	$424,212	$121,066	$31,502	$—	$576,780
Shared assets	—	—	—	85,394	85,394

Total assets	$424,212	$121,066	$31,502	$85,394	$662,174

Total liabilities by segment	$430,485	$138,445	$3,987	$—	$572,917
Shared liabilities	—	—	—	(29,605)	(29,605)

Total liabilities	$430,485	$138,445	$3,987	$(29,605)	$543,312

Total capital expenditures by segment	$56,874	$44,765	$911	$—	$102,550
Shared non-cash transactions	—	—	—	1,961	1,961

Total non-cash transactions	$56,874	$44,765	$911	$1,961	$104,511

Grupo TMM, S.A.B. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

25.	Employee obligations:

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

The following is a breakdown of the net labor cost of seniority premium and pension benefits, together with the actuarial estimation of the present value of this benefit, as well as the basic actuarial assumptions for the calculation of these labor obligations for the years ended at December 31, 2005, 2006 and 2007:

	2005	2006	2007

Labor cost	$442	$135	$145
Financial cost	1,044	188	757
Return on plan assets	(182)	(170)	(163)
Amortization of the transitory obligation and variations in assumptions	—	28	(126)

Net period cost	$1,304	$181	$613

The following is a breakdown of the net labor cost of other compensation to employees payable at the end of employment, together with the actuarial estimation of the present value of this benefit, as well as the basic actuarial assumptions for the calculation of these labor obligations for the years ended at December 31, 2005, 2006 and 2007;

	2005	2006	2007

Labor cost	$334	$464	$548
Financial cost	249	426	537
Amortization of the transitory obligation and variations in assumptions	187	135	210

Net period cost	$770	$1,025	$1,295

On December 31, 2006, the Company decided to modify the retirement pension plan in one of its subsidiaries, maintaining the benefits for the personnel already pensioned, that would represent a substantial reduction in future net period costs. The change in the plan resulted in a significant cost reduction in the period in the amount of $2.7 million, and a provision of $1.0 million to compensate some employees.

At December 31, 2006 and 2007 the pensions and seniority premiums are summarized as follows:

	2006	2007

Defined benefit obligation (DBO)	$8,982	$9,179
Plan assets	(1,905)	(4,210)
Unamortized transition amount	314	21

Reserve for pensions and seniority premiums	$7,391	$4,990

Grupo TMM, S.A.B. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

At December 31, 2006, and 2007 the DBO for the pensions and seniority premiums are summarized as follows:

	2006	2007

Defined benefit obligation at beginning of year	$8,797	$8,982
Labor cost	135	145
Financial cost	750	680
Benefits paid	(936)	(1,058)
Other	(28)	(22)
Actuarial loss (gain)	264	452

Defined benefit obligation at end of year	$8,982	$9,179

At December 31, 2006, and 2007 the plan assets of the pensions and seniority premiums are summarized as follows:

	2006	2007

Fair value of plan assets at beginning of year	$1,963	$1,905
Return on plan assets	170	163
Plan contributions	0	3,443
Benefits paid	(135)	(912)
Actuarial loss (gain)	(93)	(389)

Fair value of plan assets at end of year	$1,905	$4,210

At December 31, 2006 and 2007, the termination of the working relationship is summarized as follows:

	2006	2007

DBO	$6,858	$8,446
Amortizable transition assets	(886)	(939)

Reserve for termination of the working relationship	$5,972	$7,507

At December 31, 2006 and 2007, the DBO for termination of the working relationship is summarized as follows:

	2006	2007

Defined benefit obligation at beginning of year	$5,650	$6,858
Labor cost	510	548
Financial cost	431	533
Benefits paid	(74)	(685)
Other	137	(142)
Actuarial loss (gain)	204	1,334

Defined benefit obligation at end of year	$6,858	$8,446

Grupo TMM, S.A.B. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

At December 31, 2006 and 2007, the changes in the pension plan, seniority premium, and termination plan are summarized as follows:

	2006	2007

Reserve for obligations at beginning of year	$11,233	$13,363
Net period cost	1,206	1,908
Modifications to the plan	(2,687)	—
Personnel turnover	421	47
Plan contributions	—	(3,443)
Benefits paid	(443)	(855)
Employee indemnity provision recognized in capital directly	3,633	1,477

Reserve for obligations at end of year	$13,363	$12,497

Plan assets are comprised mainly of investments at fixed rates, marketable securities authorized as investments for pension plans by the National Banking and Securities Commission (CNBV) and treasury certificates issued by the Mexican government. At December 31, 2007, the plan assets include 1.6 million of Grupo TMM’s shares in the amount of $3.7 million.

The economic assumptions on discount rates, salary and long-term return increases used in the valuation of the projected benefit obligation, were 9% and 5% in 2006 and 2007 respectively.

At December 31, 2006, and 2007 the Company recorded a provision for indemnification payments to employees of $3.6, and $1.5 million, respectively, charged directly to equity in accordance with the provisions of IFRS 19 Employee Benefits.

At December 31, 2007, approximately 80% of the Company’s employees work under collective agreements that are subject to annual salary reviews and bi-annually, for other compensations. Grupo TMM has 6,861 and 5,055 employees as of December 31, 2007 and 2006, respectively.

26.	Net Income (loss) per share:

At December 31, 2005, 2006 and 2007, earnings (loss) per share are calculated based on the weighted average number of shares outstanding during the year. There are no potentially dilutive instruments outstanding, therefore basic and diluted earnings (losses) per share are the same:

	2005	2006	2007

Net income (loss) for the year	$171,304	$69,908	$(67,072)
Weighted average number of shares outstanding (thousands)	56,963	56,963	56,962
Basic gain/(loss) per share attributable to Grupo	$3.007	$1.227	$(1.177)

27.	Commitments and contingencies:

a)	Commitments:

Concession Duties

Pursuant to the concession under which it operates the ports and tugboat services, the Company must make monthly fixed and variable rental payments. Such payments totaled $285, $322 and $376 million in 2005, 2006 and 2007, respectively.

Grupo TMM, S.A.B. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

Leases and charters

The Company uses various bareboat and time-chartered vessels to supplement its fleet for periods ranging from seven months to ten years. The related charter expenses were $70, in 2005, $37, in 2006 and $52 million, in 2007.

At December 31, 2006 and 2007, an analysis of minimum future charter and lease payments specified in the related agreements is as follows:

Year	2006	2007

2007	46,962	—
2008	31,605	52,398
2009	8,098	13,532
2010	—	4,836
2011	—	1,047

	$86,665	$71,813

As part of its truck and trailer fleet renewal program, the Company has entered into a long-term operating lease agreements for such equipment, maturing in 2017.

As of December 31, 2006 and 2007, the minimum rental payments for these operating leases are as follows:

Year	2006	2007

2007	3,181	—
2008	3,922	4,369
2009	3,605	4,064
2010	3,068	3,475
2011	2,282	2,611
2012 and thereafter	3,526	4,077

	$19,584	$18,596

b)	Contingencies:

I)	SSA Claims-

On July 2006 and February 2007, Grupo TMM received two claim notices from SSA Mexico, S.A. de C.V. (“SSA”) in relation to certain contingencies affecting SSA (formerly TMM Puertos y Terminales, S.A. de C.V.), which are still pending of resolution between SSA and the relevant authorities. Grupo TMM considers such claims to be without merit and is of the position that the Company is not required to indemnify SSA under the terms of the agreements between both parties.

On July 4, 2007, SSA filed an arbitration claiming to Grupo TMM, for the reimbursement of the 2003 profit sharing that SSA had to pay to its employees. The amount claimed is approximately $3.0 million. As mentioned before Grupo TMM position is that SSA’s claim has no merit.

II)	Refined Product Services (“RPS”) Claim.

On August 7, 2007, Transportación Maritima Mexicana, S.A. de C.V. (“TMM”) file an arbitration claiming to RPS for the amount of $0.05 million, for some expenses incurred by TMM in the Palenque’s re-delivered vessel.

On October 19, 2007 RPS sued TMM, for unreasonable issues and damages caused to the Palenque vessel in the amount of $3.0 million.

Grupo TMM, S.A.B. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

TMM has enough supports to face RPS claim, also the amount claimed by RPS is excessive and for non supported issues.

III)  Mutual claims between TMM and Worldwide Services, Ltd (“WWS”)

In December 2007, TMM and WWS failed claims against each other, TMM claim is in the amount of $0.343 million for fuel and low performance of the Veracruz vessel, and WWS claim is in the amount of $1.332 million, mainly an over-performance of the same vessel.

TMM and WWS are negotiating both companies’ claims before going into arbitration.

IV)	Other legal proceedings

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

The Company has transactions and relationships with related parties. Because of these relationships, in accordance with the Mexican Income Tax Law, the Company must obtain a transfer pricing study for the transactions that took place during 2007 that confirms that the terms of these transactions are the same as those that would result from transactions among wholly unrelated parties. The Company is in the process of completing this study.

28.	Financial risk management, objectives and policy:

Grupo TMM’s main financial instruments, other than derivate financial instruments, are bank loans, securitization structures for future income, cash and short term deposits. The main objective of these financial instruments is to provide the Company with all necessary funds to properly perform its operations. The Company has several other financial assets and liabilities, such as commercial credits and commercial payables, which arise directly from its operations.

Grupo TMM also enters into derivate transactions, which mainly include interest rate CAPs as described in Note 16. The objective is to manage variable interest rate risks arising from the Company’s operations and from its financing sources. The method to acknowledge the resulting gain or loss depends on the coverage nature.

Main risks arising from the Company’s financial instruments are the cash flow risk deriving from interest rate variations, liquidity risk, interest rate risk and credit risk. The Company analyzes the risks and determines management policies for each of these risks as described in the following summary:

Changes in the derivates fair value which are designated and labeled as cash flow coverage and which are highly effective, are recognized in stockholders’equity. When the projected transaction or commitment by a company brings about the acknowledgement of an asset (e.g. property, machinery and equipment) or a liability, earnings and losses previously recognized in stockholders’equity are transferred and included in the initial assessment of the asset or liability cost. Otherwise, earnings and losses previously recognized in stockholders’equity are transferred to the consolidated income statement of operations and are classified as income or expense in the same periods in which the company providing the coverage committed itself to doing so or whenever a projected transaction affects the consolidated statement of operations (e.g. when the projected sale takes place).

Changes in any derivate fair value not qualifying to be registered in the books as coverage under IAS 39, are immediately recognized in the consolidated statement of operations.

Grupo TMM, S.A.B. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

When a determined coverage is due or sold, or whenever it does not meet the criteria to be recognized in in the books under IAS 39, any cumulative earning or loss is recorded in stockholders’equity in that moment and remains in it until the committed or projected transaction is finally acknowledged in the consolidated statement of operations. When a committed or projected transaction is no longer expected to occur, the cumulative earnings or losses recorded in stockholders’equity are immediately acknowledged in the consolidated statement of operations.

Fair value of financial instruments

Fair value estimated amounts are determined by the Company through the use of available information in the market, as well as through appropriate assessment methods. However, it is essential to apply a considerable good judgment when interpreting market information in order to estimate the fair value.

Fair value of cash and cash equivalents, receivables, short-term debt and payables, are netted to record values according to the short-term maturity of these instruments.

Fair value of the Company’s loans as well as of other financial obligations, is estimated based upon prices quoted within the markets or, alternatively, based upon financing rates offered to the Company for loans with the same maturity periods at the end of each year. Debt with variable interest rates generally represents rates available for the Company in effect as of December 31, 2007 for the issue of debt under similar terms and maturity periods and, therefore, book record values of these obligations are a reasonable estimate of their fair value.

Cash flow risk

The Group’s exposure to market interest rates variations is mainly related to its long-term debt obligations under floating interest rates.

The Group’s policy is to manage its interests cost by using a combination of a fixed and variable rate of debts. At the end of 2007 the Group held 40% of its loans at fixed interest rates. Moreover, one of its obligations was covered by an interest rate CAP of not more than 11.5%. In order to manage this combination with an efficient cost, the Group enters into interest rate swaps, where it commits itself to interchanging, at determined intervals, the difference between the fixed interest rate and the variable interest rate at amounts that are calculated in reference to an agreed theoretical amount of principal, through agreements in which the Group receives the difference in excess of the maximum interest rate determined in the contracts. This exchange is aimed to cover for the underlying debt obligations. As of December 31, 2007, and after considering the interest rates swaps and CAP’s, approximately 40% of the Group’s loans are in a fixed situation or are covered by an interest rate CAP.

Foreign currency risk

As a result of important operations within Mexico, the Group’s balance may be significantly affected by the interest rate fluctuations between Mexican Pesos and U.S. Dollars. The Group does not cover for this exposure. The Group has the objective of minimizing its exposure effects in functional currency by obtaining Mexican pesos denominated debt. During 2007, the Company issued Trust Certificates in the amount of $3,000 million pesos.

The Group also faces a transactional currency exposure. This exposure derives from sales and acquisitions made in foreign currencies other than U.S. dollars, which is the Group’s functional currency. Around 40% of the Group’s sales are denominated in Mexican pesos, while almost 62% of its costs are also denominated in Mexican pesos.

Grupo TMM, S.A.B. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

As of December 31, 2006 and 2007, the Company had monetary assets and liabilities denominated in foreign currencies other than U.S. dollars, classified according to its corresponding interbank exchange rate as related to the U.S. dollar, as follows:

	2006	2007

Assets in Mexican pesos	$50,035	$88,458
Assets in other currencies	384	411
Liabilities in Mexican pesos	(47,453)	(335,438)
Liabilities in other currencies	(338)	(258)

	$2,628	$(246,827)

As of December 31, 2006 and 2007, the exchange rate was 10.8116 and 10.9043 Mexican pesos per U.S. dollar, respectively. As of the date of issuance of the accompanyng audited consolidated financial statement, the exchange rate was 10.5503 Mexican pesos per U.S. dollar and the Company’s monetary asset and liability position (unaudited) is similar to the one prevailing as of December 31, 2007.

Commodity prices risk

The Company does not handle commodities, therefore this risk is inexistent.

Interest rates risks

The Company’s earnings and its operations cash flows are considerably independent from changes in the market interest rates. Grupo TMM’s policy is to obtain fixed rated instruments in its loans and, in case that a loan has a variable interest rate, the Company’s policy is to obtain all needed derivate financial instruments in order to fix such rate. As of December 31, 2007, the Company had $187 million and $280 million of debt leased at a fixed and variable rate, respectively.

The amount variable rate debt associated with the First Tranche of the Trust Certificate Program, which amounts to $275 million USD ($3,000 million Mexican pesos), has an interest rate CAP allowing for the maximum payable rate demanded to the Issuing Trust to be of an annual 11.50% during the first three years of the First Tranche’s effectiveness.

Credit risk

The Group only enters into commercial negotiations with solvent third parties. Grupo TMM’s policy is that all of the customers who prefer to operate under credit conditions, are subject to credit verification procedures. Moreover, receivable balances are permanently watched for, thus reducing the Group’s exposure to receivables.

Regarding the credit risks deriving from other financial assets of Grupo TMM, which include cash and cash equivalents, financial assets available for sale and certain derivate instruments, Grupo TMM’s exposure to risks is related to the possibility of non-compliance by its counterparts, with a maximum exposure which is equivalent to the sum of such instruments. Due to the fact that Grupo TMM only performs this kind of operations with third parties whose solvency is thoroughly acknowledged, the Company does not demand for guarantees.

Risk concentration

In 2007 the Company obtained revenues from PEMEX Refining and PEMEX Exploration and Production, representing 18% and 15% of its total revenues, respectively. None of the rest of its customer represents more than 8% of total revenues.

The Company assesses its customer financial situation and accrues a delinquency accounts reserve if needed.

Grupo TMM, S.A.B. and Subsidiaries

Notes to the Consolidated Financial Statements — (Continued)

Liquidity risk

The Group’s objective is to maintain proper balance between financing continuity and flexibility through the use of bank loans and securitization. As of December 31, 2007, only 6% of the Group’s financial liabilities are due during the upcoming 12 months.

Capital management

With the objective of improving its stockholderes’ profitability, the Company will contract debt under the best possible market conditions in order to invest in fixed operating assets which will, at the same time, allow it to keep a proper relationship between the capital value and its debt.

29.	Subsequent events:

Vessels acquisition and loan facilities

On January 9, 2008 to acquire two tugboats Grupo TMM through its subsidiary TMM Remolcadores, S.A. de C.V., entered into a loan facility in the amount of $119 million, for 7 years at a fixed interest rate of 6.35% with quarterly installments of principal and interest.

On January 24, 2008 to acquire vessels Grupo TMM trough its subsidiary TMM Flota Maritima, S.A. de C.V. (“TMM Flota Maritima”), entered into a loan facility up to $100.0 million, such construction vessels to be delivered in 2008-2010. TMM Flota Maritima acquired two supplier vessels in the aggregate amount of $32.85 million, for 7 years and a starting average interest rate of 5.98%, a senior note with a variable interest rate of Libor plus 185 basis points, and a junior note with a variable interest rate of Libor plus 400 basis points.

Trust certificates program

On April 30, 2008, Grupo TMM issued securities under the second tranche of the Trust Certificates Program in the amount of Ps. 1.55 billion, at TIIE (Mexico’s interbank equilibrium interest rate) plus 195 basis points. The proceeds from the second tranche of this program will be used to acquire additional offshore vessels, to repay existing debt, to fund required cash reserves and to pay issuance related expenses.

ITEM 19.	EXHIBITS

Documents filed as exhibits to this Annual Report:

Exhibit
No.		Exhibit

1.1		Bylaws of Grupo TMM, S.A. (now Grupo TMM, S.A.B.), together with an English translation, as registered with the Public Registry of Commerce on September 26, 2002 (incorporated by reference to Exhibit 1.1 of the Annual Report on Form 20-F for the year ended December 31, 2004).
1	.2*	Amended and Restated Bylaws of Grupo TMM, S.A.B., as registered with the Public Registry of Commerce on February 23, 2007 (translation).
2.1		Specimen Ordinary Participation Certificate, together with an English translation (incorporated herein by reference to Exhibit 4.1 of the Registration Statement on Form F-1 — Registration No. 33-47334).
2.2		Form of Deposit Agreement for Series A Ordinary Participation Certificate American Depositary Shares among the Company, Citibank, as depositary and all holders and beneficial owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder (incorporated by reference to Exhibit 4.4 of the Company’s Registration Statement on Form F-4 — Registration No. 333-14194).
2.3		Trust Agreement, dated November 24, 1989 (the “CPO Trust Agreement”), between Nacional Financiera, S.N.C., as grantor, and as CPO Trustee, together with an English translation (incorporated herein by reference to Exhibit 4.4 of the Registration Statement on Form F-1 — Registration No. 33-47334).
2.4		Public Deed, dated January 28, 1992, together with an English translation (incorporated herein by reference to Exhibit 4.5 of the Registration Statement on Form F-1 — Registration No. 33-47334).
2.5		Amended and Restated Indenture, dated as of January 25, 2001, to the Indenture dated as of May 12, 1996, between the Company and The Bank of New York, as trustee (incorporated herein by reference to Exhibit 2.2 of TMM’s Annual Report on Form 20-F for fiscal 2000).
2.6		Specimen Global Note representing the 2006 Notes (incorporated herein by reference to Exhibit 4.3 of the Registration Statement of Form F-4 — File No. 333-8322).
2.7		Letter Agreement, dated as of May 22, 2002, by and between Citibank, N.A., as Depositary and the Company, supplementing the Deposit Agreement for the Series A Ordinary Participation Certificate American Depositary Shares (incorporated by reference to the Registration Statement on Form F-3 — Registration No. 333-90710)
2.8		Irrevocable Instruction Letter, dated as of May 22, 2002, between the Company and Citibank, as Depositary (incorporated by reference to the Registration Statement on Form F-3 — Registration No. 333-90710)
2.9		Indenture by and between Grupo TMM, S.A.(now Grupo TMM, S.A.B.) as Issuer, the Guarantors named therein, and The Bank of New York, as Trustee, dated as of August 11, 2004, governing Senior Secured Notes due 2007 (including Form of Senior Secured Note due 2007) (incorporated herein by reference to Exhibit 2.9 of TMM’s Annual Report on Form 20-F for fiscal 2005)
3.1		CPO Trust Agreement (incorporated herein by reference to Exhibit 4.4 of the Registration Statement on Form F-1 — Registration No. 33-47334)
4.1		Euro-Commercial Paper Dealer Agreement, dated April 30, 1999, between TMM and Chase Manhattan International Limited (“CMIL”), as Dealer translation (incorporated herein by reference to Exhibit 4.2 of TMM’s Annual Report on Form 20-F for fiscal 2000)
4.2		Supplemental Dealer Agreement, dated June 18, 1999, between TMM and CMIL (incorporated herein by reference to Exhibit 4.3 of TMM’s Annual Report on Form 20-F for fiscal 2000)
4.3		Issue and Paying Agency Agreement, dated April 30, 1999, among TMM, The Chase Manhattan Bank, London Branch, the Chase Manhattan Bank, New York City Office and the Chase Manhattan Bank Luxembourg, S.A. (incorporated herein by reference to Exhibit 4.4 of TMM’s Annual Report on Form 20-F for fiscal 2000)
4.4		Acquisition Agreement dated as of April 21, 2003, by and among Kansas City Southern, KARA Sub, Inc., Grupo TMM, S.A. (now Grupo TMM, S.A.B.), TMM Holdings, S.A. de C.V. and TMM Multimodal, S.A. de C.V. (incorporated by reference to Exhibit 10.25 of the Registration Statement on Form F-4 — Registration No. 333-99075 submitted to the Securities and Exchange Commission on April 24, 2003)

Exhibit
No.		Exhibit

4.5		Stock Purchase Agreement dated as of April 21, 2003, by and among Kansas City Southern, Grupo TMM, S.A. (now Grupo TMM, S.A.B.) and Grupo TFM, S.A. de C.V. (incorporated by reference to Exhibit 10.26 of the Registration Statement on Form F-4 — Registration No. 333-99075 submitted to the Securities and Exchange Commission on April 24, 2003).
4.6		Stock Purchase Agreement dated as of April 10, 2003, by and among Mexico Ports & Terminals Holdings, S.A. de C.V, SSA Mexico, Inc., División de Negocio Especializado, S.A. and Inmobiliaria TMM, S.A. de C.V. (incorporated by reference to Exhibit 10.27 of the Registration Statement on Form F-4 — Registration No. 333-99075 submitted to the Securities and Exchange Commission on April 24, 2003)
4.7		Amended and Restated Acquisition Agreement dated as of December 15, 2004, by and among Grupo TMM, S.A. de C.V. (now Grupo TMM, S.A.B.), TMM Multimodal, S.A. de C.V., TMM Holdings, S.A. de C.V., Kansas City Southern, Caymex Transportation, Inc., KCS Finance, Inc., KCS Sub, Inc., and KARA Sub, Inc. (incorporated by reference to Exhibit 4.28 of the Annual Report on Form 20-F for the year ended December 31, 2004)
4.8		Stockholders’ Agreement dated as of December 15, 2004, by and among Kansas City Southern, Grupo TMM, S.A. de C.V. (now Grupo TMM, S.A.B.) and certain of Grupo TMM, S.A. de C.V.’s (now Grupo TMM, S.A.B.) subsidiaries and affiliates (incorporated by reference to Exhibit 4.29 of the Annual Report on Form 20-F for the year ended December 31, 2004)
4.9		Registration Rights Agreement dated as of December 15, 2004, by and among Kansas City Southern, Grupo TMM, S.A. de C.V. (now Grupo TMM, S.A.B.) and certain of Grupo TMM, S.A. de C.V.’s (now Grupo TMM, S.A.B.) subsidiaries and affiliates (incorporated by reference to Exhibit 4.30 of the Annual Report on Form 20-F for the year ended December 31, 2004)
4.10		Marketing and Services Agreement dated as of December 15, 2004, by and among TMM Logistics, S.A. de C.V., Kansas City Southern and TFM, S.A. de C.V. (incorporated by reference to Exhibit 4.32 of the Annual Report on Form 20-F for the year ended December 31, 2004)
4.11		Rail Transportation Agreement dated as of December 15, 2004, by and between TMM Logistics, S.A. de C.V. and TFM, S.A. de C.V. (Containers) (incorporated by reference to Exhibit 4.33 of the Annual Report on Form 20-F for the year ended December 31, 2004)
4.12		Rail Transportation Agreement dated as of December 15, 2004, by and between TMM Logistics, S.A. de C.V. and TFM, S.A. de C.V. (RoadRailerstm) (incorporated by reference to Exhibit 4.34 of the Annual Report on Form 20-F for the year ended December 31, 2004)
6	.1*	Computation of earnings per share under IFRS
7	.1*	Computation of ratio of earnings to fixed charge under IFRS
8	.1*	List of Main Subsidiaries
12	.1*	Section 302 Certification of Chief Executive Officer
12	.2*	Section 302 Certification of Chief Financial Officer
13	.1*	Section 906 Certification of Chief Executive Officer
13	.2*	Section 906 Certification of Chief Financial Officer

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing this annual report on Form 20-F and that it has duly caused and authorized this annual report to be signed on our behalf by the undersigned to sign this annual report on its behalf.

GRUPO TMM, S.A.B.

By:	/s/ Jacinto Marina Cortes
Jacinto Marina Cortes
Chief Financial Officer

Date: June 30, 2008