Form 20-F
period 2008-12-31
GRUPO TMM SAB
filed 2009-06-30
CIK 1163560

SECURITIES AND EXCHANGE COMMISSION
Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 333-14194
GRUPO TMM, S.A.B.
(Exact name of Registrant as specified in its charter)
TMM GROUP
(Translation of Registrant’s name into English)
United Mexican States
(Jurisdiction of incorporation or organization)
Avenida de la Cúspide, No. 4755
Colonia Parques del Pedregal,
14010 México City, D.F., México
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

American Depositary Shares, each representing	New York Stock Exchange
one Ordinary Participation Certificate
(Certificado de Participación Ordinaria)
(“CPO”)

CPOs, each representing one nominative common share,	New York Stock Exchange (for listing purposes only)
without par value (“Share”)

Shares	New York Stock Exchange (for listing purposes only)
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
55,227,037 Shares
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes       No ☑
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes       No ☑
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
     Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☐ No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐
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
     Yes ☐ No ☐

-ii-

Grupo TMM, S.A.B. and Subsidiaries
Introduction
     In this Annual Report, references to “$,” “US$,” “U.S. dollars,” “Dollars” or “dollars” are to United States Dollars and references to “Ps.,” “Mexican pesos,” “Pesos” or “pesos” are to Mexican Pesos. This Annual Report contains translations of certain Peso amounts into Dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Peso amounts actually represent such Dollar amounts or could be converted into Dollars at the rates indicated or at any other rate. In this Annual Report on Form 20-F except as otherwise provided, references to “we,” “us,” “our” and “Company” mean Grupo TMM, S.A.B. and its consolidated subsidiaries, and “Grupo TMM” means “Grupo TMM, S.A.B.”
     As a result of the promulgation of the new securities law in Mexico in June 2006, public companies were transformed by operation of law into Sociedades Anónimas Bursátiles (Public Issuing Corporation). Accordingly, on December 20, 2006, the Company added “Bursátil” to its registered name to comply with the requirements under Mexico’s new securities law, or Ley del Mercado de Valores. As a result, the Company is known as Grupo TMM, Sociedad Anónima Bursátil, or Grupo TMM, S.A.B.
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
     The following factors, among others described in this Annual Report, could cause actual results to differ materially from such forward-looking statements:
▪	Our ability to generate sufficient cash from operations to meet our obligations, including the ability of our subsidiaries to generate sufficient distributable cash flow and to distribute such cash flow in accordance with our existing agreements with our lenders and strategic partners and applicable law;

▪	Mexican, U.S. and global economic, political and social conditions;

▪	The effect of the North American Free Trade Agreement (“NAFTA”) on the level of U.S.-Mexico trade;

▪	Conditions affecting the international shipping and transportation markets;

▪	Our ability to reduce corporate overhead costs;

▪	The availability of capital to fund our expansion plans;

▪	Our ability to utilize a portion of our current and future tax loss carryforwards (“Net Operating Losses” or “NOLs”);

▪	Changes in fuel prices;

▪	Changes in legal or regulatory requirements in Mexico or the United States;

▪	Market and interest rate fluctuations;

▪	Competition in geographic and business areas in which we conduct our operations;

▪	The adverse resolution of litigation and other contingencies;

▪	The ability of management to manage growth and successfully compete in new businesses; and

▪	The ability of the Company to repay, restructure or refinance its indebtedness.
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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
ITEM 3. KEY INFORMATION
Selected Financial Data
     The following table sets forth our selected financial data. The financial information presented for the fiscal years ended December 31, 2004, 2005, 2006, 2007 and 2008 was derived from our Audited Consolidated Financial Statements, of which the financial statements for each of the years ended December 31, 2006, 2007, and 2008 are contained elsewhere herein. The Financial Statements have been prepared in accordance with IFRS as issued by the IASB.
     The following data presents selected consolidated financial information of the Company and should be read in conjunction with, and is qualified in its entirety by reference to, the Financial Statements of the Company, including the Notes thereto, also included in this Form 20-F, and to Item 5. “Operating and Financial Review and Prospects”.
GRUPO TMM, S.A.B. AND SUBSIDIARIES UNDER IFRS
SELECTED CONSOLIDATED FINANCIAL DATA
($ in millions, except per share data)

	Year Ended December 31,
	2008	2007	2006	2005	2004
CONSOLIDATED INCOME STATEMENT DATA:
Transportation revenues	$362.9	$303.3	$248.1	$306.6	$251.0

Other (Expense) Income — Net (a)	8.7	(4.4)	(24.1)	(1.0)	16.3
Operating Income (Loss) (b)	19.9	19.3	(12.9)	3.7	19.7
Interest Income	13.1	5.6	4.6	5.2	1.5

	Year Ended December 31,
	2008	2007	2006	2005	2004
Interest Expense — Net	83.0	55.6	60.0	96.0	89.3
Exchange Gain (Loss)	145.5	1.4	(0.4)	1.3	2.4
Income (Loss) before benefit from (provision for) Income Taxes	95.5	(29.2)	(68.8)	(85.9)	(65.7)
Benefit from (provision for) Income Taxes	(20.1)	0.8	27.8	62.0	(43.7)
Net Income (Loss) from continuing operations for the Year	75.4	(28.3)	(40.9)	(23.8)	(109.4)
Net Income (Loss) from discontinued operations (c)	—	(38.6)	111.4	199.3	9.5
Net Income (Loss) for the year	75.4	(66.9)	70.4	175.5	(99.9)
Attributable to Minority interest	0.5	0.2	0.5	4.2	2.7
Attributable to stockholders of Grupo TMM, S.A.B	74.9	(67.1)	69.9	171.3	(102.5)
Earnings (Loss) per Share from continuing operations (d)	1.343	(0.498)	(0.719)	(0.419)	(1.920)
Earnings (Loss) per Share from discontinued operations (c) (d)	—	(0.677)	1.955	3.500	0.166
Earnings (Loss) per Share from Net Income (Loss) for the year (d)	1.343	(1.175)	1.236	3.080	(1.755)
Earnings (Loss) per Share attributable to stockholders of Grupo TMM, S.A.B. (d)	1.334	(1.177)	1.227	3.007	(1.800)
Book value per share (e)	2.990	1.983	3.207	2.094	(0.867)
Weighted Average Shares Outstanding (000s)	56,189	56,962	56,963	56,963	56,963
BALANCE SHEET DATA (at end of period):
Cash and cash equivalents	$39.9	$14.7	$21.7	$52.9	$46.3
Restricted cash	128.5	37.5	17.0	347.9	6.8
Non-Current Assets Classified as Held For Sale (f)	—	—	—	—	2,080.5
Total Current Assets	260.4	142.3	168.7	470.9	2,218.7
Property, machinery and equipment-Net	687.7	351.1	282.8	165.8	80.3
Concessions – Net	3.4	3.7	4.0	4.4	4.9
Total Assets	1,088.0	662.2	635.5	793.1	2,352.0
Liabilities directly related to non-current assets classified as held for sale (g)	—	—	—	—	1,054.6
Current portion of long term debt (g)	21.1	10.5	27.6	35.5	26.5
Obligations for sale of receivables short term (g)	15.0	13.5	16.7	—	20.0
Long-term debt (g)	680.4	310.5	141.4	524.8	469.4
Obligations for sale of receivables long term (g)	101.0	113.4	172.6	—	49.8
Capital stock	114.1	121.1	121.2	121.2	121.2
Stockholders’ Equity (Deficiency) attributable to Stockholders of Grupo TMM, S.A.B	165.1	113.0	182.7	119.3	(49.4)
Minority equity interest in subsidiaries	6.1	5.9	8.7	17.4	686.0
Total Stockholders’ Equity	171.2	118.9	191.3	136.7	636.7
OTHER DATA:
Incremental Capital Investments (h)	$401.8	$104.5	$184.3	$145.1	$15.3
Depreciation and Amortization	31.1	25.7	16.5	12.7	10.3

(a)	Includes mainly: (i) in the year ended December 31, 2008: a gain from the sale of certain non-strategic subsidiaries, partially offset by goodwill impairment charges and equipment lease expenses; (ii) in the year ended December 31, 2007: a non-recurring restructuring cost, a loss from the sale of non-productive assets and leases of related equipment, partially offset by a gain from recoverable taxes net of expenses and a gain from the sale of subsidiaries; (iii) in the year ended December 31, 2006: impairment charges related to long-lived assets, provision for the management fee to SSA Mexico, Inc. (“SSA”), provision for the labor contingencies and credit related to the recognition of the participation in unconsolidated subsidiaries; (iv) in the year ended December 31, 2005: credits related to recoverable taxes, a gain from the sale of subsidiaries, provision for the management fee to SSA and an adjustment to goodwill; (v) in the year ended December 31, 2004: credits related to recoverable taxes and a loss from the sale of fixed assets.

(b)	Includes the reclassification of income (expense) — net in accordance with International Accounting Standard (“IAS”) No.1: “Presentation of Financial Statements.”

(c)	The results of discontinued operations represent the results of our railroad operations which were sold in April 2005. See Item 5. “Operating and Financial Review and Prospects — Results of Operations — Discontinued Operations’’ and Note 5 to our Audited Consolidated Financial Statements.

(d)	As of December 31, 2004, 2005 and 2006 the number of shares outstanding was 56,963,137, as of December 31, 2007 the number of shares outstanding was 56,933,137, and as of December 31, 2008 the number of shares outstanding was 55,227,037. See Item 4. “Information on the Company – History and Development of the Company.”

(e)	Book value per share: results from dividing total shareholders’ equity attributable to stockholders of Grupo TMM by the outstanding shares at the end of each period.

(f)	See Note 5 to the Audited Consolidated Financial Statements. “Non-current asset available for sale and discontinued operations.”

(g)	Proceeds received as borrowings are net of transaction costs incurred in accordance with IAS No. 39: “Financial Instruments Recognition and Measurement.”

(h)	See Item 5. “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures and Divestitures.”
GRUPO TMM S.A.B. AND SUBSIDIARIES
SELECTED CONSOLIDATED OPERATING DATA
($ in millions)

	Year Ended December 31,
	2008	2007	2006	2005	2004
TRANSPORTATION REVENUES (IFRS):
Ports and Terminals Operations (a)	8.0	8.5	8.1	38.8	26.6
Maritime Operations (b)	206.8	179.0	146.4	159.6	127.8
Logistics Operations (c)	134.3	115.9	93.9	108.4	97.6
Intercompany revenues (d)	13.8	(0.1)	(0.3)	(0.2)	(1.0)

Total	$362.9	$303.3	$248.1	$306.6	$251.0

INCOME ON TRANSPORTATION (IFRS): (e)(f)
Ports and Terminals Operations	1.6	1.4	1.2	0.7	0.2
Maritime Operations	42.0	44.1	30.5	21.2	13.8
Logistics Operations	(12.0)	(3.4)	(6.1)	(4.8)	0.6
Shared corporate costs (e)	(20.4)	(18.4)	(14.5)	(12.4)	(11.2)

Total	$11.2	$23.7	$11.1	$4.7	$3.4

(a)	Ports and Terminals Operations consist of a port in Acapulco, Mexico, a terminal at Tuxpan, Mexico, the operation of shipping agencies at numerous ports in Mexico and certain Colombian companies, which Colombian companies were included until December 2005.

(b)	Maritime Operations primarily consist of offshore vessels, product tankers, parcel tankers and tugboats.

(c)	Our Logistics Operations consist of trucking and intermodal transport, warehousing, container maintenance and repair and intermodal terminal operations.

(d)	Represents intercompany transactions between segments, and certain new businesses which are in the development process.

(e)	Includes restructuring expenses: In 2005: $0.1 million in Maritime Operations, $1.2 million in Logistics Operations, $0.3 million in Ports and Terminals Operations and $0.4 million in shared corporate costs. In 2004: $0.2 million in Maritime Operations and $0.6 million in shared corporate costs.

(f)	To better reflect Grupo TMM’s corporate costs, the Company modified the presentation of its corporate expenses as of December 31, 2007, separating human resources and information technology costs to be allocated to each business unit in accordance with its use. Income on transportation includes the following allocated total administrative costs: In 2008: $1.6 million in Ports and Terminals Operations, $6.8 million in Maritime Operations, $14.6 million in Logistics Operations and $19.9 million in shared corporate costs. In 2007: $1.9 million in Ports and Terminals Operations, $6.4 million in Maritime Operations, $14.1 million in Logistics Operations and $18.5 million in shared corporate costs. In 2006: $1.8 million in Ports and Terminals Operations, $5.9 million in Maritime Operations, $9.5 million in Logistics Operations and $14.6 million in shared corporate costs. In 2005: $4.2 million in Ports and Terminals Operations, $5.3 million in Maritime Operations, $9.8 million in Logistics Operations and $12.4 million in shared corporate costs. In 2004: $3.7 million in Ports and Terminals Operations, $5.3 million in Maritime Operations, $9.1 million in Logistics Operations and $11.2 million in shared corporate costs.
Average Shares Outstanding
     Income per share is calculated based on the average number of shares outstanding in each relevant year. The average number of common shares outstanding as of December 31, 2005 and 2006 was 56,963,137, as of December 31 2007 was 56,933,137, and as of December 31, 2008 was 55,227,037. See Item 4. “Information on the Company — History and Development of the Company” and Item 9. “The Offer and Listing — Share Repurchase Program.”
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
Exchange Rates
     We maintain our financial records in Dollars. However, we keep our tax records in Pesos. We record in our financial records the Dollar equivalent of the actual Peso charges for taxes at the time incurred using the prevailing exchange rate. In 2008, approximately 60% of our net consolidated revenues and 35% of our operating costs and expenses were generated or incurred in Dollars. The remainder of our net consolidated revenues and operating expenses were denominated in Pesos.
     The following table sets forth the high, low, average and period-end noon buying rates for Pesos reported by Banco de Mexico (the “Noon Buying Rate”) expressed as Pesos per U.S. dollar for the periods indicated below.

	Exchange Rates
				End of
Year Ended December 31,	High(1)	Low(1)	Average(2)	Year(3)
2004	11.63	10.82	11.29	11.15
2005	11.40	10.41	10.89	10.63
2006	11.48	10.43	10.90	10.81
2007	11.27	10.66	10.93	10.91
2008	13.92	9.92	11.14	13.77

	Exchange Rates
Monthly,	High(4)	Low(4)	Average(5)	End of Month(6)
Year 2009
January	14.31	13.35	13.89	14.31
February	15.07	14.14	14.22	15.07
March	15.37	14.05	14.38	14.39
April	14.15	13.05	14.14	13.65
May	13.84	12.87	13.96	13.17
June (7)	13.65	13.16	13.36

(1)	The highest and lowest of the Noon Buying Rates for the Peso per U.S. dollar reported by Banco de Mexico on the last business day of each month during the relevant year.

(2)	The average of the Noon Buying Rates on the last day of each month during the relevant year.

(3)	The Noon Buying Rates on the last day of each relevant year.

(4)	The highest and lowest of the Noon Buying Rates of each day in the relevant month.

(5)	The average of the Noon Buying Rates of each day in the relevant month.

(6)	The Noon Buying Rates on the last day of each relevant month.

(7)	Through June 17, 2009.
     On June 26, 2009, the Noon Buying Rate was Ps. 13.2778 = $1.00 (equivalent to Ps. 1.00 = $0.0753).
Risk Factors
Risks Relating to our Indebtedness
Our substantial indebtedness could adversely affect our financial condition and impair our ability to operate our business, and we may not be able to pay the interest on and principal amount of our indebtedness.
     As of December 31, 2008, Grupo TMM’s total debt amounted to $817.5 million, which includes $626.1 million of our Mexican Peso-Denominated Trust Certificates Program (the “Trust Certificates Program”), $116 million under our securitization facility with Deutsche Bank AG (the “Securitization Facility”) and $75.4 million of bank debt owed to several different banks; of this debt, $36.1 million is short-term debt and $781.4 million is long-term debt. As of March 31, 2009, Grupo TMM’s total debt amounted to $796.1 million, which includes $610.7 million of our Trust Certificates Program, $112.9 million under the Securitization Facility and $72.5 million of bank debt owed to several different banks; of this debt, $38 million is short-term debt and $758.1 million is long-term debt. Under IFRS, transaction costs in connection with financings are required to be accounted for as debt.
     We are a highly leveraged company and our level of indebtedness could have important consequences, including the following:
•	limiting cash flow available for capital expenditures, acquisitions, working capital and other general corporate purposes because a substantial portion of our cash flow from operations must be dedicated to servicing debt;

•	increasing our vulnerability to a downturn in economic or industry conditions;

•	exposing us to risks inherent in interest rate fluctuations because future borrowings may be at interest rates that are higher than current rates, which could result in higher interest expenses;

•	limiting our flexibility in planning for, or reacting to, competitive and other changes in our business;

•	placing us at a competitive disadvantage compared to our competitors that have less debt and greater operating and financing flexibility than we do;

•	limiting our ability to engage in activities that may be in our long-term best interest; and

•	limiting our ability to borrow additional money to fund our working capital and capital expenditures or to refinance our existing indebtedness, or to enable us to fund the acquisitions contemplated in our business plan.
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
     There is no restriction under Mexican law upon Grupo TMM’s subsidiaries remitting funds to it in the form of loans or advances in the ordinary course of business, except to the extent that such loans or advances would result in the insolvency of its subsidiaries, or for its subsidiaries to pay to Grupo TMM fees or other amounts for services.
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
     Our Securitization Facility and agreements for our ship financings contain a number of restrictive covenants and any additional financing arrangements we enter into may contain additional restrictive covenants. These covenants restrict or prohibit many actions, including our ability, or that of our subsidiaries, to, among others:
•	incur additional indebtedness;

•	create or suffer to exist liens;

•	make certain restricted payments, including the payment of dividends;

•	engage in certain transactions with shareholders and affiliates;

•	use assets as security in other transactions;

•	issue guarantees to third parties; and

•	engage in certain mergers and consolidations or in sale-leaseback transactions.
     Our Trust Certificates Program also contains a number of restrictive covenants. These covenants relate solely to the vessels, contracts related to such vessels and the restricted cash under such program. Certificate holders’ only recourse under the Trust Certificate Programs is to the trust assets.
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
     As of December 31, 2007 and 2008, and May 31, 2009, we were in compliance with all of our covenants under these facilities.
We have to service our peso-denominated debt with revenues generated in dollars, as we do not generate sufficient revenue in pesos from our operations to service all of our peso-denominated debt. This could adversely affect our ability to service our debt in the event of a devaluation or depreciation in the value of the dollar against the Mexican peso.
     As of March 31, 2009, approximately 91% of our debt was denominated in pesos. This debt, however, must be serviced by funds generated by our subsidiaries. As of the date of this Annual Report, we do not generate sufficient revenue in pesos from our operations to service all of our peso-denominated debt. Consequently, we have to use revenues generated in dollars to service our peso-denominated debt. A devaluation or depreciation in the value of the dollar, compared to the Mexican peso, could adversely affect our ability to service our debt. During 2008, the Mexican peso depreciated approximately 26.3% against the dollar.
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
     Under Mexican law, when a company has accumulated losses in excess of two-thirds of its capital stock, any third party with legal interest may request the corresponding judicial authorities to declare the dissolution of the company. In our audited report for the periods ended December 31, 2004, 2006, 2007, and 2008, our independent auditors indicated that a substantial doubt existed as to our continuation as a going concern because we had sustained substantial losses from continuing operations during those periods. For the period ended December 31, 2008, we reported a profit from our continuing operations.
          Although Grupo TMM improved its operating income in 2005 and 2006, it incurred a net loss in 2006 and 2007. However, Grupo TMM recognized net income in 2008. Our ability to continue as a going concern is subject to our ability to generate sufficient profits and/or obtain necessary funding from outside sources and there can be no assurance that we will be able to generate such profits or obtain such funding.
If our time charter arrangements are terminated or expire, our business could be adversely affected.
     As of December 31, 2008, we had two product tanker vessels on bareboat charter and two vessels on time charter to PEMEX Refinación (“PER”), and 22 offshore vessels on time charter to Pemex Exploración y Producción (“PEP”). PER and PEP are subsidiaries of Petroleos Mexicanos, the national oil company of Mexico (“PEMEX”). In addition, in 2008 we entered into five offshore vessel chartering agreements with private operators with time periods ranging from one to two years. In the event that our time charter arrangements are terminated or expire without being renewed, we will be required to seek new bareboat or time charter arrangements for these vessels. We cannot be sure that bareboat or time charters will be available for the vessels following termination or expiration, or that bareboat or time charter rates in effect at the time of such termination or expiration will be comparable to those in effect under the existing time charters or in the present market. In the event that bareboat or time charters are not available on terms acceptable to us, we may use those vessels in the spot market. Because charter rates in the spot market are subject to greater fluctuation than longer term bareboat or time charter rates, any failure to maintain existing, or enter into comparable, charter arrangements could adversely affect our operating results.
Our results from operations are dependent on fuel expenses.
     Our logistics, product tanker and parcel tanker operations consume significant amounts of energy and fuel, the cost of which has significantly increased worldwide in recent years. With respect to our other operations our customers pay for the fuel consumption. We currently meet, and expect to continue to meet, our fuel requirements almost exclusively through purchases at market prices from PEMEX, a government-owned entity exclusively responsible for the distribution and sale of diesel fuel, maritime diesel oil and bunker fuel in Mexico. The price of diesel fuel used by our trucks is established by the Mexican Government based on domestic policies and does not necessarily reflect the increase of prices in international markets; however, if we are unable to acquire diesel fuel from PEMEX on acceptable terms, our operations could be adversely affected. In addition, instability caused by imbalances in the worldwide supply and demand of oil may result in continuing increases in fuel prices. Our fuel expense represents a significant portion of our operating expenses in our logistics and parcel tanker operations, and there may be increases in the price of fuel that cannot be hedged or transferred to the final user of our transportation services. We cannot assure you that our operations would not be materially adversely affected in the future if prevailing conditions remain for a long period of time or if energy and fuel costs continue to increase.
Downturns in the U.S. economy or in trade between the United States and Mexico would likely have adverse effects on our business and results of operations.
     The level and timing of our business activity is heavily dependent upon the level of U.S.-Mexican trade and the effects of NAFTA on such trade. Downturns in the U.S. or Mexican economy or in trade between the United States and Mexico would likely have adverse effects on our business and results of operations. Our logistics business and the transportation of products traded between Mexico and the United States depend on the U.S. and Mexican markets for these products, the relative position of Mexico and the United States in these markets at any given time and tariffs or other barriers to trade. The present financial and economic downturn in the international markets has negatively affected our volumes and as a consequence is negatively affecting our results of operations and our ability to meet our debt service obligations as described above.
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
Our growth depends upon continued growth and demand for the liquid bulk and offshore vessel industries which may have been at or near the peak of their upward trend and charter hire rates have already been at or near historical highs. These factors may lead to reductions and volatility in charter hire rates and profitability.
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
     We expect substantial competition from a number of experienced companies, including state-sponsored entities and major shipping companies. Some of these competitors have significantly greater financial resources than we do, and can therefore operate larger fleets and may be able to offer better charter rates. This competition may cause greater price competition for time charters. As a result of these factors, we may be unable to expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which would have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders.
The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.
     In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of a vessel may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage. Although our current fleet of 43 vessels had an average age of approximately 12.3 years as of April 30, 2009, we cannot assure you that, as our vessels age, market conditions will justify such expenditures or will enable us to profitably operate our vessels during the remainder of their expected useful lives.

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
     Our international parcel tanker transportation services rendered in the Gulf of Mexico and our coastwise product tanker business rendered in both the Gulf of Mexico and in the Pacific Ocean provide services to transport petrochemical products and refined clean and dirty petroleum products, respectively. See Item 4. “Information on the Company — Business Overview — Maritime Operations.” Under the United States Oil Pollution Act of 1990 (“OPA” or “OPA 90”), responsible parties, including ship owners and operators, are subject to various requirements and could be exposed to substantial liability, and in some cases unlimited liability, for removal costs and damages, including natural resource damages and a variety of other public and private damages, resulting from the discharge of oil, petroleum or related substances into the waters of the United States. In some jurisdictions, including the United States, claims for spill clean-up or removal costs and damages would enable claimants to immediately seize the ships of the owning and operating company and sell them in satisfaction of a final judgment. The existence of comparable statutes enacted by individual states of the United States, but requiring different measures of compliance and liability, creates the potential for similar claims being brought in the United States under state law. In addition, several other countries have adopted international conventions that impose liability for the discharge of pollutants similar to OPA. If a spill were to occur in the course of operation of one of our vessels carrying petroleum products, and such spill affected the waters of the United States or another country that had enacted legislation similar to OPA, we could be exposed to substantial or unlimited liability. Additionally, our vessels carry bunkers (ship fuel) and certain goods that, if spilled, under certain conditions, could cause pollution and result in substantial claims against us, including claims under international laws and conventions, OPA and other U.S. federal, state and local laws. Further, under OPA and similar international laws and conventions, we are required to satisfy insurance and financial responsibility requirements for potential oil spills and other pollution incidents. Penalties for failure to maintain the financial responsibility requirements can be significant and can include the seizure of the vessel.
     Our vessels must also meet stringent operational, maintenance and structural requirements, and they are subject to rigorous inspections by governmental authorities such as the U.S. Coast Guard for those vessels, which operate within U.S. territorial waters. Non-compliance with these regulations could give rise to substantial fines and penalties.
     We could have liability with respect to contamination at our former U.S. facilities or third-party facilities in the United States where we have sent hazardous substances or wastes under the U.S. Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA” or “Superfund”) and comparable state laws (known as state Superfund laws). CERCLA and the state Superfund laws impose joint and several liability for the cost of investigation and remediation, natural resources damages, certain health studies and related costs, without regard to fault or the legality of the original conduct, on certain classes of persons with respect to the release into the environment of certain substances. These persons, commonly called “potentially responsible parties” or “PRPs” include the current and certain prior owners or operators of and persons that arranged for the disposal or treatment of hazardous substances at sites where a release has occurred or could occur. In addition, other potentially responsible parties, adjacent landowners or other third parties may initiate cost recovery actions or toxic tort litigation against PRPs under CERCLA or state Superfund law or state common law.
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
     As of March 31, 2009, we had 5,989 employees, approximately 69% of whom were unionized. The compensation terms of the labor agreement with these employees are subject to renegotiation on an annual basis and all other terms are renegotiated every two years. If we are not able to negotiate these provisions favorably, strikes, boycotts or other disruptions could occur, and these potential disruptions could have a material adverse effect on our financial condition and results of operations and on our ability to meet our payment obligations under our financing arrangements.
Continuing world tensions, including as the result of wars, other armed conflicts and terrorist attacks could have a material adverse effect on our business.
     Continuing world tensions, including those relating to the Middle East and North Korea, as well as terrorist attacks in various locations and related unrest, have increased worldwide political and economic instability and depressed economic activity in the United States and globally, including the Mexican economy. The continuation or escalation of existing armed hostilities or the outbreak of additional hostilities as a consequence of further acts of terrorism or otherwise could cause a further downturn and/or significant disruption to the economies of the United States, Mexico and other countries. The continued threat of terrorism within the United States and abroad and the potential for military action and heightened security measures in response to such threat may cause significant disruption to commerce throughout the world, including restrictions on cross-border transport and trade.
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
     Mexico has historically experienced uneven periods of economic growth. Mexico’s gross domestic product (“GDP”) increased 4.2%, 2.8%, 4.8%, 3.3% and 1.3% in 2004, 2005, 2006, 2007 and 2008, respectively. GDP growth was slightly higher than the Mexico Consensus Board(1) estimated for 2008; however, the Mexico Consensus Board estimates that GDP in Mexico is expected to fall by approximately 3.3% in 2009, while inflation is expected to be less than 4.25%. We cannot assure you that these estimates will prove to be accurate. The Mexican Government has exercised, and continues to exercise, significant influence over the Mexican economy. Accordingly, Mexican governmental actions concerning the economy and state-owned enterprises could have a significant impact on Mexican private sector entities in general and on us in particular, as well as on market conditions, prices and returns on Mexican securities, including our securities.
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
     Pursuant to the provisions of NAFTA, if Mexico experiences serious balance of payment difficulties or the threat thereof in the future, Mexico would have the right to impose foreign exchange controls on investments made in Mexico, including those made by U.S. and Canadian investors. Any restrictive exchange control policy could adversely affect our ability to obtain U.S. Dollars or to convert Pesos into U.S. Dollars for purposes of making interest and principal payments to our creditors to the extent that we may have to make those conversions. This could have a material adverse effect on our business and financial condition.
High interest rates in Mexico could increase our financing costs.
     Mexico historically has had, and may continue to have, high real and nominal interest rates. The interest rates on 28-day Mexican government treasury securities averaged 6.82%, 9.20%, 7.19%, 7.43% and 7.69% in 2004, 2005, 2006, 2007 and 2008, respectively, and for the five-month period ended May 31, 2009, it averaged 6.62%.

(1)	The Mexico Consensus Board is formed by six internationally recognized firms (American Chamber Mexico, Banamex, UTEP Border Region, Wells Fargo, Center for Economic Forecasting and Latin Source Mexico).

     A total of $626.1 million of our debt represented by our Trust Certificates Program was incurred in Mexican Pesos at the Mexican interbank rate, TIIE, plus 2.25% for the first tranche, 1.95% for the second, and 2.19% for the third. The Company has hedged the risk of the three tranches at a maximum rate of 11.5% for the next three years. As of December 31, 2008, the 91-day TIIE rate was 8.74%, as of March 31, 2009 the rate was 7.04%, and as of May 31, 2009 such rate was 5.34%. As of June 17, 2009, the rate was 5.23%.
Developments in other emerging market countries or in the United States may affect us and the prices of our securities.
     The market value of securities of Mexican companies, the economic and political situation in Mexico and our financial condition and results of operations are, to varying degrees, affected by economic and market conditions in other emerging market countries and in the United States. Although economic conditions in other emerging market countries and in the United States may differ significantly from economic conditions in Mexico, investors’ reactions to developments in any of these other countries may have an adverse effect on the market value or trading price of securities of Mexican issuers, including our securities, or on our business.
     Our operations, including demand for our products or services and the price of our floating rate debt, have also historically been adversely affected by increases in interest rates in the United States and elsewhere. Particularly, U.S. interest rates reached their highest levels for the past three years during 2007. Although the Federal Reserve Bank implemented “measured” decreases in 2008, and interest rates fell in the last quarter of 2008 due to the global economic crisis, as interest rates rise, the interest payments on our floating rate debt and the cost of refinancing our financing arrangements at maturity will rise as well.
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
     Mexico has a history of high levels of inflation, and may experience inflation in the future. During most of the 1980s and during the mid- and late 1990s, Mexico experienced periods of high levels of inflation. The annual inflation rates for the last five years, as measured by changes in the National Consumer Price Index, as provided by Banco de México, were:

2004	5.19%
2005	3.33%
2006	4.05%
2007	3.76%
2008	6.53%
2009 (five months ended May 31)	1.09%
     Mexico’s current level of inflation has been reported at higher levels than the annual inflation rate of the United States and Canada. The United States and Canada are Mexico’s main trading partners. We cannot give any assurance that the Mexican inflation rate will decrease, increase or maintain its current level for any significant period of time. A substantial increase in the Mexican inflation rate as currently in effect would have the effect of increasing some of our costs, which could adversely affect our financial condition and results of operations, as well as our ability to service our debt obligations. High levels of inflation may also affect the balance of trade between Mexico and the United States, and other countries, which could adversely affect our results of operations.
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
     Specialists have concluded that if investments are not made to further PEMEX’s technological capabilities, its oil production could decline considerably, which could weaken the financial position of the Mexican Government.

     Multi-party rule is still relatively new in Mexico and could result in economic or political conditions that could have a negative impact on the Mexican economy that would materially and adversely affect our operations. Finally, the Mexican economy in the past has suffered balance of payment deficits and shortages in foreign exchange reserves, and we cannot assure you that these deficits and shortages will not occur in the future.
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
     Under Mexican law, the protections afforded to minority shareholders are different from, and may be less than, those afforded to minority shareholders in the United States. Under Mexican law, there is no procedure for class actions as such actions are conducted in the United States and there are different procedural requirements for bringing shareholder lawsuits against companies. Therefore, it may be more difficult for minority shareholders to enforce their rights against us, our directors or our controlling shareholders than it would be for minority shareholders of a U.S. company.
The Company is controlled by the Serrano Segovia family.
     Members of the Serrano Segovia family control the Company through their direct and indirect ownership of our Shares. Holders of our ADSs may not vote at our shareholders’ meetings. Each of our ADSs represents one CPO. Holders of CPOs are not entitled to exercise any voting rights with respect to the Shares held in the CPO Trust. Such voting rights are exercisable only by the trustee, which is required by the terms of the trust agreement to vote such Shares in the same manner as the majority of the Shares that are not held in the CPO Trust that are voted at any shareholders’ meeting. Currently the Serrano Segovia family owns a majority of the Shares that are not held in the CPO Trust. As a result, the Serrano Segovia family will be able to direct and control the policies of the Company and its subsidiaries, including mergers, sales of assets and similar transactions. See Item 7. “Major Shareholders and Related Party Transactions — Major Shareholders.”
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
If we cannot meet the New York Stock Exchange (“NYSE”) continued listing requirements, the NYSE may delist our ADSs.
     Our ADSs are currently listed on the NYSE. The NYSE requires us to maintain an average closing price of our ADSs of $1.00 or higher over 30 consecutive trading days. On October 17, 2008, we received notice from the NYSE that the price of our ADSs was below listing requirements. As of such date, the Company had a six-month period to cure this deficiency so it could remain listed on the NYSE. On February 26, 2009, however, the NYSE temporarily suspended the application of its continued listing criteria relating to a minimum average trading price of $1.00 until June 30, 2009. Companies trading below the $1.00 minimum price criteria that do not regain compliance during the suspension period will recommence their compliance period upon reinstitution of the stock price continued listing standard and receive the remaining balance of their compliance period. If the NYSE does not extend the suspension period of the $1.00 minimum price requirement, TMM will have to cure this deficiency by the end of August of 2009 to remain listed on the NYSE. TMM intends to continue to be listed on the NYSE and is evaluating different options to cure the mentioned deficiency.
     If we are unable to maintain compliance with the NYSE criteria for continued listing, our ADSs would be subject to delisting. A delisting of our ADSs could negatively impact us by, among other things, reducing the liquidity and market price of our ADSs; reducing the number of investors willing to hold or acquire our ADSs, which could negatively impact our ability to raise equity financing; decreasing the amount of news and analyst coverage for the Company; and limiting our ability to issue additional securities or obtain additional financing in the future.
ITEM 4. INFORMATION ON THE COMPANY
History and Development of the Company
     We were formed on August 14, 1987, under the laws of Mexico as a variable capital corporation (sociedad anonima de capital variable) to serve as a holding company for investments by certain members of the Serrano Segovia family.

     TMM merged with and into Grupo TMM (formerly Grupo Servia, S.A. de C.V. (“Grupo Servia”)), which was effected on December 26, 2001, leaving Grupo TMM as the surviving entity. Under the terms of the merger, all of the assets, privileges and rights and all of the liabilities of TMM were transferred to Grupo TMM upon the effectiveness of the merger. TMM was founded on September 18, 1958 by a group of private investors, including the Serrano Segovia family.
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
     As a result of the promulgation of the new securities law in Mexico in June 2006, publicly traded companies in Mexico were transformed by operation of law into Sociedades Anónimas Bursátiles (Public Issuing Corporation) and were required to amend their by laws to conform them to the provisions of the new law. Accordingly, on December 20, 2006 the Company added the term “Bursátil” to its registered name to comply with the requirements under Mexico’s new securities law, or Ley del Mercado de Valores. As a result, the Company is known as Grupo TMM, Sociedad Anónima Bursátil, or Grupo TMM, S.A.B. In addition, the Series A Shares of the Company were renamed as nominative common shares without par value. The rights afforded by the new Shares are identical to the rights afforded by the former Series A Shares.
     Today, we are a fixed capital corporation listed on the Mexican Stock Exchange (Bolsa Mexicana de Valores) incorporated under the Ley General de Sociedades Mercantiles for a term of 99 years. We are headquartered at Avenida de la Cúspide, No. 4755, Colonia Parques del Pedregal, 14010 México City, D.F., México, and our telephone number is +52-55-5629-8866. Our agent for service of process in the United States is CT Corporation, located at 111 Eighth Avenue, New York, New York 10011 and its telephone number is (212) 894-8700. Grupo TMM’s Internet website address is www.grupotmm.com. The information on Grupo TMM’s website is not incorporated into this Annual Report.
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
     Maritime Operations. Our Maritime Operations division provides maritime transportation services, including offshore vessels that provide transportation and other services to the Mexican offshore oil industry, tankers that transport petroleum products within Mexican waters, parcel tankers that transport liquid chemical and vegetable oil cargos from and to the United States and Mexico, and tugboats that provide towing services at the port of Manzanillo, Mexico. We provide these services through our fleet of 43 vessels, which includes product and chemical tankers, harbor tugs and a variety of offshore supply vessels.

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
     Set forth below are our total revenues over the last three fiscal years for each of our business segments:

	Consolidated Transportation Revenues
	($ in millions)
	Years Ended December 31,
	2008	2007	2006
Maritime Operations	$206.8	$179.0	$146.4
Ports and Terminals Operations	8.0	8.5	8.1
Logistics Operations	134.3	115.9	93.9
Intercompany Revenues*	13.8	(0.1)	(0.3)

Total	$362.9	$303.3	$248.1

*	Represents the elimination of intercompany transactions between segments.
     All of these revenues are earned in Mexico except for a portion of revenues from our Chemical Tankers and Product Tankers.
Recent Developments
     Mexican Peso-Denominated Trust Certificates Program
     On April 30, 2007, at the shareholders’ meeting of the Company, our shareholders authorized the establishment of a program for the issuance of trust certificates, which are securities secured solely by the trust assets and denominated in Mexican Pesos, for up to an amount of nine billion Pesos. The proceeds from the sale of these certificates were utilized by us to refinance our existing bank financings of our vessel fleet and to acquire additional vessels as contemplated by our expansion program. A portion of the cash proceeds from the issuance of the trust certificates is required to be held by the trust as restricted cash. The trust assets are comprised of the vessels contributed to the trust, the contracts related thereto and the restricted cash thereunder. Certificate holders’ only recourse under the Trust Certificates Program is to the trust assets.
     We closed our first, second, and third issuances of trust certificates under the program on July 19, 2007, April 30, 2008, and July 1, 2008 in an amount of 3 billion Pesos, 1.55 billion Pesos, and 4.39 billion Pesos, respectively. Our first issuance was used primarily to refinance existing vessel indebtedness. Our second issuance was used to finance the acquisition of five new and used vessels, and the third issuance is being used to finance the acquisition of new and used vessels.
     Purchase of Two Tugboats
     On February 12, 2007, we entered into an agreement for the purchase of two newbuilding tugboats with Med Yilmaz Shipyard in Turkey for an aggregate purchase price of $14 million. In January 2008 we entered into a line of credit with Natixis to finance 85% of the total purchase price for the acquisition of these tugboats. On March 20, 2008 both vessels commenced operations in our tugboat services division in the Port of Manzanillo, Mexico.

     Vessels Purchased through our Trust Certificates Program
     PSV Isla Monserrat. On October 27, 2007, we entered into an agreement for the purchase from DESS PSV Ltd of a Platform Supply Vessel (“PSV”) Isla Monserrat (which was built in 2007 and has an average Brake Horse Power (“BHP”) of 5,400). This PSV was delivered to TMM in January 2008 and is currently operating in the Gulf of Mexico. The purchase of this vessel was financed by the second tranche of our Trust Certificates Program.
     AHTS Isla Leon (ex Sea Wolverine). On April 3, 2008, we entered into an agreement for the purchase from DESS Ciprus Ltd of an Anchor Handling Tug Supply vessel (“AHTS”) Sea Wolverine (which was built in 2008 and has an average BHP of 6,500). This AHTS was delivered in June 2008. We added this AHTS to our offshore fleet in the Gulf of Mexico. The purchase of this vessel was financed by the second tranche of our Trust Certificates Program.
     Two AHTSs. On April 3, 2007, we entered into an agreement for the purchase from Rising Flag Worldwide Ltd of two new AHTSs (which were expected to be built during 2008 and 2009, respectively, and to have an average BHP of 6,800). The first AHTS (Isla Santa Cruz) was delivered on August 15, 2008. We were forced to cancel the second AHTS due to a delay of the delivery by the shipyard. The Isla Santa Cruz was added to our offshore fleet in the Gulf of Mexico. The purchase of this vessel was financed by the second tranche of our Trust Certificates Program.
     Three Mini PSVs. On March 7, 2007, we entered into an agreement for the purchase from Adriatic Marine LLC of three mini PSVs. These mini PSVs were delivered in July 2008, November 2008 and January 2009, respectively. We added these vessels to our offshore fleet in the Gulf of Mexico. The purchase of one of the vessels was financed by the second tranche of the Trust Certificates Program and the purchase of the other two vessels was financed through the third tranche of our Trust Certificates Program.
     Two FSIV. On November 21, 2007, we entered into an agreement for the construction by Horizon Shipbuilding of two Fast Support Intervention Vessels (“FSIV”). These FSIV are expected to be delivered in July and September 2009, respectively. We intend to add these vessels to our offshore fleet in the Gulf of Mexico. We expect to finance both of these acquisitions through the third tranche of our Trust Certificates Program.
     Process Vessel ECO III (ex-CT Longford). On July 21, 2008, we acquired from Chemstar Longford Ltd a 10,000 Dead Weight Tonnage (“DWT”) tanker vessel (which was built in 2008). We are currently converting the tanker vessel into a process vessel known as a “Well Testing Vessel.” This vessel will be equipped with a Dynamic Positioning System (DP2) that will allow the vessel to position itself near oil well platforms and a processing plant that can receive, store and process fluids and gases during the completion, testing, and repair of oil wells. We intend to add this vessel to our offshore fleet in the Gulf of Mexico under a long-term contract with a third party who has a long-term contract with PEP. The purchase of this vessel was financed by the third tranche of our Trust Certificates Program.
     Mini PSV. On February 19, 2009, we entered into an agreement for the purchase from Adriatic Marine LLC of one mini PSV. This mini PSV is expected to be delivered by July 2009. We intend to add this vessel to our offshore fleet in the Gulf of Mexico. The purchase of this vessel was financed by the third tranche of the Trust Certificates Program.
     Purchase of Auto Haulage Business Assets
     On July 19, 2007, we purchased certain auto haulage operating assets from Auto Convoy Mexicano, S.A. de C.V., a Mexican auto hauling company, and certain other parties for an aggregate purchase price of Ps. 429 million. These auto haulage operating assets were incorporated into our logistics division and commenced operations in September 2007.

     Sale of Two Vessels
     As part of the Company’s plan to modernize its fleet, during April 2009 the Company sold two of its oldest offshore vessels:
     a) AHTS Isla Ballena (1983); and
     b) Supply Isla Coronado (1982).
     SSA Claims
     In July 2006 and February 2007, Grupo TMM received claim notices from SSA relating to certain contingencies affecting SSA (formerly TMM Puertos y Terminales, S.A. de C.V. or TMMPyT) in connection with the Amended and Restated Master Agreement dated July 21, 2001.
     On June 14, 2007, we were officially notified by the International Chamber of Comerce (“ICC”) of arbitration proceedings with respect to one of the claims, which related to payments made by SSA to its employees under Mexico’s compulsory profit sharing regulations. SSA also filed a tax proceeding with the tax authorities in Mexico which related to the same payments made by SSA to its employees under Mexico’s compulsory profit sharing regulations. We have not been notified of any proceedings with respect to the second claim.
     On March 6, 2009, the Arbitral Tribunal resolved the claim submitted to arbitration, and ordered Grupo TMM to pay SSA Ps. 30,837,071, plus interest at a 6% annual rate from November 8, 2006.
     In connection with the order, on May 15, 2009, Grupo TMM and SSA agreed that if the tax proceeding results in a finding that the amount paid by SSA to its employees was inappropriate or not required, Grupo TMM will not be required to pay the arbitration award to SSA. We have been advised by SSA that its attorneys believe that sufficient grounds exist to secure a favorable resolution of the tax proceeding. In addition, on May 15, 2009, Grupo TMM and SSA signed an agreement in which both companies agreed to negotiate the terms of a possible transaction to be carried out in Tuxpan, Veracruz as an alternate method of satisfying the arbitration award. If an agreement between Grupo TMM and SSA is not reached by the end of this year, and if SSA receives an unfavorable ruling in the tax proceeding, then Grupo TMM has agreed to pay SSA 50% of its distributions in API Acapulco (the joint venture with SSA) until the arbitration award is paid in full.
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

	Foreign Trade 2006-2008(a)
	As of December 31,
	(in millions of Dollars)
	2008	2007	2006
Total Exports	$291,806	$271,875	$249,925
Total Imports	$308,644	$281,949	$256,058
Total Trade Flows	$600,450	$553,824	$505,983
Growth Rate—Exports	7.2%	8.8%	16.7%
Growth Rate—Imports	9.5%	10.1%	15.4%
Growth Rate—Total	8.4%	9.5%	16.0%
Growth Rate—GDP(b)	1.3%	3.3%	4.8%

(a)	The figures include the in-bound (maquiladora) industry.

(b)	The methodology for calculating Growth Rate-GDP was modified by the Instituto Nacional de Estadistica, Geografia e Informatica (INEGI) and is based on 1993 prices.

Source: Banco de Mexico (BANXICO).

     Notwithstanding generally weak economic conditions, overall Mexican foreign trade increased in 2008 as compared to 2007, and also increased in 2007 as compared to 2006.
     Discontinued Operations
     On September 21, 2007, we finalized the sale of Grupo TMM’s interest in Grupo Transportación Ferroviaria Mexicana, S.A. de C.V. (“Grupo TFM”) to Kansas City Southern (“KCS”), which comprised all of our remaining railroad operations. As consideration for this sale, we received $289.1 million in cash (including $54.1 million paid on September 21, 2007 under the terms of a settlement agreement to fully and finally end all disputes between KCS and Grupo TMM). Previously we had received in connection with the sale, 19,494,469 shares of KCS common stock which were sold in December 2005 and December 2006 for a total of approximately $437.8 million. See “— Recent Developments — Disposition of Grupo TMM’s interest in Grupo TFM to KCS.”
     The results of our railroad operations that were sold in April 2005 are discussed in this Annual Report in the “Discontinued Operations” section. See Item 5. “Operating and Financial Review and Prospects — Results of Operations — Discontinued Operations” and Note 5 to our Financial Statements included elsewhere herein.
     NYSE Continued Listing Standards
     On October 17, 2008, TMM received an official notice from the NYSE informing us that we were not in compliance with applicable NYSE continued listing standards. As of such date, the Company had six months in which to reestablish compliance and remain listed on the NYSE. On February 26, 2009, the NYSE suspended until June 30, 2009 certain of the listing requirements which the Company had failed to meet. If the NYSE does not extend the suspension period, TMM will have until the end of August of 2009 to reestablish compliance with NYSE listing standards. TMM intends to continue to be listed on the NYSE and is evaluating different options to reestablish compliance. See Item 9. “The Offer and Listing — The NYSE Continued Listing Standards.”
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
     During 2006 we (i) purchased eleven offshore vessels from Seacor which now carry the Mexican flag, (ii) purchased the minority interest held by Seacor in our offshore business. and (iii) purchased the minority interest held by Smit in our harbor towing business.
     During 2007, and as part of our Business Plan, we (i) entered into an agreement for the purchase of two newbuilding tugboats that were delivered in January 2008, (ii) entered into an agreement for the purchase of the PSV Isla Monserrat that was delivered in January 2008, (iii) entered into an agreement for the purchase of the AHTS Isla Leon (ex-Sea Wolverine) that was delivered in June 2008, (iv) entered into an agreement for the purchase of two AHTSs, one of which was delivered in August 2008 and the second of which was cancelled due to a delay of the delivery by the shipyard, (v) entered into an agreement for the construction of two FSIV that are expected to be delivered in July and September 2009, respectively and (vi) exercised purchase options for the chemical tankers M/T “Maya” and the M/T “Olmeca”.
     During 2008 we (i) entered into an agreement for the purchase of a small tanker with the intention of converting it into a Well Testing Vessel which was delivered on July 21, 2008, (ii) entered into an agreement for the acquisition of three product tankers that were delivered in July, September and October 2008, respectively.
     During 2009 we entered into an agreement for the purchase of a mini-supply vessel which is expected to be delivered in July 2009.
     In addition, we are developing our product tanker business and since July 2005 we have entered into two product tanker contracts with PEMEX under bareboat charters for a five-year term. During 2009 we were awarded a third bareboat charter contract for a product tanker with PEMEX for a five-year period. During 2006, TMM also entered into a marketing agreement with Navi8 (formerly FR8), a company that actively trades a time charter fleet, owns and invests in tonnage, manages vessels for third parties and for its own account and acts as an exclusive cargo broker for oil traders. This agreement enhances TMM’s flexibility to (i) offer vessels to PEMEX under time charter schemes and (ii) enter international markets.
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
     We believe our level of corporate overhead was in-line with our business during 2008.
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
     Debt Refinancing
     The refinancing of our current debt is a priority in order to extend the maturity of such debt and achieve lower debt service requirements and interest costs. Accordingly, we are evaluating several alternatives to refinance debt that was not refinanced through our Trust Certificates Program. In addition, our goal is to improve our operational flexibility by refinancing the debt with debt that does not contain as many restrictive covenants as are contained in our current debt agreements.
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
Maritime Operations
     Our Maritime Operations include: (a) supply and logistics services to the offshore industry at offshore facilities in the Gulf of Mexico and between ports, moving crews and/or cargo to and from oil platforms; (b) product tankers for the transportation of petroleum products, such as the distribution of gasoline to a variety of coastal cities where the gasoline is further distributed inland throughout Mexico; (c) parcel tankers, also known as chemical tankers, for the transportation of liquid chemical cargoes between ports in Mexico and the United States; and (d) tugboats that provide harbor towing services in and out of the port of Manzanillo. Mexican law provides that cabotage (intra-Mexican movement between ports) is reserved for ships flying the Mexican flag, which we believe provides us with a competitive advantage in this market. This segment accounted for 57% of consolidated revenues for the year 2008 and 59% for years 2007 and 2006.
     Fleet Management
     As of April 30, 2009, we operated a fleet comprised of product tankers and parcel tankers, as well as a fleet of offshore vessels and tugboats. Of a total of 43 vessels, 39 are owned tonnage (five product tankers, 27 offshore vessels, two parcel tankers and five tugboats) and four are chartered units (two parcel tankers, and two product tankers).
     The table below sets forth information as of April 30, 2009, about our fleet of owned and chartered vessels by type, size and capacities:

		Total Dead	Total Cubic
	Number of	Weight Tons	Meter Capacity
Vessel Type	Vessels	(in thousands)	(in thousands)	BHP(*)
Offshore vessels	27	27.5	**	4,578
Product tankers	7	320.5	350.3		**
Parcel tankers	4	58.2	62.2		**
Tug boats	5	2.2	**	4,409

Total	43	408.4	412.5

*	Average Brake Horse Power.

**	Not applicable.

     Offshore Vessels
     We have been participating in this business for 17 years. In March 2006, the Company purchased Seacor’s 40% interest in Marmex. As part of this transaction, TMM also purchased five offshore vessels owned by Seacor, which began flying the Mexican flag, and at the same time converted three additional offshore vessels from leased to owned status. All eight vessels are working under time charter contracts supporting offshore oil exploration and production activities in the Gulf of Mexico.
     TMM, in its offshore division, provides supply and logistics services to the offshore industry between the ports and the offshore facilities in the Gulf of Mexico through a specialized fleet that includes fast and conventional crew vessels, supply vessels, anchor handling tug supply vessels and Dynamic Positioning (“DP”) vessels. Other services include supply and administration of onboard personnel, coordination and supervision of the maritime transport of staff, materials and equipment from the base on shore to operational points of the vessels within the oil-drilling zone of the Gulf of Mexico, and coordination and supervision of catering and accommodation matters onboard the vessels. As of February 29, 2008, TMM’s offshore fleet represented 8% of Mexico’s offshore fleet. As of April 30, 2009, 22 TMM vessels were directly hired by PEMEX, and five additional vessels were hired by private operators engaged in the construction and maintenance sectors for PEMEX.
     Product Tankers
     Since 1992, we have provided product tanker chartering services to PEMEX for the transportation of clean and dirty petroleum products, from refineries to various Mexican ports. Our fleet is comprised of seven product tankers, which include two long-term contracts entered into during May and June 2005, and one short-term contract with PEMEX. Additionally, we operate four product tankers in the spot market.
     Set forth below is information regarding our product tanker fleet as of April 30, 2009:

									Beam
Vessel	Year	Flag	Hull	DWT(1)	LOA	(5)	(m)	(6)	(m)	Charterer
Amatlan II	2002	Mexico	DH(3)	45,467			189		32	Pemex
Choapas II	1992	Mexico	DH(3)	44,646			182		30	Pemex
Tajin	2003	Marshal Islands	DH(3)	47,147			183		32	Spot Market
Tula	2005	Marshal Islands	DH(3)	46,955			183		32	Spot Market
Tulum	2000	Marshal Islands	DH(3)	47,131			183		32	Spot Market
Green Point	2003	Liberia	DH(3)	49,511			183		32	Spot Market
Delphina	1989	Liberia	DS(2)	39,674			186		27	Pemex

(1)	Dead weight tons.

(2)	Double side.

(3)	Double hull.

(4)	Double bottom.

(5)	Overall length.

(6)	Meters.
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

     Parcel Tankers
     Our parcel tanker business operates between Mexican and American ports in the Gulf of Mexico, transporting chemicals, vegetable and animal oils and molasses. The majority of the transported cargo is under contracts of affreightment (“COAs”) in which the customers commit the carriage of their cargo over a fixed period time on multiple voyages, with a minimum and a maximum cargo tonnage at a fixed price. The vessel operator is responsible for the vessel, the fuel and the port expenses. Currently, our chemical tanker fleet is comprised of two owned and two time-chartered vessels. We transported 1.5 million tons of goods in our parcel tankers during 2008 and 1.6 million tons during 2007. Our primary customers that use our parcel tanker services include major oil and chemical companies.
     Set forth below is information regarding our parcel tankers as of April 30, 2009:

							Capacity M3
Vessel	Flag	Year	LOA	Beam	Draft	DWT*	Total
			(m)(1)	(m)	(m)
Olmeca	Marshall Islands	2003	130.0	22.4	12.0	15,200	16,800
Maya	Marshall Islands	2002	123.0	20.0	8.7	12,451	14,102
Mykines	Singapore	2008	144.0	22.6	9.2	17,527	17,897
Lynx	Marshall Islands	2008	128.6	20.4	8.7	13,000	13,379

					Total	58,178	62,178

*	Dead weight tons.

(1)	Meters.
     Harbor Towing
     Since January 1997, TMM (formerly Servicios Mexcanos en Remolcadores, S.A. de C.V.) has provided tugboat services in the port of Manzanillo under a 10-year concession, including port docking and navigation in and out of channels and port facilities into open waters. In December 2006, the concession to operate this business was renewed by the relevant authorities for eight more years. As of April 30, 2009 we are operating five owned vessels in this port.
     Customers and Contractual Arrangements
     The primary purchasers of our Maritime Operations services are multi-national oil, gas and chemical companies. These services are generally contracted for on the basis of short-term or long-term time charters, voyage charters, contracts of affreightment or other transportation agreements tailored to the shipper’s requirements. Our ten largest customers accounted for approximately 76% and 33% of Maritime Operations revenues and consolidated revenues, respectively. The loss of one or a few of our customers could have a material adverse effect on the results of operations of our Maritime Operations.
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

     Markets
     The demand for offshore vessels is affected by the level of offshore exploration and drilling activities, which in turn is influenced by a number of factors including:
▪	expectations as to future oil and gas commodity prices;

▪	customer assessments of offshore drilling prospects compared to land-based opportunities;

▪	customer assessments of cost, geological opportunity and political stability in host countries;

▪	worldwide demand for oil and natural gas;

▪	the ability of the Organization of Petroleum Exporting Countries (“OPEC”) to set and maintain production levels and pricing;

▪	the level of production of non-OPEC countries;

▪	the relative exchange rates for the U.S. dollar; and

▪	various government policies regarding exploration and development of their oil and gas reserves.
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
     In December 2005, we sold our business in Colombia. Before the sale of our business in Colombia, this segment accounted for 13% and 19% of consolidated revenues in 2005 and 2004, respectively. Without the Colombian business, the Ports and Terminals operations accounted for 2% of consolidated revenues in 2008 and 3% in 2007 and 2006.
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
     In 2008, we handled 49,629 automobile exports for Volkswagen, Chrysler and Nissan to South America and Asia, reflecting an increase of 28% from 2007, when we handled approximately 38,773 automobiles at our terminal.
     Acapulco is one of the main tourist ports in Mexico. Major cruise ship lines, such as Carnival, Royal Caribbean, Princess and Holland America, among others, make use of our terminal. During 2008, we had 110 cruise ship calls, which represent a 19% decrease from 135 calls in 2007.
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
     Logistics Operations
     Through TMM Logistics, S.A. de C.V. (“TMM Logistics”), a wholly owned subsidiary of Grupo TMM, we provide dedicated logistics trucking services to major manufacturers, including automobile manufacturers, and retailers with facilities and operations throughout Mexico. We offer full-service logistical facilities in major industrial cities and railroad hubs throughout Mexico, including in Aguascalientes, Toluca, Puebla, Veracruz, Nuevo Laredo, Mexico City and Monterrey, among others. The services that we provide include consulting, analytical and logistics outsourcing services, which encompass the management of inbound movement of parts to manufacturing plants consistent with just-in-time inventory planning practices; logistics network (order-cycle) analysis; logistics information process design; trucking, auto haulage and intermodal transport; warehousing and bonded warehousing facility management; supply chain and logistics management; product handling and repackaging; local pre-assembly; maintenance and repair of containers in principal Mexican ports and cities; and inbound and outbound distribution using multiple transportation modes. Due to the scope of our operations, together with the extent of our experience and resources, we believe that we are uniquely positioned to coordinate the entire supply chain for our customers. This segment accounted for 37% of consolidated revenues in 2008, and 38% of consolidated revenues in 2007 and 2006.

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
     Trucking Services
     In conjunction with our logistics facilities, we offer truck transport and dedicated logistics trucking services as a value-added component to streamline the movement of products to and from major Mexican cities and rail hubs. Under Mexican law, truck transportation within Mexico can be performed only by Mexican-owned companies, such as Grupo TMM. As of April 30, 2009, we operated 640 trucks. We currently provide dedicated trucking services to several major manufacturers and retailers including Jumex, Allied-Domecq, Chedraui, Nestle, Unilever, Waldo’s and Nissan.
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
     Intermodal Services
     Since 2002, TMM Logistics and Hub Group, which is the largest intermodal marketing company in the United States, have been part of a joint network to manage freight moving between Canada, the United States and Mexico. TMM Logistics provides all sales support and operational arrangement within Mexico for the network. In 2004, we began providing intermodal services door-to-door.
     TMM Plus
     TMM Plus is a state-of-the-art supply chain platform that we developed which enables us to better control our operations and to provide our customers with full tracking of their products while products are moving through the supply chain. In addition, this tool increases our capabilities for designing and controlling a variety of logistics services. This platform has expanded our service offerings, which we expect will continue to increase the volume of our business.
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
     In October 2000, EMD, a subsidiary of General Motors (“GM”), invested $20 million in our subsidiary TMM Multimodal, S.A. de C.V. (“TMM Multimodal”) (representing an approximate 3.4% interest in TMM Multimodal). Under the terms of the Subscription and Stockholder Agreement relating to its investment in TMM Multimodal, EMD had the right to cause Grupo TMM to purchase, or, alternatively, to cause TMM Multimodal to redeem, all, but not less than all, of EMD’s shares in TMM Multimodal at a price equal to the original investment of $20 million, plus interest compounded annually from June 30, 2000 at the rate of 12% per annum, less certain distributions received by EMD in respect of its shares of TMM Multimodal. On March 15, 2005, GM notified the Company of its intention to exercise its put option on April 4, 2005; and on such date, with the cash proceeds from the sale of its interest in Grupo TFM to KCS, Grupo TMM paid approximately $34 million to GM in exchange for the shares of TMM Multimodal.
Disposition of Grupo TMM’s interest in Grupo TFM to KCS
     General
     On September 21, 2007, we completed the sale of our interest in Grupo TFM to KCS pursuant to an Amended and Restated Acquisition Agreement dated December 15, 2004 (the “AAA”). As consideration for the purchase and upon consummation of the transactions the Company received: (i) $200 million in cash; (ii) 18 million shares of KCS common stock, which were sold for approximately $400.5 million; (iii) an additional $35 million in cash and 1,494,469 KCS shares sold for approximately $37.3 million, and (iv) $54.1 million in cash to settle the various disputes between Grupo TMM and KSC relating to the sale of Grupo TFM. In connection with the completion of the sale, the parties entered into a settlement agreement pursuant to which each fully and finally settled and released all claims asserted against the other in arbitration proceedings which had been initiated by KCS under the AAA. See Item 8. “Financial Information — Legal Proceedings — Dispute with Kansas City Southern.”
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
Competition
     Maritime Operations
     The Company’s primary competitors in the Offshore Vessel business are Oceanografía, S.A. de C.V. (partner of Otto Candies LLC in Mexico) and Nautica Saltamar, S.A. de C.V. (a Mexican company with commercial agreements with Tidewater, Inc., the world’s largest offshore vessel operator). Tidewater, Inc. has a substantially greater percentage of domestic and foreign offshore marine market share compared to the Company and its other competitors. Other important offshore vessel operators in Mexico include Consultoría y Servicios Petroleros, S.A. de C.V., Naviera Integral S.A. de C.V., Naviera Tamaulipas S.A. de C.V., Seamar Mexico S. de R.L. de C.V., Edison Chouest Mexico S. de R.L. de C.V., and Cotemar S.A. de C.V.
     The Company’s primary competitor in the Parcel Tanker business is Stolt-Nielsen Transportation Group Ltd. Some other competitors in this business include Clipper and Mapa Logistics S.A. de C.V.
     Our tugboat business does not have a direct competitor within the port of Manzanillo, however other important tugboat operations in Mexico are provided by Saam Remolques, S.A., Cia. Maritima del Pacifico, S.A de C.V and Cia Maritima S.A de C.V.
     The Company’s primary competitors in the Product Tanker business are Arrendadora Ocean Mexicana, S.A. de C.V., Naviera Tulum, S.A. de C.V., and Naviera del Sureste, S.A. de C.V.
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

     In the auto hauling business, the Company faces competition primarily from Transportes Cuauhtemoc, S.A. de C.V., Auto Traslados sin Rodar, S.A. de C.V., Consorcio de Servicios Internacionales, S.A. de C.V. and González Trucking, S.A. de C.V.
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
     Listed below are some of the salient points of the legislation:
▪	Customary provisions enabling authorities to carry out inspections of vessels and investigations of incidents;

▪	New regulations concerning registration of vessels and waivers allowing Mexican companies to operate foreign flag vessels in otherwise reserved domains;

▪	Foreign vessels are obliged to designate a shipping agent in order to call at Mexican ports;

▪	Mexican flag vessels are required to operate with Mexican crews only and cabotage is in principle reserved for Mexican vessels;

▪	When a foreign vessel is abandoned by the owners with their cargo on board, provisions of the new legislation coordinate repatriation and temporary maintenance of the crew which the law deems ultimately to be the joint and several liability of the owner and agent;

▪	The carriage of passengers, cargo and towage in ports and pilotage are also regulated;

▪	Captains are responsible for damage and loss caused to vessels or ports due to negligence, lack of proper qualification, carelessness or bad faith, but are not responsible for damages caused by an act of God or force majeure;

▪	Companies providing towage services must carry insurance to cover their liabilities to the satisfaction of the authorities;

▪	Pollution is regulated by international treaties; however this only covers CLC-type liabilities. Pollution in respect of other substances is dealt with under local legislation which has no limitation. This is irrespective of any criminal proceedings or sanctions against the party responsible for the incident; and

▪	Maritime privileges are also considered within the law.
     The law establishes time limits for commencement of proceedings with respect to 7 specific types of contracts as follows:
▪	Bareboat charter;

▪	Time charter;

▪	Voyage charter;

▪	Carriage of Goods;

▪	Passengers;

▪	Salvage; and

▪	Towage.
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
     We could have liability with respect to contamination at our former U.S. facilities or third-party facilities in the United States where we have sent hazardous substances or wastes under the U.S. Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA” or “Superfund”) and comparable state laws (known as state Superfund laws). CERLCA and the state Superfund laws impose joint and several liability for the cost of investigation and remediation, natural resources damages, certain health studies and related costs, without regard to fault or the legality of the original conduct, on certain classes of persons with respect to releases into the environment of certain substances. There persons, commonly called “potentially responsible parties” or “PRPs” include the current and certain prior owners or operators of and persons that arranged for the disposal or treatment of certain substances at sites where a release has or could occur. In addition, other potentially responsible parties, adjacent landowners or other third parties may initiate cost recovery actions or toxic tort litigation against PRPs under CERCLA, state Superfund laws or state common law.
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
     We maintain insurance to cover the risk of partial or total loss of or damage to all of our assets, including, but not limited to, harbor and seagoing vessels, port facilities, port equipment, trucks, land facilities and offices. In particular, we maintain marine hull and machinery and war risk insurance on our vessels, which covers the risk of actual or constructive total loss. Additionally, we have protection and indemnity insurance for damage caused by our operations to third persons. With certain exceptions, we do not carry insurance covering the loss of revenue resulting from a downturn in our operations or resulting from vessel off-hire time on certain vessels. In certain instances, and depending on the ratio of insurance claims to insurance premiums paid, we may choose to self-insure our over-the-road equipment following prudent guidelines. We believe that our current insurance coverage is adequate to protect against the accident-related risks involved in the conduct of our business and that we maintain a level of coverage that is consistent with industry practice. However, we cannot assure you that our insurance would be sufficient to cover the cost of damages suffered by us or damages to others, that any particular claim will be paid or that such insurance will continue to be available at commercially reasonable rates in the future. OPA 90, by imposing potentially unlimited liability upon owners, operators and bareboat charters for certain oil pollution accidents in the United States, made liability insurance more expensive for ship-owners and operators.
Organizational Structure
     We hold a majority of the voting stock in each of our subsidiaries. The most significant subsidiaries, as of April 30, 2009, include:

	Country of	Ownership	Voting
Name	Incorporation	Interest	Interest
Administración Portuaria Integral de Acapulco S.A. de C.V. (Ports)*	Mexico	51%	51%
Lacto Comercial Organizada, S.A. de C.V. (Trucking)	Mexico	100%	100%
Autotransportación y Distribución Logística, S.A. de C.V.(Logistics)*	Mexico	51%	51%
Transportación Marítima Mexicana, S.A. de C.V. (formerly Naviera del Pacífico, S.A. de C.V.) (Product and Parcel Tankers, Offshore vessels and harbor tugboat operations)	Mexico	100%	100%
Terminal Marítima de Tuxpan, S.A. de C.V. (Ports)	Mexico	100%	100%
TMM Logistics, S.A. de C.V. (Logistics)	Mexico	100%	100%
Seglo, S.A. de C.V. (Logistics)*	Mexico	39%	39%
TMM Agencias, S.A. de C.V. (Shipping agencies)	Mexico	100%	100%
Seglo Operaciones Logísticas, S.A. de C.V (Logistics)	Mexico	50%	50%
TMM División Marítima, S. A. de C. V. (Offshore vessels)	Mexico	100%	100%
TMM Remolcadores, S. A. de C. V. (tugboat vessels)	Mexico	100%	100%
TMM Parcel Tankers, S. A. de C. V. (Tanker vessels)	Mexico	100%	100%
Almacenadora de Deposito Moderno, S. A. de C. V. (Warehousing) (1)	Mexico	100%	100%

(*)	Less than wholly owned by the Company.

(1)	See Note 1 to our Audited Consolidated Financial Statements.
Property, Plant and Equipment
     Our principal executive offices are located in Mexico City, and are currently under lease from March 2006 through March 2021. Our business activities and the business activities of our subsidiaries in the logistics and transportation fields are conducted with both leased and owned equipment, and, in certain instances, through concessions granted to us by the Mexican Government. We were granted the right to operate certain facilities, including certain cruise ship terminals and ports, as part of franchises awarded through the Mexican Government’s privatization activity. We operate facilities, either through leases or with direct ownership interests, in Acapulco, Aguascalientes, Altamira, Campeche, Coatzacoalcos, Cuernavaca, Ensenada, Hermosillo, Veracruz, Mexico City, Monterrey, Nuevo Laredo, Puebla, Queretaro, Toluca and Tuxpan. See Item 4. “Information on the Company — Business Overview,” and Notes 9 and 10 to our Audited Consolidated Financial Statements.
     Concession Rights and Related Assets as summarized below:

			Estimated
	Years Ended December 31,		Amortization Life
	2008	2007	(Years)
	(In thousands of Dollars)
API Acapulco	$6,783	$6,783	12
Tugboats in the port of Manzanillo	2,170	2,170		*

	8,953	8,953
Accumulated amortization	(5,562)	(5,290)

Concession rights and related assets—net	$3,391	$3,663

(*)	Fully amortized.
     Property, Plant and Equipment are summarized below:

			Estimated Total
	Years Ended December 31,		Useful Lives
	2008	2007	(Years)
	(In thousands of Dollars)
Vessels	$500,296	$234,979	25
Dry-docks (major vessel repairs)	6,103	6,061	2.5
Buildings and installations	11,402	12,988	20 and 25
Warehousing equipment	1,075	1,144	10
Computer equipment	334	384	3 and 4
Terminal equipment	1,194	1,631	10
Ground transportation equipment	33,153	37,735	4, 5 and 10
Other equipment	1,203	1,436

	554,760	296,358

Land	19,688	23,538
Construction in progress	113,292	31,163

Total Property, Plant and Equipment—net	$687,740	$351,059

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
     Over the last few years, we have made and continue to make significant changes to our business, including:

▪	Reducing our corporate overhead: Over the last few years, we have significantly reduced our operating costs by reducing our corporate executive headcount from 222 to 97 full-time equivalent positions, through the elimination of redundant functions and the transfer of certain employees to other business areas within the Company. In 2005, and after the sale of Grupo TFM, Logistics Operations was restructured reducing its personnel to the current levels. Our projections for 2009 contemplate a continued reduction in our corporate overhead on an annualized basis. See “— Business Strategy — Reducing Corporate Overhead and Other Operating Costs.”

▪	Introducing cost-saving technology: We have developed TMM Plus, an Internet-based information systems platform that integrates logistics services, thereby increasing the efficiency of our logistics operations. The information systems platform supports dedicated logistics contracts and yard management. The systems platform allows our customers to access information regarding the location and status of their cargo via computer. See “— Logistics Operations — TMM Plus.”

▪	Extending the maturity of our debt: During 2006, we repaid in full all of our public debt, including the Grupo TMM 10 1/4% Senior Notes due 2006 (the “2006 Notes”) and the Grupo TMM Senior Secured Notes due 2007 (the “2007 Notes”). We also entered into (i) a $200 million receivables securitization facility with Deutsche Bank AG that matures in September 2012 and (ii) other credit agreements to finance the acquisition of three offshore vessels. However, we continue to review and analyze alternatives to refinance our debt to extend the maturity and reduce the interest expense thereof. See Item 4. “Information on the Company — Recent Developments — Mexican Peso-Denominated Trust Certificates Program.”

▪	Establishing our Trust Certificates Program: On April 30, 2007 we established a Mexican Peso-Denominated Trust Certificates Program for the issuance of trust certificates, which are securities secured by trust assets and denominated in Mexican Pesos, for an aggregate amount of Ps. 9 billion. We closed our first, second, and third issuances of trusts certificates under the program on July 19, 2007, April 30, 2008, and July 1, 2008, respectively, in an amount of Ps. 3 billion, Ps. 1.55 billion, and Ps. 4.39 billion, respectively. Our first issuance was used primarily to refinance existing vessel indebtedness. Our second issuance was primarily used to finance the acquisition of five new and used vessels for an approximate aggregate amount of $111.4 million. Our third issuance is being used to acquire new and used vessels.

▪	Selling our interest in Grupo TFM to KCS: On April 1, 2005, we sold our interest in Grupo TFM to KCS. See Item 4. “Information on the Company — Recent Developments — Disposition of Grupo TMM’s interest in Grupo TFM to KCS.”

▪	Purchase of 40% Marmex stake from Seacor: On March 3, 2006, the Company purchased Seacor’s 40% interest in Marmex, our former offshore vessel joint venture company dedicated to providing maritime offshore services in Mexico’s Gulf Coast. As part of this transaction, Grupo TMM also purchased five offshore vessels owned by Seacor which began flying the Mexican flag, and at the same time converted three additional offshore vessels from leased to owned status. All eight vessels are working under time charter contracts supporting offshore oil exploration and production activities in the Gulf of Mexico. The aggregate cost of these transactions, including the purchase of 40% of the Marmex shares, the purchase of five vessels from Seacor, and the conversion to owned status of the three vessels under lease, was $75 million, of which $70 million was financed through bank debt.

▪	Purchase of 40% SMR stake from Smit: On May 9, 2006, the Company purchased the remaining 40% minority stake held by the Dutch company Smit in Servicios Mexicanos en Remolcadores, S.A. de C.V. (“SMR”), a joint venture company dedicated to providing harbor towing services at the Port of Manzanillo, Mexico. The purchase price was $9 million. The concession to operate this business was recently renewed by the ports authorities for an additional eight years until January 2015.

▪	Purchase of 100% Almacenadora de Depósito Moderno, S.A. de C.V. Organización Auxiliar de Crédito (“ADEMSA”): On December 13, 2006, the Company purchased 100% of ADEMSA’s shares. ADEMSA currently operates over 380,000 square meters of warehousing space throughout Mexico, including 68,000 square meters of direct warehouse (the largest of which is located in northern Mexico City). Due to its regulated nature, ADEMSA is one of a limited number of warehousing companies authorized by the

Mexican government to provide bonded warehousing services and to issue negotiable certificates of deposit.

▪	Purchase of Assets from Autoconvoy Mexicano, S.A. de C.V.: On July 19, 2007, Grupo TMM acquired from Autoconvoy Mexicano, S.A. de C.V., operating assets including a fleet of 228 trucks and 423 haul-away trailers, each equipped with a satellite tracking system. We have our own yards in Puebla, Aguascalientes and Cuernavaca, equipped with all the necessary facilities for the operation of the newly formed TMM Logistics haul-away division (management offices, repair shops, shelter yards, security, warehouses, etc). Since July 19, 2007, Grupo TMM has been coordinating and distributing vehicles on a national level, from the main automotive manufacturers’ plants, to the national dealers or borders for export purposes.

▪	Sale of Certain Subsidiaries: During 2008, Grupo TMM, in an effort to streamline its operations and reduce operating costs, sold certain non-strategic subsidiaries and recognized a $17.7 million gain on the sale of such subsidiaries.
Operating Results
     The following discussion should be read in conjunction with, and is qualified in its entirety by reference to our Financial Statements and the notes thereto appearing elsewhere in this Annual Report. Our Financial Statements have been prepared in accordance with IFRS, which differ in certain respects from U.S. GAAP.
General
     Set forth below is a summary of the results of operations (excluding our discontinued operations described below):

	Year Ended December 31,
	2008	2007	2006
	(In millions of Dollars)
Consolidated Transportation Revenues
Maritime Operations	$206.8	$179.0	$146.4
Ports and Terminals Operations	8.0	8.5	8.1
Logistics Operations	134.3	115.9	93.9
Intercompany revenues	13.8	(0.1)	(0.3)

Total	$362.9	$303.3	$248.1

Income on Transportation
Maritime Operations	$42.0	$44.1	$30.5
Ports and Terminals Operations	1.6	1.4	1.2
Logistics Operations	(12.0)	(3.4)	(6.1)
Shared corporate costs	(20.4)	(18.4)	(14.5)

Total	$11.2	$23.7	$11.1

     Income (loss) from discontinued operations in 2006 and 2007
     On April 1, 2005, Grupo TMM received $594 million for the sale of its share interest in Grupo TFM to KCS, including $200 million in cash, $47 million in a 5% promissory note which matured on June 1, 2007, and 18 million shares of KCS common stock worth $347 million at that date. Furthermore, on March 13, 2006, Grupo TMM received an additional payment of $110 million from KCS in a combination of $35 million in cash, a $40 million note receivable, and 1,494,469 shares of KCS common stock valued at $35 million dependent on a favorable resolution of the VAT liability and the Mexican Government’s put option. Due to the contingent nature of the latter receivable, it was not recognized as a receivable at the time of the sale, but was recognized as income from discontinued operations within the consolidated statement of operations for 2006 until actual cash was collected in April 2006 with its corresponding revenue in the amount of $111.4 million (See Note 5 to our Audited Consolidated Financial Statements).
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
     Fiscal Year ended December 31, 2008 Compared to Fiscal Year ended December 31, 2007
     Revenues from operations for the year ended December 31, 2008 were $362.9 million compared to $303.3 million for the year ended December 31, 2007. Reported revenues for each of Grupo TMM’s divisions increased in 2008 as compared to 2007, except in the Port Division which decreased in 2008 compared to 2007.

	Consolidated Transportation Revenues
	($ in millions)
	Years Ended December 31,
					Y2008 vs.
		% of Net		% of Net	Y2007
	2008	Revenues	2007	Revenues	% Change
Ports and Terminals Operations	$8.0	2.2%	$8.5	2.8%	(5.9)%
Maritime Operations	206.8	57.0	179.0	59.0	15.5
Logistics Operations	134.3	37.0	115.9	38.2	15.9
Intercompany Revenues (*)	13.8	3.8	(0.1)	—

Total	$362.9	100.0%	$303.3	100.0%	19.7%

(*)	Represents the elimination of intercompany transactions between segments.
     Ports and Terminals Operations
     Ports and Terminals Operations’ revenues decreased 5.9% to $8 million for the year ended December 31, 2008 and accounted for 2.2% of total net revenues, compared to $8.5 million for the year ended December 31, 2007. This decrease was mainly attributable to lower volumes at shipping agencies and to a decrease in revenues of 6.4% from the port in Acapulco as a result of decreased cruise ship calls, which were partially offset by an increase in revenues in the auto handling segment due to higher export volumes to South America and Japan, from 38,773 automobiles in 2007 to 46,629 in 2008.
     Maritime Operations
     Maritime Operations’ revenues increased 15.5% to $206.8 million in 2008 and accounted for 57% of total net revenues compared to $179 million in 2007. This increase was mainly attributable to a 16.6% increase in revenues in the offshore segment due mainly to higher average daily rates and to a 23.5% increase in product tanker revenues as a result of there being two more vessels in operation in 2008.
     Logistics Operations
     Logistics Operations’ revenues increased 15.9% to $134.3 million in 2008 and accounted for 37% of total net revenues compared to $115.9 million in 2007. Revenues were positively impacted by a 16.8% increase in trucking revenues mainly due to the addition of new clients and by revenues of $21.8 million in the auto hauling business in 2008, its first full year of operation. This revenue increase was partially offset by a decrease in revenues in the fourth quarter of 2008, mainly due to the depreciation of the peso during such quarter and to decreased volumes in the auto hauling and automotive segments as a result of a slowdown of production at auto plants.

Income on Transportation
     Under IFRS, income on transportation reflects revenues on transportation less operating costs and expenses. Reference to operating income in this Annual Report refers to income on transportation, plus/minus the effect of other income (expenses) as presented in the Financial Statements included in this Annual Report.
     Total costs and expenses for the year ended December 31, 2008 increased 25.8% to $351.7 million from $279.6 million for the year ended December 31, 2007. This increase was mainly attributable to an increase of 18% in leases and other rents, an increase of 57.8% in fuel materials and supplies, an increase of 30.1% in salaries, wages and employee benefits and an increase of 21.3% in depreciation and amortization. Operating income decreased 52.7% to $11.2 million for the year ended December 31, 2008 from an operating income of $23.7 million for the year ended December 31, 2007.
     The following table sets forth information concerning the Company’s operating income by business segment for the year ended December 31, 2008.

	Grupo TMM Operations
	Income on Transportation (1)(2)
	($ in millions)
	Year Ended December 31,
			Y2008 vs.
			Y2007
			%
	2008	2007	Change
Ports and Terminals Operations	$1.6	$1.4	14.3%
Maritime Operations	42.0	44.1	(4.8)
Logistics Operations	(12.0)	(3.4)	(252.9)
Shared Corporate Costs	(20.4)	(18.4)	(10.9)

Total	$11.2	$23.7	(52.7)%

(1)	Operating results are reported as Income on Transportation in our Financial Statements included elsewhere in this Annual Report.

(2)	To better reflect Grupo TMM’s corporate costs, the Company modified the presentation of its corporate expenses as of December 31, 2007 and 2008, separating human resources and information technology costs to be allocated to each business unit in accordance with its use. Income on transportation includes the following allocated total administrative costs: In 2008: $1.6 million in Ports and Terminals Operations, $6.8 million in Maritime Operations, $14.6 million in Logistics Operations and $19.9 million in shared corporate costs. In 2007: $1.9 million in Ports and Terminals Operations, $6.4 million in Maritime Operations, $14.1 million in Logistics Operations and $18.5 million in shared corporate costs.
     Ports and Terminals Operations
     Ports and Terminals Operations’ operating income for the year ended December 31, 2008 increased to $1.6 million, after deducting $1.6 million of administrative costs, compared to $1.4 million, after deducting $1.9 million of administrative costs, for the year ended December 31, 2007.
     Maritime Operations
     Maritime Operations’ operating income for the year ended December 31, 2008 decreased to $42 million, after deducting $6.8 million of administrative costs, compared to $44.1 million, after deducting $6.4 million of administrative costs. This decrease was mainly due to reduced chemical tanker profits due to increased fuel costs during the second and third quarter of 2008 and to higher product tanker costs and operating expenses in product tankers due to the addition of three new vessels during the second half of 2008.

     Logistics Operations
     Logistics Operations incurred an operating loss for the year ended December 31, 2008 of $12 million, after deducting $14.6 million of administrative costs, compared to a loss of $3.4 million, after deducting $14.1 million of administrative costs, for the year ended December 31, 2007. The operating loss in 2008 was negatively impacted by non recurring costs incurred in the fourth quarter of 2008 of $1.8 million in toll-related costs due to changes in tax regulations, $0.7 million in severance expenses and $1.3 million from the termination of non-profitable businesses and approximately $1.2 million in other expenses related to continuing operations.
Net Financing Cost

	($ in millions)
	Year Ended December 31,
			Y2008
			vs.
			Y2007
	2008	2007	% Change
Net Financing Cost	$(75.6)	$48.5	(256.0)%
          Net financing cost recognized during the year ended December 31, 2008 was a $75.6 million credit, compared to a $48.5 million expense incurred during the year ended December 31, 2007. The decrease was primarily due to the recognition of a significant currency exchange gain of our Peso-denominated debt as a result of the devaluation of the Peso in 2008, which was partially offset by the increase in interest expense of the 2008 issuance under the Company’s Trust Certificates Program.
Other (Expenses) Income -Net

	($ in millions)
	Year Ended December 31,
			Y2008
			vs.
			Y2007
	2008	2007	% Change
Other (expenses) income — net	$8.7	$(4.4)	297.7%
          Other (expenses) income — net for the year ended December 31, 2008 included primarily: $17.7 million from a gain on the sale of certain non-strategic subsidiaries, which was partially offset by $4.7 million of goodwill impairment, and $3.8 million from lease equipment expenses. Other (expenses) income — net for the year ended December 31, 2007 included primarily: $10.4 million for a non-recurring restructuring cost, a $4.6 million loss from the sale of non-productive assets and leases of related equipment, which was partially offset by $10.8 million from recoverable taxes net of expenses, and a gain from the sale of subsidiaries.
Benefit from Income Taxes

	($ in millions)
	Year Ended December 31,
			Y2008
			vs.
			Y2007
	2008	2007	% Change
Benefit (expenses) from income taxes	$(20.1)	$0.8	(2,612.5)%
     In the year ended December 31, 2008 we incurred an expense of $20.1 million, compared to a tax benefit of $0.8 million reported for the year ended December 31, 2007. The tax expense is primarily due to the use of certain tax loss carry forwards.

Minority Interest

	($ in millions)
	Year Ended December 31,
			Y2008
			vs.
			Y2007
	2008	2007	% Change
Minority interest	$0.5	$0.2	150.0%
     Minority interest increased to $0.5 million for the year ended December 31, 2008, from $0.2 million for the year ended December 31, 2007. This increase is due to an increase in net income for the year from companies in which we hold a minority interest.
Net (Loss) Income for the year attributable to stockholders of Grupo TMM

	($ in millions)
	Year Ended December 31,
			Y2008
			vs.
			Y2007
	2008	2007	% Change
Net (Loss) Income for the year attributable to stockholders of Grupo TMM	$74.9	$(67.1)	212.5%
     In the year ended December 31, 2008, we recognized net income of $74.9 million, or income of $1.33 dollars per share. In the year ended December 31, 2007, we incurred a net loss of $67.1 million, or a loss of $1.18 dollars per share, which included a loss of $38.6 million from discontinued operations.
     Fiscal Year ended December 31, 2007 Compared to Fiscal Year ended December 31, 2006
     Revenues from operations for the year ended December 31, 2007 were $303.3 million compared to $248.1 million for the year ended December 31, 2006. Reported revenues for each of Grupo TMM’s divisions increased in 2007 as compared to 2006.

	Consolidated Transportation Revenues
	($ in millions)
	Years Ended December 31,
					Y2007 vs.
		% of Net		% of Net	Y2006
	2007	Revenues	2006	Revenues	% Change
Ports and Terminals Operations	$8.5	2.8%	$8.1	3.3%	4.9%
Maritime Operations	179.0	59.0	146.4	59.0	22.3
Logistics Operations	115.9	38.2	93.9	37.8	23.4
Intercompany Revenues (*)	(0.1)	—	(0.3)	(0.1)	66.7

Total	$303.3	100.0%	$248.1	100.0%	22.2%

(*)	Represents the elimination of intercompany transactions between segments.
     Ports and Terminals Operations
     Ports and Terminals Operations’ revenues increased 4.9% to $8.5 million in the year ended December 31, 2007 and accounted for 2.8% of total net revenues, compared to $8.1 million for the year ended December 31, 2006. Revenues at the port of Acapulco improved 12.4% over 2006 revenues mainly due to increased cruise ship calls, from 123 calls in 2006 to 135 calls in 2007. Revenues from Tuxpan operations decreased 25% due to repairs made to the warehouse.

     Maritime Operations
     Maritime Operations’ revenues increased 22.3% to $179 million for the year ended December 31, 2007 and accounted for 59% of net total revenues compared to $146.4 million for the year ended December 31, 2006. This increase was mainly attributable to a 23.5% increase in revenues in the offshore segment due mainly to an improved revenue mix and to a 32.5% increase in revenues in the product tanker segment due mainly to increased utilization year over year, from 93% to 100%.
     Logistics Operations
     Logistics Operations’ revenues increased by 23.4% to $115.9 million for the year ended December 31, 2007 and accounted for 38.2% of net total revenues compared to $93.9 million for the year ended December 31, 2006. Trucking revenues increased due to improved freight volumes and to longer hauls. Warehousing and auto hauling operations contributed with $16.9 million and $9.1 million of revenues, respectively. Maintenance and repair revenues increased due to an improved mix of revenues and inbound logistics improved mainly to increased line feeding volumes. Revenue was impacted by a $9.3 million loss from the cancellation of a contract between Kansas City Southern de México and Ford Motor Company in which TMM Logistics was a subcontractor.
Income on Transportation
     Total costs and expenses for the year ended December 31, 2007 increased 18 % to $279.6 million from $237 million for the year ended December 31, 2006. This increase was mainly attributable to an increase of 32.6% in leases and other rents, an increase of 18.4% in fuel materials and supplies, an increase of 18.4% in salaries, wages and employee benefits and an increase of 55.8% in depreciation and amortization, partially offset by a 5.8% decrease in purchased services and a 5% decrease in other costs and expenses. Operating income increased 113.5% to $23.7 million for the year ended December 31, 2007 from an operating income of $11.1 million for the year ended December 31, 2006.

	Grupo TMM Operations
	Income on Transportation (1)(2)
	($ in millions)
	Year Ended December 31,
			Y2007 vs.
			Y2006
			%
	2007	2006	Change
Ports and Terminals Operations	$1.4	$1.2	16.7%
Maritime Operations	44.1	30.5	44.6
Logistics Operations	(3.4)	(6.1)	44.3
Shared Corporate Costs	(18.4)	(14.5)	(26.9)

Total	$23.7	$11.1	113.5%

(1)	Operating results are reported as Income on Transportation in our Financial Statements included elsewhere in this Annual Report.

(2)	To better reflect Grupo TMM’s corporate costs, the Company has modified the presentation of its corporate expenses, separating human resources and information technology costs to be allocated to each business unit in accordance with its use. Income on transportation includes the following allocated total administrative costs: In 2007: $1.9 million in Ports and Terminals Operations, $6.4 million in Maritime Operations, $14.1 million in Logistics Operations and $18.5 million in shared corporate costs. In 2006: $1.8 million in Ports and Terminals Operations, $5.9 million in Maritime Operations, $9.5 million in Logistics Operations and $14.6 million in shared corporate costs.
     Ports and Terminals Operations
     Ports and Terminals Operations’ operating income for the year ended December 31, 2007, increased $0.2 million to $1.4 million, after deducting $1.9 million of administrative costs, compared to $1.2 million, after deducting $1.8 million of administrative costs, for the year ended December 31, 2006. This increase resulted from improved profits from the port in Acapulco and at shipping agencies due to higher volumes.
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
     Logistics Operations
     Logistics Operations incurred an operating loss for the year ended December 31, 2007 of $3.4 million, after deducting $14.1 million of administrative costs, compared to a loss of $6.1 million, after deducting $9.5 million of administrative costs, for the year ended December 31, 2006. This improvement was mainly due to increased profits in the trucking, maintenance and repair segments, and to the contribution of profits from the warehouse segment, which was partially offset by increased costs and operating expenses in the auto hauling segment during the final three months of fiscal 2007.
Net Financing Cost

	($ in millions)
	Year Ended December 31,
			Y2007
			vs.
			Y2006
	2007	2006	% Change
Net Financing Cost	$48.5	$55.8	(13.1)%
     Net financing cost incurred for the year ended December 31, 2007, was $48.5 million, decreasing $7.3 million from $55.8 million incurred in the year ended December 31, 2006. The decrease resulted primarily from the absence of certain costs incurred in 2006 but not in 2007, including the amortization of financial expenses related to the Company’s 2007 Notes prepayment.
Other (Expenses) Income — Net

	($ in millions)
	Year Ended December 31,
			Y2007
			vs.
			Y2006
	2007	2006	% Change
Other (expenses) income, net	$(4.4)	$(24.1)	81.7%
     Other (expenses) income — net for the year ended December 31, 2007, primarily included: $10.4 million for a non-recurring restructuring charge, a $4.6 million loss from the sale of non-productive assets and expenses related to leased equipment, which was partially offset by $10.8 million from recoverable taxes net of expenses, and a gain from the sale of subsidiaries. Other (expenses) income — net for the year ended December 31, 2006, primarily included: a $21.3 million impairment charge for long-lived assets, a $1.5 million provision for the management fee to SSA, and a $1.1 million provision for labor contingencies.

Benefit from Income Taxes

	Benefit from Income Taxes
	($ in millions)
	Year Ended December 31,
			Y2007
			vs.
			Y2006
	2007	2006	% Change
Benefit from income taxes	$0.8	$27.8	(97.1)%
     A benefit from income tax of $0.8 million was reported for the year ended December 31, 2007, compared to a tax benefit of $27.8 million reported for the year ended December 31, 2006. The tax benefit resulted primarily from the use of certain tax loss carry forwards.
Minority Interest

	($ in millions)
	Year Ended December 31,
			Y2007
			vs.
			Y2006
	2007	2006	% Change
Minority interest	$0.2	$0.5	(60.0)%
     Minority interest was reduced to $0.2 million for the year ended December 31, 2007, from $0.5 million for the year ended December 31, 2006. This decrease was due to a decrease in net income for the year from companies in which we hold a minority interest.
Net (Loss) Income for the year attributable to stockholders of Grupo TMM

	Net Income ($ in millions)
	Year Ended December 31,
			Y2007
			vs.
			Y2006
	2007	2006	% Change
Net (Loss) Income for the year attributable to stockholders of Grupo TMM	$(67.1)	$69.9	(196.0)%
     For the year ended December 31, 2007, we incurred a net loss of $67.1 million, or a loss of $1.18 dollars per share, which included a loss of $38.6 million from discontinued operations. For the year ended December 31, 2006, we reported net income of $69.9 million, or income of $1.23 dollars per share, which included income of $111.4 million from discontinued operations.
     See Item 11. “Quantitative and Qualitative Disclosures about Market Risk — Inflation Rate Risk” and “Quantitative and Qualitative Disclosures about Market Risk — Foreign Currency Risk” for a discussion about how inflation and foreign currency risks affect the Company’s business.
Critical Accounting Policies
     Our Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).
     We have identified certain key accounting policies on which our financial condition and results of operations are dependent. These key accounting policies most often involve complex matters, may be based on estimates and involve a significant amount of judgment. In the opinion of our management, our critical accounting policies under

IFRS are those related to revenue recognition, financial statement translations into U.S. dollars, and deferred income taxes. For a full description of all of our accounting policies, see Note 3 to our Audited Consolidated Financial Statements contained elsewhere herein.
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
     Financial Statement Translations into U.S. Dollars. In preparing our Financial Statements, we translate amounts in other currencies to U.S. dollars under IFRS based on the guidelines established by IAS 21, “The Effect of Changes in Foreign Exchange Rates”. Pursuant to the revised version of International Accounting Standard (IAS) 21 by the IASB (see Note 3 to our Audited Consolidated Financial Statements) “The Effects of Changes in Foreign Exchange Rates”, whereby the concept of functional currency is discussed, Grupo TMM analyzed the economic environment in which its subsidiaries were operating during 2005. The analysis disclosed the need to change the functional currency of some of Grupo TMM’s subsidiaries from the U.S. dollar to the Mexican peso. The revised IAS 21 allows choosing the reporting currency which remained the U.S. dollar in our Financial Statements.
     Deferred Income Taxes. We apply the provisions of IAS 12, “Income Taxes”. The guidance under IFRS establishes that the recognition of net operating loss carryforwards should be based on the likelihood that such tax credits will be effectively used to offset future tax liabilities. In making such an evaluation we have to exercise significant judgment in estimating the level of future taxable income that we will generate and our projections take into consideration certain assumptions, some of which are under our control and others, which are not. Key assumptions include inflation rates, currency fluctuations and future revenue growth. If our assumptions are not accurate, the amount of tax credits we have recognized could be significantly impacted.
     Recent Accounting Pronouncements IFRS
     Grupo TMM has elected to adopt early the International Accounting Standard (IAS) 1 Presentation of Financial Statements (Revised 2007) in its consolidated financial statements. This standard has been applied retrospectively. The adoption of the standard does not affect the financial position or profits of the Company, but gives rise to additional disclosures. The measurement and recognition of the Company’s assets, liabilities, income and expenses is unchanged, however some items that were recognized directly in equity are now recognized in other comprehensive income, such as for example translation adjustment.
     Had the Company not elected to adopt early IAS 1 (Revised) an amount of $13.5 million would have been recognized directly in equity (2007: $2.6 million). This amount has now been recognized in other comprehensive income.
     In 2007 Grupo TMM adopted early the International Financial Reporting Standard (IFRS) 8 Operating Segments, which replaces IAS 14 Segment Reporting. The adoption of this Standard did not affect the way Grupo TMM identifies separate operating segments relevant for segment reporting, because Grupo TMM continues to present segment results in accordance with internal management reporting information that is regularly reviewed by the chief operating decision maker. The format can be found in Note 24.
     At the date of authorization of these consolidated financial statements, certain new standards, amendments and interpretations to existing standards have been published but are not yet effective, and have not been adopted early by Grupo TMM.
     Management anticipates that all of the pronouncements will be adopted in Grupo TMM’s accounting policy for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to Grupo TMM’s consolidated financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s consolidated financial statements.

IAS 23 Borrowing Costs (Revised) (effective from January 1, 2009)
     The revised standard requires the capitalization of borrowing costs, to the extent they are directly attributable to the acquisition, production or construction of qualifying assets that need a substantial period of time to get ready for their intended use or sale. The Company had already adopted the option of capitalizing borrowing costs related to qualifying assets. The revised standard will have no effect on the Company’s reported interest expense and capitalized cost in future periods.
IFRS 3 Business Combinations (Revised 2008) (effective from July 1, 2009)
     The standard is applicable for business combinations occurring in reporting periods beginning on or after July 1, 2009 and will be applied prospectively. The new standard introduces changes to the accounting requirements for business combinations, but still requires use of the purchase method, and will have a significant effect on business combinations occurring in reporting periods beginning on or after July 1, 2009.
IAS 27 Consolidated and Separate Financial Statements (Revised 2008) (effective from July 1, 2009)
     The revised standard introduces changes to the accounting requirements for the loss of control of a subsidiary and for changes in the Group’s interest in subsidiaries. Management does not expect the standard to have a material effect on the Group’s consolidated financial statements.
Amendments to IFRS 2 Share-based Payment (effective from January 1, 2009)
     The IASB has issued an amendment to IFRS 2 regarding vesting conditions and cancellations. None of the Company’s future share-based payment schemes will be affected by the amendments. Management does not consider the amendments to have an impact on Grupo TMM’s accounting policies.
Annual Improvements 2008 and 2009
     The International Accounting Standards Board (IASB) has issued Improvements for International Financial Reporting Standards 2008 and again in 2009. Most of these amendments become effective in annual periods beginning on or after January 1, 2009. The Company expects the amendment to IAS 23 Borrowing Costs to be relevant to Grupo TMM’s accounting policies. The amendment clarifies the definition of borrowing costs by reference to the effective interest method. This definition will be applied for reporting periods beginning on or after January 1, 2009, however forecasts indicate the effect to be insignificant. Smaller amendments are made to several other standards, however, these amendments are not expected to have a material impact on the Company’s consolidated financial statements.
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
     As of December 31, 2008, Grupo TMM’s total debt amounted to $817.5 million, which includes $626.1 million of our Mexican Peso-Denominated Trust Certificates Program, $116 million under the Securitization Facility with Deutsche Bank AG and $75.4 million of bank debt owed to several different banks; of this debt, $36.1 million is short-term debt and $781.4 million is long-term debt. As of March 31, 2009, Grupo TMM’s total debt amounted to $796.1 million, which includes $610.7 million of our Trust Certificates Program, $112.9 million under the Securitization Facility and $72.5 million of bank debt owed to several different banks; of this debt, $38 million is short-term debt and $758.1 million is long-term debt. Under IFRS, transaction costs in connection with financings are required to be accounted for as debt.
     Our total shareholders’ equity in 2008, including minority interest in consolidated subsidiaries, was $171.2 million, resulting in a debt-to-equity ratio of 4.8.
     As of December 31, 2007, Grupo TMM’s total debt amounted to $447.8 million, which included $464.5 million of principal, $3 million of interest and transaction costs that reduce the amount outstanding by $19.7 million; of this debt, $31.3 million was short-term debt and $416.5 million was long-term debt.
     Our total shareholders’ equity in 2007, including minority interest in consolidated subsidiaries, was $118.9 million, resulting in a debt-to-equity ratio of 3.8.
     On January 9, 2008, Grupo TMM (through its subsidiary TMM Remolcadores, S. A. de C. V.) entered into a financing agreement for the acquisition of two tugboats in the amount of $11.9 million (85% of the vessels’ purchase price) with a term of seven years, at a fixed rate of 6.35% with quarterly payments of principal and interest.
     On January 11, 2008, in order to refinance the acquisition of ADEMSA, Grupo TMM closed a financing agreement in the amount of $8.5 million with a term of seven years, at a fixed rate of 8.01% with semi-annual payments of principal starting on January 2010 and semi-annual interests payments.
     On January 24, 2008, through its subsidiary TMM Flota Maritíma, S. A. de C. V., Grupo TMM obtained a financing facility of up to $100 million for the acquisition and construction of vessels to be delivered from 2008 through 2010. The financing facility was used for the acquisition of one supply vessel for $32.8 million (90% of the purchase price) for a term of seven years. The facility included two kinds of loans, the senior loan of $27.4 million at variable rate of Libor +185 basis points and the junior loan of $5.4 million at variable rate of Libor + 400 basis points, with monthly payments of principal and interest. Both loans were fully pre-paid on April 30, 2008 with the proceeds of the second issuance of the Trust Certificates Program.
     On April 30, 2008, Grupo TMM issued securities under the second tranche of its Trust Certificates Program for Ps. 1.55 billion, or approximately $136.9 million, at Mexico’s interbank equilibrium interest rate, TIIE, plus 195 basis points. The proceeds from the second tranche of this program were used to acquire additional tankers and offshore vessels, to repay existing debt, to fund required cash reserves and to pay issuance-related expenses.
     On July 1, 2008 Grupo TMM issued securities under the third tranche of its Trust Certificates Program for Ps. 4.39 billion, or approximately $425.9 million, at Mexico’s interbank equilibrium interest rate, TIIE, plus 219 basis points. The proceeds from the third tranche of this program will be used to acquire additional offshore vessels, to fund required cash reserves and to pay issuance-related expenses.
     As of March 31, 2009, we had net working capital (current assets less current liabilities) of $119.9 million. We had net working capital of $152.5 million, $49.5 million, and $66.1 million as of December 31, 2008, December 31, 2007, and December 31, 2006, respectively. The increase in net working capital from December 31, 2007 to December 31, 2008 was primarily attributable to an increase of $168.4 million in cash and cash equivalents, of which $128.5 million was restricted cash on hand, which was partially offset by a reduction in account receivables of $8.9 million, and an increase in short-term debt of $10.5 million.

     Information on Cash Flows
     Summary cash flow data for the years ended December 31, 2008, 2007 and 2006 is as follows:

	Years Ended December 31,
	2008	2007	2006
	($ in thousands)
Operating activities	(50,609)	(1,301)	333,966
Investing activities	(384,948)	(40,424)	(103,255)
Financing activities	509,045	34,741	(261,926)
Currency exchange effect on cash	(48,303)	—	—

Net decrease in cash and cash equivalents	25,185	(6,984)	(31,215)
Cash and cash equivalents at beginning of year	14,722	21,706	52,921

Cash and cash equivalents at end of year	$39,907	$14,722	$21,706

     For the year ended December 31, 2008, the Company’s consolidated cash position increased by $25.2 million from the year ended December 31, 2007. This increase was mainly attributable to $509 million from the issuance of the second and third tranches of our Trust Certificates Program, which was partially offset by $384.9 million of investments in fixed assets, and $91 million of restricted cash.
     Our Cash Flows from Operating Activities
     Net cash flows used in operating activities amounted to $50.6 million in the year ended December 31, 2008 compared to net cash used in operating activities of $1.3 million in the year ended December 31, 2007. This increase was primarily due to the use of restricted funds in the amount of $70.5 million, mainly to acquire vessels, which was partially offset by an increase in working capital of $42.6 million and an increase in operating cash flow of $17.6 million. Net cash used in operating activities in the year ended December 31, 2007 was $1.3 million. Net cash generated from operating activities in the year ended December 31, 2006 was $334 million. The increase was primarily due to an increase in restricted cash on hand in the amount of $330.9 million related to the first issuance under our Trust Certificates Program.
     The following table summarizes cash flows from operating activities for the periods indicated:

	Years Ended December 31,
	2008	2007	2006
	($ in thousands)
Net (Loss) Income for the year	$75,440	$(66,912)	$70,417
Depreciation and amortization and other amortization	35,263	28,743	20,438
Amortization of discount on senior secured debentures	—	—	2,731
(Provision) benefit for income taxes	20,094	(844)	(27,815)
Gain on sale of fixed assets—net	(19,130)	(5,302)	(3,934)
Impairment test in long-lived assets	4,653	—	21,262
Gain (Loss) from discontinued operations	—	38,563	(111,362)
(Increase) decrease in restricted cash	(91,027)	(20,553)	330,928
Total changes in operating assets and liabilities	(75,902)	25,004	31,301

Net cash provided by (used in) operating activities	$(50,609)	$(1,301)	$333,966

     Our Cash Flows from Investing Activities
     Net cash used in investing activities for the year ended December 31, 2008 was $384.9 million, which included $401.8 million for the acquisition of vessels and operating equipment, which was partially offset by the sale of operating equipment for $2.1 million, and the sale of certain non-strategic subsidiaries for $14.8 million. Net cash provided by investing activities for the year ended December 31, 2007 was $40.4 million, which included $100.7 million for the acquisition of property, machinery and equipment and $3.8 million for the acquisition of shares of certain subsidiaries from minority stockholders, offset in part by $7.2 million from the sale of fixed assets and $56.9 million, net of the sale of subsidiaries. Net cash provided by investing activities for the year ended December 31, 2006 was $103.3 million, which included $569 million from the sale of our interest in Grupo TFM and other subsidiaries, $154.3 million for the acquisition of property, machinery and equipment which was offset in part by

$12.3 million from the sale of fixed assets and $68.7 million received from KCS as an earnout net of expenses, net from the sale of subsidiaries’ shares.
     See “— Capital Expenditures and Divestitures” below for further details of capital expenditures and divestitures relating to the years ended December 31, 2008, 2007 and 2006, respectively.
     Our Cash Flows from Financing Activities
     For the year ended December 31, 2008, cash provided by financing activities amounted to $509 million. The increase was mainly due to the second and third tranches of our Trust Certificates Program for $573.2 million, which was partially offset by payments in the amount of $52.3 million, of which $12.9 million was interest under our Trust Certificates Program, and $39.4 million was interest under our other financing arrangements.
     For the year ended December 31, 2007, cash provided by financing activities amounted to $34.7 million. The increase was mainly due to an increase in net contractual debt, which was partially offset by $88.3 million from the payment of debt under the Securitization Facility.
     For the year ended December 31, 2006, cash used in financing activities amounted to $261.9 million. This decrease was primarily due to pay down of $443.5 million in principal amount of our 2007 Notes and the corresponding interest, which was offset in part by $181.6 million of proceeds under the Securitization Facility.
     Business Plan
     In 2005, 2006, 2007 and 2008 the Company made significant capital expenditures as described below in “Capital Expenditures and Divestitures.”
     Maritime Operations. As part of our business plan to have a wholly owned division, we acquired the remaining 40% interest in each of the offshore and tugboat businesses in 2006. Our intention is to continue growing our offshore vessels segment through the acquisition of additional vessels. With regard to our product tanker business, we have entered into two product tanker contracts with PEMEX under bareboat charters for a five-year term, which began operations in July 2005. During July 2009 a third product tanker will begin a five-year bareboat charter contract with PEMEX.
     Ports and Terminals Operations. We own over 2,000 acres of land in the port of Tuxpan. We believe this greenfield could be used in the future in connection with the development of Tuxpan as a major seaport.
     Logistics Operations. We intend to expand our alliances with leading companies in the multimodal transportation and logistics businesses, purchase equipment that will enable us to perform services we previously outsourced, and expand on our “Multipurpose Yards” concepts in the Mexican industry. We also intend to participate further in value added segments such as less than truck load services (i.e., combining cargo from different customers in order to complete a truck load), refrigerated distribution services and other land transportation and logistics related businesses.
     We intend to finance the above mentioned projects through secured credit arrangements and other asset-backed financings. We cannot guarantee the success of any of the plans discussed above or that we will obtain any of the additional financing necessary to pursue the plans.
     Our Ability to Continue as a Going Concern
     The auditors’ report on our Financial Statements for the year ended December 31, 2008 includes an explanatory paragraph describing the existence of substantial doubt about our ability to continue as a “going concern.” The report observes that (i) the continuation of the Company as an ongoing business depends on our compliance with our financial obligations on a regular basis, (ii) to be successful in our new investments we need to increase our fleet of vessels and take into consideration the requirements of Pemex and our other clients and (iii) the Financial

Statements do not include any adjustment over the assets or liabilities that could be necessary if the company is not able to continue as an ongoing business.
     In addition, we have made certain decisions to improve the operating and financial results such as (i) acquiring operating assets in the Logistics division, (ii) acquiring new vessels (iii) an organizational restructuring to reduce administrative expenses, and (iv) the conclusion of the issuance of the Trust Certificates in July 2008.
     The Company’s management believes that its 2009 business plan considers a gradual increase in income and generation of cash from operations. These increases would be derived from business levels and assets that are substantially in place as of the end of the Company’s fiscal year 2008. The Company’s management also believes that the aforementioned will permit the Company to continue on its positive trend of increasing efficiency and coverage ratios and realizing its current strategy of creating a healthy and competitive financial structure for the Company in the medium term.
     Although we believe that the above-mentioned changes should be enough to provide the Company with the ability to continue as a going concern, we can give no assurance that they will give the desired result.
     See Item 3. “Key Information — Risk Factors — Risks Relating to Our Business” relating to our financial condition in recent years and other factors which raise substantial doubt about our ability to continue as a going concern and could result in our dissolution under Mexican Corporate Law.
     Capital Expenditures and Divestitures
     The following tables set forth our principal capital expenditures and divestitures during the last three years:
Our Principal Capital Expenditures for the Last Three Years
($ in millions)

	Years Ended December 31,
	2008 (a)	2007 (b)	2006 (c)
Capital Expenditures by Segment:
Ports and Terminals Operations	$0.5	$0.9	$1.0
Maritime Operations	371.5	56.9	159.5
Logistics Operations	17.7	44.8	22.3
Corporate	12.1	1.9	1.5

Total	$401.8	$104.5	$184.3

(a)	In 2008, capital expenditures included: (i) Ports and Terminals Operations: $0.5 million in construction in process for the expansion and maintenance of port and terminal facilities; (ii) Maritime Operations: $282.4 million in acquisition of vessels, $81.1 million in advances toward the construction of vessels, and $6 million in equipment improvements; (iii) Logistics Operations: $11.9 million in operating equipment and related fixed assets, $5.8 million in construction projects; and (iv) Corporate: $12.1 million in fixed assets and other strategic corporate projects.

(b)	In 2007, capital expenditures included: (i) Ports and Terminals Operations: $0.9 million in construction in process for the expansion and maintenance of port and terminal facilities; (ii) Maritime Operations: $41.1 million in acquisition of vessels, $5.7 million in equipment improvements, $6.3 million in construction in process for the expansion and renovation of offices in Ciudad del Carmen and $3.8 million in acquisition of shares of subsidiaries from minority shareholders; (iii) Logistics Operations: $43.8 million in operating equipment and related fixed assets and $1 million in construction in process; and (iv) Corporate: $1.9 million in fixed assets and other related strategic corporate projects.

(c)	In 2006, capital expenditures included: (i) Ports and Terminals Operations: $0.6 million in construction in process for the expansion and maintenance of port and terminal facilities and $0.7 million in other related assets; (ii) Maritime Operations: $87.7 million in acquisition of vessels and $4.4 in acquisition of shares of subsidiaries from minority shareholders; (iii) Logistics Operations: $7.8 million in construction in process and $4.3 million in operating equipment and related fixed assets; and (iv) Corporate: $3.9 million in strategic corporate projects and $34.1 million in acquisition of shares of subsidiaries from minority shareholders.

Our Principal Capital Divestitures for the Last Three Years
($ in millions)

	Years Ended December 31,
	2008 (a)	2007 (b)	2006 (c)
Capital Divestitures:
Sale of shares of subsidiaries	$14.8	$56.9	$68.7
Other assets	2.1	7.2	12.3

Total	$16.9	$64.1	$81.0

(a)	In 2008, capital divestitures included $2.1 million from the sale of other fixed assets.

(b)	In 2007, capital divestitures included $7.2 million from the sale of other fixed assets.

(c)	In 2006, capital divestitures included $12.3 million from the sale of other fixed assets .
     Outlook on Capital Expenditures
     In early 2006, we made significant capital expenditures for the purchase of 40% of Marmex’s shares from Seacor, the purchase of eight offshore vessels, the conversion to owned status of three offshore vessels under lease, the purchase of the remaining 40% minority stake held by Smit in our harbor towing business and the acquisition of additional trucking equipment and technology. During 2007, we also made significant capital expenditures in on-going construction for the expansion and maintenance of our port and terminal facilities, acquisition of vessels and equipment improvements, trucking equipment and other related and strategic corporate projects. During 2008 we incurred significant capital expenditures for transportation assets, including tankers and offshore vessels. During 2009 and the coming years, we expect to incur capital expenditures on transportation assets, including but not limited to additional tankers and offshore vessels, chemical carriers and tugboats, ports and terminals assets and logistics assets.
     Securitization Facility
     Under the terms of its prior securitization facility, the Company and certain of its subsidiaries sold receivables to a trust, which in turn, issued certificates to investors. For accounting purposes, the securitization facility represents the total U.S. dollar amount of future services to be provided to customers under the securitization facility. The balance due under this securitization facility was approximately $74.9 million as of December 31, 2004, at an annual fixed interest rate of 9.25%. The facility contemplates the restriction of cash for the purposes of securing any potential payment defaults. The balance of restricted cash under this facility as of December 31, 2004 was $6.8 million.
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
     On September 25, 2006, the Company entered into the Securitization Facility with Deutsche Bank, AG for $200 million, at an annual fixed interest rate of approximately 12.5%, using many of the structural features of the previous securitization transactions.
     On October 15, 2007, the Company prepaid 50 million certificates at a price of $52 million with the proceeds of the settlement with KCS.
     As of December 31, 2007, the outstanding balance under the Securitization Facility was $130.9 million bearing a fixed annual rate of approximately 12.5%. Under this securitization facility we were required to keep $4.6 million of restricted cash on hand as of December 31, 2007.

     As of December 31, 2008, the outstanding balance under the Securitization Facility was $116 million bearing a fixed annual rate of approximately 12.5%. Under this securitization facility we were required to keep $4.7 million of restricted cash on hand as of December 31, 2008.
     Product Tanker and Offshore Vessel Financings
     As of December 31, 2006, we had an aggregate principal amount of $56 million outstanding under a five-year loan facility with Natixis (formerly Natixis Banques Populaires) which matures in 2010. Proceeds from this loan facility were used to purchase two medium-range class, double-hull product tankers which are serving Pemex under five-year bareboat charter contracts and related technical management agreements. The obligations under this indebtedness are payable in Dollars and the aggregate cost of the facility is approximately 8% fixed. As of December 31, 2006 we had an aggregate principal amount of $110.1 million outstanding under various loan facilities with DZ Bank AG, the Bank of Tokyo-Mitsubishi and West LB AG with maturities ranging from 4 to 7 years and fixed interest costs ranging from 8.1% to 8.6% (See Note 13 to the accompanying Audited Consolidated Financial Statements contained elsewhere herein). On July 19, 2007, the Company refinanced all of these facilities with the first issuance of its Trust Certificates Program. As of December 31, 2008, the Company had no outstanding product tankers and offshore vessels financings other than under its Trust Certificates Program.
     Capital Leases
     The amounts outstanding under our capital leases represent payment obligations under a capital lease agreement, which matured in May 2005 for the financing of a container-handling crane. The agreement contained standard provisions for this type of transaction under which, among other things, we had the option to purchase the financed assets at the end of the lease term at a previously determined price. As of December 31, 2008, the Company had no outstanding capital lease obligations.
     Operating Leases
     Vessel, Transportation Equipment and Other Operating Leases
     We lease vessels, transportation and container-handling equipment, our corporate office building and other assets under agreements which are classified as operating leases. The terms of these lease agreements vary from 1 to 15 years and contain standard provisions for these types of operating agreements.
     Grupo TMM 9 1/2 % Notes due 2003 and Grupo TMM 10 1/4 % Senior Notes due 2006
     We issued the Grupo TMM 9 1/2% Notes due 2003 (the “2003 Notes”) on May 15, 1993, in an aggregate principal amount of $200 million, of which approximately $176.9 million in aggregate principal amount as outstanding as of August 10, 2004. The 2003 Notes were issued pursuant to an indenture between us and Citibank, N.A. as trustee, and they accrued interest at a rate of 9 1/2% per annum. The 2003 Notes were unsecured, unsubordinated obligations, ranked pari passu in right of payment with all of our then existing and future unsecured, unsubordinated obligations, and were senior in right of payment to all of our future subordinated indebtedness.
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
     Grupo TMM Senior Secured Notes due 2007
     The 2007 Notes represented a three-year senior secured (by substantially all of the assets of the Company and its material subsidiaries) obligation (extendable to four years at the option of the Company under certain circumstances), for an initial principal amount of $508,703,000 and with an initial annual interest rate of 10.5% if interest was paid entirely in cash, or of 12% if the Company elected to pay the interest due in a combination of a minimum of 2% annually in cash and the remainder in kind (through the issuance of additional 2007 Notes or Company ADSs).
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
     On September 25, 2006, with the proceeds from the Securitization Facility, the Company redeemed the balance of $155.8 million of 2007 Notes in full. The total amount paid by the Company, including principal, accrued interest, fees and other expenses as contemplated under the indenture of the 2007 Notes was $159.9 million.
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
     We closed our first, second and third issuances of trust certificates under the program on July 19, 2007, April 30, 2008, and July 1, 2008, in an amount of 3 billion Pesos, 1.55 billion Pesos, and 4.39 billion Pesos, respectively. Our first issuance was used primarily to refinance existing vessel indebtedness. Our second issuance was and our third issuance will mainly be used to finance the acquisition of new and used vessels.
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
     The Company entered into a financing facility denominated in Pesos with Daimler Financial Services Mexico, S. de R.L. de C.V. (formerly known as DC Automotriz Servicios, S. de R.L. de C.V.) to finance the purchase of these assets in July 2007, for $11.4 million, with 84 monthly payments of principal and interest beginning on January 2008. Interest is payable at a variable rate based on the 91-day TIIE plus 200 basis points. As of December 31, 2008, the facility had an outstanding amount of $7.7 million.
     Other Debt
     As of December 31, 2008, our newly acquired warehousing subsidiary had an aggregate principal amount of $1 million outstanding under various short-term loan facilities denominated in Pesos with local banks. The average interest rate on this debt was 10.5% in Pesos.
Trend Information
     Historically, a substantial portion of the revenue generated by our maritime operations has been achieved through contracts with PEMEX. In, 2006, 2007 and 2008, 42%, 56%, and 57%, respectively, of the revenue generated by maritime operations resulted from contracts with PEMEX. We believe that we will further increase our revenues in this business segment going forward. PEMEX is expected to increase its deep water exploration in order to restore its decreasing oil reserves; as a result, we expect an increase in PEMEX demand for different types of vessels on the offshore sector.
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
     We have refinanced most of the debt related to vessel acquisitions with the first issuance of our Trust Certificates Program reduced the corresponding debt service obligations and extended the term of our vessel financings. The ability to satisfy our obligations under our debt in the future will depend upon our future performance, including our ability to increase revenues significantly and control expenses. Future operating performance depends upon prevailing economic, financial, business and competitive conditions and other factors, many of which are beyond our control. Our ability to refinance our debt and take other actions will depend on, among other things, our financial condition at the time, the restrictions in the instruments governing our debt and other factors, including market conditions, the macroeconomic environment and such variables as the Peso/dollar exchange rate and benchmark money market rates in Pesos and dollars, which are beyond our control.
     We have funded capital expenditures with funds from operating cash flows and expect to seek additional financing through secured credit arrangements and asset-backed financings for additional capital expenditures as we have been doing with our Trust Certificates Program described above.
Off-Balance Sheet Arrangements
     As of December 31, 2008, we did not have any off-balance sheet arrangements. We report our assets and liabilities according to the current IFRS as issued by the IASB.
Contractual Obligations
     The following table outlines our obligations for payments under our capital leases, debt obligations, operating leases and other financing arrangements for the periods indicated as of December 31, 2008:

	Less than			More than
Indebtedness (1)	1 year	1-3 years	3-5 years	5 years	Total
	(Dollars in thousands, unless noted otherwise)
Mexican Trust Certificates (2)	10,441	—	—	615,609	626,050
Parcel Tanker Vessels Financings (3)	4,711	8,417	6,667	21,666	41,461
Tugboats Financings (4)	766	1,984	1,984	6,196	10,930
Automotive Equipment Financing (5)	2,371	4,420	4,420	2,047	13,258
Refinancing acquisition ADEMSA(6)	320	3,400	3,400	1,700	8,820
Other debt (7)	948	—	—	—	948
Capital Leases	—	—	—	—	—

Total	$19,557	$18,221	$16,471	$647,218	$701,467

	Less than			More than
Operating Lease Obligations (8)	1 year	1-3 years	3-5 years	5 years	Total
Vessel, Transportation Equipment and Other Operating Leases	$7,935	$12,241	$9,797	$35,278	$65,251

Total	$7,935	$12,241	$9,797	$35,278	$65,251

	Less than			More than
Other (9)	1 year	1-3 years	3-5 years	5 years	Total
Securitization facility	$11,303	$78,448	$26,260	$—	$116,011

Total	$11,303	$78,448	$26,260	$—	$116,011

(1)	These amounts include principal payments and accrued and unpaid interest as of December 31, 2008.

(2)	Debt allocated in one special purpose company in connection with the financing of two Tanker Vessels and eighteen offshore vessels, denominated in Mexican Pesos (Trust Certificates Program).

(3)	Debt allocated in one special purpose company in connection with the financing of two Parcel Tanker Vessels.

(4)	Debt allocated in one special purpose company in connection with the financing of two Tugboats.

(5)	Debt in connection with the Land & Logistics equipment financing, denominated in Mexican Pesos.

(6)	Debt in connection with ADEMSA acquisition refinancing.

(7)	Debt allocated to ADEMSA denominated in Mexican Pesos.

(8)	These amounts include the minimum lease payments.

(9)	These amounts include principal payments and accrued and unpaid interest as of December 31, 2008 under the securitization facility.

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
     Our current Board of Directors was elected and ratified at the Company’s Annual General Ordinary Shareholders’ Meeting held on April 30, 2009. Our directors and alternate directors, their principal occupations and years of service (rounded to the nearest year) as a director or alternate director are as follows:

		Years as a
		Director or
		Alternate
Name	Principal Occupation	Director	Age
Directors
José F. Serrano Segovia	Chairman of the Board of Grupo TMM	37	68
Ramón Serrano Segovia	First Vice-chairman of Grupo TMM	18	62
Maria Josefa Serrano Segovia	Second Vice-chairman of Grupo TMM	3	63
José Luis Salas Cacho	Private Investor	4	55
Ignacio Rodríguez Rocha	Attorney	18	72
Lorenzo Cué Sánchez Navarro	Private Investor	18	42
Luis Martínez Argüello	Private Investor	4	68
Sergio Chedraui Eguia	Private Investor	3	32
José Luis Ávalos del Moral	Private Investor	2	65
Alternate Directors
José Francisco Serrano Cuevas	President Deputy Director	8	28
Antonio Cué Sánchez Navarro	Private Investor	18	42
Paloma Serrano de Chedraui	Private Investor	3	28
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
     Executive Officers
     Our officers serve at the discretion of our Board of Directors. Our executive officers, their position and years of service with us and as an executive officer are as follows:

		Years of	Executive
Name	Position	Service	Officer
Corporate Directors
José F. Serrano Segovia	Chairman of the Board and Chief Executive Officer	37	17
Fernando Sánchez Ugarte	President	2	2
Carlos Pedro Aguilar Mendez	Corporate Administrative Director	19	2
Jacinto David Marina Cortes	Chief Financial Officer	18	18
Agustín Salinas Gonzalez	Corporate Human Resources Director	12	2
Elvira Ruiz Carreño	Corporate Audit Director	13	6
Business Unit Directors
Luis Manuel Ocejo Rodriguez	Director, Maritime Transportation and Ports and Terminals	26	2

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
Compensation
     For the year ended December 31, 2008, the aggregate total compensation paid to our directors, alternate directors and executive officers for services in all capacities, was approximately $4.4 million. See Item 7. “Major Shareholders and Related Party Transactions.”
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
Board Practices
     Our Bylaws provide that our Board of Directors shall consist of at least seven but not more than 21 directors elected at our annual ordinary shareholders’ meeting to serve until their successors accept their election at the next annual ordinary shareholders’ meeting. The Board of Directors is responsible for the management of the Company. Mexican Securities Law requires that at least 25% of the members of the Board be independent directors.
     Audit and Corporate Practices Committee
     The Board of Directors appointed an Audit and Corporate Practices Committee, which was approved at the Extraordinary Shareholders’ Meeting held on December 20, 2006. This Committee is composed of José Luis Salas Cacho (President), Ignacio Rodriguez Rocha, Luis Martínez Argüello and José Luis Ávalos del Moral, who has accounting and related financial management expertise in compliance with NYSE Corporate Governance Standard 303A.07 and the Mexican Securities Law. Additionally Mr. Ávalos is considered a financial expert according to the standards set forth in Section 407 of the Sarbanes Oxley Act of 2002. In accordance with Mexican Securities Law and Mexican Corporate Practices, the committee’s responsibilities include, among others:
     Audit responsibilities:
▪	Overseeing the accounting and financial reporting processes of the Company; discussing the financial statements of the Company with all parties responsible for preparing and reviewing such statements, and advising the Board of Directors on their approval thereof;

▪	Overseeing compliance with legal and regulatory requirements and overseeing audits of the financial statements of the Company;

▪	Evaluating the performance of the Company’s external auditor and its independent status;

▪	Advising the Board of Directors on the compliance of the Company’s or any of its subsidiaries’ internal controls, policies and in-house auditing, and identifying any deficiencies in accordance with the Bylaws of the Company and applicable regulations;

▪	Providing sufficient opportunity for a private meeting between members of our internal and external auditors and the Audit Committee, who may also request additional information from employees and legal counsel;

▪	Providing support to the Board of Directors in supervising and reviewing the Company’s corporate accounting and disclosure policies and discussing guidelines and policies to govern the process of risk assessment with management;

▪	Advising the Board of Directors on any audit-related issues in accordance with the Bylaws of the Company and applicable regulations;

▪	Assisting the Board of Directors in the selection of the external auditor (subject to approval by vote of the shareholders);

▪	Reviewing the financial statements and the external auditor’s report. The Committee may request that the external auditor be present when reviewing such reports, in addition to the Committee’s mandatory meeting with the external auditor at least once a year;

▪	Preparing the board of director’s opinion on the Chairman’s annual report and submitting it at the Shareholders’ Meeting for its approval; and

▪	Overseeing compliance by the Company’s chief executive officer with decisions made at a Shareholders’ Meeting or a Board of Directors meeting.
     Corporate Practices responsibilities:
▪	Requesting an opinion from independent experts as the Committee might see fit, in accordance with applicable regulations;

▪	Calling Shareholders’ Meetings and reviewing the agenda;

▪	Supporting the Board of Directors in preparing its reports in accordance with the Bylaws of the Company and applicable regulations;

▪	Suggesting procedures for hiring the Company’s chief executive officer, chief financial officer and senior executive officers;

▪	Reviewing human resources policies, including senior executive officers’ performance evaluation policies, promotions and structural changes to the Company;

▪	Assisting the Board of Directors in evaluating senior executive officers’ performance;

▪	Evaluating executive officer’s compensation. The Company is not required under Mexican law to obtain shareholder approval for equity compensation plans; the Board of Directors is required to approve the Company’s policies on such compensation plans;

▪	Reviewing related party transactions; and

▪	Performing any activity set forth in the Mexican Securities Law.
     Code of Ethics
     The Company has adopted a Code of Ethics, which applies to its principal executive officer, principal financial officer, and other members of our senior management. We last updated the Code of Ethics in October 2008. The Code of Ethics may be viewed on the Company website at www.grupotmm.com under the caption “Investors —

Corporate Governance.” An English version of this document is available upon written request sent to Grupo TMM, S.A.B., Avenida de la Cúspide, No. 4755, Colonia Parques del Pedregal, 14010 México City, D.F., México, Attn: Human Resources.
     Statutory Auditor
     Pursuant to the Mexican Securities Market Law (MSML), the surveillance of the Company is entrusted to different committees (i.e., Audit and Corporate Practices Committees), as previously described, which replace the role of the Statutory Auditor. At the Extraordinary Shareholders’ Meeting held on December 20, 2006, the Statutory Auditor, Mr. Javier García Sabaté, and the alternate Statutory Auditor were duly replaced by the Audit and Corporate Practices Committee of the Company. However, Mr. Javier García Sabaté and the alternate Statutory Auditor continue to serve as the Statutory Auditor for the vast majority of our subsidiaries.
Employees
     As of March 31, 2009, we had 5,989 employees, approximately 69% of whom were unionized. As of December 31, 2008, we had 6,470 employees, approximately 76% of whom were unionized. As of December 31, 2007, we had 6,861 employees, approximately 80% of whom were unionized. As of December 31, 2006, we had 5,055 employees, approximately 68% of whom were unionized. In accordance with customary practice in Mexico, we negotiate union contracts annually with regard to wages and every two years with regard to other matters, including benefits. We have experienced nine strikes since 1958. The longest of these strikes occurred in 1981 and lasted 21 days. We have not experienced a strike since 1987 and believe that relations with our employees are good.
Share Ownership
     As of June 15, 2009, the Serrano Segovia family held 9,630,729 Shares directly, and the CPO Trustee maintained 41,101,430 Shares of our capital stock in the form of ADSs, including 3,226,500 Shares that are beneficially owned by the Serrano Segovia family. Accordingly, as of such date, the Serrano Segovia family controlled the voting power of our capital stock. The voting power controlled by the Serrano Segovia family varies from time to time, depending upon the number of Shares held by the Serrano Segovia family and by the CPO Trust and others. As of June 15, 2009, other than as set forth below in the table entitled “Major Shareholders,” no other directors, alternate directors or executive officers owned any shares of our capital stock.
     Shares were contributed to the CPO Trust established with a 30-year term by Nacional Financiera, S.N.C. (the “CPO Trustee”) on November 24, 1989. The CPO Trustee authorized the issuance of non-redeemable ordinary participation certificates (certificados de participación ordinarios no amortizables) (“CPOs”) that correspond to our Shares. One CPO may be issued for each Share contributed to the CPO Trust. CPOs constitutes separate negotiable instruments different and apart from the Shares, and afford to their holders only economic rights with respect to the Shares held in the CPO Trust. Such voting rights are exercisable only by the CPO Trustee, which is required by the terms of the CPO Trust to vote such Shares in the same manner as holders of a majority of the outstanding Shares not held in the CPO Trust and voted at the relevant meeting. Mexican and non-Mexican investors may hold CPOs without restrictions of any kind. The acquisition of Shares representing 5% or more of the capital stock of Grupo TMM by any person or group of persons (other than the Serrano Segovia family and the CPO Trustee), in one or a series of simultaneous or successive transactions requires the prior approval of the Board of Directors. As of June 15, 2009, the CPO Trustee held CPOs underlying an aggregate of 41,101,430 Shares in the form of ADSs.
     As a result of the promulgation of the new securities law in Mexico in June of 2006, public companies were transformed by operation of law into Sociedades Anónimas Bursátiles (Public Issuing Corporation) and were required to amend their bylaws to conform to the provisions of the new law. As a result thereof, the Series A Shares of the Company were renamed and are now referred to as nominative common shares, without par value. The rights afforded by these new shares are identical to the rights afforded by the former Series A Shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Major Shareholders
     The following table indicates, as of June 15, 2009, unless otherwise indicated, the shareholders that beneficially own 5% or more of our outstanding Shares (the “Major Shareholders”). The percentage of our outstanding Shares owned by each Major Shareholder shown below is based on the 55,227,037 Shares outstanding as of June 15, 2009. For purposes hereof, each Major Shareholder with shared voting or investment authority with respect to certain securities is deemed to beneficially own all such securities.

		Percentage of
	Number	Shares
Shareholder	of Shares	Outstanding
José F. Serrano Segovia (a) (c)	8,272,845	15.0%
Ramón Serrano Segovia (b) (c)	5,145,734	9.3%
Beck, Mack & Oliver LLC (d)	4,366,600	7.9%

a)	Based upon information set forth in a Schedule 13D/A filed on December 5, 2008, José F. Serrano Segovia has sole voting and investment authority over 7,711,495 Shares (of which 1,436,745 Shares are held in the form of ADSs) and shared voting and investment authority over 561,350 Shares beneficially owned by Promotora Servia, S.A. de C.V., (“Promotora”), a Mexican corporation jointly controlled by José F. Serrano Segovia and Ramón Serrano Segovia. Of the 561,350 Shares beneficially owned by Promotora, 560,850 Shares are owned directly by its subsidiary, Servicios Directivos Servia, S.A. de C.V. (“Servicios”), a Mexican corporation.

b)	Based upon information set forth in a Schedule 13D/A filed on December 5, 2008, Ramón Serrano Segovia has sole voting and investment authority over 4,584,384 Shares (of which 1,789,755 Shares are held in the form of ADSs) and shared voting and investment authority over 561,350 Shares beneficially owned by Promotora, which is jointly controlled by José F. Serrano Segovia and Ramón Serrano Segovia.

c)	José and Ramón Serrano Segovia have jointly pledged an aggregate of 8,783,379 Shares to IXE Banco, S.A. (“IXE”), to secure a loan in the principal amount of $2 million and Servicios has pledged 560,850 Shares to IXE to secure the same loan.

d)	Based upon information set forth in a Schedule 13G filed on January 28, 2009, Beck, Mack & Oliver LLC (“BMO”) has sole voting authority over 3,994,600 Shares and shared investment authority over 4,366,600 Shares. Based on that Schedule 13G, BMO does not have shared voting authority and sole investment authority over any Shares.
     Change in Percentage Ownership
     A Schedule 13D/A was filed by José and Ramón Serrano Segovia on December 5, 2008 to report, among other things, that the percentage ownership for José F. Serrano Segovia had increased from 11.3% to 15% and that the percentage ownership for Ramón Serrano Segovia had increased from 7.1% to 9.3%. A Schedule 13D/A was filed by José and Ramón Serrano Segovia on June 26, 2007 to report, among other things, that the percentage ownership for José F. Serrano Segovia had decreased from 26% to 11.4% and that the percentage ownership for Ramón Serrano Segovia had decreased from 19.2% to 7%. A Schedule 13D/A was filed by Ramón Serrano Segovia on July 20, 2006 to report, among other things, that his percentage ownership had decreased from 20.7% to 19.2%. Except for the foregoing, no Major Shareholder has disclosed a significant change in its percentage ownership of Shares during the three years ended December 31, 2008.

     Voting Rights and Control
     As of June 15, 2009, 41,101,430 Shares were held in the form of ADSs which have limited voting rights. The Shares held in the form of ADSs are held directly by the CPO Trust. The voting rights for those Shares are exercisable only by the trustee of the CPO Trust, which is required by the terms of the trust agreement to vote such Shares at any shareholders’ meeting in the same manner as the majority of the Shares that are not held in the CPO Trust are voted. Of the 14,125,607 Shares held outside of the CPO Trust as of June 15, 2009, José and Ramón Serrano Segovia beneficially own 9,630,729, or 68% of such Shares. As a result, José and Ramón Serrano Segovia could together direct and control the policies of the Company and its subsidiaries, including mergers, sales of assets and similar transactions. See Item 9. “The Offer and Listing.” Except for the limited voting rights applicable to their ADSs, none of the Major Shareholders have voting rights that differ from those applicable to other holders of Shares.
     Other than José and Ramón Serrano Segovia, who may be deemed to control us, to our knowledge we are not directly or indirectly owned or controlled by any other corporation, by any foreign government or by any other natural or legal person, severally or jointly. We are not aware of any arrangement which may at a later date result in a change of control of the Company.
ITEM 8. FINANCIAL INFORMATION
     See Item 18 — “Financial Statements.”
Legal Proceedings
     Dispute with Kansas City Southern
     On April 1, 2005, we finalized the sale of our interest in Grupo TFM to KCS, which comprised the remaining portion of our railroad operations segment. As consideration for the sale of our interest in Grupo TFM to KCS, Grupo TMM received $200 million in cash and 18 million shares of KCS common stock, which were sold for approximately $400.5 million.
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
     SSA Claims
     In July 2006 and February 2007, Grupo TMM received claim notices from SSA relating to certain contingencies affecting SSA (formerly TMM Puertos y Terminales, S.A. de C.V. or TMMPyT) in connection with the Amended and Restated Master Agreement dated July 21, 2001.
     On June 14, 2007, we were officially notified by the International Chamber of Comerce (“ICC”) of arbitration proceedings with respect to one of the claims, which related to payments made by SSA to its employees under Mexico’s compulsory profit sharing regulations. SSA also filed a tax proceeding with the tax authorities in Mexico which related to the same payments made by SSA to its employees under Mexico’s compulsory profit sharing regulations. We have not been notified of any proceedings with respect to the second claim.
     On March 6, 2009, the Arbitral Tribunal resolved the claim submitted to arbitration, and ordered Grupo TMM to pay SSA Ps. 30,837,071, plus interest at a 6% annual rate from November 8, 2006.
     In connection with the order, on May 15, 2009, Grupo TMM and SSA agreed that if the tax proceeding results in a finding that the amount paid by SSA to its employees was inappropriate or not required, Grupo TMM will not be required to pay the arbitration award to SSA. We have been advised by SSA that its attorneys believe that sufficient grounds exist to secure a favorable resolution of the tax proceeding. In addition, on May 15, 2009, Grupo TMM and SSA signed an agreement in which both companies agreed to negotiate the terms of a possible transaction to be carried out in Tuxpan, Veracruz as an alternate method of satisfying the arbitration award. If an agreement between Grupo TMM and SSA is not reached by the end of this year, and if SSA receives an unfavorable ruling in the tax proceeding, then Grupo TMM has agreed to pay SSA 50% of its distributions in API Acapulco (the joint venture with SSA) until the arbitration award is paid in full.
     Refined Product Services (“RPS”) Claim
     On August 7, 2007, Transportación Maritima Mexicana, S.A. de C.V. (“TMM”) filed a claim for arbitration against RPS for the amount of $50,000 for various expenses incurred by TMM due to the delay of the delivery of the tanker vessel Palenque.
     On October 19, 2007, RPS filed a countersuit for $3 million, alleging that TMM failed to maintain the tanker vessel Palenque, and also filed a claim for consequential damages for losing a contract while the vessel was being repaired. Although it is impossible to predict the outcome of any legal proceeding, we believe this claim to be without merit and intend to defend this proceeding vigorously.
     Mutual Claims Between Worldwide Services, Ltd. (“WWS”) and TMM
     In December 2007, TMM and WWS filed claims against each other relating to the charter by us of the vessel Veracruz. TMM’s $342,500 claim related to the fuel costs and low performance of the vessel Veracruz, and WWS’ $1.3 million counter claim alleged that the same vessel overperformed and that consequently, TMM owes WWS under the terms of the charter contract. Although it is impossible to predict the outcome of any legal proceeding, we believe this claim to be without merit and intend to defend this proceeding vigorously.
     Other Legal Proceedings
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
Significant Changes
     See Item 4. “Information on the Company — Business Overview — Recent Developments.”

ITEM 9. THE OFFER AND LISTING
Trading
     Our Shares started trading on the Bolsa Mexicana de Valores, S.A. de C.V. (the “Mexican Stock Exchange” or the “Bolsa”) on September 24, 1980 and our Series L Shares began trading on August 9, 1991. In June 1992, L Share ADSs, each representing one Series L Share, were issued by Citibank, N.A. (the “Depositary”) as depositary in exchange for Rule 144A ADSs as part of an initial public offering, and commenced trading on the NYSE. On September 13, 2002, we completed a reclassification of our Series L Shares of stock as Shares. The reclassification combined our two classes of stock into a single class by converting each share of our Series L Shares into one share of our Shares. The reclassification also eliminated the variable portion of our capital stock and we became a fixed capital corporation (sociedad anónima). Following the reclassification, we had 56,963,137 Shares outstanding. As a result of the elimination of the variable portion of our capital stock, our registered name changed from Grupo TMM, S.A. de C.V. to Grupo TMM, S.A.
     As a result of the promulgation of the new securities law in Mexico in June of 2006, public companies were transformed by operation of law into Sociedades Anónimas Bursátiles (Public Issuing Corporation) and were required to amend their bylaws to conform them to the provisions of the new law. On December 20, 2006, the Company added the term “Bursátil” to its registered name to comply with the requirements under Mexico’s new securities law or Ley del Mercado de Valores, resulting in Grupo TMM, Sociedad Anónima Bursátil, or Grupo TMM, S.A.B. In addition, the Series A Shares of the Company were renamed and are now referred to as nominative common shares, without par value. The rights afforded by these new shares are identical to the rights afforded by the former Series A Shares.
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

Mexican Stock Exchange
Price per Share
(Pesos)

	Shares(*)
Previous five years:	High	Low
2004	47.50	25.00
2005	42.05	31.40
2006	54.00	29.10
2007	37.60	25.00
2008	25.00	8.33

(*)	As of December 20, 2006, the Series A Shares were replaced by nominative common shares, without par value.
Mexican Stock Exchange
Price per Share
(Pesos)

	Shares(*)
Previous two years (by quarter):	High	Low
2007:
First Quarter	37.60	28.10
Second Quarter	37.50	31.50
Third Quarter	42.80	34.00
Fourth Quarter	38.50	25.00
2008:
First Quarter	25.00	20.30
Second Quarter	22.25	16.19
Third Quarter	18.60	11.32
Fourth Quarter	12.63	8.33
2009:
First Quarter	14.75	9.54

(*)	As of December 20, 2006, the Series A Shares were replaced by nominative common shares, without par value.
Mexican Stock Exchange
Price per Share
(Pesos)

	Shares(1) (2)
Previous six months:	High	Low
December 31, 2008	10.93	8.33
January 31, 2009	14.75	9.54
February 28, 2009	14.49	11.55
March 31, 2009	13.90	13.89
April 30, 2009(2)	n/a	n/a
May 31, 2009	13.00	10.05

Source: InfoSel Financiero

(1)	As of December 20, 2006, the Series A Shares were replaced by nominative common shares, without par value.

(2)	The Shares did not trade during month of April 2009.

New York Stock Exchange
Price per Share
(Dollars)

	Share ADS(*)
Previous five years:	High	Low
2004	4.56	1.85
2005	4.13	2.09
2006	5.70	2.37
2007	3.96	2.14
2008	2.40	0.31

(*)	As of December 20, 2006, the Series A Shares were replaced by nominative common shares, without par value.
New York Stock Exchange
Price per Share
(Dollars)

	Share ADS(*)
Previous two years (by quarter):	High	Low
2007:
First Quarter	3.45	2.53
Second Quarter	3.54	2.72
Third Quarter	3.96	2.72
Fourth Quarter	3.25	2.14
2008:
First Quarter	2.40	1.71
Second Quarter	2.09	1.30
Third Quarter	1.90	0.65
Fourth Quarter	0.99	0.31
2009:
First Quarter	1.05	0.53

(*)	As of December 20, 2006, the Series A Shares were replaced by nominative common shares, without par value.
New York Stock Exchange
Price per Share
(Dollars)

	Share ADS
Previous six months:	High	Low
December 31, 2008	0.78	0.40
January 31, 2009	1.05	0.61
February 28, 2009	1.03	0.55
March 31, 2009	0.95	0.53
April 30, 2009	0.85	0.57
May 31, 2009	1.00	0.65
Source: NYSE – Price history composite
Share Repurchase Program
     On December 14, 2007, the Company announced that its Board of Directors had given its approval to constitute a reserve fund to repurchase Shares during their meeting held in November of that year. The Share repurchase program was also approved by the Company’s shareholders at a shareholders’ meeting. The program was approved for an amount of up to $10 million.
     The Company has repurchased 1,736,100 Shares under the program since its approval in 2007. As of May 27, 2009, of the 55,227,037 outstanding Shares, 41,039,930 were held in the form of ADSs.

The NYSE Continued Listing Standards
     In accordance with Sections 801 and 802 of the NYSE Listed Company Manual, a company is considered below criteria if it triggers any one of the following three standards:
•	Its average market capitalization is less than $75 million over a 30-trading day period and stockholders’ equity is less than $75 million;

•	Its average market capitalization is less than $25 million over a 30-trading day period; or

•	Its average closing price of a security is less than $1.00 over a consecutive 30-trading day period.
     On October 17, 2008, TMM received an official notice from the NYSE, pursuant to which the Company was informed that it was “below criteria” in connection with the applicable NYSE continued listing standard that states that if the average closing price of a security is less than $1.00 over a consecutive 30-trading day period, it is considered below criteria.
     As of such date, the Company had a six-month period to cure this deficiency so it could remain listed on the NYSE. On February 26, 2009, the NYSE submitted to the SEC an immediately effective rule filing which suspended the NYSE’s $1.00 minimum price requirement on a temporary basis, initially through June 30, 2009. Further, the filing also extended until the same date the NYSE’s then current easing of the average global market capitalization standard from $25 million to $15 million.
     The temporary suspension of the $1.00 minimum price requirement states that companies trading below the $1.00 minimum price criteria that do not regain compliance during the suspension period will recommence their compliance period upon reinstitution of the stock price continued listing standard and receive the remaining balance of their compliance period.
     Additionally, companies below the $1.00 minimum price criteria during the rule suspension period, will be deemed to have regained compliance during this period if:
1.	At the end of their respective six-month cure period, as established prior to this rule’s suspension, they have a $1.00 closing share price on both the last trading day of the period and based on the preceding 30 trading days; and/or

2.	At the end of any calendar month during the suspension they have a $1.00 closing share price on both the last trading day of such month and based on the 30 trading days preceding the end of such month.
     If the NYSE does not extend the suspension period of the $1.00 minimum price requirement, TMM will have to cure this deficiency by the end of August of 2009 to remain listed on the NYSE. TMM intends to continue to be listed on the NYSE and is evaluating different options to cure the mentioned deficiency.
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
     On June 4th, 2008, certain articles of the Company’s Bylaws were modified at the General Shareholders’ Meeting. The modification to Article 14 added further restrictions to the acquisition or the transfer of the Company’s shares providing more specific detail with respect to the requirements and authorizations required in order to acquire five percent or more of the Company’s shares. Article 25 was modified in order to comply with the Mexican Exchange Law (Ley del Mercado de Valores). Finally, Article 27 was modified to clarify which shareholders are required to sign the Shareholders’ Meeting Attendance Sheet. This General Shareholders’ Meeting was properly formalized in public deed number 18,196 (filing before the Public Commerce Registry pending) by and before Mr. Juan Martín Álvarez Moreno, Public Brokerage number 46 of Mexico City, Federal District.
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
     Board of Directors
     Our business and affairs are managed by the Board of Directors and by a General Director. The Board of Directors consists of not more than 21 nor fewer than seven persons, provided that at least 25% of the directors are independent. Our directors are elected annually at the Annual General Shareholders’ Meeting. The Board of Directors shall always have a Chairman, a First Vice-Chairman and a Second Vice-Chairman and other Directors.
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
     General Director
     The General Director, or Chief Executive Officer, shall be in charge of the day-to-day management of the Company, the direction and execution of the businesses of the Company and of its subsidiaries, subject to the strategies, policies and guidelines approved by the Board of Directors or, as the case may be, by committees created pursuant to the corporate Bylaws.
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
     Audit and Corporate Practices Committee
     The Board of Directors of the Company must establish a committee to carry out the audit and corporate practices functions that shall be integrated by at least three independent directors appointed by the Board of Directors, which members are proposed by the Chairman. The foregoing notwithstanding, the Chairman of the Audit and Corporate Practices Committee must be appointed and/or removed from his position exclusively by the General Shareholders’ Meeting and he must always be an independent director. The Chairman of the Audit and Corporate Practices Committee in no event whatsoever may preside over the Board of Directors.
     The oversight of the management, direction and execution of the business of the Company and of its subsidiaries shall be entrusted to the Board of Directors through the aforementioned Audit and Corporate Practices Committee, as well as through the individuals or corporations that carry out the external audit of the Company for each fiscal year.
     Capital Stock
     To conform to the provisions of the new Mexican Securities Law, our Series A Shares of capital stock were converted into nominative common shares without par value, thereby deleting any series. The rights of the latter Series A Shares and these common Shares are identical.
     Consequently, our total capital stock is divided into 56,963,137 nominative, common Shares without par value. Our total stated capital stock is Ps. 689,836,875.00.
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
     Acquisition of Share Capital
     On December 20, 2006, the Company amended Article 14 of its Bylaws to provide that the consent of the Board of Directors would be required for acquisitions that would result in any person or group of persons acquiring five percent or more of our Shares whether in a single transaction or in several simultaneous or successive transactions, notwithstanding the number of shares that such person may own at such time. If the approved process is not complied with, the acquirer will not be entitled to vote the acquired Shares. The approved process will apply only to direct acquisitions of Shares and not to CPOs and ADSs. In addition, the acquisition of Shares by any Mexican national may also be subject to the applicable provisions of Mexican antitrust laws. The Board is required to resolve with respect to any request for authorization to acquire five percent or more of our Shares within a period of three months following the request and to take into account certain criteria as set forth in our Bylaws that relates to the consequences affecting the Company by such acquisition. Notwithstanding this restriction, in the event of a public offering for the acquisition of 100% of our Shares, no authorization by the Board of Directors in connection with such public offering is necessary and the Board of Directors is required by law to render an opinion related to the terms and conditions of such public offering which opinion is to be rendered pursuant to applicable regulations. Our Bylaws provide that any amendment to the aforementioned provision may only be approved at a General Extraordinary Shareholders’ Meeting, at which shares representing five percent or more of the capital stock of the Company have not voted against.
     On June 4, 2008, Article 14 of the Company’s Bylaws was further modified at the General Shareholder’s Meeting. These modifications added further restrictions to the acquisition or the transfer of the Company’s shares providing more specific detail with respect to the requirements and authorizations required in order to acquire five percent or more of the Company’s shares.
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
     Liquidation Rights
     Any liquidation of the Company shall be carried out in the manner provided under the valid General Law of Mercantile Companies. The shareholders’ meeting, in the act of agreeing to the dissolution, should establish the rules that, in addition to the legal provisions and the provisions provided herein, should dictate the actions of the liquidators. Holders of 75% of the votes entitled to be cast is required to approve a liquidation of the Company.
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
United States Federal Income and Mexican Federal Taxation
     The following is a summary of certain United States federal income tax and certain Mexican federal tax consequences related to the acquisition, ownership, and disposition of our ADSs by certain holders.
     This summary is not intended as tax advice to any particular holder of ADSs, which can be rendered only in light of that holder’s particular circumstances. Accordingly, each holder of ADSs is urged to consult such holder’s tax advisor with respect to the specific tax consequences to such holder of the acquisition, ownership and disposition of our ADSs, including the availability and applicability of any tax treaty to such holder.
     The summary with respect to certain United States federal income tax consequences is based on the Internal Revenue Code of 1986 (the “Code”), the Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as of the date of this Annual Report, and all of which are subject to change, possibly with retroactive effect, or to different interpretations. The summary with respect to certain Mexican federal taxes is based on the Mexican federal tax laws, regulations issued thereunder, rulings and general rules issued by the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público), official pronouncements and judicial decisions, all as of the date of this Annual Report, and all of which are subject to change, possibly with retroactive effect, or to different interpretations.
     General
     For purposes of this summary, a “U.S. holder” means a beneficial owner of ADSs, who is, for U.S. federal income tax purposes, (i) a citizen or resident of the United States, (ii) a domestic corporation, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of source, or (iv) a trust, if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (B) the trust has a valid election in place to be treated as a United States trust. A “non-U.S. holder” is any holder other than a U.S. holder. The tax treatment of persons who hold their ADSs through a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) generally will depend upon the status of the partner and the activities of the partnership. Partners in a partnership holding ADSs should consult their tax advisors.
     For purposes of this summary, a “non-resident U.S. holder” is a U.S holder that is a non-resident of Mexico for Mexican federal tax purposes and that does not have a permanent establishment in Mexico. In general, for Mexican federal tax purposes, an individual is a resident of Mexico if he has established his home in Mexico, unless he has a home both in Mexico and abroad; in such case, an individual will be considered to be a resident of Mexico if the individual’s “center of vital interests” is in Mexico. For these purposes, the center of vital interests will be considered to be located in Mexico, among other cases, if either (i) more than 50% of the individual’s total income in a calendar year is derived from sources in Mexico, or (ii) the main center of the individual’s professional activities is located in Mexico. Mexican nationals who are state officials or state workers are deemed to be residents of Mexico, even though their individual center of vital interests is located abroad. A Mexican national is presumed to be a resident of Mexico unless such person can demonstrate otherwise. A legal entity is a resident of Mexico if it maintains the principal administration of its business or the effective location of its management in Mexico. If a legal entity or an individual is deemed to have a permanent establishment in Mexico for Mexican federal income tax purposes, all income attributable to such permanent establishment will be subject to Mexican federal income tax, in accordance with applicable laws.

     If an individual or legal entity ceases to be a resident of Mexico for Mexican federal tax purposes, such individual or legal entity must make certain filings with the Mexican tax authorities within a 15-day period before its change of residency or, in certain cases, within a month following the date of its change of residency.
     A non-resident of Mexico is an individual or legal entity that does not satisfy the requirements to be considered a resident of Mexico for Mexican federal tax purposes.
     Certain Mexican Federal Tax Consequences
     This summary of certain Mexican federal tax consequences relates only to non-resident U.S. holders of our ADSs.
     Dividends — Dividends, either in cash or in any other form, paid with respect to the Shares underlying the CPOs represented by our ADSs will not be subject to Mexican withholding or any other similar Mexican tax.
     Capital Gains — Capital gains arising from the sale or other disposition of our ADSs generally will not be subject to Mexican income tax.
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
     Certain United States Federal Income Tax Consequences
     U.S. Holders
     The following is a summary of certain United States federal income tax consequences to U.S. holders of the acquisition, ownership and disposition of ADSs. This discussion does not purport to be tax or legal advice and may not be applicable depending upon a U.S. holder’s particular situation.
     Each U.S. holder should consult such U.S. holder’s own tax advisor with respect to the current and, possibly future, U.S. federal, state, local and foreign tax consequences to such U.S. holder of the acquisition, ownership and disposition of ADSs.
     This summary is directed solely at U.S. holders that hold their ADSs as capital assets and whose functional currency is the Dollar. This summary does not discuss all of the U.S. federal income tax consequences that may be relevant to U.S. holders, particularly those that may be subject to special treatment under U.S. federal income tax laws, such as partnerships, financial institutions, thrifts, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, tax-exempt investors, expatriates, former long-term U.S. residents, U.S. holders that reside outside the United States, persons who received shares in return for services rendered or in connection with their employment, persons that own (or are deemed to own for U.S. tax purposes) 10% or more of the voting stock of the Company, or persons that hold their ADSs as part of a hedge, straddle or other integrated transaction. This summary does not discuss any United States federal estate, gift or alternative minimum tax consequences or the tax laws of any state, local or foreign government that may be applicable.

     For United States federal income tax purposes, a holder of an ADS generally will be treated as the beneficial owner of the CPO represented by such ADS and each CPO will represent a beneficial interest in the underlying Share represented by such CPO.
     Distributions — Distributions with respect to our ADSs that are paid out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) will be includible in the gross income of a U.S. holder as ordinary dividend income when the distributions are received by the depositary and will not be eligible for the dividends received deduction otherwise allowable to U.S. holders that are corporations. To the extent that a distribution exceeds our current and accumulated earnings and profits, it will be treated first as a nontaxable return of the U.S. holder’s adjusted tax basis in its ADSs to the extent of such tax basis, and then as gain from the sale or exchange of a capital asset. A U.S. holder must include in gross income as ordinary income the gross amount of the dividends.
     The amount of any dividend paid in Pesos will be included in income by a U.S. holder in an amount equal to the Dollar value of the Pesos received, based on the exchange rate in effect on the date the distribution is includible in income by the U.S. holder, regardless of whether the Pesos are converted into Dollars. A U.S. holder will have a basis in the Pesos received equal to their Dollar value on the date of receipt. Any gain or loss recognized on a subsequent sale or conversion of the Pesos for a different amount generally will be U.S. source ordinary income or loss.
     Certain dividends received with respect to the ADSs by an individual U.S. holder may be subject to United States federal income tax at a maximum rate of 15% if the dividends are “qualified dividends”. Qualified dividends with respect to an individual U.S. holder generally include dividends that are received from a “qualified foreign corporation”, provided the U.S. holder meets certain holding period requirements with respect to its ownership of such qualified foreign corporation. A qualified foreign corporation generally includes a foreign corporation if (A) (i) its shares, including its ADSs, are readily tradable on an established securities market in the United States, or (ii) it is eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service (“IRS”) has approved for purposes of the qualified dividend rule, and (B) it was not a passive foreign investment company (“PFIC”) in the taxable year in which the dividend was paid or in the preceding taxable year. The ADSs are traded on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States for purposes of this rule as long as they are so listed. Further, as discussed below, we believe that we are not a PFIC. Therefore, we believe that dividends paid to an individual U.S. holder with respect to the ADSs generally are subject to U.S. federal income tax at a maximum rate of 15%, provided such U.S. holder otherwise meets the requirements for the application of such rate. The maximum 15% tax rate is effective with respect to qualified dividends includible in income during any taxable year ending before January 1, 2011.
     Capital Gains — In general, upon the sale or other disposition of ADSs, a U.S. holder will recognize gain or loss equal to the difference between the amount realized on the sale or disposition (in Dollars, generally determined at the spot rate on the date of disposition, or in the case of a cash basis U.S. holder, at the exchange rate in effect on the settlement date, if the amount realized is denominated in a foreign currency) and the U.S. holder’s adjusted tax basis in the ADSs (in Dollars). The gain or loss will be treated as capital gain or loss if the ADSs were held as a capital asset and will be long-term capital gain or loss if the ADSs have been held for more than one year on the date of the sale or other disposition. Capital gains of individuals generally are taxed at lower rates than items of ordinary income. With respect to sales or other dispositions occurring during any taxable year ending before January 1, 2011, the maximum long-term capital gain tax rate for an individual U.S. holder is generally 15%. The deductibility of capital losses is subject to limitations. Gain or loss recognized by a U.S. holder on a sale or other disposition of ADSs generally will be treated as gain or loss from sources within the United States for United States foreign tax credit purposes.
     The rules governing foreign tax credits are complex and U.S. holders should consult their own tax advisors regarding the application of these rules in their particular circumstances.
     PFIC — We believe that we were not a PFIC for United States federal income tax purposes for the 2008 taxable year and we do not anticipate being a PFIC for the 2009 taxable year. However, because PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time

(including certain equity investments of less than 25 percent) and because the characterization of certain income and assets is uncertain under the PFIC rules, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. holder held ADSs, certain adverse consequences could apply to such U.S. holder.
     In general, if we were treated as a PFIC for any taxable year, gain recognized by a U.S. holder on the sale or other disposition of ADSs would be allocated ratably over the U.S. holder’s holding period for such ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax liability attributable to such amounts. Further, generally, to the extent any distribution during a taxable year to a U.S. holder in respect of ADSs exceeds 125% of the average of the annual distributions in respect of such ADSs received by such U.S. holder during the preceding three taxable years, such “excess distribution” would be subject to taxation as described in the preceding sentence. Certain elections may be available to mitigate the adverse consequences resulting from PFIC status.
     Information Reporting and Backup Withholding — Dividends on, and proceeds from the sale or other disposition of, ADSs paid to a U.S. holder generally may be subject to the information reporting and backup withholding rules under the Code unless such U.S. holder (i) certifies its correct taxpayer identification number, (ii) certifies that it is exempt from, or otherwise not subject to, backup withholding, and (iii) complies with any other applicable requirements of the backup withholding rules. Any amount withheld under these rules generally will be allowed as a credit against the U.S. holder’s United States federal income tax liability, provided certain information is timely provided to the IRS.
     Non-U.S. Holders
     A non-U.S. holder generally will not be subject to United States federal income or withholding tax on dividends received with respect to ADSs, unless such income is effectively connected with the conduct by such non-U.S. holder of a United States trade or business (or, in the case of a non-U.S. holder that qualifies for the benefits of an income tax treaty with the United States, such income is attributable to a permanent establishment or fixed place of business of such non-U.S. holder in the United States).
     A non-U.S. holder of ADSs will not be subject to United States federal income or withholding tax on gain realized on the sale or other disposition of ADSs, unless (1) such gain is effectively connected with the conduct by such non-U.S. holder of a United States trade or business (or, in the case of a non-U.S. holder that qualifies for the benefits of an income tax treaty with the United States, such gain is attributable to a permanent establishment or fixed place of business of such non-U.S. holder in the United States), or (2) in the case of gain realized by an individual non-U.S. holder, such non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale or other disposition and certain other conditions are met.
     Although non-U.S. holders generally are exempt from backup withholding, a non-U.S. holder may be required to comply with certification and identification procedures in order to establish such exemption.
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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
     The following information includes “forward-looking statements” that involve risk and uncertainties. Actual results could differ from those presented. All information below is presented under IFRS as of December 31, 2008, in U.S. dollars.
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
Foreign Currency Risk
     A majority of the Company’s revenues are denominated in U.S. dollars, and the majority of our costs and expenses are denominated in Pesos. As such, the Company is exposed to foreign currency risk and may occasionally use currency derivatives to manage alternating levels of exposure. These derivatives allow the Company to offset an increase in operating and/or administrative expenses arising from foreign currency appreciation or depreciation against the U.S. dollar.
     At December 31, 2008 and 2007, the Company had monetary assets and liabilities denominated in currencies other than the United States dollar as follows:

	December 31,
	(in thousands of Dollars)
	2008	2007
Assets	$164,732	$88,869
Liabilities	(697,776)	(335,696)

	$(533,044)	$(246,827)

     In the past, the Company has entered into, and in the future may from time to time enter into, currency derivatives denominated in Mexican Pesos or other relevant currencies. The objective of the Company when using these derivatives is always to manage specific risks and exposures, and not to trade such instruments for profit or loss. A majority of the Company’s indebtedness is denominated in Pesos, and most of this debt is fixed-rate.
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

	Breakdown of Fixed and Variable Rates of Financial Obligations(1)
	Expected Maturity
Liabilities	2009	2010	2011	2012	Thereafter	Total	Fair Value
	(in thousands of Dollars)
Long-Term Debt
Fixed Rate	$21,575	$55,074	$39,025	$33,627	$36,864	$186,165	$186,165
Average Interest Rate	10.85%	10.86%	10.36%	9.62%	7.85%	10.41%		**
Variable Rate	$2,569	$1,625	$1,625	$1,625	$638,407	$645,851	$645,851
Average Interest Rate	10.75%	10.75%	10.75%	10.75%	10.75%	10.75%		**

(1)	Information as of December 31, 2008

**	Not applicable
     As of December 31, 2007, the Company entered into a three-year interest CAP transaction with Banco Santander, S.A. in an amount of Ps. 3 billion to hedge against fluctuations in the TIIE rates in Mexico. These contracts were entered into in connection with the first tranche of the Trust Certificates Program.
     On April 30, 2008, the Company entered into a three-year interest CAP transaction with Banco Santander, S.A. in an amount of Ps. 1.55 billion to hedge against fluctuations in the TIIE rates in Mexico. These contracts were entered into in connection with the second tranche of the Trust Certificates Program.
     On July 3, 2008, the Company entered into a three-year interest CAP transaction with Banamex, S.A. in an amount of Ps. 4.39 billion to hedge against fluctuations in the TIIE rates in Mexico. These contracts were entered into in connection with the third tranche of the Trust Certificates Program.
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
Derivatives Exposure
     As of December 31, 2007 the Company entered into a three-year interest CAP transaction with Banco Santander, S.A. in an amount of Ps. 3 billion to hedge against fluctuations in the TIIE rates in Mexico. These contracts were entered into in connection with the first tranche of the Trust Certificates Program.
     On April 30, 2008 the Company entered into a three-year interest CAP transaction with Banco Santander, S.A. in an amount of Ps. 1.55 billion to hedge against fluctuations in the TIIE rates in Mexico. These contracts were entered into in connection with the second tranche of the Trust Certificates Program.
     On July 3, 2008 the Company entered into a three-year interest CAP transaction with Banco Santander, S.A. in an amount of Ps. 4.39 billion to hedge against fluctuations in the TIIE rates in Mexico. These contracts were entered into in connection with the third tranche of the Trust Certificates Program.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
     Not applicable.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
     See Item 4. “Information on the Company — Organizational Structure — Reclassification of Series A and Series L Shares.”
ITEM 15. CONTROLS AND PROCEDURES
     (a) Disclose Controls and Procedures.
     The Company has evaluated, under the supervision and with the participation of management, including the Company’s Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2008. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer each concluded that, as of the end of the 2008 fiscal year, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in its reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported as and when required by the Securities and Exchange Commission’s applicable rules and forms, and is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
     (b) Management’s annual report on internal control over financial reporting.
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
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedure may deteriorate. The Company, with the participation of its Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008. In making its assessment of internal control over financial reporting, management used the criteria set forth by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission in Internal Control — Integrated Framework.
     As a result of this assessment, the Company’s management has determined that the Company’s internal control over financial reporting was effective as of December 31, 2008.
     The Company’s independent registered public accounting firm, Salles Sainz – Grant Thornton, S.C, has issued an attestation report on management’s assessment of the Company’s internal control over financial reporting. This report appears below.

     (c) Attestation report of the registered public accounting firm.
     REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     Board of Directors and Stockholders
     Grupo TMM, S.A.B.
     We have audited Grupo TMM, S.A.B.’s (Grupo TMM) (a Mexican Corporation) internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Grupo TMM’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Grupo TMM’s internal control over financial reporting based on our audit.
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
     In our opinion, Grupo TMM maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by COSO.
     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Grupo TMM, S.A.B. and subsidiaries, as of December 31, 2006, 2007 and 2008, and and the related consolidated statements of operations, comprehensive income (loss), changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2008. and our report dated June 15, 2009, expressed an unqualified opinion on those financial statements.
     SALLES, SAINZ – GRANT THORNTON, S.C.
     Mexico City, Mexico
     June 15, 2009

     (d) Changes in internal control over financial reporting.
     Our management previously identified and reported a material weakness and certain deficiencies in our internal control over financial reporting for the year ended December 31, 2007. A material weakness in internal control over financial reporting is a control deficiency (within the meaning of the Public Company Accounting Oversight Board (“PCAOB”) Auditing Standard No. 5), that results in there being more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The material weakness identified related to the Company’s GL SAP controls. The Company identified multiple users within the GL SAP module who had excessive access levels, resulting in segregation of duties conflicts. In addition, existing monitoring controls did not effectively monitor the appropriateness of actions performed by users with excessive access levels. Furthermore, the existing automated and manual controls were not designed to detect or prevent potential fraud on a timely basis.
     During the year ended December 31, 2008, we remedied the weaknesses identified by management by: (i) improving general IT controls to require that any changes be approved through established channels, (ii) improving user security access controls and documentation to ensure appropriate user access, (iii) creating a process to control and justify the assignment of a sensitive transaction or segregation of duties conflict to an end user, (iv) removing the ability of end users to change or modify system configurations, (vi) eliminating unauthorized user transactions related to the GL account master, and (vii) conducting a detailed review of access control based on the methodology called RBAC (Role Based on Access Control) and developing a new control security structure model for the SAP System according to role-based functions.
     As required by Rule 13a-15(d), under the Exchange Act, our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of our internal control over financial reporting to determine whether any change occurred during the period covered since the last report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Based on this evaluation, except as described above, it has been determined that there has been no change during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
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
ITEM 16B. CODE OF ETHICS
     Grupo TMM has adopted a code of ethical conduct entitled, “Code of Ethics,” covering all its officers, including its principal executive officer, principal financial officer and principal accounting officer, and all of its employees. We will provide a copy of the Company’s Code of Ethics free of charge upon written request sent to Grupo TMM, Avenida de la Cúspide, No. 4755, Colonia Parques del Pedregal, 14010 México City, D.F., México, Attn: Human Resources.
     We last updated our Code of Ethics in October 2008. We have not granted any waivers to any provision of our Code of Ethics to any officer, employee or member of the Audit or Corporate Practices Committee during the Company’s fiscal year ended December 31, 2008.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
     The following table reflects our principal accounting fees and services for the years 2008 and 2007:
GRUPO TMM, S. A. B.
Summary of Auditors’ Payments
(in thousands of Dollars)

	As of December 31,
	2008	2007
Audit Fees(a)	$1,036.7	$1,024.0
Audit Related Fees	—	—
Tax Fees(b)	103.2	43.2
Other Fees(c)	211.3	79.6

Total(d)	$1,351.2	$1,146.8

(a)	Audit Fees—Fees relate to the review of our Annual Financial Statements and Annual Report filed with the SEC and review of other SEC filings.

(b)	Tax Fees—Fees relate to specific tax issues, in compliance with the applicable tax laws in Mexico.

(c)	Other Fees—Fees relate to compliance with foreign trade regulations and the Sarbanes-Oxley Act of 2002, supervision in the update of the Company’s systems platform in compliance with applicable regulations and other services.

(d)	The total amount does not include Mexican tax (“Impuesto al Valor Agregado” or “IVA”).
     The Company’s Audit Committee pre-approves all fees for the services provided by the independent auditors, including the fees for 2007 and 2008 in accordance with the Company’s policies and procedures.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
     Not applicable.
ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
     None.
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
     Not applicable.
ITEM 16G. CORPORATE GOVERNANCE
NYSE Corporate Governance Comparison
     Pursuant to the rules of the New York Stock Exchange applicable to foreign private issuers like us that are listed on the New York Stock Exchange, we are required to disclose significant differences between the New York Stock Exchange’s corporate governance standards and those that we follow under Mexican law and in accordance with our own internal procedures. The following is a summary of such significant differences:

NYSE Standards	Our Corporate Governance Practices
Director Independence. Majority of board of directors must be independent.	Pursuant to the Mexican Securities Law, the Company’s shareholders are required to appoint a Board of Directors of not more than 21 directors, 25% of whom must be independent within the meaning of the Mexican Securities Law, which differs from the definition of independent under the rules of the New

NYSE Standards	Our Corporate Governance Practices
York Stock Exchange. Pursuant to the Company’s Bylaws, shareholders are required to appoint a Board of Directors of not more than 21 directors and not fewer than seven.

Our current Board of Directors consists of nine directors and three alternate directors. Five of our directors and one of our alternate directors are independent directors within the meaning of the Mexican Securities Law.

Executive Sessions. Non-management directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year.	There is no similar requirement under our Bylaws. However, the Mexican Securities Law provides that the Audit and Corporate Practices Committee, within its audit functions, must meet regularly with directors.

Audit committee. Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the more stringent requirements under the NYSE standards is required.	We have an Audit and Corporate Practices Committee composed of four independent directors, one of whom has accounting and related financial management expertise in compliance with NYSE standards and Mexican Securities Law.

Nominating/corporate governance committee. Nominating/corporate governance committee of independent directors is required.	Our Audit and Corporate Practices Committee is composed of four independent directors and carries out the functions of the nominating/corporate governance committee.

Compensation committee. Compensation committee of independent directors is required, which must approve executive officer compensation.	Our Compensation Committee is composed of the same members as our Audit and Corporate Practices Committee and is responsible for evaluating and approving executive officer’s compensation.

Equity compensation plans. Equity compensation plans require shareholder approval, subject to limited exemptions.	We are not required under Mexican law to obtain shareholder approval for equity compensation plans. Our Board of Directors is required to approve the Company’s policies with respect to such compensation plans.

Code of Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers.	We have adopted a code of ethics in alignment with U.S. standards, which has been accepted by all of our directors and executive officers and other personnel. We are required by Item 16B of this Form 20-F to disclose any waivers granted to our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions.
PART III
ITEM 17. FINANCIAL STATEMENTS
     Not applicable.
ITEM 18. FINANCIAL STATEMENTS
     The following financial statements are filed as part of this Annual Report on Form 20-F.

Consolidated Financial Statements,
Report of Independent Registered Public Accounting Firm
Grupo TMM, S.A.B. and Subsidiaries
December 31, 2006, 2007 and 2008

GRUPO TMM, S.A.B. AND SUBSIDIARIES

Grupo TMM, S.A.B. and Subsidiaries
Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of
Grupo TMM, S.A.B.
     We have audited the accompanying consolidated statements of financial position of Grupo TMM, S.A.B and subsidiaries (“Grupo TMM” or the “Company”), as of December 31, 2006, 2007 and 2008, and the related consolidated statements of operations, comprehensive income (loss), changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2008, all expressed in U.S. dollars. These consolidated financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
     In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of Grupo TMM as of December 31, 2006, 2007 and 2008, and the consolidated results of their operations, comprehensive income (loss) and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.
     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) Grupo TMM’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 29, 2009 expressed an unqualified opinion on the consolidated business internal control over financial reporting.
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

/s/ Salles, Sainz – Grant Thornton, S.C.
SALLES, SAINZ – GRANT THORNTON, S.C.
Mexico City, Mexico
June 15, 2009

Grupo TMM, S.A.B. and Subsidiaries
Consolidated Statements of Financial Position
December 31, 2006, 2007 and 2008

(amounts in thousands of US dollars)

	2006	2007	2008
Assets
Current Assets
Cash and cash equivalents	$21,706	$14,722	$39,907
Restricted cash (Notes 14, 15, and 16)	16,960	37,513	128,540
Accounts receivable – net of provision for impairment of $3,533 in 2006, $4,443 in 2007, and $4,001 in 2008	40,599	44,812	56,548
Related parties (Note 17)	62	29	28
Taxes credits (Note 6)	10,563	9,723	5,793
Account receivable from KCS (Note 5)	51,113	—	—
Other accounts receivable – Net (Note 7)	17,801	22,946	17,929
Materials and supplies	5,457	6,387	8,117
Other current assets (Note 8)	4,425	6,119	3,536

Total current assets	168,686	142,251	260,398

Accounts receivable from KCS (Note 5)	40,000	—	—
Concession rights – net (Note 9)	3,952	3,663	3,391
Property, machinery, and equipment – Net (Note 10)	282,811	351,059	687,740
Prepaid expenses and other (Note 11)	3,473	6,513	5,927
Investments in associates (Note 12)	3,882	4,695	4,022
Intangible assets (Note 13)	19,819	38,175	29,256
Deferred income taxes (Note 23)	112,833	115,818	97,276

Total non current assets	466,770	519,923	827,612

Total assets	$635,456	$662,174	$1,088,010

Liabilities and stockholder equity
Current liabilities:
Current portion of long-term debt (Notes 14 and 16)	$27,555	$10,547	$21,062
Suppliers	20,422	28,660	33,039
Accounts payable and accrued expenses (Note 18)	37,840	40,127	38,828
Obligations from sale of receivables (Note 15)	16,727	13,463	14,976

Total current liabilities	102,544	92,797	107,905

Long-term debt (Notes 14 and 16)	141,401	310,469	680,404
Dividends payable	9,803	9,803	9,803
Employee obligations (Note 25)	13,363	12,497	13,301
Obligations from sale of receivables (Note 15)	172,617	113,362	101,030
Other long-term liabilities (Note 19)	4,384	4,384	4,384

Total non-current liabilities	341,568	450,515	808,922

Total liabilities	444,112	543,312	916,827

Stockholder equity (Note 20):
Equity capital, 56,963,137 shares authorized and issued	121,158	121,158	117,751
Treasury shares (1,736,100 shares)	—	(64)	(3,691)
Statutory reserve	12,738	16,233	15,554
Accrued earnings (deficit)	62,174	(9,876)	61,033
Capital premium	5,528	5,528	5,528
Initial cumulative translation loss	(17,757)	(17,757)	(17,757)
Translation balance (Note 3)	(1,173)	(2,263)	(13,312)

	182,668	112,959	165,106
Minority interest (Note 3s)	8,676	5,903	6,077

Total stockholder equity	191,344	118,862	171,183

Total liabilities and stockholder equity	$635,456	$662,174	$1,088,010

The accompanying notes are an integral part of these consolidated statements of financial position.

Grupo TMM, S.A.B. and Subsidiaries
Consolidated Statements of Operations
Years ended December 31, 2006, 2007 and 2008

(amounts in thousands of US dollars, except per share amounts)

	2006	2007	2008
Transportation revenues	$248,148	$303,256	$362,955

Costs and expenses:
Salaries, wages, and employee benefits	68,306	80,878	105,850
Leases and other rents	63,368	84,131	99,265
Purchased services	53,661	50,561	52,230
Fuel, materials, and supplies	21,204	25,118	39,631
Other costs and expenses	13,943	13,219	23,624
Depreciation and amortization	16,532	25,652	31,119

	237,014	279,559	351,719

Income on transportation	11,134	23,697	11,236

Other (expenses) income - Net (Note 21)	(24,066)	(4,356)	8,656

Operating (loss) income	(12,932)	19,341	19,892

Interest income	4,604	5,647	13,123
Interest expense	60,036	55,616	82,986
Gain (loss) on exchange fluctuation – Net (Note 22)	(396)	1,435	145,505

Comprehensive financing cost	(55,828)	(48,534)	75,642

Income (loss) before taxes	(68,760)	(29,193)	95,534

Benefit (provision) from income taxes (Note 23)	27,815	844	(20,094)

Income (loss) before discontinued operations for the year	(40,945)	(28,349)	75,440

Income (loss) from discontinued operations for the year	111,362	(38,563)	—

Net income (loss) for the year	$70,417	$(66,912)	$75,440

Attributable to:
Minority interest	509	160	507

Grupo TMM, S.A.B. Stockholders	$69,908	$(67,072)	$74,933

Income (loss) from continuing operations for the year, per share	$(0.719)	$(0.498)	$1.343

Income (loss) from discontinued operations for the year, per share	$1.955	$(0.677)	$—

Net income (loss) for the year, per share (Note 26), attributable to Grupo TMM, S.A.B. Stockholders	$1.227	$(1.177)	$1.334

Weighted average of shares outstanding (thousands)	56,963	56,962	56,189

The accompanying notes are an integral part of these consolidated financial statements.

Grupo TMM, S.A.B. and Subsidiaries
Consolidated Statements of Comprehensive Income (Loss)
Years ended December 31, 2006, 2007 and 2008
(amounts in thousands of US dollars)

	2006	2007	2008
Net profit (loss) for the year	$70,417	$(66,912)	$75,440

Other profit (loss) entries:

Stock repurchase	—	(6)	1,396

Translation balance	(2,595)	(1,090)	(11,049)

Loss on purchase of subsidiary stocks from minority stockholders	(289)	—	—

Provision for employee benefit	(3,633)	(1,477)	(3,870)

Spin off and sale of subsidiaries	—	—	(2,229)

Other comprehensive results for the year, net of taxes	(6,517)	(2,573)	(15,752)

Total profit (loss) for the year	$63,900	$(69,485)	$59,688

Attributable to:
Minority interest	509	160	507
Grupo TMM, S.A.B. Stockholders	63,391	(69,645)	59,181

	$63,900	$(69,485)	$59,688

The accompanying notes are an integral part of these consolidated financial statements.

Grupo TMM, S.A.B. and Subsidiaries
Consolidated Statements of Changes in Stockholders’ Equity
Years ended December 31, 2006, 2007 and 2008
(amounts in thousands of US dollars, except number of shares)

					Initial
	Number of shares		Retained		cumulative			Total
	issued and	Common	earnings	Capital	translation		Minority	stockholders’
	outstanding	stock	(deficit)	premium	loss	Subtotal	interest	equity
Balance as of January 1, 2006	56,963,137	$121,158	$10,348	$5,528	$(17,757)	$119,277	$17,469	$136,746
Translation adjustment		—	(2,595)	—	—	(2,595)	—	(2,595)
Loss on acquisition of shares of subsidiary from minority stockholders		—	(289)	—	—	(289)	(9,302)	(9,591)
Provision for employee benefit		—	(3,633)	—	—	(3,633)	—	(3,633)

Other comprehensive income (loss) for the year		—	(6,517)	—	—	—	—
Net profit for the year		—	69,908	—	—	69,908	509	70,417

Total comprehensive income for the year			63,391

Balances as of December 31, 2006	56,963,137	121,158	73,739	5,528	(17,757)	182,668	8,676	191,344

Purchase of treasury shares on December 14, 2007	(30,000)	(64)	(6)	—	—	(70)	—	(70)
Translation adjustment		—	(1,090)	—	—	(1,090)	7	(1,083)
Provision for employee benefit		—	(1,477)	—	—	(1,477)	—	(1,477)

Other comprehensive income (loss) for the year		—	(2,573)	—	—	—	—	—
Dividends paid to minority stockholders		—	—	—	—		(2,450)	(2,450)
Reduction of capital in subsidiaries		—	—	—	—		(490)	(490)
Net loss for the year		—	(67,072)	—	—	(67,072)	160	(66,912)

Total comprehensive loss for the year			(69,645)

Balances as of December 31, 2007	56,933,137	121,094	4,094	5,528	(17,757)	112,959	5,903	118,862

Purchase of treasury shares during 2008	(1,706,100)	(3,627)	1,396	—	—	(2,231)	—	(2,231)
Translation adjustment		—	(11,049)	—	—	(11,049)		(11,049)
Provision for employee benefit		—	(3,870)	—	—	(3,870)	—	(3,870)

Other comprehensive income (loss) for the year			(13,523)
Reduction of capital in subsidiaries		—	—	—	—	—	(333)	(333)
Spin off and sale of subsidiary		(3,407)	(2,229)	—	—	(5,636)	—	(5,636)
Net profit for the year		—	74,933	—	—	74,933	507	75,440

Total comprehensive income for the year			59,181

Balances as of December 31, 2008	55,227,037	$114,060	$63,275	$5,528	$(17,757)	$165,106	$6,077	$171,183

The accompanying notes are an integral part of these consolidated financial statements.

Grupo TMM, S.A.B. and Subsidiaries
Consolidated Statements of Cash Flows
Years ended December 31, 2006, 2007 and 2008
(amounts in thousands of US dollars)

	2006	2007	2008
Cash flows from operating activities:

Net profit (loss) for the year:	$70,417	$(66,912)	$75,440
Adjustments to reconcile net (profit) loss to cash provided by (used in) operating activities:
Depreciation and amortization	16,532	25,652	31,119
Other amortizations	3,906	3,091	4,144
Amortization and discount on preferred secured obligations	2,731	—	—
(Benefit) Provision for taxes	(27,815)	(844)	20,094
(Gain) loss on sale of property, machinery, and equipment - Net	(3,934)	983	(488)
Gain on sale of other subsidiaries	—	(6,285)	(18,642)
Impairment in long-lived assets	21,262	—	4,653
(Profit) loss from discontinued operations for the year	(111,362)	38,563	—
Provision for interests on debt	33,863	47,132	80,948
Exchange loss (gain) -Net	396	(1,435)	(143,530)
Changes in assets and liabilities:
Restricted cash	330,928	(20,553)	(91,027)
Accounts receivable	2,668	(4,213)	(11,736)
Other accounts receivable and related parties	(7,676)	(5,112)	5,018
Materials, supplies and inputs	(1,384)	(930)	(1,730)
Other current assets	(2,338)	(854)	6,513
Other accounts payable and accrued expenses	3,025	6,841	(12,581)
Other non-current assets	6,285	(15,559)	392
Long-term liabilities	(3,538)	(866)	804

Total adjustments	263,549	65,611	(126,049)

Cash provided by (used in) operating activities	333,966	(1,301)	(50,609)

Cash flows from financing activities:
Sale of property, machinery, and equipment	12,293	7,186	2,104
Acquisition of property, machinery, and equipment	(154,347)	(100,740)	(401,820)
Sales of shares of subsidiaries	68,754	56,901	14,768
Acquisition of associate companies	(29,955)	(3,771)	—

Cash used in investment activities	(103,255)	(40,424)	(384,948)

Cash flows from financing activities:
(Payments of) Proceeds from financial debt	(443,527)	125,401	539,285
Cash received (paid) from sale of accounts receivable – Net	181,601	(88,334)	(29,010)
Dividends paid to minority stockholders	—	(2,450)	—
Dividends from unconsolidated associates	—	195	1,001
Purchase of common stock for treasury	—	(71)	(2,231)

Cash provided by (used in) financing activities	(261,926)	34,741	509,045

Effect on cash from currency fluctuation	—	—	(48,303)

Net (decrease) increase in cash and cash equivalents	(31,215)	(6,984)	25,185
Cash and cash equivalents at beginning of the year	52,921	21,706	14,722

Cash and cash equivalents at the end of the year	$21,706	$14,722	$39,907

Supplemental cash disclosures:
Interest paid	$52,219	$47,684	$56,105

Income tax, asset tax, and corporate flat tax paid	$778	$562	$2,262

The accompanying notes are an integral part of these consolidated financial statements.

Grupo TMM, S.A.B. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2008
(Amounts in thousands of US dollars, except number of shares)
1. The Company:
     Grupo TMM, S.A.B. (“Grupo TMM” or the “Company”) is a Mexican company whose principal activity is providing multimodal transportation and logistics services to premium customers throughout Mexico. Grupo TMM provides services related to dedicated trucking, third-party logistics, offshore supply shipping, clean oil and chemical products shipping, tug-boat services, warehouse management, shipping agency, inland and seaport terminal services, container and railcar maintenance and repair, and other activities related to the shipping and land freight transport business. Due to the geographic location of some of the subsidiaries and the activities in which they are engaged, Grupo TMM and its subsidiaries are subject to the laws and ordinances of other countries, as well as international regulations governing maritime transportation and the observance of safety and environmental regulations.
     Due to the introduction of a new Mexican securities exchange law that entered into effect in December 2006, it was necessary for the Company to adopt a new business status, Grupo TMM, Sociedad Anónima Bursátil (“Grupo TMM, S.A.B.”).
     Grupo TMM’s head office is located at Avenida de la Cúspide N° 4755, Colonia Parques del Pedregal, Delegación Tlalpan, C. P. 14010, México, D. F.
     As of December 31, 2006, 2007, and 2008, Grupo TMM owned all shares that comprise the equity capital of the following companies:

	2006	2007	2008

Servicios Corporativos TMM, S.A. de C.V. and subsidiaries	100%	100%	100%
Inmobiliaria TMM, S.A. de C.V. and subsidiaries	100%	100%	p) 100%
Operadora Marítima TMM, S.A. de C.V.	100%	100%	100%
Transportación Marítima Mexicana, S.A. de C.V. and subsidiaries	a) & i)100%	a) & i)100%	a) & i) 100%
TMM Logistics, S.A. de C.V. and subsidiaries	d) 100%	d) 100%	100%
Operadora Portuaria de Tuxpan, S.A. de C.V.	100%	100%	100%
Terminal Marítima de Tuxpan, S.A. de C.V.	100%	j) 100%	j) y r) 100%
Marmex Offshore, S.A. de C.V.	b) & h )	b) & h )	—
Buques Tanque del Pacífico, S.A. de C.V.	c) & i)100%	c) & i)100%	c) & i )
Buques Tanque del Golfo, S.A. de C.V.	c) & i)100%	c) & i)100%	c) & i )
Transportes Líquidos Mexicanos, LTD	a) 100%	a) 100%	100%
Personal Marítimo, S.A. de C.V.	a) 100%	a) 100%	100%
TMM Agencias, S.A. de C.V.	a) & m)100%	a) & m)100%	100%
Servicios de Logística de México, S.A. de C.V.	100%	100%	100%
Servicios en Operaciones Logísticas, S.A. de C.V.	100%	100%	100%
Lacto Comercial Organizada, S.A. de C.V.	100%	100%	100%
Marmex Marine Mexico, Inc. (formerly Seacor Marine Mexico, Inc)	a) 100%	a) 100%	a) 100%
Promotora Intermodal de Carga, S.A. de C.V.	d )	—	—
NL Cargo, S.A. de C.V.	d )	—	—
Marmex International Services, S.A. de C.V.	e) & h )	e) & h )	—
Almacenadora de Depósito Moderno, S. A. de C. V.	f) 100%	f) 100%	f) 100%
TMM Parcel Tankers, S.A. de C.V.	—	g) 100%	g) 100%
TMM Internacional Services, S.A. de C.V.	—	g) & h )	—
TMM División Marítima, S.A. de C.V.	—	h) 100%	100%
TMM Continental, S.A. de C.V.	—	i )	—
TMM América, S.A. de C.V.	—	i )	—
TMM Remolcadores, S.A. de C.V.	—	k) 100%	100%
Transporte Integral Doméstico, S.A. de CV.	—	k )	—
Multimodal Doméstica S.A. de C.V.	—	n )	—
TMM Flota Marítima, S.A. de C.V.	—	n)100%	100%
TMM New Proyects, S de R.L. de C.V.	—	n)100%	—

Grupo TMM, S.A.B. and Subsidiaries

	2006	2007	2008

Inmobiliaria Ikusi, S.A.P.I. de C.V.	—	n)100%	100%
Comercializadora y Distribuidora Milgret, S.A.P.I. de C.V.	—	n)100%	100%
Ficorsa Corporate Services, S.A.P.I. de C.V.	—	—	p) 100%
Sedirsa Promotora, S.A. de C.V.	—	—	p) 100%
Northarc Express, S.A. de C.V.	—	—	q )
Promotora Satuiza, S.A. de C.V.	—	—	r) 100%
Promotora Satco, S.A. de C.V.	—	—	r) 100%
     As of December 31, 2006, 2007, and 2008, Grupo TMM holds the percentage of equity interest indicated in the following consolidated subsidiaries:

	2006	2007	2008

Autotransportación y Distribución Logística, S.A. de C.V.	51%	51%	51%
Administración Portuaria Integral de Acapulco, S.A. de C.V.	51%	51%	51%
Servicios Administrativos API Acapulco, S.A. de C.V.	—	o)51%	o)51%
Seglo Operaciones Logísticas, S.A. de C.V.	50%	50%	50%
Nicte Inmobiliaria, S.A.P.I. de C.V	—	m) 100%	99%
Repcorp, S.A. de C.V. and subsidiary	—	100%	92%
Proserpec Servicios Administrativos, S.A.P.I. de C.V.	—	—	p) 99.16%
Servicios Directivos Sedise, S.A.P.I. de C.V.	—	—	p) 99.13%
     The interest percentage held by Grupo TMM as of December 31, 2006, 2007, 2008 in the following associates is as follows:

	2006	2007	2008

Seglo, S.A. de C.V.	39%	39%	39%
Procesos Operativos de Materiales, S.A. de C.V.	39%	39%	39%

a)	As a result of the merger of Transportes Marítimos México, S.A. and TMM Multimodal, S.A. de C.V. into Grupo TMM, the following companies became wholly owned subsidiaries of Grupo TMM: Marítima Mexicana, S.A. de C.V. (“Marmex”), Transportes Líquidos Mexicanos, LTD, Personal Marítimo, S.A. de C.V., Servicios Mexicanos en Remolcadores, S.A. de C.V. (“SMR”), and TMM Agencias, S.A. de C.V. On December 01, 2005, Grupo TMM acquired from Seacor Marine International, LLC the company Marmex Marine Mexico, Inc. (formerly Seacor Marine Mexico, Inc.) which owned 40% of the shares of Marítima Mexicana, S.A. de C.V. in the amount of $20.0 million.

On March 3, 2006, Grupo TMM, through Newmarmex, S.A. de C.V., a subsidiary of TMM which is in turn a subsidiary of Grupo TMM, obtained financing to buy Seacor’s interest in Marmex Marine (Mexico).

On March 2, 2006, Grupo TMM and Smit International, N.V. (“Smit”), a Dutch company that is the Company’s partner and minority interest shareholder in SMR, agreed to allow the Company to purchase the 40% minority interest of SMR held by Smit for a price of $9.5 million. Approval for the consummation of this transaction was received from the Manzanillo Integrated Port Authority and the transaction was completed in May 2006.

On May 15, 2006, SMR and Marmex merged with TMM, leaving TMM as the surviving entity.

Lastly, on January 31, 2008 Newmarmex merged with TMM, with TMM as the surviving entity.

b)	On December 27, 2005, Marmex Offshore, S.A. de C.V. (“Marmex Offshore”) was incorporated in Mexico City, Mexico, whose business activity consists of providing sea and river transportation services.

Grupo TMM, S.A.B. and Subsidiaries
c)	On June 20, 2005, the following companies were incorporated in the State of México: Buques Tanque del Pacífico, S.A. de C.V. (BTP) and Buques Tanque del Golfo, S.A. de C.V. (BTG). The business of both companies is sea and river transportation services.

d)	In October 2006, both Promotora Intermodal de Carga, S.A. de C.V. and NL Cargo, S.A. de C.V., merged with TMM Logistics, S.A. de C.V., with the latter as the surviving entity.

e)	On March 31, 2006, the company Marmex Internacional Services, S.A. de C.V. (“MIS”) was formed in Mexico City, Mexico, whose business activity consists of providing sea and river transportation services.

f)	On December 11, 2006, the company Almacenadora de Depósito Moderno, S.A. de C.V. (“Ademsa”) was acquired for the amount of US $12.4 million, payment of which was complete as of December 31, 2008.

g)	On May 9, 2007, the companies TMM Parcel Tankers, S.A. de C.V. (“TMM Parcel”) and TMM Internacional Services, S.A. de C.V. (“TMM Internacional Services”) were formed in Mexico City, Mexico, whose business activity is providing support services for maritime platforms.

h)	As part of the corporate restructuring plan the Company implemented in 2007, on May 4, 2007, there was a spin off of the company TMM División Marítima, S.A. de C.V. (“TMM División”) (split company) from TMM. On July 19, 2007, there was a merger of Marmex Offshore, MIS and TMM Internacional Services into TMM División, with the latter as the surviving entity.

i)	As a result of this restructuring plan, on May 9, 2007, there was a spin off of the companies TMM Continental, S.A. de C.V. (“TMM Continental”) and TMM América, S.A. de C.V. (“TMM América”) from BTG and BTP, respectively. Grupo TMM decided to sell TMM Continental and TMM América to an unrelated party on November 23, 2007. By January 2008, BTG and BTP had merged with TMM División, with the latter as the surviving entity.

j)	On June 1, 2007, Tecomar, S.A. de C.V. merged with Terminal Marítima de Tuxpan, S.A. de C.V. (“TMT”), with the latter as the surviving entity.

k)	On August 29, 2007, the company TMM Remolcadores, S.A. de C.V. was formed in Mexico City, whose business activity is providing support services for maritime platforms.

l)	On July 31, 2007, there was a spin off of the company Transporte Integral Doméstico, S.A. de CV. (“TID”), an import and export company, from TMM. On December 20, 2007, TID was sold to an unrelated party.

m)	On August 31, 2007, there was a spin off of the company Multimodal Doméstica, S.A. de C.V., whose business activity is providing agency and representation services for commercial and industrial companies, from TMM Agencias, S.A. de C.V. This company was sold to an unrelated party on November 23, 2007.

n)	On December 13, 2007, the following companies were formed in the State of Mexico: TMM Flota Marítima, S.A. de C.V. and TMM New Projects, S.A. de C.V. whose business activity is the providing of support services for maritime platforms. The companies Nicte Inmobiliaria, S.A.P.I. de C.V. and Inmobiliaria Ikusi, S.A.P.I. de C.V., whose business activity is the trading of urban real estate and the installation of communications systems, were also formed on this date in the same place.

Also on this date and in the State of Mexico, the company Comercializadora y Distribuidora Milgret, S.A.P.I. de C.V., whose business activity is the trading of real estate, properties, and property rights, was formed.

On June 15, 2008, TMM Flota Marítima merged with TMM División, with the latter as the surviving entity.

o)	On December 28, 2007, the company Servicios Administrativos API Acapulco, S.A. de C.V. was formed in the State of Guerrero, whose business activity is to provide outsourced personnel and consulting services.

p)	On October 1, 2008, there was a spin off of Inmobiliaria TMM, S.A. de C.V., forming the following companies in the State of Mexico: Proserpec Servicios Administrativos, S.A.P.I. de C.V., Servicios Directivos

Grupo TMM, S.A.B. and Subsidiaries
Sedise, S.A.P.I. de C.V., Ficorsa Corporate Services S.A.P.I. de C.V., and Sedirsa Promotora S.A. de C.V., whose business activity is to provide personnel and consulting services.

q)	On November 10, 2008, there was a spin off from Grupo TMM of the company Northarc Express, S.A. de C.V., whose business activity is the trading, import and export, representation, procurement, warehousing, distribution, and general sale of all class of industrial technology, technical goods, and products in the general market as permitted by law. This company was sold to an unrelated party on December 30, 2008.

r)	On December 1, 2008, there was a spin off from TMT of the following companies: Promotora Satuiza, S.A. de C.V. and Promotora Satco, S.A. de C.V., whose business activity is the general trading of industrial technology, technical goods, and products in the general market as permitted by law.
2 Changes in accounting policies and future accounting pronouncements:
     Grupo TMM has elected to adopt early the International Accounting Standard (IAS) 1 Presentation of Financial Statements (Revised 2007) in its consolidated financial statements. This standard has been applied retrospectively. The adoption of the standard does not affect the financial position or profits of the Company, but gives rise to additional disclosures. The measurement and recognition of the Company’s assets, liabilities, income and expenses is unchanged, however some items that were recognized directly in equity are now recognized in other comprehensive income, such as for example translation adjustment.
     Had the Company not elected to adopt early IAS 1 (Revised) an amount of $13.5 million would have been recognized directly in equity (2007: $2.6 million). This amount has now been recognized in other comprehensive income.
     In 2007 Grupo TMM adopted early the International Financial Reporting Standard (IFRS) 8 Operating Segments, which replaces IAS 14 Segment Reporting. The adoption of this Standard did not affect the way Grupo TMM identifies separate operating segments relevant for segment reporting, because Grupo TMM continues to present segment results in accordance with internal management reporting information that is regularly reviewed by the chief operating decision maker. The format can be found in Note 24.
     At the date of authorization of these consolidated financial statements, certain new standards, amendments and interpretations to existing standards have been published but are not yet effective, and have not been adopted early by Grupo TMM.
     Management anticipates that all of the pronouncements will be adopted in Grupo TMM’s accounting policies for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to Grupo TMM’s consolidated financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s consolidated financial statements.
IAS 23 Borrowing Costs (Revised) (effective from January 1, 2009)
     The revised standard requires the capitalization of borrowing costs, to the extent they are directly attributable to the acquisition, production or construction of qualifying assets that need a substantial period of time to get ready for their intended use or sale. The Company had already adopted the option of capitalizing borrowing costs related to qualifying assets. The revised standard will have no effect on the Company’ s reported interest expense and capitalized cost in future periods.
IFRS 3 Business Combinations (Revised 2008) (effective from July 1, 2009)
     The standard is applicable for business combinations occurring in reporting periods beginning on or after July 1, 2009 and will be applied prospectively. The new standard introduces changes to the accounting requirements for business combinations, but still requires use of the purchase method, and will have a significant effect on business combinations occurring in reporting periods beginning on or after July 1, 2009.

Grupo TMM, S.A.B. and Subsidiaries
IAS 27 Consolidated and Separate Financial Statements (Revised 2008) (effective from July 1, 2009)
     The revised standard introduces changes to the accounting requirements for the loss of control of a subsidiary and for changes in the Group’s interest in subsidiaries. Management does not expect the standard to have a material effect on the Group’s consolidated financial statements.
Amendments to IFRS 2 Share-based Payment (effective from January 1, 2009)
     The IASB has issued an amendment to IFRS 2 regarding vesting conditions and cancellations. None of the Company’s future share-based payment schemes will be affected by the amendments. Management does not consider the amendments to have an impact on Grupo TMM’s accounting policies.
Annual Improvements 2008 and 2009
     The International Accounting Standards Board (IASB) has issued Improvements for International Financial Reporting Standards 2008 and again in 2009. Most of these amendments become effective in annual periods beginning on or after January 1, 2009. The Company expects the amendment to IAS 23 Borrowing Costs to be relevant to Grupo TMM’s accounting policies. The amendment clarifies the definition of borrowing costs by reference to the effective interest method. This definition will be applied for reporting periods beginning on or after January 1, 2009, however forecasts indicate the effect to be insignificant. Smaller amendments are made to several other standards, however, these amendments are not expected to have a material impact on the Company’s consolidated financial statements.
3 Summary of significant accounting policies:
     The consolidated financial statements of Grupo TMM have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board, expressed in United States dollars, the currency in which most transactions and a significant portion of the Company’s assets and liabilities arose and/or are denominated. The Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”) approved this method in 1985. The initial effect of conversion to the United States dollar as the functional currency is shown as a debit of $17,757 in the statement of changes in stockholders’ equity of Grupo.
     These consolidated financial statements have been approved by the Board of Directors of the Company on April 27, 2009.
     The most significant accounting policies followed by the Company, are as follows:
a. Presentation of financial statements-
     The consolidated financial statements are presented in accordance with IAS 1 Presentation of Financial Statements (Revised 2007) (see Note 2). Grupo TMM has elected to present the ‘Statement of comprehensive income’ in two statements: the ‘Consolidated Statement of Operations’ and a ‘Consolidated Statement of Comprehensive Income (Loss).
     Two comparative periods are presented for the statement of financial position when the Company: (i) applies an accounting policy retrospectively, (ii) makes a retrospective restatement of items in its financial statements, or (iii) reclassifies items in the financial statements.
b. Consolidation-
     The consolidated financial statements include the accounts of Grupo TMM and those of its subsidiaries. The balances and transactions with subsidiary companies have been eliminated for the purposes of consolidation. Grupo TMM consolidates the companies in which it holds 51% or more direct or indirect interest and/or has control. Companies whose holdings are 50% are consolidated proportionately.

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
     Gains and losses on transactions between Grupo TMM and its associates are eliminated to the extent of Grupo TMM’s interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.
c. Translation-
     Although Grupo TMM and its Mexican subsidiaries are required to maintain their books and records in Mexican pesos (“Ps”) for tax purposes, Grupo TMM and subsidiaries keep records and use the US dollar as their functional and reporting currency, as such currency reflects the economic substance of the underlying events and circumstances relevant to the entity.
     Monetary assets and liabilities denominated in Mexican pesos are translated into US dollars using current exchange rates. The difference between the exchange rate on the date of the transaction and the exchange rate on the settlement date, or if not settled the date of the statement of financial position, is included in the income statement as a foreign exchange gain/loss. Non-monetary assets or liabilities originally denominated in Mexican pesos are translated into US dollars using the historical exchange rate at the date of the transaction. Capital stock transactions and minority interest are translated at historical rates. Results of operations are mainly translated at the monthly average exchange rates. Depreciation and amortization of non-monetary assets are translated at the historical exchange rate.
     As a result of the revised International Accounting Standard No. 21 (IAS-21) The Effects of Changes in Foreign Exchange Rates, which defines the concept of functional currency, Grupo TMM has analyzed since 2005, the economic environment in which its subsidiaries operate. The analysis disclosed the need to change the functional currency of some of Grupo TMM’s subsidiaries from the U.S. dollar to the Mexican peso. The revised IAS 21 allows choosing the reporting currency which remained the US dollar in the accompanying financial statements.

Grupo TMM, S.A.B. and Subsidiaries
     The effect of applying this standard for Grupo TMM is as follows:

Increase (Decrease) to:	2006	2007	2008
Net income for the year	$837	$229	$(9,450)
Total assets	1,181	318	(20,189)
Non controlling interest	5	3	(5)
Stockholders’ equity	1,176	315	(20,184)
d. Cash and cash equivalents-
     Cash equivalents are all investments made with an original maturity of less than three months and are stated at cost plus interest earned.
e. Restricted cash-
     Restricted cash represents the amount required to guarantee payments according to the obligations arising from the debt agreements on the acquisition of vessels and from the sale of receivables and trust certificates (See Notes 14, 15 and 16).
f. Accounts receivable-
     Accounts receivable are carried at their original invoice amount less a provision made for estimated losses on these receivables. Losses or impairment on trade receivables are provided for when there is objective evidence that Grupo TMM will not be able to collect all amounts due to it in accordance with the original terms of the receivables.
     If it is likely that the Company will not be able to recover all the amounts owed to it in accordance with the receivables contract, an impairment or loss on debt is recognized. The amount of the loss is the difference between the carrying amount of the asset and the present value of its future cash flows, and is included in the consolidated statement of operations for the year.
     The losses and gains from disposing of assets are determined by the comparison of the resources received with the book value. The losses and gains are recognized in the consolidated statement of financial position (see Note 22).
g. Materials and supplies-
     Materials and supplies, consisting mainly of fuel and items for maintenance of property and equipment, are valued at the lower of the average cost or net realizable value.
h. Concession rights-
     Concession rights correspond to payments made for the rights to operate the assets under concession, which are stated at cost and are amortized over the terms specified in the agreements.
i. Property, machinery, and equipment, net-
     Property, machinery and equipment are stated at construction or acquisition cost. Acquisitions through capital leases or charter arrangements with an obligation to purchase are capitalized based on the present value of future minimum payments, recognizing the related liability. Depreciation of transportation equipment is computed using the straight-line method based on the useful lives of the assets net of the estimated residual value.
     Recurring maintenance and repair expenditures are charged to operating expenses as incurred. The major repairs on transportation equipment are capitalized and amortized over the period in which benefits are expected to be received (two to three years for vessels).

Grupo TMM, S.A.B. and Subsidiaries
j. Prepaid expenses-
     Prepaid expenses represent advance payments made for future services to be received.
k. Goodwill-
     Goodwill represents the excess of the acquisition cost in a business combination over the fair value of the Grupo TMM’s share of the identifiable net assets acquired. Goodwill is carried at cost less accumulated impairment losses. Negative goodwill is recognized immediately after acquisition in the income statement.
l. Deferred income tax and corporate flat tax-
     Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements. Currently enacted or substantively enacted tax rates are used in the determination of deferred income tax.
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
m. Employees’ statutory profit-sharing-
     The Company determines the employees’ statutory profit sharing at the rate of 10% on taxable income, adjusted as provided for by the Income Tax law. The employees’ statutory profit-sharing liability for the years 2006, 2007, and 2008 is $161, $369, and $152, respectively, among certain Grupo TMM subsidiaries.
n. Loans-
     Loans are recognized initially as the proceeds received, net of transaction costs incurred. Loans are subsequently stated at amortized cost using the effective yield method; any difference between proceeds (net of the minimum transaction costs) and the redemption value is recognized in the consolidated statement of operations over the period of the loans.
o. Labor obligations-
     Seniority premiums, to which employees are entitled after 15 years of service and after having retired at the age of 60, and retirement plan benefits obligations, are expensed in the years in which the services are rendered (see Note 25).
     Other compensation based on length of service to which employees may be entitled to in the event of dismissal, in accordance with the Federal Labor Law, are provided for based on an actuarial computation, in accordance with IAS 19 “Employee Benefits”.
p. Revenue recognition-
     Revenue comprises the fair value for services, net of rebates and discounts and after the elimination of revenue within subsidiaries.

Grupo TMM, S.A.B. and Subsidiaries
     Voyage revenues are recognized proportionally as a shipment moves from origin to destination.
     Revenues and costs associated with trucking transportation services and other non-maritime transactions are recognized at the time the services are rendered.
q. Impairment of intangible assets and long-lived assets-
     The Company reviews the carrying value of intangible assets and long-lived assets annually and impairments are recognized whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the assets exceeds its recoverable amount, which is the higher of an asset’s net selling price and its value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable discounted cash flows.
r. Leases-
     Leases of property, machinery and equipment where the Company has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased property and the present value of the minimum lease payments. The interest element of the finance cost is charged to the consolidated statement of operations over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.
     Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases are charged to the income statement as they become due over the period of the lease.
s. Minority interest-
     Minority interest, also referred to as non controlling interest, represents the percentage of third party interest in the subsidiaries of Grupo TMM.
t. Segments-
     In identifying its operating segments, management follows Grupo TMM’s service lines, which represent the main services provided by the Group.
     Each of these operating segments is managed separately as each of these service lines requires different technologies and other resources as well as marketing approaches. All inter-segment transfers are carried out at market prices.
     The accounting policies Grupo TMM uses for segment reporting under IFRS 8 are the same as those used in its financial statements, with the exception that corporate assets which are not directly attributable to the business activities of any operating segment are not allocated. In the financial periods presented, this primarily applies to the Grupo TMM’s head office.
u. Non-current assets available for sale and discontinued operations-
     Non-current assets are classified as assets available for sale and stated at the lower of: a) carrying amount, and b) fair value less costs to sell if their carrying amount is recovered principally through a sale transaction rather than through their continuing use (see Note 5).
v. Use of estimates-
     The preparation of the consolidated financial statements requires management to make estimates and assumptions that could affect the reported amounts for assets and liabilities at the balance sheet date, as well as income or loss for the period. Actual results could differ from these estimates.

Grupo TMM, S.A.B. and Subsidiaries
w. Capital shares-
     Ordinary shares are classified as equity. Grupo TMM does not have other equity instruments in addition to its common stock.
     Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options, or for the acquisition of a business, are included in the cost of acquisition as part of the purchase consideration.
x. Obligations from sale of receivables-
     The Company has entered into factoring agreements for the sale of present and future receivables. Proceeds are received when an agreement is made to issue trust certificates based on a pool of collections of receivables that are in turn applied on a scheduled basis as payments of principal and interest. Collection is held by the designated trust and amounts exceeding scheduled payments are reimbursed to the Company. (see Note 15).
y. Reclassifications-
     As discussed in Note 2, the company adopted early IAS 1 “Presentation of financial statements” (2007 revised) and this has been applied retrospectively.
     For 2007, the provision for employees’ statutory profit sharing is included within costs and expenses in the accompanying consolidated statement of operations, and the interest paid is presented as cash used in financing activities in the accompanying consolidated statement of activities in the accompanying consolidated statement of cash flows. The figures for 2006 were reclassified accordingly.
4 Going concern:
     The accompanying financial statements have been prepared in accordance with the International Financial Reporting Standards, which contemplate the continuation of the Company as a going concern. However, the Company has sustained substantial losses from continuing operations in recent years: $40.9 million in 2006, $28.3 million in 2007. During 2008, the Company obtained a profit of $75.4 million, which includes an exchange fluctuation gain of $145.5 million (see Note 22). The continuation of the Company as a going is dependent upon the Company’s ability to meet its financing requirements on a continuing basis, to comply with its present financing arrangements, and to succeed in its future operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern..
     Management has taken the following steps to improve its operating and financial results, which are deemed sufficient for the Company to remain in operation.
     As a result principally of: a) the acquisition of operating assets for the logistics segment, b) the acquisition of a new fleet, c) an organizational restructuring to reduce administrative expenses, and, d) the conclusion of the issuance of Trust Certificates in July 2008 (see Note 16), the 2009 business plan considers gradual improvements in the operating profit and the generation of cash from operations.
     During 2007 and 2008 the shipping industry benefited from buoyant times driven by an economic growth from Asian markets; nevertheless, during the last quarter of 2008 the economic crises affected almost all shipping sectors, especially the containerized and dry cargo that experienced a sudden drop in rates and utilization. Notwithstanding this effect in the shipping industry the offshore business of the Company was able to maintain its revenues thanks to its long term contracts with PEMEX.
5 Non-current assets available for sale and discontinued operations:
     On December 15, 2004, Grupo TMM signed an Amendment Agreement to the Acquisition Agreement (“AAA”) with KCS and other parties, by which Kansas City Southern (“KCS”) would acquire control of the railroad business of TFM through the purchase of the common stock of Grupo TFM. Under the terms of the AAA, KCS would acquire all of the interest of Grupo TMM in Grupo TFM for $200 million in cash; 18 million shares of KCS

Grupo TMM, S.A.B. and Subsidiaries
common stock; $47 million in a 5%, two-year promissory note subject to satisfaction of conditions of an escrow agreement; and up to $110 million payable in a combination of cash and stock related to the final resolution of the Value Added Tax (VAT) claim and Put Option (20% of the shares of TFM held by the Mexican Government) as such terms are defined in the AAA.
     As of December 31, 2004, all of the conditions precedent to the closing contemplated in the AAA had been satisfied, with the exception of the approval of the shareholders of KCS, which was ultimately obtained on March 29, 2005.
     On April 1, 2005, Grupo TMM received $594 million for the sale of its share interest in Grupo TFM to KCS, including $200 million in cash, $47 million in a 5% promissory note maturing on June 1, 2007, and 18 million common shares of KCS worth $347 million at that date. Furthermore, on March 13, 2006, Grupo TMM received an additional payment of $110 million from KCS in a combination of $35 million in cash, a $40 million note receivable, and 1,494,469 shares of KCS stock valued at $35 million dependent on a favorable resolution of the VAT liability and the PUT. Due to the contingent nature of the latter receivable, it was not recognized as a receivable at the time of the sale, but until actual cash was collected in April 2006 with its corresponding revenue recognized as income from discontinued operations on the accompanying consolidated statement of operations for 2006.
     The $200 million received in cash from the sale referred to above was used to fulfill the following obligations: i) $70 million in principal and accrued interest to the Securitization Program of Grupo TMM, ii) $34 million approximately to relieve the GM PUT, iii) $70 million was utilized on May 13, 2005, to prepay on a pro rata basis the 2007 secured Senior Notes (around $68 million for principal amount and around $2 million of accrued interest), and iv) $26 million approximately that were used to bear related expenses.
     On December 6, 2005 the Company sold 18 million common shares of KCS to Morgan Stanley & Co. at $22.25 dollars per share, for aggregate gross proceeds of $400.5 million. The net cash received on this transaction will be used according to the loan agreement that governs the Company’s 2007 Notes.
     On December 07, 2006, Grupo TMM sold 1,494,469 shares from the additional payment made by KCS, for $38.5 million.
     On September 24, 2007, the Company announced that it had reached a settlement with KCS in connection with the arbitration procedure instituted under the terms of the AAA dated December 15, 2004 between Grupo TMM and KCS. This settlement terminates any and all controversies under the AAA and its ancillary documents, and provides for mutual releases between the parties. Under the terms of the settlement, KCS paid Grupo TMM $54.1 million in cash and the obligations of KCS under the Indemnity Escrow Note and the Tax Escrow Note, which was payable in 2010, were terminated.
     On October 15, 2007, the Company withdrew Trust Certificates from the accounts receivable securitization program in the amount of $50.0 million, plus a $2.0 million withdrawal premium by using the proceeds of the KCS settlement discussed above. In connection therewith, the Indemnity Promissory Note and the Tax Promissory Note supporting the paid obligations were cancelled (See Note 15).
6 Taxes receivable:
     Taxes receivable as of December 31, 2006, 2007, and 2008, are summarized as follows:

	2006	2007	2008
Income and Value Added Tax recoverable	$10,322	$9,369	$4,440
Asset tax recoverable	—	142	1,300
Special tax on production and services	162	161	1
Other	79	51	52

	$10,563	$9,723	$5,793

Grupo TMM, S.A.B. and Subsidiaries
7 Other accounts receivable:
     Other accounts receivable as of December 31, 2006, 2007, and 2008, are summarized as follows:

	2006	2007	2008
Services for port, maritime, and other operations	$10,926	$14,936	$11,499
Insurance claims	1,911	2,521	2,718
Employees	2,515	2,289	1,173
Other	1,433	2,502	2,539
Former stockholders of Ademsa	1,016	698	—

	$17,801	$22,946	$17,929

8 Other current assets:
     Other current assets as of December 31, 2006, 2007, and 2008, are summarized as follows:

	2006	2007	2008
Prepaid expenses	$3,129	$4,824	$2,932
Insurance	934	865	393
Prepaid insurance premiums	324	430	211
Other	38	—	—

	$4,425	$6,119	$3,536

9 Concession rights:
     The Company holds concessions to operate the cruise and vehicle terminal in the Port of Acapulco and the tugboat services in the Port of Manzanillo. The Manzanillo concession was renewed in January 2007 for an additional eight years. Under these concession agreements, the Company has the obligation to keep in good condition the facilities included in the concessions. At the end of the terms of the concession agreements, the concessions’ assets will revert to the Government.
     Therefore the concession rights and the partial rights concessions provide for rights in favor of the Federal Government (see Note 27a).
     The Company has complied with its obligation to maintain the concessioned facilities in good condition.
     Concession rights as of December 31 2006, 2007, and 2008 are summarized below:

				Estimated
				Useful Life
	2006	2007	2008	(years)
Administración Portuaria Integral de Acapulco(1)	$6,783	$6,783	$6,783	12
Transportación Marítima Mexicana (see Note 1)(2)	2,170	2,170	2,170	—

	8,953	8,953	8,953
Accumulated amortization	(5,001)	(5,290)	(5,562)

Concession rights – net	$3,952	$3,663	$3,391

     The amortization of concession rights was $0.5 million for 2006 and $0.3 million for the years ended December 31, 2007 and 2008.

(1)	Concession is due June 2021.

Grupo TMM, S.A.B. and Subsidiaries

(2)	Concession is due January 2015. At January 2007, the total value of this concession had been fully amortized.
10 Property, machinery, and equipment, net:
     Property, machinery, and equipment as of December 31, 2006, 2007, and 2008, are summarized as follows:

	2006
	Balance at						Balance at	Estimated
	beginning of				Transfers		end of	useful
	year	Additions	Disposals		and others	Depreciation	year	life (years)
Vessels	$89,507	$124,348	$—		$5,831	$12,107	$207,579	25
Dry-docks:
(major vessel repairs)	1,641	2,967	—		2,408	983	6,033	2.5
Buildings and installations	11,045	—	—		631	1,007	10,669	20 & 25
Warehousing equipment	92	—	—		1,181	23	1,250	10
Computer equipment	304	137	—		91	176	356	3 & 4
Terminal equipment	1,486	19	—		185	412	1,278	10
Ground transportation equipment	14,796	8,377	367		(1,869)	1,269	19,668	4.5 & 10
Other equipment	1,519	407	—		494	325	2,095

	120,390	136,255	367		8,952	16,302	248,928
Lands	14,070	306	381		121	—	14,116
Constructions in progress	31,357	17,786	22,886	(1)	(6,490)	—	19,767

	$165,817	$154,347	$23,634		$2,583 (2)	$16,302	$282,811

	2007
	Balance at					Balance at	Estimated
	beginning of			Transfers		end of	useful life
	year	Additions	Disposals	and others	Depreciation	year	(years)
Vessels	$207,579	$41,494	$72	$330	$14,352	$234,979	25
Dry-docks:
(major vessel repairs)	6,033	5,221	—	(741)	4,452	6,061	2.5
Buildings and installations	10,669	560	—	2,781	1,022	12,988	20 & 25
Warehousing equipment	1,250	57	—	83	246	1,144	10
Computer equipment	356	206	—	29	207	384	3 & 4
Terminal equipment	1,278	814	302	223	382	1,631	10
Ground transportation equipment	19,668	2,668	4,482	22,188	2,307	37,735	4.5 & 10
Other equipment	2,095	77	2	(341)	393	1,436

	248,928	51,097	4,858	24,552	23,361	296,358
Lands	14,116	—	—	9,422	—	23,538
Constructions in progress	19,767	49,643	4,825	(33,422)	—	31,163

	$282,811	$100,740	$9,683	$552	$23,361	$351,059

Grupo TMM, S.A.B. and Subsidiaries

	2008
	Balance at					Balance at	Estimated
	beginning of			Transfers		end of	useful
	year	Additions	Disposals	and others	Depreciation	year	life (years)
Vessels	$234,979	$238,696	$—	$45,822	$19,201	$500,296	25
Dry-docks:
(major vessel repairs)	6,061	6,057	—	(2,676)	4,307	5,135	2.5
Buildings and installations	12,988	49	52	188	1,771	11,402	20 & 25
Warehousing equipment	1,144	3	—	184	256	1,075	10
Computer equipment	384	81	5	90	216	334	3 & 4
Terminal equipment	1,631	467	—	(451)	453	1,194	10
Ground transportation equipment	37,735	2,810	1,559	(1,660)	4,173	33,153	4.5 & 10
Other equipment	1,436	45	—	20	298	1,203

	296,358	248,208	1,616	41,517	30,675	553,792
Lands	23,538	176	—	(4,026)	—	19,688
Constructions in progress	31,163	153,436	—	(70,339)	—	114,260

	$351,059	$401,820	$1,616	$(32,848)	$30,675	$687,740

(1)	Includes $19.3 million impairment of long-lived assets, and $3.6 million of fiduciary rights cancellation.

(2)	Includes assets from the acquisition of subsidiaries for $2.5 million and $0.1 million of translation adjustment from a change in functional currency for certain subsidiaries.
     The accumulated depreciation of property, machinery, and equipment as of December 31, 2006, 2007, and 2008 was $103.1 million, $114.6 million, and $129.8 million, respectively.
11 Prepaid expenses and other:
     Prepaid expenses as of December 31, 2006, 2007, and 2008 are summarized as follows:

	2006	2007	2008
Prepaid expenses	$812	$2,616	$3,106
Other share investments (1)	2,221	1,995	2,057
Security deposits	440	945	764
Derivative from interest rate hedging	—	957	—

	$3,473	$6,513	$5,927

(1)	Includes investments in companies where the Company does not have a significant influence or voting rights.
12 Investments in associates:
     Investments held in associates as of December 31, 2006, 2007, and 2008, are summarized as follows:

	Percentage
	of interest	2006	2007	2008
Seglo, S.A. de C.V.	39%	$3,859	$4,660	$3,969
Procesos Operativos de Materiales, S.A. de C.V.	39%	23	35	53

		$3,882	$4,695	$4,022

Grupo TMM, S.A.B. and Subsidiaries
13 Intangible assets:
     Intangible assets as of December 31, 2006, 2007, and 2008, are analyzed as follows:

	2006
	Balance at						Estimated
	beginning			Transfers	Amortization /	Balance at	useful life
	of year	Additions	Disposals	and others	Impairment	end of year	(years)
Software	$21	$998	$—	$(603)	$22	$394	3 y 5
Goodwill (Ademsa) (1)	—	10,425	—	—	—	10,425
Trademarks (3)	9,000	—	—	—	—	9,000

	$9,021	$11,423	$—	$(603)	$22	$19,819

	2007
	Balance at						Estimated
	beginning			Transfers	Amortization /	Balance at	useful life
	of year	Additions	Disposals	and others	Impairment	end of year	(years)
Software	$394	$456	$—	$307	$764	$393	3 y 5
Goodwill(Ademsa) (1)	10,425	—	—	—	—	10,425
Goodwill (Auto Hauling) (2)	—	8,057	—	—	—	8,057
Trademarks (3)	9,000	—	—	—	—	9,000
Non-competition rights (4)	—	10,300	—	—	—	10,300	5

	$19,819	$18,813	$—	$307	$764	$38,175

	2008
	Balance at							Estimated
	beginning				Transfers	Amortization /	Balance at	useful life
	of year	Additions	Disposals		and others	Impairment	end of year	(years)
Software	$393	$304		$—	$(306)	$391	$—	3 & 5
Goodwill(Ademsa) (1)	10,425	—		—	—	—	10,425
Goodwill(Auto Hauling) (2)	8,057	10			(1,823)	4,653	1,591
Trademarks (3)	9,000	—		—	—	—	9,000
Non-competition rights (4)	10,300	—		—	—	2,060	8,240	5

	$38,175	$314	$		$(2,129)	$7,104	$29,256

(1)	This goodwill arises from the purchase of Ademsa (see Note 1f). The value of the intangible asset for customer relations could not be reasonably estimated, therefore it is included in the value for this goodwill.

(2)	The goodwill arises from the Auto Hauling assets purchase of identifiable operating assets for the transportation of automotive vehicles. According with IAS 36 the Company performed a goodwill assessment using the estimated cash flows, based on the business combination for the following 10 years, as from 2007, year in which this business was acquired, in addition it was estimated a perpetual value of the assets at the end of the 10 years, to define the internal rate of return, resulting in an impairment of $4.6 million.

(3)	On December 31, 2004, Grupo TMM acquired Marmex trademark rights from its former partner Seacor Marine International, LLC, in the amount of $9.0 million, which was presented as an item deducting the minority interest amount. As described in Note 1a), Grupo TMM acquired such minority interest and therefore the trademark rights are now classified within Intangible assets.

Grupo TMM, S.A.B. and Subsidiaries

(4)	A stockholder with significant influence in the business decision making of Grupo TMM decided to sell her interest. In view that this individual also had knowledge of business plans, market condition, as well as relationships with customers and vendors of Grupo TMM, the Board of Directors approved the Company on November 20, 2007, to enter into a non compete agreement for a 5 year period with this individual; this agreement provides for a penalty of $14.3 million in the event of non-compliance.
14 Financing:
     The total debt as of December 31, 2006, 2007, 2008 is summarized as follows:

	2006	2007	2008
		Net loans
Short-term debt:
Natexis Banques Populaires (1)	$9,955	$—	$—
DZ Bank (4)	7,575	—	—
DVB Bank América (4)	—	6,500	5,750
DC Automotriz Servicios (5)	—	1,625	2,210
Westlb LB AG (2)	4,030	—	—
Bank of Tokyo Mitsubishi (2)	3,117	—	—
Natixis(8)	—	—	992
Santander Serfin, S.A. (6)	226	—	508
HSBC, S.A. (6)	555	552	436
BBVA Bancomer, S.A. (6)	254	—	—
Interest payable	1,843	1,870	11,166

	$27,555	$10,547	$21,062

Long-term debt:
Trust Certificates Program (See note 16)	$—	$260,762	$615,610
DZ Bank (4)	24,725	—	—
DVB Bank America (4)	—	39,983	35,641
DC Automotriz Servicios (5)	—	9,724	10,887
Natexis Banques Populaires (1)	46,025	—	—
Westlb LB AG (2)	41,031	—	—
Bank of Tokyo Mitsubishi (2)	29,620	—	—
New Notes due 2007 (3)	—	—	—
Natixis(8)	—	—	9,766
DEG-Deutsche Investition(7)	—	—	8,500

	$141,401	$310,469	$680,404

(1)	In July 2005, Grupo TMM entered into two credit agreements to acquire two tanker vessels (Amatlán II and Choapas II), in the amount of $42.3 million at an average fixed rate of 7.8% for Amatlán II, and of $26 million at an average fixed rate of 8.0% for Choapas II, both with quarterly installments of principal and interest and a due date of August 15, 2010. In connection therewith, the Company established two trusts per each vessel; the first is directed to secure revenue and debt repayment after obtaining the right to collect from PEMEX the services rendered; and the second is directed to secure the vessel as collateral.

With the products of the new Fiduciary Trust Certificates program issued July 19, 2007, the Company prepaid the abovementioned debt in the amount of $52 million, including principal, interest and associated transaction expenses.

(2)	In February 2006, Grupo TMM (through Marmex Offshore, S.A. de C.V., a subsidiary – see Note 1) entered into two loan agreements to finance the purchase of 8 offshore vessels (Isla Arcas, Isla Azteca, Isla Guadalupe, Isla Colorada, Isla Creciente, Isla de Cedros, Isla Miramar and Isla Verde). In August and September 2006, the

Grupo TMM, S.A.B. and Subsidiaries

Company amended and supplemented one of these loan agreements to finance the purchase of an additional 2 offshore vessels (Isla Arboleda and Isla del Toro). The first three vessels (Isla Arcas, Isla Azteca and Isla Guadalupe) were financed through a single $19.8 million facility with a fixed rate of 8.12% maturing February 27, 2013; the next five vessels (Isla Colorada, Isla Creciente, Isla de Cedros, Isla Miramar and Isla Verde) were financed through a $31.9 million facility with an initial rate of 8.17% (comprised of a senior loan priced at Libor plus 200 basis points and a junior loan priced at 15.0% fixed) and maturing on February 27, 2013. In addition, the Isla Arboleda and Isla del Toro were financed with an addition of $4.9 million and $25.4 million, respectively, to this last facility, and with an initial rate of 8.58% and 8.53%, respectively (comprised of a senior loan priced at Libor plus 200 basis points and a junior loan priced at 15.0% fixed). Both additions also mature on February 27, 2013. The facilities described above have a schedule of repayment of principal and interest on a quarterly basis. In connection therewith, the Company established two trusts per each loan facility: the first is directed to secure revenue and debt repayment after obtaining the right to collect the services rendered to PEMEX Exploration and PEMEX Refining, and other clients; and, the second is directed to secure the vessels as collateral.

With the products of the new Fiduciary Trust Certificates program issued July 19, 2007, the Company prepaid $78.8 million of the abovementioned debt, including principal, interest and associated transaction expenses.

(3)	The 2003 notes represented ten-year instruments bearing 9.50% annual interest (9.25% annually up to November 14, 2000) through May 15, 2003. On such date, the Company defaulted on its obligation to pay the principal amount and accrued unpaid interest on the 2003 notes, and the accrued unpaid interest on its 2006 notes. As a result, the Company began negotiations with a representative committee of holders of 2003 and 2006 notes, for which the Company retained the firms of Miller, Buckfire, Lewis LLC (now Miller, Buckfire LLC) and Milbank, Tweed, Hadley & McCloy as legal and financial advisors, respectively, in the United States, and the firms of Elek, Moreno-Valle y Asociados, S.C. and Quijano, Cortina, López y de la Torre, S.C. as financial and legal advisors, respectively, in Mexico. The Company also supported the creation of an informal committee of holds of 2003 and 2006 notes, who, in turn, retained the firms of Houlihan, Lokey, Howard & Zukin and Akin, Gump, Strauss, Hauer & Feld as financial and legal advisors, respectively, for the committee, in the United States, and Frank, Galicia y Robles, S.C. (now Galicia y Robles, S.C.) as the legal advisors for this committee in Mexico.

After various months of negotiations, on August 11, 2004, Grupo TMM completed the Exchange Offer for its New Senior Secured Notes expiring in 2007 (the “New Notes due 2007”) upon the closing of a private exchange offer. Pursuant to the Exchange Offer, an aggregate amount of $170.7 million or approximately 96.5% of the 2003 notes were tendered and an aggregate amount of $197.1 million or approximately 98.6% of the 2006 notes were tendered. Holders of the 2003 and 2006 notes who tendered their respective 2003 and 2006 notes pursuant to the Exchange Offer received approximately $459.5 million aggregate principal amount of New Notes due 2007.

With regards to the exchange offer, Grupo TMM sought a request for consent from the holders of the 2006 notes to make the amendments proposed to the clauses of the loan agreement that governs the 2006 Notes, which eliminated practically all the covenants set forth therein.

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

The New Secured Notes due 2007 represent a three-year senior and secured (by virtually all of the Company’s assets, including a pledge of the Grupo TFM shares held by TMM Multimodal) obligation (extendable to four years at the option of the Company under certain circumstances), for an initial principal amount of $508.7

Grupo TMM, S.A.B. and Subsidiaries

million and with an annual interest of 10.5% if interest is paid entirely in cash, or of 12.0% if the Company elects to pay the interest due in a combination of a minimum due in cash of 2% annually and the remainder in kind (through the issuance of additional New Notes 2007 or Company’s American Depositary Shares (ADS). This payment-in-kind interest rate increased to 12.5% for the period between August 1, 2006 and February 1, 2007, and to 13.0% for the period between February 1, 2007 and August 1, 2007. If the Company had elected to extend the maturity of the New Notes due 2007 until August 1, 2008, it would had paid a pro rata portion of a cash fee equal to 4% of the then outstanding principal amount under its New Notes due 2007, and the applicable rate would have been 12% payable in cash only. Grupo TMM restricted cash in the amount of $347.9 million as of December 31, 2005, dedicated to prepay a portion of the New Notes 2007. Once this cash was applied to the payment of the 2007 Bonds, the company was entitled to reduce in 100 base points the interest rate applicable to cash payments (up to 9.5%) as a consequence of the aggregate payment of such notes.

On January 17, 2006 the Company used the “Restricted Cash” to redeem a partial amount of New Notes due 2007, with a remaining balance of $16.9 million of restricted cash after such payment. As a result of this partial redemption, the Company also received a reduction in the interest rate payable in the New Notes due 2007, with 9.50% as the resulting rate. On May 15, 2006 the Company made another partial redemption of $1.1 million of New Notes due 2007, resulting in an aggregate outstanding balance of $155.8 million.

With the proceeds from the Securitization program (see note 15), on September 25, 2006 the Company redeemed the balance of $155.8 million of New Notes due 2007 in full. The total amount paid by the Company, including principal, accrued interest, fees and other expenses as contemplated under the indenture of the New Notes due 2007 was $159.9 million.

(4)	In February 2006, Grupo TMM (through Newmarmex, S.A. de C.V. “Newmarmex” – See Note 1) entered into a $18.0 million loan facility for the financing of twelve offshore vessels (Isla Arena, Isla Ballena, Isla Clarion, Isla Coronado, Isla Cozumel, Isla de Lobos, Isla del Carmen, Isla Montague, Isla Passavera, Isla Pelicano, Isla Tiburon and Marmex III) at a fixed rate of 11.92% and maturing on February 16, 2010. In April 2006, Grupo TMM (through Marmex International Services, S.A. de C.V. “MIS” – See Note 1) entered into a $21.8 million loan facility for the financing of one offshore vessel (Isla Grande) at a fixed rate of 8.5% and maturing on April 15, 2013. The facilities described above have a repayment schedule of principal and interest on a quarterly basis. In connection therewith, the Company established two trusts per each loan facility: the first is directed to secure revenue and debt repayment after obtaining the right to collect the services rendered from PEMEX Exploration and Production and other clients; and the second is directed to secure the vessels as collateral. In February 2007 DZ Bank transferred the credit rights to DVB Bank, thus becoming the new creditor.

With the products of the new Fiduciary Trust Certificates program issued July 19, 2007, the Company prepaid the 13 offshore vessels in the amount of $27.3 million, including principal, interest and associated transaction expenses.

In May and June 2007, the Company through its subsidiary TMM Parcel Tankers entered into a borrowing transactions to acquire two chemical vessels (Maya and Olmeca), the first one with a loan facility for $25.0 million, with an average interest rate of 7.42%, the senior note with a fixed rate of 6.88%, and the junior note with a fix rate of 11.365%, the second vessel loan facility for the amount of $27.5 million, with an average interest rate of 7.78%, the senior note with a fixed rate of 7.21%, and the junior note with a fixed interest rate of 11.07025%. Both loans are payable in monthly installments of principal and interest, maturing May 25, 2017, and June 19, 2017, respectively. Both facilities were contracted through the Company’s subsidiary TMM Parcel Tankers.

(5)	On July 19, 2007, the Company entered into a loan facility in Mexican pesos as part of the Forced Assignment of Rights Agreement entered into with DC Automotriz Servicios S. de R.L. de C.V. (now Daimler Financial Services México, S. de R.L. de C.V. “Daimler”) for the acquisition of automotive transportation assets for approximately US $8.9 million, ($123.7 million pesos) at a variable rate of the 91-day TIIE rate plus 200 basis points, through its subsidiary Lacto Comercial Organizada, S.A. de C.V. (“Lacorsa”); payable through 84 consecutive monthly installments on the principal plus interests on outstanding balances, commencing January 2008 and maturing in December 2014.

On June 4, 2008, the Company entered in a loan facility in Mexican pesos with “Daimler” for the acquisition of 31 transportation units for approximately US $1.4 million ($19.8 million pesos) at a fixed rate of 12.85%,

Grupo TMM, S.A.B. and Subsidiaries

through its subsidiary “Lacorsa”; payment for which is made on 60 consecutive monthly installments on the principal plus interests on outstanding balances, maturing in June 2013.

On September 26, 2008, the Company entered into a loan facility in Mexican pesos with “Daimler” for the acquisition of 8 transportation units for approximately US $0.4 million ($5.2 million pesos) at a fixed rate of 13.56%, through its subsidiary “Lacorsa”; payable through 60 consecutive monthly installments on the principal plus interests on outstanding balances, maturing in September 2013.

On October 31, 2008, the Company entered into a loan facility in Mexican pesos with “Daimler” for the acquisition of 30 transportation units for approximately US $2.4 million ($33.1 million pesos) at a fixed rate of 13.56%, through its subsidiary “Lacorsa”; payable through 60 consecutive monthly installments on the principal plus interests on outstanding balances, maturing in October 2013.

On November 3, 2008, the Company entered into a loan facility in Mexican pesos with “Daimler” for the acquisition of 30 transportation units for approximately US $1.3 million ($18.4 million pesos) at a fixed rate of 13.56%, through its subsidiary “Lacorsa”; payment for which is made on 60 consecutive monthly payments on the principal plus interests on outstanding balances, maturing in November 2013.

(6)	In December 2006, Grupo TMM acquired the company Ademsa (see Note 1f), which had, at the time, three loans in Mexican pesos from April, May, and October 2006; the first for US $254,000, through a line of credit with BBVA-Bancomer, for working capital and / or current accounts, with principal repayment at maturity and monthly interest payments at TIIE plus 320 basis points and maturing April 10, 2007 with an effective rate as of the end of 2006 of 10.53%; the second for US $226,000 through a line of credit with Santander-Serfín, for working capital and / or current accounts, with principal repayment at maturity and monthly interest payments at TIIE plus 200 basis points and maturing May 12, 2007 with an effective rate as of the end of 2006 of 9.39%; and, the third for US $555,000 through a line of credit with HSBC, for working capital and / or current accounts with principal repayment at maturity and monthly interest payments at TIIE plus 534 basis points and maturing May 16, 2007 with an effective rate as of the end of 2006 of 12.68%. On December 17, 2007, the Company entered into a loan facility for $552,000 through a line of credit with HSBC, for working capital and / or current accounts with principal repayment at maturity and monthly interest payments at TIIE plus 534 basis points and maturing on June 14, 2008, as of December 31, 2008 there is a balance of approximately US $508,000 ($7.0 million pesos) with an effective rate as of December 31, 2008 of 11.25%; there is also a line of credit with HSBC for approximately US $436,000 dollars ($6.0 million pesos) for working capital and / or current accounts with principal repayment at maturity and monthly interest payments at TIIE plus 8.366% and maturing December 5, 2009, as of December 31, 2008 there is a balance of approximately US $436,000 ($6.0 million pesos) and the effective rate as of December 31, 2008 is 13.75%.

(7)	On January 11, 2008, Grupo TMM entered into a loan facility listed in dollars to refinance the purchase of “Ademsa” for $8.5 million, at a fixed rate of 8.01%, payable through 14 consecutive semiannual installments on principal plus interests on outstanding balances, with a two year grace period on the principal and maturing in July 2014.

(8)	In January 2008, the Company entered into a loan facility in dollars, through its subsidiary TMM Remolcadores, S.A. de C.V., to finance the purchase of two tugboats (TMM Tepalcates and TMM Cuyutlán) for $11.9 million, at a fixed rate of 6.35%, with quarterly payments on principal and interests on outstanding balances, and maturing in January 2015. The Company established a Trust for this loan facility, securing the vessels as collateral.
Covenants-
     The agreements related to the abovementioned loans contemplate certain covenants including the observance of certain financial ratios, and restrictions on dividend payments and sales of assets, among others. Grupo TMM and its subsidiaries were in compliance with these covenants and restrictions as of December 31, 2006, 2007, and 2008.
     The interest expense was $26,853, $23,630, and $55,981 for the years ended December 31, 2006, 2007, and 2008, respectively. The weighted average interest rate paid was 9.50% in 2006, 10.93% in 2007, and 10.45% in 2008.

Grupo TMM, S.A.B. and Subsidiaries
     Maturity of long-term debt as of December 31, 2006, 2007, and 2008 is as follows (book value amounts):

	2006	2007	2008
Maturity	Loans - net	Loans - net	Loans - net
2008	$24,104	$—	$—
2009	23,083	29,113	9,896
2010	35,165	20,540	9,384
2011	9,664	20,123	9,108
2012	9,664	45,091	9,019
2013 and thereafter	39,721	195,602	642,997

	$141,401	$310,469	$680,404

     A summary of the estimated fair values of the Company’s debt as of December 31, 2006, 2007, and 2008 is shown below:

	2006		2007		2008
	Book	Fair	Book	Fair	Book	Fair
	value	value	value	value	value	value
Short-term debt:
Fixed-rate	$17,147	$17,147	$6,500	$6,500	$7,667	$7,667
Variable-rate	8,591	8,591	2,177	2,177	2,229	2,229
Transaction costs	(26)	—	—	—	—	—
Interest payable	1,843	—	1,870	—	11,166	—

	$27,555	$25,738	$10,547	$8,677	$21,062	$9,896

	Book	Fair	Book	Fair	Book	Fair
	value	value	value	value	value	value
Long-term debt:
Fixed-rate	$81,991	$81,991	$42,500	$42,500	$697,085	$697,085
Variable-rate	59,410	59,410	284,845	284,845	6,419	6,419
Transaction costs	—	—	(16,876)	—	(38,762)	—
Interest payable	—	—	—	—	15,662	—

	$141,401	$141,401	$310,469	$327,345	$680,404	$703,504

15 Obligations from sale of receivables:
     On September 25, 2006 the Company entered into a Securitization Facility program with Deutsche Bank, AG for $200 million (the “Program”). As of December 31, 2008, the outstanding balance under this Program was $118.6 million (exclusive of $3.6 million for the transaction cost and $1.1 million in interest payable) bearing a fixed interest rate of 12.47% per annum. This Program contemplates restricted cash to secure any potential payment obligation arising from default. The restricted cash balance as of December 31, 2007 and 2008 was $5.3 and $4.7 million, respectively.
     On October 15, 2007, the Company withdrew certificates under this Program in the amount of $50 million plus a premium of $2 million. The resources applied were from the KCS settlement, under which KCS paid the Company $54.1 million on October 1, 2007 (see Note 5).

Grupo TMM, S.A.B. and Subsidiaries
     The obligations from the sale of receivables as of December 31, 2006, 2007, and 2008 are summarized as follows:

	2006	2007	2008
2006 Series	$200,000	$200,000	$200,000
Payments made	(4,846)	(69,099)	(81,384)

	195,154	130,901	118,616
Interest payable	1,756	1,178	1,068
Transaction cost	(7,566)	(5,254)	(3,678)
Current portion	(16,727)	(13,463)	(14,976)

Obligations from the sale of long-term accounts receivable	$172,617	$113,362	$101,030

     The maturities of the obligations from the sale of receivables as of December 31, 2006, 2007 and 2008 are summarized as follows (book value amounts).

	2006	2007	2008
Maturity		Loans - net
2007	$16,727	$—	$—
2008	16,909	12,285	—
2009	19,145	13,908	13,908
2010	64,751	47,040	47,040
2011	77,622	31,408	31,408
2012	—	26,260	26,260

	$195,154	$130,901	$118,616

Covenants-
     The agreements related to the above-mentioned loans contemplate certain covenants including the observance of certain financial ratios, and restrictions on dividend payments and sales of assets. Grupo TMM and its subsidiaries were in compliance with these covenants and restrictions at December 31, 2006, 2007, and 2008.
16 Trust certificates program:
     On July 19, 2007, the Company sold receivable rights associated with 20 vessels of its fleet and pledged these vessels to the Issuer Trust F/00460 established with JP Morgan, S.A. bank, and as of November 24, 2008 The Bank of New York Mellon, S.A., that acts as the Trustee. This first tranche in the amount of $275.1 million (Ps 3,000 million) in Trust Certificates was carried out under the Trust Certificate Program for up to $825.4 million (Ps 9,000 million) established by the Company. The Trust Certificates corresponding to the First Tranche have a 20 year term and an AA (mex) credit rating issued by Fitch de Mexico, S.A. de C.V.
     The proceeds from the First Tranche were used for the prepayment of various bank loans, payment of expenses and commissions related to this First Tranche, the creation of cash reserves, and the remaining amount was delivered to the Company.
     Interests deriving from this First Tranche will be payable semi-annually on December 15 and June 15 of the corresponding year, having contracted a hedging derivative financial instrument (interest rate CAP) which allows for the trust’s maximum payable rate to be 11.50% per annum during the first 3 years of the First Tranche’s maturity.
     The First Tranche represents the total amount in US dollars for future services to be provided to the Contracting Parties, according to the terms of the Trust Certificate Program. The outstanding balance under this program as of

Grupo TMM, S.A.B. and Subsidiaries
December 31, 2007 was of $275.1 million (Ps 3,000 million) and as of December 31, 2008 of $206 with a fixed interest rate of 10.05% per annum for the first coupon payable on December 15, 2007, and a variable interest rate for the subsequent periods at a rate equivalent to the TIIE (Mexico’s interbank equilibrium interest rate) plus 225 base points. This First Tranche observes a cash restriction in order to secure certain operating obligations and potential payment obligations in the event of default. The restricted cash balance as of December 31, 2008 was approximately $24.5 million.
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
     On April 30, 2008, a Second Tranche was carried out for approximately $112.5 million (Ps 1,550 million) in Trust Certificates, under cover of the Program, just as the First Tranche. The Trust Certificates corresponding to the Second Tranche bear a term of 20 years and have an AA (mex) credit rating issued by Fitch de México, S.A. de C.V.
     The proceeds from this Second Tranche were used for the prepayment of various bank loans, the creation of reserves for the acquisition of vessels, the payment of expenses and commissions related to the Second Tranche, and the creation of cash reserves.
     Interest deriving from this Second Tranche will be payable semi-annually on September 15 and March 15 of each year, commencing March 15, 2009, having contracted a hedging derivative financial instrument (interest rate CAP) which allows for the trust’s maximum payable rate to be 11.50% per annum during the first 3 years of the Second Tranche’s maturity.
     The Second Tranche represents the total amount in US dollars for future services to be provided to the Contracting Parties, according to the terms of the Trust Certificate program. The flow balance under this Second Tranche as of December 31, 2008 was approximately $112.5 million (Ps 1,550 million) with a fixed interest rate of 10.13% per annum for the first coupon payable on March 15, 2009, and a variable interest rate for the subsequent periods at a rate equivalent to the TIIE plus 195 basis points. This Second Tranche, just as the First, observes a cash restriction in order to secure certain operating obligations and potential payment obligations in the event of default. The restricted cash balance as of December 31, 2008, was approximately $33.3 million.
     On July 1, 2008, a Third Tranche was carried out for approximately $318.7 million (Ps 4,390 million) in Trust Certificates, under cover of the Program, just as the First and Second Tranches. The Trust Certificates corresponding to the Third Tranche bear a term of 20 years and have an AA (mex) credit rating issued by Fitch de México, S.A. de C.V.
     The proceeds from this Third Tranche were used for the creation of reserves for the acquisition of vessels, the payment of expenses and commissions related to the Third Tranche, and the creation of cash reserves.
     Interest deriving from this Third Tranche will be payable semi-annually on June 15 and December 15 of each year, commencing June 15, 2009, having contracted a hedging derivative financial instrument (interest rate CAP) which allows for the trust’s maximum payable rate to be 11.50% per annum during the first 3 years of the Third Tranche’s maturity.
     The Tranche represents the total amount in US dollars for future services to be provided to the Contracting Parties, according to the terms of the Trust Certificate program. The flow balance under this Third Tranche as of December 31, 2008 was approximately $318.7 million (Ps 4,390 million) with a fixed interest rate of 10.39% per annum for the first coupon payable on July 15, 2009, and a variable interest rate for the subsequent periods at a rate equivalent to the TIIE plus 219 basis points. This Third Tranche, just as the Second Tranche, observes a cash restriction in order to secure certain operating obligations and potential payment obligations in the event of default. The restricted cash balance as of December 31, 2008 was approximately $66.0 million.

Grupo TMM, S.A.B. and Subsidiaries
     The Trust Certificates, as of December 31, 2007 and 2008, are summarized as follows:

	2007	2008
First Tranche	$275,121	$217,805
Second Tranche	—	112,532
Third Tranche	—	318,721
Payments made	—	(11,855)

	275,121	637,203
Interest payable	—	15,662
Transaction cost	(14,359)	(37,255)

Trust Certificates, long-term	$260,762	$615,610

17 Balances and transactions with related parties:
     The balances and transactions with related parties as of December 31, 2006, 2007, and 2008, are summarized as follows:

	2006	2007	2008
(*) Accounts receivable:
Seglo Operaciones Logísticas (1)	$62	$29	$28

	$62	$29	$28

(*)	The accounts receivable due from and payable to related parties were generated from the services described in this Note “transactions with related parties”.

(1)	Seglo Operaciones Logísticas, S.A. de C.V. (Joint investment in the Logistics Division) is a company with which Grupo TMM and its subsidiaries conduct supply and logistics operations for the automotive industry, and in which a 50% interest is held.
     The most relevant transactions with related parties at December 2006, 2007 and 2008 are summarized as follows:

	2006	2007	2008
Income:
Management fees (1)	$196	$231	$110

Expense:
Administrative expenses (2)	2,843	2,723	4,370

Fees (2)	101	99	132

(1)	Includes principally management fees billed by Grupo TMM, S.A.B. and Servicios Corporativos TMM, S.A. de C.V. to Seglo, S.A. de C.V., for $66, $57, and $58 for the years ended December 31, 2006, 2007, and 2008, respectively, and also includes Seglo Operaciones Logísticas, S.A. de C.V. billings to Seglo, S.A. de C.V., as of December 2006, 2007, and 2008 for $37, $84, and $52, respectively.

(2)	Management fees and trade commissions between Seglo, S.A. and Seglo Operaciones Logísticas, S.A. de C.V.

Grupo TMM, S.A.B. and Subsidiaries
     Operations involving executive personnel as of December 31, 2006, 2007, and 2008, key management personnel compensation includes the following expenses:

	2006	2007	2008
Short-term employee benefits
Salaries	$5,670	$6,365	$4,306
Social security costs	89	83	113

	$5,759	$6,448	$4,419

18 Accounts payable and accrued expenses:
     Accounts payable and accrued expenses as of December 31, 2006, 2007, and 2008 are analyzed as follows:

	2006	2007	2008
Taxes payable	$9,386	$17,067	$11,732
General expenses	8,989	11,477	15,307
Operating expenses	16,793	8,603	6,445
Salaries and wages	2,038	2,319	3,138
Purchased services	407	464	2,265
Other	227	197	(59)

	$37,840	$40,127	$38,828

19 Other long-term liabilities:
     Other long-term liabilities as of December 31, 2006, 2007, and 2008, are summarized as follows:

	2006	2007	2008
Tax on dividends	$4,384	$4,384	$4,384

     This tax on dividends will become payable when the related declared dividends are actually paid.
20 Stockholders’ equity:
Capital stock-
     As a result of the repurchase of 1,736,100 shares as of December 31, 2008 (see last paragraph to this Note), the capital stock totals Ps 689,837 (par), is fixed and is comprised of 55,227,037 Series “A” shares, fully issued and outstanding, common, nominative, without par value, and with full voting rights, which can only be held by persons or companies of Mexican nationality or Mexican companies that include in their bylaws the exclusion of foreigners clause. Foreigners may acquire shares under the figure of American Depositary Shares.
Dividends-
     Dividends paid are not subject to income tax if paid from the net tax profit account and will be taxed at a rate that fluctuates between 4.62% and 7.69% if they arise from the reinvested net tax profit account. dividends paid in excess of this account are subject to a tax equivalent to 38.89%. The tax is payable by the Company and may be credited against its income tax in the same year or the following two years.
     The tax credit permitted under the terms of Article 11 to the Income Tax Law is also applicable against installment payments due on income tax and not only against the income tax accrued for the year (tax balance).
     In the event of a capital reduction, any excess of stockholder equity over capital contributions will be treated as dividends, in accordance with the procedures set forth in the Income Tax Law.

Grupo TMM, S.A.B. and Subsidiaries
Capital premium-
     This premium was the result of an issuance of convertible obligations in 2002 that were settled the following year.
Reserve for the purchase of common stock for treasury-
     The General Stockholders’ Meeting, held December 14, 2007, approved up to US $10 million to create a reserve for the purchase of capital stock of the Company for treasury, subject to the reserve amount not exceeding net earnings (the reserve of $7.7 million is included in Retained earnings). In connection therewith, approval was sought for the signing of non-discretionary market brokerage agreements and other agreements necessary with both a U.S. and a Mexican Brokerage House to carry out this program.
21 Other (expenses) income — net:
     Other (expenses) income as of December 31, 2006, 2007, and 2008, are summarized as follows:

	2006	2007	2008
Gain on sale of subsidiaries (Note 1)	$—	$4,975	$17,726
Taxes recovered, net of (expenses) incurred	(55)	5,811	2,821
Recovery from tanker vessel construction project	—	—	1,128
Goodwill impairment, transportation of automotive business vehicles	—	—	(4,653)
Equipment leased	—	(3,390)	(3,821)
Amortization of non-competition rights	—	—	(2,060)
Loss on the Repcorp stock purchase	—	—	(1,058)
Other – Net	(139)	231	(754)
Corporate restructuring expenses:
Dismissal of senior management	—	(7,049)	—
Consulting	—	(3,353)	(363)
Provision for consulting payments	(1,530)	(292)	(310)
Loss on sale of non-productive assets	—	(1,289)	—
Impairment of long-lived assets	(21,262)	—	—
Provision for labor contingencies	(1,080)	—	—

	$(24,066)	$(4,356)	$8,656

22 Gain (Loss) on exchange fluctuation — net
     The gain on exchange fluctuation included in the consolidated statement of operations for the year ended December 31, 2008, is due to the significant depreciation of the Mexican peso against the U.S. dollar, where a large portion of the debt is denominated in pesos, represented by the trust certificates issued (see Note 16). An analysis of the exchange fluctuation gain or (loss) – net, for the years 2006, 2007, and 2008, is as follows:

Item	2006	2007	2008
Cash and cash equivalents	$(24)	$(590)	$(1,460)
Short-term investments	(92)	(1,415)	(48,303)
Accounts receivable	(417)	(289)	(4,136)
Other accounts receivable	162	(253)	(591)
Prepaid expenses	(202)	83	(459)

Grupo TMM, S.A.B. and Subsidiaries

Item	2006	2007	2008
Trade payables	(80)	(118)	2,943
Accounts payable and accrued expenses	188	(198)	8,222
Debt	114	3,937	201,283
Assets and liabilities denominated in pesos	(45)	278	(11,994)

Gain (Loss) on exchange fluctuation -net	$(396)	$1,435	$145,505

23. Income tax, asset tax, corporate flat tax, and tax loss carryforwards
Income Tax-
     The parent company has been authorized by the Mexican tax authorities to determine its consolidated taxable income jointly with its controlled companies.
     A historic consolidated tax loss was incurred for the year ended December 31, 2006 in the amount of $37,018, whereas consolidated taxable income were determined for the years ended December 31, 2007 and 2008 in the amounts of $343,273 and $295,259, respectively.
     The difference between taxable and book income is due primarily to the gain or loss on inflation recognized for tax purposes, the difference between tax and book amortization and depreciation, as well as certain temporary differences reported in different periods for financial and tax purposes, and non-deductible expenses.
     The benefit (provision) for income tax for the years ended December 31, 2006, 2007, and 2008, is detailed as follows:

	2006	2007	2008
Current income tax	$(1,076)	$(4,188)	$(1,332)
Deferred income tax	29,288	5,201	(18,542)

Net benefit (provision)	28,212	1,013	(19,874)
Asset tax and corporate flat tax	(397)	(169)	(220)

Benefit (provision) for income taxes	$27,815	$844	$(20,094)

     The reconciliation between the income tax benefit based on the statutory income tax rate and the income tax benefit (provision) recorded by the Company as of December 31, 2006, 2007, and 2008 is as follows:

	2006	2007	2008
(Loss) profit before taxes and minority interest	$(68,760)	$(29,193)	$95,534

Income tax at 29% in 2006 and 28% in 2007 and 2008	19,940	8,174	(26,750)
Increase (decrease) resulting from:
Difference in depreciation and amortization	(19,365)	(2,679)	(46,520)
Book revenue recognition from the trust certificates(1) program	—	—	64,198
Inventories	7	(416)	94
Inflationary and currency exchange effects on monetary assets and liabilities – net	(2,450)	(2,912)	34,444
Tax revenue recognition from the trust certificates program	—	(93,694)	(2,806)
Inflationary effects related to indexing, and exchange rate devaluation on tax loss carry forwards – net	48,528	28,898	(132,394)

Grupo TMM, S.A.B. and Subsidiaries

	2006	2007	2008
Provisions and allowance for doubtful accounts	(3,163)	4,699	4,850
Sale of assets	367	507	2,158
Valuation allowance on tax loss carryforwards	(15,699)	58,937	79,625
Non-taxable revenue	791	2,079	3,446
Sale of shares	(390)	1,282	3,809
Non-deductible expenses	(3,956)	(3,079)	(3,957)
Changes in enacted tax rates	3,252	(362)	—
Others, net	(47)	(590)	(291)

Net benefit (provision) for income tax	$27,815	$844	$(20,094)

(1)	This revenue was recognized for tax purposes in 2007.
     In accordance with a modification to the Mexican income tax law the general corporate tax rate is 28% for the year 2007 and subsequent years.
     The components of deferred tax assets and (liabilities) for the years ended December 31, 2006, 2007, and 2008, are comprised of the following:

	2006	2007	2008
Tax loss carryforwards	$283,161	$234,437	$122,337
Valuation allowance	(147,220)	(88,283)	(8,657)

	135,941	146,154	113,680
Income tax paid on dividends	364	—	—
Inventories and provisions – Net	4,710	5,655	6,392
Book revenue recognition from the trust certificates	—	—	64,198
Concession rights and property, machinery, and equipment	(28,182)	(35,991)	(86,994)

Net deferred tax assets	$112,833	$115,818	$97,276

     The Company has recognized deferred tax assets related to its tax loss carryforwards as well as those of its subsidiaries and other items after evaluating the reversal of existing taxable temporary differences. To the extent that the balance of the deferred tax assets exceeds the existing temporary differences, management has evaluated the recoverability of such amounts by estimating future taxable profits in the foreseeable future which extend from 2009 through 2017. The tax profits include estimates of profitability and macroeconomic assumptions which are based on management’s best judgment (see Note 4).
Asset tax-
     Until December 31, 2006, asset tax was assessed at the rate of 1.8% on the amount resulting from reducing the face value of certain debts from the restated value of assets. Both the base for this tax and the rate applicable were amended as of January 1, 2007. The base for the 2007 tax year was comprised of the total assets without any reduction for debt and the applicable rate was 1.25% on the asset average, to be paid when this exceeds the income tax due. The asset tax was abrogated effective January 1, 2008. There was no base for asset tax in 2006 and this tax was assessed at $12,161 for 2007. Some subsidiary companies accrued asset tax individually for the amounts of $397 and $169 in the minority portion for the years ended December 31, 2006 and 2007 respectively, amounts that were tendered to the tax authorities.
Corporate flat tax (“IETU”)-
     On September 14, 2007, the Congress approved the Corporate Flat Tax Law, which was published October 1st of that same year in the Official Federal Gazette. This new law entered into effect on January 1, 2008 and abrogated the Asset Tax Law.

Grupo TMM, S.A.B. and Subsidiaries
     The Corporate Flat Tax (Impuesto Empresarial a Tasa Única (“IETU”)) for the period will be calculated by applying a 17.5% rate (transitorily, the IETU rate was 16.5% for 2008, and will be 17% for 2009, and 17.5% for 2010 and thereon) to the amount resulting from reducing the total revenues received from the activities to which this tax applies by the authorized deductions, provided the former are greater than the latter, and with the understanding that for such purposes both revenues and deductions are contemplated when these have been either collected or paid, accordingly. The so-called IETU credits are reduced from the above income, as provided for in currently enacted legislation.
     IETU credits are amounts that can be reduced from the IETU itself, which include, among other things, IETU loss carryforwards, credits on salaries, social security contributions, and deductions of some assets such as inventories and fixed assets.
     The IETU is a tax that co-exists with Income Tax, therefore, it will be subject to the following:
a)	If the amount of the IETU exceeds Income Tax of the same period, the Company will pay IETU. Pursuant to the foregoing, the Company will reduce Income Tax paid in the same period from the IETU of the period.

b)	If the IETU is less than the Income Tax of the same period, the Company will not pay IETU for the period.

c)	If the IETU base is negative due to deductions that exceed taxable income, there will be no IETU due. In addition, the amount of that base multiplied by the IETU rate results in a IETU credit that can be offset against Income Tax of the same period or, if applicable, against the IETU for the subsequent ten tax years until exhausted.
Tax loss carryforwards-
     As of December 31, 2008, the tax consolidating group headed by Grupo TMM, as parent company, had tax loss carryforwards, shown as follows, which are indexed based on inflation, under Mexican legislation.

	Inflation-indexed amounts
Year in which the	up to June 2008, in
loss was incurred	thousands of U.S. dollars	Year of expiration
2005	$120,552	2015
2006	41,461	2016
2007	8,488	2017

	$170,501

24 Financial information by segment
     The Company operates in the following segments: specialized maritime transportation, land transportation and logistics, operation of ports and terminals, and related services. Specialized maritime transportation (“Maritime Transportation Division”) operations include the transportation of liquid petroleum and petrochemical products in bulk, materials and supplies for drilling platforms, as well as tugboat services. Land transportation and logistics (“Logistics Division”) includes dedicated truck services, warehousing, and logistics solutions. Port operations (“Ports and Terminal Division”) include terminal service and agency activities, both cargo and passenger.
     The information for each operating segment is as follows:

Grupo TMM, S.A.B. and Subsidiaries

				Elimination
				between
	Specialized		Ports and	segments and
	maritime	Logistics	terminals	shared	Total
December 31, 2006	division	division	division	accounts	consolidated
Transportation revenues	$146,425	$93,890	$8,121	$(288)	$248,148
Costs and expenses	(101,641)	(94,511)	(5,684)	(18,646)	(220,482)
Depreciation and amortization	(13,434)	(1,814)	(1,050)	(234)	(16,532)

Earnings from transportation	$31,350	$(2,435)	$1,387	$(19,168)	$11,134

Costs, expenses, and incomes not allocated					58,774

Net earnings for the year attributable to Grupo TMM, S.A.B. stockholders					$69,908

Total assets by segment	$450,639	$125,604	$62,801	$—	$639,044
Shared assets	—	—	—	(3,588)	(3,588)

Total assets	$450,639	$125,604	$62,801	$(3,588)	$635,456

Total liabilities by segment	$276,377	$93,217	$273	$—	$369,867
Shared liabilities	—	—	—	74,245	74,245

Total liabilities	$276,377	$93,217	$273	$74,245	$444,112

Total capital expenditures by segment	$159,430	$22,237	$1,099	$—	$182,766
Shared capital expenditures	—	—	—	1,536	1,536

Total capital expenditures	$159,430	$22,237	$1,099	$1,536	$184,302

				Elimination
				between
	Specialized		Ports and	segments and
	maritime	Logistics	terminals	shared	Total
December 31, 2007	division	division	division	accounts	consolidated

Transportation revenues	$179,170	$115,873	$8,495	$(282)	$303,256
Costs and expenses	(116,974)	(113,792)	(6,067)	(17,074)	(253,907)
Depreciation and amortization	(18,136)	(5,436)	(1,046)	(1,034)	(25,652)

Earnings from transportation	$44,060	$(3,355)	$1,382	$(18,390)	$23,697

Costs, expenses, and incomes not allocated					(90,769)

Net earnings for the period attributable to Grupo TMM, S.A.B. stockholders					$(67,072)

Total assets by segment	$424,212	$121,066	$31,502	$—	$576,780
Shared assets	—	—	—	85,394	85,394

Total assets	$424,212	$121,066	$31,502	$85,394	$662,174

Total liabilities by segment	$430,485	$138,445	$3,987	$—	$572,917
Shared liabilities	—	—	—	(29,605)	(29,605)

Total liabilities	$430,485	$138,445	$3,987	$(29,605)	$543,312

Total capital expenditures by segment	$56,874	$44,765	$911	$—	$102,550
Shared capital expenditures	—	—	—	1,961	1,961

Total capital expenditures	$56,874	$44,765	$911	$1,961	$104,511

Grupo TMM, S.A.B. and Subsidiaries

				Elimination
				between
	Specialized		Ports and	segments and
	maritime	Logistics	terminals	shared	Total
December 31, 2008	division	division	division	accounts	consolidated

Transportation revenues	$206,818	$134,315	$8,032	$13,790	$362,955
Costs and expenses	(141,691)	(140,103)	(5,322)	(33,484)	(320,600)
Depreciation and amortization	(23,039)	(6,255)	(1,098)	(727)	(31,119)

Earnings from transportation	$42,088	$(12,043)	$1,612	$(20,421)	$11,236

Costs, expenses, and incomes not allocated					63,697

Net earnings for the period attributable to Grupo TMM, S.A.B. stockholders					$74,933

Total assets by segment	$858,052	$124,578	$32,796	$—	$1,015,426
Shared assets	—	—	—	72,584	72,584

Total assets	$858,052	$124,578	$32,796	$72,584	$1,088,010

Total liabilities by segment	$814,528	$116,863	$3,995	$—	$935,386
Shared liabilities	—	—	—	(18,559)	(18,559)

Total liabilities	$814,528	$116,863	$3,995	$(18,559)	$916,827

Total capital expenditures by segment	$371,501	$17,675	$553	$—	$389,729
Shared capital expenditures	—	—	—	12,091	12,091

Total capital expenditures	$371,501	$17,675	$553	$12,091	$401,820

25 Employee benefits
     Seniority premiums, retirement plan benefits (“pension benefits”) obligations, and other employee compensation payable at the end of employment are based on actuarial calculations using the projected unit credit method. Pension benefits are based mainly on years of service, age and salary level upon retirement.
     The amounts charged to the statement of operations for seniority premiums, pensions, and severances on termination of employment include the amortization of the cost of past services over the average time of service remaining. The Company continues with its policy of recognizing actuarial losses and gains for seniority premiums and pensions in the consolidated statement of comprehensive income (loss), with an effect of $3.6 million for 2006, $1.5 million for 2007, and $3.8 million for 2008.
     Severances prior to retirement consider the immediate recognition of the costs of past services and actuarial losses and gains.

Grupo TMM, S.A.B. and Subsidiaries
     The details of the net cost for the period for pensions and seniority premium, and also the basic actuarial estimates for the calculation of these labor obligations as of December 31, 2006, 2007, and 2008, are summarized as follows:

	2006	2007	2008
Labor cost	$135	$145	$477
Financial cost	188	757	(73)
Return on plan assets	(170)	(163)	(266)
Amortization of the transitory obligation and variations in assumptions	28	(126)	—
Effect from the reduction of personnel	—	—	(640)

Net period cost	$181	$613	$(502)

     The details of the net cost for the period for severances, and also the basic actuarial estimates for the calculation of this labor obligation as of December 31, 2006, 2007, and 2008 are summarized as follows:

	2006	2007	2008
Labor cost	$464	$548	$181
Financial cost	426	537	(1,429)
Amortization of the transitory obligation and variations in assumptions	135	210	395
Effect from the reduction of personnel	—	—	45

Net cost for the period	$1,025	$1,295	$(808)

     The reserve for pensions and seniority premiums as of December 31, 2006, 2007, and 2008 is comprised as follows:

	2006	2007	2008
Defined benefit obligation (DBO)	$8,982	$9,179	$12,667
Plan assets	(1,905)	(4,210)	(1,486)
Unamortized transition assets	314	21	—

Reserve for pensions and seniority premiums	$7,391	$4,990	$11,181

     The DBO for pensions and seniority premiums as of December 31, 2006, 2007, and 2008 is comprised as follows:

	2006	2007	2008
DBO at the start of the year	$8,797	$8,982	$9,179
Labor cost	135	145	477
Financial cost	750	680	(73)
Benefits paid	(936)	(1,058)	(914)
Miscellaneous	(28)	(22)	(2,334)
Severance transfer	—	—	5,017
Actuarial loss (gain)	264	452	1,315

DBO at the end of the year	$8,982	$9,179	$12,667

Grupo TMM, S.A.B. and Subsidiaries
     The assets of the pension and seniority premium plan as of December 31, 2006, 2007, and 2008, are comprised as follows:

	2006	2007	2008
Fair value of plan assets at beginning of year	$1,963	$1,905	$4,210
Return on plan assets	170	163	266
Plan contributions	—	3,443	550
Benefits paid	(135)	(912)	(601)
Actuarial loss (gain)	(93)	(389)	(2,939)

Fair value at the end of year	$1,905	$4,210	$1,486

     The reserve for severances as of December 31, 2006, 2007, and 2008, is comprised as follows:

	2006	2007	2008
DBO	$6,858	$8,446	$2,120
Unamortized transition assets	(886)	(939)	—

Severance reserve	$5,972	$7,507	$2,120

     The DBO for severances as of December 31, 2006, 2007, and 2008, is comprised as follows:

	2006	2007	2008
DBO at the start of the year	$5,650	$6,858	$8,446
Labor cost	510	548	181
Financial cost	431	533	(1,429)
Benefits paid	(74)	(685)	(361)
Miscellaneous	137	(142)	(176)
Transfer to pensions and seniority premium	—	—	(5,017)
Actuarial losses and gains	204	1,334	476

DBO at the end of the year	$6,858	$8,446	$2,120

     The changes in the pension plan, seniority premium and severance plan as of December 31, 2006, 2007, and 2008 are summarized as follows:

	2006	2007	2008
Reserve for obligations at the start of the year	$11,233	$13,363	$12,497
Cost for the year	1,206	1,908	(1,311)
Changes in personnel	421	47	(532)
Modifications to the plan	(2,687)	—	—
Plan contributions	—	(3,443)	(550)
Benefits paid charged to the reserve	(443)	(855)	(673)
Provision for indemnities recognized in capital	3,633	1,477	3,870

Reserve for obligations at the end of the year	$13,363	$12,497	$13,301

     The economic assumptions on discount rates, salary and long-term return increases used in the valuation of the projected benefit obligation, were 9% in 2006 and 2007 and 5% in 2008.
     As of December 31, 2006, 2007, and 2008, approximately 80% of the Company’s employees work under collective bargaining agreements that are subject to annual salary reviews and bi-annually, for other compensations. Grupo TMM had 5,055, 6,861, and 6,470 employees as of December 31, 2006, 2007, and 2008, respectively.

Grupo TMM, S.A.B. and Subsidiaries
26 Net income (loss) per share
     The earnings (loss) per share were calculated as of December 31, 2006, 2007, and 2008 based on the weighted average number of shares outstanding during the year. There are no potentially dilutive instruments outstanding, therefore basic and diluted earnings (losses) per share are the same:

	2006	2007	2008
Earnings (loss) for the year	$69,908	$(67,072)	$74,933
Weighted average number of shares outstanding, thousands per year	56,963	56,962	56,189

Earnings (loss) per share	$1.227	$(1.177)	$1.334

27 Commitments and contingencies
     a) Commitments -
Concession fees -
     Pursuant to the concession under which it operates the ports and tugboat services, the Company must make monthly fixed and variable rental payments. Such payments totaled $322, $376, and $443 in 2006, 2007, and 2008, respectively.
Leases and charters -
     The Company uses various bareboat and time-chartered vessels to supplement its fleet for periods ranging from seven months to ten years. The related charter expenses were $37,524 in 2006, $52,308 in 2007, and $62,050 in 2008.
     An analysis of the minimum charter and lease payments specified in the related agreements, as of December 31, 2006, 2007, and 2008, is as follows:

Year	2006	2007	2008
2007	$46,962	$—	$—
2008	31,605	52,398	—
2009	8,098	13,532	10,269
2010	—	4,836	—
2011	—	1,047	—

	$86,665	$71,813	$10,269

     As part of its truck and trailer fleet renewal program, the Company has entered into long-term operating lease agreements for such equipment, expiring in 2017.
     The minimum payments for these operating leases as of December 31, 2006, 2007, and 2008, are as follows:

Year	2006	2007	2008
2007	$3,181	$—	$—
2008	3,922	4,369	—
2009	3,605	4,064	3,437
2010	3,068	3,475	2,751
2011	2,282	2,611	2,067
2012 and thereafter	3,526	4,077	3,231

	$19,584	$18,596	$11,486

Grupo TMM, S.A.B. and Subsidiaries
     b) Contingencies -
I) SSA Claims -
     In July 2006 and February 2007, Grupo TMM, received two claim notices from SSA México, S.A. de C.V. (“SSA”) concerning certain contingencies affecting SSA, formerly TMM Puertos y Terminales, S.A. de C.V.
     On July 4, 2007, SSA filed a claim for arbitration against Grupo TMM for the payment of the PTU (profit sharing) for 2003 that SSA made to its employees, claiming the approximate amount of $3.0 million. It should be mentioned that this action corresponds to one of the claims referenced in the previous paragraph.
     On March 6, 2009, the arbitration court resolved the claim, ordering Grupo TMM to pay SSA Ps 30.8 million plus interest at the annual rate of 6% from November 8, 2006.
     In connection therewith, on May 15, 2009, Grupo TMM and SSA entered into a Transactional Agreement by which both companies agreed to negotiate the terms of a joint venture to be carried out in Tuxpan, Veracruz, Mexico. it was also agreed that in the event the tax proceeding previously initiated by SSA against the profit sharing payment to its employees results in a finding that the amount paid by SSA to its employees was inappropriate or not required, Grupo TMM will not pay the arbitration resolution.
II) RPS Claim -
     On August 7, 2007, Transportación Maritima Mexicana, S.A. de C.V. (“TMM”) filed a claim for arbitration against RPS for the amount of $50, for various expenses incurred by TMM due to the delay of the re-delivery of the tanker vessel Palenque.
     On October 19, 2007, RPS filed a countersuit for $3.0 million, for alleged faults and lack of maintenance involving the tanker vessel Palenque, and also consequential damages for having lost a contract while the vessel was being repaired.
     TMM’s position against this countersuit is strong, as there are sufficient elements and arguments for defense, also the amount claimed by RPS is excessive and for non-supported issues.
III) Mutual claims between WWS and TMM -
     In December 2007, Transportación Marítima Mexicana, S.A. de C.V. (“TMM”) and Worldwide Services, Ltd. (“WWS”) filed claims against each other, TMM for the amount of $342.5 for fuel and low performance of the vessel Veracruz, and WWS claim for the amount of $1,332, mainly for an over-performance of the same vessel.
     We believe we have strong arguments to support our claim and to defend our position; at present we are selecting arbitrators to resolve these disputes.
IV) Other legal proceedings -
-	The Company is party to various other legal proceedings and administrative actions, all of which are of an ordinary or routine nature and incidental to its operations. Although it is impossible to predict the outcome of any legal proceeding, in the opinion of the Company’s management, such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on the Company’s financial condition, results of operations or liquidity.

-	The Company has significant dealings and relationships with related parties. Because of these relationships, in accordance with the Mexican Income Tax Law, the Company must obtain a transfer pricing study for the transactions that took place during 2006, 2007, and 2008 that confirms that the terms of these transactions are the same as those that would result from transactions among wholly unrelated parties. The Company has 2006 and 2007 transfer pricing studies, and is in the process of completing this study for 2008.

Grupo TMM, S.A.B. and Subsidiaries
28 Financial risk management, objectives and policies
     Grupo TMM’s main financial instruments, other than derivate financial instruments, are bank loans, securitization structures for future income, cash and short term deposits. The main objective of these financial instruments is to provide the Company with all necessary funds to properly perform its operations. The Company has several other financial assets and liabilities, such as commercial credits and commercial payables, which arise directly from its operations.
     Grupo TMM also enters into derivate transactions, which mainly include interest rate CAPs as described in Note 16. The objective is to manage variable interest rate risks arising from the Company’s operations and from its financing sources. The method to acknowledge the resulting gain or loss depends on the nature of the coverage.
     The main risks arising from the Company’s financial instruments are the cash flow risk deriving from interest rate variations, liquidity risk, interest rate risk and credit risk. The Company analyzes the risks and determines management policies for each of these risks as described in the following summary.
     Changes in the derivatives fair value which are designated and qualified as fair value coverage and which are highly effective are recognized in the consolidated statement of operations together with any change in the fair value of the asset or liability covered that is attributable to the coverage risk. As of December 31, 2008, Grupo TMM only has this type of derivative.
     Changes in the derivatives fair value which are designated and qualified as cash flow coverage and which are highly effective, are recognized in equity. When the projected transaction or commitment by a company brings about the acknowledgement of an asset (e.g. property, machinery and equipment) or a liability, earnings and losses previously recognized in equity are transferred and included in the initial assessment of the asset or liability cost. Otherwise, earnings and losses previously recognized in equity are transferred to the consolidated statement of operations and are classified as income or expense in the same periods in which the company providing the coverage committed itself to doing so or whenever a projected transaction affects the consolidated statement of operations (e.g. when the projected sale takes place).
     Changes in any derivative fair value not qualifying to be registered in the books as coverage under IAS 39, are immediately recognized in the consolidated statement of operations.
     When a determined coverage is due or sold, or whenever it does not meet the criteria to be recognized in the books under IAS 39, any cumulative earning or loss is recorded in equity in that moment and remains in it until the committed or projected transaction is finally acknowledged in the consolidated statement of operations. When a committed or projected transaction is no longer expected to occur, the cumulative earnings or losses recorded in equity are immediately acknowledged in the consolidated statement of operations.
Fair value of financial instruments-
     The Company determines fair value estimated amounts through the use of available information in the market, as well as through appropriate assessment methods. However, it is essential to apply good judgment when interpreting market information in order to estimate the fair value.
     Fair value of cash and cash equivalents, receivables, short-term debt and payables, are netted to record values according to the short-term maturity of these instruments.
     Fair value of the Company’s loans as well as of other financial obligations, is estimated based upon prices quoted within the markets or, alternatively, based upon financing rates offered to the Company for loans with the same maturity periods at the end of each year. Debt with variable interest rates generally represents rates available for the Company in effect as of December 31, 2008 for the issue of debt under similar terms and maturity periods and, therefore, book record values of these obligations are a reasonable estimate of their fair value.
Cash flow risk-
     The Group’s exposure to market interest rates variations is mainly related to its long-term debt obligations under floating interest rates.

Grupo TMM, S.A.B. and Subsidiaries
     The Group’s policy is to manage its interests cost by using a combination of a fixed and variable rate of debts. In order to manage this combination with an efficient cost, the Group enters into interest rate swaps, where it commits to interchanging, at determined intervals, the difference between the fixed interest rate and the variable interest rate at amounts that are calculated in reference to an agreed theoretical amount of principal, through agreements in which the Group receives the difference in excess of the maximum interest rate determined in the contracts. This exchange is aimed to cover for the underlying debt obligations.
Foreign currency risk-
     The balance for the Group may be materially affected by variances in the exchange rate between the US dollar and the Mexican peso due to the Company’s significant operations in Mexico. The Group does not cover this exposure. The Group has the objective of minimizing its exposure effects in functional currency by obtaining debt in Mexican pesos. During 2007, the Company issued Trust Certificates in the amount of Ps 3,000 million, approximately $275.1 million, and issued Trust Certificates for Ps 5,940 million in April and July 2008 for approximately $431.2 million.
     The Group also faces a transactional currency exposure. This exposure derives from sales and acquisitions made in foreign currencies other than the US dollar, which is the Group’s functional currency. Around 40% of the Group’s sales are denominated in Mexican pesos, while almost 62% of its costs are also denominated in Mexican pesos.
     As of December 31, 2006, 2007, and 2008, the Company had monetary assets and liabilities denominated in foreign currencies other than the US dollar, classified according to its corresponding interbank exchange rate as related to the US dollar, as follows:

	2006	2007	2008
Assets in Mexican pesos	$50,035	$88,458	$164,334
Assets in other currencies	384	411	398
Liabilities in Mexican pesos	(47,453)	(335,438)	(692,034)
Liabilities in other currencies	(338)	(258)	(5,742)

	$2,628	$(246,827)	$(533,044)

     As of December 31, 2006, 2007, and 2008, the exchange rate was Ps10.8116, Ps10.9043, and Ps13.7738 per US dollar, respectively. At the date of issuance of the accompanying consolidated financial statements, the exchange rate was Ps13.3099 per US dollar and the Company’s monetary asset and liability position (unaudited) is similar to that prevailing as of December 31, 2008.
Commodity prices risk-
     The Company does not operate with commodities, therefore this risk is inexistent.
Interest rate risks-
     The exposure of Grupo TMM to the risk of changes in market interest rates is related principally to the long-term debt obligations of Grupo TMM at a floating interest rate. Grupo TMM’s policy is to obtain fixed rated instruments on its loans and, when a loan has a variable interest rate, the Company’s policy is to obtain all needed derivate financial instruments in order to fix such rate. As of December 31, 2008, the Company had approximately US $704.7 million and US $8.6 million ($9.707 billion and $119.1 million pesos) of debt leased at a fixed and variable rate, respectively.
     The variable rate portion of the debt associated with the Tranches under the Trust Certificate Program, for an approximate amount of $649.0 million (Ps 8.940 billion) has an interest rate cap that permits the maximum payable rate that can be required of the Issuing Trust to be 11.50% per annum during the first 3 years of the three Tranches.

Grupo TMM, S.A.B. and Subsidiaries
Credit risk-
     The Group only has dealings with solvent third parties. Grupo TMM’s policy is that all customers who prefer to operate under credit conditions are subject to credit verification procedures. Moreover, receivable balances are permanently watched, reducing the Group’s exposure to receivables.
     Regarding the credit risks deriving from other financial assets of Grupo TMM, which include cash and cash equivalents, financial assets available for sale and certain derivative instruments, Grupo TMM’s exposure to risks is related to the possibility of non-compliance by its counterparts, with a maximum exposure which is equivalent to the sum of such instruments. Due to the fact that Grupo TMM only performs this kind of operations with third parties whose solvency is thoroughly acknowledged, the Company does not demand for guarantees.
Concentration of risk-
     As of the month of December 2008, the Company had obtained revenues from PEMEX Refining and PEMEX Exploration and Production representing 17% and 15%, respectively of the total revenues, and no other customer represents more than 10% of total revenues.
     The Company assesses its customer financial situation and accrues a delinquency accounts reserve if needed.
Liquidity risk-
     The objective of the Group is to maintain a balance between the continuity of financing and flexibility through the use of bank loans and securitization. As of December 2008 only 4% of the Company’s financial liabilities are due within the next 12 months.
Capital management-
     With the objective of improving the returns to its stockholders, the Company’s Policy is to contract debt under the best possible market conditions to invest in fixed operating assets that will allow the Company to maintain an adequate relationship between its capital value and debt.
29 Subsequent events:
     On May 20, 2009, Pemex awarded Grupo TMM with one bare boat and ship management product tanker contract that the Company had bid for in April. This five-year contract commences in mid-June and will contribute to the Maritime’s division results in the second quarter of 2009 and forward, representing approximate yearly revenue of $ 6.75 million.

Grupo TMM, S.A.B. and Subsidiaries
ITEM 19. EXHIBITS
     Documents filed as exhibits to this Annual Report:

Exhibit
No.	Exhibit
1.1	Amended and Restated Bylaws of Grupo TMM, S.A.B., as registered with the Public Registry of Commerce on February 23, 2007 (translation) (incorporated by reference to Exhibit 1.2 of the Annual Report on Form 20-F for the year ended December 31, 2007).

2.1	Specimen Ordinary Participation Certificate, together with an English translation (incorporated herein by reference to Exhibit 4.1 of the Registration Statement on Form F-1 — Registration No. 33-47334).

2.2	Form of Deposit Agreement for Series A Ordinary Participation Certificate American Depositary Shares among the Company, Citibank, as depositary and all holders and beneficial owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder (incorporated by reference to Exhibit 4.4 of the Company’s Registration Statement on Form F-4 — Registration No. 333-14194).

2.3	Trust Agreement, dated November 24, 1989 (the “CPO Trust Agreement”), between Nacional Financiera, S.N.C., as grantor, and as CPO Trustee, together with an English translation (incorporated herein by reference to Exhibit 4.4 of the Registration Statement on Form F-1 — Registration No. 33-47334).

2.4	Public Deed, dated January 28, 1992, together with an English translation (incorporated herein by reference to Exhibit 4.5 of the Registration Statement on Form F-1 — Registration No. 33-47334).

2.7	Letter Agreement, dated as of May 22, 2002, by and between Citibank, N.A., as Depositary and the Company, supplementing the Deposit Agreement for the Series A Ordinary Participation Certificate American Depositary Shares (incorporated by reference to the Registration Statement on Form F-3 — Registration No. 333-90710).

2.8	Irrevocable Instruction Letter, dated as of May 22, 2002, between the Company and Citibank, as Depositary (incorporated by reference to the Registration Statement on Form F-3 — Registration No. 333-90710).

3.1	CPO Trust Agreement (incorporated herein by reference to Exhibit 4.4 of the Registration Statement on Form F-1 — Registration No. 33-47334).

6.1*	Computation of earnings per share under IFRS.

7.1*	Computation of ratio of earnings to fixed charge under IFRS.

8.1*	List of Main Subsidiaries.

12.1*	Section 302 Certification of Chief Executive Officer.

12.2*	Section 302 Certification of Chief Financial Officer.

13.1*	Section 906 Certification of Chief Executive Officer.

13.2*	Section 906 Certification of Chief Financial Officer.

*	Filed herewith.

Grupo TMM, S.A.B. and Subsidiaries
SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRUPO TMM, S.A.B.
By:	/s/ Jacinto Marina Cortes
Jacinto Marina Cortes
Chief Financial Officer

Date: June 30, 2009