Form 20-F
period 2009-12-31
GRUPO TMM SAB
filed 2010-06-30
CIK 1163560

SECURITIES AND EXCHANGE COMMISSION
Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 333-14194
GRUPO TMM, S.A.B.
(Exact name of Registrant as specified in its charter)
TMM GROUP
(Translation of Registrant’s name into English)
United Mexican States
(Jurisdiction of incorporation or organization)
Avenida de la Cúspide, No. 4755
Colonia Parques del Pedregal,
14010 México City, D.F., México
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

American Depositary Shares (“ADSs”), each representing	New York Stock Exchange
five Ordinary Participation Certificates
(Certificados de Participación Ordinaria)
(“CPOs”)
CPOs, each representing one nominative common share,	New York Stock Exchange (for listing purposes only)
without par value (“Share”)

Shares	New York Stock Exchange (for listing purposes only)
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
102,024,441 Shares
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
     Yes ☐ No ☐

Page
PART I	2
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	2
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	2
ITEM 3. KEY INFORMATION	2
ITEM 4. INFORMATION ON THE COMPANY	19
ITEM 4A. UNRESOLVED STAFF COMMENTS	39
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	39
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	61
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	67
ITEM 8. FINANCIAL INFORMATION	69
ITEM 9. THE OFFER AND LISTING	71
ITEM 10. ADDITIONAL INFORMATION	74
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	86
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	88

PART II	89
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	89
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	89
ITEM 15. CONTROLS AND PROCEDURES	89
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT	91
ITEM 16B. CODE OF ETHICS	91
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES	91
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	92
ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	92
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	92
ITEM 16G. CORPORATE GOVERNANCE	92

PART III	93
ITEM 17. FINANCIAL STATEMENTS	93
ITEM 18. FINANCIAL STATEMENTS	93
ITEM 19. EXHIBITS

EX-1.1: AMENDED AND RESTATED BYLAWS
EX-2.1: SPECIMEN CPO
EX-2.2: AMENDED AND RESTATED DEPOSIT AGREEMENT
EX-2.3: CPO TRUST AGREEMENT
EX-2.4: PUBLIC DEED
EX-6.1: COMPUTATION OF EARNINGS PER SHARE
EX-7.1: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
EX-8.1: LIST OF SUBSIDIARIES
EX-12.1: CERTIFICATION
EX-12.2: CERTIFICATION
EX-13.1: CERTIFICATION
EX-13.2: CERTIFICATION
EX-1.1
EX-4.1
EX-6.1
EX-7.1
EX-8.1
EX-12.1
EX-12.2
EX-13.1
EX-13.2
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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
ITEM 3. KEY INFORMATION
Selected Financial Data
     The following table sets forth our selected financial data. The financial information presented for the fiscal years ended December 31, 2005, 2006, 2007, 2008 and 2009 was derived from our Audited Consolidated Financial Statements, of which the financial statements for each of the years ended December 31, 2007, 2008, and 2009 are contained elsewhere herein. The Financial Statements have been prepared in accordance with IFRS as issued by the IASB.
     The following data presents selected consolidated financial information of the Company and should be read in conjunction with, and is qualified in its entirety by reference to, the Financial Statements of the Company, including the Notes thereto, also included in this Form 20-F, and to Item 5. “Operating and Financial Review and Prospects”.
GRUPO TMM, S.A.B. AND SUBSIDIARIES UNDER IFRS
SELECTED CONSOLIDATED FINANCIAL DATA
($ in millions, except per share data)

	Year Ended December 31,
	2009	2008	2007	2006	2005
CONSOLIDATED INCOME STATEMENT DATA:
Transportation revenues	$308.4	$362.9	$303.3	$248.1	$306.6

Other (Expense) Income — Net (a)	(5.7)	8.7	(4.4)	(24.1)	(1.0)
Operating Income (Loss) (b)	23.8	19.9	19.3	(12.9)	3.7
Interest Income	7.4	13.1	5.6	4.6	5.2
Interest Expense — Net	95.1	83.0	55.6	60.0	96.0

	Year Ended December 31,
	2009	2008	2007	2006	2005
Exchange Gain (Loss)	(30.7)	145.5	1.4	(0.4)	1.3
Income (Loss) before benefit from (provision for) Income Taxes	(94.6)	95.5	(29.2)	(68.8)	(85.9)
Benefit from (provision for) Income Taxes	(1.1)	(20.1)	0.8	27.8	62.0
Net Income (Loss) from continuing operations for the Year	(95.7)	75.4	(28.3)	(40.9)	(23.8)
Net Income (Loss) from discontinued operations (c)	—	—	(38.6)	111.4	199.3
Net Income (Loss) for the year	(95.7)	75.4	(66.9)	70.4	175.5
Attributable to Minority interest	1.4	0.5	0.2	0.5	4.2
Attributable to stockholders of Grupo TMM, S.A.B	(97.1)	74.9	(67.1)	69.9	171.3
Earnings (Loss) per Share from continuing operations (d)	(1.682)	1.343	(0.498)	(0.719)	(0.419)
Earnings (Loss) per Share from discontinued operations (c) (d)	—	—	(0.677)	1.955	3.500
Earnings (Loss) per Share from Net Income (Loss) for the year (d)	(1.682)	1.343	(1.175)	1.236	3.080
Earnings (Loss) per Share attributable to stockholders of Grupo TMM, S.A.B. (d)	(1.706)	1.334	(1.177)	1.227	3.007
Book value per share (e)	1.103	2.990	1.983	3.207	2.094
Weighted Average Shares Outstanding (000s)	56,894	56,189	56,962	56,963	56,963
BALANCE SHEET DATA (at end of period):
Cash and cash equivalents	$20.0	$39.9	$14.7	$21.7	$52.9
Restricted cash	64.2	128.5	37.5	17.0	347.9
Total Current Assets	173.6	260.4	142.3	168.7	470.9
Property, machinery and equipment-Net	688.4	687.7	351.1	282.8	165.8
Concessions – Net	3.1	3.4	3.7	4.0	4.4
Total Assets	1,002.5	1,088.0	662.2	635.5	793.1
Current portion of long term debt (f)	16.0	21.1	10.5	27.6	35.5
Obligations for sale of receivables short term (f)	7.9	15.0	13.5	16.7	—
Long-term debt (f)	748.5	680.4	310.5	141.4	524.8
Obligations for sale of receivables long term (f)	12.0	101.0	113.4	172.6	—
Capital stock	155.2	114.1	121.1	121.2	121.2
Stockholders’ Equity (Deficiency) attributable to Stockholders of Grupo TMM, S.A.B	112.5	165.1	113.0	182.7	119.3
Minority equity interest in subsidiaries	7.3	6.1	5.9	8.7	17.4
Total Stockholders’ Equity	119.8	171.2	118.9	191.3	136.7
OTHER DATA:
Incremental Capital Investments (g)	$73.5	$401.8	$104.5	$184.3	$145.1
Depreciation and Amortization	42.5	31.1	25.7	16.5	12.7

(a)	Includes mainly: (i) in the year ended December 31, 2009: Goodwill impairment charges and equipment lease expenses; (ii) in the year ended December 31, 2008: a gain from the sale of certain non-strategic subsidiaries, partially offset by goodwill impairment charges and equipment lease expenses; (iii) in the year ended December 31, 2007: a non-recurring restructuring cost, a loss from the sale of non-productive assets and leases of related equipment, partially offset by a gain from recoverable taxes net of expenses and a gain from the sale of subsidiaries; (iv) in the year ended December 31, 2006: impairment charges related to long-lived assets, provision for the management fee to SSA Mexico, Inc. (“SSA”), provision for the labor contingencies and credit related to the recognition of the participation in unconsolidated subsidiaries; (v) in the year ended December 31, 2005: credits related to recoverable taxes, a gain from the sale of subsidiaries, provision for the management fee to SSA and an adjustment to goodwill.

(b)	Includes the reclassification of income (expense) — net in accordance with International Accounting Standard (“IAS”) No.1: “Presentation of Financial Statements.”

(c)	The results of discontinued operations represent the results of our railroad operations which were sold in April 2005. See Item 5. “Operating and Financial Review and Prospects — Results of Operations — Discontinued Operations.’’

(d)	As of December 31, 2005 and 2006 the number of Shares outstanding was 56,963,137, as of December 31, 2007 the number of Shares outstanding was 56,933,137, as of December 31,2008 the number of Shares outstanding was 55,227,037, and as of December 31, 2009 the number of Shares outstanding was 102,024,441. See Item 4. “Information on the Company – History and Development of the Company.”

(e)	Book value per Share: results from dividing total shareholders’ equity attributable to stockholders of Grupo TMM by the outstanding Shares at the end of each period.

(f)	Proceeds received as borrowings are net of transaction costs incurred in accordance with IAS No. 39: “Financial Instruments Recognition and Measurement.”

(g)	See Item 5. “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures and Divestitures.”
GRUPO TMM S.A.B. AND SUBSIDIARIES
SELECTED CONSOLIDATED OPERATING DATA
($ in millions)

	Year Ended December 31,
	2009	2008	2007	2006	2005
TRANSPORTATION REVENUES (IFRS):
Ports and Terminals Operations (a)	6.6	8.0	8.5	8.1	38.8
Maritime Operations (b)	199.6	206.8	179.0	146.4	159.6
Logistics Operations (c)	95.4	134.3	115.9	93.9	108.4
Intercompany revenues (d)	6.8	13.8	(0.1)	(0.3)	(0.2)

Total	$308.4	$362.9	$303.3	$248.1	$306.6

INCOME ON TRANSPORTATION (IFRS): (e)
Ports and Terminals Operations	1.4	1.6	1.4	1.2	0.7
Maritime Operations	55.7	42.0	44.1	30.5	21.2
Logistics Operations	(9.9)	(12.0)	(3.4)	(6.1)	(4.8)
Shared corporate costs (e)	(17.7)	(20.4)	(18.4)	(14.5)	(12.4)

Total	$29.5	$11.2	$23.7	$11.1	$4.7

(a)	Ports and Terminals Operations consist of a port in Acapulco, Mexico, a terminal at Tuxpan, Mexico, the operation of shipping agencies at numerous ports in Mexico and, until December 2005, certain Colombian companies.

(b)	Maritime Operations primarily consist of offshore vessels, product tankers, parcel tankers and tugboats.

(c)	Our Logistics Operations consist of trucking and intermodal transport, warehousing, container maintenance and repair and intermodal terminal operations.

(d)	Represents intercompany transactions between segments, and certain new businesses which are in the development process.

(e)	Includes restructuring expenses: In 2005: $0.1 million in Maritime Operations, $1.2 million in Logistics Operations, $0.3 million in Ports and Terminals Operations and $0.4 million in shared corporate costs. In 2004: $0.2 million in Maritime Operations and $0.6 million in shared corporate costs.
Average Shares Outstanding
     Income per Share is calculated based on the average number of Shares outstanding in each relevant year. The average number of Shares outstanding in each of 2005 and 2006 was 56,963,137, in 2007 was 56,962,041, in 2008 was 56,189,025 and in 2009 was 56,893,794. See Item 4. “Information on the Company — History and Development of the Company” and Item 9. “The Offer and Listing — Share Repurchase Program.”
Dividends
     At shareholders’ meetings, shareholders have the ability, at their discretion, to approve dividends from time to time. At the ordinary shareholders’ meeting held on April 24, 1997, the shareholders of our predecessor, Transportación Maritima Mexicana, S.A. de C.V. (“TMM”), declared a dividend (which has not yet been paid) equivalent to $0.17 per share, subject to our outstanding debt obligations and availability of funds. At the shareholders’ meeting where such dividend was declared, the shareholders delegated to the Board of Directors the authority to determine when the dividend may be paid. No other dividend has been declared since 1997.

     Dividends paid that are charged to previously taxed accumulated earnings are not subject to income tax. Dividends paid in excess of the net tax profit account (CUFIN) amounting to $62.4 million ($814.6 million pesos) as of December 31, 2009, are subject to a tax equivalent to 38.89% on payment. The tax is payable by the Company and may be credited against its income tax in the same year or the following two years.
Exchange Rates
     We maintain our financial records in Dollars. However, we keep our tax records in Pesos. We record in our financial records the Dollar equivalent of the actual Peso charges for taxes at the time incurred using the prevailing exchange rate. In 2009, approximately 65% of our net consolidated revenues and 35% of our operating costs and expenses were generated or incurred in Dollars. The remainder of our net consolidated revenues and operating expenses were denominated in Pesos.
     The following table sets forth the high, low, average and period-end noon buying rates for Pesos reported by Banco de Mexico (the “Noon Buying Rate”) expressed as Pesos per U.S. dollar for the periods indicated below.

	Exchange Rates
				End of
Year Ended December 31,	High(1)	Low(1)	Average(2)	Year(3)
2005	11.40	10.41	10.89	10.63
2006	11.48	10.43	10.90	10.81
2007	11.27	10.66	10.93	10.91
2008	13.92	9.92	11.14	13.77
2009	15.36	12.60	13.51	13.04

	Exchange Rates
Monthly,	High(4)	Low(4)	Average(5)	End of Month(6)
Year 2010
January	12.65	13.07	12.83	13.01
February	12.78	13.08	12.95	12.78
March	12.41	12.78	12.59	12.41
April	12.16	12.37	12.24	12.25
May	13.18	12.26	12.71	12.86
June (7)	12.93	12.46	12.73	12.46

(1)	The highest and lowest of the Noon Buying Rates for the Peso per U.S. dollar reported by Banco de Mexico on the last business day of each month during the relevant year.

(2)	The average of the Noon Buying Rates on the last day of each month during the relevant year.

(3)	The Noon Buying Rates on the last day of each relevant year.

(4)	The highest and lowest of the Noon Buying Rates of each day in the relevant month.

(5)	The average of the Noon Buying Rates of each day in the relevant month.

(6)	The Noon Buying Rates on the last day of each relevant month.

(7)	Through June 22, 2010.
     On June 22, 2010, the Noon Buying Rate was Ps. 12.4604 = $1.00 (equivalent to Ps. 1.00 = $0.0803).

Risk Factors
Risks Relating to our Indebtedness
Our substantial indebtedness could adversely affect our financial condition and impair our ability to operate our business, and we may not be able to pay the interest on and principal amount of our indebtedness.
     As of December 31, 2009, Grupo TMM’s total debt amounted to $784.4 million, which includes $679.3 million of our Mexican Peso-Denominated Trust Certificates Program (the “Trust Certificates Program”), $19.9 million under our securitization facility with Deutsche Bank AG (the “Securitization Facility”), and $85.2 million of bank debt owed to several different banks; of this debt, $23.9 million is short-term debt and $760.5 million is long-term debt. As of March 31, 2010, Grupo TMM’s total debt amounted to $826.0 million, which includes $725.9 million of our Trust Certificates Program, $17.7 million under the Securitization Facility and $82.4 million of bank debt owed to several different banks; of this debt, $30.2 million is short-term debt and $795.8 million is long-term debt. Under IFRS, transaction costs in connection with financings are required to be accounted for as debt.
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
     Grupo TMM is primarily a holding company and conducts the majority of its operations, and holds a substantial portion of its operating assets, through numerous direct and indirect subsidiaries. As a result, Grupo TMM relies on income from dividends and fees related to administrative services provided to its operating subsidiaries for its operating income, including the funds necessary to service its indebtedness. In addition, we have pledged the stock of a subsidiary and sales receivables to secure the repayment of our Securitization Facility.
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
     There is no restriction under Mexican law upon Grupo TMM’s subsidiaries remitting funds to it in the form of loans or advances in the ordinary course of business, except to the extent that such loans or advances would result in the insolvency of its subsidiaries, or for its subsidiaries to pay Grupo TMM fees or other amounts for services.
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
     As of December 31, 2008 and 2009, and May 31, 2010, we were in compliance with all of our covenants under these facilities.

We have to service our peso-denominated debt with revenues generated in dollars, as we do not generate sufficient revenue in pesos from our operations to service all of our peso-denominated debt. This could adversely affect our ability to service our debt in the event of a devaluation or depreciation in the value of the dollar against the Mexican peso.
     As of March 31, 2010, approximately 89% of our debt was denominated in pesos. As of the date of this Annual Report, we do not generate sufficient revenue in pesos from our operations to service all of our peso-denominated debt. Consequently, we have to use revenues generated in dollars to service our peso-denominated debt. A devaluation or depreciation in the value of the dollar, compared to the Mexican peso, could adversely affect our ability to service our debt. During 2009, the Mexican peso appreciated approximately 5.3% against the dollar.
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
     Under Mexican law, when a company has accumulated losses in excess of two-thirds of its capital stock, any third party with legal interest may request the corresponding judicial authorities to declare the dissolution of the company. In our audited report for the periods ended December 31, 2006, 2007, 2008 and 2009, our independent auditors indicated that a substantial doubt existed as to our continuation as a going concern because we had sustained substantial losses from continuing operations during those periods. For the period ended December 31, 2008, we reported a profit from our continuing operations.
          Although Grupo TMM improved its operating income in 2005, 2006 and 2008, it incurred a net loss in 2006, 2007 and 2009. Our ability to continue as a going concern is subject to our ability to generate sufficient profits and/or obtain necessary funding from outside sources and there can be no assurance that we will be able to generate such profits or obtain such funding.
If our time charter arrangements are terminated or expire, our business could be adversely affected.
     As of December 31, 2009, we had three product tanker vessels on bareboat charter and one vessel on time charter to PEMEX Refinación (“PER”), and 25 offshore vessels on time charter to Pemex Exploración y Producción (“PEP”). PER and PEP are subsidiaries of Petroleos Mexicanos, the national oil company of Mexico (“PEMEX”). In addition, in 2009 we entered into five offshore vessel chartering agreements with private operators with time periods ranging from one to two years. In the event that our time charter arrangements are terminated or expire without being renewed, we will be required to seek new bareboat or time charter arrangements for these vessels. We cannot be sure that bareboat or time charters will be available for the vessels following termination or expiration, or that bareboat or time charter rates in effect at the time of such termination or expiration will be comparable to those in effect under the existing time charters or in the present market. In the event that bareboat or time charters are not available on terms acceptable to us, we may use those vessels in the spot market. Because charter rates in the spot market are subject to greater fluctuation than longer term bareboat or time charter rates, any failure to maintain existing, or enter into comparable, charter arrangements could adversely affect our operating results.
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
     In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of a vessel may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage. Although our current fleet of 46 vessels had an average age of approximately 11.8 years as of April 30, 2010, we cannot assure you that, as our vessels age, market conditions will justify such expenditures or will enable us to profitably operate our vessels during the remainder of their expected useful lives.
Our results of operations may be adversely affected by operational risks inherent in the transportation and logistics industry.
     The operation of vessels, trucks and other machinery relating to the shipping and cargo business involves an inherent risk of catastrophic marine or land disaster, mechanical failure, collisions, property losses to vessels or trucks, piracy, cargo loss or damage and business interruption due to political actions in Mexico and in foreign countries. In addition, the operation of any harbor and seagoing vessel is subject to the inherent possibility of catastrophic marine disasters, including oil spills and other environmental accidents, and the liabilities arising from owning and operating vessels in international trade. Any such event may result in a reduction of revenues or increased costs. The Company’s vessels and trucking equipment are insured for their estimated value against damage or loss, including war, terrorism acts, and pollution risks and we also carry other insurance customary in the industry.
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
     As of March 31, 2010, we had 5,882 employees, approximately 76% of whom were unionized. The compensation terms of the labor agreement with these employees are subject to renegotiation on an annual basis and all other terms are renegotiated every two years. If we are not able to negotiate these provisions favorably, strikes, boycotts or other disruptions could occur, and these potential disruptions could have a material adverse effect on our financial condition and results of operations and on our ability to meet our payment obligations under our financing arrangements.

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
     Mexico has historically experienced uneven periods of economic growth. Mexico’s gross domestic product (“GDP”) increased 2.8%, 4.8%, 3.3% and 1.3% in 2005, 2006, 2007 and 2008, respectively and decreased by 6.5% in 2009. GDP growth was slightly higher than the Mexico Consensus Board(1) estimated for 2009; however, the Mexico Consensus Board estimates that GDP in Mexico is expected to fall by approximately 7.4% in 2010, while inflation is expected to be less than 4.5%. We cannot assure you that these estimates will prove to be accurate. The Mexican Government has exercised, and continues to exercise, significant influence over the Mexican economy. Accordingly, Mexican governmental actions concerning the economy and state-owned enterprises could have a significant impact on Mexican private sector entities in general and on us in particular, as well as on market conditions, prices and returns on Mexican securities, including our securities.
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
     Mexico historically has had, and may continue to have, high real and nominal interest rates. The interest rates on 28-day Mexican government treasury securities averaged 9.20%, 7.19%, 7.43%, 7.69% and 5.43% in 2005, 2006, 2007, 2008 and 2009 respectively, and for the five-month period ended May 31, 2010, it averaged 4.72%.
     A total of $679.3 million of our debt represented by our Trust Certificates Program was incurred in Mexican Pesos at the Mexican interbank rate, TIIE, plus 2.25% for the first tranche, 1.95% for the second, and 2.19% for the third. The Company has hedged the risk of the three tranches at a maximum rate of 11.5% for the next three years.

(1)	The Mexico Consensus Board is formed by six internationally recognized firms (American Chamber Mexico, Banamex, UTEP Border Region, Wells Fargo, Center for Economic Forecasting and Latin Source Mexico).

As of December 31, 2009, the 28-dayTIIE rate was 4.9150%, as of March 31, 2010 the rate was 4.9150%, and as of May 31, 2010 such rate was 4.9650%. As of June 23, 2010, the rate was 4.9341%. The variable rate portion of the debt under the three tranches of the Trust Certificates Program, which totals approximately $679.0 million ($8.8572 billion pesos), has an interest rate cap of 11.50% per annum.
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
     Our operations, including demand for our products or services and the price of our floating rate debt, have also historically been adversely affected by increases in interest rates in the United States and elsewhere. Particularly, U.S. interest rates reached their highest levels for the past three years during 2007. Although the Federal Reserve Bank implemented “measured” decreases in 2008, and interest rates have remained low due to the global economic crisis, as interest rates rise, the interest payments on our floating rate debt and the cost of refinancing our financing arrangements at maturity will rise as well.
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

2005	3.33%
2006	4.05%
2007	3.76%
2008	6.53%
2009	3.57%
2010 (five months ended May 31)	1.42%
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
     Although as of April 2010 Mexico’s daily production statistics indicate there has been no change compared to 2009, production has fallen by more than 500,000 barrels per day compared to 2007 levels and could fall by another 50% in the coming years. Currently 40% of the total amount of gasoline used for Mexico’s domestic consumption is imported. Specialists have concluded that if investments are not made to further PEMEX’s technological capabilities, its oil production could decline considerably, which could weaken the financial position of the Mexican Government.

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
     Members of the Serrano Segovia family control the Company through their direct and indirect ownership of our Shares. Holders of our ADSs may not vote at our shareholders’ meetings. Each of our ADSs represents five CPOs. Holders of CPOs are not entitled to exercise any voting rights with respect to the Shares held in the CPO Trust. Such voting rights are exercisable only by the trustee, which is required by the terms of the trust agreement to vote such Shares in the same manner as the majority of the Shares that are not held in the CPO Trust that are voted at any shareholders’ meeting. Currently the Serrano Segovia family owns a majority of the Shares that are not held in the CPO Trust. As a result, the Serrano Segovia family will be able to direct and control the policies of the Company and its subsidiaries, including mergers, sales of assets and similar transactions. See Item 7. “Major Shareholders and Related Party Transactions — Major Shareholders.”
A change in control may adversely affect us.
     A portion of the Shares and ADSs of the Company held by the Serrano Segovia family is currently pledged to secure indebtedness of the Serrano Segovia family and entities controlled by them and may from time to time in the future be pledged to secure obligations of other of their affiliates. A foreclosure upon any such Shares held by the Serrano Segovia family could result in a change of control under the various debt instruments of the Company and its subsidiaries. Such debt instruments provide that certain change of control events with respect to us will constitute a default and that the relevant lenders may require us to prepay our debt obligations including accrued and unpaid interest, if any, to the date of such repayment. If such a default occurs, we cannot assure you that we will have enough funds to repay our debt.
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
     Our ADSs are currently listed on the NYSE. The NYSE requires us to maintain an average closing price of our ADSs of $1.00 or higher over 30 consecutive trading days. On October 17, 2008, we received notice from the NYSE that the price of our ADSs was below listing requirements. As of such date, we had a six-month period to cure this deficiency so we could remain listed on the NYSE. On February 26, 2009, however, the NYSE temporarily suspended the application of its continued listing criteria relating to a minimum average trading price of $1.00 until June 30, 2009 and later extended the period of the suspension until July 31, 2009. Companies trading below the $1.00 minimum price criteria that did not regain compliance during the suspension period recommenced their compliance period upon reinstitution of the stock price continued listing standard. In order to comply with this NYSE listing standard, on August 24, 2009 we changed our ADS ratio from one ADS for every one CPO to one ADS for every five CPOs. For our ADS holders, the ratio change had the same effect as a one-for-five reverse stock split and thereby increased the listing price of our ADSs. As of the close of business on June 18, 2010, the closing price of our ADSs was $2.50.
     We are currently in compliance with the NYSE criteria for continued listing. However, if we are unable to maintain compliance with the NYSE criteria for continued listing, our ADSs would be subject to delisting. A delisting of our ADSs could negatively impact us by, among other things, reducing the liquidity and market price of our ADSs; reducing the number of investors willing to hold or acquire our ADSs, which could negatively impact our ability to raise equity financing; decreasing the amount of news and analyst coverage for the Company; and limiting our ability to issue additional securities or obtain additional financing in the future.
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
     As a result of the securities law in Mexico promulgated in June 2006, publicly traded companies in Mexico were transformed by operation of law into Sociedades Anónimas Bursátiles (Public Issuing Corporation) and were required to amend their by laws to conform them to the provisions of the new law. Accordingly, on December 20, 2006 the Company added the term “Bursátil” to its registered name to comply with the requirements under Mexico’s new securities law, or Ley del Mercado de Valores. As a result, the Company is known as Grupo TMM, Sociedad Anónima Bursátil, or Grupo TMM, S.A.B. In addition, the Series A Shares of the Company were renamed as nominative common shares without par value (“Shares”). The rights afforded by the new Shares are identical to the rights afforded by the former Series A Shares.
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
     Maritime Operations. Our Maritime Operations division provides maritime transportation services, including offshore vessels that provide transportation and other services to the Mexican offshore oil industry, tankers that transport petroleum products within Mexican waters, parcel tankers that transport liquid chemical and vegetable oil cargos from and to the United States and Mexico, and tugboats that provide towing services at the port of Manzanillo, Mexico. We provide these services through our fleet of 46 vessels, which includes product and chemical tankers, harbor tugs and a variety of offshore supply vessels.

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
     Set forth below are our total revenues over the last three fiscal years for each of our business segments:

	Consolidated Transportation Revenues
	($ in millions)
	Years Ended December 31,
	2009	2008	2007
Maritime Operations	$199.6	$206.8	$179.0
Ports and Terminals Operations	6.6	8.0	8.5
Logistics Operations	95.4	134.3	115.9
Intercompany Revenues*	6.8	13.8	(0.1)

Total	$308.4	$362.9	$303.3

*	Represents the elimination of intercompany transactions between segments.
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

     Vessels Purchased through our Trust Certificates Program
     PSV Isla Monserrat. On October 27, 2007, we entered into an agreement for the purchase from DESS PSV Ltd of a Platform Supply Vessel (“PSV”) Isla Monserrat (which was built in 2007 and has an average Brake Horse Power (“BHP”) of 5,400). This PSV was delivered to Grupo TMM in January 2008 and is currently operating in the Gulf of Mexico. The purchase of this vessel was financed by the second tranche of our Trust Certificates Program.
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
     Two AHTSs. On April 3, 2007, we entered into an agreement for the purchase from Rising Flag Worldwide Ltd of two new AHTSs (with a BHP of 6,800). The first AHTS (Isla Santa Cruz) was delivered on August 15, 2008. We were forced to cancel the second AHTS due to a delay of the delivery by the shipyard. The Isla Santa Cruz was added to our offshore fleet in the Gulf of Mexico. The purchase of this vessel was financed by the second tranche of our Trust Certificates Program.
     Three Mini PSVs. Isla Blanca, Isla Ciari and Isla Janitzio. On March 7, 2007, we entered into an agreement for the purchase from Adriatic Marine LLC of three mini PSVs. These mini PSVs were delivered in July 2008, November 2008 and January 2009, respectively. We added these vessels to our offshore fleet in the Gulf of Mexico. The purchase of one of the vessels was financed by the second tranche of the Trust Certificates Program and the purchase of the other two vessels was financed through the third tranche of our Trust Certificates Program.
     Two FSIV. Isla San Gabriel and Isla San Luis. On November 21, 2007, we entered into an agreement for the construction by Horizon Shipbuilding of two Fast Support Intervention Vessels (“FSIV”). These FSIV were delivered in August and October 2009, respectively. We added these vessels to our offshore fleet in the Gulf of Mexico. The acquisition of these vessels was financed through the third tranche of our Trust Certificates Program.
     FPSO Vessel ECO III. On July 21, 2008, we acquired a newly constructed 10,000 Dead Weight Tonnage (“DWT”) tanker vessel that was converted into a well test service vessel receiving an FPSO “Floating Production Storage and Offloading System” class notation. This vessel is equipped with a Dynamic Positioning System (DP2) that allows the vessel to position itself near the oil well platforms and with the installed processing plant can receive, store and process fluids and gases during the completion, testing, and repair of oil wells. Today this vessel is part of our offshore fleet in the Gulf of Mexico, having commenced operations in February 2010 under a long-term charter contract with a third-party operator. The purchase of this vessel was financed by the third tranche of our Trust Certificates Program.
     Mini PSV. Isla San Ignacio. On February 19, 2009, we entered into an agreement for the purchase from Adriatic Marine LLC of one mini PSV. This vessel was added to our offshore fleet in the Gulf of Mexico in July 2009. The purchase of this vessel was financed by the third tranche of the Trust Certificates Program.
     Purchase of Auto Haulage Business Assets
     On July 19, 2007, we purchased certain auto haulage operating assets from Auto Convoy Mexicano, S.A. de C.V., a Mexican auto hauling company, and certain other parties for an aggregate purchase price of Ps. 429 million. These auto haulage operating assets were incorporated into our logistics division and commenced operations in September 2007.
     Sale of Two Vessels
     As part of the Company’s plan to modernize its fleet, during April 2009 the Company sold two of its oldest offshore vessels: the AHTS Isla Ballena (1983); and the Supply Isla Coronado (1982).

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
     In June 2010, SSA obtained a favorable ruling in its tax proceeding. In the event the ruling is confirmed, Grupo TMM will not be required to pay the arbitration award to SSA.
     Restructuring of Receivables Securitization Facility and Associated Capital Increase
     In December of 2009, Grupo TMM restructured its Securitization Facility. The Facility was created in 2006 by Grupo TMM and several of its subsidiaries. Under the Facility, a Trust (the “Trust”) issued a series of trust certificates (the “Certificates”) backed by receivables assigned to the Trust by certain of Grupo TMM’s subsidiaries.
     As part of the restructuring of the Securitization Facility, a company affiliated with Grupo TMM, Vex Asesores Corporativos, S.A.P.I. de C.V. (“VEX”), purchased Certificates with a face value of approximately $86.5 million (the “Purchased Certificates”) from Deutsche Bank AG London.
     As described below, pursuant to a separate agreement between VEX and Grupo TMM, all but $6 million of the Purchased Certificates were subsequently cancelled and were exchanged for cash, equity in Grupo TMM, and other consideration. The transaction with VEX was approved by the Board of Directors of Grupo TMM, on the basis of a prior approval by the Auditing and Corporate Governance Committee, which received an independent expert’s fairness opinion on the consideration and other terms and conditions of the transaction.
     In addition, Deutsche Bank AG London, as part of the restructuring, agreed to certain amendments to the Facility. Among other things, Deutsche Bank AG London agreed to release the Logistcs Division’s subsidiaries from the Facility. As a result, receivables generated by those subsidiaries will no longer be assigned to the Trust. The cash required for debt service in 2010 is expected to be reduced by approximately $37.9 million.
     Pursuant to a resolution adopted at the Extraordinary General Shareholders’ Meeting held on December 15, 2009 and with the authorization of the Comisión Nacional Bancaria y de Valores, on January 6, 2010, VEX acquired 46,797,404 Shares for an aggregate subscription price of $41,181,715.53, or $0.88 per Share (equivalent to $4.40 per ADS). The subscription price per Share was 10% higher than the ADS closing price on January 5, 2010. VEX paid the subscription price for the Shares as part of the consideration for its sale to Grupo TMM of the Purchased Certificates. The remainder of the consideration VEX received for the Purchased Certificates consisted of $27,103,065.52 in cash, a five-year promissory note from Grupo TMM in the principal amount of $12,250,000.00, and subordinated trust certificates issued under the Securitization Facility with a face amount of

$6,000,000.00. On May 7, 2010, VEX distributed 18,437,440 of the 46,797,404 Shares it acquired to various investors who participated in VEX’s purchase of the Purchased Certificates from Deutsche Bank AG London.
     As a result of the above, the subscribed and paid capital increase totaled Ps. 532,174,837 and the number of outstanding Shares of Grupo TMM increased to 102,024,441 Shares. No shareholder exercised its preferential right to subscribe to the capital increase during the designated period. The portion of the issued capital stock that was not subscribed was automatically cancelled pursuant to the resolution adopted at the Shareholders’ Meeting.
     Sale of Investment in Grupo Seglo
     On April 20, 2010, Grupo TMM agreed to sell its stockholdings in the companies that comprised Grupo Seglo to its partner for $4.9 million (Ps 60 million) (See Note 1 to the accompanying Audited Consolidated Financial Statements contained elsewhere herein).
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

	Foreign Trade 2007-2009(a)
	As of December 31,
	(in millions of Dollars)
	2009	2008	2007
Total Exports	$229,708	$291,806	$271,875
Total Imports	$234,385	$308,644	$281,949
Total Trade Flows	$464,093	$600,450	$553,824
Growth Rate—Exports	(21.2%)	7.2%	8.8%
Growth Rate—Imports	(24.0%)	9.5%	10.1%
Growth Rate—Total	(22.6%)	8.4%	9.5%
Growth Rate—GDP(b)	(6.5%)	1.3%	3.3%

(a)	The figures include the in-bound (maquiladora) industry.

(b)	The methodology for calculating Growth Rate-GDP was modified by the Instituto Nacional de Estadistica, Geografia e Informatica (INEGI) and is based on 1993 prices.
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
     The results of our railroad operations that were sold in April 2005 are discussed in this Annual Report in the “Discontinued Operations” section. See Item 5. “Operating and Financial Review and Prospects — Results of Operations — Discontinued Operations”.

     NYSE Continued Listing Standards; Reverse Split of ADSs
     On October 17, 2008, we received an official notice from the NYSE informing us that we were not in compliance with applicable NYSE continued listing standards. As of such date, we had six months in which to reestablish compliance and remain listed on the NYSE. On February 26, 2009, the NYSE suspended until June 30, 2009, later extending the date to July 31, 2009, certain of the listing requirements which we had failed to meet. In order to comply with this NYSE listing standard, on August 24, 2009 we changed our ADS ratio from one ADS for every one CPO to one ADS for every five CPOs. For our ADS holders, the ratio change had the same effect as a one-for-five reverse stock split and thereby increased the listing price of our ADSs. As of the close of business on June 18, 2010, the closing price of our ADSs was $2.50. See Item 9. “The Offer and Listing — The NYSE Continued Listing Standards; Reverse Split of ADSs.”
Business Strategy
     Over the past few years, we have made significant changes to our business and shifted our strategy to focus on “door-to-door” service to our customers by being a source of trucking, port and ship services for clients transporting goods across land and water in the NAFTA Corridor. Set forth below is a description of the elements of our strategy.
     Expansion of our Maritime Operations
     We plan to expand our Maritime Operations by: (i) increasing cabotage services with medium and long-term contracts through the seniority granted to Mexican ship-owners under the Mexican Navigation Law (Mexican flagged vessels have a preference to perform cabotage in Mexican waters), (ii) satisfying demand for exploration and distribution services, which we believe are increasing within Mexico and (iii) meeting market requirements of new generation vessels with higher-rated and deeper-water capabilities. Considering the urgent need of PEMEX to increase its oil and gas reserves, we expect an increasing demand for exploration and distribution services within Mexico which we will try to service through medium and long-term contracts and meeting market requirements of new generation vessels with higher-rated and deeper-water capabilities.
     During 2006 we (i) purchased eleven offshore vessels from Seacor which now carry the Mexican flag, (ii) purchased the minority interest held by Seacor in our offshore business. and (iii) purchased the minority interest held by Smit in our harbor towing business.
     During 2007, and as part of our business plan, we (i) entered into an agreement for the purchase of two newbuilding tugboats that were delivered in January 2008, (ii) entered into an agreement for the purchase of the PSV Isla Monserrat that was delivered in January 2008, (iii) entered into an agreement for the purchase of the AHTS Isla Leon (ex-Sea Wolverine) that was delivered in June 2008, (iv) entered into an agreement for the purchase of two AHTSs, one of which was delivered in August 2008 and the second of which was cancelled due to a delay of the delivery by the shipyard, (v) entered into an agreement for the construction of two FSIV that were delivered in August and October 2009, respectively and (vi) exercised purchase options for the chemical tankers M/T “Maya” and the M/T “Olmeca”.
     During 2008 we (i) entered into an agreement for the purchase of a small tanker with the intention of converting it into a Well Testing Vessel which was delivered on July 21, 2008, (ii) entered into an agreement for the acquisition of three product tankers that were delivered in July, September and October 2008, respectively.
     During 2009 we entered into an agreement for the purchase of a mini-supply vessel which was delivered in July 2009. The Company has not entered into any new purchase agreements during 2010.
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
     During 2008 and 2009, we continued our corporate overhead reduction programme. We believe our level of corporate overhead was in-line with our business during 2009.
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
Maritime Operations
     Our Maritime Operations include: (a) supply and logistics services to the oil offshore industry at offshore facilities in the Gulf of Mexico and between ports, moving crews and/or cargo to and from oil platforms; (b) product tankers for the transportation in cabotage of petroleum products, such as the distribution of gasoline to a variety of Mexican ports where the gasoline is further distributed inland; (c) parcel tankers, also known as chemical tankers, for the transportation of liquid chemical cargoes between ports in Mexico and the United States; and (d) tugboats that provide harbor towing services in and out of the port of Manzanillo. Mexican law provides that cabotage (intra-Mexican movement between ports) is reserved for ships flying the Mexican flag, which we believe provides us with a competitive advantage in this market. This segment accounted for 65% of consolidated revenues for the year 2009, 57% for the year 2008 and 59% for the year 2007.
     Fleet Management
     As of April 30, 2010, we operated a fleet comprised of product tankers and parcel tankers, as well as a fleet of offshore vessels and tugboats. Of a total of 46 vessels, 43 are owned tonnage (five product tankers, 31 offshore vessels, two parcel tankers and five tugboats) and three are chartered units (one parcel tanker, one product tanker and one offshore vessel).
     The table below sets forth information as of April 30, 2010, about our fleet of owned and chartered vessels by type, size and capacities:

		Total Dead	Total Cubic
	Number of	Weight Tons	Meter Capacity
Vessel Type	Vessels	(in thousands)	(in thousands)	BHP(*)
Offshore vessels	32	42.1	**	5,160
Product tankers	6	278.6	303.6		**
Parcel tankers	3	41.0	44.3		**
Tug boats	5	2.2	**	4,409

Total	46	363.9	347.9

*	Average Brake Horse Power.

**	Not applicable.
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
     TMM, in its offshore division, provides supply and logistics services to the offshore industry between the ports and the offshore facilities in the Gulf of Mexico through a specialized fleet that includes fast and conventional crew vessels, supply vessels, anchor handling tug supply vessels and Dynamic Positioning (“DP”) vessels. Other services include supply and administration of onboard personnel, coordination and supervision of the maritime transport of staff, materials and equipment from the base on shore to operational points of the vessels within the oil-drilling zone of the Gulf of Mexico, and coordination and supervision of catering and accommodation matters onboard the vessels. As of June 2009, TMM’s offshore fleet represented 9% of Mexico’s offshore fleet. As of April 30, 2010, 21 TMM vessels were directly hired by PEMEX, and nine additional vessels were hired by private operators engaged in the construction and maintenance sectors for PEMEX or working in the spot market.

     Product Tankers
     Since 1992, we have provided product tanker chartering services to PEMEX for the transportation of clean and dirty petroleum products, from refineries to various Mexican ports. Our fleet is comprised of six product tankers, which include three long-term contracts entered into during May and June 2005 and August 2010, respectively, and three short-term contracts with PEMEX.
     Set forth below is information regarding our product tanker fleet as of April 30, 2009:

									Beam
Vessel	Year	Flag	Hull	DWT(1)	LOA	(4)	(m)	(5)	(m)	Charterer
Amatlan II	2002	Mexico	DH(3)	45,467			189		32	Pemex
Choapas II	1992	Mexico	DH(3)	44,646			182		30	Pemex
Tajin	2003	Mexico	DH(3)	47,147			183		32	Pemex
Tula	2005	Marshal Islands	DH(3)	46,955			183		32	Pemex
Tulum	2000	Marshal Islands	DH(3)	47,131			183		32	Pemex
Butterfly	1989	Bahamas	DH(3)	47,326			183		32	Pemex

(1)	Dead weight tons.

(2)	Double side.

(3)	Double hull.

(4)	Overall length.

(5)	Meters.
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
     Parcel Tankers
     Our parcel tanker business operates between Mexican and American ports in the Gulf of Mexico, transporting chemicals, vegetable and animal oils and molasses. The majority of the transported cargo is under contracts of affreightment (“COAs”) in which the customers commit the carriage of their cargo over a fixed period time on multiple voyages, with a minimum and a maximum cargo tonnage at a fixed price. The vessel operator is responsible for the vessel, the fuel and the port expenses. Currently, our chemical tanker fleet is comprised of two owned and one time-chartered vessel. We transported 1.4 million tons of goods in our parcel tankers during 2009 and 1.5 million tons during 2008. Our primary customers that use our parcel tanker services include major oil and chemical companies.
     Set forth below is information regarding our parcel tankers as of April 30, 2010:

							Capacity M3
Vessel	Flag	Year	LOA	Beam	Draft	DWT*	Total
			(m)(1)	(m)	(m)
Olmeca	Marshall Islands	2003	130.0	22.4	12.0	15,200	16,800
Maya	Marshall Islands	2002	123.0	20.0	8.7	12,451	14,102
Lynx	Marshall Islands	2008	128.6	20.4	8.7	13,000	13,379

					Total	40,651	44,281

*	Dead weight tons.

(1)	Meters.
     Harbor Towing
     Since January 1997, TMM (formerly Servicios Mexicanos en Remolcadores, S.A. de C.V.) has provided tugboat services in the port of Manzanillo under a 10-year concession, including port docking and navigation in and out of channels and port facilities into open waters. In December 2006, the concession to operate this business was renewed by the relevant authorities for eight more years. As of April 30, 2010 we are operating five owned vessels in this port.
     Customers and Contractual Arrangements
     The primary purchasers of our Maritime Operations services are multi-national oil, gas and chemical companies. These services are generally contracted for on the basis of short-term or long-term time charters, voyage charters, contracts of affreightment or other transportation agreements tailored to the shipper’s requirements. In 2009, our ten largest customers accounted for approximately 83% and 53% of Maritime Operations revenues and consolidated revenues, respectively. The loss of one or a few of our customers could have a material adverse effect on the results of operations of our Maritime Operations.
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
     In December 2005, we sold our business in Colombia. Before the sale of our business in Colombia, this segment accounted for 13% and 19% of consolidated revenues in 2005 and 2004, respectively. Without the Colombian business, the Ports and Terminals operations accounted for 2% of consolidated revenues in 2009 and 2008 and 3% in 2007 and 2006.
     The following table sets forth our existing port facilities and concessions:

Port	Concession	Date Awarded	Duration
Acapulco	Integral port administration	June 20, 1996	25 years (with the possibility of extension)

Tuxpan	Approximately 1,300 meters of waterfront	September 25, 2000	20 years (with the possibility of extension)

	Approximately 0.8 hectares of land	April 7, 1997	20 years (with the possibility of extension)

	Stevedoring Services	August 4, 1999	10 years. (extension for additional 10 years was exercised in 2009).
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
     In 2009, we handled 21,209 automobile exports for Volkswagen, Chrysler and Nissan to South America and Asia, reflecting a decrease of 57% from 2008, when we handled approximately 49,629 automobiles at our terminal.
     Acapulco is one of the main tourist ports in Mexico. Major cruise ship lines, such as Carnival, Royal Caribbean, Princess and Holland America, among others, make use of our terminal. During 2009, we had 100 cruise ship calls, which represents a 9% decrease from 110 calls in 2008.
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
     Logistics Operations
     Through TMM Logistics, S.A. de C.V. (“TMM Logistics”), a wholly owned subsidiary of Grupo TMM, we provide dedicated logistics trucking services to major manufacturers, including automobile manufacturers, and retailers with facilities and operations throughout Mexico. We offer full-service logistical facilities in major industrial cities and railroad hubs throughout Mexico, including in Aguascalientes, Toluca, Puebla, Veracruz, Nuevo Laredo, Mexico City and Monterrey, among others. The services that we provide include consulting, analytical and logistics outsourcing services, which encompass the management of inbound movement of parts to manufacturing plants consistent with just-in-time inventory planning practices; logistics network (order-cycle) analysis; logistics information process design; trucking, auto haulage and intermodal transport; warehousing and bonded warehousing facility management; supply chain and logistics management; product handling and repackaging; local pre-assembly; maintenance and repair of containers in principal Mexican ports and cities; and inbound and outbound distribution using multiple transportation modes. Due to the scope of our operations, together with the extent of our experience and resources, we believe that we are uniquely positioned to coordinate the entire supply chain for our customers. This segment accounted for 31% of consolidated revenues in 2009, 37% of consolidated revenues in 2008, and 38% of consolidated revenues in 2007 and 2006.
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
     Trucking Services
     In conjunction with our logistics facilities, we offer truck transport and dedicated logistics trucking services as a value-added component to streamline the movement of products to and from major Mexican cities and rail hubs. Under Mexican law, truck transportation within Mexico can be performed only by Mexican-owned companies, such as Grupo TMM. As of April 30, 2010, we operated 411 trucks. We currently provide dedicated trucking services to several major manufacturers and retailers including Jumex, Chedraui, Nestle, Unilever, Waldo’s and Nissan.
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
     Since July 19, 2007, TMM has coordinated vehicle distribution on a national level, from the main automotive manufacturers’ plants, to the national dealers or borders for export purposes.
     Currently Auto Haulage operates 152 trucks and 357 haul-away trailers.
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
     The Company’s primary competitor in the Parcel Tanker business is Stolt-Nielsen Transportation Group Ltd. Some other competitors in this business include Clipper, Eitzen and Tradewind Tankers.

     Our tugboat business does not have a direct competitor within the port of Manzanillo, however other important tugboat operations in Mexico are provided by Saam Remolques, S.A., Cia. Maritima del Pacifico, S.A de C.V and Cia Maritima Mexicana, S.A de C.V.
     The Company’s primary competitors in the Product Tanker business are Arrendadora Ocean Mexicana, S.A. de C.V., Naviera Tulum, S.A. de C.V., Naviera Tapias, S.A. and Naviera del Sureste, S.A. de C.V.
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
Mexican Navigation Law
     On June 1, 2006 the Mexican Navigation Law (“Ley de Navegación y Comercio Marítimos”) was published in Mexico’s Official Gazette, and became effective 30 days thereafter. This law: (i) strengthens the reservation of cabotage services for Mexican individuals dedicated to shipping or Mexican shipping companies; (ii) establishes mechanisms and procedures for the resolution of maritime controversies or disputes and (iii) in general terms, is protective of the Mexican shipping industry. Nevertheless, there can be no assurance that the percentage of Mexican-flagged vessels operating in Mexico will continue to increase in the future.
     The law gives precedence to international treaties ratified by Mexico to foster uniformity in the type of regime applicable to specific circumstances such as the Hague Visby Rules, CLC/FUND Conventions, 1976 Limitation Convention, Salvage Convention, COLREGS, and MARPOL. (All vessels navigating Mexican waters must enter into protection and indemnity insurance agreements.)
     Listed below are some of the salient points of the legislation:
▪	customary provisions enabling authorities to carry out inspections of vessels and investigations of incidents;

▪	regulations concerning registration of vessels and waivers allowing Mexican companies to operate foreign flag vessels in otherwise reserved domains;

▪	foreign vessels are obliged to designate a shipping agent in order to call at Mexican ports;

▪	Mexican flag vessels are required to operate with Mexican crews only and cabotage is in principle reserved for Mexican vessels;

▪	when a foreign vessel is abandoned by the owners with cargo on board, provisions of the legislation coordinate repatriation and temporary maintenance of the crew which the law deems ultimately to be the joint and several liability of the owner and agent;

▪	the carriage of passengers, cargo and towage in ports and pilotage are also regulated;

▪	captains are responsible for damage and loss caused to vessels or ports due to negligence, lack of proper qualification, carelessness or bad faith, but are not responsible for damages caused by an act of God or force majeure;

▪	companies providing towage services must carry insurance to cover their liabilities to the satisfaction of the authorities;

▪	pollution is regulated by international treaties; however this only covers CLC-type liabilities. Pollution in respect of other substances is dealt with under local legislation which has no limitation. This is irrespective of any criminal proceedings or sanctions against the party responsible for the incident; and

▪	maritime privileges are also considered within the law.

     The law establishes time limits for commencement of proceedings with respect to 7 specific types of contracts as follows:
▪	bareboat charter;

▪	time charter;

▪	voyage charter;

▪	carriage of goods;

▪	passengers;

▪	salvage; and

▪	towage.
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
Organizational Structure
     We hold a majority of the voting stock in each of our subsidiaries. The most significant subsidiaries, as of April 30, 2010, include:

	Country of	Ownership	Voting
Name	Incorporation	Interest	Interest
Administración Portuaria Integral de Acapulco S.A. de C.V. (Ports)*	Mexico	51%	51%
Lacto Comercial Organizada, S.A. de C.V. (Trucking)	Mexico	100%	100%
Autotransportación y Distribución Logística, S.A. de C.V.(Logistics)*	Mexico	100%	100%
Transportación Marítima Mexicana, S.A. de C.V. (formerly Naviera del Pacífico, S.A. de C.V.) (Product and Parcel Tankers, Offshore vessels and harbor tugboat operations)	Mexico	100%	100%
Terminal Marítima de Tuxpan, S.A. de C.V. (Ports)	Mexico	100%	100%
TMM Logistics, S.A. de C.V. (Logistics)	Mexico	100%	100%
TMM Agencias, S.A. de C.V. (Shipping agencies)	Mexico	100%	100%
TMM División Marítima, S. A. de C. V. (Offshore vessels)	Mexico	100%	100%
TMM Remolcadores, S. A. de C. V. (Tugboat vessels)	Mexico	100%	100%
TMM Parcel Tankers, S. A. de C. V. (Tanker vessels)	Mexico	100%	100%
Almacenadora de Deposito Moderno, S. A. de C. V. (Warehousing) (1)	Mexico	100%	100%

(1)	See Note 1 to the accompanying Audited Consolidated Financial Statements contained elsewhere herein.
Property, Plant and Equipment
     Our principal executive offices are located in Mexico City, and are currently under lease from March 2006 through March 2021. Our business activities and the business activities of our subsidiaries in the logistics and transportation fields are conducted with both leased and owned equipment, and, in certain instances, through concessions granted to us by the Mexican Government. We were granted the right to operate certain facilities, including certain cruise ship terminals and ports, as part of franchises awarded through the Mexican Government’s privatization activity. We operate facilities, either through leases or with direct ownership interests, in Acapulco, Aguascalientes, Altamira, Campeche, Coatzacoalcos, Cuernavaca, Ensenada, Hermosillo, Veracruz, Mexico City, Monterrey, Nuevo Laredo, Puebla, Queretaro, Toluca and Tuxpan. See Item 4. “Information on the Company — Business Overview,” and Notes 8 and 9 to our Audited Consolidated Financial Statements.
     Concession Rights and Related Assets as summarized below:

			Estimated
	Years Ended December 31,		Amortization Life
	2009	2008	(Years)
	(In thousands of Dollars)
API Acapulco	$6,783	$6,783	11
Tugboats in the port of Manzanillo	2,170	2,170		*

	8,953	8,953
Accumulated amortization	(5,833)	(5,562)

Concession rights and related assets—net	$3,120	$3,391

(*)     Fully amortized.

     Property, Plant and Equipment are summarized below:

			Estimated Total
	Years Ended December 31,		Useful Lives
	2009	2008	(Years)
	(In thousands of Dollars)
Vessels	$511,691	$500,296	25
Dry-docks (major vessel repairs)	6,327	6,103	2.5
Buildings and installations	10,964	11,402	20 and 25
Warehousing equipment	1,094	1,075	10
Computer equipment	865	334	3 and 4
Terminal equipment	885	1,194	10
Ground transportation equipment	27,308	33,153	4, 5 and 10
Other equipment	1,179	1,203

	560,313	554,760

Land	20,552	19,688
Construction in progress	107,563	113,292

Total Property, Plant and Equipment—net	$688,428	$687,740

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
     Our operating results are generally affected by a variety of factors, including macroeconomic conditions, fluctuations in exchange rates, operating performance of our business units, changes in applicable regulations and fluctuations in oil prices. The effect of changes in these factors impacts our revenues and operating results.
     Over the last few years, we have made and continue to make significant changes to our business, including:
▪	Reducing our corporate overhead: Over the last few years, we have significantly reduced our operating costs by reducing our corporate executive headcount from 222 to 97 full-time equivalent positions, through the elimination of redundant functions and the transfer of certain employees to other business areas within the Company. Our projections for 2010 contemplate a continued reduction in our corporate overhead on an annualized basis. See “— Business Strategy – Reducing Corporate Overhead and Other Operating Costs.”

▪	Introducing cost-saving technology: We have developed TMM Plus, an Internet-based information systems platform that integrates logistics services, thereby increasing the efficiency of our logistics operations. The information systems platform supports dedicated logistics contracts and yard management. The systems platform allows our customers to access information regarding the location and status of their cargo via computer. See “— Logistics Operations — TMM Plus.”

▪	Extending the maturity of our debt: During 2006, we repaid in full all of our public debt, including the Grupo TMM 10 1/4% Senior Notes due 2006 (the “2006 Notes”) and the Grupo TMM Senior Secured Notes

due 2007 (the “2007 Notes”). In September 2006, we also entered into (i) a $200 million receivables securitization facility with Deutsche Bank AG that matures in September 2012, which was successfully restructured in December 2009, and (ii) other credit agreements to finance the acquisition of offshore vessels, parcel tanker and tugboats. We continue to review and analyze alternatives to refinance our debt to extend the maturity and reduce the interest expense thereof. See Item 4. “Information on the Company — Recent Developments — Mexican Peso-Denominated Trust Certificates Program” and “— Restructuring of Receivables Securitization Facility and Associated Capital Increase.”

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

sale of such subsidiaries. On April 20, 2010, Grupo TMM agreed to sell its stockholdings in the companies that comprised Grupo Seglo to its partner for $4.9 million (Ps. 60 million) (See Note 1 to the accompanying Audited Consolidated Financial Statements contained elsewhere herein).
Operating Results
     The following discussion should be read in conjunction with, and is qualified in its entirety by reference to our Financial Statements and the notes thereto appearing elsewhere in this Annual Report. Our Financial Statements have been prepared in accordance with IFRS, which differ in certain respects from U.S. GAAP.
General
     Set forth below is a summary of the results of operations (excluding our discontinued operations described below):

	Year Ended December 31,
	2009	2008	2007
	(In millions of Dollars)
Consolidated Transportation Revenues
Maritime Operations	$199.6	$206.8	$179.0
Ports and Terminals Operations	6.6	8.0	8.5
Logistics Operations	95.4	134.3	115.9
Intercompany revenues	6.8	13.8	(0.1)

Total	$308.4	$362.9	$303.3

Income on Transportation
Maritime Operations	$55.7	$42.0	$44.1
Ports and Terminals Operations	1.4	1.6	1.4
Logistics Operations	(9.9)	(12.0)	(3.4)
Shared corporate costs	(17.7)	(20.4)	(18.4)

Total	$29.5	$11.2	$23.7

     Income (loss) from discontinued operations in 2006 and 2007
     On April 1, 2005, Grupo TMM received $594 million for the sale of its share interest in Grupo TFM to KCS, including $200 million in cash, $47 million in a 5% promissory note which matured on June 1, 2007, and 18 million shares of KCS common stock worth $347 million at that date. Furthermore, on March 13, 2006, Grupo TMM received an additional payment of $110 million from KCS in a combination of $35 million in cash, a $40 million note receivable, and 1,494,469 shares of KCS common stock valued at $35 million dependent on a favorable resolution of the VAT liability and the Mexican Government’s put option. Due to the contingent nature of the latter receivable, it was not recognized as a receivable at the time of the sale, but was recognized as income from discontinued operations within the consolidated statement of operations for 2006 until actual cash was collected in April 2006 with its corresponding revenue in the amount of $111.4 million.
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
     Fiscal Year ended December 31, 2009 Compared to Fiscal Year ended December 31, 2008
     Revenues from operations for the year ended December 31, 2009 were $308.4 million compared to $362.9 million for the year ended December 31, 2008. Reported revenues for each of Grupo TMM’s divisions decreased in 2009 as compared to 2008.

	Consolidated Transportation Revenues
	($ in millions)
	Years Ended December 31,
					Y2009 vs.
		% of Net		% of Net	Y2008
	2009	Revenues	2008	Revenues	% Change
Ports and Terminals Operations	$6.6	2.1%	$8.0	2.2%	(17.5)%
Maritime Operations	199.6	64.7	206.8	57.0	(3.5)%
Logistics Operations	95.4	30.9	134.3	37.0	(29.0)%
Intercompany Revenues (*)	6.8	2.3	13.8	3.8	(50.7)%

Total	$308.4	100.0%	$362.9	100.0%	(15.0)%

(*)	Represents the elimination of intercompany transactions between segments.
     Ports and Terminals Operations
     Ports and Terminals Operations’ revenues decreased 17.5% to $6.6 million for the year ended December 31, 2009, compared to $8 million for the year ended December 31, 2008, and accounted for 2.1% of total net revenues. This decrease was mainly attributable to lower volumes at the port of Acapulco, as a result of decreased cruise ship calls (10%) due principally to travelers’ concerns about the so-called swine flu or H1N1 flu, and to a decrease in the auto handling segment, from 49,629 automobiles in 2008 to 21,209 in 2009.
     Maritime Operations
     Maritime Operations’ revenues decreased 3.5% to $199.6 million in 2009 compared to $206.8 million in 2008 and accounted for 64.7% of total net revenues. This decrease was mainly attributable to a 35.7% decrease in product tanker revenues, as a result of there being two fewer vessels in operation in 2009 and also to a 21.7% decrease in timecharters in 2009 compared to 2008.
     Logistics Operations
     Logistics Operations’ revenues decreased 29.0% to $95.4 million in 2009 compared to $134.3 million in 2008 and accounted for 30.9% of total net revenues. Revenues were negatively impacted mainly by the decreased volumes in the trucking, auto hauling and automotive segments as a result of a slowdown of production at auto plants as well as the worldwide economic crisis.
Income on Transportation
     Under IFRS, income on transportation reflects revenues on transportation less operating costs and expenses. Reference to operating income in this Annual Report refers to income on transportation, plus/minus the effect of other income (expenses) as presented in the Financial Statements included in this Annual Report.
     Total costs and expenses for the year ended December 31, 2009 decreased 20.7% to $278.9 million from $351.7 million for the year ended December 31, 2008. This decrease was mainly attributable to a decrease of 32% in leases and other rents, a decrease of 23.2% in the cost of fuel, materials and supplies, a decrease of 24.9% in salaries, wages and employee benefits and an increase of 36.5% in depreciation and amortization. Operating income increased 163.4% to $29.5 million for the year ended December 31, 2009 from an operating income of $11.2 million for the year ended December 31, 2008.

     The following table sets forth information concerning the Company’s operating income by business segment for the year ended December 31, 2009.

	Grupo TMM Operations
	Income on Transportation (1)(2)
	($ in millions)
	Year Ended December 31,
			Y2009 vs.
			Y2008
			%
	2009	2008	Change
Ports and Terminals Operations	$1.4	$1.6	(12.5)%
Maritime Operations	55.7	42.0	32.6%
Logistics Operations	(9.9)	(12.0)	17.5%
Shared Corporate Costs	(17.7)	(20.4)	13.2%

Total	$29.5	$11.2	163.4%

(1)	Operating results are reported as Income on Transportation in our Financial Statements included elsewhere in this Annual Report.

(2)	To better reflect Grupo TMM’s corporate costs, the Company modified the presentation of its corporate expenses as of December 31, 2008 and 2009, separating human resources and information technology costs to be allocated to each business unit in accordance with its use. Income on transportation includes the following allocated total administrative costs: In 2009: $1.1 million in Ports and Terminals Operations, $5.8 million in Maritime Operations, $12.0 million in Logistics Operations and $15.1 million in shared corporate costs. Income on transportation includes the following allocated total administrative costs: In 2008: $1.6 million in Ports and Terminals Operations, $6.8 million in Maritime Operations, $14.6 million in Logistics Operations and $19.9 million in shared corporate costs.
     Ports and Terminals Operations
     Ports and Terminals Operations’ operating income for the year ended December 31, 2009 decreased to $1.4 million, after deducting $1.1 million of administrative costs, compared to $1.6 million, after deducting $1.6 million of administrative costs, for the year ended December 31, 2008.
     Maritime Operations
     Maritime Operations’ operating income for the year ended December 31, 2009 increased to $55.7 million, after deducting $5.8 million of administrative costs, compared to $42.0 million, after deducting $6.8 million of administrative costs in 2008. This increase resulted primarily from operating six new vessels in our offshore business and also to a reduction of costs in the chemical tanker business during 2009.
     Logistics Operations
     Logistics Operations incurred an operating loss for the year ended December 31, 2009 of $9.9 million, after deducting $12.0 million of administrative costs, compared to a loss of $12.0 million, after deducting $14.6 million of administrative costs, for the year ended December 31, 2008. The operating loss in 2009 was partially offset by a 17.8% reduction in administrative costs incurred in 2009 compared to those incurred in 2008.
Net Financing Cost

	($ in millions)
	Year Ended December 31,
			Y2009
			vs.
			Y2008
	2009	2008	% Change
Net Financing Cost	$118.4	$(75.6)	256.6%

     Net financing cost recognized during the year ended December 31, 2009 was a $118.4 million expense, compared to a $75.6 million credit incurred during the year ended December 31, 2008. The increase was primarily due to the recognition of significant currency exchange losses on our Peso-denominated debt as a result of the revaluation of the Peso in 2009 and significant currency exchange gains on our Peso-denominated debt as a result of the devaluation of the Peso in 2008.
Other (Expenses) Income -Net

	($ in millions)
	Year Ended December 31,
			Y2009
			vs.
			Y2008
	2009	2008	% Change
Other (expenses) income — net	$(5.7)	$8.7	(165.5)%
     Other (expenses) income — net for the year ended December 31, 2009 included primarily: $3.5 million of goodwill impairment and $1.2 million from lease equipment expenses. Other (expenses) income — net for the year ended December 31, 2008 included primarily: $17.7 million from a gain on the sale of certain non-strategic subsidiaries, which was partially offset by $4.7 million of goodwill impairment, and $3.8 million from lease equipment expenses.
Expenses (Benefit) from Income Taxes

	($ in millions)
	Year Ended December 31,
			Y2009
			vs.
			Y2008
	2009	2008	% Change
Expenses (Benefit) from income taxes	$1.1	$20.1	(94.5)%
     In the year ended December 31, 2009 we incurred a tax expense of $1.1 million, compared to a tax expense of $20.1 million reported for the year ended December 31, 2008. The tax expense in the year 2008 is primarily due to a decrease in the deferred tax asset arising from exchange fluctuations.
Minority Interest

	($ in millions)
	Year Ended December 31,
			Y2009
			vs.
			Y2008
	2009	2008	% Change
Minority interest	$1.4	$0.5	180%
     Minority interest increased to $1.4 million for the year ended December 31, 2009, from $0.5 million for the year ended December 31, 2008. This increase is due to an increase in net income for the year from companies in which we hold a minority interest.

Net (Loss) Income for the year attributable to stockholders of Grupo TMM

	($ in millions)
	Year Ended December 31,
			Y2009
			vs.
			Y2008
	2009	2008	% Change
Net (Loss) Income for the year attributable to stockholders of Grupo TMM	$(97.1)	$74.9	(229.6)%
     In the year ended December 31, 2009, we incurred a net loss of $97.0 million, or a loss of $1.71 dollars per Share. In the year ended December 31, 2008, we recognized net income of $74.9 million, or income of $1.33 dollars per Share.
     Fiscal Year ended December 31, 2008 Compared to Fiscal Year ended December 31, 2007
     Revenues from operations for the year ended December 31, 2008 were $362.9 million compared to $303.3 million for the year ended December 31, 2007. Reported revenues for each of Grupo TMM’s divisions increased in 2008 as compared to 2007, except in the Port Division where revenues decreased in 2008 compared to 2007.

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

	Grupo TMM Operations
	Income on Transportation (1)(2)
	($ in millions)
	Year Ended December 31,
			Y2008 vs.
			Y2007
			%
	2008	2007	Change
Ports and Terminals Operations	$1.6	$1.4	14.3%
Maritime Operations	42.0	44.1	(4.8)
Logistics Operations	(12.0)	(3.4)	252.9
Shared Corporate Costs	(20.4)	(18.4)	10.9

Total	$11.2	$23.7	(52.7)%

(1)	Operating results are reported as Income on Transportation in our Financial Statements included elsewhere in this Annual Report.

(2)	To better reflect Grupo TMM’s corporate costs, the Company modified the presentation of its corporate expenses as of December 31, 2007 and 2008, separating human resources and information technology costs to be allocated to each business unit in accordance with its use. Income on transportation includes the following allocated total administrative costs: In 2008: $1.6 million in Ports and Terminals Operations, $6.8 million in Maritime Operations, $14.6 million in Logistics Operations and $19.9 million in shared corporate costs. In 2007: $1.9 million in Ports and Terminals Operations, $6.4 million in Maritime Operations, $14.1 million in Logistics Operations and $18.5 million in shared corporate costs.
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
Other (Expenses) Income — Net

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
Expenses (Benefit) from Income Taxes

	($ in millions)
	Year Ended December 31,
			Y2008
			vs.
			Y2007
	2008	2007	% Change
Expenses (Benefit) from income taxes	$20.1	$(0.8)	nil
     In the year ended December 31, 2008 we incurred a tax expense of $20.1 million, compared to a tax benefit of $0.8 million reported for the year ended December 31, 2007. The tax expense in the year 2008 is primarily due to a decrease in the deferred tax asset arising from exchange fluctuations.

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
     We have identified certain key accounting policies on which our financial condition and results of operations are dependent. These key accounting policies most often involve complex matters, may be based on estimates and involve a significant amount of judgment. In the opinion of our management, our critical accounting policies under IFRS are those related to revenue recognition, financial statement translations into U.S. dollars, and deferred income taxes. For a full description of all of our accounting policies, see Note 3 to the accompanying Audited Consolidated Financial Statements contained elsewhere herein.
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
     Financial Statement Translations into U.S. Dollars. In preparing our Financial Statements, we translate amounts in other currencies to U.S. dollars under IFRS based on the guidelines established by IAS 21, “The Effect of Changes in Foreign Exchange Rates.” Pursuant to the revised version of International Accounting Standard (IAS) 21 by the IASB (see Note 3 to the accompanying Audited Consolidated Financial Statements contained elsewhere herein) “The Effects of Changes in Foreign Exchange Rates,” whereby the concept of functional currency is discussed, Grupo TMM analyzed the economic environment in which its subsidiaries were operating during 2005. The analysis disclosed the need to change the functional currency of some of Grupo TMM’s subsidiaries from the U.S. dollar to the Mexican peso. The revised IAS 21 allows choosing the reporting currency which remained the U.S. dollar in our Financial Statements.

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
Recent Accounting Pronouncements IFRS
     Grupo TMM has adopted the following new interpretations, revisions and amendments to IFRS issued by the IASB, which are relevant to and have an effect on Grupo TMM’s consolidated financial statements for the annual period beginning January 1, 2009:
•	IAS 23 Borrowing Costs (Revised 2007); and

•	Amendments to IFRS 7 Financial Instruments: Disclosures — improving disclosures about financial instruments
Significant effects on current, prior or future periods arising from the first-time application of these new requirements in respect of presentation, recognition and measurement are described in the following two paragraphs.
     IAS 23 Borrowing Costs (Revised) (effective from January 1, 2009). The revised standard requires the capitalization of borrowing costs, to the extent they are directly attributable to the acquisition, production or construction of qualifying assets that need a substantial period of time to get ready for their intended use or sale. The Company had already adopted the option of capitalizing borrowing costs related to qualifying assets. The revised standard will have no effect on the Company’s reported interest expense and capitalized cost in future periods.
     Adoption of amendments to IFRS 7 Financial Instruments: Disclosures — improving disclosures about financial instruments. The amendments require additional disclosures for financial instruments that are measured at fair value in the statement of financial position. These fair value measurements are categorized into a three-level fair value hierarchy, which reflects the extent to which they are based on observable market data. A separate quantitative maturity analysis must be presented for derivative financial liabilities that shows the remaining contractual maturities, where these are essential for an understanding of the timing of cash flows. The adoption of these amendments has no effect on Grupo TMM’s disclosures, as there aren’t any financial instruments measured at fair value or any derivative financial liabilities. A maturity analysis for non-derivative financial liabilities that shows the remaining contractual maturities is presented in Notes 12, 13 and 14 to the accompanying Audited Consolidated Financial Statements contained elsewhere herein and a description of the way in which Grupo TMM manages the liquidity risk inherent in non-derivative financial liabilities is found in Note 27.
     As of the date of this Annual Report, certain new standards, amendments and interpretations to existing standards have been published but are not yet effective, and have not been adopted early by Grupo TMM.
     Management anticipates that each of the pronouncements will be adopted by Grupo TMM after the effective date of the relevant pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to Grupo TMM’s financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements.
     IFRS 3 Business Combinations (Revised 2008) (effective from July 1, 2009). The standard is applicable for business combinations occurring in reporting periods beginning on or after 1 July 2009 and will be applied prospectively. The new standard introduces changes to the accounting requirements for business combinations, but still requires use of the purchase method, and will have a significant effect on business combinations occurring in future reporting periods.
     IAS 27 Consolidated and Separate Financial Statements (Revised 2008) (effective from July 1, 2009). The revised standard introduces changes to the accounting requirements for the loss of control of a subsidiary and for changes in the Group’s interest in subsidiaries. These changes will be applied prospectively in accordance with the transitional provisions and so do not have an immediate effect on Grupo TMM’s financial statements.
     Annual Improvements 2009 (effective from July 1, 2009 and later). The IASB has issued Improvements for International Financial Reporting Standards 2009. Most of these amendments become effective in annual periods beginning on or after July 1, 2009 or January 1, 2010. The Company expects the amendments to IAS 17 Leases to be relevant to Grupo TMM’s accounting policies. Prior to the amendment, IAS 17 generally required a lease of land to be classified as an operating lease. The amendment now requires that leases of land are classified as finance or operating leases, applying the general principles of IAS 17. The Company will need to reassess the classification of the land elements of its unexpired leases at January 1, 2010 on the basis of information existing at the inception of those leases. Any newly classified finance leases are recognized retrospectively. Preliminary assessments indicate that the effect on Grupo TMM’s financial statements will not be significant.
     IFRS 9 Financial Instruments (effective from January 1, 2013). The IASB aims to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety by the end of 2010, with the replacement standard to be effective for annual periods beginning January 1, 2013. IFRS 9 is the first part of Phase 1 of this project. The main phases are:
Phase 1: Classification and Measurement
Phase 2: Impairment methodology
Phase 3: Hedge accounting
In addition, a separate project is dealing with derecognition.
     Management has yet to assess the impact that this amendment is likely to have on the financial statements of Grupo TMM. However, they do not expect to implement the amendments until all chapters of the IAS 39 replacement have been published and they can comprehensively assess the impact of all changes.
     Annual Improvements 2010 (effective from July 1, 2010/January 1, 2011). On May 6, 2010, the IASB issued Improvements for International Financial Reporting Standards 2010, which makes minor amendments to nine IFRSs, and most of them become effective in annual periods beginning on or after July 1, 2010 or January 1, 2011. Preliminary assessments indicate that the effect on Grupo TMM’s financial statements will not be significant.
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
     As of December 31, 2009, Grupo TMM’s total debt amounted to $784.4 million, which includes $679.3 million of our Mexican Peso-Denominated Trust Certificates Program, $19.9 million under our Securitization Facility, and $85.2 million of bank debt owed to several different banks; of this debt, $23.9 million is short-term debt and $760.5 million is long-term debt. As of March 31, 2010, Grupo TMM’s total debt amounted to $826.0 million, which includes $725.9 million of our Trust Certificates Program, $17.7 million under the Securitization Facility and $82.4 million of bank debt owed to several different banks; of this debt, $30.2 million is short-term debt and $795.8 million is long-term debt. Under IFRS, transaction costs in connection with financings are required to be accounted for as debt.
     Our total shareholders’ equity in 2009, including minority interest in consolidated subsidiaries, was $119.8 million, resulting in a debt-to-equity ratio of 6.5%.
     As of December 31, 2008, Grupo TMM’s total debt amounted to $817.5 million, which included $626.1 million of our Mexican Peso-Denominated Trust Certificates Program, $116 million under the Securitization Facility with Deutsche Bank AG and $75.4 million of bank debt owed to several different banks; of this debt, $36.1 million is short-term debt and $781.4 million is long-term debt.
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
     On July 1, 2008, Grupo TMM issued securities under the third tranche of its Trust Certificates Program for Ps. 4.39 billion, or approximately $425.9 million, at Mexico’s interbank equilibrium interest rate, TIIE, plus 219 basis points. The proceeds from the third tranche of this program will be used to acquire additional offshore vessels, to fund required cash reserves and to pay issuance-related expenses.
     In June 2009, Grupo TMM (through its subsidiary TMM División Marítima, S.A. de C.V.) obtained a line of credit in dollars for working capital and/or current accounts for $25.0 million (approximately $326.1 million pesos) at a variable rate, maturing in June 2015. See “—Other Debt.”

     In November 2009, Grupo TMM obtained a line of credit in Mexican pesos in two tranches, one for working capital and the second for the issuance of letters of credit, for a total of approximately $16.5 million ($215.0 million pesos), maturing in November 2012, at a variable rate with monthly interest payments. See “—Other Debt.”
     In December 2009, Grupo TMM restructured its Securitization Facility, resulting in the cancellation of approximately $80.5 million in certificates issued under the Facility and the release of certain subsidiaries from participation in the Facility. See Item 4. “Information on the Company — Recent Developments — Restructuring of Receivables Securitization Facility and Associated Capital Increase.”
     As of March 31, 2010, we had net working capital (current assets less current liabilities) of $83.0 million. We had net working capital of $77.6 million, $152.5 million and $49.5 million as of December 31, 2009, December 31, 2008, and December 31, 2007, respectively. The decrease in net working capital from December 31, 2008 to December 31, 2009 was primarily attributable to a decrease of $84.2 million in cash and cash equivalents, of which $64.3 million was restricted cash on hand, which was partially offset by a reduction in short-term debt of $12.1 million.
     Information on Cash Flows
     Summary cash flow data for the years ended December 31, 2009, 2008 and 2007 is as follows:

	Years Ended December 31,
	2009	2008	2007
		($ in thousands)
Operating activities	124,262	(50,609)	(1,301)
Investing activities	(57,874)	(384,948)	(40,424)
Financing activities	(91,330)	509,045	34,741
Currency exchange effect on cash	5,053	(48,303)	—

Net decrease in cash and cash equivalents	(19,889)	25,185	(6,984)
Cash and cash equivalents at beginning of year	39,907	14,722	21,706

Cash and cash equivalents at end of year	$20,018	$39,907	$14,722

     For the year ended December 31, 2009, the Company’s consolidated cash position decreased by $19.9 million from the year ended December 31, 2008. This decrease was mainly attributable to a $91.3 million payment of debt under the Securitization Facility and others loans and $57.9 million of investments in fixed assets which was partially offset by $64 million of restricted cash.
     Our Cash Flows from Operating Activities
     Net cash flows provided by operating activities amounted to $124.2 million in the year ended December 31, 2009 compared to net cash used in operating activities of $50.6 million in the year ended December 31, 2008. This increase was primarily due to increased cash due to a decrease in restricted funds and by an increase in working capital. Net cash flows used in operating activities amounted to $50.6 million in the year ended December 31, 2008 compared to net cash used in operating activities of $1.3 million in the year ended December 31, 2007. This increase was primarily due to the use of restricted funds in the amount of $70.5 million, mainly to acquire vessels, which was partially offset by an increase in working capital of $42.6 million and an increase in operating cash flow of $17.6 million.

     The following table summarizes cash flows from operating activities for the periods indicated:

	Years Ended December 31,
	2009	2008	2007
	($ in thousands)
Net (Loss) Income for the year	$(95,670)	$75,440	$(66,912)
Depreciation and amortization and other amortization	51,489	35,263	28,743
(Provision) benefit for income taxes	1,087	20,094	(844)
Gain on sale of fixed assets—net	(3,267)	(19,130)	(5,302)
Impairment test in long-lived assets	3,485	4,653	—
Gain (Loss) from discontinued operations	—	—	38,563
(Increase) decrease in restricted cash	64,314	(91,027)	(20,553)
Provision for interests on debt	81,542	80,948	47,132
Exchange loss (gain) — Net	27,392	(143,530)	(1,435)
Total changes in operating assets and liabilities	(6,110)	(13,320)	(20,693)

Net cash provided by (used in) operating activities	$124,262	$(50,609)	$(1,301)

     Our Cash Flows from Investing Activities
     Net cash used in investing activities for the year ended December 31, 2009 was $57.9 million, which included $73.5 million for the acquisition of vessels and operating equipment, which was partially offset by the sale of operating equipment for $15.8 million, and the sale of certain non-strategic subsidiaries for $0.2 million. Net cash used in investing activities for the year ended December 31, 2008 was $384.9 million, which included $401.8 million for the acquisition of vessels and operating equipment, which was partially offset by the sale of operating equipment for $2.1 million, and the sale of certain non-strategic subsidiaries for $14.8 million. Net cash provided by investing activities for the year ended December 31, 2007 was $40.4 million, which included $100.7 million for the acquisition of property, machinery and equipment and $3.8 million for the acquisition of shares of certain subsidiaries from minority stockholders, offset in part by $7.2 million from the sale of fixed assets and $56.9 million, net of the sale of subsidiaries.
     See “— Capital Expenditures and Divestitures” below for further details of capital expenditures and divestitures relating to the years ended December 31, 2009, 2008 and 2007, respectively.
     Our Cash Flows from Financing Activities
     For the year ended December 31, 2009, cash used by financing activities amounted to $91.3 million, which resulted primarily from the payment of debt under the Securitization Facility and others loans
     For the year ended December 31, 2008, cash provided by financing activities amounted to $509 million. The increase was mainly due to the second and third tranches of our Trust Certificates Program for $573.2 million, which was partially offset by payments            in the amount of $52.3 million, of which $12.9 million was interest under our Trust Certificates Program, and $39.4 million was interest under our other financing arrangements.
     For the year ended December 31, 2007, cash provided by financing activities amounted to $34.7 million. The increase was mainly due to an increase in net contractual debt, which was partially offset by $88.3 million from the payment of debt under the Securitization Facility.
     Business Plan
     In 2005, 2006, 2007, 2008 and 2009 the Company made significant capital expenditures as described below in “Capital Expenditures and Divestitures.”
     Maritime Operations. As part of our business plan to have a wholly owned division, we acquired the remaining 40% interest in each of the offshore and tugboat businesses in 2006 and entered into charter contracts for our product tankers. Our intention is to continue growing our offshore and product tanker vessels segments through the acquisition of additional vessels that should meet PEMEX’s long-term needs, as well as chartering vessels for short-term future bids or contracts. With regard to our product tanker business, we have entered into two product tanker contracts with PEMEX under bareboat charters for a five-year term, which began operations in July 2005. During July 2009, a third product tanker began a five-year bareboat charter contract with PEMEX and two product tankers received short-term timecharter contracts with PEMEX. During 2010, the Company entered into two additional short-term timecharter contracts with PEMEX.
     Ports and Terminals Operations. We own over 2,000 acres of land in the port of Tuxpan. We believe this greenfield could be used in the future in connection with the development of Tuxpan as a major seaport. We intend to continue to seek growth opportunities for our Ports and Terminals Operations.
     Logistics Operations. We intend to expand our alliances with leading companies in the multimodal transportation and logistics businesses, purchase and refurbish certain equipment that will enable us to perform services we previously outsourced, and expand on our “Multipurpose Yards” concepts in the Mexican industry. We also intend to participate further in value added segments such as less than truck load services (i.e., combining cargo from different customers in order to complete a truck load), refrigerated distribution services and other land transportation and logistics related businesses.
     We intend to finance the above mentioned projects through secured credit arrangements and other asset-backed financings. We cannot guarantee the success of any of the plans discussed above or that we will obtain any of the additional financing necessary to pursue the plans.
     Our Ability to Continue as a Going Concern
     The auditors’ report on our Financial Statements for the year ended December 31, 2009 includes an explanatory paragraph describing the existence of substantial doubt about our ability to continue as a “going concern.” The report observes that (i) the continuation of the Company as an ongoing business depends on our compliance with our financial obligations on a regular basis, (ii) to be successful in our new investments we need to increase our fleet of vessels and take into consideration the requirements of Pemex and our other clients and (iii) the Financial Statements do not include any adjustment over the assets or liabilities that could be necessary if the company is not able to continue as an ongoing business.
     In addition, we have made certain decisions to improve our operating and financial results, such as (i) acquiring new vessels, (ii) an organizational restructuring to reduce administrative expenses, (iii) the conclusion of the issuance of the Trust Certificates in July 2008, and (iv) the restructuring of the Company’s Securitization Facility, which we believe will substantially reduce financial expenses.
     The Company’s management believes that its 2010 business plan considers a gradual increase in income and generation of cash from operations. These increases would be derived from business levels and assets that are substantially in place as of the end of the Company’s fiscal year 2009. The Company’s management also believes that the aforementioned will permit the Company to continue on its positive trend of increasing efficiency and coverage ratios and realizing its current strategy of creating a healthy and competitive financial structure for the Company in the medium term.
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

     Capital Expenditures and Divestitures
     The following tables set forth our principal capital expenditures and divestitures during the last three years:
Our Principal Capital Expenditures for the Last Three Years
($ in millions)

	Years Ended December 31,
	2009 (a)	2008 (b)	2007 (c)
Capital Expenditures by Segment:
Ports and Terminals Operations	$0.5	$0.5	$0.9
Maritime Operations	67.2	371.5	56.9
Logistics Operations	1.4	17.7	44.8
Corporate	4.4	12.1	1.9

Total	$73.5	$401.8	$104.5

(a)	In 2009, capital expenditures included: (i) Ports and Terminals Operations: $0.5 million in construction in process for the expansion and maintenance of port and terminal facilities; (ii) Maritime Operations: $30.1 million in acquisition of vessels, $7.3 million in advances toward the construction of vessels, $28.5 million in equipment improvements, and $1.3 million in construction projects; (iii) Logistics Operations: $0.5 million in operating equipment and related fixed assets, $0.9 million in construction projects; and (iv) Corporate: $4.4 million in fixed assets and other strategic corporate projects.

(b)	In 2008, capital expenditures included: (i) Ports and Terminals Operations: $0.5 million in construction in process for the expansion and maintenance of port and terminal facilities; (ii) Maritime Operations: $282.4 million in acquisition of vessels, $81.1 million in advances toward the construction of vessels, $6.0 million in equipment improvements and $2.0 million in construction projects; (iii) Logistics Operations: $11.9 million in operating equipment and related fixed assets, $5.8 million in construction projects; and (iv) Corporate: $12.1 million in fixed assets and other strategic corporate projects.

(c)	In 2007, capital expenditures included: (i) Ports and Terminals Operations: $0.9 million in construction in process for the expansion and maintenance of port and terminal facilities; (ii) Maritime Operations: $41.1 million in acquisition of vessels, $5.7 million in equipment improvements, $6.3 million in construction in process for the expansion and renovation of offices in Ciudad del Carmen and $3.8 million in acquisition of shares of subsidiaries from minority shareholders; (iii) Logistics Operations: $43.8 million in operating equipment and related fixed assets and $1 million in construction in process; and (iv) Corporate: $1.9 million in fixed assets and other related strategic corporate projects.
Our Principal Capital Divestitures for the Last Three Years
($ in millions)

	Years Ended December 31,
	2009 (a)	2008 (b)	2007 (c)
Capital Divestitures:
Sale of shares of subsidiaries	$(0.2)	$14.8	$56.9
Other assets	15.8	2.1	7.2

Total	$15.6	$16.9	$64.1

(a)	In 2009, capital divestitures included $15.8 million from the sale of other fixed assets.

(b)	In 2008, capital divestitures included $2.1 million from the sale of other fixed assets.

(c)	In 2007, capital divestitures included $7.2 million from the sale of other fixed assets .
     Outlook on Capital Expenditures
     In early 2006, we made significant capital expenditures for the purchase of 40% of Marmex’s shares from Seacor, the purchase of eight offshore vessels, the conversion to owned status of three offshore vessels under lease, the purchase of the remaining 40% minority stake held by Smit in our harbor towing business and the acquisition of additional trucking equipment and technology. During 2007, we also made significant capital expenditures in on-

going construction for the expansion and maintenance of our port and terminal facilities, acquisition of vessels and equipment improvements, trucking equipment and other related and strategic corporate projects. During 2008 we incurred significant capital expenditures for transportation assets, including tankers and offshore vessels. During 2011 and the coming years, we expect to incur capital expenditures on transportation assets in all of our business segments.
     Securitization Facility
     Under the terms of its prior securitization facility, the Company and certain of its subsidiaries sold receivables to a trust, which in turn, issued certificates to investors. For accounting purposes, the securitization facility represents the total U.S. dollar amount of future services to be provided to customers under the securitization facility. The balance due under this securitization facility was approximately $74.9 million as of December 31, 2004, at an annual fixed interest rate of 9.25%. The facility contemplated the restriction of cash for the purposes of securing any potential payment defaults. The balance of restricted cash under this facility as of December 31, 2004 was $6.8 million.
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
     As of December 31, 2008, the outstanding balance under the Securitization Facility was $116 million bearing a fixed annual rate of approximately 12.5%. Under this securitization facility we were required to keep $4.7 million of reserves in cash on hand as of December 31, 2008.
     On December 18, 2009, as part of the restructuring of the Company’s Securitization Facility, VEX, an affiliate of the Company, purchased certificates with a face value of $86.5 million (approximately $1.1287 billion pesos). VEX is a Mexican company in which José F. Serrano Segovia (our principal stockholder and Chairman of our Board of Directors) holds a minority equity interest and controls 100% of the voting stock; the remaining equity interest in VEX is held by related and unrelated investors through non-voting shares (see Note 19 to the accompanying Audited Consolidated Financial Statements contained elsewhere herein).
     In addition, as part of the restructuring, certain conditions of the Securitization Facility were modified. Among others, the logistics division subsidiaries (TMM Logistics, S.A. de C.V. and Lacto Comercial Organizada, S.A. de C.V.) were released from the Facility and consequently the accounts receivable generated by these subsidiaries will no longer be assigned to the Trust. See Item 4. “Information on the Company — Recent Developments — Restructuring of Receivables Securitization Facility and Associated Capital Increase.”
     Product Tanker and Offshore Vessel Financings
     As of December 31, 2006, we had an aggregate principal amount of $56 million outstanding under a five-year loan facility with Natixis (formerly Natixis Banques Populaires) which matures in 2010. Proceeds from this loan facility were used to purchase two medium-range class, double-hull product tankers which are serving Pemex under five-year bareboat charter contracts and related technical management agreements. The obligations under this indebtedness are payable in Dollars and the aggregate cost of the facility is approximately 8% fixed. As of December 31, 2006 we had an aggregate principal amount of $110.1 million outstanding under various loan facilities with DZ Bank AG, the Bank of Tokyo-Mitsubishi and West LB AG with maturities ranging from 4 to 7 years and fixed interest costs ranging from 8.1% to 8.6% (See Note 13 to the accompanying Audited Consolidated Financial Statements contained elsewhere herein). On July 19, 2007, the Company refinanced all of these facilities with the first issuance of its Trust Certificates Program. As of December 31, 2009, the Company had no outstanding product tankers and offshore vessels financings other than under its Trust Certificates Program.
     Capital Leases
     The amounts outstanding under our capital leases represent payment obligations under a capital lease agreement, which matured in May 2005 for the financing of a container-handling crane. The agreement contained standard provisions for this type of transaction under which, among other things, we had the option to purchase the financed assets at the end of the lease term at a previously determined price. As of December 31, 2009, the Company had no outstanding capital lease obligations.
     Transportation Equipment and Other Operating Leases
     We lease, transportation and container-handling equipment, our corporate office building and other assets under agreements which are classified as operating leases. The terms of these lease agreements vary from 1 to 15 years and contain standard provisions for these types of operating agreements.
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
     Purchase of Two Chemical Tankers
     On May 25, 2007 the Company purchased the M/T “Maya” and purchased the M/T “Olmeca” on June 19, 2007. We entered into a 10-year line of credit with DVB Bank A.G. in an aggregate amount of $52.5 million to finance the acquisition of these chemical tankers. Principal and interest are payable on a monthly basis. Interest is payable at an weighted average rate of 7.61% per annum.
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
     The Company entered into a financing facility denominated in Pesos with Daimler Financial Services Mexico, S. de R.L. de C.V. (formerly known as DC Automotriz Servicios, S. de R.L. de C.V.) (“Daimler”) to finance the purchase of these assets in July 2007, for $11.4 million, with 84 monthly payments of principal and interest beginning on January 2008. Interest is payable at a variable rate based on the 91-day TIIE plus 200 basis points. As of December 31, 2009, the facility had an outstanding amount of $8.1 million.
     In August of 2009, an agreement was reached with Daimler through which the outstanding amount of the facility was reduced by approximately $3.0 million ($39.4 million pesos).
     Other Debt
     In June 2009, the Company secured with Banco Nacional de Comercio Exterior, S.N.C., Institución de Banca de Desarrollo, through its subsidiary TMM División Marítima, S.A. de C.V., a line of credit in dollars for working capital and/or current accounts for $25.0 million (approximately $326.1 million pesos) at a variable rate, maturing in June 2015. Monthly interest payments are due on outstanding balances and principal is due at maturity. Amounts may be drawn in both dollars and pesos with the possibility of making prepayments on principal without penalty. In July 2009, a first draw was made on the line of credit for $6.9 million (approximately $90.0 million pesos) at a variable rate of the 30-day Libor plus 600 basis points, with monthly interest payments. As of December 31, 2009, the effective rate for this draw on the line of credit was 6.23% and the outstanding balance was $3.9 million (approximately $50.9 million pesos).
     In November 2009, a second draw was made on the line of credit for approximately $10.2 million ($132.9 million pesos) at a variable rate of the 28-day TIIE plus 400 basis points, with monthly interest payments. As of December 31, 2009, the effective rate for this draw on the line of credit was 8.91% with an outstanding balance of approximately $10.2 million ($132.9 million pesos).
     In December 2009, a third draw was made on the line of credit for approximately $0.9 million ($11.9 million pesos) at a variable rate of the 28-day TIIE plus 400 basis points, with monthly interest payments. As of December 31, 2009, the effective rate for this draw on the line of credit was 8.91% with an outstanding balance of approximately $0.9 million ($11.9 million pesos).
     In November 2009, the Company secured with Banco Mercantil del Norte, S.A., Institución de Banca Múltiple, through its subsidiary Ficorsa Corporate Services, S.A.P.I de C.V., a special purpose company, a line of credit in Mexican pesos in two tranches, one for working capital and the second for the issuance of letters of credit, for a total of approximately $16.5 million ($215.0 million pesos), maturing in November 2012, at a variable rate with monthly interest payments.
     In December 2009, a first draw was made for approximately $1.3 million ($17.1 million pesos) at a variable rate of the 28-day TIIE plus 4.00%, with monthly interest payments. As of December 31, 2009, the effective rate on this draw on the line of credit was 4.93% with an outstanding balance of approximately $1.3 million ($17.1 million pesos).
     Also in December 2009, a first draw was made for the issue of a letter of credit for $1.9 million (approximately $25.3 million pesos) maturing February 11, 2010. The issuance of this letter of credit does not create any payment obligation for the borrower until the holder of the documents presents this for enforcement, accordingly no outstanding balance or effective rate for this portion of the line of credit is reported as of December 31, 2009.

Trend Information
     Historically, a substantial portion of the revenue generated by our maritime operations has been achieved through contracts with PEMEX. In, 2007, 2008 and 2009, 56%, 57% and 58%, respectively, of the revenue generated by maritime operations resulted from contracts with PEMEX. We believe that we will further increase our revenues in this business segment going forward. PEMEX is expected to increase its deep water exploration in order to restore its decreasing oil reserves; as a result, we expect an increase in PEMEX demand for different types of vessels on the offshore sector.
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
Off-Balance Sheet Arrangements
     As of December 31, 2009, we did not have any off-balance sheet arrangements. We report our assets and liabilities according to the current IFRS as issued by the IASB.
Contractual Obligations
     The following table outlines our obligations for payments under our capital leases, debt obligations, operating leases and other financing arrangements for the periods indicated as of December 31, 2009:

	Less than			More than
Indebtedness (1)	1 year	1-3 years	3-5 years	5 years	Total
	(Dollars in thousands, unless noted otherwise)
Mexican Trust Certificates (2)	1,768	—	—	677,520	679,288
Parcel Tanker Vessels Financings (3)	5,166	7,750	5,417	18,188	36,521
Tugboats Financings (4)	1,148	1,984	1,984	4,871	9,987
Land and Logistics Equipment Financing (5)	4,674	5,563	3,647		13,884
Refinancing acquisition ADEMSA(6)	2,066	3,400	3,400		8,866
Other debt (7)	1,221			14,770	15,991

Total	$16,043	$18,697	$14,448	$715,349	$764,537

	Less than			More than
Operating Lease Obligations (8)	1 year	1-3 years	3-5 years	5 years	Total
Vessel, Transportation Equipment and Other Operating Leases	$5,970	$8,031	$8,367	$26,785	$49,153

Total	$5,970	$8,031	$8,367	$26,785	$49,153

	Less than			More than
Other (9)	1 year	1-3 years	3-5 years	5 years	Total
Securitization facility	$7,869	$10,286	$1,761	$	$19,916

Total	$7,869	$10,286	$1,761	$	$19,916

(1)	These amounts include principal payments and accrued and unpaid interest as of December 31, 2009.

(2)	Debt allocated in one special purpose company in connection with the financing of Tanker Vessels and Offshore Vessels, denominated in Mexican Pesos (Trust Certificates Program).

(3)	Debt allocated in one special purpose company in connection with the financing of two Parcel Tanker Vessels.

(4)	Debt allocated in one special purpose company in connection with the financing of two Tugboats.

(5)	Debt in connection with the Land & Logistics equipment financing, denominated in Mexican Pesos.

(6)	Debt in connection with ADEMSA acquisition refinancing.

(7)	Debt allocated in two special purpose companies for working capital and letter of credit issuances.

(8)	These amounts include the minimum lease payments.

(9)	These amounts include principal payments and accrued and unpaid interest as of December 31, 2009 under the securitization facility.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors and Senior Management
     Board of Directors
     Our Estatutos Sociales, or Bylaws, provide that our Board of Directors shall consist of not less than seven and not more than 21 directors, without taking into account the appointment of their respective alternates. We currently have twelve directors on our board. Our Board of Directors is elected annually by a majority vote of our shareholders and is responsible for the management of the Company. The Company does not have any agreements to pay benefits to any directors upon termination of their employment.
     Our current Board of Directors was elected and ratified at the Company’s Annual General Ordinary Shareholders’ Meeting held on April 30, 2010. Our directors and alternate directors, their principal occupations and years of service (rounded to the nearest year) as a director or alternate director are as follows:

		Years as a
		Director or
		Alternate
Name	Principal Occupation	Director	Age
Directors
José F. Serrano Segovia	Chairman of the Board of Grupo TMM	38	69
Ramón Serrano Segovia	First Vice-chairman of Grupo TMM	19	63
Maria Josefa Cuevas de Serrano	Second Vice-chairman of Grupo TMM	4	64
José Luis Salas Cacho	Private Investor	5	56
Ignacio Rodríguez Rocha	Attorney	19	74
Lorenzo Cué Sánchez Navarro	Private Investor	19	44
Luis Martínez Argüello	Private Investor	5	69
Sergio Chedraui Eguia	Private Investor	4	34
José Luis Ávalos del Moral	Private Investor	3	67
Miguel Alemán Velasco	Private Investor	1	78
Miguel Alemán Magnani	Private Investor	1	44
Manuel Rodríguez de Castro	Private Investor	1	46
Alternate Directors
José Francisco Serrano Cuevas	President Deputy Director	9	29

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
Miguel Alemán Velasco
     Mr. Alemán was born on March 18, 1932 in Veracruz, Mexico. He has a degree in Law from the Universidad Autónoma de México. Throughout his professional career, he has held various public positions in the Mexican Government, such as Constitutional Governor of the State of Veracruz and Senator of the Republic. He is currently President of the Management Board of the Mexican airline Interjet, as well as Vice Chairman of the Board of Directors of Televisa. Mr. Alemán has received several awards from renowned national and international institutions, and has published several novels, essays, articles and technical books.
Miguel Alemán Magnani
     Mr. Alemán was born on April 25, 1966 in Mexico City. He has a degree in Law from the Universidad Anáhuac and a course in Business Management from the Instituto Panamericano de Alta Dirección de Empresas (“IPADE”). He has held important positions within Televisa, Mexico’s largest Spanish speaking media communications company. He is currently the CEO of the Mexican airline Interjet, as well as Chairman of GALEM, a German Group specializing in telecommunications, real estate and transportation. He is a member of the board of several Mexican companies. He is also a partner of the Discovery Americas fund.

Manuel Rodríguez de Castro
     Mr. Rodríguez was born on August 6, 1964 in Seville, Spain. He has a degree in Economics and Law from the LaSalle Institute, in New Orleans. He holds a masters’ degree in Strategic Planning from the Arthur Andersen Formation Institute, Madrid and Chicago, and a masters’ in International Relations from the Universidad Complutense in Madrid. Mr. Rodríguez is a member of the board of directors of KW Entertainment Television and Grupo GoNet, a technology and software development company.
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
     Executive Officers
     Our officers serve at the discretion of our Board of Directors. Our executive officers, their position and years of service with us and as an executive officer are as follows:

		Years of	Executive
Name	Position	Service	Officer
Corporate Directors
José F. Serrano Segovia	Chairman of the Board and Chief Executive Officer	38	18
Jacinto David Marina Cortés	Deputy Chief Executive Officer	19	19
Carlos Pedro Aguilar Mendez	Chief Financial Officer, Corporate Administrative Director and Finance Director	20	3
Agustín Salinas Gonzalez	Corporate Human Resources Director	13	3
Elvira Ruiz Carreño	Corporate Audit Director	14	7
Business Unit Directors
Luis Manuel Ocejo Rodriguez	Director, Maritime Transportation	27	3
Roberto Martínez Ríos	Director, Ports and Terminals	1	1
Enrique González Nuñez	Director, Logistics	15	1
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
Compensation
     For the year ended December 31, 2009, the aggregate total compensation paid to our directors, alternate directors and executive officers for services in all capacities, was approximately $4.5 million. See Item 7. “Major Shareholders and Related Party Transactions.”
Pension, Retirement or Similar Benefits
     Seniority premiums, retirement plan obligations (“Pension Benefits”) and other employee compensation payable at the end of employment are based on actuarial calculations using the projected unit credit method. Pension Benefits are based mainly on years of service, age and salary level upon retirement.
     Seniority premiums, Pension Benefits and other employee compensation payable upon termination include the amortization of past service costs over the average remaining working lifetime of employees.

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
     Audit and Corporate Practices Committee
     The Board of Directors appointed an Audit and Corporate Practices Committee, which was approved at the Extraordinary Shareholders’ Meeting held on December 20, 2006 and added a fourth member at the Annual Shareholders’ Meeting held on April 30, 2008. This Committee is composed of José Luis Salas Cacho (President), Ignacio Rodriguez Rocha, Luis Martínez Argüello and José Luis Ávalos del Moral, who has accounting and related financial management expertise in compliance with NYSE Corporate Governance Standard 303A.07 and the Mexican Securities Law. Additionally Mr. Ávalos is considered a financial expert according to the standards set forth in Section 407 of the Sarbanes Oxley Act of 2002. In accordance with Mexican Securities Law and Mexican Corporate Practices, the committee’s responsibilities include, among others: Audit responsibilities:
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
     Statutory Auditor
     Pursuant to the Mexican Securities Market Law (MSML), the surveillance of the Company is entrusted to different committees (i.e., Audit and Corporate Practices Committees), as previously described, which replace the role of the Statutory Auditor. At the Extraordinary Shareholders’ Meeting held on December 20, 2006, the Statutory Auditor, Mr. Javier García Sabaté, and the alternate Statutory Auditor were duly replaced by the Audit and Corporate Practices Committee of the Company. However, Mr. Javier García Sabaté and the alternate Statutory Auditor continue to serve as the Statutory Auditor for the majority of our subsidiaries excluding our Logistics division subsidiaries.
Employees
     As of March 31, 2010, we had 5,882 employees, approximately 76% of whom were unionized. As of December 31, 2009, we had 5,605 employees, approximately 79% of whom were unionized. As of December 31, 2008, we had 6,470 employees, approximately 76% of whom were unionized. As of December 31, 2007, we had 6,861 employees, approximately 80% of whom were unionized. As of December 31, 2006, we had 5,055 employees, approximately 68% of whom were unionized. In accordance with customary practice in Mexico, we negotiate union contracts annually with regard to wages and every two years with regard to other matters, including benefits. We have experienced nine strikes since 1958. The longest of these strikes occurred in 1981 and lasted 21 days. We have not experienced a strike since 1987 and believe that relations with our employees are good.

Share Ownership
     As of June 22, 2010, the Serrano Segovia family held 37,990,693 Shares directly, and the CPO Trustee maintained 40,368,040 Shares of our capital stock in the form of ADSs, including 3,226,500 Shares that are beneficially owned by the Serrano Segovia family. Accordingly, as of such date, the Serrano Segovia family controlled the voting power of our capital stock. The voting power controlled by the Serrano Segovia family varies from time to time, depending upon the number of Shares held by the Serrano Segovia family and by the CPO Trust and others. As of June 22, 2010, other than as set forth below in the table entitled “Major Shareholders,” each of our other directors, alternate directors or executive officers owns less than one percent of our Shares on an individual basis.
     Shares were contributed to the CPO Trust established with a 30-year term by Nacional Financiera, S.N.C. (the “CPO Trustee”) on November 24, 1989. The CPO Trustee authorized the issuance of non-redeemable ordinary participation certificates (certificados de participación ordinarios no amortizables) (“CPOs”) that correspond to our Shares. One CPO may be issued for each Share contributed to the CPO Trust. CPOs constitutes separate negotiable instruments different and apart from the Shares, and afford to their holders only economic rights with respect to the Shares held in the CPO Trust. Such voting rights are exercisable only by the CPO Trustee, which is required by the terms of the CPO Trust to vote such Shares in the same manner as holders of a majority of the outstanding Shares not held in the CPO Trust and voted at the relevant meeting. Mexican and non-Mexican investors may hold CPOs without restrictions of any kind. The acquisition of Shares representing 5% or more of the capital stock of Grupo TMM by any person or group of persons (other than the Serrano Segovia family and the CPO Trustee), in one or a series of simultaneous or successive transactions requires the prior approval of the Board of Directors. As of June 22, 2010, the CPO Trustee held CPOs underlying an aggregate of 40,368,040 Shares in the form of ADSs.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Major Shareholders
     The following table indicates, as of June 22, 2010, unless otherwise indicated, the shareholders that beneficially own 5% or more of our outstanding Shares (the “Major Shareholders”). The percentage of our outstanding Shares owned by each Major Shareholder shown below is based on the 101,994,641 Shares outstanding as of June 22, 2010. For purposes hereof, each Major Shareholder with shared voting or investment authority with respect to certain securities is deemed to beneficially own all such securities.

		Percentage of
	Number	Shares
Shareholder	of Shares	Outstanding
José F. Serrano Segovia (a) (c)	36,632,809	35.9%
Ramón Serrano Segovia (b) (c)	5,145,734	5.0%

a)	Based upon information set forth in a Schedule 13D/A filed on June 25, 2010, José F. Serrano Segovia has sole voting and investment authority over 36,071,459 Shares, including 28,359,964 Shares held by VEX, a Mexican corporation in which José F. Serrano Segovia holds 100% of the voting stock, and shared voting and investment authority over 561,350 Shares beneficially owned by Promotora Servia, S.A. de C.V., (“Promotora”), a Mexican corporation jointly controlled by José F. Serrano Segovia and Ramón Serrano Segovia. Of the 561,350 Shares beneficially owned by Promotora, 560,850 Shares are owned directly by its subsidiary, Servicios Directivos Servia, S.A. de C.V. (“Servicios”), a Mexican corporation.

b)	Based upon information set forth in a Schedule 13D/A filed on June 25, 2010, Ramón Serrano Segovia has sole voting and investment authority over 4,584,384 Shares (of which 1,789,755 Shares are held in the form of ADSs) and shared voting and investment authority over 561,350 Shares beneficially owned by Promotora, which is jointly controlled by José F. Serrano Segovia and Ramón Serrano Segovia.

c)	José and Ramón Serrano Segovia have jointly pledged an aggregate of 7,513,867 Shares to IXE Banco, S.A. (“IXE”), to secure a loan in the principal amount of $1 million.
     Change in Percentage Ownership
     A Schedule 13D/A was filed by José and Ramón Serrano Segovia on June 25, 2010 to report, among other things, that the percentage ownership for José F. Serrano Segovia had increased from 15% to 35.9% and that the percentage ownership for Ramón Serrano Segovia had decreased from 9.3% to 5%. A Schedule 13D/A was filed by José and Ramón Serrano Segovia on December 5, 2008 to report, among other things, that the percentage ownership for José F. Serrano Segovia had increased from 11.3% to 15% and that the percentage ownership for Ramón Serrano Segovia had increased from 7.1% to 9.3%. A Schedule 13D/A was filed by José and Ramón Serrano Segovia on June 26, 2007 to report, among other things, that the percentage ownership for José F. Serrano Segovia had decreased from 26% to 11.4% and that the percentage ownership for Ramón Serrano Segovia had decreased from 19.2% to 7%. Except for the foregoing, no Major Shareholder has disclosed a significant change in its percentage ownership of Shares during the three years ended December 31, 2009.
     Voting Rights and Control
     As of June 22, 2010, 40,368,040 Shares were held in the form of ADSs, which have limited voting rights. The Shares held in the form of ADSs are held directly by the CPO Trust. The voting rights for those Shares are exercisable only by the trustee of the CPO Trust, which is required by the terms of the trust agreement to vote such Shares at any shareholders’ meeting in the same manner as the majority of the Shares that are not held in the CPO Trust are voted. Of the 61,626,601 Shares held outside of the CPO Trust as of June 22, 2010, José and Ramón Serrano Segovia beneficially own 37,990,693, or 62% of such Shares. As a result, José and Ramón Serrano Segovia could together direct and control the policies of the Company and its subsidiaries, including mergers, sales of assets and similar transactions. See Item 9. “The Offer and Listing.” Except for the limited voting rights applicable to their ADSs, none of the Major Shareholders have voting rights that differ from those applicable to other holders of Shares.
     Other than José and Ramón Serrano Segovia, who may be deemed to control us, to our knowledge we are not directly or indirectly owned or controlled by any other corporation, by any foreign government or by any other natural or legal person, severally or jointly. We are not aware of any arrangement which may at a later date result in a change of control of the Company.
Related Party Transactions
     On December 18, 2009, as part of the restructuring of the Company’s Securitization Facility, VEX, an affiliate of the Company, purchased trust certificates issued under the Securitization Facility with a face value of $86.5 million (approximately $1.1287 billion pesos). VEX is a Mexican company in which José Serrano Segovia holds a minority equity interest and controls 100% of the voting stock; the remaining equity interest in VEX is held by related and unrelated investors through non-voting shares (see Note 19 to the accompanying Audited Consolidated Financial Statements contained elsewhere herein). The transaction with VEX was approved by the Board of Directors of Grupo TMM, on the basis of a prior approval by the Auditing and Corporate Governance Committee, which received an independent expert’s fairness opinion on the consideration and other terms and conditions of the transaction.
     Pursuant to a resolution adopted at the Extraordinary General Shareholders’ Meeting held on December 15, 2009 and with the authorization of the Comisión Nacional Bancaria y de Valores, on January 6, 2010, VEX acquired 46,797,404 Shares for an aggregate subscription price of $41,181,715.53, or $0.88 per Share (equivalent to $4.40 per ADS). The subscription price per Share was 10% higher than the ADS closing price on January 5, 2010. VEX paid the subscription price for the Shares as part of the consideration for its sale to Grupo TMM of the trust certificates. The remainder of the consideration VEX received for the trust certificates consisted of $27,103,065.52 in cash, a five-year promissory note from Grupo TMM in the principal amount of $12,250,000, and subordinated trust certificates issued under the Securitization Facility with a face amount of $6,000,000. On May 7, 2010, VEX distributed 18,437,440 of the 46,797,404 Shares it acquired to its investors. See Item 4. “Information on the

Company — Recent Developments — Restructuring of Receivables Securitization Facility and Associated Capital Increase.”
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

     In June 2010, SSA obtained a favorable ruling in its tax proceeding. In the event the ruling is confirmed, Grupo TMM will not be required to pay the arbitration award to SSA.
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
     Mutual Claims Between Pacific Bridgefield Marine Pte. Ltd. (“PBM”) and Grupo TMM
     Grupo TMM is a claimant in two arbitrations with PBM, a Singapore company. The arbitrations are conducted under the Singapore International Arbitration Centre Rules and relate to alleged breaches by PBM of two Memoranda of Agreements (“MOAs”) for the sale of two vessels. Grupo TMM is seeking recovery of the deposits paid for the two vessels in the sum of $5.15 million and damages for breaches of the MOAs. PBM alleges that Grupo TMM is in breach of the MOAs and is seeking a declaration that it is entitled to the deposits and damages for breach of the MOAs. The time period for the parties to file their pleadings in the arbitration has ended and the parties are currently in the process of discovery and preparation of witness statements.
     Outside legal counsel states that it is difficult to evaluate the likelihood of an unfavorable outcome as there is still a waiting period for discovery to be completed. The amount of potential loss to Grupo TMM would be the deposit of $5.15 million and damages which PBM claims it has suffered, of which no particulars have been provided.
     Other Legal Proceedings
     We are a party to various other legal proceedings and administrative actions, all of which are of an ordinary or routine nature and incidental to our operations. Although it is impossible to predict the outcome of any legal proceeding, in the opinion of our management, such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on our financial condition, results of operations or liquidity. For information regarding our pending tax assessment, see Note 26 to the accompanying Audited Consolidated Financial Statements contained elsewhere herein.
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

Significant Changes
     See Item 4. “Information on the Company — Business Overview — Recent Developments.”
ITEM 9. THE OFFER AND LISTING
Trading
     Our Series A Shares started trading on the Bolsa Mexicana de Valores, S.A. de C.V. (the “Mexican Stock Exchange” or the “Bolsa”) on September 24, 1980 and our Series L Shares began trading on August 9, 1991. In June 1992, L Share ADSs, each representing one Series L Share, were issued by Citibank, N.A. as depositary in exchange for Rule 144A ADSs as part of an initial public offering, and commenced trading on the NYSE. On September 13, 2002, we completed a reclassification of our Series L Shares of stock as Series A Shares. The reclassification combined our two classes of stock into a single class by converting each share of our Series L Shares into one share of our Series A Shares. The reclassification also eliminated the variable portion of our capital stock and we became a fixed capital corporation (sociedad anónima). Following the reclassification, we had 56,963,137 Series A Shares outstanding. As a result of the elimination of the variable portion of our capital stock, our registered name changed from Grupo TMM, S.A. de C.V. to Grupo TMM, S.A.
     As a result of the promulgation of the new securities law in Mexico in June of 2006, public companies were transformed by operation of law into Sociedades Anónimas Bursátiles (Public Issuing Corporation) and were required to amend their bylaws to conform them to the provisions of the new law. On December 20, 2006, the Company added the term “Bursátil” to its registered name to comply with the requirements under Mexico’s new securities law or Ley del Mercado de Valores, resulting in Grupo TMM, Sociedad Anónima Bursátil, or Grupo TMM, S.A.B. In addition, the Series A Shares of the Company were renamed and are now referred to as nominative common shares, without par value (“Shares”). The rights afforded by these new Shares are identical to the rights afforded by the former Series A Shares.
     Our Shares continue to trade in Mexico on the Bolsa. In the United States, our ADSs, each representing five CPOs, are traded on the NYSE and are issued and exchanged by The Bank of New York Mellon in New York as the depositary. The Bank of New York Mellon replaced Citibank, N.A. as depositary on December 18, 2009. As of June 22, 2010, of the 101,994,641 outstanding Shares, approximately 40,368,040 were held in the form of ADSs.
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
Mexican Stock Exchange
Price per Share
(Pesos)

	Shares(*)
Previous five years:	High	Low
2005	42.05	31.40
2006	54.00	29.10
2007	37.60	25.00
2008	25.00	8.33
2009	14.75	9.08

(*)	As of December 20, 2006, the Series A Shares were replaced by nominative common shares, without par value.
Mexican Stock Exchange
Price per Share
(Pesos)

	Shares
Previous two years (by quarter):	High	Low
2008:
First Quarter	25.00	20.30
Second Quarter	22.25	16.19
Third Quarter	18.60	11.32
Fourth Quarter	12.63	8.33
2009:
First Quarter	14.75	9.54
Second Quarter	14.50	10.05
Third Quarter	14.00	10.01
Fourth Quarter	10.86	8.30
2010:
First Quarter	10.63	7.10
Mexican Stock Exchange
Price per Share
(Pesos)

	Shares
Previous six months:	High	Low
December 31, 2009	10.86	9.08
January 31, 2010	10.63	9.02
February 28, 2010	9.00	7.10
March 31, 2010	8.10	7.30
April 30, 2010(2)	8.00	6.80
May 31, 2010	7.00	5.14

Source:	InfoSel Financiero

New York Stock Exchange
Price per ADS
(Dollars)

	ADS(*)(**)
Previous five years:	High	Low
2005	20.65	10.45
2006	28.50	11.85
2007	19.80	10.70
2008	12.00	1.55
2009	5.75	2.65

(*)	As of December 20, 2006, the Series A Shares were replaced by nominative common shares, without par value.

(**)	Effective August 24, 2009, the ADS to CPO ratio changed from 1:1 to 1:5.
New York Stock Exchange
Price per ADS
(Dollars)

	ADS(*)
Previous two years (by quarter):	High	Low
2008:
First Quarter	12.00	8.55
Second Quarter	10.45	6.50
Third Quarter	9.50	3.25
Fourth Quarter	4.95	1.55
2009:
First Quarter	5.25	2.65
Second Quarter	5.00	2.85
Third Quarter	5.75	3.25
Fourth Quarter	4.08	2.82
2010:
First Quarter	4.00	2.67

(*)	Effective August 24, 2009, the ADS to CPO ratio changed from 1:1 to 1:5.
New York Stock Exchange
Price per ADS
(Dollars)

	ADS
Previous six months:	High	Low
December 31, 2009	3.85	3.22
January 31, 2010	4.00	3.07
February 28, 2010	3.35	2.67
March 31, 2010	3.08	2.73
April 30, 2010	3.03	2.75
May 31, 2010	2.86	1.87

Source:	NYSE – Price history composite
Share Repurchase Program
     On December 14, 2007, the Company announced that its Board of Directors had given its approval to constitute a reserve fund to repurchase Shares during their meeting held in November of that year. The Share repurchase program was also approved by the Company’s shareholders at a shareholders’ meeting. The program was approved for an amount of up to $10 million.

     The Company has repurchased 1,765,900 Shares under the program since its approval in 2007. As of June 22, 2010, of the 101,994,641 outstanding Shares, 40,368,040 were held in the form of ADSs.
The NYSE Continued Listing Standards; Reverse Split of ADSs
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
     On October 17, 2008, the Company received an official notice from the NYSE, pursuant to which the Company was informed that it was “below criteria” in connection with the applicable NYSE continued listing standard that states that if the average closing price of a security is less than $1.00 over a consecutive 30-trading day period, it is considered below criteria.
     As of such date, the Company had a six-month period to cure this deficiency so it could remain listed on the NYSE. On February 26, 2009, the NYSE submitted to the SEC an immediately effective rule filing which suspended the NYSE’s $1.00 minimum price requirement on a temporary basis, initially through June 30, 2009 and later extended to July 31, 2009.
     The temporary suspension of the $1.00 minimum price requirement stated that companies trading below the $1.00 minimum price criteria that did not regain compliance during the suspension period would recommence their compliance period upon reinstitution of the stock price continued listing standard and receive the remaining balance of their compliance period.
     Additionally, companies below the $1.00 minimum price criteria during the rule suspension period, would be deemed to have regained compliance during this period if:
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
     In order to comply with the NYSE’s minimum price requirement, on August 24, 2009 we changed our ADS ratio from one ADS for every one CPO to one ADS for every five CPOs. All fractional entitlements of the Company’s ADS holders resulting from the reverse split were aggregated and sold by Citibank, N.A., the depositary at that time, on behalf of the ADS holders, and cash proceeds were distributed to the ADS holders in proportion to their fractional interests. There was no change to the Company’s CPOs or the underlying nominative common shares. For our ADS holders, the ratio change had the same effect as a one-for-five reverse stock split and thereby increased the listing price of our ADSs. As of the close of business on June 18, 2010, the closing price of our ADSs was $2.50.
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
     On December 15, 2009, certain articles of the Company’s Bylaws were modified at the General Shareholders’ Meeting. The modification to Article 6 approved a capital increase. This General Shareholders’ Meeting was properly formalized in public deed number 21,851 (filed before the Public Commerce Registry pending) by and before Mr. Juan Martín Álvarez Moreno, Public Brokerage number 46 of Mexico City, Federal District.
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
     Capital Stock
     To conform to the provisions of the new Mexican Securities Law, our Series A Shares of capital stock were converted into nominative common shares without par value (“Shares”), thereby deleting any series. The rights of the Series A Shares and the Shares are identical.
     Consequently, our total capital stock is made up of 103,760,541 Shares, of which 1,765,900 are held in treasury. Our total stated capital stock is Ps. 1,222,011,712.00.
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
     The Convention for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion and a Protocol thereto between the United States and Mexico became effective on January 1, 1994 and has been amended by additional protocols (collectively, the “Tax Treaty”). The United States and Mexico have also entered into an agreement concerning the exchange of information with respect to tax matters.
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
     The summary with respect to certain United States federal income tax consequences is based on the Internal Revenue Code of 1986 (the “Code”), the Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as of the date of this Annual Report and as applicable in the current taxable year and ending before January 1, 2011, and all of which are subject to change, possibly with retroactive effect, or to different interpretations. The summary with respect to certain Mexican federal taxes is based on the Mexican federal tax laws, the Tax Treaty, regulations issued thereunder, rulings and general rules issued by the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público), official pronouncements and judicial decisions, all as of the date of this Annual Report, and all of which are subject to change, possibly with retroactive effect, or to different interpretations.
     General
     For purposes of this summary, a “U.S. holder” means a beneficial owner of ADSs, who is, for U.S. federal income tax purposes, (i) a citizen or resident of the United States, (ii) a domestic corporation (or other entity taxable as a corporation), (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of source, or (iv) a trust, if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (B) the trust has a valid election in place to be treated as a United States trust. A “non-U.S. holder” is any holder other than a U.S. holder. The tax treatment of persons who hold their ADSs through a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) generally will depend upon the status of the partner and the activities of the partnership. Partners in a partnership holding ADSs should consult their tax advisors.

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
     If an individual or legal entity ceases to be a resident of Mexico for Mexican federal tax purposes, such individual or legal entity must make certain filings with the Mexican tax authorities generally within a 15-day period before its change of residency.
     A non-resident of Mexico is an individual or legal entity that does not satisfy the requirements to be considered a resident of Mexico for Mexican federal tax purposes.
     Certain Mexican Federal Tax Consequences
     This summary of certain Mexican federal tax consequences relates only to non-resident U.S. holders of our ADSs.
     Dividends — Dividends, either in cash or in any other form, paid with respect to the Shares underlying the CPOs represented by our ADSs generally will not be subject to Mexican withholding.
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
     This summary is directed solely at U.S. holders that hold their ADSs as capital assets and whose functional currency is the Dollar. This summary does not discuss all of the U.S. federal income tax consequences that may be relevant to U.S. holders, particularly those that may be subject to special treatment under U.S. federal income tax laws, such as partnerships, banks, financial institutions, thrifts, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, U.S. holders whose functional currency is not the U.S. dollar, tax-exempt investors, expatriates, former long-term U.S. residents, U.S. holders that reside outside the United States, persons who received shares in return for services rendered or in connection with their employment, securities traders who elect to account for their investments in ADSs on a mark-to-market basis, persons that own (or are deemed to own for U.S. tax purposes) 10% or more of the voting stock of the Company, or persons that hold their ADSs as part of a hedge, straddle, conversion or other integrated transaction. This summary does not discuss any United States federal estate, gift or alternative minimum tax consequences or the tax laws of any state, local or foreign government that may be applicable.
     For United States federal income tax purposes, a holder of an ADS generally will be treated as the beneficial owner of the CPOs represented by such ADS and such CPOs will represent a beneficial interest in the underlying Shares represented by such CPOs.
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
     The amount of any dividend paid in Pesos will be included in income by a U.S. holder in an amount equal to the Dollar value of the Pesos received, based on the exchange rate in effect on the date the distribution is includible in income by the U.S. holder, regardless of whether the Pesos are converted into Dollars. A U.S. holder will have a basis in the Pesos received equal to their Dollar value on the date of receipt. Any gain or loss recognized on a subsequent sale or conversion of the Pesos for a different amount generally will be U.S. source ordinary income or loss. Dividends generally will constitute foreign source income for U.S. federal tax credit purposes.
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
     Capital Gains — In general, upon the sale or other disposition of ADSs, a U.S. holder will recognize gain or loss equal to the difference between the amount realized on the sale or disposition (in Dollars, generally determined at the spot rate on the date of disposition, or in the case of a cash basis U.S. holder, at the exchange rate in effect on the settlement date, if the amount realized is denominated in a foreign currency) and the U.S. holder’s adjusted tax basis in the ADSs (in Dollars). The gain or loss will be treated as capital gain or loss if the ADSs were held as a capital asset and will be long-term capital gain or loss if the ADSs have been held for more than one year on the date of the sale or other disposition. Capital gains of individuals generally are taxed at lower rates than items of ordinary income. With respect to sales or other dispositions occurring during any taxable year ending before January 1, 2011, the maximum long-term capital gain tax rate for an individual U.S. holder is generally 15%. The deductibility of capital losses is subject to limitations. Deposits and withdrawals of CPOs by a U.S. holder in exchange for ADSs generally will not result in the realization of gain or loss for U.S. federal income tax purposes. Gain or loss recognized by a U.S. holder on a sale or other disposition of ADSs generally will be treated as gain or loss from sources within the United States for United States foreign tax credit purposes.
     The rules governing foreign tax credits are complex and U.S. holders should consult their own tax advisors regarding the application of these rules in their particular circumstances.
     PFIC — We believe that we were not a PFIC for United States federal income tax purposes for the 2009 taxable year and we do not anticipate being a PFIC for the 2010 taxable year. However, because PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time (including certain equity investments of less than 25 percent) and because the characterization of certain income and assets is uncertain under the PFIC rules, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. holder held ADSs, certain adverse consequences could apply to such U.S. holder.
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
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
     The following information includes “forward-looking statements” that involve risk and uncertainties. Actual results could differ from those presented. All information below is presented under IFRS as of December 31, 2009, in U.S. dollars.
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
     At December 31, 2009 and 2008, the Company had monetary assets and liabilities denominated in currencies other than the United States dollar as follows:

	December 31,
	(in thousands of Dollars)
	2009	2008
Assets	$111,035	$164,732
Liabilities	(761,310)	(697,776)

	$(650,275)	$(533,044)

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

	Breakdown of Fixed and Variable Rates of Financial Obligations(1)
	Expected Maturity
Liabilities	2010	2011	2012	2013	Thereafter	Total	Fair Value
			(in thousands of Dollars)
Long-Term Debt
Fixed Rate	$16,330	$17,516	$10,180	$8,633	$32,174	$84,833	$84,833
Average Interest Rate	9.33%	9.11%	8.58%	8.30%	7.90%	8.82%		**
Variable Rate	$3,975	$1,356	$1,356	$1,356	$725,619	$733,660	$733,660
Average Interest Rate	7.17%	7.15%	7.15%	7.14%	7.13%	7.15%		**

(1)	Information as of December 31, 2009

**	Not applicable
     From time to time, we use derivative financial instruments such as interest rate cap transactions for hedging purposes in order to reduce our exposure to increases in interest rates
     On July 19, 2007, the Company entered into a three-year interest cap transaction with Banco Santander, S.A. in an amount of Ps. 3.00 billion to hedge against fluctuations in the TIIE rates in Mexico. This contract was entered into in connection with the first tranche of the Trust Certificates Program.
     On April 30, 2008, the Company entered into a three-year interest cap transaction with Banco Santander, S.A. in an amount of Ps. 1.55 billion to hedge against fluctuations in the TIIE rates in Mexico. This contract was entered into in connection with the second tranche of the Trust Certificates Program.
     On July 3, 2008, the Company entered into a three-year interest cap transaction with Banamex, S.A. in an amount of Ps. 4.39 billion to hedge against fluctuations in the TIIE rates in Mexico. This contract was entered into in connection with the third tranche of the Trust Certificates Program.
     On March 2009, the Company entered into a one-year interest cap transaction with Banamex, S.A. in an amount of Ps. 2.84 billion to hedge against fluctuations in the TIIE rates in Mexico. This contract was entered into in connection with the first tranche of the Trust Certificates Program, extending the hedge for an additional year.
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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
American Depositary Shares
     The Bank of New York Mellon, the depositary, collects its fees for delivery and surrender of ADSs directly from investors depositing CPOs or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons depositing or withdrawing CPOs must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of CPOs or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.02 (or less) per ADS	• Any cash distribution to ADS registered holders

$.02 (or less) per ADSs per calendar year	• Depositary services

A fee equivalent to the fee that would be payable if securities distributed to holders had been CPOs and the CPOs had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders

Registration or transfer fees	• Transfer and registration of CPOs on the register to or from the name of the depositary or its agent when a holder deposits or withdraws CPOs

Expenses of the depositary	• Cable, telex and facsimile transmissions as expressly provided in the deposit agreement

• Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or CPO underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary
Fees payable by the depositary
     The depositary has agreed to reimburse us for expenses we incur in connection with the establishment of the ADS facility, including legal fees, fees due to the previous depositary, investor relations expenses and other facility-related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. The depositary has also agreed to pay its standard out-of-pocket administrative, maintenance and shareholder services expenses for the ADSs. Such expenses include the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationary, postage, facsimile and telephone calls, and certain investor relationship programs or special investor relations promotional services. We did not receive any reimbursements from the depositary during the fiscal year ended December 31, 2009.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
     See Item 4. “Information on the Company — Organizational Structure — Reclassification of Series A and Series L Shares.”
ITEM 15. CONTROLS AND PROCEDURES
     (a) Disclose Controls and Procedures.
     The Company has evaluated, under the supervision and with the participation of management, including the Company’s Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2009. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer each concluded that, as of the end of the 2009 fiscal year, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in its reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported as and when required by the Securities and Exchange Commission’s applicable rules and forms, and is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
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
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedure may deteriorate. The Company, with the participation of its Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009. In making its assessment of internal control over financial reporting, management used the criteria set forth by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission in Internal Control — Integrated Framework.

     As a result of this assessment, the Company’s management has determined that the Company’s internal control over financial reporting was effective as of December 31, 2009.
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
     We have audited Grupo TMM, S.A.B.’s (Grupo TMM) (a Mexican Corporation) internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Grupo TMM’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Grupo TMM’s internal control over financial reporting based on our audit.
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
     In our opinion, Grupo TMM maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by COSO.
     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Grupo TMM, S.A.B. and subsidiaries, as of December 31, 2007, 2008 and 2009, and the related consolidated statements of operations, comprehensive income

(loss), changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2009, and our report dated June 29, 2010 expressed an unqualified opinion on those financial statements.
     SALLES, SAINZ – GRANT THORNTON, S.C.
     Mexico City, Mexico
     June 29, 2010
     (d) Changes in internal control over financial reporting.
     As required by Rule 13a-15(d), under the Exchange Act, our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of our internal control over financial reporting to determine whether any change occurred during the period covered since the last report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Based on this evaluation, it has been determined that there has been no change during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
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
     We last updated our Code of Ethics in October 2008. We have not granted any waivers to any provision of our Code of Ethics to any officer, employee or member of the Audit or Corporate Practices Committee during the Company’s fiscal year ended December 31, 2009.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
     The following table reflects our principal accounting fees and services for the years 2009 and 2008:
GRUPO TMM, S. A. B.
Summary of Auditors’ Payments
(in thousands of Dollars)

	As of December 31,
	2009	2008
Audit Fees(a)	$824.8	$1,051.0
Audit-Related Fees	167.6	171,9
Tax Fees(b)	—	2.0
All Other Fees	—	—

Total(c)	$992.4	$1,224.9

(a)	Audit Fees—Fees relate to the review of our Annual Financial Statements and Annual Report filed with the SEC and review of other SEC filings.

(b)	Tax Fees—Fees relate to specific tax issues, in compliance with the applicable tax laws in Mexico.

(c)	Total does not include Mexican tax (“Impuesto al Valor Agregado” or “IVA”).
     The Company’s Audit Committee pre-approves all fees for the services provided by the independent auditors, including the fees for 2008 and 2009 in accordance with the Company’s policies and procedures.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
     Not applicable.
ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
     None.
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
     None.
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

Our current Board of Directors consists of twelve directors and one alternate director. Six of our directors are independent directors within the meaning of the Mexican Securities Law.

Executive Sessions. Non-management directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year.	There is no similar requirement under our Bylaws. However, the Mexican Securities Law provides that the Audit and Corporate Practices Committee, within its audit functions, must meet regularly with directors.

Audit committee. Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the more stringent requirements under the NYSE standards is required.	We have an Audit and Corporate Practices Committee composed of four independent directors, one of whom has accounting and related financial management expertise in compliance with NYSE standards and Mexican Securities Law.

NYSE Standards	Our Corporate Governance Practices
Nominating/corporate governance committee. Nominating/corporate governance committee of independent directors is required.	Our Audit and Corporate Practices Committee is composed of four independent directors and carries out the functions of the nominating/corporate governance committee.

Compensation committee. Compensation committee of independent directors is required, which must approve executive officer compensation.	Our Compensation Committee is composed of the same members as our Audit and Corporate Practices Committee and is responsible for evaluating and approving executive officer’s compensation.

Equity compensation plans. Equity compensation plans require shareholder approval, subject to limited exemptions.	We are not required under Mexican law to obtain shareholder approval for equity compensation plans. Our Board of Directors is required to approve the Company’s policies with respect to such compensation plans.

Code of Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers.	We have adopted a code of ethics in alignment with U.S. standards, which has been accepted by all of our directors and executive officers and other personnel. We are required by Item 16B of this Form 20-F to disclose any waivers granted to our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions.
PART III
ITEM 17. FINANCIAL STATEMENTS
     Not applicable.
ITEM 18. FINANCIAL STATEMENTS
     The following financial statements are filed as part of this Annual Report on Form 20-F.

ITEM 19. EXHIBITS
     Documents filed as exhibits to this Annual Report:

Exhibit
No.	Exhibit
1.1*	Amended and Restated Bylaws of Grupo TMM, S.A.B., as registered with the Public Registry of Commerce on January 15, 2010, together with an English translation.

2.1	Specimen Ordinary Participation Certificate, together with an English translation (incorporated herein by reference to Exhibit 4.1 of the Registration Statement on Form F-1 — Registration No. 33-47334).

2.2	Form of Amended and Restated Deposit Agreement (the “Deposit Agreement”) among the Company, The Bank of New York Mellon, as depositary and all owners and holders of American Depositary Shares (incorporated by reference to Exhibit 1 of the Company’s Registration Statement on Form F-6 — Registration No. 333-163562).

2.3	Trust Agreement, dated November 24, 1989 (the “CPO Trust Agreement”), between Nacional Financiera, S.N.C., as grantor, and as CPO Trustee, together with an English translation (incorporated herein by reference to Exhibit 2 of the Company’s Registration Statement on Form F-6 — Registration No. 333-163562).

2.4	Public Deed, dated January 28, 1992, together with an English translation (incorporated herein by reference to Exhibit 4.5 of the Registration Statement on Form F-1 — Registration No. 33-47334).

4.1*	Certificate Purchase Agreement, dated December 18, 2009, between the Company and Vex Asesores Corporativos, S.A.P.I. de C.V., together with an English translation.

6.1*	Computation of earnings per share under IFRS.

7.1*	Computation of ratio of earnings to fixed charge under IFRS.

8.1*	List of Main Subsidiaries.

12.1*	Section 302 Certification of Chief Executive Officer.

12.2*	Section 302 Certification of Chief Financial Officer.

13.1*	Section 906 Certification of Chief Executive Officer.

13.2*	Section 906 Certification of Chief Financial Officer.

*	Filed herewith.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRUPO TMM, S.A.B.
By:	/s/ Carlos Pedro Aguilar Mendez
Carlos Pedro Aguilar Mendez
Chief Financial Officer

Date: June 30, 2010

Consolidated Financial Statements,
Report of Independent Registered Public Accounting Firm
Grupo TMM, S.A.B. and Subsidiaries
December 31, 2007, 2008 and 2009

GRUPO TMM, S.A.B. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of
Grupo TMM, S.A.B.
     We have audited the accompanying consolidated statements of financial position of Grupo TMM, S.A.B and subsidiaries (“Grupo TMM” or the “Company”), as of December 31, 2008 and 2009, and the related consolidated statements of operations, comprehensive (loss) income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2009, all expressed in U.S. dollars. These consolidated financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
     In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of Grupo TMM as of December 31, 2008 and 2009, and the consolidated results of their operations, comprehensive income (loss) and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.
     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) Grupo TMM’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 29, 2010 expressed an unqualified opinion on the consolidated business internal control over financial reporting.
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
SALLES, SAINZ – GRANT THORNTON, S.C.
Mexico City, Mexico
June 29, 2010

Consolidated Statements of Financial Position
December 31, 2008 and 2009
(amounts in thousands of US dollars)

	2008	2009
Assets
Current
Cash and cash equivalents	$39,907	$20,018
Restricted cash (Notes 14 and 15)	128,540	64,226
Accounts receivable – Net of provision for impairment of $4,001 in 2008 and $5,202 in 2009	56,548	47,553
Related parties (Note 16)	28	29
Tax credits (Note 5)	5,793	7,132
Other accounts receivable – Net (Note 6)	17,929	24,724
Materials and supplies	8,117	8,578
Other current assets (Note 7)	3,536	1,356

Total current assets	260,398	173,616

Concession rights – net (Note 8)	3,391	3,120
Property, machinery, and equipment – Net (Note 9)	687,740	688,428
Prepaid expenses and other (Note 10)	5,927	10,817
Investments in associates (Note 11)	4,022	3,570
Intangible assets (Note 12)	29,256	25,713
Deferred income taxes (Note 22)	97,276	97,274

Total assets	$1,088,010	$1,002,538

Liabilities and stockholders’ equity
Current liabilities:
Current portion of long- term debt (Notes 13 and15)	$21,062	$16,043
Suppliers	33,039	27,957
Accounts payable and accrued expenses (Note 17)	38,828	44,186
Obligations from sale of receivables (Note14)	14,976	7,869

Total current liabilities	107,905	96,055

Long-term debt (Notes 13 and 15)	680,404	748,494
Dividends payable	9,803	9,803
Employee obligations (Note 24)	13,301	11,947
Obligations from sale of receivables (Note 14)	101,030	12,047
Other long-term liabilities (Note 18)	4,384	4,384

Total non-current liabilities	808,922	786,675

Total liabilities	916,827	882,730

Stockholders’ equity (Note 19):
Equity capital, 103,760,541 shares authorized and issued	117,751	158,931
Treasury shares (1,736,100 shares)	(3,691)	(3,691)
Statutory reserve	15,554	15,554
Accrued earnings (deficit)	61,033	(35,529)
Capital premium	5,528	5,528
Initial cumulative translation loss	(17,757)	(17,757)
Translation balance (Note 3)	(13,312)	(10,489)

	165,106	112,547
Non-controlling interest (Note 3s)	6,077	7,261

Total stockholders’ equity	171,183	119,808

Total liabilities and stockholders’ equity	$1,088,010	$1,002,538

The accompanying notes are an integral part of these consolidated statements of financial position.

Consolidated Statements of Operations
Years ended December 31, 2007, 2008, and 2009
(amounts in thousands of US dollars, except per share amounts)

	2007	2008	2009
Transportation revenues	$303,256	$362,955	$308,394

Costs and expenses:
Salaries, wages, and employee benefits	80,878	105,850	79,470
Leases and other rents	84,131	99,265	67,431
Purchased services	50,561	52,230	46,082
Fuel, materials, and supplies	25,118	39,631	30,441
Other costs and expenses	13,219	23,624	12,961
Depreciation and amortization	25,652	31,119	42,493

	279,559	351,719	278,878

Income on transportation	23,697	11,236	29,516

Other (expense) income – Net (Note 20)	(4,356)	8,656	(5,745)

Operating income	19,341	19,892	23,771

Interest income	5,647	13,123	7,410
Interest expense	55,616	82,986	95,051
Gain (loss) on exchange – Net (Note 21)	1,435	145,505	(30,713)

Comprehensive financing cost	(48,534)	75,642	(118,354)

(Loss) Income before taxes	(29,193)	95,534	(94,583)

Benefit (provision) from income taxes (Note 22)	844	(20,094)	(1,087)

(Loss) Income before discontinued operations for the year	(28,349)	75,440	(95,670)

(Loss) from discontinued operations for the year	(38,563)	—	—

Net (loss) income for the year	$(66,912)	$75,440	$(95,670)

Attributable to:
Non-controlling interest	160	507	1,380

Grupo TMM, S.A.B. Stockholders	$(67,072)	$74,933	$(97,050)

(Loss) income from continuing operations for the year, per share	$(0.498)	$1.343	$(1.682)

(Loss) income from discontinued operations for the year, per share	$(0.677)	$—	$—

Net (loss) income for the year, per share (Note 25), attributable to Grupo TMM, S.A.B. Stockholders	$(1.177)	$1.334	$(1.706)

Weighted average of shares outstanding (thousands)	56,962	56,189	56,894

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive (Loss) Income
Years ended December 31, 2007, 2008, and 2009
(amounts in thousands of US dollars)

	2007	2008	2009
Net (loss) profit for the year	$(66,912)	$75,440	$(95,670)

Other (loss) profit entries:

Stock repurchase	(6)	1,396	—

Translation balance	(1,090)	(11,049)	2,823

Provision for employee benefit	(1,477)	(3,870)	488

Spin off and sale of subsidiaries	—	(2,229)	—

Other comprehensive results for the year, net of taxes	(2,573)	(15,752)	3,311

Total (loss) profit for the year	$(69,485)	$59,688	$(92,359)

Attributable to:
Non-controlling interest	160	507	1,380
Grupo TMM, S.A.B. Stockholders	(69,645)	59,181	(93,739)

	$(69,485)	$59,688	$(92,359)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Stockholders’ Equity
Years ended December 31, 2007, 2008, and 2009
(amounts in thousands of US dollars, except number of shares)

					Initial
	Number of shares		Retained		cumulative			Total
	issued and	Common	earnings	Capital	translation		Non-controllling	stockholder
	outstanding	stock	(deficit)	premium	loss	Subtotal	interest	equity
Balances as of January 1, 2007	56,963,137	$121,158	$73,739	$5,528	$(17,757)	$182,668	$8,676	$191,344
Purchase of treasury shares on December 14, 2007	(30,000)	(64)	(6)	—	—	(70)	—	(70)
Translation adjustment		—	(1,090)	—	—	(1,090)	7	(1,083)
Provision for employee benefit		—	(1,477)	—	—	(1,477)	—	(1,477)

Other comprehensive income (loss) for the year		—	(2,573)	—	—	—	—
Dividends paid to minority stockholders		—	—	—	—	—	(2,450)	(2,450)
Reduction of capital in subsidiaries		—	—	—	—	—	(490)	(490)
Net loss for the year		—	(67,072)	—	—	(67,072)	160	(66,912)

Total comprehensive loss for the year			(69,645)

Balances as of December 31, 2007	56,933,137	121,094	4,094	5,528	(17,757)	112,959	5,903	118,862

Purchase of treasury shares during 2008	(1,706,100)	(3,627)	1,396	—	—	(2,231)	—	(2,231)
Translation adjustment		—	(11,049)	—	—	(11,049)	—	(11,049)
Provision for employee benefit		—	(3,870)	—	—	(3,870)	—	(3,870)

Other comprehensive income (loss) for the year		—	(13,523)	—	—	—	—	—
Reduction of capital in subsidiaries		—	—	—	—	—	(333)	(333)
Spin off and sale of subsidiaries		(3,407)	(2,229)	—	—	(5,636)	—	(5,636)
Net profit for the year		—	74,933	—	—	74,933	507	75,440

Total comprehensive income for the year			59,181

Balances as of December 31, 2008	55,227,037	114,060	63,275	5,528	(17,757)	165,106	6,077	171,183

Proceeds from capital increase	46,797,404	$41,180	—	—	—	$41,180	—	$41,180
Translation adjustment		—	2,823	—	—	2,823	—	2,823
Provision for employee benefit		—	488	—	—	488	—	488

Other comprehensive income (loss) for the year			3,311
Reduction of capital in subsidiaries		—	—	—	—	—	(196)	(196)
Net loss for the year		—	(97,050)	—	—	(97,050)	1,380	(95,670)

Total comprehensive loss for the year			(93,739)

Balances as of December 31, 2009	102,024,441	$155,240	$(30,464)	$5,528	$(17,757)	$112,547	$7,261	$119,808

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
Years ended December 31, 2007, 2008, and 2009
(amounts in thousands of US dollars)

	2007	2008	2009
Cash flows from operating activities:

Net (loss) profit for the year:	$(66,912)	$75,440	$(95,670)
Adjustments to reconcile net loss (profit) to cash provided by (used in) operating activities:
Depreciation and amortization	25,652	31,119	42,493
Other amortizations	3,091	4,144	8,996
(Benefit) provision for taxes	(844)	20,094	1,087
Loss (gain) on sale of property, plant, and equipment -Net	983	(488)	(3,267)
Gain on sale of other subsidiaries	(6,285)	(18,642)	—
Impairment of long-lived assets	—	4,653	3,485
(Profit) loss from discontinued operations for the year	38,563	—	—
Provision for interests on debt	47,132	80,948	81,542
Exchange loss (gain) -Net	(1,435)	(143,530)	27,392
Changes in assets and liabilities:
Restricted cash	(20,553)	(91,027)	64,314
Accounts receivable	(4,213)	(11,736)	8,995
Other accounts receivable and related parties	(5,112)	5,018	(6,796)
Materials, supplies, and inputs	(930)	(1,730)	(461)
Other current assets	(854)	6,513	841
Other accounts payable and cumulative expenses	6,841	(12,581)	(6,440)
Other non-current assets	(15,559)	392	(895)
Long term liabilities	(866)	804	(1,354)

Total adjustments	65,611	(126,049)	219,932

Cash (used in) provided by operating activities	(1,301)	(50,609)	124,262

Cash flows from investment activities:
Sale of property, machinery , and equipment	7,186	2,104	15,784
Acquisition of property, plant, and equipment	(100,740)	(401,820)	(73,456)
Sale of shares of subsidiaries	56,901	14,768	(202)
Acquisition of associate companies	(3,771)	—	—

Cash used in investment activities	(40,424)	(384,948)	(57,874)

Cash flows from financing activities:
Proceeds from financial debt	125,401	539,285	(35,585)
Cash paid from sale of accounts receivable – Net	(88,334)	(29,010)	(56,388)
Dividends paid to minority stockholders	(2,450)	—	—
Dividends from unconsolidated associates	195	1,001	643
Purchase of common stock for treasury	(71)	(2,231)	—

Cash provided by (used in) financing activities	34,741	509,045	(91,330)

Effect on cash from currency fluctuation	—	(48,303)	5,053

Net (decrease) increase in cash and cash equivalents	(6,984)	25,185	(19,889)
Cash and cash equivalents at beginning of the year	21,706	14,722	39,907

Cash and cash equivalents at the end of the year	$14,722	$39,907	$20,018

Supplemental cash disclosures:
Interest paid	$47,684	$56,105	$53,192

Income tax, asset tax, and corporate flat tax paid	$562	$2,262	$3,343

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements
As of December 31, 2007, 2008, and 2009
(Amounts expressed in thousands of U.S. dollars, except shares)
1 The Company:
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
     Grupo TMM’s head office is located at Avenida de la Cúspide N° 4755, Colonia Parques del Pedregal, Delegación Tlalpan, C. P. 14010, México, D. F.
     As of December 31, 2008 and 2009, Grupo TMM owned all shares that comprise the equity capital of the following companies:

	2008	2009

Servicios Corporativos TMM, S.A. de C.V.	100%	100%
Inmobiliaria TMM, S.A. de C.V. and subsidiaries	d) 100%	d) 100%
Operadora Marítima TMM, S.A. de C.V.	100%	100%
Transportación Marítima Mexicana, S.A. de C.V. and subsidiary	a) 100%	a) 100%
TMM Logistics, S.A. de C.V.	100%	100%
Operadora Portuaria de Tuxpan, S.A. de C.V.	100%	100%
Terminal Marítima de Tuxpan, S.A. de C.V.	f) 100%	f) 100%
Transportes Líquidos Mexicanos, LTD	100%	100%
Personal Marítimo, S.A. de C.V.	100%	100%

	2008	2009

TMM Agencias, S.A. de C.V.	100%	100%
Servicios de Logística de México, S.A. de C.V.	100%	100%
Servicios en Operaciones Logísticas, S.A. de C.V.	100%	100%
Lacto Comercial Organizada, S.A. de C.V.	100%	100%
Marmex Marine Mexico, Inc. and subsidiary	100%	100%
Autotransportación y Distribución Logística, S.A. de C.V.	100%	100%
Almacenadora de Depósito Moderno, S. A. de C. V.	100%	100%
Repcorp, S.A. de C.V. and subsidiary	100%	100%
TMM Parcel Tankers, S.A. de C.V.	100%	100%
TMM División Marítima, S.A. de C.V.	c) 100%	c) 100%
TMM Remolcadores, S.A. de C.V.	100%	100%
TMM Flota Marítima, S.A. de C.V.	c) 100%	c) 100%
Inmobiliaria Ikusi, S.A.P.I. de C.V.	100%	100%
Comercializadora y Distribuidora Milgret, S.A.P.I. de C.V.	b) 100%	b )
Ficorsa Corporate Services, S.A.P.I. de C.V.	d) 100%	d) 100%
Sedirsa Promotora, S.A. de C.V.	d) 100%	d) 100%
Northarc Express, S.A. de C.V.	e )	e )
Promotora Satuiza, S.A. de C.V.	f) 100%	f) 100%
Promotora Satco, S.A. de C.V.	f) 100%	f) 100%
TMM New Proyects, S. de R.L. de C.V.	100%	100%
     As of December 31, 2008 and 2009, Grupo TMM holds the percentage of equity interest indicated in the following consolidated subsidiaries:

	2008	2009

Administración Portuaria Integral de Acapulco, S.A. de C.V.	51%	51%
Servicios Administrativos API Acapulco, S.A. de C.V.	51%	51%
Seglo Operaciones Logísticas, S.A. de C.V. (see Note 28)	50%	50%
Seglo Servicios Especializados, S.A. de C.V. (see Note 28)	—	g) 50%
Nicte Inmobiliaria, S.A.P.I. de C.V	99%	99%
Proserpec Servicios Administrativos, S.A.P.I. de C.V.	d) 99%	d) 99%
Servicios Directivos Sedise, S.A.P.I. de C.V.	d) 99%	d) 99%
     The interest percentage held by Grupo TMM as of December 31, 2008 and 2009 in the following associates is shown as follows:

	2008	2009
Seglo, S.A. de C.V. (see Note 28)	39%	39%
Seglo Mexicana, S.A. de C.V. (see Note 28)	—	g) 39%
Procesos Operativos de Materiales, S.A. de C.V. (see Note 28)	39%	39%

a)	On January 31, 2008, Newmarmex, S.A. de C.V. merged with Transportación Marítima Mexicana, S.A. de C.V. (“TMM”), “TMM” being the surviving entity.

b)	On December 13, 2007, the company Comercializadora y Distribuidora Milgret, S.A.P.I. de C.V., whose business activity is the trading of real estate, properties, and property rights, was formed. On December 31, 2009, ten shares were sold to an unrelated party and Grupo TMM no longer holds control of this company.

c)	On June 15, 2008, TMM Flota Marítima, S.A. de C.V. merged with TMM División Marítima, S.A. de C.V. with the latter as the surviving entity.

d)	On October 1, 2008, there was a spinoff of Inmobiliaria TMM, S.A. de C.V., forming the following companies in the State of Mexico: Proserpec Servicios Administrativos, S.A.P.I. de C.V., Servicios Directivos Sedise, S.A.P.I. de C.V., Ficorsa Corporate Services S.A.P.I. de C.V., and Sedirsa Promotora S.A. de C.V., whose business activity is to provide personnel and consulting services.

e)	On November 10, 2008, there was a spin off from Grupo TMM of the company Northarc Express, S.A. de C.V., whose business activity is the trading, import and export, representation, procurement, warehousing, distribution, and general sale of all class of industrial technology, technical goods, and products in the general market as permitted by law. This company was sold to an unrelated party on December 30, 2008.

f)	On December 1, 2008, there was a spin off from Terminal Marítima de Tuxpan, S.A. de C.V. of the following companies: Promotora Satuiza, S.A. de C.V. and Promotora Satco, S.A. de C.V., whose business activity is the general trading of industrial technology, technical goods, and products in the general market as permitted by law.

g)	On May 20, 2009, the companies Seglo Servicios Especializados, S.A. de C.V. and Seglo Mexicana, S.A. de C.V. were formed with the corporate purposes of the assembly, sub-assembly, and provision of logistics and consulting services in the areas of materials handling, distribution, deposit, and supply of materials for the automotive industry.
2 Changes in accounting policies and future accounting pronouncements:
     Grupo TMM has adopted the following new interpretations, revisions and amendments to International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), which are relevant to and effective for Grupo TMM’s consolidated financial statements for the annual period beginning January 1, 2009:
IAS 23 Borrowing Costs (Revised 2007)
     Amendments to IFRS 7 Financial Instruments: Disclosures – improving disclosures about financial instruments
     Significant effects on current, prior or future periods arising from the first-time application of these new requirements in respect of presentation, recognition and measurement are described in the following two paragraphs.
IAS 23 Borrowing Costs (Revised) (effective from January 1, 2009)
     The revised standard requires the capitalization of borrowing costs, to the extent they are directly attributable to the acquisition, production or construction of qualifying assets that need a substantial period of time to get ready for their intended use or sale. The Company had already adopted the option of capitalizing borrowing costs related to qualifying assets. The revised standard will have no effect on the Company ´s reported interest expense and capitalized cost in future periods.
Adoption of amendments to IFRS 7 Financial Instruments: Disclosures – improving disclosures about financial instruments
     The amendments require additional disclosures for financial instruments that are measured at fair value in the statement of financial position. These fair value measurements are categorized into a three-level fair value hierarchy, which reflects the extent to which they are based on observable market data. A separate quantitative maturity analysis must be presented for derivative financial liabilities that shows the remaining contractual maturities, where these are essential for an understanding of the timing of cash flows. The adoption of these amendments has no effect on Grupo TMM’s disclosures, in view that there are neither financial instruments measured at fair value nor derivative financial liabilities. A maturity analysis for non-derivative financial liabilities that shows the remaining contractual maturities is presented in Notes 13, 14 and 15. A description of how Grupo TMM manages the liquidity risk inherent in non-derivative financial liabilities is found in Note 27.
     At the date of authorization of these consolidated financial statements, certain new standards, amendments and interpretations to existing standards have been published but are not yet effective, and have not been adopted early by Grupo TMM.
     Management anticipates that all of the pronouncements will be adopted in Grupo TMM’s accounting policies for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to Grupo TMM’s financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements.
IFRS 3 Business Combinations (Revised 2008) (effective from July 1, 2009)
     The standard is applicable for business combinations occurring in reporting periods beginning on or after 1 July 2009 and will be applied prospectively. The new standard introduces changes to the accounting requirements for business combinations, but still requires use of the purchase method, and will have a significant effect on business combinations occurring in future reporting periods.
IAS 27 Consolidated and Separate Financial Statements (Revised 2008) (effective from July 1, 2009)
     The revised standard introduces changes to the accounting requirements for the loss of control of a subsidiary and for changes in the Group’s interest in subsidiaries. These changes will be applied prospectively in accordance with the transitional provisions and so do not have an immediate effect on Grupo TMM’s financial statements.
Annual Improvements 2009 (effective from July 1, 2009 and later)
     The IASB has issued Improvements for International Financial Reporting Standards 2009. Most of these amendments become effective in annual periods beginning on or after July 1, 2009 or January 1, 2010. The Company expects the amendments to IAS 17 Leases to be relevant to Grupo TMM’s accounting policies. Prior to the amendment IAS 17 generally required a lease of land to be classified as an operating lease. The amendment now requires that leases of land are classified as finance or operating applying the general principles of IAS 17. The Company will need to reassess the classification of the land elements of its unexpired leases at January 1, 2010 on the basis of information existing at the inception of those leases. Any newly classified finance leases are recognized retrospectively. Preliminary assessments indicate that the effect on Grupo TMM’s financial statements will not be significant.
IFRS 9 Financial Instruments (effective from January 1, 2013)
     The IASB aims to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety by the end of 2010, with the replacement standard to be effective for annual periods beginning January 1, 2013. IFRS 9 is the first part of Phase 1 of this project. The main phases are:
     Phase 1: Classification and Measurement
     Phase 2: Impairment methodology
     Phase 3: Hedge accounting
     In addition, a separate project is dealing with derecognition.
     Management have yet to assess the impact that this amendment is likely to have on the financial statements of Grupo TMM. However, they do not expect to implement the amendments until all chapters of the IAS 39 replacement have been published and they can comprehensively assess the impact of all changes.
     Annual Improvements 2010 (effective from July 1, 2010/January 1, 2011) On May 6, 2010, the IASB issued Improvements for International Financial Reporting Standards 2010 which makes minor amendments to nine IFRSs, and most of them become effective in annual periods beginning on or after July 1, 2010 or January 1, 2011. Preliminary assessments indicate that the effect on Grupo TMM’s financial statements will not be significant.

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
     These consolidated financial statements have been approved by the Board of Directors of the Company on April 22, 2010.
     The most significant accounting policies followed by the Company, are as follows:
a. Presentation of financial statements-
     The consolidated financial statements are presented in accordance with IAS 1 Presentation of Financial Statements (Revised 2007). Grupo TMM has elected to present the ‘Statement of comprehensive income’ in two statements: the ‘Consolidated Statement of Operations’ and a ‘Consolidated Statement of Comprehensive (Loss) Income ’.
     Two comparative periods are presented for the statement of financial position when the Company: (i) applies an accounting policy retrospectively, (ii) makes a retrospective restatement of items in its financial statements, or (iii) reclassifies items in the financial statements.
b. Consolidation-
     The consolidated financial statements include the accounts of Grupo TMM and those of its subsidiaries. The balances and transactions with subsidiary companies have been eliminated for the purposes of consolidation. Grupo TMM consolidates the companies in which it holds 51% or more direct or indirect interest and/or has control. In the case of jointly controlled investments, Grupo TMM recognizes its interest by proportional consolidation.
Subsidiaries
     Subsidiaries are all entities over which Grupo TMM has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. These subsidiaries would be de-consolidated from the date that control by Grupo TMM ceases.
     The cost of an acquisition is measured as the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest.
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
c. Translation-
     Although Grupo TMM and its subsidiaries are required to maintain its books and records in Mexican pesos (“Ps”) for tax purposes, Grupo TMM and some subsidiaries keep their records in US dollars, this being their operating currency, while other subsidiaries whose operating currency is the peso report their financial information in dollars, as such currency reflects the economic substance of the underlying events and circumstances relevant to the entity.
     Monetary assets and liabilities denominated in Mexican pesos are translated into US dollars using current exchange rates. The difference between the exchange rate on the date of the transaction and the exchange rate on the settlement date, or if not settled the date of the statement of financial position, is included in the statement of operations as a foreign exchange gain/loss. Non-monetary assets or liabilities originally denominated in Mexican pesos are translated into US dollars using the historical exchange rate at the date of the transaction. Capital stock transactions and minority interest are translated at historical rates. Results of operations are mainly translated at the monthly average exchange rates. Depreciation and amortization of non-monetary assets are translated at the historical exchange rate.
d. Cash and cash equivalents-
     Cash equivalents are all investments made with an original maturity of less than three months and are stated at cost plus interest earned.
e. Restricted cash-
     Restricted cash represents the amount required to guarantee payments according to the obligations arising from the debt agreements on the acquisition of vessels and from the sale of receivables and trust certificates (See Notes 13, 14 and 15).
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
     The losses and gains from disposing of assets are determined by the comparison of the resources received with the book value. The losses and gains are recognized in the consolidated statement of operations.

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
k. Goodwill-
     Goodwill represents the excess of the acquisition cost in a business combination over the fair value of the Grupo TMM’s share of the identifiable net assets acquired. Goodwill is carried at cost less accumulated impairment losses. Negative goodwill is recognized immediately after acquisition in the statement of operations.
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
     Deferred tax assets are recognized to the extent that it is probable that future taxable profit against which the temporary differences can be utilized will be available (see Note 22).
     Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.
m. Employees’ statutory profit-sharing-

     The Company determines the employees’ statutory profit sharing at the rate of 10% on taxable income, adjusted as provided for by the Income Tax law. The employees’ statutory profit-sharing liability for the years 2007, 2008, and 2009 is $369, $152, and $139, respectively, among certain Grupo TMM subsidiaries.
n. Loans-
     Loans are recognized initially as the proceeds received, net of transaction costs incurred. Loans are subsequently stated at amortized cost using the effective yield method; any difference between proceeds (net of the minimum transaction costs) and the redemption value is recognized in the consolidated statement of operations over the period of the loans.
o. Labor obligations-
     Seniority premiums, to which employees are entitled after 15 years of service and after having retired at the age of 60, and retirement plan benefits obligations, are expensed in the years in which the services are rendered (see Note 24).
     Other compensation based on length of service to which employees may be entitled to in the event of dismissal, in accordance with the Federal Labor Law, are provided for based on an actuarial computation, in accordance with IAS 19 “Employee Benefits”.
p. Revenue recognition-
     Revenue comprises the fair value of the resources received or receivable for services provided, net of rebates and discounts.
     Revenue from bareboat vessel leasing is recognized monthly according to the number of days elapsed and during the term of the corresponding contract. Revenue from voyages, when their duration is longer than two months, is recognized proportionally as a shipment moves from origin to destination.
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
     Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases are charged to the statement of operations as they become due over the period of the lease.
s. Non-controlling interest-
     Non-controlling interest (formerly called minority interest), represents the percentage of third party interest in the subsidiaries of Grupo TMM.
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
u. Non-current assets available for sale and discontinued operations-
     Non-current assets are classified as assets available for sale and stated at the lower of: a) carrying amount just prior to classification as available for sale, and b) fair value less costs to sell.
     Any loss or gain from the sale of discontinued operations is reported in a single entry on the consolidated statement of operations.
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
x. Obligations from sale of receivables-

     The Company has entered into factoring agreements for the sale of present and future receivables. Proceeds are received when an agreement is made to issue trust certificates based on a pool of collections of receivables that are in turn applied on a scheduled basis as payments of principal and interest. Collection is held by the designated trust and amounts exceeding scheduled payments are reimbursed to the Company. (see Note 14).
y. Reclassifications-
     In 2008, the Company early adopted IAS 1 “Presentation of financial statements” (2007 revised) and consequently it was applied retrospectively (mainly, the presentation of the statement of comprehensive income).
4 Going concern:
     The accompanying financial statements have been prepared in accordance with the International Financial Reporting Standards, which contemplate the continuation of the Company as a going concern. However, the Company has sustained substantial losses from continuing operations in recent years: $28.3 million in 2007; in 2008, the Company’s net income of $75.4 million includes a gain on currency fluctuation of $145.5 million, and for 2009 the Company incurred in a net loss of $95.7 million, which includes a loss on currency fluctuation of $30.7 million. The continuation of the Company as a going concern is dependent upon the Company’s ability to continually meet its financing obligations, comply with its present financing commitments, and the success of its future operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.
     Management has taken the following steps to improve its operating and financial results, which are deemed sufficient in the medium term to enable the Company to remain in operation: a) the acquisition of a new fleet of ships, b) an organizational restructuring to reduce administrative expenses, c) the conclusion of the issuance of Trust Certificates in July 2008 (see Note 15), and d) the restructuring of the Company’s Schedule of obligations on the sale of receivables (see Note 14), which will substantially reduce financial expenses.
5 Taxes receivable:
     Taxes receivable as of December 31, 2008 and 2009 are summarized as follows:

	2008	2009
Income and Value Added Tax recoverable	$4,440	$6,466
Asset tax recoverable	1,300	496
Corporate Flat Tax	—	83
Special tax on production and services	1	44
Other	52	43

	$5,793	$7,132

6 Other accounts receivable:
     Other accounts receivable as of December 31, 2008 and 2009, are summarized as follows:

	2008	2009
Services for port, maritime, and other operations	$11,499	$16,584
Insurance claims	2,718	3,660
Employees	1,173	2,038
Other	2,539	2,442

	$17,929	$24,724

7 Other current assets:
     Other current assets as of December 31, 2008 and 2009 are summarized as follows:

	2008	2009
Prepaid expenses	$2,932	$651
Insurance	393	442
Prepaid insurance premiums	211	263

	$3,536	$1,356

8 Concession rights:
     The Company holds concessions to operate the cruise and vehicle terminal in the Port of Acapulco and the tugboat services in the Port of Manzanillo. The Manzanillo concession was renewed in January 2007 for an additional eight years. Under these concession agreements, the Company has the obligation to keep in good condition the facilities included in the concessions. At the end of the terms of the concession agreements, the concessions’ assets will revert to the Government. Therefore the concession rights and the partial rights concessions provide for rights in favor of the Federal Government (see Note 26).
     The Company has met compliance with its obligation to maintain the concessioner’s facilities in good condition.
     Concession rights as of December 31 2008 and 2009 are summarized as follows:

			Years left to
	2008	2009	amortize
Administración Portuaria Integral de Acapulco (1)	$6,783	$6,783	11
Transportación Marítima Mexicana (see Note 1) (2)	2,170	2,170	—

	8,953	8,953
Accumulated amortization	(5,562)	(5,833)

Concession rights – net	$3,391	$3,120

     The amortization of concession rights was $0.3 million for the years ended December 31, 2008 and 2009.

(1)	Concession expires June 2021.

(2)	Concession expires January 2015. At January 2007, the total value of this concession has been fully amortized.
9 Property, machinery, and equipment, net:
     Property, machinery, and equipment as of December 31, 2008 and 2009 are summarized as follows:

	2008
	Balance at
	the					Balance at	Estimated
	beginning of			Transfers		end of	useful life
	year	Additions	Disposals	and others	Depreciation	year	(years)
Vessels	$234,979	$238,696	$—	$45,822	$19,201	$500,296	25
Dry-docks:
(major vessel repairs)	6,061	6,057	—	(2,676)	4,307	5,135	2.5
Buildings and installations	12,988	49	52	188	1,771	11,402	20 & 25
Warehousing equipment	1,144	3	—	184	256	1,075	10
Computer equipment	384	81	5	90	216	334	3 & 4
Terminal equipment	1,631	467	—	(451)	453	1,194	10
Ground transportation equipment	37,735	2,810	1,559	(1,660)	4,173	33,153	4.5 & 10
Other equipment	1,436	45	—	20	298	1,203

	296,358	248,208	1,616	41,517	30,675	553,792
Land	23,538	176	—	(4,026)	—	19,688
Constructions in progress	31,163	153,436	—	(70,339)	—	114,260

	$351,059	$401,820	$1,616	$(32,848)	$30,675	$687,740

	2009
	Balance at					Balance at	Estimated
	beginning of			Transfers		end of	useful life
	year	Additions	Disposals	and others	Depreciation	year	(years)
Vessels	$500,296	$5,426	$1,077	$34,741	$27,695	$511,691	25
Dry-docks:
(major vessel repairs)	5,135	7,273	—	(1,016)	5,065	6,327	2.5
Buildings and facilities	11,402	3	—	738	1,179	10,964	20 & 25
Warehousing equipment	1,075	—	—	302	283	1,094	10
Computer equipment	334	48	1	745	261	865	3 & 4
Terminal equipment	1,194	7	—	127	443	885	10
Ground transportation equipment	33,153	509	6,003	3,389	3,740	27,308	4.5 & 10
Other equipment	1,203	153	2	90	265	1,179

	553,792	13,419	7,083	39,116	38,931	560,313
Land	19,688	139	196	921	—	20,552
Constructions in progress	114,260	59,898	7,303	(59,292)	—	107,563

	$687,740	$73,456	$14,582	$(19,255)	$38,931	$688,428

     The accumulated depreciation on property, plant, and equipment as of December 31, 2008 and 2009 was $129.8 million and $150.7 million, respectively.
10 Prepaid expenses and other:
     Prepaid expenses as of December 31, 2008 and 2009 are summarized as follows:

	2008	2009
Prepaid expenses	$3,106	$5,967
Other share investments (1)	2,057	2,057
Security deposits	764	2,793

	$5,927	$10,817

(1)	Includes investments in companies where the Company does not have a significant influence or voting rights.
11 Investments in associates:
     Investments held in associates as of December 31, 2008 and 2009 are summarized as follows:

	Percentage of
	interest	2008	2009
Seglo, S.A. de C.V.	39%	$3,969	$3,385
Procesos Operativos de Materiales, S.A. de C.V.	39%	53	(7)
Seglo Mexicana, S.A. de C.V.	39%	—	192

		$4,022	$3,570

12 Intangible assets:
     Intangible assets as of December 31, 2008 and 2009 are summarized as follows:

	2008
	Balance at					Balance at	Estimated
	beginning			Transfers	Amortization /	end of	useful life
	of year	Additions	Disposals	and others	impairment	year	(years)
Software	$393	$304	$—	$(306)	$391	$—	3 & 5
Goodwill(Ademsa) (1)	10,425	—	—	—	—	10,425
Goodwill(ACM) (2)	8,057	10	—	(1,823)	4,653	1,591
Trademarks (3)	9,000	—	—	—	—	9,000
Non-competition rights (4)	10,300	—	—	—	2,060	8,240	5

	$38,175	$314	$—	$(2,129)	$7,104	$29,256

	2009
	Balance at			Transfers		Balance	Estimated
	beginning			and	Amortization /	end of	useful life
	of year	Additions	Disposals	others	impairment	year	(years)
Software	$—	$126	$—	$(18)	$—	$108	3 & 5
Goodwill(Ademsa) (1)	10,425	—	—	—	—	10,425
Goodwill(ACM) (2)	1,591	—	—	1,894	3,485	—
Trademarks (3)	9,000	—	—	—	—	9,000
Non-competition rights(4)	8,240	—	—	—	2,060	6,189	5

	$29,256	$126	$—	$1,876	$5,545	$25,713

(1)	This goodwill arises from the purchase of the Ademsa subsidiary. The value of the intangible asset for customer relations could not be reasonably estimated, therefore it is included in the value for this goodwill.

(2)	The goodwill arises from the purchase of identifiable operating assets for the transportation of automotive vehicles. An impairment for $4.6 million for 2008 and $3.5 million for 2009 was determined based on the result of the calculation of the value in use (based on discounted cash flows and an estimated perpetual value).

(3)	On December 31, 2004, Grupo TMM acquired the Marmex trademark rights from its former partner Seacor Marine International, LLC, for the amount of $9.0 million, which was presented as an item deducting the non-controlling interest amount. Grupo TMM acquired such non-controlling interest and therefore the trademark rights are now classified within Intangible assets.

(4)	A stockholder with significant influence in the business decision making of Grupo TMM decided to sell her interest. In view that this individual also had knowledge of business plans, market condition, as well as relationships with customers and vendors of Grupo TMM, the Board of Directors approved the Company on November 20, 2007, to enter into a non competition agreement for a 5 year period with this individual; this agreement provides for a penalty of $14.3 million in the event of non-compliance.
13 Financing:
     The total debt as of December 31, 2008 and 2009 is summarized as follows:

	2008	2009
Short term debt:
DVB Bank America (1)	$5,750	$4,834
DC Automotriz Servicios (2)	2,210	3,306
DEG-Deutsche Investition (4)	—	1,700
Banco Mercantil del Norte (8)	—	1,309
Natixis (5)	992	992
Pure Leasing (6)	—	401
Santander Serfin, S.A.(3)	508	—
HSBC, S.A. (3)	436	—
Interest payable	11,166	3,613
Transaction cost	—	(112)

	$21,062	$16,043

Long term debt:
Trust Certificates Program (See note 15)	$615,610	$677,520
DVB Bank America (1)	35,641	31,355
Bancomext, S.N.C. (7)	—	14,770
Natixis (5)	9,766	8,839
DC Automotriz Servicios (2)	10,887	7,772
DEG-Deutsche Investition (4)	8,500	6,800
Pure Leasing (6)	—	1,438

	$680,404	$748,494

(1)	In May and June 2007, Grupo TMM entered into two lines of credit with DVB Bank America to acquire two chemical vessels (Maya and Olmeca); the first one, with a loan facility for $25.0 million, with an average interest rate of 7.42%, the senior note with a fixed rate of 6.88%, and the junior note with a fix rate of 11.365%, and the second vessel loan facility for the amount of $27.5 million, with an average interest rate of 7.78%, the senior note with a fixed rate of 7.21%, and the junior note with a fixed interest rate of 11.07025%. Both loans are payable in monthly installments of principal and interest, maturing May 25, 2017, and June 19, 2017, respectively. Both facilities were contracted through the Company’s subsidiary TMM Parcel Tankers.

(2)	On July 19, 2007, the Company entered into a loan facility in Mexican pesos as part of the Forced Assignment of Rights Agreement entered into with DC Automotriz Servicios S. de R.L. de C.V. (now Daimler Financial Services México, S. de R.L. de C.V. “Daimler”) for the acquisition of automotive transportation assets for approximately $9.5 million, ($123.7 million pesos) at a variable rate of the 91-day TIIE rate plus 200 basis points, through its subsidiary Lacto Comercial Organizada, S.A. de C.V. (“Lacorsa”); payment of which is made through 84 consecutive monthly payments on the principal plus interests on outstanding balances, commencing January 2008 and maturing in December 2014.

On June 4, 2008, the Company entered in a loan facility in Mexican pesos with “Daimler” for the acquisition of 31 transportation units for approximately $1.5 million ($19.8 million pesos) at a fixed rate of 12.85%, through its subsidiary “Lacorsa”; payment for which is made on 60 consecutive monthly payments on the principal plus interests on outstanding balances, maturing in June 2013.

On September 26, 2008, the Company entered into a loan facility in Mexican pesos with “Daimler” for the acquisition of 8 transportation units for approximately $0.4 million ($5.2 million pesos) at a fixed rate of 13.56%, through its subsidiary “Lacorsa”; payment for which is made on 60 consecutive monthly payments on the principal plus interests on outstanding balances, maturing in September 2013.

On October 31, 2008, the Company entered into a loan facility in Mexican pesos with “Daimler” for the acquisition of 30 transportation units for approximately $2.5 million ($33.1 million pesos) at a fixed rate of 13.56%, through its subsidiary “Lacorsa”; payment for which is made on 60 consecutive monthly payments on the principal plus interests on outstanding balances, maturing in October 2013.

On November 3, 2008, the Company entered into a loan facility in Mexican pesos with “Daimler” for the acquisition of 15 transportation units (refuelers) for approximately $1.4 million ($18.4 million pesos) at a fixed rate of 13.56%, through its subsidiary “Lacorsa”; payment for which is made on 60 consecutive monthly payments on the principal plus interests on outstanding balances, maturing in November 2013.

In August, 2009, an agreement was reached with “Daimler” for satisfaction through equipment, with which approximately $3.0 million ($39.4 million pesos) was prepaid.

(3)	In December 2006, Grupo TMM acquired the company Almacenadora de Depósito Moderno, S.A. de C.V. “Ademsa”. This company holds lines of credit with the following characteristics and conditions: the first for approximately $230,000 ($3.0 million pesos), through a line of credit with BBVA-Bancomer, for working capital and / or current accounts, with principal repayment at maturity and monthly interest payments at the 28-day TIIE plus 350 basis points and maturing April 21, 2010, there is no balance on this line of credit as of December 31, 2009; the second through a line of credit with Santander-Serfín for approximately $690,000 ($9.0 million pesos), for working capital and / or current accounts, with principal repayment at maturity and monthly interest payments at the fixed rate of 11.25% and maturing June 20, 2010, there is no balance on this line of credit as of December 31, 2009; and, the third for approximately $460,000 ($6.0 million pesos) through a line of credit with HSBC, for working capital and / or current accounts with principal repayment at maturity and monthly interest payments at the 28-day TIIE 8.366% and maturing December 5, 2010, there is no balance on this line of credit as of December 31, 2009.

(4)	On January 11, 2008, Grupo TMM entered into a loan facility listed in dollars to refinance the purchase of “Ademsa” for $8.5 million (approximately $110.9 million pesos), at a fixed rate of 8.01%, payment on which is to be made in 14 consecutive semiannual payments on principal plus interests on outstanding balances, with a two year grace period on the principal and maturing in July 2014.

(5)	In January 2008, the Company entered into a loan facility in dollars, through its subsidiary TMM Remolcadores, S.A. de C.V., to finance the purchase of two tugboats (TMM Tepalcates and TMM

Cuyutlán) for $11.9 million (approximately $155.2 million pesos), at a fixed rate of 6.35%, with quarterly payments on principal and interests on outstanding balances, and maturing in January 2015. The Company established a Trust for this loan facility, securing the vessels as collateral.

(6)	In September 2009, the Company secured with Pure Leasing, S.A. de C.V. through its subsidiary TMM Logistics, S.A. de C.V., a line of credit in Mexican pesos for working capital and/or current accounts for approximately $2.0 million ($26.2 million pesos) at a fixed rate of 14.25% with monthly payments on principal and interest on outstanding balances, maturing in September 2014.

(7)	In June 2009, the Company secured with Banco Nacional de Comercio Exterior, S.N.C., Institución de Banca de Desarrollo, through its subsidiary TMM División Marítima, S.A. de C.V., a line of credit in dollars for working capital and/or current accounts for $25.0 million (approximately $326.1 million pesos) at a variable rate, maturing in June 2015, monthly interest payments on outstanding balances and principal at maturity, drawing both dollars and pesos with the possibility of making prepayments on principal without penalty.

In July 2009, a first draw was made on the line of credit for $6.9 million (approximately $90.0 million pesos) at a variable rate of the 30-day Libor plus 600 basis points, with monthly interest payments. As of December 31, 2009, the effective rate for this draw on the line of credit was 6.23% with an outstanding balance of $3.9 million (approximately $50.9 million pesos).

In November 2009, a second draw was made on the line of credit for approximately $10.2 million ($132.9 million pesos) at a variable rate of the 28-day TIIE plus 400 basis points, with monthly interest payments. As of December 31, 2009, the effective rate for this draw on the line of credit was 8.91% with an outstanding balance of approximately $10.2 million ($132.9 million pesos).

In December 2009, a third draw was made on the line of credit for approximately $0.9 million ($11.9 million pesos) at a variable rate of the 28-day TIIE plus 400 basis points, with monthly interest payments. As of December 31, 2009, the effective rate for this draw on the line of credit was 8.91% with an outstanding balance of approximately $0.9 million ($11.9 million pesos).

(8)	In November 2009, the Company secured with Banco Mercantil del Norte, S.A., Institución de Banca Múltiple, through its subsidiary Ficorsa Corporate Services, S.A.P.I de C.V., a line of credit in Mexican pesos for working capital (portion B) and issuance of letters of credit (portion A) for a total of approximately $16.5 million ($215.0 million pesos), maturing in November 2012, at a variable rate with monthly interest payments on outstanding balances and principal at different terms, with the possibility of making prepayments on principal without penalty.

In December 2009, a first draw was made on portion B of the line of credit for approximately $1.3 million ($17.1 million pesos) at a variable rate of the 28-day TIIE plus 4.00%, with monthly interest payments. As of December 31, 2009, the effective rate on this draw on the line of credit was 4.93% with an outstanding balance of approximately $1.3 million ($17.1 million pesos).

Also in December 2009, a first draw was made on portion A of the line of credit for the issue of a letter of credit for $1.9 million (approximately $25.3 million pesos) maturing February 11, 2010. The issuance of this letter of credit does not create any payment obligation for the borrower until the holder of the documents presents this for enforcement, therefore no balance or effective rate for this portion of the line of credit is reported as of December 31, 2009.

Covenants-
     The agreements related to the abovementioned loans contemplate certain covenants including the observance of certain financial ratios, and restrictions on dividend payments and sales of assets, among others. Grupo TMM and its subsidiaries were in compliance with these covenants and restrictions as of December 31, 2008 and 2009.
     The interest expense on bank loans was approximately $2.4, $5.7 and $6.3 million ($30.1, $74.1 and $82.1 million pesos) for the periods ended December 31, 2007, 2008 and 2009, respectively.
     Maturity of long-term bank loans as of December 31, 2008 and 2009 is as follows (book value amounts):

	2008	2009
Maturity	Loans - net	Loans - net
2009	$9,896	$—
2010	9,384	9,335
2011	9,108	8,974
2012	9,019	7,978
2013 and thereafter	642,997	722,207

	$680,404	$748,494

     A summary of the estimated fair values of the Company’s debt as of December 31, 2008 and 2009 is shown following:

	2008		2009
	Book	Fair	Book	Fair
	value	value	value	value
Short-term debt:
Fixed-rate	$7,667	$7,667	$8,567	$8,567
Variable-rate	2,229	2,229	3,975	3,975
Transaction costs	—	—	(112)	—
Interest payable	11,166	—	3,613	—

	$21,062	$9,896	$16,043	$12,542

	Book	Fair	Book	Fair
	value	value	value	value
Long-term debt:
Fixed-rate	$697,085	$697,085	$61,315	$761,315
Variable-rate	6,419	6,419	20,463	20,463
Transaction costs		—	(35,972)	—
Interest payable	15,662	—	2,688	—

	$680,404	$703,504	$748,494	$781,778

14 Obligations from sale of receivables:
     Under its factoring program, the Company and certain of its subsidiaries sold present and future accounts receivable to an independent trust, which in turn issued certificates to investors (“Certificates”). For accounting purposes, the factoring represents the total amount in US dollars for future services to be provided to customers according to the factoring.
     On September 25, 2006 the Company finalized a Factoring program for $200 million (approximately $2,608.7 million pesos) with Deutsche Bank, (the “Program”). As of December 31, 2009, the outstanding balance under this

     Program was $24.2 million (approximately $315.7 million pesos) (exclusive of $56.9 million pesos - $4.4 million for the transaction cost and $1.4 million pesos — $0.1 million in interest payable) bearing a fixed interest rate of 12.47% per annum. This Program contemplates restricted cash to secure any potential payment obligation arising from default. The restricted cash balance as of December 31, 2008 and 2009 was $4.7 and $1.1 million, respectively.
     On October 15, 2007, the Company withdrew certificates under this Program for the amount of $50 million (approximately $652.2 million pesos) plus a premium of approximately $52 million ($678.3 million pesos). The resources applied were from the settlement with Kansas City Southern (KCS) (purchaser of the discontinued railroad operation in April 2005), under which KCS paid the Company $54.1 million (approximately $705.1 million pesos) on October 1, 2007. This settlement also meant the cancellation of a portion of the KCS account receivable for $38.6 million reported in the consolidated statements of operations for 2007.
     On December 18, 2009, as part of the restructuring Program, an affiliate company of the Company, VEX Asesores Corporativos, S.A.P.I. de C.V. (“VEX”) purchased certificates with a face value of $86.5 million (approximately $1,128.7 million pesos). VEX is a Mexican company in which Mr. Serrano Segovia (principal stockholder in Grupo TMM and chairman of the board of directors) holds a minority interest, controlling the vote; the remaining stockholdings in VEX are held by related and unrelated investors through non-voting shares (see Note 19).
     In addition, as part of the restructuring, certain conditions of the Program were modified; among others, the Logistics division subsidiaries (TMM Logistics, S.A. de C.V. and Lacto Comercial Organizada, S.A. de C.V.) were released from collateral and consequently the accounts receivable generated by these subsidiaries are no longer included in the factoring surety.
     The obligations from the sale of receivables as of December 31, 2008 and 2009 are summarized as follows:

	2008	2009
2006 Series	$200,000	$200,000
2006 Series — A Restructuring of certificates — B	—	6,000
Payments made	(81,384)	(181,827)

	118,616	24,173
Interest payable	1,063	106
Transaction cost	(3,673)	(4,363)
Current portion	(14,976)	(7,869)

Obligations from the sale of receivables, long term	$101,030	$12,047

     The maturities of the obligations from the sale of receivables as of December 31, 2008 and 2009 are summarized as follows (book value amounts).

	2008	2009
Maturity	Loans-net
2009	$13,908	$—
2010	47,040	7,763
2011	31,408	9,558
2012	26,260	1,450
2013	—	2,434
2014 and thereafter	—	2,968

	$118,616	$24,173

Covenants-
     The agreements related to the abovementioned loans contemplate certain covenants including the observance of certain financial ratios, and restrictions on dividend payments and sales of assets. Grupo TMM and its subsidiaries were in compliance with these covenants and restrictions at December 31, 2009 and 2008.
15 Trust certificates program:
     On July 19, 2007, the Company released its First Tranche for the approximate amount of $230.0 million ($3,000 million Mexican pesos) in Trust Certificates under the Trust Certificate Program for up to approximately $690.0 million ($9,000 million Mexican pesos) (“the Program”) established by the Company. The Trust Certificates corresponding to the First Tranche bear a 20 year term and have an AA (mex) initial credit rating issued by Fitch de Mexico, S.A. de C.V. In November 2009, after reviewing the performance of this First Tranche and also the adverse market conditions and the delay on adding all the vessels to the program, HR de México, S.A. de C.V. gave its credit rating of HR AA.
     The proceeds from this First Tranche were used for the prepayment of various bank loans for $158.3 million (approximately $2,065 million pesos) including capital, interest, and prepayment expenses, and also payment of expenses and commissions related to this First Tranche, and the creation of cash reserves.
     Interests on the First Tranche will be payable semiannually on December 15 and June 15 of the corresponding year, having already contracted a hedging derivative financial instrument (interest rate CAP) which allows for the trust’s maximum payable rate to be 11.50% per annum during the first 4 years of this First Tranche’s maturity.
     The First Tranche represents the total amount in US Dollars for future services to be provided to the Contracting Parties, according to the terms of the Trust Certificate Program. The outstanding balance under this First Tranche as of December 31, 2008 was $206 million ($2,836.7 million pesos) and as of December 31, 2009 is $215 million ($2,802.0 million pesos). This First Tranche observes a cash restriction in order to secure certain operating obligations and potential payment obligations in the event of default. The restricted cash balance as of December 31, 2008 and 2009 was approximately $24.5 and $26.1 million, respectively.
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
     On April 30, 2008, a Second Tranche was released for approximately $118.8 million ($1,550 million pesos) in Trust Certificates, under cover of the Program, just as the First Tranche. The Trust Certificates corresponding to the Second Tranche bear a term of 20 years and have an AA (mex) initial credit rating issued by Fitch de México, S.A. de C.V. In November 2009, after reviewing the performance of this First Tranche and also the adverse market conditions and the delay on adding all the vessels to the program, HR de México, S.A. de C.V. gave its credit rating of HR A+.
     The proceeds from this Second Tranche were used for the prepayment of various bank loans, the funding of reserves for the acquisition of vessels, the payment of expenses and commissions related to the Second Tranche, and the creation of cash reserves.
     Interest deriving from this Second Tranche will be payable semi-annually on September 15 and March 15 of each year, commencing March 15, 2009, having already contracted a hedging derivative financial instrument (interest rate CAP) which allows for the trust’s maximum payable rate to be 11.50% per annum during the first 3 years of the Second Tranche’s maturity.
     The Second Tranche represents the total amount in US dollars for future services to be provided to the Contracting Parties, according to the terms of the Trust Certificate program. The flow balance under this Second Tranche as of December 31, 2008 was approximately $112.5 million ($1,550 million pesos) and as of December 31, 2009 is $129 million ($1,678 million pesos). This Second Tranche, just as the First, observes a cash restriction in order to secure certain operating obligations and potential payment obligations in the event of default. The restricted cash balance as of December 31, 2008 and 2009 was approximately $33.3 and $10.7 million, respectively.
     On July 1, 2008, a Third Tranche was released for approximately $336.6 million ($4,390 million pesos) in Trust Certificates, under cover of the Program, just as the First and Second Tranches. The Trust Certificates corresponding to the Third Tranche bear a term of 20 years and have an AA (mex) credit rating issued by Fitch de México, S.A. de C.V. In November 2009, after reviewing the performance of this First Tranche and also the adverse market conditions and the delay on adding all the vessels to the program, HR de México, S.A. de C.V. gave its credit rating of HR A.
     The product from this Third Tranche was used for the funding of reserves for the acquisition of vessels, the payment of expenses and commissions related to the Third Tranche, and the creation of cash reserves.
     Interest deriving from this Third Tranche will be payable semi-annually on June 15 and December 15 of each year, commencing June 15, 2009, having already contracted a hedging derivative financial instrument (interest rate CAP) which allows for the trust’s maximum payable rate to be 11.50% per annum during the first 3 years of the Third Tranche’s maturity.
     The Third Tranche represents the total amount in US dollars for future services to be provided to the Contracting Parties, according to the terms of the Trust Certificate program. The flow balance under this Third Tranche as of December 31, 2008 was approximately $318.7 million ($4,390 million pesos) and as of December 31, 2009, $366 million ($4,771 million pesos). This Third Tranche, just as the previous, observes a cash restriction in order to secure certain operating obligations and potential payment obligations in the event of default. The restricted cash balance as of December 31, 2008 and 2009 was approximately $66.0 and $26.3 million, respectively.
     The Trust Certificates, as of December 31, 2008 and 2009, are summarized as follows:

	2008	2009
First Tranche	$217,805	$233,061
Second Tranche	112,532	128,674
Third Tranche	318,721	365,729
Payments made	(11,855)	(18,242)

	637,203	709,222
Interest payable	15,662	2,688
Transaction cost	(37,255)	(34,390)

Trust Certificates, long-term	$615,610	$677,520

16 Balances and transactions with related parties:
     The balances and transactions with related parties as of December 31, 2008 and 2009 are summarized as follows:

	2008	2009
Accounts receivable:
Seglo Operaciones Logísticas, S.A. de C.V.	$28	$29

     Seglo Operaciones Logísticas, S.A. de C.V. (Joint investment in the Logistics Division) Company with which Grupo TMM and its subsidiaries conduct supply and logistics operations for the automotive industry, and in which a 50% interest is held.
     The most relevant transactions with related parties at December 2007, 2008, and 2009 are summarized as follows:

	2007	2008	2009

Income:
Management fees (1)	$231	$110	$666

Expenses:
Management expenses (2)	2,723	4,370	2,693

Fees (2)	99	132	116

(1)	Includes principally management consulting fees billed by Servicios Corporativos TMM, S.A. de C.V. and Servicios Directivos Sedise, S.A.P.I de C.V. to Seglo, S.A. de C.V., for $57, $58, and $91 for the years ended December 31, 2007, 2008, and 2009, respectively, and also includes Seglo Operaciones Logísticas, S.A. de C.V. billing to Seglo, S.A. de C.V., as of December 2007, 2008, and 2009 for $84, $52, and $575 respectively.

(2)	Management consulting and goodwill between Seglo, S.A. and Seglo Operaciones Logísticas, S.A. de C.V., in addition to management consulting on recovery of Grupo TMM, S.A.B. expenses from Comercializadora y Distribuidora Milgret, S.A.P.I. de C.V.
     Operations involving executive personnel as of December 31, 2007, 2008, and 2009, include the following expenses:

	2007	2008	2009
Short-term employee benefits
Salaries	$6,365	$4,306	$4,445
Social security costs	83	113	82

	$6,448	$4,419	$4,527

17 Accounts payable and accrued expenses:
     Accounts payable and accumulated expenses as of December 31, 2008 and 2009 are analyzed as follows:

	2008	2009
Taxes payable	$11,732	$14,581
General expenses	15,307	17,318
Operating expenses	6,445	6,325
Salaries and wages	3,138	4,094
Purchased services	2,265	1,661
Other	(59)	207

	$38,828	$44,186

18 Other long-term liabilities:
     Other long-term liabilities as of December 31, 2008 and 2009 are summarized as follows:

	2008	2009
Tax on dividends	$4,384	$4,384

     The declared dividends that gave rise to this tax have not been paid, therefore the tax has not been accrued.
19 Stockholders’ equity:
Capital stock -
     As a result of the repurchase of 1,736,100 shares as of December 31, 2008, the equity capital totals Ps 689,837 (par), is fixed and is comprised of 55,227,037 Series “A” shares, outstanding, registered, without par value, and with voting rights, which may be held by persons or companies of Mexican nationality or Mexican companies that include in their bylaws the exclusion of foreigners clause. Foreigners may acquire shares under the figure of American Depositary Shares.
     Under the resolution adopted at the Extraordinary General Stockholders’ Meeting held December 15, 2009 and with the authorization of the Comisión Nacional Bancaria y de Valores (the Mexican Securities and Exchange Commission), and to culminate the restructuring of the Grupo TMM factoring program, VEX (company formed for this purpose and related to Grupo TMM) subscribed $41.182 million at a price of US $0.88 per share (equal to US $4.4 for ADR) represented by 46,797,404 common, registered shares, without par value, paying the abovementioned subscription price, through the capitalization of the Grupo TMM liability. The subscription price was 10% higher than the ADR close price on January 5, 2010.
     As a result of the foregoing, the subscribed and paid capital increase was of Ps 532,174 to reach a total of Ps 1,200,677 with 102,024,441 shares outstanding as of December 31, 2009.
Dividends -
     Dividends paid that are charged to previously taxed accumulated earnings are not subject to income tax. Dividends paid in excess of the net tax profit account (CUFIN) amounting to $62.4 million ($814.6 million pesos) as of December 31, 2009, are subject to a tax equivalent to 38.89% on payment. The tax is payable by the Company and may be credited against its income tax in the same year or the following two years.
     In the event of a capital reduction, any excess of stockholders’ equity over capital contributions will be treated as dividends, in accordance with the provisions of the Income Tax Law.
Retained earnings (deficit) -
     The balance of the reserve for the purchase of common stock for treasury, included in Retained earnings (deficit), after the repurchase of the 1,736,100 shares above referred to is $6.3 million as of December 31, 2009.
Capital premium -
     This premium was the result of an issuance of convertible obligations in 2002 that were settled the following year.

20 Other (expense) income, net:
     Other (expense) income as of December 31, 2007, 2008, and 2009 are summarized as follows:

	2007	2008	2009
Taxes recovered, net of expenses incurred	$5,811	$2,821	$1,480
Goodwill impairment, auto-hauling business	—	(4,653)	(3,485)
Amortization of non-competition rights	—	(2,060)	(2,060)
Equipment leased	(3,390)	(3,821)	(1,172)
Provision for consulting payments	(292)	(310)	(309)
Gain on sale of subsidiaries
Integral Doméstico, S.A. de C.V., in 2007 and
Northarc Express, S.A. de C.V., in 2008	4,975	$17,726	—
Recovery from the tanker-vessel construction project	—	1,128	—
Loss on Repcorp stock purchase	—	(1,058)	—
Loss on sale of non-productive assets	(1,289)	—	—
Corporate restructuring expenses
Dismissal of senior management	(7,049)	—	—
Consulting	(3,353)	(363)	—
Other – Net	231	(754)	(199)

	$(4,356)	$8,656	$(5,745)

21 Gain (Loss) on exchange — net
     The gain (loss) on exchange included in the consolidated statement of operations for the years ended December 31, 2008 and 2009 is due to the significant depreciation/appreciation of the peso against the dollar, where a large portion of the debt is denominated in pesos, represented by the issuance of the trust certificates (see Note 15). An analysis of the exchange gain or (loss) – net, for the years 2007, 2008 and 2009, is as follows:

Item	2007	2008	2009
Cash and cash equivalents	$(590)	$(1,460)	$1,540
Short-term investments	(1,415)	(48,303)	5,053
Accounts receivable	(289)	(4,136)	622
Other accounts receivable	(253)	(591)	436
Prepaid expenses	83	(459)	311
Suppliers	(118)	2,943	(560)
Accounts payable and accrued expenses	(198)	8,222	(3,325)
Debt	3,937	201,283	(39,184)
Assets and liabilities denominated in pesos	278	(11,994)	4,394

Gain (Loss) on –exchange -net	$1,435	$145,505	$(30,713)

22 Income tax, corporate flat tax, and tax loss carryforwards
Income Tax -

     The parent company has been authorized by the Mexican tax authorities to determine its consolidated taxable income jointly with its controlled companies.
     Consolidated taxable income was incurred for each of the years ended December 31, 2007 and 2008 in the amounts of $362,487 and $311,786. A consolidated tax loss of $59,045 was incurred for the year ended December 31, 2009.
     The difference between taxable and book income is due primarily to the gain or loss on inflation recognized for tax purposes, the difference between tax and book amortization and depreciation, as well as certain temporary differences reported in different periods for financial and tax purposes, and non-deductible expenses.
     The benefit (provision) for income tax included in income for the years December 31, 2007, 2008, and 2009, is detailed as follows:

	2007	2008	2009
Current income tax	$(4,188)	$(1,332)	$(443)
Deferred income tax	5,201	(18,542)	—

Provision	1,013	(19,874)	(443)
Corporate flat tax	(169)	(220)	(644)

Benefit (provision) for income taxes	$844	$(20,094)	$(1,087)

     The reconciliation between the income tax benefit (provision) based on the statutory income tax rate and the benefit (provision) recorded by the Company as of December 31, 2007, 2008, and 2009 is as follows:

	2007	2008	2009
(Loss) income before taxes erest	$(29,193)	$95,534	$(94,583)

Income tax at 28%	8,174	(26,750)	26,483
(Decrease) increase from:
Difference in depreciation and amortization	(2,679)	(46,520)	2,896
Book revenue recognition from the trust certificates	—	64,199	(13,114)
Inventories	(416)	94	1,333
Inflationary and currency exchange effects on monetary assets and liabilities — net	(2,912)	34,444	(6,561)
Tax revenue recognition from trust certificates appreciation/depreciation on the net operating tax losses appreciation/depreciation of the peso versus the dollar on the tax	(93,694)	(2,806)	—
Effects related to the peso/dollar exchange	28,898	(132,394)	12,282
Provisions and allowance for doubtful accounts	4,699	4,850	(1,718)
Sale of assets	507	2,158	(2,886)
Valuation allowance on tax loss carryforwards	58,937	79,625	(16,536)
Non-taxable revenue	2,079	3,446	502
Sale of shares	1,282	3,809	(100)
Non-deductible expenses	(3,079)	(3,957)	(3,666)
Changes in enacted tax rates	(362)	—	—
Other, net	(590)	(292)	(2)

Net benefit (provision) for income tax	$844	$(20,094)	$(1,087)

     The components of deferred tax assets and (liabilities) for the years ended December 31, 2007, 2008, and 2009, are comprised as follows:

	2007	2008	2009
Tax loss carryforwards	$234,437	$122,337	$154,767
Valuation allowance for tax losses	(88,283)	(8,657)	(25,193)

	146,154	113,680	129,574
Inventories and provisions – Net	5,655	6,391	6,872
Book revenue recognition from the trust certificates	—	64,199	51,085
Concession rights and property, machinery, and equipment	(35,991)	(86,994)	(90,257)

Net deferred tax assets	$115,818	$97,276	$97,274

     The Company has recognized deferred tax assets related to its tax loss carryforwards as well as its subsidiaries and other items after evaluating the reversal of existing taxable temporary differences. To the extent that the balance of the deferred tax assets exceeds the existing temporary differences. Management has evaluated the recoverability of such amounts by estimating future taxable profits in the foreseeable future which extend from 2010 through 2018. The tax profits include estimates of profitability and macroeconomic assumptions which are based on management’s best judgment (see Note 4).
Corporate flat tax (“IETU”) -
     On September 14, 2007, the Congress approved the Corporate Flat Tax Law, which was published October 1st of that same year in the Official Federal Gazette. This new law enters into effect on January 1, 2008 and abrogates the Asset Tax Law.
     The Corporate Flat Tax (Impuesto Empresarial a Tasa Única (“IETU”)) for the period will be calculated by applying a 17.5% rate (transitorily, the IETU rate was 16.5% for 2008, 17% for 2009, and 17.5% for 2010 and thereafter) to the amount resulting from reducing the total revenues received from the activities to which this tax applies by the authorized deductions, provided the former are greater than the latter, and with the understanding that for such purposes both revenues and deductions are contemplated when these have been either collected or paid. The so-called IETU credits are reduced from the above income, as provided for in currently enacted legislation.
     IETU credits are amounts that can be reduced from this tax, which include, among other things, greater deductions of revenues from previous years, credits for salaries, social security contributions, and deductions of some assets such as inventories and fixed assets during the transition period from the IETU entering into effect.
     The IETU is a tax that co-exists with Income Tax (ISR), and it is subject to the following:
a)	If the IETU exceeds the Income Tax for the same period, the Company will pay IETU on the portion exceeding the income tax. Pursuant to the foregoing, the Company will reduce Income Tax paid in the same period from the IETU for the period.

b)	If the IETU is less than the Income Tax for the same period, the Company will not pay IETU for the period.

c)	If the IETU base is negative due to deductions that exceed taxable income, there will be no IETU due. In addition, the amount of that base multiplied by the IETU rate results in an IETU credit that can be offset until December 31, 2009 against the Income Tax for the same period, and as of 2010, may only be credited against the IETU for subsequent periods.
During the tax year ended December 31, 2009, the Company determined a negative IETU of $4.6 million (Ps 60 million), which could not be credited against the income tax for the year, consequently a tax credit equal to 17% of this amount was created, which may be credited against the IETU to be accrued over the next ten tax years until exhausted.
Tax loss carryforwards -
     As of December 31, 2009, the tax consolidating group headed by Grupo TMM, as parent company, had tax loss carryforwards, shown as follows, which may be restated by inflation, under Mexican legislation.

	Inflation restated amounts
Year in which the	up to June 2009, in
loss was incurred	thousands of U.S. dollars	Year of expiration
2005	$134,487	2015
2006	46,291	2016
2007	9,476	2017
2009	60,220	2019

	$250,474

23 Financial information by segment
     The Company operates in the following segments: specialized maritime transportation, land transportation and logistics, operation of ports and terminals, and related services. Specialized maritime transportation (“Maritime Transportation Division”) operations include the transportation of liquid petroleum and petrochemical products in bulk, materials and supplies for drilling platforms, as well as tugboat services. Land transportation and logistics (“Logistics Division”) includes dedicated truck services, warehousing, and logistics solutions. Port operations (“Ports and Terminal Division”) include terminal service and agency activities.
     The information for each operating segment is as follows:

				Elimination
				between
	Specialized		Ports and	segments and
	maritime	Logistics	terminals	shared	Total
December 31, 2007	division	division	division	accounts	consolidated
Transportation revenues	$179,170	$115,873	$8,495	$(282)	$303,256
Costs and expenses	(116,974)	(113,792)	(6,067)	(17,074)	(253,907)
Depreciation and amortization	(18,136)	(5,436)	(1,046)	(1,034)	(25,652)

Earnings from transportation	$44,060	$(3,355)	$1,382	$(18,390)	$23,697

Costs, expenses, and revenues not allocated					(90,769)

Net earnings for the year attributable to Grupo TMM, S.A.B. stockholders					$(67,072)

Total assets by segment	$424,212	$121,066	$31,502	$—	$576,780
Shared assets	—	—	—	85,394	85,394

Total assets	$424,212	$121,066	$31,502	$85,394	$662,174

				Elimination
				between
	Specialized		Ports and	segments and
	maritime	Logistics	terminals	shared	Total
December 31, 2007	division	division	division	accounts	consolidated
Total liabilities by segment	$430,485	$138,445	$3,987	$—	$572,917
Shared liabilities	—	—	—	(29,605)	(29,605)

Total liabilities	$430,485	$138,445	$3,987	$(29,605)	$543,312

Total capital expenditures by segment	$56,874	$44,765	$911	$—	$102,550
Shared capital expenditures	—	—	—	1,961	1,961

Total capital expenditures	$56,874	$44,765	$911	$1,961	$104,511

				Elimination
				between
	Specialized		Ports and	segments and
	maritime	Logistics	terminals	shared	Total
December 31, 2008	division	division	division	accounts	consolidated

Transportation revenues	$206,818	$134,315	$8,032	$13,790	$362,955
Costs and expenses	(141,691)	(140,103)	(5,322)	(33,484)	(320,600)
Depreciation and amortization	(23,039)	(6,255)	(1,098)	(727)	(31,119)

Earnings from transportation	$42,088	$(12,043)	$1,612	$(20,421)	$11,236

Costs, expenses, and revenues not allocated					63,697

Net earnings for the period attributable to Grupo TMM, S.A.B. stockholders					$74,933

Total assets by segment	$858,052	$124,578	$32,796	$—	$1,015,426
Shared assets	—	—	—	72,584	72,584

Total assets	$858,052	$124,578	$32,796	$72,584	$1,088,010

Total liabilities by segment	$814,528	$116,863	$3,995	$—	$935,386
Shared liabilities	—	—	—	(18,559)	(18,559)

Total liabilities	$814,528	$116,863	$3,995	$(18,559)	$916,827

Total capital expenditures by segment	$371,501	$17,675	$553	$—	$389,729
Shared capital expenditures	—	—	—	12,091	12,091

Total capital expenditures	$371,501	$17,675	$553	$12,091	$401,820

				Elimination
				between
	Specialized		Ports and	segments and
	maritime	Logistics	terminals	shared	Total
December 31, 2009	division	division	division	accounts	consolidated

Transportation revenues	$199,646	$95,417	$6,568	$6,763	$308,394
Costs and expenses	(109,741)	(100,806)	(4,129)	(21,709)	(236,385)
Depreciation and amortization	(34,238)	(4,486)	(1,042)	(2,727)	(42,493)

Earnings from transportation	$55,667	$(9,875)	$1,397	$(17,673)	$29,516

Costs, expenses, and revenues not allocated					(126,566)

				Elimination
				between
	Specialized		Ports and	segments and
	maritime	Logistics	terminals	shared	Total
December 31, 2009	division	division	division	accounts	consolidated

Net earnings for the period attributable to Grupo TMM, S.A.B. stockholders					$(97,050)

Total assets by segment	$815,991	$119,418	$35,196	$—	$970,605
Shared assets	—	—	—	31,933	31,933

Total assets	$815,991	$119,418	$35,196	$31,933	$1,002,538

Total liabilities by segment	$814,329	$127,326	$3,691	$—	$945,346
Shared liabilities	—	—	—	(62,616)	(62,616)

Total liabilities	$814,329	$127,326	$3,691	$(62,616)	$882,730

Total capital expenditures by segment	$67,234	$1,356	$442	$—	$69,032
Shared capital expenditures	—	—	—	4,424	4,424

Total capital expenditures	$67,234	$1,356	$442	$4,424	$73,456

24 Employee benefits
     Seniority premiums, retirement plan benefits (“pension benefits”) obligations, and other employee compensation payable at the end of employment are based on actuarial calculations using the projected unit credit method. Pension benefits are based mainly on years of service, age and salary level upon retirement.
     The amounts charged to the statement of operations for seniority premiums, pensions, and severances on termination of employment include the amortization of the cost of past services over the average time of service remaining. The Company continues with its policy of recognizing actuarial losses and gains for seniority premiums and pensions in the consolidated statement of operations, with a loss of $1.5 million for 2007, $3.8 million for 2008 and a gain of $0.3 million in 2009.
     Severances prior to retirement consider the immediate recognition of the costs of past services and actuarial losses and gains.
     The details of the net cost for the period for pensions and seniority bonuses, and also the basic actuarial estimates for the calculation of these labor obligations as of December 31, 2007, 2008, and 2009 are summarized as follows:

	2007	2008	2009
Labor cost	$145	$477	$604
Financial cost	757	(73)	1,695
Returns on plan assets	(163)	(266)	(101)
Amortization of the transitory obligation and variations in assumptions	(126)	—	(227)
Effect from the reduction of personnel	—	(640)	—

Net cost for the period	$613	$(502)	$1,971

     The details of the net cost for the period for severances, and also the basic actuarial estimates for the calculation of this labor obligation as of December 31, 2007, 2008, and 2009 are summarized as follows:

	2007	2008	2009
Labor cost	$548	$181	$478
Financial cost	537	(1,429)	315
Amortization of the transitory obligation and variations in assumptions	210	395	(247)
Effect from the reduction of personnel	—	45	—

Net cost for the period	$1,295	$(808)	$546

     The reserve for pensions and seniority premiums as of December 31, 2007, 2008, and 2009 is comprised as follows:

	2007	2008	2009
Defined benefit obligation (DBO)	$9,179	$12,667	$12,010
Plan assets	(4,210)	(1,486)	(1,535)
Unamortized transition assets	21	—	—

Reserve for pensions and seniority premiums	$4,990	$11,181	$10,475

     The DBO for pensions and seniority premiums as of December 31, 2007, 2008, and 2009 is comprised as follows:

	2007	2008	2009
DBO at the start of the year	$8,982	$9,179	$12,667
Labor cost	145	477	604
Financial cost	680	(73)	1,695
Benefits paid	(1,058)	(914)	(446)
Miscellaneous	(22)	(2,334)	(2,088)
Severance transfer	—	5,017	—
Actuarial losses (gains)	452	1,315	(422)

DBO at the end of the year	$9,179	$12,667	$12,010

     The assets of the pension and seniority premium plan as of December 31, 2007, 2008, and 2009 are comprised as follows:

	2007	2008	2009
Fair value plan assets at beginning of year	$1,905	$4,210	$1,486
Return on plan assets	163	266	101
Plan contributions	3,443	550	585
Benefits paid	(912)	(601)	(699)
Actuarial loss (gains)	(389)	(2,939)	62

Fair value at the end of the year	$4,210	$1,486	$1,535

     The reserve for severances as of December 31, 2007, 2008, and 2009 is comprised as follows:

	2007	2008	2009
DBO	$8,446	$2,120	$1,472
Unamortized transition assets	(939)	—	—

Severance reserve	$7,507	$2,120	$1,472

     The DBO for severances as of December 31, 2007, 2008, and 2009 is comprised as follows:

	2007	2008	2009
DBO at the start of the year	$6,858	$8,446	$2,120
Labor cost	548	181	478
Financial cost	533	(1,429)	315
Benefits paid	(685)	(361)	(1,760)
Miscellaneous	(142)	(176)	(230)
Transfer to pensions and seniority premium	—	(5,017)	—
Actuarial losses and gains	1,334	476	549

DBO at the end of the year	$8,446	$2,120	$1,472

     The changes in the pension plan, seniority premium and severance plan as of December 31, 2007, 2008, and 2009 are summarized as follows:

	2007	2008	2009
Reserve for obligations at the start of the year	$13,363	$12,497	$13,301
Cost for the year	1,908	(1,311)	2,517
Changes in personnel	47	(532)	(590)
Plan contributions	(3,443)	(550)	(585)
Benefits paid charged to the reserve	(855)	(673)	(2,208)
Provision for indemnities recognized in capital	1,477	3,870	(488)

Reserve for obligations at the end of the year	$12,497	$13,301	$11,947

     The economic assumptions on discount rates, salary and long-term return increases used in the valuation of the projected benefit obligation, were 9% in 2007, 5% in 2008, and 4.5% in 2009.
     As of December 31, 2007, 2008, and 2009, approximately 76% of the Company’s employees work under collective bargaining agreements that are subject to annual salary reviews and bi-annually, for other compensations. Grupo TMM has 6,861, 6,470, and 5,605 employees as of December 31, 2007, 2008, and 2009, respectively.
25 Net (loss) income per share
     The (loss) income per share was calculated as of December 31, 2007, 2008, and 2009 based on the weighted average number of shares outstanding during the year. There are no potentially dilutive instruments outstanding, therefore basic and diluted (loss) earnings per share are the same:

	2007	2008	2009
(Loss) income for the year	$(67,072)	$74,933	$(97,050)
Weighted average number of shares outstanding, thousands per year	56,962	56,189	56,894

(Loss) income per share	$(1.177)	$1.334	$(1.706)

26 Commitments and contingencies
     a) Commitments -
Concession fees -
     Pursuant to the concession under which it operates the ports and tugboat services, the Company must make monthly fixed and variable rental payments. Such payments totaled $376, $443, and $395 in 2007, 2008, and 2009, respectively.
Leases and charters -
     The Company uses various bareboat and time-chartered vessels to supplement its fleet for periods ranging from seven months to ten years. The related charter expenses were $52,308 in 2007, $62,050 in 2008, and $38,109 in 2009.
     An analysis of the minimum charter and lease payments specified in the related agreements, as of December 31, 2007 and 2008, is as follows:

Year	2007	2008
2008	52,398	—
2009	13,532	10,269
2010	4,836	—
2011	1,047	—

	$71,813	$10,269

     There are no minimum payments for leases and charters as of December 31, 2009.
     As part of its truck and trailer fleet renewal program, the Company has entered into long-term operating lease agreements for such equipment, expiring in 2017.
     The minimum payments for these operating leases as of December 31, 2007, 2008, and 2009, are as follows:

Year	2007	2008	2009
2008	$4,369	$—	$—
2009	4,064	3,437	—
2010	3,475	2,751	797
2011	2,611	2,067	428
2012 and thereafter	4,077	3,231	1,106

	$18,596	$11,486	$2,331

     b) Contingencies -
I) SSA Claims -
     In July 2006 and February 2007, Grupo TMM, received two claim notices from SSA México, S.A. de C.V. (“SSA”) concerning certain contingencies affecting SSA, formerly TMM Puertos y Terminales, S.A. de C.V., in terms of the amendment agreement of July 21, 2001 (Amended and Restated Master Agreement).

     On July 4, 2007, SSA filed a claim for arbitration against Grupo TMM for the payment of the PTU (profit sharing) for 2003 that SSA made to its employees, claiming the approximate amount of $3.0 million. On March 17, 2009, Grupo TMM received the judgment on this action with an unfavorable outcome.
     SSA filed an action for annulment against the PTU decision for 2003.
     It should be mentioned that this same decision states that if the outcome of action for annulment brought were to be favorable to SSA, Grupo TMM would not have to consider this as a cost and therefore the parties have agreed to await the decision, which is most likely to fall in favor of SSA.
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
III) Mutual claims between WWS and TMM -
     In December 2007, Transportación Marítima Mexicana, S.A. de C.V. (“TMM”) and Worldwide Services, Ltd. (“WWS”) filed claims against each other, TMM for the amount of $342.5 for fuel and low performance of the vessel Veracruz A, and WWS claim for the amount of $1,332, mainly for an over-performance of the same vessel.
     We believe we have strong arguments to support our claim and to defend our position at the present arbitration.
IV) Two vessels ordered -
     Grupo TMM is a claimant in two arbitrations with a Singapore company (PRM). The arbitrations are conducted under the Singapore International Arbitration Centre (“SIAC”) Rules and relate to breaches by PRM under two Memoranda of Agreement (“MOAs”) for the sale of two vessels. Grupo TMM is seeking recovery of the deposits paid for the said vessels in the sum of $5.15 million and damages for breaches of the MOAs. PRM is alleging that Grupo TMM is in breach under the terms of the MOAs and are seeking in their counterclaim, a declaration that the deposits are due to them and for damages to be assessed. The time for parties to file their pleadings in the arbitration has closed and parties are currently in the process of discovery and preparation of witness statements.
     Outside legal counsel states that it is difficult at this stage to evaluate the likelihood of an unfavorable outcome as there is still a waiting period for discovery to be completed. The amount of potential loss would be the deposit of $5.15 million and damages which PRM claim they have suffered of which no particulars have been provided to the outside legal counsel.
V) Other legal proceedings -
-	The Company is party to various other legal proceedings and administrative actions, all of which are of an ordinary or routine nature and incidental to its operations. Although it is impossible to predict the outcome of any legal proceeding, in the opinion of the Company’s management, such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on the Company’s financial condition, results of operations or liquidity.

-	The Company has significant dealings and relationships with related parties. Because of these relationships, in accordance with the Mexican Income Tax Law, the Company must obtain a transfer pricing study for the transactions that took place during 2007, 2008, and 2009 that confirms that the terms of these transactions are the same as those that would result from transactions among wholly unrelated parties. The Company is in the process of completing this study for 2009.
27 Financial risk management, objectives and policies
     Grupo TMM’s main financial instruments, other than derivate financial instruments, are bank loans, securitization structures for future income, cash and short term deposits. The main objective of these financial instruments is to provide the Company with all necessary funds to properly perform its operations. The Company has several other financial assets and liabilities, such as commercial credits and commercial payables, which arise directly from its operations.
     Grupo TMM also enters into derivate transactions, such as interest rate CAPs as discussed in Note 15. The objective is to manage variable interest rate risks arising from the Company’s operations and from its financing sources. The method to acknowledge the resulting gain or loss depends on the nature of the coverage.
     The main risks arising from the Company’s financial instruments are the cash flow risk deriving from interest rate variations, liquidity risk, interest rate risk and credit risk. The Company analyzes the risks and determines management policies for each of these risks as described in the following summary.
     Changes in the fair value of derivatives that are designated and qualified as fair value coverage and which are highly effective are recognized in the consolidated statement of operations together with any change in the fair value of the asset or liability covered that is attributable to the coverage risk.
     Changes in the fair value of derivatives that are designated and qualified as cash flow coverage and which are highly effective, are recognized in equity. When the projected transaction or commitment by a company brings about the acknowledgement of an asset (e.g. property, machinery and equipment) or a liability, earnings and losses previously recognized in equity are transferred and included in the initial assessment of the asset or liability cost. Otherwise, earnings and losses previously recognized in equity are transferred to the consolidated statement of operations and are classified as income or expense in the same periods in which the company providing the coverage committed itself to doing so or whenever a projected transaction affects the consolidated statement of operations (e.g. when the projected sale takes place). As of December 31, 2009, Grupo TMM only has this type of derivatives.
     Changes in the fair value of any derivative not qualifying to be registered in the books as coverage under IAS 39, are immediately recognized in the consolidated statement of operations.
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

     The fair value of cash and cash equivalents, receivables, short-term debt and payables, is netted to carrying values (at amortized cost) according to the short-term maturity of these instruments.
     The fair value of the Company’s loans as well as of other financial obligations is estimated based upon prices quoted within the markets or, alternatively, based upon financing rates offered to the Company for loans with the same maturity periods at the end of each year. Debt with variable interest rates generally represents rates available for the Company in effect as of December 31, 2009 for the issue of debt under similar terms and maturity periods and, therefore, book record values of these obligations are a reasonable estimate of their fair value.
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
Foreign currency risk
     The balance for the Group may be materially affected by variances in the exchange rate between the US dollar and the Mexican peso due to the Company’s significant operations in Mexico. The Group does not cover this exposure. The Group has the objective of minimizing its exposure effects in functional currency by obtaining debt in Mexican pesos. During 2007, the Company issued Trust Certificates in the amount of approximately $230 million ($3,000 million pesos), and issued Trust Certificates for approximately $455.4 million ($5,940 million pesos) in April and July 2008.
     The Group also faces a transactional currency exposure. This exposure derives from sales and acquisitions made in foreign currencies other than the US dollar, which is the Group’s functional currency. Around 33% of the Group’s sales are listed in Mexican pesos, while almost 58% of its costs are listed in Mexican pesos.
     As of December 31, 2007, 2008, and 2009, the Company had monetary assets and liabilities listed in foreign currencies other than the US dollar, classified according to its corresponding interbank exchange rate as related to the US dollar, as follows:

	2007	2008	2009
Assets in Mexican pesos	$88,458	$164,334	$110,199
Assets in other currencies	411	398	836
Liabilities in Mexican pesos	(335,438)	(692,034)	(759,416)
Liabilities in other currencies	(258)	(5,742)	(1,894)

	$(246,827)	$(533,044)	$(650,275)

     As of December 31, 2008 and 2009, the exchange rate was Ps13.7738 and Ps 13.0437 per US dollar, respectively. As of the issue date of the accompanying consolidated financial statements, the exchange rate was Ps12.2356 per US dollar and the Company’s monetary asset and liability position (unaudited) is similar to that prevailing as of December 31, 2009.
Commodity prices risk
     The Company does not operate with commodities, therefore this risk is nonexistent.

Interest rate risks
     The exposure of Grupo TMM to the risk of changes in market interest rates is related principally to the long-term debt obligations of Grupo TMM at a floating interest rate. Grupo TMM’s policy is to obtain fixed rated instruments on its loans and, when a loan has a variable interest rate, the Company’s policy is to obtain all needed derivate financial instruments in order to fix such rate. As of December 31, 2009, the Company has approximately $173.4 and $698.6 million ($2,261.6 and $9,112.2 million pesos) of debt leased at a fixed and variable rate, respectively.
     The variable rate portion of the debt associated with the Tranches under the Trust Certificate Program, for an approximate amount of $679.0 million ($8,857.2 million pesos) has an interest rate cap that permits the maximum payable rate that can be required of the Issuing Trust to be 11.50% per annum during the first 4 and 3 years of the three Tranches, respectively.
Credit risk
     The Group only has dealings with solvent third parties. Grupo TMM’s policy is that all customers who prefer to operate under credit conditions are subject to credit verification procedures. Moreover, receivable balances are constantly watched so that the Group’s exposure loss on receivables is not significant.
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
Concentration of risk
     As of the month of December 2009, the Company had obtained revenues from PEMEX Exploration and Production and PEMEX Refining representing 26% and 11%, respectively, of the total revenues, and no other customer represents more than 5% of total revenues.
     The Company assesses its customer financial situation and has a delinquent accounts reserve if needed.
Liquidity risk
     The objective of the Group is to maintain a balance between the continuity of financing and flexibility through the use of bank loans and securitization. As of December 2009 only 3% of the Company’s financial liabilities are due within the next 12 months.
Capital management
     With the objective of improving its returns for stockholders, the Company contracts debt under the best possible market conditions to invest in fixed operating assets that will, at the same time, allow the Company to maintain an adequate relationship between its capital value and debt.
28 Subsequent events:
Sale of joint venture and associated companies (Grupo Seglo)
     On April 20, 2010, it was agreed that Grupo TMM sell its stockholdings in the companies that comprised Grupo Seglo (see Note 1) to its partner at 50% in the subsidiary company and at 39% in the other associated companies, for $4.9 million (Ps 60 million).