Form 20-F
period 2010-12-31
GRUPO TMM SAB
filed 2011-06-30
CIK 1163560

SECURITIES AND EXCHANGE COMMISSION
Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 333-14194
GRUPO TMM, S.A.B.
(Exact name of Registrant as specified in its charter)
TMM GROUP
(Translation of Registrant’s name into English)
United Mexican States
(Jurisdiction of incorporation or organization)
Avenida de la Cúspide, No. 4755
Colonia Parques del Pedregal,
14010 México City, D.F., México
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

American Depositary Shares (“ADSs”), each representing five Ordinary Participation Certificates (Certificados de Participación Ordinaria) (“CPOs”)	New York Stock Exchange

CPOs, each representing one nominative common share, without par value (“Share”)	New York Stock Exchange (for listing purposes only)

Shares	New York Stock Exchange (for listing purposes only)
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
101,994,641 Shares
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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑
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
     As a result of the promulgation of the new securities law in Mexico in June 2006, public companies were transformed by operation of law into Sociedades Anónimas Bursátiles (Public Issuing Corporations). Accordingly, on December 20, 2006, the Company added “Bursátil” to its registered name to comply with the requirements under Mexico’s new securities law, or Ley del Mercado de Valores. As a result, the Company is known as Grupo TMM, Sociedad Anónima Bursátil, or Grupo TMM, S.A.B.
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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
ITEM 3. KEY INFORMATION
Selected Financial Data
     The following table sets forth our selected financial data. The financial information presented for the fiscal years ended December 31, 2006, 2007, 2008, 2009 and 2010 was derived from our Audited Consolidated Financial Statements, of which the financial statements for each of the years ended December 31, 2008, 2009, and 2010 are contained elsewhere herein. The Financial Statements have been prepared in accordance with IFRS as issued by the IASB.
     The following data presents selected consolidated financial information of the Company and should be read in conjunction with, and is qualified in its entirety by reference to, the Financial Statements of the Company, including the Notes thereto, also included in this Form 20-F, and to Item 5. “Operating and Financial Review and Prospects”.
GRUPO TMM, S.A.B. AND SUBSIDIARIES UNDER IFRS
SELECTED CONSOLIDATED FINANCIAL DATA
($ in millions, except per share data)

	Year Ended December 31,
	2010	2009	2008	2007	2006
CONSOLIDATED INCOME STATEMENT DATA:
Transportation revenues	$305.4	$308.4	$362.9	$303.3	$248.1
Other (Expense) Income — Net (a)	(5.1)	(5.7)	8.7	(4.4)	(24.1)
Operating Income (Loss) (b)	30.0	23.8	19.9	19.3	(12.9)
Interest Income	8.2	7.4	13.1	5.6	4.6
Interest Expense — Net	78.2	95.1	83.0	55.6	60.0

	Year Ended December 31,
	2010	2009	2008	2007	2006
Exchange Gain (Loss)	(38.1)	(30.7)	145.5	1.4	(0.4)
Income (Loss) before benefit from (provision for) Income Taxes	(78.1)	(94.6)	95.5	(29.2)	(68.8)
Benefit from (provision for) Income Taxes	(0.8)	(1.1)	(20.1)	0.8	27.8
Net Income (Loss) from continuing operations for the Year	(78.9)	(95.7)	75.4	(28.3)	(40.9)
Net Income (Loss) from discontinued operations	—	—	—	(38.6)	111.4
Net Income (Loss) for the year	(78.9)	(95.7)	75.4	(66.9)	70.4
Attributable to Non-controlling interest	1.6	1.4	0.5	0.2	0.5
Attributable to stockholders of Grupo TMM, S.A.B.	(80.6)	(97.1)	74.9	(67.1)	69.9
Earnings (Loss) per Share from continuing operations (c)	(0.774)	(1.682)	1.343	(0.498)	(0.719)
Earnings (Loss) per Share from discontinued operations (c)	—	—	—	(0.677)	1.955
Earnings (Loss) per Share from Net Income (Loss) for the year (c)	(0.774)	(1.682)	1.343	(1.175)	1.236
Earnings (Loss) per Share attributable to stockholders of Grupo TMM, S.A.B. (c)	(0.790)	(1.706)	1.334	(1.177)	1.227
Book value per share (d)	.941	1.103	2.990	1.983	3.207
Weighted Average Shares Outstanding (000s)	102,007	56,894	56,189	56,962	56,963
BALANCE SHEET DATA (at end of period):
Cash and cash equivalents	$89.9	$20.0	$39.9	$14.7	$21.7
Restricted cash	52.4	64.2	128.5	37.5	17.0
Total Current Assets	212.6	173.6	260.4	142.3	168.7
Property, machinery and equipment-Net	761.6	688.4	687.7	351.1	282.8
Concessions — Net	2.8	3.1	3.4	3.7	4.0
Total Assets	1,075.9	1,002.5	1,088.0	662.2	635.5
Current portion of long term debt (e)	23.7	16.0	21.1	10.5	27.6
Obligations for sale of receivables short term (e)	11.2	7.9	15.0	13.5	16.7
Long-term debt (e)	836.6	748.5	680.4	310.5	141.4
Obligations for sale of receivables long term (e)	0.6	12.0	101.0	113.4	172.6
Capital stock	155.2	155.2	114.1	121.1	121.2
Stockholders’ Equity (Deficiency) attributable to Stockholders of Grupo TMM, S.A.B.	96.0	112.5	165.1	113.0	182.7
Non-controlling equity interest in subsidiaries	8.9	7.3	6.1	5.9	8.7
Total Stockholders’ Equity	104.9	119.8	171.2	118.9	191.3
OTHER DATA:
Incremental Capital Investments (f)	$32.1	$73.5	$401.8	$104.5	$184.3
Depreciation and Amortization	57.4	42.5	31.1	25.7	16.5

(a)	Includes mainly: (i) in the year ended December 31, 2010: loss from the sale of subsidiaries and shares of subsidiaries; (ii) in the year ended December 31, 2009: goodwill impairment charges and equipment lease expenses; (iii) in the year ended December 31, 2008: a gain from the sale of certain non-strategic subsidiaries, partially offset by goodwill impairment charges and equipment lease expenses; (iv) in the year ended December 31, 2007: a non-recurring restructuring cost, a loss from the sale of non-productive assets and leases of related equipment, partially offset by a gain from recoverable taxes net of expenses and a gain from the sale of subsidiaries; (v) in the year ended December 31, 2006: impairment charges related to long-lived assets, provision for the management fee to SSA Mexico, Inc. (“SSA”), provision for the labor contingencies and credit related to the recognition of the participation in unconsolidated subsidiaries.

(b)	Includes the reclassification of income (expense) — net in accordance with International Accounting Standard (“IAS”) No.1: “Presentation of Financial Statements.”

(c)	As of December 31, 2006 the number of Shares outstanding was 56,963,137, as of December 31, 2007 the number of Shares outstanding was 56,933,137, as of December 31, 2008 the number of Shares outstanding was 55,227,037, as of December 31, 2009 the number of Shares outstanding was 102,024,441 and as of December 31, 2010 the number of Shares outstanding was 101,994,641. See Item 4. “Information on the Company — History and Development of the Company.”

(d)	Book value per Share: results from dividing total shareholders’ equity attributable to stockholders of Grupo TMM by the outstanding Shares at the end of each period.

(e)	Proceeds received as borrowings are net of transaction costs incurred in accordance with IAS No. 39: “Financial Instruments Recognition and Measurement.”

(f)	See Item 5. “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures and Divestitures.”
GRUPO TMM S.A.B. AND SUBSIDIARIES
SELECTED CONSOLIDATED OPERATING DATA
($ in millions)

	Year Ended December 31,
	2010	2009	2008	2007	2006
TRANSPORTATION REVENUES:
Ports and Terminals Operations (a)	10.3	6.6	8.0	8.5	8.1
Maritime Operations (b)	200.6	199.6	206.8	179.0	146.4
Logistics Operations (c)	89.6	95.4	134.3	115.9	93.9
Intercompany revenues (d)	4.9	6.8	13.8	(0.1)	(0.3)

Total	$305.4	$308.4	$362.9	$303.3	$248.1

INCOME ON TRANSPORTATION:
Ports and Terminals Operations	3.7	1.4	1.6	1.4	1.2
Maritime Operations	59.8	55.7	42.0	44.1	30.5
Logistics Operations	(13.5)	(9.9)	(12.0)	(3.4)	(6.1)
Shared corporate costs	(14.8)	(17.7)	(20.4)	(18.4)	(14.5)

Total	$35.2	$29.5	$11.2	$23.7	$11.1

(a)	Ports and Terminals Operations consist of a port in Acapulco, Mexico, a terminal at Tuxpan, Mexico, loading and unloading operations at the port of Tampico, Mexico, and the operation of shipping agencies at numerous ports in Mexico.

(b)	Maritime Operations primarily consist of offshore vessels, product tankers, parcel tankers and tugboats.

(c)	Logistics Operations consist of trucking and intermodal transport, warehousing, container maintenance and repair and intermodal terminal operations.

(d)	Represents intercompany transactions between segments, and certain new businesses which are in the development process.
Average Shares Outstanding
     Income per Share is calculated based on the average number of Shares outstanding in each relevant year. The average number of Shares outstanding in 2006 was 56,963,137, in 2007 was 56,962,041, in 2008 was 56,189,025, in 2009 was 56,893,794 and in 2010 was 102,006,730. See Item 4. “Information on the Company — History and Development of the Company” and Item 9. “The Offer and Listing — Share Repurchase Program.”
Dividends
     At shareholders’ meetings, shareholders have the ability, at their discretion, to approve dividends from time to time. At the Ordinary Shareholders’ Meeting held on April 29, 2011, due to the Company’s current financial condition, our shareholders decided to revoke the resolution adopted at the ordinary shareholders’ meeting held on April 24, 1997 by the shareholders of our predecessor, Transportación Maritima Mexicana, S.A. de C.V. (“TMM”), declaring a dividend equivalent to $0.17 per Share, subject to our outstanding debt obligations and availability of funds. That dividend was not paid, and no other dividend has been declared since 1997.
Exchange Rates
     We maintain our financial records in Dollars. However, we keep our tax records in Pesos. We record in our financial records the Dollar equivalent of the actual Peso charges for taxes at the time incurred using the prevailing exchange rate. In 2010, approximately 62% of our net consolidated revenues and 31% of our operating costs and expenses were generated or incurred in Dollars. The remainder of our net consolidated revenues and operating expenses were denominated in Pesos.
     The following table sets forth the high, low, average and period-end noon buying rates for Pesos reported by Banco de México (the “Noon Buying Rate”) expressed as Pesos per U.S. dollar for the periods indicated below.

	Exchange Rates
				End of
Year Ended December 31,	High(1)	Low(1)	Average(2)	Year(3)
2006	11.48	10.43	10.90	10.81
2007	11.27	10.66	10.93	10.91
2008	13.92	9.92	11.14	13.77
2009	15.36	12.60	13.51	13.04
2010	13.18	12.16	12.64	12.38

	Exchange Rates
Monthly,	High(4)	Low(4)	Average(5)	End of Month(6)
Year 2011
January	12.35	12.02	12.14	12.12
February	12.19	11.99	12.07	12.12
March	12.11	11.92	12.01	11.92
April	11.91	11.53	11.72	11.53
May	11.77	11.50	11.65	11.61
June (7)	11.96	11.58	11.79	11.78

(1)	The highest and lowest of the Noon Buying Rates for the Peso per U.S. dollar reported by Banco de México on the last business day of each month during the relevant year.

(2)	The average of the Noon Buying Rates on the last day of each month during the relevant year.

(3)	The Noon Buying Rates on the last day of each relevant year.

(4)	The highest and lowest of the Noon Buying Rates of each day in the relevant month.

(5)	The average of the Noon Buying Rates of each day in the relevant month.

(6)	The Noon Buying Rates on the last day of each relevant month.

(7)	Through June 23, 2011.
     On June 23, 2011, the Noon Buying Rate was Ps. 11.7789 = $1.00 (equivalent to Ps. 1.00 = $0.0849).
Risk Factors
Risks Relating to our Indebtedness
Our substantial indebtedness could adversely affect our financial condition and impair our ability to operate our business, and we may not be able to pay the interest on and principal amount of our indebtedness.
     As of December 31, 2010, Grupo TMM’s total debt amounted to $872.1 million, which includes $786.4 million under our Mexican Peso-Denominated Trust Certificates Program (the “Trust Certificates Program”), $11.8 million under our securitization facility with Deutsche Bank AG (the “Securitization Facility”), and $73.9 million of bank debt owed to several different banks; of this debt, $34.9 million is short-term debt, and $837.2 million is long-term debt. As of March 31, 2011, Grupo TMM’s total debt amounted to $870.0 million, which includes $788.6 million under our Trust Certificates Program, $10.4 million under the Securitization Facility and $71.0 million of bank debt owed to several different banks; of this debt, $26.7 million is short-term debt, and $843.3 million is long-term debt. Under IFRS, transaction costs in connection with financings are required to be accounted for as debt.

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
     As of December 31, 2009 and 2010, and May 31, 2011, we were in compliance with all of our covenants under these facilities.
We have to service our peso-denominated debt with revenues generated in dollars, as we do not generate sufficient revenue in pesos from our operations to service all of our peso-denominated debt. This could adversely affect our ability to service our debt in the event of a devaluation or depreciation in the value of the dollar against the Mexican peso.
     As of March 31, 2011, approximately 94% of our debt was denominated in pesos. As of the date of this Annual Report, we do not generate sufficient revenue in pesos from our operations to service all of our peso-denominated debt. Consequently, we have to use revenues generated in dollars to service our peso-denominated debt. A devaluation or depreciation in the value of the dollar, compared to the Mexican peso, could adversely affect our ability to service our debt. During 2010, the Mexican peso appreciated approximately 5.1% against the dollar.
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
     Under Mexican law, when a company has accumulated losses in excess of two-thirds of its capital stock, any third party with legal interest may request the corresponding judicial authorities to declare the dissolution of the company. In our audited report for the periods ended December 31, 2006, 2007, 2008, 2009 and 2010, our independent auditors indicated that a substantial doubt existed as to our continuation as a going concern because we had sustained substantial losses from continuing operations during those periods. For the period ended December 31, 2008, we reported a profit from our continuing operations.
     Although Grupo TMM improved its operating income in 2006 and 2008, it incurred a net loss in 2006, 2007, 2009 and 2010. Our ability to continue as a going concern is subject to our ability to generate sufficient profits and/or obtain necessary funding from outside sources and there can be no assurance that we will be able to generate such profits or obtain such funding.
If our time charter arrangements are terminated or expire, our business could be adversely affected.
     As of December 31, 2010, we had three product tanker vessels on bareboat charter and three vessels on time charter to PEMEX Refinación (“PER”), and 24 offshore vessels on time charter to Pemex Exploración y Producción (“PEP”). PER and PEP are subsidiaries of Petroleos Mexicanos, the national oil company of Mexico (“PEMEX”). In addition, in 2010 we entered into seven offshore vessel chartering agreements with private operators with time periods ranging from one to two years. In the event that our time charter arrangements are terminated or expire without being renewed, we will be required to seek new bareboat or time charter arrangements for these vessels. We cannot be sure that bareboat or time charters will be available for the vessels following termination or expiration, or that bareboat or time charter rates in effect at the time of such termination or expiration will be comparable to those in effect under the existing time charters or in the present market. In the event that bareboat or time charters are not available on terms acceptable to us, we may use those vessels in the spot market. Because charter rates in the spot market are subject to greater fluctuation than longer term bareboat or time charter rates, any failure to maintain existing, or enter into comparable, charter arrangements could adversely affect our operating results.
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
Downturns in the U.S. economy, trade between the United States and Mexico and in the international markets adversely affect our business and results of operations.
     The level and timing of our business activity is heavily dependent upon the level of U.S.-Mexican trade and the effects of NAFTA on such trade. Downturns in the U.S. or Mexican economy or in trade between the United States and Mexico would likely have adverse effects on our business and results of operations. Our logistics business and the transportation of products traded between Mexico and the United States depend on the U.S. and Mexican markets for these products, the relative position of Mexico and the United States in these markets at any given time and tariffs or other barriers to trade. The present financial and economic downturn in the U.S. and international markets has negatively affected our volumes and as a consequence is negatively affecting our results of operations and our ability to meet our debt service obligations as described above.
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
     In the future, if the market values of our vessels deteriorate significantly, we may be required to record an impairment charge in our financial statements, which could adversely affect our results of operations. If a charter terminates, we may be unable to re-charter the vessel at an acceptable rate and, rather than continue to incur costs to maintain and finance the vessel, may seek to dispose of it. Our inability to dispose of the vessel at a reasonable price could result in a loss on its sale and adversely affect our results of operations and financial condition.
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
     In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of a vessel may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage. Although our current fleet of 42 vessels had an average age of approximately 11.8 years as of April 30, 2011, we cannot assure you that, as our vessels age, market conditions will justify such expenditures or will enable us to profitably operate our vessels during the remainder of their expected useful lives.
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
     As of March 31, 2011, we had 3,280 employees, approximately 41% of whom were unionized. The compensation terms of the labor agreement with these employees are subject to renegotiation on an annual basis and all other terms are renegotiated every two years. If we are not able to negotiate these provisions favorably, strikes, boycotts or other disruptions could occur, and these potential disruptions could have a material adverse effect on our financial condition and results of operations and on our ability to meet our payment obligations under our financing arrangements.
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
     Mexico has historically experienced uneven periods of economic growth. Mexico’s gross domestic product (“GDP”) increased 4.8%, 3.3%, 1.3% and 5.5% in 2006, 2007, 2008 and 2010, respectively and decreased by 6.5% in 2009. GDP growth was slightly lower than the Mexico Consensus Board(1) estimated for 2010; however, the Mexico Consensus Board estimates that GDP in Mexico is expected to grow by approximately 4.2% in 2011, while inflation is expected to be less than 5.3%. We cannot assure you that these estimates will prove to be accurate. The Mexican Government has exercised, and continues to exercise, significant influence over the Mexican economy. Accordingly, Mexican governmental actions concerning the economy and state-owned enterprises could have a significant impact on Mexican private sector entities in general and on us in particular, as well as on market conditions, prices and returns on Mexican securities, including our securities.

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
     Mexico historically has had, and may continue to have, high real and nominal interest rates. The interest rates on 28-day Mexican government treasury securities averaged 7.19%, 7.43%, 7.69%, 5.43% and 4.40% in 2006, 2007, 2008, 2009 and 2010 respectively, and for the five-month period ended May 31, 2011, they averaged 4.21%.
     A total of $786.4 million (Ps. 9.7369 billion) of our debt represented by our Trust Certificates Program was incurred in Mexican Pesos at the Mexican interbank rate, TIIE, plus 2.45%. The Company has hedged the risk of this variable rate debt at a maximum rate of 10.8% for the next three years. As of December 31, 2010, the 28-day TIIE rate was 4.8750%, as of March 31, 2011, the rate was 4.8450%, and as of May 31, 2011, such rate was 4.8449%. As of June 23, 2011, the rate was 4.835%.
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
     Our operations, including demand for our products or services and the price of our floating rate debt, have also historically been adversely affected by increases in interest rates in the United States and elsewhere. Particularly, U.S. interest rates reached their highest levels for the past four years during 2007. Although the Federal Reserve Bank implemented “measured” decreases in 2008, and interest rates have remained low due to the global economic crisis, as interest rates rise, the interest payments on our floating rate debt and the cost of refinancing our financing arrangements at maturity will rise as well.

Mexico may experience high levels of inflation in the future, which could adversely affect our results of operations.
     Mexico has a history of high levels of inflation, and may experience high inflation in the future. During most of the 1980s and during the mid- and late 1990s, Mexico experienced periods of high levels of inflation. The annual inflation rates for the last five years, as measured by changes in the National Consumer Price Index, as provided by Banco de México, were:

2006	4.05%
2007	3.76%
2008	6.53%
2009	3.57%
2010	4.40%
2011 (five months ended May 31)	0.30%
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
Political events and declines in the level of oil production in Mexico could affect the Mexican economy and our business, financial condition and results of operations.
     Although as of April 2011 Mexico’s daily oil production statistics indicate there has been no change compared to 2010, production has fallen by more than 500,000 barrels per day compared to 2007 levels and could continue falling in the coming years. Currently, 40% of the total amount of gasoline used for Mexico’s domestic consumption is imported. Specialists have concluded that if investments are not made to further PEMEX’s technological capabilities, its oil production could decline considerably, which could weaken the financial position of the Mexican Government.
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
     The Serrano Segovia family controls the Company through José Serrano Segovia’s direct and indirect ownership of our Shares, and members of the Serrano Segovia family serve as members of our Board of Directors. Holders of our ADSs may not vote at our shareholders’ meetings. Each of our ADSs represents five CPOs. Holders of CPOs are not entitled to exercise any voting rights with respect to the Shares held in the CPO Trust. Such voting rights are exercisable only by the trustee, which is required by the terms of the trust agreement to vote such Shares in the same manner as the majority of the Shares that are not held in the CPO Trust that are voted at any shareholders’ meeting. Currently the Serrano Segovia family owns a majority of the Shares that are not held in the CPO Trust. As a result, the Serrano Segovia family will be able to direct and control the policies of the Company and its subsidiaries, including mergers, sales of assets and similar transactions. See Item 7. “Major Shareholders and Related Party Transactions — Major Shareholders.”
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
     Our ADSs are currently listed on the NYSE. The NYSE requires us to maintain an average closing price of our ADSs of $1.00 or higher over 30 consecutive trading days. On October 17, 2008, we received notice from the NYSE that the price of our ADSs was below listing requirements. As of such date, we had a six-month period to cure this deficiency so we could remain listed on the NYSE. On February 26, 2009, however, the NYSE temporarily suspended the application of its continued listing criteria relating to a minimum average trading price of $1.00 until June 30, 2009 and later extended the period of the suspension until July 31, 2009. Companies trading below the $1.00 minimum price criteria that did not regain compliance during the suspension period recommenced their compliance period upon reinstitution of the stock price continued listing standard. In order to comply with this NYSE listing standard, on August 24, 2009 we changed our ADS ratio from one ADS for every one CPO to one ADS for every five CPOs. For our ADS holders, the ratio change had the same effect as a one-for-five reverse stock split and thereby increased the listing price of our ADSs. As of the close of business on June 10, 2011, the closing price of our ADSs was $1.70.
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
     Maritime Operations. Our Maritime Operations division provides maritime transportation services, including offshore vessels that provide transportation and other services to the Mexican offshore oil industry, tankers that transport petroleum products within Mexican waters, parcel tankers that transport liquid chemical and vegetable oil cargos from and to the United States and Mexico, and tugboats that provide towing services at the port of Manzanillo, Mexico. We provide these services through our fleet of 42 vessels, which includes product and chemical tankers, harbor tugs and a variety of offshore supply vessels.
     Ports and Terminals Operations. We presently operate two Mexican port facilities, Tuxpan and Acapulco, under concessions granted by the Mexican Government, which provide for certain renewal rights. In August 2010, we began operations in the port of Tampico, where we have been granted a two-year permit (renewable for an additional two years) to conduct vessel loading and unloading. This business unit also provides port agent services to vessel owners and operators in the main Mexican ports.
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
     Set forth below are our total revenues over the last three fiscal years for each of our business segments:

	Consolidated Transportation Revenues
	($ in millions)
	Years Ended December 31,
	2010	2009	2008
Maritime Operations	$200.6	$199.6	$206.8
Ports and Terminals Operations	10.3	6.6	8.0
Logistics Operations	89.6	95.4	134.3
Intercompany Revenues*	4.9	6.8	13.8

Total	$305.4	$308.4	$362.9

*	Represents the elimination of intercompany transactions between segments.
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
     We closed our first, second, and third issuances of trust certificates under the program on July 19, 2007, April 30, 2008, and July 1, 2008 in an amount of 3 billion Pesos, 1.55 billion Pesos, and 4.39 billion Pesos, respectively. Our first issuance was used primarily to refinance existing vessel indebtedness. Our second issuance was used to finance the acquisition of five new and used vessels, and the third issuance was used to finance the acquisition of new and used vessels.
     We closed our fourth issuance of trust certificates under the program on July 29, 2010 in an amount of 10.5 billion Pesos. This issuance was used primarily to repay the previous three issuances, thereby consolidating the debt under the program, and to refinance existing vessel indebtedness.
     Purchase of Two Tugboats
     On February 12, 2007, we entered into an agreement for the purchase of two newbuilding tugboats with Med Yilmaz Shipyard in Turkey for an aggregate purchase price of $14 million. In January 2008 we entered into a line of credit with Natixis to finance 85% of the total purchase price for the acquisition of these tugboats. On March 20, 2008, both vessels commenced operations in our tugboat services division in the Port of Manzanillo, Mexico. The financing facility was prepaid in full in July 2010 with proceeds from our fourth issuance of trust certificates.
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
     AHTS Isla Leon (formerly Sea Wolverine). On April 3, 2008, we entered into an agreement for the purchase from DESS Ciprus Ltd of an Anchor Handling Tug Supply vessel (“AHTS”) Sea Wolverine (which was built in

2008 and has an average BHP of 6,500). This AHTS was delivered in June 2008. We added this AHTS to our offshore fleet in the Gulf of Mexico. The purchase of this vessel was financed by the second tranche of our Trust Certificates Program.
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
     Sale of Five Vessels
     As part of the Company’s plan to modernize its fleet, the Company has sold various of its older offshore vessels in recent years: in April 2009, we sold the AHTS Isla Ballena (1983) and the Supply Isla Coronado (1982); in November 2010 we sold the Supply Isla de Lobos (1978); and in March 2011 we sold the Supply Isla Clarión (1982) and the Supply Marmex III (1980).
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
     In connection with the order, on May 15, 2009, Grupo TMM and SSA agreed that if the tax proceeding were to result in a finding that the amount paid by SSA to its employees was inappropriate or not required, Grupo TMM would not be required to pay the arbitration award to SSA. In addition, on May 15, 2009, Grupo TMM and SSA signed an agreement in which both companies agreed to negotiate the terms of a possible transaction to be carried out in Tuxpan, Veracruz as an alternate method of satisfying the arbitration award. If an agreement between Grupo TMM and SSA could not reached by the end of 2010, and if SSA were to receive an unfavorable ruling in the tax proceeding, then Grupo TMM would pay SSA 50% of its distributions in API Acapulco (the joint venture with SSA) until the arbitration award was paid in full.
     In June 2010, SSA obtained a favorable ruling in its tax proceeding. The ruling was confirmed on November 25, 2010, and on February 1, 2011, Grupo TMM and SSA entered into an agreement pursuant to which the arbitration proceeding was settled in exchange for a payment by the Company to SSA in the amount of Ps. 2.4 million. This settlement agreement supersedes the agreements entered into in 2009.
     Restructuring of Receivables Securitization Facility and Associated Capital Increase
     In December of 2009, Grupo TMM restructured its Securitization Facility. The Facility was created in 2006 by Grupo TMM and several of its subsidiaries. Under the Facility, a Trust (the “Trust”) issued a series of trust certificates backed by receivables assigned to the Trust by certain of Grupo TMM’s subsidiaries.
     As part of the restructuring of the Securitization Facility, a company affiliated with Grupo TMM, Vex Asesores Corporativos, S.A.P.I. de C.V. (“VEX”), purchased certificates with a face value of approximately $86.5 million (the “Purchased Certificates”) from Deutsche Bank AG London.
     As described below, pursuant to a separate agreement between VEX and Grupo TMM, all but $6 million of the Purchased Certificates were subsequently cancelled and were exchanged for cash, equity in Grupo TMM, and other consideration. The transaction with VEX was approved by the Board of Directors of Grupo TMM on the basis of a prior approval by the Auditing and Corporate Governance Committee, which received an independent expert’s fairness opinion on the consideration and other terms and conditions of the transaction.
     In addition, Deutsche Bank AG London, as part of the restructuring, agreed to certain amendments to the Facility. Among other things, Deutsche Bank AG London agreed to release the Logistcs Division’s subsidiaries from the Facility. As a result, receivables generated by those subsidiaries are no longer assigned to the Trust. The cash required for debt service in 2010 was reduced by approximately $37.9 million as a result of this restructuring.
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
     On May 13, 2011, the Company entered into an agreement with Deutsche Bank AG London pursuant to which the Company repurchased all of the certificates held by Deutsche Bank AG London for a total of approximately $9.1 million (approximately Ps. 112.9 million), and all of the certificates were subsequently cancelled concurrently with the cancellation of the subordinated trust certificates held by VEX. Currently there are no outstanding certificates issued by the Trust, and the Company intends to take the formal steps necessary to terminate the facility.
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

	Foreign Trade 2008-2010(a)
	As of December 31,
	(in millions of Dollars)
	2010	2009	2008
Total Exports	$298,361	$229,708	$291,806
Total Imports	$301,482	$234,385	$308,644
Total Trade Flows	$599,843	$464,093	$600,450
Growth Rate—Exports	29.8%	(21.2%)	7.2%
Growth Rate—Imports	28.6%	(24.0%)	9.5%
Growth Rate—Total	29.2%	(22.6%)	8.4%
Growth Rate—GDP(b)	5.5%	(6.5%)	1.3%

(a)	The figures include the in-bound (maquiladora) industry.

(b)	The methodology for calculating Growth Rate-GDP was modified by the Instituto Nacional de Estadistica, Geografia e Informatica (INEGI) and is based on 1993 prices.
Source: Banco de México (BANXICO).
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
     NYSE Continued Listing Standards; Reverse Split of ADSs
     On October 17, 2008, we received an official notice from the NYSE informing us that we were not in compliance with applicable NYSE continued listing standards. As of such date, we had six months in which to reestablish compliance and remain listed on the NYSE. On February 26, 2009, the NYSE suspended until June 30, 2009, later extending the date to July 31, 2009, certain of the listing requirements which we had failed to meet. In order to comply with this NYSE listing standard, on August 24, 2009 we changed our ADS ratio from one ADS for every one CPO to one ADS for every five CPOs. For our ADS holders, the ratio change had the same effect as a one-for-five reverse stock split and thereby increased the listing price of our ADSs. As of the close of business on June 10, 2011, the closing price of our ADSs was $1.70. See Item 9. “The Offer and Listing — The NYSE Continued Listing Standards; Reverse Split of ADSs.”
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
     During 2007, and as part of our business plan, we (i) entered into an agreement for the purchase of two newbuilding tugboats that were delivered in January 2008, (ii) entered into an agreement for the purchase of the PSV Isla Monserrat that was delivered in January 2008, (iii) entered into an agreement for the purchase of the AHTS Isla Leon (formerly Sea Wolverine) that was delivered in June 2008, (iv) entered into an agreement for the purchase of two AHTSs, one of which was delivered in August 2008 and the second of which was cancelled due to a delay of the delivery by the shipyard, (v) entered into an agreement for the construction of two FSIV that were delivered in August and October 2009, respectively and (vi) exercised purchase options for the chemical tankers M/T “Maya” and M/T “Olmeca.”
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
     In addition, we are developing our product tanker business and since July 2005 we have entered into two product tanker contracts with PEMEX under bareboat charters for a five-year term. During 2009 we were awarded a third bareboat charter contract for a product tanker with PEMEX for a five-year period. In 2006, TMM entered into a marketing agreement with Navi8 (formerly FR8), a company that actively trades a time charter fleet, owns and invests in tonnage, manages vessels for third parties and for its own account and acts as an exclusive cargo broker for oil traders. This agreement was designed to enhance TMM’s flexibility to (i) offer vessels to PEMEX under time charter schemes and (ii) enter international markets. This agreement has expired.
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
     Since 2008, we have continued our corporate overhead reduction program. We believe our level of corporate overhead was in line with our business during 2010.
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

Maritime Operations
     Our Maritime Operations include: (a) supply and logistics services to the oil offshore industry at offshore facilities in the Gulf of Mexico and between ports, moving crews and/or cargo to and from oil platforms; (b) product tankers for the transportation in cabotage of petroleum products, such as the distribution of gasoline to a variety of Mexican ports where the gasoline is further distributed inland; (c) parcel tankers, also known as chemical tankers, for the transportation of liquid chemical cargoes between ports in Mexico and the United States; and (d) tugboats that provide harbor towing services in and out of the port of Manzanillo. Mexican law provides that cabotage (intra-Mexican movement between ports) is reserved for ships flying the Mexican flag, which we believe provides us with a competitive advantage in this market. This segment accounted for 66% of consolidated revenues for the year 2010, 65% for the year 2009, and 57% for the year 2008.
     Fleet Management
     As of April 30, 2011, we operated a fleet comprised of product tankers and parcel tankers, as well as a fleet of offshore vessels and tugboats. Of a total of 42 vessels, 40 are owned tonnage (five product tankers, 28 offshore vessels, two parcel tankers and five tugboats) and two are chartered units (one parcel tanker and one product tanker).
     The table below sets forth information as of April 30, 2011, about our fleet of owned and chartered vessels by type, size and capacities:

		Total Dead	Total Cubic
	Number of	Weight Tons	Meter Capacity
Vessel Type	Vessels	(in thousands)	(in thousands)	BHP(*)
Offshore vessels	28	36.3	**	5,116
Product tankers	6	277.3	303.6		**
Parcel tankers	3	41.0	44.3		**
Tug boats	5	2.2	**	4,409

Total	42	356.8	347.9

*	Average Brake Horse Power.

**	Not applicable.
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
     TMM, in its offshore division, provides supply and logistics services to the offshore industry between the ports and the offshore facilities in the Gulf of Mexico through a specialized fleet that includes fast and conventional crew vessels, supply vessels, anchor handling tug supply vessels and Dynamic Positioning (“DP”) vessels. Other services include supply and administration of onboard personnel, coordination and supervision of the maritime transport of staff, materials and equipment from the base on shore to operational points of the vessels within the oil-drilling zone of the Gulf of Mexico, and coordination and supervision of catering and accommodation matters onboard the vessels. As of February 2011, TMM’s offshore fleet represented 12.5% of Mexico’s offshore fleet. As of April 30, 2011, 19 TMM vessels were directly hired by PEMEX, and nine additional vessels were hired by private operators engaged in the construction and maintenance sectors for PEMEX or working in the spot market.
     Product Tankers
     Since 1992, we have provided product tanker chartering services to PEMEX for the transportation of clean and dirty petroleum products, from refineries to various Mexican ports. Our fleet is comprised of six product tankers, which include one long-term contract entered into during August 2009 and five short-term contracts with PEMEX.

     Set forth below is information regarding our product tanker fleet as of April 30, 2011:

							Beam
Vessel	Year	Flag	Hull	DWT(1)	LOA(3)	(m)(4)	(m)	Charterer
Veracruz (formerly Amatlan II)	2002	Mexico	DH(2)	45,467		189	32	Pemex
Palenque II (formerly Choapas II)	1992	Mexico	DH(2)	44,646		182	30	Pemex
Tajin	2003	Mexico	DH(2)	47,147		183	32	Pemex
Tula	2005	Marshal Islands	DH(2)	46,955		183	32	Pemex
Tulum	2000	Marshal Islands	DH(2)	47,131		183	32	Pemex
Seven Express	2007	Panama	DH(2)	45,998		180	32	Pemex

(1)	Dead weight tons.

(2)	Double hull.

(3)	Overall length.

(4)	Meters.
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
     Parcel Tankers
     Our parcel tanker business operates between Mexican and American ports in the Gulf of Mexico, transporting chemicals, vegetable and animal oils and molasses. The majority of the transported cargo is under contracts of affreightment (“COAs”) in which the customers commit the carriage of their cargo over a fixed period time on multiple voyages, with a minimum and a maximum cargo tonnage at a fixed price. The vessel operator is responsible for the vessel, the fuel and the port expenses. Currently, our chemical tanker fleet is comprised of two owned and one time-chartered vessel. We transported 1.1 million tons of goods in our parcel tankers during 2010, 1.4 million tons during 2009, and 1.5 million tons during 2008. Our primary customers that use our parcel tanker services include major oil and chemical companies.
     Set forth below is information regarding our parcel tankers as of April 30, 2011:

							Capacity M3
Vessel	Flag	Year	LOA	Beam	Draft	DWT(1)	Total
			(m)(2)	(m)	(m)
Olmeca	Marshall Islands	2003	130.0	22.4	12.0	15,200	16,800
Maya	Marshall Islands	2002	123.0	20.0	8.7	12,451	14,102
Lynx	Marshall Islands	2008	128.6	20.4	8.7	13,000	13,379

					Total	40,651	44,281

(1)	Dead weight tons.

(2)	Meters.

     Harbor Towing
     Since January 1997, TMM (formerly Servicios Mexicanos en Remolcadores, S.A. de C.V.) has provided tugboat services in the port of Manzanillo under a 10-year concession, including port docking and navigation in and out of channels and port facilities into open waters. In December 2006, the concession to operate this business was renewed by the relevant authorities for eight more years. As of April 30, 2011 we are operating five owned vessels in this port.
     Customers and Contractual Arrangements
     The primary purchasers of our Maritime Operations services are multi-national oil, gas and chemical companies. These services are generally contracted for on the basis of short-term or long-term time charters, voyage charters, contracts of affreightment or other transportation agreements tailored to the shipper’s requirements. In 2010, our ten largest customers accounted for approximately 92% and 58% of Maritime Operations revenues and consolidated revenues, respectively. The loss of one or a few of our customers could have a material adverse effect on the results of operations of our Maritime Operations.
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
Ports and Terminals Operations
     We conduct operations at the Mexican ports of Acapulco, Tuxpan and Tampico. We have been granted three partial assignment agreements of rights and obligations in respect to our operations at Tuxpan. Additionally, we own land and a multipurpose cargo terminal in Tuxpan. Our concession in Acapulco and our partial assignment agreement of rights and obligations in Tuxpan give us the right of first refusal to continue operations for a second term once the term of the original contract expires. In August 2010, we began operations in the port of Tampico, where we have been granted a two-year permit (renewable for an additional two years) to conduct vessel loading and unloading. Ports and Terminals operations accounted for 3% of consolidated revenues in 2010 and 2% in 2009 and 2008.
     The following table sets forth our existing port facilities and concessions:

Port	Concession	Date Awarded	Duration
Acapulco	Integral port administration	June 20, 1996	25 years (with the possibility of extension)

Tuxpan	Approximately 1,300 meters of waterfront	September 25, 2000	20 years (with the possibility of extension)

	Approximately 0.8 hectares of land	April 7, 1997	20 years (with the possibility of extension)

	Stevedoring Services	August 4, 1999	10 years. (extension for additional 10 years was exercised in 2009).

Tampico	Permit for loading and unloading operations	July 9, 2010	2 years (with the possibility of extension)
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
     In 2010, we handled 58,000 automobile exports for Volkswagen, Chrysler and Nissan to South America and Asia, reflecting an increase of 173% from 2009, when we handled approximately 21,209 automobiles at our terminal.
     Acapulco is one of the main tourist ports in Mexico. Major cruise ship lines, such as Carnival, Royal Caribbean, Princess and Holland America, among others, make use of our terminal. During 2010, we had 138 cruise ship calls, which represents a 38% increase from 100 calls in 2009.
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

     Tampico
     In July 2010, we were granted a two-year permit (renewable for an additional two years) to conduct vessel loading and unloading operations in the public berths at the port of Tampico. Our operations in Tampico involve the loading and unloading of general cargo, such as steel and wood.
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
     Logistics Operations
     Through TMM Logistics, S.A. de C.V. (“TMM Logistics”), a wholly owned subsidiary of Grupo TMM, we provide dedicated logistics trucking services to major manufacturers, including automobile manufacturers, and retailers with facilities and operations throughout Mexico. We offer full-service logistical facilities in major industrial cities and railroad hubs throughout Mexico, including in Aguascalientes, Toluca, Puebla, Veracruz, Nuevo Laredo, Mexico City and Monterrey, among others. The services that we provide include consulting, analytical and logistics outsourcing services, which encompass the management of inbound movement of parts to manufacturing plants consistent with just-in-time inventory planning practices; logistics network (order-cycle) analysis; logistics information process design; trucking, auto haulage and intermodal transport; warehousing and bonded warehousing facility management; supply chain and logistics management; product handling and repackaging; local pre-assembly; maintenance and repair of containers in principal Mexican ports and cities; and inbound and outbound distribution using multiple transportation modes. Due to the scope of our operations, together with the extent of our experience and resources, we believe that we are uniquely positioned to coordinate the entire supply chain for our customers. This segment accounted for 29% of consolidated revenues in 2010, 31% in 2009, and 37% in 2008.
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
     Trucking Services
     In conjunction with our logistics facilities, we offer truck transport and dedicated logistics trucking services as a value-added component to streamline the movement of products to and from major Mexican cities and rail hubs. Under Mexican law, truck transportation within Mexico can be performed only by Mexican-owned companies, such as Grupo TMM. As of April 30, 2011, we operated 330 trucks. We currently provide dedicated trucking services to several major manufacturers and retailers including Jumex, Nestle, Unilever, Home Depot and Nissan.
     Our over-the-road units provide trucking services on a spot basis to major retail stores and consumer product companies. We also provide intermodal services for drayage cargo at Pantaco in Mexico City and Monterrey.
     Container Repair and Maintenance
     We offer maintenance and repair services for dry and refrigerated containers in Manzanillo, Veracruz, Altamira, Ensenada, Aguascalientes, Distrito Federal (Pantaco) and Mazatlan. These services involve keeping refrigerated components and other parts of a container in useable condition, including mechanical repair, welding and repainting of such containers.
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
     Warehousing Services
     We added warehousing to our logistics services in 2006 through the acquisition of Almacenadora de Depósito Moderno, S.A. de C.V. Organización Auxiliar de Crédito (“ADEMSA”). ADEMSA currently operates over 480,000 square meters of warehousing space throughout Mexico, including 68,000 square meters of direct warehouse space (the largest of which is located in northern Mexico City). Due to its regulated nature, ADEMSA is one of a limited number of warehousing companies authorized by the Mexican Government to provide bonded warehousing services and to issue negotiable certificates of deposit.
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
     Currently, our auto haulage business operates 120 trucks and 240 haul-away trailers.
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
     The Company’s primary competitor in the parcel tanker business is Stolt-Nielsen Transportation Group Ltd. Some other competitors in this business include Clipper, Eitzen and Tradewind Tankers, Nordic Tankers and Caribe Tankers.
     Our tugboat business does not have a direct competitor within the port of Manzanillo, however other important tugboat operations in Mexico are provided by Saam Remolques, S.A., Cia. Maritima del Pacifico, S.A. de C.V. and Cia Maritima Mexicana, S.A. de C.V.
     The Company’s primary competitors in the product tanker business are Arrendadora Ocean Mexicana, S.A. de C.V., Naviera Tulum, S.A. de C.V., Naviera Tapias, S.A. and Naviera del Sureste, S.A. de C.V. and PMI Trading.
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
Organizational Structure
     We hold a majority of the voting stock in each of our subsidiaries. The most significant subsidiaries, as of April 30, 2011, include:

	Country of	Ownership	Voting
Name	Incorporation	Interest	Interest
Administración Portuaria Integral de Acapulco S.A. de C.V. (Ports)*	Mexico	51%	51%
Lacto Comercial Organizada, S.A. de C.V. (Trucking)	Mexico	100%	100%
Autotransportación y Distribución Logística, S.A. de C.V.(Logistics)	Mexico	100%	100%
Transportación Marítima Mexicana, S.A. de C.V. (formerly Naviera del Pacífico, S.A. de C.V.) (Product and Parcel Tankers, Offshore vessels and harbor tugboat operations)	Mexico	100%	100%
Terminal Marítima de Tuxpan, S.A. de C.V. (Ports)	Mexico	100%	100%
TMM Logistics, S.A. de C.V. (Logistics)	Mexico	100%	100%
TMM Agencias, S.A. de C.V. (Shipping agencies)	Mexico	100%	100%
TMM División Marítima, S. A. de C. V. (Offshore vessels)	Mexico	100%	100%
TMM Remolcadores, S. A. de C. V. (Tugboat vessels)	Mexico	100%	100%
TMM Parcel Tankers, S. A. de C. V. (Tanker vessels)	Mexico	100%	100%
Almacenadora de Deposito Moderno, S. A. de C. V. (Warehousing)	Mexico	100%	100%

(*)	Less than wholly owned by the Company.

Property, Plant and Equipment
     Our principal executive offices are located in Mexico City, and are currently under lease from March 2006 through March 2021. Our business activities and the business activities of our subsidiaries in the logistics and transportation fields are conducted with both leased and owned equipment, and, in certain instances, through concessions granted to us by the Mexican Government. We were granted the right to operate certain facilities, including certain cruise ship terminals and ports, as part of franchises awarded through the Mexican Government’s privatization activity. We operate facilities, either through leases or with direct ownership interests, in Acapulco, Aguascalientes, Altamira, Campeche, Coatzacoalcos, Cuernavaca, Ensenada, Hermosillo, Veracruz, Mexico City, Monterrey, Nuevo Laredo, Puebla, Queretaro, Toluca and Tuxpan. See Item 4. “Information on the Company — Business Overview,” and Notes 8 and 9 to the accompanying Audited Consolidated Financial Statements contained elsewhere herein.
     The Company has adopted the revaluation model to determine the carrying amounts for one class of its fixed assets (properties), in accordance with IAS 16, “Property, Plant and Equipment.” As a result, in December 2010, the Company recognized a net surplus of $93.4 million from the revaluation of fixed assets as follows: land ($88.9 million); buildings and facilities ($4.7 million); and construction in progress ($(0.2) million). See Note 3i to the accompanying Audited Consolidated Financial Statements contained elsewhere herein.
     Concession Rights and Related Assets as summarized below:

	Years Ended December 31,		Estimated Amortization Life
	2010	2009	(Years)
	(In thousands of Dollars)
API Acapulco	$6,783	$6,783	10
Tugboats in the port of Manzanillo	2,170	2,170	*

	8,953	8,953
Accumulated amortization	(6,104)	(5,833)
Concession rights and related assets—net	$2,849	$3,120

(*)	Fully amortized.

     Property, Plant and Equipment are summarized below:

			Estimated Total
	Years Ended December 31,		Useful Lives
	2010	2009	(Years)
	(In thousands of Dollars)
Vessels	$576,568	$511,691	25
Dry-docks (major vessel repairs)	5,811	6,327	2.5
Buildings and installations	15,895	10,964	20 and 25
Warehousing equipment	914	1,094	10
Computer equipment	600	865	3 and 4
Terminal equipment	738	885	10
Ground transportation equipment	26,638	27,308	4, 5 and 10
Other equipment	1,089	1,179

	628,253	560,313

Land	106,866	20,552
Construction in progress	26,523	107,563

Total Property, Plant and Equipment—net	$761,642	$688,428

     As of December 31, 2010, 26 offshore vessels, 5 tanker vessels and 5 tugboats have been pledged to secure our obligations under our Trust Certificates program. In addition, 7 properties have been pledged to secure our obligations under our line of credit from Banco Nacional de Comercio Exterior, and 39 trucks and trailers have been pledged to secure our obligations under our financing facility with Daimler Financial Services Mexico.
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
     Over the last few years, we have made and continue to make significant changes to our business, including:
▪	Reducing our corporate overhead: Over the last few years, we have significantly reduced our operating costs by reducing our corporate executive headcount from 222 to 97 full-time equivalent positions, through the elimination of redundant functions and the transfer of certain employees to other business areas within the Company. For 2011, no further reductions are contemplated. However, as part of our business strategy, we intend to maintain our corporate expenses at a level no greater than 5% of our revenues. See “— Business Strategy — Reducing Corporate Overhead and Other Operating Costs.”

▪	Introducing cost-saving technology: We have developed TMM Plus, an Internet-based information systems platform that integrates logistics services, thereby increasing the efficiency of our logistics operations. The information systems platform supports dedicated logistics contracts and yard management. The systems platform allows our customers to access information regarding the location and status of their cargo via computer. See “— Logistics Operations — TMM Plus.”

▪	Extending the maturity of our debt: During 2006, we repaid in full all of our public debt, including the Grupo TMM 10 1/4% Senior Notes due 2006 (the “2006 Notes”) and the Grupo TMM Senior Secured Notes due 2007 (the “2007 Notes”). In September 2006, we also entered into (i) a $200 million receivables securitization facility with Deutsche Bank AG that matures in September 2012, which was successfully restructured in December 2009 and prepaid in full in May 2011, and (ii) other credit agreements to finance the acquisition of offshore vessels, parcel tanker and tugboats. We continue to review and analyze alternatives to refinance our debt to extend the maturity and reduce the interest expense thereof. See Item 4. “Information on the Company — Recent Developments — Mexican Peso-Denominated Trust Certificates Program” and “— Restructuring of Receivables Securitization Facility and Associated Capital Increase.”

▪	Our Trust Certificates Program: On April 30, 2007 we established a Mexican Peso-Denominated Trust Certificates Program for the issuance of trust certificates, which are securities secured by trust assets and denominated in Mexican Pesos, for an aggregate amount of Ps. 9 billion. We closed our first, second, and third issuances of trusts certificates under the program on July 19, 2007, April 30, 2008, and July 1, 2008, respectively, in an amount of Ps. 3 billion, Ps. 1.55 billion, and Ps. 4.39 billion, respectively. Our first issuance was used primarily to refinance existing vessel indebtedness. Our second issuance was primarily used to finance the acquisition of five new and used vessels for an approximate aggregate amount of $111.4 million. Our third issuance was used to acquire new and used vessels. We closed our fourth issuance of trust certificates under the program on July 29, 2010 in an amount of 10.5 billion Pesos. This issuance was used primarily to repay the previous three issuances, thereby consolidating the debt under the program, and to refinance existing vessel indebtedness.

▪	Purchase of 100% Almacenadora de Depósito Moderno, S.A. de C.V. Organización Auxiliar de Crédito (“ADEMSA”): On December 13, 2006, the Company purchased 100% of ADEMSA’s shares. ADEMSA currently operates over 480,000 square meters of warehousing space throughout Mexico, including 68,000 square meters of direct warehouse (the largest of which is located in northern Mexico City). Due to its regulated nature, ADEMSA is one of a limited number of warehousing companies authorized by the Mexican Government to provide bonded warehousing services and to issue negotiable certificates of deposit.

▪	Purchase of Assets from Autoconvoy Mexicano, S.A. de C.V.: On July 19, 2007, Grupo TMM acquired from Autoconvoy Mexicano, S.A. de C.V., operating assets including a fleet of 228 trucks and 423 haul-away trailers, each equipped with a satellite tracking system. We have our own yards in Puebla, Aguascalientes and Cuernavaca, equipped with all the necessary facilities for the operation of the newly formed TMM Logistics haul-away division (management offices, repair shops, shelter yards, security, warehouses, etc). Since July 19, 2007, Grupo TMM has been coordinating and distributing vehicles on a national level, from the main automotive manufacturers’ plants, to the national dealers or borders for export purposes.

▪	Sale of Certain Subsidiaries: During 2008, Grupo TMM, in an effort to streamline its operations and reduce operating costs, sold certain non-strategic subsidiaries and recognized a $17.7 million gain on the sale of such subsidiaries. On April 20, 2010, Grupo TMM agreed to sell its stockholdings in the companies that comprised Grupo Seglo to its partner for $4.9 million (Ps. 60 million) (See Note 1 to the accompanying Audited Consolidated Financial Statements contained elsewhere herein).
Operating Results
     The following discussion should be read in conjunction with, and is qualified in its entirety by reference to our Financial Statements and the notes thereto appearing elsewhere in this Annual Report. Our Financial Statements have been prepared in accordance with IFRS, which differ in certain respects from U.S. GAAP.

General
     Set forth below is a summary of the results of operations:

	Year Ended December 31,
	2010	2009	2008
	(In millions of Dollars)
Consolidated Transportation Revenues
Maritime Operations	$200.6	$199.6	$206.8
Ports and Terminals Operations	10.3	6.6	8.0
Logistics Operations	89.6	95.4	134.3
Intercompany revenues	4.9	6.8	13.8

Total	$305.4	$308.4	$362.9

Income on Transportation
Maritime Operations	$59.8	$55.7	$42.0
Ports and Terminals Operations	3.7	1.4	1.6
Logistics Operations	(13.5)	(9.9)	(12.0)
Shared corporate costs	(14.8)	(17.7)	(20.4)

Total	$35.2	$29.5	$11.2

     Fiscal Year ended December 31, 2010 Compared to Fiscal Year ended December 31, 2009
     Revenues from operations for the year ended December 31, 2010 were $305.4 million compared to $308.4 million for the year ended December 31, 2009.

	Consolidated Transportation Revenues
	($ in millions)
	Years Ended December 31,
					Y2010 vs.
		% of Net		% of Net	Y2009
	2010	Revenues	2009	Revenues	% Change
Ports and Terminals Operations	$10.3	3.4%	$6.6	2.1%	56.1%
Maritime Operations	200.6	65.7	199.6	64.7	0.5%
Logistics Operations	89.6	29.3	95.4	30.9	(6.1)%
Intercompany Revenues (*)	4.9	1.6	6.8	2.3	(27.9)%

Total	$305.4	100.0%	$308.4	100.0%	(1.0)%

(*)	Represents the elimination of intercompany transactions between segments.
     Ports and Terminals Operations
     Ports and Terminals Operations’ revenues increased 56.1% to $10.3 million for the year ended December 31, 2010, compared to $6.6 million for the year ended December 31, 2009, and accounted for 3.4% of total net revenues. This increase was mainly attributable to increased volumes at the port of Acapulco, as a result of increased cruise ship calls 38% higher than in 2009 due principally to a new cruise line, Pullmantur, calling in Acapulco and to an increase in the auto handling business, from 21,209 automobiles in 2009 to 58,000 in 2010.
     Maritime Operations
     Maritime Operations’ revenues increased 0.5% to $200.6 million in 2010 compared to $199.6 million in 2009 and accounted for 65.7% of total net revenues. This increase was mainly attributable to a 27.7% increase in revenues in our tugboat business due to increased cruise ship calls at Manzanillo, and a 21.1% increase in revenues attributable to our offshore vessel operations as a result of the operation of one new process vessel beginning in the first quarter. This increase was partly offset by a 28.7% decrease in revenues attributable to our product tanker operations as a result of the extension of two bareboat charter contracts at lower rates, and a 23.4% decrease in revenues from our chemical tankers business because we have one less vessel in operation.

     Logistics Operations
     Logistics Operations’ revenues decreased 6.1% to $89.6 million in 2010 compared to $95.4 million in 2009 and accounted for 29.3% of total net revenues. This decrease was principally due to a decrease of $12.7 million as a result of the sale of our interest in Grupo Seglo in April 2010. The decrease in 2010 was partly offset by an increase of $2.2 millioin in revenues attributable to our warehousing business due to the expansion of our warehouse capacity and an increase of $3.3 million as a result of increased rates in our auto hauling and maintenance and repair businesses.
Income on Transportation
     Under IFRS, income on transportation reflects revenues on transportation less operating costs and expenses. References to operating income in this Annual Report refer to income on transportation, plus/minus the effect of other income (expenses) as presented in the Financial Statements included elsewhere in this Annual Report.
     Total costs and expenses for the year ended December 31, 2010 decreased 3.1% to $270.2 million from $278.9 million for the year ended December 31, 2009. This decrease was mainly attributable to a decrease of 14.9%, or $10.1 million, in leases and other rents, a decrease of 16.2%, or $4.9 million, in the cost of fuel, materials and supplies, a decrease of 15.4%, or $12.2 million, in salaries, wages and employee benefits. The decrease in 2010 was partly offset by an increase of 35.1%, or $14.9 million, in depreciation and amortization. Operating income increased 19.3% to $35.2 million for the year ended December 31, 2010 from an operating income of $29.5 million for the year ended December 31, 2009.
     The following table sets forth information concerning the Company’s operating income by business segment for the year ended December 31, 2010.

	Grupo TMM Operations
	Income on Transportation(1)(2)
	($ in millions)
	Year Ended December 31,
			Y2010 vs.
			Y2009
			%
	2010	2009	Change
Ports and Terminals Operations	$3.7	$1.4	164.3%
Maritime Operations	59.8	55.7	7.4%
Logistics Operations	(13.5)	(9.9)	(36.4)%
Shared Corporate Costs	(14.8)	(17.7)	16.4%

Total	$35.2	$29.5	19.3%

(1)	Operating results are reported as Income on Transportation in our Financial Statements included elsewhere in this Annual Report.

(2)	To better reflect Grupo TMM’s corporate costs, the Company modified the presentation of its corporate expenses as of December 31, 2009 and 2010, separating human resources and information technology costs to be allocated to each business unit in accordance with their use. Income on transportation includes the following allocated total administrative costs: In 2010: $1.1 million in Ports and Terminals Operations, $5.8 million in Maritime Operations, $12.0 million in Logistics Operations and $15.1 million in shared corporate costs. In 2009: $1.1 million in Ports and Terminals Operations, $5.8 million in Maritime Operations, $12.0 million in Logistics Operations and $15.1 million in shared corporate costs.
     Ports and Terminals Operations
     Ports and Terminals Operations’ operating income for the year ended December 31, 2010 increased to $3.7 million, after deducting $1.6 million of administrative costs, compared to $1.4 million, after deducting $1.1 million of administrative costs, for the year ended December 31, 2009. The increase was primarily due to the recovery of cruise ship activity at Acapulco after concerns about the so-called swine flu or H1N1 flu caused cruise ship calls to decrease in 2009.

Maritime Operations
     Maritime Operations’ operating income for the year ended December 31, 2010 increased to $59.8 million, after deducting $6.2 million of administrative costs, compared to $55.7 million, after deducting $5.8 million of administrative costs in 2009. This increase was mainly due to the improved profitability of our product tanker business, as all vessels operated under charter contracts, and our harbor tugboat operations due to higher volumes in 2010 as a result of a recovery in the number of cruise ship calls at Manzanillo.

Logistics Operations
     Logistics Operations incurred an operating loss for the year ended December 31, 2010 of $13.5 million, after deducting $12.0 million of administrative costs, compared to a loss of $9.9 million, after deducting $12.0 million of administrative costs, for the year ended December 31, 2009. The operating loss in 2010 resulted primarily from an operating loss in our warehousing business due to increased costs and a decline in operations related to agricultural products. We are considering some additional expense provisions related to our warehousing business.
Net Financing Cost

	($ in millions)
	Year Ended December 31,
			Y2010
			vs.
			Y2009
	2010	2009	% Change
Net Financing Cost	$108.1	$118.4	8.7%
     Net financing cost recognized during the year ended December 31, 2010 was a $108.1 million expense, compared to a $118.4 million expense incurred during the year ended December 31, 2009. The decrease was primarily due to the decrease in interest expenses on obligations from sale of receivables. (See Note 14 to the accompanying Audited Consolidated Financial Statements contained elsewhere herein).
Other (Expenses) Income -Net

	($ in millions)
	Year Ended December 31,
			Y2010
			vs.
			Y2009
	2010	2009	% Change
Other (expenses) income — net	$(5.1)	$(5.7)	10.5%
     Other (expenses) income — net for the year ended December 31, 2010 was $5.1 million and included primarily a $2.6 million loss on the sale of certain non-strategic subsidiaries. Other (expenses) income — net for the year ended December 31, 2009 was $5.7 million and included primarily $3.5 million of goodwill impairment and $1.2 million of lease equipment expenses. (See Note 19 to the accompanying Audited Consolidated Financial Statements contained elsewhere herein).
Expenses (Benefit) from Income Taxes

	($ in millions)
	Year Ended December 31,
			Y2010
			vs.
			Y2009
	2010	2009	% Change
Expenses (Benefit) from income taxes	$0.8	$1.1	(27.3%)

     In the year ended December 31, 2010 we incurred a tax expense of $0.8 million, compared to a tax expense of $1.1 million reported for the year ended December 31, 2009.
Non-controlling Interest

	($ in millions)
	Year Ended December 31,
			Y2010
			vs.
			Y2009
	2010	2009	% Change
Non-controlling interest	$1.6	$1.4	14.3%
     Non-controlling interest increased to $1.6 million for the year ended December 31, 2010, from $1.4 million for the year ended December 31, 2009. This increase is due to an increase in net income for the year from companies in which we hold a non-controlling interest.
Net (Loss) Income for the year attributable to stockholders of Grupo TMM

	($ in millions)
	Year Ended December 31,
			Y2010
			vs.
			Y2009
	2010	2009	% Change
Net (Loss) Income for the year attributable to stockholders of Grupo TMM	$(80.6)	$(97.1)	17.0%
     In the year ended December 31, 2010, we incurred a net loss of $80.6 million, or a loss of $0.8 dollars per Share. In the year ended December 31, 2009, we recognized net loss of $97.1 million, or loss of $1.7 dollars per Share.
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
     Ports and Terminals Operations
     Ports and Terminals Operations’ revenues decreased 17.5% to $6.6 million for the year ended December 31, 2009, compared to $8 million for the year ended December 31, 2008, and accounted for 2.1% of total net revenues. This decrease was mainly attributable to lower volumes at the port of Acapulco, as a result of decreased cruise ship calls (10%) due principally to travelers’ concerns about the so-called swine flu or H1N1 flu, and to a decrease in the auto handling business, from 49,629 automobiles in 2008 to 21,209 in 2009.
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
     Logistics Operations
     Logistics Operations’ revenues decreased 29.0% to $95.4 million in 2009 compared to $134.3 million in 2008 and accounted for 30.9% of total net revenues. Revenues were negatively impacted mainly by the decreased volumes in the trucking, auto hauling and automotive businesses as a result of a slowdown of production at auto plants as well as the worldwide economic crisis.
Income on Transportation
     Total costs and expenses for the year ended December 31, 2009 decreased 20.7% to $278.9 million from $351.7 million for the year ended December 31, 2008. This decrease was mainly attributable to a decrease of 32% in leases and other rents, a decrease of 23.2% in the cost of fuel, materials and supplies, a decrease of 24.9% in salaries, wages and employee benefits and an increase of 36.5% in depreciation and amortization. Operating income increased 163.4% to $29.5 million for the year ended December 31, 2009 from $11.2 million for the year ended December 31, 2008.
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
Non-controlling Interest

	($ in millions)
	Year Ended December 31,
			Y2009
			vs.
			Y2008
	2009	2008	% Change
Non-controlling interest	$1.4	$0.5	180%
     Non-controlling interest increased to $1.4 million for the year ended December 31, 2009, from $0.5 million for the year ended December 31, 2008. This increase is due to an increase in net income for the year from companies in which we hold a non-controlling interest.
Net (Loss) Income for the year attributable to stockholders of Grupo TMM

	($ in millions)
	Year Ended December 31,
			Y2009
			vs.
			Y2008
	2009	2008	% Change
Net (Loss) Income for the year attributable to stockholders of Grupo TMM	$(97.1)	$74.9	(229.6)%
     In the year ended December 31, 2009, we incurred a net loss of $97.1 million, or a loss of $1.71 dollars per Share. In the year ended December 31, 2008, we recognized net income of $74.9 million, or income of $1.33 dollars per Share.
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

     Revenue Recognition. Voyage revenues (parcel tankers) are recognized as income at the time the voyage is completed. Revenues associated with voyages in process are deferred and recognized at the conclusion of the voyage. Voyage revenues for the relevant accounting period are recognized as income based on where the shipments originated and the corresponding destination actually reached during that period. This requires that management, at the cut-off date for each accounting period, estimate the progress of shipments during that period. The income and costs of services of other non-maritime operations are recognized at the time when services are provided.
     Financial Statement Translations into U.S. Dollars. In preparing our Financial Statements, we translate amounts in other currencies to U.S. dollars under IFRS based on the guidelines established by IAS 21, “The Effect of Changes in Foreign Exchange Rates.” Pursuant to the revised version of IAS 21 issued by the IASB (see Note 3 to the accompanying Audited Consolidated Financial Statements contained elsewhere herein) “The Effects of Changes in Foreign Exchange Rates,” whereby the concept of functional currency is discussed, Grupo TMM analyzed the economic environment in which its subsidiaries were operating during 2005. The analysis disclosed the need to change the functional currency of some of Grupo TMM’s subsidiaries from the U.S. dollar to the Mexican peso. The revised IAS 21 allows choosing the reporting currency which remained the U.S. dollar in our Financial Statements.
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
     Impairment of Long-Lived Assets. The Company reviews the carrying value of intangible assets and long-lived assets annually and impairments are recognized whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the assets exceeds its recoverable amount, which is the higher of an asset’s net selling price and its value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable discounted cash flows.
     Measurement of the impairment loss is based on the fair value of the asset which is determined based on management estimates and assumptions and by making use of available market data, evaluated in accordance with IAS 36. In evaluating the carrying value and useful lives of long-lived assets, the Company reviews indicators of potential impairment, such as the present value of discounted projected operating cash flows generated for the useful service life of the asset, asset sale and purchase values, business plans and overall market conditions.
     In evaluating the Company’s vessels for impairment, the Company determines the value of the vessel by calculating the present value of its discounted projected operating cash flows over the course of its useful life (assuming a standard useful life of 20 — 25 years) and the expected residual value of the vessel. For each type of vessel, discounted projected operating cash flows are calculated based upon assumptions that include the vessel’s average charter rate in the international market during the previous 10 years and current charter rates as indicated by recognized industry markers such as the Baltic Dry Index. The residual value of a vessel is calculated based on average international scrap prices during the previous 10 years multiplied by a coefficient based on market transactions for similar vessels. The operational cost of each vessel is derived by using the average of the previous 10 years (if data is only available for a shorter period, a shorter period is used), with cost projections determined based on the current use and maintenance expenses actually incurred, including drydocking and other costs. The impairment calculation methodology also incorporates an annual rate of inflation and a discount rate derived from two components, a cost of debt calculation based on the 10-year U.S. dollar LIBOR average and a cost of equity calculation based on the 10-year average interest rate for 10-year U.S. government bonds. Although the Company believes that the assumptions it incorporates into its calculations are reasonable and appropriate, such assumptions are unavoidably subjective.
     For the year ended December 31, 2010 no losses for impairment were determined as the recoverable values for the long-lived assets were significantly higher than their book values. For the years ended December 31, 2009 and

2008 an impairment of $3.5 million and $4.6 million, respectively, was determined based on the result of the calculation of the value in use (discounted cash flows).
     Financial instruments. Financial assets and financial liabilities are recognised when the Company becomes a party to the contractual provisions of the financial instrument. Financial assets are derecognised when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and all substantial risks and rewards are transferred. A financial liability is derecognised when it is extinguished, discharged, cancelled or expires. Financial assets and financial liabilities are measured initially at fair value adjusted by transactions costs, except for financial assets and financial liabilities carried at fair value through profit or loss, which are measured initially at fair value. Financial assets and financial liabilities are measured subsequently as described below.
     Financial assets
     For the purpose of subsequent measurement, financial assets other than those designated and effective as hedging instruments are classified into the following categories upon initial recognition:
•	loans and receivables

•	financial assets at fair value through profit or loss

•	held-to-maturity investments

•	available-for-sale financial assets.
     The category determines subsequent measurement and whether any resulting income and expense is recognised in profit or loss or in other comprehensive income. All financial assets except for those at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described below. All income and expenses relating to financial assets that are recognised in profit or loss are presented within “finance costs,” “finance income” or “other financial items,” except for impairment of trade receivables which is presented within “other expenses.”
     Financial liabilities
     The Company’s financial liabilities include borrowings, trade and other financial liabilities are measured subsequently at amortised cost using the effective interest method, except for financial liabilities held for trading or designated at fair value through profit or loss, that are carried subsequently at fair value with gains or losses recognised in profit or loss.
     Derivative financial instruments
     A specific accounting treatment is required for derivatives designated as hedging instruments in cash flow hedge relationships. To qualify for hedge accounting, the hedging relationship must meet several strict conditions with respect to documentation, probability of occurrence of the hedged transaction and hedge effectiveness. All other derivative financial instruments are accounted for at fair value through profit or loss. For the reporting periods under review, the Company has entered into a hedging derivative financial instrument. This instrument has been entered into to mitigate interest rate risk arising from the trust certificates issued under the Company’s Trust Certificates Program. All derivative financial instruments used for hedge accounting are recognised initially at fair value and reported subsequently at fair value in the statement of financial position. To the extent that the hedge is effective, changes in the fair value of derivatives designated as hedging instruments in cash flow hedges are recognised in other comprehensive income and included within the cash flow hedge reserve in equity. Any ineffectiveness in the hedge relationship is recognised immediately in profit or loss. If a forecast transaction is no longer expected to occur or if the hedging instrument becomes ineffective, any related gain or loss recognised in other comprehensive income is transferred immediately to profit or loss.

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
     Adoption of amendments to IFRS 7 Financial Instruments: Disclosures — improving disclosures about financial instruments. The amendments require additional disclosures for financial instruments that are measured at fair value in the statement of financial position. These fair value measurements are categorized into a three-level fair value hierarchy, which reflects the extent to which they are based on observable market data. A separate quantitative maturity analysis must be presented for derivative financial liabilities that shows the remaining contractual maturities, where these are essential for an understanding of the timing of cash flows. The adoption of these amendments has no effect on Grupo TMM’s disclosures, as there are not any financial instruments measured at fair value or any derivative financial liabilities. A maturity analysis for non-derivative financial liabilities that shows the remaining contractual maturities is presented in Notes 12, 13 and 14 to the accompanying Audited Consolidated Financial Statements contained elsewhere herein and a description of the way in which Grupo TMM manages the liquidity risk inherent in non-derivative financial liabilities is found in Note 27.
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
     Annual Improvements 2009 (effective from July 1, 2009 and later). The IASB has issued Improvements for International Financial Reporting Standards 2009. Most of these amendments become effective in annual periods beginning on or after July 1, 2009 or January 1, 2010. The Company expects the amendments to IAS 17 Leases to be relevant to Grupo TMM’s accounting policies. Prior to the amendment, IAS 17 generally required a lease of land to be classified as an operating lease. The amendment now requires that leases of land are classified as finance or operating leases, applying the general principles of IAS 17. The Company reassessed the classification of the land elements of its unexpired leases at January 1, 2010 on the basis of information existing at the inception of those leases. Any newly classified finance leases were recognized retrospectively. It was determined that the effect on Grupo TMM’s financial statements was not significant.
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
     In addition, the Company notes that its financial statements present its debt obligations on a consolidated basis; however 99.2% of the Company’s debt is held directly by its subsidiaries, each of which services its own debt out of its operating income. Management believes that these factors will enable the Company to remain current in its debt repayments notwithstanding the Mexican Law restriction on the distribution of profits by subsidiaries described below.
     As of December 31, 2010, the respective debt obligations of each of the Company’s subsidiaries were as follows:

TMM División Marítima, S. A. de C. V.	$803,889
TMM Parcel Tankers, S.A. de C.V.	31,816
Transportación Maritima Mexicana, S.A. de C.V.	11,773
Lacto Comercial Organizada, S.A. de C.V.	8,694
Proserpec, S.A.P.I de C.V.	7,629
Grupo TMM, S.A.B.	6,731
TMM Logistics, S.A de C.V.	1,521

Total	$872,053
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
     As of March 31, 2011, Grupo TMM’s total debt amounted to $870.0 million, which includes $788.6 million under our Mexican Peso-Denominated Trust Certificates Program, $10.4 million under the Securitization Facility (the balance of which was subsequently prepaid at a discount in May 2011) and $71.0 million of bank debt owed to several different banks; of this debt, $26.7 million is short-term debt, and $843.3 million is long-term debt. Under IFRS, transaction costs in connection with financings are required to be accounted for as debt.
     As of December 31, 2010 and May 31, 2011, we were in compliance with all of the restrictive covenants contained in our financing agreements.
     As of December 31, 2010, Grupo TMM’s total debt amounted to $872.1 million, which includes $786.4 million under our Mexican Peso-Denominated Trust Certificates Program, $11.8 million under our Securitization Facility, and $73.9 million of bank debt owed to several different banks; of this debt, $34.9 million is short-term debt, and $837.2 million is long-term debt.
     Our total shareholders’ equity in 2010, including non-controlling interest (formerly, minority interest) in consolidated subsidiaries, was $104.9 million, resulting in a debt-to-equity ratio of 8.3.
     As of December 31, 2009, Grupo TMM’s total debt amounted to $784.4 million, which includes $679.3 million under our Mexican Peso-Denominated Trust Certificates Program, $19.9 million under our Securitization Facility, and $85.2 million of bank debt owed to several different banks; of this debt, $23.9 million is short-term debt, and $760.5 million is long-term debt.
     Our total shareholders’equity in 2009, including non-controlling interest in consolidated subsidiaries, was $119.8 million, resulting in a debt-to-equity ratio of 6.5.
     As of December 31, 2008, Grupo TMM’s total debt amounted to $817.5 million, which included $626.1 million under our Mexican Peso-Denominated Trust Certificates Program, $116 million under the Securitization Facility with Deutsche Bank AG and $75.4 million of bank debt owed to several different banks; of this debt, $36.1 million is short-term debt, and $781.4 million is long-term debt.
     Our total shareholders’ equity in 2008, including non-controlling interest in consolidated subsidiaries, was $171.2 million, resulting in a debt-to-equity ratio of 4.8.
     As of December 31, 2007, Grupo TMM’s total debt amounted to $447.8 million, which included $464.5 million of principal, $3 million of interest and transaction costs that reduce the amount outstanding by $19.7 million; of this debt, $31.3 million was short-term debt, and $416.5 million was long-term debt.
     Our total shareholders’ equity in 2007, including non-controlling interest in consolidated subsidiaries, was $118.9 million, resulting in a debt-to-equity ratio of 3.8.
     On January 9, 2008, Grupo TMM (through its subsidiary TMM Remolcadores, S. A. de C. V.) entered into a financing agreement for the acquisition of two tugboats in the amount of $11.9 million (85% of the vessels’ purchase price) with a term of seven years, at a fixed rate of 6.35% with quarterly payments of principal and interest. This financing facility was fully prepaid on July 29, 2010 with proceeds from the fourth issuance under our Trust Certificates Program.
     On January 11, 2008, in order to refinance the acquisition of ADEMSA, Grupo TMM closed a financing agreement in the amount of $8.5 million with a term of seven years, at a fixed rate of 8.01% with semi-annual payments of principal starting on January 2010 and semi-annual interests payments.

     On January 24, 2008, through its subsidiary TMM Flota Maritíma, S. A. de C. V., Grupo TMM obtained a financing facility of up to $100 million for the acquisition and construction of vessels to be delivered from 2008 through 2010. The financing facility was used for the acquisition of one supply vessel for $32.8 million (90% of the purchase price) for a term of seven years. The facility included two kinds of loans, the senior loan of $27.4 million at variable rate of Libor +185 basis points and the junior loan of $5.4 million at variable rate of Libor + 400 basis points, with monthly payments of principal and interest. Both loans were fully prepaid on April 30, 2008 with the proceeds of the second issuance of the Trust Certificates Program.
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
     On July 1, 2008, Grupo TMM issued securities under the third tranche of its Trust Certificates Program for Ps. 4.39 billion, or approximately $425.9 million, at Mexico’s interbank equilibrium interest rate, TIIE, plus 219 basis points. The proceeds from the third tranche of this program were used to acquire additional offshore vessels, to fund required cash reserves and to pay issuance-related expenses.
     In June 2009, Grupo TMM (through its subsidiary TMM División Marítima, S.A. de C.V.) obtained a line of credit in dollars for working capital and/or current accounts for $25.0 million (approximately Ps. 326.1 million) at a variable rate, maturing in June 2015. See “—Other Debt.”
     In November 2009, Grupo TMM obtained a line of credit in Mexican pesos in two tranches, one for working capital and the second for the issuance of letters of credit, for a total of approximately $16.5 million (Ps. 215.0 million), maturing in November 2012, at a variable rate with monthly interest payments. See “—Other Debt.”
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
     On July 29, 2010, Grupo TMM issued trust certificates under the fourth issuance of its Trust Certificates Program in the amount of Ps. 10.5 billion, or approximately $848.0 million, at Mexico’s interbank equilibrium interest rate, TIIE, plus 245 basis points. The proceeds from the fourth issuance have been used to prepay the previous three issuances, thereby consolidating the debt under the program, and to refinance other vessel financings, to fund required cash reserves and to pay issuance-related expenses.
     On May 13, 2011, the Company entered into an agreement with Deutsche Bank AG London pursuant to which the Company repurchased all of the certificates held by Deutsche Bank AG London for a total of approximately $9.1 million (approximately Ps. 112.9 million), and all of the certificates were subsequently cancelled concurrently with the cancellation of the subordinated trust certificates held by VEX. Currently there are no outstanding certificates issued by the Trust, and the Company intends to take the formal steps necessary to terminate the facility. See Item 4. “Information on the Company — Recent Developments — Restructuring of Receivables Securitization Facility and Associated Capital Increase.”
     As of March 31, 2011, we had net working capital (current assets less current liabilities) of $80.3 million. We had net working capital of $107.6 million, $77.6 million and $152.5 million as of December 31, 2010, December 31, 2009, and December 31, 2008, respectively. The increase in net working capital from December 31, 2009 to December 31, 2010 was primarily attributable to an increase of $58.1 million in cash and cash equivalents, of which $11.8 million was a decrease in restricted cash on hand, which was partially offset by an increase in short-term debt of $9.6 million.
     Information on Cash Flows
     Summary cash flow data for the years ended December 31, 2010, 2009 and 2008 is as follows:

	Years Ended December 31,
	2010	2009	2008
		($ in thousands)
Operating activities	96,068	124,262	(50,609)
Investing activities	(22,748)	(57,874)	(384,948)
Financing activities	(7,818)	(91,330)	509,045
Currency exchange effect on cash	4,416	5,053	(48,303)

Net decrease in cash and cash equivalents	69,918	(19,889)	25,185
Cash and cash equivalents at beginning of year	20,018	39,907	14,722

Cash and cash equivalents at end of year	$89,936	$20,018	$39,907

     For the year ended December 31, 2010, the Company’s consolidated cash position increased by $69.9 million from the year ended December 31, 2010. This increase was mainly attributable to a $7.8 million payment of debt under the Securitization Facility and others loans and $22.7 million of investments in fixed assets which was partially offset by $11.8 million of restricted cash.
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
     Our Cash Flows from Operating Activities
     Net cash flows provided by operating activities amounted to $96.1 million in the year ended December 31, 2010 compared to net cash used in operating activities of $124.2 million in the year ended December 31, 2009. This decrease was primarily due to a decrease in restricted funds and by a decrease in working capital principally due to a decrease in collections from customers and an increase in transaction costs related to debt financing. Net cash flows provided by operating activities amounted to $124.2 million in the year ended December 31, 2009 compared to net cash used in operating activities of $50.6 million in the year ended December 31, 2008. This increase was primarily due to increased cash due to a decrease in restricted funds and by an increase in working capital.
The following table summarizes cash flows from operating activities for the periods indicated:

	Years Ended December 31,
	2010	2009	2008
	($ in thousands)
Net (Loss) Income for the year	$(78,916)	$(95,670)	$75,440
Depreciation and amortization and other amortization	67,008	51,489	35,263
(Provision) benefit for income taxes	819	1,087	20,094
Gain on sale of fixed assets—net	679	(3,267)	(19,130)
Impairment test in long-lived assets	—	3,485	4,653
(Increase) decrease in restricted cash	11,843	64,314	(91,027)
Provision for interests on debt	66,148	81,542	80,948
Exchange loss (gain) -Net	37,936	27,392	(143,530)
Total changes in operating assets and liabilities	(9,449)	(6,110)	(13,320)

Net cash provided by (used in) operating activities	$96,068	$124,262	$(50,609)

     Our Cash Flows from Investing Activities
     Net cash used in investing activities for the year ended December 31, 2010 was $22.7 million, which included $32.1 million for the acquisition of vessels and operating equipment, which was partially offset by the sale of operating equipment for $5.3 million, and the sale of certain non-strategic subsidiaries for $4.1 million. Net cash used in investing activities for the year ended December 31, 2009 was $57.9 million, which included $73.5 million for the acquisition of vessels and operating equipment, which was partially offset by the sale of operating equipment for $15.8 million, and the sale of certain non-strategic subsidiaries for $0.2 million. Net cash used in investing activities for the year ended December 31, 2008 was $384.9 million, which included $401.8 million for the acquisition of vessels and operating equipment, which was partially offset by the sale of operating equipment for $2.1 million, and the sale of certain non-strategic subsidiaries for $14.8 million.
     See “— Capital Expenditures and Divestitures” below for further details of capital expenditures and divestitures relating to the years ended December 31, 2010, 2009 and 2008, respectively.
     Our Cash Flows from Financing Activities
     For the year ended December 31, 2010, cash used by financing activities amounted to $7.8 million, which resulted primarily from the payment of debt under the Securitization Facility and others loans.
     For the year ended December 31, 2009, cash used by financing activities amounted to $91.3 million, which resulted primarily from the payment of debt under the Securitization Facility and others loans.
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
     Business Plan
     In 2006, 2007, 2008, 2009 and 2010 the Company made significant capital expenditures as described below in “Capital Expenditures and Divestitures.”
     Maritime Operations. As part of our business plan to have a wholly owned division, we acquired the remaining 40% interest in each of the offshore and tugboat businesses in 2006 and entered into charter contracts for our product tankers. Our intention is to continue growing our offshore and product tanker vessels businesses through the acquisition of additional vessels that should meet PEMEX’s long-term needs, as well as chartering vessels for short-term future bids or contracts. With regard to our product tanker business, we have entered into two product tanker contracts with PEMEX under bareboat charters for a five-year term, which began operations in July 2005. During July 2009, a third product tanker began a five-year bareboat charter contract with PEMEX and two product tankers received short-term timecharter contracts with PEMEX. During 2010, the Company entered into two additional short-term timecharter contracts with PEMEX.
     Ports and Terminals Operations. We own over 2,000 acres of land in the port of Tuxpan. We believe this greenfield could be used in the future in connection with the development of Tuxpan as a major seaport. We intend to continue to seek growth opportunities for our Ports and Terminals Operations.
     Logistics Operations. We intend to expand our alliances with leading companies in the multimodal transportation and logistics businesses, purchase and refurbish certain equipment that will enable us to perform services we previously outsourced, and expand on our “Multipurpose Yards” concepts in the Mexican industry. We also intend to participate further in value added businesses such as less than truck load services (i.e., combining cargo from different customers in order to complete a truck load), refrigerated distribution services and other land transportation and logistics related businesses.
     We intend to finance the above mentioned projects through secured credit arrangements and other asset-backed financings. We cannot guarantee the success of any of the plans discussed above or that we will obtain any of the additional financing necessary to pursue the plans.

     Our Ability to Continue as a Going Concern
     The auditors’ report on our Financial Statements for the year ended December 31, 2010 includes an explanatory paragraph describing the existence of substantial doubt about our ability to continue as a “going concern.” The report observes that (i) the continuation of the Company as an ongoing business depends on our compliance with our financial obligations on a regular basis, (ii) to be successful in our new investments we need to increase our fleet of vessels and take into consideration the requirements of Pemex and our other clients and (iii) the Financial Statements do not include any adjustment over the assets or liabilities that could be necessary if the company is not able to continue as an ongoing business.
     In addition, we have taken certain steps to improve our operating and financial results. The acquisition program for a new fleet of ships has been completed, and our administrative expenses are unchanged. We have consolidated and repaid several loans. On July 29, 2010, we used our fourth issuance of trust certificates under our Trust Certificates Program in an amount of 10.5 billion Pesos to repay and consolidate the first three issuances (see Note 15 to the accompanying Audited Consolidated Financial Statements contained elsewhere herein) and to repay our line of credit with Natixis. In addition, our line of credit with DVB Bank SE was restructured on April 4, 2010 with better conditions. These transactions are all expected to reduce the Company’s financial expenses.
     Despite the recent expansion of our vessel fleet, our total revenues decreased from 2008 to 2009. We attribute this decrease to a deterioration in charter rates and the general slowdown in economic activity during the global economic crisis. These factors resulted in a decrease in vessel utilization rates for our offshore and tanker vessels to 90.8% and 93.8%, respectively, in 2009, from 91.1% and 98.5%, respectively, in 2008. In addition, one of the vessels acquired in 2008, the FPSO Vessel ECO III, did not generate any revenues in 2009, as it did not commence operations until February 2010.
     We believe that our vessel utilization strategy will allow us to improve our operating results. Although the transportation revenues attributable to our specialized maritime division decreased from 2008 to 2009, our earnings from transportation increased over the same period. This increase was due in part to lower vessel operating costs associated with the our newly acquired vessels. The acquired vessels had lower operating costs in part because their depreciation expenses were lower than the leasing expenses for the vessels they replaced. As in 2009, our 2010 operating results showed a slight decrease in total revenues from the prior year, bur our earnings from transportion continued to increase.
     The Company’s management believes that in 2011 its business will see a gradual increase in income and cash flow from operations. These increases would be derived from business levels and assets that are substantially in place as of the end of the Company’s fiscal year 2010. The Company’s management also believes that the aforementioned will permit the Company to continue on its positive trend of increasing efficiency and coverage ratios and realizing its current strategy of creating a healthy and competitive financial structure for the Company in the medium term.
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

     Capital Expenditures and Divestitures
     The following tables set forth our principal capital expenditures and divestitures during the last three years:
Our Principal Capital Expenditures for the Last Three Years
($ in millions)

	Years Ended December 31,
	2010 (a)	2009 (b)	2008 (c)
Capital Expenditures by Segment:
Ports and Terminals Operations	$2.5	$0.5	$0.5
Maritime Operations	14.7	67.2	371.5
Logistics Operations	5.5	1.4	17.7
Corporate	9.4	4.4	12.1

Total	$32.1	$73.5	$401.8

(a)	In 2010, capital expenditures included: (i) Ports and Terminals Operations: $2.5 million in construction in process for the expansion and maintenance of port and terminal facilities; (ii) Maritime Operations: $6.0 million in acquisition of vessels, $7.5 million in equipment improvements, and $1.2 million in construction projects; (iii) Logistics Operations: $2.8 million in operating equipment and related fixed assets, and $2.7 million in construction projects; and (iv) Corporate: $9.4 million in fixed assets and other strategic corporate projects.

(b)	In 2009, capital expenditures included: (i) Ports and Terminals Operations: $0.5 million in construction in process for the expansion and maintenance of port and terminal facilities; (ii) Maritime Operations: $30.1 million in acquisition of vessels, $7.3 million in advances toward the construction of vessels, $28.5 million in equipment improvements, and $1.3 million in construction projects; (iii) Logistics Operations: $0.5 million in operating equipment and related fixed assets, $0.9 million in construction projects; and (iv) Corporate: $4.4 million in fixed assets and other strategic corporate projects.

(c)	In 2008, capital expenditures included: (i) Ports and Terminals Operations: $0.5 million in construction in process for the expansion and maintenance of port and terminal facilities; (ii) Maritime Operations: $282.4 million in acquisition of vessels, $81.1 million in advances toward the construction of vessels, $6.0 million in equipment improvements and $2.0 million in construction projects; (iii) Logistics Operations: $11.9 million in operating equipment and related fixed assets, $5.8 million in construction projects; and (iv) Corporate: $12.1 million in fixed assets and other strategic corporate projects.
Our Principal Capital Divestitures for the Last Three Years
($ in millions)

	Years Ended December 31,
	2010 (a)	2009 (b)	2008 (c)
Capital Divestitures:
Sale of shares of subsidiaries	$4.1	$(0.2)	$14.8
Other assets	5.3	15.8	2.1

Total	$9.4	$15.6	$16.9

(a)	In 2010, capital divestitures included $5.3 million from the sale of other fixed assets.

(b)	In 2009, capital divestitures included $15.8 million from the sale of other fixed assets.

(c)	In 2008, capital divestitures included $2.1 million from the sale of other fixed assets.
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
     On December 18, 2009, as part of the restructuring of the Company’s Securitization Facility, VEX, an affiliate of the Company, purchased certificates with a face value of $86.5 million (approximately Ps. 1.1287 billion). VEX is a Mexican company in which José F. Serrano Segovia (our principal stockholder and Chairman of our Board of Directors) holds a minority equity interest and controls 100% of the voting stock; the remaining equity interest in VEX is held by related and unrelated investors through non-voting shares (see Note 19 to the accompanying Audited Consolidated Financial Statements contained elsewhere herein).
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
     To improve the Company’s amortization profile and to decrease financial expenses, in mid-2010 we began discussing with Deutsche Bank AG London the repurchase of the trust certificates held by Deutsche Bank under our Securitization Facility. In May 2011, the Company finalized the early repurchase of all the certificates held by Deutsche Bank for a total of approximately $9.1 million (approximately Ps. 112.9 million), and all of the certificates were subsequently cancelled concurrently with the cancellation of the subordinated trust certificates held by VEX. Currently there are no outstanding certificates issued by the Trust, and the Company intends to take the formal steps necessary to terminate the facility.

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
     Capital Leases
     The amounts outstanding under our capital leases represent payment obligations under a capital lease agreement, which matured in May 2005 for the financing of a container-handling crane. The agreement contained standard provisions for this type of transaction under which, among other things, we had the option to purchase the financed assets at the end of the lease term at a previously determined price. As of December 31, 2010, the Company had no outstanding capital lease obligations.
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
     On August 11, 2004, the Company also completed a private placement of approximately $6.5 million in principal amount of 2007 Notes to Promotora Servia, an affiliate of certain members of the Serrano Segovia family and $13.7 million in principal amount of 2007 Notes to J.B. Hunt, Inc. Both private placements were accepted as consideration for the cancellation of then current obligations of the Company to these parties. Additionally, on such date, with a portion of the net proceeds of a simultaneous placement of $29 million in principal amount of 2007 Notes to certain members of the ad hoc committee of holders of 2003 Notes and 2006 Notes, the Company paid: (i) $7.2 million in cash with respect to the principal amount of all of the 2003 Notes that were not tendered in the Exchange Offer; (ii) $0.4 million in cash of accrued and unpaid interest on the 2006 Notes that were not tendered in the Exchange Offer; and (iii) financial advisory and other related expenses of the Exchange Offer.
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
     Purchase of Two Chemical Tankers
     On May 25, 2007 the Company purchased the M/T “Maya” and purchased the M/T “Olmeca” on June 19, 2007. We entered into a 10-year line of credit with DVB Bank SE (formerly DVB Bank AG) in an aggregate amount of $52.5 million to finance the acquisition of these chemical tankers. Principal and interest under this loan was payable on a monthly basis. Interest was payable at a weighted average rate of 7.61% per annum. On April 4, 2011, the Company entered into an agreement with the bank to restructure this loan through: (i) full prepayment of the junior loan tranche in an amount totaling $6.5 million (including $0.7 million in breakage costs); (ii) drawing of a new tranche in the amount of $4.0 million with monthly interest payments and a balloon principal payment due upon maturity in June 2017; and (iii) opening of a bridge tranche with monthly drawings of up to $3.5 million over the next 24 months to reduce the principal payments due on the existing senior loan tranche. Both of the new tranches are at a variable rate of the AIR (Actual Interbank Rate) plus 400 basis points, and the Company will pay principal on the bridge tranche beginning in April 2013 on a quarterly basis until maturity in June 2017. As of May 31, 2011, the weighted average rate of interest on the restructured loan was 6.70% per annum. This agreement allows the Company to improve the amortization schedule of this loan facility and reduce the related financial expenses.

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
     We closed our first, second and third issuances of trust certificates under the program on July 19, 2007, April 30, 2008, and July 1, 2008, in an amount of 3 billion Pesos, 1.55 billion Pesos, and 4.39 billion Pesos, respectively. Our first issuance was used primarily to refinance existing vessel indebtedness. Our second issuance was used to refinance vessels indebtedness and the acquisition of new vessels and our third issuance was mainly used to finance the acquisition of new and used vessels. On July 29, 2010, we closed our fourth issuance of trust certificates for Ps. 10.5 billion, or approximately $848.0 million, at Mexico’s interbank equilibrium interest rate, TIIE, plus 245 basis points. The proceeds from the fourth issuance have been used primarily to prepay the previous three issuances, thereby consolidating the debt under the program, and to refinance other vessel financings.
     Auto Haulage Financing
     On July 19, 2007, we purchased certain auto haulage operating assets from Auto Convoy Mexicano, S.A. de C.V., a former Mexican auto hauling company, for an aggregate purchase price of 429 million Pesos. These auto haulage operating assets were incorporated in our logistics division and commenced operations in September 2007.
     The Company entered into a financing facility denominated in Pesos with Daimler Financial Services Mexico, S. de R.L. de C.V. (formerly known as DC Automotriz Servicios, S. de R.L. de C.V.) (“Daimler”) to finance the purchase of these assets in July 2007, for $11.4 million, with 84 monthly payments of principal and interest beginning on January 2008. Interest is payable at a variable rate based on the 91-day TIIE plus 200 basis points. As of December 31, 2009, the facility had an outstanding amount of $8.1 million. In August of 2009, an agreement was reached with Daimler through which the outstanding amount of the facility was reduced by approximately $3.0 million (Ps. 39.4 million).
     A debt recognition and restructuring agreement was entered into with Lacorsa on December 1, 2010, for Ps. 96.7 million (approximately $7.8 million) at a variable rate of the 28-day TIIE plus 3.5 percentage points. Principal is payable in 72 consecutive monthly payments plus accrued interest on the outstanding balance starting January 1, 2011 and maturing in December 2016.
     Other Debt
     In June 2009, the Company secured with Banco Nacional de Comercio Exterior, S.N.C., Institución de Banca de Desarrollo, through its subsidiary TMM División Marítima, S.A. de C.V., a line of credit in dollars for working capital and/or current accounts for $25.0 million (approximately Ps. 309.5 million) at a variable rate, maturing in June 2015. Monthly interest payments are due on outstanding balances and principal is due at maturity. Amounts may be drawn in both dollars and pesos with the possibility of making prepayments on principal without penalty. In July 2009, a first draw was made on the line of credit for $6.9 million (approximately Ps. 85.4 million) at a variable rate of the 30-day Libor plus 600 basis points, with monthly interest payments. As of December 31, 2010, there was no outstanding balance because it was fully prepaid on July 30, 2010.
     In November 2009, a second draw was made on the line of credit for approximately $10.7 million (Ps. 132.9 million) at a variable rate of the 28-day TIIE plus 400 basis points, with monthly interest payments. As of December 31, 2010, the effective rate for this draw on the line of credit was 8.885% with an outstanding balance of approximately $8.1 million (Ps. 100.0 million).
     In December 2009, a third draw was made on the line of credit for approximately $1.0 million (Ps. 11.9 million) at a variable rate of the 28-day TIIE plus 400 basis points, with monthly interest payments. As of December 31, 2010, the effective rate for this draw on the line of credit was 8.8850% with an outstanding balance of approximately $1.0 million (Ps. 11.9 million). In November 2010, the Company secured with Banco Nacional de Comercio Exterior, S.N.C., Institución de Banca de Desarrollo, through its subsidiary TMM División Marítima, S.A. de C.V., a new line of credit in dollars for working capital and/or current accounts for $15.0 million (approximately Ps. 185.7 million) at a variable rate, maturing in June 2015. Monthly interest payments are due on outstanding balances and principal is due at maturity. Amounts may be drawn in both dollars and pesos with the possibility of making prepayments on principal without penalty. The balance of both facilities, together, cannot be over $25.0 million or its equivalent in Mexican pesos. In November 2010, a first draw was made on this new line of credit for approximately $9.3 million (Ps. 115.0 million) at a variable rate of the 28-day TIIE plus 425 basis points, with interest payable monthly. As of December 31, 2010, the effective rate for this draw on the new line of credit was 9.1350% with an outstanding balance of approximately $9.3 million (Ps. 115.0 million).
     In November 2009, the Company secured with Banco Mercantil del Norte, S.A., Institución de Banca Múltiple, through its subsidiary Ficorsa Corporate Services, S.A.P.I de C.V., a special purpose company, a line of credit in Mexican pesos in two tranches, one for the issuance of letters of credit, or Tranche A, and the second for working capital, or Tranche B, for a total of approximately $17.4 million (Ps. 215.0 million), maturing in November 2012, at a variable rate with monthly interest payments.
     In December 2009, a first draw under Tranche A was made for the issue of a letter of credit for $1.9 million (approximately Ps. 25.3 million) maturing February 11, 2010.
     Also in December 2009, a first draw under Tranche B was made for approximately $1.4 million (Ps. 17.1 million) at a variable rate of the 28-day TIIE plus 4.00%, with monthly interest payments. This first Tranche B draw was fully prepaid on February 2, 2010.
     In February 2010, a second Tranche A draw was made for the issue of a letter of credit for $1.1 million (approximately Ps. 13.6 million) maturing on December 31, 2010. The issuance of any letter of credit under Tranche A does not create any payment obligation for the borrower until the holder of the documents presents this for enforcement, accordingly no outstanding balance or effective rate for this portion of the line of credit is reported as of December 31, 2010. During 2010, there were various Tranche B draws for a total amount of $8.8 million (approximately Ps. 109 million), at a variable rate of the 28-day TIIE plus 4.00%, with interest payable monthly. All of these draws were fully paid in 2010, accordingly no outstanding balance or effective rate for this portion of the line of credit is reported as of December 31, 2010
     In July 2010, the Company secured with Autofin México, though its subsidiary Proserpec Servicios Administrativos, S.A.P.I. de C.V., a line of credit in Mexican pesos for working capital for a total of approximately $8.1 million (Ps. 100.0 million), maturing in June 2012, at a variable rate of the 28-day TIIE plus 450 basis points with interest payable monthly.
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
     The Company’s income from operations may therefore be materially affected by variances in the exchange rate between the U.S. dollar and the Mexican Peso. The Company has sought to minimize its exposure to foreign currency risk by holding its debt primarily in Mexican Pesos. Mexican Pesos historically have been subject to greater risk of devaluation and have tended to depreciate against the U.S. dollar. Currently, approximately 87% of the Company’s indebtedness is denominated in Mexican Pesos, most of which is long-term debt incurred in connection with the Company’s Trust Certificates Program. Certificates issued under the Trust Certificates Program have a 20-year term and do not require the Company to make any principal payments prior to maturity.

     The Company currently believes that its strategy of holding the majority of its debt as long-term, Mexican Peso-denominated debt will allow it to effectively manage its foreign currency risk without the use of currency derivatives or other hedging instruments. However, Company has in the past, and may from time to time in the future, enter into currency derivatives denominated in Mexican Pesos or other relevant currencies to attempt to manage its foreign currency risk. These derivatives should allow the Company to offset an increase in operating and/or administrative expenses arising from foreign currency appreciation or depreciation against the U.S. dollar. See Item 11. “Quantitative and Qualitative Disclosures About Market Risk — Foreign Currency Risk.”
Trend Information
     Historically, a substantial portion of the revenue generated by our maritime operations has been achieved through contracts with PEMEX. In, 2008, 2009 and 2010, 57%, 58% and 69%, respectively, of the revenue generated by maritime operations resulted from contracts with PEMEX. We believe that we will further increase our revenues in this business segment going forward. PEMEX is expected to increase its deep water exploration in order to restore its decreasing oil reserves; as a result, we expect an increase in PEMEX demand for different types of vessels on the offshore sector.
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
Off-Balance Sheet Arrangements
     As of December 31, 2010, we did not have any off-balance sheet arrangements. We report our assets and liabilities according to the current IFRS as issued by the IASB.
Contractual Obligations
     The following table outlines our obligations for payments under our capital leases, debt obligations, operating leases and other financing arrangements for the periods indicated as of December 31, 2010:

	Less than			More than
Indebtedness (1)	1 year	1-3 years	3-5 years	5 years	Total
	(Dollars in thousands, unless noted otherwise)
Mexican Trust Certificates (2)	10,837	—	—	775,535	786,372
Parcel Tanker Vessels Financings (3)	3,483	6,667	5,000	16,666	31,816
Land and Logistics Equipment Financing (4)	1,496	2,283	6,436	—	10,215

	Less than			More than
Indebtedness (1)	1 year	1-3 years	3-5 years	5 years	Total
	(Dollars in thousands, unless noted otherwise)
Refinancing Acquisition ADEMSA(5)	1,631	3,400	1,700	—	6,731
Working Capital PROSERPEC (6)	5,604	2,025	—	—	7,629
Other Debt (7)	—	—	17,517	—	17,517

Total	$23,051	$14,375	$30,653	$792,201	$860,280

	Less than			More than
Operating Lease Obligations (8)	1 year	1-3 years	3-5 years	5 years	Total
Vessel, Transportation Equipment and Other Operating Leases	$3,953	$8,260	$8,076	$22,596	$42,885

Total	$3,953	$8,260	$8,076	$22,596	$42,885

	Less than			More than
Other (9)	1 year	1-3 years	3-5 years	5 years	Total
Securitization Facility	$9,963	$1,364	$446	$—	$11,773

Total	$9,963	$1,364	$446	$—	$11,773

(1)	These amounts include principal payments and accrued and unpaid interest as of December 31, 2010.

(2)	Debt allocated in one special purpose company in connection with the financing of tanker vessels, offshore vessels and tugboats denominated in Mexican Pesos (Trust Certificates Program).

(3)	Debt allocated in one special purpose company in connection with the financing of two parcel tanker vessels.

(4)	Debt in connection with the Land & Logistics equipment financing, denominated in Mexican Pesos.

(5)	Debt in connection with ADEMSA acquisition refinancing.

(6)	Debt allocated in one special purpose company for working capital.

(7)	Debt allocated in two special purpose companies for working capital and letter of credit issuances.

(8)	These amounts include the minimum lease payments.

(9)	These amounts include principal payments and accrued and unpaid interest as of December 31, 2010 under the Securitization Facility.
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
     Our current Board of Directors was elected and ratified at the Company’s Annual General Ordinary Shareholders’ Meeting held on April 30, 2011. Our directors and alternate directors, their principal occupations and years of service (rounded to the nearest year) as a director or alternate director are as follows:

		Years as a
		Director or
		Alternate
Name	Principal Occupation	Director	Age
Directors
José F. Serrano Segovia	Chairman of the Board of Grupo TMM	39	70
Ramón Serrano Segovia	First Vice-chairman of Grupo TMM	20	64
Maria Josefa Cuevas de Serrano	Second Vice-chairman of Grupo TMM	5	65
José Luis Salas Cacho	Private Investor	6	57
Ignacio Rodríguez Rocha	Attorney	20	75
Lorenzo Cué Sánchez Navarro	Private Investor	20	45
Luis Martínez Argüello	Private Investor	6	70

		Years as a
		Director or
		Alternate
Name	Principal Occupation	Director	Age
Sergio Chedraui Eguia	Private Investor	5	35
José Luis Ávalos del Moral	Private Investor	4	68
Miguel Alemán Velasco	Private Investor	2	79
Miguel Alemán Magnani	Private Investor	2	45
Manuel Rodríguez de Castro	Private Investor	2	47
Alternate Directors
José Francisco Serrano Cuevas	President Deputy Director	10	30
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
     Executive Officers
     Our officers serve at the discretion of our Board of Directors. Our executive officers, their position and years of service with us and as an executive officer are as follows:

		Years of	Executive
Name	Position	Service	Officer
Corporate Directors
José F. Serrano Segovia	Chairman of the Board and Chief Executive Officer	39	19
Jacinto David Marina Cortés	Deputy Chief Executive Officer	20	20
Carlos Pedro Aguilar Mendez	Chief Financial Officer, Corporate Administrative Director and Finance Director	21	4
Agustín Salinas Gonzalez	Corporate Human Resources Director	14	4
Elvira Ruiz Carreño	Corporate Audit Director	15	8
Business Unit Directors
Luis Manuel Ocejo Rodriguez	Director, Maritime Transportation	28	4
Roberto Martínez Ríos	Director, Ports and Terminals	2	2
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
Compensation
     For the year ended December 31, 2010, the aggregate total compensation paid to our directors, alternate directors and executive officers for services in all capacities was approximately $5.4 million. See Item 7. “Major Shareholders and Related Party Transactions.”

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
     Statutory Auditor
     Pursuant to the Mexican Securities Market Law (MSML), the surveillance of the Company is entrusted to different committees (i.e., Audit and Corporate Practices Committees), as previously described, which replace the role of the Statutory Auditor. At the Extraordinary Shareholders’ Meeting held on December 20, 2006, the Statutory Auditor, Salles Sainz — Grant Thornton, S.C (SSGT), Mr. Javier García Sabaté, and the alternate Statutory Auditor were duly replaced by the Audit and Corporate Practices Committee of the Company. However, SSGT continue to serve as the Statutory Auditor for the majority of our subsidiaries.

Employees
     As of March 31, 2011, we had 3,280 employees, approximately 41% of whom were unionized. As of December 31, 2010, we had 3,214 employees, approximately 54% of whom were unionized. As of December 31, 2009, we had 5,605 employees, approximately 79% of whom were unionized. As of December 31, 2008, we had 6,470 employees, approximately 76% of whom were unionized. The decrease in the number of our employees from 2009 is largely due to the sale of our interest in the companies that comprised Grupo Seglo. In accordance with customary practice in Mexico, we negotiate union contracts annually with regard to wages and every two years with regard to other matters, including benefits. We have experienced nine strikes since 1958. The longest of these strikes occurred in 1981 and lasted 21 days. We have not experienced a strike since 1987 and believe that relations with our employees are good.
Share Ownership
     As of June 10, 2011, the Serrano Segovia family held 41,217,193 Shares directly, and the CPO Trustee maintained 39,096,840 Shares of our capital stock in the form of ADSs, including 3,512,500 Shares that are beneficially owned by the Serrano Segovia family. Accordingly, as of such date, the Serrano Segovia family controlled the voting power of our capital stock. The voting power controlled by the Serrano Segovia family varies from time to time, depending upon the number of Shares held by the Serrano Segovia family and by the CPO Trust and others. As of June 10, 2011, other than as set forth below in the section entitled “Major Shareholders,” each of our other directors, alternate directors or executive officers owns less than one percent of our Shares on an individual basis.
     Shares were contributed to the CPO Trust established with a 30-year term by Nacional Financiera, S.N.C. (the “CPO Trustee”) on November 24, 1989. The CPO Trustee authorized the issuance of non-redeemable ordinary participation certificates (certificados de participación ordinarios no amortizables) (“CPOs”) that correspond to our Shares. One CPO may be issued for each Share contributed to the CPO Trust. CPOs constitutes separate negotiable instruments different and apart from the Shares, and afford to their holders only economic rights with respect to the Shares held in the CPO Trust. Such voting rights are exercisable only by the CPO Trustee, which is required by the terms of the CPO Trust to vote such Shares in the same manner as holders of a majority of the outstanding Shares not held in the CPO Trust and voted at the relevant meeting. Mexican and non-Mexican investors may hold CPOs without restrictions of any kind. The acquisition of Shares representing 5% or more of the capital stock of Grupo TMM by any person or group of persons (other than the Serrano Segovia family and the CPO Trustee), in one or a series of simultaneous or successive transactions requires the prior approval of the Board of Directors. As of June 10, 2011, the CPO Trustee held CPOs representing an aggregate of 39,096,840 Shares in the form of ADSs.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Major Shareholders
     The following table indicates, as of June 10, 2011, unless otherwise indicated, the shareholders that beneficially own 5% or more of our outstanding Shares (the “Major Shareholders”). The percentage of our outstanding Shares owned by each Major Shareholder shown below is based on the 101,994,641 Shares outstanding as of June 10, 2011. For purposes hereof, each Major Shareholder with shared voting or investment authority with respect to certain securities is deemed to beneficially own all such securities.

		Percentage of
	Number	Shares
Shareholder	of Shares	Outstanding(c)
José F. Serrano Segovia (a)(b)	36,632,809	35.9%

a)	Based upon information made known to the Company and reports of beneficial ownership filed with the SEC, José F. Serrano Segovia beneficially owns 36,632,809 Shares, including 28,359,964 Shares held by

VEX, a Mexican corporation in which José F. Serrano Segovia holds 100% of the voting stock, and 561,350 Shares beneficially owned by Promotora Servia, S.A. de C.V. (“Promotora”), a Mexican corporation controlled by José F. Serrano Segovia. Of the 561,350 Shares beneficially owned by Promotora, 560,850 Shares are owned directly by its subsidiary, Servicios Directivos Servia, S.A. de C.V. (“Servicios”), a Mexican corporation.

b)	Members of the Serrano Segovia family have pledged an aggregate of 7,513,867 Shares to IXE Banco, S.A. (“IXE”), to secure a loan in the principal amount of $0.8 million.

c)	Based upon information made known to the Company and reports of beneficial ownership filed with the SEC, Ramón Serrano Segovia beneficially owns 4,584,384 Shares (4.5%), compared to 5,145,734 Shares (5.0%) reported as of June 25, 2010.
     Change in Percentage Ownership
     As of June 27, 2011, based upon information made known to the Company, the percentage ownership for Ramón Serrano Segovia is 4.5%, compared to 5% as previously reported, because José F. Serrano Segovia controls Promotora and has sole voting and investment authority with respect to the Shares benefically owned by Promotora. A Schedule 13D/A was filed by José and Ramón Serrano Segovia on June 25, 2010 to report, among other things, that the percentage ownership for José F. Serrano Segovia had increased from 15% to 35.9% and that the percentage ownership for Ramón Serrano Segovia had decreased from 9.3% to 5%. A Schedule 13D/A was filed by José and Ramón Serrano Segovia on December 5, 2008 to report, among other things, that the percentage ownership for José F. Serrano Segovia had increased from 11.3% to 15% and that the percentage ownership for Ramón Serrano Segovia had increased from 7.1% to 9.3%. Except for the foregoing, no Major Shareholder has disclosed a significant change in its percentage ownership of Shares during the three years ended December 31, 2010.
     Voting Rights and Control
     As of June 10, 2011, 39,096,840 Shares were held in the form of ADSs, which have limited voting rights. The Shares held in the form of ADSs are held directly by the CPO Trust. The voting rights for those Shares are exercisable only by the trustee of the CPO Trust, which is required by the terms of the trust agreement to vote such Shares at any shareholders’ meeting in the same manner as the majority of the Shares that are not held in the CPO Trust are voted. Of the 62,897,801 Shares held outside of the CPO Trust as of June 10, 2011, the Serrano Segovia family beneficially owns 37,194,159, or 59.1% of such Shares. As a result, the Serrano Segovia family could direct and control the policies of the Company and its subsidiaries, including mergers, sales of assets and similar transactions. See Item 9. “The Offer and Listing.” Except for the limited voting rights applicable to their ADSs, none of the Major Shareholders have voting rights that differ from those applicable to other holders of Shares.
     Other than the Serrano Segovia family, which may be deemed to control us, to our knowledge we are not directly or indirectly owned or controlled by any other corporation, by any foreign government or by any other natural or legal person, severally or jointly. We are not aware of any arrangement which may at a later date result in a change of control of the Company.
Related Party Transactions
     On December 18, 2009, as part of the restructuring of the Company’s Securitization Facility, VEX, an affiliate of the Company, purchased trust certificates issued under the Securitization Facility with a face value of $86.5 million (approximately Ps. 1.1287 billion). VEX is a Mexican company in which José F. Serrano Segovia holds a minority equity interest and controls 100% of the voting stock; the remaining equity interest in VEX is held by related and unrelated investors through non-voting shares (see Note 19 to the accompanying Audited Consolidated Financial Statements contained elsewhere herein). The transaction with VEX was approved by the Board of Directors of Grupo TMM, on the basis of a prior approval by the Auditing and Corporate Governance Committee, which received an independent expert’s fairness opinion on the consideration and other terms and conditions of the transaction.
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
ITEM 8. FINANCIAL INFORMATION
     See Item 18 — “Financial Statements.”
Legal Proceedings
     Dispute with Kansas City Southern
     On April 1, 2005, we finalized the sale of our interest in Grupo TFM to KCS, which comprised the remaining portion of our railroad operations business. As consideration for the sale of our interest in Grupo TFM to KCS, Grupo TMM received $200 million in cash and 18 million shares of KCS common stock, which were sold for approximately $400.5 million.
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
     In connection with the order, on May 15, 2009, Grupo TMM and SSA agreed that if the tax proceeding were to result in a finding that the amount paid by SSA to its employees was inappropriate or not required, Grupo TMM would not be required to pay the arbitration award to SSA. In addition, on May 15, 2009, Grupo TMM and SSA signed an agreement in which both companies agreed to negotiate the terms of a possible transaction to be carried out in Tuxpan, Veracruz as an alternate method of satisfying the arbitration award. If an agreement between Grupo TMM and SSA could not be reached by the end of 2010, and if SSA were to receive an unfavorable ruling in the tax proceeding, then Grupo TMM would pay SSA 50% of its distributions in API Acapulco (the joint venture with SSA) until the arbitration award is paid in full.
     In June 2010, SSA obtained a favorable ruling in its tax proceeding. The ruling was confirmed on November 25, 2010, and on February 1, 2011 Grupo TMM and SSA entered into an agreement pursuant to which the arbitration proceeding was settled in exchange for a payment by the Company to SSA in the amount of Ps. 2.4 million. This settlement agreement supersedes the agreements entered into in 2009.
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
     Mutual Claims Between Pacific Richfield Marine Pte. Ltd. (“PRM”) and Grupo TMM
     Grupo TMM is a claimant in two arbitrations with PRM, a Singapore company. The arbitrations are conducted under the Singapore International Arbitration Centre Rules and relate to alleged breaches by PRM of two Memoranda of Agreements (“MOAs”) for the sale of two vessels. Grupo TMM is seeking recovery of the deposits paid for the two vessels in the sum of $5.15 million and damages for breaches of the MOAs. PRM alleges that Grupo TMM is in breach of the MOAs and is seeking a declaration that it is entitled to the deposits and damages for breach of the MOAs. This arbitration proceeding was completed and the arbitrator is expected to render a decision during the second half of 2011.
     Outside legal counsel states that it is difficult to anticipate the outcome, but consider that the Company has presented strong arguments in support of its claim. The amount of potential loss to Grupo TMM would be the deposit of $5.15 million and damages which PRM claims it has suffered, of which no particulars have been provided.
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

     The Company has not accrued any loss contingencies for any of the legal claims outstanding because management has concluded that, under the applicable standards provided in IAS 37, no accrual was necessary.
     In considering whether accrual of a loss contingency is necessary in connection with legal claims outstanding that could, both individually or in the aggregate, have a material effect on the financial condition or operating results of the Company, the Company evaluates the requirements of paragraph 14 of IAS 37 to determine whether the Company has a present obligation (legal or constructive), whether it is probable that an outflow of resources will be required in order to settle the obligation, and whether the amount of the obligation can be reliably estimated. Based on management’s review and analysis of the legal claims outstanding for the fiscal year ended December 31, 2010, the Company concluded that it did not have a present obligation in respect of any of the legal claims outstanding.
Dividends
     At shareholders’ meetings, shareholders have the ability, at their discretion, to approve dividends from time to time. At the Ordinary Shareholders’ Meeting held on April 29, 2011, due to the Company’s current financial condition, our shareholders decided to revoke the resolution adopted at the ordinary shareholders’ meeting held on April 24, 1997 by the shareholders of our predecessor, TMM, declaring a dividend equivalent to $0.17 per Share, subject to our outstanding debt obligations and availability of funds. That dividend was not paid, and no other dividend has been declared since 1997.
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
     Our Shares continue to trade in Mexico on the Bolsa. In the United States, our ADSs, each representing five CPOs, are traded on the NYSE and are issued and exchanged by The Bank of New York Mellon in New York as the depositary. The Bank of New York Mellon replaced Citibank, N.A. as depositary on December 18, 2009. As of June 10, 2011, of the 101,994,641 outstanding Shares, approximately 39,096,840 were held in the form of ADSs.
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
Mexican Stock Exchange
Price per Share
(Pesos)

	Shares(*)
Previous five years:	High	Low
2006	54.00	29.10
2007	37.60	25.00
2008	25.00	8.33
2009	14.75	9.08
2010	10.63	5.02

(*)	As of December 20, 2006, the Series A Shares were replaced by nominative common shares, without par value.
Mexican Stock Exchange
Price per Share
(Pesos)

	Shares
Previous two years (by quarter):	High	Low
2009:
First Quarter	14.75	9.54
Second Quarter	14.50	10.05
Third Quarter	14.00	10.01
Fourth Quarter	10.86	8.30
2010:
First Quarter	10.63	7.10
Second Quarter	8.00	5.14
Third Quarter	8.05	5.02
Fourth Quarter	7.67	6.10
2011:
First Quarter	6.70	5.53

Mexican Stock Exchange
Price per Share
(Pesos)

	Shares
Previous six months:	High	Low
December 31, 2010	6.90	6.10
January 31, 2011	6.50	6.05
February 28, 2011	6.60	5.75
March 31, 2011	6.70	5.53
April 30, 2011(2)	6.03	5.03
May 31, 2011	5.70	4.29

Source: InfoSel Financiero
New York Stock Exchange
Price per ADS
(Dollars)

	ADS(*)(**)
Previous five years:	High	Low
2006	28.50	11.85
2007	19.80	10.70
2008	12.00	1.55
2009	5.75	2.65
2010	4.00	1.87

(*)	As of December 20, 2006, the Series A Shares were replaced by nominative common shares, without par value.

(**)	Effective August 24, 2009, the ADS to CPO ratio changed from 1:1 to 1:5.
New York Stock Exchange
Price per ADS
(Dollars)

	ADS(*)
Previous two years (by quarter):	High	Low
2009:
First Quarter	5.25	2.65
Second Quarter	5.00	2.85
Third Quarter	5.75	3.25
Fourth Quarter	4.08	2.82
2010:
First Quarter	4.00	2.67
Second Quarter	3.03	1.87
Third Quarter	3.20	1.89
Fourth Quarter	3.25	2.31
2011:
First Quarter	2.78	2.19

(*)	Effective August 24, 2009, the ADS to CPO ratio changed from 1:1 to 1:5.

New York Stock Exchange
Price per ADS
(Dollars)

	ADS
Previous six months:	High	Low
December 31, 2010	2.66	2.36
January 31, 2011	2.70	4.40
February 28, 2011	2.75	2.31
March 31, 2011	2.78	2.19
April 30, 2011	2.65	2.09
May 31,2011	2.50	1.70

Source: NYSE — Price history composite
Share Repurchase Program
     On December 14, 2007, the Company announced that its Board of Directors had given its approval to constitute a reserve fund to repurchase Shares during their meeting held in November of that year. The Share repurchase program was also approved by the Company’s shareholders at a shareholders’ meeting. The program was approved for an amount of up to $10 million.
     The Company has repurchased 1,765,900 Shares under the program since its approval in 2007. As of June 10, 2011, of the 101,994,641 outstanding Shares, 39,096,840 were held in the form of ADSs.
The NYSE Continued Listing Standards; Reverse Split of ADSs
     In accordance with Sections 801 and 802 of the NYSE Listed Company Manual, a company is considered to be below compliance standards if, among other things:
•	its average global market capitalization is less than $50 million over a 30 trading-day period and its stockholders’ equity is less than $50 million;

•	its average global market capitalization is less than $15 million over a 30 trading-day period, which would result in immediate initiation of suspension and delisting procedures; or

•	its average closing price of a listed security is less than $1.00 over a consecutive 30 trading-day period.
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

     In order to comply with the NYSE’s minimum price requirement, on August 24, 2009 we changed our ADS ratio from one ADS for every one CPO to one ADS for every five CPOs. All fractional entitlements of the Company’s ADS holders resulting from the reverse split were aggregated and sold by Citibank, N.A., the depositary at that time, on behalf of the ADS holders, and cash proceeds were distributed to the ADS holders in proportion to their fractional interests. There was no change to the Company’s CPOs or the underlying nominative common shares. For our ADS holders, the ratio change had the same effect as a one-for-five reverse stock split and thereby increased the listing price of our ADSs. As of the close of business on June 10, 2011, the closing price of our ADSs was $1.70. We are currently in compliance with the NYSE criteria for continued listing. However, if we are unable to maintain compliance with the NYSE criteria for continued listing, our ADSs would be subject to delisting.
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
     The summary with respect to certain United States federal income tax consequences is based on the Internal Revenue Code of 1986 (the “Code”), the Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as of the date of this Annual Report and as applicable in the current taxable year, and all of which are subject to change, possibly with retroactive effect, or to different interpretations. The summary with respect to certain Mexican federal taxes is based on the Mexican federal tax laws, the Tax Treaty, regulations issued thereunder, rulings and general rules issued by the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público), official pronouncements and judicial decisions, all as of the date of this Annual Report, and all of which are subject to change, possibly with retroactive effect, or to different interpretations.
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
     Certain Mexican Federal Tax Consequences
     This summary of certain Mexican federal tax consequences relates only to non-resident U.S. holders of our ADSs. This summary does not aaddress all of the Mexican tax consequences that may be applicable to specific holders of the Shares (including a holder that controls the Company, an investor that holds 10% or more of the Shares or holders that constitute a group of persons for purposes of Mexican law).
     Dividends — Dividends, either in cash or in any other form, paid with respect to the Shares underlying the CPOs represented by our ADSs generally will not be subject to Mexican withholding tax.
     Capital Gains — Capital gains arising from the sale or other disposition of our ADSs generally will not be subject to Mexican income tax.
     Deposits and withdrawals of ADSs will not give rise to any Mexican tax or transfer duties.

     The sale of our ADSs will not be subject to the Mexican flat rate business tax (Impuesto Empresarial a Tasa Unica).
     In general, commissions paid in brokerage transactions for the sale of our ADSs on the Mexican Stock Exchange are subject to a value-added tax of 16%.
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

     Certain dividends received with respect to the ADSs by an individual U.S. holder may be subject to United States federal income tax at a maximum rate of 15% if the dividends are “qualified dividends”. Qualified dividends with respect to an individual U.S. holder generally include dividends that are received from a “qualified foreign corporation”, provided the U.S. holder meets certain holding period requirements with respect to its ownership of such qualified foreign corporation. A qualified foreign corporation generally includes a foreign corporation if (A) (i) its shares, including its ADSs, are readily tradable on an established securities market in the United States, or (ii) it is eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service (“IRS”) has approved for purposes of the qualified dividend rule, and (B) it was not a passive foreign investment company (“PFIC”) in the taxable year in which the dividend was paid or in the preceding taxable year. The ADSs are traded on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States for purposes of this rule as long as they are so listed. Further, as discussed below, we believe that we are not a PFIC. Therefore, we believe that dividends paid to an individual U.S. holder with respect to the ADSs generally are subject to U.S. federal income tax at a maximum rate of 15%, provided such U.S. holder otherwise meets the requirements for the application of such rate. The maximum 15% tax rate is effective with respect to qualified dividends includible in income during any taxable year ending before January 1, 2013.
     Capital Gains — In general, upon the sale or other disposition of ADSs, a U.S. holder will recognize gain or loss equal to the difference between the amount realized on the sale or disposition (in Dollars, generally determined at the spot rate on the date of disposition, or in the case of a cash basis U.S. holder, at the exchange rate in effect on the settlement date, if the amount realized is denominated in a foreign currency) and the U.S. holder’s adjusted tax basis in the ADSs (in Dollars). The gain or loss will be treated as capital gain or loss if the ADSs were held as a capital asset and will be long-term capital gain or loss if the ADSs have been held for more than one year on the date of the sale or other disposition. Capital gains of individuals generally are taxed at lower rates than items of ordinary income. With respect to sales or other dispositions occurring during any taxable year ending before January 1, 2013, the maximum long-term capital gain tax rate for an individual U.S. holder is generally 15%. The deductibility of capital losses is subject to limitations. Deposits and withdrawals of CPOs by a U.S. holder in exchange for ADSs generally will not result in the realization of gain or loss for U.S. federal income tax purposes. Gain or loss recognized by a U.S. holder on a sale or other disposition of ADSs generally will be treated as gain or loss from sources within the United States for United States foreign tax credit purposes.
     The rules governing foreign tax credits are complex and U.S. holders should consult their own tax advisors regarding the application of these rules in their particular circumstances.
     PFIC — We believe that we were not a PFIC for United States federal income tax purposes for the 2010 taxable year and we do not anticipate being a PFIC for the 2011 taxable year. However, because PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time (including certain equity investments of less than 25 percent) and because the characterization of certain income and assets is uncertain under the PFIC rules, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. holder held ADSs, certain adverse consequences could apply to such U.S. holder.
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
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
     The following information includes “forward-looking statements” that involve risk and uncertainties. Actual results could differ from those presented. All information below is presented under IFRS as of December 31, 2010, in U.S. dollars.
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
     The Company’s income from operations may therefore be materially affected by variances in the exchange rate between the U.S. dollar and the Mexican Peso. The Company has sought to minimize its exposure to foreign currency risk by holding its debt primarily in Mexican Pesos. Mexican Pesos historically have been subject to greater risk of devaluation and have tended to depreciate against the U.S. dollar. Currently, approximately 87% of the Company’s indebtedness is denominated in Mexican Pesos, most of which is long-term debt incurred in connection with the Company’s Trust Certificates Program. Certificates issued under the Trust Certificates Program have a 20-year term and do not require the Company to make any principal payments prior to maturity.
     The Company currently believes that its strategy of holding the majority of its debt as long-term, Mexican Peso-denominated debt will allow it to effectively manage its foreign currency risk without the use of currency derivatives or other hedging instruments. However, the Company has in the past, and may from time to time in the future, enter into currency derivatives denominated in Mexican Pesos or other relevant currencies to attempt to manage its foreign currency risk. These derivatives should allow the Company to offset an increase in operating and/or administrative expenses arising from foreign currency appreciation or depreciation against the U.S. dollar.
     At December 31, 2010 and 2009, the Company had monetary assets and liabilities denominated in currencies other than the United States dollar as follows:

	December 31,
	(in thousands of Dollars)
	2010	2009
Assets	$134,519	$111,035
Liabilities	(875,427)	(761,310)

	$(740,908)	$(650,275)

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

	Breakdown of Fixed and Variable Rates of Financial Obligations(1)
	Expected Maturity
Liabilities	2011	2012	2013	2014	Thereafter	Total	Fair Value
	(in thousands of Dollars)
Long-Term Debt
Fixed Rate	$16,854	$8,572	$7,286	$7,162	$19,715	$59,589	$59,589
Average Interest Rate	9.45%	8.84%	8.72%	8.43%	7.84%	8.84%		**
Variable Rate	$6,323	$3,593	$1,568	$1,568	$867,925	$880,977	$880,977
Average Interest Rate	7.48%	7.46%	7.44%	7.44%	7.44%	7.45%		**

(1)	Information as of December 31, 2010

**	Not applicable
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
     On March 19, 2009, the Company entered into a one-year interest cap transaction with Banamex, S.A. in an amount of Ps. 2.84 billion to hedge against fluctuations in the TIIE rates in Mexico. This contract was entered into in connection with the first tranche of the Trust Certificates Program, extending the hedge for an additional year.
     On July 29, 2010, the Company entered into a three-year interest cap transaction with Banamex, S.A. in an amount of Ps. 10.5 billion to hedge against fluctuations in the TIIE rates in Mexico. This contract was entered into in connection with the fourth issuance of the Trust Certificates Program.
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
Derivative Instruments
     As of December 31, 2010, the only derivative instruments held by the Company are the interest rate caps used for hedging purposes in the fourth issuance of certificates under our Trust Certificates Program.
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
Fees payable by the depositary
          The depositary has agreed to reimburse us for expenses we incur in connection with the establishment of the ADS facility, including legal fees, fees due to the previous depositary, investor relations expenses and other facility-related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. The depositary has also agreed to pay its standard out-of-pocket administrative, maintenance and shareholder services expenses for the ADSs. Such expenses include the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationary, postage, facsimile and telephone calls, and certain investor relationship programs or special investor relations promotional services. We did not receive any reimbursements from the depositary during the fiscal year ended December 31, 2009. We received reimbursements in the amount of $61,485.28, net of taxes, from the depositary during the year ended December 31, 2010. Additionally, we received reimbursements in the amount of $28,889.00, net of taxes, from the depositary in March 2011.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
     See Item 4. “Information on the Company — Organizational Structure — Reclassification of Series A and Series L Shares.”
ITEM 15. CONTROLS AND PROCEDURES
     (a) Disclose Controls and Procedures.
     The Company has evaluated, under the supervision and with the participation of management, including the Company’s Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2010. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer each concluded that, as of the end of the 2010 fiscal year, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in its reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported as and when required by the Securities and Exchange Commission’s applicable rules and forms, and is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
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
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedure may deteriorate. The Company, with the participation of its Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010. In making its assessment of internal control over financial reporting, management used the criteria set forth by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission in Internal Control — Integrated Framework.
     As a result of this assessment, the Company’s management has determined that the Company’s internal control over financial reporting was effective as of December 31, 2010.
     The Company’s independent registered public accounting firm, Salles Sainz — Grant Thornton, S.C, has issued an attestation report on management’s assessment of the Company’s internal control over financial reporting. This report appears below.

     (c) Attestation report of the registered public accounting firm.
     REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     Board of Directors and Stockholders of
     Grupo TMM, S.A.B.
     We have audited Grupo TMM, S.A.B.’s (Grupo TMM) (a Mexican Corporation) internal control over financial reporting as of December 31, 2010 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Comission (COSO). Grupo TMM’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Grupo TMM’s internal control over financial reporting based on our audit.
     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining and understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
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
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditios, or that the degree of compliance with the policies or procedures may deteriorate.
     In our opinion, Grupo TMM maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by COSO.
     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Grupo TMM, S.A.B. and subsidiaries, as of December 31, 2008, 2009 and 2010, and the related consolidated statements of operations, comprehensive income (loss), changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2010, and our reported date June 30, 2011 expresses an unqualified opinion on thoses financial statements.
     SALLES, SAINZ — GRANT THORNTON, S.C.
     Mexico City, Mexico
     June 30, 2011

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
     We last updated our Code of Ethics in October 2008. We have not granted any waivers to any provision of our Code of Ethics to any officer, employee or member of the Audit or Corporate Practices Committee during the Company’s fiscal year ended December 31, 2010.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
     The following table reflects our principal accounting fees and services for the years 2010 and 2009:
GRUPO TMM, S. A. B.
Summary of Auditors’ Payments
(in thousands of Dollars)

	As of December 31,
	2010	2009
Audit Fees(a)	$1,111.9	$992.4
Audit-Related Fees(b)	118.9	—
Tax Fees(c)	60.5	—

Total(d)	$1,291.3	$992.4

(a)	Audit Fees—Fees relate to the review of our Annual Financial Statements and Annual Report filed with the SEC and review of other SEC filings.

(b)	Audit-Related Fees—Fees relate to due diligence services.

(c)	Tax Fees—Fees relate to specific tax issues, in compliance with the applicable tax laws.

(d)	Total does not include Mexican tax (“Impuesto al Valor Agregado” or “IVA”).
     The Company’s Audit Committee pre-approves all fees for the services provided by the independent auditors, including the fees for 2009 and 2010 in accordance with the Company’s policies and procedures.

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

Executive Sessions. Non-management directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year.	There is no similar requirement under our Bylaws. However, the Mexican Securities Law provides that the Audit and Corporate Practices Committee, within its audit functions, must meet regularly with directors.

Audit committee. Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the more stringent requirements under the NYSE standards is required.	We have an Audit and Corporate Practices Committee composed of four independent directors, one of whom has accounting and related financial management expertise in compliance with NYSE standards and Mexican Securities Law.

Nominating/corporate governance committee. Nominating/corporate governance committee of independent directors is required.	Our Audit and Corporate Practices Committee is composed of four independent directors and carries out the functions of the nominating/corporate governance committee.

Compensation committee. Compensation committee of independent directors is required, which must approve executive officer compensation.	Our Compensation Committee is composed of the same members as our Audit and Corporate Practices Committee and is responsible for evaluating and approving executive officer’s compensation.

NYSE Standards	Our Corporate Governance Practices
Equity compensation plans. Equity compensation plans require shareholder approval, subject to limited exemptions.	We are not required under Mexican law to obtain shareholder approval for equity compensation plans. Our Board of Directors is required to approve the Company’s policies with respect to such compensation plans.

Code of Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers.	We have adopted a code of ethics in alignment with U.S. standards, which has been accepted by all of our directors and executive officers and other personnel. We are required by Item 16B of this Form 20-F to disclose any waivers granted to our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions.
PART III
ITEM 17. FINANCIAL STATEMENTS
     Not applicable.
ITEM 18. FINANCIAL STATEMENTS
     The following financial statements are filed as part of this Annual Report on Form 20-F.

ITEM 19. EXHIBITS
     Documents filed as exhibits to this Annual Report:

Exhibit
No.	Exhibit
1.1
Amended and Restated Bylaws of Grupo TMM, S.A.B., as registered with the Public Registry of Commerce on January 15, 2010, together with an English translation (incorporated herein by reference to Exhibit 1.1 of the Company’s Form 20-F filed on June 30, 2010).

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

4.1
Certificate Purchase Agreement, dated December 18, 2009, between the Company and Vex Asesores Corporativos, S.A.P.I. de C.V., together with an English translation (incorporated herein by reference to Exhibit 4.1 of the Company’s Form 20-F filed on June 30, 2010).

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

Date: June 30, 2011

Consolidated Financial Statements,
Report of Independent Registered Public Accounting Firm
Grupo TMM, S.A.B. and Subsidiaries
December 31, 2008, 2009 and 2010

GRUPO TMM, S.A.B. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm
Board of Directors and Stockholders of
Grupo TMM, S.A.B.:
     We have audited the accompanying consolidated statements of financial position of GRUPO TMM, S.A.B. and subsidiaries (“Grupo TMM” or “the Company”), as of December 31, 2009 and 2010, and the related consolidated statements of operations, comprehensive income (loss), changes in stockholder’ equity, and cash flows for each of the three years in the period ended December 31, 2010, all expressed in thousands of US dollars. These consolidated financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
     The accompanying financial statements have been prepared under the assumption the Company will continue as a going concern. As discussed in Note 4, the Company has incurred net losses in recent years, principally as a result of its comprehensive financing cost. Management’s plans regarding continuity as a going concern and the success of the Company’s future operations are described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
     In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of Grupo TMM as of December 31, 2009 and 2010, and the consolidated results of their operations, comprehensive income (loss) and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.
     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) Grupo TMM’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 30, 2011 expressed an unqualified opinion on the consolidated business internal control over financial reporting.
SALLES SAINZ-GRANT THORNTON, S.C.
Mexico City, Mexico
June 30, 2011

Consolidated Statements of Financial Position
December 31, 2009 and 2010
(amounts in thousands of US dollars)

	2009	2010
Assets
Current
Cash and cash equivalents	$20,018	$89,936
Restricted cash (Notes 14 and 15)	64,226	52,383
Accounts receivable — Net of allowance for doubtful accounts of $5,202 in 2009 and $3,730 in 2010	47,553	37,594
Related parties (Note 16)	2,251	408
Tax credits (Note 5)	7,132	6,775
Other accounts receivable — Net (Note 6)	21,902	13,687
Materials and supplies	8,578	9,597
Other current assets (Note 7)	1,356	1,519
Non-current assets held for sale	—	717

Total current assets	173,016	212,616

Concession rights — net (Note 8)	3,120	2,849
Property, machinery and equipment — Net (Note 9)	688,428	761,642
Prepaid expenses and other (Note 10)	10,817	7,617
Investments in associates (Note 11)	3,570	—
Intangible assets (Note 12)	25,713	23,646
Deferred income taxes (Note 21)	97,274	67,492

Total assets	$1,001,938	$1,075,862

Current liabilities:
Current portion of long-term debt (Notes 13 and 15)	$16,043	$23,672
Suppliers	27,387	23,181
Accounts payable and accrued expenses (Note 17)	44,156	46,988
Obligations from sale of receivables (Note14)	7,869	11,223

Total current liabilities	95,455	105,064

Long-term debt (Notes 13 and 15)	748,494	836,608
Dividends payable — Net	14,187	14,187
Employee obligations (Note 23)	11,947	14,583
Obligations from sale of receivables (Note 14)	12,047	550

Total non-current liabilities	786,675	865,928

Total liabilities	882,130	970,992

Stockholders’ equity (Note 18):
Equity capital, 103,760,541 shares authorized and issued	158,931	158,931
Treasury shares (1,765,900 shares)	(3,691)	(3,754)
Revaluation surplus (Notes 3i and 9)	—	64,097
Statutory reserve	15,554	15,554
Accrued losses	(35,529)	(118,115)
Capital premium	5,528	5,528
Initial cumulative translation loss (Note 3)	(17,757)	(17,757)
Translation balance (Note 3)	(10,489)	(8,522)

	112,547	95,962
Non-controlling interest (formerly, minority interest) (Note 3s)	7,261	8,908

Total stockholder equity	119,808	104,870

Total liabilities and stockholder equity	$1,001,938	$1,075,862

The accompanying notes are an integral part of these consolidated statements of financial position.

Consolidated Statements of Operations
Years ended December 31, 2008, 2009 and 2010
(amounts in thousands of US dollars except per share amounts)

	2008	2009	2010
Transportation revenues	$362,955	$308,394	$305,398

Costs and expenses:
Salaries, wages, and employee benefits	105,850	79,470	67,262
Leases and other rents	99,265	67,431	57,355
Purchased services	52,230	46,082	43,820
Fuel, materials, and supplies	39,631	30,441	25,512
Other costs and expenses	23,624	12,961	18,872
Depreciation and amortization	31,119	42,493	57,394

	351,719	278,878	270,215

Income on transportation	11,236	29,516	35,183

Other income (expense) — Net (Note 19)	8,656	(5,745)	(5,146)

Operating income	19,892	23,771	30,037

Interest income	13,123	7,410	8,151
Interest expense	82,986	95,051	78,167
Gain (loss) on exchange — Net (Note 20)	145,505	(30,713)	(38,118)

Comprehensive financing cost	75,642	(118,354)	(108,134)

Income (loss) before taxes	95,534	(94,583)	(78,097)

Provision for income taxes (Note 21)	(20,094)	(1,087)	(819)

Net income (loss) for the year	$75,440	$(95,670)	$(78,916)

Attributable to:
Non-controlling interest (formerly, minority interest)	507	1,380	1,647

Grupo TMM, S.A.B. Stockholders	$74,933	$(97,050)	$(80,563)

Net earnings (losses) for the year, per share	$1.343	$(1.682)	$(0.774)

Weighted average of shares outstanding for the period	56,189	56,894	102,007

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)
Years ended December 31, 2008, 2009 and 2010
(amounts in thousands of US dollars except per share amounts)

	2008	2009	2010
Net profit (loss) for the year	$75,440	$(95,670)	$(78,916)

Other comprehensive income (loss) entries:

Stock repurchase	1,396	—	50

Translation balance	(11,049)	2,823	1,967

Provision for employee benefits	(3,870)	488	(2,073)

Spin off and sale of subsidiaries	(2,229)	—	—

Revaluation surplus	—	—	64,097

Other comprehensive results for the year, net of taxes	(15,752)	3,311	64,041

Total profit (loss) for the year	$59,688	$(92,359)	$(14,875)

Attributable to:
Non-controlling interest (formerly, minority interest)	507	1,380	1,647
Grupo TMM, S.A.B. Stockholders	59,181	(93,739)	(16,522)

	$59,688	$(92,359)	$(14,875)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Stockholder Equity
Years ended December 31, 2008, 2009 and 2010
(amounts in thousands of US dollars except number of shares)

					Initial
	Number of shares		Cumulative		cumulative		Non-controlling	Total
	issued and	Common	earnings	Capital	translation		interest (formerly,	stockholder
	outstanding	stock	(deficit)	Premium	loss	Subtotal	Minority Interest)	equity
Balances as of January 1, 2008	56,933,137	$121,094	$4,094	$5,528	$(17,757)	$112,959	$5,903	$118,862
Purchase of treasury shares during 2008	(1,706,100)	(3,627)	1,396	—	—	(2,231)	—	(2,231)
Translation adjustment	—	—	(11,049)	—	—	(11,049)		(11,049)
Provision for employee benefits	—	—	(3,870)	—	—	(3,870)		(3,870)

Total year expenses recognized directly in the capital		—	(13,523)	—	—	—	—	—
Reduction of capital in subsidiaries	—						(333)	(333)
Spin off and sale of subsidiary		(3,407)	(2,229)	—	—	(5,636)	—	(5,636)
Net income for the year	—	—	74,933	—	—	74,933	507	75,440

Comprehensive income for the year			59,181

Balances as of December 31, 2008	55,227,037	114,060	63,275	5,528	(17,757)	165,106	6,077	171,183

Capital increase	46,797,404	41,180	—	—	—	41,180	—	41,180
Translation adjustment	—	—	2,823	—	—	2,823	—	2,823
Provision for employee benefits	—	—	488	—	—	488	—	488

Total year expenses recognized directly in capital		—	3,311
Reduction of capital in subsidiaries	—	—	—	—	—	—	(196)	(196)
Spin off and sale of subsidiary
Net loss for the year	—	—	(97,050)	—	—	(97,050)	1,380	(95,670)

Comprehensive loss for the year			(93,739)

Balances as of December 31, 2009	102,024,441	155,240	(30,464)	5,528	(17,757)	112,547	7,261	119,808

Repurchase of treasury shares during 2010	(29,800)	$(63)	$50			$(13)		$(13)
Revaluation surplus			64,097			64,097		64,097
Translation adjustment	—	—	1,967	—		1,967		1,967
Provision for employee benefits	—	—	(2,073)	—		(2,073)		(2,073)

Total year expenses recognized directly in capital			64,041	—
Reduction of capital in subsidiaries
Net loss for the year	—	—	(80,563)	—		(80,563)	1,647	(78,916)
Comprehensive loss for the year			(16,522)

Balances as of December 31, 2010	101,994,641	$155,177	$(46,986)	$5,528	$(17,757)	$95,962	$8,908	$104,870

Consolidated Statements of Cash Flows
Years ended December 31, 2008, 2009 and 2010
(amounts in thousands of US dollars)

	2008	2009	2010
Cash flows from operating activities:

Net profit (loss) for the year:	$75,440	$(95,670)	$(78,916)
Adjustments to reconcile net loss (profit) to cash provided by operating activities:
Depreciation and amortization	31,119	42,493	57,394
Other amortizations	4,144	8,996	9,614
Provision for taxes	20,094	1,087	819
Gain on sale of property, machinery, and equipment —Net	(488)	(3,267)	(335)
(Gain) loss on sale of subsidiary shares	(18,642)	—	1,014
Impairment of long-lived assets	4,653	3,485	—
Provision for interests on debt	80,948	81,542	66,148
Exchange (gain) loss -Net	(143,530)	27,392	37,936
Changes in assets and liabilities:
Restricted cash	(91,027)	64,314	11,843
Accounts receivable	(11,736)	8,995	9,959
Other accounts receivable and related parties	5,018	(6,796)	10,058
Materials, supplies, and inputs	(1,730)	(461)	(1,019)
Other current assets	6,513	841	194
Other accounts payable and cumulative expenses	(12,581)	(6,440)	(40,114)
Other non-current assets	392	(895)	8,837
Long term liabilities	804	(1,354)	2,636

Total adjustments	(126,049)	219,932	174,984

Cash (used in) provided by operating activities	(50,609)	124,262	96,068

Cash flows from investment activities:
Sale of property, machinery, and equipment	2,104	15,784	5,313
Acquisition of property, machinery, and equipment	(401,820)	(73,456)	(32,123)
Sale (acquisition) of subsidiary shares	14,768	(202)	—
Sale of associate companies	—	—	4,062

Cash used in investment activities	(384,948)	(57,874)	(22,748)

Cash flows from financing activities:
Proceeds from financial debt	539,285	(35,585)	982
Cash paid from sale of accounts receivable— Net	(29,010)	(56,388)	(8,787)
Dividends from unconsolidated associates	1,001	643	—
Purchase of common stock	(2,231)	—	(13)

Cash provided by (used in) financing activities	509,045	(91,330)	(7,818)

Effect on cash from currency fluctuation	(48,303)	5,053	4,416

Net increase (decrease) in cash and cash equivalents	25,185	(19,889)	69,918
Cash and cash equivalents at the beginning of the year	14,722	39,907	20,018

Cash and cash equivalents at the end of the year	$39,907	$20,018	$89,936

Supplemental cash disclosures:
Interest paid	$56,105	$53,192	$29,754

Income tax and corporate flat tax paid	$2,262	$3,343	$1,049

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements
As of December 31, 2008, 2009 and 2010
(Amounts in thousands of US dollars, except shares)
1 Nature of operations and general information:
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
     Grupo TMM’s head office is located at Avenida de la Cúspide N° 4755, Colonia Parques del Pedregal, Delegación Tlalpan, C. P. 14010, México, D. F.
     As of December 31, 2009 and 2010, Grupo TMM owned all shares that comprise the equity capital of the following companies:

	2009	2010
Servicios Corporativos TMM, S.A. de C.V.	100%	a )
Inmobiliaria TMM, S.A. de C.V. and subsidiaries	100%	100%
Operadora Marítima TMM, S.A. de C.V.	100%	100%
Transportación Marítima Mexicana, S.A. de C.V. and subsidiaries	100%	100%
TMM Logistics, S.A. de C.V.	100%	100%
Operadora Portuaria de Tuxpan, S.A. de C.V.	100%	100%
Terminal Marítima de Tuxpan, S.A. de C.V.	100%	100%
Transportes Líquidos Mexicanos, LTD	100%	100%
Personal Marítimo, S.A. de C.V.	100%	100%
TMM Agencias, S.A. de C.V.	100%	100%
Servicios de Logística de México, S.A. de C.V.	100%	100%
Servicios en Operaciones Logísticas, S.A. de C.V.	100%	100%
Lacto Comercial Organizada, S.A. de C.V.	100%	100%
Marmex Marine Mexico, Inc. and subsidiary	100%	100%
Autotransportación y Distribución Logística, S.A. de C.V.	100%	100%
Almacenadora de Depósito Moderno, S. A. de C. V.	100%	100%
Repcorp, S.A. de C.V. and subsidiary	100%	100%
TMM Parcel Tankers, S.A. de C.V.	100%	100%
TMM División Marítima, S.A. de C.V.	100%	100%
TMM Remolcadores, S.A. de C.V.	100%	100%
Inmobiliaria Ikusi, S.A.P.I. de C.V.	100%	100%
Ficorsa Corporate Services, S.A.P.I. de C.V.	100%	100%
Sedirsa Promotora, S.A. de C.V.	100%	100%
Promotora Satuiza, S.A. de C.V.	100%	100%
Promotora Satco, S.A. de C.V.	100%	100%
TMM New Proyects, S.A. de C.V.	100%	100%
     As of December 31, 2009 and 2010, Grupo TMM holds the percentage of equity interest indicated in the following consolidated subsidiaries:

	2009	2010
Administración Portuaria Integral de Acapulco, S.A. de C.V.	51%	51%
Servicios Administrativos API Acapulco, S.A. de C.V.	51%	51%
Seglo Operaciones Logísticas, S.A. de C.V.	50%	d )
Seglo Servicios Especializados, S.A. de C.V.	50%	d )
Comercializadora y Distribuidora Milgret, S.A.P.I. de C.V.	b) 99%	b) 99%
Nicte Inmobiliaria, S.A.P.I. de C.V	99%	99%
Proserpec Servicios Administrativos, S.A.P.I. de C.V.	99%	99%
Servicios Directivos Sedise, S.A.P.I. de C.V.	99%	99%

     The interest percentage held by Grupo TMM as of December 31, 2009 and 2010 in the following associates is shown as follows:

	2009	2010
Seglo, S.A. de C.V.	39%	d	)
Seglo Mexicana, S.A. de C.V.	c) 39%	d	)
Procesos Operativos de Materiales, S.A. de C.V.	39%	d	)

a)	On June 30, 2010, Servicios Corporativos TMM, S.A. de C.V. merged with TMM Agencias, S.A. de C.V., the latter being the surviving entity.

b)	On December 13, 2007, the company Comercializadora y Distribuidora Milgret, S.A.P.I. de C.V., whose business activity is the trading of real estate, properties, and property rights, was formed. On December 31, 2009, ten shares were sold to an unrelated party and Grupo TMM no longer holds control of this company.

c)	On May 20, 2009, the companies Seglo Servicios Especializados, S.A. de C.V. and Seglo Mexicana, S.A. de C.V. were formed with the corporate purposes of the assembly, sub-assembly, and provision of logistics and consulting services in the areas of materials handling, distribution, deposit, and supply of materials for the automotive industry.

d)	On April 20, 2010, Grupo TMM sold its shareholdings in the companies that comprised Grupo Seglo to its partner, for $4.8 million (Ps. 60 million pesos).
2 Changes in accounting policies:
     Grupo TMM has adopted the following revisions and modifications to International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and their predecessors, the International Accounting Standards (IAS) issued by the International Accounting Standards Committee (IASC), which are relevant to and effective for Grupo TMM’s consolidated financial statements for the annual period beginning January 1, 2010:
•	IFRS 3 Business Combinations (Revised 2008)

•	IAS 27 Consolidated and Individual Financial Statements (Revised 2008)

•	Improvements to the IFRSs 2009
     Significant effects on current, prior, or future periods arising from the first-time application of these new requirements in respect of presentation, recognition, and measurement are described in points a, b, and c following, and a general overview of the standards, modifications, and interpretations of the IFRS issued but not yet in effect is provided in point d following.
a.	IFRS 3 Business combinations (2008 Revised)

     The revised standard on business combinations (IFRS 3R) introduces major changes to the accounting requirements for business combinations. This standard retains the most important major features of the purchase method, now referred to as the acquisition method. The most significant changes to IFRS 3R are given following:
•	acquisition-related costs of the combination are recorded as an expense in the statement of operations. Previously, these costs would have been accounted for as part of the acquisition costs.

•	any contingent consideration is measured at fair value at the acquisition date. If the contingent consideration arrangement gives rise to a financial liability, any subsequent change is generally recognized in the profit or loss. Previously, contingent consideration was recognized only once its payment was probable and the changes were recognized as an adjustment to goodwill.

•	the measurement of assets acquired and liabilities assumed at their acquisition-date fair values is retained. However, IFRS 3R includes certain exceptions and provides specific measurement rules.
     IFRS 3R requires it be applied prospectively. During the year ended December 31, 2010, Grupo TMM did not conduct any business combinations therefore the changes to this standard had no impact on its consolidated financial statements.
     Business combinations for which the acquisition date was prior to January 1, 2010 did not require adjustment or reclassification.
b.	IAS 27 Consolidated and Individual Financial Statements (Revised 2008)
     The adoption of IFRS 3R requires that the revised IAS 27 (IAS 27R) is adopted at the same time. IAS 27R introduces changes to the accounting requirements for transactions with non-controlling interest (formerly, “minority interest”) and the loss of control of a subsidiary. These changes are applied prospectively. During the year, Grupo TMM did not conduct transactions involving non-controlling interest. The sale of the investment in the companies of Grupo Seglo (see Note 1d) was not affected by the adoption of IAS 27R.
c.	Adoption of Improvements to the IFRS 2009 (issued in April 2009)
     The Improvements to the IFRS 2009 made several minor amendments to the IFRS. The only modification relevant for Grupo TMM relates to IAS 17 Leases. The amendment requires that leases of land are classified as finance or operating by applying the general principles of IAS 17. Prior to this amendment, IAS 17 generally required that lease of land to be classified as operating lease. Grupo TMM has reevaluated the classification of the property elements for the leases not expired as of January 1, 2010 based on the information available at the origin of these leases and has determined that none of these leases requires reclassification.
d.	Standards, modifications, and interpretations for existing standards that are not yet effective and have not been adopted early by Grupo TMM.
     At the date of authorization of these consolidated financial statements, certain new standards, amendments and interpretations for the existing standards have been published but are not yet effective, and have not been adopted early by Grupo TMM.

     Management anticipates that all of the relevant pronouncements will be adopted into Grupo TMM’s accounting policies for the first period beginning after the effective date of the pronouncement. Information on new standards, modifications, and interpretations that are expected to be applicable to Grupo TMM’s financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s consolidated financial statements.
Annual Improvements 2010 (effective July 1, 2010 and later)
     The IASB has issued The Improvements to the IFRS 2010 (2010 Improvements). Most of these amendments become effective for the annual periods beginning on or after July 1, 2010 or January 1, 2011. The 2010 Improvements amend certain provisions of IFRS 3R, clarify the presentation of the reconciliation of each of the components of the other comprehensive income, and clarify certain requirements for disclosures of financial instruments. Grupo TMM’s preliminary assessments indicate the 2010 Improvements will not have a material effect on the Company’s consolidated financial statements.
IFRS 9 Financial Instruments (effective from January 1, 2013)
     The IASB aims to replace IAS 39 Financial Instruments: Recognition and Measurements in its entirety. The replacement standard (IFRS 9) is being issued in phases. To date, the chapters dealing with recognition, classification, measuring, and de-recognition of financial assets and liabilities have been issued. These chapters are effective for annual periods beginning January 1, 2013. Further chapters dealing with impairment methodology and hedge accounting are still being developed.
     Management has yet to assess the impact that this amendment is likely to have on the financial statements of Grupo TMM. However, they do not expect to implement the amendments until all chapters of the IAS 39 replacement have been published and they can comprehensively assess the impact of all changes.
3 Summary of significant accounting policies:
     Grupo TMM and its subsidiaries prepare their financial statements in accordance with International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”), and these are expressed in US dollars, the Company’s primary operating currency and in which a significant portion of the Company’s assets and liabilities arose and/or are listed. The Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”) approved this method in 1985. The initial effect of conversion to the US dollar is shown as a debit of $17,757 in the accompanying statement of changes in stockholder equity.
     These consolidated financial statements were approved by the Board of Director of the Company on April 27, 2011.
     The most significant accounting policies are summarized following:
a    Presentation of financial statements-

     The consolidated financial statements are presented in accordance with IAS 1 Presentation of Financial Statements (Revised 2007). Grupo TMM has elected to present the Statement of comprehensive income in two statements: the Consolidated Statement of Operations and a Consolidated Statement of Comprehensive Income (Loss).
     Two comparative periods are presented for the statement of financial position when the Company: (i) applies an accounting policy retrospectively, (ii) makes a retrospective restatement of items in its financial statements, or (iii) reclassifies items in the financial statements.
b    Consolidation-
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
Subsidiaries
     The Subsidiaries are all entities over which Grupo TMM has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. These subsidiaries, accordingly, would be de-consolidated from the date that control by Grupo TMM ceases.
     The cost of an acquisition is measured as the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed on the date of exchange, plus the costs directly attributed to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values on the acquisition date, irrespective of the extent of any non-controlling interest (formerly, minority interest).
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
c    Translation-
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
     Monetary assets and liabilities denominated in Mexican pesos are translated into US dollars using current exchange rates. The difference between the exchange rate on the date of the transaction and the exchange rate on the settlement date, or if not settled the date of the statement of financial position, is included in the income statement as a foreign exchange gain/loss. Non-monetary assets or liabilities originally denominated in Mexican pesos are translated into US dollars using the historical exchange rate at the date of the transaction. Capital stock and Non-Controlling Interest (formerly, minority interest) transactions are translated at historical rates. Results of operations are mainly translated at the monthly average exchange rates. Depreciation and amortization of non-monetary assets are translated at the historical exchange rate.
d    Cash and cash equivalents-
     Cash equivalents are all investments made with an original maturity of less than three months and are stated at cost plus interest earned.
e    Restricted cash-
     Restricted cash represents the amount required to guarantee payments according to the obligations arising from the debt agreements on the acquisition of vessels and from the sale of receivables and trust certificates (See Notes 14 and 15).
f    Accounts receivable-
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
g	Materials and supplies-
     Materials and supplies, consisting mainly of fuel and items for maintenance of property and equipment, are valued at the lower of the average cost and the net realizable value.
h	Concession rights-
     Concession rights correspond to payments made for the rights to operate the assets under concession, which are stated at cost and are amortized over the terms specified in the agreements.
i	Properties, machinery, and equipment, net-
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
     In December 2010, the Company adopted the revaluation model for one class of its assets (Properties) in accordance with IAS 16, recognizing a surplus from revaluation in the fixed assets; this surplus was calculated subtracting the book value from the appraisal value provided by independent appraisers. The increase in value from the revaluation was recognized directly in the stockholder equity as “Revaluation surplus”, this item is not susceptible to distribution until the Company releases the asset.
     According to IAS 8 “Accounting policies, changes in accounting estimates and errors”, the adoption of this method is treated prospectively and therefore the rules for retrospectively do not apply.
     Recurring maintenance and repair expenditures are charged to operating expenses as incurred. The major repairs on transportation equipment are capitalized and amortized over the period in which benefits are expected to be received (two to three years for vessels).
j	Prepaid expenses-
     Prepaid expenses represent advance payments made for future services and are amortized in the period when these services are received.
k	Goodwill-
     Goodwill represents the excess of the acquisition cost in a business combination over the fair value of the Grupo TMM’s share of the identifiable net assets acquired. Goodwill is carried at cost less accumulated impairment losses. Negative goodwill is recognized immediately after acquisition in the statement of operations.
l	Income tax and corporate flat tax, prepaid or deferred-
     Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements. Currently enacted or substantively enacted tax rates are used in the determination of deferred income tax.
     Effective January 1, 2008, the Corporate Flat Tax law (or its Spanish acronym IETU) abrogated the Asset Tax Law. IETU is a tax that co-exists with Income Tax, therefore, the Company developed projections based on reasonable, reliable assumptions properly supported, which represent Management’s best estimate where it has identified that the expected trend is essentially that Income Tax will be incurred by Grupo TMM in future years. Accordingly, only deferred Income Tax has been recognized.
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
m	Employees’ statutory profit sharing-
     The Company determines the employees’ statutory profit sharing at the rate of 10% on taxable income, adjusted as provided for by the Income Tax law. The employee profit sharing liability for the years 2008, 2009, and 2010 is $152, $139, and $51 respectively, among certain Grupo TMM subsidiaries.
n	Loans-
     Loans are recognized initially as the proceeds received, net of transaction costs incurred. Loans are subsequently stated at amortized cost using the effective yield method; any difference between proceeds (net of the minimum transaction costs) and the redemption value is recognized in the consolidated statement of operations over the period of the loans.
o	Labor Obligations-
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
p	Revenue recognition-
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
q	Impairment of intangible assets and long-lived assets-
     The Company reviews the carrying value of intangible assets and long-lived assets annually and impairments are recognized whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the assets exceeds its recoverable amount, which is the higher of an asset’s net selling price and its value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable discounted cash flows. As of December 31, 2010 no losses for impairment were determined as the recoverable values for the long-lived assets were higher than their book values.
r	Leases-
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
s	Non-controlling interest (formerly, Minority interest)-

     Non-controlling interest (formerly, minority interest), represents the percentage of third party interest in the subsidiaries of Grupo TMM.
t	Segments-
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
u	Non-current assets held for sale and discontinued operations-
     Non-current assets are classified as assets held for sale and stated at the lower of: a) carrying amount just prior to classification as available for sale, and b) fair value less costs to sell.
v	Use of estimates -
     The preparation of the consolidated financial statements requires management to make estimates and assumptions that could affect the reported amounts for assets and liabilities at the statement of financial position date, as well as income or loss for the period. Actual results may differ from these estimates.
w	Capital shares -
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
x	Obligations from sale of receivables -

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
y	Provisions, contingent liabilities, and contingent assets -
     Provisions are recognized when the present obligations resulting as a result of a past event will probably lead to an outflow of Grupo TMM economic resources and the amounts can be reliably estimated. Timing or amount of the outflow may still be uncertain. A present obligation arises from a presence of a legal or constructive commitment that has resulted from past events. Provisions are not recognized for future operating losses.
     Provisions are the amounts necessary for estimated outflows to settle the present obligation based on the most reliable evidence available at the date of the financial statements, including the risks and uncertainties associated with the present obligation. When there are several similar obligations, the likelihood that an outflow will be required in settlement is determined considering the class of obligations as a whole. Provisions are discounted at their present value, where the time value of money is material.
     Any reimbursement that Grupo TMM can be virtually certain to collect from a third party regarding an obligation is recognized as a separate asset. However, this asset may not exceed the amount for the related provision.
     All provisions are reviewed on the issue of the financial statements and adjusted to reflect the current best estimate.
     When the possible disbursement for present obligations is remote or improbable, this is not recognized as a liability, unless it was assumed in the course of a business combination.
     Possible inflows of economic benefits to Grupo TMM that do not yet meet the recognition criteria of an asset are considered contingent assets.
z	Reclassifications -
     In 2008, the Company early adopted IAS 1 “Presentation of financial statements” (Revised 2007) and this has been applied retrospectively.
4 Going concern:
     The accompanying financial statements have been prepared in accordance with the International Financial Reporting Standards, which consider the continuation of the Company as a going concern. The Company has sustained net losses in recent years, principally as a result of its comprehensive financing cost. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.
     Management has continued to take additional steps to improve its operating and financial results, which are deemed sufficient in the medium term to enable the Company to remain in operation, such as: a) the acquisition program for a new fleet of ships has been completed, b) the administrative expenses are unchanged, c) the three tranches of Trust Certificates were consolidated into one in July 2010 for $10.50 billion pesos (see Note 15), paying off the Natixis loan, and d) the DVB loan was restructured on April 4, 2011 with better conditions, which will reduce the Company’s financial expenses.
5 Taxes receivable:
     Taxes receivable as of December 31, 2009 and 2010 are summarized as follows:

	2009	2010
Income and Value Added Tax	$6,466	$5,993
Tax on assets	496	449
Corporate Flat Tax	83	280
Special tax on production and services	44	41
Other	43	12

	$7,132	$6,775

6 Other accounts receivable:
     Other accounts receivable as of December 31, 2009 and 2010 are summarized as follows:

	2009	2010
Services for port, maritime, and other operations	$13,762	$6,597
Insurance claims	3,660	2,650
Employees	2,038	2,852
Other	2,442	1,588

	$21,902	$13,687

7 Other current assets:
     Other current assets as of December 31, 2009 and 2010 are summarized as follows:

	2009	2010
Prepaid expenses	$651	$593
Fleet insurance	442	643
Prepaid insurance premiums	263	283

	$1,356	$1,519

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
     Therefore the concession rights and the partial rights concessions provide for rights in favor of the Federal Government (see Note 25a).
     The Company has met compliance with its obligation to maintain the concessioner’s facilities in good condition.
     Concession rights as of December 31, 2009 and 2010 are summarized as follows:

			Years left to
	2009	2010	amortize
Administración Portuaria Integral de Acapulco (1)	$6,783	$6,783	11
Transportación Marítima Mexicana (see Note 1) (2)	2,170	2,170	—

	8,953	8,953
Accumulated amortization	(5,833)	(6,104)

Concession rights — net	$3,120	$2,849

The amortization of concession rights was $271 for the years ended December 31, 2009 and 2010.

(1)	Concession expires June 2021.

(2)	Concession expires January 2015. In January 2007, the total value of this concession has been fully amortized.
9 Property, machinery, and equipment, net:
     Property, machinery, and equipment as of December 31, 2009 and 2010 are summarized as follows:

	2009
						Net
	Net					balances	Estimated
	balances at					at year	useful life
	year start	Additions	Disposals	Transfers and others	Depreciation	end	(years)
Vessels	$500,296	$5,426	$1,077	$34,741	$27,695	$511,691	25
Dry-docks: (major vessel repairs)	5,135	7,273	—	(1,016)	5,065	6,327	2.5
Buildings and installations	11,402	3	—	738	1,179	10,964	20 & 25
Warehousing equipment	1,075	—	—	302	283	1,094	10
Computer equipment	334	48	1	745	261	865	3 & 4
Terminal equipment	1,194	7	—	127	443	885	10
Ground transportation equipment	33,153	509	6,003	3,389	3,740	27,308	4.5 & 10
Other equipment	1,203	153	2	90	265	1,179

	553,792	13,419	7,083	39,116	38,931	560,313
Land	19,688	139	196	921	—	20,552
Constructions in progress	114,260	59,898	7,303	(59,292)	—	107,563

	$687,740	$73,456	$14,582	$(19,255)	$38,931	$688,428

	2010
							Net
	Net						balances	Estimated
	balances at						at year	useful life
	year start	Additions	Disposals	Transfers and others		Depreciation	end	(years)
Vessels	$511,691	$2,588	$106	$95,282		$32,887	$576,568	25
Dry-docks: (major vessel repairs)	6,327	7,342	—	540		8,398	5,811	2.5
Buildings and facilities	10,964	—	686	6,767	(1)	1,150	15,895	20 & 25
Warehousing equipment	1,094	58	—	18		256	914	10
Computer equipment	865	96	—	147		508	600	3 & 4
Terminal equipment	885	65	34	92		270	738	10
Ground transportation equipment	27,308	2,922	2,370	2,381		3,603	26,638	4.5 & 10
Other equipment	1,179	91	—	59		240	1,089

	560,313	13,162	3,196	105,286		47,312	628,253
Land	22,086	—	1,738	86,518	(1)	—	106,866
Constructions in progress	106,029	18,961	—	(98,467)	(1)	—	26,523

	$688,428	$32,123	$4,934	$93,337		$47,312	$761,642

     The accumulated depreciation on property, machinery, and equipment as of December 31, 2009 and 2010 was $151.7 million and $183.1 million, respectively.

(1)	The Company is adopting the revaluation method for one class of its assets (properties) in accordance with IAS 16, recognizing a Revaluation Surplus in the fixed assets as follows: Land for $88.9 million, Buildings and facilities for $4.7 million, and Constructions in progress for $(0.2) million, giving a total of $93.4 million (see Note 3i).
     As of December 31, 2010, 26 offshore vessels, 5 tanker vessels, and 5 tugboats are securing the issue of Trust Certificates. In addition, there are 7 properties, including the “La Moderna” property securing the Bancomext loan. Also, 39 tractor-trailers are securing the financing received from DC Automotriz Servicios.
10 Prepaid expenses and other:
     Prepaid expenses as of December 31, 2009 and 2010 are summarized as follows:

	2009	2010
Prepaid expenses	$5,967	$4,784
Other share investments (1)	2,057	2,057
Security deposits	2,793	776

	$10,817	$7,617

(1)	Includes investments in companies where the Company does not have a significant influence or voting rights.

11 Investments in associates:
     Investments held in associates as of December 31, 2009 and 2010 are summarized as follows:

	Percentage of
	interest	2009	2010 (1)
Seglo, S.A. de C.V.	39%	$3,385	$—
Procesos Operativos de Materiales, S.A. de C.V.	39%	(7)	—
Seglo Mexicana, S.A. de C.V.	39%	192	—

		$3,570	$—

(1)	See Note 1d
12 Intangible assets:
     Intangible assets as of December 31, 2009 and 2010 are summarized as follows:

	2009
	Net balances at				Amortization /	Net balances at year	Estimated useful
	year start	Additions	Disposals	Transfers and others	impairment	end	life (years
Software	$—	$126	$—	$(18)	$—	$108	3 & 5
Goodwill (Ademsa) (1)	10,425	—	—	—	—	10,425
Goodwill (ACM) (2)	1,591	—		1,894	3,485	—
Trademarks (3)	9,000	—	—	—	—	9,000
Non-competition rights (4)	8,240	—	—	—	2,060	6,180	5

	$29,256	$126	$—	$1,876	$5,545	$25,713

	2010
	Net balances at				Amortization /	Net balances at year	Estimated useful
	year start	Additions	Disposals	Transfers and others	impairment	end	life (years
Software	$108	$46	$—	$37	$90	$101	3 & 5
Goodwill (Ademsa) (1)	10,425	—	—	—	—	10,425
Trademarks (3)	9,000	—	—	—	—	9,000
Non-competition rights (4)	6,180	—	—	—	2,060	4,120	5

	$25,713	$46	$—	$37	$2,150	$23,646

(1)	This goodwill arises from the purchase of the Ademsa subsidiary. The value of the intangible asset for customer relations could not be reasonably estimated, therefore it is included in the value for this goodwill.

(2)	The goodwill arises from the purchase of identifiable operating assets for the transportation of automotive vehicles. An impairment for $3,485 for 2009 was determined based on the result of the calculation of the value in use (discounted cash flows).

(3)	On December 31, 2004, Grupo TMM acquired the Marmex trademark rights from its former partner Seacor Marine International, LLC, for the amount of $9,000, which was presented as an item deducting the non-controlling interest amount. Grupo TMM acquired such non-controlling interest and therefore the trademark rights are now classified within intangible assets.

(4)	A stockholder with significant influence in the business decision making of Grupo TMM decided to sell her interest. In view that this individual also had knowledge of business plans, market condition, as well as relationships with customers and vendors of Grupo TMM, the Board of Directors approved the Company on November 20, 2007, to enter into a non competition agreement for a 5 year period with this individual; this agreement provides for a penalty of $14.3 million in the event of non-compliance.
The Ademsa and ACM goodwill, the non-competition rights, and the Marmex trademark are subject to an annual impairment assessment in accordance with IAS 36. For the year 2010, no adjustment was determined as the value in use was higher than the book value.
13 Financing:
     The total debt as of December 31, 2009 and 2010 is summarized as follows:

	2009	2010
Short term debt:
DVB Bank América (1)	$4,834	$4,167
Autofin México (8)	—	5,593
DC Automotriz Servicios (2)	3,306	998
DEG-Deutsche Investition (3)	1,700	1,700
Banco Mercantil del Norte (7)	1,309	—
Natixis (4)	992	—
Pure Leasing (5)	401	423
Interests payable	3,613	11,086
Transaction cost	(112)	(295)

	$16,043	$23,672

Long term debt:
Trust Certificates Program (See note 15)	$677,520	$775,536
DVB Bank América (1)	31,355	27,486
Bancomext, S.N.C. (6)	14,770	17,743
Natixis (4)	8,839	—
DC Automotriz Servicios (2)	7,772	7,627
DEG-Deutsche Investition (3)	6,800	5,100
Autofin México (8)	—	2,024
Pure Leasing (5)	1,438	1,092

	$748,494	$836,608

(1)	In 2007, Grupo TMM Grupo TMM entered into two lines of credit in dollars with DVB Bank to acquire two chemical vessels (Maya and Olmeca). The first, with a loan facility for $25.0 million (approximately $309.5 million pesos), with an average interest rate of 7.42%, the senior note with a fixed rate of 6.88%, and the junior note with a fix rate of 11.365%. The second vessel loan facility for the amount of $27.5 million (approximately $340.5 million pesos), with an average interest rate of 7.78%, the senior note with a fixed rate of 7.21%, and the junior note with a fixed interest rate of 11.7025%. Both loans are payable in monthly installments of principal and interest, maturing May 25, 2017, and June 19, 2017, respectively. Both facilities were contracted through the subsidiary TMM Parcel Tankers.

The Company began negotiations with the bank early in 2010 to improve the amortization profile for these loans, and also to reduce the effective rate. On March 30, 2011, the restructuring with DVB Bank was finalized with the signing of two new loans, which were opened April 4, 2011. The first is a “bridge” loan for $3.5 million (approximately $43.3 million pesos) with draws during the first twenty-four months, and monthly payments on principal starting month twenty-five, quarterly payments of interest at and AIR rate (bank available funds interbank rate) plus four hundred basis points, maturing June 2017.

This line of credit will reduce payment on the senior notes by approximately $150,000 during the first eighteen months, and $133,000 during the following six months.

The second is a loan for $4.0 million (approximately $49.5 million pesos) that was used, together with Company cash, to prepay all the junior notes mentioned previous; this is a single draw loan with payment on principal due June 2017 and quarterly interest payments at an AIR rate (bank available funds interbank rate) plus four hundred basis points.

(2)	This loan is comprised of different contracts made with DC Automotriz Servicios as follows:
a.	On July 19, 2007, the Company entered into a loan facility in Mexican pesos as part of the Forced Assignment of Rights Agreement entered into with DC Automotriz Servicios S. de R.L. de C.V. (now Daimler Financial Services México, S. de R.L. de C.V. “Daimler”) for the acquisition of automotive transportation assets for approximately $9.5 million ($117.6 million pesos ) at a variable rate of the 91-day TIIE rate plus 200 basis points, through its subsidiary Lacto Comercial Organizada, S.A. de C.V. (“Lacorsa”). Payment of which is made through 84 consecutive monthly payments on the principal plus interests on outstanding balances, commencing January 2008 and maturing in December 2014.

A debt recognition and restructure agreement was signed on this loan on December 1, 2010, for $96.7 million pesos (approximately $7.8 million) at a variable rate of the 28-day TIIE plus 3.5 percentage points, through Lacorsa. Payment for which is made on 72 consecutive monthly payments on the principal plus interests on outstanding balances starting January 1, 2011 and maturing in December 2016.

b.	On June 4, 2008, the Company entered in a loan facility in Mexican pesos with “Daimler” for the acquisition of 31 transportation units for approximately $1.5 million ($18.6 million pesos) at a fixed rate of 12.85%, through its subsidiary Lacorsa; payment for which is made on 60 consecutive monthly payments on the principal plus interests on outstanding balances, maturing in June 2013.

On September 26, 2008, the Company entered into a loan facility in Mexican pesos with “Daimler” for the acquisition of 8 transportation units for approximately $0.4 million ($4.9 million pesos) at a fixed rate of 13.56%, through its subsidiary Lacorsa; payment for which is made on 60 consecutive monthly payments on the principal plus interests on outstanding balances, maturing in September 2013.

In June 2010, the two previous loans were restructured into a single $1.7 million (approximately $21.7 million pesos) loan at a fixed rate of 14.8%, through its subsidiary Lacorsa; payment for which is made on 60 consecutive monthly payments on the principal plus interests on outstanding balances, maturing in May 2015.

c.	On October 31, 2008, the Company entered into a loan facility in Mexican pesos with “Daimler” for the acquisition of 30 transportation units for approximately $2.5 million ($30.9 million pesos) at a fixed rate of 13.56%, through its subsidiary Lacorsa; payment for which is made on 60 consecutive monthly payments on the principal plus interests on outstanding balances, maturing in October 2013.

On November 3, 2008, the Company entered into a loan facility in Mexican pesos with “Daimler” for the acquisition of 15 transportation units (refuelers) for approximately $1.4 million ($17.3 million pesos) at a fixed rate of 13.56%, through its subsidiary Lacorsa; payment for which is made on 60 consecutive monthly payments on the principal plus interests on outstanding balances, maturing in November 2013.

The balance on the two previous loans was canceled by a satisfaction through equipment contract with “Daimler”, formalized in August 2009, with which approximately $3.0 million ($37.2 million pesos) was prepaid.

(3)	On January 11, 2008, Grupo TMM entered into a loan facility listed in dollars to refinance the purchase of “ADEMSA” for $8.5 million (approximately $105.2 million pesos), at a fixed rate of 8.01%, payment on which is to be made in 14 consecutive semiannual payments on principal plus interests on outstanding balances, with a two year grace period on the principal and maturing in July 2014.

(4)	In January 2008, the Company entered into a loan facility in dollars, through its subsidiary TMM Remolcadores, S.A. de C.V., to finance the purchase of two tugboats (TMM Tepalcates and TMM Cuyutlán) for $11.9 million (approximately $147.3 million pesos), at a fixed rate of 6.35%, with quarterly payments on principal and interests on outstanding balances, and maturing in January 2015. The Company established a Trust for this loan facility, securing the vessels as collateral. The total balance on the principal and interests were prepaid on July 29, 2010.

(5)	In September 2009, the Company secured with Pure Leasing, S.A. de C.V. through its subsidiary TMM Logistics, S.A. de C.V., a line of credit in Mexican pesos for working capital and/or current accounts for approximately $2.1 million ($26.2 million pesos) at a fixed rate of 14.25% with monthly payments on principal and interest on outstanding balances, maturing in September 2014.

(6)	In June 2009, the Company secured with Banco Nacional de Comercio Exterior, S.N.C., Institución de Banca de Desarrollo, through its subsidiary TMM División Marítima, S.A. de C.V., a line of credit in dollars for working capital and/or current accounts for $25.0 million (approximately $309.5 million pesos) at a variable rate, maturing in June 2015, monthly interest payments on outstanding balances and principal at maturity, drawing both dollars and pesos with the possibility of making prepayments on principal without penalty.

In July 2009, a first draw was made on the line of credit for $6.9 million (approximately $85.4 million pesos) at a variable rate of the 30-day Libor plus 600 basis points, with monthly interest payments. On July 30, 2010, the principal balance was prepaid in full on this draw and interests.

In November 2009, a second draw was made on the line of credit for approximately $10.7 million ($132.9 million pesos) at a variable rate of the 28-day TIIE plus 400 basis points, with monthly interest payments. As of December 31, 2010, the effective rate for this draw on the line of credit was 8.8850% with an outstanding balance of $8.1 million (approximately $100.0 million pesos).

In December 2009, a third draw was made on the line of credit for approximately $1.0 million ($11.9 million pesos) at a variable rate of the 28-day TIIE plus 400 basis points, with monthly interest payments. As of December 31, 2010, the effective rate for this draw on the line of credit was 8.8850% with an outstanding balance of approximately $1.0 million (approximately $11.9 million pesos).

In November 2010, the Company secured with Banco Nacional de Comercio Exterior, S.N.C., Institución de Banca de Desarrollo, through its subsidiary TMM División Marítima, S.A. de C.V., a new line of credit in US dollars for working capital and/or current accounts for $15.0 million (approximately $185.7 million pesos), at a variable rate, maturing in June 2015, with monthly interest payments on outstanding balances and principal on maturity, with the possibility of making prepayments without penalty. The balance on both lines of credit, together, cannot exceed US $25.0 million, or the equivalent in Mexican pesos.

In November 2010, a first draw was made on the new line of credit for approximately $9.3 million ($115.0 million pesos) at a variable rate of the 28-day TIIE plus 425 basis points, with monthly interest payments. As of December 31, 2010, the effective rate on this draw on the line of credit was 9.1350% with an outstanding balance of approximately $9.3 million ($115.0 million pesos).

(7)	In November 2009, the Company secured with Banco Mercantil del Norte, S.A., Institución de Banca Múltiple, through its subsidiary Ficorsa Corporate Services, S.A.P.I de C.V., a line of credit in Mexican pesos for working capital (portion B) and issuance of letters of credit (portion A) for a total of approximately $17.4 million ($215.0 million pesos), maturing in November 2012, at a variable rate with monthly interest payments on outstanding balances and principal at different terms, with the possibility of making prepayments on principal without penalty.

In December 2009, a first draw was made on portion B of the line of credit for approximately $1.4 million ($17.1 million pesos) at a variable rate of the 28-day TIIE plus 4.00%, with monthly interest payments. This draw on portion B was paid in full on February 2, 2010.

Also in December 2009, a first draw was made on portion A of the line of credit for the issue of a letter of credit for $1.9 million (approximately $25.3 million pesos) maturing February 11, 2010. The issuance of this letter of credit does not create any payment obligation for the borrower until the holder of the documents presents this for enforcement. This first draw on portion A was settled on February 11, 2010.

In February 2010, a second draw was made on portion A of the line of credit for the issue of the letter of credit for approximately $1.1 million ($13.6 million pesos) maturing December 31, 2010. The issuance of this letter of credit does not create any payment obligation for the borrower until the holder of the document presents this for enforcement. Therefore, no balance or effective rate for this portion A of the line of credit is reported as of December 31, 2010.

In 2010, various draws were made on portion B of the line of credit for $8.8 million (approximately $109 million pesos), which accrued interest at a variable rate of the 28-day TIIE plus 400 basis points, with monthly interest payments. These draws were settled in full in 2010. Therefore no balance or effective rate for portion B of the line of credit is reported as of December 31, 2010.

(8)	In July 2010, the Company secured with Autofin México, through its subsidiary Proserpec Servicios Administrativos, S.A.P.I. de C.V., a line of credit in Mexican pesos for working capital and treasury obligations for approximately $8.1 million ($100.0 million pesos), at a variable rate of the 28-day TIIE plus 4.5 points, secured with fixed assets and the assignment of collection rights on contracts with some clients; payment for which is made on 24 consecutive monthly payments on the principal plus interest on outstanding balances, starting July 2010 and maturing in June 2012.
Covenants-
     The agreements related to the abovementioned loans contain certain covenants including the observance of certain financial ratios, restrictions on dividend payments, and sales of assets, among others. Grupo TMM and its subsidiaries were in compliance with these covenants and restrictions as of December 31, 2009 and 2010.
     The interest expense on bank loans was approximately $6.7 million (approximately $83.0 million pesos) and $6.3 million (approximately $78.0 million pesos) for the periods ended December 31, 2009 and 2010, respectively.
     Maturity of long-term bank loans as of December 31, 2009 and 2010 is as follows (book value amounts):

	2009	2010
Maturity	Loans - net	Loans - net
2010	$9,335	$—
2011	8,974	10,205
2012	7,978	6,845
2013	6,825	6,322
2014 and thereafter	715,382	813,236

	$748,494	$836,608

     A summary of the estimated fair values of the Company’s debt as of December 31, 2009 and 2010 is shown following:

	2009		2010
	Book	Fair	Book	Fair
	value	value	value	value
Short term debt:
Fixed rate	$8,567	$8,567	$6,558	$6,558
Variable rate	3,975	3,975	6,323	6,323
Transaction costs	(112)	—	(295)	—
Interest payable	3,613	—	11,086	—

	$16,043	$12,542	$23,672	$12,881

	Book	Fair	Book	Fair
	value	value	value	value
Long term debt:
Fixed rate	$761,315	$761,315	$883,906	$883,906
Variable rate	20,463	20,463	26,628	26,628
Transaction costs	(35,972)	—	(90,180)	—
Interest payable	2,688	—	16,254	—

	$748,494	$781,778	$836,608	$910,534

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
     On September 25, 2006 the Company finalized a Factoring program for $200 million (approximately $2.476 billion pesos) with Deutsche Bank, (the “Program”). As of December 31, 2010, the outstanding balance under this Program was $17.2 million (approximately $212.4 million pesos) (exclusive of $6.3 million pesos — $78 million pesos — for the transaction cost and $0.9 million — $11.1 million pesos in interest payable) bearing a fixed interest rate of 12.47% per annum.
     This Program contemplates restricted cash to secure any potential payment obligation arising from default. The reserved cash balance as of December 31, 2010 and 2009 was $0.7 ($8.7 million pesos) and US $1.0 million ($12.4 million pesos), respectively.
     On October 15, 2007, the Company withdrew certificates under this Program for the amount of $50 million (approximately $619.1 million pesos) plus a premium of approximately $52 million ($643.8 million pesos). The resources applied were from the settlement with Kansas City Southern (KCS) (purchaser of the discontinued railroad operation in April 2005), under which KCS paid the Company $54.1 million (approximately $669.8 million pesos) on October 1, 2007. This settlement also meant the cancellation of a portion of the KCS account receivable for $38.6 million ($477.9 million pesos) reported in the consolidated statements of operations for 2007.
     On December 18, 2009, as part of the restructuring Program, an affiliate company of the Company, VEX Asesores Corporativos, S.A.P.I. de C.V. (“VEX”) purchased certificates with a face value of $86.5 million (approximately $1.071 billion pesos). VEX is a Mexican company in which Mr. Serrano Segovia (principal stockholder in Grupo TMM and chairman of the board of directors) holds a minority interest, controlling the vote; the remaining stockholdings in VEX are held by related and unrelated investors through non-voting shares.
     In addition, as part of the restructuring, certain conditions of the Program were modified; among others, the Logistics division subsidiaries (TMM Logistics, S.A. de C.V. and Lacto Comercial Organizada, S.A. de C.V.) were released from collateral and consequently the accounts receivable generated by these subsidiaries are no longer included in the factoring surety.
     To improve the amortization profile and the Company’s financial expenses, negotiations were opened with Deutsche Bank in mid 2010 to repurchase early the certificates the bank holds. In April 2011, the Company finalized the early repurchase of all the certificates held by Deutsche Bank for a total of $9.1 million (approximately $112.9 million pesos). This amount represents the total value of the certificates at a price of 91 cents of US dollar, plus the interests earned an unpaid on the date of the repurchase.
     The obligations from the sale of receivables as of December 31, 2009 and 2010 are summarized as follows:

	2009	2010
2006 Series	$200,000	$200,000
2006 Series — A Restructuring of certificates — B	6,000	6,000
Payments made	(181,827)	(188,849)

	24,173	17,151
Interest payable	106	924
Transaction cost	(4,363)	(6,302)
Current portion	(7,869)	(11,223)

Obligations from the sale of receivables, long term	$12,047	$550

     The maturities of the obligations from the sale of receivables as of December 31, 2009 and 2010 are summarized as follows (book value amounts):

	2009	2010
Maturity	Loans — net
2010	$7,763	$—
2011	9,558	10,299
2012	1,450	1,450
2013	2,434	2,434
2014 and thereafter	2,968	2,968

	$24,173	$17,151

Covenants-
     The agreements related to the abovementioned loans contemplate certain covenants including the observance of certain financial ratios, and restrictions on dividend payments and sales of assets. Grupo TMM and its subsidiaries were in compliance with these covenants and restrictions at December 31, 2009 and 2010.
15 Trust certificates program:
First tranche -
     On July 19, 2007, the Company released its First Tranche for the approximate amount of $242.3 million ($3,000 million Mexican pesos) in Trust Certificates under the Trust Certificate Program for up to approximately $726.9 million ($9.00 billion Mexican pesos) (“the Program”) established by the Company. The Trust Certificates corresponding to the First Tranche originally had a 20 year term and an AA (mex) initial credit rating issued by Fitch de Mexico, S.A. de C.V. In November 2009, after reviewing the performance of this First Tranche and also the adverse market conditions and the delay on adding all the vessels to the program, HR Ratings de México, S.A. de C.V. gave its credit rating of HR AA — with stable outlook. On a subsequent review, in May 2010 HR Ratings de México, S.A. de C.V. gave its rating HR AA with stable outlook.
     The proceeds from this First Tranche were used for the prepayment of various bank loans for $153.1 million (approximately $1,895.6 million pesos) including capital, interest, and prepayment expenses, and also payment of expenses and commissions related to this First Tranche, and the creation of cash reserves.
     Interests on the First Tranche were payable semiannually on December 15 and June 15 of the corresponding year, having contracted a hedging derivative financial instrument (interest rate CAP) which allowed for the trust’s maximum payable rate to be 11.50% per annum during the first 4 years of this First Tranche’s maturity.
     The First Tranche represented the total amount in US dollars for future services to be provided to the Contracting Parties, according to the terms of the Trust Certificate Program. This First Tranche observed a cash restriction in order to secure certain operating obligations and potential payment obligations in the event of default.
     The outstanding flow balance as of December 31, 2009 was approximately $226.3 million ($2,802.0 million pesos).
Second tranche -
     On April 30, 2008, a Second Tranche was released for approximately $125.2 million ($1,550 million pesos) in Trust Certificates, under cover of the Program, just as the First Tranche. The Trust Certificates corresponding to the Second Tranche originally had a term of 20 years and an AA (mex) initial credit rating issued by Fitch de México, S.A. de C.V. In November 2009, after reviewing the performance of this First Tranche and also the adverse market conditions and the delay on adding all the vessels to the program, HR Ratings de México, S.A. de C.V. gave its credit rating of HR A+ with stable outlook. On a subsequent review, in May 2010 HR Ratings de México, S.A. de C.V. gave its rating HR A + with positive outlook.

     The proceeds from this Second Tranche were used for the prepayment of various bank loans, the funding of reserves for the acquisition of vessels, the payment of expenses and commissions related to the Second Tranche, and the creation of cash reserves.
     Interests on this Second Tranche were payable semiannually on September 15 and March 15 of each year, commencing March 15, 2009, having contracted a hedging derivative financial instrument (interest rate CAP) which allowed for the trust’s maximum payable rate to be 11.50% per annum during the first 3 years.
     The Second Tranche represented the total amount in US dollars for future services to be provided to the Contracting Parties, according to the terms of the Trust Certificate program. This Second Tranche, as with the previous, observed a cash restriction in order to secure certain operating obligations and potential payment obligations in the event of default. The outstanding flow balance as of December 31, 2009 was approximately $135.6 million ($1,678.4 million pesos). The Second Tranche represented the total amount in US dollars for future services to be provided to the Contracting Parties, according to the terms of the Trust Certificate program. This Second Tranche, just as the previous, observed a cash restriction in order to secure certain operating obligations and potential payment obligations in the event of default.
Third tranche -
     On July 1, 2008, a Third Tranche was released for approximately $354.6 million ($4,390 million pesos) in Trust Certificates, under cover of the Program, just as the First and Second Tranches. The Trust Certificates corresponding to the Third Tranche originally had a term of 20 years and an AA (mex) initial credit rating issued by Fitch de México, S.A. de C.V. In November 2009, after reviewing the performance of this First Tranche and also the adverse market conditions and the delay on adding all the vessels to the program, HR de México, S.A. de C.V. gave its credit rating of HR A- with stable Outlook. On a subsequent revision, in May 2010 HR Ratings de México, S.A. de C.V. gave its rating HR A- with positive outlook.
     The proceeds from this Third Tranche were used to fund reserves for the acquisition of vessels, payment of expenses and commissions related to the Third Tranche, and the creation of cash reserves.
     Interests on this Third Tranche were payable semiannually on June 15 and December 15 of each year, commencing June 15, 2009, having contracted a hedging derivative financial instrument (interest rate CAP) which allowed for the trust’s maximum payable rate to be 11.50% per annum during the first 3 years of the Third Tranche’s maturity.
     The Third Tranche represents the total amount in US dollars for future services to be provided to the Contracting Parties, according to the terms of the Trust Certificate program. This Third Tranche, just as the previous, observed a cash restriction in order to secure certain operating obligations and potential payment obligations in the event of default. The outstanding flow balance as of December 31, 2009 was approximately $385.3 million ($4,770.5 million pesos).
Fourth Tranche -

     On July 29, 2010, a Fourth Tranche was released for approximately $848.0 million ($10,500 million pesos) in Trust Certificates. This Fourth Tranche consolidates the three previous tranches into one. The Trust Certificates corresponding to the Fourth Tranche bear a term of 20 years and have an initial credit rating of HR AA with stable outlook given by HR Ratings de México, S.A. de C.V. on July 23, 2010.
     The proceeds from this Fourth tranche were used to repurchase the three previous tranches in full, the early prepayment of various bank loans, payment of expenses and commissions related to the Fourth Tranche, and the creation of cash reserves.
     Interests on this Fourth Tranche will be payable semiannually on February 15 and August 15 of each year, commencing February 15, 2011, having already contracted a hedging derivative financial instrument (interest rate CAP) which allows for the Trust’s maximum payable rate to be 10.80% per annum during the first 3 years of this Fourth Tranche’s maturity.
     The Fourth Tranche represents the total amount in US dollars for future services to be provided to the Contracting Parties, according to the terms of the Trust Certificate program. This Fourth Tranche, just as the previous, observes a cash restriction in order to secure certain operating obligations and potential payment obligations in the event of default. The restricted cash balance as of December 31, 2010 is approximately $52.4 million ($648.8 million pesos). The outstanding flow balance under this Fourth Tranche as of December 31, 2010 was approximately $848.0 million ($10,500 million pesos) at an interest rate of 7.42% per annum.
     The Trust Certificates as of December 31, 2009 and 2010 are summarized as follows:

	2009	2010
First Tranche	$233,061	$848,026
Second Tranche	128,674	—
Third Tranche	365,729	—
Payments made	(18,242)	—

	709,222	848,026
Interest payable	2,688	16,254
Transaction cost	(34,390)	(88,744)

Trust Certificates, long term	$677,520	$775,536

16 Balances and transactions with related parties:
     The balances and transactions with related parties as of December 31, 2009 and 2010 are summarized as follows:

	2009	2010
Accounts receivable:
Seglo Operaciones Logísticas (1)	$29	$—
SSA México, S.A. de C.V. (2)	2,222	408

	$2,251	$408

1)	Seglo Operaciones Logísticas, S.A. de C.V. (Joint investment in the Logistics Division) Company with which Grupo TMM and its subsidiaries conduct supply and logistics operations for the automotive industry, and in which a 50% interest is held.

2)	SSA México, S.A. de C.V. Company with which Grupo TMM, S.A.B. and Administración Portuaria Integral de Acapulco, S.A. de C.V. conduct leasing operations, consulting, and interests.
     The most relevant transactions with related parties as of December 31, 2008, 2009 and 2010 are summarized as follows:

	2008	2009	2010
Income:
Management fees (1)	$110	$666	$739
Leases (2)	38	34	61
Interests (3)	295	294	294

Expenses:
Management expenses (4)	$4,370	$2,693	$1,628
Other expenses (5)	310	309	309
Fees (6)	132	116	107

(1)	Includes principally management consulting fees billed by Servicios Corporativos TMM, S.A. de C.V. and Servicios Directivos Sedise, S.AP.I. de C.V. to Seglo, S.A. de C.V., for $58, $91, and $24 for the years ended December 31, 2008, 2009, and 2010, respectively, and also includes Seglo Operaciones Logísticas, S.A. de C.V. billing to Seglo, S.A. de C.V., as of December 2008, 2009, and 2010 for $52, $575, and $715 respectively.

(2)	Grupo TMM, S.A.B. billing to SSA México, S.A. de C.V. (Lease).

(3)	Administración Portuaria Integral de Acapulco, S.A. de C.V. billing to SSA México, S.A. de C.V. (Interests)

(4)	Management consulting and trade commission between Seglo, S.A. and Seglo Operaciones Logísticas, S.A. de C.V., in addition to management consulting on recovery of Grupo TMM, S.A.B. expenses from Comercializadora y Distribuidora Milgret, S.A.P.I. de C.V.

(5)	Management consulting that SSA México, S.A. de C.V. billed to Administración Portuaria Integral de Acapulco, S.A. de C.V.

(6)	Trade commissions that Seglo, S.A. billed to Seglo Operaciones Logísticas, S.A. de C.V.
     Operations involving executive personnel as of December 31, 2008, 2009 and 2010, include the following expenses:

	2008	2009	2010
Short term employee benefits
Salaries	$4,306	$4,445	$5,339
Social security costs	113	82	102

	$4,419	$4,527	$5,441

17 Accounts payable and accrued expenses:
     Accounts payable and accumulated expenses as of December 31, 2009 and 2010 are analyzed as follows:

	2009	2010
Taxes payable	$14,581	$9,258
General expenses	17,318	25,747
Operating expenses	6,295	5,454
Salaries and wages	4,094	3,554
Purchased services	1,661	2,601
Other	207	374

	$44,156	$46,988

18 Stockholder equity:
Capital stock -
     As a result of the repurchase of 1,736,100 shares, as of December 31, 2008 the capital stock totaled Ps.668,503 (par) fixed, and was comprised of 55,227,037 Series “A” shares, outstanding, registered, without par value, and with voting rights, which may be held by persons or companies of Mexican nationality or Mexican companies that include in their bylaws the exclusion of foreigners clause. Foreigners may acquire shares under the figure of American Depositary Shares.
     Under the resolution adopted at the Extraordinary General Stockholders’ Meeting held December 15, 2009, authorized by the Comisión Nacional Bancaria y de Valores (Mexican Securities and Exchange Commission), and to culminate the restructuring of the Grupo TMM factoring program, VEX (company formed for this purpose and related to Grupo TMM) subscribed $41.182 million at a price of $0.88 per share (equal to US $4.4 for ADR) represented by 46,797,404 common, registered shares, without par value, paying the abovementioned subscription price, through the capitalization of the Grupo TMM liability. The subscription price was 10% higher than the ADR close price on January 5, 2010.
     As a result of the foregoing, the subscribed and paid capital increase was of Ps 532,174 to reach a total of Ps 1,200,677 with 102,024,441 shares outstanding as of December 31, 2009.
     As a result of the repurchase of 29,000 shares in May 2010, the capital stock rose to Ps.1,200,311, with 101,994,641 shares outstanding as of December 31, 2010.
Dividends-
     Dividends paid that are charged to previously taxed accumulated earnings are not subject to income tax. Dividends paid in excess of the net tax profit account (CUFIN) are taxed at 38.89% when paid. The tax is payable by the Company and may be credited against its income tax in the same year or the following two years.
     The crediting under the terms of Article 11 of the Income Tax Law is also applicable against installment payments and not only against the tax assessed at year close (taxable income).
     In the event of a capital reduction, any excess of stockholder equity over capital contributions will be treated as dividends, in accordance with the provisions of the Income Tax Law.
Capital premium -
     This premium was the result of an issuance of convertible obligations in 2002 that were settled the following year.
19 Other income (expense), net:
     Other income (expense) as of December 31, 2008, 2009 and 2010 is summarized as follows:

	2008	2009	2010
Amortization of non-competition rights	$(2,060)	$(2,060)	$(2,060)
Sale of shares in subsidiaries	—	—	(1,555)
Sale of subsidiaries, Northarc Express,
S.A. de C.V., in 2008 and Grupo Seglo in 2010	17,726	—	(1,027)
Provision for consulting payments	(310)	(309)	(309)
Taxes recovered, net of expenses incurred	2,821	1,480	—
Goodwill impairment, transportation of vehicles operation	(4,653)	(3,485)	—
Surplus from equipment leasing	(3,821)	(1,172)	—
Recovery from the tanker vessel construction project	1,128	—	—
Loss on Repcorp shares purchase	(1,058)	—	—
Consulting expenses for corporate restructuring	(363)	—	—
Other — Net	(754)	(199)	(195)

	$8,656	$(5,745)	$(5,146)

20 Gain (loss) on exchange, net:
     The gain (loss) on exchange included in the consolidated statement of operations for the years ended December 31, 2008, 2009, and 2010 is due to the significant depreciation/appreciation of the peso against the dollar, where a large portion of the debt is denominated in pesos, represented by the issuance of the trust certificates (see note 15). An analysis of the exchange gain or (loss) — net, for the years 2008, 2009 and 2010 follows:

Item	2008	2009	2010
Cash and cash equivalents	$(1,460)	$1,540	$88
Short term investments	(48,303)	5,053	4,416
Accounts receivable	(4,136)	622	1,044
Other accounts receivable	(591)	436	1,486
Prepaid expenses	(459)	311	389
Suppliers	2,943	(560)	(884)
Accounts payable and accrued expenses	8,222	(3,325)	(3,321)
Debt	201,283	(39,184)	(41,479)
Assets and liabilities denominated in pesos	(11,994)	4,394	143

Gain (loss) on exchange, net	$145,505	$(30,713)	$(38,118)

21 Income tax, tax loss carryforwards, and corporate flat tax:
Income Tax-
     The parent company has been authorized by the Mexican tax authorities to determine its consolidated taxable income jointly with its controlled companies.
     Consolidated taxable income was incurred for the year ended December 31, 2008 in the amount of $328,563 and a consolidated tax loss for 2009 in the amount of $61,435. A consolidated tax loss of $42,148 was incurred for the year ended December 31, 2010.
     The difference between taxable and book income is due primarily to the gain or loss on inflation recognized for tax purposes, the difference between tax and book amortization and depreciation, as well as certain temporary differences reported in different periods for financial and tax purposes, and non-deductible expenses.
     The provision for income tax recognized in the statement of operations for the years ended December 31, 2008, 2009, and 2010 is detailed as follows:

	2008	2009	2010
Current income tax	$(1,332)	$(443)	$(678)
Deferred income tax	(18,542)	—	—
Corporate flat tax	(220)	(644)	(141)

Provision for income taxes	$(20,094)	$(1,087)	$(819)

     The reconciliation between the provision for income tax based on the statutory income tax rate and the provision recorded by the Company as of December 31, 2008, 2009 and 2010 is as follows:

	2008	2009	2010
Income (loss) before taxes	$95,534	$(94,583)	$(78,097)

Income tax	(26,750)	26,483	23,429
(Decrease) increase from:
Difference in depreciation and amortization	(46,520)	2,896	(12,017)
Revaluation surplus	—	—	29,311
Income recognized in advance	64,199	(13,114)	(17,808)
Inventories	94	1,333	(1,278)
Inflationary and currency exchange effects on monetary assets and liabilities, net	34,444	(6,561)	(260)
Cumulative income from trust certificates	(2,806)	—	—
Effects related to the peso/dollar exchange in tax loss carryforwards, net	(132,394)	12,282	28,335
Provisions and allowance for doubtful accounts	4,850	(1,718)	(39)
Sale of assets	2,158	(2,886)	(466)
Valuation allowance for tax losses	79,625	(16,536)	(47,385)
Non-taxable revenue	3,446	502	7
Sale of shares	3,809	(100)	(872)
Non-deductible expenses	(3,957)	(3,666)	(1,961)
Other, net	(292)	(2)	185

Provision for income tax	$(20,094)	$(1,087)	$(819)

     Under the terms of the amendments to the Income Tax Law, in 2008 and 2009 the general rate was 28%, from 2010 to 2012 the general rate will be 30%, and in 2013 the general rate will be 29%.
     The components of deferred tax assets and (liabilities) for the years ended December 31, 2008, 2009 and 2010 are comprised as follows:

	2008	2009	2010
Tax loss carryforwards	$122,337	$154,767	$198,486
Valuation allowance for tax losses	(8,657)	(25,193)	(72,578)

	113,680	129,574	125,908
Inventories and provisions — Net	6,391	6,872	6,978
Income recognized in advance	64,199	51,085	37,987
Concession rights and property, machinery, and Equipment	(86,994)	(90,257)	(103,381)

Total deferred tax assets	$97,276	$97,274	$67,492

     The Company has recognized deferred tax assets related to its tax loss carryforwards as well as its subsidiaries and other items after evaluating the reversal of existing taxable temporary differences. To the extent that the balance of the deferred tax assets exceeds the existing temporary differences. Management has evaluated the recoverability of such amounts by estimating future taxable profits in the foreseeable future which extend from 2011 through 2018. The tax profits include estimates of profitability and macroeconomic assumptions which are based on management’s best judgment (see Note 4).

Corporate flat tax -
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
     The IETU is a tax that co-exists with Income Tax (ISR), and it is subject to the following:
a	If the IETU exceeds the Income Tax for the same period, the Company will pay IETU on the portion exceeding the income tax. Pursuant to the foregoing, the Company will reduce Income Tax paid in the same period from the IETU for the period.

b	If the IETU is less than the Income Tax for the same period, the Company will not pay IETU for the period.

c	If the IETU base is negative due to deductions that exceed taxable income, there will be no IETU due. In addition, the amount of that base multiplied by the IETU rate results in an IETU credit that can be offset until December 31, 2009 against the Income Tax for the same period, and as of 2010, may only be credited against the IETU for subsequent periods.
     During the year ended December 31, 2010, the Company determined an IETU base of $49 ($612,118 pesos and a tax of $107,121 pesos), applying the credit from the higher deductions on past income to which the Company is entitled under the terms of Article 11 of the IETU Law.
Tax loss carryforwards -
     As of December 31, 2010, the tax consolidating group headed by Grupo TMM, as parent company, had tax loss carryforwards, shown as follows, which may be restated by inflation, under Mexican legislation.

	Inflation restated
	amounts up to June 2010,
Year in which the	in thousands of US	Year of
loss was incurred	dollars	expiration
2005	$117,615	2015
2006	50,565	2016
2007	10,351	2017
2009	62,289	2019
2010	43,303	2020

	$284,123

22 Financial information by segment:
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
     The information for each operating segment is as follows:

				Elimination
				between
	Specialized		Ports and	segments and
	maritime	Logistics	terminals	shared	Total
December 31, 2008	division	division	division	accounts	consolidated
Transportation revenues	$206,818	$134,315	$8,032	$13,790	$362,955
Costs and expenses	(141,691)	(140,103)	(5,322)	(33,484)	(320,600)
Depreciation and amortization	(23,039)	(6,255)	(1,098)	(727)	(31,119)

Earnings from transportation	$42,088	$(12,043)	$1,612	$(20,421)	$11,236

Costs, expenses, and revenues not allocated					63,697

Net earnings for the year attributable to Grupo TMM, S.A.B. stockholders					$74,933

Total assets by segment	$858,052	$124,578	$32,796	$—	$1,015,426
Shared assets	—	—	—	72,584	72,584

Total assets	$858,052	$124,578	$32,796	$72,584	$1,088,010

Total liabilities by segment	$814,528	$116,863	$3,995	$—	$935,386
Shared liabilities	—	—	—	(18,559)	(18,559)

Total liabilities	$814,528	$116,863	$3,995	$(18,559)	$916,827

Total capital expenditures by segment	$371,501	$17,675	$553	$—	$389,729
Shared capital expenditures	—	—	—	12,091	12,091

Total capital expenditures	$371,501	$17,675	$553	$12,091	$401,820

				Elimination
				between
	Specialized		Ports and	segments and
	maritime	Logistics	terminals	shared	Total
December 31, 2009	division	division	division	accounts	consolidated
Transportation revenues	$199,646	$95,417	$6,568	$6,763	$308,394
Costs and expenses	(109,741)	(100,806)	(4,129)	(21,709)	(236,385)
Depreciation and amortization	(34,238)	(4,486)	(1,042)	(2,727)	(42,493)

Earnings from transportation	$55,667	$(9,875)	$1,397	$(17,673)	$29,516

				Elimination
				between
	Specialized		Ports and	segments and
	maritime	Logistics	terminals	shared	Total
December 31, 2009	division	division	division	accounts	consolidated
Costs, expenses, and revenues not allocated					(126,566)

Net earnings for the year attributable to Grupo TMM, S.A.B. stockholders					$(97,050)

Total assets by segment	$815,991	$119,418	$34,596	$—	$970,005
Shared assets				31,933	31,933

Total assets	$815,991	$119,418	$34,596	$31,933	$1,001,938

Total liabilities by segment	$814,329	$127,326	$3,091	$—	$944,746
Shared liabilities				(62,616)	(62,616)

Total liabilities	$814,329	$127,326	$3,091	$(62,616)	$882,130

Total capital expenditures by segment	$67,234	$1,356	$442	$—	$69,032
Shared capital expenditures				4,424	4,424

Total capital expenditures	$67,234	$1,356	$442	$4,424	$73,456

				Elimination
				between
	Specialized		Ports and	segments and
	maritime	Logistics	terminals	shared	Total
December 31, 2010	division	division	division	accounts	consolidated
Transportation revenues	$200,570	$89,619	$10,305	$4,904	$305,398
Costs and expenses	(100,181)	(88,185)	(5,624)	(18,831)	(212,821)
Depreciation and amortization	(40,578)	(14,940)	(1,028)	(848)	(57,394)

Earnings from transportation	$59,811	$(13,506)	$3,653	$(14,775)	$35,183

Costs, expenses, and revenues not allocated					(115,746)

Net earnings for the year attributable to Grupo TMM, S.A.B. stockholders					$(80,563)

Total assets by segment	$858,808	$123,213	$113,315	$—	$1,095,336
Shared assets				(19,474)	(19,474)

Total assets	$858,808	$123,213	$113,315	$(19,474)	$1,075,862

Total liabilities by segment	$884,713	$138,632	$36,472	$—	$1,059,817
Shared liabilities				(88,825)	(88,825)

Total liabilities	$884,713	$138,632	$36,472	$(88,825)	$970,992

Total capital expenditures by segment	$14,679	$5,508	$2,484	$—	$22,671
Shared capital expenditures				9,452	9,452

Total capital expenditures	$14,679	$5,508	$2,484	$9,452	$32,123

23 Employee benefits:
     Seniority premiums, retirement plan benefits (“pension benefits”) obligations, and other employee compensation payable at the end of employment are based on actuarial calculations using the projected unit credit method. Pension benefits are based mainly on years of service, age and salary level upon retirement.
     The amounts charged to the statement of operations for seniority premiums, pensions, and severances on termination of employment include the amortization of the cost of past services over the average time of service remaining. The Company continues with its policy of recognizing actuarial losses and gains for seniority premiums and pensions in the consolidated statement of operations, with a gain of $0.5 million in 2009 and a loss of $2.0 million in 2010.
     Severances prior to retirement consider the immediate recognition of the costs of past services and actuarial losses and gains.
     The details of the net cost for the period for pensions and seniority bonuses, and also the basic actuarial estimates for the calculation of these labor obligations as of December 31, 2008, 2009 and 2010 are summarized as follows:

	2008	2009	2010
Labor cost	$477	$604	$490
Financial cost	(73)	1,695	1,541
Returns on plan assets	(266)	(101)	(15)
Amortization of the transitory obligation and variations in assumptions	—	(227)	—
Effect from the reduction of personnel	(640)	—	—

Net cost for the period	$(502)	$1,971	$2,016

     The details of the net cost for the period for severances, and also the basic actuarial estimates for the calculation of this labor obligation as of December 31, 2008, 2009 and 2010 are summarized as follows:

	2008	2009	2010
Labor cost	$181	$478	$207
Financial cost	(1,429)	315	204
Amortization of the transitory obligation and variations in assumptions	395	(247)	—
Effect from the reduction of personnel	45	—	—

Net cost for the period	$(808)	$546	$411

     The reserve for pensions and seniority premiums as of December 31, 2008, 2009 and 2010 is comprised as follows:

	2008	2009	2010
Defined benefit obligations (“DBO”)	$12,667	$12,010	$13,012
Plan assets	(1,486)	(1,535)	(961)

Reserve for pensions and seniority premiums	$11,181	$10,475	$12,051

     The DBO for pensions and seniority premiums as of December 31, 2008, 2009 and 2010 is comprised as follows:

	2008	2009	2010
DBO at year start	$9,179	$12,667	$12,010
Labor cost	477	604	490
Financial cost	(73)	1,695	1,541
Benefits paid	(914)	(446)	(1,094)
Miscellaneous	(2,334)	(2,088)	(161)
Severance transfer	5,017	—	—
Actuarial losses (gains)	1,315	(422)	226

DBO at year end	$12,667	$12,010	$13,012

     The assets of the pension and seniority premium plan as of December 31, 2008, 2009 and 2010 are comprised as follows:

	2008	2009	2010
Value of the fund at year start	$4,210	$1,486	$1,535
Return on plan assets	266	101	15
Plan contributions	550	585	—
Benefits paid	(601)	(699)	(671)
Actuarial losses (gains)	(2,939)	62	82

Value of the fund at year end	$1,486	$1,535	$961

     The reserve for severances as of December 31, 2008, 2009 and 2010 is comprised as follows:

	2008	2009	2010
DBO	$2,120	$1,472	$2,532

Severance reserve	$2,120	$1,472	$2,532

     The DBO for severances as of December 31, 2008, 2009 and 2010 is comprised as follows:

	2008	2009	2010
DBO at year start	$8,446	$2,120	$1,472
Labor cost	181	478	207
Financial cost	(1,429)	315	204
Benefits paid	(361)	(1,760)	(744)
Miscellaneous	(176)	(230)	—
Transfer to pensions and seniority Premium	(5,017)	—	—
Actuarial losses (gains)	476	549	1,393

DBO at year end	$2,120	$1,472	$2,532

     The changes in the pension plan, seniority premium and severance plan as of December 31, 2008, 2009, and 2010 are summarized as follows:

	2008	2009	2010
Reserve for obligations at year start	$12,497	$13,301	$11,947
Cost for the year	(1,311)	2,517	2,427
Changes in personnel	(532)	(590)	—
Miscellaneous	—	—	(161)
Plan contributions	(550)	(585)	—
Benefits paid charged to the reserve	(673)	(2,208)	(1,702)
Provision for indemnities recognized in capital	3,870	(488)	2,072

Reserve for obligations at year end	$13,301	$11,947	$14,583

     The economic assumptions on discount rates, salary and long-term return increases used in the valuation of the projected benefit obligation, were 5% for 2008, and 4.5% for 2009 and 2010.
     As of December 31, 2008, 2009 and 2010, approximately 54% of the Company’s employees work under collective bargaining agreements that are subject to annual salary reviews and bi-annually, for other compensations. Grupo TMM has 6,470, 5,605, and 3,214 employees as of December 31, 2008, 2009, and 2010, respectively.
24 Earnings (losses) per share:
     The earnings (losses) per share were calculated as of December 31, 2008, 2009 and 2010 based on the weighted average number of shares outstanding during the year. There are no potentially dilutive instruments outstanding, therefore basic and diluted earnings (losses) per share are the same:

	2008	2009	2010
Earnings (losses) for the year	$75,440	$(95,670)	$(78,916)
Weighted average number of shares outstanding, thousands per year	56,189	56,894	102,007

Earnings (losses) per share	$1.343	$(1.682)	$(0.774)

25 Commitments and contingencies:
a) Commitments-
Concession fees -
     Pursuant to the concession under which it operates the ports and tugboat services, the Company made monthly fixed and variable rental payments. Such payments totaled $443, $395, and $542 in 2008, 2009, and 2010, respectively.
Leases and charters -
     The Company uses various bareboat and time-chartered vessels to supplement its fleet for periods ranging from seven months to ten years. The related charter expenses were $62,050 in 2008, $38,109 in 2009, and $26,999 in 2010.
     There are no minimum payments for leases and charters as of December 31, 2009 and 2010.

     As part of its truck and trailer fleet renewal program, the Company has entered into long-term operating lease agreements for such equipment, expiring in 2017.
     The minimum payments for these operating leases as of December 31, 2008 were:

Year	2008
2008	$—
2009	3,437
2010	2,751
2011	2,067
2012 and thereafter	3,231

$11,486

     In September 2009, the operating lease held with Pure Leasing was substituted for a financing agreement, see Note 13 (5); the substitution bore no penalty and the equipment was returned.
b) Contingencies-
I) SSA Claims-
     In July 2006 and February 2007, Grupo TMM, received two claim notices from SSA México, S.A. de C.V. (“SSA”) concerning certain contingencies affecting SSA, formerly TMM Puertos y Terminales, S.A. de C.V., in terms of the amendment agreement of July 21, 2001 (Amended and Restated Master Agreement.
     On June 4, 2007, the Company received a copy of the claim for arbitration filed by SSA with the International Chamber of Commerce (“ICC”), petitioning indemnity for approximately $3.0 million, for payment of the profit sharing SSA made to its employees in relation to the Amended and Restated Master Agreement.
     On March 6, 2009, the Board of Arbitration issued its decision ordering Grupo TMM to pay the approximately $3.0 million, plus interest at 6% per annum from November 6, 2006.
     On May 15, 2009, Grupo TMM and SSA signed an agreement under which both companies agreed that in the event SSA were to receive a favorable decision on the appeal filed against the decision ordering SSA to pay the profit sharing to its employees, Grupo TMM will not be required to make the payment ordered by the arbitration decision. In addition, Grupo TMM and SSA signed an agreement whereby if SSA were to lose its appeal, both Companies would negotiate the project at the port of Tuxpan, Veracruz, as an alternative to satisfy the arbitration decision. If the negotiation between Grupo TMM and SSA has not been completed by the end of that year, Grupo TMM will make payment on the arbitration decision with 50% of the proceeds from API Acapulco (Joint Venture with SSA).
     At the beginning of June 2010, SSA received a favorable decision from the lower court and the time had started for the decision to be challenged; if this decision holds, Grupo TMM would be exempt from payment of the amounts ordered by the arbitration decision.

     On February 1, 2011, Grupo TMM signed a compensation and settlement agreement with SSA concluding the claim resulting from the decision of the Board of Arbitration, which had ordered Grupo TMM to pay SSA $3.0 million, on the order of the tax authorities for SSA to pay an additional profit sharing to its employees for 2003 being declared null and void on final decision from the corresponding courts; Grupo TMM paying SSA $0.2 million as full and total settlement.
II) RPS Claim-
     On August 7, 2007, Transportación Maritima Mexicana, S.A. de C.V. (“TMM”) filed a claim for arbitration against RPS for the amount of approximately $50, for various expenses incurred by TMM due to the delay of the re-delivery of the tanker vessel Palenque.
     On October 19, 2007, RPS filed a countersuit for approximately $3.0 million, for alleged faults and lack of maintenance involving the tanker vessel Palenque, and also consequential damages for having lost a contract while the vessel was being repaired.
     TMM’s position against this countersuit is strong, as there are sufficient elements and arguments for defense, also the amount claimed by RPS is excessive and for non-supported issues.
III) Mutual claims between WWS and TMM-
     In December 2007, Transportación Marítima Mexicana, S.A. de C.V. (“TMM”) and Worldwide Services, Ltd. (“WWS”) filed claims against each other, TMM for approximately the amount of $342.5 for fuel and low performance of the vessel Veracruz A, and WWS claim for approximately the amount of $1,332, mainly for an over-performance of the same vessel.
     We believe we have strong arguments to support our claim and to defend our position at the present arbitration.
IV) Mutual loans between Pacific Richfield Marine Pte. Ltd. (“PRM”) and Grupo TMM-
     Grupo TMM is the claimant in two arbitrations with a Singapore company (PRM) and is also the respondent to same on these arbitrations. The arbitrations are conducted under the Singapore International Arbitration Centre (“SIAC”) Rules and involve breaches by PRM under two Memoranda of Agreement (“MOAs”) for the sale of two vessels. Grupo TMM is seeking recovery of the deposits paid for the said vessels in the sum of approximately $5.2 million and damages for breaches of the MOAs. PRM is alleging that Grupo TMM is in breach under the terms of the MOAs and is seeking in their counterclaim, a declaration that the deposits are due to them and for damages to be assessed.
     As a result of the hearings held on the arbitration proceedings, it has been noted and accredited that Grupo TMM was able to make payment and “PRM” had failed to comply with the technical requirements for the vessels and the importation processing, therefore we believe a favorable decision for the Company is highly possible.
V) Other legal proceedings-
a.	The Company is party to various other legal proceedings and administrative actions, all of which are of an ordinary or routine nature and incidental to its operations. Although it is impossible to predict the outcome of any legal proceeding, in the opinion of the Company’s management, such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on the Company’s financial condition, results of operations or liquidity.

b.	The Company has significant dealings and relationships with related parties. Because of these relationships, in accordance with the Mexican Income Tax Law, the Company has documentation for the transactions that took place during 2008 and 2009 that confirms that the terms of these transactions are the same as those that would result from transactions between wholly unrelated parties. The Company is in the process of completing this study for 2010.
26 Financial risk management, objectives and policies:
     Grupo TMM’s main financial instruments, other than derivate financial instruments, are bank loans, securitization structures for future income, cash and short term deposits. The main objective of these financial instruments is to provide the Company with all necessary funds to properly perform its operations. The Company has several financial assets and liabilities, such as commercial credits and commercial payables, which arise directly from its operations.
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
     Changes in the fair value of derivatives that are designated and qualified as cash flow coverage and which are highly effective are recognized in equity. When the projected transaction or commitment by a company brings about the acknowledgement of an asset (e.g. property, machinery, and equipment) or a liability, and losses previously recognized in equity are transferred and included in the initial assessment of the asset or liability cost. Otherwise, earnings and losses previously recognized in equity are transferred to the consolidated statement of operations and are classified as income or expense in the same periods in which the Company providing the coverage committed itself to doing so or whenever a projected transaction affects the consolidated statement of operations (e.g. when the projected sale occurs). As of December 31, 2010, Grupo TMM only has this type of derivatives.
     Changes in the fair value of any derivative not qualifying to be registered in the books as coverage under IAS 39 are immediately recognized in the consolidated statement of operations. When a determined coverage is due or sold, or whenever it does not meet the criteria to be recognized in the books under IAS 39, any cumulative earning or loss is recorded in equity in that moment and remains in it until the committed or projected transaction is finally acknowledged in the consolidated statement of operations. When a committed or projected transaction is no longer expected to occur, the cumulative earnings or losses recorded in equity are immediately acknowledged in the consolidated statement of operations.
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
     The fair value of the Company’s loans as well as of other financial obligations is estimated based upon prices quoted within the markets or, alternatively, based upon financing rates offered to the Company for loans with the same maturity periods at the end of each year. Debt with variable interest rates generally represents rates available for the Company in effect as of December 31, 2010 for the issue of debt under similar terms and maturity periods and, therefore, book record values of these obligations are a reasonable estimate of their fair value.
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
Foreign currency risk
     The balance for the Group may be materially affected by variances in the exchange rate between the US dollar and the Mexican peso due to the Company’s significant operations in Mexico. The Group does not cover this exposure. The Group has the objective of minimizing its exposure effects in functional currency by obtaining debt in Mexican pesos. During 2007, the Company issued Trust Certificates in the amount of approximately $242.3 million ($3,000 million pesos), and issued Trust Certificates for approximately $479.7 million ($5,940 million pesos) in April and July 2008, and issued Trust Certificates for approximately $848.0 million ($10,500 million pesos) in July 2010.
     The Group also faces a transactional currency exposure. This exposure derives from sales and acquisitions made in foreign currencies other than the US dollar, which is the Group’s functional currency. Around 38% of the Group’s sales are listed in Mexican pesos, while almost 69% of its costs are listed in Mexican pesos.

     As of December 31, 2008, 2009 and 2010, the Company had monetary assets and liabilities listed in foreign currencies other than the US dollar, classified according to its corresponding interbank exchange rate as related to the US dollar, as follows:

	2008	2009	2010
Assets in Mexican pesos	$164,334	$110,199	$133,979
Assets in other currencies	398	836	540
Liabilities in Mexican pesos	(692,034)	(759,416)	(874,506)
Liabilities in other currencies	(5,742)	(1,894)	(921)

	$(533,044)	$(650,275)	$(740,908)

     As of December 31, 2009 and 2010, the exchange rate was Ps13.0437 and Ps 12.3817 per US dollar, respectively. As of the issue date of the accompanying consolidated financial statements, the exchange rate was Ps11.6252 per US dollar and the Company’s monetary asset and liability position (unaudited) is similar to that prevailing as of December 31, 2010.
Commodity prices risk
     The Company does not operate with commodities, therefore this risk is nonexistent.
Interest rate risks
     The exposure of Grupo TMM to the risk of changes in market interest rates is related principally to the long-term debt obligations of Grupo TMM at a floating interest rate.
     Grupo TMM’s policy is to obtain fixed rated instruments on its loans and, when a loan has a variable interest rate, the Company’s policy is to obtain all needed derivate financial instruments in order to fix such rate. As of December 31, 2010, the Company has approximately $59.6 and $881.0 million ($737.9 million and $10,908.3 million pesos) of debt leased at a fixed and variable rate, respectively.
     The variable rate portion of the debt associated with the Trust Certificate Tranches for an approximate amount of $848.0257 million ($10.500 billion pesos) has an interest rate cap that permits the maximum payable rate that can be required of the Issuing Trust to be 10.80% per annum during the first 3 years.
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

Concentration of risk
     As of the month of December 2010, the Company had obtained revenues from PEMEX Exploration and Production and PEMEX Refining representing 33% and 13%, respectively, of the total revenues, and no other customer represents more than 5% of total revenues.
     The Company assesses its customer financial situation and has an allowance for doubtful accounts if needed.
Liquidity risk
     The objective of the Group is to maintain a balance between the continuity of financing and flexibility through the use of bank loans and securitization. As of December 2010 only 3% of the Company’s financial liabilities are due within the next 12 months.
Capital management
     With the objective of improving its returns for stockholders, the Company contracts debt under the best possible market conditions to invest in fixed operating assets that will, at the same time, allow the Company to maintain an adequate relationship between its capital value and debt.
27 Subsequent event:
     On February 15, 2011, the Company, through the Trust Issuer and on prior confirmation by the Joint Committee, early amortized Trust Certificates for the amount of $101.5 million pesos; this amortization did not require the payment of premiums or other penalties. The outstanding balance on the Trust Certificates as of this date is $10,398.5 million pesos.