Form 20-F
period 2011-12-31
GRUPO TMM SAB
filed 2012-04-30
CIK 1163560

SECURITIES AND EXCHANGE COMMISSION

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

102,182,841 Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐            Accelerated filer  ☐            Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

-i-

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

Selected Financial Data

The following table sets forth our selected financial data. The financial information presented for the fiscal years ended December 31, 2007, 2008, 2009, 2010 and 2011 was derived from our Audited Consolidated Financial Statements, of which the financial statements for each of the years ended December 31, 2009, 2010, and 2011 are contained elsewhere herein. The Financial Statements have been prepared in accordance with IFRS as issued by the IASB.

The following data presents selected consolidated financial information of the Company and should be read in conjunction with, and is qualified in its entirety by reference to, the Financial Statements of the Company, including the Notes thereto, also included in this Form 20-F, and to Item 5. “Operating and Financial Review and Prospects”.

GRUPO TMM, S.A.B. AND SUBSIDIARIES UNDER IFRS

SELECTED CONSOLIDATED FINANCIAL DATA

($ in millions, except per share data)

	Year Ended December 31,
	2011	2010	2009	2008	2007
CONSOLIDATED INCOME STATEMENT DATA:
Transportation revenues	$269.2	$305.4	$308.4	$362.9	$303.3

Other (Expense) Income — Net (a)	(14.1)	(5.1)	(5.7)	8.7	(4.4)
Operating Income (b)	6.0	30.0	23.8	19.9	19.3
Interest Income	3.6	8.2	7.4	13.1	5.6
Interest Expense — Net	83.8	78.2	95.1	83.0	55.6

	Year Ended December 31,
	2011	2010	2009	2008	2007
Exchange Gain (Loss)	93.7	(38.1)	(30.7)	145.5	1.4
Income (Loss) before benefit from (provision for) Income Taxes	19.5	(78.1)	(94.6)	95.5	(29.2)
(Provision for) Benefit from Income Taxes	(3.3)	(0.8)	(1.1)	(20.1)	0.8
Net Income (Loss) from continuing operations for the Year	16.2	(78.9)	(95.7)	75.4	(28.3)
Loss from discontinued operations	—	—	—	—	(38.6)
Net Income (Loss) for the year	16.2	(78.9)	(95.7)	75.4	(66.9)
Attributable to Non-controlling interest	1.0	1.6	1.4	0.5	0.2
Attributable to stockholders of Grupo TMM, S.A.B.	15.2	(80.6)	(97.1)	74.9	(67.1)
Earnings (Loss) per Share from continuing operations (c)	0.159	(0.774)	(1.682)	1.343	(0.498)
Earnings (Loss) per Share from discontinued operations (c)	—	—	—	—	(0.677)
Earnings (Loss) per Share from Net Income (Loss) for the year (c)	0.159	(0.774)	(1.682)	1.343	(1.175)
Earnings (Loss) per Share attributable to stockholders of Grupo TMM, S.A.B. (c)	0.149	(0.790)	(1.706)	1.334	(1.177)
Book value per share (d)	1.023	0.941	1.103	2.990	1.983
Weighted Average Shares Outstanding (000s)	102,176	102,007	56,894	56,189	56,962
BALANCE SHEET DATA (at end of period):
Cash and cash equivalents	$36.4	$89.9	$20.0	$39.9	$14.7
Restricted cash	40.7	52.4	64.2	128.5	37.5
Total Current Assets	145.2	212.6	173.0	260.4	142.3
Property, machinery and equipment-Net	717.9	761.6	688.4	687.7	351.1
Concessions – Net	2.6	2.8	3.1	3.4	3.7
Total Assets	952.1	1,075.9	1,001.9	1,088.0	662.2
Current portion of long term debt (e)	17.2	23.7	16.0	21.1	10.5
Obligations for sale of receivables short term (e)	—	11.2	7.9	15.0	13.5
Long-term debt (e)	735.3	836.6	748.5	680.4	310.5
Obligations for sale of receivables long term (e)	—	0.6	12.0	101.0	113.4
Capital stock	155.6	155.2	155.2	114.1	121.1
Stockholders’ Equity (Deficiency) attributable to Stockholders of Grupo TMM, S.A.B.	104.5	96.0	112.5	165.1	113.0
Non-controlling equity interest in subsidiaries	3.9	8.9	7.3	6.1	5.9
Total Stockholders’ Equity	108.4	104.9	119.8	171.2	118.9
OTHER DATA:
Incremental Capital Investments (f)	$15.4	$32.1	$73.5	$401.8	$104.5
Depreciation and Amortization	51.5	57.4	42.5	31.1	25.7

(a)

Includes mainly: (i) in the year ended December 31, 2011: goodwill impairment charges, reserve for prepay and arbitration expenses and cancellation of ferriage; (ii) in the year ended December 31, 2010: loss from the sale of subsidiaries and shares of subsidiaries; (iii) in the year ended December 31, 2009: goodwill impairment charges and equipment lease expenses; (iv) in the year ended December 31, 2008: a gain from the sale of certain non-strategic subsidiaries, partially offset by goodwill impairment charges and equipment lease expenses; (v) in the year ended December 31, 2007: a non-recurring restructuring cost, a loss from the sale of non-productive assets and leases of related equipment, partially offset by a gain from recoverable taxes net of expenses and a gain from the sale of subsidiaries.

(b)	Includes the reclassification of income (expense) — net in accordance with International Accounting Standard (“IAS”) No.1: “Presentation of Financial Statements.”
(c)

As of December 31, 2007 the number of Shares outstanding was 56,933,137, as of December 31, 2008 the number of Shares outstanding was 55,227,037, as of December 31, 2009 the number of Shares outstanding was 102,024,441, as of December 31, 2010 the number of Shares outstanding was 101,994,641 and as of December 31, 2011 the number of Shares outstanding was 102,182,841. See Item 4. “Information on the Company – History and Development of the Company.”

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

GRUPO TMM S.A.B. AND SUBSIDIARIES

SELECTED CONSOLIDATED OPERATING DATA

($ in millions)

	Year Ended December 31,
	2011	2010	2009	2008	2007
TRANSPORTATION REVENUES:
Ports and Terminals Operations (a)	10.0	10.3	6.6	8.0	8.5
Maritime Operations (b)	171.7	200.6	199.6	206.8	179.0
Logistics Operations (c)	83.8	89.6	95.4	134.3	115.9
Intercompany revenues (d)	3.7	4.9	6.8	13.8	(0.1)

Total	$269.2	$305.4	$308.4	$362.9	$303.3

INCOME ON TRANSPORTATION:
Ports and Terminals Operations	2.2	3.7	1.4	1.6	1.4
Maritime Operations	41.7	59.8	55.7	42.0	44.1
Logistics Operations	(7.8)	(13.5)	(9.9)	(12.0)	(3.4)
Shared corporate costs	(16.0)	(14.8)	(17.7)	(20.4)	(18.4)

Total	$20.1	$35.2	$29.5	$11.2	$23.7

(a)	Ports and Terminals Operations consist of a port in Acapulco, Mexico, a terminal at Tuxpan, Mexico, loading and unloading operations at the port of Tampico, Mexico, and the operation of shipping agencies at numerous ports in Mexico.
(b)	Maritime Operations primarily consist of offshore vessels, product tankers, parcel tankers and tugboats.
(c)	Logistics Operations consist of trucking and intermodal transport, warehousing, container maintenance and repair and intermodal terminal operations.
(d)	Represents intercompany transactions between segments, and certain new businesses which are in the development process.

Average Shares Outstanding

Income per Share is calculated based on the average number of Shares outstanding in each relevant year. The average number of Shares outstanding in 2007 was 56,962,041, in 2008 was 56,189,025, in 2009 was 56,893,794, in 2010 was 102,006,730 and in 2011 was 102,176,138. See Item 4. “Information on the Company — History and Development of the Company” and Item 9. “The Offer and Listing — Share Repurchase Program.”

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

Exchange Rates

We maintain our financial records in Dollars. However, we keep our tax records in Pesos. We record in our financial records the Dollar equivalent of the actual Peso charges for taxes at the time incurred using the prevailing exchange rate. In 2011, approximately 60% of our net consolidated revenues and 30% of our operating costs and expenses were generated or incurred in Dollars. The remainder of our net consolidated revenues and operating expenses were denominated in Pesos.

The following table sets forth the high, low, average and period-end noon buying rates for Pesos reported by Banco de México (the “Noon Buying Rate”) expressed as Pesos per U.S. dollar for the periods indicated below.

	Exchange Rates
Year Ended December 31,	High(1)	Low(1)	Average(2)	End of Year(3)
2007	11.27	10.66	10.93	10.91
2008	13.92	9.92	11.14	13.77
2009	15.36	12.60	13.51	13.04
2010	13.18	12.16	12.64	12.38
2011	14.24	11.50	12.43	13.95

	Exchange Rates
Monthly,	High(4)	Low(4)	Average(5)	End of Month(6)
Year 2012
January	13.95	12.93	13.45	13.01
February	13.01	12.65	12.79	12.86
March	12.98	12.63	12.75	12.81
April(7)	13.23	12.73	13.01	13.12

(1)	The highest and lowest of the Noon Buying Rates for the Peso per U.S. dollar reported by Banco de México on the last business day of each month during the relevant year.
(2)	The average of the Noon Buying Rates on the last day of each month during the relevant year.
(3)	The Noon Buying Rates on the last day of each relevant year.
(4)	The highest and lowest of the Noon Buying Rates of each day in the relevant month.
(5)	The average of the Noon Buying Rates of each day in the relevant month.
(6)	The Noon Buying Rates on the last day of each relevant month.
(7)	Through April 23, 2012.

On April 23, 2012, the Noon Buying Rate was Ps. 13.1171 = $1.00 (equivalent to Ps. 1.00 = $0.0762).

Risk Factors

Risks Relating to our Indebtedness

Our substantial indebtedness could adversely affect our financial condition and impair our ability to operate our business, and we may not be able to pay the interest on and principal amount of our indebtedness.

As of December 31, 2011, Grupo TMM’s total debt amounted to $752.5 million, which includes $684.3 million under our Mexican Peso-Denominated Trust Certificates Program (the “Trust Certificates Program”) and $68.2 million of bank debt owed to several different banks; of this debt, $17.2 million is short-term debt, and $735.3 million is long-term debt. As of March 31, 2012, Grupo TMM’s total debt amounted to $806.5 million, which includes $737.0 million under our Trust Certificates Program and $69.5 million of bank debt owed to several different banks; of this debt, $14.0 million is short-term debt, and $792.5 million is long-term debt. Under IFRS, transaction costs in connection with financings are required to be accounted for as debt.

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

Restrictive covenants in our financing agreements, including the Trust Certificates Program and our ship financings, may restrict our ability to pursue our business strategies.

Our agreements for our ship financings contain a number of restrictive covenants and any additional financing arrangements we enter into may contain additional restrictive covenants. These covenants restrict or prohibit many actions, including our ability, or that of our subsidiaries, to, among others:

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

If we fail to comply with these and other restrictive covenants, our obligation to repay our indebtedness may be accelerated. If we cannot pay the amounts due on the Trust Certificates Program or under one or more of our vessel financing facilities, the relevant lender or lenders could then take action to foreclose against any collateral securing the payment of such facility or facilities. Most of our shipping assets have been pledged to secure our obligations under our Trust Certificates Program and various vessel financing facilities.

As of December 31, 2010 and 2011, and March 31, 2012, we were in compliance with all of our covenants under these facilities.

We have to service our peso-denominated debt with revenues generated in dollars, as we do not generate sufficient revenue in pesos from our operations to service all of our peso-denominated debt. This could adversely affect our ability to service our debt in the event of a devaluation or depreciation in the value of the dollar against the Mexican peso.

As of March 31, 2012, approximately 95% of our debt was denominated in pesos. As of the date of this Annual Report, we do not generate sufficient revenue in pesos from our operations to service all of our peso-denominated debt. Consequently, we have to use revenues generated in dollars to service our peso-denominated debt. A devaluation or depreciation in the value of the dollar, compared to the Mexican peso, could adversely affect our ability to service our debt. During 2011, the Mexican peso depreciated approximately 12.6% against the dollar. During 2012 through April 23, 2012, the Mexican peso had appreciated approximately 5.9% against the dollar.

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

Under Mexican law, when a company has accumulated losses in excess of two-thirds of its capital stock, any third party with legal interest may request the corresponding judicial authorities to declare the dissolution of the company. In our audited report for the periods ended December 31, 2007, 2008, 2009, 2010 and 2011, our independent auditors indicated that a substantial doubt existed as to our continuation as a going concern because we had sustained substantial losses from continuing operations during those periods. For the period ended December 31, 2008 and 2011, we reported a profit from our continuing operations.

Although Grupo TMM improved its operating income in 2008 and 2011, it incurred a net loss in 2007, 2009 and 2010. Our ability to continue as a going concern is subject to our ability to generate sufficient profits and/or obtain necessary funding from outside sources and there can be no assurance that we will be able to generate such profits or obtain such funding.

If our time charter arrangements are terminated or expire, our business could be adversely affected.

As of December 31, 2011, we had one product tanker vessel on bareboat charter and six vessels on time charter to PEMEX Refinación (“PER”), and 22 offshore vessels on time charter to Pemex Exploración y Producción (“PEP”). PER and PEP are subsidiaries of Petroleos Mexicanos, the national oil company of Mexico (“PEMEX”). In addition, in 2011 we entered into six offshore vessel chartering agreements with private operators with time periods ranging from one to two years. In the event that our time charter arrangements are terminated or expire without being renewed, we will be required to seek new bareboat or time charter arrangements for these vessels. We cannot be sure that bareboat or time charters will be available for the vessels following termination or expiration, or that bareboat or time charter rates in effect at the time of such termination or expiration will be comparable to those in effect under the existing time charters or in the present market. In the event that bareboat or time charters are not available on terms acceptable to us, we may use those vessels in the spot market. Because charter rates in the spot market are subject to greater fluctuation than longer term bareboat or time charter rates, any failure to maintain existing, or enter into comparable, charter arrangements could adversely affect our operating results.

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

The level and timing of our business activity is heavily dependent upon the level of U.S.-Mexican trade and the effects of NAFTA on such trade. Downturns in the U.S. or Mexican economy or in trade between the United States and Mexico would likely have adverse effects on some of our businesses and results of operations. Our logistics business and the transportation of products traded between Mexico and the United States depend on the U.S. and Mexican markets for these products, the relative position of Mexico and the United States in these markets at any given time and tariffs or other barriers to trade. The sluggish pace of financial and economic growth in the U.S. and international markets has negatively affected our volumes and as a consequence is negatively affecting our results of operations and our ability to meet our debt service obligations described above.

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

Grupo TMM is a party to arrangements with other parties as joint investors in non-wholly owned subsidiaries.

Grupo TMM is a party to arrangements with other parties under which it and such parties have jointly invested in non-wholly owned subsidiaries, and Grupo TMM may enter into other similar arrangements in the future. Grupo TMM’s partners in these non-wholly owned subsidiaries may at any time have economic, business or legal interests or goals that are inconsistent with our interests or those of the entity in which they have invested with us. Furthermore, any dividends that are distributed from subsidiaries that Grupo TMM does not wholly own would be shared pro rata with its partners according to their relative ownership interests. For these or any other reasons, disagreements or disputes with partners with whom Grupo TMM has a strategic alliance or relationship could impair or adversely affect its ability to conduct its business and to receive distributions from, and return on its investments in, those subsidiaries.

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

The factors that influence demand for our vessels’ capacity include:

•	supply and demand for products suitable for shipping by our vessels;

•	changes in global production of products transported by our vessels;

•	the distance cargo products are to be moved by sea;

•	the globalization of manufacturing;

•	global and regional economic and political conditions;

•	changes in seaborne and other transportation patterns, including changes in the distances over which cargoes are transported;

•	environmental and other regulatory developments;

•	technological advancements;

•	currency exchange rates; and

•	weather.

The factors that influence the supply of our vessels’ capacity include:

•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels similar to our vessels;

•	the price of steel and other raw materials;

•	changes in environmental and other regulations that may limit the useful life of vessels;

•	the number of vessels that are out of service; and

•	port congestion.

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

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of a vessel may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage. Although our current fleet of 41 vessels had an average age of approximately 12.2 years as of March 31, 2012, we cannot assure you that, as our vessels age, market conditions will justify such expenditures or will enable us to profitably operate our vessels during the remainder of their expected useful lives.

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

As of March 31, 2012, we had 3,292 employees, approximately 42% of whom were unionized. The compensation terms of the labor agreement with these employees are subject to renegotiation on an annual basis and all other terms are renegotiated every two years. If we are not able to negotiate these provisions favorably, strikes, boycotts or other disruptions could occur, and these potential disruptions could have a material adverse effect on our financial condition and results of operations and on our ability to meet our payment obligations under our financing arrangements.

Continuing world tensions, including as the result of wars, other armed conflicts and terrorist attacks could have a material adverse effect on our business.

Continuing world tensions, including those relating to the Middle East, Iran and North Korea, as well as terrorist attacks in various locations and related unrest, have increased worldwide political and economic instability and depressed economic activity in the United States and globally, including the Mexican economy. The continuation or escalation of existing armed hostilities or the outbreak of additional hostilities as a consequence of further acts of terrorism or otherwise could cause a further downturn and/or significant disruption to the economies of the United States, Mexico and other countries. The continued threat of terrorism within the United States and abroad and the potential for military action and heightened security measures in response to such threat may cause significant disruption to commerce throughout the world, including restrictions on cross-border transport and trade. Furthermore, the Mexican government’s efforts to combat illegal drug cartels have caused public safety issues that may hinder Mexico’s economic growth and could prompt restrictions on cross-border transport and trade.

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

Our financial performance may be significantly affected by general economic, political and social conditions in the markets where we operate. Most of our operations and assets are located in Mexico. As a result, our financial condition, results of operations and business may be affected by the general condition of the Mexican economy, the valuation of the Peso as compared to the U.S. Dollar, Mexican inflation, interest rates, regulation, taxation, social instability and political, social and economic developments in Mexico. Many countries in Latin America, including Mexico, have suffered significant economic, political and social crises in the past, and these events may occur again in the future. Instability in the region has been caused by many different factors, including:

•	significant governmental influence over local economies;

•	substantial fluctuations in economic growth;

•	high levels of inflation;

•	changes in currency values;

•	exchange controls or restrictions on expatriation of earnings;

•	high domestic interest rates;

•	wage and price controls;

•	changes in governmental economic or tax policies;

•	imposition of trade barriers;

•	unexpected changes in regulation;

•	uncertainty regarding the outcome of upcoming presidential and congressional elections; and

•	overall political, social and economic instability.

Mexico is an emerging market economy, with attendant risks to our results of operations and financial condition.

Mexico has historically experienced uneven periods of economic growth. Mexico’s gross domestic product (“GDP”) increased 3.3%, 1.3%, 5.5% and 3.9% in 2007, 2008, 2010 and 2011, respectively and decreased by 6.5% in 2009. GDP growth was slightly lower than the Banco de Mexico Consensus Board(1) estimated for 2011; however, the Banco de Mexico Consensus Board estimates that GDP in Mexico is expected to grow by approximately 3.43% in 2012, while inflation is expected to be less than 3.78%. We cannot assure you that these estimates will prove to be accurate. The Mexican Government has exercised, and continues to exercise, significant influence over the Mexican economy. Accordingly, Mexican governmental actions concerning the economy and state-owned enterprises could have a significant impact on Mexican private sector entities in general and on us in particular, as well as on market conditions, prices and returns on Mexican securities, including our securities.

(1)	The Banco de Mexico Consensus Board comprises 26 groups of private analysts and consultants specializing in the Mexican and international economies.

Currency fluctuations or the devaluation and depreciation of the Peso could limit the ability of the Company and others to convert Pesos into U.S. Dollars or other currencies which could adversely affect our business, financial condition and results of operations.

Severe devaluation or depreciation of the Peso may also result in governmental intervention or disruption of international foreign exchange markets. This may limit our ability to transfer or convert Pesos into U.S. Dollars and other currencies for the purpose of making timely payments of interest and principal on our dollar denominated indebtedness and adversely affect our ability to obtain foreign currency and other imported goods. The Mexican economy has suffered current account balance of payment deficits and shortages of foreign exchange reserves in the past. While the Mexican Government does not currently restrict, and for more than ten years has not restricted, the right or ability of Mexican or foreign persons or entities to convert Pesos into U.S. Dollars or to transfer other currencies outside of Mexico, the Mexican Government could institute restrictive exchange control policies in the future. To the extent that the Mexican Government institutes restrictive exchange control policies in the future, our ability to transfer or convert Pesos into U.S. Dollars for the purpose of making timely payments of interest and principal on indebtedness would be adversely affected. Devaluation or depreciation of the Peso against the U.S. Dollar may also adversely affect U.S. Dollar prices for our debt securities.

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

Mexico historically has had, and may continue to have, high real and nominal interest rates. The interest rates on 28-day Mexican government treasury securities averaged 7.43%, 7.69%, 5.43%, 4.40% and 4.24% in 2007, 2008, 2009, 2010 and 2011 respectively, and for the three-month period ended March 31, 2012, they averaged 4.78%.

A total of $684.3 million (Ps. 9.5443 billion) of our debt represented by our Trust Certificates Program was incurred in Mexican Pesos at the Mexican interbank rate, TIIE, plus 2.45%. The Company has hedged the interest rate risk of this variable rate debt at a maximum rate of 10.8% for the next two years. As of December 31, 2011, the 28-day TIIE rate was 4.79%, as of March 31, 2012, the rate was 4.77%, and as of April 23, 2012, the rate was 4.73%.

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

Our operations, including demand for our products or services and the price of our floating rate debt, have also historically been adversely affected by increases in interest rates in the United States and elsewhere. Particularly, U.S. interest rates reached high levels during 2007. Although the Federal Reserve Bank implemented “measured” decreases in 2008, and interest rates have remained low following the global economic crisis, as interest rates rise, the interest payments on our floating rate debt and the cost of refinancing our financing arrangements at maturity will rise as well.

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

2007	3.76%
2008	6.53%
2009	3.57%
2010	4.40%
2011	3.82%
2012 (three months ended March 31)	0.97%

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

Mexican political events may significantly affect our operations. Multi-party rule is still relatively new in Mexico and could result in political or economic conditions that could have a negative impact on the Mexican economy that would materially and adversely affect our operations. Mexico’s 2012 federal elections for a new President and Congress may result in significant changes in laws, public policy and/or regulations that could affect Mexico’s political and economic situation, which could adversely affect our business. We cannot provide any assurances that political developments in Mexico, over which we have no control, will not have an adverse effect on our business, financial condition or results from operations.

Although as of March 2012 Mexico’s daily oil production statistics indicate there has been no change compared to 2011, production has fallen by more than 500,000 barrels per day compared to 2007 levels and could continue falling in the coming years. Currently, 40% of the total amount of gasoline used for Mexico’s domestic consumption is imported. Specialists have concluded that if investments are not made to further PEMEX’s technological capabilities, its oil production could decline considerably, which could weaken the financial position of the Mexican Government.

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

Our ADSs are currently listed on the NYSE. The NYSE continued listing standards require us to maintain an average global market capitalization of not less than $50 million over a consecutive 30 trading-day period and total stockholders’ equity of not less than $50 million. In addition, the NYSE requires us to maintain an average closing price of our ADSs of $1.00 or higher over 30 consecutive trading days.

On October 17, 2008, we received notice from the NYSE that the price of our ADSs was below listing requirements. As of such date, we had six months in which to reestablish compliance and remain listed on the NYSE. On February 26, 2009, the NYSE suspended until June 30, 2009, later extending the date to July 31, 2009, the NYSE minimum price requirement. In order to comply with this NYSE listing standard, on August 24, 2009 we changed our ADS ratio from one ADS for every one CPO to one ADS for every five CPOs. For our ADS holders, the ratio change had the same effect as a one-for-five reverse stock split and thereby increased the listing price of our ADSs. As of the close of business on April 23, 2012, the closing price of our ADSs was $2.15.

As of June 30, 2011, the value of our stockholders’ equity had reduced to $51.4 million ($41.7 million before minority interest). In August 2011, we engaged in discussions with the NYSE and explained to the NYSE that the reduction in our stockholders’ equity was primarily attributable to an appreciation of the Mexican peso against the U.S. dollar, as approximately 90% of our total debt is denominated in Mexican pesos and an appreciation of the Mexican peso against the U.S. dollar negatively impacts our net income, which in turn reduces the value of our stockholders’ equity. Following our discussions with the NYSE, the Mexican peso appreciated against the U.S. dollar, and the value of our total stockholders’ equity rose to $108.4 million ($104.5 million before minority interest) as of December 31, 2011, which brought us into compliance with the NYSE continued listing standards.

We cannot assure you that our listing on the NYSE will continue. A delisting of our ADSs could negatively impact us by, among other things, reducing the liquidity and market price of our ADSs; reducing the number of investors willing to hold or acquire our ADSs, which could negatively impact our ability to raise equity financing; decreasing the amount of news and analyst coverage for the Company; and limiting our ability to issue additional securities or obtain additional financing in the future.

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

Business Overview

General

We believe we are one of the largest integrated logistics and transportation companies in Mexico, providing a dynamic combination of ocean and land transportation services, including maritime, ports and terminals management, trucking and logistics services, to premium clients throughout Mexico.

Maritime Operations. Our Maritime Operations division provides maritime transportation services, including offshore vessels that provide transportation and other services to the Mexican offshore oil industry, tankers that transport petroleum products within Mexican waters, parcel tankers that transport liquid chemical and vegetable oil cargos from and to the United States and Mexico, and tugboats that provide towing services at the port of Manzanillo, Mexico. We provide these services through our fleet of 41 vessels, which includes product and chemical tankers, harbor tugs and a variety of offshore supply vessels.

In addition, in January 2012 we acquired Inmobiliaria Dos Naciones (“IDN”), an experienced shipyard with integrated services based in the port of Tampico, Mexico. IDN is situated in close proximity to offshore oil and gas facilities and other key commercial routes between the Southeastern United States and Mexico. Currently, IDN provides ship repair services and has two floating drydocks with a capacity of 3,000 metric tons. We expect that in the future IDN will service more than 30 vessels per year and will also provide us with the necessary capability to build additional vessels.

Ports and Terminals Operations. We presently operate three Mexican port facilities, Tuxpan, Tampico and Acapulco, under concessions granted by the Mexican Government, which provide for certain renewal rights. This business unit also provides port agent services to vessel owners and operators in the main Mexican ports.

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

Set forth below are our total revenues over the last three fiscal years for each of our business segments:

	Consolidated Transportation Revenues ($ in millions) Years Ended December 31,
	2011	2010	2009
Maritime Operations	$171.7	$200.6	$199.6
Ports and Terminals Operations	10.0	10.3	6.6
Logistics Operations	83.8	89.6	95.4
Intercompany Revenues*	3.7	4.9	6.8

Total	$269.2	$305.4	$308.4

*	Represents the elimination of intercompany transactions between segments.

All of these revenues are earned in Mexico except for a portion of revenues from our chemical tankers and product tankers.

Recent Developments

NYSE Continued Listing Standards

On October 17, 2008, we received an official notice from the NYSE informing us that we were not in compliance with the NYSE continued listing standard that requires us to maintain an average closing price of our ADSs of $1.00 or higher over 30 consecutive trading days. As of such date, we had six months in which to reestablish compliance and remain listed on the NYSE. On February 26, 2009, the NYSE suspended until June 30, 2009, later extending the date to July 31, 2009, the NYSE minimum price requirement. In order to comply with this NYSE listing standard, on August 24, 2009 we changed our ADS ratio from one ADS for every one CPO to one ADS for every five CPOs. For our ADS holders, the ratio change had the same effect as a one-for-five reverse stock split and thereby increased the listing price of our ADSs. As of the close of business on April 23, 2012, the closing price of our ADSs was $2.15.

In addition to the minimum price continued listing standard described above, the NYSE continued listing standards require us to maintain an average global market capitalization of not less than $50 million over a consecutive 30 trading-day period and total stockholders’ equity of not less than $50 million. As of June 30, 2011, the value of our stockholders’ equity had reduced to $51.4 million ($41.7 million before minority interest). In August 2011, we engaged in discussions with the NYSE and explained to the NYSE that the reduction in our stockholders’ equity was primarily attributable to an appreciation of the Mexican peso against the U.S. dollar, as approximately 90% of our total debt is denominated in Mexican pesos and an appreciation of the Mexican peso against the U.S. dollar negatively impacts our net income, which in turn reduces the value of our stockholders’ equity. Following our discussions with the NYSE, the Mexican peso appreciated against the U.S. dollar, and the value of our total stockholders’ equity rose to $108.4 million ($104.5 million before minority interest) as of December 31, 2011, which brought us into compliance with the NYSE continued listing standards.

See Item 9. “The Offer and Listing — The NYSE Continued Listing Standards; Reverse Split of ADSs.”

We cannot assure you that our listing on the NYSE will continue. See Item 3. “Key Information — Risk Factors — Risks Relating to Ownership of our Equity.”

Purchase of a Shipyard in Tampico

On January 30, 2012, we purchased IDN, a company that holds a concession to operate a shipyard in the port of Tampico, Mexico. The total purchase price for the acquisition, including various assets, was $5.4 million. The shipyard is strategically positioned in the Gulf of Mexico, in close proximity to offshore oil and gas facilities and other key commercial routes between the Southeastern United States and Mexico. The shipyard provides ship repair services and is currently working at full capacity. We expect that the shipyard will also enable us to provide service to more than 30 vessels per year, of which we expect approximately 37% will be from our own fleet, which should result in reduced costs due to increased efficiency in maintaining, repairing and positioning our vessels. In addition, we expect to develop the necessary capabilities to build vessels at the shipyard. This will allow us to compete to build vessels for PEMEX, which recently expressed its intention to add 32 offshore vessels to its fleet, of which 21 are required to be Mexican-built vessels.

Arbitration Claims Between Pacific Richfield Marine Pte. Ltd. (“PRM”) and Grupo TMM

Grupo TMM was recently a claimant in two arbitrations with PRM, a Singapore company. The arbitrations were conducted under the Singapore International Arbitration Centre Rules and related to alleged breaches by PRM of two Memoranda of Agreements (“MOAs”) for the sale of two vessels. Grupo TMM sought recovery of the deposits it had paid for the two vessels in the sum of $5.15 million and damages for breaches of the MOAs. PRM alleged that Grupo TMM was in breach of the MOAs and sought a declaration that it was entitled to retain the deposits and receive damages for breach of the MOAs. On November 28, 2011, the arbitral tribunal resolved the claims in favor of PRM and ordered Grupo TMM to instruct Platou, the broker holding the deposits, to release the same to PRM.

On January 16, 2012, Grupo TMM filed suit in Mexico challenging the validity of the award under the New York Convention for the Recognition and Enforcement of Foreign Arbitral Awards. After allowing the suit to proceed, the judge issued an order directing Platou not to release the deposit until PRM appears before the court in Mexico and requests enforcement of the arbitral award. In addition, on February 28, 2012, Grupo TMM filed a petition to set aside the award in Singapore on the grounds that the arbitrator failed to properly consider all the arguments and documents presented. As of December 31, 2011, the Company had reserved the amount of the deposit and also created an additional allowance of $1.5 million for potential legal fees associated with this case. Both items are reported in other expenses – net for the year ended December 31, 2011.

Restructuring and Termination of Receivables Securitization Facility; Associated Capital Increase

In December of 2009, Grupo TMM restructured its securitization facility with Deutsche Bank AG (the “Securitization Facility”). The Facility was created in 2006 by Grupo TMM and several of its subsidiaries. Under the Facility, a Trust (the “Trust”) had issued a series of trust certificates backed by receivables assigned to the Trust by certain of Grupo TMM’s subsidiaries.

As part of the restructuring of the Securitization Facility, a company affiliated with Grupo TMM, Vex Asesores Corporativos, S.A.P.I. de C.V. (“VEX”), purchased certificates with a face value of approximately $86.5 million (the “Purchased Certificates”) from Deutsche Bank AG London.

As described below, pursuant to a separate agreement between VEX and Grupo TMM, all but $6 million of the Purchased Certificates were subsequently cancelled and were exchanged for cash, equity in Grupo TMM, and other consideration. The transaction with VEX was approved by the Board of Directors of Grupo TMM on the basis of a prior approval by TMM’s Auditing and Corporate Governance Committee, which received an independent expert’s fairness opinion on the consideration and other terms and conditions of the transaction.

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

On May 13, 2011, the Company entered into an agreement with Deutsche Bank AG London pursuant to which the Company repurchased all of the certificates held by Deutsche Bank AG London for a total of approximately $9.1 million (approximately Ps. 112.9 million), and all of the certificates were subsequently cancelled concurrently with the cancellation of subordinated trust certificates held by VEX. The Company formally terminated the Securitization Facility effective June 30, 2011.

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

Three Product Tankers. Tulum, Tula and Tajin. In 2008 we entered into an agreement for the acquisition of three product tankers that were delivered in July, September and October 2008, respectively. The purchase of these vessels were financed by the third tranche of our Trust Certificates Program.

SSA Claims

In July 2006 and February 2007, Grupo TMM received claim notices from SSA relating to certain contingencies affecting SSA (formerly TMM Puertos y Terminales, S.A. de C.V. or TMMPyT) in connection with the Amended and Restated Master Agreement dated July 21, 2001.

On June 14, 2007, we were officially notified by the International Chamber of Commerce (“ICC”) of arbitration proceedings with respect to one of the claims, which related to payments made by SSA to its employees under Mexico’s compulsory profit sharing regulations. SSA also filed a tax proceeding with the tax authorities in Mexico which related to the same payments made by SSA to its employees under Mexico’s compulsory profit sharing regulations. We have not been notified of any proceedings with respect to the second claim.

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

Sale of Investment in Grupo Seglo

On April 20, 2010, Grupo TMM agreed to sell its stockholdings in the companies that comprised Grupo Seglo to its partner for $4.8 million (Ps 60 million) (See Note 1d to the accompanying Audited Consolidated Financial Statements contained elsewhere herein).

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

	Foreign Trade 2009-2011(a)
	As of December 31, (in millions of Dollars)
	2011	2010	2009
Total Exports	$349,676	$298,361	$229,708
Total Imports	$350,842	$301,482	$234,385
Total Trade Flows	$700,518	$599,843	$464,093
Growth Rate—Exports	17.2%	29.8%	(21.2%)
Growth Rate—Imports	16.4%	28.6%	(24.0%)
Growth Rate—Total	16.8%	29.2%	(22.6%)
Growth Rate—GDP(b)	3.9%	5.5%	(6.5%)

(a)	The figures include the in-bound (maquiladora) industry.
(b)	The methodology for calculating Growth Rate-GDP was modified by the Instituto Nacional de Estadistica, Geografia e Informatica (INEGI) and is based on 1993 prices.

Source: Banco de México (BANXICO).

Business Strategy

We continue to focus on implementing our five-year growth plan, which includes the following projects:

Expansion of our Maritime Operations

Maritime Operations have developed into our most profitable business in recent years, becoming more efficient with the same level of income. Accordingly, we continue to focus on expanding our Maritime Operations by: (i)

increasing cabotage services with medium and long-term contracts through the seniority granted to Mexican ship-owners under the Mexican Navigation Law (Mexican flagged vessels have a preference to perform cabotage in Mexican waters), (ii) satisfying demand for exploration and distribution services, which we believe are increasing within Mexico and (iii) meeting market requirements of new generation vessels with higher-rated and deeper-water capabilities. Considering the urgent need of PEMEX to increase its oil and gas reserves, we expect an increasing demand for exploration and distribution services within Mexico, which we will try to service through medium and long-term contracts and meeting market requirements of new generation vessels with higher-rated and deeper-water capabilities.

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

During 2008 we (i) entered into an agreement for the purchase of a small tanker with the intention of converting it into a Well Testing Vessel which was delivered on July 21, 2008, and (ii) entered into an agreement for the acquisition of the Tulum, the Tula and the Tajin, three product tankers that were delivered in July, September and October 2008, respectively.

During 2009 we (i) entered into an agreement for the purchase of a mini-supply vessel which was delivered in July 2009 and (ii) were awarded a third bareboat charter contract for a product tanker with PEMEX for a five-year period. We did not enter into any new vessel purchase agreements during 2010 or 2011.

In January 2012, we acquired a shipyard in the port of Tampico, Mexico. The shipyard provides ship repair services and will enable us to provide drydock service to more than 30 vessels per year, of which approximately 37% will be from our own fleet, which should reduce our vessel maintenance and repair costs. We expect the shipyard to generate an annual EBITDA of approximately $2.1 million and a margin of 32% during its first year of operation. In the long term, we expect to have the capacity to be able to build vessels at the shipyard, enabling us to compete to satisfy PEMEX’s expected demand for new offshore vessels.

Development of Container Terminal and Liquids Terminal at the Port of Tuxpan

We continue to work closely with select, interested parties on the financial implementation of our plan to develop a container terminal and a liquids terminal at the port of Tuxpan, Veracruz, where we own over 2,000 acres of land. We expect the container terminal will help us meet the increasing demand in the Gulf of Mexico resulting from the growth of the Mexican market. The liquids terminal should help us manage current gasoline and diesel imports as well as increased imports which are expected to result from the construction of a pipeline and a berthing position. These developments should improve the current system, which utilizes buoys for the discharge of the gasoline, by reducing the amount of time needed to discharge a vessel and decreasing the number of operating days lost due to weather conditions.

Reducing Corporate Overhead and Other Operating Costs

Over the last few years, we have significantly reduced our operating costs. We have developed TMM Plus, an Internet-based information systems platform that integrates logistics services, thereby increasing the efficiency of our logistics operations. TMM Plus supports dedicated logistics contracts and yard management and allows our customers to access information regarding the location and status of their cargo via touch-tone telephone or computer. In addition, we have reduced and will continue to reduce, the number of companies within our organizational structure in an effort to streamline operations, reduce operating costs and focus management’s attention on our most profitable businesses. We believe our level of corporate overhead was in line with our business during 2011.

Sources of Financing

We expect to finance the expansion plans mentioned above mainly through secured credit arrangements and other asset-backed financings, similar to what the Company has been doing through its Trust Certificates Program.

Debt Refinancing

The refinancing of our current debt is a priority in order to extend the maturity of such debt and achieve lower debt service requirements and interest costs. Accordingly, we are evaluating several alternatives to refinance debt that was not refinanced through our Trust Certificates Program. In addition, our goal is to improve our operational flexibility by refinancing the debt with debt that does not contain as many restrictive covenants as are contained in our current debt agreements. During 2011, the Company continued to pay its obligations under its current debt agreements. In addition, the Company prepaid the Securitization Facility, restructured and partially prepaid debt related to parcel tankers with Deutsche Bank and prepaid principal under the Trust Certificates Program. The depreciation of the peso also had the effect of reducting the amount of the total debt expressed in U.S. dollars.

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

Maritime Operations

Our Maritime Operations include: (a) supply and logistics services to the oil offshore industry at offshore facilities in the Gulf of Mexico and between ports, moving crews and/or cargo to and from oil platforms; (b) product tankers for the transportation in cabotage of petroleum products, such as the distribution of gasoline to a variety of Mexican ports where the gasoline is further distributed inland; (c) parcel tankers, also known as chemical tankers, for the transportation of liquid chemical cargoes between ports in Mexico and the United States; (d) tugboats that provide harbor towing services in and out of the port of Manzanillo; and (e) shipyard services, including ship repair and dry docking services. Mexican law provides that cabotage (intra-Mexican movement between ports) is reserved for ships flying the Mexican flag, which we believe provides us with a competitive advantage in this market. This segment accounted for 64% of consolidated revenues for the year 2011, 66% for the year 2010, and 65% for the year 2009.

Fleet Management

As of March 31, 2012, we operated a fleet comprised of product tankers and parcel tankers, as well as a fleet of offshore vessels and tugboats. Of a total of 41 vessels, 39 are owned tonnage (five product tankers, 27 offshore vessels, two parcel tankers and five tugboats) and two are chartered units (two tugboats).

The table below sets forth information as of March 31, 2012, about our fleet of owned and chartered vessels by type, size and capacities:

Vessel Type	Number of Vessels	Total Dead Weight Tons (in thousands)	Total Cubic Meter Capacity (in thousands)	BHP(*)
Offshore vessels	27	35.3	**	5,161
Product tankers	5	231.3	253.1	**
Parcel tankers	2	27.9	30.9	**
Tug boats	7	3.1	**	4,692

Total	41	297.6	284.0

*	Average Brake Horse Power.
**	Not applicable.

Offshore Vessels

We have been participating in this business for 20 years. Our offshore division provides supply and logistics services to the offshore industry between the ports and the offshore facilities in the Gulf of Mexico through a specialized fleet that includes fast and conventional crew vessels, supply vessels, anchor handling tug supply vessels, floating production, storage and offloading (“FPSO”) vessels and Dynamic Positioning (“DP”) vessels. Other services include supply and administration of onboard personnel, coordination and supervision of the maritime transport of staff, materials and equipment from the base on shore to operational points of the vessels within the oil-drilling zone of the Gulf of Mexico, and coordination and supervision of catering and accommodation matters onboard the vessels. As of March 2012, TMM’s offshore fleet represented 6.5% of Mexico’s offshore fleet. As of March 31, 2012, 22 TMM vessels were directly hired by PEMEX, and five additional vessels were hired by private operators engaged in the construction and maintenance sectors for PEMEX or working in the spot market.

Product Tankers

Since 1992, we have provided product tanker chartering services to PEMEX for the transportation of clean and dirty petroleum products, from refineries to various Mexican ports. Our fleet is comprised of five product tankers, which include one long-term contract entered into during August 2009 and four short-term contracts with PEMEX.

Set forth below is information regarding our product tanker fleet as of March 31, 2012:

Vessel	Year	Flag	Hull		DWT(1)	LOA(3) (m)(4)	Beam (m)	Charterer
Veracruz (formerly Amatlan II)	2002	Mexico	DH	(2)	45,467	189	32	Pemex
Palenque II (formerly Choapas II)	1992	Mexico	DH	(2)	44,646	182	30	Pemex
Tajin	2003	Mexico	DH	(2)	47,147	183	32	Pemex
Tula	2005	Marshal Islands	DH	(2)	46,955	183	32	Pemex
Tulum	2000	Marshal Islands	DH	(2)	47,131	183	32	Pemex

(1)	Dead weight tons.
(2)	Double hull.
(3)	Overall length.
(4)	Meters.

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

Parcel Tankers

Our parcel tanker business operates between Mexican and American ports in the Gulf of Mexico, transporting chemicals, vegetable and animal oils and molasses. The majority of the transported cargo is under contracts of affreightment (“COAs”) in which the customers commit the carriage of their cargo over a fixed period time on multiple voyages, with a minimum and a maximum cargo tonnage at a fixed price. The vessel operator is responsible for the vessel, the fuel and the port expenses. Currently, our chemical tanker fleet is comprised of two owned vessels. We transported 0.8 million tons of chemical products in our parcel tankers during 2011, 1.1 million tons during 2010, and 1.4 million tons during 2009. Our primary customers that use our parcel tanker services include major oil and chemical companies.

Set forth below is information regarding our parcel tankers as of March 31, 2012:

Vessel	Flag	Year	LOA	Beam	Draft	DWT(1)	Capacity M3 Total
			(m)(2)	(m)	(m)
Olmeca	Marshall Islands	2003	130.0	22.4	12.0	15,200	16,800
Maya	Marshall Islands	2002	123.0	20.0	8.7	12,451	14,102

					Total	27,651	30,902

(1)	Dead weight tons.
(2)	Meters.

Harbor Towing

Since January 1997, TMM (formerly Servicios Mexicanos en Remolcadores, S.A. de C.V.) has provided tugboat services in the port of Manzanillo under a 10-year concession, including port docking and navigation in and out of channels and port facilities into open waters. In December 2006, the concession to operate this business was renewed by the relevant authorities for eight more years. As of March 31, 2012 we were operating five owned vessels in this port, and two time-charter vessels.

Shipyard

On January 30, 2012, we purchased IDN, a company that holds a concession to operate a shipyard in the port of Tampico, Mexico. The shipyard is strategically positioned in the Gulf of Mexico, in close proximity to offshore oil and gas facilities and other key commercial routes between the Southeastern United States and Mexico. The shipyard provides ship repair services and will enable us to provide dry docking services to more than 30 vessels per year. In addition, we expect to develop the necessary capabilities to build vessels at the shipyard.

Customers and Contractual Arrangements

The primary purchasers of our Maritime Operations services are multi-national oil, gas and chemical companies. These services are generally contracted for on the basis of short-term or long-term time charters, voyage charters, contracts of affreightment (“COA”) or other transportation agreements tailored to the shipper’s requirements. In 2011, our ten largest customers accounted for approximately 87% and 55% of Maritime Operations revenues and consolidated revenues, respectively. The loss of one or more of our customers could have a material adverse effect on the results of operations of our Maritime Operations.

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

Ports and Terminals Operations

We conduct operations at the Mexican ports of Acapulco, Tuxpan and Tampico. We have been granted three partial assignment agreements of rights and obligations in respect to our operations at Tuxpan. Additionally, we own land and a multipurpose cargo terminal in Tuxpan. Our concession in Acapulco and our partial assignment agreement of rights and obligations in Tuxpan give us the right of first refusal to continue operations for a second term once the term of the original contract expires. In August 2010, we began operations in the port of Tampico, where we have been granted a two-year permit (renewable for an additional two years) to conduct vessel loading and unloading. Ports and Terminals operations accounted for 4% of consolidated revenues in 2011, 3% in 2010 and 2% in 2009.

The following table sets forth our existing port facilities and concessions:

Port	Concession	Date Awarded	Duration
Acapulco	Integral port administration	June 20, 1996	25 years (with the possibility of extension)

Tuxpan	Approximately 1,300 meters of waterfront	September 25, 2000	20 years (with the possibility of extension)

	Approximately 0.8 hectares of land	April 7, 1997	20 years (with the possibility of extension)

	Stevedoring Services	August 4, 1999	20 years (includes extension for 10 years that was exercised in 2009).

Tampico	Permit for loading and unloading operations	July 9, 2010	2 years (with the possibility of extension)

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

In 2011, we handled 90,325 automobile exports for Volkswagen, Chrysler and Nissan to South America and Asia, reflecting an increase of 56% from 2010, when we handled approximately 58,000 automobiles at our terminal.

Acapulco is one of the main tourist ports in Mexico. Major cruise ship lines, such as Carnival, Royal Caribbean, Princess and Holland America, among others, make use of our terminal. During 2011, we had 81 cruise ship calls, which represents a 41% decrease from 138 calls in 2010.

Tuxpan

We own approximately 2,000 acres of land in Tuxpan, and we own a terminal for multipurpose cargo through our wholly owned subsidiary Terminal Maritima de Tuxpan, S.A. de C.V. We have access to a contiguous public berth where containers and general cargo can be unloaded and delivered to our multipurpose terminal. Additionally, we offer container-warehousing services at this port. While we currently handle only a small volume of cargo at the port, we are in the process of developing a container terminal and liquids terminal at the site. Our Tuxpan port facilities are operated through Operadora Portuaria de Tuxpan, S.A. de C.V., a wholly owned subsidiary of Grupo TMM.

Tampico

In July 2010, we were granted a two-year permit (renewable for an additional two years) to conduct vessel loading and unloading operations in the public berths at the port of Tampico. Our operations in Tampico involve the loading and unloading of general cargo, such as steel and wood.

Shipping Agencies

We operate shipping agencies at ports throughout Mexico, including the ports of Acapulco, Veracruz, Coatzacoalcos, Ciudad del Carmen, Dos Bocas, Tuxpan, Cozumel, Costa Maya, Progreso and Zihuatanejo. Our shipping agencies provide services to vessel owners and operators in Mexican ports, including (i) port agent services, including the preparation of the required documentation with the relevant port authorities for the dispatch of vessels; (ii) protective agent services, which support the rotation of crew members and the supply of spare parts; (iii) cargo and multimodal supervision; (iv) ship chandler services, which include the procurement of food, water and supplies and (v) bunkering services, which include the coordination of fuel delivery services. Our shipping agencies also provide shipping agency services at other major ports through agreements with local agents.

Logistics Operations

Through TMM Logistics, S.A. de C.V. (“TMM Logistics”), a wholly owned subsidiary of Grupo TMM, we provide dedicated logistics trucking services to major manufacturers, including automobile manufacturers, and retailers with facilities and operations throughout Mexico. We offer full-service logistical facilities in major industrial cities and railroad hubs throughout Mexico, including in Aguascalientes, Toluca, Puebla, Veracruz, Nuevo Laredo, Mexico City and Monterrey, among others. The services that we provide include consulting, analytical and logistics outsourcing services, which encompass the management of inbound movement of parts to manufacturing plants consistent with just-in-time inventory planning practices; logistics network (order-cycle) analysis; logistics information process design; trucking, auto haulage and intermodal transport; warehousing and bonded warehousing facility management; supply chain and logistics management; product handling and repackaging; local pre-assembly; maintenance and repair of containers in principal Mexican ports and cities; and inbound and outbound distribution using multiple transportation modes. Due to the scope of our operations, together with the extent of our experience and resources, we believe that we are uniquely positioned to coordinate the entire supply chain for our customers. This segment accounted for 31% of consolidated revenues in 2011, 29% in 2010, and 31% in 2009.

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

Trucking Services

In conjunction with our logistics facilities, we offer truck transport and dedicated logistics trucking services as a value-added component to streamline the movement of products to and from major Mexican cities and rail hubs. Under Mexican law, truck transportation within Mexico can be performed only by Mexican-owned companies, such as Grupo TMM. As of March 31, 2012, we operated 307 trucks. We currently provide dedicated trucking services to several major manufacturers and retailers including Jumex, Nestle, Unilever, Home Depot and Nissan.

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

Warehousing Services

We offer warehousing services through our subsidiary, Almacenadora de Depósito Moderno, S.A. de C.V. Organización Auxiliar de Crédito (“ADEMSA”). ADEMSA currently operates over 428,292 square meters of warehousing space throughout Mexico, including 85,429 square meters of direct warehouse space (the largest of which is located in northern Mexico City). Due to its regulated nature, ADEMSA is one of a limited number of warehousing companies authorized by the Mexican Government to provide bonded warehousing services and to issue negotiable certificates of deposit.

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

Currently, our auto haulage business operates 135 trucks and 145 haul-away trailers.

Grupo TMM’s Strategic Partners

We are currently a partner in the following strategic arrangement:

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

Competition

Maritime Operations

The Company’s primary competitors in the offshore vessel business are Oceanografía, S.A. de C.V., Tidewater de Mexico, S. de R. L. de C.V., Naviera Bourbon Tamaulipas, S.A. de C.V. and Naviera Integral, S.A. de C.V.

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

The primary competitors of our shipyard business are Talleres Navales del Golfo, Chet Morrison, Astilleros Mexicanos JP and Astilleros Pergaza.

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

Ports and Terminals Operations

The Company’s key competitors in its ports business are Hutchinson Ports, SSA Mexico, Grupo CICE and Amports.

In its shipping agencies business, the Company’s primary competitors are Representaciones Maritimas, Meritus and Aconsur.

The Company believes the most important competitive factors concerning the Ports and Terminals Operations segment are customer service, experience and operating capabilities.

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

Listed below are some of the salient points of the legislation:

•	customary provisions enabling authorities to carry out inspections of vessels and investigations of incidents;

•	regulations concerning registration of vessels and waivers allowing Mexican companies to operate foreign flag vessels in otherwise reserved domains;

•	foreign vessels are obliged to designate a shipping agent in order to call at Mexican ports;

•	Mexican flag vessels are required to operate with Mexican crews only and cabotage is in principle reserved for Mexican vessels;

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

Organizational Structure

We hold a majority of the voting stock in each of our subsidiaries. The most significant subsidiaries, as of March 31, 2012, include:

Name	Country of Incorporation	Ownership Interest	Voting Interest
Administración Portuaria Integral de Acapulco S.A. de C.V. (Ports)*	Mexico	51%	51%
Lacto Comercial Organizada, S.A. de C.V. (Trucking)	Mexico	100%	100%
Autotransportación y Distribución Logística, S.A. de C.V.(Logistics)	Mexico	100%	100%
Transportación Marítima Mexicana, S.A. de C.V. (Product and Parcel Tankers, Offshore vessels and harbor tugboat operations)	Mexico	100%	100%
Terminal Marítima de Tuxpan, S.A. de C.V. (Ports)	Mexico	100%	100%
TMM Logistics, S.A. de C.V. (Logistics)	Mexico	100%	100%
TMM Agencias, S.A. de C.V. (Shipping agencies)	Mexico	100%	100%
TMM División Marítima, S. A. de C. V. (Offshore vessels)	Mexico	100%	100%
TMM Parcel Tankers, S. A. de C. V. (Tanker vessels)	Mexico	100%	100%
Almacenadora de Deposito Moderno, S. A. de C. V. (Warehousing)	Mexico	100%	100%
Inmobiliaria Dos Naciones, S. R. L. de C. V. (Shipyard)	Mexico	100%	100%

(*)	Less than wholly owned by the Company.

Property, Plant and Equipment

Our principal executive offices are located in Mexico City, and are currently under lease from March 2006 through March 2021. Our business activities and the business activities of our subsidiaries in the logistics and transportation fields are conducted with both leased and owned equipment, and, in certain instances, through concessions granted to us by the Mexican Government. We were granted the right to operate certain facilities, including certain cruise ship terminals and ports, as part of franchises awarded through the Mexican Government’s privatization activity. We operate facilities, either through leases or with direct ownership interests, in Acapulco, Aguascalientes, Altamira, Ciudad del Carmen, Coatzacoalcos, Cuernavaca, Dos Bocas, Ensenada, Hermosillo, Veracruz, Manzanillo, Mexico City, Monterrey, Nuevo Laredo, Puebla, Queretaro, Tampico, Toluca and Tuxpan. See Item 4. “Information on the Company — Business Overview,” and Notes 8 and 9 to the accompanying Audited Consolidated Financial Statements contained elsewhere herein.

Concession Rights and Related Assets as summarized below:

	Years Ended December 31,		Estimated Amortization Life (Years)
	2011	2010
	(In thousands of Dollars)
API Acapulco	$6,783	$6,783	9
Tugboats in the port of Manzanillo	2,170	2,170	*

	8,953	8,953
Accumulated amortization	(6,376)	(6,104)
Concession rights and related assets—net	$2,577	$2,849

(*)	Fully amortized.

Property, Plant and Equipment are summarized below:

	Years Ended December 31,		Estimated Total Useful Lives (Years)
	2011	2010
	(In thousands of Dollars)
Vessels	$547,373	$576,568	25
Drydocks (major vessel repairs)	5,970	5,811	2.5
Buildings and installations	17,804	15,895	20 and 25
Warehousing equipment	597	914	10
Computer equipment	330	600	3 and 4
Terminal equipment	629	738	10
Ground transportation equipment	18,910	26,638	4, 5 and 10
Other equipment	979	1,089

	592,592	628,253

Land	98,688	106,866
Construction in progress	26,600	26,523

Total Property, Plant and Equipment—net	$717,880	$761,642

As of December 31, 2011, 24 offshore vessels, 5 tanker vessels and 5 tugboats have been pledged to secure our obligations under our Trust Certificates program. In addition, 10 properties have been pledged to secure our obligations under our line of credit from Banco Nacional de Comercio Exterior, and 39 trucks and trailers have been pledged to secure our obligations under our financing facility with Daimler Financial Services Mexico.

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

Over the last few years, we have made and continue to make significant changes to our business, including:

•

Expanding our Maritime Operations: We have strengthened and streamlined our Maritime Operations in recent years, developing the business into our most profitable segment. We remain focused on expanding our Maritime Operations to add specialized offshore vessels to our fleet in order to meet market requirements for new generation vessels with higher-rated and deeper-water capabilitions. In addition, we have attempted to increase our cabotage services through medium and long-term contracts, and have continued our efforts to add specialized offshore vessels to our fleet in order to satisfy increasing Mexican demand for exploration and distribution services. See “— Business Strategy – Expansion of our Maritime Operations.”

•

Acquiring a shipyard in the port of Tampico: In January 2012, we acquired a shipyard in the port of Tampico, Mexico, which provides ship repair services and will enable us to provide drydock service to more than 30 vessels per year, of which approximately 37% will be from our own fleet, which should reduce our vessel maintenance and repair costs. We expect the shipyard to generate an annual EBITDA of approximately $2.1 million and a margin of 32% during its first year of operation. In the long term, we expect to have the capacity to be able to build vessels at the shipyard, enabling us to compete to satisfy PEMEX’s expected demand for new offshore vessels. See “— Business Strategy – Expansion of our Maritime Operations.”

•

Developing a container terminal and liquids terminal at the port of Tuxpan: We continue to work towards developing a container terminal and a liquids terminal at the port of Tuxpan, Veracruz. The container terminal should help us meet the increasing demand in the Gulf of Mexico resulting from the growth of the Mexican market. The liquids terminal should help us manage current gasoline and diesel imports as well as increased imports which are expected to result from the construction of a pipeline and a berthing position. See “— Business Strategy – Development of Container Terminal and Liquids Terminal at the Port of Tuxpan.”

•

Repaying and restructuring our debt: In May 2011, we prepaid in full the remaining $9.1 million outstanding on our $200 million Securitization Facility with Deutsche Bank AG, which was established in September 2006 and successfully restructured in December 2009. We continue to review and analyze alternatives to refinance our debt to extend the maturity and reduce the interest expense thereof. See Item 4. “Information on the Company — Recent Developments — Mexican Peso-Denominated Trust Certificates Program” and “— Restructuring and Termination of Receivables Securitization Facility; Associated Capital Increase.”

•

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

•

Reducing our corporate overhead: Over the last few years, we have significantly reduced our operating costs by reducing our corporate executive headcount from 222 to 97 full-time equivalent positions, through the elimination of redundant functions and the transfer of certain employees to other business areas within the Company. For 2012, no further reductions are contemplated. However, as part of our business strategy, we intend to maintain our corporate expenses at a level no greater than 5% of our revenues. See “— Business Strategy – Reducing Corporate Overhead and Other Operating Costs.”

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

•

Sale of Certain Subsidiaries: Since 2008, Grupo TMM, in an effort to streamline its operations and reduce operating costs, sold certain non-strategic subsidiaries and recognized a $17.7 million gain on the sale of such subsidiaries. On April 20, 2010, Grupo TMM agreed to sell its stockholdings in the companies that comprised Grupo Seglo to its partner for $4.8 million (Ps. 60 million) (See Note 1d to the accompanying Audited Consolidated Financial Statements contained elsewhere herein).

Operating Results

The following discussion should be read in conjunction with, and is qualified in its entirety by reference to our Financial Statements and the notes thereto appearing elsewhere in this Annual Report. Our Financial Statements have been prepared in accordance with IFRS, which differ in certain respects from U.S. GAAP.

General

Set forth below is a summary of the results of operations:

	Year Ended December 31,
	2011	2010	2009
	(In millions of Dollars)
Consolidated Transportation Revenues
Maritime Operations	$171.7	$200.6	$199.6
Ports and Terminals Operations	10.0	10.3	6.6
Logistics Operations	83.8	89.6	95.4
Intercompany revenues	3.7	4.9	6.8

Total	$269.2	$305.4	$308.4

Income on Transportation
Maritime Operations	$41.7	$59.8	$55.7
Ports and Terminals Operations	2.2	3.7	1.4
Logistics Operations	(7.8)	(13.5)	(9.9)
Shared corporate costs	(16.0)	(14.8)	(17.7)

Total	$20.1	$35.2	$29.5

Fiscal Year ended December 31, 2011 Compared to Fiscal Year ended December 31, 2010

Revenues from operations for the year ended December 31, 2011 were $269.2 million compared to $305.4 million for the year ended December 31, 2010.

	Consolidated Transportation Revenues ($ in millions) Years Ended December 31,
	2011	% of Net Revenues	2010	% of Net Revenues	Y2011 vs. Y2010 % Change
Ports and Terminals Operations	$10.0	3.7%	$10.3	3.4%	(2.9)%
Maritime Operations	171.7	63.8	200.6	65.7	(14.4)%
Logistics Operations	83.8	31.1	89.6	29.3	(6.5)%
Intercompany Revenues (*)	3.7	1.4	4.9	1.6	(24.5)%

Total	$269.2	100.0%	$305.4	100.0%	(11.9)%

(*)	Represents the elimination of intercompany transactions between segments.

Ports and Terminals Operations

Ports and Terminals Operations’ revenues decreased 2.9% to $10 million for the year ended December 31, 2011, compared to $10.3 million for the year ended December 31, 2010, and accounted for 3.7% of total net revenues. This decrease was mainly attributable to a decrease in volumes at the port of Acapulco, where cruise ship calls were 41% lower than in 2010. The decrease was partially offset by increased revenues in the auto handling business at Acapulco, where volume increased to 90,325 automobiles in 2011 from 58,000 in 2010.

Maritime Operations

Maritime Operations’ revenues decreased 14.4% to $171.7 million in 2011 compared to $200.6 million in 2010 and accounted for 63.8% of total net revenues. This decrease was mainly attributable to a decrease in the number of vessels in operation as a result of the sale of two vessels, the re-delivery of one timecharter vessel, and an increase in the number of vessels undergoing scheduled drydock maintenance in 2011 as compared to 2010. In addition, revenues at our parcel tanker business decreased due to a reduction in transport volumes.

Logistics Operations

Logistics Operations’ revenues decreased 6.5% to $83.8 million in 2011 compared to $89.6 million in 2010 and accounted for 31.1% of total net revenues. This decrease was principally due to the sale of our interest in Grupo Seglo in April 2010. The decrease in 2011 was partly offset by increased revenues at the automotive segment at Puebla and Saltillo, increased revenue of 45.6% at the auto handling segment at Acapulco, and to 5.5% higher revenue at the maintenance and repair segment.

Income on Transportation

Under IFRS, income on transportation reflects revenues on transportation less operating costs and expenses. References to operating income in this Annual Report refer to income on transportation, plus/minus the effect of other income (expenses) as presented in the Financial Statements included elsewhere in this Annual Report.

Total costs and expenses for the year ended December 31, 2011 decreased 7.8% to $249.0 million from $270.2 million for the year ended December 31, 2010. This decrease was mainly attributable to a decrease of 13.5%, or $7.7 million, in leases and other rents, a decrease of 10.7%, or $4.7 million, in contracted services, a decrease of 5.1%, or $3.4 million, in salaries, wages and employee benefits, and a decrease of 10.2%, or $5.9 million, in depreciation and amortization. Operating income decreased 42.9% to $20.1 million for the year ended December 31, 2011 from an operating income of $35.2 million for the year ended December 31, 2010.

The following table sets forth information concerning the Company’s operating income by business segment for the year ended December 31, 2011.

	Grupo TMM Operations Income on Transportation (1)(2) ($ in millions) Year Ended December 31,
	2011	2010	Y2011 vs. Y2010 % Change
Ports and Terminals Operations	$2.2	$3.7	(40.5)%
Maritime Operations	41.7	59.8	(30.3)%
Logistics Operations	(7.8)	(13.5)	42.2%
Shared Corporate Costs	(16.0)	(14.8)	8.1%

Total	$20.1	$35.2	(42.9)%

(1)	Operating results are reported as Income on Transportation in our Financial Statements included elsewhere in this Annual Report.
(2)

To better reflect Grupo TMM’s corporate costs, the Company modified the presentation of its corporate expenses as of December 31, 2011 and 2010, separating human resources and information technology costs to be allocated to each business unit in accordance with their use. Income on transportation includes the following allocated total administrative costs: In 2011: $1.8 million in Ports and Terminals Operations, $6.8 million in Maritime Operations, $9.6 million in Logistics Operations and $15.1 million in shared corporate costs. In 2010: $1.6 million in Ports and Terminals Operations, $6.2 million in Maritime Operations, $10.4 million in Logistics Operations and $15.4 million in shared corporate costs.

Ports and Terminals Operations

Ports and Terminals Operations’ operating income for the year ended December 31, 2011 decreased to $2.2 million, after deducting $1.8 million of administrative costs, compared to $3.7 million, after deducting $1.6 million of administrative costs, for the year ended December 31, 2010. The decrease in operating income was primarily due to a reduction in cruise ship activity at Acapulco.

Maritime Operations

Maritime Operations’ operating income for the year ended December 31, 2011 decreased to $41.7 million, after deducting $6.8 million of administrative costs, compared to $59.8 million, after deducting $6.2 million of administrative costs, for the year ended December 31, 2010. This decrease was mainly due to low revenue related to the sale of two vessels, costs associated with the re-delivery of one timecharter vessel, the scheduled maintenance in drydock of 16 vessels, and an increase in costs associated with the product tanker business and a reduction in tariff rates for our product tankers.

Logistics Operations

Logistics Operations incurred an operating loss for the year ended December 31, 2011 of $7.8 million, after deducting $10.5 million of administrative costs, compared to a loss of $13.5 million, after deducting $11.7 million of administrative costs, for the year ended December 31, 2010. The operating loss in 2011 and 2010 resulted primarily from an operating loss in our warehousing business due to increased costs and a decline in operations related to agricultural products. We are considering some additional expense provisions related to our warehousing business, partially offset by a profit increase at the automotive and auto haulage segment. See Notes 21 and 24 to the accompanying Audited Consolidated Financial Statements contained elsewhere herein.

Net Financing Cost

	($ in millions) Year Ended December 31,
	2011	2010	Y2011 vs. Y2010 % Change
Net Financing Cost	$(13.5)	$108.1	112.5%

Net financing cost recognized during the year ended December 31, 2011 was a $13.5 million credit, compared to a $108.1 million expense incurred during the year ended December 31, 2010. The net financing cost in 2011 included a net exchange gain of $93.7 million and in 2010 included a net exchange loss of $38.1 million as a result of fluctuations in the relative value of the peso against the dollar. Interest expense increased $5.6 million in 2011 mainly due to additional amortization related to the repurchase in May 2011of all certificates held by Deutsche Bank AG London and the financial cost associated with an increase in our Trust Certificates Program of approximately Ps. 1,500 million. The decrease was primarily due to the recognition of a significant currency exchange gain on our Peso-denominated debt as a result of a 12.6% depreciation of the peso against the dollar in 2011.

Other Expenses – Net

	($ in millions) Year Ended December 31,
	2011	2010	Y2011 vs. Y2010 % Change
Other expenses – net	$(14.1)	$(5.1)	176.5%

Other expenses – net for the year ended December 31, 2011 was $14.1 million and included primarily $10.4 million in goodwill impairment charges, $6.7 million in reserves for prepay and arbitration expenses and $2.2 million related to cancellation of ferriage. Other expenses – net for the year ended December 31, 2010 was $5.1 million and included primarily a $2.6 million loss on the sale of certain non-strategic subsidiaries. (See Note 18 to the accompanying Audited Consolidated Financial Statements contained elsewhere herein).

Expenses from Income Taxes

	($ in millions) Year Ended December 31,
	2011	2010	Y2011 vs. Y2010 % Change
Expenses from income taxes	$3.3	$0.8	312.5%

In the year ended December 31, 2011 we incurred a tax expense of $3.3 million, compared to a tax expense of $0.8 million reported for the year ended December 31, 2010.

Non-controlling Interest

	($ in millions) Year Ended December 31,
	2011	2010	Y2011 vs. Y2010 % Change
Non-controlling interest	$1.0	$1.6	(37.5)%

Non-controlling interest decreased to $1.0 million for the year ended December 31, 2011, from $1.6 million for the year ended December 31, 2010. This decrease is due to a decrease in net income for the year from companies in which we hold a non-controlling interest.

Net (Loss) Income for the year attributable to stockholders of Grupo TMM

	($ in millions) Year Ended December 31,
	2011	2010	Y2011 vs. Y2010 % Change
Net Income (Loss) for the year attributable to stockholders of Grupo TMM	$15.2	$(80.6)	118.9%

In the year ended December 31, 2011, we recognized net income of $15.2 million, or $0.20 per Share. In the year ended December 31, 2010, we recognized a net loss of $80.6 million, or $0.80 per Share.

Fiscal Year ended December 31, 2010 Compared to Fiscal Year ended December 31, 2009

Revenues from operations for the year ended December 31, 2010 were $305.4 million compared to $308.4 million for the year ended December 31, 2009.

	Consolidated Transportation Revenues ($ in millions) Years Ended December 31,
	2010	% of Net Revenues	2009	% of Net Revenues	Y2010 vs. Y2009 % Change
Ports and Terminals Operations	$10.3	3.4%	$6.6	2.1%	56.1%
Maritime Operations	200.6	65.7	199.6	64.7	0.5%
Logistics Operations	89.6	29.3	95.4	30.9	(6.1)%
Intercompany Revenues (*)	4.9	1.6	6.8	2.3	(27.9)%

Total	$305.4	100.0%	$308.4	100.0%	(1.0)%

(*)	Represents the elimination of intercompany transactions between segments.

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

Maritime Operations

Maritime Operations’ revenues increased 0.5% to $200.6 million in 2010 compared to $199.6 million in 2009 and accounted for 65.7% of total net revenues. This increase was mainly attributable to a 27.7% increase in revenues in our tugboat business due to increased calls at Manzanillo, and a 21.1% increase in revenues attributable to our offshore vessel operations as a result of the operation of one new process vessel beginning in the first quarter. This increase was partly offset by a 28.7% decrease in revenues attributable to our product tanker operations as a result of the extension of two bareboat charter contracts at lower rates, and a 23.4% decrease in revenues from our chemical tankers business because we had one less vessel in operation.

Logistics Operations

Logistics Operations’ revenues decreased 6.1% to $89.6 million in 2010 compared to $95.4 million in 2009 and accounted for 29.3% of total net revenues. This decrease was principally due to a decrease of $12.7 million as a result of the sale of our interest in Grupo Seglo in April 2010. The decrease in 2010 was partly offset by an increase of $2.2 million in revenues attributable to our warehousing business due to the expansion of our warehouse capacity and an increase of $3.3 million as a result of increased rates in our auto hauling and maintenance and repair businesses.

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

The following table sets forth information concerning the Company’s operating income by business segment for the year ended December 31, 2010.

	Grupo TMM Operations Income on Transportation (1)(2) ($ in millions) Year Ended December 31,
	2010	2009	Y2010 vs. Y2009 % Change
Ports and Terminals Operations	$3.7	$1.4	164.3%
Maritime Operations	59.8	55.7	7.4%
Logistics Operations	(13.5)	(9.9)	(36.4)%
Shared Corporate Costs	(14.8)	(17.7)	16.4%

Total	$35.2	$29.5	19.3%

(1)	Operating results are reported as Income on Transportation in our Financial Statements included elsewhere in this Annual Report.
(2)

To better reflect Grupo TMM’s corporate costs, the Company modified the presentation of its corporate expenses as of December 31, 2010 and 2009, separating human resources and information technology costs to be allocated to each business unit in accordance with their use. Income on transportation includes the following allocated total administrative costs: In 2010: $1.6 million in Ports and Terminals Operations, $6.2 million in Maritime Operations, $10.4 million in Logistics Operations and $15.4 million in shared corporate costs. In 2009: $1.1 million in Ports and Terminals Operations, $5.8 million in Maritime Operations, $12.0 million in Logistics Operations and $15.1 million in shared corporate costs.

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

Maritime Operations

Maritime Operations’ operating income for the year ended December 31, 2010 increased to $59.8 million, after deducting $6.2 million of administrative costs, compared to $55.7 million, after deducting $5.8 million of administrative costs in 2009. This increase was mainly due to the improved profitability of our product tanker business, as all vessels operated under charter contracts, and our harbor tugboat operations due to higher volumes in 2010 as a result of a recovery in the number of calls at Manzanillo.

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

Net Financing Cost

	($ in millions) Year Ended December 31,
	2010	2009	Y2010 vs. Y2009 % Change
Net Financing Cost	$108.1	$118.4	8.7%

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

Other Expenses – Net

	($ in millions) Year Ended December 31,
	2010	2009	Y2010 vs. Y2009 % Change
Other expenses – net	$(5.1)	$(5.7)	10.5%

Other expenses – net for the year ended December 31, 2010 was $5.1 million and included primarily a $2.6 million loss on the sale of certain non-strategic subsidiaries. Other expenses – net for the year ended December 31, 2009 was $5.7 million and included primarily $3.5 million of goodwill impairment and $1.2 million of lease equipment expenses. (See Note 18 to the accompanying Audited Consolidated Financial Statements contained elsewhere herein).

Expenses from Income Taxes

	($ in millions) Year Ended December 31,
	2010	2009	Y2010 vs. Y2009 % Change
Expenses from income taxes	$0.8	$1.1	(27.3%)

In the year ended December 31, 2010 we incurred a tax expense of $0.8 million, compared to a tax expense of $1.1 million reported for the year ended December 31, 2009.

Non-controlling Interest

	($ in millions) Year Ended December 31,
	2010	2009	Y2010 vs. Y2009 % Change
Non-controlling interest	$1.6	$1.4	14.3%

Non-controlling interest increased to $1.6 million for the year ended December 31, 2010, from $1.4 million for the year ended December 31, 2009. This increase is due to an increase in net income for the year from companies in which we hold a non-controlling interest.

Net Loss for the year attributable to stockholders of Grupo TMM

	($ in millions) Year Ended December 31,
	2010	2009	Y2010 vs. Y2009 % Change
Net Loss for the year attributable to stockholders of Grupo TMM	$80.6	$97.1	17.0%

In the year ended December 31, 2010, we incurred a net loss of $80.6 million, or $0.80 per Share. In the year ended December 31, 2009, we recognized net loss of $97.1 million, or $1.70 per Share.

Critical Accounting Policies

Our Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We have identified certain key accounting policies on which our financial condition and results of operations are dependent. These key accounting policies most often involve complex matters, may be based on estimates and involve a significant amount of judgment. In the opinion of our management, our critical accounting policies under IFRS are those related to revenue recognition, financial statement translations into U.S. dollars, and deferred income taxes. For a full description of all of our accounting policies. (See Note 3 to the accompanying Audited Consolidated Financial Statements contained elsewhere herein).

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

In evaluating the Company’s vessels for impairment, the Company determines the value of the vessel by calculating the present value of its discounted projected operating cash flows over the course of its useful life (assuming a standard useful life of 25 years) and the expected residual value of the vessel. For each type of vessel, discounted projected operating cash flows are calculated based upon assumptions that include the vessel’s average charter rate in the international market during the previous 10 years and current charter rates as indicated by recognized industry markers such as the Baltic Dry Index. The residual value of a vessel is calculated based on average international scrap prices during the previous 10 years multiplied by a coefficient based on market transactions for similar vessels. The operational cost of each vessel is derived by using the average of the previous 10 years (if data is only available for a shorter period, a shorter period is used), with cost projections determined based on the current use and maintenance expenses actually incurred, including drydocking and other costs. The impairment calculation methodology also incorporates an annual rate of inflation and a discount rate derived from two components, a cost of debt calculation based on the 10-year U.S. dollar LIBOR average and a cost of equity calculation based on the 10-year average interest rate for 10-year U.S. government bonds. Although the Company believes that the assumptions it incorporates into its calculations are reasonable and appropriate, such assumptions are unavoidably subjective.

For the year ended December 31, 2011, an impairment of $0.9 million was determined with respect to a vessel and an impairment of $10.4 million was determined with respect to goodwill related to a business, as the recoverable values of the long-lived assets were determined to be lower than their book values. The amounts were determined based on the result of the calculation of the value in use (discounted cash flow). For the year ended December 31, 2010, no losses for impairment were determined as the recoverable values for the long-lived assets were significantly higher than their book values. For the year ended December 31, 2009 an impairment of $3.5 million was determined based on the result of the calculation of the value in use (discounted cash flows).

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

Derivative financial instruments

A specific accounting treatment is required for derivatives designated as hedging instruments in cash flow hedge relationships. To qualify for hedge accounting, the hedging relationship must meet several strict conditions with respect to documentation, probability of occurrence of the hedged transaction and hedge effectiveness. All other derivative financial instruments are accounted for at fair value through profit or loss. For the reporting periods under review, the Company has entered into a hedging derivative financial instrument for the next two years. This instrument has been entered into to mitigate interest rate risk arising from the trust certificates issued under the Company’s Trust Certificates Program. All derivative financial instruments used for hedge accounting are recognised initially at fair value and reported subsequently at fair value in the statement of financial position. To the extent that the hedge is effective, changes in the fair value of derivatives designated as hedging instruments in cash flow hedges are recognised in other comprehensive income and included within the cash flow hedge reserve in equity. Any ineffectiveness in the hedge relationship is recognised immediately in profit or loss. If a forecast transaction is no longer expected to occur or if the hedging instrument becomes ineffective, any related gain or loss recognised in other comprehensive income is transferred immediately to profit or loss.

Recent Accounting Pronouncements IFRS

The 2010 Improvements to the International Financial Reporting Standards (IFRS) published by the International Accounting Standards Board (IASB) consider various minor changes to a series of IFRS. The only relevant modification for Grupo TMM concerns IAS 1 Presentation of Financial Statements. Grupo TMM already presents the conciliations for each component of other comprehensive balances in its consolidated statement of changes in stockholder equity. Consequently, the comparative figures for the previous year have been reclassified.

As of the date of this Annual Report, certain new standards, modifications and interpretations to existing standards have been published by the IASB but are not yet effective, and have not been adopted early by Grupo TMM.

Management anticipates that each of the relevant pronouncements will be adopted into Grupo TMM’s accounting policies for the first period beginning after the effective date of the pronouncement. Information on new standards, modifications and interpretations that are expected to be relevant to Grupo TMM’s financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s consolidated financial statements.

IFRS 9 Financial Instruments (IFRS 9). The objective of the IASB is to replace International Accounting Standards (IAS) 39, Financial Instruments: Recognition and Measuring. IFRS 9 is being released in stages. To date, the chapters that discuss the recognition, classification, measuring, and disposal of financial assets and liabilities have been issued. These chapters are applicable for years starting January 1, 2012. The chapters on the methodology for impairment and hedge accounting are still being developed.

Management has not yet considered the impact of this new standard on the consolidated financial statements for Grupo TMM. However, the Company does not expect to implement IFRS 9 until all its chapters have been released and the full impact of all the changes made can be evaluated.

Consolidation Standards. A package of consolidation standards is applicable for years starting on or after January 11, 2013. The information for these new standards is presented below. Management has not yet considered the impact of these new revised standards on the consolidated financial statements of Grupo TMM.

IFRS 10 Consolidated Financial Statements (IFRS 10). IFRS 10 replaces IAS 27 Consolidated and Separated Financial Statements (IAS 27) and SIC 12 Consolidation of Specific Purpose Entities. The definition of control was revised together with a guide for identifying interest in a subsidiary. However, the requisites and the mechanics for the consolidation and accounting of non-controlling interests and changes in control remain the same.

IFRS 11 Joint ventures (IFRS 11). IFRS 11 replaces IAS 31 Participation in joint ventures. It more closely aligns the accounting of investors with the rights and obligations of the joint venture. In addition, the option in IAS 31 to use proportionate consolidation for joint ventures has been eliminated. IFRS 11 now requires the use of the participation method, which is currently used for investments in associates.

IFRS 12 Disclosure of interest in other entities (IFRS 12). IFRS 12 contains, and makes consistent, the disclosure requirements for the different types of investments, including unconsolidated structured entities. It incorporates new disclosure requirements for the risks to which an entity is exposed in terms of its interest in structured entities.

Changes made to IAS 27 and IAS 28 Investments in associates and joint ventures. IAS 27 is now only concerned with individual financial statements. IAS 28 incorporates investments in joint ventures under its scope. However, the methodology of the participation method of IAS 28 remains unchanged.

IFRS 13 Measuring fair value. IFRS 13 does not affect the entries required to be considered at fair value, but it does clarify the definition of fair value and provides a guide and improved disclosures regarding the measuring of fair value. This IFRS applies to years starting on or after January 1, 2013. Management has not yet considered the impact of this new standard.

Changes to IAS 1 Presentation of financial statements. The changes made to IAS 1 require an entity to present a group of entries in other comprehensive balances where, according to other IFRS’s: (a) these will not be reclassified subsequent to the profit or loss, and (b) these will be reclassified subsequent to the profit or loss when certain conditions are met. These changes are applicable to years starting on or after July 1, 2012.

Management expects this to change the current presentation of the entries for other comprehensive balances, however the measuring or recognition of these entries will not be affected.

Changes to IAS 19. The changes made to IAS 19 include a series of specific improvements to the Standard. The most significant refers to defined benefit plans. These changes:

•	eliminated the “fluctuation band method”, requiring entities to recognize all profits and losses incurred for the period reported

•	standardized the reporting of changes in plan assets and liabilities

•	increased the disclosure requirements, including information on the characteristics of the defined benefit plans and the risks to which the entities are exposed through participation in these.

The revised version of IAS 19 applies for years starting on or after January 1, 2013. Management has not yet considered the impact of this new revised Standard on the consolidated financial statements of Grupo TMM.

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

In addition, the Company notes that its financial statements present its debt obligations on a consolidated basis; however 99.3% of the Company’s debt is held directly by its subsidiaries, each of which services its own debt out of its operating income. Management believes that these factors will enable the Company to remain current in its debt repayments notwithstanding the Mexican Law restriction on the distribution of profits by subsidiaries described below.

As of December 31, 2011, the respective debt obligations of each of the Company’s subsidiaries were as follows:

TMM División Marítima, S. A. de C. V.	$698,779
TMM Parcel Tankers, S.A. de C.V.	27,493
Transportación Maritima Mexicana, S.A. de C.V.	5,452
Lacto Comercial Organizada, S.A. de C.V.	7,130
Proserpec, S.A.P.I de C.V.	7,158
Grupo TMM, S.A.B.	5,243
TMM Logistics, S.A de C.V.	1,246

Total	$752,501

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

As of March 31, 2012, Grupo TMM’s total debt amounted to $806.5 million, which includes $737.0 million under our Mexican Peso-Denominated Trust Certificates Program and $69.5 million of bank debt owed to several different banks; of this debt, $14.0 million is short-term debt, and $792.5 million is long-term debt. Under IFRS, transaction costs in connection with financings are required to be accounted for as debt.

As of December 31, 2011 and March 31, 2012, we were in compliance with all of the restrictive covenants contained in our financing agreements.

As of December 31, 2011, Grupo TMM’s total debt amounted to $752.5 million, which includes $684.3 million under our Mexican Peso-Denominated Trust Certificates Program, and $68.2 million of bank debt owed to several different banks; of this debt, $17.2 million was short-term debt, and $735.3 million was long-term debt.

Our total shareholders’ equity in 2011, including non-controlling interest in consolidated subsidiaries, was $108.4 million, resulting in a debt-to-equity ratio of 6.9.

As of December 31, 2010, Grupo TMM’s total debt amounted to $872.1 million, which includes $786.4 million under our Mexican Peso-Denominated Trust Certificates Program, $11.8 million under our Securitization Facility, and $73.9 million of bank debt owed to several different banks; of this debt, $34.9 million was short-term debt, and $837.2 million was long-term debt.

Our total shareholders’ equity in 2010, including non-controlling interest in consolidated subsidiaries, was $104.9 million, resulting in a debt-to-equity ratio of 8.3.

As of December 31, 2009, Grupo TMM’s total debt amounted to $784.4 million, which includes $679.3 million under our Mexican Peso-Denominated Trust Certificates Program, $19.9 million under our Securitization Facility, and $85.2 million of bank debt owed to several different banks; of this debt, $23.9 million was short-term debt, and $760.5 million was long-term debt.

Our total shareholders’equity in 2009, including non-controlling interest in consolidated subsidiaries, was $119.8 million, resulting in a debt-to-equity ratio of 6.5.

As of December 31, 2008, Grupo TMM’s total debt amounted to $817.5 million, which included $626.1 million under our Mexican Peso-Denominated Trust Certificates Program, $116 million under the Securitization Facility with Deutsche Bank AG and $75.4 million of bank debt owed to several different banks; of this debt, $36.1 million was short-term debt, and $781.4 million was long-term debt.

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

In December 2009, Grupo TMM restructured its Securitization Facility, resulting in the cancellation of approximately $80.5 million in certificates issued under the Facility and the release of certain subsidiaries from participation in the Facility. See Item 4. “Information on the Company — Recent Developments — Restructuring and Termination of Receivables Securitization Facility; Associated Capital Increase.”

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

On May 13, 2011, the Company entered into an agreement with Deutsche Bank AG London pursuant to which the Company repurchased all of the certificates held by Deutsche Bank AG London for a total of approximately $9.1 million (approximately Ps. 112.9 million), and all of the certificates were subsequently cancelled concurrently with the cancellation of the subordinated trust certificates held by VEX. The Company formally terminated the facility effective June 30, 2011. See Item 4. “Information on the Company — Recent Developments — Restructuring and Termination of Receivables Securitization Facility; Associated Capital Increase.”

As of March 31, 2012, we had net working capital (current assets less current liabilities) of $35.4 million. We had net working capital of $52.7 million, $107.6 million and $77.6 million as of December 31, 2011, December 31, 2010, and December 31, 2009, respectively. The decrease in net working capital from December 31, 2010 to December 31, 2011 was primarily attributable to a decrease of $19.1 million in cash and cash equivalents, of which $11.7 million was a decrease in restricted cash on hand, which was partially offset by an increase in short-term debt of $6.9 million.

Information on Cash Flows

Summary cash flow data for the years ended December 31, 2011, 2010 and 2009 is as follows:

	Years Ended December 31,
	2011	2010	2009
	($ in thousands)
Operating activities	71,657	96,068	124,262
Investing activities	(17,578)	(22,748)	(57,874)
Financing activities	(102,031)	(7,818)	(91,330)
Currency exchange effect on cash	(5,590)	4,416	5,053

Net decrease in cash and cash equivalents	(53,542)	69,918	(19,889)
Cash and cash equivalents at beginning of year	89,936	20,018	39,907

Cash and cash equivalents at end of year	$36,394	$89,936	$20,018

For the year ended December 31, 2011, the Company’s consolidated cash position decreased by $53.5 million from the year ended December 31, 2010. This decrease was mainly attributable to a $102.0 million payment of debt under the Securitization Facility and others loans and $17.6 million of investments in fixed assets which was partially offset by $11.6 million of restricted cash.

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

Our Cash Flows from Operating Activities

Net cash flows provided by operating activities amounted to $71.7 million in the year ended December 31, 2011 compared to net cash used in operating activities of $96.1 million in the year ended December 31, 2010. This decrease in cash generation is mainly due to a reduction in income from offshore vessels and tankers caused by lower average daily rates for four vessels operating less compared with 2010.

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

The following table summarizes cash flows from operating activities for the periods indicated:

	Years Ended December 31,
	2011	2010	2009
	($ in thousands)
Net (Loss) Income for the year	$16,222	$(78,916)	$(95,670)
Depreciation and amortization and other amortization	62,778	67,008	51,489
(Provision) benefit for income taxes	3,304	819	1,087
Gain on sale of fixed assets—net	(498)	679	(3,267)
Impairment test in long-lived assets	10,426	—	3,485
(Increase) decrease in restricted cash	11,654	11,843	64,314
Provision for interests on debt	68,870	66,148	81,542
Exchange loss (gain) -Net	(93,216)	37,936	27,392
Total changes in operating assets and liabilities	(7,883)	(9,449)	(6,110)

Net cash provided by (used in) operating activities	$71,657	$96,068	$124,262

Our Cash Flows from Investing Activities

Net cash used in investing activities for the year ended December 31, 2011 was $17.6 million, which included $15.4 million for the acquisition of vessels and operating equipment, which was partially offset by the sale of operating equipment for $3.8 million. Net cash used in investing activities for the year ended December 31, 2010 was $22.7 million, which included $32.1 million for the acquisition of vessels and operating equipment, which was partially offset by the sale of operating equipment for $5.3 million, and the sale of certain non-strategic subsidiaries for $4.1 million. Net cash used in investing activities for the year ended December 31, 2009 was $57.9 million, which included $73.5 million for the acquisition of vessels and operating equipment, which was partially offset by the sale of operating equipment for $15.8 million, and the sale of certain non-strategic subsidiaries for $0.2 million.

See “— Capital Expenditures and Divestitures” below for further details of capital expenditures and divestitures relating to the years ended December 31, 2011, 2010 and 2009, respectively.

Our Cash Flows from Financing Activities

For the year ended December 31, 2011, cash used by financing activities amounted to $102.0 million, which resulted primarily from the payment of debt under the Securitization Facility, our Trust Certificates Program and others loans.

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

Business Plan

In 2007, 2008, 2009, 2010 and 2011 the Company made significant capital expenditures as described below in “Capital Expenditures and Divestitures.”

Maritime Operations. Our intention is to continue growing our offshore and product tanker vessels businesses through the acquisition of additional vessels that should meet PEMEX’s long-term needs, as well as chartering vessels for short-term future bids or contracts. With regard to our product tanker business, we have entered into one product tanker contract with PEMEX under bareboat charters for a five-year term, which began operations in August 2009, and four product tankers received short-term timecharter contracts with PEMEX. In addition, we acquired a shipyard at Tampico that should enable us to generate additional savings in our vessel maintenance and repair costs while improving our profitability.

Ports and Terminals Operations. We continue to work closely with select, interested parties on the financial implementation of our plan to develop a container terminal and a liquids terminal at the port of Tuxpan, Veracruz, where we own over 2,000 acres of land. We expect the container terminal will help us meet the increasing demand in the Gulf of Mexico resulting from the growth of the Mexican market. The liquids terminal should help us manage current gasoline and diesel imports as well as increased imports which are expected to result from the construction of a pipeline and a berthing position. These developments should improve the current system, which utilizes buoys for the discharge of the gasoline, by reducing the amount of time needed to discharge a vessel and decreasing the number of operating days lost due to weather conditions.

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

Our Ability to Continue as a Going Concern

The auditors’ report on our Financial Statements for the year ended December 31, 2011 includes an explanatory paragraph describing the existence of substantial doubt about our ability to continue as a “going concern.” The report observes that (i) the continuation of the Company as an ongoing business depends on our compliance with our financial obligations on a regular basis, (ii) to be successful in our new investments we need to increase our fleet of vessels and take into consideration the requirements of PEMEX and our other clients and (iii) the Financial Statements do not include any adjustment over the assets or liabilities that could be necessary if the company is not able to continue as an ongoing business.

We have taken certain steps to improve our operating and financial results. The acquisition program for a new fleet of ships has been completed, and our administrative expenses are unchanged. We have consolidated and repaid several loans. On May 13, 2011, we prepaid the remaining balance of our Securitization Facility in an amount of approximately $9.1 million. On July 29, 2010, we used our fourth issuance of trust certificates under our Trust Certificates Program in an amount of 10.5 billion Pesos to repay and consolidate the first three issuances (see Note 13 to the accompanying Audited Consolidated Financial Statements contained elsewhere herein) and to repay our line of credit with Natixis. In addition, our line of credit with DVB Bank SE was restructured on April 4, 2010 with better conditions. These transactions are all expected to reduce the Company’s financial expenses.

During 2011, the Company continued to pay its obligations under its current debt agreements. In addition, the Company prepaid the Securitization Facility, restructured and partially prepaid debt related to parcel tankers with Deutsche Bank, and prepaid principal under the Trust Certificates Program. The depreciation of the peso also had the effect of reducting the amount of the total debt expressed in U.S. dollars.

Our Maritime Operations have developed into our most profitable business in recent years, becoming more efficient with the same level of income. Accordingly, we continue to focus on expanding our Maritime Operations to increase our fleet of specialized vessels to meet the growing demand for deep-water exploration in Mexico. Our January 2012 acquisition of a shipyard in the port of Tampico, Mexico should enable us to generate additional savings in our vessel maintenance and repair costs while improving our profitability. We expect the shipyard to generate an annual EBITDA of approximately $2.1 million and a margin of 32% during its first year of operation. In the long term, we expect to have the capacity to be able to build vessels at the shipyard, enabling us to compete in the growing market for new offshore vessels.

In the medium term we plan to develop a container terminal and a liquids terminal at the port of Tuxpan, Veracruz. The container terminal should help us satisfy increased demand in the Gulf of Mexico, while the liquids terminal should help us manage current imports of gasoline and diesel fuel as well as increased imports which are expected to result from the construction of a pipeline and a berthing position.

In addition, we are continuing to streamline our operations to reduce the number of companies within our organizational structure and related operating costs so as to better focus management’s attention on our most profitable businesses.

Management believes that in 2012 Grupo TMM’s business will see a gradual increase in income and cash flow from operations. These increases are expected to be derived from business levels and assets that were substantially in place as of the end of the 2011 fiscal year. Management also believes that the projects described above will permit the Company to continue on its positive trend of increasing efficiency and coverage ratios and realizing its current strategy of creating a healthy and competitive financial structure.

Although we believe that the above-mentioned changes should be enough to provide the Company with the ability to continue as a going concern, we can give no assurance that they will produce the desired result.

See Item 3. “Key Information – Risk Factors – Risks Relating to Our Business” relating to our financial condition in recent years and other factors which raise substantial doubt about our ability to continue as a going concern and could result in our dissolution under Mexican Corporate Law.

Capital Expenditures and Divestitures

The following tables set forth our principal capital expenditures and divestitures during the last three years:

Our Principal Capital Expenditures for the Last Three Years

($ in millions)

	Years Ended December 31,
	2011 (a)	2010 (b)	2009 (c)
Capital Expenditures by Segment:
Ports and Terminals Operations	$5.1	$2.5	$0.5
Maritime Operations	9.4	14.7	67.2
Logistics Operations	0.5	5.5	1.4
Corporate	0.4	9.4	4.4

Total	$15.4	$32.1	$73.5

(a)	In 2011, capital expenditures included: (i) Ports and Terminals Operations: $5.1 million in construction in process for the expansion and maintenance of port and terminal facilities; (ii) Maritime Operations: $5.0 million in equipment improvements, and $4.4 million in construction projects; (iii) Logistics Operations: $0.5 million in construction projects; and (iv) Corporate: $0.4 million in fixed assets and other strategic corporate projects.

(b)	In 2010, capital expenditures included: (i) Ports and Terminals Operations: $2.5 million in construction in process for the expansion and maintenance of port and terminal facilities; (ii) Maritime Operations: $6.0 million in acquisition of vessels, $7.5 million in equipment improvements, and $1.2 million in construction projects; (iii) Logistics Operations: $2.8 million in operating equipment and related fixed assets, and $2.7 million in construction projects; and (iv) Corporate: $9.4 million in fixed assets and other strategic corporate projects.
(c)	In 2009, capital expenditures included: (i) Ports and Terminals Operations: $0.5 million in construction in process for the expansion and maintenance of port and terminal facilities; (ii) Maritime Operations: $30.1 million in acquisition of vessels, $7.3 million in advances toward the construction of vessels, $28.5 million in equipment improvements, and $1.3 million in construction projects; (iii) Logistics Operations: $0.5 million in operating equipment and related fixed assets, $0.9 million in construction projects; and (iv) Corporate: $4.4 million in fixed assets and other strategic corporate projects.

Our Principal Capital Divestitures for the Last Three Years

($ in millions)

	Years Ended December 31,
	2011 (a)	2010 (b)	2009 (c)
Capital Divestitures:
Sale of shares of subsidiaries	$—	$4.1	$(0.2)
Other assets	3.8	5.3	15.8

Total	$3.8	$9.4	$15.6

(a)	In 2011, capital divestitures included $3.8 million from the sale of other fixed assets.
(b)	In 2010, capital divestitures included $5.3 million from the sale of other fixed assets.
(c)	In 2009, capital divestitures included $15.8 million from the sale of other fixed assets.

Securitization Facility

On September 25, 2006, the Company entered into the Securitization Facility with Deutsche Bank, AG for $200 million, at an annual fixed interest rate of approximately 12.5%, using many of the structural features of the previous securitization transactions.

On December 18, 2009, as part of the restructuring of the Company’s Securitization Facility, VEX, an affiliate of the Company, purchased certificates with a face value of $86.5 million (approximately Ps. 1.1287 billion). VEX is a Mexican company in which José F. Serrano Segovia (our principal stockholder and Chairman of our Board of Directors) holds a minority equity interest and controls 100% of the voting stock; the remaining equity interest in VEX is held by related and unrelated investors through non-voting shares (see Note 17 to the accompanying Audited Consolidated Financial Statements contained elsewhere herein).

In addition, as part of the restructuring, certain conditions of the Securitization Facility were modified. Among others, the logistics division subsidiaries (TMM Logistics, S.A. de C.V. and Lacto Comercial Organizada, S.A. de C.V.) were released from the Facility and consequently the accounts receivable generated by these subsidiaries will no longer be assigned to the Trust. See Item 4. “Information on the Company — Recent Developments — Restructuring and Termination of Receivables Securitization Facility; Associated Capital Increase.”

To improve the Company’s amortization profile and to decrease financial expenses, in mid-2010 we began discussing with Deutsche Bank AG London the repurchase of the trust certificates held by Deutsche Bank under our Securitization Facility. In May 2011, the Company finalized the early repurchase of all the certificates held by Deutsche Bank for a total of approximately $9.1 million (approximately Ps. 112.9 million), and all of the certificates were subsequently cancelled concurrently with the cancellation of the subordinated trust certificates held by VEX. The Company formally terminated the Securitization Facility effective June 30, 2011.

Capital Leases

As of December 31, 2011, the Company had no outstanding capital lease obligations.

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

We closed our first, second and third issuances of trust certificates under the program on July 19, 2007, April 30, 2008, and July 1, 2008, in an amount of 3 billion Pesos, 1.55 billion Pesos, and 4.39 billion Pesos, respectively. Our first issuance was used primarily to refinance existing vessel indebtedness. Our second issuance was used to refinance vessels indebtedness and the acquisition of new vessels and our third issuance was mainly used to finance the acquisition of new and used vessels. On July 29, 2010, we closed our fourth issuance of trust certificates for Ps. 10.5 billion, or approximately $752.8 million, at Mexico’s interbank equilibrium interest rate, TIIE, plus 245 basis points. The proceeds from the fourth issuance have been used primarily to prepay the previous three issuances, thereby consolidating the debt under the program, and to refinance other vessel financings. See Item 4. “Information on the Company – Recent Developments – Vessels Purchased through out Trust Certificates Program.”

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

In February 2010, a second Tranche A draw was made for the issue of a letter of credit for $1.1 million (approximately Ps. 13.6 million) maturing on December 31, 2010. The issuance of any letter of credit under Tranche A does not create any payment obligation for the borrower until the holder of the documents presents this for enforcement, accordingly no outstanding balance or effective rate for this portion of the line of credit is reported as of December 31, 2010. During 2010, there were various Tranche B draws for a total amount of $8.8 million (approximately Ps. 109 million), at a variable rate of the 28-day TIIE plus 4.00%, with interest payable monthly. All of these draws were fully paid in 2010, accordingly no outstanding balance or effective rate for this portion of the line of credit is reported as of December 31, 2010 or 2011, respectively.

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

The Company’s income from operations may therefore be materially affected by variances in the exchange rate between the U.S. dollar and the Mexican Peso. The Company has sought to minimize its exposure to foreign currency risk by holding its debt primarily in Mexican Pesos. Mexican Pesos historically have been subject to greater risk of devaluation and have tended to depreciate against the U.S. dollar. Currently, approximately 95% of the Company’s indebtedness is denominated in Mexican Pesos, most of which is long-term debt incurred in connection with the Company’s Trust Certificates Program. Certificates issued under the Trust Certificates Program have a 20-year term and do not require the Company to make any principal payments prior to maturity.

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

Trend Information

Historically, a substantial portion of the revenue generated by our maritime operations has been achieved through contracts with PEMEX. In 2009, 2010 and 2011, 58%, 69% and 72% respectively, of the revenue generated by maritime operations resulted from contracts with PEMEX. We believe that we will further increase our revenues in this business segment going forward. PEMEX is expected to increase its deep water exploration in order to restore its decreasing oil reserves; as a result, we expect an increase in PEMEX demand for different types of vessels on the offshore sector.

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

Off-Balance Sheet Arrangements

As of December 31, 2011, we did not have any off-balance sheet arrangements. We report our assets and liabilities according to the current IFRS as issued by the IASB.

Contractual Obligations

The following table outlines our obligations for payments under our capital leases, debt obligations, operating leases and other financing arrangements for the periods indicated as of December 31, 2011:

Indebtedness (1)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(Dollars in thousands, unless noted otherwise)
Mexican Trust Certificates (2)	8,351	—	—	675,933	684,284
Parcel Tanker Vessels Financings (3)	2,870	5,834	4,526	14,263	27,493
Investors(4)	331	3,000	2,121	—	5,452
Land and Logistics Equipment Financing (5)	2,095	2,581	3,700	—	8,376
Refinancing Acquisition ADEMSA(6)	1,843	3,400	—	—	5,243
Working Capital PROSERPEC (7)	1,700	2,650	2,172	523	7,045
Other Debt (8)	—	—	14,608	—	14,608

Total	$17,190	$17,465	$27,127	$690,719	$752,501

Operating Lease Obligations (9)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Vessel, Transportation Equipment and Other Operating Leases	$7,821	$8,240	$7,998	$18,528	$42,587

Total	$7,821	$8,240	$7,998	$18,528	$42,587

(1)	These amounts include principal payments and accrued and unpaid interest as of December 31, 2011.
(2)	Debt allocated in one special purpose company in connection with the financing of tanker vessels, offshore vessels and tugboats denominated in Mexican Pesos (Trust Certificates Program).
(3)	Debt allocated in one special purpose company in connection with the financing of two parcel tanker vessels.
(4)	Debt in connection with the cancellation of the Securitization Facility.
(5)	Debt in connection with the Land & Logistics equipment financing, denominated in Mexican Pesos.
(6)	Debt in connection with ADEMSA acquisition refinancing.
(7)	Debt allocated in one special purpose company for working capital and to strength agricultural activities of ADEMSA.
(8)	Debt allocated in two special purpose companies for working capital and letter of credit issuances.
(9)	These amounts include the minimum lease payments.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

Our current Board of Directors was elected and ratified at the Company’s Annual General Ordinary Shareholders’ Meeting held on April 29, 2011. Our directors and alternate directors, their principal occupations and years of service (rounded to the nearest year) as a director or alternate director are as follows:

Name	Principal Occupation	Years as a Director or Alternate Director	Age
Directors
José F. Serrano Segovia	Chairman of the Board of Grupo TMM	40	71
Ramón Serrano Segovia	First Vice-chairman of Grupo TMM	21	65
Maria Josefa Cuevas de Serrano	Second Vice-chairman of Grupo TMM	6	66
José Luis Salas Cacho	Private Investor	7	58
Ignacio Rodríguez Rocha	Attorney	21	76
Lorenzo Cué Sánchez Navarro	Private Investor	21	46
Luis Martínez Argüello	Private Investor	7	71
Sergio Chedraui Eguia	Private Investor	6	36
José Luis Ávalos del Moral	Private Investor	5	69
Miguel Alemán Velasco	Private Investor	3	80
Miguel Alemán Magnani	Private Investor	3	46
Manuel Rodríguez de Castro	Private Investor	3	48

Alternate Directors
José Francisco Serrano Cuevas	President Deputy Director	11	31

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

Executive Officers

Our officers serve at the discretion of our Board of Directors. Our executive officers, their position and years of service with us and as an executive officer are as follows:

Name	Position	Years of Service	Executive Officer
Corporate Directors
José F. Serrano Segovia	Chairman of the Board and Chief Executive Officer	40	20
Jacinto David Marina Cortés	Deputy Chief Executive Officer	21	21
Carlos Pedro Aguilar Mendez	Chief Financial Officer, Corporate Administrative Director and Finance Director	22	5
Agustín Salinas Gonzalez	Corporate Human Resources Director	15	5
Elvira Ruiz Carreño	Corporate Audit Director	16	9
Business Unit Directors
Luis Manuel Ocejo Rodriguez	Director, Maritime Transportation	29	5
Roberto Martínez Ríos	Director, Ports and Terminals	3	3

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

Compensation

For the year ended December 31, 2011, the aggregate total compensation paid to our directors, alternate directors and executive officers for services in all capacities was approximately $5.0 million. See Item 7. “Major Shareholders and Related Party Transactions.”

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

•	preparing the Board of Directors’ opinion on the Chairman’s annual report and submitting it at the Shareholders’ Meeting for its approval; and

•	overseeing compliance by the Company’s chief executive officer with decisions made at a Shareholders’ Meeting or a Board of Directors meeting.

Corporate Practices responsibilities:

•	requesting an opinion from independent experts as the Committee might see fit, in accordance with applicable regulations;

•	calling Shareholders’ Meetings and reviewing the agenda;

•	supporting the Board of Directors in preparing its reports in accordance with the Bylaws of the Company and applicable regulations;

•	suggesting procedures for hiring the Company’s chief executive officer, chief financial officer and senior executive officers;

•	reviewing human resources policies, including senior executive officers’ performance evaluation policies, promotions and structural changes to the Company;

•	assisting the Board of Directors in evaluating senior executive officers’ performance;

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

Statutory Auditor

Pursuant to the Mexican Securities Market Law (MSML), the surveillance of the Company is entrusted to different committees (i.e., Audit and Corporate Practices Committees), as previously described, which replace the role of the Statutory Auditor. At the Extraordinary Shareholders’ Meeting held on December 20, 2006, the Statutory Auditor, Salles Sainz – Grant Thornton, S.C (SSGT), Mr. Javier García Sabaté, and the alternate Statutory Auditor were duly replaced by the Audit and Corporate Practices Committee of the Company. However, SSGT continue to serve as the Statutory Auditor for the majority of our subsidiaries.

Employees

As of March 31, 2012, we had 3,292 employees, approximately 42% of whom were unionized. As of December 31, 2011, we had 3,059 employees, approximately 41% of whom were unionized. As of December 31, 2010, we had 3,214 employees, approximately 54% of whom were unionized. The increase in the number of our employees in 2012 is largely due to our acquisition of a shipyard and increased operations at the port of Tampico. As of December 31, 2009, we had 5,605 employees, approximately 79% of whom were unionized. The decrease in the number of our employees from 2009 is largely due to the sale of our interest in the companies that comprised Grupo Seglo. In accordance with customary practice in Mexico, we negotiate union contracts annually with regard to wages and every two years with regard to other matters, including benefits. We have experienced nine strikes since 1958. The longest of these strikes occurred in 1981 and lasted 21 days. We have not experienced a strike since 1987 and believe that relations with our employees are good.

Share Ownership

As of March 7, 2012, the Serrano Segovia family held 41,217,193 Shares directly, and the CPO Trustee maintained 39,083,000 Shares of our capital stock in the form of ADSs, including 3,512,500 Shares that are beneficially owned by the Serrano Segovia family. Accordingly, as of such date, the Serrano Segovia family controlled the voting power of our capital stock. The voting power controlled by the Serrano Segovia family varies from time to time, depending upon the number of Shares held by the Serrano Segovia family and by the CPO Trust and others. As of March 7, 2012, other than as set forth below in the section entitled “Major Shareholders,” each of our other directors, alternate directors or executive officers owns less than one percent of our Shares on an individual basis.

Shares were contributed to the CPO Trust established with a 30-year term by Nacional Financiera, S.N.C. (the “CPO Trustee”) on November 24, 1989. The CPO Trustee authorized the issuance of non-redeemable ordinary participation certificates (certificados de participación ordinarios no amortizables) (“CPOs”) that correspond to our Shares. One CPO may be issued for each Share contributed to the CPO Trust. CPOs constitutes separate negotiable instruments different and apart from the Shares, and afford to their holders only economic rights with respect to the Shares held in the CPO Trust. Such voting rights are exercisable only by the CPO Trustee, which is required by the terms of the CPO Trust to vote such Shares in the same manner as holders of a majority of the outstanding Shares not held in the CPO Trust and voted at the relevant meeting. Mexican and non-Mexican investors may hold CPOs without restrictions of any kind. The acquisition of Shares representing 5% or more of the capital stock of Grupo

TMM by any person or group of persons (other than the Serrano Segovia family and the CPO Trustee), in one or a series of simultaneous or successive transactions requires the prior approval of the Board of Directors. As of March 7, 2012, the CPO Trustee held CPOs representing an aggregate of 39,083,000 Shares in the form of ADSs.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table indicates, as of March 7, 2012, unless otherwise indicated, the shareholders that beneficially own 5% or more of our outstanding Shares (the “Major Shareholders”). The percentage of our outstanding Shares owned by each Major Shareholder shown below is based on the 102,182,841 Shares outstanding as of March 7, 2012. For purposes hereof, each Major Shareholder with shared voting or investment authority with respect to certain securities is deemed to beneficially own all such securities.

Shareholder	Number of Shares	Percentage of Shares Outstanding(c)
José F. Serrano Segovia (a) (b)	36,632,809	35.9%

a)	Based upon information made known to the Company and reports of beneficial ownership filed with the SEC, José F. Serrano Segovia beneficially owns 36,632,809 Shares, including 28,359,964 Shares held by VEX, a Mexican corporation in which José F. Serrano Segovia holds 100% of the voting stock, and 561,350 Shares beneficially owned by Promotora Servia, S.A. de C.V. (“Promotora”), a Mexican corporation controlled by José F. Serrano Segovia. Of the 561,350 Shares beneficially owned by Promotora, 560,850 Shares are owned directly by its subsidiary, Servicios Directivos Servia, S.A. de C.V. (“Servicios”), a Mexican corporation.
b)	Members of the Serrano Segovia family have pledged an aggregate of 7,513,867 Shares to IXE Banco, S.A. (“IXE”), to secure a loan in the principal amount of $1.5 million.
c)	Based upon information made known to the Company and reports of beneficial ownership filed with the SEC, Ramón Serrano Segovia beneficially owns 4,584,384 Shares (4.5%).

Change in Percentage Ownership

As of June 27, 2011, based upon information made known to the Company, the percentage ownership for Ramón Serrano Segovia is 4.5%, compared to 5% as previously reported, because José F. Serrano Segovia controls Promotora and has sole voting and investment authority with respect to the Shares benefically owned by Promotora. A Schedule 13D/A was filed by José and Ramón Serrano Segovia on June 25, 2010 to report, among other things, that the percentage ownership for José F. Serrano Segovia had increased from 15% to 35.9% and that the percentage ownership for Ramón Serrano Segovia had decreased from 9.3% to 5%. Except for the foregoing, no Major Shareholder has disclosed a significant change in its percentage ownership of Shares during the three years ended December 31, 2011.

Voting Rights and Control

As of March 7, 2012, 39,083,000 Shares were held in the form of ADSs, which have limited voting rights. The Shares held in the form of ADSs are held directly by the CPO Trust. The voting rights for those Shares are exercisable only by the trustee of the CPO Trust, which is required by the terms of the trust agreement to vote such Shares at any shareholders’ meeting in the same manner as the majority of the Shares that are not held in the CPO Trust are voted. Of the 63,099,841 Shares held outside of the CPO Trust as of March 7, 2012, the Serrano Segovia family beneficially owns 37,704,693, or 59.7% of such Shares. As a result, the Serrano Segovia family could direct and control the policies of the Company and its subsidiaries, including mergers, sales of assets and similar transactions. See Item 9. “The Offer and Listing.” Except for the limited voting rights applicable to their ADSs, none of the Major Shareholders have voting rights that differ from those applicable to other holders of Shares.

Other than the Serrano Segovia family, which may be deemed to control us, to our knowledge we are not directly or indirectly owned or controlled by any other corporation, by any foreign government or by any other natural or legal person, severally or jointly. We are not aware of any arrangement which may at a later date result in a change of control of the Company.

Related Party Transactions

On December 18, 2009, as part of the restructuring of the Company’s Securitization Facility, VEX, an affiliate of the Company, purchased trust certificates issued under the Securitization Facility with a face value of $86.5 million (approximately Ps. 1.1287 billion). VEX is a Mexican company in which José F. Serrano Segovia holds a minority equity interest and controls 100% of the voting stock; the remaining equity interest in VEX is held by related and unrelated investors through non-voting shares (see Note 17 to the accompanying Audited Consolidated Financial Statements contained elsewhere herein). The transaction with VEX was approved by the Board of Directors of Grupo TMM, on the basis of a prior approval by the Auditing and Corporate Governance Committee, which received an independent expert’s fairness opinion on the consideration and other terms and conditions of the transaction.

Pursuant to a resolution adopted at the Extraordinary General Shareholders’ Meeting held on December 15, 2009 and with the authorization of the Comisión Nacional Bancaria y de Valores, on January 6, 2010, VEX acquired 46,797,404 Shares for an aggregate subscription price of $41,181,715.53, or $0.88 per Share (equivalent to $4.40 per ADS). The subscription price per Share was 10% higher than the ADS closing price on January 5, 2010. VEX paid the subscription price for the Shares as part of the consideration for its sale to Grupo TMM of the trust certificates. The remainder of the consideration VEX received for the trust certificates consisted of $27,103,065.52 in cash, a five-year promissory note from Grupo TMM in the principal amount of $12,250,000, and subordinated trust certificates issued under the Securitization Facility with a face amount of $6,000,000. On May 7, 2010, VEX distributed 18,437,440 of the 46,797,404 Shares it acquired to its investors. See Item 4. “Information on the Company — Recent Developments — Restructuring and Termination of Receivables Securitization Facility; Associated Capital Increase.”

ITEM 8.	FINANCIAL INFORMATION

See Item 18 — “Financial Statements.”

Legal Proceedings

Mutual Claims Between PRM and Grupo TMM

Grupo TMM was recently a claimant in two arbitrations with PRM, a Singapore company. The arbitrations were conducted under the Singapore International Arbitration Centre Rules and related to alleged breaches by PRM of two agreements for the sale of two vessels. Grupo TMM sought recovery of the deposits it had paid for the two vessels in the sum of $5.15 million and damages for breaches of the agreements. PRM alleged that Grupo TMM was in breach of the agreements and sought a declaration that it was entitled to the deposits and damages for breach. On November 28, 2011, the arbitral tribunal resolved the claims in favor of PRM and ordered Grupo TMM to instruct Platou, the broker holding the deposits, to release the same to PRM.

On January 16, 2012, Grupo TMM filed suit in Mexico challenging the validity of the award under the New York Convention for the Recognition and Enforcement of Foreign Arbitral Awards. After allowing the suit to proceed, the judge issued an order directing Platou not to release the deposit until PRM appears before the court in Mexico and requests enforcement of the arbitral award. In addition, on February 28, 2012, Grupo TMM filed a petition to set aside the award in Singapore on the grounds that the arbitrator failed to properly consider all the arguments and documents presented. As of December 31, 2011, the Company had reserved the amount of the deposit and also created an additional allowance of $1.5 million for potential legal fees associated with this case. Both items are reported in other expenses – net for the year ended December 31, 2011.

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

ADEMSA Secured Certificates of Deposit

ADEMSA from time to time issues certificates of deposit relating to agricultural goods held by it. As a result of the crisis that affected Mexican farmers during 2010 and 2011, the resulting fluctuations in the prices of wheat, corn and beans, and exchange rate losses relating to fertilizer transactions, defaults on loan obligations by the producers to which ADEMSA issued secured certificates of deposit in favor of various financial institutions, the goods and/or amounts consigned thereto, which, as a result of the defaults by the producers and the exercise of rights conferred by the certificates, filed claims against ADEMSA for compliance with the obligations to deliver the goods covered or payment of the amounts secured.

ADEMSA, each of the financial institutions and Comercializadora Valle Hermoso S.A. de C.V. (“COVAHESA”), in its capacity as representative for over one thousand agricultural producers, have been negotiating a financial restructuring to permit the long-term financing of the debts or claims involved. As a result, the Company has created an allowance for $16.7 million ($6 million in 2011 and $10.7 million in 2010) relating to the obligations of ADEMSA in the event the agreements being negotiated with the financial institutions cannot be implemented or if the debts cannot be settled in full during the term and under the conditions of the financing restructuring being negotiated.

Other Legal Proceedings

We are a party to various other legal proceedings and administrative actions, all of which are of an ordinary or routine nature and incidental to our operations. Although it is impossible to predict the outcome of any legal proceeding, in the opinion of our management, such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on our financial condition, results of operations or liquidity. For information regarding our pending tax assessment, see Note 24 to the accompanying Audited Consolidated Financial Statements contained elsewhere herein.

In considering whether accrual of a loss contingency is necessary in connection with legal claims outstanding that could, both individually or in the aggregate, have a material effect on the financial condition or operating results of the Company, the Company evaluates the requirements of paragraph 14 of IAS 37 to determine whether the Company has a present obligation (legal or constructive), whether it is probable that an outflow of resources will be required in order to settle the obligation, and whether the amount of the obligation can be reliably estimated. Based on management’s review and analysis of the legal claims outstanding for the fiscal year ended December 31, 2011, the Company concluded that it did not have a present obligation in respect of any legal claims outstanding other than the mutual claims between PRM and Grupo TMM described above.

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

Our Shares continue to trade in Mexico on the Bolsa. In the United States, our ADSs, each representing five CPOs, are traded on the NYSE and are issued and exchanged by The Bank of New York Mellon in New York as the depositary. The Bank of New York Mellon replaced Citibank, N.A. as depositary on December 18, 2009. As of March 7, 2012, of the 102,182,841 outstanding Shares, 39,083,000 were held in the form of ADSs.

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

Mexican Stock Exchange

Price per Share

(Pesos)

	Shares
Previous five years:	High	Low
2007	37.60	25.00
2008	25.00	8.33
2009	14.75	9.08
2010	10.63	5.02
2011	6.70	2.05

Mexican Stock Exchange

Price per Share

(Pesos)

	Shares
Previous two years (by quarter):	High	Low
2010:
First Quarter	10.63	7.10
Second Quarter	8.00	5.14
Third Quarter	8.05	5.02
Fourth Quarter	7.67	6.10
2011:
First Quarter	6.70	5.53
Second Quarter	6.03	4.01
Third Quarter	5.10	2.05
Fourth Quarter	6.63	3.61
2012:
First Quarter	5.35	4.00

Mexican Stock Exchange

Price per Share

(Pesos)

	Shares
Previous six months:	High	Low
October 31, 2011	4.73	3.61
November 30, 2011	6.63	4.60
December 31, 2011	5.90	4.00
January 31, 2012	4.55	4.00
February 29, 202	4.82	4.27
March 31, 2012	5.35	4.61

Source: InfoSel Financiero

New York Stock Exchange

Price per ADS

(Dollars)

	ADS(*)
Previous five years:	High	Low
2007	19.80	10.70
2008	12.00	1.55
2009	5.75	2.65
2010	4.00	1.87
2011	2.78	1.25

(*)	Effective August 24, 2009, the ADS to CPO ratio changed from 1:1 to 1:5.

New York Stock Exchange

Price per ADS

(Dollars)

	ADS(*)
Previous two years (by quarter):	High	Low
2010:
First Quarter	4.00	2.67
Second Quarter	3.03	1.87
Third Quarter	3.20	1.89
Fourth Quarter	3.25	2.31
2011:
First Quarter	2.78	2.19
Second Quarter	2.65	1.51
Third Quarter	2.34	1.25
Fourth Quarter	2.38	1.37
2012:
First Quarter	2.16	1.31

(*)	Effective August 24, 2009, the ADS to CPO ratio changed from 1:1 to 1:5.

New York Stock Exchange

Price per ADS

(Dollars)

	ADS
Previous six months:	High	Low
October 31, 2011	1.84	1.37
November 30, 2011	2.38	1.64
December 31, 2011	1.98	1.43
January 31, 2012	1.68	1.31
February 29, 202	1.80	1.46
March 31, 2012	2.16	1.72

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

The Company has repurchased 1,577,700 Shares under the program since its approval in 2007. As of March 7, 2012, of the 102,182,841 outstanding Shares, 39,083,000 were held in the form of ADSs.

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

In order to comply with the NYSE’s minimum price requirement, on August 24, 2009 we changed our ADS ratio from one ADS for every one CPO to one ADS for every five CPOs. All fractional entitlements of the Company’s ADS holders resulting from the reverse split were aggregated and sold by Citibank, N.A., the depositary at that time, on behalf of the ADS holders, and cash proceeds were distributed to the ADS holders in proportion to their fractional interests. There was no change to the Company’s CPOs or the underlying nominative common shares. For our ADS holders, the ratio change had the same effect as a one-for-five reverse stock split and thereby increased the listing price of our ADSs. As of the close of business on April 23, 2012, the closing price of our ADSs was $2.15.

As of June 30, 2011, the value of our stockholders’ equity had reduced to $51.4 million ($41.7 million before minority interest). In August 2011, we engaged in discussions with the NYSE and explained to the NYSE that the reduction in our stockholders’ equity was primarily attributable to an appreciation of the Mexican peso against the U.S. dollar, as approximately 90% of our total debt is denominated in Mexican pesos and an appreciation of the Mexican peso against the U.S. dollar negatively impacts our net income, which in turn reduces the value of our stockholders’ equity. Following our discussions with the NYSE, the Mexican peso appreciated against the U.S. dollar, and the value of our total stockholders’ equity rose to $108.4 million ($104.5 million before minority interest) as of December 31, 2011, which brought us into compliance with the NYSE continued listing standards.

We cannot assure you that our listing on the NYSE will continue. See Item 3. “Key Information — Risk Factors — Risks Relating to Ownership of our Equity” and Item 4. “Information on the Company — Recent Developments — NYSE Continued Listing Standards.”

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

Position in the Board of Directors	Term
Chairman	8 years
First Vice-Chairman	8 years
Second Vice-Chairman	Between 4 and 8 years (As determined by the General Shareholders’ Meeting that elects him/her.)
Other Directors	2 year
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

Consequently, our total capital stock is made up of 103,760,541 Shares, of which 1,577,700 are held in treasury. Our total stated capital stock is Ps. 1,222,011,712.

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

Holders of 10% or more of the capital stock of the Company may require the Chairman of the Board of Directors or of the Audit and Corporate Practices Committee to call a General Shareholders’ Meeting.

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

PFIC — We believe that we were not a PFIC for United States federal income tax purposes for the 2011 taxable year and we do not anticipate being a PFIC for the 2012 taxable year. However, because PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time (including certain equity investments of less than 25 percent) and because the characterization of certain income and assets is uncertain under the PFIC rules, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. holder held ADSs, certain adverse consequences could apply to such U.S. holder.

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

The Company’s income from operations may therefore be materially affected by variances in the exchange rate between the U.S. dollar and the Mexican Peso. The Company has sought to minimize its exposure to foreign currency risk by holding its debt primarily in Mexican Pesos. Mexican Pesos historically have been subject to greater risk of devaluation and have tended to depreciate against the U.S. dollar. Currently, approximately 95% of the Company’s indebtedness is denominated in Mexican Pesos, most of which is long-term debt incurred in connection with the Company’s Trust Certificates Program. Certificates issued under the Trust Certificates Program have a 20-year term and do not require the Company to make any principal payments prior to maturity.

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

At December 31, 2011 and 2010, the Company had monetary assets and liabilities denominated in currencies other than the United States dollar as follows:

	December 31,
	(in thousands of Dollars)
	2011	2010
Assets	$91,886	$134,519
Liabilities	(762,609)	(875,427)

	$(670,723)	$(740,908)

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

	Breakdown of Fixed and Variable Rates of Financial Obligations(1)
	Expected Maturity
Liabilities	2012	2013	2014	2015	Thereafter	Total	Fair Value
	(in thousands of Dollars)
Long-Term Debt
Fixed Rate	$5,420	$5,560	$5,674	$3,858	$16,361	$36,873	$36,873
Average Interest Rate	8.38%	8.35%	8.16%	7.82%	7.32%	8.38%	*	*
Variable Rate	$2,835	$3,019	$3,174	$17,472	$751,824	$778,324	$778,324
Average Interest Rate	7.33%	7.32%	7.32%	7.31%	7.30%	7.32%	*	*

(1)	Information as of December 31, 2011
**	Not applicable

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

Persons depositing or withdrawing CPOs must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•       Issuance of ADSs, including issuances resulting from a distribution of CPOs or rights or other property

•       Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.02 (or less) per ADS	• Any cash distribution to ADS registered holders

$.02 (or less) per ADSs per calendar year	• Depositary services

A fee equivalent to the fee that would be payable if securities distributed to holders had been CPOs and the CPOs had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders

Registration or transfer fees	• Transfer and registration of CPOs on the register to or from the name of the depositary or its agent when a holder deposits or withdraws CPOs

Expenses of the depositary	• Cable, telex and facsimile transmissions as expressly provided in the deposit agreement • Converting foreign currency to U.S. dollars

Persons depositing or withdrawing CPOs must pay:	For:

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or CPO underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

Fees payable by the depositary

The depositary has agreed to reimburse us for expenses we incur in connection with the establishment of the ADS facility, including legal fees, fees due to the previous depositary, investor relations expenses and other facility-related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. The depositary has also agreed to pay its standard out-of-pocket administrative, maintenance and shareholder services expenses for the ADSs. Such expenses include the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationary, postage, facsimile and telephone calls, and certain investor relationship programs or special investor relations promotional services. We received reimbursements in the amount of $28,889.12, net of taxes, from the depositary during the year ended December 31, 2011. Additionally, we received reimbursements from the depositary in the amount of $7,640.86, net of taxes, in April 2012.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See Item 4. “Information on the Company — Organizational Structure — Reclassification of Series A and Series L Shares.”

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclose Controls and Procedures.

The Company has evaluated, under the supervision and with the participation of management, including the Company’s Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2011. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer each concluded that, as of the end of the 2011 fiscal year, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in its reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported as and when required by the Securities and Exchange Commission’s applicable rules and forms, and is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedure may deteriorate. The Company, with the participation of its Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011. In making its assessment of internal control over financial reporting, management used the criteria set forth by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission in Internal Control — Integrated Framework.

As a result of this assessment, the Company’s management has determined that the Company’s internal control over financial reporting was effective as of December 31, 2011.

The Company’s independent registered public accounting firm, Salles Sainz – Grant Thornton, S.C, has issued an attestation report on management’s assessment of the Company’s internal control over financial reporting. This report appears below.

(c) Attestation report of the registered public accounting firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders of

Grupo TMM, S.A.B.

We have audited Grupo TMM, S.A.B.’s (Grupo TMM) (a Mexican Corporation) internal control over financial reporting as of December 31, 2011 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Comission (COSO). Grupo TMM’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management´s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Grupo TMM´s internal control over financial reporting based on our audit.

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

In our opinion, Grupo TMM maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Grupo TMM, S.A.B. and subsidiaries, as of December 31, 2009, 2010 and 2011, and the related consolidated statements of operations, comprehensive income (loss), changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2011, and our report dated April 30, 2012 expresses an unqualified opinion on thoses financial statements.

SALLES, SAINZ – GRANT THORNTON, S.C.

Mexico City, Mexico

April 30, 2012

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

We last updated our Code of Ethics in October 2008. We have not granted any waivers to any provision of our Code of Ethics to any officer, employee or member of the Audit or Corporate Practices Committee during the Company’s fiscal year ended December 31, 2011.

ITEM 16C.        PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table reflects our principal accounting fees and services for the years 2011 and 2010:

GRUPO TMM, S. A. B.

Summary of Auditors’ Payments

(In thousands of Dollars)

	As of December 31,
	2011	2010
Audit Fees(a)	$1,112.2	$1,111.9
Audit-Related Fees(b)	20.8	118.9
Tax Fees(c)	16.0	60.5

Total(d)	$1,149.0	$1,291.3

(a)	Audit Fees—Fees relate to the review of our Annual Financial Statements and Annual Report filed with the SEC and review of other SEC filings.
(b)	Audit-Related Fees—Fees relate to due diligence services.
(c)	Tax Fees—Fees relate to specific tax issues, in compliance with the applicable tax laws.
(d)	Total does not include Mexican tax (“Impuesto al Valor Agregado” or “IVA”).

The Company’s Audit Committee pre-approves all fees for the services provided by the independent auditors, including the fees for 2010 and 2011 in accordance with the Company’s policies and procedures.

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

Audit committee. Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the more stringent requirements under the NYSE standards is required. The audit committee should discuss the listed company’s major financial risk exposures and the steps management has taken to monitor and control such exposures.

We have an Audit and Corporate Practices Committee composed of four independent directors, one of whom has accounting and related financial management expertise in compliance with NYSE standards and Mexican Securities Law.

In November 2011, our Audit and Corporate Practices Committee created a risk management sub-committee to analyze and evaluate risks that the Company could be exposed to. This sub-committee determines policies and procedures to manage risks according to the Board of Directors’ guidelines. This sub-committee is composed of eleven members, of which one is an independent member of the Board of Directors. Of the eleven members, only four have voting rights, including the independent member of the Board.

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

Consolidated Financial Statements,

Report of Independent Registered Public Accounting Firm

Grupo TMM, S.A.B. and Subsidiaries

December 31, 2011, 2010 and 2009

GRUPO TMM, S.A.B. AND SUBSIDIARIES

Report of the Independent Registered Public Accounting Firm

Board of Directors and Stockholders of

Grupo TMM, S.A.B.:

We have audited the accompanying consolidated statements of financial position of GRUPO TMM, S.A.B. and subsidiaries (“Grupo TMM” or “the Company”), as of December 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive income (loss), changes in stockholder’ equity, and cash flows for each of the three years in the period ended December 31, 2011, all expressed in thousands of US dollars. These consolidated financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of Grupo TMM as of December 31, 2011 and 2010, and the consolidated results of their operations, comprehensive income (loss) and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) Grupo TMM’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 30, 2012 expressed an unqualified opinion on the consolidated business internal control over financial reporting.

SALLES, SAINZ – GRANT THORNTON, S.C.

Mexico City

April 30, 2012.

Consolidated statements of financial position

December 31, 2011 and 2010

(amounts in thousands of dollars ($) and thousands of (Ps))

	2011			2010
	(dollars)	(pesos)		(dollars)
Assets
Current
Cash and cash equivalents	$36,394	Ps	507,609	$89,936
Restricted cash (Notes 13 and 14)	40,729		568,072	52,383
Accounts receivable - Net of allowance for doubtful accounts of $3,494 in 2011 and $3,730 in 2010	38,963		543,440	37,594
Related parties (Note 15)	—		—	408
Tax credits (Note 5)	2,744		38,272	6,775
Other accounts receivable – Net (Note 6)	14,812		206,592	13,687
Materials and supplies	10,342		144,246	9,597
Other current assets (Note 7)	1,226		17,100	1,519
Non-current assets held for sale	—		—	717

Total current assets	145,210		2,025,331	212,616

Concession rights - net (Note 8)	2,577		35,943	2,849
Property, machinery, and equipment - Net (Note 9)	717,880		10,012,703	761,642
Prepaid expenses and other (Note 10)	7,419		103,477	7,617
Intangible assets (Note 11)	11,395		158,933	23,646
Deferred income tax (Note 20)	67,583		942,621	67,492

Total assets	$952,064	Ps	13,279,008	$1,075,862

Current liabilities:
Current portion of long term debt (Notes 12 and 14)	$17,190	Ps	239,759	$23,672
Suppliers	21,475		299,525	23,181
Accounts payable and accrued expenses (Note 16)	52,972		738,832	46,988
Related parties (Note 15)	876		12,218	—
Obligations from the sale of receivables (Note13)	—		—	11,223

Total current liabilities	92,513		1,290,334	105,064

Long term debt (Notes 12 and 14)	735,311		10,255,824	836,608
Dividends payable	—		—	14,187
Employee benefits (Note 22)	15,828		220,763	14,583
Obligations from the sale of receivables (Note 13)	—		—	550

Total non-current liabilities	751,139		10,476,587	865,928

Total liabilities	843,652		11,766,921	970,992

Stockholder equity (Note 17):
Equity capital, 103,760,541 shares authorized and issued	158,931		1,222,011	158,931
Treasury shares (1,577,700 shares)	(3,354)		(19,387)	(3,754)
Revaluation surplus (Notes 3h and 9)	63,907		790,980	64,097
Statutory reserve	15,554		187,001	15,554
Accrued losses	(96,178)		(1,256,075)	(118,115)
Capital Premium	5,528		54,979	5,528
Initial cumulative translation balance (Note 3)	(17,757)		—	(17,757)
Translation balance (Note 3)	(22,111)		478,294	(8,522)

Controlling interest	104,520		1,457,803	95,962
Non-controlling interest (Note 3r)	3,892		54,284	8,908

Total stockholder equity	108,412		1,512,087	104,870

Total liabilities and stockholder equity	$952,064	Ps	13,279,008	$1,075,862

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of operations

for the years ended December 31, 2011, 2010 and 2009

(amounts in thousands of US dollars ($) and thousands of (Ps), except shares)

	2011			2010	2009
	(dollars)	(pesos)		(dollars)	(dollars)
Transportation revenues	$269,155	Ps	3,754,066	$305,398	$308,394

Costs and expenses:
Salaries, wages, and employee benefits	63,822		890,164	67,262	79,470
Leases and other rents	49,634		692,275	57,355	67,431
Purchased services	39,128		545,742	43,820	46,082
Fuel, materials, and supplies	26,193		365,329	25,512	30,441
Other costs and expenses	18,708		260,932	18,872	12,961
Depreciation and amortization	51,541		718,873	57,394	42,493

	249,026		3,473,315	270,215	278,878

Income on transportation	20,129		280,751	35,183	29,516

Other expenses - Net (Note 18)	(14,104)		(196,717)	(5,146)	(5,745)

Operating income	6,025		84,034	30,037	23,771

Interest income	3,606		50,295	8,151	7,410
Interest expense	83,806		1,168,893	78,167	95,051
Gain (loss) on exchange - net (Note 19)	93,701		1,306,905	(38,118)	(30,713)

Comprehensive financing cost	13,501		188,307	(108,134)	(118,354)

Income (loss) before taxes	19,526		272,341	(78,097)	(94,583)

Provision for income taxes (Note 20)	(3,304)		(46,083)	(819)	(1,087)

Net income (loss) for the year	$16,222	Ps	226,258	$(78,916)	$(95,670)

Attributable to:
Non-controlling interest	1,009		14,073	1,647	1,380

Grupo TMM, S.A.B. Stockholders	$15,213	Ps	212,185	$(80,563)	$(97,050)

Net earnings (loss) for the year, per share	$0.159	Ps	2.214	$(0.774)	$(1.682)

Weighted average of shares outstanding for the period	102,176		102,176	102,007	56,894

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of comprehensive income (loss)

for the years ended December 31, 2011, 2010 and 2009

(amounts in thousands of dollars ($) and thousands of pesos (Ps), except shares)

	2011			2010	2009
	(dollars)	(pesos)		(dollars)	(pesos)
Net profit (loss) for the year	$16,222	Ps	226,258	$(78,916)	$(95,670)
Other comprehensive income (loss) entries:
Stock repurchase	(99)		797	50	—
Translation balance	(13,589)		(14,892)	1,967	2,823
Provision for employee benefits	(3,999)		(55,770)	(2,961)	678
Revaluation surplus	(271)		(3,780)	91,567	—
Cancellation of dividends (Note 17)	9,622		110,916	—	—
Income tax for other comprehensive profit (loss) results	1,281		17,861	(26,582)	(190)

Other comprehensive results for the year, net of taxes	(7,055)		55,132	64,041	3,311

Comprehensive profit (loss) for the year	$9,167	Ps	281,390	$(14,875)	$(92,359)

Attributable to:
Non-controlling interest	1,009		14,073	1,647	1,380
Grupo TMM, S.A.B. Stockholders	8,158		267,317	(16,522)	(93,739)

	$9,167	Ps	281,390	$(14,875)	$(92,359)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of changes in stockholder equity

Years ended December 31, 2011, 2010 and 2009

(amounts in thousands of US dollars ($) and thousands of pesos (Ps), except number of shares)

	Number of shares issued and outstanding	Common stock	Cumulative (losses) earnings	Capital premium	Initial cumulative translation balance	Subtotal	Non-controlling interest (formerly, Minority Interest)	Total Stockholder Equity
Balances as of December 31, 2008	55,227,037	$114,060	$63,275	$5,528	$(17,757)	$165,106	$6,077	171,183

Capital increase	46,797,404	41,180	—	—	—	41,180	—	41,180
Translation adjustment	—	—	2,823	—	—	2,823	—	2,823
Provision for employee benefits	—	—	488	—	—	488	—	488

Total year expenses recognized directly in capital		—	3,311
Reduction of capital in subsidiaries	—	—	—	—	—		(196)	(196)
Net loss for the year	—	—	(97,050)	—	—	(97,050)	1,380	(95,670)

Comprehensive loss for the year			(93,739)

Balances as of December 31, 2009	102,024,441	155,240	(30,464)	5,528	(17,757)	112,547	7,261	119,808

Repurchase of shares during 2010	(29,800)	(63)	50	—	—	(13)	—	(13)
Revaluation surplus			64,097			64,097		64,097
Translation adjustment	—	—	1,967	—	—	1,967	—	1,967
Provision for employee benefits	—	—	(2,073)	—	—	(2,073)	—	(2,073)

Total year expenses recognized directly in capital			64,041	—	—		—
Net loss for the year	—	—	(80,563)	—	—	(80,563)	1,647	(78,916)

Comprehensive earnings for the year			(16,522)

Balances as of December 31, 2010	101,994,641	155,177	(46,986)	5,528	(17,757)	95,962	8,908	104,870

Sale of shares repurchased during 2011	188,200	400	(99)	—	—	301	—	301
Revaluation surplus	—	—	(190)	—	—	(190)	—	(190)
Translation adjustment	—	—	(13,589)	—	—	(13,589)	—	(13,589)
Provision for employee benefits	—	—	(2,799)	—	—	(2,799)	—	(2,799)
Cancellation of dividends	—	—	9,622	—	—	9,622	—	9,622

Total year expenses recognized directly in capital			(7,055)
Reduction of capital in subsidiaries	—	—	—	—	—		(6,025)	(6,025)
Net earnings for the year	—	—	15,213	—	—	15,213	1,009	16,222

Comprehensive earnings for the year			8,158

Balances as of December 31, 2011	102,182,841	$155,577	$(38,828)	$5,528	$(17,757)	$104,520	$3,892	$108,412

Consolidated statements of changes in stockholder equity

Years ended December 31, 2011, 2010 and 2009

(amounts in thousands of US dollars ($) and thousands of pesos (Ps), except number of shares)

	Number of shares issued and outstanding	Common stock		Cumulative (losses) earnings		Capital premium		Subtotal		Non-controlling interest (formerly, Minority Interest)		Total Stockholder Equity
(Supplemental information)

Balances as of December 31, 2010	101,994,641	Ps	1,200,311	Ps	(67,117)	Ps	54,979	Ps	1,188,173	Ps	110,296	Ps	1,298,469

Sale of shares repurchased during 2011	188,200		2,313		797		—		3,110		—		3,110
Revaluation surplus	—		—		(2,650)		—		(2,650)		—		(2,650)
Translation adjustment	—		—		(14,892)		—		(14,892)		—		(14,892)
Provision for employee benefits	—		—		(39,039)		—		(39,039)		—		(39,039)
Cancellation of dividends	—		—		110,916		—		110,916		—		110,916

Total year expenses recognized directly in capital					55,132
Reduction of capital in subsidiaries	—		—				—		—		(76,589)		(76,589)
Net earnings for the year	—		—		212,185		—		212,185		20,577		232,762

Comprehensive earnings for the year					267,317		—

Balances as of December 31, 2011	102,182,841	Ps	1,202,624	Ps	200,200	Ps	54,979	Ps	1,457,803	Ps	54,284	Ps	1,512,087

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of cash flow

Years ended December 31, 2011, 2010 and 2009

(amounts in thousands of US dollars ($) and thousands of pesos (Ps))

	2011			2010	2009
	(dollars)	(pesos)		(dollars)	(dollars)
Cash flows from operating activities:

Net profit (loss) for the year:	$16,222	Ps	226,258	$(78,916)	$(95,670)
Adjustments to reconcile net loss (profit) to cash provided by operating activities:
Depreciation and amortization	51,541		718,873	57,394	42,493
Other amortizations	11,237		156,729	9,614	8,996
Provision for taxes	3,304		46,083	819	1,087
Gain on sale of properties, machinery, and equipment – net	(498)		(6,946)	(335)	(3,267)
Loss on sale of subsidiary shares	—		—	1,014	—
Impairment of long-lived assets	10,426		145,418	—	3,485
Provision for interests on debt	68,870		960,571	66,148	81,542
Exchange (gain) loss - net	(93,216)		(1,300,139)	37,936	27,392
Changes in assets and liabilities:
Restricted cash	11,654		162,545	11,843	64,314
Accounts receivable	(1,369)		(19,094)	9,959	8,995
Other accounts receivable and related parties	4,190		58,440	10,058	(6,796)
Materials, accessories, and supplies	(745)		(10,391)	(1,019)	(461)
Other current assets	293		4,087	194	841
Other accounts payable and accrued expenses	(23,946)		(333,990)	(40,114)	(6,440)
Other non-current assets	12,449		173,634	8,837	(895)
Employee benefits	1,245		17,365	2,636	(1,354)

Total adjustments	55,435		773,185	174,984	219,932

Cash provided by operating activities	71,657		999,443	96,068	124,262

Cash flows from investment activities:
Sale of properties, machinery, and equipment	3,823		53,322	5,313	15,784
Acquisition of properties, machinery, and equipment	(15,376)		(214,459)	(32,123)	(73,456)
Sale (purchase) of shares in subsidiaries	—		—	—	(202)
Sale of associate companies	—		—	4,062	—
Reduction of capital in subsidiaries	(6,025)		(84,034)	—	—

Cash used in investment activities	(17,578)		(245,171)	(22,748)	(57,874)

Cash flows from financing activities:
Proceeds from financial debt	(90,226)		(1,258,436)	982	(35,585)
Cash proceeds from obligations from the sale of receivables - net	(11,902)		(166,004)	(8,787)	(56,388)
Dividends from unconsolidated associates	—		—	—	643
Purchase of capital stock	97		1,353	(13)	—

Cash used in financing activities	(102,031)		(1,423,087)	(7,818)	(91,330)

Effect on cash from currency fluctuation	(5,590)		(77,967)	4,416	5,053

Net (decrease) increase in cash and equivalents	(53,542)		(746,782)	69,918	(19,889)
Cash and cash equivalents at year start	89,936		1,254,391	20,018	39,907

Cash and cash equivalents at year end	$36,394	Ps	507,609	$89,936	$20,018

Supplemental cash disclosures:
Interest paid	$74,108	Ps	1,033,629	$29,754	$53,192

Income tax and corporate flat tax paid	$1,025	Ps	14,296	$1,049	$3,343

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements

As of December 31, 2011, 2010 and 2009

(Amounts expressed in thousands of US dollars, except shares)

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

Grupo TMM’s head office is located at Avenida de la Cúspide N° 4755, Colonia Parques del Pedregal, Delegación Tlalpan, C. P. 14010, México, D. F.

As of December 31, 2011 and 2010, Grupo TMM holds the percentage of equity interest indicated in the following companies:

	2011	2010
Servicios Corporativos TMM, S.A. de C.V.	a)	a)
Inmobiliaria TMM, S.A. de C.V. y subsidiarias	100%	100%
Operadora Marítima TMM, S.A. de C.V.	100%	100%
Transportación Marítima Mexicana, S.A. de C.V. y subsidiarias	100%	100%
TMM Logistics, S.A. de C.V.	100%	100%
Operadora Portuaria de Tuxpan, S.A. de C.V.	100%	100%
Terminal Marítima de Tuxpan, S.A. de C.V.	100%	100%
Transportes Líquidos Mexicanos, LTD	100%	100%
Personal Marítimo, S.A. de C.V.	100%	100%
TMM Agencias, S.A. de C.V.	100%	100%
Servicios de Logística de México, S.A. de C.V.	100%	100%
Servicios en Operaciones Logísticas, S.A. de C.V.	100%	100%
Lacto Comercial Organizada, S.A. de C.V.	100%	100%
Marmex Marine Mexico, Inc. y subsidiaria	100%	100%
Autotransportación y Distribución Logística, S.A. de C.V.	100%	100%
Almacenadora de Depósito Moderno, S. A. de C. V.	100%	100%
Repcorp, S.A. de C.V. y subsidiaria	100%	100%
TMM Parcel Tankers, S.A. de C.V.	100%	100%
TMM División Marítima, S.A. de C.V.	100%	100%
TMM Remolcadores, S.A. de C.V.	100%	100%
Inmobiliaria Ikusi, S.A.P.I. de C.V.	100%	100%
Ficorsa Corporate Services, S.A.P.I. de C.V.	100%	100%
Sedirsa Promotora, S.A. de C.V.	100%	100%
Trasatlántica Marítima de México, S.A.P.I. de C.V.	c) 100%	—
Promotora Satuiza, S.A. de C.V.	b) 99%	100%
Promotora Satco, S.A. de C.V.	100%	100%
TMM New Proyects, S.A. de C.V.	100%	100%
Administración Portuaria Integral de Acapulco, S.A. de C.V.	51%	51%
Servicios Administrativos API Acapulco, S.A. de C.V.	51%	51%
Comercializadora y Distribuidora Milgret, S.A.P.I. de C.V.	99%	99%
Nicte Inmobiliaria, S.A.P.I. de C.V	99%	99%
Proserpec Servicios Administrativos, S.A.P.I. de C.V.	99%	99%
Servicios Directivos Sedise, S.A.P.I. de C.V.	99%	99%

a)	On June 30, 2010, Servicios Corporativos TMM, S.A. de C.V. merged with TMM Agencias, S.A. de C.V., the latter being the surviving entity.
b)	On November 22, 2011, one share in Promotora Satuiza, S.A.P.I. de C.V., was sold to an unrelated party.
c)	On May 12, 2011, Trasatlántica Marítima de México, S.A.P.I. de C.V. was established to provide all class of maritime, waterway, and lake transportation services on the water routes.

d)	On April 20, 2010, Grupo TMM sold its shareholdings in the associate companies that comprised Grupo Seglo (Seglo, S.A. de C.V., Seglo Mexicana, S.A. de C.V., Procesos Operativos de Materiales, S.A. de C.V., Seglo Operaciones Logísticas, S.A. de C.V., and Seglo Servicios Especializados, S.A. de C.V.) to its partner for $4.8 million (60 million pesos).

2	Changes in accounting policies:

Adoption of Improvements to the 2010 IFRS’s

The 2010 Improvements to the International Financial Reporting Standards (IFRS) published by the International Accounting Standards Board (IASB) consider various minor changes to a series of IFRS. The only relevant modification for Grupo TMM concerns IAS 1 Presentation of Financial Statements. Grupo TMM has already presented the reconciliations for each component of other comprehensive balances in the consolidated statement of changes in stockholder equity. Consequently, the comparative figures for the previous year have been reclassified.

Standards, modifications, and interpretations for existing standards that are not yet effective and have not been adopted early by Grupo TMM

At the date of authorization of these consolidated financial statements, certain new standards, modifications, and interpretations for the existing standards have been published by the IASB but are not yet effective, and have not been adopted early by Grupo TMM.

Management anticipates that all of the relevant pronouncements will be adopted into Grupo TMM’s accounting policies for the first period beginning after the effective date of the pronouncement. Information on new standards, modifications, and interpretations that are expected to be relevant to Grupo TMM’s financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s consolidated financial statements.

IFRS 9 Financial Instruments (IFRS 9)

The objective of the IASB is to replace International Accounting Standards (IAS) 39, Financial Instruments: Recognition and Measurement. IFRS 9 is being released in stages. To date, the chapters that discuss the recognition, classification, measuring, and disposal of financial assets and liabilities have been issued. These chapters are applicable for years starting January 1, 2012. The chapters on the methodology for impairment and hedge accounting are still being developed.

Grupo TMM Management has not yet considered the impact of this new standard on the consolidated financial statements for Grupo TMM. However, the Company does not expect to implement IFRS 9 until all its chapters have been released and the full impact of all the changes made can be evaluated.

Consolidation Standards

A package of consolidation standards is applicable for years starting on or after January 11, 2013. The information for these new standards is presented following. Grupo TMM Management has not yet considered the impact of these new revised standards on the consolidated financial statements of Grupo TMM.

IFRS 10 Consolidated Financial Statements (IFRS 10)

IFRS 10 replaces IAS 27 Consolidated and Separate Financial Statements (IAS 27) and SIC 12 Consolidation- SpecialPurpose Entities. The definition of control was revised together with a guide for identifying interest in a subsidiary. However, the requisites and the mechanic for the consolidation and accounting of non-controlling interests and changes in control remain the same.

IFRS 11 Joint Arrangements (IFRS 11)

IFRS 11 replaces IAS 31 Interests in Joint Ventures. It more closely aligns the accounting of investors with the rights and obligations of the joint venture. In addition, the option of the IAS 31 to use proportionate consolidation for joint ventures has been eliminated. IFRS 11 now requires the use of the participation method, which is currently used for investments in associates.

IFRS 12 Disclosure of interests in other entities (IFRS 12)

IFRS 12 contains, and makes consistent, the disclosure requirements for the different types of investments, including unconsolidated structured entities. It incorporates new disclosure requirements for the risks to which an entity is exposed in terms of its interest in structured entities.

Changes made to IAS 27 and IAS 28 Investments in associates and joint ventures

IAS 27 is now only concerned with individual financial statements. IAS 28 incorporates investments in joint ventures under its scope. However, the methodology of the participation method of IAS 28 remains unchanged.

IFRS 13 Fair Value Measurement

IFRS 13 does not affect the entries required to be considered at fair value, but it does clarify the definition of fair value and provides a guide and improved disclosures regarding the measuring of fair value. This IFRS applies to years starting on or after January 1, 2013. Grupo TMM Management has not yet considered the impact of this new standard.

Changes to IAS 1 Presentation of financial statements

The changes made to IAS 1 require an entity to present a group of entries in other comprehensive balances where, according to other IFRS’s: (a) these will not be reclassified subsequent to the profit or loss, and (b) these will be reclassified subsequent to the profit or loss when certain conditions are met. These changes are applicable to years starting on or after July 1, 2012.

Grupo TMM Management expects this to change the current presentation of the entries for other comprehensive balances; however the measuring or recognition of these entries will not be affected.

Changes to IAS 19 Employee Benefits

The changes made to IAS 19 include a series of specific improvements to the Standard. The most significant refers to defined benefit plans. These changes:

•	eliminated the “corridor method”, requiring entities to recognize all profits and losses incurred for the period reported

•	standardized the reporting of changes in plan assets and liabilities

•	increased the disclosure requirements, including information on the characteristics of the defined benefit plans and the risks to which the entities are exposed through participation in these.

The revised version of IAS 19 applies for years starting on or after January 1, 2013. Grupo TMM Management has not yet considered the impact of this new revised Standard on the consolidated financial statements of Grupo TMM.

3	Summary of significant accounting policies:

Grupo TMM and its subsidiaries prepare their consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and these are expressed in US dollars, the Company’s primary operating currency and in which a significant portion of the Company’s assets and liabilities arose and/or are listed.

The Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”) approved this method in 1985. The initial effect of conversion to the US dollar is shown as a debit of $17,757 in the accompanying statement of changes in stockholder equity.

In addition, under the CNBV authorization mentioned previously, the consolidated statement of financial position, and corresponding statements of operations, comprehensive profit (loss), changes in stockholder equity, and cash flows report supplemental information in Mexican pesos. This supplemental information is obtained by converting the dollar amount reported in the basic financial statements into Mexican pesos, applying the exchange rate corresponding at year close. Equity capital, the premium on convertible obligations, the statutory reserve, and accrued earnings are exempt from this and are expressed in “historic pesos”, adding a line titled “Translation”, which represents the difference between “historic pesos” and the conversion of dollars to Mexican pesos at the closing exchange rate.

These consolidated financial statements were approved by the Company Board of Directors on February 29, 2012.

The most significant accounting policies are summarized following:

a	Consolidation -

The consolidated financial statements include the accounts of Grupo TMM and those of its subsidiaries. The balances and transactions with subsidiary companies have been eliminated for the purposes of consolidation. Grupo TMM consolidates the companies in which it holds 51% or more direct or indirect interest and/or has control. In the case of jointly controlled investments, Grupo TMM recognizes its interest by proportional consolidation. All subsidiaries are reported as of December 31, 2011.

Subsidiaries

The Subsidiaries are all entities over which Grupo TMM has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. These subsidiaries, accordingly, would be de-consolidated from the date that control by Grupo TMM ceases.

The cost of an acquisition is measured as the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed on the date of exchange, plus the costs directly attributed to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values on the acquisition date, irrespective of the extent of any non-controlling interest.

All intercompany transactions, balances and unrealized gains on transactions between Grupo TMM’s companies are eliminated upon consolidation. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been adjusted where necessary to ensure consistency with the policies adopted by Grupo TMM.

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

b	Translation -

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

Monetary assets and liabilities denominated in Mexican pesos are translated into US dollars using current exchange rates. The difference between the exchange rate on the date of the transaction and the exchange rate on the settlement date, or if not settled the date of the statement of financial position, is included in the income statement as a foreign exchange gain/loss. Non-monetary assets or liabilities originally denominated in Mexican pesos are translated into US dollars using the historical exchange rate at the date of the transaction. Capital stock and non-controlling interest transactions are translated at historical rates. Results of operations are mainly translated at the monthly average exchange rates. Depreciation and amortization of non-monetary assets are translated at the historical exchange rate.

c	Cash and cash equivalents -

Cash equivalents are all investments made with an original maturity of less than three months and are stated at cost plus interest earned.

d	Restricted cash -

Restricted cash represents the amount required to guarantee payments according to the obligations arising from the debt agreements on the acquisition of vessels and from the sale of receivables and trust certificates (See Notes 13 and 14).

e	Accounts receivable -

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

f	Materials and supplies -

Materials and supplies, consisting mainly of fuel and items for maintenance of property and equipment, are valued at the lower of the average cost and the net realizable value.

g	Concession rights -

Concession rights correspond to payments made for the rights to operate the assets under concession, which are stated at cost and are amortized over the terms specified in the agreements.

h	Properties, machinery, and equipment, net -

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

In December 2010, the Company adopted the revaluation model for one class of its assets (Properties) in accordance with IAS 16, recognizing a surplus from revaluation in the fixed assets; this surplus was calculated subtracting the book value from the appraisal value provided by independent appraisers. The increase in value from the revaluation was recognized directly in the stockholder equity as “Revaluation surplus”, this item is not susceptible to distribution until the Company releases the asset. A new valuation of these properties was deemed unnecessary for 2011.

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

i	Prepaid expenses -

Prepaid expenses represent advance payments made for future services and are amortized in the period when these services are received.

j	Goodwill -

Goodwill represents the excess of the acquisition cost in a business combination over the fair value of the Grupo TMM’s share of the identifiable net assets acquired. Goodwill is carried at cost less accumulated impairment losses. Negative goodwill is recognized immediately after acquisition in the statement of operations.

k	Income tax and corporate flat tax, prepaid or deferred -

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements. Currently enacted or substantively enacted tax rates are used in the determination of deferred income tax.

Corporate Flat Tax or IETU is a tax that co-exists with Income Tax, therefore, the Company developed projections based on reasonable, reliable assumptions properly supported, which represent Management’s best estimate where it has identified that the expected trend is essentially that Income Tax will be incurred by Grupo TMM in future years. Accordingly, only deferred Income Tax has been recognized.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit against which the temporary differences can be utilized will be available (see Note 20).

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

l	Employee statutory profit sharing -

The Company determines the employees’ statutory profit sharing at the rate of 10% on taxable income, adjusted as provided for by the Income Tax law. The employee profit sharing liability for the years 2011, 2010 and 2009, is $61, $51, and $139, respectively, among certain Grupo TMM subsidiaries.

m	Loans -

Loans are recognized initially as the proceeds received, net of transaction costs incurred. Loans are subsequently stated at amortized cost using the effective yield method; any difference between proceeds (net of the minimum transaction costs) and the redemption value is recognized in the consolidated statement of operations over the period of the loans.

n	Labor obligations -

Seniority premiums, to which employees are entitled after 15 years of service and after having retired at the age of 60, and retirement plan benefits obligations, are expensed in the years in which the services are rendered (see Note 22).

Other compensation based on length of service to which employees may be entitled to in the event of dismissal, in accordance with the Federal Labor Law, are provided for based on an actuarial computation, in accordance with IAS 19 “Employee Benefits”.

o	Revenue and cost recognition -

Revenues

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

Revenues associated with ground transportation services and other non-maritime transactions are recognized at the time the services are rendered.

Costs and expenses

The costs and expenses for ground transportation and also those related to other maritime operations are recognized when the services are rendered.

Interest income and expense are reported as accrued using the effective interest method.

p	Impairment of intangible assets and long-lived assets -

The Company reviews the carrying value of intangible assets and long-lived assets annually and impairments are recognized whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the assets exceeds its recoverable amount, which is the higher of an asset’s net selling price and its value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable discounted cash flows. As of December 31, 2011 losses for impairment were determined for a vessel, and also the goodwill for a business as the recoverable values for the long-lived assets were lower than their book values.

q	Leases -

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

Leases where the lesser retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases are charged to the statement of operations as they become due over the period of the lease.

r	Non-controlling interest -

Represents the percentage of third party interest in the subsidiaries of Grupo TMM.

s	Segments -

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

t	Non-current assets held for sale and discontinued operations -

Non-current assets are classified as assets held for sale and stated at the lower of: a) carrying amount just prior to classification as available for sale, and b) fair value less costs to sell.

u	Use of estimates -

The preparation of the consolidated financial statements requires management to make estimates and assumptions that could affect the reported amounts for assets and liabilities at the statement of financial position date, as well as income or loss for the period. Actual results may differ from these estimates.

v	Equity capital and reserves -

Common shares are classified as equity. Grupo TMM does not have other equity instruments in addition to its common stock.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options, or for the acquisition of a business, are included in the cost of acquisition as part of the purchase consideration.

The surplus from revaluation within the capital includes gains from the revaluation of properties, machinery, and equipment. The variances in the conversion of foreign currency resulting from the conversion of entities whose operating currency is not the operating currency of the Company are reported in the translation balance.

w	Obligations from the sale of receivables and trust certificates

The Company has entered into factoring agreements for the sale of present and future receivables. Proceeds are received when an agreement is made to issue trust certificates based on a pool of collections of receivables that generate certain encumbrances for the Company, which are in turn applied on a scheduled basis as payments of principal and interest. Collection is held by the designated trust and cash amounts exceeding scheduled payments are reimbursed to the Company (see Notes 13 and 14).

x	Provisions, contingent liabilities, and contingent assets -

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

Possible inflows of economic benefits to Grupo TMM that do not yet meet the recognition criteria of an asset are considered contingent assets.

4	Going concern:

The accompanying consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards, which consider the continuation of the Company as a going concern. The Company has sustained net losses in 2010 and 2009, principally as a result of its comprehensive financing cost. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

During 2011 and 2010, Management completed additional steps to improve its operating and financial results, which helped to improve its operating and financial balances, which are considered sufficient in the medium term to ensure the continued operation of the Company, steps such as the following: a) the acquisition program for a new fleet of ships has been completed, b) the administrative expenses are unchanged, c) the three tranches of Trust Certificates for $10.500 billion pesos were consolidated into one (20 year term and with no resources for the Company, mentioning that the majority of the Company’s revenues are generated in dollars) (see Note 14), paying off the Natixis loan, d) the DVB Bank America loan was restructured in 2011 with better conditions, which will reduce the Company’s financial expenses, and e) the balance on the Obligations from the sale of receivables was prepaid to Deutsche Bank in 2011 in full.

Also, the Company has made prompt payment on capital and interests related to the Trust Certificate tranche.

The maritime business has improved in its performance in recent years, becoming more efficient with the same level of income, consolidating as the most profitable business for Grupo TMM.

In addition, Management continues to work on the implementation of the five year growth plan, which includes the following projects:

Short term -

On January 30, 2012, a shipyard was acquired at the port of Tampico for US $5.5 million. This shipyard repairs vessels and has two floating dry-docks with a capacity of 3,000 metric tons. In the long term, the Company expects to have the capacity to be able to build vessels at these facilities. This operation is forecast to generate an annual EBITDA of approximately US $2.1 million and a margin of 32% in its first year of operation. In addition, Company Management expects to have 30 dry-docks per year, 37% of which will be for its own fleet, resulting in savings in vessel maintenance and repair costs.

Also, Company management has plans to disincorporation certain businesses where results have not been as expected. When these actions have been completed, the Company’s operating balance is expected to improve so as to focus on profitable businesses.

Medium term -

The Company plans to develop a container terminal and a liquids terminal the port of Tuxpan, Veracruz. The container terminal will offer service to the growing demand in the Gulf of Mexico, taking advantage of the growth of the Mexican market. The objective of the liquids terminal will be to manage both current imports and also the expected increase in the importation of gasoline and diesel, through the construction of a pipeline and a mooring position.

Increase the Grupo TMM’s fleet of supplier ships with specialized vessels, to face the growing demand for deep water exploration in Mexico.

The success of the implementation of these projects in the medium term will allow Grupo TMM to grow with high performing assets and operations, significantly improving the capital structure of the Company and increasing value for its stockholders. The implementation of these medium term projects will be funded with a combination of capital and debt.

5	Taxes receivable:

Taxes receivable as of December 31, 2011 and 2010 are summarized as follows:

	2011	2010
Income and Value Added Tax	$2,382	$5,993
Asset Tax	156	449
Corporate Flat Tax	142	280
Special tax on production and services	3	41
Other	61	12

	$2,744	$6,775

6	Other accounts receivable:

Other accounts receivable as of December 31, 2011 and 2010 are summarized as follows:

	2011	2010
Services for port, maritime, and other operations	$7,541	$6,597
Insurance claims	1,570	2,650
Employees	2,476	2,852
Other	3,225	1,588

	$14,812	$13,687

7	Other current assets:

Other current assets as of December 31, 2011 and 2010 are summarized as follows:

	2011	2010
Prepaid expenses	$464	$593
Fleet insurance	557	643
Prepaid insurance premiums	205	283

	$1,226	$1,519

8	Concession rights:

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

Therefore the concession rights and the partial rights concessions provide for rights in favour of the Federal Government (see Note 24a).

The Company has met compliance with its obligation to maintain the concessioner’s facilities in good condition.

The concession rights as of December 31, 2011 and 2010 are summarized as follows:

	2011	2010	Years left to amortize
Administración Portuaria Integral de Acapulco (1)	$6,783	$6,783	10
Transportación Marítima Mexicana (2)	2,170	2,170	—

	8,953	8,953
Accumulated amortization	(6,376)	(6,104)

Concession rights - net	$2,577	$2,849

The amortization of the concession rights was $271 for the years ended December 31, 2011 and 2010.

(1)	Concession expires June 2021.
(2)	Concession expires January 2015. In January 2007, the total value of this concession has been fully amortized.

9	Property, machinery, and equipment, net:

Property, machinery, and equipment as of December 31, 2011 and 2010 are summarized as follows:

	2011
	Net balances at year start	Additions	Disposals	Transfers and others	Depreciation / impairment		Net balances at year end	Estimate useful life (years)
Vessels	$576,568	$189	$—	$4,214	$33,598	(1)	$547,373	25
Dry-docks:
Major vessel repairs	5,811	4,919	—	(6)	4,754		5,970	2.5
Building and facilities	15,895	52	52	2,825	916		17,804	20 & 25
Warehousing equipment	914	—	—	(60)	257		597	10
Computer equipment	600	59	—	2	331		330	3 & 4
Terminal equipment	738	44	—	89	242		629	10
Ground transportation equipment	26,638	51	2,024	(2,275)	3,480		18,910	4.5 & 10
Other equipment	1,089	26	12	77	201		979

	628,253	5,340	2,088	4,866	43,779		592,592
Lands	106,866	—	312	(7,866)	—		98,688
Constructions in progress	26,523	10,036	—	(9,959)	—		26,600

	$761,642	$15,376	$2,400	$(12,959)	$43,779		$717,880

	2010
Vessels	$511,691	$2,588	$106	$95,282		$32,887	$576,568	25
Dry-docks:
Major vessel repairs	6,327	7,342	—	540		8,398	5,811	2.5
Buildings and facilities	10,964	—	686	6,767	(2)	1,150	15,895	20 & 25
Warehousing equipment	1,094	58	—	18		256	914	10
Computer equipment	865	96	—	147		508	600	3 & 4
Terminal equipment	885	65	34	92		270	738	10
Ground transportation equipment	27,308	2,922	2,370	2,381		3,603	26,638	4.5 & 10
Other equipment	1,179	91	—	59		240	1,089

	560,313	13,162	3,196	105,286		47,312	628,253
Land	22,086	—	1,738	86,518	(2)	—	106,866
Constructions in progress	106,029	18,961	—	(98,467)		—	26,523

	$688,428	$32,123	$4,934	$93,337		$47,312	$761,642

The accumulated depreciation on property, machinery, and equipment as of December 31, 2011 and 2010 is $211.9 million and $183.1 million, respectively.

(1)	The Company assessed impairment of $901 for the Vessel Tula.
(2)	In 2010 the Company adopted the revaluation method for one class of its assets (properties) in accordance with IAS 16, recognizing a Revaluation Surplus in the fixed assets as follows: Land for $88.9 million, Buildings and facilities for $4.7 million, and Constructions in progress for $(0.2) million, giving a total of $93.4 million (see Note 3h). There were not situations occurring in 2011 that would alter the fair value of the assets, therefore the Company deemed a new valuation unnecessary.

As of December 31, 2011, 24 offshore vessels, 5 tanker vessels, and 5 tugboats are securing the issue of Trust Certificates. In addition, there are 10 properties, including the “La Moderna” property securing the Bancomext loan. Also, 39 tractor-trailers are securing the financing received from DC Automotriz Servicios.

10	Prepaid expenses and others:

Prepaid expenses as of December 31, 2011 and 2010 are summarized as follows:

	2011	2010
Prepaid expenses	$4,472	$4,784
Other share investments (1)	2,287	2,057
Security deposits	660	776

	$7,419	$7,617

(1)	Corresponds to investments in Companies where the Company does not have a significant influence or voting rights.

11	Intangible assets:

Intangible assets as of December 31, 2011 and 2010 are summarized as follows:

	2011
	Net balances at year start	Additions	Disposals	Transfers and others	Amortization / impairment	Net balances at year end	Estimated useful life
Software	$101	$228	$—	$314	$308	$335	3 & 5
Goodwill (ADEMSA) (1)	10,425	—	—	—	10,425	—
Trademarks (2)	9,000	—	—	—	—	9,000
Non-competition rights (3)	4,120	—	—	—	2,060	2,060	5

	$23,646	$228	$—	$314	$12,793	$11,395

	2010
Software	$108	$46	$—	$37	$90	$101	3 & 5
Goodwill (ADEMSA) (1)	10,425	—	—	—	—	10,425
Trademarks (2)	9,000	—	—	—	—	9,000
Non-competition rights (3)	6,180	—	—	—	2,060	4,120	5

	$25,713	$46	$—	$37	$2,150	$23,646

(1)	The goodwill arises from the purchase of Almacenadora de Depósito Moderno, S.A. de C.V., (“ADEMSA”). The value of the intangible asset for customer relations could not be reasonably estimated; therefore it is included in the value for this goodwill.
(2)	On December 31, 2004, Grupo TMM acquired the Marmex trademark rights from its former partner Seacor Marine International, LLC, for the amount of $9,000, which was presented as an item deducting the non-controlling interest amount. Grupo TMM acquired such non-controlling interest and therefore the trademark rights are now classified within intangible assets.
(3)	A stockholder with significant influence in the business decision making of Grupo TMM decided to sell her interest. In view that this individual also had knowledge of business plans, market condition, as well as relationships with customers and vendors of Grupo TMM, the Board of Directors approved the Company on November 20, 2007, to enter into a non competition agreement for a 5 year period with this individual; this agreement provides for a penalty of $14.3 million in the event of non-compliance.

The “ADEMSA” goodwill, the non-competition rights, and the Marmex trademark are subject to an annual impairment assessment in accordance with IAS 36. For the year 2011, on an adjustment for “ADEMSA” was determined as the value in use was lower than the book value. (See Note 24b V).

The Company decided to register impairment loss of goodwill following the annual impairment testing in accordance with the International Accounting Standard 36 “Impairment of Assets” (IAS 36) performed in 2011.

The Management determined the recoverable amount of the goodwill on the basis of value in use, which is measured by the present value of the future cash flows from the cash generating unit in which the goodwill has been identified (“ADEMSA”). Following the cash flow computation guidelines in IAS 36, the Management measured the expected future cash flows on the basis of earnings before interest, tax, depreciation and amortization (EBITDA). The projection covered a five year horizon, which is consistent with economic live of the dominant tangible asset identified in the cash generating unit. The Management based the estimation of the future cash flows on reasonable assumptions, considering the decrease of the cash generating capability of “ADEMSA” due to unexpected events during 2011, and its historic cost structure.

In order to estimate the value in use, the Company is required to determine a proper discount rate which should reflect the investors’ expected return, based on the risk level of the cash generating unit.

ADEMSA has no interest bearing debt, the only source of capital that was taken into account in the discount rate computation was the return required by the shareholders. The cost of equity (i.e. the proper discount rate) was determined through the Capital Asset Pricing Model (CAPM), which is a return generating model that estimates an asset´s expected return as a function of the risk free rate, the asset´s specific risk (i.e. beta coefficient) and the market risk premium. On the impairment testing date, the discount rate was determined to be 11.77%.

12	Financing:

The total debt as of December 31, 2011 and 2010 is summarized as follows:

	2011	2010
Short term debt:
DVB Bank America (1)	$2,825	$4,167
DEG-Deutsche Investition (3)	1,700	1,700
DC Automotriz Servicios (2)	1,305	998
Autofin México (6)	1,157	5,593
Pure Leasing (4)	612	423
Logra Financiamientos (7)	483	—
INPIASA (8)	173	—
Interest payable	9,097	11,086
Transaction costs	(162)	(295)

	$17,190	$23,672

Long term debt:
Trust Certificates
(CBF) (See note 14)	$675,933	$775,536
DVB Bank America (1)	24,623	27,486
Bancomext, S.N.C. (5)	14,608	17,743
DC Automotriz Servicios (2)	5,579	7,627
Investors (9)	5,121	—
Autofin México (6)	4,322	2,024
DEG-Deutsche Investition (3)	3,400	5,100
INPIASA (8)	1,023	—
Pure Leasing (4)	702	1,092

	$735,311	$836,608

(1)	In 2007, Grupo TMM Grupo TMM entered into two lines of credit in dollars with DVB Bank to acquire two chemical vessels (Maya and Omega). The first, with a loan facility for US$25.0 million (approximately $348.7 million pesos), with an average interest rate of 7.42%, the senior note with a fixed rate of 6.88%, and the junior note with a fix rate of 11.365%. The second vessel loan facility for the amount of US$27.5 million (approximately $383.6 million pesos), with an average interest rate of 7.78%, the senior note with a fixed rate of 7.21%, and the junior note with a fixed interest rate of 11.7025%.

Both loans are payable in monthly instalments of principal and interest, maturing May 25, 2017, and June 19, 2017, respectively. Both facilities were contracted through the subsidiary TMM Parcel Tankers.

The Company began negotiations with the bank early in 2010 to improve the amortization profile for these loans, and also to reduce the effective rate. On March 30, 2011, the restructuring with DVB Bank was finalized with the signing of two new loans, which were opened April 4, 2011. The first is a “bridge” loan for US$3.5 million (approximately $48.8 million pesos) with draws during the first twenty-four months, and monthly payments on principal starting month twenty-five, quarterly payments of interest at and AIR rate (bank available funds interbank rate) plus four hundred basis points, maturing June 2017.

This line of credit will reduce payment on the senior notes by US$150,000 (approximately $2.1 million pesos) during the first eighteen months, and US$133,000 (approximately $1.8 million pesos) during the following six months.

The second is a loan for US$4.0 million (approximately $55.8 million pesos) that was used, together with Company cash, to prepay all the junior notes mentioned previous; this is a single draw loan with payment on principal due June 2017 and quarterly interest payments at an AIR rate (bank available funds interbank rate) plus four hundred basis points.

(2)	This loan is comprised of different contracts made with DC Automotriz Servicios as follows:

a.	On July 19, 2007, the Company entered into a loan facility in Mexican pesos as part of the Forced Assignment of Rights Agreement entered into with DC Automotriz Servicios S. de R.L. de C.V. (now Daimler Financial Services México, S. de R.L. de C.V. “Daimler”) for the acquisition of automotive transportation assets for approximately US$8.9 million ($123.7 million pesos ) at a variable rate of the 91-day TIIE rate plus 200 basis points, through its subsidiary Lacto Comercial Organizada, S.A. de C.V. (“Lacorsa”). Payment of which is made through 84 consecutive monthly payments on the principal plus interests on outstanding balances, commencing January 2008 and maturing in December 2014.

A debt recognition and restructure agreement was signed on this loan on December 1, 2010, for $96.7 million pesos (approximately US$7.8 million) at a variable rate of the 28-day TIIE plus 3.5 percentage points, through Lacorsa. Payment for which is made on 72 consecutive monthly payments on the principal plus interests on outstanding balances starting January 1, 2011 and maturing in December 2016.

b.	On June 4, 2008, the Company entered in a loan facility in Mexican pesos with “Daimler” for the acquisition of 31 transportation units for approximately US$1.4 million ($19.8 million pesos) at a fixed rate of 12.85%, through its subsidiary Lacorsa; payment for which is made on 60 consecutive monthly payments on the principal plus interests on outstanding balances, maturing in June 2013.

On September 26, 2008, the Company entered into a loan facility in Mexican pesos with “Daimler” for the acquisition of 8 transportation units for approximately US$0.4 million ($5.2 million pesos) at a fixed rate of 13.56%, through its subsidiary Lacorsa; payment for which is made on 60 consecutive monthly payments on the principal plus interests on outstanding balances, maturing in September 2013.

In June 2010, the both loans were restructured into a single loan for approximately US$1.6 million ($21.7 million pesos) at a fixed rate of 14.8%, through its subsidiary Lacorsa; payment for which is made on 60 consecutive monthly payments on the principal plus interests on outstanding balances, maturing in May 2015.

(3)	On January 11, 2008, Grupo TMM entered into a loan facility listed in dollars to refinance the purchase of “ADEMSA” for US$8.5 million (approximately $118.6 million pesos), at a fixed rate of 8.01%, payment on which is to be made in 14 consecutive semi-annual payments on principal plus interests on outstanding balances, with a two year grace period on the principal and maturing in July 2014.
(4)	In September 2009, the Company secured with Pure Leasing, S.A. de C.V. through its subsidiary TMM Logistics, S.A. de C.V., a line of credit in Mexican pesos for working capital and/or current accounts for approximately US$1.9 million ($26.2 million pesos) at a fixed rate of 14.25% with monthly payments on principal and interest on outstanding balances, maturing in September 2014.
(5)	In June 2009, the Company secured with Banco Nacional de Comercio Exterior, S.N.C., Institución de Banca de Desarrollo, through its subsidiary TMM División Marítima, S.A. de C.V., a mortgage secured simple line of credit in dollars for working capital for US$25.0 million (approximately $348.7 million pesos) at a variable rate, maturing in June 2015, monthly interest payments on outstanding balances and principal at maturity, drawing both dollars and pesos with the possibility of making prepayments on principal without penalty.

In July 2009, a first draw was made on the line of credit for US $6.9 million (approximately $96.2 million pesos) at a variable rate of the 30-day Libor plus 600 basis points, with monthly interest payments. On July 30, 2010, the principal balance was prepaid in full on this draw and interests.

In November 2009, a second draw was made on the line of credit for approximately US $9.5 million ($132.9 million pesos) at a variable rate of the 28-day TIIE plus 400 basis points, with monthly interest payments. As of December 31, 2011, the effective rate for this draw on the line of credit was 8.7975% with an outstanding balance of $1.3 million (approximately $18.4 million pesos).

In December 2009, a third draw was made on the line of credit for approximately US$0.9 million ($11.9 million pesos) at a variable rate of the 28-day TIIE plus 400 basis points, with monthly interest payments. As of December 31, 2011, the effective rate for this draw on the line of credit was 8.8850% with an outstanding balance of approximately $0.9 million ($11.9 million pesos).

In November 2010, the Company secured with Banco Nacional de Comercio Exterior, S.N.C., Institución de Banca de Desarrollo, through its subsidiary TMM División Marítima, S.A. de C.V., a new line of credit in US dollars for working capital for US$15.0 million (approximately $209.2 million pesos), at a variable rate, maturing in June 2015, with monthly interest payments on outstanding balances and principal on maturity, with the possibility of making prepayments without penalty. The balance on both lines of credit, together, cannot exceed US $25.0 million, or the equivalent in Mexican pesos.

In November 2010, a first draw was made on the new line of credit for approximately US$9.2 million ($115.0 million pesos) at a variable rate of the 28-day TIIE plus 425 basis points, with monthly interest payments. As of December 31, 2011, the effective rate on this draw on the line of credit was 9.0475% with an outstanding balance of approximately US$8.2 million ($115.0 million pesos).

In October 2011, the Company made a second draw on the new line of credit for approximately US $4.7 million ($65.6 million pesos) at a variable rate of the 28-day TIIE plus 425 basis points, with monthly interest payments. The effective rate for this draw on the line of credit as of December 31, 2011 was 9.0475% with an outstanding balance of approximately US$4.7 million ($65.6 million pesos).

(6)	In July 2010, the Company secured with Banco Autofin México S.A. Institución de Banca Múltiple (“BAM”), through its subsidiary Proserpec Servicios Administrativos, S.A.P.I. de C.V., a line of credit in Mexican pesos for working capital and treasury obligations for approximately US $7.2 million ($100.0 million pesos), at a variable rate of the 28-day TIIE plus 4.5 points, secured with fixed assets and the assignment of collection rights on contracts with some clients; payment for which is made on 24 consecutive monthly payments on the principal plus interest on outstanding balances, starting July 2010 and maturing in June 2012. On September 30, 2011, using the same line of credit, the balance on the principal for this draw and interests was prepaid in full.

In September 2011 and to strengthen the agricultural activities of “ADEMSA” (See Note 24b V), the Company decided to take advantage of the line of credit held by Proserpec Servicios Administrativos, S.A.P.I. de C.V. with BAM, to secure a loan for approximately US $3.1 million ($42.9 million pesos). This amount will be recognized as a capital contribution in the company Comercializadora de Valle Hermoso, S.A. de C.V. (“COVAHESA”).

Therefore, considering the prepayment and this new draw on the line of credit, on September 30, 2011 the loans were combined into one for approximately US $5.8 million ($80.4 million pesos) at a variable rate of the 28-day TIIE plus 500 basis points, with monthly payments on principal and interests, and maturing September 2016. The effective rate on this draw on the line of credit as of December 31, 2011 was 9.8000% with an outstanding balance of approximately US $5.5 million ($76.4 million pesos).

(7)	In November 2011, the Company decided to secure a line of credit to strength the agricultural activities of “ADEMSA” (See Note 24b V), through its subsidiary Proserpec Servicios Administrativos, S.A.P.I. de C.V. with Logra Financiamientos, S.A. de C.V. SOFOM ENR (“LOGRA”), for approximately US$0.8 million ($10.6 million pesos). This amount will also be recognized as a capital contribution in “COVAHESA”. The loan accrues interest at a variable rate of the 28-day TIIE plus 600 basis points, with monthly interest payments, four capital payments, and maturing December 2012. The effective rate for this draw on the line of credit as of December 31, 2011 was 10.7981% with an outstanding balance of approximately US$0.4 million ($5.6 million pesos).
(8)	In November 2011, the Company decided to enter into two loan facilities to strengthen the agricultural activities of “ADEMSA” (See Note 24b V), through its subsidiary Proserpec Servicios Administrativos, S.A.P.I. de C.V. with INPIASA, S.A. de C.V. (“INPIASA”). The first for approximately US$1.1 million ($15.7 million pesos) at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments on principal and interests, and maturing August 2021; the second for approximately US$0.3 million ($4.2 million pesos) at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments on principal and interest, and maturing October 2016. The total amount for both loans will also be recognized as a capital contribution in “COVAHESA”. The effective rate for both loans as of December 31, 2011 was 9.2900%, with a total outstanding balance of approximately US$1.4 million ($19.2 million pesos).
(9)	In January 2011, the Company decided to enter into two loan facilities to improve the Company’s amortization profile and to facilitate the cancellation process for the Obligations from the Sale of Receivables Program (See Note 13), through its subsidiary Transportación Marítima Mexicana, S.A. de C.V. with two private investors (“Investors”), who held “B” certificates, which were also cancelled under the aforementioned restructuring of the Program. Both loans for US$3.0 million (approximately $41.8 million) at a fixed rate of 11.2500%, with semi-annual payments on principal and interests, with a two year grace period on the principal, and maturing January 2016. The total outstanding balance as of December 31, 2011 was US$6.0 million (approximately $83.7 million pesos).

Covenants-

The agreements related to the abovementioned loans contain certain covenants including the observance of certain financial ratios, restrictions on dividend payments, and sales of assets, among others. Grupo TMM and its subsidiaries were in compliance with these covenants and restrictions as of December 31, 2011 and 2010.

The interest expense on bank loans was $5.7 million (approximately $79.5 million pesos) and $6.7 million (approximately $93.4 million pesos) for the years ended December 31, 2011 and 2010, respectively.

Maturity of long-term bank loans as of December 31, 2011 and 2010 is as follows (carrying value amounts):

	2011	2010
Maturity	Loans - net	Loans - net
2012	$—	$10,205
2013	10,997	6,845
2014	9,379	6,322
2015	19,706	22,469
2016	3,925	16,667
2017 and thereafter	691,304	774,100

	$735,311	$836,608

A summary of the estimated fair values of the Company’s debt as of December 31, 2011 and 2010 is shown following:

	2011		2010
	Carrying value	Fair value	Carrying value	Fair value
Short term debt:
Fixed interest rate	$5,420	$5,420	$6,558	$6,558
Variable interest rate	2,835	2,835	6,323	6,323
Transaction costs	(162)	—	(295)	—
Interest payable	9,097	—	11,086	—

	$17,190	$8,255	$23,672	$12,881

Long term debt:
Fixed interest rate	$776,134	$776,134	$883,906	$883,906
Variable interest rate	30,807	30,807	26,628	26,628
Transaction costs	(84,150)	—	(90,180)	—
Interest payable	12,520	—	16,254	—

	$735,311	$806,941	$836,608	$910,534

13	Obligations from the sale of receivables:

Under its factoring program, the Company and certain of its subsidiaries sold present and future accounts receivable to an independent trust, which in turn issued certificates to investors (“Certificates”). For accounting purposes, the factoring represented the total amount in US dollars for future services provided to customers according to the factoring.

On September 25, 2006, the Company finalized a Factoring program for US $200 million with Deutsche Bank (the “Program”). As of December 31, 2010, the outstanding balance under this Program was US $17.2 million, exclusive of US$6.3 million for the transaction cost and US$0.9 million in interest payable, bearing a fixed interest rate of 12.47% per annum.

This Program contemplated restricted cash to secure any potential payment obligation arising from default. The reserved cash balance as of December 31, 2010 was US$0.7 million.

To improve the amortization profile and the Company’s financial expenses, negotiations were opened with Deutsche Bank in mid 2010 to repurchase early the certificates the bank holds. In April 2011, the Company finalized the early repurchase of all the certificates held by Deutsche Bank for a total of US$9.1 million. This amount represents the total value of the certificates at a price of US$0.91, plus the interests earned an unpaid on the date of the repurchase.

The obligations from the sale of receivables as of December 31, 2011 and 2010 had performed as follows:

	2011	2010
2006 Series	$200,000	$200,000
2006 Series – A Restructuring of certificates – B	—	6,000
Cumulative payments made	(199,462)	(188,849)
Remission of debt	(538)	—

	—	17,151
Interest payable	—	924
Transaction cost	—	(6,302)
Current portion	—	(11,223)

Obligations from the sale of receivables, long term	$—	$550

The maturities of the obligations from the sale of receivables as of December 31, 2009 and 2010 are summarized as follows (carrying value amounts):

2010
Maturity
2011	$10,299
2012	1,450
2013	2,434
2014 and thereafter	2,968

$17,151

Covenants-

The agreements related to the abovementioned loans contemplated certain covenants including the observance of certain financial ratios and restrictions on dividend payments and sale of assets. Grupo TMM and its subsidiaries had fulfilled these Covenants at December 31, 2010.

14	Trust certificates program:

First tranche -

On July 19, 2007, the Company released its First Tranche for the approximate amount of US$215.1 million ($3.000 billion Mexican pesos) in Trust Certificates under the Trust Certificate Program for up to approximately US$645.3 million ($9.00 billion Mexican pesos) (“the Program”) established by the Company.

The Trust Certificates corresponding to the First Tranche originally had a 20 year term and an AA (mex) initial credit rating issued by Fitch de Mexico, S.A. de C.V. In November 2009, after reviewing the performance of this First Tranche and also the adverse market conditions and the delay on adding all the vessels to the Program, HR Ratings de México, S.A. de C.V. gave its credit rating of HR AA – with stable outlook. On a subsequent review, in May 2010 HR Ratings de México, S.A. de C.V. confirmed its rating HR AA with stable outlook.

The proceeds from this First Tranche were used for the prepayment of various bank loans for US$153.1 million (approximately $2.1354 billion pesos) including capital, interest, and prepayment expenses, and also payment of expenses and commissions related to this First Tranche, and the creation of cash reserves.

Interests on the First Tranche were payable semi-annually on December 15 and June 15 of the corresponding year, having contracted a hedging derivative financial instrument (interest rate CAP) which allowed for the trust’s maximum payable rate to be 11.50% per annum during the first 4 years of this First Tranche’s maturity.

The First Tranche represented the total amount in US dollars for future services to be provided to the Contracting Parties, according to the terms of the Trust Certificate Program. This First Tranche observed a cash restriction in order to secure certain operating obligations and potential payment obligations in the event of default.

Second tranche -

On April 30, 2008, a Second Tranche was released for approximately US$111.1 million ($1.550 billion pesos) in Trust Certificates, under cover of the Program, just as the First Tranche. The Trust Certificates corresponding to the Second Tranche originally had a term of 20 years and an AA (mex) initial credit rating issued by Fitch de México, S.A. de C.V. In November 2009, after reviewing the performance of this First Tranche and also the adverse market conditions and the delay on adding all the vessels to the program, HR Ratings de México, S.A. de C.V. gave its credit rating of HR A+ with stable outlook. On a subsequent review, in May 2010 HR Ratings de México, S.A. de C.V. gave its rating HR A + with positive outlook.

The proceeds from this Second Tranche were used for the prepayment of various bank loans, the funding of reserves for the acquisition of vessels, the payment of expenses and commissions related to the Second Tranche, and the creation of cash reserves.

Interests on this Second Tranche were payable semi-annually on September 15 and March 15 of each year, commencing March 15, 2009, having contracted a hedging derivative financial instrument (interest rate CAP) which allowed for the trust’s maximum payable rate to be 11.50% per annum during the first 3 years.

The Second Tranche represented the total amount in US dollars for future services to be provided to the Contracting Parties, according to the terms of the Trust Certificate program. This Second Tranche, as with the previous, observed a cash restriction in order to secure certain operating obligations and potential payment obligations in the event of default.

Third tranche -

On July 1, 2008, a Third Tranche was released for approximately US$314.7 million ($4.390 billion pesos) in Trust Certificates, under cover of the Program, just as the First and Second Tranches. The Trust Certificates corresponding to the Third Tranche originally had a term of 20 years and an AA (mex) initial credit rating issued by Fitch de México, S.A. de C.V. In November 2009, after reviewing the performance of this First Tranche and also the adverse market conditions and the delay on adding all the vessels to the program, HR de México, S.A. de C.V. gave its credit rating of HR A- with stable Outlook. On a subsequent revision, in May 2010 HR Ratings de México, S.A. de C.V. gave its rating HR A- with positive outlook.

The proceeds from this Third Tranche were used to fund reserves for the acquisition of vessels, payment of expenses and commissions related to the Third Tranche, and the creation of cash reserves.

Interests on this Third Tranche were payable semi-annually on June 15 and December 15 of each year, commencing June 15, 2009, having contracted a hedging derivative financial instrument (interest rate CAP) which allowed for the trust’s maximum payable rate to be 11.50% per annum during the first 3 years of the Third Tranche’s maturity.

The Third Tranche represents the total amount in US dollars for future services to be provided to the Contracting Parties, according to the terms of the Trust Certificate program. This Third Tranche, just as the previous, observed a cash restriction in order to secure certain operating obligations and potential payment obligations in the event of default.

Fourth consolidated tranche -

On July 29, 2010, a Fourth Tranche was released for approximately US$752.8 million ($10.500 billion pesos). This Fourth Tranche consolidates the three previous tranches into one. The Trust Certificates corresponding to the Fourth Tranche bear a term of 20 years and have an initial credit rating of HR AA with stable outlook given by HR Ratings de México, S.A. de C.V. on July 23, 2010. On September 19, 2011, following the first annual performance review of this Fourth Tranche, HR Ratings de México, S.A. de C.V. confirmed its rating of HR AA with stable outlook.

The proceeds from this Fourth tranche were used to repurchase the three previous tranches in full, the early prepayment of various bank loans, payment of expenses and commissions related to the Fourth Tranche, and the creation of cash reserves.

Interests on this Fourth Tranche are payable semi-annually on February 15 and August 15 of each year, commencing February 15, 2011, having already contracted a hedging derivative financial instrument (interest rate CAP) which allows for the Trust’s maximum payable rate to be 10.80% per annum during the first 3 years of this Fourth Tranche’s maturity.

The Fourth Tranche represents the total amount in US dollars for future services to be provided to the Contracting Parties, according to the terms of the Trust Certificate program. This Fourth Tranche, as with the previous, observes a cash restriction in order to secure certain operating obligations and potential payment obligations in the event of default. The restricted cash balance as of December 31, 2011 and 2010 is approximately US$40.7 million ($567.7 million pesos) and approximately US$52.4 million ($730.8 million pesos), respectively.

The outstanding balance under this Fourth Tranche as of December 31, 2011 was approximately US $744.7 million ($10.3865 billion pesos) at an interest rate of 7.31% per annum.

The interest expense for the trust certificates was US$62.4 million (approximately $870.3 million pesos) and US$56.9 million (approximately $793.6 million pesos) for the years ended December 31, 2011 and 2010, respectively.

The Trust Certificates as of December 31, 2011 and 2010 are summarized as follows:

	2011	2010
Fourth Tranche, consolidated	$744,681	$848,026
Interests payable	12,520	16,254
Transaction costs	(81,268)	(88,744)

Trust Certificates, long term	$675,933	$775,536

Payments made during 2011 amounted to approximately US $8.137 million ($113.495 million pesos).

The exchange rate as of December 31, 2011 and 2010 was 13.9476 and 12.3817, resulting in the balance being reduced by US$94.178 million.

15	Balances and transactions with related parties:

The balances and transactions with related parties as of December 31, 2011 and 2010 are summarized as follows:

	2011	2010
Accounts receivable:
SSA México, S.A. de C.V.	$—	$408

	$—	$408

Accounts payable:
SSA México, S.A. de C.V.	$876	$—

	$876	$—

SSA México, S.A. de C.V., is a Company with which Grupo TMM, S.A.B. and Administración Portuaria Integral de Acapulco, S.A. de C.V. conduct leasing operations, consulting, and interests.

The most relevant transactions with related parties as of December 31, 2011, 2010 and 2009, are summarized as follows:

	2011	2010	2009
Income:
Management fees (1)	$—	$739	$666
Leases (2)	76	61	34
Interests (3)	196	294	294
Expenses:
Management expenses (4)	$—	$1,628	$2,693
Other expenses (5)	205	309	309
Fees (6)	—	107	116

(1)	Includes management consulting fees billed by Servicios Corporativos TMM, S.A. de C.V. and Servicios Directivos Sedise, S.AP.I. de C.V. provided to Seglo, S.A. de C.V., for $24 and $91 for the years ended December 31, 2010 and 2009, respectively. In addition, Seglo Operaciones Logísticas, S.A. de C.V. provided services to Seglo, S.A. de C.V., for $715 and $575 in 2010 and 2009, respectively.
(2)	Grupo TMM, S.A.B. leasing with SSA México, S.A. de C.V.
(3)	Administración Portuaria Integral de Acapulco, S.A. de C.V. interests with SSA México, S.A. de C.V.
(4)	Management consulting and trade commission between Seglo, S.A. and Seglo Operaciones Logísticas, S.A. de C.V., in addition to management consulting on recovery of Grupo TMM, S.A.B. expenses from Comercializadora y Distribuidora Milgret, S.A.P.I. de C.V.
(5)	Management consulting that SSA México, S.A. de C.V. billed to Administración Portuaria Integral de Acapulco, S.A. de C.V.
(6)	Trade commission that Seglo, S.A. billed to Seglo Operaciones Logísticas, S.A. de C.V.

Operations involving executive personnel for the years ended December 31, 2011, 2010 and 2009, include the following expenses:

	2011	2010	2009
Short term employee benefits
Salaries	$4,880	$5,339	$4,445
Social security costs	147	102	82

	$5,027	$5,441	$4,527

16	Accounts payable and accrued expenses:

Accounts payable and accrued expenses as of December 2011 and 2010 are analyzed as follows:

	2011	2010
Taxes payable	$6,960	$9,258
General expenses	31,417	25,747
Operating expenses	7,066	5,454
Salaries and wages	3,315	3,554
Purchased services	3,466	2,601
Other	748	374

	$52,972	$46,988

17	Stockholder equity:

Capital stock-

As of December 31, 2011, the Company’s capital stock totals $155,577 (Ps1,202,624) and is comprised of 102,182,841 shares outstanding, registered, without par value, and with voting rights, which may be held by persons of companies of Mexican nationality or Mexican companies that include in their bylaws the exclusion of foreigners clause. Foreigners may acquire shares under the figure of American Depositary Shares.

In January 2011, the Company sold 188, 200 repurchased shares.

In May 2010, the Company repurchased 29,800 shares.

Under the resolution adopted at the Extraordinary General Stockholders’ Meeting held December 15, 2009, authorized by the Comisión Nacional Bancaria y de Valores (Mexican Securities and Exchange Commission), and to culminate the restructuring of the Grupo TMM factoring program, VEX (company formed for this purpose and related to Grupo TMM) subscribed $41,182 at a price of $0.88 per share (equal to US $4.4 for ADR) represented by 46,797,404 common, registered shares, without par value, paying the abovementioned subscription price, through the capitalization of the Grupo TMM liability. The subscription price was 10% higher than the ADR close price on January 5, 2010.

Dividends-

Dividends paid that are charged to previously taxed accumulated earnings are not subject to income tax. Dividends paid in excess of the net tax profit account (CUFIN) are taxed at 42.86% when paid. The tax is payable by the Company and may be credited against its income tax in the same year or the following two years.

The crediting under the terms of Article 11 of the Income Tax Law is also applicable against instalment payments and not only against the tax assessed at year close (taxable income).

In the event of a capital reduction, any excess of stockholder equity over capital contributions will be treated as dividends, in accordance with the provisions of the Income Tax Law.

On April 29, 2011, the Ordinary General Stockholders’ Meeting decided to amend the resolution adopted April 24, 1997, to revoke the dividend decreed on that date, releasing the Company from the payment of same. As a result, the liability recorded for this item was cancelled.

Capital premium -

This premium was the result of an issuance of convertible obligations in 2002 that were settled the following year.

18	Other expenses, net:

Other expenses as of December 31, 2011, 2010 and 2009 are summarized as follows:

	2011	2010	2009
Goodwill impairment (See Notes 11 and 24b V)	$(10,425)	$—	$(3,485)
Reserve for prepayment and arbitration expenses (See Note 24b IV)	(6,728)	(232)	—
Cancellation of ferriage	(2,292)	—	—
Amortization of non-competition rights	(2,060)	(2,060)	(2,060)
Provision for consulting payments	(358)	(309)	(309)
Other – Net	(254)	33	(199)
Proceeds from the sale of subsidiaries	(206)	(2,582)	—
Cancellation provision for tax on dividends	4,385	—	—
Taxes recovered, net of expenses incurred	3,000	—	1,480
Proceeds from the sale of fixed assets	834	4	—
Excess on equipment leasing	—	—	(1,172)

	$(14,104)	$(5,146)	$(5,745)

19	Gain (loss) on exchange, net:

The gain (loss) on exchange included in the consolidated statement of operations for the years ended December 31, 2011, 2010 and 2009 is due to the significant depreciation/appreciation of the peso against the dollar, where a large portion of the debt is denominated in pesos, represented by the issuance of the trust certificates (see note 14). An analysis of the exchange gain or (loss) – net, for the years 2011, 2010 and 2009 follows:

	2011	2010	2009
Cash and cash equivalents	$(342)	$88	$1,540
Short term investments	(5,502)	4,416	5,053
Accounts receivable	(1,523)	1,044	622
Other accounts receivable	(4,491)	1,486	436
Prepaid expenses	(273)	389	311
Suppliers	816	(884)	(560)
Accounts payable and accrued expenses	6,790	(3,321)	(3,325)
Debt	97,564	(41,479)	(39,184)
Assets and liabilities denominated in pesos	662	143	4,394

Gain (loss) on exchange, net	$93,701	$(38,118)	$(30,713)

20	Income tax, tax losses carry forwards and corporate flat tax:

Income Tax-

The parent company has been authorized by the Mexican tax authorities to determine its consolidated taxable income jointly with its controlled companies.

Consolidated tax losses were incurred for the years ended December 31, 2011 and 2010 in the approximate amount of US$28.185 million ($393.119 million pesos) and US$37.796 million ($527.165 million pesos), respectively.

The difference between taxable and book income is due primarily to the gain or loss on inflation recognized for tax purposes, the difference between tax and book amortization and depreciation, as well as certain temporary differences reported in different periods for financial and tax purposes, and non-deductible expenses.

The provision for income tax recognized in the statement of operations for the years ended December 31, 2011, 2010 and 2009 is detailed as follows:

	2011	2010	2009
Income tax determined	$(646)	$(678)	$(443)
Corporate flat tax	(2,658)	(141)	(644)

Provision for income taxes	$(3,304)	$(819)	$(1,087)

The reconciliation between the provision for income tax based on the statutory income tax rate and the provision recorded by the Company as of December 31, 2011, 2010 and 2009 is as follows:

	2011	2010	2009
Income (loss) before taxes	$19,526	$(78,097)	$(94,583)

Income tax	(5,858)	23,429	26,483
(Decrease) increase from:
Difference in depreciation and amortization	(10,393)	(12,017)	2,896
Revaluation surplus	(81)	29,311	—
Income recognized in advance	(17,448)	(17,808)	(13,114)
Inventories	(471)	(1,278)	1,333
Inflationary and currency exchange effects on monetary assets and liabilities, net	(11,186)	(260)	(6,561)
Effects related to the peso/dollar exchange in tax loss carry forwards, net	11,467	28,335	12,282
Provisions and allowance for doubtful accounts	940	(39)	(1,718)
Sale of assets	(267)	(466)	(2,886)
Valuation allowance for tax losses	31,212	(47,385)	(16,536)
Non-taxable revenue	5	7	502
Sale of shares	(66)	(872)	(100)
Non-deductible expenses	(1,158)	(1,961)	(3,666)
Other, net	—	185	(2)

Provision for income tax	$(3,304)	$(819)	$(1,087)

Under the terms of the Income Tax Law, in 2009 the generate rate was 28%, from 2010 to 2012 the general rate will be 30%, and in 2013 the general rate will be 29%.

The components of deferred tax assets and (liabilities) for the years ended December 31, 2011, 2010 and 2009 are comprised as follows:

	2011	2010	2009
Tax loss carry forwards	$191,232	$198,486	$154,767
Valuation allowance for tax losses	(41,366)	(72,578)	(25,193)

	149,866	125,908	129,574
Inventories and provisions – Net	10,428	6,978	6,872
Income recognized in advance	21,276	37,987	51,085
Concession rights and property, machinery, and equipment	(113,987)	(103,381)	(90,257)

Total deferred tax assets	$67,583	$67,492	$97,274

The Company has recognized a deferred tax asset related to its tax loss carry forwards as well as its subsidiaries and other items after evaluating the reversal of existing taxable temporary differences. To the extent that the balance of the deferred tax asset exceeds the existing temporary differences, Management has evaluated the recoverability of such amounts by estimating future taxable profits in the foreseeable future which extend from 2012 through 2021. The tax profits include estimates of profitability and macroeconomic assumptions which are based on Management’s best judgment (see Note 4).

Corporate flat tax -

The Corporate Flat Tax (impuesto Empresarial a Tasa Única (“IETU”)) for the period is calculated by applying a rate of 17.5 to the amount resulting from reducing the total revenues received from the activities to which this tax applies by the authorized deductions, provided the former are greater than the latter, and with the understanding that for such purposes both revenues and deductions are contemplated when these have been either collected or paid. The so-called IETU credits are reduced from the above income, as provided for in currently enacted legislation.

IETU credits are amounts that can be reduced from this tax, which include, among other things, greater deductions of revenues from previous years, credits for salaries, social security contributions, and deductions of some assets such as inventories and fixed assets during the transition period from the IETU entering into effect.

The IETU is a tax that co-exists with Income Tax (ISR), and it is subject to the following:

a	If the IETU exceeds the Income Tax for the same period, the Company will pay IETU on the portion exceeding the income tax. Pursuant to the foregoing, the Company will reduce Income Tax paid in the same period from the IETU for the period.

b	If the IETU is less than the Income Tax for the same period, the Company will not pay IETU for the period.

c	If the IETU base is negative due to deductions that exceed taxable income, there will be no IETU due. In addition, the amount of that base multiplied by the IETU rate results in an IETU credit that can be offset against the IETU for subsequent periods.

During the year ended December 31, 2011, the Company determined an IETU base of $3,212 ($44,799 pesos and a tax of $7,839 pesos), applying the credit from the higher deductions on past income to which the Company is entitled under the terms of Article 11 of the IETU Law.

Tax loss carries forwards -

As of December 31, 2011, the tax consolidating group headed by Grupo TMM, as parent company, had tax loss carry forwards, shown as follows, which may be restated by inflation, under Mexican legislation.

Year in which the loss was incurred	Inflation restated amounts up to June 2011	Year of expiration
2005	$21,328	2015
2006	46,356	2016
2007	9,490	2017
2009	52,388	2019
2010	38,944	2020
2011	29,034	2021

	$197,540

21	Financial information by segment:

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

There have been no changes in the measuring methods used to calculate the earnings reported for each segment.

The information for each operating segment is as follows:

December 31, 2011	Specialized maritime division	Logistics division	Ports and terminals division	Elimination between segments and shared accounts	Total consolidated
Transportation revenues	$171,670	$83,773	$9,954	$3,758	$269,155
Costs and expenses	(90,041)	(81,878)	(6,804)	(18,762)	(197,485)
Depreciation and amortization	(39,875)	(9,721)	(914)	(1,031)	(51,541)

Earnings from transportation	$41,754	$(7,826)	$2,236	$(16,035)	$20,129

Costs, expenses, and revenues not allocated					(4,916)

Net earnings for the year attributable to Grupo TMM, S.A.B. stockholders					15,213

Total assets by segment	$909,048	$62,975	$146,299	$—	$1,118,322
Shared assets				(166,258)	(166,258)

Total assets	$909,048	$62,975	$146,299	$(166,258)	$952,064

Total liabilities by segment	$767,607	$114,968	$69,597	$—	$952,172
Shared liabilities				(108,520)	(108,520)

Total liabilities	$767,607	$114,968	$69,597	$(108,520)	$843,652

Total capital expenditures by segment	$9,357	$482	$5,114	$—	$14,953
Shared capital expenditures				423	423

Total capital expenditures	$9,357	$482	$5,114	$423	$15,376

December 31, 2010	Specialized maritime division	Logistics division	Ports and terminals division	Elimination between segments and shared accounts	Total consolidated
Transportation revenues	$200,570	$89,619	$10,305	$4,904	$305,398
Costs and expenses	(100,181)	(88,185)	(5,624)	(18,831)	(212,821)
Depreciation and amortization	(40,578)	(14,940)	(1,028)	(848)	(57,394)

Earnings from transportation	$59,811	$(13,506)	$3,653	$(14,775)	$35,183

Costs, expenses, and revenues not allocated					(115,746)

Net earnings for the year attributable to Grupo TMM, S.A.B. stockholders					$(80,563)

Total assets by segment	$858,808	$123,213	$113,315	$—	$1,095,336
Shared assets				(19,474)	(19,474)

Total assets	$858,808	$123,213	$113,315	$(19,474)	$1,075,862

Total liabilities by segment	$884,713	$138,632	$36,472	$—	$1,059,817
Shared liabilities				(88,825)	(88,825)

Total liabilities	$884,713	$138,632	$36,472	$(88,825)	$970,992

Total capital expenditures by segment	$14,679	$5,508	$2,484	$—	$22,671
Shared capital expenditures				9,452	9,452

Total capital expenditures	$14,679	$5,508	$2,484	$9,452	$32,123

December 31, 2009	Specialized maritime division	Logistics division	Ports and terminals division	Elimination between segments and shared accounts	Total consolidated
Transportation revenues	$199,646	$95,417	$6,568	$6,763	$308,394
Costs and expenses	(109,741)	(100,806)	(4,129)	(21,709)	(236,385)
Depreciation and amortization	(34,238)	(4,486)	(1,042)	(2,727)	(42,493)

Earnings from transportation	$55,667	$(9,875)	$1,397	$(17,673)	$29,516

Costs, expenses, and revenues not allocated					(126,566)

Net earnings for the year attributable to Grupo TMM, S.A.B. stockholders					$(97,050)

Total assets by segment	$815,991	$119,418	$34,596	$—	$970,005
Shared assets	—	—	—	31,933	31,933

Total assets	$815,991	$119,418	$34,596	$31,933	$1,001,938

Total liabilities by segment	$814,329	$127,326	$3,091	$—	$944,746
Shared liabilities	—	—	—	(62,616)	(62,616)

Total liabilities	$814,329	$127,326	$3,091	$(62,616)	$882,130

Total capital expenditures by segment	$67,234	$1,356	$442	$—	$69,032
Shared capital expenditures	—	—	—	4,424	4,424

Total capital expenditures	$67,234	$1,356	$442	$4,424	$73,456

22	Employee benefits:

Seniority premiums, retirement plan benefits (“pension benefits”) obligations, and other employee compensation payable at the end of employment are based on actuarial calculations using the projected unit credit method. Pension benefits are based mainly on years of service, age and salary level upon retirement.

The amounts charged to the statement of operations for seniority premiums, pensions, and severances on termination of employment include the amortization of the cost of past services over the average time of service remaining. The Company continues with its policy of recognizing actuarial losses and gains for seniority premiums and pensions in the consolidated statement of operations with a net tax loss of $2.8 million and $2.0 million in 2011 and 2010, respectively.

Severances prior to retirement consider the immediate recognition of the costs of past services and actuarial losses and gains.

The details of the net cost for the period for pensions and seniority bonuses, and also the basic actuarial estimates for the calculation of these labour obligations as of December 31, 2011, 2010 and 2009 are summarized as follows:

	2011	2010	2009
Labor cost	$465	$490	$604
Financial cost	(524)	1,541	1,695
Returns on plan assets	(68)	(15)	(101)
Amortization of transitory obligations and variations in assumptions	—	—	(227)

Net cost for the period	$(127)	$2,016	$1,971

The details of the net cost for the period for severances, and also the basic actuarial estimates for the calculation of this labour obligation as of December 31, 2011, 2010 and 2009 are summarized as follows:

	2011	2010	2009
Labor cost	$322	$207	$478
Financial cost	(113)	204	315
Amortization of the transitory obligation and variations in assumptions	—	—	(247)

Net cost for the period	$209	$411	$546

The reserve for pensions and seniority premiums as of December 31, 2011, 2010 and 2009 is comprised as follows:

	2011	2010	2009
Defined benefit obligations (“DBO”)	$13,523	$13,012	$12,010
Plan assets	(119)	(961)	(1,535)

Reserve for pensions and seniority premiums	$13,404	$12,051	$10,475

The DBO for pensions and seniority premiums as of December 31, 2011, 2010 and 2009 is comprised as follows:

	2011	2010	2009
DBO at year start	$13,012	$12,010	$12,667
Labor cost	465	490	604
Financial cost	(524)	1,541	1,695
Benefits paid	(812)	(1,094)	(446)
Miscellaneous	—	(161)	(2,088)
Actuarial losses (gains)	1,382	226	(422)

DBO at year end	$13,523	$13,012	$12,010

The assets of the pension and seniority Premium plan as of December 31, 2011, 2010 and 2009 are comprised as follows:

	2011	2010	2009
Value of the fund at year start	$961	$1,535	$1,486
Return on plan assets	68	15	101
Plan contributions	—	—	585
Benefits paid	(801)	(671)	(699)
Actuarial losses (gains)	(109)	82	62

Value of the fund at year end	$119	$961	$1,535

The reserve for severances as of December 31, 2011, 2010 and 2009 is comprised as follows:

	2011	2010	2009
DBO at year start	$2,532	$1,472	$2,120
Labor cost	322	207	478
Financial cost	(113)	204	315
Benefits paid	(824)	(744)	(1,760)
Miscellaneous	—	—	(230)
Actuarial losses (gains)	507	1,393	549

DBO at year end	$2,424	$2,532	$1,472

The changes in the pension plan, seniority premium, and severance plans as of December 31, 2011, 2010 and 2009 are summarized as follows:

	2011	2010	2009
Reserve for obligations at year start	$14,583	$11,947	$13,301
Cost for the year	82	2,427	2,517
Changes in personnel	—	—	(590)
Miscellaneous	—	(161)	—
Plan contributions	—	—	(585)
Benefits paid charged to the reserve	(1,636)	(1,702)	(2,208)
Provision for indemnities recognized in capital	2,799	2,072	(488)

Reserve for obligations at year end	$15,828	$14,583	$11,947

The economic assumptions on discount rates, salary and long-term return increases used in the valuation of the projected benefit obligation, were 4% for 2011 and 4.5% for 2010 and 2009.

As of December 31, 2011, 2010 and 2009, approximately 41% of the Company’s employees work under collective bargaining agreements that are subject to annual salary reviews and bi-annually, for other compensations. Grupo TMM has 3,059, 3,214, and 5,605 employees as of December 31, 2011, 2010 and 2009, respectively.

23	Earnings (losses) per share:

The earnings (losses) per share were calculated as of December 31, 2011, 2010 and 2009, based on the weighted average number of shares outstanding during the year. There are no potentially dilutive instruments outstanding, therefore basic and diluted earnings (losses) per share are the same:

	2011	2010	2009
Earnings (losses) for the year	$16,222	$(78,916)	$(95,670)
Weighted average number of shares outstanding, thousands per year	102,176	102,007	56,894

Earnings (losses) per share	$0.159	$(0.774)	$(1.682)

24	Commitments and contingencies:

a) Commitments-

Concession fees -

Pursuant to the concessions under which it operates the ports and tugboat services, the Company made monthly fixed and variable rental payments. Such payments totalled $644, $542, and $395 in 2011, 2010, and 2009, respectively.

Leases and charters -

The Company has used various base boat and time-chartered vessels to supplement its fleet for short periods of less than one year. The related charter expenses were $15,022 in 2011, $26,999 in 2010, and $38,109 in 2009.

There are no minimum payments for leases and charters as of December 31, 2011 and 2010.

Shipyard Purchase Agreement -

On November 23, 2011, the Company (GTMM) and Inmobiliaria TMM, S.A. de C.V. signed a Purchase Agreement with Bender Shipbuilding and Repair Co. Inc and Thomas B. Bender for Equity Interest in Inmobiliaria Dos Naciones, S. de R.L., de C.V., company holding a concession to exploit a Shipyard at the port of Tampico, including various assets, for a total price of US $5.4 million, subject to various conditions precedent setting the close date as January 30, 2012.

On January 30, 2012, Bender Shipbuilding and Repair Co. Inc and Thomas B. Bender fulfilled the conditions set forth in the purchase agreement in mention, therefore on this date the purchase of the equity interest in Inmobiliaria Dos Naciones, S. de R.L. de C.V., and the assets corresponding, was completed releasing payment as per the terms agreed.

b) Contingencies-

I) SSA Claims -

In July 2006 and February 2007, Grupo TMM, received two claim notices from SSA México, S.A. de C.V. (“SSA”) concerning certain contingencies affecting SSA (formerly TMM Puertos y Terminales, S.A. de C.V.), in terms of the amendment agreement of July 21, 2001 (Amended and Restated Master Agreement).

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

On May 15, 2009, Grupo TMM and SSA signed an agreement under which both companies agreed that in the event SSA were to receive a favourable decision on the appeal filed against the decision ordering SSA to pay the profit sharing to its employees, Grupo TMM will not be required to make the payment ordered by the arbitration decision. In addition, Grupo TMM and SSA signed an agreement whereby if SSA were to lose its appeal; both Companies would negotiate the project at the port of Tuxpan, Veracruz, as an alternative to satisfy the arbitration decision.

If the negotiation between Grupo TMM and SSA has not been completed by the end of the year, Grupo TMM will make payment on the arbitration decision with 50% of the proceeds from API Acapulco (Joint Venture with SSA).

At the beginning of June 2010, SSA received a favourable decision from the lower court and the time had started for the decision to be challenged; if this decision holds, Grupo TMM would be exempt from payment of the amounts ordered by the arbitration decision.

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

TMM’s position against this countersuit is strong, as there are sufficient elements and arguments for defence, also the amount claimed by RPS is excessive and for non-supported issues.

III) Mutual claims between WWS and TMM -

In December 2007, Transportación Marítima Mexicana, S.A. de C.V. (“TMM”) and Worldwide Services, Ltd. (“WWS”) filed claims against each other: TMM for the approximate amount of $342.5, for fuel and low performance of the vessel Veracruz A and WWS for the approximate amount of $1,332, claiming, mainly, an over-performance of the same vessel.

Company Management believes it has strong arguments to support the claim and to defend its position on the arbitration.

IV) Mutual loans between Pacific Richfield Marine Pte. Ltd. (“PRM”) and Grupo TMM -

Grupo TMM (“GTMM”) is the complainant on two arbitrations brought against Pacific Richfield Marine (“PRM”), company established in and under the laws of Singapore. The arbitration is being conducted according to the Rules of the Singapore International Arbitration Centre and involves certain breaches by PRM of two Purchase Agreements for the acquisition of two vessels. GTMM is seeking the recovery of the deposit paid for the two vessels for the amount of $5.2 million, and also payment of damages caused by the breaches incurred by PRM of the Purchase Agreements. PRM countered claiming that it is GTMM who breached the Purchase Agreements, seeking the arbiter’s decision to award PRM the deposit plus any damages the Arbiter may award.

On November 28, 2011, the Company received the decision entered against the interests of TMM, losing the right to recover the deposit of $5.2 million.

Consequently, GTMM filed suit in Mexico for the annulment of all PRM out-of-court requirements for payment, and the case was admitted by the Federal Courts, preserving the term on the deposit and ordering this not to be delivered to PRM until final judgment is entered to recognize and, eventually, order the execution of the arbiter’s decision judicial, in accordance with that provided by the Convention on the Recognition and Enforcement of Foreign Arbitral Awards.

As of December 31, 2011 the Company has reserved the amount of the deposit made for $5.2 million and has created an additional allowance of $1.5 million for potential legal fees associated with this case, both items are reported in other expenses, net (See Note 18).

V) “ADEMSA” secured Certificates of Deposit -

As a result of the crisis that affected Mexican farmers during 2010 and 2011 and with the consequent variances in the prices of wheat, corn, and beans, and also the exchange rate losses on operations with fertilizers, added to the default on loan obligations by the producers to which “ADEMSA” issued secured Certificates of Deposit in favour of various financial institutions, the goods and/or amounts consigned thereto, which, as a result of the defaults by the producers and on exercising the right conferred by the Certificates, filed claim against “ADEMSA” for compliance with the obligations to deliver the goods covered or payment of the amounts secured.

In the interest of meeting due compliance with its obligations, and as the Mexican farmers are undergoing a crisis, being sensitive to the difficulties, both “ADEMSA” and each of the financial institutions, and the company “COVAHESA”, in its capacity as representative for over one thousand producers, have been negotiating a financial structuring so as to answer the complaints and to this effect sign the agreements necessary to permit the long term financing of the debts or claims, finding a viable solution for all parties involved.

To this effect, the Company has created a reserve for US $16.7 million (US $6 million in 2011 and $10.7 million in 2010) in order to settle the obligations of “ADEMSA” in the event the agreements are negotiated with the financial institutions cannot be implemented or if the debts cannot be settled in full during the term and under the conditions for the financing negotiated. These reserves are included within Accounts Payable and Accrued Expenses.

VI) Other legal proceedings -

a.	The Company is party to various other legal proceedings and administrative actions, all of which are of an ordinary or routine nature and incidental to its operations. Although it is impossible to predict the outcome of any legal proceeding, in the opinion of the Company’s management, such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on the Company’s financial condition, results of operations or liquidity.

b.	The Company has significant dealings and relationships with related parties. Because of these relationships, in accordance with the Mexican Income Tax Law, the Company has documentation for the transactions that took place during 2010 and 2009 that confirms that the terms of these transactions are the same as those that would result from transactions between wholly unrelated parties. The Company and its subsidiaries are in the process of completing this study for 2011.

25	Financial risk management, objectives and policies:

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

Grupo TMM also enters into derivate transactions, such as interest rate CAPs as discussed in Note 14. The objective is to manage variable interest rate risks arising from the Company’s operations and from its financing sources. The method to acknowledge the resulting gain or loss depends on the nature of the coverage.

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

Otherwise, earnings and losses previously recognized in equity are transferred to the consolidated statement of operations and are classified as income or expense in the same periods in which the Company providing the coverage committed itself to doing so or whenever a projected transaction affects the consolidated statement of operations (e.g. when the projected sale occurs). As of December 31, 2011, Grupo TMM has only this type of derivatives.

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

The fair value of the Company’s loans as well as of other financial obligations is estimated based upon prices quoted within the markets or, alternatively, based upon financing rates offered to the Company for loans with the same maturity periods at the end of each year. Debt with variable interest rates generally represents rates available for the Company in effect as of December 31, 2011 for the issue of debt under similar terms and maturity periods and, therefore, book record values of these obligations are a reasonable estimate of their fair value.

Cash flow risk

The Company’s revenues and its operating cash flows are independent from variances in the market interest rate.

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

Foreign currency risk

The balance for the Group may be materially affected by variances in the exchange rate between the US dollar and the Mexican peso due to the Company’s significant operations in Mexico. The Group does not cover this exposure. The Group has the objective of minimizing its exposure effects in operating currency by contracting debt in Mexican pesos. In July 2010, the Company issued Trust Certificates for approximately US$752.8 million ($10.500 billion pesos).

The Group also faces a transactional currency exposure. This exposure derives from sales and acquisition made in foreign currencies other than the US dollar, which is the Group’s operating currency. Approximately 40% of the Group’s sales are listed in Mexican pesos, while almost 70% of its costs are listed in Mexican pesos.

As of December 31, 2011, 2010 and 2009, the Company held monetary assets and liabilities listed in foreign currencies other than the US dollar, classified according to its corresponding interbank exchange rate as related to the US dollar, as follows:

	2011	2010	2009
Assets in Mexican pesos	$91,634	$133,979	$110,199
Assets in other currencies	252	540	836
Liabilities in Mexican pesos	(762,096)	(874,506)	(759,416)
Liabilities in other currencies	(513)	(921)	(1,894)

	$(670,723)	$(740,908)	$(650,275)

As of December 31, 2011 and 2010, the exchange rate was Ps13.9476 and Ps12.3817 per US dollar, respectively. As of the issue date of the accompanying consolidated financial statements, the exchange rate was Ps12.7723 per US dollar and the Company’s monetary asset and liability position (unaudited) is similar to that prevailing as of December 31, 2011.

Commodity prices risk

The Company does not operate commodities, therefore this risk is nonexistent.

Interest rate risks

The exposure of Grupo TMM to the risk of changes in market interest rates is related principally to the long-term debt obligations of Grupo TMM at a floating interest rate.

Grupo TMM’s policy is to obtain fixed rated instruments on its loans and, when a loan has a variable interest rate, the Company’s policy is to obtain all needed derivate financial instruments in order to fix such rate. As of December 31, 2011, the Company has approximately $30.8 and $771.7 million ($429.6 and $10.7634 billion pesos) of debt leased at a fixed and variable rate, respectively.

The variable rate portion of the debt associated with the Trust Certificate Tranches for an approximate amount of US$752.82 million ($10.500 billion pesos) has an interest rate cap that permits the maximum payable rate that can be required of the Issuing Trust to be 10.80% per annum during the first 3 years.

Credit risk

The Group only engages in dealings with solvent third parties. Grupo TMM’s policy is that all customers who prefer to operate under credit conditions are subject to credit verification procedures. Moreover, receivable balances are constantly watched so that the Group’s exposure loss on receivables is not significant.

Regarding the credit risks derived from other financial assets of Grupo TMM, which include cash and cash equivalents, the financial assets available for sale and certain derivative instruments, Grupo TMM’s exposure to risks is related to the possibility of non-compliance by its counterparts, with a maximum exposure that is equivalent to the sum of such instruments.

As Grupo TMM only conducts this type of operation with third parties with recognized solvency, the Company does not require surety.

Concentration of risk

For the year ended December 31, 2011, the Company obtained revenues from PEMEX Exploration and Production and PEMEX Refining representing 25% and 15%, respectively, of its total revenues, and no other customer represents more than 6% of total revenues.

The Company assesses its customer financial situation and has an allowance for doubtful accounts if needed.

Liquidity risk

The objective of the Group is to maintain a balance between the continuity of financing and flexibility through the use of bank loans and securitizations. As of December 31, 2011, only 2% of the Company’s financial liabilities are due within the next 12 months.

26	Capital management policies and procedures:

Grupo TMM’s capital management goal is to ensure the capacity of Grupo TMM to continue as a going concern and to provide its stockholders with an appropriate return on their investment. The Company monitors capital based on the carrying value plus its debt.

The Company sets its capital amount proportionate to its overall financing structure, meaning, the capital and financial liabilities that are not loans. Grupo TMM manages the capital structure and makes adjustments in light of changes in the economic conditions and the associated risks of the underlying assets. In order to maintain or adjust the capital structure, Grupo TMM may adjust the amount of the dividends paid to its stockholders, reimburse capital to stockholders, issue new shares, or sell assets to reduce its debt.

As of December 31, 2011 and 2010, the capital management is summarized as follows:

	2011	2010
Stockholder equity	108,412	104,870

Stockholder equity	108,412	104,870
Total debt	752,501	872,053

	860,913	976,923

Ratio of total debt to stockholder equity	7.94	9.32

The Company has met its obligations, and has even made prepayments on capital amortizations of the Trust Certificates. The ratio of total debt to stockholder equity was reduced in 2011 due to the exchange rate as of December 31, 2011 and 2010 being 13.9476 and 12.3817, respectively. This variance resulted in the liability being reduced by US$94.178 million.

27	Subsequent event:

On February 15, 2012, the company, through the Trust Issuer and on prior confirmation by the Joint Committee, early amortized Trust Certificates for the approximate amount of US$1.2 million ($15.4 million pesos). This amortization did not require the payment of premiums or other penalties. The outstanding balance on the Trust Certificates as of this date is approximately US$743.6 million ($10.371 billion pesos).

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

Date: April 30, 2012