Form 20-F
period 2012-12-31
GRUPO TMM SAB
filed 2013-05-15
CIK 1163560

SECURITIES AND EXCHANGE COMMISSION

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of Each Class

American Depositary Shares (“ADSs”), each representing

five Ordinary Participation Certificates

(Certificados de Participación Ordinaria)

(“CPOs”)

CPOs, each representing one nominative common share,

without par value (“Share”)

Shares

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

Yes  ☐    No  ☐

i

Grupo TMM, S.A.B. and Subsidiaries

Introduction

In this Annual Report, references to “$,” “Ps,” “Mx. pesos,” “Pesos” or “pesos” are to Mexican Pesos and references to “US$,” “U.S. dollars,” “Dollars” or “dollar” are to United States Dollars. This Annual Report contains translations of certain Dollar amounts into Pesos at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Dollar amounts actually represent such Peso amounts or could be converted into Pesos at the rates indicated or at any other rate. In this Annual Report on Form 20-F except as otherwise provided, references to “we,” “us,” “our” and “Company” mean Grupo TMM, S.A.B. and its consolidated subsidiaries, and “Grupo TMM” means “Grupo TMM, S.A.B.”

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

Presentation of Financial Information

Our financial statements are published in Mexican pesos and prepared in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Due to changes in the economic environment and to the fact that the operations of Grupo TMM are currently concentrated in Mexico, on February 26, 2013 the Company announced its decision to change its functional and reporting currency from the US dollar to the Mexican peso effective as of January 1, 2012.

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

Selected Financial Data

The following table sets forth our selected financial data. The financial information presented for the fiscal years ended December 31, 2008, 2009, 2010, 2011 and 2012 was derived from our Audited Consolidated Financial Statements, of which the financial statements for each of the years ended December 31, 2010, 2011, and 2012 are contained elsewhere herein. The Financial Statements have been prepared in accordance with IFRS as issued by the IASB.

The following data presents selected consolidated financial information of the Company and should be read in conjunction with, and is qualified in its entirety by reference to, the Financial Statements of the Company, including the Notes thereto, also included in this Form 20-F, and to Item 5. “Operating and Financial Review and Prospects”.

GRUPO TMM, S.A.B. AND SUBSIDIARIES UNDER IFRS

SELECTED CONSOLIDATED FINANCIAL DATA

($ in millions, except per share data)

	Year Ended December 31,
	2012	2011	2010	2009	2008
CONSOLIDATED INCOME STATEMENT DATA:
Transportation revenues	$3,334.7	$3,344.9	$3,859.3	$4,166.7	$4,042.99

Other (Expense) Income — Net (a)	(26.4)	(175.3)	(65.0)	(77.0)	96.9
Operating Income (b)	124.5	64.9	371.5	321.6	221.7
Interest Income	50.1	44.8	103.0	100.0	145.9
Interest Expense — Net	987.9	1,041.5	987.8	1,284.9	924.7
Exchange Gain (Loss)	41.0	1,164.5	(481.7)	(414.8)	1,621.0
Income (Loss) before benefit from (provision for) Income Taxes	(772.3)	232.6	(995.0)	(1,278.1)	1,063.9
(Provision for) Benefit from Income Taxes	(8.8)	(41.1)	(10.4)	(14.9)	(223.9)
Net Income (Loss) for the year	(781.1)	191.6	(1,005.3)	(1,293.0)	840.0
Attributable to Non-controlling interest	5.3	12.5	20.8	18.9	5.6
Attributable to stockholders of Grupo TMM, S.A.B.	(786.5)	179.0	(1,026.1)	(1,311.9)	834.4
Earnings (Loss) per Share from Net Income (Loss) for the year (c)	(7.644)	1.875	(9.855)	(22.726)	14.949
Earnings (Loss) per Share attributable to stockholders of Grupo TMM, S.A.B. (c)	(7.697)	1.752	(10.059)	(23.058)	14.850
Book value per share (d)	5.864	14.339	13.197	27.579	40.981
Weighted Average Shares Outstanding (000s)	102,183	102,176	102,007	56,894	56,189
BALANCE SHEET DATA (at end of period):
Cash and cash equivalents	$496.7	$507.6	$1,113.6	$260.9	$549.6
Restricted cash	592.3	568.1	648.6	837.4	1,769.9
Total Current Assets	2,029.5	2,025.3	2,632.5	2,256.6	3,586.7
Property, machinery and equipment-Net	9,716.7	10,012.7	9,430.4	8,979.3	9,472.2
Concessions – Net	32.2	35.9	35.3	40.4	46.8
Total Assets	12,945.3	13,279.0	13,321.0	13.068.5	14,985.9
Current portion of long term debt (e)	332.6	239.8	293.1	208.7	290.6
Obligations for sale of receivables short term (e)	—	—	139.0	103.0	206.6
Long-term debt (e)	10,491.2	10,255.8	10,358.6	9,763.2	9,371.7
Obligations for sale of receivables long term (e)	—	—	6.8	156.5	1,391.2
Capital stock	2,169.9	2,169.9	1,921.4	2,024.4	1,571.6
Stockholders’ Equity (Deficiency) attributable to Stockholders of Grupo TMM, S.A.B.	599.2	1,465.1	1,195.9	1,467.4	2,274.1
Non-controlling equity interest in subsidiaries	59.6	54.3	110.3	95.2	84.0
Total Stockholders’ Equity	658.8	1,519.4	1,306.2	1,562.6	2,358.1
OTHER DATA:
Incremental Capital Investments (f)	$351.2	$191.1	$405.9	$993.0	$4,476.3
Depreciation and Amortization	696.6	640.5	725.3	574.2	346.5

(a)

Includes mainly: (i) in the year ended December 31, 2012: reserve for fiscal resolution cost, gain on the purchase of Inmobiliaria Dos Naciones, amortization of non-competition rights and dividends received from Comercializadora y Distribuidora Milgret; (ii) in the year ended December 31, 2011: goodwill impairment charges, reserve for prepay and arbitration expenses and cancellation of ferriage; (iii) in the year ended December 31, 2010: loss from the sale of subsidiaries and shares of subsidiaries; (iv) in the year ended December 31, 2009: goodwill impairment charges and equipment lease expenses; (v) in the year ended December 31, 2008: a gain from the sale of certain non-strategic subsidiaries, partially offset by goodwill impairment charges and equipment lease expenses.

(b)	Includes the reclassification of income (expense) — net in accordance with International Accounting Standard (“IAS”) No.1: “Presentation of Financial Statements.”
(c)

As of December 31, 2008 the number of Shares outstanding was 55,227,037, as of December 31, 2009 the number of Shares outstanding was 102,024,441, as of December 31, 2010 the number of Shares outstanding was 101,994,641, as of December 31, 2011 the number of Shares outstanding was 102,182,841 and as of December 31, 2012 the number of Shares outstanding was 102,182,841. See Item 4. “Information on the Company – History and Development of the Company.”

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

GRUPO TMM S.A.B. AND SUBSIDIARIES

SELECTED CONSOLIDATED OPERATING DATA

($ in millions)

	Year Ended December 31,
	2012	2011	2010	2009	2008
TRANSPORTATION REVENUES:
Ports and Terminals Operations (a)	101.2	123.7	130.2	89.2	89.1
Maritime Operations (b)	2,188.8	2,133.4	2,534.6	2,696.8	2,303.9

Logistics Operations (c)	992.2	1,041.1	1,132.5	1,288.9	1,496.2
Intercompany revenues (d)	52.5	46.7	62.0	91.9	153.7

Total	$3,334.7	$3,344.9	$3,859.3	$4,166.8	$4,042.9

INCOME ON TRANSPORTATION:
Ports and Terminals Operations	(3.8)	27.8	46.2	18.9	17.8
Maritime Operations	442.9	518.9	755.8	752.6	467.9
Logistics Operations	(103.1)	(107.3)	(178.7)	(133.8)	(133.7)
Shared corporate costs	(185.2)	(199.3)	(186.7)	(239.1)	(227.3)

Total	$150.8	$240.1	$436.6	$398.6	$124.7

(a)	Ports and Terminals Operations consist of a port in Acapulco, Mexico, a terminal at Tuxpan, Mexico, loading and unloading operations at the port of Tampico, Mexico, and the operation of shipping agencies at numerous ports in Mexico.
(b)	Maritime Operations primarily consist of offshore vessels, product tankers, parcel tankers and tugboats.
(c)	Logistics Operations consist of trucking and intermodal transport, warehousing, container maintenance and repair and intermodal terminal operations.
(d)	Represents intercompany transactions between segments, and certain new businesses which are in the development process.

Average Shares Outstanding

Income per Share is calculated based on the average number of Shares outstanding in each relevant year. The average number of Shares outstanding in 2008 was 56,189,025, in 2009 was 56,893,794, in 2010 was 102,006,730, in 2011 was 102,176,138 and in 2012 was 102,182,841. See Item 4. “Information on the Company — History and Development of the Company” and Item 9. “The Offer and Listing — Share Repurchase Program.”

Dividends

At shareholders’ meetings, shareholders have the ability, at their discretion, to approve dividends from time to time. At the Ordinary Shareholders’ Meeting held on April 29, 2011, due to the Company’s current financial condition, our shareholders decided to revoke the resolution adopted at the ordinary shareholders’ meeting held on April 24, 1997 by the shareholders of our predecessor, Transportación Maritima Mexicana, S.A. de C.V. (“TMM”), declaring a dividend equivalent to US$0.17 per Share, subject to our outstanding debt obligations and availability of funds. That dividend was not paid, and no other dividend has been declared since 1997.

Exchange Rates

As of January 1, 2012, we maintain our financial records, including our tax records, in Pesos and all Dollar charges are converted to the Peso equivalent using the prevailing exchange rate. In 2012, approximately 57% of our net consolidated revenues and 29% of our operating costs and expenses were generated or incurred in Dollars. The remainder of our net consolidated revenues and operating expenses were denominated in Pesos.

The following table sets forth the high, low, average and period-end noon buying rates for Pesos reported by Banco de México (the “Noon Buying Rate”) expressed as Pesos per U.S. dollar for the periods indicated below.

	Exchange Rates
Year Ended December 31,	High(1)	Low(1)	Average(2)	End of Year(3)
2008	13.92	9.92	11.14	13.77
2009	15.36	12.60	13.51	13.04
2010	13.18	12.16	12.64	12.38
2011	14.24	11.50	12.43	13.95
2012	14.39	12.63	13.17	12.99

	Exchange Rates
Monthly,	High(4)	Low(4)	Average(5)	End of Month(6)
Year 2013
January	12.99	12.59	12.71	12.71
February	12.87	12.63	12.72	12.87
March	12.83	12.35	12.55	12.35
April(7)	12.36	12.07	12.23	12.28

(1)	The highest and lowest of the Noon Buying Rates for the Peso per U.S. dollar reported by Banco de México on the last business day of each month during the relevant year.
(2)	The average of the Noon Buying Rates on the last day of each month during the relevant year.
(3)	The Noon Buying Rates on the last day of each relevant year.
(4)	The highest and lowest of the Noon Buying Rates of each day in the relevant month.
(5)	The average of the Noon Buying Rates of each day in the relevant month.
(6)	The Noon Buying Rates on the last day of each relevant month.
(7)	Through April 30, 2013.

On April 30, 2013, the Noon Buying Rate was Ps. 12.1326 = US$1.00 (equivalent to Ps. 1.00 = US$0.0824).

Risk Factors

Risks Relating to our Indebtedness

Our substantial indebtedness could adversely affect our financial condition and impair our ability to operate our business, and we may not be able to pay the interest on and principal amount of our indebtedness.

As of December 31, 2012, Grupo TMM’s total debt amounted to $10,823.8 million, which includes $9,839.8 million under our Mexican Peso-Denominated Trust Certificates Program (the “Trust Certificates Program”), $909.8 million of bank debt owed to several different banks and $74.2 million owed to non-institutional lenders; of this debt, $332.6 million is short-term debt, and $10,491.2 million is long-term debt. As of March 31, 2013, Grupo TMM’s total debt amounted to $10,581.4 million, which includes $9,655.2 million under our Trust Certificates Program, $852.8 million of bank debt owed to several different banks and $73.4 million owed to non-institutional lenders; of this debt, $239.1 million is short-term debt, and $10,342.3 million is long-term debt. Under IFRS, transaction costs in connection with financings are required to be accounted for as debt.

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

Our agreements for our ship financings contain a number of restrictive covenants and any additional financing arrangements we enter into may contain additional restrictive covenants. These covenants restrict or prohibit many actions, including our ability, or that of our subsidiaries, to, among others:

•	incur additional indebtedness;

•	create or suffer to exist liens;

•	prepay certain debt;

•	make certain restricted payments, including the payment of dividends;

•	carry out certain investments;

•	engage in certain transactions with shareholders and affiliates;

•	use assets as security in other transactions;

•	issue guarantees to third parties;

•	sell assets; and

•	engage in certain mergers and consolidations or in sale-leaseback transactions.

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

As of December 31, 2011 and 2012, and March 31, 2013, we were in compliance with all of our covenants under these facilities.

We have to service our peso-denominated debt with revenues generated in dollars, as we do not generate sufficient revenue in pesos from our operations to service all of our peso-denominated debt. This could adversely affect our ability to service our debt in the event of a devaluation or depreciation in the value of the dollar against the Mexican peso.

As of March 31, 2013, approximately 96% of our debt was denominated in pesos. As of the date of this Annual Report, we do not generate sufficient revenue in pesos from our operations to service all of our peso-denominated debt. Consequently, we have to use revenues generated in dollars to service our peso-denominated debt. A devaluation or depreciation in the value of the dollar, compared to the Mexican peso, could adversely affect our ability to service our debt. During 2012, the Mexican peso had appreciated approximately 6.9% against the dollar. During 2013 through April 30, 2013, the Mexican peso had appreciated approximately 6.6% against the dollar.

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

Under Mexican law, when a company has accumulated losses in excess of two-thirds of its capital stock, any third party with legal interest may request the corresponding judicial authorities to declare the dissolution of the company. In our audited report for the periods ended December 31, 2008, 2009, 2010, 2011 and 2012, our independent auditors indicated that a substantial doubt existed as to our continuation as a going concern because we had sustained substantial losses from continuing operations during those periods. For the periods ended December 31, 2008 and 2011, we reported a profit from our continuing operations.

Although Grupo TMM improved its operating income in 2008 and 2011, it incurred a net loss in 2009, 2010 and 2012. Our ability to continue as a going concern is subject to our ability to generate sufficient profits and/or obtain necessary funding from outside sources and there can be no assurance that we will be able to generate such profits or obtain such funding.

If our time charter arrangements are terminated or expire, our business could be adversely affected.

As of December 31, 2012, we had four product tanker vessel on time charter to PEMEX Refinación (“PER”), one product tanker that was not chartered throughout the second half of 2012, and 23 offshore vessels on time charter to Pemex Exploración y Producción (“PEP”). PER and PEP are subsidiaries of Petroleos Mexicanos, the national oil company of Mexico (“PEMEX”). In addition, in 2012 we entered into five offshore vessel chartering agreements with private operators with time periods ranging from one to two years. In the event that our time charter arrangements are terminated or expire without being renewed, we will be required to seek new bareboat or time charter arrangements for these vessels. We cannot be sure that bareboat or time charters will be available for the vessels following termination or expiration, or that bareboat or time charter rates in effect at the time of such termination or expiration will be comparable to those in effect under the existing time charters or in the present market. In the event that bareboat or time charters are not available on terms acceptable to us, we may use those vessels in the spot market. Because charter rates in the spot market are subject to greater fluctuation than longer term bareboat or time charter rates, any failure to maintain existing, or enter into comparable, charter arrangements could adversely affect our operating results.

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

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of a vessel may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage. Although our current fleet of 41 vessels had an average age of approximately 12.5 years as of March 31, 2013, we cannot assure you that, as our vessels age, market conditions will justify such expenditures or will enable us to profitably operate our vessels during the remainder of their expected useful lives.

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

As of March 31, 2013, we had 3,241 employees, approximately 43% of whom were unionized. The compensation terms of the labor agreement with these employees are subject to renegotiation on an annual basis and all other terms are renegotiated every two years. If we are not able to negotiate these provisions favorably, strikes, boycotts or other disruptions could occur, and these potential disruptions could have a material adverse effect on our financial condition and results of operations and on our ability to meet our payment obligations under our financing arrangements.

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

Mexico has historically experienced uneven periods of economic growth. Mexico’s gross domestic product (“GDP”) increased 1.3%, 5.5%, 3.9% and 4.0% in 2008, 2010, 2011 and 2012, respectively and decreased by 6.5% in 2009. GDP growth was slightly lower than the Banco de Mexico Consensus Board(1) estimated for 2012; however, the Banco de Mexico Consensus Board estimates that GDP in Mexico is expected to grow by approximately 3.4% in 2013, while inflation is expected to be 3.9%. We cannot assure you that these estimates will prove to be accurate. The Mexican Government has exercised, and continues to exercise, significant influence over the Mexican economy. Accordingly, Mexican governmental actions concerning the economy and state-owned enterprises could have a significant impact on Mexican private sector entities in general and on us in particular, as well as on market conditions, prices and returns on Mexican securities, including our securities.

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

(1)	The Banco de Mexico Consensus Board comprises 33 groups of private analysts and consultants specializing in the Mexican and international economies.

High interest rates in Mexico could increase our financing costs.

Mexico historically has had, and may continue to have, high real and nominal interest rates. The interest rates on 28-day Mexican government treasury securities averaged 7.69%, 5.43%, 4.40%, 4.24% and 4.85% in 2008, 2009, 2010, 2011 and 2012 respectively, and for the three-month period ended March 31, 2013, they averaged 4.35%.

A total of $9,839.8 million of our debt represented by our Trust Certificates Program was incurred in Mexican Pesos at the Mexican interbank rate, TIIE, plus 2.45%. The Company has hedged the interest rate risk of this variable rate debt at a maximum rate of 10.8% for the next two years. As of December 31, 2012, the 28-day TIIE rate was 4.8%, as of March 31, 2013, the rate was 4.3%, and as of April 30, 2013, the rate was 4.3%.

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

2008	6.53%
2009	3.57%
2010	4.40%
2011	3.82%
2012	3.57%
2013 (three months ended March 31)	1.64%

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

Mexican political events may significantly affect our operations. The change in the governing party as a result of Mexico’s federal presidential and congressional elections last December may result in significant changes in laws, as well as in policies and regulations that could alter Mexico’s political and economic situation, and which could consequently affect the Company’s operations. We cannot provide any assurances that political developments in Mexico, over which we have no control, will not have an adverse effect on our business, financial condition or results from operations.

Although as of March 2013 Mexico’s daily oil production statistics indicate there has been no significant change compared to 2009-2012 period, production has fallen by more than 500,000 barrels per day compared to 2007 levels and could continue falling in the coming years. Currently, 45% of the total amount of gasoline used for Mexico’s domestic consumption is imported. Specialists have concluded that if investments are not made to further PEMEX’s technological capabilities, its oil production could decline considerably, which could weaken the financial position of the Mexican Government.

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

The Serrano Segovia family controls the Company through José Serrano Segovia’s direct and indirect ownership of our Shares, and members of the Serrano Segovia family serve as members of our Board of Directors. Holders of our ADSs may not vote at our shareholders’ meetings. Each of our ADSs represents five CPOs. Holders of CPOs are not entitled to exercise any voting rights with respect to the Shares held in the Master Neutral Investment Trust (Fideicomiso Maestro de Inversion Neutra) (the “CPO Trust”). Such voting rights are exercisable only by the trustee, which is required by the terms of the trust agreement to vote such Shares in the same manner as the majority of the Shares that are not held in the CPO Trust that are voted at any shareholders’ meeting. Currently the Serrano Segovia family owns a majority of the Shares that are not held in the CPO Trust. As a result, the Serrano Segovia family will be able to direct and control the policies of the Company and its subsidiaries, including mergers, sales of assets and similar transactions. See Item 7. “Major Shareholders and Related Party Transactions — Major Shareholders.”

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

Our ADSs have been delisted from the New York Stock Exchange (“NYSE”) and are now traded on the over-the-counter (“OTC”) market, which may limit the liquidity and price of our ADSs more than if the ADSs were quoted or listed on the NYSE.

At a meeting held on May 22, 2012, the Board of Directors of Grupo TMM, S.A.B. approved, by unanimous consent, the voluntary delisting of TMM’s ADSs from the NYSE. To effect such delisting, the Company submitted Form 25 to the SEC on June 5, 2012. Shortly thereafter, the Company’s ADSs were delisted from the NYSE and began to trade on the OTC market under the ticker symbol GTMAY. Quotation of the ADSs on the OTC market may limit the liquidity and price of the ADSs more than if the ADSs were quoted or listed on the NYSE.

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

As a result of the securities law in Mexico promulgated in June 2006, publicly traded companies in Mexico were transformed by operation of law into Sociedades Anónimas Bursátiles (Public Issuing Corporation) and were required to amend their by laws to conform them to the provisions of the new law. Accordingly, on December 20, 2006, the Company added the term “Bursátil” to its registered name to comply with the requirements under Mexico’s new securities law, or Ley del Mercado de Valores. As a result, the Company is known as Grupo TMM, Sociedad Anónima Bursátil, or Grupo TMM, S.A.B. In addition, the Series A Shares of the Company were renamed as nominative common shares without par value (“Shares”). The rights afforded by the new Shares are identical to the rights afforded by the former Series A Shares.

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

Maritime Operations. Our Maritime Operations division provides maritime transportation services, including offshore vessels that provide transportation and other services to the Mexican offshore oil industry, tankers that transport petroleum products within Mexican waters, parcel tankers that transport liquid chemical and vegetable oil cargos from and to the United States and Mexico, and tugboats that provide towing services at the port of Manzanillo, Mexico. As of March 31, 2013, we provide these services through our fleet of 41 vessels, which includes product and chemical tankers, harbor tugs and a variety of offshore supply vessels.

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

Set forth below are our total revenues over the last three fiscal years for each of our business segments:

	Consolidated Transportation Revenues ($ in millions) Years Ended December 31,
	2012	2011	2010
Maritime Operations	$2,188.8	$2,133.4	$2,534.6
Ports and Terminals Operations	101.2	123.7	130.2
Logistics Operations	992.2	1,041.1	1,132.5
Other Business	52.5	46.7	62.0

Total	$3,334.7	$3,344.9	$3,859.3

All of these revenues are earned in Mexico except for a portion of revenues from our chemical tankers and product tankers.

Recent Developments

Extension of Harbor Towage Concession in Manzanillo

In December 2006, we obtained an extension by the Port Authorities to provide harbor towage services in the port of Manzanillo, Colima, for eight additional years from January 27, 2007 until January 27, 2015.

In 2007 we were authorized to provide harbor towage services for ten years to LPG vessels to “Z Gas del Pacifico”, S.A. de C.V. in Manzanillo, Colima.

As of August 2012, the Federal Electricity Commission (CFE) began liquified natural gas (LNG) operations in the port of Manzanillo. Such operations require the towing service at Manzanillo terminal, which we provide.

Delisting of ADSs from the NYSE; Commencement of Trading on OTC Market

On May 2, 2012, we announced our financial results for the first quarter of 2012. When our financial results were converted to U.S. dollars at the exchange rate in effect at the end of the first quarter, the results showed that we had fallen below the NYSE’s continued listing standards for average global market capitalization and stockholders’ equity. On May 22, 2012, Grupo TMM’s Board of Directors approved a resolution authorizing the voluntary delisting of TMM’s ADSs from the NYSE.

On May 23, 2012, we issued a press release announcing the Board of Directors’ decision to voluntarily delist TMM’s ADSs from the NYSE, and explaining that the decision was based on a careful review of the circumstances, including the volatility of the exchange rate between U.S. dollars and Mexican pesos, which created uncertainty regarding TMM’s ability to satisfy the NYSE’s continued listing standards going forward. In addition, the Company’s Board of Directors cited the low trading volume in TMM’s ADSs and the compliance costs associated with maintaining a U.S. listing.

On June 5, 2012, the Company filed a Form 25 with the SEC to initiate the delisting of its ADSs from the NYSE. The delisting became effective on June 15, 2012, and on June 18, 2012, TMM’s ADSs began trading on the OTC market under the ticker symbol GTMAY.

TMM’s ADSs continue to be registered in the United States under the U.S. Securities Exchange Act of 1934 and TMM’s nominative common shares underlying the ADSs continue to be traded in Mexico on the Bolsa Mexicana de Valores (the “Mexican Stock Exchange”).

See Item 9. “The Offer and Listing — Delisting of ADSs from the NYSE; Commencement of Trading on OTC Market”.

Purchase of a Shipyard in Tampico

On January 30, 2012, we purchased IDN, a company that holds a concession to operate a shipyard in the port of Tampico, Mexico. The total purchase price for the acquisition, including various assets, was $54.3 million. The shipyard is strategically positioned in the Gulf of Mexico, in close proximity to offshore oil and gas facilities and other key commercial routes between the Southeastern United States and Mexico. The shipyard provides ship repair services and is currently working at full capacity. We expect that the shipyard will also enable us to provide service to more than 30 vessels per year, of which we expect approximately 37% will be from our own fleet, which should result in reduced costs due to increased efficiency in maintaining, repairing and positioning our vessels. In addition, we expect to develop the necessary capabilities to build vessels at the shipyard. This will allow us to compete to build vessels for PEMEX, which recently expressed its intention to add 32 offshore vessels to its fleet, of which 21 are required to be Mexican-built vessels.

Arbitration Claims Between Pacific Richfield Marine Pte. Ltd. (“PRM”) and Grupo TMM

Grupo TMM was recently a claimant in two arbitrations with PRM, a Singapore company. The arbitrations were conducted under the Singapore International Arbitration Centre Rules and related to alleged breaches by PRM of two Memoranda of Agreements (“MOAs”) for the sale of two vessels. Grupo TMM sought recovery of the deposits it had paid for the two vessels in the sum of US$5.2 million dollars (approximately Ps. 67.5 million) and damages for breaches of the MOAs. PRM alleged that Grupo TMM was in breach of the MOAs and sought a declaration that it was entitled to retain the deposits and receive damages for breach of the MOAs. On November 28, 2011, the arbitral tribunal resolved the claims in favor of PRM and ordered Grupo TMM to instruct Platou, the broker holding the deposits, to release the same to PRM.

On January 16, 2012, Grupo TMM filed suit in Mexico challenging the validity of the award under the New York Convention for the Recognition and Enforcement of Foreign Arbitral Awards. After allowing the suit to proceed, the judge issued an order directing Platou not to release the deposit until PRM appears before the court in Mexico and requests enforcement of the arbitral award. In addition, on February 28, 2012, Grupo TMM filed a petition to set aside the award in Singapore on the grounds that the arbitrator failed to properly consider all the arguments and documents presented. As of December 31, 2012, the Company had reserved the amount of the deposit and also created an additional allowance for potential legal fees associated with this case. Both items are reported in other expenses – net for the year ended December 31, 2012.

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

As part of the restructuring of the Securitization Facility, a company affiliated with Grupo TMM, Vex Asesores Corporativos, S.A.P.I. de C.V. (“VEX”), purchased certificates with a face value of approximately US$86.5 million (approximately Ps. 1,206.5 million) (the “Purchased Certificates”) from Deutsche Bank AG London.

As described below, pursuant to a separate agreement between VEX and Grupo TMM, all but US$6 million (approximately Ps. 83.7 million) of the Purchased Certificates were subsequently cancelled and were exchanged for cash, equity in Grupo TMM, and other consideration. The transaction with VEX was approved by the Board of Directors of Grupo TMM on the basis of a prior approval by TMM’s Auditing and Corporate Governance Committee, which received an independent expert’s fairness opinion on the consideration and other terms and conditions of the transaction.

Pursuant to a resolution adopted at the Extraordinary General Shareholders’ Meeting held on December 15, 2009 and with the authorization of the Comisión Nacional Bancaria y de Valores, on January 6, 2010, VEX acquired 46,797,404 Shares for an aggregate subscription price of US$41,181,715.53 (approximately Ps. 574.4 million), or US$0.88 (approximately Ps. 12.3) per Share (equivalent to $US4.40 (approximately Ps. 61.4) per ADS). The subscription price per Share was 10% higher than the ADS closing price on January 5, 2010. VEX paid the subscription price for the Shares as part of the consideration for its sale to Grupo TMM of the Purchased Certificates. The remainder of the consideration VEX received for the Purchased Certificates consisted of US$27,103,065.52 in cash (approximately Ps. 378.0 million), a five-year promissory note from Grupo TMM in the principal amount of US$12,250,000.00 (approximately Ps. 170.9 million), and subordinated trust certificates issued under the Securitization Facility with a face amount of US$6,000,000.00 (approximately Ps. 83.7 million). In May 2010, VEX distributed 18,437,440 of the 46,797,404 Shares it acquired to various investors who participated in VEX’s purchase of the Purchased Certificates from Deutsche Bank AG London.

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

On May 13, 2011, the Company entered into an agreement with Deutsche Bank AG London pursuant to which the Company repurchased all of the certificates held by Deutsche Bank AG London for a total of approximately US$9.1 million (approximately Ps. 126.9 million), and all of the certificates were subsequently cancelled concurrently with the cancellation of subordinated trust certificates held by VEX. The Company formally terminated the Securitization Facility effective June 30, 2011.

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

We closed our fourth issuance of trust certificates under the program on July 29, 2010, which by the General Shareholders’ Meeting resolutions on April 30, 2010 was increased to 10.5 billion Pesos. This issuance was used primarily to repay the previous three issuances, thereby consolidating the debt under the program, and to refinance existing vessel indebtedness.

Purchase of Two Tugboats

On February 12, 2007, we entered into an agreement for the purchase of two newbuilding tugboats with Med Yilmaz Shipyard in Turkey for an aggregate purchase price of US$14.0 million (approximately $152.7 million). In January 2008, we entered into a line of credit with Natixis to finance 85% of the total purchase price for the acquisition of these tugboats. On March 20, 2008, both vessels commenced operations in our tugboat services division in the Port of Manzanillo, Mexico. The financing facility was prepaid in full in July 2010 with proceeds from our fourth issuance of trust certificates.

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

FSIV “Isla San Diego”. On July 30 2012, we entered into an agreement for the purchase from Gulf-Mark Americas Inc. of an offshore FSIV. This FSIV was delivered in August 2012. The purchase of this vessel was financed by the fourth tranche of our Trust Certificates Program.

Charter of Additional Vessel

AHTS “Subsea 88”. On August 24, 2012, we were awarded a bareboat charter contract with Subsea Petroleum Services, S.A.E. of one. It was delivered on August 2012. This vessel has been incorporated into our offshore services to Petroleos Mexicanos (PEMEX).

Sale of Three Vessels

As part of the Company’s plan to modernize its fleet, the Company has sold some of its older offshore vessels in recent years: (i) on January 31, 2012, we sold Supply Tug “Isla Montague” to Naviera Armamex S.A. de C.V.; (ii) on December 18, 2012, we sold Supply Tug “Isla Cozumel” to Grupo EVYA S.A. de C.V. and (iii) on March 13, 2013, we sold Supply Tug “Isla del Carmen” to Gulf Marines Contractors S. de R.L. de CV.

SSA Claims

In July 2006, February 2007 and May 2012, Grupo TMM received claim notices from SSA relating to certain contingencies affecting SSA (formerly TMM Puertos y Terminales, S.A. de C.V. or TMMPyT) in connection with the Amended and Restated Master Agreement dated July 21, 2001.

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

On March 6, 2009, the Arbitral Tribunal resolved the claim submitted to arbitration, and ordered Grupo TMM to pay SSA $30.8 million plus interest at a 6% annual rate from November 8, 2006.

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

In June 2010, SSA obtained a favorable ruling in its tax proceeding. The ruling was confirmed on November 25, 2010, and on February 1, 2011 Grupo TMM and SSA entered into an agreement pursuant to which the arbitration proceeding was settled in exchange for a payment by the Company to SSA in the amount of $2.4 million. This settlement agreement supersedes the agreements entered into in 2009.

On January 10, 2013, we were officially notified by the ICC of arbitration proceedings with respect to the claim submitted in May 2012, which related to payments made by SSA to a law firm regarding a tax proceeding with the tax authorities in Mexico and which related to the trademark of Servicios en Puertos y Teminales. The specifics of the claim have not been provided to the Company. The arbitration proceeding is in its initial stages and an arbitration panel has been chosen.

Sale of Investment in Grupo Seglo

On April 20, 2010, Grupo TMM agreed to sell its stockholdings in the companies that comprised Grupo Seglo to its partner for $60 million.

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

	Foreign Trade 2010-2012(a)
	As of December 31, (in millions of Dollars)
	2012		2011		2010
Total Exports	US$	370,915	US$	349,676	US$	298,361

Total Imports	US$	370,752	US$	350,842	US$	301,482
Total Trade Flows	US$	741,666	US$	700,518	US$	599,843
Growth Rate—Exports		6.1%		17.2%		29.8%
Growth Rate—Imports		5.7%		16.4%		28.6%
Growth Rate—Total		5.9%		16.8%		29.2%
Growth Rate—GDP(b)		4.0%		3.9%		5.5%

(a)	The figures include the in-bound (maquiladora) industry.
(b)	The methodology for calculating Growth Rate-GDP was modified by the Instituto Nacional de Estadistica, Geografia e Informatica (INEGI) and is based on 2003 prices.

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

During 2012 we (i) entered into an agreement for the purchase of a fast support intervention vessel which was delivered in August 2012 and (ii) were awarded a bareboat charter contract for a an anchor handling tug supply vessel with Subsea Petroleum Services, S.A.E. for a two hundred forty-day period.

In January 2012, we acquired a shipyard in the port of Tampico, Mexico. The shipyard provides ship repair services and will enable us to provide drydock service to more than 30 vessels per year, of which approximately 37% will be from our own fleet, which should reduce our vessel maintenance and repair costs. We expect the shipyard to generate an annual EBITDA of approximately $27.3 million and a margin of 32% during its first year of operation. In the long term, we expect to have the capacity to be able to build vessels at the shipyard, enabling us to compete to satisfy PEMEX’s expected demand for new offshore vessels.

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

Reducing Corporate Overhead and Other Operating Costs

Over the last few years, we have significantly reduced our operating costs. We have developed TMM Plus, an Internet-based information systems platform that integrates logistics services, thereby increasing the efficiency of our logistics operations. TMM Plus supports dedicated logistics contracts and yard management and allows our customers to access information regarding the location and status of their cargo via touch-tone telephone or computer. In addition, we have reduced and will continue to reduce, the number of companies within our organizational structure in an effort to streamline operations, reduce operating costs and focus management’s attention on our most profitable businesses. We believe our level of corporate overhead was in line with our business during 2012.

Sources of Financing

We expect to finance the expansion plans mentioned above mainly through secured credit arrangements and other asset-backed financings, similar to what the Company has been doing through its Trust Certificates Program.

Debt Refinancing

The refinancing of our current debt is a priority in order to extend the maturity of such debt and achieve lower debt service requirements and interest costs. Accordingly, we are evaluating several alternatives to refinance debt that was not refinanced through our Trust Certificates Program. In addition, our goal is to improve our operational flexibility by refinancing the debt with debt that does not contain as many restrictive covenants as are contained in our current debt agreements. During 2012, the Company continued to pay its obligations under its current debt agreements. In addition, the Company prepaid the Securitization Facility, restructured and partially prepaid debt related to parcel tankers with Deutsche Bank and prepaid principal under the Trust Certificates Program. The depreciation of the peso also had the effect of reducing the amount of the total debt expressed in U.S. dollars.

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

Maritime Operations

Our Maritime Operations include: (a) supply and logistics services to the oil offshore industry at offshore facilities in the Gulf of Mexico and between ports, moving crews and/or cargo to and from oil platforms; (b) product tankers for the transportation in cabotage of petroleum products, such as the distribution of gasoline to a variety of Mexican ports where the gasoline is further distributed inland; (c) parcel tankers, also known as chemical tankers, for the transportation of liquid chemical cargoes between ports in Mexico and the United States; (d) tugboats that provide harbor towing services in and out of the port of Manzanillo; and (e) shipyard services, including ship repair and dry docking services. Mexican law provides that cabotage (intra-Mexican movement between ports) is reserved for ships flying the Mexican flag, which we believe provides us with a competitive advantage in this market. This segment accounted for 66% of consolidated revenues for the year 2012, 64% for the year 2011, and 66% for the year 2010.

Fleet Management

As of March 31, 2013, we operated a fleet comprised of product tankers and parcel tankers, as well as a fleet of offshore vessels and tugboats. Of a total of 41 vessels, 38 are owned tonnage (five product tankers, 26 offshore vessels, two parcel tankers and five tugboats) and three are chartered units (one offshore, one parcel tanker and one tugboat).

The table below sets forth information as of March 31, 2013, about our fleet of owned and chartered vessels by type, size and capacities:

Vessel Type	Number of Vessels	Total Dead Weight Tons (in thousands)	Total Cubic Meter Capacity (in thousands)		BHP(*)
Offshore vessels	27	35.2		**	5,396
Product tankers	5	231.3	253.1			**
Parcel tankers	3	40.9	43.9			**
Tug boats	6	2.6		**	4,580

Total	41	310.0	297.0

*	Average Brake Horse Power.
**	Not applicable.

Offshore Vessels

We have been participating in this business for 20 years. Our offshore division provides supply and logistics services to the offshore industry between the ports and the offshore facilities in the Gulf of Mexico through a specialized fleet that includes fast and conventional crew vessels, supply vessels, anchor handling tug supply vessels, floating production, storage and offloading (“FPSO”) vessels and Dynamic Positioning (“DP”) vessels. Other services include supply and administration of onboard personnel, coordination and supervision of the maritime transport of staff, materials and equipment from the base on shore to operational points of the vessels within the oil-drilling zone of the Gulf of Mexico, and coordination and supervision of catering and accommodation matters onboard the vessels. As of March 2013, TMM’s offshore fleet represented 5.8% of Mexico’s offshore fleet. As of March 31, 2013, 22 TMM vessels were directly hired by PEMEX, and five additional vessels were hired by private operators engaged in the construction and maintenance sectors for PEMEX or working in the spot market.

Product Tankers

Since 1992, we have provided product tanker chartering services to PEMEX for the transportation of clean and dirty petroleum products, from refineries to various Mexican ports. Our fleet is comprised of five product tankers, which include one long-term contract entered into during August 2009 and three short-term contracts with PEMEX and one tanker which was not chartered throughout the second half of 2012.

Set forth below is information regarding our product tanker fleet as of March 31, 2013:

Vessel	Year	Flag	Hull		DWT(1)	LOA(3) (m)(4)	Beam(m)	Charterer
Veracruz (formerly Amatlan II)	2002	Mexico	DH	(2)	45,467	189	32	Pemex
Palenque II (formerly Choapas II)	1992	Mexico	DH	(2)	44,646	182	30	—
Tajin	2003	Mexico	DH	(2)	47,147	183	32	Pemex
Tula	2005	Marshal Islands	DH	(2)	46,955	183	32	Pemex
Tulum	2000	Marshal Islands	DH	(2)	47,131	183	32	Pemex

(1)	Dead weight tons.
(2)	Double hull.
(3)	Overall length.
(4)	Meters.

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

Parcel Tankers

Our parcel tanker business operates between Mexican and American ports in the Gulf of Mexico, transporting chemicals, vegetable and animal oils and molasses. The majority of the transported cargo is under contracts of affreightment (“COAs”) in which the customers commit the carriage of their cargo over a fixed period time on multiple voyages, with a minimum and a maximum cargo tonnage at a fixed price. The vessel operator is responsible for the vessel, the fuel and the port expenses. Currently, our chemical tanker fleet is comprised of two owned vessels and one time-chartered vessel. We transported 762 thousand tons of chemical products in our parcel tankers during 2012, 798 thousand tons during 2011, and 1.1 million tons during 2010. Our primary customers for our parcel tanker services include major oil and chemical companies.

Set forth below is information regarding our parcel tankers as of March 31, 2013:

Vessel	Flag	Year	LOA	Beam	Draft	DWT(1)	Capacity M3 Total
			(m)(2)	(m)	(m)
Olmeca	Marshall Islands	2003	130.0	22.4	12.0	15,200	16,800
Maya	Marshall Islands	2002	123.0	20.0	8.7	12,451	14,102
Vale	Singapore	2007	128.6	21.7	8.7	13.061	13.061

					Total	40,712	43,963

(1)	Dead weight tons.
(2)	Meters.

Harbor Towing

Since January 1997, TMM (formerly Servicios Mexicanos en Remolcadores, S.A. de C.V.) has provided tugboat services in the port of Manzanillo under a 10-year concession, including port docking and navigation in and out of channels and port facilities into open waters. In December 2006, the concession to operate this business was renewed by the relevant authorities for eight more years. As of March 31, 2013 we were operating five owned vessels in this port, and one time-charter vessel.

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

Customers and Contractual Arrangements

The primary purchasers of our Maritime Operations services are multi-national oil, gas and chemical companies. These services are generally contracted for on the basis of short-term or long-term time charters, voyage charters, COAs or other transportation agreements tailored to the shipper’s requirements. In 2012, our ten largest customers accounted for approximately 90% and 57% of Maritime Operations revenues and consolidated revenues, respectively. The loss of one or more of our customers could have a material adverse effect on the results of operations of our Maritime Operations.

The services we provide are arranged through different contractual arrangements. Time charters are the principal contractual form for our Maritime Operations.

In the case of a time charter, the customer is responsible for the hire, fuel and port expenses, and we are responsible for the nautical operation of the vessel including the expenses related with the crew, maintenance, and insurance of the vessels. When we bareboat charter a vessel to a customer, the customer is responsible for the hire, fuel and port expenses but also assumes all risk of the nautical operation, including the associated expenses. COAs are contracts with a customer for the carriage of cargoes that are committed on a multi-voyage basis over a period of weeks or months, with minimum and maximum cargo tonnages specified over the period at fixed rates per ton depending on the duration of the contract. Typically, under voyage charters and contracts of affreightment the vessel owner pays for the fuel and any applicable port charges.

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

Ports and Terminals Operations

We conduct operations at the Mexican ports of Acapulco, Tuxpan and Tampico. We have been granted three partial assignment agreements of rights and obligations in respect to our operations at Tuxpan. Additionally, we own land and a multipurpose cargo terminal in Tuxpan. Our concession in Acapulco and our partial assignment agreement of rights and obligations in Tuxpan give us the right of first refusal to continue operations for a second term once the term of the original contract expires. In August 2010, we began operations in the port of Tampico, where we were granted a two-year permit (renewable for an additional two years) to conduct vessel loading and unloading. In September of 2012, the permit was extended for four years and is renewable for an additional four years. Ports and Terminals operations accounted for 3% of consolidated revenues in 2012, 4% in 2011 and 3% in 2010.

The following table sets forth our existing port facilities and concessions:

Port	Concession	Date Awarded	Duration
Acapulco	Integral port administration	June 20, 1996	25 years (with the possibility of extension)

Tuxpan	Approximately 1,300 meters of waterfront	September 25, 2000	20 years (with the possibility of extension)

	Approximately 0.8 hectares of land	April 7, 1997	20 years (with the possibility of extension)

	Stevedoring Services	August 4, 1999	20 years (includes extension for 10 years that was exercised in 2009).

Tampico	Permit for loading and unloading operations	September 24, 2012	4 years (with the possibility of extension for 4 years)

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

In 2012, we handled 89,187 automobile exports for Volkswagen, Chrysler and Nissan to South America and Asia, reflecting a decrease of 1% from 2011, when we handled approximately 90,325 automobiles at our terminal.

Acapulco is one of the main tourist ports in Mexico. During 2012, we had 9 cruise ship calls, which represents an 89% decrease from 81 calls in 2011.

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

Tampico

In July 2010, we were granted a two-year permit to conduct vessel loading and unloading operations in the public berths at the port of Tampico. In September 2012, the permit was extended for four years and is renewable for an additional four years. Our operations in Tampico involve the loading and unloading of general cargo, such as steel and wood.

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

maintenance and repair of containers in principal Mexican ports and cities; and inbound and outbound distribution using multiple transportation modes. Due to the scope of our operations, together with the extent of our experience and resources, we believe that we are uniquely positioned to coordinate the entire supply chain for our customers. This segment accounted for 24% of consolidated revenues in 2012, 31% in 2011 and 29% in 2010.

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

Trucking Services

In conjunction with our logistics facilities, we offer truck transport and dedicated logistics trucking services as a value-added component to streamline the movement of products to and from major Mexican cities and rail hubs. Under Mexican law, truck transportation within Mexico can be performed only by Mexican-owned companies, such as Grupo TMM. As of March 31, 2012, we operated 225 trucks. We currently provide dedicated trucking services to several major manufacturers and retailers including Jumex, Unilever and Home Depot.

Our over-the-road units provide trucking services are also offered to various customers in the spot market, thus increasing the productivity of the fleet with a direct benefit to our customers through joint synergies in high-traffic routes of goods.

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

We have developed TMM Plus, an internet-based information systems platform that integrates different logistics services, thereby increasing the efficiency of our logistics operations. The information systems platform supports dedicated logistics contracts and yard management. The systems platform allows our customers to access information regarding the location and status of their cargo via computer. See “— Business Strategy — Reducing Corporate Overhead and Other Operating Costs.”

Competition

Maritime Operations

The Company’s primary competitors in the offshore vessel business are Oceanografía, S.A. de C.V., Tidewater de Mexico, S. de R. L. de C.V., Naviera Bourbon Tamaulipas, S.A. de C.V., Mantenimiento Express Marítimo, S.R.L. and Naviera Integral, S.A. de C.V.

The Company’s primary competitor in the parcel tanker business is Stolt-Nielsen Transportation Group Ltd. Some other competitors in this business include Clipper, Eitzen and Caribbean Tankers, Inc.

Our tugboat business does not have a direct competitor within the port of Manzanillo, however other important tugboat operations in Mexico are provided by Saam Remolques, S.A., Cia. Maritima del Pacifico, S.A. de C.V. and Cia Maritima Mexicana, S.A. de C.V.

The Company’s primary competitors in the product tanker business are Blue Marine Cargo, S.A. de C.V., Naviera Tulum, S.A. de C.V., Naviera Tapias, S.A. and Naviera del Sureste, S.A. de C.V. and PMI Trading.

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

Organizational Structure

We hold a majority of the voting stock in each of our subsidiaries. The most significant subsidiaries, as of March 31, 2013, include:

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

Concession Rights and Related Assets as summarized below:

	Years Ended December 31,
	2012	2011	Estimated Amortization Life (Years)
	(In thousands of Pesos)
API Acapulco	$94,607	$94,607	10
Tugboats in the port of Manzanillo	30,266	30,266		*

	124,873	124,873
Accumulated amortization	(92,706)	(88,930)

Concession rights and related assets—net	$32,167	$35,943

(*)	Fully amortized.

Property, Plant and Equipment are summarized below:

	Years Ended December 31,
	2012	2011	Estimated Total Useful Lives (Years)
	(In thousands of Pesos)
Vessels	$7,350,720	$7,634,540	25
Shipyard	57,979		40
Drydocks (major vessel repairs)	107,760	83,267	2.5
Buildings and installations	230,774	248,323	20 and 25
Warehousing equipment	5,753	8,326	10
Computer equipment	1,436	4,603	3 and 4
Terminal equipment	7,926	8,773	10
Ground transportation equipment	212,484	263,748	4, 5 and 10
Other equipment	11,989	13,657

	$7,986,821	$8,265,237
Land	1,401,551	1,376,460
Construction in progress	328,281	371,006

Total Property, Plant and Equipment—net	$9,716,653	$10,012,703

On January 30, 2012, the Company acquired a shipyard in the port of Tampico for $54.3 million. The shipyard is focused on ship repair and has two floating docks with capacity of 3,000 metric tons.

As of December 31, 2012, 24 offshore vessels, 5 tanker vessels and 5 tugboats have been pledged to secure our obligations under our Trust Certificates program. In addition, 10 properties have been pledged to secure our obligations under our line of credit from Banco Nacional de Comercio Exterior, and 39 trucks and trailers have been pledged to secure our obligations under our financing facility with Daimler Financial Services Mexico.

The Company has adopted the revaluation model to determine the carrying amounts for one class of its fixed assets (properties), in accordance with IAS 16, “Property, Plant and Equipment.” As a result, in December 2010, the Company recognized a net surplus of $1,209.7 million from the revaluation of fixed assets as follows: land $1,154.0 million; buildings and facilities $58.5 million; and construction in progress $(2.8) million. See Note 3j to the accompanying Audited Consolidated Financial Statements contained elsewhere herein.

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

Over the last few years, we have made and continue to make significant changes to our business, including:

•

Expanding our Maritime Operations: We have strengthened and streamlined our Maritime Operations in recent years, developing the business into our most profitable segment. We remain focused on expanding our Maritime Operations to add specialized offshore vessels to our fleet in order to meet market requirements for new generation vessels with higher-rated and deeper-water capabilities. In addition, we have attempted to increase our cabotage services through medium and long-term contracts, and have continued our efforts to add specialized offshore vessels to our fleet in order to satisfy increasing Mexican demand for exploration and distribution services. See Item 4. “Information on the Company — Business Strategy – Expansion of our Maritime Operations.”

•

Acquiring a shipyard in the port of Tampico: In January 2012, we acquired a shipyard in the port of Tampico, Mexico, which provides ship repair services and will enable us to provide drydock service to more than 30 vessels per year, of which approximately 37% will be from our own fleet, which should reduce our vessel maintenance and repair costs. We expect the shipyard to generate an annual EBITDA of approximately US$2.1 million and a margin of 32% during its first year of operation. In the long term, we expect to have the capacity to be able to build vessels at the shipyard, enabling us to compete to satisfy PEMEX’s expected demand for new offshore vessels. See Item 4. “Information on the Company — Business Strategy – Expansion of our Maritime Operations.”

•

Developing a container terminal and liquids terminal at the port of Tuxpan: We continue to work towards developing a container terminal and a liquids terminal at the port of Tuxpan, Veracruz. The container terminal should help us meet the increasing demand in the Gulf of Mexico resulting from the growth of the Mexican market. The liquids terminal should help us manage current gasoline and diesel imports as well as increased imports which are expected to result from the construction of a pipeline and a berthing position. See Item 4. “Information on the Company — Business Strategy – Development of Container Terminal and Liquids Terminal at the Port of Tuxpan.”

•

Repaying and restructuring our debt: In May 2011, we prepaid in full the remaining US$9.1 million outstanding on our US$200 million Securitization Facility with Deutsche Bank AG, which was established in September 2006 and successfully restructured in December 2009. We continue to review and analyze alternatives to refinance our debt to extend the maturity and reduce the interest expense thereof. See Item 4. “Information on the Company — Recent Developments — Mexican Peso-Denominated Trust Certificates Program” and “— Restructuring and Termination of Receivables Securitization Facility; Associated Capital Increase.”

•

Our Trust Certificates Program: On April 30, 2007 we established a Mexican Peso-Denominated Trust Certificates Program for the issuance of trust certificates, which are securities secured by trust assets and denominated in Mexican Pesos, for an aggregate amount of Ps. 9 billion. We closed our first, second, and third issuances of trusts certificates under the program on July 19, 2007, April 30, 2008, and July 1, 2008, respectively, in an amount of Ps. 3 billion, Ps. 1.55 billion, and Ps. 4.39 billion, respectively. Our first issuance was used primarily to refinance existing vessel indebtedness. Our second issuance was primarily used to finance the acquisition of five new and used vessels for an approximate aggregate amount of US$111.4 million. Our third issuance was used to acquire new and used vessels. We closed our fourth issuance of trust certificates under the program on July 29, 2010 in an amount of 10.5 billion Pesos. This issuance was used primarily to repay the previous three issuances, thereby consolidating the debt under the program, and to refinance existing vessel indebtedness.

•

Reducing our corporate overhead: Over the last few years, we have significantly reduced our operating costs by reducing our corporate executive headcount from 222 to 97 full-time equivalent positions, through the elimination of redundant functions and the transfer of certain employees to other business areas within the Company. For 2013, no further reductions are contemplated. However, as part of our business strategy, we intend to maintain our corporate expenses at a level no greater than 5% of our revenues. See Item 4. “Information on the Company — Business Strategy – Reducing Corporate Overhead and Other Operating Costs.”

•

Introducing cost-saving technology: We have developed TMM Plus, an Internet-based information systems platform that integrates logistics services, thereby increasing the efficiency of our logistics operations. The information systems platform supports dedicated logistics contracts and yard management. The systems platform allows our customers to access information regarding the location and status of their cargo via computer. See Item 4. “Information on the Company — Logistics Operations — TMM Plus.”

•

Sale of Certain Subsidiaries: Since 2008, Grupo TMM, in an effort to streamline its operations and reduce operating costs, sold certain non-strategic subsidiaries and recognized a US$17.7 million gain on the sale of such subsidiaries. On April 20, 2010, Grupo TMM agreed to sell its stockholdings in the companies that comprised Grupo Seglo to its partner for US$4.8 million (Ps. 60 million).

Operating Results

The following discussion should be read in conjunction with, and is qualified in its entirety by reference to our Financial Statements and the notes thereto appearing elsewhere in this Annual Report. Our Financial Statements have been prepared in accordance with IFRS, which differ in certain respects from U.S. GAAP.

General

Set forth below is a summary of the results of operations:

	Year Ended December 31,
	2012	2011	2010
	(In millions of Pesos)
Consolidated Transportation Revenues
Maritime Operations	$2,188.8	$2,133.4	$2,534.6
Ports and Terminals Operations	101.2	123.7	130.2
Logistics Operations	992.2	1,041.1	1,132.5
Intercompany revenues	52.5	46.7	62.0

Total	$3,334.7	$3,344.9	$3,859.3

Income on Transportation
Maritime Operations	$442.9	$518.9	$755.8
Ports and Terminals Operations	(3.8)	27.8	46.2
Logistics Operations	(103.1)	(107.3)	(178.7)
Shared corporate costs	(185.2)	(199.3)	(186.7)

Total	$150.8	$240.1	$436.6

Fiscal Year ended December 31, 2012 Compared to Fiscal Year ended December 31, 2011

Revenues from operations for the year ended December 31, 2012 were $3,334.7 million compared to $3,344.9 million for the year ended December 31, 2011.

	Consolidated Transportation Revenues ($ in millions) Years Ended December 31,
	2012	% of Net Revenues	2011	% of Net Revenues	Y2012 vs. Y2011 % Change
Ports and Terminals Operations	$101.2	3.0%	$123.7	3.7%	(18.2)%
Maritime Operations	2,188.8	65.6%	2,133.4	63.8%	2.6%
Logistics Operations	992.2	29.8%	1,041.1	31.1%	(4.7)%
Intercompany Revenues (*)	52.5	1.6%	46.7	1.4%	12.5%

Total	$3,334.7	100.0%	$3,344.9	100.0%	(0.3)%

(*)	Represents the elimination of intercompany transactions between segments.

Ports and Terminals Operations

Ports and Terminals Operations’ revenues decreased 18.2% to $101.2 million for the year ended December 31, 2012 compared to $123.7 million for the year ended December 31, 2011, and accounted for 3.0% of total net revenues. This decrease is mainly due to a decrease in volumes in the cruise segment in Acapulco (9 in 2012 vs. 81 in 2011), which is a result of changes in Pacific cruise routes to other destinations because of the current security concerns that exist in this port, as well as a reduction of revenue at shipping agencies due to lower volumes.

Maritime Operations

Maritime Operations’ revenues increased 2.6% to $2,188.8 million in 2012 compared to $2,133.4 million in 2011 and accounted for 65.6% of total net revenues. This increase was mainly attributable to an increase in the number of our offshore vessels in operation, productivity and utilization. In addition, revenues from our tugboat business increased due to the provision of tug services to a new Liquefied Natural Gas terminal at Manzanillo in March of 2012 and our purchase of IDN, a company that holds a concession to operate a shipyard in the port of Tampico.

Logistics Operations

Logistics Operations’ revenues decreased 4.7% to $992.2 million in 2012 compared to $1,041.1 million in 2011 and accounted for 29.8% of total net revenues. This decrease was mainly attributable to changes in the Automobile business, including the closing of unprofitable operations, such as Cerveceria Modelo and Comercial Mexicana, the discontinuation of refrigerated equipment operations, and a decrease in the warehouse, storage business.

Income on Transportation

Under IFRS, income on transportation reflects revenues on transportation less operating costs and expenses. References to operating income in this Annual Report refer to income on transportation, plus/minus the effect of other income (expenses) as presented in the Financial Statements included elsewhere in this Annual Report.

Total costs and expenses for the year ended December 31, 2012 increased 2.6% to $3,183.9 million from $3,104.7 million for the year ended December 31, 2011. This increase was mainly attributable to an increase of 2.9%, or $18.1 million, in leases and other rents, a decrease of 8.4%, or $40.7 million, in contracted services, an increase of 11.5%, or $92.7 million, in salaries, wages and employee benefits, and an increase of 8.82%, or $56.1 million, in depreciation and amortization. Operating income increased 91.7% to $124.4 million for the year ended December 31, 2012 from an operating income of $64.9 million for the year ended December 31, 2011.

The following table sets forth information concerning the Company’s operating income by business segment for the year ended December 31, 2012.

	Grupo TMM Operations Income on Transportation (1)(2) ($ in millions) Year Ended December 31,
	2012	2011	Y2012 vs. Y2011 % Change
Ports and Terminals Operations	$(3.8)	$27.8	(113.6)%
Maritime Operations	442.9	518.9	(14.6)%
Logistics Operations	(103.1)	(107.3)	3.9%
Shared Corporate Costs	(185.2)	(199.3)	(7.0)%

Total	$150.8	$240.1	(37.2)%

(1)	Operating results are reported as Income on Transportation in our Financial Statements included elsewhere in this Annual Report.

(2)

To better reflect Grupo TMM’s corporate costs, the Company modified the presentation of its corporate expenses as of December 31, 2012 and 2011, separating human resources and information technology costs to be allocated to each business unit in accordance with their use. Income on transportation includes the following allocated total administrative costs: In 2012: $23.6 million in Ports and Terminals Operations, $92.3 million in Maritime Operations, $112.3 in Logistics Operations and $172.0 in shared corporate costs. In 2011: $22.4 million in Ports and Terminals Operations, $84.5 million in Maritime Operations, $119.3 million in Logistics Operations and $186.4 million in shared corporate costs.

Ports and Terminals Operations

Ports and Terminals Operations’ incurred an operating loss for the year ended December 31, 2012 of $3.8 million, after deducting $23.6 million of administrative costs, compared to $27.8 million, after deducting $22.9 million of administrative costs, for the year ended December 31, 2011. The operating loss was primarily due to an 89% reduction in cruise ship activity at Acapulco.

Maritime Operations

Maritime Operations’ operating income for the year ended December 31, 2012 decreased to $442.9 million, after deducting $92.3 million of administrative costs, compared to $518.9 million, after deducting $85.0 million of administrative costs, for the year ended December 31, 2011. This decrease was mainly due to low revenue related to the product tanker business, the fact that one tanker was unused throughout the second half of 2012, and costs associated with one time-chartered offshore vessel.

Logistics Operations

Logistics Operations incurred an operating loss for the year ended December 31, 2012 of $103.1 million, after deducting $112.3 million of administrative costs, compared to a loss of $107.3 million, after deducting $131.0 million of administrative costs, for the year ended December 31, 2011. Operating losses in 2012 decreased slightly due to increased volumes and rates in the automotive segment by 24.8% compared with 2011.

Net Financing Cost

	($ in millions) Year Ended December 31,
	2012	2011	Y2012 vs. Y2011 % Change
Net Financing Cost	$896.8	$(167.8)	634.4%

Net financing cost recognized during the year ended December 31, 2012 was a $896.8 million debit compared to a $167.8 million credit incurred during the year ended December 31, 2011. The net financing cost in 2012 included a net exchange gain of $41.0 million and in 2011 included a net exchange gain of $1,164.4 million as a result of fluctuations in the relative value of the peso against the dollar. Interest expense decreased $53.6 million in 2012. In 2012, the Company paid approximately $540.7 million pesos of its Trust Certificates debt, including a principal prepayment of $15.4 million pesos. The variation resulted from the change in functional and reporting currency from Dollars to Pesos, eliminating in 2012 the currency exchange variation resulting from our Peso-denominated debt.

Other Expenses – Net

	($ in millions) Year Ended December 31,
	2012	2011	Y2012 vs. Y2011 % Change
Other expenses – net	$(26.4)	$(175.3)	(84.9)%

Other expenses – net for the year ended December 31, 2012 was $26.4 million and included primarily $74.2 million in gain on the purchase of the Tampico shipyard and $100 million of costs related to the resolution of certain tax proceedings. Other expenses – net for the year ended December 31, 2011 was $175.3 million and included primarily $129.5 million in goodwill impairment charges, $83.6 million in reserves for prepayment and arbitration expenses and $28.5 million in charges related to cancellation of ferriage. (See Notes 18 and 24(b)(V) to the accompanying Audited Consolidated Financial Statements contained elsewhere herein).

Expenses from Income Taxes

	($ in millions) Year Ended December 31,
	2012	2011	Y2021 vs. Y2011 % Change
Expenses from income taxes	$8.8	$41.1	(78.6)%

In the year ended December 31, 2012, we incurred a tax expense of $8.8 million compared to $41.1 million for the year ended December 31, 2011. The decrease in 2012 was due primarily to the application of certain tax benefits.

Non-controlling Interest

	($ in millions) Year Ended December 31,
	2012	2011	Y2011 vs. Y2010 % Change
Non-controlling interest	$5.3	$12.5	(57.6)%

Non-controlling interest decreased to $5.3 million for the year ended December 31, 2012, from $12.5 million for the year ended December 31, 2011. This decrease is due to a decrease in net income for the year from companies in which we hold a non-controlling interest.

Net (Loss) Income for the year attributable to stockholders of Grupo TMM

	($ in millions) Year Ended December 31,
	2012	2011	Y2011 vs. Y2010 % Change
Net Income (Loss) for the year attributable to stockholders of Grupo TMM	$(786.4)	$179.0	(539.3)%

In the year ended December 31, 2012, we recognized a net loss of $786.4 million, or $7.6 per Share. In the year ended December 31, 2011, we recognized net income of $179.0 million, or $1.9 per Share.

Fiscal Year ended December 31, 2011 Compared to Fiscal Year ended December 31, 2010

Revenues from operations for the year ended December 31, 2011 were $3,345 million compared to $3,860 million for the year ended December 31, 2010.

	Consolidated Transportation Revenues ($ in millions) Years Ended December 31,
	2011	% of Net Revenues	2010	% of Net Revenues	Y2011 vs. Y2010 % Change
Ports and Terminals Operations	$123.7	3.7%	$130.2	3.4%	(5.0)%
Maritime Operations	2,133.4	63.8%	2,534.6	65.7%	(15.8)%
Logistics Operations	1,041.1	31.1%	1,132.5	29.3%	(8.1)%
Intercompany Revenues (*)	46.7	1.4%	62.0	1.6%	(24.6)%

Total	$3,344.9	100.0%	$3,859.3	100.0%	(13.3)%

(*)	Represents the elimination of intercompany transactions between segments.

Ports and Terminals Operations

Ports and Terminals Operations’ revenues decreased 5.0% to $123.7 million for the year ended December 31, 2011 compared to $130.2 million for the year ended December 31, 2010, and accounted for 3.7% of total net revenues. This decrease was mainly attributable to a decrease in volumes at the port of Acapulco, where cruise ship calls were 41% lower than in 2010. The decrease was partially offset by increased revenues in the auto handling business at Acapulco, where volume increased to 90,325 automobiles in 2011 from 58,000 in 2010.

Maritime Operations

Maritime Operations’ revenues decreased 15.8% to $2,133.4 million in 2011 compared to $2,534.6 million in 2010 and accounted for 63.8% of total net revenues. This decrease was mainly attributable to a decrease in the number of vessels in operation as a result of the sale of two vessels, the re-delivery of one time-charter vessel, and an increase in the number of vessels undergoing scheduled drydock maintenance in 2011 as compared to 2010. In addition, revenues from our parcel tanker business decreased due to a reduction in transport volumes.

Logistics Operations

Logistics Operations’ revenues decreased 8.1% to $1,041.1 million in 2011 compared to $1,132.5 million in 2010 and accounted for 31.1% of total net revenues. This decrease was principally due to the sale of our interest in Grupo Seglo in April 2010. The decrease in 2011 was partly offset by increased revenues at the automotive segment at Puebla and Saltillo, increased revenue of 45.6% at the auto handling segment at Acapulco, and 5.5% higher revenue at the maintenance and repair segment.

Income on Transportation

Under IFRS, income on transportation reflects revenues on transportation less operating costs and expenses. References to operating income in this Annual Report refer to income on transportation, plus/minus the effect of other income (expenses) as presented in the Financial Statements included elsewhere in this Annual Report.

Total costs and expenses for the year ended December 31, 2011 decreased 9.3% to $3,104.7 million from $3,422.8 million for the year ended December 31, 2010. This decrease was mainly attributable to a decrease of 14.9%, or $108.0 million, in leases and other rents, a decrease of 12.2%, or $67.5 million, in contracted services, a decrease of 6.4%, or $54.9 million, in salaries, wages and employee benefits, and a decrease of 11.7%, or $84.8 million, in depreciation and amortization. Operating income decreased 82.5% to $64.9 million for the year ended December 31, 2011 from an operating income of $371.5 million for the year ended December 31, 2010.

The following table sets forth information concerning the Company’s operating income by business segment for the year ended December 31, 2011.

	Grupo TMM Operations Income on Transportation (1)(2) ($ in millions) Year Ended December 31,
	2011	2010	Y2011 vs. Y2010 % Change
Ports and Terminals Operations	$27.8	$46.2	(39.8)%
Maritime Operations	518.9	755.8	(31.3)%
Logistics Operations	(107.3)	(178.7)	(40.0)%
Shared Corporate Costs	(199.3)	(186.7)	6.7%

Total	$240.1	$436.6	(45.0)%

(1)	Operating results are reported as Income on Transportation in our Financial Statements included elsewhere in this Annual Report.
(2)

To better reflect Grupo TMM’s corporate costs, the Company modified the presentation of its corporate expenses as of December 31, 2011 and 2010, separating human resources and information technology costs to be allocated to each business unit in accordance with their use. Income on transportation includes the following allocated total administrative costs: In 2011: $22.4 million in Ports and Terminals Operations, $84.5 million in Maritime Operations, $119.3 million in Logistics Operations and $187.6 million in shared corporate costs; and In 2010: $20.2 million in Ports and Terminals Operations, $78.3 million in Maritime Operations, $131.4 million in Logistics Operations and $194.6 million in shared corporate costs.

Ports and Terminals Operations

Ports and Terminals Operations’ operating income for the year ended December 31, 2011 decreased to $27.8 million, after deducting $22.4 million of administrative costs, compared to $46.2 million, after deducting $20.2 million of administrative costs, for the year ended December 31, 2010. The decrease in operating income was primarily due to a reduction in cruise ship activity at Acapulco.

Maritime Operations

Maritime Operations’ operating income for the year ended December 31, 2011 decreased to $518.9 million, after deducting $84.5 million of administrative costs, compared to $755.8 million, after deducting $78.3 million of administrative costs, for the year ended December 31, 2010. This decrease was mainly due a reduction in revenue resulting from the sale of two vessels, costs associated with the redelivery of one time-charter vessel, the scheduled maintenance in drydock of 16 vessels, an increase in costs associated with the product tanker business and a reduction in tariff rates for our product tankers.

Logistics Operations

Logistics Operations incurred an operating loss for the year ended December 31, 2011 of $107.3 million, after deducting $130.5 million of administrative costs, compared to a loss of $178.7 million, after deducting $147.8 million of administrative costs, for the year ended December 31, 2010. The operating loss in 2011 and 2010 resulted primarily from an operating loss in our warehousing business due to increased costs and a decline in operations related to agricultural products.

Net Financing Cost

	($ in millions) Year Ended December 31,
	2011	2010	Y2011 vs. Y2010 % Change
Net Financing Cost	$(167.8)	$1,366.5	(112.3)%

Net financing cost recognized during the year ended December 31, 2011 was a $167.8 million credit, compared to a $1,366.5 million expense incurred during the year ended December 31, 2010. The net financing cost in 2011 included a net exchange gain of $1,164.4 million and in 2010 included a net exchange loss of $481.7 million as a result of fluctuations in the relative value of the peso against the dollar. Interest expense increased $69.6 million in 2011 mainly due to additional amortization related to the repurchase in May 2011 of all certificates held by Deutsche Bank AG London and the financial cost associated with an increase in our Trust Certificates Program of approximately Ps. 1,500 million. The decrease was primarily due to the recognition of a significant currency exchange gain on our Peso-denominated debt as a result of a 12.6% depreciation of the peso against the dollar in 2011.

Other Expenses – Net

	($ in millions) Year Ended December 31,
	2011	2010	Y2011 vs. Y2010 % Change
Other expenses – net	$(175.3)	$(65.0)	169.7%

Other expenses – net for the year ended December 31, 2011 was $175.3 million and included primarily $129.5 million in goodwill impairment charges, $83.6 million in reserves for prepayment and arbitration expenses and $28.5 million related to cancellation of ferriage. Other expenses – net for the year ended December 31, 2010 was $65.0 million and included primarily a $32.6 million loss on the sale of certain non-strategic subsidiaries. (See Note 18 to the accompanying Audited Consolidated Financial Statements contained elsewhere herein).

Expenses from Income Taxes

	($ in millions) Year Ended December 31,
	2011	2010	Y2011 vs. Y2010 % Change
Expenses from income taxes	$41.1	$10.3	299.0%

In the year ended December 31, 2011 we incurred a tax expense of $41.1 million, compared to a tax expense of $10.3 million reported for the year ended December 31, 2010.

Non-controlling Interest

	($ in millions) Year Ended December 31,
	2011	2010	Y2011 vs. Y2010 % Change
Non-controlling interest	$12.5	$20.8	(39.9)%

Non-controlling interest decreased to $12.5 million for the year ended December 31, 2011, from $20.8 million for the year ended December 31, 2010. This decrease is due to a decrease in net income for the year from companies in which we hold a non-controlling interest.

Net (Loss) Income for the year attributable to stockholders of Grupo TMM

	($ in millions) Year Ended December 31,
	2011	2010	Y2011 vs. Y2010 % Change

Net Income (Loss) for the year attributable to stockholders of Grupo TMM	$179.0	$(1,026.1)	117.4%

In the year ended December 31, 2011, we recognized net income of $179.0 million, or $1.9 per Share. In the year ended December 31, 2010, we recognized a net loss of $1,026.1 million, or $9.9 per Share.

Critical Accounting Policies

Our Financial Statements have been prepared in accordance with the IFRS as issued by the IASB.

We have identified certain key accounting policies on which our financial condition and results of operations are dependent. These key accounting policies most often involve complex matters, may be based on estimates and involve a significant amount of judgment. In the opinion of our management, our critical accounting policies under IFRS are those related to revenue recognition, conversion to a foreign currency, deferred income taxes, labor obligations and impairment of long-lived assets. For a full description of all of our accounting policies. (See Note 3 to the accompanying Audited Consolidated Financial Statements contained elsewhere herein).

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

Conversion to a Foreign Currency. As a result of changes in the economic environment and the fact that the operations of Grupo TMM are currently concentrated in Mexico, as of January 1, 2012, the Company decided to change its operating currency and reporting from US dollars to Mexican pesos. The procedures for converting the operating currency were applied prospectively as of said date, as follows:

•

All asset and liability lines for each statement of financial position for 2011 and 2010 were converted to the new operating currency using the exchange rate of $13.9476 and $12.3817 Mexican pesos per US dollar, respectively.

•	In the case of non-monetary lines, the amounts were converted on this date based on their corresponding historic costs.

•	The revenue and costs contained in each consolidated statement of operations and comprehensive income were converted using the exchange rates in effect for the relevant transaction dates.

•	All resulting exchange differences were reported in the comprehensive income as part of the “Conversion balance”.

•

The translation effect in the year of the non-cash items originated in pesos (fixed assets, intangible assets and prepaid expenses) in the year is originated by the difference in its historical original value and the translation of such items at an exchange rate of 13.9476 pesos/dollar, when registering such items at its historical value in pesos.

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

Labor obligations. Seniority premiums, to which employees are entitled after 15 years of service and after having retired at the age of 60, and retirement plan benefits obligations, are expensed in the years in which the services are rendered. Other compensation based on length of service to which employees may be entitled in the case of retirement and also dismissals of personnel aged 55 and over , in accordance with the Federal Labor Law, are provided for based on an actuarial computation, in accordance with IAS 19 “Employee Benefits”. As of January 1, 2012, Grupo TMM has decided to voluntarily cancel its accounting policy on the reserve for severance pay resulting from dismissals of personnel under 55 years of age, as this benefit has been withdrawn and as possible future restructuring costs will no longer involve the payment of these benefits on termination of employment. The effects of this change in policy were applied retrospectively. The retrospective effects for 2011 resulted in a charge to operations of $10.0 million, cancellation of a liability for $7.3 million, and a benefit to accrued earnings of $17.3 million; for 2010 they resulted in a charge to operations of $8.1 million, cancellation of a liability for $7.8 million, and a benefit to accrued earnings of $15.8 million.

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

For the year ended December 31, 2012, there were no impairment losses as the recoverable values for the long-lived assets were significantly higher than their book values. For the year ended December 31, 2011, an impairment of US$0.9 million (approximately Ps. 12.5 million) was determined with respect to a vessel and an impairment of US$10.4 million (approximately Ps. 129.5 million) was determined with respect to goodwill related to a business, as the recoverable values of the long-lived assets were determined to be lower than their book values. The amounts were determined based on the result of the calculation of the value in use (discounted cash flow). For the year ended December 31, 2010, no losses for impairment were determined as the recoverable values for the long-lived assets were significantly higher than their book values.

Financial instruments. Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument. Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and all substantial risks and rewards are transferred. A financial liability is derecognized when it is extinguished, discharged, cancelled or expires. Financial assets and financial liabilities are measured initially at fair value adjusted by transactions costs, except for financial assets and financial liabilities carried at fair value through profit or loss, which are measured initially at fair value. Financial assets and financial liabilities are measured subsequently as described below.

Financial assets

For the purpose of subsequent measurement, financial assets other than those designated and effective as hedging instruments are classified into the following categories upon initial recognition:

•	loans and receivables

•	financial assets at fair value through profit or loss

•	held-to-maturity investments

•	available-for-sale financial assets.

The category determines subsequent measurement and whether any resulting income and expense is recognized in profit or loss or in other comprehensive income. All financial assets except for those at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described below. All income and expenses relating to financial assets that are recognized in profit or loss are presented within “finance costs,” “finance income” or “other financial items,” except for impairment of trade receivables which is presented within “other expenses.”

Financial liabilities

The Company’s financial liabilities include borrowings, trade and other financial liabilities are measured subsequently at amortized cost using the effective interest method, except for financial liabilities held for trading or designated at fair value through profit or loss, that are carried subsequently at fair value with gains or losses recognized in profit or loss.

Derivative financial instruments

A specific accounting treatment is required for derivatives designated as hedging instruments in cash flow hedge relationships. To qualify for hedge accounting, the hedging relationship must meet several strict conditions with respect to documentation, probability of occurrence of the hedged transaction and hedge effectiveness. All other derivative financial instruments are accounted for at fair value through profit or loss. For the reporting periods under review, the Company has entered into a hedging derivative financial instrument for the next two years. This instrument has been entered into to mitigate interest rate risk arising from the trust certificates issued under the Company’s Trust Certificates Program. All derivative financial instruments used for hedge accounting are recognized initially at fair value and reported subsequently at fair value in the statement of financial position. To the extent that the hedge is effective, changes in the fair value of derivatives designated as hedging instruments in cash flow hedges are recognized in other comprehensive income and included within the cash flow hedge reserve in equity. Any ineffectiveness in the hedge relationship is recognized immediately in profit or loss. If a forecast transaction is no longer expected to occur or if the hedging instrument becomes ineffective, any related gain or loss recognized in other comprehensive income is transferred immediately to profit or loss.

Recent Accounting Pronouncements IFRS

Adoption of ‘Reporting Other Comprehensive Income Lines’ (IAS 1 Amendments). Grupo TMM has adopted the ‘Reporting of Other Comprehensive Income Lines’ (IAS I Amendments). The IAS 1 Amendments apply to years starting on or after July 1, 2012 and require companies to group the lines reported under Other Comprehensive Income with those that, according to other IFRS, will not be subsequently reclassified to income and those that will be reclassified to income when specific conditions are met.

The current option to report Other Comprehensive Income lines either before taxes or net of taxes remains unchanged. Therefore, the IAS 1 Amendments require the tax associated with each of the two Other Comprehensive Income groups to be shown separately.

New Standards, Amendments, and Interpretations for Existing Standards That Are Not Yet In Effect and Which Have Not Been Adopted Early by Grupo TMM. At the date of authorization of the Audited Consolidated Financial Statements contained elsewhere herein, certain new standards, amendments, and interpretations for the existing standards have been published by the IASB but are not yet effective, and have not been adopted early by the Company (with the exception of the IAS 1 Amendments as mentioned above). Management anticipates that all of the relevant pronouncements will be adopted into Grupo TMM’s accounting policies in the first period after the effective date of the pronouncement. Information on new standards, amendments, and interpretations that are expected to be relevant to Grupo TMM’s financial statements is detailed below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s consolidated financial statements.

IFRS 9 Financial Instruments (IFRS 9). The objective of the IASB is to replace IAS 39, Financial Instruments: Recognition and Measuring (IAS 39) with IFRS 9. To date, the chapters that discuss the recognition, classification, measuring, and de-recognition of financial assets and liabilities have been issued. These chapters are applicable for years starting on or after January 1, 2012. The chapters that discuss the methodology for impairment and hedge accounting are still being developed. In addition, in November 2011, the IASB tentatively decided to consider making minimal modifications to the financial asset classification model of IFRS 9 to resolve issues in application. Management has not yet considered the impact of this new standard on the consolidated financial statements for Grupo TMM. However, the Company does not expect to implement IFRS 9 until all its chapters have been released and the full impact of all the changes can be evaluated.

Consolidation Standards. The IASB released a package of consolidation standards applicable for years starting on or after January 1, 2013. The information for these new standards is presented below. Management has not yet completed its assessment of the impact of these new and revised standards on the consolidated financial statements of Grupo TMM.

i.	IFRS 10 Consolidated Financial Statements (IFRS 10)

IFRS 10 replaces IAS 27 Consolidated and Separated Financial Statements (IAS 27) and SIC 12 Consolidation—Specific Purpose Entities. IFRS 10 revises the definition of control and provides a more extensive guide for its application. The new requirements have the potential to affect which Grupo TMM interests will be considered subsidiaries and therefore change the scope of consolidation of entities. However, the requirements for the consolidation procedures, the accounting changes for non-controlling interests, and the accounting for the loss of control in a subsidiary remain the same. Management’s preliminary assessment is that IFRS 10 will not change the classification of any of Grupo TMM’s current interests as of December 31, 2012.

ii.	IFRS 11 Joint Agreements (IFRS 11)

IFRS 11 replaces IAS 31 ‘Interests in joint ventures’ (IAS 31). This new standard more closely aligns the accounting of investors with the rights and obligations of the joint venture. In addition, the option in IAS 31 to use proportionate consolidation for joint ventures has been eliminated. IFRS 11 now requires the use of the participation method, which is currently used for investments in associates.

iii.	IFRS 12 ‘Disclosure of Interests in Other Entities’ (IFRS 12)

IFRS 12 contains, and makes consistent, the disclosure requirements for the different types of investments, including unconsolidated structured entities. It introduces a new disclosure requirement for the risks to which the Company is exposed in terms of its involvement with structured entities.

iv.	Transition Guide for IFRS 10, 11, and 12

Prior to the release of the new standards for IFRS 10, IFRS 11, and IFRS 12, the IASB has made some transitional changes. The transition guide confirms the Company is not obligated to apply IFRS 10 retroactively and clarifies the requirements for reporting adjusted comparative information. The guide also made changes to IFRS 11 and IFRS 12, which provide certain relief for the reporting or adjustment of comparative information for periods prior to the previous period. It also provides additional relief by removing the requirements of comparative disclosures associated with unconsolidated structured entities for any period prior to their first year for which IFRS 12 is applied. The new guide is applicable for years starting on or after January 1, 2013.

v.	Subsequent Modifications to IAS 27 ‘Separate Financial Statements’ (IAS 27) and IAS 28 ‘Investments in Associates and Joint Ventures’ (IAS 28)

IAS 27 only covers consolidated financial statements. IAS 28 includes investments in joint ventures under its scope. However, the participation method of IAS 28 remains unchanged.

IFRS 13 ‘Measuring fair value’ (IFRS 13). IFRS 13 clarifies the definition of fair value and provides a guide with improved disclosures regarding the measuring of fair value. This does not affect which lines are required to be measured at fair value. IFRS 13 applies prospectively for years starting on or after January 1, 2013. Grupo TMM Management is in the process of reviewing its valuation methodologies considering the new requirements and has not yet completed its assessment of the impact on the consolidated financial statements.

Changes to IAS 19 ‘Employee benefits’ (IAS 19 Amendments). The IAS 19 Amendments include a number of improvements planned. The most significant refers to defined benefit plans, including:

•	Eliminating, the ‘corridor method’, and thus requiring entities to recognize actuarial profits and losses incurred for the period reported;

•	Changing to the measuring and reporting of certain components of the defined benefit cost; and

•	Improving disclosure requirements, including information on the characteristics of the defined benefit plans and the risks to which entities are exposed through participation in these.

The IAS 19 Amendments apply for years starting on or after January 1, 2013 and their effects are to be applied retroactively. Grupo TMM will not be affected and the IAS 19 Amendments will not have an impact on the consolidated financial statements of Grupo TMM.

Offsetting Financial Assets and Liabilities (IAS 32 Amendments). The IAS 32 Amendments add a guide to correct the inconsistencies in the application of the criteria for IAS 32 to offset financial assets and financial liabilities in the following two areas:

•	the meaning of “having the right to offset”; and

•	allowing any gross settlement system to be considered equivalent to the net settlement.

The amendments are applicable for years starting on or after January 1, 2014 and are applied retroactively. Management does not anticipate the amendments will have any material effect on the consolidated financial statements of Grupo TMM.

Disclosures - Offsetting Financial Assets and Liabilities (IFRS 7 Amendments). Disclosures have been qualitatively and quantitatively included in IFRS 7 ‘Financial Instruments: Disclosures’ (IFRS 7) in terms of the gross and net amounts recognized in financial instruments that are (a) offset on the statement of financial position and (b) subject to agreements to report net amounts and similar arrangements, even when there is no offsetting on the statement of financial position. The Amendments are applicable for years starting on or after January 1, 2013 and for quarters during these years. The disclosures required are to be made retroactively. Management does not anticipate the Amendments will have a material impact on the consolidated financial statements of Grupo TMM.

Annual Improvements 2009 - 2011 (The Annual Improvements). The 2009 - 2011 Annual Improvements make various minor changes to different IFRS. The relevant changes for Grupo TMM are summarized following:

Clarifications of the requirements for the opening statement of financial position:

•	Clarifies that the appropriate date for the opening statement of financial position is the start of the previous period (the related notes are no longer required); and

•	Considers comparative requirements for an opening statement of financial position when an entity changes accounting policies or makes retrospective reformulations or reclassifications, per IAS 8.

The Company has considered the early implementation of this Annual Improvement and does not present the notes to the statement of financial position as of December 31, 2010 as a result of the retroactive application of the accounting change mentioned in Note 3(o) to the accompanying Audited Consolidated Financial Statements contained elsewhere herein.

Clarifications of the comparative information requirements providing additional minimum requirements:

•	Clarifies that the additional information to the financial statements does not need to be presented in the form of a complete set of financial statements for periods beyond the minimum requisites; and

•	Requires that any additional information presented must be in accordance with the IFRS and that the entity must present comparative information in the related notes for said additional information.

Effect of tax on distributions to holders of capital instruments:

•

Corrects the inconsistency detected between IAS 12 “Income Tax” (IAS 12) and IAS 32 “Financial Instruments: Presentation” (IAS 32) in relation to the recognition of the effects of income tax related to distributions to holders of capital instruments and the transaction costs for a capital transaction; and

•

Clarifies that the intention of the IAS 32 is to follow the requirements of IAS 12 for the accounting of income tax related to distributions to holders of capital instruments and the transaction costs for a capital transaction.

Information by segments for the total assets and liabilities:

•

Clarifies that the total assets and liabilities for a particular reportable segment needs to be disclosed if and only if: (i) a measure of the total assets and the total liabilities (or both) is provided regularly to the COO that makes the decisions; or (ii) there has been a material change in the measures disclosed in the last financial statements for the reportable segment.

The Annual Improvements described above are applicable for years starting on or after January 1, 2013. Management does not anticipate these improvements will have a material impact on the consolidated financial statements of Grupo TMM.

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

As of December 31, 2012, the respective debt obligations of each of the Company’s subsidiaries were as follows:

TMM División Marítima, S. A. de C. V.	$10,134,398
TMM Parcel Tankers, S.A. de C.V.	344,987
Transportación Maritima Mexicana, S.A. de C.V.	78,151
Lacto Comercial Organizada, S.A. de C.V.	82,745
Proserpec, S.A.P.I de C.V.	99,419
Grupo TMM, S.A.B.	70,024
TMM Logistics, S.A de C.V.	9,661
Servicios Directivos Sedise, S.A.P.I de C.V.	4,399

Total	$10,823,784

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

As of March 31, 2013, Grupo TMM’s total debt amounted to $10,581.4 million, which includes $9,655,2 million under our Mexican Peso-Denominated Trust Certificates Program and $852.8 million of bank debt owed to several different banks; of this debt, $239.1 million is short-term debt, and $10,342.3 million is long-term debt. Under IFRS, transaction costs in connection with financings are required to be accounted for as debt.

As of December 31, 2012 and March 31, 2013, we were in compliance with all of the restrictive covenants contained in our financing agreements.

As of December 31, 2012, Grupo TMM’s total debt amounted to $10,823.8 million, which includes $9,839.8 million under our Mexican Peso-Denominated Trust Certificates Program, and $909.8 million of bank debt owed to several different banks; of this debt, $332.6 million was short-term debt, and $10,491.2 million was long-term debt.

Our total shareholders’ equity in 2012, including non-controlling interest in consolidated subsidiaries, was $658.8 million, resulting in a debt-to-equity ratio of 16.4.

As of December 31, 2011, Grupo TMM’s total debt amounted to $10,495.6 million, which includes $9,544.1 million under our Mexican Peso-Denominated Trust Certificates Program, and $875.4 million of bank debt owed to several different banks; of this debt, $239.8 million was short-term debt, and $10,255.8 million was long-term debt.

Our total shareholders’ equity in 2011, including non-controlling interest in consolidated subsidiaries, was $1,519.4 million, resulting in a debt-to-equity ratio of 6.9.

As of December 31, 2010, Grupo TMM’s total debt amounted to $12,163.7 million, which includes $10,968.4 million under our Mexican Peso-Denominated Trust Certificates Program, $164.6 million under our Securitization Facility, and $1,030.7 million of bank debt owed to several different banks; of this debt, $486.8 million was short-term debt, and $11,676.9 million was long-term debt.

Our total shareholders’ equity in 2010, including non-controlling interest in consolidated subsidiaries, was $1,470.5 million, resulting in a debt-to-equity ratio of 8.3.

As of December 31, 2009, Grupo TMM’s total debt amounted to $10,940.5 million, which includes $9,474.6 million under our Mexican Peso-Denominated Trust Certificates Program, $277.5 million under our Securitization Facility, and $1,188.3 million of bank debt owed to several different banks; of this debt, $333.3 million was short-term debt, and $10,607.1 million was long-term debt.

Our total shareholders’ equity in 2009, including non-controlling interest in consolidated subsidiaries, was $1,670.9 million, resulting in a debt-to-equity ratio of 6.5.

As of December 31, 2008, Grupo TMM’s total debt amounted to $11,402.1 million, which included $8,732.6 million under our Mexican Peso-Denominated Trust Certificates Program, $1,617.9 million under the Securitization Facility with Deutsche Bank AG and $1,051.6 million of bank debt owed to several different banks; of this debt, $503.5 million was short-term debt, and $10,898.6 million was long-term debt.

Our total shareholders’ equity in 2008, including non-controlling interest in consolidated subsidiaries, was $2,387.8 million, resulting in a debt-to-equity ratio of 4.8.

On January 9, 2008, Grupo TMM (through its subsidiary TMM Remolcadores, S. A. de C. V.) entered into a financing agreement for the acquisition of two tugboats in the amount of US$11.9 million (approximately Ps. 163.9 million) (85% of the vessels’ purchase price) with a term of seven years, at a fixed rate of 6.35% with quarterly payments of principal and interest. This financing facility was fully prepaid on July 29, 2010 with proceeds from the fourth issuance under our Trust Certificates Program.

On January 11, 2008, in order to refinance the acquisition of ADEMSA, Grupo TMM closed a financing agreement in the amount of US$8.5 million (approximately Ps. 110.4 million) with a term of seven years, at a fixed rate of 8.01% with semi-annual payments of principal starting on January 2010 and semi-annual interests payments. Currently, the Company is trying to negotiate with the bank to restructure the amortization schedule, in order to get better cash flow conditions.

On January 24, 2008, through its subsidiary TMM Flota Maritíma, S. A. de C. V., Grupo TMM obtained a financing facility of up to US$100 million (approximately Ps. 1,377.4 million) for the acquisition and construction of vessels to be delivered from 2008 through 2010. The financing facility was used for the acquisition of one supply vessel for US$32.8 million (approximately Ps. 451.8 million) (90% of the purchase price) for a term of seven years. The facility included two kinds of loans, the senior loan of US$27.4 million (approximately Ps. 377.4 million at variable rate of Libor +185 basis points and the junior loan of US$5.4 million (approximately Ps. 74.4 million) at variable rate of Libor + 400 basis points, with monthly payments of principal and interest. Both loans were fully prepaid on April 30, 2008 with the proceeds of the second issuance of the Trust Certificates Program.

On April 30, 2008, Grupo TMM issued securities under the second tranche of its Trust Certificates Program for $1.55 billion, at Mexico’s interbank equilibrium interest rate, TIIE, plus 195 basis points. The proceeds from the second tranche of this program were used to acquire additional tankers and offshore vessels, to repay existing debt, to fund required cash reserves and to pay issuance-related expenses.

On July 1, 2008, Grupo TMM issued securities under the third tranche of its Trust Certificates Program for Ps. 4.39 billion, at Mexico’s interbank equilibrium interest rate, TIIE, plus 219 basis points. The proceeds from the third tranche of this program were used to acquire additional offshore vessels, to fund required cash reserves and to pay issuance-related expenses.

In June 2009, Grupo TMM (through its subsidiary TMM División Marítima, S.A. de C.V.) obtained a line of credit in dollars for working capital and/or current accounts for US$25.0 million (approximately $326.1 million) at a variable rate, maturing in June 2015. See “—Other Debt.”

In November 2009, Grupo TMM obtained a line of credit in Mexican pesos in two tranches, one for working capital and the second for the issuance of letters of credit, for a total of $215.0 million, maturing in November 2012, at a variable rate with monthly interest payments. See “—Other Debt.”

In December 2009, Grupo TMM restructured its Securitization Facility, resulting in the cancellation of approximately $1,122.8 million in certificates issued under the Facility and the release of certain subsidiaries from participation in the Facility. See Item 4. “Information on the Company — Recent Developments — Restructuring and Termination of Receivables Securitization Facility; Associated Capital Increase.”

On July 29, 2010, Grupo TMM issued trust certificates under the fourth issuance of its Trust Certificates Program in the amount of $10.5 billion, at Mexico’s interbank equilibrium interest rate, TIIE, plus 245 basis points. The proceeds from the fourth issuance have been used to prepay the previous three issuances, thereby consolidating the debt under the program, and to refinance other vessel financings, to fund required cash reserves and to pay issuance-related expenses.

On May 13, 2011, the Company entered into an agreement with Deutsche Bank AG London pursuant to which the Company repurchased all of the certificates held by Deutsche Bank AG London for a total of US$9.1 million (approximately Ps. 126.9 million), and all of the certificates were subsequently cancelled concurrently with the cancellation of the subordinated trust certificates held by VEX. The Company formally terminated the facility effective June 30, 2011. See Item 4. “Information on the Company — Recent Developments — Restructuring and Termination of Receivables Securitization Facility; Associated Capital Increase.”

As of March 31, 2013, we had net working capital (current assets less current liabilities) of $271.5 million. We had net working capital of $445.4 million, $735.0 million and $1,331.7 million as of December 31, 2012, December 31, 2011, and December 31, 2010, respectively. The decrease in net working capital from December 31, 2011 to December 31, 2012 was primarily attributable to an increase of $92.8 million in current portion of long-term debt and $192.2 million in accounts payable and accrued expenses.

Information on Cash Flows

Summary cash flow data for the years ended December 31, 2012, 2011 and 2010 is as follows:

	Years Ended December 31,
	2012	2011	2010
	($ in thousands)
Operating activities	916,563	890,503	1,214,012
Investing activities	(344,795)	(218,446)	(287,467)
Financing activities	(570,006)	(1,267,971)	(98,795)
Currency exchange effect on cash	(12,691)	(150,868)	173,674

Net decrease in cash and cash equivalents	(10,929)	(746,782)	1,001,424
Cash and cash equivalents at beginning of year	507,609	1,254,391	252,967

Cash and cash equivalents at end of year	$496,680	$507,609	$1,254,391

For the year ended December 31, 2012, the Company’s consolidated cash position decreased by $10,929 million from the year ended December 31, 2011. This decrease was mainly attributable to a $570.0 million payment of debt under the Trust certificates program and others loans, $344.8 million of investments in fixed assets and a reduction of $24.3 million of restricted cash.

For the year ended December 31, 2011, the Company’s consolidated cash position decreased by $746.8 million from the year ended December 31, 2010. This decrease was mainly attributable to a $1,268.0 million payment of debt under the Trust certificates program, Securitization Facility and others loans and $218.4 million of investments in fixed assets, which was partially offset by $80.5 million of restricted cash.

For the year ended December 31, 2010, the Company’s consolidated cash position increased by $1,001.4 million from the year ended December 31, 2010. This increase was mainly attributable to a $98.8 million payment of debt under the Securitization Facility and others loans and $287.5 million of investments in fixed assets, which was partially offset by $189.1 million of restricted cash.

Our Cash Flows from Operating Activities

Net cash flows provided by operating activities amounted to $916.6 million in the year ended December 31, 2012 compared to $890.5 million in the year ended December 31, 2011. This increase was mainly attributable to an increase in the number of our offshore vessels in operation, productivity and utilization. In addition, revenues from our tugboat business increased due to the provision of tug services to a new LNG terminal at Manzanillo in March of 2012 and our purchase of IDN, a company that holds a concession to operate a shipyard in the port of Tampico.

Net cash flows provided by operating activities amounted to $890.5 million in the year ended December 31, 2011 compared to net cash used in operating activities of $1,214.0 million in the year ended December 31, 2010. This decrease in cash generation is mainly due to a reduction in income from offshore vessels and tankers caused by lower average daily rates for four vessels operating less compared with 2010.

The following table summarizes cash flows from operating activities for the periods indicated:

	Years Ended December 31,
	2012	2011	2010
	($ in thousands)
Net (Loss) Income for the year	$(781,116)	$191,583	$(1,005,314)
Depreciation and amortization and other amortization	805,124	780,161	846,780
(Provision) benefit for income taxes	8,783	41,060	10,350
Gain on sale of fixed assets—net	(17,165)	(6,189)	8,581
Income from sale of subsidiaries	(74,245)	—	—
Impairment test in long-lived assets	—	129,567	—
(Increase) decrease in restricted cash	(24,273)	80,519	189,154
Provision for interests on debt	856,901	855,868	835,912

Exchange (gain) loss -Net	(25,387)	(1,158,423)	479,397
Total changes in operating assets and liabilities	167,941	(23,643)	(150,848)

Net cash provided by (used in) operating activities	$916,563	$890,503	$1,214,012

Our Cash Flows from Investing Activities

Net cash used in investing activities for the year ended December 31, 2012 was $344.8 million, which included $351.2 million for the acquisition of vessels and operating equipment and $54.3 million for acquisition of subsidiaries, which was partially offset by the sale of operating equipment for $60.7 million. Net cash used in investing activities for the year ended December 31, 2011 was $218.4 million, which included $191.1 million for the acquisition of vessels and operating equipment, which was partially offset by the sale of operating equipment for $47.5 million. Net cash used in investing activities for the year ended December 31, 2010 was $287.5 million, which included $405.9 million for the acquisition of vessels and operating equipment, which was partially offset by the sale of operating equipment for $67.1 million, and the sale of certain non-strategic subsidiaries for $51.3 million.

See “— Capital Expenditures and Divestitures” below for further details of capital expenditures and divestitures relating to the years ended December 31, 2012, 2011 and 2010, respectively.

Our Cash Flows from Financing Activities

For the year ended December 31, 2012, cash used by financing activities amounted to $570.0 million, which resulted primarily from the payment of debt under the Securitization Facility, our Trust Certificates Program and others loans.

For the year ended December 31, 2011, cash used by financing activities amounted to $1,268.0 million, which resulted primarily from the payment of debt under the Securitization Facility, our Trust Certificates Program and others loans.

For the year ended December 31, 2010, cash used by financing activities amounted to $98.8 million, which resulted primarily from the payment of debt under the Securitization Facility and others loans.

Business Plan

In 2008, 2009, 2010, 2011 and 2012 the Company made significant capital expenditures as described below in “Capital Expenditures and Divestitures.”

Maritime Operations. Our intention is to continue growing through the acquisition of additional vessels that should meet PEMEX’s long-term needs, as well as chartering vessels for short-term future bids or contracts. In addition, we acquired a shipyard at Tampico that should enable us to generate additional savings in our vessel maintenance and repair costs while improving our profitability, as well as to have the capacity to build vessels at the shipyard, in line with the Business Plan of Mexico Ministry of Energy and Pemex to develop and boost Mexican shipbuilding industry.

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

Our Ability to Continue as a Going Concern

Our Financial Statements for the year ended December 31, 2012 includes an explanatory note describing the existence of substantial doubt about our ability to continue as a “going concern.” Such note observes that (i) the continuation of the Company as an ongoing business depends on our compliance with our financial obligations on a regular basis, (ii) to be successful in our new investments we need to increase our fleet of vessels and take into consideration the requirements of PEMEX and our other clients and (iii) the Financial Statements do not include any adjustment over the assets or liabilities that could be necessary if the company is not able to continue as an ongoing business.

Our Maritime Operations have developed into our most profitable business in recent years, becoming more efficient with the same level of income. Accordingly, we continue to focus on expanding our Maritime Operations to increase our fleet of specialized vessels to meet the growing demand for deep-water exploration in Mexico. Our January 2012 acquisition of a shipyard in the port of Tampico, Mexico should enable us to generate additional savings in our vessel maintenance and repair costs while improving our profitability. We expect the shipyard to generate an annual EBITDA of approximately $27.3 million and a margin of 32% during its first year of operation. In the long term, we expect to have the capacity to be able to build vessels at the shipyard, enabling us to compete in the growing market for new offshore vessels.

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

Management believes that in 2013 Grupo TMM’s business will see a gradual increase in income and cash flow from operations. These increases are expected to be derived from business levels and assets that were substantially in place as of the end of the 2012 fiscal year. Management also believes that the projects described above will permit the Company to continue on its positive trend of increasing efficiency and coverage ratios and realizing its current strategy of creating a healthy and competitive financial structure.

We believe that the above-mentioned changes should be enough to provide the Company with the ability to continue as a going concern.

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

Capital Expenditures and Divestitures

The following tables set forth our principal capital expenditures and divestitures during the last three years:

Our Principal Capital Expenditures for the Last Three Years

($ in millions)

	Years Ended December 31,
	2012 (a)	2011 (b)	2010 (c)
Capital Expenditures by Segment:
Ports and Terminals Operations	$18.7	$63.5	$31.4
Maritime Operations	307.1	116.3	185.5
Logistics Operations	10.9	6.0	69.6
Corporate	14.5	5.3	119.4

Total	$351.2	$191.1	$405.9

(a)	In 2012, capital expenditures included: (i) Ports and Terminals Operations: $18.7 million in construction in process for the expansion and maintenance of port and terminal facilities; (ii) Maritime Operations: $106.8 million in acquisition and equipment improvements and $200.3 million in construction projects; (iii) Logistics Operations: $2.4 million in construction projects and $8.5 million in operating equipment and related fixed assets; and (iv) Corporate: $14.5 million in fixed assets and other strategic corporate projects.
(b)	In 2011, capital expenditures included: (i) Ports and Terminals Operations: $63.5 million in construction in process for the expansion and maintenance of port and terminal facilities; (ii) Maritime Operations: $61.6 million in equipment improvements, and $54.7 million in construction projects; (iii) Logistics Operations: $6.0 million in construction projects; and (iv) Corporate: $5.3 million in fixed assets and other strategic corporate projects.
(c)	In 2010, capital expenditures included: (i) Ports and Terminals Operations: $31.4 million in construction in process for the expansion and maintenance of port and terminal facilities; (ii) Maritime Operations: $75.5 million in acquisition of vessels, $94.8 million in equipment improvements, and $15.2 million in construction projects; (iii) Logistics Operations: $35.4 million in operating equipment and related fixed assets, and $34.2 million in construction projects; and (iv) Corporate: $119.4 million in fixed assets and other strategic corporate projects.

Our Principal Capital Divestitures for the Last Three Years

($ in millions)

	Years Ended December 31,
	2012 (a)	2011 (b)	2010 (c)
Capital Divestitures:
Sale of shares of subsidiaries	$—	$—	$51.4
Other assets	60.7	47.5	67.1

Total	$60.7	$47.5	$118.5

(a)	In 2012, capital divestitures included $60.7 million from the sale of vessels and ground transportation equipment.
(b)	In 2011, capital divestitures included $47.5 million from the sale of other fixed assets.
(c)	In 2010, capital divestitures included $118.5 million from the sale of other fixed assets.

Securitization Facility

On September 25, 2006, the Company entered into the Securitization Facility with Deutsche Bank, AG for US$200 million (approximately Ps. 2,789.5 million) at an annual fixed interest rate of approximately 12.5%, using many of the structural features of the previous securitization transactions.

On December 18, 2009, as part of the restructuring of the Company’s Securitization Facility, VEX, an affiliate of the Company, purchased certificates with a face value of US$86.5 million (approximately Ps. 1,206.5 million. VEX is a Mexican company in which José F. Serrano Segovia (our principal stockholder and Chairman of our Board of Directors) holds a minority equity interest and controls 100% of the voting stock; the remaining equity interest in VEX is held by related and unrelated investors through non-voting shares.

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

To improve the Company’s amortization profile and to decrease financial expenses, in mid-2010 we began discussing with Deutsche Bank AG London the repurchase of the trust certificates held by Deutsche Bank under our Securitization Facility. In May 2011, the Company finalized the early repurchase of all the certificates held by Deutsche Bank for a total of US$9.1 million (approximately Ps. 126.9 million) and all of the certificates were subsequently cancelled concurrently with the cancellation of the subordinated trust certificates held by VEX. The Company formally terminated the Securitization Facility effective June 30, 2011.

Capital Leases

As of December 31, 2012, the Company had no outstanding capital lease obligations.

Transportation Equipment and Other Operating Leases

We lease, transportation and container-handling equipment, our corporate office building and other assets under agreements which are classified as operating leases. The terms of these lease agreements vary from 1 to 15 years and contain standard provisions for these types of operating agreements.

Purchase of Two Chemical Tankers

On May 25, 2007 the Company purchased the M/T “Maya” and purchased the M/T “Olmeca” on June 19, 2007. We entered into a 10-year line of credit with DVB Bank SE (formerly DVB Bank AG) in an aggregate amount of US$52.5 million (approximately Ps. 732.2 million) to finance the acquisition of these chemical tankers. Principal and interest under this loan was payable on a monthly basis. Interest was payable at a weighted average rate of 7.61% per annum. On April 4, 2011, the Company entered into an agreement with the bank to restructure this loan through: (i) full prepayment of the junior loan tranche in an amount totaling US$6.5 million (approximately Ps. 90.6 million), including US$0.7 million (approximately Ps 9.8 million) in breakage costs; (ii) drawing of a new tranche in the amount of US$4.0 million (approximately Ps. 55.8 million) with monthly interest payments and a balloon principal payment due upon maturity in June 2017; and (iii) opening of a bridge tranche with monthly drawings of up to US$3.5 million (approximately Ps. 48.8 million) over the next 24 months to reduce the principal payments due on the existing senior loan tranche. Both of the new tranches are at a variable rate of the AIR (Actual Interbank Rate) plus 400 basis points, and the Company will pay principal on the bridge tranche beginning in April 2013 on a quarterly basis until maturity in June 2017. As of May 31, 2011, the weighted average rate of interest on the restructured loan was 6.70% per annum. This agreement allows the Company to improve the amortization schedule of this loan facility and reduce the related financial expenses.

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

We closed our first, second and third issuances of trust certificates under the program on July 19, 2007, April 30, 2008, and July 1, 2008, in an amount of 3 billion Pesos, 1.55 billion Pesos, and 4.39 billion Pesos, respectively. Our first issuance was used primarily to refinance existing vessel indebtedness. Our second issuance was used to refinance vessels indebtedness and the acquisition of new vessels and our third issuance was mainly used to finance the acquisition of new and used vessels. On July 29, 2010, we closed our fourth issuance of trust certificates for Ps. 10.5 billion at Mexico’s interbank equilibrium interest rate, TIIE, plus 245 basis points. The proceeds from the fourth issuance have been used primarily to prepay the previous three issuances, thereby consolidating the debt under the program, and to refinance other vessel financings. See Item 4. “Information on the Company – Recent Developments – Vessels Purchased through out Trust Certificates Program.”

Auto Haulage Financing

On July 19, 2007, we purchased certain auto haulage operating assets from Auto Convoy Mexicano, S.A. de C.V., a former Mexican auto hauling company, for an aggregate purchase price of 429 million Pesos. These auto haulage operating assets were incorporated in our logistics division and commenced operations in September 2007.

The Company entered into a financing facility denominated in Pesos with Daimler Financial Services Mexico, S. de R.L. de C.V. (formerly known as DC Automotriz Servicios, S. de R.L. de C.V.) (“Daimler”) to finance the purchase of these assets in July 2007 for 123.7 million, with 84 monthly payments of principal and interest beginning on January 2008. Interest is payable at a variable rate based on the 91-day TIIE plus 200 basis points.

A debt recognition and restructuring agreement was entered into with the Company’s subsidiary, Lacto Comercial Organizada, S.A. de C.V. (“Lacorsa”), on December 1, 2010, for $96.7 million at a variable rate of the 28-day TIIE plus 3.5 percentage points. Principal is payable in 72 consecutive monthly payments plus accrued interest on the outstanding balance starting January 1, 2011 and maturing in December 2016.

Acquisition of Transportation Units

On June 4, 2008, the Company, through Lacorsa, entered into a loan facility in Mexican pesos with Daimler for the acquisition of 31 transportation units for $19.8 million at a fixed rate of 12.85%. Principal is payable in 60 consecutive monthly payments plus accrued interest on the outstanding balance, maturing in June 2013. On September 26, 2008, the Company, through Lacorsa, entered into a loan facility in Mexican pesos with Daimler for the acquisition of 8 transportation units for $5.2 million at a fixed rate of 13.56%. Principal is payable in 60 consecutive monthly payments plus accrued interest on the outstanding balance, maturing in September 2013. In June 2010, both loans were restructured into a single loan for $21.7 million at a fixed rate of 14.8%. Principal is payable in 60 consecutive monthly payments plus accrued interest on the outstanding balance, maturing in May 2015.

Other Debt

In June 2009, the Company secured with Banco Nacional de Comercio Exterior, S.N.C., Institución de Banca de Desarrollo, through its subsidiary TMM División Marítima, S.A. de C.V., a line of credit in dollars for working capital and/or current accounts for US$25.0 million (approximately Ps. 326.1 million) at a variable rate, maturing in June 2015. Monthly interest payments are due on outstanding balances and principal is due at maturity. Amounts may be drawn in both dollars and pesos with the possibility of making prepayments on principal without penalty. In July 2009, a first draw was made on the line of credit for US$6.9 million (approximately Ps. 90.0 million) at a variable rate of the 30-day Libor plus 600 basis points, with monthly interest payments. As of December 31, 2012, there was no outstanding balance because it was fully prepaid on July 2010.

In November 2009, a second draw was made on the line of credit for $132.9 million at a variable rate of the 28-day TIIE plus 400 basis points, with monthly interest payments. As of December 31, 2012, there was no outstanding balance because it was fully prepaid in April 2012.

In December 2009, a third draw was made on the line of credit for $11.9 million at a variable rate of the 28-day TIIE plus 400 basis points, with monthly interest payments. As of December 31, 2012, there was no outstanding balance because it was fully prepaid in June 2012.

In November 2010, the Company secured with Banco Nacional de Comercio Exterior, S.N.C., Institución de Banca de Desarrollo, through its subsidiary TMM División Marítima, S.A. de C.V., a second line of credit in dollars for working capital and/or current accounts for US$15.0 million (approximately Ps. 194.8 million) at a variable rate, maturing in June 2015. Monthly interest payments are due on outstanding balances and principal is due at maturity. Amounts may be drawn in both dollars and pesos with the possibility of making prepayments on principal without penalty. The balance of both facilities, together, cannot be over US$25.0 million (approximately Ps. 324.7 million) or its equivalent in Mexican pesos. In November 2010, a first draw was made on this second line of credit for $115.0 million at a variable rate of the 28-day TIIE plus 425 basis points, with interest payable monthly. As of December 31, 2012, the effective rate for this draw on the second line of credit was 9.0975% with an outstanding balance of $76.2 million.

In October 2011, a second draw was made on the second line of credit for $65.7 million at a variable rate of the 28-day TIIE plus 425 basis points, with monthly interest payments. As of December 31, 2012, the effective rate for this draw on the line of credit was 9.0975% with an outstanding balance of $65.7 million.

In August 2012, the Company secured with Banco Nacional de Comercio Exterior, S.N.C., Institución de Banca de Desarrollo, through its subsidiary TMM División Marítima, S.A. de C.V., a third line of credit in dollars for working capital and/or current accounts for US$15.0 million (approximately Ps. 194.8 million) at a variable rate, maturing in June 2015. Monthly interest payments are due on outstanding balances and principal is due at maturity. Amounts may be drawn in both dollars and pesos with the possibility of making prepayments on principal without penalty. The balance of the three facilities, together, cannot be over US$25.0 million (approximately Ps. 324.7 million) or its equivalent in Mexican pesos. In August 2012, a first draw was made on this third line of credit for $161.6 million at a variable rate of the 28-day TIIE plus 425 basis points, with interest payable monthly. As of December 31, 2012, the effective rate for this draw on the third line of credit was 9.0975% with an outstanding balance of $161.6 million.

In November 2009, the Company secured with Banco Mercantil del Norte, S.A., Institución de Banca Múltiple, through its subsidiary Ficorsa Corporate Services, S.A.P.I de C.V., a special purpose company, a line of credit in Mexican pesos in two tranches, one for the issuance of letters of credit, or Tranche A, and the second for working capital, or Tranche B, for a total of $215.0 million, maturing in November 2012, at a variable rate with monthly interest payments.

In December 2009, a first draw under Tranche A was made for the issue of a letter of credit for $24.7 million maturing February 11, 2010.

Also in December 2009, a first draw under Tranche B was made for $17.1 million at a variable rate of the 28-day TIIE plus 4.00%, with monthly interest payments. This first Tranche B draw was fully prepaid on February 2, 2010.

In February 2010, a second Tranche A draw was made for the issue of a letter of credit for $13.6 million maturing on December 31, 2010. The issuance of any letter of credit under Tranche A does not create any payment obligation for the borrower until the holder of the documents presents this for enforcement, accordingly no outstanding balance or effective rate for this portion of the line of credit is reported as of December 31, 2010. During 2010, there were various Tranche B draws for a total amount of $109.0 million, at a variable rate of the 28-day TIIE plus 4.00%, with interest payable monthly. All of these draws were fully paid in 2010, accordingly no outstanding balance or effective rate for this portion of the line of credit is reported as of December 31, 2010, 2011 or 2012, respectively.

In July 2010, the Company secured with Autofin México, though its subsidiary Proserpec Servicios Administrativos, S.A.P.I. de C.V., a line of credit in Mexican pesos for working capital for a total of $100.0 million, maturing in June 2012, at a variable rate of the 28-day TIIE plus 450 basis points with interest payable monthly. On September 30, 2011, using the same line of credit, the balance on the principal for this draw and interests was prepaid in full.

In September 2011, to strengthen the agricultural activities of ADEMSA, the Company decided to take advantage of the line of credit held by Proserpec Servicios Administrativos, S.A.P.I. de C.V. with the bank, to secure a loan for $42.9 million. This amount will be recognized as a capital contribution in the company Comercializadora de Valle Hermoso, S.A. de C.V. (COVAHESA). Therefore, considering the prepayment and this new draw on the line of credit, on September 30, 2011, the loans were combined into one for approximately $80.4 million at a variable rate of the 28-day TIIE plus 500 basis points, with monthly payments of principal and interest, and maturing September 2016. The effective rate on this draw on the line of credit as of December 31, 2012 was 9.3462% with an outstanding balance of approximately $60.3 million.

In January 2011, to improve the amortization schedule of the Receivables Securitization Facility and its cancelation, the Company decided to secure two lines of credit through its subsidiary Transportación Marítima Mexicana, S.A. de C.V. with two private investments, each of the credits for US$3.0 million (approximately Ps. 39.0 million). The loan accrues interest at a fixed rate of 11.25%, with semi-annual interest and principal payments, a two-year grace period for principal payments, and maturing January 2016. As of December 31, 2012 the outstanding balance of both credits was US$6.0 million (approximately Ps. 77.9 million).

In November 2011, the Company decided to secure a line of credit to strengthen the agricultural activities of ADEMSA, through its subsidiary Proserpec Servicios Administrativos, S.A.P.I. de C.V. with Logra Financiamientos, S.A. de C.V. SOFOM ENR, $10.6 million. This amount will also be recognized as a capital contribution in COVAHESA. The loan accrues interest at a variable rate of the 28-day TIIE plus 600 basis points, with monthly interest payments, four principal payments, and maturing December 2012. This line of credit was fully paid in December 2012.

In November 2011, the Company decided to enter into two loan facilities to strengthen the agricultural activities of ADEMSA, through its subsidiary Proserpec Servicios Administrativos, S.A.P.I. de C.V. with INPIASA, S.A. de C.V. The first for $15.7 million at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of principal and interest, and maturing August 2021; the second for $4.2 million at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of principal and interest, and maturing October 2016. The total amount for both loans will also be recognized as a capital contribution in COVAHESA. The effective rate for both loans as of December 31, 2012 was 9.3450%, with a total outstanding balance of approximately $16.8 million.

In March 2012, the Company secured with Inter Banco S.A., though its subsidiary Transportación Marítima Mexicana, S.A. de C.V., a line of credit in Mexican pesos for working capital for a total of approximately $15.0 million, at a variable rate of the 28-day TIIE plus 475 basis points with monthly payments of principal and interest, and maturing in March 2013. The effective rate on this line of credit as of December 31, 2012 was 9.5962% with an outstanding balance of $ 2.6 million.

In June 2012, the Company decided to secure line of credit to strengthen the agricultural activities of ADEMSA, through its subsidiary Proserpec Servicios Administrativos, S.A.P.I. de C.V. with Corporación Financiera de Occidente, S.A. de C.V. SOFOL IBM for $18.0 million at a variable rate of the 28-day TIIE plus 600 basis points, with monthly payments of principal and interest, and maturing June 2015. The amount of the loans will also be recognized as a capital contribution in COVAHESA. The effective rate for both loans as of December 31, 2012 was 10.8550%, with a total outstanding balance of $15.0 million.

In September 2012, the Company secured with Autofin México, though its subsidiary Servicios Directivos Sedise, S.A.P.I. de C.V., a line of credit in Mexican pesos for working capital for a total of $4.4 million, at a variable rate of the 28-day TIIE plus 500 basis points with monthly payments of interest, and maturing in March 2013. The effective rate on this line of credit as of December 31, 2012 was 9.84% with an outstanding balance of $ 4.4 million.

In December 2012, the Company decided to enter into another line of credit to strengthen the agricultural activities of ADEMSA, through its subsidiary Proserpec Servicios Administrativos, S.A.P.I. de C.V. with Banco del Bajío, S.A. for $8.5 million at a variable rate of the 28-day TIIE plus 250 basis points, with monthly payments of principal and interest, with a grace period of 12 months for principal payments, and maturing November 2019. The amount of the loans will also be recognized as a capital contribution in COVAHESA. The effective rate for both loans as of December 31, 2012 was 7.3422%, with a total outstanding balance of $8.5 million.

In December 2012, the Company decided to enter secure a line of credit through a capital lease to acquire automotive equipments with Value Arrendadora, S.A. de C.V. SOFOM ENR, for $1.4 million at a fixed rate of 14.23%, with monthly payments of principal and interest, and maturing on December 2016.

In September 2009, the Company secured with Pure Leasing, S.A. de C.V. through its subsidiary TMM Logistics, S.A. de C.V., a line of credit in Mexican pesos for working capital and/or current accounts for $26.2 million at a fixed rate of 14.25% with monthly payments on principal and interest on outstanding balances, maturing in September 2014.

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

Trend Information

Historically, a substantial portion of the revenue generated by our maritime operations has been achieved through contracts with PEMEX. In 2010, 2011 and 2012, 69%, 72% and 72% respectively, of the revenue generated by maritime operations resulted from contracts with PEMEX. We believe that we will further increase our revenues in this business segment going forward. PEMEX is expected to increase its deep water exploration in order to restore its decreasing oil reserves; as a result, we expect an increase in PEMEX demand for different types of vessels on the offshore sector.

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

Off-Balance Sheet Arrangements

As of December 31, 2012, we did not have any off-balance sheet arrangements. We report our assets and liabilities according to the current IFRS as issued by the IASB.

Contractual Obligations

The following table outlines our obligations for payments under our capital leases, debt obligations, operating leases and other financing arrangements for the periods indicated as of December 31, 2012:

Indebtedness (1)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in thousands of Pesos, unless noted otherwise)
Mexican Trust Certificates (2)	148,111	—	—	9,691,707	9,839,818
Parcel Tanker Vessels Financings (3)	35,175	61,881	247,931	—	344,987
Investors (4)	17,399	51,952	4,850	—	74,201
Land and Logistics Equipment Financing (5)	30,193	43,656	18,557	—	92,406
Refinancing Acquisition ADEMSA(6)	68,615	—	—	—	68,615
Working Capital PROSERPEC (7)	28,871	48,790	17,570	8,587	103,818
Other Debt (8)	4,231	295,278	430	—	299,939

Total	$332,595	$501,557	$289,338	$9,700,294	$10,823,784

Operating Lease Obligations (9)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Vessel, Transportation Equipment and Other Operating Leases	$91,007	$177,215	$105,826	$183,040	$557,088

Total	$91,007	$177,215	$105,826	$183,040	$557,088

Other (10)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Securitization Facility	$—	$—	$—	$—	$—

Total	$—	$—	$—	$—	$—

(1)	These amounts include principal payments and accrued and unpaid interest as of December 31, 2012.
(2)	Debt allocated in one special purpose company in connection with the financing of tanker vessels, offshore vessels and tugboats denominated in Mexican Pesos (Trust Certificates Program).
(3)	Debt allocated in one special purpose company in connection with the financing of two parcel tanker vessels.
(4)	Debt in connection with the cancellation of the Securitization Facility.
(5)	Debt in connection with the Land & Logistics equipment financing, denominated in Mexican Pesos.
(6)	Debt in connection with ADEMSA acquisition refinancing.
(7)	Debt allocated in one special purpose company for working capital and to strength agricultural activities of ADEMSA.
(8)	Debt allocated in two special purpose companies for working capital and letter of credit issuances.
(9)	These amounts include the minimum lease payments.
(10)	In April 2011, the Company finalized the early repurchase of all the certificates held by Deutsche Bank in the Securitization Facility.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

Our current Board of Directors was elected and ratified at the Company’s Annual General Ordinary Shareholders’ Meeting held on April 30, 2013. Our directors and alternate directors, their principal occupations and years of service (rounded to the nearest year) as a director or alternate director are as follows:

Name	Principal Occupation	Years as a Director or Alternate Director	Age
Directors
José F. Serrano Segovia	Chairman of the Board of Grupo TMM	41	72
Ignacio Rodríguez Rocha	Attorney and First Vice-chairman of Grupo TMM	22	77
Maria Josefa Cuevas de Serrano	Private Investor	7	67
Luis Martínez Argüello	Private Investor	8	72
José Luis Ávalos del Moral	Private Investor	6	70
Miguel Alemán Velasco	Private Investor	4	81
Miguel Alemán Magnani	Private Investor	4	47

Alternate Directors
José Francisco Serrano Cuevas	President Deputy Director	12	32

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

Position in the Board of Directors	Term

Chairman	7 years
Vice-Chairman	7 years
Second Vice-Chairman	Between 3 and 7 years (As determined by the General Shareholders’ Meeting that elects him/her. This position is currently vacant.)
Other Board Directors	1 year

José F. Serrano Segovia

Mr. Serrano was born on November 22, 1940. He has served as Chairman of Grupo TMM since 1992. Throughout his professional career, he has owned several family-owned companies in Mexico. Among the most outstanding positions of his professional and entrepreneurial career are: Chairman of the Executive Committee and Chairman of the Board of Grupo Anáhuac, S.A. de C.V. and Chairman of the Executive Committee and Chairman of the Board of Hules Mexicanos, S.A. de C.V. Mr. Serrano holds a master’s degree in engineering from Villanova University in Pennsylvania, U.S.A.

Ignacio Rodríguez Rocha

Mr. Rodríguez was born on July 13, 1936. Mr. Rodríguez has been appointed as First Vice Chairman of the Board of Directors of Grupo TMM since April 30, 2013. He is a member of the Board of Automotriz México, S.A. de C.V and Diesel de Toluca, S.A. de C.V. Mr. Rodríguez is currently a partner of Rodriguez Rocha, S.C.

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

Executive Officers

Our officers serve at the discretion of our Board of Directors. Our executive officers, their position and years of service with us and as an executive officer are as follows:

Name	Position	Years of Service	Executive Officer
Corporate Directors
José F. Serrano Segovia	Chairman of the Board and Chief Executive Officer	41	21
Jacinto David Marina Cortés	Deputy Chief Executive Officer	22	22
Carlos Pedro Aguilar Mendez	Chief Financial Officer, Corporate Administrative Director and Finance Director	23	6
Leticia Eugenia Lara Torres	Corporate Human Resources Director*
Elvira Ruiz Carreño	Corporate Audit Director	17	10
Marco Augusto Martínez Avila	Corporate Legal Director	5
Business Unit Directors
Luis Manuel Ocejo Rodriguez	Director, Maritime Transportation	30	6
Roberto Martínez Ríos	Director, Ports and Terminals	4	4

*	Ms. Leticia Eugenia Lara Torres has been appointed as a Corporate Human Resources Director since March 2013.

José F. Serrano Segovia, who is chairman of the Board of Directors. Maria Josefa Cuevas de Serrano is a member of the Board of Directors and is the wife of José F. Serrano Segovia. José Serrano Cuevas, who is an alternate director of the Board of Directors, is the son of José F. Serrano Segovia and Maria Josefa Cuevas de Serrano.

Compensation

For the year ended December 31, 2012, the aggregate total compensation paid to our directors, alternate directors and executive officers for services in all capacities was approximately $66.5 million. See Item 7. “Major Shareholders and Related Party Transactions.”

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

Audit and Corporate Practices Committee

The Board of Directors appointed an Audit and Corporate Practices Committee, which was approved at the Extraordinary Shareholders’ Meeting held on December 20, 2006 and added a fourth member at the Annual Shareholders’ Meeting held on April 30, 2008. This Committee is composed of Luis Martínez Argüello (President), Ignacio Rodriguez Rocha, and José Luis Ávalos del Moral, who has accounting and related financial management expertise in compliance with the Mexican Securities Law. Additionally Mr. Ávalos is considered a financial expert according to the standards set forth in Section 407 of the Sarbanes Oxley Act of 2002. In accordance with Mexican Securities Law and Mexican Corporate Practices, the committee’s responsibilities include, among others:

Audit responsibilities:

•	overseeing the accounting and financial reporting processes of the Company;

•	discussing the financial statements of the Company with all parties responsible for preparing and reviewing such statements, and advising the Board of Directors on their approval thereof;

•	overseeing compliance with legal and regulatory requirements and overseeing audits of the financial statements of the Company;

•	evaluating the performance of the Company’s external auditor and its independent status;

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

Employees

As of March 31, 2013, we had 3,241 employees, approximately 43% of whom were unionized. As of December 31, 2012, we had 3,162 employees, approximately 42% of whom were unionized. The increase in the number of our employees in the first quarter of 2013 is largely due to increases in our container maintenance and repair business, in automotive services and at the port of Tampico. As of December 31, 2011, we had 3,059 employees, approximately 41% of whom were unionized. The increase in the number of our employees in 2012 was largely due to our acquisition of a shipyard and increased operations at the port of Tampico. As of December 31, 2010, we had 3,214 employees, approximately 54% of whom were unionized. In accordance with customary practice in Mexico, we negotiate union contracts annually with regard to wages and every two years with regard to other matters, including benefits. We have experienced nine strikes since 1958. The longest of these strikes occurred in 1981 and lasted 21 days. We have not experienced a strike since 1987 and believe that relations with our employees are good.

Share Ownership

As of April 8, 2013, the Serrano Segovia family held 41,217,193 Shares directly, and the CPO Trustee maintained 34,797,575 Shares of our capital stock in the form of ADSs, including 3,512,500 Shares that are beneficially owned by the Serrano Segovia family. Accordingly, as of such date, the Serrano Segovia family controlled the voting power of our capital stock. The voting power controlled by the Serrano Segovia family varies from time to time, depending upon the number of Shares held by the Serrano Segovia family and by the CPO Trust and others. As of April 8, 2013, other than as set forth below in the section entitled “Major Shareholders,” each of our other directors, alternate directors or executive officers owns less than one percent of our Shares on an individual basis.

Shares were contributed to the CPO Trust established with a 30-year term by Nacional Financiera, S.N.C. (the “CPO Trustee”) on November 24, 1989. The CPO Trustee authorized the issuance of non-redeemable ordinary participation certificates (certificados de participación ordinarios no amortizables) (“CPOs”) that correspond to our Shares. One CPO may be issued for each Share contributed to the CPO Trust. CPOs constitutes separate negotiable instruments different and apart from the Shares, and afford to their holders only economic rights with respect to the Shares held in the CPO Trust. Such voting rights are exercisable only by the CPO Trustee, which is required by the terms of the CPO Trust to vote such Shares in the same manner as holders of a majority of the outstanding Shares not held in the CPO Trust and voted at the relevant meeting. Mexican and non-Mexican investors may hold CPOs without restrictions of any kind. The acquisition of Shares representing 5% or more of the capital stock of Grupo TMM by any person or group of persons (other than the Serrano Segovia family and the CPO Trustee), in one or a series of simultaneous or successive transactions requires the prior approval of the Board of Directors. As of April 8, 2013, the CPO Trustee held CPOs representing an aggregate of 34,797,575 Shares in the form of ADSs.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table indicates, as of April 8, 2013, unless otherwise indicated, the shareholders that beneficially own 5% or more of our outstanding Shares (the “Major Shareholders”). The percentage of our outstanding Shares owned by each Major Shareholder shown below is based on the 102,182,841 Shares outstanding as of April 8, 2013. For purposes hereof, each Major Shareholder with shared voting or investment authority with respect to certain securities is deemed to beneficially own all such securities.

Shareholder	Number of Shares	Percentage of Shares Outstanding
José F. Serrano Segovia (a) (b)	36,632,809	35.9%

a)	Based upon information made known to the Company and reports of beneficial ownership filed with the SEC, the Serrano Segovia Family beneficially owns 41,217,193 Shares, including 28,359,964 Shares held by VEX, a Mexican corporation in which José F. Serrano Segovia holds 100% of the voting stock, and 561,350 Shares beneficially owned by Promotora Servia, S.A. de C.V. (“Promotora”), a Mexican corporation controlled by José F. Serrano Segovia. Of the 561,350 Shares beneficially owned by Promotora, 560,850 Shares are owned directly by its subsidiary, Servicios Directivos Servia, S.A. de C.V. (“Servicios”), a Mexican corporation.
b)	Members of the Serrano Segovia family have pledged an aggregate of 7,513,867 Shares to IXE Banco, S.A. (“IXE”), to secure a loan in the principal amount of US$1.3 million.

Change in Percentage Ownership

No Major Shareholder has disclosed a significant change in its percentage ownership of Shares during the three years ended December 31, 2012.

Voting Rights and Control

As of April 8, 2013, 34,797,575 Shares were held in the form of ADSs, which have limited voting rights. The Shares held in the form of ADSs are held directly by the CPO Trust. The voting rights for those Shares are exercisable only by the trustee of the CPO Trust, which is required by the terms of the trust agreement to vote such Shares at any shareholders’ meeting in the same manner as the majority of the Shares that are not held in the CPO Trust are voted. Of the 63,099,841 Shares held outside of the CPO Trust as of April 8, 2013, the Serrano Segovia family beneficially owns 37,704,693, or 59.7% of such Shares. As a result, the Serrano Segovia family could direct and control the policies of the Company and its subsidiaries, including mergers, sales of assets and similar transactions. See Item 9. “The Offer and Listing.” Except for the limited voting rights applicable to their ADSs, none of the Major Shareholders have voting rights that differ from those applicable to other holders of Shares.

Other than the Serrano Segovia family, which may be deemed to control us, to our knowledge we are not directly or indirectly owned or controlled by any other corporation, by any foreign government or by any other natural or legal person, severally or jointly. We are not aware of any arrangement which may at a later date result in a change of control of the Company.

Related Party Transactions

On December 18, 2009, as part of the restructuring of the Company’s Securitization Facility, VEX, an affiliate of the Company, purchased trust certificates issued under the Securitization Facility with a face value of $1,206.5 million. VEX is a Mexican company in which José F. Serrano Segovia holds a minority equity interest and controls 100% of the voting stock; the remaining equity interest in VEX is held by related and unrelated investors through non-voting shares. The transaction with VEX was approved by the Board of Directors of Grupo TMM, on the basis of a prior approval by the Auditing and Corporate Governance Committee, which received an independent expert’s fairness opinion on the consideration and other terms and conditions of the transaction.

Pursuant to a resolution adopted at the Extraordinary General Shareholders’ Meeting held on December 15, 2009 and with the authorization of the Comisión Nacional Bancaria y de Valores, on January 6, 2010, VEX acquired 46,797,404 Shares for an aggregate subscription price of US$41,181,715.53, or US$0.88 per Share (equivalent to US$4.40 per ADS). The subscription price per Share was 10% higher than the ADS closing price on January 5, 2010. VEX paid the subscription price for the Shares as part of the consideration for its sale to Grupo TMM of the trust certificates. The remainder of the consideration VEX received for the trust certificates consisted of US$27,103,065.52 in cash, a five-year promissory note from Grupo TMM in the principal amount of US$12,250,000, and subordinated trust certificates issued under the Securitization Facility with a face amount of US$6,000,000. In May 2010, VEX distributed 18,437,440 of the 46,797,404 Shares it acquired to its investors. See Item 4. “Information on the Company — Recent Developments — Restructuring and Termination of Receivables Securitization Facility; Associated Capital Increase.”

ITEM 8.	FINANCIAL INFORMATION

See Item 18 — “Financial Statements.”

Legal Proceedings

Mutual Claims Between PRM and Grupo TMM

Grupo TMM was recently a claimant in two arbitrations with PRM, a Singapore company. The arbitrations were conducted under the Singapore International Arbitration Centre Rules and related to alleged breaches by PRM of two agreements for the sale of two vessels. Grupo TMM sought recovery of the deposits it had paid for the two vessels in the sum of US$5.2 million (approximately Ps. 67.5 million) and damages for breaches of the agreements. PRM alleged that Grupo TMM was in breach of the agreements and sought a declaration that it was entitled to the deposits and damages for breach. On November 28, 2011, the arbitral tribunal resolved the claims in favor of PRM and ordered Grupo TMM to instruct Platou, the broker holding the deposits, to release the same to PRM.

On January 16, 2012, Grupo TMM filed suit in Mexico challenging the validity of the award under the New York Convention for the Recognition and Enforcement of Foreign Arbitral Awards. After allowing the suit to proceed, the judge issued an order directing Platou not to release the deposit until PRM appears before the court in Mexico and requests enforcement of the arbitral award. In addition, on February 28, 2012, Grupo TMM filed a petition to set aside the award in Singapore on the grounds that the arbitrator failed to properly consider all the arguments and documents presented. As of December 31, 2012, the Company had reserved the amount of the deposit and also created an additional allowance of US$1.5 million (approximately Ps. 19.5 million) for potential legal fees associated with this case. Both items are reported in other expenses – net for the year ended December 31, 2012.

SSA Claims

In July 2006, February 2007, and May 2012, Grupo TMM received claim notices from SSA relating to certain contingencies affecting SSA (formerly TMM Puertos y Terminales, S.A. de C.V. or TMMPyT) in connection with the Amended and Restated Master Agreement dated July 21, 2001.

On June 14, 2007, we were officially notified by the ICC of arbitration proceedings with respect to one of the claims, which related to payments made by SSA to its employees under Mexico’s compulsory profit sharing regulations. SSA also filed a tax proceeding with the tax authorities in Mexico which related to the same payments made by SSA to its employees under Mexico’s compulsory profit sharing regulations. We have not been notified of any proceedings with respect to the second claim.

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

On January 10, 2013, we were officially notified by the ICC of arbitration proceedings with respect to the claim submitted in May 2012, which related to payments made by SSA to a law firm regarding a tax proceeding with the tax authorities in Mexico which related to the trademark of Servicios en Puertos y Teminales. The specifics of the claim have not been provided to the Company. The arbitration proceeding is in its initial stages and an arbitration panel has been chosen.

Refined Product Services (“RPS”) Claim

On August 7, 2007, Transportación Maritima Mexicana, S.A. de C.V. (“TMM”) filed a claim for arbitration against RPS for the amount of US$50,000 (approximately Ps. 649,400) for various expenses incurred by TMM due to the delay of the delivery of the tanker vessel Palenque.

On October 19, 2007, RPS filed a countersuit for US$3.0 million (approximately Ps. 39.0 million), alleging that TMM failed to maintain the tanker vessel Palenque, and also filed a claim for consequential damages for losing a contract while the vessel was being repaired. Although it is impossible to predict the outcome of any legal proceeding, we believe this claim to be without merit and intend to defend this proceeding vigorously.

Mutual Claims Between Worldwide Services, Ltd. (“WWS”) and TMM

In December 2007, TMM and WWS filed claims against each other relating to the charter by us of the vessel Veracruz. TMM’s US$342,500 (approximately Ps. 4.4 million) claim related to the fuel costs and low performance of the vessel Veracruz, and WWS’ US1.3 million (approximately Ps. 16.9 million) counter claim alleged that the same vessel overperformed and that consequently, TMM owes WWS under the terms of the charter contract. Although it is impossible to predict the outcome of any legal proceeding, we believe this claim to be without merit and intend to defend this proceeding vigorously.

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

ADEMSA, each of the financial institutions and COVAHESA, in its capacity as representative for over one thousand agricultural producers, have been negotiating a financial restructuring to permit the long-term financing of the debts or claims involved. As a result, the Company presents an allowance as of December 31, 2012 and 2011 for $118.0 and $233.0 million, respectively relating to the obligations of ADEMSA in the event the agreements being negotiated with the financial institutions cannot be implemented or if the debts cannot be settled in full during the term and under the conditions of the financing restructuring being negotiated.

Tax Proceedings

During 2012, the Federal Judiciary Power resolved on various proceedings that certain Grupo TMM companies had pursued against resolutions issued by the Federal Tax Service (SAT) that had rejected the offsetting of credit balances, by which those companies paid taxes for related parties for previous years. As a result, the credit balances should be recovered by the companies that had been denied this offsetting.

The tax authorities are currently conducting audits on the companies that originally owed the tax, however they have recognized the corresponding provisions, which are presented in the accounts payable and accrued expense liability.

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

In considering whether accrual of a loss contingency is necessary in connection with legal claims outstanding that could, both individually or in the aggregate, have a material effect on the financial condition or operating results of the Company, the Company evaluates the requirements of paragraph 14 of IAS 37 to determine whether the Company has a present obligation (legal or constructive), whether it is probable that an outflow of resources will be required in order to settle the obligation, and whether the amount of the obligation can be reliably estimated. Based on management’s review and analysis of the legal claims outstanding for the fiscal year ended December 31, 2012, the Company concluded that it did not have a present obligation in respect of any legal claims outstanding other than the mutual claims between PRM and Grupo TMM described above.

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

Our Shares continue to trade in Mexico on the Bolsa. In the United States, our ADSs, each representing five CPOs, are traded on the OTC market and are issued and exchanged by The Bank of New York Mellon in New York as the depositary. The Bank of New York Mellon replaced Citibank, N.A. as depositary on December 18, 2009. As of April 8, 2013, of the 102,182,841 outstanding Shares, 34,797,575 were held in the form of ADSs.

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

The tables below set forth for the periods indicated, the reported high and low prices for the Shares on the Mexican Stock Exchange. In addition, the tables below set forth the reported high and low prices for the ADSs on the NYSE for the periods between January 1, 2008 and June 15, 2012. The reported high and low prices for the ADSs for the periods beginning or after June 18, 2012 reflect the high and low bid prices for the ADSs on the OTC market.

Mexican Stock Exchange

Price per Share

(Pesos)

	Shares
Previous five years:	High	Low
2008	25.00	8.33
2009	14.75	9.08
2010	10.63	5.02
2011	6.70	2.05
2012	5.70	2.07

Mexican Stock Exchange

Price per Share

(Pesos)

	Shares
Previous two years (by quarter):	High	Low
2011:
First Quarter	6.70	5.53
Second Quarter	6.03	4.01
Third Quarter	5.10	2.05
Fourth Quarter	6.63	3.61
2012:
First Quarter	5.35	4.00
Second Quarter	5.70	3.91
Third Quarter	4.35	2.38
Fourth Quarter	2.65	2.07
2013:
First Quarter	2.80	2.35

Mexican Stock Exchange

Price per Share

(Pesos)

	Shares
Previous six months:	High	Low
November 30, 2012	2.44	2.07
December 31, 2012	2.53	2.19
January 31, 2013	2.70	2.36
February 29, 2013	2.66	2.35
March 31, 2013	2.80	2.50
April 30, 2013	2.68	2.01

Source: InfoSel Financiero

New York Stock Exchange / OTC Market

Price per ADS

(Dollars)

	ADS(*)
Previous five years:	High	Low
2008	12.00	1.55
2009	5.75	2.65
2010	4.00	1.87
2011	2.78	1.25
2012	2.24	0.70

(*)	Effective August 24, 2009, the ADS to CPO ratio changed from 1:1 to 1:5. Effective June 15, 2012, the ADSs were delisted from the NYSE. The ADSs began trading on the OTC market on June 18, 2012.

New York Stock Exchange / OTC Market

Price per ADS

(Dollars)

	ADS(*)
Previous two years (by quarter):	High	Low
2011:
First Quarter	2.78	2.19
Second Quarter	2.65	1.51
Third Quarter	2.34	1.25
Fourth Quarter	2.38	1.37
2012:
First Quarter	2.16	1.31
Second Quarter	2.20	1.22
Third Quarter	1.45	0.86
Fourth Quarter	1.10	0.70
2013:
First Quarter	1.10	0.91

(*)	Effective August 24, 2009, the ADS to CPO ratio changed from 1:1 to 1:5. Effective June 15, 2012, the ADSs were delisted from the NYSE. The ADSs began trading on the OTC market on June 18, 2012.

OTC Market

Price per ADS

(Dollars)

	ADS
Previous six months:	High	Low
November 30, 2012	0.94	0.76
December 31, 2012	0.98	0.76
January 31, 2013	1.06	0.91
February 29, 2013	1.05	0.95
March 31, 2013	1.10	0.98
April 30, 2013	1.02	0.81

Source: NYSE – price history composite; OTC market quotations.

Share Repurchase Program

On December 14, 2007, the Company announced that its Board of Directors had given its approval to constitute a reserve fund to repurchase Shares during their meeting held in November of that year. The Share repurchase program was also approved by the Company’s shareholders at a shareholders’ meeting. The program was approved for an amount of up to US$10 million (approximately Ps. 139.5 million).

The Company has repurchased 1,577,700 Shares under the program since its approval in 2007. As of April 8, 2013, of the 102,182,841 outstanding Shares, 34,797,575 were held in the form of ADSs.

Delisting of ADSs from the NYSE; Commencement of Trading on the OTC Market

In accordance with Sections 801 and 802 of the NYSE Listed Company Manual, a company is considered to be below compliance standards if, among other things:

•	its average global market capitalization is less than US$50 million over a 30 trading-day period and its stockholders’ equity is less than US$50 million;

•	its average global market capitalization is less than US$15 million over a 30 trading-day period, which would result in immediate initiation of suspension and delisting procedures; or

•	its average closing price of a listed security is less than US$1.00 over a consecutive 30 trading-day period.

On October 17, 2008, the Company received an official notice from the NYSE, pursuant to which the Company was informed that it was “below criteria” in connection with the applicable NYSE continued listing standard that states that if the average closing price of a security is less than US$1.00 over a consecutive 30-trading day period, it is considered below criteria.

As of such date, the Company had a six-month period to cure this deficiency so it could remain listed on the NYSE. On February 26, 2009, the NYSE submitted to the SEC an immediately effective rule filing which suspended the NYSE’s US$1.00 minimum price requirement on a temporary basis, initially through June 30, 2009 and later extended to July 31, 2009.

The temporary suspension of the US$1.00 minimum price requirement stated that companies trading below the US$1.00 minimum price criteria that did not regain compliance during the suspension period would recommence their compliance period upon reinstitution of the stock price continued listing standard and receive the remaining balance of their compliance period.

Additionally, companies below the US$1.00 minimum price criteria during the rule suspension period, would be deemed to have regained compliance during this period if:

1.	At the end of their respective six-month cure period, as established prior to this rule’s suspension, they have a US$1.00 closing share price on both the last trading day of the period and based on the preceding 30 trading days; and/or

2.	At the end of any calendar month during the suspension they have a US$1.00 closing share price on both the last trading day of such month and based on the 30 trading days preceding the end of such month.

In order to comply with the NYSE’s minimum price requirement, on August 24, 2009 we changed our ADS ratio from one ADS for every one CPO to one ADS for every five CPOs. All fractional entitlements of the Company’s ADS holders resulting from the reverse split were aggregated and sold by Citibank, N.A., the depositary at that time, on behalf of the ADS holders, and cash proceeds were distributed to the ADS holders in proportion to their fractional interests. There was no change to the Company’s CPOs or the underlying nominative common shares. For our ADS holders, the ratio change had the same effect as a one-for-five reverse stock split and thereby increased the listing price of our ADSs, bringing us into compliance with the NYSE’s minimum price requirement.

As of June 30, 2011, the value of our stockholders’ equity had reduced to US$51.4 million (US$41.7 million before minority interest). In August 2011, we engaged in discussions with the NYSE and explained to the NYSE that the reduction in our stockholders’ equity was primarily attributable to an appreciation of the Mexican peso against the U.S. dollar, as approximately 90% of our total debt is denominated in Mexican pesos and an appreciation of the Mexican peso against the U.S. dollar negatively impacts our net income, which in turn reduces the value of our stockholders’ equity. Following our discussions with the NYSE, the Mexican peso depreciated against the U.S. dollar, and the value of our total stockholders’ equity rose to US$108.4 million (US$104.5 million before minority interest) as of December 31, 2011, which brought us into compliance with the NYSE continued listing standards.

On May 2, 2012, we announced our financial results for the first quarter of 2012. When our financial results were converted to U.S. dollars at the exchange rate in effect at the end of the first quarter, the results showed that we had fallen below the NYSE’s continued listing standards for average global market capitalization and stockholders’ equity. On May 22, 2012, Grupo TMM’s Board of Directors approved a resolution authorizing the voluntary delisting of TMM’s ADSs from the NYSE.

On May 23, 2012, we issued a press release announcing the Board of Directors’ decision to voluntarily delist TMM’s ADSs from the NYSE, and explaining that the decision was based on a careful review of the circumstances, including the volatility of the exchange rate between U.S. dollars and Mexican pesos, which created uncertainty regarding TMM’s ability to satisfy the NYSE’s continued listing standards going forward. In addition, the Company’s Board of Directors cited the low trading volume in TMM’s ADSs and the compliance costs associated with maintaining a U.S. listing.

On June 5, 2012, the Company filed a Form 25 with the SEC to initiate the delisting of its ADSs from the NYSE. On June 18, 2012, TMM’s ADSs began trading on the OTC market under the ticker symbol GTMAY.

TMM’s ADSs continue to be registered in the United States under the U.S. Securities Exchange Act of 1934 and TMM’s nominative common shares underlying the ADSs continue to be traded in Mexico on the Bolsa Mexicana de Valores (the “Mexican Stock Exchange”).

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

Board of Directors

Our business and affairs are managed by the Board of Directors and by a General Director. The Board of Directors consists of not more than 21 nor fewer than seven persons, provided that at least 25% of the directors are independent. Our directors are elected annually at the Annual General Shareholders’ Meeting. The Board of Directors shall always have a Chairman, a First Vice-Chairman and a Second Vice-Chairman and other Directors. The position of Second Vice-Chairman is currently vacant.

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

Consequently, our total capital stock is made up of 103,760,541 Shares, of which 1,577,700 are held in treasury. As a result of a translation adjustment effective January 1, 2012, our stated total capital stock increased by $994,720,659 from $1,222,011,712. Accordingly, our total stated capital stock is $2,216,732,371.

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

Certain Mexican Federal Tax Consequences

This summary of certain Mexican federal tax consequences relates only to non-resident U.S. holders of our ADSs. This summary does not address all of the Mexican tax consequences that may be applicable to specific holders of the Shares (including a holder that controls the Company, an investor that holds 10% or more of the Shares or holders that constitute a group of persons for purposes of Mexican law).

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

Other Mexican Taxes — There are no Mexican inheritance, succession taxes or value-added taxes applicable to the ownership, transfer or disposition of our ADSs. Gratuitous transfers of our ADSs may, in some circumstances, subject the recipient to Mexican federal income tax. There are no Mexican stamp, issue, registration or similar taxes or duties payable by non-resident U.S. holders with respect to our ADSs.

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

Subject to certain exceptions for short-term and hedged positions, certain dividends received with respect to the ADSs by an individual U.S. holder may be subject to United States federal income tax at a maximum rate of 20% if the dividends are “qualified dividends”. Qualified dividends with respect to an individual U.S. holder generally include dividends that are received from a “qualified foreign corporation”, provided the U.S. holder meets certain holding period requirements with respect to its ownership of such qualified foreign corporation. A qualified foreign corporation generally includes a foreign corporation if (A) (i) its shares, including its ADSs, are readily tradable on an established securities market in the United States, or (ii) it is eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service (“IRS”) has approved for purposes of the qualified dividend rule, and (B) it was not a passive foreign investment company (“PFIC”) in the taxable year in which the dividend was paid or in the preceding taxable year. The ADSs are traded on the OTC market and will qualify as readily tradable on an established securities market in the United States for purposes of this rule as long as they are so listed. Further, as discussed below, we believe that we are not a PFIC. Therefore, we believe that dividends paid to an individual U.S. holder with respect to the ADSs generally are subject to U.S. federal income tax at a maximum rate of 20%, provided such U.S. holder otherwise meets the requirements for the application of such rate. The maximum 20% tax rate is effective with respect to qualified dividends includible in income during any taxable year ending before January 1, 2013.

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

In addition, under current law, certain U.S. Investors that are individuals, estates or trusts are be required to pay an additional 3.8% tax on various types of investment income. Such U.S. Investors should consult their tax advisors regarding the effect, if any, of the applicability of this tax in respect to an investment in our ADSs.

The rules governing foreign tax credits are complex and U.S. holders should consult their own tax advisors regarding the application of these rules in their particular circumstances.

PFIC — We believe that we were not a PFIC for United States federal income tax purposes for the 2012 taxable year and we do not anticipate being a PFIC for the 2013 taxable year. However, because PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time (including certain equity investments of less than 25 percent) and because the characterization of certain income and assets is uncertain under the PFIC rules, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. holder held ADSs, certain adverse consequences could apply to such U.S. holder.

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

The following information includes “forward-looking statements” that involve risk and uncertainties. Actual results could differ from those presented. All information below is presented under IFRS as of December 31, 2012, in pesos.

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

The Company’s income from operations may therefore be materially affected by variances in the exchange rate between the U.S. dollar and the Mexican Peso. The Company has sought to minimize its exposure to foreign currency risk by holding its debt primarily in Mexican Pesos. Mexican Pesos historically have been subject to greater risk of devaluation and have tended to depreciate against the U.S. dollar. Currently, approximately 96% of the Company’s indebtedness is denominated in Mexican Pesos, most of which is long-term debt incurred in connection with the Company’s Trust Certificates Program. Certificates issued under the Trust Certificates Program have a 20-year term and do not require the Company to make any principal payments prior to maturity.

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

At December 31, 2012 and 2011, the Company had monetary assets and liabilities denominated in currencies other than the Mexican peso as follows:

	December 31,
	(in thousands of Pesos)
	2012	2011
Assets	$500,730	$603,039
Liabilities	(891,280)	(1,136,967)

	$(390,550)	$(533,928)

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

The table below provides information about the Company’s debt obligations. For debt obligations, the table represents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in millions of pesos, which is the Company’s reporting currency.

	Breakdown of Fixed and Variable Rates of Financial Obligations(1)
	Expected Maturity
Liabilities	2013	2014	2015	2016	Thereafter	Total	Fair Value
	(in millions of pesos)
Long-Term Debt
Fixed Rate	$117.5	$55.8	$49.4	$33.7	$178.3	$434.7	$434.7
Average Interest Rate	8.39%	8.22%	7.79%	7.33%	7.06%	8.39%		**
Variable Rate	$57.4	$51.8	$353.8	$44.7	$10,665.5	$11,173.2	$11,173.2
Average Interest Rate	7.34%	7.42%	7.34%	7.29%	7.29%	7.29%		**

(1)	Information as of December 31, 2012
**	Not applicable

From time to time, we use derivative financial instruments such as interest rate cap transactions for hedging purposes in order to reduce our exposure to increases in interest rates.

On July 29, 2010, the Company entered into a three-year interest cap transaction with Banamex, S.A. in an amount of Ps. 10.5 billion to hedge against fluctuations in the TIIE rates in Mexico. This contract was entered into in connection with the fourth issuance of the Trust Certificates Program.

On December 6, 2012, the Company entered into a one-year interest cap transaction with Credit Suisse in an amount of Ps. 10.6 billion to hedge against fluctuations in the TIIE rates in Mexico. This contract was entered into in connection with the fourth issuance of the Trust Certificates Program.

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

Derivative Instruments

As of December 31, 2012, the only derivative instruments held by the Company are the interest rate caps used for hedging purposes in the fourth issuance of certificates under our Trust Certificates Program.

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

Persons depositing or withdrawing CPOs must pay:	For:

US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	•	Issuance of ADSs, including issuances resulting from a distribution of CPOs or rights or other property

	•	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$.02 (or less) per ADS	•	Any cash distribution to ADS registered holders

US$.02 (or less) per ADSs per calendar year	•	Depositary services

A fee equivalent to the fee that would be payable if securities distributed to holders had been CPOs and the CPOs had been deposited for issuance of ADSs	•	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders

Registration or transfer fees	•	Transfer and registration of CPOs on the register to or from the name of the depositary or its agent when a holder deposits or withdraws CPOs

Persons depositing or withdrawing CPOs must pay:	For:

Expenses of the depositary	•	Cable, telex and facsimile transmissions as expressly provided in the deposit agreement

	•	Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or CPO underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	•	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	•	As necessary

Fees payable by the depositary

The depositary has agreed to reimburse us for expenses we incur in connection with the establishment of the ADS facility, including legal fees, fees due to the previous depositary, investor relations expenses and other facility-related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. The depositary has also agreed to pay its standard out-of-pocket administrative, maintenance and shareholder services expenses for the ADSs. Such expenses include the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationary, postage, facsimile and telephone calls, and certain investor relationship programs or special investor relations promotional services. We received reimbursements in the amount of US$28,889.12 net of taxes, from the depositary during the year ended December 31, 2011. Finally, we received reimbursements from the depositary in the amount of US$7,640.86, net of taxes, during the year ended December 31, 2012.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See Item 4. “Information on the Company — Organizational Structure — Reclassification of Series A and Series L Shares.”

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclose Controls and Procedures.

The Company has evaluated, under the supervision and with the participation of management, including the Company’s Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2012. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer each concluded that, as of the end of the 2012 fiscal year, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in its reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported as and when required by the Securities and Exchange Commission’s applicable rules and forms, and is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedure may deteriorate. The Company, with the participation of its Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012. In making its assessment of internal control over financial reporting, management used the criteria set forth by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission in Internal Control — Integrated Framework.

As a result of this assessment, the Company’s management has determined that the Company’s internal control over financial reporting was effective as of December 31, 2012.

(c) Attestation report of the registered public accounting firm.

      Not applicable.

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

The Board of Directors of Grupo TMM appointed an Audit and Corporate Practices Committee which is comprised of three independent directors, each of whom has significant experience in analyzing and evaluating financial reports and an understanding of internal controls and procedures for financial reporting. The members of this committee are Luis Martínez Argüello (President), Ignacio Rodriguez Rocha and José Luis Ávalos del Moral. Mr. Ávalos is considered a financial expert according to the standards set forth in Section 407 of the Sarbanes Oxley Act of 2002, and also has accounting and related financial management expertise in compliance with the Mexican Securities Law.

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

The following table reflects our principal accounting fees and services for the years 2012 and 2011:

GRUPO TMM, S. A. B.

Summary of Auditors’ Payments

(In thousands of Dollars)

	As of December 31,
	2012	2011
Audit Fees(a)	$13,551.5	$13,882.6
Audit-Related Fees(b)	—	260.0
Tax Fees(c)	210.3	199.7

Total(d)	$13,761.8	$14,342.3

(a)	Audit Fees—Fees relate to the review of our Annual Financial Statements and Annual Report filed with the SEC and review of other SEC filings.
(b)	Audit-Related Fees—Fees relate to due diligence services.
(c)	Tax Fees—Fees relate to specific tax issues, in compliance with the applicable tax laws.
(d)	Total does not include Mexican tax (“Impuesto al Valor Agregado” or “IVA”).

The Company’s Audit Committee pre-approves all fees for the services provided by the independent auditors, including the fees for 2011 and 2012 in accordance with the Company’s policies and procedures.

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

Consolidated Financial Statements and Report of Independent Registered Public Accounting Firm

Grupo TMM, S.A.B. and Subsidiaries

December 31, 2012, 2011 and 2010

Grupo TMM, S.A.B. and Subsidiaries

Consolidated Financial Statements

December 31, 2012, 2011 and 2010

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders of

Grupo TMM, S.A.B.:

We have audited the accompanying consolidated statements of financial position of GRUPO TMM, S.A.B. and subsidiaries (“Grupo TMM” or “the Company”), as of December 31, 2012, 2011 and 2010, and the related consolidated statements of operations, comprehensive income, changes in stockholder’ equity, and cash flows for each of the three years in the period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of Grupo TMM as of December 31, 2012, 2011 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

The accompanying consolidated financial statements have been prepared under the assumption the Company will continue as a going concern. As discussed in Note 4, the Company has incurred significant net losses in 2012 and 2010, principally as a result of its comprehensive financing cost. These conditions, along with other matters as set forth in Note 4, raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 3 c), as a result of changes in the economic environment and that the operations of Grupo TMM are currently concentrated in Mexico, as of January 1, 2012, the Company has decided to change its operating currency and reporting from US dollars to Mexican pesos. The procedures for converting the operating currency were applied prospectively as of said date.

Mexico City

May 15, 2013

Consolidated statements of financial position

December 31, 2012, 2011 and 2010

(amounts in thousands of Mexican pesos)

	2012	2011	2010
Assets
Current
Cash and cash equivalents	$496,680	$507,609	$1,113,560
Restricted cash (Notes 13 and 14)	592,345	568,072	648,590
Accounts receivable—net of allowance for doubtful accounts of $55,112 in 2012, $48,733 in 2011, and $46,184 in 2010	474,027	543,440	465,478
Related parties (Note 15)	—	—	5,052
Tax credits (Note 5)	75,227	38,272	83,886
Other accounts receivable –net (Note 6)	220,487	206,592	169,469
Materials and supplies	133,990	144,246	118,827
Other current assets (Note 7)	12,906	17,100	18,808
Non-current assets held for sale	23,842	—	8,877

Total current assets	2,029,504	2,025,331	2,632,547

Concession rights—net (Note 8)	32,167	35,943	35,276
Property, machinery and equipment—net (Note 9)	9,716,653	10,012,703	9,430,423
Prepaid expenses and other (Note 10)	92,733	103,477	94,312
Intangible assets (Note 11)	132,267	158,933	292,778
Deferred income tax (Note 20)	941,944	942,621	835,665

Total assets	$12,945,268	$13,279,008	$13,321,001

Current liabilities:
Current portion of long term debt (Notes 12 and 14)	$332,595	$239,759	$293,100
Suppliers	302,362	299,525	287,020
Accounts payable and accrued expenses (Note 16)	931,107	738,853	581,791
Related parties (Note 15)	18,061	12,218	—
Obligations from the sale of receivables (Note 13)	—	—	138,960

Total current liabilities	1,584,125	1,290,355	1,300,871

Long term debt (Notes 12 and 14)	10,491,189	10,255,824	10,358,630
Dividends payable	—	—	175,660
Employee benefits (Note 22)	211,143	213,415	172,787
Obligations from the sale of receivables (Note 13)	—	—	6,810

Total non-current liabilities	10,702,332	10,469,239	10,713,887

Total liabilities	12,286,457	11,759,594	12,014,758

Stockholder equity (Note 17):
Equity capital, 103,760,541 shares authorized and issued	2,216,733	2,216,733	1,967,863
Treasury shares (1,577,700 shares)	(46,805)	(46,805)	(46,506)
Revaluation surplus (Notes 3j and 9)	846,815	891,349	793,630
Statutory reserve	216,948	216,948	192,592
Accrued losses	(2,463,934)	(1,642,527)	(1,560,219)
Capital Premium	77,106	77,106	68,449
Translation balance (Note 3c)	(247,668)	(247,668)	(219,862)

Controlling interest	599,195	1,465,136	1,195,947
Non-controlling interest (Note 3s)	59,616	54,278	110,296

Total stockholder equity	658,811	1,519,414	1,306,243

Total liabilities and stockholder equity	$12,945,268	$13,279,008	$13,321,001

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of operations

for the years ended December 31, 2012, 2011, and 2010

(amounts in thousands of pesos, except shares)

	2012	2011	2010
Transportation revenue	$3,334,745	$3,344,870	$3,859,315
Costs and expenses:
Salaries, wages and employee benefits	895,839	803,148	858,043
Leases and other rents	634,961	616,817	724,795
Purchased services	445,525	486,255	553,753
Fuel, materials and supplies	353,598	325,508	322,395
Other costs and expenses	157,344	232,490	238,486
Depreciation and amortization	696,644	640,515	725,288

	3,183,911	3,104,733	3,422,760

Income on transportation	150,834	240,137	436,555

Other expenses, net (Note 18)	(26,377)	(175,275)	(65,030)

Operating income	124,457	64,862	371,525

Interest income	50,098	44,813	103,004
Interest expense	987,890	1,041,482	987,796
Gain (loss) on exchange, net (Note 19)	41,002	1,164,450	(481,697)

Comprehensive financing cost	(896,790)	167,781	(1,366,489)

(Loss) income before taxes	(772,333)	232,643	(994,964)

Provision for income taxes (Note 20)	(8,783)	(41,060)	(10,350)

Net (loss) income for the year	$(781,116)	$191,583	$(1,005,314)

Attributable to:
Non-controlling interest	5,338	12,539	20,814

Grupo TMM, S.A.B. Stockholders	$(786,454)	$179,044	$(1,026,128)

Net (loss) earnings for the year, per share	$(7.644)	$1.875	$(9.855)

Weighted average of shares outstanding for the period	102,183	102,176	102,007

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of comprehensive (loss) income

for the years ended December 31, 2012, 2011, and 2010

(amounts in thousands of pesos, except shares)

	2012	2011	2010
Net (loss) profit for the year	$(781,116)	$191,583	$(1,005,314)
Other comprehensive (loss) income lines:
Stock repurchase	—	(1,381)	619
Translation balance	(42,989)	(240,366)	65,089
Provision for employee benefits	11,480	(41,549)	(23,075)
Revaluation surplus	(63,620)	(3,786)	1,133,757
Cancellation of dividends (Note 17)	—	134,204	—
Income tax on other comprehensive income (loss) results	15,642	13,601	(333,205)

Other comprehensive results for the year net of taxes	(79,487)	(139,277)	843,185

Comprehensive (loss) profit for the year	$(860,603)	$52,306	$(162,129)

Attributable to:
Non-controlling interest	5,338	12,539	20,814
Grupo TMM, S.A.B. Stockholders	(865,941)	39,767	(182,943)

	$(860,603)	$52,306	$(162,129)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of changes in stockholder equity

Years ended December 31, 2012, 2011, and 2010

(amounts in thousands of pesos, except shares)

	Number of shares issued and outstanding	Equity Capital	Cumulative losses	Capital Premium	Initial cumulative translation balance	Subtotal	Non-controlling interest	Total Stockholder Equity
Balances as of December 31, 2009	102,024,441	$2,024,906	$(391,054)	$72,109	$(231,617)	$1,474,344	$94,710	$1,569,054
Repurchase of shares during 2010	(29,800)	(780)	619	—	—	(161)	—	(161)
Revaluation surplus			793,630	—	—	793,630	—	793,630
Translation balance	—	(102,769)	65,089	(3,660)	11,755	(29,585)	(5,228)	(34,813)
Provision for employee benefits	—	—	(16,153)	—	—	(16,153)	—	(16,153)

Total year expenses recognized directly in capital			843,185
Net loss for the year	—	—	(1,026,128)	—	—	(1,026,128)	20,814	(1,005,314)

Comprehensive loss for the year			(182,943)

Balances as of December 31, 2010	101,994,641	1,921,357	(573,997)	68,449	(219,862)	1,195,947	110,296	1,306,243

Sale of repurchased stocks during 2011	188,200	5,579	(1,381)	—	—	4,198	—	4,198
Revaluation surplus	—	—	(2,650)	—	—	(2,650)	—	(2,650)
Translation balance	—	242,992	(240,366)	8,657	(27,806)	(16,523)	15,477	(1,046)
Provision for employee benefits	—	—	(29,084)	—	—	(29,084)	—	(29,084)
Cancellation of dividends	—	—	134,204	—	—	134,204	—	134,204

Total year expenses recognized directly in capital			(139,277)
Reduction of capital in subsidiaries	—	—	—	—	—	—	(84,034)	(84,034)
Net earnings for the year	—	—	179,044	—	—	179,044	12,539	191,583

Comprehensive earnings for the year			39,767

Balances as of December 31, 2011	102,182,841	2,169,928	(534,230)	77,106	(247,668)	1,465,136	54,278	1,519,414

Revaluation surplus	—	—	(44,534)	—	—	(44,534)	—	(44,534)
Translation balance	—	—	(42,989)	—	—	(42,989)	—	(42,989)
Provision for employee benefits	—	—	8,036	—	—	8,036	—	8,036

Total year expenses recognized directly in capital			(79,487)
Net loss for the year	—	—	(786,454)	—	—	(786,454)	5,338	(781,116)

Comprehensive loss for the year			(865,941)

Balances as of December 31, 2012	102,182,841	$2,169,928	$(1,400,171)	$77,106	$(247,668)	$599,195	$59,616	$658,811

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of cash flow

Years ended December 31, 2012, 2011, and 2010

(amounts in thousands of pesos)

	2012	2011	2010
Cash flows from operating activities:
Net (loss) profit for the year:	$(781,116)	$191,583	$(1,005,314)
Adjustments to reconcile net loss (profit) to cash provided by operating activities:
Depreciation and amortization	696,644	640,515	725,288
Other amortizations	108,480	139,646	121,492
Provision for taxes	8,783	41,060	10,350
Gain on the sale of properties, machinery and equipment	(17,165)	(6,189)	(4,233)
Loss on the sale of subsidiary shares	—	—	12,814
Impairment of long-lived assets	—	129,567	—
Provision for interest on debt	856,901	855,868	835,912
Gain on purchase of subsidiaries	(74,245)	—	—
Exchange (gain) loss—net	(25,387)	(1,158,423)	479,397
Changes in assets and liabilities:
Restricted cash	(24,273)	80,519	189,154
Accounts receivable	69,413	(77,962)	154,789
Other accounts receivable and related parties	(45,007)	25,760	149,666
Materials, supplies and accessories	10,256	(25,419)	(6,938)
Other current assets	4,194	1,707	(1,120)
Other accounts payable and accrued expenses	116,767	(113,036)	(600,163)
Other non-current assets	14,590	124,679	135,964
Employee benefits	(2,272)	40,628	16,954

Total adjustments	1,697,679	698,920	2,219,326

Cash provided by operating activities	916,563	890,503	1,214,012

Cash flows from investment activities:
Sale of properties, machinery and equipment	60,709	47,510	67,140
Acquisition of properties, machinery and equipment	(351,203)	(191,082)	(405,938)
Acquisition of subsidiaries	(54,301)	—	—
Sale of associate companies	—	—	51,331
Reduction of capital in subsidiaries	—	(74,874)	—

Cash used in investment activities	(344,795)	(218,446)	(287,467)

Cash flows from financing activities:
Proceeds from financial debt	(570,006)	(1,121,266)	12,410
Cash proceeds from obligations from the sale of receivables	—	(147,910)	(111,041)
Purchase of capital stock	—	1,205	(164)

Cash used in financing activities	(570,006)	(1,267,971)	(98,795)

Effect on cash from currency fluctuation	(12,691)	(10,038)	24, 702

Net (decrease) increase in cash and cash equivalents	(10,929)	(605,952)	852,452
Cash and cash equivalents at year start	507,609	1,113,561	261,109

Cash and cash equivalents at year end	$496,680	$507,609	$1,113,561

Supplemental cash disclosures:
Interest paid	$616,921	$920,962	$376,001

Income tax and corporate flat tax paid
	$64,635	$12,738	$13,256

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements

As of December 31, 2012, 2011, and 2010

(Amounts expressed in thousands of Mexican pesos, except shares)

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

Grupo TMM’s head office is located at Avenida de la Cúspide N° 4755, Colonia Parques del Pedregal, Delegación Tlalpan, C. P. 14010, México, D. F.

As of December 31, 2012 and 2011, Grupo TMM holds the percentage of equity interest indicated in the following companies:

	2012		2011
Inmobiliaria TMM, S.A. de C.V. and subsidiaries		100%		100%
Operadora Marítima TMM, S.A. de C.V.		100%		100%
Transportación Marítima Mexicana, S.A. de C.V. and subsidiaries		100%		100%
TMM Logistics, S.A. de C.V. and subsidiaries		100%		100%
Operadora Portuaria de Tuxpan, S.A. de C.V.		100%		100%
Terminal Marítima de Tuxpan, S.A. de C.V.		100%		100%
Transportes Líquidos Mexicanos, LTD		100%		100%
Personal Marítimo, S.A. de C.V.		100%		100%
TMM Agencias, S.A. de C.V.		100%		100%
Servicios de Logística de México, S.A. de C.V.		100%		100%
Servicios en Operaciones Logísticas, S.A. de C.V.		100%		100%
Lacto Comercial Organizada, S.A. de C.V.	i)	—		100%
Marmex Marine Mexico, Inc. and subsidiary		100%		100%
Autotransportación y Distribución Logística, S.A. de C.V.		100%		100%
Almacenadora de Depósito Moderno, S. A. de C. V.		100%		100%
Repcorp, S.A. de C.V. and subsidiary		100%		100%
TMM Parcel Tankers, S.A. de C.V.		100%		100%
TMM División Marítima, S.A. de C.V.		100%		100%
TMM Dirección Corporativa S.A. de C.V. (formerly
TMM Remolcadores, S.A. de C.V.)		100%		100%
Ikusi S.A.P.I. de C.V. (formerly Inmobiliaria Ikusi, S.A.P.I. de C.V.)		100%		100%
Ficorsa Corporate Services, S.A.P.I. de C.V.		100%		100%
Sedirsa Promotora, S.A. de C.V.		100%		100%
Trasatlántica Marítima de México, S.A.P.I. de C.V.	b)	100%	b)	100%
Promotora Satuiza, S.A.P.I. de C.V.	a)	99%	a)	99%
Promotora Satco, S.A. de C.V.		100%		100%
Lex New Proyects, S.A.P.I. de C.V. (formerly TMM New Proyects, S.A. de C.V.)		99%		100%
Administración Portuaria Integral de Acapulco, S.A. de C.V.		51%		51%
Servicios Administrativos API Acapulco, S.A. de C.V.		51%		51%
Comercializadora y Distribuidora Milgret, S.A.P.I. de C.V.		99%		99%
Nicte Inmobiliaria, S.A.P.I. de C.V		99%		99%
Proserpec Servicios Administrativos, S.A.P.I. de C.V.		99%		99%
Servicios Directivos Sedise, S.A.P.I. de C.V.		99%		99%
Seehafen Operadora Marítima, S.A.P.I. de C.V. and subsidiary	c)	100%		—
Mexschiff Operación de Personal, S.A.P.I. de C.V.	d)	100%		—
Perjomar Operadora de Personal, S.A.P.I. de C.V.	e)	100%		—
Omexmar Operadora Mexicana Marítima, S.A.P.I. de C.V.	f)	100%		—
Perhafen Services Marítimos, S.A.P.I. de C.V.	g)	100%		—

Inmobiliaria Dos Naciones, S. de R.L. de C.V.	h)	100%	—
Línea Mexicana TMM, S.A. de C.V.		100%	—
Siderpec Training Operadora, S.A.P.I de C.V.	j)	98%	—
Arbeimeer Operadora de Personal, S.A.P.I. de C.V.	k)	98%	—
Opertraining Services, S.A.P.I. de C.V.	l)	98%	—

a)	On November 22, 2011, one share in Promotora Satuiza, S.A.P.I. de C.V., was sold to an unrelated party.
b)	On May 12, 2011, Trasatlántica Marítima de México, S.A.P.I. de C.V. was established to provide all class of maritime, waterway, and lake transportation services on the water routes.
c)	On August 3, 2012, Seehafen Operadora Marítima, S.A.P.I. de C.V. was formed, to construct, repair, service, maintain, and refurbish all class of containers and platforms both in Mexico and overseas, itself or through third parties.
d)	On May 28, 2012, Mexschiff Operación de Personal, S.A.P.I. de C.V. was established, to provide services and consulting at Mexican ports, as regulated by the port law.
e)	On May 28, 2012, Perjomar Operadora de Personal, S.A.P.I. de C.V. was formed, to provide all class of industrial and commercial consulting services, and services related to the creation, planning, implementation, and development of programs aimed at promoting personnel efficiency and retention.
f)	On May 28, 2012, Omexmar Operadora Mexicana Marítima, S.A.P.I. de C.V. was established, to enter into industrial, commercial, and/or service contracts and agreements in the public and private sectors to provide all class of consulting or services.
g)	On June 14, 2012, Perhafen Services Marítimos, S.A.P.I. de C.V. was formed, to provide services and consulting at Mexican ports as regulated by the port law.
h)	On January 31, 2012, shares in Inmobiliaria Dos Naciones, S. de R.L. de C.V. (IDN) were acquired. This company engages in the construction of port facilities for the construction, repair, or major modification of vessels. (See Note 4)
i)	On July 2, 2012, Grupo TMM sold its shares in Lacto Comercial Organizada, S.A. de C.V. to TMM Logistics, S.A. de C.V.; on this same date TMM Logistics, S.A. de C.V. split with the spin-off company being Seehafen Operadora Marítima, S.A.P.I. de C.V.
j)	On May 28, 2012, Siderpec Training Operadora, S.A.P.I. de C.V. was formed, to provide all class of industrial, commercial, and service consulting services.
k)	On June 14, 2012, Arbeimeer Operadora de Personal, S.A.P.I. de C.V. was established, to provide all class of industrial, commercial, and service consulting services.
l)	On June 14, 2012, Opertraining Services, S.A.P.I. de C.V. was formed, to provide all class of services to third parties, including but not limited to, technical assistance and administrative services.

2 Changes in accounting policies:

a. Adoption of “Presentation of Items of Other Comprehensive Income’ (Amendments to IAS 1)

Grupo TMM has adopted early the ‘Reporting of Other Comprehensive Income Lines’ (IAS I Amendments). The IAS 1 Amendments apply to years starting on or after July 1, 2012 and require Companies to group the lines reported under Other Comprehensive Income with those that, according to other IFRS, will not be subsequently reclassified to income and those that will be reclassified to income when specific conditions are met.

The current option to report Other Comprehensive Income lines either before taxes or net of taxes remains unchanged, therefore the IAS 1 Amendments require the tax associated with each of the two Other Comprehensive Income groups to be shown separately.

b. New standards, amendments, and interpretations for existing standards that are not yet in effect and which have not been adopted early by Grupo TMM

At the date of authorization of these consolidated financial statements, certain new standards, amendments, and interpretations for the existing standards have been published by the IASB but are not yet effective, and have not been adopted early by Grupo TMM (with the exception of the IAS 1 Amendments mentioned in point a) above). Management anticipates that all of the relevant pronouncements will be adopted into Grupo TMM’s accounting policies in the first period after the effective date of the pronouncement. Information on new standards, amendments, and interpretations that are expected to be relevant to Grupo TMM’s financial statements is detailed below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s consolidated financial statements.

c. IFRS 9 Financial Instruments (IFRS 9)

The objective of the IASB is to replace IAS 39, Financial Instruments: Recognition and Measurement (IAS 39) with IFRS 9. To date, the chapters that presented problems with the recognition, classification, measuring, and de-recognition of financial assets and liabilities have been resolved. These chapters are applicable for years starting on or after January 1, 2012. The chapters that discuss the methodology for impairment and hedge accounting are still being developed. In addition, in November 2011, the IASB tentatively decided to consider making minimal modifications to the financial asset classification model of IFRS 9 to resolve issues of application. Grupo TMM Management has not yet considered the impact of this new standard on the consolidated financial statements for Grupo TMM. However, the Company does not expect to implement IFRS 9 until all its chapters have been released and the full impact of all the changes can be evaluated.

d. Consolidation Standards

The IASB released a package of consolidation standards applicable for years starting on or after January 1, 2013. The information for these new standards is presented following. Company Management has not yet completed its assessment of the impact of these new and revised standards on the consolidated financial statements of Grupo TMM.

i. IFRS 10 Consolidated Financial Statements (IFRS 10)

IFRS 10 replaces IAS 27 Consolidated and separated financial statements (IAS 27) and SIC 12 Consolidation—Special purpose entities. IFRS 10 revises the definition of control and provides a more extensive guide for its application. The new requirements have the potential to affect which Grupo TMM interests will be considered subsidiaries and therefore change the scope of the consolidation. However, the requirements for the consolidation procedures, the accounting changes for non-controlling interests, and the accounting for the loss of control in a subsidiary remain the same. Company Management’s preliminary assessment is that IFRS 10 will not change the classification (of subsidiaries or any other) for any of Grupo TMM’s current interests as of December 31, 2012.

ii. IFRS 11 “Joint Arrangements” (IFRS 11)

IFRS 11 replaces IAS 31 ‘Interests in joint ventures’ (IAS 31). This new standard more closely aligns the accounting of investors with the rights and obligations of the joint venture. In addition, the option of IAS 31 to use proportionate consolidation for joint ventures has been eliminated. IFRS 11 now requires the use of the equity method, which is currently used for investments in associates.

iii. IFRS 12 ‘Disclosure of Interests in Other Entities’ (IFRS 12)

IFRS 12 contains, and makes consistent, the disclosure requirements for the different types of investments, including unconsolidated structured entities. It introduces a new disclosure requirement for the risks to which the Company is exposed in terms of its involvement with structured entities.

iv. Transition guide for IFRS 10, 11, and 12

Subsequent to the release of the new standards, the IASB has made some changes to the considerations on transition for IFRS 10, IFRS 11, and IFRS 12. The guide confirms the Company is not obligated to apply IFRS 10 retrospectively in some circumstances and clarifies the requirements for reporting adjusted comparative information. The guide also makes changes to IFRS 11 and IFRS 12, which provides certain relief for the reporting or adjustment of comparative information for periods prior to the previous period. It also provides additional relief removing the requirements of comparative disclosures associated with unconsolidated structured entities for any period prior to their first year for which IFRS 12 is applied. The new guide is applicable for years starting on or after January 1, 2013.

v. Subsequent modifications of IAS 27 ‘Separate financial statements’ (IAS 27) and IAS 28 ‘Investments in Associates and Joint Ventures’ (IAS 28)

IAS 27 only covers consolidated financial statements. IAS 28 includes investments in joint ventures under its scope. However, the equity method of IAS 28 remains unchanged.

e. IFRS 13 “Fair Value Measurement” (IFRS 13)

IFRS 13 clarifies the definition of fair value and provides a guide with improved disclosures regarding the measuring of fair value. This does not affect which lines are required to be measured at fair value. IFRS 13 applies prospectively for years starting on or after January 1, 2013. Grupo TMM Management is in the process of reviewing its valuation methodologies considering the new requirements and has not yet completed its assessment of the impact on the consolidated financial statements.

f. Changes to IAS 19 ‘Employee benefits’ (IAS 19 Amendments)

The IAS 19 Amendments include a number of improvements planned.

The most significant involve defined benefit plans, including:

•	The “corridor method” is eliminated, requiring entities to recognize actuarial profits and losses incurred for the period reported,

•	Changes to the measuring and reporting of certain components of the defined benefit cost,

•	Improved disclosure requirements, including information on the characteristics of the defined benefit plans and the risks to which entities are exposed through participation in these.

The IAS 19 Amendments apply for years starting on or after January 1, 2013 and their effects are to be applied retrospectively. Grupo TMM will not be affected and the IAS 19 Amendments will not have an impact on the consolidated financial statements of Grupo TMM.

g. Offsetting Financial Assets and Liabilities (IAS 32 Amendments)

The IAS 32 Amendments add a guide to correct the inconsistencies in the application of the criteria for IAS 32 to offset financial assets and financial liabilities in the following two areas:

•	the meaning of “having the right to offset”,

•	that any gross settlement system could be considered equivalent to the net settlement.

The amendments are applicable for years starting on or after January 1, 2014 and are applied retrospectively. Company Management does not anticipate the amendments will have any material effect on the consolidated financial statements of Grupo TMM.

h. Disclosures—Offsetting financial assets and liabilities (IFRS 7 Amendments)

Disclosures have been qualitatively and quantitatively included in IFRS 7 ‘Financial Instruments: Disclosures’ (IFRS 7) in terms of the gross and net amounts recognized in financial instruments that are (a) offset on the statement of financial position and (b) subject to agreements to report net amounts and similar arrangements, even when there is no offsetting on the statement of financial position. The Amendments are applicable for years starting on or after January 1, 2013 and for quarters during these years. The disclosures required are to be made retrospectively. Company Management does not anticipate the Amendments will have a material impact on the consolidated financial statements of Grupo TMM.

i. Annual Improvements 2009 - 2011 (The Annual Improvements)

The 2009 - 2011 Annual Improvements make various minor changes to different IFRS. The relevant changes for Grupo TMM are summarized following:

Clarifications of the requirements for the opening statement of financial position:

•	Clarifies that the appropriate date for the opening statement of financial position is the start of the previous period (the related notes are no longer required),

•	Considers comparative requirements for an opening statement of financial position when an entity changes accounting policies or makes retrospective reformulations or reclassifications, per IAS 8.

The Company has considered the early application of this Annual Improvement and does not present the notes to the statement of financial position as of December 31, 2010 as a result of the retrospective application of the accounting change mentioned in Note 3o.

Clarifications of the comparative information requirements providing additional minimum requirements:

•	Clarifies that the additional information to the financial statements does not need to be presented in the form of a complete set of financial statements for periods beyond the minimum requisites,

•	Requires that any additional information presented must be in accordance with the IFRS and that the entity must present comparative information in the related notes for said additional information.

Effect of tax on distributions to holders of capital instruments:

•

Corrects the inconsistency detected between IAS 12 “Income Tax” (IAS 12) and IAS 32 “Financial Instruments: Presentation” (IAS 32) in relation to the recognition of the effects of income tax related to distributions to holders of capital instruments and the transaction costs for a capital transaction.

•

Clarifies that the intention of the IAS 32 is to follow the requirements of IAS 12 for the accounting of income tax related to distributions to holders of capital instruments and the transaction costs for a capital transaction.

Information by segments for the total assets and liabilities:

•

Clarifies that the total assets and liabilities for a particular reportable segment needs to be disclosed if and only if: (i) a measure of the total assets and the total liabilities (or both) is provided regularly to the COO that makes the decisions; (ii) there has been a material change in the measures disclosed in the last financial statements for the reportable segment.

The Annual Improvements described above are applicable for years starting on or after January 1, 2013. Company Management does not anticipate these improvements will have a material impact on the consolidated financial statements of Grupo TMM.

3 Summary of significant accounting policies:

Grupo TMM and its subsidiaries prepare their consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”), and these are expressed in thousands of Mexican pesos, the currency in which the Company transacts a major share of its operations, and in which a significant portion of the Company’s assets and liabilities arose and/or are listed. Until December 31, 2011, the operating and reporting currency was the US dollar, see Note 3c below.

The accompanying consolidated financial statements were approved by the Company Board of Directors on April 9, 2013.

The most significant accounting policies are summarized following:

a Consolidation—

The consolidated financial statements include the accounts of Grupo TMM and those of its subsidiaries. The balances and transactions with subsidiary companies have been eliminated for the purposes of consolidation. Grupo TMM consolidates the companies in which it holds 51% or more direct or indirect interest and/or has control. In the case of jointly controlled investments, Grupo TMM recognizes its interest by proportional consolidation. All subsidiaries are reported as of December 31, 2012.

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

b Business combinations

Grupo TMM applies the acquisition method to register business combinations. The payment Grupo TMM transfers to obtain control of a subsidiary is calculated as the sum of the fair values on the acquisition date of the assets transferred, liabilities incurred, and the capital interests issued by Grupo TMM, which includes the fair value of any asset or liability that arises from the contingent payment agreement. The acquisition costs are recorded in income as incurred.

Grupo TMM recognizes identifiable assets acquired and liabilities assumed in the business combination independent of whether these were previously reported in the financial statements for the party acquired prior to the acquisition. Assets acquired and liabilities assumed are generally issued at their fair value on the acquisition date.

Goodwill is the excess acquisition cost, in a business combination, on the fair value of the net assets acquired and is recorded at its cost less any impairment losses. Negative goodwill is reported immediately following the acquisition, in the statement of operations.

c Translation of foreign currency

As a result of changes in the economic environment and that the operations of Grupo TMM are currently concentrated in Mexico, as of January 1, 2012, the Company has decided to change its operating currency and reporting from US dollars to Mexican pesos. As of January 1, 2012, the date of conversion of the financial statements, the exchange rate was $13.9476. The procedures for converting the operating currency were applied prospectively as of said date, as follows:

•

All asset and liability lines for each statement of financial position for 2011 and 2010 were converted to the new operating currency using the exchange rate of $13.9476 and $12.3817 Mexican pesos per US dollar, respectively.

•	In the case of non-monetary lines, the resulting amounts converted on this date were considered as their corresponding historic costs.

•	The revenue and costs on each consolidated statement of operations and comprehensive income were converted at the exchange rates for the transaction dates.

•	All resulting exchange differences were reported in the comprehensive income as part of the “Conversion balance”.

•

The translation effect in the year of the non-cash items originated in pesos (fixed assets, intangible assets and prepaid expenses) in the year is originated by the difference in its historical original value and the translation of such items at an exchange rate of 13.9476 pesos/dollar, when registering such items at its historical value in pesos.

d Valuation of foreign currency-

Monetary assets and liabilities denominated in foreign currency are translated into the operating currency at the current exchange rates. The difference between the exchange rate on the date of the transaction and the exchange rate on the settlement date, or if not settled the date of the statement of financial position, is included in the consolidated statements of operations as a foreign exchange gain/loss.

e Cash and cash equivalents—

Cash and cash equivalents includes the cash and banks and on-sight deposits, together with any other highly liquid and short-term investments that can easily be converted into cash and which are subject to insignificant risk of change in their value.

f Restricted cash—

Restricted cash represents the amount required to guarantee payments according to the obligations arising from the debt agreements on the acquisition of vessels and from the sale of receivables and trust certificates (See Notes 13 and 14).

g Accounts receivable—

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

h Materials and supplies—

Materials and supplies, consisting mainly of fuel and items for maintenance of property and equipment, are valued at the lower of the average cost and the net realizable value.

i Concession rights—

Concession rights correspond to payments made for the rights to operate the assets under concession, which are stated at cost and are amortized over the terms specified in the agreements.

j Properties, machinery, and equipment, net—

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

In December 2010, the Company adopted the revaluation model for one class of its assets (Properties) in accordance with IAS 16, recognizing a surplus from revaluation in the fixed assets; this surplus was calculated subtracting the book value from the appraisal value provided by independent appraisers. The increase in value from the revaluation was recognized directly in the stockholder equity as “Revaluation surplus”, this item is not susceptible to distribution until the Company releases the asset. For the years 2012 and 2011, a new valuation of these properties was deemed unnecessary, given the stable conditions of the property market in Mexico.

Recurring maintenance and repair expenditures are charged to operating expenses as incurred. The major repairs on transportation equipment are capitalized and amortized over the period in which benefits are expected to be received (two to three years for vessels).

k Prepaid expenses—

Prepaid expenses represent advance payments made for future services and are amortized in the period when these services are received.

l Income tax and corporate flat tax, prepaid or deferred—

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

Changes to the assets and liabilities due to deferred taxes are recognized as a component of the fiscal benefit or expense in operations, except when these are associated with items that are recognized in other lines in the comprehensive income (such as the revaluation of land) or directly in the equity capital, in which case the deferred tax in question is reported in other lines in the comprehensive income or equity capital, respectively.

m Employee statutory profit sharing—

The employees’ statutory profit sharing is determined applying the rate of 10% on taxable income, adjusted as provided for by the Income Tax law. The employee profit sharing liability for the years 2012, 2011, and 2010, was $791, $857, and $630, respectively, among certain Grupo TMM subsidiaries.

n Loans—

Loans are recognized initially as the proceeds received, net of transaction costs incurred. Loans are subsequently stated at amortized cost using the effective yield method; any difference between proceeds (net of the minimum transaction costs) and the redemption value is recognized in the consolidated statement of operations over the period of the loans.

o Labor obligations—

Seniority premiums, to which employees are entitled after 15 years of service and after having retired at the age of 60, and retirement plan benefits obligations, are expensed in the years in which the services are rendered (see Note 22).

Other compensation based on length of service to which employees may be entitled in the case of retirement and also dismissals of personnel aged 55 and over , in accordance with the Federal Labor Law, are provided for based on an actuarial computation, in accordance with IAS 19 “Employee Benefits”.

As of January 1, 2012, Grupo TMM has decided to voluntarily cancel its accounting policy on the reserve for severance pay resulting from dismissals of personnel under 55 years of age, as this benefit has been withdrawn and as possible future restructuring costs will no longer involve the payment of these benefits on termination of employment. The effects of this change in policy were applied retrospectively. The retrospective effects for 2011 resulted in a charge to operations of $10,013, cancellation of a liability for $7,327, and a benefit to accrued earnings of $17,340; for 2010 they resulted in a charge to operations of $8,053, cancellation of a liability for $7,775, and a benefit to accrued earnings of $15,828.

p Revenue and cost recognition—

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

q Impairment of intangible assets and long-lived assets—

The Company reviews the carrying value of intangible assets and long-lived assets annually and impairments are recognized whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the assets exceeds its recoverable amount, which is the higher of an asset’s net selling price and its value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable discounted cash flows. As of December 31, 2011 losses for impairment were determined for a vessel, and also the goodwill for a business as the recoverable values for the long-lived assets were lower than their book values. No impairment losses were recorded as of December 31, 2012.

r Leases—

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

s Non-controlling interest—

Represents the percentage of third party interest in the subsidiaries of Grupo TMM.

t Segments—

In identifying its operating segments, Management follows Grupo TMM’s service lines, which represent the main services provided by Grupo TMM.

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

u Non-current assets held for sale and discontinued operations—

When Grupo TMM intends to sell a non-current asset or a group of assets (a group held for sale), and if the sale is highly probably within the next 12 months, the assets or group held for sale are classified as “held for sale” and are reported separately in the statement of financial position.

Assets classified as “held for sale” are measured at their book value immediately prior to the classification as held for sale, or at their fair value less their cost of sale, whichever is less. No asset classified as “held for sale” is subject to depreciation or amortization after being so classified.

v Use of estimates—

The preparation of the consolidated financial statements requires management to make estimates and assumptions that could affect the reported amounts for assets and liabilities at the statement of financial position date, as well as income or loss for the period. Actual results may differ from these estimates.

w Equity capital and reserves—

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

The translation balances include all current earnings and for previous periods.

The surplus from revaluation within the capital includes gains from the revaluation of properties, machinery, and equipment.

The conversion balance represents the effect from the change of currency from pesos to dollars in 1985 and the effect from the change of operating currency by certain Grupo TMM Subsidiaries prior to December 31, 2011.

x Trust certificates and obligations from the sale of receivables

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

y Provisions, contingent liabilities, and contingent assets—

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

4 Going concern:

The accompanying consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards, which consider the continuation of the Company as a going concern. The Company has sustained net losses in 2012 and 2010, principally as a result of its comprehensive financing cost. This condition, along with our substantial indebtedness raise substantial doubt our ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue as an ongoing concern.

On January 30, 2012, Grupo TMM acquired a shipyard at the Port of Tampico, representing an investment of $54,301. This shipyard is for ship repairs and has two floating docks with a capacity of 3000 metric tons. In the long term, the Company expects to have the capacity to be able to build vessels at this facility and such an operation is estimated to generate EBITDA of approximately $27,300 per year and a margin of 32% its first year of operation.

In addition, the Company estimates it will have thirty dry docks per year, 37% of which will be of its own fleet, resulting savings in vessel repair and maintenance costs.

The maritime business has improved in its performance in recent years, becoming more efficient with the same level of income, consolidating as the most profitable business for Grupo TMM.

In addition, Management continues to work on the implementation of the five year growth plan, which includes the following projects:

Short term—

Company management has plans to disincorporate certain businesses where results have not been as expected. When these actions have been completed, the Company’s operating balance is expected to improve so as to focus on profitable businesses.

Medium term—

The Company plans to develop a container terminal and a liquids terminal the port of Tuxpan, Veracruz. The container terminal will offer service to the growing demand in the Gulf of Mexico, taking advantage of the growth of the Mexican market. The objective of the liquids terminal will be to manage both current imports and also the expected increase in the importation of gasoline and diesel, through the construction of a pipeline and a mooring position. This terminal will start operations mid-2015, contributing a significant portion of its expected revenue.

Increase the Grupo TMM’s fleet of supplier ships with specialized vessels, to face the growing demand for deep water exploration in Mexico.

According to the Business Plan, between 2013 and 2015, Grupo TMM will invest in the acquisition of fourteen vessels, significantly improving its revenue. The plan considers the following program:

During 2013, nine ships are expected to be added under a bareboat rental scheme; in 2014, these same vessels are acquired under a seven year financial leasing plan at a per annum cost of 12%, plus a further two ships are added in June and September 2014 under a bareboat rental scheme, with the option to buy in the 7th year; in 2015, three ships are added that are replaced with sale.

5 Taxes receivable:

Taxes receivable as of December 31, 2012 and 2011 are summarized as follows:

	2012	2011
Income Tax (ISR)	$68,096	$33,223
Asset Tax	3,483	2,176
Corporate Flat Tax	3,648	2,873

	$75,227	$38,272

6 Other accounts receivable:

Other accounts receivable as of December 31, 2012 and 2011 are summarized as follows:

	2012	2011
Services for port, maritime, and other operations	$95,716	$105,179
Insurance claims	35,776	21,898
Employees	41,193	34,534
Other	47,802	44,981

	$220,487	$206,592

7 Other current assets:

Other current assets as of December 31, 2012 and 2011 are summarized as follows:

	2012	2011
Prepaid expenses	$3,377	$6,472
Fleet insurance	7,993	7,769
Prepaid insurance premiums	1,536	2,859

	$12,906	$17,100

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

Therefore the concession rights and the partial rights concessions provide for rights in favor of the Federal Government (see Note 24a).

The Company has met compliance with its obligation to maintain the concessioner’s facilities in good condition.

The concession rights as of December 31, 2012 and 2011 are summarized as follows:

	2012	2011	Years left to amortize
Administración Portuaria Integral de Acapulco (1)	$94,607	$94,607	10
Transportación Marítima Mexicana (2)	30,266	30,266	—

	124,873	124,873
Accumulated amortization	(92,706)	(88,930)

Concession rights—net	$32,167	$35,943

The amortization of the concession rights was $3,776 for the years ended December 31, 2012 and 2011.

(1)	Concession expires June 2021.
(2)	Concession expires January 2015. In January 2007, the total value of this concession has been fully amortized.

9 Property, machinery, and equipment, net:

Property, machinery, and equipment as of December 31, 2012 and 2011 are summarized as follows:

	2012
	Net balances at year start	Additions	Disposals	Transfers and others		Depreciation / impairment	Net balances at year end	Estimate useful life (years)
Vessels	$7,634,540	$13,208	$2,751	$181,672		$475,949	$7,350,720	25
Shipyard	—	—	—	59,503	(1)	1,524	57,979	40
Dry-docks:
Major vessel repairs	83,267	93,612	—	(12,663)		56,456	107,760	2.5
Building and facilities (2)	248,323	—	—	(7,419	)(5)	10,130	230,774	20 & 25
Warehousing equipment	8,326	390	—	(584)		2,379	5,753	10
Computer equipment	4,603	740	—	13		3,920	1,436	3 & 4
Terminal equipment	8,773	534	—	92		1,473	7,926	10
Ground transportation equipment	263,748	11,766	40,793	13,192		35,429	212,484	4.5 & 10
Other equipment	13,657	178	—	349		2,195	11,989

	8,265,237	120,428	43,544	234,155		589,455	7,986,821

Lands	1,376,460	—	—	25,091	(3)	—	1,401,551

Constructions in progress	371,006	230,775	—	(273,500)		—	328,281

	$10,012,703	$351,203	$43,544	$(14,254)		$589,455	$9,716,653

	2011
	Net balances at year start	Additions	Disposals	Transfers and others	Depreciation / impairment		Net balances at year end	Estimate useful life (years)
Vessels	$7,138,892	$2,636	$—	$961,623	$468,611	(4)	$7,634,540	25
Dry-docks:
Major vessel repairs	71,950	68,608	—	9,016	66,307		83,267	2.5
Buildings and facilities	196,807	725	725	64,292	12,776		248,323	20 & 25
Warehousing equipment	11,317	—	—	594	3,585		8,326	10
Computer equipment	7,429	823	—	968	4,617		4,603	3 & 4
Terminal equipment	9,137	614	—	2,397	3,375		8,773	10
Ground transportation equipment	329,824	711	28,230	9,981	48,538		263,748	4.5 & 10
Other equipment	13,484	363	167	2,780	2,803		13,657

	7,778,840	74,480	29,122	1,051,651	610,612		8,265,237

Land	1,323,183	—	4,352	57,629	—		1,376,460

Constructions in progress	328,400	139,978	—	(97,372)	—		371,006

	$9,430,423	$214,458	$33,474	$1,011,908	$610,612		$10,012,703

The accumulated depreciation on property, machinery, and equipment as of December 31, 2012 and 2011 is $3,209,000 and $2,666,004, respectively.

(1)	On January 30, 2012, Grupo TMM acquired a shipyard at the Port of Tampico, representing an investment of $54,301. This shipyard is for ship repairs and has two floating docks with a capacity of 3000 metric tons.
(2)	In 2010 the Company adopted the revaluation method for one class of its assets (properties) in accordance with IAS 16, recognizing a Revaluation Surplus in the fixed assets as follows: Land for $1,154,036, Buildings and facilities for $58,500, and Constructions in progress for $(2,800), giving a total of $1,209,746 (see Note 3j).
(3)	Includes the addition of the Inmobiliaria dos Naciones, S.A. de C.V. land for $65,358 and the reversion of the property revaluation surplus of $40,882.
(4)	In 2011, the Company determined impairment of $11,200 for the Vessel Tula.
(5)	includes reversion of revaluation surplus for $3,652.

As of December 31, 2012, 24 offshore vessels, 5 tanker vessels, and 5 tugboats are securing the issue of Trust Certificates. In addition, there are 10 properties, including the “La Moderna” property securing the Bancomext loan. Also, 39 tractor-trailers are securing the financing received from DC Automotriz Servicios.

10 Prepaid expenses and others:

Prepaid expenses as of December 31, 2012 and 2011 are summarized as follows:

	2012	2011
Prepaid expenses	$57,163	$62,373
Other share investments, net (1)	26,934	31,899
Security deposits	8,636	9,205

	$92,733	$103,477

(1)	Corresponds to investments in Companies where the Company does not have significant influence or voting rights.

11 Intangible assets:

Intangible assets as of December 31, 2012 and 2011 are summarized as follows:

	2012
	Net balances at year start	Additions	Disposals	Transfers and others	Amortization / impairment	Net balances at year end	Estimated useful life
Software	$4,673	$7,342	$—	$234	$5,510	$6,739	3 & 5
Trademarks (1)	125,528	—	—	—	—	125,528
Non-competition rights (2)	28,732	—	—	(5,910)	22,822	—	5

	$158,933	$7,342	$—	$(5,676)	$28,332	$132,267

	2011
Software	$1,250	$3,180	$—	$4,539	$4,296	$4,673	3 & 5
Goodwill (ADEMSA) (3)	129,082	—	—	16,322	145,404	—
Trademarks (1)	111,434	—	—	14,094	—	125,528
Non-competition rights (2)	51,012	—	—	6,452	28,732	28,732	5

	$292,778	$3,180	$—	$41,407	$178,432	$158,933

(1)	On December 31, 2004, Grupo TMM acquired the Marmex trademark rights from its then partner Seacor Marine International, LLC, for the amount of $125,528, which was recorded on this date, deducting the non-controlling interest amount. Grupo TMM acquired said non-controlling interest and therefore the trademark rights are now classified in intangible assets.
(2)	A stockholder with significant influence in the business decision making of Grupo TMM decided to sell her interest. In view that this individual also had knowledge of business plans, market condition, as well as relationships with customers and vendors of Grupo TMM, the Board of Directors approved the Company on November 20, 2007, to enter into a non competition agreement for a 5 year period with this individual; this agreement provides for a penalty of US$14.3 million (approximately $185,700) in the event of non-compliance.
(3)	The goodwill arises from the purchase of Almacenadora de Depósito Moderno, S.A. de C.V., (“ADEMSA”). The value of the intangible asset for customer relations could not be reasonably estimated, therefore it is included in the value for this goodwill. It was decided to cancel the goodwill following the annual impairment trial balance performed in 2011 (see Note 24b IV).

The “ADEMSA” goodwill, the non-competition rights, and the Marmex trademark are subject to an annual impairment assessment in accordance with IAS 36.

The primary premises considered for the valuation of the trademark are: 5 year projections for business division, macroeconomic premises and for the maritime sector, historic operating balances (2008 - 2012), and monthly statistical reports on freight, vessels, and passengers provided by the Department of Transport and Communications (SCT).

12 Financing:

The total debt as of December 31, 2012 and 2011 is summarized as follows:

	2012	2011
Short term debt:
DVB Bank América (1)	$34,605	$39,402
DEG-Deutsche Investition (3)	66,239	23,711
DC Automotriz Servicios (2)	21,123	18,202
Autofin México (6)	20,452	16,137
Investors (9)	12,988	—
Pure Leasing (4)	7,171	8,536
Finox (10)	6,000	—
Interbanco (11)	3,950	—
INPIASA (8)	2,397	2,413
Value Arrendadora (13)	281	—
Logra Financiamientos (7)	—	6,737
Interest payable	157,711	126,882
Transaction costs	(322)	(2,261)

	$332,595	$239,759

	2012	2011
Long term debt:
Trust Certificates
(CBF) (See note 14)	$9,691,707	$9,427,642
DVB Bank América (1)	309,812	343,432
Bancomext, S.N.C. (5)	294,580	203,747
DC Automotriz Servicios (2)	59,159	77,814
Investors (9)	56,802	71,426
Autofin México (6)	44,206	60,282
DEG-Deutsche Investition (3)	—	47,422
INPIASA (8)	13,202	14,268
Finox (10)	9,000	—
Banbajio (12)	8,539	—
Pure Leasing (4)	3,054	9,791
Value Arrendadora (13)	1,128	—

	$10,491,189	$10,255,824

(1)	In 2007, Grupo TMM entered into two lines of credit in US dollars with DVB Bank to acquire two chemical vessels (Maya and Olmeca). The first, with a loan facility for US$25.0 million (approximately $348,690), with an average interest rate of 7.42%, the senior note with a fixed rate of 6.88%, and the junior note with a fix rate of 11.365%. The second vessel loan facility for the amount of US$27.5 million (approximately $383,559), with an average interest rate of 7.78%, the senior note with a fixed rate of 7.21%, and the junior note with a fixed interest rate of 11.7025%.

Both loans are payable in monthly installments of principal and interest, maturing May 25, 2017, and June 19, 2017, respectively. Both facilities were contracted through the subsidiary TMM Parcel Tankers.

The Company began negotiations with the bank early in 2010 to improve the amortization profile for these loans, and also to reduce the effective rate. On March 30, 2011, the restructuring with DVB Bank was finalized with the signing of two new loans, which were opened April 4, 2011. The first is a “bridge” loan for US$3.5 million (approximately $48,817) with draws during the first twenty-four months, and monthly payments on principal starting month twenty-five, quarterly payments of interest at and AIR rate (bank available funds interbank rate) plus four hundred basis points, maturing June 2017.

This line of credit will reduce payment on the senior notes by US$150,000 (approximately $2,092) during the first eighteen months, and US$133,000 (approximately $1,855) during the following six months.

The second is a loan for US$4.0 million (approximately $55,790) that was used, together with Company cash, to prepay all the junior notes mentioned previous; this is a single draw loan with payment on principal due June 2017 and quarterly interest payments at an AIR rate (bank available funds interbank rate) plus four hundred basis points.

(2)	This loan is comprised of different contracts made with DC Automotriz Servicios as follows:

a.	On July 19, 2007, the Company entered into a loan facility in Mexican pesos as part of the Forced Assignment of Rights Agreement entered into with DC Automotriz Servicios S. de R.L. de C.V. (now Daimler Financial Services México, S. de R.L. de C.V. “Daimler”) for the acquisition of automotive transportation assets for $123,700 at a variable rate of the 91-day TIIE rate plus 200 basis points, through its subsidiary Lacto Comercial Organizada, S.A. de C.V. (“Lacorsa”). Payment of which is made through 84 consecutive monthly payments on the principal plus interest on outstanding balances, commencing January 2008 and maturing in December 2014.

A debt recognition and restructure agreement was signed on this loan on December 1, 2010, for $96,700 at a variable rate of the 28-day TIIE plus 3.5 percentage points, through Lacorsa. Payment for which is made on 72 consecutive monthly payments on the principal plus interest on outstanding balances starting January 1, 2011 and maturing in December 2016.

b.	On June 4, 2008, the Company entered in a loan facility in Mexican pesos with “Daimler” for the acquisition of 31 transportation units for $19,800 at a fixed rate of 12.85%, through its subsidiary Lacorsa; payment for which is made on 60 consecutive monthly payments on the principal plus interest on outstanding balances, maturing in June 2013.

On September 26, 2008, the Company entered into a loan facility in Mexican pesos with “Daimler” for the acquisition of 8 transportation units for $5,200 at a fixed rate of 13.56%, through its subsidiary Lacorsa; payment for which is made on 60 consecutive monthly payments on the principal plus interest on outstanding balances, maturing in September 2013.

In June 2010, the both loans were restructured into a single loan for $21,700 at a fixed rate of 14.8%, through its subsidiary Lacorsa; payment for which is made on 60 consecutive monthly payments on the principal plus interest on outstanding balances, maturing in May 2015.

(3)	On January 11, 2008, Grupo TMM entered into a loan facility listed in US dollars to refinance the purchase of “ADEMSA” for US$8.5 million (approximately $110,400), at a fixed rate of 8.01%, payment on which is to be made in 14 consecutive semiannual payments on principal plus interest on outstanding balances, with a two year grace period on the principal and maturing in July 2014.

The last two capital maturities have not been paid on this loan, consequently the total of the debt has been reclassified in the short term. Company Management has been renegotiating this debt with the bank since the beginning of the year.

(4)	In September 2009, the Company secured with Pure Leasing, S.A. de C.V. through its subsidiary TMM Logistics, S.A. de C.V., a line of credit in Mexican pesos for working capital and/or current accounts for $26,200 at a fixed rate of 14.25% with monthly payments on principal and interest on outstanding balances, maturing in September 2014.

(5)	In June 2009, the Company secured with Banco Nacional de Comercio Exterior, S.N.C., Institución de Banca de Desarrollo, through its subsidiary TMM División Marítima, S.A. de C.V., a mortgage secured simple line of credit in US dollars for working capital for US$25.0 million (approximately $326,100) at a variable rate, maturing in June 2015, monthly interest payments on outstanding balances and principal at maturity, drawing both US dollars and Mexican pesos with the possibility of making prepayments on principal without penalty.

In July 2009, a first draw was made on the line of credit for US $6.9 million (approximately $90,000) at a variable rate of the 30-day Libor plus 600 basis points, with monthly interest payments. On July 30, 2010, the principal balance was prepaid in full on this draw and interest.

In November 2009, a second draw was made on the line of credit for $132,900 at a variable rate of the 28-day TIIE plus 400 basis points, with monthly interest payments. As of April 30, 2012, the principal on this draw and its interest has been prepaid in full.

In December 2009, a third draw was made on the line of credit for $11,900 at a variable rate of the 28-day TIIE plus 400 basis points, with monthly interest payments. On June 29, 2012, prepayment of the principal on this draw and its interest was completed in full.

In November 2010, the Company secured with Banco Nacional de Comercio Exterior, S.N.C., Institución de Banca de Desarrollo, through its subsidiary TMM División Marítima, S.A. de C.V., a new line of credit in US dollars for working capital for US$15.0 million (approximately $194,800), at a variable rate, maturing in June 2015, with monthly interest payments on outstanding balances and principal on maturity, with the possibility of making prepayments without penalty. The balance on both lines of credit, together, cannot exceed US $25.0 million, or the equivalent in Mexican pesos.

In November 2010, a first draw was made on the new line of credit for $115,000 at a variable rate of the 28-day TIIE plus 425 basis points, with monthly interest payments. As of December 31, 2012, the effective rate on this draw on the line of credit was 9.0475% with an outstanding balance of $76,200.

In October 2011, a second draw was made on the new line of credit for $65,700 at a variable rate of the 28-day TIIE plus 425 basis points, with monthly interest payments. As of December 31, 2012, the effective rate on this draw on the line of credit was 9.0975% with an outstanding balance of $65,700.

In August 2012, the Company secured with Banco Nacional de Comercio Exterior, S.N.C., Institución de Banca de Desarrollo, through its subsidiary TMM División Marítima, S.A. de C.V., a new line of credit in US dollars for working capital and/or current account for US$15.0 million (approximately $194,800), at a variable rate, maturing in June 2015, with monthly interest payments on outstanding balances and principal on maturity, with the possibility of making prepayments without penalty. The balance on the three lines of credit, together, cannot exceed US $25.0 million, or the equivalent in Mexican pesos.

In August 2012, a first draw was made on the third line of credit for $161,600 at a variable rate of the 28-day TIIE plus 425 basis points, with monthly interest payments. As of December 31, 2012, the effective rate on this draw on the line of credit was 9.0975% with an outstanding balance of $161,600.

(6)	In July 2010, the Company secured with Banco Autofin México S.A. Institución de Banca Múltiple (“BAM”), through its subsidiary Proserpec Servicios Administrativos, S.A.P.I. de C.V., a line of credit in Mexican pesos for working capital and treasury obligations for $100,000, at a variable rate of the 28-day TIIE plus 4.5 points, secured with fixed assets and the assignment of collection rights on contracts with some clients; payment for which would made on 24 consecutive monthly payments on the principal plus interest on outstanding balances, starting July 2010 and maturing in June 2012. On September 30, 2011, using the same line of credit, the balance on the principal for this draw and interest was prepaid in full.

In September 2011 and to strengthen the agricultural activities of “ADEMSA” (See Note 24b IV), the Company decided to take advantage of the line of credit held by Proserpec Servicios Administrativos, S.A.P.I. de C.V. with BAM, to secure a loan for $42,900. This amount will be recognized as a capital contribution in the company Comercializadora de Valle Hermoso, S.A. de C.V. (“COVAHESA”).

Therefore, considering the prepayment and this new draw on the line of credit, on September 30, 2011 the loans were combined into one for $80,400 at a variable rate of the 28-day TIIE plus 500 basis points, with monthly payments on principal and interest, and maturing September 2016. The effective rate on this draw on the line of credit as of December 31, 2012 was 9.3462% with an outstanding balance of $60,300.

In September 2012, the Company secured with BAM, through its subsidiary Servicios Directivos Sedise, S.A.P.I. de C.V., an additional line of credit in Mexican pesos for working capital for $4,400, at a variable rate of the 28-day TIIE plus 500 basis points, maturing in March 2013, with monthly interest payments on outstanding balances and principal on maturity, with the possibility of making prepayments without penalty. As of December 31, 2012, the effective rate on this draw on the line of credit was 9.8400% with an outstanding balance of $4,400.

(7)	In November 2011, the Company decided to secure a line of credit to strength the agricultural activities of “ADEMSA” (See Note 24b IV), through its subsidiary Proserpec Servicios Administrativos, S.A.P.I. de C.V. with Logra Financiamientos, S.A. de C.V. SOFOM ENR (“LOGRA”), for $10,600. This amount will also be recognized as a capital contribution in “COVAHESA”. The loan accrues interest at a variable rate of the 28-day TIIE plus 600 basis points, with monthly interest payments, four capital payments, and maturing December 2012. On December 27, 2012, payment of the principal on this draw and its interest was completed in full.

(8)	In November 2011, the Company decided to enter into two loan facilities to strengthen the agricultural activities of “ADEMSA” (See Note 24b IV), through its subsidiary Proserpec Servicios Administrativos, S.A.P.I. de C.V. with INPIASA, S.A. de C.V. (“INPIASA”). The first for $15,700 at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments on principal and interest, and maturing August 2021; the second for $4,200 at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments on principal and interest, and maturing October 2016. The total amount for both loans will also be recognized as a capital contribution in “COVAHESA”. The effective rate for both loans as of December 31, 2012 was 9.3450%, with a total outstanding balance of $16,800.

(9)	In January 2011, the Company decided to enter into two loan facilities to improve the Company’s amortization profile and to facilitate the cancellation process for the Obligations from the Sale of Receivables Program (See Note 13), through its subsidiary Transportación Marítima Mexicana, S.A. de C.V. with two private investors (“Investors”), who held “B” certificates, which were also cancelled under the aforementioned restructuring of the Program. Each loan for US$3.0 million (approximately $39,000) at a fixed rate of 11.2500%, with semiannual payments on principal and interest, with a two year grace period on the principal, and maturing January 2016. The total outstanding balance as of December 31, 2012 was US$6.0 million (approximately $77,900).

(10)	In June 2012 and to continue to strengthen “ADEMSA’s” agricultural activities, the Company decided to secure a line of credit through its subsidiary Proserpec Servicios Administrativos, S.A.P.I. de C.V., with Corporación Financiera de Occidente, S.A. de C.V. SOFOL IBM (“FINOX”), for $18,000. This amount will also be recognized as a capital contribution in COVAHESA. The loan accrues interest at a variable rate of the 28-day TIIE plus 600 basis points, with 36 payments of principal and monthly interest, and maturing June 2015. As of December 31, 2012, the effective rate on this line of credit was 10.8550% with an outstanding balance of $15,000.

(11)	In March 2012, the Company contracted with Inter Banco, S.A., through its subsidiary Transportación Marítima Mexicana, S.A. de C.V., a mortgage secured simple line of credit in Mexican pesos for working capital for $15,000 at a variable rate, maturing March 2013, with monthly payments of principal and interest on outstanding balances, with the possibility of making prepayments on the principal without penalty.

In March 2012, a first draw was made on the line of credit for $11,000 at a variable rate of the 28-day TIIE plus 475 basis points. In April 2012, a second draw was made on the line of credit for $4,000 at a variable rate of the 28-day TIIE plus 475 basis points. As of December 31, 2012, the effective rate for this draw on the line of credit was 9.5962% with an outstanding balance of $2,600.

(12)	In December 2012 and to continue to strengthen “ADEMSA’s” agricultural activities, the Company decided to contract a line of credit, through its subsidiary Proserpec Servicios Administrativos, S.A.P.I. de C.V., with Banco del Bajío, S.A. (“BANBAJIO”), for $8,500. This amount will also be recognized as a capital contribution in COVAHESA. The loan accrues interest at a variable rate of the 28-day TIIE plus 250 basis points, with 84 payments of principal and monthly interest, with a grace period of the first 12 months on the payment of principal, and maturing November 2019. As of December 31, 2012, the effective rate on this line of credit was 7.3422% with an outstanding balance of $8,500.

(13)	In December 2012, the Company secured with Value Arrendadora, S.A. de C.V. SOFOM ENR, a line of credit in Mexican pesos for the acquisition of transportation equipment through financial leasing, for $1,400 at a fixed rate of 14.23% with monthly payments of principal and interest on outstanding balances and maturing December 2016.

Covenants-

The agreements related to the abovementioned loans contain certain covenants including the observance of certain financial ratios, restrictions on dividend payments, and sales of assets, among others. Grupo TMM and its subsidiaries were in compliance with these covenants and restrictions as of December 31, 2012 and 2011.

The interest expense on bank loans was $72,900, $70,900 and $93,400 for the years ended December 31, 2012, 2011 and 2010, respectively.

Maturity of long-term bank loans as of December 31, 2012 and 2011 is as follows (carrying value amounts):

	2012	2011
Maturity	Loans - net	Loans - net
2013		$153,382
2014	$107,243	130,815
2015	403,184	274,851
2016	80,364	54,744
2017	200,221	214,389
2018 and thereafter	9,700,177	9,427,643

	$10,491,189	$10,255,824

A summary of the estimated fair values of the Company’s debt as of December 31, 2012 and 2011 is shown following:

	2012		2011
	Carrying value	Fair value	Carrying value	Fair value
Short term debt:
Fixed interest rate	$117,930	$117,930	$75,597	$75,597
Variable interest rate	57,276	57,276	39,541	39,541
Transaction costs	(322)	—	(2,261)	—
Interest payable	157,711	—	126,882	—

	$332,595	$175,206	$239,759	$115,138

Long term debt:
Fixed interest rate	$10,916,930	$10,916,930	$10,825,207	$10,825,207
Variable interest rate	515,747	515,747	429,684	429,684
Transaction costs	(1,089,599)	—	(1,173,691)	—
Interest payable	148,111	—	174,624	—

	$10,491,189	$11,432,677	$10,255,824	$11,254,891

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

On September 25, 2006, the Company finalized a Factoring program for US $200 million (approximately $2,789,500) with Deutsche Bank (the “Program”). As of December 31, 2010, the outstanding balance under this Program was US $17.2 million, exclusive of US$6.3 million for the transaction cost and US$0.9 million in interest payable, bearing a fixed interest rate of 12.47% per annum.

This Program contemplated restricted cash to secure any potential payment obligation arising from default. The reserved cash balance as of December 31, 2010 was US$0.7 million.

To improve the amortization profile and the Company’s financial expenses, negotiations were opened with Deutsche Bank in mid-2010 to repurchase early the certificates the bank holds. In April 2011, the Company finalized the early repurchase of all the certificates held by Deutsche Bank for a total of US$9.1 million. This amount represents the total value of the certificates at a price of US$0.91, plus the interest earned an unpaid on the date of the repurchase.

The obligations from the sale of receivables as of December 31, 2011 had performed as follows:

2011
2006 Series	$2,789,520
Cumulative payments made	(2,782,016)
Remission of debt	(7,504)

Obligations from the sale of receivables, long term	$—

14 Trust certificates program:

First, Second and Third tranche—

On July 19, 2007, the Company released its First Tranche for $3,000,000, on April 30, 2008, a Second Tranche was issued for $1,550,000, and on July 1, 2008, a Third Tranche was released for $4,390,000 in Trust Certificates under the Trust Certificate Program for up to $9,000,000 (“the Program”) established by the Company. The Trust Certificates originally had a 20 year term and an AA (mex) initial credit rating issued by Fitch de Mexico, S.A. de C.V. In November 2009, after reviewing the performance of the Tranches and also the adverse market conditions and the delay on adding all the vessels to the Program, HR Ratings de México, S.A. de C.V. gave the First Tranche a rating of HR AA–, the Second Tranche a rating of HR A+, and the Third Tranche a rating of HR A—with stable outlook for the three Tranches. On subsequent review, in May 2010 HR Ratings de México, S.A. de C.V. confirmed its rating HR AA for the First Tranche with stable outlook, for the Second Tranche HR A+, and for the Third Tranche HR A—with positive outlook for the latter two Tranches.

The proceeds from these Tranches were used for the prepayment of various bank loans including capital, interest, and prepayment expenses, the creation of reserves for the acquisition of vessels, and also payment of expenses and commissions associated with the Tranches, and the creation of cash reserves.

Interest on the Tranches was payable semiannually, having contracted a hedging derivative financial instrument (interest rate CAP) which allowed for the trust’s maximum payable rate to be 11.50% per annum during the first 4 years of the First Tranche’s maturity and 3 years on the Second and Third Tranches.

The Tranches represented the total amount for future services to be provided to the Contracting Parties, according to the terms of the Trust Certificate Program. The Tranches observed a cash restriction in order to secure certain operating obligations and potential payment obligations in the event of default.

Fourth consolidated tranche—

On July 29, 2010, a Fourth Tranche was released for $10,500,000. This Fourth Tranche consolidates the three previous tranches into one. The Trust Certificates corresponding to the Fourth Tranche bear a term of 20 years and have an initial credit rating of HR AA with stable outlook given by HR Ratings de México, S.A. de C.V. on July 23, 2010. On September 19, 2011, following the first annual performance review of this Fourth Tranche, HR Ratings de México, S.A. de C.V. confirmed its rating of HR AA with stable outlook. On December 20, 2012, following the second annual review of the performance of this Fourth Tranche, HR Ratings de México, S.A. de C.V. confirmed its rating of HR AA with stable outlook.

The proceeds from this Fourth tranche were used to repurchase the three previous tranches in full, the early prepayment of various bank loans, payment of expenses and commissions related to the Fourth Tranche, and the creation of cash reserves.

Interest on this Fourth Tranche is payable semiannually on February 15 and August 15 of each year, commencing February 15, 2011, having already contracted a hedging derivative financial instrument (interest rate CAP) which allows for the Trust’s maximum payable rate to be 10.80% per annum during the first 4 years of this Fourth Tranche’s maturity.

The Fourth Tranche represents the total amount in US dollars for future services to be provided to the Contracting Parties, according to the terms of the Trust Certificate program. This Fourth Tranche, as with the previous, observes a cash restriction in order to secure certain operating obligations and potential payment obligations in the event of default. The restricted cash balance as of December 31, 2012 and 2011 is $592,345 and $568,072, respectively.

The outstanding balance under this Fourth Tranche as of December 31, 2012 was $10,600,100 at an interest rate of 7.29% per annum.

The interest expense for the trust certificates was $774,900, $775,900 and 793,600 for the years ended December 31, 2012, 2011 and 2010, respectively.

The Trust Certificates as of December 31, 2012 and 2011 are summarized as follows:

	2012	2011
Fourth Tranche, consolidated	$10,500,000	$10,500,000
Capitalization of interest	229,022	—
Payments made (1)	(128,866)	(113,466)
Interest payable	148,111	174,624
Transaction costs	(1,056,560)	(1,133,516)

Trust Certificates, long term	$9,691,707	$9,427,642

(1)	Capital payments made during 2012 amounted to $15,400.

15 Balances and transactions with related parties:

The accounts payable and transactions with related parties as of December 31, 2012 and 2011 are summarized as follows:

	2012	2011
SSA México, S.A. de C.V.	$18,061	$12,218

SSA México, S.A. de C.V., is a Company with which Grupo TMM and Administración Portuaria Integral de Acapulco, S.A. de C.V. conduct leasing operations, consulting, and interests.

The most relevant transactions with related parties as of December 31, 2012, 2011, and 2010, are summarized as follows:

	2012	2011	2010
Income:
Management fees (1)	$—	$—	$9,225
Leases (2)	788	939	953
Interests (3)	—	2,444	3,640

Expenses:
Management expenses (4)	$—	$—	$20,156
Other expenses (5)	132	2,566	3,815
Fees (6)	—	—	1,328

(1)	Includes management consulting fees billed by Servicios Corporativos TMM, S.A. de C.V. (merged with TMM Agencias, S.A. de C.V.) and Servicios Directivos Sedise, S.AP.I. de C.V. provided to Seglo, S.A. de C.V., for $180. In addition, Seglo Operaciones Logísticas, S.A. de C.V. provided services to Seglo, S.A. de C.V., for $9,045.
(2)	Grupo TMM, S.A.B. leasing with SSA México, S.A. de C.V.
(3)	Administración Portuaria Integral de Acapulco, S.A. de C.V. interests with SSA México, S.A. de C.V.
(4)	Management consulting and trade commission between Seglo, S.A. and Seglo Operaciones Logísticas, S.A. de C.V., in addition to management consulting on recovery of Grupo TMM expenses from Comercializadora y Distribuidora Milgret, S.A.P.I. de C.V.
(5)	Management consulting that SSA México, S.A. de C.V. billed to Administración Portuaria Integral de Acapulco, S.A. de C.V.
(6)	Trade commission that Seglo, S.A. billed to Seglo Operaciones Logísticas, S.A. de C.V.

Operations involving executive personnel for the years ended December 31, 2012, 2011, and 2010, include the following expenses:

Short term employee benefits	2012	2011	2010
Salaries	$64,548	$60,645	$67,465
Social security costs	1,955	1,824	1,287

	$66,503	$62,469	$68,752

16 Accounts payable and accrued expenses:

Accounts payable and accrued expenses as of December 2012 and 2011 are analyzed as follows:

	2012	2011
Taxes payable (Note 24 v)	$325,342	$97,075
General expenses	451,138	438,192
Operating expenses	70,384	98,554
Salaries and wages	22,822	46,236
Purchased services	49,296	48,342
Other	12,125	10,454

	$931,107	$738,853

17 Stockholder equity:

Capital stock—

As of December 31, 2012 and 2011, the Company’s capital stock is comprised of 102,182,841 shares outstanding, registered, without par value, and with voting rights, which may be held by persons of companies of Mexican nationality or Mexican companies that include in their bylaws the exclusion of foreigners clause. Foreigners may acquire shares under the figure of American Depositary Shares.

In January 2011, the Company sold 188, 200 repurchased shares and in May 2010, the Company repurchased 29,800 shares.

On June 5, 2012, the Company registered Form 25 with the US Securities and Exchange Commission (SEC) to complete the delisting of its American Depositary Shares (ADSs) on the New York Stock Exchange, effective as of market closing on June 15, 2012. Following this date, the TMM’s ADSs are traded over-the-counter (OTC) under the listing code GTMAY. The underlying TMM common shares for the ADSs continue to be traded on the Mexican Stock Exchange under the listing code TMM A.

Dividends—

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

Capital premium—

This premium was the result of an issuance of convertible obligations in 2002 that were settled the following year.

18 Other expenses, net:

Other expenses as of December 31, 2012, 2011, and 2010 are summarized as follows:

	2012	2011	2010
Goodwill impairment (Note 11 (3))	$—	$(129,555)	$—
Reserve for fiscal resolution cost (Note 24b V)	(100,000)	—	—
Reserve for prepayment and arbitration expenses (Note 24b III)	(6,830)	(83,611)	(2,932)
Cancellation of ferriage	—	(28,483)	—
Amortization of non-competition rights (Note 11(2))	(22,822)	(25,600)	(26,032)
Provision for consulting payments	—	(4,449)	(3,905)
Other—Net	(622)	(3,157)	417
Proceeds from the sale of subsidiaries	—	(2,560)	(32,629)
Gain on the purchase of Inmobiliaria Dos Naciones (see Note 1h and 4)	74,245	—	—
Dividends received from Comercializadora y Distribuidora Milgret	23,420	—	—
Cancellation provision for tax on dividends	—	54,494	—
Taxes recovered, net of expenses incurred	6,232	37,282	—
Proceeds from the sale of fixed assets	—	10,364	51

	$(26,377)	$(175,275)	$(65,030)

19 Gain (loss) on exchange, net:

The gain (loss) on exchange included in the consolidated statement of operations for the years ended December 31, 2012, 2011, and 2010 is due to the significant appreciation/depreciation of the Mexican peso against the US dollar, where a large portion of the debt is denominated in Mexican pesos, represented by the issuance of the trust certificates (see note 14).

An analysis of the exchange balance for the years 2012, 2011, and 2010 follows:

	2012	2011	2010
Cash and cash equivalents	$(323)	$(4,250)	$1,112
Short term investments	(12,691)	(68,375)	55,805
Accounts receivable	(14,340)	(18,927)	13,193
Other accounts receivable	(4,517)	(55,811)	18,779
Prepaid expenses	(3,363)	(3,393)	4,916
Suppliers	18,802	10,141	(11,171)
Accounts payable and accrued expenses	19,453	84,381	(41,967)
Debt	37,981	1,212,457	(524,171)
Assets and liabilities denominated in pesos	—	8,227	1,807

Gain (loss) on exchange, net	$41,002	$1,164,450	$(481,697)

20 Income tax, tax loss carryforwards, and corporate flat tax:

Income Tax-

The parent company has been authorized by the Mexican tax authorities to determine its consolidated taxable income jointly with its controlled companies.

Consolidated tax losses were incurred for the years ended December 31, 2012, 2011 and 2010 in the amount of $140,384, $346,487, and $527,165, respectively.

The difference between taxable and book income is due primarily to the gain or loss on inflation recognized for tax purposes, the difference between tax and book amortization and depreciation, as well as certain temporary differences reported in different periods for financial and tax purposes, and non-deductible expenses.

The provision for income tax recognized in the statement of operations for the years ended December 31, 2012, 2011, and 2010 is detailed following:

	2012	2011	2010
Income tax determined	$(3,660)	$(8,028)	$(8,568)
Corporate flat tax	(5,123)	(33,032)	(1,782)

Tax on earnings	$(8,783)	$(41,060)	$(10,350)

The reconciliation between the provision for income tax based on the statutory income tax rate and the provision recorded by the Company as of December 31, 2012, 2011, and 2010 is as follows:

	2012	2011	2010
(Loss) income before taxes	$(772,333)	$232,643	$(994,964)

Income tax	231,700	(69,793)	298,489
(Decrease) increase from:
Difference in depreciation and amortization	43,843	(129,157)	(151,859)
Revaluation surplus	655	(1,007)	370,403
Income recognized in advance	(249,947)	(216,832)	(225,040)
Inventories	1,758	(5,853)	(16,150)
Inflationary and currency exchange effects on monetary assets and liabilities, net	(109,023)	(139,012)	(3,286)
Effects related to the peso/dollar exchange in tax loss carryforwards, net	384,902	142,504	358,069
Provisions and allowance for doubtful accounts	61,794	8,676	(2,910)
Sale of assets	4,437	(3,318)	(5,889)
Valuation allowance for tax losses	(351,897)	387,881	(598,804)
Non-taxable revenue	813	62	88
Sale of shares	35,798	(820)	(11,019)
Non-deductible expenses	(63,616)	(14,391)	(24,781)
Other, net	—	—	2,339

Provision for income tax	$(8,783)	$(41,060)	$(10,350)

Under the terms of the Income Tax Law, from 2010 to 2012 the general rate was 30%.

The components of deferred tax assets and (liabilities) for the years ended December 31, 2012, 2011, and 2010 are comprised as follows:

	2012	2011	2010
Tax loss carryforwards	$3,108,798	$2,667,227	$2,768,403
Valuation allowance for tax losses	(928,860)	(576,956)	(1,117,975)

	2,179,938	2,090,271	1,650,428
Inventories and provisions—Net	232,784	145,446	97,326
Income recognized in advance	50,783	296,749	529,827
Concession rights and property, machinery, and equipment	(1,521,561)	(1,589,845)	(1,441,916)

Total deferred tax assets	$941,944	$942,621	$835,665

The Company has recognized a deferred tax asset related to its tax loss carryforwards as well as its subsidiaries and other items after evaluating the reversal of existing taxable temporary differences. To the extent that the balance of the deferred tax asset exceeds the existing temporary differences, Management has evaluated the recoverability of such amounts by estimating future taxable profits in the foreseeable future which extend from 2013 through 2022. The tax profits include estimates of profitability and macroeconomic assumptions which are based on Management’s best judgment (see Note 4).

Corporate flat tax—

The Corporate Flat Tax (impuesto Empresarial a Tasa Única (“IETU”)) for the period is calculated by applying a rate of 17.5% to the amount resulting from reducing the total revenues received from the activities to which this tax applies by the authorized deductions, provided the former are greater than the latter, and with the understanding that for such purposes both revenues and deductions are contemplated when these have been either collected or paid. The so-called IETU credits are reduced from the above income, as provided for in currently enacted legislation.

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

During the year ended December 31, 2012, the holding Company determined deductions higher than the IETU income for $28,346.

During the year ended December 31, 2011, the holding Company determined an IETU base of $44,799 and a tax of $7,839, applying the credit from the higher deductions on past income to which the Company is entitled under the terms of Article 11 of the IETU Law.

During the year ended December 31, 2010, the holding Company determined an IETU base of $612 and a tax of $107, applying the credit from the higher deductions on past income to which the Company is entitled under the terms of Article 11 of the IETU Law.

Tax loss carryforwards—

As of December 31, 2012, the tax consolidating group headed by Grupo TMM, as parent company, had tax loss carryforwards, shown as follows, which may be restated by inflation, under Mexican legislation.

Year in which the loss was incurred	Inflation restated amounts to June 2012	Year of expiration
2005	$52,181	2015
2006	674,549	2016
2007	138,089	2017
2009	762,331	2019
2010	566,700	2020
2011	359,736	2021
2012	143,430	2022

	$2,697,016

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

There have been no changes in the measuring methods used to calculate the earnings reported for each segment.

The information for each operating segment is as follows:

December 31, 2012	Specialized maritime division	Logistics division	Ports and terminals division	Elimination between segments and shared accounts	Total consolidated
Transportation revenues	$2,188,809	$992,207	$101,193	$52,536	$3,334,745
Costs and expenses	(1,206,865)	(960,999)	(94,165)	(225,238)	(2,487,267)
Depreciation and amortization	(539,041)	(134,255)	(10,811)	(12,537)	(696,644)

Income (loss) from transportation	$442,903	$(103,047)	$3,783	$(185,239)	$150,834

Costs, expenses, and revenues not allocated					(937,288)

Net loss for the year attributable to Grupo TMM, S.A.B. stockholders					$(786,454)

Total assets by segment	$12,728,408	$679,732	$1,679,835	$—	$15,087,975
Shared assets	—	—	—	(2,142,707)	(2,142,707)

Total assets	$12,728,408	$679,732	$1,679,835	$(2,142,707)	$12,945,268

Total liabilities by segment	$10,979,340	$1,434,726	$692,338	$—	$13,106,404
Shared liabilities	—	—	—	(819,947)	(819,947)

Total liabilities	$10,979,340	$1,434,726	$692,338	$(819,947)	$12,286,457

Total capital expenditures by segment	$307,135	$10,874	$18,671	$—	$336,680
Shared capital expenditures	—	—	—	14,523	14,523

Total capital expenditures	$307,135	$10,874	$18,671	$14,523	$351,203

December 31, 2011	Specialized maritime division	Logistics division	Ports and terminals division	Elimination between segments and shared accounts	Total consolidated
Transportation revenues	$2,133,395	$1,041,072	$123,701	$46,702	$3,344,870
Costs and expenses	(1,118,967)	(1,027,535)	(84,555)	(233,161)	(2,464,218)
Depreciation and amortization	(495,539)	(120,806)	(11,359)	(12,811)	(640,515)

Income (loss) from transportation	$518,889	$(107,269)	$27,787	$(199,270)	$240,137

Costs, expenses, and revenues not allocated					(61,093)

Net profit for the year attributable to Grupo TMM, S.A.B. stockholders					179,044

Total assets by segment	$12,679,038	$878,350	$2,040,520	$—	$15,597,908
Shared assets	—	—	—	(2,318,900)	(2,318,900)

Total assets	$12,679,038	$878,350	$2,040,520	$(2,318,900)	$13,279,008

Total liabilities by segment	$10,706,275	$1,603,528	$970,711	$—	$13,280,514
Shared liabilities	—	—	—	(1,520,920)	(1,520,920)

Total liabilities	$10,706,275	$1,603,528	$970,711	$(1,520,920)	$11,759,594

Total capital expenditures by segment	$116,282	$5,990	$63,553	$—	$185,825
Shared capital expenditures	—	—	—	5,257	5,257

Total capital expenditures	$116,282	$5,990	$63,553	$5,257	$191,082

December 31, 2010	Specialized maritime division	Logistics division	Ports and terminals division	Elimination between segments and shared accounts	Total consolidated
Transportation revenues	$2,534,603	$1,132,515	$130,224	$61,973	$3,859,315
Costs and expenses	(1,265,987)	(1,122,447)	(71,070)	(237,968)	(2,697,472)
Depreciation and amortization	(512,784)	(188,797)	(12,991)	(10,716)	(725,288)

Income (loss) from transportation	$755,832	$(178,729)	$46,163	$(186,711)	$436,555

Costs, expenses, and revenues not allocated					(1,462,683)

Net earnings for the year attributable to Grupo TMM, SAB. stockholders					$(1,026,128)

Total assets by segment	$10,633,503	$1,525,586	$1,403,033	$—	$13,562,122
Shared assets	—	—	—	(241,121)	(241,121)

Total assets	$10,633,503	$1,525,586	$1,403,033	$(241,121)	$13,321,001

Total liabilities by segment	$10,954,251	$1,716,500	$451,585	$—	$13,122,336
Shared liabilities	—	—	—	(1,107,578)	(1,107,578)

Total liabilities	$10,954,251	$1,716,500	$451,585	$(1,107,578)	$12,014,758

Total capital expenditures by segment	$185,499	$69,605	$31,390	$—	$286,494
Shared capital expenditures	—	—	—	119,444	119,444

Total capital expenditures	$185,499	$69,605	$31,390	$119,444	$405,938

22 Employee benefits:

The seniority premiums, severance for personnel aged 55 or over, and the retirement plan benefits (“pensions”) obligations, are based on actuarial calculations using the projected unit credit method. Pension benefits are based mainly on years of service, age and salary level upon retirement.

The amounts charged to the statement of operations for seniority premiums, pensions, and severances on termination of employment for personnel aged 55 or over, include the amortization of the cost of past services over the average time of service remaining. The Company continues with its policy of recognizing actuarial losses and gains for seniority premiums and pensions in the consolidated statement of operations with a net tax balance of $8,036 and $(29,084) in 2012 and 2011, respectively.

Severances prior to retirement for personnel aged 55 or over consider the immediate recognition of the costs of past services and actuarial losses and gains.

The details of the net cost for the period for pensions and seniority bonuses, and also the basic actuarial estimates for the calculation of these labor obligations as of December 31, 2012, 2011, and 2010 are summarized as follows:

	2012	2011	2010
Labor cost	$7,180	$6,481	$6,067
Financial cost	4,439	11,909	12,181
Returns on plan assets	148	(953)	(191)

Net cost for the period	$11,767	$17,437	$18,057

The details of the net cost for the period for severances for personnel aged 55 of over, and also the basic actuarial estimates for the calculation of this labor obligation are summarized as follows:

	2012	2011	2010
Labor cost	$3,846	$3,782	$2,022
Financial cost	2,057	1,828	1,060

Net cost for the period	$5,903	$5,610	$3,082

The reserve for pensions and seniority premiums as of December 31, 2012, 2011, and 2010 is comprised as follows:

	2012	2011	2010
Defined benefit obligations (“DBO”)	$190,109	$188,609	$161,149
Plan assets	(1,176)	(1,674)	(11,901)
Transition Assets pending Amortization	(484)	—	—
Miscellaneous	—	—	(38)

Reserve for pensions and seniority premiums	$188,449	$186,935	$149,210

The DBO for pensions and seniority premiums as of December 31, 2012, 2011, and 2010 is comprised as follows:

	2012	2011	2010
DBO at year start	$188,609	$161,149	$154,667
Labor cost	7,180	6,481	6,067
Financial cost	4,439	11,909	12,181
Benefits paid	(11,799)	(11,326)	(11,859)
Miscellaneous	—	—	(1,684)
Actuarial losses (gains)	1,680	20,396	1,777

DBO at year end	$190,109	$188,609	$161,149

The assets of the pension and seniority premium plan as of December 31, 2012, 2011, and 2010 are comprised as follows:

	2012	2011	2010
Value of the fund at year start	$1,674	$11,901	$13,396
Expected return on plan assets	(498)	(10,227)	191
Benefits paid	—	—	(1,686)

Value of the fund at year end	$1,176	$1,674	$11,901

The reserve for severances is comprised as follows:

	2012	2011	2010
Defined benefit obligations	$23,564	$26,480	$23,577
Transition assets pending amortization	(870)	—	—

Reserve for severance	$22,694	$26,480	$23,577

The reserve for severances for personnel aged 55 and over as of December 31, 2012, 2011, and 2010 is comprised as follows:

	2012	2011	2010
DBO at year start	$26,480	$23,577	$12,891
Labor cost	3,846	3,782	2,022
Financial cost	2,057	1,828	1,060
Benefits paid	(107)	(213)	(130)
Actuarial losses (gains)	(8,712)	(2,494)	7,734

DBO at year end	$23,564	$26,480	$23,577

The changes in the pension plan, seniority premium, and severance plans as of December 31, 2012, 2011, and 2010 are summarized as follows:

	2012	2011	2010
Reserve for obligations at year start	$213,415	$172,787	$149,529
Cost for the year	17,670	23,047	21,139
Miscellaneous	—	36	(2,030)
Benefits paid charged to the reserve	(11,906)	(11,539)	(11,989)
Provision for indemnities recognized in capital	(8,036)	29,084	16,138

Reserve for obligations at year end	$211,143	$213,415	$172,787

The economic assumptions on discount rates, salary and long-term return increases used in the valuation of the projected benefit obligation, were 4% for 2012, 2011, and 2010.

As of December 31, 2012, 2011, and 2010, approximately 42% of the Company’s employees work under collective bargaining agreements that are subject to annual salary reviews and bi-annually, for other compensations. Grupo TMM has 3,162, 3,059, and 3,214 employees as of December 31, 2012, 2011, and 2010, respectively.

23 (Loss) earnings per share:

The (loss) earnings per share were calculated as of December 31, 2012, 2011, and 2010, based on the weighted average number of shares outstanding during the year. There are no potentially dilutive instruments outstanding, therefore basic and diluted (loss) earnings per share are the same:

	2012	2011	2010
(Loss) profit for the year	$(781,116)	$191,583	$(1,005,314)
Weighted average number of shares outstanding, thousands per year	102,183	102,176	102,007

(Loss) earnings per share	$(7.644)	$1.875	$(9.855)

24 Commitments and contingencies:

a) Commitments-

Concession fees—

Pursuant to the concessions under which it operates the ports and tugboat services, the Company has made monthly fixed and variable payments. Such payments totaled $9,907, $8,018, and $6,847 in 2012, 2011, and 2010, respectively.

Leases and charters—

The Company has used various bareboat and time-chartered vessels to supplement its fleet for short periods of less than one year. The related charter expenses were $135,450 in 2012, $186,683 in 2011, and $341,186 in 2010.

There are no minimum payments for leases and charters as of December 31, 2012 and 2011.

b) Contingencies-

I) RPS Claim—

On August 7, 2007, Transportación Maritima Mexicana, S.A. de C.V. (“TMM”) filed a claim for arbitration against RPS for US$50 (approximately $649), for various expenses incurred by TMM due to the delay of the re-delivery of the tanker vessel Palenque.

On October 19, 2007, RPS filed a countersuit for US$3.0 million (approximately $39,000), for alleged faults and lack of maintenance involving the tanker vessel Palenque, and also consequential damages for having lost a contract while the vessel was being repaired.

TMM’s position against this countersuit is strong, as there are sufficient elements and arguments for defense, also the amount claimed by RPS would appear to be excessive and for non-supported issues.

II) Mutual claims between WWS and TMM—

In December 2007, Transportación Marítima Mexicana, S.A. de C.V. (“TMM”) and Worldwide Services, Lyd. (“WWS”) filed claims against each other: TMM for US $342,500 (approximately $4,400), for fuel and low performance of the vessel Veracruz A and WWS for the US$1.3 million (approximately $16,900), claiming, mainly, an over-performance of the same vessel.

Company Management believes it has strong arguments to support the claim and to defend its position on the arbitration.

III) Mutual loans between Pacific Richfield Marine Pte. Ltd. (“PRM”) and Grupo TMM

Grupo TMM is the complainant on two arbitrations brought against Pacific Richfield Marine (“PRM”), company established in and under the laws of Singapore. The arbitration is being conducted according to the Rules of the Singapore International Arbitration Centre and involves certain breaches by PRM of two Purchase Agreements for the acquisition of two vessels. GTMM is seeking the recovery of the deposit paid for the two vessels for the amount of US$5.2 million (approximately $67,500), and also payment of damages caused by the breaches incurred by PRM of the Purchase Agreements. PRM countered claiming that it is Grupo TMM who breached the Purchase Agreements, seeking the arbiter’s decision to award PRM the deposit plus any damages the Arbiter may award.

On November 28, 2011, the Company received the decision entered against the interests of Grupo TMM, losing the right to recover the deposit of US$5.2 million (approximately $67,500).

Consequently, Grupo TMM filed suit in Mexico for the annulment of the decision and also all PRM out-of-court requirements for payment, and the case was admitted by the Federal Courts, preserving the term on the deposit and ordering this not to be delivered to PRM until final judgment is entered to recognize and, eventually, order the execution of the arbiter’s decision judicial, in accordance with that provided by the Convention on the Recognition and Enforcement of Foreign Arbitral Awards.

On February 27, 2012, action was filed with the Singapore courts for the annulment of the decision. The matter remains pending resolution.

As of December 31, 2012 the Company has reserved the amount of the deposit made for US$5.2 million and has created an additional allowance of US$1.5 million for potential legal fees associated with this case, both items are reported in other expenses, net for 2011 for $83,611 and $6,813 for 2012 (See Note 18).

IV) “ADEMSA” secured Certificates of Deposit

As a result of the crisis that affected Mexican farmers during 2011 and 2010 and with the consequent variances in the prices of wheat, corn, and beans, and also the exchange rate losses on operations with fertilizers, added to the default on loan obligations by the producers to which “ADEMSA” issued secured Certificates of Deposit in favor of various financial institutions, the goods and/or amounts consigned thereto, which, as a result of the defaults by the producers and on exercising the right conferred by the Certificates, filed claim against “ADEMSA” for compliance with the obligations to deliver the goods covered or payment of the amounts secured.

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

To this effect, the Company presents an allowance as of December 31, 2012 and 2011 for $118,000 and $233,000, respectively in order to settle the obligations of “ADEMSA” in the event the agreements being negotiated with the financial institutions cannot be implemented or if the debts cannot be settled in full during the term and under the conditions for the financing negotiated. This reserve is included in the accounts payable and accrued expense liability.

V) Tax Proceedings—

During 2012, the Federal Judiciary Power resolved on various proceedings that certain Grupo TMM companies had pursued against resolutions issued by the Federal Tax Service (SAT) that had rejected the offsetting of credit balances, by which said companies paid taxes for related parties for previous years. As a result, the credit balances should be recovered by the companies that had been denied this offsetting.

The tax authorities are currently conducting audits on the companies that originally owed the tax, however they have recognized the corresponding provisions, which are presented in the accounts payable and accrued expense liability.

VI) Other legal proceedings—

a.	The Company is party to various other legal proceedings and administrative actions, all of which are of an ordinary or routine nature and incidental to its operations. Although it is impossible to predict the outcome of any legal proceeding, in the opinion of the Company’s management, such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on the Company’s financial condition, results of operations or liquidity.

b.	The Company has significant dealings and relationships with related parties. Because of these relationships, in accordance with the Mexican Income Tax Law, the Company has documentation for the transactions that took place during 2011 and 2010 that confirms that the terms of these transactions are the same as those that would result from transactions between wholly unrelated parties. The Company and its subsidiaries are in the process of completing this study for 2012.

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

Otherwise, earnings and losses previously recognized in equity are transferred to the consolidated statement of operations and are classified as income or expense in the same periods in which the Company providing the coverage committed itself to doing so or whenever a projected transaction affects the consolidated statement of operations (e.g. when the projected sale occurs). As of December 31, 2012, Grupo TMM has only this type of derivatives.

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

The fair value of the Company’s loans as well as of other financial obligations is estimated based upon prices quoted within the markets or, alternatively, based upon financing rates offered to the Company for loans with the same maturity periods at the end of each year. Debt with variable interest rates generally represents rates available for the Company in effect as of December 31, 2012 for the issue of debt under similar terms and maturity periods and, therefore, book record values of these obligations are a reasonable estimate of their fair value.

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

Currency risk

The balance for the Group may be materially affected by variances in the exchange rate between the US dollar and the Mexican peso due to the Company’s significant operations in Mexico. The Group does not cover this exposure. The Group minimizes its exposure effects in foreign currency by contracting debt in Mexican pesos. In July 2010, the Company issued Trust Certificates for approximately $10,500,000, consolidating the three previous tranches in one.

The Group also faces a transactional currency exposure. This exposures derives from sales and acquisitions made in foreign currencies other than the Mexican peso, which is the Group’s operating currency as of January 1, 2012. Approximately 59% of the Group’s sales are listed in US dollars, while approximately 30% of its costs are listed in US dollars.

As of December 31, 2012, 2011, and 2010, the Company held monetary assets and liabilities listed in foreign currencies other than the Mexican peso, classified according to its corresponding interbank exchange rate as related to the Mexican peso, as follows:

	2012	2011	2010
Assets in US dollars	$495,364	$599,524	$848,134
Assets in other currencies	5,366	3,515	6,686
Liabilities in US dollars	(876,268)	(1,129,812)	(1,183,232)
Liabilities in other currencies	(15,012)	(7,155)	(11,404)

	$(390,550)	$(533,928)	$(339,816)

As of December 31, 2012 and 2011, the exchange rate was Ps12.9880 and Ps13.9476 per US dollar, respectively. As of the issue date of the accompanying consolidated financial statements, the exchange rate was Ps12.1588 per US dollar and the Company’s monetary asset and liability position (unaudited) is similar to that prevailing as of December 31, 2012.

Commodity prices risk

The Company does not operate commodities, therefore this risk is nonexistent.

Interest rate risks

The exposure of Grupo TMM to the risk of changes in market interest rates is related principally to the long-term debt obligations of Grupo TMM at a floating interest rate.

Grupo TMM’s policy is to obtain fixed rated instruments on its loans and, when a loan has a variable interest rate, the Company’s policy is to obtain all needed derivate financial instruments in order to fix such rate. As of December 31, 2012, the Company has debt leased at a fixed and variable rate.

The variable rate portion of the debt associated with the Trust Certificate Tranches for an approximate amount of $10,500,000 has an interest rate cap that permits the maximum payable rate that can be required of the Issuing Trust to be 10.80% per annum during the first 3 years.

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

Concentration of risk

For the year ended December 31, 2012, the Company obtained revenues from PEMEX Exploration and Production and PEMEX Refining representing 28% and 11%, respectively, of its total revenues, and no other customer represents more than 6% of total revenues.

The Company assesses its customer financial situation and has an allowance for doubtful accounts if needed.

Liquidity risk

The objective of the Group is to maintain a balance between the continuity of financing and flexibility through the use of bank loans and securitizations. As of December 31, 2012, only 3% of the Company’s financial liabilities are due within the next 12 months.

26 Capital management policies and procedures:

Grupo TMM’s capital management goal is to ensure the capacity of Grupo TMM to continue as a going concern and to provide its stockholders with an appropriate return on their investment. The Company monitors capital based on the carrying value plus its debt.

The Company sets its capital amount proportionate to its overall financing structure, meaning, the capital and financial liabilities that are not loans. Grupo TMM manages the capital structure and makes adjustments in light of changes in the economic conditions and the associated risks of the underlying assets. In order to maintain or adjust the capital structure, Grupo TMM may adjust the amount of the issue new shares, or sell assets to reduce its debt.

As of December 31, 2012 and 2011, the capital management is summarized as follows:

	2012	2011
Stockholder equity	$658,811	$1,519,414

Stockholder equity	$658,811	$1,519,414
Total debt	10,823,784	10,495,583

	$11,482,595	$12,014,997

Ratio of total debt to stockholder equity	17.43	7.91

27 Subsequent event:

On February 15, 2013, the company, through the Trust Issuer and on prior confirmation by the Joint Committee, early amortized Trust Certificates for $5,000. This amortization did not require the payment of premiums or other penalties. The outstanding balance on the Trust Certificates as of this date is $10,595,200.

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

Date: May 15, 2013