Form 20-F/A
period 2012-12-31
GRUPO TMM SAB
filed 2013-06-12
CIK 1163560

SECURITIES AND EXCHANGE COMMISSION

Form 20-F/A

(Amendment No. 1)

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

EXPLANATORY NOTE

Grupo TMM, S.A.B. (“Grupo TMM”) is filing this Amendment No. 1 (the “Amendment”) to amend its annual report on Form 20-F for the fiscal year ended December 31, 2012 (the “2012 Form 20-F”), as originally filed with the Securities and Exchange Commission on May 15, 2013, solely for the purposes of (i) re-filing our financial statements in Item 18 to include the signature of Salles Sainz – Grant Thornton, S.C. (“SSGT”), independent registered public accounting firm, in its Report of Independent Registered Public Accounting Firm with respect to our financial statements and (ii) filing or furnishing new certifications by our principal executive officer and principal financial officer as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended.

No other changes are hereby made to our 2012 Form 20-F. The contents of the Report of Independent Registered Public Accounting Firm and our financial statements and the notes thereto are not modified, except for the inclusion of the signature of SSGT as described above. This Amendment does not reflect events that have occurred after the initial filing date of May 15, 2013 of our 2012 Form 20-F or modify or update the disclosures therein, except to reflect the amendment described above.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements are filed as part of this Annual Report on Form 20-F/A.

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

/s/ SALLES SAINZ — GRANT THORNTON, S.C.

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

ITEM 19.	EXHIBITS

Documents filed as exhibits to this Annual Report:

Exhibit No.	Exhibit

1.1	Amended and Restated Bylaws of Grupo TMM, S.A.B., as registered with the Public Registry of Commerce on January 15, 2010, together with an English translation (incorporated herein by reference to Exhibit 1.1 of the Company’s Form 20-F filed on June 30, 2010).

2.1	Specimen Ordinary Participation Certificate, together with an English translation (incorporated herein by reference to Exhibit 4.1 of the Registration Statement on Form F-1 — Registration No. 33-47334).

2.2	Form of Amended and Restated Deposit Agreement (the “Deposit Agreement”) among the Company, The Bank of New York Mellon, as depositary and all owners and holders of American Depositary Shares (incorporated by reference to Exhibit 1 of the Company’s Registration Statement on Form F-6 — Registration No. 333-163562).

2.3	Trust Agreement, dated November 24, 1989 (the “CPO Trust Agreement”), between Nacional Financiera, S.N.C., as grantor, and as CPO Trustee, together with an English translation (incorporated herein by reference to Exhibit 2 of the Company’s Registration Statement on Form F-6 — Registration No. 333-163562).

2.4	Public Deed, dated January 28, 1992, together with an English translation (incorporated herein by reference to Exhibit 4.5 of the Registration Statement on Form F-1 — Registration No. 33-47334).

4.1	Certificate Purchase Agreement, dated December 18, 2009, between the Company and Vex Asesores Corporativos, S.A.P.I. de C.V., together with an English translation (incorporated herein by reference to Exhibit 4.1 of the Company’s Form 20-F filed on June 30, 2010).

6.1*	Computation of earnings per share under IFRS.

7.1*	Computation of ratio of earnings to fixed charge under IFRS.

8.1*	List of Main Subsidiaries.

12.1**	Section 302 Certification of Chief Executive Officer.

12.2**	Section 302 Certification of Chief Financial Officer.

13.1**	Section 906 Certification of Chief Executive Officer.

13.2**	Section 906 Certification of Chief Financial Officer.

*	Previously filed with the annual report on Form 20-F on May 15, 2013
**	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment to is annual report on its behalf.

GRUPO TMM, S.A.B.

By:	/s/ Carlos Pedro Aguilar Mendez
Carlos Pedro Aguilar Mendez
Chief Financial Officer

Date: June 12, 2013