Form 20-F
period 2013-12-31
GRUPO TMM SAB
filed 2014-04-30
CIK 1163560

SECURITIES AND EXCHANGE COMMISSION

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

Readers are urged to read this entire Annual Report including, but not limited to, the section entitled “Risk Factors,” and carefully consider the risks, uncertainties and other factors that affect our business. The information contained in this Annual Report is subject to change without notice. Readers should review future reports filed by us with the U.S. Securities and Exchange Commission (the “SEC”) and the Bolsa Mexicana de Valores (the “Mexican Stock Exchange”). We undertake no obligation to publicly update or revise any forward-looking statements included in this Annual Report, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulation.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Selected Financial Data

The following table sets forth our selected financial data. The financial information presented for the fiscal years ended December 31, 2009, 2010, 2011, 2012 and 2013 was derived from our Audited Consolidated Financial Statements, of which the financial statements for each of the years ended December 31, 2011, 2012, and 2013 are contained elsewhere herein. The Financial Statements have been prepared in accordance with IFRS as issued by the IASB.

The following data presents selected consolidated financial information of the Company and should be read in conjunction with, and is qualified in its entirety by reference to, the Financial Statements of the Company, including the Notes thereto, also included in this Form 20-F, and to Item 5. “Operating and Financial Review and Prospects”.

GRUPO TMM, S.A.B. AND SUBSIDIARIES UNDER IFRS

SELECTED CONSOLIDATED FINANCIAL DATA

(in millions of Pesos, except per share data)

	Year Ended December 31,
	2013	2012	2011	2010	2009
CONSOLIDATED INCOME STATEMENT DATA (a):
Transportation revenues	$2,838.5	$2,592.2	$2,514.3	$2,992.4	$3,304.9
Income on Transportation	353.3	312.5	386.3	651.3	560.8
Other Income (Expense) — Net (b)	64.0	(32.6)	(54.5)	(66.8)	(43.0)
Operating Income	417.3	279.8	331.8	584.5	517.8
Interest Income	37.9	49.6	43.8	102.1	98.7
Interest Expense — Net	942.8	981.4	1,038.3	983.8	1,267.0
Exchange Gain (Loss) (c)	4.4	44.9	1,160.1	(470.5)	(465.4)
Income (Loss) before benefit from (provision for) Income Taxes	(483.3)	(607.1)	497.4	(767.8)	(1,115.9)

	Year Ended December 31,
	2013	2012	2011	2010	2009
(Provision for) Benefit from Income Taxes	(4.7)	(8.8)	(12.0)	(6.0)	(11.6)
Income (Loss) from continuing operations	(487.9)	(615.8)	485.4	(773.7)	(1,127.5)
Income (Loss) from discontinued operations	(63.5)	(165.3)	(293.8)	(231.6)	(165.5)
Net Income (Loss)	(551.4)	(781.1)	191.6	(1,005.3)	(1,293.0)
Attributable to Non-controlling interest	4.9	5.3	12.5	20.8	18.9
Attributable to stockholders of Grupo TMM, S.A.B.	(556.4)	(786.5)	179.0	(1,026.1)	(1,311.9)
Earnings (Loss) per Share from continuing operations (d)	(4.775)	(6.027)	4.750	(7.585)	(19.817)
Earnings (Loss) per Share from discontinued operations (d)	(0.621)	(1.617)	(2.875)	(2.270)	(2.909)
Earnings (Loss) per Share from Net Income (Loss) (d)	(5.396)	(7.644)	1.875	(9.855)	(22.726)
Earnings (Loss) per Share attributable to stockholders of Grupo TMM, S.A.B. (d)	(5.445)	(7.697)	1.752	(10.059)	(23.058)
Book value per share (e)	1.335	5.864	14.339	13.197	27.579
Weighted Average Shares Outstanding (000s)	102,183	102,183	102,176	102,007	56,894
BALANCE SHEET DATA (at end of period):
Cash and cash equivalents	$405.3	$496.7	$507.6	$1,113.6	$260.9
Restricted cash	489.7	592.3	568.1	648.6	837.4
Total Current Assets	1,954.3	2,029.5	2,025.3	2,632.5	2,256.6
Property, machinery and equipment – Net	9,053.1	9,716.7	10,012.7	9,430.4	8,979.3
Concessions – Net	28.4	32.2	35.9	35.3	40.4
Total Assets	12,179.4	12,945.3	13,279.0	13,321.0	13,068.5
Current portion of long term debt (f)	636.6	332.6	239.8	293.1	208.7
Obligations for sale of receivables short term (f)	—	—	—	139.0	103.0
Long-term debt (f)	10,254.1	10,491.2	10,255.8	10,358.6	9,763.2
Obligations for sale of receivables long term (f)	—	—	—	6.8	156.5
Capital stock	2,169.9	2,169.9	2,169.9	1,921.4	2,024.4
Stockholders’ Equity (Deficiency) attributable to Stockholders of Grupo TMM, S.A.B.	136.4	599.2	1,465.1	1,195.9	1,467.4
Non-controlling equity interest in subsidiaries	64.6	59.6	54.3	110.3	95.2
Total Stockholders’ Equity	201.0	658.8	1,519.4	1,306.2	1,562.6
OTHER DATA:
Incremental Capital Investments (g)	$290.8	$351.2	$191.1	$405.9	$993.0
Depreciation and Amortization	585.6	566.9	640.5	725.3	574.2

(a)	As of July 2013, Grupo TMM sold 100% of its interest in its truck transportation and haul-away trailers business. Accordingly, as of such date Grupo TMM has categorized this business as a discontinued operation and has excluded it from the consolidated income statement data. See Note 18 to the accompanying Audited Consolidated Financial Statements.
(b)	See quantification of items in “Other Expenses (Income) Integration” table below.
(c)	In 2011, 2010 and 2009 the Company’s functional currency was Dollars. See Note 3.3 to the accompanying Audited Consolidated Financial Statements.
(d)	As of December 31, 2009 the number of Shares outstanding was 102,024,441, as of December 31, 2010 the number of Shares outstanding was 101,994,641, as of December 31, 2011, 2012 and 2013 the number of Shares outstanding was 102,182,841. See Item 4. “Information on the Company – History and Development of the Company.”
(e)	Book value per Share: results from dividing total shareholders’ equity attributable to stockholders of Grupo TMM by the outstanding Shares at the end of each period.
(f)	Proceeds received as borrowings are net of transaction costs incurred in accordance with IAS No. 39: “Financial Instruments Recognition and Measurement.”
(g)	See Item 5. “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures and Divestitures.”

GRUPO TMM S.A.B. AND SUBSIDIARIES

SELECTED CONSOLIDATED OPERATING DATA

(in millions of Pesos)

	Year Ended December 31,
	2013	2012	2011	2010	2009
TRANSPORTATION REVENUES:
Ports and Terminals Operations (a)	113.4	101.2	123.7	130.2	89.2
Maritime Operations (b)	2,455.3	2,188.8	2,133.4	2,534.6	2,696.8
Logistics Operations (c)	219.2	249.7	210.5	265.6	427.0
Other business (d)	50.6	52.5	46.7	62.0	91.9

Total	$2,838.5	$2,592.2	$2,514.3	$2,992.4	$3,304.9

INCOME ON TRANSPORTATION:
Ports and Terminals Operations	0.2	(3.8)	27.8	46.2	18.9
Maritime Operations	517.8	442.9	518.9	755.8	752.6
Logistics Operations	40.7	58.6	38.9	36.0	28.4
Shared corporate costs	(205.4)	(185.2)	(199.3)	(186.7)	(239.1)

Total	$353.3	$312.5	$386.3	$651.3	$560.8

OTHER INCOME (EXPENSE):
Gain on property adjudication	14.1	—	—	—	—
Other fuel products overage	2.8	—	—	—	—
Reserve for fiscal resolution cost	—	(100.0)	—	—	—
Reserve for prepayment and arbitration expenses	(13.1)	(6.8)	(83.6)	(2.9)	—
Amortization of non-competition rights	—	(22.8)	(25.6)	(26.0)	(27.8)
Provision for consulting payments	—	—	(4.4)	(3.9)	(4.2)
Other – Net	—	(0.6)	(3.2)	(1.4)	(2.1)
Proceeds from the sale of subsidiaries	8.1	—	(2.5)	(32.6)	—
Gain on the purchase of Inmobilaria Dos Naciones	—	74.2	—	—	—
Dividends received from Comercializadora y Distribuidora Milgret	—	23.4	—	—	—
Cancellation provision for tax on dividends	9.8	—	54.5	—	—
Taxes recovered, net of expenses incurred	42.0	—	—	—	6.9
Proceeds from the sale of fixed assets	0.3	—	10.3	—	—
Surplus from equipment leasing	—	—	—	—	(15.8)

Total	$64.0	$(32.6)	$(54.5)	$(66.8)	$(43.0)

(a)	Ports and Terminals Operations consist of a port in Acapulco, Mexico, a terminal at Tuxpan, Mexico, loading and unloading operations at the port of Tampico, Mexico, and the operation of shipping agencies at various ports in Mexico.
(b)	Maritime Operations primarily consist of offshore vessels, product tankers, parcel tankers and tugboats.
(c)	Logistics Operations consist of trucking and intermodal transport, warehousing, container maintenance and repair and intermodal terminal operations.
(d)	Represents intercompany transactions between segments, and certain new businesses which are in the development process.

Average Shares Outstanding

Income per Share is calculated based on the average number of Shares outstanding in each relevant year. The average number of Shares outstanding in 2009 was 56,893,794, in 2010 was 102,006,730, in 2011 was 102,176,138, and in 2012 and 2013 was 102,182,841. See Item 4. “Information on the Company — History and Development of the Company” and Item 9. “The Offer and Listing — Share Repurchase Program.”

Dividends

At shareholders’ meetings, shareholders have the ability, at their discretion, to approve dividends from time to time. At the Ordinary Shareholders’ Meeting held on April 29, 2011, due to the Company’s current financial condition, our shareholders decided to revoke the resolution adopted at the ordinary shareholders’ meeting held on April 24, 1997 by the shareholders of our predecessor, Transportación Marítima Mexicana, S.A. de C.V. (“TMM”), declaring a dividend equivalent to US$0.17 per Share. That dividend was not paid, and no other dividend has been declared since 1997.

Exchange Rates

We maintain our financial records, including our tax records, in Pesos. The amounts in Dollars are converted to the Peso equivalent using the prevailing exchange rate. In 2013, approximately 60% of our net consolidated revenues and 28% of our operating costs and expenses were generated or incurred in Dollars. The remainder of our net consolidated revenues and operating expenses were generated or incurred in Pesos.

The following table sets forth the high, low, average and period-end noon buying rates for Pesos reported by Banco de México (the “Noon Buying Rate”) expressed as Pesos per U.S. dollar for the periods indicated below.

	Exchange Rates
Year Ended December 31,	High(1)	Low(1)	Average(2)	End of Year(3)
2009	15.36	12.60	13.51	13.04
2010	13.18	12.16	12.64	12.38
2011	14.24	11.50	12.43	13.95
2012	14.39	12.63	13.17	12.99
2013	13.44	11.98	12.76	13.07

	Exchange Rates
Monthly,	High(4)	Low(4)	Average(5)	End of Month(6)
Year 2014
January	13.49	12.99	13.21	13.32
February	13.39	13.19	13.29	13.31
March	13.32	13.08	13.20	13.08
April(7)	13.13	12.96	13.06	13.10

(1)	The highest and lowest of the Noon Buying Rates for the Peso per U.S. dollar reported by Banco de México on the last business day of each month during the relevant year.
(2)	The average of the Noon Buying Rates on the last day of each month during the relevant year.
(3)	The Noon Buying Rates on the last day of each relevant year.
(4)	The highest and lowest of the Noon Buying Rates of each day in the relevant month.
(5)	The average of the Noon Buying Rates of each day in the relevant month.
(6)	The Noon Buying Rates on the last day of each relevant month.
(7)	Through April 25, 2014.

On April 25, 2014, the Noon Buying Rate was Ps. 13.1010 = US$1.00 (equivalent to Ps. 1.00 = US$0.0763).

Risk Factors

Risks Relating to our Indebtedness

Our substantial indebtedness could adversely affect our financial condition and impair our ability to operate our business, and we may not be able to pay the interest on and principal amount of our indebtedness.

As of December 31, 2013, Grupo TMM’s total debt amounted to $10,890.6 million, which includes $9,880.2 million under our Mexican Peso-Denominated Trust Certificates Program (the “Trust Certificates Program”), $928.7 million of bank debt owed to several different banks and $81.7 million owed to non-institutional lenders; of this debt, $636.6 million is short-term debt, and $10,254.0 million is long-term debt. As of March 31, 2014, Grupo TMM’s total debt amounted to $10,684.8 million, which includes $9,699.5 million under our Trust Certificates Program, $900.9 million of bank debt owed to several different banks and $84.4 million owed to non-institutional lenders; of this debt, $556.3 million is short-term debt, and $10,128.5 million is long-term debt. Under IFRS, transaction costs in connection with financings are required to be accounted for as debt.

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

As of March 31, 2014, approximately 94% of our debt was denominated in pesos. As of the date of this Annual Report, we do not generate sufficient revenue in pesos from our operations to service all of our peso-denominated debt. Consequently, we have to use revenues generated in dollars to service our peso-denominated debt. A devaluation or depreciation in the value of the dollar, compared to the Mexican peso, could adversely affect our ability to service our debt. During 2013, the Mexican peso had depreciated approximately 0.6% against the dollar. During 2014 through March 31, 2014, the Mexican peso had depreciated approximately 0.1% against the dollar.

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

In accordance with the Mexican Companies Act (The Ley General de Sociedades Mercantiles), when a company has accumulated losses in excess of two-thirds of its capital stock, the dissolution of the company may be adopted by the shareholders of the company at an Extraordinary Shareholders Meeting called by the company’s board of directors upon the request of shareholders representing at least 33% of the company’s capital stock. At the Extraordinary Shareholders Meeting, the shareholders may vote to either dissolve company or approve any corporate strategy for addressing the accumulated losses.

Additionally, the Mexican Bankruptcy Act (Ley de Concursos Mercantiles) provides that any third party with legal interest may request the judicial authorities to declare the dissolution of the company. A third person is considered to have a legal interest to request dissolution if the person is a creditor of the company and (i) the company has failed continuously with its payment obligations to the third person and the amount of the failure represents at least the 35% of all the obligations of the company, and the company does not have sufficient assets to satisfy at least 80% of the payment obligations in respect of which it has failed to make the required payments at the time of the request.

Although Grupo TMM improved its operating income in 2011, it incurred a net loss in 2009, 2010, 2012 and 2013. Our ability to continue as a going concern is subject to our ability to generate sufficient profits and/or obtain necessary funding from outside sources and there can be no assurance that we will be able to generate such profits or obtain such funding.

As of April 25, 2014, the company had not received any request for an Extraordinary Shareholders Meeting concerning the accumulated losses of the Company, nor had the Company received notice of any request to judicial authorities to declare a dissolution of the Company.

If our time charter arrangements are terminated or expire, our business could be adversely affected.

As of December 31, 2013, we had three product tanker vessels on time charter to PEMEX Refinación (“PER”), one product tanker on time charter to PMI Trading, Limited (“PMI”), one product tanker that was on time charter to PER and PEMEX Exploración y Producción (“PEP”), and 19 offshore vessels on time charter to PEP. PER, PMI and PEP are subsidiaries of Petróleos Mexicanos, the national oil company of Mexico (“PEMEX”). In addition, in 2013 we entered into seven offshore vessel chartering agreements with private operators with time periods ranging from one to two years. In the event that our time charter arrangements are terminated or expire without being renewed, we will be required to seek new bareboat or time charter arrangements for these vessels. We cannot be sure that bareboat or time charters will be available for the vessels following termination or expiration, or that bareboat or time charter rates in effect at the time of such termination or expiration will be comparable to those in effect under the existing time charters or in the present market. In the event that bareboat or time charters are not available on terms acceptable to us, we may use those vessels in the spot market. Because charter rates in the spot market are subject to greater fluctuation than longer term bareboat or time charter rates, any failure to maintain existing, or enter into comparable, charter arrangements could adversely affect our operating results.

Our results from operations are dependent on fuel expenses.

Our parcel tanker operations consume significant amounts of energy and fuel, the cost of which has significantly increased worldwide in recent years. With respect to our other operations our customers pay for the fuel consumption. We currently meet, and expect to continue to meet, our fuel requirements almost exclusively through purchases at market prices from PEMEX, a government-owned entity responsible for the distribution and sale of diesel fuel, maritime diesel oil and bunker fuel in Mexico. In addition, instability caused by imbalances in the worldwide supply and demand of oil may result in continuing increases in fuel prices. Our fuel expense represents a significant portion of our operating expenses in our parcel tanker operations, and there may be increases in the price of fuel that cannot be hedged or transferred to the final user of our transportation services. We cannot assure you that our operations would not be materially adversely affected in the future if prevailing conditions remain for a long period of time or if energy and fuel costs continue to increase.

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

In our logistics operations division, our automotive logistics services have faced intense competition, including price competition, from a large number of U.S., Mexican, and other international logistics companies. We cannot assure you that we will not lose business in the future due to our inability to respond to competitive pressures by decreasing our prices without adversely affecting our gross margins and operational results.

Downturns in certain cyclical industries in which our customers operate could have adverse effects on our results of operations.

The shipping and logistics industries are highly cyclical, generally tracking the cycles of the world economy. Although transportation markets are affected by general economic conditions, there are numerous specific factors within each particular market segment that may influence operating results. Some of our customers do business in industries that are highly cyclical, including the oil and gas and automotive sectors. Any downturn in these sectors could have a material adverse effect on our operating results. Also, some of the products we transport have had a historical pattern of price cyclicality, which has typically been influenced by the general economic environment and by industry capacity and demand. We cannot assure you that prices and demand for these products will not decline in the future, adversely affecting those industries and, in turn, our financial results.

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

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of a vessel may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage. Although our current fleet of 40 vessels had an average age of approximately 11.9 years as of March 31, 2014, we cannot assure you that, as our vessels age, market conditions will justify such expenditures or will enable us to profitably operate our vessels during the remainder of their expected useful lives.

Our results of operations may be adversely affected by operational risks inherent in the transportation and logistics industry.

The operation of vessels and other machinery relating to the shipping and cargo business involves an inherent risk of catastrophic marine disaster, mechanical failure, collisions, property losses to vessels, piracy, cargo loss or damage and business interruption due to political actions in Mexico and in foreign countries. In addition, the operation of any harbor and seagoing vessel is subject to the inherent possibility of catastrophic marine disasters, including oil spills and other environmental accidents, and the liabilities arising from owning and operating vessels in international trade. Any such event may result in a reduction of revenues or increased costs. The Company’s vessels are insured for their estimated value against damage or loss, including war, terrorism acts, and pollution risks and we also carry other insurance customary in the industry.

We maintain insurance to cover the risk of partial or total loss of or damage to all of our assets, including, but not limited to, harbor and seagoing vessels, port facilities, port equipment, land facilities and offices. In particular, we maintain marine hull and machinery and war risk insurance on our vessels, which covers the risk of actual or constructive total loss. Additionally, we have protection and indemnity insurance for damage caused by our operations to third persons. With certain exceptions, we do not carry insurance covering the loss of revenue resulting from a downturn in our operations or resulting from vessel off-hire time on certain vessels. In certain instances, and depending on the ratio of insurance claims to insurance premiums paid, we may choose to self-insure our over-the-road equipment following prudent guidelines. We cannot assure you that our insurance would be sufficient to cover the cost of damages suffered by us or damages to others, that any particular claim will be paid or that such insurance will continue to be available at commercially reasonable rates in the future.

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

Our operations are subject to general Mexican federal and state laws and regulations relating to the protection of the environment. The Mexican Attorney General for Environmental Protection (Procuraduría Federal de Protección al Ambiente) is empowered to bring administrative and criminal proceedings and impose corrective actions and economic sanctions against companies that violate environmental laws, and temporarily or permanently close non-complying facilities. The Mexican Ministry of Environmental Protection and Natural Resources (Secretaría del Medio Ambiente y Recursos Naturales or “SEMARNAT”) and other ministries have promulgated compliance standards for, among other things, water discharge, water supply, air emissions, noise pollution, hazardous substances transportation and handling, and hazardous and solid waste generation. Under the environmental laws, the Mexican Government has implemented a program to protect the environment by promulgating rules concerning water, land, air and noise discharges or pollution, and the transportation and handling of wastes and hazardous substances.

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

We could have liability with respect to contamination at third-party facilities in the United States where we have transported hazardous substances or wastes under the U.S. Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA” or “Superfund”) and comparable state laws (known as state Superfund laws). CERCLA and the state Superfund laws impose joint and several liability for the cost of investigation and remediation, natural resources damages, certain health studies and related costs, without regard to fault or the legality of the original conduct, on certain classes of persons with respect to the release into the environment of certain substances. These persons, commonly called “potentially responsible parties” or “PRPs” include the current and certain prior owners or operators of and persons that arranged for the disposal or treatment of hazardous substances at sites where a release has occurred or could occur. In addition, other potentially responsible parties, adjacent landowners or other third parties may initiate cost recovery actions or toxic tort litigation against PRPs under CERCLA or state Superfund law or state common law.

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

As of March 31, 2014, we had 1,860 employees, approximately 23% of whom were unionized. The compensation terms of the labor agreement with these employees are subject to renegotiation on an annual basis and all other terms are renegotiated every two years. If we are not able to negotiate these provisions favorably, strikes, boycotts or other disruptions could occur, and these potential disruptions could have a material adverse effect on our financial condition and results of operations and on our ability to meet our payment obligations under our financing arrangements.

Continuing world tensions, including as the result of wars, other armed conflicts and terrorist attacks could have a material adverse effect on our business.

Continuing world tensions, including those relating to the Middle East, Iran, North Korea, Russia and the Ukraine, as well as terrorist attacks in various locations and related unrest, have increased worldwide political and economic instability and depressed economic activity in the United States and globally, including the Mexican economy. The continuation or escalation of existing armed hostilities or the outbreak of additional hostilities as a consequence of further acts of terrorism or otherwise could cause a further downturn and/or significant disruption to the economies of the United States, Mexico and other countries. The continued threat of terrorism within the United States and abroad and the potential for military action and heightened security measures in response to such threat may cause significant disruption to commerce throughout the world, including restrictions on cross-border transport and trade. Furthermore, the Mexican government’s efforts to combat illegal drug cartels have caused public safety issues that may hinder Mexico’s economic growth and could prompt restrictions on cross-border transport and trade.

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

Mexico has historically experienced uneven periods of economic growth. Mexico’s gross domestic product (“GDP”) increased 5.5%, 3.9%, 4.0% and 1.1% in 2010, 2011, 2012 and 2013, respectively and decreased by 6.5% in 2009. GDP growth was slightly lower than the Banco de Mexico Consensus Board1 had estimated for 2013; however, the Banco de Mexico Consensus Board estimates that GDP in Mexico is expected to grow by approximately 3.1% in 2014, while inflation is expected to be 3.4%. We cannot assure you that these estimates will prove to be accurate. The Mexican Government has exercised, and continues to exercise, significant influence over the Mexican economy. Accordingly, Mexican governmental actions concerning the economy and state-owned enterprises could have a significant impact on Mexican private sector entities in general and on us in particular, as well as on market conditions, prices and returns on Mexican securities, including our securities.

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

Pursuant to the provisions of NAFTA, if Mexico experiences serious balance of payment difficulties or the threat thereof in the future, Mexico would have the right to impose foreign exchange controls on investments made in Mexico, including those made by U.S. and Canadian investors. Any restrictive exchange control policy could adversely affect our ability to obtain U.S. Dollars or to translate Pesos into U.S. Dollars for purposes of making interest and principal payments to our creditors to the extent that we may have to make those translations. This could have a material adverse effect on our business and financial condition.

[1]	The Banco de Mexico Consensus Board comprises 33 groups of private analysts and consultants specializing in the Mexican and international economies.

High interest rates in Mexico could increase our financing costs.

Mexico historically has had, and may continue to have, high real and nominal interest rates. The interest rates on 28-day Mexican government treasury securities averaged 5.43%, 4.40%, 4.24%, 4.85% and 3.75% in 2009, 2010, 2011, 2012 and 2013, respectively, and for the three-month period ended March 31, 2014, they averaged 3.15%.

A total of $9,880.2 million of our debt represented by our Trust Certificates Program was incurred in Mexican Pesos at the Mexican interbank rate, TIIE, plus 2.45%. The Company has hedged the interest rate risk of this variable rate debt at a maximum rate of 10.8% through July 2014, and has hedged the interest rate risk of this variable rate debt at a maximum rate of 9.80% for the 1-year period commencing August 2014 and ending in August 2015. As of December 31, 2013, the 28-day TIIE rate was 3.8%, and as of March 31, 2014, the rate was 3.8%.

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

Our operations, including demand for our products or services and the price of our floating rate debt, have also historically been adversely affected by increases in interest rates in the United States and elsewhere. Although in recent years interest rates have maintained a downward trend, as interest rates rise, the interest payments on our floating rate debt and the cost of refinancing our financing arrangements at maturity will rise as well.

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

2009	3.57%
2010	4.40%
2011	3.82%
2012	3.57%
2013	3.97%
2014 (three months ended March 31)	1.43%

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

Mexican political events may significantly affect our operations. On Decemember 1, 2012, Enrique Peña Nieto, a member of the Institutional Revolutionary Party (“PRI”), began a six-year term as president of Mexico following his victory in the July 1, 2012 presidential election. The change in the governing party as a result of Mexico’s 2012 federal presidential and congressional elections may result in significant changes in laws, as well as in policies and regulations that could alter Mexico’s political and economic situation, and which could consequently affect the Company’s operations. In addition, because no single political party obtained a clear majority in the July 1, 2012 congressional election, governmental gridlock and political uncertainty may occur. We cannot provide any assurances that political developments in Mexico, over which we have no control, will not have an adverse effect on our business, financial condition or results from operations.

As of February 2014, Mexico’s daily oil production statistics indicate that oil production has been declining by less than a 1% compounded average rate during the last 6 years (2009-2014). Nevertheless, oil production has declined by more than 500,000 barrels per day compared to the highest level recorded in 2007 and could continue declining in the coming years. In contrast, imports of gasoline and diesel for domestic consumption have grown for the last 6 years at almost a 5% rate, and currently represent 41% of Mexico’s domestic consumption.

Specialists have concluded that if the Mexican Government does not follow through with its planned energy sector reforms to promote increased private investment, or fails to make additional investments to further PEMEX’s technological capabilities, Mexico’s oil production could decline considerably, which could weaken the financial position of the Mexican Government.

Finally, the Mexican economy in the past has suffered balance of payment deficits and shortages in foreign exchange reserves, and we cannot assure you that these deficits and shortages will not occur in the future.

Federal tax legislation reforms in Mexico may have an adverse effect on our financial condition and results of operations.

The Mexican Government has in recent years implemented various changes to the tax laws applicable to Mexican companies, including us. Should the Mexican Government implement changes to the tax laws that result in our having significantly higher tax liability, we would be required to pay the higher amounts due pursuant to any such changes, which could have a material adverse impact on our results of operations.

In December 2013, the Mexican Government enacted various federal tax reforms that entered into effect on January 1, 2014. Among other changes, these reforms maintained a corporate income tax rate of 30%; eliminated the corporate flat tax, or IETU; imposed withholding taxes at a 10% rate on the payment of dividends and capital gains from the sale of shares by and to Mexican and foreign shareholders; eliminated deductions previously allowed in respect of payments between related parties or certain foreign corporations; limited the tax deductions for certain benefits paid to employees; and increased the value-added tax in certain areas of Mexico.

On February 13, 2014, we filed an indirect writ of relief (amparo) challenging the constitutionality of various provisions of the tax reforms related to the elimination of the existing fiscal consolidation regime. We cannot assure you that we will prevail in our constitutional challenge and are continuing to analyze the scope and implications of the January 1, 2014 tax reforms on our business. We cannot predict the full impact that the tax reform will have on our business, financial condition and results of operations once it is fully implemented, including the effect on our business of higher payroll taxes and higher costs due to additional compliance measures. Our initial assessments indicate that the changes will increase our income tax base in the coming years, primarily as a result of the new limitations on tax deductions. In addition, we cannot predict the indirect impact that this legislation could have on our customers and shareholders. It is possible that our shareholders may be required to pay more taxes than they would have paid prior to the implementation of the January 1, 2014 tax reforms.

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

In accordance with the Mexican Companies Act (Ley General de Sociedades Mercantiles), shareholders representing at least 33% of our capital stock can request that the Board of Directors call an Extraordinary Shareholders Meeting to vote on proposals included by the shareholders in their request to the Board.

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

History and Development of the Company

We were formed on August 14, 1987, under the laws of Mexico as a variable capital corporation (sociedad anónima de capital variable) to serve as a holding company for investments by certain members of the Serrano Segovia family.

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

Business Overview

General

We believe we are one of the largest logistics and transportation companies in Mexico, providing dynamic ocean transportation services, including maritime, ports and terminals management and logistics services, to premium clients throughout Mexico.

Maritime Operations. Our Maritime Operations division provides maritime transportation services, including offshore vessels that provide transportation and other services to the Mexican offshore oil industry, tankers that transport petroleum products within Mexican waters, parcel tankers that transport liquid chemical and vegetable oil cargos from and to the United States and Mexico, and tugboats that provide towing services at the port of Manzanillo, Mexico. As of March 31, 2014, we provide these services through our fleet of 40 vessels, which includes product and chemical tankers, harbor tugs and a variety of offshore supply vessels.

In addition, in January 2012 we acquired Inmobiliaria Dos Naciones (“IDN”), an experienced shipyard with integrated services based in the port of Tampico, Mexico. IDN is located near offshore oil and gas facilities and key commercial routes between the Southeastern United States and Mexico. Currently, IDN provides ship repair services and has two floating drydocks with a capacity of 3,000 metric tons each. We expect that in the future IDN will service more than 30 vessels per year and will also provide us with the necessary capability to build additional vessels.

Ports and Terminals Operations. We presently operate three Mexican port facilities, Tuxpan, Tampico and Acapulco, under concessions granted by the Mexican Government, which provide for certain renewal rights. This business unit also provides port agent services to vessel owners and operators in the main Mexican ports.

Logistics Operations. We provide dedicated logistics services to major manufacturers, including automobile manufacturers and retailers with facilities and operations throughout Mexico. We offer full-service logistical facilities in major industrial cities and railroad hubs throughout Mexico. The services that we provide include consulting, analytical and logistics outsourcing services, which encompass the management of inbound movement of parts to manufacturing plants consistent with just-in-time inventory planning practices; logistics network (order-cycle) analysis; logistics information process design; intermodal transport; warehousing and bonded warehousing facility management; supply chain and logistics management; product handling and repackaging; local pre-assembly; maintenance and repair of containers in principal Mexican ports and cities and inbound and outbound distribution using multiple transportation modes. Due to the scope of our operations, together with the extent of our experience and resources, we believe that we are uniquely positioned to coordinate the entire supply chain for our customers.

Set forth below are our total revenues over the last three fiscal years for each of our business segments:

	Consolidated Transportation Revenues (in millions of Pesos) Years Ended December 31,
	2013	2012	2011
Maritime Operations	$2,455.3	$2,188.8	$2,133.4
Ports and Terminals Operations	113.4	101.2	123.7
Logistics Operations	219.2	249.7	210.5
Other Business	50.6	52.5	46.7

Total	$2,838.5	$2,592.2	$2,514.3

All of these revenues are earned in Mexico except for 3% of the revenues from our chemical tankers and product tankers.

Recent Developments

Sale of Land Transportation Business

In the third quarter of 2013, we sold the land transportation businesses (trucking and autohauling) in our Logistics Operations. With this sale, we expect our operating results to improve as we focus our efforts on our profitable businesses.

Sale and Lease-back Arrangement with UNIFIN

On March 31, 2014, the Company, through its subsidiary IDN, entered into a “sale and leaseback” arrangement with UNIFIN Financiera, S.A.P.I. de C. V., SOFOM E.N.R. (UNIFIN), whereby IDN sold to UNIFIN the floating dry-dock “ARD-10”, the floating dry-dock “ABDF 2”, and the towing vessel “Catherine M” for an amount of approximately $55.6 million. At the same time, IDN and UNIFIN entered into an operating leasing arrangement for the three assets in order to maintain their ability to operate and generate income. The leasing arrangement will last four years with monthly payments of approximately $0.9 million. Under the arrangement, IDN is the lessee and UNIFIN is the lessor.

Charter and Acquisition of Additional Vessels

AHTS “Subsea 88”. On August 24, 2012, we entered into a bareboat charter contract with Subsea Petroleum Services, S.A.E. that included an option to purchase the Anchor Handling Tug Supply vessel (“AHTS”) “Subsea 88”. On November 9, 2013, we financed the purchase of the vessel through a capital lease contract with “FTAI Subsea 88 Ltd”, a subsidiary of Fortress, a leasing company. The vessel is under a long-term time charter contract with PEP.

AHTS “Subsea 204”. In the first quarter of 2014 we entered into a two-year bareboat charter contract with Subsea Petroleum Services, S.A.E. that included an option to purchase the AHTS “Subsea 204”. The vessel is under a long-term time charter contract with PEP.

Sale of Vessels

As part of the Company’s plan to modernize its fleet, the Company has sold some of its older offshore vessels in recent years: (i) on March 13, 2013, we sold the Supply Tug “Isla del Carmen” to Gulf Marines Contractors S. de R.L. de C.V.; and (ii) on December 19, 2013, we sold Supply Tug “Isla Tiburón” to Naviera Mexicana JM S.A. de C.V.

Purchase of a Shipyard in Tampico

On January 30, 2012, we purchased IDN, a company that holds a concession to operate a shipyard in the port of Tampico, Mexico. The total purchase price for the acquisition, including various assets, was $54.3 million. The shipyard is strategically positioned in the Gulf of Mexico, in close proximity to offshore oil and gas facilities and other key commercial routes between the Southeastern United States and Mexico. The shipyard provides ship repair services and is currently working at full capacity. As of March 2014 the shipyard has provided service to more than 30 vessels per year, of which approximately 37% have been from our own fleet, which has resulted in reduced costs due to increased efficiency in maintaining, repairing and positioning our vessels. In addition, we expect to develop the necessary capabilities to build vessels at the shipyard. This will allow us to compete to build vessels for PEMEX, which recently expressed its intention to add 32 offshore vessels to its fleet, of which 21 are required to be Mexican-built vessels.

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

As of August 2012, the Federal Electricity Commission (Comisión Federal de Electricidad or CFE) began liquified natural gas (LNG) operations in the port of Manzanillo. Such operations require the towing service at Manzanillo terminal, which we provide.

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

TMM’s ADSs continue to be registered in the United States under the U.S. Securities Exchange Act of 1934 and TMM’s nominative common shares underlying the ADSs continue to be traded in Mexico on the Mexican Stock Exchange (Bolsa Mexicana de Valores).

See Item 9. “The Offer and Listing — Delisting of ADSs from the NYSE; Commencement of Trading on OTC Market”.

Arbitration Claims Between Pacific Richfield Marine Pte. Ltd. (“PRM”) and Grupo TMM

Grupo TMM was recently a claimant in two arbitrations with PRM, a Singapore company. The arbitrations were conducted under the Singapore International Arbitration Centre Rules and related to alleged breaches by PRM of two Memoranda of Agreements (“MOAs”) for the sale of two vessels. Grupo TMM sought recovery of the deposits it had paid for the two vessels in the sum of US$5.2 million dollars (approximately $67.9 million) and damages for breaches of the MOAs. PRM alleged that Grupo TMM was in breach of the MOAs and sought a declaration that it was entitled to retain the deposits and receive damages for breach of the MOAs. On November 28, 2011, the arbitral tribunal resolved the claims in favor of PRM and ordered Grupo TMM to instruct Platou, the broker holding the deposits, to release the same to PRM.

On January 16, 2012, Grupo TMM filed suit in Mexico challenging the validity of the award under the New York Convention for the Recognition and Enforcement of Foreign Arbitral Awards. After allowing the suit to proceed, the judge issued an order directing Platou not to release the deposit until PRM appears before the court in Mexico and requests enforcement of the arbitral award. As of December 31, 2012, the Company had reserved the amount of the deposit and also created an additional allowance for potential legal fees associated with this case. Both items are reported in other expenses – net for the years ended December 31, 2013 and 2012, respectively.

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

As part of the restructuring of the Securitization Facility, a company affiliated with Grupo TMM, Vex Asesores Corporativos, S.A.P.I. de C.V. (“VEX”), purchased certificates with a face value of US$86.5 million (approximately $1,130.1 million) (the “Purchased Certificates”) from Deutsche Bank AG London.

As described below, pursuant to a separate agreement between VEX and Grupo TMM, all but US$6 million (approximately $78.4 million) of the Purchased Certificates were subsequently cancelled and were exchanged for cash, equity in Grupo TMM, and other consideration. The transaction with VEX was approved by the Board of Directors of Grupo TMM on the basis of a prior approval by TMM’s Auditing and Corporate Governance Committee, which received an independent expert’s fairness opinion on the consideration and other terms and conditions of the transaction.

Pursuant to a resolution adopted at the Extraordinary General Shareholders’ Meeting held on December 15, 2009 and with the authorization of the Comisión Nacional Bancaria y de Valores, on January 6, 2010, VEX acquired 46,797,404 Shares for an aggregate subscription price of US$41,181,715.53 (approximately $538.0 million), or US$0.88 (approximately $11.5) per Share (equivalent to US$4.40 (approximately $57.5) per ADS). The subscription price per Share was 10% higher than the ADS closing price on January 5, 2010. VEX paid the subscription price for the Shares as part of the consideration for its sale to Grupo TMM of the Purchased Certificates. The remainder of the consideration VEX received for the Purchased Certificates consisted of US$27,103,065.52 in cash (approximately $354.1 million), a five-year promissory note from Grupo TMM in the principal amount of US$12,250,000.00 (approximately $160.0 million), and subordinated trust certificates issued under the Securitization Facility with a face amount of US$6,000,000.00 (approximately $78.4 million). In May 2010, VEX distributed 18,437,440 of the 46,797,404 Shares it acquired to various investors who participated in VEX’s purchase of the Purchased Certificates from Deutsche Bank AG London.

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

On May 13, 2011, the Company entered into an agreement with Deutsche Bank AG London pursuant to which the Company repurchased all of the certificates held by Deutsche Bank AG London for a total of US$9.1 million (approximately $118.9 million), and all of the certificates were subsequently cancelled concurrently with the cancellation of subordinated trust certificates held by VEX. The Company formally terminated the Securitization Facility effective June 30, 2011.

Mexican Peso-Denominated Trust Certificates Program

On April 30, 2007, at the shareholders’ meeting of the Company, our shareholders authorized the establishment of a program for the issuance of trust certificates, which are securities secured solely by the trust assets and denominated in Mexican Pesos, for up to an amount of 9 billion Pesos. The proceeds from the sale of these certificates were utilized by us to refinance our existing bank financings of our vessel fleet and to acquire additional vessels as contemplated by our expansion program. A portion of the cash proceeds from the issuance of the trust certificates is required to be held by the trust as restricted cash. The trust assets are comprised of the vessels contributed to the trust, the contracts related thereto and the restricted cash thereunder. Certificate holders’ only recourse under the Trust Certificates Program is to the trust assets.

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

We closed our fourth issuance of trust certificates under the program on July 29, 2010, which by the General Shareholders’ Meeting resolutions on April 30, 2010 was increased to 10.5 billion Pesos. This issuance was used primarily to repay the previous three issuances, thereby consolidating the debt under the program, and to refinance existing vessel indebtedness. As of December 31, 2013, the outstanding balance was 10.594 billion Pesos.

In accordance with the program, the Company has the right to capitalize interest for the first five years as per the following:

Year	Capitalization %	Interest Payment %
1st and 2nd	60%	40%
3th and 4th	50%	50%
5th	25%	75%

In August 2012 and with the authorization of the Trust Committee, the Company elected to capitalize 60% of the accrued interest to dedicate such resources to a vessel substitution program. During 2013 the Company elected not to capitalize any interest on the trust certificates, choosing instead to pay 100% of the accrued interest.

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

AHTS Isla Leon (formerly Sea Wolverine). On April 3, 2008, we entered into an agreement for the purchase from DESS Ciprus Ltd of the AHTS Sea Wolverine (which was built in 2008 and has an average BHP of 6,500). This AHTS was delivered in June 2008. We added this AHTS to our offshore fleet in the Gulf of Mexico. The purchase of this vessel was financed by the second tranche of our Trust Certificates Program.

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

On January 10, 2013, we were officially notified by the ICC of arbitration proceedings with respect to the claim submitted in May 2012, which related to payments made by SSA to a law firm regarding a tax proceeding with the tax authorities in Mexico and which related to the trademark of Servicios en Puertos y Teminales. The arbitration proceeding is in its final stages.

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

	Foreign Trade 2011-2013(a)
	As of December 31, (in millions of Dollars)
	2013	2012	2011
Total Exports	US$380,189	US$370,915	US$349,676
Total Imports	US$381,210	US$370,752	US$350,842
Total Trade Flows	US$761,399	US$741,666	US$700,518
Growth Rate—Exports	2.5%	6.1%	17.2%
Growth Rate—Imports	2.8%	5.7%	16.4%
Growth Rate—Total	2.7%	5.9%	16.8%
Growth Rate—GDP(b)	1.1%	4.0%	3.9%

(a)	The figures include the in-bound (maquiladora) industry.
(b)	The methodology for calculating Growth Rate-GDP was modified by the Instituto Nacional de Estadistica, Geografia e Informatica (INEGI) and is based on 2003 prices.
Source: Banco de México (BANXICO).

Business Strategy

As part of our continued effort to achieve the Company’s goals, throughout the past 5 years we have accomplished the following:

•	We have expanded the assets of our Maritime Operations, resulting in better operating margins.

•	During 2009 we (i) entered into an agreement for the purchase of a mini-supply vessel which was delivered in July 2009 and (ii) were awarded a third bareboat charter contract for a product tanker with PEMEX for a five-year period.

•	During 2012 we (i) entered into an agreement for the purchase of an FSIV which was delivered in August 2012; (ii) were awarded a long-term time charter contract for an AHTS vessel with PEP, which vessel we initially acquired under a bareboat charter contract with Subsea Petroleum Services, S.A.E.that included a purchase option, and which we later acquired through a capital lease in November 2013; and (iii) acquired a shipyard in the port of Tampico, Mexico, enabling us to reduce our vessel maintenance and repair costs and providing us with an attractive and state-of-the-art facility for the Mexican maritime industry.

•	During the first quarter of 2014 we were awarded a long-term time charter contract for an AHTS vessel with PEP, which vessel we acquired under a bareboat charter contract with Subsea Petroleum Services, S.A.E. fthat included a purchase option.

•	As a part of the strategy established by President Peña Nieto to develop cabotage services, our Maritime Operations started a 10-day cabotage service of containerized cargo between the pacific ports of Manzanillo, Mazatlan and Guaymas.

•	In the third quarter of 2013, we sold the land transportation businesses (trucking and autohauling) in our Logistics Operations. With this sale, we expect our operating results to improve as we focus our efforts on our profitable businesses.

•	With respect to our liabilities, in addition to continually servicing our debt obligations, we restructured and partially prepaid the debt we incurred with DVB Bank SE (formerly DVB Bank AG) to finance the purchase of two parcel tankers. We have also prepaid principal under our Trust Certificates Program.

Moving forward, our business strategy is focused on the following:

Expansion and improvement of our Maritime Operations

Considering the urgent need of PEMEX to increase its oil and gas reserves as well as the potential derived from the recent Energy Reform, along with the seniority granted to Mexican ship-owners under the Mexican Navigation Law (Mexican flagged vessels have a preference to perform cabotage in Mexican waters), our Maritime Operations is focused on consolidating and expanding operations by: (i) increasing cabotage services with medium and long-term contracts (ii) satisfying increasing demand for exploration and distribution services in Mexico; (iii) meeting market requirements for new generation vessels with higher-rated and deeper-water capabilities; (iv) increasing the current capacity of our shipyard repair services to more than 30 vessels per year, of which approximately one third is owned fleet and, in the long term, to have the capacity to build vessels, enabling us to compete to satisfy PEMEX’s expected demand for new offshore vessels and, (v) increase container cabotage services / operations by extending the existing routes and opening a new ones.

Expansion of our Ports and Terminals Operations

Notwithstanding a contraction in 2009, foreign trade via the Gulf of Mexico has grown at a 7% average rate in recent years. In addition, 41% of Mexico’s current gasoline and diesel consumption is imported via the Gulf of Mexico. These factors, combined with our prime location in the port of inTuxpan, where we own approximately 2,000 acres of land and whichwill be the closest port to Mexico City and the central Mexican states that are the primary contributors to Mexico’s GDP, have led our Ports and Terminals Operations to focus on developing the following assets in Tuxpan: (i) a state-of-the-art container terminal; (ii) a liquids terminal capable of meeting the current and future needs of companies in the energy and related industries; (iii) an edible and concentrated liquids terminal, and (iv) an export/import cargo-handling terminal.

Expansion of our Logistics Operations

We are looking to leverage our experience and knowledge of Mexico and its laws, our customer relationships, and our skills in managing union and non-union labor resources to further expand our business with the automotive industry and in general in all activities related to yards and storage management, with an emphasis on “just-in-time” inventory planning, store, subassemblies and yards administration.

We expect to meet all of the above mentioned goals through a series of financial and commercial strategies that are described in greater detail under Item 5. “Operating and Financial Review and Prospects—Business Plan.”

Certain Competitive Advantages

We believe that we benefit from the following competitive advantages:

•	We are one of the largest and leading Mexican owned and operated maritime and logistics companies in Mexico.

•	We have a demonstrated ability to contract vessels with limited disruptions.

•	The Mexican Navigation Law requires that Mexican flag carriers receive preferential treatment.

•	We are poised to grow along with the energy sector.

•	We have extensive and proven experience in ports, terminals and integrated services, such as yards operations, vessels and intermodal equipment maintenance and repair, warehousing.

•	Our operations in Tuxpan, Veracruz are in a prime location to capitalize on the growth of trade via the Gulf of Mexico.

Maritime Operations

Our Maritime Operations include: (a) supply and logistics services to the oil offshore industry at offshore facilities in the Gulf of Mexico and between ports, moving crews and/or cargo to and from oil platforms; (b) product tankers for the transportation in cabotage of petroleum products, such as the distribution of gasoline to a variety of Mexican ports where the gasoline is further distributed inland; (c) parcel tankers, also known as chemical tankers, for the transportation of liquid chemical cargoes between ports in Mexico and the United States; (d) tugboats that provide harbor towing services in and out of the port of Manzanillo; and (e) shipyard services, including ship repair and dry docking services. Mexican law provides that cabotage (intra-Mexican movement between ports) is reserved for ships flying the Mexican flag, which we believe provides us with a competitive advantage in this market. This segment accounted for 86% of consolidated revenues for the year 2013, 84% for the year 2012, and 64% for the year 2011.

Fleet Management

As of March 31, 2014, we operated a fleet comprised of product tankers and parcel tankers, as well as a fleet of offshore vessels and tugboats. Of a total of 40 vessels, 37 are owned tonnage (five product tankers, 25 offshore vessels, two parcel tankers and five tugboats) and three are chartered units (one offshore vessel and two tugboats).

The table below sets forth information as of March 31, 2014, about our fleet of owned and chartered vessels by type, size and capacities:

Vessel Type	Number of Vessels	Total Dead Weight Tons (in thousands)	Total Cubic Meter Capacity (in thousands)	BHP(*)
Offshore vessels	26	34.3	**	5,389
Product tankers	5	231.3	253.1	**
Parcel tankers	2	27.9	30.9	**
Tug boats	7	2.8	**	4,682

Total	40	296.3	284.0

*	Average Brake Horse Power.
**	Not applicable.

Offshore Vessels

We have been participating in this business for more than 20 years. Our offshore division provides supply and logistics services to the offshore industry between the ports and the offshore facilities in the Gulf of Mexico through a specialized fleet that includes fast and conventional crew vessels, supply vessels, anchor handling tug supply vessels, floating production, storage and offloading (“FPSO”) vessels and Dynamic Positioning (“DP”) vessels. Other services include supply and administration of onboard personnel, coordination and supervision of the maritime transport of staff, materials and equipment from the base on shore to operational points of the vessels within the oil-drilling zone of the Gulf of Mexico, and coordination and supervision of catering and accommodation matters onboard the vessels. As of March 2014, TMM’s offshore fleet represented 5.5% of Mexico’s offshore fleet. As of March 31, 2014, 19 TMM vessels were directly hired by PEMEX, and seven additional vessels were hired by private operators engaged in the construction and maintenance sectors for PEMEX or working in the spot market.

Product Tankers

Since 1992, we have provided product tanker chartering services to PEMEX for the transportation of clean and dirty petroleum products, from refineries to various Mexican ports. Our fleet is comprised of five product tankers, which include one long-term contract entered into during August 2009, three short-term contracts with PEMEX and one short-term contract with PMI.

Set forth below is information regarding our product tanker fleet as of March 31, 2014:

Vessel	Year	Flag	Hull	DWT(1)	LOA(3)(m)(4)	Beam (m)	Charterer
Veracruz (formerly Amatlan II)	2002	Mexico	DH(2)	45,467	189	32	PEMEX
Palenque II (formerly Choapas II)	1992	Mexico	DH(2)	44,646	182	30	PEMEX
Tajin	2003	Mexico	DH(2)	47,147	183	32	PEMEX
Tula	2005	Mexico	DH(2)	46,911	183	32	PMI
Tulum	2000	Mexico	DH(2)	47,131	183	32	PEMEX

(1)	Dead weight tons.
(2)	Double hull.
(3)	Overall length.
(4)	Meters.

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

Parcel Tankers

Our parcel tanker business operates between Mexican and American ports in the Gulf of Mexico, transporting chemicals, vegetable and animal oils and molasses. The majority of the transported cargo is under contracts of affreightment (“COAs”) in which the customers commit the carriage of their cargo over a fixed period time on multiple voyages, with a minimum and a maximum cargo tonnage at a fixed price. The vessel operator is responsible for the vessel, the fuel and the port expenses. Currently, our parcel tanker fleet is comprised of two owned vessels. We transported 848 thousand tons of chemical products in our parcel tankers during 2013, 762 thousand tons during 2012, and 798 thousand tons during 2011. Our primary customers for our parcel tanker services include major oil and chemical companies.

Set forth below is information regarding our parcel tankers as of March 31, 2014:

Vessel	Flag	Year	LOA	Beam	Draft	DWT(1)	Capacity M3 Total
			(m)(2)	(m)	(m)
Olmeca	Marshall Islands	2003	130.0	22.4	12.0	15,472	16,800
Maya	Marshall Islands	2002	123.0	20.0	8.7	12,452	14,102

					Total	27,924	30,902

(1)	Dead weight tons.
(2)	Meters.

Harbor Towing

Since January 1997, TMM (formerly Servicios Mexicanos en Remolcadores, S.A. de C.V.) has provided tugboat services in the port of Manzanillo under a 10-year concession, including port docking and navigation in and out of channels and port facilities into open waters. In December 2006, the concession to operate this business was renewed by the relevant authorities for eight more years. As of March 31, 2014 we were operating five owned vessels in this port, one bareboat charter vessel and one time charter vessel.

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

Customers and Contractual Arrangements

The primary purchasers of our Maritime Operations services are multi-national oil, gas and chemical companies. These services are generally contracted for on the basis of short-term or long-term time charters, voyage charters, COAs or other transportation agreements tailored to the shipper’s requirements. In 2013, our ten largest customers accounted for approximately 86% and 72% of Maritime Operations revenues and consolidated revenues, respectively. The loss of one or more of our customers could have a material adverse effect on the results of operations of our Maritime Operations.

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

Ports and Terminals Operations

We conduct operations at the Mexican ports of Acapulco, Tuxpan and Tampico. We have been granted three partial assignment agreements of rights and obligations in respect to our operations at Tuxpan. Additionally, we own land and a multipurpose cargo terminal in Tuxpan. Our concession in Acapulco and our partial assignment agreement of rights and obligations in Tuxpan give us the right of first refusal to continue operations for a second term once the term of the original contract expires. In August 2010, we began operations in the port of Tampico, where we were granted a two-year permit (renewable for an additional two years) to conduct vessel loading and unloading. In September of 2012, the permit was extended for four years and is renewable for an additional four years. Ports and Terminals operations accounted for 4% of consolidated revenues in 2013, 4% in 2012 and 4% in 2011.

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

In 2013, we handled 76,557 automobile exports for Volkswagen, Chrysler and Nissan to South America and Asia, reflecting a decrease of 14% from 2012, when we handled approximately 89,187 automobiles at our terminal.

Acapulco is one of the main tourist ports in Mexico. During 2013, we had 9 cruise ship calls in Acapulco, which was the same number of calls as we had in 2012.

Tuxpan

We own approximately 2,000 acres of land in Tuxpan, and we own a terminal for multipurpose cargo through our wholly owned subsidiary Terminal Marítima de Tuxpan, S.A. de C.V. We have access to a contiguous public berth where containers and general cargo can be unloaded and delivered to our multipurpose terminal. Additionally, we offer container-warehousing services at this port. While we currently handle only a small volume of cargo at the port, we are in the process of developing a container terminal and liquids terminal at the site. Our Tuxpan port facilities are operated through Operadora Portuaria de Tuxpan, S.A. de C.V., a wholly owned subsidiary of Grupo TMM.

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

Logistics Operations

Through TMM Logistics, S.A. de C.V. (“TMM Logistics”), a wholly owned subsidiary of Grupo TMM, we provide dedicated logistics services to major manufacturers, including automobile manufacturers, and retailers with facilities and operations throughout Mexico. We offer full-service logistical facilities in major industrial cities and railroad hubs throughout Mexico, including in Aguascalientes, Toluca, Puebla, Veracruz, Nuevo Laredo, Mexico City and Monterrey, among others. The services that we provide include consulting, analytical and logistics outsourcing services, which encompass the management of inbound movement of parts to manufacturing plants consistent with just-in-time inventory planning practices; logistics network (order-cycle) analysis; logistics information process design; bonded warehousing facility management; supply chain and logistics management; product handling and repackaging; local pre-assembly; and maintenance and repair of containers in principal Mexican ports and cities. Due to the scope of our operations, together with the extent of our experience and resources, we believe that we are uniquely positioned to coordinate the entire supply chain for our customers. This segment accounted for 8% of consolidated revenues in 2013, 10% in 2012 and 8% in 2011.

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

With TMM Plus we can track the movement of cargo units and our related operational responsibilities efficiently throughout the supply chain through the use of hand-held devices carried by our operational team. Through TMM Plus, information on each process is supplied to our customers in real time and displayed in different formats according to their needs. The system also has the ability to produce different reports and statistics according to customer needs.

Warehousing Services

We offer warehousing services through our subsidiary, Almacenadora de Depósito Moderno, S.A. de C.V. Organización Auxiliar de Crédito (“ADEMSA”). ADEMSA currently operates over 428,292 square meters of warehousing space throughout Mexico, including 85,429 square meters of direct warehouse space (the largest of which is located in northern Mexico City). Due to its regulated nature, ADEMSA is one of a limited number of warehousing companies authorized by the Mexican Government to provide bonded warehousing services and to issue negotiable certificates of deposit. At the beginning of 2013, we decided to discontinue this business in order to focus on more profitable operations. As a result, this operation is presented as discontinued.

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

The Company’s primary competitor in the parcel tanker business is Stolt-Nielsen Transportation Group Ltd. Some other competitors in this business include Nordic, Eitzen and Caribbean Tankers, Inc.

Our tugboat business does not have a direct competitor within the port of Manzanillo, however other important tugboat operations in Mexico are provided by Saam Remolques, S.A., Cia. Marítima del Pacífico, S.A. de C.V. and Cia Marítima Mexicana, S.A. de C.V.

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

Ports and Terminals Operations

The Company’s key competitors in its ports business are Hutchinson Ports, SSA Mexico, Grupo CICE and Amports.

In its shipping agencies business, the Company’s primary competitors are Representaciones Marítimas, Meritus and Aconsur.

The Company believes the most important competitive factors concerning the Ports and Terminals Operations segment are customer service, experience and operating capabilities.

Logistics Operations

In the logistics business, the Company faces competition primarily from Car Logistics S.A. de C.V., Axis Logistics S.A. de C.V., Wallenius, SEGLO, Ceva Logistics, Syncreon, Keuhne-Nagel, SeSe, Amport, DHL, CSI, SSA, CPV and CSI.

In its maintenance and repair business, the Company faces competition primarily from Container Care International Inc., Reparación Internacional de Contenedores, S.A. de C.V. and Maersk Sealand Inc.

Our warehousing business’ main competitors are Exel Logistics de Mexico S.A. de C.V., Zimag Logistics, Accel Logística S.A. de C.V., Kuehne & Nagel S.A de C.V. and Grupo Onest Logistics. At the beginning of 2013, we decided to discontinue this business in order to focus on more profitable operations. As a result, this operation is presented as discontinued.

The Company believes the most important competitive factors in the Logistics Operations segment are price, customer service, brand name, experience, operating capabilities and state-of-the-art information technology.

Regulatory Framework

Certain countries have laws which restrict the carriage of cargos depending upon the nationality of a vessel or its crew or the origin or destination of the vessel, as well as other considerations relating to particular national interests. In accordance with Mexico’s Navigation Law (Ley de Navegación y Comercio Marítimos), cabotage (intra-Mexican movement) is reserved for ships flying the Mexican flag. We believe we are currently in material compliance with all restrictions imposed by the jurisdictions in which we operate. However, we cannot predict the cost of compliance if our business is expanded into other jurisdictions which have enacted similar regulations.

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

Mexican Navigation Law

On June 1, 2006 the Mexican Navigation Law (Ley de Navegación y Comercio Marítimos) was published in Mexico’s Official Gazette, and became effective 30 days thereafter. This law: (i) strengthens the reservation of cabotage services for Mexican individuals dedicated to shipping or Mexican shipping companies; (ii) establishes mechanisms and procedures for the resolution of maritime controversies or disputes and (iii) in general terms, is protective of the Mexican shipping industry. Nevertheless, there can be no assurance that the percentage of Mexican-flagged vessels operating in Mexico will continue to increase in the future.

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

Mexican Energy Reforms

On December 12, 2013, the Mexican Government passed legislation amending articles 25, 27 and 28 of the Mexican Constitution (Constitución Política de los Estados Unidos Mexicanos) and providing 21 transitional articles to establish the legal framework for reforming the Mexican energy sector. The reforms aim to modernize the Mexican energy sector and increase private investment by, inter alia:

•	providing for PEMEX and CFE to become state-owned, for-profit companies (empresas productivas del estado) within the next 2 years;

•	establishing a contractual regime to allow the Ministry of Energy (Secretaría de Energía or SENER), with the technical assistance of the new National Hydrocarbons Comission (Comisión Nacional de Hidrocarburos or CNH), to award to PEMEX and private entities the right to participate in upstream oil and gas operations through the use of service contracts, profit-sharing agreements, production sharing agreements and license agreements, with the Ministry of Energy authorized to determine the best contractual form in each case so as to maximize revenue to the Mexican Government;

•	allowing private entities that have entered into a contract with PEMEX or the Mexican Government to report, for accounting and financial purposes, the awarding of the contract, the related oil and gas reserves and the contract’s forecasted benefits, provided the private entities affirm that all oil and gas within the subsoil remains the property of Mexico;

•	requiring PEMEX to participate in a “round zero” and submit to SENER for consideration a list of the areas where it intends to continue conducting exploration or production operations pursuant to the new contractual regime, establish that it has the technical, financial and execution capabilities needed to explore for and develop the oil and gas from those areas in an efficient and competitive manner, and provide a work program and budget for those areas;

•	allowing PEMEX to transfer its rights to explore for and develop oil and gas resources to private entities upon application to SENER;

•	allowing the Energy Regulatory Comission (Comisión Reguladora de Energia) to grant permits for the storage, transport and distribution of oil and gas through pipelines as well as for the generation and commercializationi of electricity;

•	creating the Mexican Petroleum Fund for Stabilization and Development (Fondo Mexicano del Petróleo para la Estabilización y el Desarollo) to act as a government trust fund for the collection and administration of income received by the Mexican Government from contracts with PEMEX and private entities; and

•	creating the National Agency of Industrial Security and Environmental Protection of the Hydrocarbon Sector (Agencia Nacional de Seguridad Industrial y de Proteccion al Medio Ambiente del Sector de Hidrocarburos) to regulate and supervise matters concerning operational security and environmental protection in the oil and gas industry.

As the Mexican Congress works to develop the detailed legal framework to implementing the reforms, PEMEX will commence the process of requesting approval from the Ministry of Energy and the National Hydrocarbon Commission to maintain control of certain areas where it has been engaged in exploration and production. After those entities determine PEMEX’s “round zero” lease allocation, PEMEX will then determine whether to exploit those areas alone or in partnership with private investors. At the same time, the Ministry of Energy and the CNH, possibly with assistance from international companies, will conduct surveys to assess Mexico’s potential resources, particularly in deep water. Those entities will then work with the Ministry of Finance to determine what types of contracts to issue and under what terms, with the first bids likely to be held in 2016.

We are continuing to analyze the scope and implications of the recent energy sector reforms on our business. We cannot predict the full impact that the reforms will have on our business, financial condition and results of operations once they are fully implemented. Our initial assessment is that the reforms have the potential to significantly increase Mexican oil and gas production in the coming years. Although there is no guarantee that these reforms will produce such an effect, we believe that an increase in Mexican oil and gas production would likely have a positive impact on our business, financial condition and results of operations.

Mexican Tax Reforms

On December 11, 2013, the Mexican Government published in the Official Gazette various federal tax reforms that entered into effect on January 1, 2014. Key aspects of the reforms include:

•	Elimination of the corporate flat tax (IETU) and the tax on cash deposits (IDE);

•	Elimination of the existing fiscal tax consolidation regime. A transition scheme was established for taxpayers that previously operated under this regime and three alternatives have been established to calculate the deferred taxes for these taxpayers until December 31, 2013, which will be paid through partial payments made over the following five years;

•	Establishment of a new optional tax integration regime for groups of companies that meet certain conditions similar to those used under the former fiscal consolidation regime. The new optional tax integration regime requires an equity ownership of at least 80% for qualifying subsidiaries and would allow groups of companies to defer the annual tax payment for these subsidiaries for up to 3 years. Under this regime, Grupo TMM would not be permitted to incorporate tax losses from previous years generated by our subsidiaries, but would be permitted to incorporate tax losses generated as of January 1, 2014;

•	Introduction of a new 10% withholding tax on dividends and/or distributions of earnings generated in 2014 and later years;

•	Elimination of the exemption on gains from the sale of shares traded on the Mexican Stock Exchange or through a stock exchange recognized under applicable Mexican tax law. The gain will be taxable at the rate of 10% and will be withheld by the financial intermediary. Transferors that are residents of a country with which Mexico has entered into a tax treaty for the avoidance of double taxation may be exempt. See “Item 10. Additional Information—United States Federal Income and Mexican Federal Taxation —Certain Mexican Federal Tax Consequences.”

•	Cancellation of scheduled decreases to the corporate income tax rate that would have decreased the rate from its current 30% in 2013 to 29% in 2014 and 28% in 2015;

•	Payments to resident or non-resident related parties are nondeductible when these are also deducted by the related party, except when the related party also regards the income as taxable in the same tax year or in the following year. Generally, payments made to non-residents located in a low tax jurisdiction will not be deductible unless they are carried out on an arm’s-length basis; and

•	Tax deductions on exempt payments to employees are limited to 47% of the exempt payments, subject to a potential increase to 53% where the exempt payments are not lower than the payments made to employees in the previous year.

On February 13, 2014, we filed an indirect writ of relief (amparo) challenging the constitutionality of various provisions of the tax reforms related to the elimination of the existing fiscal consolidation regime. As we await the outcome of the constitutional challenge, we are continuing to analyze the scope and implications of the recent tax reforms on our business. We cannot predict the full impact that the reforms will have on our business, financial condition and results of upon implementation, including the effect on our business of higher payroll taxes and higher costs due to additional compliance measures. Our initial assessments indicate that the changes will increase our income tax base in the coming years, primarily as a result of the new limitations on tax deductions. In addition, we cannot predict the indirect impact that this legislation could have on our customers and shareholders. It is possible that our shareholders may be required to pay more taxes than they would have paid prior to the implementation of the recent tax reforms.

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

We could have liability with respect to contamination at our former U.S. facilities or third-party facilities in the United States where we have sent hazardous substances or wastes under the U.S. Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA” or “Superfund”) and comparable state laws (known as state Superfund laws). CERCLA and the state Superfund laws impose joint and several liability for the cost of investigation and remediation, natural resources damages, certain health studies and related costs, without regard to fault or the legality of the original conduct, on certain classes of persons with respect to releases into the environment of certain substances. These persons, commonly called “potentially responsible parties” or “PRPs” include the current and certain prior owners or operators of a facility and persons that arranged for the disposal or treatment of certain substances at a facility where a release has or could occur. In addition, other potentially responsible parties, adjacent landowners or other third parties may initiate cost recovery actions or toxic tort litigation against PRPs under CERCLA, state Superfund laws or state common law.

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

Insurance

Our business is affected by a number of risks, including mechanical failure of vessels and other transportation equipment, collisions, property loss of vessels and other transportation equipment, piracy, cargo loss or damage, as well as business interruption due to political circumstances in Mexico and in foreign countries, hostilities and labor strikes. In addition, the operation of any oceangoing vessel is subject to the inherent possibility of catastrophic marine disaster, including oil spills and other environmental accidents, and the liabilities arising from owning and operating vessels in international trade.

We maintain insurance to cover the risk of partial or total loss of or damage to all of our assets, including, but not limited to, harbor and seagoing vessels, port facilities, port equipment, land facilities and offices. In particular, we maintain marine hull and machinery and war risk insurance on our vessels, which covers the risk of actual or constructive total loss. Additionally, we have protection and indemnity insurance for damage caused by our operations to third persons. With certain exceptions, we do not carry insurance covering the loss of revenue resulting from a downturn in our operations or resulting from vessel off-hire time on certain vessels. In certain instances, and depending on the ratio of insurance claims to insurance premiums paid, we may choose to self-insure our over-the-road equipment following prudent guidelines. We believe that our current insurance coverage is adequate to protect against the accident-related risks involved in the conduct of our business and that we maintain a level of coverage that is consistent with industry practice. However, we cannot assure you that our insurance would be sufficient to cover the cost of damages suffered by us or damages to others, that any particular claim will be paid or that such insurance will continue to be available at commercially reasonable rates in the future. OPA 90, by imposing potentially unlimited liability upon owners, operators and bareboat charters for certain oil pollution accidents in the United States, made liability insurance more expensive for ship-owners and operators.

Organizational Structure

We hold a majority of the voting stock in each of our subsidiaries. The most significant subsidiaries, as of March 31, 2014, include:

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

Property, Plant and Equipment

Our principal executive offices are located in Mexico City, and are currently under lease from March 2006 through March 2021. Our business activities and the business activities of our subsidiaries in the logistics and transportation fields are conducted with both leased and owned equipment, and, in certain instances, through concessions granted to us by the Mexican Government. We were granted the right to operate certain facilities, including certain cruise ship terminals and ports, as part of franchises awarded through the Mexican Government’s privatization activity. We operate facilities, either through leases or with direct ownership interests, in Acapulco, Aguascalientes, Altamira, Ciudad del Carmen, Coatzacoalcos, Cuernavaca, Dos Bocas, Ensenada, Hermosillo, Veracruz, Manzanillo, Mexico City, Monterrey, Nuevo Laredo, Puebla, Querétaro, Tampico, Toluca and Tuxpan. See Item 4. “Information on the Company — Business Overview,” and Notes 8 and 9 to the accompanying Audited Consolidated Financial Statements contained elsewhere herein.

Concession Rights and Related Assets as summarized below:

	Years Ended December 31,
	2013	2012	Estimated Amortization Life (Years)
	(in thousands of Pesos)
API Acapulco	$94,607	$94,607	9
Tugboats in the port of Manzanillo	30,266	30,266	*

	124,873	124,873
Accumulated amortization	(96,491)	(92,706)

Concession rights and related assets—net	$28,382	$32,167

(*)	Fully amortized.

Property, Plant and Equipment are summarized below:

	Years Ended December 31,
	2013	2012	Estimated Total Useful Lives (Years)
	(in thousands of Pesos)
Vessels	$7,030,847	$7,350,720	24
Shipyard	56,300	57,979	39
Drydocks (major vessel repairs)	99,927	107,760	1.5
Buildings and installations	207,251	230,774	19 and 24
Warehousing equipment	18	5,753	9
Computer equipment	488	1,436	2 and 3
Terminal equipment	5,457	7,926	9
Ground transportation equipment	10,853	212,484	3, 4 and 9
Other equipment	8,305	11,989

	$7,419,446	$7,986,821
Land	1,338,414	1,401,551
Construction in progress	295,258	328,281

Total Property, Plant and Equipment—net	$9,053,118	$9,716,653

On January 30, 2012, the Company acquired a shipyard in the port of Tampico for $54.3 million. The shipyard is focused on ship repair and has two floating docks with capacity of 3,000 metric tons.

As of December 31, 2013, 22 offshore vessels, 5 tanker vessels and 5 tugboats have been pledged to secure our obligations under our Trust Certificates program. In addition, 10 properties have been pledged to secure our obligations under our line of credit from Banco Nacional de Comercio Exterior.

The Company has adopted the revaluation model to determine the carrying amounts for one class of its fixed assets (properties), in accordance with IAS 16, “Property, Plant and Equipment.” As a result, in December 2013, the Company recognized a net surplus of $135.4 million from the revaluation of fixed assets as follows: land $104.5 million and buildings and facilities $30.9 million. See Note 3.8 to the accompanying Audited Consolidated Financial Statements contained elsewhere herein.

As of July 2013, Grupo TMM sold 100% of its interest in its truck transportation and haul-away trailers business. See Note 18 to the accompanying Audited Consolidated Financial Statements contained elsewhere herein.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Executive Overview

We generate our revenues and cash flows by providing our customers with value-added multimodal transportation and logistics services, such as warehousing, storage management, ports and terminals operations, cargo handling and logistics support. Our commercial and strategic alliances allow us to market a full range of services in the context of a total supply chain distribution process. Through such alliances, we have been able to benefit not only from synergies, but also from the operational expertise of our alliance partners, enhancing our own competitiveness.

Our operating results are generally affected by a variety of factors, including macroeconomic conditions, fluctuations in exchange rates, operating performance of our business units, changes in applicable regulations and fluctuations in oil prices. The effect of changes in these factors impacts our revenues and operating results.

Over the last few years, we have made and continue to make significant changes to our business, including:

•	Expanding our Maritime Operations: We have strengthened and streamlined our Maritime Operations in recent years, developing the business into our most profitable segment. We remain focused on expanding our Maritime Operations to add specialized offshore vessels to our fleet in order to meet market requirements for new generation vessels with higher-rated and deeper-water capabilities. In addition, we have attempted to increase our cabotage services through medium and long-term contracts, and have continued our efforts to add specialized offshore vessels to our fleet in order to satisfy increasing Mexican demand for exploration and distribution services. See Item 4. “Information on the Company — Business Strategy – Expansion of our Maritime Operations.”

•	Acquiring a shipyard in the port of Tampico: In January 2012, we acquired a shipyard in the port of Tampico, Mexico, which provides ship repair services and enables us to provide drydock service to more than 30 vessels per year, of which approximately 23% have been from our own fleet, which has reduced our vessel maintenance and repair costs. In the long term, we expect to have the capacity to be able to build vessels at the shipyard, enabling us to compete to satisfy PEMEX’s expected demand for new offshore vessels. See Item 4. “Information on the Company — Business Strategy – Expansion of our Maritime Operations.”

•	Developing a container terminal and liquids terminal at the port of Tuxpan: We continue to work towards developing a container terminal and a liquids terminal at the port of Tuxpan, Veracruz. The container terminal should help us meet the increasing demand in the Gulf of Mexico resulting from the growth of the Mexican market. The liquids terminal should help us manage current gasoline and diesel imports as well as increased imports which are expected to result from the construction of a pipeline and a berthing position. See Item 4. “Information on the Company — Business Strategy – Development of Container Terminal and Liquids Terminal at the Port of Tuxpan.”

•	Repaying and restructuring our debt: In May 2011, we prepaid in full the remaining US$9.1 million outstanding on our US$200 million Securitization Facility with Deutsche Bank AG, which was established in September 2006 and successfully restructured in December 2009, and restructured and partially prepaid debt related to parcel tankers with DVB Bank. We continue to review and analyze alternatives to refinance our debt to extend the maturity and reduce the interest expense thereof. See Item 4. “Information on the Company — Recent Developments — Mexican Peso-Denominated Trust Certificates Program” and “— Restructuring and Termination of Receivables Securitization Facility; Associated Capital Increase.”

•

Our Trust Certificates Program: On April 30, 2007 we established a Mexican Peso-Denominated Trust Certificates Program for the issuance of trust certificates, which are securities secured by trust assets and denominated in Mexican Pesos, for an aggregate amount of Ps. 9 billion. We closed our first, second, and third issuances of trusts certificates under the program on July 19, 2007, April 30, 2008, and July 1, 2008, respectively, in an amount of Ps. 3 billion, Ps. 1.55 billion, and Ps. 4.39 billion, respectively. Our first issuance was used primarily to refinance existing vessel indebtedness. Our second issuance was primarily used to finance the acquisition of five new and used vessels for an approximate aggregate amount of US$111.4 million. Our third issuance was used to acquire new and used vessels. We closed our fourth issuance of trust certificates under the program on July 29, 2010 in an amount of Ps. 10.5 billion. This issuance was used primarily to repay the previous three issuances, thereby consolidating the debt under the program, and to refinance existing vessel indebtedness. According to this fourth issuance of the program, the Company has the right to capitalize a portion of the accrued interest on the trust certificates during the first five years after issuance. See Item 4. “Information on the Company — Recent Developments — Mexican Peso-Denominated Trust Certificates Program.”

•	Reducing our corporate overhead: Over the last few years, we have significantly reduced our operating costs by reducing our corporate executive headcount from 222 to 97 full-time equivalent positions, through the elimination of redundant functions and the transfer of certain employees to other business areas within the Company. For 2014, no further reductions are contemplated. However, as part of our business strategy, we intend to maintain our corporate expenses at a level no greater than 5% of our revenues.

•	Introducing cost-saving technology: We have developed TMM Plus, an Internet-based information systems platform that integrates logistics services, thereby increasing the efficiency of our logistics operations. The information systems platform supports dedicated logistics contracts and yard management. The systems platform allows our customers to access information regarding the location and status of their cargo via computer. See Item 4. “Information on the Company — Logistics Operations — TMM Plus.”

•	Sale of Certain Subsidiaries: Since 2008, Grupo TMM, in an effort to streamline its operations and reduce operating costs, has sold certain non-strategic subsidiaries and recognized a US$17.7 million gain on the sale of such subsidiaries. On April 20, 2010, Grupo TMM agreed to sell its stockholdings in the companies that comprised Grupo Seglo to its partner for $60 million. On June 30, 2013, we sold our truck transportation and haul-away trailers operation to an unrelated third party for $43.9 million.

Operating Results

The following discussion should be read in conjunction with, and is qualified in its entirety by reference to our Financial Statements and the notes thereto appearing elsewhere in this Annual Report. Our Financial Statements have been prepared in accordance with IFRS, which differ in certain respects from U.S. GAAP.

General

Set forth below is a summary of the results of operations:

	Year Ended December 31,
	2013	2012	2011
	(in millions of Pesos)
Consolidated Transportation Revenues
Maritime Operations	$2,455.3	$2,188.8	$2,133.4
Ports and Terminals Operations	113.4	101.2	123.7
Logistics Operations	219.2	249.7	210.5
Other business(*)	50.6	52.5	46.7

Total	$2,838.5	$2,592.2	$2,514.3

Income on Transportation
Maritime Operations	$517.8	$442.9	$518.9
Ports and Terminals Operations	0.2	(3.8)	27.8
Logistics Operations	40.7	58.6	38.8
Shared corporate costs	(205.4)	(185.2)	(199.3)

Total	$353.3	$312.5	$386.2

(*)	Represents certain new businesses which are in development.

Fiscal Year ended December 31, 2013 Compared to Fiscal Year ended December 31, 2012

Revenues from operations for the year ended December 31, 2013 were $2,838.5 million compared to $2,592.2 million for the year ended December 31, 2012.

	Consolidated Transportation Revenues (in millions of Pesos) Years Ended December 31,
	2013	% of Net Revenues	2012	% of Net Revenues	Y2013 vs. Y2012 % Change
Ports and Terminals Operations	$113.4	4.0%	$101.2	3.9%	12.1%
Maritime Operations	2,455.3	86.5%	2,188.8	84.5%	12.2%
Logistics Operations	219.2	7.7%	249.7	9.6%	(12.2)%
Other business(*)	50.6	1.8%	52.5	2.0%	(3.6)%

Total	$2,838.5	100.0%	$2,592.2	100.0%	9.5%

(*)	Represents certain new businesses which are in development.

Ports and Terminals Operations

Ports and Terminals Operations’ revenues increased 12.1% to $113.4 million for the year ended December 31, 2013 compared to $101.2 million for the year ended December 31, 2012, and accounted for 4.0% of total net revenues. This increase is mainly due to increased volumes in the port of Tuxpan, where volume increased to 206,000 ton in 2013 from 53,000 tons in 2012, due to a major movement of mineral bulk (rocks) shipped in this port. The increase was partially offset by a decrease in volumes in the automotive segment in Acapulco (76,557 in 2013 vs. 89,187 in 2012), which is a result of changes in the units exported to Asia, and by a reduction of revenue at shipping agencies due to lower volumes.

Maritime Operations

Maritime Operations’ revenues increased 12.2% to $2,455.3 million in 2013 compared to $2,188.8 million in 2012 and accounted for 86.5% of total net revenues. This increase was mainly attributable to an increase in our offshore vessels business due to higher utilization; a 12.6% revenue improvement in our parcel tanker business as a result of operating one additional leased vessel during the first quarter and half of the second quarter of 2013; 20.3% revenue growth in our harbor tugs business due primarily to higher rates for our services at the port of Manzanillo; and a 14.0% revenue increase in our product tanker business due to a higher utilization of the vessels. Additionally, the shipyard business reported 4.9% higher revenue in 2013 compared to 2012, as revenue improved throughout 2013, from $6.9 million in the first quarter, to $9.8 million in the second quarter, to $18.4 million in the third quarter and to $17.8 million in the fourth quarter. The increased revenue in 2013 was primarily attributable to an increase in client demand for higher value services.

Logistics Operations

Logistics Operations’ revenues decreased 12.2% to $219.2 million in 2013 compared to $249.7 million in 2012 and accounted for 7.7% of total net revenues. This decrease was mainly attributable to a revenue loss in the automotive segment due to the loss of a client. The decrease was partially offset by higher revenues in the maintenance and repair segment, which was mainly due to a 6.6% volume increase at the Veracruz facility compared to the 2012.

Income on Transportation

Under IFRS, income on transportation reflects revenues on transportation less operating costs and expenses. References to operating income in this Annual Report refer to income on transportation, plus/minus the effect of other income (expenses) as presented in the Financial Statements included elsewhere in this Annual Report.

Total costs and expenses for the year ended December 31, 2013 increased 9.0% to $2,485.2 million from $2,279.7 million for the year ended December 31, 2012. This increase was mainly attributable to an increase of 7.6%, or $42.8 million, in leases and other rents, an increase of 17.9%, or $57.5 million, in contracted services, an increase of 34.5%, or $53.1 million, in fuels, materials and accessories, an increase of 4.8%, or $30.3 million, in salaries, wages and employee benefits, and an increase of 3.3%, or $18.7 million, in depreciation and amortization. Operating income increased 49.1% to $417.3 million for the year ended December 31, 2013 from an operating income of $279.8 million for the year ended December 31, 2012.

The following table sets forth information concerning the Company’s operating income on transportation by business segment for the years ended December 31, 2013 and 2012, respectively.

	Grupo TMM Operations Income on Transportation (1)(2) (in millions of Pesos) Year Ended December 31,
	2013	2012	Y2013 vs. Y2012 % Change
Ports and Terminals Operations	$0.2	$(3.8)	(105.3)%
Maritime Operations	517.8	442.9	16.9%
Logistics Operations	40.7	58.6	(30.5)%
Shared Corporate Costs	(205.4)	(185.2)	(10.9)%

Total	$353.3	$312.5	13.1%

(1)	Operating results are reported as Income on Transportation in our Financial Statements included elsewhere in this Annual Report.
(2)	To better reflect Grupo TMM’s corporate costs, the Company modified the presentation of its corporate expenses as of December 31, 2013 and 2012, separating human resources and information technology costs to be allocated to each business unit in accordance with their use. Income on transportation includes the following allocated total administrative costs: In 2013: $22.9 million in Ports and Terminals Operations, $92.4 million in Maritime Operations, $12.2 in Logistics Operations and $196.9 in shared corporate costs. In 2012: $23.6 million in Ports and Terminals Operations, $92.3 million in Maritime Operations, $10.3 in Logistics Operations and $172.0 in shared corporate costs.

Ports and Terminals Operations

Ports and Terminals Operations’ operating income for the year ended December 31, 2013 increased to $0.3 million compared to a loss $3.8 million for the year ended December 31, 2012, after deducting $35.1 million of administrative costs in 2013 compared to $35.7 million of such costs in 2012. This increase is mainly due to increased volumes in the port of Tuxpan, where volume increased to 206,000 tons in 2013 from 53,000 tons in 2012, due to a major movement of mineral bulk (rocks) shipped in this port. The increase was partially offset by a decrease in volumes in the automotive segment in Acapulco (76,557 units in 2013 vs. 89,187 units in 2012), which is a result of a decrease in the number of units exported to Asia, as well as by a reduction of revenue at shipping agencies due to lower volumes.

Maritime Operations

Maritime Operations’ operating income for the year ended December 31, 2013 increase to $517.8 million compared to $442.9 million for the year ended December 31, 2012, after deducting $92.3 million of administrative costs in both 2013 and 2012. This increase was mainly attributable to an increase in our offshore vessels business due to higher utilization; a 12.6% revenue improvement in our parcel tanker business as a result of operating one additional leased vessel during the first quarter and half of the second quarter of 2013; 20.3% revenue growth in our harbor tugs business due to an improved revenue mix; and a 14.0% revenue increase in our product tanker business due to a higher utilization of the vessels. Additionally, the shipyard business reported 4.9% higher revenue in 2013 compared to 2012, as revenue improved throughout 2013, from $6.9 million in the first quarter, to $9.8 million in the second quarter, to $18.4 million in the third quarter and to $17.8 million in the fourth quarter.

Logistics Operations

Logistics Operations operating income for the year ended December 31, 2013 decreased to $40.6 million, compared to $58.6 million for the year ended December 31, 2012. This decrease was mainly attributable to an operating loss in the automotive business due to the loss of a client. The decrease was partially offset by higher operating income at the maintenance and repair segment, which was mainly due to a 6.6% increase in volume at the Veracruz facility compared to 2012.

Net Financing Cost

	(in millions of Pesos) Year Ended December 31,
	2013	2012	Y2013 vs. Y2012 % Change
Interest income	$37.9	49.6	(23.6)%

Interest expense
Interest on trust certificates	$764.9	774.9	(1.3)%
Interest on other loans	80.9	82.0	(1.3)%
Interest rate CAP	(4.4)	5.9	(174.6)%
Amortization of trust certificate placement expenses	78.4	79.7	(1.6)%
Amortization of expenses associated with other loans	10.8	10.7	0.9%
Other financial expenses	12.2	28.2	(56.7)%
Subtotal	$942.8	$981.4	(3.9)%

Gain on exchange, net	$4.4	$44.9	(90.2)%

Net financing cost	$900.5	$886.9	1.5%

Net financing cost recognized during the year ended December 31, 2013 was a $900.5 million debit compared to a $886.9 million debit incurred during the year ended December 31, 2012. The net financing cost in 2013 included a net exchange gain of $4.4 million and in 2012 included a net exchange gain of $44.9 million as a result of fluctuations in the relative value of the Peso against the Dollar. Interest expense decreased $38.6 million in 2013. Interest payments on our trust certificates are due semi-annually in February and August. In 2013, we paid approximately $784.9 million of interest on our trust certificates and a principal prepayment of $5.0 million. The variation resulted from the change in functional and reporting currency from Dollars to Pesos, eliminating in 2013 the currency exchange variation resulting from our Peso-denominated debt.

Other Expenses – Net

	(in millions of Pesos) Year Ended December 31,
	2013	2012	Y2013 vs. Y2012 % Change
Other expenses – net	$64.0	$(32.6)	296.0%

Other expenses – net for the year ended December 31, 2013 was $63.9 million and included primarily $42.0 million of taxes recovered, net of expenses, $14.1 million of gain on property adjudication, $9.8 million of cancellation provision and $(13.1) million of reserve for prepayment and arbitration expenses. Other expenses – net for the year ended December 31, 2012 was $26.4 million and included primarily $74.2 million in gain on the purchase of the Tampico shipyard and $100 million of costs related to the resolution of certain tax proceedings. (See Notes 20 and 26(h) to the accompanying Audited Consolidated Financial Statements contained elsewhere herein).

Expenses from Income Taxes

	(in millions of Pesos) Year Ended December 31,
	2013	2012	Y2013 vs. Y2012 % Change
Expenses from income taxes	$4.7	$8.8	(46.6)%

In the year ended December 31, 2013, we incurred a tax expense of $4.7 million compared to $8.8 million for the year ended December 31, 2012. The decrease in 2013 was due primarily to the application of certain tax benefits.

Non-controlling Interest

	(in millions of Pesos) Year Ended December 31,
	2013	2012	Y2013 vs. Y2012 % Change
Non-controlling interest	$5.0	$5.3	(5.7)%

Non-controlling interest decreased to $5.0 million for the year ended December 31, 2013, from $5.3 million for the year ended December 31, 2012.

Net Income (Loss) for the year attributable to stockholders of Grupo TMM

	(in millions of Pesos) Year Ended December 31,
	2013	2012	Y2013 vs. Y2012 % Change
Net Income (Loss) for the year attributable to stockholders of Grupo TMM	$(556.4)	$(786.4)	(29.2)%

In the year ended December 31, 2013, we recognized a net loss of $556.4 million, or $5.4 per Share. In the year ended December 31, 2012, we recognized a net loss of $786.4 million, or $7.6 per Share.

Fiscal Year ended December 31, 2012 Compared to Fiscal Year ended December 31, 2011

Revenues from operations for the year ended December 31, 2012 were $2,592.2 million compared to $2,514.3 million for the year ended December 31, 2011.

	Consolidated Transportation Revenues (in millions of pesos) Years Ended December 31,
	2012	% of Net Revenues	2011	% of Net Revenues	Y2012 vs. Y2011 % Change
Ports and Terminals Operations	$101.2	3.9%	$123.7	4.9%	(18.2)%
Maritime Operations	2,188.8	84.5%	2,133.4	84.9%	2.6%
Logistics Operations	249.7	9.6%	210.5	8.4%	18.6%
Other business(*)	52.5	2.0%	46.7	1.8%	12.5%

Total	$2,592.2	100.0%	$2,514.3	100.0%	3.1%

(*)	Represents certain new businesses which are in the development process.

Ports and Terminals Operations

Ports and Terminals Operations’ revenues decreased 18.2% to $101.2 million for the year ended December 31, 2012 compared to $123.7 million for the year ended December 31, 2011, and accounted for 3.9% of total net revenues. This decrease was mainly due to a decrease in volumes in the cruise segment in Acapulco (9 ship calls in 2012 vs. 81 ship calls in 2011), which is a result of changes in Pacific cruise routes to other destinations because of the current security concerns that exist in this port, as well as a reduction of revenue at shipping agencies due to lower volumes.

Maritime Operations

Maritime Operations’ revenues increased 2.6% to $2,188.8 million in 2012 compared to $2,133.4 million in 2011 and accounted for 84.4% of total net revenues. This increase was mainly attributable to an increase in the number of our offshore vessels in operation, productivity and utilization. In addition, revenues from our tugboat business increased due to the provision of tug services to a new Liquefied Natural Gas terminal at Manzanillo in March of 2012 and our purchase of IDN, a company that holds a concession to operate a shipyard in the port of Tampico.

Logistics Operations

Logistics Operations’ revenues increased 18.6% to $249.7 million in 2012 compared to $210.5 million in 2011 and accounted for 9.7% of total net revenues. This increase was mainly attributable to increased revenues in the automotive business at Puebla and Saltillo, and to 5.5% higher revenue in the maintenance and repair segment.

Income on Transportation

Under IFRS, income on transportation reflects revenues on transportation less operating costs and expenses. References to operating income in this Annual Report refer to income on transportation, plus/minus the effect of other income (expenses) as presented in the Financial Statements included elsewhere in this Annual Report.

Total costs and expenses for the year ended December 31, 2012 increased 7.1% to $2,279.7 million from $2,128.0 million for the year ended December 31, 2011. This increase was mainly attributable to an increase of 3.2%, or $17.4 million, in leases and other rents, an increase of 34.3%, or $39.3 million, in contracted services, an increase of 12.0%, or $68.2 million, in salaries, wages and employee benefits, and an increase of 8.2%, or $43.2 million, in depreciation and amortization. Operating income decreased 15.7% to $279.8 million for the year ended December 31, 2012 from an operating income of $331.8 million for the year ended December 31, 2011.

The following table sets forth information concerning the Company’s operating income on transportation by business segment for the year ended December 31, 2012.

	Grupo TMM Operations Income on Transportation (1)(2) (in millions of Pesos) Year Ended December 31,
	2012	2011	Y2012 vs. Y2011 % Change
Ports and Terminals Operations	$(3.8)	$27.8	(113.6)%
Maritime Operations	442.9	518.9	(14.6)%
Logistics Operations	58.6	38.9	51.0%
Shared Corporate Costs	(185.2)	(199.3)	(7.0)%

Total	$312.5	$386.3	(19.1)%

(1)	Operating results are reported as Income on Transportation in our Financial Statements included elsewhere in this Annual Report.
(2)	To better reflect Grupo TMM’s corporate costs, the Company modified the presentation of its corporate expenses as of December 31, 2012 and 2011, separating human resources and information technology costs to be allocated to each business unit in accordance with their use. Income on transportation includes the following allocated total administrative costs: In 2012: $23.6 million in Ports and Terminals Operations, $92.3 million in Maritime Operations, $10.3 in Logistics Operations and $172.0 in shared corporate costs. In 2011: $22.4 million in Ports and Terminals Operations, $84.5 million in Maritime Operations, $12.3 million in Logistics Operations and $186.4 million in shared corporate costs.

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

Maritime Operations

Maritime Operations’ operating income for the year ended December 31, 2012 decreased to $442.9 million, after deducting $92.3 million of administrative costs, compared to $518.9 million, after deducting $85.0 million of administrative costs, for the year ended December 31, 2011. This decrease was mainly due to decreased revenue in the product tanker business, the fact that one tanker was unused throughout the second half of 2012, and costs associated with one time-chartered offshore vessel.

Logistics Operations

Logistics Operations incurred operating income for the year ended December 31, 2012 of $249.7 million, after deducting $1.8 million of administrative costs, compared to operating income of $210.5 million, after deducting $12.3 million of administrative costs, for the year ended December 31, 2011. Operating income in 2012 increased slightly due to a 24.8% increase in volumes and rates in the automotive segment compared with 2011.

Net Financing Cost

	(in millions of Pesos) Year Ended December 31,
	2012	2011	Y2012 vs. Y2011 % Change
Interest Income	$49.6	43.8	13.2%

Interest expense
Interest on trust certificates	$774.9	775.9	(0.1)%
Interest on other loans	82.0	78.0	5.1%
Interest rate CAP	5.9	9.0	34.4%
Amortization of trust certificate placement expenses	79.7	90.8	(12.2)%
Amortization of expenses associated with other loans	10.7	70.3	(84.8)%
Other financial expenses	28.2	14.3	(98.4)%
Subtotal	$981.4	$1,038.3	(5.5)%

Gain on exchange, net	$44.9	$1,160.1	(96.1)%

Net financing cost	$886.9	$(165.6)	635.6%

Net financing cost recognized during the year ended December 31, 2012 was a $896.8 million debit compared to a $165.6 million credit incurred during the year ended December 31, 2011. The net financing cost in 2012 included a net exchange gain of $44.9 million and in 2011 included a net exchange gain of $1,160.1 million as a result of fluctuations in the relative value of the Peso against the Dollar. Interest expense decreased $56.9 million in 2012. Interest payments on our trust certificates are due semi-annually in February and August. In 2012, we paid approximately $540.7 million of interest on our trust certificates and a principal prepayment of $15.4 million. The variation resulted from the change in functional and reporting currency from Dollars to Pesos, eliminating in 2012 the currency exchange variation resulting from our Peso-denominated debt.

Other Expenses – Net

	(in millions of Pesos) Year Ended December 31,
	2012	2011	Y2012 vs. Y2011 % Change
Other expenses – net	$(32.6)	$(54.5)	40.2%

Other expenses – net for the year ended December 31, 2012 was $26.4 million and included primarily $74.2 million in gain on the purchase of the Tampico shipyard and $100 million of costs related to the resolution of certain tax proceedings. Other expenses – net for the year ended December 31, 2011 was $175.3 million and included primarily $83.6 million in reserves for prepayment and arbitration expenses. (See Notes 20 and 26(h) to the accompanying Audited Consolidated Financial Statements contained elsewhere herein).

Expenses from Income Taxes

	(in millions of Pesos) Year Ended December 31,
	2012	2011	Y2012 vs. Y2011 % Change
Expenses from income taxes	$8.8	$12.0	(26.7)%

In the year ended December 31, 2012, we incurred a tax expense of $8.8 million compared to $12.0 million for the year ended December 31, 2011. The decrease in 2012 was due primarily to the application of certain tax benefits.

Non-controlling Interest

	(in millions of Pesos) Year Ended December 31,
	2012	2011	Y2012 vs. Y2011 % Change
Non-controlling interest	$5.3	$12.5	(57.6)%

Non-controlling interest decreased to $5.3 million for the year ended December 31, 2012, from $12.5 million for the year ended December 31, 2011. This decrease is due to a decrease in net income for the year from companies in which we hold a non-controlling interest.

Net Income (Loss) for the year attributable to stockholders of Grupo TMM

	(in millions of Pesos) Year Ended December 31,
	2012	2011	Y2012 vs. Y2011 % Change
Net Income (Loss) for the year attributable to stockholders of Grupo TMM	$(786.4)	$179.0	(539.3)%

In the year ended December 31, 2012, we recognized a net loss of $786.4 million, or $7.6 per Share. In the year ended December 31, 2011, we recognized net income of $179.0 million, or $1.9 per Share.

Critical Accounting Policies

Our Financial Statements have been prepared in accordance with the IFRS as issued by the IASB.

We have identified certain key accounting policies on which our financial condition and results of operations are dependent. These key accounting policies most often involve complex matters, may be based on estimates and involve a significant amount of judgment. In the opinion of our management, our critical accounting policies under IFRS are those related to revenue recognition, translation to a foreign currency, deferred income taxes, labor obligations and impairment of long-lived assets. For a full description of all of our accounting policies. See Note 3 to the accompanying Audited Consolidated Financial Statements contained elsewhere herein.

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

Translation of Foreign Currency. As of December 31, 2013 and 2012, the operating and reporting currency is the Mexican peso. As of January 1, 2012, the Company decided to change its functional and reporting currency from US dollars to Mexican pesos because the Mexican peso is the currency of the primary economic environment in which Grupo TMM operates. The procedures for translating the functional currency were applied prospectively as of said date, as follows:

•	All asset and liability lines for the statement of financial position for 2011 were translated to the new functional currency using the exchange rate of $13.9476 Mexican pesos per US dollar.

•	In the case of non-monetary lines, the amounts were translated on this date based on their corresponding historic costs.

•	The revenue and costs contained in each consolidated statement of operations and comprehensive income were translated using the exchange rates in effect for the transaction dates.

•	All resulting exchange differences were reported in the comprehensive income as part of the “Translation balance”.

•	The translation effect in 2012 of the non-monetary lines originated in pesos (fixed assets, intangible assets, and prepaid expenses) is originated by the difference between the historial original value and the translation of such lines at the exchange rate of 13.9476, when registering such items at its historical value in pesos.

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

Labor obligations. Seniority premiums, to which employees are entitled after 15 years of service and after having retired at the age of 60, and retirement plan benefits obligations, are expensed in the years in which the services are rendered. Other compensation based on length of service to which employees may be entitled in the case of retirement and also dismissals of personnel aged 55 and over, in accordance with the Federal Labor Law, are provided for based on an actuarial computation, in accordance with IAS 19 “Employee Benefits”. As of January 1, 2012, Grupo TMM has decided to voluntarily cancel its accounting policy on the reserve for severance pay resulting from dismissals of personnel under 55 years of age, as this benefit has been withdrawn and as possible future restructuring costs will no longer involve the payment of these benefits on termination of employment. The effects of this change in policy were applied retrospectively. The retrospective effects for 2011 resulted in a charge to operations of $10.0 million, cancellation of a liability for $7.3 million, and a benefit to accrued earnings of $17.3 million; for 2010 they resulted in a charge to operations of $8.1 million, cancellation of a liability for $7.8 million, and a benefit to accrued earnings of $15.8 million.

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

For the years ended December 31, 2013 and 2012, there were no impairment losses as the recoverable values for the long-lived assets were significantly higher than their book values. For the year ended December 31, 2011, an impairment of US$0.9 million (approximately Ps. 11.8 million) was determined with respect to a vessel and an impairment of US$10.4 million (approximately Ps. 135.9 million) was determined with respect to goodwill related to a business, as the recoverable values of the long-lived assets were determined to be lower than their book values. The amounts were determined based on the result of the calculation of the value in use (discounted cash flow). For the year ended December 31, 2010, no losses for impairment were determined as the recoverable values for the long-lived assets were significantly higher than their book values.

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

Discontinued operations

Results for discontinued operations

A discontinued operation is a component of the entity that has been disposed of, or has been classified as held for sale, and:

•	Represents a significant separate line of business or a geographic area of operations;

•	Is part of a specific coordinated plan to dispose of a significant separate line of business; or

•	Is a subsidiary acquired solely for the purpose of sale.

The gains or losses on discontinued operations, including components of gains or losses from previous years are reported as a single amount on the consolidated statement of operations. This amount, which includes the gains or losses after taxes for discontinued operations and the gains or losses after taxes resulting from measuring and disposing of assets classified as held for sale, are discussed in more detail in Note 18 to the accompanying Audited Consolidated Financial Statements contained elsewhere herein.

The disclosures for discontinued operations in the previous year are related to all the operations that have been discontinued as of the close date for the last period reported.

Recent Accounting Pronouncements IFRS

New Standards, Amendments, and Interpretations for Existing Standards That Are Not Yet In Effect and Which Have Not Been Adopted Early by Grupo TMM. At the date of authorization of the Audited Consolidated Financial Statements contained elsewhere herein, certain new standards, amendments, and interpretations for the existing standards have been published by the IASB but are not yet effective, and have not been adopted early by the Company. Management anticipates that all of the relevant pronouncements will be adopted in the first period after the effective date of the pronouncement. Information on new standards, amendments, and interpretations that are expected to be relevant to Grupo TMM’s financial statements is detailed below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s consolidated financial statements.

IFRS 9 Financial Instruments (IFRS 9). The objective of the IASB is to replace IAS 39, Financial Instruments: Recognition and Measuring (IAS 39) with IFRS 9. To date, the chapters that discuss the recognition, classification, measuring, and de-recognition of financial assets and liabilities have been issued. These chapters are applicable for years starting on or after January 1, 2015. The chapters that discuss the methodology for impairment and hedge accounting are still being developed. In addition, in November 2011, the IASB tentatively decided to consider making minimal modifications to the financial asset classification model of IFRS 9 to resolve issues in application. Management has not yet considered the impact of this new standard on the consolidated financial statements for Grupo TMM. However, the Company does not expect to implement IFRS 9 until all its chapters have been released and the full impact of all the changes can be evaluated.

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

i. IFRS 10 Consolidated Financial Statements (IFRS 10)

IFRS 10 replaces IAS 27 Consolidated and Separated Financial Statements (IAS 27) and SIC 12 Consolidation - Special Purpose Entities. IFRS 10 revises the definition of control and provides a more extensive guide for its application. The new requirements have the potential to affect which Grupo TMM interests will be considered subsidiaries and therefore change the scope of consolidation of entities. However, the requirements for the consolidation procedures, the accounting changes for non-controlling interests, and the accounting for the loss of control in a subsidiary remain the same. Management’s preliminary assessment is that IFRS 10 will not change the classification of any of Grupo TMM’s current interests as of December 31, 2013.

ii. IFRS 11 Joint Arrangements (IFRS 11)

IFRS 11 replaces IAS 31 ‘Interests in joint ventures’ (IAS 31). This new standard revises the categories of joint arrangement and the criteria for classification in the categories to more closely align the accounting of investors with the rights and obligations of the joint venture. In addition, the option in IAS 31 to use proportionate consolidation for joint ventures has been eliminated. IFRS 11 now requires the use of the participation method, which is currently used for investments in associates. The Company has no arrangements that would fall under the scope of this standard.

iii. IFRS 12 ‘Disclosure of Interests in Other Entities’ (IFRS 12)

IFRS 12 contains, and makes consistent, the disclosure requirements for the different types of investments, including unconsolidated structured entities. It introduces a new disclosure requirement for the risks to which the Company is exposed in terms of its involvement with structured entities.

iv. Consequential Amendment to IAS 27 ‘Separate Financial Statements’ (IAS 27) and IAS 28 ‘Investments in Associates and Joint Ventures’ (IAS 28)

IAS 27 only covers consolidated financial statements. IAS 28 includes investments in joint ventures under its scope. However, the participation method of IAS 28 remains unchanged.

IFRS 13 ‘Fair Value Measurement’ (IFRS 13). IFRS 13 clarifies the definition of fair value and provides a guide with improved disclosures regarding the measuring of fair value. This does not affect which lines are required to be measured at fair value. The scope of IFRS 13 is broad and applies to both financial lines and non-financial lines for which other IFRS require or permit fair valure measures or disclosures on fair value measures, except in certain circumstances. IFRS 13 applies prospectively for years starting on or after January 1, 2013. Its disclosure requirements do not need to be applied to the comparative information for the first year of its application.

Changes to IAS 19 ‘Employee benefits’ (IAS 19 Amendments). The IAS 19 Amendments include a number of improvements planned. The most significant refers to defined benefit plans, including:

•	Eliminating the “corridor method”, and thus requiring entities to recognize the re-meaurements (including actuarial profits and losses) incurred for the period reported in other comprehensive income;

•	Changing the measuring and reporting of certain components of the defined benefit cost. The net amount in operations is affected by the exclusion of the components of the expected performance of the plan assets and the interest expense, which are replaced with the net expense/income from interests on the net liability/asset of the defined benefits; and

•	Improving disclosure requirements, including information on the characteristics of the defined benefit plans and the risks to which entities are exposed through participation in these.

The IAS 19 Amendments apply for years starting on or after January 1, 2013 and their effects are to be applied retroactively. The IAS 19 Amendments have not had a material impact on the consolidated financial statements of Grupo TMM and required no retroactive application, as our actuarial profits and losses were already being recognized in other comprehensive income lines.

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

In addition, the Company notes that its financial statements present its debt obligations on a consolidated basis; however 98.7% of the Company’s debt is held directly by its subsidiaries, each of which services its own debt out of its operating income. Management believes that these factors will enable the Company to remain current in its debt repayments notwithstanding the Mexican Law restriction on the distribution of profits by subsidiaries described below.

As of December 31, 2013, the respective debt obligations of each of the Company’s subsidiaries were as follows:

(in millions of Pesos)
TMM División Marítima, S. A. de C. V.	$10,106.2
TMM Parcel Tankers, S.A. de C.V.	319.1
Transportación Maritima Mexicana, S.A. de C.V.	240.6
Proserpec, S.A.P.I de C.V.	83.0
Grupo TMM, S.A.B.	134.0
TMM Logistics, S.A de C.V.	7.7

Total	$10,890.6

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

As of March 31, 2014, Grupo TMM’s total debt amounted to $10,684.8 million, which includes $9,699.5 million under our Mexican Peso-Denominated Trust Certificates Program and $900.9 million of bank debt owed to several different banks; of this debt, $556.3 million is short-term debt, and $10,128.5 million is long-term debt. Under IFRS, transaction costs in connection with financings are required to be accounted for as debt.

As of December 31, 2013 and March 31, 2014, we were in compliance with all of the restrictive covenants contained in our financing agreements, except as described in footnote 2 to “Other financing” at Note 15 to the accompanying Audited Consolidated Financial Statements contained elsewhere herein.

As of December 31, 2013, Grupo TMM’s total debt amounted to $10,890.7 million, which includes $9,880.2 million under our Mexican Peso-Denominated Trust Certificates Program, and $928.7 million of bank debt owed to several different banks; of this debt, $636.6 million was short-term debt, and $10,254.1 million was long-term debt.

Our total shareholders’ equity in 2013, including non-controlling interest in consolidated subsidiaries, was $201.0 million, resulting in a debt-to-equity ratio of 54.2.

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

On January 9, 2008, Grupo TMM (through its subsidiary TMM Remolcadores, S. A. de C. V.) entered into a financing agreement for the acquisition of two tugboats in the amount of US$11.9 million (approximately $155.5 million) (85% of the vessels’ purchase price) with a term of seven years, at a fixed rate of 6.35% with quarterly payments of principal and interest. This financing facility was fully prepaid on July 29, 2010 with proceeds from the fourth issuance under our Trust Certificates Program.

On January 11, 2008, in order to refinance the acquisition of ADEMSA, Grupo TMM closed a financing agreement in the amount of US$8.5 million (approximately $111.1 million) with a term of seven years, at a fixed rate of 8.01% with semi-annual payments of principal starting on January 2010 and semi-annual interests payments. The Company continues to negotiate with the bank to restructure the amortization schedule, in order to get better cash flow conditions.

On January 24, 2008, through its subsidiary TMM Flota Marítima, S. A. de C. V., Grupo TMM obtained a financing facility of up to US$100 million (approximately $1,306.5 million) for the acquisition and construction of vessels to be delivered from 2008 through 2010. The financing facility was used for the acquisition of one supply vessel for US$32.8 million (approximately $428.5 million) (90% of the purchase price) for a term of seven years. The facility included two kinds of loans, the senior loan of US$27.4 million (approximately $358.0 million) at variable rate of Libor +185 basis points and the junior loan of US$5.4 million (approximately $70.6 million) at variable rate of Libor + 400 basis points, with monthly payments of principal and interest. Both loans were fully prepaid on April 30, 2008 with the proceeds of the second issuance of the Trust Certificates Program.

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

On July 1, 2008, Grupo TMM issued securities under the third tranche of its Trust Certificates Program for $4.39 billion, at Mexico’s interbank equilibrium interest rate, TIIE, plus 219 basis points. The proceeds from the third tranche of this program were used to acquire additional offshore vessels, to fund required cash reserves and to pay issuance-related expenses.

In June 2009, Grupo TMM (through its subsidiary TMM División Marítima, S.A. de C.V.) obtained a line of credit in dollars for working capital and/or current accounts for US$25.0 million (approximately $326.6 million) at a variable rate, maturing in June 2015. See “—Other Debt.”

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

On May 13, 2011, the Company entered into an agreement with Deutsche Bank AG London pursuant to which the Company repurchased all of the certificates held by Deutsche Bank AG London for a total of US$9.1 million (approximately $118.9 million), and all of the certificates were subsequently cancelled concurrently with the cancellation of the subordinated trust certificates held by VEX. The Company formally terminated the facility effective June 30, 2011. See Item 4. “Information on the Company — Recent Developments — Restructuring and Termination of Receivables Securitization Facility; Associated Capital Increase.”

In November 2013, Grupo TMM (through its subsidiary Transportación Marítima Mexicana, S.A. de C.V.) obtained a line of credit in US dollars of up to US$10.8 million (approximately $141.1 million) to finance the acquisition of the vessel “Subsea 88” through a capital lease at a fixed rate with monthly principal and interest payments. See “—Capital Leases” below.

As of March 31, 2014, we had net working capital (current assets less current liabilities) of $352.7 million. We had net working capital of $428.6 million, $445.4 million and $735.0 million as of December 31, 2013, December 31, 2012, and December 31, 2011, respectively. The decrease in net working capital from December 31, 2012 to December 31, 2013 was primarily attributable to a decrease of $91.4 million in cash and cash equivalents and $60.4 million in accounts payable.

Information on Cash Flows

Summary cash flow data for the years ended December 31, 2013, 2012 and 2011 is as follows:

	Years Ended December 31,
	2013	2012	2011
	(in thousands of Pesos)
Operating activities	984,945	916,563	890,503
Investing activities	(208,686)	(344,795)	(218,446)
Financing activities	(868,085)	(570,006)	(1,267,971)
Currency exchange effect on cash	430	(12,691)	(150,868)

Net decrease in cash and cash equivalents	(91,396)	(10,929)	(746,782)
Cash and cash equivalents at beginning of year	496,680	507,609	1,254,391

Cash and cash equivalents at end of year	$405,284	$496,680	$507,609

For the year ended December 31, 2013, the Company’s consolidated cash position decreased by $91,396 million from the year ended December 31, 2012. This decrease was mainly attributable to a $868.1 million payment of debt under the Trust Certificates Program and others loans, $208.7 million of investments in fixed assets.

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

Our Cash Flows from Operating Activities

Net cash flows provided by operating activities amounted to $984.9 million in the year ended December 31, 2013 compared to $916.6 million in the year ended December 31, 2012. This increase was mainly attributable to an increase in revenue at our Maritime Operations, which improved 12.2% due mainly to: a 10.7% revenue increase at our offshore vessels business due to higher utilization; a 12.6% revenue increase at our chemical tankers business as a result of operating one additional leased vessel during the first quarter and half of the second quarter of 2013; a 20.3% increase in revenue at our harbor tugs business due to an improved revenue mix; and a 14.0% revenue increase at our product tanker business due to a higher utilization of the vessels. Additionally, our shipyard business reported 4.9% higher revenue in 2013 compared to 2012.

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

The following table summarizes cash flows from operating activities for the periods indicated:

	Years Ended December 31,
	2013	2012	2011
	(in thousands of Pesos)
Income (Loss) before results of discontinued operations	$(487,939)	$(615,836)	$485,361
Depreciation and amortization and other amortization	670,439	675,360	663,308
(Provision) benefit for income taxes	4,687	8,783	41,060
Gain on sale of fixed assets—net	(9,240)	(12,344)	(6,189)
Sale of subsidiaries	(8,078)	(74,245)	—
Gain on adjudication of property	(14,063)	—	—
(Increase) decrease in restricted cash	102,622	(24,273)	80,519
Provision for interests on debt	845,723	850,919	852,795
Gain from exchange differences	(1,277)	(38,078)	(1,158,423)
Total changes in operating assets and liabilities	(117,929)	146,277	(67,928)

Net cash provided by (used in) operating activities	$984,945	$916,563	$890,503

Our Cash Flows from Investing Activities

Net cash used in investing activities for the year ended December 31, 2013 was $208.7 million, which included $290.8 million for the acquisition of vessels and operating equipment, which was partially offset by the sale of operating equipment and discontinued business for $43.9 million. Net cash used in investing activities for the year ended December 31, 2012 was $344.8 million, which included $351.2 million for the acquisition of vessels and operating equipment and $54.3 million for acquisition of subsidiaries, which was partially offset by the sale of operating equipment for $60.7 million. Net cash used in investing activities for the year ended December 31, 2011 was $218.4 million, which included $191.1 million for the acquisition of vessels and operating equipment, which was partially offset by the sale of operating equipment for $47.5 million.

See “— Capital Expenditures and Divestitures” below for further details of capital expenditures and divestitures relating to the years ended December 31, 2013, 2012 and 2011, respectively.

Our Cash Flows from Financing Activities

For the year ended December 31, 2013, cash used by financing activities amounted to $868.1 million, which resulted primarily from the payment of debt under the Securitization Facility, our Trust Certificates Program and others loans.

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

Business Plan

Our business plan is to grow and strengthen our financial position through a new strategy that empowers the expansion of our operations through multiple projects and objectives. These projects seek to combine the elements that can enable us to capture the growth opportunities that the recent Mexican Energy and Tax Reforms are expected to generate, with the ultimate goal of generating value for our shareholders.

Maritime Operations. In order to increase the value of our Maritime Operations division, we are working on alternatives that allow us to exchange debt for equity in order to reduce our liabilities and grow with cash generated from operations; additionally we are seeking to exploit the division’s operating capabilities to develop the business of operating assets owned by third parties. We intend to form a more robust and integrated stand-alone company by grouping all maritime business subsidiaries into TMM Division Maritima, including, given their relationship with the maritime industry, the existing businesses of Container Repair and Maintenance and Shipping Agencies. We have also started a 10-day cabotage service of containerized cargo between the pacific ports of Manzanillo, Mazatlan and Guaymas. With the above, we intend to define ourselves as a shipping company focused on Mexico with special attention to the energy sector.

Ports and Terminals Operations. We continue to work with potential investors on the development of a container terminal and a liquids terminal in the port of Tuxpan, Veracruz. Once the construction of the Mexico-Tuxpan highway is completed, the port of Tuxpan will be the closest port to Mexico City and the central Mexican states, which represent over 50% of Mexico’s GDP, enabling it to service the existing and growing demand of foreign trade via the Gulf of Mexico. Also and as part of our plan to extend our ports operations, we are in the final phase of a joint venture for the complete supply chain (extraction, storage , land and sea transportation) of an edible and concentrated liquids terminal in the port of Tuxpan, Veracruz, with the initial products to consist of frozen and concentrated orange juice. The project includes two stages, the first of which will involve TMM operating the terminal to further add vessels operations. Regarding our operation at Acapulco, we are seeking to collaborate with the respective authorities in order to generate additional cruise activity.

Logistics Operations. We are looking to develop the automotive and food logistics market in all areas with emphasis on the “just in sequence”, store, subassemblies and management of cars and container yards through a partnership with an international technology operator.

Corporate Expenses. We expect to optimize the size of our corporate staff by allocating the administrative, accounting, finance and human resources functions directly to the operating divisions that result following the implementation of the plans described above.

Our Ability to Continue as a Going Concern

Our Financial Statements for the year ended December 31, 2013 includes an explanatory note describing the existence of substantial doubt about our ability to continue as a “going concern.” Such note observes that (i) the continuation of the Company as an ongoing business depends on our compliance with our financial obligations on a regular basis, (ii) to be successful in our new investments we need to increase our fleet of vessels and take into consideration the requirements of PEMEX and our other clients and (iii) the Financial Statements do not include any adjustment over the assets or liabilities that could be necessary if the company is not able to continue as an ongoing business.

The maritime business has been improving in its performance in recent years, becoming more efficient with the same level of income, consolidating as our most profitable business. In addition, Company management continues to work on the implementation of the five-year growth plan, which includes the following projects and their current status:

Short Term Projects

In the third quarter of 2013, we sold our ground transportation and autotransporter business, which did not generate the results expected. With this sale, we expect that the operating results of our logistics operations will improve as we focus our efforts on our more profitable businesses.

Medium Term Projects

We plan to develop a container terminal and a liquids terminal at the port of Tuxpan, Veracruz. The container terminal will offer service to the growing demand in the Gulf of Mexico, taking advantage of the growth of the Mexican market. The objective of the liquids terminal will be to manage both current imports and also the expected increase in the importation of gasoline and diesel, through the construction of a pipeline and a berthing position. This terminal is expected to start operations at the beginning of 2016 as only the completion of the Mexico City-Tuxpan highway remains pending. Construction of the highway has been delayed due to problems with the land. These terminals are expected to contribute a significant portion of the expected revenue.

We are also considering expanding our fleet of supplier ships with specialized vessels to capitalize on the growing demand for deep water exploration in Mexico.

In accordance with our business plan, in 2013 we started to purchase additional vessels, and will continue to do so during 2014 until we add a total of nine vessels; seven of which will be under 10-year financial leasing at 15%, one under time charter (crew and costs at the expense of the leaseholder) and the other under bareboat charter (crew and costs at the expense of the lessor).

We will commence a new cabotage business segment in the Pacific in 2014, which will start with a chartered vessel until optimal levels are reached to justify the acquisition of a vessel.

We anticipate that the successful implementation of these projects in the medium term will allow us to grow with high return assets and operations, significantly improving our capital structure and generating increased value for our stockholders. The implementation of these medium term projects will be funded by a combination of capital and debt.

In addition, we have commenced a study to improve our debt profile in order to reduce our financing costs and improve the flows available for investment. As part of this effort, we have elected to capitalize approximately 40% of the interest payable under our Trust Certificates Program and allocate the available funds to our vessel expansion program.

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

Capital Expenditures and Divestitures

The following tables set forth our principal capital expenditures and divestitures during the last three years:

Our Principal Capital Expenditures for the Last Three Years

(in millions of Pesos)

	Years Ended December 31,
	2013 (a)	2012 (b)	2011 (c)
Capital Expenditures by Segment:
Ports and Terminals Operations	$11.3	$18.7	$63.5
Maritime Operations	252.3	307.1	116.3
Logistics Operations	2.7	10.9	6.0
Corporate	24.5	14.5	5.3

Total	$290.8	$351.2	$191.1

(a)	In 2013, capital expenditures included: (i) Ports and Terminals Operations: $11.3 million in construction in process for the expansion and maintenance of port and terminal facilities; (ii) Maritime Operations: $159.5 million in acquisition and equipment improvements and $92.8 million in construction projects; (iii) Logistics Operations: $2.0 million in construction projects and $0.7 million in operating equipment and related fixed assets; and (iv) Corporate: $24.5 million in fixed assets and other strategic corporate projects.
(b)	In 2012, capital expenditures included: (i) Ports and Terminals Operations: $18.7 million in construction in process for the expansion and maintenance of port and terminal facilities; (ii) Maritime Operations: $106.8 million in acquisition and equipment improvements and $200.3 million in construction projects; (iii) Logistics Operations: $2.4 million in construction projects and $8.5 million in operating equipment and related fixed assets; and (iv) Corporate: $14.5 million in fixed assets and other strategic corporate projects.
(c)	In 2011, capital expenditures included: (i) Ports and Terminals Operations: $63.5 million in construction in process for the expansion and maintenance of port and terminal facilities; (ii) Maritime Operations: $61.6 million in equipment improvements, and $54.7 million in construction projects; (iii) Logistics Operations: $6.0 million in construction projects; and (iv) Corporate: $5.3 million in fixed assets and other strategic corporate projects.

Our Principal Capital Divestitures for the Last Three Years

(in millions of Pesos)

	Years Ended December 31,
	2013 (a)	2012 (b)	2011 (c)
Capital Divestitures:
Sale of shares of subsidiaries	$43.9	$—	$—
Other assets	17.2	15.2	27.0

Total	$61.1	$15.2	$27.0

(a)	In 2013, capital divestitures included $61.1 million from the sale of vessels and ground transportation equipment.
(b)	In 2012, capital divestitures included $15.2 million from the sale of vessels and ground transportation equipment.
(c)	In 2011, capital divestitures included $27.0 million from the sale of other fixed assets.

Securitization Facility

On September 25, 2006, the Company entered into the Securitization Facility with Deutsche Bank, AG for US$200 million (approximately $2,613.0 million) at an annual fixed interest rate of approximately 12.5%, using many of the structural features of the previous securitization transactions.

On December 18, 2009, as part of the restructuring of the Company’s Securitization Facility, VEX, an affiliate of the Company, purchased certificates with a face value of US$86.5 million (approximately $1,130.1 million). VEX is a Mexican company in which José F. Serrano Segovia (our principal stockholder and Chairman of our Board of Directors) holds a minority equity interest and controls 100% of the voting stock; the remaining equity interest in VEX is held by related and unrelated investors through non-voting shares.

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

To improve the Company’s amortization profile and to decrease financial expenses, in mid-2010 we began discussing with Deutsche Bank AG London the repurchase of the trust certificates held by Deutsche Bank under our Securitization Facility. In May 2011, the Company finalized the early repurchase of all the certificates held by Deutsche Bank for a total of US$9.1 million (approximately $118.9 million) and all of the certificates were subsequently cancelled concurrently with the cancellation of the subordinated trust certificates held by VEX. The Company formally terminated the Securitization Facility effective June 30, 2011.

Capital Leases

As of December 31, 2013, the Company had two capital lease obligations.

In November 2013, Grupo TMM (through its subsidiary Transportación Marítima Mexicana, S.A. de C.V.) entered into an agreement with “FTAI Subsea 88 Ltd”, a subsidiary of Fortress, to obtain a line of credit for 10 years in US dollars of up to US$10.8 million (approximately $141.1 million) to finance the acquisition of the vessel “Subsea 88” through a capital lease, at a fixed rate of 15.9% per annum, with monthly principal and interest payments. As of December 31, 2013, the outstanding balance was US$10.7 million (approximately $139.8 million).

In December 2012, Grupo TMM entered into an agreement with “Value Arrendadora, S.A. de C.V.” to obtain capital lease financing for 4 years in Mexican Pesos in an amount of $1.8 million to finance the acquisition of transportation assets, at a fixed rate of 14.23% per annum, with monthly principal and interest payments. As of December 31, 2013, the outstanding balance was $1.1 million.

Transportation Equipment and Other Operating Leases

We lease, transportation and container-handling equipment, our corporate office building and other assets under agreements which are classified as operating leases. The terms of these lease agreements vary from 1 to 15 years and contain standard provisions for these types of operating agreements.

Purchase of Two Parcel Tankers

On May 25, 2007 the Company purchased the M/T “Maya” and purchased the M/T “Olmeca” on June 19, 2007. We entered into a 10-year line of credit with DVB Bank SE (formerly DVB Bank AG) in an aggregate amount of US$52.5 million (approximately $685.9 million) to finance the acquisition of these parcel tankers. Principal and interest under this loan was payable on a monthly basis. Interest was payable at a weighted average rate of 7.61% per annum. On April 4, 2011, the Company entered into an agreement with the bank to restructure this loan through: (i) full prepayment of the junior loan tranche in an amount totaling US$6.5 million (approximately $84.9 million), including US$0.7 million (approximately $9.1 million) in breakage costs; (ii) drawing of a new tranche in the amount of US$4.0 million (approximately $52.3 million) with monthly interest payments and a balloon principal payment due upon maturity in June 2017; and (iii) opening of a bridge tranche with monthly drawings of up to US$3.5 million (approximately $45.7 million) over the next 24 months to reduce the principal payments due on the existing senior loan tranche. Both of the new tranches are at a variable rate of the AIR (Actual Interbank Rate) plus 400 basis points, and the Company will pay principal on the bridge tranche beginning in April 2013 on a quarterly basis until maturity in June 2017. As of May 31, 2011, the weighted average rate of interest on the restructured loan was 6.70% per annum. This agreement allows the Company to improve the amortization schedule of this loan facility and reduce the related financial expenses.

Mexican Peso-Denominated Trust Certificates Program

On April 30, 2007, at the shareholders’ meeting of the Company, our shareholders authorized the establishment of a program for the issuance of trust certificates, which are securities secured by trust assets and denominated in Mexican Pesos, for up to an amount of $9 billion. The proceeds from the sale of these certificates will be used by us to refinance our existing bank financings of our vessel fleet, and to finance the acquisition of additional vessels as contemplated by our expansion program.

We closed our first, second and third issuances of trust certificates under the program on July 19, 2007, April 30, 2008, and July 1, 2008, in an amount of $3 billion, $1.55 billion, and $4.39 billion, respectively. Our first issuance was used primarily to refinance existing vessel indebtedness. Our second issuance was used to refinance vessels indebtedness and the acquisition of new vessels and our third issuance was mainly used to finance the acquisition of new and used vessels. On July 29, 2010, we closed our fourth issuance of trust certificates for $10.5 billion at Mexico’s interbank equilibrium interest rate, TIIE, plus 245 basis points. The proceeds from the fourth issuance have been used primarily to prepay the previous three issuances, thereby consolidating the debt under the program, and to refinance other vessel financings. As of December 31, 2013, the outstanding balance was $10.594 billion.

In accordance with the program, the Company has the right to capitalize interest for the first five years as per the following:

Year	Capitalization %	Interest Payment %
1st and 2nd	60%	40%
3th and 4th	50%	50%
5th	25%	75%

In August 2012 and with the authorization of the Trust Committee, the Company elected to capitalize 60% of the accrued interest to dedicate such resources to a vessel substitution program. During 2013 the Company elected not to capitalize any interest on the trust certificates, choosing instead to pay 100% of the accrued interest. See Item 4. “Information on the Company – Recent Developments – Vessels Purchased through out Trust Certificates Program.”

Auto Haulage Financing and Acquisition of Transportation Units

On July 19, 2007, we purchased certain auto haulage operating assets from Auto Convoy Mexicano, S.A. de C.V., a former Mexican auto hauling company, for an aggregate purchase price of $429 million. These auto haulage operating assets were incorporated in our logistics division and commenced operations in September 2007.

The Company entered into a financing facility denominated in Pesos with Daimler Financial Services Mexico, S. de R.L. de C.V. (formerly known as DC Automotriz Servicios, S. de R.L. de C.V.) (“Daimler”) to finance the purchase of these assets in July 2007, for $123.7 million, with 84 monthly payments of principal and interest beginning on January 2008. Interest is payable at a variable rate based on the 91-day TIIE plus 200 basis points.

On June 4, 2008, the Company, through its subsidiary Lacto Comercial Organizada, S.A. de C.V. (“Lacorsa”), entered into a loan facility in Mexican pesos with Daimler for the acquisition of 31 transportation units for $19.8 million at a fixed rate of 12.85%. Principal is payable in 60 consecutive monthly payments plus accrued interest on the outstanding balance, maturing in June 2013.

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

On December 1, 2010, we entered into a debt recognition and restructuring agreement with Lacorsa for $96.7 million at a variable rate of the 28-day TIIE plus 3.5 percentage points. Principal is payable in 72 consecutive monthly payments plus accrued interest on the outstanding balance starting January 1, 2011 and maturing in December 2016.

On December 3, 2013, following previous negotiations, we entered into another debt recognition and restructuring agreement Daimler for $62.9 million at a variable rate of the 28-day TIIE plus 6.0 percentage points. Principal is payable in 72 consecutive monthly payments plus accrued interest on the outstanding balance starting January 1, 2014 and maturing in December 2019.

Other Debt

In June 2009, the Company secured with Banco Nacional de Comercio Exterior, S.N.C., Institución de Banca de Desarrollo, through its subsidiary TMM División Marítima, S.A. de C.V., a line of credit in dollars for working capital and/or current accounts for US$25.0 million (approximately $326.6 million) at a variable rate, maturing in June 2015. Monthly interest payments are due on outstanding balances and principal is due at maturity. Amounts may be drawn in both dollars and pesos with the possibility of making prepayments on principal without penalty. The Company made 3 draws under this facility for an aggregate amount of approximately US$17.9 million (approximately $233.9 million). The Company fully prepaid the amounts drawn in July 2010, April 2012 and June 2012, respectively.

In November 2010, the Company secured with Banco Nacional de Comercio Exterior, S.N.C., Institución de Banca de Desarrollo, through its subsidiary TMM División Marítima, S.A. de C.V., a second line of credit in dollars for working capital and/or current accounts for US$15.0 million (approximately $196.0 million) at a variable rate, maturing in June 2015. Monthly interest payments are due on outstanding balances and principal is due at maturity. Amounts may be drawn in both dollars and pesos with the possibility of making prepayments on principal without penalty. The balance of both facilities, together, cannot be over US$25.0 million (approximately $326.6 million) or its equivalent in Mexican pesos. In November 2010, a first draw was made on this second line of credit for $115.0 million at a variable rate of the 28-day TIIE plus 425 basis points, with interest payable monthly. t. In October 2011, a second draw was made on the second line of credit for $65.7 million at a variable rate of the 28-day TIIE plus 425 basis points, with monthly interest payments. As of December 31, 2013, the effective rate for this second line of credit was 8.0425% with an outstanding balance of $70.3 million.

In August 2012, the Company secured with Banco Nacional de Comercio Exterior, S.N.C., Institución de Banca de Desarrollo, through its subsidiary TMM División Marítima, S.A. de C.V., a third line of credit in dollars for working capital and/or current accounts for US$15.0 million (approximately Ps. 196.0 million) at a variable rate, maturing in June 2015. Monthly interest payments are due on outstanding balances and principal is due at maturity. Amounts may be drawn in both dollars and pesos with the possibility of making prepayments on principal without penalty. The balance of the three facilities, together, cannot be over US$25.0 million (approximately Ps. 326.6 million) or its equivalent in Mexican pesos. In August 2012, a first draw was made on this third line of credit for $161.6 million at a variable rate of the 28-day TIIE plus 425 basis points, with interest payable monthly. As of December 31, 2013, the effective rate for this draw on the third line of credit was 8.0425% with an outstanding balance of $161.6 million.

In November 2009, the Company secured with Banco Mercantil del Norte, S.A., Institución de Banca Múltiple, through its subsidiary Ficorsa Corporate Services, S.A.P.I de C.V., a special purpose company, a line of credit in Mexican pesos in two tranches, one for the issuance of letters of credit, or Tranche A, and the second for working capital, or Tranche B, for a total of $215.0 million, originally maturing in November 2012 and extended to December 2013, at a variable rate with monthly interest payments. During 2009 and 2010 the Company drew an aggregate amount of approximately of $126 million under both Tranches, which amounts were subsequently repaid in full. The line of credit matured in 2013 with no amounts outstanding.

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

In September 2011, to strengthen the agricultural activities of ADEMSA, the Company decided to take advantage of the line of credit held by Proserpec Servicios Administrativos, S.A.P.I. de C.V. with the bank, to secure a loan for $42.9 million. Therefore, considering the prepayment and this new draw on the line of credit, on September 30, 2011, the loans were combined into one for approximately $80.4 million at a variable rate of the 28-day TIIE plus 500 basis points, with monthly payments of principal and interest, and maturing September 2016. The effective rate on this draw on the line of credit as of December 31, 2012 was 8.2962% with an outstanding balance of $44.2 million.

In January 2011, to improve the amortization schedule of the Receivables Securitization Facility and its cancelation, the Company decided to secure two lines of credit through its subsidiary Transportación Marítima Mexicana, S.A. de C.V. with two private investments, each of the credits for US$3.0 million (approximately $39.2 million). The loan accrues interest at a fixed rate of 11.25%, with semi-annual interest and principal payments, a two-year grace period for principal payments, and maturing January 2016. As of December 31, 2013 the outstanding balance of both credits was US$6.0 million (approximately $78.4 million).

In November 2011, the Company decided to secure a line of credit to strengthen the agricultural activities of ADEMSA, through its subsidiary Proserpec Servicios Administrativos, S.A.P.I. de C.V. with Logra Financiamientos, S.A. de C.V. SOFOM ENR, $10.6 million. The loan accrues interest at a variable rate of the 28-day TIIE plus 600 basis points, with monthly interest payments, four principal payments, and maturing December 2012. This line of credit was fully paid at maturity in December 2012.

In November 2011, the Company decided to enter into two loan facilities to strengthen the agricultural activities of ADEMSA, through its subsidiary Proserpec Servicios Administrativos, S.A.P.I. de C.V. with INPIASA, S.A. de C.V. The first for $15.7 million at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of principal and interest, and maturing August 2021; the second for $4.2 million at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of principal and interest, and maturing October 2016. The effective rate for both loans as of December 31, 2013 was 8.2962%, with a total outstanding balance of approximately $14.3 million.

In March 2012, the Company secured with Inter Banco S.A., though its subsidiary Transportación Marítima Mexicana, S.A. de C.V., a line of credit in Mexican pesos for working capital for a total of $15.0 million, at a variable rate of the 28-day TIIE plus 475 basis points with monthly payments of principal and interest, and maturing in March 2013. This line of credit was fully paid at maturity in March 2013.

In October 2013, the Company secured with Inter Banco S.A., though its subsidiary Transportación Marítima Mexicana, S.A. de C.V., another line of credit in Mexican pesos for working capital for a total of approximately $19.9 million, at a variable rate of the 28-day TIIE plus 500 basis points with monthly payments of principal and interest, and maturing in December 2015. The effective rate on this line of credit as of December 31, 2013 was 8.7925% with an outstanding balance of $18.4 million.

In August 2012, the Company inter into an agreement with Inter Banco S.A., though its subsidiary TMM Logistics, S.A. de C.V., for a line of credit in Mexican pesos for working capital for a total of $5.0 million, to be able to discount invoices from services rendered to the Secretaría de Seguridad Pública del D.F. at a variable rate of the 28-day TIIE plus 500 basis points and maturing on August 2013. The Company renews the facility with the bank until August 2014 and increasing the amount up to $10.0 million. The effective rate on this line of credit as of December 31, 2013 was 8.7954% with an outstanding balance of $4.2 million.

In June 2012, the Company decided to secure line of credit to strengthen the agricultural activities of ADEMSA, through its subsidiary Proserpec Servicios Administrativos, S.A.P.I. de C.V. with Corporación Financiera de Occidente, S.A. de C.V. SOFOL IBM for $18.0 million at a variable rate of the 28-day TIIE plus 600 basis points, with monthly payments of principal and interest, and maturing June 2015. The effective rate for both loans as of December 31, 2013 was 9.7941%, with a total outstanding balance of $9.0 million.

In September 2012, the Company secured with Autofin México, though its subsidiary Servicios Directivos Sedise, S.A.P.I. de C.V., a line of credit in Mexican pesos for working capital for a total of $4.4 million, at a variable rate of the 28-day TIIE plus 500 basis points with monthly payments of interest, and maturing in March 2013. This line of credit was fully paid in March 2013.

In December 2012, the Company decided to enter into another line of credit to strengthen the agricultural activities of ADEMSA, through its subsidiary Proserpec Servicios Administrativos, S.A.P.I. de C.V. with Banco del Bajío, S.A. for $8.5 million at a variable rate of the 28-day TIIE plus 250 basis points, with monthly payments of principal and interest, with a grace period of 12 months for principal payments, and maturing November 2019. The effective rate for both loans as of December 31, 2013 was 6.2831%, with a total outstanding balance of $8.4 million.

In December 2012, the Company decided to enter secure a line of credit through a capital lease to acquire automotive equipments with Value Arrendadora, S.A. de C.V. SOFOM ENR, for $1.4 million at a fixed rate of 14.23%, with monthly payments of principal and interest, and maturing on December 2016.

In September 2009, the Company secured with Pure Leasing, S.A. de C.V. through its subsidiary TMM Logistics, S.A. de C.V., a line of credit in Mexican pesos for working capital and/or current accounts for $26.2 million at a fixed rate of 14.25% with monthly payments on principal and interest on outstanding balances, maturing in September 2014, with a total outstanding balance of $3.5 million.

In September 2013, the Company entered into multiple lines of credit in order to strengthen the agricultural activities of its subsidiary, ADEMSA. These include:

•	A $7.6 million line of credit from Banco del Bajío, S.A. to ADEMSA at a variable rate of the 28-day TIIE plus 250 basis points, with monthly payments of principal and interest, a grace period of 12 months for principal payments, and maturing in August 2020. The effective interest rate on this loan as of December 31, 2013 was 6.02941%, with a total outstanding balance of $7.6 million.

•	A $4.6 million line of credit from Banco del Bajío, S.A. to the Company’s subsidiary Proserpec Servicios Administrativos, S.A.P.I. de C.V. (“Proserpec”) at a variable rate of the 28-day TIIE plus 500 basis points, with monthly payments of principal and interest, and maturing on December 2014. The effective interest rate for the loan as of December 31, 2013 was 8.7929%, with a total outstanding balance of $3.4 million.

•	A $2.3 million line of credit from Banco Monex, S.A. to Proserpec at a variable rate of the 28-day TIIE plus 500 basis points, with monthly payments of principal and interest, and maturing on December 2014. The effective interest rate for the loan as of December 31, 2013 was 8.7915%, with a total outstanding balance of $1.7 million.

•	A $36 million line of credit from Sofihaa Financiera, S.A. de C.V. SOFOM ENR to Proserpec at a variable rate of the 28-day TIIE plus 500 basis points, with monthly payments of principal and interest, and maturing on December 2014. The effective interest rate for the loan as of December 31, 2013 was 9.0829%, with a total outstanding balance of $2.7 million.

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

The Company’s income from operations may therefore be materially affected by variances in the exchange rate between the U.S. dollar and the Mexican Peso. The Company has sought to minimize its exposure to foreign currency risk by holding its debt primarily in Mexican Pesos. Mexican Pesos historically have been subject to greater risk of devaluation and have tended to depreciate against the U.S. dollar. Currently, approximately 94% of the Company’s indebtedness is denominated in Mexican Pesos, most of which is long-term debt incurred in connection with the Company’s Trust Certificates Program. Certificates issued under the Trust Certificates Program have a 20-year term and do not require the Company to make any principal payments prior to maturity.

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

Trend Information

Historically, a substantial portion of the revenue generated by our maritime operations has been achieved through contracts with PEMEX. In 2011, 2012 and 2013, 62%, 59% and 56% respectively, of the revenue generated by maritime operations resulted from contracts with PEMEX. We believe that we will further increase our revenues in this business segment going forward. PEMEX is expected to increase its deep water exploration in order to restore its decreasing oil reserves; as a result, we expect an increase in PEMEX demand for different types of vessels on the offshore sector.

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

Off-Balance Sheet Arrangements

As of December 31, 2013, we did not have any off-balance sheet arrangements. We report our assets and liabilities according to the current IFRS as issued by the IASB.

Contractual Obligations

The following table outlines our obligations for payments under our capital leases, debt obligations, operating leases and other financing arrangements for the periods indicated as of December 31, 2013:

Indebtedness (1)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in thousands of Pesos, unless noted otherwise)
Mexican Trust Certificates (2)	138,090	—	—	9,742,134	9,880,224
Parcel Tanker Vessels Financings (3)	319,091	—	—	—	319,091
Investors (4)	46,869	34,807	—	—	81,676
Land and Logistics Equipment Financing (5)	11,282	41,134	14,086	—	66,502
Refinancing Acquisition ADEMSA(6)	69,919	—	—	—	69,919
Working Capital PROSERPEC (7)	33,756	38,632	5,978	4,630	82,996
Other Debt (8)	13,404	235,155	—	—	248,559

Total	$632,411	$349,728	$20,064	$9,746,764	$10,748,967

Operating Lease Obligations (9)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Vessel, Transportation Equipment and Other Operating Leases	$26,693	$53,456	$52,457	$183,011	$315,617

Total	$26,693	$53,456	$52,457	$183,011	$315,617

Operating Lease Obligations (10)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Vessel, Transportation Equipment and Other Operating Leases	$62,966	$84,580	$70,283	$569,512	$787,341

Total	$62,966	$84,580	$70,283	$569,512	$787,341

Other (11)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Securitization Facility	$—	$—	$—	$—	$—

Total	$—	$—	$—	$—	$—

(1)	These amounts include principal payments and accrued and unpaid interest as of December 31, 2013.
(2)	Debt allocated in one special purpose company in connection with financing of tanker vessels, offshore vessels and tugboats denominated in Mexican Pesos. The maturity of this line of credit is on July 2030, with a bullet principal payment, semiannual interest payments with a variable rate of 6.80% per annum as of December 31, 2013. The company contracted an interest rate CAP to protect against the possible fluctuation of the interest rate.
(3)	Debt allocated in one special purpose company in connection with the financing of two parcel tanker vessels, denominated in US Dollars. The maturity of these lines of credit is on June 2017, with a balloon payment of $220,796, monthly principal and interest payments with a weighted average rate of 6.65% per annum.
(4)	Debt in connection with the cancellation of the Securitization Facility, denominated in US Dollars. The maturity of these lines of credit is on January 2016, semiannual interest payments and fixed rate of 11.25% per annum.
(5)	Debt in connection with the land & logistics equipment financing, denominated in Mexican Pesos. Various lines of credit denominated in Mexican Pesos, with maturities between August 2013 and December 2019, monthly interest and principal payments with fixed and variable rates; the weighted average rate was 10.03% per annum as of December 31, 2013.

(6)	Debt in connection with ADEMSA acquisition refinancing, denominated in US Dollars. The maturity of this line of credit is on July 2014, with semiannual interest payments and 6 principal payments, fixed rate of 8.01% per annum. The company is in the process of restructuring the payment schedule with the bank in order to extend the maturity.
(7)	Debt allocated in one special purpose company for working capital and to strength agricultural activities of ADEMSA. Various lines of credit denominated in Mexican Pesos, with different maturities between June 2015 and August 2021, monthly interest and principal payments with a weighted average rate of 8.30% per annum as of December 31, 2013.
(8)	Debt allocated in special purpose companies for working capital and letter of credit issuances. Various lines of credit denominated in Mexican Pesos, with maturities between August 2014 and December 2015, monthly interest payments with bullet principal payment with a variable rate; the weighted average rate was 8.11% per annum as of December 31, 2013.
(9)	Financial lease agreements for purchasing the following vessel and transportation equipment: (i) Transportation equipment, denominated in Mexican Pesos, maturing in December 2016, monthly interest and principal payments and a fixed rate of 14.23%; and, (ii) AHTS vessel, denominated in US Dollars, with maturity on November 2026, monthly interest and principal payments and a fixed rate of 15.92%.
(10)	These amounts include the minimum lease payments.
(11)	In April 2011, the Company finalized the early repurchase of all the certificates held by Deutsche Bank in the Securitization Facility.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

Our current Board of Directors was elected and ratified at the Company’s Annual General Ordinary Shareholders’ Meeting held on April 30, 2013. Our directors and alternate directors, their principal occupations and years of service (rounded to the nearest year) as a director or alternate director are as follows:

Name	Principal Occupation	Years as a Director or Alternate Director	Age
Directors
José F. Serrano Segovia	Chairman of the Board of Grupo TMM	42	73
Ignacio Rodríguez Rocha	Attorney and First Vice-chairman of Grupo TMM	23	78
Maria Josefa Cuevas de Serrano	Private Investor	8	68
Luis Martínez Argüello	Private Investor	9	73
José Luis Ávalos del Moral	Private Investor	7	71
Miguel Alemán Velasco	Private Investor	5	82
Miguel Alemán Magnani	Private Investor	5	48
Alternate Directors
José Francisco Serrano Cuevas	President Deputy Director	13	33

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

José Luis Avalos del Moral

Mr. Ávalos del Moral was born on September 4, 1943. In 2003 he began his own consulting firm offering consulting services in connection with corporate governance, finance, strategic planning and human resources. Early in his career, Mr. Avalos was Senior Auditor at PricewaterhouseCoopers and then held several high-level managerial positions in the Finance and Planning divisions at IBM, both in Mexico City and New York. He previously worked at Banco Nacional de Mexico where he held the position of Comptroller, among others. He is a member of the Board as well as President of the Auditing Committee of Hispano, S.A. Graphic Arts. In 1967 he graduated with honors as a Public Accountant from the Universidad Nacional Autónoma de México (UNAM). Mr. Ávalos also holds a master’s degree in Business Administration from Pace University of New York.

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

Executive Officers

Our officers serve at the discretion of our Board of Directors. Our executive officers, their position and years of service with us and as an executive officer are as follows:

Name	Position	Years of Service	Executive Officer
Corporate Directors
José F. Serrano Segovia	Chairman of the Board and Chief Executive Officer	42	22
Jacinto David Marina Cortés	Deputy Chief Executive Officer	23	23
Carlos Pedro Aguilar Mendez	Chief Financial Officer, Corporate Administrative Director and Finance Director	24	7
Marco Antonio Godínez Ramírez	Corporate Human Resources Director*
Elvira Ruiz Carreño	Corporate Audit Director	18	11
Marco Augusto Martínez Avila	Corporate Legal Director	6
Business Unit Directors
Luis Manuel Ocejo Rodriguez	Director, Maritime Transportation	31	7

*	Mrs. Marco Antonio Godínez Ramírez was appointed as a Corporate Human Resources Director in March 2014.

José F. Serrano Segovia, who is chairman of the Board of Directors, is married to Maria Josefa Cuevas de Serrano, a member of the Board of Directors. José Serrano Cuevas, who is an alternate director of the Board of Directors, is the son of José F. Serrano Segovia and Maria Josefa Cuevas de Serrano.

Compensation

For the year ended December 31, 2013, the aggregate total compensation paid to our directors, alternate directors and executive officers for services in all capacities was approximately $42.5 million. See Item 7. “Major Shareholders and Related Party Transactions.”

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

Code of Ethics

The Company has adopted a Code of Ethics, which applies to its principal executive officer, principal financial officer, and other members of our senior management. We last updated the Code of Ethics in February 2014. The Code of Ethics may be viewed on the Company website at www.grupotmm.com under the caption “Investors — Corporate Governance.” An English version of this document is available upon written request sent to Grupo TMM, S.A.B., Avenida de la Cúspide, No. 4755, Colonia Parques del Pedregal, 14010 México City, D.F., México, Attn: Human Resources.

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

Employees

As of March 31, 2014, we had 1,860 employees, approximately 23% of whom were unionized. As of December 31, 2013, we had 1,970 employees, approximately 17% of whom were unionized. The decrease in the number of our employees in the first quarter of 2014 is largely due to decreases in our automotive services business.

As of December 31, 2012, we had 3,162 employees, approximately 42% of whom were unionized. The decrease in the number of our employees in 2013 is largely due to the sale of the auto haulage transportation and autotransporter business of our Logistics Operations segment. As of December 31, 2011, we had 3,059 employees, approximately 41% of whom were unionized. The increase in the number of our employees in 2012 was largely due to our acquisition of a shipyard and increased operations at the port of Tampico. In accordance with customary practice in Mexico, we negotiate union contracts annually with regard to wages and every two years with regard to other matters, including benefits. We have experienced nine strikes since 1958. The longest of these strikes occurred in 1981 and lasted 21 days. We have not experienced a strike since 1987 and believe that relations with our employees are good.

Share Ownership

As of April 16, 2014, the Serrano Segovia family held 41,217,193 Shares directly, and the CPO Trustee maintained 26,247,740 Shares of our capital stock in the form of ADSs, including 3,512,500 Shares that are beneficially owned by the Serrano Segovia family. Accordingly, as of such date, the Serrano Segovia family controlled the voting power of our capital stock. The voting power controlled by the Serrano Segovia family varies from time to time, depending upon the number of Shares held by the Serrano Segovia family and by the CPO Trust and others. As of April 16, 2014, other than as set forth below in the section entitled “Major Shareholders,” each of our other directors, alternate directors or executive officers owns less than one percent of our Shares on an individual basis.

Shares were contributed to the CPO Trust established with a 30-year term by Nacional Financiera, S.N.C. (the “CPO Trustee”) on November 24, 1989. The CPO Trustee authorized the issuance of non-redeemable ordinary participation certificates (certificados de participación ordinarios no amortizables) (“CPOs”) that correspond to our Shares. One CPO may be issued for each Share contributed to the CPO Trust. CPOs constitutes separate negotiable instruments different and apart from the Shares, and afford to their holders only economic rights with respect to the Shares held in the CPO Trust. Such voting rights are exercisable only by the CPO Trustee, which is required by the terms of the CPO Trust to vote such Shares in the same manner as holders of a majority of the outstanding Shares not held in the CPO Trust and voted at the relevant meeting. Mexican and non-Mexican investors may hold CPOs without restrictions of any kind. The acquisition of Shares representing 5% or more of the capital stock of Grupo TMM by any person or group of persons (other than the Serrano Segovia family and the CPO Trustee), in one or a series of simultaneous or successive transactions requires the prior approval of the Board of Directors. As of April 16, 2014, the CPO Trustee held CPOs representing an aggregate of 26,247,740 Shares in the form of ADSs.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table indicates, as of April 16, 2014, unless otherwise indicated, the shareholders that beneficially own 5% or more of our outstanding Shares (the “Major Shareholders”). The percentage of our outstanding Shares owned by each Major Shareholder shown below is based on the 102,182,841 Shares outstanding as of April 16, 2014. For purposes hereof, each Major Shareholder with shared voting or investment authority with respect to certain securities is deemed to beneficially own all such securities.

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

Change in Percentage Ownership

No Major Shareholder has disclosed a significant change in its percentage ownership of Shares during the three years ended December 31, 2013.

Voting Rights and Control

As of April 16, 2014, 26,247,740 Shares were held in the form of ADSs, which have limited voting rights. The Shares held in the form of ADSs are held directly by the CPO Trust. The voting rights for those Shares are exercisable only by the trustee of the CPO Trust, which is required by the terms of the trust agreement to vote such Shares at any shareholders’ meeting in the same manner as the majority of the Shares that are not held in the CPO Trust are voted. Of the 75,935,101 Shares held outside of the CPO Trust as of April 16, 2014, the Serrano Segovia family beneficially owns 37,704,693, or 49.6% of such Shares. As a result, the Serrano Segovia family could direct and control the policies of the Company and its subsidiaries, including mergers, sales of assets and similar transactions. See Item 9. “The Offer and Listing.” Except for the limited voting rights applicable to their ADSs, none of the Major Shareholders have voting rights that differ from those applicable to other holders of Shares.

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

See Item 18 — “Financial Statements.”

Legal Proceedings

Mutual Claims Between PRM and Grupo TMM

Grupo TMM was recently a claimant in two arbitrations with PRM, a Singapore company. The arbitrations were conducted under the Singapore International Arbitration Centre Rules and related to alleged breaches by PRM of two agreements for the sale of two vessels. Grupo TMM sought recovery of the deposits it had paid for the two vessels in the sum of US$5.2 million (approximately $67.9 million) and damages for breaches of the agreements. PRM alleged that Grupo TMM was in breach of the agreements and sought a declaration that it was entitled to the deposits and damages for breach. On November 28, 2011, the arbitral tribunal resolved the claims in favor of PRM and ordered Grupo TMM to instruct Platou, the broker holding the deposits, to release the same to PRM.

On January 16, 2012, Grupo TMM filed suit in Mexico challenging the validity of the award under the New York Convention for the Recognition and Enforcement of Foreign Arbitral Awards. After allowing the suit to proceed, the judge issued an order directing Platou not to release the deposit until PRM appears before the court in Mexico and requests enforcement of the arbitral award. In addition, on February 28, 2012, Grupo TMM filed a petition to set aside the award in Singapore on the grounds that the arbitrator failed to properly consider all the arguments and documents presented. As of December 31, 2013, the Company had reserved the amount of the deposit and also created an additional allowance of US$1.5 million (approximately $19.6 million) for potential legal fees associated with this case. Both items are reported in other expenses – net for the year ended December 31, 2013.

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

On January 10, 2013, we were officially notified by the ICC of arbitration proceedings with respect to the claim submitted in May 2012, which related to alleged payments for an approximate amount of US$2.6 million regarding a tax proceeding with the tax authorities in Mexico which related to the trademark of Servicios en Puertos y Teminales. In 2012, SSA obtained a favorable ruling in its tax proceeding. The arbitration proceeding is in its final stages.

Refined Product Services (“RPS”) Claim

On August 7, 2007, Transportación Marítima Mexicana, S.A. de C.V. (“TMM”) filed a claim for arbitration against RPS for the amount of US$50,000 (approximately $653,260) for various expenses incurred by TMM due to the delay of the delivery of the tanker vessel Palenque.

On October 19, 2007, RPS filed a countersuit for US$3.0 million (approximately $39.2 million), alleging that TMM failed to maintain the tanker vessel Palenque, and also filed a claim for consequential damages for losing a contract while the vessel was being repaired. Although it is impossible to predict the outcome of any legal proceeding, we believe this claim to be without merit and intend to defend this proceeding vigorously.

Mutual Claims Between Worldwide Services, Ltd. (“WWS”) and TMM

In December 2007, TMM and WWS filed claims against each other relating to the charter by us of the vessel Veracruz. TMM’s US$342,500 (approximately $4.5 million) claim related to the fuel costs and low performance of the vessel Veracruz, and WWS’ US$1.3 million (approximately $17.0 million) counter claim alleged that the same vessel overperformed and that consequently, TMM owes WWS under the terms of the charter contract. Although it is impossible to predict the outcome of any legal proceeding, we believe this claim to be without merit and intend to defend this proceeding vigorously.

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

ADEMSA, each of the financial institutions and COVAHESA, in its capacity as representative for over one thousand agricultural producers, have been negotiating a financial restructuring to permit the long-term financing of the debts or claims involved. As a result, the Company presents an allowance as of December 31, 2012 and 2011 for $118.0 and $233.0 million, respectively, relating to the obligations of ADEMSA in the event the agreements being negotiated with the financial institutions cannot be implemented or if the debts cannot be settled in full during the term and under the conditions of the financing restructuring being negotiated.

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

Elimination of the Fiscal Consolidation Regime

On February 13, 2013, we filed an indirect writ of relief (amparo) challenging the constitutionality of various provisions related to the elimination of the fiscal consolidation regime, which was among the Mexican tax reforms that went into effect on January 1, 2014. See Item 4. “Information on the Company – Regulatory Framework – Mexican Tax Reforms” and Notes 22 and 26(i) to our Audited Consolidated Financial Statements contained elsewhere herein. In our writ, we have offered various arguments that we believe demonstrate that various aspects of the tax reform violate the constitutional guarantees of proportionality, legality, and legal certainty, and also various human rights recognized by the Mexican Constitution and in international treaties to which Mexico is party.

Given the diversity of procedures in the tax laws to determine the effects of deconsolidation required by these reforms, the various criteria to be used, and the possible results of the acts contested in our writ of relief, our Financial Statements do not include any disclosure regarding deconsolidation as there is no certainty as to the application of a specific procedure.

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

In considering whether accrual of a loss contingency is necessary in connection with legal claims outstanding that could, both individually or in the aggregate, have a material effect on the financial condition or operating results of the Company, the Company evaluates the requirements of paragraph 14 of IAS 37 to determine whether the Company has a present obligation (legal or constructive), whether it is probable that an outflow of resources will be required in order to settle the obligation, and whether the amount of the obligation can be reliably estimated. Based on management’s review and analysis of the legal claims outstanding for the fiscal year ended December 31, 2013, the Company concluded that it did not have a present obligation in respect of any legal claims outstanding other than the mutual claims between PRM and SSA described above.

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

Our Shares continue to trade in Mexico on the Bolsa. In the United States, our ADSs, each representing five CPOs, are traded on the OTC market and are issued and exchanged by The Bank of New York Mellon in New York as the depositary. The Bank of New York Mellon replaced Citibank, N.A. as depositary on December 18, 2009. As of April 16, 2014, of the 102,182,841 outstanding Shares, 24,247,740 were held in the form of ADSs.

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

The tables below set forth for the periods indicated, the reported high and low prices for the Shares on the Mexican Stock Exchange. In addition, the tables below set forth the reported high and low prices for the ADSs on the NYSE for the periods between January 1, 2009 and June 15, 2012. The reported high and low prices for the ADSs for the periods beginning or after June 18, 2012 reflect the high and low bid prices for the ADSs on the OTC market.

Mexican Stock Exchange

Price per Share

(Pesos)

	Shares
Previous five years:	High	Low
2009	14.75	9.08
2010	10.63	5.02
2011	6.70	2.05
2012	5.70	2.07
2013	2.93	1.80

Mexican Stock Exchange

Price per Share

(Pesos)

	Shares
Previous two years (by quarter):	High	Low
2012:
First Quarter	5.35	4.07
Second Quarter	5.70	3.91
Third Quarter	4.35	2.38
Fourth Quarter	2.65	2.07
2013:
First Quarter	2.80	2.35
Second Quarter	2.68	1.80
Third Quarter	2.93	2.10
Fourth Quarter	2.50	2.10
2014:
First Quarter	2.66	2.20

Mexican Stock Exchange

Price per Share

(Pesos)

	Shares
Previous six months:	High	Low
October 31, 2013	2.50	2.25
November 30, 2013	2.43	2.23
December 31, 2013	2.49	2.10
January 31, 2014	2.66	2.20
February 28, 2014	2.64	2.58
March 31, 2014	2.64	2.25

Source: InfoSel Financiero

New York Stock Exchange / OTC Market

Price per ADS

(Dollars)

	ADS(*)
Previous five years:	High	Low
2009	5.65	2.95
2010	4.00	1.89
2011	2.78	1.25
2012	2.20	0.70
2013	1.10	0.71

(*)	Effective August 24, 2009, the ADS to CPO ratio changed from 1:1 to 1:5. Effective June 15, 2012, the ADSs were delisted from the NYSE. The ADSs began trading on the OTC market on June 18, 2012.

New York Stock Exchange / OTC Market

Price per ADS

(Dollars)

	ADS(*)
Previous two years (by quarter):	High	Low
2012:
First Quarter	2.16	1.31
Second Quarter	2.20	1.14
Third Quarter	1.12	0.86
Fourth Quarter	1.10	0.70
2013:
First Quarter	1.10	0.91
Second Quarter	1.02	0.73
Third Quarter	1.09	0.71
Fourth Quarter	0.96	0.73
2014:
First Quarter	1.04	0.82

(*)	Effective August 24, 2009, the ADS to CPO ratio changed from 1:1 to 1:5. Effective June 15, 2012, the ADSs were delisted from the NYSE. The ADSs began trading on the OTC market on June 18, 2012.

OTC Market

Price per ADS

(Dollars)

	ADS
Previous six months:	High	Low
October 31, 2013	0.96	0.80
November 30, 2013	0.93	0.80
December 31, 2013	0.91	0.73
January 31, 2014	0.99	0.83
February 28, 2014	1.02	0.88
March 31, 2014	1.04	0.82

Source: NYSE – price history composite; OTC market quotations.

Share Repurchase Program

On December 14, 2007, the Company announced that its Board of Directors had given its approval to constitute a reserve fund to repurchase Shares during their meeting held in November of that year. The Share repurchase program was also approved by the Company’s shareholders at a shareholders’ meeting. The program was approved for an amount of up to US$10 million (approximately $130.7 million).

The Company has repurchased 1,577,700 Shares under the program since its approval in 2007. As of April 16, 2014, of the 102,182,841 outstanding Shares, 24,247,740 were held in the form of ADSs.

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

TMM’s ADSs continue to be registered in the United States under the U.S. Securities Exchange Act of 1934 and TMM’s nominative common shares underlying the ADSs continue to be traded in Mexico on the Mexican Stock Exchange (Bolsa Mexicana de Valores).

ITEM 10.	ADDITIONAL INFORMATION

Share Capital

Not applicable.

Memorandum and Articles of Association

The following is a summary of the provisions of the Bylaws (Estatutos Sociales) of Grupo TMM and is qualified in its entirety by the actual provisions within the Bylaws themselves and applicable provisions of the General Law of Mercantile Companies (Ley General de Sociedades Mercantiles) and the Mexican Securities Law (Ley del Mercado de Valores). For a description of the provisions of our Bylaws relating to our Board of Directors, General Director, Special Committees and Statutory Auditors, as well as Audit and Corporate Practices Committee, see Item 6. “Directors, Senior Management and Employees.”

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

Material Contracts

See Item 5. “Operating and Financial Review and Prospects — Liquidity and Capital Resources.”

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

Dividends — Dividends distributed from net taxable profits generated after or during 2014, either in cash or in any other form, paid with respect to the Shares underlying the CPOs represented by our ADSs generally will not be subject to a 10% Mexican withholding tax. Our ADSs are not subject to Mexican withholding tax if such dividends were distributed from the net taxable profits generated before 2014.

Capital Gains — Capital gains arising from the sale or other disposition of our ADSs carried out through a stock exchange recognized under applicable Mexican tax law, generally will be subject to a 10% Mexican income tax to be withheld by the financial intermediary, except in cases when the transferor asserts its residency in a country with which Mexico has entered into a tax treaty for the avoidance of double taxation, in which case the non-resident holder will not be subject to Mexican tax.

In compliance with certain requirements, gains on the sale or other disposition of ADSs made in circumstances different from those set forth in the prior paragraph generally would be subject to Mexican tax, at the general rate of 25% of the gross income, regardless of the nationality or residence of the transferor. However, under the Tax Treaty, a holder that is eligible to claim the benefits of the Tax Treaty will be exempt from Mexican tax on gains realized on a sale or other disposition of our ADSs in a transaction that is not carried out through the Mexican Stock Exchange or other approved securities markets, so long as the holder did not own, directly or indirectly, 25% or more of our outstanding capital stock (including shares represented by our ADSs) within the 12-month period preceding such sale or other disposition.

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

The amount of any dividend paid in Pesos will be included in income by a U.S. holder in an amount equal to the Dollar value of the Pesos received, based on the exchange rate in effect on the date the distribution is includible in income by the U.S. holder, regardless of whether the Pesos are converted into Dollars. A U.S. holder will have a basis in the Pesos received equal to their Dollar value on the date of receipt. Any gain or loss recognized on a subsequent sale or translation of the Pesos for a different amount generally will be U.S. source ordinary income or loss. Dividends generally will constitute foreign source income for U.S. federal tax credit purposes.

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

The following information includes “forward-looking statements” that involve risk and uncertainties. Actual results could differ from those presented. All information below is presented under IFRS as of December 31, 2013, in pesos.

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

At December 31, 2013 and 2012, the Company had monetary assets and liabilities denominated in currencies other than the Mexican peso as follows:

	December 31,
	(in thousands of Pesos)
	2013	2012
Assets	$721,366	$500,730
Liabilities	(993,157)	(891,280)

	$(271,791)	$(390,550)

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

	Breakdown of Fixed and Variable Rates of Financial Obligations(1)
	Expected Maturity
Liabilities	2014	2015	2016	2017	Thereafter	Total	Fair Value
	(in millions of pesos)
Long-Term Debt
Fixed Rate	$354.4	$30.9	$18.8	$6.2	$120.8	$531.1	$531.1
Average Interest Rate	10.21%	10.54%	10.62%	10.73%	15.92%	10.21%	**
Variable Rate	$144.1	$272.7	$25.5	$13.9	$10,629.5	$11,085.7	$11,085.7
Average Interest Rate	6.84%	6.83%	6.80%	6.81%	6.81%	6.78%	**

(1)	Information as of December 31, 2013.
**	Not applicable

From time to time, we use derivative financial instruments such as interest rate cap transactions for hedging purposes in order to reduce our exposure to increases in interest rates.

On July 29, 2010, the Company entered into a three-year interest cap transaction (July 2010 to August 2013) with Banamex, S.A. in an amount of Ps. 10.5 billion to hedge against fluctuations in the TIIE rates in Mexico. This contract was entered into in connection with the fourth issuance of the Trust Certificates Program.

On December 6, 2012, the Company entered into a one-year interest cap transaction (August 2013 to August 2014) with Credit Suisse in an amount of Ps. 10.6 billion to hedge against fluctuations in the TIIE rates in Mexico. This contract was entered into in connection with the fourth issuance of the Trust Certificates Program.

On January 10, 2014, the Company entered into a one-year interest cap transaction (August 2014 to August 2015) with Credit Suisse in an amount of Ps. 10.6 billion to hedge against fluctuations in the TIIE rates in Mexico. This contract was entered into in connection with the fourth issuance of the Trust Certificates Program.

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

Derivative Instruments

As of December 31, 2013, the only derivative instruments held by the Company are the interest rate caps used for hedging purposes in the fourth issuance of certificates under our Trust Certificates Program.

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

Fees payable by the depositary

The depositary has agreed to reimburse us for expenses we incur in connection with the establishment of the ADS facility, including legal fees, fees due to the previous depositary, investor relations expenses and other facility-related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. The depositary has also agreed to pay its standard out-of-pocket administrative, maintenance and shareholder services expenses for the ADSs. Such expenses include the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationary, postage, facsimile and telephone calls, and certain investor relationship programs or special investor relations promotional services. We received reimbursements in the amount of US$28,889.12 net of taxes, from the depositary during the year ended December 31, 2011. During the year ended December 31, 2012, we received reimbursements from the depositary in the amount of US$7,640.86, net of taxes. We did not receive any reimbursements from the depositary during the year ended December 31, 2013.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See Item 4. “Information on the Company — Organizational Structure — Reclassification of Series A and Series L Shares.”

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclose Controls and Procedures.

The Company has evaluated, under the supervision and with the participation of management, including the Company’s Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2013. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer each concluded that, as of the end of the 2013 fiscal year, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in its reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported as and when required by the Securities and Exchange Commission’s applicable rules and forms, and is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedure may deteriorate. The Company, with the participation of its Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013. In making its assessment of internal control over financial reporting, management used the criteria in the 1992 Internal Control—Integrated Framework set forth by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission.

As a result of this assessment, the Company’s management has determined that the Company’s internal control over financial reporting was effective as of December 31, 2013.

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

We last updated our Code of Ethics in October 2008. We have not granted any waivers to any provision of our Code of Ethics to any officer, employee or member of the Audit or Corporate Practices Committee during the Company’s fiscal year ended December 31, 2013.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table reflects our principal accounting fees and services for the years 2013 and 2012:

GRUPO TMM, S. A. B.

Summary of Auditors’ Payments

(In thousands of Pesos)

	As of December 31,
	2013	2012
Audit Fees(a)	$12,976.6	$13,551.5
Tax Fees(b)	170.3	210.3

Total(c)	$13,146.9	$13,761.8

(a)	Audit Fees—Fees relate to the review of our Annual Financial Statements and Annual Report filed with the SEC and review of other SEC filings.
(b)	Tax Fees—Fees relate to specific tax issues, in compliance with the applicable tax laws.
(c)	Total does not include Mexican tax (“Impuesto al Valor Agregado” or “IVA”).

The Company’s Audit Committee pre-approves all fees for the services provided by the independent auditors, including the fees for 2012 and 2013 in accordance with the Company’s policies and procedures.

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

Consolidated Financial Statements and Report of the Independent Registered Public Accounting Firm

Grupo TMM, S.A.B. and Subsidiaries

December 31, 2013, 2012 and 2011

Grupo TMM, S.A.B. and Subsidiaries

Grupo TMM, S.A.B. and Subsidiaries

Report of the Independent Registered Public Accounting Firm

Board of Directors and Stockholders of

Grupo TMM, S.A.B.:

We have audited the accompanying consolidated statements of financial position for GRUPO TMM, S.A.B. and subsidiaries (“Grupo TMM” or the “Company”), as of December 31, 2013, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the financial position of Grupo TMM, S.A.B. and Subsidiaries as of December 31, 2013, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The accompanying consolidated financial statements have been prepared under the assumption the Company will continue as a going concern. As discussed in Note 4, the Company has incurred significant net losses in 2013 and 2012, principally as a result of its comprehensive financing cost. These conditions, along with other matters as set forth in Note 4, raise substantial doubt the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ SALLES, SAINZ – GRANT THORNTON, S.C.

Mexico City

April 30, 2014

Grupo TMM, S.A.B. y Compañías subsidiarias

Consolidated statements of financial position

December 31, 2013, 2012 and 2011

(Amounts in thousands of Mexican pesos)

	2013	2012	2011
Assets
Current
Cash and cash equivalents (Note 5)	$405,284	$496,680	$507,609
Restricted cash (Note 15)	489,723	592,345	568,072
Accounts receivable - net of allowance for doubtful accounts of $10,767 in 2013 and $55,112 in 2012	563,303	474,027	543,440
Other accounts receivable - net (Note 6)	170,491	295,714	244,864
Materials and supplies	126,652	133,990	144,246
Prepayments (Note 7)	12,190	12,906	17,100
Assets classified as held for sale (Note 18)	186,628	23,842	—

Total Current Assets	1,954,271	2,029,504	2,025,331

Property, machinery and equipment - net (Note 10)	9,053,118	9,716,653	10,012,703
Concession rights - net (Note 9)	28,382	32,167	35,943
Other non-current assets (Note 11)	65,443	92,733	103,477
Intangible assets (Note 12)	129,727	132,267	158,933
Deferred income tax (Note 22)	948,413	941,944	942,621

Total Assets	$12,179,354	$12,945,268	$13,279,008

Current Liabilities
Current portion of long term debt (Note 15)	$636,552	$332,595	$239,759
Suppliers	241,923	302,362	299,525
Related parties (Note 16)	14,212	18,061	12,218
Accounts payable and accrued expenses (Note 17)	510,397	931,107	738,853
Liabilities related to assets classified as held for sale (Note 18)	122,661	—	—

Total current liabilities	1,525,745	1,584,125	1,290,355

Long term debt (Note 15)	10,254,067	10,491,189	10,255,824
Employee benefits (Note 24)	198,559	211,143	213,415

Total non-current liabilities	10,452,626	10,702,332	10,469,239

Total Liabilities	11,978,371	12,286,457	11,759,594

Stockholders’ equity (Note 19):
Share capital, 103,760,541 shares authorized and issued	2,216,733	2,216,733	2,216,733
Treasury shares (1,577,700 shares)	(46,805)	(46,805)	(46,805)
Other components of equity	987,801	893,201	937,735
Accumulated losses	(3,021,347)	(2,463,934)	(1,642,527)

Controlling interest	136,382	599,195	1,465,136
Non-controlling interest (Note 3.1)	64,601	59,616	54,278

Total stockholders’ equity	200,983	658,811	1,519,414

Total liabilities and stockholders’ equity	$12,179,354	$12,945,268	$13,279,008

The accompanying notes are an integral part of these consolidated financial statements.

Grupo TMM, S.A.B. y Compañías subsidiarias

Consolidated income statements

For the years ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Mexican pesos, except amounts per shares)

	2013	2012	2011
Transportation revenue	$2,838,542	$2,592,195	$2,514,254
Costs and expenses:
Salaries, wages and employee benefits	667,244	636,935	568,723
Leases and other rents	606,596	563,800	546,416
Purchased services	377,830	320,362	300,007
Fuel, materials and supplies	206,955	153,871	114,580
Other costs and expenses	41,004	37,889	74,614
Depreciation and amortization	585,607	566,880	523,662

	2,485,236	2,279,737	2,128,002

Income on transportation	353,306	312,458	386,252
Other income (expenses), net (Note 20)	63,990	(32,609)	(54,481)

Operating income	417,296	279,849	331,771
Interest income	37,907	49,614	43,819
Interest expense (Note 21)	942,817	981,425	1,038,288
Gain from exchange differences, net	4,362	44,909	1,160,076

Comprehensive financing cost	(900,548)	(886,902)	165,607

(Loss) income before taxes	(483,252)	(607,053)	497,378
Provision for income taxes (Note 22)	(4,687)	(8,783)	(12,017)

(Loss) income before result from discontinued operations	(487,939)	(615,836)	485,361
Loss from discontinued operations (Note 18)	(63,482)	(165,280)	(293,778)

Net (loss) income for the year	$(551,421)	$(781,116)	$191,583

Attributable to:
Non-controlling interest	4,985	5,338	12,539

Grupo TMM, S.A.B. Stockholders	$(556,406)	$(786,454)	$179,044

(Loss) earning from continued operations for the year per share	(4.775)	(6.027)	4.750
Loss from discontinued operations for the year per share	(0.621)	(1.617)	(2.875)
Net (loss) earning for the year per share	(5.396)	(7.644)	1.875

Weighted average of shares outstanding for the period	102,183	102,183	102,176

The accompanying notes are an integral part of these consolidated financial statements.

Grupo TMM, S.A.B. y Compañías subsidiarias

Consolidated statements of comprehensive income

For the years ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Mexican pesos)

	2013	2012	2011
Net (loss) profit for the year	$(551,421)	$(781,116)	$191,583
Other comprehensive (loss) income items:
Stock repurchase	—	—	4,198
Translation result	—	(42,989)	(1,046)
Provision for employee benefits	(1,654)	11,480	(41,549)
Revaluation surplus	135,359	(63,620)	(3,786)
Cancellation of dividends (Note 19)	—	—	134,204
Income tax on other comprehensive income (loss) items	(40,112)	15,642	13,601
Reduction of capital in subsidiaries	—	—	(84,034)

Other comprehensive results for the year, net of taxes	93,593	(79,487)	21,588

Comprehensive loss for the year	$(457,828)	$(860,603)	$213,171

Attributable to:
Non-controlling interest	4,985	5,338	(56,018)
Grupo TMM, S.A.B. Stockholders	(462,813)	(865,941)	269,189

	$(457,828)	$(860,603)	$213,171

The accompanying notes are an integral part of these consolidated financial statements.

Grupo TMM, S.A.B. and Subsidiaries

Consolidated statements of changes in stockholders’ equity

For the years ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Mexican pesos, except number of shares)

	Number of shares issued and outstanding	Share capital	Repurchase of treasury stock	Accumulated losses	Other components of equity (Note 19)	Subtotal	Non-controlling interest	Total stockholders’ equity
Balances as of December 31, 2010	101,994,641	$1,968,162	$(46,805)	$(1,560,219)	$834,809	$1,195,947	$110,296	$1,306,243
Sale of repurchased stocks during 2011	188,200	5,579	—	(1,381)	—	4,198	—	4,198
Revaluation surplus	—	—	—	—	(2,650)	(2,650)	—	(2,650)
Translation result	—	242,992	—	(365,091)	105,576	(16,523)	15,477	(1,046)
Provision for employee benefits	—	—	—	(29,084)	—	(29,084)	—	(29,084)
Cancellation of dividends	—	—	—	134,204	—	134,204	—	134,204
Reduction of capital in subsidiaries	—	—	—	—	—	—	(84,034)	(84,034)

Total other comprehensive items for the year						90,145		21,588
Net earnings for the year	—	—	—	179,044	—	179,044	12,539	191,583

Comprehensive earnings for the year						269,189		213,171

Balances as of December 31, 2011	102,182,841	2,216,733	(46,805)	(1,642,527)	937,735	1,465,136	54,278	1,519,414

Revaluation surplus	—	—	—	—	(44,534)	(44,534)	—	(44,534)
Translation result	—	—	—	(42,989)	—	(42,989)	—	(42,989)
Provision for employee benefits	—	—	—	8,036	—	8,036	—	8,036

Total other comprehensive items for the year						(79,487)		(79,487)
Net loss for the year	—	—	—	(786,454)	—	(786,454)	5,338	(781,116)

Comprehensive loss for the year						(865,941)		(860,603)

Balances as of December 31, 2012	102,182,841	2,216,733	(46,805)	(2,463,934)	893,201	599,195	59,616	658,811

Revaluation surplus	—	—	—	151	94,600	94,751	—	94,751
Provision for employee benefits	—	—	—	(1,158)	—	(1,158)	—	(1,158)

Total other comprehensive items for the year						93,593		93,593
Net loss for the year	—	—	—	(556,406)	—	(556,406)	4,985	(551,421)

Comprehensive loss for the year						(462,813)		(457,828)

Balances as of December 31, 2013	102,182,841	$2,216,733	$(46,805)	$(3,021,347)	$987,801	$136,382	$64,601	$200,983

The accompanying notes are an integral part of these consolidated financial statements.

Grupo TMM, S.A.B. and Subsidiaries

Consolidated statements of cash flow

For the years ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Mexican pesos)

	2013	2012	2011
Cash flows from operating activities:
Loss before results of discontinued operations	$(487,939)	$(615,836)	$485,361
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	585,607	566,880	523,662
Other amortizations	84,832	108,480	139,646
Provision for taxes	4,687	8,783	41,060
Gain on the sale of properties, machinery and equipment - Net	(9,240)	(12,344)	(6,189)
Provision for interest on debt	845,723	850,919	852,795
Gain on adjudication of property	(14,063)	—	—
Gain from exchange differences	(1,277)	(38,078)	(1,158,423)
Sale of subsidiaries	(8,078)	(74,245)	—
Changes in assets and liabilities:
Restricted cash	102,622	(24,273)	80,519
Accounts receivable	(176,588)	67,266	(106,727)
Other accounts receivable and related parties	(5,401)	(137,585)	72,681
Materials and supplies	(2,828)	14,839	(25,583)
Prepayments	716	3,205	1,152
Other accounts payable and accrued expenses	141,934	174,267	(197,830)
Other non-current assets	1,779	39,314	127,846
Employee benefits	(4,880)	15,012	39,883
Operating activities discontinued business and available for sale	(71,273)	(69,561)	4,341

Total adjustments	1,474,272	1,492,879	388,833

Cash provided by operating activities	986,333	877,043	874,194
Cash from discontinued operations, net	(1,388)	39,520	16,309

Cash from operating activities, net	984,945	916,563	890,503

Cash flows from investment activities
Sale of properties, machinery and equipment	17,166	15,176	27,055
Acquisition of properties, machinery and equipment	(290,766)	(341,636)	(189,497)
Acquisition of subsidiaries	—	(54,301)	—
Sale of subsidiaries	5,760	—	—
Reduction of capital in subsidiaries			(74,874)
Investment activities discontinued business and available for sale	15,249	35,966	18,870
Sale of discontinued business	43,905	—	—

Cash used in investment activities	(208,686)	(344,795)	(218,446)

Cash flows from financing activities
Payments of debt and interest - net	(875,667)	(570,006)	(1,121,266)
Cash proceeds from obligations from the sale of receivables	—	—	(147,910)
Purchase of capital stock	—	—	1,205
Financing available for sale business	7,582	—	—

Cash used in financing activities	(868,085)	(570,006)	(1,267,971)

Effect on cash from currency fluctuation	430	(12,691)	(10,038)
Decrease in cash and equivalents	(91,396)	(10,929)	(605,952)
Cash and equivalents at year start	496,680	507,609	1,113,561

Cash and cash equivalents at year end	$405,284	$496,680	$507,609

Supplement cash disclosures
Interest paid	$862,506	$616,921	$920,962

Income tax and corporate flat tax paid	$3,016	$64,635	$12,738

The accompanying notes are an integral part of these consolidated financial statements.

Grupo TMM, S.A.B. and Subsidiaries

Notes to the consolidated financial statements

As of December 31, 2013, 2012 and 2011

(Amounts expressed in thousands of Mexican pesos, except number of shares and where otherwise indicated)

1 Nature of operations and general information

Grupo TMM, S.A.B. (“Grupo TMM” or the “Company”) is a Mexican company whose principal activity is providing multimodal transportation and logistics services to premium customers throughout Mexico. Grupo TMM provides logistics services, offshore supply shipping services, clean oil and chemical products shipping, tug-boat services, warehouse management, shipping agency, inland and seaport terminal services, container and railcar maintenance and repair, and other activities related to the shipping and land freight transport business. As noted below, in 2013 the Company disposed of a significant portion of its logistics division business.

Grupo TMM and Subsidiaries are subject to the laws and ordinances of other countries, as well as international regulations governing maritime transportation and the observance of safety and environmental regulations.

Grupo TMM’s head office is located at Avenida de la Cúspide N° 4755, Colonia Parques del Pedregal, Delegación Tlalpan, C. P. 14010, México, D. F.

Grupo TMM, S.A.B. and Subsidiaries

As of December 31, 2013 and 2012, Grupo TMM holds the percentage of equity interest indicated in the following companies:

	2013	2012
Inmobiliaria TMM, S.A. de C.V.	100%	100%
Transportación Marítima Mexicana, S.A. de C.V. f)	100%	100%
TMM Logistics, S.A. de C.V. g) and m)	100%	100%
Operadora Portuaria de Tuxpan, S.A. de C.V.	100%	100%
Terminal Marítima de Tuxpan, S.A. de C.V.	100%	100%
Transportes Líquidos Mexicanos, LTD	100%	100%
TMM Agencias, S.A. de C.V.	100%	100%
Marmex Marine México, Inc.	100%	100%
Autotransportación y Distribución Logística, S.A. de C.V.	100%	100%
Almacenadora de Depósito Moderno, S. A. de C. V.	100%	100%
Repcorp, S.A. de C.V. and subsidiary	100%	100%
TMM Parcel Tankers, S.A. de C.V.	100%	100%
TMM División Marítima, S.A. de C.V.	100%	100%
TMM Dirección Corporativa S.A.P.I. de C.V.	100%	100%
Ikusi S.A.P.I. de C.V.	100%	100%
Ficorsa Corporate Services, S.A.P.I. de C.V.	100%	100%
Sedirsa Promotora, S.A.P.I. de C.V.	100%	100%
Trasatlántica Marítima de México, S.A.P.I. de C.V. (q)	100%	100%
Promotora Satuiza, S.A.P.I. de C.V. (p)	99%	99%
Lex New Proyects, S.A.P.I. de C.V.	99%	100%
Administración Portuaria Integral de Acapulco, S.A. de C.V.	51%	51%
Servicios Administrativos API Acapulco, S.A. de C.V.	51%	51%
Comercializadora y Distribuidora Milgret, S.A.P.I. de C.V.	99%	99%
Nicte Inmobiliaria, S.A.P.I. de C.V.	99%	99%
Proserpec Servicios Administrativos, S.A.P.I. de C.V.	100%	99%
Sunev Corporation, S.A.P.I. de C.V. a)	100%	—
Olympia Overseas, S.A.P.I. de C.V. a)	100%	—
TMM Risk Management Services Agente de Seguros y de Fianzas, S.A. de C.V. b)	100%	—
Promotora Satco, S.A. de C.V. c)	—	100%
Operadora Marítima TMM, S.A. de C.V. d)	—	100%
Operadora Portuaria Lázaro Cárdenas, S.A. de C.V. d)	—	100%
Personal Marítimo, S.A. de C.V. d)	—	100%
Servicios Directivos Sedise, S.A.P.I. de C.V. d)	—	99%
Seehafen Operadora Marítima, S.A.P.I. de C.V. d)	—	100%
Servicios de Logística de México, S.A. de C.V. d)	—	100%
Servicios en Operaciones Logísticas, S.A. de C.V. d)	—	100%
Saltiva Operations, S.A.P.I de C.V. (formerly Línea Mexicana TMM, S.A. de C.V.) e)	—	100%
Bochum Services, S.A.P.I. de C.V. e)	100%	—
Munray Services, S.A.P.I. de C.V. f)	100%	—
Bamorau Servicios, S.A.P.I. de C.V. g)	100%	—
Dibacar Servicios S.A.P.I. de C.V. g)	100%	—
Inmobiliaria Dos Naciones, S. de R.L. de C.V. h)	100%	100%
Mexschiff Operación de Personal, S.A.P.I. de C.V. i)	100%	100%
Perjomar Operadora, S.A.P.I. de C.V. (formerly Perjomar Operadora de Personal, S.A.P.I. de C.V.) i) and m)	44%	100%

Grupo TMM, S.A.B. and Subsidiaries

Omexmar Operadora Mexicana Marítima, S.A.P.I. de C.V. i)	100%	100%
Siderpec Training Operadora, S.A.P.I de C.V. i)	98%	98%
Perhafen Services Marítimos, S.A.P.I. de C.V. j)	100%	100%
Arbeimeer Operadora de Personal, S.A.P.I. de C.V. j)	98%	98%
Opertraining Services, S.A.P.I. de C.V. k)	99%	98%
Acram Services, S.A. P.I. de C.V. l)	96%	—
Lacto Comercial Organizada, S.A. de C.V. d), n) and o)	—	100%

a)	On February 20, 2013, Sunev Corporation, S.A.P.I. de C.V. and Olympia Overseas, S.A.P.I. de C.V, were established under the corporate purpose of entering into contracts and agreements with the public and private sector, industrial, commercial or services, to provide all class of consulting and services.
b)	On April 26, 2013, TMM Risk Management Services Agente de Seguros y de Fianzas, S.A. de C.V. was established to provide insurance and bond brokerage services and also to purchase, sell, hold, lease, and mortgage all class of buildings and properties.
c)	On June 4, 2013, the company Promotora Satco, S.A. de C.V. was sold to an unrelated third party. The effects of this operation are not relevant.
d)	On August 31, 2013, 100% of the participation in Servicios de Logística de México, S.A. de C.V., Operadora Marítima TMM, S.A. de C.V., Operadora Portuaria de Lázaro Cárdenas, S.A. de C.V., Personal Marítimo, S.A. de C.V., Servicios Directivos Sedise, S.A.P.I. de C.V., and Servicios en Operaciones Logísticas, S.A. de C.V. were sold to unrelated third parties. Also, on July 10, 2013 and July 15, 2013, 100% of the participation in Seehafen Operadora Marítima, S.A.P.I. de C.V. and in Lacto Comercial Organizada, S.A. de C.V., were sold to an unrelated third party.
e)	On November 29, 2013, Línea Mexicana TMM, S.A. de C.V. changed its business name to Saltiva Operations, S.A.P.I de C.V., splitting on December 10 with the incorporation of Compañía Bochum Services, S.A.P.I. de C.V. Lastly, on December 19, 2013, Grupo TMM sold 99.995% of its shares in Saltiva Operations, S.A.P.I. de C.V., to an unrelated third party. The effects of this operation are not relevant.
f)	On November 30, 2013, the companies Munray Services, S.A.P.I. de C.V., and Rebarcar Corporation, S.A. de C.V., split from Transportación Marítima Mexicana, S.A. de C.V., and Rebarcar Corporation, S.A. de C.V. was sold on December 2 to an unrelated party. The effects of this operation are not relevant.
g)	On December 10, 2013, three companies split from TMM Logistics, S.A. de C.V., with Bamorau Servicios, S.A.P.I. de C.V., Dibacar Servicios S.A.P.I. de C.V., and Creaciones Daratu, S.A.P.I de C.V., as the spin-offs. The latter of these was sold on December 19 to an unrelated party and the effects of this operation are not relevant.

Grupo TMM, S.A.B. and Subsidiaries

h)	On January 31, 2012, shares in Inmobiliaria Dos Naciones, S. de R.L. de C.V., were acquired. This company engages in the construction of port facilities for the construction, repair, servicing, or major modification of vessels, and also conducts any other activity that would directly support or be related to this corporate purpose.
i)	On May 28, 2012, Mexschiff Operación de Personal, S.A.P.I. de C.V., Omexmar Operadora Mexicana Marítima, S.A.P.I. de C.V., Perjomar Operadora de Personal, S.A.P.I. de C.V. (currently Perjomar Operadora, S.A.P.I. de C.V.), and Siderpec Training Operadora, S.A.P.I de C.V. were established to provide consulting and services at Mexican ports, as regulated by the port law, and also to enter into contracts and agreements with the public and private sectors, industrial, commercial, or services, to provide all class of consulting or services.
j)	On June 14, 2012, Arbeimeer Operadora de Personal, S.A.P.I. de C.V. and Perhafen Services Marítimos, S.A.P.I. de C.V., were established to provide all class of industrial, commercial, and service consulting services and also to provide services and consulting at Mexican ports, as regulated by the port law.
k)	On June 14, 2012, Opertraining Services, S.A.P.I. de C.V., was formed to provide all class of services to third parties, including but not limited to, technical assistance and administrative services.
l)	On February 20, 2013, Acram Services, S.A. P.I. de C.V. was established to enter into contracts and agreements with the public and private sectors, industrial, commercial, or services, to provide all class of consulting and services.
m)	On March 29, 2013, were included new parties sliding to 44% the share of Grupo TMM in the Company.
n)	On June 30, 2012, Grupo TMM sold shares in Lacto Comercial Organizada, S.A. de C.V. to TMM Logistics, S.A. de C.V.; on this same date TMM Logistics, S.A. de C.V. split with the spin-off being Seehafen Operadora Marítima, S.A.P.I. de C.V., which engages in the construction, repair, servicing, maintenance, and refurbishment of all class of containers and platforms within Mexico and overseas, on its own account or for third parties.
o)	On March 31, 2013, Lacto Comercial Organizada, S.A. de C.V. split in Trasembarque, S.A.P.I. de C.V. Company, which was sold on July 15 to a third party, such operation was not relevant.
p)	On November 22, 2011, one share in Promotora Satuiza, S.A.P.I. de C.V., was sold to an unrelated party.
q)	On May 12, 2011, Trasatlántica Marítima de México, S.A.P.I. de C.V. was established to provide all class of maritime, waterway, and lake transportation services on the water routes.

Grupo TMM, S.A.B. and Subsidiaries

2 Changes in accounting policies

New and revised standards that are effective for annual periods beginning on or after January 1, 2013

These standards are described following:

IFRS 10 “Consolidated Financial Statements” (IFRS 10)

IFRS 10 replaces IAS 27 “Consolidated and Separated Financial Statements” (IAS 27) and SIC 12 “Consolidation - Special Purpose Entities. IFRS 10 revises the definition of control and provides a more extensive guide for its application. The new requirements have the potential to affect which Grupo TMM interests will be considered subsidiaries and therefore change the scope of the consolidation. The requirements for the consolidation procedures, the accounting changes for non-controlling interests, and the accounting for the loss of control in a subsidiary remain the same.

Management has reviewed its control assessments in accordance with IFRS 10 and has concluded that there is no effect on the classification (as subsidiaries or otherwise) of any of the Grupo TMM’s investees held during the period or comparative periods covered by these financial statements.

IFRS 11 “Joint Arrangements” (IFRS 11)

IFRS 11 replaces IAS 31 “Interests in Joint Ventures” (IAS 31) and SIC 13 “Jointly Controlled Entities - Non-Monetary Contributions by Ventures”. IFRS 11 revises the categories of joint arrangement and the criteria for classification into the categories, with the objective of more closely aligning the accounting with the investor’s rights and obligations relating to the arrangement. In addition, the option of IAS 31 to use proportionate consolidation for arrangements classified as jointly controlled entities under that Standard has been eliminated. IFRS 11 now requires the use of the equity method for arrangements classified as joint ventures (as for investments in associates). The Company has no arrangements that would fall under the scope of this standard.

IFRS 12 “Disclosure of Interests in Other Entities” (IFRS 12)

IFRS 12 contains, and makes compatible, the disclosure requirements for the different types of investments, including unconsolidated structured entities. The standard introduces new disclosure requirements for the risks to which the Company is exposed based on its interest in structured entities. The Company has no Interests in Other Entities that would fall under the scope of this standard.

Consequential amendments to IAS 27 “Separate Financial Statements” (IAS 27) and IAS 28 “Investments in Associates and Joint Ventures” (IAS 28)

IAS 27 now only covers separate financial statements. IAS 28 brings investments in joint ventures into its scope. However, IAS 28’s equity accounts methodology remains unchanged.

IFRS 13 “Fair Value Measurement” (IFRS 13)

IFRS 13 clarifies the definition of fair value and provides related guidance and enhanced disclosures regarding the measuring of fair value. It does not affect which items are required to be fair-valued. The scope of IFRS 13 is broad and applies to both financial lines and non-financial lines for which other IFRS require or permit fair value measures or disclosures on fair value measures, except in certain circumstances. (See Note 14).

IFRS 13 applies prospectively for years starting on or after January 1, 2013. Its disclosure requirements do not need to be applied to the comparative information for the first year of its application.

Grupo TMM, S.A.B. and Subsidiaries

Amendments to IAS 19 “Employee benefits” (IAS 19)

The IAS 19 Amendments include various changes to the accounting for employee benefits, the most significant of which involve defined benefit plans. These changes are:

•	The “corridor method” is eliminated, requiring entities to recognize the re-measurements (including actuarial profits and losses) for the period incurred in other comprehensive income.

•	Changes in the measuring and reporting of certain components of the defined benefit cost. The net amount in operations is affected by the exclusion of the components of the expected performance of the plan assets and the interest expense, which are replaced with the net expense/income from interests on the net liability/asset of the defined benefits.

•	Improved disclosure requirements, including information on the characteristics of the defined benefit plans and the risks to which entities are exposed through participation in these.

The application of the IAS 19 amendment had no material impact on Grupo TMM as the actuarial profits and losses were already being recognized in other comprehensive income, therefore the changes to this standard did not need to be applied retrospectively.

Standards amendments and interpretations to existing standards that are not yet effective and have not been adopted early by Grupo TMM.

At the date of approval of these consolidated financial statements, the IASB has published certain new standards, amendments, and interpretations to existing standards, which have not entered into effect and which have not been adopted in advance by Grupo TMM.

Management expects all pertinent pronouncements will be adopted into Grupo TMM accounting policies for the first period the pronouncement takes effect. The information regarding the new standards, amendments, and interpretations that are expected to be relevant for the consolidated financial statements of Grupo TMM are described following. Some other standards and new interpretations have been issued but these are not expected to have a material impact on the consolidated financial statements of Grupo TMM.

IFRS 9 “Financial Instruments” (IFRS 9)

The IASB intends to substitute the whole of IAS 39 “Financial Instruments: Recognition and Measuring” (IAS 39) with IFRS 9. To date, the chapters that discuss the recognition, classification, measuring, and derecognition of financial assets and liabilities have already been released. These chapters are in effect for years starting on or after January 1, 2015. Chapters dealing with impairment methodology and hedge accounting are still being developed. Also, in November 2011, the IASB tentatively decided to consider the possibility of making limited changes to the classification model for financial assets under IFRS 9 to address the problems of application. Grupo TMM Management will assess the impact of this new standard on the consolidated financial statements of Grupo TMM. Management does not expect to implement IFRS 9 until it has been completed and its overall impact can be assessed.

3 Summary of significant accounting policies

Grupo TMM and its subsidiaries prepare their consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”) and these are expressed in thousands of Mexican pesos.

Grupo TMM, S.A.B. and Subsidiaries

The accompanying consolidated financial statements were authorized and approved for issue by Board of Directors and the General Stockholders’ Meeting on April 28 and April 30, 2014, respectively.

The most significant accounting policies are summarized following:

3.1 Basis of consolidation

The consolidated financial statements include those of Grupo TMM and all of its subsidiaries. Grupo TMM controls a subsidiary when it is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary. All subsidiaries have the reporting date of December 31, 2013.

The balances and transactions between subsidiary companies have been eliminated for the purposes of consolidation, including balances and unrealized gains on transactions between Grupo TMM’s companies. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been adjusted where necessary to ensure consistency with the policies adopted by Grupo TMM.

Non-controlling interests, presented as part of the stockholders’ equity, represent the portion of a subsidiary’s profit or loss and net assets that is not held by the Grupo TMM. Grupo TMM attributes total comprehensive income or loss of subsidiaries between the owners of the parent and the non-controlling interests based on their respective ownership interests.

Associates

Associates are all entities over which Grupo TMM has significant influence but not control, generally accompanying a shareholding between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognized at their acquisition cost.

When Grupo TMM’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, Grupo TMM does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealized gains on transactions between Grupo TMM and its associates are eliminated to the extent of Grupo TMM interest the associate. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

3.2 Business combinations

Grupo TMM applies the acquisition method to accounting for business combinations. The consideration transferred by Grupo TMM to obtain control of a subsidiary is calculated as the sum of the fair values on the acquisition-date of the assets transferred, liabilities incurred, and the equity interests issued by Grupo TMM, which includes, accordingly, the fair value of any asset or liability that arises from the contingent consideration arrangement. Acquisition costs are expensed as incurred.

Grupo TMM recognizes identifiable assets acquired and liabilities assumed in the business combination independent of whether these were recognized in acquirer’s financial statements prior to the acquisition. Assets acquired and liabilities assumed are generally measured at their acquisition-date fair value.

Grupo TMM, S.A.B. and Subsidiaries

Goodwill is stated after the individual recognition of identifiable intangible assets. It is calculated as the excess on the sum of a) the fair value of the consideration transferred, b) the amount recognized for any non-controlling interest in the entity acquired, and c) the fair value on the acquisition date of any equity interest in the acquire, over the acquisition-date the fair values of the identifiable net assets. If the fair values for the identifiable net assets exceed the sum calculated above, this excess amount (e.g. gain on a bargain purchase) is immediately recognized in profit or loss.

3.3 Foreign currency translation

Functional and presentation currency

As of December 31, 2013 and 2012, the functional and reporting currency is the Mexican peso. As of January 1, 2012, the Company decided to change its functional and reporting currency from US dollars to Mexican pesos since this is the currency of the primary economic environment in which Grupo TMM operates. The procedures for converting the functional currency were applied prospectively as of said date, as follows:

•	All asset and liability lines for each statement of financial position for 2011 and 2010 were converted to the new operating currency using the exchange rate of $13.9476 and $12.3817 Mexican pesos per US dollar, respectively.

•	In the case of non-monetary items, the resulting amounts converted on this date were considered at their corresponding historic costs.

•	The revenue and costs on the consolidated income statement and comprehensive income were converted at the exchange rates for the transaction dates.

•	All resulting exchange differences were reported in the comprehensive income as part of the “Translation result”.

•	The translation effect in 2012 of the non-monetary items originated in pesos (fixed assets, intangible assets, and prepaid expenses) is originated by the difference in between the historical original value and the translation of such lines at the exchange rate of $13.9476, when registering such lines at their historical value in pesos.

Valuation of foreign currency

Monetary assets and liabilities denominated in foreign currency are translated into the functional currency at current exchange rates. The difference between the exchange rate on the date of the transaction and the exchange rate on the settlement date, or if not settled the date of the statement of financial position, is included in the consolidated income statements as gain or loss from exchange differences.

3.4 Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and demand deposits, together with other highly liquid and short-term investments that are readily convertible into known amounts of cash and which are subject to insignificant risk of change in their value.

3.5 Restricted cash

Restricted cash represents the amount required to guarantee payments according to the obligations arising from the debt agreements for the acquisition of vessels and trust certificates (see Note 15).

Grupo TMM, S.A.B. and Subsidiaries

3.6 Materials and supplies

Materials and supplies, consisting mainly in fuel and items for the maintenance of property and equipment, are valued at the lower of the average cost and the net realizable value.

3.7 Prepayments

Represent prepayments for services that will be received in the future and are amortized in the period when said services are received.

3.8 Property, machinery and equipment

Land and buildings

The land and buildings used in the operation are reported at their revalued amounts. Revalued amounts are fair values determined by appraisals conducted by external professional valuers every three years or before if the market factors indicate a significant change in fair value.

Any revaluation surplus is recognized as part of other comprehensive income and forms part of “Other components of equity” in stockholder’s equity. Insofar as any decrease from revaluation or loss due to impairment has been previously recognized, an increase in the revaluation is credited to earnings for the remaining portion of the increase recognized in other comprehensive income. Decreases from revaluation incurred by land or a building are recognized when the appraisal or proof of impairment is delivered, with the corresponding decrease affecting other comprehensive income up to the amount of any revaluation surplus within the “Revaluation surplus” account for this asset and any remnant decrease is recognized in profit or loss. Any revaluation surplus remaining in the stockholders’ equity on the disposal of the asset is transferred to retained earnings.

The depreciation of buildings is recognized using the straight line method to write down its carrying value less its estimated residual value. As no finite useful life for land can be determined, related carrying amounts are not depreciated.

Machinery and equipment

Machinery and equipment are stated at construction or acquisition cost. Acquisitions through capital leases or charter arrangements with an obligation to purchase are capitalized based on the present value of future minimum payments, recognizing the related liability. Depreciation of machinery and equipment is computed using the straight-line method based on the useful lives of the assets net of the estimated residual value.

Recurring maintenance and repair expenditures are charged to operating expenses as incurred. Major repairs to vessels (docks) are capitalized and amortized over the period in which benefits are expected to be received (two to five years for vessels).

The material residual values and the estimated useful life are adjusted as necessary, at least once a year.

Gains or losses from the disposal of property, machinery and equipment are determined as differences between the disposal proceeds and the carrying amount of the assets and are recognized in profit or loss as part of “Other income (expenses)”, accordingly (see Note 20).

Grupo TMM, S.A.B. and Subsidiaries

3.9 Intangible assets

Recognition of intangible assets

Concession rights

Concession rights correspond to payments made for the rights to operate assets under concession, which are stated at cost and are amortized over the terms specified in the corresponding agreements.

Software

Software licenses acquired are capitalized on the basis of costs incurred to acquire and install the specific software.

Trademark

The trademark acquired on a business combination that qualifies for separate recognition is considered an intangible asset and is recorded at its fair value.

Subsequent measurement

Intangible assets are accounted for using the cost model by which the net capitalized costs of their residual value are amortized using the straight-line method throughout their estimated useful lives, in the case of the concession rights; these are amortized according to the term specified in the corresponding agreement. The residual values and useful lives are reviewed on each reporting date. The trademark is considered an intangible asset with an indefinite life therefore it is subject to impairment tests annually as described in Note 13.

The amortization is included in the consolidated income statement as part of the depreciation and amortization item.

Subsequent expenditures to preserve software and trademarks are expensed as incurred.

3.10 Impairment of long-lived assets

The value of intangible and long-lived assets is reviewed periodically and losses are recorded for impairment when there are events or circumstances indicating that carrying amount cannot be recovered. Loss from impairment is determined when the carrying amount exceeds the respective recoverable amount, which is the greater of the net sale value and the value in use. For the purposes of evaluating the impairment, assets are analyzed in the greatest detail possible and identified separately with their respective cash flows discounted. At December 31, 2013 and 2012, no losses from impairment were reported.

3.11 Leased assets

Financial leases

The economic ownership of the leased asset is transferred to the leaseholder if they substantially assume all the risks and rewards related to the ownership of the leased asset. The corresponding asset is then recognized at the start of the lease at the fair value for the leased asset, or if lower, at the present value of the minimum lease payments plus incidentals, accordingly. A corresponding amount is recognized as a liability for financial leasing, independent of whether some of the lease payments are settled in advance of the lease start date.

Grupo TMM, S.A.B. and Subsidiaries

The corresponding liability decreases by the lease payments net of the financial expenses. The interest component in the lease payment represents a portion of the capital balance outstanding and is charged to operations as financial costs over the lease period.

Notes 3.8 above and 8 describe the depreciation methods and estimated useful lives, respectively, for assets under financial leases.

Operating leases

All other leases are treated as operating leases. Payments on operating lease agreements are recognized as an expense on a straight-line basis over the lease term. The associated costs, such as maintenance and insurance, are expensed as incurred.

3.12 Financial instruments

Recognition, initial measurement and derecognition

Financial assets and liabilities are recognized when the Company is party to the contractual provisions of a financial instrument and are initially measured at fair value adjusted for the transaction costs, except for the financial assets and liabilities that are measured at their fair value through profits or losses, which are initially measured at fair value.

Financial assets are derecognized when the contractual rights to the cash flows from a financial asset expire, or when the financial asset and all the substantial risks and benefits have been transferred. A financial liability is derecognized as extinguished, discharged, cancelled, or expired. Financial assets and liabilities are subsequently measured as described following.

Classification and subsequent measurement of financial assets

For the purposes of subsequent measurement, financial assets that are not those designated and effective as hedging instruments are classified into the following categories when they are initially recognized:

•	loans and receivables;

•	financial assets at fair value through profits or losses;

•	held-to-maturity investments;

•	available-for-sale financial.

The Company’s financial assets are classified into the category of loans and receivables, and available for sale. These financial assets are impaired when there is objective evidence that the financial asset or group of financial assets has been impaired. Different criteria are applied to determine the impairment for each category of financial assets, as described following.

All income and expenses related to financial assets which are recognized in profit or loss are reported in the comprehensive financing cost, except for the impairment of the client accounts receivable, which are reported in “other income (expenses)”.

Grupo TMM, S.A.B. and Subsidiaries

Loans and accounts receivable

Loans and accounts receivable are non-derivative financial assets with fixed or determinable payments that are not traded on an active market. After the initial recognition, these are measured at amortized cost using the effective interest method, less the provision for impairment. The discount is omitted when the effect of the discount is immaterial. The cash and cash equivalents of Grupo TMM, and also the trade receivables, and most of the other accounts receivable fall under this category of financial instruments.

Individually significant accounts receivable are considered for impairment when these are in arrears or when there is objective evidence that a specific payment will fall into default.

Financial assets available for sale

Financial assets available for sale are non-derivative financial assets that are assigned to this category or do not qualify to be included in any of the other categories of financial assets. The Company’s financial assets available for sale consist of various investments in shares on which Grupo TMM does not hold any significant control or influence.

These investments in shares are measured at cost less any charge for impairment, as their fair value cannot be currently estimated reliably. Charges for impairment are recognized in operations.

Classification and subsequent measuring of financial liabilities

The financial liabilities of Grupo TMM include financial debt, suppliers, and other accounts payable and derivative financial instruments.

Financial liabilities are subsequently measured at amortized cost using the effective interest method. All derivative financial instruments that are not designated and are not effective as hedges are accounted for at fair value through profits or losses.

All interest-related charges are recognized in operations and included in the item “interest expense” in the consolidated income statement.

3.13 Provisions, contingent liabilities and contingent assets

Provisions are recognized when the present obligations resulting from a past event will probably lead to an outflow of Grupo TMM economic resources and the amounts can be reliably estimated. Timing or amount of the outflow may still be uncertain. A present obligation arises from a presence of a legal or constructive commitment that has resulted from past events. Provisions are not recognized for future operating losses.

Provisions are the estimated amounts required to be expended to settle the present obligation based on the most reliable evidence available at the date of the consolidated financial statements, including the risks and uncertainties associated with the present obligation.

When there are several similar obligations, the likelihood that an outflow will be required in settlement is determined considering the class of obligations as a whole. Provisions are discounted at their present value, where the time value of money is material.

Grupo TMM, S.A.B. and Subsidiaries

Any reimbursement that Grupo TMM can be virtually certain to collect from a third party regarding an obligation is recognized as a separate asset. However, this asset may not exceed the amount for the related provision.

All provisions are reviewed on the issue of the financial statements and adjusted to reflect the current best estimate.

When the possible outflow of economic resources for present obligations is remote or improbable, this is not recognized as a liability, unless it was assumed in the course of a business combination.

Possible inflows of economic benefits to Grupo TMM that do not yet meet the recognition criteria of an asset are considered contingent assets.

3.14 Income tax and corporate flat tax, prepaid or deferred

Deferred income tax is determined using the comprehensive liability method, based on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements. Currently enacted or substantively enacted tax rates are used in the determination of deferred income tax.

Until December 31, 2013, the Corporate Flat Tax was a tax that co-existed with Income Tax, therefore the Company developed projections based on reasonable, reliable assumptions properly supported, which represented Management’s best estimate where it had identified that the expected trend was essentially that Income Tax would be incurred by Grupo TMM in future years. Accordingly, only deferred Income Tax was recognized as of this date.

The Corporate Flat Tax Law has been repealed as of January 1, 2014, however as the Company had estimated Income Tax would be incurred in future years there were no effects that needed to be recognized in the consolidated financial statements as a result of the Law being repealed.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit against which temporary differences can be utilized will be available (see Note 22).

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Changes to the assets and liabilities due to deferred taxes are recognized as a component of provision for income taxes in the consolidated income statement, except when these are associated with items that are recognized in other lines in the comprehensive income (such as the revaluation of properties) or directly in the stockholders’ equity, in which case the deferred tax in question is reported in other items in the comprehensive income or stockholders’ equity, respectively.

3.15 Statutory employee profit sharing

The statutory employee profit sharing is determined applying the rate of 10% on taxable income, adjusted as provided for by the Income Tax Law. The statutory employee profit sharing accrued is considered an ordinary expense associated with employee benefits.

Grupo TMM, S.A.B. and Subsidiaries

3.16 Post-employment benefits and short-term benefits for employees Post-employment benefits

Defined benefit plans

The seniority pension to which employees are entitled after 15 years of service and after having retired at the age of 60, are expensed in the years in which the services are rendered (see Note 24).

In addition, the Company has pension plans for certain employees who retire after the age of 65 (or early retirement at 60 or 55), in addition to having completed a minimum 15 years of service, which are expensed in the years in which the services are rendered (see Note 24).

Under the defined benefits plan, the pension amount an employee will receive upon retirement is determined in reference to the time of service and salary determined for each case based on the plan. The legal obligation of the benefits lies with Grupo TMM, even if the plan’s assets to finance the defined benefits plan are separate. The plan’s assets may include assets specifically designated in a long-term benefit fund.

The liability recognized in the consolidated statement of financial position for the defined benefits plans is the present value of the defined benefits obligation (DBO) as of the reporting date less the fair value of the plan assets.

Management estimates the DBO annually with the assistance of independent actuaries, based on the standard inflation rate, the salary growth rate, and the mortality rate. The discount factors are determined near the close of each year in reference to the high quality corporate bonds that are denominated in the currency in which the benefits will be paid and which have maturities similar to the terms on the corresponding pension liability.

The net cost for the defined benefits liability period is included in the item “Salaries, wages and employee benefits” in the consolidated income statements.

Indemnifications

Indemnifications that are not substitutive of retirement, paid to personnel who leave the company due to restructuring or any other reason, are charged to the operations for the period when incurred or provisions are created when there is a present obligation of these events, with a probability of an outflow of resources and this obligation can be reasonably estimated.

As of January 1, 2012, Grupo TMM decided to voluntarily cancel its accounting policy on the reserve for indemnification payments resulting from dismissals of personnel under 55 years of age, as this benefit was withdrawn and as possible future restructuring costs will no longer involve the payment of these benefits on termination of employment. The effects of this change in policy were applied retrospectively.

Grupo TMM, S.A.B. and Subsidiaries

Short-term employee benefits

Short-term employee benefits, including vacation entitlement, are current liabilities included in “Accounts payable and accrued expenses”, measured at the amount Grupo TMM expects to pay as a result of time not taken; as these liabilities are short-term, they were not discounted as their effect is considered immaterial.

3.17 Share capital and reserves

Common shares are classified as equity. Grupo TMM does not have other equity instruments in addition to its common stock.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of taxes, from the proceeds. Incremental costs directly attributable to the issue of new shares or options, or for the acquisition of a business, are included in the cost of acquisition as part of the purchase consideration.

The cumulative operations include all current earnings and for previous periods.

Other components of equity capital include:

•	revaluation surplus, including gains from the revaluation of properties;

•	statutory reserve, corresponds to the separation of earnings withheld to this reserve;

•	premium on the issue of convertible obligations, equal to the amount received over the nominal value of the obligation;

•	translation result represents the effect of the exchange rate on the operating currency.

3.18 Recognition of revenue, costs and expenses, and loan costs

Revenue

Revenue comprises the fair value of the consideration received or receivable for services provided, net of rebates and discounts.

Revenue from bareboat vessel leasing is recognized monthly according to the number of days elapsed and during the term of the corresponding contract. Revenue from voyages, when their duration is longer than two months, is recognized proportionally as a shipment moves from origin to destination.

Revenue associated with ground transportation services and other non-maritime transactions are recognized at the time the services are rendered and when accepted by the client.

Costs and expenses

The costs and expenses for ground transportation and also those related to other maritime operations are recognized when the services are rendered.

Financing costs

Interest income and expense are reported as accrued using the effective interest method and are reported as part of the comprehensive financing cost.

Grupo TMM, S.A.B. and Subsidiaries

3.19 Segments

Grupo TMM has three operating segments: specialized maritime division, logistics division, and ports and terminals division. During 2013, the Company disposed of a significant portion of the logistics division segment. In identifying its operating segments, Management follows Grupo TMM’s service lines, which represent the main services provided by Grupo TMM.

Each of these operating segments is managed separately as each of these service lines requires different technologies and other resources as well as marketing approaches. All inter-segment transfers are carried out at market prices.

The accounting policies Grupo TMM uses for segment reporting are the same as those used in its consolidated financial statements, with the exception that corporate assets which are not directly attributable to the business activities of any operating segment are not allocated. In the financial periods presented, the primarily applies to the Grupo TMM’s head office.

3.20 Discontinued operations

Results for discontinued operations

A discontinued operation is a component of the entity that has been disposed of, or has been classified as held for sale, and:

•	Represents a significant separate line of business or a geographic area of operations;

•	Is part of a specific coordinated plan to dispose of a significant separate line of business; or

•	Is a subsidiary acquired solely for the purpose of sale.

The gains or losses on discontinued operations, including components of gains or losses from previous years are reported as a single line item on the consolidated income statements. This amount, which includes the gains or losses after taxes for discontinued operations and the gains or losses after taxes resulting from measuring and disposing of assets classified as held for sale, are discussed in more detail in Note 18.

The disclosures for discontinued operations in the previous year are related to all the operations that have been discontinued by the reporting date of the latest period presented.

Non-current assets held for sale and discontinued operations

When Grupo TMM intends to sell a non-current asset or a group of assets (a group held for sale), and if the sale is highly probable within the next 12 months, the assets or group held for sale are classified as “held for sale” and are reported separately in the consolidated statement of financial position.

Assets classified as “held for sale” are measured at their carrying value immediately prior to the classification as held for sale, or at their fair value less their cost of sale, whichever is less. No asset classified as “held for sale” is subject to depreciation or amortization after being so classified.

Grupo TMM, S.A.B. and Subsidiaries

3.21 Management reporting judgments on applying accounting policies and uncertainty in estimates

On preparing the consolidated financial statements, Management makes various assumptions, estimates, and judgments to recognize and measure assets, liabilities, income and expenses.

Management reporting judgments

The reporting judgments made by Management as to the application of the accounting policies of Grupo TMM that would have a material effect on the consolidated financial statements are described following.

Deferred tax assets

The amount for which a deferred tax asset can be recognized is based on the assessment of the probability of obtaining future fiscal earnings for which Grupo TMM’s deferred tax assets can be used. In addition, reporting judgment is required to evaluate the impact of certain legal, fiscal, and/or economic limits (see Note 22).

Uncertainty regarding estimates

The information for reporting judgments, estimates, and assumptions that has the most significant effect on the recognition and measuring of assets, liabilities, income and expenses is provided following; actual results may differ substantially.

Impairment of long-lived assets

On assessing impairment, Management determines the recoverable value for each asset or cash generating unit based on the expected future cash flows and determines an adequate interest rate to be able to calculate the present value of these cash flows. The uncertainty in the estimate is related to the assumptions regarding results of future operations and the determination of an adequate discount rate.

Useful lives of depreciable assets

Management reviews the useful lives of the depreciable assets on each reporting date, based on the expected use of each asset. The uncertainty in these estimates is derived from the technical obsolescence that could change the expected use of vessels and other equipment.

Defined benefit obligation

Management’s estimate of the DBO is based on a number of critical assumptions, such as inflation rates, mortality rates, discount rate, and a consideration for future salary increases. The variances in these assumptions can impact the amount of the DBO and the corresponding annual expense for defined benefits (the analysis is provided in Note 24).

Fair value measurement

Management uses valuation techniques to measure the fair value of its properties through independent appraisers. This results in Management preparing estimates and assumptions based on market information and using observable data that could be used by market participants to assign a price to properties. These fair value estimates for financial instruments can vary from the actual prices obtained on operations at market value on the reporting date (see Note 14).

Grupo TMM, S.A.B. and Subsidiaries

4 Going concern

The accompanying consolidated financial statements have been prepared under the assumption the Company will continue as a going concern in accordance with the International Financial Reporting Standards issued by the IASB. The Company has incurred significant net losses in 2013 and 2012, principally as a result of its comprehensive financing cost. These conditions, along with other matters, raise significant and substantial doubt the Company´s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Company Strategy

The maritime business has been improving in its performance in recent years, becoming more efficient with the same level of income, consolidating as the most profitable business for Grupo TMM. In addition, Management continues to work on the implementation of the five year growth plan, which includes the following progress and projects:

Short term

In the third quarter of 2013, Grupo TMM sold the truck transportation and haul-away trailers business (logistics division segment) which did not generate the results expected. With this disincorporation, the operating results are expected to improve as efforts will be focused on the profitable businesses.

Medium term

Grupo TMM plans to develop a container terminal and a liquids terminal at the port of Tuxpan, Veracruz. The container terminal will offer service to the growing demand in the Gulf of Mexico, taking advantage of the growth of the Mexican market. The objective of the liquids terminal will be to manage both current imports and also the expected increase in the importation of gasoline and diesel, through the construction of a pipeline and a mooring position. This terminal is expected to start operations at the beginning of 2016 as only the completion of the Mexico City-Tuxpan highway remains pending. Construction of the highway has been delayed due to problems with the land. These terminals are expected to contribute a significant portion of the expected revenue.

Grupo TMM is considering increasing its fleet of supplier ships with specialized vessels to face the growing demand for deep water exploration in Mexico.

According to the Business Plan, in 2013 Grupo TMM started to purchase vessels, which will continue in 2014 until nine vessels are added; seven under 10-year financial leasing at 15%, one under Time Charter (crew and costs at the expense of the leaseholder) and the other under Bareboat (crew and costs at the expense of the lessor).

The Company will commence the business of cabotage in the Pacific in 2014, which will start with a chartered vessel until optimal levels are reached to justify the acquisition of a vessel.

The successful implementation of these projects in the medium term will allow Grupo TMM to grow with high return assets and operations, significantly improving the Company’s capital structure and increasing its value for stockholders. The implementation of these medium term projects will be funded by a combination of capital and debt.

Grupo TMM, S.A.B. and Subsidiaries

In addition, Grupo TMM has started a study to improve the debt profile in order to reduce its financing cost and improve the flows available for investment, through the capitalization of approximately 40% of the Trust Certificates.

5 Cash and cash equivalents

Cash and cash equivalents at December 31, 2013, 2012 and 2011 are summarized as follows:

	2013	2012	2011
Cash on hand	$767	$960	$2,640
Banks	69,918	48,059	52,959
Investments	334,599	447,661	452,010

	$405,284	$496,680	$507,609

6 Other accounts receivable

Other accounts receivable at December 31, 2013, 2012 and 2011 are summarized as follows:

	2013	2012	2011
Recoverable income taxes	$35,365	$68,096	$33,223
Services for port, maritime and other operations	54,243	95,716	105,179
Insurance claims	17,694	35,776	21,898
Employees	8,154	41,193	34,534
Other recoverable taxes	7,620	7,131	5,049
Others	47,415	47,802	44,981

	$170,491	$295,714	$244,864

7 Prepayments

Prepayments at December 31, 2013, 2012 and 2011 are summarized as follows:

	2013	2012	2011
Prepaid expenses	$1,849	$3,377	$6,472
Fleet insurance	8,275	7,993	7,769
Prepaid insurance premiums	2,066	1,536	2,859

	$12,190	$12,906	$17,100

8 Leases

Financial leases as lessee

The Company holds two financial leases, the first is on a vehicle which started in December 2012 and will end in December 2016; the second is on a vessel named “Subsea 88”, which started in November 2013 and will end in October 2023. At December 31, 2013 and 2012 the net carrying value for the units is $159,791 and $1,805, respectively. At December 31, 2011 the Company had no financial leases.

Grupo TMM, S.A.B. and Subsidiaries

The financial leasing liabilities (see Note 15) are secured by the associated assets held under this modality. Future minimum finance lease payments at the end of each reporting period are:

	Within the 1 year	1 to 3 years	3 to 5 years	After 5 years	Total
Balance at December 31, 2013
Lease payments	$26,692	$53,457	$52,457	$183,011	$315,617
Financial charges	(22,552)	(42,897)	(39,027)	(69,489)	(173,965)

Net present values	$4,140	$10,560	$13,430	$113,522	$141,652

Balance at December 31, 2012
Lease payments	$464	$928	$464	$—	$1,856
Financial charges	(183)	(230)	(34)	—	(447)

Net present values	$281	$698	$430	$—	$1,409

The financial lease contract for “Subsea 88” includes monthly lease payments and a purchase option at the end of the term.

Operating leases as lessor

The Company holds three operating leases, the first corresponds to the head office building, which started in March 2006 and originally expired in February 2021, with the option to buy at year 5, 10 and at the end of the lease; this lease is being restructured through a new contract being signed in March 2014, which will bear a term of 15 years, expiring in February 2029. The second is on computer equipment, which started in December 2012 with a 36 month term. The third is on 3 forklifts for container maintenance operations, which started in December 2013 and has a 48 month term.

The minimum future payments for the leases are:

	Within 1 year	1 to 3 years	3 to 5 years	After 5 years	Total
Lease payments
At December 31, 2013	$62,966	$84,579	$70,283	$569,512	$787,340

At December 31, 2012	$91,195	$117,242	$64,527	$605,572	$878,536

At December 31, 2011	$102,174	$107,656	$104,491	$242,062	$556,383

9 Concession rights

The Company holds concessions to operate the cruise and vehicle terminal at the port of Acapulco and the tugboat services at the port of Manzanillo. Under these concession agreements, the Company is obliged to keep the facilities included in the concession in good condition. At the end of the concessions, these facilities will revert to the federal government.

Therefore the concession rights and the partial rights assignments provide for rights in favor of the federal government (see Note 26).

The Company is in compliance with its obligation to maintain the concession facilities in good condition.

Grupo TMM, S.A.B. and Subsidiaries

The concession rights at December 31, 2013, 2012 and 2011 are summarized following:

	2013	2012	2011	Years to amortize
Administración Portuaria Integral de Acapulco (1)	$94,607	$94,607	$94,607	10
Transportación Marítima Mexicana (2)	30,266	30,266	30,266	—

	124,873	124,873	124,873
Accumulated amortization	(96,491)	(92,706)	(88,930)

Concession rights – net	$28,382	$32,167	$35,943

The amortization of the concession rights for the years ended December 31, 2013, 2012 and 2011 was $3,785, $3,785 and $3,776, respectively.

(1)	Concession expires June 2021.
(2)	Renewal expires January 2015. In January 2007, the total value of this concession was amortized prior to the renewal.

10 Property, machinery and equipment

Property, machinery and equipment at December 31, 2013, 2012 and 2011 are summarized as follows:

	2013
	Net balances at year start	Additions	Disposals	Transfers and others		Depreciation / impairment	Net balances at year end	Estimated useful lives (years)
Vessels	$7,350,720	$170,126	$2,964	$995		$488,030	$7,030,847	25
Shipyard	57,979	—	—	—		1,679	56,300	40
Major vessel repairs	107,760	68,277	—	2,416		78,526	99,927	2.5
Buildings and facilities	230,774	196	—	(14,176	) (1)	9,543	207,251	20 & 25
Warehousing equipment	5,753	470	—	(4,393)		1,812	18	10
Computer equipment	1,436	13	37	(39)		885	488	3 & 4
Terminal equipment	7,926	980	—	(1,975)		1,474	5,457	10
Ground transportation equipment	212,484	3,911	13,761	(173,561	) (2)	18,220	10,853	4.5 & 10
Other equipment	11,989	457	404	(1,777)		1,960	8,305

	7,986,821	244,430	17,166	(192,510)		602,129	7,419,446
Land	1,401,551	—	—	(63,137	) (1)	—	1,338,414
Construction in progress	328,281	46,336	—	(79,359)		—	295,258

	$9,716,653	$290,766	$17,166	$(335,006)		$602,129	$9,053,118

Grupo TMM, S.A.B. and Subsidiaries

	2012
	Net balances at year start	Additions	Disposals	Transfers and others		Depreciation / impairment	Net balances at year end	Estimated useful lives (years)
Vessels	$7,634,540	$13,208	$2,751	$181,672		$475,949	$7,350,720	25
Shipyard	—	—	—	59,503	(3)	1,524	57,979	40
Major vessel repairs	83,267	93,612	—	(12,663)		56,456	107,760	2.5
Buildings and facilities	248,323	—	—	(7,419	) (5)	10,130	230,774	20 & 25
Warehousing equipment	8,326	390	—	(584)		2,379	5,753	10
Computer equipment	4,603	740	—	13		3,920	1,436	3 & 4
Terminal equipment	8,773	534	—	92		1,473	7,926	10
Ground transportation equipment	263,748	11,766	40,793	13,192		35,429	212,484	4.5 & 10
Other equipment	13,657	178	—	349		2,195	11,989

	8,265,237	120,428	43,544	234,155		589,455	7,986,821
Land	1,376,460	—	—	25,091	(4)	—	1,401,551
Construction in progress	371,006	230,775	—	(273,500)		—	328,281

	$10,012,703	$351,203	$43,544	$(14,254)		$589,455	$9,716,653

	2011
	Net balances at year start	Additions	Disposals	Transfers and others	Depreciation / impairment		Net balances at year end	Estimate useful life (years)
Vessels	$7,138,892	$2,636	$—	$961,623	$468,611	(6)	$7,634,540	25
Dry-docks:
Major vessel repairs	71,950	68,608	—	9,016	66,307		83,267	2.5
Buildings and facilities	196,807	725	725	64,292	12,776		248,323	20 & 25
Warehousing equipment	11,317	—	—	594	3,585		8,326	10
Computer equipment	7,429	823	—	968	4,617		4,603	3 & 4
Terminal equipment	9,137	614	—	2,397	3,375		8,773	10
Ground transportation equipment	329,824	711	28,230	9,981	48,538		263,748	4.5 & 10
Other equipment	13,484	363	167	2,780	2,803		13,657

	7,778,840	74,480	29,122	1,051,651	610,612		8,265,237
Land	1,323,183	—	4,352	57,629	—		1,376,460
Constructions in progress	328,400	139,978	—	(97,372)	—		371,006

	$9,430,423	$214,458	$33,474	$1,011,908	$610,612		$10,012,703

All the amounts for depreciation and impairment are included as part of the depreciation and amortization on the consolidated income statements.

The accumulated depreciation on property, machinery and equipment at December 31, 2013, 2012 and 2011 is $3,410,111, $3,212,168 and $2,666,004, respectively.

Grupo TMM, S.A.B. and Subsidiaries

(1)	Includes the revaluation surplus of lands for $104,433 and for buildings and facilities for $30,926 for a total of $135,359, and also includes transfers from the removal of discontinued business and available for sale.
(2)	Primarily includes the removal of the equipment for discontinued business.
(3)	On January 30, 2012, Grupo TMM acquired a shipyard at the port of Tampico, representing an investment of $54,301. This shipyard is for ship repairs and has two floating docks with a capacity of 3,000 metric tons.
(4)	Includes the addition of the Inmobiliaria Dos Naciones, S.A. de C.V. land for $65,358 and the reversion of the property revaluation surplus of $40,882.
(5)	Includes reversion of revaluation surplus for $3,652.
(6)	In 2011, the Company determined impairment of $11,200 for the Vessel Tula.

If the cost model had been used, the revalued carrying amounts for land and for buildings and facilities at December 31, 2013 would be $47,986 and $161,083, respectively. The revalued amounts include a revaluation surplus of $1,344,153 before taxes, which is not available for distribution to stockholders.

Fair value measurement

See Note 14 regarding the measuring of fair value for land and buildings.

Guarantees

At December 31, 2013, 32 vessels are securing the issue of Trust Certificates. In addition, 3 vessels are securing financing with DVB Bank and the financial lease with FTAI Subsea 88. Also, there are 12 properties securing various bank loans.

At December 31, 2012 and 2011, 24 supplier ships, 5 tanker vessels, and 5 tugboats were securing the issue of Trust Certificates. In addition, there were 10 properties, including the “La Moderna” property, securing the Bancomext loan. Also, 39 tractor-trailers were securing the financing received from DC Automotriz Servicios.

11 Other non-current assets

Other non-current assets at December 31, 2013, 2012 and 2011 are shown following:

	2013	2012	2011
Prepaid expenses	$35,267	$57,163	$62,373
Other investments in shares - net (1)	28,460	26,934	31,899
Security deposits	1,716	8,636	9,205

	$65,443	$92,733	$103,477

(1)	Corresponds to investments in companies in which Grupo TMM does not have control or significant influence; these investments are recognized and valuated at their acquisition cost.

Grupo TMM, S.A.B. and Subsidiaries

12 Intangible assets

Intangible assets at December 31, 2013, 2012 and 2011 are summarized as follows:

	2013
	Net balances at year start	Additions	Disposals	Transfers and others	Amortization / impairment	Net balances at year end	Estimated useful lives (years)
Software	$6,739	$—	$27	$470	$2,983	$4,199	3 & 5
Trademarks (1)	125,528	—	—	—	—	125,528	Indefinite

	$132,267	$—	$27	$470	$2,983	$129,727

	2012
	Net balances at year start	Additions	Disposals	Transfers and others	Amortization / impairment	Net balances at year end	Estimated useful lives (years)
Software	$4,673	$7,342	$—	$234	$5,510	$6,739	3 & 5
Trademarks (1)	125,528	—	—	—	—	125,528	Indefinite
Non-competition rights (2)	28,732	—	—	(5,910)	22,822	—	5

	$158,933	$7,342	$—	$(5,676)	$28,332	$132,267

	2011
Software	$1,250	$3,180	$—	$4,539	$4,296	$4,673	3 & 5
Goodwill (ADEMSA) (3)	129,082	—	—	16,322	145,404	—
Trademarks (1)	111,434	—	—	14,094	—	125,528
Non-competition rights (2)	51,012	—	—	6,452	28,732	28,732	5

	$292,778	$3,180	$—	$41,407	$178,432	$158,933

(1)	Corresponds to the rights on the Marmex trademark associated with the specialized maritime division segment, specifically the supplier ship operation. This trademark is subject to annual impairment testing under IAS 36.
(2)	A stockholder with significant influence in the business decision making of Grupo TMM decided to sell her holdings. In view that this individual also had knowledge of business plans, market condition, as well as relationships with customers and vendors of Grupo TMM, the Board of Directors approved the Company on November 20, 2007 to enter into a non-competition agreement for a 5 year period with this individual; this agreement provides for a penalty of US$14.3 million (approximately $186,832) in the event of breach. At December 31, 2012, this agreement had expired.
(3)	The goodwill arises from the purchase of Almacenadora de Depósito Moderno, S.A. de C.V., (“ADEMSA”). The value of the intangible asset for customer relations could not be reasonably estimated; therefore it is included in the value for this goodwill. It was decided to cancel the goodwill following the annual impairment trial balance performed in 2011.

The “ADEMSA” goodwill, the non-competition rights, and the Marmex trademark are subject to an annual impairment assessment in accordance with IAS 36.

Grupo TMM, S.A.B. and Subsidiaries

13 Impairment of long-lived assets

At December 31, 2013, 2012 and 2011, Grupo TMM has performed annual impairment tests. The recoverable amounts for the cash generating units were determined based on calculations of value in use and fair value less costs of disposal as follows:

Vessels and trademark

Vessels are identifiable assets that individually generate cash flows which are largely independent from the flows from other assets or groups of assets. The trademark is considered an asset that does not generate flows independently therefore this was grouped with the vessels as a cash-generating unit (specialized maritime division segment) together with other long-lived assets in this segment. The recoverable amount for these assets was determined as their value in use. At December 31, 2013 and 2012, no losses for impairment were determined for these assets. At December 31, 2011 the Company determined impairment of $11,200 for the Vessel Tula.

Properties

The recoverable amount of properties was determined as their fair value less costs of disposal, which are considered immaterial in terms of the fair value. The determination of fair value is described in Note 14 following. At December 31, 2013, 2012 and 2011, no losses for impairment were determined for these assets.

Corporate assets and other long-lived assets

These assets were not identified with any cash-generating unit; therefore these were evaluated at the Grupo TMM level. The recoverable amount for these assets was determined as their value in use. At December 31, 2013, 2012 and 2011, no losses for impairment were determined for these assets.

The recoverable amounts for cash-generating units were determined based on calculations of the value in use, covering a detailed three-year projection, followed by an extrapolation of the cash flows operated for the useful lives remaining for the units using the growth rates determined by Management. At December 31, 2013, 2012 and 2011, the recovery values for the cash-generating unit are $16,494,751, $17,091,506 and $16,320,063, respectively.

The present value of the cash flows expected for each segment was determined applying an appropriate discount rate.

	2013		2012		2011
	Growth rate	Discount rate	Growth rate	Discount rate	Growth rate	Discount rate
Vessels	2.00%	4.98%	2.00%	5.09%	2.00%	5.29%

Growth rates

The growth rates reflect the long-term average for these rates for the specialized maritime segment (all publicly available).

Discount rates

The discount rate reflects adequate adjustments associated with the market risk and the specific risk factors.

Grupo TMM, S.A.B. and Subsidiaries

Cash flow assumptions

The key assumptions of Management for the specialized maritime segment include stable profit margins, which have been determined based on experience in this market. Grupo TMM’s Management considers this to be the best information available to forecast this mature market. The cash flow projections reflect stable profit margins achieved before the period covered by said projections. No consideration has been given to efficiency improvements and prices and salaries reflect the inflation projected for the industry, which is publicly available.

In addition to the considerations described for determining the value in use of assets, the cash-generating units, and the group described above, Management is currently not aware of any other probable change that could require changes in their key estimate. However, the estimate for the recoverable amount for the specialized maritime segment is particularly sensitive to the discount rates. If the discount rate used increases 1%, the value in use would decrease up to 7% in terms of the value determined, value that continues to exceed the carrying value for the specialized maritime segment assets, therefore no impairment is observed.

14 Fair value measurement

At December 31, 2013, 2012 and 2011, the financial assets and liabilities measured at fair value in the consolidated statement of financial position are represented by land and properties and are grouped into level 2 of a fair value hierarchy. The three Levels are defined based on the observability of relevant lines for the measuring, as follows:

•	Level 1: quoted prices (without adjustment) in active markets for identical assets or liabilities

•	Level 2: lines other than the quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: non-observable lines for the asset or liability

The fair value for the primary properties of Grupo TMM is estimated based on valuations prepared by independent, qualified property appraisers. The information and the important assumptions are developed in close collaboration with Management. The Finance and Administrative Department reviews the valuation processes and changes in fair value on each financial reporting date. Additional information is presented following.

Buildings, facilities and land (Level 2)

The valuation was performed using a market focus that reflects the prices observed on recent market transactions involving similar properties and incorporates adjustments for specific factors for the land in question, including its size, location, attachments, and current use. In 2013, a positive adjustment of 8% was incorporated for these factors. Land had been revaluated previously in 2010.

Grupo TMM, S.A.B. and Subsidiaries

15 Financial assets and liabilities

Categories of financial assets and liabilities

The financial assets and liabilities at December 31, 2013, 2012 and 2011 are summarized as follows:

	2013	2012	2011
Financial assets
Valued at amortized cost
Cash and cash equivalents (including restricted cash)	$895,007	$1,089,025	$1,075,681
Accounts receivable	563,303	474,027	543,440
Other accounts receivable	170,491	295,714	244,864

Total current financial assets	$1,628,801	$1,858,766	$1,863,985

Financial liabilities
Valued at amortized cost
Current portion of the debt	$636,552	$332,595	$239,759
Vendors	241,923	302,362	299,525
Accounts payable and accrued expenses	510,397	931,107	738,853
Related parties	14,212	18,061	12,218

Total short-term financial liabilities	1,403,084	1,584,125	1,290,355
Long-term debt	10,254,067	10,491,189	10,255,824

Total financial liabilities	$11,657,151	$12,075,314	$11,546,179

At December 31, 2013, 2012 and 2011, the carrying value of the financial assets and liabilities at amortized cost is considered similar to their fair value.

Financial debt

Trust Certificates

On July 29, 2010, an offering of Trust Certificates was released for $10,500 million. This offering consolidated the three previous offerings released by the Company into one. The Trust Certificates bear a term of 20 years and were given an initial credit rating of HR AA with stable outlook by HR Ratings de México, S.A. de C.V. on July 23, 2010. On November 20, 2012, after the second performance review of the offering, HR Ratings de México, S.A. de C.V. ratified its rating of HR AA with stable outlook.

Interest on this offering are payable semiannually commencing February 15, 2011, having already contracted a hedging derivative financial instrument (interest rate CAP) which allows for the Issuer Trust’s maximum payable rate to be 10.80% per annum during the first 4 years of the offering. At the beginning of 2013, the Company extended the CAP for the period from August 2013 to August 2014, under which the maximum rate payable is 10.80%. In addition, in January 2014, the Company again extended the CAP for the period from August 2014 to August 2015, under which the maximum rate payable is 9.80%, which allows the Company to increase the efficiency of the coverage by 100 basis points in terms of the previous coverage.

Grupo TMM, S.A.B. and Subsidiaries

This offering represents the total amount for future services to be provided to the contracting parties according to the terms of the Trust Certificate program and, like the previous offerings, it observes a cash restriction in order to secure certain operating obligations and potential payment obligations in the event of default. The restricted cash balance at December 31, 2013, 2012 and 2011 was $489.7 million, $592.3 million and $568.0 million, respectively.

The outstanding balance under this Offering at December 31, 2013, 2012 and 2011 was $10,595.1 million, $10,600.1 million and $10,386.5 million, at an interest rate of 6.80%, 7.29% and 7.31% per annum, respectively. The interest expense for the trust certificates was $764,858, $774,942 and $775,900 for the years ended December 31, 2013, 2012 and 2011, respectively.

In accordance with the Program, the Company has the right and choice to capitalize interest for the first five years as per the following:

Year	Capitalization %	Interest Payment %
1st and 2nd	60%	40%
3th and 4th	50%	50%
5th	25%	75%

In August 2012, with the authorization of the Trust Committee, the Company capitalized 60% of the accrued interest to dedicate such resources to a vessel substitution program. During 2013 and 2011, the Company paid 100% of the accrued interest; therefore no interest capitalization has been performed.

The Trust Certificates at December 31, 2013, 2012 and 2011 are summarized as follows:

	2013	2012	2011
Consolidated offering	$10,500,000	$10,500,000	$10,500,000
Capitalization of interests	229,022	229,022	—
Payments made (1)	(133,866)	(128,866)	(113,466)
Interests payable	138,090	148,111	174,624
Transaction costs	(991,112)	(1,056,560)	(1,133,516)

Long-term trust certificates	$9,742,134	$9,691,707	$9,427,642

(1)	Capital payments made during 2013 were $5,000.

Grupo TMM, S.A.B. and Subsidiaries

Other financing

The information for other financing at December 31, 2013, 2012 and 2011 is summarized as follows:

	2013		2012		2011
	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term
Payable in Mexican pesos -
Pure Leasing, S.A. de C.V.	$3,490	$—	$7,171	$3,054	$8,536	$9,791
$24.9 million line of credit at 14.25% fixed rate with monthly payments of interest and principal on outstanding balances and maturing September 2014.
Daimler Financial Services México, S. de R.L. de C.V.	7,765	55,220	21,123	59,159	18,202	77,814
Recognition of debt and substitution of debtor for $62.9 million at a variable rate of the 28-day TIIE plus 6 points, with monthly payments of principal and interest and maturing October 2019.
Banco Nacional de Comercio Exterior, S.N.C.	—	225,970	—	294,580	—	203,747
Three lines of credit with mortgage guarantee for $115.3, $65.7 and $161.6 million at a variable rate of the 28-day TIIE plus 425 points, maturing June 29, 2015.
Banco Auto fin México, S.A. Institución de Banca Múltiple	16,075	28,131	20,452	44,206	16,137	60,282
$80.4 million line of credit at a variable rate of the 28-day TIIE plus 500 basis points, with monthly payments of principal and interest and maturing September 2016.
INPIASA, S.A. de C.V.(1)	2,397	11,112	2,397	13,202	2,413	14,268

Contract for two lines of credit, the first for $15.7 million and the second for $4.2 million, both at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of principal and interest, and maturing August 2021 and October 2016, respectively.

Corporación Financiera de Occidente, S.A. de C.V. SOFOL Institución de Banca Múltiple (FINOX)(1)	6,000	3,000	6,000	9,000	—	—
$18.0 million line of credit at a variable rate of the 28-day TIIE plus 600 basis points, with 36 monthly payments of principal and interest, and maturing June 2015.
Inter Bunco, S.A.	13,404	9,185	3,950	—	—	—

Two lines of credit with trust surety for $19.9 and $10.0 million at a variable rate of the
28-day TIIE plus 500 basis points, monthly payments of principal and interest on outstanding balances and maturing December 2015 and August 2014, respectively.

Grupo TMM, S.A.B. and Subsidiaries

	2013		2012		2011
	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term
Banco del Bajío, S.A. (1)	4,857	6,997	—	8,539	—	—
Two lines of credit for $8.5 and $4.6 million at a variable rate of the 28-day TIIE plus 250 points, with payments of principal and interest and maturing November 2019 and December 2014, respectively.
Value Arrendadora, S.A. de C.V. SOFOM ENR	324	804	281	1,128	—	—
$1.4 million financial lease at 14.23% fixed rate with monthly payments of principal and interest on outstanding balances and maturing December 2016.
Banco MONEX, S.A. Institución de Banca Múltiple(1)	1,715	—	—	—	—	—
$2.3 million peso loan at a variable rate of the 28-day TIIE plus 500 basis points, with monthly payments of principal and interest and maturing December 2014.
Sofihaa Financiera, S.A. de C.V. SOFOM ENR(1)	2,712	—	—	—	—	—
$3.6 million line of credit at a variable rate of the 28-day TIIE plus 500 basis points, with monthly payments of principal and interest and maturing December 2014.
Trust Certificates	—	9,742,134	—	9,691,707		9,427,642
Portfolio securitization program with a variable interest rate of the 28-day TIIE annualized plus 245 basis points (at December 2013 close, this was 6.80%) maturing August 2030.
Logra Financiamientos, S.A. de C.V. SOFOM ENR
$10.6 million line of credit at a variable rate of the 28-day TIIE plus 600 basis points, with monthly payments of principal and interest and maturing December 2012.	—	—	—	—	6,737	—
Interest payable	149,748	—	157,711	—	126,882	—
Transaction costs	(151)	—	(322)	—	(2,261)	—

	208,336	10,082,553	218,763	10,124,575	176,646	9,793,544

Grupo TMM, S.A.B. and Subsidiaries

	2013		2012		2011
	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term
Payable in US dollars -
DVB Bank América, NV(2)	318,571	—	34,605	309,812	39,402	343,432

Two lines of credit with mortgage guarantee; the first for US$25.0 million (approximately $326.6 million) at an average rate of 7.42% and maturing May 2017. The second, for US$27.5 million (approximately $359.3 million), at an average rate of 7.78%, and maturing June 2017.

DEG-Deutsche Investitions– UND(3)	66,633	—	66,239	—	23,711	47,422

US$8.5 million line of credit with pledge guarantee (approximately $111.1 million) at 8.01% fixed rate, with semiannual payments of principal and interest on outstanding balances, with a two year grace period on the principal and maturing July 2014.

Investors	39,195	34,807	12,988	56,802	—	71,426
Two unsecured loans were contracted, each for US$3.0 million (approximately $39.2 million) at 11.25% fixed rate, with semiannual payments of principal and interest and maturing January 2016.
FTAI Subsea 88 Ltd	3,817	136,707	—	—	—	—

US$10.8 million line of credit through financial leasing (approximately $141.1 million), at 15.92% fixed rate with monthly payments of principal and interest on outstanding balances and maturing November 2023.

	428,216	171,514	113,832	366,614	63,113	462,280

	$636,552	$10,254,067	$332,595	$10,491,189	$239,759	$10,255,824

(1)	Correspond to signed court settlements for the recognition of debts regarding the Certificates of Deposit secured by ADEMSA (see Note 26g).
(2)	As there is no written waiver from the financial institution regarding the “Minimum Capital” ratio, the whole of this debt is reported with short-term maturity. On the issue date of these financial statements, the Company is in the process of obtaining the written waiver from the bank, and also the establishment of the new “minimum capital” required.
(3)	As of the issue date of these financial statements, Grupo TMM is in the process of negotiating the restructuring of the payment schedule and a new maturity date for the loan.

Grupo TMM, S.A.B. and Subsidiaries

Covenants

Some of the agreements related to the abovementioned loans contain certain covenants including the observance of certain financial ratios, restrictions on dividend payments, and sales of assets, among others. Grupo TMM and subsidiaries were in compliance with these covenants and restrictions at December 31, 2013, 2012 and 2011, except as described in footnote (2) to “Other financing” above.

The interest expense on the trust certificates and the bank loans was $845,723, $856,801 and $846,800 for the years ended December 31, 2013, 2012 and 2011, respectively.

The maturity of the long-term bank loans at December 31, 2013, 2012 and 2011 is as follows:

	2013	2012	2011
Maturity	Loans - net	Loans - net	Loans - net
2013	$—	$—	$153,382
2014	—	107,243	130,815
2015	302,731	403,184	274,851
2016	43,926	80,364	54,744
2017 and thereafter (for 2011)	19,770	200,221	214,389
2018 and thereafter (for 2012)	22,179	9,700,177	9,427,643
2019 and thereafter	9,865,461	—	—

	$10,254,067	$10,491,189	$10,255,824

16 Balances and transactions with related parties

The accounts payable and transactions with related parties at December 31, 2013, 2012 and 2011 are summarized following:

	2013	2012	2011
SSA México, S.A. de C.V.	$14,212	$18,061	$12,218

SSA México, S.A. de C.V., is a company with which Grupo TMM and Administration Port aria Integral de Acapulco, S.A. de C.V. conduct leasing operations and consulting.

The most relevant transactions with related parties at December 31, 2013, 2012 and 2011 are summarized as follows:

	2013	2012	2011
Income:
Leases (1)	$788	$788	$939
Interests (2)	—	—	2,444

Expenses:
Other expenses (3)	$127	$132	$2,566

(1)	Grupo TMM, S.A.B. leases with SSA México, S.A. de C.V.
(2)	Administración Portuaria Integral de Acapulco, S.A. de C.V. interests with SSA México, S.A. de C.V.

Grupo TMM, S.A.B. and Subsidiaries

(3)	Management fees billed by SSA México, S.A. de C.V. to Administración Portuaria Integral de Acapulco, S.A. de C.V.

Operations involving executive personnel for the years ended December 31, 2013, 2012 and 2011 include the following expenses:

	2013	2012	2011
Short-term benefits
Salaries	$41,671	$64,548	$60,645
Social security costs	872	1,955	1,824

	$42,543	$66,503	$62,469

17 Accounts payable and accrued expenses

Accounts payable and accrued expenses at December 31, 2013, 2012 and 2011 are shown following:

	2013	2012	2011
Operating expenses	$174,534	$70,384	$98,554
General expenses	98,393	451,138	438,192
Taxes payable (see Note 22)	98,017	325,342	97,075
Other	82,787	12,125	10,454
Purchased services	33,239	49,296	48,342
Salaries and wages	23,427	22,822	46,236

	$510,397	$931,107	$738,853

18 Assets and groups held for sale and discontinued operations

Lacto Comercial Organizada, S.A. de C.V. (Lacto) and Almacenadora de Depósito Moderno, S. A. de C.V. (ADEMSA)

At the beginning of 2013, Management decided to discontinue the warehousing, truck transportation and haul-away trailers operations. This decision was made in keeping with Grupo TMM’s strategy to focus on its better performing businesses. By consequence, the assets and liabilities of ADEMSA (warehousing) and Lacto (truck transportation and haul-away trailers), included in the logistics division segment, were classified as assets for disposal. The income and expenses, gains and losses associated with the discontinuation of this subgroup have been eliminated from profits or losses from the continued operations of Grupo TMM and are reported in the consolidated statement of operations under the line “Loss from discontinued operations”.

On June 30, 2013, the truck transportation and haul-away trailers operation was sold to an unrelated third party (see Note 1), therefore since said date Grupo TMM has ceased to recognize this discontinued operation in the consolidated statements of financial position and operations. At December 31, 2013, 2012 and 2011, the loss for the warehousing, truck transportation and haul-away trailers operation, since the disposal date, and the assets and liabilities classified as held for sale are summarized as follows:

Grupo TMM, S.A.B. and Subsidiaries

	2013	2012	2011
Income	$419,345	$742,550	$830,615
Operating costs and expenses	(437,608)	(774,412)	(859,860)
Depreciation and amortization	(19,464)	(129,766)	(246,427)
Other income	2,218	6,232	8,777

Loss from operations	(35,509)	(155,396)	(266,895)
Financial costs	(3,560)	(9,884)	2,165

Loss from discontinued operations	(39,069)	(165,280)	(264,730)
Corporate flat tax	—	—	(29,048)
Loss from the sale of business	(24,413)	—	—

Loss for the year from discontinued operations	$(63,482)	$(165,280)	$(293,778)

All the assets and liabilities for the truck transportation and haul-away trailers business have been sold on this operation; however Grupo TMM is still in the process of selling the warehousing business. Management expects to sell this line of business in 2014.

The carrying values for the assets and liabilities associated with the warehousing business for disposal are summarized following:

	2013	2012
Current assets
Cash and cash equivalents	$1,388	$—
Other accounts receivable	24,302	—
Trade receivables	9,522	—
Prepayments	745	—
Non-current assets
Property and equipment (1)	130,955	23,842
Other assets	19,716	—

Assets classified as held for sale	$186,628	$23,842

Short-term liabilities
Accounts payable	$90,283	$—
Suppliers	13,175	—
Bank loans (2)	7,055	—
Long-term liabilities
Bank loans (2)	527	—
Deferred taxes	11,621	—

Liabilities related to assets classified as held for sale	$122,661	$—

(1)	For the year 2012, the amount corresponds to land owned by the subsidiary Proserpec, which was classified as available for sale this year.
(2)	Corresponds to a line of credit contracted in September 2013 with Banco del Bajío, S.A. at a variable rate of the 28-day TIIE plus 250 points, with payments of principal and interest and maturing August 2020.

Grupo TMM, S.A.B. and Subsidiaries

The cash flows generated by the truck transportation and haul-away trailers operation for the reporting periods under review until disposal are summarized following:

	2013	2012	2011
Operating activities	$(71,273)	$(69,561)	$4,341
Investment activities	15,249	35,966	18,870
Financing activities	7,582	—	—

Cash flows from discontinued operations	$(48,442)	$(33,595)	$23,211

Sale of the truck transportation and haul-away trailers business during the financing reporting period

On July 2013, Grupo TMM sold 100% of its interest in its truck transportation and haul-away trailers business.

On the date of sale, the carrying values for the business’ net assets and the consideration received were:

2013
Current assets
Cash and cash equivalents	$2,600
Trade receivables	112,821
Other accounts receivable	203,794
Other current assets	17,791

Total current assets	337,006

Non-current assets
Property and equipment	177,318
Other assets	6,306

Total assets, net	520,630

Short-term liabilities
Suppliers and other accounts payable	(452,312)

Total liabilities	(452,312)

Total net assets	68,318
Total consideration received in cash	43,905

Loss from disposal	$(24,413)

19 Stockholders’ equity

Capital stock

At December 31, 2013, 2012 and 2011, the Company’s capital stock is comprised of 102,182,841 shares outstanding, registered, without par value, and with voting rights, which may be held by Mexican nationals, investors, or companies that include in their bylaws the exclusion of foreigner’s clause. Foreigners may acquire shares under the figure of American Depository Shares (“ADSs”).

In January 2011, the Company sold 188,200 repurchased shares.

Grupo TMM, S.A.B. and Subsidiaries

On June 5, 2012, the Company registered Form 25 with the US Securities and Exchange Commission (SEC) to complete the delisting of its ADSs on the New York Stock Exchange, effective as of market closing on June 15, 2012. Following this date, the TMM ADSs are traded Over-The-Counter (OTC) under the listing code GTMAY. The underlying TMM common shares for the ADSs continue to be traded on the Mexican Stock Exchange under the listing code TMM A.

Net tax profit account (CUFIN)

At December 31, 2013, 2012 and 2011, the current balance in the Net Tax Profit Account (CUFIN for its acronym in Spanish) is $199,075, $191,473 and $184,892, respectively. The distribution of dividends or profits to stockholders for up to this amount will not generate income taxes; for a surplus of this amount, same will be multiplied by 1.4286 and the tax rate of 30% applied, which is definitive and may be credited against the income tax for this and the next two years. The balance in this account is susceptible to adjustment to the distribution date using the Mexican Consumers’ Price Index (INPC for its acronym in Spanish).

On April 29, 2011, the Ordinary General Stockholders’ Meeting decided to amend the resolution adopted April 24, 1997, to revoke the dividend decreed on that date, releasing the Company from the payment of same. As a result, the liability recorded for this item was cancelled.

Capital decreases

At December 31, 2013, 2012 and 2011, the current balance in the Capital Contribution Account (CUCA for its acronym in Spanish) is $4,606,297, $4,430,410 and $4,278,109, respectively. In the event of capital reimbursement or decreases in favor of stockholders, the surplus for said reimbursement on this amount will be treated as a distributed earning.

In the event the equity capital exceeds the balance in the CUCA, the difference will be considered a dividend or distributed earning subject to the payment of income tax. If the earnings in reference come from the CUFIN, there will be no corporate tax due for the capital decrease or reimbursement. Otherwise, these will be treated as dividends or distributed earnings.

Other components of capital

Details of other components of capital at December 31, 2013, 2012 and 2011 are shown following:

	Statutory reserve	Premium on convertible obligations	Translation result (Note 3.3)	Revaluation surplus (Note 3.8)	Total
Balance at December 31, 2010	$192,592	$68,449	$(219,862)	$793,630	$834,809
Revaluation reversion of land	—	—	—	(3,786)	(3,786)
Translation result	24,356	8,657	(27,806)	100,370	105,577

Total before taxes	24,356	8,657	(27,806)	96,584	101,791

Tax benefit	—	—	—	1,135	1,135

Total net of taxes	24,356	8,657	(27,806)	97,719	102,926

Balance at December 31, 2011	$216,948	$77,106	$(247,668)	$891,349	$937,735

Grupo TMM, S.A.B. and Subsidiaries

	Statutory reserve	Premium on convertible obligations	Translation result (Note 3.3)	Revaluation surplus (Note 3.8)	Total
Revaluation reversion of land	—	—	—	(58,403)	(58,403)
Revaluation reversion of buildings	—	—	—	(5,217)	(5,217)

Total before taxes	—	—	—	(63,620)	(63,620)

Tax benefit	—	—	—	19,086	19,086

Total net of taxes	—	—	—	(44,534)	(44,534)

Balance at December 31, 2012	216,948	77,106	(247,668)	846,815	893,201
Revaluation of land	—	—	—	104,433	104,433
Revaluation of buildings	—	—	—	30,926	30,216
For sale of building	—	—	—	(216)	(216)

Total before taxes	—	—	—	135,143	135,143

Tax expense	—	—	—	(40,543)	(40,543)

Total net of taxes	—	—	—	94,600	94,600

Balance at December 31, 2013	$216,948	$77,106	$(247,668)	$941,415	$987,801

20 Other income (expenses)

Other income (expenses) at December 31, 2013, 2012 and 2011 is summarized as follows:

	2013	2012	2011
Taxes recovered, net of expenses incurred	$41,946	$—	$—
Gain on the adjudication of property	14,063	—	—
Cancellation of provisions	9,819	—	—
Proceeds from sale of subsidiaries	8,148	—	(2,560)
Other proceeds from fuel excess	2,792	—	—
Proceeds from the sale of fixed assets	313	—	10,364
Provision for consulting payments	—	—	(4,449)
Arbitration expenses (Note 26e)	(13,091)	(6,830)	(83,611)
Gain from the purchase of Inmobiliaria Dos Naciones (Note 1)	—	74,245	—
Dividends received from Comercializadora y Distribuidora Milgret	—	23,420	—
Cancellation provision for tax on dividends	—	—	54,494
Amortization of non-competition rights (Note 12)	—	(22,822)	(25,600)
Cost provision for tax resolution (Note 26h)	—	(100,000)	—
Other – Net	—	(622)	(3,119)

	$63,990	$(32,609)	$(54,481)

Grupo TMM, S.A.B. and Subsidiaries

21 Interest expense

Interest expense at December 31, 2013, 2012 and 2011 is summarized as follows:

	2013	2012	2011
Interest on Trust Certificates	$764,858	$774,942	$775,911
Interest on other loans	80,865	81,959	77,981
Derivative financial instruments (Interest rate CAP)	(4,370)	5,926	9,035
Amortization of trust certificate transaction costs	78,354	79,717	90,781
Amortization of transaction costs associated with other loans	10,848	10,723	70,326
Other financial expenses	12,262	28,158	14,254

	$942,817	$981,425	$1,038,288

22 Income tax, tax loss carry forwards, and corporate flat tax

Income tax

On December 31 Grupo TMM has been authorized by the Mexican tax authorities to determine its consolidated taxable income jointly with its controlled companies.

On December 11, 2013, a Decree was published in the Official Federal Gazette to reform, add, and repeal various tax provisions, entering into effect on January 1, 2014 (2014 Tax Reform). This Decree repealed the Corporate Flat Tax law and the Income Tax Law in effect until December 31, 2013 and enacted a new Income Tax Law.

Termination of the Consolidation Regimen

The new Income Tax Law eliminates the regimen of fiscal consolidation by which the Company had determined consolidated income tax until December 31, 2013. Regarding this, on February 13, 2014, the Company filed an indirect amparo (writ of relief) (see Note 26i) against the various provisions related to the disappearance of the regimen of fiscal consolidation, presenting arguments to demonstrate the unconstitutionality of these provisions violating the guarantees of proportionality, legality, and legal certainty, and also various human rights recognized by the Mexican Federal Constitution and by international treaties to which Mexico is party.

Given the diversity of procedures in the tax laws to determine the effects of deconsolidation required by these, and also the various criteria to be used, and the possible results of the acts contested in the ampere, no disclosure is made regarding deconsolidation as there is no certainty as to the application of a specific procedure. The foregoing in order to not hold as accepted any of the procedures established in the tax disposition, and which could negatively affect the interests of the Company in the ampere case.

Results for the year

Consolidated tax income (loss) was incurred for the years ended December 31, 2013, 2012 and 2011 in the amounts of $329,913, $(100,431) and $(346,487), respectively.

The difference between taxable and book income is due primarily to the gain or loss on inflation recognized for tax purposes, the difference between tax and book amortization and depreciation, non-deductible expenses, as well as certain temporary differences reported in different periods for financial and tax purposes.

Grupo TMM, S.A.B. and Subsidiaries

The provision for taxes on earnings recognized in the consolidated income statement for the years ended December 31, 2013, 2012 and 2011 is shown following:

	2013	2012	2011
Income tax	$(4,423)	$(3,660)	$(8,028)
Corporate flat tax	(264)	(5,123)	(3,989)

Income taxes	$(4,687)	$(8,783)	$(12,017)

The reconciliation between the provision for income tax based on the statutory income tax rate and the provision recorded by the Company at December 31, 2013, 2012 and 2011 is as follows:

	2013	2012	2011
(Loss) Income before taxes	$(483,252)	$(607,053)	$497,378

Income tax	144,976	182,116	(149,213)
(Decrease) increase from:
Difference in depreciation and amortization	141,677	43,843	(129,157)
Revaluation surplus	28,988	655	(1,007)
Income recognized in advance	(57,814)	(249,947)	(216,832)
Inventories	(13,405)	1,758	(5,853)
Inflationary and currency exchange effects on monetary assets and liabilities, net	(148,868)	(109,023)	(139,012)
Tax losses	25,429	82,589	250,967
Provisions and allowance for doubtful accounts	(76,564)	61,794	8,676
Difference between the tax and book value for the sale of assets	(16,252)	4,437	(3,318)
Valuation allowance for tax losses			387,881
Non-cumulative income	—	813	62
Difference between the tax and book value for the sale of shares	(12,470)	35,798	(820)
Non-deductible expenses	(20,384)	(63,616)	(14,391)

Provision for income tax	$(4,687)	$(8,783)	$(12,017)

The components of deferred tax assets at December 31, 2013, 2012 and 2011 are comprised as follows:

	2013	2012	2011
Tax loss carry forwards	$2,830,045	$3,108,798	$2,667,227
Valuation allowance for tax losses	(626,262)	(928,860)	(576,956)

	2,203,783	2,179,938	2,090,271
Inventories and provisions - Net	88,354	232,784	145,446
Income recognized in advance	—	50,783	296,749
Concession rights and property, machinery and Equipment	(1,343,724)	(1,521,561)	(1,589,845)

Total deferred tax assets	$948,413	$941,944	$942,621

Grupo TMM, S.A.B. and Subsidiaries

Grupo TMM has recognized a deferred tax asset related to its tax loss carryforwards as well as its subsidiaries and other items after evaluating the reversal of existing taxable temporary differences. To the extent that the balance of the deferred tax asset exceeds the existing temporary differences, Management has evaluated the recoverability of such amounts by estimating future taxable profits in the foreseeable future which extend from 2014 through 2022. The tax profits include estimates of profitability and macroeconomic assumptions which are based on Management’s best judgment (see Note 3.21).

Corporate flat tax

The Corporate Flat Tax Law ceases to be in effect as of January 1, 2014. To December 31, 2013, the Corporate Flat Tax for the period was calculated applying a rate of 17.5% to the amount resulting from reducing the total revenue received from the activities to which this tax applies by the authorized deductions, provided the former are greater than the latter, and with the understanding that for such purposes both revenues and deductions are contemplated when these have been either collected or paid. The so-called Corporate Flat Tax credits are deducted from the above income, as provided for by law.

Corporate Flat Tax credits are amounts that could be deducted from this tax, which included, among other things, greater deductions of revenue from previous years, credits for salaries, social security contributions, and deductions of some assets such as inventories and fixed assets during the transition period from the Corporate Flat Tax entering into effect.

The Corporate Flat Tax was a tax that co-existed with Income Tax until December 31, 2013 and was therefore subject to the following:

a	If the Corporate Flat Tax exceeded the Income Tax for the same period, the Company would pay Corporate Flat Tax on the portion exceeding the income tax. Pursuant to the foregoing, the Company would credit the Income Tax paid for the period against the Corporate Flat Tax for the same period.

b	If the Corporate Flat Tax was less than the Income Tax for the same period, the Company would not pay Corporate Flat Tax for the period.

c	The Corporate Flat Tax base was negative, due to deductions that exceeded taxable income, there would be no Corporate Flat Tax due. In addition, the amount of that base multiplied by the Corporate Flat Tax rate would result in a Corporate Flat Tax credit that could be offset against the Corporate Flat Tax for subsequent periods.

During the year ended December 31, 2011, the holding Company determined an IETU base of $44,799 and a tax of $7,839, applying the credit from the higher deductions on past income to which the Company is entitled under the terms of Article 11 of the IETU Law.

During the years ended December 31, 2013 and 2012, the Company determined deductions higher than the Corporate Flat Tax income for $312,237 and $22,470, respectively.

Grupo TMM, S.A.B. and Subsidiaries

Tax loss carryforwards

At December 31, 2013, the tax consolidating group headed by Grupo TMM, as the parent company, had tax loss carryforwards, shown as follows, which may be restated by inflation, under Mexican legislation.

Year in which the loss was incurred	Amounts restated to June 2013	Year of expiration
2009	$229,839	2019
2010	589,821	2020
2011	374,056	2021
2012	371,872	2022

	$1,565,588

23 Financial information by segment

The Company operates in the following segments: i) specialized maritime transportation, ii) logistics, and iii) operation of ports and terminals, and related services. The specialized maritime transportation operations (“Specialized Maritime Division”) include the transportation of liquid petroleum and petrochemical products in bulk, materials and supplies for drilling platforms, as well as tugboat services. The land transportation operations (“Logistics Division”) include truck transportation and haul-away trailers, warehousing, and logistics solutions. The port and terminal operations (“Ports and Terminals Division”) include terminal services and agency activities.

In September 2013, the Company completed the sale of a portion of its assets in the Logistics Division, including the truck transportation and haul-away trailers operations. The Company continues to provide its warehousing services as discontinued operations in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations”. There have been no changes in the measuring methods used to calculate the earnings reported for each segment. The information for each operating segment is as follows:

December 31, 2013	Specialized maritime division	Logistics division	Ports and terminals division	Elimination between segments and shared accounts	Total consolidated
Transportation revenue	$2,455,316	$219,245	$113,414	$50,567	$2,838,542
Costs and expenses	(1,375,189)	(175,229)	(101,972)	(247,239)	(1,899,629)
Depreciation and amortization	(562,340)	(3,378)	(11,193)	(8,696)	(585,607)

Profit (loss) from transportation	$517,787	$40,638	$249	$(205,368)	$353,306

Costs, expenses and revenue not allocated					(841,245)

Loss before discontinued operations					(487,939)

Discontinued operations					(63,482)

Net loss for the year					$(551,421)

Total assets by operating segment	$14,971,325	$49,041	$1,695,120	$—	$16,715,486
Total assets by discontinued segment		186,628			186,628
Shared assets				(4,722,760)	(4,722,760)

Total assets	$14,971,325	$235,669	$1,695,120	$(4,722,760)	$12,179,354

Total liabilities by continued segment	$11,034,676	$235,996	$390,025	$—	$11,660,697
Total liabilities by discontinued segment		122,661			122,661
Shared liabilities				195,013	195,013

Total liabilities	$11,034,676	$358,657	$390,025	$195,013	$11,978,371

Total capital expenditures by segment	$252,269	$2,691	$11,317	$—	$266,277
Shared capital expenditures				24,489	24,489

Total capital expenditures	$252,269	$2,691	$11,317	$24,489	$290,766

Grupo TMM, S.A.B. and Subsidiaries

December 31, 2012	Specialized maritime division	Logistics division	Ports and terminals division	Elimination between segments and shared accounts	Total consolidated
Transportation revenue	$2,188,809	$249,657	$101,193	$52,536	$2,592,195
Costs and expenses	(1,206,865)	(186,589)	(94,165)	(225,238)	(1,712,857)
Depreciation and amortization	(539,041)	(4,491)	(10,811)	(12,537)	(566,880)

Profit (loss) from transportation	$442,903	$58,577	$(3,783)	$(185,239)	$312,458

Costs, expenses and revenue not allocated					(928,294)

Loss before discontinued operations					(615,836)

Discontinued operations					(165,280)

Net loss for the year					$(781,116)

Total assets by continued segment	$12,728,408	$655,890	$1,679,835	$—	$15,064,133
Total assets by discontinued segment		23,842			23,842
Shared assets	—	—	—	(2,142,707)	(2,142,707)

Total assets	$12,728,408	$679,732	$1,679,835	$(2,142,707)	$12,945,268

Total liabilities by segment	$10,979,340	$1,434,726	$692,338	$—	$13,106,404
Shared liabilities	—	—	—	(819,947)	(819,947)

Total liabilities	$10,979,340	$1,434,726	$692,338	$(819,947)	$12,286,457

Total capital expenditures by segment	$307,135	$10,874	$18,671	$—	$336,680
Shared capital expenditures	—	—	—	14,523	14,523

Total capital expenditures	$307,135	$10,874	$18,671	$14,523	$351,203

December 31, 2011	Specialized maritime division	Logistics division	Ports and terminals division	Elimination between segments and shared accounts	Total consolidated
Transportation revenues	$2,133,395	$210,456	$123,701	$46,702	$2,514,254
Costs and expenses	(1,118,967)	(167,657)	(84,555)	(233,161)	(1,604,340)
Depreciation and amortization	(495,539)	(3,951)	(11,359)	(12,813)	(523,662)

Income (loss) from transportation	$518,889	$38,848	$27,787	$(199,272)	$386,252

Costs, expenses, and revenues not allocated					99,109

Profit before result from discontinued operations					485,361
Loss from discontinued operations					(293,778)
Net profit for the year					191,583

Total assets by segment	$12,679,038	$878,350	$2,040,520	$—	$15,597,908
Shared assets	—	—	—	(2,318,900)	(2,318,900)

Total assets	$12,679,038	$878,350	$2,040,520	$(2,318,900)	$13,279,008

Total liabilities by segment	$10,706,275	$1,603,528	$970,711	$—	$13,280,514
Shared liabilities	—	—	—	(1,520,920)	(1,520,920)

Total liabilities	$10,706,275	$1,603,528	$970,711	$(1,520,920)	$11,759,594

Total capital expenditures by segment	$116,282	$5,990	$63,553	$—	$185,825
Shared capital expenditures	—	—	—	5,257	5,257

Total capital expenditures	$116,282	$5,990	$63,553	$5,257	$191,082

Grupo TMM, S.A.B. and Subsidiaries

24 Employee benefits

Expense for employee benefits

The expenses recognized for employee benefits are:

	2013	2012	2011
Salaries, benefits and inherent	$659,196	$619,265	$545,676
Pensions – defined benefit plans	8,048	17,670	23,047

	$667,244	$636,935	$568,723

The liabilities recognized for pensions and other employee remunerations in the consolidated statement of financial position are comprised as follows:

	2013	2012	2011
Long-term:
Pensions and seniority Premium	$178,991	$188,449	$186,935
Termination of employment	19,568	22,694	26,480

	$198,559	$211,143	$213,415

The liabilities for employee benefits, short term, are included in the line “Accounts payable and accrued liabilities” in the consolidated statements of financial position, which at December 31, 2013, 2012 and 2011 are $23,427, $22,822 and $46,236, respectively.

Remunerations on the termination of employment

The seniority premiums and the retirement plan (“pensions”) obligations are based on actuarial calculations using the projected unit credit method. Pension benefits are based mainly on years of service, age, and salary level upon retirement.

The amounts charged to operations include the amortization of the cost of past services over the average time of service remaining. The Company continues with its policy of recognizing actuarial losses and gains for seniority premiums and pensions in the consolidated income statements, the actuarial (loss) gain net of taxes for 2013, 2012 and 2011 was $(1,158), $8,036 and $(29,084), respectively.

The plan exposes Grupo TMM to such risks as interest rate, investment, mortality, and inflation.

Interest rate risk

The present value of the defined benefits obligation is calculated using a discount rate making reference to the market performance of high quality corporate bonds.

The estimated term for the bonds is consistent with the estimated term for the defined benefits obligation and is denominated in pesos. A decrease in the market performance of high quality corporate bonds will increase the defined benefits obligation of Grupo TMM, although this is expected to be partially compensated by an increase in the fair value of certain of the plan’s assets.

Investment risk

The plan assets are predominantly capital and debt instruments traded on the Mexican Stock Exchange which are considered low risk.

Grupo TMM, S.A.B. and Subsidiaries

Mortality risk

Grupo TMM provides benefits for life to those who are covered by the defined benefits liability. An increase in the life expectancy of such persons will increase the defined benefits liability.

Inflation risk

A significant proportion of the defined benefits obligation is linked to inflation. An increase in the inflation rate will increase the Company’s obligation.

The details of the net cost for the period for seniority premiums and termination of employment, and also the basic actuarial estimates for the calculation of these labor obligations are shown following:

	2013		2012		2011
	Pensions and seniority premiums	Termination of employment	Pensions and seniority premiums	Termination of employment	Pensions and seniority premiums	Termination of employment
Labor cost	$(8,725)	$3,367	$7,180	$3,846	$6,481	$3,782
Interest expense	12,276	1,130	4,439	2,057	11,909	1,828
Return on plan’s assets	—	—	148	—	(953)	—

Net cost for the period	$3,551	$4,497	$11,767	$5,903	$17,437	$5,610

At December 31, 2013, 2012 and 2011, the reserve for pensions and seniority premiums, and also for the termination of employment, is comprised as follows:

	2013		2012		2011
	Pensions and seniority premiums	Termination of employment	Pensions and seniority premiums	Termination of employment	Pensions and seniority premiums	Termination of employment
Defined benefit obligations	$180,184	$19,568	$190,109	$23,564	$188,609	$26,480
Plan assets	(1,193)	—	(1,176)	—	(1,674)	—
Transition assets pending amortization	—	—	(484)	(870)	—	—

Total reserve	$178,991	$19,568	$188,449	$22,694	$186,935	$26,480

At December 31, 2013, 2012 and 2011, the DBO for pensions and seniority premiums, and also for the reserve for termination of employment, are comprised as follows:

	2013		2012		2011
	Pensions and seniority premiums	Termination of employment	Pensions and seniority premiums	Termination of employment	Pensions and seniority premiums	Termination of employment
DBO at period start	$190,109	$23,564	$188,609	$26,480	$161,149	$23,577
Labor cost	(8,725)	3,367	7,180	3,846	6,481	3,782
Financial cost	12,276	1,130	4,439	2,057	11,909	1,828
Benefits paid	(8,879)	(7,852)	(11,799)	(107)	(11,326)	(213)
Benefits paid from plan assets	(1,984)	—	—	—	—	—
Miscellaneous	(2,613)	(2,058)	—	—	—	—
Actuarial losses and gains	—	1,417	1,680	(8,712)	20,396	(2,494)

DBO at period end	$180,184	$19,568	$190,109	$23,564	$188,609	$26,480

Grupo TMM, S.A.B. and Subsidiaries

The plan assets at December 31, 2013, 2012 and 2011 are comprised as follows:

	2013	2012	2011
Value of the fund at year start	$1,176	$1,674	$11,901
Expected return on assets	65	(498)	(10,227)
Plan contributions	1,984	—	—
Benefits paid	(2,096)	—	—
Actuarial gains	64	—	—

Value of the fund at year end	$1,193	$1,176	$1,674

The changes in the pension plan, seniority premium, and termination of employment plan at December 31, 2013, 2012 and 2011 are as follows:

	2013	2012	2011
Reserve for obligations at year start	$211,143	$213,415	$172,787
Cost for the year	8,048	17,670	23,047
Contributions to the plan	(1,984)	—	—
Miscellaneous	(8,869)	—	36
Benefits paid charged to the reserve	(10,937)	(11,906)	(11,539)
Provision for severance recognized in capital	1,158	(8,036)	29,084

Reserve for obligations at year end	$198,559	$211,143	$213,415

The significant actuarial assumptions used for the valuation are:

	2013	2012	2011
Discount rate	7.00%	7.00%	7.75%
Salary increase rate	4.00%	4.00%	4.00%
Inflation rate	3.50%	3.50%	3.50%
Average life expectancy	13.10	12.36	10.85

These assumptions were prepared by Management with the assistance of independent actuaries. the discount factors are determined near the end of each year making reference to the market performance of high quality corporate bonds denominated in the currency in which the benefits will be paid and which have similar maturities to the terms for the pension obligation corresponding. Other assumptions are based on actual reference parameters and Management’s historical experience.

At December 31, 2013, 2012 and 2011, approximately 17%, 42% and 42%, respectively, of the Company’s employees work under collective bargaining agreements that are subject to annual salary reviews and biannually for other compensations. At December 31, 2013, 2012 and 2011, Grupo TMM has 1,970, 3,162 and 3,059 employees, respectively.

The significant actuarial assumptions to determine the defined benefits obligation are the discount rate, the salary increase rate, and the average life expectancy. The calculation of the defined benefits obligation is sensitive to these assumptions. The following table summarizes the effects of changes to these actuarial assumptions on the defined benefits obligations at December 31, 2013:

Grupo TMM, S.A.B. and Subsidiaries

	Increase of 1.0%	Decrease of 1.0%
Discount rate
(Decrease) increase in the defined benefits obligation	$(9,318)	$10,664

	Increase of 1.0%	Decrease of 1.0%
Salary increase rate
Increase (decrease) in the defined benefits obligation	$11,926	$(10,573)

	Increase of one year	Decrease of one year
Average life expectancies
Increase (decrease) in the defined benefits obligation	$5,146	$(4,675)

The present value of the defined benefits obligation and also the defined benefits obligation recognized in the consolidated statement of financial position are calculated using the same method (projected unit credit). The sensitivity analyses are based on a change in one assumption without changing the others. This sensitivity analysis may not be representative of the real variance in the defined benefits obligation, as it is unlikely that the change to the assumptions would occur on its own, as some of the assumptions may be correlated.

25 Loss per share

The loss per share at December 31, 2013, 2012 and 2011 was calculated based on the weighted average number of shares outstanding during the year. There are no potentially dilutive instruments outstanding, therefore basic and diluted losses per share are the same:

	2013	2012	2011
(Loss) gain before discontinued operations	$(487,939)	$(615,836)	$485,361
Discontinued operations	(63,482)	(165,280)	(293,778)
Net loss for the year	(551,421)	(781,116)	191,583
Weighted average number of shares outstanding, thousands per year	102,183	102,183	102,176

(Loss) earnings from continued operations for the year per share	$(4.775)	$(6.027)	$4.750

Loss from discontinued operations for the year per share	$(0.621)	$(1.617)	$(2.875)

Net (loss) earnings for the year per share	$(5.396)	$(7.644)	$1.875

26 Contingencies and commitments:

Commitments

a) Concession fees

Pursuant to the concessions under which it operates the port and tugboat services, the Company has made monthly fixed and variable payments. Such payments totaled $8,563, $9,907 and $8,018 in 2013, 2012 and 2011, respectively.

Grupo TMM, S.A.B. and Subsidiaries

b) Charters

The Company has used various bareboat and time-chartered vessels to supplement its fleet for short periods of less than one year. The related charter expenses were $145,010, $135,450 and $186,683 for 2013, 2012 and 2011.

There are no minimum payments for charters at December 31, 2013, 2012 and 2011.

Contingencies

c) RPS Claim

On August 7, 2007, Transportacion Maritima Mexicana, S.A. de C.V. (“TMM”) filed a claim for arbitration against Refined Product Services (“RPS”) for $545, for various expenses incurred by TMM due to the delay of the re-delivery of the tanker vessel Palenque.

On October 19, 2007, RPS filed a countersuit for US$3.0 million (approximately $39,196), for alleged faults and lack of maintenance involving the tanker vessel Palenque, and also consequential damages for having lost a contract while the vessel was being repaired.

TMM’s position against this countersuit is strong, as there are sufficient elements and arguments for defense, also the amount claimed by RPS would appear to be excessive and for non-supported issues.

d) Mutual claims between WWS and TMM

On December 2007, Transportacion Maritima Mexicana, S.A. de C.V. (TMM) and Worldwide Services, Ltd. (WWS) filed claims against each other; TMM for US$342,500 (approximately $4,475), for fuel and low performance of the vessel Veracruz A and WWS for US$1.3 million (approximately $16,985), claiming, mainly, an over-performance of the same vessel.

Company Management believes it has strong arguments to support the claim and to defend its position on the arbitration.

e) Mutual loans between Pacific Richfield Marine Pte. Ltd. (“PRM”) and Grupo TMM

Grupo TMM is the complainant on two arbitrations brought against Pacific Richfield Marine (“PRM”), company established in and under the laws of Singapore. The arbitration is being conducted according to the Rules of the Singapore International Arbitration Centre and involves certain breaches by PRM of two Purchase Agreements for the acquisition of two vessels. GTMM is seeking the recovery of the deposit paid for the two vessels for the amount of US$5.2 million (approximately $67,939), and also payment of damages caused by the breaches incurred by PRM of the Purchase Agreements. PRM countered claiming that it is Grupo TMM who breached the Purchase Agreements, seeking the arbiter’s decision to award PRM the deposit plus any damages the Arbiter may award.

On November 28, 2011, the Company received the decision entered against the interests of Grupo TMM, losing the right to recover the deposit of US$5.2 million (approximately $67,939). As a result, the Company reserved this amount during 2011.

Grupo TMM, S.A.B. and Subsidiaries

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

On February 27, 2012, action was filed with the Singapore courts for the annulment of the decision, which was resolved on September 23, 2013, against Grupo TMM.

At December 31, 2013, the Company has created additional provisions for the legal fees associated with this case, which are reported in other income (expenses), net for $13,091 and $6,830 in 2013 and 2012, respectively. (See Note 20).

f) SSA vs GTMM – Arbitration

On January 14, 2013, GTMM received a “Request for Arbitration” from SSA Inc. and SSA México, S.A. de C.V. (hereinafter, SSA). The arbitration was opened as on January 31, 2007 the Federal Tax Service (SAT) issued notice number 330-SAT-7-07071, which orders SSA México to pay various money amounts which at the time amounted to $274,454. SSA bases its defense primarily on arguing that TMM is responsible for indemnifying in accordance with the corresponding contract (Restated Master Agreement).

Company management believes it has strong arguments to support the claim and to defend its position on the arbitration.

g) ADEMSA secured Certificates of Deposit

During 2011 and 2010, ADEMSA issued secured Certificates of Deposit in favor of various financial institutions, goods and/or amounts consigned thereto, which, as a result of the defaults by the producers and on exercising the right conferred by the Certificates, filed claim against ADEMSA for compliance with the obligations to deliver goods covered or payment of the amounts secured.

In the interest of meeting due compliance with its obligations, and as the Mexican agriculturalists are undergoing a crisis, being sensitive to the difficulties, both ADEMSA and each of the financial institutions, and the company COVAHESA, in its capacity as representative for over one thousand producers, have been negotiating a financial structuring so as to answer the complaints and to this effect sign the agreements necessary to permit the long term financing of the debts or claims, finding a viable solution for all parties involved.

At December 31, 2013, 2012 and 2011, the Company holds a reserve of $106,285, $118,000 and $233,000 respectively, in order to settle the obligations of ADEMSA in the event the agreements are being negotiated with the financial institutions cannot be implemented or if the debts cannot be settled in full during the term and under the conditions for the financing negotiated. At December 31, 2013 and 2012, the Company made payments to the financial institutions for $11,715 and $115,000, respectively. At December 31, 2013, this reserve is included in the liability related to non-current assets available for sale and at December 31, 2012 in the liability for accounts payable and accrued expenses.

Grupo TMM, S.A.B. and Subsidiaries

h) Tax proceedings

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

The tax authorities are currently conducting audits on the companies that originally owed the taxes; however they have recognized the corresponding provisions, which are presented in the accounts payable and accrued expense.

i) Termination of the Consolidation Regimen

On February 13, 2013, the Company filed an indirect amparo (writ of relief) against various provisions related to the disappearance of the regimen of fiscal consolidation, offering arguments to demonstrate the unconstitutionality of various provisions violating the guarantees of proportionality, legality, and legal certainty, and also various human rights recognized by the Mexican Constitution and in international treaties to which Mexico is party.

Given the diversity of procedures in the tax laws to determine the effects of deconsolidation required by these, and also the various criteria to be used, and the possible results of the acts contested in the amparo, no disclosure is made regarding deconsolidation as there is no certainty as to the application of a specific procedure. The foregoing in order to not hold as accepted any of the procedures established in the tax disposition, and which could negatively affect the interests of the Company in the ampere case.

j) Other legal proceedings

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

k) Operations with related parties

The Company has significant dealings and relationships with related parties. To this effect, the Company has documentation for the transactions that took place during 2012 that confirms the terms of these transactions are the same as those that would result from transactions between unrelated parties. The Company and its subsidiaries are in the process of completing this study for 2013.

27 Financial risk management, objectives and policies

Grupo TMM main financial instruments, other than derivate financial instruments, are bank loans, securitization structures for future income, cash and short term deposits. The main objective of these financial instruments is to provide the Company with all necessary funds to properly perform its operations. The Company has several financial assets and liabilities, such as commercial credits and commercial payables, which arise directly from its operations.

Grupo TMM, S.A.B. and Subsidiaries

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

Grupo TMM policy is to manage its interests cost by using a combination of a fixed and variable rate debts. In order to manage this combination with an efficient cost, Grupo TMM enters into interest rate swaps, where it commits to interchanging, at determined intervals, the difference between the fixed interest rate and the variable interest rate at amounts that are calculated in reference to an agreed theoretical amount of principal, through agreements in which Grupo TMM receives the difference in excess of the maximum interest rate determined in the contracts. This exchange is aimed to cover for the underlying debt obligations.

Currency risk

The monetary position for Grupo TMM may be materially affected by variances in the exchange rate between the US dollar and the Mexican peso due to the Company’s significant operations in Mexico. The Group does not cover this exposure. The Group minimizes its exposure effects in foreign currency by contracting debt in Mexican pesos. In July 2010, the Company issued Trust Certificates for approximately $10,500,000, consolidating the three previous offerings in one.

Grupo TMM also faces transactional currency exposure. This exposure derives from sales and acquisitions made in currencies other than Mexican pesos, Grupo TMM’s functional currency. At December 31, 2013, 2012 and 2011, approximately 60%, 59% and 60%, respectively, of Grupo TMM’s sales are denominated in US dollars, while approximately 28% and 30% of the costs and expenses are denominated in US dollars.

At December 31, 2013, 2012 and 2011, the Company held monetary assets and liabilities denominated in foreign currencies other than the Mexican peso, classified according to its corresponding interbank exchange rate as related to the Mexican peso, as follows:

	2013	2012	2011
Assets in US dollars	$716,763	$495,364	$599,524
Assets in other currencies	4,603	5,366	3,515
Liabilities in US dollars	(985,968)	(876,268)	(1,129,812)
Liabilities in other currencies	(7,189)	(15,012)	(7,155)

	$(271,791)	$(390,550)	$(533,928)

At December 31, 2013, 2012 and 2011, the exchange rate was Ps13.0652, Ps12.9880 and Ps13.9476 per US dollar, respectively.

Grupo TMM, S.A.B. and Subsidiaries

Sensitivity analysis

The following table shows the sensitivity in operations associated with to the financial assets and liabilities of Grupo TMM and the exchange rate; US dollar (USD)/peso “considering that the rest of the conditions remain unchanged”. Assuming a variance of +/- 2.95% in the USD/peso exchange rate for the years ended December 31, 2013, 2012 and 2011. This percentage was determined based on the volatility of the average exchange rate market over the past 12 months. The sensitivity analysis is based on financial instruments in foreign currency held by Grupo TMM on the reporting date.

If the peso had strengthened or weakened against the USD by 2.95%, this would have had the following impact on the monetary position:

	2013		2012		2011
	2.95% increase in the exchange rate	2.95% decrease in the exchange rate	2.95% increase in the exchange rate	2.95% decrease in the exchange rate	2.95% increase in the exchange rate	2.95% decrease in the exchange rate
Assets in US dollars	$21,145	$(21,145)	$14,613	$(14,613)	$17,686	$(17,686)
Assets in other currencies	136	(136)	158	(158)	104	(104)
Liabilities in US dollars	(29,086)	29,086	(25,850)	25,850	(33,329)	33,329
Liabilities in other currencies	(212)	212	(443)	443	(211)	211

	$(8,017)	$8,017	$(11,522)	$11,522	$(15,750)	$15,750

The exposure to exchange rates varies during each year, depending on the volume of overseas operations; however, the above analysis is considered representative of Grupo TMM’s exposure to currency risk.

Interest rate risks

Grupo TMM exposure to the risk of changes in market interest rates is related principally to the long-term debt obligations of Grupo TMM at a floating interest rate.

Grupo TMM’s policy is to obtain fixed rated instruments on its loans and, when a loan has a variable interest rate, the Company’s policy is to obtain all needed derivative financial instruments in order to fix this rate. At December 31, 2013, the Company has $531.1 and $11,085.7 million pesos of debt contracted on fixed and variable rates, respectively. At December 31, 2012, the Company had $573 and $11,034.8 million pesos of debt contracted on fixed and variable rates, respectively. At December 31, 2011, the Company had $429 and $10,763.4 million pesos of debt contracted on fixed and variable rates, respectively.

The variable portion of the debt is associated with the Trust Certificates for an original amount of $10,500 million pesos. The Company has an interest rate CAP which allows for the Issuer Trust’s maximum payable rate to be 10.80% per annum during the first 4 years of the offering. At the beginning of 2013, the Company extended the CAP for the period from August 2013 to August 2014, under which the maximum rate payable is 10.80%. In addition, in January 2014, the Company again extended the CAP for the period from August 2014 to August 2015, under which the maximum rate payable is 9.80%.

Grupo TMM, S.A.B. and Subsidiaries

Sensitivity analysis

The following table illustrates the sensitivity in operations at December 31, 2013, 2012 and 2011 to a reasonably possible change in the interest rates of +/- 1%. These changes are considered to be reasonably possible based on the current market conditions. The calculations are based on a variance in the average market interest rate for each period and the financial instruments on the reporting date that are sensitive to variances in the interest rates. The rest of the variables remain constant.

	2013		2012		2011
	+1% variance	-1% variance	+1% variance	-1% variance	+1% variance	-1% variance
Results for the year	$(3,933)	$4,002	$(4,594)	$4,472	$(4,757)	$4,757

The impact shown in the above sensitivity is considered the same both in the results of operations and in stockholder equity.

Credit risk

Grupo TMM only sells to solvent third parties. Grupo TMM’s policy is that all customers who prefer to operate under credit conditions are subject to credit verification procedures. Moreover, receivable balances are constantly watched so that Grupo TMM’s exposure loss on receivables is not significant.

As Grupo TMM only engages in these types of operations with third parties of recognized solvency, the Company does not require surety.

Regarding the credit risks derived from other financial assets of Grupo TMM, which include cash and cash equivalents, Grupo TMM’s exposure to risks is related to the possibility of non-compliance by its counterparts, with a maximum exposure that is equal to the sum of such instruments, which is considered immaterial, as the counterparts are banks with high reputation ratings given by independent rating agencies.

Some of the unimpaired accounts receivable are in arrears on the reporting date, as shown following:

	2013	2012
Up to 3 months	$1,297	$20,917
Up to 4 months	11,052	6,367
More than 4 months	15,501	32,017

	$27,850	$59,301

Regarding customers and other accounts receivable, Grupo TMM is not exposed to any significant problem of credit risk with any counterpart, either individually or as a group with similar characteristics. Based on historical information on the rate of default, Management considers the credit quality of the accounts receivable that are not in arrears or impaired, to be good.

Grupo TMM, S.A.B. and Subsidiaries

Concentration of risk

For the years ended December 31, 2013, 2012 and 2011, the Company earned revenue from PEMEX Exploration and Production and PEMEX Refining, representing 39%, 10% and 25% of the Company’s total revenue, and also 28%, 11% and 15%, respectively; no other customer represents more than 8% of the Company’s total revenue.

The Company assesses the financial situation of its customers and has an allowance for doubtful accounts if needed.

Liquidity risk

The goal of Grupo TMM is to maintain a balance between the continuity of loans and flexibility through the use of bank loans and securitizations. At December 31, 2013, 2012 and 2011, only 6%, 3% and 2%, respectively, of Grupo TMM’s financial liabilities are due within the next 12 months.

At December 31, 2013, 2012 and 2011, the financial liabilities of Grupo TMM have contractual maturities (including interest payments as applicable) as summarized following:

	Current		Non-Current
	In 6 months	6 to 12 months	1 to 5 years	More than 5 years
At December 31, 2013
Suppliers	$—	$241,923	$—	$—
Accounts payable and accrued liabilities	—	510,397	—	—
Debt	131,253	505,299	400,123	9,853,944

	$131,253	$1,257,619	$400,123	$9,853,944

At December 31, 2012
Suppliers	$—	$302,362	$—	$—
Accounts payable and accrued liabilities	—	931,107	—	—
Debt	133,038	199,557	791,012	9,700,177

	$133,038	$1,433,026	$791,012	$9,700,177

The above amounts reflect the contractual cash flows without discount, which may differ from the values registered in the liabilities on the reporting date.

Risk of the dissolution of the Company

Under the Mexican Corporation and Commercial Partnership Law, when a company has accumulated losses of more than two thirds its share capital, the dissolution of the company needs to be approved by its stockholders during an Extraordinary General Meeting. Stockholders representing at least 33% of the stockholder capital can ask the Board of Directors to call an Extraordinary General Stockholders’ Meeting to discuss the dissolution of the Company, but this is not mandatory. Company stockholders can approve any corporate strategy to address cumulative losses.

Grupo TMM, S.A.B. and Subsidiaries

Also, the Business Reorganization Law provides that any third party holding legal interest can petition the courts to declare the company into bankruptcy. Legal interest is defined as being held by any creditor of the Company. Such declaration can be petitioned by a creditor and if (a) the Company has continuously defaulted on its payment obligations and the amount in default represents at least 35% of the Company’s total obligations, and (b) the Company has no assets with which to settle at least 80% of the obligations in default at the time of the petition.

As of April 30, 2014, the company had not received any request for an Extraordinary Shareholders Meeting concerning the accumulated losses of the Company, nor had the Company received notice of any request to judicial authorities to declare dissolution of the Company

28 Capital management policies and procedures

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

At December 31, 2013, 2012 and 2011, the capital management is summarized as follows:

	2013	2012	2011
Stockholders’ equity	$200,983	$658,811	$1,519,414

Stockholders’ equity	$200,983	$658,811	$1,519,414
Total financial debt	10,890,619	10,823,784	10,495,583

	$11,091,602	$11,482,595	$12,014,997

Ratio of total debt to stockholder equity	55.19	17.43	7.91

29 Subsequent event

a) On February 17, 2014, the Company, through the Issuer Trust and on prior confirmation by the Common Representative, early amortized the Trust Certificates for $1,000. This amortization did not require the payment of premiums or any other penalty. The outstanding balance on the Trust Certificates as of this date is $10,594,200.

Grupo TMM, S.A.B. and Subsidiaries

b) On March 31st, 2014, the Company decided to enter into a “Sale & Lease-back” operation with UNIFIN Financiera, S.A.P.I. de C. V., SOFOM E.N.R. (UNIFIN), through its subsidiary Inmobiliaria Dos Naciones, S. de R. L. de C.V. (IDN), where IDN sold to UNIFIN the floating dry-dock “ARD -10”, the floating dry-dock “ABDF 2”, and the towing vessel “Catherine M” for an amount of $55.6 million. At the same time, IDN and UNIFIN held an operating leasing arrangement of the aforementioned three assets in order to maintain them working and generating incomes. The leasing arrangement will last four years with monthly payments of $0.9 million, IDN participate as Lessee and UNIFIN as Lessor.

30 Decree that reforms, adds, and repeals various laws

On December 11, 2013, a Decree was enacted to reform, add, and repeal various tax provisions. The most important changes are described following:

New Income Tax Law

The Income Tax Law that had been in effect since 2002 was repealed, with the enactment of a new law that will take effect January 1, 2014.

Corporate Flat Tax Law and Cash Deposits Law

Under the reforms, the Corporate Flat Tax Law and the Cash Deposits Law have been repealed. Therefore these two taxes cease to be effective as of January 1, 2014.

Elimination of the regimen of fiscal consolidation and new regimen of integration

The regimen of fiscal consolidation was eliminated; therefore a transition scheme was set up for taxpayers under this regimen and diverse alternatives are established to calculate the deferred taxes for these taxpayers until December 31, 2013, and also a scheme of partial payments for the next five years.

Also, an optional regimen is established for groups of companies that meet certain requisites, similar to those considered for the former regimen of fiscal consolidation. One of the requisites for applying this new regimen is to have a minimum of 80% of the voting power in a subsidiary. Through this new optional scheme, companies may defer a portion of the tax for up to three years based on a strict control of the individual taxes generated by the group.

The incorporation of tax losses from previous years generated by subsidiaries or holding companies, which would include Grupo TMM under this new regiment, are not permitted; however, tax losses generated as of the date the new regimen enters into effect are permitted in certain cases.

New income tax on dividends

The Decree approves imposing on dividends, or payments made by Mexican companies to stockholders natural persons or to non-residents, a 10% tax on the gross amount of the dividends or earning paid. This new tax is imposed on the stockholder that receives the dividend or benefit and will be applied through withholding by the payer of the distribution. The withholding of the tax will be considered a definitive payment. This new legislation also applies to earnings distributed as a result of capital decreases.

Grupo TMM, S.A.B. and Subsidiaries

However, if the payment of the dividend corresponds to earnings generated up to 2013, and said benefits are drawn from the CUFIN, these will remain exempt from the 10% withholding. Companies that make these payments will carry a record in their accounting for the balance in these accounts.

This new fiscal regimen is wholly independent from the tax on dividends from the CUFIN, and also the income tax credit for dividends, which are unchanged.

Payments to related parties

The reform limits the deduction of payments made to resident or non-resident related parties, when the revenue corresponding is not taxable for the related party in question, or if this revenue is taxed overseas, at a rate lower than 22.5% (75% of the income tax rate applicable in Mexico).

Similarly, interest, royalties, or payments for technical assistance made to a foreign entity that controls or is controlled by the Mexican entity, must be considered non-deductible. This is applicable when the foreign entity that receives the payment is considered a non-resident for the purposes of the income tax law, except when its stockholders or partners are subject to taxes on the income they receive from said foreign entity, when the payments made for these items are considered non-existent for tax purposes in the country or territory where the foreign entity is resident, and when the foreign entity is not subject to considering the payment a taxable income, in accordance with the tax laws applicable.

Exempt salary benefits

In the case of payments made to employees, which are considered fully or partially exempt from income tax, the tax deduction for the taxpayer will be limited to 47%, instead of the 41% originally proposed.

The tax deduction could increase to 53% of the exempt payments, insofar that the exempt benefits given to employees during the corresponding year are not lower than the benefits given the previous year.

Employee Profit Sharing

The tax base to determine both income tax and employee profit sharing will be the same, however, the application of tax losses from previous years is not permitted for these calculations and exempt salary benefits paid to employees will be considered wholly deductible for the employee profit sharing base.

Company Management is currently assessing the impact of these changes on its consolidated financial statements. Initial conclusions would indicate that the income tax base in the coming years will increase due to the limitations on tax deductions, as is the case for social security.

Grupo TMM, S.A.B. and Subsidiaries

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRUPO TMM, S.A.B.

By:	/s/ Carlos Pedro Aguilar Mendez
Carlos Pedro Aguilar Mendez
Chief Financial Officer

Date: April 30, 2014