Form 20-F
period 2014-12-31
GRUPO TMM SAB
filed 2015-04-30
CIK 1163560

SECURITIES AND EXCHANGE COMMISSION

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Large accelerated filer	☐ Accelerated filer ☐	Non-accelerated filer	☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☒

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

-iii-

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

Presentation of Financial Information

Our financial statements are reported in Mexican pesos and prepared in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

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

Selected Financial Data

The following table sets forth our selected financial data. The financial information presented for the fiscal years ended December 31, 2010, 2011, 2012, 2013 and 2014 was derived from our Audited Consolidated Financial Statements, of which the financial statements for each of the years ended December 31, 2012, 2013, and 2014 are contained elsewhere herein. The Financial Statements have been prepared in accordance with IFRS as issued by the IASB.

The following data presents selected consolidated financial information of the Company and should be read in conjunction with, and is qualified in its entirety by reference to, the Financial Statements of the Company, including the Notes thereto, also included in this Form 20-F, and to Item 5. “Operating and Financial Review and Prospects”.

GRUPO TMM, S.A.B. AND SUBSIDIARIES

SELECTED CONSOLIDATED FINANCIAL DATA UNDER IFRS

(in millions of Pesos, except per share data)

	Year Ended December 31,
	2014	2013	2012	2011	2010
CONSOLIDATED INCOME STATEMENT DATA (a):
Transportation revenues	$2,870.7	$2,838.5	$2,592.2	$2,514.3	$2,992.4
Income on Transportation before loss from revaluation of vessels	329.6	353.3	312.5	386.3	651.3
Loss from revaluation of vessels(b)	255.5	—	—	—	—
Income on Transportation	74.1	353.3	312.5	386.3	651.3
Other Income (Expense) — Net (c)	356.8	64.0	(32.6)	(54.5)	(66.8)
Operating Income	430.9	417.3	279.8	331.8	584.5
Interest Income	23.6	37.9	49.6	43.8	102.1
Interest Expense	855.0	942.8	981.4	1,038.3	983.8
Exchange Gain (Loss) (d)	(66.3)	4.4	44.9	1,160.1	(470.5)
Income (Loss) before benefit from (provision for) Income Taxes	(466.8)	(483.3)	(607.1)	497.4	(767.8)

	Year Ended December 31,
	2014	2013	2012	2011	2010
(Provision for) Benefit from Income Taxes	(4.7)	(4.7)	(8.8)	(12.0)	(6.0)
Income (Loss) from continuing operations	(471.5)	(487.9)	(615.8)	485.4	(773.7)
Income (Loss) from discontinued operations	(43.0)	(63.5)	(165.3)	(293.8)	(231.6)
Net Income (Loss)	(514.5)	(551.4)	(781.1)	191.6	(1,005.3)
Attributable to Non-controlling interest	2.4	4.9	5.3	12.5	20.8
Attributable to stockholders of Grupo TMM, S.A.B.	(516.9)	(556.4)	(786.5)	179.0	(1,026.1)
Earnings (Loss) per Share from continuing operations (e)	(4.614)	(4.775)	(6.027)	4.750	(7.585)
Earnings (Loss) per Share from discontinued operations (e)	(0.421)	(0.621)	(1.617)	(2.875)	(2.270)
Earnings (Loss) per Share from Net Income (Loss) (e)	(5.035)	(5.396)	(7.644)	1.875	(9.855)
Earnings (Loss) per Share attributable to stockholders of Grupo TMM, S.A.B. (e)	(5.059)	(5.445)	(7.697)	1.752	(10.059)
Book value per share (f)	5.571	1.335	5.864	14.339	13.197
Weighted Average Shares Outstanding (000s)	102,183	102,183	102,183	102,176	102,007
BALANCE SHEET DATA (at end of period):
Cash and cash equivalents	$332.9	$405.3	$496.7	$507.6	$1,113.6
Restricted cash	410.2	489.7	592.3	568.1	648.6
Total Current Assets	2,806.1	1,954.3	2,029.5	2,025.3	2,632.5
Property, machinery and equipment – Net	9,052.9	9,053.1	9,716.7	10,012.7	9,430.4
Concessions – Net	24.6	28.4	32.2	35.9	35.3
Total Assets	12,924.3	12,179.4	12,945.3	13,279.0	13,321.0
Current portion of financial debt	918.6	636.6	332.6	239.8	293.1
Long-term financial debt	10,069.6	10,254.1	10,491.2	10,255.8	10,358.6
Capital stock	2,169.9	2,169.9	2,169.9	2,169.9	1,921.4
Stockholders’ Equity (Deficiency) attributable to Stockholders of Grupo TMM, S.A.B.	569.3	136.4	599.2	1,465.1	1,195.9
Non-controlling equity interest in subsidiaries	68.3	64.6	59.6	54.3	110.3
Total Stockholders’ Equity	637.6	201.0	658.8	1,519.4	1,306.2
OTHER DATA:
Incremental Capital Investments (g)	$227.2	$290.8	$351.2	$191.1	$405.9
Depreciation and Amortization	599.9	585.6	566.9	640.5	725.3
Net cash provided by (used in):
Operating activities	834.6	984.9	916.6	890.5	1,214.0
Investing activities	(122.8)	(208.7)	(344.8)	(218.4)	(287.5)
Financing activities	(800.9)	(868.1)	(570.0)	(1,268.0)	(98.8)

(a)	As of July 2013, Grupo TMM sold 100% of its interest in its truck transportation and haul-away trailers business. Accordingly, as of such date Grupo TMM has categorized this business as a discontinued operation and has excluded it from the consolidated income statement data. See Note 17 to the accompanying Audited Consolidated Financial Statements.
(b)	In December 2014, the Company adopted a revaluation model for its vessels pursuant to IAS 16 “Property, Plant and Equipment.” In accordance with this provision, the revalued model for most of the Company’s vessels is determined by market values calculated by external professional appraisers and other valuation techniques. The frequency of these revaluations will be based on changes in fair values, i.e., when these values differ materially from their book values. In accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” the implementation of this model is recognized prospectively. See Note 3.8 to the accompanying Audited Consolidated Financial Statements.
(c)	See quantification of items in “Other Expenses (Income) Integration” table below.
(d)	In 2011 and 2010 the Company’s functional currency was Dollars. See Note 3.3 to the accompanying Audited Consolidated Financial Statements.
(e)	As of December 31, 2010 the number of Shares outstanding was 101,994,641, as of December 31, 2011, 2012, 2013 and 2014 the number of Shares outstanding was 102,182,841.
(f)	Book value per Share: results from dividing total shareholders’ equity attributable to stockholders of Grupo TMM by the outstanding Shares at the end of each period.
(g)	See Item 5. “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures and Divestitures.”

GRUPO TMM S.A.B. AND SUBSIDIARIES

SELECTED CONSOLIDATED OPERATING DATA

(in millions of Pesos)

	Year Ended December 31,
	2014	2013	2012	2011	2010
TRANSPORTATION REVENUES:
Maritime Operations (a)	2,526.6	2,455.3	2,188.8	2,133.4	2,534.6
Logistics Operations (b)	162.0	219.2	249.7	210.5	265.6
Ports and Terminals Operations (c)	114.9	113.4	101.2	123.7	130.2

Other business (d)	67.2	50.6	52.5	46.7	62.0

Total	$2,870.7	$2,838.5	$2,592.2	$2,514.3	$2,992.4

INCOME ON TRANSPORTATION (e):
Maritime Operations	478.9	517.8	442.9	518.9	755.8
Logistics Operations	26.4	40.7	58.6	38.9	36.0
Ports and Terminals Operations	4.6	0.2	(3.8)	27.8	46.2

Shared corporate costs	(180.3)	(205.4)	(185.2)	(199.3)	(186.7)

Total	$329.6	$353.3	$312.5	$386.3	$651.3

OTHER INCOME (EXPENSE):
Proceeds from the sale of subsidiaries	358.1	8.1	—	(2.5)	(32.6)
Cancellation of provisions	16.7	9.8	—	54.5	—
Reserve for fiscal resolution cost	—	—	(100.0)	—	—
Reserve for prepayment and arbitration expenses	—	(13.1)	(6.8)	(83.6)	(2.9)
Amortization of non-competition rights	—	—	(22.8)	(25.6)	(26.0)
Gain on the purchase of Inmobilaria Dos Naciones	—	—	74.2	—	—
Dividends received from Comercializadora y Distribuidora Milgret	—	—	23.4	—	—
Taxes recovered, net of expenses incurred	—	42.0	—	—	—
Other – Net	(18.0)	17.2	(0.6)	2.7	(5.3)

Total	$356.8	$64.0	$(32.6)	$(54.5)	$(66.8)

(a)	Maritime Operations primarily consist of offshore vessels, product tankers, parcel tankers and tugboats.
(b)	Logistics Operations consist of container maintenance and repair, automotive services and intermodal terminal operations
(c)	Ports and Terminals Operations consist of a port in Acapulco, Mexico, a terminal at Tuxpan, Mexico, loading and unloading operations at the port of Tampico, Mexico, and the operation of shipping agencies at various ports in Mexico.
(d)	Represents certain new businesses which are in the development process.
(e)	Income on Transportation before loss on revaluation of assets.

Average Shares Outstanding

Income per Share is calculated based on the average number of Shares outstanding in each relevant year. The average number of Shares outstanding in 2010 was 102,006,730, in 2011 was 102,176,138, in 2012, 2013 and 2014 was 102,182,841. See Item 4. “Information on the Company — History and Development of the Company” and Item 9. “The Offer and Listing — Share Repurchase Program.”

Dividends

Pursuant to Mexican law and our bylaws, the declaration, amount and payment of dividends are determined by a majority vote of the holders of the outstanding shares represented at a duly convened shareholders’ meeting. Shareholders have the ability, at their discretion, to approve dividends from time to time. At the Ordinary Shareholders’ Meeting held on April 29, 2011, due to the Company’s current financial condition, our shareholders decided to revoke the resolution adopted at the ordinary shareholders’ meeting held on April 24, 1997 by the shareholders of our predecessor, Transportación Marítima Mexicana, S.A. de C.V. (“TMM”), declaring a dividend equivalent to US$0.17 per Share. That dividend was not paid, and no other dividend has been declared since 1997.

Exchange Rates

We maintain our financial records, including our tax records, in Pesos. The amounts in Dollars are converted to the Peso equivalent using the prevailing exchange rate. In 2014, approximately 70% of our net consolidated revenues and 28% of our operating costs and expenses were generated or incurred in Dollars. The remainder of our net consolidated revenues and operating expenses were generated or incurred in Pesos.

The following table sets forth the high, low, average and period-end noon buying rates for Pesos reported by Banco de México (the “Noon Buying Rate”) expressed as Pesos per U.S. dollar for the periods indicated below.

	Exchange Rates
Year Ended December 31,	High(1)	Low(1)	Average(2)	End of Year(3)
2010	13.18	12.16	12.64	12.38
2011	14.24	11.50	12.43	13.95
2012	14.39	12.63	13.17	12.99
2013	13.44	11.98	12.76	13.07
2014	14.79	12.85	13.30	14.73

	Exchange Rates
Monthly,	High(4)	Low(4)	Average(5)	End of Month(6)
Year 2015
January	14.99	14.56	14.69	14.99
February	15.11	14.75	14.93	14.96
March	15.58	14.93	15.23	15.24
April(7)	15.45	14.80	15.21	15.38

(1)	The highest and lowest of the Noon Buying Rates for the Peso per U.S. dollar reported by Banco de México on the last business day of each month during the relevant year.
(2)	The average of the Noon Buying Rates on the last day of each month during the relevant year.
(3)	The Noon Buying Rates on the last day of each relevant year.
(4)	The highest and lowest of the Noon Buying Rates of each day in the relevant month.
(5)	The average of the Noon Buying Rates of each day in the relevant month.
(6)	The Noon Buying Rates on the last day of each relevant month.
(7)	Through April 27, 2015.

On April 27, 2015, the Noon Buying Rate was Ps. 15.3834 = US$1.00 (equivalent to Ps. 1.00 = US$0.0650).

Risk Factors

Risks Relating to our Indebtedness

Our substantial indebtedness could adversely affect our financial condition and impair our ability to operate our business, and we may not be able to pay the interest on and principal amount of our indebtedness.

As of December 31, 2014, Grupo TMM’s total debt amounted to $10,988.2 million, which includes $9,900.9 million under our Mexican Peso-Denominated Trust Certificates Program (the “Trust Certificates Program”), $980.9 million of bank debt owed to several different banks, and $106.4 million that non-institutional lenders; of this debt, $918.6 million was short-term debt, and $10,069.6 million was long-term debt.

As of March 31, 2015, Grupo TMM’s total debt amounted to $10,900.7 million, which includes $9,836.3 million under our Trust Certificates Program, $951.1 million of bank debt owed to several different banks and $113.2 million owed to non-institutional lenders; of this debt, $759.3 million is short-term debt, and $10,141.4 million is long-term debt. Under IFRS, transaction costs in connection with financings are required to be presented as debt.

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

As of March 31, 2015, approximately 95% of our debt was denominated in pesos. As of the date of this Annual Report, we do not generate sufficient revenue in pesos from our operations to service all of our peso-denominated debt. Consequently, we have to use revenues generated in dollars to service our peso-denominated debt. A devaluation or depreciation in the value of the dollar, compared to the Mexican peso, could adversely affect our ability to service our debt. During 2014, the Mexican peso had depreciated approximately 12.8% against the dollar. During 2015 through March 31, 2015, the Mexican peso had depreciated approximately 3.5% against the dollar.

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

Although Grupo TMM improved its operating income in 2011, it incurred a net loss in 2010, 2012, 2013 and 2014. Our ability to continue as a going concern is subject to our ability to generate sufficient profits and/or obtain necessary funding from outside sources and there can be no assurance that we will be able to generate such profits or obtain such funding.

As of April 27, 2015, the company had not received any request for an Extraordinary Shareholders Meeting concerning the accumulated losses of the Company, nor had the Company received notice of any request to judicial authorities to declare a dissolution of the Company.

If our time charter arrangements are terminated or expire, our business could be adversely affected.

As of December 31, 2014, we had two product tanker vessels on time charter to PEMEX Refinación (“PER”), one product tanker on time charter to PMI Trading, Limited (“PMI”), one product tanker that was on time charter to PER and PEMEX Exploración y Producción (“PEP”), 21 offshore vessels on time charter to PEP, and one product tanker available for charter. PER, PMI and PEP are subsidiaries of Petróleos Mexicanos, the national oil company of Mexico (“PEMEX”). In addition, in 2014 we entered into six offshore vessel chartering agreements with private operators in the spot market with time periods ranging from one to two years. In the event that our time charter arrangements are terminated or expire without being renewed, we will be required to seek new bareboat or time charter arrangements for these vessels. We cannot be sure that bareboat or time charters will be available for the vessels following termination or expiration, or that bareboat or time charter rates in effect at the time of such termination or expiration will be comparable to those in effect under the existing time charters or in the present market. In the event that bareboat or time charters are not available on terms acceptable to us, we may use those vessels in the spot market. Because charter rates in the spot market are subject to greater fluctuation than longer term bareboat or time charter rates, any failure to maintain existing, or enter into comparable, charter arrangements could adversely affect our operating results.

Our results from operations are dependent on fuel expenses.

Our parcel tanker operations consume significant amounts of energy and fuel, the cost of which has fluctuated significantly worldwide in recent years. With respect to our other operations our customers pay for the fuel consumption. We currently meet, and expect to continue to meet, our fuel requirements almost exclusively through purchases at market prices from PEMEX, a government-owned entity responsible for the distribution and sale of diesel fuel, maritime diesel oil and bunker fuel in Mexico. In addition, instability caused by imbalances in the worldwide supply and demand of oil may result in increases in fuel prices. Our fuel expense represents a significant portion of our operating expenses in our parcel tanker operations, and there may be increases in the price of fuel that cannot be hedged or transferred to the final user of our transportation services. We cannot assure you that our operations would not be materially adversely affected in the future if energy and fuel costs increase from current levels.

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

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of a vessel may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage. Although our current fleet of 41 vessels had an average age of approximately 12.78 years as of March 31, 2015, we cannot assure you that, as our vessels age, market conditions will justify such expenditures or will enable us to profitably operate our vessels during the remainder of their expected useful lives.

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

As of March 31, 2015, we had 1,708 employees, approximately 8% of whom were unionized. The compensation terms of the labor agreement with these employees are subject to renegotiation on an annual basis and all other terms are renegotiated every two years. If we are not able to negotiate these provisions favorably, strikes, boycotts or other disruptions could occur, and these potential disruptions could have a material adverse effect on our financial condition and results of operations and on our ability to meet our payment obligations under our financing arrangements.

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

Our financial statements are prepared in accordance with IFRS. IFRS differs in certain significant respects from U.S. GAAP including, among others, the classification of minority interest and employees’ profit sharing, the accounting treatment for capitalized interest, consolidation of subsidiaries, and acquisition of shares of subsidiaries from minority stockholders and the computation of deferred taxes. For this and other reasons, the presentation of financial statements and reported earnings prepared in accordance with IFRS may differ in significant respects from the presentation of financial statements and reported earnings prepared in accordance with U.S. GAAP.

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

Mexico has historically experienced uneven periods of economic growth. Mexico’s gross domestic product (“GDP”) increased 5.5%, 3.9%, 4.0%, 1.4% and 2.1% in 2010, 2011, 2012, 2013 and 2014, respectively. GDP growth in 2014 was lower than the 3.1% the Banco de Mexico Consensus Board1 had estimated. For 2015, the Banco de Mexico Consensus Board estimates that GDP in Mexico is expected to grow by approximately 2.5%, while inflation is expected to be 3.0%. We cannot assure you that these estimates will prove to be accurate. The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Accordingly, Mexican governmental actions concerning the economy and state-owned enterprises could have a significant impact on Mexican private sector entities in general and on us in particular, as well as on market conditions, prices and returns on Mexican securities, including our securities.

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

Pursuant to the provisions of the North American Free Trade Agreement (“NAFTA”), if Mexico experiences serious balance of payment difficulties or the threat thereof in the future, Mexico would have the right to impose foreign exchange controls on investments made in Mexico, including those made by U.S. and Canadian investors. Any restrictive exchange control policy could adversely affect our ability to obtain U.S. Dollars or to translate Pesos into U.S. Dollars for purposes of making interest and principal payments to our creditors to the extent that we may have to make those translations. This could have a material adverse effect on our business and financial condition.

[1]	The Banco de Mexico Consensus Board comprises 33 groups of private analysts and consultants specializing in the Mexican and international economies.

High interest rates in Mexico could increase our financing costs.

Mexico historically has had, and may continue to have, high real and nominal interest rates. The interest rates on 28-day Mexican government treasury securities averaged 4.40%, 4.24%, 4.85%, 3.75% and 2.99% in 2010, 2011, 2012, 2013 and 2014, respectively, and for the three-month period ended March 31, 2015, they averaged 2.87%.

A total of $9,900.9 million of our debt represented by our Trust Certificates Program was incurred in Mexican Pesos at the Mexican interbank rate, TIIE, plus 2.45%. The Company has hedged the interest rate risk of this variable rate debt at a maximum rate of 9.80% through August 2016. As of December 31, 2014, the 28-day TIIE rate was 3.31%, and as of March 31, 2015, the rate was 3.30%.

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

Our operations, including demand for our products or services and the price of our floating rate debt, have also historically been adversely affected by increases in interest rates in the United States and elsewhere. Although in recent years interest rates have remained low, as interest rates rise, the interest payments on our floating rate debt and the cost of refinancing our financing arrangements at maturity will rise as well.

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

2010	4.40%
2011	3.82%
2012	3.57%
2013	3.97%
2014	4.07%
2015 (three months ended March 31)	0.51%

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

Mexican political events may significantly affect our operations. On Decemember 1, 2012, Enrique Peña Nieto, a member of the Institutional Revolutionary Party (“PRI”), began a six-year term as president of Mexico following his victory in the July 1, 2012 presidential election. Following President Peña Nieto’s election, the Mexican government has begun to implement significant changes in laws, policies and regulations aimed at fostering growth in certain key sectors of the Mexican economy, including the energy and transportation sectors. These reforms could significantly change Mexico’s political and economic situation, which consequently could affect the Company’s operations. Currently, no single political party holds a clear majority in either chamber of the Mexican Congress. The absence of a clear majority by a single party may hinder the timely implementation of political reforms, result in governmental gridlock and increase political uncertainty. We cannot provide any assurances that political developments in Mexico, over which we have no control, will not have an adverse effect on our business, financial condition or results from operations.

Mexico’s daily oil production statistics indicate that production has declined over the past eight years (2007-2014) at a compounded average rate of 3.3%, a trend that could continue in the coming years. In contrast, during the past eight years imports of gasoline and diesel for domestic consumption grew by almost 5%, and currently represent over 40% of Mexico’s domestic consumption.

Experts have concluded that if the Mexican government does not follow through with its implementation of reforms designed to promote private investment in the energy sector, or fails to make further investments to increase PEMEX’s technological capabilities, Mexico’s oil production may drop considerably, weakening the financial position of the Mexican government.

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

On February 13, 2014, we filed an indirect writ of relief (amparo) challenging the constitutionality of various provisions of the tax reforms related to the elimination of the existing fiscal consolidation regime. We cannot assure you that we will prevail in our constitutional challenge and are continuing to analyze the scope and implications of the January 1, 2014 tax reforms on our business. We cannot predict the full impact that the tax reform will have on our business, financial condition and results of operations once it is fully implemented, including the effect on our business of higher payroll taxes and higher costs due to additional compliance measures. Our initial assessments indicate that the changes will increase our income tax base in the coming years, primarily as a result of the new limitations on tax deductions. In addition, we cannot predict the indirect impact that this legislation could have on our customers and shareholders. It is possible that our shareholders may be required to pay more taxes than they would have paid prior to the implementation of the January 1, 2014 tax reforms. As of April 27, 2015, the courts have yet to rule on the indirect writ of relief (amparo).

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

Our ADSs trade on the over-the-counter (“OTC”) market, which may limit the liquidity and price of our ADSs more than if the ADSs were quoted or listed on a national securities exchange.

Our ADSs currently trade on the OTC market under the ticker symbol GTMAY. The OTC market is a significantly more limited market than a national securities exchange such as the New York Stock Exchange (“NYSE”) or NASDAQ, with generally lower trading volumes and higher price volatility. Quotation of the ADSs on the OTC market may limit the liquidity and price of the ADSs and could adversely impact our ability to raise capital in the future.

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

Maritime Operations. Our Maritime Operations division provides maritime transportation services, including offshore vessels that provide transportation and other services to the Mexican offshore oil industry, tankers that transport petroleum products within Mexican waters, parcel tankers that transport liquid chemical and vegetable oil cargos from and to the United States and Mexico, and tugboats that provide towing services at the port of Manzanillo, Mexico. As of March 31, 2015, we provide these services through our fleet of 41 vessels, which includes product and chemical tankers, harbor tugs and a variety of offshore supply vessels.

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

Set forth below are our total revenues over the last three fiscal years for each of our business segments:

	Consolidated Transportation Revenues (in millions of Pesos) Years Ended December 31,
	2014	2013	2012
Maritime Operations	$2,526.6	$2,455.3	$2,188.8
Ports and Terminals Operations	114.9	113.4	101.2
Logistics Operations	162.0	219.2	249.7
Other Business	67.2	50.6	52.5

Total	$2,870.7	$2,838.5	$2,592.2

All of these revenues are earned in Mexico except for 3% of the revenues from our chemical tankers and product tankers.

Recent Developments

Sale of Tuxpan Container Terminal Project

We recently agreed to sell our container terminal project located in the port of Tuxpan. Following the sale, we will continue to own approximately 1,830 acres of land in the port of Tuxpan, on which we intend to develop a liquid oils terminal, a citrus juice export terminal and an automobile terminal.

Sale of Land Transportation Business

In the third quarter of 2013, we sold the land transportation businesses (trucking and autohauling) in our Logistics Operations. With this sale, we expect our operating results to improve as we focus our efforts on our profitable businesses.

Sale and Leaseback Arrangement with UNIFIN

On March 31, 2014, the Company, through its subsidiary IDN, entered into a sale and leaseback arrangement with UNIFIN Financiera, S.A.P.I. de C. V., SOFOM E.N.R. (“UNIFIN”), whereby IDN sold to UNIFIN the floating dry-dock “ARD-10”, the floating dry-dock “ABDF 2”, and the towing vessel “Catherine M” for an amount of approximately $55.6 million. At the same time, IDN and UNIFIN entered into an operating leasing arrangement for the three assets in order to maintain their ability to operate and generate income. The leasing arrangement will last four years with monthly payments of approximately $0.9 million. Under the arrangement, IDN is the lessee and UNIFIN is the lessor.

On May 14, 2014, the Company, through its subsidiary TMM, entered into a sale and leaseback arrangement with UNIFIN, whereby TMM sold to UNIFIN the seaboats “Isla Passavera” and “Margot Marianne” for an amount of approximately $22.7 million. At the same time, TMM and UNIFIN entered into an operating leasing arrangement for the two assets in order to maintain their ability to operate and generate income. The leasing arrangement will last four years with monthly payments of approximately $0.4 million. Under this arrangement, TMM is the lessee and UNIFIN is the lessor.

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

Purchase of a Shipyard in Tampico

On January 30, 2012, we purchased IDN, a company that holds a concession to operate a shipyard in the port of Tampico, Mexico. The total purchase price for the acquisition, including various assets, was $54.3 million. The shipyard is strategically positioned in the Gulf of Mexico, in close proximity to offshore oil and gas facilities and other key commercial routes between the Southeastern United States and Mexico. The shipyard provides ship repair services and is currently working at full capacity. As of December 2014 the shipyard has provided service to 38 vessels, of which approximately 21% have been from our own fleet, which has resulted in reduced costs due to increased efficiency in maintaining, repairing and positioning our vessels. In addition, we expect to develop the necessary capabilities to build vessels at the shipyard.

Termination of Cabotage Service

In March 2014, we commenced a containerized cargo cabotage service on the Pacific coast of Mexico. The service, which carried both dry and refrigerated cargo via a chartered geared container vessel with a capacity of 1,100 nominal TEUs, operated on a 7-10 day schedule from a home port in Manzanillo and linked the ports of Manzanillo, Mazatlan, and Guaymas with the central and northwest regions of Mexico. Due to unfavorable market conditions, the service will be discontinued in May 2015.

Extension of Harbor Towage Concession in Manzanillo

In December 2014, we obtained an extension by the Port Authorities to provide harbor towage services in the port of Manzanillo, Colima, for an eight-year period from January 17, 2015 until January 17, 2023. This concession can be extended for an additional period of eight years.

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

See Item 9. “The Offer and Listing — Delisting of ADSs from the NYSE; Commencement of Trading on OTC Market”.

Arbitration Claims Between Pacific Richfield Marine Pte. Ltd. (“PRM”) and Grupo TMM

Grupo TMM was recently a claimant in two arbitrations with PRM, a Singapore company. The arbitrations were conducted under the Singapore International Arbitration Centre Rules and related to alleged breaches by PRM of two Memoranda of Agreements (“MOAs”) for the sale of two vessels. Grupo TMM sought recovery of the deposits it had paid for the two vessels in the sum of US$5.2 million dollars (approximately $76.6 million) and damages for breaches of the MOAs. PRM alleged that Grupo TMM was in breach of the MOAs and sought a declaration that it was entitled to retain the deposits and receive damages for breach of the MOAs. On November 28, 2011, the arbitral tribunal resolved the claims in favor of PRM and ordered Grupo TMM to instruct Platou, the broker holding the deposits, to release the same to PRM.

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

We closed our fourth issuance of trust certificates under the program on July 29, 2010, which by the General Shareholders’ Meeting resolutions on April 30, 2010 was increased to 10.5 billion Pesos. This issuance was used primarily to repay the previous three issuances, thereby consolidating the debt under the program, and to refinance existing vessel indebtedness. As of December 31, 2014, the outstanding balance was 10.594 billion Pesos.

In accordance with the program, the Company has the right to capitalize interest for the first five years as per the following:

Year	Capitalization %	Interest Payment %
1st and 2nd	60%	40%
3th and 4th	50%	50%
5th	25%	75%

In August 2012 and with the authorization of the Trust Committee, the Company elected to capitalize 60% of the accrued interest to dedicate such resources to a vessel substitution program. During 2013 and 2014 the Company elected not to capitalize any interest on the trust certificates, choosing instead to pay 100% of the accrued interest. In February 2015 and with the authorization of the Trust Committee, the Company elected to capitalize 25% of the accrued interest.

Vessels Purchased through our Trust Certificates Program

On July 30, 2012, we entered into an agreement for the purchase from Gulf-Mark Americas Inc. of the offshore Fast Support Intervention Vessel (“FSIV”) Isla San Diego. This FSIV was delivered in August 2012. The purchase of this vessel was financed by the fourth tranche of our Trust Certificates Program.

SSA Claim

In May 2012, Grupo TMM received a claim notice from SSA Mexico, S.A. de C.V. (“SSA”) (formerly TMM Puertos y Terminales, S.A. de C.V. or TMMPyT) relating to payments made by SSA to a law firm regarding a tax proceeding with the tax authorities in Mexico and which related to the trademark of Servicios en Puertos y Teminales. On January 10, 2013, we were officially notified by the International Chamber of Commerce (“ICC”) of arbitration proceedings with respect to the claim.

In December 2014, we obtained a favorable ruling in the ICC arbitration proceeding with SSA. The ruling rejected SSA’s claims and ordered SSA to pay Grupo TMM approximately $2.5 million to cover its legal fees and costs incurred in connection with the proceeding. However, the ruling also requires Grupo TMM to reimburse SSA US$115,000 for costs incurred by SSA to substantiate the costs of the arbitral proceeding.

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

	Foreign Trade 2012-2014(a)
	As of December 31, (in millions of Dollars)
	2014		2013		2012
Total Exports	US$	397,535	US$	380,027	US$	370,770
Total Imports	US$	399,977	US$	381,210	US$	370,752
Total Trade Flows	US$	797,512	US$	761,237	US$	741,522
Growth Rate—Exports		4.6%		2.5%		6.1%
Growth Rate—Imports		4.9%		2.8%		5.7%
Growth Rate—Total		4.8%		2.6%		5.9%
Growth Rate—GDP(b)		2.1%		1.4%		4.0%

(a)	The figures include the in-bound (maquiladora) industry.
(b)	The methodology for calculating Growth Rate-GDP was modified by the Instituto Nacional de Estadistica, Geografia e Informatica (INEGI) and is based on 2003 prices.

Source: Banco de México (BANXICO).

Business Strategy

As part of our continued effort to achieve the Company’s goals, throughout the past 5 years we have accomplished the following:

•	We have expanded the assets of our Maritime Operations, resulting in better operating margins.

•	During 2012 we (i) entered into an agreement for the purchase of an FSIV which was delivered in August 2012; (ii) were awarded a long-term time charter contract for an AHTS vessel with PEP, which vessel we initially acquired under a bareboat charter contract with Subsea Petroleum Services, S.A.E. that included a purchase option, and which we later acquired through a capital lease in November 2013; and (iii) acquired a shipyard in the port of Tampico, Mexico, enabling us to reduce our vessel maintenance and repair costs and providing us with an attractive and state-of-the-art facility for the Mexican maritime industry.

•	During the first quarter of 2014 we were awarded a long-term time charter contract for an AHTS vessel with PEP, which vessel we acquired under a bareboat charter contract with Subsea Petroleum Services, S.A.E. that included a purchase option.

•	In the third quarter of 2013, we sold the land transportation businesses (trucking and autohauling) in our Logistics Operations. In addition, in 2014 we agreed to sell our container terminal project in Tuxpan. With these sales, we expect our operating results to improve as we focus our efforts on our profitable businesses.

•	With respect to our liabilities, in addition to continually servicing our debt obligations, we restructured and partially prepaid the debt we incurred with DVB Bank SE (formerly DVB Bank AG) to finance the purchase of two parcel tankers. We have also prepaid principal under our Trust Certificates Program.

Moving forward, our business strategy is focused on the following:

Expansion and improvement of our Maritime Operations

Considering the urgent need of PEMEX to increase its oil and gas reserves as well as the potential derived from the recent Energy Reform, along with the seniority granted to Mexican ship-owners under the Mexican Navigation Law (Mexican flagged vessels have a preference to perform cabotage in Mexican waters), our Maritime Operations division is focused on consolidating and expanding operations by: (i) increasing cabotage services with medium and long-term contracts; (ii) satisfying increasing demand for exploration and distribution services in Mexico by meeting market requirements for new generation vessels with higher-rated and deeper-water capabilities; and (iii) increasing the current capacity of our shipyard repair services to more than 30 vessels per year, of which approximately one third is owned fleet and, in the long term, to have the capacity to build vessels, enabling us to compete to satisfy PEMEX’s expected demand for new offshore vessels.

Expansion of our Ports and Terminals Operations

Following the September 2014 completion of the highway between Tuxpan and Mexico City, the port of Tuxpan is the closest port to Mexico City and the central Mexican states, which account for more than 50% of Mexico’s GDP. To capitalize on the growth potential of these markets, we are expanding our Ports and Terminals Operations in the port of Tuxpan through the development of (i) a liquids terminal capable of meeting the current and future needs of companies in the energy and related industries; (ii) an automobile terminal; and (iii) a citrus juice export terminal.

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

Maritime Operations

Our Maritime Operations include: (a) supply and logistics services to the oil offshore industry at offshore facilities in the Gulf of Mexico and between ports, moving crews and/or cargo to and from oil platforms; (b) product tankers for the transportation in cabotage of petroleum products, such as the distribution of gasoline to a variety of Mexican ports where the gasoline is further distributed inland; (c) parcel tankers, also known as chemical tankers, for the transportation of liquid chemical cargoes between ports in Mexico and the United States; (d) tugboats that provide harbor towing services in and out of the port of Manzanillo; and (e) shipyard services, including ship repair and dry docking services. This segment accounted for 88% of consolidated revenues for the year 2014, 86% for the year 2013, and 84% for the year 2012.

Fleet Management

As of March 31, 2015, we operated a fleet comprised of product tankers and parcel tankers, as well as a fleet of offshore vessels and tugboats. Of a total of 41 vessels, 35 are owned tonnage (five product tankers, 23 offshore vessels, two parcel tankers and five tugboats) and six are chartered units (four offshore vessels and two tugboats).

The table below sets forth information as of March 31, 2015, about our fleet of owned and chartered vessels by type, size and capacities:

Vessel Type	Number of Vessels	Total Dead Weight Tons (in thousands)	Total Cubic Meter Capacity (in thousands)		BHP(*)
Offshore vessels	27	35.8	*	*	5,380
Product tankers	5	231.3	253.1		*	*
Parcel tankers	2	27.9	30.9		*	*
Tug boats	7	2.8	*	*	4,682

Total	41	297.8	284.0

*	Average Brake Horse Power.
**	Not applicable.

Offshore Vessels

We have been participating in this business for more than 20 years. Our offshore division provides supply and logistics services to the offshore industry between the ports and the offshore facilities in the Gulf of Mexico through a specialized fleet that includes fast and conventional crew vessels, supply vessels, anchor handling tug supply vessels, floating production, storage and offloading (“FPSO”) vessels and Dynamic Positioning (“DP”) vessels. Other services include supply and administration of onboard personnel, coordination and supervision of the maritime transport of staff, materials and equipment from the base on shore to operational points of the vessels within the oil-drilling zone of the Gulf of Mexico, and coordination and supervision of catering and accommodation matters onboard the vessels. As of March 2015, TMM’s offshore fleet represented 5.5% of Mexico’s offshore fleet. As of March 31, 2015, 21 TMM vessels were directly hired by PEMEX, and six additional vessels were hired by private operators engaged in the construction and maintenance sectors for PEMEX or working in the spot market.

Product Tankers

Since 1992, we have provided product tanker chartering services to PEMEX for the transportation of clean and dirty petroleum products, from refineries to various Mexican ports. Our fleet is comprised of five product tankers, which include three short-term contracts with PEMEX, one short-term contract with PMI, and one product tanker available for charter.

Set forth below is information regarding our product tanker fleet as of March 31, 2015:

Vessel	Year	Flag	Hull		DWT(1)	LOA(3)(m)(4)	Beam (m)	Charterer
Veracruz (formerly Amatlan II)	2002	Mexico	DH	(2)	45,467	189	32	PEMEX
Palenque II (formerly Choapas II)	1992	Mexico	DH	(2)	44,646	182	30	None
Tajin	2003	Mexico	DH	(2)	47,147	183	32	PEMEX
Tula	2005	Mexico	DH	(2)	46,911	183	32	PMI
Tulum	2000	Mexico	DH	(2)	47,131	183	32	PEMEX

(1)	Dead weight tons.
(2)	Double hull.
(3)	Overall length.
(4)	Meters.

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

Parcel Tankers

Our parcel tanker business operates between Mexican and American ports in the Gulf of Mexico, transporting chemicals, vegetable and animal oils and molasses. The majority of the transported cargo is under contracts of affreightment (“COAs”) in which the customers commit the carriage of their cargo over a fixed period time on multiple voyages, with a minimum and a maximum cargo tonnage at a fixed price. The vessel operator is responsible for the vessel, the fuel and the port expenses. Currently, our parcel tanker fleet is comprised of two owned vessels. We transported 695 thousand tons of chemical products in our parcel tankers during 2014, 848 thousand tons during 2013, and 762 thousand tons during 2012. Our primary customers for our parcel tanker services include major oil and chemical companies.

Set forth below is information regarding our parcel tankers as of March 31, 2015:

Vessel	Flag	Year	LOA	Beam	Draft	DWT(1)	Capacity M3 Total
			(m)(2)	(m)	(m)
Olmeca	Marshall Islands	2003	130.0	22.4	12.0	15,472	16,800
Maya	Marshall Islands	2002	123.0	20.0	8.7	12,452	14,102

Total						27,924	30,902

(1)	Dead weight tons.
(2)	Meters.

Harbor Towing

Since January 1997, TMM (formerly Servicios Mexicanos en Remolcadores, S.A. de C.V.) has held a concession to provide tugboat services in the port of Manzanillo, including port docking and navigation in and out of channels and port facilities into open waters. In December 2014, the concession to operate this business was renewed by the relevant authorities until January 17, 2023, with an option to extend for an additional eight years. As of March 31, 2015 we were operating five owned vessels in this port, one bareboat charter vessel and one time charter vessel.

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

Cabotage

In March 2014, we commenced a containerized cargo cabotage service on the Pacific coast of Mexico. The service, which carried both dry and refrigerated cargo via a chartered geared container vessel with a capacity of 1,100 nominal TEUs, operated on a 7-10 day schedule from a home port in Manzanillo and linked the ports of Manzanillo, Mazatlan, and Guaymas with the central and northwest regions of Mexico. Due to unfavorable market conditions, the service will be discontinued in May 2015.

Customers and Contractual Arrangements

The primary purchasers of our Maritime Operations services are multi-national oil, gas and chemical companies. These services are generally contracted for on the basis of short-term or long-term time charters, voyage charters, COAs or other transportation agreements tailored to the shipper’s requirements. In 2014, our ten largest customers accounted for approximately 88% and 75% of Maritime Operations revenues and consolidated revenues, respectively. The loss of one or more of our customers could have a material adverse effect on the results of operations of our Maritime Operations.

The services we provide are arranged through different contractual arrangements. Time charters are the principal contractual form for our Maritime Operations.

In the case of a time charter, the charterer is responsible for the hire, fuel and port expenses, and the shipowner is responsible for the nautical operation of the vessel including the expenses related with the crew, maintenance, and insurance of the vessels. When we bareboat charter a vessel, the charterer is responsible for the hire, fuel and port expenses but also assumes all risk of the nautical operation, including the associated expenses. COAs are contracts with a customer for the carriage of cargoes that are committed on a multi-voyage basis over a period of weeks or months, with minimum and maximum cargo tonnages specified over the period at fixed rates per ton depending on the duration of the contract. Typically, under voyage charters and contracts of affreightment the shipowner pays for the fuel and any applicable port charges.

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

Ports and Terminals Operations

We conduct operations at the Mexican ports of Acapulco, Tuxpan and Tampico. We have been granted two partial assignment agreements of rights and obligations in respect to our operations at Tuxpan. Additionally, we own land in Tuxpan on which we are developing various terminals, including a liquid oils terminal, a citrus juice export terminal and an automobile terminal. Our concession in Acapulco and our partial assignment agreement of rights and obligations in Tuxpan give us the right of first refusal to continue operations for a second term once the term of the original contract expires. In August 2010, we began operations in the port of Tampico, where we were granted a two-year permit (renewable for an additional two years) to conduct vessel loading and unloading. In September of 2012, the permit was extended for four years and is renewable for an additional four years. Ports and Terminals operations accounted for 4% of consolidated revenues in 2014, 4% in 2013, and 4% in 2012.

The following table sets forth our existing port facilities and concessions:

Port	Concession	Date Awarded	Duration
Acapulco	Integral port administration	June 20, 1996	25 years (with the possibility of extension)

Tuxpan	Approximately 8 hectares of land	April 7, 1997	20 years (with the possibility of extension)

	Stevedoring Services	August 4, 1999	20 years (includes extension for 10 years that was exercised in 2009).

Tampico	Permit for loading and unloading operations	September 24, 2012	4 years (with the possibility of extension for 4 years)

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

In 2014, we handled 66,293 automobile exports for Volkswagen, Chrysler and Nissan to South America and Asia, reflecting a decrease of 13.4% from 2013, when we handled approximately 76,557 automobiles at our terminal.

Acapulco is one of the main tourist ports in Mexico. During 2014, we had 8 cruise ship calls in Acapulco, which was one less than the number of calls we had in 2013.

Tuxpan

We own approximately 1,830 acres of land in the port of Tuxpan through our wholly owned subsidiary, Prestadora de Servicios MTR, S.A. de C.V., giving us access to a contiguous public berth where containers and general cargo can be unloaded and delivered to our terminals. While we currently handle only a small volume of cargo at the port, we are in the process of developing a liquid oils terminal, a citrus juice export terminal and an automobile terminal at the site. In addition, we offer container-warehousing services at this port. In 2014, we agreed to sell our container terminal project in Tuxpan. Our remaining Tuxpan port facilities are operated through Prestadora de Servicios MTR, S.A. de C.V., a wholly owned subsidiary of Grupo TMM.

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

Logistics Operations

Through TMM Logistics, S.A. de C.V. (“TMM Logistics”), a wholly owned subsidiary of Grupo TMM, we provide dedicated logistics services to major manufacturers, including automobile manufacturers, and retailers with facilities and operations throughout Mexico. The services that we provide include consulting, analytical and logistics outsourcing services, which encompass the management of inbound movement of parts to manufacturing plants consistent with just-in-time inventory planning practices; logistics network (order-cycle) analysis; logistics information process design; bonded warehousing facility management; supply chain and logistics management; product handling and repackaging; local pre-assembly; and maintenance and repair of containers in principal

Mexican ports and cities. Due to the scope of our operations, together with the extent of our experience and resources, we believe that we are uniquely positioned to coordinate the entire supply chain for our customers. This segment accounted for 6% of consolidated revenues in 2014, 8% in 2013 and 10% in 2012.

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

Competition

Maritime Operations

The Company’s primary competitors in the offshore vessel business are Oceanografía, S.A. de C.V., Tidewater de Mexico, S. de R. L. de C.V., Naviera Bourbon Tamaulipas, S.A. de C.V., Mantenimiento Express Marítimo, S.R.L. and Naviera Integral, S.A. de C.V., Marinsa S.A. de C.V.

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

The Company’s primary competitors in the product tanker business are Blue Marine Cargo, S.A. de C.V., Naviera F. Tapias, S.A. and PMI Trading.

The primary competitors of our shipyard business are Talleres Navales del Golfo, Astilleros Mexicanos JP and Astilleros Pergaza.

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

On March 4, 2015, the Regulations of the Mexican Navigation Law (“Reglamento de la Ley de Navegación y Comercio Marítimos”) were published in Mexico’s Official Gazette and became effective 30 days thereafter. These regulations, which are intended to enhance legal certainty and promote trade, represent a significant event in the merchant maritime sector. In particular, the new regulations reduce administrative complexity by consolidating several existing laws or regulations into a single set of regulations.

The regulations develop various substantive aspects of the Mexican Navigation Law, including:

•	general provisions (definitions, guarantees, and maritime insurance);

•	extraordinary specialization of vessels, registration, national maritime registry, maritime agents and nautical education;

•	temporary navigation permits and permits for permanent stay, maneuver, nautical tourism and pollution prevention; and

•	revisions to conform hydrocarbons terminology to the new Hydrocarbons Law.

Following the adoption of the new regulations, several topics covered by the Mexican Navigation Law are addressed in a single document, including merchant marine eduction, maritime insurance, vessel inspection, maritime public registry, flag and registration of vessels and naval crafts, and marine prevention.

Mexican Energy Reforms

On December 12, 2013, the Mexican government passed legislation amending articles 25, 27 and 28 of the Mexican Constitution (Constitución Política de los Estados Unidos Mexicanos) and providing 21 transitional articles to establish the legal framework for reforming the Mexican energy sector. The reforms aim to modernize the Mexican energy sector and increase private investment by, inter alia:

•	providing for PEMEX and CFE to become state-owned, for-profit companies (empresas productivas del estado);

•	establishing a contractual regime to allow the Ministry of Energy (Secretaría de Energía or SENER), with the technical assistance of the new National Hydrocarbons Comission (Comisión Nacional de Hidrocarburos or CNH), to award to PEMEX and private entities the right to participate in upstream oil and gas operations through the use of service contracts, profit-sharing agreements, production sharing agreements and license agreements, with the Ministry of Energy authorized to determine the best contractual form in each case so as to maximize revenue to the Mexican government;

•	allowing private entities that have entered into a contract with PEMEX or the Mexican government to report, for accounting and financial purposes, the awarding of the contract, the related oil and gas reserves and the contract’s forecasted benefits, provided the private entities affirm that all oil and gas within the subsoil remains the property of Mexico;

•	requiring PEMEX to participate in a “round zero” and submit to SENER for consideration a list of the areas where it intends to continue conducting exploration or production operations pursuant to the new contractual regime, establish that it has the technical, financial and execution capabilities needed to explore for and develop the oil and gas from those areas in an efficient and competitive manner, and provide a work program and budget for those areas;

•	allowing PEMEX to transfer its rights to explore for and develop oil and gas resources to private entities upon application to SENER;

•	allowing the Energy Regulatory Comission (Comisión Reguladora de Energia) to grant permits for the storage, transport and distribution of oil and gas through pipelines as well as for the generation and commercializationi of electricity;

•	creating the Mexican Petroleum Fund for Stabilization and Development (Fondo Mexicano del Petróleo para la Estabilización y el Desarollo) to act as a government trust fund for the collection and administration of income received by the Mexican government from contracts with PEMEX and private entities; and

•	creating the National Agency of Industrial Security and Environmental Protection of the Hydrocarbon Sector (Agencia Nacional de Seguridad Industrial y de Proteccion al Medio Ambiente del Sector de Hidrocarburos) to regulate and supervise matters concerning operational security and environmental protection in the oil and gas industry.

In August 2014, SENER and CNH announced the results of PEMEX’s “round zero” lease allocation, awarding PEMEX approximately 83% of Mexico’s proven and probable (2P) reserves and 21% of its prospective resources. SENER and CNH are currently in the initial stages of “round one”, in which 109 oil and gas exploration areas and 60 production areas are to be auctioned off to prospective bidders. “Round one” is scheduled to proceed in five phases. The first phase, announced in December 2014, involves bids for shallow water exploration areas. The second, announced in February 2015, involves bids for shallow water production areas. These are scheduled to be followed in 2015 by bids for onshore areas, bids for unconventional areas and areas located in the Chicontepec Basin, and bids for deepwater and heavy oil areas. PEMEX may bid on the areas offered in “round one” either alone or in partnership with one or more other companies.

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

On February 13, 2014, we filed an indirect writ of relief (amparo) challenging the constitutionality of various provisions of the tax reforms related to the elimination of the existing fiscal consolidation regime. As we await the outcome of the constitutional challenge, we are continuing to analyze the scope and implications of the recent tax reforms on our business. We cannot predict the full impact that the reforms will have on our business, financial condition and results of upon implementation, including the effect on our business of higher payroll taxes and higher costs due to additional compliance measures. Our initial assessments indicate that the changes will increase our income tax base in the coming years, primarily as a result of the new limitations on tax deductions. In addition, we cannot predict the indirect impact that this legislation could have on our customers and shareholders. It is possible that our shareholders may be required to pay more taxes than they would have paid prior to the implementation of the recent tax reforms. As of April 27, 2015, the courts have yet to rule on our indirect writ of relief (ampora).

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

Organizational Structure

We hold a majority of the voting stock in each of our subsidiaries. The most significant subsidiaries, as of March 31, 2015, include:

Name	Country of Incorporation	Ownership Interest	Voting Interest
Administración Portuaria Integral de Acapulco S.A. de C.V. (Ports)*	Mexico	51%	51%
Autotransportación y Distribución Logística, S.A. de C.V.(Logistics)	Mexico	100%	100%
Transportación Marítima Mexicana, S.A. de C.V. (Product and parcel tankers, offshore vessels, harbor tugboat operations, and shipping agencies)	Mexico	100%	100%
Prestadora de Servicios MTR, S.A. de C.V. (Ports)	Mexico	100%	100%
TMM Logistics, S.A. de C.V. (Logistics)	Mexico	100%	100%
TMM División Marítima, S. A. de C. V. (Offshore vessels)	Mexico	100%	100%
TMM Parcel Tankers, S. A. de C. V. (Tanker vessels)	Mexico	100%	100%
Almacenadora de Deposito Moderno, S. A. de C. V. (Warehousing)	Mexico	100%	100%
Inmobiliaria Dos Naciones, S. R. L. de C. V. (Shipyard)	Mexico	100%	100%

(*)	Less than wholly owned by the Company.

Property, Plant and Equipment

Our principal executive offices are located in Mexico City, and are currently under lease from March 2006 through March 2021. Our business activities and the business activities of our subsidiaries in the logistics and transportation fields are conducted with both leased and owned equipment, and, in certain instances, through concessions granted to us by the Mexican government. We were granted the right to operate certain facilities, including certain cruise ship terminals and ports, as part of franchises awarded through the Mexican government’s privatization activity. We operate facilities, either through leases or with direct ownership interests, in Acapulco, Aguascalientes, Altamira, Ciudad del Carmen, Coatzacoalcos, Cuernavaca, Dos Bocas, Ensenada, Hermosillo, Veracruz, Manzanillo, Mexico City, Monterrey, Nuevo Laredo, Puebla, Querétaro, Tampico, Toluca and Tuxpan. See Item 4. “Information on the Company — Business Overview,” and Notes 9 and 10 to the accompanying Audited Consolidated Financial Statements contained elsewhere herein.

Concession Rights and Related Assets as summarized below:

	Years Ended December 31,
	2014	2013	Estimated Amortization Life (Years)
	(in thousands of Pesos)
API Acapulco	$94,607	$94,607	8
Tugboats in the port of Manzanillo	30,266	30,266	*

	124,873	124,873
Accumulated amortization	(100,275)	(96,491)

Concession rights and related assets—net	$24,598	$28,382

(*)	Fully amortized.

Property, Plant and Equipment are summarized below:

	Years Ended December 31,
	2014	2013	Estimated Total Useful Lives (Years)
	(in thousands of Pesos)
Vessels	$7,609,796	$7,030,847	23
Shipyard	486	56,300	38
Drydocks (major vessel repairs)	83,130	99,927	0.5
Buildings and installations	195,201	207,251	18 and 23
Warehousing equipment	18	18	8
Computer equipment	584	488	1 and 2
Terminal equipment	13,805	5,457	8
Ground transportation equipment	8,162	10,853	2, 3 and 8
Other equipment	15,652	8,305

	$7,926,834	$7,419,446
Land	872,220	1,338,414
Construction in progress	253,887	295,258

Total Property, Plant and Equipment—net	$9,052,941	$9,053,118

On January 30, 2012, the Company acquired a shipyard in the port of Tampico for $54.3 million. The shipyard is focused on ship repair and has two floating docks with capacity of 3,000 metric tons.

On March 31, 2014, the Company, through its subsidiary IDN, entered into a “sale and leaseback” arrangement with UNIFIN whereby IDN sold to UNIFIN the floating dry-dock “ARD-10”, the floating dry-dock “ABDF 2”, and the towing vessel “Catherine M” for an amount of approximately $55.6 million. At the same time, IDN and UNIFIN entered into an operating leasing arrangement for the three assets in order to maintain their ability to operate and generate income. The leasing arrangement will last four years with monthly payments of approximately $0.9 million. Under the arrangement, IDN is the lessee and UNIFIN is the lessor.

On May 14, 2014, the Company, through its subsidiary TMM, entered into a sale and leaseback arrangement with UNIFIN, whereby TMM sold to UNIFIN the seaboats “Isla Passavera” and “Margot Marianne” for approximately $22.7 million. At the same time, TMM and UNIFIN entered into an operating leasing arrangement for the two assets in order to maintain their ability to operate and generate income. The leasing arrangement will last four years with monthly payments of approximately $0.4 million. Under the arrangement, TMM is the lessee and UNIFIN is the lessor.

As of December 31, 2014, 22 offshore vessels, 5 tanker vessels and 5 tugboats have been pledged to secure our obligations under our Trust Certificates program. In addition, 12 properties have been pledged to secure our obligations under our line of credit from Banco Nacional de Comercio Exterior.

As of July 2013, Grupo TMM sold 100% of its interest in its truck transportation and haul-away trailers business. See Note 17 to the accompanying Audited Consolidated Financial Statements contained elsewhere herein.

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

Over the last few years, we have made and continue to make significant changes to our business, including:

•	Expanding our Maritime Operations: We have strengthened and streamlined our Maritime Operations in recent years, developing the business into our most profitable segment. We remain focused on expanding our Maritime Operations to add specialized offshore vessels to our fleet in order to meet market requirements for new generation vessels with higher-rated and deeper-water capabilities. In addition, we have attempted to increase our cabotage services through medium and long-term contracts, and have continued our efforts to add specialized offshore vessels to our fleet in order to satisfy increasing Mexican demand for exploration and distribution services. See Item 4. “Information on the Company — Business Strategy – Expansion of our Maritime Operations.”

•	Acquiring a shipyard in the port of Tampico: In January 2012, we acquired a shipyard in the port of Tampico, Mexico, which provides ship repair services and enables us to provide drydock service to more than 30 vessels per year, of which approximately 29% have been from our own fleet, which has reduced our vessel maintenance and repair costs. In the long term, we expect to have the capacity to be able to build vessels at the shipyard, enabling us to compete to satisfy PEMEX’s expected demand for new offshore vessels. See Item 4. “Information on the Company — Business Strategy – Expansion of our Maritime Operations.”

•	Developing a liquid oils terminal at the port of Tuxpan: We continue to work towards developing a liquid oils terminal at the port of Tuxpan, Veracruz. The liquid oils terminal should help us manage current gasoline and diesel imports as well as increased imports which are expected to result from the construction of a pipeline and a berthing position. See Item 4. “Information on the Company — Business Strategy – Expansion of our Ports and Terminals Operations.”

•	Our Trust Certificates Program: On April 30, 2007 we established a Mexican Peso-Denominated Trust Certificates Program for the issuance of trust certificates, which are securities secured by trust assets and denominated in Mexican Pesos, for an aggregate amount of Ps. 9 billion. We closed our first, second, and third issuances of trusts certificates under the program on July 19, 2007, April 30, 2008, and July 1, 2008, respectively, in an amount of Ps. 3 billion, Ps. 1.55 billion, and Ps. 4.39 billion, respectively. Our first issuance was used primarily to refinance existing vessel indebtedness. Our second issuance was primarily used to finance the acquisition of five new and used vessels for an approximate aggregate amount of US$111.4 million. Our third issuance was used to acquire new and used vessels. We closed our fourth issuance of trust certificates under the program on July 29, 2010 in an amount of Ps. 10.5 billion. This issuance was used primarily to repay the previous three issuances, thereby consolidating the debt under the program, and to refinance existing vessel indebtedness. According to this fourth issuance of the program, the Company has the right to capitalize a portion of the accrued interest on the trust certificates during the first five years after issuance. See Item 4. “Information on the Company — Recent Developments — Mexican Peso-Denominated Trust Certificates Program.”

•	Reducing our corporate overhead: Over the last few years, we have significantly reduced our operating costs by reducing our corporate executive headcount, through the elimination of redundant functions and the transfer of certain employees to other business areas within the Company. For 2015, no further reductions are contemplated. However, as part of our business strategy, we intend to maintain our corporate expenses at a level no greater than 5% of our revenues.

•	Introducing cost-saving technology: We have developed TMM Plus, an Internet-based information systems platform that integrates logistics services, thereby increasing the efficiency of our logistics operations. The information systems platform supports dedicated logistics contracts and yard management. The systems platform allows our customers to access information regarding the location and status of their cargo via computer. See Item 4. “Information on the Company — Logistics Operations — TMM Plus.”

•	Sale of certain subsidiaries: Since 2010, Grupo TMM, in an effort to streamline its operations and reduce operating costs, has sold certain non-strategic subsidiaries. On April 20, 2010, Grupo TMM agreed to sell its stockholdings in the companies that comprised Grupo Seglo to its partner for $60 million. On June 30, 2013, we sold our truck transportation and haul-away trailers operation to an unrelated third party for $43.9 million. During 2014, we agreed to sell our container terminal project located in the port of Tuxpan. Following the sale, we will continue to own approximately 1,830 acres of land in the port of Tuxpan, on which we intend to develop a liquid oils terminal, a citrus juice export terminal and an automobile terminal.

Operating Results

The following discussion should be read in conjunction with, and is qualified in its entirety by reference to our Financial Statements and the notes thereto appearing elsewhere in this Annual Report. Our Financial Statements have been prepared in accordance with IFRS, which differ in certain respects from U.S. GAAP.

General

Set forth below is a summary of the results of operations:

	Year Ended December 31,
	2014	2013	2012
	(in millions of Pesos)
Consolidated Transportation Revenues
Maritime Operations	$2,526.6	$2,455.3	$2,188.8
Ports and Terminals Operations	114.9	113.4	101.2
Logistics Operations	162.0	219.2	249.7
Other business(*)	67.2	50.6	52.5

Total	$2,870.7	$2,838.5	$2,592.2

Income on Transportation
Maritime Operations	$223.4	$517.8	$442.9
Ports and Terminals Operations	4.6	0.2	(3.8)
Logistics Operations	26.4	40.7	58.6
Shared corporate costs	(180.3)	(205.4)	(185.2)

Total	$74.1	$353.3	$312.5

(*)	Represents certain new businesses which are in development.

Fiscal Year ended December 31, 2014 Compared to Fiscal Year ended December 31, 2013

Revenues from operations for the year ended December 31, 2014 were $2,870.7 million compared to $2,838.5 million for the year ended December 31, 2013.

	Consolidated Transportation Revenues (in millions of Pesos) Years Ended December 31,
	2014	% of Net Revenues	2013	% of Net Revenues	Y2014 vs. Y2013 % Change
Ports and Terminals Operations	$114.9	4.0%	$113.4	4.0%	1.3%
Maritime Operations	2,526.6	88.0%	2,455.3	86.5%	2.9%
Logistics Operations	162.0	5.6%	219.2	7.7%	(26.1)%
Other business(*)	67.2	2.4%	50.6	1.8%	32.8%

Total	$2,870.7	100.0%	$2,838.5	100.0%	1.1%

(*)	Represents certain new businesses which are in development.

Ports and Terminals Operations

Ports and Terminals Operations’ revenues increased 1.3% to $114.9 million for the year ended December 31, 2014 compared to $113.4 million for the year ended December 31, 2013, and accounted for 4.0% of total net revenues. This increase is mainly due to increased volumes in our shipping agencies business, which serviced a greater number of cruise calls in 2014. The increase was partially offset by a decrease in volumes in the automotive segment in Acapulco (66,293 in 2014 vs. 76,557 in 2013), which is a result of changes in the units exported to Asia, and by a reduction of revenue at Tampico due to lower volumes.

Maritime Operations

Maritime Operations’ revenues increased 2.9% to $2,526.6 million in 2014 compared to $2,455.3 million in 2013 and accounted for 88.0% of total net revenues. This increase was mainly attributable to a 1.5% increase in revenue in our offshore vessels business due to higher average rates and the appreciation of the U.S. dollar against the Mexican peso, which increased the peso value of our dollar revenues; 7.1% revenue growth in our harbor tugs business due primarily to higher rates for our services at the port of Manzanillo; and a 5.4% revenue increase in our product tanker business due to one product tanker operating on time charter to PMI at a higher rate. Additionally, the shipyard business reported 61.6% higher revenue in 2014 compared to 2013, as revenue was strong throughout 2014, rising from $15.0 million in the first quarter, to $23.7 million in the second quarter, to $25.4 million in the third quarter before falling slightly to $21.4 million in the fourth quarter. Our addition of a new containerized cargo cabotage service in 2014 increased revenues by $38.3 million. However, these gains were partially offset by a 22.2% decline in chemical tanker revenues due to lower transport volumes.

Logistics Operations

Logistics Operations’ revenues decreased 26.1% to $162.0 million in 2014 compared to $219.2 million in 2013 and accounted for 5.6% of total net revenues. This decrease was mainly due to a decline in revenues from our automotive services business due to the loss of a client.

Income on Transportation

Income on transportation reflects revenues on transportation less operating costs and expenses. References to operating income in this Annual Report refer to income on transportation, plus/minus the effect of other income (expenses) as presented in the Financial Statements included elsewhere in this Annual Report.

Total costs and expenses for the year ended December 31, 2014 increased 12.5% to $2,796.6 million from $2,485.2 million for the year ended December 31, 2013. This increase was mainly attributable to an increase of 9.8%, or $59.7 million, in leases and other rents, an increase of 6.2%, or $23.6 million, in contracted services, an increase of 16.2%, or $33.4 million, in fuels, materials and accessories, and an increase of 46.1%, or $269.7 million, in depreciation, amortization and loss from revaluation of vessels. The increase in total costs and expenses in 2014 was partially offset by a decrease of 4.4%, or $29.0 million, in salaries, wages and employee benefits. Operating income increased 3.3% to $430.9 million for the year ended December 31, 2014 from an operating income of $417.3 million for the year ended December 31, 2013.

The following table sets forth information concerning the Company’s operating income on transportation by business segment for the years ended December 31, 2014 and 2013, respectively.

	Grupo TMM Operations Income on Transportation before loss from revaluation of vessels (1)(2) (in millions of Pesos) Year Ended December 31,
	2014	2013	Y2014 vs. Y2013 % Change
Ports and Terminals Operations	$4.6	$0.2	2,200.0%
Maritime Operations	478.9	517.8	(7.5)%
Logistics Operations	26.4	40.7	(35.1)%
Shared Corporate Costs	(180.3)	(205.4)	(12.2)%

Total	$329.6	$353.3	(6.7)%

(1)	Operating results are reported as Income on Transportation in our Financial Statements included elsewhere in this Annual Report.
(2)	To better reflect Grupo TMM’s corporate costs, the Company modified the presentation of its corporate expenses as of December 31, 2014 and 2013, separating human resources and information technology costs to be allocated to each business unit in accordance with their use. Income on transportation includes the following allocated total administrative costs: In 2014: $11.2 million in Ports and Terminals Operations, $25.5 million in Maritime Operations, $12.2 million in Logistics Operations and $175.1 million in shared corporate costs. Income on transportation includes the following allocated total administrative costs: In 2013: $7.8 million in Ports and Terminals Operations, $20.7 million in Maritime Operations, $12.2 million in Logistics Operations and $196.9 million in shared corporate costs.

Ports and Terminals Operations

Ports and Terminals Operations’ operating income for the year ended December 31, 2014 increased to $4.6 million compared to $0.2 million for the year ended December 31, 2013, after deducting $11.2 million of administrative costs in 2014 compared to $7.8 million of such costs in 2013. This increase is mainly due to increased volumes in volumes in our shipping agencies business, which serviced a greater number of cruise calls in 2014. The increase was partially offset by a decrease in volumes in the automotive segment in Acapulco (66,293 units in 2014 vs. 76,557 units in 2013), which is a result of a decrease in then number of units exported to Asia, and by a reduction of revenue at Tampico due to lower volumes.

Maritime Operations

Maritime Operations’ operating income for the year ended December 31, 2014 decreased to $478.9 million compared to $517.8 million for the year ended December 31, 2013, after deducting $25.5 million of administrative costs in 2014 compared to $20.7 million of such costs in 2013. This decrease was mainly attributable to start-up costs associated with the new containerized cargo cabotage service of $48.0 million; a 2.9% increase in costs at our offshore vessels business due to higher operating costs of the vessel “Island Monserrat” as she was upgraded to operate as a mud vessel, which was partially offset by a gain on sale of vessels of $22.5 million; and the June 2014 commencement of a two-year bareboat charter contract for the AHTS “Subsea 204”, which increased our chartering costs in our product tankers business. Operating income was also reduced by a 32.4% increase in costs at our harbor tugs business in 2014 as a result of having two tugs chartered for the entire year, which increased the fuel and hiring costs associated with this business.

Logistics Operations

Logistics Operations operating income for the year ended December 31, 2014 decreased to $26.4 million, compared to $40.7 million for the year ended December 31, 2013. This decrease was mainly attributable to increased costs at maintenance and repair operations, as well as an operating loss in the automotive business due to the loss of a client.

Net Financing Cost

	(in millions of Pesos) Year Ended December 31,
	2014	2013	Y2014 vs. Y2013 % Change
Interest income	$23.6	$37.9	(37.7)%

Interest expense
Interest on trust certificates	$660.4	$764.9	(13.7)%
Interest on other loans	94.9	80.9	17.3%
Interest rate CAP	—	(4.4)	(100.0)%
Amortization of trust certificate placement expenses	74.2	78.4	(5.4)%
Amortization of expenses associated with other loans	6.6	10.8	(38.9)%
Other financial expenses	18.9	12.2	54.9%
Subtotal	$855.0	$942.8	(9.3)%

Gain (Loss) on exchange, net	$(66.3)	$4.4	(1,606.8)%

Net financing cost	$897.7	$900.5	0.3%

Net financing cost recognized during the year ended December 31, 2014 was a $897.7 million debit compared to a $900.5 million debit incurred during the year ended December 31, 2013. The net financing cost in 2014 included a net exchange loss of $66.3 million and in 2013 included a net exchange gain of $4.4 million as a result of fluctuations in the relative value of the Peso against the Dollar. Interest expense decreased $87.8 million in 2014 mainly due to a decrease in variable interest rates. Interest payments on our trust certificates are due semi-annually in February and August. In 2014, we paid approximately $702.2 million of interest on our trust certificates and a principal prepayment of $1.0 million.

Other Income – Net

	(in millions of Pesos) Year Ended December 31,
	2014	2013	Y2014 vs. Y2013 % Change
Other income – net	$356.8	$64.0	457.5%

Other income – net for the year ended December 31, 2014 was $356.8 million and included primarily $358.1 million of proceeds from the sale of subsidiaries, $16.0 million of loss on investment contribution and $16.7 million of cancellation provision. Other income – net for the year ended December 31, 2013 was $64.0 million and included primarily $42.0 million of taxes recovered, net of expenses, $14.1 million of gain on property adjudication, $9.8 million of cancellation provision and $(13.1) million of reserve for prepayment and arbitration expenses.

Expenses from Income Taxes

	(in millions of Pesos) Year Ended December 31,
	2014	2013	Y2014 vs. Y2013 % Change
Expenses from income taxes	$4.7	$4.7	0%

For each of the years ended December 31, 2014 and 2013, respectively, we incurred a tax expense of $4.7 million.

Non-controlling Interest

	(in millions of Pesos) Year Ended December 31,
	2014	2013	Y2014 vs. Y2013 % Change
Non-controlling interest	$2.4	$5.0	(52.0)%

Non-controlling interest decreased to $2.4 million for the year ended December 31, 2014, from $5.0 million for the year ended December 31, 2013. The decrease is largely attributable to a decrease in income at the company that runs our Acapulco operations, in which we have a non-controlling interest.

Net Income (Loss) for the year attributable to stockholders of Grupo TMM

	(in millions of Pesos) Year Ended December 31,
	2014	2013	Y2014 vs. Y2013 % Change
Net Income (Loss) for the year attributable to stockholders of Grupo TMM	$(516.9)	$(556.4)	7.1%

In the year ended December 31, 2014, we recognized a net loss of $516.9 million, or $5.0 per Share. In the year ended December 31, 2013, we recognized a net loss of $556.4 million, or $5.4 per Share.

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

Ports and Terminals Operations

Ports and Terminals Operations’ revenues increased 12.1% to $113.4 million for the year ended December 31, 2013 compared to $101.2 million for the year ended December 31, 2012, and accounted for 4.0% of total net revenues. This increase is mainly due to increased volumes in the port of Tuxpan, where volume increased to 206,000 tons in 2013 from 53,000 tons in 2012, due to a major movement of mineral bulk (rocks) shipped in this port. The increase was partially offset by a decrease in volumes in the automotive segment in Acapulco (76,557 units in 2013 vs. 89,187 units in 2012) due to a decrease in the units exported to Asia, and by a reduction of revenue at shipping agencies due to lower volumes.

Maritime Operations

Maritime Operations’ revenues increased 12.2% to $2,455.3 million in 2013 compared to $2,188.8 million in 2012 and accounted for 86.5% of total net revenues. This increase was mainly attributable to an increase in our offshore vessels business due to higher utilization; a 12.6% revenue improvement in our parcel tanker business as a result of operating one additional leased vessel during the first quarter and half of the second quarter of 2013; 20.3% revenue growth in our harbor tugs business due primarily to higher rates for our services at the port of Manzanillo; and a 14.0% revenue increase in our product tanker business due to a higher utilization of the vessels. Additionally, the shipyard business reported 4.9% higher revenue in 2013 compared to 2012, as revenue rose from $6.9 million in the first quarter, to $9.8 million in the second quarter, to $18.4 million in the third quarter before dipping slightly to $17.8 million in the fourth quarter. The increased revenue in 2013 was primarily attributable to an increase in client demand for higher value services.

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

	Grupo TMM Operations Income on Transportation (1)(2) (in millions of Pesos) Year Ended December 31,
	2013	2012	Y2013 vs. Y2012 % Change
Ports and Terminals Operations	$0.2	$(3.8)	(105.3)%
Maritime Operations	517.8	442.9	16.9%
Logistics Operations	40.7	58.6	(30.5)%
Shared Corporate Costs	(205.4)	(185.2)	(10.9)%

Total	$353.3	$312.5	13.1%

(1)	Operating results are reported as Income on Transportation in our Financial Statements included elsewhere in this Annual Report.
(2)	To better reflect Grupo TMM’s corporate costs, the Company modified the presentation of its corporate expenses as of December 31, 2013 and 2012, separating human resources and information technology costs to be allocated to each business unit in accordance with their use. Income on transportation includes the following allocated total administrative costs: In 2013: $22.9 million in Ports and Terminals Operations, $92.4 million in Maritime Operations, $12.2 million in Logistics Operations and $196.9 million in shared corporate costs. In 2012: $23.6 million in Ports and Terminals Operations, $92.3 million in Maritime Operations, $10.3million in Logistics Operations and $172.0 million in shared corporate costs.

Ports and Terminals Operations

Ports and Terminals Operations’ operating income for the year ended December 31, 2013 increased to $0.3 million compared to a loss of $3.8 million for the year ended December 31, 2012, after deducting $35.1 million of administrative costs in 2013 compared to $35.7 million of such costs in 2012. This increase is mainly due to increased volumes in the port of Tuxpan, where volume increased to 206,000 tons in 2013 from 53,000 tons in 2012, due to a major movement of mineral bulk (rocks) shipped in this port. The increase was partially offset by a decrease in volumes in the automotive segment in Acapulco (76,557 units in 2013 vs. 89,187 units in 2012), which is a result of a decrease in the number of units exported to Asia, as well as by a reduction of revenue at shipping agencies due to lower volumes.

Maritime Operations

Maritime Operations’ operating income for the year ended December 31, 2013 increased to $517.8 million compared to $442.9 million for the year ended December 31, 2012, after deducting $92.3 million of administrative costs in both 2013 and 2012. This increase was mainly attributable to an increase in our offshore vessels business due to higher utilization; a 12.6% revenue improvement in our parcel tanker business as a result of operating one additional leased vessel during the first quarter and half of the second quarter of 2013; 20.3% revenue growth in our harbor tugs business due to an improved revenue mix; and a 14.0% revenue increase in our product tanker business due to a higher utilization of the vessels. Additionally, the shipyard business reported 4.9% higher revenue in 2013 compared to 2012, as revenue rose from $6.9 million in the first quarter, to $9.8 million in the second quarter, to $18.4 million in the third quarter before dipping slightly to $17.8 million in the fourth quarter.

Logistics Operations

Logistics Operations operating income for the year ended December 31, 2013 decreased to $40.6 million compared to $58.6 million for the year ended December 31, 2012. This decrease was mainly attributable to an operating loss in the automotive business due to the loss of a client. The decrease was partially offset by higher operating income at the maintenance and repair segment, which was mainly due to a 6.6% increase in volume at the Veracruz facility compared to 2012.

Net Financing Cost

	(in millions of Pesos) Year Ended December 31,
	2013	2012	Y2013 vs. Y2012 % Change
Interest income	$37.9	$49.6	(23.6)%

Interest expense
Interest on trust certificates	$764.9	$774.9	(1.3)%
Interest on other loans	80.9	82.0	(1.3)%
Interest rate CAP	(4.4)	5.9	(174.6)%
Amortization of trust certificate placement expenses	78.4	79.7	(1.6)%
Amortization of expenses associated with other loans	10.8	10.7	0.9%
Other financial expenses	12.2	28.2	(56.7)%
Subtotal	$942.8	$981.4	(3.9)%

Gain on exchange, net	$4.4	$44.9	(90.2)%

Net financing cost	$900.5	$886.9	1.5%

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

Other expenses – net for the year ended December 31, 2013 was $64.0 million and included primarily $42.0 million of taxes recovered, net of expenses, $14.1 million of gain on property adjudication, $9.8 million of cancellation provision and $(13.1) million of reserve for prepayment and arbitration expenses. Other expenses – net for the year ended December 31, 2012 was $26.4 million and included primarily $74.2 million in gain on the purchase of the Tampico shipyard and $100 million of costs related to the resolution of certain tax proceedings. (See Notes 20 and 26(h) to the accompanying Audited Consolidated Financial Statements contained elsewhere herein).

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

Translation of Foreign Currency. As of December 31, 2014 and 2013, the functional and reporting currency is the Mexican peso. As of January 1, 2012, the Company decided to change its functional and reporting currency from US dollars to Mexican pesos because the Mexican peso is the currency of the primary economic environment in which Grupo TMM operates. The procedures for translating the functional currency were applied prospectively as of said date, as follows:

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

For the years ended December 31, 2014 and 2013, there were no impairment losses as the recoverable values for the long-lived assets were significantly higher than their book values. For the year ended December 31, 2011, an impairment of US$0.9 million (approximately Ps. 13.3 million) was determined with respect to a vessel and an impairment of US$10.4 million (approximately Ps. 153.2 million) was determined with respect to goodwill related to a business, as the recoverable values of the long-lived assets were determined to be lower than their book values. The amounts were determined based on the result of the calculation of the value in use (discounted cash flow). For the year ended December 31, 2010, no losses for impairment were determined as the recoverable values for the long-lived assets were significantly higher than their book values.

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

Fair value measurement for non-financial assets

The non-financial assets and liabilities measured at fair value in the statement of financial position are grouped into three levels of fair value hierarchy. The three levels are defined based on the observability of relevant data for the measuring, as follows:

•	Level 1: quoted prices (without adjustment) in active markets for identical assets and liabilities;

•	Level 2: data other than the quoted prices included in Level 1 that are observable for the asset and liability, either directly or indirectly;

•	Level 3: non-observable data for the asset or liability.

The fair value for the Company’s principal vessels and properties is estimated based on appraisals prepared by independent naval engineers specializing in sea vessels and artifacts, and also independent, qualified real estate appraisers. The important information and assumptions are prepared in close collaboration with management.

The fair values for tanker and specialized vessels are estimated based on revenue that capitalizes the estimated revenue cash flows from the leasing of vessels net of operating costs projected, using an appropriate discount rate that reflects the required performance for similar assets. Cash flows are calculated based on the average of international charter rates and operating costs (including maintenance), and also the historical utilization level.

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

The gains or losses on discontinued operations, including components of gains or losses from previous years are reported as a single amount on the consolidated statement of operations. This amount, which includes the gains or losses after taxes for discontinued operations and the gains or losses after taxes resulting from measuring and disposing of assets classified as held for sale, are discussed in more detail in Note 17 to the accompanying Audited Consolidated Financial Statements contained elsewhere herein.

The disclosures for discontinued operations in the previous year are related to all the operations that have been discontinued as of the close date for the last period reported.

Recent Accounting Pronouncements IFRS

New and revised standards that are effective for annual periods beginning on or after January 1, 2014

A number of new and revised standards are effective for annual periods beginning on or after January 1, 2014. Information on these new standards is presented below.

IFRIC 21 “Levies”. IFRIC 21 clarifies that:

•	the obligating event that gives rise to the liability is the activity that triggers the payment of the levy, as identified by the government’s legislation. If this activity arises on a specific date within an accounting period then the entire obligation is recognised on that date; and

•	the same recognition principles apply in the annual and interim financial statements.

IFRIC 21 has no material effect on the annual financial statements but affects the allocation of the cost of certain property taxes between interim periods. The Company’s past practice was to spread the cost of property taxes payable annually over the year, resulting in the recognition of a prepayment at interim reporting dates. The application of IFRIC 21 requires the Company to recognize the entire obligation as an expense at the beginning of the reporting period, which is the date specified in the relevant legislation.

IFRIC 21 has been applied retrospectively in accordance with its transitional provisions and had no material effect on the accompanying Audited Consolidated Financial Statements contained elsewhere herein.

Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32). These amendments clarify the application of certain offsetting criteria in IAS 32, including:

•	the meaning of “currently has a legally enforceable right of set-off”; and

•	that some gross settlement mechanisms may be considered equivalent to net settlement.

The amendments have been applied retrospectively in accordance with their transitional provisions. As the Company does not currently present any of its financial assets or financial liabilities on a net basis using the provisions of IAS 32, these amendments had no material effect on the accompanying Audited Consolidated Financial Statements contained elsewhere herein.

Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36). These amendments clarify that an entity is required to disclose the recoverable amount of an asset (or cash generating unit) whenever an impairment loss has been recognized or reversed in the period. In addition, they introduce several new disclosures required to be made when the recoverable amount of impaired assets is based on fair value less costs of disposal, including:

•	additional information about fair value measurement including the applicable level of the fair value hierarchy, and a description of any valuation techniques used and key assumptions made; and

•	the discount rates used if fair value less costs of disposal is measured using a present value technique.

The amendments have been applied retrospectively in accordance with their transitional provisions.

Standards, amendments and interpretations to existing standards that are not yet effective and have not been adopted early by the Company

As of the date of this annual report, certain new standards, and amendments to existing standards have been published by the IASB that are not yet effective, and have not been adopted early by the Company. Information on those expected to be relevant to the Company’s consolidated financial statements is provided below.

Management anticipates that all relevant pronouncements will be adopted in the Company’s accounting policies for the first period beginning after the effective date of the pronouncement. New standards, interpretations and amendments not either adopted or listed below are not expected to have a material impact on the Company’s consolidated financial statements.

IFRS 9 “Financial Instruments” (2014). The IASB recently released IFRS 9 ‘Financial Instruments’ (2014), representing the completion of its project to replace IAS 39 “Financial Instruments: Recognition and Measurement”. The new standard introduces extensive changes to IAS 39’s guidance on the classification and measurement of financial assets and introduces a new “expected credit loss” model for the impairment of financial assets. IFRS 9 also provides new guidance on the application of hedge accounting.

Company management has yet to assess the impact of IFRS 9 on the Company’s consolidated financial statements. The new standard is required to be applied for annual reporting periods beginning on or after January 1, 2018.

IFRS 15 “Revenue from Contracts with Customers”. IFRS 15 presents new requirements for the recognition of revenue, replacing IAS 18 “Revenue”, IAS 11 “Construction Contracts”, and several revenue-related Interpretations. The new standard establishes a control-based revenue recognition model and provides additional guidance in many areas not covered in detail under existing IFRSs, including how to account for arrangements with multiple performance obligations, variable pricing, customer refund rights, supplier repurchase options, and other common complexities.

IFRS 15 is effective for reporting periods beginning on or after January 1, 2017. Company management has not yet assessed the impact of IFRS 15 on the Company’s consolidated financial statements.

Defined Benefit Plans: Employee Contributions (Amendments to IAS 19). These amendments are effective for annual periods beginning on or after 1 July 2014 and:

•	clarify the requirements of IAS 19 relating to contributions from employees or third parties; and

•	introduce a practical expedient such that contributions that are independent of the number of years of service may be treated as a reduction of service cost in the period in which the related service is rendered.

Since the Company did not adopt the amendments to IAS 19 early, these had no effect on the accompanying Audited Consolidated Financial Statements contained elsewhere herein.

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

In addition, the Company notes that its financial statements present its debt obligations on a consolidated basis; however 98.8% of the Company’s debt is held directly by its subsidiaries, each of which services its own debt out of its operating income. Management believes that these factors will enable the Company to remain current in its debt repayments notwithstanding the Mexican Law restriction on the distribution of profits by subsidiaries described below.

As of December 31, 2014, the respective debt obligations of each of the Company’s subsidiaries were as follows:

(in millions of Pesos)
TMM División Marítima, S. A. de C. V.	$10,053.4
TMM Parcel Tankers, S.A. de C.V.	329.5
Transportación Maritima Mexicana, S.A. de C.V.	305.3
Proserpec, S.A.P.I de C.V.	21.4
Grupo TMM, S.A.B.	135.1
TMM Logistics, S.A de C.V.	142.5
Inmobiliaria Dos Naciones, S. de R. L. de C.V.	1.0

Total	$10,988.2

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

As of March 31, 2015, Grupo TMM’s total debt amounted to $10,900.7 million, which includes $9,836.3 million under our Trust Certificates Program, $951.1 million of bank debt owed to several different banks and $113.2 million owed to non-institutional lenders; of this debt, $759.3 million is short-term debt, and $10,141.4 million is long-term debt. Under IFRS, transaction costs in connection with financings are required to be presented as debt.

As of December 31, 2014, Grupo TMM’s total debt amounted to $10,988.2 million, which includes $9,900.9 million under our Mexican Peso-Denominated Trust Certificates Program, and $980.9 million of bank debt owed to several different banks; and 106.4 million that non-institutional creditors are owed; of this debt, $918.6 million was short-term debt, and $10,069.6 million was long-term debt.

As of December 31, 2014 and March 31, 2015, we were in compliance with all of the restrictive covenants contained in our financing agreements, except as described in footnote (c) to “Other financing” at Note 14 to the accompanying Audited Consolidated Financial Statements contained elsewhere herein.

Our total shareholders’ equity in 2014, including non-controlling interest in consolidated subsidiaries, was $637.5 million, resulting in a debt-to-equity ratio of 17.2.

On January 11, 2008, in order to refinance the acquisition of ADEMSA, Grupo TMM closed a financing agreement in the amount of US$8.5 million (approximately $125.2 million) with a term of seven years, at a fixed rate of 8.01% with semi-annual payments of principal starting on January 2010 and semi-annual interests payments. The Company continues to negotiate with the bank to restructure the amortization schedule, in order to get better cash flow conditions.

In June 2009, Grupo TMM (through its subsidiary TMM División Marítima, S.A. de C.V.) obtained a line of credit in dollars for working capital and/or current accounts for US$25.0 million (approximately $368.3 million) at a variable rate, maturing in June 2015. See “—Other Debt.”

On July 29, 2010, Grupo TMM issued trust certificates under the fourth issuance of its Trust Certificates Program in the amount of $10.5 billion, at Mexico’s interbank equilibrium interest rate, TIIE, plus 245 basis points. The proceeds from the fourth issuance have been used to prepay the previous three issuances, thereby consolidating the debt under the program, and to refinance other vessel financings, to fund required cash reserves and to pay issuance-related expenses. See Item 4. “Information on the Company — Recent Developments — Mexican Peso-Denominated Trust Certificates Program.

In November 2013, Grupo TMM (through its subsidiary Transportación Marítima Mexicana, S.A. de C.V.) obtained a line of credit in US dollars of up to US$10.8 million (approximately $159.1 million) to finance the acquisition of the vessel “Subsea 88” through a capital lease at a fixed rate with monthly principal and interest payments. See “—Capital Leases” below.

As of March 31, 2015, we had net working capital (current assets less current liabilities) of $860.3 million. We had net working capital of $790.7 million, $428.6 million, and $445.4 million as of December 31, 2014, December 31, 2013, and December 31, 2012, respectively. The increase in net working capital from December 31, 2013 to December 31, 2014 was primarily attributable to the sale of our container terminal project located in the port of Tuxpan. We continue to look for ways to improve our debt profile in order to reduce our financing costs and improve the flows available for investment. As part of this effort, we are considering whether to capitalize up to 40% of the interest payable under our Trust Certificates Program and allocate the available funds to our vessel expansion program.

Information on Cash Flows

Summary cash flow data for the years ended December 31, 2014, 2013 and 2012 is as follows:

	Years Ended December 31,
	2014	2013	2012
	(in thousands of Pesos)
Operating activities	834,619	984,945	916,563
Investing activities	(122,790)	(208,686)	(344,795)
Financing activities	(800,904)	(868,085)	(570,006)
Currency exchange effect on cash	16,664	430	(12,691)

Net decrease in cash and cash equivalents	(72,411)	(91,396)	(10,929)
Cash and cash equivalents at beginning of year	405,284	496,680	507,609

Cash and cash equivalents at end of year	$332,873	$405,284	$496,680

For the year ended December 31, 2014, the Company’s consolidated cash position decreased by approximately $72.4 million from the year ended December 31, 2013. This decrease was mainly attributable to a $800.9 million payment of debt under the Trust Certificates Program and others loans, and $122.8 million of investments in fixed assets.

For the year ended December 31, 2013, the Company’s consolidated cash position decreased by approximately $91.4 million from the year ended December 31, 2012. This decrease was mainly attributable to a $868.1 million payment of debt under the Trust Certificates Program and others loans, and $208.7 million of investments in fixed assets.

For the year ended December 31, 2012, the Company’s consolidated cash position decreased by approximately $10.9 million from the year ended December 31, 2011. This decrease was mainly attributable to a $570.0 million payment of debt under the Trust Certificates Program and others loans, $344.8 million of investments in fixed assets and a reduction of $24.3 million of restricted cash.

Our Cash Flows from Operating Activities

Net cash flows provided by operating activities amounted to $834.6 million in the year ended December 31, 2014 compared to $984.9 million in the year ended December 31, 2013. This decrease was mainly attributable to start-up costs associated with the new containerized cargo cabotage service; a 2.9% increase in costs at our offshore vessels business due to higher operating costs of the vessel “Island Monserrat” as she was upgraded to operate as a mud vessel; and the June 2014 commencement of a two-year bareboat charter contract for the AHTS “Subsea 204”, which increased our chartering costs in our product tankers business. Operating income was also reduced by a 32.4% increase in costs at our harbor tugs business in 2014 as a result of having two tugs chartered for the entire year, which increased the fuel and hiring costs associated with this business.

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

The following table summarizes cash flows from operating activities for the periods indicated:

	Years Ended December 31,
	2014	2013	2012
	(in thousands of Pesos)
Loss before provision for income taxes	$(466,786)	$(483,252)	$(607,053)
Depreciation and amortization and other amortization	937,090	670,439	675,360
Gain on sale of fixed assets—net	(23,040)	(9,240)	(12,344)
Sale of subsidiaries	(342,088)	(8,078)	(74,245)
Gain on adjudication of property	—	(14,063)	—
(Increase) decrease in restricted cash	79,550	102,622	(24,273)
Provision for interests on debt	755,226	845,723	850,919
Gain from exchange differences	58,200	(1,277)	(38,078)
Total changes in operating assets and liabilities	(163,533)	(117,929)	146,277

Net cash provided by (used in) operating activities	$834,619	$984,945	$916,563

Our Cash Flows from Investing Activities

Net cash used in investing activities for the year ended December 31, 2014 was $122.8 million, which included $227.2 million for the acquisition of vessels and operating equipment, which was partially offset by the sale of operating equipment and discontinued business for $104.4 million. Net cash used in investing activities for the year ended December 31, 2013 was $208.7 million, which included $290.8 million for the acquisition of vessels and operating equipment, which was partially offset by the sale of operating equipment and discontinued business for $43.9 million. Net cash used in investing activities for the year ended December 31, 2012 was $344.8 million, which included $341.6 million for the acquisition of vessels and operating equipment and $54.3 million for acquisition of subsidiaries, which was partially offset by the sale of operating equipment for $51.1 million.

See “— Capital Expenditures and Divestitures” below for further details of capital expenditures and divestitures relating to the years ended December 31, 2014, 2013 and 2012, respectively.

Our Cash Flows from Financing Activities

For the year ended December 31, 2014, cash used by financing activities amounted to $800.9 million, which resulted primarily from the payment of debt under the Securitization Facility, our Trust Certificates Program and others loans.

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

Business Plan

We are focused on consolidating our Maritime Operations division, which is our principal source of income and our most profitable division, to better enable us to grow and strengthen our financial position through a strategy that empowers the expansion of our operations through multiple projects and objectives. These projects seek to combine the elements that can enable us to capture the opportunities that the recent Mexican Energy Reform is expected to generate, with the ultimate goal of creating value for our shareholders.

Maritime Operations. In order to increase the value of our Maritime Operations division, we are working on alternatives that allow us to exchange debt for equity in order to reduce our liabilities and grow with cash generated from operations; additionally we are seeking to exploit the division’s operating capabilities to develop the business of operating assets owned by third parties. With the above, we intend to define ourself as a shipping company focused on Mexico with special attention to the energy sector.

Ports and Terminals Operations. We continue to work with potential investors on the development of an automobile terminal and a liquid oils terminal in the port of Tuxpan, Veracruz, which will allow us to service the existing and growing demand of foreign trade via the Gulf of Mexico and the recently completed Mexico-Tuxpan highway. This highway, which was completed in September 2014, makes the port of Tuxpan the closest port to Mexico City and the central Mexican states, which represent over 50% of Mexico’s GDP. Also and as part of our plan to extend our ports operations, in 2014 we commenced operations at a citrus juice export terminal in the port of Tuxpan, with the initial products consisting of frozen and concentrated orange juice. The project, which began operations in 2014 through a strategic alliance, will involve the complete supply chain (extraction, storage, land and sea transportation) and includes two stages, the first of which involves TMM operating the terminal to further add vessels operations. Regarding our operation at Acapulco, we are seeking to collaborate with the respective authorities in order to generate additional cruise activity.

Logistics Operations. We are looking to develop the automotive and food logistics market in all areas with emphasis on the “just in sequence”, store, subassemblies and management of cars and container yards through a partnership with an international technology operator. In addition, during 2015 we intend to divest our storage business, which we expect will contribute to improving our operating results.

Corporate Expenses. We expect to optimize the size of our corporate staff by allocating the administrative, accounting, finance and human resources functions directly to the operating divisions that result following the implementation of the plans described above.

Our Ability to Continue as a Going Concern

Our Financial Statements for the year ended December 31, 2014 includes an explanatory note describing the existence of substantial doubt about our ability to continue as a “going concern.” Such note observes that (i) the continuation of the Company as an ongoing business depends on our compliance with our financial obligations on a regular basis, (ii) to be successful in our new investments we need to increase our fleet of vessels and take into consideration the requirements of PEMEX and our other clients and (iii) the Financial Statements do not include any adjustment over the assets or liabilities that could be necessary if the company is not able to continue as an ongoing business.

The maritime business has been improving in its performance in recent years, becoming more efficient with the same level of income, consolidating as our most profitable business. In addition, Company management continues to work on the implementation of the five-year growth plan, which includes the following projects and their current status:

Sale of Non-Strategic Assets

We recently agreed to sell our container terminal project located in the port of Tuxpan. Following the sale, we will continue to own approximately 1,830 acres of land in the port of Tuxpan, on which we will continue to develop a liquid oils terminal, an automobile terminal and our cirus juice export terminal. In addition, during 2015 we intend to sell our storage business and are exploring the sale of land and other non-strategic assets. We expect these sales will help improve our operating results by allowing us to better focus our efforts on our more profitable businesses.

Vessel Expantion Program

We intend to use the proceeds from the sales of our non-strategic assets, along with any additional capital generated from new financing arrangements or shareholder investments, to expand our offshore fleet by acquiring new generation vessels with deeper-water capabilities, allowing us to capitalize on the growing demand for deep water exploration in Mexico resulting from the recent Mexican Energy Reforms.

Capitalization of Intrest Payable under Trust Certificates Program

We continue to look for ways to improve our debt profile in order to reduce our financing costs and improve the flows available for investment. As part of this effort, we are considering whether to capitalize up to 40% of the interest payable under our Trust Certificates Program and allocate the available funds to our vessel expansion program.

We anticipate that the successful implementation of these projects in the medium term will allow us to grow with high yield assets and operations, significantly improving our capital structure and generating increased value for our stockholders. The implementation of these projects will be funded by the proceeds from sales of our non-strategic assets as well as by a combination of equity and debt.

We believe that the above-mentioned changes should be enough to provide the Company with sufficient working capital to continue as a going concern.

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

Capital Expenditures and Divestitures

The following tables set forth our principal capital expenditures and divestitures during the last three years:

Our Principal Capital Expenditures for the Last Three Years

(in millions of Pesos)

	Years Ended December 31,
	2014 (a)	2013 (b)	2012 (c)
Capital Expenditures by Segment:
Ports and Terminals Operations	$13.9	$11.3	$18.7
Maritime Operations	184.3	252.3	307.1
Logistics Operations	—	2.7	10.9
Corporate	29.0	24.5	14.5

Total	$227.2	$290.8	$351.2

(a)	In 2014, capital expenditures included: (i) Ports and Terminals Operations: $10.8 million in acquisition and equipment improvements and $3.1 million in construction in process for the expansion and maintenance of port and terminal facilities; (ii) Maritime Operations: $55.0 million in acquisition and equipment improvements and $129.3 million in construction projects; and (iii) Corporate: $29.0 million in fixed assets and other strategic corporate projects.
(b)	In 2013, capital expenditures included: (i) Ports and Terminals Operations: $11.3 million in construction in process for the expansion and maintenance of port and terminal facilities; (ii) Maritime Operations: $159.5 million in acquisition and equipment improvements and $92.8 million in construction projects; (iii) Logistics Operations: $2.0 million in construction projects and $0.7 million in operating equipment and related fixed assets; and (iv) Corporate: $24.5 million in fixed assets and other strategic corporate projects.
(c)	In 2012, capital expenditures included: (i) Ports and Terminals Operations: $18.7 million in construction in process for the expansion and maintenance of port and terminal facilities; (ii) Maritime Operations: $106.8 million in acquisition and equipment improvements and $200.3 million in construction projects; (iii) Logistics Operations: $2.4 million in construction projects and $8.5 million in operating equipment and related fixed assets; and (iv) Corporate: $14.5 million in fixed assets and other strategic corporate projects.

Our Principal Capital Divestitures for the Last Three Years

(in millions of Pesos)

	Years Ended December 31,
	2014 (a)	2013 (b)	2012 (c)
Capital Divestitures:
Sale of shares of subsidiaries	$25.5	$43.9	$—
Other assets	79.0	17.2	15.2

Total	$104.5	$61.1	$15.2

(a)	In 2014, capital divestitures included $79.0 million from the sale of vessels, shipyard and ground transportation equipment.
(b)	In 2013, capital divestitures included $17.2 million from the sale of vessels and ground transportation equipment.
(c)	In 2012, capital divestitures included $15.2 million from the sale of vessels and ground transportation equipment.

Capital Leases

As of December 31, 2014, the Company had two capital lease obligations.

In November 2013, Grupo TMM (through its subsidiary Transportación Marítima Mexicana, S.A. de C.V.) entered into an agreement with “FTAI Subsea 88 Ltd”, a subsidiary of Fortress, to obtain a line of credit for 10 years in US dollars of up to US$10.8 million (approximately $159.1 million) to finance the acquisition of the vessel “Subsea 88” through a capital lease, at a fixed rate of 15.9% per annum, with monthly principal and interest payments. As of December 31, 2014, the outstanding balance was US$10.5 million (approximately $154.7 million).

In December 2012, Grupo TMM entered into an agreement with “Value Arrendadora, S.A. de C.V.” to obtain capital lease financing for 4 years in Mexican Pesos in an amount of $1.8 million to finance the acquisition of transportation assets, at a fixed rate of 14.23% per annum, with monthly principal and interest payments. As of December 31, 2014, the outstanding balance was $0.8 million.

Transportation Equipment and Other Operating Leases

We lease, transportation and container-handling equipment, our corporate office building and other assets under agreements which are classified as operating leases. The terms of these lease agreements vary from 1 to 15 years and contain standard provisions for these types of operating agreements.

Purchase of Two Parcel Tankers

On May 25, 2007 the Company purchased the M/T “Maya” and purchased the M/T “Olmeca” on June 19, 2007. We entered into a 10-year line of credit with DVB Bank SE (formerly DVB Bank AG) in an aggregate amount of US$52.5 million (approximately $773.5 million) to finance the acquisition of these parcel tankers. Principal and interest under this loan was payable on a monthly basis. Interest was payable at a weighted average rate of 7.61% per annum. On April 4, 2011, the Company entered into an agreement with the bank to restructure this loan through: (i) full prepayment of the junior loan tranche in an amount totaling US$6.5 million (approximately $95.8 million), including US$0.7 million (approximately $10.3 million) in breakage costs; (ii) drawing of a new tranche in the amount of US$4.0 million (approximately $58.9 million) with monthly interest payments and a balloon principal payment due upon maturity in June 2017; and (iii) opening of a bridge tranche with monthly drawings of up to US$3.5 million (approximately $51.6 million) over the next 24 months to reduce the principal payments due on the existing senior loan tranche. Both of the new tranches are at a variable rate of the AIR (Actual Interbank Rate) plus 400 basis points, and the Company will pay principal on the bridge tranche beginning in April 2013 on a quarterly basis until maturity in June 2017. As of May 31, 2011, the weighted average rate of interest on the restructured loan was 6.70% per annum. This agreement allows the Company to improve the amortization schedule of this loan facility and reduce the related financial expenses.

Mexican Peso-Denominated Trust Certificates Program

On April 30, 2007, at the shareholders’ meeting of the Company, our shareholders authorized the establishment of a program for the issuance of trust certificates, which are securities secured by trust assets and denominated in Mexican Pesos, for up to an amount of $9.0 billion. The proceeds from the sale of these certificates will be used by us to refinance our existing bank financings of our vessel fleet, and to finance the acquisition of additional vessels as contemplated by our expansion program. See Item 4. “Information on the Company – Recent Developments – Purchase of FSIV Isla San Diego.”

We closed our first, second and third issuances of trust certificates under the program on July 19, 2007, April 30, 2008, and July 1, 2008, in an amount of $3.0 billion, $1.55 billion, and $4.39 billion, respectively. Our first issuance was used primarily to refinance existing vessel indebtedness. Our second issuance was used to refinance vessels indebtedness and the acquisition of new vessels and our third issuance was mainly used to finance the acquisition of new and used vessels. On July 29, 2010, we closed our fourth issuance of trust certificates for $10.5 billion at Mexico’s interbank equilibrium interest rate, TIIE, plus 245 basis points. The proceeds from the fourth issuance have been used primarily to prepay the previous three issuances, thereby consolidating the debt under the program, and to refinance other vessel financings. As of December 31, 2014, the outstanding balance was $10.594 billion.

In accordance with the program, the Company has the right to capitalize interest for the first five years as per the following:

Year	Capitalization %	Interest Payment %
1st and 2nd	60%	40%
3th and 4th	50%	50%
5th	25%	75%

In August 2012 and with the authorization of the Trust Committee, the Company elected to capitalize 60% of the accrued interest to dedicate such resources to a vessel substitution program. During 2013 and 2014 the Company elected not to capitalize any interest on the trust certificates, choosing instead to pay 100% of the accrued interest. In February 2015 and with the authorization of the Trust Committee, the Company elected to capitalize 25% of the accrued interest.

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

Other Debt

In June 2009, the Company secured with Banco Nacional de Comercio Exterior, S.N.C., Institución de Banca de Desarrollo, through its subsidiary TMM División Marítima, S.A. de C.V., a line of credit in dollars for working capital and/or current accounts for US$25.0 million (approximately $368.3 million) at a variable rate, maturing in June 2015. Monthly interest payments are due on outstanding balances and principal is due at maturity. Amounts may be drawn in both dollars and pesos with the possibility of making prepayments on principal without penalty. The Company made 3 draws under this facility for an aggregate amount of approximately US$17.9 million (approximately $263.7 million). The Company fully prepaid the amounts drawn in July 2010, April 2012 and June 2012, respectively.

In November 2010, the Company secured with Banco Nacional de Comercio Exterior, S.N.C., Institución de Banca de Desarrollo, through its subsidiary TMM División Marítima, S.A. de C.V., a second line of credit in dollars for working capital and/or current accounts for US$15.0 million (approximately $221.0 million) at a variable rate, maturing in June 2015. Monthly interest payments are due on outstanding balances and principal is due at maturity. Amounts may be drawn in both dollars and pesos with the possibility of making prepayments on principal without penalty. The balance of both facilities, together, cannot be over US$25.0 million (approximately $368.3 million) or its equivalent in Mexican pesos. In November 2010, a first draw was made on this second line of credit for $115.0 million at a variable rate of the 28-day TIIE plus 425 basis points, with interest payable monthly. t. In October 2011, a second draw was made on the second line of credit for $65.7 million at a variable rate of the 28-day TIIE plus 425 basis points, with monthly interest payments. The Company fully prepaid the amounts drawn in January 2014 and November 2014, respectively.

In August 2012, the Company secured with Banco Nacional de Comercio Exterior, S.N.C., Institución de Banca de Desarrollo, through its subsidiary TMM División Marítima, S.A. de C.V., a third line of credit in dollars for working capital and/or current accounts for US$15.0 million (approximately Ps. 221.0 million) at a variable rate, maturing in June 2015. Monthly interest payments are due on outstanding balances and principal is due at maturity. Amounts may be drawn in both dollars and pesos with the possibility of making prepayments on principal without penalty. The balance of the three facilities, together, cannot be over US$25.0 million (approximately Ps. 368.3 million) or its equivalent in Mexican pesos. In August 2012, a first draw was made on this third line of credit for $161.6 million at a variable rate of the 28-day TIIE plus 425 basis points, with interest payable monthly. As of December 31, 2014, the effective rate for this draw on the third line of credit was 7.5520% with an outstanding balance of $155.0 million.

In July 2010, the Company secured with Banco Autofin México, though its subsidiary Proserpec Servicios Administrativos, S.A.P.I. de C.V., a line of credit in Mexican pesos for working capital for a total of $100.0 million, maturing in June 2012, at a variable rate of the 28-day TIIE plus 450 basis points with interest payable monthly. On September 30, 2011, using the same line of credit, the balance on the principal for this draw and interests was prepaid in full.

In September 2011, to strengthen the agricultural activities of ADEMSA, the Company decided to take advantage of the line of credit held by Proserpec Servicios Administrativos, S.A.P.I. de C.V. with the bank, to secure a loan for $42.9 million. Therefore, considering the prepayment and this new draw on the line of credit, on September 30, 2011, the loans were combined into one for approximately $80.4 million at a variable rate of the 28-day TIIE plus 500 basis points, with monthly payments of principal and interest, and maturing September 2016. On September 30, 2014, using a new line of credit by the bank, the balance on the principal for this draw and interests was prepaid in full.

In January 2011, to improve the amortization schedule of the Receivables Securitization Facility and its cancelation, the Company decided to secure two lines of credit through its subsidiary Transportación Marítima Mexicana, S.A. de C.V. with two private investments, each of the credits for US$3.0 million (approximately $44.2 million). The loan accrues interest at a fixed rate of 11.25%, with semi-annual interest and principal payments, a two-year grace period for principal payments, and maturing January 2016. As of December 31, 2014 the outstanding balance of both credits was US$6.0 million (approximately $88.4 million).

In November 2011, the Company decided to enter into two loan facilities to strengthen the agricultural activities of ADEMSA, through its subsidiary Proserpec Servicios Administrativos, S.A.P.I. de C.V. with INPIASA, S.A. de C.V. The first for $15.7 million at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of principal and interest, and maturing August 2021; the second for $4.2 million at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of principal and interest, and maturing October 2016. The effective rate for both loans as of December 31, 2014 was 7.8066%, with a total outstanding balance of approximately $11.9 million.

In October 2013, the Company secured with Intercam Banco S.A., though its subsidiary Transportación Marítima Mexicana, S.A. de C.V., a line of credit in Mexican pesos for working capital for a total of approximately $19.9 million, at a variable rate of the 28-day TIIE plus 500 basis points with monthly payments of principal and interest, and maturing in December 2015. The effective rate on this line of credit as of December 31, 2014 was 8.3020% with an outstanding balance of $9.2 million.

In August 2012, the Company inter into an agreement with Intercam Banco S.A., though its subsidiary TMM Logistics, S.A. de C.V., for a line of credit in Mexican pesos for working capital for a total of $5.0 million, to be able to discount invoices from services rendered to the Secretaría de Seguridad Pública del D.F. at a variable rate of the 28-day TIIE plus 500 basis points and maturing on August 2013. The Company subsequently renewed the facility with the bank through August 2014, increasing the amount up to $10.0 million, and again through November 2017, increasing the amount up to $15.0 million. The effective rate on this line of credit as of December 31, 2014 was 8.3112% with an outstanding balance of $9.2 million.

In June 2012, the Company decided to secure line of credit to strengthen the agricultural activities of ADEMSA, through its subsidiary Proserpec Servicios Administrativos, S.A.P.I. de C.V. with Corporación Financiera de Occidente, S.A. de C.V. SOFOL IBM for $18.0 million at a variable rate of the 28-day TIIE plus 600 basis points, with monthly payments of principal and interest, and maturing June 2015. The effective rate for this loans as of December 31, 2014 was 9.3060%, with a total outstanding balance of $9.0 million.

In December 2012, the Company decided to enter into another line of credit to strengthen the agricultural activities of ADEMSA, through its subsidiary Proserpec Servicios Administrativos, S.A.P.I. de C.V. with Banco del Bajío, S.A. for $8.5 million at a variable rate of the 28-day TIIE plus 250 basis points, with monthly payments of principal and interest, with a grace period of 12 months for principal payments, and maturing November 2019. The effective rate for this loan as of December 31, 2014 was 5.8015%, with a total outstanding balance of $6.9 million.

In September 2009, the Company secured with Pure Leasing, S.A. de C.V. through its subsidiary TMM Logistics, S.A. de C.V., a line of credit in Mexican pesos for working capital and/or current accounts for $26.2 million at a fixed rate of 14.25% with monthly payments on principal and interest on outstanding balances, maturing in August 2014. This line of credit was fully paid in August 2014.

In September 2013, the Company entered into multiple lines of credit in order to strengthen the agricultural activities of its subsidiary, ADEMSA. These include:

•	A $7.6 million line of credit from Banco del Bajío, S.A. to ADEMSA at a variable rate of the 28-day TIIE plus 250 basis points, with monthly payments of principal and interest, a grace period of 12 months for principal payments, and maturing in August 2020. The effective interest rate on this loan as of December 31, 2014 was 5.8060%, with a total outstanding balance of $7.1 million.

•	A $4.6 million line of credit from Banco del Bajío, S.A. to the Company’s subsidiary Proserpec Servicios Administrativos, S.A.P.I. de C.V. (“Proserpec”) at a variable rate of the 28-day TIIE plus 500 basis points, with monthly payments of principal and interest, and maturing on December 2014. This line of credit was fully paid in December 2014.

•	A $2.3 million line of credit from Banco Monex, S.A. to Proserpec at a variable rate of the 28-day TIIE plus 500 basis points, with monthly payments of principal and interest, and maturing on December 2014. This line of credit was fully paid in December 2014.

•	A $36 million line of credit from Sofihaa Financiera, S.A. de C.V. SOFOM ENR to Proserpec at a variable rate of the 28-day TIIE plus 500 basis points, with monthly payments of principal and interest, and maturing on December 2014. This line of credit was fully paid in December 2014.

In September 2014, the Company decided to enter into three loan facilities to strengthen the agricultural activities of ADEMSA, through its subsidiary TMM Logistics, S.A. de C.V. with Banco Autofin México. The first for $45.8 million at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of principal and interest, and maturing September 2021; the second for $34.6 million at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of principal and interest, and maturing September 2021; and the third for $25.5 million at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of principal and interest, and maturing September 2021;. The effective rate for these three loans as of December 31, 2014 was 7.8066%, with a total outstanding balance of approximately $103.1 million.

In November 2014, the Company secured with Banco Nacional de Comercio Exterior, S.N.C., Institución de Banca de Desarrollo, through its subsidiary Transportación Marítima Mexicana, S.A. de C.V., a line of credit in dollars for working capital and/or current accounts for US$2.5 million (approximately $36.8 million) at a variable rate, maturing in December 2017. Monthly interest payments are due on outstanding balances and principal is due at maturity. Amounts may be drawn in both dollars and pesos with the possibility of making prepayments on principal without penalty. In December 2014, a first draw was made on this line of credit for $35.6 million at a variable rate of the 28-day TIIE plus 450 basis points, with interest payable monthly. As of December 31, 2014, the effective rate was 7.8085% with an outstanding balance of $35.60 million.

In December 2014, the Company decided to enter into two lines of credit in Mexican Peso for working capital, through its subsidiary TMM Logistics, S.A. de C.V. with Banco Autofin México. The first for $21.6 million at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of interest and principal payment at maturity 1n March 2015; the second for $8.4 million at a variable rate of the 28-day TIIE plus 200 basis points, with monthly payments of interest and principal payment at maturity in March 2015. As of December 31, 2014, the effective rate for these two loans was 7.7996% and 5.2996% with an outstanding balance of $21.6 and $8.4 million correspondingly. In March 2015, the maturity of both line of credits was extenden until March 2022.

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

Trend Information

Historically, a substantial portion of the revenue generated by our Maritime Operations business has been achieved through contracts with PEMEX. In 2012, 2013 and 2014, 59%, 56% and 58%, respectively, of the revenue generated by Maritime Operations resulted from contracts with PEMEX. We believe that we will further increase our revenues in this business segment going forward. PEMEX is expected to increase its deep water exploration in order to restore its decreasing oil reserves; as a result, we expect an increase in PEMEX demand for different types of vessels on the offshore sector.

The future success of our logistics business depends upon our ability to enter into contracts with large automotive manufacturers, retail and consumer goods companies and to become a supplier for Government entities, providing integrated logistics and shipping services. Our primary skills that make us competitive are: (i) our logistics expertise, (ii) our ability to continue developing logistics and other land transportation infrastructure, and (iii) our ability to provide state-of-the-art systems to provide logistics solutions.

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

Off-Balance Sheet Arrangements

As of December 31, 2014, we did not have any off-balance sheet arrangements. We report our assets and liabilities according to the current IFRS as issued by the IASB.

Contractual Obligations

The following table outlines our obligations for payments under our capital leases, debt obligations, operating leases and other financing arrangements for the periods indicated as of December 31, 2014:

Indebtedness (1)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in thousands of Pesos, unless noted otherwise)
Mexican Trust Certificates (2)	175,744	58,581	—	9,666,557	9,900,882
Parcel Tanker Vessels Financings (3)	329,485	—	—	—	329,485
Investors (4)	93,475	12,891	—	—	106,366
Land and Logistics Equipment Financing (5)	8,695	20,642	25,882	—	55,219
Refinancing Acquisition ADEMSA(6)	79,107	—	—	—	79,107
Working Capital PROSERPEC (7)	6,820	6,670	5,317	2,609	21,416
Other Debt (8)	217,260	66,138	30,546	26,725	340,669

Total	$910,586	$164,922	$61,745	$9,695,891	$10,833,144

Operating Lease Obligations (9)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Vessel, Transportation Equipment and Other Operating Leases	$30,044	$59,705	$66,778	$176,818	$333,345

Total	$30,044	$59,705	$66,778	$176,818	$333,345

Operating Lease Obligations (10)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Vessel, Transportation Equipment and Other Operating Leases	$128,024	$111,755	$95,537	$605,600	$940,916

Total	$128,024	$111,755	$95,537	$605,600	$940,916

(1)	These amounts include principal payments and accrued and unpaid interest as of December 31, 2014.
(2)	Debt allocated in one special purpose company in connection with financing of tanker vessels, offshore vessels and tugboats denominated in Mexican Pesos. The maturity of this line of credit is on July 2030, with a bullet principal payment, semiannual interest payments with a variable rate of 5.78% per annum as of December 31, 2014. The company contracted an interest rate CAP to protect against the possible fluctuation of the interest rate.

(3)	Debt allocated in one special purpose company in connection with the financing of two parcel tanker vessels, denominated in US Dollars. The maturity of these lines of credit is on June 2017, with a balloon payment of $220,796, monthly principal and interest payments with a weighted average rate of 6.60% per annum. The total outstanding is considered due 2014 because the Company is in the process of obtaining a waiver from the bank in respect of the “Minimum Capital” covenant.
(4)	Debt in connection with the cancellation of the Securitization Facility, denominated in US Dollars. The maturity of these lines of credit is on January 2016, semiannual interest payments and fixed rate of 11.25% per annum.
(5)	Debt in connection with the land & logistics equipment financing, denominated in Mexican Pesos. Line of credit denominated in Pesos, maturing in December 2019, with monthly interest and principal payments at a variable rate; as of December 31, 2014, the rate was 9.31% per annum.
(6)	Debt in connection with ADEMSA acquisition refinancing, denominated in US Dollars. The maturity of this line of credit was on July 2014, with semiannual interest payments and 6 principal payments, fixed rate of 8.01% per annum. The Company continues to negotiate with the bank to refinance the payment schedule in order to extend the maturity.
(7)	Debt allocated in one special purpose company for working capital and to strength agricultural activities of ADEMSA. Various lines of credit denominated in Mexican Pesos, with different maturities between June 2015 and August 2021, monthly interest and principal payments with a weighted average rate of 7.36% per annum as of December 31, 2014.
(8)	Debt allocated in different companies for working capital and letter of credit issuances. Various lines of credit denominated in Mexican Pesos, with maturities between June 2015 and September 2021, some with monthly interest payments with bullet principal payment with a variable rate; others with monthly interest and principal payments with variable rate; the weighted average rate was 7.72% per annum as of December 31, 2014.
(9)	Financial lease agreements for purchasing vessel and transportation equipment, including: (i) Transportation equipment, denominated in Mexican Pesos, maturing in December 2016, monthly interest and principal payments and a fixed rate of 14.23%; and, (ii) AHTS vessel, denominated in US Dollars, maturing in November 2026, with monthly interest and principal payments and fixed rate of 15.92%.
(10)	These amounts include the minimum lease payments.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

Our current Board of Directors was elected and ratified at the Company’s Annual General Ordinary Shareholders’ Meeting held on April 30, 2014. Our directors and alternate directors, their principal occupations and years of service (rounded to the nearest year) as a director or alternate director are as follows:

Name	Principal Occupation	Years as a Director or Alternate Director	Age
Directors
José F. Serrano Segovia	Chairman of the Board of Grupo TMM	43	74
Ignacio Rodríguez Rocha	Attorney and First Vice-chairman of Grupo TMM	24	79
Maria Josefa Cuevas de Serrano	Private Investor	9	69

Luis Martínez Argüello	Private Investor	10	74
Carlos Viveros Figueroa	Private Investor	1	74
Miguel Alemán Velasco	Private Investor	6	83
Miguel Alemán Magnani	Private Investor	6	49
Alternate Directors
José Francisco Serrano Cuevas	President Deputy Director	14	34

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

Carlos Viveros Figueroa

Mr. Viveros was born on January 3rd, 1941. He has a degree in Architecture from Universidad Nacional Autónoma de México and a certificate on External Trade from INCE. He has worked as a consultant for several public and private organizations that focus on promoting and supporting small business in Latin America. He helped create the master’s program for Port Development in Quintana Roo, Mexico. He has also advised in radio communications specialized on fleet. He was the founder partner of the navy company Tecomar where he was CEO of the company. He has also been a Board member of Banca Cremi and Governing Board member of Bancomext. Currently, he is part of the Board of the Instituto Mexicano de Ejecutivos en Comercio Exterior. He was a partner of Consejo Empresarial Mexicano para Asuntos Internacionales and President of several Chambers (CANAINTRAM, Marina Mercante, ANIERM), member of CONCAMIN, and also head of México and Vice-president of Asociación Latinoamericana de Armadores in Montevideo, Uruguay, which grouped the naval companies in Latin America. In 1991, Mr. Viveros was chosen as man of the year by the freight transport industry of Asociación de Industriales del Transporte y Comercio Internacional and in 1996, the government of Brazil gave him the award of “Orden Cruzeiro Do Sul” as Commander.

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

Executive Officers

Our officers serve at the discretion of our Board of Directors. Our executive officers, their position and years of service with us and as an executive officer are as follows:

Name	Position	Years of Service	Executive Officer
Corporate Directors
José F. Serrano Segovia	Chairman of the Board and Chief Executive Officer	43	23
Jacinto David Marina Cortés	Deputy Chief Executive Officer	24	24
Carlos Pedro Aguilar Mendez	Chief Financial Officer, Corporate Administrative Director and Finance Director	25	8
Marco Antonio Godínez Ramírez	Corporate Human Resources Director	1	1
Elvira Ruiz Carreño	Corporate Audit Director	19	12
Marco Augusto Martínez Avila	Corporate Legal Director	7	2
Business Unit Directors
Luis Manuel Ocejo Rodriguez	Director, Maritime Transportation	32	8

José F. Serrano Segovia, who is chairman of the Board of Directors, is married to Maria Josefa Cuevas de Serrano, a member of the Board of Directors. José Serrano Cuevas, who is an alternate director of the Board of Directors, is the son of José F. Serrano Segovia and Maria Josefa Cuevas de Serrano.

Compensation

For the year ended December 31, 2014, the aggregate total compensation paid to our directors, alternate directors and executive officers for services in all capacities was approximately $40.9 million. See Item 7. “Major Shareholders and Related Party Transactions.”

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

Audit and Corporate Practices Committee

The Board of Directors appointed an Audit and Corporate Practices Committee, which was approved at the Extraordinary Shareholders’ Meeting held on December 20, 2006 and added a fourth member at the Annual Shareholders’ Meeting held on April 30, 2008. Since April 30, 2014, this Committee is composed of Luis Martínez Argüello (President), Ignacio Rodriguez Rocha, and Carlos Viveros Figueroa. In accordance with Mexican Securities Law and Mexican Corporate Practices, the committee’s responsibilities include, among others:

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

Employees

As of March 31, 2015, we had 1,708 employees, approximately 8% of whom were unionized. As of December 31, 2014, we had 1,737 employees, approximately 10% of whom were unionized. The decrease in the number of our employees in the first quarter of 2015 is largely due to decreases in our ports and terminals operations.

As of December 31, 2013, we had 1,970 employees, approximately 17% of whom were unionized. The decrease in the number of our employees in 2014 is largely due to decreases in our automotive services business. As of December 31, 2012, we had 3,162 employees, approximately 42% of whom were unionized. The decrease in the number of our employees in 2013 is largely due to the sale of the auto haulage transportation and autotransporter business of our Logistics Operations segment. In accordance with customary practice in Mexico, we negotiate union contracts annually with regard to wages and every two years with regard to other matters, including benefits. We have not experienced a strike since 1987 and believe that relations with our employees are good.

Share Ownership

As of April 8, 2015, the Serrano Segovia family held 41,217,193 Shares directly, and the CPO Trustee maintained 23,913,405 Shares of our capital stock in the form of ADSs, including 3,512,500 Shares that are beneficially owned by the Serrano Segovia family. Accordingly, as of such date, the Serrano Segovia family controlled the voting power of our capital stock. The voting power controlled by the Serrano Segovia family varies from time to time, depending upon the number of Shares held by the Serrano Segovia family and by the CPO Trust and others. As of April 8, 2015, other than as set forth below in the section entitled “Major Shareholders,” each of our other directors, alternate directors or executive officers owns less than one percent of our Shares on an individual basis.

Shares were contributed to the CPO Trust established with a 30-year term by Nacional Financiera, S.N.C. (the “CPO Trustee”) on November 24, 1989. The CPO Trustee authorized the issuance of non-redeemable ordinary participation certificates (certificados de participación ordinarios no amortizables) (“CPOs”) that correspond to our Shares. One CPO may be issued for each Share contributed to the CPO Trust. CPOs constitutes separate negotiable instruments different and apart from the Shares, and afford to their holders only economic rights with respect to the Shares held in the CPO Trust. Such voting rights are exercisable only by the CPO Trustee, which is required by the terms of the CPO Trust to vote such Shares in the same manner as holders of a majority of the outstanding Shares not held in the CPO Trust and voted at the relevant meeting. Mexican and non-Mexican investors may hold CPOs without restrictions of any kind. The acquisition of Shares representing 5% or more of the capital stock of Grupo TMM by any person or group of persons (other than the Serrano Segovia family and the CPO Trustee), in one or a series of simultaneous or successive transactions requires the prior approval of the Board of Directors. As of April 8, 2015, the CPO Trustee held CPOs representing an aggregate of 23,913,405 Shares in the form of ADSs.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table indicates, as of April 8, 2015, unless otherwise indicated, the shareholders that beneficially own 5% or more of our outstanding Shares (the “Major Shareholders”). The percentage of our outstanding Shares owned by each Major Shareholder shown below is based on the 102,182,841 Shares outstanding as of April 8, 2015. For purposes hereof, each Major Shareholder with shared voting or investment authority with respect to certain securities is deemed to beneficially own all such securities.

Shareholder	Number of Shares	Percentage of Shares Outstanding
José F. Serrano Segovia (a) (b)	36,632,809	35.9%

a)	Based upon information made known to the Company and reports of beneficial ownership filed with the SEC, the Serrano Segovia Family beneficially owns 41,217,193 Shares, including 28,359,964 Shares held by VEX, a Mexican corporation in which José F. Serrano Segovia holds 100% of the voting stock, and 561,350 Shares beneficially owned by Promotora Servia, S.A. de C.V. (“Promotora”), a Mexican corporation controlled by José F. Serrano Segovia. Of the 561,350 Shares beneficially owned by Promotora, 560,850 Shares are owned directly by its subsidiary, Servicios Directivos Servia, S.A. de C.V. (“Servicios”), a Mexican corporation.
b)	Members of the Serrano Segovia family have pledged an aggregate of 7,513,867 Shares to IXE Banco, S.A. (“IXE”), to secure a loan in the principal amount of US$0.8 million.

Change in Percentage Ownership

No Major Shareholder has disclosed a significant change in its percentage ownership of Shares during the three years ended December 31, 2014.

Voting Rights and Control

As of April 8, 2015, 23,913,405 Shares were held in the form of ADSs, which have limited voting rights. The Shares held in the form of ADSs are held directly by the CPO Trust. The voting rights for those Shares are exercisable only by the trustee of the CPO Trust, which is required by the terms of the trust agreement to vote such Shares at any shareholders’ meeting in the same manner as the majority of the Shares that are not held in the CPO Trust are voted. Of the 78,269,436 Shares held outside of the CPO Trust as of April 8, 2015, the Serrano Segovia family beneficially owns 37,704,693, or 48.2% of such Shares. As a result, the Serrano Segovia family could direct and control the policies of the Company and its subsidiaries, including mergers, sales of assets and similar transactions. See Item 9. “The Offer and Listing.” Except for the limited voting rights applicable to their ADSs, none of the Major Shareholders have voting rights that differ from those applicable to other holders of Shares.

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

See Item 18 — “Financial Statements.”

Legal Proceedings

Mutual Claims Between PRM and Grupo TMM

Grupo TMM was recently a claimant in two arbitrations with PRM, a Singapore company. The arbitrations were conducted under the Singapore International Arbitration Centre Rules and related to alleged breaches by PRM of two agreements for the sale of two vessels. Grupo TMM sought recovery of the deposits it had paid for the two vessels in the sum of US$5.2 million (approximately $76.6 million) and damages for breaches of the agreements. PRM alleged that Grupo TMM was in breach of the agreements and sought a declaration that it was entitled to the deposits and damages for breach. On November 28, 2011, the arbitral tribunal resolved the claims in favor of PRM and ordered Grupo TMM to instruct Platou, the broker holding the deposits, to release the same to PRM.

On January 16, 2012, Grupo TMM filed suit in Mexico challenging the validity of the award under the New York Convention for the Recognition and Enforcement of Foreign Arbitral Awards. After allowing the suit to proceed, the judge issued an order directing Platou not to release the deposit until PRM appears before the court in Mexico and requests enforcement of the arbitral award. In addition, on February 28, 2012, Grupo TMM filed a petition to set aside the award in Singapore on the grounds that the arbitrator failed to properly consider all the arguments and documents presented. As of December 31, 2013, the Company had reserved the amount of the deposit and also created an additional allowance of US$1.5 million (approximately $22.1 million) for potential legal fees associated with this case. Both items are reported in other expenses – net for the year ended December 31, 2013.

SSA Claim

In May 2012, Grupo TMM received a claim notice from SSA relating to payments made by SSA to a law firm regarding a tax proceeding with the tax authorities in Mexico and which related to the trademark of Servicios en Puertos y Teminales. On January 10, 2013, we were officially notified by the ICC of arbitration proceedings with respect to the claim.

In December 2014, we obtained a favorable ruling in the ICC arbitration proceeding with SSA. The ruling rejected SSA’s claims and ordered SSA to pay Grupo TMM approximately $2.5 million to cover its legal fees and costs incurred in connection with the proceeding. However, the ruling also requires Grupo TMM to reimburse SSA US$115,000 for costs incurred by SSA to substantiate the costs of the arbitral proceeding.

Refined Product Services (“RPS”) Claim

On August 7, 2007, Transportación Marítima Mexicana, S.A. de C.V. (“TMM”) filed a claim for arbitration against RPS for the amount of US$50,000 (approximately $736,740) for various expenses incurred by TMM due to the delay of the delivery of the tanker vessel Palenque.

On October 19, 2007, RPS filed a countersuit for US$3.0 million (approximately $44.2 million), alleging that TMM failed to maintain the tanker vessel Palenque, and also filed a claim for consequential damages for losing a contract while the vessel was being repaired. Although it is impossible to predict the outcome of any legal proceeding, we believe this claim to be without merit and intend to defend this proceeding vigorously.

Mutual Claims Between Worldwide Services, Ltd. (“WWS”) and TMM

In December 2007, TMM and WWS filed claims against each other relating to the charter by us of the vessel Veracruz. TMM’s US$342,500 (approximately $5.0 million) claim related to the fuel costs and low performance of the vessel Veracruz, and WWS’ US$1.3 million (approximately $19.2 million) counter claim alleged that the same vessel overperformed and that consequently, TMM owes WWS under the terms of the charter contract. Although it is impossible to predict the outcome of any legal proceeding, we believe this claim to be without merit and intend to defend this proceeding vigorously.

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

ADEMSA, each of the financial institutions and COVAHESA, in its capacity as representative for over one thousand agricultural producers, have been negotiating a financial restructuring to permit the long-term financing of the debts or claims involved. As a result, the Company presents an allowance as of December 31, 2014 and 2013 for $67.3 and $106.3 million, respectively, relating to the obligations of ADEMSA in the event the agreements being negotiated with the financial institutions cannot be implemented or if the debts cannot be settled in full during the term and under the conditions of the financing restructuring being negotiated.

Elimination of the Fiscal Consolidation Regime

On February 13, 2014, we filed an indirect writ of relief (amparo) challenging the constitutionality of various provisions related to the elimination of the fiscal consolidation regime, which was among the Mexican tax reforms that went into effect on January 1, 2014. See Item 4. “Information on the Company – Regulatory Framework – Mexican Tax Reforms” and Notes 22 and 26(i) to our Audited Consolidated Financial Statements contained elsewhere herein. In our writ, we have offered various arguments that we believe demonstrate that various aspects of the tax reform violate the constitutional guarantees of proportionality, legality, and legal certainty, and also various human rights recognized by the Mexican Constitution and in international treaties to which Mexico is party. As of April 27, 2015, the courts have yet to rule on the indirect writ of relief (amparo).

Given the diversity of procedures in the tax laws to determine the effects of deconsolidation required by these reforms, the various criteria to be used, and the possible results of the acts contested in our writ of relief, our Financial Statements do not include any disclosure regarding deconsolidation as there is no certainty as to the application of a specific procedure.

Other Legal Proceedings

We are a party to various other legal proceedings and administrative actions, all of which are of an ordinary or routine nature and incidental to our operations. Although it is impossible to predict the outcome of any legal proceeding, in the opinion of our management, such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on our financial condition, results of operations or liquidity. For information regarding our pending tax assessment, see Note 28 to the accompanying Audited Consolidated Financial Statements contained elsewhere herein.

In considering whether accrual of a loss contingency is necessary in connection with legal claims outstanding that could, both individually or in the aggregate, have a material effect on the financial condition or operating results of the Company, the Company evaluates the requirements of paragraph 14 of IAS 37 to determine whether the Company has a present obligation (legal or constructive), whether it is probable that an outflow of resources will be required in order to settle the obligation, and whether the amount of the obligation can be reliably estimated. Based on management’s review and analysis of the legal claims outstanding for the fiscal year ended December 31, 2014, the Company concluded that it did not have a present obligation in respect of any legal claims outstanding other than the mutual claims between PRM and SSA described above.

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

Our Shares continue to trade in Mexico on the Mexican Stock Exchange. In the United States, our ADSs, each representing five CPOs, trade on the OTC market under the ticker symbol GTMAY following their delisting from the NYSE on June 12, 2012. Our ADSs continue to be registered under the U.S. Securities Exchange Act of 1934 and are issued and exchanged in New York by The Bank of New York Mellon, which replaced Citibank, N.A. as depositary on December 18, 2009. As of April 8, 2015, of the 102,182,841 outstanding Shares, 23,913,405 were held in the form of ADSs.

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

The tables below set forth for the periods indicated, the reported high and low prices for the Shares on the Mexican Stock Exchange. In addition, the tables below set forth the reported high and low prices for the ADSs on the NYSE for the periods between January 1, 2010 and June 15, 2012. The reported high and low prices for the ADSs for the periods beginning or after June 18, 2012 reflect the high and low bid prices for the ADSs on the OTC market.

Mexican Stock Exchange

Price per Share

(Pesos)

	Shares
Previous five years:	High	Low
2010	10.63	5.02
2011	6.70	2.05
2012	5.70	2.07
2013	2.93	1.80
2014	7.85	2.30

Mexican Stock Exchange

Price per Share

(Pesos)

	Shares
Previous two years (by quarter):	High	Low
2013:
First Quarter	2.80	2.35
Second Quarter	2.68	1.80
Third Quarter	2.93	2.10
Fourth Quarter	2.50	2.10
2014:
First Quarter	2.66	2.20
Second Quarter	2.56	2.30
Third Quarter	7.85	2.41
Fourth Quarter	6.50	3.54
2015:
First Quarter	4.99	3.30

Mexican Stock Exchange

Price per Share

(Pesos)

	Shares
Previous six months:	High	Low
October 31, 2014	6.50	4.95
November 30, 2014	5.59	4.70
December 31, 2014	5.60	3.54
January 31, 2015	4.99	4.00
February 28, 2015	4.44	3.85
March 31, 2015	4.00	3.30

Source: InfoSel Financiero

New York Stock Exchange / OTC Market

Price per ADS

(Dollars)

	ADS(*)
Previous five years:	High	Low
2010	4.00	1.89
2011	2.78	1.25
2012	2.20	0.70
2013	1.10	0.71
2014	2.91	0.83

(*)	Effective June 15, 2012, the ADSs were delisted from the NYSE. The ADSs began trading on the OTC market on June 18, 2012.

OTC Market

Price per ADS

(Dollars)

	ADS
Previous two years (by quarter):	High	Low
2013:
First Quarter	1.10	0.91
Second Quarter	1.02	0.73
Third Quarter	1.09	0.71
Fourth Quarter	0.96	0.73
2014:
First Quarter	1.04	0.82
Second Quarter	0.93	0.83
Third Quarter	2.91	0.89
Fourth Quarter	2.25	1.20
2015:
First Quarter	1.58	1.12

OTC Market

Price per ADS

(Dollars)

	ADS
Previous six months:	High	Low
October 31, 2014	2.25	1.87
November 30, 2014	2.05	1.78
December 31, 2014	1.77	1.20
January 31, 2015	1.58	1.43
February 28, 2015	1.47	1.29
March 31, 2015	1.31	1.11

Source: InfoSel Financiero.

Share Repurchase Program

On December 14, 2007, the Company announced that its Board of Directors had given its approval to constitute a reserve fund to repurchase Shares during their meeting held in November of that year. The Share repurchase program was also approved by the Company’s shareholders at a shareholders’ meeting. The program was approved for an amount of up to US$10 million (approximately $147.3 million).

The Company has repurchased 1,577,700 Shares under the program since its approval in 2007. As of April 8, 2015, of the 102,182,841 outstanding Shares, 23,913,405 were held in the form of ADSs.

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

General

For purposes of this summary, a “U.S. holder” means a beneficial owner of ADSs, who is, for U.S. federal income tax purposes, (i) a citizen or individual resident of the United States, (ii) a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States, any state therein or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of source, or (iv) a trust, if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (B) the trust has a valid election in place to be treated as a United States trust. A “non-U.S. holder” is any holder other than a U.S. holder. The tax treatment of persons who hold their ADSs through a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) generally will depend upon the status of the partner and the activities of the partnership. Partners in a partnership holding ADSs should consult their tax advisors.

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

For United States federal income tax purposes, a holder of an ADS generally will be treated as the beneficial owner of the CPOs represented by such ADS and such CPOs should represent a beneficial interest in the underlying Shares represented by such CPOs.

Distributions — Distributions with respect to our ADSs that are paid out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) will be includible in the gross income of a U.S. holder as ordinary dividend income when the distributions are received by CPO trustee, and will not be eligible for the dividends received deduction otherwise allowable to U.S. holders that are corporations. To the extent that a distribution exceeds our current and accumulated earnings and profits, it will be treated first as a nontaxable return of the U.S. holder’s adjusted tax basis in its ADSs to the extent of such tax basis, and then as gain from the sale or exchange of a capital asset.

A U.S. holder may be entitled, subject to a number of complex limitations and conditions (including a minimum holding period requirement), to claim a U.S. foreign tax credit in respect of any Mexican income taxes withheld on dividends received in respect of the ADSs. A U.S. holder who does not elect to claim a credit for any foreign income taxes paid during the taxable year may instead claim a deduction in respect of such income taxes provided the U.S. Holder elects to deduct (rather than credit) all foreign income taxes for that year. Dividends received in respect of ADSs generally will be treated as foreign-source income, subject to various classifications and other limitations and generally will be treated as passive category income for most U.S. Holders. The rules relating to computing foreign tax credits or deducting foreign taxes are extremely complex, and U.S. holders should consult their own tax advisors regarding the availability of foreign tax credits under their particular circumstances.

The amount of any dividend paid in Pesos will be includible in a U.S. Holder’s gross income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the pesos are actually or constructively received by the CPO trustee, regardless of whether the Pesos are converted into Dollars at that time. A U.S. holder will have a basis in the Pesos received equal to their Dollar value on the date of receipt. If the distribution is converted into Dollars on the date of receipt, U.S. holders should not be required to recognize foreign currency gain or loss in respect of the dividend income. Any gains or losses resulting from the conversion of Pesos into Dollars after the date on which the distribution is received generally will be treated as U.S. source ordinary income or loss.

Subject to certain exceptions for short-term and hedged positions, certain dividends received with respect to the ADSs by an individual U.S. holder may be subject to United States federal income tax at preferential rates applicable to long-term capital gain if the dividends are “qualified dividends”. Qualified dividends with respect to an individual U.S. holder generally include dividends that are received from a “qualified foreign corporation”, provided the U.S. holder meets certain holding period requirements with respect to its ownership of such qualified foreign corporation. A qualified foreign corporation generally includes a foreign corporation if (A) (i) its shares, including its ADSs, are readily tradable on an established securities market in the United States, or (ii) it is eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service (“IRS”) has approved for purposes of the qualified dividend rule, and (B) it was not a passive foreign investment company (“PFIC”) in the taxable year in which the dividend was paid or in the preceding taxable year. The U.S. Treasury has approved the Tax Treaty for the purposes of the qualified dividend rules, and we believe that we should be eligible for the benefits of the Tax Treaty. Further, as discussed below, we believe that we are not a PFIC. Therefore, we believe that dividends paid to an individual U.S. holder with respect to the ADSs may be subject to U.S. federal income tax at preferential rates applicable to long-term capital gain, provided such U.S. holder otherwise meets the requirements for the application of such rate. U.S. holders should consult their tax advisers regarding the availability of the preferential dividend tax rates in light of their particular circumstances

Dispositions — In general, upon the sale or other disposition of ADSs, a U.S. holder will recognize gain or loss equal to the difference between the amount realized on the sale or disposition (in Dollars, generally determined at the spot rate on the date of disposition if the amount realized is denominated in a foreign currency) and the U.S. holder’s adjusted tax basis in the ADSs (in Dollars). The gain or loss generally will be long-term capital gain or loss if the ADSs have been held for more than one year on the date of the sale or other disposition. Certain non-corporate U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deductibility of capital losses is subject to limitations. Deposits and withdrawals of CPOs by a U.S. holder in exchange for ADSs generally will not result in the realization of gain or loss for U.S. federal income tax purposes. Gain or loss recognized by a U.S. holder on a sale or other disposition of ADSs generally will be treated as gain or loss from sources within the United States for United States foreign tax credit purposes.

In addition, under current law, certain U.S. Investors that are individuals, estates or trusts are required to pay an additional 3.8% tax on various types of investment income. Such U.S. Investors should consult their tax advisors regarding the effect, if any, of the applicability of this tax with respect to an investment in our ADSs.

The rules governing foreign tax credits are complex and U.S. holders should consult their own tax advisors regarding the application of these rules in their particular circumstances.

PFIC — We believe that we were not a PFIC for United States federal income tax purposes for the 2013 taxable year and we do not anticipate being a PFIC for the 2014 taxable year. However, because PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time (including certain equity investments of less than 25 percent) and because the characterization of certain income and assets is uncertain under the PFIC rules, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. holder held ADSs, certain adverse consequences could apply to such U.S. holder.

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

Information Reporting and Backup Withholding — Dividends on, and proceeds from the sale or other disposition of, ADSs paid to a U.S. holder generally may be subject to the information reporting and backup withholding rules under the Code unless such U.S. holder (i) is a corporation or comes within certain exempt categories, and demonstrates this fact when so required, or (ii) provides a correct taxpayer identification number, certifies that it is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules generally will be allowed as a credit against the U.S. holder’s United States federal income tax liability, provided certain information is timely provided to the IRS.

Non-U.S. Holders

A non-U.S. holder generally will not be subject to United States federal income or withholding tax on dividends received with respect to ADSs, unless such income is effectively connected with the conduct by such non-U.S. holder of a United States trade or business (or, in the case of a non-U.S. holder that qualifies for the benefits of an income tax treaty with the United States, if such income is attributable to a permanent establishment or fixed place of business of such non-U.S. holder in the United States).

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

The following information includes “forward-looking statements” that involve risk and uncertainties. Actual results could differ from those presented. All information below is presented under IFRS as of December 31, 2014, in pesos.

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

At December 31, 2014 and 2013, the Company had monetary assets and liabilities denominated in currencies other than the Mexican peso as follows:

	December 31,
	(in thousands of Pesos)
	2014	2013
Assets	$1,723,750	$721,366
Liabilities	(1,365,904)	(993,157)

	$357,846	$(271,791)

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

	Breakdown of Fixed and Variable Rates of Financial Obligations(1)
	Expected Maturity
Liabilities	2015	2016	2017	2018	Thereafter	Total	Fair Value
	(in millions of pesos)
Long-Term Debt
Fixed Rate	$403.7	$21.1	$7.0	$7.0	$129.2	$568.0	$568.0
Average Interest Rate	10.26%	15.5%	15.92%	15.92%	15.92%	10.26%	*	*
Variable Rate	$323.0	$28.8	$64.9	$30.5	$10,654.9	$11,102.1	$11,102.1
Average Interest Rate	5.84%	5.81%	5.80%	5.79%	5.78%	5.84%	*	*

(1)	Information as of December 31, 2014.
**	Not applicable

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

On April 8, 2015, the Company entered into a one-year interest cap transaction (August 2015 to August 2016) with Credit Suisse in an amount of Ps. 10.7 billion to hedge against fluctuations in the TIIE rates in Mexico. This contract was entered into in connection with the fourth issuance of the Trust Certificates Program.

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

Derivative Instruments

As of December 31, 2014, the only derivative instruments held by the Company are the interest rate caps used for hedging purposes in the fourth issuance of certificates under our Trust Certificates Program.

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

Fees payable by the depositary

The depositary has agreed to reimburse us for expenses we incur in connection with the establishment of the ADS facility, including legal fees, fees due to the previous depositary, investor relations expenses and other facility-related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. The depositary has also agreed to pay its standard out-of-pocket administrative, maintenance and shareholder services expenses for the ADSs. Such expenses include the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationary, postage, facsimile and telephone calls, and certain investor relationship programs or special investor relations promotional services. During the year ended December 31, 2012, we received reimbursements from the depositary in the amount of US$7,640.86, net of taxes. We did not receive any reimbursements from the depositary during the years ended December 31, 2013 and 2014, respectively.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See Item 4. “Information on the Company — Organizational Structure — Reclassification of Series A and Series L Shares.”

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclose Controls and Procedures.

The Company has evaluated, under the supervision and with the participation of management, including the Company’s Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2014. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer each concluded that, as of the end of the 2014 fiscal year, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in its reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported as and when required by the Securities and Exchange Commission’s applicable rules and forms, and is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedure may deteriorate. The Company, with the participation of its Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014. In making its assessment of internal control over financial reporting, management used the criteria in the 2013 Internal Control — Integrated Framework set forth by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission.

As a result of this assessment, the Company’s management has determined that the Company’s internal control over financial reporting was effective as of December 31, 2014.

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

The Board of Directors of Grupo TMM appointed an Audit and Corporate Practices Committee which is comprised of three independent directors, each of whom has significant experience in analyzing and evaluating financial reports and an understanding of internal controls and procedures for financial reporting. The members of this committee are Luis Martínez Argüello (President), Ignacio Rodriguez Rocha and Carlos Viveros Figueroa. Mr. Martínez Argüello is considered a financial expert according to the standards set forth in Section 407 of the Sarbanes Oxley Act of 2002.

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

We last updated our Code of Ethics in February 2014. We have not granted any waivers to any provision of our Code of Ethics to any officer, employee or member of the Audit or Corporate Practices Committee during the Company’s fiscal year ended December 31, 2014.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table reflects our principal accounting fees and services for the years 2014 and 2013:

GRUPO TMM, S. A. B.

Summary of Auditors’ Payments

(In thousands of Pesos)

	As of December 31,
	2014	2013
Audit Fees(a)	$12,756.8	$12,976.6
Tax Fees(b)	189.0	170.3

Total(c)	$12,945.8	$13,146.9

(a)	Audit Fees—Fees relate to the review of our Annual Financial Statements and Annual Report filed with the SEC and review of other SEC filings.
(b)	Tax Fees—Fees relate to specific tax issues, in compliance with the applicable tax laws.
(c)	Total does not include Mexican tax (“Impuesto al Valor Agregado” or “IVA”).

The Company’s Audit Committee pre-approves all fees for the services provided by the independent auditors, including the fees for 2013 and 2014 in accordance with the Company’s policies and procedures.

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

Consolidated Financial Statements and Report of the Independent Registered Public Accounting Firm

Grupo TMM, S.A.B. and Subsidiaries

December 31, 2014, 2013 and 2012

Grupo TMM, S.A.B. and Subsidiaries

Grupo TMM, S.A.B. and Subsidiaries

1

Report of the Independent Registered Public Accounting Firm

Board of Directors and Stockholders of

Grupo TMM, S.A.B.:

We have audited the accompanying consolidated statements of financial position for GRUPO TMM, S.A.B. and subsidiaries (“Grupo TMM” or the “Company”), as of December 31, 2014 and 2013, and the related consolidated statements of profit or loss, comprehensive income, changes in stockholders’ equity, and cash flows for each of the three years ended December 31, 2014, 2013 and 2012. These consolidated financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grupo TMM, S.A.B. and Subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years ended December 31, 2014, 2013 and 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

2

The accompanying consolidated financial statements have been prepared under the assumption the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has incurred recurring losses, principally as a result of its comprehensive financing cost. These conditions, along with other matters as set forth in Note 4, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these are also described in Note 4. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 3.8 to the consolidated financial statements, the Company elected to change its method of accounting for its vessels from cost model to revaluation mode in 2014, in accordance with IAS 16 “Property, plant and equipment”; the change in accounting policy is recognized prospectively.

/s/ SALLES, SAINZ – GRANT THORNTON, S.C.

Mexico City

April 30, 2015

Grupo TMM, S.A.B. and Subsidiaries	3

Consolidated statements of financial position

As at December 31, 2014 and 2013

(Amounts in thousands of pesos)

	2014	2013
Assets
Current
Cash and cash equivalents (Note 5)	$332,873	$405,284
Restricted cash (Note 14)	410,173	489,723
Trade receivables—net of allowance for doubtful accounts of $13,726 in 2014 and $10,767 in 2013	782,034	563,303
Other accounts receivable, net (Note 6)	947,123	170,491
Materials and supplies	118,596	126,652
Prepayments (Note 7)	30,361	12,190
Assets classified as held for sale (Note 17)	184,920	186,628

Total current assets	2,806,080	1,954,271

Non-current
Property, machinery and equipment—net (Note 10)	9,052,941	9,053,118
Concession rights—net (Note 9)	24,598	28,382
Other non-current assets (Note 11)	97,630	65,443
Intangible assets (Note 12)	132,754	129,727
Deferred income tax (Note 22)	810,324	948,413

Total non-current assets	10,118,247	10,225,083

Total assets	$12,924,327	$12,179,354

Liabilities
Short-term
Financial debt (Note 14)	$918,638	$636,552
Trade payables	371,583	241,923
Accounts payable and accrued expenses (Note 16)	612,862	510,397
Related parties (Note 15)	18,110	14,212
Liabilities related to assets classified as held for sale (Note 17)	94,150	122,661

Total short-term liabilities	2,015,343	1,525,745

Long-term
Financial debt (Note 14)	10,069,557	10,254,067
Employee benefits (Note 23)	201,882	198,559

Total long-term liabilities	10,271,439	10,452,626

Total liabilities	12,286,782	11,978,371

Stockholders’ equity (Note 18)
Share capital, 103,760,541 shares authorized and issued	2,216,733	2,216,733
Treasury shares (1,577,700 shares)	(46,805)	(46,805)
Other components of equity (Note 19)	1,520,980	987,801
Accumulated losses	(3,121,644)	(3,021,347)

Grupo TMM, S.A.B. Stockholders	569,264	136,382
Non-controlling interest	68,281	64,601

Total stockholders’ equity	637,545	200,983

Total liabilities and stockholders’ equity	$12,924,327	$12,179,354

The attached notes are part of these consolidated statements.

Grupo TMM, S.A.B. and Subsidiaries	4

Consolidated statements of profit or loss

For the years ended December 31, 2014, 2013 and 2012

(Amounts in thousands of pesos, except number of shares)

	2014	2013	2012
Revenue from transportation	$2,870,723	$2,838,542	$2,592,195
Costs and expenses:
Salaries, wages and employee benefits	638,194	667,244	636,935
Leases	666,343	606,596	563,800
Contracted services	361,089	377,830	320,362
Fuel, materials and supplies	240,387	206,955	153,871
Depreciation, amortization and loss from revaluation	855,312	585,607	566,880
Other costs and expenses	35,292	41,004	37,889

	2,796,617	2,485,236	2,279,737

Transportation profit	74,106	353,306	312,458
Other income (expenses), net (Note 19)	356,817	63,990	(32,609)

Operating income	430,923	417,296	279,849
Interest income	23,646	37,907	49,614
Interest expense and other financial costs (Note 20)	855,028	942,817	981,425
Exchange (loss) gain—net	(66,327)	4,362	44,909

Comprehensive financing cost	(897,709)	(900,548)	(886,902)

Loss before taxes	(466,786)	(483,252)	(607,053)
Provision for taxes on income (Note 21)	(4,682)	(4,687)	(8,783)

Loss before discontinued operations	(471,468)	(487,939)	(615,836)
Loss on discontinued operations (Note 17)	(43,013)	(63,482)	(165,280)

Net loss for the year	$(514,481)	$(551,421)	$(781,116)

Attributable to:
Non-controlling interest	2,421	4,985	5,338
Grupo TMM, S.A.B. Stockholders	(516,902)	(556,406)	(786,454)

	$(514,481)	$(551,421)	$(781,116)

Loss per share for the year from continuing operations	$(4.614)	$(4.775)	$(6.027)
Loss per share for the year from discontinued operations	(0.421)	(0.621)	(1.617)

Total loss per share for the year	$(5.035)	$(5.396)	$(7.644)

Weighted average number of shares for the year	102,182,841	102,182,841	102,182,841

The attached notes are part of these consolidated statements.

Grupo TMM, S.A.B. and Subsidiaries	5

Consolidated statements of comprehensive income

For the years ended December 31, 2014, 2013 and 2012

(Amounts in thousands of pesos)

	2014	2013	2012
Net loss for the year	$(514,481)	$(551,421)	$(781,116)
Other comprehensive income:
Items that will not be subsequently reclassified to profit or loss
Reduction of non-controlling interest (Note 1)	1,259	—	—
Translation adjustment	—	—	(42,989)
Actuarial gains (losses)	4,124	(1,654)	11,480
Revaluation surplus (deficit)	1,352,710	135,359	(63,620)
Income tax on other comprehensive income	(407,050)	(40,112)	15,642

Total comprehensive income for the year	951,043	93,593	(79,487)

Comprehensive income (loss) for the year	$436,562	$(457,828)	$(860,603)

Attributable to:
Non-controlling interest	3,680	4,985	5,338
Grupo TMM, S.A.B. Stockholders	432,882	(462,813)	(865,941)

	$436,562	$(457,828)	$(860,603)

The attached notes are part of these consolidated statements.

Grupo TMM, S.A.B. and Subsidiaries	6

Consolidated statements of changes in stockholders’ equity

For the years ended December 31, 2014, 2013 and 2012

(Amounts in thousands of pesos, except number of shares)

	Number of outstanding common shares	Share capital	Treasury shares	Accumulated losses	Other components of equity	Subtotal	Non- controlling interest	Total stockholders’ equity
Balances as at December 31, 2011	102,182,841	$2,216,733	$(46,805)	$(1,642,527)	$937,735	$1,465,136	$54,278	$1,519,414
Net loss for the year	—	—	—	(786,454)	—	(786,454)	5,338	(781,116)
Other comprehensive income	—	—	—	(34,953)	(44,534)	(79,487)	—	(79,487)

Comprehensive loss for the year						(865,941)		(860,603)

Balances as at December 31, 2012	102,182,841	2,216,733	(46,805)	(2,463,934)	893,201	599,195	59,616	658,811

Net loss for the year	—	—	—	(556,406)	—	(556,406)	4,985	(551,421)
Other comprehensive income	—	—	—	(1,007)	94,600	93,593	—	93,593

Comprehensive loss for the year						(462,813)		(457,828)

Balances as at December 31, 2013	102,182,841	2,216,733	(46,805)	(3,021,347)	987,801	136,382	64,601	200,983

Net loss for the year	—	—	—	(516,902)	—	(516,902)	2,421	(514,481)
Other comprehensive income	—	—	—	416,605	533,179	949,784	1,259	951,043

Comprehensive loss for the year						432,882		436,562

Balances as at December 31, 2014	102,182,841	$2,216,733	$(46,805)	$(3,121,644)	$1,520,980	$569,264	$68,281	$637,545

The attached notes are part of these consolidated statements.

Grupo TMM, S.A.B. and Subsidiaries	7

Consolidated statements of cash flow

For the years ended December 31, 2014, 2013 and 2012

(Amounts in thousands of pesos)

	2014	2013	2012
Cash flows from operating activities:
Loss before taxes	$(466,786)	$(483,252)	$(607,053)
Adjustments to reconcile the loss with cash used in operating activities:
Depreciation, amortization and loss from revaluation	855,312	585,607	566,880
Other amortizations	81,778	84,832	108,480
Profit from the sale of property, machinery & equipment, net	(23,040)	(9,240)	(12,344)
Accrued interests	755,226	845,723	850,919
Gain on adjudication of property	—	(14,063)	—
Exchange gain	58,200	(1,277)	(38,078)
Proceeds from the sale of subsidiaries	(342,088)	(8,078)	(74,245)
Changes in assets and liabilities:
Restricted cash	79,550	102,622	(24,273)
Accounts receivable	(218,731)	(176,588)	67,266
Other accounts receivable and related parties	30,313	(5,401)	(137,585)
Materials and supplies	5,050	(2,828)	14,839
Prepayments	(18,171)	716	3,205
Other accounts payable and accrued expenses	70,593	141,934	174,267
Other non-current assets	(35,214)	1,779	39,314
Employee benefits	3,323	(4,880)	15,012
Operating activities, discontinued operations and available for sale	—	(71,273)	(69,561)

Total adjustments	1,302,101	1,469,585	1,484,096

Cash generated from operating activities	835,315	986,333	877,043
Cash (used in) from discontinued operations, net	(696)	(1,388)	39,520

Cash from operating activities	834,619	984,945	916,563

Cash from investment activities
Sale of property, machinery & equipment	78,977	17,166	15,176
Acquisition of property, machinery & equipment	(227,236)	(290,766)	(341,636)
Sale (acquisition) of subsidiaries	25,469	49,665	(54,301)
Investment activities discontinued business and available for sale	—	15,249	35,966

Cash used in investment activities	(122,790)	(208,686)	(344,795)

Cash flow from financing activities
Debt and interest payments, net	(800,904)	(875,667)	(570,006)
Financing available for sale business	—	7,582	—

Cash used for financing activities	(800,904)	(868,085)	(570,006)

Exchange effect on cash	16,664	430	(12,691)
Decrease in cash and cash equivalents	(72,411)	(91,396)	(10,929)
Cash and cash equivalents, beginning of year	405,284	496,680	507,609

Cash and cash equivalents, end of year	$332,873	$405,284	$496,680

Complementary information:
Interest paid	$779,429	$862,506	$616,921

Income tax and corporate flat tax paid	$4,070	$3,016	$64,635

The attached notes are part of these consolidated statements.

Grupo TMM, S.A.B. and Subsidiaries	8

Notes to the consolidated financial statements

At December 31, 2014 and 2013

(Amounts in thousands of pesos, except number of shares and where otherwise indicated)

1 General information

Grupo TMM, S.A.B. (“Grupo TMM” or the “Company”) is a Mexican company whose principal activity is providing multimodal transport and logistics services to premium customers throughout Mexico. These activities are grouped together under the following service divisions:

•	Maritime: includes specialized offshore shipping services, clean oil and chemical products shipping, tugboat services, and other activities related to the maritime transportation business.

•	Ports and terminals: includes shipping agency services, inland and seaport terminal services, and also container and railcar maintenance and repair services.

•	Logistics: includes bonded warehouse operation and management services. As indicated below, the Company disposed of a significant portion of this service division in 2013.

Grupo TMM’s head office is located at Avenida de la Cúspide N° 4755, Colonia Parques del Pedregal, Delegación Tlalpan, C.P. 14010, México City. In addition, a significant portion of its maritime division activities are conducted at Calle 55 N° 2 Col. Electricistas C.P. 24120 Cd. del Carmen, Campeche.

Grupo TMM, S.A.B. and Subsidiaries	9

At December 31, 2014 and 2013, Grupo TMM holds the percentage of equity interest indicated in the following companies:

	2014	2013
Almacenadora de Depósito Moderno, S. A. de C. V.	100%	100%
Autotransportación y Distribución Logística, S.A. de C.V.	100%	100%
Bamorau Servicios, S.A.P.I. de C.V.	100%	100%
Dibacar Servicios S.A.P.I. de C.V.	100%	100%
Ficorsa Corporate Services, S.A.P.I. de C.V.	100%	100%
Ikusi S.A.P.I. de C.V.	100%	100%
Inmobiliaria Dos Naciones, S. de R.L. de C.V.	100%	100%
Inmobiliaria TMM, S.A. de C.V.	100%	100%
Marmex Marine México, Inc.	100%	100%
Mexschiff Operación de Personal, S.A.P.I. de C.V.	100%	100%
Munray Services, S.A.P.I. de C.V.	100%	100%
Olympia Overseas, S.A.P.I. de C.V.	100%	100%
Omexmar Operadora Mexicana Marítima, S.A.P.I. de C.V.	100%	100%
Operadora Portuaria de Tuxpan, S.A. de C.V.	100%	100%
Perhafen Services Marítimos, S.A.P.I. de C.V.	100%	100%
Proserpec Servicios Administrativos, S.A.P.I. de C.V.	100%	100%
Sedirsa Promotora, S.A.P.I. de C.V.	100%	100%
Sunev Corporation, S.A.P.I. de C.V. c)	100%	100%
TMM Dirección Corporativa S.A.P.I. de C.V.	100%	100%
TMM División Marítima, S.A. de C.V.	100%	100%
TMM Logistics, S.A. de C.V.	100%	100%
TMM Parcel Tankers, S.A. de C.V.	100%	100%
TMM Risk Management Services Agente de Seguros y de Fianzas, S.A. de C.V. c)	100%	100%
Transportación Marítima Mexicana, S.A. de C.V.	100%	100%
Transportes Líquidos Mexicanos, LTD	100%	100%
Trasatlántica Marítima de México, S.A.P.I. de C.V.	100%	100%
Comercializadora y Distribuidora Milgret, S.A.P.I. de C.V.	99%	99%
Lex New Proyects, S.A.P.I. de C.V.	99%	99%
Nicte Inmobiliaria, S.A.P.I. de C.V.	99%	99%
Opertraining Services, S.A.P.I. de C.V.	99%	99%
Promotora Satuiza, S.A.P.I. de C.V.	99%	99%
Acram Services, S.A. P.I. de C.V. c)	96%	96%
Administración Portuaria Integral de Acapulco, S.A. de C.V.	51%	51%
Servicios Administrativos API Acapulco, S.A. de C.V.	51%	51%
Perjomar Operadora, S.A.P.I. de C.V.,	44%	44%
Saltiva Operations, S.A.P.I de C.V. (formerly Línea Mexicana TMM, S.A. de C.V.)	1%	—
Desarrollo Comercial Polo S.A.P.I.	100%	—
RRLC S.A.P.I de C.V.	100%	—
Services & Solutions Optimus, S.A. de C.V.	100%	—
Servicios Tecnologicos ST, S.A. de C.V.	100%	—

Grupo TMM, S.A.B. and Subsidiaries	10

Prestadora de Servicios MTR, S.A. de C.V. a)	99%	—
Arbeimeer Operadora de Personal, S.A.P.I. de C.V. b)	—	98%
Bochum Services, S.A.P.I. de C.V. b)	—	100%
Repcorp, S.A. de C.V. and subsidiary b)	—	100%
Siderpec Training Operadora, S.A.P.I de C.V. b)	—	98%
Terminal Marítima de Tuxpan, S.A. de C.V. b)	—	100%
TMM Agencias, S.A. de C.V. b)	—	100%

a)	On July 4, 2014, Grupo TMM sold 1,500 shares in Prestadora de Servicios MTR, S.A. de C.V., to an unrelated third party. Due to this sale a variation in non-controlling interest was recognized as shown in the statement of changes in stockholders’ equity.
b)	Companies sold during 2014.
c)	Companies incorporated during 2013.

Disposal of subsidiaries

2014

During 2014, the Group sold the subsidiaries Terminal Marítima de Tuxpan, S.A. de C.V. (TMT), TMM Agencias, S.A. de C.V. (Agencias), and other subsidiaries which had no material effect. The carrying values of the net assets and consideration received on the sale date were:

	TMT	Agencias	Other subsidiaries	Total
Current assets
Other accounts receivable	$566	$34	$—	$600
Other current assets	232	—	—	232

Total current assets	798	34	—	832

Non-current assets
Investment property	511,502	—	—	511,502

Total assets	512,300	34	—	512,334

Short-term liabilities
Other accounts payable	371	32,411	—	32,782

Total short-term liabilities	371	32,411	—	32,782

Long-term liabilities
Deferred taxes	153,450	—	—	153,450

Total liabilities	153,821	32,411	—	186,232

Total net assets	358,479	(32,377)	—	326,102

Consideration for sale and commissions, net	655,408	10	28,734	684,152

Gain on the sale of subsidiaries	$296,929	$32,387	$28,734	$358,050

Grupo TMM, S.A.B. and Subsidiaries	11

At December 31, 2014, certain administrative and legal processes are being finalized for the sale of TMT.

The gain on the sale of subsidiaries is recorded under other income (expenses), see Note 19.

2013

In July 2013, Grupo TMM sold its total holdings in its ground transportation and autotransporter business, which had been classified as held for sale. The carrying value of the net assets and consideration received on the sale date were:

2013
Current assets
Cash and cash equivalents	$2,600
Trade receivables	112,821
Other accounts receivable	203,794
Other current assets	17,791

Total current assets	337,006

Non-current assets
Property, plant and equipment	177,318
Other assets	6,306

Total assets	520,630

Short-term liabilities
Vendors and other accounts payable	(452,312)

Total liabilities	(452,312)

Total net assets	68,318
Consideration from sale	43,905

Loss from disposal	$(24,413)

The loss from disposal is reported under losses on discontinued operations, see Note 17.

Non-controlling interest in subsidiaries

Grupo TMM holds equity interest in the subsidiaries Administración Portuaria Integral de Acapulco, S.A. de C.V., Servicios Administrativos API Acapulco, S.A. de C.V., Perjomar Operadora, S.A.P.I. de C.V., and Prestadora de Servicios MTR, S.A. de C.V.; for which there is non-controlling interest, associated effect on the Company’s consolidated financial statements is considered immaterial. These companies are established and conduct their activities in Mexico.

2 Changes in accounting policies

New and revised standards that are effective for annual periods beginning on or after January 1, 2014

A number of new and revised standards are effective for annual periods beginning on or after 1 January 2014. Information on these new standards is presented below.

Grupo TMM, S.A.B. and Subsidiaries	12

IFRIC 21 “Levies”

IFRIC 21 clarifies that:

•	the obligating event that gives rise to the liability is the activity that triggers the payment of the levy, as identified by the government’s legislation. If this activity arises on a specific date within an accounting period then the entire obligation is recognized on that date;

•	the same recognition principles apply in the annual and interim financial statements.

IFRIC 21 has no material effect on the annual financial statements but affects the allocation of the cost of certain property taxes between interim periods. The Group’s past practice was to spread the cost of property taxes payable annually over the year, resulting in the recognition of a prepayment at interim reporting dates. The application of IFRIC 21 requires the Group to recognise the entire obligation as an expense at the beginning of the reporting period, which is the date specified in the relevant legislation.

IFRIC 21 has been applied retrospectively in accordance with its transitional provisions and had no material effect on the consolidated financial statements for any period presented.

Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32)

These amendments clarify the application of certain offsetting criteria in IAS 32, including:

•	the meaning of “currently has a legally enforceable right of set-off”;

•	that some gross settlement mechanisms may be considered equivalent to net settlement.

As the Company does not currently report any of its financial assets or financial liabilities on net basis according to IAS 32, these modifications had no effect on the consolidated financial statements for any of the reporting periods.

Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36)

These amendments clarify that an entity is required to disclose the recoverable amount of an asset (or cash generating unit) whenever an impairment loss has been recognized or reversed in the period. In addition, they introduce several new disclosures required to be made when the recoverable amount of impaired assets is based on fair value less costs of disposal, including:

•	additional information about fair value measurement including the applicable level of the fair value hierarchy, and a description of any valuation techniques used and key assumptions made

•	the discount rates used if fair value less costs of disposal is measured using a present value technique.

The amendments have been applied retrospectively in accordance with their transitional provisions. These modifications had no material effect on the consolidated financial statements.

Grupo TMM, S.A.B. and Subsidiaries	13

Standards, amendments and interpretations to existing standards that are not yet effective and have not been adopted early by the Group

At the date of authorization of these financial statements, certain new standards, and amendments to existing standards have been published by the IASB that are not yet effective, and have not been adopted early by the Group. Information on those expected to be relevant to the Group’s consolidated financial statements is provided below.

Management anticipates that all relevant pronouncements will be adopted in the Group’s accounting policies for the first period beginning after the effective date of the pronouncement. New standards, interpretations and amendments not either adopted or listed below are not expected to have a material impact on the Group’s consolidated financial statements.

IFRS 9 “Financial Instruments” (2014)

The IASB recently released IFRS 9 “Financial Instruments”(2014), representing the completion of its project to replace IAS 39 “Financial Instruments: Recognition and Measurement”. The new standard introduces extensive changes to IAS 39’s guidance on the classification and measurement of financial assets and introduces a new ‘expected credit loss’ model for the impairment of financial assets. IFRS 9 also provides new guidance on the application of hedge accounting.

The Group’s management have yet to assess the impact of IFRS 9 on these consolidated financial statements. The new standard is required to be applied for annual reporting periods beginning on or after 1 January 2018.

IFRS 15 “Revenue from Contracts with Customers”

IFRS 15 presents new requirements for the recognition of revenue, replacing IAS 18 “Revenue”,

IAS 11 “Construction Contracts” and several revenue-related Interpretations. The new standard establishes a control-based revenue recognition model and provides additional guidance in many areas not covered in detail under existing IFRSs, including how to account for arrangements with multiple performance obligations, variable pricing, customer refund rights, supplier repurchase options, and other common complexities.

IFRS 15 is effective for reporting periods beginning on or after 1 January 2017. The Group’s management have not yet assessed the impact of IFRS 15 on these consolidated financial statements.

Defined Benefit Plans: Employee Contributions (Amendments to IAS 19)

These amendments are effective for annual periods beginning on or after 1 July 2014 and:

•	clarify the requirements of IAS 19 relating to contributions from employees or third parties;

•	introduce a practical expedient such that contributions that are independent of the number of years of service may be treated as a reduction of service cost in the period in which the related service is rendered.

As Grupo TMM did not adopt the Modifications of IAS 19 early, these had no effect on the consolidated financial statements for any of the periods reported.

Grupo TMM, S.A.B. and Subsidiaries	14

3 Summary of significant accounting policies

Grupo TMM and its subsidiaries prepare their consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”), and these are presented in thousands of Mexican pesos. The retrospective application of certain new and revised IFRSs in 2014 (see Note 2 above) had no material effect on the consolidated financial statements as of January 1, 2013. Therefore, Grupo TMM is not required to present a third statement of financial position as of this date. However, Grupo TMM has opted to present comparative information for an additional period (2012) for the consolidated statements of profit or loss, comprehensive income, changes in stockholders’ equity, and cash flows, as permitted by IAS 1 “Financial statement presentation”.

The most significant accounting policies are summarized as follows:

3.1 Basis of consolidation

The consolidated financial statements include the accounts of Grupo TMM and those of its subsidiaries. Grupo TMM controls a subsidiary when it is exposed, or has rights, to variable returns resulting from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary. All subsidiaries have the reporting date of December 31, 2014.

The balances and transactions among subsidiaries have been eliminated for the purposes of consolidation, including balances and unrealized gains on transactions between Grupo TMM’s companies. Unrealized losses on the sale of assets among the Group are reverted in the consolidation, so that the asset involved is also verified for impairment from the Group’s perspective. Accounting policies of subsidiaries have been adjusted where necessary to ensure consistency with the policies adopted by Grupo TMM.

Profit or loss and other comprehensive income of subsidiaries acquired or disposed during the year are recognized from the effective date of acquisition, or up to the effective date of disposal, as applicable.

Non-controlling interest, presented as part of the stockholders’ equity, represents the portion of the subsidiary’s profit or loss and net assets that are not held by Grupo TMM. Grupo TMM attributes the total comprehensive income or loss of the subsidiaries between the owners of the parent and the non-controlling interest based on their respective ownership interests.

Associates

Associates are all entities over which Grupo TMM has significant influence but not control, generally accompanying a shareholding between 20% and 50% of the voting rights. Investments in associates are accounted by the equity method and are initially recognized at their acquisition cost.

When Grupo TMM’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, Grupo TMM does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealized gains on transactions between Grupo TMM and its associates are eliminated to the extent of Grupo TMM’s interest on the associate. When unrealized losses are eliminated, the asset involved is also tested for impairment.

Grupo TMM, S.A.B. and Subsidiaries	15

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

3.3 Foreign currency translation

Functional and presentation currency

The consolidated financial statements are reported in Mexican pesos, which is also the functional currency of the parent company.

Foreign currency balances and transactions

Foreign currency transactions are translated into the functional currency of the respective Group entity, using the exchange rates prevailing at the dates of the transactions (spot exchange rate). Foreign exchange gains and losses resulting from the settlement of such transactions and from the measurement of monetary items denominated in foreign currency at year-end exchange rates are recognized in profit or loss.

Non-monetary items are not retranslated at year-end and are measured at historical cost (translated using the exchange rates at the transaction date), except for non-monetary items measured at fair value which are translated using the exchange rates at the date when fair value was determined.

In the consolidated financial statements of Grupo TMM, all the assets, liabilities, and operations of Grupo TMM’s entities operated in a functional currency other than the Mexican peso (Grupo TMM’s reporting currency) are converted to pesos on consolidation.

3.4 Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and demand deposits, together with other highly liquid and short-term investments that are readily convertible into known amounts of cash and which are subject to insignificant risk of change in their value.

3.5 Restricted cash

Restricted cash represents the amount required to guarantee payments according to the obligations arising from the debt agreements for the acquisition of vessels and trust certificates (see Note 14).

Grupo TMM, S.A.B. and Subsidiaries	16

3.6 Materials and supplies

Materials and supplies, consisting mainly of fuel and items for the maintenance of property and equipment, are valued at the lower of the average cost and the net realizable value.

3.7 Prepayments

Represent prepayments for services that will be received in the future and are amortized in the period when said services are received.

3.8 Property, machinery and equipment

Properties and vessels

The properties (land and buildings) used in the operation are reported at their revalued amounts. Revalued amounts are market fair values determined by external professional valuers every three years or before if the market factors indicate a significant change in the fair value.

In December 2014, the Company decided to adopt the revaluation model for its vessels, in accordance with IAS 16 “Properties, plant and equipment”; the restated amounts for most of these assets is determined using market values calculated by external professional valuers and for certain vessels using other valuation techniques. The frequency of the restatements for this class of assets will be based on the changes of the fair values, meaning when these values significantly differ from their carrying value. According to IAS 8 “Accounting policies, changes in accounting estimates and errors”, the adoption of this method is recognized prospectively. Company Management believes that this change of accounting policy will offer more reliable and pertinent information for the values of its vessels and associated transactions, as there were various circumstances in 2014 considered to have had a material effect on the value of this type of assets, such as: i) the current behavior of oil prices (principal industry the Grupo TMM serves), and ii) the energy reform passed by the Mexican Federal Government.

Any revaluation surplus is recognized as part of other comprehensive income and forms part of “Other components of equity” in stockholders’ equity. Insofar as any decrease from revaluation or loss due to impairment has been previously recognized, an increase in the revaluation is credited to earnings for the remaining portion of the increase recognized in other comprehensive income. Decreases from revaluation incurred by land or a building are recognized when the appraisal or proof of impairment is delivered, with the corresponding decrease affecting the other comprehensive income up to the amount of any revaluation surplus within the “Revaluation surplus” account for this asset and any remnant decrease is recognized in profit of loss. Any revaluation surplus remaining in the stockholders’ equity on the disposal of the asset is transferred to retained earnings.

The depreciation of properties and vessels is recognized using the straight line method to write down its carrying value less its estimated residual value. As no finite useful life for land can be determined, the related carrying amounts are not depreciated.

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

Grupo TMM, S.A.B. and Subsidiaries	17

Recurring maintenance and repair expenditures are charged to operating expenses as incurred. Major repairs to vessels (docks) are capitalized and amortized over the period in which benefits are expected to be received (two to five years for vessels).

The material residual values and the estimated useful life are adjusted as necessary, at least once a year.

Gains or losses from the disposal of property, machinery and equipment are determined as differences between the disposal proceeds and the carrying amount of the assets and are recognized in profit or loss as part of “Other income (expenses)”, accordingly (see Note 19).

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

Subsequent measuring

All finite-lived intangible assets are accounted for using the cost model by which the net capitalized costs of their residual value are amortized using the straight-line method throughout their estimated useful lives, in the case of the concession rights; these are amortized according to the term specified in the corresponding agreement. The residual values and useful lives are reviewed on each reporting date. The trademark is considered an intangible asset with an indefinite life therefore it is subject to impairment tests annually as described in Note 13.

The amortization is included in the consolidated statement of operations as part of the depreciation, amortization, and loss from revaluation item.

Subsequent expenditures to preserve software and trademarks are expensed as incurred.

3.10 Impairment testing of long-lived assets

For impairment assessment purposes, assets are grouped at the lowest levels for which there are largely independent cash inflows (cash-generating units). As a result, some assets are tested individually for impairment and some are tested at cash-generating unit level. Goodwill is allocated to those cash-generating units that are expected to benefit from synergies of a related business combination and represent the lowest level within the Group at which management monitors trademarks.

Cash-generating units to which trademark has been allocated (determined by the Group’s management as equivalent to its operating segments) are tested for impairment at least annually. All other individual assets or cash-generating units are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Grupo TMM, S.A.B. and Subsidiaries	18

An impairment loss is recognized for the amount by which the asset’s (or cash-generating unit’s) carrying amount exceeds its recoverable amount, which is the higher of fair value less costs of disposal and value-in-use. To determine the value-in-use, management estimates expected future cash flows from each cash-generating unit and determines a suitable discount rate in order to calculate the present value of those cash flows. The data used for impairment testing procedures are directly linked to the Group’s latest approved budget, adjusted as necessary to exclude the effects of future reorganizations and asset enhancements. Discount factors are determined individually for each cash-generating unit and reflect current market assessments of the time value of money and asset-specific risk factors.

Impairment losses for cash-generating units reduce first the carrying amount of any goodwill allocated to that cash-generating unit. Any remaining impairment loss is charged pro rata to the other assets in the cash-generating unit. With the exception of the trademark, all assets are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist. An impairment loss is reversed if the asset’s or cash-generating unit’s recoverable amount exceeds its carrying amount.

3.11 Leased assets

Financial leases

The economic ownership of the leased asset is transferred to the leaseholder if they substantially assume all the risks and rewards related to the ownership of the leased asset. The corresponding asset is then recognized at the start of the lease at the fair value for the leased asset, or if lower, at the present value of the lease payments plus incidentals, accordingly. A corresponding amount is recognized as a liability for financial leasing, independent of whether some of the lease payments are settled in advance of the lease start date.

The corresponding liability decreases by the lease payments net of the financial expenses. The interest component in the lease payment represents a portion of the capital balance outstanding and is recognized in operations as financial costs over the lease period.

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

3.12 Financial instruments

Recognition, initial measurement and derecognition

Financial assets and liabilities are recognized when Grupo TMM is party to the contractual provisions of a financial instrument and are initially measured at fair value adjusted for the transaction costs, except for the financial assets and liabilities that are measured at their fair value through profit or loss, which are initially measured at fair value.

Financial assets are derecognized when the contractual rights to the cash flows from a financial asset expire, or when the financial asset and all the substantial risks and benefits have been transferred. A financial liability is derecognized as extinguished, discharged, cancelled, or expired. Financial assets and liabilities are subsequently measured as described following.

Grupo TMM, S.A.B. and Subsidiaries	19

Classification and subsequent measurement of financial assets

For the purposes of subsequent measurement, financial assets that are not those designated and effective as hedging instruments are classified into the following categories when they are initially recognized:

•	loans and receivables;

•	financial assets at fair value through profit or loss;

•	held-to-maturity investments;

•	available-for-sale financial assets.

Grupo TMM’s financial assets are classified into the category of loans and receivables, and available-for-sale financial assets. These financial assets are impaired when there is objective evidence that the financial asset or group of financial assets has been impaired. Different criteria are applied to determine the impairment for each category of financial assets, as described following.

All income and expenses related to financial assets which are recognized in profit or loss are reported in the comprehensive financing cost, except for the impairment of the client accounts receivable, which are reported in “Other income (expenses)”.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not traded on an active market. After the initial recognition, these are measured at amortized cost using the effective interest method, less the provision for impairment. The discount is omitted when the effect of the discount is immaterial. The cash and cash equivalents of Grupo TMM, and also the trade receivables, and most of the other accounts receivable fall under this category of financial instruments.

Individually significant accounts receivable are considered for impairment when these are in arrears or when there is objective evidence that a specific payment will fall into default.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are assigned to this category or do not qualify to be included in any of the other categories of financial assets.

Available-for-sale financial assets are measured at fair value. The gains and losses are recognized in other comprehensive income and are reported in other components of equity, except for impairment losses and currency differences in monetary assets, which are recognized in profit or loss. When an asset is disposed of or it is determined to be impaired, the cumulative gain or loss that had been recognized in other comprehensive income is reclassified from equity to profit or loss and is presented as an adjustment for reclassification in other comprehensive income.

The reversion of impairment losses is recognized in other comprehensive income, except financial assets that are financial debt, which are only recognized in operations if the reversion can be objectively related to an event that occurs after the impairment loss has been recognized.

Classification and subsequent measuring of financial liabilities

The financial liabilities of Grupo TMM include financial debt, vendors, and other accounts payable and derivative financial instruments.

Grupo TMM, S.A.B. and Subsidiaries	20

Financial liabilities are subsequently measured at amortized cost using the effective interest method. All derivative financial instruments that are not designated and are not effective as hedging instruments are carried at fair value through profit or loss.

All interest-related charges are recognized in operations and included in the item “Interest expense and other financial costs” in the consolidated statement of profit or loss.

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

3.14 Taxes on earnings

Calculation of current income tax is based on tax rates and tax laws that have been enacted or substantially enacted by the end of the reporting date. Deferred income tax is determined using the liability method, based on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements. Determination of deferred income tax has considered tax rates that will be effective at the time of reversion of the temporary differences.

The income tax expense in the statement of profit or loss includes the sum of the deferred tax, which has not been recognized in other comprehensive income or directly in stockholders’ equity, and the current income tax for the year.

Grupo TMM, S.A.B. and Subsidiaries	21

The Corporate Flat Tax Law has been repealed as of January 1, 2014, this being a tax that coexisted with income tax; however as Grupo TMM was not required to register any effect for deferred corporate flat tax, as Management identified that the expected trend was essentially to pay income tax for the years when the Corporate Flat Tax Law was in effect and subsequent years, therefore only deferred income tax was recognized.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit against which temporary differences can be utilized will be available (see Note 21). This is assessed based on the Grupo TMM’s forecast of future operating results, adjusted for significant items that are reconciled for the taxable income and the limits on the use of tax losses and other tax asset carryforwards.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference can be controlled and it is probably that the temporary difference will not reverse in the foreseeable future.

3.15 Statutory employee profit sharing

The statutory employee profit sharing is determined applying the rate of 10% on taxable income, adjusted as provided for by the Income Tax Law. The statutory employee profit sharing accrued is considered an ordinary expense associated with employee benefits.

3.16 Post-employment benefits and benefits for short-term employees

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

The net cost for the defined benefits liability period is included in the item “Salaries, wages and employee benefits” in the consolidated statement of profit or loss.

Grupo TMM, S.A.B. and Subsidiaries	22

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

3.17 Stockholders’ equity

Common shares are classified as equity. Grupo TMM does not have other equity instruments in addition to its common shares.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of taxes, from the proceeds. Incremental costs directly attributable to the issue of new shares or options are included in the cost of acquisition as part of the purchase consideration.

The accumulated losses include all current profits or losses and for previous periods.

Other components of equity capital include:

•	revaluation surplus, including gains from the reevaluation of vessels and properties;

•	statutory reserve, corresponds to the separation of earnings withheld to this reserve;

•	share premium on the issue of convertible obligations, equal to the amount received over the nominal value of the obligation;

•	translation result represents the effect for the change in functional currency.

3.18 Recognition of revenue, costs and expenses, and financing costs

Revenue

Revenue is measured by reference to the fair value of the consideration received or receivable, excluding sale taxes and reduced by any discount or premium.

Revenue from services, including warehousing, is recognized when the services are provided. Revenue from vessel leasing is recognized monthly according to the number of days elapsed and during the term of the corresponding contract, and in the case of revenue from voyages, when their duration is longer than two months, this is recognized proportionally as a shipment moves from origin to destination. All revenue is recognized on being accepted by the client.

Costs and expenses

The costs and expenses for maritime and ground transportation, and also those related to other logistics operations, are recognized in operations when the services are rendered, materials are consumed or as incurred.

Grupo TMM, S.A.B. and Subsidiaries	23

Financing costs

Interest income and expense are reported as accrued using the effective interest method and are reported as part of the comprehensive financing cost.

3.19 Information by segments

Grupo TMM has three operating segments: maritime division, logistics division, and ports and terminals division. During 2013, the Company disposed of a significant portion of the logistics division segment. In identifying its operating segments, Management follows Grupo TMM’s service lines, which represent the main services provided by Grupo TMM.

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

The gains or losses on discontinued operations, including components of gains or losses from previous years are reported as a single amount on the consolidated statement of profit or loss. This amount, which includes the gains or losses after taxes for discontinued operations and the gains or losses after taxes resulting from measuring and disposing of assets classified as held for sale, are discussed in more detail in Note 17.

Non-current assets held for sale

When Grupo TMM intends to sell a non-current asset or a group of assets (a group held for sale), and if the sale is highly probable within the next 12 months with certain exceptions, the assets or group held for sale are classified as “held for sale” and are reported separately in the consolidated statement of financial position.

Non-current assets classified as “held for sale” are measured at their carrying value immediately prior to the classification as held for sale, or at their fair value less their cost of sale, whichever is less. No asset classified as “held for sale” is subject to depreciation or amortization after being so classified.

Grupo TMM, S.A.B. and Subsidiaries	24

3.21 Significant management judgment in applying accounting policies and estimation uncertainty

When preparing the consolidated financial statements, Management considers a number of judgments, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses.

Significant management judgment

The reporting judgments made by Management as to the application of the accounting policies of Grupo TMM that would have a material effect on the consolidated financial statements are described following:

Deferred tax assets

The extent for which a deferred tax asset can be recognized is based on the assessment of the probability of obtaining future taxable income for which Grupo TMM’s deferred tax assets can be used. In addition, reporting judgment is required to evaluate the impact of certain legal, fiscal, and/or economic limits (see Note 21).

Estimation uncertainty

Information about estimates and assumptions that has the most significant effect on the recognition and measurement of assets, liabilities, income and expenses is provided below; actual results may be substantially different.

Impairment of long-lived assets

On assessing impairment, Management determines the recoverable value for each asset or cash generating unit based on the expected future cash flows and determines an adequate interest rate to be able to calculate the present value of these cash flows. The uncertainty in the estimate is related to the assumptions regarding results of future operations and the determination of suitable discount rate.

Useful lives of depreciable assets

Management reviews the useful lives of the depreciable assets on each reporting date, based on the expected use of each asset. The uncertainty in these estimates is derived from the technical obsolescence that could change the expected use of vessels and other equipment.

Defined benefits obligation

Management’s estimate of the DBO is based on a number of critical assumptions, such as inflation rates, mortality rates, discount rate, and a consideration for future salary increases. The variances in these assumptions can impact the amount of the DBO and the corresponding annual expense for defined benefits (the analysis is provided in Note 23).

Measures of fair value

Management uses valuation techniques to measure the fair value of its vessels and properties. This results in Management preparing estimates and assumptions based on market information and using observable data that could be used by market participants to assign a price to the instrument, however these are not always available. These fair value estimates for these non-financial assets can vary from the actual prices obtained on operations at market value on the reporting date (see Note 25).

Grupo TMM, S.A.B. and Subsidiaries	25

4 Going concern

The accompanying consolidated financial statements have been prepared in accordance with the IFRS, which consider the continuity of the Company as a going concern. The Company has sustained recurrent net losses, principally as a result of its comprehensive financing cost. This conditions, along with the Company’s substantial indebtedness, raises substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue to operate.

Company Strategy

The maritime business has been improving in its performance in recent years, becoming more efficient with the same level of income, consolidating as the most profitable business for Grupo TMM. In addition, Management continues to work on the implementation of the five year growth plan, which includes the following progress and projects:

Regarding the development of the container terminal at the port of Tuxpan, an agreement was reached in 2014 to sell the shares of the Grupo TMM subsidiary that owns the lands where the terminal would be developed. Grupo TMM holds a significant portion of lands in Tuxpan and the developing projects of a liquid oils terminal, an automobile terminal and citrus juice export terminal are ongoing. In addition, Grupo TMM intends to complete the disposal of the warehousing business in 2015. These divestitures are expected to improve operating results by focusing efforts in the maritime business, which represents the principal source of income and the most profitable business.

Grupo TMM will increase its fleet of specialized vessels with a portion of the resources received from the abovementioned disposals, and also the participation of new stockholders, the sale of other non-producing assets (lands), and more appropriate financing plans, to meet the growing demand for ocean drilling in Mexico as a result of the Energy Reform.

Lastly, Grupo TMM is in the process of improving its debt profile through the capitalization of approximately 40% of the Trust Certificates, reducing its financing cost and improving the cash flows available for working capital.

The successful implementation of these projects in the short and medium term will allow Grupo TMM to grow with high yielding assets and operations, significantly improving the Company’s capital structure and increasing value for its stockholders.

5 Cash and cash equivalents

Cash and cash equivalents at December 31, 2014 and 2013, are summarized as follows:

	2014	2013
Cash on hand	$892	$767
Banks at bank	99,556	69,918
Short-term investments	232,425	334,599

	$332,873	$405,284

Grupo TMM, S.A.B. and Subsidiaries	26

6 Other accounts receivable

Other accounts receivable at December 31, 2014 and 2013, are summarized as follows:

	2014	2013
Sale of subsidiary (a)	$803,047	$—
Recoverable income taxes	22,144	35,365
Services for port, maritime and other operations	44,348	54,243
Insurance claims	11,405	17,694
Employees	17,338	8,154
Other recoverable taxes	3,317	7,620
Others	45,524	47,415

	$947,123	$170,491

(a)	Corresponds to the sale of the subsidiary Terminal Marítima de Tuxpan, S.A. de C.V., see Note 1.

7 Prepayments

Prepayments at December 31, 2014 and 2013, are summarized as follows:

	2014	2013
Prepaid expenses	$17,449	$1,849
Fleet insurance	10,400	8,275
Prepaid insurance premiums	2,512	2,066

	$30,361	$12,190

8 Leases

Financial leases as lessee

The Company holds two financial leases, the first is on a vehicle which started in December 2012 and ends in December 2016; the second is on a vessel named “Subsea 88”, which started in November 2013 and will end in October 2023. At December 31, 2014 and 2013, the net carrying value for both units is $175,850 and $159,791, respectively.

The financial leasing liabilities (see Note 14) are secured by the associated assets held under this modality. The minimum future financial leasing payments at the end of each reporting period are:

	Within the 1st year	1 to 3 years	3 to 5 years	After 5 years	Total
Balance at December 31, 2014
Lease payments	$30,044	$59,705	$66,778	$176,818	$333,345
Financial charges	(24,618)	(46,359)	(41,380)	(58,390)	(170,747)

Present values, net	$5,426	$13,346	$25,398	$118,428	$162,598

Balance at December 31, 2013
Lease payments	$26,692	$53,457	$52,457	$183,011	$315,617
Financial charges	(22,552)	(42,897)	(39,027)	(69,489)	(173,965)

Present values, net	$4,140	$10,560	$13,430	$113,522	$141,652

The financial lease contract for “Subsea 88” includes monthly lease payments and an option to buy at the end of the term.

Grupo TMM, S.A.B. and Subsidiaries	27

Operating leases as lessee

At December 31, 2014, the operating leases report the following expiries:

Leased assets	Expiry
Building	Apr. 2029
Computer equipment	Dec. 2015
Forklift	Dec. 2017
Cranes	Nov. 2017
Docks and equipment	Mar. 2018
Offshore vessels	Apr. 2014

The contracts include an option to buy at certain times during the term or on expiry.

In 2014, the docks and offshore vessels were subject to a leaseback transaction, which were qualified as operating as a result of the evaluation of the characteristics for these leases.

The minimum future payments on leases are:

	Within 1 year	1 to 3 years	3 to 5 years	After 5 years	Total
Lease payments
At December 31, 2014	$128,024	$111,755	$95,537	$605,600	$940,916

At December 31, 2013	$62,966	$84,579	$70,283	$569,512	$787,340

9 Concession rights

The Company holds concessions to operate the cruise and vehicle terminal at the port of Acapulco and the tugboat services at the port of Manzanillo. Under these concession agreements, the Company is obliged to keep the facilities included in the concession in good condition. At the end of the concessions, these facilities will revert to the federal government.

Therefore the concession rights and the partial rights assignments provide for rights in favor of the federal government (see Note 28).

At December 31, 2014 and 2013, the Company was in compliance with its obligation to maintain the concessioned facilities in good condition.

The concession rights at December 31, 2014 and 2013 are summarized as follows:

	2014	2013	Years to amortize
Administración Portuaria Integral de Acapulco (a)	$94,607	$94,607	10
Transportación Marítima Mexicana (b)	30,266	30,266	—

	124,873	124,873
Accumulated amortization	(100,275)	(96,491)

Concession rights, net	$24,598	$28,382

Grupo TMM, S.A.B. and Subsidiaries	28

The amortization of the concession rights was $3,784 for the years ended December 31, 2014, 2013 and 2012.

(a)	Concession expires June 2021.

(b)	Renewal expires January 16, 2023, with the possibility of renewing for another 8 years. In January 2007, the total value of this concession was amortized prior to the renewal.

10 Property, machinery and equipment

Property, machinery and equipment at December 31, 2014 and 2013 are summarized as follows:

	2014
	Net balances at year start	Additions	Disposals		Transfers and others		Depreciation /impairment	Net balances at year end	Estimated useful lives (years)
Vessels	$7,030,847	$67,412	$159		$1,013,079	(b)	$501,383	$7,609,796	25
Shipyard	56,300	—	55,436	(a)	(2)		376	486	40
Major vessel maintenance	99,927	52,740	—		(555)		68,982	83,130	2.5
Buildings and facilities	207,251	—	—		(2,584)		9,466	195,201	20 & 25
Warehousing equipment	18	—	—		—		—	18	10
Computer equipment	488	498	—		—		402	584	3 & 4
Terminal equipment	5,457	10,182	—		1		1,835	13,805	10
Ground transportation equipment	10,853	468	163		265		3,261	8,162	4.5 & 10
Other equipment	8,305	1,899	179		8,814		3,187	15,652

	7,419,446	133,199	55,937		1,019,018		588,892	7,926,834
Land	1,338,414	—	—		(466,194	)(c)	—	872,220
Construction in progress	295,258	94,037	—		(135,408)		—	253,887

	$9,053,118	$227,236	$55,937		$417,416		$588,892	$9,052,941

	2013
	Net balances at year start	Additions	Disposals		Transfers and others		Depreciation /impairment	Net balances at year end	Estimated useful lives (years)
Vessels	$7,350,720	$170,126	$2,964		$995		$488,030	$7,030,847	25
Shipyard	57,979	—	—		—		1,679	56,300	40
Major vessel maintenance	107,760	68,277	—		2,416		78,526	99,927	2.5
Buildings and facilities	230,774	196	—		(14,176	)(d)	9,543	207,251	20 & 25
Warehousing equipment	5,753	470	—		(4,393)		1,812	18	10
Computer equipment	1,436	13	37		(39)		885	488	3 & 4
Terminal equipment	7,926	980	—		(1,975)		1,474	5,457	10
Ground transportation equipment	212,484	3,911	13,761		(173,561	)(e)	18,220	10,853	4.5 & 10
Other equipment	11,989	457	404		(1,777)		1,960	8,305

	7,986,821	244,430	17,166		(192,510)		602,129	7,419,446
Land	1,401,551	—	—		(63,137	)(d)	—	1,338,414
Construction in progress	328,281	46,336	—		(79,359)		—	295,258

	$9,716,653	$290,766	$17,166		$(335,006)		$602,129	$9,053,118

All the amounts for depreciation and for loss from revaluation are included as part of the depreciation, amortization and loss from revaluation on the consolidated statements of profit or loss.

Grupo TMM, S.A.B. and Subsidiaries	29

The accumulated depreciation on property, machinery and equipment at December 31, 2014 and 2013 is $498,681 and $3,410,111, respectively. The decrease is due principally to the cancellation of the accumulated depreciation when the revaluation of vessels was recognized according to the requirements of IAS 16 “Property, plant and equipment”.

(a)	The shipyard comprised of two docks and a pusher, was sold March 13, 2014 to then be contracted under an operating lease (see Note 8).

(b)	Comprised primarily of the $1,352,710 revaluation surplus and the $380,685 loss from revaluation of eight vessels.

(c)	Corresponds to the sale of the subsidiary Terminal Marítima de Tuxpan (see Notes 1 and 19).

(d)	Includes the revaluation surplus of lands for $104,433 and for buildings and facilities for $30,926 for a total of $135,359, and also includes transfers from the removal of discontinued business.

(e)	Primarily includes the removal of the equipment for discontinued business.

If the cost model had been used, the revalued carrying amounts for vessels, land, and buildings and facilities at December 31, 2014 would be $6,637,771, $47,986 and $153,028, respectively. The revalued amounts include a revaluation surplus of $1902,460, before taxes, which is not available for distribution to stockholders.

Fair value measurement

See Note 25 regarding the measuring of fair value for vessels and properties.

Guarantees

At December 31, 2014 and 2013, 32 vessels are securing the Trust Certificates offering. In addition, 4 vessels (3 vessels in 2013) are securing financing with DVB Bank and with Intercam Banco, and also the financial lease with FTAI Subsea 88. Also, there are 14 properties (12 properties in 2013) securing various bank loans.

11 Other non-current assets

Other non-current assets at December 2014 and 2013 are shown following:

	2014	2013
Other investments in shares, net (a)	$48,715	$28,460
Prepaid expenses	38,399	35,267
Security deposits	10,516	1,716

	$97,630	$65,443

(a)	Corresponds to investments in companies in which Grupo TMM does not have control or significant influence; these investments are recognized and valued at their acquisition cost.

Grupo TMM, S.A.B. and Subsidiaries	30

12 Intangible assets

Intangible assets at December 31, 2014 and 2013 are summarized as follows:

	2014
	Net balances at year start	Additions	Disposals	Transfers and others	Amortization	Net balances at year end	Estimated useful life (years)
Software	$4,199	$3,796	$—	$3,253	$4,022	$7,226	3 & 5
Trademarks (a)	125,528	—	—	—	—	125,528	Indefinite

	$129,727	$3,796	$—	$3,253	$4,022	$132,754

	2013
	Net balances at year start	Additions	Disposals	Transfers and others	Amortization	Net balances at year end	Estimated useful life (years)
Software	$6,739	$—	$27	$470	$2,983	$4,199	3 & 5
Trademarks (a)	125,528	—	—	—	—	125,528	Indefinite

	$132,267	$—	$27	$470	$2,983	$129,727

(a)	Corresponds to the rights on the Marmex trademark associated with the specialized maritime division segment, specifically the offshore vessels operation. This trademark is subject to annual impairment testing.

13 Impairment of long-lived assets

At December 31, 2014 and 2013, Grupo TMM has performed annual impairment tests. The recoverable amounts for the cash generating units were determined based on calculations of the value in use and fair value less costs of sale as follows:

Vessels and trademark

Vessels are identifiable assets that individually generate cash flows which are largely independent from the flows from other assets or groups of assets. The trademark is considered an asset that does not generate flows independently therefore this was grouped with the vessels as a cash-generating unit (specialized maritime division segment) together with other long-lived assets in this segment. The recoverable amount for these assets was determined as their value in use. At December 31, 2014 and 2013, no impairment losses were determined for these assets.

Properties

The recoverable value of properties was determined as their fair value less costs of sale, which are considered immaterial in terms of the fair value. The determination of fair value is described in Note 25. At December 31, 2014 and 2013 no impairment losses were determined for these assets.

Corporate assets and other long-lived assets

These assets are not identified with any cash-generating unit, therefore these were evaluated at the Grupo TMM level. The recoverable amount for these assets was determined as their value in use. At December 31, 2014 and 2013, no impairment losses were determined for these assets.

Grupo TMM, S.A.B. and Subsidiaries	31

The recoverable amounts for cash-generating units were determined based on calculations of the value in use, covering a detailed three-year projection, followed by an extrapolation of the cash flows expected for the useful lives remaining for the assets using the growth rates determined by Management. At December 31, 2014 and 2013, the recoverable amounts for the cash-generating unit are $11,988,047 and $16,494,751, respectively.

The present value of the cash flows expected for each segment was determined applying an appropriate discount rate.

	2014		2013
	Growth rate	Discount rate	Growth rate	Discount rate
Vessels	2.00%	7.04%	2.00%	4.98%

Growth rates

The growth rates reflect the long-term average for these rates for the specialized maritime segment (all publicly available).

Discount rates

The discount rate reflects adequate adjustments associated with the market risk and the specific risk factors.

Cash flow assumptions

The key assumptions of Management for the specialized maritime segment include stable profit margins, which have been determined based on experience in this market. Grupo TMM Management considers this to be the best information available to forecast this market. The cash flow projections reflect stable profit margins achieved before the period covered by said projections. No consideration has been given to efficiency improvements and prices and salaries reflect the inflation projected for the industry, which are publicly available.

In addition to the considerations described above for determining the value in use of assets, the cash-generating units, and the group described above, Management is currently not aware of any other probable change that could require changes in their estimate. However, the estimate for the recoverable amount for the specialized maritime segment is particularly sensitive to the discount rates. If the discount rate used increases 1%, the value in use would decrease up to 7% in terms of the value determined, value that continues to exceed the carrying value for the aforementioned assets.

14 Financial assets and liabilities

Categories of financial assets and liabilities

The financial assets and liabilities at December 31, 2014 and 2013 are summarized as follows:

	2014	2013
Financial assets
Valued at amortized cost
Cash and cash equivalents (including restricted cash)	$743,046	$895,007
Trade receivables	782,034	563,303
Other accounts receivable	947,123	170,491

Total current financial assets	$2,472,203	$1,628,801

Grupo TMM, S.A.B. and Subsidiaries	32

	2014	2013
Financial liabilities
Valued at amortized cost
Current portion of the financial debt	$918,638	$636,552
Vendors	371,583	241,923
Accounts payable and accrued expenses	612,862	510,397
Related parties	18,110	14,212

Total short-term financial liabilities	1,921,193	1,403,084
Long-term financial debt	10,069,557	10,254,067

Total financial liabilities	$11,990,750	$11,657,151

At December 31, 2014 and 2013, the carrying value of the financial assets and liabilities at amortized cost is considered similar to their fair value.

Financial debt

Trust certificates

On July 29, 2010, an offering of Trust Certificates was released for $10,500,000. This offering consolidated the three previous offerings released by the Company into one. The Trust Certificates bear a term of 20 years and were given an initial credit rating of HR AA with stable outlook by HR Ratings de México, S.A. de C.V., ratified April 4, 2014 after a performance review.

Interest on this offering is payable semiannually commencing February 15, 2011, having already contracted a hedging derivative financial instrument (interest rate CAP) which allows for the Issuer Trust’s maximum payable rate to be 10.80% per annum during the first 4 years of the offering. At the beginning of 2013, the Company extended the CAP for the period from August 2013 to August 2014, under which the maximum rate payable was 10.80%. In addition, in January 2014, the Company again extended the CAP for the period from August 2014 to August 2015, under which the maximum rate payable is 9.80%, which allows the Company to increase the efficiency of the coverage by 100 basis points in terms of the previous coverage.

This offering represents the total amount in pesos for future services to be provided to the contracting parties according to the terms of the Trust Certificate program and, like the previous offerings, it observes a cash restriction in order to secure certain operating obligations and potential payment obligations in the event of default. The restricted cash balance at December 31, 2014 and 2013 is $410.2 million and de $489.7 million, respectively.

The outstanding balance on this Offering at December 31, 2014 and 2013 was $10,594,000 and $10,595,000 at an interest rate of 5.77% and 6.80% per annum, respectively. The interest expense for the trust certificates was $660,357 and $764,858 for the years ended December 31, 2014 and 2013, respectively.

In accordance with the Trust Certificates Program, the Company has the right and choice to capitalize interest for the first five years as per the following:

Year	Capitalization %	Interest Payment %
1st and 2nd	60%	40%
3th and 4th	50%	50%
5th	25%	75%

Grupo TMM, S.A.B. and Subsidiaries	33

During 2014 and 2013, the Company did not capitalize any interest.

The Trust Certificates at December 31, 2014 and 2013 are summarized as follows:

	2014	2013
Consolidated offering	$10,500,000	$10,500,000
Capitalization of interests	229,022	229,022
Payments made (1)	(134,866)	(133,866)
Interests payable	58,581	138,090
Transaction costs	(927,598)	(991,112)

Long-term trust certificates	$9,725,139	$9,742,134

(1)	Includes capital payments made during 2014 and 2013 of $1,000 and $5,000, respectively.

Other Financing

The information for other financing at December 31, 2014 and 2013 is summarized as follows:

	2014		2013
	Short-term	Long-term	Short-term	Long-term
Payable in Mexican pesos-
Pure Leasing, S.A. de C.V.	$—	$—	$3,490	$—
$24.9 million line of credit at 14.25% fixed rate with monthly payments of interest and principal on outstanding balances and maturing September 2014.
Daimler Financial Services México, S. de R.L. de C.V.	8,695	46,524	7,765	55,220
Recognition of debt and substitution of debtor for $62.9 million at a variable rate of the 28-day TIIE plus 6 points, with monthly payments of principal and interest and maturing October 2019.
Banco Nacional de Comercio Exterior, S.N.C.	155,001	33,036	—	225,970

Three lines of credit with mortgage surety for $65.7, $161.6 and $35.6 million, at a variable rate of the 28-day TIIE plus 425 points for the first 2 lines and 450 points for the third, the first 2 maturing June 29, 2015 and the third, December 1, 2017.

Banco Autofin México, S.A. Institución de Banca Múltiple	45,273	87,817	16,075	28,131

Five lives of credit with mortgage surety for $45.8, $34.6, $25.5, $21.6, and $8.4 million at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of principal and interest, maturing September 2021.

INPIASA, S.A. de C.V. (a)	2,397	9,022	2,397	11,112

Contract for two lines of credit, the first for $15.7 million and the second for $4.2 million, both at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of principal and interest, and maturing August 2012 and October 2016, respectively.

Grupo TMM, S.A.B. and Subsidiaries	34

	2014		2013
	Short-term	Long-term	Short-term	Long-term
Corporación Financiera de Occidente, S.A. de C.V. SOFOM Institución de Banca Múltiple (FINOX) (a)	3,000	—	6,000	3,000
$18.0 million line of credit at a variable rate of the 28-day TIIE plus 600 basis points, with 36 monthly payments of principal and interest, and maturing June 2015.
Inter Banco, S.A.	18,429	—	13,404	9,185

Two lines of credit with trust surety for $19.9 and $15.0 million at a variable rate of the 28-day TIIE plus 500 basis points, monthly payments of principal and interest on outstanding balances and maturing December 2015 and August 2017, respectively.

Banco del Bajío, S.A. (a)	1,423	5,574	4,857	6,997
Two lines of credit for $8.5 and $4.6 million at a variable rate of the 28-day TIIE plus 250 points, with payments of principal and interest and maturing November 2019 and December 2014, respectively.
Value Arrendadora, S.A. de C.V. SOFOM ENR	373	430	324	804
$1.4 million financial lease at 14.23% fixed rate with monthly payments of principal and interest on outstanding balances and maturing December 2016.
Banco MONEX, S.A. Institución de Banca Múltiple (a)	—	—	1,715	—
$2.3 million peso loan at a variable rate of the 28-day TIIE plus 500 basis points, with monthly payments of principal and interest and maturing December 2014.
Sofihaa Financiera, S.A. de C.V. SOFOM ENR (a)	—	—	2,712	—
$3.6 million line of credit at a variable rate of the 28-day TIIE plus 500 basis points, with monthly payments of principal and interest and maturing December 2014.
MFM OPM , S.A. P.I. d C.V. SOFOM E.N.R.	1,000	—	—	—
$1.0 million line of credit at a fixed rate of 12.2%, with principal and interest paid on maturity in February 2015.
Trust Certificates	—	9,725,139	—	9,742,134
Portfolio securitization program with a variable interest rate of the 28-day TIIE annualized plus 245 basis points (at December 2014 close, this was 5.77%) maturing August 2030.
Interest payable	200,165	—	149,748	—
Transaction costs	—	—	(151)	—

	435,756	9,907,542	208,336	10,082,553

Grupo TMM, S.A.B. and Subsidiaries	35

	2014		2013
	Short-term	Long-term	Short-term	Long-term
Payable in US dollars -
DVB Bank América, NV (b)	329,008	—	318,571	—

Two lines of credit with mortgage surety; the first for US$25.0 million (approximately $368.4 million) at an average rate of 7.42% and maturing May 2017. The second, for US$27.5 million (approximately $405.2 million), at an average rate of 7.78%, and maturing June 2017.

DEG-Deutsche Investitions – UND (c)	75,147	—	66,633	—

US$8.5 million line of credit with pledge surety (approximately $125.2 million) at 8.01% fixed rate, with semiannual payments of principal and interest on outstanding balances, with a two year grace period on the principal and maturing July 2014.

Other	73,674	12,891	39,195	34,807
Two unsecured loans were contracted, each for US$3.0 million (approximately $44.2 million) at 11.25% fixed rate, with semiannual payments of principal and interest and maturing January 2016.
FTAI Subsea 88 Ltd	5,053	149,124	3,817	136,707

US$10.8 million line of credit through financial leasing (approximately $159.1 million), at 15.92% fixed rate with monthly payments of principal and interest on outstanding balances and maturing November 2023.

	482,882	162,015	428,216	171,514

	$918,638	$10,069,557	$636,552	$10,254,067

(a)	Corresponds to signed court settlements for the recognition of debts regarding the Certificates of Deposit secured by ADEMSA (see Note 28f).
(b)	As there is no formal waiver from the financial institution for the incompliance of the debt covenant regarding the “Minimum Capital” ratio, the whole of this debt is reported with short-term maturity. On the issue date of these consolidated financial statements, the Company is in the process of obtaining the formal waiver from the bank, and also the establishment of the new “Minimum Capital” required.
(c)	As of the issue date of these consolidated financial statements, Grupo TMM has not made the last six capital and interest payments, therefore Grupo TMM is in the process of negotiating the restructuring of the payment schedule and a new maturity date.

Covenants

Some of the agreements related to the abovementioned loans contain certain covenants including the observance of certain financial ratios, restrictions on dividend payments, and sales of assets, among others. Except as noted in point (c) above, at December 31, 2014 and 2013, Grupo TMM and subsidiaries were in compliance with these covenants.

The interest expense on the trust certificates and bank loans was $755,155 and $845,723 for the years ended December 31, 2014 and 2013, respectively.

Grupo TMM, S.A.B. and Subsidiaries	36

The maturity of the long-term financial debt at December 31, 2014 and 2013 is as follows:

Maturity	2014	2013
2015	$—	$302,731
2016	49,804	43,926
2017	71,722	19,770
2018	38,650	22,179
2019 and thereafter (for 2013)	36,475	9,865,461
2020 and thereafter	9,872,906	—

	$10,069,557	$10,254,067

15 Balances and transactions with related parties

The accounts payable and transactions with related parties at December 31, 2014 and 2013 are summarized as follows:

	2014	2013
SSA México, S.A. de C.V.	$18,110	$14,212

SSA México, S.A. de C.V., is a company with which Grupo TMM and Administración Portuaria Integral de Acapulco, S.A. de C.V. conduct leasing operations and consulting.

The most relevant transactions with related parties at December 31, 2014, 2013 and 2012 are summarized as follows:

	2014	2013	2012
Income:
Leases (1)	$788	$788	$788

Expenses:
Other expenses (2)	$220	$127	$132

(1)	Grupo TMM, S.A.B. leases with SSA México, S.A. de C.V.
(2)	Management consulting billed by SSA México, S.A. de C.V. to Administración Portuaria Integral de Acapulco, S.A. de C.V.

Operations involving executive personnel for the years ended December 31, 2014, 2013 and 2012 include the following expenses:

	2014	2013	2012
Short-term benefits
Salaries	$40,056	$41,671	$64,548
Social security costs	855	872	1,955

	$40,911	$42,543	$66,503

Grupo TMM, S.A.B. and Subsidiaries	37

16 Accounts payable and accrued expenses

Accounts payable and accrued expenses at December 31, 2014 and 2013 are shown as follows:

	2014	2013
Operating expenses	$229,135	$174,534
Purchased services	158,753	33,239
General expenses	148,841	98,393
Taxes payable	24,904	98,017
Other	34,176	82,787
Salaries and wages	17,053	23,427

	$612,862	$510,397

17 Disposal of assets and groups classified as held for sale and discontinued operations

Lacto Comercial Organizada, S.A. de C.V. (Lacto) and Almacenadora de Depósito Moderno, S. A. de C. V. (ADEMSA)

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

At December 31, 2014, 2013 and 2012, the loss for the warehousing, truck transportation and haul-away trailers operation, and the assets and liabilities classified as held for sale are summarized as follows:

	2014	2013	2012
Income	$104,852	$419,345	$742,550
Operating costs and expenses	(153,326)	(437,608)	(774,412)
Depreciation and amortization	(2,980)	(19,464)	(129,766)
Other income	8,707	2,218	6,232

Operating loss	(42,747)	(35,509)	(155,396)
Financial costs	(266)	(3,560)	(9,884)

Loss from discontinued operations	(43,013)	(39,069)	(165,280)
Loss from the sale of business	—	(24,413)	—

Loss for the year from discontinued operations	$(43,013)	$(63,482)	$(165,280)

On July 15, 2013, Lacto Comercial Organizada, S.A. de C.V., subsidiary that had conducted the truck transportation and haul-away trailers operation, was sold to an unrelated third party, therefore since said date, Grupo TMM has ceased to recognize this discontinued operation in the consolidated statements of financial position and in profit or loss (see Note 1). Information of this disposal is described in Note 1. Grupo TMM expects to complete the sale of the warehousing business during 2015.

Grupo TMM, S.A.B. and Subsidiaries	38

The carrying values for the assets and liabilities associated with the warehousing business for disposal are summarized as follows:

	2014	2013
Current assets
Cash and cash equivalents	$692	$1,388
Other accounts receivable	20,764	24,302
Customers	15,757	9,522
Prepayments	552	745
Non-current assets
Property, plant and equipment	128,582	130,955
Other assets	18,573	19,716

Assets classified as held for sale	$184,920	$186,628

Short-term liabilities
Accounts payable	$63,313	$90,283
Vendors	12,051	13,175
Bank loans (a)	1,269	7,055
Long-term liabilities
Bank loans (a)	5,897	527
Deferred taxes	11,620	11,621

Liabilities related to assets classified as held for sale	$94,150	$122,661

a)	Corresponds to a line of credit contracted in September 2013 with Banco del Bajío, S.A. at a variable rate of the 28-day TIIE plus 250 points, with monthly interest payments and capital maturity in August 2020.

The cash flows generated by the warehousing, truck transportation and haul-away trailers business for the reporting periods under review until disposal are summarized as follows:

	2014	2013	2012
Operating activities	$273	$(71,273)	$(69,561)
Investment activities	(1,712)	15,249	35,966
Financing activities	743	7,582	—

Cash flows from discontinued operations	$(696)	$(48,442)	$(33,595)

18 Stockholders’ equity

Capital stock

At December 31, 2014 and 2013, the Company’s capital stock is comprised of 102,182,841 shares outstanding, registered, without par value, and with voting rights, which may be held by Mexican nationals, investors, or companies that include in their bylaws the exclusion of foreigners clause. Foreigners may acquire shares under the figure of American Depository Shares (“ADSs”).

Grupo TMM, S.A.B. and Subsidiaries	39

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

Net tax profit account (CUFIN)

At December 31, 2014 and 2013, the current balance in the Net Tax Profit Account (CUFIN for its acronym in Spanish) of the Holding Company is $3,032,248 and $2,701,357, respectively. The distribution of dividends or profits to stockholders drawn from this CUFIN account will not generate income tax, until this account is exhausted.

Effective 2014, the dividends paid to persons and residents abroad are subject to a definitive 10% tax. This rule applies only to the distribution of profits generated from January 1, 2014 on.

Dividends not drawn from the CUFIN, in addition to the above, will continue to be subject to income tax, paid by the entity, based on the general rate set by law, which is definitive and may be credited against the income tax for this and the next two years.

The balance in these accounts is susceptible to adjustment to the distribution date using the Mexican Consumers’ Price Index (INPC).

Capital decreases

At December 31, 2014 and 2013, the current balance in the Capital Contribution Account (CUCA for its acronym in Spanish) is $4,794,234 and $4,606,297, respectively. In the event of capital reimbursement or decreases in favor of stockholders, the surplus for said reimbursement on this amount will be treated as a distributed earning.

In the event the equity capital exceeds the balance in the CUCA, the difference will be considered a dividend or distributed earning subject to the payment of income tax. If the earnings in reference come from the CUFIN, there will be no corporate tax due for the capital decrease or reimbursement. Otherwise, these will be treated as dividends or distributed earnings.

Other components of equity

Details of other components of equity at December 31, 2014 and 2013 are shown following:

	Statutory reserve	Premium on convertible obligations	Translation result (Note 3.3)	Revaluation surplus (Note 3.8)	Total
Balance at December 31, 2012	$216,948	$77,106	$(247,668)	$846,815	$893,201
Revaluation of land	—	—	—	104,433	104,433
Revaluation of buildings	—	—	—	30,926	30,926
Reclassification from disposal of properties	—	—	—	(216)	(216)

Total before taxes	—	—	—	135,143	135,143

Tax expense	—	—	—	(40,543)	(40,543)

Total net of taxes	—	—	—	94,600	94,600

Balance at December 31, 2013	216,948	77,106	(247,668)	941,415	987,801

Grupo TMM, S.A.B. and Subsidiaries	40

	Statutory reserve	Premium on convertible obligations	Translation result	Revaluation surplus	Total
Revaluation of vessels	—	—	—	1,352,710	1,352,710
Reclassification from disposal of properties	—	—	—	(413,718)	(413,718)

Total before taxes	—	—	—	938,992	938,992

Tax expense	—	—	—	(405,813)	(405,813)

Total net of taxes	—	—	—	533,179	533,179

Balance at December 31, 2014	$216,948	$77,106	$(247,668)	$1,474,594	$1,520,980

19 Other income (expenses)

Other income (expenses) at December 31, 2014, 2013 and 2012 is summarized as follows:

	2014	2013	2012
Proceeds from the sale of subsidiaries (a)	$358,050	$8,148	$—
Cancellation of liabilities	16,737	9,819	—
Taxes recovered, net of expenses incurred	(293)	41,946	—
Loss on investments in shares from recognition of cumulative losses	(15,971)	—	—
Gain on the adjudication of property	—	14,063	—
Gain from the purchase of Inmobiliaria Dos Naciones, S. de R.L. de C.V.	—	—	74,245
Amortization of non-competition rights	—	—	(22,822)
Consulting and tax resolution cost	—	—	(100,000)
Other – Net	(1,706)	(9,986)	15,968

	$356,817	$63,990	$(32,609)

(a)	In 2014, corresponds to the income from the sale of subsidiaries (see Note 1).

20 Interest expense and other financial costs

This line at December 31, 2014, 2013 and 2012 is comprised as follows:

	2014	2013	2012
Interest on trust certificates	$660,357	$764,858	$774,942
Interest on other loans	94,869	80,865	81,959
Valuation of interest rate CAP	128	(4,370)	5,926
Amortization of trust certificate placement expenses	74,229	78,354	79,717
Amortization of expenses associated with other loans	6,589	10,848	10,723
Other financial expenses	18,856	12,262	28,158

	$855,028	$942,817	$981,425

Grupo TMM, S.A.B. and Subsidiaries	41

21 Income tax, tax loss carryforwards and corporate flat tax

Income Tax

Until December 31, 2013, Grupo TMM had been authorized by the Mexican tax authorities to determine its consolidated taxable income jointly with its controlled companies.

On December 11, 2013, a Decree was published in the Official Federal Gazette to reform, add, and repeal various tax provisions, entering into effect on January 1, 2014 (2014 Tax Reform). This Decree repealed the Corporate Flat Tax law and the Income Tax Law in effect until December 31, 2013 and enacted a new Income Tax Law.

Termination of the Consolidation Regimen

The new Income Tax Law eliminates the regimen of fiscal consolidation by which the Company had determined its consolidated income tax until December 31, 2013. Regarding this, on February 13, 2014, the Company filed an indirect amparo (writ of relief) (see Note 28h), also new attachments were generated and some of the accumulation and deduction schemes were changed, such as: income tax on dividends; changes in the deductions for employee benefit expenses in the income tax law; changes in the determination of statutory employee profit-sharing.

Results for the year

Grupo TMM and Subsidiaries incurred combined tax losses for the purposes of income and (loss) tax for the years ended December 2014 and 2013, in the amounts of $1,076,682 and $(517,954), respectively. The taxable income for the year ended December 2014, was fully offset against tax losses from prior years.

The difference between taxable and book income is due primarily to the gain or loss on inflation recognized for tax purposes, the difference between tax and book amortization and depreciation, non-deductible expenses, as well as certain temporary differences reported in different periods for financial and tax purposes.

The provision for income tax recognized in the statement of profit or loss for the years ended December 31, 2014, 2013 and 2012 is shown following:

	2014	2013	2012
Income tax	$(4,682)	$(4,423)	$(3,660)
Corporate flat tax	—	(264)	(5,123)

Total income taxes	$(4,682)	$(4,687)	$(8,783)

The reconciliation between the provision for income tax based on the statutory income tax rate and the provision recorded by the Company at December 31, 2014, 2013 and 2012 is as follows:

Grupo TMM, S.A.B. and Subsidiaries	42

	2014	2013	2012
Loss before taxes	$(466,786)	$(483,252)	$(607,053)

Income tax	140,036	144,976	182,116
(Decrease) increase from:
Difference in depreciation and amortization	(454,778)	141,677	43,843
Revaluation surplus	405,813	28,988	655
Income recognized in advance	(6,353)	(57,814)	(249,947)
Inventories	(6,264)	(13,405)	1,758
Inflationary and currency exchange effects on monetary assets and liabilities, net	(150,405)	(148,868)	(109,023)
Tax losses – net	280,024	25,429	82,589
Provisions and allowance for doubtful accounts	(19,710)	(76,564)	61,794
Difference between the tax and book value for the sale of assets	(22,435)	(16,252)	4,437
Non-cumulative income	—	—	813
Difference between the tax and book value for the sale of shares	(136,557)	(12,470)	35,798
Non-deductible expenses	(34,053)	(20,384)	(63,616)

Provision for income tax	$(4,682)	$(4,687)	$(8,783)

The components of deferred tax assets at December 31, 2014 and 2013 are comprised as follows:

	2014	2013
Tax loss carryforwards	$2,584,501	$2,830,045
Valuation allowance for tax losses	(352,154)	(626,262)

	2,232,347	2,203,783
Inventories and provisions – Net	46,142	88,354
Concession rights and property, machinery and equipment	(1,468,165)	(1,343,724)

Total deferred tax assets	$810,324	$948,413

Grupo TMM has recognized a deferred tax asset related to its tax loss carryforwards as well as its subsidiaries and other items after evaluating the reversal of existing taxable temporary differences. To the extent that the balance of the deferred tax asset exceeds the existing temporary differences, Management has evaluated the recoverability of such amounts by estimating future taxable profits in the foreseeable future which extend from 2015 through 2023. The tax profits include estimates of profitability and macroeconomic assumptions which are based on Management’s best judgment (see Note 3.21).

Corporate flat tax

As described in the previous note, the Corporate Flat Tax Law was repealed in December 2013.

The corporate flat tax for the period had been calculated applying a rate of 17.5% to the earnings determined based on cash flows, which reduced the total income earned from the activities to which this tax applies, by the authorized deductions. The corporate flat tax credits were deducted from the above income, as provided for by current law.

Grupo TMM, S.A.B. and Subsidiaries	43

During the year ended December 31, 2013, the Company determined deductions higher than the corporate flat tax income for $312,237.

Tax loss carryforwards

At December 31, 2014, Grupo TMM and its subsidiaries, report the following cumulative tax losses, which are restated applying the INPC factors according to Mexican law.

Year in which the loss was incurred	Amounts restated to December 2014	Year of expiration
2005	$407,660	2015
2006	128,485	2016
2007	261,829	2017
2008	1,898,018	2018
2009	1,192,086	2019
2010	1,420,952	2020
2011	875,928	2021
2012	1,211,273	2022
2013	979,886	2023
2014	238,886	2024

	$8,615,003

22 Segment reporting

The Company operates in the following segments: i) specialized maritime transportation, ii) logistics, and iii) operation of ports and terminals, and related services. The specialized maritime transportation operations (“Maritime Division”) include the transportation of liquid petroleum and petrochemical products in bulk, materials and supplies for drilling platforms, as well as tugboat services. The land transportation operations (“Logistics Division”) include warehousing services and logistics solutions, and until 2013, truck transportation and haul-away trailers services. The port and terminal operations (“Ports and Terminals Division”) include terminal services and shipping agency activities.

In September 2013, the Company completed the sale of a portion of its assets in the Logistics Division, including the trucking and autotransporter operations. The Company continues to provide its warehousing services as discontinued operations in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations”.

There are no changes in the measuring methods used to calculate the earnings reported for each segment. The information for each operating segment is as follows:

Grupo TMM, S.A.B. and Subsidiaries	44

December 31, 2014	Specialized maritime division	Logistics division	Ports and terminal division	Elimination between segments and shared accounts	Total consolidated
Revenue	$2,526,596	$161,984	$114,954	$67,189	$2,870,723
Costs and expenses	(1,470,498)	(131,093)	(99,700)	(240,014)	(1,941,305)
Depreciation and amortization	(832,735)	(4,452)	(10,611)	(7,514)	(855,312)

Operating profit (loss)	$223,363	$26,439	$4,643	$(180,339)	$74,106

Costs, expenses and revenue not allocated					(545,574)

Loss before discontinued operations					(471,468)

Discontinued operations					(43,013)

Net loss for the year					$(514,481)

Total assets by operating segment	$16,472,921	$2,228	$1,603,633	$—	$18,078,782
Total assets by discontinued segment	—	184,920	—	—	184,920
Shared assets	—	—	—	(5,339,375)	(5,339,375)

Total assets	$16,472,921	$187,148	$1,603,633	$(5,339,375)	$12,924,327

Total liabilities by operating segment	$11,147,274	$412,751	$240,391	$—	$11,800,416
Total liabilities by discontinued segment	—	94,150	—	—	94,150
Shared liabilities	—	—	—	392,216	392,216

Total liabilities	$11,147,274	$506,901	$240,391	$392,216	$12,286,782

Total capital expenditures by segment	$184,265	$—	$13,905	$—	$198,170
Shared capital expenditures	—	—	—	29,066	29,066

Total capital expenditures	$184,265	$—	$13,905	$29,066	$227,236

December 31, 2013	Specialized maritime division	Logistics division	Ports and terminal division	Elimination between segments and shared accounts	Total consolidated
Revenue	$2,455,316	$219,245	$113,414	$50,567	$2,838,542
Costs and expenses	(1,375,189)	(175,229)	(101,972)	(247,239)	(1,899,629)
Depreciation and amortization	(562,340)	(3,378)	(11,193)	(8,696)	(585,607)

Operating profit (loss)	$517,787	$40,638	$249	$(205,368)	$353,306

Costs, expenses and revenue not allocated					(841,245)

Loss before discontinued operations					(487,939)

Discontinued operations					(63,482)

Net loss for the year					$(551,421)

Total assets by operating segment	$14,971,325	$49,041	$1,695,120	$—	$16,715,486
Total assets by discontinued segment	—	186,628	—	—	186,628
Shared assets	—	—	—	(4,722,760)	(4,722,760)

Total assets	$14,971,325	$235,669	$1,695,120	$(4,722,760)	$12,179,354

Total liabilities by operating segment	$11,034,676	$235,996	$390,025	$—	$11,660,697
Total liabilities by discontinued segment	—	122,661	—	—	122,661
Shared liabilities	—	—	—	195,013	195,013

Total liabilities	$11,034,676	$358,657	$390,025	$195,013	$11,978,371

Total capital expenditures by segment	$252,269	$2,691	$11,317	$—	$266,277
Shared capital expenditures	—	—	—	24,489	24,489

Total capital expenditures	$252,269	$2,691	$11,317	$24,489	$290,766

Grupo TMM, S.A.B. and Subsidiaries	45

December 31, 2012	Specialized maritime division	Logistics division	Ports and terminal division	Elimination between segments and shared accounts	Total consolidated
Revenue	$2,188,809	$249,657	$101,193	$52,536	$2,592,195
Costs and expenses	(1,206,865)	(186,589)	(94,165)	(225,238)	(1,712,857)
Depreciation and amortization	(539,041)	(4,491)	(10,811)	(12,537)	(566,880)

Operating profit (loss)	$442,903	$58,577	$(3,783)	$(185,239)	$312,458

Costs, expenses and revenue not allocated					(928,294)

Loss before discontinued operations					(615,836)

Discontinued operations					(165,280)

Net loss for the year					$(781,116)

Total assets by operating segment	$12,728,408	$655,890	$1,679,835	$—	$15,064,133
Total assets by discontinued segment	—	23,842	—	—	23,842

Shared assets	—	—	—	(2,142,707)	(2,142,707)

Total assets	$12,728,408	$679,732	$1,679,835	$(2,142,707)	$12,945,268
Total liabilities by operating segment	$10,979,340	$1,434,726	$692,338	$—	$13,106,404
Total liabilities by discontinued segment	—	—	—	(819,947)	(819,947)

Shared liabilities	$10,979,340	$1,434,726	$692,338	$(819,947)	$12,286,457

Total capital expenditures by segment	$307,135	$10,874	$18,671	$—	$336,680
Shared capital expenditures	—	—	—	14,523	14,523

Total capital expenditures	$307,135	$10,874	$18,671	$14,523	$351,203

23 Employee benefits

Expense for employee benefits

The expenses recognized for employee benefits are:

	2014	2013	2012
Salaries, benefits and inherent	$620,111	$659,196	$619,265
Pensions – defined benefit plans	18,083	8,048	17,670

	$638,194	$667,244	$636,935

The liabilities recognized for pensions and other employee remunerations in the consolidated statement of financial position are comprised as follows:

	2014	2013
Long-term:
Pensions and seniority premium	$182,003	$178,991
Termination of employment	19,879	19,568

	$201,882	$198,559

The liabilities for employee benefits, short term, are included in the line “Accounts payable and accrued liabilities” in the consolidated statements of financial position, which at December 31, 2014 and 2013 are $17,053 and $23,427, respectively.

Grupo TMM, S.A.B. and Subsidiaries	46

Remunerations on the termination of employment

The seniority premiums and the retirement plan (“pensions”) obligations are based on actuarial calculations using the projected unit credit method. Pension benefits are based mainly on years of service, age, and salary level upon retirement.

The amounts charged to operations include the amortization of the cost of past services over the average time of service remaining. The Company continues with its policy of recognizing actuarial losses and gains for seniority premiums and pensions in the consolidated statement of operations, the actuarial (loss) gain net of taxes for 2014 and 2013 was $2,887 and $(1,158), respectively.

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

The details of the net cost for the period for seniority premiums and termination of employment, and also the basic actuarial estimates for the calculation of these labor obligations is shown as follows:

	2014		2013
	Pensions and seniority premiums	Termination of employment	Pensions and seniority premiums	Termination of employment
Current service cost	$4,944	$(423)	$(8,725)	$3,367
Interest cost	12,185	1,377	12,276	1,130

Net cost for the period	$17,129	$954	$3,551	$4,497

Grupo TMM, S.A.B. and Subsidiaries	47

At December 31, 2013 and 2013, the reserve for pensions and seniority premiums, and also for the termination of employment, is comprised as follows:

	2014		2013
	Pensions and seniority premiums	Termination of employment	Pensions and seniority premiums	Termination of employment
Defined benefit obligations	$183,925	$19,880	$180,184	$19,568
Plan assets	(1,923)	—	(1,193)	—

Total reserve	$182,002	$19,880	$178,991	$19,568

At December 31, 2014 and 2013, the DBO for pensions and seniority premiums, and also for the reserve for termination of employment, are comprised as follows:

	2014		2013
	Pensions and seniority premiums	Termination of employment	Pensions and seniority premiums	Termination of employment
DBO at period start	$180,184	$19,568	$190,109	$23,564
Current service cost	4,944	(423)	(8,725)	3,367
Interest cost	12,185	1,377	12,276	1,130
Benefits paid	(2,340)	—	(8,879)	(7,852)
Benefits paid from plan assets	(9,360)	—	(1,984)	—
Miscellaneous		(26)	(2,613)	(2,058)
Actuarial losses and gains	(1,688)	(616)	—	1,417

DBO at period end	$183,925	$19,880	$180,184	$19,568

The plan assets at December 31, 2014 and 2013 are comprised as follows:

	2014	2013
Value of the fund at year start	$1,193	$1,176
Expected return on assets	583	65
Plan contributions	9,413	1,984
Benefits paid	(9,360)	(2,096)
Actuarial gains	94	64

Value of the fund at year end	$1,923	$1,193

The changes in the pension plan, seniority premium, and termination of employment plan at December 31, 2014 and 2013 are as follows:

	2014	2013
Reserve for obligations at year start	$198,559	$211,143
Total cost for the year	18,083	8,048
Contributions to the plan	(9,413)	(1,984)
Miscellaneous	(93)	(8,869)
Benefits paid charged to the reserve	(2,367)	(10,937)
Provision for severance recognized in equity	(2,887)	1,158

Reserve for obligations at year end	$201,882	$198,559

Grupo TMM, S.A.B. and Subsidiaries	48

The significant actuarial assumptions used for the valuation are:

	2014	2013
Discount rate	8.00%	7.00%
Salary increase rate	4.00%	4.00%
Inflation rate	3.50%	3.50%
Average life expectancy	16.00	13.10

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

At December 31, 2014 and 2013, approximately 10% and 17%, respectively, of the Company’s employees work under collective bargaining agreements that are subject to annual salary reviews and biannually for other compensations. At December 31, 2014 and 2013, Grupo TMM has 1,737 and 1,970 employees, respectively.

The significant actuarial assumptions to determine the defined benefits obligation are the discount rate, the salary increase rate, and the average life expectancy. The calculation of the defined benefits obligation is sensitive to these assumptions. The following table summarizes the effects of changes to these actuarial assumptions on the defined benefits obligations at December 31, 2014:

	1.0% increase	1.0% decrease
Discount rate
(Decrease) increase in the defined benefits obligation	$(8,270)	$9,407

	1.0% increase	1.0% decrease
Salary increase rate
Increase (decrease) in the defined benefits obligation	$9,987	$(8,902)

	One year increase	One year decrease
Average life expectancies
Increase (decrease) in the defined benefits obligation	$5,078	$(4,593)

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

24 Loss per share

The loss per share at December 31, 2014, 2013 and 2012 was calculated based on the weighted average number of shares outstanding during the year. There are no potentially dilutive instruments outstanding, therefore basic and diluted loss per share are the same.

Grupo TMM, S.A.B. and Subsidiaries	49

25 Fair value measurement

Fair value measures for non-financial assets

The non-financial assets and liabilities measured at fair value in the statement of financial position are grouped into three levels of fair value hierarchy. The three levels are defined based on the observability of relevant data for the measuring, as follows:

•	Level 1: quoted prices (without adjustment) in active markets for identical assets and liabilities;

•	Level 2: data other than the quoted prices included in Level 1 that are observable for the asset and liability, either directly or indirectly;

•	Level 3: non-observable data for the asset or liability.

At December 31, 2014 and 2013 non-financial assets measured at fair value are classified in Level 3 of this hierarchy, as described below:

	2014	2013
Level 3
Vessels	$7,609,796	$—
Buildings and facilities	195,201	207,251
Land	872,220	1,338,414

	$8,677,217	$1,545,665

The fair value for the principal vessels and properties of Grupo TMM is estimated based on appraisals prepared by independent naval engineers specializing in sea vessels and artifacts, and also independent, qualified real estate appraisers.

The important information and assumptions are prepared in close collaboration with Management. The valuation processes and changes in the fair value are reviewed by the Administration and Finance Department on the financial reporting date. Additional information on these appraisals follows.

Vessels

As mentioned in Note 3.8, the Company adopted the revaluation or restatement model for all its vessels as of December 31, 2014, as described following:

Offshore vessels and tugboats (Level 3)

The fair values for the offshore vessels and tugboats are estimated using a market focus that reflects the recent market prices observed for comparable vessels and incorporates adjustments for factors specific to the vessel in question, principally including those related to dimensions, capacity, propulsion power, and vessel age. The adjustments incorporated depend on the characteristics of each vessel.

The most significant information used, which is not observable, is the adjustment for factors specific to the vessels. The magnitude and direction of this adjustment factor depends on the characteristics of observable market transactions for similar vessels used as the end point for the appraisal. Although this information is subjective, Management considers that the global appraisal will not be materially affected by reasonably possible alternatives.

Grupo TMM, S.A.B. and Subsidiaries	50

Tanker and specialized vessels (Level 3)

The fair values for tanker and specialized vessels are estimated based on revenue that capitalizes the estimated revenue cash flows from the leasing of vessels net of operating costs projected, using an appropriate discount rate that reflects the required performance for similar assets. Cash flows are calculated based on the average of international charter rates and operating costs (including maintenance), and also the historical utilization level. The value of vessels is sensitive to changes in these variables.

The most significant information, which is not observable, is the value of the estimated daily rates, the assumptions for the percentage of utilization and the discount rate. The fair value increases if the estimated daily rates and the percentage of utilization increase or if the discount rate (market yields) decreases. The appraisals in general are sensitive to these three assumptions.

Management believes that the range of reasonably possible alternatives is greater for the value of the rates and the percentage of use, and also that there is a correlation between these factors.

The information used for the appraisal at December 31, 2014 was:

	Tanker vessels	Specialized vessels
Daily rate or fee	16,971	52,985
Average percentage of utilization	93%	98%
Discount rate	7.06%	7.18%

Buildings, facilities and land (Level 3)

The valuation was prepared based on a market focus that reflects the prices observed on recent market transactions involving similar properties and incorporates adjustments for factors specific to the property in question, including land size, location, attachments, and current use. In 2013, year of the last valuation, an average positive adjustment of 8% was incorporated for these factors.

The most significant information used, which is not observable, is the adjustment for factors specific to the properties in question. The magnitude and direction of this adjustment depends on the characteristics of observable market transactions for similar properties used as the end point for the valuation. Although this information is subjective, Management considers that the global valuation will not be materially affected by reasonably possible alternatives.

At December 31, 2014 and 2013, the reconciliation between the carrying amounts of non-financial assets classified within level 3 is as follows:

	Vessels	Buildings and facilities
Balance at January 1, 2014	$6,495,241	$1,545,665
Amount recognized in other comprehensive income	1,352,710	—
Amount recognized in statements of operations	(380,685)	—

	972,025	—

Additions and disposals, net	67,253	(466,194)

Balance at December 31, 2014	$7,534,519	$1,079,471

Grupo TMM, S.A.B. and Subsidiaries	51

	Vessels	Buildings and facilities
Balance at January 1, 2013	$6,328,079	$1,410,110
Amount recognized in other comprehensive income	—	135,359

	—	135,359

Additions and disposals, net	167,162	196

Balance at December 31, 2013	$6,495,241	$1,545,665

At December 31, 2014 and 2013, there were no effects from unrealized gains from fair value measurements.

Financial instruments measured at amortized cost disclosing fair value

See Note 14.

26 Financial instruments risk

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

Grupo TMM’s policy is to manage its interests cost by using a combination of a fixed and variable rate of debts. In order to manage this combination with an efficient cost, Grupo TMM enters into interest rate swaps, where it commits to interchanging, at determined intervals, the difference between the fixed interest rate and the variable interest rate at amounts that are calculated in reference to an agreed theoretical amount of principal, through agreements in which Grupo TMM receives the difference in excess of the maximum interest rate determined in the contracts. This exchange is aimed to cover for the underlying debt obligations.

Grupo TMM, S.A.B. and Subsidiaries	52

Currency risk

The monetary position for Grupo TMM may be materially affected by variances in the exchange rate between the US dollar and the Mexican peso due to the Company’s significant operations in Mexico. The Group does not cover this exposure. The Group minimizes its exposure effects in foreign currency by contracting financial debt in Mexican pesos. In July 2010, the Company issued Trust Certificates for approximately $10,500,000.

Grupo TMM also faces transactional currency exposure. This exposure derives from sales and acquisitions made in currencies other than Mexican pesos, Grupo TMM’s functional currency. At December 31, 2014 and 2013, approximately 70% and 60%, respectively, of Grupo TMM’s sales are denominated in US dollars, while approximately 28% of the costs and expenses for both years are denominated in US dollars.

At December 31, 2014 and 2012, the Company held monetary assets and liabilities denominated in foreign currencies other than the Mexican peso, translated at the corresponding interbank exchange rate as related to the Mexican peso, as follows:

	2014		2013
	US $	Other currencies	US $	Other currencies
Assets	$1,722,306	$1,444	$716,763	$4,603
Liabilities	(1,355,313)	(10,591)	(985,968)	(7,189)

	$366,993	$(9,147)	$(269,205)	$(2,586)

At December 31, 2014 and 2013, the exchange rate was Ps14.7348 and Ps13.0652 per US dollar, respectively.

At April 10, 2015, release date of the consolidated financial statements, the net position in US dollars, unaudited, was similar to that at December 31, 2014, and the exchange rate was Ps15.0554 per dollar.

Sensitivity analysis

The following table shows for the years ended December 31, 2014 and 2013, the sensitivity in operations associated with to the financial assets and liabilities of Grupo TMM and the exchange rate; US dollar (USD)/peso “considering that the rest of the conditions remain unchanged”. Assuming a variance of +/- 12.86% for 2014 and +/- 2.95% for 2013 in the peso/USD exchange rate. This percentage was determined based on the volatility of the average exchange rate market over the past 12 months. The sensitivity analysis is based on financial instruments in foreign currency held by Grupo TMM on the reporting date.

If the peso had strengthened or weakened against the USD by 12.86% for 2014 and 2.95% for 2013, this would have had the following impact on the monetary position:

Grupo TMM, S.A.B. and Subsidiaries	53

	2014		2013
	12.86% increase in the exchange rate	12.86% decrease in the exchange rate	2.95% increase in the exchange rate	2.95% decrease in the exchange rate
Assets in US dollars	$221,410	$(221,410)	$21,145	$(21,145)
Assets in other currencies	182	(182)	136	(136)
Liabilities in US dollars	(174,232)	174,232	(29,086)	29,086
Liabilities in other currencies	(1,362)	1,362	(212)	212

	$45,998	$(45,998)	$(8,017)	$8,017

The exposure to exchange rates varies during each year, depending on the volume of overseas operations or in foreign currency; however, the above analysis is considered representative of Grupo TMM’s exposure to currency risk.

Interest rate risks

Grupo TMM’s exposure to the risk of changes in market interest rates is related principally to the long-term debt obligations of Grupo TMM at a variable interest rate.

Grupo TMM’s policy is to obtain fixed rated instruments on its loans and, when a loan has a variable interest rate, the Company’s policy is to obtain all needed derivative financial instruments in order to fix this rate. At December 31, 2014, the Company has $568.0 and $11,102.1 million pesos of debt contracted on fixed and variable rates, respectively. At December 31, 2013, the debt contracted on fixed and variable rates was $531.1 and $11,085.7 million pesos, respectively.

The variable portion of the debt is associated with the Trust Certificates for an original amount of $10,500,000. The Company has an interest rate CAP which allows for the Issuer Trust’s maximum payable rate to be 10.80% per annum during the first 4 years of the offering. At the beginning of 2013, the Company extended the CAP for the period from August 2013 to August 2014, under which the maximum rate payable is 10.80%. In addition, in January 2014, the Company again extended the CAP for the period from August 2014 to August 2015, under which the maximum rate payable is 9.80%.

Sensitivity analysis

The following table illustrates the sensitivity in operations at December 31, 2014 and 2013 to a reasonably possible change in the interest rates of +/- 1%. These changes are considered to be reasonably possible based on the current market conditions. The calculations are based on a variance in the average market interest rate for each period and the financial instruments on the reporting date that are sensitive to variances in the interest rates. The rest of the variables remain constant.

	2014		2013
	+1% variance	-1% variance	+1% variance	-1% variance
Profit or loss for the year	$(2,394)	$2,403	$(3,933)	$4,002

The impact shown in the above sensitivity is considered the same both in the results of operations and in stockholders’ equity.

Grupo TMM, S.A.B. and Subsidiaries	54

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

Some of the unimpaired accounts receivable are in arrears on the reporting date, shown as follows:

	2014	2013
Up to 3 months	$36,184	$1,297
Up to 4 months	33,289	11,052
More than 4 months	42,226	15,501

	$111,699	$27,850

Regarding customers and other accounts receivable, Grupo TMM is not exposed to any significant problem of credit risk with any counterpart, either individually or as a group with similar characteristics. Based on historical information on the rate of default, Management considers the credit quality of the accounts receivable that are not in arrears or impaired, to be good.

Concentration of risk

For the years ended December 31, 2014 and 2013, the Company earned revenue from PEMEX Exploration and Production and PEMEX Refining, representing 41% and 7% of the Company’s total revenue, and also 39% and 10%, respectively; no other customer represents more than 5% of the Company’s total revenue. Company permanently monitors the industry development in which its major clients operate; including significant key indicators such as oil prices, to consider it in the process of recognition and measurement of assets and liabilities in the consolidated financial statements.

The Company assesses the financial situation of its customers and has an allowance for doubtful accounts if needed.

Liquidity risk

The goal of Grupo TMM is to maintain a balance between the continuity of loans and flexibility through the use of bank loans and securitizations. At December 31, 2014 and 2013, only 8% and 3%, respectively, of Grupo TMM’s financial liabilities are due within the next 12 months.

Grupo TMM, S.A.B. and Subsidiaries	55

At December 31, 2014 and 2013, the financial liabilities of Grupo TMM have contractual maturities (including interest payments as applicable) are summarized as follows:

	Current		Non-Current
	In 6 months	6 to 12 months	1 to 4 years	More than 4 years
At December 31, 2014
Trade payables	$—	$371,583	$—	$—
Accounts payable and accrued expenses	—	612,862	—	—
Financial debt	357,422	561,216	155,781	9,913,776

	$357,422	$1,545,661	$155,781	$9,913,776

At December 31, 2013
Trade payables	$—	$241,923	$—	$—
Accounts payable and accrued expenses	—	510,397	—	—
Financial debt	131,253	505,299	355,226	9,898,841

	$131,253	$1,257,619	$355,226	$9,898,841

The above amounts reflect the contractual cash flows without discount, which may differ from the values registered in the liabilities on the reporting date.

Dissolution of the Company risk

Under the Corporation and Commercial Partnership Law, when a company has accumulated losses of more than two thirds its equity capital, the dissolution of the company needs to be approved by its stockholders during an Extraordinary General Meeting. Stockholders representing at least 33% of the stockholder capital can ask the Board of Directors to call an Extraordinary General Stockholders’ Meeting to discuss the dissolution of the company, but this is not mandatory. Company stockholders can approve any corporate strategy to address cumulative losses.

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

As of April 30, 2015, the company had not received any request for an Extraordinary Shareholders Meeting concerning the accumulated losses of the Company, nor had the Company received notice of any request to judicial authorities to declare dissolution of the Company

27 Capital management policies and procedures

Grupo TMM’s capital management goal is to ensure the capacity of Grupo TMM to continue as a going concern and to provide its stockholders with an appropriate return on their investment. The Company monitors capital based on the carrying value plus its financial debt.

Grupo TMM, S.A.B. and Subsidiaries	56

The Company sets its capital amount proportionate to its overall financing structure, meaning, the capital and financial liabilities that are not loans. Grupo TMM manages the capital structure and makes adjustments in light of changes in the economic conditions and the associated risks of the underlying assets. In order to maintain or adjust the capital structure, Grupo TMM may adjust the amount of capital reimbursements to stockholders, or issue new shares or sell assets to reduce its financial debt.

At December 31, 2014 and 2013, the capital management is summarized as follows:

	2014	2013
Stockholders’ equity	$637,545	$200,983
Cash and cash equivalents	(332,873)	(405,284)

Capital	$304,672	$(204,301)

Stockholders’ equity	$637,545	$200,983
Total financial debt	10,988,195	10,890,619

General financing	$11,625,740	$11,091,602

Ratio of total debt to stockholders’ equity	2.62	(1.80)

28 Commitments and contingencies

Commitments

a) Concession fees

Pursuant to the concessions under the port and tugboat services are operated, the Company is required to make fixed and variable monthly payments. These payments totaled $8,707 and $8,563 in 2014 and 2013, respectively.

Contingencies

b) RPS Claim

On August 7, 2007, Transportación Marítima Mexicana, S.A. de C.V. (“TMM”) filed a claim for arbitration against Refined Product Services (“RPS”) for US$50 thousand (approximately $736.7), for various expenses incurred by TMM due to the delay of the re-delivery of the tanker vessel Palenque.

On October 19, 2007, RPS filed a countersuit for US$3.0 million (approximately $44,204), for alleged faults and lack of maintenance involving the tanker vessel Palenque, and also consequential damages for having lost a contract while the vessel was being repaired.

TMM’s position against this countersuit is strong, as there are sufficient elements and arguments for defense, also the amount claimed by RPS would appear to be excessive and for non-supported issues.

c) Mutual claims between WWS and TMM

In December 2007, Transportación Marítima Mexicana, S.A. de C.V. (“TMM”) and Worldwide Services, Lyd. (“WWS”) filed claims against each other; TMM for US$342,500 (approximately $5,047), for fuel and low performance of the vessel Veracruz A and WWS for US$1.3 million (approximately $19,155), claiming, mainly, an over-performance of the same vessel.

Company Management believes it has strong arguments to support the claim and to defend its position on the arbitration.

Grupo TMM, S.A.B. and Subsidiaries	57

d) Mutual loans between Pacific Richfield Marine Pte. Ltd. (“PRM”) and Grupo TMM

During 2014, all arbitration proceedings brought against Pacific Richfield Marine (“PRM”) were concluded unfavorably against Grupo TMM, involving the breach of two Purchase Agreements for the acquisition of two vessels. Grupo TMM lost the right to recover the deposit of US$5.2 million (approximately $76,621). The Company has reserved this amount since 2011.

e) SSA vs. GTMM – Arbitration

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

On December 22, 2014, the Court entered final ruling absolving Grupo TMM.

f) ADEMSA secured Certificates of Deposit

During 2011 and 2010, ADEMSA issued secured Certificates of Deposit in favor of various financial institutions, goods and/or amounts consigned thereto, which, as a result of the defaults by the producers and on exercising the right conferred by the Certificates, filed claim against ADEMSA for compliance with the obligations to deliver goods covered or payment of the amounts secured.

At December 31, 2014 and 2013, the Company holds a reserve of $67,313 and $106,285, respectively, to settle the ADEMSA obligations, and also in these years, payments were made to financial institutions for $38,972 and $11,715, respectively. At December 31, 2014 and 2013, this reserve includes the liability related to non-current assets available for sale.

g) Termination of the Consolidation Regimen

On February 13, 2014, the Company filed an indirect amparo (writ of relief) against various provisions related to the disappearance of the regimen of fiscal consolidation, offering arguments to demonstrate the unconstitutionality of various provisions violating the guarantees of proportionality, legality, and legal certainty, and also various human rights recognized by the Mexican Constitution and in international treaties to which Mexico is party.

Given the diversity of procedures in the tax laws to determine the effects of deconsolidation required by these, and also the various criteria to be used, and the possible results of the acts contested in the amparo, no disclosure is made regarding deconsolidation as there is no certainty as to the application of a specific procedure. The foregoing in order to not hold as accepted any of the procedures established in the tax reforms, and which could negatively affect the interests of the Company in the amparo case.

This suit was remitted to the Eighth District Court on Administrative Matters in Mexico City for study and resolution. The Company filed a complaint against the decision of the District Court arguing that this implied an audit without holding the relevant powers. The Collegiate Court found in favor of the Company.

Grupo TMM, S.A.B. and Subsidiaries	58

Subsequently, the case was remitted to the First District Court of the Auxiliary Center of the First Region, and the decision of the First District Court to ender final ruling. Company Management expects the decision to be favorable.

h) Other legal proceedings

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

i) Operations with related parties

Under the Income Tax Law, companies that conduct operations with related parties, nationals or non-residents, are subject to fiscal limitations and obligations regarding the determination of the prices negotiated, as these must be comparable to those that would be used with or between independent parties on similar operations.

In the event the tax authorities were to review the prices and reject the amounts determined, they may demand, in addition to the taxes and accessory charges corresponding (adjustments and surcharges), fines on omitted taxes, which could be for up to 100% of the adjusted tax amount.

The Company has significant transactions and relations with related parties, for which the Company holds documentation that confirms the terms of these transactions were conducted in 2013 similarly to transactions between unrelated parties. The Company and its subsidiaries are in the process of completing this study for 2014.

j) Other legislation

Grupo TMM and Subsidiaries are subject to the laws and ordinances of other countries, as well as international regulations governing maritime transportation and the observance of safety and environmental regulations.

29 Subsequent events

On February 16, 2015, the Settlors, through the Issuer Trust and on prior confirmation by the Common Representative, paid the interest on the ninth coupon on the Trust Certificates in the amount of $312,433, capitalizing 25% of the interest for $78,108, and paying $234,325, equal to 75% of the interest due.

30 Authorization of the consolidated financial statements

The accompanying consolidated financial statements were authorized and approved for issue by Board of Directors and the General Stockholders’ Meeting on April 28 and April 30, 2015, respectively.

Grupo TMM, S.A.B. and Subsidiaries

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRUPO TMM, S.A.B.

By:	/s/ Carlos Pedro Aguilar Mendez
Carlos Pedro Aguilar Mendez
Chief Financial Officer

Date: April 30, 2015