Form 20-F
period 2015-12-31
GRUPO TMM SAB
filed 2016-05-02
CIK 1163560

SECURITIES AND EXCHANGE COMMISSION

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

14010 México City, México

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

Selected Financial Data

The following table sets forth our selected financial data. The financial information presented for the fiscal years ended December 31, 2011, 2012, 2013, 2014 and 2015 was derived from our Audited Consolidated Financial Statements, of which the financial statements for each of the years ended December 31, 2013, 2014, and 2015 are contained elsewhere herein. The Financial Statements have been prepared in accordance with IFRS as issued by the IASB.

The following data presents selected consolidated financial information of the Company and should be read in conjunction with, and is qualified in its entirety by reference to, the Financial Statements of the Company, including the Notes thereto, also included in this Form 20-F, and to Item 5. “Operating and Financial Review and Prospects.”

GRUPO TMM, S.A.B. AND SUBSIDIARIES

SELECTED CONSOLIDATED FINANCIAL DATA UNDER IFRS

(in millions of Pesos, except per share data)

	Year Ended December 31,
	2015	2014	2013	2012	2011
CONSOLIDATED INCOME STATEMENT DATA (a):
Transportation revenues	$3,128.8	$2,832.4	$2,838.5	$2,592.2	$2,514.3
Income on Transportation before loss from revaluation of vessels	351.7	377.6	353.3	312.5	386.3
Loss from revaluation of vessels(b)	29.4	255.5	—	—	—
Income on Transportation	322.3	122.1	353.3	312.5	386.3
Other Income (Expense) — Net(c)	186.0	356.8	64.0	(32.6)	(54.5)
Operating Income	508.3	478.9	417.3	279.8	331.8
Interest Income	21.4	23.6	37.9	49.6	43.8
Interest Expense	799.8	855.0	942.8	981.4	1,038.3
Exchange Gain (Loss)(d)	15.7	(66.3)	4.4	44.9	1,160.1
(Loss) Income before provision for Income Taxes	(254.5)	(418.8)	(483.3)	(607.1)	497.4

	Year Ended December 31,
	2015	2014	2013	2012	2011
Provision for Income Taxes	(698.5)	(4.7)	(4.7)	(8.8)	(12.0)
(Loss) Income from continuing operations	(952.9)	(423.5)	(487.9)	(615.8)	485.4
Loss from discontinued operations	(65.9)	(91.0)	(63.5)	(165.3)	(293.8)
Net (Loss) Income	(1,018.9)	(514.5)	(551.4)	(781.1)	191.6
Attributable to Non-controlling interest	(2.3)	2.4	4.9	5.3	12.5
Attributable to stockholders of Grupo TMM, S.A.B.	(1,016.6)	(516.9)	(556.4)	(786.5)	179.0
(Loss) Earnings per Share from continuing operations(e)	(9.326)	(4.145)	(4.775)	(6.027)	4.750
Loss per Share from discontinued operations(e)	(0.645)	(0.890)	(0.621)	(1.617)	(2.875)
(Loss) Earnings per Share from Net Income (Loss)(e)	(9.971)	(5.035)	(5.396)	(7.644)	1.875
(Loss) Earnings per Share attributable to stockholders of Grupo TMM, S.A.B.(e)	(9.949)	(5.059)	(5.445)	(7.697)	1.752
Book value per Share(f)	3.586	5.571	1.335	5.864	14.339
Weighted Average Shares Outstanding (000s)	102,183	102,183	102,183	102,183	102,176
BALANCE SHEET DATA (at end of period):
Cash and cash equivalents	$1,045.4	$743.1	$895.0	$1,089.0	$1,075.7
Total Current Assets	2,607.4	2,806.1	1,954.3	2,029.5	2,025.3
Property, machinery and equipment – Net	9,553.1	9,052.9	9,053.1	9,716.7	10,012.7
Concessions – Net	20.8	24.6	28.4	32.2	35.9
Total Assets	12,416.1	12,924.3	12,179.4	12,945.3	13,279.0
Current portion of financial debt	684.7	918.6	636.6	332.6	239.8
Long-term financial debt	9,995.5	10,069.6	10,254.1	10,491.2	10,255.8
Capital stock	2,169.9	2,169.9	2,169.9	2,169.9	2,169.9
Stockholders’ Equity attributable to Stockholders of Grupo TMM, S.A.B.	366.4	569.3	136.4	599.2	1,465.1
Non-controlling equity interest in subsidiaries	65.4	68.3	64.6	59.6	54.3
Total Stockholders’ Equity	431.8	637.6	201.0	658.8	1,519.4
OTHER DATA:
Incremental Capital Investments(g)	$101.9	$227.2	$290.8	$351.2	$191.1
Depreciation and Amortization	671.1	855.3	585.6	566.9	640.5
Net cash provided by (used in):
Operating activities(h)	612.0	755.1	882.3	940.8	810.0
Investing activities	790.9	(122.8)	(208.7)	(344.8)	(218.4)
Financing activities	(1,164.1)	(800.9)	(868.1)	(570.0)	(1,268.0)

(a)	As of July 2013, Grupo TMM sold 100% of its interest in its truck transportation and haul-away trailers business. Accordingly, as of such date Grupo TMM has categorized this business as a discontinued operation and has excluded it from the consolidated income statement data. See Note 19 to the accompanying Audited Consolidated Financial Statements.
(b)	As of January 1, 2014, the Company has applied a revaluation model for its vessels pursuant to IAS 16 “Property, Plant and Equipment.” In accordance with this provision, the revalued model for most of the Company’s vessels is determined by market values calculated by external professional appraisers and other valuation techniques. The frequency of these revaluations will be based on changes in fair values, i.e., when these values differ materially from their book values. In accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors,” the implementation of this model is recognized prospectively. See Note 3.7 to the accompanying Audited Consolidated Financial Statements.
(c)	See quantification of items in “Other Expenses (Income) Integration” table below.
(d)	In 2011 the Company’s functional currency was Dollars. See Note 3.3 to the accompanying Audited Consolidated Financial Statements.
(e)	As of December 31, 2011, 2012, 2013, 2014 and 2015 the number of Shares outstanding was 102,182,841.
(f)	Book value per Share: results from dividing total shareholders’ equity attributable to stockholders of Grupo TMM by the outstanding Shares at the end of each period.
(g)	See Item 5. “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures and Divestitures.”
(h)	Commencing 2015, restricted cash is included as a part of the cash and cash equivalents line item. See Note 5 to the accompanying Audited Consolidated Financial Statements. Such inclusion has an effect on cash flows from operating activities disclosed in the consolidated statements of cash flow for all fiscal years reported.

GRUPO TMM S.A.B. AND SUBSIDIARIES

SELECTED CONSOLIDATED OPERATING DATA

(in millions of Pesos)

	Year Ended December 31,
	2015	2014	2013	2012	2011
TRANSPORTATION REVENUES:
Maritime Operations (a)	2,770.9	2,488.3	2,455.3	2,188.8	2,133.4
Logistics Operations (b)	169.7	162.0	219.2	249.7	210.5
Ports and Terminals Operations (c)	114.2	114.9	113.4	101.2	123.7
Other business (d)	74.0	67.2	50.6	52.5	46.7

Total	$3,128.8	$2,832.4	$2,838.5	$2,592.2	$2,514.3

INCOME ON TRANSPORTATION(e):
Maritime Operations	521.9	526.8	517.8	442.9	518.9
Logistics Operations	27.4	26.4	40.7	58.6	38.9
Ports and Terminals Operations	7.6	4.7	0.2	(3.8)	27.8
Shared corporate costs	(205.2)	(180.3)	(205.4)	(185.2)	(199.3)

Total	$351.7	$377.6	$353.3	$312.5	$386.3

OTHER INCOME (EXPENSE):
Proceeds from the sale of subsidiaries	185.3	358.1	8.1	—	(2.5)
Cancellation of provisions	5.9	16.7	9.8	—	54.5
Reserve for fiscal resolution cost	—	—	—	(100.0)	—
Reserve for prepayment and arbitration expenses	—	—	(13.1)	(6.8)	(83.6)
Amortization of non-competition rights	—	—	—	(22.8)	(25.6)
Gain on the purchase of Inmobilaria Dos Naciones	—	—	—	74.2	—
Dividends received from Comercializadora y Distribuidora Milgret	—	—	—	23.4	—
Taxes recovered, net of expenses incurred	—	—	42.0	—	—
Other – Net	(5.2)	(18.0)	17.2	(0.6)	2.7

Total	$186.0	$356.8	$64.0	$(32.6)	$(54.5)

(a)	Maritime Operations primarily consist of offshore vessels, product tankers, parcel tankers, tugboats and shipyard.
(b)	Logistics Operations consist of container maintenance and repair, automotive services and intermodal terminal operations.
(c)	Ports and Terminals Operations consist of a port in Acapulco, Mexico, a terminal at Tuxpan, Mexico, loading and unloading operations at the port of Tampico, Mexico, and the operation of shipping agencies at various ports in Mexico.
(d)	Represents certain new businesses which are in the development process.
(e)	Income on Transportation before loss on revaluation of assets.

Average Shares Outstanding

Income per Share is calculated based on the average number of Shares outstanding in each relevant year. The average number of Shares outstanding in 2011 was 102,176,138, in 2012, 2013, 2014 and 2015 was 102,182,841. See Item 4. “Information on the Company — History and Development of the Company” and Item 9. “The Offer and Listing — Share Repurchase Program.”

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

Exchange Rates

We maintain our financial records, including our tax records, in Pesos. The amounts in Dollars are converted to the Peso equivalent using the prevailing exchange rate. In 2015, approximately 75% of our net consolidated revenues and 28% of our operating costs and expenses were generated or incurred in Dollars. The remainder of our net consolidated revenues and operating expenses were generated or incurred in Pesos.

The following table sets forth the high, low, average and period-end noon buying rates for Pesos reported by Banco de México (the “Noon Buying Rate”) expressed as Pesos per U.S. dollar for the periods indicated below.

	Exchange Rates
Year Ended December 31,	High(1)	Low(1)	Average(2)	End of Year(3)
2011	14.24	11.50	12.43	13.95
2012	14.39	12.63	13.17	12.99
2013	13.44	11.98	12.76	13.07
2014	14.79	12.85	13.30	14.73
2015	17.38	14.56	15.87	17.34

	Exchange Rates
Monthly,	High(4)	Low(4)	Average(5)	End of Month(6)
Year 2015 and 2016
October 2015	16.91	16.40	16.58	16.62
November 2015	16.87	16.42	16.63	16.58
December 2015	17.38	16.51	17.04	17.34
January 2016	18.61	17.25	17.98	18.29
February 2016	19.18	18.06	18.47	18.17
March 2016	18.10	17.25	17.66	17.25
April(7)	17.89	17.24	17.51	17.43

(1)	The highest and lowest of the Noon Buying Rates for the Peso per U.S. dollar reported by Banco de México on the last business day of each month during the relevant year.
(2)	The average of the Noon Buying Rates on the last day of each month during the relevant year.
(3)	The Noon Buying Rates on the last day of each relevant year.
(4)	The highest and lowest of the Noon Buying Rates of each day in the relevant month.
(5)	The average of the Noon Buying Rates of each day in the relevant month.
(6)	The Noon Buying Rates on the last day of each relevant month.
(7)	Through April 27, 2016.

On April 27, 2016, the Noon Buying Rate was Ps. 17.4298 = US$1.00 (equivalent to Ps. 1.00 = US$0.0574).

Risk Factors

Risks Relating to our Indebtedness

Our substantial indebtedness could adversely affect our financial condition and impair our ability to operate our business, and we may not be able to pay the interest on and principal amount of our indebtedness.

As of March 31, 2016, Grupo TMM’s total debt amounted to $10,802.2 million, which includes $9,923.3 million under our Mexican Peso-Denominated Trust Certificates Program (the “Trust Certificates Program”), $754.9 million of bank debt owed to several different banks and $124.0 million owed to non-institutional lenders; of this debt, $524.6 million is short-term debt, and $10,277.6 million is long-term debt. Under IFRS, transaction costs in connection with financings are required to be presented as debt.

As of December 31, 2015, Grupo TMM’s total debt amounted to $10,680.2 million, which includes $9,752.6 million under our Trust Certificates Program, $788.2 million of bank debt owed to several different banks, and $139.5 million that non-institutional lenders; of this debt, $684.7 million was short-term debt, and $9,995.5 million was long-term debt.

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

As of March 31, 2016, approximately 93% of our debt was denominated in pesos. As of the date of this Annual Report, we do not generate sufficient revenue in pesos from our operations to service all of our peso-denominated debt. Consequently, we have to use revenues generated in dollars to service our peso-denominated debt. A devaluation or depreciation in the value of the dollar, compared to the Mexican peso, could adversely affect our ability to service our debt. During 2015, the Mexican peso had depreciated approximately 17.7% against the dollar. From January 1 through March 31, 2016, the Mexican peso had depreciated approximately 0.5% against the dollar.

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

Additionally, the Mexican Bankruptcy Act (Ley de Concursos Mercantiles) provides that any third party with legal interest may request the judicial authorities to declare the dissolution of the company. A third person is considered to have a legal interest to request dissolution if the person is a creditor of the company and (i) the company has failed continuously with its payment obligations to the third person and the amount of the failure represents at least 35% of all the obligations of the company, and (ii) the company does not have sufficient assets to satisfy at least 80% of the payment obligations in respect of which it has failed to make the required payments at the time of the request.

Although Grupo TMM improved its operating income in 2011, it incurred a net loss in 2012, 2013, 2014 and 2015. Our ability to continue as a going concern is subject to our ability to generate sufficient profits and/or obtain necessary funding from outside sources and there can be no assurance that we will be able to generate such profits or obtain such funding.

As of April 27, 2016, the company had not received any request for an Extraordinary Shareholders Meeting concerning the accumulated losses of the Company, nor had the Company received notice of any request to judicial authorities to declare a dissolution of the Company.

If our time charter arrangements are terminated or expire, our business could be adversely affected.

As of March 31, 2016, we had one product tanker on time charter to NT Tankers, one product tanker on time charter to PMI Trading, Limited (“PMI”), one product tanker that was on time charter to PEMEX Refinación (“PER”) and PEMEX Exploración y Producción (“PEP”), and 20 offshore vessels on time charter to PEP. PER, PMI and PEP are subsidiaries of Petróleos Mexicanos, the national oil company of Mexico (“PEMEX”). In addition, as of March 31, 2016, we had three offshore vessel chartering agreements with private operators in the spot market with time periods ranging from one to two years, and three vessels without a contract. In the event that our time charter arrangements are terminated or expire without being renewed, we will be required to seek new bareboat or time charter arrangements for these vessels. We cannot be sure that bareboat or time charters will be available for the vessels following termination or expiration, or that bareboat or time charter rates in effect at the time of such termination or expiration will be comparable to those in effect under the existing time charters or in the present market. In the event that bareboat or time charters are not available on terms acceptable to us, we may use those vessels in the spot market. Because charter rates in the spot market are subject to greater fluctuation than longer term bareboat or time charter rates, any failure to maintain existing, or enter into comparable, charter arrangements could adversely affect our operating results.

Our results from operations are dependent on fuel expenses.

Our parcel tanker operations consume significant amounts of energy and fuel, the cost of which has fluctuated significantly worldwide in recent years. With respect to our other operations, our customers pay for the fuel consumption. We currently meet, and expect to continue to meet, our fuel requirements almost exclusively through purchases at market prices from PEMEX, a government-owned entity responsible for the distribution and sale of diesel fuel, maritime diesel oil and bunker fuel in Mexico. In addition, instability caused by imbalances in the worldwide supply and demand of oil may result in increases in fuel prices. Our fuel expense represents a significant portion of our operating expenses in our parcel tanker operations, and there may be increases in the price of fuel that cannot be hedged or transferred to the final user of our transportation services. We cannot assure you that our operations would not be materially adversely affected in the future if energy and fuel costs increase from current levels.

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

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of a vessel may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage. Although our current fleet of 41 vessels had an average age of approximately 13.39 years as of March 31, 2016, we cannot assure you that, as our vessels age, market conditions will justify such expenditures or will enable us to profitably operate our vessels during the remainder of their expected useful lives.

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

We maintain insurance to cover the risk of partial or total loss of or damage to all of our assets including, but not limited to, harbor and seagoing vessels, port facilities, port equipment, land facilities and offices. In particular, we maintain marine hull and machinery and war risk insurance on our vessels, which covers the risk of actual or constructive total loss. Additionally, we have protection and indemnity insurance for damage caused by our operations to third persons. With certain exceptions, we do not carry insurance covering the loss of revenue resulting from a downturn in our operations or resulting from vessel off-hire time on certain vessels. In certain instances, and depending on the ratio of insurance claims to insurance premiums paid, we may choose to self-insure our over-the-road equipment following prudent guidelines. We cannot assure you that our insurance would be sufficient to cover the cost of damages suffered by us or damages to others, that any particular claim will be paid or that such insurance will continue to be available at commercially reasonable rates in the future.

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

Our international parcel tanker transportation services rendered in the Gulf of Mexico and our coastwise product tanker business rendered in both the Gulf of Mexico and in the Pacific Ocean provide services to transport petrochemical products and refined clean and dirty petroleum products, respectively. See Item 4. “Information on the Company — Business Overview — Maritime Operations.” Under the United States Oil Pollution Act of 1990 (“OPA” or “OPA 90”), responsible parties, including ship owners and operators, are subject to various requirements and could be exposed to substantial liability, and in some cases unlimited liability, for removal costs and damages, including natural resource damages and a variety of other public and private damages resulting from the discharge of oil, petroleum or related substances into the waters of the United States. In some jurisdictions, including the United States, claims for spill clean-up or removal costs and damages would enable claimants to immediately seize the ships of the owning and operating company and sell them in satisfaction of a final judgment. The existence of comparable statutes enacted by individual states of the United States, but requiring different measures of compliance and liability, creates the potential for similar claims being brought in the United States under state law. In addition, several other countries have adopted international conventions that impose liability for the discharge of pollutants similar to OPA. If a spill were to occur in the course of operation of one of our vessels carrying petroleum products, and such spill affected the waters of the United States or another country that had enacted legislation similar to OPA, we could be exposed to substantial or unlimited liability. Additionally, our vessels carry bunkers (ship fuel) and certain goods that, if spilled, under certain conditions, could cause pollution and result in substantial claims against us, including claims under international laws and conventions, OPA and other U.S. federal, state and local laws. Further, under OPA and similar international laws and conventions, we are required to satisfy insurance and financial responsibility requirements for potential oil spills and other pollution incidents. Penalties for failure to maintain the financial responsibility requirements can be significant and can include the seizure of the vessel.

Our vessels must also meet stringent operational, maintenance and structural requirements, and they are subject to rigorous inspections by governmental authorities such as the U.S. Coast Guard for those vessels, which operate within U.S. territorial waters. Non-compliance with these regulations could give rise to substantial fines and penalties.

We could have liability with respect to contamination at third-party facilities in the United States where we have transported hazardous substances or wastes under the U.S. Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA” or “Superfund”) and comparable state laws (known as state Superfund laws). CERCLA and the state Superfund laws impose joint and several liability for the cost of investigation and remediation, natural resources damages, certain health studies and related costs, without regard to fault or the legality of the original conduct, on certain classes of persons with respect to the release into the environment of certain substances. These persons, commonly called “potentially responsible parties” or “PRPs,” include the current and certain prior owners or operators of and persons that arranged for the disposal or treatment of hazardous substances at sites where a release has occurred or could occur. In addition, other potentially responsible parties, adjacent landowners or other third parties may initiate cost recovery actions or toxic tort litigation against PRPs under CERCLA or state Superfund law or state common law.

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

As of March 31, 2016, we had 1,779 employees, approximately 13% of whom were unionized. The compensation terms of the labor agreement with these employees are subject to renegotiation on an annual basis and all other terms are renegotiated every two years. If we are not able to negotiate these provisions favorably, strikes, boycotts or other disruptions could occur, and these potential disruptions could have a material adverse effect on our financial condition and results of operations and on our ability to meet our payment obligations under our financing arrangements.

Continuing world tensions, including as the result of wars, other armed conflicts and terrorist attacks could have a material adverse effect on our business.

Continuing world tensions, including those relating to the Middle East, North Korea, Russia and the Ukraine, as well as terrorist attacks in various locations and related unrest, have increased worldwide political and economic instability and depressed economic activity in the United States and globally, including the Mexican economy. The continuation or escalation of existing armed hostilities or the outbreak of additional hostilities as a consequence of further acts of terrorism or otherwise could cause a further downturn and/or significant disruption to the economies of the United States, Mexico and other countries. The continued threat of terrorism within the United States and abroad and the potential for military action and heightened security measures in response to such threat may cause significant disruption to commerce throughout the world, including restrictions on cross-border transport and trade. Furthermore, the Mexican government’s efforts to combat illegal drug cartels have caused public safety issues that may hinder Mexico’s economic growth and could prompt restrictions on cross-border transport and trade.

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

Our financial statements are prepared in accordance with IFRS. IFRS differs in certain significant respects from U.S. GAAP including, among others, the classification of minority interest and employees’ profit sharing, the accounting treatment for capitalized interest, consolidation of subsidiaries, the acquisition of shares of subsidiaries from minority stockholders and the computation of deferred taxes. For this and other reasons, the presentation of financial statements and reported earnings prepared in accordance with IFRS may differ in significant respects from the presentation of financial statements and reported earnings prepared in accordance with U.S. GAAP.

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

Mexico has historically experienced uneven periods of economic growth. Mexico’s gross domestic product (“GDP”) increased 3.9%, 4.0%, 1.4%, 2.1% and 2.5% in 2011, 2012, 2013, 2014 and 2015, respectively. GDP growth in 2015 was above the range 1.9% to 2.4% the Banco de Mexico Consensus Board1 had estimated. For 2016, the Banco de Mexico Consensus Board estimates that GDP in Mexico is expected to grow by approximately 2.4%, while inflation is expected to be 3.3%. We cannot assure you that these estimates will prove to be accurate. The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Accordingly, Mexican governmental actions concerning the economy and state-owned enterprises could have a significant impact on Mexican private sector entities in general and on us in particular, as well as on market conditions, prices and returns on Mexican securities, including our securities.

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

Mexico historically has had, and may continue to have, high real and nominal interest rates. The interest rates on 28-day Mexican government treasury securities averaged 4.24%, 4.85%, 3.75%, 2.99% and 2.98% in 2011, 2012, 2013, 2014 and 2015, respectively, and for the three-month period ended March 31, 2016, they averaged 3.44%.

A total of $9,752.6 million of our debt represented by our Trust Certificates Program was incurred in Mexican Pesos at the Mexican interbank rate, TIIE, plus 2.45%. The Company has hedged the interest rate risk of this variable rate debt at a maximum rate of 9.80% through August 2016. As of December 31, 2015, the 28-day TIIE rate was 3.32%, and as of March 31, 2016, the rate was 3.79%.

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

2011	3.82%
2012	3.57%
2013	3.97%
2014	4.08%
2015	2.13%
2016 (three months ended March 31)	0.97%

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

Mexican political events may significantly affect our operations. On December 1, 2012, Enrique Peña Nieto, a member of the Institutional Revolutionary Party (“PRI”), began a six-year term as president of Mexico following his victory in the July 1, 2012 presidential election. Following President Peña Nieto’s election, the Mexican government has begun to implement significant changes in laws, policies and regulations aimed at fostering growth in certain key sectors of the Mexican economy, including the energy and transportation sectors. These reforms could significantly change Mexico’s political and economic situation, which consequently could affect the Company’s operations. Currently, no single political party holds a clear majority in either chamber of the Mexican Congress. The absence of a clear majority by a single party may hinder the timely implementation of political reforms, result in governmental gridlock and increase political uncertainty. We cannot provide any assurances that political developments in Mexico, over which we have no control, will not have an adverse effect on our business, financial condition or results from operations.

Mexico’s daily oil production statistics indicate that production has declined over the past seven years (2009-2015) at a compounded average rate of 2.5%, a trend that could continue in the coming years. In contrast, during the past seven years, imports of gasoline and diesel for domestic consumption grew 7.2%, and currently represent 47% of Mexico’s domestic consumption.

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

As a result of declines in oil prices that began in late 2014 and have continued into 2016, our clients will likely reduce spending on exploration and production projects, resulting in a decrease in demand for our services.

Oil and natural gas prices, as well as market expectations of potential changes in these prices, significantly impact the level of worldwide drilling and production services activities. Reduced demand for oil and natural gas or periods of surplus oil and natural gas generally result in lower prices for these commodities and often impact the economics of planned drilling projects and ongoing projects, resulting in the curtailment, reduction, delay or postponement of such projects for an indeterminate period of time. When drilling and production activity and spending declines, vessel daily rates and utilization for our offshore vessels historically decline as well.

Since late 2014, oil prices worldwide have dropped significantly. If the current depressed oil and natural gas prices persist for a prolonged period, or decline further, oil and gas exploration and production companies are likely to cancel or curtail their drilling programs and lower production spending on existing wells to an even greater extent, thereby further reducing demand for our services.

Any prolonged reduction in the overall level of oil and gas exploration and development activities, whether resulting from changes in the price of oil, natural gas or otherwise, could materially and adversely affect us by negatively impacting:

•	our revenues, cash flows and profitability;

•	the fair market value and profitability of our vessels;

•	our ability to maintain or increase our borrowing capacity;

•	or ability to obtain additional capital to finance our business and make acquisitions, and the cost of that capital;

•	the collectability of our receivables; and

•	our ability to retain skilled personnel whom we would need in the event of an upturn in the demand for our services.

If any of the foregoing were to occur, it could have a material adverse effect on our business and financial results.

The following table shows the high, low, average and period-end spot prices of Mexican crude oil as reported by the Bank of Mexico in U.S. dollars for the periods indicated below.

	Spot price of Mexican crude oil
Year Ended December 31,	High(1)	Low(1)	Average(2)	End of Year(3)
2011	113.54	82.31	101.32	105.00
2012	117.54	84.67	102.27	96.70
2013	110.42	88.58	98.5	92.51
2014	102.41	45.45	87.66	45.45
2015	59.45	26.54	44.70	29.80

	Spot price of Mexican crude oil
Monthly,	High(4)	Low(4)	Average(5)	End of Month(6)
Year 2016
January	29.80	18.90	23.17	25.53
February	27.14	22.08	25.26	27.14
March	32.16	27.67	30.39	30.51
April(7)	34.49	27.62	31.41	34.49

(1)	The highest and lowest spot price of Mexican crude oil in U.S. dollars reported by Banco de México on the last business day of each month during the relevant year.
(2)	The average spot prices during the relevant year.
(3)	The spot price on the last day of each relevant year.
(4)	The highest and lowest spot price in the relevant month.
(5)	The average spot price of each day in the relevant month.
(6)	The spot price on the last day of each relevant month.
(7)	Through April 27, 2016.

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

On February 13, 2014, we filed an indirect writ of relief (amparo) challenging the constitutionality of various provisions of the tax reforms related to the elimination of the existing fiscal consolidation regime. On February 16, 2016, the court issued a ruling rejecting our constitutional challenge. We appealed this ruling on March 17, 2016 and a decision on our appeal remains pending.

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

As a result of a reform to the securities law in Mexico promulgated in June 2006, publicly traded companies in Mexico were transformed by operation of law into Sociedades Anónimas Bursátiles (Public Issuing Corporation) and were required to amend their bylaws to conform them to the provisions of the new law. Accordingly, on December 20, 2006, the Company added the term “Bursátil” to its registered name to comply with the requirements under Mexico’s new securities law, or Ley del Mercado de Valores. As a result, the Company is known as Grupo TMM, Sociedad Anónima Bursátil, or Grupo TMM, S.A.B. In addition, the Series A Shares of the Company were renamed as nominative common shares without par value (“Shares”). The rights afforded by the new Shares are identical to the rights afforded by the former Series A Shares.

Today, we are a fixed capital corporation listed on the Mexican Stock Exchange (Bolsa Mexicana de Valores) incorporated under the Ley General de Sociedades Mercantiles for a term of 99 years. We are headquartered at Avenida de la Cúspide, No. 4755, Colonia Parques del Pedregal, 14010 México City, México, and our telephone number is +52-55-5629-8866. Grupo TMM’s Internet website address is www.grupotmm.com. The information on Grupo TMM’s website is not incorporated into this Annual Report.

Business Overview

General

We are one of the largest logistics and transportation companies in Mexico, providing dynamic ocean transportation services, including maritime, ports and terminals management and logistics services, to premium clients throughout Mexico.

Maritime Operations. Our Maritime Operations division provides maritime transportation services, including offshore vessels that provide transportation and other services to the Mexican offshore oil industry, tankers that transport petroleum products within Mexican waters, parcel tankers that transport liquid chemical and vegetable oil cargos from and to the United States and Mexico, and tugboats that provide towing services at the port of Manzanillo, Mexico. As of March 31, 2016, we provide these services through our fleet of 41 vessels, which includes product and chemical tankers, harbor tugs and a variety of offshore supply vessels.

In addition, we operate a shipyard with integrated services based in the port of Tampico, Mexico through our subsidiary, Inmobiliaria Dos Naciones (“IDN”). IDN is located near offshore oil and gas facilities and key commercial routes between the Southeastern United States and Mexico. IDN provides ship repair services and has two floating drydocks with a capacity of 3,000 metric tons each. IDN services more than 30 vessels per year and provides us with the necessary capabilities to build additional vessels.

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

Set forth below are our total revenues over the last three fiscal years for each of our business segments:

	Consolidated Transportation Revenues (in millions of Pesos) Years Ended December 31,
	2015	2014	2013
Maritime Operations	$2,770.9	$2,488.3	$2,455.3
Ports and Terminals Operations	114.2	114.9	113.4
Logistics Operations	169.7	162.0	219.2
Other Business	74.0	67.2	50.6

Total	$3,128.8	$2,832.4	$2,838.5

All of these revenues are earned in Mexico except for 2% of the revenues from our chemical tankers and product tankers.

Recent Developments

Sale of Tuxpan Container Terminal Project

In 2014 we sold our container terminal project located in the port of Tuxpan. Following the sale, we continue to own approximately 1,830 acres of land in the port of Tuxpan, on which we are developing a liquid oils terminal, a citrus juice export terminal and an automobile terminal.

Sale of Land Transportation Business

In the third quarter of 2013, we sold the land transportation businesses (trucking and autohauling) in our Logistics Operations as part of our strategy to focus on our profitable businesses.

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

Sale of Vessels

As part of the Company’s plan to modernize its fleet, the Company has sold some of its older offshore vessels in recent years: (i) on March 13, 2013, we sold the Supply Tug “Isla del Carmen” to Gulf Marines Contractors S. de R.L. de C.V.; (ii) on December 19, 2013, we sold the Supply Tug “Isla Tiburón” to Naviera Mexicana JM S.A. de C.V.: and (iii) on June 16, 2015, we sold the Product Tanker “Palenque II” to Hydra Maritime LTD.

Termination of Cabotage Service

In March 2014, we commenced a containerized cargo cabotage service on the Pacific coast of Mexico. The service, which carried both dry and refrigerated cargo via a chartered geared container vessel with a capacity of 1,100 nominal TEUs, operated on a 7-10 day schedule from a home port in Manzanillo and linked the ports of Manzanillo, Mazatlan, and Guaymas with the central and northwest regions of Mexico. Due to unfavorable market conditions, the service was discontinued in May 2015.

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

We closed our fourth issuance of trust certificates under the program on July 29, 2010, which by the General Shareholders’ Meeting resolutions on April 30, 2010 was increased to 10.5 billion Pesos. This issuance was used primarily to repay the previous three issuances, thereby consolidating the debt under the program, and to refinance existing vessel indebtedness. As of December 31, 2015, the outstanding balance was $10.539 billion Pesos.

In accordance with the program, the Company had the right to capitalize interest for the first five years as per the following:

Year	Capitalization %	Interest Payment %
1st and 2nd	60%	40%
3th and 4th	50%	50%
5th	25%	75%

In August 2012 and with the authorization of the Trust Committee, the Company elected to capitalize 60% of the accrued interest to dedicate such resources to a vessel substitution program. During 2013 and 2014 the Company elected not to capitalize any interest on the trust certificates, choosing instead to pay 100% of the accrued interest. In February and November 2015 and with the authorization of the Trust Committee, the Company elected to capitalize 25% and 23% of the corresponding of accrued interest, respectively.

SSA Claim

In May 2012, Grupo TMM received a claim notice from SSA Mexico, S.A. de C.V. (“SSA”) (formerly TMM Puertos y Terminales, S.A. de C.V. or TMMPyT) relating to payments made by SSA to a law firm regarding a tax proceeding with the tax authorities in Mexico and which related to the trademark of Servicios en Puertos y Teminales. On January 14, 2013, we were officially notified by the International Chamber of Commerce (“ICC”) of arbitration proceedings with respect to the claim.

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

Pursuant to the foregoing, on December 23, 2015, Grupo TMM and SSA signed an agreement to set off the amounts owed to each other pursuant to the arbitral award. Following the set off, Grupo TMM received a credit in the amount of $510.4 pesos from SSA.

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

	Foreign Trade 2012-2014(a)
	As of December 31, (in millions of Dollars)
	2015		2014		2013
Total Exports	US$	380,772	US$	397,535	US$	380,027
Total Imports	US$	395,232	US$	399,977	US$	381,210
Total Trade Flows	US$	776,004	US$	797,512	US$	761,237
Growth Rate—Exports		(4.1)%		4.6%		2.5%
Growth Rate—Imports		(1.2)%		4.9%		2.8%
Growth Rate—Total		(2.6)%		4.8%		2.6%
Growth Rate—GDP(b)		2.5%		2.1%		1.4%

(a)	The figures include the in-bound (maquiladora) industry.

(b)	The methodology for calculating Growth Rate-GDP was modified by the Instituto Nacional de Estadistica, Geografia e Informatica (INEGI) and is based on 2008 prices.

Source: Instituto Nacional de Estadistica, Geografia e Informatica (INEGI).

Business Strategy

As part of our continued effort to achieve the Company’s goals, throughout the past 5 years we have accomplished the following:

•	We have expanded the assets of our Maritime Operations, resulting in better operating margins.

•	During 2012 we (i) entered into an agreement for the purchase of an FSIV which was delivered in August 2012; (ii) were awarded a long-term time charter contract for an AHTS vessel with PEP, which vessel we initially acquired under a bareboat charter contract with Subsea Petroleum Services, S.A.E. that included a purchase option, and which we later acquired through a capital lease in November 2013; and (iii) acquired a shipyard in the port of Tampico, Mexico, enabling us to reduce our vessel maintenance and repair costs and providing us with an attractive and state-of-the-art facility for the Mexican maritime industry.

•	During the first quarter of 2014, we were awarded a long-term time charter contract for an AHTS vessel with PEP, which vessel we acquired under a bareboat charter contract with Subsea Petroleum Services, S.A.E. that included a purchase option.

•	In the third quarter of 2013, we sold the land transportation businesses (trucking and autohauling) in our Logistics Operations. In addition, in 2014 we agreed to sell our container terminal project in Tuxpan. With these sales, we continue our efforts to focus on our profitable businesses.

•	With respect to our liabilities, in addition to continually servicing our debt obligations, we restructured and partially prepaid the debt we incurred with DVB Bank SE (formerly DVB Bank AG) to finance the purchase of two parcel tankers. We have also prepaid principal under our Trust Certificates Program.

Moving forward, our business strategy is focused on the following:

Expansion and improvement of our Maritime Operations

Considering PEMEX’s need to increase its oil and gas reserves, the potential increase in economic activity resulting from the recent Energy Reform, along with the seniority granted to Mexican ship-owners under the Mexican Navigation Law (Mexican flagged vessels have a preference to perform cabotage in Mexican waters), our Maritime Operations division is focused on consolidating and expanding operations by: (i) increasing cabotage services with medium and long-term contracts; (ii) satisfying increasing demand for exploration and distribution services in Mexico by meeting market requirements for new generation vessels with higher-rated and deeper-water capabilities; and (iii) increasing the current capacity of our shipyard repair services to more than 30 vessels per year, of which approximately one third is owned fleet and, in the long term, to have the capacity to build vessels, enabling us to compete to satisfy the expected demands of PEMEX and future customers for offshore vessels.

Expansion of our Ports and Terminals Operations

Tuxpan is the closest port to Mexico City and the central Mexican states, which account for more than 50% of Mexico’s GDP. We retain a significant portion of land in Tuxpan and continue to develop projects associated with that region, such as a liquid oils terminal, an automobile terminal and a citrus juice export terminal.

Gasoline and diesel imports account for 47% of domestic consumption. The Mexican Energy Reforms include refined products liberalization, which should result in new mid-stream infrastructure to meet the demand for gasoline and diesel imports. To capitalize on the growth potential of this market, we are in the process of developing port facilities and storage terminals in order to meet the future demand for gasoline and diesel imports.

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

Maritime Operations

Our Maritime Operations include: (a) supply and logistics services to the oil offshore industry at offshore facilities in the Gulf of Mexico and between ports, moving crews and/or cargo to and from oil platforms; (b) product tankers for the transportation in cabotage of petroleum products, such as the distribution of gasoline to a variety of Mexican ports where the gasoline is further distributed inland; (c) parcel tankers, also known as chemical tankers, for the transportation of liquid chemical cargoes between ports in Mexico and the United States; (d) tugboats that provide harbor towing services in and out of the port of Manzanillo; and (e) shipyard services, including ship repair and dry docking services. This segment accounted for 89% of consolidated revenues for the year 2015, 88% for the year 2014, and 86% for the year 2013.

Fleet Management

As of March 31, 2016, we operated a fleet comprised of product tankers and parcel tankers, as well as a fleet of offshore vessels and tugboats. Of a total of 41 vessels, 35 are owned tonnage (four product tankers, 24 offshore vessels, two parcel tankers and five tugboats) and six are chartered units (three offshore vessels and three tugboats).

The table below sets forth information as of March 31, 2016, about our fleet of owned and chartered vessels by type, size and capacities:

Vessel Type	Number of Vessels	Total Dead Weight Tons (in thousands)	Total Cubic Meter Capacity (in thousands)		BHP(*)
Offshore vessels	27	35.8	*	*	5,380
Product tankers	4	186.7	204.9		*	*
Parcel tankers	2	27.9	30.9		*	*
Tug boats	8	2.9	*	*	4,676

Total	41	253.3	235.8

*	Average Brake Horse Power.
**	Not applicable.

Offshore Vessels

We have been participating in this business for more than 20 years. Our offshore division provides supply and logistics services to the offshore industry between the ports and the offshore facilities in the Gulf of Mexico through a specialized fleet that includes fast and conventional crew vessels, supply vessels, anchor handling tug supply vessels, floating production, storage and offloading (“FPSO”) vessels and Dynamic Positioning (“DP”) vessels. Other services include supply and administration of onboard personnel, coordination and supervision of the maritime transport of staff, materials and equipment from the base on shore to operational points of the vessels within the oil-drilling zone of the Gulf of Mexico, and coordination and supervision of catering and accommodation matters onboard the vessels. As of March 2016, TMM’s offshore fleet represented 5.5% of Mexico’s offshore fleet. As of March 31, 2016, 18 TMM vessels were directly hired by PEMEX, and three additional vessels were hired by private operators engaged in the construction and maintenance sectors for PEMEX or working in the spot market.

Product Tankers

Since 1992, we have provided product tanker chartering services to PEMEX for the transportation of clean and dirty petroleum products, from refineries to various Mexican ports. Our fleet is comprised of four product tankers, which include one short-term contract with PEMEX, one short-term contract with PMI, one long-term bareboat contract with NT Tankers and one short-term spot contract with Maersk Oil.

Set forth below is information regarding our product tanker fleet as of March 31, 2016:

Vessel	Year	Flag	Hull		DWT(1)	LOA(3)(m)(4)	Beam (m)	Charterer
Veracruz (formerly Amatlan II)	2002	Mexico	DH	(2)	45,467	189	32	PEMEX
Tajin	2003	Mexico	DH	(2)	47,147	183	32	Maersk Oil
Tula	2005	Mexico	DH	(2)	46,911	183	32	PMI
Tulum	2000	Mexico	DH	(2)	47,131	183	32	NT Tankers

(1)	Dead weight tons.
(2)	Double hull.
(3)	Overall length.
(4)	Meters.

We have a competitive advantage in the Mexican market as Mexican Maritime law establishes that cabotage services should be provided by Mexican flag vessels and only Mexican companies are allowed to fly the Mexican flag.

OPA 90 established that vessels that do not have double-hulls will be prohibited from transporting crude oil and petroleum products in U.S. coastwise transportation after a certain date based on the age and size of the vessel unless they are modified with a double-hull. In addition, Annex II (Rules 13G and 13H) from MARPOL 73/78 establishes a phase out calendar for single hull tankers. We are aware of this regulation and do not charter or intend to acquire vessels that do not comply with these rules.

Parcel Tankers

Our parcel tanker business operates between Mexican and American ports in the Gulf of Mexico, transporting chemicals, vegetable and animal oils and molasses. The majority of the transported cargo is under contracts of affreightment (“COAs”) in which the customers commit the carriage of their cargo over a fixed period time on multiple voyages, with a minimum and a maximum cargo tonnage at a fixed price. The vessel operator is responsible for the vessel, the fuel and the port expenses. Currently, our parcel tanker fleet is comprised of two owned vessels. We transported 594 thousand tons of chemical products in our parcel tankers during 2015, 695 thousand tons during 2014, and 848 thousand tons during 2013. Our primary customers for our parcel tanker services include major oil and chemical companies.

Set forth below is information regarding our parcel tankers as of March 31, 2016:

Vessel	Flag	Year	LOA	Beam	Draft	DWT(1)	Capacity M3 Total
			(m)(2)	(m)	(m)
Olmeca	Marshall Islands	2003	130.0	22.4	12.0	15,472	16,800
Maya	Marshall Islands	2003	123.0	20.0	8.7	12,452	14,102

Total						27,924	30,902

(1)	Dead weight tons.
(2)	Meters.

Harbor Towing

Since January 1997, TMM (formerly Servicios Mexicanos en Remolcadores, S.A. de C.V.) has held a concession to provide tugboat services in the port of Manzanillo, including port docking and navigation in and out of channels and port facilities into open waters. In December 2014, the concession to operate this business was renewed by the relevant authorities until January 17, 2023, with an option to extend for an additional eight years. As of March 31, 2016, we were operating five owned vessels in this port, two bareboat charter vessels and one time charter vessel.

Shipyard

On January 30, 2012, we purchased IDN, a company that holds a concession to operate a shipyard in the port of Tampico, Mexico. The shipyard is strategically positioned in the Gulf of Mexico, in close proximity to offshore oil and gas facilities and other key commercial routes between the Southeastern United States and Mexico. The shipyard provides ship repair services and enables us to provide dry docking services to more than 30 vessels per year. In addition, we expect to develop the necessary capabilities to build vessels at the shipyard.

Cabotage

In March 2014, we commenced a containerized cargo cabotage service on the Pacific coast of Mexico. The service, which carried both dry and refrigerated cargo via a chartered geared container vessel with a capacity of 1,100 nominal TEUs, operated on a 7-10 day schedule from a home port in Manzanillo and linked the ports of Manzanillo, Mazatlan, and Guaymas with the central and northwest regions of Mexico. Due to unfavorable market conditions, the service was discontinued in May 2015.

Customers and Contractual Arrangements

The primary purchasers of our Maritime Operations services are multi-national oil, gas and chemical companies. These services are generally contracted for on the basis of short-term or long-term time charters, voyage charters, COAs or other transportation agreements tailored to the shipper’s requirements. In 2015, our ten largest customers accounted for approximately 84% and 74% of Maritime Operations revenues and consolidated revenues, respectively. The loss of one or more of our customers could have a material adverse effect on the results of our Maritime Operations.

The services we provide are arranged through different contractual arrangements. Time charters are the principal contractual form for our Maritime Operations.

In the case of a time charter, the charterer is responsible for the hire, fuel and port expenses, and the shipowner is responsible for the nautical operation of the vessel including the expenses related with the crew, maintenance and insurance of the vessels. When we bareboat charter a vessel, the charterer is responsible for the hire, fuel and port expenses but also assumes all risk of the nautical operation, including the associated expenses. COAs are contracts with a customer for the carriage of cargoes that are committed on a multi-voyage basis over a period of weeks or months, with minimum and maximum cargo tonnages specified over the period at fixed rates per ton depending on the duration of the contract. Typically, under voyage charters and contracts of affreightment, the shipowner pays for the fuel and any applicable port charges.

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

Ports and Terminals Operations

We conduct operations at the Mexican ports of Acapulco, Tuxpan and Tampico. We have been granted two partial assignment agreements of rights and obligations in respect to our operations at Tuxpan. Additionally, we own land in Tuxpan on which we are developing various terminals, including a liquid oils terminal, a citrus juice export terminal and an automobile terminal. Our concession in Acapulco and our partial assignment agreement of rights and obligations in Tuxpan give us the right of first refusal to continue operations for a second term once the term of the original contract expires. In August 2010, we began operations in the port of Tampico, where we were granted a two-year permit (renewable for an additional two years) to conduct vessel loading and unloading. In September of 2012, the permit was extended for four years and is renewable for an additional four years. Ports and Terminals operations accounted for 4% of consolidated revenues in 2015, 2014, and 2013.

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

In 2015, we handled 48,593 automobile exports for Volkswagen, Chrysler and Nissan to South America and Asia, reflecting a decrease of 26.7% from 2014, when we handled approximately 66,293 automobiles at our terminal.

Acapulco is one of the main tourist ports in Mexico. During 2015, we had 15 cruise ship calls in Acapulco, which was seven more than the number of calls we had in 2014.

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

Logistics Operations

Through TMM Logistics, S.A. de C.V. (“TMM Logistics”), a wholly owned subsidiary of Grupo TMM, we provide dedicated logistics services to major manufacturers, including automobile manufacturers, and retailers with facilities and operations throughout Mexico. The services that we provide include consulting, analytical and logistics outsourcing services, which encompass the management of inbound movement of parts to manufacturing plants consistent with just-in-time inventory planning practices; logistics network (order-cycle) analysis; logistics information process design; bonded warehousing facility management; supply chain and logistics management; product handling and repackaging; local pre-assembly; and maintenance and repair of containers in principal Mexican ports and cities. Due to the scope of our operations, together with the extent of our experience and resources, we believe that we are uniquely positioned to coordinate the entire supply chain for our customers. This segment accounted for 5% of consolidated revenues in 2015, 6% in 2014 and 8% in 2013.

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

Container Repair and Maintenance

We offer maintenance and repair services for dry and refrigerated containers in Manzanillo, Veracruz, Altamira, Ensenada, Aguascalientes, Mexico City (Pantaco) and Mazatlan. These services involve keeping refrigerated components and other parts of a container in useable condition, including mechanical repair, welding and repainting of such containers.

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

Competition

Maritime Operations

The Company’s primary competitors in the offshore vessel business are Oceanografía, S.A. de C.V., Tidewater de Mexico, S. de R. L. de C.V., Naviera Bourbon Tamaulipas, S.A. de C.V., Mantenimiento Express Marítimo, S.R.L., Naviera Integral, S.A. de C.V., Marinsa S.A. de C.V. and Blue Marine Technology Group, Constructora Subacuática Diavaz, S.A. de C.V.

The Company’s primary competitor in the parcel tanker business is Stolt-Nielsen Transportation Group Ltd. Some other competitors in this business include Nordic, Eitzen and Caribbean Tankers, Inc.

Our tugboat business does not have a direct competitor within the port of Manzanillo. However, other important tugboat operations in Mexico are provided by Saam Remolques, S.A., Cia. Marítima del Pacífico, S.A. de C.V., Cia Marítima Mexicana, S.A. de C.V.,Svitzer, Smit, APLMoler, Mariomar and Intertuc.

The Company’s primary competitors in the product tanker business are Scorpio Tankers, Maersk Tankers, Eletson, Blue Marine Cargo, S.A. de C.V. and PMI Trading.

The primary competitors of our shipyard business are Talleres Navales del Golfo, Astilleros Mexicanos JP, Astilleros de Marina and Varadero Zavala.

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

Mexican Navigation Law

The Mexican Navigation Law (Ley de Navegación y Comercio Marítimos) was enacted in 2006, with its most recent amendments effective as of January 23, 2014. This law: (i) strengthens the reservation of cabotage services for Mexican individuals dedicated to shipping or Mexican shipping companies; (ii) establishes mechanisms and procedures for the resolution of maritime controversies or disputes and (iii) in general terms, is protective of the Mexican shipping industry. Nevertheless, there can be no assurance that the percentage of Mexican-flagged vessels operating in Mexico will continue to increase in the future.

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

Following the adoption of the new regulations, several topics covered by the Mexican Navigation Law are addressed in a single document, including merchant marine education, maritime insurance, vessel inspection, maritime public registry, flag and registration of vessels and naval crafts, and marine prevention.

Mexican Energy Reforms

On December 12, 2013, the Mexican government passed legislation amending articles 25, 27 and 28 of the Mexican Constitution (Constitución Política de los Estados Unidos Mexicanos) and providing 21 transitional articles to establish the legal framework for reforming the Mexican energy sector. The reforms aim to modernize the Mexican energy sector and increase private investment by, inter alia:

•	providing for PEMEX and CFE to become state-owned, for-profit companies (empresas productivas del estado);

•	establishing a contractual regime to allow the Ministry of Energy (Secretaría de Energía or SENER), with the technical assistance of the new National Hydrocarbons Commission (Comisión Nacional de Hidrocarburos or CNH), to award to PEMEX and private entities the right to participate in upstream oil and gas operations through the use of service contracts, profit-sharing agreements, production sharing agreements and license agreements, with the Ministry of Energy authorized to determine the best contractual form in each case so as to maximize revenue to the Mexican government;

•	allowing private entities that have entered into a contract with PEMEX or the Mexican government to report, for accounting and financial purposes, the awarding of the contract, the related oil and gas reserves and the contract’s forecasted benefits, provided the private entities affirm that all oil and gas within the subsoil remains the property of Mexico;

•	requiring PEMEX to participate in a “round zero” and submit to SENER for consideration a list of the areas where it intends to continue conducting exploration or production operations pursuant to the new contractual regime, establish that it has the technical, financial and execution capabilities needed to explore for and develop the oil and gas from those areas in an efficient and competitive manner, and provide a work program and budget for those areas;

•	allowing PEMEX to transfer its rights to explore for and develop oil and gas resources to private entities upon application to SENER;

•	allowing the Energy Regulatory Comission (Comisión Reguladora de Energia) to grant permits for the storage, transport and distribution of oil and gas through pipelines as well as for the generation and commercialization of electricity;

•	creating the Mexican Petroleum Fund for Stabilization and Development (Fondo Mexicano del Petróleo para la Estabilización y el Desarollo) to act as a government trust fund for the collection and administration of income received by the Mexican government from contracts with PEMEX and private entities; and

•	creating the National Agency of Industrial Security and Environmental Protection of the Hydrocarbon Sector (Agencia Nacional de Seguridad Industrial y de Proteccion al Medio Ambiente del Sector de Hidrocarburos) to regulate and supervise matters concerning operational security and environmental protection in the oil and gas industry.

In August 2014, SENER and CNH announced the results of PEMEX’s “round zero” lease allocation, awarding PEMEX approximately 83% of Mexico’s proven and probable (2P) reserves and 21% of its prospective resources. SENER and CNH are currently in the initial stages of “round one”, in which 109 oil and gas exploration areas and 60 production areas are to be auctioned off to prospective bidders. “Round one” is scheduled to proceed in five phases. The first three phases, involving bids for shallow water exploration areas (phase 1), shallow water production areas (phase 2) and onshore areas (phase 3), took place in 2014-2015. The final two phases, involving bids for unconventional areas and areas located in the Chicontepec Basin (phase 4) and bids for deepwater and heavy oil areas (phase 5) are scheduled to take place during 2016. PEMEX may bid on the areas offered in “round one” either alone or in partnership with one or more other companies.

We are continuing to analyze the scope and implications of the recent Mexican Energy Reforms on our business. We cannot predict the full impact that the reforms will have on our business, financial condition and results of operations once they are fully implemented. Our initial assessment is that the reforms have the potential to significantly increase Mexican oil and gas production in the coming years. Although there is no guarantee that these reforms will produce such an effect, we believe that an increase in Mexican oil and gas production would likely have a positive impact on our business, financial condition and results of operations.

Mexican Tax Reforms

On December 11, 2013, the Mexican government published in the Official Gazette various federal tax reforms that entered into effect on January 1, 2014. Key aspects of the reforms include:

•	Elimination of the corporate flat tax (IETU) and the tax on cash deposits (IDE);

•	Elimination of the existing fiscal tax consolidation regime. A transition scheme was established for taxpayers that previously operated under this regime and three alternatives have been established to calculate the deferred taxes for these taxpayers until December 31, 2013, which will be paid through partial payments made over the following five years;

•	Establishment of a new optional tax integration regime for groups of companies that meet certain conditions similar to those used under the former fiscal consolidation regime. The new optional tax integration regime requires an equity ownership of at least 80% for qualifying subsidiaries and would allow groups of companies to defer the annual tax payment for these subsidiaries for up to 3 years. Under this regime, Grupo TMM would not be permitted to incorporate tax losses from previous years generated by our subsidiaries, but would be permitted to incorporate tax losses generated as of January 1, 2014;

•	Introduction of a new 10% withholding tax on dividends and/or distributions of earnings generated in 2014 and later years;

•	Elimination of the exemption on gains from the sale of shares traded on the Mexican Stock Exchange or through a stock exchange recognized under applicable Mexican tax law. The gain will be taxable at the rate of 10% and will be withheld by the financial intermediary. Transferors that are residents of a country with which Mexico has entered into a tax treaty for the avoidance of double taxation may be exempt. See “Item 10. Additional Information—United States Federal Income and Mexican Federal Taxation —Certain Mexican Federal Tax Consequences.”

•	Cancellation of scheduled decreases to the corporate income tax rate from its current 30% in 2013, 2014 and 2015;

•	Payments to resident or non-resident related parties are nondeductible when these are also deducted by the related party, except when the related party also regards the income as taxable in the same tax year or in the following year. Generally, payments made to non-residents located in a low tax jurisdiction will not be deductible unless they are carried out on an arm’s-length basis; and

•	Tax deductions on exempt payments to employees are limited to 47% of the exempt payments, subject to a potential increase to 53% where the exempt payments are not lower than the payments made to employees in the previous year.

On February 13, 2014, we filed an indirect writ of relief (amparo) challenging the constitutionality of various provisions of the tax reforms related to the elimination of the existing fiscal consolidation regime. On February 16, 2016, the court issued a ruling rejecting our constitutional challenge. We appealed this ruling on March 17, 2016 and a decision on our appeal remains pending.

As we await the outcome of the constitutional challenge, we are continuing to analyze the scope and implications of the tax reforms on our business. We cannot predict the full impact that the reforms will have on our business, financial condition and results of upon implementation, including the effect on our business of higher payroll taxes and higher costs due to additional compliance measures. Our initial assessments indicate that the changes will increase our income tax base in the coming years, primarily as a result of the new limitations on tax deductions. In addition, we cannot predict the indirect impact that this legislation could have on our customers and shareholders. It is possible that our shareholders may be required to pay more taxes than they would have paid prior to the implementation of the tax reforms.

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

Organizational Structure

We hold a majority of the voting stock in each of our subsidiaries. The most significant subsidiaries, as of March 31, 2016, include:

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

Property, Plant and Equipment

Our principal executive offices are located in Mexico City, and are currently under lease from March 2006 through March 2021. Our business activities and the business activities of our subsidiaries in the logistics and transportation fields are conducted with both leased and owned equipment, and, in certain instances, through concessions granted to us by the Mexican government. We were granted the right to operate certain facilities, including certain cruise ship terminals and ports, as part of franchises awarded through the Mexican government’s privatization activity. We operate facilities, either through leases or with direct ownership interests, in Acapulco, Aguascalientes, Altamira, Ciudad del Carmen, Coatzacoalcos, Cuernavaca, Dos Bocas, Ensenada, Hermosillo, Veracruz, Manzanillo, Mexico City, Monterrey, Nuevo Laredo, Puebla, Querétaro, Tampico, Toluca and Tuxpan. See Item 4. “Information on the Company — Business Overview,” and Notes 11 and 12 to the accompanying Audited Consolidated Financial Statements contained elsewhere herein.

Concession Rights and Related Assets as summarized below:

	Years Ended December 31,
	2015	2014	Estimated Amortization Life (Years)
	(in thousands of Pesos)
API Acapulco	$94,607	$94,607	8
Tugboats in the port of Manzanillo	30,266	30,266	*

	124,873	124,873
Accumulated amortization	(104,059)	(100,275)

Concession rights and related assets—net	$20,814	$24,598

(*)	Fully amortized.

Property, Plant and Equipment are summarized below:

	Years Ended December 31,
	2015	2014	Estimated Total Useful Lives (Years)
	(in thousands of Pesos)
Vessels	$8,131,363	$7,609,796	23
Shipyard	423	486	38
Drydocks (major vessel repairs)	53,547	83,130	0.5
Buildings and installations	186,937	195,201	18 and 23
Warehousing equipment	—	18	8
Computer equipment	552	584	1 and 2
Terminal equipment	4,120	13,805	8
Ground transportation equipment	5,506	8,162	2, 3 and 8
Other equipment	13,330	15,652

	$8,395,778	$7,926,834
Land	880,620	872,220
Construction in progress	276,681	253,887

Total Property, Plant and Equipment—net	$9,553,079	$9,052,941

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

As of January 1, 2014, the Company has applied the revaluation model for its vessels in accordance with IAS 16 “Property, Plant and Equipment”. The revalued amounts for the majority of these vessels are determined at market values calculated by professional appraisers, with the values of certain other vessels determined using other valuation techniques. As a result, in December 2015 and 2014, the Company recognized a net revaluation surplus of vessels of $1,115.7 and $972 million respectively. Additionally, in December 2013, the Company recognized a net revaluation surplus of fixed assets of $135.4 million as follows: $104.5 million from land and $30.9 million from buildings and construction. See Note 3.7 of the Audited Consolidated Financial Statements contained elsewhere herein.

As of December 31, 2015, 22 offshore vessels, 4 tanker vessels and 5 tugboats have been pledged to secure our obligations under our Trust Certificates program. We have also pledged 4 vessels to secure our obligations under a financing arrangement with DVB Bank and the capital lease with FTAI Subsea 88. In addition, 4 properties have been pledged to secure our obligations under our lines of credit from Banco Nacional de Comercio Exterior, Banco Autofin and Intercam Banco.

As of July 2013, Grupo TMM sold 100% of its interest in its truck transportation and haul-away trailers business. See Note 19 to the accompanying Audited Consolidated Financial Statements contained elsewhere herein.

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

Over the last few years, we have made and continue to make significant changes to our business, including:

•	Expanding our Maritime Operations: We have strengthened and streamlined our Maritime Operations in recent years, developing the business into our most profitable segment. We remain focused on expanding our Maritime Operations to add specialized offshore vessels to our fleet in order to meet market requirements for new generation vessels with higher-rated and deeper-water capabilities. In addition, we have continued our efforts to add specialized offshore vessels to our fleet in order to satisfy increasing Mexican demand for exploration and distribution services. See Item 4. “Information on the Company — Business Strategy – Expansion of our Maritime Operations.”

•	Acquiring a shipyard in the port of Tampico: In January 2012, we acquired a shipyard in the port of Tampico, Mexico, which provides ship repair services and enables us to provide drydock service to more than 30 vessels per year, of which approximately 23% have been from our own fleet, which has reduced our vessel maintenance and repair costs. In the long term, we expect to have the capacity to be able to build vessels at the shipyard, enabling us to compete to satisfy the expected demands of PEMEX and future customers for new offshore vessels. See Item 4. “Information on the Company — Business Strategy – Expansion of our Maritime Operations.”

•	Developing a liquid oils terminal at the port of Tuxpan: We continue to work towards developing a liquid oils terminal at the port of Tuxpan, Veracruz. Gasoline and diesel imports account for 47% of domestic consumption. The Mexican Energy Reforms include refined products liberalization, which should result in new mid-stream infrastructure to meet the demand for gasoline and diesel imports. The liquid oils terminal should help us capitalize on current and future demand for gasoline and diesel imports. See Item 4. “Information on the Company — Business Strategy – Expansion of our Ports and Terminals Operations.”

•	Our Trust Certificates Program: On April 30, 2007 we established a Mexican Peso-Denominated Trust Certificates Program for the issuance of trust certificates, which are securities secured by trust assets and denominated in Mexican Pesos, for an aggregate amount of Ps. 9 billion. We closed our first, second, and third issuances of trusts certificates under the program on July 19, 2007, April 30, 2008, and July 1, 2008, respectively, in an amount of Ps. 3 billion, Ps. 1.55 billion, and Ps. 4.39 billion, respectively. Our first issuance was used primarily to refinance existing vessel indebtedness. Our second issuance was primarily used to finance the acquisition of five new and used vessels for an approximate aggregate amount of US$111.4 million. Our third issuance was used to acquire new and used vessels. We closed our fourth issuance of trust certificates under the program on July 29, 2010 in an amount of Ps. 10.5 billion. This issuance was used primarily to repay the previous three issuances, thereby consolidating the debt under the program, and to refinance existing vessel indebtedness. According to this fourth issuance of the program, the Company has the right to capitalize a portion of the accrued interest on the trust certificates during the first five years after issuance. See Item 4. “Information on the Company — Recent Developments — Mexican Peso-Denominated Trust Certificates Program.”

•	Reducing our corporate overhead: Over the last few years, we have significantly reduced our operating costs by reducing our corporate executive headcount through the elimination of redundant functions and the transfer of certain employees to other business areas within the Company. For 2016, and as part of our continuous improvement plan, we aim to optimize the size of our corporate staff as necessary to implement our business strategy.

•	Introducing cost-saving technology: We have developed TMM Plus, an Internet-based information systems platform that integrates logistics services, thereby increasing the efficiency of our logistics operations. The information systems platform supports dedicated logistics contracts and yard management. The systems platform allows our customers to access information regarding the location and status of their cargo via computer. See Item 4. “Information on the Company — Logistics Operations — TMM Plus.”

•	Sale of certain subsidiaries: We have sold certain non-strategic subsidiaries in an effort to streamline our operations and reduce operating costs. On June 30, 2013, we sold our truck transportation and haul-away trailers operation to an unrelated third party for $43.9 million. During 2014, we agreed to sell our container terminal project located in the port of Tuxpan. Following the sale, we continue to own approximately 1,830 acres of land in the port of Tuxpan, on which we are developing a liquid oils terminal, a citrus juice export terminal and an automobile terminal. During 2015, we sold various non-strategic subsidiaries, including Desarrollo Comercial Polo S.A.P.I. de C.V., Proserpec Servicios Administrativos S.A.P.I. de C.V., RRLC S.A.P.I. de C.V., Munray Services, S.A.P.I. de C.V., Nicte Inmobiliaria S.A.P.I. de C.V., Promotora Satuiza, S.A.P.I. de C.V. and Grupo Chant S.A.P.I. de C.V. to unrelated third parties for a total gain on sale of $185.3 million.

Operating Results

The following discussion should be read in conjunction with, and is qualified in its entirety by reference to our Financial Statements and the notes thereto appearing elsewhere in this Annual Report. Our Financial Statements have been prepared in accordance with IFRS, which differ in certain respects from U.S. GAAP.

General

Set forth below is a summary of the results of operations:

	Year Ended December 31,
	2015	2014	2013
	(in millions of Pesos)
Consolidated Transportation Revenues
Maritime Operations	$2,770.9	$2,488.3	$2,455.3
Ports and Terminals Operations	114.2	114.9	113.4
Logistics Operations	169.7	162.0	219.2
Other business(*)	74.0	67.2	50.6

Total	$3,128.8	$2,832.4	$2,838.5

Income on Transportation before loss from revaluation of vessels
Maritime Operations	$521.9	$526.8	$517.8
Ports and Terminals Operations	7.6	4.7	0.2
Logistics Operations	27.4	26.4	40.7
Shared corporate costs	(205.2)	(180.3)	(205.4)

Total	$351.7	$377.6	$353.3

(*)	Represents certain new businesses which are in development.

Fiscal Year ended December 31, 2015 Compared to Fiscal Year ended December 31, 2014

Revenues from operations for the year ended December 31, 2015 were $3,128.8 million compared to $2,832.4 million for the year ended December 31, 2014.

	Consolidated Transportation Revenues (in millions of Pesos) Years Ended December 31,
	2015	% of Net Revenues	2014	% of Net Revenues	Y2015 vs. Y2014 % Change
Ports and Terminals Operations	$114.2	3.6%	$114.9	4.1%	(0.6)%
Maritime Operations	2,770.9	88.6%	2,488.3	87.8%	11.4%
Logistics Operations	169.7	5.4%	162.0	5.7%	4.8%
Other business(*)	74.0	2.4%	67.2	2.4%	10.1%

Total	$3,128.8	100.0%	$2,832.4	100.0%	10.5%

(*)	Represents certain new businesses which are in development.

Ports and Terminals Operations

Ports and Terminals Operations’ revenues decreased 0.6% to $114.2 million for the year ended December 31, 2015 compared to $114.9 million for the year ended December 31, 2014, and accounted for 3.6% of total net revenues. This decrease is mainly due to a decrease in volumes in the automotive segment in Acapulco (48,593 in 2015 vs. 66,293 in 2014), which is a result of changes in the units exported to Asia, and by a reduction of revenue at Tuxpan due to lower volumes. The decrease was partially offset by an increase in revenue at Tampico due to higher volumes and to increased volumes in our shipping agencies business which serviced a great number of cruise ship calls in 2015.

Maritime Operations

Maritime Operations’ revenues increased 11.4% to $2,770.9 million in 2015 compared to $2,488.3 million in 2014 and accounted for 88.6% of total net revenues. This increase was mainly attributable to increased revenues in our offshore vessels business of 12.2% and in our product tankers business of 13.3%, both attributable to improved utilization and an appreciation of the U.S. dollar against the Mexican peso, which increased the peso value of our dollar revenues. The increase was partially offset by a reduction in the rates paid by PEMEX. Also contributing to the increase in our Maritime Operations’ revenues was an 18.8% increase in revenues in our chemical tankers business due to higher average freight rates, and an increase in revenues at our tug vessels business of 4.5% attributable to higher calls at the port of Manzanillo. These increases were partially offset by a decrease in shipyard revenues of 10.8% attributable to a reduction in the proportion of higher revenue services provided.

Logistics Operations

Logistics Operations’ revenues increased 4.8% to $169.7 million in 2015 compared to $162.0 million in 2014 and accounted for 5.4% of total net revenues. This increase was mainly due to higher revenues of $10.3 million in maintenance and repair operations and $6.6 million at our intermodal terminal business, partially offset by lower revenues of $9.1 million from our automotive services business.

Income on Transportation

Income on transportation reflects revenues on transportation less operating costs and expenses. References to operating income in this Annual Report refer to income on transportation, plus/minus the effect of other income (expenses) as presented in the Financial Statements included elsewhere in this Annual Report.

Total costs and expenses for the year ended December 31, 2015 increased 3.5% to $2,806.5 million from $2,710.4 million for the year ended December 31, 2014. This increase was mainly attributable to an increase of 7.5%, or $47.9 million, in leases and other rents, an increase of 54.2%, or $188.1 million, in contracted services, an increase of 12.5%, or $25.1 million, in fuels, materials and accessories, and an increase of 2.0%, or $12.8 million, in salaries, wages and employee benefits. The increase in total costs and expenses in 2015 was partially offset by a decrease of 21.5%, or $184.3 million, in depreciation, amortization and loss from revaluation of vessels. Operating income increased 6.1% to $508.3 million for the year ended December 31, 2015 from an operating income of $478.9 million for the year ended December 31, 2014.

The following table sets forth information concerning the Company’s operating income on transportation by business segment for the years ended December 31, 2015 and 2014, respectively.

	Grupo TMM Operations Income on Transportation before loss from revaluation of vessels (1)(2) (in millions of Pesos) Year Ended December 31,
	2015	2014	Y2015 vs. Y2014 % Change
Ports and Terminals Operations	$7.6	$4.7	61.7%
Maritime Operations	521.9	526.8	(0.9)%
Logistics Operations	27.4	26.4	3.8%
Shared Corporate Costs	(205.2)	(180.3)	(13.8)%

Total	$351.7	$377.6	(6.9)%

(1)	Operating results are reported as Transportation profit in our Financial Statements included elsewhere in this Annual Report.
(2)	To better reflect Grupo TMM’s corporate costs, the Company modified the presentation of its corporate expenses as of December 31, 2015 and 2014, separating human resources and information technology costs to be allocated to each business unit in accordance with their use. Income on transportation includes the following allocated total administrative costs: In 2015: $15.4 million in Ports and Terminals Operations, $30.1 million in Maritime Operations and $199.1 million in shared corporate costs. Income on transportation includes the following allocated total administrative costs: In 2014: $11.2 million in Ports and Terminals Operations, $25.5 million in Maritime Operations and $175.1 million in shared corporate costs.

Ports and Terminals Operations

Ports and Terminals Operations’ operating income for the year ended December 31, 2015 increased to $7.6 million compared to $4.7 million for the year ended December 31, 2014, after deducting $15.4 million of administrative costs in 2015 compared to $11.2 million of such costs in 2014. This increase is mainly due to increased volumes in our shipping agencies business, which serviced a greater number of cruise calls in 2015 and by an increase in revenue at Tampico due to higher volumes. The increase was partially offset by a decrease in volumes in the automotive segment at Acapulco (48,593 units in 2015 vs. 66,293 units in 2014), which is a result of a decrease in the number of units exported to Asia, and a reduction in revenue at Tuxpan due to lower volumes.

Maritime Operations

Maritime Operations’ operating income for the year ended December 31, 2015 decreased to $521.9 million compared to $526.8 million for the year ended December 31, 2014, after deducting $30.1 million of administrative costs in 2015 compared to $25.5 million of such costs in 2014. This decrease was mainly attributable to a reduction in PEMEX’s rates for offshore vessels as well as higher costs in harbor tugs. The decrease was partially offset by full utilization of product tankers in the last two quarters of 2015 and higher average rates for our chemical tanker services.

Logistics Operations

Logistics Operations operating income for the year ended December 31, 2015 increased to $27.4 million, compared to $26.4 million for the year ended December 31, 2014. This increase was mainly attributable to a decrease in operating loss in the automotive business, which was partially offset by increased costs for our maintenance and repair operations.

Net Financing Cost

	(in millions of Pesos) Year Ended December 31,
	2015	2014	Y2015 vs. Y2014 % Change
Interest income	$21.4	$23.6	(9.3)%

Interest expense
Interest on trust certificates	$618.8	$660.4	(6.3)%
Interest on other loans	95.3	94.9	0.4%
Amortization of trust certificate placement expenses	75.2	74.2	1.3%
Amortization of expenses associated with other loans	4.8	6.6	(27.3)%
Other financial expenses	5.7	18.9	(69.8)%
Subtotal	$799.8	$855.0	(6.5)%

Gain (Loss) on exchange, net	$15.7	$(66.3)	(123.7)%

Net financing cost	$762.7	$897.7	(15.0)%

Net financing cost recognized during the year ended December 31, 2015 was a $762.7 million debit compared to a $897.7 million debit incurred during the year ended December 31, 2014. The net financing cost in 2015 included a net exchange gain of $15.7 million and in 2014 included a net exchange loss of $66.3 million as a result of fluctuations in the relative value of the Peso against the Dollar. Interest expense decreased $41.2 million in 2015, mainly due to a decrease in variable interest rates. Interest payments on our trust certificates are due semi-annually in May and November. In 2015, we paid approximately $830.1 million of interest on our trust certificates and a principal prepayment of $240.0 million.

Other Income – Net

	(in millions of Pesos) Year Ended December 31,
	2015	2014	Y2015 vs. Y2014 % Change
Other income – net	$186.0	$356.8	(47.9)%

Other income – net for the year ended December 31, 2015 was $186.0 million and included primarily $185.3 million of proceeds from the sale of subsidiaries, $4.9 million of loss on cancellation of construction in progress and $5.9 million of cancellation provision. Other income – net for the year ended December 31, 2014 was $356.8 million and included primarily $358.1 million of proceeds from the sale of subsidiaries, $16.0 million of loss on investment contribution and $16.7 million of cancellation provision.

Expenses from Income Taxes

	(in millions of Pesos) Year Ended December 31,
	2015	2014	Y2015 vs. Y2014 % Change
Expenses from income taxes	$698.5	$4.7	(N/A	)

In the year ended December 31, 2015, following a thorough evaluation of our current business and future prospects, we made a business decision to cancel our deferred tax asset, which is mainly originated by tax loss carryforwards, because we are unlikely to generate sufficient future taxable income to justify retaining the asset. The cancellation of the tax loss carryforwards reduced our fourth-quarter and full-year 2015 net income by $695.2 million.

Non-controlling Interest

	(in millions of Pesos) Year Ended December 31,
	2015	2014	Y2015 vs. Y2014 % Change
Non-controlling interest	$(2.3)	$2.4	(195.8)%

Non-controlling interest decreased to $(2.3) million for the year ended December 31, 2015, from $2.4 million for the year ended December 31, 2014. The decrease is largely attributable to a decrease in income at the company that runs our Acapulco operations, in which we have a non-controlling interest.

Net Income (Loss) for the year attributable to stockholders of Grupo TMM

	(in millions of Pesos) Year Ended December 31,
	2015	2014	Y2015 vs. Y2014 % Change
Net Income (Loss) for the year attributable to stockholders of Grupo TMM	$(1,016.6)	$(516.9)	(96.7)%

In the year ended December 31, 2015, we recognized a net loss of $1,016.6 million, or $9.9 per Share. In the year ended December 31, 2014, we recognized a net loss of $516.9 million, or $5.0 per Share.

Fiscal Year ended December 31, 2014 Compared to Fiscal Year ended December 31, 2013

Revenues from operations for the year ended December 31, 2014 were $2,870.7 million compared to $2,838.5 million for the year ended December 31, 2013.

	Consolidated Transportation Revenues (in millions of Pesos) Years Ended December 31,
	2014	% of Net Revenues	2013	% of Net Revenues	Y2014 vs. Y2013 % Change
Ports and Terminals Operations	$114.9	4.1%	$113.4	4.0%	1.3%
Maritime Operations	2,488.3	87.8%	2,455.3	86.5%	1.3%
Logistics Operations	162.0	5.7%	219.2	7.7%	(26.1)%
Other business(*)	67.2	2.4%	50.6	1.8%	32.8%

Total	$2,832.4	100.0%	$2,838.5	100.0%	(0.2)%

(*)	Represents certain new businesses which are in development.

Ports and Terminals Operations

Ports and Terminals Operations’ revenues increased 1.3% to $114.9 million for the year ended December 31, 2014 compared to $113.4 million for the year ended December 31, 2013, and accounted for 4.1% of total net revenues. This increase is mainly due to increased volumes in our shipping agencies business, which serviced a greater number of cruise calls in 2014. The increase was partially offset by a decrease in volumes in the automotive segment in Acapulco (66,293 in 2014 vs. 76,557 in 2013), which was a result of a decrease in the number of units exported to Asia, and by a reduction of revenue at Tampico due to lower volumes.

Maritime Operations

Maritime Operations’ revenues increased 1.3% to $2,488.3 million in 2014 compared to $2,455.3 million in 2013 and accounted for 87.8% of total net revenues. This increase was mainly attributable to a 1.5% increase in revenue in our offshore vessels business due to higher average rates and the appreciation of the U.S. dollar against the Mexican peso, which increased the peso value of our dollar revenues; 7.1% revenue growth in our harbor tugs business due primarily to higher rates for our services at the port of Manzanillo; and a 5.4% revenue increase in our product tanker business due to one product tanker operating on time charter to PMI at a higher rate. Additionally, the shipyard business reported 61.6% higher revenue in 2014 compared to 2013, as revenue was strong throughout 2014, rising from $15.0 million in the first quarter, to $23.7 million in the second quarter, to $25.4 million in the third quarter before falling slightly to $21.4 million in the fourth quarter. However, these gains were partially offset by a 22.2% decline in chemical tanker revenues due to lower transport volumes.

Logistics Operations

Logistics Operations’ revenues decreased 26.1% to $162.0 million in 2014 compared to $219.2 million in 2013 and accounted for 5.4% of total net revenues. This decrease was mainly due to a decline in revenues from our automotive services business due to the loss of a client.

Income on Transportation

Income on transportation reflects revenues on transportation less operating costs and expenses. References to operating income in this Annual Report refer to income on transportation, plus/minus the effect of other income (expenses) as presented in the Financial Statements included elsewhere in this Annual Report.

Total costs and expenses for the year ended December 31, 2014 increased 9.1% to $2,710.4 million from $2,485.2 million for the year ended December 31, 2013. This increase was mainly attributable to an increase of 5.0%, or $30.6 million, in leases and other rents, and an increase of 46.1%, or $269.7 million, in depreciation, amortization and loss from revaluation of vessels. The increase in total costs and expenses in 2015 was partially offset by a decrease of 3.2%, or $6.6 million, in fuels, materials and accessories, 8.2%, or $30.8 million in contracted services, a decrease of 4.7%, or $31.3 million, in salaries, wages and employee benefits. Operating income increased 14.8% to $478.9 million for the year ended December 31, 2014 from an operating income of $417.3 million for the year ended December 31, 2013.

The following table sets forth information concerning the Company’s operating income on transportation by business segment for the years ended December 31, 2014 and 2013, respectively.

	Grupo TMM Operations Income on Transportation before loss from revaluation of vessels (1)(2) (in millions of Pesos) Year Ended December 31,
	2014	2013	Y2014 vs. Y2013 % Change
Ports and Terminals Operations	$4.7	$0.2	2,250.0%
Maritime Operations	526.8	517.8	1.7%
Logistics Operations	26.4	40.7	(35.1)%
Shared Corporate Costs	(180.3)	(205.4)	12.2%

Total	$377.6	$353.3	6.9%

(1)	Operating results are reported as Transportation profit in our Financial Statements included elsewhere in this Annual Report.
(2)	To better reflect Grupo TMM’s corporate costs, the Company modified the presentation of its corporate expenses as of December 31, 2014 and 2013, separating human resources and information technology costs to be allocated to each business unit in accordance with their use. Income on transportation includes the following allocated total administrative costs: In 2014: $11.2 million in Ports and Terminals Operations, $25.5 million in Maritime Operations, $12.2 million in Logistics Operations and $175.1 million in shared corporate costs. Income on transportation includes the following allocated total administrative costs: In 2013: $7.8 million in Ports and Terminals Operations, $20.7 million in Maritime Operations, $12.2 million in Logistics Operations and $196.9 million in shared corporate costs.

Ports and Terminals Operations

Ports and Terminals Operations’ operating income for the year ended December 31, 2014 increased to $4.6 million compared to $0.2 million for the year ended December 31, 2013, after deducting $11.2 million of administrative costs in 2014 compared to $7.8 million of such costs in 2013. This increase is mainly due to increased volumes in our shipping agencies business, which serviced a greater number of cruise calls in 2014. The increase was partially offset by a decrease in volumes in the automotive segment in Acapulco (66,293 units in 2014 vs. 76,557 units in 2013), which is a result of a decrease in the number of units exported to Asia, and by a reduction of revenue at Tampico due to lower volumes.

Maritime Operations

Maritime Operations’ operating income for the year ended December 31, 2014 increased to $526.8 million compared to $517.8 million for the year ended December 31, 2013, after deducting $25.5 million of administrative costs in 2014 compared to $20.7 million of such costs in 2013. This increase was mainly attributable to decrease in operating loss at our product tanker business due to an increase revenue resulting from a higher rate mix. This increase was partially offset by (i) a 2.9% increase in costs at our offshore vessels business due to higher operating costs of the vessel “Island Monserrat” as she was upgraded to operate as a mud vessel, which was partially offset by a gain on sale of vessels of $22.5 million; and (ii) the June 2014 commencement of a two-year bareboat charter contract for the AHTS “Subsea 204”, which increased our chartering costs in our product tankers business. Operating income was also reduced by a 32.4% increase in costs at our harbor tugs business in 2014 as a result of having two tugs chartered for the entire year, which increased the fuel and hiring costs associated with this business.

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

Net financing cost recognized during the year ended December 31, 2014 was a $897.7 million debit compared to a $900.5 million debit incurred during the year ended December 31, 2013. The net financing cost in 2014 included a net exchange loss of $66.3 million and in 2013 included a net exchange gain of $4.4 million as a result of fluctuations in the relative value of the Peso against the Dollar. Interest expense decreased $87.8 million in 2014, mainly due to a decrease in variable interest rates. Interest payments on our trust certificates are due semi-annually in February and August. In 2014, we paid approximately $702.2 million of interest on our trust certificates and a principal prepayment of $1.0 million.

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

We have identified certain key accounting policies on which our financial condition and results of operations are dependent. These key accounting policies most often involve complex matters, may be based on estimates and involve a significant amount of judgment. In the opinion of our management, our critical accounting policies under IFRS are those related to revenue recognition, translation to a foreign currency, valuation of property and vessels, deferred income taxes, labor obligations and impairment of long-lived assets. For a full description of all of our accounting policies, see Note 3 to the accompanying Audited Consolidated Financial Statements contained elsewhere herein.

Revenue Recognition. The Company recognizes its revenues at the time at which the risks and benefits are transferred to the customer. In particular, revenues for vessels leased are recognized on a monthly basis according to the number of days elapsed and during the term of the corresponding contract, and in the case of revenue from voyages, when their duration is longer than two months, revenue is recognized proportionally as a shipment moves from origin to destination. Revenue from other services, including warehousing, are recognized when services are rendered. The costs and expenses for maritime, as well as those related to other logistics operations, are recognized in operations when the services are rendered, materials are consumed or as incurred.

Translation of Foreign Currency. For the years ended December 31, 2015, 2014 and 2013, the Company’s functional and reporting currency is the Mexican peso. Foreign currency transactions entered into by a Company subsidiary are translated into the functional currency of the subsidiary, using the spot exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the measurement of monetary items denominated in foreign currency at year-end exchange rates are recognized in profit or loss.

Non-monetary items are not retranslated at year-end and are measured at historical cost (translated using the exchange rates at the transaction date), except for non-monetary items measured at fair value which are translated using the exchange rates at the date when fair value was determined.

In our consolidated financial statements, all the assets, liabilities, and operations of our subsidiaries that operate in a functional currency other than the Mexican peso are converted to pesos on consolidation.

Valuation of Land, Buildings and Vessels. The value of land and buildings used in the Company’s operations are determined by external professional appraisers every three years, and in some cases earlier if market factors indicate a significant change in the fair value of the property. The latest revaluation of the Company’s land and buildings took place in December 2013. The value of the Company’s vessels are generally determined using market values calculated by external professional appraisers, although certain vessels may be valued using other valuation techniques. Restatements of vessel values are conducted when the market values are found to differ significantly from their carrying value. The latest revaluation of the Company’s vessels took place as of December 31, 2015.

The Company began applying the revaluation model for vessels discussed above beginning January 1, 2014. Prior to that, the Company used the cost model to value its vessels. Management considers that the change to the revaluation model provides more reliable, relevant information about the values of its vessels and related transactions, as it allows the company to consider changes in circumstances that are likely to have a significant effect on a vessel’s value, including (i) changes in the price of oil and the demand for oil transportation vessels; and (ii) changes related to the recent Mexican Energy Reforms.

Any revaluation surplus derived from the valuation of land, buildings or vessels is recognized in our consolidated financial statements as part of “Other comprehensive income items” and forms part of “other capital components” in stockholders’ investment. A revaluation surplus is credited in income up to an amount equivalent to any revaluation write-down or impairment loss previously recognized income. Any excess is recognized in “Other comprehensive income items” and in stockholders’ investment in the item “Revaluation surplus”. Revaluation write-downs or impairment losses are recognized in “Other comprehensive income items” up to the amount previously recognized on that asset in stockholders’ investment in the item of “Revaluation surplus”. Any remaining decrease is recognized in income for the year. Any remaining balance of the revaluation surplus in stockholders’ investment at the time the Company disposes of the asset that gave rise to the surplus is reclassified to retained earnings. Moreover, any remaining balance of the revaluation surplus in stockholders’ investment may not be distributed to stockholders.

The Company recognizes the depreciation of land, buildings and vessels using the straight line method to write down the carrying value of the asset less its estimated residual value. As no finite useful life for land can be determined, the related carrying amounts are not depreciated.

Deferred Income Taxes. We apply the provisions of IAS 12, “Income Taxes.” The guidance under IFRS establishes that the recognition of net operating loss carryforwards should be based on the likelihood that such tax credits will be effectively used to offset future tax liabilities. In making such an evaluation we have to exercise significant judgment in estimating the level of future taxable income that we will generate and our projections take into consideration certain assumptions, some of which are under our control and others, which are not. Key assumptions include inflation rates, currency fluctuations and future revenue growth. If our assumptions are not accurate, the amount of tax credits we have recognized could be significantly impacted.

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

Impairment of Long-Lived Assets. We review the carrying value of intangible assets and long-lived assets annually, and impairments are recognized whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount, which is the higher of an asset’s net selling price and its value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable discounted cash flows.

Measurement of the impairment loss is based on the fair value of the asset which is determined based on management estimates and assumptions and by making use of available market data, evaluated in accordance with IAS 36. In evaluating the carrying value and useful lives of long-lived assets, we review indicators of potential impairment, such as the present value of discounted projected operating cash flows generated for the useful service life of the asset, asset sale and purchase values, business plans and overall market conditions. In determining the value in use, we estimate expected future cash flows from each cash-generated unit and determines a suitable discount rate in order to calculate the present value of those cash flows. The data used for impairment testing procedures are directly linked to our latest approved budget, adjusted as necessary to exclude the effects of future reorganizations and asset enhancements. Discount factors are determined individually for each cash-generating unit and reflect current market assessments of the time value of money and asset-specific risk factors.

In assessing impairment, we determine the recoverable value for each asset or cash-generating unit based on the expected future cash flows and determine an adequate interest rate to use in calculating the present value of these cash flows. The uncertainty in the estimate is related to our assumptions regarding our future operating results and our determination of a suitable discount rate. Although we believe that the assumptions we incorporate into our calculations are reasonable and appropriate, such assumptions are unavoidably subjective.

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

The gains or losses on discontinued operations, including components of gains or losses from previous years are reported as a single amount on the consolidated statement of operations. This amount, which includes the gains or losses after taxes for discontinued operations and the gains or losses after taxes resulting from measuring and disposing of assets classified as held for sale, are discussed in more detail in Note 19 to the accompanying Audited Consolidated Financial Statements contained elsewhere herein.

The disclosures for discontinued operations in the previous year are related to all the operations that have been discontinued as of the close date for the last period reported.

Recent Accounting Pronouncements IFRS

New and revised standards that are effective for annual periods beginning on or after January 1, 2015

A number of new and revised standards are effective for annual periods beginning on or after January 1, 2015. Information on these new standards is presented below.

Defined Benefit Plans: Employee Contributions (Amendments to IAS 19)

These amendments, which came into mandatory effect for the first time in 2015:

•	clarify the requirements of IAS 19 relating to contributions from employees or third parties; and

•	introduce a practical expedient such that contributions that are independent of the number of years of service may be treated as a reduction of service cost in the period in which the related service is rendered.

These amendments have no material impact on the Company’s financial results or position. Accordingly, the Company has made no changes to its accounting policies in 2015 as a result of these amendments to IAS 19.

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

IFRS 9 “Financial Instruments” (2014)

The IASB recently released IFRS 9 ‘Financial Instruments’ (2014), representing the completion of its project to replace IAS 39 “Financial Instruments: Recognition and Measurement.” The new standard introduces extensive changes to IAS 39’s guidance on the classification and measurement of financial assets and introduces a new “expected credit loss” model for the impairment of financial assets. IFRS 9 also provides new guidance on the application of hedge accounting.

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

IFRS 15 is effective for reporting periods beginning on or after January 1, 2018. Company management has begun to assess the impact of IFRS 15 on the Company’s consolidated financial statements, but has not yet quantified the results of its assessment.

IFRS 16 “Leases”

IFRS 16 requires lessees to record the right to use an asset “on its balance sheet” and a liability for the lease. However, this standard provides exceptions on that accounting for short-term leases and assets in immaterial amounts. It further modifies the definition of lease and sets forth the requirements on other issues such as elements that form part of the lease, variable payments and option periods. Moreover, it modifies the journal entry of leaseback sales contracts and adds new disclosure requirements.

IFRS 16 goes into effect for annual periods beginning on or after January 1, 2019. Company management has begun to assess the impact of IFRS 16 on the Company’s consolidated financial statements, but has not yet quantified the results of its assessment.

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

As of December 31, 2015, the respective debt obligations of each of the Company’s subsidiaries were as follows:

(in millions of Pesos)
TMM División Marítima, S. A. de C. V.	$9,752.6
TMM Parcel Tankers, S.A. de C.V.	333.7
Transportación Maritima Mexicana, S.A. de C.V.	324.2
Grupo TMM, S.A.B.	155.0
TMM Logistics, S.A de C.V.	114.7

Total	$10,680.2

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

As of March 31, 2016, Grupo TMM’s total debt amounted to $10,802.2 million, which includes $9,923.3 million under our Trust Certificates Program, $754.9 million of bank debt owed to several different banks and $124.0 million owed to non-institutional lenders; of this debt, $524.6 million is short-term debt, and $10,277.6 million is long-term debt. Under IFRS, transaction costs in connection with financings are required to be presented as debt.

As of December 31, 2015, Grupo TMM’s total debt amounted to $10,680.2 million, which includes $9,752.6 million under our Mexican Peso-Denominated Trust Certificates Program, and $788.1 million of bank debt owed to several different banks; and $139.5 million that non-institutional creditors are owed; of this debt, $684.7 million was short-term debt, and $9,995.5 million was long-term debt.

As of December 31, 2015 and March 31, 2016, we were in compliance with all of the restrictive covenants contained in our financing agreements, except as described in footnote (b) to “Other financing” at Note 16 to the accompanying Audited Consolidated Financial Statements contained elsewhere herein.

Our total shareholders’ equity in 2015, including non-controlling interest in consolidated subsidiaries, was $431.8 million, resulting in a debt-to-equity ratio of 24.7.

On January 11, 2008, in order to refinance the acquisition of ADEMSA, Grupo TMM closed a financing agreement in the amount of US$8.5 million (approximately $147.4 million) with a term of seven years, at a fixed rate of 8.01% with semi-annual payments of principal starting on January 2010 and semi-annual interests payments. The Company continues to negotiate with the bank to restructure the amortization schedule, in order to get better cash flow conditions.

In June 2009, Grupo TMM (through its subsidiary TMM División Marítima, S.A. de C.V.) obtained a line of credit in dollars for working capital and/or current accounts for US$25.0 million (approximately $433.5 million) at a variable rate. This line of credit matured in June 2015. See “—Other Debt.”

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

In November 2013, Grupo TMM (through its subsidiary Transportación Marítima Mexicana, S.A. de C.V.) obtained a line of credit in US dollars of up to US$10.8 million (approximately $187.3 million) to finance the acquisition of the vessel “Subsea 88” through a capital lease at a fixed rate with monthly principal and interest payments. See “—Capital Leases” below.

As of March 31, 2016, we had net working capital (current assets less current liabilities) of $1,405.8 million. We had net working capital of $1,045.6 million, $790.7 million, and $428.6 million as of December 31, 2015, December 31, 2014, and December 31, 2013, respectively. The increase in net working capital from December 31, 2015 to March 31, 2016 was primarily attributable to an increase in accounts receivable. The increase in net working capital from December 31, 2014 to December 31, 2015 was primarily attributable to a reduction in short term debt resulting from repayment of a loan from Bancomext and other bank debt. We continue to look for ways to improve our debt profile in order to reduce our financing costs and improve the flows available for investment. As part of this effort, we are considering whether to capitalize up to 40% of the interest payable under our Trust Certificates Program and allocate the available funds to our vessel expansion program.

Information on Cash Flows

Summary cash flow data for the years ended December 31, 2015, 2014 and 2013 is as follows:

	Years Ended December 31,
	2015	2014	2013
	(in thousands of Pesos)
Operating activities	$611,972	$755,069	$882,323
Investing activities	790,884	(122,790)	(208,686)
Financing activities	(1,164,083)	(800,904)	(868,085)
Currency exchange effect on cash	63,540	16,664	430

Net increase (decrease) in cash and cash equivalents	302,313	(151,961)	(194,018)
Cash and cash equivalents at beginning of year	743,046	895,007	1,089,025

Cash and cash equivalents at end of year	$1,045,359	$743,046	$895,007

For the year ended December 31, 2015, the Company’s consolidated cash position increased by approximately $302.3 million from the year ended December 31, 2014. This increase was mainly attributable to $790.9 million generated from the sale of Terminal Marítima de Tuxpan, which was partially offset by the payment of debt under the Trust Certificates Program and other loans amounting to $1,164.1 million.

For the year ended December 31, 2014, the Company’s consolidated cash position decreased by approximately $152.0 million from the year ended December 31, 2013. This decrease was mainly attributable to an $800.9 million payment of debt under the Trust Certificates Program and others loans, and $122.8 million of investments in fixed assets.

For the year ended December 31, 2013, the Company’s consolidated cash position decreased by approximately $194.0 million from the year ended December 31, 2012. This decrease was mainly attributable to an $868.1 million payment of debt under the Trust Certificates Program and others loans, and $208.7 million of investments in fixed assets.

Our Cash Flows from Operating Activities

Net cash flows provided by operating activities amounted to $612.0 million in the year ended December 31, 2015 compared to $755.1 million in the year ended December 31, 2014. This decrease was mainly attributable to an increase in accounts receivable for our maritime services and a decrease in balance due to suppliers.

Net cash flows provided by operating activities amounted to $755.1 million in the year ended December 31, 2014 compared to $882.3 million in the year ended December 31, 2013. This decrease was mainly attributable to start-up costs associated with the new containerized cargo cabotage service; a 2.9% increase in costs at our offshore vessels business due to higher operating costs of the vessel “Island Monserrat” as she was upgraded to operate as a mud vessel; and the June 2014 commencement of a two-year bareboat charter contract for the AHTS “Subsea 204”, which increased our chartering costs in our product tankers business. Operating income was also reduced by a 32.4% increase in costs at our harbor tugs business in 2014 as a result of having two tugs chartered for the entire year, which increased the fuel and hiring costs associated with this business.

The following table summarizes cash flows from operating activities for the periods indicated:

	Years Ended December 31,
	2015	2014	2013
	(in thousands of Pesos)
Loss before provision for income taxes	$(254,481)	$(418,831)	$(483,252)
Depreciation and amortization and other amortization	747,253	937,090	670,439
Loss (gain) on sale of fixed assets—net	26,308	(23,040)	(9,240)
Sale of subsidiaries	(171,505)	(342,088)	(8,078)
Gain on adjudication of property	—	—	(14,063)
Provision for interests on debt	714,105	755,226	845,723
Gain (loss) from exchange differences	46,273	58,200	(1,277)
Total changes in operating assets and liabilities	(495,981)	(211,488)	(117,929)

Net cash provided by operating activities	$611,972	$755,069	$882,323

Our Cash Flows from Investing Activities

Net cash provided by investing activities for the year ended December 31, 2015 was $790.9 million, which included $892.8 million generated from the sale of Terminal Marítima de Tuxpan, operating equipment and discontinued businesses, which was partially offset by the use of $101.9 million for the acquisition of vessels and operating equipment. Net cash used in investing activities for the year ended December 31, 2014 was $122.8 million, which included $227.2 million for the acquisition of vessels and operating equipment, which was partially offset by the sale of operating equipment and discontinued business for $104.4 million. Net cash used in investing activities for the year ended December 31, 2013 was $208.7 million, which included $290.8 million for the acquisition of vessels and operating equipment, which was partially offset by the sale of operating equipment and discontinued business for $43.9 million.

See “— Capital Expenditures and Divestitures” below for further details of capital expenditures and divestitures relating to the years ended December 31, 2015, 2014 and 2013, respectively.

Our Cash Flows from Financing Activities

For the year ended December 31, 2015, cash used by financing activities amounted to $1,164.1 million, which resulted primarily from the payment of debt under the Securitization Facility, our Trust Certificates Program and others loans.

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

Business Plan

We are focused on consolidating our Maritime Operations division, which is our principal source of income and our most profitable division, to better enable us to grow and strengthen our financial position through a strategy that empowers the expansion of our operations through multiple projects and objectives. These projects seek to combine the elements that can enable us to capture the opportunities that the recent Mexican Energy Reforms are expected to generate, with the ultimate goal of creating value for our shareholders.

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

Ports and Terminals Operations. We continue to work with potential investors on the development of an automobile terminal and a liquid oils terminal in the port of Tuxpan, Veracruz, which will allow us to service the existing and growing demand of foreign trade via the Gulf of Mexico. The port of Tuxpan is the closest port to Mexico City and the central Mexican states, which represent over 50% of Mexico’s GDP. In order to capitalize on the growth potential of the Mexican Energy Reforms’ refined products liberalization, we are working on the development of port facilities and storage terminals in order to meet the future demand for gasoline and diesel imports. As part of our plan to extend our ports operations, in 2014 we commenced operations at a citrus juice facility in Papantla, Veracruz, with the initial products consisting of concentrated orange juice. The project, which began operations through a strategic alliance, will involve the complete supply chain (extraction, storage, land and sea transportation) and includes two stages, the second of which will involve us operating the facility to further add vessels operations. Regarding our operation at Acapulco, we are collaborating with the respective authorities in order to generate additional cruise activity.

Logistics Operations. We are looking to develop the automotive and food logistics market in all areas with emphasis on “just-in-time” inventory planning, subassembly and management of cars and container yards through a partnership with an international technology operator. In addition, during 2016 we intend to divest our bonded warehouse business, which we expect will contribute to improving our operating results.

Corporate Expenses. As part of our continuous improvement plan, we aim to optimize the size of our corporate staff consistent with the implementation of the plans described above.

Our Ability to Continue as a Going Concern

Our Financial Statements for the year ended December 31, 2015 includes an explanatory note describing the existence of substantial doubt about our ability to continue as a “going concern.” Such note observes that (i) the continuation of the Company as an ongoing business depends on our compliance with our financial obligations on a regular basis, (ii) to be successful in our five-year growth plan and capitalize on the demand for services arising from the recent Mexican Energy Reforms and (iii) the Financial Statements do not include any adjustment over the assets or liabilities that could be necessary if the company is not able to continue as an ongoing business.

The maritime business has been improving in its performance in recent years, consolidating as our most profitable business. In addition, Company management continues to work on the implementation of the five-year growth plan, which includes the following projects and their current status:

We retain a significant portion of land in Tuxpan and continue to develop projects associated with that region, such as a liquid oils terminal, an automobile terminal and a citrus juice export terminal.

In addition, in 2016 we intend to finalize the divestiture of our bonded warehouse business. We expect this sale will help improve our operating results by allowing us to better focus our efforts on our maritime business and the development of new projects related to the recent Mexican Energy Reforms. We are particularly focused on the mid-stream segments such as transportation, terminals, storage and distribution of hydrocarbons, where the Company has competitive advantages and/or extensive experience. We believe that a focus on the above areas will enable us to diversify our current customer base and sources of income.

Through strategic alliances, sales of land and other non-productive assets, and new financing arrangements, we intend to obtain the necessary resources to improve and expand our fleet of offshore vessels, allowing us to capitalize on the growing demand for deep water exploration in Mexico resulting from the recent Mexican Energy Reforms.

Finally, we are in the process of improving our debt profile through the capitalization of up to 40% of the Trust Certificates, thereby reducing our financing costs and improving cash flows.

The successful implementation of these projects in the short and medium term will allow us to expand and diversify our customer portfolio, grow with high yield assets and operations, significantly improving our capital structure and generating increased value for our stockholders.

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

Capital Expenditures and Divestitures

The following tables set forth our principal capital expenditures and divestitures during the last three years:

Our Principal Capital Expenditures for the Last Three Years

(in millions of Pesos)

	Years Ended December 31,
	2015 (a)	2014 (b)	2013 (c)
Capital Expenditures by Segment: Ports and Terminals Operations	$3.4	$13.9	$11.3
Maritime Operations	78.5	184.3	252.3
Logistics Operations	—	—	2.7
Corporate	20.0	29.0	24.5

Total	$101.9	$227.2	$290.8

(a)	In 2015, capital expenditures included: (i) Ports and Terminals Operations: $0.8 million in acquisition and equipment improvements and $2.6 million in construction in process for the expansion and maintenance of port and terminal facilities; (ii) Maritime Operations: $56.0 million in acquisition and equipment improvements and $22.5 million in construction projects; and (iii) Corporate: $20.0 million in fixed assets and other strategic corporate projects.
(b)	In 2014, capital expenditures included: (i) Ports and Terminals Operations: $10.8 million in acquisition and equipment improvements and $3.1 million in construction in process for the expansion and maintenance of port and terminal facilities; (ii) Maritime Operations: $55.0 million in acquisition and equipment improvements and $129.3 million in construction projects; and (iii) Corporate: $29.0 million in fixed assets and other strategic corporate projects.
(c)	In 2013, capital expenditures included: (i) Ports and Terminals Operations: $11.3 million in construction in process for the expansion and maintenance of port and terminal facilities; (ii) Maritime Operations: $159.5 million in acquisition and equipment improvements and $92.8 million in construction projects; (iii) Logistics Operations: $2.0 million in construction projects and $0.7 million in operating equipment and related fixed assets; and (iv) Corporate: $24.5 million in fixed assets and other strategic corporate projects.

Our Principal Capital Divestitures for the Last Three Years

(in millions of Pesos)

	Years Ended December 31,
	2015 (a)	2014 (b)	2013 (c)
Capital Divestitures:
Sale of shares of subsidiaries	$829.9	$25.5	$64.9
Other assets	62.9	79.0	17.2

Total	$892.8	$104.5	$82.1

(a)	In 2015, capital divestitures included $62.9 million from the sale of vessels and terminal equipment and completion of the sale of the Company’s subsidiary Terminal Marítima de Tuxpan, S.A. de C.V.
(b)	In 2014, capital divestitures included $79.0 million from the sale of vessels, shipyard and ground transportation equipment.
(c)	In 2013, capital divestitures included $17.2 million from the sale of vessels and ground transportation equipment.

Capital Leases

As of December 31, 2015, the Company had two capital lease obligations.

In November 2013, Grupo TMM (through its subsidiary Transportación Marítima Mexicana, S.A. de C.V.) entered into an agreement with “FTAI Subsea 88 Ltd”, a subsidiary of Fortress, to obtain a line of credit for 10 years in US dollars of up to US$10.8 million (approximately $187.3 million) to finance the acquisition of the vessel “Subsea 88” through a capital lease, at a fixed rate of 15.9% per annum, with monthly principal and interest payments. As of December 31, 2015, the outstanding balance was US$10.2 million (approximately $176.9 million).

In December 2012, Grupo TMM entered into an agreement with “Value Arrendadora, S.A. de C.V.” to obtain capital lease financing for 4 years in Mexican Pesos in an amount of $1.8 million to finance the acquisition of transportation assets, at a fixed rate of 14.23% per annum, with monthly principal and interest payments. As of December 31, 2015, the outstanding balance was $0.4 million.

Transportation Equipment and Other Operating Leases

We lease transportation and container-handling equipment, our corporate office building and other assets under agreements which are classified as operating leases. The terms of these lease agreements vary from 1 to 15 years and contain standard provisions for these types of operating agreements.

Purchase of Two Parcel Tankers

On May 25, 2007 the Company purchased the M/T “Maya” and purchased the M/T “Olmeca” on June 19, 2007. We entered into a 10-year line of credit with DVB Bank SE (formerly DVB Bank AG) in an aggregate amount of US$52.5 million (approximately $910.3 million) to finance the acquisition of these parcel tankers. Principal and interest under this loan was payable on a monthly basis. Interest was payable at a weighted average rate of 7.61% per annum. On April 4, 2011, the Company entered into an agreement with the bank to restructure this loan through: (i) full prepayment of the junior loan tranche in an amount totaling US$6.5 million (approximately $112.7 million), including US$0.7 million (approximately $12.1 million) in breakage costs; (ii) drawing of a new tranche in the amount of US$4.0 million (approximately $69.4 million) with monthly interest payments and a balloon principal payment due upon maturity in June 2017; and (iii) opening of a bridge tranche with monthly drawings of up to US$3.5 million (approximately $60.7 million) over the next 24 months to reduce the principal payments due on the existing senior loan tranche. Both of the new tranches are at a variable rate of the AIR (Actual Interbank Rate) plus 400 basis points, and the Company will pay principal on the bridge tranche beginning in April 2013 on a quarterly basis until maturity in June 2017. As of May 31, 2011, the weighted average rate of interest on the restructured loan was 6.70% per annum. This agreement allows the Company to improve the amortization schedule of this loan facility and reduce the related financial expenses.

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

We closed our first, second and third issuances of trust certificates under the program on July 19, 2007, April 30, 2008, and July 1, 2008, in an amount of $3.0 billion, $1.55 billion, and $4.39 billion, respectively. Our first issuance was used primarily to refinance existing vessel indebtedness. Our second issuance was used to refinance vessels indebtedness and the acquisition of new vessels and our third issuance was mainly used to finance the acquisition of new and used vessels. On July 29, 2010, we closed our fourth issuance of trust certificates for $10.5 billion at Mexico’s interbank equilibrium interest rate, TIIE, plus 245 basis points. The proceeds from the fourth issuance have been used primarily to prepay the previous three issuances, thereby consolidating the debt under the program, and to refinance other vessel financings. As of December 31, 2015, the outstanding balance was $10.539 billion.

In accordance with the program, the Company had the right to capitalize interest for the first five years as per the following:

Year	Capitalization %	Interest Payment %
1st and 2nd	60%	40%
3th and 4th	50%	50%
5th	25%	75%

In August 2012 and with the authorization of the Trust Committee, the Company elected to capitalize 60% of the accrued interest to dedicate such resources to a vessel substitution program. During 2013 and 2014 the Company elected not to capitalize any interest on the trust certificates, choosing instead to pay 100% of the accrued interest. In February and November 2015 and with the authorization of the Trust Committee, the Company elected to capitalize 25% and 23% of the corresponding accrued interest.

Acquisition of Transportation Units

On June 4, 2008, the Company, through its subsidiary Lacto Comercial Organizada, S.A. de C.V. (“Lacorsa”), entered into a loan facility in Mexican pesos with Daimler Financial Services Mexico, S. de R.L. de C.V. (formerly known as DC Automotriz Servicios, S. de R.L. de C.V.) (“Daimler”) for the acquisition of 31 transportation units for $19.8 million at a fixed rate of 12.85%. Principal was payable in 60 consecutive monthly payments plus accrued interest on the outstanding balance, maturing in June 2013.

On September 26, 2008, the Company, through Lacorsa, entered into a loan facility in Mexican pesos with Daimler for the acquisition of 8 transportation units for $5.2 million at a fixed rate of 13.56%. Principal was payable in 60 consecutive monthly payments plus accrued interest on the outstanding balance, maturing in September 2013. In June 2010, both loans were restructured into a single loan for $21.7 million at a fixed rate of 14.8%. Principal was payable in 60 consecutive monthly payments plus accrued interest on the outstanding balance, maturing in May 2015.

On December 1, 2010, through Lacorsa we entered into a debt recognition and restructuring agreement relating to the two loans with Daimler for $96.7 million at a variable rate of the 28-day TIIE plus 3.5 percentage points. Principal was payable in 72 consecutive monthly payments plus accrued interest on the outstanding balance starting January 1, 2011 and maturing in December 2016.

On December 3, 2013, following previous negotiations, we entered into another debt recognition and restructuring agreement with Daimler for $62.9 million at a variable rate of the 28-day TIIE plus 6.0 percentage points. Principal is payable in 72 consecutive monthly payments plus accrued interest on the outstanding balance starting January 1, 2014 and maturing in December 2019.

Other Debt

In June 2009, the Company secured with Banco Nacional de Comercio Exterior, S.N.C., Institución de Banca de Desarrollo, through its subsidiary TMM División Marítima, S.A. de C.V., a line of credit in dollars for working capital and/or current accounts for US$25.0 million (approximately $433.5 million) at a variable rate, maturing in June 2015. Monthly interest payments are due on outstanding balances and principal is due at maturity. Amounts may be drawn in both dollars and pesos with the possibility of making prepayments on principal without penalty. The Company made 3 draws under this facility for an aggregate amount of approximately US$17.9 million (approximately $310.4 million). The Company fully prepaid the drawn amounts in July 2010, April 2012 and June 2012, respectively.

In November 2010, the Company secured with Banco Nacional de Comercio Exterior, S.N.C., Institución de Banca de Desarrollo, through its subsidiary TMM División Marítima, S.A. de C.V., a second line of credit in dollars for working capital and/or current accounts for US$15.0 million (approximately $260.1 million) at a variable rate, maturing in June 2015. Monthly interest payments are due on outstanding balances and principal is due at maturity. Amounts may be drawn in both dollars and pesos with the possibility of making prepayments on principal without penalty. The balance of both facilities, together, cannot be over US$25.0 million (approximately $433.5 million) or its equivalent in Mexican pesos. In November 2010, a first draw was made on this second line of credit for $115.0 million at a variable rate of the 28-day TIIE plus 425 basis points, with interest payable monthly. t. In October 2011, a second draw was made on the second line of credit for $65.7 million at a variable rate of the 28-day TIIE plus 425 basis points, with monthly interest payments. The Company fully prepaid the drawn amounts in January 2014 and November 2014, respectively.

In August 2012, the Company secured with Banco Nacional de Comercio Exterior, S.N.C., Institución de Banca de Desarrollo, through its subsidiary TMM División Marítima, S.A. de C.V., a third line of credit in dollars for working capital and/or current accounts for US$15.0 million (approximately Ps. 260.1 million) at a variable rate, maturing in June 2015. Monthly interest payments are due on outstanding balances and principal is due at maturity. Amounts may be drawn in both dollars and pesos with the possibility of making prepayments on principal without penalty. The balance of the three facilities, together, cannot be over US$25.0 million (approximately Ps. 433.5 million) or its equivalent in Mexican pesos. In August 2012, a first draw was made on this third line of credit for $161.6 million at a variable rate of the 28-day TIIE plus 425 basis points, with interest payable monthly. The Company fully prepaid the drawn amount in May 2015.

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

In January 2011, to improve the amortization schedule of the Receivables Securitization Facility and its cancelation, the Company decided to secure two lines of credit through its subsidiary Transportación Marítima Mexicana, S.A. de C.V. with two private investments, each of the credits for US$3.0 million (approximately $52.0 million). The loan accrues interest at a fixed rate of 11.25%, with semi-annual interest and principal payments, a two-year grace period for principal payments, and maturing January 2016. As of December 31, 2015 the outstanding balance of both credits was US$6.0 million (approximately $104.0 million). The Company recently received a reschedule of the balance that extends the maturity date to January 2017.

In November 2011, the Company decided to enter into two loan facilities to strengthen the agricultural activities of ADEMSA, through a subsidiary with INPIASA, S.A. de C.V. The first for $15.7 million at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of principal and interest, and maturing August 2021; the second for $4.2 million at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of principal and interest, and maturing October 2016. The effective rate for both loans as of December 31, 2015 was 7.8175%, with a total outstanding balance of approximately $9.5 million.

In October 2013, the Company secured with Intercam Banco S.A., though its subsidiary Transportación Marítima Mexicana, S.A. de C.V., a line of credit in Mexican pesos for working capital for a total of approximately $19.9 million, at a variable rate of the 28-day TIIE plus 500 basis points with monthly payments of principal and interest, and maturing in December 2015. The Company fully paid the balance in December 2015.

In August 2012, the Company inter into an agreement with Intercam Banco S.A., though its subsidiary TMM Logistics, S.A. de C.V., for a line of credit in Mexican pesos for working capital for a total of $5.0 million, to be able to discount invoices from services rendered to the Secretaría de Seguridad Pública del D.F. at a variable rate of the 28-day TIIE plus 500 basis points and maturing on August 2013. The Company subsequently renewed the facility with the bank through August 2014, increasing the amount up to $10.0 million, and again through November 2017, increasing the amount up to $15.0 million. As of December 31, 2015 there was no balance drawn under this line of credit.

In June 2012, the Company decided to secure line of credit to strengthen the agricultural activities of ADEMSA, through a subsidiary with Corporación Financiera de Occidente, S.A. de C.V. SOFOM ENR for $18.0 million at a variable rate of the 28-day TIIE plus 600 basis points, with monthly payments of principal and interest, and maturing June 2015. The Company fully paid the drawn amount in June 2015.

In December 2012, the Company decided to enter into another line of credit to strengthen the agricultural activities of ADEMSA, through a subsidiary with Banco del Bajío, S.A. for $8.5 million at a variable rate of the 28-day TIIE plus 250 basis points, with monthly payments of principal and interest, with a grace period of 12 months for principal payments, and maturing November 2019. The effective rate for this loan as of December 31, 2015 was 5.91%, with a total outstanding balance of $5.6 million.

In September 2013, the Company entered into a $7.6 million line of credit with Banco del Bajio, S.A. in order to strengthen the agricultural activities of ADEMSA, at a variable rate of the 28-day TIIE plus 250 basis points, with monthly payments of principal and interest, a grace period of 12 months for principal payments, and maturing in August 2020. The effective interest rate on this loan as of December 31, 2015 was 5.82%, with a total outstanding balance of $5.9 million.

In September 2014, the Company decided to enter into three loan facilities to strengthen the agricultural activities of ADEMSA, through its subsidiary TMM Logistics, S.A. de C.V. with Banco Autofin México. The first for $45.8 million at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of principal and interest, and maturing September 2021; the second for $34.6 million at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of principal and interest, and maturing September 2021; and the third for $25.5 million at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of principal and interest, and maturing September 2021. The effective rate for these three loans as of December 31, 2015 was 8.56%, with a total outstanding balance of approximately $114.6 million.

In November 2014, the Company secured with Banco Nacional de Comercio Exterior, S.N.C., Institución de Banca de Desarrollo, through its subsidiary Transportación Marítima Mexicana, S.A. de C.V., a line of credit in dollars for working capital and/or current accounts for US$2.5 million (approximately $43.3 million) at a variable rate, maturing in December 2017. Monthly interest payments are due on outstanding balances and principal is due at maturity. Amounts may be drawn in both dollars and pesos with the possibility of making prepayments on principal without penalty. In December 2014, a first draw was made on this line of credit for $35.6 million at a variable rate of the 28-day TIIE plus 450 basis points, with interest payable monthly. As of December 31, 2015, the effective rate was 7.82% with an outstanding balance of $10.6 million. The Company fully prepaid the balance in April 2016.

In December 2014, the Company decided to enter into two lines of credit in Mexican Peso for working capital, through its subsidiary TMM Logistics, S.A. de C.V. with Banco Autofin México. The first for $21.6 million at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of interest and principal payment at maturity in March 2022; the second for $8.4 million at a variable rate of the 28-day TIIE plus 200 basis points, with monthly payments of interest and principal payment at maturity in March 2015. As of December 31, 2015, the effective rate for these two loans was 7.82% and 6.82% with an outstanding balance of $19.3 and $7.5 million correspondingly.

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

Trend Information

Historically, a substantial portion of the revenue generated by our Maritime Operations business has been achieved through contracts with PEMEX. In 2013, 2014 and 2015, 56%, 58% and 60%, respectively, of the revenue generated by Maritime Operations resulted from contracts with PEMEX. We believe that we will further increase our revenues in this business segment going forward. PEMEX is expected to increase its deep water exploration in order to restore its decreasing oil reserves; as a result, we expect an increase in PEMEX demand for different types of vessels on the offshore sector.

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

Off-Balance Sheet Arrangements

As of December 31, 2015, we did not have any off-balance sheet arrangements. We report our assets and liabilities according to the current IFRS as issued by the IASB.

Contractual Obligations

The following table outlines our obligations for payments under our capital leases, debt obligations, operating leases and other financing arrangements for the periods indicated as of December 31, 2015:

Indebtedness (1)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in thousands of Pesos, unless noted otherwise)
Mexican Trust Certificates (2)	77,973	—	—	9,674,593	9,752,566
Parcel Tanker Vessels Financings (3)	333,734	—	—	—	333,734
Investors (4)	139,481	—	—	—	139,481
Land and Logistics Equipment Financing (5)	9,737	23,116	13,670	—	46,523
Refinancing Acquisition ADEMSA(6)	92,949	—	—	—	92,949
Working Capital (7)	3,820	5,978	4,437	906	15,141
Other Debt (8)	19,623	49,742	37,766	16,808	123,939

Total	$677,317	$78,836	$55,873	$9,692,307	$10,504,333

Financial Lease Obligations (9)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Vessel, Transportation Equipment and Other Operating Leases	$35,369	$69,619	$102,190	$173,173	$380,351

Total	$35,369	$69,619	$102,190	$173,173	$380,351

Operating Lease Obligations (10)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Vessel, Transportation Equipment and Other Operating Leases	$99,752	$121,109	$118,257	$681,801	$1,020,919

Total	$99,752	$121,109	$118,257	$681,801	$1,020,919

(1)	These amounts include principal payments and accrued and unpaid interest as of December 31, 2015.

(2)	Debt allocated in one special purpose company in connection with financing of tanker vessels, offshore vessels and tugboats denominated in Mexican Pesos. The maturity of this line of credit is on July 2030, with a bullet principal payment, semiannual interest payments with a variable rate of 5.79% per annum as of December 31, 2015. The company contracted an interest rate CAP to protect against the possible fluctuation of the interest rate.
(3)	Debt allocated in one special purpose company in connection with the financing of two parcel tanker vessels, denominated in US Dollars. The maturity of these lines of credit is on June 2017, with a balloon payment of $277,437, monthly principal and interest payments with a weighted average rate of 6.60% per annum. The total outstanding is considered due 2015 because the Company has not yet received the formal waiver of the “Minimum Capital” covenant from the bank; however, on March 4, 2016, the bank informed the Company that the waiver would be forthcoming.
(4)	Debt in connection with the cancellation of the Securitization Facility, denominated in US Dollars. The maturity of these lines of credit is on January 2016, semiannual interest payments and fixed rate of 11.25% per annum. The Company recently received a reschedule of the balance extending the maturity to January 2017.
(5)	Debt in connection with the land & logistics equipment financing, denominated in Mexican Pesos. Line of credit denominated in Pesos, maturing in December 2019, with monthly interest and principal payments at a variable rate; as of December 31, 2015, the rate was 9.30% per annum.
(6)	Debt in connection with ADEMSA acquisition refinancing, denominated in US Dollars. The maturity of this line of credit was on July 2014, with semiannual interest payments and 6 principal payments, fixed rate of 8.01% per annum. The Company continues to negotiate with the bank to refinance the payment schedule in order to extend the maturity.
(7)	Debt allocated in one special purpose company for working capital and to strength agricultural activities of ADEMSA. Various lines of credit denominated in Mexican Pesos, with different maturities between June 2015 and August 2021, monthly interest and principal payments with a weighted average rate of 7.12% per annum as of December 31, 2015.
(8)	Debt allocated in different companies for working capital and letter of credit issuances. Various lines of credit denominated in Mexican Pesos, with maturities between December 2017 and March 2022, some with monthly interest payments with bullet principal payment with a variable rate; others with monthly interest and principal payments with variable rate; the weighted average rate was 7.82% per annum as of December 31, 2015.
(9)	Financial lease agreements for purchasing vessel and transportation equipment, including: (i) Transportation equipment, denominated in Mexican Pesos, maturing in December 2016, monthly interest and principal payments and a fixed rate of 14.23%; and, (ii) AHTS vessel, denominated in US Dollars, maturing in November 2026, with monthly interest and principal payments and fixed rate of 15.92%.
(10)	These amounts include the minimum lease payments.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

Our current Board of Directors was elected and ratified at the Company’s Annual General Ordinary Shareholders’ Meeting held on April 29, 2016. Our directors and alternate directors, their principal occupations and years of service (rounded to the nearest year) as a director or alternate director are as follows:

Name	Principal Occupation	Years as a Director or Alternate Director	Age
Directors
José F. Serrano Segovia	Chairman of the Board of Grupo TMM	44	75
Ignacio Rodríguez Rocha	Attorney and First Vice-chairman of Grupo TMM	25	80
Maria Josefa Cuevas de Serrano	Private Investor	10	70
Francisco Javier García-Sabaté Palazuelos	Private Investor	1	64
Carlos Viveros Figueroa	Private Investor	2	75
Miguel Alemán Velasco	Private Investor	7	84
Miguel Alemán Magnani	Private Investor	7	50
Alternate Directors
José Francisco Serrano Cuevas	President Deputy Director	15	35

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

Francisco Javier García-Sabaté Palazuelos

Mr. García-Sabaté Palazuelos was born on November 3, 1952. Since 1972, Mr. García-Sabaté Palazuelos has been the Partner/Director of García-Sabaté, Castañeda, Navarrtere, S.C. and has worked in the Tax and Auditing department of several companies within the financial, commercial and industrial sector. He holds a degree in Public Accounting with High Honors from the Universidad La Salle and a postgraduate degree in Administration from Insituto Tecnologico y de Estudios Superiores de Monterrey. He is certified by the Instituo Mexicano de Contadores Públicos as an accountant and a Financial Expert.

Carlos Viveros Figueroa

Mr. Viveros was born on January 3, 1941. He has a degree in Architecture from Universidad Nacional Autónoma de México and a certificate on External Trade from INCE. He has worked as a consultant for several public and private organizations that focus on promoting and supporting small business in Latin America. He helped create the master’s program for Port Development in Quintana Roo, Mexico. He has also advised in radio communications specialized on fleet. He was the founder partner of the navy company Tecomar where he was CEO of the company. He has also been a Board member of Banca Cremi and Governing Board member of Bancomext. Currently, he is part of the Board of the Instituto Mexicano de Ejecutivos en Comercio Exterior. He was a partner of Consejo Empresarial Mexicano para Asuntos Internacionales and President of several Chambers (CANAINTRAM, Marina Mercante, ANIERM), member of CONCAMIN, and also head of México and Vice-president of Asociación Latinoamericana de Armadores in Montevideo, Uruguay, which grouped the naval companies in Latin America. In 1991, Mr. Viveros was chosen as man of the year by the freight transport industry of Asociación de Industriales del Transporte y Comercio Internacional and in 1996, the government of Brazil gave him the award of “Orden Cruzeiro Do Sul” as Commander.

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

Executive Officers

Our officers serve at the discretion of our Board of Directors. Our executive officers, their position and years of service with us and as an executive officer are as follows:

Name	Position	Years of Service	Executive Officer
Corporate Directors
José F. Serrano Segovia	Chairman of the Board and Chief Executive Officer	44	24
Jacinto David Marina Cortés	Deputy Chief Executive Officer	25	25
Carlos Pedro Aguilar Mendez	Deputy Chief Executive Officer	26	9
Benjamín Ampudia Álvarez	Chief Financial Officer and Administrative Director	1	1
Silvia Millán Hernández	Corporate Human Resources Director	29	1
Elvira Ruiz Carreño	Corporate Audit Director	20	13
Marco Augusto Martínez Avila	Corporate Legal Director	8	3
Business Unit Directors
Luis Manuel Ocejo Rodriguez	Director, Maritime Transportation	33	9
Manuel Gutiérrez	Director, Ports and Terminals	1	1

José F. Serrano Segovia, who is chairman of the Board of Directors, is married to Maria Josefa Cuevas de Serrano, a member of the Board of Directors. José Serrano Cuevas, who is an alternate director of the Board of Directors, is the son of José F. Serrano Segovia and Maria Josefa Cuevas de Serrano.

Compensation

For the year ended December 31, 2015, the aggregate total compensation paid to our directors, alternate directors and executive officers for services in all capacities was approximately $41.3 million. See Item 7. “Major Shareholders and Related Party Transactions.”

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

Audit and Corporate Practices Committee

The Board of Directors maintains an Audit and Corporate Practices Committee composed of independent directors, each with extensive experience in the analysis and evaluation of financial reporting and knowledge of internal controls and procedures for financial reporting. In accordance with Mexican Securities Law and Mexican Corporate Practices, the committee’s responsibilities include, among others:

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

Code of Ethics

The Company has adopted a Code of Ethics, which applies to its principal executive officer, principal financial officer, and other members of our senior management. We last updated the Code of Ethics in February 2014. The Code of Ethics may be viewed on the Company website at www.grupotmm.com under the caption “Investors — Corporate Governance.” An English version of this document is available upon written request sent to Grupo TMM, S.A.B., Avenida de la Cúspide, No. 4755, Colonia Parques del Pedregal, 14010 México City, México, Attn: Human Resources.

Statutory Auditor

Pursuant to the Mexican Securities Market Law (MSML), the surveillance of the Company is entrusted to different committees (i.e., Audit and Corporate Practices Committees), as previously described, which replace the role of the Statutory Auditor. At the Extraordinary Shareholders’ Meeting held on December 20, 2006, the Statutory Auditor, Salles Sainz – Grant Thornton, S.C (SSGT), Mr. Javier García-Sabaté, and the alternate Statutory Auditor were duly replaced by the Audit and Corporate Practices Committee of the Company. However, SSGT continue to serve as the Statutory Auditor for all of our subsidiaries.

Employees

As of March 31, 2016, we had 1,779 employees, approximately 13% of whom were unionized. As of December 31, 2015, we had 1,750 employees, approximately 11% of whom were unionized. The increase in the number of our employees in the first quarter of 2016 is largely due to increases in our shipyard business operations.

As of December 31, 2014, we had 1,737 employees, approximately 10% of whom were unionized. The increase in the number of our employees in 2015 is largely due to increases in our storage business. As of December 31, 2013, we had 1,970 employees, approximately 17% of whom were unionized. The decrease in the number of our employees in 2014 is largely due to decreases in our automotive services business. In accordance with customary practice in Mexico, we negotiate union contracts annually with regard to wages and every two years with regard to other matters, including benefits. We have not experienced a strike since 1987 and believe that relations with our employees are good.

Share Ownership

As of April 8, 2016, the Serrano Segovia family held 41,217,193 Shares directly, and the CPO Trustee maintained 23,086,590 Shares of our capital stock in the form of ADSs, including 3,512,500 Shares that are beneficially owned by the Serrano Segovia family. Accordingly, as of such date, the Serrano Segovia family controlled the voting power of our capital stock. The voting power controlled by the Serrano Segovia family varies from time to time, depending upon the number of Shares held by the Serrano Segovia family and by the CPO Trust and others. As of April 8, 2016, other than as set forth below in the section entitled “Major Shareholders,” each of our other directors, alternate directors or executive officers owns less than one percent of our Shares on an individual basis.

Shares were contributed to the CPO Trust established with a 30-year term by Nacional Financiera, S.N.C. (the “CPO Trustee”) on November 24, 1989. The CPO Trustee authorized the issuance of non-redeemable ordinary participation certificates (certificados de participación ordinarios no amortizables) (“CPOs”) that correspond to our Shares. One CPO may be issued for each Share contributed to the CPO Trust. CPOs constitutes separate negotiable instruments different and apart from the Shares, and afford to their holders only economic rights with respect to the Shares held in the CPO Trust. Such voting rights are exercisable only by the CPO Trustee, which is required by the terms of the CPO Trust to vote such Shares in the same manner as holders of a majority of the outstanding Shares not held in the CPO Trust and voted at the relevant meeting. Mexican and non-Mexican investors may hold CPOs without restrictions of any kind. The acquisition of Shares representing 5% or more of the capital stock of Grupo TMM by any person or group of persons (other than the Serrano Segovia family and the CPO Trustee), in one or a series of simultaneous or successive transactions requires the prior approval of the Board of Directors. As of April 8, 2016, the CPO Trustee held CPOs representing an aggregate of 23,086,590 Shares in the form of ADSs.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table indicates, as of April 8, 2016, unless otherwise indicated, the shareholders that beneficially own 5% or more of our outstanding Shares (the “Major Shareholders”). The percentage of our outstanding Shares owned by each Major Shareholder shown below is based on the 102,182,841 Shares outstanding as of April 8, 2016. For purposes hereof, each Major Shareholder with shared voting or investment authority with respect to certain securities is deemed to beneficially own all such securities.

Shareholder	Number of Shares	Percentage of Shares Outstanding
José F. Serrano Segovia (a) (b)	36,632,809	35.9%

a)	Based upon information made known to the Company and reports of beneficial ownership filed with the SEC, the Serrano Segovia Family beneficially owns 41,217,193 Shares, including 28,359,964 Shares held by VEX, a Mexican corporation in which José F. Serrano Segovia holds 100% of the voting stock, and 561,350 Shares beneficially owned by Promotora Servia, S.A. de C.V. (“Promotora”), a Mexican corporation controlled by José F. Serrano Segovia. Of the 561,350 Shares beneficially owned by Promotora, 560,850 Shares are owned directly by its subsidiary, Servicios Directivos Servia, S.A. de C.V. (“Servicios”), a Mexican corporation.
b)	Members of the Serrano Segovia family have pledged an aggregate of 7,513,867 Shares to IXE Banco, S.A. (“IXE”), to secure a loan in the principal amount of US$0.3 million.

Change in Percentage Ownership

No Major Shareholder has disclosed a significant change in its percentage ownership of Shares during the three years ended December 31, 2015.

Voting Rights and Control

As of April 8, 2016, 23,086,590 Shares were held in the form of ADSs, which have limited voting rights. The Shares held in the form of ADSs are held directly by the CPO Trust. The voting rights for those Shares are exercisable only by the trustee of the CPO Trust, which is required by the terms of the trust agreement to vote such Shares at any shareholders’ meeting in the same manner as the majority of the Shares that are not held in the CPO Trust are voted. Of the 79,096,251 Shares held outside of the CPO Trust as of April 8, 2016, the Serrano Segovia family beneficially owns 37,704,693, or 47.7% of such Shares. As a result, the Serrano Segovia family could direct and control the policies of the Company and its subsidiaries, including mergers, sales of assets and similar transactions. See Item 9. “The Offer and Listing.” Except for the limited voting rights applicable to their ADSs, none of the Major Shareholders have voting rights that differ from those applicable to other holders of Shares.

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

See Item 18 — “Financial Statements.”

Legal Proceedings

Mutual Claims Between PRM and Grupo TMM

Grupo TMM was a claimant in two arbitrations with PRM, a Singapore company. The arbitrations were conducted under the Singapore International Arbitration Centre Rules and related to alleged breaches by PRM of two agreements for the sale of two vessels. Grupo TMM sought recovery of the deposits it had paid for the two vessels in the sum of US$5.2 million (approximately $90.2 million) and damages for breaches of the agreements. PRM alleged that Grupo TMM was in breach of the agreements and sought a declaration that it was entitled to the deposits and damages for breach. On November 28, 2011, the arbitral tribunal resolved the claims in favor of PRM and ordered Grupo TMM to instruct Platou, the broker holding the deposits, to release the same to PRM.

On January 16, 2012, Grupo TMM filed suit in Mexico challenging the validity of the award under the New York Convention for the Recognition and Enforcement of Foreign Arbitral Awards. After allowing the suit to proceed, the judge issued an order directing Platou not to release the deposit until PRM appears before the court in Mexico and requests enforcement of the arbitral award. In addition, on February 28, 2012, Grupo TMM filed a petition to set aside the award in Singapore on the grounds that the arbitrator failed to properly consider all the arguments and documents presented. As of December 31, 2013, the Company had reserved the amount of the deposit and also created an additional allowance of US$1.5 million (approximately $26.0 million) for potential legal fees associated with this case. Both items are reported in other expenses – net for the year ended December 31, 2013.

During 2014 the Singapore International Arbitration Centre resolved the claims in favor of PRM and ordered Grupo TMM to release the deposits it had paid for the two vessels in the sum of US$5.2 million (approximately $90.2 million) to PRM. On February 15, 2016, a settlement agreement was signed between the parties pursuant to which Grupo TMM agreed to pay the sum of US$400,000 to PRM in 2016.

SSA Claim

In May 2012, Grupo TMM received a claim notice from SSA relating to payments made by SSA to a law firm regarding a tax proceeding with the tax authorities in Mexico and which related to the trademark of Servicios en Puertos y Teminales. On January 10, 2013, we were officially notified by the ICC of arbitration proceedings with respect to the claim.

In December 2014, we obtained a favorable ruling in the ICC arbitration proceeding with SSA. The ruling rejected SSA’s claims and ordered SSA to pay Grupo TMM approximately $2.5 million to cover its legal fees and costs incurred in connection with the proceeding. However, the ruling also requires Grupo TMM to reimburse SSA US$115,000 for costs incurred by SSA to substantiate the costs of the arbitral proceeding. As of December 23, 2015, these claims have been resolved pursuant to a set-off agreement that resulted in Grupo TMM receiving a credit in the amount of $510.4 pesos from SSA.

Refined Product Services (“RPS”) Claim

On August 7, 2007, Transportación Marítima Mexicana, S.A. de C.V. (“TMM”) filed a claim for arbitration against RPS for the amount of US$50,000 (approximately $866,990) for various expenses incurred by TMM due to the delay of the delivery of the tanker vessel Palenque.

On October 19, 2007, RPS filed a countersuit for US$3.0 million (approximately $52.0 million), alleging that TMM failed to maintain the tanker vessel Palenque, and also filed a claim for consequential damages for losing a contract while the vessel was being repaired. Although it is impossible to predict the outcome of any legal proceeding, we believe this claim to be without merit and intend to defend this proceeding vigorously.

Mutual Claims Between Worldwide Services, Ltd. (“WWS”) and TMM

In December 2007, TMM and WWS filed claims against each other relating to the charter by us of the vessel Veracruz. TMM’s US$393,731 (approximately $6.8 million) claim related to the fuel costs and low performance of the vessel Veracruz, and WWS’ US$938,000 (approximately $16.3 million) counter claim alleged that the same vessel overperformed and that consequently, TMM owes WWS under the terms of the charter contract. Although it is impossible to predict the outcome of any legal proceeding, we believe this claim to be without merit and intend to defend this proceeding vigorously.

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

ADEMSA, each of the financial institutions and COVAHESA, in its capacity as representative for over one thousand agricultural producers, have been negotiating a financial restructuring to permit the long-term financing of the debts or claims involved. As a result, the Company presents an allowance as of December 31, 2015 and 2014 for $65.7 and $67.3 million, respectively, relating to the obligations of ADEMSA in the event the agreements being negotiated with the financial institutions cannot be implemented or if the debts cannot be settled in full during the term and under the conditions of the financing restructuring being negotiated.

Elimination of the Fiscal Consolidation Regime

On February 13, 2014, we filed an indirect writ of relief (amparo) challenging the constitutionality of various provisions related to the elimination of the fiscal consolidation regime, which was among the Mexican tax reforms that went into effect on January 1, 2014. See Item 4. “Information on the Company – Regulatory Framework – Mexican Tax Reforms” and Notes 23 and 30(i) to our Audited Consolidated Financial Statements contained elsewhere herein. In our writ, we have offered various arguments that we believe demonstrate that various aspects of the tax reform violate the constitutional guarantees of proportionality, legality, and legal certainty, and also various human rights recognized by the Mexican Constitution and in international treaties to which Mexico is party. On February 16, 2016, the court issued a ruling rejecting our constitutional challenge. We appealed this ruling on March 17, 2016 and a decision on our appeal remains pending.

Given the diversity of procedures in the tax laws to determine the effects of deconsolidation required by these reforms, the various criteria to be used, and the possible results of the acts contested in our writ of relief, our Financial Statements do not include any disclosure regarding deconsolidation as there is no certainty as to the application of a specific procedure.

Other Legal Proceedings

We are a party to various other legal proceedings and administrative actions, all of which are of an ordinary or routine nature and incidental to our operations. Although it is impossible to predict the outcome of any legal proceeding, in the opinion of our management, such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on our financial condition, results of operations or liquidity. For information regarding our pending tax assessment, see Note 30 to the accompanying Audited Consolidated Financial Statements contained elsewhere herein.

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

Mexican Stock Exchange

Price per Share

(Pesos)

	Shares
Previous five years:	High	Low
2011	6.70	2.05
2012	5.70	2.07
2013	2.93	1.80
2014	7.85	2.30
2015	5.10	3.30

Mexican Stock Exchange

Price per Share

(Pesos)

	Shares
Previous two years (by quarter):	High	Low
2014:
First Quarter	2.66	2.20
Second Quarter	2.56	2.30
Third Quarter	7.85	2.41
Fourth Quarter	6.50	3.54
2015:
First Quarter	4.99	3.30
Second Quarter	4.04	3.45
Third Quarter	5.10	3.61
Fourth Quarter	4.90	4.00
2016:
First Quarter	5.00	3.99

Mexican Stock Exchange

Price per Share

(Pesos)

	Shares
Previous six months:	High	Low
October 31, 2015	4.89	4.38
November 30, 2015	4.90	4.01
December 31, 2015	4.50	4.00
January 31, 2016	4.50	3.99
February 29, 2016	5.00	4.33
March 31, 2016	4.35	4.25

Source: InfoSel Financiero

New York Stock Exchange / OTC Market

Price per ADS

(Dollars)

	ADS(*)
Previous five years:	High	Low
2011	2.78	1.25
2012	2.20	0.70
2013	1.10	0.71
2014	2.91	0.82
2015	1.58	1.01

(*)	Effective June 15, 2012, the ADSs were delisted from the NYSE. The ADSs began trading on the OTC market on June 18, 2012.

OTC Market

Price per ADS

(Dollars)

	ADS
Previous two years (by quarter):	High	Low
2014:
First Quarter	1.04	0.82
Second Quarter	0.93	0.83
Third Quarter	2.91	0.89
Fourth Quarter	2.25	1.20
2015:
First Quarter	1.58	1.12
Second Quarter	1.30	1.05
Third Quarter	1.50	1.15
Fourth Quarter	1.40	1.01
2016:
First Quarter	1.21	1.00

OTC Market

Price per ADS

(Dollars)

	ADS
Previous six months:	High	Low
October 31, 2015	1.40	1.20
November 30, 2015	1.39	1.19
December 31, 2015	1.37	1.01
January 31, 2016	1.18	1.04
February 29, 2016	1.21	1.13
March 31, 2016	1.19	1.00

Source: InfoSel Financiero.

Share Repurchase Program

On December 14, 2007, the Company announced that its Board of Directors had given its approval to constitute a reserve fund to repurchase Shares during their meeting held in November of that year. The Share repurchase program was also approved by the Company’s shareholders at a shareholders’ meeting. The program was approved for an amount of up to US$10 million (approximately $173.4 million).

The Company has repurchased 1,577,700 Shares under the program since its approval in 2007. As of April 8, 2016, of the 102,182,841 outstanding Shares, 23,086,590 were held in the form of ADSs.

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

Liquidation Rights

Any liquidation of the Company shall be carried out in the manner provided under the valid General Law of Mercantile Companies. The shareholders’ meeting, in the act of agreeing to the dissolution, should establish the rules that, in addition to the legal provisions and the provisions provided herein, should dictate the actions of the liquidators. Holders of 75% of the votes entitled to be cast are required to approve a liquidation of the Company.

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

Subject to certain exceptions for short-term and hedged positions, certain dividends received with respect to the ADSs by an individual U.S. holder may be subject to United States federal income tax at preferential rates applicable to long-term capital gain if the dividends are “qualified dividends.” Qualified dividends with respect to an individual U.S. holder generally include dividends that are received from a “qualified foreign corporation”, provided the U.S. holder meets certain holding period requirements with respect to its ownership of such qualified foreign corporation. A qualified foreign corporation generally includes a foreign corporation if (A) (i) its shares, including its ADSs, are readily tradable on an established securities market in the United States, or (ii) it is eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service (“IRS”) has approved for purposes of the qualified dividend rule, and (B) it was not a passive foreign investment company (“PFIC”) in the taxable year in which the dividend was paid or in the preceding taxable year. The U.S. Treasury has approved the Tax Treaty for the purposes of the qualified dividend rules, and we believe that we should be eligible for the benefits of the Tax Treaty. Further, as discussed below, we believe that we are not a PFIC. Therefore, we believe that dividends paid to an individual U.S. holder with respect to the ADSs may be subject to U.S. federal income tax at preferential rates applicable to long-term capital gain, provided such U.S. holder otherwise meets the requirements for the application of such rate. U.S. holders should consult their tax advisers regarding the availability of the preferential dividend tax rates in light of their particular circumstances.

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

PFIC — A non-U.S. corporation is a PFIC for any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries:

•	75% or more of its gross income consists of passive income; or

•	50% or more of the average quarterly value of its gross assets consists of assets that produce, or are held for the production of, passive income.

“Passive income” for this purpose includes, for example, dividends, interest, royalties, rents and gains from commodities and securities transactions. Passive income does not include rents and royalties derived from the active conduct of a trade or business. If the stock of a non-U.S. corporation is publicly traded for the taxable year, the asset test is applied using the fair market value of the assets for purposes of measuring such corporation’s assets. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income for purposes of the PFIC income and asset tests.

We believe that we were not a PFIC for United States federal income tax purposes for the 2015 taxable year and we do not anticipate being a PFIC for the 2016 taxable year. However, because PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time (including certain equity investments of less than 25 percent) and because the characterization of certain income and assets is uncertain under the PFIC rules, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. holder held ADSs, certain adverse consequences could apply to such U.S. holder.

In general, if we were treated as a PFIC for any taxable year, gain recognized by a U.S. holder on the sale or other disposition of ADSs would be allocated ratably over the U.S. holder’s holding period for such ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax liability attributable to such amounts. Further, generally, to the extent any distribution during a taxable year to a U.S. holder in respect of ADSs exceeds 125% of the average of the annual distributions in respect of such ADSs received by such U.S. holder during the preceding three taxable years; such “excess distribution” would be subject to taxation as described in the preceding sentence. Certain elections may be available to mitigate the adverse consequences resulting from PFIC status.

If we were regarded as a PFIC, a U.S. Holder would be required to file an annual information return on IRS Form 8621 relating to the holder’s ownership of the shares or ADSs. A failure to file this return will suspend the statute of limitations with respect to any tax return, event, or period to which such report relates (potentially including with respect to items that do not relate to a U.S. Holder’s investment in the ADSs). This requirement would be in addition to other reporting requirements applicable to ownership in a PFIC.

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

Certain U.S. Holders (including individual U.S. Holders) that hold certain specified foreign financial assets, including stock in a foreign corporation, with values in excess of certain thresholds are required to file Form 8938 with their United States Federal Income Tax return. Form 8938 requires disclosure of information concerning such foreign assets, including the value of the assets. Failure to file the form when required results in penalties. An exemption from reporting applies to foreign assets held through a US financial institution, generally including a non-U.S. branch or subsidiary of a U.S. institution and a U.S. branch of a non-US institution.

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

The following information includes “forward-looking statements” that involve risk and uncertainties. Actual results could differ from those presented. All information below is presented under IFRS as of December 31, 2015, in pesos.

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

At December 31, 2015 and 2014, the Company had monetary assets and liabilities denominated in currencies other than the Mexican peso as follows:

	December 31,
	(in thousands of Pesos)
	2015	2014
Assets	$1,445,145	$1,723,750
Liabilities	(1,225,261)	(1,365,904)

	$219,884	$357,846

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

	Breakdown of Fixed and Variable Rates of Financial Obligations(1)
	Expected Maturity
Liabilities	2015	2016	2017	2018	Thereafter	Total	Fair Value
	(in millions of pesos)
Long-Term Debt
Fixed Rate	$465.0	$8.2	$8.2	$11.3	$140.8	$633.5	$633.5
Average Interest Rate	10.34%	15.92%	15.92%	15.92%	15.92%	10.34%	*	*
Variable Rate	$106.0	$44.1	$34.7	$36.1	$10,578.3	$10,799.2	$10,799.2
Average Interest Rate	5.83%	5.83%	5.82%	5.81%	5.80%	5.83%	*	*

(1)	Information as of December 31, 2015.
**	Not applicable

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

Derivative Instruments

As of December 31, 2015, the only derivative instruments held by the Company are the interest rate caps used for hedging purposes in the fourth issuance of certificates under our Trust Certificates Program.

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

Fees payable by the depositary

The depositary has agreed to reimburse us for expenses we incur in connection with the establishment of the ADS facility, including legal fees, fees due to the previous depositary, investor relations expenses and other facility-related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. The depositary has also agreed to pay its standard out-of-pocket administrative, maintenance and shareholder services expenses for the ADSs. Such expenses include the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationary, postage, facsimile and telephone calls, and certain investor relationship programs or special investor relations promotional services. We did not receive any reimbursements from the depositary during the years ended December 31, 2013, 2014 and 2015, respectively.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See Item 4. “Information on the Company — Organizational Structure — Reclassification of Series A and Series L Shares.”

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclose Controls and Procedures.

The Company has evaluated, under the supervision and with the participation of management, including the Company’s Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2015. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer each concluded that, as of the end of the 2015 fiscal year, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in its reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported as and when required by the Securities and Exchange Commission’s applicable rules and forms, and is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedure may deteriorate. The Company, with the participation of its Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015. In making its assessment of internal control over financial reporting, management used the criteria in the 2013 Internal Control — Integrated Framework set forth by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission.

As a result of this assessment, the Company’s management has determined that the Company’s internal control over financial reporting was effective as of December 31, 2015.

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

The Board of Directors of Grupo TMM maintains an Audit and Corporate Practices Committee which is comprised of three independent directors, each of whom has significant experience in analyzing and evaluating financial reports and an understanding of internal controls and procedures for financial reporting. On April 29, 2016, the General Assembly of Shareholders appointed as independent director Mr. Francisco Javier García-Sabaté Palazuelos, who is considered a financial expert in accordance with the standards described in Section 407 of the Sarbanes Oxley Act of 2002.

ITEM 16B.	CODE OF ETHICS

Grupo TMM has adopted a code of ethical conduct entitled, “Code of Ethics,” covering all its officers, including its principal executive officer, principal financial officer and principal accounting officer, and all of its employees. We will provide a copy of the Company’s Code of Ethics free of charge upon written request sent to Grupo TMM, Avenida de la Cúspide, No. 4755, Colonia Parques del Pedregal, 14010 México City, México, Attn: Human Resources.

We last updated our Code of Ethics in February 2014. We have not granted any waivers to any provision of our Code of Ethics to any officer, employee or member of the Audit or Corporate Practices Committee during the Company’s fiscal year ended December 31, 2015.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table reflects our principal accounting fees and services for the years 2015 and 2014:

GRUPO TMM, S. A. B.

Summary of Auditors’ Payments

(In thousands of Pesos)

	As of December 31,
	2015	2014
Audit Fees(a)	$13,252.3	$12,756.8
Tax Fees(b)	—	189.0

Total(c)	$13,252.3	$12,945.8

(a)	Audit Fees—Fees relate to the review of our Annual Financial Statements and Annual Report filed with the SEC and review of other SEC filings.

(b)	Tax Fees—Fees relate to specific tax issues, in compliance with the applicable tax laws.
(c)	Total does not include Mexican tax (“Impuesto al Valor Agregado” or “IVA”).

The Company’s Audit Committee pre-approves all fees for the services provided by the independent auditors, including the fees for 2014 and 2015 in accordance with the Company’s policies and procedures.

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

December 31, 2015, 2014 and 2013

Grupo TMM, S.A.B. and Subsidiaries

Grupo TMM, S.A.B. and Subsidiaries

1

Report of the Independent Registered Public Accounting Firm

Board of Directors and Stockholders of

Grupo TMM, S.A.B.:

We have audited the accompanying consolidated statements of financial position for GRUPO TMM, S.A.B. and subsidiaries (“Grupo TMM” or the “Company”), as of December 31, 2015 and 2014, and the related consolidated statements of profit or loss, comprehensive income, changes in stockholders’ equity, and cash flows for each of the three years ended December 31, 2015, 2014 and 2013. These consolidated financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company´s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred above present fairly, in all material respects, the financial position of Grupo TMM, S.A.B. and Subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years ended December 31, 2015, 2014 and 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

2

The accompanying consolidated financial statements have been prepared under the assumption the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has incurred recurring losses, principally as a result of its comprehensive financing cost. These conditions, along with other matters as set forth in Note 4, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in this regard are also described in Note 4. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 3.7 to the consolidated financial statements, the Company elected to change its method of accounting for its vessels from cost model to revaluation model in 2014, in accordance with IAS 16 “Property, Plant and Equipment”; the change in this accounting policy is recognized prospectively.

/s/ Salles Sainz Grant Thornton, S.C.

SALLES SAINZ GRANT THORNTON, S.C.

Mexico City

May 2, 2016

Grupo TMM, S.A.B. and Subsidiaries	3

Consolidated statements of financial position

As at December 31, 2015 and 2014

(Amounts in thousands of pesos)

	2015	2014
Assets
Current
Cash and cash equivalents (Note 5)	$1,045,359	$743,046
Trade receivables—net (Note 6)	1,048,426	782,034
Other accounts receivable (Note 7)	191,635	947,123
Materials and supplies (Note 8)	102,455	118,596
Prepayments (Note 9)	21,542	30,361
Assets classified as held for sale (Note 19)	194,200	184,920

Total current assets	2,603,617	2,806,080

Non-current
Property, machinery and equipment—net (Note 12)	9,553,079	9,052,941
Concession rights—net (Note 11)	20,814	24,598
Other non-current assets (Note 13)	102,460	97,630
Intangible assets (Note 14)	136,138	132,754
Deferred income tax (Note 23)	—	810,324

Total non-current assets	9,812,491	10,118,247

Total assets	$12,416,108	$12,924,327

Liabilities
Short-term
Short-term portion of the financial debt (Note 16)	$684,748	$918,638
Trade payables	279,044	371,583
Accounts payable and accrued expenses (Note 18)	458,201	612,862
Related parties (Note 17)	28,291	18,110
Liabilities related to assets classified as held for sale (Note 19)	107,702	94,150

Total short-term liabilities	1,557,986	2,015,343

Long-term
Long-term portion of the financial debt (Note 16)	9,995,502	10,069,557
Employee benefits (Note 25)	211,242	201,882
Deferred income tax (Note 23)	219,572	—

Total long-term liabilities	10,426,316	10,271,439

Total liabilities	11,984,302	12,286,782

Stockholders’ equity (Note 20):
Share capital, 103,760,541 shares authorized and issued	2,216,733	2,216,733
Treasury shares (1,577,700 shares)	(46,805)	(46,805)
Other components of equity	2,253,361	1,520,980
Accumulated losses	(4,056,841)	(3,121,644)

Grupo TMM, S.A.B. Stockholders	366,448	569,264
Non-controlling interest (Note 3.1)	65,358	68,281

Total stockholders’ equity	431,806	637,545

Total liabilities and stockholders’ equity	$12,416,108	$12,924,327

The attached notes are part of these consolidated statements.

Grupo TMM, S.A.B. and Subsidiaries	4

Consolidated statements of profit or loss

For the years ended December 31, 2015, 2014 and 2013

(Amounts in thousands of pesos, except number of shares)

	2015	2014	2013
Revenue from transportation	$3,128,775	$2,832,422	$2,838,542
Costs and expenses:
Salaries, wages and employee benefits	648,762	635,943	667,244
Leases	685,150	637,211	606,596
Contracted services	535,122	346,982	377,830
Fuel, materials and supplies	225,498	200,361	206,955
Depreciation, amortization and loss from revaluation	671,057	855,312	585,607
Other costs and expenses	40,927	34,552	41,004

	2,806,516	2,710,361	2,485,236

Transportation profit	322,259	122,061	353,306
Other income, net (Note 21)	186,000	356,817	63,990

Operating income	508,259	478,878	417,296
Comprehensive financing cost:
Interest income	21,380	23,646	37,907
Interest expense and other financial costs (Note 22)	799,806	855,028	942,817
Exchange (loss) gain—net	15,686	(66,327)	4,362

	(762,740)	(897,709)	(900,548)

Loss before taxes	(254,481)	(418,831)	(483,252)
Provision for taxes on income (Note 23)	(698,461)	(4,682)	(4,687)

Loss before discontinued operations	(952,942)	(423,513)	(487,939)
Loss on discontinued operations (Note 19)	(65,928)	(90,968)	(63,482)

Net loss for the year	$(1,018,870)	$(514,481)	$(551,421)

Attributable to:
Non-controlling interest	(2,250)	2,421	4,985
Grupo TMM, S.A.B. Stockholders	(1,016,620)	(516,902)	(556,406)

	$(1,018,870)	$(514,481)	$(551,421)

Loss per share for the year from continuing operations	$(9.326)	$(4.145)	$(4.775)
Loss per share for the year from discontinued operations	(0.645)	(0.890)	(0.621)

Total loss per share for the year	$(9.971)	$(5.035)	$(5.396)

Weighted average number of shares for the year	102,182,841	102,182,841	102,182,841

The attached notes are part of these consolidated statements.

Grupo TMM, S.A.B. and Subsidiaries	5

Consolidated statements of comprehensive income

For the years ended December 31, 2015, 2014 and 2013

(Amounts in thousands of pesos)

	2015	2014	2013
Net loss for the year	$(1,018,870)	$(514,481)	$(551,421)
Other comprehensive income:
Items that will not be subsequently reclassified to profit or loss
(Decrease) increase of non-controlling interest	(673)	1,259	—
Actuarial gains (losses)	4,887	4,124	(1,654)
Revaluation surplus (Note 27)	1,157,690	1,352,710	135,359
Income tax on other comprehensive income	(348,773)	(407,050)	(40,112)

Total comprehensive income for the year	813,131	951,043	93,593

Comprehensive (loss) income for the year	$(205,739)	$436,562	$(457,828)

Attributable to:
Non-controlling interest	(2,923)	3,680	4,985
Grupo TMM, S.A.B. Stockholders	(202,816)	432,882	(462,813)

	$(205,739)	$436,562	$(457,828)

The attached notes are part of these consolidated statements.

Grupo TMM, S.A.B. and Subsidiaries	6

Consolidated statements of changes in stockholders’ equity

For the years ended December 31, 2015, 2014 and 2013

(Amounts in thousands of pesos, except number of shares)

	Number of outstanding common shares	Share capital	Treasury shares	Accumulated losses	Other components of equity (Note 20)	Subtotal	Non controlling interest	Total stockholders’ equity
Balances as at December 31, 2012	102,182,841	$2,216,733	$(46,805)	$(2,463,934)	$893,201	$599,195	$59,616	$658,811
Net loss for the year	—	—	—	(556,406)	—	(556,406)	4,985	(551,421)
Other comprehensive income	—	—	—	(1,007)	94,600	93,593	—	93,593

Comprehensive loss for the year						(462,813)	4,985	(457,828)

Balances as at December 31, 2013	102,182,841	2,216,733	(46,805)	(3,021,347)	987,801	136,382	64,601	200,983

Net loss for the year	—	—	—	(516,902)	—	(516,902)	2,421	(514,481)
Other comprehensive income	—	—	—	416,605	533,179	949,784	1,259	951,043

Comprehensive income for the year						432,882	3,680	436,562

Balances as at December 31, 2014	102,182,841	2,216,733	(46,805)	(3,121,644)	1,520,980	569,264	68,281	637,545

Net loss for the year	—	—	—	(1,016,620)	—	(1,016,620)	(2,250)	(1,018,870)
Other comprehensive income	—	—	—	81,423	732,381	813,804	(673)	813,131

Comprehensive loss for the year						(202,816)	(2,923)	(205,739)

Balances as at December 31, 2015	102,182,841	$2,216,733	$(46,805)	$(4,056,841)	$2,253,361	$366,448	$65,358	$431,806

The attached notes are part of these consolidated statements.

Grupo TMM, S.A.B. and Subsidiaries	7

Consolidated statements of cash flow

For the years ended December 31, 2015, 2014 and 2013

(Amounts in thousands of pesos)

	2015	2014	2013
Cash flows from operating activities:
Loss before taxes	$(254,481)	$(418,831)	$(483,252)
Adjustments to reconcile the loss with cash used in operating activities:
Depreciation, amortization and loss from revaluation	671,057	855,312	585,607
Other amortizations	76,196	81,778	84,832
Loss (profit) from the sale of property, machinery & equipment, net	26,308	(23,040)	(9,240)
Accrued interests	714,105	755,226	845,723
Gain on adjudication of property	—	—	(14,063)
Exchange gain	46,273	58,200	(1,277)
Gain from the sale of subsidiaries	(171,505)	(342,088)	(8,078)
Changes in assets and liabilities:
Accounts receivable	(266,392)	(180,430)	(176,588)
Other accounts receivable and related parties	(51,701)	30,313	(5,401)
Materials and supplies	16,141	5,050	(2,828)
Prepayments	8,819	(18,171)	716
Other accounts payable and accrued expenses	(204,164)	(15,663)	141,934
Other non-current assets	(8,214)	(35,214)	1,779
Employee benefits	9,360	3,323	(4,880)
Operating activities, discontinued operations and available for sale	—	—	(71,273)

Total adjustments	866,283	1,174,596	1,366,963

Cash generated from operating activities	611,802	755,765	883,711
Cash (used in) from discontinued operations, net	170	(696)	(1,388)

Cash from operating activities	611,972	755,069	882,323

Cash from investment activities
Sale of property, machinery & equipment	62,934	78,977	17,166
Acquisition of property, machinery & equipment	(101,886)	(227,236)	(290,766)
Sale of subsidiaries	829,836	25,469	49,665
Investment activities discontinued business and available for sale	—	—	15,249

Cash used in investment activities	790,884	(122,790)	(208,686)

Cash flow from financing activities
Debt and interest payments, net	(1,164,083)	(800,904)	(875,667)
Financing available for sale business	—	—	7,582

Cash used for financing activities	(1,164,083)	(800,904)	(868,085)

Exchange effect on cash	63,540	16,664	430
Increase (decrease) in cash and cash equivalents	302,313	(151,961)	(194,018)
Cash and cash equivalents, beginning of year	743,046	895,007	1,089,025

Cash and cash equivalents, end of year	$1,045,359	$743,046	$895,007

Complementary information:
Interest paid	$631,680	$779,429	$862,506

Income tax and corporate flat tax paid	$3,216	$4,070	$3,016

The attached notes are part of these consolidated statements.

Grupo TMM, S.A.B. and Subsidiaries	8

Notes to the consolidated financial statements

At December 31, 2015 and 2014

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

Grupo TMM’s head office is located at Avenida de la Cúspide N° 4755, Colonia Parques del Pedregal, Delegación Tlalpan, C.P. 14010, Mexico City. In addition, a significant portion of its maritime division activities are conducted at Calle 55 N° 2 Col. Electricistas C.P. 24120 Cd. del Carmen, Campeche.

Grupo TMM, S.A.B. and Subsidiaries	9

At December 31, 2015 and 2014, Grupo TMM holds the percentage of equity interest in various subsidiaries, the most significant are the following:

	Activity	% of ownership
TMM División Marítima, S.A. de C.V.	Maritime	100%
Transportación Marítima Mexicana, S.A. de C.V.	Maritime	100%
TMM Logistics, S.A. de C.V.	Ports and terminals	100%
Inmobiliaria Dos Naciones, S. R.L. de C.V.	Maritime	100%
TMM Parcel Tankers, S.A. de C.V.	Maritime	100%
Almacenadora de Depósito Moderno, S.A. de C.V. (ADEMSA)	Logistics - Warehouse	100%
Autotransportación y Distribución Logística, S.A. de C.V.	Logistics	100%
Administración Portuaria Integral de Acapulco S.A. de C.V.	Ports and terminals	51%
Prestadora de Servicios MTR, S.A. de C.V.	Ports and terminals	100%
Mexschiff Operación de Personal, S.A.P.I. de C.V.	Payroll outsourcing	100%
Omexmar Operadora Mexicana Marítima, S.A.P.I. de C.V.	Payroll outsourcing	100%
Perhafen Services Marítimos, S.A.P.I. de C.V.	Payroll outsourcing	100%
TMM Dirección Corporativa, S.A.P.I. de C.V.	Payroll outsourcing	100%
Inmobiliaria TMM, S.A. de C.V.	Property leasing	100%

The Company’s subsidiaries are incorporated in Mexico, where most of their activities take place.

Disposal of subsidiaries

2015

During 2015, Grupo TMM sold the subsidiaries Desarrollo Comercial Polo S.A.P.I. de C.V., Proserpec Servicios Administrativos S.A.P.I. de C.V., RRLC S.A.P.I. de C.V., Munray Services, S.A.P.I. de C.V., Nicte Inmobiliaria S.A.P.I. de C.V., Promotora Satuiza, S.A.P.I. de C.V. and Grupo Chant S.A.P.I. de C.V., from the latter was sold 98% of its shares and for the rest 100%, all to unrelated parties. These disposals are part of the business plan of Grupo TMM, which considers focus its resources and transactions in specialized maritime transportation segment. The gain on the sale of subsidiaries was $185.3 million, which is recorded under “Other income (expenses)” in the consolidated statements of profit or loss (see Note 21); also the value of the net assets of these subsidiaries at the date of the sale was not significant.

Grupo TMM, S.A.B. and Subsidiaries	10

2014

During 2014, Grupo TMM sold the subsidiaries Terminal Marítima de Tuxpan, S.A. de C.V. (TMT), TMM Agencias, S.A. de C.V. (Agencias), and other subsidiaries which had no material effect. The carrying values of the net assets and consideration received on the sale date were:

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

The gain on the sale of subsidiaries is recorded under other income (expenses), see Note 21.

Finally on July 4, 2014 Grupo TMM sold 1,500 shares in Prestadora de Servicios MTR, S.A. de C.V., to an unrelated party. Due to this sale variation in non- controlling interest was recognized as shown in the statement of changes in the stockholders’ equity.

Grupo TMM, S.A.B. and Subsidiaries	11

2013

In July 2013, Grupo TMM sold its total holdings in its ground transportation and autotransporter business, which had been classified as held for sale. The carrying value of the net assets and consideration received on the sale date were:

2013
Current assets
Cash and cash equivalents	$2,600
Trade receivables	112,821
Other accounts receivable	203,794
Other current assets	17,791

Total current assets	337,006

Non-current assets
Property, machinery and equipment	177,318
Other assets	6,306

Total assets	520,630

Short-term liabilities
Vendors and other accounts payable	(452,312)

Total liabilities	(452,312)

Total net assets	68,318
Consideration from sale	43,905

Loss from disposal	$24,413

The loss from disposal is reported under losses on discontinued operations, see Note 19.

Non-controlling interest in subsidiaries

Grupo TMM holds equity interest in the subsidiaries Administración Portuaria Integral de Acapulco, S.A. de C.V., Servicios Administrativos API Acapulco, S.A. de C.V., Perjomar Operadora, S.A.P.I. de C.V., and Prestadora de Servicios MTR, S.A. de C.V. for which there is non-controlling interest, associated effect on the Company’s consolidated financial statements is considered immaterial. These companies are established and conduct their activities in Mexico.

2 Changes in accounting policies

New and revised standards that are effective for annual periods beginning on or after 1 January 2015

‘Defined Benefit Plans: Employee Contributions’ (Amendments to IAS 19) came into mandatory effect for the first time in 2015, as well as other amendments to IFRSs that became mandatorily effective in 2015 have no material impact on the Grupo TMM’s financial results or position. Accordingly, the Company has made no changes to its accounting policies in 2015.

Standards, amendments and interpretations to existing standards that are not yet effective and have not been adopted early by Grupo TMM

At the date of authorization of these financial statements, certain new standards, and amendments to existing standards have been published by the IASB that are not yet effective, and have not been adopted early by the Company. Information on those expected to be relevant to Grupo TMM’s consolidated financial statements is provided below.

Grupo TMM, S.A.B. and Subsidiaries	12

Management anticipates that all relevant pronouncements will be adopted in the Company’s accounting policies for the first period beginning after the effective date of the pronouncement. New standards, interpretations and amendments not either adopted or listed below are not expected to have a material impact on Grupo TMM’s consolidated financial statements.

IFRS 9 ‘Financial Instruments’ (2014)

The IASB recently released IFRS 9 “Financial Instruments” (2014), representing the completion of its project to replace IAS 39 “Financial Instruments: Recognition and Measurement”. The new standard introduces extensive changes to IAS 39’s guidance on the classification and measurement of financial assets and introduces a new ‘expected credit loss’ model for the impairment of financial assets. IFRS 9 also provides new guidance on the application of hedge accounting.

The Company’s management has yet to assess the impact of IFRS 9 on these consolidated financial statements. The new standard is required to be applied for annual reporting periods beginning on or after 1 January 2018.

IFRS 15 ‘Revenue from Contracts with Customers’

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

IFRS 15 is effective for annual reporting periods beginning on or after 1 January 2018. Management has started to assess the impact of IFRS 15 but is not yet in a position to provide quantified information.

IFRS 16 “Leases”

IFRS 16 requires lessees to record the right to use an asset “on its balance sheet” and a liability for the lease. However, this standard provides exceptions on that accounting for short-term leases and assets in immaterial amounts. It further modifies the definition of lease and sets forth the requirements on other issues such as elements that form part of the lease, variable payments, and option of periods. Moreover, it modifies the journal entry of leaseback sales contracts and adds new disclosure requirements.

IFRS 16 is effective for annual periods beginning on or after January 1, 2019. Company Management has started to evaluate the impact of IFRS 16, but it still does not have quantitative information of that evaluation.

3 Summary of significant accounting policies

Grupo TMM and its subsidiaries prepare their consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”), and these are presented in thousands of Mexican pesos.

Grupo TMM is not required to present a third statement of financial position as of this date. However, Grupo TMM’s management has opted to present comparative information for an additional period (2013) for the consolidated statements of profit or loss, comprehensive income, changes in stockholders’ equity, and cash flows, as permitted by IAS 1 “Financial statement presentation”.

Grupo TMM, S.A.B. and Subsidiaries	13

The most significant accounting policies are summarized as follows:

3.1 Basis of consolidation

The consolidated financial statements include the accounts of Grupo TMM and those of its subsidiaries. Grupo TMM controls a subsidiary when it is exposed, or has rights, to variable returns resulting from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary. All subsidiaries have the reporting date of “December 31”, for all years reported.

The balances and transactions among subsidiaries have been eliminated for the purposes of consolidation, including balances and unrealized gains on transactions between Grupo TMM’s companies. Unrealized losses on the sale of assets among the group are reverted in the consolidation, so that the asset involved is also verified for impairment from a group perspective. Accounting policies of subsidiaries have been adjusted where necessary to ensure consistency with the policies adopted by Grupo TMM.

Profit or loss and other comprehensive income of subsidiaries acquired or disposed during the year are recognized from the effective date of acquisition, or up to the effective date of disposal, as applicable.

Non-controlling interest, presented as part of the stockholders’ equity, represents the portion of the subsidiary’s profit or loss and net assets that are not held by Grupo TMM. The Company attributes the total comprehensive income or loss of the subsidiaries between the owners of the parent and the non-controlling interest based on their respective ownership interests.

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

Grupo TMM, S.A.B. and Subsidiaries	14

Goodwill is stated after the individual recognition of identifiable intangible assets. It is calculated as the excess on the sum of a) the fair value of the consideration transferred, b) the amount recognized for any non-controlling interest in the entity acquired, and c) the fair value on the acquisition date of any equity interest in the acquiree, over the acquisition-date the fair values of the identifiable net assets. If the fair values for the identifiable net assets exceed the sum calculated above, this excess amount (e.g. gain on a bargain purchase) is immediately recognized in profit or loss.

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

3.5 Materials and supplies

Materials and supplies, consisting mainly of fuel and items for the maintenance of property and equipment, are valued at the lower of the average cost and the net realizable value.

3.6 Prepayments

Represent prepayments for services that will be received in the future and are amortized in the period when said services are received.

3.7 Property, machinery and equipment

Properties and vessels

The properties (land and buildings) are measured at fair value, which are determined by external professional valuers every three years or before if the market factors indicate a significant change in the fair value. The last valuation of these assets was in December 2013.

Grupo TMM, S.A.B. and Subsidiaries	15

The vessels are measured at fair value, the restated amounts for most of these assets is determined using market values calculated by external professional valuers and for certain vessels using other valuation techniques. The frequency of the restatements for this class of assets will be based on the changes of the fair values, meaning when these values significantly differ from their carrying value, the Company has revaluated this class of assets at December 31, 2015 and 2014.

The revaluation model for vessels was applied beginning January 1, 2014. Previously, the cost model was applied. Management considers that this change in accounting policy provides more reliable, relevant information about the values of its vessels and related transactions, pursuant to various circumstances that are considered to have a significant effect on the value of that type of assets, such as: i) the behavior that oil prices have experienced (main industry to which Grupo TMM renders services); and ii) the changes generated by the energy reform enacted by the Mexican Federal Government.

The revaluation surplus that is derived from the valuation of properties and vessels is recognized as part of “Other comprehensive income items” and forms part of “other capital components” in stockholders’ investment. A revaluation surplus is credited in income up to an amount equivalent to any revaluation write-down or impairment loss previously recognized income. Any excess is recognized in “Other comprehensive income items” and in stockholders’ investment in the item of “Revaluation surplus”. Revaluation write-downs or impairment losses are recognized in “Other comprehensive income items” up to the amount previously recognized on that asset in stockholders’ investment in the item of “Revaluation surplus”. Any remaining decrease is recognized in income for the year. Any remaining balance of the revaluation surplus in stockholders’ investment at the time of disposing of the asset that gave rise thereto is reclassified to retained earnings. Moreover, any remaining balance of the revaluation surplus in stockholders’ investment may not be distributed to stockholders.

The depreciation of properties and vessels is recognized using the straight line method to write down its carrying value less its estimated residual value. As no finite useful life for land can be determined, the related carrying amounts are not depreciated.

Machinery and equipment

Machinery and equipment are stated at construction or acquisition cost, including any cost directly attributable to bringing the assets to the location and condition necessary for them to be capable of operating in the manner intended by Grupo TMM’s Management. Acquisitions through capital leases or charter arrangements with an obligation to purchase are capitalized based on the present value of future minimum payments, recognizing the related liability. Depreciation of machinery and equipment is computed using the straight-line method based on the useful lives of the assets net of the estimated residual value.

Recurring maintenance and repair expenditures are charged to operating expenses as incurred. Major repairs to vessels (docks) are capitalized and amortized over the period in which benefits are expected to be received (two to five years for vessels).

The material residual values and the estimated useful life are adjusted as necessary, at least once a year.

Gains or losses from the disposal of property, machinery and equipment are determined as differences between the disposal proceeds and the carrying amount of the assets and are recognized in profit or loss as part of “Other income (expenses)”, accordingly (see Note 21).

Grupo TMM, S.A.B. and Subsidiaries	16

Construction in progress

Disbursements attributable to construction of assets that are identifiable and may be controlled by the Company are recognized as assets when they meet the following conditions:

•	it is technically possible to complete the construction of the asset so that it can be available to be used;

•	management has the intent of completing the asset to use it;

•	it can be proven that the asset will generate economic benefits in the future;

•	adequate technical, financial or another type of resources are available to complete the asset; and

•	the disbursement attributable to the asset during its construction can be determined reliably.

3.8 Intangible assets

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

Subsequent measuring

All finite-lived intangible assets are accounted for using the cost model by which the net capitalized costs of their residual value are amortized using the straight-line method throughout their estimated useful lives, in the case of the concession rights; these are amortized according to the term specified in the corresponding agreement. The residual values and useful lives are reviewed on each reporting date. The trademark is considered an intangible asset with an indefinite life therefore it is subject to impairment tests annually as described in Note 15.

The amortization is included in the consolidated statement of operations as part of the depreciation, amortization, and loss from revaluation item.

Subsequent expenditures to preserve software and trademarks are expensed as incurred.

3.9 Impairment testing of long-lived assets

For impairment assessment purposes, assets are grouped at the lowest levels for which there are largely independent cash inflows (cash-generating units). As a result, some assets are tested individually for impairment and some are tested at cash-generating unit level. Goodwill is allocated to those cash generating units that are expected to benefit from synergies of a related business combination and represent the lowest level within the Company at which management monitors the trademark.

Cash-generating units to which trademark has been allocated (determined by the Grupo TMM’s Management as equivalent to its operating segments) are tested for impairment at least annually. All other individual assets or cash-generating units are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Grupo TMM, S.A.B. and Subsidiaries	17

An impairment loss is recognized for the amount by which the asset’s (or cash-generating unit’s) carrying amount exceeds its recoverable amount, which is the higher of fair value less costs of disposal and value-in-use. To determine the value-in-use, management estimates expected future cash flows from each cash-generating unit and determines a suitable discount rate in order to calculate the present value of those cash flows. The data used for impairment testing procedures are directly linked to Grupo TMM’s latest approved budget, adjusted as necessary to exclude the effects of future reorganizations and asset enhancements. Discount factors are determined individually for each cash-generating unit and reflect current market assessments of the time value of money and asset-specific risk factors.

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

3.10 Leased assets

Financial leases

Management applies judgment in considering the substance of a lease agreement. The economic ownership of the leased asset is transferred to the leaseholder if they substantially assume all the risks and rewards related to the ownership of the leased asset. The corresponding asset is then recognized at the start of the lease at the fair value for the leased asset, or if lower, at the present value of the lease payments. A corresponding amount is recognized as a liability for financial leasing, independent of whether some of the lease payments are settled in advance of the lease start date.

The corresponding liability decreases by the lease payments net of the financial expenses. The interest component in the lease payment represents a portion of the capital balance outstanding and is recognized in operations as financial costs over the lease period.

Notes 3.7 above and 10 describe the depreciation methods and estimated useful lives, respectively, for assets under financial leases.

Operating leases

All other leases are treated as operating leases. Payments on operating lease agreements are recognized as an expense on a straight-line basis over the lease term. The associated costs, such as maintenance and insurance, are expensed as incurred.

3.11 Financial instruments

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

Grupo TMM, S.A.B. and Subsidiaries	18

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

Classification and subsequent measuring of financial liabilities

The financial liabilities of Grupo TMM include financial debt, vendors, and other accounts payable.

Financial liabilities are subsequently measured at amortized cost using the effective interest method. All derivative financial instruments that are not designated and are not effective as hedging instruments are carried at fair value through profit or loss.

Grupo TMM, S.A.B. and Subsidiaries	19

All interest-related charges are recognized in operations and included in the item “Interest expense and other financial costs” in the consolidated statement of profit or loss.

3.12 Provisions, contingent liabilities and contingent assets

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

All provisions are reviewed on the issuance of the financial statements and adjusted to reflect the current best estimate.

When the possible outflow of economic resources for present obligations is remote or improbable, this is not recognized as a liability, unless it was assumed in the course of a business combination.

Possible inflows of economic benefits to Grupo TMM that do not yet meet the recognition criteria of an asset are considered contingent assets.

3.13 Taxes on earnings

Calculation of current income tax is based on tax rates and tax laws that have been enacted or substantially enacted to the reporting date of the consolidated financial statements. Deferred income tax is determined using the liability method, based on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements. Determination of deferred income tax has considered tax rates that will be effective at the time of reversion of the temporary differences.

The income tax expense in the statement of profit or loss includes the sum of the deferred tax, which has not been recognized in other comprehensive income or directly in stockholders’ equity, and the current income tax for the year.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit against which temporary differences can be utilized will be available (see Note 23). This is assessed based on the Company’s forecast of future operating results, adjusted for significant items that are reconciled for the taxable income and the limits on the use of tax losses and other tax asset carryforwards.

Grupo TMM, S.A.B. and Subsidiaries	20

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference can be controlled and it is probably that the temporary difference will not reverse in the foreseeable future.

3.14 Statutory employee profit sharing

The statutory employee profit sharing is determined applying the rate of 10% on taxable income, adjusted as provided for by the Income Tax Law. The statutory employee profit sharing accrued is considered an ordinary expense associated with employee benefits.

3.15 Post-employment benefits and benefits for short-term employees

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

The net cost for the defined benefits liability period is included in the item “Salaries, wages and employee benefits” in the consolidated statements of profit or loss.

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

Grupo TMM, S.A.B. and Subsidiaries	21

3.16 Stockholders’ equity

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

3.17 Recognition of revenue, costs and expenses, and financing costs

Revenue

Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances.

Revenues are recognized at the time at which the risks and benefits are transferred to the customer, which generally occurs when: (i) there is convincing evidence of the agreement with the customer, (ii) the service has been rendered in compliance with the customer’s requirement; (iii) collection is reasonably assured; and (iv) there is no condition or uncertainty that might imply their reversal and the customer assumes the risk of the losses.

The Company recognizes its revenues when the criteria mentioned in the above paragraph are met, specifically vessels leased are recognized on monthly basis according to the number of days elapsed and during the term of the corresponding contract, and in the case of revenue from voyages, when their duration is longer than two months, this is recognized proportionally as a shipment moves from origin to destination; other services, including warehousing, are recognized when services are rendered.

Costs and expenses

The costs and expenses for maritime, and also those related to other logistics operations, are recognized in operations when the services are rendered, materials are consumed or as incurred.

Financing costs

Interest income and expense are reported as accrued using the effective interest method and are reported as part of the comprehensive financing cost.

3.18 Information by segments

Grupo TMM has three operating segments: maritime division, logistics division, and ports and terminals division.

Grupo TMM, S.A.B. and Subsidiaries	22

These operating segments are monitored by the Company’s Management, who are responsible for making strategic decisions, which are made based on adjusted operating segment results. In identifying its operating segments, Management follows Grupo TMM’s service lines, which represent the main services provided by Grupo TMM.

Each of these operating segments is managed separately as each of these service lines requires different technologies and other resources as well as marketing approaches. All inter-segment transfers are carried out at market prices.

The accounting policies Grupo TMM uses for segment reporting are the same as those used in its consolidated financial statements, with the exception that corporate assets which are not directly attributable to the business activities of any operating segment are not allocated. In the financial periods presented, the primarily applies to the Grupo TMM’s head office. During 2013, the Company disposed of a significant portion of the logistics division segment (see Note 19).

3.19 Discontinued operations

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

The gains or losses on discontinued operations, including components of gains or losses from previous years are reported as a single amount on the consolidated statement of profit or loss. This amount, which includes the gains or losses after taxes for discontinued operations and the gains or losses after taxes resulting from measuring and disposing of assets classified as held for sale, are discussed in more detail in Note 19.

Non-current assets held for sale

When Grupo TMM intends to sell a non-current asset or a group of assets (a group held for sale and if the sale is highly probable, the assets or group held for sale are classified as “held for sale” and are reported separately in the consolidated statement of financial position.

Non-current assets classified as “held for sale” are measured at their carrying value immediately prior to the classification as held for sale, or at their fair value less their cost of sale, whichever is less. No asset classified as “held for sale” is subject to depreciation or amortization after being so classified.

3.20 Significant management judgment in applying accounting policies and estimation uncertainty

When preparing the consolidated financial statements, Management considers a number of judgments, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses.

Grupo TMM, S.A.B. and Subsidiaries	23

Significant management judgment

The reporting judgments made by Management as to the application of the accounting policies of Grupo TMM that would have a material effect on the consolidated financial statements are described following:

Deferred tax assets

The extent for which a deferred tax asset can be recognized is based on the assessment of the probability of obtaining future taxable income for which Grupo TMM’s deferred tax assets can be used. In addition, reporting judgment is required to evaluate the impact of certain legal, fiscal, and/or economic limits (see Note 23).

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

Defined benefits obligation

Management’s estimate of the DBO is based on a number of critical assumptions, such as inflation rates, mortality rates, discount rate, and a consideration for future salary increases. The variances in these assumptions can impact the amount of the DBO and the corresponding annual expense for defined benefits (the analysis is provided in Note 25).

Measures of fair value

Management uses valuation techniques to measure the fair value of its vessels and properties. This results in Management preparing estimates and assumptions based on market information and using observable data that could be used by market participants to assign a price to the instrument, however these are not always available. These fair value estimates for these non-financial assets can vary from the actual prices obtained on operations at market value on the reporting date (see Note 27).

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

Company Strategy

The maritime business has improved its performance in recent years, consolidating as the most important revenue stream for Grupo TMM. In addition, Management continues to work on the implementation of the five year growth plan, which includes the following progress and projects:

Grupo TMM holds lands in Tuxpan, and is developing projects including a liquid oils terminal, an automobile terminal and citrus juice export.

Grupo TMM, S.A.B. and Subsidiaries	24

In addition, Grupo TMM intends to dispose the bonded warehouse business in 2016, and this divestiture is expected to improve operating income, by channeling the effort to the maritime business and development of new projects related to the Energy Reform, particularly the transportation segment, storage, and hydrocarbon distribution and terminals where Grupo TMM has competitive advantages and/or broad experience that will allow it to diversify current sources of revenues and the current customer base.

Through strategic alliances, selling non-productive assets (land), and new financing arrangements, Grupo TMM intends to obtain the necessary proceeds to improve the fleet of ships, thereby addressing the demand for services related to hydrocarbon operations in Mexico.

Lastly, Grupo TMM is in the process of improving its debt profile through the capitalization of approximately 40% of the Trust Certificates, reducing its financing cost and improving the cash flows.

The successful implementation of these projects in the short and medium term will allow Grupo TMM to grow with high yielding assets and operations, significantly improving the Company’s capital structure and increasing value for its stockholders.

5 Cash and cash equivalents

Cash and cash equivalents at December 31, 2015 and 2014, are summarized as follows:

	2015	2014
Cash on hand	$1,223	$892
Banks at bank	262,678	99,556
Short-term investments	736,031	232,425
Restricted cash	45,427	410,173

	$1,045,359	$743,046

Restricted cash represents the amount required to guarantee payments according to the obligations arising from the debt agreements for the acquisition of vessels, trust certificates and guarantee found for the sale of TMT.

Grupo TMM, S.A.B. and Subsidiaries	25

6 Trade receivables

Trade receivables at December 31, 2015 and 2014, are summarized as follows:

	2015	2014
Maritime
Offshore vessels	$859,614	$587,799
Tankers	49,079	57,722
Parcel tankers	29,890	13,341
Shipyards	12,595	24,738
Tugboats	11,747	8,916
Others	22	1,032

Ports and terminals
Shipping agencies	44,355	38,837
Repair of containers	42,740	52,159
Port services	6,326	5,310
Automotive services	3,549	4,709
Commercial leases	1,231	899

Other businesses	493	298

Total trade receivables	1,061,641	795,760
Allowance for doubtful accounts	(13,215)	(13,726)

	$1,048,426	$782,034

7 Other accounts receivable

Other accounts receivable at December 31, 2015 and 2014, are summarized as follows:

	2015	2014
Services for port, maritime and other operations	$93,321	$44,348
Recoverable taxes	29,215	25,461
Insurance claims	9,872	11,405
Employees	7,104	17,338
Others	52,123	45,524
Sale of subsidiary (a)	—	803,047

	$191,635	$947,123

(a)	Corresponds to the sale of the subsidiary Terminal Marítima de Tuxpan, S.A. de C.V., (see Note 1). This balance was collected during 2015.

Grupo TMM, S.A.B. and Subsidiaries	26

8 Materials and supplies

Materials and supplies at December 31, 2015 and 2014, are summarized as follows:

	2015	2014
Spare parts	$69,235	$48,783
Fuels	32,360	68,920
Others	860	893

	$102,455	$118,596

9 Prepayments

Prepayments at December 31, 2015 and 2014, are summarized as follows:

	2015	2014
Fleet insurance	$10,351	$10,400
Prepaid expenses	8,084	17,449
Prepaid insurance premiums	3,107	2,512

	$21,542	$30,361

10 Leases

Financial leases as lessee

The Company holds two financial leases, the first is on a vehicle which started in December 2012 and ends in December 2016; the second is on a vessel named “Subsea 88”, which started in November 2013 and will end in October 2023.

As of 31 December 2015 and 2014 the carrying value of equipment in finance leases are as follows:

	2015	2014
Vessel Subsea 88	$210,513	$174,767
Vehicle	722	1,083

	$211,235	$175,850

The financial leasing liabilities (see Note 16) are secured by the associated assets held under this modality. The minimum future financial leasing payments at the end of each reporting period are:

	Within the 1st year	1 to 3 years	3 to 5 years	After 5 years	Total
Balance at December 31, 2015
Lease payments	$35,369	$69,619	$102,190	$173,173	$380,351
Financial charges	(27,938)	(51,796)	(68,624)	(47,110)	(195,468)

Present values, net	$7,431	$17,823	$33,566	$126,063	$184,883

Balance at December 31, 2014
Lease payments	$30,044	$59,705	$66,778	$176,818	$333,345
Financial charges	(24,618)	(46,359)	(41,380)	(58,390)	(170,747)

Present values, net	$5,426	$13,346	$25,398	$118,428	$162,598

The financial lease contract for “Subsea 88” includes monthly lease payments and an option to buy at the end of the term.

Grupo TMM, S.A.B. and Subsidiaries	27

Operating leases as lessee

At December 31, 2015, the operating leases report the following expiries:

Leased assets	Expire
Building	Apr. 2029
Computer equipment	Nov. 2017
Forklift	Dec. 2017
Cranes	Dec. 2017
Docks and equipment	Mar. 2018
Offshore vessels	Apr. 2018

The contracts include an option to buy at certain times during the term or on expiry.

In 2014, the docks and offshore vessels were subject to a leaseback transaction, which were qualified as operating as a result of the evaluation of the characteristics for these leases.

The minimum future payments on leases are:

	Within the 1st year	1 to 3 years	3 to 5 years	After 5 years	Total
Lease payments
At December 31, 2015	$99,752	$121,109	$118,257	$681,801	$1,020,919

At December 31, 2014	$128,024	$111,755	$95,537	$605,600	$940,916

11 Concession rights

The Company holds concessions to operate the cruise and vehicle terminal at the port of Acapulco, Guerrero and the tugboat services at the port of Manzanillo, Colima. Under these concession agreements, the Company is obliged to keep the facilities included in the concession in good condition. At the end of the concessions, these facilities will revert to the federal government.

Therefore the concession rights and the partial rights assignments provide for rights in favor of the federal government (see Note 30).

At December 31, 2015 and 2014, the Company was in compliance with its obligation to maintain the concessioned facilities in good condition.

The concession rights at December 31, 2015 and 2014 are summarized as follows:

	2015	2014	Years to amortize
Administración Portuaria Integral de Acapulco (a)	$94,607	$94,607	10
Transportación Marítima Mexicana (b)	30,266	30,266	—

	124,873	124,873
Accumulated amortization	(104,059)	(100,275)

Concession rights, net	$20,814	$24,598

Grupo TMM, S.A.B. and Subsidiaries	28

The amortization of the concession rights was $3,784 for the years ended December 31, 2015 and 2014.

(a)	Concession expires June 2021.

(b)	Renewal expires January 16, 2023, with the possibility of renewing for another 8 years. In January 2007, the total value of this concession was amortized prior to the renewal.

12 Property, machinery and equipment

Property, machinery and equipment at December 31, 2015 and 2014 are summarized as follows:

	2015
	Net balances at year start	Additions	Disposals		Transfers and others		Depreciation /impairment		Net balances at year end	Estimated useful lives (years)
Vessels	$7,609,796	$5,512	$76,265	(e)	$1,186,519	(b)	$594,199	(c)	$8,131,363	25
Shipyard	486	—	—		—		63		423	40
Major vessel maintenance	83,130	49,998	20,397	(e)	775		59,959		53,547	2.5
Buildings and facilities	195,201	—	—		1,155		9,419		186,937	20 y 25
Warehousing equipment	18	—	—		(18)		—		—	10
Computer equipment	584	358	—		—		390		552	3 y 4
Terminal equipment	13,805	613	8,960		(3)		1,335		4,120	10
Ground transportation equipment	8,162	—	125		27		2,558		5,506	4.5 y 10
Other equipment	15,652	355	—		1,904		4,581		13,330

	7,926,834	56,836	105,747		1,190,359		672,504		8,395,778

Land	872,220	—	—		8,400		—		880,620

Construction in progress	253,887	45,050	4,948		(17,308)		—		276,681

	$9,052,941	$101,886	$110,695		$1,181,451		$672,504		$9,553,079

	2014
	Net balances at year start	Additions	Disposals		Transfers and others		Depreciation /impairment		Net balances at year end	Estimated useful lives (years)
Vessels	$7,030,847	$67,412	$159		$1,378,018	(b)	$866,322	(c)	$7,609,796	25
Shipyard	56,300	—	55,436	(a)	(2)		376		486	40
Major vessel maintenance	99,927	52,740	—		(555)		68,982		83,130	2.5
Buildings and facilities	207,251	—	—		(2,584)		9,466		195,201	20 y 25
Warehousing equipment	18	—	—		—		—		18	10
Computer equipment	488	498	—		—		402		584	3 y 4
Terminal equipment	5,457	10,182	—		1		1,835		13,805	10
Ground transportation equipment	10,853	468	163		265		3,261		8,162	4.5 y 10
Other equipment	8,305	1,899	179		8,814		3,187		15,652

	7,419,446	133,199	55,937		1,383,957		953,831		7,926,834

Land	1,338,414	—	—		(466,194	)(d)	—		872,220

Construction in progress	295,258	94,037	—		(135,408)		—		253,887

	$9,053,118	$227,236	$55,937		$782,355		$953,831		$9,052,941

All the amounts for depreciation and for loss from revaluation are included as part of the depreciation, amortization and loss from revaluation on the consolidated statements of profit or loss.

The accumulated depreciation on property, machinery and equipment at December 31, 2015 and 2014 is $598,825 and $498,681, respectively.

(a)	The shipyard comprised of two docks and a pusher, was sold March 13, 2014 to then be contracted under an operating lease (see Note 10).

Grupo TMM, S.A.B. and Subsidiaries	29

(b)	Comprised primarily for revaluation surplus by $1,157,690 and $1,352,710 net of other transfers for 2015 and 2014, respectively.

(c)	Includes $41,970 loss from revaluation of one vessel in 2015 and $380,685 loss from revaluation of eight vessels in 2014.

(d)	Corresponds to the sale of the subsidiary TMT (see Notes 1 and 21).

(e)	Corresponds to the sale of the vessel Palenque on June 17, 2015.

If the cost model had been used, the revalued carrying amounts for vessels, land, and buildings and facilities at December 31, 2015 and 2014, would be as follows:

	2015	2014
Vessels	$6,118,692	$6,562,530
Lands	780,262	774,516
Properties	175,415	182,132

	$7,074,369	$7,519,178

The revalued amounts include a revaluation surplus of $2,214,551 and $1,158,039 in 2015 and 2014, respectively, before taxes, which is not available for distribution to stockholders.

Fair value measurement

See Note 27 regarding the measuring of fair value for vessels and properties.

Guarantees

At December 31, 2015 and 2014, 31 and 32 vessels respectively are securing the Trust Certificates offering. In addition, 4 vessels, in both years are securing financing with DVB Bank, NV and also the financial lease with FTAI Subsea 88. Also, there are 4 properties (14 properties in 2014) securing various bank loans.

13 Other non-current assets

Other non-current assets at December 2015 and 2014 are shown following:

	2015	2014
Almacenes de Jugos Cítricos de México, S.A.P.I. de C.V. (a) & (b)	$40,000	$40,000
Prepaid expenses	32,458	38,399
Other non-current assets	13,100	—
Security deposits	11,126	10,516
Other investments in shares, net (b)	5,776	8,715

	$102,460	$97,630

(a)	In July 2014, Grupo TMM contributed $40,000 to the capital stock of Almacenes de Jugos Citricos de Mexico, S.A.P.I. de C.V., which represents 21% of the voting shares. Since this entity has not started up operations as at the issue date of the consolidated financial statements, Company Management decided to value the entity at its input cost, which is lower than its recoverable value.

Grupo TMM, S.A.B. and Subsidiaries	30

(b)	Are investments in companies in which Grupo TMM does not have control or significant influence; these investments are recognized and valued at their acquisition cost under which they are associated are at the beginning of operation.

14 Intangible assets

Intangible assets at December 31, 2015 and 2014 are summarized as follows:

	2015
	Net balances at year start	Additions	Disposals	Transfers and others		Amortization	Net balances at year end	Estimated useful life (years)
Software	$7,226	$—	$—	$10,894	(b)	$7,510	$10,610	3 & 5
Trademark (a)	125,528	—	—	—		—	125,528	Indefinite

	$132,754	$—	$—	$10,894		$7,510	$136,138

	2014
	Net balances at year start	Additions	Disposals	Transfers and others		Amortization	Net balances at year end	Estimated useful life (years)
Software	$4,199	$3,796	$—	$3,253		$4,022	$7,226	3 & 5
Trademark (a)	125,528	—	—	—		—	125,528	Indefinite

	$129,727	$3,796	$—	$3,253		$4,022	$132,754

(a)	Corresponds to the rights on the Marmex trademark associated with the specialized maritime division segment, specifically the offshore vessels operation. This trademark is subject to annual impairment testing.
(b)	Corresponds to a fuel measurement system and communication systems on offshore vessels.

The accumulated amortization of intangible assets at December 31, 2015 and 2014 is $12,442 and $5,212, respectively.

15 Impairment of long-lived assets

At December 31, 2015 and 2014, Grupo TMM had performed annual impairment tests. The recoverable amounts for the cash generating units were determined based on calculations of the value in use and fair value less costs of sale as follows:

Vessels and trademark

Vessels are identifiable assets that individually generate cash flows which are largely independent from the flows from other assets or groups of assets. The trademark is considered an asset that does not generate flows independently therefore this was grouped with the vessels as a cash-generating unit (specialized maritime division segment) together with other long-lived assets in this segment. The recoverable amount for these assets was determined as their value in use. At December 31, 2015 and 2014, no impairment losses were determined for these assets.

Properties

The recoverable value of properties was determined as their fair value less costs of sale, which are considered immaterial in terms of the fair value. The determination of fair value is described in Note 27. At December 31, 2015 and 2014 no impairment losses were determined for these assets.

Grupo TMM, S.A.B. and Subsidiaries	31

Corporate assets and other long-lived assets

These assets are not identified with any cash-generating unit, therefore these were evaluated at the Grupo TMM level. The recoverable amount for these assets was determined as their value in use. At December 31, 2015 and 2014, no impairment losses were determined for these assets.

The recoverable amounts for cash-generating units were determined based on calculations of the value in use, covering a detailed three-year projection, followed by an extrapolation of the cash flows expected for the useful lives remaining for the assets using the growth rates determined by Management. At December 31, 2015 and 2014, the recoverable amounts for the cash-generating unit are $12,957,422 and $11,988,047, respectively.

The present value of the cash flows expected for each segment was determined applying an appropriate discount rate.

	2015		2014
	Growth rate	Discount rate	Growth rate	Discount rate
Vessels	2.00%	7.04%	2.00%	7.04%

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

In addition to the considerations described above for determining the value in use of assets and the cash generating units described above, Management is currently not aware of any other probable change that could require changes in their estimate. However, the estimate for the recoverable amount for the specialized maritime segment is particularly sensitive to the discount rates. If the discount rate used increases 1%, the value in use would decrease up to 5.14% in terms of the value determined, value that continues to exceed the carrying value for the aforementioned assets.

Grupo TMM, S.A.B. and Subsidiaries	32

16 Financial assets and liabilities

Categories of financial assets and liabilities

The financial assets and liabilities at December 31, 2015 and 2014 are summarized as follows:

	2015	2014
Financial assets
Valued at amortized cost
Cash and cash equivalents	$1,045,359	$743,046
Trade receivables	1,048,426	782,034
Other accounts receivable	167,062	921,662

Total current financial assets	$2,260,847	$2,446,742

Financial liabilities
Valued at amortized cost
Current portion of the financial debt	$684,748	$918,638
Vendors	279,044	371,583
Accounts payable and accrued expenses	433,051	587,958
Related parties	28,291	18,110

Total short-term financial liabilities	1,425,134	1,896,289
Long-term financial debt	9,995,502	10,069,557

Total financial liabilities	$11,420,636	$11,965,846

At December 31, 2015 and 2014, the carrying value of the financial assets and liabilities at amortized cost is considered similar to their fair value.

Financial debt

Trust certificates

On July 29, 2010, an offering of Trust Certificates was released for $10,500 million. This offering consolidated the three previous offerings released by the Company into one. The Trust Certificates bear a term of 20 years and were given an initial credit rating of HR AA with stable outlook by HR Ratings de México, S.A. de C.V. in July 2010; on August 14, 2015, HR Ratings de México, S.A. de C.V. ratified its rating of HR AA and placed in special review.

Interest on this offering was payable semiannually in February and August. Pursuant to the Trustholders’ Meeting, the date of payment of interest was changed to November and May every year, beginning on November 15, 2015.

Since the offering, a derivative financial instrument designated as a hedge (interest rate CAP) was contracted which enabled Issuer’s Trust to have maximum annual rate of 10.80% during the first 3 years of the offering. At the beginning of 2013, the Company extended the CAP for the period from August 2013 to August 2014, under which the maximum rate payable was 10.80%. In January 2014, the Company again extended the CAP for the period from August 2014 to August 2015, under which the maximum rate payable is 9.80%, which allows the Company to increase the efficiency of the coverage by 100 basis points in terms of the previous coverage. In addition, in April 2015, the Company again extended the CAP for the period from August 2015 to August 2016, under which the maximum rate payable is 9.80%.

Grupo TMM, S.A.B. and Subsidiaries	33

This offering represents the total amount in pesos for future services to be provided to the contracting parties according to the terms of the Trust Certificate program and, like the previous offerings, it observes a cash restriction in order to secure certain operating obligations and potential payment obligations in the event of default. The restricted cash balance at December 31, 2015 and 2014 is $80.9 and $405.141, respectively.

The outstanding balance on this Offering at December 31, 2015 and 2014 was $10,539.1 and $10,594.1 million at an interest rate of 5.79% and 5.77% per annum, respectively. The interest expense for the trust certificates was $618,818 and $660,357 for the years ended December 31, 2015 and 2014, respectively.

In accordance with the Trust Certificates Program, the Company had the right and choice to capitalize interest for the first five years as per the following:

Year	Capitalization %	Interest Payment %
1st and 2nd	60%	40%
3th and 4th	50%	50%
5th	25%	75%

During 2015 the Company capitalized interest for $185,172; during 2014 it did not capitalize any interest.

The Trust Certificates at December 31, 2015 and 2014 are summarized as follows:

	2015	2014
Consolidated offering	$10,500,000	$10,500,000
Capitalization of interests	414,194	229,022
Payments made (a)	(374,871)	(134,866)
Interests payable (b)	—	58,581
Transaction costs	(864,730)	(927,598)

Long-term trust certificates	$9,674,593	$9,725,139

(a)	Includes capital payments made during 2015 and 2014 of $240,005 el and $1,000, respectively.
(b)	Interest amounts to $77,973 in 2015, which is included as part of short-term interest payable. Interest amounting to $58,581 was included as part of the long-term debt in 2014, due to the option of capitalizing that interest.

Other Financing

The information for other financing at December 31, 2015 and 2014 is summarized as follows:

	2015		2014
	Short-term	Long-term	Short-term	Long-term
Payable in Mexican pesos
Daimler Financial Services México, S. de R.L. de C.V.	$9,737	$36,786	$8,695	$46,524
Recognition of debt and substitution of debtor for $62.9 million at a variable rate of the 28-day TIIE plus 6 points, with monthly payments of principal and interest and maturing October 2019.

Grupo TMM, S.A.B. and Subsidiaries	34

	2015		2014
	Short-term	Long-term	Short-term	Long-term
Banco Nacional de Comercio Exterior, S.N.C.	—	9,272	155,001	33,036

A line of credit with mortgage surety for $35.6 million, at a variable rate of the 28-day TIIE plus 450 points, maturing, December 1, 2017. Two lines of credit with mortgage surety for $65.7 and $161.6 million, at a variable rate of the 28-day TIIE plus 425 points maturing June 29, 2015; the latter were paid in full and early in May 2015.

Banco Autofin México, S.A. Institución de Banca Múltiple	19,559	95,044	45,273	87,817

Five lives of credit with mortgage surety for $45.8, $34.6, $25.5, $21.6, and $8.4 million at a variable rate of the 28- day TIIE plus 450 basis points, with monthly payments of principal and interest, maturing September 2021.

INPIASA, S.A. de C.V. (a)	2,397	7,169	2,397	9,022

Contract for two lines of credit, the first for $15.7 million and the second for $4.2 million, both at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of principal and interest, and maturing August 2021 and October 2016, respectively.

Corporación Financiera de Occidente, S.A. de C.V. SOFOM Institución de Banca Múltiple (FINOX) (a)	—	—	3,000	—

$18.0 million line of credit at a variable rate of the 28-day TIIE plus 600 basis points, with 36 monthly payments of principal and interest, and maturing June 27, 2015, date to be fully liquidated the credit line.

Intercam Banco, S.A.	—	—	18,429	—

Two lines of credit with trust surety for $19.9 and $15.0 million at a variable rate of the 28-day TIIE plus 500 basis points, monthly payments of principal and interest on outstanding balances and maturing December 2015 and August 2017, respectively. The credit line of $19.9 million was paid in full on December 29, 2015.

Grupo TMM, S.A.B. and Subsidiaries	35

	2015		2014
	Short-term	Long-term	Short-term	Long-term
Banco del Bajío, S.A. (a)	1,423	4,151	1,423	5,574
Two lines of credit for $8.5 and $4.6 million at a variable rate of the 28-day TIIE plus 250 points, with payments of principal and interest and maturing November 2019 and December 2014, respectively.
Value Arrendadora, S.A. de C.V. SOFOM ENR	430	—	373	430
$1.4 million financial lease at 14.23% fixed rate with monthly payments of principal and interest on outstanding balances and maturing December 2016.
MFM OPM , S.A. P.I. de C.V. SOFOM E.N.R.	—	—	1,000	—
$1.0 million line of credit at a fixed rate of 12.2%, with principal and interest paid on maturity in February 2015, credit repayed on expiration date.
Trust Certificates	—	9,674,593	—	9,725,139
Portfolio securitization program with a variable interest rate of the 28-day TIIE annualized plus 245 basis points (at December 2014 close, this was 5.79%) maturing August 2030.
Interest payable	118,407	—	200,165	—

	151,953	9,827,015	435,756	9,907,542

Payable in US dollars
DVB Bank América, NV (b)	333,322	—	329,008	—

Two lines of credit with mortgage surety; the first for US$25.0 million (approximately $433.5 million) at an average rate of 7.42% and maturing May 2017. The second, for US$27.5 million (approximately $476.8 million), at an average rate of 7.78%, and maturing June 2017.

DEG-Deutsche Investitions – UND (c)	88,433	—	75,147	—

US$8.5 million line of credit with pledge surety (approximately $147.4 million) at 8.01% fixed rate, with semiannual payments of principal and interest on outstanding balances, with a two year grace period on the principal and maturing July 2014.

Grupo TMM, S.A.B. and Subsidiaries	36

	2015		2014
	Short-term	Long-term	Short-term	Long-term
Other (d)	104,039	—	73,674	12,891
Two unsecured loans were contracted, each for US$3.0 million (approximately $52.0 million) at 11.25% fixed rate, with semiannual payments of principal and interest and maturing January 2016.
FTAI Subsea 88 Ltd	7,001	168,487	5,053	149,124

US$10.8 million line of credit through financial leasing (approximately $187.3 million), at 15.92% fixed rate with monthly payments of principal and interest on outstanding balances and maturing November 2023.

	532,795	168,487	482,882	162,015

	$684,748	$9,995,502	$918,638	$10,069,557

(a)	Corresponds to signed court settlements for the recognition of debts regarding the Certificates of Deposit secured by ADEMSA (see Note 30f).
(b)	Since formal waiver from the financial institution with respect to the incompliance of the obligation of the “Minimum Capital” ratio, the Company was obtained on March 4, 2016, the balance of this debt was presented as short term.
(c)	As of the issue date of these consolidated financial statements, the Company is in the process of negotiating with the bank the restructuring of the payment schedule and a new maturity date.
(d)	As of the issue date of these consolidated financial statements, Grupo TMM has not made the capital and interest payments, therefore Grupo TMM is in the process of negotiating the restructuring of the payment schedule and a new maturity date.

Covenants

Some of the agreements related to the abovementioned loans contain certain covenants including the observance of certain financial ratios, restrictions on dividend payments, and sales of assets, among others. Except as noted in point (b) above, at December 31, 2015 and 2014, Grupo TMM and subsidiaries were in compliance with these covenants.

The interest expense on the trust certificates and bank loans was $714,105 and $755,366 for the years ended December 31, 2015 and 2014, respectively.

Grupo TMM, S.A.B. and Subsidiaries	37

The maturity of the long-term financial debt at December 31, 2015 and 2014 is as follows:

Maturity	2015	2014
2016	$—	$49,804
2017	52,273	71,722
2018	44,382	38,650
2019	47,400	36,475
2020	32,936	41,417
2021 and thereafter	9,818,511	9,831,489

	$9,995,502	$10,069,557

17 Balances and transactions with related parties

The accounts payable and transactions with related parties at December 31, 2015 and 2014 are summarized as follows:

	2015		2014
	Receivable	Payable	Receivable	Payable
SSA México, S.A. de C.V.	$76	$28,291	$—	$18,110

SSA México, S.A. de C.V., is a company with which Grupo TMM and Administración Portuaria Integral de Acapulco, S.A. de C.V. conduct leasing operations and consulting.

The most relevant transactions with related parties at December 31, 2015, 2014 and 2013 are summarized as follows:

	2015	2014	2013
Income:
Leases (a)	$788	$788	$788

Expenses:
Other expenses (b)	$250	$220	$127

(a)	Grupo TMM, S.A.B. leases with SSA México, S.A. de C.V.
(b)	Management consulting billed by SSA México, S.A. de C.V. to Administración Portuaria Integral de Acapulco, S.A. de C.V.

Operations involving executive personnel for the years ended December 31, 2015, 2014 and 2013 include the following expenses:

	2015	2014	2013
Short-term benefits
Salaries	$40,571	$40,056	$41,671
Social security costs	775	855	872

	$41,346	$40,911	$42,543

Grupo TMM, S.A.B. and Subsidiaries	38

18 Accounts payable and accrued expenses

Accounts payable and accrued expenses at December 31, 2015 and 2014 are shown as follows:

	2015	2014
Operating expenses	$246,195	$229,135
General expenses	129,603	148,841
Taxes payable	25,150	24,904
Purchased services	17,963	158,753
Salaries and wages	5,974	17,053
Other	33,316	34,176

	$458,201	$612,862

19 Disposal of assets and groups classified as held for sale and discontinued operations

At the beginning of 2013, Management decided to discontinue the warehousing, truck transportation and haul-away trailers operations. This decision was made in keeping with Grupo TMM’s strategy to focus on its better performing businesses. By consequence, the assets and liabilities of ADEMSA (warehousing) and Lacto (truck transportation and haul-away trailers), included in the logistics division segment, were classified as assets held for sale. In addition, during 2014 the Company decided to dispose of the cabotage business.

As at December 31, 2015 and 2014, the carrying values of assets and liabilities within disposal include the warehousing and cabotage business, since the truck transportation and haul-away trailers business was sold prior to 2013 year end, as discussed herein below.

	2015	2014
Current assets
Cash and cash equivalents	$861	$692
Other accounts receivable	31,237	20,764
Customers	15,834	15,757
Prepayments	141	552
Non-current assets
Property, machinery and equipment	127,683	128,582
Other assets	18,444	18,573

Assets classified as held for sale	$194,200	$184,920

Short-term liabilities
Accounts payable	$79,013	$63,313
Vendors	8,751	12,051
Bank loans (a)	2,584	1,269
Long-term liabilities
Bank loans (a)	5,734	5,897
Deferred taxes	11,620	11,620

Liabilities related to assets classified as held for sale	$107,702	$94,150

(a)	It corresponds to a line of credit contracted with Banco del Bajio, S. A. in September 2013, with a variable EIIR rate at 28 days plus 250 points with monthly interest payments and capital maturities in August 2020, as well as a debt owed to Caja de Ahorro Popular la Merced Sociedad de Ahorro y Préstamo, S. de R.L. de C.V. at a 6% annual rate with monthly payments on unpaid balances on the principal and interest, due September 2017.

Grupo TMM, S.A.B. and Subsidiaries	39

On July 15, 2013, Lacto Comercial Organizada, S.A. de C.V., subsidiary that had conducted the truck transportation and haul-away trailers operation, was sold to an unrelated third party, therefore since said date, Grupo TMM has ceased to recognize this discontinued operation in the consolidated statements of financial position and in profit or loss (see Note 1).

Grupo TMM expects to complete the sale of the warehousing business during 2016.

The income and expenses, gains and losses associated with the discontinuation of this subgroup have been eliminated from profits or losses from the continued operations of Grupo TMM and are reported in the consolidated statement of operations under the line “Loss from discontinued operations”.

At December 31, 2015, 2014 and 2013, the loss for the warehousing, cabotage, truck transportation and haul-away trailers operation, are summarized as follows:

	2015	2014	2013
Income	$151,883	$143,153	$419,345
Operating costs and expenses	(213,739)	(239,582)	(437,608)
Depreciation and amortization	(1,590)	(2,980)	(19,464)
Other income	(2,110)	8,707	2,218

Operating loss	(65,556)	(90,702)	(35,509)
Financial costs	(372)	(266)	(3,560)

Loss from discontinued operations	(65,928)	(90,968)	(39,069)
Loss from the sale of business	—	—	(24,413)

Loss for the year from discontinued operations	$(65,928)	$(90,968)	$(63,482)

The cash flows generated by the warehousing, truck transportation and haul-away trailers business for the reporting periods under review until disposal are summarized as follows:

	2015	2014	2013
Operating activities	$(1,036)	$273	$(71,273)
Investment activities	(473)	(1,712)	15,249
Financing activities	1,679	743	7,582

Cash flows from discontinued operations	$170	$(696)	$(48,442)

20 Stockholders’ equity

Capital stock

At December 31, 2015 and 2014, the Company’s capital stock is comprised of 102,182,841 shares outstanding, registered, without par value, and with voting rights, which may be held by Mexican nationals, investors, or companies that include in their bylaws the exclusion of foreigners clause. Foreigners may acquire shares under the figure of American Depository Shares (“ADSs”).

Grupo TMM, S.A.B. and Subsidiaries	40

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

Net tax profit account (CUFIN)

At December 31, 2015 and 2014, the current balance in the Net Tax Profit Account (CUFIN for its acronym in Spanish) of the Holding Company it is as follows:

	2015	2014
CUFIN generated up to December 31, 2013	$2,848,939	$2,789,523
CUFIN generated beginning 2014	—	—

	$2,848,939	$2,789,523

Dividends or earnings distributed to stockholders that are paid out of the CUFIN balance generated up to December 31, 2013 will not be subject to income tax until that balance is exhausted. Moreover, those balances paid out of the CUFIN generated beginning fiscal 2014 paid to individuals or foreign residents are subject to a 10% tax, which is final.

Dividends not drawn from the CUFIN, in addition to the above, will continue to be subject to income tax, paid by the entity, based on the general rate set by law, which is definitive and may be credited against the income tax for this and the next two years. The balance in these accounts is susceptible to adjustment to the distribution date using the Mexican Consumers’ Price Index (INPC).

Capital decreases

At December 31, 2015 and 2014, the current balance in the Capital Contribution Account (CUCA for its acronym in Spanish) is $4,896,351 and $4,794,234, respectively. In the event of capital reimbursement or decreases in favor of stockholders, the surplus for said reimbursement on this amount will be treated as a distributed earning.

In the event the equity capital exceeds the balance in the CUCA, the difference will be considered a dividend or distributed earning subject to the payment of income tax. If the earnings in reference come from the CUFIN, there will be no corporate tax due for the capital decrease or reimbursement. Otherwise, these will be treated as dividends or distributed earnings.

Grupo TMM, S.A.B. and Subsidiaries	41

Other components of equity

Details of other components of equity at December 31, 2015 and 2014 are shown following:

	Statutory reserve	Premium on convertible obligations	Translation result	Revaluation surplus		Total
Balance at December 31, 2013	$216,948	$77,106	$(247,668)	$941,415		$987,801
Revaluation of vessels	—	—	—	1,352,710		1,352,710
Reclassification from disposal of properties	—	—	—	(413,718)		(413,718)

Total before taxes	—	—	—	938,992		938,992

Tax expense	—	—	—	(405,813)		(405,813)

Total net of taxes	—	—	—	533,179		533,179

Balance at December 31, 2014	216,948	77,106	(247,668)	1,474,594		1,520,980

Revaluation of vessels	—	—	—	1,157,690		1,157,690
Reclassification from disposal of properties	—	—	—	(78,002	)(a)	(78,002)

Total before taxes	—	—	—	1,079,688		1,079,688

Tax expense	—	—	—	(347,307)		(347,307)

Total net of taxes	—	—	—	732,381		732,381

Balance at December 31, 2015	$216,948	$77,106	$(247,668)	$2,206,975		$2,253,361

(a)	It corresponds to the reclassification of the revaluation surplus of a plot of land located in Tultitlan, Estado de Mexico, whose disposal to an unrelated third party was completed pursuant to a contract dated November 19, 2015. That plot of land had previously been presented as part of assets held for sale in the sale of Lacto (See Note 19).

21 Other income (expenses)

Other income (expenses) at December 31, 2015, 2014 and 2013 is summarized as follows:

	2015	2014	2013
Proceeds from the sale of subsidiaries (a)	$185,320	$358,050	$8,148
Cancellation of liabilities	5,859	16,737	9,819
Taxes recovered, net of expenses incurred	—	(293)	41,946
Loss on investments in shares from recognition of cumulative losses	—	(15,971)	—
Gain on the adjudication of property	—	—	14,063
Other – Net	(231)	(1,706)	(9,986)
Cancellation of projects	(4,948)	—	—

	$186,000	$356,817	$63,990

(a)	In 2015 and 2014, corresponds to the income from the sale of subsidiaries (see Note 1).

Grupo TMM, S.A.B. and Subsidiaries	42

22 Interest expense and other financial costs

This line at December 31, 2015, 2014 and 2013 is comprised as follows:

	2015	2014	2013
Interest on trust certificates	$618,818	$660,357	$764,858
Interest on other loans	95,287	95,009	80,865
Valuation of interest rate CAP	(12)	128	(4,370)
Amortization of trust certificate placement expenses	75,224	74,229	78,354
Amortization of expenses associated with other loans	4,754	6,589	10,848
Other financial expenses	5,735	18,716	12,262

	$799,806	$855,028	$942,817

23 Income tax and tax loss carryforwards

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

Termination of the Consolidation Regimen

The new Income Tax Law eliminates the regimen of fiscal consolidation by which the Company had determined its consolidated income tax until December 31, 2013. Regarding this, on February 13, 2014, the Company filed an indirect amparo (writ of relief) (see Note 30g).

Results for the year

Grupo TMM and Subsidiaries incurred combined taxable income for the years ended December 2015 and 2014, in the amounts of $397,273 and $1,093,152, respectively. Most of the companies that generated taxable income fully offset them against tax losses from prior years. Income on tax recognized in profit or loss corresponds to subsidiaries that generated taxable income of $11,000 and $15,607, respectively.

The difference between taxable and book income is due primarily to the gain or loss on inflation recognized for tax purposes, the difference between tax and book amortization and depreciation, non-deductible expenses, as well as certain temporary differences reported in different periods for financial and tax purposes.

In accordance with the currently enacted Income Tax Law, the rate for 2013, 2014, 2015, and subsequent years is 30%.

Grupo TMM, S.A.B. and Subsidiaries	43

The provision for income tax recognized in the statement of profit or loss for the years ended December 31, 2015, 2014 and 2013 is shown following:

	2015	2014	2013
Income tax	$(3,300)	$(4,682)	$(4,423)
Corporate flat tax	—	—	(264)
Deferred tax for the year	(695,161)	—	—

Total income taxes	$(698,461)	$(4,682)	$(4,687)

The reconciliation between the provision for income tax based on the statutory income tax rate and the provision recorded by the Company at December 31, 2015, 2014 and 2013 is as follows:

	2015	2014	2013
Loss before taxes	$(254,481)	$(418,831)	$(483,252)

Income tax	76,344	125,649	144,976
(Decrease) increase from:
Difference in depreciation and amortization	(232,397)	(454,778)	141,677
Revaluation surplus	334,716	405,813	28,988
Income recognized in advance	(11,409)	(6,353)	(57,814)
Materials and supplies	(14,497)	(6,264)	(13,405)
Inflationary and currency exchange effects on monetary assets and liabilities, net	(87,765)	(150,405)	(148,868)
Tax losses – net	(498,884)	294,411	25,429
Provisions and allowance for doubtful accounts	(143,685)	(19,710)	(76,564)
Difference between the tax and book value for the sale of assets	(49,084)	(22,435)	(16,252)
Difference between the tax and book value for the sale of shares	7,902	(136,557)	(12,470)
Non-deductible expenses	(79,702)	(34,053)	(20,384)

Provision for income tax	$(698,461)	$(4,682)	$(4,687)

The components of deferred tax (liabilities) assets at December 31, 2015 and 2014 are comprised as follows:

	2015	2014
Tax loss carryforwards	$1,458,633	$2,584,501
Valuation allowance for tax losses	(7,543)	(352,154)

	1,451,090	2,232,347
Inventories and provisions – net	26,820	46,142
Concession rights and property, machinery and equipment	(1,697,482)	(1,468,165)

Total deferred tax (liabilities) assets	$(219,572)	$810,324

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

Grupo TMM, S.A.B. and Subsidiaries	44

During the year ended December 31, 2013, the Company determined deductions higher than the corporate flat tax income for $312,237.

Tax loss carryforwards

At December 31, 2015, Grupo TMM and its subsidiaries, report the following cumulative tax losses, which are restated applying the INPC factors according to Mexican law.

Year in which the loss was incurred	Amounts restated to December 2015	Year of expiration
2006	$32,592	2016
2007	237,249	2017
2008	653,206	2018
2009	726,965	2019
2010	921,507	2020
2011	573,410	2021
2012	713,518	2022
2013	636,562	2023
2014	227,826	2024
2015	139,275	2025

	$4,862,110

24 Segment reporting

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

Grupo TMM, S.A.B. and Subsidiaries	45

There are no changes in the measuring methods used to calculate the earnings reported for each segment. The information for each operating segment is as follows:

December 31, 2015	Specialized maritime division	Logistics division	Ports and terminal division	Other businesses and shared accounts	Total consolidated
Revenue	$2,770,891	$169,709	$114,225	$73,950	$3,128,775
Costs and expenses	(1,630,348)	(137,308)	(96,080)	(72,666)	(1,936,402)
Corporate expenses	—	—	—	(199,057)	(199,057)
Depreciation and amortization	(648,079)	(4,968)	(10,582)	(7,428)	(671,057)

Transportation profit (loss)	$492,464	$27,433	$7,563	$(205,201)	$322,259

Costs, expenses and revenue not allocated					(1,275,201)

Loss before discontinued operations					(952,942)

Discontinued operations					(65,928)

Net loss for the year					$(1,018,870)

Total assets by operating segment	$12,860,912	$16	$1,621,311	$—	$14,482,239
Total assets by discontinued segment	—	194,200	—	—	194,200
Shared assets	—	—	—	(2,260,331)	(2,260,331)

Total assets	$12,860,912	$194,216	$1,621,311	$(2,260,331)	$12,416,108

Total liabilities by operating segment	$10,822,299	$51,081	$230,753	$—	$11,104,133
Total liabilities by discontinued segment	—	107,702	—	—	107,702
Shared liabilities	—	—	—	772,467	772,467

Total liabilities	$10,822,299	$158,783	$230,753	$772,467	$11,984,302

Total capital expenditures by segment	$78,541	$—	$3,369	$—	$81,910
Shared capital expenditures	—	—	—	19,976	19,976

Total capital expenditures	$78,541	$—	$3,369	$19,976	$101,886

December 31, 2014	Specialized maritime division	Logistics division	Ports and terminal division	Other businesses and shared accounts	Total consolidated
Revenue	$2,488,295	$161,984	$114,954	$67,189	$2,832,422
Costs and expenses	(1,384,242)	(131,093)	(99,700)	(64,946)	(1,679,981)
Corporate expenses	—	—	—	(175,068)	(175,068)
Depreciation and amortization	(832,735)	(4,452)	(10,611)	(7,514)	(855,312)

Transportation profit (loss)	$271,318	$26,439	$4,643	$(180,339)	$122,061

Costs, expenses and revenue not allocated					(545,574)

Loss before discontinued operations					(423,513)

Discontinued operations					(90,968)

Net loss for the year					$(514,481)

Total assets by operating segment	$16,472,921	$2,228	$1,603,633	$—	$18,078,782
Total assets by discontinued segment	—	184,920	—	—	184,920
Shared assets	—	—	—	(5,339,375)	(5,339,375)

Total assets	$16,472,921	$187,148	$1,603,633	$(5,339,375)	$12,924,327

Total liabilities by operating segment	$11,147,274	$412,751	$240,391	$—	$11,800,416
Total liabilities by discontinued segment	—	94,150	—	—	94,150
Shared liabilities	—	—	—	392,216	392,216

Total liabilities	$11,147,274	$506,901	$240,391	$392,216	$12,286,782

Total capital expenditures by segment	$184,265	$—	$13,905	$—	$198,170
Shared capital expenditures	—	—	—	29,066	29,066

Total capital expenditures	$184,265	$—	$13,905	$29,066	$227,236

Grupo TMM, S.A.B. and Subsidiaries	46

December 31, 2013	Specialized maritime division	Logistics division	Ports and terminal division	Other businesses and shared accounts	Total consolidated
Revenue	$2,455,316	$219,245	$113,414	$50,567	$2,838,542
Costs and expenses	(1,375,189)	(175,229)	(101,972)	(50,353)	(1,702,743)
Corporate expenses	—	—	—	(196,886)	(196,886)
Depreciation and amortization	(562,340)	(3,378)	(11,193)	(8,696)	(585,607)

Transportation profit (loss)	$517,787	$40,638	$249	$(205,368)	$353,306

Costs, expenses and revenue not allocated					(841,245)

Loss before discontinued operations					(487,939)

Discontinued operations					(63,482)

Net loss for the year					$(551,421)

Total assets by operating segment	$14,971,325	$49,041	$1,695,120	$—	$16,715,486
Total assets by discontinued segment	—	186,628	—	—	186,628
Shared assets	—	—	—	(4,722,760)	(4,722,760)

Total assets	$14,971,325	$235,669	$1,695,120	$(4,722,760)	$12,179,354

December 31, 2013	Specialized maritime division	Logistics division	Ports and terminal division	Other businesses and shared accounts	Total consolidated
Total liabilities by operating segment	$11,034,676	$235,996	$390,025	$—	$11,660,697
Total liabilities by discontinued segment	—	122,661	—	—	122,661
Shared liabilities	—	—	—	195,013	195,013

Total liabilities	$11,034,676	$358,657	$390,025	$195,013	$11,978,371

Total capital expenditures by segment	$252,269	$2,691	$11,317	$—	$266,277
Shared capital expenditures	—	—	—	24,489	24,489

Total capital expenditures	$252,269	$2,691	$11,317	$24,489	$290,766

25 Employee benefits

Expense for employee benefits

The expenses recognized for employee benefits are:

	2015	2014	2013
Salaries, benefits and inherent	$625,957	$617,860	$659,196
Pensions – defined benefit plans	22,805	18,083	8,048

	$648,762	$635,943	$667,244

The liabilities recognized for pensions and other employee remunerations in the consolidated statement of financial position are comprised as follows:

	2015	2014
Long-term:
Pensions and seniority premium	$189,213	$182,002
Termination of employment	22,029	19,880

	$211,242	$201,882

The liabilities for employee benefits, short term, are included in the line “Accounts payable and accrued liabilities” in the consolidated statements of financial position, which at December 31, 2015 and 2014 are $5,974 and $17,053, respectively.

Grupo TMM, S.A.B. and Subsidiaries	47

Remunerations on the termination of employment

The seniority premiums and the retirement plan (“pensions”) obligations are based on actuarial calculations using the projected unit credit method. Pension benefits are based mainly on years of service, age, and salary level upon retirement.

The amounts charged to operations include the amortization of the cost of past services over the average time of service remaining. The Company continues with its policy of recognizing actuarial losses and gains for seniority premiums and pensions in the consolidated statement of operations, the actuarial (loss) gain net of taxes for 2015 and 2014 was $3,421 and $2,887, respectively.

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

The details of the net cost for the period for seniority premiums and termination of employment, and also the basic actuarial estimates for the calculation of these labor obligations is shown as follows:

	2015		2014
	Pensions and seniority premiums	Termination of employment	Pensions and seniority premiums	Termination of employment
Current service cost	$5,679	$1,547	$4,944	$(423)
Interest cost	14,008	1,571	12,185	1,377

Net cost for the period	$19,687	$3,118	$17,129	$954

Grupo TMM, S.A.B. and Subsidiaries	48

At December 31, 2015 and 2014, the reserve for pensions and seniority premiums, and also for the termination of employment, is comprised as follows:

	2015		2014
	Pensions and seniority premiums	Termination of employment	Pensions and seniority premiums	Termination of employment
Defined benefit obligations	$191,134	$22,029	$183,925	$19,880
Plan assets	(1,921)	—	(1,923)	—

Total reserve	$189,213	$22,029	$182,002	$19,880

At December 31, 2015 and 2014, the DBO for pensions and seniority premiums, and also for the reserve for termination of employment, are comprised as follows:

	2015		2014
	Pensions and seniority premiums	Termination of employment	Pensions and seniority premiums	Termination of employment
DBO at period start	$183,925	$19,880	$180,184	$19,568
Current service cost	5,679	1,547	4,944	(423)
Interest cost	14,008	1,571	12,185	1,377
Benefits paid	(256)	—	(2,340)	—
Benefits paid from plan assets	(9,752)	—	(9,360)	—
Miscellaneous	(7)	(11)	—	(26)
Actuarial losses and gains	(2,463)	(958)	(1,688)	(616)

DBO at period end	$191,134	$22,029	$183,925	$19,880

The plan assets at December 31, 2015 and 2014 are comprised as follows:

	2015	2014
Value of the fund at year start	$1,923	$1,193
Expected return on assets	(194)	583
Plan contributions	9,752	9,413
Benefits paid	(9,752)	(9,360)
Interests of plan assets	192	94

Value of the fund at year end	$1,921	$1,923

The changes in the pension plan, seniority premium, and termination of employment plan at December 31, 2015 and 2014 are as follows:

	2015	2014
Reserve for obligations at year start	$201,882	$198,559
Total cost for the year	22,805	18,083
Contributions to the plan	(9,752)	(9,413)
Miscellaneous	(16)	(93)
Benefits paid charged to the reserve	(256)	(2,367)
Actuarial (loss) gains	(3,421)	(2,887)

Reserve for obligations at year end	$211,242	$201,882

Grupo TMM, S.A.B. and Subsidiaries	49

The significant actuarial assumptions used for the valuation are:

	2015	2014
Discount rate	8.25%	8.00%
Salary increase rate	4.00%	4.00%
Inflation rate	3.50%	3.50%
Average working life expectancy	19.00	16.00

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

At December 31, 2015 and 2014, approximately 11% and 10%, respectively, of the Company’s employees work under collective bargaining agreements that are subject to annual salary reviews and biannually for other compensations. At December 31, 2015 and 2014, Grupo TMM has 1,750 and 1,737 employees, respectively.

The significant actuarial assumptions to determine the defined benefits obligation are the discount rate, the salary increase rate, and the average life expectancy. The calculation of the defined benefits obligation is sensitive to these assumptions. The following table summarizes the effects of changes to these actuarial assumptions on the defined benefits obligations at December 31, 2015:

	1.0% increase	1.0% decrease
Discount rate
(Decrease) increase in the defined benefits obligation	$(13,990)	$4,777

	1.0% increase	1.0% decrease
Salary increase rate
Increase (decrease) in the defined benefits obligation	$11,730	$(8,878)

	One year increase	One year decrease
Average life expectancies
Increase (decrease) in the defined benefits obligation	$5,079	$(4,553)

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

Grupo TMM, S.A.B. and Subsidiaries	50

26 Loss per share

At December 31, 2015, 2014 and 2013 number of shares outstanding during the year. There are no potentially dilutive instruments outstanding, therefore basic and diluted loss per share are the same.

27 Fair value measurement

Fair value measures for non-financial assets

The non-financial assets and liabilities measured at fair value in the statement of financial position are grouped into three levels of fair value hierarchy. The three levels are defined based on the observability of relevant data for the measuring, as follows:

•	Level 1: quoted prices (without adjustment) in active markets for identical assets and liabilities;

•	Level 2: data other than the quoted prices included in Level 1 that are observable for the asset and liability, either directly or indirectly;

•	Level 3: non-observable data for the asset or liability.

At December 31, 2015 and 2014 non-financial assets measured at fair value are classified in Level 3 of this hierarchy, as described below:

	2015	2014
Level 3
Vessels	$8,131,363	$7,609,796
Buildings and facilities	186,937	195,201
Land	880,620	872,220

	$9,198,920	$8,677,217

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

Grupo TMM, S.A.B. and Subsidiaries	51

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

The information used for the appraisal at December 31, 2015 was:

	Tanker vessels	Especialized vessels
Daily rate or fee	14,173	52,985
Average percentage of utilization	98%	98%
Discount rate	7.18%	7.18%

Buildings, facilities and land (Level 3)

The valuation was prepared based on a market focus that reflects the prices observed on recent market transactions involving similar properties and incorporates adjustments for factors specific to the property in question, including land size, location, attachments, and current use. In 2013, the year of the last valuation, an average positive adjustment of 8% was incorporated for these factors.

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

At December 31, 2015 and 2014, the reconciliation between the carrying amounts of non-financial assets classified within Level 3 is as follows:

	Vessels	Buildings and facilities
Balance at January 1, 2015	$7,609,796	$1,067,421

Amount recognized in other comprehensive income:
Revaluation surplus of vessels	1,157,690	—
Amount recognized in statements of operations:
Loss on revaluation of vessels	(41,970)	—

	1,115,720	—

Additions and disposals, net	(594,153)	136

Balance at December 31, 2015	$8,131,363	$1,067,557

Grupo TMM, S.A.B. and Subsidiaries	52

	Vessels	Buildings and facilities
Balance at January 1, 2014	$7,030,847	$1,545,665

Amount recognized in other comprehensive income:
Revaluation surplus of vessels	1,352,710	—
Amount recognized in statements of operations:
Loss on revaluation of vessels	(380,685)	—

	972,025	—

Additions and disposals, net	(393,076)	(478,244)

Balance at December 31, 2014	$7,609,796	$1,067,421

At December 31, 2015 and 2014, there were no effects from unrealized gains from fair value measurements.

Financial instruments measured at amortized cost disclosing fair value

See Note 16.

28 Financial instruments risk

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

Grupo TMM also enters into derivate transactions, such as interest rate CAPs as discussed in Note 16. The objective is to manage variable interest rate risks arising from the Company’s operations and from its financing sources. The method to acknowledge the resulting gain or loss depends on the nature of the coverage.

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

Grupo TMM, S.A.B. and Subsidiaries	53

Currency risk

The monetary position for Grupo TMM may be materially affected by variances in the exchange rate between the US dollar and the Mexican peso due to the Company’s significant operations in Mexico. The Company does not cover this exposure. Grupo TMM minimizes its exposure effects in foreign currency by contracting financial debt in Mexican pesos. In July 2010, the Company issued Trust Certificates for approximately $10,500,000.

Grupo TMM also faces transactional currency exposure. This exposure derives from sales and acquisitions made in currencies other than Mexican pesos, Grupo TMM’s functional currency. At December 31, 2015 and 2014, approximately 75% and 70%, respectively, of Grupo TMM’s sales are denominated in US dollars, while approximately 28% of the costs and expenses for both years are denominated in US dollars.

At December 31, 2015 and 2014, the Company held monetary assets and liabilities denominated in foreign currencies other than the Mexican peso, translated at the corresponding interbank exchange rate as related to the Mexican peso, as follows:

	2015		2014
	US $	Other currencies	US $	Other currencies
Assets	$1,443,579	$1,566	$1,722,306	$1,444
Liabilities	(1,220,388)	(4,873)	(1,355,313)	(10,591)

	$223,191	$(3,307)	$366,993	$(9,147)

At December 31, 2015 and 2015, the exchange rate was Ps17.3398 and Ps14.7348 per US dollar, respectively.

At April 29, 2016, release date of the consolidated financial statements, the net position in US dollars, unaudited, was similar to that at December 31, 2015, and the exchange rate was Ps17.3993 (per dollar).

Sensitivity analysis

The following table shows for the years ended December 31, 2015 and 2014, the sensitivity in operations associated with to the financial assets and liabilities of Grupo TMM and the exchange rate; US dollar (USD)/peso “considering that the rest of the conditions remain unchanged”. Assuming a variance of +/- 17.63% for 2015 and +/- 12.86% for 2014 in the peso/USD exchange rate. This percentage was determined based on the volatility of the average exchange rate market over the past 12 months. The sensitivity analysis is based on financial instruments in foreign currency held by Grupo TMM on the reporting date.

Grupo TMM, S.A.B. and Subsidiaries	54

If the peso had strengthened or weakened against the USD by 17.63% for 2015 and 12.86% for 2014, this would have had the following impact on the monetary position:

	2015		2014
	17.63% Increase in the exchange rate	17.63% decrease in the exchange rate	12.86% Increase in the exchange rate	12.86% decrease in the exchange rate
Assets in US dollars	$255,214	$(255,214)	$221,410	$(221,410)
Assets in other currencies	277	(277)	182	(182)
Liabilities in US dollars	(215,755)	215,755	(174,232)	174,232
Liabilities in other currencies	(862)	862	(1,362)	1,362

	$38,874	$(38,874)	$45,998	$(45,998)

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

Grupo TMM’s policy is to obtain fixed rated instruments on its loans and, when a loan has a variable interest rate, the Company’s policy is to obtain all needed derivative financial instruments in order to fix this rate. At December 31, 2015, the Company had $633.5 and $10,799.2 million pesos of debt contracted on fixed and variable rates, respectively. At December 31, 2014, the debt contracted on fixed and variable rates was $568.0 and $11,102.1 million pesos, respectively.

The variable portion of the debt is associated with the Trust Certificates for an original amount of $10,500,000. The Company has an interest rate CAP which allows for the Issuer Trust’s maximum payable rate to be 10.80% per annum during the first 4 years of the offering. In January 2014, the Company again extended the CAP for the period from August 2014 to August 2015, under which the maximum rate payable is 9.80%. In addition, in April 2015, the Company extended the CAP for the period from August 2015 to August 2016, under which the maximum rate payable is 9.80%.

Sensitivity analysis

The following table illustrates the sensitivity in operations at December 31, 2015 and 2014 to a reasonably possible change in the interest rates of +/- 1%. These changes are considered to be reasonably possible based on the current market conditions. The calculations are based on a variance in the average market interest rate for each period and the financial instruments on the reporting date that are sensitive to variances in the interest rates. The rest of the variables remain constant.

	2015		2014
	+1% Variance	-1% Variance	+1% variance	-1% Variance
Profit or loss for the year	$(2,971)	$2,838	$(2,394)	$2,403

The impact shown in the above sensitivity is considered the same both in the results of operations and in stockholders’ equity.

Grupo TMM, S.A.B. and Subsidiaries	55

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

Some of the unimpaired accounts receivable are in arrears on the reporting date, as shown as follows:

	2015	2014
Up to 3 months	$148,466	$36,184
Up to 4 months	44,996	33,289
More than 4 months	244,780	42,226

	$438,242	$111,699

Regarding customers and other accounts receivable, Grupo TMM is not exposed to any significant problem of credit risk with any counterpart, either individually or as a group with similar characteristics. Based on historical information on the rate of default, Management considers the credit quality of the accounts receivable that are not in arrears or impaired, to be good.

Concentration of risk

For the year ended December 31, 2015, the Company obtained revenues from PEMEX Exploracion y Produccion, which represents 44% and 41%, respectively. None of the remaining customers represent more than 6% of its total revenues.

The Company permanently monitors the industry development in which its major clients operate, including significant key indicators such as oil prices, to consider it in the process of recognition and measurement of assets and liabilities in the consolidated financial statements.

Liquidity risk

The goal of Grupo TMM is to maintain a balance between the continuity of loans and flexibility through the use of bank loans and securitizations. At December 31, 2015 and 2014, only 6% and 8%, respectively, of Grupo TMM’s financial liabilities are due within the next 12 months.

Grupo TMM, S.A.B. and Subsidiaries	56

At December 31, 2015 and 2014, the financial liabilities of Grupo TMM have contractual maturities (including interest payments as applicable) are summarized as follows:

	Current		Non-Current
	In 6 months	6 to 12 months	1 to 4 years	More than 4 years
At December 31, 2015
Trade payables	$—	$279,044	$—	$—
Accounts payable and accrued expenses	—	458,201	—	—
Financial debt	203,091	481,657	168,487	9,827,015

	$203,091	$1,218,902	$168,487	$9,827,015

At December 31, 2014
Trade payables	$—	$371,583	$—	$—
Accounts payable and accrued expenses	—	612,862	—	—
Financial debt	357,422	561,216	155,781	9,913,776

	$357,422	$1,545,661	$155,781	$9,913,776

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

As of May 2, 2016, Grupo TMM had not received any request for an Extraordinary Shareholders Meeting concerning the accumulated losses of the Company, nor had the Company received notice of any request to judicial authorities to declare dissolution of the Company.

29 Capital management policies and procedures

Grupo TMM’s capital management goal is to ensure the capacity of Grupo TMM to continue as a going concern and to provide its stockholders with an appropriate return on their investment. The Company monitors capital based on the carrying value plus its financial debt.

Grupo TMM, S.A.B. and Subsidiaries	57

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

At December 31, 2015 and 2014, the capital management is summarized as follows:

	2015	2014
Stockholders’ equity	$431,806	$637,545

Total financial debt	10,680,250	10,988,195
Cash and cash equivalents	(1,045,359)	(743,046)

General financing	$9,634,891	$10,245,149

Ratio of total debt to stockholders’ equity	4.48	6.22

30 Commitments and contingencies

Commitments

a) Concession fees

Pursuant to the concessions under the port and tugboat services are operated, the Company is required to make fixed and variable monthly payments. These payments totaled $15,572 and $8,707 in 2015 and 2014, respectively.

Contingencies

b) RPS Claim

On August 7, 2007, Transportación Marítima Mexicana, S.A. de C.V. (“TMM”) filed a claim for arbitration against Refined Product Services (“RPS”) for US$50 thousand (approximately $867.0), for various expenses incurred by TMM due to the delay of the re-delivery of the tanker vessel Palenque.

On October 19, 2007, RPS filed a countersuit for US$3.0 million (approximately $52,019), for alleged faults and lack of maintenance involving the tanker vessel Palenque, and also consequential damages for having lost a contract while the vessel was being repaired.

TMM’s position against this countersuit is strong, as there are sufficient elements and arguments for defense, also the amount claimed by RPS would appear to be excessive and for non-supported issues.

c) Mutual loans between WWS and TMM

In December 2007, TMM and Worldwide Services, Ltd. (“WWS”) filed mutual claims; TMM for $393.731 thousand dollars (approximately $7,087), claiming fuel and low return on the performance of the tanker ship Veracruz A, and WWS in the amount of $938 thousand dollars (approximately $16,889), primarily claiming a presumed over-performance of the same ship. Total claims against TMM amount to $2.4 million dollars.

Grupo TMM, S.A.B. and Subsidiaries	58

As at the issue date of the consolidated financial statements, total claims against TMM amount to $2.4 million dollars. However, those claims are considered weak.

TMM filed an appeal to have the case dismissed, claiming that the Court has no jurisdiction, since the arbitration proceedings were started with the name of the incorrect plaintiff. An oral hearing is foreseen in this year, which has not been set by the Court as at today.

Company Management believes it has strong arguments to support the claim and to defend its position on the arbitration that is being carried out.

d) Mutual loans between Pacific Richfield Marine Pte. Ltd. (“PRM”) and Grupo TMM

During 2014, all arbitration proceedings brought against Pacific Richfield Marine (“PRM”) were concluded unfavorably against Grupo TMM, involving the breach of two Purchase Agreements for the acquisition of two vessels. Grupo TMM lost the right to recover the deposit of US$5.2 million (approximately $90,167). On February 15, 2016 was signed a Settlement Agreement between Pacific Richfield Marine and TMM in which a payment was agreed for the amount 400,000 US dollars, which will be settled in the course of this year.

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

On December 22, 2014, the Court handed down the final ruling in favor of Grupo TMM. However, GTMM was ordered to pay the amount of $115,000 US dollars to SSA for reimbursement of arbitration expenses.

Pursuant to the foregoing, on December 23, 2015, GTMM and SSA signed an agreement to set off the amounts owed mutually pursuant to the arbitral award. The remaining credit balance in benefit of GTMM amounted to $510.4 pesos.

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

At December 31, 2015 and 2014, the Company held a reserve of $65,716 and $67,313, respectively, to settle the ADEMSA obligations, and also in these years, payments were made to financial institutions for $1,597 and $38,972, respectively. At December 31, 2015 and 2014, this reserve includes the liability related to non-current assets available for sale.

Grupo TMM, S.A.B. and Subsidiaries	59

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

That claim was forwarded to the First Division of the Auxiliary Center of the First Region seated in Mexico City for study and resolution. Pursuant to the ruling handed down on February 16, 2016, that Division decided to deny the appeal for constitutional relief (amparo) and protection of Federal Justice petitioned by the Company.

Grupo TMM filed a motion for reconsideration against that rule, which will be submitted to have it studied and a final ruling handed down by the Supreme Court. Company Management estimates that a favorable ruling will be handed down on that matter.

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

i) Operations with related parties

Under the Income Tax Law, companies that conduct operations with related parties, nationals or nonresidents, are subject to fiscal limitations and obligations regarding the determination of the prices negotiated, as these must be comparable to those that would be used with or between independent parties on similar operations.

In the event the tax authorities were to review the prices and reject the amounts determined, they may demand, in addition to the taxes and accessory charges corresponding (adjustments and surcharges), fines on omitted taxes, which could be for up to 100% of the adjusted tax amount.

The Company has significant transactions and relations with related parties, for which the Company holds documentation that confirms the terms of these transactions were conducted in 2014 similarly to transactions between unrelated parties. The Company and its subsidiaries are in the process of completing this study for 2015.

j) Other legislation

Grupo TMM and Subsidiaries are subject to the laws and ordinances of other countries, as well as international regulations governing maritime transportation and the observance of safety and environmental regulations.

Grupo TMM, S.A.B. and Subsidiaries	60

31 Authorization of the consolidated financial statements

The accompanying consolidated financial statements were authorized and approved for issue by Board of Directors and the General Stockholders’ Meeting on April 26 and April 29, 2016, respectively.

Grupo TMM, S.A.B. and Subsidiaries

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRUPO TMM, S.A.B.

By:	/s/ Benjamin Ampudia Alvarez
Benjamin Ampudia Alvarez
Chief Financial Officer

Date: May 2, 2016