Form 20-F
period 2016-12-31
GRUPO TMM SAB
filed 2017-05-26
CIK 1163560

SECURITIES AND EXCHANGE COMMISSION

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________to_____________

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

☐ Yes           No ☑

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes           No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

▪	Mexican, U.S. and global economic, political and social conditions;

▪	conditions affecting the international shipping and transportation markets or the oil and gas industry;

▪	our ability to reduce corporate overhead costs;

▪	the availability of capital to fund our expansion plans;

▪	our ability to utilize a portion of our current and future tax loss carryforwards (“Net Operating Losses” or “NOLs”);

▪	changes in fuel prices;

▪	changes in legal or regulatory requirements in Mexico or the United States;

▪	market and interest rate fluctuations;

▪	competition in geographic and business areas in which we conduct our operations;

Grupo TMM, S.A.B. and Subsidiaries

▪	the adverse resolution of litigation and other contingencies;

▪	the ability of management to manage growth and successfully compete in new businesses; and

▪	the ability of the Company to repay, restructure or refinance its indebtedness.

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

Selected Financial Data

The following table sets forth our selected financial data. The financial information presented for the fiscal years ended December 31, 2012, 2013, 2014, 2015 and 2016 was derived from our Audited Consolidated Financial Statements, of which the financial statements for each of the years ended December 31, 2014, 2015, and 2016 are contained elsewhere herein. The Financial Statements have been prepared in accordance with IFRS as issued by the IASB.

The following data presents selected consolidated financial information of the Company and should be read in conjunction with, and is qualified in its entirety by reference to, the Financial Statements of the Company, including the Notes thereto, also included in this Form 20-F, and to Item 5. “Operating and Financial Review and Prospects.”

Grupo TMM, S.A.B. and Subsidiaries

GRUPO TMM, S.A.B. AND SUBSIDIARIES

SELECTED CONSOLIDATED FINANCIAL DATA UNDER IFRS
(in millions of Pesos, except per share data)

	Year Ended December 31,
	2016	2015	2014	2013	2012
CONSOLIDATED INCOME STATEMENT DATA (a):
Transportation revenues	$2,647.5	$3,261.9	$2,937.3	$2,968.8	$2,738.8
Income on Transportation	37.9	274.2	70.6	315.0	279.7
Other Income (Expense) — Net(c)	52.8	187.0	367.0	64.0	(32.6)
Operating Income	90.7	461.2	437.6	379.0	247.1
Interest Income	24.7	21.4	23.7	37.9	49.6
Interest Expense	869.3	800.2	855.5	943.1	981.2
Exchange (Loss) Gain	(21.3)	15.7	(66.1)	4.4	44.9
Loss before Taxes	(775.2)	(301.9)	(460.3)	(521.8)	(639.6)
Benefit (Provision) for Income Taxes	268.6	(698.5)	(4.7)	(4.7)	(8.8)
Loss from continuing operations	(506.6)	(1,000.4)	(465.0)	(526.5)	(648.4)
Loss from discontinued operations	-	(18.5)	(49.5)	(24.9)	(132.7)
Net (Loss) Income	(506.6)	(1,018.9)	(514.5)	(551.4)	(781.1)
Attributable to Non-controlling interest	1.4	(2.3)	2.4	5.0	5.3
Attributable to stockholders of Grupo TMM, S.A.B.	(508.0)	(1,016.6)	(516.9)	(556.4)	(786.4)
Loss per Share from continuing operations(d)	(4.957)	(9.790)	(4.551)	(5.153)	(6.346)
Loss per Share from discontinued operations(d)	-	(0.181)	(0.484)	(0.244)	(1.298)
Loss per Share from Net Loss(d)	(4.957)	(9.971)	(5.035)	(5.397)	(7.644)
Loss per Share attributable to stockholders of Grupo TMM, S.A.B.(d)	(4.972)	(9.949)	(5.059)	(5.445)	(7.697)
Book value per Share(e)	8.780	3.586	5.571	1.335	5.864
Weighted Average Shares Outstanding (000s)	102,183	102,183	102,183	102,183	102,183

BALANCE SHEET DATA (at end of period):
Cash and cash equivalents	$902.7	$1,045.4	$743.1	$895.0	$1,089.0
Total Current Assets	2,121.3	2,603.6	2,806.1	1,954.3	2,029.5
Property, vessels and equipment – Net(b)	9,564.9	9,553.1	9,052.9	9,053.1	9,716.7
Concessions – Net	17.0	20.8	24.6	28.4	32.2
Total Assets	11,923.3	12,416.1	12,924.3	12,179.4	12,945.3
Short-term financial debt	740.4	684.7	918.6	636.6	332.6
Long-term financial debt	9,330.1	9,995.5	10,069.6	10,254.1	10,491.2
Capital stock	2,169.9	2,169.9	2,169.9	2,169.9	2,169.9
Stockholders’ Equity attributable to Stockholders of Grupo TMM, S.A.B.	897.2	366.4	569.3	136.4	599.2
Non-controlling equity interest in subsidiaries	66.8	65.4	68.3	64.6	59.6
Total Stockholders’ Equity	964.0	431.8	637.6	201.0	658.8

OTHER DATA:
Incremental Capital Investments(f)	$162.1	$102.4	$228.9	$290.8	$351.3
Depreciation and Amortization	555.2	672.6	858.3	589.5	577.3
Net cash provided by (used in):
Operating activities(g)	610.8	612.4	756.2	882.3	940.8
Investing activities	(74.4)	792.2	(124.4)	(208.7)	(344.8)
Financing activities	(744.5)	(1,165.8)	(801.8)	(868.1)	(570.0)

(a)
As of July 2013, Grupo TMM sold 100% of its interest in its truck transportation and haul-away trailers business. Accordingly, as of such date Grupo TMM has categorized this business as a discontinued operation and has excluded it from the consolidated income statement data.

(b)
As of January 1, 2010, the Company has applied a revaluation model for its vessels, land, buildings and facilities pursuant to IAS 16 “Property, Plant and Equipment.” In accordance with this provision, the revalued model for most of the Company’s vessels, land, buildings and facilities is determined by market values calculated by external professional appraisers and other valuation techniques. The frequency of these revaluations will be based on changes in fair values, i.e., when these values differ materially from their book values. In accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors,” the implementation of this model is recognized prospectively. See Note 3.7 to the accompanying Audited Consolidated Financial Statements.

(c)	See quantification of items in “Other Income (Expense) Integration” table below.
(d)	As of December 31, 2012, 2013, 2014, 2015 and 2016 the number of Shares outstanding was 102,182,841.
(e)	Book value per Share: results from dividing total shareholders’ equity attributable to stockholders of Grupo TMM by the outstanding Shares at the end of each period.
(f)	See Item 5. “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures and Divestitures.”
(g)
Commencing with fiscal year 2015, restricted cash is included as a part of the cash and cash equivalents line item. See Note 5 to the accompanying Audited Consolidated Financial Statements. Such inclusion has an effect on cash flows from operating activities disclosed in the consolidated statements of cash flows for all fiscal years reported.

Grupo TMM, S.A.B. and Subsidiaries

GRUPO TMM S.A.B. AND SUBSIDIARIES
SELECTED CONSOLIDATED OPERATING DATA
(in millions of Pesos)

	Year Ended December 31,
	2016	2015	2014	2013	2012
TRANSPORTATION REVENUES:
Maritime Operations (a)	2,167.6	2,770.9	2,488.3	2,455.3	2,188.8
Logistics Operations (b)	190.9	169.7	162.0	219.2	249.7
Ports and Terminals Operations (c)	116.7	114.2	114.9	113.4	101.2
Warehousing Operations (d)	126.1	133.1	104.9	130.3	146.6
Other business (e)	46.2	74.0	67.2	50.6	52.5
Total	$2,647.5	$3,261.9	$2,937.3	$2,968.8	$2,738.8

INCOME ON TRANSPORTATION(f):
Maritime Operations	247.6	492.5	271.3	517.8	442.9
Logistics Operations	30.6	27.4	26.4	40.7	58.6
Ports and Terminals Operations	6.1	7.6	4.6	0.2	(3.8)
Warehousing Operations	(44.6)	(48.1)	(51.4)	(38.3)	(32.8)
Shared corporate costs	(201.8)	(205.2)	(180.3)	(205.4)	(185.2)
Total	$37.9	$274.2	$70.6	$315.0	$279.7

OTHER INCOME (EXPENSE):
Proceeds from the sale of fixed assets	56.5	—	—	—	—
Proceeds from the sale of subsidiaries	-	185.3	358.1	8.1	—
Cancellation of provisions	2.1	5.9	16.7	9.8	—
Reserve for fiscal resolution cost	—	—	—	—	(100.0)
Reserve for prepayment and arbitration expenses	—	—	—	(13.1)	(6.8)
Amortization of non-competition rights	—	—	—	—	(22.8)
Gain on the purchase of Inmobilaria Dos Naciones	—	—	—	—	74.2
Dividends received from Comercializadora y Distribuidora Milgret	—	—	—	—	23.4
Taxes recovered, net of expenses incurred	—	—	—	42.0	—
Other – Net	(5.8)	(4.2)	(7.8)	17.2	(0.6)
Total	$52.8	$187.0	$367.0	$64.0	$(32.6)

(a)	Maritime Operations primarily consist of offshore vessels, product tankers, parcel tankers, tugboats and shipyard.
(b)	Logistics Operations consist of container maintenance and repair, automotive services and intermodal terminal operations.
(c)
Ports and Terminals Operations consist of a port in Acapulco, Mexico, a terminal at Tuxpan, Mexico, loading and unloading operations at the port of Tampico, Mexico, and the operation of shipping agencies at various ports in Mexico.

(d)
Warehousing Operations consist of warehousing and bonded warehousing facility management services and are conducted through our subsidiary, Almacenadora de Depósito Moderno, S.A. de C.V. Auxiliary Credit Organization (“ADEMSA”).

(e)	Represents certain new businesses which are in the development process.
(f)	Income on Transportation includes loss on revaluation of vessels in 2016, 2015 and 2014 of $16.2 million, $29.4 million and $255.5 million, respectively.

Grupo TMM, S.A.B. and Subsidiaries

Average Shares Outstanding

Income per Share is calculated based on the average number of Shares outstanding in each relevant year. The average number of Shares outstanding in 2012, 2013, 2014, 2015 and 2016 was 102,182,841. See Item 4. “Information on the Company — History and Development of the Company,”  Item 9. “The Offer and Listing — Share Repurchase Program” and Exhibit 6.1 “Computation of Earnings per Share.”

Dividends

Pursuant to Mexican law and our bylaws, the declaration, amount and payment of dividends are determined by a majority vote of the holders of the outstanding shares represented at a duly convened shareholders’ meeting. Shareholders have the ability, at their discretion, to approve dividends from time to time. No dividend has been declared since 1997.

Exchange Rates

We maintain our financial records, including our tax records, in Pesos. The amounts in Dollars are converted to the Peso equivalent using the prevailing exchange rate. In 2016, approximately 75% of our net consolidated revenues and 25% of our operating costs and expenses were generated or incurred in Dollars. The remainder of our net consolidated revenues and operating expenses were generated or incurred in Pesos.

The following table sets forth the high, low, average and period-end noon buying rates for Pesos reported by Banco de México (the “Noon Buying Rate”) expressed as Pesos per U.S. dollar for the periods indicated below.

	Exchange Rates
Year Ended December 31,	High(1)	Low(1)	Average(2)	End of Year(3)
2012	14.39	12.63	13.17	12.99
2013	13.44	11.98	12.76	13.07
2014	14.79	12.85	13.30	14.73
2015	17.38	14.56	15.87	17.34
2016	21.05	17.18	18.67	20.66

	Exchange Rates
Monthly,	High(4)	Low(4)	Average(5)	End of Month(6)
Year 2016 and 2017
November 2016	21.05	18.51	20.03	20.62
December 2016	20.75	20.22	20.53	20.66
January 2017	21.91	20.62	21.40	20.76
February 2017	20.79	19.70	20.32	19.83
March 2017	20.00	18.71	19.36	18.71
April 2017	19.11	18.49	18.79	19.07
May (7)	19.14	18.62	18.87	18.66

(1)	The highest and lowest of the Noon Buying Rates for the Peso per U.S. dollar reported by Banco de México on the last business day of each month during the relevant year.
(2)	The average of the Noon Buying Rates on the last day of each month during the relevant year.
(3)	The Noon Buying Rates on the last day of each relevant year.
(4)	The highest and lowest of the Noon Buying Rates of each day in the relevant month.
(5)	The average of the Noon Buying Rates of each day in the relevant month.
(6)	The Noon Buying Rates on the last day of each relevant month.
(7)	Through May 23, 2017.

On May 23, 2017, the Noon Buying Rate was Ps. 18.6633 = US$1.00 (equivalent to Ps. 1.00 = US$0.0536).

Grupo TMM, S.A.B. and Subsidiaries

Risk Factors

Risks Relating to our Indebtedness

Our substantial indebtedness could adversely affect our financial condition and impair our ability to operate our business, and we may not be able to pay the interest on and principal amount of our indebtedness.

As of March 31, 2017, Grupo TMM’s total debt amounted to $10,134.1 million, which includes $9,162.3 million under our Mexican Peso-Denominated Trust Certificates Program (the “Trust Certificates Program”), $872.8 million of bank debt owed to several different banks and $99.0 million owed to non-institutional lenders; of this debt, $841.0 million is short-term debt, and $9,293.1 million is long-term debt. Under IFRS, transaction costs in connection with financings are required to be presented as debt.

As of December 31, 2016, Grupo TMM’s total debt amounted to $10,070.5 million, which includes $8,958.4 million under our Trust Certificates Program, $972.7 million of bank debt owed to several different banks, and $139.4 million that non-institutional lenders; of this debt, $740.4 million was short-term debt, and $9,330.1 million was long-term debt.

We are a highly leveraged company and our level of indebtedness could have important consequences, including the following:

▪
limiting cash flow available for capital expenditures, acquisitions, working capital and other general corporate purposes because a substantial portion of our cash flow from operations must be dedicated to servicing debt;

▪	increasing our vulnerability to a downturn in economic or industry conditions;

▪	exposing us to risks inherent in interest rate fluctuations because future borrowings may be at interest rates that are higher than current rates, which could result in higher interest expenses;

▪	limiting our flexibility in planning for, or reacting to, competitive and other changes in our business;

▪	placing us at a competitive disadvantage compared to our competitors that have less debt and greater operating and financing flexibility than we do;

▪	limiting our ability to engage in activities that may be in our long-term best interest; and

▪
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

Grupo TMM, S.A.B. and Subsidiaries

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

Under Mexican law, profits of Grupo TMM’s subsidiaries may only be distributed upon approval by such subsidiaries’ shareholders, and no profits may be distributed by its subsidiaries to Grupo TMM until all losses incurred in prior fiscal years have been offset against any sub-account of Grupo TMM’s capital or net worth account. In addition, at least 5% of profits must be separated to create a reserve (reserva legal) until such reserve is equal to 20% of the aggregate value of such subsidiary’s capital stock (as calculated based on the actual nominal subscription price received by such subsidiary for all issued shares that are outstanding at the time).

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

Our agreements for our ship financings contain a number of restrictive covenants and any additional financing arrangements we enter into may contain additional restrictive covenants. These covenants restrict or prohibit many actions, including our ability, or that of our subsidiaries, to, among others:

▪	incur additional indebtedness;

▪	create or suffer to exist liens;

▪	prepay certain debt;

▪	make certain restricted payments, including the payment of dividends;

▪	carry out certain investments;

▪	engage in certain transactions with shareholders and affiliates;

▪	use assets as security in other transactions;

▪	issue guarantees to third parties;

▪	sell assets; and

▪	engage in certain mergers and consolidations or in sale-leaseback transactions.

Our Trust Certificates Program also contains a number of restrictive covenants. These covenants relate solely to the vessels, contracts related to such vessels and the restricted cash under such program. Certificate holders’ only recourse under the Trust Certificates Program is to the trust assets.

Grupo TMM, S.A.B. and Subsidiaries

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

As of March 31, 2017, approximately 91% of our debt was denominated in pesos. As of the date of this Annual Report, we do not generate sufficient revenue in pesos from our operations to service all of our peso-denominated debt. Consequently, we have to use revenues generated in dollars to service our peso-denominated debt. A devaluation or depreciation in the value of the dollar, compared to the Mexican peso, could adversely affect our ability to service our debt. During 2016, the Mexican peso had depreciated approximately 19.2% against the dollar. From January 1 through March 31, 2017, the Mexican peso had revalued approximately 9.5% against the dollar.

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

Grupo TMM incurred a net loss in 2012, 2013, 2014, 2015 and 2016. Our ability to continue as a going concern is subject to our ability to generate sufficient profits and/or obtain necessary funding from outside sources and there can be no assurance that we will be able to generate such profits or obtain such funding.

As of May 23, 2017, the company had not received any request for an Extraordinary Shareholders Meeting concerning the accumulated losses of the Company, nor had the Company received notice of any request to judicial authorities to declare a dissolution of the Company.

Grupo TMM, S.A.B. and Subsidiaries

If our time charter arrangements are terminated or expire, our business could be adversely affected.

As of March 31, 2017, we had one product tanker on time charter to Petroleos de Venezuela (“PDVSA”), two product tankers on time charter to PMI Trading, Limited (“PMI”), one product tanker that was in the Tampico shipyard for maintenance work, and 7 offshore vessels on time charter to PEMEX Exploración y Producción (“PEP”). PMI and PEP are subsidiaries of Petróleos Mexicanos, the national oil company of Mexico (“PEMEX”). In addition, as of March 31, 2017, we had five offshore vessel chartering agreements with private operators in the spot market for time periods of less than one year, and fourteen vessels without a contract. In the event that our time charter arrangements are terminated or expire without being renewed, we will be required to seek new bareboat or time charter arrangements for these vessels. We cannot be sure that bareboat or time charters will be available for the vessels following termination or expiration, or that bareboat or time charter rates in effect at the time of such termination or expiration will be comparable to those in effect under the existing time charters or in the present market. In the event that bareboat or time charters are not available on terms acceptable to us, we may use those vessels in the spot market. Because charter rates in the spot market are subject to greater fluctuation than longer term bareboat or time charter rates, any failure to maintain existing, or enter into comparable, charter arrangements could adversely affect our operating results.

Our results from operations are dependent on fuel expenses.

Our parcel tanker operations consume significant amounts of energy and fuel, the cost of which has fluctuated significantly worldwide in recent years. With respect to our other operations, our customers pay for the fuel consumption. We currently meet, and expect to continue to meet, our fuel requirements through purchases from various suppliers at North American market prices. In addition, instability caused by imbalances in the worldwide supply and demand of oil may result in increases in fuel prices. Our fuel expense represents a significant portion of our operating expenses in our parcel tanker operations, and there may be increases in the price of fuel that cannot be hedged or transferred to the final user of our transportation services. We cannot assure you that our operations would not be materially adversely affected in the future if energy and fuel costs increase from current levels.

We may be unable to successfully expand our business.

Future growth of our businesses will depend on a number of factors, including:

▪	the continued identification, evaluation and participation in niche markets;

▪	the identification of joint venture opportunities or acquisition candidates;

▪	our ability to enter into acquisitions on favorable terms;

▪	our ability to finance any expansion of our business;

▪	our ability to hire and train qualified personnel, and to maintain our existing managerial base;

▪	the successful integration of any acquired businesses with our existing operations; and

▪	our ability to manage expansion effectively and to obtain required financing.

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

Grupo TMM, S.A.B. and Subsidiaries

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

Vessel values can fluctuate substantially over time due to a number of different factors, including:

▪	prevailing economic conditions in the market;

▪	a substantial or extended decline in world trade;

▪	increases in the supply of vessel capacity;

▪	prevailing charter rates; and

▪
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

Grupo TMM, S.A.B. and Subsidiaries

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

The factors that influence demand for our vessels’ capacity include:

▪	supply and demand for products suitable for shipping by our vessels;

▪	changes in global production of products transported by our vessels;

▪	the distance cargo products are to be moved by sea;

▪	the globalization of manufacturing;

▪	global and regional economic and political conditions;

▪	changes in seaborne and other transportation patterns, including changes in the distances over which cargoes are transported;

▪	environmental and other regulatory developments;

▪	technological advancements;

▪	currency exchange rates; and

▪	weather.

The factors that influence the supply of our vessels’ capacity include:

▪	the number of newbuilding deliveries;

▪	the scrapping rate of older vessels similar to our vessels;

▪	the price of steel and other raw materials;

▪	changes in environmental and other regulations that may limit the useful life of vessels;

▪	the number of vessels that are out of service; and

▪	port congestion.

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

Grupo TMM, S.A.B. and Subsidiaries

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

One of our principal objectives is to acquire additional vessels in conjunction with entering into additional multi-year, fixed-rate time charters for these ships. The process of obtaining new multi-year time charters is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. Shipping charters are awarded based upon a variety of factors relating to the vessel operator, including:

▪	shipping industry relationships and reputation for customer service and safety;

▪	shipping experience and quality of ship operations (including cost effectiveness);

▪	quality and experience of seafaring crew;

▪	the ability to finance vessels at competitive rates and financial stability in general;

▪	relationships with shipyards and the ability to get suitable berths;

▪	relationships with ship owners and the ability to obtain suitable second-hand vessels;

▪	construction management experience, including the ability to obtain on-time delivery of new ships according to customer specifications;

▪	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events, among others; and

▪	competitiveness of the bid in terms of overall price.

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

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of a vessel may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage. Although our current fleet of 40 vessels had an average age of approximately 14.46 years as of March 31, 2017, we cannot assure you that, as our vessels age, market conditions will justify such expenditures or will enable us to profitably operate our vessels during the remainder of their expected useful lives.

Grupo TMM, S.A.B. and Subsidiaries

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

Grupo TMM, S.A.B. and Subsidiaries

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

As of March 31, 2017, we had 1,443 employees, approximately 20% of whom were unionized. The compensation terms of the labor agreement with these employees are subject to renegotiation on an annual basis and all other terms are renegotiated every two years. If we are not able to negotiate these provisions favorably, strikes, boycotts or other disruptions could occur, and these potential disruptions could have a material adverse effect on our financial condition and results of operations and on our ability to meet our payment obligations under our financing arrangements.

Grupo TMM, S.A.B. and Subsidiaries

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

Our financial performance may be significantly affected by general economic, political and social conditions in the markets where we operate. Most of our operations and assets are located in Mexico. As a result, our financial condition, results of operations and business may be affected by the general condition of the Mexican economy, the valuation of the Peso as compared to the U.S. dollar, Mexican inflation, interest rates, regulation, taxation, social instability and political, social and economic developments in Mexico. Many countries in Latin America, including Mexico, have suffered significant economic, political and social crises in the past, and these events may occur again in the future. Instability in the region has been caused by many different factors, including:

▪	significant governmental influence over local economies;

▪	substantial fluctuations in economic growth;

▪	high levels of inflation;

▪	changes in currency values;

Grupo TMM, S.A.B. and Subsidiaries

▪	exchange controls or restrictions on expatriation of earnings;

▪	high domestic interest rates;

▪	wage and price controls;

▪	changes in governmental economic or tax policies;

▪	imposition of trade barriers;

▪	unexpected changes in regulation; and

▪	overall political, social and economic instability.

Mexico is an emerging market economy, with attendant risks to our results of operations and financial condition.

Mexico has historically experienced uneven periods of economic growth. Mexico’s gross domestic product (“GDP”) increased 4.0%, 1.4%, 2.3%, 2.6% and 2.3% in 2012, 2013, 2014, 2015 and 2016, respectively. For 2017, the Banco de Mexico Consensus Board1 estimates that GDP in Mexico is expected to grow by approximately 1.7%, while inflation is expected to be 5.7%. We cannot assure you that these estimates will prove to be accurate. The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Accordingly, Mexican governmental actions concerning the economy and state-owned enterprises could have a significant impact on Mexican private sector entities in general and on us in particular, as well as on market conditions, prices and returns on Mexican securities, including our securities.

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

Mexico historically has had, and may continue to have, high real and nominal interest rates. The Mexican Interbank Equilibrium Interest Rate (TIIE) on 28-day averaged 4.79%, 4.28%, 3.52%, 3.32% and 4.47% in 2012, 2013, 2014, 2015 and 2016, respectively, and for the three-month period ended March 31, 2017, they averaged 6.40%.

[1]	The Banco de Mexico Consensus Board comprises 35 groups of private and international analysts and consultants specialized in the Mexican and international economies.

Grupo TMM, S.A.B. and Subsidiaries

A total of $8,958.4 million of our debt represented by our Trust Certificates Program was incurred in Mexican Pesos at the Mexican interbank rate, TIIE, plus 2.45%. The Company has hedged the interest rate risk of this variable rate debt at a maximum rate of 10.80% through November 2017. As of December 31, 2016, the 28-day TIIE rate was 6.11%, and as of March 31, 2017, the rate was 6.68%.

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

Mexico has a history of high levels of inflation, and may experience high inflation in the future. During most of the 1980s and during the mid- and late 1990s, Mexico experienced periods of high levels of inflation. The annual inflation rates for the last five years, as measured by changes in the National Consumer Price Index, as provided by Banco de México, were:

2012	3.57%
2013	3.97%
2014	4.08%
2015	2.13%
2016	3.36%
2017 (last twelve months ended March 31)	5.35%

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

Grupo TMM, S.A.B. and Subsidiaries

Mexico’s daily oil production statistics indicate that production has declined over the past eight years (2009-2016) at a compounded average rate of 2.7%, a trend that could continue in the coming years. In contrast, during the same period of time, imports of gasoline and diesel for domestic consumption grew 9.1%, and currently represent more than 55% of Mexico’s domestic consumption.

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

Political events in the United States stemming from the 2016 presidential election could have a material adverse effect on our business, financial condition and results of operations.

On January 20, 2017, Donald J. Trump began a four-year term as president of the United States following his victory in the Nov. 8, 2016 presidential election.  During his presidential campaign, President Trump expressed a desire to alter the direction of U.S. trade policy, including through a renegotiation of NAFTA, and raised the possibility of imposing border taxes, increasing tarrifs or enacting other measures which would increase the price of goods imported into the United States, particularly from Mexico.  On May 18, 2017, President Trump notified the U.S. Congress that he intends to initiate negotiations with Canada and Mexico to modernize NAFTA to better implement U.S. trade policy objectives, including through the addition of new provisions to address regulatory practices, state-owned enterprises, services, customs procedures, sanitary and phytosanitary measures, labor, the environment, and other matters which may affect our business or the businesses of our customers.

The United States is Mexico’s primary trading partner, and receives over 80% of Mexico’s total exports.  A deterioration in trade relations between Mexico and the U.S. could have a negative effect on Mexico’s economic growth and its transportation and shipping industry in particular. Efforts by President Trump to enact changes to United States-Mexico policy, including action to materially modify NAFTA or increase trade barriers between the United States and Mexico, could have a material adverse effect on our business, financial condition or results of operations.

As a result of declines in oil prices that began in late 2014 and have continued into 2017, our clients will likely reduce spending on exploration and production projects, resulting in a decrease in demand for our services.

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

Grupo TMM, S.A.B. and Subsidiaries

Any prolonged reduction in the overall level of oil and gas exploration and development activities, whether resulting from changes in the price of oil, natural gas or otherwise, could materially and adversely affect us by negatively impacting:

▪	our revenues, cash flows and profitability;

▪	the fair market value and profitability of our vessels;

▪	our ability to maintain or increase our borrowing capacity;

▪	or ability to obtain additional capital to finance our business and make acquisitions, and the cost of that capital;

▪	the collectability of our receivables; and

▪	our ability to retain skilled personnel whom we would need in the event of an upturn in the demand for our services.

If any of the foregoing were to occur, it could have a material adverse effect on our business and financial results.

The following table shows the high, low, average and period-end spot prices of Mexican crude oil as reported by the Bank of Mexico in U.S. dollars for the periods indicated below.

	Spot price of Mexican crude oil
Year Ended December 31,	High(1)	Low(1)	Average(2)	End of Year(3)
2012	117.54	84.67	102.27	96.70
2013	110.42	88.58	98.5	92.51
2014	102.41	45.45	87.66	45.45
2015	59.45	26.54	44.70	29.80
2016	46.53	18.90	35.86	46.30

	Spot price of Mexican crude oil
Monthly,	High(4)	Low(4)	Average(5)	End of Month(6)
Year 2017
January	46.96	44.05	45.51	45.18
February	46.22	44.50	45.54	46.02
March	46.33	40.10	42.22	42.60
April	46.37	42.25	44.30	42.74
May(7)	46.19	41.42	43.51	46.19

(1)	The highest and lowest spot price of Mexican crude oil in U.S. dollars reported by Banco de México on the last business day of each month during the relevant year.
(2)	The average spot prices during the relevant year.
(3)	The spot price on the last day of each relevant year.
(4)	The highest and lowest spot price in the relevant month.
(5)	The average spot price of each day in the relevant month.
(6)	The spot price on the last day of each relevant month.
(7)	Through May 19, 2017.

Grupo TMM, S.A.B. and Subsidiaries

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

Grupo TMM, S.A.B. and Subsidiaries

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

The issuance of Shares upon conversion of our convertible debt could result in substantial dilution to existing shareholders.

We have a significant amount of convertible debentures outstanding through our subsidiary, Transportación Trasatlántica Mexicana, S.A. (“TTM”), the conversion of which could result in substantial dilution to existing shareholders of the Company. The Company, through TTM, is authorized to issue up to $4,600.0 million in convertible debentures to holders of Company debt related to the Trust Certificates Program. The terms of the convertible debentures provide that they will convert into Shares over a 10-year period from the date of issuance at a price of $19.55 per Share.  If the Company, through TTM, were to issue convertible debentures in the full amount authorized and those debentures were converted into Shares over a 10-year period, current shareholders could suffer substantial dilution of up to 74.7%.  See Notes 1 and 17 to the accompanying Audited Consolidated Financial Statements.

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

Grupo TMM, S.A.B. and Subsidiaries

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

Grupo TMM, S.A.B. and Subsidiaries

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

Business Overview

General

We are one of the largest logistics and transportation companies in Mexico, providing dynamic ocean transportation services, including maritime, ports and terminals management, logistics services and warehousing services, to premium clients throughout Mexico.

Maritime Operations. Our Maritime Operations division provides maritime transportation services, including offshore vessels that provide transportation and other services to the Mexican offshore oil industry, tankers that transport petroleum products within Mexican waters, parcel tankers that transport liquid chemical and vegetable oil cargos from and to the United States and Mexico, and tugboats that provide towing services at the port of Manzanillo, Mexico. As of March 31, 2017, we provide these services through our fleet of 40 vessels, which includes product and chemical tankers, harbor tugs and a variety of offshore supply vessels.

In addition, we operate a shipyard with integrated services based in the port of Tampico, Mexico through our subsidiary, Inmobiliaria Dos Naciones, S.R.L. de C.V. (“IDN”). IDN is located near offshore oil and gas facilities and key commercial routes between the Southeastern United States and Mexico. IDN provides ship repair services and has two floating drydocks with a capacity of 3,000 metric tons each. IDN services more than 30 vessels per year and provides us with the necessary capabilities to build additional vessels.

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

Warehousing Operations. Through our subsidiary, Almacenadora de Depósito Moderno, S.A. de C.V. Auxiliary Credit Organization (“ADEMSA”), we provide warehousing and bonded warehousing facility management services. ADEMSA currently operates over 428,292 square meters of warehousing space throughout Mexico, including 85,429 square meters of direct warehouse space (the largest of which is located in northern Mexico City). Due to its regulated nature, ADEMSA is one of a limited number of warehousing companies authorized by the Mexican government to provide bonded warehousing services and to issue negotiable certificates of deposit.

Set forth below are our total revenues over the last three fiscal years for each of our business segments:

Grupo TMM, S.A.B. and Subsidiaries

	Consolidated Transportation Revenues (in millions of Pesos) Years Ended December 31,
	2016	2015	2014
Maritime Operations	$2,167.6	$2,770.9	$2,488.3
Ports and Terminals Operations	116.7	114.2	114.9
Logistics Operations	190.9	169.7	162.0
Warehousing Operations	126.1	133.1	104.9
Other Business	46.2	74.0	67.2
Total	$2,647.5	$3,261.9	$2,937.3

All of these revenues are earned in Mexico except for 3.6% of the revenues from our chemical tankers and product tankers.

Recent Developments

Retention of Warehousing Operations

At the beginning of 2013, we decided to discontinue our warehousing and bonded warehousing operations conducted through our subsidiary, ADEMSA. This decision was made in keeping with our strategy at the time of streamlining operations to focus on our most profitable businesses. In 2016, however, following negotiations with a potential buyer, we decided to retain these operations as part of our business strategy going forward and terminated negotiations with the potential buyer.

Strategic Partnership in Tuxpan

In light of the liberalization of refined products included in the Mexican Energy Reforms and the Company’s ownership of land strategically located in Tuxpan, in August 2016 we announced a new venture with TransCanada and Sierra Oil & Gas to jointly develop a mid-stream infrastructure in Tuxpan as well as an inland distribution center to serve the growing demand for refined products such as gasoline, diesel and jet fuel in the central region of Mexico.  Once completed, this infrastructure should allow us to supply up to 100,000 barrels per day of refined products to Mexico City and the central Mexican states from our facilities in Tuxpan.

Trust Certificates Program – Deferred Interest Payment

On May 8, 2017, the holders of certificates issued under the Company’s Trust Certificates Program agreed that $200 million (approximately 49%) of interest payable on May 15, 2017 will instead be paid together with the semi-annual interest payment due on November 15, 2017. The decision was made in light of the current challenges faced by our customers in the global oil market such as PEMEX, payments from which may be delayed following changes to its payment policies. See Note 16 to the accompanying Audited Consolidated Financial Statements.

Corporate Restructuring and Issuance of Convertible Debentures

On August 15, 2016, the Company published in Mexico an announcement in the Reforma newspaper that an Extraordinary Shareholders’ Meeting would be held on August 31, 2016 at which the Company’s shareholders would vote on the adoption of a corporate restructuring and capitalization program aimed at significantly increasing the valuation of the Company’s assets and equity as reported on its financial statements. Under the proposed program, the Company was to merge with and into TTM, a private Mexican limited liability company formed as a holding company by the Company’s controlling shareholders VEX Asesores Corporativos, S.A.P.I de C.V. (“VEX”) and José F. Serrano Segovia, the Company’s chairman and CEO. VEX is a private Mexican company in which José F. Serrano Segovia holds a minority equity interest and controls 100% of the voting stock.  Effective upon the proposed merger, in accordance with the General Law of Commercial Companies (Ley General de Sociedades Mercantiles), TTM was to continue as the successor issuer to the Company and assume all of the Company’s assets, liabilities, rights and obligations. TTM would then assume the name “Grupo TMM, S.A.B.” and the Company’s current business, operations, corporate governance and organizational structure would continue in the same form as immediately prior to the merger, with no change to the Company’s current officers, directors or management. Completion of the merger was subject to various conditions precedent, including registration of the merger agreements in the Public Registry of Commerce (Registro Público de la Propiedad y de Comercio) as required by Article 223 of the General Law of Commercial Companies, as well as the approval of the National Banking and Stock Commission (Comision Nacional Bancaria y de Valores).

Grupo TMM, S.A.B. and Subsidiaries

In addition, the Company proposed to undertake a capitalization program providing for the issuance, in Mexico and only to Mexican investors holding debt related to the Company’s Trust Certificates Program, of convertible debentures in an aggregate principal amount of up to $4,600.0 million (the “Convertible Debentures”).  The Convertible Debentures are convertible into Shares of the Company at specified dates over a 10-year period at a price of $19.55 per Share.

On August 31, 2016, Grupo TMM’s shareholders unanimously approved the corporate restructuring and capitalization program, including the merger and issuance of Convertible Debentures. However, following a detailed review of the accounting requirements and valuation rules applicable to the proposed merger, Company management elected not to proceed with the proposed merger.  Accordingly, on April 3, 2017, the Company held an Extraordinary Shareholders’ Meeting at which the shareholders resolved to declare the merger null and void, as the conditions precedent for effectiveness, including registration of the merger agreements pursuant to Article 223 of the General Law of Commercial Companies, had not been fulfilled.  As a result of the decision not to proceed with the proposed merger, TTM became a wholly owned subsidiary of the Company and the Convertible Debentures, which had been issued by TTM to holders of Company debt in contemplation of TTM continuing as the successor issuer to the Company following the merger, became obligations of the Company. See Note 1 of the accompanying Audited Consolidated Financial Statements.

Acquisition of TTM

On September 14, 2016, in connection with the corporate restructuring described above, the Company acquired 100% of the stock of TTM from VEX and José F. Serrano Segovia. The terms of the stock purchase agreement provided for the Company’s subsequent acquisition by, and merger into, TTM as approved at the August 31, 2016 Extraordinary Shareholders’ Meetings of the Company and TTM, subject to the condition that the merger be declared effective by no later than April 14, 2017.  Because that merger did not take effect as described above, under the terms of the stock purchase agreement TTM became a wholly owned subsidiary of the Company effective as of September 14, 2016. See Note 1 of the accompanying Audited Consolidated Financial Statements.

Charter and Acquisition of Additional Vessels

AHTS “Subsea 204”. In the first quarter of 2014 we entered into a two-year bareboat charter contract with Subsea Petroleum Services, S.A.E. The vessel was redelivered in early 2016.

Tugboat “TMM Colima”. On November 11, 2016, the Company acquired a new generation harbor tug vessel, the “TMM Colima”, with azimuthal propulsion, from the Dutch shipyard Damen Shipyards Group. The vessel officially commenced operations on December 30, 2016 at the port of Manzanillo, where the Company has been an authorized concessionaire since 1997.

Sale of Vessels

As part of the Company’s plan to modernize its fleet, the Company has sold some of its older offshore vessels.  Most recently,  on June 16, 2015, we sold the Product Tanker “Palenque II” to Hydra Maritime LTD.

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

Grupo TMM, S.A.B. and Subsidiaries

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

	Foreign Trade 2014-2016(a)
	As of December 31, (in millions of Dollars)
	2016	2015	2014
Total Exports	US$373,930	US$380,772	US$397,535
Total Imports	US$387,065	US$395,232	US$399,977
Total Trade Flows	US$760,995	US$776,004	US$797,512
Growth Rate—Exports	(1.8)%	(4.1)%	4.6%
Growth Rate—Imports	(2.1)%	(1.2)%	4.9%
Growth Rate—Total	(1.9)%	(2.6)%	4.8%
Growth Rate—GDP(b)	2.3%	2.5%	2.1%

(a)	The figures include the in-bound (maquiladora) industry.
(b)	The methodology for calculating Growth Rate-GDP was modified by the Instituto Nacional de Estadistica, Geografia e Informatica (INEGI) and is based on 2008 prices.

Source: Instituto Nacional de Estadistica, Geografia e Informatica (INEGI).

Business Strategy

As part of our continued effort to achieve the Company’s goals, throughout the past 5 years we have accomplished the following:

▪	We have expanded the assets of our Maritime Operations, resulting in better operating margins while strengthening our market position.

▪
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

▪
In November 2016, the Company acquired a new generation harbor tug vessel, the “TMM Colima”, with azimuthal propulsion, from the Dutch shipyard Damen Shipyards Group. The vessel officially commenced operations on December 30, 2016 at the port of Manzanillo, where the Company has been an authorized concessionaire since 1997.  This vessel was acquired to enhance our fleet of vessels in response to the entry of a new competitor at the port of Manzanillo.

▪
In the third quarter of 2013, we sold the land transportation businesses (trucking and autohauling) in our Logistics Operations. In addition, in 2014 we agreed to sell our container terminal project in Tuxpan. With these sales, we continue our efforts to focus on our profitable businesses.

▪
In August 2016, the Company announced a venture with TransCanada and Sierra Oil & Gas to jointly develop a refined products storage, transportation, and distribution infrastructure to serve the growing demand for refined products such as gasoline, diesel and jet fuel from Tuxpan, Veracruz to the central region of Mexico.

Grupo TMM, S.A.B. and Subsidiaries

▪
In August 2016, the Company’s subsidiary TTM authorized the issuance of up to $4,600 million of convertible debentures to holders of Company debt under the Trust Certificates Program. The convertible debentures will enable the Company to capitalize the debt held by trust certificate holders through the mandatory conversion of the debentures into shares of the Company over a 10-year period. In September 2016, TTM issued the first tranche of convertible debentures in the amount of $1,058.6 million in exchange for $945.2 million of trust certificates, improving our debt profile and cash flows.  See Note 17 of the accompanying Audited Consolidated Financial Statements.

▪
During 2016, the Company implemented a strategic plan to offset some of the instability in the oil industry which included the following actions: (i) reduction of costs and SG&A expenses, (ii) establishment of an early payment program (the “supply chain program”) through Nacional Financiera, S.N.C., reducing liquidity risk and the effect of payment delays which may result from recent changes in PEMEX’s payment policies and, (iii) diversification of our customer base in the product tankers and offshore vessels segments.

▪
With respect to our liabilities, in addition to continuing to service our debt obligations, in 2016 we partially prepaid our indebtedness to DVB Bank SE (formerly DVB Bank AG), which had been used to finance the purchase of two parcel tankers. We have also prepaid a portion of the principal outstanding under our Trust Certificates Program.

Moving forward, our business strategy is focused on the following:

Expansion and Improvement of our Maritime Operations

The recent Mexican Energy Reforms are anticipated to result in increased oil and gas activity in Mexico by PEMEX and other industry participants, both domestic and international. To better capitalize on this increase in activity in light of the preferences granted to Mexican ship-owners under the Mexican Navigation Law (Mexican flagged vessels have a preference to perform cabotage in Mexican waters), our Maritime Operations division is focused on consolidating and expanding operations by: (i) increasing cabotage services with medium and long-term contracts; (ii) satisfying increasing demand for exploration and distribution services in Mexico and abroad by meeting market requirements for new generation vessels with higher-rated and deeper-water capabilities; and (iii) increasing the current capacity of our shipyard repair services to more than 30 vessels per year, of which approximately one third is owned fleet and, in the long term, to have the capacity to build vessels, enabling us to compete to satisfy the expected demands of PEMEX and future customers for offshore vessels.

Expansion of our Ports and Terminals Operations

Tuxpan is the closest port to Mexico City and the central Mexican states, which account for more than 50% of Mexico’s GDP.  It is also the main port of entry of gasoline and diesel imports, which account for more than 55% of domestic consumption.

In light of the liberalization of refined products included in the Mexican Energy Reforms and the Company’s ownership of land strategically located in Tuxpan, in August 2016 we announced a new venture with TransCanada and Sierra Oil & Gas to jointly develop a mid-stream infrastructure in Tuxpan as well as an inland distribution center to serve the growing demand for refined products such as gasoline, diesel and jet fuel in the central region of Mexico.

To capitalize on the growth potential of this market, we continue our efforts to develop port facilities and storage terminals in order to meet the future demand for gasoline and diesel imports.

We retain a significant portion of land in Tuxpan and continue to develop projects associated with that region, such as an automobile terminal and a citrus juice export terminal.

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

Grupo TMM, S.A.B. and Subsidiaries

We expect to meet all of the above mentioned goals through a series of financial and commercial strategies that are described in greater detail under Item 5. “Operating and Financial Review and Prospects—Business Plan.”

Improvement of our Warehousing Operations

We are working to improve our bonded warehousing services and to issue negotiable certificates of deposit to be issued for the agricultural and steel industries as well as import duties services.

Certain Competitive Advantages

We believe that we benefit from the following competitive advantages:

▪	We are one of the largest and leading Mexican owned and operated maritime and logistics companies in Mexico.

▪	We have a demonstrated ability to contract vessels with limited disruptions.

▪	The Mexican Navigation Law requires that Mexican flag carriers receive preferential treatment.

▪	We are poised to grow along with the energy sector.

▪	We have extensive and proven experience in ports, terminals and integrated services, such as yards operations, vessels and intermodal equipment maintenance and repair, warehousing.

▪	Our operations in Tuxpan, Veracruz are in a prime location to capitalize on the growth of trade via the Gulf of Mexico.

Maritime Operations

Our Maritime Operations include: (a) supply and logistics services to the oil offshore industry at offshore facilities in the Gulf of Mexico and between ports, moving crews and/or cargo to and from oil platforms; (b) product tankers for the transportation in cabotage of petroleum products, such as the distribution of gasoline to a variety of Mexican ports where the gasoline is further distributed inland; (c) parcel tankers, also known as chemical tankers, for the transportation of liquid chemical cargoes between ports in Mexico and the United States; (d) tugboats that provide harbor towing services in and out of the port of Manzanillo; and (e) shipyard services, including ship repair and dry docking services. This segment accounted for 86% of consolidated revenues for the year 2016, 89% for the year 2015, and 88% for the year 2014.

Fleet Management

As of March 31, 2017, we operated a fleet comprised of product tankers and parcel tankers, as well as a fleet of offshore vessels and tugboats. Of a total of 40 vessels, 36 are owned tonnage (four product tankers, 24 offshore vessels, two parcel tankers and six tugboats) and four are chartered units (two offshore vessels, one parcel tanker and one tugboat).

The table below sets forth information as of March 31, 2017, about our fleet of owned and chartered vessels by type, size and capacities:

Grupo TMM, S.A.B. and Subsidiaries

Vessel Type	Number of Vessels	Total Dead Weight Tons (in thousands)	Total Cubic Meter Capacity (in thousands)		BHP(*)
Offshore vessels	26	34.4		**	5,389
Product tankers	4	186.7	204.9			**
Parcel tankers	3	41.1	45.0			**
Tug boats	7	2.8		**	4,883
Total	40	264.9	249.9

*	Average Brake Horse Power.

**	Not applicable.

Offshore Vessels

We have been participating in this business for more than 20 years. Our offshore division provides supply and logistics services to the offshore industry between the ports and the offshore facilities in the Gulf of Mexico through a specialized fleet that includes fast and conventional crew vessels, supply vessels, anchor handling tug supply vessels, floating production, storage and offloading (“FPSO”) vessels and Dynamic Positioning (“DP”) vessels. Other services include supply and administration of onboard personnel, coordination and supervision of the maritime transport of staff, materials and equipment from the base on shore to operational points of the vessels within the oil-drilling zone of the Gulf of Mexico, and coordination and supervision of catering and accommodation matters onboard the vessels. As of March 2017, TMM’s offshore fleet represented 18% of Mexico’s offshore fleet. As of March 31, 2017, seven TMM vessels were directly hired by PEMEX, five vessels were hired by private operators, and fourteen vessels were available for hire.

Set forth below is information regarding our offshore vessels fleet as of March 31, 2017:

Vessel	Year	Flag	DWT(1)	LOA(2)(m)(3)	Beam (m)	BHP	Charterer
Eco III	2008	Mexico	10,306	117.0	21.0	3,618	HOCHI
Isla Arbolada	2002	Mexico	417	46.0	8.0	5,400	FIELDWOOD
Isla Arcas	2001	Mexico	224	50.3	9.1	7,200	-
Margot Marianne	1988	Mexico	320	39.6	7.9	2,100	-
Isla Aztecas	1998	Mexico	1,000	61.9	14.0	3,900	FIELDWOOD
Isla Blanca	2008	Mexico	480	49.4	11.0	1,700	PEP
Isla Ciari	2009	Mexico	480	49.4	11.0	1,700	PEP
Isla Colorada	2001	Mexico	540	44.0	11.0	1,700	-
Isla Creciente	2002	Mexico	357	42.7	9.0	6,750	-
Isla de Cedros	1999	Mexico	2,000	67.0	14.9	8,000	PEP
Isla San Jose	2006	Mexico	1,660	68.0	16.0	12,240	-
Isla Grande	2004	Mexico	2,800	75.0	16.0	12,000	-
Isla Guadalupe	1998	Mexico	1,598	61.0	13.8	5,300	-
Isla Janitzio	2008	Mexico	480	49.3	11.0	1,700	FIELDWOOD
Isla León	2008	Mexico	1,350	63.4	15.6	6,500	-
Isla Miramar	2000	Mexico	255	48.8	9.1	6,750	PEP
Isla Monserrat	2007	Mexico	3,250	71.9	16.0	5,450	FIELDWOOD
Isla Passavera	1979	Mexico	293	32.0	7.3	2,100	-
Isla Pelicano	1984	Mexico	1,200	59.2	12.1	6,140	-
Isla San Gabriel	2009	Mexico	369	55.6	10.4	7,200	PEP
Isla San Ignacio	2009	Mexico	488	50.0	11.0	7,200	-
Isla San Luis	2009	Mexico	381	55.5	10.4	7,200	-
Isla Santa Cruz	2008	Mexico	1,900	63.4	15.8	6,800	-
Isla Verde	2001	Mexico	540	44.0	11.0	1,700	PEP
Subsea 88	2010	Mexico	1,115	55.0	13.8	2,574	PEP
Isla San Diego	2009	Mexico	552	55.2	10.4	7,200	-

(1)	Dead weight tons.
(2)	Overall length.
(3)	Meters.

Grupo TMM, S.A.B. and Subsidiaries

Product Tankers

Since 1992, we have provided product tanker chartering services to PEMEX for the transportation of clean and dirty petroleum products, from refineries to various Mexican ports. Our fleet is comprised of four product tankers, which include two short-term contracts with PMI, one long-term time charter contract with PDVSA and one product tanker not under contract while it undergoes scheduled maintenance work.

Set forth below is information regarding our product tanker fleet as of March 31, 2017:

Vessel	Year	Flag	Hull	DWT(1)	LOA(3)(m)(4)	Beam (m)	Charterer
Veracruz (formerly Amatlan II)	2002	Mexico	DH(2)	45,467	189	32	PMI
Tajin	2003	Mexico	DH(2)	47,147	183	32	PDVSA
Tula	2005	Mexico	DH(2)	46,911	183	32	PMI
Durango (formerly Tulum)	2000	Liberia	DH(2)	47,131	183	32	-

(1)	Dead weight tons.
(2)	Double hull.
(3)	Overall length.
(4)	Meters.

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

Parcel Tankers

Our parcel tanker business operates between Mexican and American ports in the Gulf of Mexico, transporting chemicals, vegetable and animal oils and molasses. The majority of the transported cargo is under contracts of affreightment (“COAs”) in which the customers commit the carriage of their cargo over a fixed period time on multiple voyages, with a minimum and a maximum cargo tonnage at a fixed price. The vessel operator is responsible for the vessel, the fuel and the port expenses. Currently, our parcel tanker fleet is comprised of two owned vessels and one chartered vessel. We transported 627 thousand tons of chemical products in our parcel tankers during 2016, 594 thousand tons during 2015, and 659 thousand tons during 2014. Our primary customers for our parcel tanker services include major oil and chemical companies.

Set forth below is information regarding our parcel tankers as of March 31, 2017:

Vessel	Flag	Year	LOA	Beam	Draft	DWT(1)	Capacity M3 Total
			(m)(2)	(m)	(m)
Olmeca	Marshall Islands	2003	130.0	22.4	12.0	15,472	16,800
Maya	Marshall Islands	2003	123.0	20.0	8.7	12,452	14,102
Bertina	Isla Bahamas	2006	128.6	20.4	8.7	13,158	14,106
					Total	41,082	45,008

(1)	Dead weight tons.
(2)	Meters.

Grupo TMM, S.A.B. and Subsidiaries

Harbor Towing

Since January 1997, TMM (formerly Servicios Mexicanos en Remolcadores, S.A. de C.V.) has held a concession to provide tugboat services in the port of Manzanillo, including port docking and navigation in and out of channels and port facilities into open waters. In December 2014, the concession to operate this business was renewed by the relevant authorities until January 17, 2023, with an option to extend for an additional eight years. As of March 31, 2017, we were operating six owned vessels in this port, and one time charter vessel.

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

Customers and Contractual Arrangements

The primary purchasers of our Maritime Operations services are multi-national oil, gas and chemical companies. These services are generally contracted for on the basis of short-term or long-term time charters, voyage charters, COAs or other transportation agreements tailored to the shipper’s requirements. In 2016, our ten largest customers accounted for approximately 74% and 61% of Maritime Operations revenues and consolidated revenues, respectively. The loss of one or more of our customers could have a material adverse effect on the results of our Maritime Operations.

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

Grupo TMM, S.A.B. and Subsidiaries

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

Ports and Terminals Operations

We conduct operations at the Mexican ports of Acapulco, Tuxpan and Tampico. We have been granted two partial assignment agreements of rights and obligations in respect to our operations at Tuxpan. Additionally, we own land in Tuxpan on which we are developing various terminals, including a liquid oils terminal, a citrus juice export terminal and an automobile terminal. Our concession in Acapulco and our partial assignment agreement of rights and obligations in Tuxpan give us the right of first refusal to continue operations for a second term once the term of the original contract expires. In August 2010, we began operations in the port of Tampico, where we were granted a two-year permit (renewable for an additional two years) to conduct vessel loading and unloading. In September 2012, the permit was extended for four years with the option to extend for an additional four years, and in October 2016 was renewed for one additional year. Ports and Terminals operations accounted for 4% of consolidated revenues in 2016, 2015, and 2014.

The following table sets forth our existing port facilities and concessions:

Port	Concession	Date Awarded	Duration
Acapulco	Integral port administration	June 20, 1996	25 years (with the possibility of extension)

Tuxpan	Stevedoring Services	August 4, 1999	20 years (includes extension for 10 years that was exercised in 2009).

Tampico	Permit for loading and unloading operations	October 30, 2016	1 year

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

In 2016, we handled 40,680 automobile exports for Volkswagen, Chrysler and Nissan to South America and Asia, reflecting a decrease of 16.2% from 2015, when we handled approximately 48,593 automobiles at our terminal.

Acapulco is one of the main tourist ports in Mexico. During 2016, we had 18 cruise ship calls in Acapulco, which was three more than the number of calls we had in 2015.

Grupo TMM, S.A.B. and Subsidiaries

Tuxpan

We own approximately 1,830 acres of land in the port of Tuxpan through our wholly owned subsidiary, Prestadora de Servicios MTR, S.A. de C.V., and Optimus Services and Solutions, S. de R.L. de C.V., a joint venture with Sierra Oil & Gas, giving us access to a contiguous public berth where containers and general cargo can be unloaded and delivered to our terminals. While we currently handle only a small volume of cargo at the port, we are in the process of developing a liquid oils terminal, a citrus juice export terminal and an automobile terminal at the site. In addition, we offer container-warehousing services at this port. In 2014, we agreed to sell our container terminal project in Tuxpan. Our remaining Tuxpan port facilities are operated through Prestadora de Servicios MTR, S.A. de C.V., a wholly owned subsidiary of Grupo TMM.

In August 2016 we announced a new venture with TransCanada and Sierra Oil & Gas to jointly develop a mid-stream infrastructure in Tuxpan as well as an inland distribution center to serve the growing demand for refined products such as gasoline, diesel and jet fuel in the central region of Mexico.  Once completed, this infrastructure should allow us to supply up to 100,000 barrels per day of refined products to Mexico City and the central Mexican states from our facilities in Tuxpan.

Tampico

In July 2010, we were granted a two-year permit to conduct vessel loading and unloading operations in the public berths at the port of Tampico. In September 2012, the permit was extended for four years with an option for a further four-year extension, and in October 2016 was extended for one additional year.  Our operations in Tampico involve the loading and unloading of general cargo, such as steel and wood.

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

Logistics Operations

Through TMM Logistics, S.A. de C.V. (“TMM Logistics”), a wholly owned subsidiary of Grupo TMM, we provide dedicated logistics services to major manufacturers, including automobile manufacturers, and retailers with facilities and operations throughout Mexico. The services that we provide include consulting, analytical and logistics outsourcing services, which encompass the management of inbound movement of parts to manufacturing plants consistent with just-in-time inventory planning practices; logistics network (order-cycle) analysis; logistics information process design; supply chain and logistics management; product handling and repackaging; local pre-assembly; and maintenance and repair of containers in principal Mexican ports and cities. Due to the scope of our operations, together with the extent of our experience and resources, we believe that we are uniquely positioned to coordinate the entire supply chain for our customers. This segment accounted for 7% of consolidated revenues in 2016, 5% in 2015 and 6% in 2014.

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

Grupo TMM, S.A.B. and Subsidiaries

Container Repair and Maintenance

We offer maintenance and repair services for dry and refrigerated containers in Manzanillo, Veracruz, Altamira, Ensenada, Aguascalientes, Mexico City (Pantaco) and Mazatlan. These services involve keeping refrigerated components and other parts of a container in useable condition, including mechanical repair, welding and repainting of such containers.

Warehousing Operations

We offer warehousing and bonded warehousing facility management services through our subsidiary, Almacenadora de Depósito Moderno, S.A. de C.V. Organización Auxiliar de Crédito (“ADEMSA”). ADEMSA currently operates over 428,292 square meters of warehousing space throughout Mexico, including 85,429 square meters of direct warehouse space (the largest of which is located in northern Mexico City). Due to its regulated nature, ADEMSA is one of a limited number of warehousing companies authorized by the Mexican government to provide bonded warehousing services and to issue negotiable certificates of deposit.

Grupo TMM’s Strategic Partners

We are currently a partner in the following strategic arrangement:

Business	Partner
Ports (Acapulco)	SSA Mexico, Inc.
Terminals (Tuxpan)	TransCanada and Sierra Oil & Gas

Sales and Marketing

Much of the success of our business depends on our marketing network. Our marketing network includes affiliated offices, agencies at Mexican ports and a sales force based throughout Mexico to sell our logistics, warehousing, ports and specialized maritime services. Our marketing and sales efforts are designed to grow and expand our current customer base by initiating long-term contracts. We have devised, implemented and will continue to implement several customer service initiatives in connection with our marketing efforts, which include the designation of customer sales territories and assignment of customer service teams to particular customers.

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

TMM Integral Solutions is our new state-of–the-art corporate platform with SAP working as our Enterprise Central Component, allowing us to have an accurate administrative and financial control, effective risk management and access to decision-ready information, while providing real-time information.

TMM Integral Solutions is comprised of specialized software customized for each of our business segments such as Warehouse and Yard Management (EWC), Transport Management (TM), Customer Relationship Management (CRM), Governance, Risk and Compliance (GRC), and Business Intelligence (BI) for data analytics.

Grupo TMM, S.A.B. and Subsidiaries

Competition

Maritime Operations

The Company’s primary competitors in the offshore vessel business are Tidewater de Mexico, S. de R. L. de C.V., Naviera Bourbon Tamaulipas, S.A. de C.V., Mantenimiento Express Marítimo, S.R.L., Naviera Integral, S.A. de C.V., Marinsa S.A. de C.V. and Blue Marine Technology Group, Aquamarine International Shipping, S.A. de C.V.,Constructora Subacuática Diavaz, S.A. de C.V.

The Company’s primary competitor in the parcel tanker business is Stolt-Nielsen Transportation Group Ltd. Some other competitors in this business include Team Tankers, Ace Tankers, Eitzen and Caribbean Tankers, Inc.

In 2015, our tugboat business did not have a direct competitor within the port of Manzanillo. However, other important tugboat operations in Mexico are provided by Saam Remolques, S.A., Cia. Marítima del Pacífico, S.A. de C.V., Cia Marítima Mexicana, S.A. de C.V., Svitzer and Intertug. In June 2016, however, Cia Marítima Mexicana, S.A. de C.V. was awarded the right to be the second supplier of towing service at the port of Manzanillo following the conclusion of a bidding process conducted by harbor administrator “Administración Portuaria Integral de Manzanillo, S.A. de C.V”. (“API”). As a result, Cia Marítima Mexicana, S.A. de C.V. has been a competitor of our tugboat business in the port of Manzanillo since April 2017.

The Company’s primary competitors in the product tanker business are Scorpio Tankers, Maersk Tankers, and PEMEX Refinación.

The primary competitors of our shipyard business are Talleres Navales del Golfo, Astilleros Mexicanos JP, Astilleros de Marina, Astilleros Pergasa en Progreso, Diques Peninsulares S.A. C.V. and Reparaciones Navales Zavala S.A. C.V.

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

Grupo TMM, S.A.B. and Subsidiaries

Warehousing Operations

Our warehousing business’ main competitors are Almacenadora Mercader, Almacenadora Sur, ACCEL, Almacenadora Banorte, and Afirme Almacenador.

The Company believes the most important competitive factors in the Warehousing Operations segment are value-added services, competitive rates, nationwide coverage, customer service, brand name, experience, operating capabilities and state-of-the-art information technology.

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

Grupo TMM, S.A.B. and Subsidiaries

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

Regulations of the Mexican Navigation Law

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

The regulations develop various substantive aspects of the Mexican Navigation Law, including:

▪	general provisions (definitions, guarantees, and maritime insurance);

▪	extraordinary specialization of vessels, registration, national maritime registry, maritime agents and nautical education;

Grupo TMM, S.A.B. and Subsidiaries

▪	temporary navigation permits and permits for permanent stay, maneuver, nautical tourism and pollution prevention; and

▪	revisions to conform hydrocarbons terminology to the new Hydrocarbons Law.

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

Mexican Energy Reforms

On December 12, 2013, the Mexican government passed legislation amending articles 25, 27 and 28 of the Mexican Constitution (Constitución Política de los Estados Unidos Mexicanos) and providing 21 transitional articles to establish the legal framework for reforming the Mexican energy sector. The reforms aim to modernize the Mexican energy sector and increase private investment by, inter alia:

▪	providing for PEMEX and CFE to become state-owned, for-profit companies (empresas productivas del estado);

▪
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

▪
allowing private entities that have entered into a contract with PEMEX or the Mexican government to report, for accounting and financial purposes, the awarding of the contract, the related oil and gas reserves and the contract’s forecasted benefits, provided the private entities affirm that all oil and gas within the subsoil remains the property of Mexico;

▪
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

▪	allowing PEMEX to transfer its rights to explore for and develop oil and gas resources to private entities upon application to SENER;

▪
allowing the Energy Regulatory Comission (Comisión Reguladora de Energia) to grant permits for the storage, transport and distribution of oil and gas through pipelines as well as for the generation and commercialization of electricity;

▪
creating the Mexican Petroleum Fund for Stabilization and Development (Fondo Mexicano del Petróleo para la Estabilización y el Desarollo) to act as a government trust fund for the collection and administration of income received by the Mexican government from contracts with PEMEX and private entities;  and

▪
creating the National Agency of Industrial Security and Environmental Protection of the Hydrocarbon Sector (Agencia Nacional de Seguridad Industrial y de Proteccion al Medio Ambiente del Sector de Hidrocarburos) to regulate and supervise matters concerning operational security and environmental protection in the oil and gas industry.

Grupo TMM, S.A.B. and Subsidiaries

In August 2014, SENER and CNH announced the results of PEMEX’s “round zero” lease allocation, awarding PEMEX approximately 83% of Mexico’s proven and probable (2P) reserves and 21% of its prospective resources. “Round one”, which consisted of four phases that took place in July, September, and December 2015 and December 2016, respectively, awarded to various international oil and gas companies the right to conduct oil and gas operations in shallow water exploration and production areas, onshore production areas and deepwater exploration areas. “Round two”, which is currently in the prequalification stage, is divided into three tenders, the first of which involves production sharing contracts, while the second and third rounds involve license contracts. Additionally, there are the so-called “farmouts” in which PEMEX will conduct oil and gas operations jointly with a third party, either to increase production, share risks, obtain geological information or access new technology. Farmouts are to be divided into four tenders, the first of which was awarded in December 2016. The bidding process for the remaining farmout tenders are ongoing and include more than 10 interested companies.

We continue to analyze the scope and implications of the recent Mexican Energy Reforms on our business. We cannot predict the full impact that the reforms will have on our business, financial condition and results of operations once they are fully implemented. Our initial assessment is that the reforms have the potential to significantly increase Mexican oil and gas production in the coming years. Although there is no guarantee that these reforms will produce such an effect, we believe that an increase in Mexican oil and gas production would likely have a positive impact on our business, financial condition and results of operations.

Mexican Tax Reforms

On December 11, 2013, the Mexican government published in the Official Gazette various federal tax reforms that entered into effect on January 1, 2014.  Key aspects of the reforms include:

▪	Elimination of the corporate flat tax (IETU) and the tax on cash deposits (IDE);

▪
Elimination of the existing fiscal tax consolidation regime. A transition scheme was established for taxpayers that previously operated under this regime and three alternatives have been established to calculate the deferred taxes for these taxpayers until December 31, 2013, which will be paid through partial payments made over the following five years;

▪
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

▪	Introduction of a new 10% withholding tax on dividends and/or distributions of earnings generated in 2014 and later years;

▪
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

▪	Cancellation of scheduled decreases to the corporate income tax rate from its current 30% in 2013, 2014 and 2015;

▪
Payments to resident or non-resident related parties are nondeductible when these are also deducted by the related party, except when the related party also regards the income as taxable in the same tax year or in the following year.  Generally, payments made to non-residents located in a low tax jurisdiction will not be deductible unless they are carried out on an arm’s-length basis; and

Grupo TMM, S.A.B. and Subsidiaries

▪
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

Grupo TMM, S.A.B. and Subsidiaries

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

Organizational Structure

We hold a majority of the voting stock in each of our subsidiaries. The most significant subsidiaries, as of March 31, 2017, include:

Name	Country of Incorporation	Ownership Interest	Voting Interest
Administración Portuaria Integral de Acapulco S.A. de C.V. (Ports)*	Mexico	51%	51%
Autotransportación y Distribución Logística, S.A. de C.V.(Logistics)	Mexico	100%	100%
TMM Logistics, S.A. de C.V.(Logistics)	Mexico	100%	100%
Transportación Marítima Mexicana, S.A. de C.V. (Product and parcel tankers, offshore vessels, harbor tugboat operations, and shipping agencies)	Mexico	100%	100%
Prestadora de Servicios MTR, S.A. de C.V. (Ports)	Mexico	100%	100%
Operadora Portuaria de Tuxpan, S.A. de C.V. (Ports)	Mexico	100%	100%
Optimus Services and Solutions, S. de R.L. de C.V. (Ports)*	Mexico	50%	50%
TMM División Marítima, S. A. de C. V. (Offshore vessels)	Mexico	100%	100%
TMM Parcel Tankers, S. A. de C. V. (Tanker vessels)	Mexico	100%	100%
Almacenadora de Deposito Moderno, S. A. de C. V. (Warehousing)	Mexico	100%	100%
Inmobiliaria Dos Naciones, S. R. L. de C. V. (Shipyard)	Mexico	100%	100%

(*)	Less than wholly owned by the Company.

Property, Vessels and Equipment

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

Concession Rights and Related Assets as summarized below:

	Years Ended December 31,
	2016	2015	Estimated Amortization Life (Years)
	(in thousands of Pesos)
API Acapulco	$94,607	$94,607	10
Tugboats in the port of Manzanillo	30,266	30,266	*
	124,873	124,873
Accumulated amortization	(107,844)	(104,059)
Concession rights and related assets—net	$17,029	$20,814

(*)	Fully amortized.

Property, Vessels and Equipment are summarized below:

	Years Ended December 31,
	2016	2015	Estimated Total Useful Lives (Years)
	(in thousands of Pesos)
Vessels	$8,028,276	$8,131,363	28
Shipyard	363	423	38
Drydocks (major vessel repairs)	4,457	53,547	0.5
Buildings and installations	253,396	186,937	18 and 23
Warehousing equipment	1,242	-	8
Computer equipment	794	552	1 and 2
Terminal equipment	3,319	4,120	8
Ground transportation equipment	4,203	5,506	2, 3 and 8
Other equipment	9,556	13,330
	$8,305,606	$8,395,778
Land	1,060,661	880,620
Construction in progress	198,605	276,681
Total Property, Vessels and Equipment—net	$9,564,872	$9,553,079

Grupo TMM, S.A.B. and Subsidiaries

On March 31, 2014, the Company, through its subsidiary IDN, entered into a “sale and  leaseback” arrangement with UNIFIN Financiera, S.A.P.I. de C. V., SOFOM E.N.R. (“UNIFIN”) whereby IDN sold to UNIFIN the floating dry-dock “ARD-10”, the floating dry-dock “ABDF 2”, and the towing vessel “Catherine M” for an amount of approximately $55.6 million. At the same time, IDN and UNIFIN entered into an operating leasing arrangement for the three assets in order to maintain their ability to operate and generate income. The leasing arrangement will last four years with monthly payments of approximately $0.9 million. Under the arrangement, IDN is the lessee and UNIFIN is the lessor.

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

As of January 1, 2014, the Company has applied the revaluation model for its vessels in accordance with IAS 16 “Property, Plant and Equipment”. The revalued amounts for the majority of these vessels are determined at market values calculated by professional appraisers, with the values of certain other vessels determined using other valuation techniques. As a result, in December 2016 and 2015, the Company recognized a net revaluation surplus of vessels of $184.4 and $1,115.7 million respectively. Additionally, in December 2016, the Company recognized a net revaluation surplus of fixed assets of $217.0 million as follows: $160.8 million from land and $56.2 million from buildings and construction. See Note 3.7 of the Audited Consolidated Financial Statements contained elsewhere herein.

As of December 31, 2016, 22 offshore vessels, 4 tanker vessels and 5 tugboats have been pledged to secure our obligations under our Trust Certificates program. We have also pledged 4 vessels to secure our obligations under a financing arrangement with DVB Bank and the capital lease with FTAI Subsea 88. In addition, 3 properties have been pledged to secure our obligations under our lines of credit from Banco Autofin and Intercam Banco.

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

Over the last few years, we have made and continue to make significant changes to our business, including:

Grupo TMM, S.A.B. and Subsidiaries

▪
Expanding our Maritime Operations: We have strengthened and streamlined our Maritime Operations in recent years, developing the business into our most profitable segment. We remain focused on expanding our Maritime Operations to add specialized vessels to our fleet in order to meet market requirements for new generation vessels with higher-rated and deeper-water capabilities as well as to strengthen our tugboat business following the entry of a new competitor at Manzanillo. In addition, we have continued our efforts to diversify our customer base in the product tankers and offshore vessels segments, as well as implemented a strategic cost reduction plan to offset some of the instability in the oil industry. See Item 4. “Information on the Company — Business Strategy – Expansion of our Maritime Operations.”

▪
Acquiring a shipyard in the port of Tampico: In January 2012, we acquired a shipyard in the port of Tampico, Mexico, which provides ship repair services and enables us to provide drydock service to more than 30 vessels per year, of which approximately 19.35% have been from our own fleet, which has reduced our vessel maintenance and repair costs. In the long term, we expect to have the capacity to be able to build vessels at the shipyard, enabling us to compete to satisfy the expected demands of PEMEX and future customers for new offshore vessels. See Item 4. “Information on the Company — Business Strategy – Expansion of our Maritime Operations.”

▪
Developing a liquid oils terminal at the port of Tuxpan: We continue developing storage and transportation infrastructure through our strategic partners, TransCanada and Sierra Oil & Gas, to serve the growing demand for refined products from Tuxpan to the central region of Mexico. The Mexican Energy Reforms include refined products liberalization, which should result in new mid-stream infrastructure to meet the demand for gasoline and diesel imports. The liquid oils terminal should help us capitalize on current and future demand for gasoline and diesel imports, which currently account for more than 55% of domestic consumption. See Item 4. “Information on the Company — Business Strategy – Expansion of our Ports and Terminals Operations.”

▪
Developing other terminals at the port of Tuxpan: We continue to own approximately 720 hectares through our wholly owned subsidiary, Prestadora de Servicios MTR, S.A. de C.V., on which we are developing a citrus juice export terminal and an automobile terminal.

▪
Reducing our corporate overhead: Over the last few years, we have significantly reduced our operating costs by reducing our corporate executive headcount through the elimination of redundant functions and the transfer of certain employees to other business areas within the Company. For 2017, and as part of our strategic plan, we aim to optimize the size of our corporate staff as necessary to implement our business strategy.

▪
Introducing cost-saving technology: We have enhanced our technology and information systems through the incorporation of TMM Integral Solutions as our new platform that will allow us leverage our capabilities for controlling and improve our service offerings and increase the security of our information. See Item 4. “Information on the Company — Systems and Technology.”

▪
Sale of certain subsidiaries:  We have sold certain non-strategic subsidiaries in an effort to streamline our operations and reduce operating costs. On June 30, 2013, we sold our truck transportation and haul-away trailers operation to an unrelated third party for $43.9 million. During 2014, we agreed to sell our container terminal project located in the port of Tuxpan.  During 2015, we sold various non-strategic subsidiaries, including Desarrollo Comercial Polo S.A.P.I. de C.V., Proserpec Servicios Administrativos S.A.P.I. de C.V., RRLC S.A.P.I. de C.V., Munray Services, S.A.P.I. de C.V., Nicte Inmobiliaria S.A.P.I. de C.V., Promotora Satuiza, S.A.P.I. de C.V. and Grupo Chant S.A.P.I. de C.V. to unrelated third parties for a total gain on sale of $185.3 million. During 2016 we did not sell any subsidiaries.

▪
Improving our debt profile: In August 2016, the Company’s shareholders authorized the issuance of up to $4,600 million of convertible debentures to holders of Company debt under the Trust Certificates Program. The convertible debentures will enable the Company to capitalize the debt held by trust certificate holders through the mandatory conversion of the debentures into shares of the Company over a 10-year period. In September 2016, the Company’s subsidiary TTM issued the first tranche of convertible debentures in the amount of $1,058.6 million in exchange for $945.2 million of trust certificates, improving our debt profile and cash flows.  See Note 17 to the accompanying Audited Consolidated Financial Statements.

Grupo TMM, S.A.B. and Subsidiaries

▪
Acquisition of TTM: On September 14, 2016, in connection with the corporate restructuring approved by the Company’s shareholders, the Company acquired 100% of the stock of TTM. The terms of the stock purchase agreement provided for the Company’s subsequent acquisition by, and merger into, TTM as approved at the August 31, 2016 Extraordinary Shareholders’ Meeting, subject to the condition precedent that the merger be declared effective by no later than April 14, 2017.  Because that merger did not take effect as described above, under the terms of the stock purchase agreement TTM became a wholly owned subsidiary of the Company effective September 14, 2016.

Operating Results

The following discussion should be read in conjunction with, and is qualified in its entirety by reference to our Financial Statements and the notes thereto appearing elsewhere in this Annual Report. Our Financial Statements have been prepared in accordance with IFRS, which differ in certain respects from U.S. GAAP.

General

Set forth below is a summary of the results of operations:

	Year Ended December 31,
	2016	2015	2014
	(in millions of Pesos)
Consolidated Transportation Revenues
Maritime Operations	$2,167.6	$2,770.9	$2,488.3
Ports and Terminals Operations	116.7	114.2	114.9
Logistics Operations	190.9	169.7	162.0
Warehousing Operations	126.1	133.1	104.9
Other business(*)	46.2	74.0	67.2
Total	$2,647.5	$3,261.9	$2,937.3
Income on Transportation (1)
Maritime Operations	$247.6	$492.5	$271.3
Ports and Terminals Operations	6.1	7.6	4.6
Logistics Operations	30.6	27.4	26.4
Warehousing Operations	(44.6)	(48.1)	(51.4)
Shared corporate costs	(201.8)	(205.2)	(180.3)
Total	$37.9	$274.2	$70.6

(*)	Represents certain new businesses which are in development.
(1)	Income on Transportation includes loss on revaluation of vessels in 2016, 2015 and 2014 for $16.2 million, $29.4 million and $255.5 million respectively.

Grupo TMM, S.A.B. and Subsidiaries

Fiscal Year ended December 31, 2016 Compared to Fiscal Year ended December 31, 2015

Revenues from operations for the year ended December 31, 2016 were $2,647.5 million compared to $3,261.9 million for the year ended December 31, 2015.

	Consolidated Transportation Revenues (in millions of Pesos) Years Ended December 31,
	2016	% of Net Revenues	2015	% of Net Revenues	Y2016 vs. Y2015 % Change
Maritime Operations	$2,167.6	81.9%	$2,770.9	84.9%	(21.8)%
Ports and Terminals Operations	116.7	4.4%	114.2	3.5%	2.2%
Logistics Operations	190.9	7.2%	169.7	5.2%	12.5%
Warehousing Operations	126.1	4.8%	133.1	4.1%	(5.3)%
Other business(*)	46.2	1.7%	74.0	2.3%	(37.6)%
Total	$2,647.5	100.0%	$3,261.9	100.0%	(18.8)%

(*)	Represents certain new businesses which are in development.

Maritime Operations

Maritime Operations’ revenues decreased 21.8% to $2,167.6 million in 2016 compared to $2,770.9 million in 2015 and represented 81.9% of the total net income. This is mainly due to a decrease in revenues in our offshore vessels business of 42.5% derived from reduced petroleum shipping activity in the Gulf of Mexico, as well as a decrease in income from the shipyard of 10%, due partly to the suspension and cancellation of a significant number of contracts by PEMEX and lower rates, which causes  that the companies avoided costs of repairs. This was partially offset by higher income in our chemical tankers business of 29.5% due to an increase in shipping volumes and a greater number of trips made during 2016 following the entrance of a third chemical tanker ship, as well as a growth in revenues in our tugboat business of 22.3% due to higher rates and higher number of calls at the LNG terminal.

Ports and Terminals Operations

Ports and Terminals Operations’ revenues increased 2.2% to $116.7 million for the year ended December 31, 2016 compared to $114.2 million for the year ended December 31, 2015, and accounted for 4.4% of total net revenues. This increase is mainly due to a increased volumes in our shipping agencies business which serviced a greater number of cruise ship calls in 2016. The increase was partially offset by decrease in volumes in the automotive segment in Acapulco (40,680 in 2016 vs 48,593 in 2015), which is a result of changes in the units exported to Asia, and by a reduction of revenue at Tuxpan due to lower volumes.

Logistics Operations

Logistics Operations’ revenues increased 12.5% to $190.9 million in 2016 compared to $169.7 million in 2015 and accounted for 7.2% of total net revenues. This increase was mainly due to higher revenues of $12.1 million in maintenance and repair operations and $9.1 million at our intermodal terminal business.

Warehousing Operations

Warehousing operations’ revenues decreased 5.3% to $126.1 million in 2016 compared to $133.1 million in 2015 and accounted for 4.8% of total net revenues. This decrease was mainly due to lower revenues of $7.0 million from these operations.

Income on Transportation

Income on transportation reflects revenues on transportation less operating costs and expenses. References to operating income in this Annual Report refer to income on transportation, plus/minus the effect of other income (expenses) as presented in the Financial Statements included elsewhere in this Annual Report.

Grupo TMM, S.A.B. and Subsidiaries

Total costs and expenses for the year ended December 31, 2016 decreased 12.7% to $2,609.6 million from $2,987.7 million for the year ended December 31, 2015. This decrease was mainly attributable to a decrease of 15.4%, or $113.3 million, in leases and other rents, a decrease of 7.6%, or $45.0 million, in contracted services, a decrease of 7.6%, or $18.1 million, in fuels, materials and accessories, a decrease of 8.2%, or $57.4 million, in salaries, wages and employee benefits, and a decrease of 17.5%, or $117.4 million, in depreciation, amortization and loss from revaluation of vessels. Operating income decreased 80.3% to $90.7 million for the year ended December 31, 2016 from an operating income of $461.2 million for the year ended December 31, 2015.

The following table sets forth information concerning the Company’s operating income on transportation by business segment for the years ended December 31, 2016 and 2015, respectively.

	Grupo TMM Operations Income on Transportation (1)(2)(3) (in millions of Pesos) Year Ended December 31,
	2016	2015	Y2016 vs. Y2015 % Change
Maritime Operations(3)	$247.6	$492.5	(49.7)%
Ports and Terminals Operations	6.1	7.6	(19.7)%
Logistics Operations	30.6	27.4	11.7%
Warehousing Operations	(44.6)	(48.1)	(7.3)%
Shared Corporate Costs	(201.8)	(205.2)	(1.7)%
Total	$37.9	$274.2	(86.2)%

(1)	Operating results are reported as Transportation profit in our Financial Statements included elsewhere in this Annual Report.
(2)
To better reflect Grupo TMM’s corporate costs, the Company modified the presentation of its corporate expenses as of December 31, 2016 and 2015, separating human resources and information technology costs to be allocated to each business unit in accordance with their use. Income on transportation includes the following allocated total administrative costs: In 2016: $18.4 million in Ports and Terminals Operations, $35.5 million in Maritime Operations and $194.2 million in shared corporate costs. Income on transportation includes the following allocated total administrative costs: In 2015: $15.4 million in Ports and Terminals Operations, $30.1 million in Maritime Operations and $199.1 million in shared corporate costs.

(3)	Income on Transportation includes loss on revaluation of vessels in 2016 and 2015 for $16.2 million and $29.4 million respectively.

Maritime Operations

Maritime Operations’ operating income for the year ended December 31, 2016 decreased to $247.6 million compared with $492.5 million for the year ended December 31, 2015, after deducting $35.5 million of administrative costs in 2016 compared with $30.1 million in administrative costs by 2015. Operating costs decreased in 2016 by 15.4%, however, mainly due to a 32.1% reduction in tankers attributable to the chartering of the ship “Tajin”, and to the sale of the vessel “Palenque” in June 2015, as well as a decrease of 27.1% in our offshore vessels’ number of days in operation and a strategy of cost reduction implemented against the lower activity of the sector. Operating income was reduced by 31.1% in 2016 as a result of increased costs at our chemical tanker business attributable to the chartering of the vessel “Tradewind Union” at lower market prices, as well as a 20.9% increase in trailer port costs of service as a result of having three tugboats chartered and the February 2016 increase in consideration payable to the API resulting from an increase in its rates.

Ports and Terminals Operations

Ports and Terminals Operations’ operating income for the year ended December 31, 2016 decreased to $6.1 million compared to $7.6 million for the year ended December 31, 2015, after deducting $18.4 million of administrative costs in 2016 compared to $15.4 million of such costs in 2015. This decrease is mainly due to reduced volumes in the automotive segment at Acapulco (40,680 units in 2016 vs. 48,593 units in 2015), which is a result of a decrease in the number of units exported to Asia, and a reduction in revenue at Tuxpan due to lower volumes.

Grupo TMM, S.A.B. and Subsidiaries

Logistics Operations

Logistics Operations operating income for the year ended December 31, 2016 increased to $30.6 million, compared to $27.4 million for the year ended December 31, 2015. This increase was mainly attributable to increased profit in the automotive business and an increase in the profit in Aguascalientes Terminal.

Warehousing Operations

Warehousing Operations’ operating loss in the year ended December 31, 2016 decreased to $44.6 million, compared to $48.1 million for the year ended December 31, 2015. This decrease was primarily due to the reduction in costs and expenses such as depreciation and amortization.

Net Financing Cost

	(in millions of Pesos) Year Ended December 31,

	2016	2015	Y2016 vs. Y2015 % Change
Interest income	$24.7	$21.4	15.4%
Interest expense
Interest on trust certificates	$684.8	$618.8	10.7%
Interest on other loans	98.6	95.7	3.0%
Amortization of trust certificate placement expenses	76.2	75.2	1.3%
Amortization of expenses associated with other loans	6.0	4.8	25.0%
Other financial expenses	3.7	5.7	(35.1)%
Subtotal	$869.3	$800.2	8.6%
Gain (loss) on exchange, net	$(21.3)	$15.7	(235.7)%
Net financing cost	$865.9	$763.1	13.5%

Net financing cost recognized during the year ended December 31, 2016 was a $865.9 million debit compared to a $763.1 million debit incurred during the year ended December 31, 2015. The net financing cost in 2016 included a net exchange loss of $21.3 million and in 2015 included a net exchange gain of $15.7 million as a result of fluctuations in the relative value of the Peso against the Dollar. Interest expense increased $68.9 million in 2016, mainly due to a increase in variable interest rates. Interest payments on our trust certificates are due semi-annually in May and November. In 2016, we paid approximately $729.0 million of interest on our trust certificates and a principal prepayment of $70.0 million.

Other Income – Net

	(in millions of Pesos) Year Ended December 31,

	2016	2015	Y2016 vs. Y2015 % Change
Other income – net	$52.8	$187.0	(71.8)%

Other income – net for the year ended December 31, 2016 was $52.8 million, including $56.5 from the sale of fixed assets and $2.1  million of cancellation provision, which was partially offset by a loss of $6.2 million attributable to cancellation of projects. Other income – net for the year ended December 31, 2015 was $187.0 million and included primarily $185.3 million of proceeds from the sale of subsidiaries, $4.9 million of loss on cancellation of construction in progress and $5.9 million of cancellation provision.

Grupo TMM, S.A.B. and Subsidiaries

(Benefit) expenses from Income Taxes

	(in millions of Pesos) Year Ended December 31,
	2016	2015	Y2016 vs. Y2015 % Change
(Benefit) expenses from income taxes	$(268.6)	$698.5	(138.5)

In the year ended December 31, 2016, the benefit is from deferred tax assets which are recognized to the extent that it is probable that future taxable profit against which temporary differences can be utilized will be available.

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

Non-controlling Interest

	(in millions of Pesos) Year Ended December 31,
	2016	2015	Y2016 vs. Y2015 % Change
Non-controlling interest	$1.4	$(2.3)	(160.9)%

Non-controlling interest increased to $1.4 million for the year ended December 31, 2016, from $(2.3) million for the year ended December 31, 2015. The increase is largely attributable to a decrease in income at the company that runs our Acapulco operations, in which we have a non-controlling interest.

Net (Loss) for the year attributable to stockholders of Grupo TMM

	(in millions of Pesos) Year Ended December 31,
	2016	2015	Y2016 vs. Y2015 % Change

Net (Loss) for the year attributable to stockholders of Grupo TMM	$(508.0)	$(1,016.6)	(50.0)%

In the year ended December 31, 2016, we recognized a net loss of $508.0 million, or $5.0 per Share. In the year ended December 31, 2015, we recognized a net loss of $1,016.6 million, or $9.9 per Share.

Grupo TMM, S.A.B. and Subsidiaries

Fiscal Year ended December 31, 2015 Compared to Fiscal Year ended December 31, 2014

Revenues from operations for the year ended December 31, 2015 were $3,261.9 million compared to $2,937.3 million for the year ended December 31, 2014.

	Consolidated Transportation Revenues (in millions of Pesos) Years Ended December 31,
	2015	% of Net Revenues	2014	% of Net Revenues	Y2015 vs. Y2014 % Change
Maritime Operations	$2,770.9	84.9%	$2,488.3	84.7%	11.4%
Ports and Terminals Operations	114.2	3.5%	114.9	3.9%	(0.6)%
Logistics Operations	169.7	5.2%	162.0	5.5%	4.8%
Warehousing Operations	133.1	4.1%	104.9	3.6%	26.9%
Other business(*)	74.0	2.3%	67.2	2.3%	10.1%
Total	$3,261.9	100.0%	$2,937.3	100.0%	11.1%

(*)	Represents certain new businesses which are in development.

Maritime Operations

Maritime Operations’ revenues increased 11.4% to $2,770.9 million in 2015 compared to $2,488.3 million in 2014 and accounted for 84.9% of total net revenues. This increase was mainly attributable to increased revenues in our offshore vessels business of 12.2% and in our product tankers business of 13.3%, both attributable to improved utilization and an appreciation of the U.S. dollar against the Mexican peso, which increased the peso value of our dollar revenues.  The increase was partially offset by a reduction in the rates paid by PEMEX.  Also contributing to the increase in our Maritime Operations’ revenues was an 18.8% increase in revenues in our chemical tankers business due to higher average freight rates, and an increase in revenues at our tug vessels business of 4.5% attributable to higher calls at the port of Manzanillo. These increases were partially offset by a decrease in shipyard revenues of 10.8% attributable to a reduction in the proportion of higher revenue services provided.

Ports and Terminals Operations

Ports and Terminals Operations’ revenues decreased 0.6% to $114.2 million for the year ended December 31, 2015 compared to $114.9 million for the year ended December 31, 2014, and accounted for 3.5% of total net revenues. This decrease is mainly due to a decrease in volumes in the automotive segment in Acapulco (48,593 in 2015 vs. 66,293 in 2014), which is a result of changes in the units exported to Asia, and by a reduction of revenue at Tuxpan due to lower volumes. The decrease was partially offset by increased volumes in our shipping agencies business which serviced a great number of cruise ship calls in 2015.

Logistics Operations

Logistics Operations’ revenues increased 4.8% to $169.7 million in 2015 compared to $162.0 million in 2014 and accounted for 5.2% of total net revenues. This increase was mainly due to higher revenues of $10.3 million in maintenance and repair operations and $6.6 million at our intermodal terminal business, partially offset by lower revenues of $9.1 million from our automotive services business.

Warehousing Operations

Warehousing operations’ revenues increased 26.9% to $133.1 million in 2015 compared to $104.9 million in 2014 and accounted for 4.1% of total net revenues. This increase was mainly due to higher revenues of $28.2 million from this operation.

Income on Transportation

Income on transportation reflects revenues on transportation less operating costs and expenses. References to operating income in this Annual Report refer to income on transportation, plus/minus the effect of other income (expenses) as presented in the Financial Statements included elsewhere in this Annual Report.

Grupo TMM, S.A.B. and Subsidiaries

Total costs and expenses for the year ended December 31, 2015 increased 4.2% to $2,987.7 million from $2,866.7 million for the year ended December 31, 2014. This increase was mainly attributable to an increase of 6.2%, or $42.7 million, in leases and other rents, an increase of 51.9%, or $203.3 million, in contracted services, an increase of 14.1%, or $29.2 million, in fuels, materials and accessories, and an increase of 2.8%, or $19.1 million, in salaries, wages and employee benefits. The increase in total costs and expenses in 2015 was partially offset by a decrease of 21.6%, or $185.6 million, in depreciation, amortization and loss from revaluation of vessels. Operating income increased 5.4% to $461.2 million for the year ended December 31, 2015 from an operating income of $437.6 million for the year ended December 31, 2014.

The following table sets forth information concerning the Company’s operating income on transportation by business segment for the years ended December 31, 2015 and 2014, respectively.

	Grupo TMM Operations Income on Transportation (1)(2)(3) (in millions of Pesos) Year Ended December 31,
	2015	2014	Y2015 vs. Y2014 % Change
Maritime Operations(3)	$492.5	$271.3	81.5%
Ports and Terminals Operations	7.6	4.7	61.7%
Logistics Operations	27.4	26.4	3.8%
Warehousing Operations	(48.1)	(51.5)	(6.6)%
Shared Corporate Costs	(205.2)	(180.3)	13.8%
Total	$274.2	$70.6	288.4%

(1)	Operating results are reported as Transportation profit in our Financial Statements included elsewhere in this Annual Report.
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

(3)	Income on Transportation includes loss on revaluation of vessels in 2015 and 2014 for $29.4 million and $255.5 million respectively.

Maritime Operations

Maritime Operations’ operating income for the year ended December 31, 2015 decreased to $492.5 million compared to $271.3 million for the year ended December 31, 2014, after deducting $30.1 million of administrative costs in 2015 compared to $25.5 million of such costs in 2014. This decrease was mainly attributable to a reduction in PEMEX’s rates for offshore vessels as well as higher costs in harbor tugs. The decrease was partially offset by full utilization of product tankers in the last two quarters of 2015 and higher average rates for our chemical tanker services.

Ports and Terminals Operations

Ports and Terminals Operations’ operating income for the year ended December 31, 2015 increased to $7.6 million compared to $4.7 million for the year ended December 31, 2014, after deducting $15.4 million of administrative costs in 2015 compared to $11.2 million of such costs in 2014. This increase is mainly due to increased volumes in our shipping agencies business, which serviced a greater number of cruise calls in 2016. The increase was partially offset by a decrease in volumes in the automotive segment at Acapulco (48,593 units in 2015 vs. 66,293 units in 2014), which is a result of a decrease in the number of units exported to Asia, and a reduction in revenue at Tuxpan due to lower volumes.

Grupo TMM, S.A.B. and Subsidiaries

Logistics Operations

Logistics Operations operating income for the year ended December 31, 2015 increased to $27.4 million, compared to $26.4 million for the year ended December 31, 2014. This increase was mainly attributable to profits in the automotive business and an increase in the profit in Aguascalientes Terminal.

Warehousing Operations

The loss of storage transportation in the year ended December 31, 2015 decreased to $48.1 million, compared to $51.5 million for the year ended December 31, 2014. This decrease was primarily due to the increase in income as well as to a reduction in depreciation and amortization.

Net Financing Cost
	(in millions of Pesos) Year Ended December 31,
	2015	2014	Y2015 vs. Y2014 % Change
Interest income	$21.4	$23.7	(9.7)%
Interest expense
Interest on trust certificates	$618.8	$660.4	(6.3)%
Interest on other loans	95.7	95.5	0.2%
Amortization of trust certificate placement expenses	75.2	74.2	1.3%
Amortization of expenses associated with other loans	4.8	6.6	(27.3)%
Other financial expenses	5.7	18.8	(69.7)%
Subtotal	$800.2	$855.5	(6.5)%
Gain (loss) on exchange, net	$15.7	$(66.1)	(123.8)%
Net financing cost	$763.1	$898.0	(15.0)%

Net financing cost recognized during the year ended December 31, 2015 was a $763.1 million debit compared to a $898.0 million debit incurred during the year ended December 31, 2014. The net financing cost in 2015 included a net exchange gain of $15.7 million and in 2014 included a net exchange loss of $66.1 million as a result of fluctuations in the relative value of the Peso against the Dollar. Interest expense decreased $41.4 million in 2015, mainly due to a decrease in variable interest rates. Interest payments on our trust certificates are due semi-annually in May and November. In 2015, we paid approximately $830.1 million of interest on our trust certificates and a principal prepayment of $240.0 million.

Other Income – Net

	(in millions of Pesos) Year Ended December 31,
	2015	2014	Y2015 vs. Y2014 % Change
Other income – net	$187.0	$367.0	(49.0)%

Other income – net for the year ended December 31, 2015 was $187.0 million and included primarily $185.3 million of proceeds from the sale of subsidiaries, $4.9 million of loss on cancellation of construction in progress and $5.9 million of cancellation provision. Other income – net for the year ended December 31, 2014 was $367.0 million and included primarily $358.1 million of proceeds from the sale of subsidiaries, $16.0 million of loss on investment contribution and $16.7 million of cancellation provision.

Grupo TMM, S.A.B. and Subsidiaries

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

Grupo TMM, S.A.B. and Subsidiaries

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

Translation of Foreign Currency. For the years ended December 31, 2016, 2015 and 2014, the Company’s functional and reporting currency is the Mexican peso. Foreign currency transactions entered into by a Company subsidiary are translated into the functional currency of the subsidiary, using the spot exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the measurement of monetary items denominated in foreign currency at year-end exchange rates are recognized in profit or loss.

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

Valuation of Land, Buildings and Vessels. The value of land and buildings used in the Company’s operations are determined by external professional appraisers every three years, and in some cases earlier if market factors indicate a significant change in the fair value of the property. The latest revaluation of the Company’s land and buildings took place in December 2013. The value of the Company’s vessels are generally determined using market values calculated by external professional appraisers, although certain vessels may be valued using other valuation techniques. Restatements of vessel values are conducted when the market values are found to differ significantly from their carrying value. The latest revaluation of the Company’s vessels took place as of December 31, 2016.

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

Grupo TMM, S.A.B. and Subsidiaries

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

 Compound financial instruments. The Company evaluates the issue of a non-derivative financial instrument to determine if it contains liability and equity components. These components are classified separately as financial liabilities or equity instruments at the time they are initially recognized, in conformity with the economic essence of the contractual agreement and with the definitions of financial liability and equity instrument. The Company evaluates those conditions and identifies the financial liability component when there is a contractual agreement to deliver cash or another financial asset and an equity instrument component when the holder is entitled to convert it into a pre-established number of common shares of the Company. The initial measurement of a compound financial instrument is distributed among its liability and equity components. The residual amount that is obtained after deducting the amount that has been determined separately for the liability component is allocated to the equity component from the overall fair value of the instrument. Losses or gains may not emerge in the initial recognition process of the components of the instrument. The transaction costs of an equity transaction will be treated as a deduction thereof for accounting purposes. The liability component will be considered as transaction costs, in terms of the recognition of financial liabilities. Interest relative to a component that is a financial liability will be recognized in income for the period. The equity instrument component are allocated directly to equity.

Grupo TMM, S.A.B. and Subsidiaries

Financial assets

For the purpose of subsequent measurement, financial assets other than those designated and effective as hedging instruments are classified into the following categories upon initial recognition:

▪	loans and receivables

▪	financial assets at fair value through profit or loss

▪	held-to-maturity investments

▪	available-for-sale financial assets.

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

Fair value measurement for non-financial assets

The non-financial assets and liabilities measured at fair value in the statement of financial position are grouped into three levels of fair value hierarchy. The three levels are defined based on the observability of relevant data for the measuring, as follows:

▪	Level 1: quoted prices (without adjustment) in active markets for identical assets and liabilities;

Grupo TMM, S.A.B. and Subsidiaries

▪	Level 2: data other than the quoted prices included in Level 1 that are observable for the asset and liability, either directly or indirectly;

▪	Level 3: non-observable data for the asset or liability.

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

Discontinued operations

Results for discontinued operations

A discontinued operation is a component of the entity that has been disposed of, or has been classified as held for sale, and:

▪	Represents a significant separate line of business or a geographic area of operations;

▪	Is part of a specific coordinated plan to dispose of a significant separate line of business; or

▪	Is a subsidiary acquired solely for the purpose of sale.

The gains or losses on discontinued operations, including components of gains or losses from previous years are reported as a single amount on the consolidated statement of operations. This amount, which includes the gains or losses after taxes for discontinued operations and the gains or losses after taxes resulting from measuring and disposing of assets classified as held for sale, are discussed in more detail in Note 20 to the accompanying Audited Consolidated Financial Statements contained elsewhere herein.

The disclosures for discontinued operations in the previous year are related to all the operations that have been discontinued as of the close date for the last period reported.

Recent Accounting Pronouncements IFRS

New and revised standards that are effective for annual periods beginning on or after 1 January 2016

The Company has not adopted any new standards or amendments that have a significant impact on the Company’s results or financial position.

Standards, amendments and interpretations to existing standards that are not yet effective and have not been adopted early by Grupo TMM

At the date of authorisation of these financial statements, certain new standards, and amendments to existing standards have been published by the International Accounting Standard Board (IASB) that are not yet effective, and have not been adopted early by the Company. Information on those expected to be relevant to our consolidated financial statements is provided below.

Management anticipates that all relevant pronouncements will be adopted in the Company’s accounting policies for the first period beginning after the effective date of the pronouncement. New standards, interpretations and amendments not either adopted or listed below are not expected to have a material impact on our consolidated financial statements.

Grupo TMM, S.A.B. and Subsidiaries

IFRS 9 ‘Financial Instruments’

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

Management has evaluated the impact of these changes and concluded that they will be immaterial, since the designation of financial asset and liability instruments that they hold will not change, as they are currently in the category of amortized cost. Moreover, the business model for financial assets is estimated to correspond to assets held for contractual cash flows receivable and, therefore, the same designation of amortized cost is applied. Finally, on the “expected credit loss” model, based on prior experience of losses incurred and the characteristics and conditions of its financial assets, it is estimated that there will be no relevant impact on the recognition of losses.

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

IFRS 15 will go into effect for annual periods beginning on or after January 1, 2018. Management has evaluated the impact of IFRS 15, and concluded that the effects will be immaterial, since the characteristics of its sources of revenues that do not contemplate complex issues like those described above. Moreover, the application of the new control model and the five-step approach for the revenue recognition is estimated to be largely consistent with the current revenue recognition process of the Company.

IFRS 16 “Leases”

IFRS 16 requires lessees to record the right to use an asset “on its balance sheet” and a liability for the lease. However, this standard provides exceptions on that accounting for short-term leases and assets for immaterial amounts. It further modifies the definition of lease and sets forth the requirements on other issues such as elements that form part of the lease, variable payments, and option of periods. Moreover, it modifies the journal entry of leaseback sales contracts and adds new disclosure requirements.

IFRS 16 is effective for annual periods beginning on or after January 1, 2019. Management is currently in the process of evaluation the impact of IFRS l6, but still does not have quantitive information of that evaluation and of the possible effects on the consolidated financial statements.

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

Grupo TMM, S.A.B. and Subsidiaries

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

As of December 31, 2016, the respective debt obligations of each of the Company’s subsidiaries were as follows:

(in millions of Pesos)

TMM División Marítima, S. A. de C. V.	$8,958.4
TMM Parcel Tankers, S.A. de C.V.	353.1
Transportación Maritima Mexicana, S.A. de C.V.	522.6
Grupo TMM, S.A.B.	128.4
Almacenadora de Deposito Moderno, S.A. de C.V.	12.8
TMM Logistics, S.A de C.V.	95.1
Total	$10,070.4

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

As of March 31, 2017, our total debt amounted to $10,134.1 million, which includes $9,162.3 million under our Trust Certificates Program, $872.8 million of bank debt owed to several different banks and $99.0 million owed to non-institutional lenders; of this debt, $841.0 million is short-term debt, and $9,293.1 million is long-term debt. Under IFRS, transaction costs in connection with financings are required to be presented as debt.

On May 8, 2017, the holders of certificates issued under the Company’s Trust Certificates Program agreed that $200 million (approximately 49%) of interest payable on May 15, 2017 will be paid together with the semi-annual interest payment due on November 15, 2017. The decision was made in light of the current challenges faced by our customers in the global oil market such as PEMEX, payments from which may be delayed following changes to its payment policies. See Note 16 to the accompanying Audited Consolidated Financial Statements.

As of December 31, 2016, our total debt amounted to $10,070.5 million, which includes $8,958.4 million under our Mexican Peso-Denominated Trust Certificates Program, and $972.7 million of bank debt owed to several different banks; and $139.4 million that non-institutional creditors are owed; of this debt, $740.4 million was short-term debt, and $9,330.1 million was long-term debt.

At an Extraordinary Shareholders’ Meeting on August 31, 2016, the Company’s shareholders approved a corporate restructuring and capitalization program that included the issuance, in Mexico and only to Mexican investors holding debt related to the Company’s Trust Certificates Program, of Convertible Debentures in an aggregate principal amount of up to $4,600.0 million.  The Convertible Debentures are convertible into Shares of the Company at specified dates over a 10-year period at a price of $19.55 per Share.

On September 30, 2016, the Company, through its subsidiary TTM, issued the first series of Covertible Debentures, designated TMMO Series I-2016, in a total amount of $1,058.6 million, equivalent to 10,586,284 debentures with a par value of $100 pesos. These debentures accrue interest at a 6.78% annual rate, all of which is capitalized under the terms of the issuance.  The $1,058.6 million of debentures were issued in exchange for $945.2 million of trust certificates, improving our debt profile and cash flows.

Grupo TMM, S.A.B. and Subsidiaries

The TMMO Series I-2016 Convertible Debentures will convert into Shares on the following conversion dates at the percentages and amounts shown below:

Conversion date	Percentage	Number of debentures to be converted
September 30, 2017	10%	1,058,628
September 30, 2019	45%	4,763,828
September 30, 2022	45%	4,763,828

In accordance with the terms of the issuance, if the value of the Shares to be issued at the time of the conversion is less than $19.55 per Share, the Company will deliver cash or another financial asset in the amount of the shortfall.

Based on the characteristics of the Convertible Debentures, the Company considers them to be a compound financial instrument, with a financial liability component and an equity component. See Note 17 of the accompanying Audited Consolidated Financial Statements.

As of December 31, 2016 and March 31, 2017, we were in compliance with all of the restrictive covenants contained in our financing agreements, except as described in footnote (c) to “Other financing” at Note 16 to the accompanying Audited Consolidated Financial Statements contained elsewhere herein.

Our total shareholders’ equity in 2016, including non-controlling interest in consolidated subsidiaries, was $964.0 million, resulting in a debt-to-equity ratio of 10.4.

On January 11, 2008, in order to refinance the acquisition of ADEMSA, Grupo TMM closed a financing agreement in the amount of US$8.5 million (approximately $175.6 million) with a term of seven years, at a fixed rate of 8.01% with semi-annual payments of principal starting on January 2010 and semi-annual interests payments. The Company continues to negotiate with the bank to restructure the amortization schedule, in order to get better cash flow conditions.

In June 2009, Grupo TMM (through its subsidiary TMM División Marítima, S.A. de C.V.) obtained a line of credit in dollars for working capital and/or current accounts for US$25.0 million (approximately $516.6 million) at a variable rate. This line of credit matured in June 2015. See “—Other Debt.”

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

In November 2013, Grupo TMM (through its subsidiary Transportación Marítima Mexicana, S.A. de C.V.) obtained a line of credit in US dollars of up to US$10.8 million (approximately $223.2 million) to finance the acquisition of the vessel “Subsea 88” through a capital lease at a fixed rate with monthly principal and interest payments. See “—Capital Leases” below.

As of March 31, 2017, we had net working capital (current assets less current liabilities) of $559.0 million. We had net working capital of $734.4 million, $1,045.6 million, and $790.7 million as of December 31, 2016, December 31, 2015, and December 31, 2014, respectively. The decrease in net working capital from December 31, 2016 to March 31, 2017 was primarily attributable to an increase in short term debt from our Trust Certificate Program. The decrease in net working capital from December 31, 2015 to December 31, 2016 was primarily attributable to a reduction in accounts receivable from factoring operations through the Nacional Financiera, S.N.C. supply chain program to reduce liquidity risk. We continue to look for ways to improve our debt profile in order to reduce our financing costs and improve the flows available for investment. As part of this effort, we are considering whether to capitalize up to 40% of the interest payable under our Trust Certificates Program and allocate the available funds to our vessel expansion program.

Grupo TMM, S.A.B. and Subsidiaries

Information on Cash Flows

Summary cash flow data for the years ended December 31, 2016, 2015 and 2014 is as follows:

	Years Ended December 31,
	2016	2015	2014
	(in thousands of Pesos)
Operating activities	$610,782	$612,381	$756,158
Investing activities	(74,352)	792,154	(124,384)
Financing activities	(744,478)	(1,165,762)	(801,787)
Currency exchange effect on cash	65,393	63,540	16,664
Net increase (decrease) in cash and cash equivalents	(142,655)	302,313	(153,349)
Cash and cash equivalents at beginning of year	1,045,359	743,046	896,395
Cash and cash equivalents at end of year	$902,704	$1,045,359	$743,046

For the year ended December 31, 2016, the Company’s consolidated cash position decreased by approximately $142.7 million from the year ended December 31, 2015. This decrease was mainly attributable to the downturn in the oil industry during 2016, which has strongly affected all participants in this market. TMM’s principal customer reduced demand for our vessels services by more than 50% during the year and has significantly delayed its payments for those services.

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

Our Cash Flows from Operating Activities

Net cash flows provided by operating activities amounted to $610.8 million in the year ended December 31, 2016 compared to $612.4 million in the year ended December 31, 2015. This decrease was mainly attributable to the downturn in the oil industry during 2016, which has strongly affected all participants in this market. TMM’s principal customer reduced demand for our vessels services by more than 50% during the year and has significantly delayed its payments for those services.

Net cash flows provided by operating activities amounted to $612.4 million in the year ended December 31, 2015 compared to $756.2 million in the year ended December 31, 2014. This decrease was mainly attributable to start-up costs associated with the new containerized cargo cabotage service; a 2.9% increase in costs at our offshore vessels business due to higher operating costs of the vessel “Island Monserrat” as she was upgraded to operate as a mud vessel; and the June 2014 commencement of a two-year bareboat charter contract for the AHTS “Subsea 204”, which increased our chartering costs in our product tankers business. Operating income was also reduced by a 32.4% increase in costs at our harbor tugs business in 2014 as a result of having two tugs chartered for the entire year, which increased the fuel and hiring costs associated with this business.

The following table summarizes cash flows from operating activities for the periods indicated:

	Years Ended December 31,
	2016	2015	2014
	(in thousands of Pesos)
Loss before provision for income taxes	$(775,179)	$(301,930)	$(460,337)
Depreciation and amortization and other amortization	631,264	748,839	940,070
Loss (gain) on sale of fixed assets—net	(56,491)	26,131	(22,853)
Sale of subsidiaries	-	(171,505)	(342,088)
Provision for interests on debt	783,458	714,520	755,693
Gain (loss) from exchange differences	69,826	46,273	58,200
Total changes in operating assets and liabilities	(42,096)	(449,947)	(172,527)
Net cash provided by operating activities	$610,782	$612,381	$756,158

Our Cash Flows from Investing Activities

Net cash provided by investing activities for the year ended December 31, 2016 was $74.4 million, which included $87.7 million generated from the sale of property and operating equipment, which was partially offset by the use of $162.1 million for investments in projects and operating equipment. Net cash provided by investing activities for the year ended December 31, 2015 was $792.2 million, which included $894.1 million generated from the sale of Terminal Marítima de Tuxpan, operating equipment and discontinued businesses, which was partially offset by the use of $101.9 million for the acquisition of vessels and operating equipment. Net cash used in investing activities for the year ended December 31, 2014 was $124.4 million, which included $227.2 million for the acquisition of vessels and operating equipment, which was partially offset by the sale of operating equipment and discontinued business for $102.8 million.

See “— Capital Expenditures and Divestitures” below for further details of capital expenditures and divestitures relating to the years ended December 31, 2016, 2015 and 2014, respectively.

Our Cash Flows from Financing Activities

For the year ended December 31, 2016, cash used by financing activities amounted to $744.5 million, which resulted primarily from the payment of debt under the Securitization Facility, our Trust Certificates Program and others loans.

For the year ended December 31, 2015, cash used by financing activities amounted to $1,165.8 million, which resulted primarily from the payment of debt under the Securitization Facility, our Trust Certificates Program and others loans.

For the year ended December 31, 2014, cash used by financing activities amounted to $801.8 million, which resulted primarily from the payment of debt under the Securitization Facility, our Trust Certificates Program and others loans.

Business Plan

As part of our capitalization program to increase the value of our Maritime Operations division, we issued first tranche of convertible debentures in the amount of $1,058.6 million in exchange for $945.2 million of trust certificates issued under our Trust Certificates Program, improving our debt profile and cash flows.  We will continue with this program and on other alternatives that allow us to grow with cash generated from operations; additionally, we are focused on consolidating our Maritime and Ports and Terminals Operations to better enable us to grow and strengthen our financial position through a strategy that empowers the expansion of our operations through multiple projects and objectives. These projects seek to combine the elements that can enable us to capture the opportunities that the recent Mexican Energy Reforms are expected to generate, with the ultimate goal of creating value for our shareholders.

Maritime Operations. We are seeking to exploit the division’s operating capabilities to develop the business of operating assets owned by third parties. With the above, we intend to define ourselves as a shipping company focused on Mexico with special attention to the energy sector.

Ports and Terminals Operations. We continue developing storage and transportation infrastructure jointly with our strategic partners, TransCanada and Sierra Oil & Gas, to serve the growing demand for refined products from Tuxpan to the central region of Mexico, which will allow us to service the existing and growing demand of foreign trade via the Gulf of Mexico. The port of Tuxpan is the closest port to Mexico City and the central Mexican states, which represent over 50% of Mexico’s GDP. In order to capitalize on the growth potential of the Mexican Energy Reforms’ refined products liberalization, we are working on the development of port facilities and storage terminals in order to meet the future demand for gasoline and diesel imports which currently account for more than 55% of domestic consumption. As part of our plan to extend our ports operations, in 2014 we commenced operations at a citrus juice facility in Papantla, Veracruz, with the initial products consisting of concentrated orange juice. The project, which began operations through a strategic alliance, will involve the complete supply chain (extraction, storage, land and sea transportation) and includes two stages, the second of which will involve us operating the facility to further add vessels operations. Regarding our operation at Acapulco, we are collaborating with the respective authorities in order to generate additional cruise activity.

Grupo TMM, S.A.B. and Subsidiaries

Logistics Operations. We are looking to develop the automotive, steel and food logistics market in all areas with emphasis on “just-in-time” inventory planning, subassembly and management of cars and container yards through a partnership with an international technology operator.

Warehousing Operations. We are working to improve our bonded warehousing services and to issue negotiable certificates of deposit to be issued for the agricultural and steel industries as well as import duties services.

Corporate Expenses. As part of our continuous improvement plan, we aim to optimize the size of our corporate staff consistent with the implementation of the plans described above.

Our Ability to Continue as a Going Concern

Our Financial Statements for the year ended December 31, 2016 includes an explanatory note describing the existence of substantial doubt about our ability to continue as a “going concern.” Such note observes that (i) the continuation of the Company as an ongoing business depends on our compliance with our financial obligations on a regular basis, (ii) to be successful in our five-year growth plan and capitalize on the demand for services arising from the recent Mexican Energy Reforms and (iii) the Financial Statements do not include any adjustment over the assets or liabilities that could be necessary if the company is not able to continue as an ongoing business.

The maritime business has been improving in its performance in recent years, consolidating as our most profitable business despite the 2016 worldwide oil industry downturn, which has strongly affected all participants in this market.  Nevertheless, we implemented a strategic plan in 2016 to offset some of the impact of the reduced revenues. The most relevant actions included a strategic reduction of costs and SG&A expenses and factoring operations through the Nacional Financiera, S.N.C. supply chain program to reduce liquidity risk as well as the effect of the new payment policies of the Company’s principal customers.

Notwithstanding the issues noted above, we believe Mexican Energy Reforms has not only had a positive influence on the development of the oil and gas industry in Mexico, but has also helped the Company by allowing us to diversify our sources of income with new clients. We have also strengthened our tugboat business through the acquisition of a new generation vessel, allowing us to better respond to the entry of a new tugboat competitor at Manzanillo. In addition, Company management continues to work on the implementation of our business plan, which includes the following projects and their current status:

Our Ports and Terminals division continues its strategic alliance with TransCanada and Sierra Oil & Gas to jointly develop storage and transportation infrastructure to serve the growing demand for refined products from Tuxpan to the central region of Mexico with a capacity of 100,000 barrels per day. Further, we continue to own approximately 720 hectares of land in the port of Tuxpan, on which we are developing a citrus juice export terminal and an automobile terminal.

We are particularly focused on the mid-stream oil and gas segments such as transportation, terminals, storage and distribution, where the Company has competitive advantages and/or extensive experience. We believe that a focus on the above areas will enable us to diversify our current customer base and sources of income.

Through strategic alliances, sales of land and other non-productive assets, and new financing arrangements, we intend to obtain the necessary resources to improve and expand our fleet of offshore vessels, allowing us to capitalize on the growing demand for deep water exploration in Mexico resulting from the recent Mexican Energy Reforms.

Grupo TMM, S.A.B. and Subsidiaries

Finally, despite the reduced demand for our services in 2016, the Company fulfilled its contractual obligations and we continue to work towards improving our debt profile through the capitalization of up to 40% of the Trust Certificates, thereby reducing our financing costs and improving cash flows.

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

Capital Expenditures and Divestitures

The following tables set forth our principal capital expenditures and divestitures during the last three years:

Our Principal Capital Expenditures for the Last Three Years
(in millions of Pesos)

	Years Ended December 31,
	2016 (a)	2015 (b)	2014 (c)
Capital Expenditures by Segment: Ports and Terminals Operations	$1.1	$3.4	$13.9
Maritime Operations	160.7	78.5	184.3
Warehousing Operations	0.1	0.5	1.7
Corporate	0.2	20.0	29.0
Total	$162.1	$102.4	$228.9

(a)
In 2016, capital expenditures included: (i) Ports and Terminals Operations: $1.0 million in acquisition and equipment improvements and $0.1 million in construction in process for the expansion and maintenance of port and terminal facilities; (ii) Maritime Operations: $10.8 million in acquisition and equipment improvements and $149.9 million in construction projects; and (iii) Corporate: $0.2 million in fixed assets and other strategic corporate projects.

(b)
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

(c)
In 2014, capital expenditures included: (i) Ports and Terminals Operations: $10.8 million in acquisition and equipment improvements and $3.1 million in construction in process for the expansion and maintenance of port and terminal facilities; (ii) Maritime Operations: $55.0 million in acquisition and equipment improvements and $129.3 million in construction projects; and (iii) Corporate: $29.0 million in fixed assets and other strategic corporate projects..

Our Principal Capital Divestitures for the Last Three Years
(in millions of Pesos)

	Years Ended December 31,
	2016 (a)	2015 (b)	2014 (c)
Capital Divestitures:
Sale of shares of subsidiaries	$-	$829.9	$25.5
Other assets	87.7	64.6	79.1
Total	$87.7	$894.5	$104.6

(a)	In 2016, capital divestitures included $87.7 million from the sale of land.
(b)	In 2015, capital divestitures included $64.6 million from the sale of vessels and terminal equipment and completion of the sale of the Company’s subsidiary Terminal Marítima de Tuxpan, S.A. de C.V..
(c)	In 2014, capital divestitures included $79.1 million from the sale of vessels, shipyard and ground transportation equipment.

Grupo TMM, S.A.B. and Subsidiaries

Capital Leases

As of December 31, 2016, the Company had one capital lease obligations.

In November 2013, Grupo TMM (through its subsidiary Transportación Marítima Mexicana, S.A. de C.V.) entered into an agreement with “FTAI Subsea 88 Ltd”, a subsidiary of Fortress, to obtain a line of credit for 10 years in US dollars of up to US$10.8 million (approximately $223.2 million) to finance the acquisition of the vessel “Subsea 88” through a capital lease, at a fixed rate of 15.9% per annum, with monthly principal and interest payments. As of December 31, 2016, the outstanding balance was US$10.2 million (approximately $176.9 million).

In December 2012, Grupo TMM entered into an agreement with “Value Arrendadora, S.A. de C.V.” to obtain capital lease financing for 4 years in Mexican Pesos in an amount of $1.8 million to finance the acquisition of transportation assets, at a fixed rate of 14.23% per annum, with monthly principal and interest payments. The Company fully prepaid this facility in July 2016.

Transportation Equipment and Other Operating Leases

We lease transportation and container-handling equipment, our corporate office building and other assets under agreements which are classified as operating leases. The terms of these lease agreements vary from 1 to 15 years and contain standard provisions for these types of operating agreements.

Purchase of Two Parcel Tankers

On May 25, 2007 the Company purchased the M/T “Maya” and purchased the M/T “Olmeca” on June 19, 2007. We entered into a 10-year line of credit with DVB Bank SE (formerly DVB Bank AG) in an aggregate amount of US$52.5 million (approximately $1,084.9 million) to finance the acquisition of these parcel tankers. Principal and interest under this loan was payable on a monthly basis. Interest was payable at a weighted average rate of 7.61% per annum. On April 4, 2011, the Company entered into an agreement with the bank to restructure this loan through: (i) full prepayment of the junior loan tranche in an amount totaling US$6.5 million (approximately $134.3 million), including US$0.7 million (approximately $14.5 million) in breakage costs; (ii) drawing of a new tranche in the amount of  US$4.0 million (approximately $82.7 million) with monthly interest payments and a balloon principal payment due upon maturity in June 2017; and (iii) opening of a bridge tranche with monthly drawings of up to US$3.5 million (approximately $72.3 million) over the next 24 months to reduce the principal payments due on the existing senior loan tranche.  Both of the new tranches are at a variable rate of the AIR (Actual Interbank Rate) plus 400 basis points, and the Company will pay principal on the bridge tranche beginning in April 2013 on a quarterly basis until maturity in June 2017. As of May 31, 2011, the weighted average rate of interest on the restructured loan was 6.70% per annum. This agreement allows the Company to improve the amortization schedule of this loan facility and reduce the related financial expenses. The Company has initiated a formal process with the bank to extend the maturity for one more year to June 2018.

 Purchase of One Tugboat

On November 11, 2016 the Company entered into a 6-year line of credit with B.V. Scheepswerf Damen Gorinchem (DAMEN) for an amount of EUR6.8 million (approximately $147.5 million) to finance the acquisition of the Tugboat “TMM Colima”. Principal and interest under this loan is payable on a semiannual basis. Interest is payable at a fixed rate of 7.00% per annum.

Grupo TMM, S.A.B. and Subsidiaries

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

We closed our first, second and third issuances of trust certificates under the program on July 19, 2007, April 30, 2008, and July 1, 2008, in an amount of $3.0 billion, $1.55 billion, and $4.39 billion, respectively. Our first issuance was used primarily to refinance existing vessel indebtedness. Our second issuance was used to refinance vessels indebtedness and the acquisition of new vessels and our third issuance was mainly used to finance the acquisition of new and used vessels. On July 29, 2010, we closed our fourth issuance of trust certificates for $10.5 billion at Mexico’s interbank equilibrium interest rate, TIIE, plus 245 basis points. The proceeds from the fourth issuance have been used primarily to prepay the previous three issuances, thereby consolidating the debt under the program, and to refinance other vessel financings. As of December 31, 2016, the outstanding balance was $8,958 billion.

In accordance with the program, the Company had the right to capitalize interest for the first five years as per the following:

Year	Capitalization %	Interest Payment %
1st and 2nd	60%	40%
3th and 4th	50%	50%
5th	25%	75%

In August 2012 and with the authorization of the Trust Committee, the Company elected to capitalize 60% of the accrued interest to dedicate such resources to a vessel substitution program. During 2013 and 2014 the Company elected not to capitalize any interest on the trust certificates, choosing instead to pay 100% of the accrued interest. In February and November 2015 and with the authorization of the Trust Committee, the Company elected to capitalize 25% and 23% of the corresponding accrued interest. During 2016 the Company paid 100% of the accrued interest on the trust certificates.

On May 8, 2017, the holders of the trust certificates agreed that $200 million (approximately 49%) of interest payable on May 15, 2017 will be paid together with the semi-annual interest payment due November 15, 2017. The decision was made in light of the current challenges faced by our customers in the global oil market such as PEMEX, payments from which may be delayed following changes to its payment policies. See Note 16 to the accompanying Audited Consolidated Financial Statements.

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

Grupo TMM, S.A.B. and Subsidiaries

On December 3, 2013, following previous negotiations, we entered into another debt recognition and restructuring agreement with Daimler for $62.9 million at a variable rate of the 28-day TIIE plus 6.0 percentage points. Principal is payable in 72 consecutive monthly payments plus accrued interest on the outstanding balance starting January 1, 2014 and maturing in December 2019.

On August 2, 2016, the Company restructured the amortization schedule with Daimler for $40.9 million at a fixed annual rate of 12.0%. Principal is payable in 36 consecutive monthly payments plus accrued interest on the outstanding balance, and maturing in November 2019.

Other Debt

In January 2011, to improve the amortization schedule of the Receivables Securitization Facility and its cancelation, the Company decided to secure two lines of credit through its subsidiary Transportación Marítima Mexicana, S.A. de C.V. with two private investments, each of the credits for US$3.0 million (approximately $62.0 million). The loan accrues interest at a fixed rate of 11.25%, with semi-annual interest and principal payments, a two-year grace period for principal payments, and maturing January 2016. As of December 31, 2016 the outstanding balance of both credits was US$6.0 million (approximately $124.0 million). In early 2017, the Company paid US$1.0 million (approximately $20.8 million) and the maturity date of the balance was extended to January 2017.

In November 2011, the Company decided to enter into two loan facilities to strengthen the agricultural activities of ADEMSA, through a subsidiary with INPIASA, S.A. de C.V. The first for $15.7 million at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of principal and interest, and maturing August 2021; the second for $4.2 million at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of principal and interest, and maturing October 2016. The effective rate for both loans as of December 31, 2016 was 10.07%, with a total outstanding balance of approximately $7.3 million.

In August 2012, the Company inter into an agreement with Intercam Banco S.A., though its subsidiary TMM Logistics, S.A. de C.V., for a line of credit in Mexican pesos for working capital for a total of $5.0 million, to be able to discount invoices from services rendered to the Secretaría de Seguridad Pública del D.F. at a variable rate of the 28-day TIIE plus 500 basis points and maturing on August 2013. The Company subsequently renewed the facility with the bank through August 2014, increasing the amount up to $10.0 million, and again through November 2017, increasing the amount up to $15.0 million. As of December 31, 2016 there was no balance drawn under this line of credit.

In December 2012, the Company decided to enter into another line of credit to strengthen the agricultural activities of ADEMSA, through a subsidiary with Banco del Bajío, S.A. for $8.5 million at a variable rate of the 28-day TIIE plus 250 basis points, with monthly payments of principal and interest, with a grace period of 12 months for principal payments, and maturing November 2019. The effective rate for this loan as of December 31, 2016 was 8.31%, with a total outstanding balance of $4.2 million.

In September 2013, the Company entered into a $7.6 million line of credit with Banco del Bajio, S.A. in order to strengthen the agricultural activities of ADEMSA, at a variable rate of the 28-day TIIE plus 250 basis points, with monthly payments of principal and interest, a grace period of 12 months for principal payments, and maturing in August 2020. The effective interest rate on this loan as of December 31, 2016 was 8.08%, with a total outstanding balance of $4.6 million.

In September 2014, the Company decided to enter into three loan facilities to strengthen the agricultural activities of ADEMSA, through its subsidiary TMM Logistics, S.A. de C.V. with Banco Autofin México. The first for $45.8 million at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of principal and interest, and maturing September 2021; the second for $34.6 million at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of principal and interest, and maturing September 2021; and the third for $25.5 million at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of principal and interest, and maturing September 2021. The effective rate for these three loans as of December 31, 2016 was 10.10%, with a total outstanding balance of approximately $95.1 million.

Grupo TMM, S.A.B. and Subsidiaries

In November 2014, the Company secured with Banco Nacional de Comercio Exterior, S.N.C., Institución de Banca de Desarrollo, through its subsidiary Transportación Marítima Mexicana, S.A. de C.V., a line of credit in dollars for working capital and/or current accounts for US$2.5 million (approximately $51.7 million) at a variable rate, maturing in December 2017. Monthly interest payments are due on outstanding balances and principal is due at maturity. Amounts may be drawn in both dollars and pesos with the possibility of making prepayments on principal without penalty. In December 2014, a first draw was made on this line of credit for $35.6 million at a variable rate of the 28-day TIIE plus 450 basis points, with interest payable monthly. The Company fully prepaid the balance in April 2016.

In December 2014, the Company decided to enter into two lines of credit in Mexican Peso for working capital, through its subsidiary TMM Logistics, S.A. de C.V. with Banco Autofin México. The first for $21.6 million at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of interest and principal payment at maturity in March 2022; the second for $8.4 million at a variable rate of the 28-day TIIE plus 200 basis points, with monthly payments of interest and principal payment at maturity in March 2015. As of December 31, 2016, the effective rate for these two loans was 10.07% with an outstanding balance of $22.6 million.

In September 2016, the Company refinanced debt for US$4.1 million (approximately $84.7 millions) in connection with ADEMSA acquisition, denominated in US Dollars and extending its maturity to December 2019, with quarterly principal and interest payments, with a variable rate of 90 days Libor plus 550 basis points for the fisrt year, 650 basis points for the second year, 750 basis points for the third year and 900 basis point for the rest of the period. The Company has the election to prepay in partials or full without any restriction and/or fee.

In April 2016, the Company entered into a $9.8 million line of credit with Banco HSBC, S.A. in order to strengthen the agricultural activities of ADEMSA, at a variable rate of the 28-day TIIE plus 300 basis points, with monthly payments of principal and interest and maturing in April 2021. The effective interest rate on this loan as of December 31, 2016 was 8.60%, with a total outstanding balance of $7.0 million.

In October 2015, the Company entered into a $2.6 million line of credit with Caja Popular la Merced Sociedad de Ahorro y Prestamo, S. de R.L. de C.V. in order to strengthen the agricultural activities of ADEMSA, at a variable rate of the 28-day TIIE plus 200 basis points, with monthly payments of principal and interest and maturing in October 2017. The effective interest rate on this loan as of December 31, 2016 was 7.12%, with a total outstanding balance of $1.1 million.

In September 2016, the Company secured with CiBanco S.A., though its subsidiary Transportación Marítima Mexicana, S.A. de C.V., a line of credit in Mexican pesos for working capital for a total of $40.0 million, at a variable rate of the 28-day TIIE plus 150 basis points with monthly payments of principal and interest, and maturing in November 2018. The effective interest rate on this loan as of December 31, 2016 was 7.10%, with a total outstanding balance of $35.0 million.

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

The Company’s income from operations may therefore be materially affected by variances in the exchange rate between the U.S. dollar and the Mexican Peso.  The Company has sought to minimize its exposure to foreign currency risk by holding its debt primarily in Mexican Pesos.  Mexican Pesos historically have been subject to greater risk of devaluation and have tended to depreciate against the U.S. dollar.  Currently, approximately 91% of the Company’s indebtedness is denominated in Mexican Pesos, most of which is long-term debt incurred in connection with the Company’s Trust Certificates Program.  Certificates issued under the Trust Certificates Program have a 20-year term and do not require the Company to make any principal payments prior to maturity.

Grupo TMM, S.A.B. and Subsidiaries

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

Trend Information

Historically, a substantial portion of the revenue generated by our Maritime Operations business has been achieved through contracts with PEMEX. In 2014, 2015 and 2016, 58%, 60% and 51%, respectively, of the revenue generated by Maritime Operations resulted from contracts with PEMEX.

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

Off-Balance Sheet Arrangements

As of December 31, 2016, we did not have any off-balance sheet arrangements. We report our assets and liabilities according to the current IFRS as issued by the IASB.

Contractual Obligations

The following table outlines our obligations for payments under our capital leases, debt obligations, operating leases and other financing arrangements for the periods indicated as of December 31, 2016:

Indebtedness (1)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in thousands of Pesos, unless noted otherwise)
Mexican Trust Certificates (2)	144,312	-	-	8,814,106	8,958,418
Parcel Tanker Vessels and Tugboat Financings (3)	377,703	49,180	49,180	24,448	500,511
Investors (4)	139,395	-	-	-	139,395
Land and Logistics Equipment Financing (5)	1,825	38,462	-	-	40,287
Refinancing Acquisition ADEMSA(6)	21,319	55,233	-	-	76,552
Working Capital (7)	7,105	11,646	5,625	-	24,376
Other Debt (8)	39,659	54,318	35,492	663	130,132
Total	$731,318	$208,839	$90,297	$8,839,217	$9,869,671

Grupo TMM, S.A.B. and Subsidiaries

Financial Lease Obligations (9)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Vessel, Transportation Equipment and Other Operating Leases	$41,483	$82,966	$85,355	$164,888	$374,692
Total	$41,483	$82,966	$85,355	$164,888	$374,692

Operating Lease Obligations (10)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Vessel, Transportation Equipment and Other Operating Leases	$112,115	$137,157	$154,709	$732,745	$1,136,726
Total	$112,115	$137,157	$154,709	$732,745	$1,136,726

(1)	These amounts include principal payments and accrued and unpaid interest as of December 31, 2016.
(2)
Debt allocated in one special purpose company in connection with financing of tanker vessels, offshore vessels and tugboats denominated in Mexican Pesos. The maturity of this line of credit is on August 2030, with a bullet principal payment, semiannual interest payments with a variable rate of 7.76% per annum as of December 31, 2016. The company contracted an interest rate CAP to protect against the possible fluctuation of the interest rate.

(3)
Debt allocated in two companies: The first is in connection with the financing of two parcel tanker vessels, allocated in one special purpose company, denominated in US Dollars. These lines of credit mature in June 2017, with a balloon payment of $320,624, monthly principal and interest payments with a weighted average rate of 6.96% per annum; the Company has initiated a formal process with the bank to extend the maturity for one more year to June 2018. The second financing is in connection with the acquisition of one tugboat, denominated in Euros; this line of credit matures in November 2022, with semiannual principal and interest payments with a fixed rate of 7.0% per annum.

(4)
Debt in connection with the cancellation of the Securitization Facility, denominated in US Dollars. The maturity of these lines of credit was on January 2017, semiannual interest payments and fixed rate of 11.25% per annum. The Company granted a reschedule of the balance extending the maturity to July 2017.

(5)
Debt in connection with the land & logistics equipment financing, denominated in Mexican Pesos. Line of credit denominated in Pesos, maturing in December 2019, with monthly interest and principal payments at a fixed rate of 12.0% per annum.

(6)
Debt in connection with ADEMSA acquisition refinancing, denominated in US Dollars. The Company refinanced the payment schedule and extend the maturity of this line of credit to December 2019, with quarterly principal and interest payments, with a variable rate of 6.35% per annum as of December 31, 2016.

(7)
Debt for working capital and to strength agricultural activities of ADEMSA. Various lines of credit denominated in Mexican Pesos, with different maturities between October 2017 and August 2021, monthly interest and principal payments with a weighted average rate of 8.80% per annum as of December 31, 2016.

(8)
Debt allocated in different companies for working capital and letter of credit issuances. Various lines of credit denominated in Mexican Pesos, with maturities between September 2018 and March 2022, with monthly principal and interest payments, variable rate; the weighted average rate was 9.28% per annum as of December 31, 2016.

(9)	Financial lease agreement for purchasing AHTS vessel, denominated in US Dollars, maturing in November 2026, with monthly interest and principal payments and fixed rate of 15.92%.
(10)	These amounts include the minimum lease payments.

Grupo TMM, S.A.B. and Subsidiaries

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

Our current Board of Directors was elected and ratified at the Company’s Annual General Ordinary Shareholders’ Meeting held on April 28, 2017. Our directors and alternate directors, their principal occupations and years of service (rounded to the nearest year) as a director or alternate director are as follows:

Name	Principal Occupation	Years as a Director or Alternate Director	Age
Directors
José F. Serrano Segovia	Chairman of the Board of Grupo TMM	45	76
Ignacio Rodríguez Rocha	Attorney and First Vice-chairman of Grupo TMM	26	81
Maria Josefa Cuevas de Serrano	Private Investor	11	71
Francisco Javier García-Sabaté Palazuelos	Private Investor	2	65
Carlos Viveros Figueroa	Private Investor	3	76
Miguel Alemán Velasco	Private Investor	8	85
Miguel Alemán Magnani	Private Investor	8	51

Alternate Directors
Vanessa Serrano Cuevas	President Deputy Director	1	42

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

Grupo TMM, S.A.B. and Subsidiaries

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

Grupo TMM, S.A.B. and Subsidiaries

Executive Officers

Our officers serve at the discretion of our Board of Directors. Our executive officers, their position and years of service with us and as an executive officer are as follows:

Name	Position	Years of Service	Executive Officer
Corporate Directors
José F. Serrano Segovia	Chairman of the Board and Chief Executive Officer	45	25
Jacinto David Marina Cortés	Deputy Chief Executive Officer	26	26
Carlos Pedro Aguilar Méndez	Deputy Chief Executive Officer and Chief Financial Officer and Administrative Director	27	10
Silvia Millán Hernández	Corporate Human Resources Director	30	2
Elvira Ruiz Carreño	Corporate Audit Director	21	14
Marco Augusto Martínez Avila	Corporate Legal Director	9	4
Business Unit Directors
Luis Manuel Ocejo Rodríguez	Director, Maritime Transportation	34	10
Gustavo Adolfo Madero Nieto	Director, Ports and Terminals	1	1

José F. Serrano Segovia, who is chairman of the Board of Directors, is married to Maria Josefa Cuevas de Serrano, a member of the Board of Directors. Vanessa Serrano Cuevas, who is an alternate director of the Board of Directors, is the daughter of José F. Serrano Segovia and Maria Josefa Cuevas de Serrano.

Compensation

For the year ended December 31, 2016, the aggregate total compensation paid to our directors, alternate directors and executive officers for services in all capacities was approximately $38.4 million. See Item 7. “Major Shareholders and Related Party Transactions.”

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

Grupo TMM, S.A.B. and Subsidiaries

Audit responsibilities:

▪	overseeing the accounting and financial reporting processes of the Company;

▪	discussing the financial statements of the Company with all parties responsible for preparing and reviewing such statements, and advising the Board of Directors on their approval thereof;

▪	overseeing compliance with legal and regulatory requirements and overseeing audits of the financial statements of the Company;

▪	evaluating the performance of the Company’s external auditor and its independent status;

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

▪	preparing the Board of Directors’ opinion on the Chairman’s annual report and submitting it at the Shareholders’ Meeting for its approval; and

▪	overseeing compliance by the Company’s chief executive officer with decisions made at a Shareholders’ Meeting or a Board of Directors meeting.

Corporate Practices responsibilities:

▪	requesting an opinion from independent experts as the Committee might see fit, in accordance with applicable regulations;

▪	calling Shareholders’ Meetings and reviewing the agenda;

▪	supporting the Board of Directors in preparing its reports in accordance with the Bylaws of the Company and applicable regulations;

▪	suggesting procedures for hiring the Company’s chief executive officer, chief financial officer and senior executive officers;

▪	reviewing human resources policies, including senior executive officers’ performance evaluation policies, promotions and structural changes to the Company;

▪	assisting the Board of Directors in evaluating senior executive officers’ performance;

Grupo TMM, S.A.B. and Subsidiaries

▪
evaluating executive officer’s compensation. The Company is not required under Mexican law to obtain shareholder approval for equity compensation plans; the Board of Directors is required to approve the Company’s policies on such compensation plans;

▪	reviewing related party transactions; and

▪	performing any activity set forth in the Mexican Securities Law.

Code of Ethics

The Company has adopted a Code of Ethics, which applies to its principal executive officer, principal financial officer, and other members of our senior management. We last updated the Code of Ethics in March 2017. The Code of Ethics may be viewed on the Company website at www.grupotmm.com under the caption “Investors — Corporate Governance.” An English version of this document is available upon written request sent to Grupo TMM, S.A.B., Avenida de la Cúspide, No. 4755, Colonia Parques del Pedregal, 14010 México City, México, Attn: Human Resources.

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

Employees

As of March 31, 2017, we had 1,443 employees, approximately 20% of whom were unionized. As of December 31, 2016, we had 1,499 employees, approximately 25% of whom were unionized. The decrease in the number of our employees in the first quarter of 2017 is largely due to decreases in our Tampico terminal operations.

 As of December 31, 2015, we had 1,852 employees, approximately 16% of whom were unionized. The decrease in the number of our employees in 2016 is largely due to decreases in our offshore vessels business. As of December 31, 2014, we had 1,891 employees, approximately 17% of whom were unionized. The decrease in the number of our employees in 2015 is largely due to decreases in our product tankers business. In accordance with customary practice in Mexico, we negotiate union contracts annually with regard to wages and every two years with regard to other matters, including benefits. We have not experienced a strike since 1987 and believe that relations with our employees are good.

Share Ownership

As of April 28, 2017, the Serrano Segovia family held 41,958,875 Shares directly, and the CPO Trustee maintained 21,885,395 Shares of our capital stock in the form of ADSs, including 3,512,500 Shares that are beneficially owned by the Serrano Segovia family. Accordingly, as of such date, the Serrano Segovia family controlled the voting power of our capital stock. The voting power controlled by the Serrano Segovia family varies from time to time, depending upon the number of Shares held by the Serrano Segovia family and by the CPO Trust and others. As of April 28, 2017, other than as set forth below in the section entitled “Major Shareholders,” each of our other directors, alternate directors or executive officers owns less than one percent of our Shares on an individual basis.

Grupo TMM, S.A.B. and Subsidiaries

Shares were contributed to the CPO Trust established with a 30-year term by Nacional Financiera, S.N.C. (the “CPO Trustee”) on November 24, 1989. The CPO Trustee authorized the issuance of non-redeemable ordinary participation certificates (certificados de participación ordinarios no amortizables) (“CPOs”) that correspond to our Shares. One CPO may be issued for each Share contributed to the CPO Trust. CPOs constitutes separate negotiable instruments different and apart from the Shares, and afford to their holders only economic rights with respect to the Shares held in the CPO Trust. Such voting rights are exercisable only by the CPO Trustee, which is required by the terms of the CPO Trust to vote such Shares in the same manner as holders of a majority of the outstanding Shares not held in the CPO Trust and voted at the relevant meeting. Mexican and non-Mexican investors may hold CPOs without restrictions of any kind. The acquisition of Shares representing 5% or more of the capital stock of Grupo TMM by any person or group of persons (other than the Serrano Segovia family and the CPO Trustee), in one or a series of simultaneous or successive transactions requires the prior approval of the Board of Directors. As of April 28, 2017, the CPO Trustee held CPOs representing an aggregate of 21,885,395 Shares in the form of ADSs.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table indicates, as of April 28, 2017, unless otherwise indicated, the shareholders that beneficially own 5% or more of our outstanding Shares (the “Major Shareholders”). The percentage of our outstanding Shares owned by each Major Shareholder shown below is based on the 102,182,841 Shares outstanding as of April 28, 2017. For purposes hereof, each Major Shareholder with shared voting or investment authority with respect to certain securities is deemed to beneficially own all such securities.

Shareholder	Number of Shares	Percentage of Shares Outstanding
José F. Serrano Segovia (a)	37,374,491	36.6%

a)
Based upon information made known to the Company and reports of beneficial ownership filed with the SEC, the Serrano Segovia Family beneficially owns 41,958,875 Shares, including 29,046,176 Shares held by VEX, a Mexican corporation in which José F. Serrano Segovia holds 100% of the voting stock, and 561,350 Shares beneficially owned by Promotora Servia, S.A. de C.V. (“Promotora”), a Mexican corporation controlled by José F. Serrano Segovia. Of the 561,350 Shares beneficially owned by Promotora, 560,850 Shares are owned directly by its subsidiary, Servicios Directivos Servia, S.A. de C.V. (“Servicios”), a Mexican corporation.

Change in Percentage Ownership

No Major Shareholder has disclosed a significant change in its percentage ownership of Shares during the three years ended December 31, 2016, 2015 and 2014.

Voting Rights and Control

As of April 28, 2017, 21,885,395 Shares were held in the form of ADSs, which have limited voting rights. The Shares held in the form of ADSs are held directly by the CPO Trust. The voting rights for those Shares are exercisable only by the trustee of the CPO Trust, which is required by the terms of the trust agreement to vote such Shares at any shareholders’ meeting in the same manner as the majority of the Shares that are not held in the CPO Trust are voted. Of the 80,297,446 Shares held outside of the CPO Trust as of April 28, 2017, the Serrano Segovia family beneficially owns 38,446,375, or 47.9% of such Shares. As a result, the Serrano Segovia family could direct and control the policies of the Company and its subsidiaries, including mergers, sales of assets and similar transactions. See Item 9. “The Offer and Listing.” Except for the limited voting rights applicable to their ADSs, none of the Major Shareholders have voting rights that differ from those applicable to other holders of Shares.

Other than the Serrano Segovia family, which may be deemed to control us, to our knowledge we are not directly or indirectly owned or controlled by any other corporation, by any foreign government or by any other natural or legal person, severally or jointly. We are not aware of any arrangement which may at a later date result in a change of control of the Company.

Grupo TMM, S.A.B. and Subsidiaries

Related Party Transactions

On February 24, 2016, the Company entered into a venture with TransCanada and Sierra Oil & Gas to jointly develop a refined products storage, transportation, and distribution infrastructure to serve the growing demand for refined products such as gasoline, diesel and jet fuel from Tuxpan, Veracruz to the central region of Mexico.

In accordance with such venture, Sierra Oil & Gas initially contributed $4.6 million to the capital stock of Optimus, equivalent to the value of the first portion of land contributed by Grupo TMM, with the parties agreeing to joint control of Optimus. In addition, Grupo TMM contributed to Optimus another portion of land at a value of US$6.16 million (approximately $127.3 million), with Sierra Oil & Gas to contribute an additional US$6.16 million, for a total additional contribution of US$12.333 million (approximately $254.8 million), all of which is to be contributed by Sierra Oil & Gas within the three-year period following May 26, 2016.  (see Notes 12, 13 and 22 to our Audited Consolidated Financial Statements).

ITEM 8.	FINANCIAL INFORMATION

See Item 18 — “Financial Statements.”

Legal Proceedings

Mutual Claims Between PRM and Grupo TMM

Grupo TMM was a claimant in two arbitrations with PRM, a Singapore company. The arbitrations were conducted under the Singapore International Arbitration Centre Rules and related to alleged breaches by PRM of two agreements for the sale of two vessels. Grupo TMM sought recovery of the deposits it had paid for the two vessels in the sum of US$5.2 million (approximately $107.5 million) and damages for breaches of the agreements. PRM alleged that Grupo TMM was in breach of the agreements and sought a declaration that it was entitled to the deposits and damages for breach. On November 28, 2011, the arbitral tribunal resolved the claims in favor of PRM and ordered Grupo TMM to instruct Platou, the broker holding the deposits, to release the same to PRM.

On January 16, 2012, Grupo TMM filed suit in Mexico challenging the validity of the award under the New York Convention for the Recognition and Enforcement of Foreign Arbitral Awards. After allowing the suit to proceed, the judge issued an order directing Platou not to release the deposit until PRM appears before the court in Mexico and requests enforcement of the arbitral award. In addition, on February 28, 2012, Grupo TMM filed a petition to set aside the award in Singapore on the grounds that the arbitrator failed to properly consider all the arguments and documents presented. As of December 31, 2013, the Company had reserved the amount of the deposit and also created an additional allowance of US$1.5 million (approximately $31.0 million) for potential legal fees associated with this case.  Both items are reported in other expenses – net for the year ended December 31, 2013.

During 2014 the Singapore International Arbitration Centre resolved the claims in favor of PRM and ordered Grupo TMM to release the deposits it had paid for the two vessels in the sum of US$5.2 million (approximately $107.5 million) to PRM. On February 15, 2016, a settlement agreement was signed between the parties pursuant to which Grupo TMM agreed to pay the sum of US$400,000 to PRM in 2016, which was fully paid in December 2016.

Refined Product Services (“RPS”) Claim

On August 7, 2007, Transportación Marítima Mexicana, S.A. de C.V. (“TMM”) filed a claim for arbitration against RPS for the amount of US$50,000 (approximately $1,033,200) for various expenses incurred by TMM due to the delay of the delivery of the tanker vessel Palenque.

On October 19, 2007, RPS filed a countersuit for US$3.0 million (approximately $62.0 million), alleging that TMM failed to maintain the tanker vessel Palenque, and also filed a claim for consequential damages for losing a contract while the vessel was being repaired. Although it is impossible to predict the outcome of any legal proceeding, we believe this claim to be without merit and intend to defend this proceeding vigorously.

Grupo TMM, S.A.B. and Subsidiaries

Mutual Claims Between Worldwide Services, Ltd. (“WWS”) and TMM

In December 2007, TMM and WWS filed claims against each other relating to the charter by us of the vessel Veracruz. TMM’s US$393,731 (approximately $8.1 million) claim related to the fuel costs and low performance of the vessel Veracruz, and WWS’ US$938,000 (approximately $19.4 million) counter claim alleged that the same vessel overperformed and that consequently, TMM owes WWS under the terms of the charter contract.

As part of the defense, TMM filed an application to dismiss the case, arguing that the Tribunal has no jurisdiction since arbitration proceedings were initiated under the name of the wrong claimant. In January 2017, the Tribunal issued a partial award denying our application to dismiss the case. We expect a final award will be issued in the coming months.

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

ADEMSA has been negotiating a financial restructuring to permit the long-term financing of the debts or claims involved. As a result, the Company presents an allowance as of December 31, 2016 and 2015 for $2.5 and $65.7 million, respectively, relating to the obligations of ADEMSA in the event the agreements being negotiated with the financial institutions cannot be implemented or if the debts cannot be settled in full during the term and under the conditions of the financing restructuring being negotiated.

Elimination of the Fiscal Consolidation Regime

On February 13, 2014, we filed an indirect writ of relief (amparo) challenging the constitutionality of various provisions related to the elimination of the fiscal consolidation regime, which was among the Mexican tax reforms that went into effect on January 1, 2014.  See Item 4. “Information on the Company – Regulatory Framework – Mexican Tax Reforms” and Note 31(e) to our Audited Consolidated Financial Statements contained elsewhere herein. In our writ, we have offered various arguments that we believe demonstrate that various aspects of the tax reform violate the constitutional guarantees of proportionality, legality, and legal certainty, and also various human rights recognized by the Mexican Constitution and in international treaties to which Mexico is party. On February 16, 2016, the court issued a ruling rejecting our constitutional challenge. We appealed this ruling on March 17, 2016 and a decision on our appeal remains pending.

Given the diversity of procedures in the tax laws to determine the effects of deconsolidation required by these reforms, the various criteria to be used, and the possible results of the acts contested in our writ of relief, our Financial Statements do not include any disclosure regarding deconsolidation as there is no certainty as to the application of a specific procedure.

Other Legal Proceedings

We are a party to various other legal proceedings and administrative actions, all of which are of an ordinary or routine nature and incidental to our operations. Although it is impossible to predict the outcome of any legal proceeding, in the opinion of our management, such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on our financial condition, results of operations or liquidity. For information regarding our pending tax assessment, see Note 31(f) to the accompanying Audited Consolidated Financial Statements contained elsewhere herein.

Grupo TMM, S.A.B. and Subsidiaries

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

Dividends

At shareholders’ meetings, shareholders have the ability, at their discretion, to approve dividends from time to time. No dividend has been declared since 1997.

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

Our Shares continue to trade in Mexico on the Mexican Stock Exchange. In the United States, our ADSs, each representing five CPOs, trade on the OTC market under the ticker symbol GTMAY following their delisting from the NYSE on June 12, 2012.  Our ADSs continue to be registered under the U.S. Securities Exchange Act of 1934 and are issued and exchanged in New York by The Bank of New York Mellon, which replaced Citibank, N.A. as depositary on December 18, 2009. As of April 28, 2017, of the 102,182,841 outstanding Shares, 21,885,395 were held in the form of ADSs.

Grupo TMM, S.A.B. and Subsidiaries

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

Mexican Stock Exchange
Price per Share
(Pesos)

	Shares
Previous five years:	High	Low
2012	5.70	2.07
2013	2.93	1.80
2014	7.85	2.30
2015	5.10	3.30
2016	11.00	3.70

Mexican Stock Exchange
Price per Share
(Pesos)

	Shares
Previous two years (by quarter):	High	Low
2015:
First Quarter	4.99	3.30
Second Quarter	4.04	3.45
Third Quarter	5.10	3.61
Fourth Quarter	4.90	4.00
2016:
First Quarter	5.00	3.99
Second Quarter	4.33	3.90
Third Quarter	11.00	3.70
Fourth Quarter	8.20	6.00
2017:
First Quarter	6.78	5.42

Grupo TMM, S.A.B. and Subsidiaries

Mexican Stock Exchange
Price per Share
(Pesos)

	Shares
Previous six months:	High	Low
November 30, 2016	7.49	6.00
December 31, 2016	7.15	6.08
January 31, 2017	6.78	5.50
February 28, 2017	5.90	5.42
March 31, 2017	5.99	5.50
April 30, 2017	5.90	5.38

Source: InfoSel Financiero

New York Stock Exchange / OTC Market
Price per ADS
(Dollars)

	ADS(*)
Previous five years:	High	Low
2012	2.20	0.70
2013	1.10	0.71
2014	2.91	0.82
2015	1.58	1.01
2016	2.75	0.96

(*)	Effective June 15, 2012, the ADSs were delisted from the NYSE. The ADSs began trading on the OTC market on June 18, 2012.

OTC Market
Price per ADS
(Dollars)

	ADS
Previous two years (by quarter):	High	Low
2015:
First Quarter	1.58	1.12
Second Quarter	1.30	1.05
Third Quarter	1.50	1.15
Fourth Quarter	1.40	1.01
2016:
First Quarter	1.21	1.00
Second Quarter	1.15	1.01
Third Quarter	2.75	0.96
Fourth Quarter	2.01	1.42
2017:
First Quarter	1.57	1.19

Grupo TMM, S.A.B. and Subsidiaries

OTC Market
Price per ADS
(Dollars)

	ADS
Previous six months:	High	Low
November 30, 2016	1.88	1.42
December 31, 2016	1.65	1.42
January 31, 2017	1.57	1.34
February 28, 2017	1.40	1.23
March 31, 2017	1.34	1.19
April 30, 2017	1.60	1.21

Source: InfoSel Financiero.

Share Repurchase Program

On December 14, 2007, the Company announced that its Board of Directors had given its approval to constitute a reserve fund to repurchase Shares during their meeting held in November of that year. The Share repurchase program was also approved by the Company’s shareholders at a shareholders’ meeting. The program was approved for an amount of up to US$10 million (approximately $206.6 million).

The Company has repurchased 1,577,700 Shares under the program since its approval in 2007. As of April 28, 2017, of the 102,182,841 outstanding Shares, 21,885,395 were held in the form of ADSs.

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

Grupo TMM, S.A.B. and Subsidiaries

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

Grupo TMM, S.A.B. and Subsidiaries

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

Grupo TMM, S.A.B. and Subsidiaries

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

Grupo TMM, S.A.B. and Subsidiaries

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

Grupo TMM, S.A.B. and Subsidiaries

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

Grupo TMM, S.A.B. and Subsidiaries

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

Grupo TMM, S.A.B. and Subsidiaries

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

Grupo TMM, S.A.B. and Subsidiaries

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

Grupo TMM, S.A.B. and Subsidiaries

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

Grupo TMM, S.A.B. and Subsidiaries

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

Grupo TMM, S.A.B. and Subsidiaries

In addition, under current law, certain U.S. Investors that are individuals, estates or trusts are required to pay an additional 3.8% tax on various types of investment income. Such U.S. Investors should consult their tax advisors regarding the effect, if any, of the applicability of this tax with respect to an investment in our ADSs. The U.S. House of Representatives has passed legislation – the American Health Care Act of 2017 – that would eliminate this tax; it is currently unclear whether this legislation will be enacted.

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

We believe that we were not a PFIC for United States federal income tax purposes for the 2016 taxable year and we do not anticipate being a PFIC for the 2017 taxable year. However, because PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time (including certain equity investments of less than 25 percent) and because the characterization of certain income and assets is uncertain under the PFIC rules, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. holder held ADSs, certain adverse consequences could apply to such U.S. holder.

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

If we were regarded as a PFIC, a U.S. Holder would be required to file an annual information return on IRS Form 8621 relating to the holder's ownership of the shares or ADSs. A failure to file this return will suspend the statute of limitations with respect to any tax return, event, or period to which such report relates (potentially including with respect to items that do not relate to a U.S. Holder’s investment in the ADSs). This requirement would be in addition to other reporting requirements applicable to ownership in a PFIC.

Grupo TMM, S.A.B. and Subsidiaries

Information Reporting and Backup Withholding — Dividends on, and proceeds from the sale or other disposition of, ADSs paid to a U.S. holder generally may be subject to the information reporting and backup withholding rules under the Code unless such U.S. holder (i) is a corporation or comes within certain exempt categories, and demonstrates this fact when so required, or (ii) provides a correct taxpayer identification number, certifies that it is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules – such as by providing an IRS Form W-9. Any amount withheld under these rules generally will be allowed as a credit against the U.S. holder’s United States federal income tax liability, provided certain information is timely provided to the IRS.

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

Although non-U.S. holders generally are exempt from backup withholding, a non-U.S. holder may be required to comply with U.S. backup withholding and FATCA with certification and identification procedures in order to establish such exemption – such as by providing the applicable IRS Form W-8.

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

The following information includes “forward-looking statements” that involve risk and uncertainties. Actual results could differ from those presented. All information below is presented under IFRS as of December 31, 2016, in pesos.

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

Grupo TMM, S.A.B. and Subsidiaries

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

The Company’s income from operations may therefore be materially affected by variances in the exchange rate between the U.S. dollar and the Mexican Peso. The Company has sought to minimize its exposure to foreign currency risk by holding its debt primarily in Mexican Pesos.  Mexican Pesos historically have been subject to greater risk of devaluation and have tended to depreciate against the U.S. dollar. Currently, approximately 91% of the Company’s indebtedness is denominated in Mexican Pesos, most of which is long-term debt incurred in connection with the Company’s Trust Certificates Program. Certificates issued under the Trust Certificates Program have a 20-year term and do not require the Company to make any principal payments prior to maturity.

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

At December 31, 2016 and 2015, the Company had monetary assets and liabilities denominated in currencies other than the Mexican peso as follows:

	December 31,
	(in thousands of Pesos)
	2016	2015
Assets	$1,219,322	$1,445,145
Liabilities	(1,328,109)	(1,225,261)
	$(108,787)	$219,884

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

Grupo TMM, S.A.B. and Subsidiaries
	Breakdown of Fixed and Variable Rates of Financial Obligations(1)
	Expected Maturity
Liabilities	2017	2018	2019	2020	Thereafter	Total	Fair Value
	(in millions of pesos)
Long-Term Debt
Fixed Rate	$443.9	$53.3	$59.3	$40.4	$199.4	$796.3	$796.3
Average Interest Rate	10.19%	12.38%	12.71%	13.18%	13.72%	10.19%		**
Variable Rate	$139.2	$63.6	$56.4	$23.6	$10,487.8	$10,770.6	$10,770.6
Average Interest Rate	7.75%	7.77%	7.77%	7.77%	7.76%	7.75%		**

(1)	Information as of December 31, 2016.
**	Not applicable

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

On June 30, 2016, the Company entered into a one-year interest cap transaction (November 2016 to November 2017) with Credit Suisse in an amount of Ps. 10.469 billion to hedge against fluctuations in the TIIE rates in Mexico. This contract was entered into in connection with the fourth issuance of the Trust Certificates Program.

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

Derivative Instruments

As of December 31, 2016, the only derivative instruments held by the Company are the interest rate caps used for hedging purposes in the fourth issuance of certificates under our Trust Certificates Program.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

American Depositary Shares

Grupo TMM, S.A.B. and Subsidiaries

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

Fees payable by the depositary

The depositary has agreed to reimburse us for expenses we incur in connection with the establishment of the ADS facility, including legal fees, fees due to the previous depositary, investor relations expenses and other facility-related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. The depositary has also agreed to pay its standard out-of-pocket administrative, maintenance and shareholder services expenses for the ADSs. Such expenses include the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationary, postage, facsimile and telephone calls, and certain investor relationship programs or special investor relations promotional services. We did not receive any reimbursements from the depositary during the years ended December 31, 2014, 2015 and 2016, respectively.

Grupo TMM, S.A.B. and Subsidiaries

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See Item 4. “Information on the Company — Organizational Structure — Reclassification of Series A and Series L Shares.”

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclose Controls and Procedures.

The Company has evaluated, under the supervision and with the participation of management, including the Company’s Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2016. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer each concluded that, as of the end of the 2016 fiscal year, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in its reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported as and when required by the Securities and Exchange Commission’s applicable rules and forms, and is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedure may deteriorate. The Company, with the participation of its Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016. In making its assessment of internal control over financial reporting, management used the criteria in the 2013 Internal Control — Integrated Framework set forth by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission.

As a result of this assessment, the Company’s management has determined that the Company’s internal control over financial reporting was effective as of December 31, 2016.

Grupo TMM, S.A.B. and Subsidiaries

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

The Board of Directors of Grupo TMM maintains an Audit and Corporate Practices Committee which is comprised of three independent directors, each of whom has significant experience in analyzing and evaluating financial reports and an understanding of internal controls and procedures for financial reporting. On April 28, 2017, the General Assembly of Shareholders appointed as independent director Mr. Francisco Javier García-Sabaté Palazuelos, who is considered a financial expert in accordance with the standards described in Section 407 of the Sarbanes Oxley Act of 2002.

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

We last updated our Code of Ethics in March 2017. We have not granted any waivers to any provision of our Code of Ethics to any officer, employee or member of the Audit or Corporate Practices Committee during the Company’s fiscal year ended December 31, 2016.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table reflects our principal accounting fees and services for the years 2016 and 2015:

GRUPO TMM, S. A. B.
Summary of Auditors’ Payments
(In thousands of Pesos)

	As of December 31,
	2016	2015
Audit Fees(a)	$13,612.4	$13,252.3
Total(b)	$13,612.4	$13,252.3

(a)	Audit Fees—Fees relate to the review of our Annual Financial Statements and Annual Report filed with the SEC and review of other SEC filings.
(b)	Total does not include Mexican tax (“Impuesto al Valor Agregado” or “IVA”).

The Company’s Audit Committee pre-approves all fees for the services provided by the independent auditors, including the fees for 2015 and 2016 in accordance with the Company’s policies and procedures.

Grupo TMM, S.A.B. and Subsidiaries

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

Consolidated Financial Statements and Report of the Independent Registered Public Accounting Firm

Grupo TMM, S.A.B. and Subsidiaries

December 31, 2016, 2015 and 2014

Contents

		Page

Report of the independent registered public accounting firm		1 -2

Consolidated statements of financial position		3

Consolidated statements of profit or loss		4

Consolidated statements of comprehensive income		5

Consolidated statements of changes in stockholders' equity		6

Consolidated statements of cash flow		7

Notes to the consolidated financial statements

1	General information	8

2	Changes in accounting policies	10

3	Summary of significant accounting policies	11

4	Going concern	23

5	Cash and cash equivalents	24

6	Trade receivables	25

7	Other accounts receivable	26

8	Materials and supplies	26

9	Prepayments	26

10	Leases	26

11	Concession rights	27

12	Property, vessels and equipment	28

13	Other non-current assets	30

14	Intangible assets	31

15	Impairment of long-lived assets	31

16	Financial assets and liabilities	33

17	Mandatorily convertible debentures into shares	38

18	Balances and transactions with related parties	39

19	Accounts payable and accrued expenses	40

20	Disposal of assets and groups classified as held for sale and discontinued operations	40

21	Stockholders’ equity	41

22	Other income (expenses)	43

23	Interest expense and other financial costs	43

24	Income tax and tax loss carryforwards	43

25	Segment reporting	45

26	Employee benefits	47

27	Loss per share	50

28	Fair value measurement	50

29	Financial instruments risk	52

30	Capital management policies and procedures	56

31	Commitments and contingencies	57

32	Events subsequent to the reporting date	59

33	Authorization of the consolidated financial statements	59

Report of the Independent Registered Public Accounting Firm

Board of Directors and Stockholders of

Grupo TMM, S.A.B.:

We have audited the accompanying consolidated statements of financial position for GRUPO TMM, S.A.B. and subsidiaries (“Grupo TMM” or the “Company”), as of December 31, 2016 and 2015, and the related consolidated statements of profit or loss, comprehensive income, changes in stockholders’ equity, and cash flows for each of the three years ended December 31, 2016, 2015 and 2014. These consolidated financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred above present fairly, in all material respects, the financial position of Grupo TMM, S.A.B. and Subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years ended December 31, 2016, 2015 and 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and Subsidiaries	2

The accompanying consolidated financial statements have been prepared under the assumption the Company will continue as a going concern. As discussed in Note 4 to the consolidated financial statements, the Company has incurred recurring losses, principally as a result of its comprehensive financing cost. These conditions, along with other matters as set forth in Note 4, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans on this regard are also described in Note 4. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ SALLES, SAINZ – GRANT THORNTON, S.C.

Mexico City
May 26, 2017

Grupo TMM, S.A.B. and Subsidiaries	3

Consolidated statements of financial position

As at December 31, 2016 and 2015

(Amounts in thousands of pesos)

	2016	2015
Assets
Current
Cash and cash equivalents (Note 5)	$902,704	$1,045,359
Trade receivables, net (Note 6)	796,369	1,048,426
Other accounts receivable (Note 7)	241,578	191,635
Related parties (Note 18)	59,098	-
Materials and supplies (Note 8)	106,300	102,455
Prepayments (Note 9)	15,280	21,542
Assets classified as held for sale (Note 20)	-	194,200
Total current assets	2,121,329	2,603,617
Non-current
Property, vessels and equipment, net (Note 12)	9,564,872	9,553,079
Concession rights, net (Note 11)	17,029	20,814
Other non-current assets (Note 13)	86,429	102,460
Intangible assets (Note 14)	133,642	136,138
Total non-current assets	9,801,972	9,812,491
Total assets	$11,923,301	$12,416,108
Liabilities
Short-term
Short-term portion of the financial debt (Note 16)	$740,370	$684,748
Trade payables	189,576	279,044
Accounts payable and accrued expenses (Note 19)	405,505	458,201
Related parties (Note 18)	51,515	28,291
Liabilities related to assets classified as held for sale (Note 20)	-	107,702
Total short-term liabilities	1,386,966	1,557,986
Long-term
Long-term portion of the financial debt (Note 16)	9,330,087	9,995,502
Employee benefits (Note 26)	164,207	211,242
Deferred income tax (Note 24)	78,051	219,572
Total long-term liabilities	9,572,345	10,426,316
Total liabilities	10,959,311	11,984,302
Stockholders' equity (Note 21):
Share capital, 103,760,541 shares authorized and issued	2,216,733	2,216,733
Treasury shares (1,577,700 shares)	(46,805)	(46,805)
Mandatory convertible debentures into shares	724,100	-
Other components of equity	2,263,108	2,099,516
Accumulated losses	(4,259,984)	(3,902,996)
Grupo TMM, S.A.B. Stockholders	897,152	366,448
Non-controlling interest (Note 3.1)	66,838	65,358
Total stockholders' equity	963,990	431,806
Total liabilities and stockholders' equity	$11,923,301	$12,416,108

Grupo TMM, S.A.B. and Subsidiaries	4

Consolidated statements of profit or loss

For the years ended December 31, 2016, 2015 and 2014

(Amounts in thousands of pesos, except number of shares)

	2016	2015	2014
Revenue from transportation	$2,647,484	$3,261,945	$2,937,274
Costs and expenses:
Salaries, wages and employee benefits	639,913	697,317	678,191
Leases	621,990	735,328	692,640
Contracted services	550,287	595,243	391,956
Fuel, materials and supplies	218,960	237,066	207,839
Depreciation, amortization and loss from revaluation	555,244	672,643	858,292
Other costs and expenses	23,232	50,151	37,749
	2,609,626	2,987,748	2,866,667
Transportation profit	37,858	274,197	70,607
Other income, net (Note 22)	52,870	186,985	367,031
Operating income	90,728	461,182	437,638
Comprehensive financing cost:
Interest income	24,719	21,380	23,646
Interest expense and other financial costs (Note 23)	(869,267)	(800,232)	(855,508)
Exchange (loss) gain, net	(21,359)	15,740	(66,113)
	(865,907)	(763,112)	(897,975)
Loss before taxes	(775,179)	(301,930)	(460,337)
Taxes on income (Note 24)	268,615	(698,475)	(4,682)
Loss before discontinued operations	(506,564)	(1,000,405)	(465,019)
Loss on discontinued operations (Note 20)	-	(18,465)	(49,462)
Net loss for the year	$(506,564)	$(1,018,870)	$(514,481)
Attributable to:
Non-controlling interest	1,480	(2,250)	2,421
Grupo TMM, S.A.B. Stockholders	(508,044)	(1,016,620)	(516,902)
	$(506,564)	$(1,018,870)	$(514,481)
Loss per share for the year from continuing operations	$(4.957)	$(9.790)	$(4.551)
Loss per share for the year from discontinued operations	-	(0.181)	(0.484)
Total loss per share for the year	$(4.957)	$(9.971)	$(5.035)
Weighted average number of shares for the year	102,182,841	102,182,841	102,182,841

Grupo TMM, S.A.B. and Subsidiaries	5

Consolidated statements of comprehensive income

For the years ended December 31, 2016, 2015 and 2014

(Amounts in thousands of pesos)

	2016	2015	2014
Net loss for the year	$(506,564)	$(1,018,870)	$(514,481)
Other comprehensive income:
Items that will not be subsequently reclassified to profit or loss
(Deacrease) increase of non-controlling interest	-	(673)	1,259
Actuarial gains	24,863	4,887	4,124
Revaluation surplus (Note 28)	424,634	1,157,690	1,352,710
Income tax on other comprehensive income	(134,849)	(348,773)	(407,050)
Total of other comprehensive income for the year	314,648	813,131	951,043
Comprehensive (loss) income for the year	$(191,916)	$(205,739)	$436,562
Attributable to:
Non-controlling interest	1,480	(2,923)	3,680
Grupo TMM, S.A.B. Stockholders	(193,396)	(202,816)	432,882
	$(191,916)	$(205,739)	$436,562

Grupo TMM, S.A.B. and Subsidiaries	6

Consolidated statements of changes in stockholders' equity

For the years ended December 31, 2016, 2015 and 2014

(Amounts in thousands of pesos, except number of shares)

	Number of outstanding common shares	Share capital	Treasury shares	Mandatory convertible debentures into shares	Accumulated losses	Other components of equity (Note 21)	Subtotal	Non controlling interest	Total stockholders' equity
Balances as at December 31, 2013	102,182,841	$2,216,733	$(46,805)	$-	$(2,861,194)	$827,648	$136,382	$64,601	$200,983
Net loss for the year	-	-	-	-	(516,902)	-	(516,902)	2,421	(514,481)
Other comprehensive income	-	-	-	-	413,718	536,066	949,784	1,259	951,043
Comprehensive income for the year	-	-	-	-			432,882	3,680	436,562
Balances as at December 31, 2014	102,182,841	2,216,733	(46,805)	-	(2,964,378)	1,363,714	569,264	68,281	637,545
Net loss for the year	-	-	-	-	(1,016,620)	-	(1,016,620)	(2,250)	(1,018,870)
Other comprehensive income	-	-	-	-	78,002	735,802	813,804	(673)	813,131
Comprehensive loss for the year	-	-	-	-			(202,816)	(2,923)	(205,739)
Balances as at December 31, 2015	102,182,841	2,216,733	(46,805)	-	(3,902,996)	2,099,516	366,448	65,358	431,806
Net loss for the year	-	-	-	-	(508,044)	-	(508,044)	1,480	(506,564)
Other comprehensive income	-	-	-	-	151,056	163,592	314,648	-	314,648
Comprehensive loss for the year	-	-	-	-	-	-	(193,396)	1,480	(191,916)
Equity component of issuance of
mandatory convertible debentures into
shares	-	-	-	724,100	-	-	724,100	-	724,100
Balances as at December 31, 2016	102,182,841	$2,216,733	$(46,805)	$724,100	$(4,259,984)	$2,263,108	$897,152	$66,838	$963,990

Grupo TMM, S.A.B. and Subsidiaries	7

Consolidated statements of cash flow

For the years ended December 31, 2016, 2015 and 2014

(Amounts in thousands of pesos)

	2016	2015	2014
Cash flows from operating activities:
Loss before taxes	$(775,179)	$(301,930)	$(460,337)
Adjustments to reconcile the loss with cash used in
operating activities:
Depreciation, amortization and loss from revaluation	555,244	672,643	858,292
Other amortizations	76,020	76,196	81,778
(Profit) loss from the sale of property, vessels and equipment, net	(56,491)	26,131	(22,853)
Accrued interests	783,458	714,520	755,693
Exchange gain	69,826	46,273	58,200
Gain from the sale of subsidiaries	-	(171,505)	(342,088)
Changes in assets and liabilities:
Accounts receivable	267,891	(266,469)	(186,665)
Other accounts receivable and related parties	(54,580)	(62,174)	33,851
Materials and supplies	(3,845)	16,141	8,056
Prepayments	6,403	9,230	(18,723)
Other accounts payable and accrued expenses	(247,901)	(147,950)	20,957
Other non-current assets	36,971	(8,085)	(33,326)
Employee benefits	(47,035)	9,360	3,323
Total adjustments	1,385,961	914,311	1,216,495
Cash from operating activities	610,782	612,381	756,158
Cash from investment activities
Sale of property, vessels and equipment	87,720	64,677	79,095
Acquisition of property, vessels and equipment	(162,072)	(102,359)	(228,948)
Sale of subsidiaries	-	829,836	25,469
Cash (used in) from investment activities	(74,352)	792,154	(124,384)
Cash flow from financing activities
Debt and interest payments, net	(744,478)	(1,165,762)	(801,787)
Cash used in financing activities	(744,478)	(1,165,762)	(801,787)
Exchange effect on cash	65,393	63,540	16,664
(Decrease) increase in cash and cash equivalents	(142,655)	302,313	(153,349)
Cash and cash equivalents, beginning of year	1,045,359	743,046	896,395
Cash and cash equivalents, end of year	$902,704	$1,045,359	$743,046
Complementary information:
Interest paid	$737,548	$631,680	$779,429
Income tax and corporate flat tax paid	$3,433	$3,314	$4,682

Grupo TMM, S.A.B. and Subsidiaries	8

Notes to the consolidated financial statements

At December 31, 2016 and 2015

(Amounts in thousands of pesos, except number of shares and where otherwise indicated)

1	General information

Principal activity

Grupo TMM, S.A.B. (“Grupo TMM” or the “Company”) is a Mexican company whose principal activity is providing multimodal transport and logistics services to premium customers throughout Mexico. These activities are grouped together under the following service divisions:

•	Maritime: includes specialized offshore shipping services, clean oil, and chemical products shipping, tugboat services, and other activities related to the maritime transportation business.

•	Ports and terminals: includes shipping agency services, inland and seaport terminal services

•	Logistics: includes the operations of logistics solutions services and container and railcar maintenance and repair services.

•	Warehousing: includes bonded warehouse operations and management.

Grupo TMM’s head office is located at Avenida de la Cúspide N° 4755, Colonia Parques del Pedregal, Delegación Tlalpan, C.P. 14010, Mexico City. In addition, a significant portion of its maritime division activities is conducted at Calle 55 N° 2 Col. Electricistas C.P. 24120 Cd. del Carmen, Campeche.

Corporate events

On August 31, 2016, at the General Extraordinary Stockholders’ Meeting of Group TMM, the merger of Group TMM was approved as the acquired company with Transportacion Trasatlantica Mexicana, S.A. (TTM) as the acquiring company. Pursuant to the Merger, the total assets, shares, and rights, as well as liabilities, obligations, and responsibilities of any nature and, in general, the total equity of Grupo TMM would be transferred to the equity of TTM. In accordance with the General Corporate Law, this merger would go into effect once the three month period has elapsed, counted as of the registration of the merger agreements in the Public Register.

The purpose of that merger through TTM was to issue the mandatorily convertible debentures into shares described in Note 17. On the other hand, this operation would require that the shares of TTM be registered in the National Securities Registry, so that once the merger went into effect, the shares of TTM would start to be listed on the stock market, substituting the shares of Grupo TMM. It is important to note that based on various accounting analyses performed as at the date of these agreements, the recognition of the merger contemplated a significant increase in the assets and equity of TTM. However, pursuant to a subsequent prudential review and considering that other practices do not contemplate the recognition of that increase in assets and equity for this type of transactions, Management decided not to contemplate that accounting recognition.

Grupo TMM, S.A.B. and Subsidiaries	9

Subsequently, at the General Extraordinary Stockholders' Meeting of Grupo TMM held on April 3, 2017, the stockholders resolved to render the merger discussed above null and void, since it had not gone into effect in terms of the provisions of Article 223 of the General Corporate Law. That resolution was adopted considering that: i) there would be no effects on the accounting recognition of the merger; ii) the term for purposes of merger had not expired; and iii) the reporting obligations of Grupo TMM.

Finally, the mandatorily convertible debentures into shares were recognized by Grupo TMM through the incorporation of TMM as a subsidiary, in the terms described hereinbelow in this same Note.

Structure of Grupo TMM

At December 31, 2016 and 2015, Grupo TMM holds the percentage of equity interest in various subsidiaries, the most significant are the following:

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

Acquisitions and disposal of subsidiaries

2016

Acquisition of subsidiaries

On September 14, 2016, pursuant to a stock purchase agreement Grupo TMM acquired 100% of the shareholdings in TTM from VEX Asesores Corporativos, S.A.P.I. de C.V. (related party), and Mr. Jose Francisco serrano Segovia (shareholder). The total value of the consideration amounted to $10, which is similar to the value of the net assets acquired. That transaction was considered a business combination under common control; therefore, the accounting for a business combinations was not applied and, therefore, there was no goodwill or gain generated by this transaction.

As part of the terms of that agreement, the parties agreed that the sale would be subject to the ‘Condition Subsequent’, which set forth that the merger between Grupo TMM as the acquired company and TTM as the acquiring company, approved by their respective meetings described above dated August 31, 2016, would go into effect no later than April 14, 2017.

Grupo TMM, S.A.B. and Subsidiaries	10

Since the merger did not go into effect as described above, the ‘Condition Subsequent’ discussed above resolved that the agreement went into full force and effect on September 14, 2016. The parties are bound to transfer and acquire the shares in the corresponding terms, since TTM has been a subsidiary of Grupo TMM since that date.

2015

Disposal of subsidiaries

During 2015, Grupo TMM sold the subsidiaries Desarrollo Comercial Polo S.A.P.I. de C.V., Proserpec Servicios Administrativos S.A.P.I. de C.V., RRLC S.A.P.I. de C.V., Munray Services, S.A.P.I. de C.V., Nicte Inmobiliaria S.A.P.I. de C.V., Promotora Satuiza, S.A.P.I. de C.V. and Grupo Chant S.A.P.I. de C.V., from the latter was sold 98% of it shares and for the rest 100%, all to unrelated parties. These disposals are part of the business plan of Grupo TMM, which considers focus its resources and transactions in specialized maritime transportation segment.

The gain on the sale of subsidiaries was $185.3 million, which is recorded under “Other income (expenses)” in the consolidated statements of profit or loss (see Note 22); also the value of the net assets of these subsidiaries at the date of the sale was not significant.

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

New and revised standards that are effective for annual periods beginning on or after 1 January 2016

The Company has not adopted any new standards or amendments that have a significant impact on the Company’s results or financial position.

Standards, amendments and interpretations to existing standards that are not yet effective and have not been adopted early by Grupo TMM

At the date of authorisation of these financial statements, certain new standards, and amendments to existing standards have been published by the International Accounting Standard Board (IASB) that are not yet effective, and have not been adopted early by the Company. Information on those expected to be relevant to Grupo TMM’s consolidated financial statements is provided below.

Management anticipates that all relevant pronouncements will be adopted in the Company’s accounting policies for the first period beginning after the effective date of the pronouncement. New standards, interpretations and amendments not either adopted or listed below are not expected to have a material impact on Grupo TMM’s consolidated financial statements.

Grupo TMM, S.A.B. and Subsidiaries	11

IFRS 9 ‘Financial Instruments’

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

Company Management has evaluated the impact of these changes and concluded that they will be immaterial, since the designation of financial asset and liability instruments that they hold will not change, as they are currently in the category of amortized cost. Moreover, the business model for financial assets is estimated to correspond to assets held for contractual cash flows receivable and, therefore, the same designation of amortized cost is applied. Finally, on the "expected credit loss" model, based on prior experience of losses incurred and the characteristics and conditions of its financial assets, it is estimated that there will be no relevant impact on the recognition of losses.

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

IFRS 15 will go into effect for annual periods beginning on or after January 1, 2018. Company Management has evaluated the impact of IFRS 15, and concluded that the effects will be immaterial, since the characteristics of its sources of revenues that do not contemplate complex matters like those described above. Moreover, the application of the new control model and the five-step approach for the revenue recognition is estimated to be largely consistent with the current revenue recognition process of the Company.

IFRS 16 “Leases”

IFRS 16 requires lessees to record the right to use an asset “on its balance sheet” and a liability for the lease. However, this standard provides exceptions on that accounting for short-term leases and assets for immaterial amounts. It further modifies the definition of lease and sets forth the requirements on other issues such as elements that form part of the lease, variable payments, and option of periods. Moreover, it modifies the journal entry of leaseback sales contracts and adds new disclosure requirements.

IFRS 16 is effective for annual periods beginning on or after January 1, 2019. The Company is currently in the process of evaluation the impact of IFRS l6, but it still does not have quantitive information of that evaluation and of the possible effects on the consolidated financial statements.

3	Summary of significant accounting policies

Grupo TMM and its subsidiaries prepare their consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), issued by the IASB, and these are presented in thousands of Mexican pesos.

Grupo TMM, S.A.B. and Subsidiaries	12

Grupo TMM is not required to present a third statement of financial position as of this date. However, Grupo TMM’s management has opted to present comparative information for an additional period (2014) for the consolidated statements of profit or loss, comprehensive income, changes in stockholders’ equity, and cash flows, as permitted by IAS 1 “Financial statement presentation”. The most significant accounting policies are summarized as follows:

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

The balances and transactions among subsidiaries have been eliminated for the purposes of consolidation, including balances and unrealised gains on transactions between Grupo TMM’s companies. Unrealized losses on the sale of assets among the group are reverted in the consolidation so that the asset involved is also verified for impairment from a group perspective. Accounting policies of subsidiaries have been adjusted where necessary to ensure consistency with the policies adopted by Grupo TMM.

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

Associates and joint ventures

Associates are all entities over which Grupo TMM has significant influence but not control, generally accompanying a shareholding between 20% and 50% of the voting rights. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement having rights to the net assets of the arrangement.

Investments in associates and joint ventures are accounted by the equity method and are initially recognized at their acquisition cost.

The carrying amount of investment in associates and joint ventures is increased or decreased to recognize the Groupo TMM’s share of the profit or loss and other comprehensive income of the associate and joint venture, adjusted and joint venture, adjusted where necessary to ensure consistency with the accounting policies of Grupo TMM.

Unrealized gains on transactions between Grupo TMM and its associates and joint ventures are eliminated to the extent of Grupo TMM’s interest on those entities. When unrealized losses are eliminated, the asset involved is also tested for impairment.

Grupo TMM, S.A.B. and Subsidiaries	13

3.2	Business combinations

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

Goodwill is stated after the individual recognition of identifiable intangible assets. It is calculated as the excess of the sum of a) the fair value of the consideration transferred, b) the amount recognized for any non-controlling interest in the entity acquired, and c) the fair value on the acquisition date of any equity interest in the acquire, over the acquisition-date the fair values of the identifiable net assets. If the fair values of the identifiable net assets exceed the sum calculated above, this excess amount (e.g. gain on a bargain purchase) is immediately recognized in profit or loss.

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

Materials and supplies, consisting mainly of fuel and items for the maintenance of property, vessels and equipment, are valued at the lower of the average cost and the net realizable value.

Grupo TMM, S.A.B. and Subsidiaries	14

3.6	Prepayments

Represent prepayments for services that will be received in the future and are amortized in the period when said services are received.

3.7	Property, vessels and equipment

Properties and vessels

The properties (land and buildings) are measured at fair value, which are determined by external professional valuers every three years or before if the market factors indicate a significant change in the fair value. The last valuation of these assets was in December 2016.

The vessels are measured at fair value, the restated amounts for most of these assets is determined using market values calculated by external professional valuers and for certain vessels using other valuation techniques. The frequency of the restatements for this class of assets will be based on the changes of the fair values, meaning when these values significantly differ from their carrying value, the Company has revaluated this class of assets at December 31, 2016 and 2015.

The revaluation surplus that is derived from the valuation of properties and vessels is recognized as part of “Other comprehensive income items” and forms part of “other capital components” in stockholders’ investment. A revaluation surplus is credited to income up to an amount equivalent to any revaluation write-down or impairment loss previously recognized income. Any excess is recognized in “Other comprehensive income items” and in stockholders’ investment in the item of “Revaluation surplus”. Revaluation write-downs or impairment losses are recognized in “Other comprehensive income items" up to the amount previously recognized on that asset in stockholders’ investment in the item of “Revaluation surplus”. Any remaining decrease is recognized in income for the year. Any remaining balance of the revaluation surplus in stockholders' investment at the time of disposing of the asset that gave rise thereto is reclassified to retained earnings. Moreover, any remaining balance of the revaluation surplus in stockholders' investment may not be distributed to stockholders.

The depreciation of properties and vessels is recognized using the straight-line method to write down its carrying value less its estimated residual value. As no finite useful life for land can be determined, the related carrying amounts are not depreciated.

Machinery and equipment

Machinery and equipment are stated at construction or acquisition cost, including any cost directly attributable to bringing the assets to the location and condition necessary for them to be capable of operating in the manner intended by Grupo TMM’s Mangement. Acquisitions through capital leases or charter arrangements with an obligation to purchase are capitalized based on the present value of future minimum payments, recognizing the related liability. Depreciation of machinery and equipment is computed using the straight-line method based on the useful lives of the assets net of the estimated residual value.

Recurring maintenance and repair expenditures are charged to operating expenses as incurred. Major repairs to vessels (docks) are capitalized and amortized over the period in which benefits are expected to be received (two to five years for vessels). The material residual values and the estimated useful life are adjusted as necessary, at least once a year.

Grupo TMM, S.A.B. and Subsidiaries	15

Gains or losses from the disposal of property, vessels and equipment are determined as differences between the disposal proceeds and the carrying amount of the assets and are recognized in profit or loss as part of “Other income (expenses)”, accordingly (see Note 22).

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

Trademark

The trademark acquired in a business combination that qualifies for separate recognition is considered an intangible asset and is recorded at its fair value.

Subsequent measuring

All finite-lived intangible assets are accounted for using the cost model by which the net capitalized costs of their residual value are amortized using the straight-line method throughout their estimated useful lives, in the case of the concession rights; these are amortized according to the term specified in the corresponding agreement. The residual values and useful lives are reviewed at each reporting date. The trademark is considered an intangible asset with an indefinite life, therefore it is subject to impairment tests annually as described in Note 15.

The amortization is included in the consolidated statement of operations as part of the depreciation, amortization, and loss on revaluation item. Subsequent expenditures to preserve software and trademarks are expensed as incurred.

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

Grupo TMM, S.A.B. and Subsidiaries	16

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

The data used for impairment testing procedures are directly linked to the Grupo TMM’s latest approved budget, adjusted as necessary to exclude the effects of future reorganizations and asset enhancements. Discount factors are determined individually for each cash-generating unit and reflect current market assessments of the time value of money and asset-specific risk factors.

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

Financial leases

Mangement applies judgment in considering the substance of a lease agreement. The economic ownership of the leased asset is transferred to the leaseholder if they substantially assume all the risks and rewards related to the ownership of the leased asset. The corresponding asset is then recognized at the start of the lease at the fair value of the leased asset, or if lower, at the present value of the lease payments. A corresponding amount is recognized as a liability for financial leasing, independent of whether some of the lease payments are settled in advance of the lease start date.

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

Grupo TMM, S.A.B. and Subsidiaries	17

Financial assets are derecognised when the contractual rights to the cash flow from a financial asset expire, or when the financial asset and all the substantial risks and benefits have been transferred. A financial liability is derecognized as extinguished, discharged, canceled, or expired. Financial assets and liabilities are subsequently measured as described following.

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

Grupo TMM’s financial assets are classified into the category of loans and receivables, and available-for-sale financial assets. These financial assets are reviewed for impairment when there is objective evidence that the financial asset or group of financial assets has been impaired. Different criteria are applied to determine the impairment for each category of financial assets, as described following.

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

Grupo TMM, S.A.B. and Subsidiaries	18

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

Compound financial instruments

The Company evaluates the issue of a non-derivative financial instrument to determine if it contains liability and equity components. These components are classified separately as financial liabilities or equity instruments at the time they are initially recognized, in conformity with the economic essence of the contractual agreement and with the definitions of financial liability and equity instrument.

The Company evaluates those conditions and identifies the financial liability component when there is a contractual agreement to deliver cash or another financial asset and an equity instrument component when the holder is entitled to convert it into a pre-established number of common shares of the Company.

The initial measurement of a compound financial instrument is distributed among its liability and equity components. The residual amount that is obtained after deducting the amount that has been determined separately for the liability component is allocated to the equity component from the overall fair value of the instrument. Losses or gains may not emerge in the initial recognition process of the components of the instrument.

The transaction costs of an equity transaction will be treated as a deduction thereof for accounting purposes. The liability component will be considered as transaction costs, in terms of the recognition of financial liabilities.

Interest relative to a component that is a financial liability will be recognized in income for the period. The equity instrument component are allocated directly to equity.

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

Grupo TMM, S.A.B. and Subsidiaries	19

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

Deferred tax assets are recognized to the extent that it is probable that future taxable profit against which temporary differences can be utilized will be available (see Note 24).

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

Post-employment benefits

Defined benefit plans

The seniority pension to which employees are entitled after 15 years of service and after having retired at the age of 60, are expensed in the years in which the services are rendered (see Note 26).

In addition, the Company has pension plans for certain employees who retire after the age of 65 (or early retirement at 60 or 55), in addition to having completed a minimum 15 years of service, which are expensed in the years in which the services are rendered (see Note 26).

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

Grupo TMM, S.A.B. and Subsidiaries	20

The liability recognized in the consolidated statement of financial position for the defined benefits plans is the present value of the defined benefits obligation (DBO) as of the reporting date less the fair value of the plan assets.

Management estimates the DBO annually with the assistance of independent actuaries, based on the standard inflation rate, the salary growth rate, and the mortality rate. The discount factors are determined near the close of each year in reference to the high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and which have maturities similar to the terms of the corresponding pension liability.

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

The accumulated losses include all current profits or losses and for previous periods.

Other components of equity capital include:

•	revaluation surplus, including gains from the reevaluation of vessels and properties;

•	statutory reserve corresponds to the separation of earnings withheld to this reserve;

•	additional paid-in capital is equivalent to the amount received in excess of the par value of the shares;

•	translation result represents the accumulated effect of the change in functional currency.

3.17	Recognition of revenue, costs and expenses, and financing costs

Revenue

Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances.

Grupo TMM, S.A.B. and Subsidiaries	21

Revenues are recognized at the time at which the risks and benefits are transferred to the customer, which generally occurs when: (i) there is convincing evidence of the agreement with the customer, (ii) the service has been rendered in compliance with the customer’s requirement; (iii) collection is reasonably assured; and (iv) there is no a condition or uncertainty that might imply their reversal and the customer assumes the risk of the losses.

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

Grupo TMM has four operating segments: maritime division, logistics division, ports and terminals division and warehousing division. These operating segments are monitored by the Company’s Management, who are responsible for making strategic decisions, which are made based on adjusted operating segment results. In identifying its operating segments. Management follows Grupo TMM’s service lines, which represent the main services provided by Grupo TMM.

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

3.19	Discontinued operations

Results for discontinued operations

A discontinued operation is a component of the entity that has been disposed of, or has been classified as held for sale, and:

•	represents a significant separate line of business or a geographic area of operations;

•	is part of a specific coordinated plan to dispose of a significant separate line of business; or

•	is a subsidiary acquired solely for the purpose of sale.

Grupo TMM, S.A.B. and Subsidiaries	22

The gains or losses on discontinued operations, including components of gains or losses from previous years are reported as a single amount on the consolidated statement of profit or loss. This amount, which includes the gains or losses after taxes for discontinued operations and the gains or losses after taxes resulting from measuring and disposing of assets classified as held for sale, are discussed in more detail in Note 20.

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

Evaluation of control, significant influence, and joint control

Management evaluates the terms of voting power with respect to its investees, the power to govern, decisions, contractual and legal agreements, upon determining of there is control, significant influence, and joint control. Significant judgment is required by evaluating some of these characteristics that can be modified over time (see Note 3.1).

Estimation uncertainty

Information about estimates and assumptions that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses is provided below; actual results may be substantially different.

Impairment of long-lived assets

On assessing impairment, Management determines the recoverable value of each asset or cash generating unit based on the expected future cash flows and determines an adequate interest rate to be able to calculate the present value of these cash flows. The uncertainty in the estimate is related to the assumptions regarding results of future operations and the determination of suitable discount rate.

Useful lives of depreciable assets

Management reviews the useful lives of the depreciable assets on each reporting date, based on the expected use of each asset. The uncertainty in these estimates is derived from the technical obsolescence that could change the expected use of vessels and other equipment.

Defined benefits obligation

Management’s estimate of the DBO is based on a number of critical assumptions, such as inflation rates, mortality rates, discount rate, and a consideration for future salary increases. The variances in these assumptions can impact the amount of the DBO and the corresponding annual expense for defined benefits (the analysis is provided in Note 26).

Grupo TMM, S.A.B. and Subsidiaries	23

Measures of fair value

Management uses valuation techniques to measure the fair value of its vessels and properties. This results in Management preparing estimates and assumptions based on market information and using observable data that could be used by market participants to assign a price to the asset, however these are not always available. Moreover, other valuation techniques based on expected future cash flows are used for certain assets, and an interest rate is determined to calculate their present value. These fair value estimates for these non-financial assets can vary from the actual prices obtained on operations at market value on the reporting date, as well as future results and the discount rate (see Note 28).

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

General aspects

The instability of the oil industry significantly affected its participants in 2016. The main customer of Grupo TMM significantly reduced the ship services by more than 50%, which affected revenues and cash flows.  In order to mitigate the effects of this situation, the Company, among other things, implemented a cost and expense efficiency scheme and contracted a line of factoring to reduce the liquidity risk and minimize the effect of the payment policies implemented by the main customer of the Company.

It is important to note that in spite of this environment, the Company has fully met its contractual and financial obligations in 2016, as well as up to the authorization date of these financial statements.

Company Strategy

The Energy Reform in Mexico is playing a predominant role in the recovery of the industry and its participants. Its effect is shown in the advances and projects described below:

Maritime

The Company is in the process of diversifying its client portfolio to reduce the concentration and dependence upon its main customer. The entry of potential customers due to the Energy Reform will allow for taking advantage of the experience of more than 60 years in the industry, as well as the capacity and quality of the maritime services offered by Grupo TMM.

The Maritime division of Grupo TMM currently has service contracts of four ships for 2017, including the process vessel named "Eco III" (the most important vessel of the float) with Fieldwood Energy E&P Mexico, one of the companies that won an auction in the rounds of the above Energy Reform.

The Company continues to increase the capacity of repair services of the shipyard, currently at more than 30 ships per year, of which approximately one-third is its own fleet, as well as have the capacity to build ships in the long-term, which will enable it to compete to meet the expected demand of customers of newly built supply ships.

Finally, as part of the fleet renewal plan, the Company acquired a new generation tugboat, which was incorporated into the port towing operations in Manzanillo in December 2016 (see Note 12).

Grupo TMM, S.A.B. and Subsidiaries	24

Ports and terminals

The Ports and Terminals division, together with strategic partners TransCanada and Sierra Oil & Gas, continues to develop the construction of storage infrastructure, transportation, and distribution of refined oil products from Tuxpan toward the center of the country with a capacity of up to 100 thousand daily barrels (see Note 13b). These actions are part of the customer diversification strategy and sources of revenues. The impact thereof will be reflected in the medium and long-term.

Grupo TMM owns a plot of land at an excellent location in the port of Tuxpan, Veracruz, which is the closest port to Mexico City and the states of the center of Mexico, which represent more than 50% of the GDP. The Company will analyze the opportunity of developing projects associated with that region, such as the liquid petroleum terminal, a bus terminal, and the citrus juice export terminal in the medium and long-term.

Finally, the free importation of gasoline and diesel as part of the Energy Reform has brought about the need for new facilities to meet the future demand of imports. To take advantage of the growth potential of this market, the Company is in the process of developing port and storage terminal facilities that help to meet that demand.

Debt profile

Grupo TMM has completed the issue of a program of mandatory convertible debentures into shares up to an amount of $4,600,000. The first issue of mandatorily convertible debentures into shares was formalized in the amount of $1,058 million pesos on September 30, 2016 (see Note 17). The foregoing will allow the portion classified as equity to improve its debt profile, its financial cost, and improve its cash flow.

Overview

Grupo TMM periodically performs valuations through independent third parties on the overall value of the company, with respect to its carrying value. Those valuations are performed under different methodologies, such as EBITDA multiples and discounted future cash flows. Its last valuations reflect stockholders’ equity approximating $3,948 million pesos. Management considers that the difference with respect to its carrying value corresponds to the positioning and experience of Grupo TMM as a 100% Mexican logistics service and transportation Company in Mexico. The skill shown to contract ships with limited interruptions, the Mexican Maritime Commerce and Navigation Act creates an entry barrier against foreign competition, giving preference to Mexican companies with a Mexican flag, extensive experience in operating and repairing ships, transportation services, and support to the energy industry, as well as in providing land transportation services, port and storage activities. Even when accounting standards do not permit the recognition of that value of the Company, we consider that such intrinsic value exists and plays an essential role in achieving the objectives of Grupo TMM.

The success in implementing these short and medium-term projects will enable Grupo TMM to grow with assets and profitable operations, thereby significantly improving the capital structure of the Company and reasonably guaranteeing its ability to continue as a going concern.

Grupo TMM, S.A.B. and Subsidiaries	25

5	Cash and cash equivalents

Cash and cash equivalents at December 31, 2016 and 2015, are summarized as follows:

	2016	2015
Cash on hand	$2,087	$1,223
Banks at bank	302,753	262,678
Short-term investments	535,498	736,031
Restricted cash	62,366	45,427
	$902,704	$1,045,359

Restricted cash represents the amount required to guarantee payments according to the obligations arising from the debt agreements for the acquisition of vessels, trust certificates and guarantee found for the sale of Terminal Marítima de Tuxpan, S.A. de C.V.

6	Trade receivables

Trade receivables at December 31, 2016 and 2015, are summarized as follows:

	2016	2015
Maritime
Offshore vessels	$496,579	$859,614
Tankers	84,313	49,079
Parcel tankers	42,069	29,890
Shipyards	23,781	12,595
Tugboats	25,440	11,747
Others	26	22

Ports and terminals
Shipping agencies	78,602	44,355
Port services	13,654	6,326
Commercial leases	599	1,231

Logistics, warehousing and other businesses
Repair of containers	27,471	42,740
Automotive services	891	3,549
Warehousing	37,415	-
Other businesses	882	493
Total trade receivables	831,722	1,061,641
Allowance for doubtful accounts	(35,353)	(13,215)
	$796,369	$1,048,426

The Company, through its subsidiaries TMM Division Maritima, S.A. de C.V. and Transportacion Maritima Mexicana, S.A. de C.V., signed an adhesion agreement to the productive chain program of Nacional Financiera, S.N.C. (Nafin), by implementing lines of factoring as a source of financing to reduce the liquidity risk and minimize the effect of the policies of extending the payment periods of the main customer of the Company.

Transactions were carried out in 2016 with Greensill Capital Ltd., Banco Ve por Más, S.A.I.B.M., Grupo Financiero Ve por Más, Financiera Bajio, S.A. de C.V. SOFOM, E.R., Banca Mifel, S.A. I.B.M. Grupo Financiero Mifel, through the portal of Nafin amounting to a total of $397.2 million, at an average Libor rate 3m + 2.90 for Mexican institutions and Libor 3m + 3.95 with Greensill.

Grupo TMM, S.A.B. and Subsidiaries	26

7	Other accounts receivable

Other accounts receivable at December 31, 2016 and 2015, are summarized as follows:

	2016	2015
Services for port, maritime and other operations	$168,105	$93,321
Recoverable taxes	28,673	29,215
Insurance claims	3,764	9,872
Employees	8,133	7,104
Others	32,903	52,123
	$241,578	$191,635

8	Materials and supplies

Materials and supplies at December 31, 2016 and 2015, are summarized as follows:

	2016	2015
Spare parts	$75,909	$69,235
Fuels	29,722	32,360
Others	669	860
	$106,300	$102,455

9	Prepayments

Prepayments at December 31, 2016 and 2015, are summarized as follows:

	2016	2015
Fleet insurance	$6,350	$10,351
Prepaid expenses	7,258	8,084
Prepaid insurance premiums	1,672	3,107
	$15,280	$21,542

10	Leases

Financial leases as lessee

The Company has a ship named "Subsea 88" under a financial lease, which started in November 2013 and will terminate in October 2023. Moreover, a vehicle was acquired in this modality in December 2012, which was paid early in August 2016.

As of 31 December 2016 and 2015 the carrying value of equipment in finance leases are as follows:

	2016	2015
Vessel Subsea 88	$166,366	$210,513
Vehicle	-	722
	$166,366	$211,235

Grupo TMM, S.A.B. and Subsidiaries	27

The financial leasing liabilities (see Note 16) are secured by the associated assets held under this modality. The minimum future financial leasing payments at the end of each reporting period are:

	Within the 1st year	1 to 3 years	3 to 5 years	After 5 years	Total
Balance at December 31, 2016
Lease payments	$41,483	$82,966	$85,355	$164,888	$374,692
Financial charges	(31,713)	(58,032)	(50,937)	(33,223)	(173,905)
Present values, net	$9,770	$24,934	$34,418	$131,665	$200,787

Balance at December 31, 2015
Lease payments	$35,369	$69,619	$102,190	$173,173	$380,351
Financial charges	(27,938)	(51,796)	(68,624)	(47,110)	(195,468)
Present values, net	$7,431	$17,823	$33,566	$126,063	$184,883

The financial lease contract for “Subsea 88” includes monthly lease payments and an option to buy at the end of the term.

Operating leases as lessee

At December 31, 2016, the operating leases report the following expiries:

Leased assets	Expire
Building	Apr. 2029
Cranes	Jul. 2020
Offshore vessels	Apr. 2018
Docks and equipment	Mar. 2018
Forklift	Dec. 2017
Computer equipment	Nov. 2017

The contracts include an option to buy at certain times during the term or on expiry.

The minimum future payments on leases are:

	Within the 1st year	1 to 3 years	3 to 5 years	After 5 years	Total
Lease payments
At December 31, 2016	$112,115	$137,157	$154,709	$732,745	$1,136,726

At December 31, 2015	$99,752	$121,109	$118,257	$681,801	$1,020,919

11	Concession rights

The Company holds concessions to operate the cruise and vehicle terminal at the port of Acapulco, Guerrero and the tugboat services at the port of Manzanillo, Colima. Under these concession agreements, the Company is obliged to keep the facilities included in the concession in good condition. At the end of the concessions, these facilities will revert to the federal government.

Therefore the concession rights and the partial rights assignments provide for rights in favor of the federal government (see Note 31).

Grupo TMM, S.A.B. and Subsidiaries	28

At December 31, 2016 and 2015, the Company was in compliance with its obligation to maintain the concessioned facilities in good condition.

The concession rights at December 31, 2016 and 2015 are summarized as follows:

	2016	2015	Years to amortize
Administración Portuaria Integral de Acapulco (a)	$94,607	$94,607	10
Transportación Marítima Mexicana (b)	30,266	30,266	-
	124,873	124,873
Accumulated amortization	(107,844)	(104,059)
Concession rights, net	$17,029	$20,814

The amortization of the concession rights was $3,785 for the years ended December 31, 2016 and 2015.

(a) Concession expires June 2021.

(b) Renewal expires January 16, 2023, with the possibility of renewing for another 8 years. In January 2007, the total value of this concession was amortized prior to the renewal.

12	Property, vessels and equipment

Property, vessels and equipment at December 31, 2016 and 2015 are summarized as follows:

	2016
	Net balances at year start	Additions	Disposals		Transfers and others		Depreciation /impairment		Net balances at year end	Estimated useful lives (years)

Vessels	$8,131,363	$7,835	$-		$357,027	(a, f)	$467,949	(b)	$8,028,276	25
Shipyard	423	-	-		-		60		363	40
Major vessel maintenance	53,547	9,021	-		(208)		57,903		4,457	2.5
Buildings and facilities	186,937	11	4,531		80,593	(d)	9,614		253,396	20 y 25
Warehousing equipment	-	63	-		2,076		897		1,242	10
Computer equipment	552	254	-		465		477		794	3 y 4
Terminal equipment	4,120	488	-		6		1,295		3,319	10
Ground transportation equipment	5,506	1,734	915		290		2,412		4,203	4.5 y 10
Other equipment	13,330	419	-		467		4,660		9,556
	8,395,778	19,825	5,446		440,716		545,267		8,305,606
Land	880,620	-	81,568	(e)	261,609	(d)	-		1,060,661
Construction in progress	276,681	142,247	-		(220,323	)(f)	-		198,605
	$9,553,079	$162,072	$87,014		$482,002		$545,267		$9,564,872

Grupo TMM, S.A.B. and Subsidiaries	29

	2015
	Net balances at year start	Additions	Disposals		Transfers and others	Depreciation /impairment		Net balances at year end	Estimated useful lives (years)

Vessels	$7,609,796	$5,512	$76,265	(c)	$1,186,519 (a)	$594,199	(b)	$8,131,363	25
Shipyard	486	-	-		-	63		423	40
Major vessel maintenance	83,130	49,998	20,397	(c)	775	59,959		53,547	2.5
Buildings and facilities	195,201	-	-		1,155	9,419		186,937	20 y 25
Warehousing equipment	18	-	-		(18)	-		-	10
Computer equipment	584	358	-		-	390		552	3 y 4
Terminal equipment	13,805	613	8,960		(3)	1,335		4,120	10
Ground transportation equipment	8,162	-	125		27	2,558		5,506	4.5 y 10
Other equipment	15,652	355	-		1,904	4,581		13,330
	7,926,834	56,836	105,747		1,190,359	672,504		8,395,778
Land	872,220	-	-		8,400	-		880,620
Construction in progress	253,887	45,050	4,948		(17,308)	-		276,681
	$9,052,941	$101,886	$110,695		$1,181,451	$672,504		$9,553,079

All the amounts for depreciation and for loss from revaluation are included as part of the depreciation, amortization and loss from revaluation on the consolidated statements of profit or loss.

The accumulated depreciation on property, vessels and equipment at December 31, 2016 and 2015 is $561,113 and $598,825, respectively. The decrease is basically due to the appraisal of the ship that was recorded; therefore, its accumulated depreciation was reversed.

(a)	Comprised primarily for revaluation surplus by $207,669 and $1,157,690 net of other transfers for 2016 and 2015, respectively.

(b)	Includes $23,304 loss from revaluation of two vessels in 2016 and $41,970 loss from revaluation of one vessel in 2015.

(c)	Corresponds to the sale of the vessel Palenque on June 17, 2015.

(d)	In 2016 is mainly comprised of the revaluation surplus of $ 216,965 net of other transfers.

(e)
It includes the sale of a real property to Optimus on June 20, 2016, and a gain was generated amounting to $111,212. (See note 22). The receivable derived from this sale will be capitalized as described in Note 13 below. This transaction is considered a non-cash flow transaction for purposes of presentation in the consolidated statements of cash flows.

(f)	It includes the acquisition made of the TMM Colima tugboat in December 2016.

If the cost model had been used, the revalued carrying amounts for vessels, land and properties at December 31, 2016 and 2015, would be as follows:

	2016	2015
Vessels	$5,758,150	$6,118,692
Lands	715,616	780,262
Properties	161,527	175,415
	$6,635,293	$7,074,369

Grupo TMM, S.A.B. and Subsidiaries	30

The revalued amounts include a revaluation surplus of $2,707,040 and $2,214,551 in 2016 and 2015, respectively, before taxes, which is not available for distribution to stockholders.

Fair value measurement

See Note 28 regarding the measuring of fair value for vessels and properties.

Guarantees

At December 31, 2016 and 2015, 31 vessels are securing the Trust Certificates offering. In addition, 4 vessels, in both years are securing financing with DVB Bank, NV and also the financial lease with FTAI Subsea 88. Also, there are 3 properties (4 properties in 2015) securing various bank loans.

13	Other non-current assets

Other non-current assets at December 2016 and 2015 are shown following:

	2016	2015
Almacenes de Jugos Cítricos de México, S.A.P.I. de C.V. (a)	$40,000	$40,000
Prepaid expenses	33,022	32,458
Other non-current assets	-	13,100
Security deposits	5,990	11,126
Other investments in shares, net (c)	5,870	5,776
Services & Solutions Optimus, S. de R.L. de C.V. (b)	1,547	-
	$86,429	$102,460

(a)
In July 2014, Grupo TMM contributed $40,000 to the capital stock of Almacenes de Jugos Citricos de Mexico, S.A.P.I. de C.V., which represents 21% of the voting shares. Since this entity has not started up operations as at the issue date of the consolidated financial statements, Company Management decided to value the entity at its input cost, which is lower than its recoverable value.

(b)
On February 24, 2016, Grupo TMM entered into a "Project Development Contract", through its subsidiary Services & Solutions Optimus, S. de R.L. de C. V. (Optimus) with TransCanada and Sierra Oil & Gas, through its subsidiary Caoba Energia, S. de R.L. de C.V. (an unrelated third party, henceforth "Caoba"), whereby a petroleum liquid terminal ("Tuxpan Project") will be developed.

In accordance with the Project Development Contract, on February 29, 2016, Caoba contributed the capital stock of Optimus in the amount of $4,563, thereby diluting the equity of Grupo TMM to 50%, and granting joint control to the parties to this agreement. The foregoing is classified as a joint venture. In addition, Grupo TMM and Caoba contributed $6.16 million dollars each one for a total contribution amounting to $12.333 million dollars in the capital stock of Optimus, which should be paid in a 3 year period, counted as of May 26, 2016.

Caoba will make the payment on capital stock through a payment in kind of costs and expenses related to the Tuxpan Project, and Grupo TMM will capitalize that Optimus has in benefit of the Company, derived from the sale of the land (see Notes 12 and 22).

(c)
Are investments in companies in which Grupo TMM does not have control or significant influence; these investments are recognized and valued at their acquisition cost under which they are associated are at the beginning of operation.

Grupo TMM, S.A.B. and Subsidiaries	31

14	Intangible assets

Intangible assets at December 31, 2016 and 2015 are summarized as follows:

	2016
	Net balances at year start	Additions (Disposals)	Transfers and others	Amortization	Net balances at year end	Estimated useful life (years)
Software	$10,610	$-	$3,320	$5,816	$8,114	3 and 5
Trademark (a)	125,528	-	-	-	125,528	Indefinite
	$136,138	$-	$3,320	$5,816	$133,642

	2015
	Net balances at year start	Additions (Disposals)	Transfers and others	Amortization	Net balances at year end	Estimated useful life (years)
Software	$7,226	$-	$10,894	$7,510	$10,610	3 and 5
Trademark (a)	125,528	-	-	-	125,528	Indefinite
	$132,754	$-	$10,894	$7,510	$136,138

(a)
Corresponds to the rights on the Marmex trademark associated with the specialized maritime division segment, specifically the offshore vessels operation. This trademark is subject to annual impairment testing.

The accumulated amortization of intangible assets at December 31, 2016 and 2015 is $24,188 and $12,442, respectively.

15	Impairment of long-lived assets

At December 31, 2016 and 2015, Grupo TMM had performed annual impairment tests. The recoverable amounts of the cash generating units were determined based on calculations of the value in use and fair value less costs of sale as follows:

Vessels and trademark
Vessels are identifiable assets that individually generate cash flows which are largely independent from the flows from other assets or groups of assets. The trademark is considered an asset that does not generate flows independently, therefore this was grouped with the vessels as a cash-generating unit (specialized maritime division segment) together with other long-lived assets in this segment.

The recovery value for these assets was determined as the higher between their value in use and their market value, less selling costs. At December 31, 2016 and 2015, no impairment losses were determined for these assets.

Properties
The recoverable value of properties was determined as their fair value less costs of sale, which are considered immaterial in terms of the fair value. The determination of fair value is described in Note 28. At December 31, 2016 and 2015 no impairment losses were determined for these assets.

Grupo TMM, S.A.B. and Subsidiaries	32

Corporate assets and other long-lived assets
These assets are not identified with any cash-generating unit, therefore these were evaluated at the Grupo TMM level. The recoverable amount of these assets was determined as their value in use. At December 31, 2016 and 2015, no impairment losses were determined for these assets.

The recoverable amounts for cash-generating units were determined based on calculations of the value in use, covering a detailed three-year projection, followed by an extrapolation of the cash flows expected for the useful lives remaining for the assets using the growth rates determined by Management. At December 31, 2016 and 2015, the recoverable amounts for the cash-generating unit are $12,881,972 and $12,957,422, respectively.

The present value of the cash flows expected for each segment was determined applying an appropriate discount rate.

	2016		2015
	Growth rate	Discount rate	Growth rate	Discount rate
Vessels	2.00%	7.04%	2.00%	7.04%

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

In addition to the considerations described above for determining the value in use of assets and the cash-generating units described above, Management is currently not aware of any other probable change that could require changes in their estimate. However, the estimate for the recoverable amount for the specialized maritime segment is particularly sensitive to the discount rates. If the discount rate used increases 1%, the value in use would decrease up to 4.78% in terms of the value determined, the value that continues to exceed the carrying value of the aforementioned assets.

Grupo TMM, S.A.B. and Subsidiaries	33

16	Financial assets and liabilities

Categories of financial assets and liabilities
The financial assets and liabilities at December 31, 2016 and 2015 are summarized as follows:

	2016	2015
Financial assets
Valued at amortized cost
Cash and cash equivalents	$902,704	$1,045,359
Trade receivables	796,369	1,048,426
Other accounts receivable	212,905	162,420
Related parties	59,098	-
Total current financial assets	$1,971,076	$2,256,205

Financial liabilities
Valued at amortized cost
Short-term portion of the financial debt	$740,370	$684,748
Trade payables	189,576	279,044
Accounts payable and accrued expenses	394,473	433,051
Related parties	51,515	28,291
Total short-term portion of the financial debt	1,375,934	1,425,134
Long-term financial debt	9,330,087	9,995,502
Total financial liabilities	$10,706,021	$11,420,636

At December 31, 2016 and 2015, the carrying value of the financial assets and liabilities at amortized cost is considered similar to their fair value.

Financial debt
Trust certificates
On July 29, 2010, an offering of Trust Certificates was released for $10,500 million. This offering consolidated the three previous offerings released by the Company into one. The Trust Certificates bear a term of 20 years and were given an initial credit rating of HR AA (E) with stable outlook by HR Ratings de México, S.A. de C.V. in july 2010; on May 27, 2016, HR Ratings de Mexico, S.A. de C.V. ratified its rating of HR AA (E) with a special review. Due to the difficult situation of the oil industry in Mexico and worldwide, as well as the cutback of offshore ship services of the main customer of the Company, HR Ratings de Mexico, S.A. de C.V., reviewed the rating of the issue to have it be HR A (E), and maintained the special review, on April 12, 2017 (see Note 32).

Interest on this offering was payable semiannualy in February and August. Pursuant to the Trustholders’ Meeting, the date of payment of interest was changed to November and May every year, beginning on November 15, 2015.

Since the offering, a derivative financial instrument designated as a hedge (interest rate CAP) was contracted which enabled Issuer’s Trust to have maximum annual rate of 10.80% during the first 3 years of the offering. At the beginning of 2013, the Company extended the CAP for the period from August 2013 to August 2014, under which the maximum rate payable was 10.80%. In January 2014, the Company again extended the CAP for the period from August 2014 to August 2015, under which the maximum rate payable is 9.80%, which allows the Company to increase the efficiency of the coverage by 100 basis points in terms of the previous coverage. In April, the Company contracted an extension of the CAP for the August 2015 to August 2016 period, and maintained a 9.80% maximum rate due. In addition, considering the conditions of the financial market and the changes on interest payment dates, the Company contracted an extension of the CAP on June 30, 2016, with which the maximum rate due is 8.35% for the August 2016 to November 2017 period.

Grupo TMM, S.A.B. and Subsidiaries	34

This offering represents the total amount in pesos for future services to be provided to the contracting parties according to the terms of the Trust Certificate program and, like the previous offerings, it observes a cash restriction in order to secure certain operating obligations and potential payment obligations in the event of default. The restricted cash balance at December 31, 2016 and 2015 is $62.36 and $45.4, respectively.

The outstanding balance on this Offering at December 31, 2016 and 2015 was $10,469.3 and $10,539.3 million at an interest rate of 7.76% and 5.79% per annum, respectively.

The interest expense for the trust certificates was $684,829 and $618,818 for the periods of twelve months ended December 31, 2016 and 2015, respectively.

In conformity with the terms of this issue, Grupo TMM should settle the payment of interest of the May 15, 2017 period. Based on the structure of this issue, a service fund should be created of the debt to make that interest payment. As at the date of authorization of the issue of the consolidated financial statements, that fund covers approximately 31% of the interest balance payable. Management estimates that the remaining funds will be obtained from the recovery of the receivables that the Company maintains.

In accordance with the Trust Certificates Program, the Company had the right and choice to capitalize interest for the first five years as per the following:

Year	Capitalization %	Interest Payment %
1st and 2nd	60%	40%
3th and 4th	50%	50%
5th	25%	75%

There was no capitalization of interest in 2016. However, the Company capitalized interest in the amount of $185,172 for the twelve month period of 2015

The Trust Certificates at December 31, 2016 and 2015 are summarized as follows:

	2016	2015
Consolidated offering	$10,500,000	$10,500,000
Capitalization of interests	414,194	414,194
Payments made (a)	(444,864)	(374,871)
Transaction costs	(804,170)	(864,730)
Subtotal	9,665,160	9,674,593
Subscription of mandatorily convertible debentures into shares through CBFs (b)	(851,054)	-
Long-term trust certificates	$8,814,106	$9,674,593

(a)	Interest amounts to $144,312 and $77,973 in 2015 and 2016 respectively, which is included as part of short-term interest payable.

(b)	See Note 17.

Grupo TMM, S.A.B. and Subsidiaries	35

Other Financing
The information for other financing at December 31, 2016 and 2015 is summarized as follows:

	2016		2015
	Short-term	Long-term	Short-term	Long-term
Payable in Mexican pesos
Daimler Financial Services México, S. de R.L. de C.V.(a)	$1,825	$38,462	$9,737	$36,786
Recognition of debt and substitution of debtor for $40.9 million at a fixed rate of 12%, with monthly payments of principal and interest and maturing November 2019.

Banco Nacional de Comercio Exterior, S.N.C.	-	-	-	9,272
A line of credit with mortgage surety for $35.6 million, at a variable rate of the 28-day TIIE plus 450 points, maturing, December 1, 2017; Was paid in full and in advance in April 2016. Two lines of credit with mortgage surety for $65.7 and $161.6 million, at a variable rate of the 28-day TIIE plus 425 points maturing June 29, 2015; the latter were paid in full and early in May 2015.

Banco Autofin México, S.A. Institución de Banca Múltiple	19,644	75,487	19,559	95,044
Five lives of credit with mortgage surety for $45.8, $34.6, $25.5, $21.6, and $8.4 million at a variable rate of the 28- day TIIE plus 450 basis points, with monthly payments of principal and interest, maturing September 2021.

INPIASA, S.A. de C.V. (b)	1,566	5,741	2,397	7,169
Contract for two lines of credit, the first for $15.7 million and the second for $4.2 million, both at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of principal and interest, and maturing August 2021 and October 2016, respectively. The line amounting to $4.2 million was paid in full, and in accordance with the amortization schedule in October 2016.

Banco del Bajío, S.A. (b)	1,541	2,728	1,423	4,151
$8.5 million line of credit at a variable rate of the 28-day TIIE plus 250 points, with monthly payments of principal and interest, and maturing November 2018

Value Arrendadora, S.A. de C.V. SOFOM ENR	-	-	430	-
$1.4 million financial lease at 14.23% fixed rate with monthly payments of principal and interest on outstanding balances and maturing December 2016; was paid in full and in advance in July 2016.

HSBC, S.A. (b)	1,629	5,432	-	-
$9.77 million line of credit at a variable rate of the 28-day TIIE plus 300 points, with monthly payments of principal and interest, and maturing April 2021.

Caja de Ahorro Popular la Merced Sociedad de Ahorro y Préstamo, S. de R.L. de C.V. (b)	1,100	-	-	-
$2.64 million line of credit at a variable rate of the 28-day TIIE plus 200 points, with monthly payments of principal and interest, and maturing October 2017.

Grupo TMM, S.A.B. and Subsidiaries	36

	2016		2015
	Short-term	Long-term	Short-term	Long-term
Banco del Bajío, S.A.	1,264	3,370	-	-
$9.36 million line of credit at a variable rate of the 28-day TIIE plus 250 points, with monthly payments of principal and interest, and maturing August 2020.

Certificados Bursátiles Fiduciarios	-	8,814,106	-	9,674,593
Portfolio securitization program with a variable interest rate of the 28-day TIIE annualized plus 245 basis points (at December 2016 close, this was 7.76%) maturing August 2030.

CI Banco S.A. Institución de Banca Múltiple	20,000	15,000	-	-
$40 million line of credit at a variable rate of the 28-day TIIE plus 150 points, with monthly payments of principal and interest on outstanding balances, and maturing November 2018.
Interest payable	160,920	-	118,407	-
	209,489	8,960,326	151,953	9,827,015

Payable in US dollars
DVB Bank América, NV (c)	352,575	-	333,322	-
Two lines of credit with mortgage surety; the first for US$25.0 million (approximately $485.2 million) at an average rate of 7.42% and maturing May 2017. The second, for US$27.5 million (approximately $482.2 million), at an average rate of 7.78%, and maturing June 2017.

DEG-Deutsche Investitions – UND (d)	20,105	55,793	88,433	-
US$8.5 million line of credit with pledge surety (approximately $164.9 million) at 8.01% fixed rate, with semiannual payments of principal and interest on outstanding balances, with a two year grace period on the principal and maturing July 2014. On September 2, 2016, the restructuring of the outstanding balance amounting to $4.1 million dollars (approximately 79.6 million) by extending the due date up to December 2019, with quarterly payments on principal and interest on the unpaid balance at a variable Libor rate at 90 days plus 550 points for the first 4 quarters, 650 points for the next 4 quarters, 750 points for the net 4 quarters, and finally 900 points for the last 2 quarters.

Other (e)	123,984	-	104,039	-
Two unsecured loans were contracted, each for US$3.0 million (approximately $58.2 million) at 11.25% fixed rate, with semiannual payments of principal and interest and original maturing January 2016. Both credits were contracted again, and $1.0 million dollars on one of them was paid in January 2017.

Grupo TMM, S.A.B. and Subsidiaries	37

	2016		2015
	Short-term	Long-term	Short-term	Long-term
FTAI Subsea 88 Ltd	9,770	191,017	7,001	168,487
US$10.8 million line of credit through financial leasing (approximately $209.6 million), at 15.92% fixed rate with monthly payments of principal and interest on outstanding balances and maturing November 2023.

	506,434	246,810	532,795	168,487

Payable in euros
B V Scheepswerf Damen Gorinchem	24,447	122,951	-	-
Opening line of credit amounting to $7.58 million euros (approximating $166.9 million), at a 7.0% fixed rate with semester payments on principal and interest on unpaid balances and due November 2022.
	24,447	122,951	-	-
	$740,370	$9,330,087	$684,748	$9,995,502

(a)	On August 2, 2016, the Company completed the restructuring process of its payment schedule.

(b)	They correspond to judicial and private agreements signed for the debt recognition with respect to Deposit Certificates secured and backed by ADEMSA.

(c)	On March 4, 2016, the Company obtained a formal remission from the financial institution with respect to the nonperformance of the "Minimum Capital" financial ratio obligation.

(d)	The Company formally completed the restructuring of the payment schedule and new due date on September 12, 2016.

(e)
On January 31, 2017, both credits were contracted again by paying $1.0 million dollars on one of the credits. As at the issue date of these financial statements, the Company is up to date in its obligations.

Covenants
Some of the agreements related to the abovementioned loans contain certain covenants including the observance of certain financial ratios, restrictions on dividend payments, and sales of assets, among others. As at December 31, 2016, Grupo TMM and subsidiaries complied with the covenants set forth in those contracts. As at December 31, 2015, the Group did not comply with the Covenants described in the preceding paragraph (c).

The interest expense on the trust certificates and bank loans was $783,459 and $714,531 for the periods of twelve months ended December 31, 2016 and 2015, respectively.

The maturity of the long-term financial debt at December 31, 2016 and 2015 is as follows:

Maturity	2016	2015
2017	$-	$52,573
2018	118,515	44,382
2019	115,616	47,400
2020	64,040	34,427
2021	60,482	143,918
2022 and thereafter	8,971,434	9,673,102
	$9,330,087	$9,995,502

Grupo TMM, S.A.B. and Subsidiaries	38

17	Mandatorily convertible debentures into shares

At the General Extraordinary Stockholders’ Meeting of TTM held on August 30, 2016, the stockholders resolved to approve the issue of mandatorily convertible debentures into nominative ordinary shares without par value shown representative of the capital stock of Grupo TMM (the debentures) up to an amount of $4,600,000.

As at September 30, 2016, the first issue was realized of debentures named TMMO Series I-2016, in a total amount of $1,058,628, equivalent to 10,586,284 debentures with a par value of $100 pesos. These debentures were subscribed through BFs that the holders held at the time of the subscription (see Note 16). The debentures accrue interest at a 6.78% annual rate, which is totally capitalized in conformity with the terms of the issue.

The debentures will be converted into shares of Grupo TMM, at a rate of a value per share of $19.55 on the next conversion dates:

Conversion date	Percentage	Number of obligations to be converted
September 30, 2017	10%	1,058,628
September 30, 2019	45%	4,763,828
September 30, 2022	45%	4,763,828

In conformity with the terms agreed upon with the holders of debentures, in the event that the value of the shares that are issued at the time of the conversion are lower than the conversion value amounting to $19.55, Grupo TMM should deliver cash or another financial asset for that spread.

Based on the characteristics of the debentures, the Company has defined that those debentures are considered to be a compound financial instrument, with a financial liability component and an equity component. The summary of the components as at December 31, 2016 is shown below:

2016
Total issue of debentures	$1,058,628

Financial liability component	69,637
Interest payable	1,193
Transaction costs	(13,216)
Financial liability component of short-term debentures	$57,614

Financial liability component	$113,795
Interest payable	1,950
Transaction costs	(21,596)
Financial liability component of long-term debentures	$94,149

Equity component	$875,196
Interest payable	14,999
Transaction costs	(166,095)
Equity component of debentures	$724,100

Grupo TMM, S.A.B. and Subsidiaries	39

18	Balances and transactions with related parties

The accounts payable and transactions with related parties at December 31, 2016 and 2015 are summarized as follows:

	2016		2015
	Receivable	Payable	Receivable	Payable
Optimus (see Notes 12 and 13)	$59,098	$-	$-	$-
SSA México, S.A. de C.V.	-	51,515	-	28,291
	$59,098	$51,515	$-	$28,291

SSA México, S.A. de C.V., is a company with which Grupo TMM and Administración Portuaria Integral de Acapulco, S.A. de C.V. conduct leasing operations and consulting.

The most relevant transactions with related parties at December 31, 2016, 2015 and 2014 are summarized as follows:

	2016	2015	2014
Income:
Gain on sale of fixed assets	$54,679	$-	$-
Leases (a)	788	788	788
	55,467	788	788

Expenses:
Other expenses (b)	$346	$250	$220

(a)	Grupo TMM, S.A.B. leases with SSA México, S.A. de C.V.

(b)	Management consulting billed by SSA México, S.A. de C.V. to Administración Portuaria Integral de Acapulco, S.A. de C.V.

Operations involving executive personnel for the years ended December 31, 2016, 2015 and 2014 include the following expenses:

	2016	2015	2014
Short-term benefits
Salaries	$37,768	$40,571	$40,056
Social security costs	623	775	855
	$38,391	$41,346	$40,911

Grupo TMM, S.A.B. and Subsidiaries	40

19	Accounts payable and accrued expenses

Accounts payable and accrued expenses at December 31, 2016 and 2015 are shown as follows:

	2016	2015
Operating expenses	$160,413	$246,195
General expenses	121,589	129,603
Taxes payable	11,032	25,150
Purchased services	67,374	17,963
Salaries and wages	3,893	5,974
Other	41,204	33,316
	$405,505	$458,201

20	Disposal of assets and groups classified as held for sale and discontinued operations

At the beginning of 2013, Management decided to discontinue the warehousing that was operate through Almacenadora de Deposito Moderno, S.A. de C.V. (ADEMSA). This decision was made in keeping with the Company's strategy of focusing on its businesses that contributed higher returns as at those dates. Therefore, the assets and liabilities of ADEMSA were classified as assets available-for-sale up to 2015. Due to the current business strategy of Grupo TMM in 2016 Management decided to cancel its disposition plan of the warehousing and terminated negotiations with the potential buyer.

Due to this change in the disposition of ADEMSA, the amounts relative to the warehousing have been subject to a new presentation, in conformity with the applicable standard, by reclassifying the net loss of discontinued operations to continuing operations for the current period and all the comparative periods presented. The notes relative to continuing operations were also reclassified to reflect the effect of continuing operations.

As at December 31, 2015 and 2014, the effect on income for the warehousing operations is as follows:

	2015	2014
Income	$133,170	$104,852
Operating costs and expenses	(166,796)	(153,326)
Depreciation and amortization	(1,586)	(2,980)
Other income	970	10,214
Operating loss	(34,242)	(41,240)
Financial costs	(372)	(266)
Net loss for the year	(34,614)	(41,506)

As at December 31, 2015, the carrying values of assets and liabilities on disposal consisted of the warehousing and cabotage, as follows:

2015
Current assets
Cash and cash equivalents	$861
Other accounts receivable	31,237
Customers	15,834
Prepayments	141
Non-current assets
Property and equipment	127,683
Other assets	18,444
Assets classified as held for sale	$194,200

Grupo TMM, S.A.B. and Subsidiaries	41

2015
Short-term liabilities
Accounts payable	$79,013
Vendors	8,751
Bank loans (a)	2,584
Long-term liabilities
Bank loans (a)	5,734
Deferred taxes	11,620
Liabilities related to assets classified as held for sale	$107,702

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

As at December 31, 2015 and 2014, the cash flows generated by the warehousing and cabotage are summarized as follows:

	2015	2014
Operating activities	$(1,036)	$273
Investment activities	(473)	(1,712)
Financing activities	1,679	743
Cash flows from discontinued operations	$170	$(696)

21	Stockholders’ equity

Capital stock
At December 31, 2016 and 2015, the Company’s capital stock is comprised of 102,182,841 shares outstanding, registered, without par value, and with voting rights, which may be held by Mexican nationals, investors, or companies that include in their bylaws the exclusion of foreigners clause. Foreigners may acquire shares under the figure of American Depository Shares (“ADSs”).

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

Mandatorily convertible debentures into shares
See Note 17.

Net tax profit account (CUFIN)
At December 31, 2016 and 2015, the current balance in the Net Tax Profit Account (CUFIN for its acronym in Spanish) of the Holding Company it is as follows:

	2016	2015
CUFIN generated up to December 31, 2013	$3,115,313	$3,014,041
CUFIN generated beginning 2014	-	-
	$3,115,313	$3,014,041

Grupo TMM, S.A.B. and Subsidiaries	42

Dividends or earnings distributed to stockholders that are paid out of the CUFIN balance generated up to December 31, 2014 will not be subject to income tax until that balance is exhausted. Moreover, those balances paid out of the CUFIN generated beginning fiscal 2014 paid to individuals or foreign residents are subject to a 10% tax, which is final.

Dividends not drawn from the CUFIN, in addition to the above, will continue to be subject to income tax, paid by the entity, based on the general rate set by law, which is definitive and may be credited against the income tax for this and the next two years. The balance in these accounts is susceptible to adjustment to the distribution date using the Mexican Consumers’ Price Index (INPC).

Capital decreases
At December 31, 2016 and 2015, the current balance in the Capital Contribution Account (CUCA for its acronym in Spanish) is $4,101,394 and $4,896,351, respectively. In the event of capital reimbursement or decreases in favor of stockholders, the surplus for said reimbursement on this amount will be treated as a distributed earning.

In the event the equity capital exceeds the balance in the CUCA, the difference will be considered a dividend or distributed earning subject to the payment of income tax. If the earnings in reference come from the CUFIN, there will be no corporate tax due for the capital decrease or reimbursement. Otherwise, these will be treated as dividends or distributed earnings.

Other components of equity
Details of other components of equity at December 31, 2016 and 2015 are shown following:

	Statutory reserve	Defined benefit plan	Premium on convertible obligations	Translation result	Revaluation surplus		Total
Balance at December 31, 2014	$216,948	$(157,266)	$77,106	$(247,668)	$1,474,594		$1,363,714

Revaluation of vessels	-	-	-	-	1,157,690		1,157,690
Defined benefit plan	-	4,887	-	-	-		4,887
Reclassification from disposal of properties	-	-	-	-	(78,002)	(a)	(78,002)
Total before taxes	-	4,887	-	-	1,079,688		1,084,575
Tax expense	-	(1,466)	-	-	(347,307)		(348,773)
Total net of taxes	-	3,421	-	-	732,381		735,802
Balance at December 31, 2015	$216,948	$(153,845)	$77,106	$(247,668)	$2,206,975		$2,099,516

Revaluation of vessels and properties	-	-	-	-	424,634		424,634
Defined benefit plan	-	24,863	-	-	-		24,863
Reclassification from disposal of properties	-	-	-	-	(151,056)	(a)	(151,056)
Total before taxes	-	24,863	-	-	273,578		298,441

Tax expense	-	(7,459)	-	-	(127,390)		(134,849)
Total net of taxes	-	17,404	-	-	146,188		163,592
Balance at December 31, 2016	$216,948	$(136,441)	$77,106	$(247,668)	$2,353,163		$2,263,108

(a)	It corresponds to the reclassification of the revaluation surplus to accumulated losses from the sale of properties and to the depreciation of the period of revaluation of properties and vessels.

Grupo TMM, S.A.B. and Subsidiaries	43

22	Other income (expenses)

Other income (expenses) at December 31, 2016, 2015 and 2014 is summarized as follows:

	2016	2015	2014
Income from sale of fixed assets (b)	$56,534	$-	$-
Cancellation of liabilities	2,076	5,859	16,737
Other – Net	500	754	8,215
Proceeds from the sale of subsidiaries (a)	-	185,320	358,050
Cancellation of projects	(6,240)	(4,948)	-
Loss on investments in shares from recognition of cumulative losses	-	-	(15,971)
	$52,870	$186,985	$367,031

(a)	In 2015 and 2014, corresponds to the income from the sale of subsidiaries (see Note 1).

(b)	It includes the sale of a land to Optimus on June 20, 2016 (see Note 12 and 13).

23	Interest expense and other financial costs

This line at December 31, 2016, 2015 and 2014 is comprised as follows:

	2016	2015	2014
Interest on trust certificates	$684,829	$618,818	$660,357
Interest on other loans	98,630	95,713	95,476
Valuation of interest rate CAP	-	(12)	128
Amortization of trust certificate placement expenses	76,152	75,224	74,229
Amortization of expenses associated with other loans	6,011	4,754	6,589
Other financial expenses	3,645	5,735	18,729
	$869,267	$800,232	$855,508

24	Income tax and tax loss carryforwards

Income Tax
Results for the year
Grupo TMM and Subsidiaries incurred combined taxable income for the years ended December 2016 and 2015, in the amounts of $(110,668) and $397,273, respectively. Most of the companies that generated taxable income fully offset them against tax losses from prior years. Income on tax recognized in profit or loss corresponds to subsidiaries that generated taxable income of $11,443 and $11,047, respectively.

The difference between taxable and book income is due primarily to the gain or loss on inflation recognized for tax purposes, the difference between tax and book amortization and depreciation, non-deductible expenses, as well as certain temporary differences reported in different periods for financial and tax purposes.

In accordance with the currently enacted Income Tax Law, the rate for 2014, 2015, 2016, and subsequent years is 30%.

Grupo TMM, S.A.B. and Subsidiaries	44

The provision for income tax recognized in the statement of profit or loss for the years ended December 31, 2016, 2015 and 2014 is shown following:

	2016	2015	2014
Income tax	$(3,433)	$(3,314)	$(4,682)
Deferred tax for the year	272,048	(695,161)	-
Total income taxes	$268,615	$(698,475)	$(4,682)

The reconciliation between the provision for income tax based on the statutory income tax rate and the provision recorded by the Company at December 31, 2016, 2015 and 2014 is as follows:

	2016	2015	2014
Loss before taxes	$(775,179)	$(301,930)	$(460,337)
Income tax	232,554	90,579	138,101
(Decrease) increase from:
Difference in depreciation and amortization	48,701	(232,397)	(454,778)
Revaluation surplus	132,019	320,467	393,361
Income recognized in advance	(8,261)	(11,409)	(6,353)
Materials and supplies	(15,673)	(14,497)	(6,264)
Inflationary and currency exchange effects on monetary assets and liabilities, net	(102,928)	(87,765)	(150,405)
Tax losses – net	(63,803)	(498,884)	294,411
Provisions and allowance for doubtful accounts	(60,277)	(143,685)	(19,710)
Difference between the tax and book value for the sale of assets	116,906	(49,084)	(22,435)
Difference between the tax and book value for the sale of shares	20,136	7,902	(136,557)
Non-deductible expenses	(30,759)	(79,702)	(34,053)
Provision for income tax	$286,615	$(698,475)	$(4,682)

The components of deferred tax liability at December 31, 2016 and 2015 are comprised as follows:

	2016	2015
Tax loss carryforwards	$1,553,185	$1,458,633
Valuation allowance for tax losses	(9,798)	(7,543)
	1,543,387	1,451,090
Inventories and provisions – net	40,964	26,820
Concession rights and property, vessels and equipment	(1,662,402)	(1,697,482)
Total deferred tax liability	$(78,051)	$(219,572)

Grupo TMM, S.A.B. and Subsidiaries	45

Tax loss carryforwards
At December 31, 2016, Grupo TMM and its subsidiaries, report the following cumulative tax losses, which are restated applying the INPC factors according to Mexican law.

Year in which the loss was incurrred	Amounts	Year of expiration

2007	$261,947	2017
2008	598,387	2018
2009	719,662	2019
2010	921,550	2020
2011	527,106	2021
2012	723,259	2022
2013	536,872	2023
2014	224,838	2024
2015	138,781	2025
2016	523,152	2026
	$5,175,554

25	Segment reporting

The Company operates in the following segments: i) specialized maritime transportation, ii) logistics, and iii) ports and terminals, iv) warehousing.

Specialized maritime transportation operations ("Specialized Maritime Division") include transportation of bulk liquid products, materials, and provisions for drilling platforms, as well as towing services for ships. Logistics solution service operations ("Logistics Division"). Operations at ports and terminals ("Port and Terminal Division") include loading and unloading, storage at maritime port terminals, and shipping agency operations. Storage operations ("Storage Division") include storage and management of the facilities and bonded warehouses.

There are no changes in the measuring methods used to calculate the earnings reported for each segment. The information for each operating segment is as follows:

December 31, 2016	Specialized maritime division	Logistics division	Ports and terminal division	Warehousing division	Other businesses and shared accounts	Total consolidated

Revenue	$2,167,585	$190,902	$116,708	$126,070	$46,219	$2,647,484
Costs and expenses	(1,385,458)	(158,403)	(100,109)	(169,737)	(46,460)	(1,860,167)
Corporate expenses	-	-	-	-	(194,215)	(194,215)
Depreciation and amortization	(534,525)	(1,908)	(10,489)	(947)	(7,375)	(555,244)
Trasnportation profit (loss)	$247,602	$30,591	$6,110	$(44,614)	$(201,831)	$(37,858)
Costs, expenses and revenue not allocated						(544,422)
Net loss for the year						$(506,564)

Total assets by operating segment	$12,830,358	$25,929	$1,739,936	$148,828	$-	$14,745,051
Shared assets	-	-	-	-	(2,821,750)	(2,821,750)
Total assets	$12,830,358	$25,929	$1,739,936	$148,828	$(2,821,750)	$11,923,301

Total liabilities by operating segment	$11,107,505	$23,874	$276,772	$47,681	$-	$11,455,832
Shared liabilities	-	-	-	-	(496,521)	(496,521)
Total liabilities	$11,107,505	$23,874	$276,772	$47,681	$(496,521)	$10,959,311

Total capital expenditures by segment	$160,691	$-	$1,087	$139	$-	$161,917
Shared capital expenditures	-	-	-	-	155	155
Total capital expenditures	$160,691	$-	$1,087	$139	$155	$162,072

Grupo TMM, S.A.B. and Subsidiaries	46

December 31, 2015	Specialized maritime division	Logistics division	Ports and terminal division	Warehousing division	Other businesses and shared accounts	Total consolidated

Revenue	$2,770,891	$169,709	$114,225	$133,170	$73,950	$3,261,945
Costs and expenses	(1,630,348)	(137,308)	(96,080)	(179,646)	(72,666)	(2,116,048)
Corporate expenses	-	-	-	-	(199,057)	(199,057)
Depreciation and amortization	(648,079)	(4,968)	(10,582)	(1,586)	(7,428)	(672,643)
Transportation profit (loss)	$492,464	$27,433	$7,563	$(48,062)	$(205,201)	$274,197
Costs, expenses and revenue not allocated						(1,274,602)
Loss before discontinued operations						(1,000,405)
Discontinued operations						(18,465)
Net loss for the year						$(1,018,870)

December 31, 2015	Specialized maritime division	Logistics division	Ports and terminal division	Warehousing division	Other businesses and shared accounts	Total consolidated
Total assets by operating segment	$12,860,912	$16	$1,621,311	$-	$-	$14,482,239
Total assets by discontinued segment	-	-	-	194,200	-	194,200
Shared assets	-	-	-	-	(2,260,331)	(2,260,331)
Total assets	$12,860,912	$16	$1,621,311	$194,200	$(2,260,331)	$12,416,108

Total liabilities by operating segment	$10,822,299	$51,081	$230,753	$-	$-	$11,104,133
Total liabilities by discontinued segment	-	-	-	107,702	-	107,702
Shared liabilities	-	-	-	-	772,467	772,467
Total liabilities	$10,822,299	$51,081	$230,753	$107,702	$772,467	$11,984,302

Total capital expenditures by segment	$78,541	$-	$3,369	$473	$-	$82,383
Shared capital expenditures	-	-	-	-	19,976	19,976
Total capital expenditures	$78,541	$-	$3,369	$473	$19,976	$102,359

December 31, 2014	Specialized maritime division	Logistics division	Ports and terminal division	Warehousing division	Other businesses and shared accounts	Total consolidated

Revenue	$2,488,295	$161,984	$114,954	$104,852	$67,189	$2,937,274
Costs and expenses	(1,384,242)	(131,093)	(99,700)	(153,326)	(64,946)	(1,833,307)
Corporate expenses	-	-	-	-	(175,068)	(175,068)
Depreciation and amortization	(832,735)	(4,452)	(10,611)	(2,980)	(7,514)	(858,292)
Trasnportation profit (loss)	$271,318	$26,439	$4,643	$(51,454)	$(180,339)	$70,607
Costs, expenses and revenue not allocated						(535,626)
Loss before discontinued operations						(465,019)
Discontinued operations						(49,462)
Net loss for the year						$(514,481)
Total assets by operating segment	$16,472,921	$2,228	$1,603,633	$-	$-	$18,078,782
Total assets by discontinued segment	-	-	-	184,920	-	184,920
Shared assets	-	-	-	-	(5,339,375)	(5,339,375)
Total assets	$16,472,921	$2,228	$1,603,633	$184,920	$(5,339,375)	$12,924,327

Total liabilities by operating segment	$11,147,274	$412,751	$240,391	$-	$-	$11,800,416
Total liabilities by discontinued segment	-	-	-	94,150	-	94,150
Shared liabilities	-	-	-	-	392,216	392,216
Total liabilities	$11,147,274	$412,751	$240,391	$94,150	$392,216	$12,286,782

Total capital expenditures by segment	$184,265	$-	$13,905	$1,712	$-	$199,882
Shared capital expenditures	-	-	-	-	29,066	29,066
Total capital expenditures	$184,265	$-	$13,905	$1,712	$29,066	$228,948

Grupo TMM, S.A.B. and Subsidiaries	47

26	Employee benefits

Expense for employee benefits
The expenses recognized for employee benefits are:

	2016	2015	2014
Salaries, benefits and inherent	$654,677	$674,512	$660,108
Pensions – defined benefit plans	(14,764)	22,805	18,083
	$639,913	$697,317	$678,191

The liabilities recognized for pensions and other employee remunerations in the consolidated statement of financial position are comprised as follows:

	2016	2015
Long-term:
Pensions and seniority premium	$142,398	$189,213
Termination of employment	21,809	22,029
	$164,207	$211,242

The liabilities for employee benefits, short term, are included in the line “Accounts payable and accrued liabilities” in the consolidated statements of financial position, which at December 31, 2016 and 2015 are $3,893 and $5,974, respectively.

Remunerations on the termination of employment
The seniority premiums and the retirement plan (“pensions”) obligations are based on actuarial calculations using the projected unit credit method. Pension benefits are based mainly on years of service, age, and salary level upon retirement.

The amounts charged to operations include the amortization of the cost of past services over the average time of service remaining. The Company continues with its policy of recognizing actuarial losses and gains for seniority premiums and pensions in the consolidated statement of operations, the actuarial (loss) gain net of taxes for 2016 and 2015 was $17,404 and $3,421, respectively.

The plan exposes Grupo TMM to such risks as interest rate, investment, mortality, and inflation.

Interest rate risk
The present value of the defined benefits obligation is calculated using a discount rate making reference to the market performance of high-quality corporate bonds.

The estimated term for the bonds is consistent with the estimated term for the defined benefits obligation and is denominated in pesos. A decrease in the market performance of high-quality corporate bonds will increase the defined benefits obligation of Grupo TMM, although this is expected to be partially compensated by an increase in the fair value of certain of the plan’s assets.

Investment risk
The plan assets are predominantly capital and debt instruments traded on the Mexican Stock Exchange which are considered low risk.

Grupo TMM, S.A.B. and Subsidiaries	48

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

The details of the net cost for the period for seniority premiums and termination of employment, and also the basic actuarial estimates for the calculation of these labor obligations is shown as follows:

	2016		2015
	Pensions and seniority premiums	Termination of employment	Pensions and seniority premiums	Termination of employment
Current service cost	$(29,914)	$(1,717)	$5,679	$1,547
Interest cost	15,072	1,795	14,008	1,571
Net cost for the period	$(14,842)	$78	$19,687	$3,118

At December 31, 2016 and 2015, the reserve for pensions and seniority premiums, and also for the termination of employment, is comprised as follows:

	2016		2015
	Pensions and seniority premiums	Termination of employment	Pensions and seniority premiums	Termination of employment
Defined benefit obligations	$144,049	$21,809	$191,134	$22,029
Plan assets	(1,651)	-	(1,921)	-
Total reserve	$142,398	$21,809	$189,213	$22,029

At December 31, 2016 and 2015, the DBO for pensions and seniority premiums, and also for the reserve for termination of employment, are comprised as follows:

	2016		2015
	Pensions and seniority premiums	Termination of employment	Pensions and seniority premiums	Termination of employment
DBO at period start	$191,134	$22,029	$183,925	$19,880
Current service cost	(29,914)	(1,717)	5,679	1,547
Interest cost	15,072	1,795	14,008	1,571
Benefits paid	(1,128)	-	(256)	-
Benefits paid from plan assets	(13,739)	-	(9,752)	-
Miscellaneous	(269)	(1)	(7)	(11)
Actuarial losses and gains	(17,107)	(297)	(2,463)	(958)
DBO at period end	$144,049	$21,809	$191,134	$22,029

Grupo TMM, S.A.B. and Subsidiaries	49

The plan assets at December 31, 2016 and 2015 are comprised as follows:

	2016	2015
Value of the fund at year start	$1,921	$1,923
Expected return on assets	(294)	(194)
Plan contributions	13,739	9,752
Benefits paid	(13,739)	(9,752)
Interests of plan assets	24	192
Value of the fund at year end	$1,651	$1,921

The changes in the pension plan, seniority premium, and termination of employment plan at December 31, 2016 and 2015 are as follows:

	2016	2015
Reserve for obligations at year start	$211,242	$201,882
Total cost for the year	(14,764)	22,805
Contributions to the plan	(13,739)	(9,752)
Miscellaneous	-	(16)
Benefits paid charged to the reserve	(1,128)	(256)
Actuarial (loss) gains	(17,404)	(3,421)
Reserve for obligations at year end	$164,207	$211,242

The significant actuarial assumptions used for the valuation are:

	2016	2015
Discount rate	9.00%	8.25%
Salary increase rate	4.00%	4.00%
Inflation rate	3.50%	3.50%
Average working life expectancy	19.80	19.00

These assumptions were prepared by Management with the assistance of independent actuaries. The discount factors are determined near the end of each year making reference to the market performance of high-quality corporate bonds denominated in the currency in which the benefits will be paid and which have similar maturities to the terms for the pension obligation corresponding. Other assumptions are based on actual reference parameters and Management’s historical experience.

At December 31, 2016 and 2015, approximately 19% and 11%, respectively, of the Company’s employees work under collective bargaining agreements that are subject to annual salary reviews and biannually for other compensations. At December 31, 2016 and 2015, Grupo TMM has 1,334 and 1,750 employees, respectively.

The significant actuarial assumptions to determine the defined benefits obligation are the discount rate, the salary increase rate, and the average life expectancy. The calculation of the defined benefits obligation is sensitive to these assumptions.

Grupo TMM, S.A.B. and Subsidiaries	50

The following table summarizes the effects of changes to these actuarial assumptions on the defined benefits obligations at December 31, 2016:

	1.0% increase	1.0% decrease
Discount rate
(Decrease) increase in the defined benefits obligation	$(7,026)	$7,730

	1.0% increase	1.0% decrease
Salary increase rate
Increase (decrease) in the defined benefits obligation	$3,906	$(3,687)

	One year increase	One year decrease
Average life expectancies
Increase (decrease) in the defined benefits obligation	$6,800	$(6,922)

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

27	Loss per share

At December 31, 2016, 2015 and 2014 number of shares outstanding during the year. There are no potentially dilutive instruments outstanding, therefore basic and diluted loss per share are the same.

28	Fair value measurement

Fair value measures for non-financial assets
The non-financial assets and liabilities measured at fair value in the statement of financial position are grouped into three levels of fair value hierarchy. The three levels are defined based on the observability of relevant data for the measuring, as follows:

•	Level 1: quoted prices (without adjustment) in active markets for identical assets and liabilities;
•	Level 2: data other than the quoted prices included in Level 1 that are observable for the asset and liability, either directly or indirectly;
•	Level 3: non-observable data for the asset or liability.

At December 31, 2016 and 2015 non-financial assets measured at fair value are classified in Level 3 of this hierarchy, as described below:
	2016	2015
Level 3
Vessels	$8,028,276	$8,131,363
Buildings and facilities	253,396	186,937
Land	1,060,661	880,620
	$9,342,333	$9,198,920

The fair value of the principal vessels and properties of Grupo TMM is estimated based on appraisals prepared by independent naval engineers specializing in sea vessels and artifacts, and also independent, qualified real estate appraisers.

Grupo TMM, S.A.B. and Subsidiaries	51

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

The information used for the appraisal at December 31, 2016 was:

	Tanker vessels	Specialized vessels
Daily rate or fee	15,145 usd	53,000 usd
Average percentage of utilization	98%	98%
Discount rate	7.18%	7.18%

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

Grupo TMM, S.A.B. and Subsidiaries	52

At December 31, 2016 and 2015, the reconciliation between the carrying amounts of non-financial assets classified within Level 3 is as follows:

	Vessels	Buildings and facilities
Balance at January 1, 2016	$8,131,363	$1,067,557
Amount recognized in other comprehensive income:
Revaluation surplus of vessels	207,669	216,965
Amount recognized in statements of operations:
Loss on revaluation of vessels	(23,304)	-
	184,365	216,965
Additions and disposals, net	(287,452)	29,535
Balance at December 31, 2016	$8,028,276	$1,314,057

	Vessels	Buildings and facilities
Balance at January 1, 2015	$7,609,796	$1,067,421
Amount recognized in other comprehensive income:
Revaluation surplus of vessels	1,157,690	-
Amount recognized in statements of operations:
Loss on revaluation of vessels	(41,970)	-
	1,115,720	-
Additions and disposals, net	(594,153)	136
Balance at December 31, 2015	$8,131,363	$1,067,557

At December 31, 2016 and 2015, there were no effects from unrealized gains from fair value measurements.

Financial instruments measured at amortized cost disclosing fair value
See Note 16.

29	Financial instruments risk

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

Grupo TMM, S.A.B. and Subsidiaries	53

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

Grupo TMM also faces transactional currency exposure. This exposure derives from sales and acquisitions made in currencies other than Mexican pesos, Grupo TMM’s functional currency. At December 31, 2016 and 2015, approximately 75%, of Grupo TMM’s sales are denominated in US dollars, while approximately 25% and 28% respectively of the costs and expenses for both years are denominated in US dollars.

At December 31, 2016 and 2015, the Company held monetary assets and liabilities denominated in foreign currencies other than the Mexican peso, translated at the corresponding interbank exchange rate as related to the Mexican peso, as follows:

	2016		2015
	US $	Other currencies	US $	Other currencies
Assets	$1,217,594	$1,728	$1,443,579	$1,566
Liabilities	(1,177,029)	(151,080)	(1,220,388)	(4,873)
	$40,565	$(149,352)	$223,191	$(3,307)

At December 31, 2016 and 2015, the exchange rate was Ps20.6640 and Ps17.3398 per US dollar, respectively.

At May 26, 2017, release date of the consolidated financial statements, the net position in US dollars, unaudited, was similar to that at December 31, 2016, and the exchange rate was Ps18.5689 (per dollar).

Sensitivity analysis
The following table shows for the years ended December 31, 2016 and 2015, the sensitivity in operations associated with to the financial assets and liabilities of Grupo TMM and the exchange rate; US dollar (USD)/peso “considering that the rest of the conditions remain unchanged”. Assuming a variance of +/- 19.70% for 2016 and +/- 17.63% for 2015 in the peso/USD exchange rate. This percentage was determined based on the volatility of the average exchange rate market over the past 12 months. The sensitivity analysis is based on financial instruments in foreign currency held by Grupo TMM on the reporting date.

Grupo TMM, S.A.B. and Subsidiaries	54

If the peso had strengthened or weakened against the USD by 19.70% for 2016 and 17.63% for 2015, this would have had the following impact on the monetary position:

	2016		2015
	19.70% Increase in the exchange rate	19.70% decrease in the exchange rate	17.63% Increase in the exchange rate	17.63% decrease in the exchange rate
Assets in US dollars	$239,821	$(239,821)	$255,214	$(255,214)
Assets in other currencies	340	(340)	277	(277)
Liabilities in US dollars	(231,831)	231,831	(215,755)	215,755
Liabilities in other currencies	(29,757)	29,757	(862)	862
	$(21,427)	$21,427	$38,874	$(38,874)

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

Grupo TMM’s policy is to obtain fixed rated instruments on its loans and, when a loan has a variable interest rate, the Company’s policy is to obtain all needed derivative financial instruments in order to fix this rate. At December 31, 2016, the Company had $648.8 and $10,124.7 million pesos of debt contracted on fixed and variable rates, respectively. At December 31, 2015, the debt contracted on fixed and variable rates was $633.5 and $10,799.2 million pesos, respectively.

The variable portion of the debt is associated with the Trust Certificates for an original amount of $10,500,000. The Company has an interest rate CAP which allows for the Issuer Trust’s maximum payable rate to be 10.80% per annum during the first 4 years of the offering. In January 2014, the Company again extended the CAP for the period from August 2014 to August 2015, under which the maximum rate payable is 9.80%. In April 2015, the Company extended the CAP for the period from August 2015 to August 2016, under which the maximum rate payable is 9.80%. In addition, considering the conditions of the financial market and the changes on interest payment dates, the Company contracted an extension of the CAP on June 30, 2016, with which the maximum rate due is 8.35% for the August 2016 to November 2017 period.

Sensitivity analysis

The following table illustrates the sensitivity in operations at December 31, 2016 and 2015 to a reasonably possible change in the interest rates of +/- 1%. These changes are considered to be reasonably possible based on the current market conditions. The calculations are based on a variance in the average market interest rate for each period and the financial instruments on the reporting date that are sensitive to variances in the interest rates. The rest of the variables remain constant.

	2016		2015
	+1% Variance	-1% Variance	+1% Variance	-1% Variance
Profit or loss for the year	$(2,262)	$2,262	$(2,971)	$2,838

The impact shown in the above sensitivity is considered the same both in the results of operations and in stockholders’ equity.

Grupo TMM, S.A.B. and Subsidiaries	55

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

Some of the unimpaired accounts receivable are in arrears on the reporting date, as shown as follows:

	2016	2015
Up to 3 months	$2,462	$148,466
Up to 4 months	23,302	44,996
More than 4 months	378,392	244,780
	$404,156	$438,242

Regarding customers and other accounts receivable, Grupo TMM is not exposed to any significant problem of credit risk with any counterpart, either individually or as a group with similar characteristics. Based on historical information on the rate of default, Management considers the credit quality of the accounts receivable that are not in arrears or impaired, to be good.

Concentration of risk

For the year ended December 31, 2016 and 2015, the Company obtained revenues from Pemex Exploracion y Produccion, which represents 36% and 44%, respectively. None of the remaining customers represent more than 7% of its total revenues.

The Company permanently monitors the industry development in which its major clients operate, including significant key indicators such as oil prices, to consider it in the process of recognition and measurement of assets and liabilities in the consolidated financial statements.

Liquidity risk

The goal of Grupo TMM is to maintain a balance between the continuity of loans and flexibility through the use of bank loans and securitizations. At December 31, 2016 and 2015, only 7% and 6%, respectively, of Grupo TMM’s financial liabilities are due within the next 12 months.

Grupo TMM, S.A.B. and Subsidiaries	56

At December 31, 2016 and 2015, the financial liabilities of Grupo TMM have contractual maturities (including interest payments as applicable) are summarized as follows:

	Current		Non-Current
	In 6 months	6 to 12 months	1 to 4 years	More than 4 years
At December 31, 2016
Trade payables	$-	$189,576	$-	$-
Accounts payable and accrued expenses	-	405,504	-	-
Financial debt	685,231	55,139	494,664	8,835,123
	$685,231	$650,219	$494,664	$8,835,123

At December 31, 2015
Trade payables	$-	$279,044	$-	$-
Accounts payable and accrued expenses	-	458,201	-	-
Financial debt	203,091	481,657	168,487	9,827,015
	$203,091	$1,218,902	$168,487	$9,827,015

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

As of May 26, 2017, Grupo TMM had not received any request for an Extraordinary Shareholders Meeting concerning the accumulated losses of the Company, nor had the Company received notice of any request to judicial authorities to declare dissolution of the Company.

30	Capital management policies and procedures

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

Grupo TMM, S.A.B. and Subsidiaries	57

At December 31, 2016 and 2015, the capital management is summarized as follows:

	2016	2015
Stockholders’ equity	$963,990	$431,806

Total financial debt	10,070,457	10,680,250
Cash and cash equivalents	(902,704)	(1,045,359)
General financing	$9,167,753	$9,634,891

Ratio of total debt to stockholders’ equity	10.52	4.48

31	Commitments and contingencies

Commitments

a)	Concession fees
Pursuant to the concessions under the port and tugboat services are operated, the Company is required to make fixed and variable monthly payments. These payments totaled $19,057 and $15,572 in 2016 and 2015, respectively.

b)	Joint venture
In accordance with the description in Note 13b) Grupo TMM will contribute the amount of $113,777 ($6.16 million U.S. dollars), which must be paid in a period of 3 years, counted as of May 26, 2016. Grupo TMM will make this contribution by capitalizing the liability due to the sale of a plot of land, as discussed in Note 13b).

Contingencies

a)	RPS Claim
On August 7, 2007, Transportación Marítima Mexicana, S.A. de C.V. (“TMM”) filed a claim for arbitration against Refined Product Services (“RPS”) for US$50 thousand (approximately $1,033.20), for various expenses incurred by TMM due to the delay of the re-delivery of the tanker vessel Palenque.

On October 19, 2007, RPS filed a countersuit for US$3.0 million (approximately $61,992), for alleged faults and lack of maintenance involving the tanker vessel Palenque, and also consequential damages for having lost a contract while the vessel was being repaired.

TMM's position against this countersuit is strong, as there are sufficient elements and arguments for defense, also the amount claimed by RPS would appear to be excessive and for non-supported issues.

b)	Mutual loans between WWS and TMM
In December 2007, TMM and Worldwide Services, Ltd. (“WWS”) filed mutual claims; TMM for $393.731 thousand dollars (approximately $8,136), claiming fuel and low return on the performance of the tanker ship Veracruz A, and WWS in the amount of $938 thousand dollars (approximately $19,383), primarily claiming a presumed over-performance of the same ship.

As at the issue date of the consolidated financial statements, total claims against TMM amount $2.4 million dollars. However, those claims are considered weak.

Grupo TMM, S.A.B. and Subsidiaries	58

TMM filed an appeal to have the case dismissed, claiming that the Court has no jurisdiction since the arbitration proceedings were started with the name of the incorrect plaintiff, a partial ruling was handed down in which the case was not dismissed in January 2017. The final ruling will be handed down in the forthcoming months.

Company Management believes it has strong arguments to support the claim and to defend its position on the arbitration that is being carrying out.

c)	Mutual loans between Pacific Richfield Marine Pte. Ltd. ("PRM") and Grupo TMM
During 2014, all arbitration proceedings brought against Pacific Richfield Marine (“PRM”) were concluded unfavorably against Grupo TMM, involving the breach of two Purchase Agreements for the acquisition of two vessels. Grupo TMM lost the right to recover the deposit of US$5.2 million (approximately $107,453).

On February 15, 2016 was signed a Settlement Agreement between Pacific Richfield Marine and TMM in which a payment was agreed for the amount 400,000 US dollars, which was paid in December 2016.

d)	ADEMSA secured Certificates of Deposit
During 2011 and 2010, ADEMSA issued secured Certificates of Deposit in favor of various financial institutions, goods and/or amounts consigned thereto, which, as a result of the defaults by the producers and on exercising the right conferred by the Certificates, filed claim against ADEMSA for compliance with the obligations to deliver goods covered or payment of the amounts secured.

At December 31, 2016 and 2015, the Company held a reserve of $2,461 and $65,716, respectively, to settle the ADEMSA obligations, and also in these years, payments were made to financial institutions for $4,033 and $1,597, respectively. As of December 31, 2016, the reserve is included in accounts payable and accrued expenses. As of December 31, 2015, the reserve is included in Liabilities related to assets classified as held for sale.

e)	Termination of the Consolidation Regimen
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

Grupo TMM, S.A.B. and Subsidiaries	59

f)	Other legal proceedings
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

g)	Operations with related parties
Under the Income Tax Law, companies that conduct operations with related parties, nationals or nonresidents, are subject to fiscal limitations and obligations regarding the determination of the prices negotiated, as these must be comparable to those that would be used with or between independent parties on similar operations.

In the event the tax authorities were to review the prices and reject the amounts determined, they may demand, qin addition to the taxes and accessory charges corresponding (adjustments and surcharges), fines on omitted taxes, which could be for up to 100% of the adjusted tax amount.

The Company has significant transactions and relations with related parties, for which the Company holds documentation that confirms the terms of these transactions were conducted in 2015 similarly to transactions between unrelated parties. The Company and its subsidiaries are in the process of completing this study for 2016.

h)	Other legislation
Grupo TMM and Subsidiaries are subject to the laws and ordinances of other countries, as well as international regulations governing maritime transportation and the observance of safety and environmental regulations.

32	Events subsequent to the reporting date

a)
As mentioned in Note 4 of Going concern, during 2016 several factors significantly affected the Company and as a result of this situation on April 12, 2017 HR Ratings reviewed the rating of the issue to have it be HR A (E), maintaining the special review (see Note 16).

b)
On May 9, 2017 pursuant to the Trustholders’ Meeting was resolved that 49% of the interests payable on May 15, 2017 will be paid on November 15, 2017 together with the interests of such period; the remaining  51% of the interests payable was paid on the corresponding date.

Except for the aforementioned in paragraphs a) and b), there has been no other events that require any adjustment or that does not require an adjustment, but is significant between the reporting date and authorization date.

33	Authorization of the consolidated financial statements

The accompanying consolidated financial statements were authorized and approved for issue by Board of Directors and the General Stockholders’ Meeting on April 26 and April 29, 2017, respectively.

Grupo TMM, S.A.B. and Subsidiaries

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRUPO TMM, S.A.B.

	By:	/s/ Carlos Pedro Aguilar Mendez
Carlos Pedro Aguilar Mendez
Chief Financial Officer

Date: May 26, 2017