Form 20-F
period 2017-12-31
GRUPO TMM SAB
filed 2018-05-07
CIK 1163560

SECURITIES AND EXCHANGE COMMISSION

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

☑ Yes           No ☐

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

▪	Mexican, U.S. and global economic, political and social conditions;

▪	conditions affecting the international shipping and transportation markets or the oil and gas industry;

▪	our ability to reduce corporate overhead costs;

▪	the availability of capital to fund our expansion plans;

▪	our ability to utilize a portion of our current and future tax loss carryforwards (“Net Operating Losses” or “NOLs”);

▪	changes in fuel prices;

▪	changes in legal or regulatory requirements in Mexico or the United States;

▪	market and interest rate fluctuations;

▪	competition in geographic and business areas in which we conduct our operations;

▪	the adverse resolution of litigation and other contingencies;

▪	the ability of management to manage growth and successfully compete in new businesses;

Grupo TMM, S.A.B. and Subsidiaries

▪	the ability of the Company to diversify its customer base; and

▪	the ability of the Company to repay, restructure or refinance its indebtedness.

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

Selected Financial Data

The following table sets forth our selected financial data. The financial information presented for the fiscal years ended December 31, 2017, 2016, 2015, 2014 and 2013 was derived from our Audited Consolidated Financial Statements, of which the financial statements for each of the years ended December 31, 2017, 2016, and 2015 are contained elsewhere herein. The Audited Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB.

The following data presents selected consolidated financial information of the Company and should be read in conjunction with, and is qualified in its entirety by reference to, the Auditied Consolidated Financial Statements of the Company, including the Notes thereto, also included in this Form 20-F, and to Item 5. “Operating and Financial Review and Prospects.”

Grupo TMM, S.A.B. and Subsidiaries

GRUPO TMM, S.A.B. AND SUBSIDIARIES

SELECTED CONSOLIDATED FINANCIAL DATA UNDER IFRS
(in millions of Pesos, except per share data)

	Year Ended December 31,
	2017	2016	2015	2014	2013
CONSOLIDATED INCOME STATEMENT DATA(a)(b):
Transportation revenues	$2,464.9	$2,647.5	$3,261.9	$2,937.3	$2,968.8
(Loss) Income on Transportation(c)	(177.9)	37.9	274.2	70.6	315.0
Other Income — Net(d)	3,217.7	52.8	187.0	367.0	64.0
Operating Income(e)	3,039.8	90.7	461.2	437.6	379.0
Interest Income	24.8	24.7	21.4	23.7	37.9
Interest Expense	1,210.5	869.3	800.2	855.5	943.1
Exchange (Loss) Gain	(7.8)	(21.3)	15.7	(66.1)	4.4
Income (Loss) before Taxes	1,846.3	(775.2)	(301.9)	(460.3)	(521.8)
(Provision) Benefit for Income Taxes	(516.7)	268.6	(698.5)	(4.7)	(4.7)
Income (Loss) from continuing operations	1,329.6	(506.6)	(1,000.4)	(465.0)	(526.5)
Loss from discontinued operations	-	-	(18.5)	(49.5)	(24.9)
Net Income (Loss)	1,329.6	(506.6)	(1,018.9)	(514.5)	(551.4)
Attributable to Non-controlling interest	2.0	1.4	(2.3)	2.4	5.0
Attributable to stockholders of Grupo TMM, S.A.B.	1,327.6	(508.0)	(1,016.6)	(516.9)	(556.4)
Income (Loss) per Share from continuing operations(f)	13.012	(4.957)	(9.790)	(4.551)	(5.153)
Loss per Share from discontinued operations(f)	-	-	(0.181)	(0.484)	(0.244)
Income (Loss) per Share from Net Income (Loss)(f)	13.012	(4.957)	(9.971)	(5.035)	(5.397)
Income (Loss) per Share attributable to stockholders of Grupo TMM, S.A.B.(f)	12.992	(4.972)	(9.949)	(5.059)	(5.445)
Book value per Share(g)	21.140	8.780	3.586	5.571	1.335
Weighted Average Shares Outstanding (000s)	102,183	102,183	102,183	102,183	102,183

BALANCE SHEET DATA (at end of period)(a):
Cash and cash equivalents	$461.6	$902.7	$1,045.4	$743.1	$895.0
Total Current Assets	1,318.2	2,121.3	2,603.6	2,806.1	1,954.3
Property, vessels and equipment – Net	2,623.5	9,564.9	9,553.1	9,052.9	9,053.1
Concessions – Net	13.2	17.0	20.8	24.6	28.4
Total Assets	4,149.2	11,923.3	12,416.1	12,924.3	12,179.4
Short-term financial debt	502.4	740.4	684.7	918.6	636.6
Long-term financial debt	396.3	9,330.1	9,995.5	10,069.6	10,254.1
Capital stock	2,169.9	2,169.9	2,169.9	2,169.9	2,169.9
Stockholders’ Equity attributable to Stockholders of Grupo TMM, S.A.B.	2,160.2	897.2	366.4	569.3	136.4
Non-controlling equity interest in subsidiaries	68.8	66.8	65.4	68.3	64.6
Total Stockholders’ Equity	2,229.0	964.0	431.8	637.6	201.0

OTHER DATA:
Incremental Capital Investments(h)	$80.2	$162.1	$102.4	$228.9	$290.8
Depreciation and Amortization	562.9	555.2	672.6	858.3	589.5
Net cash provided by (used in):
Operating activities(i)	381.7	610.8	612.4	756.2	882.3
Investing activities	(218.5)	(74.4)	792.2	(124.4)	(208.7)
Financing activities	(581.7)	(744.5)	(1,165.8)	(801.8)	(868.1)

(a)
As of December 2017, the Company transferred 85% of the shares of TMM Division Maritima, S.A. de C.V. (“TMM DM”), formerly a wholly owned subsidiary, to the holders of certificates issued under our Mexican Peso-Denominated Trust Certificates Program (the “Trust Certificates Program”). Because the Company ceased to exercise control over TMM DM as of the date of the transfer, we have excluded TMM DM’s income from the consolidated income statement data and its assets and liabilities from the consolidated balance sheet data as of the transfer date.

(b)
As of July 2013, Grupo TMM sold 100% of its interest in its truck transportation and haul-away trailers business. Accordingly, as of such date Grupo TMM has categorized this business as a discontinued operation and has excluded it from the consolidated income statement data.

(c)	Represents “Operating Income” less “Other Income (Expense) – Net.”
(d)	See quantification of items in “Other Income (Expense) Integration” table below.
(e)	Operating Income is calculated by reconciling “Net Income (Loss)” with the items “Net Financing Cost” and “(Provision) Benefit for Income Taxes.”
(f)	As of December 31, 2013, 2014, 2015, 2016 and 2017 the number of Shares outstanding was 102,182,841.
(g)	Book value per Share results from dividing total shareholders’ equity attributable to stockholders of Grupo TMM by the outstanding Shares at the end of each period.
(h)	See Item 5. “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures and Divestitures.”
(i)
Commencing with fiscal year 2015, restricted cash is included as a part of the cash and cash equivalents line item. See Note 6 to the accompanying Audited Consolidated Financial Statements. Such inclusion has an effect on cash flows from operating activities disclosed in the consolidated statements of cash flows for all fiscal years reported.

Grupo TMM, S.A.B. and Subsidiaries

GRUPO TMM S.A.B. AND SUBSIDIARIES

SELECTED CONSOLIDATED OPERATING DATA
(in millions of Pesos)

	Year Ended December 31,
	2017	2016	2015	2014	2013
TRANSPORTATION REVENUES:
Maritime Operations (a)	1,951.3	2,167.6	2,770.9	2,488.3	2,455.3
Logistics Operations (b)	229.5	190.9	169.7	162.0	219.2
Ports and Terminals Operations (c)	134.2	116.7	114.2	114.9	113.4
Warehousing Operations (d)	149.9	126.1	133.1	104.9	130.3
Other business (e)	-	46.2	74.0	67.2	50.6
Total	$2,464.9	$2,647.5	$3,261.9	$2,937.3	$2,968.8

INCOME ON TRANSPORTATION(f):
Maritime Operations	24.0	247.6	492.5	271.3	517.8
Logistics Operations	34.0	30.6	27.4	26.4	40.7
Ports and Terminals Operations	10.3	6.1	7.6	4.6	0.2
Warehousing Operations	(31.6)	(44.6)	(48.1)	(51.4)	(38.3)
Shared corporate costs	(214.6)	(201.8)	(205.2)	(180.3)	(205.4)
Total	$(177.9)	$37.9	$274.2	$70.6	$315.0

OTHER INCOME (EXPENSE):
Gain from loss of control of TMM DM	$3,458.5	-	-	-	-
Proceeds from the sale of fixed assets	-	56.5	-	-	-
Proceeds from the sale of subsidiaries	(273.0)	-	185.3	358.1	8.1
Cancellation of provisions	-	2.1	5.9	16.7	9.8
Reserve for prepayment and arbitration expenses	-	-	-	-	(13.1)
Taxes recovered, net of expenses incurred	43.9	-	-	-	42.0
Other – Net	(11.7)	(5.8)	(4.2)	(7.8)	17.2
Total	$3,217.7	$52.8	$187.0	$367.0	$64.0

(a)	Maritime Operations primarily consist of offshore vessels, product tankers, parcel tankers, tugboats and shipyard operations.

(b)	Logistics Operations consist of container maintenance and repair, automotive services and intermodal terminal operations.

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

(e)	Represents certain new businesses which are in the development process.

(f)	Income on Transportation includes loss on revaluation of vessels in 2017, 2016 and 2015 of $39.3 million, $16.2 million, and $29.4 million, respectively.

Average Shares Outstanding

Income per Share is calculated based on the average number of Shares outstanding in each relevant year. The average number of Shares outstanding in 2013, 2014, 2015, 2016 and 2017 was 102,182,841. See Item 4. “Information on the Company — History and Development of the Company,”  Item 9. “The Offer and Listing — Share Repurchase Program” and Exhibit 6.1 “Computation of Earnings per Share.”

Grupo TMM, S.A.B. and Subsidiaries

Dividends

Pursuant to Mexican law and our bylaws, the declaration, amount and payment of dividends are determined by a majority vote of the holders of the outstanding shares represented at a duly convened shareholders’ meeting. Shareholders have the ability, at their discretion, to approve dividends from time to time. No dividend has been declared since 1997.

Exchange Rates

We maintain our financial records, including our tax records, in Pesos. The amounts in Dollars are converted to the Peso equivalent using the prevailing exchange rate. In 2017, approximately 75% of our net consolidated revenues and 25% of our operating costs and expenses were generated or incurred in Dollars. In the first three months of 2018, approximately 46% of our net consolidated revenues and 35% of our operating costs and expenses were generated or incurred in Dollars.  The remainder of our net consolidated revenues and operating expenses in 2017 and the first three months of 2018 were generated or incurred in Pesos.

The following table sets forth the high, low, average and period-end noon buying rates for Pesos reported by Banco de México (the “Noon Buying Rate”) expressed as Pesos per U.S. dollar for the periods indicated below.

	Exchange Rates
Year Ended December 31,	High(1)	Low(1)	Average(2)	End of Year(3)
2013	13.44	11.98	12.76	13.07
2014	14.79	12.85	13.30	14.73
2015	17.38	14.56	15.87	17.34
2016	21.05	17.18	18.67	20.66
2017	21.91	17.49	18.93	19.74

	Exchange Rates
Monthly,	High(4)	Low(4)	Average(5)	End of Month(6)
Year 2017 and 2018
November 2017	19.23	18.52	18.99	18.58
December 2017	19.79	18.62	19.10	19.74
January 2018	19.66	18.47	18.95	18.69
February 2018	18.88	18.40	18.62	18.79
March 2018	18.89	18.33	18.65	18.34
April 2018 (7)	19.05	17.98	18.32	19.05

(1)	The highest and lowest of the Noon Buying Rates for the Peso per U.S. dollar reported by Banco de México on the last business day of each month during the relevant year.
(2)	The average of the Noon Buying Rates on the last day of each month during the relevant year.
(3)	The Noon Buying Rates on the last day of each relevant year.
(4)	The highest and lowest of the Noon Buying Rates of each day in the relevant month.
(5)	The average of the Noon Buying Rates of each day in the relevant month.
(6)	The Noon Buying Rates on the last day of each relevant month.
(7)	Through April 25, 2018.

On April 25, 2018, the Noon Buying Rate was Ps. 19.0530 = US$1.00 (equivalent to Ps. 1.00 = US$0.0525).

Grupo TMM, S.A.B. and Subsidiaries

Risk Factors

Risks Relating to our Indebtedness

Our substantial indebtedness could adversely affect our financial condition and impair our ability to operate our business, and we may not be able to pay the interest on and principal amount of our indebtedness.

As of March 31, 2018, Grupo TMM’s total debt amounted to $796.1 million, which includes $701.3 million of bank debt owed to several different banks and $94.8 million owed to non-institutional lenders; of this debt, $439.2 million is short-term debt, and $356.9 million is long-term debt. Under IFRS, transaction costs in connection with financings are required to be presented as a part of debt.

As of December 31, 2017, Grupo TMM’s total debt amounted to $898.6 million, which includes $798.6 million of bank debt owed to several different banks, and $100.0 million owed to non-institutional lenders; of this debt, $502.4 million was short-term debt, and $396.3 million was long-term debt.

Although we have taken various measures to reduce our level of indebtedness, including eliminating approximately $10,440.95 million of debt under our Trust Certificates Program in December 2017 in connection with our transfer to certificate holders of 85% of the shares of TMM DM, our level of indebtedness remains substantial and could have important consequences, including the following:

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

If we cannot generate sufficient cash flow from operations to service our indebtedness we may default under our various financing facilities. If we default under any such facility, the relevant lender or lenders could then take action to foreclose against any collateral securing the payment of such facility. Our shipping assets have been pledged to secure our various vessel financing facilities. See Item 3. “Key Information — Selected Financial Data.”

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

Restrictive covenants in our financing agreements may restrict our ability to pursue our business strategies.

Our financing agreements contain a number of restrictive covenants and any additional financing arrangements we enter into may contain additional restrictive covenants. These covenants restrict or prohibit many actions, including our ability, or that of our subsidiaries, to, among others:

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

If we fail to comply with these and other restrictive covenants, our obligation to repay our indebtedness may be accelerated. If we cannot pay the amounts due under our financing facilities, the relevant lender or lenders could then take action to foreclose against any collateral securing the payment of such facility or facilities.

Grupo TMM, S.A.B. and Subsidiaries

We have to service our debt with revenues mostly generated in Mexican pesos. This could adversely affect our ability to service our debt in the event of a devaluation or depreciation in the value of the Mexican peso against the dollar.

As of March 31, 2018, approximately 84.3% of our debt was denominated in dollars. As of the date of this Annual Report, we do not generate sufficient revenue in dollars from our operations to service all of our dollar-denominated debt. Consequently, we have to use revenues generated in Mexican pesos to service our dollar-denominated debt. A devaluation or depreciation in the value of the Mexican peso, compared to the dollar, could adversely affect our ability to service our debt. During 2017, the Mexican peso appreciated approximately 4.5% against the dollar. From January 1 through March 31, 2018, the Mexican peso appreciated approximately 7.4% against the dollar.

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

Although we generated a profit for the year ended December 31, 2017, we accumulated losses in excess of two-thirds of our capital stock in each of the years ended December 31, 2013, 2014, 2015 and 2016, respectively. Our ability to continue as a going concern is subject to our ability to generate sufficient profits and/or obtain necessary funding from outside sources and there can be no assurance that we will be able to generate such profits or obtain such funding.

As of April 23, 2018, the company had not received any request for an Extraordinary Shareholders Meeting concerning the accumulated losses of the Company, nor had the Company received notice of any request to judicial authorities to declare a dissolution of the Company.

Our results of operations may be adversely affected by our spin-off of TMM DM.

Historically, our maritime operations segment has been the biggest contributor to our revenues, accounting for 79.2%, 81.9% and 84.9% of consolidated revenues for the year 2017, 2016, and  2015 respectively.  A substantial portion of those revenues was generated through the chartering of offshore vessels, product tankers and tugboats owned by TMM DM and related services in repect of those vessels.  Although we will continue to operate, market and manage TMM DM’s vessels pursuant to a maritime services contract following our transfer of 85% of the shares of TMM DM to holders of certificates issued under our Trust Certificates Program, the spin-off is likely to result in a decrease in our consolidated revenues.  We cannot assure you that such a decrease will not have a material adverse effect on our results of operations.  Further, we cannot assure you that TMM DM will not decide to terminate our services, or that such termination would not have a material adverse effect on our our business, results of operations and financial condition.

Grupo TMM, S.A.B. and Subsidiaries

If the time charter arrangements for the vessels we operate are terminated or expire, our business could be adversely affected.

As of March 31, 2018, we operated one product tanker on time charter to Petroleos de Venezuela (“PDVSA”), three product tankers on time charter to PMI Trading, Limited (“PMI”), and nine offshore vessels on time charter to PEMEX Exploración y Producción (“PEP”). PMI and PEP are subsidiaries of Petróleos Mexicanos, the national oil company of Mexico (“PEMEX”). In addition, as of March 31, 2018, we operated two offshore vessels under chartering agreements with private companies in the spot market for time periods of less than one year, and fifteen vessels were without a contract. In the event that these time charter agreements are terminated or expire without being renewed, we will be required to seek new bareboat or time charter agreements for these vessels. We cannot be sure that bareboat or time charters will be available for the vessels following termination or expiration, or that bareboat or time charter rates in effect at the time of such termination or expiration will be comparable to those in effect under the existing time charters or in the present market. In the event that bareboat or time charters are not available on terms acceptable to us, we may operate those vessels in the spot market. Because charter rates in the spot market are subject to greater fluctuation than longer term bareboat or time charter rates, any failure to maintain existing, or enter into comparable, charter agreements could adversely affect our operating results.

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

Grupo TMM, S.A.B. and Subsidiaries

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

Certain of our business segments face significant competition, which could have a material adverse effect on our results of operations. Our international and domestic maritime operations have faced significant competition, mainly from U.S., Mexican and other international shipping companies acting directly or through a Mexican intermediary.

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

Grupo TMM, S.A.B. and Subsidiaries

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

The liquid bulk and offshore vessel industries are both cyclical and volatile in terms of charter hire rates and profitability. In the future, charter rates and demand for vessels may fluctuate as a result of changes in the size of and geographic location of supply and demand for oil and related products, as well as changes in maritime regulations. These and other factors affecting the supply and demand for liquid bulk, offshore and vessels in general are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

The factors that influence demand for vessel capacity include:

▪	supply and demand for products suitable for shipping by vessels;

▪	changes in global production of products transported by vessels;

▪	the distance cargo products are to be moved by sea;

▪	the globalization of manufacturing;

▪	global and regional economic and political conditions;

▪	changes in seaborne and other transportation patterns, including changes in the distances over which cargoes are transported;

▪	environmental and other regulatory developments;

▪	technological advancements;

▪	currency exchange rates; and

▪	weather.

The factors that influence the supply of vessel capacity include:

▪	the number of newbuilding deliveries;

▪	the scrapping rate of similar vessels;

▪	the price of steel and other raw materials;

▪	changes in environmental and other regulations that may limit the useful life of vessels;

▪	the number of vessels that are out of service; and

▪	port congestion.

Grupo TMM, S.A.B. and Subsidiaries

Our ability to re-charter the vessels we operate upon the expiration or termination of their current charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, the prevailing state of the charter market for vessels. If the charter market is depressed when vessels’ charters expire, we may be forced to re-charter the vessels at reduced rates or even possibly a rate whereby we incur a loss, which may reduce our earnings or make our earnings volatile. The same issues will exist if we acquire additional vessels and attempt to obtain multi-year time charter arrangements as part of our acquisition and financing plan.

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

The aging of the vessels we operate may result in increased operating costs in the future, which could adversely affect our earnings.

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As the vessels we operate age, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of a vessel may also require expenditures for alterations or the addition of new equipment to vessels and may restrict the type of activities in which vessels may engage. We cannot assure you that, as the vessels we operate age, market conditions will justify such expenditures or will enable us to profitably operate the vessels during the remainder of their expected useful lives.

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

Grupo TMM, S.A.B. and Subsidiaries

Our maritime operations provide services to transport petrochemical products and refined clean and dirty petroleum products, respectively. See Item 4. “Information on the Company — Business Overview — Maritime Operations.” Under the United States Oil Pollution Act of 1990 (“OPA” or “OPA 90”), responsible parties, including ship owners and operators, are subject to various requirements and could be exposed to substantial liability, and in some cases unlimited liability, for removal costs and damages, including natural resource damages and a variety of other public and private damages resulting from the discharge of oil, petroleum or related substances into the waters of the United States. In some jurisdictions, including the United States, claims for spill clean-up or removal costs and damages would enable claimants to immediately seize the ships of the owning and operating company and sell them in satisfaction of a final judgment. The existence of comparable statutes enacted by individual states of the United States, but requiring different measures of compliance and liability, creates the potential for similar claims being brought in the United States under state law. In addition, several other countries have adopted international conventions that impose liability for the discharge of pollutants similar to OPA. If a spill were to occur in the course of operation of one of our vessels carrying petroleum products, and such spill affected the waters of the United States or another country that had enacted legislation similar to OPA, we could be exposed to substantial or unlimited liability. Additionally, our vessels carry bunkers (ship fuel) and certain goods that, if spilled, under certain conditions, could cause pollution and result in substantial claims against us, including claims under international laws and conventions, OPA and other U.S. federal, state and local laws. Further, under OPA and similar international laws and conventions, we are required to satisfy insurance and financial responsibility requirements for potential oil spills and other pollution incidents. Penalties for failure to maintain the financial responsibility requirements can be significant and can include the seizure of the vessel.

The vessels we operate must also meet stringent operational, maintenance and structural requirements, and they are subject to rigorous inspections by governmental authorities such as the U.S. Coast Guard for those vessels, which operate within U.S. territorial waters. Non-compliance with these regulations could give rise to substantial fines and penalties.

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

As of March 31, 2018, we had 1,524 employees, approximately 17% of whom were unionized.. The compensation terms of the labor agreement with these employees are subject to renegotiation on an annual basis and all other terms are renegotiated every two years. If we are not able to negotiate these provisions favorably, strikes, boycotts or other disruptions could occur, and these potential disruptions could have a material adverse effect on our financial condition and results of operations and on our ability to meet our payment obligations under our financing arrangements.

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

Our information technology systems could be subject to security breaches or network disruptions, which could have a material adverse effect on our business.

Our business relies on information technology systems, including computer hardware and software systems, that may be targeted for attack by computer hackers and cyber terrorists.  Although we employ various cybersecurity defenses and measures aimed at safeguarding the integrity of our information technology systems from attack, the risks from cyberattacks are constantly evolving and our protective measures may not adequately prevent cybersecurity breaches, which may result in unauthorized access to data by criminals, the theft, corruption or alteration of data, computer viruses, the installation of malware or ransomware, or other malicious acts aimed at disrupting our business operations.  If, as a result of such attacks, our information technology systems do not perform as anticipated or become unavailable, we may experience a decrease in operating performance, an increase in operating costs and damage to our reputation. Any significant security breaches or disruptions in the performance of our information technology systems could have a material adverse effect on our results of operations and financial condition.

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

Grupo TMM, S.A.B. and Subsidiaries

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

Mexico has historically experienced uneven periods of economic growth. Mexico’s gross domestic product (“GDP”) increased 1.4%, 2.8%, 3.3%, 2.9% and 2.0% in 2013, 2014, 2015, 2016 and 2017, respectively. For 2018, the Banco de Mexico Consensus Board1 estimates that GDP in Mexico is expected to grow by approximately 2.3%, while inflation is expected to be 4.1%. We cannot assure you that these estimates will prove to be accurate. The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Accordingly, Mexican governmental actions concerning the economy and state-owned enterprises could have a significant impact on Mexican private sector entities in general and on us in particular, as well as on market conditions, prices and returns on Mexican securities, including our securities.

Currency fluctuations or the devaluation and depreciation of the Peso could limit the ability of the Company and others to convert Pesos into U.S. dollars or other currencies which could adversely affect our business, financial condition and results of operations.

Severe devaluation or depreciation of the Peso may also result in governmental intervention or disruption of international foreign exchange markets. This may limit our ability to transfer or convert Pesos into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our dollar-denominated indebtedness and adversely affect our ability to obtain foreign currency and other imported goods. The Mexican economy has suffered current account balance of payment deficits and shortages of foreign exchange reserves in the past. While the Mexican government does not currently restrict, and for more than ten years has not restricted, the right or ability of Mexican or foreign persons or entities to convert Pesos into U.S. dollars or to transfer other currencies outside of Mexico, the Mexican government could institute restrictive exchange control policies in the future. To the extent that the Mexican government institutes restrictive exchange control policies in the future, our ability to transfer or convert Pesos into U.S. dollars for the purpose of making timely payments of interest and principal on indebtedness would be adversely affected. Devaluation or depreciation of the Peso against the U.S. dollar may also adversely affect U.S. dollar prices for our debt securities.

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

Mexico historically has had, and may continue to have, high real and nominal interest rates. The Mexican Interbank Equilibrium Interest Rate (TIIE) on 28-day averaged 4.28%, 3.52%, 3.32%, 4.47% and 7.05% in 2013, 2014, 2015, 2016 and 2017, respectively, and for the three-month period ended March 31, 2018, it averaged 7.74%. To the extent our debt is incurred in Mexican Pesos at interest rates linked to the TIIE or any other Mexican interest rate index, any increase in such rates will increase our financing costs.

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

Mexico has a history of high levels of inflation, and may experience high inflation in the future. The annual inflation rates for the last five years, as measured by changes in the National Consumer Price Index, as provided by Banco de México, were:

2013	3.97%
2014	4.08%
2015	2.13%
2016	3.36%
2017	6.77%
2018 (last twelve months ended March 31)	5.04%

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

Grupo TMM, S.A.B. and Subsidiaries

Political events and declines in the level of oil production in Mexico could affect the Mexican economy and our business, financial condition and results of operations.

Mexican political events may significantly affect our operations. On December 1, 2012, Enrique Peña Nieto, a member of the Institutional Revolutionary Party (“PRI”), began a six-year term as president of Mexico following his victory in the July 1, 2012 presidential election. Following President Peña Nieto’s election, the Mexican government has begun to implement significant changes in laws, policies and regulations aimed at fostering growth in certain key sectors of the Mexican economy, including the energy and transportation sectors. These reforms, as well as the results of the upcoming Mexican presidential election to be held in July 2018, could significantly change Mexico’s political and economic situation, which consequently could affect the Company’s operations.  Currently, no single political party holds a clear majority in either chamber of the Mexican Congress. The absence of a clear majority by a single party may hinder the timely implementation of political reforms, result in governmental gridlock and increase political uncertainty. We cannot provide any assurances that political developments in Mexico, over which we have no control, will not have an adverse effect on our business, financial condition or results from operations.

Mexico’s daily oil production statistics indicate that production has declined over the past eight years (2010-2017) at a compounded average rate of 3.9%, a trend that could continue in the coming years. In contrast, during the same period of time, imports of gasoline and diesel for domestic consumption grew 7.5%, and currently represent more than 70% of Mexico’s domestic consumption.

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

Political events in the United States could have a material adverse effect on our business, financial condition and results of operations.

On January 20, 2017, Donald J. Trump began a four-year term as president of the United States following his victory in the Nov. 8, 2016 presidential election.  During his presidential campaign, President Trump expressed a desire to alter the direction of U.S. trade policy, including through a renegotiation of NAFTA, and raised the possibility of imposing border taxes, increasing tarrifs or enacting other measures which would increase the price of goods imported into the United States, particularly from Mexico. Negotiations with Canada and Mexico to modernize NAFTA have commenced, with President Trump focused on implementing U.S. trade policy objectives, including the addition of new provisions to address regulatory practices, state-owned enterprises, services, customs procedures, sanitary and phytosanitary measures, labor, the environment, and other matters which may affect our business or the businesses of our customers.

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

As a result of lower oil prices following declines from 2014 levels, our clients may reduce spending on exploration and production projects, resulting in a decrease in demand for our services.

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

Grupo TMM, S.A.B. and Subsidiaries

Although worldwide oil prices increased during late 2017 and the first quarter of 2018, prices remain  well below 2014 levels. If lower oil and natural gas prices persist for a prolonged period, or decline further, oil and gas exploration and production companies are likely to cancel or curtail their drilling programs and lower production spending on existing wells, thereby reducing demand for our services.

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

	Spot price of Mexican crude oil
Year Ended December 31,	High(1)	Low(1)	Average(2)	End of Year(3)
2013	110.42	88.58	98.5	92.51
2014	102.41	45.45	87.66	45.45
2015	59.45	26.54	44.70	29.80
2016	46.53	18.90	35.86	46.30
2017	56.19	39.20	46.36	56.19

	Spot price of Mexican crude oil
Monthly,	High(4)	Low(4)	Average(5)	End of Month(6)
Year 2018
January	59.75	56.72	58.53	58.39
February	59.44	53.20	55.95	55.59
March	58.30	53.94	55.80	56.44
April (7)	55.39	54.66	55.08	54.66

(1)	The highest and lowest spot price of Mexican crude oil in U.S. dollars reported by Banco de México on the last business day of each month during the relevant year.
(2)	The average spot prices during the relevant year.
(3)	The spot price on the last day of each relevant year.
(4)	The highest and lowest spot price in the relevant month.
(5)	The average spot price of each day in the relevant month.
(6)	The spot price on the last day of each relevant month.
(7)	Through April 6, 2018.

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

On February 13, 2014, we filed an indirect writ of relief (amparo) challenging the constitutionality of various provisions of the tax reforms related to the elimination of the existing fiscal consolidation regime. On February 16, 2016, the court issued a ruling rejecting our constitutional challenge. We appealed this ruling on March 17, 2016 and on September 13, 2017,  the court rejected our appeal.

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

Grupo TMM, S.A.B. and Subsidiaries

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

In the past, a portion of the Shares and ADSs of the Company held by the Serrano Segovia family was pledged to secure indebtedness of the Serrano Segovia family and entities controlled by them and may from time to time in the future be pledged to secure obligations of other of their affiliates. A foreclosure upon any such Shares held by the Serrano Segovia family could result in a change of control under the various debt instruments of the Company and its subsidiaries. Such debt instruments provide that certain change of control events with respect to us will constitute a default and that the relevant lenders may require us to prepay our debt obligations including accrued and unpaid interest, if any, to the date of such repayment. If such a default occurs, we cannot assure you that we will have enough funds to repay our debt.

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

On December 15, 2017, as part of corporate restructuring to improve our debt profile, we transferred 85% of the shares of our wholly owned subsidiary, TMM Division Maritima, S.A. de C.V. (“TMM DM”), an owner and operator of supply vessels, tankers and tugboats, to the holders of certificates issued by TMM DM under our Mexican Peso-Denominated Trust Certificates Program (the “Trust Certificates Program”). The Trust Certificates Program involved the issuance to investors of certificates secured by trust assets and denominated in Mexican Pesos, the proceeds of which were used by us to consolidate and refinance our debt, as well as to finance the acquisition of additional vessels as contemplated by our expansion program.  As a result of the transfer, we no longer exercise control over TMM DM and our financial statements no longer include TMM DM’s assets, liabilities, and income (loss). Going forward, we will continue to operate the supply vessels, tankers and tugboats owned by TMM DM pursuant to a maritime services contract.  See Notes 4 and 5 to the accompanying Audited Consolidated Financial Statements contained elsewhere herein.

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

Maritime Operations. Our Maritime Operations division provides maritime transportation services, including offshore vessels that provide transportation and other services to the Mexican offshore oil industry, tankers that transport petroleum products within Mexican and international waters, parcel tankers that transport liquid chemical and vegetable oil cargos from and to the United States and Mexico, tugboats that provide towing services at the port of Manzanillo, Mexico, and dry bulk carriers that transport unpackaged commodities such as steel between South America, the Caribbean and Mexico. As of March 31, 2018, we operate a fleet of 39 vessels, which includes product and chemical tankers, harbor tugs and a variety of offshore supply vessels.  Of these vessels, 30 are owned by TMM DM and managed, operated and marketed by us pursuant to a maritime services contract.

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

Warehousing Operations. Through our subsidiary, Almacenadora de Depósito Moderno, S.A. de C.V. Auxiliary Credit Organization (“ADEMSA”), we provide warehousing and bonded warehousing facility management services. ADEMSA currently operates over 240,000 square meters of warehousing space throughout Mexico, including 64,939 square meters of direct warehouse space (the largest of which is located in northern Mexico City). Due to its regulated nature, ADEMSA is one of a limited number of warehousing companies authorized by the Mexican government to provide bonded warehousing services and to issue negotiable certificates of deposit.

Grupo TMM, S.A.B. and Subsidiaries

Set forth below are our total revenues over the last three fiscal years for each of our business segments:

	Consolidated Transportation Revenues (in millions of Pesos) Years Ended December 31,
	2017	2016	2015
Maritime Operations	$1,951.3	$2,167.6	$2,770.9
Ports and Terminals Operations	134.2	116.7	114.2
Logistics Operations	229.5	190.9	169.7
Warehousing Operations	149.9	126.1	133.1
Other Business	-	46.2	74.0
Total	$2,464.9	$2,647.5	$3,261.9

All of these revenues are earned in Mexico except for 3.57% of the revenues from our chemical tankers and product tankers.

Recent Developments

Spin-off of TMM DM

On December 15, 2017, as part of corporate restructuring to improve our debt profile, we transferred 85% of the shares of our wholly owned subsidiary, TMM DM, an owner and operator of supply vessels, tankers and tugboats, to the holders of certificates issued by TMM DM under our Trust Certificates Program.  As a result of the transfer, we no longer exercise control over TMM DM and our financial statements no longer include TMM DM’s assets, liabilities, and income (loss). Going forward, we will continue to operate the supply vessels, tankers and tugboats owned by TMM DM pursuant to a maritime services contract.  The terms of the contract provide for TMM DM to pay us a service fee based on the revenues generated by the vessels and their operating costs. The contract does not include a non-compete restriction, allowing us to continue our efforts to expand our existing fleet and develop new maritime business.

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

Corporate Restructuring, Issuance and Cancellation of Convertible Debentures

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

Grupo TMM, S.A.B. and Subsidiaries

In addition, the Company proposed to undertake a capitalization program providing for the issuance, in Mexico and only to Mexican investors holding debt related to the Company’s Trust Certificates Program, of convertible debentures in an aggregate principal amount of up to $4,600.0 million (the “Convertible Debentures”).  The Convertible Debentures were convertible into Shares of the Company at specified dates over a 10-year period at a price of $19.55 per Share.

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

On September 29, 2017, the Company agreed with the Convertible Debenture holders to defer the date on which the first conversion of 10% of the aggregate of the principal amount of the Convertible Debentures would occur from September 30, 2017 to June 30, 2018.

On December 4, 2017, the Company and the Convertible Debenture holders agreed to terminate the Convertible Debentures program.  Under the terms of the agreement, the Company delivered trust certificates to the Convertible Debenture holders in an amount equivalent to the principal value of the Convertible Debentures, plus accrued interest. Termination of the Convertible Debenture program extinguished any further liability of the Company in respect of the Convertible Debentures, and did not result in any gain or loss to the Company.  See Note 18 of the accompanying Audited Consolidated Financial Statements.

Acquisition of TTM

On September 14, 2016, in connection with the corporate restructuring described above, the Company acquired 100% of the stock of TTM from VEX and José F. Serrano Segovia. The terms of the stock purchase agreement provided for the Company’s subsequent acquisition by, and merger into, TTM as approved at the August 31, 2016 Extraordinary Shareholders’ Meetings of the Company and TTM, subject to the condition that the merger be declared effective by no later than April 14, 2017.  Because that merger did not take effect as described above, under the terms of the stock purchase agreement TTM became a wholly owned subsidiary of the Company effective as of September 14, 2016. See Note 5 of the accompanying Audited Consolidated Financial Statements.

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

Sale of Vessels

As part of our plan to modernize our fleet, we sold some of our older offshore vessels.  On June 16, 2015, we sold the Product Tanker “Palenque II” to Hydra Maritime LTD. Most recently, on September 4, 2017, we sold the tug vessel “Rey de Coliman” to Servicios Portuarios Generales SA de CV.

Grupo TMM, S.A.B. and Subsidiaries

Commencement of Bulk Carrier Service

In August 2017, we started to transport unpackaged commodities such as steel between South America, the Caribbean and Mexico in specialized ships called bulk carrier vessels.

Parcel Tankers Debt Restructuring

We restructured the payment schedule on the debt incurred to finance the purchase of the parcel tankers M/T “Maya” and M/T “Olmeca”, extending the maturity for one additional year to June 2018, with monthly principal and interest payments at a weighted average interest rate of 4.64% per annum.

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

	Foreign Trade 2015-2017(a)
	As of December 31, (in millions of Dollars)
	2017	2016	2015
Total Exports	US$409,494	US$373,939	US$380,550
Total Imports	US$420,369	US$387,064	US$395,232
Total Trade Flows	US$829,863	US$761,004	US$775,782
Growth Rate—Exports	9.5%	(1.7)%	(4.1)%
Growth Rate—Imports	8.6%	(2.1)%	(1.2)%
Growth Rate—Total	9.0%	(1.9)%	(2.6)%
Growth Rate—GDP(b)	2.0%	2.9%	3.3%

(a)	The figures include the in-bound (maquiladora) industry.
(b)	The methodology for calculating Growth Rate-GDP was modified by the Instituto Nacional de Estadistica, Geografia e Informatica (INEGI) and is based on 2013 prices.

Source: Instituto Nacional de Estadistica, Geografia e Informatica (INEGI).

Business Strategy

As part of our continued effort to achieve the Company’s goals, throughout the past 5 years we have accomplished the following:

▪
In December 2017, we restructured our Maritime Operations to decrease our consolidated debt and improve our debt profile by transferring 85% of the shares of our wholly owned subsidiary, TMM DM, an owner and operator of supply vessels, tankers and tugboats, to the holders of certificates issued by TMM DM under our Trust Certificates Program.  As a result of the transfer, we no longer exercise control over TMM DM and our financial statements no longer include TMM DM’s assets, liabilities, and income (loss). This should allow us to reduce our comprehensive financing cost by approximately 90%, improving our debt to capital ratio and providing us with greater free cash flow.  Going forward, we will continue to operate TMM DM’s vessel fleet pursuant to a maritime services contract under which we will be paid a service fee based on the revenues generated by the vessels and their operating costs. The contract does not include a non-compete restriction, allowing us to continue our efforts to expand our existing fleet and develop new maritime business.

▪	We have expanded the customer base of our Maritime Operations, resulting in better operating margins while strengthening our market position.

Grupo TMM, S.A.B. and Subsidiaries

▪
In August 2016, we announced a venture with TransCanada and Sierra Oil & Gas to jointly develop a refined products storage, transportation, and distribution infrastructure to serve the growing demand for refined products such as gasoline, diesel and jet fuel from Tuxpan, Veracruz to the central region of Mexico.

▪
In November 2016, we acquired a new generation harbor tug vessel, the “TMM Colima”, with azimuthal propulsion, from the Dutch shipyard Damen Shipyards Group. The vessel officially commenced operations on December 30, 2016 at the port of Manzanillo, where we have been an authorized concessionaire since 1997.  This vessel was acquired to enhance our fleet of vessels in response to the entry of a new competitor at the port of Manzanillo.

▪
In August 2016, our subsidiary TTM authorized the issuance of up to $4,600 million of Convertible Debentures to holders of Company debt under the Trust Certificates Program. The Convertible Debentures allowed us to capitalize the debt held by trust certificate holders through the mandatory conversion of the debentures into shares of the Company over a 10-year period. On December 4, 2017, we and the holders agreed to terminate the Convertible Debentures program. Termination of the program extinguished our liability in respect of the debentures, and did not result in any gain or loss to the Company.  See Note 18 of the accompanying Audited Consolidated Financial Statements.

▪
The Company continues the strategic plan to offset some of the instability in the oil industry which included the following actions: (i) reduction of costs and SG&A expenses, (ii) establishment of an early payment program (the “supply chain program”) through Nacional Financiera, S.N.C., reducing liquidity risk and the effect of payment delays which may result from recent changes in PEMEX’s payment policies and, (iii) of customer diversification.

▪
In the third quarter of 2013, we sold the ground transportation businesses (trucking and autohauling) in our Logistics Operations. In addition, in 2014 we agreed to sell our container terminal project in Tuxpan. With these sales, we continue our efforts to focus on our profitable businesses.

▪
With respect to our liabilities, in addition to continuing to service our debt obligations and improving our debt profile through the TMM DM spin off in 2017, in 2016 we partially prepaid our indebtedness to DVB Bank SE (formerly DVB Bank AG), and in 2017, we restructured the payment schedule, extending the maturity for one more year to June 2018.

Moving forward, our business strategy is focused on the following:

Expansion and Improvement of our Maritime Operations

The recent Mexican Energy Reforms are anticipated to result in increased oil and gas activity in Mexico by PEMEX and other industry participants, both domestic and international. To better capitalize on this increase in activity in light of the preferences granted to Mexican ship-owners under the Mexican Navigation Law (Mexican flagged vessels have a preference to perform cabotage in Mexican waters), our Maritime Operations division is focused on consolidating and expanding operations by: (i) increasing cabotage services with medium and long-term contracts; (ii) satisfying increasing demand for exploration and distribution services in Mexico and abroad by meeting market requirements for new generation vessels with higher-rated and deeper-water capabilities; and (iii) increasing the current capacity of our shipyard repair services to more than 30 vessels per year, of which approximately 42% have been vessels we operate and, in the long term, to have the capacity to build vessels, enabling us to compete to satisfy the expected demands of PEMEX and future customers for offshore vessels.

Expansion of our Ports and Terminals Operations

Tuxpan is the closest port to Mexico City and the central Mexican states, which account for more than 50% of Mexico’s GDP. It is also the main port of entry of gasoline and diesel imports, which account for more than 70% of domestic consumption.

Grupo TMM, S.A.B. and Subsidiaries

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

Maritime Operations

Our Maritime Operations include: (a) supply and logistics services to the oil offshore industry at offshore facilities in the Gulf of Mexico and between ports, moving crews and/or cargo to and from oil platforms; (b) product tankers for the transportation in cabotage of petroleum products, such as the distribution of gasoline to a variety of Mexican and international ports where the gasoline is further distributed inland; (c) parcel tankers, also known as chemical tankers, for the transportation of liquid chemical cargoes between ports in Mexico and the United States; (d) tugboats that provide harbor towing services in and out of the port of Manzanillo; (e) bulk carrier vessels that transport unpackaged general commodities between South America, the Caribbean and Mexico; and (f) shipyard services, including ship repair and dry docking services. This segment accounted for 79.2%, 81.9% and 84.9% of consolidated revenues for the year 2017, 2016, and  2015 respectively.

Grupo TMM, S.A.B. and Subsidiaries

Fleet Management

As of March 31, 2018, we operated 39  vessels comprised of product tankers, parcel tankers, offshore vessels, and tugboats.  Following the spin-off of TMM DM in December 2017, we entered into a maritime services contract with TMM DM pursuant to which we manage, operate and market the 30 ships belonging to TMM DM (22 offshore vessels, 4 tankers and 4 tugboats) for a fee based on the shipping revenues and the cost of services required to operate the vessels.

The table below sets forth information as of March 31, 2018, about the fleet we operate by type, size and capacities:

Vessel Type	Number of Vessels	Total Dead Weight Tons (in thousands)	Total Cubic Meter Capacity (in thousands)	BHP(*)
Offshore vessels	26	34.4	**	5,389
Product tankers	4	186.7	204.9	**
Parcel tankers	3	41.1	45.0	**
Tugboats	6	2.6	**	4,964
Total	39	264.8	249.9

*	Average Brake Horse Power.

**	Not applicable.

Offshore Vessels

We have been participating in this business for more than 20 years. Our offshore division provides supply and logistics services to the offshore industry between the ports and the offshore facilities in the Gulf of Mexico through a specialized fleet that includes fast and conventional crew vessels, supply vessels, anchor handling tug supply vessels, floating production, storage and offloading (“FPSO”) vessels and Dynamic Positioning (“DP”) vessels. Other services include supply and administration of onboard personnel, coordination and supervision of the maritime transport of staff, materials and equipment from the base on shore to operational points of the vessels within the oil-drilling zone of the Gulf of Mexico, and coordination and supervision of catering and accommodation matters onboard the vessels. As of March 2018, the vessels we operate represent 15% of Mexico’s offshore fleet. As of March 31, 2018, nine vessels were directly hired by PEMEX, two vessels were hired by private companies, and fifteen vessels were available for hire.

Set forth below is information regarding the offshore vessels fleet as of March 31, 2018:

Vessel	Year	Flag	DWT(1)	LOA(2)(m)(3)	Beam (m)	BHP	Charterer
*Eco III	2008	Mexico	10,306	117.0	21.0	3,618	-
*Isla Arboleda	2002	Mexico	417	46.0	8.0	5,400	-
*Isla Arcas	2001	Mexico	224	50.3	9.1	7,200	-
Margot Marianne	1988	Mexico	320	39.6	7.9	2,100	-
*Isla Azteca	1998	Mexico	1,000	61.9	14.0	3,900	-
*Isla Blanca	2008	Mexico	480	49.4	11.0	1,700	PEP
*Isla Ciari	2009	Mexico	480	49.4	11.0	1,700	PEP
Isla Colorada	2001	Mexico	540	44.0	11.0	1,700	-
*Isla Creciente	2002	Mexico	357	42.7	9.0	6,750	-
*Isla de Cedros	1999	Mexico	2,000	67.0	14.9	8,000	PEP
*Isla San Jose	2006	Mexico	1,660	68.0	16.0	12,240	CASHMAN
*Isla Grande	2004	Mexico	2,800	75.0	16.0	12,000	CASHMAN
*Isla Guadalupe	1998	Mexico	1,598	61.0	13.8	5,300	-
*Isla Janitzio	2008	Mexico	480	49.3	11.0	1,700	PEP

Grupo TMM, S.A.B. and Subsidiaries

Vessel	Year	Flag	DWT(1)	LOA(2)(m)(3)	Beam (m)	BHP	Charterer
*Isla León	2008	Mexico	1,350	63.4	15.6	6,500	-
*Isla Miramar	2000	Mexico	255	48.8	9.1	6,750	PEP
*Isla Monserrat	2007	Mexico	3,250	71.9	16.0	5,450	PEP
Isla Passavera	1979	Mexico	293	32.0	7.3	2,100	-
*Isla Pelicano	1984	Mexico	1,200	59.2	12.1	6,140	-
*Isla San Gabriel	2009	Mexico	369	55.6	10.4	7,200	PEP
*Isla San Ignacio	2009	Mexico	488	50.0	11.0	7,200	-
*Isla San Luis	2009	Mexico	381	55.5	10.4	7,200	-
*Isla Santa Cruz	2008	Mexico	1,900	63.4	15.8	6,800	-
*Isla Verde	2001	Mexico	540	44.0	11.0	1,700	PEP
Subsea 88	2010	Mexico	1,115	55.0	13.8	2,574	PEP
*Isla San Diego	2009	Mexico	552	55.2	10.4	7,200	-

(1)	Dead weight tons.
(2)	Overall length.
(3)	Meters.
*	TMM DM vessel.

Product Tankers

Since 1992, we have provided product tanker chartering services to PEMEX for the transportation of clean and dirty petroleum products, from refineries to various Mexican ports. The fleet is comprised of 4 product tankers, which include three short-term contracts with PMI, one long-term time charter contract with PDVSA.

Set forth below is information regarding the product tanker fleet as of March 31, 2018:

Vessel	Year	Flag	Hull	DWT(1)	LOA(3)(m)(4)	Beam (m)	Charterer
*Veracruz (formerly Amatlan II)	2002	Mexico	DH(2)	45,467	189	32	PMI
*Tajin	2003	Mexico	DH(2)	47,147	183	32	PDVSA
*Tula	2005	Mexico	DH(2)	46,911	183	32	PMI
*Durango (formerly Tulum)	2000	Mexico	DH(2)	47,131	183	32	PMI

(1)	Dead weight tons.
(2)	Double hull.
(3)	Overall length.
(4)	Meters.
*	TMM DM vessel.

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

Parcel Tankers

Our parcel tanker business operates between Mexican and American ports in the Gulf of Mexico, transporting chemicals, vegetable and animal oils and molasses. The majority of the transported cargo is under contracts of affreightment (“COAs”) in which the customers commit the carriage of their cargo over a fixed period time on multiple voyages, with a minimum and a maximum cargo tonnage at a fixed price. The vessel operator is responsible for the vessel, the fuel and the port expenses. Currently, our parcel tanker fleet is comprised of two owned vessels and one chartered vessel. We transported 618 thousand tons of chemical products in our parcel tankers during 2017, 627 thousand tons during 2016, and 594 thousand tons during 2015. Our primary customers for our parcel tanker services include major oil and chemical companies.

Grupo TMM, S.A.B. and Subsidiaries

Set forth below is information regarding our parcel tankers as of March 31, 2018:

Vessel	Flag	Year	LOA	Beam	Draft	DWT(1)	Capacity M3 Total
			(m)(2)	(m)	(m)
Olmeca	Marshall Islands	2003	130.0	22.4	12.0	15,472	16,800
Maya	Marshall Islands	2003	123.0	20.0	8.7	12,452	14,102
CB Houston	Marshall Islands	2003	128.6	20.4	8.7	13,158	14,106
					Total	41,082	45,008

(1)	Dead weight tons.
(2)	Meters.

Harbor Towing

Since January 1997, TMM (formerly Servicios Mexicanos en Remolcadores, S.A. de C.V.) has held a concession to provide tugboat services in the port of Manzanillo, including port docking and navigation in and out of channels and port facilities into open waters. In December 2014, the concession to operate this business was renewed by the relevant authorities until January 17, 2023, with an option to extend for an additional eight years. As of March 31, 2018, we were operating six tugboat vessels, four of which are owned by TMM DM (the tugboats TMM Cuyutlan, TMM Tepalcates, Nevado de Colima and SMR Manzanillo).

Bulk Carrier

In August 2017, we commenced transporting unpackaged general commodities such as steel between South America, the Caribbean and Mexico in specialized ships called bulk carrier vessels.  Our bulk carrier services typically involve the hiring of a bulk carrier vessel approximately once per month.

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

Customers and Contractual Arrangements

The primary purchasers of our Maritime Operations services are multi-national oil, gas and chemical companies. These services are generally contracted for on the basis of short-term or long-term time charters, voyage charters, COAs or other transportation agreements tailored to the shipper’s requirements. In 2017, our ten largest customers accounted for approximately 78% and 62% of Maritime Operations revenues and consolidated revenues, respectively. The loss of one or more of our customers could have a material adverse effect on the results of our Maritime Operations.

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

Grupo TMM, S.A.B. and Subsidiaries

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

Ports and Terminals Operations

We conduct operations at the Mexican ports of Acapulco, Tuxpan and Tampico. We have been granted two partial assignment agreements of rights and obligations in respect to our operations at Tuxpan and Tampico. Additionally, we own land in Tuxpan on which we are developing various terminals, including a liquid oils terminal, a citrus juice export terminal and an automobile terminal. Our concession in Acapulco and our partial assignment agreement of rights and obligations in Tuxpan give us the right of first refusal to continue operations for a second term once the term of the original contract expires. In August 2010, we began operations in the port of Tampico, where we were granted a two-year permit (renewable for an additional two years) to conduct vessel loading and unloading. In September 2012, the permit was extended for four years with the option to extend upon request. The permit was renewed in October 2016 and again in October 2017, in each case for an additional one-year period.  Ports and Terminals operations accounted for 5.4%, 4.4% and 3.5% of consolidated revenues in 2017, 2016, and 2015 respectively.

The following table sets forth our existing port facilities and concessions:

Port	Concession	Date Awarded	Duration
Acapulco	Integral port administration	June 20, 1996	25 years (with the possibility of extension)

Tuxpan	Stevedoring Services	August 4, 1999	20 years (includes extension for 10 years that was exercised in 2009).

Tampico	Permit for loading and unloading operations	October 30, 2017	1 year

Grupo TMM, S.A.B. and Subsidiaries

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

In 2017, we handled 36,835 automobile exports for Volkswagen, Chrysler and Nissan to South America and Asia, reflecting a decrease of 9.5% from 2016, when we handled 40,680 automobiles at our terminal.

Acapulco is one of the main tourist ports in Mexico. During 2017, we received 30 cruise ship calls in Acapulco, representing an increase of 67% from 2016.

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

Tampico

In July 2010, we were granted a two-year permit to conduct vessel loading and unloading operations in the public berths at the port of Tampico. In September 2012, the permit was extended for four years with the option to extend upon request, and then renewed in October 2016 and again in October 2017, in each case for an additional one-year period. Our operations in Tampico involve the loading and unloading of general cargo, such as steel and wood.

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

Grupo TMM, S.A.B. and Subsidiaries

Logistics Operations

Through TMM Logistics, S.A. de C.V. (“TMM Logistics”), a wholly owned subsidiary of Grupo TMM, we provide dedicated logistics services to major manufacturers, including automobile manufacturers, and retailers with facilities and operations throughout Mexico. The services that we provide include consulting, analytical and logistics outsourcing services, which encompass the management of inbound movement of parts to manufacturing plants consistent with just-in-time inventory planning practices; logistics network (order-cycle) analysis; logistics information process design; supply chain and logistics management; product handling and repackaging; local pre-assembly; and maintenance and repair of containers in principal Mexican ports and cities. Due to the scope of our operations, together with the extent of our experience and resources, we believe that we are uniquely positioned to coordinate the entire supply chain for our customers. This segment accounted for 9.3%, 7.2% and 5.2% of consolidated revenues in 2017, 2016 and 2015, respectively.

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

Warehousing Operations

We offer warehousing and bonded warehousing facility management services through our subsidiary, ADEMSA. ADEMSA currently operates over 240,000 square meters of warehousing space throughout Mexico, including 64,939 square meters of direct warehouse space (the largest of which is located in northern Mexico City). Due to its regulated nature, ADEMSA is one of a limited number of warehousing companies authorized by the Mexican government to provide bonded warehousing services and to issue negotiable certificates of deposit.

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

Grupo TMM, S.A.B. and Subsidiaries

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

Competition

Maritime Operations

The Company’s primary competitors in the offshore vessel business are Tidewater de Mexico, S. de R. L. de C.V., Naviera Bourbon Tamaulipas, S.A. de C.V., Mantenimiento Express Marítimo, S.R.L., Naviera Integral, S.A. de C.V., Marinsa S.A. de C.V. and Blue Marine Technology Group, Aquamarine International Shipping, S.A. de C.V., Constructora Subacuática Diavaz, S.A. de C.V.

The Company’s primary competitor in the parcel tanker business is Stolt-Nielsen Transportation Group Ltd. Some other competitors in this business include Team Tankers, Ace Tankers, Eitzen and Caribbean Tankers, Inc. and Nordic Tankers.

In 2015, our tugboat business did not have a direct competitor within the port of Manzanillo. However, other important tugboat operations in Mexico are provided by Saam Remolques, S.A., Cia. Marítima del Pacífico, S.A. de C.V., Cia Marítima Mexicana, S.A. de C.V., Svitzer and Intertug. In June 2016, however, Cia Marítima Mexicana, S.A. de C.V. was awarded the right to be the second supplier of towing service at the port of Manzanillo following the conclusion of a bidding process conducted by harbor administrator “Administración Portuaria Integral de Manzanillo, S.A. de C.V”. (“API”). As a result, Compañía Marítima Mexicana, S.A. de C.V. has been a competitor of our tugboat business in the port of Manzanillo since April 2017.

The Company’s primary competitors in the product tanker business are Scorpio Tankers, Maersk Tankers, and PEMEX Refinación.

The primary competitors of our shipyard business are Talleres Navales del Golfo, Astilleros Mexicanos JP, Astilleros de Marina, Astilleros Pergasa en Progreso, and Reparaciones Navales Zavala S.A. C.V.

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

Grupo TMM, S.A.B. and Subsidiaries

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

Grupo TMM, S.A.B. and Subsidiaries

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

Grupo TMM, S.A.B. and Subsidiaries

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

Grupo TMM, S.A.B. and Subsidiaries

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

In August 2014, SENER and CNH announced the results of PEMEX’s “round zero” lease allocation, awarding PEMEX approximately 83% of Mexico’s proven and probable (2P) reserves and 21% of its prospective resources. “Round one”, which consisted of four phases that took place in July, September, and December 2015 and December 2016, respectively, awarded to various international oil and gas companies the right to conduct oil and gas operations in shallow water exploration and production areas, onshore production areas and deepwater exploration areas. “Round two”, which began in June 2017, is divided into four tenders, the first of which involved the award of production sharing contracts, while the following three rounds involved the award of license contracts. “Round three” began in September 2017 and consisted of three tenders, the first of which involved the award of production sharing contracts, with the following two rounds featuring license contracts. Additionally, there are the so-called “farmouts” in which PEMEX will conduct oil and gas operations jointly with a third party, either to increase production, share risks, obtain geological information or access new technology. Farmouts are to be divided into four tenders, the first of which resulted in the signing of a license contract in March 2017. The bidding process for the remaining farmout tenders began in 2017 and has resulted in two license contracts signed in March 2018.

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

Grupo TMM, S.A.B. and Subsidiaries

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

On February 13, 2014, we filed an indirect writ of relief (amparo) challenging the constitutionality of various provisions of the tax reforms related to the elimination of the existing fiscal consolidation regime. On February 16, 2016, the court issued a ruling rejecting our constitutional challenge. We appealed this ruling on March 17, 2016 and on September 13, 2017,  the court rejected our appeal.

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

Grupo TMM, S.A.B. and Subsidiaries

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

Grupo TMM, S.A.B. and Subsidiaries

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

Organizational Structure

We hold a majority of the voting stock in each of our subsidiaries. The most significant subsidiaries, as of March 31, 2018, include:

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

Property, Vessels and Equipment

Our principal executive offices are located in Mexico City, and are currently under lease from May 2006 through April 2029. Our business activities in the logistics and transportation fields are conducted with both leased and owned equipment, and, in certain instances, through concessions granted to us by the Mexican government. We were granted the right to operate certain facilities, including certain warehouses, cruise ship terminals and ports, as part of franchises awarded through the Mexican government’s privatization activity. We operate facilities, either through leases or with direct ownership interests, in Acapulco, Aguascalientes, Altamira, Cancun, Ciudad del Carmen, Ciudad Juarez, Ciudad de Mexico, Celaya, Coatzacoalcos, Cuernavaca, Dos Bocas, Ensenada, Guadalajara, Veracruz, Manzanillo, Monterrey, Nuevo Laredo, Puebla, Reynosa, Tapachula, Tampico, Toluca and Tuxpan. See Item 4. “Information on the Company — Business Overview,” and Notes 12 and 13 to the accompanying Audited Consolidated Financial Statements contained elsewhere herein.

Concession Rights and Related Assets as summarized below:

	Years Ended December 31,
	2017	2016	Estimated Amortization Life (Years)
	(in thousands of Pesos)
API Acapulco	$94,607	$94,607	9
Tugboats in the port of Manzanillo	30,266	30,266	*
	124,873	124,873
Accumulated amortization	(111,629)	(107,844)
Concession rights and related assets – net	$13,244	$17,029

(*)  Fully amortized.

Grupo TMM, S.A.B. and Subsidiaries

Property, Vessels and Equipment are summarized below:

	Years Ended December 31,
	2017	2016	Estimated Total Useful Lives (Years)
	(in thousands of Pesos)
Vessels	$1,118,250	$8,028,276	25
Shipyard	318	363	40
Drydocks (major vessel repairs)	12,608	4,457	2.5
Buildings and installations	242,204	253,396	20 and 25
Warehousing equipment	647	1,242	10
Computer equipment	556	794	1 and 2
Terminal equipment	6,885	3,319	8
Ground transportation equipment	3,751	4,203	4, 5 and 10
Other equipment	7,641	9,556
	$1,392,860	$8,305,606
Land	1,184,427	1,060,661
Construction in progress	46,248	198,605
Total Property, Vessels and Equipment—net	$2,623,535	$9,564,872

On March 31, 2014, the Company, through its subsidiary IDN, entered into a “sale and  leaseback” arrangement with UNIFIN Financiera, S.A.P.I. de C. V., SOFOM E.N.R. (“UNIFIN”) whereby IDN sold to UNIFIN the floating dry-dock “ARD-10”, the floating dry-dock “ABDF 2”, and the towing vessel “Catherine M” for an amount of approximately $55.6 million. At the same time, IDN and UNIFIN entered into an operating leasing arrangement for the three assets in order to maintain their ability to operate and generate income. The leasing arrangement will last four years with an option to extend. Under the arrangement, IDN is the lessee and UNIFIN is the lessor.

On May 14, 2014, the Company, through its subsidiary TMM, entered into a sale and leaseback arrangement with UNIFIN, whereby TMM sold to UNIFIN the  seaboats “Isla Passavera” and “Margot Marianne” for approximately $22.7 million. At the same time, TMM and UNIFIN entered into an operating leasing arrangement for the two assets in order to maintain their ability to operate and generate income. The leasing arrangement will last four years with an option to extend. Under the arrangement, TMM is the lessee and UNIFIN is the lessor.

Since January 1, 2014, the Company has applied the revaluation model for its vessels in accordance with IAS 16 “Property, Plant and Equipment”. The revalued amounts for the majority of these vessels are determined at market values calculated by professional appraisers, with the values of certain other vessels determined using other valuation techniques. As a result, in December 2017 and 2016, the Company recognized a net revaluation surplus of vessels of $941.9 million and $207.7 million, respectively. Additionally, in December 2016, the Company recognized a net revaluation surplus of fixed assets of $217.0 million as follows: $160.8 million from land and $56.2 million from buildings and construction. See Notes 3.7 and 28 of the Audited Consolidated Financial Statements contained elsewhere herein.

As of December 31, 2017, five vessels have been pledged to secure our obligations under a financing arrangement with DVB Bank, B.V. Scheepswerf Damen Gorinchem and the capital lease with FTAI Subsea 88.  In addition, two properties have been pledged to secure our obligations under our lines of credit from Banco Autofin.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

Grupo TMM, S.A.B. and Subsidiaries

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Over the last few years, we have made and continue to make significant changes to our business, including:

▪
Corporate restructuring to improve our debt profile.  In December 2017, we restructured our Maritime Operations to decrease our consolidated debt and improve our debt profile by transferring 85% of the shares of our wholly owned subsidiary, TMM DM, an owner and operator of supply vessels, tankers and tugboats, to the holders of certificates issued by TMM DM under our Trust Certificates Program.  As a result of the transfer, we no longer exercise control over TMM DM and our financial statements no longer include TMM DM’s assets, liabilities, and income (loss). This should allow us to reduce our comprehensive financing cost by approximately 90%, improving our debt to capital ratio and providing us with greater free cash flow.  Going forward, we will continue to operate TMM DM’s vessel fleet pursuant to a maritime services contract under which we will be paid a service fee based on the revenues generated by the vessels and their operating costs. The contract does not include a non-compete restriction, allowing us to continue our efforts to expand our existing fleet and develop new maritime business. See Item 4. “Information on the Company — Recent Developments – Spin-off of TMM DM.”

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

▪
Developing our shipyard operations in the port of Tampico: We continue to develop our shipyard operations in the port of Tampico, where we provide ship repair and drydock services to more than 30 vessels per year, of which approximately 42% have been vessels we operate, which has reduced our vessel maintenance and repair costs. In the long term, we expect to have the capacity to be able to build vessels at the shipyard, enabling us to compete to satisfy the expected demands of PEMEX and future customers for new offshore vessels. See Item 4. “Information on the Company — Business Strategy – Expansion of our Maritime Operations.”

▪
Commencement of bulk carrier service: In August 2017, we started to transport unpackaged commodities such as steel between South America, the Caribbean and Mexico in specialized ships called bulk carrier vessels. See Item 4. “Information on the Company — Recent Developments – Commencement of Bulk Carrier Service.”

Grupo TMM, S.A.B. and Subsidiaries

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

▪
Developing other terminals: We continue to own approximately 720 hectares in Tuxpan through our wholly owned subsidiary, Prestadora de Servicios MTR, S.A. de C.V., on which we are developing a citrus juice export terminal and an automobile terminal. We also own a plot of land in Huehuetoca in the State of Mexico on which we plan to develop a liquid oil terminal.

▪
Reducing our corporate overhead: Over the last few years, we have significantly reduced our operating costs by reducing our corporate executive headcount through the elimination of redundant functions and the transfer of certain employees to other business areas within the Company. For 2018, and as result of our corporate restructuring which took place in December 2017, we aim to optimize the size of our corporate staff as necessary to implement our business strategy.

▪
Introducing cost-saving technology: We have enhanced our technology and information systems through the incorporation of TMM Integral Solutions as our new platform that will allow us leverage our capabilities for controlling and improve our service offerings and increase the security of our information. See Item 4. “Information on the Company — Systems and Technology.”

▪
Sale of certain subsidiaries:  We have sold certain non-strategic subsidiaries in an effort to streamline our operations and reduce operating costs. During 2015, we sold various non-strategic subsidiaries, including Desarrollo Comercial Polo S.A.P.I. de C.V., Proserpec Servicios Administrativos S.A.P.I. de C.V., RRLC S.A.P.I. de C.V., Munray Services, S.A.P.I. de C.V., Nicte Inmobiliaria S.A.P.I. de C.V., Promotora Satuiza, S.A.P.I. de C.V. and Grupo Chant S.A.P.I. de C.V. to unrelated third parties for a total gain on sale of $185.3 million. During 2016 we did not sell any subsidiaries. During 2017, we sold various non-strategic subsidiaries, including Dibacar Servicios, S.A.P.I. de C.V., Darcot Services, S.A. de C.V., Logística Asociada a su Negocio, S.A. de C.V., STK Logistics, S.A. de C.V., Logística en Administración y Construcciones EDAC, S.A. de C.V. to unrelated third parties for a total loss on sale of $273.0 million.

▪
Acquisition of TTM and termination of Convertible Debenture program: On September 14, 2016, in connection with the corporate restructuring approved by the Company’s shareholders, the Company acquired 100% of the stock of TTM. The terms of the stock purchase agreement provided for the Company’s subsequent acquisition by, and merger into, TTM as approved at the August 31, 2016 Extraordinary Shareholders’ Meeting, subject to the condition precedent that the merger be declared effective by no later than April 14, 2017.  Because that merger did not take effect, under the terms of the stock purchase agreement TTM became a wholly owned subsidiary of the Company effective September 14, 2016. Subsequently, on December 4, 2017, the Company and the holders agreed to terminate the Convertible Debenture program implemented in connection with the restructuring.  Termination of the Convertible Debenture program extinguished any further liability of the Company in respect of the Convertible Debentures, and did not result in any gain or loss to the Company.  See Item 4. “Information on the Company — Recent Developments — Corporate Restructuring, Issuance and Cancellation of Convertible Debentures” and “Information on the Company — Recent Developments — Acquisition  of TTM.”

Operating Results

The following discussion should be read in conjunction with, and is qualified in its entirety by reference to our Financial Statements and the notes thereto appearing elsewhere in this Annual Report. Our Financial Statements have been prepared in accordance with IFRS, which differ in certain respects from U.S. GAAP.

Grupo TMM, S.A.B. and Subsidiaries

General

Set forth below is a summary of the results of operations:

	Year Ended December 31,
	2017	2016	2015
	(in millions of Pesos)
Consolidated Transportation Revenues
Maritime Operations	$1,951.3	$2,167.6	$2,770.9
Ports and Terminals Operations	134.2	116.7	114.2
Logistics Operations	229.5	190.9	169.7
Warehousing Operations	149.9	126.1	133.1
Other business		46.2	74.0
Total	$2,464.9	$2,647.5	$3,261.9
Income (Loss) on Transportation (1)
Maritime Operations	$24.0	$247.6	$492.5
Ports and Terminals Operations	10.3	6.1	7.6
Logistics Operations	34.0	30.6	27.4
Warehousing Operations	(31.6)	(44.6)	(48.1)
Shared corporate costs	(214.6)	(201.8)	(205.2)
Total	$(177.9)	$37.9	$274.2

(1)	Income on Transportation includes loss on revaluation of vessels in 2017, 2016 and 2015 for $39.3 million, $16.2 million and $29.4 million respectively.

Fiscal Year ended December 31, 2017 Compared to Fiscal Year ended December 31, 2016

Revenues from operations for the year ended December 31, 2017 were $2,464.9 million compared to $2,647.5 million for the year ended December 31, 2016.

	Consolidated Transportation Revenues (in millions of Pesos) Years Ended December 31,
	2017	% of Net Revenues	2016	% of Net Revenues	Y2017 vs. Y2016 % Change
Maritime Operations	$1,951.3	79.2%	$2,167.6	81.9%	(10.0)%
Ports and Terminals Operations	134.2	5.4%	116.7	4.4%	15.0%
Logistics Operations	229.5	9.3%	190.9	7.2%	20.2%
Warehousing Operations	149.9	6.1%	126.1	4.8%	18.9%
Other business	-	-	46.2	1.7%	(100.0)%
Total	$2,464.9	100.0%	$2,647.5	100.0%	(6.9)%

Maritime Operations

Maritime Operations’ revenues decreased 10.0% to $1,951.3 million in 2017 compared to $2,167.6 million in 2016 and represented 79.2% of the total net income. This is mainly due to a decrease in revenues in our offshore vessels business of 15.5% attributable to reduced petroleum shipping activity in the Gulf of Mexico, the suspension and cancellation of a significant number of contracts by PEMEX and lower rates, as well as a decrease in income from tugboats of 16.1% due to the entry of Compañía Maritima Mexicana S.A. C.V. as a competitor in the port of Manzanillo beginning in April 2017.

Ports and Terminals Operations

Ports and Terminals Operations’ revenues increased 15.0% to $134.2 million for the year ended December 31, 2017 compared to $116.7 million for the year ended December 31, 2016, and accounted for 5.4% of total net revenues. This increase is mainly due to a increased volumes in our shipping agency business, which serviced a greater number of cruise ship calls in 2017.

Grupo TMM, S.A.B. and Subsidiaries

Logistics Operations

Logistics Operations’ revenues increased 20.2% to $229.5 million in 2017 compared to $190.9 million in 2016 and accounted for 9.3% of total net revenues. This increase was mainly due to higher revenues of $34.9 million in maintenance and repair operations.

Warehousing Operations

Warehousing Operations’ revenues increased 18.9% to $149.9 million in 2017 compared to $126.1 million in 2016 and accounted for 6.1% of total net revenues. This increase was mainly due to increased operations for key clients.

Income on Transportation

Income on transportation reflects revenues on transportation less operating costs and expenses. References to operating income in this Annual Report refer to income on transportation, plus/minus the effect of other income (expenses) as presented in the Financial Statements included elsewhere in this Annual Report.

Total costs and expenses for the year ended December 31, 2017 increased 1.3% to $2,642.9 million from $2,609.6 million for the year ended December 31, 2016. This increase was mainly attributable to an increase of 45.0%, or $98.6 million, in fuels, materials and accessories, which was partially offset by a decrease of 10.6%, or $68.1 million, in salaries, wages and employee benefits. Operating income increased 3,250.4% to $3,039.8 million for the year ended December 31, 2017 from an operating income of $90.7 million for the year ended December 31, 2016, primarily due to a gain of $3,458.5 million attributable to the loss of control over TMM DM.

The following table sets forth information concerning the Company’s operating income on transportation by business segment for the years ended December 31, 2017 and 2016, respectively.

	Grupo TMM Operations Income on Transportation (1)(2)(3) (in millions of Pesos) Year Ended December 31,
	2017	2016	Y2017 vs. Y2016 % Change
Maritime Operations(3)	$24.0	$247.6	(90.3)%
Ports and Terminals Operations	10.3	6.1	68.9%
Logistics Operations	34.0	30.6	11.1%
Warehousing Operations	(31.6)	(44.6)	(29.1)%
Shared Corporate Costs	(214.6)	(201.8)	6.3%
Total	$(177.9)	$37.9	(569.4)%

(1)
Income on Transportation reflects revenues on transportation less operating costs and expenses. References to “Operating Income” in this Annual Report refer to Income on Transportation, plus/minus the effect of “Other Income (Expense) – Net” as presented in the accompanying Audited Consolidated Financial Statements.

(2)
To better reflect Grupo TMM’s corporate costs, the Company modified the presentation of its corporate expenses as of December 31, 2017 and 2016, separating human resources and information technology costs to be allocated to each business unit in accordance with their use. Income on transportation includes the following allocated total administrative costs: In 2017: $15.5 million in Ports and Terminals Operations, $33.2 million in Maritime Operations and $205.6 million in shared corporate costs. Income on transportation includes the following allocated total administrative costs: In 2016: $18.4 million in Ports and Terminals Operations, $35.5 million in Maritime Operations and $194.2 million in shared corporate costs.

(3)	Income on Transportation includes loss on revaluation of vessels in 2017 and 2016 for $39.3 million and $16.2 million respectively.

Grupo TMM, S.A.B. and Subsidiaries

Maritime Operations

Maritime Operations’ operating income for the year ended December 31, 2017 decreased to $24.0 million compared with $247.6 million for the year ended December 31, 2016, after deducting $33.2 million of administrative costs in 2017 compared with $35.5 million in administrative costs by 2016. The decrease in operating income was mainly due to reduced revenues in the product tankers and chemical tankers segments, the dry-docking of two vessels, the effects of inclement weather in the Gulf of Mexico in 2017 which reduced the number of days of operation, and our strategy of seeking to reduce costs in light of reduced commercial activity in the sector.

Ports and Terminals Operations

Ports and Terminals Operations’ operating income for the year ended December 31, 2017 increased to $10.3 million compared to $6.1 million for the year ended December 31, 2016, after deducting $15.5 million of administrative costs in 2017 compared to $18.4 million of such costs in 2016. This increase is mainly due to higher volumes in the passengers and cruise segment at Acapulco and our shipping agency business.

Logistics Operations

Logistics Operations operating income for the year ended December 31, 2017 increased to $34.0 million, compared to $30.6 million for the year ended December 31, 2016. This increase was mainly attributable to improved performance in the maintenance and repair segment and at our intermodal terminal business.

Warehousing Operations

Warehousing Operations’ operating loss in the year ended December 31, 2017 decreased to $31.6 million, compared to $44.6 million for the year ended December 31, 2016. This decrease was primarily due to lower costs and expenses and an increase in revenues. Warehousing operations continued its trend of improving results throughout 2017 due to the Company’s cost optimization strategies and client diversification plan. The Company provides warehousing services mainly in the agro-industrial segment supported by FIRA (federal government trust funds for rural development), as well as warehousing services focused on other segments such as steel and fuels.

Net Financing Cost

	(in millions of Pesos) Year Ended December 31,

	2017	2016	Y2017 vs. Y2016 % Change
Interest income	$24.8	$24.7	0.4%
Interest expense
Interest on trust certificates	$942.3	$684.8	37.6%
Interest on other loans	97.6	98.6	(1.0)%
Transaction cost of mandatorily convertible debentures into shares	87.5	-	100.0%
Amortization of trust certificate placement expenses	75.2	76.2	(1.3)%
Amortization of expenses associated with other loans	4.1	6.0	(31.7)%
Other financial expenses	3.8	3.7	2.7%
Subtotal	$1,210.5	$869.3	39.2%
Loss on exchange, net	$7.8	$21.3	(63.4)%
Net financing cost	$1,193.5	$865.9	37.8%

Net financing cost recognized during the year ended December 31, 2017 was a $1,193.5 million debit compared to a $865.9 million debit incurred during the year ended December 31, 2016. The net financing cost in 2017 included a net exchange loss of $7.8 million and in 2016 included a net exchange loss of $21.3 million as a result of fluctuations in the relative value of the Peso against the Dollar. Interest expense increased $256.5 million in 2017, mainly due to an increase in variable interest rates. Interest payments on our trust certificates are due semi-annually in May and November. In 2017, we paid approximately $337.5 million of interest on our trust certificates.

Grupo TMM, S.A.B. and Subsidiaries

Other Income – Net

	(in millions of Pesos) Year Ended December 31,

	2017	2016	Y2017 vs. Y2016 % Change
Other income – net	$3,217.7	$52.8	5,994.1%

Other income – net for the year ended December 31, 2017 was $3,217.7 million, including $3,458.5 million of gain from the loss of control of TMM DM, which was partially offset by a loss of $273.0 million from loss of sale of subsidiaries and a loss of $24.6 million attributable to cancellation of projects. Other income – net for the year ended December 31, 2016 was $52.8 million, including $56.5 from the sale of fixed assets and $2.1 million of cancellation provision, which was partially offset by a loss of $6.2 million attributable to cancellation of projects.

(Provision) Benefit from Income Taxes

	(in millions of Pesos) Year Ended December 31,
	2017	2016	Y2017 vs. Y2016 % Change
Provision (Benefit) expenses from income taxes	$516.7	$(268.6)	(292.4)

In the year ended December 31, 2017, following a thorough evaluation of our current business and future prospects, we made a business decision to cancel our deferred tax asset, which is mainly originated by tax loss carryforwards, because we are unlikely to generate sufficient future taxable income to justify retaining the asset. The cancellation of the tax loss carryforwards reduced our fourth-quarter and full-year 2017 net income by $513.7 million.

In the year ended December 31, 2016, the benefit is from deferred tax assets which are recognized to the extent that it is probable that future taxable profit against which temporary differences can be utilized will be available.

Non-controlling Interest

	(in millions of Pesos) Year Ended December 31,
	2017	2016	Y2017 vs. Y2016 % Change
Non-controlling interest	$2.0	$1.4	42.9%

Non-controlling interest income increased to $2.0 million for the year ended December 31, 2017, from $1.4 million for the year ended December 31, 2016. The increase is largely attributable to an increase in income at the company that runs our Acapulco operations, in which we have a non-controlling interest.

Grupo TMM, S.A.B. and Subsidiaries

Net (Loss) for the year attributable to stockholders of Grupo TMM

	(in millions of Pesos) Year Ended December 31,
	2017	2016	Y2017 vs. Y2016 % Change

Net Income (Loss) for the year attributable to stockholders of Grupo TMM	$1,327.6	$(508.0)	(361.3)%

In the year ended December 31, 2017, we recognized net income of $1,327.6 million, or $13.0 per Share. In the year ended December 31, 2016, we recognized a net loss of $508.0 million, or $5.0 per Share.

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

Maritime Operations

Maritime Operations’ revenues decreased 21.8% to $2,167.6 million in 2016 compared to $2,770.9 million in 2015 and represented 81.9% of the total net income. This is mainly due to a decrease in revenues in our offshore vessels business of 42.5% derived from reduced petroleum shipping activity in the Gulf of Mexico, as well as a decrease in income from the shipyard of 10%, due partly to the suspension and cancellation of a significant number of contracts by PEMEX and lower rates, which resulted in the companies not seeking repairs. This was partially offset by higher income in our chemical tankers business of 29.5% due to an increase in shipping volumes and a greater number of trips made during 2016 following the entrance of a third chemical tanker ship, as well as a growth in revenues in our tugboat business of 22.3% due to higher rates and a higher number of calls at the LNG terminal.

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

	Grupo TMM Operations Income on Transportation (1)(2)(3) (in millions of Pesos) Year Ended December 31,
	2016	2015	Y2016 vs. Y2015 % Change
Maritime Operations(3)	$247.6	$492.5	(49.7)%
Ports and Terminals Operations	6.1	7.6	(19.7)%
Logistics Operations	30.6	27.4	11.7%
Warehousing Operations	(44.6)	(48.1)	(7.3)%
Shared Corporate Costs	(201.8)	(205.2)	(1.7)%
Total	$37.9	$274.2	(86.2)%

(1)	Operating results are reported as Transportation profit in the accompanying Audited Consolidated Financial Statements.
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

Grupo TMM, S.A.B. and Subsidiaries

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

Grupo TMM, S.A.B. and Subsidiaries

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

Grupo TMM, S.A.B. and Subsidiaries

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

Translation of Foreign Currency. For the years ended December 31, 2017, 2016, 2015, 2014 and 2013, the Company’s functional and reporting currency is the Mexican peso. Foreign currency transactions entered into by a Company subsidiary are translated into the functional currency of the subsidiary, using the spot exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the measurement of monetary items denominated in foreign currency at year-end exchange rates are recognized in profit or loss.

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

Grupo TMM, S.A.B. and Subsidiaries

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

Grupo TMM, S.A.B. and Subsidiaries

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

Recent Accounting Pronouncements IFRS

New and revised standards that are effective for annual periods beginning on or after 1 January 2017

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

Grupo TMM, S.A.B. and Subsidiaries

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

In addition, the Company notes that its financial statements present its debt obligations on a consolidated basis; however 88.8% of the Company’s debt is held directly by its subsidiaries, each of which services its own debt out of its operating income. Management believes that these factors will enable the Company to remain current in its debt repayments notwithstanding the Mexican Law restriction on the distribution of profits by subsidiaries described below.

As of December 31, 2017, the respective debt obligations of each of the Company’s subsidiaries were as follows:

(in millions of Pesos)

TMM Parcel Tankers, S.A. de C.V.	$283.0
Transportación Maritima Mexicana, S.A. de C.V.	430.6
Grupo TMM, S.A.B.	100.8
Almacenadora de Deposito Moderno, S.A. de C.V.	8.8
TMM Logistics, S.A de C.V.	75.5
Total	$898.7

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

As of March 31, 2018, our total debt amounted $796.1 million of bank debt owed to several different banks and $94.8 million owed to non-institutional lenders; of this debt, $439.2 million is short-term debt, and $356.9 million is long-term debt. Under IFRS, transaction costs in connection with financings are required to be presented as part of debt.

As of December 31, 2017, our total debt amounted $898.6 million of bank debt owed to several different banks; and $100.0 million owed to non-institutional lenders; of this debt, $502.4 million was short-term debt, and $396.3 million was long-term debt.

Grupo TMM, S.A.B. and Subsidiaries

As of December 31, 2017 and March 31, 2018, we were in compliance with all of the restrictive covenants contained in our financing agreements.

Our total shareholders’ equity in 2017, including non-controlling interest in consolidated subsidiaries, was $2,229.1 million, resulting in a debt-to-equity ratio of 0.40.

On January 11, 2008, in order to refinance the acquisition of ADEMSA, Grupo TMM closed a financing agreement in the amount of US$8.5 million (approximately $175.6 million) with a term of seven years, at a fixed rate of 8.01% with semi-annual payments of principal starting on January 2010 and semi-annual interests payments. The Company refinanced the payment schedule extending the maturity of this line of credit to December 2019.

In November 2013, Grupo TMM (through its subsidiary Transportación Marítima Mexicana, S.A. de C.V.) obtained a line of credit in US dollars of up to US$10.8 million (approximately $223.2 million) to finance the acquisition of the vessel “Subsea 88” through a capital lease at a fixed rate with monthly principal and interest payments. See “—Capital Leases” below.

As of March 31, 2018, we had net working capital (current assets less current liabilities) of $309.2 million. We had net working capital of $270.0 million, $734.4 million, and $1,045.6 million as of December 31, 2017, December 31, 2016, and December 31, 2015, respectively. The increase in net working capital from December 31, 2017 to March 31, 2018 was primarily attributable to an increase in trade receivables from our sales. The decrease in net working capital from December 31, 2016 to December 31, 2017 was primarily attributable to the transfer of control over TMM DM. The decrease in net working capital from December 31, 2015 to December 31, 2016 was primarily attributable to a reduction in accounts receivable from factoring operations through the Nacional Financiera, S.N.C. supply chain program to reduce liquidity risk. Although we continue to look for ways to improve our debt profile in order to reduce our financing costs and improve the flows available for investment, Management believes that the Company’s financial resources, including the cash expected to be generated by our subsidiaries, is sufficient to meet our present liquidity and working capital needs.

Information on Cash Flows

Summary cash flow data for the years ended December 31, 2017, 2016 and 2015 is as follows:

	Years Ended December 31,
	2017	2016	2015
	(in thousands of Pesos)
Operating activities	$381,690	$610,782	$612,381
Investing activities	(218,508)	(74,352)	792,154
Financing activities	(581,738)	(744,478)	(1,165,762)
Currency exchange effect on cash	(22,594)	65,393	63,540
Net increase (decrease) in cash and cash equivalents	(441,150)	(142,655)	302,313
Cash and cash equivalents at beginning of year	902,704	1,045,359	743,046
Cash and cash equivalents at end of year	$461,554	$902,704	$1,045,359

For the year ended December 31, 2017, the Company’s consolidated cash position decreased by approximately $441.1 million from the year ended December 31, 2016, including a decrease of $212.3 million for cash and cash equivalents from loss of control of TMM DM. This decrease was mainly attributable to the loss of control of TMM DM, as well as continued low levels of activity in the oil industry during 2017. Our principal customer continued its reduced demand for our vessels services during the year and has continued to extend payment terms for those services.

For the year ended December 31, 2016, the Company’s consolidated cash position decreased by approximately $142.7 million from the year ended December 31, 2015. This decrease was mainly attributable to the downturn in the oil industry during 2016, which strongly affected all participants in this market. Our principal customer reduced demand for our vessels services by more than 50% during the year and has significantly delayed its payments for those services.

Grupo TMM, S.A.B. and Subsidiaries

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

Our Cash Flows from Operating Activities

Net cash flows provided by operating activities amounted to $381.7 million in the year ended December 31, 2017 compared to $610.8 million in the year ended December 31, 2016. This decrease was mainly attributable to the loss of control of TMM DM, as well as continued low levels of activity in the oil industry during 2017. Our principal customer continued its reduced demand for our vessels services during the year and has continued to extend payment terms for those services.

Net cash flows provided by operating activities amounted to $610.8 million in the year ended December 31, 2016 compared to $612.4 million in the year ended December 31, 2015. This decrease was mainly attributable to the downturn in the oil industry during 2016, which strongly affected all participants in this market. TMM’s principal customer reduced demand for our vessels services by more than 50% during the year and has significantly delayed its payments for those services.

The following table summarizes cash flows from operating activities for the periods indicated:

	Years Ended December 31,
	2017	2016	2015
	(in thousands of Pesos)
Income (Loss) before provision for income taxes	$1,846,311	$(775,179)	$(301,930)
Gain from the loss of control of TMM DM	(3,458,467)	-	-
Depreciation and amortization and other amortization	647,530	631,264	748,839
(Loss) gain on sale of fixed assets—net	(330)	(56,491)	26,131
Sale of subsidiaries	273,032	-	(171,505)
Provision for interests on debt	1,039,856	783,458	714,520
(Gain) loss from exchange differences	(4,545)	69,826	46,273
Total changes in operating assets and liabilities	38,303	(42,096)	(449,947)
Net cash provided by operating activities	$381,690	$610,782	$612,381

Our Cash Flows from Investing Activities

Net cash provided by investing activities for the year ended December 31, 2017 was $218.5 million, which included $74.0 million generated from the sale of property, operating equipment and subsidiaries, which was partially offset by the use of $80.2 million for investments in projects and operating equipment and $212.3 million for cash and cash equivalents from the loss of control of TMM DM. Net cash provided by investing activities for the year ended December 31, 2016 was $74.4 million, which included $87.7 million generated from the sale of property and operating equipment, which was partially offset by the use of $162.1 million for investments in projects and operating equipment. Net cash provided by investing activities for the year ended December 31, 2015 was $792.2 million, which included $894.1 million generated from the sale of Terminal Marítima de Tuxpan, operating equipment and discontinued businesses, which was partially offset by the use of $101.9 million for the acquisition of vessels and operating equipment.

See “— Capital Expenditures and Divestitures” below for further details of capital expenditures and divestitures relating to the years ended December 31, 2017, 2016 and 2015, respectively.

Our Cash Flows from Financing Activities

For the year ended December 31, 2017, cash used by financing activities amounted to $581.7 million, which resulted primarily from the payment of debt under the Securitization Facility, our Trust Certificates Program and others loans.

Grupo TMM, S.A.B. and Subsidiaries

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

Business Plan

We are focused on improving all of our business segments through maintaining efficient and cost-effective operations and strengthening our balance sheet, allowing us to better develop and implement our projects. These projects seek to combine the elements that can enable us to capture the opportunities that the Mexican Energy Reforms are expected to generate, with the ultimate goal of creating value for our shareholders.

Maritime Operations. We seek to capitalize on our steady and proven vessels management and operation expertise to increase our customer base and expand our services to deepwater operations and other maritime transportation segments such as bulk cargo vessels, taking advantage of the opportunities and new participants in the Mexican market.

Ports and Terminals Operations. We intend to continue to take advantage of our unique experience, our strategically located assets and the existing investment opportunities in the midstream oil and gas sector, to develop liquids oil terminals that will help reduce the current gap in infrastructure and anticipate growing demand for gasoline and diesel imports, which currently account for more than 70% of Mexico’s domestic consumption. In this regard, we intend to keep moving forward with the development of storage and transportation infrastructure jointly with our strategic partners, TransCanada and Sierra Oil & Gas, to serve the growing demand for refined products from Tuxpan to the central region of Mexico. The port of Tuxpan is the main port of entry for hydrocarbon imports and the closest port to Mexico City and the central area of Mexico. As for our cruise ship terminal operations, we plan to develop a terminal in a Mexican Caribbean port, while at Acapulco we plan to continue collaborating with the respective authorities in order to increase cruise activity.

Logistics Operations. As part of our commitment to ensure first-class maintenance and repair and increase our volume of operations, we plan to revamp our facilities and improve our processes. We are also looking to develop the automotive, steel and food logistics market in all areas with emphasis on “just-in-time” inventory planning, subassembly and management of cars and container yards through a partnership with an international technology operator.

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

Our Ability to Continue as a Going Concern

Our Financial Statements for the year ended December 31, 2017 includes an explanatory note describing the existence of substantial doubt about our ability to continue as a “going concern.” Such note observes that (i) the continuation of the Company as an ongoing business depends on our compliance with our financial obligations on a regular basis, (ii) to be successful in our five-year growth plan and capitalize on the demand for services arising from the recent Mexican Energy Reforms and (iii) the Financial Statements do not include any adjustment over the assets or liabilities that could be necessary if the company is not able to continue as an ongoing business.

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

Grupo TMM, S.A.B. and Subsidiaries

Notwithstanding the issues noted above, we believe Mexican Energy Reforms has not only had a positive influence on the development of the oil and gas industry in Mexico, but has also helped the Company by allowing us to diversify our sources of income with new clients. Company management continues to work on the implementation of our business plan, which includes the above mention projects and their current status.

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

Capital Expenditures and Divestitures

The following tables set forth our principal capital expenditures and divestitures during the last three years:

Our Principal Capital Expenditures for the Last Three Years
(in millions of Pesos)

	Years Ended December 31,
	2017 (a)	2016 (b)	2015 (c)
Capital Expenditures by Segment: Ports and Terminals Operations	$9.0	$1.1	$3.4
Maritime Operations	64.1	160.7	78.5
Warehousing Operations	-	0.1	0.5
Corporate	7.1	0.2	20.0
Total	$80.2	$162.1	$102.4

(a)
In 2017, capital expenditures included: (i) Ports and Terminals Operations: $9.0 million in acquisition and equipment improvements and construction in process for the expansion and maintenance of port and terminal facilities; (ii) Maritime Operations: $64.1 million in acquisition and equipment improvements; and (iii) Corporate: $7.1 million in fixed assets and other strategic corporate projects.

(b)
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

(c)
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

Our Principal Capital Divestitures for the Last Three Years
(in millions of Pesos)

	Years Ended December 31,
	2017 (a)	2016 (b)	2015 (c)
Capital Divestitures:
Sale of shares of subsidiaries	$67.0	$-	$829.9
Other assets	7.1	87.7	64.6
Total	$74.1	$87.7	$894.5

(a)	In 2017, capital divestitures included $7.1 million from the sale of a vessel (Rey de coliman).
(b)	In 2016, capital divestitures included $87.7 million from the sale of land.
(c)	In 2015, capital divestitures included $64.6 million from the sale of vessels and terminal equipment and completion of the sale of the Company’s subsidiary Terminal Marítima de Tuxpan, S.A. de C.V.(c)

Grupo TMM, S.A.B. and Subsidiaries

Capital Leases

As of December 31, 2017, the Company had one capital lease obligation.

In November 2013, Grupo TMM (through its subsidiary Transportación Marítima Mexicana, S.A. de C.V.) entered into an agreement with “FTAI Subsea 88 Ltd”, a subsidiary of Fortress, to obtain a line of credit for 10 years in US dollars of up to US$10.8 million (approximately $213.1 million) to finance the acquisition of the vessel “Subsea 88” through a capital lease, at a fixed rate of 15.9% per annum, with monthly principal and interest payments. As of December 31, 2017, the outstanding balance was US$9.2 million (approximately $182.4 million).

Transportation Equipment and Other Operating Leases

We lease transportation and container-handling equipment, our corporate office building and other assets under agreements which are classified as operating leases. The terms of these lease agreements vary from 1 to 15 years and contain standard provisions for these types of operating agreements.

Purchase of Two Parcel Tankers

On May 25, 2007 the Company purchased the M/T “Maya” and purchased the M/T “Olmeca” on June 19, 2007. We entered into a 10-year line of credit with DVB Bank SE (formerly DVB Bank AG) in an aggregate amount of US$52.5 million (approximately $1,036.1 million) to finance the acquisition of these parcel tankers. Principal and interest under this loan was payable on a monthly basis. Interest was payable at a weighted average rate of 7.61% per annum. On April 4, 2011, the Company entered into an agreement with the bank to restructure this loan through: (i) full prepayment of the junior loan tranche in an amount totaling US$6.5 million (approximately $128.3 million), including US$0.7 million (approximately $13.8 million) in breakage costs; (ii) drawing of a new tranche in the amount of  US$4.0 million (approximately $78.9 million) with monthly interest payments and a balloon principal payment due upon maturity in June 2017; and (iii) opening of a bridge tranche with monthly drawings of up to US$3.5 million (approximately $69.1 million) over the next 24 months to reduce the principal payments due on the existing senior loan tranche.  Both of the new tranches are at a variable rate of the AIR (Actual Interbank Rate) plus 400 basis points, and the Company will pay principal on the bridge tranche beginning in April 2013 on a quarterly basis until maturity in June 2017. As of May 31, 2011, the weighted average rate of interest on the restructured loan was 6.70% per annum. This agreement allows the Company to improve the amortization schedule of this loan facility and reduce the related financial expenses. In 2017, the Company and the bank agreed to restructure the payment schedule, extending the maturity for one more year to June 2018.

Purchase of One Tugboat

On November 11, 2016 the Company entered into a 6-year line of credit with B.V. Scheepswerf Damen Gorinchem (DAMEN) for an amount of EUR6.8 million (approximately $160.2 million) to finance the acquisition of the Tugboat “TMM Colima”. Principal and interest under this loan is payable on a semiannual basis. Interest is payable at a fixed rate of 7.00% per annum.

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

Grupo TMM, S.A.B. and Subsidiaries

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

Other Debt

In January 2011, to improve the amortization schedule of the Receivables Securitization Facility and its cancelation, the Company decided to secure two lines of credit through its subsidiary Transportación Marítima Mexicana, S.A. de C.V. with two private investments, each of the credits for US$3.0 million (approximately $62.0 million). The loan accrues interest at a fixed rate of 11.25%, with semi-annual interest and principal payments, a two-year grace period for principal payments, and maturing January 2016. As of December 31, 2016 the outstanding balance of both credits was US$6.0 million (approximately $118.4 million). In early 2017, the Company paid US$1.0 million (approximately $19.7 million) and the maturity date of the balance was extended to July 2018.

In November 2011, the Company decided to enter into two loan facilities to strengthen the agricultural activities of ADEMSA, through a subsidiary with INPIASA, S.A. de C.V. The first for $15.7 million at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of principal and interest, and maturing August 2021; the second for $4.2 million at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of principal and interest, and maturing October 2016. The effective rate for both loans as of December 31, 2017 was 10.72%, with a total outstanding balance of approximately $5.7 million.

In August 2012, the Company inter into an agreement with Intercam Banco S.A., though its subsidiary TMM Logistics, S.A. de C.V., for a line of credit in Mexican pesos for working capital for a total of $5.0 million, to be able to discount invoices from services rendered to the Secretaría de Seguridad Pública del D.F. at a variable rate of the 28-day TIIE plus 500 basis points and maturing on August 2013. The Company subsequently renewed the facility with the bank through August 2014, increasing the amount up to $10.0 million, and again through November 2017, increasing the amount up to $15.0 million. As of December 31, 2016 and 2017 there was no balance drawn under this line of credit.

In December 2012, the Company decided to enter into another line of credit to strengthen the agricultural activities of ADEMSA, through a subsidiary with Banco del Bajío, S.A. for $8.5 million at a variable rate of the 28-day TIIE plus 250 basis points, with monthly payments of principal and interest, with a grace period of 12 months for principal payments, and maturing November 2019. The effective rate for this loan as of December 31, 2017 was 10.72%, with a total outstanding balance of $2.7 million.

Grupo TMM, S.A.B. and Subsidiaries

In September 2013, the Company entered into a $7.6 million line of credit with Banco del Bajio, S.A. in order to strengthen the agricultural activities of ADEMSA, at a variable rate of the 28-day TIIE plus 250 basis points, with monthly payments of principal and interest, a grace period of 12 months for principal payments, and maturing in August 2020. The effective interest rate on this loan as of December 31, 2017 was 10.72%, with a total outstanding balance of $3.4 million.

In September 2014, the Company decided to enter into three loan facilities to strengthen the agricultural activities of ADEMSA, through its subsidiary TMM Logistics, S.A. de C.V. with Banco Autofin México. The first for $45.8 million at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of principal and interest, and maturing September 2021; the second for $34.6 million at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of principal and interest, and maturing September 2021; and the third for $25.5 million at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of principal and interest, and maturing September 2021. The effective rate for these three loans as of December 31, 2017 was 10.72%, with a total outstanding balance of approximately $57.3 million.

In December 2014, the Company decided to enter into two lines of credit in Mexican Peso for working capital, through its subsidiary TMM Logistics, S.A. de C.V. with Banco Autofin México. The first for $21.6 million at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of interest and principal payment at maturity in March 2022; the second for $8.4 million at a variable rate of the 28-day TIIE plus 200 basis points, with monthly payments of interest and principal payment at maturity in March 2015. As of December 31, 2017, the effective rate for these two loans was 8.2% with an outstanding balance of $18.2 million.

In September 2016, the Company refinanced debt for US$4.1 million (approximately $80.9 millions) in connection with ADEMSA acquisition, denominated in US Dollars and extending its maturity to December 2019, with quarterly principal and interest payments, with a variable rate of 90 days Libor plus 550 basis points for the fisrt year, 650 basis points for the second year, 750 basis points for the third year and 900 basis point for the rest of the period. The Company may elect to prepay in full or in party without any restriction or fee.

In April 2016, the Company entered into a $9.8 million line of credit with Banco HSBC, S.A. in order to strengthen the agricultural activities of ADEMSA, at a variable rate of the 28-day TIIE plus 300 basis points, with monthly payments of principal and interest and maturing in April 2021. The effective interest rate on this loan as of December 31, 2017 was 9.2%, with a total outstanding balance of $5.4 million.

In October 2015, the Company entered into a $2.6 million line of credit with Caja Popular la Merced Sociedad de Ahorro y Prestamo, S. de R.L. de C.V. in order to strengthen the agricultural activities of ADEMSA, at a variable rate of the 28-day TIIE plus 200 basis points, with monthly payments of principal and interest and maturing in October 2017. As of December 2017 there was no outstanding balance.

In September 2016, the Company secured with CiBanco S.A., though its subsidiary Transportación Marítima Mexicana, S.A. de C.V., a line of credit in Mexican pesos for working capital for a total of $40.0 million, at a variable rate of the 28-day TIIE plus 150 basis points with monthly payments of principal and interest, and maturing in November 2018. The effective interest rate on this loan as of December 31, 2017 was 7.7%, with a total outstanding balance of $15.0 million.

Foreign Currency Risk

Historically, a majority of the Company’s revenues have been denominated in U.S. dollars, while the majority of our costs and expenses have been denominated in Pesos. As such, the Company is exposed to foreign currency risk and may occasionally use currency derivatives to manage alternating levels of exposure. These derivatives allow the Company to offset an increase in operating and/or administrative expenses arising from foreign currency appreciation or depreciation against the U.S. dollar.

The Company’s income from operations may therefore be materially affected by variances in the exchange rate between the U.S. dollar and the Mexican Peso.  Mexican Pesos historically have been subject to greater risk of devaluation and have tended to depreciate against the U.S. dollar.  Given that a large proportion of the Company’s revenues are denominated in U.S. dollars, the Company has sought to reduce its exposure to foreign currency risk by holding its debt primarily in U.S. dollars.  Currently, approximately 83.5% of the Company’s indebtedness is denominated in U.S. dollars.

Grupo TMM, S.A.B. and Subsidiaries

The Company currently believes that its strategy of holding the majority of its debt as U.S. dollar-denominated debt will allow it to effectively manage its foreign currency risk without the use of currency derivatives or other hedging instruments. However, the Company has in the past, and may from time to time in the future, enter into currency derivatives denominated in Mexican Pesos or other relevant currencies to attempt to manage its foreign currency risk. These derivatives should allow the Company to offset an increase in operating and/or administrative expenses arising from foreign currency appreciation or depreciation against the U.S. dollar. See Item 11. “Quantitative and Qualitative Disclosures About Market Risk — Foreign Currency Risk.”

Trend Information

Historically, a substantial portion of the revenue generated by our Maritime Operations business has been achieved through contracts with PEMEX. In 2015, 2016 and 2017, 60%, 51% and 30%, respectively, of the revenue generated by Maritime Operations resulted from contracts with PEMEX.

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

Off-Balance Sheet Arrangements

As of December 31, 2017, we did not have any off-balance sheet arrangements. We report our assets and liabilities according to the current IFRS as issued by the IASB.

Contractual Obligations

The following table outlines our obligations for payments under our capital leases, debt obligations, operating leases and other financing arrangements for the periods indicated as of December 31, 2017:

Indebtedness (1)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in thousands of Pesos, unless noted otherwise)
Parcel Tanker Vessels and Tugboat Financings (2)	309,638	53,306	53,152	-	416,096
Investors (3)	100,009	-	-	-	100,009
Land and Logistics Equipment Financing (4)	17,218	21,246	-	-	38,464
Refinancing Acquisition ADEMSA(5)	24,252	29,603	-	-	53,855
Working Capital (6)	5,885	9,800	1,587	-	17,272
Other Debt (7)	34,559	39,118	16,812	-	90,489
Total	$491,561	$153,073	$71,551	-	$716,185

Grupo TMM, S.A.B. and Subsidiaries

Financial Lease Obligations (8)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Vessel, Transportation Equipment and Other Operating Leases	$39,619	$79,346	$96,999	$117,860	$333,824
Total	$39,619	$79,346	$96,999	$117,860	$333,824

Operating Lease Obligations (9)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Vessel, Transportation Equipment and Other Operating Leases	$77,589	$143,067	$158,278	$617,718	$996,652
Total	$77,589	$143,067	$158,278	$617,718	$996,652

(1)	These amounts include principal payments and accrued and unpaid interest as of December 31, 2017.
(2)
Debt allocated in two companies: The first financing is in connection with the financing of two parcel tanker vessels, allocated on a special purpose company, denominated in US Dollars. The these lines of credit were scheduled to mature in June 2017, with a balloon payment of $320,624, monthly principal and interest payments with a weighted average rate of 6.96% per annum; in 2017, the Company refinanced the payment schedule, extending the maturity for one more year to June 2018 with a balloon payment of $217,089, monthly principal and interest payments with a weighted average rate of 4.64% per annum. The second financing is in connection with the acquisition of one tugboat, denominated in Euros; this line of credit matures in November 2022, with semi-annual principal and interest payments at a fixed rate of 7.0% per annum.

(3)
Debt in connection with the cancellation of the Securitization Facility, denominated in US Dollars. The original maturity of these lines of credit was January 2017, semiannual interest payments and fixed rate of 11.25% per annum. The Company granted a reschedule of the balance extending the maturity to July 2018, with monthly interest payments at a fixed rate of 11.25% per annum.

(4)
Debt in connection with the land & logistics equipment financing, denominated in Mexican Pesos. Line of credit denominated in Pesos, maturing in December 2019, with monthly interest and principal payments at a fixed rate of 12.0% per annum.

(5)
Debt in connection with ADEMSA acquisition refinancing, denominated in US Dollars. The Company refinanced the payment schedule, extending the maturity of this line of credit to December 2019, with quarterly principal and interest payments, with a variable rate of 7.82% per annum as of December 31, 2017.

(6)
Debt for working capital and to strength agricultural activities of ADEMSA. Various lines of credit denominated in Mexican Pesos, with different maturities between October 2017 and August 2021, monthly interest and principal payments with a weighted average rate of 10.72% per annum as of December 31, 2017.

(7)
Debt allocated in different companies for working capital and letter of credit issuances. Various lines of credit denominated in Mexican Pesos, with maturities between September 2018 and March 2022, with monthly principal and interest payments, variable rate; the weighted average rate was 11.39% per annum as of December 31, 2017.

(8)	Financial lease agreement for purchasing AHTS vessel, denominated in US Dollars, maturing in November 2026, with monthly interest and principal payments and fixed rate of 15.92%.
(9)	These amounts include the minimum lease payments.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

Grupo TMM, S.A.B. and Subsidiaries

Our current Board of Directors was elected and ratified at the Company’s Annual General Ordinary Shareholders’ Meeting held on April 30, 2018. Our directors and alternate directors, their principal occupations and years of service (rounded to the nearest year) as a director or alternate director are as follows:

Name	Principal Occupation	Years as a Director or Alternate Director	Age
Directors
José F. Serrano Segovia	Chairman of the Board of Grupo TMM	46	77
Ignacio Rodríguez Rocha	Attorney and First Vice-chairman of Grupo TMM	27	82
Maria Josefa Cuevas de Serrano	Private Investor	12	72
Francisco Javier García-Sabaté Palazuelos	Private Investor	3	66
Carlos Viveros Figueroa	Private Investor	4	77
Miguel Alemán Velasco	Private Investor	9	86
Miguel Alemán Magnani	Private Investor	9	52

Alternate Directors
Vanessa Serrano Cuevas	President Deputy Director	2	43

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

Grupo TMM, S.A.B. and Subsidiaries

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

Carlos Viveros Figueroa

Mr. Viveros was born on January 3, 1941. He has a degree in Architecture from Universidad Nacional Autónoma de México and a certificate in External Trade from INCE. He has worked as a consultant for several public and private organizations that focus on promoting and supporting small business in Latin America. He helped create the master’s program for Port Development in Quintana Roo, Mexico. He has also advised in radio communications specialized on fleet. He was the founder partner of the navy company Tecomar where he was CEO of the company. He has also been a Board member of Banca Cremi and Governing Board member of Bancomext. Currently, he is part of the Board of the Instituto Mexicano de Ejecutivos en Comercio Exterior. He was a partner of Consejo Empresarial Mexicano para Asuntos Internacionales and President of several Chambers (CANAINTRAM, Marina Mercante, ANIERM), member of CONCAMIN, and also head of México and Vice-president of Asociación Latinoamericana de Armadores in Montevideo, Uruguay, which grouped the naval companies in Latin America. In 1991, Mr. Viveros was chosen as man of the year by the freight transport industry of Asociación de Industriales del Transporte y Comercio Internacional and in 1996, the government of Brazil gave him the award of “Orden Cruzeiro Do Sul” as Commander.

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

Grupo TMM, S.A.B. and Subsidiaries

Executive Officers

Our officers serve at the discretion of our Board of Directors. Our executive officers, their position and years of service with us and as an executive officer are as follows:

Name	Position	Years of Service	Executive Officer
Corporate Directors
José F. Serrano Segovia	Chairman of the Board and Chief Executive Officer	46	26
Jacinto David Marina Cortés	Deputy Chief Executive Officer	27	27
Carlos Pedro Aguilar Méndez	Deputy Chief Executive Officer and Chief Financial Officer and Administrative Director	28	11
Silvia Millán Hernández	Corporate Human Resources Director	31	3
Elvira Ruiz Carreño	Corporate Audit Director	22	15
Marco Augusto Martínez Avila	Corporate Legal Director	10	5

Business Unit Directors
Luis Manuel Ocejo Rodríguez	Director, Maritime Transportation	35	11
Gustavo Adolfo Madero Nieto	Director, Ports and Terminals	2	2

José F. Serrano Segovia, who is chairman of the Board of Directors, is married to Maria Josefa Cuevas de Serrano, a member of the Board of Directors. Vanessa Serrano Cuevas, who is an alternate director of the Board of Directors, is the daughter of José F. Serrano Segovia and Maria Josefa Cuevas de Serrano.

Compensation

For the year ended December 31, 2017, the aggregate total compensation paid to our directors, alternate directors and executive officers for services in all capacities was approximately $31.5 million. See Item 7. “Major Shareholders and Related Party Transactions.”

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

Grupo TMM, S.A.B. and Subsidiaries

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

Grupo TMM, S.A.B. and Subsidiaries

▪	reviewing related party transactions; and

▪	performing any activity set forth in the Mexican Securities Law.

Code of Ethics

The Company has adopted a Code of Ethics, which applies to its principal executive officer, principal financial officer, and other members of our senior management. We last updated the Code of Ethics in April 2017. The Code of Ethics may be viewed on the Company website at www.grupotmm.com under the caption “Investors — Corporate Governance.” An English version of this document is available upon written request sent to Grupo TMM, S.A.B., Avenida de la Cúspide, No. 4755, Colonia Parques del Pedregal, 14010 México City, México, Attn: Human Resources.

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

Employees

As of March 31, 2018, we had 1,524 employees, approximately 17% of whom were unionized. As of December 31, 2017, we had 1,494 employees, approximately 17% of whom were unionized. The increase in the number of our employees in the first quarter of 2018 is largely due to increases in our maritime operations.

As of December 31, 2016, we had 1,499 employees, approximately 25% of whom were unionized. The decrease in the number of our employees in 2017 is largely due to decreases in our Tampico terminal operations.

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

Share Ownership

As of December 15, 2017, the Serrano Segovia family held 49,452,327 Shares directly, and the CPO Trustee maintained 21,760,557 Shares of our capital stock in the form of ADSs, including 6,441,560 Shares that are beneficially owned by the Serrano Segovia family. Accordingly, as of such date, the Serrano Segovia family controlled the voting power of our capital stock. The voting power controlled by the Serrano Segovia family varies from time to time, depending upon the number of Shares held by the Serrano Segovia family and by the CPO Trust and others. As of April 25, 2018, other than as set forth below in the section entitled “Major Shareholders,” each of our other directors, alternate directors or executive officers owns less than one percent of our Shares on an individual basis.

Shares were contributed to the CPO Trust established with a 30-year term by Nacional Financiera, S.N.C. (the “CPO Trustee”) on November 24, 1989. The CPO Trustee authorized the issuance of non-redeemable ordinary participation certificates (certificados de participación ordinarios no amortizables) (“CPOs”) that correspond to our Shares. One CPO may be issued for each Share contributed to the CPO Trust. CPOs constitutes separate negotiable instruments different and apart from the Shares, and afford to their holders only economic rights with respect to the Shares held in the CPO Trust. Such voting rights are exercisable only by the CPO Trustee, which is required by the terms of the CPO Trust to vote such Shares in the same manner as holders of a majority of the outstanding Shares not held in the CPO Trust and voted at the relevant meeting. Mexican and non-Mexican investors may hold CPOs without restrictions of any kind. The acquisition of Shares representing 5% or more of the capital stock of Grupo TMM by any person or group of persons (other than the Serrano Segovia family and the CPO Trustee), in one or a series of simultaneous or successive transactions requires the prior approval of the Board of Directors. As of April 25, 2018, the CPO Trustee held CPOs representing an aggregate of 21,760,557 Shares in the form of ADSs.

Grupo TMM, S.A.B. and Subsidiaries

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table indicates, as of April 25, 2018, unless otherwise indicated, the shareholders that beneficially own 5% or more of our outstanding Shares (the “Major Shareholders”). The percentage of our outstanding Shares owned by each Major Shareholder shown below is based on the 102,182,841 Shares outstanding as of April 25, 2018. For purposes hereof, each Major Shareholder with shared voting or investment authority with respect to certain securities is deemed to beneficially own all such securities.

Shareholder	Number of Shares	Percentage of Shares Outstanding
José F. Serrano Segovia (a)	44,867,943	43.9%

a)
Based upon information made known to the Company and reports of beneficial ownership filed with the SEC, the Serrano Segovia Family beneficially owns 49,452,327 Shares, including 37,100,478 Shares held by VEX, a Mexican corporation in which José F. Serrano Segovia holds 100% of the voting stock, and 500 Shares beneficially owned by Promotora Servia, S.A. de C.V. (“Promotora”), a Mexican corporation controlled by José F. Serrano Segovia, and which are owned directly by its subsidiary, Servicios Directivos Servia, S.A. de C.V. (“Servicios”), a Mexican corporation.

Change in Percentage Ownership

No Major Shareholder has disclosed a significant change in its percentage ownership of Shares during the three years ended December 31, 2017, 2016 and 2015.

Voting Rights and Control

As of April 25, 2018, 21,760,557 Shares were held in the form of ADSs, which have limited voting rights. The Shares held in the form of ADSs are held directly by the CPO Trust. The voting rights for those Shares are exercisable only by the trustee of the CPO Trust, which is required by the terms of the trust agreement to vote such Shares at any shareholders’ meeting in the same manner as the majority of the Shares that are not held in the CPO Trust are voted. Of the 80,422,284 Shares held outside of the CPO Trust as of April 25, 2018, the Serrano Segovia family beneficially owns 43,010,767, or 53.5% of such Shares. As a result, the Serrano Segovia family could direct and control the policies of the Company and its subsidiaries, including mergers, sales of assets and similar transactions. See Item 9. “The Offer and Listing.” Except for the limited voting rights applicable to their ADSs, none of the Major Shareholders have voting rights that differ from those applicable to other holders of Shares.

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

In accordance with such venture, Sierra Oil & Gas initially contributed $4.6 million to the capital stock of Optimus, equivalent to the value of the first portion of land contributed by Grupo TMM, with the parties agreeing to joint control of Optimus. In addition, Grupo TMM contributed to Optimus another portion of land at a value of US$6.16 million (approximately $121.6 million), with Sierra Oil & Gas to contribute an additional US$6.16 million, for a total additional contribution of US$12.333 million (approximately $243.4 million), all of which is to be contributed by Sierra Oil & Gas within the three-year period following May 26, 2016.  (see Notes 14 and 22 to our Audited Consolidated Financial Statements).

ITEM 8.	FINANCIAL INFORMATION

See Item 18 — “Financial Statements.”

Legal Proceedings

Refined Product Services (“RPS”) Claim

On August 7, 2007, Transportación Marítima Mexicana, S.A. de C.V. (“TMM”) filed a claim for arbitration against RPS for the amount of US$50,000 (approximately $986,770) for various expenses incurred by TMM due to the delay of the delivery of the tanker vessel Palenque.

On October 19, 2007, RPS filed a countersuit for US$3.0 million (approximately $59.2 million), alleging that TMM failed to maintain the tanker vessel Palenque, and also filed a claim for consequential damages for losing a contract while the vessel was being repaired. Although it is impossible to predict the outcome of any legal proceeding, we believe this claim to be without merit and intend to defend this proceeding vigorously.

Mutual Claims Between Worldwide Services, Ltd. (“WWS”) and TMM

In December 2007, TMM and WWS filed claims against each other relating to the charter by us of the vessel Veracruz. TMM’s US$393,731 (approximately $7.8 million) claim related to the fuel costs and low performance of the vessel Veracruz, and WWS’ US$938,000 (approximately $18.5 million) counter claim alleged that the same vessel overperformed and that consequently, TMM owes WWS under the terms of the charter contract.

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

Grupo TMM, S.A.B. and Subsidiaries

ADEMSA has been negotiating a financial restructuring to permit the long-term financing of the debts or claims involved. As a result, the Company presents an allowance as of each of December 31, 2017 and 2016 for $2.5 million relating to the obligations of ADEMSA in the event the agreements negotiated with the financial institutions cannot be implemented or if the debts cannot be settled in full during the term and under the conditions of the financing restructuring.  During each of the years ended December 31, 2017 and 2016, the Company has made payments to the financial institutions pursuant to the settlement agreement.

Elimination of the Fiscal Consolidation Regime

On February 13, 2014, we filed an indirect writ of relief (amparo) challenging the constitutionality of various provisions related to the elimination of the fiscal consolidation regime, which was among the Mexican tax reforms that went into effect on January 1, 2014.  See Item 4. “Information on the Company – Regulatory Framework – Mexican Tax Reforms” and Note 31(e) to our Audited Consolidated Financial Statements contained elsewhere herein. In our writ, we have offered various arguments that we believe demonstrate that various aspects of the tax reform violate the constitutional guarantees of proportionality, legality, and legal certainty, and also various human rights recognized by the Mexican Constitution and in international treaties to which Mexico is party. On February 16, 2016, the court issued a ruling rejecting our constitutional challenge. We appealed this ruling on March 17, 2016 and on September 13, 2017,  the court rejected our appeal.

Given the diversity of procedures in the tax laws to determine the effects of deconsolidation required by these reforms, the various criteria to be used, and the possible results of the acts contested in our writ of relief, our Financial Statements do not include any disclosure regarding deconsolidation as there is no certainty as to the application of a specific procedure.

2005 Tax Liabilities Claim

TMM has initiated an appeal to secure the annulment of various tax liabilities asserted by the Mexican tax authorities concerning the 2005 tax year.

On November 5, 2012, the former Federal Court of Tax and Administrative Justice ruled that TMM’s appeal for annulment could proceed. That appeal for annulment was referred to the Metropolitan Regional First Division of the Federal Court of Tax and Administrative Justice.

On January 30, 2018, TMM was notified that the matter was forwarded to the full Federal Tax Court sitting en banc of Mexico City.  No ruling has been handed down by the court as of the date of this Annual Report.

Claim of Grupo TMM against SSA Mexico, S.A. de C.V. (“SSA”)

On August 12, 2016, Grupo TMM initiated arbitration proceedings against SSA, seeking compensation in the amount of $119,673 for the improper use of tax losses by SSA.

On April 12, 2018, the parties submitted their respective positions to the arbitral tribunal, which is expected to issue an award in the coming months. Although it is impossible to predict the outcome of any arbitral proceeding, Management believes that the Company has strong arguments to support its claim.

Motions for Annulment of Various Tax Provisions

During 2017 and 2016, Grupo TMM filed Motions for Annulment with the Federal Court of Administrative Justice against various decisions of the Tax Administration Service (SAT) challenging (i) the rejection of deductions (tax year 2007), (ii) modifications to the Fiscal Consolidation Regime for controlled companies (tax year 2005), (iii) deferred income tax on consolidation (tax year 2010), and (iv) the termination of the consolidation regime (tax year 2013).  These motions remain pending before the courts.

Grupo TMM, S.A.B. and Subsidiaries

Other Legal Proceedings

We are a party to various other legal proceedings and administrative actions, all of which are of an ordinary or routine nature and incidental to our operations. Although it is impossible to predict the outcome of any legal proceeding, in the opinion of our management, such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on our financial condition, results of operations or liquidity. For information regarding our pending tax assessment, see Note 31(g) to the accompanying Audited Consolidated Financial Statements contained elsewhere herein.

In considering whether accrual of a loss contingency is necessary in connection with legal claims outstanding that could, both individually or in the aggregate, have a material effect on the financial condition or operating results of the Company, the Company evaluates the requirements of paragraph 14 of IAS 37 to determine whether the Company has a present obligation (legal or constructive), whether it is probable that an outflow of resources will be required in order to settle the obligation, and whether the amount of the obligation can be reliably estimated.  Based on management’s review and analysis of the legal claims outstanding for the fiscal year ended December 31, 2017, the Company concluded that it did not have a present obligation in respect of any legal claims outstanding other than the mutual claims described above.

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

Our Shares continue to trade in Mexico on the Mexican Stock Exchange. In the United States, our ADSs, each representing five CPOs, trade on the OTC market under the ticker symbol GTMAY following their delisting from the NYSE on June 12, 2012.  Our ADSs continue to be registered under the U.S. Securities Exchange Act of 1934 and are issued and exchanged in New York by The Bank of New York Mellon, which replaced Citibank, N.A. as depositary on December 18, 2009. As of December 15, 2017, of the 102,182,841 outstanding Shares, 21,760,557 were held in the form of ADSs.

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

Mexican Stock Exchange
Price per Share
(Pesos)

	Shares
Previous five years:	High	Low
2013	2.93	1.80
2014	7.85	2.20
2015	5.10	3.30
2016	11.00	3.70
2017	6.78	4.40

Mexican Stock Exchange
Price per Share
(Pesos)

	Shares
Previous two years (by quarter):	High	Low
2016:
First Quarter	5.00	3.99
Second Quarter	4.33	3.90
Third Quarter	11.00	3.70
Fourth Quarter	8.20	6.00
2017:
First Quarter	6.78	5.42
Second Quarter	5.90	5.00
Third Quarter	6.10	5.02
Fourth Quarter	5.75	4.40
2018:
First Quarter	5.48	3.30

Grupo TMM, S.A.B. and Subsidiaries

Mexican Stock Exchange
Price per Share
(Pesos)

	Shares
Previous six months:	High	Low
October 31, 2017	5.48	5.00
November 30, 2017	5.24	4.40
December 31, 2017	5.75	4.53
January 31, 2018	5.48	5.16
February 28, 2018	5.38	3.39
March 31, 2018	4.20	3.30

Source: InfoSel Financiero

New York Stock Exchange / OTC Market
Price per ADS
(Dollars)

	ADS(*)
Previous five years:	High	Low
2013	1.10	0.71
2014	2.91	0.82
2015	1.58	1.01
2016	2.75	0.96
2017	1.57	1.03

(*)	Effective June 15, 2012, the ADSs were delisted from the NYSE. The ADSs began trading on the OTC market on June 18, 2012.

OTC Market
Price per ADS
(Dollars)

	ADS
Previous two years (by quarter):	High	Low
2016:
First Quarter	1.21	1.00
Second Quarter	1.15	1.01
Third Quarter	2.75	0.96
Fourth Quarter	2.01	1.42
2017:
First Quarter	1.57	1.19
Second Quarter	1.54	1.31
Third Quarter	1.41	1.32
Fourth Quarter	1.27	1.03
2018:
First Quarter	1.11	0.76

Grupo TMM, S.A.B. and Subsidiaries

OTC Market
Price per ADS
(Dollars)

	ADS
Previous six months:	High	Low
October 31, 2017	1.21	1.21
November 30, 2017	1.03	1.03
December 31, 2017	1.27	1.27
January 31, 2018	1.11	1.11
February 28, 2018	0.94	0.76
March 31, 2018	0.80	0.80

Source: InfoSel Financiero.

Share Repurchase Program

On December 14, 2007, the Company announced that its Board of Directors had given its approval to constitute a reserve fund to repurchase Shares during their meeting held in November of that year. The Share repurchase program was also approved by the Company’s shareholders at a shareholders’ meeting. The program was approved for an amount of up to US$10 million (approximately $197.4 million).

The Company has repurchased 1,577,700 Shares under the program since its approval in 2007. As of April 25, 2018, of the 102,182,841 outstanding Shares, 21,760,557 were held in the form of ADSs.

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

We believe that we were not a PFIC for United States federal income tax purposes for the 2017 taxable year and we do not anticipate being a PFIC for the 2018 taxable year. However, because PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time (including certain equity investments of less than 25 percent) and because the characterization of certain income and assets is uncertain under the PFIC rules, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. holder held ADSs, certain adverse consequences could apply to such U.S. holder.

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

Grupo TMM, S.A.B. and Subsidiaries

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

The following information includes “forward-looking statements” that involve risk and uncertainties. Actual results could differ from those presented. All information below is presented under IFRS as of December 31, 2017, in pesos.

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

Grupo TMM, S.A.B. and Subsidiaries

Foreign Currency Risk

Historically, a majority of the Company’s revenues have been denominated in U.S. dollars, while the majority of our costs and expenses have been denominated in Pesos. As such, the Company is exposed to foreign currency risk and may occasionally use currency derivatives to manage alternating levels of exposure. These derivatives allow the Company to offset an increase in operating and/or administrative expenses arising from foreign currency appreciation or depreciation against the U.S. dollar.

The Company’s income from operations may therefore be materially affected by variances in the exchange rate between the U.S. dollar and the Mexican Peso.  Mexican Pesos historically have been subject to greater risk of devaluation and have tended to depreciate against the U.S. dollar.  Given that a large proportion of the Company’s revenues are denominated in U.S. dollars, the Company has sought to reduce its exposure to foreign currency risk by holding its debt primarily in U.S. dollars.  Currently, approximately 83.5% of the Company’s indebtedness is denominated in U.S. dollars.

The Company currently believes that its strategy of holding the majority of its debt as U.S. dollar-denominated debt will allow it to effectively manage its foreign currency risk without the use of currency derivatives or other hedging instruments. However, the Company has in the past, and may from time to time in the future, enter into currency derivatives denominated in Mexican Pesos or other relevant currencies to attempt to manage its foreign currency risk. These derivatives should allow the Company to offset an increase in operating and/or administrative expenses arising from foreign currency appreciation or depreciation against the U.S. dollar.

At December 31, 2017 and 2016, the Company had monetary assets and liabilities denominated in currencies other than the Mexican Peso as follows:

	December 31,
	(in thousands of Pesos)
	2017	2016
Assets	$550,039	$1,219,322
Liabilities	(962,914)	(1,328,109)
	$(412,875)	$(108,787)

The objective of the Company when using derivatives is always to manage specific risks and exposures, and not to trade such instruments for profit or loss.

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

Grupo TMM, S.A.B. and Subsidiaries

	Breakdown of Fixed and Variable Rates of Financial Obligations(1)
	Expected Maturity
Liabilities	2018	2019	2020	2021	Thereafter	Total	Fair Value
	(in millions of pesos)
Long-Term Debt
Fixed Rate	$153.5	$60.8	$41.7	$44.4	$152.4	$452.8	$452.8
Average Interest Rate	11.94%	12.46%	13.06%	13.76%	14.68%	12.91%		**
Variable Rate	$348.1	$54.9	$23.6	$17.3	$1.1	$445.0	$445.0
Average Interest Rate	6.63%	10.51%	11.76%	11.84%	11.89%	7.78%		**

(1)	Information as of December 31, 2017.
**	Not applicable

From time to time, we use derivative financial instruments such as interest rate cap transactions for hedging purposes in order to reduce our exposure to increases in interest rates.  The Company is not currently hedging its interest rate exposure throught the use of any derivative financial instruments.

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

Derivative Instruments

As of December 31, 2017, the Company was not holding any derivative instruments for hedging purposes.

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

Grupo TMM, S.A.B. and Subsidiaries

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

Fees payable by the depositary

The depositary has agreed to reimburse us for expenses we incur in connection with the establishment of the ADS facility, including legal fees, fees due to the previous depositary, investor relations expenses and other facility-related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. The depositary has also agreed to pay its standard out-of-pocket administrative, maintenance and shareholder services expenses for the ADSs. Such expenses include the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationary, postage, facsimile and telephone calls, and certain investor relationship programs or special investor relations promotional services. We did not receive any reimbursements from the depositary during the years ended December 31, 2015, 2016 and 2017, respectively.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See Item 4. “Information on the Company — Organizational Structure — Reclassification of Series A and Series L Shares.”

Grupo TMM, S.A.B. and Subsidiaries

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclose Controls and Procedures.

The Company has evaluated, under the supervision and with the participation of management, including the Company’s Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2017. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer each concluded that, as of the end of the 2017 fiscal year, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in its reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported as and when required by the Securities and Exchange Commission’s applicable rules and forms, and is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedure may deteriorate. The Company, with the participation of its Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017. In making its assessment of internal control over financial reporting, management used the criteria in the 2013 Internal Control — Integrated Framework set forth by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission.

As a result of this assessment, the Company’s management has determined that the Company’s internal control over financial reporting was effective as of December 31, 2017.

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

Grupo TMM, S.A.B. and Subsidiaries

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors of Grupo TMM maintains an Audit and Corporate Practices Committee which is comprised of three independent directors, each of whom has significant experience in analyzing and evaluating financial reports and an understanding of internal controls and procedures for financial reporting. On April 30, 2018, the General Assembly of Shareholders appointed as independent director Mr. Francisco Javier García-Sabaté Palazuelos, who is considered a financial expert in accordance with the standards described in Section 407 of the Sarbanes Oxley Act of 2002.

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

We last updated our Code of Ethics in April 2017. We have not granted any waivers to any provision of our Code of Ethics to any officer, employee or member of the Audit or Corporate Practices Committee during the Company’s fiscal year ended December 31, 2017.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table reflects our principal accounting fees and services for the years 2017 and 2016:

GRUPO TMM, S. A. B.
Summary of Auditors’ Payments
(In thousands of Pesos)

	As of December 31,
	2017	2016
Audit Fees(a)	$10,931.4	$13,612.4
Total(b)	$10,931.4	$13,612.4

(a)	Audit Fees—Fees relate to the review of our Annual Financial Statements and Annual Report filed with the SEC and review of other SEC filings.
(b)	Total does not include Mexican tax (“Impuesto al Valor Agregado” or “IVA”).

The Company’s Audit Committee pre-approves all fees for the services provided by the independent auditors, including the fees for 2016 and 2017 in accordance with the Company’s policies and procedures.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

Grupo TMM, S.A.B. and Subsidiaries

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

Consolidated Financial Statements and Report of the Independent Registered Public Accounting Firm

Grupo TMM, S.A.B. and Subsidiaries

December 31, 2017, 2016 and 2015

Contents

		Page
Report of the independent registered public accounting firm		1 - 2

Consolidated statements of financial position		3

Consolidated statements of profit or loss		4

Consolidated statements of comprehensive income		5

Consolidated statements of changes in stockholders’ equity		6

Consolidated statements of cash flow		7

Note to the consolidated financial statements		8

1	General information	8

2	Changes in accounting policies	10

3	Summary of significant accounting policies	12

4	Going concern	23

5	Acquisitions and disposals	24

6	Cash and cash equivalents	26

7	Trade receivables	27

8	Other accounts receivable	28

9	Materials and supplies	28

10	Prepayments	28

11	Leases	28

12	Concession rights	29

13	Property, vessels and equipment	30

14	Other non-current assets	32

15	Intangible assets	33

16	Impairment of long-lived assets	33

17	Financial assets and liabilities	35

18	Mandatorily convertible debentures into shares	41

19	Balances and transactions with related parties	42

20	Accounts payable and accrued expenses	43

21	Stockholders’ equity	43

22	Other income	45

23	Interest expense and other financial costs	46

24	Income tax and tax loss carryforwards	46

25	Segment reporting	48

26	Employee benefits	50

27	Profit (loss) per share	53

28	Fair value measurement	53

29	Financial instruments risk	55

30	Capital management policies and procedures	59

31	Commitments and contingencies	60

32	Post-reporting date events	62

33	Authorization of the consolidated financial statements	62

Salles, Sainz – Grant Thornton, S.C. Periférico Sur 4348 Col. Jardines del Pedregal 04500, México City www.grantthornton.mx

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Grupo TMM, S.A.B.:

Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Grupo TMM, S.A.B. and subsidiaries (‘Grupo TMM’ or the ‘Company’) as of December 31, 2017 and 2016, the related consolidated statements of profit or loss, comprehensive income, changes in stockholders’ equity, and cash flows, for each of the three years ended December 31, 2017 and the related notes (collectively referred to as the ‘financial statements’). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Grupo TMM as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years ended December 31, 2017 in conformity with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board.

Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (‘PCAOB’) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

2

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Material uncertainty related to going concern
The accompanying consolidated financial statements have been prepared under the assumption the Company will continue as a going concern. As discussed in Note 4 to the consolidated financial statements, the Company has incurred recurring losses, principally as a result of its comprehensive financing cost, which was mitigated by the gain on the disposition of one of its subsidiaries in 2017. These conditions, along with other matters as set forth in Note 4, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans on this regard are also described in Note 4. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Emphasis of a Matter
As disclosed in Notes 1 and 5 to the consolidates financial statements, during 2017 the Group lost control of a significant subsidiary, TMM Division Marítima, S.A. de C.V. Consequently, the assets, liabilities, and income (loss) of this subsidiary were no longer included in the consolidated financial statements of the Group, in conformity with IFRS.

SALLES SAINZ GRANT THORNTON, S.C.

We have served as the Company’s auditor since 2005.

May 7, 2018

Grupo TMM, S.A.B. and Subsidiaries	3

Consolidated statements of financial position
As at December 31, 2017 and 2016
(Amounts in thousands of pesos, except number of shares)

	2017	2016
Assets
Current
Cash and cash equivalents (Note 6)	$461,554	$902,704
Trade receivables, net (Note 7)	250,637	796,369
Other accounts receivable (Note 8)	319,193	241,578
Related parties (Note 19)	217,188	59,098
Materials and supplies (Note 9)	58,061	106,300
Prepayments (Note 10)	11,527	15,280
Total current assets	1,318,160	2,121,329

Non-current
Property, vessels and equipment, net (Note 13)	2,623,535	9,564,872
Concession rights, net (Note 12)	13,244	17,029
Other non-current assets (Note 14)	41,383	86,429
Intangible assets (Note 15)	127,890	133,642
Total non-current assets	2,806,052	9,801,972
Total assets	$4,124,212	$11,923,301

Liabilities
Short-term
Short-term portion of the financial debt (Note 17)	$502,361	$740,370
Trade payables	169,072	189,576
Accounts payable and accrued expenses (Note 20)	341,918	405,505
Related parties (Note 19)	34,756	51,515
Total short-term liabilities	1,048,107	1,386,966

Long-term
Long-term portion of the financial debt (Note 17)	396,257	9,330,087
Employee benefits (Note 26)	175,560	164,207
Deferred income tax (Note 24)	275,226	78,051
Total long-term liabilities	847,043	9,572,345
Total liabilities	1,895,150	10,959,311

Stockholders' equity (Note 21):
Share capital (103,760,541 shares authorized and issued)	2,216,733	2,216,733
Treasury shares (1,577,700 shares)	(46,805)	(46,805)
Mandatorily convertible debentures into shares (Note 18)	-	724,100
Other components of equity	849,466	2,263,108
Accumulated losses	(859,159)	(4,259,984)
Controlling interest	2,160,235	897,152
Non-controlling interest (Note 3.1)	68,827	66,838
Total stockholders' equity	2,229,062	963,990
Total liabilities and stockholders' equity	$4,124,212	$11,923,301

The attached notes are part of these consolidated statements.

Grupo TMM, S.A.B. and Subsidiaries	4

Consolidated statements of profit or loss
For the years ended December 31, 2017, 2016 and 2015
(Amounts in thousands of pesos, except per share amounts and number of shares)

	2017	2016	2015

Revenue from transportation	$2,464,939	$2,647,484	$3,261,945

Costs and expenses:
Salaries, wages and employee benefits	571,775	639,913	697,317
Leases	622,908	621,990	735,328
Contracted services	545,541	550,287	595,243
Fuel, materials and supplies	317,525	218,960	237,066
Depreciation, amortization and loss from revaluation	562,915	555,244	672,643
Other costs and expenses	22,231	23,232	50,151
	2,642,895	2,609,626	2,987,748
Transportation (loss) profit	(177,956)	37,858	274,197

Other income, net (Note 22)	3,217,746	52,870	186,985
Operating income	3,039,790	90,728	461,182

Comprehensive financing cost:
Interest income	24,829	24,719	21,380
Interest expense and other financial costs (Note 23)	(1,210,486)	(869,267)	(800,232)
Exchange (loss) gain, net	(7,822)	(21,359)	15,740
	(1,193,479)	(865,907)	(763,112)
Profit (loss) before taxes	1,846,311	(775,179)	(301,930)

Income tax (expense) benefit (Note 24)	(516,732)	268,615	(698,475)
Profit (loss) before discontinued operations	1,329,579	(506,564)	(1,000,405)

Loss on discontinued operations	-	-	(18,465)
Net profit (loss) for the year	$1,329,579	$(506,564)	$(1,018,870)

Attributable to:
Non-controlling interest	1,989	1,480	(2,250)
Controlling interest	1,327,590	(508,044)	(1,016,620)
	$1,329,579	$(506,564)	$(1,018,870)

Basic and diluted profit (loss) per share (Note 27)
Profit (loss) per share for the year from continuing operations	$13.012	$(4.957)	$(9.790)
Loss per share for the year from discontinued operations	-	-	(0.181)
Total profit (loss) per share for the year	$13.012	$(4.957)	$(9.971)
Weighted average number of shares for the year	102,182,841	102,182,841	102,182,841

The attached notes are part of these consolidated statements.

Grupo TMM, S.A.B. and Subsidiaries	5

Consolidated statements of comprehensive income
For the years ended December 31, 2017, 2016 and 2015
(Amounts in thousands of pesos)

	2017	2016	2015

Net profit (loss) for the year	$1,329,579	$(506,564)	$(1,018,870)

Other comprehensive income:
Items that will not be subsequently reclassified to profit or loss
Deacrease of non-controlling interest	-	-	(673)
Actuarial gains, net	319	24,863	4,887
Revaluation surplus (Note 28)	941,957	424,634	1,157,690
Income tax on other comprehensive income	(282,683)	(134,849)	(348,773)
Total of other comprehensive income for the year	659,593	314,648	813,131
Comprehensive income (loss) for the year	$1,989,172	$(191,916)	$(205,739)

Attributable to:
Non-controlling interest	$1,989	$1,480	$(2,923)
Controlling interest	1,987,183	(193,396)	(202,816)
	$1,989,172	$(191,916)	$(205,739)

The attached notes are part of these consolidated statements.

Grupo TMM, S.A.B. and Subsidiaries	6

Consolidated statements of changes in stockholders' equity
For the years ended December 31, 2017, 2016 and 2015
(Amounts in thousands of pesos, except number of shares)

	Number of outstanding common shares	Share capital	Treasury shares	Mandatory convertible debentures into shares	Accumulated losses	Other components of equity (Note 21)	Subtotal	Non controlling interest	Total stockholders' equity

Balances as at December 31, 2014	102,182,841	$2,216,733	$(46,805)	$-	$(2,964,378)	$1,363,714	$569,264	$68,281	$637,545

Net loss for the year	-	-	-	-	(1,016,620)	-	(1,016,620)	(2,250)	(1,018,870)
Other comprehensive income	-	-	-	-	78,002	735,802	813,804	(673)	813,131
Comprehensive loss for the year							(202,816)	(2,923)	(205,739)
Balances as at December 31, 2015	102,182,841	2,216,733	(46,805)	-	(3,902,996)	2,099,516	366,448	65,358	431,806

Net loss for the year	-	-	-	-	(508,044)	-	(508,044)	1,480	(506,564)
Other comprehensive income	-	-	-	-	151,056	163,592	314,648	-	314,648
Comprehensive loss for the year							(193,396)	1,480	(191,916)
Equity portion of mandatorily convertible debentures into shares (Note 18)	-	-	-	724,100			724,100		724,100
Balances as at December 31, 2016	102,182,841	2,216,733	(46,805)	724,100	(4,259,984)	2,263,108	897,152	66,838	963,990

Net income for the year	-	-	-	-	1,327,590	-	1,327,590	1,989	1,329,579
Other comprehensive income	-	-	-	-	2,073,235	(1,413,642)	659,593	-	659,593
Comprehensive income for the year	-	-	-	-	-	-	1,987,183	1,989	1,989,172
Cancellation of mandatorily convertible debentures into shares (Note 18)	-	-	-	(724,100)	-	-	(724,100)	-	(724,100)
Balances as at December 31, 2017	102,182,841	$2,216,733	$(46,805)	$-	$(859,159)	$849,466	$2,160,235	$68,827	$2,229,062

The attached notes are part of these consolidated statements.

Grupo TMM, S.A.B. and Subsidiaries	7

Consolidated statements of cash flow
For the years ended December 31, 2017, 2016 and 2015
(Amounts in thousands of pesos)

	2017	2016	2015

Cash flows from operating activities:

Profit (loss) before taxes	$1,846,311	$(775,179)	$(301,930)
Adjustments to reconcile the profit (loss) with cash used in operating activities:
Depreciation, amortization and loss from revaluation	562,915	555,244	672,643
Other amortizations	84,615	76,020	76,196
(Gain) loss from the sale of property, vessels and equipment, net	(330)	(56,491)	26,131
Accrued interests	1,039,856	783,458	714,520
Gain from the loss of control of subsidiary	(3,458,467)	-	-
Exchange (gain) loss	(4,545)	69,826	46,273
Loss (gain) from the sale of subsidiaries	273,032	-	(171,505)

Changes in assets and liabilities:
Accounts receivable	7,924	267,891	(266,469)
Other accounts receivable and related parties	(150,154)	(54,580)	(62,174)
Materials and supplies	(38,936)	(3,845)	16,141
Prepayments	3,753	6,403	9,230
Other accounts payable and accrued expenses	162,094	(247,901)	(147,950)
Other non-current assets	42,269	36,971	(8,085)
Employee benefits	11,353	(47,035)	9,360
Total adjustments	(1,464,621)	1,385,961	914,311
Cash from operating activities	381,690	610,782	612,381

Cash from investment activities
Proceeds from sale of property, vessels and equipment	7,059	87,720	64,677
Acquisition of property, vessels and equipment	(80,222)	(162,072)	(102,359)
Proceeds from sale of subsidiaries	66,987	-	829,836
Decrease of cash and cash equivalents from the loss of control of subsidiary (TMM DM)	(212,332)	-	-
Cash (used in) from investment activities	(218,508)	(74,352)	792,154

Cash flow from financing activities
Debt contracted	-	166,509	30,000
Debt payments	(172,592)	(173,439)	(564,082)
Interest paid	(409,146)	(737,548)	(631,680)
Cash used in financing activities	(581,738)	(744,478)	(1,165,762)

Exchange effect on cash	(22,594)	65,393	63,540

(Decrease) increase in cash and cash equivalents	(441,150)	(142,655)	302,313
Cash and cash equivalents, beginning of year	902,704	1,045,359	743,046
Cash and cash equivalents, end of year	$461,554	$902,704	$1,045,359

Complementary information:
Income tax paid	$3,000	$3,433	$3,314

The attached notes are part of these consolidated statements.

Grupo TMM, S.A.B. and Subsidiaries	8

Notes to the consolidated financial statements

At December 31, 2017 and 2016

(Amounts in thousands of pesos, except number of shares and where otherwise indicated)

1	General information

Principal activity
Grupo TMM, S.A.B. (‘Grupo TMM’ or the ‘Company’) is a Mexican company whose principal activity is providing multimodal transport and logistics services to premium customers throughout Mexico. These activities are grouped together under the following service divisions:

•
Maritime: includes specialized offshore shipping services, clean oil, and chemical products shipping, tugboat services, bulk carrier and other activities related to the maritime transportation business.

•	Ports and terminals: includes shipping agency services, inland and seaport terminal services.

•	Logistics: includes the operations of logistics solutions services and container and railcar maintenance and repair services.

•	Warehousing: includes bonded warehouse operations and management.

Grupo TMM’s head office is located at Avenida de la Cúspide N° 4755, Colonia Parques del Pedregal, Delegación Tlalpan, C.P. 14010, Mexico City. In addition, a significant portion of its maritime division activities is conducted at Calle 55 N° 2 Col. Electricistas C.P. 24120 Cd. del Carmen, Campeche.

Corporate events
As at December 21, 2017, pursuant to the General Extraordinary Stockholders' Meeting of TMM Division Maritima, S.A. de C.V. (‘TMM DM’), a subsidiary of Grupo TMM, the stockholders approved a variable capital increase in the amount of $35, equivalent to 42,500,000 Class II Series B registered common shares with no par value shown. This increase was subscribed for and issued in cash by Intercam Banco, S.A., Instituticion de Banca Multiple, Intercam Grupo Financiero (‘Intercam’), on behalf of Management Trust number F/3192 (‘Trust F/3192’), formed by Value Automotriz, S. A. de C. V., in the capacity of Trustor and Intercam as Trustee. Trust F/3192 was created based on the resolutions of the trust certificates Holders’ Meeting held on November 28, 2017, wherein the Holders resolved to transfer 85% of the shares of TMM DM in benefit of the Holders of those trust certificates (see Notes 17 and 22).

On August 31, 2016, at the General Extraordinary Stockholders’ Meeting of Group TMM, the merger of Group TMM was approved as the acquired company with Transportacion Trasatlantica Mexicana, S.A. (‘TTM’) as the acquiring company. Pursuant to the merger, the total assets, shares, and rights, as well as liabilities, obligations, and responsibilities of any nature and, in general, the total equity of Grupo TMM would be transferred to the equity of TTM. In accordance with the General Corporate Law, this merger would go into effect once the three-month period has elapsed, counted as of the registration of the merger agreements in the Public Register.

Grupo TMM, S.A.B. and Subsidiaries	9

The purpose of that merger through TTM was to issue the mandatorily convertible debentures into shares described in Note 18. On the other hand, this operation would require that the shares of TTM be registered in the National Securities Registry, so that once the merger went into effect, the shares of TTM would start to be listed on the stock market, substituting the shares of Grupo TMM.

Subsequently, at the General Extraordinary Stockholders’ Meeting of Grupo TMM held on April 3, 2017, the stockholders resolved to render the merger discussed above null and void, since it had not gone into effect in terms of the provisions of Article 223 of the General Corporate Law. That resolution was adopted considering that: i) there would be no effects on the accounting recognition of the merger; ii) the term for purposes of merger had not expired; and iii) the reporting obligations of Grupo TMM.

Finally, the mandatorily convertible debentures into shares were recognized by Grupo TMM through the incorporation of TMM as a subsidiary, in the terms described in the Note 5.

Structure of Grupo TMM
At December 31, 2017 and 2016, Grupo TMM holds the percentage of equity interest in various subsidiaries, the most significant are as follows:

	% of ownership
	2017	2016
Maritime
Transportación Marítima Mexicana, S.A. de C.V.	100%	100%
Inmobiliaria Dos Naciones, S. de R.L. de C.V.	100%	100%
TMM Parcel Tankers, S.A. de C.V.	100%	100%

Logistics
Almacenadora de Depósito Moderno, S.A. de C.V. (Warehouse)	100%	100%
Autotransportación y Distribución Logística, S.A. de C.V.	100%	100%

Ports and terminals
TMM Logistics, S.A. de C.V.	100%	100%
Prestadora de Servicios MTR, S.A. de C.V.	100%	100%
Servicios Administrativos API Acapulco, S.A. de C.V.	51%	51%
Administración Portuaria Integral de Acapulco S.A. de C.V.	51%	51%

Payroll outsourcing
Mexschiff Operación de Personal, S.A.P.I. de C.V.	100%	100%
Omexmar Operadora Mexicana Marítima, S.A.P.I. de C.V.	100%	100%
Perhafen Services Marítimos, S.A.P.I. de C.V.	100%	100%
TMM Dirección Corporativa, S.A.P.I. de C.V.	100%	100%
Perjomar Operadora, S.A.P.I. de C.V.	44%	44%

Property leasing
Inmobiliaria TMM, S.A. de C.V.	100%	100%

Grupo TMM, S.A.B. and Subsidiaries	10

TMM DM, until the date of loss of control mentioned in Note 5 below, represented one of the main subsidiaries of Grupo TMM.

The Company’s subsidiaries are incorporated in Mexico, where most of their activities take place.

Non-controlling interest in subsidiaries
Grupo TMM holds equity interest in the subsidiaries Administración Portuaria Integral de Acapulco, S.A. de C.V., Servicios Administrativos API Acapulco, S.A. de C.V., and Perjomar Operadora, S.A.P.I. de C.V., for which there is non-controlling interest, associated effect on the Company’s consolidated financial statements is considered immaterial. These companies are established and conduct their activities in Mexico.

2	Changes in accounting policies

New and revised standards that are effective for annual periods beginning on or after 1 January 2017
Disclosure Initiative (Modifications to IAS 7)
The amendments to IAS 7 ‘Statements of Cash Flows’, effective 1 January 2017, require the Group to provide disclosures about the changes in liabilities from financing activities. The Group categorises those changes into changes arising from cash flows and non-cash changes with further sub-categories as required by IAS 7; substantially all changes in the liabilities from financing activities correspond to the category of cash flows as shown in the consolidated statements of cash flows.

The Company has not adopted any new standards or amendments that have a significant impact on the Company’s results or financial position.

Standards, amendments and interpretations to existing standards that are not yet effective and have not been adopted early by Grupo TMM
At the date of authorisation of these financial statements, certain new standards, and amendments to existing standards have been published by the ‘International Accounting Standard Board’ (‘IASB’) that are not yet effective and have not been adopted early by the Company. Information on those expected to be relevant to Grupo TMM’s consolidated financial statements is provided below.

Management anticipates that all relevant pronouncements will be adopted in the Company’s accounting policies for the first period beginning after the effective date of the pronouncement. New standards, interpretations and amendments not either adopted or listed below are not expected to have a material impact on Grupo TMM’s consolidated financial statements.

IFRS 9 ‘Financial Instruments’
The new standard for financial instruments (IFRS 9) replaces IAS 39 ‘Financial Instruments: Recognition and Measurement’. This standard for financial instruments makes significant changes to the orientation about the classification and measurement of financial assets, and it introduces a new model of 'expected credit loss' for the impairment of financial assets.

IFRS 9 also contains new requirements on the application of hedge accounting. The new requirements are intended to align hedge accounting closer to the risk management activities of entities, by increasing the eligibility of both hedge products and hedge instruments. It further introduces an approach based more on principles for evaluating hedge effectiveness.

Grupo TMM, S.A.B. and Subsidiaries	11

Management has concluded that there will not be changes in the current classification of financial assets. The business model will correspond to hold and collect contractual cash flows and, therefore, the category of amortized cost will be applied. In connection with the expected credit loss model for trade receivables, the Company will apply a simplified model of recognition of the expected credit losses throughout the life, since these items do not have any financing component.

Since equity investments, unlike investments in associates, are not significant, the change of cost less impairment measurement to fair value is estimated to be immaterial, the effect on measurement at fair value will be presented at fair value with a change in income (loss). Designations to fair value with changes in other comprehensive income will not be made.

Finally, since the Company does not maintain liabilities measured at fair value, movements from fair value of changes in the Group's own credit risk will not be required to be recognized in other comprehensive income.

IFRS 15 ‘Revenue from Contracts with Customers’
IFRS 15 presents new requirements for revenue recognition, in substitution of IAS 18 ‘Revenues’, IAS 11 ‘Construction Contracts’, and various revenue related interpretations. The new standard sets forth a revenue recognition model based on control, and it provides additional orientation on many areas not covered in detail in existing IFRS, including how to recognize agreements with multiple performance obligations, variable prices, customer reimbursement rights, supplier repurchase options, and other commonly complex subjects.

Management has analyzed the effects of adopting this standard concluding that revenues from ship chartering services will be recognized consistently with the applicable current standards, since the contracts substantially contain a performance obligation that is met throughout time, and other characteristics affecting their recognition are not contemplated.

The contracts concerning the rest of the services rendered by Grupo TMM do not contemplate complex matters such as those discussed. The characteristics of the performance obligations vary for each service. However, they are identified as a single performance obligation which are met for the majority at a point in time.

IFRS 16 ‘Leases’
IFRS 16 will replace IAS 17 'Leases' and the three related Interpretations. This concludes the long-term project of the IASB for reviewing the accounting of leases. Leases will be accounted for in the statement of financial position in the form of an asset for the right-of-use and a liability for a lease.

IFRS 16 goes into effect for annual reporting periods beginning on or after January 1, 2019. Management still must completely evaluate the impact of the standard and, therefore, it cannot provide quantified information. However, in order to determine the impact, the Company is in the process of:

•	performing a complete review of all the agreements to evaluate if any agreement will be accounted for as a lease, according to the new definition of lease of IFRS 16;

•
deciding which transition method to adopt, either a complete retrospective application or a partial retrospective application (which means that the comparative amounts will not have to be reissued). The partial application method also provides optional help to reevaluate if existing agreements are or contain a lease agreement, as well as other help. Deciding which of these practical resources to adopt is important, since they are options that can be selected only once.

Grupo TMM, S.A.B. and Subsidiaries	12

•	evaluating the current disclosures of the financial leases and the operating leases, since these are likely to form basis of the amounts that are going to be capitalized as right-of-use assets;

•	determining which optional accounting simplifications are available, and if they must be applied; and evaluating the additional disclosures that will be required.

3	Summary of significant accounting policies

Grupo TMM and its subsidiaries prepare their consolidated financial statements in accordance with International Financial Reporting Standards (‘IFRS’), as issued by the IASB, and these are presented in thousands of Mexican pesos.

The Company has decided to present in its consolidated statements of income a subtotal of ‘Operating income’ which reconciles with the ‘Net profit (loss) of the year’ considering the items of ‘Comprehensive financing cost’ and ‘Income tax (expense) benefit’; with regard to the subtotal of ‘Transportation (loss) profit’, the latter reconciles with the 'Operating income' considering the item ‘Other income’.

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

The balances and transactions among subsidiaries have been eliminated for the purposes of consolidation, including balances and unrealised gains on transactions between Grupo TMM’s companies. Unrealized losses on the sale of assets among the group are eliminated in the consolidation and the asset involved is also reviewed for impairment from a group perspective. Accounting policies of subsidiaries have been adjusted where necessary to ensure consistency with the policies adopted by Grupo TMM.

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

Investments in associates and joint ventures are accounted by the equity method and are initially recognized at their acquisition cost.

Grupo TMM, S.A.B. and Subsidiaries	13

The carrying amount of investments in associates and joint ventures is increased or decreased to recognize Grupo TMM’s share of the profit or loss and other comprehensive income of the associate and joint venture, adjusted where necessary to ensure consistency with the accounting policies of Grupo TMM.

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

Grupo TMM, S.A.B. and Subsidiaries	14

3.4	Cash and cash equivalents

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

The vessels are measured at fair value, at December 31, 2016, the fair value amounts for most of these assets were determined using market values calculated by external professional valuers and for certain vessels using other valuation techniques. As of December 31, 2017, the revalued amounts were determined using the revenue technique (expected future cash flows). The frequency of the revaluations for this class of assets will be based on the changes of the fair values, meaning when these values significantly differ from their carrying value. The Company has revaluated this class of assets at December 31, 2017 and 2016.

The revaluation surplus that is derived from the valuation of properties and vessels is recognized as part of ‘Other comprehensive income items’ and forms part of ‘other capital components’ in stockholders’ investment. A revaluation surplus is credited to income up to an amount equivalent to any revaluation write-down or impairment loss previously recognized income. Any excess is recognized in ‘Other comprehensive income items’ and in stockholders’ equity in the item of ‘Revaluation surplus’. Revaluation write-downs or impairment losses are recognized in ‘Other comprehensive income items’ up to the amount previously recognized on that asset in stockholders’ equity in the item of ‘Revaluation surplus’.

Any remaining decrease is recognized in income for the year. Any remaining balance of the revaluation surplus in stockholders' equity at the time of disposing of the asset that gave rise thereto is reclassified to retained earnings. Moreover, any remaining balance of the revaluation surplus in stockholders' equity may not be distributed to stockholders.

The depreciation of properties and vessels is recognized using the straight-line method to write down its carrying value less its estimated residual value. As no finite useful life for land can be determined, the related carrying amounts are not depreciated.

Grupo TMM, S.A.B. and Subsidiaries	15

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

Gains or losses from the disposal of property, vessels and equipment are determined as differences between the disposal proceeds and the carrying amount of the assets and are recognized in profit or loss as part of (‘Other income’), accordingly (see Note 22).

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

Subsequent measuring
All finite-lived intangible assets are accounted for using the cost model by which the net capitalized costs of their residual value are amortized using the straight-line method throughout their estimated useful lives, in the case of the concession rights; these are amortized according to the term specified in the corresponding agreement. The residual values and useful lives are reviewed at each reporting date. The trademark is considered an intangible asset with an indefinite life, therefore it is subject to impairment tests annually as described in Note 16.

Grupo TMM, S.A.B. and Subsidiaries	16

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

Trademark is allocated to those cash-generating units that are expected to benefit from synergies of a related business combination and represent the lowest level within the Company at which management monitors the trademark.

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

Grupo TMM, S.A.B. and Subsidiaries	17

The corresponding liability decreases by the lease payments net of the financial expenses. The interest component in the lease payment represents a portion of the capital balance outstanding and is recognized in operations as financial costs over the lease period. Notes 3.7 above and 13 describe the depreciation methods and estimated useful lives, respectively, for assets under financial leases.

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

All income and expenses related to financial assets which are recognized in profit or loss are reported in the comprehensive financing cost, except for the impairment of the client accounts receivable, which are reported in ‘Other income’.

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

Grupo TMM, S.A.B. and Subsidiaries	18

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

All derivative financial instruments that are not designated and are not effective as hedging instruments are carried at fair value through profit or loss. All interest-related charges are recognized in operations and included in the item ‘Interest expense and other financial costs’ in the consolidated statement of profit or loss.

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

Grupo TMM, S.A.B. and Subsidiaries	19

3.12	Provisions, contingent liabilities and contingent assets

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

All provisions are reviewed on the issuance of the financial statements and adjusted to reflect the current best estimate. When an outflow of economic resources for present obligations is not probable, this is not recognized as a liability, unless it was assumed in the course of a business combination. Such tales are disclosed as contingent liabilities unless the outflow of resources is remote.

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

Grupo TMM, S.A.B. and Subsidiaries	20

3.14	Statutory employee profit sharing

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

The net cost for the defined benefits liability period is included in the item ‘Salaries, wages and employee benefits’ in the consolidated statements of profit or loss.

Indemnifications
Indemnifications that are not substitutive of retirement, paid to personnel who leave the company due to restructuring or any other reason, are charged to the operations for the period when incurred or provisions are created when there is a present obligation of these events, with a probability of an outflow of resources and this obligation can be reasonably estimated.

Short-term employee benefits
Short-term employee benefits, including vacation entitlement, are current liabilities included in ‘Accounts payable and accrued expenses’, measured at the amount Grupo TMM expects to pay as a result of time not taken; as these liabilities are short-term, they were not discounted as their effect is considered immaterial.

3.16	Stockholders’ equity

Common shares are classified as equity. Grupo TMM does not have other equity instruments in addition to its common shares.

Grupo TMM, S.A.B. and Subsidiaries	21

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of taxes, from the proceeds. Incremental costs directly attributable to the issue of new shares or options are included in the cost of acquisition as part of the purchase consideration.

The accumulated losses include all current profits or losses and for previous periods.

Other components of equity capital include:

•	revaluation surplus, including gains from the reevaluation of vessels and properties;
•	statutory reserve corresponds to the separation of earnings withheld to this reserve;
•	additional paid-in capital is equivalent to the amount received in excess of the par value of the shares; and
•	translation result represents the accumulated effect of the change in functional currency.

3.17	Recognition of revenue, costs and expenses, and financing costs

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

In identifying its operating segments. Management follows Grupo TMM’s service lines, which represent the main services provided by Grupo TMM.

Grupo TMM, S.A.B. and Subsidiaries	22

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

3.19	Discontinued operations

Results for discontinued operations
A discontinued operation is a component of the entity that has been disposed of, or has been classified as held for sale, and:

•	represents a significant separate line of business or a geographic area of operations;
•	is part of a specific coordinated plan to dispose of a significant separate line of business; or
•	is a subsidiary acquired solely for the purpose of future sale.

The gains or losses on discontinued operations, including components of gains or losses from previous years are reported as a single amount on the consolidated statement of profit or loss. This amount, which includes the gains or losses after taxes for discontinued operations and the gains or losses after taxes resulting from measuring and disposing of assets classified as held for sale, or as a discontinuous operation.

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

Evaluation of control, significant influence, and joint control
Management evaluates the terms of voting power with respect to its investees, the power to govern, decisions, contractual and legal agreements, upon determining of there is control, significant influence, and joint control. Significant judgment is required by evaluating some of these characteristics that can be modified over time (see Notes 1 and 3.1).

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

Grupo TMM, S.A.B. and Subsidiaries	23

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

The accompanying consolidated financial statements have been prepared in accordance with the IFRS, which consider the continuity of the Company as a going concern. The Company has sustained recurrent net losses, principally as a result of its comprehensive financing cost, which was mitigated by the gain on the disposition of one of its subsidiaries in 2017 (see Note 5). The consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue to operate.

General aspects
During 2016 and 2017, the instability of the oil industry, derived from the significant drop in oil prices worldwide, significantly affected the operation of Grupo TMM, as its main client significantly reduced the services of vessels by more than 50% during those years, causing an impact on its revenue and cash flows.

Company’s Strategy
Restructuring of Grupo TMM
As discussed in Notes 1 and 5, the restructuring of Grupo TMM was completed in December 2017, whereby 85% of the shareholdings of TMM DM was transferred in benefit to the holders of trust certificates (see Note 17), which represented the loss of control of that subsidiary. Consequently, as of that date, the assets, liabilities, and the profit or loss of this subsidiary were no longer included in the consolidated financial statements of Grupo TMM. The main effects for the Company are:

•	Consolidated debt reduction in the amount of $10.4 billion pesos.
•	A gain was generated in the loss of control of TMM DM in the amount of $3.4 billion pesos.
•	The balance of stockholders’ equity amounts to $2.2 billion pesos at year end.

Grupo TMM, S.A.B. and Subsidiaries	24

It is important to note that in the following years, the financial cost of the senior trust bonds will no longer be included as part of the Company’s profit or loss. That cost represented a substantial part of its net losses incurred in these last years. Moreover, Grupo TMM will continue as a maritime operator of the ships owned by TMM DM, thereby maintaining the revenues generated by the ships that it is presently operating. Under the terms of this maritime operator scheme, there is not any non-compete agreement, which allows for undertaking new business related to maritime operations.

Pursuant to the foregoing, the financial position of Grupo TMM is strengthened with regard to its leveraging level and financial burden, which will enable it to access financial markets to carry out projects with higher profitability.

Operating Strategy
With regard to the operating matter, among other things, Grupo TMM implemented a financial factoring program to improve its liquidity, an optimization scheme of costs and operating expenses, as well as a strategic diversification of its customer portfolio to reduce the high concentration and dependence upon its main customer. The entry of potential customers due to the Mexican Energy Reform will allow for taking advantage of its extensive experience in the industry, as well as the capacity and quality of the services offered by Grupo TMM.

The Company will continue to focus its efforts on strengthening the operating and financial efficiency of its specialized Maritime segments, Ports and terminals, Logistics, and Storage. Moreover, it will continue to develop viable and high return level projects, such as:

•	Storage and distribution of refined oil liquids;
•	The development of a cruise liner terminal at a tourist port of the Mexican Caribbean.
•	New ships to meet the needs that arise as a result of the Energy Reform in Mexico.

Overview
The success in implementing these medium and long-term projects will enable Grupo TMM to grow with assets and profitable operations, thereby significantly improving the capital structure of the Company and reasonably guaranteeing its ability to continue as a going concern.

5	Acquisitions and disposals

Year 2017
Disposal of subsidiaries
As described in Note 1, in December 2017 the stockholders of TMM DM, a subsidiary of Grupo TMM, approved a capital stock increase, in the terms described in that note. This capital increase diluted the investment of Grupo TMM to 15% as of that date, which accounted for the loss of control of that subsidiary. Therefore, beginning on that date, the assets, liabilities, and profit or loss of this subsidiary were no longer included in the consolidated financial statements of Grupo TMM.

Finally, since Grupo TMM retains significant influence over TMM DM, the remaining 15% investment is accounted for as an investment in associate.

Grupo TMM, S.A.B. and Subsidiaries	25

During 2017, Grupo TMM sold the subsidiaries Dibacar Servicios, S.A.P.I. de C.V., Darcot Services, S.A. de C.V., Logistica Asociada a su Negocio, S.A. de C.V., STK Logistics, S.A. de C.V., Logistica en Administracion, and Construcciones EDAC, S.A. de C.V. for 100% of its stock, all to an unrelated party. These divestitures form part of the business plan of Grupo TMM, which contemplates focusing its resources and operation in the specialized maritime segment.

As at the date of the sale, the carrying value of net assets and the consideration received were as follows:

	TMM DM	Other subsidiaries	Total
Current assets
Cash and cash equivalents	$212,332	$-	$212,332
Trade receivables	537,808	-	537,808
Other current assets	142,956	-	142,956
Total current assets	893,096	-	893,096

Non-current
Vessels and equipment, net	7,442,415	-	7,442,415
Other non-current assets	8,530	340,019	348,549
Total assets	$8,344,041	$340,019	$8,684,060

Short-term liabilities
Trust certificates	$709,589	-	$709,589
Other short-term liabilities	439,265	-	439,265
Total short-term liabilities	1,148,854	-	1,148,854

Long-term liabilities
Trust certificates	9,731,357	-	9,731,357
Other long-term liabilities	922,297	-	922,297
Total liabilities	11,802,508	-	11,802,508

Total net assets	$(3,458,467)	340,019	$(3,118,448)

Consideration transferred	-	(66,987)	(66,987)
Investment retained by Grupo TMM	-	-	-
(Gain) loss on the disposition of subsidiaries	$(3,458,467)	$273,032	$(3,185,435)

The gain derived from the loss of control of TMM DM is shown in the item of ‘Other income’ in the consolidated statement of income (see Note 22); due to the stockholders' equity deficit of TMM DM, the fair value of the investment in an associate retained by Grupo TMM was determined nil, which is consistent with the subsequent valuation under the equity method.

The loss on the sale of other subsidiaries amounted to $273 million pesos, which is shown in the item of ‘Other income’ in the consolidated statements of profit or loss (see Note 22).

Grupo TMM, S.A.B. and Subsidiaries	26

These divestitures form part of the business plan and financial restructuring of Grupo TMM, which contemplates focusing its resources and operation in the specialized maritime segment, through a more efficient operating structure.

Year 2016
Acquisition of subsidiaries
On September 14, 2016, pursuant to a stock purchase agreement Grupo TMM acquired 100% of the shareholdings in TTM from VEX Asesores Corporativos, S.A.P.I. de C.V. (related party), and Mr. Jose Francisco serrano Segovia (shareholder). The total value of the consideration amounted to $10, which is similar to the value of the net assets acquired. That transaction was considered a business combination under common control; therefore, the accounting for a business combination was not applied and, therefore, there was no goodwill or gain generated by this transaction.

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

6	Cash and cash equivalents

Cash and cash equivalents at December 31, 2017 and 2016, are summarized as follows:

	2017	2016
Cash on hand	$925	$2,087
Cash at banks	158,035	302,753
Short-term investments (a)	235,007	535,498
Restricted cash (b)	67,587	62,366
	$461,554	$902,704

(a)	Includes fix-term deposits (promissory notes) and repurchase/resell agreements with terms up to 3 days.

(b)
Restricted cash represents the amount required to guarantee payments according to the obligations arising from the debt agreements for the acquisition of vessels and guarantee found for the sale of Terminal Marítima de Tuxpan, S.A. de C.V.

Grupo TMM, S.A.B. and Subsidiaries	27

7	Trade receivables

Trade receivables at December 31, 2017 and 2016, are summarized as follows:

	2017	2016
Maritime
Parcel tankers	$44,024	$42,069
Shipyards	30,015	23,781
Offshore vessels	28,716	496,579
Tugboats	12,401	25,440
Bulk Carrier	10,698	-
Tankers	-	84,313
Others	25	26

Ports and terminals
Shipping agencies	48,648	78,602
Port services	6,717	13,654
Commercial leases	434	599

Logistics, warehousing and other businesses
Warehousing	55,848	37,415
Repair of containers	40,730	27,471
Automotive services	689	891
Other businesses	2	882
Total trade receivables	278,947	831,722
Allowance for doubtful accounts	(28,310)	(35,353)
	$250,637	$796,369

The Company, through its subsidiaries TMM DM and Transportacion Maritima Mexicana, S.A. de C.V., signed an adhesion agreement to the productive chain program of Nacional Financiera, S.N.C. (Nafin), by implementing lines of factoring as a source of financing to reduce the liquidity risk and minimize the effect of the policies of extending the payment periods of the main customer of the Company.

Transactions were carried out in 2017 with Greensill Capital Ltd (‘Greensill’), and Grupo Financiero Ve por Mas, S. A. I.B.M. Grupo Financiero Ve por Mas (Ve por Mas) through the Nafin portal in a total amount of $279.8 million, at an average Libor rate + 2.90 for Ve por Mas with a 10% discount on the total of the documents to be discounted and Libor + 2.95 with Greensill without discount.

During 2016 transactions were carried out with Greensill, Ve por Más, Financiera Bajio, S.A. de C.V. SOFOM, E.R., Banca Mifel, S.A. I.B.M. and Grupo Financiero Mifel, through the portal of Nafin amounting to a total of $397.2 million, at an average Libor rate 3m + 2.90 for Mexican institutions and Libor 3m + 3.95 for Greensill.

Grupo TMM, S.A.B. and Subsidiaries	28

8	Other accounts receivable

Other accounts receivable at December 31, 2017 and 2016, are summarized as follows:

	2017	2016
Recoverable taxes	$175,268	$28,673
Services for port, maritime and other operations	97,328	168,105
Insurance claims	958	3,764
Employees	8,561	8,133
Others	37,078	32,903
	$319,193	$241,578

9	Materials and supplies

Materials and supplies at December 31, 2017 and 2016, are summarized as follows:

	2017	2016
Spare parts	$43,335	$75,909
Fuels	14,361	29,722
Others	365	669
	$58,061	$106,300

10	Prepayments

Prepayments at December 31, 2017 and 2016, are summarized as follows:

	2017	2016
Prepaid expenses	$4,775	$7,258
Prepaid insurance premiums	4,328	1,672
Fleet insurance	2,424	6,350
	$11,527	$15,280

11	Leases

Financial leases as lessee
The Company has a ship named ‘Subsea 88’ under a financial lease, which started in November 2013 and will terminate in October 2023. Moreover, a vehicle was acquired in this modality in December 2012, which was paid early in August 2016. As of December 31, 2017 and 2016, the carrying value of equipment in finance leases amounts $413,298 and $166,366, respectively.

The financial leasing liabilities are secured by the associated assets held under this modality. The minimum future financial leasing payments at the end of each reporting period are:

	Within the 1st year	1 to 3 years	3 to 5 years	After 5 years	Total
Balance at December 31, 2017
Lease payments	$39,619	$79,346	$96,999	$117,860	$333,824
Financial charges	(28,665)	(51,346)	(58,456)	(12,925)	(151,391)
Present values, net	$10,954	$28,000	$38,543	$104,935	$182,433

Grupo TMM, S.A.B. and Subsidiaries	29

	Within the 1st year	1 to 3 years	3 to 5 years	After 5 years	Total

Balance at December 31, 2016
Lease payments	$41,483	$82,966	$85,355	$164,888	$374,692
Financial charges	(31,713)	(58,032)	(50,937)	(33,223)	(173,905)
Present values, net	$9,770	$24,934	$34,418	$131,665	$200,787

The financial lease contract for ‘Subsea 88’ includes monthly lease payments and an option to buy at the end of the term.

Operating leases as lessee
At December 31, 2017, the operating leases report the following expiries:

Leased assets	Expire
Building	Apr. 2029
Cranes	Jul. 2020
Offshore vessels	Apr. 2018
Docks and equipment	Mar. 2018
Lift truck	Dec. 2019

The contracts include an option to buy at certain times during the term or on expiry.

The minimum future payments on operating leases are:

	Within the 1st year	1 to 3 years	3 to 5 years	After 5 years	Total
Lease payments
At December 31, 2017	$77,589	$143,067	$158,278	$617,718	$996,652

At December 31, 2016	$112,115	$137,157	$154,709	$732,745	$1,136,726

12	Concession rights

The Company holds concessions to operate the cruise and vehicle terminal at the port of Acapulco, Guerrero and the tugboat services at the port of Manzanillo, Colima. Under these concession agreements, the Company is obliged to keep the facilities included in the concession in good condition. At the end of the concessions, these facilities will revert to the federal government.

Therefore, the concession rights and the partial rights assignments provide for rights in favor of the federal government (see Note 31).

At December 31, 2017 and 2016, the Company was in compliance with its obligation to maintain the concessioned facilities in good condition.

Grupo TMM, S.A.B. and Subsidiaries	30

The concession rights at December 31, 2017 and 2016 are summarized as follows:

	2017	2016	Years to amortize
Administración Portuaria Integral de Acapulco (a)	$94,607	$94,607	10
Transportación Marítima Mexicana (b)	30,266	30,266	-
	124,873	124,873
Accumulated amortization	(111,629)	(107,844)
Concession rights, net	$13,244	$17,029

The amortization of the concession rights was $3,785 for the years ended December 31, 2017 and 2016.

(a)	Concession expires June 2021.

(b)
Renewal expires January 16, 2023, with the possibility of renewing for another 8 years. In January 2007, the total value of this concession was amortized prior to the renewal. Accumulated amortization for this intangible asset is $30,266.

13	Property, vessels and equipment

Property, vessels and equipment at December 31, 2017 and 2016 are summarized as follows:

	2017
	Net balances at year start	Additions	Disposals	Transfers and others		Depreciation /impairment		Net balances at year end	Estimated useful lives (years)

Vessels	$8,028,276	$99	$2,113	$(6,424,674)	(a)	$483,338	(b)	$1,118,250	25
Shipyard	363	-	-	-		45		318	40
Major vessel maintenance	4,457	62,172	-	(1,266)		52,755		12,608	2.5
Buildings and facilities	253,396	-	-	-		11,192		242,204	20 and 25
Warehousing equipment	1,242	-	-	-		595		647	10
Computer equipment	794	272	-	-		510		556	3 and 4
Terminal equipment	3,319	425	-	4,118		977		6,885	10
Ground transportation equipment	4,203	508	-	1,247		2,207		3,751	4.5 and 10
Other equipment	9,556	226	-	(67)		2,074		7,641
	8,305,606	63,702	2,113	(6,420,642)		553,693		1,392,860
Land	1,060,661	-	41	148,807		25,000		1,184,427
Construction in progress	198,605	16,520	13,127	(155,750)		-		46,248
	$9,564,872	$80,222	$15,281	$(6,427,585)		$578,693		$2,623,535

Grupo TMM, S.A.B. and Subsidiaries	31

	2016
	Net balances at year start	Additions	Disposals		Transfers and others		Depreciation /impairment		Net balances at year end	Estimated useful lives (years)

Vessels	$8,131,363	$7,835	$-		$357,027	(a)	$467,949	(b)	$8,028,276	25
Shipyard	423	-	-		-		60		363	40
Major vessel maintenance	53,547	9,021	-		(208)		57,903		4,457	2.5
Buildings and facilities	186,937	11	4,531		80,593	(c)	9,614		253,396	20 and 25
Warehousing equipment	-	63	-		2,076		897		1,242	10
Computer equipment	552	254	-		465		477		794	3 and 4
Terminal equipment	4,120	488	-		6		1,295		3,319	10
Ground transportation equipment	5,506	1,734	915		290		2,412		4,203	4.5 and 10
Other equipment	13,330	419	-		467		4,660		9,556
	8,395,778	19,825	5,446		440,716		545,267		8,305,606
Land	880,620	-	81,568	(d)	261,609	(c)	-		1,060,661
Construction in progress	276,681	142,247	-		(220,323)		-		198,605
	$9,553,079	$162,072	$87,014		$482,002		$545,267		$9,564,872

All the amounts for depreciation and for loss from revaluation are included as part of the depreciation, amortization and loss from revaluation on the consolidated statements of profit or loss.

The accumulated depreciation on property, vessels and equipment at December 31, 2017 and 2016 is $313,926 and $561,113, respectively. The decrease is basically due to the recognition of the fair value of the vessels; therefore, its accumulated depreciation was cancelled.

(a)
In 2017 is comprised primarily for revaluation surplus by $941,957 net of reduction for deconsolidation of TMM DM in a total of $7,445,415. In 2016 relates to revaluation surplus by $207,669 and the acquisition of the TMM Colima tugboat in December 2016.

(b)	Includes $56,213 loss from revaluation of two vessels in 2017 and $23,304 loss from revaluation of two vessels in 2016.

(c)	In 2016 is mainly comprised of the revaluation surplus of $ 216,965 net of other transfers.

(d)
It includes the sale of a real property to Optimus on June 20, 2016, with a gain for a total of $111,212. (see Note 22). The receivable derived from this sale will be capitalized as described in Note 14 below. This transaction is considered a non-cash flow transaction for purposes of presentation in the consolidated statements of cash flows.

If the cost model had been used, the revalued carrying amounts for vessels, land and properties at December 31, 2017 and 2016, would be as follows:

	2017	2016
Vessels	$452,100	$5,758,150
Lands	715,616	715,616
Properties	156,888	161,527
	$1,324,604	$6,635,293

Grupo TMM, S.A.B. and Subsidiaries	32

The revalued amounts include a revaluation surplus of $1,220,277 and $2,707,040 in 2017 and 2016, respectively, before taxes, which is not available for distribution to stockholders.

Fair value measurement
See Note 28 regarding the measuring of fair value for vessels and properties.

Guarantees
At December 31, 2017 and 2016, 5 vessels are securing financial debt with DVB Bank America, NV and B.V. Scheepswerf Damen Gorinchem, as well as the financial lease with FTAI Subsea 88. At December 31, 2016, 31 vessels were securing the Trust Certificates offering. Likewise, there are 2 properties in 2017 (3 properties in 2016) securing various bank loans.

14	Other non-current assets

Other non-current assets at December 2017 and 2016 are as follows:

	2017	2016
Almacenes de Jugos Cítricos de México, S.A.P.I. de C.V. (a)	$-	$40,000
Prepaid expenses	29,535	33,022
Security deposits	7,076	5,990
Other equity investments	5,989	5,870
Services & Solutions Optimus, S. de R.L. de C.V. (b)	(1,217)	1,547
TMM División Marítima, S.A. de C.V. (c)	-	-
	$41,383	$86,429

(a)
In July 2014, Grupo TMM contributed $40,000 to the capital stock of Almacenes de Jugos Citricos de Mexico, S.A.P.I. de C.V., which represents 21% of the voting shares. Since this entity has not started up operations as at the issue date of the consolidated financial statements, Company Management decided reserve the investment.

(b)
On February 24, 2016, Grupo TMM entered into a ‘Project Development Contract’, through its subsidiary Services & Solutions Optimus, S. de R.L. de C. V. (Optimus) with TransCanada and Sierra Oil & Gas, through its subsidiary Caoba Energia, S. de R.L. de C.V. (an unrelated third party, henceforth ‘Caoba’), whereby a petroleum liquid terminal (‘Tuxpan Project’) will be developed.

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

Caoba will make the payment on capital stock through a payment in kind of costs and expenses related to the Tuxpan Project, and Grupo TMM will capitalize that Optimus has in benefit of the Company, derived from the sale of the land (see Notes 13 and 22).

Grupo TMM, S.A.B. and Subsidiaries	33

(c)
As discussed in Note 5, the Company lost control of its subsidiary TMM DM in 2017, retaining 15% equity in its capital and exercising significant influence. Accordingly, this investment has been classified as an investment in associate. As at December 31, 2017, the value of this investment is nil, since the stockholders’ equity of TMM DM is negative. Moreover, in accordance with the statutes of TMM DM, the stockholders only assume obligation in connection with their equity up to the amount thereof.

15	Intangible assets

Intangible assets at December 31, 2017 and 2016 are summarized as follows:

	2017
	Net balances at year start	Additions (Disposals)	Transfers and others	Amortization	Net balances at year end	Estimated useful life (years)
Software	$8,114	$-	$(4,079)	$1,673	$2,362	3 and 5
Trademark (a)	125,528	-	-	-	125,528	Indefinite
	$133,642	$-	$(4,079)	$1,673	$127,890

	2016
	Net balances at year start	Additions (Disposals)	Transfers and others	Amortization	Net balances at year end	Estimated useful life (years)
Software	$10,610	$-	$3,320	$5,816	$8,114	3 and 5
Trademark (a)	125,528	-	-	-	125,528	Indefinite
	$136,138	$-	$3,320	$5,816	$133,642

(a)
Corresponds to the rights on the Marmex trademark associated with the specialized maritime division segment, specifically the offshore vessels operation. This trademark is subject to annual impairment testing.

The accumulated amortization of intangible assets at December 31, 2017 and 2016 is $10,822 and $24,188, respectively.

16	Impairment of long-lived assets

At December 31, 2017 and 2016, Grupo TMM had performed annual impairment tests. The recoverable amounts of the cash generating units were determined based on calculations of the value in use and fair value less costs of sale as follows:

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

The recovery value for these assets was determined as the higher between their value in use and their market value, less selling costs. At December 31, 2017 and 2016, no impairment losses were determined for these assets.

Grupo TMM, S.A.B. and Subsidiaries	34

Properties
The recoverable value of properties was determined as their fair value less costs of sale, which are considered immaterial in terms of the fair value. The determination of fair value is described in Note 28. At December 31, 2017 and 2016 no impairment losses were determined for these assets.

Corporate assets and other long-lived assets
These assets are not identified with any cash-generating unit, therefore these were evaluated at the Grupo TMM level. The recoverable amount of these assets was determined as their value in use. At December 31, 2017 and 2016, no impairment losses were determined for these assets.

The recoverable amounts for cash-generating units were determined based on calculations of the value in use, covering a detailed three-year projection, followed by an extrapolation of the cash flows expected for the useful lives remaining for the assets using the growth rates determined by Management. At December 31, 2017 and 2016, the recoverable amounts for the cash-generating unit are $1,138,923 and $12,881,972, respectively.

The present value of the cash flows expected for each segment was determined applying an appropriate discount rate.

	2017		2016
	Growth rate	Discount rate	Growth rate	Discount rate
Vessels	2.00%	7.18%	2.00%	7.04%

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

In addition to the considerations described above for determining the value in use of assets and the cash-generating units described above, Management is currently not aware of any other probable change that could require changes in their estimate. However, the estimate for the recoverable amount for the specialized maritime segment is particularly sensitive to the discount rates. If the discount rate used increases 1%, the value in use would decrease up to 5.59% in terms of the value determined, the value that continues to exceed the carrying value of the aforementioned assets.

Grupo TMM, S.A.B. and Subsidiaries	35

17	Financial assets and liabilities

Categories of financial assets and liabilities
The financial assets and liabilities at December 31, 2017 and 2016 are summarized as follows:

	2017	2016
Financial assets
Valued at amortized cost
Cash and cash equivalents	$461,554	$902,704
Trade receivables	250,637	796,369
Other accounts receivable	143,925	212,905
Related parties	217,188	59,098
Total current financial assets	$1,073,304	$1,971,076

Financial liabilities
Valued at amortized cost
Short-term portion of the financial debt	$502,361	$740,370
Trade payables	169,072	189,576
Accounts payable and accrued expenses	340,426	394,473
Related parties	34,756	51,515
Total short-term portion of the financial debt	1,046,615	1,375,934
Long-term financial debt	396,257	9,330,087
Total financial liabilities	$1,442,872	$10,706,021

At December 31, 2017 and 2016, the carrying value of the financial assets and liabilities at amortized cost is considered similar to their fair value.

Financial debt
Trust certificates
Trust certificates (CBFs for its acronym in Spanish) were issued in the amount of $10,500,000 on July 29, 2010, and each CBF has a par value amounting to $100 (one hundred pesos and 00/100). The date of maturity is August 15, 2030. This issue was recognized in the consolidated financial statements through the consolidation of the subsidiary TMM DM.

The CBFs accrue interest on the unpaid balance of the issue, considering the annual Equilibrium Interbank Interest Rate (TIIE for its acronym in Spanish) plus 2.45 percentage points on a term up to 30 days. The due dates of the interest up to the date referred to in the following paragraph were in every February and August.

Pursuant to a CBFs Holders’ Meeting held on May 25, 2015, the holders resolved to approve the modification of the due dates of the interest on the CBFs to every May 15 and November 15.

The principal of the CBFs will be settled on a prorated basis pursuant to a single payment that should be made as at the maturity date of the issue. However, on each due date, the balance remaining in the Fund for servicing the debt after covering interest due on the day of payment involved should be applied to prepay the principal of the issue of the CBFs, until the fund is exhausted without any penalty.

Grupo TMM, S.A.B. and Subsidiaries	36

As discussed in Notes 1 and 5, 85% of the shareholdings of TMM DM, a subsidiary of Grupo TMM, was transferred in benefit of the CBFs holders in December 2017, which represented the loss of control over that subsidiary. Consequently, as of that date, the assets, liabilities, and profit or loss of this subsidiary were no longer included in the consolidated financial statements of Grupo TMM, including the liability corresponding to this issue of the CBFs.

As at December 31, 2017, Grupo TMM is not required to consolidate this issue of CBFs, due to the loss of control of TMM DM, discussed in the foregoing paragraph

At December 31, 2017 and 2016 the CBFs are summarized as follows:

	2017	2016
Consolidated offering	$10,500,000	$10,500,000
Capitalization of interests	414,194	414,194
Payments made	(444,864)	(444,864)
Transaction costs	(737,973)	(804,170)
Subtotal	9,731,357	9,665,160
Interest payable	709,589	86,698
Subscription of mandatorily convertible debentures into shares through CBFs (see Note 18)	-	(851,054)
Loss of control of TMM DM	(10,440,946)	-
Long-term trust certificates	$-	$8,900,804

Interest amounts to$942,266 and $684,829 in 2017 and 2016, respectively.

Resolutions of CBFs Holders' Meeting
Pursuant to a CBFs Holders’ Meeting held on May 8, 2017, the CBFs Holders resolved to authorize the payment of accrued interest in benefit of the CBFs Holders in a total amount of $408,467, corresponding to May 15, 2017, to be deferred for this single time, in order for that payment to be made through a payment in the amount of $208,467 on May 15, 2017, which was made on that date, and the remaining balance amounting to $200,000 would be paid on November 15, 2017.

Pursuant to a CBFs Holders’ Meeting held on November 13, 2017, the following decisions were subsequently made:

1.
A partial application amounting to $129,051 was authorized to the payment of the $200,000 corresponding to the interest to be covered originally with a November 15, 2017 due date, as discussed in the foregoing paragraph, which was liquidated on that date, in the understanding that the remaining balance of $70,949 should be covered on the following interest due date.

2.
It was resolved that on this occasion, without any modification of the issuance documents and without prejudice to the total payment, the change will be made of the due date from May 15, 2017 to January 31, 2018. A 9.45% annual interest rate will be applied for the calculation of the amount of interest for the period extending between November 15, 2017 and January 31, 2018. The rate will be applied that is calculated in conformity with the issue documents that would have been applicable from November 15, 2017 up to May 15, 2018.

Grupo TMM, S.A.B. and Subsidiaries	37

3.
A May 15, 2018 due date that would cover the period from January 31, 2018 up to May 15, 2018 on which the interest generated by the unpaid balance of the CBFs during the corresponding period should be covered at the rate that would have been applicable from November 15, 2017 up to May 15, 2018.

4.
The spin-off of TMM DM is authorized with retroactive effects as at November 1, 2017, in order for the ownership of 85% of the shares representative of the capital stock of TMM DM as the spun-off company to be transferred in benefit of the CBFs Holders, once all the corresponding corporate acts, approvals, and authorizations have been carried out.

The Plan for Strengthening the issue was authorized pursuant to a CBFs Holders’ Meeting held on November 28, 2017. Accordingly, the following resolutions were adopted:

1.	The capitalization of the following amounts, which are added to the unpaid balance of the CBFs.

a)
The remaining balance amounting to $70,949 of the payment amounting to $200,000 corresponding to the interest to be covered originally on the due date of November 15, 2017, and a second modification on January 31, 2018.

b)	Interest in the amount of $505,669 corresponding to the period extending from May 15, 2017 up to November 15, 2017.

2.
The due date was modified from January 31, 2018 in order for the first due date to be May 15, 2018. Interest generated between November 15, 2017 and May 15, 2018, as well as the corresponding payments on capital should be covered on that date.

3.
The issue documents that were necessary were approved to be modified as well as the consents required from the stockholders of TMM DM, in order to implement the transfer of 85% of the shares of TMM DM in benefit of the CBFs Holders, either indirectly or through a buy and sell of stock or subscription of capital. Furthermore, Maritime Service Contract was modified and the terms in which those services are negotiated was approved as well.

4.
All the necessary acts were approved and the corresponding parties were instructed to enter into the necessary amending agreements, and formal procedures with the corresponding authorities, in order to substitute the share representative of the CBFs to divide the original series by the following series:

a)	Preferred (50%).- It considers payments on debt service and target capital.

b)	Subordinated (20%).- It receives the excess flow after complying with the Preferred Series during each period.

c)
Convertible (30%).- It receives the excess flow after complying with the Preferred and Subordinated Series. Every time that accumulated payments of the Preferred Series amount to 9% (of the opening balance of the Preferred Series), 3% of the shares of the Convertible Series may be converted into the Preferred Series. It is in this series where 85% of the representative shares of TMM DM is planned to be incorporated into the capital.

5.	A 5 year extension to the original date of maturity that takes advantage of the technical and operating capacity of ships in effect for that period.

Grupo TMM, S.A.B. and Subsidiaries	38

Finally, pursuant to the CBFs Holders’ Meeting held on December 19, 2017, the Trustee and the Common Representative were authorized and instructed to apply the amount of $5,250 of the balance of the contingency fund accounts and the payment in benefit of the holders at a rate of $0.05 for each one of the trust certificates in effect, in the understanding that the payment should be made on May 15, 2018.

Rating of CBFs
As at December 31, 2017 and 2016, the rating given by HR Ratings de Mexico, S. A. de C. V. to the CBF program was HR C (E) in Special Review and HR AA (E) in Special Review, respectively.

Interest rate CAP
Grupo TMM maintained a master agreement for derivative financial instruments trading with Credit Suisse AG up to November 14, 2017. In the terms of this master agreement, an interest rate CAP was contracted in January 2014 for the period from August 2014 up to August 2015, whereby the maximum rate due was 9.80%, which enabled the Company to increase hedge efficiency by 100 base points, in connection with previously contracted hedges. An extension of the CAP was contracted on April 10, 2015 for the period from August 15, 2015 up to August 14, 2016, whose maximum rate due is 9.80%. The premium paid on this transaction amounted to $2,892, which was amortized during the validity of the hedge. Finally, an extension of the CAP was contracted on June 30, 2016 for the period from August 14, 2016 up to November 14, 2017, whose maximum rate due was 10.80%. The premium paid on this transaction amounted to $3,395, which was amortized during the validity of the hedge.

As at December 31, 2017, the Company had not contracted any interest rate CAP to hedge the risk due to variations in interest rates. Interest payable amounting to $86,698 in 2016 is included as part of the balance of short-term interest payable.

Other Financing
The information for other financing at December 31, 2017 and 2016 is summarized as follows:

	2017		2016
	Short-term	Long-term	Short-term	Long-term
Payable in Mexican pesos
Daimler Financial Services México, S. de R.L. de C.V.(a)	$17,218	$21,246	$1,825	$38,462
Recognition of debt and substitution of debtor for $40.9 million at a fixed rate of 12%, with monthly payments of principal and interest and maturing November 2019.

Banco Autofin México, S.A. Institución de Banca Múltiple	19,559	55,930	19,644	75,487
Five lives of credit with mortgage surety for $45.8, $34.6, $25.5, $21.6, and $8.4 million at a variable rate of the 28- day TIIE plus 450 basis points, with monthly payments of principal and interest, maturing September 2021.

INPIASA, S.A. de C.V. (b)	1,566	4,175	1,566	5,741
Contract for two lines of credit, the first for $15.7 million and the second for $4.2 million, both at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of principal and interest, and maturing August 2021 and October 2016, respectively. The line amounting to $4.2 million was paid in full, and in accordance with the amortization schedule in October 2016.

Banco del Bajío, S.A. (b)	1,423	1,304	1,541	2,728
$8.5 million line of credit at a variable rate of the 28-day TIIE plus 250 points, with monthly payments of principal and interest, and maturing November 2019.

HSBC, S.A. (b)	1,629	3,802	1,629	5,432
$9.77 million line of credit at a variable rate of the 28-day TIIE plus 300 points, with monthly payments of principal and interest, and maturing April 2021.

Caja de Ahorro Popular la Merced Sociedad de Ahorro y Préstamo, S. de R.L. de C.V. (b)	-	-	1,100	-
$2.64 million line of credit at a variable rate of the 28-day TIIE plus 200 points, with monthly payments of principal and interest, and maturing October 2017. The line was paid in full according to its amortization schedule in October 2017.

Grupo TMM, S.A.B. and Subsidiaries	39

2017		2016
Short-term	Long-term	Short-term	Long-term
Banco del Bajío, S.A.	1,264	2,106	1,264	3,370
$9.36 million line of credit at a variable rate of the 28-day TIIE plus 250 points, with monthly payments of principal and interest, and maturing August 2020.

Trust certificates	-	-	-	8,814,106
Portfolio securitization program with a variable interest rate of the 28-day TIIE annualized plus 245 basis points (at December 2017 close, this was 9.94%) maturing August 2035. See Note 5 on the loss of control of TMM DM.

CI Banco S.A. Institución de Banca Múltiple	15,000	-	20,000	15,000
$40 million line of credit at a variable rate of the 28-day TIIE plus 150 points, with monthly payments of principal and interest on outstanding balances, and maturing November 2018.

Interest payable	2,213	-	160,920	-
	59,872	88,563	209,489	8,960,326

	2017		2016
	Short-term	Long-term	Short-term	Long-term
Payable in US dollars
DVB Bank América, NV (c)	282,677	-	352,575	-
Two lines of credit with mortgage surety; the first for US$25.0 million (approximately $485.2 million) at an average rate of 7.42% and maturing May 2017. The second, for US$27.5 million (approximately $542.7 million), at an average rate of 7.78%, and maturing June 2017.

The restructuring of the payment schedule and outstanding balance amounting to $16.0 million dollars (approximately $315.7 million pesos) was formalized in June 2017, with a variable Libor rate at 90 days plus 325 points, with monthly payments on principal and interest on unpaid balances, due June 2018.

DEG-Deutsche Investitions – UND (d)	23,682	29,603	20,105	55,793
US$8.5 million line of credit with pledge surety (approximately $167.7 million) at 8.01% fixed rate, with semiannual payments of principal and interest on outstanding balances, with a two year grace period on the principal and maturing July 2014. On September 2, 2016, the restructuring of the outstanding balance amounting to $4.1 million dollars (approximately 80.9 million) by extending the due date up to December 2019, with quarterly payments on principal and interest on the unpaid balance at a variable Libor rate at 90 days plus 550 points for the first 4 quarters, 650 points for the next 4 quarters, 750 points for the net 4 quarters, and finally 900 points for the last 2 quarters.

Other (e)	98,677	-	123,984	-
Unsecured credits were contracted, each one amounting to $3.0 million dollars (approximately $59.2 million pesos) at a fixed rate of 11.25%, with semester payments on principal and interest, originally due January 2016. Both credits were contracted again in January 2017, and $1.0 million dollars on one of them was paid and both were due in July 2017. The payment rescheduling and outstanding balance amounting to $5.0 million dollars (approximately $98.7 million pesos) were formalized in July 2017, with a fixed rate of 11.25% with monthly payments on interest and principal, due July 2018.

Grupo TMM, S.A.B. and Subsidiaries	40

2017		2016
Short-term	Long-term	Short-term	Long-term
FTAI Subsea 88 Ltd	10,954	171,479	9,770	191,017
US$10.8 million line of credit through financial leasing (approximately $213.1 million), at 15.92% fixed rate with monthly payments of principal and interest on outstanding balances and maturing November 2023.

	415,990	201,082	506,434	246,810
Payable in euros
B V Scheepswerf Damen Gorinchem	26,499	106,612	24,447	122,951
Opening line of credit amounting to $7.58 million euros (approximating $159.2 million), at a 7.0% fixed rate with semester payments on principal and interest on unpaid balances and due November 2022.
	26,499	106,612	24,447	122,951
	$502,361	$396,257	$740,370	$9,330,087

(a)	On August 2, 2016, the Company completed the restructuring process of its payment schedule.

(b)	They correspond to judicial and private agreements signed for the debt recognition with respect to Deposit Certificates secured and backed by ADEMSA, related party.

(c)	The Company formally completed the restructuring of the payment schedule and the new due date will be on June 18, 2018.

(d)	The Company formally completed the restructuring of the payment schedule and the new due date will be on December 15, 2019.

(e)
On January 31, 2017, both credits were contracted again by paying $1.0 million US dollars on one of the credits. As at the issue date of these financial statements, the Company is up to date in its obligations and completed the extension of the credit term to July 25, 2018.

Covenants
Some of the agreements related to the abovementioned loans contain certain covenants including the observance of certain financial ratios, restrictions on dividend payments, and sales of assets, among others. As at December 31, 2017 and 2016, Grupo TMM and subsidiaries complied with the covenants set forth in those contracts.

The interest expense on the trust certificates and bank loans was de $1,039,856 and $783,459 for the periods of twelve months ended December 31, 2017 and 2016, respectively.

The maturity of the long-term financial debt at December 31, 2017 and 2016 is as follows:

Grupo TMM, S.A.B. and Subsidiaries	41

Maturity	2017	2016
2018	$-	$118,515
2019	115,683	115,616
2020	65,390	64,040
2021	61,711	60,482
2022	48,538	157,327
2023 and thereafter	104,935	8,814,107
	$396,257	$9,330,087

18	Mandatorily convertible debentures into shares

At the General Extraordinary Stockholders’ Meeting of TTM subsidiary of Grupo TMM held on August 30, 2016, the stockholders resolved to approve the issue of mandatorily convertible debentures into nominative ordinary shares without par value shown representative of the capital stock of Grupo TMM (the debentures) up to an amount of $4,600,000.

As at September 30, 2016, the first issue was realized of debentures named TMMO Series I-2016, in a total amount of $1,058,628, equivalent to 10,586,284 debentures with a par value of $100 pesos. These debentures were subscribed through CBFs that the holders held at the time of the subscription (see Note 17). The debentures accrue interest at a 6.78% annual rate, which is totally capitalized in conformity with the terms of the issue.

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

On September 29, 2017, the Company agreed with the debenture holders to defer the first conversion date, in connection with 10% of the issue equivalent to 1,058,628 debentures, originally set for September 30, 2017, and whose new conversion date would be on June 30, 2018.

On December 4, 2017, the Company and debenture holders agreed to terminate the debenture issue program. Under the terms of this agreement, Grupo TMM delivered CBFs in the equivalent to the value of the debentures, plus accrued interest. This cancellation did not incur losses nor generate gains for Grupo TMM.  Moreover, it extinguished any liability for the latter.

As of December 31, 2017 there is no balance due to these obligations due to the aforementioned cancellation.

Based on the characteristics of the debentures, the Company defined that those debentures were a compound financial instrument, with a financial liability component and an equity component. The summary of the components as at December 31, 2016 is shown below:

Grupo TMM, S.A.B. and Subsidiaries	42

2016
Total issue of debentures	$1,058,628

Financial liability component	69,637
Interest payable	1,193
Transaction costs	(13,216)
Financial liability component of short-term debentures	$57,614

Financial liability component	$113,795
Interest payable	1,950
Transaction costs	(21,596)
Financial liability component of long-term debentures	$94,149

Equity component	$875,196
Interest payable	14,999
Transaction costs	(166,095)
Equity component of debentures	$724,100

19	Balances and transactions with related parties

The accounts payable and transactions with related parties at December 31, 2017 and 2016 are summarized as follows:

	2017		2016
	Receivable	Payable	Receivable	Payable
Optimus (see Notes 13 and 14)	$59,098	$-	$59,098	$-
SSA México, S.A. de C.V.	-	34,756	-	51,515
TMM DM	158,090	-	-	-
	$217,188	$34,756	$59,098	$51,515

(a)	SSA México, S.A. de C.V., is a company with which Grupo TMM and Administración Portuaria Integral de Acapulco, S.A. de C.V. conduct leasing operations and consulting.

(b)	The balances with TMM DM arise due to the loss of control of the latter and are related to the maritime operations of TMM DM with the Group.

The most relevant transactions with related parties at December 31, 2017, 2016 and 2015 are summarized as follows:

Grupo TMM, S.A.B. and Subsidiaries	43

	2017	2016	2015
Income:
Gain on sale of fixed assets (see Note 13)	$-	$54,679	$-
Leases (a)	788	788	788
	$788	55,467	788

Expenses:
Other expenses (b)	$415	$346	$250

(a)	Grupo TMM, S.A.B. lease operations with SSA México, S.A. de C.V.

(b)	Management consulting provided by SSA México, S.A. de C.V. to Administración Portuaria Integral de Acapulco, S.A. de C.V.

Transactions involving executive personnel for the years ended December 31, 2017, 2016 and 2015 include the following expenses:

	2017	2016	2015
Short-term benefits
Salaries	$31,065	$37,768	$40,571
Social security costs	471	623	775
	$31,536	$38,391	$41,346

20	Accounts payable and accrued expenses

Accounts payable and accrued expenses at December 31, 2017 and 2016 are shown as follows:

	2017	2016
General expenses	$143,409	$121,589
Purchased services	91,122	67,374
Operating expenses	42,035	160,413
Salaries and wages	1,678	3,893
Taxes payable	1,492	11,032
Other	62,182	41,204
	$341,918	$405,505

21	Stockholders’ equity

Capital stock
At December 31, 2017 and 2016, the Company’s capital stock is comprised of 102,182,841 shares outstanding, registered, without par value, and with voting rights, which may be held by Mexican nationals, investors, or companies that include in their bylaws the exclusion of foreigners clause. Foreigners may acquire shares under the figure of American Depository Shares (‘ADSs’).

The TMM ADSs are traded ‘Over-The-Counter’ (‘OTC’) under the listing code GTMAY. The underlying TMM common shares for the ADSs continue to be traded on the Mexican Stock Exchange under the listing code TMM A.

Grupo TMM, S.A.B. and Subsidiaries	44

Mandatorily convertible debentures into shares
See Note 18.

Net tax profit account (CUFIN)
At December 31, 2017 and 2016, the current balance in the Net Tax Profit Account (CUFIN for its acronym in Spanish) of the Holding Company it is as follows:

	2017	2016
CUFIN generated up to December 31, 2013	$3,326,220	$3,115,313
CUFIN generated beginning 2014	-	-
	$3,326,220	$3,115,313

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

Capital decreases
At December 31, 2017 and 2016, the current balance in the Capital Contribution Account (CUCA for its acronym in Spanish) is $4,379,058 and $4,101,394, respectively. In the event of capital reimbursement or decreases in favor of stockholders, the surplus for said reimbursement on this amount will be treated as a distributed earning.

In the event the equity capital exceeds the balance in the CUCA, the difference will be considered a dividend or distributed earning subject to the payment of income tax. If the earnings in reference come from the CUFIN, there will be no corporate tax due for the capital decrease or reimbursement. Otherwise, these will be treated as dividends or distributed earnings.

Other components of equity
Details of other components of equity at December 31, 2017 and 2016 are shown following:

Grupo TMM, S.A.B. and Subsidiaries	45

	Statutory reserve	Defined benefit plan	Premium on convertible obligations	Translation result	Revaluation surplus		Total
Balance at December 31, 2015	$216,948	$(153,845)	$77,106	$(247,668)	$2,206,975		$2,099,516

Revaluation of vessels	-	-	-	-	424,634		424,634
Defined benefit plan	-	24,863	-	-	-		24,863
Reclassification from disposal of properties and depreciation	-	-	-	-	(151,056)	(a)	(151,056)
Total before taxes	-	24,863	-	-	273,578		298,441

Tax expense	-	(7,459)	-	-	(127,390)		(134,849)
Total net of taxes	-	17,404	-	-	146,188		163,592
Balance at December 31, 2016	$216,948	$(136,441)	$77,106	$(247,668)	$2,353,163		$2,263,108

Revaluation of vessels	-	-	-	-	941,957		941,957
Defined benefit plan	-	319	-	-	-		319
Reclassification from disposal of properties and depreciation	-	-	-	-	(2,073,235)	(a)	(2,073,235)
Total before taxes	-	319	-	-	(1,131,278)		(1,130,959)

Tax expense	-	(96)	-	-	(282,587)		(282,683)
Total net of taxes	-	223	-	-	(1,413,865)		(1,413,642)
Balance at December 31, 2017	$216,948	$(136,218)	$77,106	$(247,668)	$939,298		$849,466

(a)	It corresponds to the reclassification of the revaluation surplus to accumulated losses from the sale of properties and to the depreciation of the period of revaluation of properties and vessels.

22	Other income

Other income (expenses) at December 31, 2017, 2016 and 2015 is summarized as follows:

	2017	2016	2015
Gain from loss of control of subsidiary TMMDM (see Note 5)	$3,458,467	$-	$-
Loss from the sale of subsidiaries (a)	(273,032)	-	171,505
Recoveries of taxes paid in prior years, net of expenses for recovery	43,884	-	-
Cancellation of liabilities	1,688	2,076	5,859
Cancellation of projects	(13,127)	(6,240)	(4,948)
Income from sale of fixed assets (b) (Note 13)	-	56,534	-
Other, net	(134)	500	14,569
	$3,217,746	$52,870	$186,985

(a)	In 2017 and 2015, corresponds to the income from the sale of subsidiaries (see Note 5).

(b)	It includes the sale of a land to Optimus on June 20, 2016 (see Note 13 and 14).

Grupo TMM, S.A.B. and Subsidiaries	46

23	Interest expense and other financial costs

This line at December 31, 2017, 2016 and 2015 is comprised as follows:

	2017	2016	2015
Interest on trust certificates	$942,266	$684,829	$618,818
Interest on other loans	97,590	98,630	95,713
Transaction cost of mandatorily convertible debentures into shares	87,482	-	-
Amortization of trust certificate transaction cost	75,209	76,152	75,224
Amortization of transaction cost associated with other loans	4,137	6,011	4,754
Other financial expenses	3,802	3,645	5,735
Valuation of interest rate hedge (CAP)	-	-	(12)
	$1,210,486	$869,267	$800,232

24	Income tax and tax loss carryforwards

Income Tax
Results for the year
Grupo TMM and Subsidiaries incurred combined tax losses for the years ended December 2017 and 2016, in the amounts of $432,139 and $110,668, respectively. Most of the companies that generated taxable income fully offset them against tax losses from prior years. Income tax recognized in profit or loss corresponds to subsidiaries that generated taxable income of $10,000 and $11,443, respectively.

The difference between taxable and book income is due primarily to the net effect of the gain or loss on inflation recognized for tax purposes, the difference between tax and book amortization and depreciation, non-deductible expenses, gain from loss of control of subsidiary, as well as certain temporary differences reported in different periods for financial and tax purposes.

In accordance with the currently enacted Income Tax Law, the rate for 2015, 2016, 2017, and subsequent years is 30%.

The provision for income tax recognized in the statement of profit or loss for the years ended December 31, 2017, 2016 and 2015 is shown following:

	2017	2016	2015
Income tax	$(3,000)	$(3,433)	$(3,314)
Deferred income tax	(513,732)	272,048	(695,161)
Total income tax (benefit) expense	$(516,732)	$268,615	$(698,475)

The reconciliation between the provision for income tax based on the statutory income tax rate and the provision recorded by the Company at December 31, 2017, 2016 and 2015 is as follows:

Grupo TMM, S.A.B. and Subsidiaries	47

	2017	2016	2015
Profit (loss) before taxes	$1,846,311	$(775,179)	$(301,930)
Income tax	(553,893)	232,554	90,579
(Decrease) increase from:
Difference in depreciation and amortization	503,479	48,701	(232,397)
Revaluation surplus	265,723	132,019	320,467
Income recognized in advance	(1,678)	(8,261)	(11,409)
Materials and supplies	5,503	(15,673)	(14,497)
Inflationary and currency exchange effects on monetary assets and liabilities, net	(203,983)	(102,928)	(87,765)
Tax losses – net	(1,255,433)	116,906	(498,884)
Provisions and allowance for doubtful accounts	(183,963)	(63,803)	(143,685)
Difference between the tax and book value for the sale of assets	(435)	(60,277)	(49,084)
Difference between the tax and book value for the sale of shares	956,613	20,136	7,902
Non-deductible expenses	(48,665)	(30,759)	(79,702)
Provision for income tax	$(516,732)	$268,615	$(698,475)

The components of deferred tax liability at December 31, 2017 and 2016 are comprised as follows:

	2017	2016
Portion of tax loss carryforwards for subsequent years	$(279,334)	$1,543,387
Inventories and provisions – net	65,091	40,964
Concession rights and property, vessels and equipment	(619,651)	(1,662,402)
Total deferred tax liability	$(275,226)	$(78,051)

Tax loss carryforwards
At December 31, 2017, Grupo TMM and its subsidiaries, report the following cumulative tax losses, which are restated applying the INPC factors according to Mexican law.

Year in which the loss was incurrred	Amounts	Year of expiration

2008	$109,685	2018
2009	389,543	2019
2010	537,231	2020
2011	352,239	2021
2012	538,601	2022
2013	389,355	2023
2014	244,640	2024
2015	151,575	2025
2016	488,472	2026
2017	108,450	2027
	$3,309,791

Grupo TMM, S.A.B. and Subsidiaries	48

25	Segment reporting

The Company operates in the following segments: i) specialized maritime transportation, ii) logistics, and iii) ports and terminals, iv) warehousing. Specialized maritime transportation operations (‘Specialized Maritime Division’) include transportation of bulk liquid products, materials, and provisions for drilling platforms, as well as towing services for ships. Logistics solution service operations (‘Logistics Division’). Operations at ports and terminals (‘Port and Terminal Division’) include loading and unloading, storage at maritime port terminals, and shipping agency operations. Storage operations (‘Storage Division’) include storage and management of the facilities and bonded warehouses.

There are no changes in the measuring methods used to calculate the earnings reported for each segment. The information for each operating segment is as follow

December 31, 2017	Specialized maritime division	Logistics division	Ports and terminal division	Warehousing division	Other businesses and shared accounts	Total consolidated

Revenue	$1,951,320	$229,529	$134,196	$149,894	$-	$2,464,939
Costs and expenses	(1,386,282)	(193,826)	(112,771)	(180,356)	(1,123)	(1,874,358)
Corporate expenses	-	-	-	-	(205,622)	(205,622)
Depreciation and amortization	(541,030)	(1,660)	(11,143)	(1,205)	(7,877)	(562,915)
Trasnportation profit (loss)	$24,008	$34,043	$10,282	$(31,667)	$(214,622)	$(177,956)
Costs, expenses and revenue not allocated						1,507,535
Net profit for the year						$1,329,579

Total assets by operating segment	$5,617,173	$38,833	$1,904,928	$153,196	$-	$7,714,130
Shared assets					(3,589,918)	(3,589,918)
Total assets	$5,617,173	$38,833	$1,904,928	$153,196	$(3,589,918)	$4,124,212

Total liabilities by operating segment	$849,416	$19,425	$256,121	$56,296	$-	$1,181,258
Shared liabilities	-	-	-	-	713,892	713,892
Total liabilities	$849,416	$19,425	$256,121	$56,296	$713,892	$1,895,150

Total capital expenditures by segment	$64,054	$-	$9,034	$42	$-	$73,130
Shared capital expenditures	-	-	-	-	7,092	7,092
Total capital expenditures	$64,054	$-	$9.034	$42	$7,092	$80,222

Grupo TMM, S.A.B. and Subsidiaries	49

December 31, 2016	Specialized maritime division	Logistics division	Ports and terminal division	Warehousing division	Other businesses and shared accounts	Total Consolidated

Revenue	$2,167,585	$190,902	$116,708	$126,070	$46,219	$2,647,484
Costs and expenses	(1,385,458)	(158,403)	(100,109)	(169,737)	(46,460)	(1,860,167)
Corporate expenses	-	-	-	-	(194,215)	(194,215)
Depreciation and amortization	(534,525)	(1,908)	(10,489)	(947)	(7,375)	(555,244)
Transportation profit (loss)	$247,602	$30,591	$6,110	$(44,614)	$(201,831)	$37,858
Costs, expenses and revenue not allocated						(544,422)
Net loss for the year						$(506,564)

Total assets by operating segment	$12,830,358	$25,929	$1,739,936	$148,828	$-	$14,745,051
Shared assets	-	-	-	-	(2,821,750)	(2,821,750)
Total assets	$12,830,358	$25,929	$1,739,936	$148,828	$(2,821,750)	$11,923,301

Total liabilities by operating segment	$11,107,505	$23,874	$276,772	$47,681	$-	$11,455,832
Shared liabilities	-	-	-	-	(496,521)	(496,521)
Total liabilities	$11,107,505	$23,874	$276,772	$47,681	$(496,521)	$10,959,311

Total capital expenditures by segment	$160,691	$-	$1,087	$139	$-	$161,917
Shared capital expenditures	-	-	-	-	155	155
Total capital expenditures	$160,691	$-	$1,087	$139	$155	$162,072

December 31, 2015	Specialized maritime division	Logistics division	Ports and terminal division	Warehousing division	Other businesses and shared accounts	Total Consolidated

Revenue	$2,770,891	$169,709	$114,225	$133,170	$73,950	$3,261,945
Costs and expenses	(1,630,348)	(137,308)	(96,080)	(179,646)	(72,666)	(2,116,048)
Corporate expenses	-	-	-	-	(199,057)	(199,057)
Depreciation and amortization	(648,079)	(4,968)	(10,582)	(1,586)	(7,428)	(672,643)
Trasnportation profit (loss)	$492,464	$27,433	$7,563	$(48,062)	$(205,201)	$274,197
Costs, expenses and revenue not allocated						(1,274,602)
Loss before discontinued operations						(1,000,405)
Discontinued operations						(18,465)
Net loss for the year						$(1,018,870)

Total assets by operating segment	$12,860,912	$16	$1,621,311	$-	$-	$14,482,239
Total assets by discontinued segment	-	-	-	194,200	-	194,200
Shared assets	-	-	-	-	(2,260,331)	(2,260,331)
Total assets	$12,860,912	$16	$1,621,311	$194,200	$(2,260,331)	$12,416,108

Total liabilities by operating segment	$10,822,299	$51,081	$230,753	$-	$-	$11,104,133
Total liabilities by discontinued segment	-	-	-	107,702	-	107,702
Shared liabilities	-	-	-	-	772,467	772,467
Total liabilities	$10,822,299	$51,081	$230,753	$107,702	$772,467	$11,984,302

Total capital expenditures by segment	$78,541	$-	$3,369	$473	$-	$82,383
Shared capital expenditures	-	-	-	-	19,976	19,976
Total capital expenditures	$78,541	$-	$3,369	$473	$19,976	$102,359

Grupo TMM, S.A.B. and Subsidiaries	50

26	Employee benefits

Expense for employee benefits
The expenses recognized for employee benefits are:

	2017	2016	2015
Salaries, benefits and inherent	$550,491	$654,677	$674,512
Pensions – defined benefit plans	21,284	(14,764)	22,805
	$571,775	$639,913	$697,317

The liabilities recognized for pensions and other employee remunerations in the consolidated statement of financial position are comprised as follows:

	2017	2016
Long-term:
Pensions and seniority premium	$150,873	$142,398
Termination of employment	24,687	21,809
	$175,560	$164,207

The liabilities for employee benefits, short term, are included in the line ‘Accounts payable and accrued liabilities’ in the consolidated statements of financial position, which at December 31, 2017 and 2016 are $1,678 and $3,893, respectively.

Remunerations on the termination of employment
The seniority premiums and the retirement plan (‘pensions’) obligations are based on actuarial calculations using the projected unit credit method. Pension benefits are based mainly on years of service, age, and salary level upon retirement.

The amounts charged to operations include the amortization of the cost of past services over the average time of service remaining. The Company continues with its policy of recognizing actuarial losses and gains for seniority premiums and pensions in the consolidated statement of operations, the actuarial (loss) gain net of taxes for 2017 and 2016 was $223 and $17,404, respectively.

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

Investment risk
The plan assets are predominantly capital and debt instruments traded on the Mexican Stock Exchange which are considered low risk.

Grupo TMM, S.A.B. and Subsidiaries	51

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

The details of the net cost for the period for seniority premiums and termination of employment, and also the basic actuarial estimates for the calculation of these labor obligations is shown as follows:

	2017		2016
	Pensions and seniority premiums	Termination of employment	Pensions and seniority premiums	Termination of employment
Current service cost	$5,460	$1,868	$(29,914)	$(1,717)
Interest cost	12,015	1,941	15,072	1,795
Net cost for the period	$17,475	$3,809	$(14,842)	$78

At December 31, 2017 and 2016, the reserve for pensions and seniority premiums, and also for the termination of employment, is comprised as follows:

	2017		2016
	Pensions and seniority premiums	Termination of employment	Pensions and seniority premiums	Termination of employment
Defined benefit obligations	$153,572	$24,687	$144,049	$21,809
Plan assets	(2,699)	-	(1,651)	-
Total reserve	$150,873	$24,687	$142,398	$21,809

At December 31, 2017 and 2016, the DBO for pensions and seniority premiums, and also for the reserve for termination of employment, are comprised as follows:

	2017		2016
	Pensions and seniority premiums	Termination of employment	Pensions and seniority premiums	Termination of employment
DBO at period start	$144,049	$21,809	$191,134	$22,029
Current service cost	5,460	1,868	(29,914)	(1,717)
Interest cost	12,015	1,941	15,072	1,795
Benefits paid	(296)	-	(1,128)	-
Benefits paid from plan assets	(9,272)	-	(13,739)	-
Miscellaneous	908	-	(269)	(1)
Actuarial losses and gains	708	(931)	(17,107)	(297)
DBO at period end	$153,572	$24,687	$144,049	$21,809

Grupo TMM, S.A.B. and Subsidiaries	52

The plan assets at December 31, 2017 and 2016 are comprised as follows:

	2017	2016
Value of the fund at year start	$1,651	$1,921
Expected return on assets	908	(294)
Plan contributions	9,272	13,739
Benefits paid	(9,272)	(13,739)
Interests of plan assets	140	24
Value of the fund at year end	$2,699	$1,651

The changes in the pension plan, seniority premium, and termination of employment plan at December 31, 2017 and 2016 are as follows:

	2017	2016
Reserve for obligations at year start	$164,207	$211,242
Total cost for the year	21,284	(14,764)
Contributions to the plan	(9,272)	(13,739)
Benefits paid charged to the reserve	(296)	(1,128)
Actuarial gain	(223)	(17,404)
Reserve for obligations at year end	$175,560	$164,207

The significant actuarial assumptions used for the valuation are:

	2017	2016
Discount rate	9.25%	9.00%
Salary increase rate	4.00%	4.00%
Inflation rate	3.50%	3.50%
Average working life expectancy	19.80	19.80

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

At December 31, 2017 and 2016, approximately 17% and 25%, respectively, of the Company’s employees work under collective bargaining agreements that are subject to annual salary reviews and biannually for other compensations. At December 31, 2017 and 2016, Grupo TMM has 1,494 and 1,499 employees, respectively.

The significant actuarial assumptions to determine the defined benefits obligation are the discount rate, the salary increase rate, and the average life expectancy. The calculation of the defined benefits obligation is sensitive to these assumptions.

The following table summarizes the effects of changes to these actuarial assumptions on the defined benefits obligations at December 31, 2017:

Grupo TMM, S.A.B. and Subsidiaries	53

	1.0% increase	1.0% decrease
Discount rate
(Decrease) increase in the defined benefits obligation	$(6,161)	$6,565

	1.0% increase	1.0% decrease
Salary increase rate
Increase (decrease) in the defined benefits obligation	$4,416	$(4,173)

	One year Increase	One year decrease
Average life expectancies
Increase (decrease) in the defined benefits obligation	$5,583	$(5,736)

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

27	Profit (loss) per share

At December 31, 2017, 2016 and 2015 number of shares outstanding during the year. There are no potentially dilutive instruments outstanding, therefore basic and diluted profit (loss) per share are the same.

28	Fair value measurement

Fair value measures for non-financial assets

The non-financial assets and liabilities measured at fair value in the statement of financial position are grouped into three levels of fair value hierarchy. The three levels are defined based on the observability of relevant data for the measuring, as follows:

•	Level 1: quoted prices (without adjustment) in active markets for identical assets and liabilities;
•	Level 2: data other than the quoted prices included in Level 1 that are observable for the asset and liability, either directly or indirectly;
•	Level 3: non-observable data for the asset or liability.

At December 31, 2017 and 2016 non-financial assets measured at fair value are classified in Level 3 of this hierarchy, as described below:

	2017	2016
Level 3
Vessels	$1,118,250	$8,028,276
Buildings and facilities	242,204	253,396
Land	1,184,427	1,060,661
	$2,544,881	$9,342,333

Grupo TMM, S.A.B. and Subsidiaries	54

As of December 31, 2016, the fair value of the principal vessels and properties of Grupo TMM was estimated based on appraisals prepared by independent naval engineers specializing in sea vessels and artifacts, and also independent, qualified real estate appraisers, likewise some vessels were determined using the revenue technique (expected future cash flows). As of December 31, 2017, the revalued amounts for all the vessels were determined using the revenue technique.

The important information and assumptions are prepared in close collaboration with Management. The valuation processes and changes in the fair value are reviewed by the Administration and Finance Department on the financial reporting date. Additional information on fair value measurement is as follows.

Vessels (Level 3)
For the year ended December 31, 2017, the fair values for the offshore vessels, tugboats, and parcel tankers are estimated based on revenue that capitalizes the estimated revenue cash flows from the leasing of vessels net of operating costs projected, using an appropriate discount rate that reflects the required performance for similar assets. Cash flows are calculated based on the average of international charter rates and operating costs (including maintenance), and also the historical utilization level. The value of vessels is sensitive to changes in these variables.

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

The information used for the measurement of fair value at December 31, 2017 was:

	Tugboats	Offshore vessels	Parcel Tankers
Daily rate or fee	22,042 usd	9,016 usd	11,919 usd
Average percentage of utilization	94%	83%	94%
Discount rate	7.18%	7.18%	7.18%

Offshore vessels and tugboats
For the year ended December 31, 2016, the fair values for the offshore vessels and tugboats were estimated using a market focus that reflects the recent market prices observed for comparable vessels and incorporates adjustments for factors specific to the vessel in question, principally including those related to dimensions, capacity, propulsion power, and vessel age. The adjustments incorporated depend on the characteristics of each vessel.

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

Grupo TMM, S.A.B. and Subsidiaries	55

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

At December 31, 2017 and 2016, the reconciliation between the carrying amounts of non-financial assets classified within Level 3 is as follows:

	Vessels	Buildings and facilities
Balance at January 1, 2017	$8,028,276	$1,314,057
Amount recognized in other comprehensive income:
Revaluation surplus of vessels	941,957	-
Amount recognized in statements of operations:
Loss on revaluation of vessels	(56,213)	-
	885,744	-
Additions and disposals, net	(7,795,770)	137,574
Balance at December 31, 2017	$1,118,250	$1,451,631

Balance at January 1, 2016	$8,131,363	$1,067,557
Amount recognized in other comprehensive income:
Revaluation surplus of vessels	207,669	216,965
Amount recognized in statements of operations:
Loss on revaluation of vessels	(23,304)	-
	184,365	216,965
Additions and disposals, net	(287,452)	29,535
Balance at December 31, 2016	$8,028,276	$1,314,057

At December 31, 2017 and 2016, there were no effects from unrealized gains from fair value measurements.

Financial instruments measured at amortized cost disclosing fair value
See Note 17.

29	Financial instruments risk

The Group is exposed to various risks in relation to financial instruments. The Group’s financial assets and liabilities by category are summarized in Note 17. The main types of risks are market risk, credit risk and liquidity risk.

Grupo TMM, S.A.B. and Subsidiaries	56

The Group’s risk management is coordinated at its headquarters, in close cooperation with the board of directors, and focuses on actively securing short to medium-term cash flows by minimizing the exposure to volatile financial markets.

The Group does not actively engage in the trading of financial assets for speculative purposes nor does it write options. The most significant financial risk to which the Group is exposed are described below:

Market risk
Currency risk
The monetary position for Grupo TMM may be materially affected by variances in the exchange rate between the US dollar and the Mexican peso due to the Company’s significant operations in Mexico. The Company does not cover this exposure. Grupo TMM minimizes its exposure effects in foreign currency by contracting financial debt in Mexican pesos.

Grupo TMM also faces transactional currency exposure. This exposure derives from sales and acquisitions made in currencies other than Mexican pesos, Grupo TMM’s functional currency. At December 31, 2017 and 2016, approximately 75%, of Grupo TMM’s sales are denominated in US dollars, while approximately 25% the costs and expenses for both years are denominated in US dollars.

At December 31, 2016 and 2015, the Company held monetary assets and liabilities denominated in foreign currencies other than the Mexican peso, translated at the corresponding interbank exchange rate as related to the Mexican peso, as follows:

	2017		2016
	US $	Other currencies	US $	Other currencies
Assets	$548,919	$1,120	$1,217,594	$1,728
Liabilities	(828,367)	(134,547)	(1,177,029)	(151,080)
	$(279,448)	$(133,427)	$40,565	$(149,352)

At December 31, 2017 and 2016, the exchange rate was Ps19.7354 and Ps20.6640 per US dollar, respectively.

At Apr 20, 2018, release date of the consolidated financial statements, the net position in US dollars, unaudited, was similar to that at December 31, 2017, and the exchange rate was $18.2819 (per dollar).

Sensitivity analysis
The following table shows for the years ended December 31, 2017 and 2016, the sensitivity in operations associated with to the financial assets and liabilities of Grupo TMM and the exchange rate; US dollar (USD)/peso “considering that the rest of the conditions remain unchanged”. Assuming a variance of +/- 4.73% for 2017 and +/- 19.70% for 2016 in the peso/USD exchange rate. This percentage was determined based on the volatility of the average exchange rate market over the past 12 months. The sensitivity analysis is based on financial instruments in foreign currency held by Grupo TMM on the reporting date.

If the peso had strengthened or weakened against the USD by 4.73% for 2017 and 19.70% for 2016, this would have had the following impact on the monetary position:

Grupo TMM, S.A.B. and Subsidiaries	57

	2017		2016
	4.73% Increase in the exchange rate	4.73% decrease in the exchange rate	19.70% Increase in the exchange rate	19.70% decrease in the exchange rate
Assets in US dollars	$25,989	$(25,989)	$239,821	$(239,821)
Assets in other currencies	53	(53)	340	(340)
Liabilities in US dollars	(39,219)	39,219	(231,831)	231,831
Liabilities in other currencies	(6,370)	6,370	(29,757)	29,757
	$(19,547)	$19,547	$(21,427)	$(21,427)

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

Grupo TMM’s policy is to obtain fixed rated instruments on its loans and, when a loan has a variable interest rate, the Company’s policy is to obtain all needed derivative financial instruments in order to fix this rate. At December 31, 2017, the Company had $319.6 and $578.3 million pesos of debt contracted on fixed and variable rates, respectively. At December 31, 2016, the debt contracted on fixed and variable rates was $648.8 and $10,124.7 million pesos, respectively.

As of December 31, 2016 the variable portion of the debt was associated with the Trust Certificates for an original amount of $10,500,000. In April 2015, the Company extended the CAP for the period from August 2015 to August 2016, under which the maximum rate payable was 9.80%. In addition, considering the conditions of the financial market and the changes on interest payment dates, the Company contracted an extension of the CAP on June 30, 2016, with which the maximum rate due is 8.35% for the August 2016 to November 2017 period. As at December 31, 2017, the Company had not contracted any interest rate CAP to hedge the risk due to variations in interest rates (see Note 17).

Sensitivity analysis
The following table illustrates the sensitivity in operations at December 31, 2017 and 2016 to a reasonably possible change in the interest rates of +/- 1%. These changes are considered to be reasonably possible based on the current market conditions. The calculations are based on a variance in the average market interest rate for each period and the financial instruments on the reporting date that are sensitive to variances in the interest rates. The rest of the variables remain constant.

	2017		2016
	+1% Variance	-1% Variance	+1% Variance	-1% Variance
Profit or loss for the year	$(2,048)	$2,048	$(2,262)	$2,262

The impact shown in the above sensitivity is considered the same both in the results of operations and in stockholders’ equity.

Grupo TMM, S.A.B. and Subsidiaries	58

Concentration of risk
For the year ended December 31, 2017, the Company obtained revenues from Pemex Exploracion y Produccion, P.M.I Trading Limited and Fieldwood Energy E&P Mexico, which represented 16%, 13%, and 13%, respectively. None of the remaining customers represents more than 5% of the total revenues. For the year ended December 31, 2016, the Company obtained revenues from PEMEX Exploracion y Produccion, which represent 36%. None of the remaining customers represent more than 7% of its total revenues.

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

During 2016 the main Company’s client, which is also a relevant player in the industry, announced a payment scheme for all its suppliers with an average payment period of little more that 180 days, situation that has had a significant impact in Group’s cash flows administration, to reduce the effect of the aforementioned the Company entered into factoring transactions (see Note 7).

Some of the unimpaired accounts receivable are in arrears on the reporting date, as shown as follows:

	2017	2016
Up to 3 months	$3,569	$2,462
Up to 4 months	7,643	23,302
More than 4 months	47,898	378,392
	$59,110	$404,156

Regarding customers and other accounts receivable, Grupo TMM is not exposed to any significant problem of credit risk with any counterpart, either individually or as a group with similar characteristics. Based on historical information on the rate of default, Management considers the credit quality of the accounts receivable that are not in arrears or impaired, to be good.

Liquidity risk
The goal of Grupo TMM is to maintain a balance between the continuity of loans and flexibility through the use of bank loans and securitizations. At December 31, 2017 and 2016, only 56% and 7%, respectively, of Grupo TMM’s financial liabilities are due within the next 12 months.

At December 31, 2017 and 2016, the financial liabilities of Grupo TMM have contractual maturities (including interest payments as applicable) are summarized as follows:

Grupo TMM, S.A.B. and Subsidiaries	59

	Current		Non-Current
	In 6 months	6 to 12 months	1 to 4 years	More than 4 years
At December 31, 2017
Trade payables	$-	$169,072	$-	$-
Accounts payable and accrued expenses	-	366,918	-	-
Financial debt	333,814	168,547	396,257	-
	$333,814	$704,537	$396,257	$-

At December 31, 2016
Trade payables	$-	$189,576	$-	$-
Accounts payable and accrued expenses	-	405,505	-	-
Financial debt	685,231	55,139	494,664	8,835,123
	$685,231	$650,220	$494,664	$8,835,123

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

At December 31, 2017 and 2016, the capital management is summarized as follows:

	2017	2016
Stockholders’ equity	$2,229,062	$963,990

Total financial debt	898,618	10,070,457
Cash and cash equivalents	(461,554)	(902,704)
General financing	$437,064	$9,167,753

Ratio of total debt to stockholders’ equity	0.20	9.51

Grupo TMM, S.A.B. and Subsidiaries	60

31	Commitments and contingencies

Commitments
a)	Concession fees
Pursuant to the concessions under the port and tugboat services are operated, the Company is required to make fixed and variable monthly payments. These payments totaled $17,589 and $19,057 in 2017 and 2016, respectively.

b)	Joint venture
In accordance with the description in Note 14b) Grupo TMM will contribute the amount of $113,777 ($6.16 million U.S. dollars), which must be paid in a period of 3 years, counted as of May 26, 2016. Grupo TMM will make this contribution by capitalizing the liability due to the sale of a plot of land, as discussed in Note 13b).

Contingencies
a)	RPS Claim
On August 7, 2007, Transportación Marítima Mexicana, S.A. de C.V. (‘TMM’) filed a claim for arbitration against Refined Product Services (“RPS”) for US$50 thousand (approximately $986.77), for various expenses incurred by TMM due to the delay of the re-delivery of the tanker vessel Palenque.

On October 19, 2007, RPS filed a countersuit for US$3.0 million (approximately $59,206), for alleged faults and lack of maintenance involving the tanker vessel Palenque, and also consequential damages for having lost a contract while the vessel was being repaired.

TMM's position against this countersuit is strong, as there are sufficient elements and arguments for defense, also the amount claimed by RPS would appear to be excessive and for non-supported issues.

b)	Mutual loans between WWS and TMM
In December 2007, TMM and Worldwide Services, Ltd. (“WWS”) filed mutual claims; TMM for $393.731 thousand dollars (approximately $7,770), claiming fuel and low return on the performance of the tanker ship Veracruz A, and WWS in the amount of $938 thousand dollars (approximately $18,512), primarily claiming a presumed over-performance of the same ship.

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

Company Management believes it has strong arguments to support the claim and to defend its position on the arbitration that is being carrying out.

c)	ADEMSA secured Certificates of Deposit
During 2011 and 2010, ADEMSA issued secured Certificates of Deposit in favor of various financial institutions, goods and/or amounts consigned thereto, which, as a result of the defaults by the producers and on exercising the right conferred by the Certificates, filed claim against ADEMSA for compliance with the obligations to deliver goods covered or payment of the amounts secured.

Grupo TMM, S.A.B. and Subsidiaries	61

At December 31, 2017 and 2016, the Company held a reserve of $2,461, to settle the ADEMSA obligations, and also in these years, payments were made to financial institutions for $3,993 and $4,033, respectively. As of December 31, 2016 and 2017, the reserve is included in ‘Accounts payable and accrued expenses’.

d)	Termination of the Consolidation Regimen
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

Grupo TMM filed a motion for reconsideration against that ruling on March 17, 2016. On September 13, 2017, the judges of the First Division decided to deny the amparo filed by the Company. Since there is no means of defense against the ruling handed down by the Supreme Court, the matter has been concluded all things considered.

e)	Tax liabilities determined on TMM
Suit filed by TMM against the rulings handed down on which various tax liabilities were determined for presumed omitted income tax, corresponding to tax year 2005.

On November 5, 2012, the appeal for annulment was allowed to proceed before the former Federal Court of Tax and Administrative Justice. That appeal for annulment was forwarded for study and resolution to the Metropolitan Regional First Division of the Federal Court of Tax and Administrative Justice.

On January 30, 2018, TMM was notified of the decision whereby the matter was forwarded to the Full Federal Tax Court of Administrative Justice sitting en banc of Mexico City, no ruling has been handed down thereon as at the issue date of the consolidated financial statements.

f)	Claim of Grupo TMM against SSA Mexico, S.A. de C.V. (‘SSA’)
On August 12, 2016, Grupo TMM filed arbitration proceedings against SSA, whereby it claims a compensation in its benefit in the amount of $119,673 for the improper use of tax losses by SSA.

On April 12, 2018, the conclusions of the parties were filed and the arbitral tribunal will hand down the corresponding arbitral award in the following months. Company Management considers that it has solid arguments to support the clam in the arbitration proceedings that are in the process of being carried out.

Grupo TMM, S.A.B. and Subsidiaries	62

g)	Motions for Annulment against various tax provisions
During 2017 and 2016, Grupo TMM filed Motions for Annulment with the Federal Court of Administrative Justice against various decisions of the Tax Administration Service (SAT), on the rejection of deductions (tax year 2007), modifications to the Consolidation Regime for controlled companies (tax year 2005), deferred income tax on consolidation (tax year 2010), and the termination of the consolidation regime (tax year 2013), on which rulings have not been handed down by the courts with competent jurisdiction.

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

In the event the tax authorities were to review the prices and reject the amounts determined, they may demand, an addition to the taxes and accessory charges corresponding (adjustments and surcharges), fines on omitted taxes, which could be for up to 100% of the adjusted tax amount.

The Company has significant transactions and relations with related parties, for which the Company holds documentation that confirms the terms of these transactions were conducted in 2016 similarly to transactions between unrelated parties. The Company and its subsidiaries are in the process of completing this study for 2017.

j)	Other legislation
Grupo TMM and Subsidiaries are subject to the laws and ordinances of other countries, as well as international regulations governing maritime transportation and the observance of safety and environmental regulations.

32	Events subsequent to the reporting date

There have not been any events that require any adjustment or that does not require an adjustment, but is significant between the reporting date and authorization date.

33	Authorization of the consolidated financial statements

The consolidated financial statements of the Company were authorized by Carlos Pedro Aguilar Mendez on April 30, 2018, in his capacity as Director of Administration and Finance, as well as by the Board of Directors on the same date, to be issued and subsequently approved by the General Stockholders' Meeting, which has the authority to modify the accompanying consolidated financial statements.

Grupo TMM, S.A.B. and Subsidiaries

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRUPO TMM, S.A.B.

By:	/s/ Carlos Pedro Aguilar Mendez
Carlos Pedro Aguilar Mendez
Chief Financial Officer

Date: May 7, 2018