Form 20-F
period 2018-12-31
GRUPO TMM SAB
filed 2019-04-30
CIK 1163560

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ________________

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

☐Yes           No ☑

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

☑ Yes           No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

Yes ☐  No ☐

EX-6.1:	COMPUTATION OF EARNINGS PER SHARE
EX-8.1:	LIST OF SUBSIDIARIES
EX-12.1:	CERTIFICATION
EX-12.2:	CERTIFICATION
EX-13.1:	CERTIFICATION
EX-13.2:	CERTIFICATION

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

◾
our ability to generate sufficient cash from operations to meet our obligations, including the ability of our subsidiaries to generate sufficient distributable cash flow and to distribute such cash flow in accordance with our existing agreements with our lenders and strategic partners and applicable law;

◾	Mexican, U.S. and global economic, political and social conditions;

◾	conditions affecting the international shipping and transportation markets or the oil and gas industry;

◾	our ability to reduce corporate overhead costs;

◾	the availability of capital to fund our expansion plans;

◾	our ability to utilize a portion of our current and future tax loss carryforwards (“Net Operating Losses” or “NOLs”);

◾	changes in fuel prices;

◾	changes in legal or regulatory requirements in Mexico or the United States;

◾	market and interest rate fluctuations;

◾	competition in geographic and business areas in which we conduct our operations;

◾	the adverse resolution of litigation and other contingencies;

◾	the ability of management to manage growth and successfully compete in new businesses;

Grupo TMM, S.A.B. and Subsidiaries

◾	the ability of the Company to diversify its customer base; and

◾	the ability of the Company to repay, restructure or refinance its indebtedness.

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

Selected Financial Data

The following table sets forth our selected financial data. The financial information presented for the fiscal years ended December 31, 2018, 2017, 2016, 2015 and 2014 was derived from our Audited Consolidated Financial Statements, of which the financial statements for each of the years ended December 31, 2018, 2017, and 2016 are contained elsewhere herein. The Audited Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB.

The following data presents selected consolidated financial information of the Company and should be read in conjunction with, and is qualified in its entirety by reference to, the Audited Consolidated Financial Statements of the Company, including the Notes thereto, also included in this Form 20-F, and to Item 5. “Operating and Financial Review and Prospects.”

Grupo TMM, S.A.B. and Subsidiaries

GRUPO TMM, S.A.B. AND SUBSIDIARIES

SELECTED CONSOLIDATED FINANCIAL DATA UNDER IFRS
(in millions of Pesos, except per share data)

	Year Ended December 31,
	2018	2017	2016	2015	2014
CONSOLIDATED STATEMENT OF INCOME DATA(a):
Transportation revenues	$1,523.1	$2,464.9	$2,647.5	$3,261.9	$2,937.3
(Loss) Income on Transportation(b)	(4.3)	(177.9)	37.9	274.2	70.6
Other Income — Net(c)	102.6	3,217.7	52.8	187.0	367.0
Operating Income(d)	98.3	3,039.8	90.7	461.2	437.6
Interest Income	9.1	24.8	24.7	21.4	23.7
Interest Expense	84.9	1,210.5	869.3	800.2	855.5
Exchange (Loss) Gain	5.8	(7.8)	(21.3)	15.7	(66.1)
Income (Loss) before Taxes	28.3	1,846.3	(775.2)	(301.9)	(460.3)
(Provision) Benefit for Income Taxes	(4.8)	(516.7)	268.6	(698.5)	(4.7)
Income (Loss) from continuing operations	23.5	1,329.6	(506.6)	(1,000.4)	(465.0)
Loss from discontinued operations	-	-	-	(18.5)	(49.5)
Net Income (Loss)	23.5	1,329.6	(506.6)	(1,018.9)	(514.5)
Attributable to Non-controlling interest	4.5	2.0	1.4	(2.3)	2.4
Attributable to stockholders of Grupo TMM, S.A.B.	19.0	1,327.6	(508.0)	(1,016.6)	(516.9)
Income (Loss) per Share from continuing operations(e)	0.230	13.012	(4.957)	(9.790)	(4.551)
Loss per Share from discontinued operations(e)	-	-	-	(0.181)	(0.484)
Income (Loss) per Share from Net Income (Loss)(e)	0.230	13.012	(4.957)	(9.971)	(5.035)
Income (Loss) per Share attributable to stockholders of Grupo TMM, S.A.B.(e)	0.186	12.992	(4.972)	(9.949)	(5.059)
Book value per Share(f)	20.327	21.140	8.780	3.586	5.571
Weighted Average Shares Outstanding (000s)	102,183	102,183	102,183	102,183	102,183

BALANCE SHEET DATA (at end of period)(a):
Cash and cash equivalents	$318.2	$461.6	$902.7	$1,045.4	$743.1
Total Current Assets	1,266.2	1,318.2	2,121.3	2,603.6	2,806.1
Property, vessels and equipment – Net	2,313.4	2,623.5	9,564.9	9,553.1	9,052.9
Concessions – Net	9.5	13.2	17.0	20.8	24.6
Total Assets	3,781.1	4,124.2	11,923.3	12,416.1	12,924.3
Short-term financial debt	223.4	502.4	740.4	684.7	918.6
Long-term financial debt	392.1	396.3	9,330.1	9,995.5	10,069.6
Capital stock	2,169.9	2,169.9	2,169.9	2,169.9	2,169.9
Stockholders’ Equity attributable to Stockholders of Grupo TMM, S.A.B.	2,077.1	2,160.2	897.2	366.4	569.3
Non-controlling equity interest in subsidiaries	47.2	68.8	66.8	65.4	68.3
Total Stockholders’ Equity	2,124.3	2,229.0	964.0	431.8	637.6

OTHER DATA:
Incremental Capital Investments(g)	$86.3	$80.2	$162.1	$102.4	$228.9
Depreciation and Amortization	80.3	562.9	555.2	672.6	858.3
Net cash provided by (used in):
Operating activities(h)	55.0	356.9	586.0	612.4	756.2
Investing activities	142.8	(193.7)	(49.6)	792.2	(124.4)
Financing activities	(340.4)	(581.7)	(744.5)	(1,165.8)	(801.8)

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

(b)	Represents “Operating Income” less “Other Income (Expense) – Net.”
(c)	See quantification of items in “Other Income (Expense) Integration” table below.
(d)	Operating Income is calculated by reconciling “Net Income (Loss)” with the items “Net Financing Cost” and “(Provision) Benefit for Income Taxes.”
(e)	As of December 31, 2014, 2015, 2016, 2017 and 2018 the number of Shares outstanding was 102,182,841.
(f)	Book value per Share results from dividing total shareholders’ equity attributable to stockholders of Grupo TMM by the outstanding Shares at the end of each period.
(g)	See Item 5. “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures and Divestitures.”
(h)
Commencing with fiscal year 2015, restricted cash is included as a part of the cash and cash equivalents line item. See Note 5 to the accompanying Audited Consolidated Financial Statements. Such inclusion has an effect on cash flows from operating activities disclosed in the consolidated statements of cash flows for all fiscal years reported.

Grupo TMM, S.A.B. and Subsidiaries

GRUPO TMM S.A.B. AND SUBSIDIARIES
SELECTED CONSOLIDATED OPERATING DATA
(in millions of Pesos)

	Year Ended December 31,
	2018	2017	2016	2015	2014
TRANSPORTATION REVENUES:
Maritime Operations (a)	909.5	1,951.3	2,167.6	2,770.9	2,488.3
Logistics Operations (b)	286.6	229.5	190.9	169.7	162.0
Ports and Terminals Operations (c)	166.0	134.2	116.7	114.2	114.9
Warehousing Operations (d)	161.0	149.9	126.1	133.1	104.9
Other business (e)	-	-	46.2	74.0	67.2
Total	$1,523.1	$2,464.9	$2,647.5	$3,261.9	$2,937.3

INCOME ON TRANSPORTATION(f):
Maritime Operations	122.5	24.0	247.6	492.5	271.3
Logistics Operations	35.5	34.0	30.6	27.4	26.4
Ports and Terminals Operations	49.4	10.3	6.1	7.6	4.6
Warehousing Operations	(5.7)	(31.6)	(44.6)	(48.1)	(51.4)
Shared corporate costs	(206.0)	(214.6)	(201.8)	(205.2)	(180.3)
Total	$(4.3)	$(177.9)	$37.9	$274.2	$70.6

OTHER INCOME (EXPENSE):
Gain from loss of control of TMM DM	$-	$3,458.5	-	-	-
Proceeds from the sale of fixed assets	-	-	56.5	-	-
Proceeds from the sale of subsidiaries	111.5	(273.0)	-	185.3	358.1
Cancellation of provisions	-	-	2.1	5.9	16.7
Reserve for prepayment and arbitration expenses	-	-	-	-	-
Taxes recovered, net of expenses incurred	(3.9)	43.9	-	-	-
Other – Net	(5.0)	(11.7)	(5.8)	(4.2)	(7.8)
Total	$102.6	$3,217.7	$52.8	$187.0	$367.0

(a)	Maritime Operations primarily consist of offshore vessels, product tankers, parcel tankers, tugboats and shipyard operations.
(b)	Logistics Operations consist of container maintenance and repair, automotive services and intermodal terminal operations.
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

(e)	Represents certain new businesses which were in the development process in 2016, 2015 and 2014. There were no further development activities in respect of these businesses in 2017 and 2018.
(f)	Income on Transportation includes loss on revaluation of vessels in 2017, 2016 and 2015 of $39.3 million, $16.2 million and $29.4 million, respectively.

Average Shares Outstanding

Income per Share is calculated based on the average number of Shares outstanding in each relevant year. The average number of Shares outstanding in 2014, 2015, 2016, 2017 and 2018 was 102,182,841. See Item 4. “Information on the Company — History and Development of the Company,”  Item 9. “The Offer and Listing — Trading Markets” and Exhibit 6.1 “Computation of Earnings per Share.”

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

As of March 31, 2019, Grupo TMM’s total debt amounted to $586.7 million, which includes $495.1 million of bank debt owed to several different banks and $91.6 million owed to non-institutional lenders; of this debt, $218.7 million is short-term debt, and $368.0 million is long-term debt. Under IFRS, transaction costs in connection with financings are required to be presented as a part of debt.

As of December 31, 2018, Grupo TMM’s total debt amounted to $615.5 million, which includes $521.1 million of bank debt owed to several different banks, and $94.3 million owed to non-institutional lenders; of this debt, $223.4 million was short-term debt, and $392.1 million was long-term debt.

Although we have taken various measures to reduce our level of indebtedness, including eliminating approximately $10,440.95 million of debt under our Trust Certificates Program in December 2017 in connection with our transfer to certificate holders of 85% of the shares of TMM DM, our level of indebtedness remains substantial and could have important consequences, including the following:

◾
limiting cash flow available for capital expenditures, acquisitions, working capital and other general corporate purposes because a substantial portion of our cash flow from operations must be dedicated to servicing debt;

◾	increasing our vulnerability to a downturn in economic or industry conditions;

◾	exposing us to risks inherent in interest rate fluctuations because future borrowings may be at interest rates that are higher than current rates, which could result in higher interest expenses;

◾	limiting our flexibility in planning for, or reacting to, competitive and other changes in our business;

◾	placing us at a competitive disadvantage compared to our competitors that have less debt and greater operating and financing flexibility than we do;

◾	limiting our ability to engage in activities that may be in our long-term best interest; and

◾
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

If we cannot generate sufficient cash flow from operations to service our indebtedness we may default under our various financing facilities. If we default under any such facility, the relevant lender or lenders could then take action to foreclose against any collateral securing the payment of such facility. Our shipping assets have been pledged to secure our vessel financing facilities. See Item 3. “Key Information — Selected Financial Data.”

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

Some of our financing agreements contain a number of restrictive covenants and any additional financing arrangements we enter into may contain additional restrictive covenants. These covenants restrict or prohibit many actions, including our ability, or that of our subsidiaries, to, among others:

◾	incur additional indebtedness;

◾	create or suffer to exist liens;

◾	prepay certain debt;

◾	make certain restricted payments, including the payment of dividends;

◾	carry out certain investments;

◾	engage in certain transactions with shareholders and affiliates;

◾	use assets as security in other transactions;

◾	issue guarantees to third parties;

◾	sell assets; and

◾	engage in certain mergers and consolidations or in sale-leaseback transactions.

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

As of March 31, 2019, approximately 82.1% of our debt was denominated in dollars. As of the date of this Annual Report, we do not generate sufficient revenue in dollars from our operations to service all of our dollar-denominated debt. Consequently, we have to use revenues generated in Mexican pesos to service our dollar-denominated debt. A devaluation or depreciation in the value of the Mexican peso, compared to the dollar, could adversely affect our ability to service our debt. During 2018, the Mexican peso appreciated approximately 0.4% against the dollar. From January 1 through March 31, 2019, the Mexican peso appreciated approximately 1.4% against the dollar.

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

Our variable rate debt subjects us to risks associated with an increase in interest rates, which could increase the amount of our debt service obligations.

We are exposed to the impact of interest rate changes, primarily through our variable rate debt facilities that require us to make interest payments based on the Mexican Interbank Equilibrium Interest Rate (“TIIE”) or the London Interbank Offered Rate (“LIBOR”). If interest rates increase significantly, our debt service obligations on this variable rate debt would increase, which could have an adverse effect on our earnings and cash flow. Furthermore, LIBOR has been the subject of various proposals for reform, and there is uncertainty whether it will be eliminated or will operate differently than it has to date. Although we cannot predict the consequences of these developments, they could result in an increase in our debt service obligations and financing costs.

Risks Relating to our Business

Uncertainties relating to our financial condition in our recent past and other factors raised substantial doubt about our ability to continue as a going concern and could have resulted in our dissolution under Mexican corporate law.

In accordance with the Mexican Companies Act (The Ley General de Sociedades Mercantiles), when a company has accumulated losses in excess of two-thirds of its capital stock, the dissolution of the company may be adopted by the shareholders of the company at an Extraordinary Shareholders Meeting called by the company’s board of directors upon the request of shareholders representing at least 33% of the company’s capital stock. At the Extraordinary Shareholders Meeting, the shareholders may vote to either dissolve the company or approve any corporate strategy for addressing the accumulated losses.

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

Although we generated a profit for the years ended December 31, 2018 and 2017, respectively, we accumulated losses in excess of two-thirds of our capital stock in each of the years ended December 31, 2013, 2014, 2015 and 2016, respectively. Our ability to continue as a going concern is subject to our ability to generate sufficient profits and/or obtain necessary funding from outside sources and there can be no assurance that we will continue to be able to generate such profits or obtain such funding.

Grupo TMM, S.A.B. and Subsidiaries

As of April 25, 2019, the Company had not received any request for an Extraordinary Shareholders Meeting concerning the prior accumulated losses of the Company, nor had the Company received notice of any request to judicial authorities to declare a dissolution of the Company.

Our results of operations may be adversely affected by our spin-off of TMM DM.

Historically, our maritime operations segment has been the biggest contributor to our revenues, accounting for 59.7%, 79.2% and 81.9% of consolidated revenues for the years 2018, 2017, and 2016 respectively. A substantial portion of those revenues were generated through the chartering of offshore vessels, product tankers and tugboats owned by TMM DM and related services in repect of those vessels.  Although we continue to operate, market and manage TMM DM’s vessels pursuant to a maritime services contract following our December 2017 transfer of 85% of the shares of TMM DM to holders of certificates issued under our Trust Certificates Program, the spin-off has resulted in a significant decrease in our consolidated revenues.  We cannot assure you that such a decrease will not have a material adverse effect on our results of operations.  Further, we cannot assure you that TMM DM will not decide to terminate our services, or that such termination would not have a material adverse effect on our our business, results of operations and financial condition.

If the time charter arrangements for the vessels we operate are terminated or expire, our business could be adversely affected.

As of March 31, 2019, we operated one product tanker on time charter to PMI Trading, Limited (“PMI”), three product tankers on the spot market and ten offshore vessels on time charter to PEMEX Exploración y Producción (“PEP”). PMI and PEP are subsidiaries of Petróleos Mexicanos, the national oil company of Mexico (“PEMEX”). In addition, as of March 31, 2019, we operated six offshore vessels under chartering agreements with private companies in the spot market for time periods of one year or less and ten vessels were without a contract. In the event that these time charter agreements are terminated or expire without being renewed, we will be required to seek new bareboat or time charter agreements for these vessels. We cannot be sure that bareboat or time charters will be available for the vessels following termination or expiration, or that bareboat or time charter rates in effect at the time of such termination or expiration will be comparable to those in effect under the existing time charters or in the present market. In the event that bareboat or time charters are not available on terms acceptable to us, we may operate those vessels in the spot market. Because charter rates in the spot market are subject to greater fluctuation than longer term bareboat or time charter rates, any failure to maintain existing, or enter into comparable, charter agreements could adversely affect our operating results.

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

We may be unable to successfully expand our business.

Future growth of our businesses will depend on a number of factors, including:

◾	the continued identification, evaluation and participation in niche markets;

◾	the identification of joint venture opportunities or acquisition candidates;

◾	our ability to enter into acquisitions on favorable terms;

Grupo TMM, S.A.B. and Subsidiaries

◾	our ability to finance any expansion of our business;

◾	our ability to hire and train qualified personnel, and to maintain our existing managerial base;

◾	the successful integration of any acquired businesses with our existing operations; and

◾	our ability to manage expansion effectively and to obtain required financing.

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

Our international and domestic maritime operations have faced significant competition, mainly from U.S., Mexican and other international shipping companies acting directly or through a Mexican intermediary. In our logistics operations division, our services have faced intense competition, including price competition, from a large number of U.S., Mexican, and other international logistics companies. Our ports and terminals operations also face significant competition from companies that have expanded Mexican port facilities and related services in recent years. We cannot assure you that we will not lose business in the future due to our inability to respond to competitive pressures by decreasing our prices without adversely affecting our gross margins and operational results.

Downturns in certain cyclical industries in which our customers operate could have adverse effects on our results of operations.

The shipping, ports and terminals, and logistics industries are highly cyclical, generally tracking the cycles of the world economy. Although transportation markets are affected by general economic conditions, there are numerous specific factors within each particular market segment that may influence operating results. Some of our customers do business in industries that are highly cyclical, including the oil and gas and automotive sectors. Any downturn in these sectors could have a material adverse effect on our operating results. Also, some of the products we transport have had a historical pattern of price cyclicality, which has typically been influenced by the general economic environment and by industry capacity and demand. We cannot assure you that prices and demand for these products will not decline in the future, adversely affecting those industries and, in turn, our financial results.

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

Grupo TMM, S.A.B. and Subsidiaries

Over time, asset  values may fluctuate substantially and, if these values are lower at a time when we are attempting to dispose of an asset, we may incur a loss.

The value of our assets may fluctuate substantially over time due to a number of different factors, including:

◾	prevailing economic conditions in the market;

◾	a substantial or extended decline in world trade;

◾	increases in the supply of vessel capacity;

◾	increased port and terminal capacity;

◾	prevailing charter rates; and

◾	the cost of retrofitting or modifying existing ships and other assets, as a result of technological advances, changes in applicable environmental or other regulations or standards, or otherwise.

In the future, if the market values of our assets deteriorate significantly, we may be required to record an impairment charge in our financial statements, which could adversely affect our results of operations. If a vessel charter terminates, we may be unable to re-charter the vessel at an acceptable rate and, rather than continue to incur costs to maintain and finance the asset, may seek to dispose of it. Our inability to dispose of a vessel or other asset at a reasonable price could result in a loss on its sale and adversely affect our results of operations and financial condition.

Our growth depends upon continued growth and demand for the maritime, ports and terminals, and logistics industries which may have been at or near the peak of their upward trend and rates have already been at or near historical highs. These factors may lead to reductions and volatility in rates and profitability.

The maritime, ports and terminals, and logistics industries are cyclical and volatile in terms of rates and profitability. In the future, rates and demand for vessels and other equipment and services may fluctuate as a result of changes in the size of and geographic location of supply and demand for oil and related products, as well as changes in the corresponding industry regulations. These and other factors affecting the supply and demand for maritime, ports and terminals, and logistics services in general are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

The factors that influence demand for our services include:

◾	supply and demand for products suitable for shipping, ports and terminals, and logistics services;

◾	changes in global production of products transported by vessels or for which we render other services;

◾	the distance cargo products are to be moved by sea or land;

◾	the globalization of manufacturing;

◾	global and regional economic and political conditions;

◾	changes in seaborne and other transportation patterns, including changes in the distances over which cargoes are transported;

◾	environmental and other regulatory developments;

◾	technological advancements;

Grupo TMM, S.A.B. and Subsidiaries

◾	currency exchange rates; and

◾	weather and natural disasters.

The factors that influence our services capacity include:

◾	the number of newbuilding vessel deliveries and the scrapping rate of similar vessels;

◾	the Mexican foreign trade balance;

◾	the price of steel and other raw materials;

◾	changes in environmental and other regulations that may limit the useful life of vessels and other assets;

◾	the number of vessels or other assets that are out of service; and

◾	port congestion.

Our ability to re-charter the vessels we operate upon the expiration or termination of their current charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, the prevailing state of the charter market for vessels. If the charter market is depressed when vessels’ charters expire, we may be forced to re-charter the vessels at reduced rates or even possibly a rate whereby we incur a loss, which may reduce our earnings or make our earnings volatile. The same issues will exist if we acquire additional vessels and attempt to obtain multi-year time charter arrangements as part of our acquisition and financing plan.  Similarly, in our ports and terminals and logistics divisions, our ability to renew or extend our services agreements will be subject to current market conditions and other competitors.

Our growth depends on our ability to expand relationships with existing charterers and other customers and to obtain new charterers and customers, for which we will face substantial competition.

Our principal objectives include acquiring and operating additional vessels in conjunction with entering into additional long-term, fixed-rate time charters for these ships, as well as entering into new long-term service contracts for our ports and terminals and logistics businesses. The process of obtaining new long-term contracts is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. Shipping charters and service contracts are awarded based upon a variety of factors relating to the contractor, including:

◾	industry relationships and reputation for customer service and safety;

◾	experience and quality operations (including cost effectiveness);

◾	quality and experience of operating personnel;

◾	the ability to finance vessels and other assets at competitive rates and financial stability in general;

◾	relationships with shipyards and the ability to get suitable berths;

◾	relationships with ship owners and the ability to obtain suitable second-hand vessels and equipment;

◾	construction management experience, including the ability to obtain on-time delivery of new ships and other assets according to customer specifications;

◾	willingness to accept operational risks pursuant to the charter or other services, such as allowing termination for force majeure events, among others; and

Grupo TMM, S.A.B. and Subsidiaries

◾	competitiveness of the bid in terms of overall price.

We expect substantial competition from a number of experienced companies, including state-sponsored entities and major shipping, ports and terminals, and logistics companies. Some of these competitors have significantly greater financial resources than we do, and can therefore operate larger fleets, provide additional services, and potentially offer better rates. This competition may cause greater price competition for time charters and the other services we offer. As a result of these factors, we may be unable to expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which would have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders.

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

Additionally, some shipping, ports and terminals, and logistics activities decrease substantially during periods of bad weather. Such adverse weather conditions can adversely affect our results of operations and profitability if they occur with unusual intensity, during abnormal periods, or last longer than usual in our major markets, especially during peak shipping periods.

Grupo TMM, S.A.B. and Subsidiaries

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

The vessels we operate must also meet stringent operational, maintenance and structural requirements, and they are subject to rigorous inspections by governmental authorities such as the U.S. Coast Guard for those vessels that operate within U.S. territorial waters. Non-compliance with these regulations could give rise to substantial fines and penalties.

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

As of March 31, 2019, we had 1,762 employees, approximately 15% of whom were unionized. The compensation terms of the labor agreement with these employees are subject to renegotiation on an annual basis and all other terms are renegotiated every two years. If we are not able to negotiate these provisions favorably, strikes, boycotts or other disruptions could occur, and these potential disruptions could have a material adverse effect on our financial condition and results of operations and on our ability to meet our payment obligations under our financing arrangements.

Continuing world tensions, including as the result of wars, other armed conflicts, terrorist attacks, and trade disputes could have a material adverse effect on our business.

Continuing world tensions, including those relating to the Middle East, North Korea, Russia, Ukraine, Venezuela, Libya and various other African countries, trade disputes between the United States, China, and various other countries, as well as terrorist attacks in various locations and related unrest, have increased worldwide political and economic instability and depressed economic activity in the United States and globally, including the Mexican economy. The continuation or escalation of existing armed hostilities or the outbreak of additional hostilities as a consequence of further acts of terrorism or otherwise could cause a further downturn and/or significant disruption to the economies of the United States, Mexico and other countries. The continued threat of terrorism within the United States and abroad and the potential for military action and heightened security measures in response to such threat may cause significant disruption to commerce throughout the world, including restrictions on cross-border transport and trade. Furthermore, the Mexican government’s efforts to combat illegal drug cartels have caused public safety issues that may hinder Mexico’s economic growth and could prompt restrictions on cross-border transport and trade.

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

Our financial performance may be significantly affected by general economic, political and social conditions in the markets where we operate. Most of our operations and assets are located in Mexico. As a result, our financial condition, results of operations and business may be affected by the general condition of the Mexican economy, the valuation of the Peso as compared to the U.S. dollar, Mexican inflation, interest rates, regulation, taxation, social instability and political, social and economic developments in Mexico. Many countries in Latin America, including Mexico, have suffered significant economic, political and social crises in the past, and these events may occur again in the future. Instability in the region has been caused by many different factors, including:

◾	significant governmental influence over local economies;

◾	substantial fluctuations in economic growth;

◾	high levels of inflation;

◾	changes in currency values;

◾	exchange controls or restrictions on expatriation of earnings;

◾	high domestic interest rates;

◾	wage and price controls;

◾	changes in governmental economic or tax policies;

◾	imposition of trade barriers;

◾	unexpected changes in regulation; and

◾	overall political, social and economic instability.

Grupo TMM, S.A.B. and Subsidiaries

Mexico is an emerging market economy, with attendant risks to our results of operations and financial condition.

Mexico has historically experienced uneven periods of economic growth. Mexico’s gross domestic product (“GDP”) increased 2.8%, 3.3%, 2.9%, 2.1% and 2.0% in 2014, 2015, 2016, 2017 and 2018, respectively. For 2019, the Banco de Mexico Consensus Board1 estimates that GDP in Mexico is expected to grow by approximately 1.6%, while inflation is expected to be 3.7%. We cannot assure you that these estimates will prove to be accurate. The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Accordingly, Mexican governmental actions concerning the economy and state-owned enterprises could have a significant impact on Mexican private sector entities in general and on us in particular, as well as on market conditions, prices and returns on Mexican securities, including our securities.

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

Pursuant to the provisions of the North American Free Trade Agreement (“NAFTA”), or its potential replacement, the United States-Mexico-Canada Agreement (“USMCA”), if Mexico experiences serious balance of payment difficulties or the threat thereof in the future, Mexico would have the right to impose foreign exchange controls on investments made in Mexico, including those made by U.S. and Canadian investors. Any restrictive exchange control policy could adversely affect our ability to obtain U.S. dollars or to translate Pesos into U.S. dollars for purposes of making interest and principal payments to our creditors to the extent that we may have to make those translations. This could have a material adverse effect on our business and financial condition.

High interest rates in Mexico could increase our financing costs.

Mexico historically has had, and may continue to have, high real and nominal interest rates. The 28-day TIIE averaged 3.52%, 3.32%, 4.47%, 7.05% and 8.00% in 2014, 2015, 2016, 2017 and 2018, respectively, and for the three-month period ended March 31, 2019, it averaged 8.56%. To the extent our debt is incurred in Mexican Pesos at interest rates linked to the TIIE or any other Mexican interest rate index, any increase in such rates will increase our financing costs.

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

[1]	The Banco de Mexico Consensus Board comprises 34 economic analysts and consultants specialized in the Mexican and international economies.

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

Mexico has a history of high levels of inflation, and may experience high inflation in the future. The annual inflation rates for the last five years, as measured by changes in the National Consumer Price Index, as provided by Banco de México, were:

2014	4.08%
2015	2.13%
2016	3.36%
2017	6.77%
2018	4.83%
2019 (last twelve months ended March 31)	4.00%

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

Mexican political events may significantly affect our operations. On December 1, 2018, Andres Manuel Lopez Obrador, a member of the National Regeneration Movement Party (“MORENA”), began a six-year term as president of Mexico following his victory in the July 1, 2018 presidential election. Under the 2012-2018 government of President Enrique Peña Nieto, significant changes in laws, policies and regulations aimed at fostering growth in certain key sectors of the Mexican economy were enacted, including the energy and transportation sectors. The uncertainty regarding the direction of policymaking with the new government could significantly change Mexico’s political and economic situation, which consequently could affect the Company’s operations. Currently, MORENA has a majority in both chambers of the Mexican Congress and controls 19 of 32 Mexican state congresses. This should facilitate the passing of legislation, including potential changes to the Mexican Constitution, which may increase political uncertainty. We cannot provide any assurances that political developments in Mexico, over which we have no control, will not have an adverse effect on our business, financial condition or results from operations.

Mexico’s daily oil production statistics indicate that production has declined over the past eight years (2011-2018) at a compounded average rate of 4.8%, a trend that could continue in the coming years. In contrast, during the same period of time, imports of gasoline and diesel for domestic consumption grew 6.4%, and currently represent 70% of Mexico’s domestic consumption.

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

Grupo TMM, S.A.B. and Subsidiaries

Political events in the United States could have a material adverse effect on our business, financial condition and results of operations.

The United States is Mexico’s primary trading partner, and receives over 80% of Mexico’s total exports. A deterioration in trade relations between Mexico and the United States could have a negative effect on Mexico’s economic growth and its transportation and shipping industry in particular.

U.S. President Donald J. Trump has pushed for substantial revisions to U.S. trade and tax policies, including the renegotiation or termination of trade agreements such as NAFTA, and has instituted or proposed the imposition of border taxes, higher tariffs or other measures which would increase the price of goods imported into the United States, particularly from Mexico.

In November 2018, the United States, Mexico and Canada signed the United States-Mexico-Canada Agreement, or USMCA, which is designed to replace NAFTA. The USMCA remains subject to approval and ratification by the legislatures in each of the three countries.  If the United States fails to ratify the USMCA and withdraws from NAFTA, or if the United States withdraws from or makes material changes to other international trade agreements to which it is a party, trade barriers and other costs associated with trade between the United States and Mexico may increase, which could have a material adverse effect on our business, financial condition and results of operations.

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

Although worldwide oil prices have risen steadily during the past two years, prices remain well below 2014 levels. If lower oil and natural gas prices persist for a prolonged period, or decline further, oil and gas exploration and production companies are likely to cancel or curtail their drilling programs and lower production spending on existing wells, thereby reducing demand for our services.

Any prolonged reduction in the overall level of oil and gas exploration and development activities, whether resulting from changes in the price of oil, natural gas or otherwise, could materially and adversely affect us by negatively impacting:

◾	our revenues, cash flows and profitability;

◾	the fair market value and profitability of our vessels;

◾	our ability to maintain or increase our borrowing capacity;

◾	or ability to obtain additional capital to finance our business and make acquisitions, and the cost of that capital;

◾	the collectability of our receivables; and

◾	our ability to retain skilled personnel whom we would need in the event of an upturn in the demand for our services.

If any of the foregoing were to occur, it could have a material adverse effect on our business and financial results.

Grupo TMM, S.A.B. and Subsidiaries

The following table shows the high, low, average and period-end spot prices of Mexican crude oil as reported by the Bank of Mexico in U.S. dollars for the periods indicated below.

	Spot price of Mexican crude oil
Year Ended December 31,	High(1)	Low(1)	Average(2)	End of Year(3)
2014	102.41	45.45	87.66	45.45
2015	59.45	26.54	44.70	29.80
2016	46.53	18.90	35.86	46.30
2017	56.19	39.20	46.36	56.19
2018	77.73	44.69	62.10	44.69

	Spot price of Mexican crude oil
Monthly,	High(4)	Low(4)	Average(5)	End of Month(6)
Year 2019
January	55.26	43.65	51.44	55.03
February	59.68	54.10	57.02	58.62
March	61.28	58.49	59.96	61.28
April (7)	64.56	62.55	63.46	63.59

(1)	The highest and lowest spot price of Mexican crude oil in U.S. dollars reported by Banco de México on the last business day of each month during the relevant year.

(2)	The average spot prices during the relevant year.

(3)	The spot price on the last day of each relevant year.

(4)	The highest and lowest spot price in the relevant month.

(5)	The average spot price of each day in the relevant month.

(6)	The spot price on the last day of each relevant month.

(7)	Through April 12, 2019.

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

Grupo TMM, S.A.B. and Subsidiaries

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

Grupo TMM, S.A.B. and Subsidiaries

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

Grupo TMM, S.A.B. and Subsidiaries

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

On December 15, 2017, as part of corporate restructuring to improve our debt profile, we transferred 85% of the shares of our wholly owned subsidiary, TMM Division Maritima, S.A. de C.V. (“TMM DM”), an owner and operator of supply vessels, tankers and tugboats, to the holders of certificates issued by TMM DM under our Mexican Peso-Denominated Trust Certificates Program (the “Trust Certificates Program”). The Trust Certificates Program involved the issuance to investors of certificates secured by trust assets and denominated in Mexican Pesos, the proceeds of which were used by us to consolidate and refinance our debt, as well as to finance the acquisition of additional vessels as contemplated by our expansion program.  As a result of the transfer, we no longer exercise control over TMM DM and our financial statements no longer include TMM DM’s assets, liabilities, and income (loss). Going forward, we continue to operate the supply vessels, tankers and tugboats owned by TMM DM pursuant to a maritime services contract.  See Note 4 to the accompanying Audited Consolidated Financial Statements contained elsewhere herein.

Today, we are a fixed capital corporation listed on the Mexican Stock Exchange (Bolsa Mexicana de Valores) incorporated under the Ley General de Sociedades Mercantiles for a term of 99 years. We are headquartered at Avenida de la Cúspide, No. 4755, Colonia Parques del Pedregal, 14010 México City, México, and our telephone number is +52-55-5629-8866. Grupo TMM’s Internet website address is www.tmm.com.mx. The information on Grupo TMM’s website is not incorporated into this Annual Report.

Business Overview

General

We are one of the largest logistics and transportation companies in Mexico, providing dynamic ocean transportation services, including maritime, ports and terminals management, logistics services and warehousing services, to premium clients throughout Mexico.

Maritime Operations. Our Maritime Operations division provides maritime transportation services, including the operation of offshore vessels that provide transportation and other services to the Mexican offshore oil industry, tankers that transport petroleum products within Mexican and international waters, parcel tankers that transport liquid chemical and vegetable oil cargos from and to the United States and Mexico, tugboats that provide towing services at the port of Manzanillo, Mexico, and dry bulk carriers that transport unpackaged commodities such as steel between South America, the Caribbean and Mexico. As of March 31, 2019, we operate a fleet of 36 vessels, which includes product and chemical tankers, harbor tugs and a variety of offshore supply vessels.  Of these vessels, 30 are owned by TMM DM and managed, operated and marketed by us pursuant to a maritime services contract.

Grupo TMM, S.A.B. and Subsidiaries

In addition, we operate a shipyard with integrated services based in the port of Tampico, Mexico through our subsidiary, Inmobiliaria Dos Naciones, S.R.L. de C.V. (“IDN”). IDN is located near offshore oil and gas facilities and key commercial routes between the Southeastern United States and Mexico. IDN provides ship repair services and has two floating drydocks with a capacity of 3,000 metric tons each. IDN services more than 33 vessels per year and provides us with the necessary capabilities to build additional vessels.

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

Set forth below are our total revenues over the last three fiscal years for each of our business segments:

	Consolidated Transportation Revenues (in millions of Pesos) Years Ended December 31,
	2018	2017	2016
Maritime Operations	$909.5	$1,951.3	$2,167.6
Ports and Terminals Operations	166.0	134.2	116.7
Logistics Operations	286.6	229.5	190.9
Warehousing Operations	161.0	149.9	126.1
Other Business	-	-	46.2
Total	$1,523.1	$2,464.9	$2,647.5

Recent Developments

Acquisition of Liquid Terminal Project in Tuxpan

In light of the liberalization of refined products included in the Mexican Energy Reforms and the Company’s ownership of land strategically located in Tuxpan, in August 2016 we announced a new venture with TransCanada and Sierra Oil & Gas to jointly develop a mid-stream infrastructure in Tuxpan as well as an inland distribution center to serve the growing demand for refined products such as gasoline, diesel and jet fuel in the central region of Mexico.  In February 2019, we agreed to purchase from Sierra Oil & Gas their 50% interest in the project’s joint venture company, Optimus Services and Solutions S de RL de C.V. (“Optimus”), for US$2.6 million, resulting in Optimus becoming a wholly owned subsidiary of the Company.  Once completed, the liquid terminal infrastructure being developed by Optimus should allow us to supply up to 80,000 barrels per day of refined products to Mexico City and the central Mexican states from our facilities in Tuxpan. See Notes 10(b) and 29 of the accompanying Audited Consolidated Financial Statements.

Grupo TMM, S.A.B. and Subsidiaries

Spin-off of TMM DM

On December 15, 2017, as part of corporate restructuring to improve our debt profile, we transferred 85% of the shares of our wholly owned subsidiary, TMM DM, an owner and operator of supply vessels, tankers and tugboats, to the holders of certificates issued by TMM DM under our Trust Certificates Program.  As a result of the transfer, we no longer exercise control over TMM DM and our financial statements no longer include TMM DM’s assets, liabilities, and income (loss). Going forward, we continue to operate the supply vessels, tankers and tugboats owned by TMM DM pursuant to a maritime services contract.  The terms of the contract provide for TMM DM to pay us a service fee based on the revenues generated by the vessels and their operating costs. The contract does not include a non-compete restriction, allowing us to continue our efforts to expand our existing fleet and develop new maritime business.

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

Grupo TMM, S.A.B. and Subsidiaries

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

Sale of Vessels

As part of our plan to modernize our fleet, we sold some of our older offshore vessels.  On September 4 2017, we sold the tugboat “Rey de Coliman” to Servicios Portuarios Generales, S.A. de C.V.   Most recently, on May 17, 2018, we sold the parcel tanker M/T “Maya” to Yangzijiang Express Shipping PTE, LTD.

Commencement of Bulk Carrier Service

In August 2017, we started to transport unpackaged commodities such as steel between South America, the Caribbean and Mexico in specialized ships called bulk carrier vessels.

Refinancing of Parcel Tankers Debt

In May 2018, following the sale of the parcel tanker M/T “Maya” the Company prepaid the full US$25 million outstanding on a line of credit from DVB Bank America, N.V. which had been incurred to finance the purchase of that vessel.  In addition, in September 2018, the Company obtained a new line of credit from ACT Maritime LLC, a subsidiary of Alterna Capital Partners, LLC, in the amount of US$ 5.25 million, at a variable rate of LIBOR 90 days plus 750 points, with quarterly payments of principal and interest, and maturing in September 2023.  The proceeds of this new line of credit were used to pay off the remaining balance of the 10-year line of credit in the original amount of US$ 27.5 million that the Company had obtained from DVB Bank America, NV in May 2007 to purchase the parcel tanker M/T “Olmeca.”  See Item 5. “Liquidity and Capital Resources – Purchase of Two Parcel Tankers.”

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

Grupo TMM, S.A.B. and Subsidiaries

	Foreign Trade 2016-2018(a)
	As of December 31, (in millions of Dollars)
	2018	2017	2016
Total Exports	US$450,572	US$409,494	US$373,939
Total Imports	US$464,277	US$420,369	US$387,064
Total Trade Flows	US$914,849	US$829,863	US$761,004
Growth Rate—Exports	10.1%	9.5%	(1.7)%
Growth Rate—Imports	10.4%	8.6%	(2.1)%
Growth Rate—Total	10.3%	9.0%	(1.9)%
Growth Rate—GDP(b)	2.0%	2.0%	2.9%

(a)	The figures include the in-bound (maquiladora) industry.

(b)	The methodology for calculating Growth Rate-GDP was modified by the Instituto Nacional de Estadistica, Geografia e Informatica (INEGI) and is based on 2013 prices.

Source: Instituto Nacional de Estadistica, Geografia e Informatica (INEGI).

Business Strategy

As part of our continued effort to achieve the Company’s goals, throughout the past 5 years we have accomplished the following:

◾
In December 2017, we restructured our Maritime Operations to decrease our consolidated debt and improve our debt profile by transferring 85% of the shares of our wholly owned subsidiary, TMM DM, an owner and operator of supply vessels, tankers and tugboats, to the holders of certificates issued by TMM DM under our Trust Certificates Program.  As a result of the transfer, we no longer exercise control over TMM DM and our financial statements no longer include TMM DM’s assets, liabilities, and income (loss). This should allow us to reduce our comprehensive financing cost by approximately 90%, improving our debt to capital ratio and providing us with greater free cash flow. Going forward, we continue to operate TMM DM’s vessel fleet pursuant to a maritime services contract under which we are paid a service fee based on the revenues generated by the vessels and their operating costs. The contract does not include a non-compete restriction, allowing us to continue our efforts to expand our existing fleet and develop new maritime business.

◾	We have expanded the customer base of our Maritime and Ports and Terminals Operations, resulting in better operating margins while strengthening our market position.

◾
In August 2016, we announced a venture with TransCanada and Sierra Oil & Gas to jointly develop a refined products storage, transportation, and distribution infrastructure to serve the growing demand for refined products such as gasoline, diesel and jet fuel from Tuxpan, Veracruz to the central region of Mexico. In February 2019, we purchased from Sierra Oil & Gas 50% of the shares of Optimus, the joint venture company developing the liquid terminal project in Tuxpan.  As a result, Optimus is now a wholly owned subsidiary of the Company.

◾
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

◾
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

Grupo TMM, S.A.B. and Subsidiaries

◾
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

◾	In 2014 we agreed to sell our container terminal project in Tuxpan. With this sale, we continue our efforts to focus on our profitable businesses.

◾
With respect to our liabilities, in addition to continuing to service our debt obligations and improving our debt profile through the TMM DM spin off in 2017, in 2016 we partially prepaid our indebtedness to DVB Bank SE (formerly DVB Bank AG), and in 2017, we restructured the payment schedule, extending the maturity for one more year to June 2018.  In 2018, we further improved our debt profile by retiring in full our indebtedness to DVB Bank SE, which consisted of two outstanding 10-year lines of credit with DVB Bank SE’s subsidiary, DVB Bank America, N.V.  The first line of credit, with an original principal amount of US$25 million, was prepaid in May 2018 following our sale of the product tanker M/T “Maya.” The second, with an original principal amount of US$27.5 million, was retired in September 2018 with the proceeds of a new, 5-year line of credit from ACT Maritime LLC, a subsidiary of Alterna Capital Partners, LLC, in the amount of US$5.25 million.

Moving forward, our business strategy is focused on the following:

Expansion and Improvement of our Maritime Operations

The recent Mexican Energy Reforms are anticipated to result in increased oil and gas activity in Mexico by PEMEX and other industry participants, both domestic and international. To better capitalize on this increase in activity in light of the preferences granted to Mexican ship-owners under the Mexican Navigation Law (Mexican flagged vessels have a preference to perform cabotage in Mexican waters), our Maritime Operations division is focused on consolidating and expanding operations by: (i) increasing cabotage services with medium and long-term contracts; (ii) satisfying increasing demand for exploration and distribution services in Mexico and abroad by meeting market requirements for new generation vessels with higher-rated and deeper-water capabilities; and (iii) increasing the current capacity of our shipyard repair services to more than 30 vessels per year, of which approximately 50% have been vessels we operate and, in the long term, to have the capacity to build vessels, enabling us to compete to satisfy the expected demands of PEMEX and future customers for offshore vessels.

Expansion of our Ports and Terminals Operations

Tuxpan is the closest port to Mexico City and the central Mexican states, which account for more than 50% of Mexico’s GDP. It is also the main port of entry of gasoline and diesel imports, which account for more than 70% of domestic consumption.

In light of the liberalization of refined products included in the Mexican Energy Reforms and the Company’s ownership of land strategically located in Tuxpan, in August 2016 we announced a new venture with TransCanada and Sierra Oil & Gas to jointly develop a mid-stream infrastructure in Tuxpan as well as an inland distribution center to serve the growing demand for refined products such as gasoline, diesel and jet fuel in the central region of Mexico. The project includes a liquid terminal being developed by Optimus, a company which had been jointly owned 50% by the Company and 50% by Sierra Oil & Gas.  In February 2019, we purchased the Optimus shares held by Sierra Oil & Gas for a total amount of US$2.6 million, giving us full ownership of the company.

To capitalize on the growth potential of this market, we continue our efforts to develop port facilities and storage terminals in order to meet the future demand for gasoline and diesel imports.

We retain a significant portion of land in Tuxpan and continue to develop projects associated with that region, such as an automobile terminal and a citrus juice export terminal.

Grupo TMM, S.A.B. and Subsidiaries

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

Certain Competitive Advantages

We believe that we benefit from the following competitive advantages:

◾	We are one of the largest and leading Mexican owned and operated maritime and logistics companies in Mexico.

◾	We have extensive and proven experience in ports, terminals and integrated services, such as yards operations, vessels and intermodal equipment maintenance, repair and warehousing in Mexico.

◾	We have a demonstrated ability to contract vessels with limited disruptions.

◾	The Mexican Navigation Law requires that Mexican flag carriers receive preferential treatment.

◾	We are poised to grow along with the energy sector.

◾	We are certified by the Institute of International Container Lessors (“IICL”) for our maintenance and repair of containers.

◾	Our operations in Tuxpan, Veracruz are in a prime location to capitalize on the growth of trade via the Gulf of Mexico.

Maritime Operations

Our Maritime Operations include: (a) supply and logistics services to the oil offshore industry at offshore facilities in the Gulf of Mexico and between ports, moving crews and/or cargo to and from oil platforms; (b) product tankers for the transportation in cabotage of petroleum products, such as the distribution of gasoline to a variety of Mexican and international ports where the gasoline is further distributed inland; (c) parcel tankers, also known as chemical tankers, for the transportation of liquid chemical cargoes between ports in Mexico and the United States; (d) tugboats that provide harbor towing services in and out of the port of Manzanillo; (e) bulk carrier vessels that transport unpackaged general commodities between South America, the Caribbean and Mexico; and (f) shipyard services, including ship repair and dry docking services. This segment accounted for 59.7%, 79.2% and 81.9% of consolidated revenues for the years 2018, 2017, and 2016 respectively.

Fleet Management

As of March 31, 2019, we operated 36 vessels comprised of product tankers, parcel tankers, offshore vessels, and tugboats.  Following the spin-off of TMM DM in December 2017, we entered into a maritime services contract with TMM DM pursuant to which we manage, operate and market the 30 ships belonging to TMM DM (22 offshore vessels, 4 tankers and 4 tugboats) for a fee based on the shipping revenues and the cost of services required to operate the vessels.

Grupo TMM, S.A.B. and Subsidiaries

The table below sets forth information as of March 31, 2019, about the fleet we operate by type, size and capacities:

Vessel Type	Number of Vessels	Total Dead Weight Tons (in thousands)	Total Cubic Meter Capacity (in thousands)	BHP(*)
Offshore vessels	24	33.7	**	5,663
Product tankers	4	186.7	204.9	**
Parcel tankers	2	30.5	32.9	**
Tugboats	6	2.6	**	4,964
Total	36	253.5	237.8

*	Average Brake Horse Power.

**	Not applicable.

Offshore Vessels

We have been participating in this business for more than 20 years. Our offshore division provides supply and logistics services to the offshore industry between the ports and the offshore facilities in the Gulf of Mexico through a specialized fleet that includes fast and conventional crew vessels, supply vessels, anchor handling tug supply vessels, floating production, storage and offloading (“FPSO”) vessels and Dynamic Positioning (“DP”) vessels. Other services include supply and administration of onboard personnel, coordination and supervision of the maritime transport of staff, materials and equipment from the base on shore to operational points of the vessels within the oil-drilling zone of the Gulf of Mexico, and coordination and supervision of catering and accommodation matters onboard the vessels. In 2018, the vessels we operate represented 8.9% of Mexico’s offshore fleet. As of March 31, 2019, ten vessels were hired by PEMEX or its subsidiaries, six vessels were hired by private oil companies, companies engaged in the construction and maintenance sectors, or in the spot market, and eight vessels were available for hire.

Set forth below is information regarding the offshore vessels fleet as of March 31, 2019:

Vessel	Year	Flag	DWT(1)	LOA(2)(m)(3)	Beam (m)	BHP	Charterer
*Eco III	2008	Mexico	10,306	117.0	21.0	3,618	-
*Isla Arboleda	2002	Mexico	417	46.0	8.0	5,400	PEP
*Isla Arcas	2001	Mexico	224	50.3	9.1	7,200	-
*Isla Azteca	1998	Mexico	1,000	61.9	14.0	3,900	-
*Isla Blanca	2008	Mexico	480	49.4	11.0	1,700	PEP
*Isla Ciari	2009	Mexico	480	49.4	11.0	1,700	PEP
Isla Colorada	2001	Mexico	540	44.0	11.0	1,700	-
*Isla Creciente	2002	Mexico	357	42.7	9.0	6,750	Mcdermott
*Isla de Cedros	1999	Mexico	2,000	67.0	14.9	8,000	PEP
*Isla San Jose	2006	Mexico	1,660	68.0	16.0	12,240	PEP
*Isla Grande	2004	Mexico	2,800	75.0	16.0	12,000	PEP
*Isla Guadalupe	1998	Mexico	1,598	61.0	13.8	5,300	-
*Isla Janitzio	2008	Mexico	480	49.3	11.0	1,700	PEP
*Isla León	2008	Mexico	1,350	63.4	15.6	6,500	-
*Isla Miramar	2000	Mexico	255	48.8	9.1	6,750	MARINSA
*Isla Monserrat	2007	Mexico	3,250	71.9	16.0	5,450	PEP
*Isla Pelicano	1984	Mexico	1,200	59.2	12.1	6,140	-
*Isla San Gabriel	2009	Mexico	369	55.6	10.4	7,200	PEP
*Isla San Ignacio	2009	Mexico	488	50.0	11.0	7,200	PEP
*Isla San Luis	2009	Mexico	381	55.5	10.4	7,200	ENI
*Isla Santa Cruz	2008	Mexico	1,900	63.4	15.8	6,800	PEP
*Isla Verde	2001	Mexico	540	44.0	11.0	1,700	R(SMC)
Subsea 88	2010	Mexico	1,115	55.0	13.8	2,574	-
*Isla San Diego	2009	Mexico	552	55.2	10.4	7,200	Murphy

(1)	Dead weight tons.
(2)	Overall length.
(3)	Meters.
*	TMM DM vessel.

Grupo TMM, S.A.B. and Subsidiaries

In November 2018, the vessel “Subsea 88” suffered an onboard fire, rendering it inoperable.  The Company reported the incident to its insurance companies, Mexican authorities and the financial institution that provided the capital lease in respect of the vessel. The insurance claims in respect of the incident remain to be resolved.

Product Tankers

Since 1992, we have provided product tanker chartering services to PEMEX and its subsidiaries for the transportation of clean and dirty petroleum products from refineries to various Mexican ports. The fleet we operate is comprised of 4 product tankers, which include one contract with PEMEX’s subsidiary PMI, and three product tankers contracted on the spot market.

Set forth below is information regarding the product tanker fleet as of March 31, 2019:

Vessel	Year	Flag	Hull	DWT(1)	LOA(3)(m)(4)	Beam (m)	Charterer
*Veracruz (formerly Amatlan II)	2002	Mexico	DH(2)	45,467	189	32	Spot market
*Tajin	2003	Mexico	DH(2)	47,147	183	32	Spot market
*Tula	2005	Mexico	DH(2)	46,911	183	32	PMI
*Durango (formerly Tulum)	2000	Mexico	DH(2)	47,131	183	32	Spot market

(1)	Dead weight tons.
(2)	Double hull.
(3)	Overall length.
(4)	Meters.
*	TMM DM vessel.

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

Parcel Tankers

Our parcel tanker business operates between Mexican and American ports in the Gulf of Mexico, transporting chemicals, vegetable and animal oils and molasses. The majority of the transported cargo is under contracts of affreightment (“COAs”) in which the customers commit the carriage of their cargo over a fixed period of time on multiple voyages, with a minimum and a maximum cargo tonnage at a fixed price. The vessel operator is responsible for the vessel, the fuel and the port expenses. Currently, our parcel tanker fleet is comprised of one owned vessel and one chartered vessel. We transported 595 thousand tons of chemical products in our parcel tankers during 2018, 618 thousand tons during 2017, and 627 thousand tons during 2016. Our primary customers for our parcel tanker services include major oil and chemical companies.

Grupo TMM, S.A.B. and Subsidiaries

Set forth below is information regarding our parcel tankers as of March 31, 2019:

Vessel	Flag	Year	LOA	Beam	Draft	DWT(1)	Capacity M3 Total
			(m)(2)	(m)	(m)
Chemical Atlantik	Turkey	2018	145.0	21.0	11.0	15,081	15,154
Olmeca	Marshall Islands	2003	130.0	22.4	12.0	15,472	16,800
					Total	30,553	31,954

(1)	Dead weight tons.
(2)	Meters.

Harbor Towing

Since January 1997, TMM (formerly Servicios Mexicanos en Remolcadores, S.A. de C.V.) has held a concession to provide tugboat services in the port of Manzanillo, including port docking and navigation in and out of channels and port facilities into open waters. In December 2014, the concession to operate this business was renewed by the relevant authorities until January 17, 2023, with an option to extend for an additional eight years. As of March 31, 2019, we were operating six tugboat vessels, four of which are owned by TMM DM (the tugboats TMM Cuyutlan, TMM Tepalcates, Nevado de Colima and SMR Manzanillo).

Bulk Carrier

In August 2017, we commenced transporting unpackaged general commodities such as steel between South America, the Caribbean and Mexico in specialized ships called bulk carrier vessels.  Our bulk carrier services typically involve the hiring of a bulk carrier vessel approximately once per month.

Shipyard

The Company holds a concession to operate a shipyard in the port of Tampico, Mexico. The shipyard is strategically positioned in the Gulf of Mexico, in close proximity to offshore oil and gas facilities and other key commercial routes between the Southeastern United States and Mexico. The shipyard provides ship repair services and enables us to provide dry docking services to more than 30 vessels per year. In addition, we expect to expand and diversify our services to develop the necessary capabilities to build vessels at the shipyard, taking advantage of the opportunities created by new participants in the Mexican market.

Customers and Contractual Arrangements

The primary purchasers of our Maritime Operations services are multi-national oil, gas and chemical companies. These services are generally contracted for on the basis of short-term or long-term time charters, voyage charters, COAs or other transportation agreements tailored to the shipper’s requirements. In 2018, excluding customers contracted through TMM DM, our ten largest customers accounted for approximately 74% and 35% of Maritime Operations revenues and consolidated revenues, respectively.  The loss of one or more of our customers could have a material adverse effect on the results of our Maritime Operations.

The services we provide are arranged through different contractual arrangements. Time charters are the principal contractual form for our Maritime Operations.

In the case of a time charter, the charterer is responsible for the hire, fuel and port expenses, and the shipowner is responsible for the nautical operation of the vessel, including the expenses related with the crew, maintenance and insurance. When we bareboat charter a vessel, the charterer is responsible for the hire, fuel and port expenses but also assumes all risk of the nautical operation, including the associated expenses. COAs are contracts with a customer for the carriage of cargoes that are committed on a multi-voyage basis over a period of weeks or months, with minimum and maximum cargo tonnages specified over the period at fixed rates per ton depending on the duration of the contract. Typically, under voyage charters and COAs, the shipowner pays for the fuel and any applicable port charges.

Grupo TMM, S.A.B. and Subsidiaries

Markets

The demand for offshore vessels is affected by the level of offshore exploration and drilling activities, which in turn is influenced by a number of factors including:

◾	expectations as to future oil and gas commodity prices;

◾	customer assessments of offshore drilling prospects compared to land-based opportunities;

◾	customer assessments of cost, geological opportunity and political stability in host countries;

◾	worldwide demand for oil and natural gas;

◾	the ability of the Organization of Petroleum Exporting Countries (“OPEC”) to set and maintain production levels and pricing;

◾	the level of production of non-OPEC countries;

◾	the relative exchange rates for the U.S. dollar; and

◾	various government policies regarding exploration and development of their oil and gas reserves.

Ports and Terminals Operations

We conduct operations at the Mexican ports of Acapulco, Tuxpan and Tampico. We have been granted two partial assignment agreements of rights and obligations in respect to our operations at Tuxpan and Tampico. Additionally, we own land in Tuxpan on which we are developing various terminals, including a liquid oils terminal, a citrus juice export terminal and an automobile terminal. Our concession in Acapulco and our partial assignment agreement of rights and obligations in Tuxpan give us the right of first refusal to continue operations for a second term once the term of the original contract expires. In August 2010, we began operations in the port of Tampico, where we were granted a two-year permit (renewable for an additional two years) to conduct vessel loading and unloading. In September 2012, the permit was extended for four years with the option to extend upon request. The permit was renewed for an additional one-year period in each of October 2016 and October 2017, and was renewed and extended in October 2018 for an additional three-year period.  Ports and Terminals operations accounted for 10.9%, 5.4% and 4.4% of consolidated revenues in 2018, 2017, and 2016 respectively.

The following table sets forth our existing port facilities and concessions:

Port	Concession	Date Awarded	Duration
Acapulco	Integral port administration	June 20, 1996	25 years (with the possibility of extension)

Tuxpan	Stevedoring services	August 4, 1999	20 years (includes extension for 10 years that was exercised in 2009).

Tampico	Permit for loading and unloading operations	October 30, 2018	3 years.

Acapulco

In June 1996, we received a 25-year concession to operate the tourist port of Acapulco and commenced operations in July 1996. Our port interests in Acapulco are operated through a joint venture with SSA called Administración Portuaria Integral de Acapulco, S.A. de C.V. (“API Acapulco”), in which we have a 51% interest.

Grupo TMM, S.A.B. and Subsidiaries

Through API Acapulco, we operate and manage an automobile terminal, a cruise ship terminal with a capacity to receive two cruise ships simultaneously and an automobile warehouse with a capacity to store up to 1,700 automobiles.

In 2018, we handled 48,568 automobile exports for Volkswagen, Chrysler and Nissan to South America and Asia, reflecting an increase of 32.0% from 2017, when we handled 36,835 automobiles at our terminal.

Acapulco is one of the main tourist ports in Mexico. During 2018, we received 25 cruise ship calls in Acapulco, representing a decrease of 16.67% from 2017, when we received 30 cruise ship calls.

Tuxpan

We own approximately 1,830 acres of land in the port of Tuxpan through our wholly owned subsidiaries Prestadora de Servicios MTR, S.A. de C.V. and Optimus Services and Solutions, S. de R.L. de C.V., giving us access to a contiguous public berth where containers and general cargo can be unloaded and delivered to our terminals. While we currently handle only a small volume of cargo at the port, during 2018 our stevedoring service began handling gravel for the construction of a gas pipeline and we are in the process of developing a liquid oils terminal, a citrus juice export terminal and an automobile terminal at the site. In addition, we offer container-warehousing services at this port. In 2014, we agreed to sell our container terminal project in Tuxpan. Our remaining Tuxpan port facilities are operated through Prestadora de Servicios MTR, S.A. de C.V.

In August 2016 we announced a new venture with TransCanada and Sierra Oil & Gas to jointly develop a mid-stream infrastructure in Tuxpan as well as an inland distribution center to serve the growing demand for refined products such as gasoline, diesel and jet fuel in the central region of Mexico.  The site includes a liquid oils terminal being developed by Optimus Services and Solutions, S. de R.L. de C.V., which had been jointly owned 50% by the Company and 50% by Sierra Oil & Gas. In February 2019, we purchased the 50% interest held by Sierra Oil & Gas for US$2.6 million.  With this purchase, we acquired full ownership and control of the project and Optimus Services and Solutions, S. de R.L. de C.V. became a wholly owned subsidiary of the Company. Once completed, the liquid oils terminal should allow us to supply up to 80,000 barrels per day of refined products.

Tampico

In July 2010, we were granted a two-year permit to conduct vessel loading and unloading operations in the public berths at the port of Tampico.  In September 2012, the permit was extended for four years with the option to extend upon request, was renewed for additional one-year period in October 2016 and October 2017, and was renewed and extended for an additional three-year period in October 2018.  Our operations in Tampico involve the loading and unloading of general cargo, such as steel and wood.

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

Grupo TMM, S.A.B. and Subsidiaries

Logistics Operations

Through TMM Logistics, S.A. de C.V. (“TMM Logistics”), a wholly owned subsidiary of Grupo TMM, we provide dedicated logistics services to major manufacturers, including automobile manufacturers, and retailers with facilities and operations throughout Mexico. The services that we provide include consulting, analytical and logistics outsourcing services, which encompass the management of inbound movement of parts to manufacturing plants consistent with just-in-time inventory planning practices; logistics network (order-cycle) analysis; logistics information process design; supply chain and logistics management; product handling and repackaging; local pre-assembly; and maintenance and repair of containers in principal Mexican ports and cities. Due to the scope of our operations, together with the extent of our experience and resources, we believe that we are uniquely positioned to coordinate the entire supply chain for our customers. This segment accounted for 18.8%,  9.3% and 7.2% of consolidated revenues in 2018, 2017 and 2016, respectively.

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

Container Repair and Maintenance

We offer maintenance and repair services for dry and refrigerated containers in Manzanillo, Veracruz, Altamira, Ensenada, Aguascalientes, and Mexico City (Pantaco). These services involve keeping refrigerated components and other parts of a container in useable condition, including mechanical repair, welding and repainting of such containers.

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

Grupo TMM, S.A.B. and Subsidiaries

TMM Integral Solutions is our state-of–the-art corporate platform with SAP working as our Enterprise Central Component, allowing us to have an accurate administrative and financial control, effective risk management and access to decision-ready information, while providing real-time information.

TMM Integral Solutions is comprised of specialized software customized for each of our business segments such as Warehouse and Yard Management (EWC), Transport Management (TM), Customer Relationship Management (CRM), Governance, Risk and Compliance (GRC), and Business Intelligence (BI) for data analytics.

Competition

Maritime Operations

The Company’s primary competitors in the offshore vessel business are Tidewater de Mexico, S. de R. L. de C.V., Naviera Bourbon Tamaulipas, S.A. de C.V., Mantenimiento Express Marítimo, S.R.L., Naviera Integral, S.A. de C.V., Marinsa S.A. de C.V. and Blue Marine Technology Group, and Hornbeck Offshore Services de Mexico S de RL de CV.

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

The primary competitors of our shipyard business are Talleres Navales del Golfo, Astilleros Mexicanos JP, Astilleros de Marina, Tampico,Astilleros de Marina Coatzacoalcos, and Reparaciones Navales Zavala S.A. C.V.

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

Grupo TMM, S.A.B. and Subsidiaries

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

Warehousing Operations

Our warehousing business’ main competitors are Almacenadora Mercader, Almacenadora Sur, ACCEL, Almacenadora Banorte, and Afirme Almacenadora.

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

Grupo TMM, S.A.B. and Subsidiaries

Listed below are some of the salient points of the legislation:

◾	customary provisions enabling authorities to carry out inspections of vessels and investigations of incidents;

◾	regulations concerning registration of vessels and waivers allowing Mexican companies to operate foreign flag vessels in otherwise reserved domains;

◾	foreign vessels are obliged to designate a shipping agent in order to call at Mexican ports;

◾	Mexican flag vessels are required to operate with Mexican crews only and cabotage is in principle reserved for Mexican vessels;

◾
when a foreign vessel is abandoned by the owners with cargo on board, provisions of the legislation coordinate repatriation and temporary maintenance of the crew which the law deems ultimately to be the joint and several liability of the owner and agent;

◾	the carriage of passengers, cargo and towage in ports and pilotage are also regulated;

◾
captains are responsible for damage and loss caused to vessels or ports due to negligence, lack of proper qualification, carelessness or bad faith, but are not responsible for damages caused by an act of God or force majeure;

◾	companies providing towage services must carry insurance to cover their liabilities to the satisfaction of the authorities;

◾
pollution is regulated by international treaties; however this only covers CLC-type liabilities. Pollution in respect of other substances is dealt with under local legislation which has no limitation. This is irrespective of any criminal proceedings or sanctions against the party responsible for the incident; and

◾	maritime privileges are also considered within the law.

The law establishes time limits for commencement of proceedings with respect to 7 specific types of contracts as follows:

◾	bareboat charter;

◾	time charter;

◾	voyage charter;

◾	carriage of goods;

◾	passengers;

◾	salvage; and

◾	towage.

Grupo TMM, S.A.B. and Subsidiaries

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

The regulations develop various substantive aspects of the Mexican Navigation Law, including:

◾	general provisions (definitions, guarantees, and maritime insurance);

◾	extraordinary specialization of vessels, registration, national maritime registry, maritime agents and nautical education;

◾	temporary navigation permits and permits for permanent stay, maneuver, nautical tourism and pollution prevention; and

◾	revisions to conform hydrocarbons terminology to the new Hydrocarbons Law.

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

Mexican Energy Reforms

On December 12, 2013, the Mexican government passed legislation amending articles 25, 27 and 28 of the Mexican Constitution (Constitución Política de los Estados Unidos Mexicanos) and providing 21 transitional articles to establish the legal framework for reforming the Mexican energy sector. The reforms aim to modernize the Mexican energy sector and increase private investment by, inter alia:

◾	providing for PEMEX and CFE to become state-owned, for-profit companies (empresas productivas del estado);

◾
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

◾
allowing private entities that have entered into a contract with PEMEX or the Mexican government to report, for accounting and financial purposes, the awarding of the contract, the related oil and gas reserves and the contract’s forecasted benefits, provided the private entities affirm that all oil and gas within the subsoil remains the property of Mexico;

◾
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

◾	allowing PEMEX to transfer its rights to explore for and develop oil and gas resources to private entities upon application to SENER;

Grupo TMM, S.A.B. and Subsidiaries

◾
allowing the Energy Regulatory Comission (Comisión Reguladora de Energia) to grant permits for the storage, transport and distribution of oil and gas through pipelines as well as for the generation and commercialization of electricity;

◾
creating the Mexican Petroleum Fund for Stabilization and Development (Fondo Mexicano del Petróleo para la Estabilización y el Desarollo) to act as a government trust fund for the collection and administration of income received by the Mexican government from contracts with PEMEX and private entities;  and

◾
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

◾	Elimination of the corporate flat tax (IETU) and the tax on cash deposits (IDE);

◾
Elimination of the existing fiscal tax consolidation regime. A transition scheme was established for taxpayers that previously operated under this regime and three alternatives have been established to calculate the deferred taxes for these taxpayers until December 31, 2013, which will be paid through partial payments made over the following five years;

◾
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

Grupo TMM, S.A.B. and Subsidiaries

◾
Introduction of a new 10% withholding tax on dividends and/or earnings generated in 2014 and later years that are distributed to individuals residing in Mexico and, in general, persons residing in a foreign jurisdiction;

◾
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

◾	Cancellation of scheduled decreases to the corporate income tax rate from its current 30% in 2013, 2014 and 2015;

◾
Payments to resident or non-resident related parties are nondeductible when these are also deducted by the related party, except when the related party also regards the income as taxable in the same tax year or in the following year.  Generally, payments made to non-residents located in a low tax jurisdiction will not be deductible unless they are carried out on an arm’s-length basis; and

◾
Tax deductions on exempt payments to employees are limited to 47% of the exempt payments, subject to a potential increase to 53% where the exempt payments are not lower than the payments made to employees in the immediately preceding fiscal year.

On February 13, 2014, we filed an indirect writ of relief (amparo) challenging the constitutionality of various provisions of the tax reforms related to the elimination of the existing fiscal consolidation regime. On February 16, 2016, the court issued a ruling rejecting our constitutional challenge. We appealed this ruling on March 17, 2016 and on September 13, 2017, the court rejected our appeal.  On April 10, 2018, the Mexican Supreme Court issued its judgment affirming the denial of our appeal, definitively resolving the matter.

During the 2018 fiscal year, the Mexican government, through the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público), announced certain new federal tax provisions. These include provisions allowing taxpayers to offset accrued amounts only against contributions those taxpayers must pay on their own liabilities, provided both derive from the same federal tax, including ancillary charges. This change eliminates the ability of taxpayers to offset accrued amounts against withholdings by third parties or against taxes other than the one to be offset. These changes, which were published in the Official Gazette on December 28, 2018, entered into force on January 1, 2019.

We cannot predict the full impact that the changes described above will have on our business, financial condition and results of operations upon implementation, including the effect on our business of higher payroll costs and higher other costs due to additional compliance measures.  Our initial assessments indicate that the changes will increase our income tax base in the coming years, primarily as a result of the new limitations on tax deductions. In addition, we cannot predict the indirect impact that this legislation could have on our customers and shareholders. It is possible that our shareholders may be required to pay more taxes than they would have paid prior to the implementation of the tax reforms.

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

Grupo TMM, S.A.B. and Subsidiaries

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

The U.S. Clean Water Act imposes restrictions and strict controls regarding the discharge of wastes into the waters of the United States, including discharges incidental to the normal operation of commercial vessels, such as ballast water. The Clean Water Act and comparable state laws, provide for civil, criminal and administrative penalties for unauthorized discharges of wastes or pollutants, including harmful organisms that can travel in ballast water. In the event of an unauthorized discharge of wastes or pollutants into waters of the United States, we may be liable for penalties and could be subject to injunctive relief.

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

Organizational Structure

We hold a majority of the voting stock in each of our subsidiaries. The most significant subsidiaries, as of March 31, 2019, include:

Name	Country of Incorporation	Ownership Interest	Voting Interest
Administración Portuaria Integral de Acapulco S.A. de C.V. (Ports)*	Mexico	51%	51%
Autotransportación y Distribución Logística, S.A. de C.V.(Logistics)	Mexico	100%	100%
TMM Logistics, S.A. de C.V.(Logistics)	Mexico	100%	100%
Transportación Marítima Mexicana, S.A. de C.V. (Product and parcel tankers, offshore vessels, harbor tugboat operations, and shipping agencies)	Mexico	100%	100%
Prestadora de Servicios MTR, S.A. de C.V. (Ports)	Mexico	100%	100%
Operadora Portuaria de Tuxpan, S.A. de C.V. (Ports)	Mexico	100%	100%
Optimus Services and Solutions, S. de R.L. de C.V. (Ports)	Mexico	100%	100%
TMM Parcel Tankers, S. A. de C. V. (Tanker vessels)	Mexico	100%	100%
Almacenadora de Deposito Moderno, S. A. de C. V. (Warehousing)	Mexico	100%	100%
Inmobiliaria Dos Naciones, S. R. L. de C. V. (Shipyard)	Mexico	100%	100%

(*)	Less than wholly owned by the Company.

Property, Vessels and Equipment

Our principal executive offices are located in Mexico City, and are currently under lease from May 2006 through April 2029. Our business activities in the logistics and transportation fields are conducted with both leased and owned equipment, and, in certain instances, through concessions granted to us by the Mexican government. We were granted the right to operate certain facilities, including certain warehouses, cruise ship terminals and ports, as part of franchises awarded through the Mexican government’s privatization activity. We operate facilities, either through leases or with direct ownership interests, in Acapulco, Aguascalientes, Altamira, Cancun, Ciudad del Carmen, Ciudad Juarez, Ciudad de Mexico, Celaya, Coatzacoalcos, Dos Bocas, Ensenada, Guadalajara, Veracruz, Manzanillo, Monterrey, Nuevo Laredo, Puebla, Reynosa, Tapachula, Tampico, Toluca and Tuxpan. See Item 4. “Information on the Company — Business Overview,” and Notes 9 and 10 to the accompanying Audited Consolidated Financial Statements contained elsewhere herein.

Grupo TMM, S.A.B. and Subsidiaries

Concession Rights and Related Assets as summarized below:

	Years Ended December 31,
	2018	2017	Estimated Amortization Life (Years)
	(in thousands of Pesos)
API Acapulco	$94,607	$94,607	9
Tugboats in the port of Manzanillo	30,266	30,266	*
	124,873	124,873
Accumulated amortization	(115,412)	(111,629)
Concession rights and related assets – net	$9,461	$13,244

(*)	Fully amortized.

Property, Vessels and Equipment are summarized below:

	Years Ended December 31,
	2018	2017	Estimated Total Useful Lives (Years)
	(in thousands of Pesos)
Vessels	$782,673	$1,118,250	25
Shipyard	275	318	40
Drydocks (major vessel repairs)	41,611	12,608	2.5
Buildings and installations	238,901	242,204	20 and 25
Warehousing equipment	255	647	10
Computer equipment	581	556	3 and 4
Terminal equipment	7,390	6,885	10
Ground transportation equipment	5,366	3,751	4, 5 and 10
Other equipment	7,079	7,641
	$1,084,131	$1,392,860
Land	1,146,252	1,184,427
Construction in progress	83,054	46,248
Total Property, Vessels and Equipment—net	$2,313,437	$2,623,535
On March 31, 2014, the Company, through its subsidiary IDN, entered into a “sale and leaseback” arrangement with UNIFIN Financiera, S.A.P.I. de C. V., SOFOM E.N.R. (“UNIFIN”) whereby IDN sold to UNIFIN the floating dry-dock “ARD-10”, the floating dry-dock “ABDF 2”, and the towing vessel “Catherine M” for an amount of approximately $55.6 million. At the same time, IDN and UNIFIN entered into a four-year operating leasing arrangement for the three assets in order to maintain their ability to operate and generate income.  In 2018, the Company repurchased  the floating dry-dock “ARD-10” and the towing vessel “Catherine M” from UNIFIN and extended the lease of the floating dry-dock “ABDF 2”.  The leasing arrangement for that vessel will last two years with an option to extend. Under the arrangement, IDN is the lessee and UNIFIN is the lessor.

On May 14, 2014, the Company, through its subsidiary TMM, entered into a “sale and leaseback” arrangement with UNIFIN, whereby TMM sold to UNIFIN the vessels “Isla Passavera” and “Margot Marianne” for approximately $22.7 million.  At the same time, TMM and UNIFIN entered into a four-year operating leasing arrangement for the two vessels in order to maintain their ability to operate and generate income.  In 2018 TMM redelivered both vessels to UNIFIN, ending the leasing arrangement.

Since January 1, 2014, the Company has applied the revaluation model for its vessels in accordance with IAS 16 “Property, Plant and Equipment”. The revalued amounts for the majority of these vessels are determined at market values calculated by professional appraisers, with the values of certain other vessels determined using other valuation techniques. As a result, in December 2018, the Company recognized a loss on revaluation of vessels of $161.4 million, while in December 2017 it recognized a net revaluation surplus of vessels of $941.9 million. Additionally, in December 2016, the Company recognized a net revaluation surplus of fixed assets of $217.0 million as follows: $160.8 million from land and $56.2 million from buildings and construction. See Notes 3.7 and 25 of the Audited Consolidated Financial Statements contained elsewhere herein.

Grupo TMM, S.A.B. and Subsidiaries

As of December 31, 2018, four vessels have been pledged to secure our obligations under a financing arrangement with ACT Maritime, LLC, B.V. Scheepswerf Damen Gorinchem and the capital lease with FTAI Subsea 88. In addition, two properties have been pledged to secure our obligations under our lines of credit from Banco Autofin.

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

◾
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

◾
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

◾
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

Grupo TMM, S.A.B. and Subsidiaries

◾
Commencement of bulk carrier service: In August 2017, we started to transport unpackaged commodities such as steel between South America, the Caribbean and Mexico in specialized ships called bulk carrier vessels. See Item 4. “Information on the Company — Recent Developments – Commencement of Bulk Carrier Service.”

◾	Expansion of our stevedoring services at Tuxpan: In June 2018, our stevedoring service began handling gravel at the port of Tuxpan for use in connection with the construction of a gas pipeline.

◾
Developing a liquid oils terminal at the port of Tuxpan: We continue developing storage and transportation infrastructure to serve the growing demand for refined products, including through our acquisition of 100% of the shares of Optimus Services and Solutions S de RL de C.V., which is developing a liquid oils terminal at the port of Tuxpan,. The Mexican Energy Reforms include refined products liberalization, which should result in new mid-stream infrastructure to meet the demand for gasoline and diesel imports. The liquid oils terminal should help us capitalize on current and future demand for gasoline and diesel imports, which currently account for more than 55% of domestic consumption. See Item 4. “Information on the Company — Business Strategy – Expansion of our Ports and Terminals Operations.”

◾
Developing other terminals: We continue to own approximately 720 hectares in Tuxpan through our wholly owned subsidiary, Prestadora de Servicios MTR, S.A. de C.V., on which we are developing a citrus juice export terminal and an automobile terminal.

◾
Reducing our corporate overhead: Over the last few years, we have significantly reduced our operating costs by reducing our corporate executive headcount through the elimination of redundant functions and the transfer of certain employees to other business areas within the Company. For 2019, we aim to optimize the size of our corporate staff as necessary to implement our business strategy.

◾
Introducing cost-saving technology: We continue to enhance our technology and information systems through TMM Integral Solutions, and are in the process of adapting our systems and platforms to incorporate new innovations, improve services and strengthen our level of control and information security. See Item 4. “Information on the Company — Systems and Technology.”

◾
Sale of certain subsidiaries: We have sold certain non-strategic subsidiaries in an effort to streamline our operations and reduce operating costs. During 2015, we sold various non-strategic subsidiaries, including Desarrollo Comercial Polo S.A.P.I. de C.V., Proserpec Servicios Administrativos S.A.P.I. de C.V., RRLC S.A.P.I. de C.V., Munray Services, S.A.P.I. de C.V., Nicte Inmobiliaria S.A.P.I. de C.V., Promotora Satuiza, S.A.P.I. de C.V. and Grupo Chant S.A.P.I. de C.V. to unrelated third parties for a total gain on sale of $185.3 million. During 2016 we did not sell any subsidiaries. During 2017, we sold various non-strategic subsidiaries, including Dibacar Servicios, S.A.P.I. de C.V., Darcot Services, S.A. de C.V., Logística Asociada a su Negocio, S.A. de C.V., STK Logistics, S.A. de C.V., Logística en Administración y Construcciones EDAC, S.A. de C.V. to unrelated third parties for a total loss on sale of $273.0 million. During 2018, we sold 100% of the shares of the subsidiaries Impact Engine, S.A. de C.V., Talocaan Services, S.A. de C.V., and Ditermax Corporate, S.A. de C.V. to an unrelated third party.

◾
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

Grupo TMM, S.A.B. and Subsidiaries

Operating Results

The following discussion should be read in conjunction with, and is qualified in its entirety by reference to our Financial Statements and the notes thereto appearing elsewhere in this Annual Report. Our Financial Statements have been prepared in accordance with IFRS, which differ in certain respects from U.S. GAAP.

General

Set forth below is a summary of the results of operations:

	Year Ended December 31,
	2018	2017	2016
	(in millions of Pesos)
Consolidated Transportation Revenues
Maritime Operations	$909.5	$1,951.3	$2,167.6
Ports and Terminals Operations	166.0	134.2	116.7
Logistics Operations	286.6	229.5	190.9
Warehousing Operations	161.0	149.9	126.1
Other business			46.2
Total	$1,523.1	$2,464.9	$2,647.5
Income (Loss) on Transportation (1)
Maritime Operations	$122.5	$24.0	$247.6
Ports and Terminals Operations	49.3	10.3	6.1
Logistics Operations	35.5	34.0	30.6
Warehousing Operations	(5.7)	(31.6)	(44.6)
Shared corporate costs	(206.0)	(214.6)	(201.8)
Total	$(4.4)	$(177.9)	$37.9

(1)	Income on Transportation includes loss on revaluation of vessels in 2017 and 2016 for $39.3 million and $16.2 million, respectively.

Fiscal Year ended December 31, 2018 Compared to Fiscal Year ended December 31, 2017

Revenues from operations for the year ended December 31, 2018 were $1,523.1 million compared to $2,464.9 million for the year ended December 31, 2017.

	Consolidated Transportation Revenues (in millions of Pesos) Years Ended December 31,
	2018	% of Net Revenues	2017	% of Net Revenues	Y2018 vs. Y2017 % Change
Maritime Operations	$909.5	59.7%	$1,951.3	79.2%	(53.4)%
Ports and Terminals Operations	166.0	10.9%	134.2	5.4%	23.7%
Logistics Operations	286.6	18.8%	229.5	9.3%	24.9%
Warehousing Operations	161.0	10.6%	149.9	6.1%	7.4%
Total	$1,523.1	100.0%	$2,464.9	100.0%	(38.2)%

Maritime Operations

Maritime Operations’ revenues decreased 53.4% to $909.5 million in 2018 compared to $1,951.3 million in 2017 and represented 59.7% of our total net income. The significant decrease in revenues was driven by the restructuring of operations following the transfer of 85% of the shares of TMM DM to the holders of certificates issued under our Trust Certificates Program.  Because we ceased to exercise control over TMM DM as of the date of the transfer, TMM DM’s income is not included in our operating results. The significant reduction in revenues attributable to the deconsolidation of TMM DM was partially offset by an increase in revenues resulting from better rates in our shipyard business, an increase in customers of our bulk carrier business and cost and time optimization in our parcel tankers business attributable to a new vessel hire.

Grupo TMM, S.A.B. and Subsidiaries

Ports and Terminals Operations

Ports and Terminals Operations’ revenues increased 23.7% to $166.0 million for the year ended December 31, 2018 compared to $134.2 million for the year ended December 31, 2017, and accounted for 10.9% of total net revenues. This increase is mainly due to the commencement of gravel handling by our stevedoring services at the port of Tuxpan and a 32% increase in automotive exports at the port of Acapulco.

Logistics Operations

Logistics Operations’ revenues increased 24.9% to $286.6 million in 2018 compared to $229.5 million in 2017 and accounted for 18.8% of total net revenues. This increase was mainly due to an expansion of services and improved rates in our container maintenance and repair operations.

Warehousing Operations

Warehousing Operations’ revenues increased 7.4% to $161.0 million in 2018 compared to $149.9 million in 2017 and accounted for 10.6% of total net revenues. This increase was mainly due to increased operations for key clients.

Income on Transportation

Income on transportation reflects revenues on transportation less operating costs and expenses. References to operating income in this Annual Report refer to income on transportation, plus/minus the effect of other income (expenses) as presented in the Financial Statements included elsewhere in this Annual Report. Total costs and expenses for the year ended December 31, 2018 decreased 42.2% to $1,527.4 million from $2,642.9 million for the year ended December 31, 2017. This decrease was mainly attributable to a decrease of 85.7%, or $482.6 million, in depreciation, amortization and revaluation loss, a decrease of 35.5%, or $203.2 million in salaries, wages and employee benefits and a decrease of 29.9%, or $186.4 million, in leases and other rents. Operating income decreased 96.8% to $98.3 million for the year ended December 31, 2018 from an operating income of $3,039.8 million for the year ended December 31, 2017.  The decrease is primarily because the 2018 results do not include the one-time gain of $3,458.5 million realized in 2017 as a result of the loss of control over TMM DM.

The following table sets forth information concerning the Company’s operating income on transportation by business segment for the years ended December 31, 2018 and 2017, respectively.

	Grupo TMM Operations Income on Transportation (1)(2)(3) (in millions of Pesos) Year Ended December 31,
	2018	2017	Y2018 vs. Y2017 % Change
Maritime Operations(3)	$122.5	$24.0	410.4%
Ports and Terminals Operations	49.4	10.3	378.6%
Logistics Operations	35.5	34.0	4.4%
Warehousing Operations	(5.7)	(31.6)	(82.0)%
Shared Corporate Costs	(206.0)	(214.6)	(4.0)%
Total	$(4.3)	$(177.9)	(97.5)%

Grupo TMM, S.A.B. and Subsidiaries

(1)
Income on Transportation reflects revenues on transportation less operating costs and expenses. References to “Operating Income” in this Annual Report refer to Income on Transportation, plus/minus the effect of “Other Income (Expense) – Net” as presented in the accompanying Audited Consolidated Financial Statements.

(2)
To better reflect Grupo TMM’s corporate costs, human resources and information technology costs are allocated separately to each business unit in accordance with their use. Income on transportation includes the following allocated total administrative costs: In 2018: $13.8 million in Ports and Terminals Operations, $12.7 million in Maritime Operations and $198.4 million in shared corporate costs. Income on transportation includes the following allocated total administrative costs: In 2017: $15.5 million in Ports and Terminals Operations, $33.2 million in Maritime Operations and $205.6 million in shared corporate costs.

(3)	Income on Transportation includes loss on revaluation of vessels in 2017 of $39.3 million.

Maritime Operations

Maritime Operations’ operating income for the year ended December 31, 2018 increased to $122.5 million compared to $24 million for the year ended December 31, 2017, after deducting $12.7 million of administrative costs in 2018 compared with $33.2 million of such costs in 2017.  The increase in income was mainly due to a reduction in operating costs following the deconsolidation of TMM DM in 2017.

Ports and Terminals Operations

Ports and Terminals Operations’ operating income for the year ended December 31, 2018 increased to $49.4 million compared to $10.3 million for the year ended December 31, 2017, after deducting $13.8 million of administrative costs in 2018 compared to $15.5 million of such costs in 2017. This increase is mainly due to increased stevedoring services associated with the handling of gravel and steel in the ports of Tuxpan and Tampico, respectively, as well as a higher volume of automotive exports in the port of Acapulco.

Logistics Operations

Logistics Operations operating income for the year ended December 31, 2018 increased to $35.5 million, compared to $34.0 million for the year ended December 31, 2017. This increase was mainly attributable to improved performance in the maintenance and repair segment.

Warehousing Operations

Warehousing Operations’ operating loss in the year ended December 31, 2018 decreased to $5.7 million, compared to $31.6 million for the year ended December 31, 2017. This decrease was primarily due to lower costs and expenses and an increase in revenues. Warehousing operations continued its trend of improving results throughout 2018 due to the Company’s cost optimization strategies and client diversification plan. The Company provides warehousing services mainly in the agro-industrial segment supported by FIRA (federal government trust funds for rural development), as well as warehousing services focused on other segments such as steel and fuels.

Net Financing Cost

	(in millions of Pesos) Year Ended December 31,
	2018	2017	Y2018 vs. Y2017 % Change
Interest income	$9.1	$24.8	(63.3)%
Interest expense
Interest on trust certificates	$-	$942.3	(100.0)%
Interest on other loans	80.6	97.6	(17.4)%
Transaction cost of mandatorily convertible debentures into shares	-	87.5	(100.0)%
Amortization of trust certificate placement expenses	-	75.2	(100.0)%
Amortization of expenses associated with other loans	2.2	4.1	(46.3)%
Other financial expenses	2.1	3.8	(44.7)%
Subtotal	$84.9	$1,210.5	__(93.0)%
Gain (loss) on exchange, net	$ __5.9	$ __(7.8)	(175.6)%
Net financing cost	$69.9	$1,193.5	(94.1)%

Grupo TMM, S.A.B. and Subsidiaries

Net financing cost recognized during the year ended December 31, 2018 was a $69.9 million debit compared to a $1,193.5 million debit incurred during the year ended December 31, 2017. The net financing cost in 2018 included net exchange gain of $5.9 million and in 2017 included a net exchange loss of $7.8 million as a result of fluctuations in the relative value of the Peso against the Dollar. Interest expense decreased $959.3 million in 2018, mainly due to the termination of our Trust Certificates Program following the deconsolidation of TMM DM.

Other Income – Net

	(in millions of Pesos) Year Ended December 31,
	2018	2017	Y2018 vs. Y2017 % Change
Other income – net	$102.6	$3,217.7	(96.8)%

Other income – net for the year ended December 31, 2018 was $102.6 million, including a gain of $ 111.5 million on the sale of subsidiaries, which was partially offset by  a loss of $5.6 million attributable to the cancellation of projects. Other income – net for the year ended December 31, 2017 was $3,217.7 million, including $3,458.5 million of gain from the loss of control of TMM DM, which was partially offset by a loss of $273.0 million from loss of sale of subsidiaries and a loss of $24.6 million attributable to the cancellation of projects.

Income Tax Expense

	(in millions of Pesos) Year Ended December 31,
	2018	2017	Y2018 vs. Y2017 % Change
Income tax expense	$4.8	$516.7	99.1

In the year ended December 31, 2017, following a thorough evaluation of our current business and future prospects, we made a business decision to create an allowance reserve for our deferred tax asset, which is mainly originated by tax loss carryforwards, because we are unlikely to generate sufficient future taxable income to justify retaining the asset. The cancellation of the tax loss carryforwards reduced our fourth-quarter and full-year 2017 net income by $513.7 million. In the year ended December 31, 2018, only income tax expense is included, resulting in a provision for income tax expense of $4.8 million compared to a provision for income tax expense of $516.7 million in the year ended December 31, 2017.

Non-controlling Interest

	(in millions of Pesos) Year Ended December 31,
	2018	2017	Y2018 vs. Y2017 % Change
Non-controlling interest	$4.5	$2.0	125.0%

Non-controlling interest income increased to $4.5 million for the year ended December 31, 2018, from $2.0 million for the year ended December 31, 2017. The increase is largely attributable to an increase in income at API Acapulco, the company that runs our Acapulco operations, in which we have a non-controlling interest.

Grupo TMM, S.A.B. and Subsidiaries

Net Income (Loss) for the year attributable to stockholders of Grupo TMM

	(in millions of Pesos) Year Ended December 31,
	2018	2017	Y2018 vs. Y2017 % Change

Net Income (Loss) for the year attributable to stockholders of Grupo TMM	$19.0	$1,327.6	(98.6)%

In the year ended December 31, 2018, we recognized net income of $19.0 million, or $0.2 per Share. In the year ended December 31, 2017, we recognized net income of $1,327.6 million, or $13.0 per Share.

Fiscal Year ended December 31, 2017 Compared to Fiscal Year ended December 31, 2016

Revenues from operations for the year ended December 31, 2017 were $2,464.9 million compared to $2,647.5 million for the year ended December 31, 2016.

	Consolidated Transportation Revenues (in millions of Pesos) Years Ended December 31,
	2017	% of Net Revenues	2016	% of Net Revenues	Y2017 vs. Y2016 % Change
Maritime Operations	$1,951.3	79.2%	$2,167.6	81.9%	(10.0)%
Ports and Terminals Operations	134.2	5.4%	116.7	4.4%	15.0%
Logistics Operations	229.5	9.3%	190.9	7.2%	20.2%
Warehousing Operations	149.9	6.1%	126.1	4.8%	18.9%
Other business	-___	___-	46.2	1.7%	(100.0)%
Total	$2,464.9	100.0%	$2,647.5	100.0%	(6.9)%

Maritime Operations

Maritime Operations’ revenues decreased 10.0% to $1,951.3 million in 2017 compared to $2,167.6 million in 2016 and represented 79.2% of the total net income. This was mainly due to a decrease in revenues in our offshore vessels business of 15.5% attributable to reduced petroleum shipping activity in the Gulf of Mexico, the suspension and cancellation of a significant number of contracts by PEMEX and lower rates, as well as a decrease in income from tugboats of 16.1% due to the entry of Compañía Maritima Mexicana S.A. C.V. as a competitor in the port of Manzanillo beginning in April 2017.

Ports and Terminals Operations

Ports and Terminals Operations’ revenues increased 15.0% to $134.2 million for the year ended December 31, 2017 compared to $116.7 million for the year ended December 31, 2016, and accounted for 5.4% of total net revenues. This increase was mainly due to increased volumes in our shipping agency business, which serviced a greater number of cruise ship calls in 2017.

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

	Grupo TMM Operations Income on Transportation (1)(2)(3) (in millions of Pesos) Year Ended December 31,
	2017	2016	Y2017 vs. Y2016 % Change
Maritime Operations(3)	$24.0	$247.6	(90.3)%
Ports and Terminals Operations	10.3	6.1	68.9%
Logistics Operations	34.0	30.6	11.1%
Warehousing Operations	(31.6)	(44.6)	29.1%
Shared Corporate Costs	(214.6)	(201.8)	(6.3)%
Total	$(177.9)	$37.9	(569.4)%

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

(3)	Income on Transportation includes loss on revaluation of vessels in 2017 and 2016 for $39.3 million and $16.2 million, respectively.

Grupo TMM, S.A.B. and Subsidiaries

Maritime Operations

Maritime Operations’ operating income for the year ended December 31, 2017 decreased to $24.0 million compared with $247.6 million for the year ended December 31, 2016, after deducting $33.2 million of administrative costs in 2017 compared with $35.5 million of such costs in 2016. The decrease in operating income was mainly due to reduced revenues in the product tankers and chemical tankers segments, the dry-docking of two vessels, the effects of inclement weather in the Gulf of Mexico in 2017 which reduced the number of days of operation, and our strategy of seeking to reduce costs in light of reduced commercial activity in the sector.

Ports and Terminals Operations

Ports and Terminals Operations’ operating income for the year ended December 31, 2017 increased to $10.3 million compared to $6.1 million for the year ended December 31, 2016, after deducting $15.5 million of administrative costs in 2017 compared to $18.4 million of such costs in 2016. This increase is mainly due to higher volumes in the passengers and cruise segment at Acapulco and in our shipping agency business.

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

Net Financing Cost

	(in millions of Pesos) Year Ended December 31,
	2017	2016	Y2017 vs. Y2016 % Change
Interest income	$24.8	$24.7	0.4%
Interest expense
Interest on trust certificates	$942.3	$684.8	37.6%
Interest on other loans	97.6	98.6	(1.0)%
Transaction cost of mandatorily convertible debentures into shares	87.5	-	100.0%
Amortization of trust certificate placement expenses	75.2	76.2	(1.3)%
Amortization of expenses associated with other loans	4.1	6.0	(31.7)%
Other financial expenses	3.8	3.7	2.7%
Subtotal	$1,210.5	$869.3	__39.2%
Loss on exchange, net	$ __7.8	$21.3	(63.4)%
Net financing cost	$1,193.5	$865.9	37.8%

Net financing cost recognized during the year ended December 31, 2017 was a $1,193.5 million debit compared to a $865.9 million debit incurred during the year ended December 31, 2016. The net financing cost in 2017 included a net exchange loss of $7.8 million and in 2016 included a net exchange loss of $21.3 million as a result of fluctuations in the relative value of the Peso against the Dollar. Interest expense increased $256.5 million in 2017, mainly due to an increase in variable interest rates. Interest payments on our trust certificates were due semi-annually in May and November. In 2017, we paid approximately $337.5 million of interest on our trust certificates.

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

Income Tax (Expense) Benefit

	(in millions of Pesos) Year Ended December 31,
	2017	2016	Y2017 vs. Y2016 % Change
Income tax (expense) benefit	$(516.7)	$268.6	(292.4)

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

Non-controlling interest income increased to $2.0 million for the year ended December 31, 2017, from $1.4 million for the year ended December 31, 2016. The increase is largely attributable to an increase in income at API Acapulco, the company that runs our Acapulco operations, in which we have a non-controlling interest.

Grupo TMM, S.A.B. and Subsidiaries

Net Income (Loss) for the year attributable to stockholders of Grupo TMM

	(in millions of Pesos) Year Ended December 31,
	2017	2016	Y2017 vs. Y2016 % Change

Net Income (Loss) for the year attributable to stockholders of Grupo TMM	$1,327.6	$(508.0)	361.3%

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

Revenue Recognition. The Company follows a five-step process when determing whether to recognize revenue:

◾	Identifying the contract with a customer;

◾	Identifying the performance obligations;

◾	Determining the transaction price;

◾	Allocating the transaction price to the performance obligation; and

◾	Recognizing revenue when/as performance obligations are satisfied.

All revenues are recognized over time as the Company meets performance obligations by transferring the services promised to its customers.  When the Company meets a performance obligation before receiving payment, it recognizes either a contract asset or a receivable in our consolidated statement of financial position, depending on whether something else is required before the consideration becomes due apart from the passage of time. Revenues from the operation of vessels are recognized over time on a straight-line basis according to the number of days elapsed and during the term of the corresponding contract, and in the case of revenue from voyages, when their duration is longer than two months, revenue is recognized proportionally as a shipment moves from origin to destination.  Revenue from other services, including warehousing, are recognized when services are rendered. The costs and expenses for maritime, as well as those related to other logistics operations, are recognized in operations when the services are rendered, materials are consumed or as incurred.

Translation of Foreign Currency. For the years ended December 31, 2018, 2017, 2016, 2015 and 2014, the Company’s functional and reporting currency is the Mexican peso. Foreign currency transactions entered into by a Company subsidiary are translated into the functional currency of the subsidiary, using the spot exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the measurement of monetary items denominated in foreign currency at year-end exchange rates are recognized in profit or loss.

Grupo TMM, S.A.B. and Subsidiaries

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

Valuation of Land, Buildings and Vessels. The value of land and buildings used in the Company’s operations are determined by external professional appraisers every three years, and in some cases earlier if market factors indicate a significant change in the fair value of the property. The latest revaluation of the Company’s land and buildings took place in December 2016. The value of the Company’s vessels are generally determined using market values calculated by external professional appraisers, although certain vessels may be valued using other valuation techniques. Restatements of vessel values are conducted when the market values are found to differ significantly from their carrying value. The latest revaluation of the Company’s vessels took place as of December 31, 2018.

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

Grupo TMM, S.A.B. and Subsidiaries

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

Classification and initial measurement of financial assets

Except for those trade receivables that do not contain a significant financing component and are measured at the transaction price in accordance with IFRS 15, all financial assets are initially measured at fair value adjusted by transaction costs (where applicable).

Financial assets are classified into the following categories upon initial recognition:

◾	Amoritzed cost;

◾	Fair value through profit or loss (“FVTPL”); and

◾	Fair value through other comprehensive income (“FVOCI”).

The classification is determined by both the Company’s business model for managing the financial asset and the contractual cash flow characteristics of the financial asset.  All income and expenses relating to financial assets that are recognized in profit or loss are presented within finance costs, finance income or other financial items, except for impairment of trade receivables which is presented within other expenses.

Subsequent measurement of financial assets

Financial assets are measured at amortized cost if the assets meet the following conditions (and are not designated as FVTPL):

◾	they are held within a business model whose objective is to hold the financial assets and collect its contractual cash flows; and

◾	the contractual terms of the financial assets give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Grupo TMM, S.A.B. and Subsidiaries

After initial recognition, these are measured at amortized cost using the effective interest method. Discounting is omitted where the effect of discounting is immaterial. The Company’s cash and cash equivalents, trade and most other receivables fall into this category of financial instruments.

Impairment of financial assets

IFRS 9’s impairment requirements use more forward-looking information to recognize expected credit losses – the ‘expected credit loss (“ECL”) model’. This replaces IAS 39’s ‘incurred loss model’. Instruments within the scope of the new requirements included mainly trade receivables, contract assets recognized and measured under IFRS 15 and other receivables.

Recognition of credit losses is no longer dependent on the Company first identifying a credit loss event. Instead the Company considers a broader range of information when assessing credit risk and measuring expected credit losses, including past events, current conditions, reasonable and supportable forecasts that affect the expected collectability of the future cash flows of the instrument.

The Company makes use of a simplified approach in accounting for trade and other receivables as well as contract assets and records the loss allowance as lifetime expected credit losses. These are the expected shortfalls in contractual cash flows, considering the potential for default at any point during the life of the financial instrument. In calculating, the Company uses its historical experience, external indicators and forward-looking information to calculate the expected credit losses using a provision matrix.

The Company assess impairment of trade receivables based on the characteristics of the business segment, when appropriate this assessment is made on a collective basis as they possess shared credit risk characteristics they have been grouped based on the days past due. Refer to Note 26 to the accompanying Audited Consolidated Financial Statements contained elsewhere herein for a detailed analysis of how the impairment requirements of IFRS 9 are applied.

Previous financial asset impairment under IAS 39

In the prior year, the impairment of trade receivables was based on the incurred loss model. Individually significant receivables were considered for impairment when they were past due or when other objective evidence was received that a specific counterparty will default.  See “Recent Accounting Pronouncements – IFRS 9 ‘Financial Instruments’” below.

Classification and measurement of financial liabilities

As the accounting for financial liabilities remains largely the same under IFRS 9 compared to IAS 39, the Company’s financial liabilities were not impacted by the adoption of IFRS 9. However, for completeness, the accounting policy is disclosed below.

The Company’s financial liabilities include borrowings, trade and other payables. Financial liabilities are initially measured at fair value, and, where applicable, adjusted for transaction costs. Subsequently, financial liabilities are measured at amortized cost using the effective interest method.

All interest-related charges are included within finance costs or finance income and included in financing costs or financing income.

Fair value measurement for non-financial assets

The non-financial assets and liabilities measured at fair value in the statement of financial position are grouped into three levels of fair value hierarchy. The three levels are defined based on the observability of relevant data for the measuring, as follows:

◾	Level 1: quoted prices (without adjustment) in active markets for identical assets and liabilities;

Grupo TMM, S.A.B. and Subsidiaries

◾	Level 2: data other than the quoted prices included in Level 1 that are observable for the asset and liability, either directly or indirectly;

◾	Level 3: non-observable data for the asset or liability.

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

Valuations of buildings, facilities and land areprepared based on a market focus that reflects the prices observed on recent market transactions involving similar properties and incorporates adjustments for factors specific to the property in question, including land size, location, attachments, and current use.

The most significant information used, which is not observable, is an adjustment for factors specific to the properties in question. The magnitude and direction of this adjustment depends on the characteristics of observable market transactions for similar properties used as the end point for the valuation. Although this information is subjective, Management considers that the global valuation will not be materially affected by reasonably possible alternatives.

Recent Accounting Pronouncements

New and revised standards that are effective for annual periods beginning on or after 1 January 2018

IFRS 15 ‘Revenue from Contracts with Customers’

IFRS 15 ‘Revenue from Contracts with Customers’ and the related ‘Clarifications to IFRS 15 Revenue from Contracts with Customers’ (collectively “IFRS 15”) replace IAS 18 “Revenue”, IAS 11 “Construction Contracts”, and several revenue-related interpretations.

The new standard has been applied retrospectively without restatement, with the cumulative effect of initial application recognized as an adjustment to the opening balance of retained earnings at January 1, 2018; nevertheless, as described below there were no adjustments due to the adoption.

In accordance with the transition guidance, IFRS 15 has only been applied to contracts that are incomplete as at January 1, 2018.

In connection with the revenue recognition of the Company, the main considerations in the adoption of IFRS 15 were:

•
Maritime Operations: Performance obligations did not undergo any changes and they are considered as a single performance obligation identified in the contract and/or service order, which corresponds to the days of service, movement of merchandise or service rendered. All these obligations are met as the Company renders the services and is entitled to the collection thereof; therefore, they are recognized over time, consistent with their recognition under the foregoing standards. Sales prices are fixed and do not contemplate financing components derived from their terms of less than one year, insofar as each transaction only contemplates a single performance obligation. The price of the transaction is allocated to a single obligation;

Grupo TMM, S.A.B. and Subsidiaries

•
Ports and Terminals Operations: Performance obligations relative to these revenues are satisfied as the services are rendered. They are considered single performance obligations, which are usually met immediately. Sales prices are fixed and stipulated in the contract and/or service order, without including variable parts or financing components. Related revenues are recognized over time consistently with their recognition under the foregoing standards;

•
Logistics Operations: Performance obligations mainly correspond to the repair of containers and railroad freight cars, where the customer receives and consumes the benefits as the Company performs them and, therefore, revenues are recognized over time. Prices are fixed for most of the customers and, in some cases, fixed discounts are granted which are contemplated at the inception of the contract. Accordingly, they are not required to be estimated. Each transaction is considered a single performance obligation. Therefore, the total of the consideration is allocated thereto. This revenue recognition is consistent with the revenue recognized under the foregoing standard;

•
Warehousing Operations: the customer is considered to receive and consume the benefits as the group renders storage and handling services, that is, during the period in which the customer is entitled to keep the merchandise at the warehouses of the Company, in accordance with the corresponding contract. Sales prices are fixed and include neither discounts nor financing components. Revenue is recognized over time, which is consistent with recognition under the foregoing standards.

The Company considers contract costs to be immaterial. Moreover, they correspond to contracts for periods of less than one year. Toward that end, the Company recognizes these costs in income as incurred. The foregoing is consistent with the accounting treatment under the above standards.

None of the revenue transactions qualifies to be considered a series of goods or services, insofar as the transfer pattern is not the same because the services vary based on the type of shipment, characteristics of the products transported or stored, services by type of shipment, formalities in port or repairs, as appropriate. None of the service contracts meets the characteristics to be combined with other contracts.

Finally, as at the opening date of application, the Company has not identified liabilities for unsatisfied performance obligations. There are contractual assets where the Company has met the performance obligation before receiving the corresponding consideration. The foregoing is consistent with the prior journal entries, and only contract asset balances were reclassified that had previously been included in the trade accounts receivable balance. Moreover, no loss contracts were identified in accordance with the contracts evaluated by the Company. The remaining effects concern matters of disclosure in the Notes to the Audited Consolidated Financial Statements.

IFRS 9 ‘Financial Instruments’

IFRS 9 replaces IAS 39 “Financial Instruments: Recognition and Measurement”. It makes major changes to the previous guidance on the classification and measurement of financial assets and introduces an ‘expected credit loss’ model for the impairment of financial assets.

In adopting IFRS 9, the Company has applied transitional relief and opted not to restate prior periods. Pursuant to the analysis performed by the Company, adoption of this standard did not have any effect on the recognition and measurement of its financial instruments, with regard to the Company’s accounting policies for financial instruments, based on the above applicable standards. The main effects correspond to matters concerning classification and disclosures in the notes to the consolidated financial statements.

In connection with the Company’s financial assets, the main considerations in the adoption of IFRS 9 were:

•
The classification and measurement of the Company’s financial assets. Management has financial assets to hold and collect the associated cash flows. All of the Company’s financial assets were previously recorded at amortized cost; therefore, they will be accounted for consistently with the foregoing standard under the new classification; and

Grupo TMM, S.A.B. and Subsidiaries

•
Impairment of financial assets by applying the expected credit loss model. This affects the Company’s trade accounts receivable and other financial assets measured at amortized cost. For contractual assets derived from IFRS 15 and trade accounts receivable, the Company applies a simplified recognition model of expected credit losses during the lifetime of the asset, since these items do not have a significant financing component. See Note 26 to the Audited Consolidated Financial Statements.

There have been no changes to the classification or measurement of financial liabilities as a result of the application of IFRS 9.

Standards, amendments and interpretations to existing standards that are not yet effective and have not been adopted early by Grupo TMM

At the date of authorisation of these financial statements, certain new standards, and amendments to existing standards have been published by the International Accounting Standard Board (“IASB”) that are not yet effective, and have not been adopted early by the Company. Information on those expected to be relevant to our consolidated financial statements is provided below.

Management anticipates that all relevant pronouncements will be adopted in the Company’s accounting policies for the first period beginning after the effective date of the pronouncement. New standards, interpretations and amendments not either adopted or listed below are not expected to have a material impact on our consolidated financial statements.

IFRS 16 “Leases”

IFRS 16 will replace IAS 17 “Leases” and three related interpretations. It completes the IASB’s long-running project to overhaul lease accounting. Leases will be recorded in the statement of financial position in the form of a right-of-use asset and a lease liability unless the lease term is for 12 months or less or the underlying asset is of low value.

IFRS 16 is effective from periods beginning on or after January 1, 2019. Early adoption is permitted; however, the Company has decided not to early adopt.

Management is in the process of evaluating the total impact of this standard. So far, Management:

•
has decided to use the practical expedient for not performing a complete review of existing leases and applying IFRS 16 only to new or modified contracts. Leases that will be modified or renewed in 2019 are considered immaterial, and it is estimated that an exemption may be applied to low-value assets or short-term leases;

•
considers that the most significant impact will be that the Company will have to recognize a right-of-use asset and a lease liability for the offices and certain operating equipment (tow-trucks) that are currently treated as operating leases. As at December 31, 2018, future minimum lease payments amount to $46.1 million dollars. This means that the nature of the expense will change from being an operating lease expense to depreciation and interest expense; and

•	concludes that there will not be any significant impact on the capital lease that is currently maintained in the statement of financial position.

Grupo TMM, S.A.B. and Subsidiaries

The Company plans to adopt IFRS 16 on January 1, 2019 using the standard’s modified retrospective approach. Under this approach the cumulative effect of initially applying IFRS 16 is recognized as an adjustment to equity at the date of initial application. Comparative information is not restated.

Choosing this transition approach results in further policy decisions the Company has made. These relate to those leases previously held as operating leases and can be applied on a lease-by-lease basis.

IFRS 16 has not generated significant changes in the journal entries of the lessors. We note that the lease agreements in which the Company acts as a lessor are immaterial.

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

In addition, the Company notes that its financial statements present its debt obligations on a consolidated basis; however 89.0% of the Company’s debt is held directly by its subsidiaries, each of which services its own debt out of its operating income. Management believes that these factors will enable the Company to remain current in its debt repayments notwithstanding the Mexican Law restriction on the distribution of profits by subsidiaries described below.

As of December 31, 2018, the respective debt obligations of each of the Company’s subsidiaries were as follows:

(in millions of Pesos)

TMM Parcel Tankers, S.A. de C.V.	$97.2
Transportación Maritima Mexicana, S.A. de C.V.	368.8
Grupo TMM, S.A.B.	67.9
Almacenadora de Deposito Moderno, S.A. de C.V.	5.9
TMM Logistics, S.A. de C.V.	75.6
Total	$615.4

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

As of March 31, 2019, our total debt amounted to $1,092.4 million, which includes $495.1 million of bank debt owed to several different banks, $91.6 million owed to non-institutional lenders and $505.7 million of liabilities associated with our long-term leases, primarily the lease of our corporate headquarters; of this debt, $228.1 million is short-term debt, and $864.3 million is long-term debt. Under IFRS, transaction costs in connection with financings are required to be presented as a part of debt. Further, following the January 1, 2019 adoption of IFRS 16, liabilities associated with leases are presented as a part of debt unless the lease term is for 12 months or less or the underlying asset is of low value.

Grupo TMM, S.A.B. and Subsidiaries

As of December 31, 2018, our total debt amounted to $615.5 million, which includes $521.1 million of bank debt owed to several different banks, and $94.3 million owed to non-institutional lenders; of this debt, $223.4 million was short-term debt, and $392.1 million was long-term debt.

As of December 31, 2018 and March 31, 2019, we were in compliance with all of the restrictive covenants contained in our financing agreements.

Our total shareholders’ equity in 2018, including non-controlling interest in consolidated subsidiaries, was $2,124.3 million, resulting in a debt-to-equity ratio of 0.29.

On January 11, 2008, in order to refinance the acquisition of ADEMSA, Grupo TMM closed a financing agreement in the amount of US$8.5 million (approximately $167.1 million) with a term of seven years, at a fixed rate of 8.01% with semi-annual payments of principal starting on January 2010 and semi-annual interests payments. The Company refinanced the payment schedule extending the maturity of this line of credit to December 2019.

In November 2013, Grupo TMM (through its subsidiary Transportación Marítima Mexicana, S.A. de C.V.) obtained a line of credit in US dollars of up to US$10.8 million (approximately $212.3 million) to finance the acquisition of the vessel “Subsea 88” through a capital lease at a fixed rate with monthly principal and interest payments. See “—Capital Leases” below.

As of March 31, 2019, we had net working capital (current assets less current liabilities) of $337.8 million. We had net working capital of $404.9 million, $270.0 million, and $734.4 million as of December 31, 2018, December 31, 2017, and December 31, 2016, respectively. The decrease in net working capital from December 31, 2018 to March 31, 2019 was primarily attributable to a decrease in accounts receivable associated with an asset sale. The increase in net working capital from December 31, 2017 to December 31, 2018 was primarily due to a decrease in our outstanding debt, as we retired our outstanding credit lines with DVB Bank America, N.V. The decrease in net working capital from December 31, 2016 to December 31, 2017 was primarily attributable to the transfer of control over TMM DM. Although we continue to look for ways to improve our debt profile in order to reduce our financing costs and improve the flows available for investment, Management believes that the Company’s financial resources, including the cash expected to be generated by our subsidiaries, is sufficient to meet our present liquidity and working capital needs.

Information on Cash Flows

Summary cash flow data for the years ended December 31, 2018, 2017 and 2016 is as follows:

	Years Ended December 31,
	2018	2017	2016
	(in million of Pesos)
Operating activities	$55.0	$356.9	$586.0
Investing activities	142.8	(193.7)	(49.6)
Financing activities	(340.4)	(581.7)	(744.5)
Currency exchange effect on cash	(0.8)	(22.6)	65.4
Net increase (decrease) in cash and cash equivalents	(143.4)	(441.1)	(142.7)
Cash and cash equivalents at beginning of year	461.6	902,7	1,045.4
Cash and cash equivalents at end of year	$318.2	$461.6	$902.7

For the year ended December 31, 2018, the Company’s consolidated cash position decreased by approximately $143.4 million from the year ended December 31, 2017. This decrease was mainly attributable to continued low levels of activity in the oil industry during 2018, as PEMEX, our principal customer, continued its reduced demand for our vessels services during the year and has continued to extend payment terms for those services.

For the year ended December 31, 2017, the Company’s consolidated cash position decreased by approximately $441.1 million from the year ended December 31, 2016, including a decrease of $212.3 million for cash and cash equivalents from loss of control of TMM DM. This decrease was mainly attributable to the loss of control of TMM DM, as well as low levels of activity in the oil industry during 2017.  Our principal customer had a reduced demand for our vessels services during the year and delayed its payments for those services.

Grupo TMM, S.A.B. and Subsidiaries

For the year ended December 31, 2016, the Company’s consolidated cash position decreased by approximately $142.7 million from the year ended December 31, 2015. This decrease was mainly attributable to the downturn in the oil industry during 2016, which strongly affected all participants in this market. Our principal customer reduced demand for our vessels services by more than 50% during the year and significantly delayed its payments for those services.

Our Cash Flows from Operating Activities

Net cash flows provided by operating activities amounted to $55.0 million in the year ended December 31, 2018 compared to $356.9 million in the year ended December 31, 2017. This decrease was mainly attributable to the loss of control of TMM DM, as well as continued low levels of activity in the oil industry during 2018. PEMEX, our principal customer, continued its reduced demand for our vessels services during the year and has continued to extend payment terms for those services.

Net cash flows provided by operating activities amounted to $356.9 million in the year ended December 31, 2017 compared to $586.0 million in the year ended December 31, 2016. This decrease was mainly attributable to the loss of control of TMM DM, as well as continued low levels of activity in the oil industry during 2017. Our principal customer had a reduced demand for our vessels services during the year and delayed its payments for those services.

Net cash flows provided by operating activities amounted to $586.0 million in the year ended December 31, 2016 compared to $612.4 million in the year ended December 31, 2015. This decrease was mainly attributable to the downturn in the oil industry during 2016, which strongly affected all participants in this market. TMM’s principal customer reduced demand for our vessels services by more than 50% during the year and significantly delayed its payments for those services.
The following table summarizes cash flows from operating activities for the periods indicated:

	Years Ended December 31,
	2018	2017	2016
	(in million of Pesos)
Income (Loss) before provision for income taxes	$28.3	$1,846.3	$(775.2)
Gain from the loss of control of TMM DM	-	(3,458.5)	-
Depreciation and amortization and other amortization	85.5	647.5	631.3
(Loss) gain on sale of fixed assets—net	1.9	(0.3)	(56.5)
Sale of subsidiaries	(63.1)	273.0	-
Provision for interests on debt	80.6	1,039.9	783.5
(Gain) loss from exchange differences	(8.3)	(4.5)	69.8
Total changes in operating assets and liabilities	(61.4)	38,3	(42.1)
Net cash provided by operating activities	$63.5	$381,7	$610.8

Our Cash Flows from Investing Activities

Net cash provided by investing activities for the year ended December 31, 2018 was $142.8 million, which included $219.9 million generated from the sale of property, operating equipment and subsidiaries, which was partially offset by the use of $86.3 million for investments in projects and operating equipment. Net cash used in investing activities for the year ended December 31, 2017 was $193.7 million, which included $74.0 million generated from the sale of property, operating equipment and subsidiaries, which was partially offset by the use of $80.2 million for investments in projects and operating equipment and $212.3 million for cash and cash equivalents from the loss of control of TMM DM. Net cash used in investing activities for the year ended December 31, 2016 was $49.6 million, which included $87.7 million generated from the sale of property and operating equipment, which was partially offset by the use of $162.1 million for investments in projects and operating equipment.

See “— Capital Expenditures and Divestitures” below for further details of capital expenditures and divestitures relating to the years ended December 31, 2018, 2017 and 2016, respectively.

Grupo TMM, S.A.B. and Subsidiaries

Our Cash Flows from Financing Activities

For the year ended December 31, 2018, cash used by financing activities amounted to $340.4 million, which resulted primarily from the payment of others loans and a decrease in non-controlling interest.

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

Maritime Operations. We seek to capitalize on our steady and proven vessels management and operation expertise to increase our customer base and expand our services to deepwater operations and other maritime transportation segments such as bulk cargo vessels, taking advantage of the opportunities presented by new participants in the Mexican market.  We are also seeking to capitalize on these opportunities by expanding and diversifying our shipyard services.

Ports and Terminals Operations. We intend to continue to take advantage of our unique experience, our strategically located assets and the existing investment opportunities in the midstream oil and gas sector, to develop liquids oil terminals that will help reduce the current gap in infrastructure and anticipate growing demand for gasoline and diesel imports, which currently account for more than 70% of Mexico’s domestic consumption. In this regard, we intend to keep moving forward with the development of storage and transportation infrastructure to serve the growing demand for refined products from Tuxpan to the central region of Mexico. The port of Tuxpan is the main port of entry for hydrocarbon imports and the closest port to Mexico City and the central area of Mexico. As for our cruise ship terminal operations, we plan to develop a terminal in a Mexican Caribbean port, while at Acapulco we plan to continue collaborating with the respective authorities in order to increase cruise activity.

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

Capital Expenditures and Divestitures

The following tables set forth our principal capital expenditures and divestitures during the last three years:

Grupo TMM, S.A.B. and Subsidiaries

Our Principal Capital Expenditures for the Last Three Years
(in millions of Pesos)

	Years Ended December 31,
	2018 (a)	2017 (a)	2016 (b)
Capital Expenditures by Segment:
Ports and Terminals Operations	$13.2	$9.0	$1.1
Maritime Operations	42.7	64.1	160.7
Logistics Operations	0.6	-	-
Warehousing Operations	0.6	-	0.1
Corporate	29.2	7.1	0.2
Total	$86.3	$80.2	$162.1

(a)
In 2018, capital expenditures included: (i) Ports and Terminals Operations: $13.2 million in acquisition and equipment improvements and construction in process for the expansion and maintenance of port and terminal facilities; (ii) Maritime Operations: $42.7 million in acquisition and equipment improvements; and (iii) Corporate: $29.2 million in fixed assets and other strategic corporate projects.

(b)
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

(c)
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

Our Principal Capital Divestitures for the Last Three Years
(in millions of Pesos)

	Years Ended December 31,
	2018 (a)	2017 (a)	2016 (b)
Capital Divestitures:
Sale of shares of subsidiaries	$51.0	$67.0	$-
Other assets	_169.6	__7.1	_87.7
Total	$220.6	$74.1	$87.7

(a)	In 2018, capital divestitures included $169.6 million from the sale of a vessel (Buque Maya).

(b)	In 2017, capital divestitures included $7.1 million from the sale of a vessel (Rey de Coliman).

(c)	In 2016, capital divestitures included $87.7 million from the sale of land.

Capital Leases

As of December 31, 2018, the Company had one capital lease obligation.

In November 2013, Grupo TMM (through its subsidiary Transportación Marítima Mexicana, S.A. de C.V.) entered into an agreement with “FTAI Subsea 88 Ltd”, a subsidiary of Fortress, to obtain a line of credit for 10 years in US dollars of up to US$10.8 million to finance the acquisition of the vessel “Subsea 88” through a capital lease, at a fixed rate of 15.9% per annum, with monthly principal and interest payments. As of December 31, 2018, the outstanding balance was US$9.2 million.

Transportation Equipment and Other Operating Leases

We lease transportation and container-handling equipment, our corporate office building and other assets under agreements which are classified as operating leases. The terms of these lease agreements vary from 1 to 15 years and contain standard provisions for these types of operating agreements.

Grupo TMM, S.A.B. and Subsidiaries

Purchase of Two Parcel Tankers

On May 25, 2007 the Company purchased the M/T “Maya” and purchased the M/T “Olmeca” on June 19, 2007. We entered into a 10-year line of credit with DVB Bank SE (formerly DVB Bank AG) in an aggregate amount of US$52.5 million to finance the acquisition of these parcel tankers. Principal and interest under this loan was payable on a monthly basis. Interest was payable at a weighted average rate of 7.61% per annum. On April 4, 2011, the Company entered into an agreement with the bank to restructure this loan through: (i) full prepayment of the junior loan tranche in an amount totaling US$6.5 million, including US$0.7 million in breakage costs; (ii) drawing of a new tranche in the amount of  US$4.0 million with monthly interest payments and a balloon principal payment due upon maturity in June 2017; and (iii) opening of a bridge tranche with monthly drawings of up to US$3.5 million over the next 24 months to reduce the principal payments due on the existing senior loan tranche.  Both of the tranches were at a variable rate of the AIR (Actual Interbank Rate) plus 400 basis points, and the Company will pay principal on the bridge tranche beginning in April 2013 on a quarterly basis until maturity in June 2017. As of May 31, 2011, the weighted average rate of interest on the restructured loan was 6.70% per annum. This agreement allows the Company to improve the amortization schedule of this loan facility and reduce the related financial expenses. In 2017, the Company and the bank agreed to restructure the payment schedule, extending the maturity for one more year to June 2018.

On May 17, 2018, the Company prepaid the outstanding line of credit with DVB Bank America, N.V. which had been incurred to finance the purchase of the M/T Maya.  In addition, in September 2018, the Company obtained a new line of credit from ACT Maritime LLC, a subsidiary of Alterna Capital Partners, LLC, in the amount of US$ 5.25 million, at a variable rate of LIBOR 90 days plus 750 points, with quarterly payments of principal and interest, and maturing in September 2023.  The proceeds of this new line of credit were used to pay off the remaining balance of the 10-year line of credit that the Company had obtained to purchase the M/T “Olmeca.”

 Purchase of One Tugboat

On November 11, 2016 the Company entered into a 6-year line of credit with B.V. Scheepswerf Damen Gorinchem (DAMEN) for an amount of EUR6.8 million to finance the acquisition of the Tugboat “TMM Colima”. Principal and interest under this loan is payable on a semiannual basis. Interest is payable at a fixed rate of 7.00% per annum.

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

Grupo TMM, S.A.B. and Subsidiaries

On August 2, 2016, the Company restructured the amortization schedule with Daimler for $40.9 million at a fixed annual rate of 12.0%. Principal is payable in 36 consecutive monthly payments plus accrued interest on the outstanding balance, and maturing in November 2019.

On November 26, 2018, the Company restructured the amortization schedule with Daimler for $28.0 million at a fixed annual rate of 12.9%. Principal is payable in monthly payments plus accrued interest on the outstanding balance, and maturing in October 2021.

Other Debt

In January 2011, to improve the amortization schedule of the Receivables Securitization Facility and its cancelation, the Company decided to secure two lines of credit through its subsidiary Transportación Marítima Mexicana, S.A. de C.V. with two private investments, each of the credits for US$3.0 million. The loan accrues interest at a fixed rate of 11.25%, with semi-annual interest and principal payments, a two-year grace period for principal payments, and maturing January 2016. As of December 31, 2016 the outstanding balance of both credits was US$6.0 million. In 2017 and 2018, the Company paid US$1.5 million and the maturity date of the balance was extended to July 2019.

In November 2011, the Company decided to enter into two loan facilities to strengthen the agricultural activities of ADEMSA, through a subsidiary with INPIASA, S.A. de C.V. The first one for $15.7 million at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of principal and interest, and maturing August 2021; and the second one for $4.2 million at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of principal and interest, and maturing October 2016. The effective rate for both loans as of December 31, 2018 was 12.84%, with a total outstanding balance of approximately $4.2 million.
In August 2012, the Company inter into an agreement with Intercam Banco S.A., though its subsidiary TMM Logistics, S.A. de C.V., for a line of credit in Mexican pesos for working capital for a total of $5.0 million, to be able to discount invoices from services rendered to the Secretaría de Seguridad Pública del D.F. at a variable rate of the 28-day TIIE plus 500 basis points and maturing on August 2013. The Company subsequently renewed the facility with the bank inAugust 2014, increasing the amount up to $10.0 million, and again in November 2017, increasing the amount up to $15.0 million. As of December 31, 2017 and 2018 there is no balance drawn under this line of credit.

In December 2012, the Company decided to enter into another line of credit to strengthen the agricultural activities of ADEMSA, through a subsidiary with Banco del Bajío, S.A. for $8.5 million at a variable rate of the 28-day TIIE plus 250 basis points, with monthly payments of principal and interest, with a grace period of 12 months for principal payments, and maturing November 2019. The effective rate for this loan as of December 31, 2018 was 10.90%, with a total outstanding balance of $1.3 million.

In September 2013, the Company entered into a $7.6 million line of credit with Banco del Bajio, S.A. in order to strengthen the agricultural activities of ADEMSA, at a variable rate of the 28-day TIIE plus 250 basis points, with monthly payments of principal and interest, a grace period of 12 months for principal payments, and maturing in August 2020. The effective interest rate on this loan as of December 31, 2018 was 10.82%, with a total outstanding balance of $2.1 million.

In September 2014, the Company decided to enter into three loan facilities to strengthen the agricultural activities of ADEMSA, through its subsidiary TMM Logistics, S.A. de C.V. with Banco Autofin México. The first for $45.8 million at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of principal and interest, and maturing September 2021; the second for $34.6 million at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of principal and interest, and maturing September 2021; and the third for $25.5 million at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of principal and interest, and maturing September 2021. The effective rate for these three loans as of December 31, 2018 was 12.84%, with a total outstanding balance of approximately $65.2 million.

Grupo TMM, S.A.B. and Subsidiaries

In December 2014, the Company decided to enter into two lines of credit in Mexican Peso for working capital, through its subsidiary TMM Logistics, S.A. de C.V. with Banco Autofin México. The first for $21.6 million at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of interest and principal payment at maturity in March 2022; the second for $8.4 million at a variable rate of the 28-day TIIE plus 200 basis points, with monthly payments of interest and principal payment at maturity in March 2015. As of December 31, 2018, the effective rate for these two loans was 12.82% with an outstanding balance of $10.2 million.

In September 2016, the Company refinanced debt for US$4.1 million (approximately $80.9 millions) in connection with ADEMSA acquisition, denominated in US Dollars and extending its maturity to December 2019, with quarterly principal and interest payments, with a variable rate of 90 days LIBOR plus 550 basis points for the fisrt year, 650 basis points for the second year, 750 basis points for the third year and 900 basis point for the rest of the period. The Company may elect to prepay in full or in party without any restriction or fee. The Company is currently in negotiations to extend the maturity and revise the payment schedule in order to improve its cash flow. As of December 31, 2018, the effective rate for this facility was 9.83% with an outstanding balance of US$1.8 million.

In April 2016, the Company entered into a $9.8 million line of credit with Banco HSBC, S.A. in order to strengthen the agricultural activities of ADEMSA, at a variable rate of the 28-day TIIE plus 300 basis points, with monthly payments of principal and interest and maturing in April 2021. The effective interest rate on this loan as of December 31, 2018 was 11.31%, with a total outstanding balance of $3.84 million.

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

The Company’s income from operations may therefore be materially affected by variances in the exchange rate between the U.S. dollar and the Mexican Peso.  Mexican Pesos historically have been subject to greater risk of devaluation and have tended to depreciate against the U.S. dollar.  Given that a large proportion of the Company’s revenues are denominated in U.S. dollars, the Company has sought to reduce its exposure to foreign currency risk by holding its debt primarily in U.S. dollars. Currently, approximately 81.5% of the Company’s indebtedness is denominated in U.S. dollars.

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

Trend Information

Historically, a substantial portion of the revenue generated by our Maritime Operations business has been achieved through contracts with PEMEX. In 2016, 2017 and 2018, 51%, 30% and 29%, respectively, of the revenue generated by Maritime Operations resulted from contracts with PEMEX.

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

Grupo TMM, S.A.B. and Subsidiaries

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

Off-Balance Sheet Arrangements

As of December 31, 2018, we did not have any off-balance sheet arrangements. We report our assets and liabilities according to the current IFRS as issued by the IASB.

Contractual Obligations

The following table outlines our obligations for payments under our capital leases, debt obligations, operating leases and other financing arrangements for the periods indicated as of December 31, 2018:

Indebtedness (1)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in thousands of Pesos, unless noted otherwise)
Parcel Tanker Vessels and Tugboat Financings (2)	47,560	94,366	56,961	-	198,887
Investors (3)	94,293	-	-	-	94,293
Land and Logistics Equipment Financing (4)	8,191	16,382	2,197	-	26,770
Refinancing Acquisition ADEMSA(5)	35,704	-	-	-	35,704
Working Capital (6)	5,767	5,625	-	-	11,392
Other Debt (7)	23,820	43,080	8,738	-	75,638
Total	$215,335	$159,453	$67,896	$-	$442,684

Financial Lease Obligations (8)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Vessel, Transportation Equipment and Other Operating Leases	$46,055	$79,029	$174,541	$-	$299,625
Total	$46,055	$79,029	$174,541	$-	$299,625

Operating Lease Obligations (9)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Vessel, Transportation Equipment and Other Operating Leases	$82,836	$154,026	$169,440	$527,583	$933,885
Total	$82,836	$154,026	$169,440	$527,583	$933,885

(1)	These amounts include principal payments and accrued and unpaid interest as of December 31, 2018.

(2)
Debt allocated in two companies: The first financing is in connection with the financing of one parcel tanker vessel, allocated on a special purpose company, denominated in US Dollars, maturing in August 2023, with quarterly principal and interest payments at a variable rate of 3-month LIBOR plus 750 basis points, for an interest rate of 9.83% per annum as of December 31, 2018. The second financing is in connection with the acquisition of one tugboat, denominated in Euros.  This line of credit matures in November 2022, and features semi-annual principal and interest payments at a fixed rate of 7.00% per annum.

Grupo TMM, S.A.B. and Subsidiaries

(3)
Debt in connection with the cancellation of the Securitization Facility, denominated in US Dollars. The maturity of these lines of credit was July 2018, with monthly interest payments at a fixed rate of 11.25% per annum. The Company made a US$500,000 principal payment in July 2018 and obtained a rescheduling of the debt, extending the maturity to July 2019, with monthly interest payments at a fixed rate of 11.25% per annum.  The negotiation included another US$500,000 principal payment from the Company in January 2019.

(4)
Debt in connection with the land & logistics equipment financing, denominated in Mexican Pesos. To improve payment schedule the Company granted and extension in the maturing to October 2021, with monthly interest and principal payments at a fixed rate of 12.90% per annum.

(5)
Debt in connection with ADEMSA acquisition refinancing, denominated in US Dollars, maturing in December 2019 with quarterly principal and interest payment at a variable rate of 3-month LIBOR plus 750 basis points, for an interest rate of 9.83% per annum as of December 31, 2018. To improve the amortization schedule the Company is negotiating to restructure the payment schedule and extend the maturity to June 2021.

(6)
Debt for working capital and to strength agricultural activities of ADEMSA. Four lines of credit denominated in Mexican Pesos, with different maturities between November 2019 and August 2021, monthly interest and principal payments with a weighted average rate of 11.73% per annum as of December 31, 2018.

(7)
Debt allocated in different companies for working capital. Various lines of credit denominated in Mexican Pesos, with maturities between September 2021 and November 2023, with monthly principal and interest payments, variable rate; the weighted average rate was 13.09% per annum as of December 31, 2018.

(8)
Financial lease agreement for purchasing AHTS vessel, denominated in US Dollars, maturing in November 2026, with monthly interest and principal payments and fixed rate of 15.92%. Since October 2018 the Company has been negotiating to restructure the payment schedule.

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

Our current Board of Directors was elected and ratified at the Company’s Annual General Ordinary Shareholders’ Meeting held on April 30, 2019. Our directors and alternate directors, their principal occupations and years of service (rounded to the nearest year) as a director or alternate director are as follows:

Name	Principal Occupation	Years as a Director or Alternate Director	Age
Directors
José F. Serrano Segovia	Chairman of the Board of Grupo TMM	47	78
Vanessa Serrano Cuevas	First Vice-Chairman of Grupo TMM		44
Maria Josefa Cuevas de Serrano	Second Vice-Chairman	3	72
Ramón Muñoz Gutíerrez	Private Investor		58
Francisco Javier García-Sabaté Palazuelos	Private Investor	4	67
Carlos Viveros Figueroa	Private Investor	5	78
Miguel Alemán Velasco	Private Investor	10	87
Miguel Alemán Magnani	Private Investor	10	53
Eduardo Díaz Lozano Campos	Private Investor	1	61

Grupo TMM, S.A.B. and Subsidiaries

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

Vanessa Serrano Cuevas

Ms. Serrano was born on April 30, 1975. Ms. Serrano holds a degree in Business Administration and a Masters degree from IPADE.  Her parents are Jose F. Serrano Segovia and Maria Josefa Cuevas de Serrano.

Maria Josefa Cuevas de Serrano

Mrs. Serrano was born on June 16, 1946. Mrs. Serrano is the founder of the Sociedad Internacional de Valores de Arte Mexicano, A.C. (SIVAM), which promotes classical music and outreach for talented artists in Mexico. Additionally, she is an active promoter of Mexican art in Mexico and abroad. Mrs. Serrano is the wife of Mr. José F. Serrano Segovia.

Ramón Muñoz Gutíerrez

Mr. Muñoz Gutierrez was born on August 8, 1960. He holds degrees in Philosophy and Psychology, and among several activities, he is founder and CEO of the Innvonation and Paradigm Institute. From 1989 to 1998 he served as founder and CEO of New Kaisen for Business Consultants. During the administration of President Vicente Fox Quezada, Mr. Muñoz Gutierrez created and led the Government Innovation Office, being recognized by the United Nations. From September 2006 to September 2012, he served as a Senator of the Mexican Republic, and has been a conference presenter in different fields, including Expo Management, Universal Thinking Forum, Innovation & Business Forum (IBF), WOBI and TEDx.

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

Grupo TMM, S.A.B. and Subsidiaries

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

Eduardo Diaz Lozano

Ing. Diaz Lozano was born on November 7, 1957. He is an industrial engineer and graduate of the Universidad Nacional Autónoma de México. He also holds postgraduate degrees from the Instituto Autónomo de México. In 1997, he founded a financial consulting firm, which was later integrated into “Crecimiento Programado”. He has broad experience in financial consulting and business development.

Executive Officers

Our officers serve at the discretion of our Board of Directors. Our executive officers, their position and years of service with us and as an executive officer are as follows:

Name	Position	Years of Service	Executive Officer
Corporate Directors
José F. Serrano Segovia	Chairman of the Board and Chief Executive Officer	47	27
Carlos Pedro Aguilar Méndez	Deputy Chief Executive Officer and Chief Financial Officer and Administrative Director	29	12
Silvia Millán Hernández	Corporate Human Resources Director	32	4
Elvira Ruiz Carreño	Corporate Audit Director	23	16
Marco Augusto Martínez Avila	Corporate Legal Director	24	7

Business Unit Directors
Luis Manuel Ocejo Rodríguez	Director, Maritime Transportation	36	12
Gustavo Adolfo Madero Nieto	Director, Ports and Terminals	4	4

Grupo TMM, S.A.B. and Subsidiaries

José F. Serrano Segovia, who is chairman of the Board of Directors, is married to Maria Josefa Cuevas de Serrano, a member of the Board of Directors as Second Vice-Chairman. Vanessa Serrano Cuevas, the daughter of José F. Serrano Segovia and Maria Josefa Cuevas de Serrano, is First Vice-Chairman.

Compensation

For the year ended December 31, 2018, the aggregate total compensation paid to our directors, alternate directors and executive officers for services in all capacities was approximately $34.3 million. See Item 7. “Major Shareholders and Related Party Transactions.”

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

Audit responsibilities:

◾	overseeing the accounting and financial reporting processes of the Company;

◾	discussing the financial statements of the Company with all parties responsible for preparing and reviewing such statements, and advising the Board of Directors on their approval thereof;

◾	overseeing compliance with legal and regulatory requirements and overseeing audits of the financial statements of the Company;

◾	evaluating the performance of the Company’s external auditor and its independent status in accordance with the CNBV rules;

◾
advising the Board of Directors on the compliance of the Company’s or any of its subsidiaries’ internal controls, policies and in-house auditing, and identifying any deficiencies in accordance with the Bylaws of the Company and applicable regulations;

Grupo TMM, S.A.B. and Subsidiaries

◾
providing sufficient opportunity for a private meeting between members of our internal and external auditors and the Audit Committee, who may also request additional information from employees and legal counsel;

◾
providing support to the Board of Directors in supervising and reviewing the Company’s corporate accounting and disclosure policies and discussing guidelines and policies to govern the process of risk assessment with management;

◾	advising the Board of Directors on any audit-related issues in accordance with the Bylaws of the Company and applicable regulations;

◾	assisting the Board of Directors in the selection of the external auditor in accordance with the CNBV rules;

◾
reviewing the financial statements and the external auditor’s report. The Committee may request that the external auditor be present when reviewing such reports, in addition to the Committee’s mandatory meeting with the external auditor at least once a year;

◾	preparing the Board of Directors’ opinion on the Chairman’s annual report and submitting it at the Shareholders’ Meeting for its approval; and

◾	overseeing compliance by the Company’s chief executive officer with decisions made at a Shareholders’ Meeting or a Board of Directors meeting.

Corporate Practices responsibilities:

◾	requesting an opinion from independent experts as the Committee might see fit, in accordance with applicable regulations;

◾	calling Shareholders’ Meetings and adding any issue they considerer important to the agenda;

◾	supporting the Board of Directors in preparing its reports in accordance with the Bylaws of the Company and applicable regulations;

◾	suggesting procedures for hiring the Company’s chief executive officer, chief financial officer and senior executive officers;

◾	reviewing human resources policies, including senior executive officers’ performance evaluation policies, promotions and structural changes to the Company;

◾	assisting the Board of Directors in evaluating senior executive officers’ performance;

◾
evaluating executive officer’s compensation. The Company is not required under Mexican law to obtain shareholder approval for equity compensation plans; the Board of Directors is required to approve the Company’s policies on such compensation plans;

◾	reviewing related party transactions; and

◾	performing any activity set forth in the Mexican Securities Law.

Code of Ethics

The Company has adopted a Code of Ethics, which applies to its principal executive officer, principal financial officer, and other members of our senior management. We last updated the Code of Ethics in March 2017. The Code of Ethics may be viewed on the Company website at www.tmm.com.mx under the caption “Investors — Corporate Practices.” An English version of this document is available upon written request sent to Grupo TMM, S.A.B., Avenida de la Cúspide, No. 4755, Colonia Parques del Pedregal, 14010 México City, México, Attn: Human Resources.

Grupo TMM, S.A.B. and Subsidiaries

Statutory Auditor

Pursuant to the Mexican Securities Market Law (Ley del Mercado de Valores), the surveillance of the Company is entrusted to different committees (i.e., Audit and Corporate Practices Committees), as previously described, which replace the role of the Statutory Auditor. At the Extraordinary Shareholders’ Meeting held on December 20, 2006, the Statutory Auditor, Salles Sainz–Grant Thornton, S.C (SSGT), and the alternate Statutory Auditor, were duly replaced by the Audit and Corporate Practices Committee of the Company. However, SSGT continues to serve as the Statutory Auditor for all of our subsidiaries.

Employees

As of March 31, 2019, we had 1,762 employees, approximately 15% of whom were unionized. As of December 31, 2018, we had 1,676 employees, approximately 17% of whom were unionized. The increase in the number of our employees in the first quarter of 2019 is largely due to increases in our maritime operations personnel on board vessels and increases in our staff in the storage business.

As of December 31, 2017, we had 1,494 employees, approximately 17% of whom were unionized. The inecrease in the number of our employees in 2018 is largely due to increases in our maritime operations personnel on board vessels.

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

Share Ownership

As of April 24, 2019, Serrano Segovia family held 50,730,627 Shares directly, and the CPO Trustee maintained 19,505,912 Shares of our capital stock in the form of ADSs, including 6,657,560 Shares that are beneficially owned by the Serrano Segovia family. Accordingly, as of such date, the Serrano Segovia family controlled the voting power of our capital stock. The voting power controlled by the Serrano Segovia family varies from time to time, depending upon the number of Shares held by the Serrano Segovia family and by the CPO Trust and others. As of March 31, 2019, other than as set forth below in the section entitled “Major Shareholders,” each of our other directors, alternate directors or executive officers owns less than one percent of our Shares on an individual basis.

Shares were contributed to the CPO Trust established with a 30-year term by Nacional Financiera, S.N.C. (the “CPO Trustee”) on November 24, 1989. The CPO Trustee authorized the issuance of non-redeemable ordinary participation certificates (certificados de participación ordinarios no amortizables) (“CPOs”) that correspond to our Shares. One CPO may be issued for each Share contributed to the CPO Trust. CPOs constitutes separate negotiable instruments different and apart from the Shares, and afford to their holders only economic rights with respect to the Shares held in the CPO Trust. Such voting rights are exercisable only by the CPO Trustee, which is required by the terms of the CPO Trust to vote such Shares in the same manner as holders of a majority of the outstanding Shares not held in the CPO Trust and voted at the relevant meeting. Mexican and non-Mexican investors may hold CPOs without restrictions of any kind. The acquisition of Shares representing 5% or more of the capital stock of Grupo TMM by any person or group of persons (other than the Serrano Segovia family and the CPO Trustee), in one or a series of simultaneous or successive transactions requires the prior approval of the Board of Directors. As of April 24, 2019, the CPO Trustee held CPOs representing an aggregate of 19,505,912 Shares in the form of ADSs.

Grupo TMM, S.A.B. and Subsidiaries

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table indicates, as of March 31, 2019, unless otherwise indicated, the shareholders that beneficially own 5% or more of our outstanding Shares (the “Major Shareholders”). The percentage of our outstanding Shares owned by each Major Shareholder shown below is based on the 102,182,841 Shares outstanding as of March 31, 2019. For purposes hereof, each Major Shareholder with shared voting or investment authority with respect to certain securities is deemed to beneficially own all such securities.

Shareholder	Number of Shares	Percentage of Shares Outstanding
José F. Serrano Segovia (a)	46,146,243	45.2%

a)
Based upon information made known to the Company and reports of beneficial ownership filed with the SEC, the Serrano Segovia Family beneficially owns 50,730,627 Shares, including 38,378,778 Shares held by VEX, a Mexican corporation in which José F. Serrano Segovia holds 100% of the voting stock, and 500 Shares beneficially owned by Promotora Servia, S.A. de C.V. (“Promotora”), a Mexican corporation controlled by José F. Serrano Segovia, and which are owned directly by its subsidiary, Servicios Directivos Servia, S.A. de C.V. (“Servicios”), a Mexican corporation.

Change in Percentage Ownership

Mr. José F. Serrano Segovia reported an increase in his percentage ownership from 43.9% of the Shares outstanding as of December 31, 2017 to 45.2% of the Shares outstanding as of December 31, 2018.  No other Major Shareholder has disclosed a significant change in its percentage ownership of Shares during the three years ended December 31, 2018, 2017 and 2016.

Voting Rights and Control

As of April 24, 2019, 19,509,912 Shares were held in the form of ADSs, which have limited voting rights. The Shares held in the form of ADSs are held directly by the CPO Trust. The voting rights for those Shares are exercisable only by the trustee of the CPO Trust, which is required by the terms of the trust agreement to vote such Shares at any shareholders’ meeting in the same manner as the majority of the Shares that are not held in the CPO Trust are voted. Of the 82,672,929 Shares held outside of the CPO Trust as of April 24, 2019, the Serrano Segovia family beneficially owns 44,073,067, or 53.3% of such Shares. As a result, the Serrano Segovia family could direct and control the policies of the Company and its subsidiaries, including mergers, sales of assets and similar transactions. See Item 9. “The Offer and Listing.” Except for the limited voting rights applicable to their ADSs, none of the Major Shareholders have voting rights that differ from those applicable to other holders of Shares.

Other than the Serrano Segovia family, which may be deemed to control the Company, to our knowledge we are not directly or indirectly owned or controlled by any other corporation, by any foreign government or by any other natural or legal person, severally or jointly. We are not aware of any arrangement which may at a later date result in a change of control of the Company.

Related Party Transactions

On February 24, 2016, the Company entered into a venture with TransCanada and Sierra Oil & Gas to jointly develop a liquid terminal project for refined products storage, transportation, and distribution infrastructure to serve the growing demand for refined products such as gasoline, diesel and jet fuel from Tuxpan, Veracruz to the central region of Mexico.

Grupo TMM, S.A.B. and Subsidiaries

In accordance with such venture, Sierra Oil & Gas initially contributed $4.6 million to the capital stock of Optimus, equivalent to the value of the first portion of land contributed by Grupo TMM, with the parties agreeing to joint control of Optimus. In addition, Grupo TMM contributed to Optimus another portion of land at a value of US$6.16 million, with Sierra Oil & Gas to contribute an additional US$6.16 million, for a total additional contribution of US$12.333 million, all of which was to be contributed by Sierra Oil & Gas within the three-year period following May 26, 2016. See Notes 11 and 29 to our Audited Consolidated Financial Statements contained elsewhere herein.

In February 2019, the Company agreed to purchase the 50% of Optimus shares owned by Sierra Oil & Gas for the amount of US$2.6 million, giving the Company full ownership of the liquid terminal project in Tuxpan and resulting in Optimus becoming a wholly owned subsidiary of the Company.

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

As part of the defense, TMM filed an application to dismiss the case, arguing that the Tribunal has no jurisdiction since arbitration proceedings were initiated under the name of the wrong claimant. In January 2017, the Tribunal issued a partial award denying our application to dismiss the case. WWS submitted a “claim submission” arguing certain discounts to the claim and TMM replied requesting a “security of costs” from WWS.  To date, WWS has not agreed.  Once WWS accepts the request, we expect a final award will be issued.

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

Grupo TMM, S.A.B. and Subsidiaries

ADEMSA has been negotiating a financial restructuring to permit the long-term financing of the debts or claims involved. As a result, the Company presents an allowance as of each of December 31, 2018 and 2017 for $2.5 million relating to the obligations of ADEMSA in the event the agreements negotiated with the financial institutions cannot be implemented or if the debts cannot be settled in full during the term and under the conditions of the financing restructuring.  During each of the years ended December 31, 2018 and 2017, the Company has made payments to the financial institutions pursuant to the settlement agreement.

Elimination of the Fiscal Consolidation Regime

On February 13, 2014, we filed an indirect writ of relief (amparo) challenging the constitutionality of various provisions related to the elimination of the fiscal consolidation regime, which was among the Mexican tax reforms that went into effect on January 1, 2014.  See Item 4. “Information on the Company – Regulatory Framework – Mexican Tax Reforms” and Note 31(e) to our Audited Consolidated Financial Statements contained elsewhere herein. In our writ, we have offered various arguments that we believe demonstrate that various aspects of the tax reform violate the constitutional guarantees of proportionality, legality, and legal certainty, and also various human rights recognized by the Mexican Constitution and in international treaties to which Mexico is party. On February 16, 2016, the court issued a ruling rejecting our constitutional challenge. We appealed this ruling on March 17, 2016 and on September 13, 2017,  the court rejected our appeal.  On April 10, 2018, the Mexican Supreme Court issued a ruling affirming the rejection of our appeal.  As a result, the matter has definitively concluded, and there has been no effect on the Company.

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

On June 20, 2018, the arbitral tribunal issued a final award absolving SSA of the claim but ordering it to reimburse TMM the amount of US$335,150 for arbitration expenses plus the amount of US$29,580 for costs associated with the hearings that had been paid on SSA’s behalf by TMM.  SSA has paid TMM these amounts in full.

Grupo TMM, S.A.B. and Subsidiaries

Motions for Annulment of Various Tax Provisions

During 2018 and 2017, Grupo TMM filed Motions for Annulment with the Federal Court of Administrative Justice against various decisions of the Tax Administration Service (SAT) challenging (i) the rejection of deductions (tax year 2007), (ii) modifications to the Fiscal Consolidation Regime for controlled companies (tax year 2005), (iii) deferred income tax on consolidation (tax year 2010), and (iv) the termination of the consolidation regime (tax year 2013).  These motions remain pending before the courts.

Other Legal Proceedings

We are a party to various other legal proceedings and administrative actions, all of which are of an ordinary or routine nature and incidental to our operations. Although it is impossible to predict the outcome of any legal proceeding, in the opinion of our management, such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on our financial condition, results of operations or liquidity. For information regarding our pending tax assessment, see Note 28(e) to the accompanying Audited Consolidated Financial Statements contained elsewhere herein.

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

Trading Markets

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

Grupo TMM, S.A.B. and Subsidiaries

Our Shares continue to trade in Mexico on the Mexican Stock Exchange under the ticker symbol TMMA. In the United States, our ADSs, each representing five CPOs, trade on the OTC market under the ticker symbol GTMAY following their delisting from the NYSE on June 12, 2012.  Our ADSs continue to be registered under the U.S. Securities Exchange Act of 1934 and are issued and exchanged in New York by The Bank of New York Mellon, which replaced Citibank, N.A. as depositary on December 18, 2009. As of April 24, 2019, of the 102,182,841 outstanding Shares, 19,505,912 were held in the form of ADSs.

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

Share Repurchase Program

On December 14, 2007, the Company announced that its Board of Directors had given its approval to constitute a reserve fund to repurchase Shares during their meeting held in November of that year. The Share repurchase program was also approved by the Company’s shareholders at a shareholders’ meeting. The program was approved for an amount of up to US$10 million (approximately $196.6 million). The Company has repurchased 1,577,700 Shares under the program since its approval in 2007.

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

Grupo TMM, S.A.B. and Subsidiaries

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

Grupo TMM, S.A.B. and Subsidiaries

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

Grupo TMM, S.A.B. and Subsidiaries

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

Grupo TMM, S.A.B. and Subsidiaries

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

Grupo TMM, S.A.B. and Subsidiaries

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

Grupo TMM, S.A.B. and Subsidiaries

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

Grupo TMM, S.A.B. and Subsidiaries

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

Grupo TMM, S.A.B. and Subsidiaries

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

Grupo TMM, S.A.B. and Subsidiaries

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

Grupo TMM, S.A.B. and Subsidiaries

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

This summary is directed solely at U.S. holders that hold their ADSs as capital assets and whose functional currency is the Dollar.  This summary does not discuss all of the U.S. federal income tax consequences that may be relevant to U.S. holders, particularly those that may be subject to special treatment under U.S. federal income tax laws, such as partnerships, banks, financial institutions, thrifts, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, U.S. holders whose functional currency is not the U.S. dollar, tax-exempt investors, expatriates, former long-term U.S. residents, U.S. holders that reside outside the United States, persons who received shares in return for services rendered or in connection with their employment, securities traders who elect to account for their investments in ADSs on a mark-to-market basis, persons that own (or are deemed to own for U.S. tax purposes) 10% or more of the voting stock or value of the Company, or persons that hold their ADSs as part of a hedge, straddle, conversion or other integrated transaction.  This summary does not discuss any United States federal estate, gift or alternative minimum tax consequences or the tax laws of any state, local or foreign government that may be applicable.

For United States federal income tax purposes, a holder of an ADS generally will be treated as the beneficial owner of the CPOs represented by such ADS and such CPOs should represent a beneficial interest in the underlying Shares represented by such CPOs.

Distributions — Distributions with respect to our ADSs that are paid out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) will be includible in the gross income of a U.S. holder as dividend income when the distributions are received by CPO trustee, and, in general, will not be eligible for the dividends received deduction otherwise allowable to U.S. holders that are corporations. To the extent that a distribution exceeds our current and accumulated earnings and profits, it will be treated first as a nontaxable return of the U.S. holder’s adjusted tax basis in its ADSs to the extent of such tax basis, and then as gain from the sale or exchange of a capital asset.

A U.S. holder may be entitled, subject to a number of complex limitations and conditions (including a minimum holding period requirement), to claim a U.S. foreign tax credit in respect of any Mexican income taxes withheld on dividends received in respect of the ADSs. Subject to certain limitations, a U.S. holder who does not elect to claim a credit for any foreign income taxes paid during the taxable year may instead claim a deduction in respect of such income taxes provided the U.S. Holder elects to deduct (rather than credit) all foreign income taxes for that year. Dividends received in respect of ADSs generally will be treated as foreign-source income, subject to various classifications and other limitations and generally will be treated as passive category income for most U.S. Holders. The rules relating to computing foreign tax credits or deducting foreign taxes are extremely complex, and U.S. holders should consult their own tax advisors regarding the availability of foreign tax credits under their particular circumstances.

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

Grupo TMM, S.A.B. and Subsidiaries

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

We believe that we were not a PFIC for United States federal income tax purposes for the 2018 taxable year and we do not anticipate being a PFIC for the 2019 taxable year. However, because PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time (including certain equity investments of less than 25 percent) and because the characterization of certain income and assets is uncertain under the PFIC rules, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. holder held ADSs, certain adverse consequences could apply to such U.S. holder.

Grupo TMM, S.A.B. and Subsidiaries

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

Grupo TMM, S.A.B. and Subsidiaries

Documents On Display

All documents concerning the Company referred to herein may be inspected at our offices in Mexico City. We will provide a summary of such documents in English upon request. In addition, we file reports, including annual reports on Form 20-F, and other information electronically with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers.  Any filings we make electronically with the SEC will be available to the public over the Internet at the SEC’s website http://www.sec.gov.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following information includes “forward-looking statements” that involve risk and uncertainties. Actual results could differ from those presented. All information below is presented under IFRS as of December 31, 2018, in pesos.

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

At December 31, 2018 and 2017, the Company had monetary assets and liabilities denominated in currencies other than the Mexican Peso as follows:

	December 31,
	(in thousands of Pesos)
	2018	2017
Assets	$485,551	$550,039
Liabilities	(741,049)	(962,914)
	$(255,498)	$(412,875)

The objective of the Company when using derivatives is always to manage specific risks and exposures, and not to trade such instruments for profit or loss.

Grupo TMM, S.A.B. and Subsidiaries

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

	Breakdown of Fixed and Variable Rates of Financial Obligations(1)

	Expected Maturity
Liabilities	2019	2020	2021	2022	Thereafter	Total	Fair Value
	(in millions of pesos)
Long-Term Debt
Fixed Rate	$136.9	$50.0	$52.2	$48.1	$102.6	$389.8	$389.8
Average Interest Rate	12.32%	13.68%	14.57%	15.92%	15.92%	13.81%		**
Variable Rate	$86.4	$49.3	$43.0	$26.8	$20.0	$225.5	$225.5
Average Interest Rate	11.02%	11.16%	10.56%	10.51%	10.57%	10.93%		**

(1)	Information as of December 31, 2018.
**	Not applicable

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

Derivative Instruments

As of December 31, 2018, the Company was not holding any derivative instruments for hedging purposes.

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

Fees payable by the depositary

The depositary has agreed to reimburse us for expenses we incur in connection with the establishment of the ADS facility, including legal fees, fees due to the previous depositary, investor relations expenses and other facility-related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. The depositary has also agreed to pay its standard out-of-pocket administrative, maintenance and shareholder services expenses for the ADSs. Such expenses include the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationary, postage, facsimile and telephone calls, and certain investor relationship programs or special investor relations promotional services. We did not receive any reimbursements from the depositary during the years ended December 31, 2016, 2017 and 2018, respectively.

Grupo TMM, S.A.B. and Subsidiaries

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See Item 4. “Information on the Company — Organizational Structure — Reclassification of Series A and Series L Shares.”

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclose Controls and Procedures.

The Company has evaluated, under the supervision and with the participation of management, including the Company’s Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2018. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer each concluded that, as of December 31, 2018, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in its reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported as and when required by the Securities and Exchange Commission’s applicable rules and forms, and is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedure may deteriorate. The Company, with the participation of its Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018. In making its assessment of internal control over financial reporting, management used the criteria in the 2013 Internal Control — Integrated Framework set forth by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission.

As a result of this assessment, the Company’s management has determined that the Company’s internal control over financial reporting was effective as of December 31, 2018.

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

The Board of Directors of Grupo TMM maintains an Audit and Corporate Practices Committee which is comprised of three independent directors, each of whom has significant experience in analyzing and evaluating financial reports and an understanding of internal controls and procedures for financial reporting. On April 30, 2019, the General Assembly of Shareholders appointed as independent director Mr. Francisco Javier García-Sabaté Palazuelos, who is considered a financial expert in accordance with the standards described in Section 407 of the Sarbanes Oxley Act of 2002.

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

We last updated our Code of Ethics in March 2017. We have not granted any waivers to any provision of our Code of Ethics to any officer, employee or member of the Audit or Corporate Practices Committee during the Company’s fiscal year ended December 31, 2018.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table reflects our principal accounting fees and services for the years 2018 and 2017:

GRUPO TMM, S. A. B.
Summary of Auditors’ Payments
(In thousands of Pesos)

	As of December 31,
	2018	2017
Audit Fees(a)	$6,397.0	$10,931.4
Total(b)	$6,397.0	$10,931.4

(a)	Audit Fees—Fees relate to the review of our Annual Financial Statements and Annual Report filed with the SEC and review of other SEC filings.

(b)	Total does not include Mexican tax (“Impuesto al Valor Agregado” or “IVA”).

The Company’s Audit Committee pre-approves all fees for the services provided by the independent auditors, including the fees for 2017 and 2018 in accordance with the Company’s policies and procedures.

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
Chief Financial Office

Date: April 30, 2019

Consolidated Financial Statements and Report of the Independent Registered Public Accounting Firm

Grupo TMM, S.A.B. and Subsidiaries

December 31, 2018, 2017 and 2016

Contents

		Page

Report of the independent registered public accounting firm		1 - 2

Consolidated statements of financial position		3

Consolidated statements of profit or loss		4

Consolidated statements of comprehensive income		5

Consolidated statements of changes in stockholders’ equity		6

Consolidated statements of cash flow		7

Notes to the consolidated financial statements

1	General information	8

2	Changes in accounting policies	9

3	Summary of significant accounting policies	12

4	Acquisitions and disposals	25

5	Cash and cash equivalents	27

6	Trade receivables	27

7	Other accounts receivable	28

8	Leases	28

9	Property, vessels and equipment	30

10	Concession rights	31

11	Other non-current assets	32

12	Intangible assets	33

13	Impairment of long-lived assets	34

14	Financial assets and liabilities	35

15	Balances and transactions with related parties	40

16	Accounts payable and accrued expenses	41

17	Stockholders’ equity	41

18	Revenues	43

19	Other income	43

20	Interest expense and other financial costs	44

21	Income tax and tax loss carryforwards	44

22	Segment reporting	46

23	Employee benefits	48

24	Profit (loss) per share	51

25	Fair value measurement	51

26	Financial instruments risk	53

27	Capital management policies and procedures	57

28	Commitments and contingencies	58

29	Events subsequent to the reporting date	60

30	Authorization of the consolidated financial statements	60

Salles, Sainz – Grant Thornton, S.C. Periférico Sur 4348 Col. Jardines del Pedregal 04500, Mexico City www.grantthornton.mx

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of

Grupo TMM, S.A.B.:

Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Grupo TMM, S.A.B. and subsidiaries (‘Grupo TMM’ or the ‘Company’) as of December 31, 2018 and 2017, the related consolidated statements of profit or loss, comprehensive income, changes in stockholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2018 and the related notes (collectively referred to as the ‘financial statements’). In our opinion, the financial statements present fairly, in all material respects, the financial position of Grupo TMM as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board.

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

We have served as the Company’s auditor since 2005.

Salles, Sainz – Grant Thornton, S.C.
Mexico City, Mexico
April 29, 2019

Consolidated statements of financial position
As at December 31, 2018 and 2017
(Amounts in thousands of pesos, except number of shares)

	2018	2017
Assets
Current
Cash and cash equivalents (Note 5)	$278,842	$422,083
Restricted cash (Note 5)	39,313	39,471
Trade receivables, net (Note 6)	248,183	250,637
Other accounts receivable (Note 7)	410,434	319,193
Related parties (Note 15)	207,964	217,188
Materials and supplies	56,621	58,061
Prepayments	24,873	11,527
Total current assets	1,266,230	1,318,160

Non-current
Property, vessels and equipment, net (Note 9)	2,313,437	2,623,535
Intangible assets (Note 12)	126,437	127,890
Concession rights, net (Note 10)	9,459	13,244
Other non-current assets (Note 11)	65,521	41,383
Total non-current assets	2,514,854	2,806,052
Total assets	$3,781,084	$4,124,212

Liabilities
Short-term
Short-term portion of the financial debt (Note 14)	$223,362	$502,361
Trade payables	262,090	169,072
Accounts payable and accrued expenses (Note 16)	357,523	341,918
Related parties (Note 15)	18,379	34,756
Total short-term liabilities	861,354	1,048,107

Long-term
Long-term portion of the financial debt (Note 14)	392,063	396,257
Employee benefits (Note 23)	176,606	175,560
Deferred income tax (Note 21)	226,803	275,226
Total long-term liabilities	795,472	847,043
Total liabilities	1,656,826	1,895,150

Stockholders’ equity (Note 17):
Share capital (103,760,541 shares authorized and issued)	2,216,733	2,216,733
Treasury shares (1,577,700 shares)	(46,805)	(46,805)
Other components of equity	706,944	849,466
Accumulated losses	(799,818)	(859,159)
Controlling interest	2,077,054	2,160,235
Non-controlling interest	47,204	68,827
Total stockholders’ equity	2,124,258	2,229,062
Total liabilities and stockholders’ equity	$3,781,084	$4,124,212

The attached notes are part of these consolidated statements.

Consolidated statements of profit or loss
For the years ended December 31, 2018, 2017 and 2016
(Amounts in thousands of pesos, except per share amounts and number of shares)

	2018	2017	2016

Revenue from transportation	$1,523,066	$2,464,939	$2,647,484

Costs and expenses:
Salaries, wages and employee benefits	368,614	571,775	639,913
Leases	436,469	622,908	621,990
Contracted services	413,060	545,541	550,287
Fuel, materials and supplies	211,793	317,525	218,960
Depreciation, amortization and loss from revaluation	80,277	562,915	555,244
Other costs and expenses	17,221	22,231	23,232
	1,527,434	2,642,895	2,609,626
Transportation (loss) profit	(4,368)	(177,956)	37,858

Other income, net (Note 19)	102,625	3,217,746	52,870
Operating income	98,257	3,039,790	90,728

Comprehensive financing cost:
Interest income	9,137	24,829	24,719
Interest expense and other financial costs (Note 20)	(84,890)	(1,210,486)	(869,267)
Exchange gain (loss), net	5,844	(7,822)	(21,359)
	(69,909)	(1,193,479)	(865,907)
Profit (loss) before taxes	28,348	1,846,311	(775,179)

Income tax (expense) benefit (Note 21)	(4,799)	(516,732)	268,615
Net profit (loss) for the year	$23,549	$1,329,579	$(506,564)

Attributable to:
Non-controlling interest	4,543	1,989	1,480
Controlling interest	19,006	1,327,590	(508,044)
	$23,549	$1,329,579	$(506,564)

Profit (loss) per share for the year (Note 24)
Profit (loss) per share for the year	$0.186	$12.992	$(4.972)

Weighted average number of shares for the year	102,182,841	102,182,841	102,182,841

The attached notes are part of these consolidated statements.

Consolidated statements of comprehensive income

For the years ended December 31, 2018, 2017 and 2016
(Amounts in thousands of pesos)

	2018	2017	2016

Net profit (loss) for the year	$23,549	$1,329,579	$(506,564)

Other comprehensive income:
Items that will not be subsequently reclassified to profit or loss
Actuarial gains, net (Note 23)	15,430	319	24,863
Revaluation surplus (Note 25)	(161,411)	941,957	424,634
Income tax on other comprehensive income	43,794	(282,683)	(134,849)
Total of other comprehensive income for the year	(102,187)	659,593	314,648
Comprehensive (loss) income for the year	$(78,638)	$1,989,172	$(191,916)

Attributable to:
Non-controlling interest	4,543	1,989	1,480
Controlling interest	(83,181)	1,987,183	(193,396)
	$(78,638)	$1,989,172	$(191,916)

The attached notes are part of these consolidated statements.

Consolidated statements of changes in stockholders’ equity
For the years ended December 31, 2018, 2017 and 2016
(Amounts in thousands of pesos, except number of shares)

	Number of outstanding common shares	Share capital	Treasury shares	Mandatory convertible debentures into shares	Accumulated losses	Other components of equity	Subtotal	Non controlling interest	Total stockholders’ equity

Balances as at December 31, 2015	102,182,841	$2,216,733	$(46,805)	$-	$(3,902,996)	$2,099,516	$366,448	$65,358	$431,806

Net loss for the year	-	-	-	-	(508,044)	-	(508,044)	1,480	(506,564)
Other comprehensive income	-	-	-	-	151,056	163,592	314,648	-	314,648
Comprehensive loss for the year							(193,396)	1,480	(191,916)
Equity portion of mandatorily convertible debentures into shares	-	-	-	724,100	-	-	724,100	-	724,100
Balances as at December 31, 2016	102,182,841	2,216,733	(46,805)	724,100	(4,259,984)	2,263,108	897,152	66,838	963,990

Net income for the year	-	-	-	-	1,327,590	-	1,327,590	1,989	1,329,579
Other comprehensive income	-	-	-	-	2,073,235	(1,413,642)	659,593	-	659,593
Comprehensive income for the year							1,987,183	1,989	1,989,172
Cancellation of mandatorily convertible debentures into shares	-	-	-	(724,100)	-	-	(724,100)	-	(724,100)
Balances as at December 31, 2017	102,182,841	2,216,733	(46,805)	-	(859,159)	849,466	2,160,235	68,827	2,229,062

Net income for the year	-	-	-	-	19,006	-	19,006	4,543	23,549
Other comprehensive income	-	-	-	-	40,335	(142,522)	(102,187)	-	(102,187)
Comprehensive loss for the year							(83,181)	4,543	(78,638)
Dividends paid to non-controlling interest	-	-	-	-	-	-	-	(26,166)	(26,166)
Balances as at December 31, 2018	102,182,841	$2,216,733	$(46,805)	$-	$(799,818)	$706,944	$2,077,054	$47,204	$2,124,258

The attached notes are part of these consolidated statements.

Consolidated statements of cash flow
For the years ended December 31, 2018, 2017 and 2016
(Amounts in thousands of pesos)

	2018	2017	2016

Cash flows from operating activities:

Profit (loss) before taxes	$28,348	$1,846,311	$(775,179)
Adjustments to reconcile the profit (loss) with cash used in operating activities:
Depreciation, amortization and loss from revaluation	80,277	562,915	555,244
Other amortizations	5,259	84,615	76,020
Loss (gain) from the sale of property, vessels and equipment, net	1,849	(330)	(56,491)
Accrued interests	80,580	1,039,856	783,458
Interest income	(9,137)	(24,829)	(24,719)
Gain from the loss of control of subsidiary	-	(3,458,467)	-
Exchange (gain) loss	(8,312)	(4,545)	69,826
Loss (gain) from the sale of subsidiaries	(111,484)	273,032	-

Changes in assets and liabilities:
Accounts receivable	2,454	7,924	267,891
Other accounts receivable and related parties	(98,394)	(150,154)	(54,580)
Materials and supplies	1,440	(38,936)	(3,845)
Prepayments	(13,346)	3,753	6,403
Other accounts payable and accrued expenses	117,065	162,094	(247,901)
Other non-current assets	(22,685)	42,269	36,971
Employee benefits	1,046	11,353	(47,035)
Total adjustments	26,612	(1,489,450)	1,361,242
Cash from operating activities	54,960	356,861	586,063

Cash from investment activities
Proceeds from sale of property, vessels and equipment	169,627	7,059	87,720
Acquisition of property, vessels and equipment	(86,283)	(80,222)	(162,072)
Proceeds from sale of subsidiaries	50,331	66,987	-
Decrease of cash and cash equivalents from the loss of control of subsidiary (TMM DM)	-	(212,332)	-
Dividends paid to non-controlling interest	(26,166)	-	-
Interest charged	9,137	24,829	24,719
Cash from (used in) investment activities	116,646	(193,679)	(49,633)

Cash flow from financing activities
Debt contracted	124,010	-	166,509
Debt payments	(397,458)	(172,592)	(173,439)
Interest paid	(40,792)	(409,146)	(737,548)
Cash used in financing activities	(314,240)	(581,738)	(744,478)

Exchange effect on cash	(607)	(20,737)	57,884
(Decrease) increase in cash and cash equivalents	(143,241)	(439,293)	(150,164)
Cash and cash equivalents, beginning of year	422,083	861,376	1,011,540
Cash and cash equivalents, end of year	$278,842	$422,083	$861,376

Complementary information:
Income tax paid	$4,799	$3,000	$3,433

The attached notes are part of these consolidated statements.

Notes to the consolidated financial statements

At December 31, 2018 and 2017

(Amounts in thousands of pesos, except number of shares and where otherwise indicated)

1	General information

Principal activity
Grupo TMM, S.A.B. (‘Grupo TMM’ or the ‘Company’) is a Mexican company whose principal activity is providing multimodal transport and logistics services to premium customers throughout Mexico. Grupo TMM’s shares are listed on the Mexican Stock Exchange and on ‘Over-The-Counter’ market on the New York Stock Exchange in the United States.

Grupo TMM’s head office is located at Avenida de la Cúspide N° 4755, Colonia Parques del Pedregal, Delegación Tlalpan, C.P. 14010, Mexico City. In addition, a significant portion of its maritime division activities is conducted at Calle 55 N° 2 Col. Electricistas C.P. 24120 Cd. del Carmen, Campeche.

The Company’s activities are grouped together under the following service divisions:

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

As discussed in Note 4 below, the Stockholders’ Meeting approved its corporate restructuring, which contemplated transferring 85% of the shares of its subsidiary TMM Division Marítima, S.A. de C.V. (‘TMM DM’), one of the main subsidiaries of the Group. Pursuant to the foregoing, Grupo TMM no longer included the assets, liabilities and profit or loss of TMM DM in its consolidated financial statements, which generated a significant reduction in its level of weighting and its financial cost, as well as an improvement in its net income for the year. Moreover, pursuant to a maritime service-rendering contract, Grupo TMM maintains the operation and management of the vessels of TMM DM.

The foregoing forms part of the strategic plan of the Group for positioning itself as the best option in maritime transportation and logistics services, through each one of its divisions, by offering high quality services to all participants in the energy sector in our country, by taking advantage of its gradual recovery. Grupo TMM has efficiently implemented customer diversification strategies, reduction of indebtedness, and cost effectiveness, which enables it to adapt to the variable circumstances on the domestic and international markets. Likewise, it continues to develop strategies for improving the performance of its service units.

Structure of Grupo TMM
At December 31, 2018 and 2017, Grupo TMM holds the percentage of equity interest in various subsidiaries, the most significant are as follows:

	% of ownership
	2018	2017
Maritime
Transportación Marítima Mexicana, S.A. de C.V.	100%	100%
Inmobiliaria Dos Naciones, S. de R.L. de C.V.	100%	100%
TMM Parcel Tankers, S.A. de C.V.	100%	100%

Logistics
Almacenadora de Depósito Moderno, S.A. de C.V. (Warehouse)	100%	100%
Autotransportación y Distribución Logística, S.A. de C.V.	100%	100%

Ports and terminals
TMM Logistics, S.A. de C.V.	100%	100%
Prestadora de Servicios MTR, S.A. de C.V.	100%	100%
Servicios Administrativos API Acapulco, S.A. de C.V.	51%	51%
Administración Portuaria Integral de Acapulco S.A. de C.V.	51%	51%

Payroll outsourcing
Mexschiff Operación de Personal, S.A.P.I. de C.V.	100%	100%
Omexmar Operadora Mexicana Marítima, S.A.P.I. de C.V.	100%	100%
Perhafen Services Marítimos, S.A.P.I. de C.V.	100%	100%
TMM Dirección Corporativa, S.A.P.I. de C.V.	100%	100%
Perjomar Operadora, S.A.P.I. de C.V.	44%	44%

Property leasing
Inmobiliaria TMM, S.A. de C.V.	100%	100%

TMM División Marítima, S.A. de C.V. (‘TMM DM’) was one of the main subsidiaries of Grupo TMM, until the date of loss of control mentioned in Note 4 below.

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

New Standards adopted as at 1 January 2018

IFRS 15 ‘Revenue from Contracts with customers’
IFRS 15 ‘Revenue from Contracts with Customers’ and the related ‘Clarifications to IFRS 15 Revenue from Contracts with Customers’ (hereinafter referred to as ‘IFRS 15’) replace IAS 18 ‘Revenue’,IAS 11 ‘Construction Contracts’, and several revenue-related Interpretations.

The new Standard has been applied retrospectively without restatement, with the cumulative effect of initial application recognized as an adjustment to the opening balance of retained earnings at 1 January 2018; nevertheless, as described following there were no adjustments due to the adoption.

In accordance with the transition guidance, IFRS 15 has only been applied to contracts that are incomplete as at 1 January 2018.

In connection with the revenue recognition of the Group, the main considerations in the adoption of IFRS 15 were:

•
Specialized maritime: performance obligations did not undergo any changes and they are considered as a single performance obligation identified in the contract and/or service order, which corresponds to the days of service, movement of merchandise or service rendered. All these obligations are met as the Group renders the services and is entitled to the collection thereof; therefore, they are recognized over time, consistent with their recognition under the foregoing standards. Sales prices are fixed and do not contemplate financing components derived from their terms of less than one year, insofar as each transaction only contemplates a single performance obligation. The price of the transaction is allocated to a single obligation;

•
Ports and terminals: Performance obligations relative to these revenues are satisfied as the services are rendered. They are considered single performance obligations, which are usually met immediately. Sales prices are fixed and stipulated in the contract and/or service order, without including variable parts or financing components. Related revenues are recognized over time consistently with their recognition under the foregoing standards;

•
Logistics: performance obligations mainly correspond to the repair of containers and railroad freight cars, where the customer receives and consumes the benefits as the Group performs them and, therefore, revenues are recognized over time. Prices are fixed for most of the customers and, in some cases, fixed discounts are granted which are contemplated at the inception of the contract. Accordingly, they are not required to be estimated. Each transaction is considered a single performance obligation. Therefore, the total of the consideration is allocated thereto. This revenue recognition is consistent with the revenue recognized under the foregoing standard;

•
Warehousing: the customer is considered to receive and consume the benefits as the group renders storage and handling services, that is, during the period in which the customer is entitled to keep the merchandise at the warehouses of the Group, in accordance with the corresponding contract. Sales prices are fixed and include neither discounts nor financing components. Revenue is recognized over time, which is consistent with recognition under the foregoing standards.

The Group considers contract costs to be immaterial. Moreover, they correspond to contracts for periods of less than one year. Toward that end, the Company recognizes these costs in income as incurred. The foregoing is consistent with the accounting treatment under the above standards.

None of the revenue transactions qualifies to be considered a series of goods or services, insofar as the transfer pattern is not the same because the services vary based on the type of shipment, characteristics of the products transported or stored, services by type of shipment, formalities in port or repairs, as appropriate. None of the service contracts meets the characteristics to be combined with other contracts.

Finally, as at the opening date of application, the Group has not identified liabilities for unsatisfied performance obligations. There are contractual assets where the Group has met the performance obligation before receiving the corresponding consideration. The foregoing is consistent with the foregoing journal entries, and only contract asset balances were reclassified that had previously been included in the trade accounts receivable balance. Moreover, no loss contracts were identified in accordance with the contracts evaluated by the Group. The remaining effects concern matters of disclosure in the notes to the consolidated financial statements.

IFRS 9 ‘Financial Instruments’
IFRS 9 replaces IAS 39 ‘Financial Instruments: Recognition and Measurement’. It makes major changes to the previous guidance on the classification and measurement of financial assets and introduces an ‘expected credit loss’ model for the impairment of financial assets.

When adopting IFRS 9, the Group has applied transitional relief and opted not to restate prior periods. Pursuant to the analysis performed by the Group, adoption of this standard did not have any effect on the recognition and measurement of its financial instruments, with regard to the accounting policies for financial instruments of the Group, based on the above applicable standards. The main effects correspond to matters concerning classification and disclosures in the notes to the consolidated financial statements.

In connection with the financial assets of the Group, the main considerations in the adoption of IFRS 9 were:

•
the classification and measurement of financial assets of the Group. Management has financial assets to hold and collect the associated cash flows. All its financial assets were previously recorded at amortized cost; therefore, they will be accounted consistently with the foregoing standard under the new classification; and

•
impairment of financial assets by applying the expected credit loss model. This affects the trade accounts receivable of the Group and other financial assets measured at amortized cost. For contractual assets derived from IFRS 15 and trade accounts receivable, the Group applies a simplified recognition model of expected credit losses during the lifetime of the asset, since these items do not have a significant financing component. See Note 26.

There have been no changes to the classification or measurement of financial liabilities as a result of the application of IFRS 9.

Standards, amendments and Interpretations to existing Standards that are not yet effective and have not been adopted early by the Group
At the date of authorization of these financial statements, several new, but not yet effective, Standards, amendments to existing Standards, and Interpretations have been published by the International Accounting Standards Board (IASB). None of these Standards, amendments or Interpretations have been adopted early by the Group.

Management anticipates that all relevant pronouncements will be adopted for the first period beginning on or after the effective date of the pronouncement. New Standards, amendments and Interpretations neither adopted nor listed below have not been disclosed as they are not expected to have a material impact on the Group’s financial statements, except for IFRS 16 ‘Leases’, which is described below.

IFRS 16 ‘Leases’
IFRS 16 will replace IAS 17 ‘Leases’ and three related Interpretations. It completes the IASB’s long-running project to overhaul lease accounting. Leases will be recorded in the statement of financial position in the form of a right-of-use asset and a lease liability. There are two important reliefs provided by IFRS 16 for assets of low value and short-term leases of less than 12 months.

IFRS 16 is effective from periods beginning on or after 1 January 2019. Early adoption is permitted; however, the Group have decided not to early adopt.

Management is in the process of evaluating the total impact of this standard. So far, the Group:

•
has decided to use the practical expedient for not performing a complete review of existing leases and applying IFRS 16 only to new or modified contracts. Leases that will be modified or renewed in 2019 are considered immaterial, and it is estimated that an exemption may be applied to low-value assets or short-term leases;

•
considers that the most significant impact will be that the Group will have to recognize a right-of-use asset and a lease liability for the offices and certain operating equipment (tow-trucks) that are currently treated as operating leases. As at December 31, 2018, future minimum lease payments amount to $46.1 million dollars. This means that the nature of the expense will change from being an operating lease expense to depreciation and interest expense; and

•	it concludes that there will not be any significant impact on the financial lease that is currently maintained in the statement of financial position.

The Group is planning to adopt IFRS 16 on 1 January 2019 using the Standard’s modified retrospective approach. Under this approach the cumulative effect of initially applying IFRS 16 is recognized as an adjustment to equity at the date of initial application. Comparative information is not restated.

Choosing this transition approach results in further policy decisions the Group need to make as there are several other transitional reliefs that can be applied. These relate to those leases previously held as operating leases and can be applied on a lease-by-lease basis. The Group are currently assessing the impact of applying these other transitional reliefs.

IFRS 16 has not generated significant changes in the journal entries of the lessors.  It is important to note that the lease agreements in which the Group acts as a lessor are immaterial.

3	Summary of significant accounting policies

Grupo TMM and its subsidiaries prepare their consolidated financial statements in accordance with International Financial Reporting Standards (‘IFRS’), as issued by the IASB, and these are presented in thousands of Mexican pesos. They have been prepared under the assumption that the Group operates on a going concern basis.

The Company has decided to present in its consolidated statements of income a subtotal of ‘Operating income’ which reconciles with the ‘Net profit (loss) of the year’ considering the items of ‘Comprehensive financing cost’ and ‘Income tax (expense) benefit’; with regard to the subtotal of ‘Transportation (loss) profit’, the latter reconciles with the ‘Operating income’ considering the item ‘Other income’.

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

The vessels are measured at fair value and at December 31, 2018 and 2017, the revalued amounts were determined using the revenue technique (expected future cash flows). The frequency of the revaluations for this class of assets will be based on the changes of the fair values, meaning when these values significantly differ from their carrying value. The Company has revaluated this class of assets at December 31, 2018 and 2017.

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

Any remaining decrease is recognized in income for the year. Any remaining balance of the revaluation surplus in stockholders’ equity at the time of disposing of the asset that gave rise thereto is reclassified to retained earnings. Moreover, any remaining balance of the revaluation surplus in stockholders’ equity may not be distributed to stockholders.

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

Gains or losses from the disposal of property, vessels and equipment are determined as differences between the disposal proceeds and the carrying amount of the assets and are recognized in profit or loss as part of (‘Other income’), accordingly (see Note 19).

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

Subsequent measuring
All finite-lived intangible assets are accounted for using the cost model by which the net capitalized costs of their residual value are amortized using the straight-line method throughout their estimated useful lives, in the case of the concession rights; these are amortized according to the term specified in the corresponding agreement. The residual values and useful lives are reviewed at each reporting date. The trademark is considered an intangible asset with an indefinite life; therefore it is subject to impairment tests annually as described in Note 13.

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

Notes 3.7 above and 9 describe the depreciation methods and estimated useful lives, respectively, for assets under financial leases.

Operating leases
All other leases are treated as operating leases. Payments on operating lease agreements are recognized as an expense on a straight-line basis over the lease term. The associated costs, such as maintenance and insurance, are expensed as incurred.

3.11	Financial instruments

Recognition and derecognition
Financial assets and financial liabilities are recognised when the Group becomes a party to the contractual provisions of the financial instrument.

Financial assets are derecognized when the contractual rights to the cash flow from a financial asset expire, or when the financial asset and all the substantial risks and benefits have been transferred. A financial liability is derecognized as extinguished, discharged, canceled, or expired.

Classification and initial measurement of financial assets
Except for those trade receivables that do not contain a significant financing component and are measured at the transaction price in accordance with IFRS 15, all financial assets are initially measured at fair value, adjusted by transaction costs (where applicable).

Financial assets are classified into the following categories:

•	amortized cost
•	fair value through profit or loss (FVTPL)
•	fair value through other comprehensive income (FVOCI).

In the periods presented the Group does not have any financial assets categorized as FVTPL or FVOCI.

The classification is determined by both:

•	the Group’s business model for managing the financial asset; and
•	the contractual cash flow characteristics of the financial asset.

All income and expenses relating to financial assets that are recognized in profit or loss are presented within finance costs, finance income or other financial items, except for impairment of trade receivables which is presented within other expenses.

Subsequent measurement of financial assets

Financial assets at amortized cost
Financial assets are measured at amortized cost if the assets meet the following conditions (and are not designated as FVTPL):

•	they are held within a business model whose objective is to hold the financial assets and collect its contractual cash flows; and
•	the contractual terms of the financial assets give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding.

After initial recognition, these are measured at amortized cost using the effective interest method. Discounting is omitted where the effect of discounting is immaterial. The Group’s cash and cash equivalents, trade and most other receivables fall into this category of financial instruments.

Impairment of financial assets
IFRS 9’s impairment requirements use more forward-looking information to recognize expected credit losses – the ‘expected credit loss (ECL) model’. This replaces IAS 39’s ‘incurred loss model’. Instruments within the scope of the new requirements included mainly trade receivables, contract assets recognized and measured under IFRS 15 and other receivables.

Recognition of credit losses is no longer dependent on the Group first identifying a credit los event. Instead the Group considers a broader range of information when assessing credit risk and measuring expected credit losses, including past events, current conditions, reasonable and supportable forecasts that affect the expected collectability of the future cash flows of the instrument.

The Group makes use of a simplified approach in accounting for trade and other receivables as well as contract assets and records the loss allowance as lifetime expected credit losses. These are the expected shortfalls in contractual cash flows, considering the potential for default at any point during the life of the financial instrument. In calculating, the Group uses its historical experience, external indicators and forward-looking information to calculate the expected credit losses using a provision matrix.

The Group assess impairment of trade receivables based on the characteristics of the business segment, when appropriate this assessment is made on a collective basis as they possess shared credit risk characteristics they have been grouped based on the days past due. Refer to Note 26, for a detailed analysis of how the impairment requirements of IFRS 9 are applied.

Previous financial asset impairment under IAS 39
In the prior year, the impairment of trade receivables was based on the incurred loss model. Individually significant receivables were considered for impairment when they were past due or when other objective evidence was received that a specific counterparty will default.

Classification and measurement of financial liabilities
As the accounting for financial liabilities remains largely the same under IFRS 9 compared to IAS 39, the Group’s financial liabilities were not impacted by the adoption of IFRS 9. However, for completeness, the accounting policy is disclosed below.

The Group’s financial liabilities include borrowings, trade and other payables. Financial liabilities are initially measured at fair value, and, where applicable, adjusted for transaction costs. Subsequently, financial liabilities are measured at amortized cost using the effective interest method.

All interest-related charges are included within finance costs or finance income and included in financing costs or financing income.

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

All provisions are reviewed on the issuance of the financial statements and adjusted to reflect the current best estimate. When an outflow of economic resources for present obligations is not probable, this is not recognized as a liability, unless it was assumed in the course of a business combination. Such cases are disclosed as contingent liabilities unless the outflow of resources is remote.

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

Management estimates the DBO annually with the assistance of independent actuaries, based on the standard inflation rate, the salary growth rates, and the mortality rate. The discount factors are determined near the close of each year in reference to the high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and which have maturities similar to the terms of the corresponding pension liability.

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

The accumulated losses include all current profits or losses and for previous periods.

Other components of equity capital include:

•	revaluation surplus, including gains from the reevaluation of vessels and properties;
•	statutory reserve corresponds to the separation of earnings withheld to this reserve;
•	additional paid-in capital is equivalent to the amount received in excess of the par value of the shares; and
•	translation result represents the accumulated effect of the change in functional currency.

3.17	Recognition of revenue, costs and expenses, and financing costs

Revenues
Group’s revenue arises mainly from services of maritime transportation, logistics and warehousing.

To determine whether to recognize revenue, the Group follows a 5-step process:

1.	Identifying the contract with a customer

2.	Identifying the performance obligations

3.	Determining the transaction price

4.	Allocating the transaction price to the performance obligations

5.	Recognizing revenue when/as performance obligation(s) are satisfied.

The Group does not carry out transactions that involve different contracts and on which their characteristics must be combined in accordance with IFRS. Moreover, transactions are not usually carried out that involve different services as part of the same contract; therefore, the total price of the transaction for a contract in all cases is allocated to a single performance obligation, based on their relative independent sales prices. The transaction price for contracts does not consider variable payments, except for certain service payments that are not considered significant in connection with the total revenues of the Group, nor are payments in kind, nor amounts collected on behalf of third parties and nor contemplate a financing component.

All revenues are recognized over time, as the Group meets performance obligations by transferring the services promised to its customers.

When the Company meets a performance obligation before receiving the payment, the Company already recognizes either a contract asset or a receivable in its consolidated statement of financial position, depending upon if something else is required than only passage of time before the consideration becomes due. The Group generally does not receive payments in connection with performance obligations; therefore, contractual liabilities are not required to be recognized.

In obtaining these contracts, the Group incurs immaterial incremental costs. Since the amortization period of these costs would be less than one year, if capitalized, and also that those costs are immaterial, the Group makes use of the practical expedient in IFRS 15.94 and expenses them as they incur.

Parcel vessels and Bulk Carriers
These revenues are derived from the transportation of merchandise through the Group’s own shipments or third parties, usually in periods ranging between 7 and 30 days. The rate is fixed and it is set at the beginning of the contract, based on the space or capacity required by the customer. The performance obligation is met as the merchandise is transported from the point of origin to the destination Revenues are recognized over time on a straight-line basis during the term of each contract. Given that the costs required for rendering the service under these contracts do not vary significantly, that method provides a reasonable representation of the services transferred. The amounts that remain unbilled at the end of the reporting period are presented in the consolidated statement of financial position as contractual assets, since something additional is required in addition to time elapsed in order for those amounts to become due and payable.

The Group generally does not receive advances that exceed the amount of obligations met; therefore, contract liability balances are not generated.

Maritime administration services
They correspond to revenues for services rendered for contracting, operating, and managing shipments, mainly offshore service providers. The rate for these services is determined by applying a 2.85% profit margin to the costs incurred by the Group for rendering services. This percentage is reviewed annually, and it can be increased under certain circumstances, but by applying it beginning the year subsequent to its modification, these services are considered a single performance obligation. Accordingly, the consideration is totally allocated; revenues are recognized over time as the related costs are incurred by applying the corresponding profit margin. The amounts are billed monthly, in accordance with these referred to above; therefore, neither asset balances nor contract liabilities are generally generated.

Ship repair services (Shipyard) and containers
They correspond to revenues for minor and major repairs and maintenance to ships made at the facilities of the Group (Shipyard), as well as containers of shipping companies and others such as wharfage. The consideration for the services is fixed, and it is determined in the contract based on the work ordered, including materials and replacement parts, which must be realized in an estimated period for the work, which ranges from 2 days up to 60 days for ships, and from 1 day up to 6 days for containers. Wharfage depends on the considerations of the ship from 1 to 365 days, due to the high degree of interdependence among the various elements of these services. They are recorded in the accounting as a single performance obligation. These revenues are recognized over time in conformity with the completion of the services agreed upon. The Group measures its completion toward total compliance of the performance obligation by comparing real hours invested up to the date with the total estimated hours required to perform the repair or maintenance, including related costs. This base reasonably represents services transferred to each customer, by virtue of the ability of the Group to make reliable estimates based on its significant historical experience in rendering these services. The amounts that remain unbilled at the end of the reporting period are presented in the consolidated statement of financial position as contractual assets, since something additional is required in addition to time passaged in order for those amounts to become due and payable. The Group generally does not receive advances that exceed the amount of obligations met; therefore, contractual asset balances are not generated.

Other services
The Group obtains revenues for other services such as tugboats, suppliers, negotiations, port formalities, among other things. Most of these services are considered single performance obligations in the terms of the respective contracts, and the consideration is entirely allocated to those performance obligations. Revenues are recognized over time, since customers receive and consume the benefits as the Group renders the services, that is, as the performance obligations are met. The Group does not generate asset balances or contract liabilities for most of these services. The Group acts as an agent for the specific case of agency services and, therefore, it recognizes the revenues corresponding to the profit margin generated net of the costs incurred.

Costs and expenses
The costs and expenses for maritime, and also those related to other logistics operations, are recognized in operations when the services are rendered, materials are consumed or as incurred.

Financing income and costs
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

3.19	Significant management judgment in applying accounting policies and estimation uncertainty

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

Evaluation of control, significant influence, and joint control
Management evaluates the terms of voting power with respect to its investees, the power to govern, decisions, contractual and legal agreements, upon determining if there is control, significant influence, and joint control. Significant judgment is required by evaluating some of these characteristics that can be modified over time (see Note 3.1).

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

Measures of fair value
Management uses valuation techniques to measure the fair value of its vessels and properties. This results in Management preparing estimates and assumptions based on market information and using observable data that could be used by market participants to assign a price to the asset, however these are not always available. Moreover, other valuation techniques based on expected future cash flows are used for certain assets, and an interest rate is determined to calculate their present value. These fair value estimates for these non-financial assets can vary from the actual prices obtained on operations at market value on the reporting date, as well as future results and the discount rate (see Note 25).

4	Acquisitions and disposals

Year 2018
Disposal of subsidiaries
Grupo TMM sold 100% of the shares of the subsidiaries Impact Engine, S.A. de C.V., Talocaan Services, S.A. de C.V., and Ditermax Corporate, S.A. de C.V. to an unrelated third party in 2018. These divestitures form part of the business plan of Grupo TMM, which contemplates focusing its resources and operation in the specialized maritime segment.

The gain on the sale of these subsidiaries amounted to $111,484, which is shown in the item of ‘Other income’ in the consolidated statements of income (see Note 19). The value of the net assets of those subsidiaries was immaterial as at the date of the sale.

Year 2017
Disposal of subsidiaries
As at December 21, 2017, pursuant to the General Extraordinary Stockholders’ Meeting of TMM DM, subsidiary to 100% of Grupo TMM at that date, the stockholders approved a variable capital increase in the amount of $35, equivalent to 42,500,000 Class II Series B registered common shares with no par value shown. This increase was subscribed for and issued in cash by Intercam Banco, S.A., Instituticion de Banca Multiple, Intercam Grupo Financiero (‘Intercam’), on behalf of Management Trust number F/3192 (‘Trust F/3192’), formed by Value Automotriz, S. A. de C. V., in the capacity of Trustor and Intercam as Trustee. Trust F/3192 was created based on the resolutions of the trust certificates Holders’ Meeting held on November 28, 2017, wherein the Holders resolved to transfer 85% of the shares of TMM DM in benefit of the Holders of those trust certificates.

Derived from the above, the participation of Grupo TMM was diluted to 15% as of that date, which accounted for the loss of control of that subsidiary. Therefore, beginning on that date, the assets, liabilities, and profit or loss of this subsidiary were no longer included in the consolidated financial statements of Grupo TMM.

Finally, since Grupo TMM retains significant influence over TMM DM, the remaining 15% investment is accounted for as an investment in associate (see Note 11).

Additionally, during 2017, Grupo TMM sold the subsidiaries Dibacar Servicios, S.A.P.I. de C.V., Darcot Services, S.A. de C.V., Logistica Asociada a su Negocio, S.A. de C.V., STK Logistics, S.A. de C.V., Logistica en Administracion, and Construcciones EDAC, S.A. de C.V. for 100% of its stock, all to an unrelated party. These divestitures form part of the business plan of Grupo TMM, which contemplates focusing its resources and operation in the specialized maritime segment.

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

The gain derived from the loss of control of TMM DM is shown in the item of ‘Other income’ in the consolidated statement of income (see Note 19); due to the stockholders’ equity deficit of TMM DM, the fair value of the investment in an associate retained by Grupo TMM was determined nil, which is consistent with the subsequent valuation under the equity method.

The loss on the sale of other subsidiaries amounted to $273,032, which is shown in the item of ‘Other income’ in the consolidated statements of profit or loss (see Note 19).

These divestitures form part of the business plan and financial restructuring of Grupo TMM, which contemplates focusing its resources and operation in the specialized maritime segment, through a more efficient operating structure.

5	Cash and cash equivalents

Cash and cash equivalents at December 31, 2018 and 2017, are summarized as follows:

	2018	2017
Cash on hand	$864	$925
Cash at banks	123,950	158,035
Short-term investments (a)	154,028	263,123
Restricted cash	39,313	39,471
	$318,155	$461,554

(a)	Includes fix-term deposits (promissory notes) and repurchase/resell agreements with terms up to 3 days.

Restricted cash
As at December 2018 and 2017, restricted cash represents the amount required to guarantee payments according to the obligations arising from the debt agreements for the acquisition of vessels and guarantee found for the sale of Terminal Marítima de Tuxpan, S.A. de C.V.

6	Trade receivables

Trade receivables at December 31, 2018 and 2017, are summarized as follows:

	2018	2017
Maritime
Tugboats	$26,149	$14,033
Shipyards	18,897	30,015
Offshore vessels	13,542	21,719
Parcel tankers	12,350	14,773
Bulk Carrier	1,017	-
Others	182	167

Ports and terminals
Shipping agencies	39,877	44,426
Port services	8,843	5,154
Commercial leases	233	434

Logistics, warehousing and other businesses
Warehousing	47,695	52,034
Repair of containers	31,142	27,489
Automotive services	446	689
Other businesses	1,163	-
Total trade receivables	201,536	210,933
Contract assets	68,950	68,014
Allowance for doubtful accounts	(22,303)	(28,310)
	$248,183	$250,637

All amounts are short-term. The net carrying value of trade accounts receivables is considered a reasonable approximation to fair value.

The movement in the allowance for doubtful accounts is presented below:

	2018	2017
Balance as at January 1	$28,310	$35,353
Receivables written off during the year	(468)	(10,482)
Disincorporation of TMM DM	-	(9,311)
Loss allowance (reversed) recognized during the year	(5,539)	12,750
Balance as at December 31	$22,303	$28,310

Note 26 includes disclosures related to credit risk exposures and the analysis related to the allowance for expected credit losses. The impairment loss in 2017 was made by applying the incurred loss analysis in conformity with IAS 39, whereas it applied the expected loss model in accordance with IFRS 9 in the current year.

7	Other accounts receivable

Other accounts receivable at December 31, 2018 and 2017, are summarized as follows:

	2018	2017
Recoverable taxes	$183,927	$175,268
Services for port, maritime and other operations	161,037	97,328
Insurance claims	12,286	958
Employees	4,466	8,561
Others	48,718	37,078
	$410,434	$319,193

8	Leases

Financial leases as lessee
The Company has a ship named ‘Subsea 88’ under a financial lease, which started in November 2013 and will terminate in October 2023. As of December 31, 2018 and 2017, the carrying value of equipment in finance leases amounts $191,377 and $413,298, respectively.

The financial leasing liabilities are secured by the associated assets held under this modality. The minimum future financial leasing payments at the end of each reporting period are:

	Within the 1st year	1 to 3 years	3 to 5 years	After 5 Years	Total
Balance at December 31, 2018
Lease payments	$46,055	$79,029	$174,541	$-	$299,625
Financial charges	(31,300)	(46,290)	(49,294)	-	(126,884)
Present values, net	$14,755	$32,739	$125,247	$-	$172,741

	Within the 1st year	1 to 3 years	3 to 5 years	After 5 Years	Total

Balance at December 31, 2017
Lease payments	$39,619	$79,346	$96,999	$117,860	$333,824
Financial charges	(28,665)	(51,346)	(58,456)	(12,925)	(151,391)
Present values, net	$10,954	$28,000	$38,543	$104,935	$182,433

The financial lease contract for ‘Subsea 88’ includes monthly lease payments and an option to buy at the end of the term.

Operating leases as lessee
At December 31, 2018, the operating leases report the following expiries:

Leased assets	Expire
Building	Apr. 2029
Cranes	Jul. 2020
Major vessel maintenance	Mar. 2020
Lift truck	Dec. 2019
Computer equipment	Oct. 2021

The contracts include an option to buy at certain times during the term or on expiry.

The minimum future payments on operating leases are:

	Within the 1st year	1 to 3 years	3 to 5 years	After 5 Years	Total
Lease payments
At December 31, 2018	$82,836	$154,026	$169,440	$527,583	$933,885

At December 31, 2017	$77,589	$143,067	$158,278	$617,718	$996,652

9	Property, vessels and equipment

Property, vessels and equipment at December 31, 2018 and 2017 are summarized as follows:

	2018
	Net balances at year start	Additions	Disposals		Transfers and others		Depreciation / loss from revaluation	Net balances at year end	Estimated useful lives (years)

Vessels	$1,118,250	$260	$125,019	(c)	$(162,962)	(a) and (e)	$47,856	$782,673	25
Shipyard	318	-	-		-		43	275	40
Major vessel maintenance	12,608	38,142	-		4,064		13,203	41,611	2.5
Buildings and facilities	242,204	5,732	-		604		9,639	238,901	20 y 25
Warehousing equipment	647	-	9		-		383	255	10
Computer equipment	556	459	-		47		481	581	3 y 4
Terminal equipment	6,885	2,252	-		(125)		1,622	7,390	10
Ground transportation equipment	3,751	2,052	1,153		1,940		1,224	5,366	4,5 y 10
Other equipment	7,641	361	-		313		1,236	7,079
	1,392,860	49,258	126,181		(156,119)		75,687	1,084,131
Land	1,184,427	-	45,295	(d)	7,120		-	1,146,252
Construction in progress	46,248	37,025	-		(219)		-	83,054
	$2,623,535	$86,283	$171,476		$(149,218)		$75,687	$2,313,437
	2017
	Net balances at year start	Additions	Disposals	Transfers and others		Depreciation /loss from revaluation		Net balances at year end	Estimated useful lives (years)

Vessels	$8,028,276	$99	$2,113	$(6,424,674)	(a)	$483,338	(b)	$1,118,250	25
Shipyard	363	-	-	-		45		318	40
Major vessel maintenance	4,457	62,172	-	(1,266)		52,755		12,608	2.5
Buildings and facilities	253,396	-	-	-		11,192		242,204	20 and 25
Warehousing equipment	1,242	-	-	-		595		647	10
Computer equipment	794	272	-	-		510		556	3 and 4
Terminal equipment	3,319	425	-	4,118		977		6,885	10
Ground transportation equipment	4,203	508	-	1,247		2,207		3,751	4.5 and 10
Other equipment	9,556	226	-	(67)		2,074		7,641
	8,305,606	63,702	2,113	(6,420,642)		553,693		1,392,860
Land	1,060,661	-	41	148,807		25,000		1,184,427
Construction in progress	198,605	16,520	13,127	(155,750)		-		46,248
	$9,564,872	$80,222	$15,281	$(6,427,585)		$578,693		$2,623,535

All the amounts for depreciation and for loss from revaluation are included as part of the depreciation, amortization and loss from revaluation on the consolidated statements of profit or loss.

The accumulated depreciation on property, vessels and equipment at December 31, 2018 and 2017 is $365,264 and $313,926, respectively. The decrease is basically due to the recognition of the fair value of the vessels; therefore, its accumulated depreciation was cancelled.

(a)
In 2018 is comprised primarily for revaluation surplus by $161,411. In 2017 is comprised primarily for revaluation surplus by $941,957 net of reduction for deconsolidation of TMM DM in a total of $7,445,415.

(b)	In 2017 includes $56,213 loss from revaluation of two vessels.

(c)	On May 7, 2018, was formalized the sale of the chemical tanker Maya to Yangzijiang Express Shipping PTE. LTD, by TMM Parcel Tankers, S.A. de C.V., subsidiary of Grupo TMM.

(d)
The sale agreement of the land located in Santiago Tlaltepoxco in the Municipality of Huehuetoca, State of Mexico, between Comercializadora Columbia, S.A. de C.V. and Inmobiliaria TMM, S.A. de C.V., a subsidiary of Grupo TMM, was entered into on March 27, 2018.

(e)
At 2018 year end, the supply vessel ‘Subsea 88’ suffered a major mishap in one of its areas and for which it stopped operating. As at December 31, 2018, Grupo TMM was making the corresponding insurance claims without a final settlement having been issued on the mishap as of that date. Since the repair of the ship requires a substantial time that affects future cash flows, Management recognized a loss in fair value in the amount of $206,076. As at the issue date of the consolidated financial statements, the final opinion has not been issued by the insurance company.

If the cost model had been used, the revalued carrying amounts for vessels, land and properties at December 31, 2018 and 2017, would be as follows:

	2018	2017
Vessels	$400,098	$452,100
Lands	715,616	715,616
Properties	152,249	156,888
	$1,267,963	$1,324,604

The revalued amounts include a revaluation surplus of $899,863 and $1,220,277 in 2018 and 2017, respectively, before taxes, which is not available for distribution to stockholders.

Fair value measurement
See Note 25 regarding the measuring of fair value for vessels and properties.

Guarantees
At December 31, 2018 and 2017, 4 vessels (5 vessels in 2017) are securing financial debt with ‘Act Maritime, LLC.’ and ‘B.V. Scheepswerf Damen Gorinchem’, as well as the financial lease with ‘FTAI Subsea 88’. Likewise, there are 2 properties in 2018 and 2017 securing various bank loans.

10	Concession rights

The Company holds concessions to operate the cruise and vehicle terminal at the port of Acapulco, Guerrero and the tugboat services at the port of Manzanillo, Colima. Under these concession agreements, the Company is obliged to keep the facilities included in the concession in good condition. At the end of the concessions, these facilities will revert to the federal government.

Therefore, the concession rights and the partial rights assignments provide for rights in favor of the federal government (see Note 28).

At December 31, 2018 and 2017, the Company was in compliance with its obligation to maintain the concessioned facilities in good condition.

The concession rights at December 31, 2018 and 2017 are summarized as follows:

	2018	2017	Years to amortize
Administración Portuaria Integral de Acapulco (a)	$94,607	$94,607	10
Transportación Marítima Mexicana (b)	30,266	30,266	-
	124,873	124,873
Accumulated amortization	(115,414)	(111,629)
Concession rights, net	$9,459	$13,244

The amortization of the concession rights was $3,785 for the years ended December 31, 2018 and 2017.

(a)	Concession expires June 2021.

(b)	Renewal expires January 16, 2023, with the possibility of renewing for another 8 years. In January 2007, the total value of this concession was amortized prior to the renewal.

11	Other non-current assets

Other non-current assets at December 2018 and 2017 are as follows:

	2018	2017

Prepaid expenses	$42,406	$29,535
Security deposits	18,344	7,076
Other equity investments	5,988	5,989
Services & Solutions Optimus, S.A. de C.V. (b)	(1,217)	(1,217)
Almacenes de Jugos Cítricos de México, S.A.P.I. de C.V. (a)	-	-
TMM División Marítima, S.A. de C.V. (c)	-	-
	$65,521	$41,383

(a)
In July 2014, Grupo TMM contributed $40,000 to the capital stock of Almacenes de Jugos Citricos de Mexico, S.A.P.I. de C.V., which represents 21% of the voting shares. Since this entity has not started up operations as at the issue date of the consolidated financial statements, Company Management decided reserve the investment in its entirety.

(b)
On February 24, 2016, Grupo TMM entered into a ‘Project Development Contract’, through its subsidiary Services & Solutions Optimus, S. de R.L. de C. V. (Optimus) with TransCanada and Sierra Oil & Gas, through its subsidiary Caoba Energia, S. de R.L. de C.V. (an unrelated third party, henceforth ‘Caoba’), whereby a petroleum liquid terminal (‘Tuxpan Project’) will be developed.

In accordance with the Project Development Contract, on February 29, 2016, Caoba contributed the capital stock of Optimus in the amount of $4,563, thereby diluting the equity of Grupo TMM to 50%, and granting joint control to the parties to this agreement. The foregoing is classified as a joint venture. In addition, Grupo TMM and Caoba would contribute $6.16 million dollars each one for a total contribution amounting to $12.333 million dollars in the capital stock of Optimus, which should be paid within a period of 3 years as of May 26, 2016.

Caoba would make the payment on capital stock through a payment in kind of costs and expenses related to the Tuxpan Project, and Grupo TMM will capitalize that Optimus has in benefit of the Company, derived from the sale of the land (see Notes 19).

As discussed in Note 29, on February 14, 2019, the Company acquired the remaining 50% of this joint venture (Optimus) from TransCanada and Sierra Oil & Gas. Consequently, effective on such date, Optimus will be a 100% subsidiary of Grupo TMM. The purpose of this acquisition is to continue to develop hydrocarbon and refined oil product storage and transportation infrastructure, such as gasoline, diesel, and turbosine in the Port of Tuxpan, to meet the growing demand thereof.

(c)
As discussed in Note 4, the Company lost control of its subsidiary TMM DM in 2017, retaining 15% equity in its capital and exercising significant influence. Accordingly, this investment has been classified as an investment in associate. As at December 31, 2018 and 2017, the value of this investment is nil, since the stockholders’ equity of TMM DM is negative. Moreover, in accordance with the statutes of TMM DM, the stockholders only assume obligation in connection with their equity up to the amount thereof.

12	Intangible assets

Intangible assets at December 31, 2018 and 2017 are summarized as follows:

	2018
	Net balances at year start	Additions (Disposals)	Transfers and others	Amortization	Net balances at year end	Estimated useful life (years)
Software	$2,362	$-	$-	$1,453	$909	3 and 5
Trademark (a)	125,528	-	-	-	125,528	Indefinite
	$127,890	$-	$-	$1,453	$126,437

	2017
	Net balances at year start	Additions (Disposals)	Transfers and others	Amortization	Net balances at year end	Estimated useful life (years)
Software	$8,114	$-	$(4,079)	$1,673	$2,362	3 and 5
Trademark (a)	125,528	-	-	-	125,528	Indefinite
	$133,642	$-	$(4,079)	$1,673	$127,890

(a)
Corresponds to the rights on the Marmex trademark associated with the specialized maritime division segment, specifically the offshore vessels operation. This trademark is subject to annual impairment testing.

The accumulated amortization of intangible assets at December 31, 2018 and 2017 is $4,236 and $10,822, respectively.

13	Impairment of long-lived assets

At December 31, 2018 and 2017, Grupo TMM had performed annual impairment tests. The recoverable amounts of the cash generating units were determined based on calculations of the value in use and fair value less costs of sale as follows:

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

The recovery value for these assets was determined as the higher between their value in use and their market value, less selling costs. At December 31, 2018 and 2017, no impairment losses were determined for these assets.

Properties
The recoverable value of properties was determined as their fair value less costs of sale, which are considered immaterial in terms of the fair value. The determination of fair value is described in Note 25. At December 31, 2018 and 2017 no impairment losses were determined for these assets.

Corporate assets and other long-lived assets
These assets are not identified with any cash-generating unit, therefore these were evaluated at the Grupo TMM level. The recoverable amount of these assets was determined as their value in use. At December 31, 2018 and 2017, no impairment losses were determined for these assets.

The recoverable amounts for cash-generating units were determined based on calculations of the value in use, covering a detailed three-year projection, followed by an extrapolation of the cash flows expected for the useful lives remaining for the assets using the growth rates determined by Management.

The present value of the cash flows expected for each segment was determined applying an appropriate discount rate.

	2018		2017
	Growth rate	Discount rate	Growth rate	Discount rate
Vessels	2.00%	7.18%	2.00%	7.18%

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

In addition to the considerations described above for determining the value in use of assets and the cash-generating units described above, Management is currently not aware of any other probable change that could require changes in their estimate. However, the estimate for the recoverable amount for the specialized maritime segment is particularly sensitive to the discount rates. If the discount rate used increases 1%, the value in use would decrease up to 6.61% in terms of the value determined, the value that continues to exceed the carrying value of the aforementioned assets.

14	Financial assets and liabilities

Categories of financial assets and liabilities
The financial assets and liabilities at December 31, 2018 and 2017 are summarized as follows:

	2018	2017
Financial assets
Valued at amortized cost
Cash and cash equivalents	$278,842	$422,083
Restricted cash	39,313	39,471
Trade receivables	179,233	182,623
Other accounts receivable	226,508	143,925
Related parties	207,964	217,188
Total current financial assets	$931,860	$1,005,290

Financial liabilities
Valued at amortized cost
Short-term portion of the financial debt	$223,362	$502,361
Trade payables	262,090	169,072
Accounts payable and accrued expenses	346,505	339,426
Related parties	18,379	34,756
Total short-term portion of the financial debt	850,336	1,045,615
Long-term financial debt	392,063	396,257
Total financial liabilities	$1,242,399	$1,441,872

At December 31, 2018 and 2017, the carrying value of the financial assets and liabilities at amortized cost is considered similar to their fair value.

The information for financing at December 31, 2018 and 2017 is summarized as follows:

	2018		2017
	Short-term	Long-term	Short-term	Long-term
Payable in Mexican pesos
Daimler Financial Services México, S. de R.L. de C.V.(a)	$8,191	$18,579	$17,218	$21,246
Recognition of debt and substitution of debtor for $40.9 million at a fixed rate of 12%, with monthly payments of principal and interest and maturing November 2019.

In order to improve the profile of the schedule of payments, a new debt recognition was formalized on October 11, 2018, in the amount of $28 million at a 12.9% fixed rate, with monthly payments on principal and interest, due October 2021.

Banco Autofin México, S.A. Institución de Banca Múltiple	23,342	52,036	19,559	55,930
Five lines of credit with mortgage surety for $45.8, $34.6, $25.5, $21.6, and $8.4 million at a variable rate of the 28- day TIIE plus 450 basis points, with monthly payments of principal and interest, maturing September 2021.

On November 26, 2018, a new line of credit was drawn down in the amount of $20 million at a variable rate at 28-day TIIE, plus 550 base points, due November 2023.

INPIASA, S.A. de C.V. (b)	1,566	2,610	1,566	4,175
Contract for line of credit, the first for $15.7 million at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of principal and interest, and maturing August 2021.

Banco del Bajío, S.A. (b)	1,304	-	1,423	1,304
$8.5 million line of credit at a variable rate of the 28-day TIIE plus 250 points, with monthly payments of principal and interest, and maturing November 2019.

HSBC, S.A. (b)	1,629	2,173	1,629	3,802
$9.77 million line of credit at a variable rate of the 28-day TIIE plus 300 points, with monthly payments of principal and interest, and maturing April 2021.

Banco del Bajío, S.A. Intemza(b)	1,264	842	1,264	2,106
$9.36 million line of credit at a variable rate of the 28-day TIIE plus 250 points, with monthly payments of principal and interest, and maturing August 2020.

	2018		2017
	Short-term	Long-term	Short-term	Long-term

CI Banco S.A. Institución de Banca Múltiple	-	-	15,000	-
$40 million line of credit at a variable rate of the 28-day TIIE plus 150 points, with monthly payments of principal and interest on outstanding balances, and maturing November 2018. Interest payable	6,801	-	2,213	-
	44,097	76,240	59,872	88,563

Payable in US dollars
DVB Bank América, NV (c)	-	-	282,677	-
Two lines of credit with mortgage surety; the first for US$25.0 million (approximately $485.2 million) at an average rate of 7.42% and maturing May 2017. The second, for US$27.5 million, at an average rate of 7.78%, and maturing June 2017.

The restructuring of the payment schedule and outstanding balance amounting to $16 million dollars was formalized in June 2017, with a variable Libor rate at 90 days plus 325 points, with monthly payments on principal and interest on unpaid balances, due June 2018.

On May 17, 2018, the total line was prepaid in the original amount of $25 million dollars.

The Company was awarded an extension of the due date of the second line, which originally amounted to $27.5 million dollars. It was entirely liquidated on September 19, 2018.

ACT Maritime, LLC (c)	15,330	81,452	-	-
A line of credit at 5 years was contracted in September 2018 in the amount of $5.52 million dollars with a variable Libor rate at 90 days plus 750 points, with quarterly payments of principal and interest, due September 2023. The total credit line that it had with DVB Bank America NV was totally liquidated with the proceeds of this line

DEG-Deutsche Investitions – UND (d)	35,382	-	23,682	29,603
US$8.5 million line of credit with pledge surety at 8.01% fixed rate, with semiannual payments of principal and interest on outstanding balances, with a two-year grace period on the principal and maturing July 2014.

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

In order to have a better payment profile, the Company is negotiating with the bank to extend the credit term.

	2018		2017
	Short-term	Long-term	Short-term	Long-term

Other (e)	88,455	-	98,677	-
Unsecured credits were contracted, each one amounting to $3 million dollars at a fixed rate of 11.25%, with semester payments on principal and interest, originally due January 2016.

Both credits were contracted again in January 2017, and $1 million dollars on one of them was paid and both were due in July 2017.

The payment rescheduling and outstanding balance amounting to $5 million dollars were formalized in July 2017, with a fixed rate of 11.25% with monthly payments on interest and principal, due July 2018.

A new rescheduling of payments and unpaid balance amounting to $4.5 million dollars was formalized in July 2018, with an 11.25% fixed rate with monthly interest payments. The principal amounting to $500 thousand dollars was paid in July 2018, and the balance of 4.5 million dollars is due in July 2019.

FTAI Subsea 88, Ltd	14,755	157,986	10,954	171,479
US$10.8 million line of credit through financial leasing, at 15.92% fixed rate with monthly payments of principal and interest on outstanding balances and maturing November 2023.

The Company has been in a negotiation process with the finance entity to improve its debt payment profile since October 2018, due to the incident of the ship financed in November 2018.  (See Note 9)

	153,922	239,438	415,990	201,082

	2018		2017
	Short-term	Long-term	Short-term	Long-term

Payable in euros
B V Scheepswerf Damen Gorinchem	25,343	76,385	26,499	106,612
Opening line of credit amounting to $7.58 million euros (approximating $159.2 million), at a 7.0% fixed rate with semester payments on principal and interest on unpaid balances and due November 2022.
	25,343	76,385	26,499	106,612
	$223,362	$392,063	$502,361	$396,257

(a)	On October 11, 2018 Company concluded a new restructuring process of the payment schedule due in October 2021.

(b)
They correspond to judicial and private agreements signed for the debt recognition with respect to Deposit Certificates secured and backed by Almacenadora de Depósito Moderno, S.A. de C.V. (ADEMSA), related party.

(c)
The total line was prepaid in the original amount of $25 million dollars on May 17, 2018. The Company was awarded an extension of the due date of the second line, which originally amounted to $27.5 million dollars up to September 19, 2018, date on which the line with DVB Bank America, NV was entirely paid. This payment was made with the proceeds of a new line of credit with ACT Maritime, LLC. (Subsidiary of Alterna Capital Partners, LLC.) in the amount of $5.52 million dollars at a 5 year term.

(d)
The Company formally completed the restructuring of the payment schedule and the new due date will be on December 15, 2019. The Company started negotiations with the Bank to extend the due date of the credit and improve its amortization profile.

(e)
On July 19, 2018, both loans were re-contracted, extending the term to July 19, 2019. On the date of authorization of issuance of these consolidated financial statements, the Company is up to date with its obligations.

Covenants
Some of the agreements related to the abovementioned loans contain certain covenants including the observance of certain financial ratios, restrictions on dividend payments, and sales of assets, among others. As at December 31, 2018 and 2017, Grupo TMM and subsidiaries complied with the covenants set forth in those contracts.

The interest expense on the trust certificates and bank loans was $80,580 and $1,039,856 for the periods of twelve months ended December 31, 2018 and 2017, respectively.

The maturity of the long-term financial debt at December 31, 2018 and 2017 is as follows:

Maturity	2018	2017
2019	$-	$115,683
2020	99,363	65,390
2021	95,243	61,711
2022	72,985	48,538
2023	124,472	104,935
	$392,063	$396,257

(a)	There is no financing due subsequent to 2023.

15	Balances and transactions with related parties

The accounts payable and transactions with related parties at December 31, 2018 and 2017 are summarized as follows:

	2018		2017
	Receivable	Payable	Receivable	Payable
Optimus (see Note 11)	$59,098	$-	$59,098	$-
SSA México, S.A. de C.V. (a)	-	18,379	-	34,756
TMM DM (b)	148,866	-	158,090	-
	$207,964	$18,379	$217,188	$34,756

(a)	SSA México, S.A. de C.V., is a company with which Grupo TMM and Administración Portuaria Integral de Acapulco, S.A. de C.V. conduct leasing operations and consulting.

(b)	The balances with TMM DM arise due to the loss of control of the latter and are related to the maritime operations of TMM DM with the Group.

The most relevant transactions with related parties at December 31, 2018, 2017 and 2016 are summarized as follows:

	2018	2017	2016
Income:
Gain on sale of fixed assets (see Note 9)	$-	$-	$54,679
Maritime services provider (c)	187,426	-	-
Leases (a)	66	788	788
	$187,492	$788	$55,467

Expenses:
Other expenses (b)	$366	$415	$346

(a)	Grupo TMM, S.A.B. lease operations with SSA México, S.A. de C.V.

(b)	Management consulting provided by SSA México, S.A. de C.V. to Administración Portuaria Integral de Acapulco, S.A. de C.V.

(c)	Maritime services provider between TMM Direccion Corporativa, S.A. de C.V, subsidiary of Grupo TMM and TMM DM, related party.

Transactions involving executive personnel for the years ended December 31, 2018, 2017 and 2016 include the following expenses:

	2018	2017	2016
Short-term benefits
Salaries	33,790	$31,065	$37,768
Social security costs	462	471	623
	$34,252	$31,536	$38,391

16	Accounts payable and accrued expenses

Accounts payable and accrued expenses at December 31, 2018 and 2017 are shown as follows:

	2018	2017
General expenses	$149,621	$143,409
Purchased services	92,176	91,122
Operating expenses	45,187	42,035
Taxes payable	11,018	1,492
Salaries and wages	1,404	1,678
Other	58,117	62,182
	$357,523	$341,918

17	Stockholders’ equity

Capital stock
At December 31, 2018 and 2017, the Company’s capital stock is comprised of 102,182,841 shares outstanding, registered, without par value, and with voting rights, which may be held by Mexican nationals, investors, or companies that include in their bylaws the exclusion of foreigners clause. Foreigners may acquire shares under the figure of American Depository Shares (‘ADSs’).

The TMM ADSs are traded ‘Over-The-Counter’ (‘OTC’) under the listing code GTMAY. The underlying TMM common shares for the ADSs continue to be traded on the Mexican Stock Exchange under the listing code TMM A.

Net tax profit account (CUFIN)
As at December 31, 2018 and 2017, the restated balance of the Net Taxable Income Account (CUFIN for its acronym in Spanish) of the Holding Company amounts to $3,514,258 and $3,326,220, respectively, which was generated up to December 31, 2013. No new balances have been generated in this account thereafter

Dividends or earnings distributed to stockholders that are paid out of the CUFIN balance generated up to December 31, 2014 will not be subject to income tax until that balance is exhausted. Moreover, those balances paid out of the CUFIN generated beginning fiscal 2014 paid to individuals or foreign residents are subject to a 10% tax, which is final.

Dividends not drawn from the CUFIN, in addition to the above, will continue to be subject to income tax, paid by the entity, based on the general rate set by law, which is definitive and may be credited against the income tax for this and the next two years. The balance in these accounts is susceptible to adjustment to the distribution date using the Mexican Consumers’ Price Index (INPC).

Capital decreases
At December 31, 2018 and 2017, the current balance in the Capital Contribution Account (CUCA for its acronym in Spanish) is $4,590,566 and $4,379,058, respectively. In the event of capital reimbursement or decreases in favor of stockholders, the surplus for said reimbursement on this amount will be treated as a distributed earning.

In the event the equity capital exceeds the balance in the CUCA, the difference will be considered a dividend or distributed earning subject to the payment of income tax. If the earnings in reference come from the CUFIN, there will be no corporate tax due for the capital decrease or reimbursement. Otherwise, these will be treated as dividends or distributed earnings.

Other components of equity
Details of other components of equity at December 31, 2018 and 2017 are shown following:

	Statutory reserve	Defined benefit plan	Premium on convertible obligations	Translation result	Revaluation surplus		Total
Balance at December 31, 2016	$216,948	$(136,441)	$77,106	$(247,668)	$2,353,163		$2,263,108

Revaluation of vessels and properties	-	-	-	-	941,957		941,957
Defined benefit plan	-	319	-	-	-		319
Reclassification from disposal of properties and depreciation	-	-	-	-	(2,073,235)	(a)	(2,073,235)
Total before taxes	-	319	-	-	(1,131,278)		(1,130,959)

Tax expense	-	(96)	-	-	(282,587)		(282,683)
Total net of taxes	-	223	-	-	(1,413,865)		(1,413,642)
Balance at December 31, 2017	$216,948	$(136,218)	$77,106	$(247,668)	$939,298		$849,466

Revaluation of vessels	-	-	-	-	(161,411)		(161,411)
Defined benefit plan	-	15,430	-	-	-		15,430
Reclassification from disposal of properties and depreciation					(40,335)		(40,335)
Total before taxes	-	15,430	-	-	(201,746)		(186,316)

Tax expense	-	(4,629)	-	-	48,423		43,794
Total net of taxes	-	10,801	-	-	(153,323)		(142,522)
Balance at December 31, 2018	$216,948	$(125,417)	$77,106	$(247,668)	$785,975		$706,944

(a)	It corresponds to the reclassification of the revaluation surplus to accumulated losses from the sale of properties and to the depreciation of the period of revaluation of properties and vessels.

18	Revenues

The revenues at December 31, 2018, 2017 and 2016 are summarized as follows:

	2018	2017	2016
Maritime
Parcel tankers	$312,305	$298,631	$327,202
Maritime administration services	187,426	-	-
Bulk Carrier	144,664	40,693	-
Shypyard	138,517	65,429	68,745
Offshore vessels	56,506	826,264	978,282
Tugboats	70,037	270,225	322,136
Tankers	-	450,078	471,220

Ports and terminals
Port services	101,688	67,937	64,230
Shipping agencies	64,283	66,259	52,478

Logistics, warehousing and other businesses
Repair of containers	234,534	183,966	149,098
Warehousing	160,991	149,894	126,070
Intermodal terminal	47,581	40,677	38,585
Automotive services	4,534	4,886	3,219
Others business	-	-	46,219

Total consolidated revenue	$1,523,066	$2,464,939	$2,647,484

The Company’s revenues do not show any particular grouping characteristic, such as by type of customer (government and private), geographic zone, etc. The main grouping is shown based on the type of revenue for each segment. Moreover, as discussed in Note 3.17, all of the Company’s revenues are recognized over time.

19	Other income

Other income (expenses) at December 31, 2018, 2017 and 2016 is summarized as follows:

	2018	2017	2016
Gain (loss) from the sale of subsidiaries (a)	$111,484	$(273,032)	$-
Recoveries of taxes paid in prior years, net of expenses for recovery	(3,919)	43,884	-
Cancellation of projects	(5,604)	(13,127)	(6,240)
Other, net	664	1,554	2,576
Gain from loss of control of subsidiary TMMDM (see Note 4)	-	3,458,467	-
Income from sale of fixed assets (b) (Note 11)	-	-	56,534
	$102,625	$3,217,746	$52,870

(a)	In 2018 and 2017, corresponds to the income from the sale of subsidiaries (see Note 4).

(b)	It includes the sale of a land to Optimus on June 20, 2016 (see Note 11).

20	Interest expense and other financial costs

This line at December 31, 2018, 2017 and 2016 is comprised as follows:

	2018	2017	2016
Interest on other loans	$80,580	$97,590	$98,630
Amortization of transaction cost associated with other loans	2,164	4,137	6,011
Other financial expenses	2,146	3,802	3,645
Interest on trust certificates	-	942,266	684,829
Transaction cost of mandatorily convertible debentures into shares	-	87,482	-
Amortization of trust certificate transaction cost	-	75,209	76,152
	$84,890	$1,210,486	$869,267

21	Income tax and tax loss carryforwards

Income Tax
Results for the year
Grupo TMM and Subsidiaries incurred combined tax profits (losses) for the years ended December 2018 and 2017, in the amounts of $157,448 and $(432,139), respectively. Most of the companies that generated taxable income fully offset them against tax losses from prior years. Income tax recognized in profit or loss corresponds to subsidiaries that generated taxable income of $15,997 and $10,000, respectively.

The difference between taxable and book income is due primarily to the net effect of the gain or loss on inflation recognized for tax purposes, the difference between tax and book amortization and depreciation, non-deductible expenses, gain from loss of control of subsidiary, as well as certain temporary differences reported in different periods for financial and tax purposes.

In accordance with the currently enacted Income Tax Law, the rate for 2016, 2017, 2018, and subsequent years is 30%.

The provision for income tax recognized in the statement of profit or loss for the years ended December 31, 2018, 2017 and 2016 is shown following:

	2018	2017	2016
Income tax	$(4,799)	$(3,000)	$(3,433)
Deferred income tax	-	(513,732)	272,048
Total income tax (expense) benefit	$(4,799)	$(516,732)	$268,615

The reconciliation between the provision for income tax based on the statutory income tax rate and the provision recorded by the Company at December 31, 2018, 2017 and 2016 is as follows:

	2018	2017	2016
Profit (loss) before taxes	$28,348	$1,846,311	$(775,179)
Income tax	(8,504)	(553,893)	232,554
(Decrease) increase from:
Difference in depreciation and amortization	(56,356)	503,479	48,701
Revaluation surplus	(48,424)	265,723	132,019
Income recognized in advance	(62)	(1,678)	(8,261)
Materials and supplies	(19,888)	5,503	(15,673)
Inflationary and currency exchange effects on monetary assets and liabilities, net	(26,686)	(203,983)	(102,928)
Tax losses – net	206,485	(1,255,433)	116,906
Provisions and allowance for doubtful accounts	(44,609)	(183,963)	(63,803)
Difference between the tax and book value for the sale of assets	(15,551)	(435)	(60,277)
Difference between the tax and book value for the sale of shares	20,800	956,613	20,136
Non-deductible expenses	(12,004)	(48,665)	(30,759)
Provision for income tax	$(4,799)	$(516,732)	$268,615

The components of deferred tax liability at December 31, 2018 and 2017 are comprised as follows:

	2018	2017
Concession rights and property, vessels and equipment	$(580,703)	$(619,651)
Portion of tax loss carryforwards for subsequent years	308,380	279,334
Inventories and provisions – net	45,520	65,091
Total deferred tax liability	$(226,803)	$(275,226)

Tax loss carryforwards
At December 31, 2018, Grupo TMM and its subsidiaries, report the following cumulative tax losses, which are restated applying the INPC factors according to Mexican law.

Year in which the loss was incurrred	Amounts	Year of expiration

2009	$87,963	2019
2010	149,754	2020
2011	86,080	2021
2012	184,313	2022
2013	227,106	2023
2014	148,867	2024
2015	64,961	2025
2016	362,084	2026
2017	72,102	2027
2018	183,172	2028
	$1,566,402

22	Segment reporting

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

There are no changes in the measuring methods used to calculate the earnings reported for each segment. The information for each operating segment is as follow:

December 31, 2018	Specialized maritime division	Logistics division	Ports and terminal division	Warehousing division		Other businesses and shared accounts		Total consolidated

Revenue	$909,455	$286,649	$165,971		$160,991		$-	$1,523,066

Costs and expenses	(727,535)	(248,364)	(106,993)		(165,388)		(473)	(1,248,753)

Corporate expenses	-	-	-		-		(198,404)	(198,404)

Depreciation and amortization	(59,451)	(2,772)	(9,616)		(1,305)		(7,133)	(80,277)
Trasnportation profit (loss)	$122,469	$35,513	$49,362	$	(5,702)		$(206,010)	$(4,368)
Costs, expenses and revenue not allocated								27,917
Net profit for the year								$23,549

Total assets by operating segment	$2,641,105	$55,586	$1,766,631		$238,740		$-	$4,702,062
Shared assets	-	-	-		-		(920,978)	(920,978)
Total assets	$2,641,105	$55,586	$1,766,631		$238,740	$	(920,978)	$3,781,084

Total liabilities by operating segment	$887,042	$19,055	$255,460		$66,515		$-	$1,228,072
Shared liabilities	-	-	-		-		428,754	428,754
Total liabilities	$887,042	$19,055	$255,460		$66,515		$428,754	$1,656,826

Total capital expenditures by segment	$42,745	$592	$13,176		$582		$-	$57,095
Shared capital expenditures	-	-	-		-		29,188	29,188
Total capital expenditures	$42,745	$592	$13,176		$582		$29,188	$86,283

December 31, 2017	Specialized maritime division	Logistics division	Ports and terminal division	Warehousing division	Other businesses and shared accounts	Total consolidated

Revenue	$1,951,320	$229,529	$134,196	$149,894	$-	$2,464,939
Costs and expenses	(1,386,282)	(193,826)	(112,771)	(180,356)	(1,123)	(1,874,358)
Corporate expenses	-	-	-	-	(205,622)	(205,622)
Depreciation and amortization	(541,030)	(1,660)	(11,143)	(1,205)	(7,877)	(562,915)
Trasnportation profit (loss)	$24,008	$34,043	$10,282	(31,667)	$(214,622)	$(177,956)
Costs, expenses and revenue not allocated						1,507,535
Net profit for the year						$1,329,579

Total assets by operating segment	$5,617,173	$38,833	$1,904,928	$153,196	$-	$7,714,130
Shared assets				-	(3,589,918)	(3,589,918)
Total assets	$5,617,173	$38,833	$1,904,928	$153,196	$(3,589,918)	$4,124,212

Total liabilities by operating segment	$849,416	$19,425	$256,121	$56,296	$-	$1,181,258
Shared liabilities	-	-	-	-	713,892	713,892
Total liabilities	$849,416	$19,425	$256,121	$56,296	$713,892	$1,895,150

Total capital expenditures by segment	$64,054	$-	$9,034	$42	$-	$73,130
Shared capital expenditures	-	-	-	-	7,092	7,092
Total capital expenditures	$64,054	$-	$9.034	$42	$7,092	$80,222
December 31, 2016	Specialized maritime division	Logistics division	Ports and terminal division	Warehousing division	Other businesses and shared accounts	Total Consolidated

Revenue	$2,167,585	$190,902	$116,708	$126,070	$46,219	$2,647,484
Costs and expenses	(1,385,458)	(158,403)	(100,109)	(169,737)	(46,460)	(1,860,167)
Corporate expenses	-	-	-	-	(194,215)	(194,215)
Depreciation and amortization	(534,525)	(1,908)	(10,489)	(947)	(7,375)	(555,244)
Transportation profit (loss)	$247,602	$30,591	$6,110	$(44,614)	$(201,831)	$37,858
Costs, expenses and revenue not allocated						(544,422)
Net loss for the year						$(506,564)

Total assets by operating segment	$12,830,358	$25,929	$1,739,936	$148,828	$-	$14,745,051
Shared assets	-	-	-	-	(2,821,750)	(2,821,750)
Total assets	$12,830,358	$25,929	$1,739,936	$148,828	$(2,821,750)	$11,923,301

Total liabilities by operating segment	$11,107,505	$23,874	$276,772	$47,681	$-	$11,455,832
Shared liabilities	-	-	-	-	(496,521)	(496,521)
Total liabilities	$11,107,505	$23,874	$276,772	$47,681	$(496,521)	$10,959,311

Total capital expenditures by segment	$160,691	$-	$1,087	$139	$-	$161,917
Shared capital expenditures	-	-	-	-	155	155
Total capital expenditures	$160,691	$-	$1,087	$139	$155	$162,072

23	Employee benefits

Expense for employee benefits
The expenses recognized for employee benefits are:

	2018	2017	2016
Salaries, benefits and inherent	$347,403	$550,491	$654,677
Pensions – defined benefit plans	21,211	21,284	(14,764)
	$368,614	$571,775	$639,913

The liabilities recognized for pensions and other employee remunerations in the consolidated statement of financial position are comprised as follows:

	2018	2017
Long-term:
Pensions and seniority premium	$151,002	$150,873
Termination of employment	25,604	24,687
	$176,606	$175,560

The liabilities for employee benefits, short term, are included in the line ‘Accounts payable and accrued liabilities’ in the consolidated statements of financial position, which at December 31, 2018 and 2017 are $1,404 and $1,678, respectively.

Remunerations on the termination of employment
The seniority premiums and the retirement plan (‘pensions’) obligations are based on actuarial calculations using the projected unit credit method. Pension benefits are based mainly on years of service, age, and salary level upon retirement.

The amounts charged to operations include the amortization of the cost of past services over the average time of service remaining. The Company continues with its policy of recognizing actuarial losses and gains for seniority premiums and pensions in the consolidated statement of operations, the actuarial (loss) gain net of taxes for 2018 and 2017 was $10,801 and $223, respectively.

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

The details of the net cost for the period for seniority premiums and termination of employment, and also the basic actuarial estimates for the calculation of these labor obligations is shown as follows:

	2018		2017
	Pensions and seniority premiums	Termination of employment	Pensions and seniority premiums	Termination of employment
Current service cost	$4,114	$1,858	$5,460	$1,868
Interest cost	12,994	2,245	12,015	1,941
Net cost for the period	$17,108	$4,103	$17,475	$3,809

At December 31, 2018 and 2017, the reserve for pensions and seniority premiums, and also for the termination of employment, is comprised as follows:

	2018		2017
	Pensions and seniority premiums	Termination of employment	Pensions and seniority premiums	Termination of employment
Defined benefit obligations	$154,128	$25,604	$153,572	$24,687
Plan assets	(3,126)	-	(2,699)	-
Total reserve	$151,002	$25,604	$150,873	$24,687

At December 31, 2018 and 2017, the defined benefit obligations (DBO) for pensions and seniority premiums, and also for the reserve for termination of employment, are comprised as follows:

	2018		2017
	Pensions and seniority premiums	Termination of employment	Pensions and seniority premiums	Termination of employment
DBO at period start	$153,572	$24,687	$144,049	$21,809
Current service cost	4,114	1,858	5,460	1,868
Interest cost	12,994	2,245	12,015	1,941
Benefits paid	(165)	(214)	(296)	-
Benefits paid from plan assets	(8,840)	-	(9,272)	-
Miscellaneous	300	(18)	908	-
Actuarial losses and gains	(7,847)	(2,954)	708	(931)
DBO at period end	$154,128	$25,604	$153,572	$24,687

The plan assets at December 31, 2018 and 2017 are comprised as follows:

	2018	2017
Value of the fund at year start	$2,699	$1,651
Expected return on assets	202	908
Plan contributions	8,840	9,272
Benefits paid	(8,840)	(9,272)
Interests of plan assets	225	140
Value of the fund at year end	$3,126	$2,699

The changes in the pension plan, seniority premium, and termination of employment plan at December 31, 2018 and 2017 are as follows:

	2018	2017
Reserve for obligations at the beginning of the period	$175,560	$164,207
Cost of the period	21,211	21,284
Interest income	(225)	(140)
Contributions to the plan	(8,840)	-
Benefits paid against the reservation	(379)	(9,272)
Miscellaneous	80	(296)
Actuarial losses	(10,801)	(223)
Reserve for obligations at the end of the period	$176,606	$175,560

The significant actuarial assumptions used for the valuation are:

	2018	2017
Discount rate	9.25%	9.25%
Salary increase rate	4.00%	4.00%
Inflation rate	3.50%	3.50%
Average working life expectancy	19.30	19.80

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

At December 31, 2018 and 2017, approximately 17% of the Company’s employees work under collective bargaining agreements that are subject to annual salary reviews and biannually for other compensations. At December 31, 2018 and 2017, Grupo TMM has 1,676 and 1,494 employees, respectively.

The significant actuarial assumptions to determine the defined benefits obligation are the discount rate, the salary increase rate, and the average life expectancy. The calculation of the defined benefits obligation is sensitive to these assumptions.

The following table summarizes the effects of changes to these actuarial assumptions on the defined benefits obligations at December 31, 2018:

	1.0% increase	1.0% decrease
Discount rate
(Decrease) increase in the defined benefits obligation	$(5,945)	$6,325

	1.0% increase	1.0% decrease
Salary increase rate
Increase (decrease) in the defined benefits obligation	$4,466	$(4,227)

	One year Increase	One year Decrease
Average life expectancies
Increase (decrease) in the defined benefits obligation	$5,134	$(5,292)

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

24	Profit (loss) per share

At December 31, 2018, 2017 and 2016 number of shares outstanding during the year. There are no potentially dilutive instruments outstanding, therefore basic and diluted profit (loss) per share are the same.

25	Fair value measurement

Fair value measures for non-financial assets
The non-financial assets and liabilities measured at fair value in the statement of financial position are grouped into three levels of fair value hierarchy. The three levels are defined based on the observability of relevant data for the measuring, as follows:

•	Level 1: quoted prices (without adjustment) in active markets for identical assets and liabilities;
•	Level 2: data other than the quoted prices included in Level 1 that are observable for the asset and liability, either directly or indirectly;
•	Level 3: non-observable data for the asset or liability.

At December 31, 2018 and 2017 non-financial assets measured at fair value are classified in Level 3 of this hierarchy, as described below:

	2018	2017
Level 3
Vessels	$782,673	$1,118,250
Buildings and facilities	238,901	242,204
Land	1,146,252	1,184,427
	$2,167,826	$2,544,881

As of December 31, 2018 and 2017, the revalued amounts for all the vessels were determined using the revenue technique.

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

The information used for the measurement of fair value at December 31, 2018 was:

	Tugboats	Offshore vessels	Parcel Tankers
Daily rate or fee	5,897 usd	4,903 usd	12,591 usd
Average percentage of utilization	96%	62%	94%
Discount rate	7.65%	7.18%	7.18%

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

At December 31, 2018 and 2017, the reconciliation between the carrying amounts of non-financial assets classified within Level 3 is as follows:

	Vessels	Buildings and Facilities
Balance at January 1, 2018	$1,118,250	$1,426,631
Amount recognized in other comprehensive income:
Revaluation surplus of vessels	(161,411)	-
Amount recognized in statements of operations:
Loss on revaluation of vessels	-	-
	(161,411)	-
Additions and disposals, net	(174,166)	(41,478)
Balance at December 31, 2018	$782,673	$1,385,153

Balance at January 1, 2017	$8,028,276	$1,314,057
Amount recognized in other comprehensive income:
Revaluation surplus of vessels	941,957	-
Amount recognized in statements of operations:
Loss on revaluation of vessels	(56,213)	-
	885,744	-
Additions and disposals, net	(7,795,770)	112,574
Balance at December 31, 2017	$1,118,250	$1,426,631

At December 31, 2018 and 2017, there were no effects from unrealized gains from fair value measurements.

26	Financial instruments risk

The Group is exposed to various risks in relation to financial instruments. The Group’s financial assets and liabilities by category are summarized in Note 14. The main types of risks are market risk, credit risk and liquidity risk.

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

Grupo TMM also faces transactional currency exposure. This exposure derives from sales and acquisitions made in currencies other than Mexican pesos, Grupo TMM’s functional currency. At December 31, 2018 and 2017, approximately 45% and 75%, respectively of Grupo TMM’s sales are denominated in US dollars, while approximately 25% the costs and expenses for both years are denominated in US dollars.

At December 31, 2018 and 2017, the Company held monetary assets and liabilities denominated in foreign currencies other than the Mexican peso, translated at the corresponding interbank exchange rate as related to the Mexican peso, as follows:

	2018		2017
	US $	Other currencies	US $	Other currencies
Assets	$484,443	$1,108	$548,919	$1,120
Liabilities	(637,953)	(103,096)	(828,367)	(134,547)
	$(153,510)	$(101,988)	$(279,448)	$(133,427)

At December 31, 2018 and 2017, the exchange rate was Ps 19.6566 and Ps 19.7354 per US dollar, respectively.

At April 29, 2018, release date of the consolidated financial statements, the net position in US dollars, unaudited, was similar to that at December 31, 2018, and the exchange rate was $19.0942 (per dollar).

Sensitivity analysis
The following table shows for the years ended December 31, 2018 and 2017, the sensitivity in operations associated with to the financial assets and liabilities of Grupo TMM and the exchange rate; US dollar (USD)/peso “considering that the rest of the conditions remain unchanged”. Assuming a variance of +/- 0.04% for 2018 and 4.73% for 2017 in the peso/USD exchange rate. This percentage was determined based on the volatility of the average exchange rate market over the past 12 months. The sensitivity analysis is based on financial instruments in foreign currency held by Grupo TMM on the reporting date.

If the peso had strengthened or weakened against the USD by 0.04% for 2018 and 4.73% for 2017, this would have had the following impact on the monetary position:

	2018		2017
	0.04% Increase in the exchange rate	0.04% decrease in the exchange rate	4.73% Increase in the exchange rate	4.73% decrease in the exchange rate
Assets in US dollars	$155	$(155)	$25,989	$(25,989)
Assets in other currencies	(204)	204	53	(53)
Liabilities in US dollars	(33)	33	(39,219)	39,219
Liabilities in other currencies	-	-	(6,370)	6,370
	$(82)	82	$(19,547)	$19,547

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

Grupo TMM’s policy is to obtain fixed rated instruments on its loans and, when a loan has a variable interest rate, the Company’s policy is to obtain all needed derivative financial instruments in order to fix this rate. At December 31, 2018, the Company had $288.0 and $327.4 million pesos of debt contracted on fixed and variable rates, respectively. At December 31, 2017, the debt contracted on fixed and variable rates was $319.6 and $578.3 million pesos, respectively.

Sensitivity analysis
The following table illustrates the sensitivity in operations at December 31, 2018 and 2017 to a reasonably possible change in the interest rates of +/- 1%. These changes are considered to be reasonably possible based on the current market conditions. The calculations are based on a variance in the average market interest rate for each period and the financial instruments on the reporting date that are sensitive to variances in the interest rates. The rest of the variables remain constant.

	2018		2017
	+1% Variance	-1% Variance	+1% Variance	-1% Variance
Profit or loss for the year	$(1,439)	$1,439	$(2,048)	$2,048

The impact shown in the above sensitivity is considered the same both in the results of operations and in stockholders’ equity.

Concentration of risk
For the year ended December 31, 2018, the Company obtained revenues from TMM DM (related party), Grupo Celanese and Helmsley Management, which represented 17%, 10% and 9%, respectively. None of the remaining customers represent more than 4% of its total revenues. For the year ended December 31, 2017, the Company obtained revenues from Pemex Exploracion y Produccion, P.M.I Trading Limited and Fieldwood Energy E&P Mexico, which represented 16%, 13%, and 13%, respectively. None of the remaining customers represents more than 5% of the total revenues.

The Company permanently monitors the industry development in which its major clients operate, including significant key indicators such as oil prices, to consider it in the process of recognition and measurement of assets and liabilities in the consolidated financial statements.

Credit risk
Credit risk is managed on a group basis, based on the credit risk management policies and procedures of the Group.

Credit risk with respect to cash balances maintained in banks and sight deposits is managed through diversification of bank deposits that are only made with high credited financial institutions. For other receivables, other than trade accounts receivable and contractual assets, the balances are considered immaterial and whose risk of default is null.

The Group continuously monitors the creditworthiness of customers, based on its experience and customer profiles defined by Management. The Group’s policy is to deal only with creditworthy counterparties. Credit terms range between 30 and 90 days. Credit terms negotiated with customers are subject to an internal approval process that considers the experience and profile of the customer. Current credit risk is managed by a periodic review of the accounts receivable aging analysis, together with credit limits per customer.

Trade accounts receivable consist of a large number of customers in various industries and geographical areas.

Guarantees (collateral)
The Group does not maintain any guarantee on its trade accounts receivable. In addition, the Company does not have guarantees related to other financing (i.e., other receivables, cash and cash equivalents held in banks).

Trade accounts receivable
The Group applies the IFRS 9 simplified model of recognizing lifetime expected credit losses for all trade receivables as these items do not have a significant financing component.

In measuring the expected credit losses, the trade receivables have been assessed on a collective basis as they possess shared credit risk characteristics. They have been grouped based on the days past due and also according to the geographical location of customers.

Expected credit loss rates are based on the sales payment profile over the last 48 months prior to December 2018 and January 1, 2018, respectively, as well as the corresponding historical credit losses during that period. Historical rates are adjusted to reflect current and future macroeconomic factors that affect the customer’s ability to liquidate the unpaid balance.

Trade receivables are written off (ie. derecognized) when there is no reasonable expectation of recovery. Failure to make payments within 180 days from the invoice date and failure to engage with the Group on alternative payment arrangement amongst other is considered indicators of no reasonable expectation of recovery. However, industry and client’s practices could generate balances with more than 180 days of aging, for which conclusion is that those balances will be collected.

Pursuant to the foregoing, the expected credit loss for trade accounts receivable as at December 31, 2018 and January 1, 2018 was determined as follows:

	Trade accounts receivable days in arrears
	Current	More than 30 days	More than 60 days	More than 90 days	Total
As at December 31, 2018
Expected credit loss rate	0.0%	0.0%	5.0%	28.6%	-
Gross carrying value	$143,566	$15,935	$12,905	$75,777	$248,183
Expected credit losses during the lifetime	-	-	645	21,658	22,303

As at December 31, 2017
Expected credit loss rate	0.0%	0.0%	10.3%	90.3%	-
Gross carrying value	$192,971	$23,146	$3,569	$30,951	$250,637
Expected credit losses during the lifetime	-	-	368	27,942	28,310

Liquidity risk
The goal of Grupo TMM is to maintain a balance between the continuity of loans and flexibility through the use of bank loans and securitizations. At December 31, 2018 and 2017, only 36% and 56%, respectively, of Grupo TMM’s financial liabilities are due within the next 12 months.

At December 31, 2018 and 2017, the financial liabilities of Grupo TMM have contractual maturities (including interest payments as applicable) are summarized as follows:

	Current		Non-Current
	In 6 months	6 to 12 months	1 to 4 years	More than 4 Years
At December 31, 2018
Trade payables	$-	$240,090	$-	$-
Accounts payable and accrued expenses	-	357,523	-	-
Financial debt	83,185	140,177	392,063	-
	$83,185	$737,790	$392,063	$-

At December 31, 2017
Trade payables	$-	$169,072	$-	$-
Accounts payable and accrued expenses	-	366,918	-	-
Financial debt	333,814	168,547	396,257	-
	$333,814	$704,537	$396,257	$-

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

At December 31, 2018 and 2017, the capital management is summarized as follows:

	2018	2017
Stockholders’ equity	$2,124,258	$2,229,062

Total financial debt	615,425	898,618
Cash and cash equivalents	(318,155)	(461,554)
General financing	$297,270	$437,064

Ratio of total debt to stockholders’ equity	0.14	0.20

28	Commitments and contingencies

Commitments
a)	Concession fees
Pursuant to the concessions under the port and tugboat services are operated, the Company is required to make fixed and variable monthly payments. These payments totaled $18,924 and $17,589 in 2018 and 2017, respectively.

Contingencies
a)	RPS Claim
On August 7, 2007, Transportación Marítima Mexicana, S.A. de C.V. (‘TMM’) filed a claim for arbitration against Refined Product Services (“RPS”) for US$50 thousand (approximately $982.83), for various expenses incurred by TMM due to the delay of the re-delivery of the tanker vessel Palenque.

On October 19, 2007, RPS filed a countersuit for US$3.0 million (approximately $58,970), for alleged faults and lack of maintenance involving the tanker vessel Palenque, and also consequential damages for having lost a contract while the vessel was being repaired. The consolidated financial statements did not present any significant claims for payments of loss (RPS) during 2018 and up to the authorization date hereof.

TMM’s position against this countersuit is strong, as there are sufficient elements and arguments for defense, also the amount claimed by RPS would appear to be excessive and for non-supported issues.

b)	Mutual loans between WWS and TMM
In December 2007, TMM and Worldwide Services, Ltd. (“WWS”) filed mutual claims; TMM for $393.731 thousand dollars (approximately $7,739), claiming fuel and low return on the performance of the tanker ship Veracruz A, and WWS in the amount of $938 thousand dollars (approximately $18,438), primarily claiming a presumed over-performance of the same ship.

As at the date of the authorization of the consolidated financial statements, total claims against TMM amount $2.4 million dollars. However, those claims are considered weak.

TMM filed an appeal to have the case dismissed, claiming that the Court has no jurisdiction since the arbitration proceedings were started with the name of the incorrect plaintiff, a partial ruling was handed down in which the case was not dismissed in January 2017. The final ruling will be handed down in the forthcoming months of the authorization of the consolidated financial statements.

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

At December 31, 2018 and 2017, the Company held a reserve of $2,461, to settle the ADEMSA obligations, and also in these years, payments were made to financial institutions for $2,893 and $3,993, respectively. As of December 31, 2018 and 2017, the reserve is included in ‘Accounts payable and accrued expenses’.

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

On April 10, 2018, was published the thick of the sentence issued by the First Chamber of the Supreme Court of Justice of the Nation, so that there is no means of defense whatsoever against the decision of the Supreme Court. The matter has been definitely concluded. This did not implicate any effect for the Company.

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

On January 30, 2018, TMM was notified of the decision whereby the matter was forwarded to the Full Federal Tax Court of Administrative Justice sitting in Mexico City, no ruling has been handed down thereon as at the issue date of the consolidated financial statements.

f)	Claim of Grupo TMM against SSA Mexico, S.A. de C.V. (‘SSA’)
On August 12, 2016, Grupo TMM filed arbitration proceedings against SSA, whereby it claims a compensation in its benefit in the amount of $119,673 for the improper use of tax losses by SSA.

On April 12, 2018, the conclusions of the parties were filed, declaring on June 20, 2018 the final sentence absolving SSA of the claim and condemning it only to the payment of the amount US$335,150, for arbitration expenses plus US$29,580 for concepts of arbitral hearing, which were covered to GTMM by SSA.

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

The Company has significant transactions and relations with related parties, for which the Company holds documentation that confirms the terms of these transactions were conducted in 2016 similarly to transactions between unrelated parties. The Company and its subsidiaries are in the process of completing this study for 2018.

j)	Other legislation
Grupo TMM and Subsidiaries are subject to the laws and ordinances of other countries, as well as international regulations governing maritime transportation and the observance of safety and environmental regulations.

29	Events subsequent to the reporting date

On February 14, 2019, Grupo TMM acquired the remaining 50% of the capital stock of Optimus, whereby beginning that date, it is a 100% subsidiary of the Company. The purpose of this acquisition is to continue to develop hydrocarbon and refined oil product storage and transportation infrastructure, such as gasoline, diesel, and turbosine in the Port of Tuxpan, to meet the growing demand thereof.

30	Authorization of the consolidated financial statements

The consolidated financial statements of the Company were authorized by Carlos Pedro Aguilar Mendez on April 29, 2018, in his capacity as Director of Administration and Finance, as well as by the Board of Directors and the General Stockholders’ Meeting, on the same date.