Form 20-F
period 2019-12-31
GRUPO TMM SAB
filed 2020-06-30
CIK 1163560

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Carlos Pedro Aguilar Mendez
(5255) 5629 8866
carlos.aguilarm@tmm.com.mx
Avenida de la Cúspide, No. 4755
Colonia Parques del Pedregal,
14010 México City, México
 (Name, Telephone, E-mail and/or Facisimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	N/A	N/A

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

☑Yes           No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer ☐	Accelerated filer☐	Non-accelerated filer ☑
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

Yes  ☐  No ☐

EXPLANATORY NOTE

As previously reported by Grupo TMM, S.A.B. in its Current Report on Form 6-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 28, 2020, and reiterated in its Notification of Late Filing on Form 12b-25 filed with the SEC on June 15, 2020, the filing of this Annual Report on Form 20-F for the period ended December 31, 2019 has been delayed due to circumstances related to the novel coronavirus disease 2019 (“COVID-19”).

In response to the COVID-19 pandemic, the Mexican government declared a health emergency and event of force majeure, and implemented various measures to control the spread of COVID-19.  In particular, on March 31, 2020, Mexico’s Ministry of Health and Sanitation imposed various enhanced safety measures, including the immediate suspension of all non-essential activities until at least April 30, 2020.  On April 21, 2020, the suspension was extended through May 30, 2020. Beginning June 1, 2020, the Mexican government instituted a national “traffic light” system to regulate the phasing in of non-essential activities in states and municipalities. Under this system, all non-essential activities remained suspended in Mexico City, where the Company is headquartered, as of Tuesday, June 23, 2020.

As a result of the enhanced safety measures described above, the Company’s employees have had limited access to the Company’s facilities, which has delayed the Company’s ability to complete this Annual Report.  Further, such measures have prevented the Company from holding the Annual General Shareholders’ Meeting at which the Company’s annual financial statements are to be approved and the Board of Directors elected and ratified. Accordingly, the financial information included in this Annual Report has not been approved by the Company’s shareholders at an Annual General Shareholders’ Meeting.  As of the date of this Annual Report, the Annual General Shareholders’ Meeting at which the Company’s annual financial statements are to be approved is scheduled to take place on June 30, 2020.

In filing this Annual Report on the date hereof, the Company is relying on the SEC’s order under Section 36 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) granting exemptions from specified provisions of the Exchange Act and certain rules thereunder (SEC Release No. 34-88318) dated March 4, 2020, as amended, on March 25, 2020 (SEC Release No. 34-88465), as well as the extension to the prescribed due date provided by the Company’s filing of Form 12b-25 in accordance with Exchange Act Rule 12b-25.

i

EX-2.5:	DESCRIPTION OF SECURITIES R EGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT
EX-8.1:	LIST OF SUBSIDIARIES
EX-12.1:	CERTIFICATION
EX-12.2:	CERTIFICATION
EX-13.1:	CERTIFICATION
EX-13.2:	CERTIFICATION

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

The financial information included in this Annual Report has not been approved by the Company’s shareholders at an Annual General Shareholders’ Meeting.  The Annual General Shareholders’ Meeting at which the Company’s annual financial statements are to be approved is scheduled to take place on June 30, 2020.

Forward-Looking Information

This Annual Report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. Such forward-looking statements are based on the beliefs of the Company’s management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty.

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

•	Mexican, U.S. and global economic, political and social conditions;

•	conditions affecting the international shipping and transportation markets or the oil and gas industry;

•	uncertainties resulting from the outbreak of COVID-19;

•	conditions resulting from future pandemics, epidemics or other outbreaks of infectious diseases and governmental responses thereto;

•	our ability to reduce corporate overhead costs;

•	the availability of capital to fund our expansion plans;

•	our ability to utilize a portion of our current and future tax loss carryforwards (“Net Operating Losses” or “NOLs”);

•	changes in fuel prices;

Grupo TMM, S.A.B. and Subsidiaries

•	changes in legal or regulatory requirements in Mexico or the United States;

•	market and interest rate fluctuations;

•	competition in geographic and business areas in which we conduct our operations;

•	the adverse resolution of litigation and other contingencies;

•	the ability of management to manage growth and successfully compete in new businesses;

•	the ability of the Company to diversify its customer base; and

•	the ability of the Company to repay, restructure or refinance its indebtedness.

Readers are urged to read this entire Annual Report including, but not limited to, the section entitled “Risk Factors,” and carefully consider the risks, uncertainties and other factors that affect our business. The information contained in this Annual Report is subject to change without notice. Readers should review future reports filed by us with the SEC and the Bolsa Mexicana de Valores (the “Mexican Stock Exchange”). We undertake no obligation to publicly update or revise any forward-looking statements included in this Annual Report, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulation.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Selected Financial Data

The following table sets forth our selected financial data. The financial information presented for the fiscal years ended December 31, 2019, 2018, 2017, 2016 and 2015 was derived from our Audited Consolidated Financial Statements, of which the financial statements for each of the years ended December 31, 2019, 2018, and 2017 are contained elsewhere herein. The Audited Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB.

The following data presents selected consolidated financial information of the Company and should be read in conjunction with, and is qualified in its entirety by reference to, the Audited Consolidated Financial Statements of the Company, including the Notes thereto, also included in this Form 20-F, and to Item 5. “Operating and Financial Review and Prospects.”

GRUPO TMM, S.A.B. AND SUBSIDIARIES

SELECTED CONSOLIDATED FINANCIAL DATA UNDER IFRS
(in millions of Pesos, except per share data)

	Year Ended December 31,
	2019	2018	2017	2016	2015
CONSOLIDATED STATEMENT OF INCOME DATA(a):
Transportation revenues	$1,475.7	$1,523.1	$2,464.9	$2,647.5	$3,261.9
(Loss) Income on Transportation(b)	(21.1)	(4.3)	(177.9)	37.9	274.2
Other Income — Net(c)	233.9	102.6	3,217.7	52.8	187.0
Operating Income(d)	212.8	98.3	3,039.8	90.7	461.2
Interest Income	5.1	9.1	24.8	24.7	21.4
Interest Expense	146.9	84.9	1,210.5	869.3	800.2
Exchange (Loss) Gain	24.9	5.8	(7.8)	(21.3)	15.7
Income (Loss) before Taxes	95.9	28.3	1,846.3	(775.2)	(301.9)
(Provision) Benefit for Income Taxes	(64.6)	(4.8)	(516.7)	268.6	(698.5)
Income (Loss) from continuing operations	31.3	23.5	1,329.6	(506.6)	(1,000.4)
Loss from discontinued operations	-	-	-	-	(18.5)
Net Income (Loss)	31.3	23.5	1,329.6	(506.6)	(1,018.9)
Attributable to Non-controlling interest	(0.8)	4.5	2.0	1.4	(2.3)
Attributable to stockholders of Grupo TMM, S.A.B.	32.1	19.0	1,327.6	(508.0)	(1,016.6)
Income (Loss) per Share from continuing operations(e)	0.306	0.230	13.012	(4.957)	(9.790)
Loss per Share from discontinued operations(e)	-	-	-	-	(0.181)
Income (Loss) per Share from Net Income (Loss)(e)	0.306	0.230	13.012	(4.957)	(9.971)
Income (Loss) per Share attributable to stockholders of Grupo TMM, S.A.B.(e)	0.314	0.186	12.992	(4.972)	(9.949)
Book value per Share(f)	23.256	20.327	21.140	8.780	3.586
Weighted Average Shares Outstanding (000s)	102,183	102,183	102,183	102,183	102,183

BALANCE SHEET DATA (at end of period)(a):
Cash and cash equivalents	$512.8	$318.2	$461.6	$902.7	$1,045.4
Total Current Assets	1,525.6	1,266.2	1,318.2	2,121.3	2,603.6
Property, vessels and equipment – Net	2,285.4	2,313.4	2,623.5	9,564.9	9,553.1
Rights of use	560.1	-	-	-	-
Concessions – Net	5.7	9.5	13.2	17.0	20.8
Total Assets	4,563.8	3,781.1	4,124.2	11,923.3	12,416.1
Short-term financial debt	139.2	223.4	502.4	740.4	684.7
Short-term lease debt	60.6	-	-	-	-
Long-term financial debt	118.7	392.1	396.3	9,330.1	9,995.5
Long-term lease debt	526.8	-	-	-	-
Capital stock	2,169.9	2,169.9	2,169.9	2,169.9	2,169.9
Stockholders’ Equity attributable to Stockholders of Grupo TMM, S.A.B.	2,376.4	2,077.1	2,160.2	897.2	366.4
Non-controlling equity interest in subsidiaries	46.4	47.2	68.8	66.8	65.4
Total Stockholders’ Equity	2,422.8	2,124.3	2,229.0	964.0	431.8

OTHER DATA:
Incremental Capital Investments(g)	$48.3	$86.3	$80.2	$162.1	$102.4
Depreciation and Amortization	182.9	80.3	562.9	555.2	672.6
Net cash provided by (used in):
Operating activities(h)	(40.0)	55.0	356.9	586.0	612.4
Investing activities(g)	573.9	116.6	(193.7)	(49.6)	792.2
Financing activities	(329.9)	(314.2)	(581.7)	(744.5)	(1,165.8)

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

(b)	Represents “Operating Income” less “Other Income (Expense) – Net.”
(c)	See quantification of items in “Other Income (Expense) Integration” table below.
(d)	Operating Income is calculated by reconciling “Net Income (Loss)” with the items “Net Financing Cost” and “(Provision) Benefit for Income Taxes.”
(e)	As of December 31, 2015, 2016, 2017, 2018 and 2019 the number of Shares outstanding was 102,182,841.

Grupo TMM, S.A.B. and Subsidiaries

(f)	Book value per Share results from dividing total shareholders’ equity attributable to stockholders of Grupo TMM by the outstanding Shares at the end of each period.
(g)	See Item 5. “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures and Divestitures.”
(h)
Commencing with fiscal year 2015, restricted cash is included as a part of the cash and cash equivalents line item. See Note 5 to the accompanying Audited Consolidated Financial Statements. Such inclusion has an effect on cash flows from operating activities disclosed in the consolidated statements of cash flows for all fiscal years reported.

GRUPO TMM S.A.B. AND SUBSIDIARIES
SELECTED CONSOLIDATED OPERATING DATA
(in millions of Pesos)

	Year Ended December 31,
	2019	2018	2017	2016	2015
TRANSPORTATION REVENUES:
Maritime Operations (a)	868.5	909.5	1,951.3	2,167.6	2,770.9
Logistics Operations (b)	265.5	286.6	229.5	190.9	169.7
Ports and Terminals Operations (c)	169.8	166.0	134.2	116.7	114.2
Warehousing Operations (d)	171.9	161.0	149.9	126.1	133.1
Other business (e)	-	-	-	46.2	74.0
Total	$1,475.7	$1,523.1	$2,464.9	$2,647.5	$3,261.9

INCOME ON TRANSPORTATION(f):
Maritime Operations	150.0	122.5	24.0	247.6	492.5
Logistics Operations	13.6	35.5	34.0	30.6	27.4
Ports and Terminals Operations	31.8	49.4	10.3	6.1	7.6
Warehousing Operations	(2.4)	(5.7)	(31.6)	(44.6)	(48.1)
Shared corporate costs	(214.1)	(206.0)	(214.6)	(201.8)	(205.2)
Total	$(21.1)	$(4.3)	$(177.9)	$37.9	$274.2

OTHER INCOME (EXPENSE):
Gain from loss of control of TMM DM	$-	$-	$3,458.5	-	-
Proceeds from the sale of fixed assets	-	-	-	56.5	-
Proceeds from the sale of subsidiaries	279.7	111.5	(273.0)	-	185.3
Cancellation of provisions	-	-	-	2.1	5.9
Reserve for prepayment and arbitration expenses	-	-	-	-	-
Taxes recovered, net of expenses incurred	(16.6)	(3.9)	43.9	-	-
Goodwill impairment	(9.8)	-	-	-	-
Other – Net	(19.4)	(5.0)	(11.7)	(5.8)	(4.2)
Total	$233.9	$102.6	$3,217.7	$52.8	$187.0

(a)	Maritime Operations primarily consist of offshore vessels, product tankers, parcel tankers tugboats and shipyard operations.
(b)	Logistics Operations consist of container maintenance and repair, automotive services and intermodal terminal operations.
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

(e)	Represents certain new businesses which were in the development process in 2016 and 2015. There were no further development activities in respect of these businesses in 2017, 2018 and 2019.
(f)	Income on Transportation includes loss on revaluation of vessels in 2017, 2016 and 2015 of $39.3 million, $16.2 million and $29.4 million, respectively.

Grupo TMM, S.A.B. and Subsidiaries

Average Shares Outstanding

Income per Share is calculated based on the average number of Shares outstanding in each relevant year. The average number of Shares outstanding in 2015, 2016, 2017, 2018 and 2019 was 102,182,841. See Item 4. “Information on the Company — History and Development of the Company” and Item 9. “The Offer and Listing — Trading Markets.”

Dividends

Pursuant to Mexican law and our bylaws, the declaration, amount and payment of dividends are determined by a majority vote of the holders of the outstanding shares represented at a duly convened shareholders’ meeting. Shareholders have the ability, at their discretion, to approve dividends from time to time. No dividend has been declared since 1997.

Risk Factors

Risks Relating to our Business

Our business has been and may continue to be adversely affected by the outbreak of COVID-19, and may be adversely affected by future pandemics, epidemics or other outbreaks of infectious diseases and governmental responses thereto.

Our operations are subject to risks related to pandemics, epidemics or other infectious disease outbreaks. For example, the ongoing outbreak of COVID-19 has been declared a pandemic by the World Health Organization (“WHO”). Government efforts to combat the COVID-19 pandemic, including the enactment or imposition of travel bans, quarantines and other emergency public health measures, have negatively affected economic conditions and the demand for shipping and transportation services globally and within the Gulf of Mexico, which has in turn negatively affected our operations and the operations of our customers. Although such measures may currently be considered temporary in nature, they may continue for an extended period and additional measures may be adopted depending on future developments in the fight against COVID-19.  As a result, our vessels may be unable to call on ports, or may be restricted from disembarking from ports, located in areas affected by COVID-19.  Further, such measures may restrict our ability to conduct operations at our ports, terminals and warehousing businesses.

To limit the spread of COVID-19, the Mexican government has imposed various enhanced safety measures, including suspension of all non-essential activities.  In light of these conditions, we have taken various actions to protect our facilities and employees, strengthen our business and promote financial resiliency.  We have limited access to our facilities, adopted additional cleaning and sanitizing measures, allowed a portion of our employees to work remotely, and implemented new controls for emergency procedures and to mitigate the potential increased cybersecurity risks.  Although these actions have helped us to maintain business continuity, they may limit the efficiency and effectiveness of our operations, including our reporting and internal controls.  At this time, the ultimate severity of the global economic downturn expected to result from the COVID-19 pandemic is uncertain and therefore we cannot predict the impact it or any future pandemics, epidemics or infectious disease outbreaks may have on our business, results of operations and financial condition, which could be material and adverse.

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

Grupo TMM, S.A.B. and Subsidiaries

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

Although we generated a profit for the years ended December 31, 2019, 2018 and 2017, respectively, we accumulated losses in excess of two-thirds of our capital stock in each of the years ended December 31, 2016 and 2015, respectively. Our ability to continue as a going concern is subject to our ability to generate sufficient profits and/or obtain necessary funding from outside sources and there can be no assurance that we will continue to be able to generate such profits or obtain such funding.

As of June 25, 2020, the Company had not received any request for an Extraordinary Shareholders Meeting concerning the prior accumulated losses of the Company, nor had the Company received notice of any request to judicial authorities to declare a dissolution of the Company.

Our results of operations may be adversely affected by the spin-off of TMM DM.

Historically, our maritime operations segment has been the biggest contributor to our revenues, accounting for 58.9%, 59.7% and 79.2% of consolidated revenues for the years 2019, 2018, and 2017 respectively. A substantial portion of those revenues were generated through the chartering of offshore vessels, product tankers and tugboats owned by TMM DM and related services in respect of those vessels. Although we continue to operate, market and manage TMM DM’s vessels pursuant to a maritime services contract following our December 2017 transfer of 85% of the shares of TMM DM to holders of certificates issued under our Trust Certificates Program, the spin-off has resulted in a significant decrease in our consolidated revenues. We cannot assure you that such a decrease will not have a material adverse effect on our results of operations.  Further, we cannot assure you that TMM DM will not decide to terminate our services, or that such termination would not have a material adverse effect on our our business, results of operations and financial condition.

If the time charter arrangements for the vessels we operate are terminated or expire, our business could be adversely affected.

As of March 31, 2020, we operated eleven offshore vessels on time charter to PEMEX Exploración y Producción (“PEP”) and one product tanker chartered on the spot market to Clearlake Shipping (“Clearlake”). PEP is a subsidiary of Petróleos Mexicanos, the national oil company of Mexico (“PEMEX”), while Clearlake is a subsidiary of the Gunvor Group, one of the world’s largest independent commodities trading houses.  In addition, as of March 31, 2020, we operated seven offshore vessels under chartering agreements with private companies in the spot market for time periods of one year or less and five vessels were without a contract. In the event that these time charter agreements are terminated or expire without being renewed, we will be required to seek new bareboat or time charter agreements for these vessels. We cannot be sure that bareboat or time charters will be available for the vessels following termination or expiration, or that bareboat or time charter rates in effect at the time of such termination or expiration will be comparable to those in effect under the existing time charters or in the present market. In the event that bareboat or time charters are not available on terms acceptable to us, we may operate those vessels in the spot market. Because charter rates in the spot market are subject to greater fluctuation than longer term bareboat or time charter rates, any failure to maintain existing, or enter into comparable, charter agreements could adversely affect our operating results.

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

Grupo TMM, S.A.B. and Subsidiaries

We may be unable to successfully expand our businesses.

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

In order to maintain and improve operating results from new businesses, as well as our existing businesses, we will be required to manage our growth and expansion effectively. However, the management of new businesses involves numerous risks, including difficulties in assimilating the operations and services of the new businesses, the diversion of management’s attention from other business concerns and the disadvantage of entering markets in which we may have no or limited direct or prior experience. Our failure to effectively manage our businesses could preclude our ability to expand our businesses and could have a material adverse effect on our results of operations.

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

The shipping, ports and terminals, and logistics industries are highly cyclical, generally tracking the cycles of the world economy. Although transportation markets are affected by general economic conditions, there are numerous specific factors within each particular market segment that may influence operating results. Some of our customers do business in industries that are highly cyclical, including the oil and gas and automotive sectors. The COVID-19 pandemic has precipitated a large drop in demand in these sectors as countries impose and maintain restrictions on domestic and cross-border travel and commercial activity in an effort to prevent or slow the spread of the virus.  Although the full extent and duration of such measures is uncertain, any sustained downturn in these sectors could have a material adverse effect on our operating results. Also, some of the products we transport have had a historical pattern of price cyclicality, which has typically been influenced by the general economic environment and by industry capacity and demand. We cannot assure you that prices and demand for these products will not decline in the future, adversely affecting those industries and, in turn, our financial results.

Grupo TMM, S.A.B. and Subsidiaries

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

The value of our assets may fluctuate substantially over time due to a number of different factors, including:

•	prevailing economic conditions in the market;

•	a substantial or extended decline in world trade;

•	increases in the supply of vessel capacity;

•	increased port and terminal capacity;

•	prevailing charter rates;

•	restrictions arising from emergency public health measures; and

•	the cost of retrofitting or modifying existing ships and other assets, as a result of technological advances, changes in applicable environmental or other regulations or standards, or otherwise.

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

The factors that influence demand for our services include:

•	supply and demand for products suitable for shipping, ports and terminals, and logistics services;

•	changes in global production of products transported by vessels or for which we render other services;

•	the distance cargo products are to be moved by sea or land;

Grupo TMM, S.A.B. and Subsidiaries

•	the globalization of manufacturing;

•	global and regional economic and political conditions;

•	changes in seaborne and other transportation patterns, including changes in the distances over which cargoes are transported;

•	environmental and other regulatory developments;

•	technological advancements;

•	currency exchange rates;

•	weather and natural disasters; and

•	global and regional public health developments.

The factors that influence our services capacity include:

•	the number of newbuilding vessel deliveries and the scrapping rate of similar vessels;

•	the Mexican foreign trade balance;

•	the price of steel and other raw materials;

•	changes in environmental and other regulations that may limit the useful life of vessels and other assets;

•	the number of vessels or other assets that are out of service;

•	port congestion; and

•	the existence of emergency public health measures that may require us to suspend or curtail some of our businesses.

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

Our principal objectives include acquiring and operating additional vessels in conjunction with entering into additional long-term, fixed-rate time charters for these ships, as well as entering into new long-term service contracts for our ports and terminals and logistics businesses. The process of obtaining new long-term contracts is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. Shipping charters and service contracts are awarded based upon a variety of factors relating to the contractor, including:

•	industry relationships and reputation for customer service and safety;

Grupo TMM, S.A.B. and Subsidiaries

•	experience and quality operations (including cost effectiveness);

•	quality and experience of operating personnel;

•	the ability to finance vessels and other assets at competitive rates and financial stability in general;

•	relationships with shipyards and the ability to get suitable berths;

•	relationships with ship owners and the ability to obtain suitable second-hand vessels and equipment;

•	construction management experience, including the ability to obtain on-time delivery of new ships and other assets according to customer specifications;

•	willingness to accept operational risks pursuant to the charter or other services, such as allowing termination for force majeure events, among others; and

•	competitiveness of the bid in terms of overall price.

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

The operation of vessels and other machinery relating to the shipping and cargo business involves an inherent risk of catastrophic marine disaster, mechanical failure, collisions, property losses to vessels, piracy, cargo loss or damage and business interruption due to outbreaks of infectious diseases or political actions in Mexico and in foreign countries. In addition, the operation of any harbor and seagoing vessel is subject to the inherent possibility of catastrophic marine disasters, including oil spills and other environmental accidents, and the liabilities arising from owning and operating vessels in international trade. Any such event may result in a reduction of revenues or increased costs. The Company’s vessels are insured for their estimated value against damage or loss, including war, terrorism acts, and pollution risks and we also carry other insurance customary in the industry.

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

Grupo TMM, S.A.B. and Subsidiaries

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

Grupo TMM, S.A.B. and Subsidiaries

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

As of March 31, 2020, we had 1,023 employees, approximately 15% of whom were unionized. The compensation terms of the labor agreement with these employees are subject to renegotiation on an annual basis and all other terms are renegotiated every two years. If we are not able to negotiate these provisions favorably, strikes, boycotts or other disruptions could occur, and these potential disruptions could have a material adverse effect on our financial condition and results of operations and on our ability to meet our payment obligations under our financing arrangements. As of the date of this Annual Report, the COVID-19 outbreak has not negatively affected our relations with our employees.  We cannot, however, assure you that the effects of COVID-19 will not lead to any labor disruptions in the future.

In addition, in connection with the labor commitments included in the United States-Mexico-Canada Agreement (“USMCA”), the successor to the North American Free Trade Agreement (“NAFTA”), the Mexican government has recently enacted significant reforms aimed at protecting the rights of workers. These include ratification of the International Labor Organization’s Convention C098, the “Right to Organize and Collective Bargaining Convention”, and revisions to the Mexican Federal Labor Law (Ley Federal del Trabajo) aimed at prohibiting discrimination and workplace harassment, establishing new labor courts and judicial protections for workers, enhancing the transparency of procedures for the negotiation of collective bargaining agreements, and ensuring the voting rights of workers on matters such as union contracts and representation. These developments, together with substantial increases in Mexico’s general minimum wage, have spurred increased demands from workers and labor unions for salary and benefit increases.  We cannot predict how these developments may affect our business, results of operations or its financial condition. Any increased demands by our unionized workers may lead to higher labor costs, which could have a negative impact on our business, results of operations or financial condition.

Continuing world tensions, including as the result of wars, other armed conflicts, terrorist attacks, the COVID-19 pandemic and trade disputes could have a material adverse effect on our business.

Continuing world tensions, including those relating to the Middle East, North Korea, Russia, Ukraine, Venezuela, Libya and various other African countries, the COVID-19 pandemic, trade disputes between the United States, China, and various other countries, as well as terrorist attacks in various locations and related unrest, have increased worldwide political and economic instability and depressed economic activity in the United States and globally, including the Mexican economy.

Grupo TMM, S.A.B. and Subsidiaries

The continuation or escalation of existing armed hostilities or the outbreak of additional hostilities as a consequence of further acts of terrorism or otherwise could cause a further downturn and/or significant disruption to the economies of the United States, Mexico and other countries. The continued threat of terrorism within the United States and abroad and the potential for military action and heightened security measures in response to such threat may cause significant disruption to commerce throughout the world, including restrictions on cross-border transport and trade. Furthermore, the Mexican government’s efforts to combat illegal drug cartels have caused public safety issues that may hinder Mexico’s economic growth and could prompt additional restrictions on cross-border transport and trade.

The continued global spread of COVID-19, and the various restrictions on global trade and commerce instituted by countries to combat the spread of the virus, have had a negative impact on the global economy and may trigger significant future cross-border trade disputes. Further increases in global tensions and trade disputes may reduce the demand for our services and have a material adverse effect on our results of operations and financial condition.

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

Our financial statements are prepared in accordance with IFRS. IFRS differs in certain significant respects from U.S. GAAP including, among others, the consideration for inclusion of revaluation property, the classification of minority interest and employees’ profit sharing, the accounting treatment for capitalized interest, consolidation of subsidiaries, the acquisition of shares of subsidiaries from minority stockholders and the computation of deferred taxes. For this and other reasons, the presentation of financial statements and reported earnings prepared in accordance with IFRS may differ in significant respects from the presentation of financial statements and reported earnings prepared in accordance with U.S. GAAP.

Grupo TMM, S.A.B. and Subsidiaries

Risks Relating to our Indebtedness

Our substantial indebtedness could adversely affect our financial condition and impair our ability to operate our business, and we may not be able to pay the interest on and principal amount of our indebtedness.

As of March 31, 2020, Grupo TMM’s total debt amounted to $359.3 million, which includes $193.6 million of bank debt owed to several different banks, $73.0 million owed to non-institutional lenders and $92.7 million of liabilities associated with our long-term leases, primarily the lease of our corporate headquarters; of this debt, $182.8 million is short-term debt, and $176.5 million is long-term debt. Under IFRS, transaction costs in connection with financings are required to be presented as a part of debt.

As of December 31, 2019, our total debt amounted to $845.3 million, which includes $201.1 million of bank debt owed to several different banks, $56.8 million owed to non-institutional lenders and $587.4 million of liabilities associated with our long-term leases, primarily the lease of our corporate headquarters; of this debt, $199.8 million is short-term debt, and $645.5 million is long-term debt.

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

Our ability to service our indebtedness will depend upon future operating performance, including the ability to increase revenues significantly, renew our existing services contracts and control expenses. Future operating performance depends upon various factors, including prevailing economic, financial, competitive, legislative, regulatory, business, public health and other factors that are beyond our control.

If we cannot generate sufficient cash flow from operations to service our indebtedness we may default under our various financing facilities. If we default under any such facility, the relevant lender or lenders could then take action to foreclose against any collateral securing the payment of such facility. Certain of our assets have been pledged to secure our financing facilities. See Item 3. “Key Information — Selected Financial Data.”

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

As of March 31, 2020, approximately 54.5% of our debt was denominated in dollars. As of the date of this Annual Report, we do not generate sufficient revenue in dollars from our operations to service all of our dollar-denominated debt. Consequently, we have to use revenues generated in Mexican pesos to service our dollar-denominated debt. A devaluation or depreciation in the value of the Mexican peso, compared to the dollar, could adversely affect our ability to service our debt. During 2019, the Mexican peso appreciated approximately 4.0% against the dollar. From January 1 through June 23, 2020, the Mexican peso depreciated approximately 18.8% against the dollar.

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

We are exposed to the impact of interest rate changes, primarily through our variable rate debt facilities that require us to make interest payments based on the Mexican Interbank Equilibrium Interest Rate (“TIIE”) or the London Interbank Offered Rate (“LIBOR”). If interest rates increase significantly, our debt service obligations on this variable rate debt would increase, which could have an adverse effect on our earnings and cash flow. Furthermore, the U.K. Financial Conduct Authority, which regulates LIBOR, has announced its intention to phase out the use of LIBOR before the end of 2021.  As there remains significant uncertainty as to how the transition away from LIBOR will proceed, we cannot predict the consequences that these developments will have on our debt service obligations and financing costs. A transition away from LIBOR may, however, cause disruptions in financial markets or increase borrowing costs for borrowers, which may in turn result in an increase in our debt service obligations and financing costs.

Risks Relating to Mexico

Economic, political, social and public health conditions may adversely affect our business.

Our financial performance may be significantly affected by general economic, political, social and public health conditions in the markets where we operate. Most of our operations and assets are located in Mexico. As a result, our financial condition, results of operations and business may be affected by the general condition of the Mexican economy, the valuation of the Peso as compared to the U.S. dollar, Mexican inflation, interest rates, regulations, taxation, social or political instability, and economic, political, social and public health developments in Mexico. Many countries in Latin America, including Mexico, have suffered significant economic, political, social and public health crises in the past, and these events may occur again in the future. Instability in the region has been caused by many different factors, including:

•	significant governmental influence over local economies;

•	substantial fluctuations in economic growth;

•	high levels of inflation;

•	changes in currency values;

•	exchange controls or restrictions on expatriation of earnings;

•	high domestic interest rates;

Grupo TMM, S.A.B. and Subsidiaries

•	wage and price controls;

•	changes in governmental economic or tax policies;

•	imposition of trade barriers;

•	unexpected changes in regulation; and

•	overall economic, political, social and public health instability.

Mexico is an emerging market economy, with attendant risks to our results of operations and financial condition.

Mexico has historically experienced uneven periods of economic growth. Mexico’s gross domestic product (“GDP”) increased 3.3%, 2.6%, 2.1% and 2.2% in 2015, 2016, 2017 and 2018, respectively, and decreased 0.3% in 2019. For 2020, the Banco de Mexico Consensus Board1 estimates that GDP in Mexico is expected to decrease by approximately 7.9%, while inflation is expected to be 3.1%. We cannot assure you that these estimates will prove to be accurate. The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Accordingly, Mexican governmental actions concerning the economy and state-owned enterprises could have a significant impact on Mexican private sector entities in general and on us in particular, as well as on market conditions, prices and returns on Mexican securities, including our securities.

Currency fluctuations or the devaluation and depreciation of the Peso could limit the ability of the Company and others to convert Pesos into U.S. dollars or other currencies which could adversely affect our business, financial condition and results of operations.

Severe devaluation or depreciation of the Peso may also result in governmental intervention or disruption of international foreign exchange markets. This may limit our ability to transfer or convert Pesos into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our dollar-denominated indebtedness and adversely affect our ability to obtain foreign currency and other imported goods. The Mexican economy has suffered current account balance of payment deficits and shortages of foreign exchange reserves in the past. While the Mexican government does not currently restrict, and for more than twenty years has not restricted, the right or ability of Mexican or foreign persons or entities to convert Pesos into U.S. dollars or to transfer other currencies outside of Mexico, the Mexican government could institute restrictive exchange control policies in the future. To the extent that the Mexican government institutes restrictive exchange control policies in the future, our ability to transfer or convert Pesos into U.S. dollars for the purpose of making timely payments of interest and principal on indebtedness would be adversely affected.

Pursuant to the provisions of the USMCA, if Mexico experiences serious balance of payment difficulties or the threat thereof in the future, Mexico would have the right to impose foreign exchange controls on investments made in Mexico, including those made by U.S. and Canadian investors. Any restrictive exchange control policy could adversely affect our ability to obtain U.S. dollars or to translate Pesos into U.S. dollars for purposes of making interest and principal payments to our creditors to the extent that we may have to make those translations. This could have a material adverse effect on our business and financial condition.

High interest rates in Mexico could increase our financing costs.

Mexico historically has had, and may continue to have, high real and nominal interest rates. The 28-day TIIE averaged 3.32%, 4.47%, 7.05%, 8.00% and 8.32% in 2015, 2016, 2017, 2018 and 2019, respectively, and for the three-month period ended March 31, 2020, it averaged 7.34%. To the extent our debt is incurred in Mexican Pesos at interest rates linked to the TIIE or any other Mexican interest rate index, any increase in such rates will increase our financing costs.

[1]	The Banco de Mexico Consensus Board comprises 38 economic analysts and consultants specialized in the Mexican and international economies.

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

Our operations, including demand for our products or services and the price of our floating rate debt, have also historically been adversely affected by increases in interest rates in the United States and elsewhere. Although in recent years interest rates have remained low, if interest rates rise, the interest payments on our floating rate debt and the cost of refinancing our financing arrangements at maturity will rise as well.

Mexico may experience high levels of inflation in the future, which could adversely affect our results of operations.

Mexico has a history of high levels of inflation, and may experience high inflation in the future. The annual inflation rates for the last five years, as measured by changes in the National Consumer Price Index, as provided by Banco de México, were:

2015	2.13%
2016	3.36%
2017	6.77%
2018	4.83%
2019	2.83%
2020 (annualized as of May 31)	2.84%

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

Mexico’s daily oil production statistics indicate that production has declined over the past nine years (2011-2019) at a compounded average rate of 5.1%, a trend that could continue in the coming years. In contrast, during the same period of time, imports of gasoline and diesel for domestic consumption grew 7.0%, and currently represent more than 70% of Mexico’s domestic consumption.

Grupo TMM, S.A.B. and Subsidiaries

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

U.S. President Donald J. Trump has pushed for substantial revisions to U.S. trade and tax policies, including the renegotiation or termination of trade agreements, and has instituted or proposed the imposition of border taxes, higher tariffs or other measures which would increase the price of goods imported into the United States, particularly from Mexico. Future decisions by the current U.S. administration, including with respect to U.S. laws and policies governing foreign trade and foreign trade relations, could have a negative impact on the Mexican economy by reducing the level of commercial activity between Mexico and the United States or or effecting a slowdown in direct U.S. foreign investment in Mexico, which could adversely affect our business and our results of operations.

In November 2018, the United States, Mexico and Canada signed the USMCA, which is designed to replace NAFTA. The United States, Mexico and Canada ratified the USMCA on January 29, 2020, June 19, 2020 and March 13, 2020, respectively. As a result, the USMCA is scheduled to take effect on July 1, 2020. We cannot predict the impact the USMCA will have on our industry or the changes to international trade that may result, and consequently, we cannot predict what effect it will have on our business and our results of operations. If the United States withdraws from or makes material changes to the USMCA or other international trade agreements to which it is a party, trade barriers and other costs associated with trade between the United States and Mexico may increase, which could have a material adverse effect on our business, financial condition and results of operations.

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

Worldwide oil prices have suffered a steep decline in 2020, with demand falling as countries have enacted restrictions on travel and economic activity in response to the continued spread of COVID-19.  Although prices have risen from their 2020 lows, as of the date of this Annual Report they remain well below 2014 levels. If lower oil and natural gas prices persist for a prolonged period, or decline further, oil and gas exploration and production companies are likely to cancel or curtail their drilling programs and lower production spending on existing wells, thereby reducing demand for our services.

Any prolonged reduction in the overall level of oil and gas exploration and development activities, whether resulting from changes in the price of oil, natural gas or otherwise, could materially and adversely affect us by negatively impacting:

•	our revenues, cash flows and profitability;

Grupo TMM, S.A.B. and Subsidiaries

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

	Spot price of Mexican crude oil
Year Ended December 31,	High(1)	Low(1)	Average(1)	End of Year(2)

2015	59.45	26.54	44.70	29.80
2016	46.53	18.90	35.86	46.30
2017	56.19	39.20	46.36	56.19
2018	77.73	44.69	62.10	44.69
2019	65.83	43.65	56.13	56.14

	Spot price of Mexican crude oil
Monthly,	High(3)	Low(3)	Average(3)	End of Month(4)
Year 2020
January	59.35	48.15	53.90	48.15
February	49.15	39.76	45.39	39.76
March	42.02	10.37	23.26	10.76
April	20.48	-2.37	12.23	12.5
May	29.87	18.17	24.72	29.87
June(5)	34.77	31.14	32.71	34.77

(1)	The highest, lowest and average spot price of Mexican crude oil in U.S. dollars reported by Banco de México during the relevant year.

(2)	The spot price on the last day of each relevant year.

(3)	The highest, lowest and average spot price in the relevant month.

(4)	The spot price on the last day of each relevant month.

(5)	Through June 5, 2020.

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

Grupo TMM, S.A.B. and Subsidiaries

In December 2013, the Mexican government enacted various federal tax reforms that entered into effect on January 1, 2014. Among other changes, these reforms maintained a corporate income tax rate of 30%; eliminated the corporate flat tax, or IETU; imposed withholding taxes at a 10% rate on the payment of dividends and capital gains from the sale of shares by and to Mexican and foreign shareholders; eliminated deductions previously allowed in respect of payments between related parties or certain foreign corporations; limited the tax deductions for certain benefits paid to employees; and increased the value-added tax in certain areas of Mexico. In addition, in October 2019, the Mexican government approved various amendments to the federal tax laws, including limitations on the deductibility of certain interest payments and an increase in the income tax withholding rate.

We cannot predict the full impact that these tax reforms will have on our business, financial condition and results of operations upon implementation, including the effect on our business of higher costs due to additional compliance measures. Our initial assessments indicate that the changes will increase our income tax base in the coming years, primarily as a result of the new limitations on tax deductions, particularly with respect to limitations on the deductibility of certain interest payments. In addition, we cannot predict the indirect impact that this legislation could have on our customers and shareholders. It is possible that our shareholders may be required to pay more taxes than they would have paid prior to the implementation of these tax reforms.

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

Grupo TMM, S.A.B. and Subsidiaries

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

Grupo TMM, S.A.B. and Subsidiaries

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

On December 15, 2017, as part of corporate restructuring to improve our debt profile, we transferred 85% of the shares of our wholly owned subsidiary, TMM Division Maritima, S.A. de C.V. (“TMM DM”), an owner and operator of supply vessels, tankers and tugboats, to the holders of certificates issued by TMM DM under our Mexican Peso-Denominated Trust Certificates Program (the “Trust Certificates Program”). The Trust Certificates Program involved the issuance to investors of certificates secured by trust assets and denominated in Mexican Pesos, the proceeds of which were used by us to consolidate and refinance the debt related to those vessels, as well as to finance the acquisition of additional vessels as contemplated by our expansion program. As a result of the transfer, we no longer exercise control over TMM DM and our financial statements no longer include TMM DM’s assets, liabilities, and income or loss. Going forward, we continue to operate the supply vessels and tankers owned by TMM DM pursuant to a maritime services contract.

Today, we are a fixed capital corporation listed on the Mexican Stock Exchange (Bolsa Mexicana de Valores) incorporated under the Ley General de Sociedades Mercantiles for a term of 99 years. We are headquartered at Avenida de la Cúspide, No. 4755, Colonia Parques del Pedregal, 14010 México City, México, and our telephone number is +52-55-5629-8866. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, such as Grupo TMM, at http://www.sec.gov. Grupo TMM’s Internet website address is www.tmm.com.mx. The information on Grupo TMM’s website is not incorporated into this Annual Report.

Business Overview

General

We are one of the largest logistics and transportation companies in Mexico, providing a variety of integrated and dynamic logistics and transportation services to premium clients throughout Mexico, including maritime transportation services, ports and terminals management, logistics services and warehousing services.

Grupo TMM, S.A.B. and Subsidiaries

Maritime Operations. Our Maritime Operations division provides maritime transportation services, including the operation of offshore vessels that provide transportation and other services to the Mexican offshore oil industry, tankers that transport petroleum products within Mexican and international waters, parcel tankers that transport liquid chemical and vegetable oil cargos from and to the United States and Mexico, and dry bulk carriers that transport unpackaged commodities such as steel between South America, the Caribbean and Mexico. As of March 31, 2020, we operate a fleet of 27 vessels, which includes product and chemical tankers and a variety of offshore supply vessels.  Of these vessels, 24 are owned by TMM DM and managed, operated and marketed by us pursuant to a maritime services contract.

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

Warehousing Operations. Through our subsidiary, Almacenadora de Depósito Moderno, S.A. de C.V. Auxiliary Credit Organization (“ADEMSA”), we provide warehousing and bonded warehousing facility management services. ADEMSA currently operates over 277,735 square meters of warehousing space throughout Mexico, including 61,742  square meters of direct warehouse space (the largest of which is located in northern Mexico City). Due to its regulated nature, ADEMSA is one of a limited number of warehousing companies authorized by the Mexican government to provide bonded warehousing services and to issue negotiable certificates of deposit.

Set forth below are our total revenues over the last three fiscal years for each of our business segments:

	Consolidated Transportation Revenues (in millions of Pesos) Years Ended December 31,
	2019	2018	2017
Maritime Operations	$868.5	$909.5	$1,951.3
Ports and Terminals Operations	169.8	166.0	134.2
Logistics Operations	265.5	286.6	229.5
Warehousing Operations	171.9	161.0	149.9
Total	$1,475.7	$1,523.1	$2,464.9

Grupo TMM, S.A.B. and Subsidiaries

Recent Developments

COVID-19 Pandemic

On March 11, 2020, the WHO declared COVID-19 a pandemic.  In response, governments worldwide, including Mexico, have implemented various extraordinary measures to control its spread, including travel restrictions, quarantines and the suspension of all non-essential activities. The full effect of the COVID-19 pandemic on our business remains uncertain, and will depend on its duration and its impact on the Mexican and global economies.  Nevertheless, as of the date of this Annual Report, various international banks and multilateral institutions such as the International Monetary Fund have forecast that the COVID-19 pandemic will likely result in a severe global economic downturn.  For fiscal year 2020, our revenues, particularly in our Ports and Terminals business, have decreased due to the COVID-19 pandemic and the various emergency public health measures enacted by governments to combat it.  Although we expect our revenues will improve as extraordinary government measures are lifted and emergency public health restrictions are repealed, as the date of this Annual Report we cannot quantify the adverse effect COVID-19 will have on our results of operations for fiscal year 2020.

In light of these and other conditions beyond our control, our results of operations may be volatile and subject to change rapidly as the COVID-19 situation develops.  Accordingly, we have taken various actions to maintain business continuity and strengthen our financial condition, including deferring payments to suppliers and creditors, maintaining our early payment program to help offset the effect of customer payment delays, and other actions to reduce overall expenses.  We are complying with the health and safety protocols established by the Mexican government and have taken steps and implemented policies to safeguard our businesses, employees, and the communities in which we operate from the threats posed by the COVID-19 pandemic.  These steps include, among others, actively cleaning and sanitizing open public areas where we operate, implementing additional information technology (“IT”) controls to enable our employees to work remotely where possible and continuing to provide health benefits to our employees on temporary leave until the end of the pandemic. Moving forward, we will continue to monitor the development of the COVID-19 pandemic closely, including its effect on our business, financial condition and results of operations.

RTG Crane Acquisition

In June 2019, we entered into a financing agreement with PNC Bank, N.A. to acquire a rubber tyred gantry (“RTG”) crane to replace the the crane used in our automotive sector operations at Aguascalientes. Pursuant to the agreement, the Company received loan proceeds in the amount of US$860 thousand (approximately 85% of the purchase price of the crane), at a fixed rate of 4.40% per annum, with semiannual payments of principal and interest, and maturing in July 2024.

Relocation of Corporate Office

As part of our cost reduction efforts, we continue to explore alternatives to relocate our coporate office.

Termination of Tugboats Business in the Port of Manzanillo

Since January 1997, TMM (formerly Servicios Mexicanos en Remolcadores, S.A. de C.V.) has held a concession to provide tugboat services in the port of Manzanillo, including port docking and navigation in and out of channels and port facilities into open waters. In December 2019, TMM sold this concession, 100% of the shares in its tugboat business subsidiary, Snekke S.A. de C.V. and the harbor tugboat “TMM Colima” to an unrelated third party. Following the sale, we exited the harbor towing business, terminating our tugboat services in Manzanillo. In connection with the sale, tugboats “TMM Cuyutlan” and “TMM Tepalcates” were sold to Snekke S.A. de C.V. by TMM DM.

Digital Transformation Project

In 2019, we began an ambitious Digital Transformation Project that includes a cloud-based platform that integrates state-of-the art information systems, technology, and telecom capabilities. The platform features the most recent version of SAP s4/Hana as the backbone of the system, supporting all the administrative processes of our businesses, as well as a cloud-based platform where mobile apps have been developed through cloud microservices to bring increased efficency and control to our operations. With this system, we are able to successfully facilitate the transfer of real-time, reliable and quality information for rapid decision-making, translating into improved customer performance and satisfaction.

Grupo TMM, S.A.B. and Subsidiaries

Loss of Offshore Vessel “Subsea 88”

In November 2018, the offshore vessel “Subsea 88” suffered an onboard fire, rendering it inoperable.  The Company reported the incident to its insurance companies, Mexican authorities and the financial institution that provided the capital lease in respect of the vessel.  In June 2019, the Company received the insurance proceeds for the loss of the vessel, the value of the asset was written off and the associated capital lease was terminated.

Acquisition of Liquid Terminal Project in Tuxpan

In light of the liberalization of refined products included in the Mexican Energy Reforms and the Company’s ownership of land strategically located in Tuxpan, in August 2016 we announced a new venture with TransCanada and Sierra Oil & Gas to jointly develop a mid-stream infrastructure in Tuxpan as well as an inland distribution center to serve the growing demand for refined products such as gasoline, diesel and jet fuel in the central region of Mexico.  In February 2019, we agreed to purchase from Sierra Oil & Gas their 50% interest in the project’s joint venture company, Services and Solutions Optimus S. de R.L. de C.V. (“Optimus”), for US$2.6 million, resulting in Optimus becoming a wholly owned subsidiary of the Company. Once completed, the liquid terminal infrastructure being developed by Optimus should allow us to supply up to 80,000 barrels per day of refined products to Mexico City and the central Mexican states from our facilities in Tuxpan. See Notes 1 and 5 of the accompanying Audited Consolidated Financial Statements.

Vessel Sales

In keeping with our fleet modernization plan, in recent years we have sold or otherwise ceased to operate a number of vessels.  On September 4, 2017, we sold the tugboat “Rey de Coliman” to Servicios Portuarios Generales, S.A. de C.V.  On May 17, 2018, we sold the parcel tanker M/T “Maya” to Yangzijiang Express Shipping PTE, LTD.  On August 30, 2019, we terminated service to the tugboat “SMR Manzanillo” in connection with its sale to Bricor Servicios Portuarios Mexicanos S.A. de C.V. by TMM DM.  Most recently, we terminated service to the tankers “Veracruz” and “Durango” when TMM DM’s sold those vessels to Mercantile and Maritime Trading PTE LTD on January 29, 2020 and February 6, 2020, respectively, and terminated service to the tanker “Tajín” when TMM DM sold it to Shannon Trading S.A. on February 10, 2020.

Spin-off of TMM DM

On December 15, 2017, as part of corporate restructuring to improve our debt profile, we transferred 85% of the shares of our wholly owned subsidiary, TMM DM, an owner and operator of supply vessels, tankers and tugboats, to the holders of certificates issued by TMM DM under our Trust Certificates Program.  As a result of the transfer, we no longer exercise control over TMM DM and our financial statements no longer include TMM DM’s assets, liabilities, and income or loss. Going forward, we continue to operate the supply and tanker vessels owned by TMM DM pursuant to a maritime services contract.  The terms of the contract provide for TMM DM to pay us a service fee based on the revenues generated by the vessels and their operating costs. The contract does not include a non-compete restriction, allowing us to continue our efforts to expand our existing fleet and develop new maritime business.

Refinancing of Parcel Tankers Debt

In May 2018, following the sale of the parcel tanker M/T “Maya” the Company prepaid the full US$25 million outstanding on a line of credit from DVB Bank America, N.V. which had been incurred to finance the purchase of that vessel.  In addition, in September 2018, the Company obtained a new line of credit from ACT Maritime LLC, a subsidiary of Alterna Capital Partners, LLC, in the amount of US$5.25 million, at a variable rate of LIBOR 90 days plus 750 points, with quarterly payments of principal and interest, and maturing in September 2023.  The proceeds of this new line of credit were used to pay off the remaining balance of the 10-year line of credit in the original amount of US$27.5 million that the Company had obtained from DVB Bank America, NV in May 2007 to purchase the parcel tanker M/T “Olmeca.”  See Item 5. “Liquidity and Capital Resources – Purchase of Two Parcel Tankers.”

Grupo TMM, S.A.B. and Subsidiaries

Commencement of Bulk Carrier Service

In August 2017, we started to transport unpackaged commodities such as steel between South America, the Caribbean and Mexico in specialized ships called bulk carrier vessels.

The Mexican Market

Since TMM’s formation in 1958, the growth and diversification of the Mexican economy have largely driven our growth. Following the enactment of NAFTA, which became effective January 1, 1994, trade with and investment in the Mexican economy has significantly increased, resulting in greater traffic along the North-South cross-border trade routes that extend from Canada to the United States and Mexico. The USMCA, the successor to NAFTA, will enter into force on July 1, 2020. Although the USMCA aims to support mutually beneficial trade and robust economic growth among parties, we cannot predict the impact the USMCA will have on the Mexican economy or our operating results.  The following table illustrates the growth of the foreign trade segment of the Mexican economy over the last three years:

	Foreign Trade 2017-2019(a)
	As of December 31, (in millions of Dollars)
	2019	2018	2017
Total Exports	$460,704	$450,713	$409,433
Total Imports	$455,295	$464,302	$420,395
Total Trade Flows	$915,999	$915,015	$829,827
Growth Rate—Exports	2.2%	10.1%	9.5%
Growth Rate—Imports	(1.9)%	10.4%	8.6%
Growth Rate—Total	0.1%	10.3%	9.0%
Growth Rate—GDP(b)	(0.3)%	2.2%	2.1%

(a)	The figures include the in-bound (maquiladora) industry.

(b)	The methodology for calculating Growth Rate-GDP was modified by the Instituto Nacional de Estadistica, Geografia e Informatica (INEGI) and is based on 2013 prices.

Source: Instituto Nacional de Estadistica, Geografia e Informatica (INEGI).

Business Strategy

As part of our continued effort to achieve the Company’s goals, throughout the past five years we have accomplished the following:

•
We have continued to implement our strategic plan to offset recent financial instability resulting from the COVID-19 pandemic and the downturn in the oil industry by taking the following actions: (i) reducing our overhead costs and selling, general and administrative (“SG&A”) expenses, (ii) working with Nacional Financiera, S.N.C. to maintain our early payment program to reduce our liquidity risk and mitigate payment delays resulting from changes in the payment policies of PEMEX and other key customers, (iii) diversifying our customer base, and (iv) negotiating with our lenders to delay our payment obligations and extend the applicable maturity date under various loans and financing agreements.

•
We have taken various measures to help ensure our financial reporting and auditing processes remain robust and as timely as possible amidst the COVID-19 pandemic. These actions have included, among others, (i) the implementation of new controls for emergency procedures, (ii) close monitoring of IT access controls to enable our employees to work remotely where possible, (iii) controls to mitigate the potential increase in cybersecurity risks arising from a higher level of remote work, and (iv) where existing controls are unable to be performed safely or effectively, identifying and implementing appropriate alternative controls to compensate for the lack of information. In addition, given the continued travel restrictions in effect in Mexico, we have implemented an alternative audit plan to remotely test the operating effectiveness of our internal controls.

Grupo TMM, S.A.B. and Subsidiaries

•
In response to the COVID-19 pandemic, we are taking various actions to protect our communities and the places where we operate.  For example, at certain locations we are actively cleaning and sanitizing open public areas, allowing our employees to work remotely where possible and providing health benefits to employees on temporary leave due to the pandemic.

•	We have expanded the customer base of our Maritime and Ports and Terminals Operations, resulting in better operating margins while strengthening our market position.

•
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

•
In December 2017, we restructured our Maritime Operations to decrease our consolidated debt and improve our debt profile by transferring 85% of the shares of our wholly owned subsidiary, TMM DM, an owner and operator of supply vessels, tankers and tugboats, to the holders of certificates issued by TMM DM under our Trust Certificates Program.  As a result of the transfer, we no longer exercise control over TMM DM and our financial statements no longer include TMM DM’s assets, liabilities, and income or loss. This has allowed us to reduce our comprehensive financing cost by approximately 90%, improving our debt to capital ratio and providing us with greater free cash flow. Going forward, we continue to operate TMM DM’s vessel fleet pursuant to a maritime services contract under which we are paid a service fee based on the revenues generated by the vessels and their operating costs. The contract does not include a non-compete restriction, allowing us to continue our efforts to expand our existing fleet and develop new maritime business.

•
In August 2016, our subsidiary TTM authorized the issuance of up to $4,600 million of Convertible Debentures to holders of Company debt under the Trust Certificates Program. The Convertible Debentures allowed us to capitalize the debt held by trust certificate holders through the mandatory conversion of the debentures into shares of the Company over a 10-year period. On December 4, 2017, we and the holders agreed to terminate the Convertible Debentures program. Termination of the program extinguished our liability in respect of the debentures and did not result in any gain or loss to the Company.

•
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

Moving forward, our business strategy is focused on the following:

Expansion and Improvement of our Maritime Operations

The recent Mexican Energy Reforms have the potential to increase oil and gas activity in Mexico by PEMEX and other industry participants, both domestic and international. To better capitalize on any such increase in light of the preferences granted to Mexican ship-owners under the Mexican Navigation Law (Mexican flagged vessels have a preference to perform cabotage in Mexican waters), our Maritime Operations division is focused on consolidating and expanding operations by: (i) increasing cabotage services with medium and long-term contracts; (ii) satisfying demand for exploration and distribution services in Mexico and abroad by meeting market requirements for new generation vessels with higher-rated and deeper-water capabilities; and (iii) increasing the current capacity of our shipyard repair services to more than 30 vessels per year, of which approximately 50% have been vessels we operate and, in the long term, to have the capacity to build vessels, enabling us to compete to satisfy the expected demands of PEMEX and future customers for offshore vessels.

Grupo TMM, S.A.B. and Subsidiaries

Expansion of our Ports and Terminals Operations

Tuxpan is the closest port to Mexico City and the central Mexican states, which account for more than 50% of Mexico’s GDP. It is also the main port of entry of gasoline and diesel imports, which account for more than 70% of domestic consumption.

In light of the liberalization of refined products included in the Mexican Energy Reforms and the Company’s ownership of land strategically located in Tuxpan, in August 2016 we announced a new venture with TransCanada and Sierra Oil & Gas to jointly develop a mid-stream infrastructure in Tuxpan as well as an inland distribution center to serve the growing demand for refined products such as gasoline, diesel and jet fuel in the central region of Mexico. The project includes a liquid terminal being developed by Optimus, a company which had been jointly owned 50% by the Company and 50% by Sierra Oil & Gas.  In February 2019, we purchased the Optimus shares held by Sierra Oil & Gas for a total amount of US$2.6 million, giving us full ownership of the company as well as the development of the project.

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

Improvement of our Warehousing Operations

We are working to improve our bonded warehousing services as well as import duties service. Additionally, we are focusing our growth through providing an integral logistic service to our customers, encompassing bonded warehousing services, inventories management, value-added services, and delivery to the end consumer.

Certain Competitive Advantages

We believe that we benefit from the following competitive advantages:

•	We are one of the largest and leading Mexican owned and operated maritime and logistics companies in Mexico.

•	We have extensive and proven experience in ports, terminals and integrated services, such as yards operations, vessels and intermodal equipment maintenance, repair and warehousing in Mexico.

•	We have a demonstrated ability to contract vessels with limited disruptions.

•	The Mexican Navigation Law requires that Mexican flag carriers receive preferential treatment.

Grupo TMM, S.A.B. and Subsidiaries

•	We are poised to capitalize on future growth in the Mexican energy sector.

•	We are certified by the Institute of International Container Lessors (“IICL”) for our maintenance and repair of containers.

•	Our operations in Tuxpan, Veracruz are in a prime location to capitalize on the growth of trade via the Gulf of Mexico.

Maritime Operations

Our Maritime Operations include: (a) supply and logistics services to the oil offshore industry at offshore facilities in the Gulf of Mexico and between ports, moving crews and/or cargo to and from oil platforms; (b) product tankers for the transportation in cabotage of petroleum products, such as the distribution of gasoline to a variety of Mexican and international ports where the gasoline is further distributed inland; (c) parcel tankers, also known as chemical tankers, for the transportation of liquid chemical cargoes between ports in Mexico and the United States; (d) bulk carrier vessels that transport unpackaged general commodities between South America, the Caribbean and Mexico; and (e) shipyard services, including ship repair and dry docking services. This segment accounted for 58.9%, 59.7% and 79.2% of consolidated revenues for the years 2019, 2018, and 2017, respectively.

Fleet Management

As of March 31, 2020, we operated 27 vessels comprised of product tankers, parcel tankers, and offshore vessels.  Following the spin-off of TMM DM in December 2017, we entered into a maritime services contract with TMM DM pursuant to which we manage, operate and market the 24 ships belonging to TMM DM (23 offshore vessels and 1 tankers) for a fee based on the shipping revenues and the cost of services required to operate the vessels.

The table below sets forth information as of March 31, 2020, about the fleet we operate by type, size and capacities:

Vessel Type	Number of Vessels	Total Dead Weight Tons (in thousands)	Total Cubic Meter Capacity (in thousands)		BHP(*)
Offshore vessels	24	33.2		**	5,681
Product tankers	1	46.9	51.6			**
Parcel tankers	2	30.5	32.9			**

Total	27	110.6	84.5

*	Average Brake Horse Power.
**	Not applicable.

Offshore Vessels

We have been participating in this business for more than 25 years. Our offshore division provides supply and logistics services to the offshore industry between the ports and the offshore facilities in the Gulf of Mexico through a specialized fleet that includes fast and conventional crew vessels, supply vessels, anchor handling tug supply vessels, floating production, storage and offloading (“FPSO”) vessels and Dynamic Positioning (“DP”) vessels. Other services include supply and administration of onboard personnel, coordination and supervision of the maritime transport of staff, materials and equipment from the base on shore to operational points of the vessels within the oil-drilling zone of the Gulf of Mexico, and coordination and supervision of catering and accommodation matters onboard the vessels. In 2019, the vessels we operate represented 9.4% of Mexico’s offshore fleet. As of March 31, 2020, eleven vessels were hired by PEMEX or its subsidiaries, seven vessels were hired by private oil companies, companies engaged in the construction and maintenance sectors, or in the spot market, and five vessels were available for hire.

Grupo TMM, S.A.B. and Subsidiaries

Set forth below is information regarding the offshore vessels fleet as of March 31, 2020:

Vessel	Year	Flag	DWT(1)	LOA(2)(m)(3)	Beam (m)	BHP	Charterer(s)
*Eco III	2008	Mexico	10,306	117.0	21.0	3,618	Hokchi, Talos
							and ENI
*Isla Arboleda	2002	Mexico	417	46.0	8.0	5,400	PEP
*Isla Arcas	2001	Mexico	224	50.3	9.1	7,200	-
*Isla Azteca	1998	Mexico	1,000	61.9	14.0	3,900	PEP
*Isla Blanca	2008	Mexico	480	49.4	11.0	1,700	Sky-Mar
*Isla Ciari	2009	Mexico	480	49.4	11.0	1,700	PEP
Isla Colorada	2001	Mexico	540	44.0	11.0	1,700	-
*Isla Creciente	2002	Mexico	357	42.7	9.0	6,750	PEP
*Isla de Cedros	1999	Mexico	2,000	67.0	14.9	8,000	-
*Isla San Jose	2006	Mexico	1,660	68.0	16.0	12,240	PEP
*Isla Grande	2004	Mexico	2,800	75.0	16.0	12,000	ENI
*Isla Guadalupe	1998	Mexico	1,598	61.0	13.8	5,300	-
*Isla Janitzio	2008	Mexico	480	49.3	11.0	1,700	PEP
*Isla León	2008	Mexico	1,350	63.4	15.6	6,500	-
*Isla Miramar	2000	Mexico	255	48.8	9.1	6,750	PEP
*Isla Monserrat	2007	Mexico	3,250	71.9	16.0	5,450	PEP
*Isla Pelicano	1984	Mexico	1,200	59.2	12.1	6,140	-
*Isla San Gabriel	2009	Mexico	369	55.6	10.4	7,200	PEP
*Isla San Ignacio	2009	Mexico	488	50.0	11.0	7,200	PEP
*Isla San Luis	2009	Mexico	381	55.5	10.4	7,200	ENI
*Isla Santa Cruz	2008	Mexico	1,900	63.4	15.8	6,800	PEP
*Isla Verde	2001	Mexico	540	44.0	11.0	1,700	Grupo R
*Isla San Diego	2009	Mexico	552	55.2	10.4	7,200	Blue Marine
*Nevado de Colima	1983	Mexico	606	28.4	9.0	3,000	-

(1)	Dead weight tons.
(2)	Overall length.
(3)	Meters.
*	TMM DM vessel.

In November 2018, the vessel “Subsea 88” suffered an onboard fire, rendering it inoperable. The Company reported the incident to its insurance companies, Mexican authorities and the financial institution that provided the capital lease in respect of the vessel. In June 2019, the Company received the insurance proceeds for the loss of the vessel, the value of the asset was written off and the associated capital lease was terminated.

Product Tankers

Since 1992, we have provided product tanker chartering services to PEMEX and its subsidiaries for the transportation of clean and dirty petroleum products from refineries to various Mexican ports. As of December 31, 2019, the fleet we operated was comprised of four product tankers, which included one contracted with PEMEX’s subsidiary PMI, two contracted on the spot market and one without a contract.

Set forth below is information regarding the product tanker fleet as of March 31, 2020:

Vessel	Year	Flag	Hull	DWT(1)	LOA(3)(m)(4)	Beam (m)	Charterer
*Tula	2005	Mexico	DH(2)	46,911	183	32	Clearlake

(1)	Dead weight tons.
(2)	Double hull.
(3)	Overall length.
(4)	Meters.
*	TMM DM vessel.

Grupo TMM, S.A.B. and Subsidiaries

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

Parcel Tankers

Our parcel tanker business operates between Mexican and American ports in the Gulf of Mexico, transporting chemicals, vegetable and animal oils and molasses. The majority of the transported cargo is under contracts of affreightment (“COAs”) in which the customers commit the carriage of their cargo over a fixed period of time on multiple voyages, with a minimum and a maximum cargo tonnage at a fixed price. The vessel operator is responsible for the vessel, the fuel and the port expenses. Currently, our parcel tanker fleet is comprised of one owned vessel and one chartered vessel. We transported 586 thousand tons of chemical products in our parcel tankers during 2019, 595 thousand tons during 2018, and 618 thousand tons during 2017. Our primary customers for our parcel tanker services include major oil and chemical companies.

Set forth below is information regarding our parcel tankers as of March 31, 2020:

Vessel	Flag	Year	LOA	Beam	Draft	DWT(1)	Capacity M3 Total
			(m)(2)	(m)	(m)
Chemical Atlantik	Turkey	2018	145.0	21.0	11.0	15,081	15,154
Olmeca	Marshall Islands	2003	130.0	22.4	12.0	15,472	16,800
					Total	30,553	31,954

(1)	Dead weight tons.

(2)	Meters.

Harbor Towing

In January 1997, our subsidiary TMM (formerly Servicios Mexicanos en Remolcadores, S.A. de C.V.) obtained a concession to provide tugboat services in the port of Manzanillo, including port docking and navigation in and out of channels and port facilities into open waters. In December 2019, TMM sold this concession, 100% of the shares in its tugboat business subsidiary, Snekke S.A. de C.V., and the harbor tugboat “TMM Colima” to an unrelated third party. Following the sale, we exited the harbor towing business, terminating our tugboat services in Manzanillo involving the harbor tugboats “TMM Cuyutlan” and “TMM Tepalcates”, which were sold to Snekke S.A. de C.V. by TMM DM.

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

Grupo TMM, S.A.B. and Subsidiaries

Customers and Contractual Arrangements

The primary purchasers of our Maritime Operations services are multi-national oil, gas and chemical companies. These services are generally contracted for on the basis of short-term or long-term time charters, voyage charters, COAs or other transportation agreements tailored to the shipper’s requirements. In 2019, excluding customers contracted through TMM DM, our ten largest customers accounted for approximately 72% and 35% of Maritime Operations revenues and consolidated revenues, respectively.  The loss of one or more of our customers could have a material adverse effect on the results of our Maritime Operations.

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

Ports and Terminals Operations

We conduct operations at the Mexican ports of Acapulco and Tuxpan. We have been granted a partial assignment agreement of rights and obligations in respect to our operations at Tuxpan. Additionally, we own land in Tuxpan on which we are developing various terminals, including a liquid oils terminal, a citrus juice export terminal and an automobile terminal. Our concession in Acapulco and our partial assignment agreement of rights and obligations in Tuxpan give us the right of first refusal to continue operations for a second term once the term of the original contract expires. In 2019, our partial assignment agreement of rights and obligations in Tuxpan was extended for an additional 10 years. In addition, although in 2018 we received a three-year extension of our permit to conduct vessel loading and unloading at the port of Tampico, in December 2019 we decided to exercise our right to terminate the permit early at no cost in light of poor operating results in recent years. Ports and Terminals operations accounted for 11.5%, 10.9% and 5.4% of consolidated revenues in 2019, 2018, and 2017, respectively.

Grupo TMM, S.A.B. and Subsidiaries

The following table sets forth our existing port facilities and concessions:

Port	Concession	Date Awarded	Duration
Acapulco	Integral port administration	June 20, 1996	25 years (with the possibility of extension)

Tuxpan	Stevedoring services	August 4, 1999	20 years (with the possibility of successive 10-year extensions, which were exercised in 2009 and 2019, respectively).

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

In 2019, we handled 32,271 automobile exports for Volkswagen, Chrysler and Nissan to South America and Asia, reflecting a decrease of 34.0% from 2018, when we handled 48,568 automobiles at our terminal.

Acapulco is one of the main tourist ports in Mexico. During 2019, we received 29 cruise ship calls in Acapulco, representing an increase of 16.0% from 2018, when we received 25 cruise ship calls.

Tuxpan

We own approximately 1,830 acres of land in the port of Tuxpan through our wholly owned subsidiaries Prestadora de Servicios MTR, S.A. de C.V. and Services and Solutions Optimus, S. de R.L. de C.V., giving us access to a contiguous public berth where containers and general cargo can be unloaded and delivered to our terminals. In Tuxpan we handle gravel for the construction of a gas pipeline and are in the process of developing a general cargo terminal, a liquid oils terminal, a citrus juice export terminal and an automobile terminal at the site. In addition, we offer container-warehousing services at this port. In 2014, we agreed to sell our container terminal project in Tuxpan. Our remaining Tuxpan port facilities are operated through Prestadora de Servicios MTR, S.A. de C.V.

In August 2016 we announced a new venture with TransCanada and Sierra Oil & Gas to jointly develop a mid-stream infrastructure in Tuxpan as well as an inland distribution center to serve the growing demand for refined products such as gasoline, diesel and jet fuel in the central region of Mexico.  The site includes a liquid oils terminal being developed by Services and Solutions Optimus, S. de R.L. de C.V., which had been jointly owned 50% by the Company and 50% by Sierra Oil & Gas. In February 2019, we purchased the 50% interest held by Sierra Oil & Gas for US$2.6 million.  With this purchase, we acquired full ownership and control of the project and Services and Solutions Optimus, S. de R.L. de C.V. became a wholly owned subsidiary of the Company. Once completed, the liquid oils terminal should allow us to supply up to 80,000 barrels per day of refined products.

Tampico

In July 2010, we were granted a two-year permit to conduct vessel loading and unloading operations in the public berths at the port of Tampico.  In September 2012, the permit was extended for four years with the option to extend upon request, was renewed for additional one-year period in October 2016 and October 2017, and was renewed and extended for an additional three-year period in October 2018, with no penalty for early termination.  In December 2019, we elected to discontinue our operations in Tampico until the market conditions improve.

Grupo TMM, S.A.B. and Subsidiaries

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

Logistics Operations

Through TMM Logistics, S.A. de C.V. (“TMM Logistics”), a wholly owned subsidiary of Grupo TMM, we provide dedicated logistics services to major manufacturers, including automobile manufacturers, and retailers with facilities and operations throughout Mexico. The services that we provide include consulting, analytical and logistics outsourcing services, which encompass the management of inbound movement of parts to manufacturing plants consistent with just-in-time inventory planning practices; logistics network (order-cycle) analysis; logistics information process design; supply chain and logistics management; product handling and repackaging; local pre-assembly; and maintenance and repair of containers in principal Mexican ports and cities. Due to the scope of our operations, together with the extent of our experience and resources, we believe that we are uniquely positioned to coordinate the entire supply chain for our customers. This segment accounted for 18.0%, 18.8% and 9.3% of consolidated revenues in 2019, 2018, and 2017, respectively.

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

Warehousing Operations

We offer warehousing and bonded warehousing facility management services through our subsidiary, ADEMSA. ADEMSA currently operates over 277,735 square meters of warehousing space throughout Mexico, including 61,742 square meters of direct warehouse space (the largest of which is located in northern Mexico City). Due to its regulated nature, ADEMSA is one of a limited number of warehousing companies authorized by the Mexican government to provide bonded warehousing services and to issue negotiable certificates of deposit.

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
In 2019, we began an ambitious Digital Transformation Project that includes a cloud-based platform that integrates state-of-the art information systems, technology, and telecom capabilities.  To carry out the project, we hired a specialized IT team and contracted with world-class business partners, including SAP, RackSpace, Microsoft and Amazon Web Services, to develop and support a complete technology platform capable of responding to the information requirements and needs of the Company’s vision for the future. This platform includes the implementation of the most recent version of SAP s4/Hana as the backbone of the system, supporting all the administrative processes of our businesses, as well as a cloud-based platform where mobile apps have been developed through cloud microservices to bring increased efficency and control to our operations. With this system, we are able to successfully facilitate the transfer of real-time, reliable and quality information for rapid decision-making, translating into improved customer performance and satisfaction.

Competition

Maritime Operations

The Company’s primary competitors in the offshore vessel business are Tidewater de Mexico, S. de R. L. de C.V., Naviera Bourbon Tamaulipas, S.A. de C.V., Mantenimiento Express Marítimo, S.R.L., Naviera Integral, S.A. de C.V., Marinsa S.A. de C.V. and Blue Marine Technology Group, Harvey Gulf, and Hornbeck Offshore Services de Mexico S de RL de CV.

The Company’s primary competitor in the parcel tanker business is Stolt-Nielsen Transportation Group Ltd. Some other competitors in this business include Team Tankers, Ace Tankers, Eitzen and Caribbean Tankers, Inc. and Nordic Tankers.

The Company’s primary competitors in the product tanker business are Scorpio Tankers, Maersk Tankers, and PEMEX Refinación.

The primary competitors of our shipyard business are Talleres Navales del Golfo, Astilleros Mexicanos JP, Astilleros de Marina Tampico,Astilleros de Marina Coatzacoalcos, and Reparaciones Navales Zavala S.A. C.V.

Grupo TMM, S.A.B. and Subsidiaries

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

Ports and Terminals Operations

The Company’s key competitors in its ports business are Hutchinson Ports, SSA Mexico and Amports.

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

Grupo TMM, S.A.B. and Subsidiaries

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

Grupo TMM, S.A.B. and Subsidiaries

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

Grupo TMM, S.A.B. and Subsidiaries

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

In August 2014, SENER and CNH announced the results of PEMEX’s “round zero” lease allocation, awarding PEMEX approximately 83% of Mexico’s proven and probable (2P) reserves and 21% of its prospective resources. In connection with the energy reforms, SENER released a five-year oil and gas tender plan (2015 – 2019), which was intended to showcase the Mexican government’s strategy for revitalizing the domestic oil and gas sector and maximize interest from industry participants in future tenders. “Round one”, which consisted of four phases that took place in July, September, and December 2015 and December 2016, respectively, awarded to various international oil and gas companies the right to conduct oil and gas operations in shallow water exploration and production areas, onshore production areas and deepwater exploration areas. “Round two”, which began in June 2017, was divided into four tenders, the first of which involved the award of production sharing contracts, while the following three rounds involved the award of license contracts. “Round three” began in September 2017 and consisted of three tenders, the first of which involved the award of production sharing contracts, with the following two rounds featuring license contracts. Additionally, there are the so-called “farmouts” in which PEMEX will conduct oil and gas operations jointly with a third party, either to increase production, share risks, obtain geological information or access new technology. Farmouts were scheduled to be divided into four tenders, the first of which resulted in the signing of a license contract in March 2017. The bidding process for the remaining farmout tenders began in 2017 and resulted in two license contracts signed in March 2018. As of the date of this Annual Report, CNH has not published new calls for bids and has not released an update of the five-year tender plan.  At a press conference held on January 24, 2020, the head of SENER stated that the Mexican government had no plans to conduct further tenders aimed at increasing oil and gas production.

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

Grupo TMM, S.A.B. and Subsidiaries

Mexican Tax Reforms

During the 2018 fiscal year, the Mexican government, through the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público), announced certain new federal tax provisions. These include provisions allowing taxpayers to offset accrued amounts only against contributions those taxpayers must pay on their own liabilities, provided both derive from the same federal tax, including ancillary charges.  This change eliminates the ability of taxpayers to offset accrued amounts against withholdings by third parties or against taxes other than the one to be offset. The changes which were included in the Federal Tax Code effective January 1, 2020.

On October 30, 2019, the Mexico’s Congress approved various amendments to different federal tax provisions. Key changes include:

•
The tax authorities are empowered to presume, during the exercise of their powers of verification, that legal acts lack a business reason when they generate tax benefits, directly or indirectly, which are greater than the reasonably expected economic benefit.

•
The deferral in the deduction of net interests, up to 30% of the adjusted tax profit determined per year, to be deducted up to a period of 10 fiscal years following the one in which they have not been deducted, provided that accrued interests exceed $20 million.

•	An increase in the income tax withholding rate, on interests earned through the financial system, from 1.04% to 1.45%.

We cannot predict the full impact that the changes described above will have on our business, financial condition and results of operations upon implementation, including the effect on our business of higher costs due to additional compliance measures. Our initial assessments indicate that the changes will increase our income tax base in the coming years, primarily as a result of the new limitations on tax deductions. In addition, we cannot predict the indirect impact that this legislation could have on our customers and shareholders. It is possible that our shareholders may be required to pay more taxes than they would have paid prior to the implementation of the tax reforms.

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

Grupo TMM, S.A.B. and Subsidiaries

Organizational Structure

We hold a majority of the voting stock in each of our subsidiaries. The most significant subsidiaries, as of March 31, 2020, include:

Name	Country of Incorporation	Ownership Interest	Voting Interest
Administración Portuaria Integral de Acapulco S.A. de C.V. (Ports)*	Mexico	51%	51%
Autotransportación y Distribución Logística, S.A. de C.V. (Logistics)	Mexico	100%	100%
TMM Logistics, S.A. de C.V. (Logistics)	Mexico	100%	100%
Transportación Marítima Mexicana, S.A. de C.V. (Product and parcel tankers, offshore vessels, harbor tugboat operations, and shipping agencies)	Mexico	100%	100%
Prestadora de Servicios MTR, S.A. de C.V. (Ports)	Mexico	100%	100%
Operadora Portuaria de Tuxpan, S.A. de C.V. (Ports)	Mexico	100%	100%
Services and Solutions Optimus, S. de R.L. de C.V. (Ports)	Mexico	100%	100%
Administradora Marítima TMM, S.A.P.I. de C.V. (Ports)	Mexico	100%	100%
TMM Parcel Tankers, S. A. de C. V. (Tanker vessels)	Mexico	100%	100%
Almacenadora de Deposito Moderno, S. A. de C. V. (Warehousing)	Mexico	100%	100%
Inmobiliaria Dos Naciones, S. R. L. de C. V. (Shipyard)	Mexico	100%	100%

(*)	Less than wholly owned by the Company.

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

Concession Rights and Related Assets as summarized below:

	Years Ended December 31,
	2019	2018	Estimated Amortization Life (Years)
	(in thousands of Pesos)
API Acapulco	$94,607	$94,607	9
Tugboats in the port of Manzanillo	-	30,266	*
	94,607	124,873
Accumulated amortization	(88,931)	(115,414)
Concession rights and related assets – net	$5,676	$9,459

(*)  Fully amortized.

Grupo TMM, S.A.B. and Subsidiaries

Property, Vessels and Equipment are summarized below:

	Years Ended December 31,
	2019	2018	Estimated Total Useful Lives (Years)
	(in thousands of Pesos)
Vessels	$214,938	$782,673	25
Shipyard	232	275	40
Drydocks (major vessel repairs)	15,180	41,611	2.5
Buildings and installations	299,660	238,901	20 and 25
Warehousing equipment	205	255	10
Computer equipment	456	581	3 and 4
Terminal equipment	26,035	7,390	10
Ground transportation equipment	5,027	5,366	4, 5 and 10
Other equipment	10,892	7,079
	$572,625	$1,084,131
Land	1,597,923	1,146,252
Construction in progress	114,872	83,054
Total Property, Vessels and Equipment—net	$2,285,420	$2,313,437

On March 31, 2014, the Company, through its subsidiary IDN, entered into a “sale and leaseback” arrangement with UNIFIN Financiera, S.A.P.I. de C. V., SOFOM E.N.R. (“UNIFIN”) whereby IDN sold to UNIFIN the floating dry-dock “ARD-10”, the floating dry-dock “ABDF 2”, and the towing vessel “Catherine M” for an amount of approximately $55.6 million. At the same time, IDN and UNIFIN entered into a four-year operating leasing arrangement for the three assets in order to maintain their ability to operate and generate income.  In 2018, the Company repurchased the floating dry-dock “ARD-10” and the towing vessel “Catherine M” from UNIFIN, and IDN extended the operating lease of the floating dry-dock “ABDF 2” by two years.  In April 2020, IDN and UNIFIN entered into an additional four-year extension of the “ABDF 2” operating lease.

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

Since January 1, 2014, the Company has applied the revaluation model for its assets in accordance with IAS 16 “Property, Plant and Equipment”. The revalued amounts for the majority of its assets are determined at market values calculated by professional appraisers, with the values of certain vessels determined using other valuation techniques. As a result, in December 2019, the Company recognized a gain on revaluation of assets of $379.4 million, while in December 2018, the Company recognized a loss on revaluation of vessels of $161.4 million. See Notes 4.7 and 25 of the Audited Consolidated Financial Statements contained elsewhere herein.

In November 2018, the offshore vessel “Subsea 88” suffered an onboard fire, rendering it inoperable.  The Company reported the incident to its insurance companies, Mexican authorities and the financial institution that provided the capital lease in respect of the vessel.  In June 2019, the Company received the insurance proceeds for the loss of the vessel, the value of the asset was written off and the associated capital lease was terminated.

In June 2019, we entered into a financing agreement with PNC Bank, N.A. to acquire an RTG crane to replace the the crane used in our automotive sector operations at Aguascalientes. Pursuant to the agreement, the Company received loan proceeds in the amount of US$860,000 (approximately 85% of the purchase price of the crane), at a fixed rate of 4.40% per annum, with semiannual payments of principal and interest, and maturing in July 2024.

In December 2019, our subsidiary TMM sold its concession to provide tugboat services in the port of Manzanillo to an unrelated third party together with 100% of the shares in its tugboat business subsidiary, Snekke S.A. de C.V.., and the harbor tugboat “TMM Colima”.

As of December 31, 2019, one vessel has been pledged to secure our obligations under a financing arrangement with ACT Maritime, LLC., while one RTG crane has been pledged to secured our obligations under the financing agreement with PNC Bank, N.A.. In addition, three properties have been pledged to secure our obligations under our lines of credit with Banco Autofin and Banco del Bajio.

Grupo TMM, S.A.B. and Subsidiaries

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

Over the last few years, we have made and continue to make significant changes to our business, including:

•
COVID-19 crisis actions. In response to the recent financial instability resulting from the COVID-19 pandemic, we have taken a number of actions to strengthen our business, ensure the integrity of our financial reporting and audit processes, and protect the health and safety of our employees and the communities in which we operate.  See Item 4. “Information on the Company — Recent Developments – COVID-19 Pandemic” and “Information on the Company – Business Strategy.”

•
Termination of Tugboats Business. In December 2019, we exited the harbor towing business following the sale by our subsidiary TMM of its concession to provide tugboat services in the port of Manzanillo to an unrelated third party.  As part of the transaction, TMM also sold 100% of the shares in its tugboat business subsidiary, Snekke S.A. de C.V., and the harbor tugboat “TMM Colima”.  See Item 4. “Information on the Company — Recent Developments – Termination of Tugboats Business in the Port of Manzanillo.”

•
Acquisiton of an RTG Crane. In June 2019, we entered into a financial agreement with PNC Bank, N.A. to acquire an RTG crane to replace the the crane used in our operation for the automotive industry at Aguascalientes. See Item 4. “Information on the Company — Recent Developments – RTG Crane Acquisition.”

•
Corporate restructuring to improve our debt profile. In December 2017, we restructured our Maritime Operations to decrease our consolidated debt and improve our debt profile by transferring 85% of the shares of our wholly owned subsidiary, TMM DM, an owner and operator of supply vessels and tankers , to the holders of certificates issued by TMM DM under our Trust Certificates Program.  As a result of the transfer, we no longer exercise control over TMM DM and our financial statements no longer include TMM DM’s assets, liabilities, and income (loss). This should allow us to reduce our comprehensive financing cost by approximately 90%, improving our debt to capital ratio and providing us with greater free cash flow.  Going forward, we will continue to operate TMM DM’s vessel fleet pursuant to a maritime services contract under which we will be paid a service fee based on the revenues generated by the vessels and their operating costs. The contract does not include a non-compete restriction, allowing us to continue our efforts to expand our existing fleet and develop new maritime business. See Item 4. “Information on the Company — Recent Developments – Spin-off of TMM DM.”

•
Enhancing our Maritime Operations: We have strengthened and streamlined our Maritime Operations in recent years, developing the business into our most profitable segment. We remain focused on expanding our Maritime Operations to add specialized vessels to our fleet in order to meet market requirements for new generation vessels with higher-rated and deeper-water capabilities. In addition, we have continued our efforts to diversify our customer base in the product tankers and offshore vessels segments, as well as implemented a strategic cost reduction plan to offset some of the instability in the oil industry. See Item 4. “Information on the Company — Business Strategy – Expansion and Improvement of our Maritime Operations.”

Grupo TMM, S.A.B. and Subsidiaries

•
Developing our shipyard operations in the port of Tampico: We continue to develop our shipyard operations in the port of Tampico, where we provide ship repair and drydock services to more than 30 vessels per year, of which approximately 29% have been vessels we operate, which has reduced our vessel maintenance and repair costs. In the long term, we expect to have the capacity to be able to build vessels at the shipyard, enabling us to compete to satisfy the expected demands of PEMEX and future customers for new offshore vessels. See Item 4. “Information on the Company — Business Strategy – Expansion and Improvement of our Maritime Operations.”

•
Commencement of bulk carrier service: In August 2017, we started to transport unpackaged commodities such as steel between South America, the Caribbean and Mexico in specialized ships called bulk carrier vessels. See Item 4. “Information on the Company — Recent Developments – Commencement of Bulk Carrier Service.”

•	Expansion of our stevedoring services at Tuxpan: In June 2018, our stevedoring service began handling gravel at the port of Tuxpan for use in connection with the construction of a gas pipeline.

•
Developing a liquid oils terminal at the port of Tuxpan: We continue developing storage and transportation infrastructure to serve the growing demand for refined products, including through our acquisition of 100% of the shares of Services and Solutions Optimus S. de R.L. de C.V., which is developing a liquid oils terminal at the port of Tuxpan,. The Mexican Energy Reforms include refined products liberalization, which should result in new mid-stream infrastructure to meet the demand for gasoline and diesel imports. The liquid oils terminal should help us capitalize on current and future demand for gasoline and diesel imports, which currently account for more than 55% of domestic consumption. See Item 4. “Information on the Company — Business Strategy – Expansion of our Ports and Terminals Operations.”

•
Developing other terminals: We continue to own approximately 720 hectares in Tuxpan through our wholly owned subsidiary, Prestadora de Servicios MTR, S.A. de C.V., on which we are developing a general cargo terminal, a citrus juice export terminal and an automobile terminal.

•
Reducing our corporate overhead: Over the last few years, we have significantly reduced our operating costs by reducing our corporate executive headcount through the elimination of redundant functions and the transfer of certain employees to other business areas within the Company. For 2020, we aim to optimize the size of our corporate staff as necessary to implement our business strategy.

•
Introducing digital technology: We continue to enhance our technology and information systems through our Digital Transformation Project, a cloud-based platform that integrates state-of-the art information systems, technology, and telecom capabilities. The platform features the most recent version of SAP s4/Hana as the backbone of the system, supporting all the administrative processes of our businesses, as well as a cloud-based platform where mobile apps have been developed through cloud microservices to bring increased efficency and control to our operations. With this system, we are able to successfully facilitate the transfer of real-time, reliable and quality information for rapid decision-making, translating into improved customer performance and satisfaction.  See Item 4. “Information on the Company — Recent Developments – Digital Transformation Project” and “Information on the Company – Systems and Technology.”

•
Sale of certain subsidiaries: We have sold certain non-strategic subsidiaries in an effort to streamline our operations and reduce operating costs. During 2015, we sold various non-strategic subsidiaries, including Desarrollo Comercial Polo S.A.P.I. de C.V., Proserpec Servicios Administrativos S.A.P.I. de C.V., RRLC S.A.P.I. de C.V., Munray Services, S.A.P.I. de C.V., Nicte Inmobiliaria S.A.P.I. de C.V., Promotora Satuiza, S.A.P.I. de C.V. and Grupo Chant S.A.P.I. de C.V. to unrelated third parties for a total gain on sale of $185.3 million. During 2016 we did not sell any subsidiaries. During 2017, we sold various non-strategic subsidiaries, including Dibacar Servicios, S.A.P.I. de C.V., Darcot Services, S.A. de C.V., Logística Asociada a su Negocio, S.A. de C.V., STK Logistics, S.A. de C.V., Logística en Administración y Construcciones EDAC, S.A. de C.V. to unrelated third parties for a total loss on sale of $273.0 million. During 2018, we sold 100% of the shares of the subsidiaries Impact Engine, S.A. de C.V., Talocaan Services, S.A. de C.V., and Ditermax Corporate, S.A. de C.V. to an unrelated third party. Finally, during 2019, we sold 100% of the shares of the subsidiaries Bamorau Servicios S.A.P.I. de C.V. and Snekke S.A. de C.V. related to the tugboats business to unrelated parties for a total gain on sale of $279.7 million.

Grupo TMM, S.A.B. and Subsidiaries

•
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

General

Set forth below is a summary of the results of operations:

	Year Ended December 31,
	2019	2018	2017
	(in millions of Pesos)
Consolidated Transportation Revenues
Maritime Operations	$868.5	$909.5	$1,951.3
Ports and Terminals Operations	169.8	166.0	134.2
Logistics Operations	265.5	286.6	229.5
Warehousing Operations	171.9	161.0	149.9
Total	$1,475.7	$1,523.1	$2,464.9
Income (Loss) on Transportation (1)
Maritime Operations	$150.0	$122.5	$24.0
Ports and Terminals Operations	31.8	49.3	10.3
Logistics Operations	13.6	35.5	34.0
Warehousing Operations	(2.4)	(5.7)	(31.6)
Shared corporate costs	(214.1)	(206.0)	(214.6)
Total	$(21.1)	$(4.4)	$(177.9)

(1) Income on Transportation includes loss on revaluation of vessels in 2017 for $39.3 million

Grupo TMM, S.A.B. and Subsidiaries

Fiscal Year ended December 31, 2019 Compared to Fiscal Year ended December 31, 2018

Revenues from operations for the year ended December 31, 2019 were $1,475.7 million compared to $1,523.1 million for the year ended December 31, 2018.

	Consolidated Transportation Revenues (in millions of Pesos) Years Ended December 31,
	2019	% of Net Revenues	2018	% of Net Revenues	Y2019 vs. Y2018 % Change
Maritime Operations	$868.5	58.9%	$909.5	59.7%	(4.5)%
Ports and Terminals Operations	169.8	11.5%	166.0	10.9%	2.3%
Logistics Operations	265.5	18.0%	286.6	18.8%	(7.4)%
Warehousing Operations	171.9	11.6%	161.0	10.6%	6.8%
Total	$1,475.7	100.0%	$1,523.1	100.0%	(3.1)%

Maritime Operations

Maritime Operations’ revenues decreased 4.5% to $868.5 million in 2019 compared to $909.5 million in 2018 and represented 58.9% of our total net income. The reduction in revenue is mainly attributable to decreased revenues in the offshore segment and the reduction of the management fee payable under our maritime services contract with TMM DM, partially offset by a greater proportion of high value repairs in our shipyard business.

Ports and Terminals Operations

Ports and Terminals Operations’ revenues increased 2.3% to $169.8 million for the year ended December 31, 2019 compared to $166.0 million for the year ended December 31, 2018, and accounted for 11.5% of total net revenues. This increase is mainly due to the operation of gravel handling by our stevedoring services at the port of Tuxpan as well as an increase of vessels attended through our shipping agency business, partially offset by a decrease in automotive exports at the port of Acapulco.

Logistics Operations

Logistics Operations’ revenues decreased 7.4% to $265.5 million in 2019 compared to $286.6 million in 2018 and accounted for 18.0% of total net revenues. This decrease was mainly due to a significant decrease of exports in the port of Veracruz, which affected the operations in our maintenance and repair of containers business.

Warehousing Operations

Warehousing Operations’ revenues increased 6.8% to $171.9 million in 2019 compared to $161.0 million in 2018 and accounted for 11.6% of total net revenues. This increase as primarily due to our client diversification strategy and focus on servicing key clients.

Income on Transportation

Income on transportation reflects revenues on transportation less operating costs and expenses. References to operating income in this Annual Report refer to income on transportation, plus/minus the effect of other income (expenses) as presented in the Financial Statements included elsewhere in this Annual Report. Total costs and expenses for the year ended December 31, 2019 decreased 2.0% to $1,496.8 million from $1,527.4 million for the year ended December 31, 2018. This decrease was mainly attributable to a decrease of 31.2%, or $136.0 million, in leases and other rents, a decrease of 6.8%, or $24.9 million in salaries, wages and employee benefits, partially offset by an increase of 127.8%, or $102.6 million, in depreciation, amortization and revaluation loss. Operating income increased 116.5%, or $212.8 million for the year ended December 31, 2019 from an operating income of $98.3 million for the year ended December 31, 2018.  The increase is primarily due to gains of $255.1 million and $24.6 million on the sales of the subsidiaries Snekke, S.A. de C.V. and Bamorau Servicios, S.A.P.I. de C.V., respectively.

Grupo TMM, S.A.B. and Subsidiaries

The following table sets forth information concerning the Company’s operating income on transportation by business segment for the years ended December 31, 2019 and 2018, respectively.

	Grupo TMM Operations Income on Transportation (1)(2) (in millions of Pesos) Year Ended December 31,
	2019	2018	Y2019 vs. Y2018 % Change
Maritime Operations	$150.0	$122.5	22.4%
Ports and Terminals Operations	31.8	49.3	(35.5)%
Logistics Operations	13.6	35.5	(61.7)%
Warehousing Operations	(2.4)	(5.7)	(57.9)%
Shared Corporate Costs	(214.1)	(206.0)	3.9%
Total	$(21.1)	$(4.4)	379.5%

(1)
Income on Transportation reflects revenues on transportation less operating costs and expenses. References to “Operating Income” in this Annual Report refer to Income on Transportation, plus/minus the effect of “Other Income (Expense) – Net” as presented in the accompanying Audited Consolidated Financial Statements.

(2)
To better reflect Grupo TMM’s corporate costs, human resources and information technology costs are allocated separately to each business unit in accordance with their use. Income on transportation includes the following allocated total administrative costs: In 2019: $11.6 million in Ports and Terminals Operations, $5.9 million in Maritime Operations and $173.1 million in shared corporate costs. Income on transportation includes the following allocated total administrative costs: In 2018: $13.8 million in Ports and Terminals Operations, $12.7 million in Maritime Operations and $198.4 million in shared corporate costs.

Maritime Operations

Maritime Operations’ operating income for the year ended December 31, 2019 increased to $150.0 million compared to $122.5 million for the year ended December 31, 2018, after deducting $5.9 million of administrative costs in 2019 compared with $12.7 million of such costs in 2018.  The increase in income was mainly due to improved results in our shipyard business and cost reductions in our offshore business due to the divestment of one vessel in second quarter of 2018, which were partially offset by a reduction in the management fee payable under our maritime services contract with TMM DM.

Ports and Terminals Operations

Ports and Terminals Operations’ operating income for the year ended December 31, 2019 decreased to $31.8 million compared to $49.4 million for the year ended December 31, 2018, after deducting $11.6 million of administrative costs in 2019 compared to $13.8 million of such costs in 2018. This decrease is mainly due to a decrease in the volume of automobile exports from the port of Acapulco.

Logistics Operations

Logistics Operations operating income for the year ended December 31, 2019 decreased to $13.6 million, compared to $35.5 million for the year ended December 31, 2018. This decrease is mainly due to the reduced operating results from the maintenance and repair of containers business in the port of Veracruz attributable to lower container export volumes.

Warehousing Operations

Warehousing Operations’ operating loss in the year ended December 31, 2019 decreased to $2.4 million, compared to $5.7 million for the year ended December 31, 2018. This improvement was primarily due to lower costs and expenses and an increase in warehousing service revenues as a result of our client diversification strategy and focus on servicing key clients.

Grupo TMM, S.A.B. and Subsidiaries

Net Financing Cost

	(in millions of Pesos) Year Ended December 31,
	2019	2018	Y2019 vs. Y2018 % Change
Interest income	$5.1	$9.1	(44.0)%
Interest expense
Interest in leases	$70.2	$-	-
Interest on other loans	69.8	80.6	(13.4)%
Amortization of expenses associated with other loans	1.6	2.2	(27.3)%
Other financial expenses	5.3	2.1	152.4%
Subtotal	$146.9	$84.9	73.0%
Gain (loss) on exchange, net	$24.9	$5.9	322.0%
Net financing cost	$116.9	$69.9	67.2%

Net financing cost recognized during the year ended December 31, 2019 was a $116.9 million debit compared to a $69.9 million debit incurred during the year ended December 31, 2018. The net financing cost in 2019 included net exchange gain of $24.9 million and in 2018 included a net exchange gain of $5.9 million as a result of fluctuations in the relative value of the Peso against the Dollar. Interest expense increased $59.4 million in 2019 as a result of the addition of operating lease interest in accordance with the adoption of IFRS 16.

Other Income – Net

	(in millions of Pesos) Year Ended December 31,
	2019	2018	Y2019 vs. Y2018 % Change
Other income – net	$233.9	$102.6	128.0%

Other income – net for the year ended December 31, 2019 was $233.9 million, including a gain of $279.7 million on the sale of subsidiaries, which was partially offset by a loss of $18.9 million attributable to the cancellation of projects and $16.6 million of recoveries of taxes paid in prior years, net of expenses for recovery. Other income – net for the year ended December 31, 2018 was $102.6 million, including a gain of $ 111.5 million on the sale of subsidiaries, which was partially offset by  a loss of $5.6 million attributable to the cancellation of projects.

Income Tax Expense

	(in millions of Pesos) Year Ended December 31,
	2019	2018	Y2019 vs. Y2018 % Change
Income tax expense	$64.6	$4.8	1,245.8

In the year ended December 31, 2019, only income tax expense is included, resulting in a provision for income tax expense of $64.6 million compared to a provision for income tax expense of $4.8 million in the year ended December 31, 2018. During the 2019 financial year, we reached a partial payment agreement with the Tax Administration Service regarding a tax credit that had been determined for the 2010 financial year.  Under the agreement, we will pay $2.6 million over a 36-month period beginning November 2019.

Grupo TMM, S.A.B. and Subsidiaries

Non-controlling Interest

	(in millions of Pesos) Year Ended December 31,
	2019	2018	Y2019 vs. Y2018 % Change
Non-controlling interest	$(0.8)	$4.5	(117.8)%

Non-controlling interest decreased to a loss of $0.8 million for the year ended December 31, 2019, from an income of $4.5 million for the year ended December 31, 2018. The decrease is largely attributable to a decrease in income at API Acapulco, the company that runs our Acapulco operations, in which we have a non-controlling interest.

Net Income (Loss) for the year attributable to stockholders of Grupo TMM

	(in millions of Pesos) Year Ended December 31,
	2019	2018	Y2019 vs. Y2018 % Change

Net Income (Loss) for the year attributable to stockholders of Grupo TMM	$32.1	$19.0	68.9%

In the year ended December 31, 2019, we recognized net income of $32.1 million, or $0.3 per Share. In the year ended December 31, 2018, we recognized net income of $19.0 million, or $0.2 per Share.

Fiscal Year ended December 31, 2018 Compared to Fiscal Year ended December 31, 2017

For a comparison of our operating results for the fiscal year ended December 31, 2018 to our operating results for the fiscal year ended December 31, 2017, see Item 5. “Operating and Financial Review and Prospects—Fiscal Year ended December 31, 2018 Compared to Fiscal Year ended December 31, 2017” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2018.

Critical Accounting Policies

Our Financial Statements have been prepared in accordance with the IFRS as issued by the IASB.

We have identified certain key accounting policies on which our financial condition and results of operations are dependent. These key accounting policies most often involve complex matters, may be based on estimates and involve a significant amount of judgment. In the opinion of our management, our critical accounting policies under IFRS are those related to revenue recognition, translation to a foreign currency, valuation of property and vessels, deferred income taxes, labor obligations and impairment of long-lived assets. For a full description of all of our accounting policies, see Note 4 to the accompanying Audited Consolidated Financial Statements contained elsewhere herein.

Revenue Recognition. The Company follows a five-step process when determing whether to recognize revenue:

•	Identifying the contract with a customer;

•	Identifying the performance obligations;

•	Determining the transaction price;

Grupo TMM, S.A.B. and Subsidiaries

•	Allocating the transaction price to the performance obligation; and

•	Recognizing revenue when/as performance obligations are satisfied.

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

Translation of Foreign Currency. For the years ended December 31, 2019, 2018, 2017, 2016 and 2015, the Company’s functional and reporting currency is the Mexican peso. Foreign currency transactions entered into by a Company subsidiary are translated into the functional currency of the subsidiary, using the spot exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the measurement of monetary items denominated in foreign currency at year-end exchange rates are recognized in profit or loss.

Non-monetary items are not retranslated at year-end and are measured at historical cost (translated using the exchange rates at the transaction date), except for non-monetary items measured at fair value which are translated using the exchange rates at the date when fair value was determined.

Valuation of Land, Buildings, and Vessels. The value of land and buildings used in the Company’s operations are determined by external professional appraisers every three years, and in some cases earlier if market factors indicate a significant change in the fair value of the property. The latest revaluation of the Company’s land and buildings took place in December 2019. The value of the Company’s vessels are generally determined using market values calculated by external professional appraisers, although certain vessels may be valued using other valuation techniques. Restatements of vessel values are conducted when the market values are found to differ significantly from their carrying value. The latest revaluation of the Company’s vessels took place as of December 31, 2019.

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

Financial assets are classified into the following categories upon initial recognition:

•	Amoritzed cost;

•	Fair value through profit or loss (“FVTPL”); and

Grupo TMM, S.A.B. and Subsidiaries

•	Fair value through other comprehensive income (“FVOCI”).

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

Recognition of credit losses considers a broader range of information when assessing credit risk and measuring expected credit losses, including past events, current conditions, reasonable and supportable forecasts that affect the expected collectability of the future cash flows of the instrument.

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

Classification and measurement of financial liabilities

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

Grupo TMM, S.A.B. and Subsidiaries

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

Recent Accounting Pronouncements

New and revised standards that are effective for annual periods beginning on or after 1 January 2019

IFRS 16 “Leases”

IFRS 16 “Leases” replaces IAS 17 “Leases” and three related interpretations. It completes the IASB’s long-running project to overhaul lease accounting. The adoption of IFRS 16 has resulted in the Company recognizing a right-of-use asset and the related lease liability in connectin with all former operating leases, except those identified as low value or with a remaining lease term of less than 12 months from the date of initial application.
The Company adopted IFRS 16 using the standard’s modified retrospective approach, as well as the alternative option of valuing the right-of-use asset in an amount equal to the lease liability as of January 1, 2019, the date of adoption. Pursuant to the foregoing, no effect was required to be recognized for adopting this standard in the opening balance of accumulated losses. Finally, prior periods were not required to be restated.
On transition, for leases previously accounted for as operating leases with a remaining lease term of less than 12 months and for leases of low-value assets, the Company applied the optional exemptions to not recognise right-of-use assets but to account for the lease expense on a straightline basis over the remaining lease term.
On transition to IFRS 16 the weighted average incremental borrowing rate applied to lease liabilities recognised under IFRS 16 was 11.1%.  Further details of the transition to IFRS 16, including a reconciliation of total operating lease commitments at December 31, 2018 to the lease liabilities recognized at January 1, 2019, are set forth in Note 3.1 to the accompanying Audited Consolidated Financial Statements contained elsewhere herein.

Grupo TMM, S.A.B. and Subsidiaries

Standards, amendments and interpretations to existing standards that are not yet effective and have not been adopted early by Grupo TMM

At the date of authorisation of our consolidated financial statements, certain new but not yet effective standards, amendments to existing standards, and interpretations have been published by the International Accounting Standard Board (“IASB”) and have not been adopted early by the Company.

Management anticipates that all relevant pronouncements will be adopted in the Company’s accounting policies for the first period beginning after the effective date of the pronouncement. New standards, interpretations and amendments not adopted in the current year are not expected to have a material impact on our consolidated financial statements.

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

In addition, the Company notes that its financial statements present its debt obligations and liabilities associated with our long-term operating leases on a consolidated basis; however 38.6% of the Company’s debt as of December 2019 was held directly by its subsidiaries, each of which services its own debt out of its operating income. Management believes that these factors will enable the Company to remain current in its debt repayments notwithstanding the Mexican Law restriction on the distribution of profits by subsidiaries described below.

As of December 31, 2019, the debt obligations and liabilities associated with our long-term operating leases at each of the Company’s subsidiaries were as follows:

(in millions of Pesos)

Grupo TMM, S.A.B.$	$518.8
TMM Logistics, S.A. de C.V.	120.8
TMM Parcel Tankers, S.A. de C.V.	73.4
Almacenadora de Deposito Moderno, S.A. de C.V.	73.1
Transportación Maritima Mexicana, S.A. de C.V.	56.9
Inmobiliaria Dos Naciones, S.de R. L de C.V.	2.3
Total	$845.3

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

As of March 31, 2020, our total debt amounted to $359.3 million, which includes $193.6 million of bank debt owed to several different banks and financial institutions, $73.0 million owed to non-institutional lenders and $92.7 million of liabilities associated with our long-term operating leases, primarily the lease of our corporate headquarters; of this debt, $182.8 million is short-term debt, and $176.5 million is long-term debt. Under IFRS, transaction costs in connection with financings are required to be presented as a part of debt. Further, following the January 1, 2019 adoption of IFRS 16, liabilities associated with operating leases are presented as a part of debt unless the lease term is for 12 months or less or the underlying asset is of low value.

Grupo TMM, S.A.B. and Subsidiaries

As of December 31, 2019, our total debt amounted to $845.3 million, which includes $201.1 million of bank debt owed to several different banks and financial institutions, $56.8 million owed to non-institutional lenders and $587.4 million of liabilities associated with our long-term operating leases, primarily the lease of our corporate headquarters; of this debt, $199.8 million is short-term debt, and $645.5 million is long-term debt.

As of December 31, 2019 and March 31, 2020, we were in compliance with all of the restrictive covenants contained in our financing agreements.

Our total shareholders’ equity in 2019, including non-controlling interest in consolidated subsidiaries, was $2,422.8 million, resulting in a debt-to-equity ratio of 0.35.

On January 11, 2008, in order to refinance the acquisition of ADEMSA, Grupo TMM closed a financing agreement in the amount of US$8.5 million (approximately $160.4 million) with a term of seven years, at a fixed rate of 8.01% with semi-annual payments of principal starting on January 2010 and semi-annual interests payments. The Company refinanced the payment schedule extending the maturity of this line of credit to December 2019, which was fully paid at maturity.

In November 2013, Grupo TMM (through its subsidiary Transportación Marítima Mexicana, S.A. de C.V.) obtained a line of credit in US dollars of up to US$10.8 million (approximately $203.8 million) to finance the acquisition of the vessel “Subsea 88” through a capital lease at a fixed rate with monthly principal and interest payments, In November 2018, the vessel “Subsea 88” suffered an onboard fire, rendering it inoperable.  The Company reported the incident to its insurance companies, Mexican authorities and the financial institution that provided the capital lease in respect of the vessel. In June 2019, the Company received the insurance proceeds for the loss of the vessel, the value of the asset was written off and the associated capital lease was terminated. See “—Capital Leases” below.

 As of March 31, 2020, we had net working capital (current assets less current liabilities) of $471.3 million. We had net working capital of $476.6 million, $404.9 million and $270.0 million, as of December 31, 2019, December 31, 2018, and December 31, 2017, respectively. The decrease in net working capital from December 31, 2019 to March 31, 2020 was primarily attributable to an increase in accounts payable associated with our shipping agencies business. The increase in net working capital from December 31, 2018 to December 31, 2019 was primarily due to an increase in our cash and cash equivalents from the sale of the Manzanillo harbor tug service concession and related tugboat business assets. The increase in net working capital from December 31, 2017 to December 31, 2018 was primarily due to a decrease in our outstanding debt, as we retired our outstanding credit lines with DVB Bank America, N.V. Although we continue to look for ways to improve our debt profile in order to reduce our financing costs and improve the flows available for investment, we believe our financial resources, including the cash expected to be generated by our subsidiaries, is sufficient to meet our present liquidity and working capital needs.  See “—Executive Overview – COVID 19 crisis actions” above.

Information on Cash Flows

Summary cash flow data for the years ended December 31, 2019, 2018 and 2017 is as follows:

	Years Ended December 31,
	2019	2018	2017
	(in million of Pesos)
Operating activities	$(40.0)	$54.9	$356.9
Investing activities	573.9	116.6	(193.7)
Financing activities	(329.9)	(314.2)	(581.7)
Currency exchange effect on cash	(6.1)	(0.6)	(20.8)
Net increase (decrease) in cash and cash equivalents	197.9	(143.3)	(439.3)
Cash and cash equivalents at beginning of year	278.8	422.1	861.4
Cash and cash equivalents at end of year	$476.7	$278.8	$422.1

For the year ended December 31, 2019, the Company’s consolidated cash position increased by approximately $197.9 million from the year ended December 31, 2018. This increase was mainly attributable to the sale of the Manzanillo harbor tug service concession and related tugboat business assets.

Grupo TMM, S.A.B. and Subsidiaries

For the year ended December 31, 2018, the Company’s consolidated cash position decreased by approximately $143.3 million from the year ended December 31, 2017. This decrease was mainly attributable to continued low levels of activity in the oil industry during 2018, as PEMEX, our principal customer, continued its reduced demand for our vessels services during the year and continued to extend payment terms for those services.

For the year ended December 31, 2017, the Company’s consolidated cash position decreased by approximately $439.3 million from the year ended December 31, 2016, including a decrease of $212.3 million for cash and cash equivalents from loss of control of TMM DM. This decrease was mainly attributable to the loss of control of TMM DM, as well as low levels of activity in the oil industry during 2017.  PEMEX, our principal customer, had a reduced demand for our vessels services during the year and delayed its payments for those services.

Our Cash Flows from Operating Activities

Net cash flows used by operating activities amounted to $40.0 million in the year ended December 31, 2019 compared to $55.0 million provided in the year ended December 31, 2018. This decrease was mainly attributable to reduced operating results from the maintenance and repair of containers business in the port of Veracruz attributable to lower container export volumes, as well as a decrease in automobile export volumes from the port of Acapulco.

Net cash flows provided by operating activities amounted to $55.0 million in the year ended December 31, 2018 compared to $356.9 million in the year ended December 31, 2017. This decrease was mainly attributable to the loss of control of TMM DM, as well as continued low levels of activity in the oil industry during 2018. PEMEX, our principal customer, continued its reduced demand for our vessels services during the year and continued to extend payment terms for those services.

Net cash flows provided by operating activities amounted to $356.9 million in the year ended December 31, 2017 compared to $586.0 million in the year ended December 31, 2016. This decrease was mainly attributable to the loss of control of TMM DM, as well as continued low levels of activity in the oil industry during 2017. PEMEX, our principal customer, had a reduced demand for our vessels services during the year and delayed its payments for those services.

The following table summarizes cash flows from operating activities for the periods indicated:

	Years Ended December 31,
	2019	2018	2017
	(in million of Pesos)
Income before provision for income taxes	$95.9	$28.3	$1,846.3
Gain from the loss of control of TMM DM	-	-	(3,458.5)
Depreciation and amortization and other amortization	184.6	85.5	647.5
(Loss) gain on sale of fixed assets—net	(23.4)	1.9	(0.3)
Sale of subsidiaries	(279.7)	(111.5)	273.0
Provision for interests on debt	133.8	80.6	1,039.9
Investment interests	(5.1)	(9.1)	(24.8)
Gain from exchange differences	(26.4)	(8.3)	(4.5)
Total changes in operating assets and liabilities	(119.7)	(12.5)	38,3
Net cash provided by operating activities	$(40.0)	$54.9	$356.9

Our Cash Flows from Investing Activities

Net cash provided by investing activities for the year ended December 31, 2019 was $573.9 million, which included $617.1 million generated from the sale of property, operating equipment and subsidiaries, which was partially offset by the use of $48.3 million for investments in projects and operating equipment. Net cash provided by investing activities for the year ended December 31, 2018 was $116.6 million, which included $219.9 million generated from the sale of property, operating equipment and subsidiaries, which was partially offset by the use of $86.3 million for investments in projects and operating equipment. Net cash used in investing activities for the year ended December 31, 2017 was $193.7 million, which included $74.0 million generated from the sale of property, operating equipment and subsidiaries, which was partially offset by the use of $80.2 million for investments in projects and operating equipment and $212.3 million for cash and cash equivalents from the loss of control of TMM DM.

Grupo TMM, S.A.B. and Subsidiaries

See “— Capital Expenditures and Divestitures” below for further details of capital expenditures and divestitures relating to the years ended December 31, 2019, 2018 and 2017, respectively.

Our Cash Flows from Financing Activities

For the year ended December 31, 2019, cash used by financing activities amounted to $329.9 million, which resulted primarily from the payment of debt under existing loan facilities and operating leases.

For the year ended December 31, 2018, cash used by financing activities amounted to $314.2 million, which resulted primarily from the payment of debt under existing loan facilities and a decrease in non-controlling interest.

For the year ended December 31, 2017, cash used by financing activities amounted to $581.7 million, which resulted primarily from the payment of debt under the Securitization Facility, our Trust Certificates Program and other loan facilities.

Business Plan

We are focused on improving all of our business segments through maintaining efficient and cost-effective operations and strengthening our balance sheet, allowing us to better develop and implement our projects. These projects seek to combine the elements that can enable us to capture the opportunities presented by the Mexican Energy Reforms, with the ultimate goal of creating value for our shareholders.

Maritime Operations. We seek to capitalize on our steady and proven vessels management and operation expertise to increase our customer base and expand our services to deepwater operations and other maritime transportation segments such as tankers and bulk cargo vessels, taking advantage of the opportunities presented by new participants in the Mexican market.  We are also seeking to capitalize on these opportunities by expanding and diversifying our shipyard services as well as developing an offshore maritime terminal for handling all kinds of cargo related to the activities of the offshore oil and gas industry.

Ports and Terminals Operations. We intend to continue to take advantage of our unique experience, our strategically located assets and the existing investment opportunities in the midstream oil and gas sector, to develop liquids oil terminals that will help reduce the current gap in infrastructure and anticipate growing demand for gasoline and diesel imports, which currently account for more than 70% of Mexico’s domestic consumption. In this regard, we intend to keep moving forward with the development of storage and transportation infrastructure to serve the growing demand for refined products from Tuxpan to the central region of Mexico as well as to develop a general cargo terminal fitted with modern equipment and suitable warehouses for high quality, fast and safe handling and storage of goods such as lubes, fertilizers and grains as well as fuels transloading. The port of Tuxpan is the main port of entry for hydrocarbon imports and the closest port to Mexico City and the central area of Mexico. As for our cruise ship terminal operations, we plan to develop a terminal in a Mexican Caribbean port, while at Acapulco we plan to continue collaborating with the respective authorities in order to increase cruise activity.

Logistics Operations. As part of our commitment to ensure first-class maintenance and repair and increase our volume of operations, we plan to revamp our facilities, open new repairshop locations, diversify and widen our services through alliances and improve our processes. We are also looking to develop the automotive, steel and food logistics market in all areas with emphasis on “just-in-time” inventory planning, subassembly and management of cars and container yards through a partnership with an international technology operator.

Warehousing Operations. We are working to improve our bonded warehousing services as well as import duties service. Additionally, we are focusing our growth through providing an integrated logistics service to our customers, encompassing bonded warehousing services, inventory management, value-added services, and delivery to the end consumer.

Grupo TMM, S.A.B. and Subsidiaries

Corporate Expenses. As part of our continuous improvement plan, we aim to optimize the size of our corporate staff consistent with the implementation of the plans described above. As a further measure to enhance our liquidity, we intend to reduce the lease expense associated with our corporate headquarters.

Capital Expenditures and Divestitures

The following tables set forth our principal capital expenditures and divestitures during the last three years:

Our Principal Capital Expenditures for the Last Three Years
(in millions of Pesos)

	Years Ended December 31,
	2019 (a)	2018 (a)	2017 (b)
Capital Expenditures by Segment:
Ports and Terminals Operations	$24.1	$13.2	$9.0
Maritime Operations	12.0	42.7	64.1
Logistics Operations	0.6	0.6	-
Warehousing Operations	0.5	0.6	-
Corporate	11.1	29.2	7.1
Total	$48.3	$86.3	$80.2

(a)
In 2019, capital expenditures included: (i) Ports and Terminals Operations: $24.1 million in acquisition and equipment improvements and construction in process for the expansion and maintenance of port and terminal facilities; (ii) Maritime Operations: $12.0 million in acquisition and equipment improvements; and (iii) Corporate: $11.1 million in fixed assets and other strategic corporate projects.

(b)
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

(c)
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

Our Principal Capital Divestitures for the Last Three Years (in millions of Pesos)

	Years Ended December 31,
	2019 (a)	2018 (a)	2017 (b)
Capital Divestitures:
Sale of shares of subsidiaries	$600.9	$50.3	$67.0
Other assets	16.2	169.6	7.1
Total	$617.1	$219.9	$74.1

(a)	In 2019, capital divestitures included $16.2 million from the sale of a vessel (“Buque SMR Manzanillo”).

(b)	In 2018, capital divestitures included $169.6 million from the sale of a vessel (“Buque Maya”).

(c)	In 2017, capital divestitures included $7.1 million from the sale of a vessel (“Rey de Coliman”).

Capital Leases

As of December 31, 2019, the Company had one capital lease obligation.

Grupo TMM, S.A.B. and Subsidiaries

In November 2013, Grupo TMM (through its subsidiary Transportación Marítima Mexicana, S.A. de C.V.) entered into an agreement with “FTAI Subsea 88 Ltd”, a subsidiary of Fortress, to obtain a line of credit for 10 years in US dollars of up to US$10.8 million to finance the acquisition of the vessel “Subsea 88” through a capital lease, at a fixed rate of 15.9% per annum, with monthly principal and interest payments. In November 2018, the vessel “Subsea 88” suffered an onboard fire, rendering it inoperable.  The Company reported the incident to its insurance companies, Mexican authorities and the financial institution that provided the capital lease in respect of the vessel. In June 2019, the Company received the insurance proceeds for the loss of the vessel, the value of the asset was written off and the associated capital lease was terminated.

Transportation Equipment and Other Operating Leases

We lease transportation and container-handling equipment, our corporate office building and other assets under agreements which are classified as operating leases. The terms of these lease agreements vary from 1 to 15 years and contain standard provisions for these types of operating agreements. Under IFRS, transaction costs in connection with financings are required to be presented as a part of debt. Further, following the January 1, 2019 adoption of IFRS 16, liabilities associated with operating leases are presented as a part of debt unless the lease term is for 12 months or less or the underlying asset is of low value.

Purchase of Two Parcel Tankers

On May 25, 2007 the Company purchased the M/T “Maya” and purchased the M/T “Olmeca” on June 19, 2007. We entered into a 10-year line of credit with DVB Bank SE (formerly DVB Bank AG) in an aggregate amount of US$52.5 million to finance the acquisition of these parcel tankers. Principal and interest under this loan was payable on a monthly basis. Interest was payable at a weighted average rate of 7.61% per annum. On April 4, 2011, the Company entered into an agreement with the bank to restructure this loan through: (i) full prepayment of the junior loan tranche in an amount totaling US$6.5 million, including US$0.7 million in breakage costs; (ii) drawing of a new tranche in the amount of US$4.0 million with monthly interest payments and a balloon principal payment due upon maturity in June 2017; and (iii) opening of a bridge tranche with monthly drawings of up to US$3.5 million over the next 24 months to reduce the principal payments due on the existing senior loan tranche.  Both of the tranches were at a variable rate of the AIR (Actual Interbank Rate) plus 400 basis points, and the Company will pay principal on the bridge tranche beginning in April 2013 on a quarterly basis until maturity in June 2017. As of May 31, 2011, the weighted average rate of interest on the restructured loan was 6.7% per annum. This agreement allows the Company to improve the amortization schedule of this loan facility and reduce the related financial expenses. In 2017, the Company and the bank agreed to restructure the payment schedule, extending the maturity for one more year to June 2018.

On May 17, 2018, the Company prepaid the outstanding line of credit with DVB Bank America, N.V. which had been incurred to finance the purchase of the M/T Maya.  In addition, in September 2018, the Company obtained a new line of credit from ACT Maritime LLC, a subsidiary of Alterna Capital Partners, LLC, in the amount of US$5.25 million, at a variable rate of LIBOR 90 days plus 750 points, with quarterly payments of principal and interest, and maturing in September 2023.  The proceeds of this new line of credit were used to pay off the remaining balance of the 10-year line of credit that the Company had obtained to purchase the M/T “Olmeca.” As of December 31, 2019, the total outstanding balance on the line of credit was US$4.1 million (approximately $73.2 million).

Purchase of One Tugboat

On November 11, 2016 the Company entered into a 6-year line of credit with B.V. Scheepswerf Damen Gorinchem (DAMEN) for an amount of EUR6.8 million to finance the acquisition of the Tugboat “TMM Colima”. Principal and interest under this loan is payable on a semiannual basis. Interest is payable at a fixed rate of 7.00% per annum. In December 2019, following the sale of TMM’s Manzanillo’s harbor tug service concession and related tugboat business assets, the financing with DAMEN for the tugboat “TMM Colima” was prepaid in full.

Grupo TMM, S.A.B. and Subsidiaries

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

As of December 31, 2019, the outstanding balance of this facility was $18.6 million at a fixed annual rate of 12.9%.

Purchase of an RTG Crane

In June 2019, TMM Logistics entered into a financing agreement with PNC Bank, N.A. to acquire an RTG crane to replace the the crane used in our operation for the automotive industry at Aguascalientes. This financing agreement was for US$860 thousand (approximately 85% of the purchase price of the equipment) at a 4.40% fixed rate, with semiannual payments of principal and interest, and maturing in July 2024.

Other Debt

In January 2011, to improve the amortization schedule of the Receivables Securitization Facility and its cancelation, the Company decided to secure two lines of credit through its subsidiary Transportación Marítima Mexicana, S.A. de C.V. with two private investors, each of the credits for US$3.0 million. The loan accrues interest at a fixed rate of 11.25%, with semi-annual interest and principal payments, a two-year grace period for principal payments, and maturing January 2016. As of December 31, 2016 the outstanding balance of both credits was US$6.0 million. In 2017 and 2018, the Company paid US$1.5 million and in 2019 the Company paid a further US$1.5 million,  fully repaying one of the two lines of credit.  During 2019 the Company extended the maturity date for the remaining US$3.0 million line of credit to July 2020 with monthly interest payments at a fixed rate of 11.25%, with semi-annual interest and principal payments.

Grupo TMM, S.A.B. and Subsidiaries

In November 2011, the Company through a subsidiary decided to enter into two loan facilities with INPIASA, S.A. de C.V. to strengthen the agricultural activities of ADEMSA. The first for $15.7 million at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of principal and interest, and maturing in August 2021, and the second for $4.2 million at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of principal and interest, which matured in October 2016. The effective rate for the first loan as of December 31, 2019 was 12.28%, with an outstanding balance of approximately $2.6 million.

In December 2012, the Company through a subsidiary decided to enter into another $8.5 million line of credit with Banco del Bajío, S.A. to strengthen the agricultural activities of ADEMSA, at a variable rate of the 28-day TIIE plus 250 basis points, with monthly payments of principal and interest, with a grace period of 12 months for principal payments, and maturing in November 2019. The facility was paid in full at maturity.

In September 2013, the Company entered into a $7.6 million line of credit with Banco del Bajio, S.A. in order to strengthen the agricultural activities of ADEMSA, at a variable rate of the 28-day TIIE plus 250 basis points, with monthly payments of principal and interest, a grace period of 12 months for principal payments, and maturing in August 2020. The effective interest rate on this loan as of December 31, 2019 was 10.28%, with a total outstanding balance of $0.8 million.

In September 2019, the Company entered into another $29.0 million line of credit with Banco del Bajio, S.A. in order to strengthen the agricultural activities of ADEMSA, at a variable rate of the 28-day TIIE plus 250 basis points, with monthly payments of interest, quarterly principal payments, which matured and was repid in full in April 2020. The effective interest rate on this loan as of December 31, 2019 was 14.13%, with a total outstanding balance of $23.2 million.

In September 2014, the Company decided to enter into three loan facilities to strengthen the agricultural activities of ADEMSA, through its subsidiary TMM Logistics, S.A. de C.V. with Banco Autofin México. The first for $45.8 million at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of principal and interest, and maturing September 2021, the second for $34.6 million at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of principal and interest, and maturing September 2021, and the third for $25.5 million at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of principal and interest, and maturing September 2021. The effective rate for these three loans as of December 31, 2019 was 12.63%, with a total outstanding balance of approximately $45.4 million.

In December 2014, the Company decided to enter into two lines of credit in Mexican Peso for working capital, through its subsidiary TMM Logistics, S.A. de C.V. with Banco Autofin México. The first for $21.6 million at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of interest and principal payment at maturity in March 2022, and the second for $8.4 million at a variable rate of the 28-day TIIE plus 200 basis points, with monthly payments of interest and principal payment at maturity in March 2021. As of December 31, 2019, the effective rate for these two loans was 12.30% with an outstanding balance of $6.6 million.

In September 2016, the Company refinanced debt for US$4.1 million (approximately $77.4 million) in connection with its ADEMSA acquisition, denominated in US Dollars and extending its maturity to December 2019, with quarterly principal and interest payments, with a variable rate of 90 days LIBOR plus 550 basis points for the fisrt year, 650 basis points for the second year, 750 basis points for the third year and 900 basis point for the rest of the period. The Company may elect to prepay in full or in part without any restriction or fee. The facility was paid in full at maturity in December 2019.

In April 2016, the Company entered into a $9.8 million line of credit with Banco HSBC, S.A. in order to strengthen the agricultural activities of ADEMSA, at a variable rate of the 28-day TIIE plus 300 basis points, with monthly payments of principal and interest and maturing in April 2021. The effective interest rate on this loan as of December 31, 2019 was 10.79%, with a total outstanding balance of $2.1 million.

In March and October 2019, the Company entered into a loan facility with Hewlett-Packard Operations Mexico, S. de R.L. de C.V. with two lines of credit to improve its technological systems. The first for US$607.8 thousand at a fixed rate of 6.84%, with monthly payments of principal and interest, and maturing in March 2025, and the second for US$201.6 thousand at a fixed rate of 6.13%, with monthly payments of principal and interest, and maturing in October 2024. As of December 31, 2019, the total outstanding balance was US$615.5 thousand.

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

The Company’s income from operations may therefore be materially affected by variances in the exchange rate between the U.S. dollar and the Mexican Peso.  Mexican Pesos historically have been subject to greater risk of devaluation and have tended to depreciate against the U.S. dollar.  Given that a large proportion of the Company’s revenues are denominated in U.S. dollars, the Company has sought to reduce its exposure to foreign currency risk by holding its debt primarily in U.S. dollars. Currently, approximately 54.5% of the Company’s indebtedness is denominated in U.S. dollars, including liabilities associated with long-term operating leases.

The Company currently believes that its strategy of holding a portion of its debt as U.S. dollar-denominated debt will allow it to effectively manage its foreign currency risk without the use of currency derivatives or other hedging instruments. However, the Company has in the past, and may from time to time in the future, enter into currency derivatives denominated in Mexican Pesos or other relevant currencies to attempt to manage its foreign currency risk. These derivatives should allow the Company to offset an increase in operating and/or administrative expenses arising from foreign currency appreciation or depreciation against the U.S. dollar. See Item 11. “Quantitative and Qualitative Disclosures About Market Risk — Foreign Currency Risk.”

Trend Information

In recent years, a significant portion of the revenue generated by our maritime operations business has been achieved through contracts with TMM DM, Helmsley Management and Celanse Operations Mexico. In 2019, these customers represented 17%, 11% and 7%, respectively, of the revenue generated by our maritime operations business, while in 2018 they represented 17%, 10% and 9%, respectively.  The primary purchasers of our maritime operations services are multi-national oil, gas and chemical companies. The future success of our maritime operations business depends upon our ability to capitalize on growth in the Mexican oil and gas sector by increasing our level of services to these companies.

The future success of our logistics, ports and terminals businesses depends upon our ability to enter into contracts with large automotive manufacturers, retail and consumer goods companies and to become a supplier for Mexican government entities, providing integrated logistics and shipping services, as well as to develop our liquids and general cargo terminal projects. Our primary skills that make us competitive are: (i) our logistics expertise, (ii) our ability to continue developing logistics and other land transportation infrastructure, and (iii) our ability to provide state-of-the-art systems to provide logistics solutions.

The ability to satisfy our obligations under our debt in the future will depend upon our future performance, including our ability to increase revenues significantly and control expenses. Future operating performance depends upon prevailing economic, financial, business and competitive conditions and other factors, many of which are beyond our control. As noted elsewhere in this Annual Report, the recent COVID-19 pandemic is anticipated to result in a significant global economic downturn, which may have an advese affect our business, financial condition and results of operations.  See Item 3. “Risk Factors – Risks Relating to our Business -- Our business has been and may continue to be adversely affected by the outbreak of COVID-19, and may be adversely affected by future pandemics, epidemics or other outbreaks of infectious diseases and governmental responses thereto” and Item 4. “Information on the Company — Recent Developments – COVID-19 Pandemic.” Our ability to refinance our debt and take other actions will depend on, among other things, our financial condition at the time, the restrictions in the instruments governing our debt and other factors, including market conditions, the macroeconomic environment and such variables as the Peso/dollar exchange rate and benchmark money market rates in Pesos and dollars, which are beyond our control.

Grupo TMM, S.A.B. and Subsidiaries

We have funded capital expenditures with funds from operating cash flows and expect to seek additional financing through secured credit arrangements and asset-backed financings for additional capital expenditures.

Off-Balance Sheet Arrangements

As of December 31, 2019, we did not have any off-balance sheet arrangements. We report our assets and liabilities according to the current IFRS as issued by the IASB.

Contractual Obligations

The following table outlines our obligations for payments under our capital leases, debt obligations, operating leases and other financing arrangements for the periods indicated as of December 31, 2019:

Indebtedness (1)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in thousands of Pesos, unless noted otherwise)
Parcel Tanker Vessels (2)	16,113	41,708	15,641	-	73,462
Investors (3)	56,853	-	-	-	56,853
Land and Logistics Equipment Financing (4)	12,801	15,566	6,493	-	34,860
Refinancing Acquisition ADEMSA(5)	126	-	-	-	126
Working Capital (6)	27,383	1,587	-	-	28,970
Other Debt (7)	25,913	29,519	8,222	-	63,654
Total	$139,189	$88,380	$30,356	$-	$257,925

Operating Lease Obligations (8)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Vessel, Transportation Equipment and Other Operating Leases	$121,847	$185,494	$198,259	$427,355	$932,955
Financial charges	(61,269)	(108,101)	(87,429)	(88,797)	(345,596)
Net present value	$60,578	$77,393	$110,830	$338,558	$587,359

(1)	These amounts include principal payments and accrued and unpaid interest as of December 31, 2019.

(2)
Debt allocated to a special purpose company for the financing of one parcel tanker vessel, denominated in US Dollars, maturing in August 2023, with quarterly principal and interest payments at a variable rate of 3-month LIBOR plus 750 basis points, for an interest rate of 9.43% per annum as of December 31, 2019.

(3)
Debt in connection with the cancellation of the Securitization Facility, denominated in US Dollars. The maturity of these two lines of credit was July 2019, with monthly interest payments at a fixed rate of 11.25% per annum. The Company made a US$1.5 million principal payment during 2019 and obtained a rescheduling of the remaining US$3.0 debt, extending the maturity to July 2020, with monthly interest payments at a fixed rate of 11.25% per annum.

(4)
Debt in connection with the land & logistics equipment financing, the first one denominated in Mexican Pesos, maturing to October 2021, with monthly interest and principal payments at a fixed rate of 12.90% per annum; the second related to the acquisition of an RTG crane, at a 4.40% fixed rate, with semiannual payments of principal and interest, and maturing in July 2024.

(5)	Debt in connection with ADEMSA acquisition refinancing, denominated in US Dollars, maturing in December 2019. The facility was paid in full at maturity.

(6)
Debt for working capital and to strength agricultural activities of ADEMSA. Four lines of credit denominated in Mexican Pesos, with different maturities between November 2019 and August 2021, monthly interest and principal payments with a weighted average rate of 11.41% per annum as of December 31, 2019.

(7)
Debt allocated in different companies for working capital. Various lines of credit denominated in Mexican Pesos, with maturities between September 2021 and November 2023, with monthly principal and interest payments, variable rate; the weighted average rate was 12.59% per annum as of December 31, 2019. To improve its technological systems, the Company entered into a loan facility, denominated in US Dollars at a fixed rate, with monthly payments of principal and interest, and maturing October 2024.

Grupo TMM, S.A.B. and Subsidiaries

(8)
The adoption of the new IFRS 16 accounting standard has resulted in Grupo TMM recognizing an asset for right of use and the corresponding liability for leasing in relation to all previous operating leases, except those identified as low value or with a term of remaining lease of less than 12 months from the date of initial application. The corresponding liability is decreased by lease payments net of financial expenses. The interest component of the lease payment represents a portion of the outstanding principal balance and is recognized in income as finance costs over the lease period.

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

Our current Board of Directors was elected and ratified at the Company’s Annual General Ordinary Shareholders’ Meeting held on April 30, 2019.  The same individuals are expected to be re-elected and ratified at the Company’s upcoming Annual General Ordinary Shareholders’ Meeting scheduled to take place on June 30, 2020. Our directors and alternate directors, their principal occupations and years of service (rounded to the nearest year) as a director or alternate director are as follows:

Name	Principal Occupation	Years as a Director or Alternate Director	Age
Directors
José F. Serrano Segovia	Chairman of the Board of Grupo TMM	48	79
Vanessa Serrano Cuevas	First Vice-Chairman of Grupo TMM	1	45
Maria Josefa Cuevas de Serrano	Second Vice-Chairman	4	73
Ramón Muñoz Gutíerrez	Private Investor	1	59
Francisco Javier García-Sabaté Palazuelos	Private Investor	5	68
Carlos Viveros Figueroa	Private Investor	6	79
Miguel Alemán Velasco	Private Investor	11	88
Miguel Alemán Magnani	Private Investor	11	54
Eduardo Díaz Lozano Campos	Private Investor	2	62

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

Grupo TMM, S.A.B. and Subsidiaries

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

Grupo TMM, S.A.B. and Subsidiaries

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

Executive Officers

Our officers serve at the discretion of our Board of Directors. Our executive officers, their position and years of service with us and as an executive officer are as follows:

Name	Position	Years of Service	Executive Officer
Corporate Directors
José F. Serrano Segovia	Chairman of the Board and Chief Executive Officer	48	28
Carlos Pedro Aguilar Méndez	Deputy Chief Executive Officer and Chief Financial Officer and Administrative Director	30	13
Silvia Millán Hernández	Corporate Human Resources Director	33	5
Elvira Ruiz Carreño	Corporate Audit Director	24	17
Marco Augusto Martínez Avila	Corporate Legal Director	25	8

Business Unit Directors
Luis Manuel Ocejo Rodríguez	Director, Maritime Transportation	37	13
José Luis Castro Ibarra	Director, Ports, Terminals and Agencies	1	1

José F. Serrano Segovia, who is chairman of the Board of Directors, is married to Maria Josefa Cuevas de Serrano, a member of the Board of Directors as Second Vice-Chairman. Vanessa Serrano Cuevas, the daughter of José F. Serrano Segovia and Maria Josefa Cuevas de Serrano, is First Vice-Chairman.

Compensation

For the year ended December 31, 2019, the aggregate total compensation paid to our directors, alternate directors and executive officers for services in all capacities was approximately $41.3 million. See Item 7. “Major Shareholders and Related Party Transactions.”

Grupo TMM, S.A.B. and Subsidiaries

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

Audit responsibilities:

•	overseeing the accounting and financial reporting processes of the Company;

•	discussing the financial statements of the Company with all parties responsible for preparing and reviewing such statements, and advising the Board of Directors on their approval thereof;

•	overseeing compliance with legal and regulatory requirements and overseeing audits of the financial statements of the Company;

•	evaluating the performance of the Company’s external auditor and its independent status in accordance with the CNBV rules;

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

Grupo TMM, S.A.B. and Subsidiaries

•	preparing the Board of Directors’ opinion on the Chairman’s annual report and submitting it at the Shareholders’ Meeting for its approval; and

•	overseeing compliance by the Company’s chief executive officer with decisions made at a Shareholders’ Meeting or a Board of Directors meeting.

Corporate Practices responsibilities:

•	requesting an opinion from independent experts as the Committee might see fit, in accordance with applicable regulations;

•	calling Shareholders’ Meetings and adding any issue they considerer important to the agenda;

•	supporting the Board of Directors in preparing its reports in accordance with the Bylaws of the Company and applicable regulations;

•	suggesting procedures for hiring the Company’s chief executive officer, chief financial officer and senior executive officers;

•	reviewing human resources policies, including senior executive officers’ performance evaluation policies, promotions and structural changes to the Company;

•	assisting the Board of Directors in evaluating senior executive officers’ performance;

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

Employees

As of March 31, 2020, we had 1,023 employees, approximately 15% of whom were unionized. As of December 31, 2019, we had 1,099 employees, approximately 17% of whom were unionized. The decrease in the number of our employees in the first quarter of 2020 is largely due to decreases in our maritime operations personnel on board vessels and decreases in our staff in the storage business.

Grupo TMM, S.A.B. and Subsidiaries

As of December 31, 2018, we had 1,676 employees, approximately 17% of whom were unionized. The decrease in the number of our employees in 2019 is due to the deconsolidation of TMM DM.

As of December 31, 2017, we had 1,494 employees, approximately 17% of whom were unionized. The increase in the number of our employees in 2018 was largely due to increases in our maritime operations personnel on board vessels.

In accordance with customary practice in Mexico, we negotiate union contracts annually with regard to wages and every two years with regard to other matters, including benefits. We have not experienced a strike since 1987 and believe that relations with our employees are good.

Share Ownership

As of May 31, 2020, the Serrano Segovia family held 51,397,023 Shares directly, and the CPO Trustee maintained 18,742,010 Shares of our capital stock in the form of ADSs, including 6,788,960 Shares that are beneficially owned by the Serrano Segovia family. Accordingly, as of such date, the Serrano Segovia family controlled the voting power of our capital stock. The voting power controlled by the Serrano Segovia family varies from time to time, depending upon the number of Shares held by the Serrano Segovia family and by the CPO Trust and others. As of March 31, 2020, other than as set forth below in the section entitled “Major Shareholders,” each of our other directors, alternate directors or executive officers owns less than one percent of our Shares on an individual basis.

Shares were contributed to the CPO Trust established with a 30-year term by Nacional Financiera, S.N.C. (the “CPO Trustee”) on November 24, 1989. The CPO Trustee authorized the issuance of non-redeemable ordinary participation certificates (certificados de participación ordinarios no amortizables) (“CPOs”) that correspond to our Shares. One CPO may be issued for each Share contributed to the CPO Trust. CPOs constitutes separate negotiable instruments different and apart from the Shares, and afford to their holders only economic rights with respect to the Shares held in the CPO Trust. Such voting rights are exercisable only by the CPO Trustee, which is required by the terms of the CPO Trust to vote such Shares in the same manner as holders of a majority of the outstanding Shares not held in the CPO Trust and voted at the relevant meeting. Mexican and non-Mexican investors may hold CPOs without restrictions of any kind. The acquisition of Shares representing 5% or more of the capital stock of Grupo TMM by any person or group of persons (other than the Serrano Segovia family and the CPO Trustee), in one or a series of simultaneous or successive transactions requires the prior approval of the Board of Directors. As of May 31, 2020, the CPO Trustee held CPOs representing an aggregate of 18,742,010 Shares in the form of ADSs.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table indicates, as of May 31, 2020, unless otherwise indicated, the shareholders that beneficially own 5% or more of our outstanding Shares (the “Major Shareholders”). The percentage of our outstanding Shares owned by each Major Shareholder shown below is based on the 102,182,841 Shares outstanding as of May 31, 2020. For purposes hereof, each Major Shareholder with shared voting or investment authority with respect to certain securities is deemed to beneficially own all such securities.

Shareholder	Number of Shares	Percentage of Shares Outstanding
José F. Serrano Segovia (a)	46,812,639	45.8%

a)
Based upon information made known to the Company and reports of beneficial ownership filed with the SEC, the Serrano Segovia Family beneficially owns 51,397,023 Shares, including 38,913,774 Shares held by VEX, a Mexican corporation in which José F. Serrano Segovia holds 100% of the voting stock, and 500 Shares beneficially owned by Promotora Servia, S.A. de C.V. (“Promotora”), a Mexican corporation controlled by José F. Serrano Segovia, and which are owned directly by its subsidiary, Servicios Directivos Servia, S.A. de C.V. (“Servicios”), a Mexican corporation.

Grupo TMM, S.A.B. and Subsidiaries

Change in Percentage Ownership

Mr. José F. Serrano Segovia reported an increase in his percentage ownership from 45.2% of the Shares outstanding as of December 31, 2018 to 45.8% of the Shares outstanding as of December 31, 2019. No other Major Shareholder has disclosed a significant change in its percentage ownership of Shares during the three years ended December 31, 2019, 2018, and 2017.

Voting Rights and Control

As of May 31, 2020, 18,742,010 Shares were held in the form of ADSs, which have limited voting rights. The Shares held in the form of ADSs are held directly by the CPO Trust. The voting rights for those Shares are exercisable only by the trustee of the CPO Trust, which is required by the terms of the trust agreement to vote such Shares at any shareholders’ meeting in the same manner as the majority of the Shares that are not held in the CPO Trust are voted. Of the 83,440,831 Shares held outside of the CPO Trust as of May 31, 2020, the Serrano Segovia family beneficially owns 44,608,063, or 53.5% of such Shares. As a result, the Serrano Segovia family could direct and control the policies of the Company and its subsidiaries, including mergers, sales of assets and similar transactions. See Item 9. “The Offer and Listing.” Except for the limited voting rights applicable to their ADSs, none of the Major Shareholders have voting rights that differ from those applicable to other holders of Shares.

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

In accordance with such venture, Sierra Oil & Gas initially contributed $4.6 million to the capital stock of Optimus, equivalent to the value of the first portion of land contributed by Grupo TMM, with the parties agreeing to joint control of Optimus. In addition, Grupo TMM contributed to Optimus another portion of land at a value of US$6.16 million, with Sierra Oil & Gas to contribute an additional US$6.16 million, for a total additional contribution of US$12.333 million, all of which was to be contributed by Sierra Oil & Gas within the three-year period following May 26, 2016. See Notes 1 and 5 to our Audited Consolidated Financial Statements contained elsewhere herein.

In February 2019, the Company agreed to purchase the 50% of Optimus shares owned by Sierra Oil & Gas for the amount of US$2.6 million, giving the Company full ownership of the liquid terminal project in Tuxpan and resulting in Optimus becoming a wholly owned subsidiary of the Company.

ITEM 8.	FINANCIAL INFORMATION

See Item 18 — “Financial Statements.”

Grupo TMM, S.A.B. and Subsidiaries

Legal Proceedings

Refined Product Services (“RPS”) Claim

On August 7, 2007, Transportación Marítima Mexicana, S.A. de C.V. (“TMM”) filed a claim for arbitration against RPS for the amount of US$50,000 (approximately $943,635) for various expenses incurred by TMM due to the delay of the delivery of the tanker vessel Palenque.

On October 19, 2007, RPS filed a countersuit for US$3.0 million (approximately $56.6 million), alleging that TMM failed to maintain the tanker vessel Palenque, and also filed a claim for consequential damages for losing a contract while the vessel was being repaired. Although it is impossible to predict the outcome of any legal proceeding, we believe this claim to be without merit and intend to defend this proceeding vigorously.

Mutual Claims Between Worldwide Services, Ltd. (“WWS”) and TMM

In December 2007, TMM and WWS filed claims against each other relating to the charter by us of the vessel Veracruz. TMM’s US$393,731 (approximately $7.4 million) claim related to the fuel costs and low performance of the vessel Veracruz, and WWS’ US$938,000 (approximately $17.7 million) counter claim alleged that the same vessel overperformed and that consequently, TMM owes WWS under the terms of the charter contract.

As part of the defense, TMM filed an application to dismiss the case, arguing that the Tribunal has no jurisdiction since arbitration proceedings were initiated under the name of the wrong claimant. In January 2017, the Tribunal issued a partial award denying our application to dismiss the case. WWS submitted a “claim submission” arguing certain discounts to the claim and TMM replied requesting a “security of costs” from WWS.  To date, WWS has not agreed.  The parties have been trying to reach a settlement for the benefit of TMM and WWS, which remains under negotiation as of the date of this Annual Report. Although it is impossible to predict the outcome of any legal proceeding, we believe this claim to be without merit and intend to defend this proceeding vigorously.

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

ADEMSA has been negotiating a financial restructuring to permit the long-term financing of the debts or claims involved. As a result, the Company presents an allowance as of each of December 31, 2019 and 2018 for $2.5 million relating to the obligations of ADEMSA in the event the agreements negotiated with the financial institutions cannot be implemented or if the debts cannot be settled in full during the term and under the conditions of the financing restructuring.  During each of the years ended December 31, 2019 and 2018, the Company has made payments to the financial institutions pursuant to the settlement agreement.

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

On January 30, 2018, TMM was notified that the matter was forwarded to the full Federal Tax Court sitting en banc of Mexico City. In February 2020, TMM received a favorable judgment from the Federal Tax Court.

Grupo TMM, S.A.B. and Subsidiaries

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

In considering whether accrual of a loss contingency is necessary in connection with legal claims outstanding that could, both individually or in the aggregate, have a material effect on the financial condition or operating results of the Company, the Company evaluates the requirements of paragraph 14 of IAS 37 to determine whether the Company has a present obligation (legal or constructive), whether it is probable that an outflow of resources will be required in order to settle the obligation, and whether the amount of the obligation can be reliably estimated.  Based on management’s review and analysis of the legal claims outstanding for the fiscal year ended December 31, 2019, the Company concluded that it did not have a present obligation in respect of any legal claims outstanding other than the mutual claims described above.

Operations with Related Parties

Under the Income Tax Law, companies that conduct operations with related parties, nationals or nonresidents, are subject to fiscal limitations and obligations regarding the determination of the prices negotiated, as these must be comparable to those that would be used with or between independent parties in similar operations.

In the event the tax authorities were to review the prices and reject the amounts determined, they could demand, in addition to the collection of the corresponding taxes and accessory charges (adjustments and surcharges), fines on the omitted tax contributions, which could be for up to 100% of the adjusted tax amount.

The Company has significant transactions and relationships with related parties. The Company maintains documentation which confirms that the terms of these transactions were conducted in 2018 similarly to transactions between unrelated parties. The Company and its subsidiaries are in the process of compiling similar documentation  for 2019.

 Other Legislation

Grupo TMM and subsidiary companies are subject to laws and regulations of other countries, as well as to international norms that govern maritime transport and safety regulations to conserve the environment.

Grupo TMM, S.A.B. and Subsidiaries

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

Our Shares continue to trade in Mexico on the Mexican Stock Exchange under the ticker symbol TMMA. In the United States, our ADSs, each representing five CPOs, trade on the OTC market under the ticker symbol GTMAY following their delisting from the NYSE on June 12, 2012. Our ADSs continue to be registered under the U.S. Securities Exchange Act of 1934 and are issued and exchanged in New York by The Bank of New York Mellon, which replaced Citibank, N.A. as depositary on December 18, 2009. As of May 31, 2020, of the 102,182,841 outstanding Shares, 18,742,010 were held in the form of ADSs.

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

Grupo TMM, S.A.B. and Subsidiaries

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

Share Repurchase Program

On December 14, 2007, the Company announced that its Board of Directors had given its approval to constitute a reserve fund to repurchase Shares during their meeting held in November of that year. The Share repurchase program was also approved by the Company’s shareholders at a shareholders’ meeting. The program was approved for an amount of up to US$10 million (approximately $188.7 million). The Company has repurchased 1,577,700 Shares under the program since its approval in 2007.

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

Grupo TMM, S.A.B. and Subsidiaries

Board of Directors

Our business and affairs are managed by the Board of Directors and by a General Director. The Board of Directors consists of not more than 21 nor fewer than 7 persons, provided that at least 25% of the directors are independent. Our directors are elected annually at the Annual General Shareholders’ Meeting. The Board of Directors shall always have a Chairman, a First Vice-Chairman and a Second Vice-Chairman and other Directors.

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

Grupo TMM, S.A.B. and Subsidiaries

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

Grupo TMM, S.A.B. and Subsidiaries

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

Grupo TMM, S.A.B. and Subsidiaries

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

Grupo TMM, S.A.B. and Subsidiaries

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

Grupo TMM, S.A.B. and Subsidiaries

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

Material Contracts

See Item 4. “Information on the Company — Recent Developments – Spin-off of TMM DM” and Item 5. “Operating and Financial Review and Prospects — Liquidity and Capital Resources.”

Exchange Controls

There are currently no exchange controls in Mexico; however, Mexico has imposed foreign exchange controls in the past. Pursuant to the provisions of the USMCA, if Mexico experiences serious balance of payment difficulties or the threat thereof in the future, Mexico would have the right to impose foreign exchange controls on investments made in Mexico, including those made by U.S. and Canadian investors.

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

Grupo TMM, S.A.B. and Subsidiaries

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

Grupo TMM, S.A.B. and Subsidiaries

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

Grupo TMM, S.A.B. and Subsidiaries

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

Grupo TMM, S.A.B. and Subsidiaries

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

We believe that we were not a PFIC for United States federal income tax purposes for the 2019 taxable year and we do not anticipate being a PFIC for the 2020 taxable year. However, because PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time (including certain equity investments of less than 25%) and because the characterization of certain income and assets is uncertain under the PFIC rules, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. holder held ADSs, certain adverse consequences could apply to such U.S. holder.

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

Grupo TMM, S.A.B. and Subsidiaries

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

The following information includes “forward-looking statements” that involve risk and uncertainties. Actual results could differ from those presented. All information below is presented under IFRS as of December 31, 2019, in pesos.

We are exposed to market risks arising from changes in interest rates, foreign exchange rates, equity prices and commodity prices. We use derivative instruments, on a selective basis, to manage these risks. We do not use derivative instruments for trading or speculative purposes. We maintain and control our treasury operations and overall financial risk through policies approved by senior management and our Board of Directors. See Note 26 to the accompanying Audited Consolidated Financial Statements contained elsewhere herein for additional disclosures about market risk.

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

The Company’s income from operations may therefore be materially affected by variances in the exchange rate between the U.S. dollar and the Mexican Peso.  Mexican Pesos historically have been subject to greater risk of devaluation and have tended to depreciate against the U.S. dollar.  Given that a large proportion of the Company’s revenues are denominated in U.S. dollars, the Company has sought to reduce its exposure to foreign currency risk by holding a portion of its debt in U.S. dollars. Currently, approximately 54.5% of the Company’s indebtedness is denominated in U.S. dollars.

Grupo TMM, S.A.B. and Subsidiaries

The Company currently believes that its strategy of holding a portion of its debt as U.S. dollar-denominated debt will allow it to effectively manage its foreign currency risk without the use of currency derivatives or other hedging instruments. However, the Company has in the past, and may from time to time in the future, enter into currency derivatives denominated in Mexican Pesos or other relevant currencies to attempt to manage its foreign currency risk. These derivatives should allow the Company to offset an increase in operating and/or administrative expenses arising from foreign currency appreciation or depreciation against the U.S. dollar.

At December 31, 2019 and 2018, the Company had monetary assets and liabilities denominated in currencies other than the Mexican Peso as follows:

	December 31,
	(in thousands of Pesos)
	2019	2018
Assets	$548,413	$485,551
Liabilities	(1,044,302)	(741,049)
	$(495,889)	$(255,498)

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

	Breakdown of Fixed and Variable Rates of Financial Obligations (1) (2)
	Expected Maturity
Liabilities	2020	2021	2022	2023	Thereafter		Total	Fair Value
	(in millions of pesos)
Long-Term Debt
Fixed Rate	$146.6	$86.5	$77.6	$77.8	$301.9		$690.4	$690.4
Average Interest Rate	10.96%	10.97%	10.87%	10.88%	10.89%		10.92%		**
Variable Rate	$71.7	$42.2	$25.9	$19.3	$-		$159.1	$159.1
Average Interest Rate	11.22%	10.53%	10.15%	10.16%		**	10.80%		**

(1)	Information as of December 31, 2019.
(2)	Considers debt obligations and liabilities associated with our long-term operating leases.
**	Not applicable

From time to time, we use derivative financial instruments such as interest rate cap transactions for hedging purposes in order to reduce our exposure to increases in interest rates.  The Company is not currently hedging its interest rate exposure throught the use of any derivative financial instruments.  The Company does not believe that the discontinuation of LIBOR will have any material effect on its debt obligations.

Grupo TMM, S.A.B. and Subsidiaries

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

Derivative Instruments

As of December 31, 2019, the Company was not holding any derivative instruments for hedging purposes.

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

Grupo TMM, S.A.B. and Subsidiaries

Fees payable by the depositary

The depositary has agreed to reimburse us for expenses we incur in connection with the establishment of the ADS facility, including legal fees, fees due to the previous depositary, investor relations expenses and other facility-related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. The depositary has also agreed to pay its standard out-of-pocket administrative, maintenance and shareholder services expenses for the ADSs. Such expenses include the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationary, postage, facsimile and telephone calls, and certain investor relationship programs or special investor relations promotional services. We did not receive any reimbursements from the depositary during the years ended December 31, 2017, 2018 and 2019, respectively.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See Item 4. “Information on the Company — Organizational Structure — Reclassification of Series A and Series L Shares.”

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclose Controls and Procedures.

The Company has evaluated, under the supervision and with the participation of management, including the Company’s Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2019. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer each concluded that, as of December 31, 2019, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in its reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported as and when required by the Securities and Exchange Commission’s applicable rules and forms, and is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s annual report on internal control over financial reporting.

Grupo TMM, S.A.B. and Subsidiaries

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedure may deteriorate. The Company, with the participation of its Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019. In making its assessment of internal control over financial reporting, management used the criteria in the 2013 Internal Control — Integrated Framework set forth by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission.

As a result of this assessment, the Company’s management has determined that the Company’s internal control over financial reporting was effective as of December 31, 2019.

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

The Board of Directors of Grupo TMM maintains an Audit and Corporate Practices Committee which is comprised of three independent directors, each of whom has significant experience in analyzing and evaluating financial reports and an understanding of internal controls and procedures for financial reporting. On April 30, 2019, the General Assembly of Shareholders appointed as independent director Mr. Francisco Javier García-Sabaté Palazuelos, who is considered a financial expert in accordance with the standards described in Section 407 of the Sarbanes Oxley Act of 2002.  As of the date of this Annual Report, Mr. Francisco Javier García-Sabaté Palazuelos continues to serve in such capacity pending his election to a new term as a member of our Board of Directors at the next Annual General Ordinary Shareholders’ Meeting to be held on June 30, 2020.

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

Grupo TMM, S.A.B. and Subsidiaries

We last updated our Code of Ethics in March 2017. We have not granted any waivers to any provision of our Code of Ethics to any officer, employee or member of the Audit or Corporate Practices Committee during the Company’s fiscal year ended December 31, 2019.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table reflects our principal accounting fees and services for the years 2019 and 2018:

GRUPO TMM, S. A. B.
Summary of Auditors’ Payments
(In thousands of Pesos)

	As of December 31,
	2019	2018
Audit Fees(a)	$6,653.0	$6,397.0
Total(b)	$6,653.0	$6,397.0

(a)	Audit Fees—Fees relate to the review of our Annual Financial Statements and Annual Report filed with the SEC and review of other SEC filings.

(b)	Total does not include Mexican tax (“Impuesto al Valor Agregado” or “IVA”).

The Company’s Audit Committee pre-approves all fees for the services provided by the independent auditors, including the fees for 2018 and 2019 in accordance with the Company’s policies and procedures.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.	MINE SAFETY DISCLOSURES

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Grupo TMM, S.A.B. and Subsidiaries

The following financial statements are filed as part of this Annual Report on Form 20-F.

Grupo TMM, S.A.B. and Subsidiaries

ITEM 19.	EXHIBITS

Documents filed as exhibits to this Annual Report:

Exhibit No.	Exhibit

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

2.4	Public Deed, dated January 28, 1992, together with an English translation (incorporated herein by reference to Exhibit 4.5 of the Registration Statement on Form F-1 — Registration No. 33-47334).

2.5*	Description of securities registered under Section 12 of the Securities Exchange Act of 1934.

8.1*	List of Main Subsidiaries.

12.1*	Section 302 Certification of Chief Executive Officer.

12.2*	Section 302 Certification of Chief Financial Officer.

13.1*	Section 906 Certification of Chief Executive Officer.

13.2*	Section 906 Certification of Chief Financial Officer.

*	Filed herewith.

Grupo TMM, S.A.B. and Subsidiaries

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRUPO TMM, S.A.B.

	By:	/s/ Carlos Pedro Aguilar Mendez
Carlos Pedro Aguilar Mendez
Chief Financial Officer

Date: June 29, 2020

Consolidated Financial Statements and Report of Independent Registered Public Accounting Firm

Grupo TMM, S.A.B. and Subsidiaries

December 31, 2019 and 2018

1	Nature of operations	8

2	General information and statement of compliance with IFRS	10

3	Changes in accounting policies	10

4	Summary of significant accounting policies	12

5	Acquisitions and disposals	26

6	Cash and cash equivalents	29

7	Trade receivables	30

8	Other accounts receivable	31

9	Property, vessels and equipment	31

10	Leases	33

11	Concession rights	36

12	Intangible assets	37

13	Impairment of long-lived assets	37

14	Financial assets and liabilities	39

15	Balances and transactions with related parties	44

16	Accounts payable and accrued expenses	45

17	Stockholders’ equity	45

18	Revenues	47

19	Other income	47

20	Interest expense and other financial costs	48

21	Income tax and tax loss carryforwards	48

22	Segment reporting	50

23	Employee benefits	52

24	Profit per share	55

25	Fair value measurement	55

26	Financial instruments risk	57

27	Capital management policies and procedures	62

28	Commitments and contingencies	62

29	Subsequent events to the reporting date	64

30	Authorization of the consolidated financial statements	65

Salles, Sainz – Grant Thornton, S.C. Periférico Sur 4348 Col. Jardines del Pedregal 04500, Mexico City www.grantthornton.mx

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of

Grupo TMM, S.A.B.:

Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Grupo TMM, S.A.B. and subsidiaries (‘Grupo TMM’ or the ‘Company’) as of December 31, 2019 and 2018, the related consolidated statements of profit or loss, comprehensive income, changes in stockholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2019 and the related notes (collectively referred to as the ‘financial statements’).

In our opinion, the financial statements present fairly, in all material respects, the financial position of Grupo TMM as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board.

Change in accounting principle
As discussed in Note 3 to the consolidated financial statements, the Company has changed its method of accounting for operating leases as of January 1, 2019 due to the adoption of IFRS 16, Leases.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

2

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2005.

Salles, Sainz – Grant Thornton, S.C.
Mexico City, Mexico
June 29, 2020

Grupo TMM, S.A.B. and Subsidiaries	3
Consolidated statements of financial position
As at December 31, 2019 and 2018
(Amounts in thousands of pesos, except number of shares)

	2019	2018
Assets
Current
Cash and cash equivalents (Note 6)	$476,714	$278,842
Restricted cash (Note 6)	36,085	39,313
Trade receivables, net (Note 7)	344,030	248,183
Other accounts receivable (Note 8)	421,770	410,434
Related parties (Note 15)	163,344	207,964
Materials and supplies	60,964	56,621
Prepayments	22,696	24,873
Total current assets	1,525,603	1,266,230

Non-current
Property, vessels and equipment, net (Note 9)	2,285,420	2,313,437
Right-of-use assets (Note 10)	560,099	-
Intangible assets (Note 12)	141,484	126,437
Concession rights, net (Note 11)	5,676	9,459
Other non-current assets	45,493	65,521
Total non-current assets	3,038,172	2,514,854
Total assets	$4,563,775	$3,781,084

Liabilities
Short-term
Short-term portion of the financial debt (Note 14)	$139,189	$223,362
Short-term leases liabilities (Note 10)	60,578	-
Trade payables	262,159	262,090
Accounts payable and accrued expenses (Note 16)	499,529	357,523
Related parties (Note 15)	87,573	18,379
Total short-term liabilities	1,049,028	861,354

Long-term
Long-term portion of the financial debt (Note 14)	118,737	392,063
Long-term lease liabilities (Note 10)	526,781	-
Acounts payable	46,742	-
Employee benefits (Note 23)	151,481	176,606
Deferred income tax (Note 21)	248,214	226,803
Total long-term liabilities	1,091,955	795,472
Total liabilities	2,140,983	1,656,826

Stockholders’ equity (Note 17):
Share capital (103,760,541 shares authorized and issued)	2,216,733	2,216,733
Treasury shares (1,577,700 shares)	(46,805)	(46,805)
Accumulated losses	(565,526)	(799,818)
Other components of equity	771,958	706,944
Controlling interest	2,376,360	2,077,054
Non-controlling interest	46,432	47,204
Total stockholders’ equity	2,422,792	2,124,258
Total liabilities and stockholders’ equity	$4,563,775	$3,781,084

The attached notes are part of these consolidated statements.

Grupo TMM, S.A.B. and Subsidiaries	4
Consolidated statements of profit or loss
For the years ended December 31, 2019, 2018 and 2017
(Amounts in thousands of pesos, except per share amounts and number of shares)

	2019	2018	2017

Revenue from transportation (Note 18)	$1,475,683	$1,523,066	$2,464,939

Costs and expenses:
Salaries, wages and employee benefits (Note 23)	343,700	368,614	571,775
Leases (Note 10)	300,466	436,469	622,908
Contracted services	448,217	413,060	545,541
Fuel, materials and supplies	206,820	211,793	317,525
Depreciation, amortization and loss from revaluation	182,880	80,277	562,915
Other costs and expenses	14,740	17,221	22,231
	1,496,823	1,527,434	2,642,895
Transportation loss	(21,140)	(4,368)	(177,956)

Other income, net (Note 19)	233,907	102,625	3,217,746
Operating income	212,767	98,257	3,039,790

Comprehensive financing cost:
Interest income	5,100	9,137	24,829
Interest expense and other financial costs (Note 20)	(146,875)	(84,890)	(1,210,486)
Exchange gain (loss), net	24,875	5,844	(7,822)
	(116,900)	(69,909)	(1,193,479)
Profit before taxes	95,867	28,348	1,846,311

Income tax expense (Note 21)	(64,575)	(4,799)	(516,732)
Net profit for the year	$31,292	$23,549	$1,329,579

Attributable to:
Non-controlling interest	(772)	4,543	1,989
Controlling interest	32,064	19,006	1,327,590
	$31,292	$23,549	$1,329,579

Profit per share for the year (Note 24)
Profit per share for the year	$0.314	$0.186	$12.992

Weighted average number of shares for the year	102,182,841	102,182,841	102,182,841

The attached notes are part of these consolidated statements.

Grupo TMM, S.A.B. and Subsidiaries	5
Consolidated statements of comprehensive income
For the years ended December 31, 2019, 2018 and 2017
(Amounts in thousands of pesos)

	2019	2018	2017

Net profit for the year	$31,292	$23,549	$1,329,579

Other comprehensive income:
Items that will not be subsequently reclassified to profit or loss
Actuarial gains, net (Note 23)	2,354	15,430	319
Revaluation surplus (Note 25)	379,420	(161,411)	941,957
Income tax on other comprehensive income	(114,532)	43,794	(282,683)
Total of other comprehensive income for the year	267,242	(102,187)	659,593
Comprehensive income (loss) for the year	$298,534	$(78,638)	$1,989,172

Attributable to:
Non-controlling interest	(772)	4,543	1,989
Controlling interest	299,306	(83,181)	1,987,183
	$298,534	$(78,638)	$1,989,172

The attached notes are part of these consolidated statements.

Grupo TMM, S.A.B. and Subsidiaries	6
Consolidated statements of changes in stockholders’ equity
For the years ended December 31, 2019, 2018 and 2017
(Amounts in thousands of pesos, except number of shares)

	Number of outstanding common shares	Share capital	Treasury shares	Mandatory convertible debentures into shares	Accumulated losses	Other components of equity	Subtotal	Non controlling interest	Total stockholders’ equity

Balances as at December 31, 2016	102,182,841	$2,216,733	$(46,805)	$724,100	$(4,259,984)	$2,263,108	$897,152	$66,838	$963,990

Net income for the year	-	-	-	-	1,327,590	-	1,327,590	1,989	1,329,579
Other comprehensive income	-	-	-	-	2,073,235	(1,413,642)	659,593	-	659,593
Comprehensive income for the year							1,987,183	1,989	1,989,172
Cancellation of mandatorily convertible debentures into shares	-	-	-	(724,100)	-	-	(724,100)	-	(724,100)
Balances as at December 31, 2017	102,182,841	2,216,733	(46,805)	-	(859,159)	849,466	2,160,235	68,827	2,229,062

Net income for the year	-	-	-	-	19,006	-	19,006	4,543	23,549
Other comprehensive income	-	-	-	-	40,335	(142,522)	(102,187)	-	(102,187)
Comprehensive loss for the year							(83,181)	4,543	(78,638)
Dividends paid to non-controlling interest	-	-	-	-	-	-	-	(26,166)	(26,166)
Balances as at December 31, 2018	102,182,841	2,216,733	(46,805)	-	(799,818)	706,944	2,077,054	47,204	2,124,258

Net income for the year	-	-	-	-	32,064	-	32,064	(772)	31,292
Other comprehensive income	-	-	-	-	202,228	65,014	267,242	-	267,242
Comprehensive income for the year							299,306	(772)	298,534
Balances as at December 31, 2019	102,182,841	$2,216,733	$(46,805)	$-	$(565,526)	$771,958	$2,376,360	$46,432	$2,422,792

The attached notes are part of these consolidated statements.

Grupo TMM, S.A.B. and Subsidiaries	7
Consolidated statements of cash flow
For the years ended December 31, 2019, 2018 and 2017
(Amounts in thousands of pesos)

	2019	2018	2017

Cash flows from operating activities:

Profit before taxes	$95,867	$28,348	$1,846,311
Adjustments to reconcile the profit with cash used in
operating activities:
Depreciation, amortization and loss from revaluation	182,880	80,277	562,915
Other amortizations	1,679	5,259	84,615
(Gain) loss from the sale of property, vessels and equipment, net	(23,415)	1,849	(330)
Accrued interests	133,768	80,580	1,039,856
Interest income	(5,100)	(9,137)	(24,829)
Gain from the loss of control of subsidiary	-	-	(3,458,467)
Exchange gain	(26,411)	(8,312)	(4,545)
(Gain) loss from the sale of subsidiaries	(279,744)	(111,484)	273,032

Changes in assets and liabilities:
Accounts receivable	(95,847)	2,454	7,924
Other accounts receivable and related parties	45,287	(98,394)	(150,154)
Materials and supplies	(4,343)	1,440	(38,936)
Prepayments	2,177	(13,346)	3,753
Other accounts payable and accrued expenses	(46,638)	117,065	162,094
Other non-current assets	4,981	(22,685)	42,269
Employee benefits	(25,125)	1,046	11,353
Total adjustments	(135,851)	26,612	(1,489,450)
Cash (used in) from operating activities	(39,984)	54,960	356,861

Cash from investment activities
Proceeds from sale of property, vessels and equipment	16,233	169,627	7,059
Acquisition of property, vessels and equipment	(48,281)	(86,283)	(80,222)
Sale of subsidiaries, net	600,887	50,331	66,987
Decrease of cash and cash equivalents from the loss of control of subsidiary	-	-	(212,332)
Dividends paid to non-controlling interest	-	(26,166)	-
Interest charged	5,100	9,137	24,829
Cash from (used in) investment activities	573,939	116,646	(193,679)

Cash flow from financing activities
Proceeds from debt	29,590	124,010	-
Repayment of debt	(189,026)	(397,458)	(172,592)
Repayment of leases	(134,245)	-	-
Interest paid	(36,257)	(40,792)	(409,146)
Cash used in financing activities	(329,938)	(314,240)	(581,738)

Exchange effect on cash	(6,145)	(607)	(20,737)
Increase (decrease) in cash and cash equivalents	197,872	(143,241)	(439,293)
Cash and cash equivalents, beginning of year	278,842	422,083	861,376
Cash and cash equivalents, end of year	$476,714	$278,842	$422,083

Complementary information:
Income tax caused	$14,512	$4,799	$3,000

The attached notes are part of these consolidated statements.

Grupo TMM, S.A.B. and Subsidiaries	8
Notes to the consolidated financial statements
At December 31, 2019 and 2018
(Amounts in thousands of pesos, except number of shares and where otherwise indicated)

1	Nature of operations

Principal activity
Grupo TMM, S.A.B. (‘Grupo TMM’ or the ‘Company’) is a Mexican company whose principal activity is providing multimodal transport and logistics services to premium customers throughout Mexico.

The Company’s activities are grouped into the following service divisions:

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

Relevant events
On February 14, 2019, Grupo TMM acquired the shares of Caoba Energía, S. de R.L. de C.V., which held 50% of the shares of Services & Solutions Optimus, S. de R.L. de C.V. (‘Optimus’), the joint venture company engaged in the development of storage infrastructure and transportation of hydrocarbons and refined petroleum products, such as gasoline, diesel and jet fuel, in the port of Tuxpan.  Following the acquisition, Optimus became a 100% subsidiary of the Company (see Note 5).

In 2019, Grupo TMM sold 100% of the shares of the subsidiaries Bamorau Servicios, S.A.P.I. de C.V. and Snekke, S.A. de C.V. related to the tugboats business to unrelated third parties. The gain from the sale of these subsidiaries was $279.7 million, which is shown in the “Other income” caption in the consolidated statements of income; the value of the net assets of these subsidiaries at the date of the sale was not significant (see Note 5).

Grupo TMM, S.A.B. and Subsidiaries	9
Structure of Grupo TMM
At December 31, 2019 and 2018, Grupo TMM holds the percentage of equity interest in various subsidiaries, the most significant are as follows:

	% of ownership
	2019	2018
Maritime
Transportación Marítima Mexicana, S.A. de C.V.	100%	100%
Inmobiliaria Dos Naciones, S. de R.L. de C.V.	100%	100%
TMM Parcel Tankers, S.A. de C.V.	100%	100%

Logistics
Almacenadora de Depósito Moderno, S.A. de C.V. (Warehouse)	100%	100%
Autotransportación y Distribución Logística, S.A. de C.V.	100%	100%
TMM Almacenadora, S.A.P.I. de C.V.	100%	100%

Ports and terminals
TMM Logistics, S.A. de C.V.	100%	100%
Prestadora de Servicios MTR, S.A. de C.V.	100%	100%
Administradora Marítima TMM, S.A.P.I. de C.V.	100%	100%
Caoba Energía, S. de R.L. de C.V.	100%	50%
Services & Solutions Optimus, S. de R.L. de C.V.	100%	50%
Servicios Administrativos API Acapulco, S.A. de C.V.	51%	51%
Administración Portuaria Integral de Acapulco, S.A. de C.V.	51%	51%

Payroll outsourcing
Mexschiff Operación de Personal, S.A.P.I. de C.V.	100%	100%
Omexmar Operadora Mexicana Marítima, S.A.P.I. de C.V.	100%	100%
Perhafen Services Marítimos, S.A.P.I. de C.V.	100%	100%
TMM Dirección Corporativa, S.A.P.I. de C.V.	100%	100%
Perjomar Operadora, S.A.P.I. de C.V.	44%	44%

Property leasing
Inmobiliaria TMM, S.A. de C.V.	100%	100%

The Company’s subsidiaries are incorporated in Mexico, where most of their activities take place.

Non-controlling interest in subsidiaries
Grupo TMM holds an equity interest in the subsidiaries Administración Portuaria Integral de Acapulco, S.A. de C.V., Servicios Administrativos API Acapulco, S.A. de C.V., and Perjomar Operadora, S.A.P.I. de C.V., for which there is non-controlling interest; the associated effect on the Company’s consolidated financial statements is considered immaterial. These companies are established and conduct their activities in Mexico.

Investments in associates
The Company maintains investments in the following associates:

(a)
In July 2014, Grupo TMM contributed $40,000 to the capital stock of Almacenes de Jugos Citricos de Mexico, S.A.P.I. de C.V., which represents 21% of the voting shares. Since this entity has not started up operations as of the issue date of the consolidated financial statements, Company Management decided to reserve the investment in its entirety.

Grupo TMM, S.A.B. and Subsidiaries	10
(b)
The Company lost control of its subsidiary TMM División Marítima, S.A. de C.V. (TMM DM) in 2017, retaining 15% equity in its capital without exerting significant influence. Accordingly, this investment has been classified as an investment in associate. As of December 31, 2019 and 2018, the value of this investment is nil, since the stockholders’ equity of TMM DM is negative. Moreover, in accordance with the statutes of TMM DM, the stockholders only assume obligation in connection with their equity up to the amount thereof.

2	General information and statement of compliance with IFRS

Grupo TMM’s head office is located at Avenida de la Cúspide N° 4755, Colonia Parques del Pedregal, Delegación Tlalpan, C.P. 14010, Mexico City. In addition, a significant portion of its maritime division activities is conducted at Calle 55 N° 2 Col. Electricistas C.P. 24120 Cd. del Carmen, Campeche.

Grupo TMM’s shares are listed on the Mexican Stock Exchange, where they trade under the symbol TMM A.  In the United States, Grupo TMM’s shares trade on the “Over-the-Counter’ (‘OTC’) market in the form of American Depositary Shares (‘ADSs’) under the symbol GTMAY.

Grupo TMM and its subsidiaries prepare their consolidated financial statements in accordance with International Financial Reporting Standards (‘IFRS’), as issued by the International Accounting Standards Board (‘IASB’), and these are presented in thousands of Mexican pesos. They have been prepared under the assumption that Grupo TMM operates on a going concern basis.

The Company has decided to present in its consolidated statements of income a subtotal of ‘Operating income’ which reconciles with the ‘Net profit for the year’ considering the items of ‘Comprehensive financing cost’ and ‘Income tax expense’; with regard to the subtotal of ‘Transportation loss’, the latter reconciles with the ‘Operating income’ considering the item ‘Other income’.

3	Changes in accounting policies

3.1  New Standards adopted as of January 1, 2019
Grupo TMM has adopted the new accounting pronouncements that are effective this year, and are as follows:

IFRS 16 ‘Leases’
IFRS 16 ‘Leases’ replaces IAS 17’ Leases’, together with three Interpretations (IFRIC 4 ‘Determination of whether an Agreement contains a Lease’, SIC 15 ‘Operating Leases-Incentives’ and SIC 27’ Evaluation of the Essence of Transactions Adopting the Legal Form of a Lease ‘).

The adoption of this new Standard has resulted in the Company recognizing a right-of-use asset and the related lease liability in connection with all former operating leases, except those identified as low value or with a remaining lease term of less than 12 months from the date of initial application.

The Company adopted this new Standard using the modified retrospective approach, as well as the alternative option of valuing the right-of-use asset in an amount equal to the lease liability as of January 1, 2019, the date of adoption. Pursuant to the foregoing, no effect was required to be recognized for adopting this standard in the opening balance of accumulated losses. Finally, prior periods were not required to be restated.

Grupo TMM, S.A.B. and Subsidiaries	11
On transition, for leases previously accounted for as operating leases with a remaining lease term of less than 12 months and for leases of low-value assets Grupo TMM has applied the optional exemptions to not recognize right-of-use assets but to account for the lease expense on a straight-line basis over the remaining lease term.

On transition to IFRS 16 the weighted average incremental borrowing rate applied to lease liabilities recognized under IFRS 16 was 11.1%.

The following is a reconciliation of the financial statement line items from IAS 17 to IFRS 16 at 1 January 2019:

	Carrying amount at 31 December 2018	Remeasurement	IFRS 16 carrying amount at 1 January 2019
Right-of-use assets	$-	$667,230	$667,230
Short-term leases liabilities	-	(62,895)	(62,895)
Long-term lease liabilities	-	(604,335)	(604,335)
	$-	$-	$-

The following is a reconciliation of total operating lease commitments at December 31, 2018 (as disclosed in the consolidated financial statements as of 31 December 2018) to the lease liabilities recognized at 1 January 2019:

Total operating lease commitments disclosed at December 31, 2018	$933,885
Leases identified in the assessment under IFRS 16	175,324
1,109,209
Recognition exemption:
Leases with a remaining term of less than 12 months	(12,297)
Operating lease liabilities before discounting	1,096,912
Discounted using incremental borrowing rate	(429,682)
Finance lease obligations	667,230
Total lease liabilities recognized under IFRS 16 at January 1, 2019	$667,230

Other Standards and amendments that are effective for the first time in 2019 (for entities with a 31 December 2019 year-end) and are applicable to the Company are:

•	IFRIC 23 Uncertainty over Income Tax Treatments
•	IFRS 9 Prepayment Features with Negative Compensation (Amendments to IFRS 9)
•	IAS 28 Long-term Interests in Associates and Joint Ventures (Amendments to IAS 28)
•	Annual Improvements to IFRS 2015-2017 Cycle
•	Plan Amendment, Curtailment or Settlement (Amendments to IAS 19)

These amendments do not have a significant impact on these financial statements and therefore the disclosures have not been made.

Grupo TMM, S.A.B. and Subsidiaries	12
3.2. Standards, amendments and Interpretations to existing Standards that are not yet effective and have not been adopted early by the Company
At the date of authorization of these consolidated financial statements, several new, but not yet effective Standards, amendments to existing Standards, and Interpretations have been published by the IASB, none of which have been adopted in advance by Grupo TMM.

At the date of authorization of these consolidated financial statements, other new standards and amendments that are not yet effective and have not been adopted early by the Company include:

•	IFRS 17 Insurance Contracts
•	Definition of a Business (Amendments to IFRS 3)
•	Definition of Material (Amendments to IAS 1 and IAS 8)
•	Conceptual Framework for Financial Reporting

These amendments are not expected to have a significant impact on the financial statements in the period of initial application and therefore the disclosures have not been made.

Management anticipates that all relevant pronouncements will be adopted for the first period beginning on or after the effective date of the pronouncement. New Standards, amendments and Interpretations not adopted in the current year have been disclosed as they are not expected to have a material impact on the Company’s consolidated financial statements.

4	Summary of significant accounting policies

The most significant accounting policies are summarized as follows:

4.1	Basis of consolidation

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

The balances and transactions among subsidiaries have been eliminated for the purposes of consolidation, including balances and unrealized gains on transactions between Grupo TMM’s companies. Unrealized losses on the sale of assets among the Company are eliminated in the consolidation and the asset involved is also reviewed for impairment from a group perspective. Accounting policies of subsidiaries have been adjusted where necessary to ensure consistency with the policies adopted by Grupo TMM.

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

Grupo TMM, S.A.B. and Subsidiaries	13
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

The carrying amount of investments in associates and joint ventures is increased or decreased to recognize Grupo TMM’s share of the profit or loss and other comprehensive income of the associate and joint venture, adjusted where necessary to ensure consistency with the accounting policies of the Company.

Unrealized gains on transactions between Grupo TMM and its associates and joint ventures are eliminated to the extent of the Company’s interest on those entities. When unrealized losses are eliminated, the asset involved is also tested for impairment.

4.2	Business combinations

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

Goodwill is stated after the individual recognition of identifiable intangible assets. It is calculated as the excess of the sum of : a) the fair value of the consideration transferred, b) the amount recognized for any non-controlling interest in the entity acquired, and c) the fair value on the acquisition date of any equity interest in the acquire, over the acquisition-date the fair values of the identifiable net assets. If the fair values of the identifiable net assets exceed the sum calculated above, this excess amount (e.g. gain on a bargain purchase) is immediately recognized in profit or loss.

4.3	Foreign currency translation

Functional and presentation currency
The consolidated financial statements are reported in Mexican pesos, which is also the functional currency of Grupo TMM.

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

Grupo TMM, S.A.B. and Subsidiaries	14
Non-monetary items are not retranslated at year-end and are measured at historical cost (translated using the exchange rates at the transaction date), except for non-monetary items measured at fair value which are translated using the exchange rates at the date when fair value was determined.

4.4	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and demand deposits, together with other highly liquid and short-term investments that are readily convertible into known amounts of cash and which are subject to insignificant risk of change in their value.

4.5	Materials and supplies

Materials and supplies, consisting mainly of fuel and items for the maintenance of property, vessels and equipment, are valued at the lower of the average cost and the net realizable value.

4.6	Prepayments

Represent prepayments for services that will be received in the future and are amortized in the period when said services are received.

4.7	Property, vessels and equipment

Properties and vessels
The properties (land and buildings) are measured at fair value, which are determined by external professional valuers every three years or before if the market factors indicate a significant change in the fair value. The last valuation of these assets was in December 2019.

The vessels are measured at fair value and as of December 31, 2019 and 2018, the revalued amounts were determined using the revenue technique (expected future cash flows). The frequency of the revaluations for this class of assets will be based on the changes of the fair values, meaning when these values significantly differ from their carrying value. The Company has revaluated this class of assets as of December 31, 2019 and 2018.

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
Equipment
Equipment is stated at construction or acquisition cost, including any cost directly attributable to bringing the assets to the location and condition necessary for them to be capable of operating in the manner intended by Grupo TMM’s Management. Acquisitions through capital leases or charter arrangements with an obligation to purchase are capitalized based on the present value of future minimum payments, recognizing the related liability. Depreciation of equipment is computed using the straight-line method based on the useful lives of the assets net of the estimated residual value.

Recurring maintenance and repair expenditures are charged to operating expenses as incurred. Major repairs to vessels (docks) are capitalized and amortized over the period in which benefits are expected to be received (two to five years for vessels). The material residual values and the estimated useful life are adjusted as necessary, at least once a year.

Gains or losses from the disposal of property, vessels and equipment are determined as differences between the disposal proceeds and the carrying amount of the assets and are recognized in profit or loss as part of ‘Other income’, accordingly (see Note 19).

Construction in progress
Disbursements attributable to construction of assets that are identifiable and may be controlled by the Company are recognized as assets when they meet the following conditions:

•	it is technically possible to complete the construction of the asset so that it can be available to be used;
•	management has the intent of completing the asset to use it;
•	it can be proven that the asset will generate economic benefits in the future;
•	adequate technical, financial or another type of resources are available to complete the asset; and
•	the disbursement attributable to the asset during its construction can be determined reliably.

4.8	Intangible assets

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

Grupo TMM, S.A.B. and Subsidiaries	16
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

4.9	Impairment testing of long-lived assets

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

Grupo TMM, S.A.B. and Subsidiaries	17
4.10	Leased assets

As described in Note 3, Grupo TMM has applied IFRS 16 using the modified retrospective approach and therefore the comparative information has not been restated. This means comparative information is still reported under IAS 17.

Accounting policy applicable from 1 January 2019

The Company as lessee
For any new contract entered into on or after January 1, 2019, the Company considers whether a contract is or contains a lease. A lease is defined as ‘a contract, or part of a contract, that conveys the right to use an asset (the underlying asset) for a period of time in exchange for a consideration’. To apply this definition, Grupo TMM assesses whether the contract meets three key evaluations which are whether:

•	the contract contains an identified asset, which is either explicitly identified in the contract or implicitly by specified by being identified at the time the asset is made available to the Company
•
the Company has the right to obtain substantially all the economic benefits from use of the identified asset throughout the period of use, considering its rights within the defined scope of the contract.

•
the Company has the right to direct the use of the identified asset throughout the period of use. The Company assess whether it has the right to direct the ‘how and for what purpose’ the asset is used throughout the period of use.

Measurement and recognition of leases as a lessee
At lease commencement date, the Company recognizes a right-of-use asset and a lease liability in the consolidated statement of financial position. The right-of-use asset is measured at cost, which is made up of measurement of the lease liability.

The Company depreciates the right-of-use assets on a straight-line basis from the lease commencement date of the lease to the end of the useful life of the right-of-use asset or the end of the lease term, whichever is less. The Company also evaluates the impairment of the right-of-use asset when such indicators exist.

At the commencement date, the Company measures the lease liability at the present value of the lease payments unpaid at that date, discounted using the interest rate implicit in the lease if that rate is readily available or the Company’s incremental borrowing rate.

Lease payments included in the measurement of the lease liability are made up of fixed payments and payments based on an index or rate.

Subsequent to initial measurement, the liability will be reduced for payments made and increased for interest. It is remeasured to reflect any reassessment or modification, or if there are changes in in-substance fixed payments.

When the lease liability is remeasured, the corresponding adjustment is reflected in the right of use asset or in results if the right of use asset has already been reduced to zero.

The Company has elected to account for short-term leases and leases of low-value assets using practical expedients. Instead of recognizing a right-of-use asset and lease liability, the payments in relation to the lease are recognized as an expense in profit or loss on a straight-line basis over the lease term.

Grupo TMM, S.A.B. and Subsidiaries	18
On the consolidated statement of financial position, rights-of-use assets have been included in a separate line just after the item of property, vessels and equipment, and lease liabilities have been included in a separate line item shown in the short and long term.

The Company as lessor
The Company’s accounting policy under IFRS 16 has not changed from the comparative period.

As lessor, the Company classifies its leases as operating or financial.

A lease is classified as a financial lease if it transfers substantially all the risks and rewards incidental to ownership of the underlying asset, or classified as an operating lease if it does not.

Accounting policy applicable before January 1, 2019

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

Notes 4.7 above and 9 describe the depreciation methods and estimated useful lives, respectively, for assets under financial leases.

Operating leases
All other leases were treated as operating leases. Payments on operating lease agreements were recognized as an expense on a straight-line basis over the lease term. The associated costs, such as maintenance and insurance, are expensed as incurred.

4.11	Financial instruments

Recognition and derecognition
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

Grupo TMM, S.A.B. and Subsidiaries	19
Classification and initial measurement of financial assets
Except for those trade receivables that do not contain a significant financing component and are measured at the transaction price in accordance with IFRS 15, all financial assets are initially measured at fair value, adjusted by transaction costs (where applicable).

Financial assets are classified into the following categories:

•	amortized cost
•	fair value through profit or loss (FVTPL)
•	fair value through other comprehensive income (FVOCI).

In the periods presented the Company does not have any financial assets categorized as FVTPL or FVOCI.

The classification is determined by both:

•	the Company’s business model for managing the financial asset; and
•	the contractual cash flow characteristics of the financial asset.

All income and expenses relating to financial assets that are recognized in profit or loss are presented within financial costs and income; except for impairment of trade receivables which is presented in the heading of ‘Other costs and expenses’.

Subsequent measurement of financial assets
Financial assets at amortized cost
Financial assets are measured at amortized cost if the assets meet the following conditions:

•	they are held within a business model whose objective is to hold the financial assets and collect its contractual cash flows; and
•	the contractual terms of the financial assets give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding.

After initial recognition, these are measured at amortized cost using the effective interest method. The financial assets of the Company are not discounted since it is not material. The Company’s cash and cash equivalents, trade receivables and part of the other accounts receivable fall into this category of financial instruments.

Impairment of financial assets
IFRS 9’s impairment requirements use more forward-looking information to recognize expected credit losses – the ‘expected credit loss (ECL) model’. Instruments within the scope of the new requirements included mainly trade receivables, contract assets recognized and measured under IFRS 15, other accounts receivables and accounts receivable from related parties.

Recognition of credit losses considers a broader range of information when assessing credit risk and measuring expected credit losses, including past events, current conditions, reasonable and supportable forecasts that affect the expected collectability of the future cash flows of the instrument.

Grupo TMM, S.A.B. and Subsidiaries	20
Grupo TMM makes use of a simplified approach in accounting for trade and other accounts receivables as well as contract assets and records the loss allowance as lifetime expected credit losses. These are the expected shortfalls in contractual cash flows, considering the potential for default at any point during the life of the financial instrument. In calculating, the Company uses its historical experience, external indicators and forward-looking information to calculate the expected credit losses using a provision matrix.

The Company assess impairment of trade receivables based on the characteristics of the business segment, when appropriate this assessment is made on a collective basis as they possess shared credit risk characteristics they have been grouped based on the days past due. Refer to Note 26, for a detailed analysis of how the impairment requirements of IFRS 9 are applied.

Classification and measurement of financial liabilities
The Company’s financial liabilities include borrowings, trade and other payables. Financial liabilities are initially measured at fair value, and, where applicable, adjusted for transaction costs. Subsequently, financial liabilities are measured at amortized cost using the effective interest method.

All interest-related charges are included within finance costs or finance income.

4.12	Provisions, contingent liabilities and contingent assets

Provisions are recognized when the present obligations resulting from a past event will probably lead to an outflow of the Company economic resources and the amounts can be reliably estimated. Timing or amount of the outflow may still be uncertain. A present obligation arises from a presence of a legal or constructive commitment that has resulted from past events. Provisions are not recognized for future operating losses.

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

Possible inflows of the Company’s economic benefits, which do not yet meet the criteria for recognition of an asset, are considered as contingent assets.

4.13	Taxes on earnings

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

Grupo TMM, S.A.B. and Subsidiaries	21
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

4.14	Statutory employee profit sharing

The statutory employee profit sharing is determined applying the rate of 10% on taxable income, adjusted as provided for by the Income Tax Law. The statutory employee profit sharing accrued is considered an ordinary expense associated with employee benefits.

4.15	Post-employment benefits and benefits for short-term employees

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

Grupo TMM, S.A.B. and Subsidiaries	22
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

4.16	Stockholders’ equity

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

The accumulated losses include the profit (loss) for the year and previous periods.

Other components of equity capital include:

•	revaluation surplus, including gains and losses from the revaluation of vessels and properties;
•	statutory reserve corresponds to the separation of earnings withheld for this reserve;
•	additional paid-in capital is equivalent to the amount received in excess of the par value of the shares;
•	translation result represents the cumulative effect of the change in functional currency in previous years; and
•
actuarial gains and losses include experience adjustments (the effects of differences between the previous actuarial assumptions and what has actually occurred); and the effects of changes in actuarial assumptions.

4.17	Recognition of revenue, costs and expenses, and financing costs

Revenues
Company’s revenue arises mainly from services of maritime transportation, logistics and warehousing. To determine whether to recognize revenue, the Company follows a 5-step process:

Grupo TMM, S.A.B. and Subsidiaries	23
1.	Identifying the contract with a customer

2.	Identifying the performance obligations

3.	Determining the transaction price

4.	Allocating the transaction price to the performance obligations

5.	Recognizing revenue when/as performance obligation(s) are satisfied.

The Company does not carry out transactions that involve different contracts and on which their characteristics must be combined in accordance with IFRS. Moreover, transactions are not usually carried out that involve different services as part of the same contract; therefore, the total price of the transaction for a contract in all cases is allocated to a single performance obligation, based on their relative independent sales prices. The transaction price for contracts does not consider variable payments, except for certain service payments that are not considered significant in connection with the total revenues of the Company, nor are payments in kind, nor amounts collected on behalf of third parties and nor contemplate a financing component.

All revenues are recognized over time, as the Company meets performance obligations by transferring the services promised to its customers.

When the Company meets a performance obligation before receiving the payment, the Company already recognizes either a contract asset or a receivable in its consolidated statement of financial position, depending upon if something else is required than only passage of time before the consideration becomes due. The Company generally does not receive payments in advance in connection with performance obligations; therefore, contractual liabilities are not required to be recognized.

In obtaining these contracts, the Company incurs immaterial incremental costs. Since the amortization period of these costs would be less than one year, if capitalized, and also that those costs are immaterial, the Company makes use of the practical expedient in IFRS 15.94 and expenses them as they incur.

Parcel vessels and bulk carriers
These revenues are derived from the transportation of merchandise through the Company’s own shipments or third parties, usually in periods ranging between 7 and 30 days. The rate is fixed and it is set at the beginning of the contract, based on the space or capacity required by the customer. The performance obligation is met as the merchandise is transported from the point of origin to the destination. Revenues are recognized over time on a straight-line basis during the term of each contract. Given that the costs required for rendering the service under these contracts do not vary significantly, that method provides a reasonable representation of the services transferred. The amounts that remain unbilled at the end of the reporting period are presented in the consolidated statement of financial position as contractual assets, since something additional is required in addition to time elapsed in order for those amounts to become due and payable.

The Company generally does not receive advances that exceed the amount of obligations met; therefore, contract liability balances are not generated.

Maritime administration services
They correspond to revenues for services rendered for contracting, operating, and managing shipments, mainly offshore service providers. The rate for these services is determined by applying a 2.85% profit margin to the costs incurred by the Company for rendering services.

Grupo TMM, S.A.B. and Subsidiaries	24
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

Ship repair services (shipyard) and containers
They correspond to revenues for minor and major repairs and maintenance to ships made at the facilities of the Company (shipyard), as well as containers of shipping companies and others such as wharfage. The consideration for the services is fixed, and it is determined in the contract based on the work ordered, including materials and replacement parts, which must be realized in an estimated period for the work, which ranges from 2 days up to 60 days for ships, and from 1 day up to 6 days for containers. Wharfage depends on the considerations of the ship from 1 to 365 days, due to the high degree of interdependence among the various elements of these services. They are recorded in the accounting as a single performance obligation. These revenues are recognized over time in conformity with the completion of the services agreed upon.

The Company measures its completion toward total compliance of the performance obligation by comparing real hours invested up to the date with the total estimated hours required to perform the repair or maintenance, including related costs. This base reasonably represents services transferred to each customer, by virtue of the ability of the Company to make reliable estimates based on its significant historical experience in rendering these services. The amounts that remain unbilled at the end of the reporting period are presented in the consolidated statement of financial position as contractual assets, since something additional is required in addition to time passaged in order for those amounts to become due and payable. The Company generally does not receive advances that exceed the amount of obligations met; therefore, liabilities balances are not generated.

Other services
The Company obtains revenues for other services such as tugboats, suppliers, negotiations, port formalities, among other things. Most of these services are considered single performance obligations in the terms of the respective contracts, and the consideration is entirely allocated to those performance obligations. Revenues are recognized over time, since customers receive and consume the benefits as the Company renders the services, that is, as the performance obligations are met. The Company does not generate asset balances or contract liabilities for most of these services. The Company acts as an agent for the specific case of agency services and, therefore, it recognizes the revenues corresponding to the profit margin generated net of the costs incurred.

Costs and expenses
The costs and expenses for maritime, and also those related to other logistics operations, are recognized in operations when the services are rendered, materials are consumed or as incurred.

Financing income and costs
Interest income and expense are reported as accrued using the effective interest method and are reported as part of the comprehensive financing cost.

Grupo TMM, S.A.B. and Subsidiaries	25
4.18	Information by segments

The Company has four operating segments: maritime division, logistics division, ports and terminals division and warehousing division. These operating segments are monitored by the Company’s Management, who are responsible for making strategic decisions, which are made based on adjusted operating segment results.

In identifying its operating segments. Management follows Grupo TMM’s service lines, which represent the main services provided by the Company.

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

4.19	Significant management judgment in applying accounting policies and estimation uncertainty

When preparing the consolidated financial statements, Management considers a number of judgments, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses.

Significant management judgment
The reporting judgments made by Management as to the application of the accounting policies of the Company that would have a material effect on the consolidated financial statements are described following.

Evaluation of control, significant influence, and joint control
Management evaluates the terms of voting power with respect to its investees, the power to govern, decisions, contractual and legal agreements, upon determining if there is control, significant influence, and joint control. Significant judgment is required by evaluating some of these characteristics that can be modified over time (see Note 4.1).

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

Grupo TMM, S.A.B. and Subsidiaries	26
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

5	Acquisitions and disposals

Year 2019
Disposal of subsidiaries
Grupo TMM sold 100% of the shares of the subsidiaries Bamorau Servicios, S.A.P.I. de C.V. and Snekke, S.A. de C.V. (tugboats) to unrelated third parties in 2019.

At the date of sale, the value of the assets of those subsidiaries and the consideration received was as follows:

	Snekke, S.A. de C.V. (a)	Bamorau Servicios, S.A.P.I. de C.V.	Total
Current assets
Other accounts receivable	$27,786	$-	$27,786
Other current assets	5,388	-	5,388
Total current assets	33,174	-	33,174

Non-current assets
Property	339,038	-	339,038
Total assets	$372,212	-	$372,212

Short-term liabilities
Other accounts payable	$25,243	-	$25,243
Total short-term liabilities	25,243	-	25,243

Long-term liabilities
Deferred income tax	58,920	-	58,920
Total liabilities	$84,163	-	$84,163

Total net assets	$288,049	-	$288,049

Consideration transferred	543,184	24,609	567,793
Gain on the disposition of subsidiaries	$255,135	$24,609	$279,744

Grupo TMM, S.A.B. and Subsidiaries	27
In December 2019, in connection with the sale of Snekke, S.A. de C.V., and with the prior authorization of the Administración Portuaria Integral de Manzanillo, the Company transferred the rights to its concession to provide tugboat services in the port of Manzanillo in favor of the buyer, following which the Company stopped operating its tugboat business (see Note 11).

These divestitures form part of the business plan and financial restructuring of Grupo TMM, which contemplates focusing its resources and operation in the specialized maritime and ports and terminals, through a more efficient operating structure.

Acquisition of subsidiaries
On February 14, 2019,  the Company acquired the remaining 50% of the shares of Servicies & Solutions Optimus, S. de R.L. de C.V., giving Grupo TMM 100% of the shares of the entity and control as of that date. The purpose of this acquisition is to continue to the develop hydrocarbon and refined oil product storage and transportation infrastructure, such as gasoline, diesel and jet fuel in the port of Tuxpan.

The details of this business combination are as follows:

2019
Fair value of the consideration transferred	$51,126

Recognized amounts of identifiable net assets
Cash and cash equivalents	671
Other current assets	8,703
Land	122,481
Construction in progress	23,595
Total identifiable assets	155,450

Accounts payable	113,777
Other liabilities	373
Total liabilities assumed	114,150
Identifiable net assets	$41,300
Goodwill on acquisition	$9,826

Consideration transferred settled in cash	$51,126
Cash and cash equivalents acquired receive on acquisition	(671)
Net cash outflow on acquisition	$50,455

Goodwill of $ 9,826 is mainly related to growth expectations, expected future profitability that the management of Grupo TMM estimated at the acquisition date. As of December 31, 2019, Grupo TMM’s management decided to impair goodwill in view that the operations will not generate cash flows for the next two years as the project continued as construction in progress. The impartment is presented in the consolidated statement of profit or loss as part of the item “Other income” (see Note 19).

Grupo TMM, S.A.B. and Subsidiaries	28
Year 2018
Disposal of subsidiaries
Grupo TMM sold 100% of the shares of the subsidiaries Impact Engine, S.A. de C.V., Talocaan Services, S.A. de C.V., and Ditermax Corporate, S.A. de C.V. to an unrelated third party in 2018. These divestitures form part of the business plan of Grupo TMM, which contemplates focusing its resources and operation in the specialized maritime segment.

The gain on the sale of these subsidiaries amounted to $111,484, which is shown in the item of ‘Other income’ in the consolidated statements of profit or loss (see Note 19). The value of the net assets of those subsidiaries was immaterial as of the date of the sale.

Year 2017
Disposal of subsidiaries
As at December 21, 2017, pursuant to the General Extraordinary Stockholders’ Meeting of TMM DM, subsidiary to 100% of Grupo TMM at that date, the stockholders approved a variable capital increase in the amount of $35, equivalent to 42,500,000 Class II Series B registered common shares with no par value expressed. This increase was subscribed for and issued in cash by Intercam Banco, S.A., Institutición de Banca Multiple, Intercam Grupo Financiero (‘Intercam’), on behalf of Management Trust number F/3192 (‘Trust F/3192’), formed by Value Automotriz, S. A. de C. V., in the capacity of Trustor and Intercam as Trustee. Trust F/3192 was created based on the resolutions of the trust certificates Holders’ Meeting held on November 28, 2017, wherein the Holders resolved to transfer 85% of the shares of TMM DM in benefit of the Holders of those trust certificates.

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

As at the date of the sale, the carrying value of net assets and the consideration received were as follows:

Grupo TMM, S.A.B. and Subsidiaries	29
	TMM DM	Other subsidiaries	Total
Current assets
Cash and cash equivalents	$212,332	$-	$212,332
Trade receivables	537,808	-	537,808
Other current assets	142,956	-	142,956
Total current assets	893,096	-	893,096

Non-current
Vessels and equipment, net	7,442,415	-	7,442,415
Other non-current assets	8,530	340,019	348,549
Total assets	$8,344,041	$340,019	$8,684,060

Short-term liabilities
Trust certificates	$709,589	-	$709,589
Other short-term liabilities	439,265	-	439,265
Total short-term liabilities	1,148,854	-	1,148,854

Long-term liabilities
Trust certificates	9,731,357	-	9,731,357
Other long-term liabilities	922,297	-	922,297
Total liabilities	11,802,508	-	11,802,508

Total net assets	$(3,458,467)	340,019	$(3,118,448)

Consideration transferred	-	(66,987)	(66,987)
Investment retained by Grupo TMM	-	-	-
(Gain) loss on the disposition of subsidiaries	$(3,458,467)	$273,032	$(3,185,435)

The gain derived from the loss of control of TMM DM is shown in the item of ‘Other income’ in the consolidated statement of profit or loss (see Note 19); due to the stockholders’ equity deficit of TMM DM, the fair value of the investment in an associate retained by Grupo TMM was determined nil, which is consistent with the subsequent valuation under the equity method.

The loss on the sale of other subsidiaries amounted to $273,032, which is shown in the line of ‘Other income’ in the consolidated statements of profit or loss (see Note 19).

6	Cash and cash equivalents

Cash and cash equivalents as of December 31, 2019 and 2018, are summarized as follows:

	2019	2018
Cash on hand	$902	$864
Cash at banks	126,972	123,950
Short-term investments (a)	348,840	154,028
	$476,714	$278,842

(a)	Includes fix-term deposits (promissory notes) and repurchase/resell agreements with terms up to 3 days.

Grupo TMM, S.A.B. and Subsidiaries	30
Restricted cash
As of December 2019 and 2018, restricted cash represents the amount required to guarantee payments according to the obligations arising from the debt agreements for the acquisition of vessels and guarantee found for the sale of Terminal Marítima de Tuxpan, S.A. de C.V.

7	Trade receivables

Trade receivables as of December 31, 2019 and 2018, are summarized as follows:

	2019	2018
Maritime
Shipyard	$34,325	$18,897
Tugboats	19,406	26,149
Parcel tankers	18,217	12,350
Offshore vessels	4,737	13,542
Bulk carrier	906	1,017
Others	173	182

Ports and terminals
Shipping agencies	128,300	39,877
Port services	10,732	8,843
Commercial leases	93	233

Logistics, warehousing and other businesses
Warehousing	44,820	47,695
Repair of containers	28,986	31,142
Automotive services	1,112	446
Other businesses	1,165	1,163
Total trade receivables	292,972	201,536
Contract assets	65,443	68,950
Allowance for doubtful accounts	(14,385)	(22,303)
	$344,030	$248,183

All amounts are short-term. The net carrying value of trade accounts receivables is considered a reasonable approximation to fair value.

The activity in the allowance for doubtful accounts is presented below:

	2019	2018
Balance as of January 1	$22,303	$28,310
Receivables written off during the year	(1,847)	(468)
Allowance cancelation recognized during the year	(6,071)	(5,539)
Balance as of December 31	$14,385	$22,303

Grupo TMM, S.A.B. and Subsidiaries	31
Note 26 includes disclosures related to credit risk exposures and the analysis related to the allowance for expected credit losses. In 2019 and 2018 the impairment loss was calculated applying the expected credit loss model in accordance with IFRS 9.

8	Other accounts receivable

Other accounts receivable as of December 31, 2019 and 2018, are summarized as follows:

	2019	2018
Recoverable taxes	$306,327	$183,927
Services for port, maritime and other operations	93,692	161,037
Employees	4,698	4,466
Insurance claims	773	12,286
Others	16,280	48,718
	$421,770	$410,434

9	Property, vessels and equipment

Property, vessels and equipment as of December 31, 2019 and 2018 are summarized as follows:

	2019
	Net balances at beginning of year	Additions		Disposals		Transfers and others		Depreciation / loss from revaluation	Net balances at year end	Estimated useful lives (years)

Vessels	$782,673	$-		$200,119	(a) and (h)	$(337,211)	(b)	$30,405	$214,938	25
Shipyard	275	-		-		-		43	232	40
Major vessel maintenance	41,611	1,753		12,317		(1,979)		13,888	15,180	2.5
Buildings and facilities	238,901	4,891		-		67,484	(c)	11,616	299,660	20 & 25
Warehousing equipment	255	419		-		-		469	205	10
Computer equipment	581	249		-		-		374	456	3 & 4
Terminal equipment	7,390	280		-		20,345		1,980	26,035	10
Ground transportation equipment	5,366	1,621		602		36		1,394	5,027	4,5 & 10
Other equipment	7,079	446		-		4,663		1,296	10,892
	1,084,131	9,659		213,038		(246,662)		61,465	572,625
Lands	1,146,252	-		-		451,671	(c)	-	1,597,923
Constructions in progress	83,054	38,622	(d)	-		(6,804)		-	114,872
	$2,313,437	$48,281		$213,038		$198,205		$61,465	$2,285,420

Grupo TMM, S.A.B. and Subsidiaries	32
	2018
	Net balances at beginning of year	Additions	Disposals		Transfers and others		Depreciation / loss from revaluation	Net balances at year end	Estimated useful lives (years)

Vessels	$1,118,250	$260	$125,019	(f)	$(162,962)	(e) and (h)	$47,856	$782,673	25
Shipyard	318	-	-		-		43	275	40
Major vessel maintenance	12,608	38,142	-		4,064		13,203	41,611	2.5
Buildings and facilities	242,204	5,732	-		604		9,639	238,901	20 & 25
Warehousing equipment	647	-	9		-		383	255	10
Computer equipment	556	459	-		47		481	581	3 & 4
Terminal equipment	6,885	2,252	-		(125)		1,622	7,390	10
Ground transportation equipment	3,751	2,052	1,153		1,940		1,224	5,366	4,5 & 10
Other equipment	7,641	361	-		313		1,236	7,079
	1,392,860	49,258	126,181		(156,119)		75,687	1,084,131
Lands	1,184,427	-	45,295	(g)	7,120		-	1,146,252
Constructions in progress	46,248	37,025	-		(219)		-	83,054
	$2,623,535	$86,283	$171,476		$(149,218)		$75,687	$2,313,437

All the amounts for depreciation and for loss from revaluation are included as part of the depreciation, amortization, and loss from revaluation on the consolidated statements of profit or loss.

The accumulated depreciation on property, vessels and equipment at December 31, 2019 and 2018 is $261,862 and $365,264, respectively. The decrease in accumulated depreciation in the amount of $ 103,402 is due to: i) the cancellation of the accumulated depreciation for the revaluation of the vessel and, ii) the disposal of the offshore vessel ‘Subsea 88’. (see subsection h below)

(a)
On August 30, 2019, the sale of the vessel SMR Manzanillo to Bricor Servicios Portuarios Mexicanos, S.A. de C.V. by Transportación Marítima Mexicana, S.A. de C.V., a subsidiary of Grupo TMM, was complete for an amount of $15,703, generating a profit of $ 4,410.

(b)	It is comprised mainly of disposal of the TMM Colima vessel in the divestiture of Snekke, S.A. de C.V. of Grupo TMM for $339,038, which is partially offset by the revaluation surplus of $1,827.

(c)	Includes the surplus for revaluation of lands and properties for $310,833 and $66,518, respectively.

(d)	Corresponds to the construction of infrastructure for various projects related to the storage and transportation of hydrocarbons and refined petroleum products.

(e)	Includes the loss for revaluation of the year for $161,411.

(f)	On May 7, 2018, TMM Parcel Tankers, S.A. de C.V., subsidiary of Grupo TMM, completed the sale of the chemical tanker Maya to Yangzijiang Express Shipping PTE. LTD.

(g)
The sale agreement of the land located in Santiago Tlaltepoxco in the Municipality of Huehuetoca, State of Mexico, between Comercializadora Columbia, S.A. de C.V. and Inmobiliaria TMM, S.A. de C.V., a subsidiary of Grupo TMM, was entered into on March 27, 2018.

Grupo TMM, S.A.B. and Subsidiaries	33
(h)
During 2018, the offshore vessel ‘Subsea 88’ suffered a major mishap in one of its areas and for which it stopped operating. As of December 31, 2018, Grupo TMM was making the corresponding insurance claims without a final settlement having been issued on the mishap as of that date. Since the repair of the ship requires a substantial time that affects future cash flows, Management recognized a loss in fair value in the amount of $206,076.

Subsequently, in June 2019 the insurer declared the vessel ‘Subsea 88’ as a total loss. Given the result, the Company recognized the loss of the vessel for a total of $ 191,377, which was its book value as of that date.

If the cost model had been used, the revalued carrying amounts for vessels, land and properties as of December 31, 2019 and 2018, would be as follows:

	2019	2018
Vessels	$108,414	$400,098
Lands	715,616	715,616
Properties	147,747	152,249
	$971,777	$1,267,963

The revalued amounts include a revaluation surplus of $1,140,744 and $899,863 in 2019 and 2018, respectively, before taxes, which is not available for distribution to stockholders.

Fair value measurement
See Note 25 regarding the measuring of fair value for vessels and properties.

Guarantees
As of December 31, 2019 and 2018, the vessel ‘Olmeca’ was securing financial debt with ‘ACT Maritime, LLC’ (see Note 14).

At the end of 2019, there were three properties securing various bank loans, while at the end of 2018 there were two properties under guarantee. Likewise, as of December 31, 2019, there was an RTG crane under guarantee with ‘PNC Bank, N.A.’.

As of December 31, 2018, the vessel ‘SMR Manzanillo’ was under guarantee, as well as the vessel TMM Colima was securing financial debt with ‘B.V. Scheepswerf Damen Gorinchem’ and the vessel ‘ Subsea 88’ guaranteed the financial lease with FTAI Subsea 88, Ltd.

10	Leases

As of December 31, 2019 and December 31, 2018, the information on leases is summarized below:

Grupo TMM, S.A.B. and Subsidiaries	34
	2019
	Short-term	Long-term
Payable in Mexican pesos
Warehouse	$32,673	$14,094
Cranes	963	-
Courtyards	10,285	41,248
Major vessel maintenance	2,269	-

Payable in US dollars
Corporate building	14,388	471,439
	$60,578	$526,781

As of December 31, 2019, Grupo TMM leased its corporate office building, warehouses for the storage service, cranes for the logistics services and a major vessel maintenance. With the exception of short-term leases and low-value underlying assets, each lease is reflected on the consolidated statement of financial position as a right-of-use asset and a lease liability.

Each lease generally imposes a restriction that, unless there is a contractual right for the Company to sublet the asset to another party, the right-of-use asset can only be used by the Company.

Leases are either non-cancellable or may only be cancelled by incurring a substantive termination fee. Some leases contain an option to extend the lease for a further term.

Grupo TMM is prohibited from selling or pledging the underlying leased assets as security. For leases over office buildings and warehouses, Grupo TMM must keep those properties in a good state of repair and return the properties. Further, Grupo TMM must insure items of leases assets and incur maintenance fees on such items in accordance with the lease contracts.

The table below describes the nature of Grupo TMM’s leasing activities by type of right-of-use asset recognized in the consolidated statement of financial position:

Right-of-use asset	No. of right-of-use assets leased	Range of remaining term (years)	No. of leases with extension options	No. of leases with purchase option	No. of leases with variable payments linked to an index	No. of leases with termination options
Corporate building	1	9	-	-	1	-
Warehouse	6	1 - 4	2	-	6	-
Courtyards	5	1 - 5	5	-	5	-
Cranes	1	1	-	-	-	-
Major vessel maintenance	1	1	-	-	-	-

Lease liabilities are secured with related underlying assets. Future minimum lease payments at 31 December 2019 were as follows:

Grupo TMM, S.A.B. and Subsidiaries	35
	Within the 1st year	1 to 3 years	3 to 5 years	After 5 years	Total
Balance at December 31, 2019
Lease payments	$121,847	$185,494	$198,259	$427,355	$932,955
Financial charges	(61,269)	(108,101)	(87,429)	(88,797)	(345,596)
Present values, net	$60,578	$77,393	$110,830	$338,558	$587,359

	Within the 1st year	1 to 3 years	3 to 5 years	After 5 years	Total
Balance at December 31, 2018
Lease payments	$133,870	$215,631	$200,489	$546,922	$1,096,912
Financial charges	(70,975)	(121,445)	(102,513)	(134,749)	(426,682)
Present values, net	$62,895	$94,186	$97,976	$412,173	$667,230

Lease payments not recognized as a liability
The Company has elected not to recognize a lease liability for short-term leases (leases with an expected term of 12 months or less) or for leases of low-value assets. Payments made under such leases are expensed on a straight-line basis. In addition, certain variable lease payments are not permitted to be recognized as lease liabilities and are expensed as incurred.

The expense relating to payments not included in the measurement of the lease liability is as follows:

2019
Short-term leases (a)	$296,770
Leases of low-value assets	3,696
$300,466

(a)	Corresponds to the leasing of parcel and bulk carrier vessels.

At December 31, 2019, Grupo TMM was committed on short-term leases and total commitment at that date was $121,847.

At December 31, 2019 Grupo TMM had no lease commitments that had not yet started.

Total cash outflow for leases for the years ended December 31, 2019 and 2018 were $434,710 and $ 436,469, respectively.

Additional information on right-of-use assets by class of assets in as follows:

Grupo TMM, S.A.B. and Subsidiaries	36
	Carrying amount	Depreciation expense	Financial cost
Corporate building	$464,020	$49,716	$55,221
Warehouse	43,756	40,212	8,751
Courtyards	49,241	10,794	5,377
Cranes	915	2,197	221
Major vessel maintenance	2,167	8,667	655
Total right-of-use assets	$560,099	$111,586	$70,225

Financial leases as of December 31, 2018

As of December 31, 2018, the Company held a financial lease for the vessel ‘Subsea 88’, which started in November 2013 and was scheduled to end in October 2023. The financial lease agreement ‘Subsea 88’ included monthly lease payments and a purchase option at the end of the term.

The restricted cash balance derived from this contract as of December 31, 2018 was $ 3,353. As of December 31, 2018, the net book value of the vessel was $ 191,377.

Due to the mishap described in Note 9 subsection (h), in June 2019 the insurer Allianz México, S.A. declared the vessel ‘Subsea 88’ as a total loss. As part of the agreements, the insurer made the payment of the line of credit on behalf of the Company in August 2019 (see Note 14).

11	Concession rights

As of December 31, 2019 and 2018, the concession rights are as follows:

	2019	2018	Years to amortize
Administración Portuaria Integral de Acapulco (a)	$94,607	$94,607	10
Transportación Marítima Mexicana (b)	-	30,266	-
	94,607	124,873
Accumulated amortization	(88,931)	(115,414)
Concession rights, net	$5,676	$9,459

(a)
As of December 31, 2019 and 2018, the Company holds concession to operate the cruise and vehicle terminal at the port of Acapulco, Guerrero. Under this concession agreements, the Company is obliged to keep the facilities included in the concession in good condition, as well as making monthly payments (fixed and variable), related to the operation (see Note 28).

At the end of the concession in 2021, these facilities will revert to the federal government.

At December 31, 2019 and 2018, the Company was in compliance with its obligation to maintain the concession facilities in good condition.

The amortization of the concession rights was $3,784 for the years ended December 31, 2019 and 2018. Monthly payments to the Administración Portuaria Integral de Acapulco were $7,536 and $7,179 in 2019 and 2018, respectively.

Grupo TMM, S.A.B. and Subsidiaries	37
(b)
As of December 31, 2018, the Company maintained the concession rights to operate the tug services in the Port of Manzanillo, Colima. This concession was renewed in October 2014, expiring on January 16, 2023, with the possibility of being renewed for another eight years.

In connection with the December 2019 sale of Snekke, S.A. de C.V. and with the prior authorization of the Administración Portuaria Integral de Manzanillo, the Company transferred the rights of this concession in favor of the buyer (see Notes 1 and 5). As of the date of this sale, the total value of the concession rights, which amounted to $30,266, had been fully amortized.

12	Intangible assets

Intangible assets as of December 31, 2019 and 2018, are summarized as follows:

	2019
	Net balances at beginning of year	Additions (Disposals)	Transfers and others	Amortization	Net balances at year end	Estimated useful life (years)
Software	$909	$19,048	$-	$4,001	$15,956	3 and 5
Trademark (a)	125,528	-	-	-	125,528	Indefinite
	$126,437	$19,048	$-	$4,001	$141,484

	2018
	Net balances at beginning of year	Additions (Disposals)	Transfers and others	Amortization	Net balances at year end	Estimated useful life (years)
Software	$2,362	$-	$-	$1,453	$909	3 and 5
Trademark (a)	125,528	-	-	-	125,528	Indefinite
	$127,890	$-	$-	$1,453	$126,437

(a)
Corresponds to the rights on the Marmex trademark associated with the specialized maritime division segment, specifically the offshore vessels operation. This trademark is subject to annual impairment testing (see Note 13).

The accumulated amortization of intangible assets as of December 31, 2019 and 2018, is $7,096 and $4,236, respectively.

13	Impairment of long-lived assets

As of December 31, 2019 and 2018, Grupo TMM had performed annual impairment tests. The recoverable amounts of the cash generating units were determined based on calculations of the value in use and fair value less costs of sale as follows:

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

Grupo TMM, S.A.B. and Subsidiaries	38
The recovery value for these assets was determined as the higher between their value in use and their market value, less selling costs. As of December 31, 2019 and 2018, no impairment losses were determined for these assets.

Properties
The recoverable value of properties was determined as their fair value less costs of sale, which are considered immaterial in terms of the fair value. The determination of fair value is described in Note 25. At December 31, 2019 and 2018, no impairment losses were determined for these assets.

Corporate assets and other long-lived assets
These assets are not identified with any cash-generating unit, therefore these were evaluated at the Grupo TMM level. The recoverable amount of these assets was determined as their value in use. At December 31, 2019 and 2018, no impairment losses were determined for these assets.

The recoverable amounts for cash-generating units were determined based on calculations of the value in use, covering a detailed three-year projection, followed by an extrapolation of the cash flows expected for the useful lives remaining for the assets using the growth rates determined by Management.

The present value of the cash flows expected for each segment was determined applying an appropriate discount rate.

	2019		2018
	Growth rate	Discount rate	Growth rate	Discount rate
Vessels	2.00%	7.19%	2.00%	7.18%

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

In addition to the considerations described above for determining the value in use of assets and the cash-generating units described above, Management is currently not aware of any other probable change that could require changes in their estimate. However, the estimate for the recoverable amount for the specialized maritime segment is particularly sensitive to the discount rates. If the discount rate used increases 1%, the value in use would decrease up to 4.91% in terms of the value determined, the value that continues to exceed the carrying value of the aforementioned assets.

Grupo TMM, S.A.B. and Subsidiaries	39
14	Financial assets and liabilities

Categories of financial assets and liabilities
The financial assets and liabilities as of December 31, 2019 and 2018, are summarized as follows:

	2019	2018
Financial assets
Valued at amortized cost
Cash and cash equivalents	$476,714	$278,842
Restricted cash	36,085	39,313
Trade receivables	278,587	179,233
Other accounts receivable	115,443	226,507
Related parties	163,344	207,964
Total current financial assets	$1,070,173	$931,859

Financial liabilities
Valued at amortized cost
Short-term portion of the financial debt	$139,189	$223,362
Trade payables	262,159	262,090
Accounts payable and accrued expenses	461,889	346,505
Related parties	87,573	18,379
Total short-term portion of the financial debt	950,810	850,336
Long-term financial debt	118,737	392,063
Total financial liabilities	$1,069,547	$1,242,399

As of December 31, 2019 and 2018, the carrying value of the financial assets and liabilities at amortized cost is considered similar to their fair value.

Financial debt
The information for financing as of December 31, 2019 and 2018 is summarized as follows:

	2019		2018
	Short-term	Long-term	Short-term	Long-term
Payable in Mexican pesos
Daimler Financial Services México, S. de R.L. de C.V.	$9,504	$9,074	$8,191	$18,579
Recognition of debt and substitution of debtor for $40.9 million at a fixed rate of 12%, with monthly payments of principal and interest and maturing in November 2019.
In order to improve the profile of the schedule of payments, a new debt recognition was formalized on October 11, 2018, in the amount of $28 million at a 12.9% fixed rate, with monthly payments on principal and interest, due October 2021.

Grupo TMM, S.A.B. and Subsidiaries	40
2019		2018
Short-term	Long-term	Short-term	Long-term

Banco Autofin México, S.A. Institución de Banca Múltiple	$23,319	$28,478	$23,342	$52,036
Five lines of credit with mortgage surety for $45.8, $34.6, $25.5, $21.6, and $8.4 million at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of principal and interest, maturing September 2021.

On November 26, 2018, a new line of credit was drawn down in the amount of $20 million at a variable rate at 28-day TIIE, plus 550 base points, due November 2023. INPIASA, S.A. de C.V. (a)	1,566	1,044	1,566	2,610
Contract for line of credit, the first for $15.7 million at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of principal and interest, and maturing August 2021.
Banco del Bajío, S.A. (a)	-	-	1,304	-
$8.5 million line of credit at a variable rate of the 28-day TIIE plus 250 points, with monthly payments of principal and interest, and maturing November 2019. On December 2, 2019, the entire line was paid as stipulated in the contract.

HSBC, S.A. (a)	1,629	543	1,629	2,173
$9.77 million line of credit at a variable rate of the 28-day TIIE plus 300 points, with monthly payments of principal and interest, and maturing April 2021.
Banco del Bajío, S.A. (a)	842	-	1,264	842
$9.36 million line of credit at a variable rate of the 28-day TIIE plus 250 points, with monthly payments of principal and interest, and maturing August 2020.
Banco del Bajío, S.A. (a)	23,227	-	-	-
$24.0 million line of credit at a variable rate of the 28-day TIIE plus 600 points, with monthly payments of principal and interest; maturity in March 2020. Interest payable	410	-	264	-
Total financial debt in Mexican pesos	$60,497	$39,139	$37,560	$76,240

Grupo TMM, S.A.B. and Subsidiaries	41
2019		2018
Short-term	Long-term	Short-term	Long-term
Payable in US dollars
ACT Maritime, LLC (b)	$15,843	$57,349	$15,330	$81,452
A line of credit at 5 years was contracted in September 2018 in the amount of $5.52 million dollars with a variable Libor rate at 90 days plus 750 points, with quarterly payments of principal and interest, due September 2023. The total credit line that it had with DVB Bank America NV was totally liquidated with the proceeds of this line.

DEG-Deutsche Investitions	-	-	35,382	-
US$8.5 million line of credit with pledge surety at 8.01% fixed rate, with semiannual payments of principal and interest on outstanding balances, with a two-year grace period on the principal and maturing July 2014.

On September 2, 2016, the restructuring of the outstanding balance amounting to $4.1 million dollars by extending the due date up to December 2019, with quarterly payments on principal and interest on the unpaid balance at a variable Libor rate at 90 days plus 550 points for the first 4 quarters, 650 points for the next 4 quarters, 750 points for the net 4 quarters, and finally 900 points for the last 2 quarters.

In order to have a better payment profile, during 2019 the Company was in negotiations with the bank to extend the credit term by 2 years.

Following the negotiations, the Company obtained a discount of 25% of the principal as long as the total debt was settled in December 2019. On December 20, 2019, the entire principal and interest was paid, therefore the line of credit was settled.

Others	56,618	-	88,455	-
Unsecured credits were contracted, each one amounting to $3 million dollars at a fixed rate of 11.25%, with semiannual payments of principal and interest, originally due January 2016.

Both credits were contracted again in January 2017, and $1 million dollars on one of them was paid and both were due in July 2017.

Grupo TMM, S.A.B. and Subsidiaries	42
	2019		2018
	Short-term	Long-term	Short-term	Long-term
The payment rescheduling and outstanding balance amounting to $5 million dollars were formalized in July 2017, with a fixed rate of 11.25% with monthly payments on interest and principal, due July 2018.

A new rescheduling of payments and unpaid balance amounting to $4.5 million dollars was formalized in July 2018, with an 11.25% fixed rate with monthly interest payments. The principal amounting to $500 thousand dollars was paid in July 2018, and the balance of $4.5 million dollars is due in July 2019.

In order to improve the amortization profile, the Company continued its negotiations with creditors to define a new amortization schedule. On December 20, 2019, the payment of $ 1.0 million dollars was made. As of the date of issuance of the consolidated financial statements, the Company continues negotiations to improve the payment profile of the remaining loan for $ 3.0 million dollars; interest on outstanding balances continues to be paid monthly.

Hewlett Packard	2,354	9,263	-	-
Two lines of credit for $607.8 dollars and $201.6 dollars, at a fixed rate of 6.84% and 6.13%, monthly payments of principal and interest on unpaid balances and maturing in March and October 2024, respectively.

PNC, Bank, N.A.	3,246	12,986	-	-
Line of credit with collateral for $860 thousand dollars, at a fixed rate of 4.40%, semiannual payments of principal and interest on unpaid balances and maturity in July 2024.
FTAI Subsea 88 Ltd	-	-	14,755	$157,986
US$10.8 million line of credit through financial leasing, at 15.92% fixed rate with monthly payments of principal and interest on outstanding balances and maturing November 2023.

Due to the incident suffered by the vessel in November 2018, the insurer confirmed the total loss of the vessel. In August 2019 and as part of the agreements, the insurer made the full payment of the credit line on behalf of Grupo TMM.

Interest payable	631	-	6,537	-
Total financial debt in US dollars	$78,692	$79,598	$160,459	$239,438

Grupo TMM, S.A.B. and Subsidiaries	43
	2019		2018
	Short-term	Long-term	Short-term	Long-term
Payable in euros
B V Scheepswerf Damen Gorinchem	$-	$-	$25,343	$76,385
Opening line of credit amounting to $7.58 million euros (approximating $159.2 million), at a 7.0% fixed rate with semi-annual payments on principal and interest on unpaid balances and due November 2022.

It was entirely liquidated on December 5, 2019.

Total financial debt in euros	$-	$-	$25,343	$76,385
Total financial debt	$139,189	$118,737	$223,362	$392,063

(a)
They correspond to judicial and private agreements signed for the debt recognition with respect to Deposit Certificates secured and backed by Almacenadora de Depósito Moderno, S.A. de C.V. (ADEMSA), a related party.

(b)
The total line was prepaid in the original amount of $25 million dollars on May 17, 2018. The Company was awarded an extension of the due date of the second line, which originally amounted to $27.5 million dollars up to September 19, 2018, date on which the line with DVB Bank America, NV was entirely paid. This payment was made with the proceeds of a new line of credit with ACT Maritime, LLC. (subsidiary of Alterna Capital Partners, LLC.) in the amount of $5.52 million dollars at a 5-year term.

Covenants
Some of the agreements related to the abovementioned loans contain certain covenants including the observance of certain financial ratios, restrictions on dividend payments, and sales of assets, among others. As of December 31, 2019 and 2018, Grupo TMM and subsidiaries complied with the covenants set forth in those contracts.

The interest expense on the financial debt was $69,796 and $80,580 for the periods of twelve months ended December 31, 2019 and 2018, respectively.

The maturity of the long-term financial debt as of December 31, 2019 and 2018 is as follows:

Maturity	2019	2018
2020	$-	$99,363
2021	57,017	95,243
2022	31,861	72,985
2023	25,427	124,472
2024	4,432	-
	$118,737	$392,063

Grupo TMM, S.A.B. and Subsidiaries	44
15	Balances and transactions with related parties

The accounts payable and transactions with related parties as of December 31, 2019 and 2018 are summarized as follows:

	2019		2018
	Receivable	Payable	Receivable	Payable
TMM División Marítima, S.A. de C.V. (a)	$163,344	$-	$148,866	$-
SSA México, S.A. de C.V. (b)	-	87,573	-	18,379
Services & Solutions Optimus, S.de R.L. de C.V.	-	-	59,098	-
	$163,344	$87,573	$207,964	$18,379

(a)	The accounts receivable are related to the maritime services provided to TMM DM by TMM Dirección Corporativa, S.A. de C.V,, a Grupo TMM subsidiary.

(b)	The accounts payables to SSA México, S.A. de C.V. are largely due to subagency services that this related party provides to Grupo TMM.

The most relevant transactions with related parties as of December 31, 2019, 2018 and 2017 are summarized as follows:

	2019	2018	2017
Revenue:
Maritime services (a)	$159,772	$187,426	$-
Shipping agency services (b)	758	-	-
Leases (c)	-	66	788
	$160,530	$187,492	$788

Costs:
Sub-agency commissions (d)	$264,743	$-	$-

Expenses:
Other expenses (e)	$391	$366	$415

(a)	Maritime services between TMM Dirección Corporativa, S.A. de C.V, subsidiary of Grupo TMM, and TMM DM.

(b)	Shipping agency services between Administradora Marítima TMM, S.A.P.I. de C.V., subsidiary of Grupo TMM, and TMM DM.

(c)	Grupo TMM, S.A.B. leasing operation with SSA México, S.A. de C.V. in Acapulco, Guerrero.

(d)	Shipping agency servicies provided by SSA México, S.A. de C.V. to Administradora Marítima TMM, S.A.P.I. de C.V.

Grupo TMM, S.A.B. and Subsidiaries	45
(e)	Management consulting provided by SSA México, S.A. de C.V. to Administración Portuaria Integral de Acapulco, S.A. de C.V.

Transactions involving executive personnel for the years ended December 31, 2019, 2018 and 2017, include the following expenses:

	2019	2018	2017
Short-term benefits
Salaries	$40,851	$33,790	$31,065
Social security costs	497	462	471
	$41,348	$34,252	$31,536

16	Accounts payable and accrued expenses

Accounts payable and accrued expenses at December 31, 2019 and 2018, are shown as follows:

	2019	2018
General expenses	$212,595	$149,621
Operating expenses	96,004	45,187
Purchased services	95,470	92,176
Taxes payable	37,637	11,018
Salaries and wages	3,256	1,404
Others	54,567	58,117
	$499,529	$357,523

17	Stockholders’ equity

Capital stock
As of December 31, 2019 and 2018, the Company’s capital stock is comprised of 102,182,841 shares outstanding, registered, without par value, and with voting rights, which may be held by Mexican nationals, investors, or companies that include in their bylaws the exclusion of foreigners clause. Foreigners may acquire economic rights in the Company’s common shares through ordinary participation certificates (‘CPOs’), with each CPO corresponding to one common share.

In the United States, the Company’s ADSs, each representing five CPOs, trade on the OTC market under the symbol GTMAY. The underlying TMM common shares for the ADSs are traded on the Mexican Stock Exchange under the listing code TMM A.

Net tax profit account (CUFIN)
As of December 31, 2019 and 2018, the restated balance of the Net Taxable Income Account (CUFIN for its acronym in Spanish) of the Parent Company amounts to $3,613,359 and $3,514,258, respectively, which was generated up to December 31, 2013. No new balances have been generated in this account thereafter.

Dividends or earnings distributed to stockholders that are paid out of the CUFIN balance generated up to December 31, 2014 will not be subject to income tax until that balance is exhausted.

Grupo TMM, S.A.B. and Subsidiaries	46
Dividends not drawn from the CUFIN, in addition to the above, will continue to be subject to income tax, paid by the entity, based on the general rate set by law, which is definitive and may be credited against the income tax for this and the next two years. The balance in these accounts is susceptible to adjustment to the distribution date using the Mexican Consumers’ Price Index (INPC).

Capital decreases
As of December 31, 2019 and 2018, the current balance in the Capital Contribution Account (CUCA for its acronym in Spanish) is $4,720,020 and $4,590,566, respectively. In the event of capital reimbursement or decreases in favor of stockholders, the surplus for said reimbursement on this amount will be treated as a distributed earning.

In the event the equity capital exceeds the balance in the CUCA, the difference will be considered a dividend or distributed earning subject to the payment of income tax. If the earnings in reference come from the CUFIN, there will be no corporate tax due for the capital decrease or reimbursement. Otherwise, these will be treated as dividends or distributed earnings.

Other components of equity
Details of other components of equity as of December 31, 2019 and 2018, as follows:

	Statutory reserve	Defined benefit plan	Premium on convertible obligations	Translation result	Revaluation surplus		Total
Balance as of December 31, 2017	$216,948	$(136,218)	$77,106	$(247,668)	$939,298		$849,466

Revaluation of assets	-	-	-	-	(161,411)		(161,411)
Defined benefit plan	-	15,430	-	-	-		15,430
Reclassification from disposal of properties and depreciation	-	-	-	-	(40,335)	(a)	(40,335)
Total before taxes	-	15,430	-	-	(201,746)		(186,316)

Tax expense	-	(4,629)	-	-	48,423		43,794
Total net of taxes	-	10,801	-	-	(153,323)		(142,522)
Balance as of December 31, 2018	$216,948	$(125,417)	$77,106	$(247,668)	$785,975		$706,944

	Statutory reserve	Defined benefit plan	Premium on convertible obligations	Translation result	Revaluation surplus		Total
Revaluation of assets	$-	$-	$-	$-	$379,420		$379,420
Defined benefit plan	-	2,354	-	-	-		2,354
Reclassification from disposal of properties and depreciation		-			(202,228)	(a)	(202,228)
Total before taxes	-	2,354	-	-	177,192		179,546

Tax expense	-	(706)	-	-	(113,826)		(114,532)
Total net of taxes	-	1,648	-	-	63,366		65,014
Balance as of December 31, 2019	$216,948	$(123,769)	$77,106	$(247,668)	$849,341		$771,958

(a)
It corresponds to the reclassification of the revaluation surplus to accumulated losses from the sale of properties and disposals of vessels, as well as the depreciation for the period of revaluation of properties and vessels.

Grupo TMM, S.A.B. and Subsidiaries	47
18	Revenues

The revenues as of December 31, 2019, 2018 and 2017, are summarized as follows:

	2019	2018	2017
Maritime
Parcel tankers	$287,140	$312,305	$298,631
Maritime administration services	159,772	187,426	-
Shipyard	164,917	138,517	65,429
Bulk carrier	162,897	144,664	40,693
Tugboats	81,707	70,037	270,225
Offshore vessels	12,072	56,506	826,264
Tankers	-	-	450,078

Ports and terminals
Port services	90,144	101,688	67,937
Shipping agencies	79,695	64,283	66,259

Logistics, warehousing and other businesses
Repair of containers	211,171	234,534	183,966
Warehousing	171,867	160,991	149,894
Intermodal terminal	49,157	47,581	40,677
Automotive services	5,144	4,534	4,886

Total consolidated revenue	$1,475,683	$1,523,066	$2,464,939

The Company’s revenues do not show any particular grouping characteristic, such as by type of customer (government and private), geographic zone, etc. The main grouping is shown based on the type of revenue for each segment. Moreover, as discussed in Note 4.17, all of the Company’s revenues are recognized over time.

19	Other income

Other income (expenses) as of December 31, 2019, 2018 and 2017, is summarized as follows:

	2019	2018	2017
Gain (loss) from the sale of subsidiaries (see Note 5)	$279,744	$111,484	$(273,032)
Other, net	(472)	664	1,554
Recoveries of taxes paid in prior years, net of expenses for recovery	(16,595)	(3,919)	43,884
Cancellation of projects	(18,944)	(5,604)	(13,127)
Gain from loss of control of subsidiary TMMDM (see Note 5)	-	-	3,458,467
Goodwill impairment (see Note 5)	(9,826)	-	-
	$233,907	$102,625	$3,217,746

Grupo TMM, S.A.B. and Subsidiaries	48
20	Interest expense and other financial costs

This line at December 31, 2019, 2018 and 2017, is comprised as follows:

	2019	2018	2017
Interest on financial debt	$69,796	$80,580	$97,590
Interest expense on leasing arrangements	70,225	-	-
Other financial expenses	5,303	2,146	3,802
Amortization of transaction cost associated with financial debt	1,551	2,164	4,137
Interest on trust certificates	-	-	942,266
Transaction cost of mandatory convertible debentures into shares	-	-	87,482
Amortization of trust certificate transaction cost	-	-	75,209
	$146,875	$84,890	$1,210,486

21	Income tax and tax loss carryforwards

Income Tax
Results for the year
Grupo TMM and Subsidiaries incurred combined tax (losses) profits for the years ended December 2019 and 2018, in the amounts of $(397,746) and $157,448, respectively. Most of the companies that generated taxable income fully offset them against tax losses from prior years. Income tax recognized in profit or loss corresponds to subsidiaries that generated taxable income of $48,373 and $15,997, respectively.

The difference between taxable and book income is due primarily to the net effect of the gain or loss on inflation recognized for tax purposes, the difference between tax and book amortization and depreciation, non-deductible expenses, gain from loss of control of subsidiary, as well as certain temporary differences reported in different periods for financial and tax purposes.

In accordance with the currently enacted Income Tax Law, the rate for 2017, 2018, 2019, and subsequent years is 30%.

The provision for income tax recognized in the statement of profit or loss for the years ended December 31, 2019, 2018 and 2017, is as follows:

	2019	2018	2017
Income tax	$(14,512)	$(4,799)	$(3,000)
Income tax (agreement) (a)	(85,196)	-	-
Deferred income tax	35,133	-	(513,732)
Total income tax expense	$(64,575)	$(4,799)	$(516,732)

(a)
During 2019, Grupo TMM agreed with the Tax Administration Service to resolve the Company’s outstanding tax liabilities for the fiscal year 2010 through payment of 2.6 million pesos over a period of 36 months beginning in November 2019.

Grupo TMM, S.A.B. and Subsidiaries	49
The reconciliation between the provision for income tax based on the statutory income tax rate and the provision recorded by the Company at December 31, 2019, 2018 and 2017, is as follows:

	2019	2018	2017
Profit before taxes	$95,867	$28,348	$1,846,311
Income tax	(28,760)	(8,504)	(553,893)
Increase (decrease) from:
Difference in depreciation and amortization	(180,395)	(56,356)	503,479
Revaluation surplus	113,826	(48,424)	265,723
Income recognized in advance	-	(62)	(1,678)
Materials and supplies	(31,073)	(19,888)	5,503
Inflationary and currency exchange effects on monetary assets and liabilities, net	1,236	(26,686)	(203,983)
Tax losses – net	19,277	206,485	(1,255,433)
Provisions and allowance for doubtful accounts	54,214	(44,609)	(183,963)
Difference between the tax and book value for the sale of assets	(13,133)	(15,551)	(435)
Difference between the tax and book value for the sale of shares of subsidiaries	97,284	20,800	956,613
Non-deductible expenses	(11,855)	(12,004)	(48,665)
Income tax (agreement)	(85,196)	-	-
Provision for income tax	$(64,575)	$(4,799)	$(516,732)

The components of deferred tax liability at December 31, 2019 and 2018, are comprised as follows:

	2019	2018
Concession rights and property, vessels and equipment	$(638,089)	$(580,703)
Portion of tax loss carryforwards for subsequent years	338,218	308,380
Inventories and provisions – net	51,657	45,520
Total deferred tax liability	$(248,214)	$(226,803)

As of December 31, 2019, the Company’s Management carried out the evaluation of the amount of tax losses that will be recoverable and determined based on projections that the effect of the deferred tax asset determined in the year will be realized at 15% based on the information available at the date of issuance of the consolidated financial statements.

Tax loss carryforwards
As of December 31, 2019, Grupo TMM and its subsidiaries, report the following cumulative tax losses, which are restated applying the National Consumer Price Index (NCPI) factors in accordance with Mexican law.

Grupo TMM, S.A.B. and Subsidiaries	50
Year in which the loss was incurrred	Amounts	Year of expiration

2010	$150,900	2020
2011	79,858	2021
2012	187,262	2022
2013	231,773	2023
2014	152,954	2024
2015	67,392	2025
2016	400,607	2026
2017	100,826	2027
2018	212,973	2028
2019	477,113	2029
	$2,061,658

22	Segment reporting

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

There are no changes in the measuring methods used to calculate the earnings reported for each segment. The information for each operating segment is as follow:

December 31, 2019	Specialized maritime division	Logistics division	Ports and terminal division	Warehousing division	Other businesses and shared accounts	Total consolidated

Revenue	$868,505	$265,472	$169,839	$171,867	$-	$1,475,683
Costs and expenses	(652,157)	(232,386)	(122,882)	(132,792)	(620)	(1,140,837)
Corporate expenses	-	-	-	-	(173,106)	(173,106)
Depreciation and amortization	(66,306)	(19,474)	(15,186)	(41,516)	(40,398)	(182,880)
Transportation profit (loss)	$150,042	$13,612	$31,771	$(2,441)	$(214,124)	$(21,140)
Costs, expenses and revenue not allocated						52,432
Net profit for the year						$31,292

Total assets by operating segment	$2,034,872	$1,069,482	$1,092,314	$386,418	$-	$4,583,086
Shared assets	-	-	-	-	(19,311)	(19,311)
Total assets	$2,034,872	$1,069,482	$1,092,314	$386,418	$(19,311)	$4,563,775

Total liabilities by operating segment	$431,893	$158,203	$262,108	$181,416	$-	$1, 033,620
Shared liabilities	-	-	-	-	1,107,363	1,107,363
Total liabilities	$431,893	$158,203	$262,108	$181,416	$1,107,363	$2,140,983

Total capital expenditures by segment	$12,048	$598	$24,086	$494	$-	$37,226
Shared capital expenditures	-	-	-	-	11,055	11,055
Total capital expenditures	$12,048	$598	$24,086	$494	$11,055	$48,281

Grupo TMM, S.A.B. and Subsidiaries	51
December 31, 2018	Specialized maritime division	Logistics division	Ports and terminal division	Warehousing division	Other businesses and shared accounts	Total consolidated

Revenue	$909,455	$286,649	$165,971	$160,991	$-	$1,523,066
Costs and expenses	(727,535)	(248,364)	(106,993)	(165,388)	(473)	(1,248,753)
Corporate expenses	-	-	-	-	(198,404)	(198,404)
Depreciation and amortization	(59,451)	(2,772)	(9,616)	(1,305)	(7,133)	(80,277)
Transportation profit (loss)	$122,469	$35,513	$49,362	$(5,702)	$(206,010)	$(4,368)
Costs, expenses and revenue not allocated						27,917
Net profit for the year						$23,549

Total assets by operating segment	$2,641,105	$55,586	$1,766,631	$238,740	$-	$4,702,062
Shared assets	-	-	-	-	(920,978)	(920,978)
Total assets	$2,641,105	$55,586	$1,766,631	$238,740	$ (920,978)	$3,781,084

Total liabilities by operating segment	$887,042	$19,055	$255,460	$66,515	$-	$1,228,072
Shared liabilities	-	-	-	-	428,754	428,754
Total liabilities	$887,042	$19,055	$255,460	$66,515	$428,754	$1,656,826

Total capital expenditures by segment	$42,745	$592	$13,176	$582	$-	$57,095
Shared capital expenditures	-	-	-	-	29,188	29,188
Total capital expenditures	$42,745	$592	$13,176	$582	$29,188	$86,283

December 31, 2017	Specialized maritime division	Logistics division	Ports and terminal division	Warehousing division	Other businesses and shared accounts	Total consolidated

Revenue	$1,951,320	$229,529	$134,196	$149,894	$-	$2,464,939
Costs and expenses	(1,386,282)	(193,826)	(112,771)	(180,356)	(1,123)	(1,874,358)
Corporate expenses	-	-	-	-	(205,622)	(205,622)
Depreciation and amortization	(541,030)	(1,660)	(11,143)	(1,205)	(7,877)	(562,915)
Transportation profit (loss)	$24,008	$34,043	$10,282	$(31,667)	$(214,622)	$(177,956)
Costs, expenses and revenue not allocated						1,507,535
Net profit for the year						$1,329,579

Total assets by operating segment	$5,617,173	$38,833	$1,904,928	$153,196	$-	$7,714,130
Shared assets	-	-	-	-	(3,589,918)	(3,589,918)
Total assets	$5,617,173	$38,833	$1,904,928	$153,196	$(3,589,918)	$4,124,212

Total liabilities by operating segment	$849,416	$19,425	$256,121	$56,296	$-	$1,181,258
Shared liabilities	-	-	-	-	713,892	713,892
Total liabilities	$849,416	$19,425	$256,121	$56,296	$713,892	$1,895,150

Total capital expenditures by segment	$64,054	$-	$9,034	$42	$-	$73,130
Shared capital expenditures	-	-	-	-	7,092	7,092
Total capital expenditures	$64,054	$-	$9,034	$42	$7,092	$80,222

Grupo TMM, S.A.B. and Subsidiaries	52
23	Employee benefits

Expense for employee benefits
The expenses recognized for employee benefits are:

	2019	2018	2017
Salaries, benefits and inherent	$320,827	$347,403	$550,491
Pensions – defined benefit plans	22,873	21,211	21,284
	$343,700	$368,614	$571,775

The long-term liabilities recognized for pensions and other employee remunerations in the consolidated statement of financial position are comprised as follows:

	2019	2018
Long-term:
Pensions and seniority premium	$141,014	$151,002
Termination of employment	10,467	25,604
	$151,481	$176,606

The short-term liabilities for employee benefits, are included in the line ‘Accounts payable and accrued liabilities’ in the consolidated statements of financial position, which at December 31, 2019 and 2018, amount to $3,256 and $1,404, respectively.

Remunerations on the termination of employment
The seniority premiums and the retirement plan (‘pensions’) obligations are based on actuarial calculations using the projected unit credit method. Pension benefits are based mainly on years of service, age, and salary level upon retirement.

The amounts charged to operations include the amortization of the cost of past services over the average time of service remaining. The Company continues with its policy of recognizing actuarial losses and gains for seniority premiums and pensions in the consolidated statement of operations, the actuarial (loss) gain net of taxes for 2019 and 2018 was $1,648 and $10,801, respectively.

The plan exposes Grupo TMM to such risks as interest rate, investment, mortality, and inflation.

Interest rate risk
The present value of the defined benefits obligation is calculated using a discount rate making reference to the market performance of high-quality corporate bonds.

The estimated term for the bonds is consistent with the estimated term for the defined benefits obligation and is denominated in pesos. A decrease in the market performance of high-quality corporate bonds will increase the defined benefits obligation of the Company, although this is expected to be partially compensated by an increase in the fair value of certain of the plan’s assets.

Investment risk
The plan assets are predominantly capital and debt instruments traded on the Mexican Stock Exchange which are considered low risk.

Grupo TMM, S.A.B. and Subsidiaries	53
Mortality risk
The Company provides benefits for life to those who are covered by the defined benefits liability. An increase in the life expectancy of such persons will increase the defined benefits liability.

Inflation risk
A significant proportion of the defined benefits obligation is linked to inflation. An increase in the inflation rate will increase the Company’s obligation.

The details of the net cost for the period for seniority premiums and termination of employment, and also the basic actuarial estimates for the calculation of these labor obligations is shown as follows:

	2019		2018
	Pensions and seniority premiums	Termination of employment	Pensions and seniority premiums	Termination of employment
Current service cost	$4,709	$2,178	$4,114	$1,858
Interest cost	13,643	2,343	12,994	2,245
Net cost for the period	$18,352	$4,521	$17,108	$4,103

At December 31, 2019 and 2018, the reserve for pensions and seniority premiums, and also for the termination of employment, is comprised as follows:

	2019		2018
	Pensions and seniority premiums	Termination of employment	Pensions and seniority premiums	Termination of employment
Defined benefit obligations	$144,044	$10,467	$154,128	$25,604
Plan assets	(3,030)	-	(3,126)	-
Total reserve	$141,014	$10,467	$151,002	$25,604

As of December 31, 2019 and 2018, the defined benefit obligations (DBO) for pensions and seniority premiums, and also for the reserve for termination of employment, are comprised as follows:

	2019		2018
	Pensions and seniority premiums	Termination of employment	Pensions and seniority premiums	Termination of employment
DBO at beginning of period	$154,128	$25,604	$153,572	$24,687
Current service cost	4,709	2,178	4,114	1,858
Interest cost	13,643	2,343	12,994	2,245
Benefits paid	(338)	-	(165)	(214)
Benefits paid from plan assets	(7,617)	-	(8,840)	-
Miscellaneous	(304)	-	300	(18)
Past service cost	(16,822)	(21,365)	-	-
Actuarial gain or losses	(3,355)	1,707	(7,847)	(2,954)
DBO at end of period	$144,044	$10,467	$154,128	$25,604

Grupo TMM, S.A.B. and Subsidiaries	54
The plan assets as of December 31, 2019 and 2018 are comprised as follows:

	2019	2018
Value of the fund at beginning of year	$3,126	$2,699
Expected return on assets	310	202
Plan contributions	7,617	8,840
Benefits paid	(7,617)	(8,840)
Interests on plan assets	208	225
Miscellaneous	(614)	-
Found value at end of the year	$3,030	$3,126

The changes in the pension plan, seniority premium, and termination of employment plan as of December 31, 2019 and 2018 are as follows:

	2019	2018
Reserve for obligations at the beginning of the period	$176,606	$175,560
Cost for the period	22,873	21,211
Interest income	(208)	(225)
Contributions to the plan	(7,617)	(8,840)
Benefits paid on pension plan	(338)	(379)
Miscellaneous	-	80
Actuarial gain or losses	(1,648)	(10,801)
Past service cost	(38,187)	-
Reserve for obligations at the end of the period	$151,481	$176,606

The significant actuarial assumptions used for the valuation are:

	2019	2018
Discount rate	8.50%	9.25%
Salary increase rate	4.00%	4.00%
Inflation rate	3.50%	3.50%
Average working life expectancy	18.30	19.30

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

At December 31, 2019 and 2018, approximately 17% of the Company’s employees work under collective work contracts that are subject to annual salary reviews and biannually for other compensations. As of December 31, 2019 and 2018, Grupo TMM has 1,099 and 1,676 employees, respectively.

The significant actuarial assumptions to determine the defined benefits obligation are the discount rate, the salary increase rate, and the average life expectancy. The calculation of the defined benefits obligation is sensitive to these assumptions.

Grupo TMM, S.A.B. and Subsidiaries	55
The following table summarizes the effects of changes to these actuarial assumptions on the defined benefits obligations at December 31, 2019:

	1.0% increase	1.0% decrease
Discount rate
(Decrease) increase in the defined benefits obligation	$(4,573)	$4,867

	1.0% increase	1.0% decrease
Salary increase rate
Increase (decrease) in the defined benefits obligation	$3,439	$(1,191)

	One year Increase	One year Decrease
Average life expectancies
Increase (decrease) in the defined benefits obligation	$2,971	$(3,899)

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

24	Earnings per share

As of December 31, 2019, 2018 and 2017, earnings per share was determined based on the weighted average number of shares outstanding during the year. There are no potentially dilutive instruments outstanding, therefore basic and diluted earnings per share are the same.

25	Fair value measurement

Fair value measures for non-financial assets
The non-financial assets and liabilities measured at fair value in the statement of financial position are grouped into three levels of fair value hierarchy. The three levels are defined based on the observability of relevant data for the measuring, as follows:

•	Level 1: quoted prices (without adjustment) in active markets for identical assets and liabilities.
•	Level 2: data other than the quoted prices included in Level 1 that are observable for the asset and liability, either directly or indirectly;
•	Level 3: non-observable data for the asset or liability.

As of December 31, 2019 and 2018 non-financial assets measured at fair value are classified in Level 3 of this hierarchy, as described below:

Grupo TMM, S.A.B. and Subsidiaries	56
	2019	2018
Level 3
Vessels	$214,938	$782,673
Buildings	299,660	238,901
Land	1,597,923	1,146,252
	$2,112,521	$2,167,826

As of December 31, 2019, the values of the Company’s land, buildings and facilities were estimated based on appraisals performed by independent, professionally qualified property valuers.

As of December 31, 2019 and 2018, the revalued amounts for all the vessels were determined using the revenue technique.

The important information and assumptions are prepared in close collaboration with Management. The valuation processes and changes in the fair value are reviewed by the Administration and Finance Department on the financial reporting date. Additional information on fair value measurement is as follows.

Vessels (Level 3)
The fair values for the offshore vessels, and parcel tankers are estimated based on revenue that capitalizes the estimated revenue cash flows from the leasing of vessels net of operating costs projected, using an appropriate discount rate that reflects the required performance for similar assets. Cash flows are calculated based on the average of international charter rates and operating costs (including maintenance), and also the historical utilization level. The value of vessels is sensitive to changes in these variables.

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

The information used for the measurement of fair value as of December 31, 2019 was:

	Offshore vessels	Parcel tankers
Daily rate or fee	4,570 USD	8,985 USD
Average percentage of utilization	78%	78%
Discount rate	7.19%	7.19%

Buildings and land (Level 3)
The valuation was prepared based on a market focus that reflects the prices observed on recent market transactions involving similar properties and incorporates adjustments for factors specific to the property in question, including land size, location, liens, and current use.

Grupo TMM, S.A.B. and Subsidiaries	57
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

As of December 31, 2019 and 2018, the reconciliation between the carrying amounts of non-financial assets classified within Level 3 is as follows:

	Vessels	Buildings and Facilities
Balance as of January 1, 2019	$782,673	$1,385,153
Amount recognized in other comprehensive income:
Revaluation surplus of vessels	41,026	377,593
Amount recognized in statements profit or loss:
Loss on revaluation of vessels	(39,199)	-
	1,827	377,593
Additions and disposals, net	(569,562)	134,837
Balance as of December 31, 2019	$214,938	$1,897,583

Balance as of January 1, 2018	$1,118,250	$1,426,631
Amount recognized in other comprehensive income:
Revaluation surplus of vessels	(161,411)	-
Amount recognized in statements profit or loss:
Loss on revaluation of vessels	-	-
	(161,411)	-
Additions and disposals, net	(174,166)	(41,478)
Balance as of December 31, 2018	$782,673	$1,385,153

As of December 31, 2019 and 2018, there were no effects from unrealized gains from fair value measurements.

26	Financial instruments risk

Risk management objectives and policies
Grupo TMM is exposed to various risks in relation to financial instruments. The Company’s financial assets and liabilities by category are summarized in Note 14. The main types of risks are market risk, credit risk and liquidity risk.

The Company’s risk management is coordinated at its headquarters, in close cooperation with the board of directors, and focuses on actively securing short to medium-term cash flows by minimizing the exposure to volatile financial markets.

The Company does not actively engage in the trading of financial assets for speculative purposes nor does it write options. The most significant financial risk to which the Company is exposed are described below:

Grupo TMM, S.A.B. and Subsidiaries	58
Market risk
Currency risk
The monetary position for Grupo TMM may be materially affected by variances in the exchange rate between the US dollar and the Mexican peso due to the Company’s significant operations in Mexico. The Company does not cover this exposure. Grupo TMM minimizes its exposure effects in foreign currency by contracting financial debt in Mexican pesos.

Grupo TMM also faces transactional currency exposure. This exposure derives from sales and acquisitions made in currencies other than Mexican pesos, Grupo TMM’s functional currency. As of December 31, 2019 and 2018, approximately 45% of Grupo TMM’s sales are denominated in US dollars, while approximately 25% of the costs and expenses for both years are denominated in US dollars.

As of December 31, 2019 and 2018, the Company held monetary assets and liabilities denominated in foreign currencies other than the Mexican peso, translated at the corresponding interbank exchange rate as related to the Mexican peso, as follows:

	2019		2018
	US dollar	Other currencies	US dollar	Other currencies
Assets	$547,320	$1,093	$484,443	$1,108
Liabilities	(1,042,661)	(1,641)	(637,953)	(103,096)
	$(495,341)	$(548)	$(153,510)	$(101,988)

As of December 31, 2019 and 2018, the exchange rate was Ps 18.8727 and Ps 19.6566 per US dollar, respectively.

As of June 29, 2020, release date of the consolidated financial statements, the net position in US dollars, unaudited, was similar to that as of December 31, 2019, and the exchange rate was $22.9715 (per dollar).

Sensitivity analysis
The following table shows for the years ended December 31, 2019 and 2018, the sensitivity in profit or loss related to the financial assets and liabilities of Grupo TMM and the exchange rate; United States dollar (USD) / peso ‘considering that the rest of the conditions remain the same’, assumes a change of +/- 22.10% for 2019 and +/- 0.04% for 2018 in the peso / USD exchange rate.

This percentage was determined based on the volatility of the average exchange rate market over the past 12 months. The sensitivity analysis is based on financial instruments in foreign currency held by Grupo TMM on the reporting date.

If the peso had strengthened or weakened against the USD by 22.10% for 2019 and 0.04% for 2018, this would have had the following impact on the monetary position:

Grupo TMM, S.A.B. and Subsidiaries	59
	2019		2018
	22.10% Increase in the exchange rate	22.10% Decrease in the exchange rate	0.04% Increase in the exchange rate	0.04% Decrease in the exchange rate
Assets in US dollars	$120,944	$(120,944)	$155	$(155)
Assets in other currencies	242	(242)	(204)	204
Liabilities in US dollars	(230,401)	230,401	(33)	33
Liabilities in other currencies	(363)	363	-	-
	$(109,578)	$109,578	$(82)	$82

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

Grupo TMM’s policy is to obtain fixed rated instruments on its loans and, when a loan has a variable interest rate, the Company’s policy is to obtain all needed derivative financial instruments in order to fix this rate. At December 31, 2019, the Company has $103.0 and $159.1 million pesos of debt contracted on fixed and variable rates, respectively. At December 31, 2018, the debt contracted on fixed and variable rates was $288.0 and $327.4 million pesos, respectively.

Sensitivity analysis
The following table illustrates the sensitivity in profit or loss at December 31, 2019 and 2018 to a reasonably possible change in the interest rates of +/- 7.05% and 1%, respectively. These changes are considered to be reasonably possible based on the current market conditions. The calculations are based on a variance in the average market interest rate for each period and the financial instruments on the reporting date that are sensitive to variances in the interest rates. The rest of the variables remain constant.

	2019		2018
	+7.05% Variance	-7.05% Variance	+1% Variance	-1% Variance
Profit or loss for the year	$(1,698)	$1,698	$(1,439)	$1,439

The impact shown in the above sensitivity is considered the same both in the results of profit or loss and in stockholders’ equity.

Concentration of risk
For the year ended December 31, 2019, the Company obtained revenues from TMM DM (related party), Helmsley Management and Celanse Operations Mexico, representing 17%, 11% and 7%, respectively. None of the remaining customers represent more than 4% of its total revenues. For the year ended December 31, 2018, the Company obtained revenues from TMM DM (related party), Grupo Celanese and Helmsley Management, representing 17%, 10%, and 9%, respectively. None of the remaining customers represents more than 4% of the total revenues.

Grupo TMM, S.A.B. and Subsidiaries	60
Credit risk
Credit risk is managed on a group basis, based on the credit risk management policies and procedures of Company.

Credit risk with respect to cash balances maintained in banks and sight deposits is managed through diversification of bank deposits that are only made with high credited financial institutions. For other receivables, other than trade accounts receivable and contractual assets, the balances are considered immaterial and whose risk of default is null.

The Company continuously monitors the creditworthiness of customers, based on its experience and customer profiles defined by Management. The Company’s policy is to deal only with creditworthy counterparties. Credit terms range between 30 and 90 days. Credit terms negotiated with customers are subject to an internal approval process that considers the experience and profile of the customer. Current credit risk is managed by a periodic review of the accounts receivable aging analysis, together with credit limits per customer.

Trade accounts receivable consist of a large number of customers in various industries and geographical areas.

Guarantees (collateral)
The Company does not maintain any guarantee on its trade accounts receivable. In addition, the Company does not have guarantees related to other financial assets (i.e., other receivables, cash and cash equivalents held in banks).

Trade accounts receivable
Grupo TMM applies the IFRS 9 simplified model of recognizing lifetime expected credit losses for all trade receivables as these items do not have a significant financing component.

In measuring the expected credit losses, the trade receivables have been assessed on a collective basis as they possess shared credit risk characteristics. They have been grouped based on the days past due and also according to the geographical location of customers.

Expected credit loss rates are based on the sales payment profile over the last 48 months prior to December 2019 and 2018, respectively, as well as the corresponding historical credit losses during that period. Historical rates are adjusted to reflect current and future macroeconomic factors that affect the customer’s ability to liquidate the unpaid balance.

Trade receivables are written off (i.e. derecognized) when there is no reasonable expectation of recovery. Failure to make payments within 180 days from the invoice date and failure to engage with the Company on alternative payment arrangement amongst other is considered indicators of no reasonable expectation of recovery. However, industry and client’s practices could generate balances with more than 180 days of aging, for which conclusion is that those balances will be collected.

Grupo TMM, S.A.B. and Subsidiaries	61
Pursuant to the foregoing, the expected credit loss for trade accounts receivable as of December 31, 2019 and 2018 was determined as follows:

	Trade accounts receivable days in arrears
	Current	More than 30 days	More than 60 days	More than 90 days	Total
As of December 31, 2019
Expected credit loss rate	0.0%	0.0%	2.3%	27.4%
Gross carrying value	$214,850	$18,398	$7,976	$51,748	$292,972
Expected credit losses during the lifetime	-	-	185	14,200	14,385

As of December 31, 2018
Expected credit loss rate	0.0%	0.0%	0.6%	27.4%
Gross carrying value	$100,116	$11,275	$11,168	$78,977	$201,536
Expected credit losses during the lifetime	-	-	645	21,658	22,303

Liquidity risk
The goal of Grupo TMM is to maintain a balance between the continuity of loans and flexibility through the use of bank loans and securitizations. As of December 31, 2019 and 2018, only 24% and 36%, respectively, of Grupo TMM’s financial liabilities are due within the next 12 months.

As of December 31, 2019 and 2018, the financial liabilities of Grupo TMM have contractual maturities (including interest payments as applicable) are summarized as follows:

	Current		Non-Current
	In 6 months	6 to 12 months	1 to 4 years	More than 4 Years
At December 31, 2019
Trade payables	$-	$262,159	$-	$-
Accounts payable and accrued expenses	-	499,529	46,742	-
Leasing liabilities	34,908	25,670	130,238	396,543
Financial debt	55,139	84,050	113,288	5,449
	$90,047	$871,408	$290,268	$401,992

	Current		Non-Current
	In 6 months	6 to 12 months	1 to 4 years	More than 4 Years
At December 31, 2018
Trade payables	$-	$262,090	$-	$-
Accounts payable and accrued expenses	-	357,523	-	-
Financial debt	83,185	140,177	392,063	-
	$83,185	$759,790	$392,063	$-

The above amounts reflect the contractual cash flows without discount, which may differ from the values registered in the liabilities on the reporting date.

Grupo TMM, S.A.B. and Subsidiaries	62
27	Capital management policies and procedures

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

As of December 31, 2019 and 2018, the capital management is summarized as follows:

	2019	2018
Stockholders’ equity	$2,422,792	$2,124,258
Cash and cash equivalents	(512,799)	(318,155)
Stockholders’ equity, net	1,909,993	1,806,103

Total financial debt	257,926	615,425
Leasing liabilities	587,359	-
Overall financing	$845,285	$615,425

Capital-to-overall financing ratio	2.26	2.93

28	Commitments and contingencies

Commitments
a)	Concession fees
Pursuant to the concession to operate the cruise and automobile terminal in the Port of Acapulco, Guerrero, the Company must make fixed and variable monthly payments. These payments totaled $ 7,536 and $ 7,139 in the years of 2019 and 2018, respectively.

Contingencies
a)	RPS Claim
On August 7, 2007, Transportación Marítima Mexicana, S.A. de C.V. (‘TMM’) filed a claim for arbitration against Refined Product Services (“RPS”) for US$50 thousand, for various expenses incurred by TMM due to the delay of the re-delivery of the tanker vessel Palenque.

On October 19, 2007, RPS filed a countersuit for US$3.0 million, for alleged faults and lack of maintenance involving the tanker vessel Palenque, and also consequential damages for having lost a contract while the vessel was being repaired. The consolidated financial statements did not present any significant claims for payments of loss (RPS) during 2018, 2019 and up to the authorization date hereof.

The Company’s Management and its legal advisors consider the position against this countersuit is strong, as there are sufficient elements and arguments for defense, also the amount claimed by RPS would appear to be excessive and for non-supported issues.

Grupo TMM, S.A.B. and Subsidiaries	63
b)	Mutual loans between WWS y TMM
In December 2007, TMM and Worldwide Services, Ltd. (“WWS”) filed mutual claims; TMM for $394 thousand dollars, claiming fuel and low return on the performance of the tanker ship Veracruz A, and WWS in the amount of $938 thousand dollars, primarily claiming a presumed over-performance of the same ship.

As of the date of the authorization of the consolidated financial statements, total claims against TMM amount to $2.4 million dollars. However, those claims are considered weak.

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

At December 31, 2019 and 2018, the Company held a reserve of $2,461, to settle the ADEMSA obligations, and also in these years, payments were made to financial institutions for $2,893, respectively. As of December 31, 2019 and 2018, the reserve is included in ‘Accounts payable and accrued expenses’.

d)	Tax liabilities determined on TMM
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

On January 30, 2018, TMM was notified of the decision whereby the matter was forwarded to the Full Federal Tax Court of Administrative Justice sitting in Mexico City, and in February 2020, a favorable judgment was issued for the interests of the Company.

e)	Motions for Annulment against various tax provisions
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

Grupo TMM, S.A.B. and Subsidiaries	64
f)	Other legal proceedings
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

The Company has significant transactions and relations with related parties, for which the Company holds documentation that confirms the terms of these transactions were conducted in 2018 similarly to transactions between unrelated parties. The Company and its subsidiaries are in the process of completing this study for 2019.

h)	Other legislation
Grupo TMM and Subsidiaries are subject to the laws and ordinances of other countries, as well as international regulations governing maritime transportation and the observance of safety and environmental regulations.

29	Subsequent events to the reporting date

On March 11, 2020, the World Health Organization (‘WHO’) declared COVID-19 a pandemic. Governments worldwide, including Mexico, have implemented a series of policies and actions to combat it. At the date of authorization of the consolidated financial statements, the scope of the impact of COVID-19 for world economies, Mexico and the Company is uncertain and cannot be determined yet.

As of June 29, 2020, release date of the consolidated financial statements, the Company’s revenues, mainly in the Ports and Terminals segment, have decreased. To date, the Company has taken different actions to improve its financial structure, such as deferring payments to suppliers and creditors, reducing compensations to personnel and non-essential expenses, among others. As part of these efforts, Grupo TMM has decided to change corporate offices, which will generate significant savings in corporate costs. The Company’s plans are to continue to provide health benefits to employees on temporary leave until the end of the pandemic.

Management will continue to monitor the development of the pandemic and its impact on the Company, including its operations, income and costs, loan agreements and its obligations, credit losses, deterioration conditions in its long-term assets, amount of assets measured at fair value, as well as other estimates included in its consolidated financial statements and its corresponding notes.

Grupo TMM, S.A.B. and Subsidiaries	65
30	Authorization of the consolidated financial statements

The consolidated financial statements of the Company were authorized by Carlos Pedro Aguilar Mendez on June 29, 2020, in his capacity as Director of Administration and Finance, as well as by the Board of Directors on the same date, to be issued and subsequently approved by the General Stockholders’ Meeting, which has the authority to modify the accompanying consolidated financial statements.