Form 20-F
period 2020-12-31
GRUPO TMM SAB
filed 2021-05-17
CIK 1163560

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Paseo de la Reforma No. 296, P.19.
Colonia Juárez,
06600 México City, México
(Address of principal executive offices)

Luis Rodolfo Capitanachi Dagdug
(5255) 5629 8866
luis.capitanachi@tmm.com.mx
Paseo de la Reforma No. 296, P.19.
Colonia Juárez,
06600 México City, México
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

☑ Yes           No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

Yes ☐  No ☐

EX-2.5:	DESCRIPTION OF SECURITIES REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT
EX-8.1:	LIST OF SUBSIDIARIES
EX-12.1:	CERTIFICATION
EX-12.2:	CERTIFICATION
EX-13.1:	CERTIFICATION
EX-13.2:	CERTIFICATION

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

The financial information included in this Annual Report was approved by the Company’s shareholders at the Annual General Shareholders’ Meeting, which took place on April 30, 2021.

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

◾	Mexican, U.S. and global economic, political and social conditions;

◾	conditions affecting the international shipping and transportation markets or the oil and gas industry;

◾	uncertainties resulting from the continuing outbreak of COVID-19 and governmental responses thereto;

◾	conditions resulting from future pandemics, epidemics or other outbreaks of infectious diseases and governmental responses thereto;

◾	our ability to reduce corporate overhead costs;

◾	the availability of capital to fund our expansion plans;

◾	our ability to utilize a portion of our current and future tax loss carryforwards (“Net Operating Losses” or “NOLs”);

◾	changes in fuel prices;

Grupo TMM, S.A.B. and Subsidiaries

◾	changes in legal or regulatory requirements in Mexico or the United States;

◾	market and interest rate fluctuations;

◾	competition in geographic and business areas in which we conduct our operations;

◾	the adverse resolution of litigation and other contingencies;

◾	the ability of management to manage growth and successfully compete in new businesses;

◾	the ability of the Company to diversify its customer base; and

◾	the ability of the Company to repay, restructure or refinance its indebtedness.

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

Selected Financial Data

The following table sets forth our selected financial data. The financial information presented for the fiscal years ended December 31, 2020, 2019, 2018, 2017 and 2016 was derived from our Audited Consolidated Financial Statements, of which the financial statements for each of the years ended December 31, 2020, 2019, and 2018 are contained elsewhere herein. The Audited Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB.

The following data presents selected consolidated financial information of the Company and should be read in conjunction with, and is qualified in its entirety by reference to, the Audited Consolidated Financial Statements of the Company, including the Notes thereto, also included in this Form 20-F, and to Item 5. “Operating and Financial Review and Prospects.”

Grupo TMM, S.A.B. and Subsidiaries
GRUPO TMM, S.A.B. AND SUBSIDIARIES

SELECTED CONSOLIDATED FINANCIAL DATA UNDER IFRS
(in millions of Pesos, except per share data)

	Year Ended December 31,
	2020	2019	2018	2017	2016
CONSOLIDATED STATEMENT OF INCOME DATA(a):
Transportation revenues	$1,203.3	$1,475.7	$1,523.1	$2,464.9	$2,647.5
(Loss) Income on Transportation(b)	(71.6)	(21.1)	(4.3)	(177.9)	37.9
Other (Expenses) Income — Net(c)	(257.2)	233.9	102.6	3,217.7	52.8
Operating (Loss) Income(d)	(328.8)	212.8	98.3	3,039.8	90.7
Interest Income	7.1	5.1	9.1	24.8	24.7
Interest Expense	75.7	146.9	84.9	1,210.5	869.3
Exchange (Loss) Gain	(25.1)	24.9	5.8	(7.8)	(21.3)
(Loss) Income before Taxes	(422.5)	95.9	28.3	1,846.3	(775.2)
(Provision) Benefit for Income Taxes	19.3	(64.6)	(4.8)	(516.7)	268.6
(Loss) Income from continuing operations	(403.2)	31.3	23.5	1,329.6	(506.6)
Loss from discontinued operations	-	-	-	-	-
Net (Loss) Income	(403.2)	31.3	23.5	1,329.6	(506.6)
Attributable to Non-controlling interest	(5.0)	(0.8)	4.5	2.0	1.4
Attributable to stockholders of Grupo TMM, S.A.B.	(398.2)	32.1	19.0	1,327.6	(508.0)
(Loss) Income per Share from continuing operations(e)	(3.946)	0.306	0.230	13.012	(4.957)
(Loss) per Share from discontinued operations(e)	-	-	-	-	-
(Loss) Income per Share from Net (Loss) Income (e)	(3.946)	0.306	0.230	13.012	(4.957)
(Loss) Income per Share attributable to stockholders of Grupo TMM, S.A.B.(e)	(3.896)	0.314	0.186	12.992	(4.972)
Book value per Share(f)	21.589	23.256	20.327	21.140	8.780
Weighted Average Shares Outstanding (000s)	102,183	102,183	102,183	102,183	102,183

BALANCE SHEET DATA (at end of period)(a):
Cash and cash equivalents	$143.0	$512.8	$318.2	$461.6	$902.7
Total Current Assets	722.2	1,525.6	1,266.2	1,318.2	2,121.3
Property, vessels and equipment – Net	2,532.0	2,285.4	2,313.4	2,623.5	9,564.9
Rights of use(g)	354.2	560.1	-	-	-
Concessions – Net	1.9	5.7	9.5	13.2	17.0
Total Assets	4,030.5	4,563.8	3,781.1	4,124.2	11,923.3
Short-term financial debt	129.1	139.2	223.4	502.4	740.4
Short-term lease debt(g)	58.2	60.6	-	-	-
Long-term financial debt	53.6	118.7	392.1	396.3	9,330.1
Long-term lease debt(g)	297.3	526.8	-	-	-
Capital stock	2,169.9	2,169.9	2,169.9	2,169.9	2,169.9
Stockholders’ Equity attributable to Stockholders of Grupo TMM, S.A.B.	2,206.0	2,376.4	2,077.1	2,160.2	897.2
Non-controlling equity interest in subsidiaries	41.4	46.4	47.2	68.8	66.8
Total Stockholders’ Equity	2,247.4	2,422.8	2,124.3	2,229.0	964.0

OTHER DATA:
Incremental Capital Investments(h)	$28.4	$48.3	$86.3	$80.2	$162.1
Depreciation and Amortization	141.1	182.9	80.3	562.9	555.2
Net cash provided by (used in):
Operating activities(i)	(212.6)	(40.0)	55.0	356.9	586.0
Investing activities(h)	13.3	573.9	116.6	(193.7)	(49.6)
Financing activities	(205.4)	(329.9)	(314.2)	(581.7)	(744.5)

(a)
As of December 2017, the Company transferred 85% of the shares of TMM Division Maritima, S.A. de C.V. (“TMMDM”), formerly a wholly owned subsidiary, to the holders of certificates issued under our Mexican Peso-Denominated Trust Certificates Program (the “Trust Certificates Program”). Because the Company ceased to exercise control over TMMDM as of the date of the transfer, we have excluded TMMDM’s income from the consolidated income statement data and its assets and liabilities from the consolidated balance sheet data as of the transfer date.

(b)	Represents “Operating Income” less “Other (Expense) Income – Net.”
(c)	See quantification of items in “Other (Expense) Income Integration” table below.
(d)	Operating (Loss) Income is calculated by reconciling “Net (Loss) Income” with the items “Net Financing Cost” and “(Provision) Benefit for Income Taxes.”
(e)	As of December 31, 2020, 2019, 2018, 2017 and 2016 the number of Shares outstanding was 102,182,841.

Grupo TMM, S.A.B. and Subsidiaries

(f)	Book value per Share results from dividing total shareholders’ equity attributable to stockholders of Grupo TMM by the outstanding Shares at the end of each period.
(g)
The Company adopted IFRS 16 "leases", using the modified retrospective approach, as well as the alternative option of valuing the right-of-use asset in an amount equal to the lease liability as of January 1, 2019, the date of adoption.

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

GRUPO TMM S.A.B. AND SUBSIDIARIES
SELECTED CONSOLIDATED OPERATING DATA
(in millions of Pesos)

	Year Ended December 31,
	2020	2019	2018	2017	2016
TRANSPORTATION REVENUES:
Maritime Operations (a)	751.2	868.5	909.5	1,951.3	2,167.6
Logistics Operations (b)	243.8	265.5	286.6	229.5	190.9
Ports and Terminals Operations (c)	69.3	169.8	166.0	134.2	116.7
Warehousing Operations (d)	139.0	171.9	161.0	149.9	126.1
Other business (e)	-	-	-	-	46.2
Total	$1,203.3	$1,475.7	$1,523.1	$2,464.9	$2,647.5

INCOME (LOSS) ON TRANSPORTATION(f):
Maritime Operations	74.5	150.0	122.5	24.0	247.6
Logistics Operations	3.6	13.6	35.5	34.0	30.6
Ports and Terminals Operations	(20.8)	31.8	49.4	10.3	6.1
Warehousing Operations	(16.5)	(2.4)	(5.7)	(31.6)	(44.6)
Shared corporate costs	(112.4)	(214.1)	(206.0)	(214.6)	(201.8)
Total	$(71.6)	$(21.1)	$(4.3)	$(177.9)	$37.9

OTHER INCOME (EXPENSE):
Gain from loss of control of TMMDM	$-	$-	$-	$3,458.5	-
Proceeds from the sale of fixed assets	-	-	-	-	56.5
Proceeds from the sale of subsidiaries	0.4	279.7	111.5	(273.0)	-
Cancellation of provisions	-	-	-	-	2.1
Reserve for prepayment and arbitration expenses	-	-	-	-	-
Expenses incurred to taxes recovered, net	(11.1)	(16.6)	(3.9)	43.9	-
Goodwill impairment	-	(9.8)	-	-	-
Cancellation of accounts receivable	(98.9)
Expenses related to termination of building lease for former corporate headquarters	(113.5)
Other – Net	(34.1)	(19.4)	(5.0)	(11.7)	(5.8)
Total	$(257.2)	$233.9	$102.6	$3,217.7	$52.8

(a)	Maritime Operations primarily consist of offshore vessels, product tankers, parcel tankers tugboats and shipyard operations.

(b)	Logistics Operations consist of container maintenance and repair, automotive services and intermodal terminal operations.

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

(e)	Represents certain new businesses which were in the development process in 2016. There were no further development activities in respect of these businesses in 2020, 2019, 2018 and 2017.

(f)	Income (Loss) on Transportation includes loss on revaluation of vessels in 2017 and 2016 of $39.3 million and $16.2 million, respectively.

Grupo TMM, S.A.B. and Subsidiaries

Average Shares Outstanding

Income per Share is calculated based on the average number of Shares outstanding in each relevant year. The average number of Shares outstanding in 2020, 2019, 2018, 2017 and 2016 was 102,182,841. See Item 4. “Information on the Company — History and Development of the Company” and Item 9. “The Offer and Listing — Trading Markets.”

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

Our operations are subject to risks related to pandemics, epidemics or other infectious disease outbreaks. For example, the ongoing outbreak of COVID-19 has been declared a pandemic by the World Health Organization (“WHO”). Government efforts to combat the COVID-19 pandemic, including the enactment or imposition of travel bans, quarantines and other emergency public health measures, have negatively affected economic conditions and the demand for shipping and transportation services globally and within the Gulf of Mexico, which has in turn negatively affected our operations and the operations of our customers. Although such measures may be curtailed or eliminated as vaccination programs expand and the spread of the COVID-19 is reduced, future developments regarding the COVID-19 pandemic remain highly uncertain.  In particular, the emergence and spread of new virus variants, some of which may prove resistant to currently approved vaccines, may result in the reintroduction of or increase in restrictive measures aimed at combating the spread of COVID-19 and its variants.  As a result, our vessels may be unable to call on ports, or may be restricted from disembarking from ports, located in areas affected by COVID-19. Further, such measures may restrict our ability to conduct operations at our ports, terminals and warehousing businesses.

To limit the spread of COVID-19, the Mexican government has implemented various enhanced safety measures, including travel restrictions and quarantine orders, restrictions on non-essential activities, social distancing guidelines and various other restrictions on businesses operating in Mexico.  In light of these conditions, we have taken various actions to protect our facilities and employees, strengthen our business and promote financial resiliency.  We have limited access to our facilities, adopted additional cleaning and sanitizing measures, allowed a portion of our employees to work remotely, and implemented new controls for emergency procedures and to mitigate the potential increased cybersecurity risks. Although these actions have helped us to maintain business continuity, they may limit the efficiency and effectiveness of our operations, including our reporting and internal controls.

Given the evolving nature of the COVID-19 threat, the ultimate severity of the global economic downturn triggered by the COVID-19 pandemic remains uncertain. The COVID-19 pandemic has led to a significant reduction in our revenues, particularly in our ports and terminals operations. Although we have taken various actions to bolster our financial condition, such as delaying payments to suppliers and creditors, and reducing non-essential expenses and the compensation of certain employees, the continued spread of the virus and its variants, as well as the reintroduction or increase of restrictive measures to combat the pandemic, could have a material adverse effect on our business, operating results, financial condition and liquidity.  Developments in the fight against COVID-19 remain highly uncertain, and we cannot predict the impact it or any future pandemics, epidemics or infectious disease outbreaks may have on our business, results of operations and financial condition, which could be material and adverse.

Grupo TMM, S.A.B. and Subsidiaries

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

Although we generated a profit for the years ended December 31, 2019, 2018 and 2017, respectively, we accumulated losses in each of the years ended December 31, 2020 and 2016, respectively. Our ability to continue as a going concern is subject to our ability to generate sufficient profits and/or obtain necessary funding from outside sources and there can be no assurance that we will continue to be able to generate such profits or obtain such funding.

As of May 10, 2021, the Company had not received any request for an Extraordinary Shareholders Meeting concerning the prior accumulated losses of the Company, nor had the Company received notice of any request to judicial authorities to declare a dissolution of the Company.

If the time charter arrangements for the vessels we operate are terminated or expire, our business could be adversely affected.

As of March 31, 2021, we operated nine offshore vessels on time charter to PEMEX Exploración y Producción (“PEP”). PEP is a subsidiary of Petróleos Mexicanos, the national oil company of Mexico (“PEMEX”).  In addition, as of March 31, 2021, we operated five offshore vessels under chartering agreements with private companies in the spot market for time periods of one year or less and ten offshore vessels and one product tanker were without a contract. In the event that these time charter agreements are terminated or expire without being renewed, we will be required to seek new bareboat or time charter agreements for these vessels. We cannot be sure that bareboat or time charters will be available for the vessels following termination or expiration, or that bareboat or time charter rates in effect at the time of such termination or expiration will be comparable to those in effect under the existing time charters or in the present market. In the event that bareboat or time charters are not available on terms acceptable to us, we may operate those vessels in the spot market. Because charter rates in the spot market are subject to greater fluctuation than longer term bareboat or time charter rates, any failure to maintain existing, or enter into comparable, charter agreements could adversely affect our operating results.

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

The value of our assets may fluctuate substantially over time due to a number of different factors, including:

◾	prevailing economic conditions in the market;

◾	a substantial or extended decline in world trade;

◾	increases in the supply of vessel capacity;

◾	increased port and terminal capacity;

◾	prevailing charter rates;

◾	restrictions arising from emergency public health measures; and

◾	the cost of retrofitting or modifying existing ships and other assets, as a result of technological advances, changes in applicable environmental or other regulations or standards, or otherwise.

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

The factors that influence demand for our services include:

◾	supply and demand for products suitable for shipping, ports and terminals, and logistics services;

◾	changes in global production of products transported by vessels or for which we render other services;

◾	the distance cargo products are to be moved by sea or land;

Grupo TMM, S.A.B. and Subsidiaries

◾	the globalization of manufacturing;

◾	global and regional economic and political conditions;

◾	changes in seaborne and other transportation patterns, including changes in the distances over which cargoes are transported;

◾	environmental and other regulatory developments;

◾	technological advancements;

◾	currency exchange rates;

◾	weather and natural disasters; and

◾	global and regional public health developments.

The factors that influence our services capacity include:

◾	the number of newbuilding vessel deliveries and the scrapping rate of similar vessels;

◾	the Mexican foreign trade balance;

◾	the price of steel and other raw materials;

◾	changes in environmental and other regulations that may limit the useful life of vessels and other assets;

◾	the number of vessels or other assets that are out of service;

◾	port congestion; and

◾	the existence of emergency public health measures that may require us to suspend or curtail some of our businesses.

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

As of March 31, 2021, we had 954 employees, approximately 14% of whom were unionized. The compensation terms of the labor agreement with these employees are subject to renegotiation on an annual basis and all other terms are renegotiated every two years. If we are not able to negotiate these provisions favorably, strikes, boycotts or other disruptions could occur, and these potential disruptions could have a material adverse effect on our financial condition and results of operations and on our ability to meet our payment obligations under our financing arrangements. As of the date of this Annual Report, the COVID-19 outbreak has not negatively affected our relations with our employees.  We cannot, however, assure you that the effects of COVID-19 will not lead to any labor disruptions in the future.

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

Our information technology systems may be subject to security incidents or interruptions in network connectivity which could have an material adverse effect on our business.

Our business is supported by a robust platform of information and communications technology systems, including hardware and software which are susceptible to security incidents or disconnections from the local and/or global computer networks. We have employed various cybersecurity defenses and measures to protect our systems from the risks of cyberattacks and implemented sophisticated means of monitoring communications. Threats are constantly evolving, however, and our protection measures could be compromised, which could result in unauthorized access to our systems. File abduction, data corruption alteration, spread of computer viruses, installation of malware or ransomware or other malicious acts intended to disrupt our operations are a constant threat, and if our systems are affected by a security incident or service outage, we may experience a decrease in operational performance, an increase in operating costs and damage to our reputation. Any significant security breaches or disruptions to the connectivity or performance of our information technology systems could have a material adverse effect on our operating results and financial condition.

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

Our financial statements are prepared in accordance with IFRS. IFRS differs from U.S. GAAP in certain significant respects, including, among others, the recognition of revaluation property, plant and equipment, the classification of minority interest in accordance with net identifiable assets, the nonrecognition of employees’ profit sharing, capitalized interest recognition, consolidation of subsidiaries, the acquisition of shares of subsidiaries from minority stockholders and the determination of deferred income taxes. For this and other reasons, the presentation of financial statements and reported earnings prepared in accordance with IFRS may differ in significant respects from the presentation of financial statements and reported earnings prepared in accordance with U.S. GAAP.

Grupo TMM, S.A.B. and Subsidiaries

Risks Relating to our Indebtedness

Our substantial indebtedness could adversely affect our financial condition and impair our ability to operate our business, and we may not be able to pay the interest on and principal amount of our indebtedness.

As of March 31, 2021, Grupo TMM’s total debt amounted to $549.8 million, which includes $131.2 million of bank debt owed to several different banks, $76.0 million owed to non-institutional lenders and $342.6 million of liabilities associated with our long-term leases, primarily the lease of our corporate headquarters; of this debt, $192.2 million is short-term debt, and $357.6 million is long-term debt. Under IFRS, transaction costs in connection with financings are required to be presented as a part of debt.

As of December 31, 2020, our total debt amounted to $538.2 million, which includes $108.5 million of bank debt owed to several different banks, $74.2 million owed to non-institutional lenders and $355.5 million of liabilities associated with our long-term leases, primarily the lease of our corporate headquarters; of this debt, $187.3 million is short-term debt, and $350.9 million is long-term debt.

Although we have taken various measures to reduce our level of indebtedness, our level of indebtedness remains substantial and could have important consequences, including the following:

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

If we cannot generate sufficient cash flow from operations to service our indebtedness we may default under our various financing facilities. If we default under any such facility, the relevant lender or lenders could then take action to foreclose against any collateral securing the payment of such facility. Certain of our assets have been pledged to secure our financing facilities. See Item 4. “Information on the Company — Property, Vessels and Equipment.”

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

As of March 31, 2021, approximately 39.1% of our debt was denominated in dollars. As of the date of this Annual Report, we do not generate sufficient revenue in dollars from our operations to service all of our dollar-denominated debt. Consequently, we have to use revenues generated in Mexican pesos to service our dollar-denominated debt. A devaluation or depreciation in the value of the Mexican peso, compared to the dollar, could adversely affect our ability to service our debt. During 2020, the Mexican peso depreciated approximately 5.6% against the dollar. From January 1 through March 31, 2021, the Mexican peso depreciated approximately 3.3% against the dollar.

Grupo TMM, S.A.B. and Subsidiaries

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

Our financial performance may be significantly affected by general economic, political, social and public health conditions in the markets where we operate. Most of our operations and assets are located in Mexico. As a result, our financial condition, results of operations and business may be affected by the general condition of the Mexican economy, the valuation of the Peso as compared to the U.S. dollar, Mexican inflation, interest rates, regulations, taxation, social or political instability, and economic, political, social and public health developments in Mexico. Many countries in Latin America, including Mexico, have suffered significant economic, political, social and public health crises in the past, and these events may occur again in the future. Instability in the region has been caused by many different factors, including:

◾	significant governmental influence over local economies;

◾	substantial fluctuations in economic growth;

◾	high levels of inflation;

◾	changes in currency values;

◾	exchange controls or restrictions on expatriation of earnings;

◾	high domestic interest rates;

◾	wage and price controls;

◾	changes in governmental economic or tax policies;

◾	imposition of trade barriers;

Grupo TMM, S.A.B. and Subsidiaries

◾	unexpected changes in regulation; and

◾	overall economic, political, social and public health instability.

Mexico is an emerging market economy, with attendant risks to our results of operations and financial condition.

Mexico has historically experienced uneven periods of economic growth. Mexico’s gross domestic product (“GDP”) increased 2.6%, 2.1%, 2.2% in 2016, 2017 and 2018, respectively, but decreased 0.1% in 2019 and 8.2% in 2020. For 2021, the Banco de Mexico Consensus Board1 estimates that GDP in Mexico is expected to increase by approximately 4.5%, while inflation is expected to be 3.6%. We cannot assure you that these estimates will prove to be accurate. The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Accordingly, Mexican governmental actions concerning the economy and state-owned enterprises could have a significant impact on Mexican private sector entities in general and on us in particular, as well as on market conditions, prices and returns on Mexican securities, including our securities.

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

Although interest rates in Mexico are currently lower than in recent years, Mexico historically has had, and may again have, high real and nominal interest rates. The 28-day TIIE averaged 4.47%, 7.05%, 8.00%, 8.32% and 5.71% in 2016, 2017, 2018, 2019 and 2020, respectively, and for the three-month period ended March 31, 2021, it averaged 4.29%. To the extent our debt is incurred in Mexican Pesos at interest rates linked to the TIIE or any other Mexican interest rate index, any increase in such rates will increase our financing costs.

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

[1]	The Banco de Mexico Consensus Board comprises 37 economic analysts and consultants specialized in the Mexican and international economies.

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

2016	3.36%
2017	6.77%
2018	4.83%
2019	2.83%
2020	3.15%
2021 (annualized as of April 30)	6.08%

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

Mexican political events may significantly affect our operations. On December 1, 2018, Andres Manuel Lopez Obrador, a member of the National Regeneration Movement Party (“MORENA”), began a six-year term as president of Mexico following his victory in the July 1, 2018 presidential election. Under the 2012-2018 government of President Enrique Peña Nieto, significant changes in laws, policies and regulations aimed at fostering growth in certain key sectors of the Mexican economy were enacted, including the energy and transportation sectors. Currently, MORENA has a majority in both chambers of the Mexican Congress, giving it considerable power to pass new legislation or modify or terminate existing legislation, including potential modifications to the Mexican Constitution. President Andrés Manuel López Obrador and members of his administration have expressed a desire to modify and/or terminate certain structural reforms to the Mexican economy, including the 2013 Energy Reforms. The new administration has already succeeded in enacting various changes to Mexican laws and public policy and is seeking further changes, which may increase political uncertainty or have negative effects on the Mexican economy. We cannot provide any assurances that political developments in Mexico, over which we have no control, will not have an adverse effect on our business, financial condition or results from operations.

Mexico’s daily oil production statistics indicate that production has declined over the past nine years (2012-2020) at a compounded average rate of 5.2%, a trend that could continue in the coming years. In contrast, during the same period of time, imports of gasoline and diesel for domestic consumption grew 3.6%, and currently represent more than 70% of Mexico’s domestic consumption.

Experts have concluded that if the Mexican government does not follow through with its implementation of reforms designed to promote private investment in the energy sector, or fails to make further investments to increase PEMEX’s technological capabilities, Mexico’s oil production may drop considerably, weakening the financial position of the Mexican government.  For its part, the administration of President Andrés Manuel López Obrador has taken steps to limit new private investment in Mexico’s oil and gas industry, including the cancellation of bidding rounds for the award of new upstream production sharing contracts and farm-out agreements. Such actions may have a detrimental effect on Mexico’s oil production levels, which may in turn reduce the demand for our transportation services from Pemex and other oil and gas industry customers.

Grupo TMM, S.A.B. and Subsidiaries

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

In January 2021, Joseph R. Biden became the 46th President of the United States of America.  As of the date of this Annual Report, President Biden’s administration and has not proposed substantial revisions to U.S. trade policies, including the renegotiation or termination of trade agreements, or proposed the imposition of border taxes, higher tariffs or other measures which would increase the price of goods imported into the United States, particularly from Mexico. Future decisions by the current U.S. administration, including with respect to U.S. laws and policies governing foreign trade and foreign trade relations, could have a negative impact on the Mexican economy by reducing the level of commercial activity between Mexico and the United States or or effecting a slowdown in direct U.S. foreign investment in Mexico, which could adversely affect our business and our results of operations.

In November 2018, the United States, Mexico and Canada signed the USMCA, which replaced NAFTA. The United States, Mexico and Canada ratified the USMCA on January 29, 2020, June 19, 2020 and March 13, 2020, respectively. As a result, the USMCA took effect on July 1, 2020. We cannot predict the impact the USMCA will have on our industry or the changes to international trade that may result, and consequently, we cannot predict what effect it will have on our business and our results of operations. If the United States withdraws from or makes material changes to the USMCA or other international trade agreements to which it is a party, trade barriers and other costs associated with trade between the United States and Mexico may increase, which could have a material adverse effect on our business, financial condition and results of operations.

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

Worldwide oil prices suffered a steep decline in 2020, with demand falling as countries enacted restrictions on travel and economic activity in response to the continued spread of COVID-19. Although prices have since risen substantially from their 2020 lows as restrictions have eased and economic activity has resumed, as of the date of this Annual Report they remain well below 2014 levels. If lower oil and natural gas prices persist for a prolonged period, or decline further, oil and gas exploration and production companies are likely to cancel or curtail their drilling programs and lower production spending on existing wells, thereby reducing demand for our services.

Any prolonged reduction in the overall level of oil and gas exploration and development activities, whether resulting from changes in the price of oil, natural gas or otherwise, could materially and adversely affect us by negatively impacting:

◾	our revenues, cash flows and profitability;

Grupo TMM, S.A.B. and Subsidiaries

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

	Spot price of Mexican crude oil
Year Ended December 31,	High(1)	Low(1)	Average(1)	End of Year(2)

2016	46.53	18.90	35.86	46.30
2017	56.19	39.20	46.36	56.19
2018	77.73	44.69	62.10	44.69
2019	65.83	43.65	56.13	56.14
2020	59.35	(2.37)	35.70	47.16

	Spot price of Mexican crude oil
Monthly,	High(3)	Low(3)	Average(3)	End of Month(4)
Year 2021
January	52.25	47.12	51.06	51.18
February	62.23	53.05	58.08	60.89
March	64.48	56.23	60.65	58.37
April	61.12	56.62	58.38	61.39
May(5)	62.86	61.60	62.25	62.28

(1)	The highest, lowest and average spot price of Mexican crude oil in U.S. dollars reported by Banco de México during the relevant year.

(2)	The spot price on the last day of each relevant year.

(3)	The highest, lowest and average spot price in the relevant month.

(4)	The spot price on the last day of each relevant month.

(5)	Through May 7, 2021.

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

Grupo TMM, S.A.B. and Subsidiaries

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

Grupo TMM, S.A.B. and Subsidiaries

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

Grupo TMM, S.A.B. and Subsidiaries

On December 15, 2017, as part of corporate restructuring to improve our debt profile, we transferred 85% of the shares of our wholly owned subsidiary, TMM Division Maritima, S.A. de C.V. (“TMMDM”), an owner and operator of supply vessels, tankers and tugboats, to the holders of certificates issued by TMMDM under our Mexican Peso-Denominated Trust Certificates Program (the “Trust Certificates Program”). The Trust Certificates Program involved the issuance to investors of certificates secured by trust assets and denominated in Mexican Pesos, the proceeds of which were used by us to consolidate and refinance the debt related to those vessels, as well as to finance the acquisition of additional vessels as contemplated by our expansion program. As a result of the transfer, we no longer exercise control over TMMDM and our financial statements no longer include TMMDM’s assets, liabilities, and income or loss. Going forward, we continue to operate the supply vessels and tankers owned by TMMDM pursuant to a maritime services contract.

Today, we are a fixed capital corporation listed on the Mexican Stock Exchange (Bolsa Mexicana de Valores) incorporated under the Ley General de Sociedades Mercantiles for a term of 99 years. We are headquartered at Paseo de la Reforma No. 296, P.19. Col. Juárez, C.P. 06600, Alcaldía Cuauhtémoc, México City, México, and our telephone number is +52-55-5629-8866. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, such as Grupo TMM, at http://www.sec.gov. Grupo TMM’s Internet website address is www.tmm.com.mx. The information on Grupo TMM’s website is not incorporated into this Annual Report.

Business Overview

General

We are one of the largest logistics and transportation companies in Mexico, providing a variety of integrated and dynamic logistics and transportation services to premium clients throughout Mexico, including maritime transportation services, ports and terminals management, logistics services and warehousing services.

Maritime Operations. Our Maritime Operations division provides maritime transportation services, including the operation of offshore vessels that provide transportation and other services to the Mexican offshore oil industry, tankers that transport petroleum products within Mexican and international waters, parcel tankers that transport liquid chemical and vegetable oil cargos from and to the United States and Mexico, and dry bulk carriers that transport unpackaged commodities such as steel between South America, the Caribbean and Mexico. As of March 31, 2021, we operate a fleet of 29 vessels, which includes product and chemical tankers and a variety of offshore supply vessels.  Of these vessels, 23 are owned by TMMDM and managed, operated and marketed by us pursuant to a maritime services contract.

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

Grupo TMM, S.A.B. and Subsidiaries

Warehousing Operations. Through our subsidiary, Almacenadora de Depósito Moderno, S.A. de C.V. Auxiliary Credit Organization (“ADEMSA”), we provide warehousing and bonded warehousing facility management services. ADEMSA currently operates over 250,000 square meters of warehousing space throughout Mexico, including 67,353  square meters of direct warehouse space (the largest of which is located in northern Mexico City). Due to its regulated nature, ADEMSA is one of a limited number of warehousing companies authorized by the Mexican government to provide bonded warehousing services and to issue negotiable certificates of deposit.

Set forth below are our total revenues over the last three fiscal years for each of our business segments:

	Consolidated Transportation Revenues (in millions of Pesos) Years Ended December 31,
	2020	2019	2018
Maritime Operations	$751.2	$868.5	$909.5
Ports and Terminals Operations	69.3	169.8	166.0
Logistics Operations	243.8	265.5	286.6
Warehousing Operations	139.0	171.9	161.0
Total	$1,203.3	$1,475.7	$1,523.1

Recent Developments

COVID-19 Pandemic

On March 11, 2020, the WHO declared COVID-19 a pandemic.  In response, governments worldwide, including Mexico, have implemented various extraordinary measures to control its spread, including travel restrictions, quarantines and the suspension of non-essential activities. The full effect of the COVID-19 pandemic on our business remains uncertain, and will depend on its duration and its impact on the Mexican and global economies.  Nevertheless, as of the date of this Annual Report, various international banks and multilateral institutions such as the International Monetary Fund have assessed that the COVID-19 pandemic resulted in the worst global economic recession since the Great Depression.  For fiscal year 2020, our revenues, particularly in our Ports and Terminals business, decreased significantly due to the COVID-19 pandemic and the various emergency public health measures enacted by governments to combat it.  Although we expect our revenues will improve as extraordinary government measures are lifted and emergency public health restrictions are repealed, as the date of this Annual Report we cannot quantify the adverse effect COVID-19 will have on our results of operations for fiscal year 2021.

In light of these and other conditions beyond our control, our results of operations may be volatile and subject to change rapidly as the COVID-19 situation develops. Accordingly, we have taken various actions to maintain business continuity and strengthen our financial condition, including deferring payments to suppliers and creditors, maintaining our early payment program to help offset the effect of customer payment delays, and other actions to reduce overall expenses.  We are complying with the health and safety protocols established by the Mexican government and have taken steps and implemented policies to safeguard our businesses, employees, and the communities in which we operate from the threats posed by the COVID-19 pandemic.  These steps include, among others, actively cleaning and sanitizing open public areas where we operate and establishing appropriate information technology (“IT”) systems to enable our employees to work remotely.  To ensure the continuity of our operations under pandemic conditions, our IT department quickly implemented a sophisticated video conferencing and collaborative teamwork platform while also strengthening our cybersecurity policies, allowing our employees to engage remotely in Company activities from the safety of their homes. In addition, we continue to provide health benefits to our employees on temporary leave until the end of the pandemic. Moving forward, we will continue to monitor the development of the COVID-19 pandemic closely, including its effect on our business, financial condition and results of operations.

Grupo TMM, S.A.B. and Subsidiaries

Digital Transformation Project

In 2019, we initiated an ambitious Digital Transformation Project under a technology infrastructure strategy based on cloud-based services, updating our technology and telecommunications capabilities by implementing advanced service platforms across each of our business and operational venues. In particular, we have (1) upgraded our enterprise resource planning (ERP) platform to the latest version of SAP (s4/Hana) in order to optimize the administrative, financial, and accounting processes of our businesses, (2) implemented an advanced warehouse management system (WMS) and (3) deployed an advanced sales and customer relationship management (CRM) platform. These three platforms form the backbone of our Digital Transformation Project, allowing us to operate horizontally across the Company, as data created and hosted on each platform can be easily extracted, integrated and represented graphically in dashboards and in executive reports, facilitating rapid business decision making via analysis of key performance indicators (KPI). In addition to implementing advanced technologies at a corporate level, we have deployed microservices-based desktop and mobile applications to optimize processes specific to each of the core activities of our businesses to achieve greater efficiency and operational control. By implementing world-class technology solutions across the Company and developing specific vertical applications for each business unit, we have been able to improve the operational efficiency of our employees and better serve our customers.

Relocation of Corporate Office

As part of our cost reduction efforts, in 2020 we relocated our corporate office to a new location in Mexico City, which we expect will generate significant savings by lowering our lease payments and other corporate costs.

Vessel Sales

In accordance with our fleet modernization plan, in recent years we have sold or otherwise ceased to operate a number of vessels.  On September 4, 2017, we sold the tugboat “Rey de Coliman” to Servicios Portuarios Generales, S.A. de C.V.  On May 17, 2018, we sold the parcel tanker M/T “Maya” to Yangzijiang Express Shipping PTE, LTD.  On August 30, 2019, we terminated service to the tugboat “SMR Manzanillo” in connection with its sale to Bricor Servicios Portuarios Mexicanos S.A. de C.V. by TMMDM.  Also, we terminated service to the tankers “Veracruz” and “Durango” when TMMDM’s sold those vessels to Mercantile and Maritime Trading PTE LTD on January 29, 2020 and February 6, 2020, respectively, and terminated service to the tanker “Tajín” when TMMDM sold it to Shannon Trading S.A. on February 10, 2020.  Most recently, on January 8, 2021, we sold the parcel tanker M/T “Olmeca” to Athene Shipping Limited.  See Note 29 of the accompanying Audited Consolidated Financial Statements.

RTG Crane Acquisition

In June 2019, we entered into a financing agreement with PNC Bank, N.A., guaranteed by the U.S. Export-Import Bank, to acquire a rubber tyred gantry (“RTG”) crane to replace the the crane used in our automotive sector operations at Aguascalientes. Pursuant to the agreement, the Company received loan proceeds in the amount of US$860 thousand (approximately 85% of the purchase price of the crane), at a fixed rate of 4.40% per annum, with semiannual payments of principal and interest, and maturing in July 2024.

Termination of Tugboats Business in the Port of Manzanillo

Since January 1997, TMM (formerly Servicios Mexicanos en Remolcadores, S.A. de C.V.) has held a concession to provide tugboat services in the port of Manzanillo, including port docking and navigation in and out of channels and port facilities into open waters. In December 2019, TMM sold this concession, 100% of the shares in its tugboat business subsidiary, Snekke S.A. de C.V. and the harbor tugboat “TMM Colima” to an unrelated third party. Following the sale, we exited the harbor towing business, terminating our tugboat services in Manzanillo. In connection with the sale, tugboats “TMM Cuyutlan” and “TMM Tepalcates” were sold to Snekke S.A. de C.V. by TMMDM.

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

Grupo TMM, S.A.B. and Subsidiaries

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

Spin-off of TMMDM

On December 15, 2017, as part of corporate restructuring to improve our debt profile, we transferred 85% of the shares of our wholly owned subsidiary, TM DM, an owner and operator of supply vessels, tankers and tugboats, to the holders of certificates issued by TMMDM under our Trust Certificates Program.  As a result of the transfer, we no longer exercise control over TMMDM and our financial statements no longer include TMMDM’s assets, liabilities, and income or loss. Going forward, we continue to operate the supply and tanker vessels owned by TMMDM pursuant to a maritime services contract.  The terms of the contract provide for TMMDM to pay us a service fee based on the revenues generated by the vessels and their operating costs. The contract does not include a non-compete restriction, allowing us to continue our efforts to expand our existing fleet and develop new maritime business.

Refinancing of Parcel Tankers Debt

                In May 2018, following the sale of the parcel tanker M/T “Maya” the Company prepaid the full US$25 million outstanding on a line of credit from DVB Bank America, N.V. which had been incurred to finance the purchase of that vessel.  In addition, in September 2018, the Company obtained a new line of credit from ACT Maritime LLC, a subsidiary of Alterna Capital Partners, LLC, in the amount of US$5.25 million, at a variable rate of LIBOR 90 days plus 750 points, with quarterly payments of principal and interest, and maturing in September 2023.  The proceeds of this new line of credit were used to pay off the remaining balance of the 10-year line of credit in the original amount of US$27.5 million that the Company had obtained from DVB Bank America, NV in May 2007 to purchase the parcel tanker M/T “Olmeca.” In December 2020, we used the funds obtained from Athene Shipping Limited as an advance on the sale of the “Olmeca” to prepay in full the US$3.5 million outstanding on the ACT Maritime LLC line of credit.    See Item 5. “Liquidity and Capital Resources – Purchase of Two Parcel Tankers” and Note 29 of the accompanying Audited Consolidated Financial Statements.

Commencement of Bulk Carrier Service

In August 2017, we started to transport unpackaged commodities such as steel between South America, the Caribbean and Mexico in specialized ships called bulk carrier vessels.

The Mexican Market

Since TMM’s formation in 1958, the growth and diversification of the Mexican economy have largely driven our growth. Following the enactment of NAFTA, which became effective January 1, 1994, trade with and investment in the Mexican economy has significantly increased, resulting in greater traffic along the North-South cross-border trade routes that extend from Canada to the United States and Mexico. The USMCA, the successor to NAFTA, entered into force on July 1, 2020. Although the USMCA aims to support mutually beneficial trade and robust economic growth among parties, we cannot predict the impact the USMCA will have on the Mexican economy or our operating results.  The following table illustrates the growth of the foreign trade segment of the Mexican economy over the last three years:

Grupo TMM, S.A.B. and Subsidiaries

	Foreign Trade 2018-2020(a)
	As of December 31, (in millions of Dollars)
	2020	2019	2018
Total Exports	$417,670	$460,704	$450,713
Total Imports	$383,194	$455,295	$464,302
Total Trade Flows	$800,864	$915,999	$915,015
Growth Rate—Exports	(9.3)%	2.2%	10.1%
Growth Rate—Imports	(15.8)%	(1.9)%	10.4%
Growth Rate—Total	(12.6)%	0.1%	10.3%
Growth Rate—GDP(b)	(8.2)%	(0.3)%	2.2%

(a)	The figures include the in-bound (maquiladora) industry.

(b)	The methodology for calculating Growth Rate-GDP was modified by the Instituto Nacional de Estadistica, Geografia e Informatica (INEGI) and is based on 2013 prices.

Source: Instituto Nacional de Estadistica, Geografia e Informatica (INEGI).

Business Strategy

As part of our continued effort to achieve the Company’s goals, throughout the past five years we have accomplished the following:

◾
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

◾
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

◾
In response to the COVID-19 pandemic, we are taking various actions to protect our communities and the places where we operate.  For example, at certain locations we are actively cleaning and sanitizing open public areas, allowing our employees to work remotely where possible and providing health benefits to employees on temporary leave due to the pandemic.

◾	We have expanded the customer base in all of our business segments, resulting in better operating margins while strengthening our market position.

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

Grupo TMM, S.A.B. and Subsidiaries

◾
In December 2017, we restructured our Maritime Operations to decrease our consolidated debt and improve our debt profile by transferring 85% of the shares of our wholly owned subsidiary, TMMDM, an owner and operator of supply vessels, tankers and tugboats, to the holders of certificates issued by TMMDM under our Trust Certificates Program.  As a result of the transfer, we no longer exercise control over TMMDM and our financial statements no longer include TMMDM’s assets, liabilities, and income or loss. This has allowed us to reduce our comprehensive financing cost by approximately 90%, improving our debt to capital ratio and providing us with greater free cash flow. Going forward, we continue to operate TMMDM’s vessel fleet pursuant to a maritime services contract under which we are paid a service fee based on the revenues generated by the vessels and their operating costs. The contract does not include a non-compete restriction, allowing us to continue our efforts to expand our existing fleet and develop new maritime business.

◾
With respect to our liabilities, in addition to continuing to service our debt obligations and improving our debt profile through the TMMDM spin off in 2017, in 2018, we further improved our debt profile by retiring in full our indebtedness to DVB Bank SE, which consisted of two outstanding 10-year lines of credit with DVB Bank SE’s subsidiary, DVB Bank America, N.V. The first line of credit, with an original principal amount of US$25 million, was prepaid in May 2018 following our sale of the parcel tanker M/T “Maya.” The second, with an original principal amount of US$27.5 million, was retired in September 2018 with the proceeds of a new, 5-year line of credit from ACT Maritime LLC, a subsidiary of Alterna Capital Partners, LLC, in the amount of US$5.25 million. In December 2020, we prepaid the full US$3.5 million outstanding of the ACT Maritime LLC line of credit with proceeds from our sale of the parcel tanker M/T “Olmeca”.

Moving forward, our business strategy is focused on the following:

Expansion and Improvement of our Maritime Operations

The recent Mexican Energy Reforms have the potential to increase oil and gas activity in Mexico by PEMEX and other industry participants, both domestic and international. To better capitalize on any such increase in light of the preferences granted to Mexican ship-owners under the Mexican Navigation Law (Mexican flagged vessels have a preference to perform cabotage in Mexican waters), our Maritime Operations division is focused on consolidating and expanding operations by: (i) increasing cabotage services with medium and long-term contracts; (ii) satisfying demand for exploration and distribution services in Mexico and abroad by meeting market requirements for new generation vessels with higher-rated and deeper-water capabilities; and (iii) increasing the current capacity of our shipyard repair services to more than 30 vessels per year, including the vessels we operate and, in the long term, to have the capacity to build vessels, enabling us to compete to satisfy the expected demands of currrent and future customers.  In support of this effort, we recently entered into a construction agreement with Westport Orange Shipyard to build a new 6,600 short-tons floating dry-dock to increase the capacity of our shipyard operations. The project is supported by a 7-year financing agreement with Amegy Bank (Zions Bancorporation N.A.), guaranteed by EXIM Bank, for up to 85% of the purchase price of the floating dry-dock.

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

Grupo TMM, S.A.B. and Subsidiaries

To capitalize on the growth potential of this market, we continue our efforts to develop port facilities and storage terminals in order to meet the future demand for gasoline and diesel imports.

We retain a significant portion of land in Tuxpan and continue to develop projects associated with that region, such as a general cargo terminal.

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

Certain Competitive Advantages

We believe that we benefit from the following competitive advantages:

◾	We are one of the largest and leading Mexican owned and operated maritime and logistics companies in Mexico.

◾	We have extensive and proven experience in ports, terminals and integrated services, such as yards operations, vessels and intermodal equipment maintenance, repair and warehousing in Mexico.

◾	We have a demonstrated ability to contract vessels with limited disruptions.

◾	The Mexican Navigation Law requires that Mexican flag carriers receive preferential treatment.

◾	We are poised to capitalize on future growth in the Mexican energy sector.

◾	We are certified by the Institute of International Container Lessors (“IICL”) for our maintenance and repair of containers.

◾	Our operations in Tuxpan, Veracruz are in a prime location to capitalize on the growth of trade via the Gulf of Mexico.

Maritime Operations

Our Maritime Operations include: (a) supply and logistics services to the oil offshore industry at offshore facilities in the Gulf of Mexico and between ports, moving crews and/or cargo to and from oil platforms; (b) a product tanker for the transportation in cabotage of petroleum products, such as the distribution of gasoline to a variety of Mexican and international ports where the gasoline is further distributed inland; (c) parcel tankers, also known as chemical tankers, for the transportation of liquid chemical cargoes between ports in Mexico and the United States; (d) bulk carrier vessels that transport unpackaged general commodities between South America, the Caribbean and Mexico; and (e) shipyard services, including ship repair and dry docking services. This segment accounted for 62.4%, 58.9% and 59.7% of consolidated revenues for the years 2020, 2019, and 2018, respectively.

Grupo TMM, S.A.B. and Subsidiaries

Fleet Management

As of March 31, 2021, we operated 29 vessels comprised of a product tanker, parcel tankers, a bulk carrier and offshore vessels.  Following the spin-off of TMMDM in December 2017, we entered into a maritime services contract with TMMDM pursuant to which we manage, operate and market the 23 ships belonging to TMMDM (22 offshore vessels and 1 tanker) for a fee based on the shipping revenues and the cost of services required to operate the vessels.

The table below sets forth information as of March 31, 2021, about the fleet we operate by type, size and capacities:

Vessel Type	Number of Vessels	Total Dead Weight Tons (in thousands)	Total Cubic Meter Capacity (in thousands)		BHP(*)
Offshore vessels	25	35.7		**	6,051
Product tankers	1	46.9	51.6			**
Parcel tankers	2	30.5	32.9			**
Bulk carriers	1	30.0		**		**

Total	29	143.1	84.5

*	Average Brake Horse Power.

**	Not applicable.

Offshore Vessels

We have been participating in this business for more than 25 years. Our offshore division provides supply and logistics services to the offshore industry between the ports and the offshore facilities in the Gulf of Mexico through a specialized fleet that includes fast and conventional crew vessels, supply vessels, anchor handling tug supply vessels, floating production, storage and offloading (“FPSO”) vessels and Dynamic Positioning (“DP”) vessels. Other services include supply and administration of onboard personnel, coordination and supervision of the maritime transport of staff, materials and equipment from the base on shore to operational points of the vessels within the oil-drilling zone of the Gulf of Mexico, and coordination and supervision of catering and accommodation matters onboard the vessels. In 2020, the vessels we operate represented 9.4% of Mexico’s offshore fleet. As of March 31, 2021, nine vessels were hired by PEMEX or its subsidiaries, six vessels were hired by private oil companies, companies engaged in the construction and maintenance sectors, or in the spot market, and ten vessels were available for hire.

Set forth below is information regarding the offshore vessels fleet as of March 31, 2021:

Vessel	Year	Flag	DWT(1)	LOA(2)(m)(3)	Beam (m)	BHP	Charterer(s)
*Eco III	2008	Mexico	10,306	117.0	21.0	3,618	-
+ Doña Hilda	2009	Mexico	317	53.4	9.8	7,200	Fieldwood
*Isla Arboleda	2002	Mexico	417	46.0	8.0	5,400	PEP
*Isla Arcas	2001	Mexico	224	50.3	9.1	7,200	-
*Isla Azteca	1998	Mexico	1,000	61.9	14.0	3,900	PEP
*Isla Blanca	2008	Mexico	480	49.4	11.0	1,700	Sky-Mar
*Isla Ciari	2009	Mexico	480	49.4	11.0	1,700	PEP
Isla Colorada	2001	Mexico	540	44.0	11.0	1,700	-
*Isla Creciente	2002	Mexico	357	42.7	9.0	6,750	PEP
*Isla de Cedros	1999	Mexico	2,000	67.0	14.9	8,000	-
*Isla San Jose	2006	Mexico	1,660	68.0	16.0	12,240	-
*Isla Grande	2004	Mexico	2,800	75.0	16.0	12,000	ENI
*Isla Guadalupe	1998	Mexico	1,598	61.0	13.8	5,300	-
*Isla Janitzio	2008	Mexico	480	49.3	11.0	1,700	PEP
*Isla León	2008	Mexico	1,350	63.4	15.6	6,500	-
*Isla Miramar	2000	Mexico	255	48.8	9.1	6,750	PEP

Grupo TMM, S.A.B. and Subsidiaries

Vessel	Year	Flag	DWT(1)	LOA(2)(m)(3)	Beam (m)	BHP	Charterer(s)
*Isla Monserrat	2007	Mexico	3,250	71.9	16.0	5,450	PEP
*Isla San Gabriel	2009	Mexico	369	55.6	10.4	7,200	Sky-Mar
*Isla San Ignacio	2009	Mexico	488	50.0	11.0	7,200	PEP
*Isla San Luis	2009	Mexico	381	55.5	10.4	7,200	ENI
*Isla Santa Cruz	2008	Mexico	1,900	63.4	15.8	6,800	PEP
*Isla Verde	2001	Mexico	540	44.0	11.0	1,700	-
*Isla San Diego	2009	Mexico	552	55.2	10.4	7,200	-
+ Maersk Transporter	2009	Mexico	3,370	73.2	20.0	13,872	ENI
*Nevado de Colima	1983	Mexico	606	28.4	9.0	3,000	-

(1)	Dead weight tons.
(2)	Overall length.
(3)	Meters.
*	TMMDM vessel.
+	Chartered vessel.

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

Product Tankers

Since 1992, we have provided product tanker chartering services to PEMEX and its subsidiaries for the transportation of clean and dirty petroleum products from refineries to various Mexican ports. As of December 31, 2020, the fleet we operated was comprised of one product tanker without a contract.

Set forth below is information regarding the product tanker fleet as of March 31, 2021:

Vessel	Year	Flag	Hull	DWT(1)	LOA(3)(m)(4)	Beam (m)	Charterer
*Tula	2005	Mexico	DH(2)	46,911	183	32	-

(1)	Dead weight tons.
(2)	Double hull.
(3)	Overall length.
(4)	Meters.
*	TMMDM vessel.

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

Parcel Tankers

Our parcel tanker business operates between Mexican and American ports in the Gulf of Mexico, transporting chemicals, vegetable and animal oils and molasses. The majority of the transported cargo is under contracts of affreightment (“COAs”) in which the customers commit the carriage of their cargo over a fixed period of time on multiple voyages, with a minimum and a maximum cargo tonnage at a fixed price. The vessel operator is responsible for the vessel, the fuel and the port expenses. Currently, our parcel tanker fleet is comprised of two chartered vessels. We transported 606 thousand tons of chemical products in our parcel tankers during 2020, 586 thousand tons during 2019, and 595 thousand tons during 2018. Our primary customers for our parcel tanker services include major oil and chemical companies.

Grupo TMM, S.A.B. and Subsidiaries

Set forth below is information regarding our parcel tankers as of March 31, 2021:

Vessel	Flag	Year	LOA	Beam	Draft	DWT(1)	Capacity M3 Total
			(m)(2)	(m)	(m)
Chemical Atlantik	Turkey	2018	145.0	21.0	11.0	15,081	15,154
Oriental Marguerite	Panama	2008	134.2	20.5	11.6	14,367	16,232
					Total	29,448	31,386

(1)	Dead weight tons.

(2)	Meters.

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

Customers and Contractual Arrangements

The primary purchasers of our Maritime Operations services are multi-national oil, gas and chemical companies. These services are generally contracted for on the basis of short-term or long-term time charters, voyage charters, COAs or other transportation agreements tailored to the shipper’s requirements. In 2020, excluding customers contracted through TMMDM, our ten largest customers accounted for approximately 57% and 36% of Maritime Operations revenues and consolidated revenues, respectively.  The loss of one or more of our customers could have a material adverse effect on the results of our Maritime Operations.

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

Grupo TMM, S.A.B. and Subsidiaries

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

Ports and Terminals Operations

We conduct operations at the Mexican ports of Acapulco and Tuxpan. We have been granted a permit to operate at the public berth in the port of Tuxpan. Additionally, we own land in Tuxpan on which we are developing various terminals, including a liquid oils terminal and a general cargo terminal. Our concession in Acapulco and permit in Tuxpan give us the right of first refusal to continue operations for a second term once the term of the original instrument expires. In 2019, our permit in Tuxpan was extended for an additional 10 years. Ports and Terminals operations accounted for 5.6%, 11.5% and 10.9% of consolidated revenues in 2020, 2019, and 2018, respectively.

The following table sets forth our existing port facilities and concessions:

Port	Concession/Permit	Date Awarded	Duration
Acapulco	Integral port administration	June 20, 1996	25 years (with the possibility of extension)

Tuxpan	Stevedoring services	August 4, 1999	20 years (with the possibility of successive 10-year extensions, which were exercised in 2009 and 2019, respectively).

Acapulco

In June 1996, we received a 25-year concession to operate the tourist port of Acapulco and commenced operations in July 1996 and we have initiated administrative proceedings to obtain a further 25-year extension. Our port interests in Acapulco are operated through a joint venture with SSA called Administración Portuaria Integral de Acapulco, S.A. de C.V. (“API Acapulco”), in which we have a 51% interest.

Through API Acapulco, we operate and manage an automobile terminal, a cruise ship terminal with a capacity to receive two cruise ships simultaneously and an automobile warehouse with a capacity to store up to 1,700 automobiles.

In 2020, we handled 19,310 automobile exports for Volkswagen, Chrysler and Nissan to South America and Asia, reflecting a decrease of 40.0% from 2019, when we handled 32,271 automobiles at our terminal.

Acapulco is one of the main tourist ports in Mexico. During 2020, we received 4 cruise ship calls in Acapulco, representing a decrease of 86.0% from 2019, when we received 29 cruise ship calls.

Grupo TMM, S.A.B. and Subsidiaries

The significant decrease in volumes at Acapulco in 2020 is attributable to the effects of the COVID-19 pandemic on the global shipping and tourism industries.

Tuxpan

Since 1999, we have held a permit to provide general cargo operations at the public berths in the port of Tuxpan,  such as the loading and unloading of grain and gravel for the construction of a gas pipeline. We also offer container-warehousing services at this port.  In addition, we own approximately 1,780 acres of land in the port of Tuxpan through our wholly owned subsidiaries, Bimonte S.A. de C.V., Prestadora de Servicios MTR, S.A. de C.V. and Services and Solutions Optimus, S. de R.L. de C.V., which we are using to develop a general cargo terminal, a liquid oils terminal and logistic facilities.

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

Logistics Operations

Through TMM Logistics, S.A. de C.V. (“TMM Logistics”), a wholly owned subsidiary of Grupo TMM, we provide dedicated logistics services to major manufacturers, including automobile manufacturers, and retailers with facilities and operations throughout Mexico. The services that we provide include consulting, analytical and logistics outsourcing services, which encompass the management of inbound movement of parts to manufacturing plants consistent with just-in-time inventory planning practices; logistics network (order-cycle) analysis; logistics information process design; supply chain and logistics management; product handling and repackaging; local pre-assembly; and maintenance and repair of containers in principal Mexican ports and cities. Due to the scope of our operations, together with the extent of our experience and resources, we believe that we are uniquely positioned to coordinate the entire supply chain for our customers. This segment accounted for 20.4%, 18.0% and 18.8% of consolidated revenues in 2020, 2019, and 2018, respectively.

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

Warehousing Operations

We offer warehousing and bonded warehousing facility management services through our subsidiary, ADEMSA. ADEMSA currently operates over 250,000 square meters of warehousing space throughout Mexico, including 67,353 square meters of direct warehouse space (the largest of which is located in northern Mexico City). Due to its regulated nature, ADEMSA is one of a limited number of warehousing companies authorized by the Mexican government to provide bonded warehousing services and to issue negotiable certificates of deposit.

Grupo TMM’s Strategic Partners

We are currently a partner in the following strategic arrangements:

Business	Partner
Ports (Acapulco)	SSA Mexico, Inc.
Projects and Commercialization	Irkon Concesiones, S.A. de C.V.
Energy Infrastructure	EGI Oil & Gas, S.A. de C.V.

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

Systems and Technology

      We continually seek to update and improve our technology systems and processes to improve our operations. Our systems and applications are regularly updated following industry best practices and applying an agile methodology that ensures an efficient and cost-effective implementation process. In terms of on-premises IT security, we have implemented advanced devices and applications to increase the accuracy and security of our information, and at the cloud and data network level, we constantly monitor the environments hosting each platform as well as the performance, data traffic and stability of our communications networks to ensure the continuity of our business operations.

When implementing the technology platforms that support the operations across our business units, we work hand in hand with specialized teams of IT consultants and globally recognized companies such as Microsoft, SAP, RackSpace, Salesforce and Amazon Web Services. In collaboration with these companies, we have implemented IT best practices and jointly developed a technology strategy to enable us to respond swiftly to the current needs of our businesses, while simultaneously laying the groundwork for future evolution in our IT systems.  Underlying our technology strategy is an understanding that our IT systems must remain flexible and able to adapt to changes in the financial conditions of the Company and emerging national and international trends, practices or circumstances.

Grupo TMM, S.A.B. and Subsidiaries

Competition

Maritime Operations

The Company’s primary competitors in the offshore vessel business are Tidewater de Mexico, S. de R. L. de C.V., Naviera Bourbon Tamaulipas, S.A. de C.V., Mantenimiento Express Marítimo, S.R.L., Naviera Integral, S.A. de C.V., Blue Marine Technology Group, Harvey Gulf, and Hornbeck Offshore Services de Mexico S de RL de CV.

The Company’s primary competitor in the parcel tanker business is Stolt-Nielsen Transportation Group Ltd. Some other competitors in this business include Team Tankers, Ace Tankers, Eitzen and Caribbean Tankers, Inc. and Nordic Tankers.

The Company’s primary competitors in the product tanker business are Scorpio Tankers, Maersk Tankers, and PEMEX Refinación.

The primary competitors of our shipyard business are Talleres Navales del Golfo, Astilleros Mexicanos JP, Astilleros de Marina Tampico, Astilleros de Marina Coatzacoalcos, and Reparaciones Navales Zavala.

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

Logistics Operations

In the logistics business, the Company faces competition primarily from Car Logistics S.A. de C.V., Axis Logistics S.A. de C.V., Wallenius, SEGLO, Ceva Logistics, Syncreon, Keuhne-Nagel, SeSe, Amport, DHL, SSA, CPV and CSI.

In its maintenance and repair business, the Company faces competition primarily from Container Care International Inc., CIMA and Grupo SLTC.

The Company believes the most important competitive factors in the Logistics Operations segment are price, customer service, brand name, experience, operating capabilities and state-of-the-art information technology.

Warehousing Operations

Our warehousing business’ main competitors are Almacenadora Mercader, Afirme Almacenadora, Almacenadora Sur and, ACCEL.

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

Grupo TMM, S.A.B. and Subsidiaries

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

Regulations of the Mexican Navigation Law

On March 4, 2015, the Regulations of the Mexican Navigation Law (“Reglamento de la Ley de Navegación y Comercio Marítimos”) were published in Mexico’s Official Gazette and became effective 30 days thereafter. Enactment of the regulations represented a significant event in the merchant maritime sector and were aimed at enhancing legal certainty and promoting trade. In particular, the regulations reduced administrative complexity by consolidating several existing laws or regulations into a single set of regulations.

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

Following the adoption of the regulations, several topics covered by the Mexican Navigation Law are addressed in a single document, including merchant marine education, maritime insurance, vessel inspection, maritime public registry, flag and registration of vessels and naval crafts, and marine prevention.

Grupo TMM, S.A.B. and Subsidiaries

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

◾
allowing the Energy Regulatory Comission (Comisión Reguladora de Energia or CRE) to grant permits for the storage, transport and distribution of oil and gas through pipelines as well as for the generation and commercialization of electricity;

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

Grupo TMM, S.A.B. and Subsidiaries

On March 26, 2021, President Andrés Manuel López Obrador proposed legislation to amend certain provisions of the Hydrocarbons Law (the “Amendment”) to, among other things, prevent speculation in the oil market and curtail the illegal trafficking of gasoline. Following a spirited legislative debate, the Amendment was passed by the Mexican government and became effective on May 5, 2021 following its publication in the Federal Official Gazette.

This Amendment introduces key modifications to the regulatory structure for the granting of permits for midstream and downstream activities under the Hydrocarbons Law, establishing heightened requirements on companies applying for permits to refine oil, process natural gas, or engage in various other activities including transportation, storage, distribution, compression, liquefaction, decompression, regasification, commercialization, and retail of hydrocarbons, fuels and petrochemicals. In particular, the Amendment:

◾	requires that companies applying for a permit to conduct midstream or downstream activities first demonstrate that they meet certain minimum storage requirements established by SENER;

◾
modifies the procedure for the approval of applications to assign a permit, moving from the current “deemed approval” system under which an assignment application is deemed approved if the authorities fail to respond within the relevant time period, to one in which the failure of the authorities to respond within such period will result in denial of the application;

◾
establishes new grounds for the revocation of permits, including where CRE or SENER determine that the permit holder (i) has committed the crime of hydrocarbons, fuels and petrochemicals smuggling or (ii) is otherwise in breach of the permit conditions or the provisions of the Hydrocarbons Law;

◾
expands the discretionary authority of CRE and SENER, allowing them to suspend permits on a temporary basis or revoke them permanently, including for reasons of national security, energy security or to protect the national economy, and giving them the power to assume control of the permit holder’s administration and operations (or transfer such control to PEMEX) to ensure the continuous operation of the permit holder’s activities;

◾
allows CRE or SENER to determine the length of any permit suspension, hire a new operator, use (or authorize PEMEX to use) the personnel of the permit holder to continue the permit holder’s operations,  or use a combination of the foregoing;

◾	allows CRE or SENER to revoke permits for storage activities in cases where the holder has failed to meet and comply with the authorized storage capacity; and

◾
provides that where a permit holder has failed to exercise their rights or perform their duties within the time period specified in the permit, or within 365 days if no period is specified, CRE or SENER may declare the permit to have expired and be of no further legal validity.

The Amendment may have a significant impact on the future development of Mexico’s hydrocarbons industry, particularly, the midstream, downstream, and retail sectors, as it grants authorities the discretionary power to revoke permits, considerably expands administrative power to issue temporary or permanent suspensions for reasons of national security, energy security, or to protect the national economy, and allows authorities to assume control of a permit holder’s operations or assign control of those operations to a third party. Although the permit holder may request the end of the permit suspension once the stated reasons for the suspension no longer eixst, the authority has no obligation to compensate the permit holders for their losses during the period of suspension.

Grupo TMM, S.A.B. and Subsidiaries

We continue to analyze the scope and implications of the Mexican Energy Reforms and the recent Amendment on our business. We cannot predict the full impact that these changes will have on our business, financial condition and results of operations once they are fully implemented. Despite the uncertainties introduced by the recent Amendment, we believe that the reforms have the potential to significantly increase Mexican oil and gas production in the coming years. Although there is no guarantee that such an effect will materialize, we believe that an increase in Mexican oil and gas production would likely have a positive impact on our business, financial condition and results of operations.

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

Organizational Structure

We hold a majority of the voting stock in each of our subsidiaries. The most significant subsidiaries, as of March 31, 2021, include:

Name	Country of Incorporation	Ownership Interest	Voting Interest
Administración Portuaria Integral de Acapulco S.A. de C.V. (Ports)*	Mexico	51%	51%
Autotransportación y Distribución Logística, S.A. de C.V. (Logistics)	Mexico	100%	100%
TMM Logistics, S.A. de C.V. (Logistics)	Mexico	100%	100%
Transportación Marítima Mexicana, S.A. de C.V. (Product and parcel tankers, offshore vessels, harbor tugboat operations, and shipping agencies)	Mexico	100%	100%
Prestadora de Servicios MTR, S.A. de C.V. (Ports)	Mexico	100%	100%
Bimonte, S.A. de C.V. (Ports)	Mexico	100%	100%
Services and Solutions Optimus, S. de R.L. de C.V. (Ports)	Mexico	100%	100%
Administradora Marítima TMM, S.A.P.I. de C.V. (Ports)	Mexico	100%	100%
TMM Parcel Tankers, S. A. de C. V. (Tanker vessels)	Mexico	100%	100%
Almacenadora de Deposito Moderno, S. A. de C. V. (Warehousing)	Mexico	100%	100%
Inmobiliaria Dos Naciones, S. R. L. de C. V. (Shipyard)	Mexico	100%	100%

(*)	Less than wholly owned by the Company.

Property, Vessels and Equipment

Our principal executive offices are located in Mexico City, and are currently under lease from October 2020 through September 2029. Our business activities in the logistics and transportation fields are conducted with both owned and leased equipment, and, in certain instances, through concessions granted to us by the Mexican government. We were granted the right to operate certain facilities, including certain warehouses, cruise ship terminals and ports, as part of franchises awarded through the Mexican government’s privatization activity. We operate facilities, either through leases or with direct ownership interests, in Acapulco, Aguascalientes, Altamira, Cancun, Ciudad del Carmen, Ciudad Juarez, Ciudad de Mexico, Celaya, Coatzacoalcos, Dos Bocas, Ensenada, Guadalajara, Veracruz, Manzanillo, Monterrey, Nuevo Laredo, Puebla, Reynosa, Tapachula, Tampico, Toluca and Tuxpan. See Item 4. “Information on the Company — Business Overview,” and Notes 9, 10 and 11 to the accompanying Audited Consolidated Financial Statements contained elsewhere herein.

Concession Rights and Related Assets are summarized below:
	Years Ended December 31,
	2020	2019	Estimated Amortization Life (Years)
	(in thousands of Pesos)
API Acapulco	$94,607	$94,607	8
Tugboats in the port of Manzanillo	-	-	*
	94,607	94,607
Accumulated amortization	(92,715)	(88,931)
Concession rights and related assets – net	$1,892	$5,676

(*)	Fully amortized.

Grupo TMM, S.A.B. and Subsidiaries

Property, Vessels and Equipment are summarized below:

	Years Ended December 31,
	2020	2019	Estimated Total Useful Lives (Years)
	(in thousands of Pesos)
Vessels	$182,055	$214,938	25
Shipyard	190	232	40
Drydocks (major vessel repairs)	6,858	15,180	2.5
Buildings and installations	286,232	299,660	20 and 25
Warehousing equipment	450	205	10
Computer equipment	397	456	3 and 4
Terminal equipment	24,309	26,035	10
Ground transportation equipment	3,730	5,027	4, 5 and 10
Other equipment	9,500	10,892
	$513,721	$572,625
Land	1,934,345	1,597,923
Construction in progress	83,930	114,872
Total Property, Vessels and Equipment—net	$2,531,996	$2,285,420

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

Since January 1, 2014, the Company has applied the revaluation model for its assets in accordance with IAS 16 “Property, Plant and Equipment”. The revalued amounts for the majority of its assets are determined at market values calculated by professional appraisers, with the values of certain vessels determined using other valuation techniques. As a result, in December 2020, the Company recognized a gain on revaluation of assets of $314.4 million, while in December 2019, the Company recognized gain on revaluation of assets of $379.4 million. See Notes 4.8 and 25 of the Audited Consolidated Financial Statements contained elsewhere herein.

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

Grupo TMM, S.A.B. and Subsidiaries

In June 2019, we entered into a financing agreement with PNC Bank, N.A., guaranteed by EXIM Bank, to acquire an RTG crane to replace the the crane used in our automotive sector operations at Aguascalientes. Pursuant to the agreement, the Company received loan proceeds in the amount of US$860,000 (approximately 85% of the purchase price of the crane), at a fixed rate of 4.40% per annum, with semiannual payments of principal and interest, and maturing in July 2024.

In December 2019, our subsidiary TMM sold its concession to provide tugboat services in the port of Manzanillo to an unrelated third party together with 100% of the shares in its tugboat business subsidiary, Snekke S.A. de C.V., and the harbor tugboat “TMM Colima”.

As of December 31, 2020, one RTG crane has been pledged to secure our obligations under the financing agreement with PNC Bank, N.A. In addition, four properties have been pledged to secure our obligations under our lines of credit with Banco Autofin, Banco del Bajio and another financial institution.

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

◾
Changes in management. We have recently made various changes to our senior management team.  Effective September 1, 2020, Vanessa Serrano Cuevas assumed the role of Chief Executive Officer and Flor de María Cañaveral Pedrero assumed the role of Deputy Chief Executive Officer.  Most recently, effective January 4, 2021, Luis Rodolfo Capitanachi Dagdug assumed the role of Chief Financial Officer.

◾
Updating our digital technology platforms: We continue to improve our technology and information systems capabilities through our Digital Transformation Project. Supported by integrated cloud-based platforms, we have developed specific systems for each business unit, and have improved our telecommunications connectivity and internet speed across all locations to ensure business continuity on and off site. The efforts of our internal information technology employees have been fundamental to this transformation, working in close collaboration with our business partners to keep our operations running. As a result of these efforts, today our companies are aligned in a digital information platform that will enable them to operate efficiently, effectively, flexibly and with an eye toward future changes impacting our businesses and our customers. See Item 4. “Information on the Company — Systems and Technology.”

Grupo TMM, S.A.B. and Subsidiaries

◾
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

◾
Acquisiton of an RTG Crane. In June 2019, we entered into a financial agreement with PNC Bank, N.A. , guaranteed by EXIM Bank, to acquire an RTG crane to replace the the crane used in our operation for the automotive industry at Aguascalientes. See Item 4. “Information on the Company — Recent Developments – RTG Crane Acquisition.”

◾
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

◾
Developing our shipyard operations in the port of Tampico: We continue to develop our shipyard operations in the port of Tampico, where we provide ship repair and drydock services to more than 33 vessels per year, of which approximately 29% have been vessels we operate, which has reduced our vessel maintenance and repair costs. In the long term, we expect to have the capacity to be able to build vessels at the shipyard, enabling us to compete to satisfy the expected demands of PEMEX and future customers for new offshore vessels. In addition, we recently entered into a construction agreement with Westport Orange Shipyard to build a new 6,600 short-tons floating dry-dock to increase the capacity of shipyard operations.  The project is supported by a 7-year financing agreement with Amegy Bank (Zions Bancorporation N.A.), guaranteed by EXIM Bank, for up to 85% of the purchase price of the floating dry-dock. See Item 4. “Information on the Company — Business Strategy – Expansion and Improvement of our Maritime Operations.”

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

◾
Developing a general cargo terminal at the port of Tuxpan: Through our wholly owned subsidiaries, Bimonte S.A. de C.V. and  Prestadora de Servicios MTR, S.A. de C.V., we are developing a general cargo terminal at the port of Tuxpan. See Item 4. “Information on the Company — Business Strategy – Expansion of our Ports and Terminals Operations.”

◾
Partnership diversification: Through our wholly owned subsidiary, Servicios Tecnológicos ST, S.A. de C.V. we entered into an association with Irkon, S.A. de C.V. to develop a project for the commercialization of hydrocarbons. We also entered into a partnership with EGI Oil & Gas, S.A. de C.V. through our wholly owned subsidiary, Trinidad Energy, S.A. de C.V., to provide state-of-the-art pipelines for the construction and maintenance of the hydrocarbons sector.

Grupo TMM, S.A.B. and Subsidiaries

◾
Reducing our corporate overhead: Over the last few years, we have significantly reduced our operating costs by reducing our corporate executive headcount through the elimination of redundant functions and the transfer of certain employees to other business areas within the Company. We also relocated our corporate headquareters to a new location in Mexico City, reducing our lease expenses and other corporate overhead costs.  For 2021, we aim to optimize the size of our corporate staff as necessary to implement our business strategy.

◾
Sale of certain subsidiaries: We have sold certain non-strategic subsidiaries in an effort to streamline our operations and reduce operating costs. During 2016 we did not sell any subsidiaries. During 2017, we sold various non-strategic subsidiaries, including Dibacar Servicios, S.A.P.I. de C.V., Darcot Services, S.A. de C.V., Logística Asociada a su Negocio, S.A. de C.V., STK Logistics, S.A. de C.V., Logística en Administración y Construcciones EDAC, S.A. de C.V. to unrelated third parties for a total loss on sale of $273.0 million. During 2018, we sold 100% of the shares of the subsidiaries Impact Engine, S.A. de C.V., Talocaan Services, S.A. de C.V., and Ditermax Corporate, S.A. de C.V. to an unrelated third party. During 2019, we sold 100% of the shares of the subsidiaries Bamorau Servicios S.A.P.I. de C.V. and Snekke S.A. de C.V. related to the tugboats business to unrelated parties for a total gain on sale of $279.7 million. Finally, in 2020, we sold 100% of the shares of our subsidiaries Siremirta Corporate, S.A. de C.V., Ricalme Services, S.A. de C.V., Dogoubert, S.A.P.I. de C.V. and Judsony, S.A.P.I. de C.V. to an unrelated third party for a total gain on sale of $451,000.

Operating Results

The following discussion should be read in conjunction with, and is qualified in its entirety by reference to our Financial Statements and the notes thereto appearing elsewhere in this Annual Report. Our Financial Statements have been prepared in accordance with IFRS, which differ in certain respects from U.S. GAAP.

General

Set forth below is a summary of the results of operations:
	Year Ended December 31,
	2020	2019	2018
	(in millions of Pesos)
Consolidated Transportation Revenues
Maritime Operations	$751.2	$868.5	$909.5
Ports and Terminals Operations	69.3	169.8	166.0
Logistics Operations	243.8	265.5	286.6
Warehousing Operations	139.0	171.9	161.0
Total	$1,203.3	$1,475.7	$1,523.1
Income (Loss) on Transportation
Maritime Operations	$74.5	$150.0	$122.5
Ports and Terminals Operations	(20.8)	31.8	49.3
Logistics Operations	3.6	13.6	35.5
Warehousing Operations	(16.5)	(2.4)	(5.7)
Shared corporate costs	(112.4)	(214.1)	(206.0)
Total	$(71.6)	$(21.1)	$(4.4)

Fiscal Year ended December 31, 2020 Compared to Fiscal Year ended December 31, 2019

Revenues from operations for the year ended December 31, 2020 were $1,203.3 million compared to $1,475.7 million for the year ended December 31, 2019.

Grupo TMM, S.A.B. and Subsidiaries

	Consolidated Transportation Revenues (in millions of Pesos) Years Ended December 31,
	2020	% of Net Revenues	2019	% of Net Revenues	Y2020 vs. Y2019 % Change
Maritime Operations	$751.2	62.4%	$868.5	58.9%	(13.5)%
Ports and Terminals Operations	69.3	5.8%	169.8	11.5%	(59.2)%
Logistics Operations	243.8	20.2%	265.5	18.0%	(8.2)%
Warehousing Operations	139.0	11.6%	171.9	11.6%	(19.1)%
Total	$1,203.3	100.0%	$1,475.7	100.0%	(18.5)%

Maritime Operations

Maritime Operations’ revenues decreased 13.5% to $751.2 million in 2020 compared to $868.5 million in 2019 and represented 62.4% of our total revenues. The reduction in revenue is attributable mainly to the sale of the Tugboats business, the decrease in the number of calls in our bulk carrier business, and deferred works in the shipyard business, partially offset by increased activity in the offshore vessels business and larger transport volumes in our parcel tankers business.

Ports and Terminals Operations

Ports and Terminals Operations’ revenues decreased 59.2% to $69.3 million for the year ended December 31, 2020 compared to $169.8 million for the year ended December 31, 2019, and accounted for 5.8% of total revenues. This decrease is mainly due to the sharp drop in cruise ship calls beginning in mid-March 2020 because of the mobility restrictions and border closures caused by the COVID-19 pandemic, as well as the interruption of gravel handling in the port of Tuxpan, partially offset by a gradual increase in automobile exports at the port of Acapulco.

Logistics Operations

Logistics Operations’ revenues decreased 8.2% to $243.8 million in 2020 compared to $265.5 million in 2019 and accounted for 20.2% of total revenues. This decrease was mainly due to the decrease in export activity in all main ports of Mexico, which affected the operations in our maintenance and container repair business, partially offset by an increase in activity in our intermodal terminal and automotive business due to the gradual recovery in this sector.

Warehousing Operations

Warehousing Operations’ revenues decreased 19.1% to $139.0 million in 2020 compared to $171.9 million in 2019 and accounted for 11.6% of total revenues. This decrease is primarily due to the slowdown of the Mexican economy caused by the COVID-19 pandemic.

Income (Loss) on Transportation

Income (loss) on transportation reflects revenues on transportation less operating costs and expenses. References to operating income (loss) in this Annual Report refer to income (loss) on transportation, plus/minus the effect of other income (expenses) as presented in the Financial Statements included elsewhere in this Annual Report. Total costs and expenses for the year ended December 31, 2020 decreased 14.8% to $1,274.8 million from $1,496.8 million for the year ended December 31, 2019. This decrease was mainly due to a decrease of 34.5%, or $154.7 million, in contracted services, a decrease of 22.9%, or $ 41.8 million, in depreciation and amortization, and a decrease of 17.4%, or $36.1 million, in fuels and materials. Operating loss increased significantly to $328.8 million for the year ended December 31, 2020 compared to an operating profit of $ 212.8 million for the year ended December 31, 2019, primarily due to non-recurring expenses of $ 257.2 million, which largely consist of expenses related to the termination of the building lease for our former corporate headquarters, cancellation of accounts receivable and cancellation of projects.

Grupo TMM, S.A.B. and Subsidiaries

The following table sets forth information concerning the Company’s operating income (loss) on transportation by business segment for the years ended December 31, 2020 and 2019, respectively.

	Grupo TMM Operations Income (Loss) on Transportation (1)(2) (in millions of Pesos) Year Ended December 31,
	2020	2019	Y2020 vs. Y2019 % Change
Maritime Operations	$74.5	$150.0	(50.3)%
Ports and Terminals Operations	(20.8)	31.8	(165.4)%
Logistics Operations	3.6	13.6	(73.4)%
Warehousing Operations	(16.5)	(2.4)	587.5%
Shared Corporate Costs	(112.4)	(214.1)	47.5%
Total	$(71.6)	$(21.1)	239.6%

(1)
Income (Loss) on Transportation reflects revenues on transportation less operating costs and expenses. References to “Operating Income (Loss)” in this Annual Report refer to Income (Loss) on Transportation, plus/minus the effect of “Other Income (Expense) – Net” as presented in the accompanying Audited Consolidated Financial Statements.

(2)
To better reflect Grupo TMM’s corporate costs, human resources and information technology costs are allocated separately to each business unit in accordance with their use. Income on transportation includes the following allocated total administrative costs: In 2020: $0.5 million in Ports and Terminals Operations, $9.5 million in Maritime Operations and $96.3 million in shared corporate costs. Income on transportation includes the following allocated total administrative costs: In 2019: $11.6 million in Ports and Terminals Operations, $5.9 million in Maritime Operations and $173.1 million in shared corporate costs.

Maritime Operations

Maritime Operations’ operating income for the year ended December 31, 2020 decreased to $74.5 million compared to $150.0 million for the year ended December 31, 2019, after deducting $9.5 million of administrative costs in 2020 compared with $5.9 million of such costs in 2019. The decrease in income was mainly due to the sale of our tugboats business, as well as reduced performance at our offshore vessels and shipyard businesses, partially offset by improved margins in our parcel tanker and bulk carrier businesses.

Ports and Terminals Operations

Ports and Terminals Operations’ operating loss for the year ended December 31, 2020 decreased to $20.8 million compared to $31.8 million for the year ended December 31, 2019, after deducting $0.5 million of administrative costs in 2020 compared to $11.6 million of such costs in 2019. This decrease was mainly due to a reduction in operating activity at API Acapulco, passenger’s mobility restrictions caused by the COVID-19 pandemic as well as poor performance in our shipping agencies business due to the cancellation of cruise ship calls.

Logistics Operations

Logistics Operations operating income for the year ended December 31, 2020 decreased to $3.6 million, compared to $13.6 million for the year ended December 31, 2019. This decrease was mainly due to the drop in export activity in all of Mexico’s main ports, which reduced activity in our maintenance and container repair business, partially offset by increased activity in our intermodal terminal and automotive business due to the gradual recovery in this sector.

Warehousing Operations

Warehousing Operations’ operating loss in the year ended December 31, 2020 increased to $16.5 million, compared to $2.4 million for the year ended December 31, 2019. This increase is primarily due to the slowdown of the Mexican economy caused by the COVID-19 pandemic.

Grupo TMM, S.A.B. and Subsidiaries

Net Financing Cost
	(in millions of Pesos) Year Ended December 31,

	2020	2019	Y2020 vs. Y2019 % Change
Interest income	$7.1	$5.1	39.2%
Interest expense
Interest in leases	$33.6	$70.2	(52.1)%
Interest on other loans	38.6	69.8	(44.7)%
Amortization of expenses associated with other loans	1.5	1.6	(6.2)%
Other financial expenses	2.0	5.3	(62.3)%
Subtotal	$75.7	$146.9	(48.5)%
(Loss) gain on exchange, net	$(25.1)	$24.9	(200.8)%
Net financing cost	$93.7	$116.9	(19.8)%

Net financing cost recognized during the year ended December 31, 2020 was a $93.7 million debit compared to a $116.9 million debit incurred during the year ended December 31, 2019. The net financing cost in 2020 included net exchange loss of $25.1 million and in 2019 included a net exchange gain of $24.9 million as a result of fluctuations in the relative value of the Peso against the Dollar. Interest expense decreased $67.8 million in 2020 mainly due to repayment of the balance of the debt associated with the vessel “Subsea 88”.

Other (Expenses) income – Net
	(in millions of Pesos) Year Ended December 31,

	2019	2019	Y2020 vs. Y2019 % Change
Other (expenses) income – net	$(257.2)	$233.9	(210.0)%

Other (expenses) income – net for the year ended December 31, 2020 was $(257.2) million, including $113.5 million of expenses related to the cancellation of the building lease of our former corporate headquarters, $98.9 million of expenses associated with the write-off of accounts receivable, $31.8 million of project cancellation expenses, and $11.1 million of net expenses associated with the recovery of taxes paid in prior years. Other income – net for the year ended December 31, 2019 was $233.9 million, including a gain of $279.7 million on the sale of subsidiaries, which was partially offset by a loss of $18.9 million attributable to project cancellation expenses and $16.6 million of net expenses associated with the recovery of taxes paid in prior years.

Income Tax Expense

	(in millions of Pesos) Year Ended December 31,
	2020	2019	Y2020 vs. Y2019 % Change
Income tax gain (expense)	$19.3	$(64.6)	129.9

In the year ended December 31, 2020, income tax expenses of $10.9 million were partially offset by deferred income tax benefit of $30.2 million, resulting in a gain from income tax of $19.3 million compared to a provision for income tax expense of $64.6 million in the year ended December 31, 2019. During the 2019 financial year, we reached a partial payment agreement with the Tax Administration Service regarding a tax credit that had been determined for the 2010 financial year. The agreement requires us to pay $2.6 million over a 36-month period beginning November 2019.

Grupo TMM, S.A.B. and Subsidiaries

Non-controlling Interest

	(in millions of Pesos) Year Ended December 31,
	2020	2019	Y2020 vs. Y2019 % Change
Non-controlling interest	$(5.0)	$(0.8)	(725.0)%

Non-controlling interest decreased to a loss of $5.0 million for the year ended December 31, 2020, from an income of $0.8 million for the year ended December 31, 2019. The decrease is largely attributable to a decrease in income at API Acapulco, the company that runs our Acapulco operations, in which SSA has a non-controlling interest.

Net (Loss) Income for the year attributable to stockholders of Grupo TMM

	(in millions of Pesos) Year Ended December 31,
	2020	2019	Y2020 vs. Y2019 % Change

Net (Loss) Income for the year attributable to stockholders of Grupo TMM	$(398.2)	$32.1	Null

In the year ended December 31, 2020, we recognized net Loss of $398.2 million, or $3.9 per Share. In the year ended December 31, 2019, we recognized net income of $32.1 million, or $0.3 per Share.

Fiscal Year ended December 31, 2019 Compared to Fiscal Year ended December 31, 2018

For a comparison of our operating results for the fiscal year ended December 31, 2019 to our operating results for the fiscal year ended December 31, 2018, see Item 5. “Operating and Financial Review and Prospects—Fiscal Year ended December 31, 2019 Compared to Fiscal Year ended December 31, 2018” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2019.

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

Grupo TMM, S.A.B. and Subsidiaries

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

Translation of Foreign Currency. For the years ended December 31, 2020, 2019, 2018, 2017 and 2016, the Company’s functional and reporting currency is the Mexican peso. Foreign currency transactions entered into by a Company subsidiary are translated into the functional currency of the subsidiary, using the spot exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the measurement of monetary items denominated in foreign currency at year-end exchange rates are recognized in profit or loss.

Non-monetary items are not retranslated at year-end and are measured at historical cost (translated using the exchange rates at the transaction date), except for non-monetary items measured at fair value which are translated using the exchange rates at the date when fair value was determined.

Valuation of Land, Buildings, and Vessels. The value of land and buildings used in the Company’s operations are determined by external professional appraisers every three years, and in some cases earlier if market factors indicate a significant change in the fair value of the property. The latest revaluation of the Company’s land and buildings took place in December 2019. The value of the Company’s vessels are generally determined using market values calculated by external professional appraisers, although certain vessels may be valued using other valuation techniques. Restatements of vessel values are conducted when the market values are found to differ significantly from their carrying value. The latest revaluation of the Company’s vessels took place as of December 31, 2020.

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

Recent Accounting Pronouncements

New and revised standards that are effective for annual periods beginning on or after January 1, 2020

Certain new and revised accounting standards that have become effective for annual periods beginning on or after January 1, 2020 are not expected to have a significant impact on our financial results or position.

Other standards and amendments that are effective for the first time in 2020 and which could potentially apply to us are:

◾	Definition of a Business (Amendments to IFRS 3)

◾	Definition of Material (Amendments to IAS 1 and IAS 8)

◾	Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7)

◾	Amendments to Refences to the Conceptual Framework (Various Standards)

◾	COVID-19 Rent Related Concessions (Amendments to IFRS 16)

Management does not consider these standards and amendments to have a material impact on the Company’s financial statements.

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

Other new standards and amendments that are not yet effective and have not been adopted early by the Company include:

◾	References to the Conceptual Framework

◾	Annual Improvements to IFRS Standards 2018-2020 Cycle (Amendments to IFRS 1, IFRS 9, IFRS 16, IAS 41)

◾	Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

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

In addition, the Company notes that its financial statements present its debt obligations and liabilities associated with our long-term operating leases on a consolidated basis; however 55.9% of the Company’s debt as of December 2020 was held directly by its subsidiaries, each of which services its own debt out of its operating income. Management believes that these factors will enable the Company to remain current in its debt repayments notwithstanding the Mexican Law restriction on the distribution of profits by subsidiaries described below.

As of December 31, 2020, the debt obligations and liabilities associated with our long-term operating leases at each of the Company’s subsidiaries were as follows:

(in millions of Pesos)
Grupo TMM, S.A.B.	$192.0
TMM Logistics, S.A. de C.V.	107.5
Inmobiliaria Dos Naciones, S. de R. L. de C.V.	28.7
Almacenadora de Deposito Moderno, S.A. de C.V.	210.0
Total	$538.2

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

Grupo TMM, S.A.B. and Subsidiaries

As of March 31, 2021, our total debt amounted to $549.8 million, which includes $131.2 million of bank debt owed to several different banks and financial institutions, $76.0 million owed to non-institutional lenders and $342.6 million of liabilities associated with our long-term operating leases, primarily the lease of our corporate headquarters; of this debt, $192.2 million is short-term debt, and $357.6 million is long-term debt. Under IFRS, transaction costs in connection with financings are required to be presented as a part of debt. Further, following the January 1, 2019 adoption of IFRS 16, liabilities associated with operating leases are presented as a part of debt unless the lease term is for 12 months or less or the underlying asset is of low value.

As of December 31, 2020, our total debt amounted to $538.2 million, which includes $108.5 million of bank debt owed to several different banks and financial institutions, $74.2 million owed to non-institutional lenders and $355.5 million of liabilities associated with our long-term operating leases, primarily the lease of our corporate headquarters; of this debt, $187.3 million is short-term debt, and $350.9 million is long-term debt.

As of December 31, 2020 and March 31, 2021, we were in compliance with all of the restrictive covenants contained in our financing agreements.

Our total shareholders’ equity in 2020, including non-controlling interest in consolidated subsidiaries, was $2,247.6 million, resulting in a debt-to-equity ratio of 0.24.

On January 11, 2008, in order to refinance the acquisition of ADEMSA, we closed a financing agreement in the amount of US$8.5 million (approximately $160.4 million) with a term of seven years, at a fixed rate of 8.01% with semi-annual payments of principal starting on January 2010 and semi-annual interests payments. We refinanced the payment schedule to extend the maturity of this line of credit to December 2019, which was fully paid at maturity.

In November 2013, we obtained (through our subsidiary Transportación Marítima Mexicana, S.A. de C.V.) a line of credit in US dollars of up to US$10.8 million (approximately $203.8 million) to finance the acquisition of the vessel “Subsea 88” through a capital lease at a fixed rate with monthly principal and interest payments. In November 2018, the vessel “Subsea 88” suffered an onboard fire, rendering it inoperable.  We reported the incident to our insurance companies, Mexican authorities and the financial institution that provided the capital lease in respect of the vessel. In June 2019, we received the insurance proceeds for the loss of the vessel, wrote off the value of the asset and terminated the associated capital lease. See “—Capital Leases” below.

As of March 31, 2021, we had net working capital (current assets less current liabilities) of $(201.3) million. We had net working capital of $(220.7) million, $476.6 million and $404.9 million, as of December 31, 2020, December 31, 2019, and December 31, 2018, respectively. The increase in net working capital from December 31, 2020 to March 31, 2021 was primarily attributable to an increase in trade receivables associated with our shipyard business. The decrease in net working capital from December 31, 2019 to December 31, 2020 was mainly attributable to a significant downturn in our maritime and logistics transportation businesses, as well as the ongoing adverse effects of the COVID-19 pandemic. The increase in net working capital from December 31, 2018 to December 31, 2019 was primarily due to an increase in our cash and cash equivalents from the sale of our Manzanillo harbor tug service concession and related tugboat business assets. Although we continue to look for ways to improve our debt profile in order to reduce our financing costs and improve the flows available for investment, some of these negotiations include the capitalization of some of the liabilities, we believe our financial resources, including the cash expected to be generated by our subsidiaries, is sufficient to meet our present liquidity and working capital needs.  See “—Executive Overview – COVID 19 crisis actions” above.

Information on Cash Flows

Summary cash flow data for the years ended December 31, 2020, 2019, and 2018 is as follows:

	Years Ended December 31,
	2020	2019	2018
	(in million of Pesos)
Operating activities	$(212.6)	$(40.0)	$54.9
Investing activities	13.3	573.9	116.6
Financing activities	(205.4)	(329.9)	(314.2)
Currency exchange effect on cash	33.3	(6.1)	(0.6)
Net (decrease) increase in cash and cash equivalents	(371.4)	197.9	(143.3)
Cash and cash equivalents at beginning of year	476.7	278.8	422.1
Cash and cash equivalents at end of year	$105.3	$476.7	$278.8

Grupo TMM, S.A.B. and Subsidiaries

For the year ended December 31, 2020, our consolidated cash position decreased by approximately $371.4 million from the year ended December 31, 2019. This decrease is mainly attributable to the significant downturn in the maritime and logistics transportation and energy industries due to the drop in oil prices since 2019, as well as the ongoing adverse effects of the COVID-19 pandemic.

For the year ended December 31, 2019, our consolidated cash position increased by approximately $197.9 million from the year ended December 31, 2018. This increase was mainly attributable to the sale of our Manzanillo harbor tug service concession and related tugboat business assets.

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

Our Cash Flows from Operating Activities

Net cash flows used in operating activities amounted to $212.6 million in the year ended December 31, 2020 compared to $40.0 million provided in the year ended December 31, 2019. The decrease is primarily due to the reduction in operating activity in API Acapulco, passenger’s mobility restrictions caused by the COVID-19 pandemic, and the drop in export activity, as well as the reduced operating results in our shipping agencies business due to the cancellation of cruise ship calls.

Net cash flows used in operating activities amounted to $40.0 million in the year ended December 31, 2019 compared to $55.0 million provided in the year ended December 31, 2018. This decrease was mainly attributable to reduced operating results from the maintenance and repair of containers business in the port of Veracruz attributable to lower container export volumes, as well as a decrease in automobile export volumes from the port of Acapulco.

The following table summarizes cash flows from operating activities for the periods indicated:

	Years Ended December 31,
	2020	2019	2018
	(in million of Pesos)
Income before provision for income taxes	$(422.5)	$95.9	$28.3
Gain from the loss of control of TMMDM	-	-	-
Depreciation and amortization and other amortization	161.2	184.6	85.5
(Loss) gain on sale of fixed assets—net	(0.2)	(23.4)	1.9
Sale of subsidiaries	(0.5)	(279.7)	(111.5)
Provision for interests on debt	72.1	133.8	80.6
Investment interests	(7.1)	(5.1)	(9.1)
Gain from exchange differences	43.9	(26.4)	(8.3)
Total changes in operating assets and liabilities	(59.5)	(119.7)	(12.5)
Net cash provided by (used in) operating activities	$(212.6)	$(40.0)	$54.9

Our Cash Flows from Investing Activities

Net cash provided by investing activities for the year ended December 31, 2020 was $13.3 million, which included $34.6 million generated from the sale of property, operating equipment and subsidiaries, which was partially offset by the use of $28.4 million for investments in projects and operating equipment. Net cash provided by investing activities for the year ended December 31, 2019 was $573.9 million, which included $617.1 million generated from the sale of property, operating equipment and subsidiaries, which was partially offset by the use of $48.3 million for investments in projects and operating equipment. Net cash provided by investing activities for the year ended December 31, 2018 was $116.6 million, which included $219.9 million generated from the sale of property, operating equipment and subsidiaries, which was partially offset by the use of $86.3 million for investments in projects and operating equipment.

Grupo TMM, S.A.B. and Subsidiaries

See “— Capital Expenditures and Divestitures” below for further details of capital expenditures and divestitures relating to the years ended December 31, 2020, 2019, and 2018, respectively.

Our Cash Flows from Financing Activities

For the year ended December 31, 2020, cash used in financing activities amounted to $205.4 million, which resulted primarily from the payment of debt under existing loan facilities and operating leases.

For the year ended December 31, 2019, cash used in financing activities amounted to $329.9 million, which resulted primarily from the payment of debt under existing loan facilities and operating leases.

For the year ended December 31, 2018, cash used in financing activities amounted to $314.2 million, which resulted primarily from the payment of debt under existing loan facilities and a decrease in non-controlling interest.

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

Maritime Operations. We seek to capitalize on our steady and proven vessels management and operation expertise to increase our customer base and expand our services to deepwater operations and other maritime transportation segments such as tankers and bulk cargo vessels, taking advantage of the opportunities presented by new participants in the Mexican market.  We are also seeking to capitalize on these opportunities by developing an offshore maritime terminal for handling all kinds of cargo related to the activities of the offshore oil and gas industry as well as expanding and diversifying our shipyard services. To this end, we recently entered into a construction agreement with Westport Orange Shipyard to build a new 6,600 short-tons floating dry-dock to increase the capacity of our shipyard operations.  The project is supported by a 7-year financing agreement entered into with Amegy Bank (Zions Bancorporation N.A.), guaranteed by EXIM Bank, to finance up to 85% of the purchase price of the floating dry-dock.

Ports and Terminals Operations. We intend to continue to take advantage of our unique experience, our strategically located assets and the existing investment opportunities in the midstream oil and gas sector, to develop liquids oil terminals that will help reduce the current gap in infrastructure and anticipate growing demand for gasoline and diesel imports, which currently account for more than 70% of Mexico’s domestic consumption. In this regard, we intend to keep moving forward with the development of storage and transportation infrastructure to serve the growing demand for refined products from Tuxpan to the central region of Mexico as well as to develop a general cargo terminal fitted with modern equipment and suitable warehouses for high quality, fast and safe handling and storage of goods such as lubes, fertilizers and grains as well as fuels transloading. The port of Tuxpan is the main port of entry for hydrocarbon imports and the closest port to Mexico City and the central area of Mexico. As for our cruise ship terminal operations at Acapulco, we plan to continue collaborating with the respective authorities in order to increase cruise ship activity.

Logistics Operations. As part of our commitment to ensure first-class maintenance and repair and increase our volume of operations, we plan to revamp our facilities, open new repair shop locations, diversify and widen our services through alliances and improve our processes. We are also looking to develop the automotive, steel and food logistics market in all areas with emphasis on “just-in-time” inventory planning, subassembly and management of cars and container yards through a partnership with an international technology operator.

Warehousing Operations. We are working to improve our bonded warehousing services as well as import duties service. Additionally, we are focusing our growth through providing an integrated logistics service to our customers, encompassing bonded warehousing services, inventory management, value-added services, and delivery to the end consumer.

Grupo TMM, S.A.B. and Subsidiaries

Diversification of current operations: We are working through strategic alliances to develop new lines of business that will focus in the first stage on the commercialization of diesel fuel and participation in the pipeline infrastructure business, activities that will allow us to provide our customers with services across the full logistics chain in the energy sector.

Corporate Expenses. As part of our continuous improvement plan, we aim to optimize the size of our corporate staff consistent with the implementation of the plans described above.

Capital Expenditures and Divestitures

The following tables set forth our principal capital expenditures and divestitures during the last three years:

Our Principal Capital Expenditures for the Last Three Years
(in millions of Pesos)

	Years Ended December 31,
	2020 (a)	2019 (a)	2018 (b)
Capital Expenditures by Segment:
Ports and Terminals Operations	$5.1	$24.1	$13.2
Maritime Operations	7.6	12.0	42.7
Logistics Operations	0.1	0.6	0.6
Warehousing Operations	4.1	0.5	0.6
Corporate	11.5	11.1	29.2
Total	$28.4	$48.3	$86.3

(a)
In 2020, capital expenditures included: (i) Ports and Terminals Operations: $5.1 million in acquisition and equipment improvements and construction in process for the expansion and maintenance of port and terminal facilities; (ii) Maritime Operations: $7.6 million in acquisition and equipment improvements; and (iii) Corporate: $11.5 million in fixed assets and other strategic corporate projects.

(b)
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

(c)
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

Principal Capital Divestitures for the Last Three Years
 (in millions of Pesos)

	Years Ended December 31,
	2020 (a)	2019 (a)	2018 (b)
Capital Divestitures:
Sale of shares of subsidiaries	$34.0	$600.9	$50.3
Other assets	0.6	16.2	169.6
Total	$34.6	$617.1	$219.9

(a)	In 2020, capital divestitures included $0.6 million from the sale of other assets.

(b)	In 2019, capital divestitures included $16.2 million from the sale of a vessel (“Buque SMR Manzanillo”).

(c)	In 2018, capital divestitures included $169.6 million from the sale of a vessel (“Buque Maya”).

Grupo TMM, S.A.B. and Subsidiaries

Capital Leases

As of December 31, 2020, the Company had no capital lease obligation.

In November 2013, we entered into an agreement (through our subsidiary Transportación Marítima Mexicana, S.A. de C.V.) with “FTAI Subsea 88 Ltd”, a subsidiary of Fortress, to obtain a line of credit for 10 years in US dollars of up to US$10.8 million to finance the acquisition of the vessel “Subsea 88” through a capital lease, at a fixed rate of 15.9% per annum, with monthly principal and interest payments. In November 2018, the vessel “Subsea 88” suffered an onboard fire, rendering it inoperable.  We reported the incident to our insurance companies, Mexican authorities and the financial institution that provided the capital lease in respect of the vessel. In June 2019, we received the insurance proceeds for the loss of the vessel, wrote off the value of the asset and terminated the associated capital lease.

Transportation Equipment and Other Operating Leases

We lease transportation and container-handling equipment, our corporate office building and other assets under agreements which are classified as operating leases. The terms of these lease agreements vary from 1 to 9 years and contain standard provisions for these types of operating agreements. Under IFRS, transaction costs in connection with financings are required to be presented as a part of debt. Further, following the January 1, 2019 adoption of IFRS 16, liabilities associated with operating leases are presented as a part of debt unless the lease term is for 12 months or less or the underlying asset is of low value.

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

On May 17, 2018, the Company prepaid the outstanding line of credit with DVB Bank America, N.V. which had been incurred to finance the purchase of the M/T Maya.  In addition, in September 2018, the Company obtained a new line of credit from ACT Maritime LLC, a subsidiary of Alterna Capital Partners, LLC, in the amount of US$5.25 million, at a variable rate of LIBOR 90 days plus 750 points, with quarterly payments of principal and interest, and maturing in September 2023.  The proceeds of this new line of credit were used to pay off the remaining balance of the 10-year line of credit that the Company had obtained to purchase the M/T “Olmeca.” In December 2020, we repaid the outstanding balance of the ACT Maritime LLC line of credit in an amount of US$3.5 million (approximately $69.8 million) with proceeds from our sale of the “Olmeca” to Athene Shipping Limited.

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

On August 2, 2016, we restructured the amortization schedule with Daimler for $40.9 million at a fixed annual rate of 12.0%. Principal is payable in 36 consecutive monthly payments plus accrued interest on the outstanding balance, and maturing in November 2019.

On November 26, 2018, we restructured the amortization schedule with Daimler for $28.0 million at a fixed annual rate of 12.9%. Principal is payable in monthly payments plus accrued interest on the outstanding balance, and maturing in October 2021.

To strengthen our financial position in the face of the economic downturn precipitated by the COVID-19 pandemic, we negotiated and obtained two grace periods of 3 months each in the payment of principal from April to September 2020, extending the term of the credit facility to January 2022.  We are currently negotiating with Daimler to further restructure the debt repayment schedule. As of December 31, 2020, the outstanding balance of this facility was $16.3 million with interest payable at a fixed annual rate of 12.9%.

Purchase of an RTG Crane

In June 2019, TMM Logistics entered into a financing agreement with PNC Bank, N.A., guaranteed by EXIM Bank, to acquire an RTG crane to replace the the crane used in our operation for the automotive industry at Aguascalientes. This financing agreement was for US$860 thousand (approximately 85% of the purchase price of the equipment) at a 4.40% fixed rate, with semiannual payments of principal and interest, and maturing in July 2024.

Other Debt

In January 2011, to improve the amortization schedule of the Receivables Securitization Facility and its cancelation, we decided to secure two lines of credit through our subsidiary Transportación Marítima Mexicana, S.A. de C.V. with two private investors, each of the credits for US$3.0 million. The loan accrues interest at a fixed rate of 11.25%, with semi-annual interest and principal payments, a two-year grace period for principal payments, and maturing January 2016. As of December 31, 2016 the outstanding balance of both credits was US$6.0 million. In 2017 and 2018, we paid US$1.5 million and in 2019 we paid a further US$1.5 million, fully repaying one of the two lines of credit.  During 2019, we extended the maturity date for the remaining US$3.0 million line of credit to July 2020 with monthly interest payments at a fixed rate of 11.25%, with semi-annual interest and principal payments. In July 2020, we extended the maturity date for the US$3.0 million line of credit to July 2021 with monthly interest payments at a fixed rate of 11.25%, and a ballon payment at maturity. We are currently in negotiations to change payment conditions and/or improve the amortization schedule.

Grupo TMM, S.A.B. and Subsidiaries

In November 2011, acting through a subsidiary, we decided to enter into two loan facilities with INPIASA, S.A. de C.V. to strengthen the agricultural activities of ADEMSA. The first for $15.7 million at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of principal and interest, and maturing in August 2021, and the second for $4.2 million at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of principal and interest, which matured in October 2016. The effective rate for the first loan as of December 31, 2020 was 8.99%, with an outstanding balance of approximately $1.4 million.

In September 2014, we decided to enter into three loan facilities to strengthen the agricultural activities of ADEMSA, through its subsidiary TMM Logistics, S.A. de C.V. with Banco Autofin México. The first for $45.8 million at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of principal and interest, and maturing September 2021, the second for $34.6 million at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of principal and interest, and maturing September 2021, and the third for $25.5 million at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of principal and interest, and maturing September 2021. To strengthen our financial position in the face of the downturn caused by the COVID-19 pandemic, we negotiated and obtained a grace period of 4 months in the payment of principal from the months of May to August 2020, extending the term of each credit line 4 months.The effective rate for these three loans as of December 31, 2020 was 8.98%, with a total outstanding balance of approximately $16.2 million.

In December 2014, we decided to enter into two lines of credit in Mexican Peso for working capital, through its subsidiary TMM Logistics, S.A. de C.V. with Banco Autofin México. The first for $21.6 million at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of interest and principal payment at maturity in March 2022, and the second for $8.4 million at a variable rate of the 28-day TIIE plus 350 basis points, with monthly payments of interest and principal payment at maturity in March 2022. To strengthen our financial position in the face of the downturn caused by the COVID-19 pandemic, we negotiated and obtained a grace period of 4 months in the payment of principal from the months of May to August 2020, extending the term of each credit line 4 months. As of December 31, 2020, the effective rate for these two loans was 8.98% and 7.98% respectively with an outstanding balance of $4.9 million and $1.8 million.

In November 2018, we decided to enter into another lines of credit in Mexican Peso for working capital, through its subsidiary TMM Logistics, S.A. de C.V. with Banco Autofin México, in the amount of $20.0 million at a variable rate of the 28-day TIIE plus 550 basis points, with monthly payments of interest and principal payment at maturity in November 2023. To strengthen our financial position in the face of the downturn caused by the COVID-19 pandemic, we negotiated and obtained a grace period of 4 months in the payment of principal from the months of May to August 2020, extending the term of the credit line 4 months. As of December 31, 2020, the effective rate was 9.98% with an outstanding balance of $13.0 million.

In light of the continuing negative effects of the COVID-19 pandemic, we negotiated with Banco Autofin México a new grace period of 6 months in the payment of principal for 4 of the 6 lines of credit for the months of January to June 2021, and extended the maturity of those lines correspondingly.

In April 2016, we entered into a $9.8 million line of credit with Banco HSBC, S.A. in order to strengthen the agricultural activities of ADEMSA, at a variable rate of the 28-day TIIE plus 300 basis points, with monthly payments of principal and interest and maturing in April 2021. To better withstand the negative effects of the COVID-19 pandemic, we negotiated and obtained a grace period of 3 months in the payment of principal from the months of May to July 2021, extending the term of each credit line 3 months. The effective interest rate on this loan as of December 31, 2020 was 7.49%, with a total outstanding balance of $951 thousand.

Grupo TMM, S.A.B. and Subsidiaries

In March and October 2019, we entered into a loan facility with Hewlett-Packard Operations Mexico, S. de R.L. de C.V. with two lines of credit to improve our technological systems. The first for US$607.8 thousand at a fixed rate of 6.84%, with monthly payments of principal and interest, and maturing in March 2025, and the second for US$201.6 thousand at a fixed rate of 6.13%, with monthly payments of principal and interest, and maturing in October 2024. To better withstand the negative effects of the COVI-19 pandemic, we negotiated and obtained a grace period of 3 months in the payment of principal for the months of May to July 2020, extending the term of each credit line by 3 months. In March and December 2020, we arranged another three lines of credit with Hewlett-Packard Operations Mexico, S. de R.L. de C.V. to continue the improvement of our technological systems, the first for US$86.6 thousand at a fixed rate of 5.96%, with monthly payments of principal and interest, and maturing in March 2025, the second for US$96.9 thousand at a fixed rate of 7.16%, with monthly payments of principal and interest, and maturing in April 2025, and the third for US$252.1 thousand at a fixed rate of 4.58%, with monthly payments of principal and interest, and maturing in August 2025. As of December 31, 2020, the total outstanding balance was US$946.0 thousand.

In September 2019, we entered into another $29.0 million line of credit with Banco del Bajio, S.A. in order to strengthen the agricultural activities of ADEMSA, at a variable rate of the 28-day TIIE plus 250 basis points, with monthly payments of interest, quarterly principal payments, which matured and was repaid in full in April 2020.

In July 2020, we entered into two unsecured lines of credit with private investors, each for $6.0 million at a fixed rate of 15.0% per annum, with principal and interest payments at maturity, originally scheduled to occur in October 2020. We are currently in negotiations to extend the repayment term, as well as the payment conditions of both lines of credit. The effective rate as of December 31, 2020 was 15.0%, with a total outstanding of $12.0 million. In January 2021, as part of the negotiations, we paid $1.0 million on each line of credit.

In July 2020, acting through our subsidiary Inmobiliaria Dos Naciones, we entered into a working capital line of credit with Portafolio de Negocios for $10.0 million at fixed rate of 25.0%, with monthly principal and interest payments and maturity in July 2023, which we can prepay in part or in full without penalty. As of December 31, 2020, the unpaid balance was $9.1 million.

In July 2020, acting through our subsidiary TMM Logistics, we entered into a working capital line of credit with Banco del Bajio for up to $30 million with a mortgage guarantee. The first drawdown was made in the same month of July for $12.0 million, variable rate of TIIE 28 days plus 600 points, monthly payments of principal and interest and maturity in July 2027. The effective rate as of December 31, 2020 was 10.4%, with an outstanding balance of $11.3 million. In February 2021, we drew the remaining $18.0 million with the same terms and conditions.

Foreign Currency Risk

Historically, a majority of our revenues have been denominated in U.S. dollars, while the majority of our costs and expenses have been denominated in Pesos. As such, we are exposed to foreign currency risk and may occasionally use currency derivatives to manage alternating levels of exposure. These derivatives allow us to offset an increase in operating and/or administrative expenses arising from foreign currency appreciation or depreciation against the U.S. dollar.

Our income from operations may therefore be materially affected by variances in the exchange rate between the U.S. dollar and the Mexican Peso.  Mexican Pesos historically have been subject to greater risk of devaluation and have tended to depreciate against the U.S. dollar.  Given that a large proportion of our revenues are denominated in U.S. dollars, we have sought to reduce our exposure to foreign currency risk by holding our debt primarily in U.S. dollars. Currently, approximately 39.1% of our indebtedness is denominated in U.S. dollars, including liabilities associated with long-term operating leases.

We believe that our strategy of holding a portion of our debt as U.S. dollar-denominated debt will allow us to effectively manage our foreign currency risk without the use of currency derivatives or other hedging instruments. However, we have in the past, and may from time to time in the future, enter into currency derivatives denominated in Mexican Pesos or other relevant currencies to attempt to manage our foreign currency risk. These derivatives should allow us to offset an increase in operating and/or administrative expenses arising from foreign currency appreciation or depreciation against the U.S. dollar. See Item 11. “Quantitative and Qualitative Disclosures About Market Risk — Foreign Currency Risk.”

Grupo TMM, S.A.B. and Subsidiaries

Trend Information

In recent years, a significant portion of the revenue generated by our maritime operations business has been achieved through contracts with TMMDM, Celanese Operations Mexico and Helmsley Management. In 2020, these customers represented 14%, 13% and 7%, respectively, of the revenue generated by our maritime operations business, while in 2019 they represented 17%, 7% and 11%, respectively.  The primary purchasers of our maritime operations services are multi-national oil, gas and chemical companies. The future success of our maritime operations business depends upon our ability to capitalize on growth in the Mexican oil and gas sector by increasing our level of services to these companies.

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

The ability to satisfy our obligations under our debt in the future will depend upon our future performance, including our ability to increase revenues significantly and control expenses. Future operating performance depends upon prevailing economic, financial, business and competitive conditions and other factors, many of which are beyond our control. As noted elsewhere in this Annual Report, the recent COVID-19 pandemic is anticipated to result in a significant global economic downturn, which may have an advese affect our business, financial condition and results of operations.  See Item 3. “Risk Factors – Risks Relating to our Business -- Our business has been and may continue to be adversely affected by the outbreak of COVID-19, and may be adversely affected by future pandemics, epidemics or other outbreaks of infectious diseases and governmental responses thereto” and Item 4. “Information on the Company — Recent Developments – COVID-19 Pandemic.” Our ability to refinance our debt and take other actions will depend on, among other things, our financial condition at the time, the restrictions in the instruments governing our debt and other factors, including market conditions, the macroeconomic environment and such variables as the Peso/dollar exchange rate, benchmark money market rates in Pesos and Dollars and the success of reforms and amendments to the Hydrocarbons Law, which are beyond our control.

We have funded capital expenditures with funds from operating cash flows and expect to seek additional financing primarly through secured credit arrangements and asset-backed financings for additional capital expenditures.

Off-Balance Sheet Arrangements

As of December 31, 2020, we did not have any off-balance sheet arrangements. We report our assets and liabilities according to the current IFRS as issued by the IASB.

Contractual Obligations

The following table outlines our obligations for payments under our capital leases, debt obligations, operating leases and other financing arrangements for the periods indicated as of December 31, 2020:

Indebtedness (1)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in thousands of Pesos, unless noted otherwise)
Investors (2)	74,179	-	-	-	74,179
Land and Logistics Equipment Financing (3)	20,089	6,858	3,222	-	30,169
Working Capital (4)	4,311	3,428	3,428	2,715	13,882
Other Debt (5)	30,713	26,468	7,319	-	64,500
Total	$129,292	$36,754	$13,969	$2,715	$182,730

Grupo TMM, S.A.B. and Subsidiaries

Operating Lease Obligations (6)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Vessel, Transportation Equipment and Other Operating Leases	$95,914	$178,415	$152,179	$59,620	$481,128
Financial charges	(37,669)	(55,149)	(23,783)	(9,014)	(125,615)
Net present value	$58,245	$123,266	$128,396	$45,606	$355,513

(1)	These amounts include principal payments and accrued and unpaid interest as of December 31, 2020.
(2)
Three unsecured lines of credit. In July 2020, we extended the maturity date for the first US$3.0 million line of credit to July 2021 with monthly interest payments at a fixed rate of 11.25%, and a ballon payment at maturity. We are currently in negotiations to change payment conditions and/or improve the amortization schedule for this line of credit. The second and third lines of credit, each for $6.0 million at a fixed rate of 15.0% per annum, with principal and interest payments at maturity, originally provided for a maturity date of October 2020. We are currently negotiating to extend the repayment term, as well as the payment conditions of both lines of credit.  In January 2021, as part of these negotiations, we paid $1.0 million to each line of credit.

(3)
Debt in connection with the land & logistics equipment financing. These include one line of credit denominated in Mexican Pesos, maturing to October 2021, with monthly interest and principal payments at a fixed rate of 12.90% per annum.  To improve our financial condition in light of the COVID-19 pandemic, we negotiated and obtained two grace periods of 3 months each in the payment of principal on this line from April to September 2021, extending the term of the facility to January 2022. We are currently negotiating with the lender to restructure the debt repayment schedule. The second loan relates to the acquisition of an RTG crane, and carries a 4.40% fixed rate, with semiannual payments of principal and interest, maturing in July 2024.

(4)
Debt for working capital and to strength agricultural activities of ADEMSA. Four lines of credit denominated in Mexican Pesos, three with maturities between April and August 2021 and the last with maturity July 2027, all with monthly interest and principal payments with a weighted average rate of 8.28% per annum as of December 31, 2020.

(5)
Debt allocated in different companies for working capital. Various lines of credit denominated in Mexican Pesos, with maturities between September 2021 and November 2023, with monthly principal and interest payments, variable rate; the weighted average rate was 12.29% per annum as of December 31, 2020. To better withstand the effects of the COVID-19 pandemic, we negotiated and obtained a grace period of 4 months in the payment of principal from the months of May to August 2021, extending the term of each credit line by 4 months. To improve our technological systems, we entered into a loan facility, denominated in US Dollars at a fixed rate, with monthly payments of principal and interest, and maturing October 2024. As of December 31, 2020 the weighted average rate was 6.23% per annum. To better withstand the effects of the COVID-19 pandemic, we negotiated and obtained a grace period of 3 months in the payment of principal for the months of May to July 2021, extending the term of each credit line by 3 months.

(6)
The adoption of the new IFRS 16 accounting standard has resulted in the Company recognizing an asset for right of use and the corresponding liability for leasing in relation to all previous operating leases, except those identified as low value or with a term of remaining lease of less than 12 months from the date of initial application. The corresponding liability is decreased by lease payments net of financial expenses. The interest component of the lease payment represents a portion of the outstanding principal balance and is recognized in income as finance costs over the lease period.

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

Grupo TMM, S.A.B. and Subsidiaries

Our current Board of Directors was elected and ratified at the Company’s Annual General Ordinary Shareholders’ Meeting held on June 30, 2020.  The same individuals are expected to be re-elected and ratified at the Company’s upcoming Annual General Ordinary Shareholders’ Meeting scheduled to take place on April 30, 2021. Our directors and alternate directors, their principal occupations and years of service (rounded to the nearest year) as a director or alternate director are as follows:

Name	Principal Occupation	Years as a Director or Alternate Director	Age
Directors
José F. Serrano Segovia	Chairman of the Board of Grupo TMM	49	80
Vanessa Serrano Cuevas	First Vice-Chairman of Grupo TMM	2	45
Maria Josefa Cuevas de Serrano	Second Vice-Chairman	5	74
Ramón Muñoz Gutíerrez	Private Investor	2	60
Francisco Javier García-Sabaté Palazuelos	Private Investor	6	69
Carlos Viveros Figueroa	Private Investor	7	80
Miguel Alemán Velasco	Private Investor	12	89
Miguel Alemán Magnani	Private Investor	12	55
Eduardo Díaz Lozano Campos	Private Investor	3	63

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

Grupo TMM, S.A.B. and Subsidiaries

Vanessa Serrano Cuevas

       Ms. Serrano was born on April 30, 1975. Ms. Serrano holds a degree in Business Administration and a Business Administration master’s degree in Corporate Governance from Instituto Panamericano de Alta Dirección de Empresas (“IPADE”).  Highly skilled in leadership abilities, alliances and business partnerships, her professional achievements include founding the food company Dasami, S.A. de C.V. as well as the digital platform Zertú. Her parents are Mr. Jose F. Serrano Segovia and Mrs. Maria Josefa Cuevas de Serrano.

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

Grupo TMM, S.A.B. and Subsidiaries

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

Executive Officers

Our officers serve at the discretion of our Board of Directors. Our executive officers, their position and years of service with us and as an executive officer are as follows:

Name	Position	Years of Service	Executive Officer

Corporate Directors
José F. Serrano Segovia	Chairman of the Board	49	29
Vanessa Serrano Cuevas	Vice President and Chief Executive Officer	2	1
Flor de María Cañaveral Pedrero	Deputy Chief Executive Officer	1	1
Luis Rodolfo Capitanachi Dagdug	Chief Financial Officer	1	1
Elvira Ruiz Carreño	Corporate Audit Director	25	18
Marco Augusto Martínez Ávila	Corporate Legal Director	26	9

Business Unit Directors
Luis Manuel Ocejo Rodríguez	Director, Maritime Transportation	38	14
José Luis Castro Ibarra	Director, Ports, Terminals and Agencies	2	2
Luis David Limón Guajardo	Director, Warehousing	1	1

José F. Serrano Segovia, who is chairman of the Board of Directors, is married to Maria Josefa Cuevas de Serrano, a member of the Board of Directors as Second Vice-Chairman. Vanessa Serrano Cuevas, the daughter of José F. Serrano Segovia and Maria Josefa Cuevas de Serrano, is First Vice-Chairman.

Compensation

For the year ended December 31, 2020, the aggregate total compensation paid to our directors, alternate directors and executive officers for services in all capacities was approximately $37.6 million. See Item 7. “Major Shareholders and Related Party Transactions.”

Pension, Retirement or Similar Benefits

Seniority premiums, retirement plan obligations (“Pension Benefits”) and other employee compensation payable at the end of employment are based on actuarial calculations using the projected unit credit method. Pension Benefits are based mainly on years of service, age and salary level upon retirement.

Grupo TMM, S.A.B. and Subsidiaries

Seniority premiums, Pension Benefits and other employee compensation payable upon termination include the amortization of past service costs over the average remaining working lifetime of employees.

Reserves for obligations at the end of the 2020, 2019 and 2018 fiscal years were $150,197, $151,481 and $176,606, respectively.

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

◾	preparing the Board of Directors’ opinion on the Chairman’s annual report and submitting it at the Shareholders’ Meeting for its approval; and

◾	overseeing compliance by the Company’s chief executive officer with decisions made at a Shareholders’ Meeting or a Board of Directors meeting.

Grupo TMM, S.A.B. and Subsidiaries

Corporate Practices responsibilities:

◾	requesting an opinion from independent experts as the Committee might see fit, in accordance with applicable regulations;

◾	calling Shareholders’ Meetings and adding any issue they consider important to the agenda;

◾	supporting the Board of Directors in preparing its reports in accordance with the Bylaws of the Company and applicable regulations;

◾	suggesting procedures for hiring the Company’s chief executive officer, chief financial officer and senior executive officers;

◾	reviewing human resources policies, including senior executive officers’ performance evaluation policies, promotions and structural changes to the Company;

◾	assisting the Board of Directors in evaluating senior executive officers’ performance;

◾
evaluating executive officer’s compensation. The Company is not required under Mexican law to obtain shareholder approval for equity compensation plans; the Board of Directors is required to approve the Company’s policies on such compensation plans;

◾	reviewing related-party transactions; and

◾	performing any activity set forth in the Mexican Securities Law.

Code of Ethics

The Company has adopted a Code of Ethics, which applies to its principal executive officer, principal financial officer, and other members of our senior management. We last updated the Code of Ethics in March 2017. The Code of Ethics may be viewed on the Company website at www.tmm.com.mx under the caption “Investors — Corporate Practices.” An English version of this document is available upon written request sent to Grupo TMM, S.A.B., Paseo de la Reforma No. 296, P.19. Col. Juárez, C.P. 06600, Alcaldía Cuauhtémoc, México City, México, Attn: Human Resources.

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

Employees

As of March 31, 2021, we had 954 employees, approximately 14% of whom were unionized. As of December 31, 2020, we had 934 employees, approximately 12% of whom were unionized. The increase in the number of our employees in the first quarter of 2021 is largely due to the addition of personnel required for the operation of our ports and terminals business in the port of Tuxpan.

As of December 31, 2019, we had 1,099 employees, approximately 17% of whom were unionized. The decrease in the number of our employees in 2020 was largely due to decreases in our maritime operations personnel on board vessels and decreases in our staff in the storage business.

Grupo TMM, S.A.B. and Subsidiaries

As of December 31, 2018, we had 1,676 employees, approximately 17% of whom were unionized. The decrease in the number of our employees in 2019 is due to the deconsolidation of TMMDM.

In accordance with customary practice in Mexico, we negotiate union contracts annually with regard to wages and every two years with regard to other matters, including benefits. We have not experienced a strike since 1987 and believe that relations with our employees are good.

Share Ownership

As of March 31, 2021, the Serrano Segovia family held 51,973,879 Shares directly, and the CPO Trustee maintained 18,613,105 Shares of our capital stock in the form of ADSs, including 6,836,510 Shares that are beneficially owned by the Serrano Segovia family. Accordingly, as of such date, the Serrano Segovia family controlled the voting power of our capital stock. The voting power controlled by the Serrano Segovia family varies from time to time, depending upon the number of Shares held by the Serrano Segovia family and by the CPO Trust and others. As of March 31, 2021, other than as set forth below in the section entitled “Major Shareholders” each of our other directors, alternate directors or executive officers owns less than one percent of our Shares on an individual basis.

Shares were contributed to the CPO Trust established with a 30-year term by Nacional Financiera, S.N.C. (the “CPO Trustee”) on November 24, 1989. The CPO Trustee authorized the issuance of non-redeemable ordinary participation certificates (certificados de participación ordinarios no amortizables) (“CPOs”) that correspond to our Shares. One CPO may be issued for each Share contributed to the CPO Trust. CPOs constitutes separate negotiable instruments different and apart from the Shares, and afford to their holders only economic rights with respect to the Shares held in the CPO Trust. Such voting rights are exercisable only by the CPO Trustee, which is required by the terms of the CPO Trust to vote such Shares in the same manner as holders of a majority of the outstanding Shares not held in the CPO Trust and voted at the relevant meeting. Mexican and non-Mexican investors may hold CPOs without restrictions of any kind. The acquisition of Shares representing 5% or more of the capital stock of Grupo TMM by any person or group of persons (other than the Serrano Segovia family and the CPO Trustee), in one or a series of simultaneous or successive transactions requires the prior approval of the Board of Directors. As of Mach 31, 2021, the CPO Trustee held CPOs representing an aggregate of 18,613,105 Shares in the form of ADSs.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table indicates, as of Mach 31, 2021, unless otherwise indicated, the shareholders that beneficially own 5% or more of our outstanding Shares (the “Major Shareholders”). The percentage of our outstanding Shares owned by each Major Shareholder shown below is based on the 102,182,841 Shares outstanding as of March 31, 2021. For purposes hereof, each Major Shareholder with shared voting or investment authority with respect to certain securities is deemed to beneficially own all such securities.

Shareholder	Number of Shares	Percentage of Shares Outstanding

José F. Serrano Segovia (a)	39,474,729	38.6%

Vanessa Serrano Cuevas	12,499,150	12.2%

a)
Based upon information made known to the Company and reports of beneficial ownership filed with the SEC, the Serrano Segovia Family beneficially owns 51,973,879 Shares, including 39,461,229 Shares held by VEX, a Mexican corporation in which José F. Serrano Segovia holds 100% of the voting stock, and 500 Shares beneficially owned by Promotora Servia, S.A. de C.V. (“Promotora”), a Mexican corporation controlled by José F. Serrano Segovia, and which are owned directly by its subsidiary, Servicios Directivos Servia, S.A. de C.V. (“Servicios”), a Mexican corporation.

Grupo TMM, S.A.B. and Subsidiaries

Change in Percentage Ownership

Mr. José F. Serrano Segovia reported a decrease in his percentage ownership from 45.8% of the Shares outstanding as of December 31, 2019 to 38.6% of the Shares outstanding as of December 31, 2020. Vanessa Serrano Cuevas reported that her percentage ownership of Shares increased to approximately 12.2% of the Shares outstanding as of December 31, 2020. No other Major Shareholder has disclosed a significant change in its percentage ownership of Shares during the three years ended December 31, 2020, 2019, and 2018.

Voting Rights and Control

As of March 31, 2021, 18,613,105 Shares were held in the form of ADSs, which have limited voting rights. The Shares held in the form of ADSs are held directly by the CPO Trust. The voting rights for those Shares are exercisable only by the trustee of the CPO Trust, which is required by the terms of the trust agreement to vote such Shares at any shareholders’ meeting in the same manner as the majority of the Shares that are not held in the CPO Trust are voted. Of the 83,440,831 Shares held outside of the CPO Trust as of March 31, 2021, the Serrano Segovia family beneficially owns 45,137,369, or 54.0% of such Shares. As a result, the Serrano Segovia family could direct and control the policies of the Company and its subsidiaries, including mergers, sales of assets and similar transactions. See Item 9. “The Offer and Listing.” Except for the limited voting rights applicable to their ADSs, none of the Major Shareholders have voting rights that differ from those applicable to other holders of Shares.

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

See Item 18 — “Financial Statements.”

Legal Proceedings

Refined Product Services (“RPS”) Claim

On August 7, 2007, Transportación Marítima Mexicana, S.A. de C.V. (“TMM”) filed a claim for arbitration against RPS for the amount of US$50,000 (approximately $996,760) for various expenses incurred by TMM due to the delay of the delivery of the tanker vessel Palenque.

Grupo TMM, S.A.B. and Subsidiaries

On October 19, 2007, RPS filed a countersuit for US$3.0 million (approximately $59.81 million), alleging that TMM failed to maintain the tanker vessel Palenque, and also filed a claim for consequential damages for losing a contract while the vessel was being repaired. Although it is impossible to predict the outcome of any legal proceeding, we believe this claim to be without merit and intend to defend this proceeding vigorously.

Mutual Claims Between Worldwide Services, Ltd. (“WWS”) and TMM

In December 2007, TMM and WWS filed claims against each other relating to the charter by us of the vessel Veracruz. TMM’s US$393,731 (approximately $7.8 million) claim related to the fuel costs and low performance of the vessel Veracruz, and WWS’ US$938,000 (approximately $18.7 million) counter claim alleged that the same vessel overperformed and that consequently, TMM owes WWS under the terms of the charter contract.

As part of the defense, TMM filed an application to dismiss the case, arguing that the Tribunal has no jurisdiction since arbitration proceedings were initiated under the name of the wrong claimant. In January 2017, the Tribunal issued a partial award denying our application to dismiss the case. WWS submitted a “claim submission” arguing certain discounts to the claim and TMM replied requesting a “security of costs” from WWS.  WWS never filled the requested “security of costs”. Therefore, on March 2nd, 2021 the Tribunal issued an award in favor of TMM and dismissed the case.

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

On February 5, 2020, TMM filed a lawsuit challenging the judgment that determined diverse tax debts for supposed omissions on income tax withholdings and VAT Withholdings to foreign tax residents, regarding fiscal year 2014.

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

In considering whether accrual of a loss contingency is necessary in connection with legal claims outstanding that could, both individually or in the aggregate, have a material effect on the financial condition or operating results of the Company, the Company evaluates the requirements of paragraph 14 of IAS 37 to determine whether the Company has a present obligation (legal or constructive), whether it is probable that an outflow of resources will be required in order to settle the obligation, and whether the amount of the obligation can be reliably estimated.  Based on management’s review and analysis of the legal claims outstanding for the fiscal year ended December 31, 2020, the Company concluded that it did not have a present obligation in respect of any legal claims outstanding other than the mutual claims described above.

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

The Company has significant transactions and relationships with related parties. The Company maintains documentation which confirms that the terms of these transactions were conducted in 2019 similarly to transactions between unrelated parties. The Company and its subsidiaries are in the process of compiling similar documentation  for 2020.

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

Grupo TMM, S.A.B. and Subsidiaries

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

Our Shares continue to trade in Mexico on the Mexican Stock Exchange under the ticker symbol TMMA. In the United States, our ADSs, each representing five CPOs, trade on the OTC market under the ticker symbol GTMAY following their delisting from the NYSE on June 12, 2012. Our ADSs continue to be registered under the U.S. Securities Exchange Act of 1934 and are issued and exchanged in New York by The Bank of New York Mellon, which replaced Citibank, N.A. as depositary on December 18, 2009. As of March 31, 2021, of the 102,182,841 outstanding Shares, 18,613,105 were held in the form of ADSs.

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

Share Repurchase Program

On December 14, 2007, the Company announced that its Board of Directors had given its approval to constitute a reserve fund to repurchase Shares during their meeting held in November of that year. The Share repurchase program was also approved by the Company’s shareholders at a shareholders’ meeting. The program was approved for an amount of up to US$10 million (approximately $199.3 million). The Company has repurchased 1,577,700 Shares under the program since its approval in 2007.

Grupo TMM, S.A.B. and Subsidiaries

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

Grupo TMM, S.A.B. and Subsidiaries

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

Grupo TMM, S.A.B. and Subsidiaries

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

Grupo TMM, S.A.B. and Subsidiaries

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

Grupo TMM, S.A.B. and Subsidiaries

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

Grupo TMM, S.A.B. and Subsidiaries

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

Grupo TMM, S.A.B. and Subsidiaries

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

Grupo TMM, S.A.B. and Subsidiaries

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

Material Contracts

See Item 4. “Information on the Company — Recent Developments – Spin-off of TMMDM” and Item 5. “Operating and Financial Review and Prospects — Liquidity and Capital Resources.”

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

Grupo TMM, S.A.B. and Subsidiaries

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

Grupo TMM, S.A.B. and Subsidiaries

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

Grupo TMM, S.A.B. and Subsidiaries

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

Grupo TMM, S.A.B. and Subsidiaries

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

Grupo TMM, S.A.B. and Subsidiaries

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

The following information includes “forward-looking statements” that involve risk and uncertainties. Actual results could differ from those presented. All information below is presented under IFRS as of December 31, 2020, in pesos.

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

The Company’s income from operations may therefore be materially affected by variances in the exchange rate between the U.S. dollar and the Mexican Peso.  Mexican Pesos historically have been subject to greater risk of devaluation and have tended to depreciate against the U.S. dollar.  Given that a large proportion of the Company’s revenues are denominated in U.S. dollars, the Company has sought to reduce its exposure to foreign currency risk by holding a portion of its debt in U.S. dollars. Currently, approximately 39.1% of the Company’s indebtedness is denominated in U.S. dollars.

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

At December 31, 2020 and 2019, the Company had monetary assets and liabilities denominated in currencies other than the Mexican Peso as follows:

	December 31,
	(in thousands of Pesos)
	2020	2019
Assets	$310,589	$548,413
Liabilities	(481,625)	(1,044,302)
	$(171,036)	$(495,889)

Grupo TMM, S.A.B. and Subsidiaries

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

	Breakdown of Fixed and Variable Rates of Financial Obligations (1) (2)
	Expected Maturity
Liabilities	2021	2022	2023	2024	Thereafter	Total	Fair Value
	(in millions of pesos)
Long-Term Debt
Fixed Rate	$176.6	$86.9	$86.5	$80.0	$55.3	$485.3	$485.3
Average Interest Rate	11.30%	11.79%	11.70%	11.60%	11.56%	11.57%	**
Variable Rate	$29.1	$8.2	$5.7	$2.7	$4.5	$50.2	$50.2
Average Interest Rate	9.64%	10.11%	10.30%	9.02%	10.49%	9.83%	**

(1)	Information as of December 31, 2020.
(2)	Considers debt obligations and liabilities associated with our long-term operating leases.
**	Not applicable

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

Derivative Instruments

As of December 31, 2020, the Company was not holding any derivative instruments for hedging purposes.

Grupo TMM, S.A.B. and Subsidiaries

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

Fees payable by the depositary

The depositary has agreed to reimburse us for expenses we incur in connection with the establishment of the ADS facility, including legal fees, fees due to the previous depositary, investor relations expenses and other facility-related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. The depositary has also agreed to pay its standard out-of-pocket administrative, maintenance and shareholder services expenses for the ADSs. Such expenses include the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationary, postage, facsimile and telephone calls, and certain investor relationship programs or special investor relations promotional services. We did not receive any reimbursements from the depositary during the years ended December 31, 2018, 2019 and 2020, respectively.

Grupo TMM, S.A.B. and Subsidiaries

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See Item 4. “Information on the Company — History and Development of the Company.”

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures.

The Company has evaluated, under the supervision and with the participation of management, including the Company’s Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2020. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer each concluded that, as of December 31, 2020, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in its reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported as and when required by the Securities and Exchange Commission’s applicable rules and forms, and is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedure may deteriorate. The Company, with the participation of its Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020. In making its assessment of internal control over financial reporting, management used the criteria in the 2013 Internal Control — Integrated Framework set forth by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission.

Grupo TMM, S.A.B. and Subsidiaries

As a result of this assessment, the Company’s management has determined that the Company’s internal control over financial reporting was effective as of December 31, 2020.

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

The Board of Directors of Grupo TMM maintains an Audit and Corporate Practices Committee which is comprised of three independent directors, each of whom has significant experience in analyzing and evaluating financial reports and an understanding of internal controls and procedures for financial reporting. On April 30, 2021, the General Assembly of Shareholders appointed as independent director Mr. Francisco Javier García-Sabaté Palazuelos, who is considered a financial expert in accordance with the standards described in Section 407 of the Sarbanes Oxley Act of 2002.

ITEM 16B.	CODE OF ETHICS

Grupo TMM has adopted a code of ethical conduct entitled, “Code of Ethics,” covering all its officers, including its principal executive officer, principal financial officer and principal accounting officer, and all of its employees. We will provide a copy of the Company’s Code of Ethics free of charge upon written request sent to Grupo TMM, Paseo de la Reforma No. 296, P.19. Colonia Juárez, 06600, Alcaldía Cuauhtémoc, México City, México, Attn: Human Resources.

We last updated our Code of Ethics in March 2017. We have not granted any waivers to any provision of our Code of Ethics to any officer, employee or member of the Audit or Corporate Practices Committee during the Company’s fiscal year ended December 31, 2020.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table reflects our principal accounting fees and services for the years 2020 and 2019:

GRUPO TMM, S. A. B.
Summary of Auditors’ Payments
(In thousands of Pesos)

	As of December 31,
	2020	2019
Audit Fees(a)	$6,786.0	$6,653.0
Total(b)	$6,786.0	$6,653.0

(a)	Audit Fees—Fees relate to the audit of our Annual Financial Statements and review of SEC filings.
(b)	Total does not include Mexican tax (“Impuesto al Valor Agregado” or “IVA”).

Grupo TMM, S.A.B. and Subsidiaries

The Company’s Audit Committee pre-approves all fees for the services provided by the independent auditors, including the fees for 2019 and 2020 in accordance with the Company’s policies and procedures.

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

GRUPO TMM, S.A.B.

	By:	/s/ Luis Rodolfo Capitanachi Dagdug
Luis Rodolfo Capitanachi Dagdug
Chief Financial Officer

Date: May 14, 2021

Consolidated Financial Statements and Report of Independent Registered Public Accounting Firm

Grupo TMM, S.A.B. and Subsidiaries

December 31, 2020 and 2019

Contents

		Page

Report of independent registered public accounting firm		1 - 3

Consolidated statements of financial position		4

Consolidated statements of profit or loss		5

Consolidated statements of comprehensive income		6

Consolidated statements of changes in stockholders’ equity		7

Consolidated statements of cash flow		8

Notes to the consolidated financial statements

1	Nature of operations	9

2	General information and statement of compliance with IFRS	13

3	Changes in accounting policies	14

4	Summary of significant accounting policies	15

5	Acquisitions and disposals	29

6	Cash and cash equivalents	31

7	Trade receivables	32

8	Other accounts receivable	33

9	Property, vessels and equipment	33

10	Leases	36

11	Concession rights	39

12	Intangible assets	40

13	Impairment of long-lived assets	40

14	Financial assets and liabilities	42

15	Balances and transactions with related parties	46

16	Accounts payable and accrued expenses	47

17	Stockholders’ equity	47

18	Revenues	49

19	Other (expenses) income	50

20	Interest expense and other financial costs	50

21	Income tax and tax loss carryforwards	50

22	Segment reporting	52

23	Employee benefits	54

24	Earnings per share	58

25	Fair value measurement	58

26	Financial instruments risk	60

27	Capital management policies and procedures	65

28	Commitments and contingencies	65

29	Subsequent events to the reporting date	67

30	Authorization of the consolidated financial statements	68

Salles, Sainz – Grant Thornton, S.C. Periférico Sur 4348 Col. Jardines del Pedregal 04500, Mexico City www.grantthornton.mx

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of

Grupo TMM, S.A.B.:

Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Grupo TMM, S.A.B. and subsidiaries (‘Grupo TMM’ or the ‘Company’) as of December 31, 2020 and 2019, the related consolidated statements of profit or loss, comprehensive income, changes in stockholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2020 and the related notes (collectively referred to as the ‘financial statements’).

In our opinion, the financial statements present fairly, in all material respects, the financial position of Grupo TMM as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board.

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

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Critical audit matter	How the matter was addressed in the audit

Going concern evaluation. See Notes 1 and 4 to the consolidated financial statements

Mexico, as well as other countries of the world, have suffered the effects of the COVID- 19 pandemic, which was declared as such by the World Health Organization in March 2020. These effects have been reflected in a decrease in the revenues of the Company, mainly in the segment of Ports and terminals, starting as of the end of March 2020 and up to the date of this report. During this period, the Company has taken various actions to improve its financial structure, such as delaying payments to suppliers and creditors, reduction of compensation to personnel, and non-essential expenses, among other things.
Based on evaluations carried out as mentioned in Note 1, Management determined that its consolidated financial statements as at December 31, 2020 have been prepared under the assumption that it operates on a going concern basis. Pursuant to the effects described in the above paragraph, the transportation profit (loss) of the last fiscal years and the accumulated deficit as at December 31, 2020, this going concern evaluation is considered a critical audit matter.

Our audit procedures, among other things, included the following:
•    evaluate the historical and projected information on operating profit or loss financial structure.
•    analyze the business plan of the Company for the short, medium, and long-term, including the evaluation of the feasibility of its main projects.
•    analyze the main financial ratios, key indexes and indicators of the industry in which the Company operates.
•    reconcile the projected financial information with other elements of the consolidated financial statements, such as future cash flows used for the determination of the fair value of the ships and evaluation of impairment of long-lived assets.
•    we tested the key measures implemented, and we examined the updated contracts, employment contracts, and other supporting documentation.

3

Critical audit matter	How the matter was addressed in the audit

Measured at fair value of properties and vessels. See Notes 9 and 25 to the consolidated financial statements

The Company applies the revaluation model for its properties (land and buildings) and vessels, in accordance with IFRS. Under this model, the values of these assets are expressed at their fair value, the revalued amounts for properties are determined by external professional appraisers and for vessels through the revenue technique (expected future cash flows).
We have considered this as a critical audit matter, given the importance of the impacts on the consolidated financial statements and the judgments and estimates that are required.

Our audit procedures included, among others, the following:
•    use of independent valuation experts to assist us in understanding and evaluating the assumptions, methodologies and input data used by the Company in its valuation process.
•     validate the adequate recognition of the accounting effects of fair value measurements.
•     verify compliance with the disclosures on accounting policies and aspects related to fair value measurements.

Impairment of long-lived assets. See Note 13 to the consolidated financial statements

The Company evaluates long-lived assets annually or whenever events or changes in circumstances indicate the carrying amount may not be recoverable. Long-lived assets amounted to $3,039,370 at December 31, 2020. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. We identified the long-lived impairment analysis as a critical audit matter because the analysis involves a high degree of auditor judgment due to the significant estimation required to determine the recoverable amount of long-lived assets. In particular, the estimate of the recoverable amount was sensitive to significant assumptions, such as forecasted revenues and gross margins and discount rate.

Our audit procedures applied included, among other things, the participation of an independent evaluation expert to assist us in understanding and evaluating the assumptions, methodologies, and input data used by the Company, particularly, the information related to revenue forecasts and gross margins of the main cash generating units, as well as the appropriate disclosure of the assumptions used, which are highly sensitive for the determination of the recoverable amount of long-lived assets.

We have served as the Company’s auditor since 2005.

Salles, Sainz – Grant Thornton, S.C.

Mexico City, Mexico
May 14, 2021

Grupo TMM, S.A.B. and Subsidiaries	4

Consolidated statements of financial position
As at December 31, 2020 and 2019
(Amounts in thousands of pesos, except number of shares)

	2020	2019
Assets
Current
Cash and cash equivalents (Note 6)	$105,310	$476,714
Restricted cash (Note 6)	37,672	36,085
Trade receivables, net (Note 7)	186,363	344,030
Other accounts receivable (Note 8)	264,261	421,770
Related parties (Note 15)	42,228	163,344
Materials and supplies	53,853	60,964
Prepayments	32,465	22,696
Total current assets	722,152	1,525,603

Non-current
Other accounts receivable (Note 8)	238,000	-
Property, vessels and equipment, net (Note 9)	2,531,996	2,285,420
Right-of-use assets (Note 10)	354,232	560,099
Intangible assets (Note 12)	151,250	141,484
Concession rights, net (Note 11)	1,892	5,676
Other non-current assets	31,025	45,493
Total non-current assets	3,308,395	3,038,172
Total assets	$4,030,547	$4,563,775

Liabilities
Short-term
Short-term portion of the financial debt (Note 14)	$129,085	$139,189
Short-term leases liabilities (Note 10)	58,245	60,578
Trade payables	228,959	262,159
Accounts payable and accrued expenses (Note 16)	525,108	499,529
Related parties (Note 15)	1,458	87,573
Total short-term liabilities	942,855	1,049,028

Long-term
Long-term portion of the financial debt (Note 14)	53,644	118,737
Long-term lease liabilities (Note 10)	297,268	526,781
Acounts payable	23,551	46,742
Employee benefits (Note 23)	150,197	151,481
Deferred income tax (Note 21)	315,624	248,214
Total long-term liabilities	840,284	1,091,955
Total liabilities	1,783,139	2,140,983

Stockholders’ equity (Note 17):
Share capital (103,760,541 shares authorized and issued)	2,216,733	2,216,733
Treasury shares (1,577,700 shares)	(46,805)	(46,805)
Accumulated losses	(963,602)	(565,526)
Other components of equity	999,675	771,958
Controlling interest	2,206,001	2,376,360
Non-controlling interest	41,407	46,432
Total stockholders’ equity	2,247,408	2,422,792
Total liabilities and stockholders’ equity	$4,030,547	$4,563,775

The attached notes are part of these consolidated statements.

Grupo TMM, S.A.B. and Subsidiaries	5

Consolidated statements of profit or loss
For the years ended December 31, 2020, 2019 and 2018
(Amounts in thousands of pesos, except per share amounts and number of shares)

	2020	2019	2018

Revenue from transportation (Note 18)	$1,203,281	$1,475,683	$1,523,066

Costs and expenses:
Salaries, wages and employee benefits (Note 23)	341,399	343,700	368,614
Leases (Note 10)	312,463	300,466	436,469
Contracted services	293,543	448,217	413,060
Fuel, materials and supplies	170,753	206,820	211,793
Depreciation, amortization and loss from revaluation	141,051	182,880	80,277
Other costs and expenses	15,635	14,740	17,221
	1,274,844	1,496,823	1,527,434
Transportation loss	(71,563)	(21,140)	(4,368)

Other (expenses) income, net (Note 19)	(257,225)	233,907	102,625
Operating (loss) profit	(328,788)	212,767	98,257

Comprehensive financing cost:
Interest income	7,097	5,100	9,137
Interest expense and other financial costs (Note 20)	(75,654)	(146,875)	(84,890)
Exchange (loss) gain, net	(25,145)	24,875	5,844
	(93,702)	(116,900)	(69,909)
(Loss) profit before taxes	(422,490)	95,867	28,348

Income tax expense (benefit) (Note 21)	19,334	(64,575)	(4,799)
Net (loss) profit for the year	$(403,156)	$31,292	$23,549

Attributable to:
Non-controlling interest	(5,025)	(772)	4,543
Controlling interest	(398,131)	32,064	19,006
	$(403,156)	$31,292	$23,549

Profit per share for the year (Note 24)
(Loss) profit per share for the year	$(3.896)	$0.314	$0.186

Weighted average number of shares for the year	102,182,841	102,182,841	102,182,841

The attached notes are part of these consolidated statements.

Grupo TMM, S.A.B. and Subsidiaries	6

Consolidated statements of comprehensive income
For the years ended December 31, 2020, 2019 and 2018
(Amounts in thousands of pesos)

	2020	2019	2018

Net (loss) profit for the year	$(403,156)	$31,292	$23,549

Other comprehensive income:
Items that will not be subsequently reclassified to profit or loss
Actuarial gains, net (Note 23)	10,953	2,354	15,430
Revaluation surplus (Note 25)	314,436	379,420	(161,411)
Income tax on other comprehensive income	(97,617)	(114,532)	43,794
Total of other comprehensive income (loss) for the year	227,772	267,242	(102,187)
Comprehensive (loss) income for the year	$(175,384)	$298,534	$(78,638)

Attributable to:
Non-controlling interest	(5,025)	(772)	4,543
Controlling interest	(170,359)	299,306	(83,181)
	$(175,384)	$298,534	$(78,638)

The attached notes are part of these consolidated statements.

Grupo TMM, S.A.B. and Subsidiaries	7

Consolidated statements of changes in stockholders’ equity
For the years ended December 31, 2020, 2019 and 2018
(Amounts in thousands of pesos, except number of shares)

	Number of outstanding common shares	Share capital	Treasury shares	Mandatory convertible debentures into shares	Accumulated losses	Other components of equity	Subtotal	Non controlling interest	Total stockholders’ equity

Balances as at December 31, 2017	102,182,841	$2,216,733	$(46,805)	$-	$(859,159)	$849,466	$2,160,235	$68,827	$2,229,062

Net profit for the year	-	-	-	-	19,006	-	19,006	4,543	23,549
Other comprehensive income	-	-	-	-	40,335	(142,522)	(102,187)	-	(102,187)
Comprehensive income for the year							(83,181)	4,543	(78,638)
Dividends paid to non-controlling interest	-	-	-	-	-	-	-	(26,166)	(26,166)
Balances as at December 31, 2018	102,182,841	2,216,733	(46,805)	-	(799,818)	706,944	2,077,054	47,204	2,124,258

Net profit for the year	-	-	-	-	32,064	-	32,064	(772)	31,292
Other comprehensive income	-	-	-	-	202,228	65,014	267,242	-	267,242
Comprehensive loss for the year							299,306	(772)	298,534
Balances as at December 31, 2019	102,182,841	2,216,733	(46,805)	-	(565,526)	771,958	2,376,360	46,432	2,422,792

Net loss for the year	-	-	-	-	(398,131)	-	(398,131)	(5,025)	(403,156)
Other comprehensive income	-	-	-	-	55	227,717	227,772	-	227,772
Comprehensive loss for the year							(170,359)	(5,025)	(175,384)
Balances as at December 31, 2020	102,182,841	$2,216,733	$(46,805)	$-	$(963,602)	$999,675	$2,206,001	$41,407	$2,247,408

The attached notes are part of these consolidated statements.

Grupo TMM, S.A.B. and Subsidiaries	8

Consolidated statements of cash flow
For the years ended December 31, 2020, 2019 and 2018
(Amounts in thousands of pesos)

	2020	2019	2018

Cash flows from operating activities:

(Loss) profit before taxes	$(422,490)	$95,867	$28,348
Adjustments to reconcile the profit with cash used in operating activities:
Depreciation, amortization and loss from revaluation	141,051	182,880	80,277
Other amortizations	20,140	1,679	5,259
(Gain) loss from the sale of property, vessels and equipment, net	(153)	(23,415)	1,849
Accrued interests	72,093	140,021	80,580
Interest income	(7,097)	(5,100)	(9,137)
Exchange (loss) gain, net	43,873	(26,411)	(8,312)
Gain from the sale of subsidiaries	(451)	(279,744)	(111,484)

Changes in assets and liabilities:
Accounts receivable	(80,333)	(95,847)	2,454
Other accounts receivable and related parties	162,437	45,287	(98,394)
Materials and supplies	7,111	(4,343)	1,440
Prepayments	(9,769)	2,177	(13,346)
Other accounts payable and accrued expenses	(145,729)	(46,638)	117,065
Other non-current assets	4,702	4,981	(22,685)
Employee benefits	2,002	(25,125)	1,046
Total adjustments	209,877	(129,598)	26,612
Cash (used in) from operating activities	(212,613)	(33,731)	54,960

Cash from investment activities
Proceeds from sale of property, vessels and equipment	614	16,233	169,627
Acquisition of property, vessels and equipment	(28,375)	(48,281)	(86,283)
Sale of subsidiaries, net	33,985	600,887	50,331
Dividends paid to non-controlling interest	-	-	(26,166)
Interest charged	7,097	5,100	9,137
Cash from investment activities	13,321	573,939	116,646

Cash flow from financing activities
Proceeds from debt	31,419	29,590	124,010
Repayment of debt	(123,703)	(189,026)	(397,458)
Repayment of leases	(90,432)	(134,245)	-
Interest paid	(22,712)	(42,510)	(40,792)
Cash used in financing activities	(205,428)	(336,191)	(314,240)

Exchange effect on cash	33,316	(6,145)	(607)
(Decrease) increase in cash and cash equivalents	(371,404)	197,872	(143,241)
Cash and cash equivalents, beginning of year	476,714	278,842	422,083
Cash and cash equivalents, end of year	$105,310	$476,714	$278,842

Supplementary information:
Income tax	$10,873	$14,512	$4,799

The attached notes are part of these consolidated statements.

Grupo TMM, S.A.B. and Subsidiaries	9

Notes to the consolidated financial statements
December 31, 2020 and 2019

(Amounts in thousands of pesos, except number of shares and where otherwise indicated)

1	Nature of operations

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

•	Ports and terminals: include shipping agency services, inland and seaport terminal services.

•	Logistics: includes the operations of logistics solutions services and container and railcar maintenance and repair services.

•	Warehousing: includes bonded warehouse operations and management.

On March 11, 2020, the WHO declared COVID-19 to be a pandemic. In response, governments throughout the world, including Mexico, have implemented various extraordinary measures to control its spread, including travel restrictions, quarantines, and the suspension of non-essential activities. The effect of the COVID-19 pandemic on the Company’s business continues to be uncertain, and it will depend on its duration and its impact on the Mexican and global economies. However, as of the date of these financial statements, various international banks and multilateral institutions such as the International Monetary Fund have assessed that the COVID-19 pandemic resulted in the worst global economic recession since the Great Depression.

Grupo TMM, S.A.B. and Subsidiaries	10

For fiscal 2020, the Company’s revenues, particularly in the Ports and Terminals segment, have decreased due to the COVID-19 pandemic, and the various emergency public health measures implemented by governments to combat it. Although the Company expects its revenues to improve as these extraordinary measures are lifted and public health emergency restrictions are removed, as of the date of these consolidated financial statements, the Company cannot quantify the adverse effect that COVID-19 will have on its operating profit for fiscal 2021.

In view of the foregoing and other conditions beyond the control of the Company, operating profit can be volatile and subject to change rapidly as the situation of COVID-19 develops. Consequently, the Company has taken various measures to maintain business continuity and strengthen its financial position, including the deferment of payments to suppliers and creditors, maintenance of its early collection program to help offset the effect of delays in payments from customers, as well as different actions to reduce general expenses. As part of these efforts, the Company decided to relocate its corporate headquarters, which will generate significant savings in corporate costs. The Company continues to comply with the health and safety protocols established by the Mexican government, and it has taken measures and implemented policies to safeguard the threats posed by the COVID-19 pandemic, its businesses, employees, and the locations in which it operates. These steps include, among other things, active cleaning and disinfection of open public areas, the implementation of a sophisticated videoconference platform and collaborative remote work, as well as the reinforcing of information security protocols, which have allowed employees to be able to continue to participate in the full scope of Company activities from any location, so as to guarantee operating continuity without placing the health of employees at risk.  In addition, the Company has continued to provide health benefits to employees on a temporary leave of absence until the end of the pandemic.  In the future, the Company will continue to monitor the development of the COVID-19 pandemic closely, including its effect on the Company’s businesses, financial condition, and operating profit.

To limit the spread of COVID-19, the Mexican government has imposed various safety measures, including the suspension of all non-essential activities. In view of these conditions, the Company has taken various actions to protect its facilities and employees, strengthen the business, and promote its financial recovery. The Company maintains limited access to its facilities, has implemented additional cleaning and disinfection measures, allows employees to work remotely where possible and has implemented new controls for emergency procedures and to mitigate potential cybersecurity risks. Although these actions have helped to maintain business continuity, they can limit the efficiency of Company operations, including reports and internal controls. At this time, the severity of the global economic recession expected to arise from the COVID-19 pandemic is uncertain; therefore, Management continues to monitor the material impact of the pandemic on operating income and the financial position of the Company.

As part of Company’s effort to mitigate the effects of the pandemic, it has done the following:

•
continued with its strategic plan to offset part of the instability in the oil industry and the recent COVID-19 pandemic by: (a) reducing costs and general and administrative expenses; (ii) maintaining its early collection program (the “supply chain program”) through Nacional Financiera, SNC, therby reducing liquidity risk and the effect of delays in the payments that can result from recent changes in the payment policies of PEMEX; and (iii) diversifying its customer base; and (iv) negotiating payment deferments and extensions of the maturity date of certain financial commitments;

Grupo TMM, S.A.B. and Subsidiaries	11

•
adopted various measures to help guarantee that financial and audit reporting processes continue to be sound, and as timely as possible in the middle of the global crisis of the COVID-19 pandemic, including, among other things, implementing: (i) new controls for emergency procedures; (ii) close monitoring of IT access controls to enable remote work to be performed; (iii) controls for mitigating the possible increase in cyber risks arising from a higher level of remote work; (iv) alternative controls appropriately designed to offset the lack of information that may arise where it is not possible to conduct face-to-face controls; and (v) an alternative audit plan to test the operating effectiveness of controls remotely, due to travel restrictions; and

•	expanded its customer base in each of its businesses, thereby strengthening the position of the Company on the market and successfully achieving better operating margins.

The business strategy of the Company, which will help to mitigate the effects of the COVID-19 pandemic, is focused mainly on the following:

Expansion and improvement of maritime operations

The Energy Reform has the potential to increase exploration activities and hydrocarbon production in Mexico, both with PEMEX and with other participants of the industry (domestic and international). To maximize opportunities created by this reform and considering the protection of the Mexican Navigation Law (Mexican flag vessels to carry out cabotage transportation in Mexican waters), the maritime business is focused on consolidating and expanding its operations by: i) increasing cabotage services with medium and long-term contacts; ii) satisfying the growing demand for distribution and exploration services in Mexico and abroad, by meeting the requirements of the new generation of vessels with greater deep water capacities; iii) increasing the current capacity of repair services in the shipyard to more than 30 ships per year, and it is expected to have shipbuilding capacity in the long-term, which will enable the Company to compete to satisfy the demand for current and future ship customers.

Expansion of port and terminal operations

Tuxpan is the closest port to Mexico City and the states of central Mexico, which represent more than 50% of the GDP of Mexico, and it is the major port for importing gasoline and diesel, which represent more than 70% of domestic consumption.

In view of the opportunities offered by the Energy Reform for increased imports of gasoline and diesel and the strategic location of the Company’s land in Tuxpan, in August 2016 the Company announced a strategic association with TransCanada and Sierra Oil & Gas to develop new infrastructure for storage, transportation, and distribution of refined petroleum products from Tuxpan, Veracruz to the center of the country. In February 2019, the Company agreed to acquire from Sierra Oil & Gas its 50% stake in the Optimus company, for the amount of $2.6 million dollars, resulting in Optimus becoming a 100% subsidiary company of the Company and giving the Company full responsibility for the development of the project.

To take advantage of the growth potential of this market, the Company continues with efforts to develop this and other port facilities and storage terminals to satisfy the future demand of imports of gasoline and diesel.

In addition, the Company retains a significant part of the land in Tuxpan where it intends to develop projects related to that region, such as a general cargo terminal.

Grupo TMM, S.A.B. and Subsidiaries	12

Expansion of logistics operations

The Company takes advantage of experience and knowledge of Mexico and its laws, customer relationships, and its skills in human resource management and unions to expand the business with the automotive industry and, in general all activities related to shipyards and storage management, with an emphasis on “just-in-time” inventory management, storage, sub-assemblies, and yard management.

Improving warehousing operations

The Company continues to work to improve bonded warehouse service, as well as the import tariff service. In addition, it continues to focus on growth through rendering a comprehensive logistics service to its customers, which range from bonded warehouse services, inventory management, added value services, and delivery to the end customer.

Structure of Grupo TMM

At December 31, 2020 and 2019, Grupo TMM holds the percentage of equity interest in various subsidiaries, the most significant are as follows:

	% of ownership
	2020	2019
Specialized maritime
Transportación Marítima Mexicana, S.A. de C.V.	100%	100%
Inmobiliaria Dos Naciones, S. de R.L. de C.V.	100%	100%
TMM Parcel Tankers, S.A. de C.V.	100%	100%

Logistics
Almacenadora de Depósito Moderno, S.A. de C.V. (Warehouse)	100%	100%
Autotransportación y Distribución Logística, S.A. de C.V.	100%	100%
TMM Almacenadora, S.A.P.I. de C.V.	100%	100%

Ports and terminals
TMM Logistics, S.A. de C.V.	100%	100%
Prestadora de Servicios MTR, S.A. de C.V.	100%	100%
Bimonte, S.A. de C.V.	100%	100%
Administradora Marítima TMM, S.A.P.I. de C.V.	100%	100%
Caoba Energía, S. de R.L. de C.V.	100%	100%
Services & Solutions Optimus, S. de R.L de C.V.	100%	100%
Servicios Administrativos API Acapulco, S.A. de C.V.	51%	51%
Administración Portuaria Integral de Acapulco, S.A. de C.V.	51%	51%

Payroll outsourcing
Mexschiff Operación de Personal, S.A.P.I. de C.V.	100%	100%
Omexmar Operadora Mexicana Marítima, S.A.P.I. de C.V.	100%	100%
Perhafen Services Marítimos, S.A.P.I. de C.V.	100%	100%
TMM Dirección Corporativa, S.A.P.I. de C.V.	100%	100%
Perjomar Operadora, S.A.P.I. de C.V.	100%	100%

Property leasing
Inmobiliaria TMM, S.A. de C.V.	100%	100%

The Company’s subsidiaries are incorporated in Mexico, where most of their activities take place.

Grupo TMM, S.A.B. and Subsidiaries	13

Non-controlling interest in subsidiaries

Grupo TMM holds an equity interest in the subsidiaries Administración Portuaria Integral de Acapulco, S.A. de C.V. and Servicios Administrativos API Acapulco, S.A. de C.V., for which there is non-controlling interest; the associated effect on the Company’s consolidated financial statements is considered immaterial. These companies are established and conduct their activities in Mexico.

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

(b)
The Company lost control of its subsidiary TMM División Marítima, S.A. de C.V. (TMM DM) in 2017, retaining 15% equity in its capital without exerting significant influence. Accordingly, this investment has been classified as an investment in associate. As of December 31, 2020 and 2019, the value of this investment is nil, since the stockholders’ equity of TMM DM is negative. Moreover, in accordance with the statutes of TMM DM, the stockholders only assume obligation in connection with their equity up to the amount thereof.

2	General information and statement of compliance with IFRS

Grupo TMM’s head office is located at Paseo de la Reforma N° 296 piso 19, Colonia Juárez, Alcaldía Cuauhtémoc, C.P. 06600, Mexico City. In addition, a significant portion of its maritime division activities is conducted at Calle 55 N° 2 Col. Electricistas C.P. 24120 Cd. del Carmen, Campeche.

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

Grupo TMM, S.A.B. and Subsidiaries	14

The Company has decided to present in its consolidated statements of income a subtotal of ‘Operating income’ which reconciles with the ‘Net profit for the year’ considering the items of ‘Comprehensive financing cost’ and ‘Income tax expense’; with regard to the subtotal of ‘Transportation loss’, the latter reconciles with the ‘Operating income’ considering the item ‘Other (expenses) income’.

3	Changes in accounting policies

New Standards adopted as of January 1, 2020

Some accounting pronouncements which have become effective from 1 January 2020 and have therefore been adopted do not have a significant impact on the Company’s financial results or position.

Other Standards and amendments that are effective for the first time in 2020 and could be applicable to the Company are:

•	Definition of a Business (Amendments to IFRS 3)

•	Definition of Material (Amendments to IAS 1 and IAS 8)

•	Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7)

•	Amendments to Refences to the Conceptual Framework (Various Standards)

•	COVID-19 Rent Related Concessions (Amendments to IFRS 16)

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

Other new standards and amendments that are not yet effective and have not been adopted early by the Company include:

•	References to the Conceptual Framework

•	Annual Improvements to IFRS Standards 2018-2020 Cycle (Amendments to IFRS 1, IFRS 9, IFRS 16, IAS 41)

•	Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

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

Grupo TMM, S.A.B. and Subsidiaries	15

4	Summary of significant accounting policies

The most significant accounting policies are summarized as follows:

4.1	Basis of preparation

The Company’s financial statements have been prepared on an accrual basis and under the historical cost convention except for the revaluation of vessels and properties. Monetary amounts are expressed in Mexican pesos and are rounded to the nearest thousands, except for earnings per share.

4.2	Basis of consolidation

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

Associates and joint ventures

Associates are all entities over which Grupo TMM has significant influence but not control. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement having rights to the net assets of the arrangement.

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

Grupo TMM, S.A.B. and Subsidiaries	16

4.3	Business combinations

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

4.4	Foreign currency translation

Functional and presentation currency

The consolidated financial statements are reported in Mexican pesos, which is also the functional currency of Grupo TMM.

Foreign currency balances and transactions

Foreign currency transactions are translated into the functional currency of the respective Company entity, using the exchange rates prevailing at the dates of the transactions (spot exchange rate). Foreign exchange gains and losses resulting from the settlement of such transactions and from the measurement of monetary items denominated in foreign currency at year-end exchange rates are recognized in profit or loss.

Non-monetary items are not retranslated at year-end and are measured at historical cost (translated using the exchange rates at the transaction date), except for non-monetary items measured at fair value which are translated using the exchange rates at the date when fair value was determined.

4.5	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and demand deposits, together with other highly liquid and short-term investments that are readily convertible into known amounts of cash and which are subject to insignificant risk of change in their value.

4.6	Materials and supplies

Materials and supplies, consisting mainly of fuel and items for the maintenance of property, vessels and equipment, are valued at the lower of the average cost and the net realizable value.

Grupo TMM, S.A.B. and Subsidiaries	17

4.7	Prepayments

Represent prepayments for services that will be received in the future and are amortized in the period when said services are received.

4.8	Property, vessels and equipment

Properties and vessels

The properties (land and buildings) are measured at fair value, which are determined by external professional valuers every three years or before if the market factors indicate a significant change in the fair value. The last valuation of these assets was in December 2019.

The vessels are measured at fair value and as of December 31, 2020 and 2019, the revalued amounts were determined using the revenue technique (expected future cash flows). The frequency of the revaluations for this class of assets will be based on the changes of the fair values, meaning when these values significantly differ from their carrying value. The Company has revaluated this class of assets as of December 31, 2020 and 2019.

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

Grupo TMM, S.A.B. and Subsidiaries	18

Gains or losses from the disposal of property, vessels and equipment are determined as differences between the disposal proceeds and the carrying amount of the assets and are recognized in profit or loss as part of ‘Other (expenses) income’, accordingly (see Note 19).

Construction in progress

Disbursements attributable to construction of assets that are identifiable and may be controlled by the Company are recognized as assets when they meet the following conditions:

•	it is technically possible to complete the construction of the asset so that it can be available to be used;

•	management has the intent of completing the asset to use it;

•	it can be proven that the asset will generate economic benefits in the future;

•	adequate technical, financial or another type of resources are available to complete the asset; and

•	the disbursement attributable to the asset during its construction can be determined reliably.

4.9	Leased assets

The Company as lessee

The Company makes the use of leasing arrangements principally of warehouse, courtyards, corporate building and cranes. The rental contracts for facilities are typically negotiated for terms of between 1 and 9 years and some of these have extension terms. Lease terms for cranes have lease terms of between 1 and 2 years without any extension terms. The Company does not enter into sale and leaseback arrangements. All the leases are negotiated on an individual basis and contain a wide variety of different terms and conditions.

The Company assesses whether a contract is or contains a lease at inception of the contract. A lease conveys the right to direct the use and obtain substantially all of the economic benefits of an identified asset for a period of time in exchange for consideration.

Some lease contracts contain both lease and non-lease components. These non-lease components are usually associated with facilities management services. The Company has elected to separate their lease and non-lease components based on their relative stand-alone prices.

Measurement and recognition of leases as a lessee

At lease commencement date, the Company recognizes a right-of-use asset and a lease liability in its consolidated statement of financial position. The right-of-use asset is measured at cost, which is made up of the initial measurement of the lease liability.

The Company depreciates the right-of-use asset on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The Company also assesses the right-of-use asset for impairment when such indicators exist.

At the commencement date, the Company measures the lease liability at the present value of the lease payments unpaid at that date, discounted using the Company’s incremental borrowing rate on the date of the revaluation when the implicit lease rate cannot be easily determined.

Grupo TMM, S.A.B. and Subsidiaries	19

Lease payments included in the measurement of the lease liability are made up of fixed payments and variable payments based on an index or rate.

Subsequent to initial measurement, the liability will be reduced by lease payments that are allocated between repayments of principal and finance costs. The finance cost is the amount that produces a constant periodic rate of interest on the remaining balance of the lease liability.

The lease liability is reassessed when there is a change in the lease payments. Changes in lease payments arising from a change in the lease term. The revised lease payments are discounted using the Company’s incremental borrowing rate at the date of reassessment when the rate implicit in the lease cannot be readily determined. The amount of the remeasurement of the lease liability is reflected as an adjustment to the carrying amount of the right-of-use asset.

Payments under leases can also change when change through an index or a rate used to determine those payments. The lease liability is remeasured only when the adjustment to lease payments takes effect and the revised contractual payments for the remainder of the lease term are discounted using an unchanged discount rate.

The remeasurement of the lease liability is dealt with by a reduction in the carrying amount of the right-of-use asset to reflect the full or partial termination of the lease for lease modifications that reduce the scope of the lease. Any gain or loss relating to the partial or full termination of the lease is recognized in profit or loss. The right-of-use asset is adjusted for all other lease modifications.

The Company has elected to account for short-term leases and leases of low-value assets using the practical expedients. Instead of recognizing a right-of-use asset and lease liability, the payments in relation to these are recognized as an expense in profit or loss on a straight-line basis over the lease term.

The Company as lessor

As a lessor the Company classifies its leases as either operating or finance leases.

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of the underlying asset and classified as an operating lease if it does not.

4.10	Intangible assets

Recognition of intangible assets

Concession rights

Concession rights correspond to payments made for the rights to operate assets under concession, which are stated at cost and are amortized over the terms specified in the corresponding agreements.

Software

Software licenses acquired are capitalized on the basis of costs incurred to acquire and install the specific software.

Grupo TMM, S.A.B. and Subsidiaries	20

Trademark

The trademark acquired in a business combination that qualifies for separate recognition is considered an intangible asset and is recorded at its fair value.

Subsequent measuring

All finite-lived intangible assets are accounted for using the cost model by which the net capitalized costs of their residual value are amortized using the straight-line method throughout their estimated useful lives, in the case of the concession rights; these are amortized according to the term specified in the corresponding agreement. The residual values and useful lives are reviewed at each reporting date. The trademark is considered an intangible asset with an indefinite life; therefore, it is subject to impairment tests annually as described in Note 13.

The amortization is included in the consolidated statement of operations as part of the depreciation, amortization, and loss on revaluation item. Subsequent expenditures to preserve software and trademarks are expensed as incurred.

4.11	Impairment testing of long-lived assets

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

Grupo TMM, S.A.B. and Subsidiaries	21

With the exception of the trademark, all assets are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist. An impairment loss is reversed if the asset’s or cash-generating unit’s recoverable amount exceeds its carrying amount.

4.12	Financial instruments

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

Subsequent measurement of financial assets

Financial assets at amortized cost

Financial assets are measured at amortized cost if the assets meet the following conditions:

•	they are held within a business model whose objective is to hold the financial assets and collect its contractual cash flows; and

•	the contractual terms of the financial assets give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Grupo TMM, S.A.B. and Subsidiaries	22

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

The Company assess impairment of trade receivables based on the characteristics of the business segment, when appropriate this assessment is made on a collective basis as they possess shared credit risk characteristics, they have been grouped based on the days past due. Refer to Note 26, for a detailed analysis of how the impairment requirements of IFRS 9 are applied.

Classification and measurement of financial liabilities

The Company’s financial liabilities include borrowings, trade and other payables. Financial liabilities are initially measured at fair value, and, where applicable, adjusted for transaction costs. Subsequently, financial liabilities are measured at amortized cost using the effective interest method.

All interest-related charges are included within finance costs or finance income.

4.13	Provisions, contingent liabilities and contingent assets

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

Grupo TMM, S.A.B. and Subsidiaries	23

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

4.14	Taxes on earnings

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

4.15	Statutory employee profit sharing

The statutory employee profit sharing is determined applying the rate of 10% on taxable income, adjusted as provided for by the Income Tax Law. The statutory employee profit sharing accrued is considered an ordinary expense associated with employee benefits.

4.16	Post-employment benefits and benefits for short-term employees

Post-employment benefits

Defined benefit plans

The seniority pension to which employees are entitled after 15 years of service and after having retired at the age of 60, are expensed in the years in which the services are rendered (see Note 23).

Grupo TMM, S.A.B. and Subsidiaries	24

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

4.17	Stockholders’ equity

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

The accumulated losses include the profit (loss) for the year and previous periods.

Other components of equity capital include:

•	revaluation surplus, including gains and losses from the revaluation of vessels and properties;

•	statutory reserve corresponds to the separation of earnings withheld for this reserve;

Grupo TMM, S.A.B. and Subsidiaries	25

•	additional paid-in capital is equivalent to the amount received in excess of the par value of the shares;

•	translation result represents the cumulative effect of the change in functional currency in previous years; and

•
actuarial gains and losses include experience adjustments (the effects of differences between the previous actuarial assumptions and what has actually occurred); and the effects of changes in actuarial assumptions.

4.18	Recognition of revenue, costs and expenses, and financing costs

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

Grupo TMM, S.A.B. and Subsidiaries	26

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

Grupo TMM, S.A.B. and Subsidiaries	27

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

Financing income and costs

Interest income and expense are reported as accrued using the effective interest method and are reported as part of the comprehensive financing cost.

4.19	Information by segments

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

The accounting policies Grupo TMM uses for segment reporting are the same as those used in its consolidated financial statements, with the exception that corporate assets which are not directly attributable to the business activities of any operating segment are not allocated. In the financial periods presented, this primarily applies to Grupo TMM’s corporate headquarters.

4.20	Significant management judgment in applying accounting policies and estimation uncertainty

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

Grupo TMM, S.A.B. and Subsidiaries	28

Evaluation of control, significant influence, and joint control

Management evaluates the terms of voting power with respect to its investees, the power to govern, decisions, contractual and legal agreements, upon determining if there is control, significant influence, and joint control. Significant judgment is required by evaluating some of these characteristics that can be modified over time (see Note 4.2).

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

Grupo TMM, S.A.B. and Subsidiaries	29

Leases – determination of the appropriate discount rate to measure lease liabilities

As noted above, the Company enters into leases with third-party landlords and as a consequence the rate implicit in the relevant lease is not readily determinable. Therefore, the Company uses its incremental borrowing rate as the discount rate for determining its lease liabilities at the lease commencement date. The incremental borrowing rate is the rate of interest that the Company would have to pay to borrow over similar terms which requires estimations when no observable rates are available.

These rates are, where necessary, then adjusted to reflect the credit worthiness of the entity entering into the lease and the specific condition of the underlying leased asset. The estimated incremental borrowing rate is higher than the parent company for leases entered into by its subsidiary undertakings.

Effect of estimation uncertainty:

The effect of a change in the incremental borrowing rate for leases entered into during the reporting period is shown in the table below:

Estimate	Change in estimate	Effect on right-of- use asset	Effect on lease liability
Incremental borrowing rate	1% increase in the rate	Reduces by $7,564	Reduces by $7,564

5	Acquisitions and disposals

Disposal of subsidiaries

Year 2020

Grupo TMM sold 100% of the shares of the subsidiaries Siremirta Corporate, S.A. de C.V., Ricalme Services, S.A. de C.V., Dogoubert, S.A.P.I. de C.V. (Split of TMM Logistics, S.A. de C.V.) and Judsony, S.A.P.I. de C.V. (Split of TMM Logistics, S.A. de C.V.) to an unrelated third party in 2020. The gain on the sale of these subsidiaries amounted to $451, which is shown in the item of ‘Other (expenses) income’ in the consolidated statements of profit or loss (see Note 19). The value of the net assets of those subsidiaries was immaterial as of the date of the sale.

Year 2019

Grupo TMM sold 100% of the shares of the subsidiaries Bamorau Servicios, S.A.P.I. de C.V. and Snekke, S.A. de C.V. (tugboats) to unrelated third parties in 2019.

Grupo TMM, S.A.B. and Subsidiaries	30

At the date of sale, the value of the assets of those subsidiaries and the consideration received was as follows:

	Snekke, S.A. de C.V. (a)	Bamorau Servicios, S.A.P.I. de C.V.	Total
Current assets
Other accounts receivable	$27,786	$-	$27,786
Other current assets	5,388	-	5,388
Total current assets	33,174	-	33,174

Non-current assets
Property	339,038	-	339,038
Total assets	$372,212	-	$372,212

Short-term liabilities
Other accounts payable	$25,243	-	$25,243
Total short-term liabilities	25,243	-	25,243

Long-term liabilities
Deferred income tax	58,920	-	58,920
Total liabilities	$84,163	-	$84,163

Total net assets	$288,049	-	$288,049

Consideration transferred	543,184	24,609	567,793
Gain on the disposition of subsidiaries	$255,135	$24,609	$279,744

In December 2019, in connection with the sale of Snekke, S.A. de C.V., and with the prior authorization of the Administración Portuaria Integral de Manzanillo, the Company transferred the rights to its concession to provide tugboat services in the port of Manzanillo in favor of the buyer, following which the Company stopped operating its tugboat business (see Note 11).

The gain on the sale of these subsidiaries is shown in the item of ‘Other (expenses) income’ (see Note 19).

These divestitures form part of the business plan and financial restructuring of Grupo TMM, which contemplates focusing its resources and operation in the specialized maritime and ports and terminals, through a more efficient operating structure.

Year 2018

Grupo TMM sold 100% of the shares of the subsidiaries Impact Engine, S.A. de C.V., Talocaan Services, S.A. de C.V., and Ditermax Corporate, S.A. de C.V. to an unrelated third party in 2018. These divestitures form part of the business plan of Grupo TMM, which contemplates focusing its resources and operation in the specialized maritime segment.

The gain on the sale of these subsidiaries amounted to $111,484, which is shown in the item of ‘Other (expenses) income’ in the consolidated statements of profit or loss (see Note 19). The value of the net assets of those subsidiaries was immaterial as of the date of the sale.

Grupo TMM, S.A.B. and Subsidiaries	31

Acquisition of subsidiaries

Year 2020

During 2020 no company was acquired.

Year 2019

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

Goodwill of $ 9,826 is mainly related to growth expectations, expected future profitability that the management of Grupo TMM estimated at the acquisition date. As of December 31, 2019, Grupo TMM’s management decided to impair goodwill in view that the operations will not generate cash flows for the next two years as the project continues and construction remains in progress. The impairment is presented in the consolidated statement of profit or loss as part of the item “Other (expenses) income” (see Note 19).

6	Cash and cash equivalents

Cash and cash equivalents as of December 31, 2020 and 2019, are summarized as follows:

	2020	2019
Cash on hand	$756	$902
Cash at banks	49,356	126,972
Short-term investments (a)	55,198	348,840
	$105,310	$476,714

Grupo TMM, S.A.B. and Subsidiaries	32

(a)	Includes fix-term deposits (promissory notes) and repurchase/resell agreements with terms up to 3 days.

Restricted cash

As of December 2020 and 2019, restricted cash represents the amounts $37,672 and $36,085, respectively, required to guarantee payments according to the obligations arising from the debt agreements for the acquisition of vessels and guarantee for the sale of Terminal Marítima de Tuxpan, S.A. de C.V.

7	Trade receivables

Trade receivables as of December 31, 2020 and 2019, are summarized as follows:

	2020	2019
Maritime
Shipyard	$40,979	$34,325
Tugboats	13,981	19,406
Parcel tankers	14,485	18,217
Offshore vessels	29,864	4,737
Bulk carrier	98	906
Others	-	173

Ports and terminals
Shipping agencies	331	128,300
Port services	7,152	10,732
Commercial leases	106	93

Logistics, warehousing and other businesses
Warehousing	27,145	44,820
Repair of containers	16,204	28,986
Automotive services	1,021	1,112
Other businesses	-	1,165
Total trade receivables	151,366	292,972
Contract assets	56,215	65,443
Allowance for doubtful accounts	(21,218)	(14,385)
	$186,363	$344,030

All amounts are short-term. The net carrying value of trade accounts receivables is considered a reasonable approximation to fair value.

The activity in the allowance for doubtful accounts is presented below:

	2020	2019
Balance as of January 1	$14,385	$22,303
Impairment loss for the period	20,140	-
Receivables written off during the year	-	(1,847)
Allowance cancelation recognized during the year	(13,307)	(6,071)
Balance as of December 31	$21,218	$14,385

Grupo TMM, S.A.B. and Subsidiaries	33

Note 26 includes disclosures related to credit risk exposures and the analysis related to the allowance for expected credit losses. In 2020 and 2019 the impairment loss was calculated applying the expected credit loss model in accordance with IFRS 9.

8	Other accounts receivable

Other accounts receivable as of December 31, 2020 and 2019, are summarized as follows:

	2020	2019
Current
Recoverable taxes	$203,503	$306,327
Services for port, maritime and other operations	54,288	93,692
Employees	4,495	4,698
Insurance claims	818	773
Others	1,157	16,280
	264,261	421,770
Non-current
Value added tax recoverable (a)	238,000	-
	$502,261	$421,770

(a)	During the 2020, the VAT recovery processes have been affected by practices of the tax authorities to extend the recovery periods.

9	Property, vessels and equipment

Property, vessels and equipment as of December 31, 2020 and 2019 are summarized as follows:

	2020
	Net balances at beginning of year	Additions	Disposals		Transfers and others		Depreciation / loss from revaluation	Net balances at year end	Estimated useful lives(years)
Vessels	$214,938	$-	$-		$(16,241)	(a)	$16,642	$182,055	25
Shipyard	232	-	-		-		42	190	40
Major vessel maintenance	15,180	-	-		5,871		14,193	6,858	2.5
Buildings and facilities	299,660	3,432	-		-		16,860	286,232	20 & 25
Warehousing equipment	205	616	-		-		371	450	10
Computer equipment	456	214	-		-		273	397	3 & 4
Terminal equipment	26,035	999	281		-		2,444	24,309	10
Ground transportation equipment	5,027	79	-		28		1,404	3,730	4,5 & 10
Other equipment	10,892	166	180		1		1,379	9,500
	572,625	5,506	461		(10,341)		53,608	513,721
Lands	1,597,923	-	-		336,422	(a)	-	1,934,345
Constructions in progress	114,872	22,869	31,804	(b)	(22,007)		-	83,930
	$2,285,420	$28,375	$32,265		$304,074		$53,608	$2,531,996

Grupo TMM, S.A.B. and Subsidiaries	34

	2019
	Net balances at beginning of year	Additions		Disposals		Transfers and others		Depreciation / loss from revaluation	Net balances at year end	Estimated useful lives(years)
Vessels	$782,673	$-		$200,119	(c), (g)	$(337,211)	(d)	$30,405	$214,938	25
Shipyard	275	-		-		-		43	232	40
Major vessel maintenance	41,611	1,753		12,317		(1,979)		13,888	15,180	2.5
Buildings and facilities	238,901	4,891		-		67,484	(e)	11,616	299,660	20 & 25
Warehousing equipment	255	419		-		-		469	205	10
Computer equipment	581	249		-		-		374	456	3 & 4
Terminal equipment	7,390	280		-		20,345		1,980	26,035	10
Ground transportation equipment	5,366	1,621		602		36		1,394	5,027	4,5 & 10
Other equipment	7,079	446		-		4,663		1,296	10,892
	1,084,131	9,659		213,038		(246,662)		61,465	572,625
Lands	1,146,252	-		-		451,671	(e)	-	1,597,923
Constructions in progress	83,054	38,622	(f)	-		(6,804)		-	114,872
	$2,313,437	$48,281		$213,038		$198,205		$61,465	$2,285,420

All the amounts for depreciation and for loss from revaluation are included as part of the depreciation, amortization, and loss from revaluation on the consolidated statements of profit or loss.

The accumulated depreciation on property, vessels and equipment at December 31, 2020 and 2019 is $290,056 and $261,862, respectively.

(a)	It is mainly comprised of the surplus for revaluation of land for $ 330,571 and a deficit for revaluation of vessels for $ 16,135.

(b)	Corresponds mainly to the cancellation of the project called “Terminal Quintana Roo”, derived from changes in the conditions of the project previously considered by Management.

(c)
On August 30, 2019, the sale of the vessel SMR Manzanillo to Bricor Servicios Portuarios Mexicanos, S.A. de C.V. by Transportación Marítima Mexicana, S.A. de C.V., a subsidiary of Grupo TMM, was complete for an amount of $15,703, generating a profit of $ 4,410.

(d)	It is comprised mainly of disposal of the TMM Colima vessel in the divestiture of Snekke, S.A. de C.V. of Grupo TMM for $339,038, which is partially offset by the revaluation surplus of $1,827.

(e)	Includes the surplus for revaluation of lands and properties for $310,833 and $66,518, respectively.

(f)	Corresponds to the construction of infrastructure for various projects related to the storage and transportation of hydrocarbons and refined petroleum products.

(g)
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

Grupo TMM, S.A.B. and Subsidiaries	35

Subsequently, in June 2019 the insurer declared the vessel ‘Subsea 88’ as a total loss. Given the result, the Company recognized the loss of the vessel for a total of $ 191,377, which was its book value as of that date.

If the cost model had been used, the revalued carrying amounts for vessels, land and properties as of December 31, 2020 and 2019, would be as follows:

	2020	2019
Vessels	$102,993	$108,414
Lands	715,616	715,616
Properties	140,360	147,747
	$958,969	$971,777

The revalued amounts include a revaluation surplus of $1,455,179 and $1,140,744 in 2020 and 2019, respectively, before taxes, which is not available for distribution to stockholders.

Fair value measurement

See Note 25 regarding the measuring of fair value for vessels and properties.

Guarantees

At the end of 2020 no vessel was under warranty, while at the end of 2019, the vessel ‘Olmeca’ was securing financial debt with ‘ACT Maritime, LLC’ (see Note 14).

At the end of 2020, there were three properties securing various bank loans, while at the end of 2019 there were two properties under guarantee. Likewise, as of December 31, 2020 and 2019, there was an RTG crane under guarantee with ‘PNC Bank, N.A.’.

Grupo TMM, S.A.B. and Subsidiaries	36

10	Leases

Right-of-use assets

	2020
	Warehouse	Cranes	Courtyards	Major vessel maintenance	Corporate building		Total
Gross carrying amount
Balance 1 January 2020	$83,968	$3,112	$60,035	$10,834	$513,735		$671,684
Additions	216,548	8,610	-	22,135	92,170		339,463
Disposals	12,875	-	-	10,834	513,735	(a)	537,444
Balance at 31 December 2020	287,641	11,722	60,035	22,135	92,170		473,703

Depreciation
Balance 1 January 2020	40,212	2,197	10,794	8,667	49,715		111,585
Disposals	1,884	-	-	10,834	62,146		74,864
Depreciation	44,708	4,960	11,701	6,317	15,064		82,750
Balance 31 December 2020	83,036	7,157	22,495	4,150	2,633		119,471
Carrying amount 31 December 2020	$204,605	$4,565	$37,540	$17,985	$89,537		$354,232

	2019
	Warehouse	Cranes	Courtyards	Major vessel maintenance	Corporate building	Total
Gross carrying amount
Balance 1 January 2019	$-	$-	$-	$-	$-	$-
Additions	83,968	3,112	60,035	10,834	513,735	671,684
Disposals	-	-	-	-	-	-
Balance at 31 December 2019	83,968	3,112	60,035	10,834	513,735	671,684

Depreciation
Balance 1 January 2019	-	-	-	-	-	-
Disposals	-	-	-	-	-	-
Depreciation	40,212	2,197	10,794	8,667	49,715	111,585
Balance 31 December 2019	40,212	2,197	10,794	8,667	49,715	111,585
Carrying amount 31 December 2019	$43,756	$915	$49,241	$2,167	$464,020	$560,099

(a)
It corresponds to the cancellation of the rental agreement of the former corporate headquarters located on Av. De la Cuspide, which generates an effect on profit or loss in the amount of $113,469, which is presented in the caption of other (expenses) income (See note 19). In accordance with the agreement, the Company is bound to pay an amount of 158 thousand dollars monthly for 4 years, which will be conditioned to the rent or sale by the lessor of the real property.

Grupo TMM, S.A.B. and Subsidiaries	37

Lease liabilities

As of December 31, 2020 and December 31, 2019, the information on leases is summarized below:

	2020
	Short-term	Long-term
Payable in Mexican pesos
Warehouse	$33,916	$174,894
Cranes	4,272	488
Courtyards	8,260	33,030
Major vessel maintenance	6,490	13,214

Payable in US dollars
Corporate building	5,307	75,642
	$58,245	$297,268

	2019
	Short-term	Long-term
Payable in Mexican pesos
Warehouse	$32,673	$14,094
Cranes	963	-
Courtyards	10,285	41,248
Major vessel maintenance	2,269	-

Payable in US dollars
Corporate building	14,388	471,439
	$60,578	$526,781

Grupo TMM has leased its corporate headquarters building, warehouses for the storage service, cranes for the logistics services and a major vessel maintenance. With the exception of short-term leases and low-value underlying assets, each lease is reflected on the consolidated statement of financial position as a right-of-use asset and a lease liability.

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

Grupo TMM, S.A.B. and Subsidiaries	38

The table below describes the nature of Grupo TMM’s leasing activities by type of right-of-use asset recognized in the consolidated statement of financial position:

Right-of-use asset	No. of right-of-use assets leased	Range of remaining term (years)	No. of leases with extension options	No. of leases with purchase option	No. of leases with variable payments linked to an index	No. of leases with termination options
Corporate headquarters	1	8	-	-	1	-
Warehouse	6	1 - 5	2	-	6	-
Courtyards	5	1 – 6	5	-	5	-
Cranes	1	2	-	-	-	-
Major vessel maintenance	1	4	-	-	-	-

Lease liabilities are secured with related underlying assets. Future minimum lease payments at 31 December 2020 and 2019 were as follows:

	Within the 1st year	1 to 3 years	3 to 5 years	After 5 years	Total
Balance at December 31, 2020
Lease payments	$95,914	$178,415	$152,179	$54,620	$481,128
Financial charges	(37,669)	(55,149)	(23,783)	(9,014)	(125,615)
Present values, net	$58,245	$123,266	$128,396	$45,606	$355,513

Balance at December 31, 2019
Lease payments	$121,847	$185,494	$198,259	$427,355	$932,955
Financial charges	(61,269)	(108,101)	(87,429)	(88,797)	(345,596)
Present values, net	$60,578	$77,393	$110,830	$338,558	$587,359

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

The expense relating to payments not included in the measurement of the lease liability is as follows:

	2020	2019
Short-term leases (a)	$307,643	$296,770
Leases of low-value assets	4,820	3,696
	$312,463	$300,466

(a)	Corresponds to the leasing of parcel and bulk carrier vessels.

At December 31, 2020, Grupo TMM was committed on short-term leases and total commitment at that date was $95,914.

Grupo TMM, S.A.B. and Subsidiaries	39

At December 31, 2020 Grupo TMM had no lease commitments that had not yet started.

Total cash outflow for leases for the years ended December 31, 2020 and 2019 were $402,892 and $434,710, respectively.

11	Concession rights

As of December 31, 2020 and 2019, the concession rights are as follows:

	2020	2019	Years to amortize
Administración Portuaria Integral de Acapulco (a)	$94,607	$94,607	10
Transportación Marítima Mexicana (b)	-	-	-
	94,607	94,607
Accumulated amortization	(92,715)	(88,931)
Concession rights, net	$1,892	$5,676

(a)
As of December 31, 2020 and 2019, the Company holds concession to operate the cruise and vehicle terminal at the port of Acapulco, Guerrero. Under this concession agreements, the Company is obliged to keep the facilities included in the concession in good condition, as well as making monthly payments (fixed and variable), related to the operation (see Note 28).

At December 31, 2020 and 2019, the Company was in compliance with its obligation to maintain the concession facilities in good condition.

The amortization of the concession rights was $3,784 for the years ended December 31, 2020 and 2019. Monthly payments to the Administración Portuaria Integral de Acapulco were $7,507 and $7,536 in 2020 and 2019, respectively.

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

Grupo TMM, S.A.B. and Subsidiaries	40

12	Intangible assets

Intangible assets as of December 31, 2020 and 2019, are summarized as follows:

	2020
	Net balances at beginning of year	Additions		Transfers and others	Amortization	Net balances at year end	Estimated useful life (years)
Software	$15,956	$10,508	(b)	$-	$742	$25,722	3 y 5
Trademark (a)	125,528	-			-	125,528	Indefinite
	$141,484	$10,508		$-	$742	$151,250

	2019
	Net balances at beginning of year	Additions	Transfers and others	Amortization	Net balances at year end	Estimated useful life (years)
Software	$909	$19,048	$-	$4,001	$15,956	3 y 5
Trademark (a)	125,528	-	-	-	125,528	Indefinite
	$126,437	$19,048	$-	$4,001	$141,484

(a)
Corresponds to the rights on the Marmex trademark associated with the specialized maritime division segment, specifically the offshore vessels operation. This trademark is subject to annual impairment testing (see Note 13).

(b)	Corresponds mainly to the SAP Hana system upgrade project.

The accumulated amortization of intangible assets as of December 31, 2020 and 2019, is $3,850 and $7,096, respectively.

13	Impairment of long-lived assets

As of December 31,2020, and 2019, Grupo TMM had performed annual impairment tests. The recoverable amounts of the cash generating units were determined based on calculations of the value in use and fair value less costs of sale as follows:

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

The recovery value for these assets was determined as the higher between their value in use and their market value, less selling costs. As of December 31, 2020, and 2019, no impairment losses were determined for these assets.

Grupo TMM, S.A.B. and Subsidiaries	41

Properties

The recoverable value of properties was determined as their fair value less costs of sale, which are considered immaterial in terms of the fair value. The determination of fair value is described in Note 25. At December 31, 2020 and 2019, no impairment losses were determined for these assets.

Corporate assets and other long-lived assets

These assets are not identified with any cash-generating unit, therefore these were evaluated at the Grupo TMM level. The recoverable amount of these assets was determined as their value in use. At December 31, 2020 and 2019, no impairment losses were determined for these assets.

The recoverable amounts for cash-generating units were determined based on calculations of the value in use, covering a detailed three-year projection, followed by an extrapolation of the cash flows expected for the useful lives remaining for the assets using the growth rates determined by Management.

The present value of the cash flows expected for each segment was determined applying an appropriate discount rate.

	2020		2019
	Growth rate	Discount rate	Growth rate	Discount rate
Vessels	2.00%	7.45%	2.00%	7.19%

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

Grupo TMM, S.A.B. and Subsidiaries	42

14	Financial assets and liabilities

Categories of financial assets and liabilities

The financial assets and liabilities as of December 31, 2020 and 2019, are summarized as follows:

	2020	2019
Financial assets
Valued at amortized cost
Cash and cash equivalents	$105,310	$476,714
Restricted cash	37,672	36,085
Trade receivables	130,148	278,587
Other accounts receivable	60,758	115,443
Related parties	42,228	163,344
Total current financial assets	$376,116	$1,070,173

Financial liabilities
Valued at amortized cost
Short-term portion of the financial debt	$129,085	$139,189
Trade payables	228,959	262,159
Accounts payable and accrued expenses	486,827	461,892
Related parties	1,458	87,573
Total short-term portion of the financial debt	846,329	950,813
Long-term financial debt	53,644	118,737
Total financial liabilities	$899,973	$1,069,550

As of December 31, 2020, and 2019, the carrying value of the financial assets and liabilities at amortized cost is considered similar to their fair value.

Grupo TMM, S.A.B. and Subsidiaries	43

Financial debt

The information for financing as of December 31, 2020 and 2019 is summarized as follows:

	2020		2019
	Short-term	Long-term	Short-term	Long-term
Payable in Mexican pesos
Daimler Financial Services México, S. de R.L. de C.V.	$16,333	$-	$9,504	$9,074
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

In order to face the effects of the Covid-19 pandemic, the Company obtained two grace periods of 3 months each for the principal payment from April to September 2020, extending the term of the loan to January 2022.

The Company is currently in the process of negotiating with the finance company to restructure the debt repayment schedule.
Banco Autofin México, S.A. Institución de Banca Múltiple	23,352	12,773	23,319	28,477
Five lines of credit with mortgage surety for $45.8, $34.6, $25.5, $21.6, and $8.4 million at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of principal and interest, maturing September 2021.

On November 26, 2018, a new line of credit was drawn down in the amount of $20 million at a variable rate at 28-day TIIE, plus 550 base points, due November 2023.

In order to face the effects of the Covid-19 pandemic, the Company obtained a grace period of 6 months in the payment of principal of 4 of the 6 lines, the period applies from the months of January to June of 2020, extending the maturity of those lines correspondingly.
INPIASA, S.A. de C.V. (a)	1,435	-	1,566	1,044
Contract for line of credit, the first for $15.7 million at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of principal and interest, and maturing August 2021.

HSBC, S.A. (a)	951	-	1,629	543
$9.77 million line of credit at a variable rate of the 28-day TIIE plus 300 points, with monthly payments of principal and interest, and maturing April 2021.

In order to face the effects of the Covid-19 pandemic, the Company obtained a grace period of 3 months in the payment of principal from the months of May to July 2020, extending the term of each credit line 3 months.

Banco del Bajío, S.A. Intemza (a)	211	-	842	-
$9.36 million line of credit at a variable rate of the 28-day TIIE plus 250 points, with monthly payments of principal and interest, and maturing August 2020.

In order to face the effects of the Covid-19 pandemic, the Company obtained a 6-month grace period in the payment of principal from April to September 2020, extending the term of each credit line 6 months.
Banco del Bajío, S.A. (a)	-	-	23,227	-
$24.0 million line of credit at a variable rate of the 28-day TIIE plus 600 points, with monthly payments of principal and interest; and maturing in March 2020.

Grupo TMM, S.A.B. and Subsidiaries	44

	2020		2019
	Short-term	Long-term	Short-term	Long-term

Banco del Bajío, S.A.	1,714	9,571	-	-
$12.0 million line of credit line with a mortgage guarantee for $30.0 million, variable rate of TIIE 28 days plus 600 points, with monthly payments of principal and interest, maturing in July 2027.

Portafolio de Negocios, S.A. de C.V. SOFOM	2,738	6,334	-	-
Line of credit for $10.0 million with a fixed rate of 15.0%, with monthly payments of principal and interest; maturity in July 2023, without prepayment penalty.

Other investors	12,000	-	-	-
Two unsecured loans were contracted, each for $6.0 million at a fixed rate of 15.0% per annum, with principal and interest payments due, originally in October 2020. The Company is in negotiation extending the payment term, as well as the conditions of both credits.

Interest payable	563	-	410	-
	59,297	28,678	60,497	39,138

Total financial debt in Mexican pesos
ACT Maritime, LLC	-	-	15,843	57,349
A line of credit at 5 years was contracted in September 2018 in the amount of $5.52 million dollars with a variable Libor rate at 90 days plus 750 points, with quarterly payments of principal and interest, due September 2023. The total credit line that it had with DVB Bank America NV was totally liquidated with the proceeds of this line.

In December 2020, the Company prepaid the total credit line, with the advance received for the sale of the Olmeca vessel (see Note 29).

Others	59,806	-	56,618	-

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

A new rescheduling of payments and unpaid balance amounting to $4.5 million dollars was formalized in July 2018, with an 11.25% fixed rate with monthly interest payments. The principal amounting to $500 thousand dollars was paid in July 2018, and the balance of $4 million dollars is due in July 2019.

Grupo TMM, S.A.B. and Subsidiaries	45

	2020		2019
	Short-term	Long-term	Short-term	Long-term

In order to improve the amortization profile, the Company continued its negotiations with creditors to define a new amortization schedule. On December 20, 2019, the payment of $ 1.0 million dollars was made.

In July 2020, the rescheduling of payments for $3.0 million dollars was formalized, with a fixed rate of 11.25% with monthly payments of interest and principal due in July 2021. The Company is in negotiations to improve the conditions and amortization profile of the balance of the current credit.
Hewlett Packard	4,180	14,679	2,354	9,263
Two lines of credit for $607.8 dollars and $201.6 dollars, at a fixed rate of 6.84% and 6.13%, monthly payments of principal and interest on unpaid balances and maturing in March and October 2024, respectively.

In order to face the effects of the Covid-19 pandemic, the Company obtained a grace period of 3 months in the payment of principal for the months of May to July, extending the term of each credit line 3 months.

In order to continue with the Company’s technological transformation strategy, 3 additional simple credit lines were contracted for $86.6 thousand dollars, $96.9 thousand dollars and $ 252.1 thousand dollars, at a fixed rate of 5.96%, 7.16% and 4.58% fixed annual, respectively, monthly payments of principal and interest on unpaid balances and maturing in March, April and August 2025.

PNC, Bank, N.A.	3,429	10,287	3,246	12,987
Line of credit with collateral for $860 thousand dollars, at a fixed rate of 4.40%, semiannual payments of principal and interest on unpaid balances and maturing in July 2024.

Interest payable	2,373	-	631	-
Total financial debt in US dollars	69,788	24,966	78,692	79,599
Total financial debt	$129,085	$53,644	$139,189	$118,737

(a)
They correspond to judicial and private agreements signed for the debt recognition with respect to Deposit Certificates secured and backed by Almacenadora de Depósito Moderno, S.A. de C.V. (ADEMSA), a related party.

Covenants

Some of the agreements related to the abovementioned loans contain certain covenants including the observance of certain financial ratios, restrictions on dividend payments, and sales of assets, among others. As of December 31, 2020, and 2019, Grupo TMM and subsidiaries complied with the covenants set forth in those contracts.

The interest expense on the financial debt was $38,558 and $69,796 for the periods of twelve months ended December 31, 2020 and 2019, respectively.

Grupo TMM, S.A.B. and Subsidiaries	46

The maturity of the long-term financial debt as of December 31, 2020 and 2019 is as follows:

Maturity	2020	2019
2021	$-	$57,017
2022	23,638	31,861
2023	16,315	25,427
2024	8,275	4,427
2025	2,703	5
2026	2,713	-
	$53,644	$118,737

15	Balances and transactions with related parties

The accounts payable and transactions with related parties as of December 31, 2020 and 2019 are summarized as follows:

	2020		2019
	Receivable	Payable	Receivable	Payable
TMM División Marítima, S.A. de C.V. (a)	$42,228	$-	$163,344	$-
SSA México, S.A. de C.V. (b)	-	1,458	-	87,573
	$42,228	$1,458	$163,344	$87,573

(a)	The accounts receivable is related to the maritime services provided to TMM DM by Grupo TMM. In September 2020, the Company agreed through an agreement with this related party to forgive $98,859.

(b)	The accounts payables to SSA México, S.A. de C.V. are largely due to subagency services that this related party provides to Grupo TMM.

The most relevant transactions with related parties as of December 31, 2020, 2019 and 2018 are summarized as follows:

	2020	2019	2018
Revenue:
Maritime services (a)	$131,137	$159,772	$187,426
Shipping agency services (b)	499	758	-
Leases (c)	-	-	66
	$131,636	$160,530	$187,492

Costs:
Sub-agency commissions (d)	$107,692	$264,743	$-

Expenses:
Other expenses (e)	$440	$391	$366

(a)	Maritime services between TMM Dirección Corporativa, S.A. de C.V, subsidiary of Grupo TMM, and TMM DM.

(b)	Shipping agency services between Administradora Marítima TMM, S.A.P.I. de C.V., subsidiary of Grupo TMM, and TMM DM.

(c)	Grupo TMM, S.A.B. leasing operation with SSA México, S.A. de C.V. in Acapulco, Guerrero.

(d)	Shipping agency servicies provided by SSA México, S.A. de C.V. to Administradora Marítima TMM, S.A.P.I. de C.V.

(e)	Management consulting provided by SSA México, S.A. de C.V. to Administración Portuaria Integral de Acapulco, S.A. de C.V.

Grupo TMM, S.A.B. and Subsidiaries	47

Transactions involving executive personnel for the years ended December 31, 2020, 2019 and 2018, include the following expenses:

	2020	2019	2018
Short-term benefits
Salaries	$36,003	$40,851	$33,790
Social security costs	1,633	497	462
	$37,636	$41,348	$34,252

16	Accounts payable and accrued expenses

Accounts payable and accrued expenses at December 31, 2020 and 2019, are shown as follows:

	2020	2019
General expenses	$259,151	$212,595
Operating expenses	57,929	96,004
Purchased services	89,976	95,470
Taxes payable	38,281	37,637
Salaries and wages	924	3,256
Others	78,847	54,567
	$525,108	$499,529

17	Stockholders’ equity

Capital stock

As of December 31, 2020, and 2019, the Company’s capital stock is comprised of 102,182,841 shares outstanding, registered, without par value, and with voting rights, which may be held by Mexican nationals, investors, or companies that include in their bylaws the exclusion of foreigners clause. Foreigners may acquire economic rights in the Company’s common shares through ordinary participation certificates (‘CPOs’), with each CPO corresponding to one common share.

In the United States, the Company’s ADSs, each representing five CPOs, trade on the OTC market under the symbol GTMAY. The underlying TMM common shares for the ADSs are traded on the Mexican Stock Exchange under the listing code TMM A.

Grupo TMM, S.A.B. and Subsidiaries	48

Net tax profit account (CUFIN)

As of December 31, 2020, and 2019, the restated balance of the Net Taxable Income Account (CUFIN for its acronym in Spanish) of the Parent Company amounts to $3,727,180 and $3,613,359, respectively, which was generated up to December 31, 2013. No new balances have been generated in this account thereafter.

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

Capital decreases

As of December 31, 2020, and 2019, the current balance in the Capital Contribution Account (CUCA for its acronym in Spanish) is $4,868,700 y $4,720,020, respectively. In the event of capital reimbursement or decreases in favor of stockholders, the surplus for said reimbursement on this amount will be treated as a distributed earning.

In the event the equity capital exceeds the balance in the CUCA, the difference will be considered a dividend or distributed earning subject to the payment of income tax. If the earnings in reference come from the CUFIN, there will be no corporate tax due for the capital decrease or reimbursement. Otherwise, these will be treated as dividends or distributed earnings.

Other components of equity

Details of other components of equity as of December 31, 2020 and 2019, as follows:

	Statutory reserve	Defined benefit plan	Premium on convertible obligations	Translation result	Revaluation surplus		Total
Balance as of December 31, 2018	$216,948	$(125,417)	$77,106	$(247,668)	$785,975		$706,944
Revaluation of assets	-	-	-	-	379,420		379,420
Defined benefit plan	-	2,354	-	-	-		2,354
Reclassification from disposal of properties and depreciation	-	-	-	-	(202,228)	(a)	(202,228)
Total before taxes	-	2,354	-	-	177,192		179,546

Tax expense	-	(706)	-	-	(113,826)		(114,532)
Total net of taxes	-	1,648	-	-	63,366		65,014
Balance as of December 31, 2019	216,948	(123,769)	$77,106	$(247,668)	$849,341		$771,958

Grupo TMM, S.A.B. and Subsidiaries	49

	Statutory reserve	Defined benefit plan	Premium on convertible obligations	Translation result	Revaluation surplus		Total
Revaluation of assets	-	-	-	-	314,436	(b)	314,436
Defined benefit plan	-	10,953	-	-	-		10,953
Reclassification from revaluation of assets		-			(55)	(a)	(55)
Total before taxes	-	10,953	-	-	314,381		325,334

Tax expense	-	(3,286)	-	-	(94,331)		(97,617)
Total net of taxes	-	7,667	-	-	220,050		227,717
Balance as of December 31, 2020	$216,948	$(116,102)	$77,106	$(247,668)	$1,069,391		$999,675

(a)
It corresponds to the reclassification of the revaluation surplus to accumulated losses from the sale of properties and disposals of vessels, as well as the depreciation for the period of revaluation of properties and vessels.

(b)
Corresponds to the revaluation of the land of the project called “Liquid Storage Terminal”, derived from changes in the conditions of the project generated by obtaining permits, the revaluation allows the Management to know the fair value of the property based on at its best use.

18	Revenues

The revenues as of December 31, 2020, 2019 and 2018, are summarized as follows:

	2020	2019	2018
Maritime
Parcel tankers	$340,767	$287,140	$312,305
Maritime administration services	131,136	159,772	187,426
Shipyard	100,864	164,917	138,517
Bulk carrier	85,085	162,897	144,664
Tugboats	-	81,707	70,037
Offshore vessels	93,373	12,072	56,506

Ports and terminals
Port services	41,659	90,144	101,688
Shipping agencies	27,530	79,695	64,283

Logistics, warehousing and other businesses
Repair of containers	196,584	211,171	234,534
Warehousing	139,042	171,867	160,991
Intermodal terminal	41,794	49,157	47,581
Automotive services	5,447	5,144	4,534
Total consolidated revenue	$1,203,281	$1,475,683	$1,523,066

Grupo TMM, S.A.B. and Subsidiaries	50

The Company’s revenues do not show any particular grouping characteristic, such as by type of customer (government and private), geographic zone, etc. The main grouping is shown based on the type of revenue for each segment. Moreover, as discussed in Note 4.18, all of the Company’s revenues are recognized over time.

19	Other (expenses) income

Other (expenses) income as of December 31, 2020, 2019 and 2018, is summarized as follows:

	2020	2019	2018
Gain (loss) from the sale of subsidiaries (see Note 5)	$451	$279,744	$111,484
Recoveries of taxes paid in prior years, net of expenses for recovery	(11,145)	(16,595)	(3,919)
Cancellation of projects	(31,804)	(18,944)	(5,604)
Forgiveness of accounts receivable	(98,859)	-	-
Expenses related to the cancellation of the corporate building lease	(113,469)	-	-
Goodwill impairment (see Note 5)	-	(9,826)	-
Other, net	(2,399)	(472)	664
	$(257,225)	$233,907	$102,625

20	Interest expense and other financial costs

This line at December 31, 2020, 2019 and 2018, is comprised as follows:

	2020	2019	2018
Interest on financial debt	$38,558	$69,796	$80,580
Interest expense on leasing arrangements	33,535	70,225	-
Other financial expenses	2,066	5,303	2,146
Amortization of transaction cost associated with financial debt	1,495	1,551	2,164
	$75,654	$146,875	$84,890

21	Income tax and tax loss carryforwards

Income Tax

Results for the year

Grupo TMM and Subsidiaries incurred combined tax losses for the years ended December 2020 and 2019, in the amounts of $(383,647) and $(397,746), respectively. Most of the companies that generated taxable income fully offset them against tax losses from prior years. Income tax recognized in profit or loss corresponds to subsidiaries that generated taxable income of $36,243 and $48,373, respectively.

The difference between taxable and book income is due primarily to the net effect of the gain or loss on inflation recognized for tax purposes, the difference between tax and book amortization and depreciation, non-deductible expenses, as well as certain temporary differences reported in different periods for financial and tax purposes.

Grupo TMM, S.A.B. and Subsidiaries	51

In accordance with the currently enacted Income Tax Law, the rate for 2018, 2019, 2020, and subsequent years is 30%.

The provision for income tax recognized in the statement of profit or loss for the years ended December 31, 2020, 2019 and 2018, is as follows:

	2020	2019	2018
Income tax	$(10,873)	$(14,512)	$(4,799)
Income tax (agreement) (a)	-	(85,196)	-
Deferred income tax	30,207	35,133	-
Total income tax expense	$19,334	$(64,575)	$(4,799)

(a)
During 2019, Grupo TMM agreed with the Tax Administration Service to resolve the Company’s outstanding tax liabilities for the fiscal year 2010 through payment of 2.6 million pesos over a period of 36 months beginning in November 2019.

The reconciliation between the provision for income tax based on the statutory income tax rate and the provision recorded by the Company at December 31, 2020, 2019 and 2018, is as follows:

	2020	2019	2018
(Loss) profit before taxes	$(422,490)	$95,867	$28,348
Income tax	126,747	(28,760)	(8,504)
Increase (decrease) from:
Difference in depreciation and amortization	(86,033)	(180,395)	(56,356)
Revaluation surplus	94,331	113,826	(48,424)
Income recognized in advance	-	-	(62)
Materials and supplies	3,625	(31,073)	(19,888)
Inflationary and currency exchange effects on monetary assets and liabilities, net	(4,035)	1,236	(26,686)
Tax losses – net	12,054	19,277	206,485
Provisions and allowance for doubtful accounts	(78,527)	54,214	(44,609)
Forgiveness of accounts receivable	(29,658)	-	-
Difference between the tax and book value for the sale of assets	(14,276)	(13,133)	(15,551)
Difference between the tax and book value for the sale of shares of subsidiaries	(104)	97,284	20,800
Non-deductible expenses	(4,790)	(11,855)	(12,004)
Income tax (agreement)	-	(85,196)	-
Benefit (provision) for income tax	$19,334	$(64,575)	$(4,799)

Grupo TMM, S.A.B. and Subsidiaries	52

The components of deferred tax liability at December 31, 2020 and 2019, are comprised as follows:

	2020	2019
Portion of tax loss carryforwards for subsequent years	$350,272	$338,218
Inventories and provisions – net	41,080	51,657
Concession rights and property, vessels and equipment	(706,976)	(638,089)
Total deferred tax liability	$(315,624)	$(248,214)

As of December 31, 2020, the Company’s Management carried out the evaluation of the amount of tax losses that will be recoverable and determined based on projections that the effect of the deferred tax asset determined in the year will be realized at 51% based on the information available at the date of issuance of the consolidated financial statements.

Tax loss carryforwards

As of December 31, 2020, Grupo TMM and its subsidiaries, report the following cumulative tax losses, which are restated applying the National Consumer Price Index (NCPI) factors in accordance with Mexican law.

Year in which the loss was incurrred	Amounts	Year of expiration
2011	$66,483	2021
2012	168,689	2022
2013	199,466	2023
2014	142,463	2024
2015	69,170	2025
2016	410,181	2026
2017	103,125	2027
2018	216,620	2028
2019	491,902	2029
2020	434,618	2030
	$2,302,717

22	Segment reporting

The Company operates in the following segments: i) specialized maritime transportation, ii) logistics, iii) ports and terminals and iv) warehousing. Specialized maritime transportation operations (‘Specialized Maritime Division’) include transportation of bulk liquid products, materials and provisions for drilling platforms, and until December 31, 2019 towing services for ships. Logistics operations (‘Logistics Division’) include the operations of logistics solutions services and container and railcar maintenance and repair services. Operations at ports and terminals (‘Ports and Terminals Division’) include loading and unloading, storage at maritime port terminals, and shipping agency operations. Warehousing operations (‘Warehousing Division’) include storage and management of the facilities and bonded warehouses. There are no changes in the measuring methods used to calculate the earnings reported for each segment. The information for each operating segment is as follow:

Grupo TMM, S.A.B. and Subsidiaries	53

	Specialized maritime division	Logistics division	Ports and terminals division	Warehousing division	Other businesses and shared accounts	Total consolidated

December 31, 2020
Revenue	$751,225	$243,825	$69,189	$139,042	$-	$1,203,281
Costs and expenses	(634,919)	(217,699)	(74,521)	(110,309)	-	(1,037,448)
Corporate expenses	-	-	-	-	(96,345)	(96,345)
Depreciation and amortization	(41,764)	(22,571)	(15,423)	(45,261)	(16,032)	(141,051)
Transportation profit (loss)	$74,542	$3,555	$(20,755)	$(16,528)	$(112,377)	$(71,563)
Costs, expenses and revenue not allocated						(331,593)
Net profit for the year						$(403,156)

Total assets by operating segment	$1,060,473	$250,188	$1,664,819	$539,521	$-	$3,515,001
Shared assets	-	-	-	-	515,546	515,546
Total assets	$1,060,473	$250,188	$1,664,819	$539,521	$515,546	$4,030,547

Total liabilities by operating segment	$363,098	$141,723	$498,233	$345,091	$-	$1,348,145
Shared liabilities	-	-	-	-	434,994	434,994
Total liabilities	$363,098	$141,723	$498,233	$345,091	$434,994	$1,783,139

Total capital expenditures by segment	$7,608	$33	$5,137	$4,086	$-	$16,864
Shared capital expenditures	-	-	-	-	11,511	11,511
Total capital expenditures	$7,608	$33	$5,137	$4,086	$11,511	$28,375
December 31, 2019
Revenue	$868,505	$265,472	$169,839	$171,867	$-	$1,475,683
Costs and expenses	(652,157)	(232,386)	(122,882)	(132,792)	-	(1,140,217)
Corporate expenses	-	-	-	-	(173,726)	(173,726)
Depreciation and amortization	(66,306)	(19,474)	(15,186)	(41,516)	(40,398)	(182,880)
Transportation profit (loss)	$150,042	$13,612	$31,771	$(2,441)	$(214,124)	$(21,140)
Costs, expenses and revenue not allocated						52,432
Net profit for the year						$31,292

Total assets by operating segment	$1,285,751	$266,079	$1,763,135	$386,418	$-	$3,701,383
Shared assets	-	-	-	-	862,392	862,392
Total assets	$1,285,751	$266,079	$1,763,135	$386,418	$862,392	$4,563,775

Total liabilities by operating segment	$431,893	$158,203	$567,030	$173,616	$-	$1,330,742
Shared liabilities	-	-	-	-	810,241	810,241
Total liabilities	$431,893	$158,203	$567,030	$173,616	$810,241	$2,140,983

Total capital expenditures by segment	$12,048	$598	$24,086	$494	$-	$37,226
Shared capital expenditures	-	-	-	-	11,055	11,055
Total capital expenditures	$12,048	$598	$24,086	$494	$11,055	$48,281

Grupo TMM, S.A.B. and Subsidiaries	54

	Specialized maritime division	Logistics division	Ports and terminals division	Warehousing division	Other businesses and shared accounts	Total consolidated
December 31, 2018
Revenue	$909,455	$286,649	$165,971	$160,991	$-	$1,523,066
Costs and expenses	(727,535)	(248,364)	(106,993)	(165,388)	(473)	(1,248,753)
Corporate expenses	-	-	-	-	(198,404)	(198,404)
Depreciation and amortization	(59,451)	(2,772)	(9,616)	(1,305)	(7,133)	(80,277)
Transportation profit (loss)	$122,469	$35,513	$49,362	$(5,702)	$(206,010)	$(4,368)
Costs, expenses and revenue not allocated						27,917
Net profit for the year						$23,549

Total assets by operating segment	$1,820,844	$240,024	$866,849	$294,326	$-	$3,222,043
Shared assets	-	-	-	-	559,041	559,041
Total assets	$1,820,844	$240,024	$866,849	$294,326	$559,041	$3,781,084

Total liabilities by operating segment	$887,042	$159,956	$280,473	$66,583	$-	$1,394,054
Shared liabilities	-	-	-	-	262,772	262,772
Total liabilities	$887,042	$159,956	$280,473	$66,583	$262,772	$1,656,826

Total capital expenditures by segment	$42,745	$592	$13,176	$582	$-	$57,095
Shared capital expenditures	-	-	-	-	29,188	29,188
Total capital expenditures	$42,745	$592	$13,176	$582	$29,188	$86,283

23	Employee benefits

Expense for employee benefits

The expenses recognized for employee benefits are:

	2020	2019	2018
Salaries, benefits and inherent	$317,776	$320,827	$347,403
Pensions – defined benefit plans	23,623	22,873	21,211
	$341,399	$343,700	$368,614

The long-term liabilities recognized for pensions and other employee remunerations in the consolidated statement of financial position are comprised as follows:

	2020	2019
Long-term:
Pensions and seniority premium	$136,832	$141,014
Termination of employment	13,365	10,467
	$150,197	$151,481

The short-term liabilities for employee benefits, are included in the line ‘Accounts payable and accrued liabilities’ in the consolidated statements of financial position, which at December 31, 2020 and 2019, amount to $924 and $3,256, respectively.

Grupo TMM, S.A.B. and Subsidiaries	55

Remunerations on the termination of employment

The seniority premiums and the retirement plan (‘pensions’) obligations are based on actuarial calculations using the projected unit credit method. Pension benefits are based mainly on years of service, age, and salary level upon retirement.

The amounts charged to operations include the amortization of the cost of past services over the average time of service remaining. The Company continues with its policy of recognizing actuarial losses and gains for seniority premiums and pensions in the consolidated statement of operations, the actuarial (loss) gain net of taxes for 2020 and 2019 was $7,667 and $1,648, respectively.

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

The details of the net cost for the period for seniority premiums and termination of employment, and also the basic actuarial estimates for the calculation of these labor obligations is shown as follows:

	2020		2019
	Pensions and seniority premiums	Termination of employment	Pensions and seniority premiums	Termination of employment
Current service cost	$4,541	$1,727	$4,709	$2,178
Interest cost	11,892	867	13,643	2,343
Net cost for the period	$16,433	$2,594	$18,352	$4,521

Grupo TMM, S.A.B. and Subsidiaries	56

At December 31, 2020 and 2019, the reserve for pensions and seniority premiums, and also for the termination of employment, is comprised as follows:

	2020		2019
	Pensions and seniority premiums	Termination of employment	Pensions and seniority premiums	Termination of employment
Defined benefit obligations	$139,763	$13,365	$144,044	$10,467
Plan assets	(2,931)	-	(3,030)	-
Total reserve	$136,832	$13,365	$141,014	$10,467

As of December 31, 2020, and 2019, the defined benefit obligations (DBO) for pensions and seniority premiums, and also for the reserve for termination of employment, are comprised as follows:

	2020		2019
	Pensions and seniority premiums	Termination of employment	Pensions and seniority premiums	Termination of employment
DBO at beginning of period	$144,044	$10,467	$154,128	$25,604
Current service cost	4,541	1,727	4,709	2,178
Interest cost	11,892	867	13,643	2,343
Benefits paid	(2,072)	(70)	(338)	-
Benefits paid from plan assets	(7,315)	-	(7,617)	-
Miscellaneous	-	-	(304)	-
Past service cost	-	-	(16,822)	(21,365)
Actuarial gain or losses	(11,327)	374	(3,355)	1,707
DBO at end of period	$139,763	$13,365	$144,044	$10,467

The plan assets as of December 31, 2020 and 2019 are comprised as follows:

	2020	2019
Value of the fund at beginning of year	$3,030	$3,126
Expected return on assets	(356)	310
Plan contributions	7,315	7,617
Benefits paid	(7,315)	(7,617)
Interests on plan assets	257	208
Miscellaneous	-	(614)
Found value at end of the year	$2,931	$3,030

Grupo TMM, S.A.B. and Subsidiaries	57

The changes in the pension plan, seniority premium, and termination of employment plan as of December 31, 2020 and 2019 are as follows:

	2020	2019
Reserve for obligations at the beginning of the period	$151,481	$176,606
Cost for the period	19,027	22,873
Interest income	(257)	(208)
Contributions to the plan	(7,315)	(7,617)
Benefits paid on pension plan	(2,142)	(338)
Miscellaneous	356	-
Actuarial gain or losses	(10,953)	(1,648)
Past service cost	-	(38,187)
Reserve for obligations at the end of the period	$150,197	$151,481

The significant actuarial assumptions used for the valuation are:

	2020	2019
Discount rate	7.50%	8.50%
Salary increase rate	4.00%	4.00%
Inflation rate	3.50%	3.50%
Average working life expectancy	16.10	18.30

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

On December 31, 2020 and 2019, approximately 12% and 18% of the Company’s employees work under collective work contracts that are subject to annual salary reviews and biannually for other compensations. As of December 31, 2020, and 2019, Grupo TMM has 934 and 1,099 employees, respectively.

The significant actuarial assumptions to determine the defined benefits obligation are the discount rate, the salary increase rate, and the average life expectancy. The calculation of the defined benefits obligation is sensitive to these assumptions.

The following table summarizes the effects of changes to these actuarial assumptions on the defined benefits obligations at December 31, 2020:

	1.0% increase	1.0% decrease
Discount rate
(Decrease) increase in the defined benefits obligation	$(54)	$6,958

Salary increase rate
Increase (decrease) in the defined benefits obligation	$5,711	$(678)

Grupo TMM, S.A.B. and Subsidiaries	58

	One year Increase	One year Decrease
Average life expectancies
Increase (decrease) in the defined benefits obligation	$3,426	$(3,940)

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

As of December 31, 2020, 2019 and 2018, earnings per share was determined based on the weighted average number of shares outstanding during the year. There are no potentially dilutive instruments outstanding, therefore basic and diluted earnings per share are the same.

25	Fair value measurement

Fair value measures for non-financial assets

The non-financial assets and liabilities measured at fair value in the statement of financial position are grouped into three levels of fair value hierarchy. The three levels are defined based on the observability of relevant data for the measuring, as follows:

•	Level 1: quoted prices (without adjustment) in active markets for identical assets and liabilities.

•	Level 2: data other than the quoted prices included in Level 1 that are observable for the asset and liability, either directly or indirectly;

•	Level 3: non-observable data for the asset or liability.

As of December 31, 2020 and 2019 non-financial assets measured at fair value are classified in Level 3 of this hierarchy, as described below:

	2020	2019
Level 3
Vessels	$182,055	$214,938
Buildings	286,232	299,660
Land	1,934,345	1,597,923
	$2,402,632	$2,112,521

As of December 31, 2020, the values of the Company’s land, buildings and facilities were estimated based on appraisals performed by independent, professionally qualified property valuers.

As of December 31, 2020, and 2019, the revalued amounts for all the vessels were determined using the revenue technique.

Grupo TMM, S.A.B. and Subsidiaries	59

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

The information used for the measurement of fair value as of December 31, 2020 was:

	Offshore vessels	Parcel tankers
Daily rate or fee	4,504 usd	15,805 usd
Average percentage of utilization	78%	89%
Discount rate	7.44%	7.65%

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

Grupo TMM, S.A.B. and Subsidiaries	60

As of December 31, 2020, and 2019, the reconciliation between the carrying amounts of non-financial assets classified within Level 3 is as follows:

	Vessels	Buildings andFacilities
Balance as of January 1, 2020	$214,938	$1,897,583
Amount recognized in other comprehensive income:
Revaluation surplus of vessels	-	330,571
Amount recognized in statements profit or loss:
Loss on revaluation of vessels	(16,136)	-
	(16,136)	330,571
Additions and disposals, net	(16,747)	(7,577)
Balance as of December 31, 2020	$182,055	$2,220,577

Balance as of January 1, 2019	$782,673	$1,385,153
Amount recognized in other comprehensive income:
Revaluation surplus of vessels	41,026	377,593
Amount recognized in statements profit or loss:
Loss on revaluation of vessels	(39,199)	-
	1,827	377,593
Additions and disposals, net	(569,562)	134,837
Balance as of December 31, 2019	$214,938	$1,897,583

As of December 31, 2020, and 2019, there were no effects from unrealized gains from fair value measurements.

26	Financial instruments risk

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

Grupo TMM, S.A.B. and Subsidiaries	61

Market risk

Currency risk

The monetary position for Grupo TMM may be materially affected by variances in the exchange rate between the US dollar and the Mexican peso due to the Company’s significant operations in Mexico. The Company does not cover this exposure. Grupo TMM minimizes its exposure effects in foreign currency by contracting financial debt in Mexican pesos.

Grupo TMM also faces transactional currency exposure. This exposure derives from sales and acquisitions made in currencies other than Mexican pesos, Grupo TMM’s functional currency. As of December 31, 2020 and 2019, approximately 55% and 45% of Grupo TMM’s sales are denominated in US dollars, respectively while approximately 20% and 25% of the costs and expenses for both years are denominated in US dollars.

As of December 31, 2020 and 2019, the Company held monetary assets and liabilities denominated in foreign currencies other than the Mexican peso, translated at the corresponding interbank exchange rate as related to the Mexican peso, as follows:

	2020		2019
	US dollar	Other currencies	US dollar	Other currencies
Assets	$309,657	$932	$547,320	$1,093
Liabilities	(480,253)	(1,372)	(1,042,661)	(1,641)
	$(170,596)	$(440)	$(495,341)	$(548)

As of December 31, 2020 and 2019, the exchange rate was Ps19.9352 and Ps18.8727 6 per US dollar, respectively.

Sensitivity analysis

The following table shows for the years ended December 31, 2020 and 2019, the sensitivity in profit or loss related to the financial assets and liabilities of Grupo TMM and the exchange rate; United States dollar (USD) / peso ‘considering that the rest of the conditions remain the same’, assumes a change of +/- 11.64% for 2020 and +/- 22.10% for 2019 in the peso / USD exchange rate.

This percentage was determined based on the volatility of the average exchange rate market over the past 12 months. The sensitivity analysis is based on financial instruments in foreign currency held by Grupo TMM on the reporting date.

Grupo TMM, S.A.B. and Subsidiaries	62

If the peso had strengthened or weakened against the USD by 11.64% for 2020 and 22.10% for 2019, this would have had the following impact on the monetary position:

	2020		2019
	11.64% Increase in the exchange rate	11.64% Decrease in the exchange rate	22.10% Increase in the exchange rate	22.10% Decrease in the exchange rate
Assets in US dollars	$36,030	$(36,030)	$120,944	$(120,944)
Assets in other currencies	108	(108)	242	(242)
Liabilities in US dollars	(55,880)	55,880	(230,401)	230,401
Liabilities in other currencies	(160)	160	(363)	363
	$(19,902)	$19,902	$(109,578)	$109,578

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

Grupo TMM’s policy is to obtain fixed rated instruments on its loans and, when a loan has a variable interest rate, the Company’s policy is to obtain all needed derivative financial instruments in order to fix this rate. At December 31, 2020 and 2019, the Company has $129.8 and $50.2 million pesos of debt contracted on fixed and variable rates, respectively. At December 31, 2020 and 2019, the debt contracted on fixed and variable rates was $103.0 and $159.1 million pesos, respectively.

Sensitivity analysis

The following table illustrates the sensitivity in profit or loss at December 31, 2020 and 2019 to a reasonably possible change in the interest rates of +/- 8.24% and +/- 7.05%, respectively. These changes are considered to be reasonably possible based on the current market conditions.

The calculations are based on a variance in the average market interest rate for each period and the financial instruments on the reporting date that are sensitive to variances in the interest rates. The rest of the variables remain constant.

	2020		2019
	+8.24% Variance	-8.24% Variance	+7.05% Variance	-7.05% Variance
Profit or loss for the year	$(1,140)	$1,140	$(1,698)	$1,698

The impact shown in the above sensitivity is considered the same both in the results of profit or loss and in stockholders’ equity.

Grupo TMM, S.A.B. and Subsidiaries	63

Concentration of risk

For the year ended December 31, 2020, the Company obtained revenues from TMM DM (related party), Celanse Operations Mexico and Helmsley Management, representing 14%, 13% and 7%, respectively. None of the remaining customers represent more than 4% of its total revenues. For the year ended December 31, 2019, the Company obtained revenues from TMM DM (related party), Helmsley Management and Celanese Operations Mexico, representing 17%, 11%, and 7%, respectively. None of the remaining customers represents more than 4% of the total revenues.

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

Expected credit loss rates are based on the sales payment profile over the last 48 months prior to December 2020 and 2019, respectively, as well as the corresponding historical credit losses during that period. Historical rates are adjusted to reflect current and future macroeconomic factors that affect the customer’s ability to liquidate the unpaid balance.

Grupo TMM, S.A.B. and Subsidiaries	64

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

Pursuant to the foregoing, the expected credit loss for trade accounts receivable as of December 31, 2020 and 2019 was determined as follows:

	Trade accounts receivable days in arrears
	Current	More than 30 days	More than 60 days	More than 90 days	Total
As of December 31, 2020
Expected credit loss rate	0.0%	0.0%	0.0%	32.7%	-
Gross carrying value	$77,030	$5,875	$4,290	$64,841	$152,036
Expected credit losses during the lifetime				21,218	21,218

As of December 31, 2019
Expected credit loss rate	0.0%	0.0%	2.3%	27.4%	-
Gross carrying value	$214,850	$18,398	$7,976	$51,748	$292,972
Expected credit losses during the lifetime			185	14,200	14,385

Liquidity risk

The goal of Grupo TMM is to maintain a balance between the continuity of loans and flexibility through the use of bank loans and securitizations. As of December 31, 2020, and 2019, only 35% and 24%, respectively, of Grupo TMM’s financial liabilities are due within the next 12 months.

As of December 31, 2020, and 2019, the financial liabilities of Grupo TMM have contractual maturities (including interest payments as applicable) are summarized as follows:

	Current		Non-Current
	In 6 months	6 to 12 Months	1 to 4 years	More than 4 Years
At December 31, 2020
Trade payables	$228,959	$-	$-	$-
Accounts payable and accrued expenses	-	525,108	23,522	-
Leasing liabilities	29,465	28,780	193,811	103,457
Financial debt	52,125	76,960	48,227	5,417
	$310,549	$630,848	$265,560	$108,874

Grupo TMM, S.A.B. and Subsidiaries	65

	Current		Non-Current
	In 6 months	6 to 12 Months	1 to 4 years	More than 4 Years
At December 31, 2019
Trade payables	$-	$262,159	$-	$-
Accounts payable and accrued expenses	-	499,529	46,742	-
Leasing liabilities	34,908	25,670	130,238	396,543
Financial debt	55,139	84,050	113,288	5,449
	$90,047	$871,408	$290,268	$401,992

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

As of December 31, 2020, and 2019, the capital management is summarized as follows:

	2020	2019
Stockholders’ equity	$2,247,408	$2,422,792
Cash and cash equivalents	(142,982)	(512,799)
Stockholders’ equity, net	$2,104,426	$1,909,993

Total financial debt	$182,729	$257,926
Leasing liabilities	355,513	587,359
Overall financing	$538,242	$845,285

Capital-to-overall financing ratio	3.91	2.26

28	Commitments and contingencies

Commitments

a)	Concession fees

Pursuant to the concession to operate the cruise and automobile terminal in the Port of Acapulco, Guerrero, the Company must make fixed and variable monthly payments. These payments totaled $7,507 and $7,536, in the years of 2020 and 2019, respectively.

Grupo TMM, S.A.B. and Subsidiaries	66

Contingencies

a)	RPS Claim

On August 7, 2007, Transportación Marítima Mexicana, S.A. de C.V. (‘TMM’) filed a claim for arbitration against Refined Product Services (“RPS”) for US$50 thousand, for various expenses incurred by TMM due to the delay of the re-delivery of the tanker vessel Palenque.

On October 19, 2007, RPS filed a countersuit for US$3.0 million, for alleged faults and lack of maintenance involving the tanker vessel Palenque, and also consequential damages for having lost a contract while the vessel was being repaired. The consolidated financial statements did not present any significant claims for payments of loss (RPS) during 2019, 2020 and up to the authorization date hereof.

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

TMM filed an appeal to have the case dismissed, claiming that the Court has no jurisdiction since the arbitration proceedings were initiated with the wrong plaintiff’s name. In January 2017, a ‘partial award’ was issued in which the dismissal of the case was not granted. WWS presented a ‘claim submission’ discounting certain claims, to which TMM responded, requesting a “security of costs” from WWS; same that WWS never presented. Therefore, on March 2, 2021 TMM was notified of the award by which the court dismissed the case. This matter is closed.

c)	Tax liabilities determined on TMM

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

Grupo TMM, S.A.B. and Subsidiaries	67

d)	Motions for Annulment against various tax provisions

During 2017 and 2016, Grupo TMM filed Motions for Annulment with the Federal Court of Administrative Justice against various decisions of the Tax Administration Service (SAT), on the rejection of deductions (tax year 2007), modifications to the Consolidation Regime for controlled companies (tax year 2005), deferred income tax on consolidation (tax year 2010), and the termination of the consolidation regime (tax year 2013), on which rulings have not been handed down by the courts with competent jurisdiction. Grupo TMM believes its legal position is strong and a ruling favorable to the interests of the Company is expected.

e)	Other legal proceedings

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

f)	Operations with related parties

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

The Company has significant transactions and relations with related parties, for which the Company holds documentation that confirms the terms of these transactions were conducted in 2020 similarly to transactions between unrelated parties. The Company and its subsidiaries are in the process of completing this study for 2020.

g)	Other legislation

Grupo TMM and Subsidiaries are subject to the laws and ordinances of other countries, as well as international regulations governing maritime transportation and the observance of safety and environmental regulations.

29	Subsequent events to the reporting date

(a)
On January 8, 2021, the sale of the ship “Olmeca” was formalized by Transportación Marítima Mexicana, S.A. de C.V., a subsidiary of Grupo TMM which was delivered in Singapore to the Athene Shipping Limited company, generating a profit. On December 2, 2020, the Company received an advance to guarantee the purchase for an amount of $63,700. This amount was used to settle the debt owed to ACT Maritime, LLC.

Grupo TMM, S.A.B. and Subsidiaries	68

(b)
Management continues to monitor the development of the COVID-19 pandemic and its impact on the Company, and has not identified any significant event related to the pandemic or any other matter between the reporting date and the authorization date of the accompanying financial statements, which in its view requires any adjustment or disclosure.

30	Authorization of the consolidated financial statements

The consolidated financial statements of the Company were authorized by Luis Rodolfo Capitanachi Dagdug on May 14, 2021, in his capacity as Director of Administration and Finance, as well as by the Board of Directors on the same date, to be issued and subsequently approved by the General Stockholders’ Meeting, which has the authority to modify the accompanying consolidated financial statements.