Form 20-F
period 2021-12-31
GRUPO TMM SAB
filed 2022-05-25
CIK 1163560

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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
06600 México City, Mexico
(Address of principal executive offices)

Luis Rodolfo Capitanachi Dagdug
(5255) 5629 8866
luis.capitanachi@tmm.com.mx
Paseo de la Reforma No. 296, P.19.
Colonia Juárez,
06600 México City, Mexico
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

The financial information included in this Annual Report was approved by the Company’s shareholders at the Annual General Shareholders’ Meeting, which took place on April 29, 2022.

Market and Industry Data

This Annual Report includes certain market and industry data and projections obtained from official government bodies, industry publications and surveys, public filings, and internal company sources. The thid-party materials from which these data and projections were obtained generally state that the information included therein was collected from sources believed to be reliable, but we cannot provide any assurance as to the accuracy or completeness of such information, which we have not independently verified. While we are not aware of any misstatements regarding any market or industry data and projections presented in this Annual Report, such data and projections involve risks and uncertainties and are subject to change based on various factors, including those discussed in the section entitled “Risk Factors.”

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

■
our ability to generate sufficient cash from operations to meet our obligations, including the ability of our subsidiaries to generate sufficient distributable cash flow and to distribute such cash flow in accordance with our existing agreements with our lenders and strategic partners and applicable law;

■	Mexican, U.S. and global economic, political and social conditions;

■	uncertainties related to the ongoing conflict between Russia and Ukraine, including the extent and duration of shortages in the supply of key raw materials, commodities and products;

■	conditions affecting the international shipping and transportation markets or the oil and gas industry;

2

Grupo TMM, S.A.B. and Subsidiaries

■	uncertainties concerning the continuing COVID-19 pandemic and related governmental responses;

■	conditions resulting from future pandemics, epidemics or other outbreaks of infectious diseases and governmental responses thereto;

■	our ability to reduce corporate overhead costs;

■	the availability of capital to fund our expansion plans;

■	our ability to utilize a portion of our current and future tax loss carryforwards (“Net Operating Losses” or “NOLs”);

■	changes in fuel prices;

■	changes in legal or regulatory requirements in Mexico or the United States;

■	market and interest rate fluctuations;

■	competition in geographic and business areas in which we conduct our operations;

■	the adverse resolution of litigation and other contingencies;

■	the ability of management to manage growth and successfully compete in new businesses;

■	the ability of the Company to diversify its customer base; and

■	the ability of the Company to repay, restructure or refinance its indebtedness.

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

Risk Factors

Our business is subject to various risks and uncertainties that have the potential to materially and adversely affect our business, results of operation, financial condition and future prospects. This Annual Report includes information on risks relating to our business, operations and financial condition, indebtedness, and ownership of our Shares and ADSs, as well as risks related to Mexico and investments in Mexican companies like Grupo TMM. These are not the only risks we face, but if any of them were to occur, either alone or together with additional risks and uncertainties not currently known to us, or that we do not currently consider material, the value of our Shares or ADSs may decline and you may lose all or part of your investment. Accordingly, before deciding whether to invest in our Shares or ADSs, you should review the other information regarding our business contained in this Annual Report, including the Audited Consolidated Financial Statements and the related notes thereto, as well as other reports filed by us with the SEC and Mexican Stock Exchange.

Grupo TMM, S.A.B. and Subsidiaries

Risk Factor Summary

Risks Relating to our Business

■
Our business has been and may continue to be adversely affected by the COVID-19 pandemic, and may be adversely affected by future pandemics, epidemics or other outbreaks of infectious diseases and governmental responses thereto.

■
Uncertainties relating to our financial condition in our recent past and other factors raised substantial doubt about our ability to continue as a going concern and could have resulted in our dissolution under Mexican corporate law.

■	If the time charter arrangements for the vessels we operate are terminated or expire, our business could be adversely affected.

■	Our results from operations are dependent on fuel expenses.

■	We may be unable to successfully expand our businesses.

■	Significant competition could adversely affect our future financial performance.

■	Downturns in certain cyclical industries in which our customers operate could have adverse effects on our results of operations.

■	Over time, asset values may fluctuate substantially and, if these values are lower at a time when we are attempting to dispose of an asset, we may incur a loss.

■
Our growth depends upon continued growth and demand for the maritime, ports and terminals, and logistics industries which may have been at or near the peak of their upward trend and rates have already been at or near historical highs. These factors may lead to reductions and volatility in rates and profitability.

■	Our growth depends on our ability to expand relationships with existing charterers and other customers and to obtain new charterers and customers, for which we will face substantial competition.

■	The aging of the vessels we operate may result in increased operating costs in the future, which could adversely affect our earnings.

■	Our results of operations may be adversely affected by operational risks inherent in the transportation and logistics industry.

■
Our operations are subject to extensive environmental and safety laws and regulations and we may incur costs that have a material adverse effect on our financial condition as a result of our liabilities under or potential violations of environmental and safety laws and regulations.

■	Potential labor disruptions could adversely affect our financial condition and our ability to meet our obligations under our financing arrangements.

Grupo TMM, S.A.B. and Subsidiaries

■	The conflict between Russia and Ukraine may have a material adverse effect on our business, financial condition, liquidity and results of operation.

■
Continuing world tensions, including as the result of the war between Russia and Ukraine, other armed conflicts, terrorist attacks, the COVID-19 pandemic and trade disputes could have a material adverse effect on our business.

■	Our information technology systems may be subject to security incidents or interruptions in network connectivity which could have an material adverse effect on our business.

■	Our customers may take actions that may reduce our revenues.

■	Our financial statements may not give you the same information as financial statements prepared under United States accounting rules.

Risks Relating to our Indebtedness

■
Our substantial indebtedness could adversely affect our financial condition and impair our ability to operate our business, and we may not be able to pay the interest on and principal amount of our indebtedness.

■	Grupo TMM is primarily a holding company and depends upon funds received from its operating subsidiaries to make payments on its indebtedness.

■	Restrictive covenants in our financing agreements may restrict our ability to pursue our business strategies.

■
We have to service our debt with revenues mostly generated in Mexican pesos. This could adversely affect our ability to service our debt in the event of a devaluation or depreciation in the value of the Mexican peso against the dollar.

■	Our variable rate debt subjects us to risks associated with an increase in interest rates, which could increase the amount of our debt service obligations.

Risks Relating to Mexico

■	Economic, political, social and public health conditions may adversely affect our business.

■	Mexico is an emerging market economy, with attendant risks to our results of operations and financial condition.

■
Currency fluctuations or the devaluation and depreciation of the Peso could limit the ability of the Company and others to convert Pesos into U.S. dollars or other currencies which could adversely affect our business, financial condition and results of operations.

■	High interest rates in Mexico could increase our financing costs.

■	Developments in other emerging market countries or in the United States may affect us and the prices of our securities.

■	Mexico may experience high levels of inflation in the future, which could adversely affect our results of operations.

■	Political events and declines in the level of oil production in Mexico could affect the Mexican economy and our business, financial condition and results of operations.

Grupo TMM, S.A.B. and Subsidiaries

■	Political events in the United States could have a material adverse effect on our business, financial condition and results of operations.

■	If oil prices decline as from current levels, our clients may reduce spending on exploration and production projects, resulting in a decrease in demand for our services.

■	Mexican antitrust laws may limit our ability to expand through acquisitions or joint ventures.

■	Investors may not be able to enforce judgments against the Company.

Risks Relating to Ownership of our Equity

■	The protection afforded to minority shareholders in Mexico is different from that afforded to minority shareholders in the United States.

■	Holders of ADSs may not be entitled to participate in any future preemptive rights offering, which may result in a dilution of such holders equity interest in our company.

■	The Company is controlled by the Serrano Segovia family.

■	A change in control may adversely affect us.

■	Our ADSs trade on the over-the-counter (“OTC”) market, which may limit the liquidity and price of our ADSs more than if the ADSs were quoted or listed on a national securities exchange.

Detailed Risk Factors

Risks Relating to our Business

Our business has been and may continue to be adversely affected by the COVID-19 pandemic, and may be adversely affected by future pandemics, epidemics or other outbreaks of infectious diseases and governmental responses thereto.

Our operations are subject to risks related to pandemics, epidemics or other infectious disease outbreaks, including the continuing COVID-19 pandemic, which was initially declared a pandemic by the World Health Organization (“WHO”) on March 11, 2020. Government efforts to combat the COVID-19 pandemic, including the enactment or imposition of travel bans, quarantines and other emergency public health measures, have negatively affected economic conditions and the demand for shipping and transportation services globally and within the Gulf of Mexico, which in turn negatively affected our operations and the operations of our customers. Although demand for shipping and transportation services rebounded during 2021 as restrictive public health measures were substantially curtailed or eliminated as vaccination programs expanded, future developments regarding the COVID-19 pandemic remain highly uncertain.  In particular, the emergence and spread of new virus variants, some of which may prove resistant to currently approved vaccines, may result in the reintroduction of or increase in restrictive measures aimed at combating the spread of COVID-19 and its variants.  As a result, our vessels may be unable to call on ports, or may be restricted from disembarking from ports, located in areas affected by COVID-19. Further, such measures may restrict our ability to conduct operations at our ports, terminals and warehousing businesses.

The extent to which our business, results of operations and financial condition may be negatively affected by the COVID-19 pandemic or future pandemics, epidemics or other outbreaks of infectious diseases is highly uncertain and will depend on numerous evolving factors that we cannot predict, including, but not limited to (i) the duration and severity of the infectious disease outbreak; (ii) the imposition of restrictive measures to combat the outbreak and slow disease transmission; (iii) the introduction of financial support measures to reduce the impact of the outbreak on the economy; (iv) volatility in the demand for and price of oil and gas; (v) shortages or reductions in the supply of essential goods, services or labor; and (vi) fluctuations in general economic or financial conditions tied to the outbreak, such as a sharp increase in interest rates or reduction in the availability of credit. We cannot predict the effect that an outbreak of a new COVID-19 variant or strain, or any future infectious disease outbreak, pandemic or epidemic may have on our business, results of operations and financial condition, which could be material and adverse.

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

Although we generated a profit for the years ended December 31, 2019, 2018 and 2017, respectively, we accumulated losses in each of the years ended December 31, 2021 and 2020, respectively. Our ability to continue as a going concern is subject to our ability to generate sufficient profits and/or obtain necessary funding from outside sources and there can be no assurance that we will continue to be able to generate such profits or obtain such funding.

As of May 10, 2022, the Company had not received any request for an Extraordinary Shareholders Meeting concerning the prior accumulated losses of the Company, nor had the Company received notice of any request to judicial authorities to declare a dissolution of the Company.

If the time charter arrangements for the vessels we operate are terminated or expire, our business could be adversely affected.

As of March 31, 2022, we operated thirteen offshore vessels on time charter to PEMEX Exploración y Producción (“PEP”). PEP is a subsidiary of Petróleos Mexicanos, the national oil company of Mexico (“PEMEX”).  In addition, as of March 31, 2022, we operated four offshore vessels under chartering agreements with private companies in the spot market for time periods of one year or less and nine offshore vessels and one product tanker were without a contract. In the event that these time charter agreements are terminated or expire without being renewed, we will be required to seek new bareboat or time charter agreements for these vessels. We cannot be sure that bareboat or time charters will be available for the vessels following termination or expiration, or that bareboat or time charter rates in effect at the time of such termination or expiration will be comparable to those in effect under the existing time charters or in the present market. In the event that bareboat or time charters are not available on terms acceptable to us, we may operate those vessels in the spot market. Because charter rates in the spot market are subject to greater fluctuation than longer term bareboat or time charter rates, any failure to maintain existing, or enter into comparable, charter agreements could adversely affect our operating results.

Our results from operations are dependent on fuel expenses.

Our parcel tanker operations consume significant amounts of energy and fuel, the cost of which has fluctuated significantly worldwide in recent years. With respect to our other operations, our customers pay for the fuel consumption. We currently meet, and expect to continue to meet, our fuel requirements through purchases from various suppliers at North American market prices. In addition, instability caused by imbalances in the worldwide supply and demand of oil may result in increases in fuel prices. For example, international crude oil prices have increased substantially following Russia’s invasion of Ukraine in late February 2022. Our fuel expense represents a significant portion of our operating expenses in our parcel tanker operations, and there may be increases in the price of fuel that cannot be hedged or transferred to the final user of our transportation services. We cannot assure you that our operations would not be materially adversely affected in the future if energy and fuel costs increase from current levels.

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

The shipping, ports and terminals, and logistics industries are highly cyclical, generally tracking the cycles of the world economy. Although transportation markets are affected by general economic conditions, there are numerous specific factors within each particular market segment that may influence operating results. Some of our customers do business in industries that are highly cyclical, including the oil and gas and automotive sectors. The COVID-19 pandemic precipitated a large drop in demand in these sectors as countries imposed restrictions on domestic and cross-border travel and commercial activity in an effort to prevent or slow the spread of the virus.  Although domestic and cross-border travel and commercial activity rebounded during 2021 as restrictive public health measures were substantially curtailed or eliminated as vaccination programs expanded, a reintroduction of pandemic-related restrictions or any sustained downturn in these sectors could have a material adverse effect on our operating results. Also, some of the products we transport have had a historical pattern of price cyclicality, which has typically been influenced by the general economic environment and by industry capacity and demand. We cannot assure you that prices and demand for these products will not decline in the future, adversely affecting those industries and, in turn, our financial results.

Grupo TMM, S.A.B. and Subsidiaries

Over time, asset values may fluctuate substantially and, if these values are lower at a time when we are attempting to dispose of an asset, we may incur a loss.

The value of our assets may fluctuate substantially over time due to a number of different factors, including:

■	prevailing economic conditions in the market;

■	a substantial or extended decline in world trade;

■	increases in the supply of vessel capacity;

■	increased port and terminal capacity;

■	prevailing charter rates;

■	restrictions arising from emergency public health measures; and

■	the cost of retrofitting or modifying existing ships and other assets, as a result of technological advances, changes in applicable environmental or other regulations or standards, or otherwise.

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

The factors that influence demand for our services include:

Grupo TMM, S.A.B. and Subsidiaries

■	supply and demand for products suitable for shipping, ports and terminals, and logistics services;

■	changes in global production of products transported by vessels or for which we render other services;

■	the distance cargo products are to be moved by sea or land;

■	the globalization of manufacturing;

■	global and regional economic and political conditions;

■	changes in seaborne and other transportation patterns, including changes in the distances over which cargoes are transported;

■	environmental and other regulatory developments;

■	technological advancements;

■	currency exchange rates;

■	weather and natural disasters; and

■	global and regional public health developments.

The factors that influence our services capacity include:

■	the number of newbuilding vessel deliveries and the scrapping rate of similar vessels;

■	the Mexican foreign trade balance;

■	the price of steel and other raw materials;

■	changes in environmental and other regulations that may limit the useful life of vessels and other assets;

■	the number of vessels or other assets that are out of service;

■	port congestion; and

■	the existence of emergency public health measures that may require us to suspend or curtail some of our businesses.

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

Grupo TMM, S.A.B. and Subsidiaries

■	industry relationships and reputation for customer service and safety;

■	experience and quality operations (including cost effectiveness);

■	quality and experience of operating personnel;

■	the ability to finance vessels and other assets at competitive rates and financial stability in general;

■	relationships with shipyards and the ability to get suitable berths;

■	relationships with ship owners and the ability to obtain suitable second-hand vessels and equipment;

■	construction management experience, including the ability to obtain on-time delivery of new ships and other assets according to customer specifications;

■	willingness to accept operational risks pursuant to the charter or other services, such as allowing termination for force majeure events, among others; and

■	competitiveness of the bid in terms of overall price.

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

As of March 31, 2022, we had 808 employees, approximately 5% of whom were unionized. The compensation terms of the labor agreement with these employees are subject to renegotiation on an annual basis and all other terms are renegotiated every two years. If we are not able to negotiate these provisions favorably, strikes, boycotts or other disruptions could occur, and these potential disruptions could have a material adverse effect on our financial condition and results of operations and on our ability to meet our payment obligations under our financing arrangements. As of the date of this Annual Report, the COVID-19 outbreak has not negatively affected our relations with our employees.  We cannot, however, assure you that the effects of COVID-19 will not lead to any labor disruptions in the future.

In addition, in connection with the labor commitments included in the United States-Mexico-Canada Agreement (“USMCA”), the successor to the North American Free Trade Agreement (“NAFTA”), the Mexican government has enacted significant reforms aimed at protecting the rights of workers. These include ratification of the International Labor Organization’s Convention C098, the “Right to Organize and Collective Bargaining Convention”, and revisions to the Mexican Federal Labor Law (Ley Federal del Trabajo) aimed at prohibiting discrimination and workplace harassment, establishing new labor courts and judicial protections for workers, enhancing the transparency of procedures for the negotiation of collective bargaining agreements, and ensuring the voting rights of workers on matters such as union contracts and representation. These developments, together with substantial increases in Mexico’s general minimum wage, have spurred increased demands from workers and labor unions for salary and benefit increases. We cannot predict how these developments may affect our business, results of operations or its financial condition. Any increased demands by our unionized workers may lead to higher labor costs, which could have a negative impact on our business, results of operations or financial condition.

Grupo TMM, S.A.B. and Subsidiaries

The conflict between Russia and Ukraine may have a material adverse effect on our business, financial condition, liquidity and results of operation.

International financial and commodities markets are experiencing heightened volatility and disruption following Russia’s military invasion of Ukraine in February 2022. Although the ultimate duration and effect of the ongoing conflict remains uncertain, it has created significant disruptions in international markets, including heightened volatility in the credit and financial markets and significant increases in the prices of raw materials and other commodities, particularly oil and gas. Russia’s invasion has triggered the imposition of sanctions and other penalties by the United States, European Union and other countries against Russia and certain associated persons and entities, including the removal of certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication (“SWIFT”) payment system. Additional potential sanctions and penalties have also been threatened or remain under consideration, the ultimate effects of which remain uncertain. We are continuing to monitor the conflict in Ukraine and its effect on international markets, including any related supply chain disruptions or increases in the cost of fuel or other input costs, which may have a material adverse effect on our business, financial condition, liquidity and results of operations.

Continuing world tensions, including as the result of wars, other armed conflicts, terrorist attacks, the COVID-19 pandemic and trade disputes could have a material adverse effect on our business.

Continuing world tensions, including those relating to Russia, Ukraine, the Middle East, North Korea, Venezuela, Libya and various other African countries, the COVID-19 pandemic, trade disputes between the United States, China, and various other countries, as well as terrorist attacks in various locations and related unrest, have increased worldwide political and economic instability and depressed economic activity in the United States and globally, including the Mexican economy.

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

The continuing COVID-19 pandemic, and the various restrictions on global trade and commerce instituted by countries to combat the spread of the virus, have had a negative impact on the global economy and may trigger significant future cross-border trade disputes. Further increases in global tensions and trade disputes may reduce the demand for our services and have a material adverse effect on our results of operations and financial condition.

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

As of March 31, 2022, Grupo TMM’s total debt amounted to $488.7 million, which includes $95.3 million of bank debt owed to several different banks, $35.8 million owed to non-institutional lenders and $357.6 million of liabilities associated with our long-term leases, primarily the lease of warehouses for use in our warehousing operations; of this debt, $184.1 million is short-term debt, and $304.6 million is long-term debt. Under IFRS, transaction costs in connection with financings are required to be presented as a part of debt.

As of December 31, 2021, our total debt amounted to $532.6 million, which includes $104.2 million of bank debt owed to several different banks, $618.5 million owed to non-institutional lenders and $409.9 million of liabilities associated with our long-term leases, primarily the lease of warehouses for use in our warehousing operations; of this debt, $178.5 million is short-term debt, and $354.1 million is long-term debt.

Although we have taken various measures to reduce our level of indebtedness, our level of indebtedness remains substantial and could have important consequences, including the following:

■
limiting cash flow available for capital expenditures, acquisitions, working capital and other general corporate purposes because a substantial portion of our cash flow from operations must be dedicated to servicing debt;

■	increasing our vulnerability to a downturn in economic or industry conditions;

■	exposing us to risks inherent in interest rate fluctuations because future borrowings may be at interest rates that are higher than current rates, which could result in higher interest expenses;

■	limiting our flexibility in planning for, or reacting to, competitive and other changes in our business;

■	placing us at a competitive disadvantage compared to our competitors that have less debt and greater operating and financing flexibility than we do;

■	limiting our ability to engage in activities that may be in our long-term best interest; and

Grupo TMM, S.A.B. and Subsidiaries

■
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

Some of our financing agreements contain a number of restrictive covenants and any additional financing arrangements we enter into may contain additional restrictive covenants. These covenants restrict or prohibit many actions, including our ability, or that of our subsidiaries, to, among others:

■	incur additional indebtedness;

■	create or suffer to exist liens;

■	prepay certain debt;

■	make certain restricted payments, including the payment of dividends;

■	carry out certain investments;

■	engage in certain transactions with shareholders and affiliates;

Grupo TMM, S.A.B. and Subsidiaries

■	use assets as security in other transactions;

■	issue guarantees to third parties;

■	sell assets; and

■	engage in certain mergers and consolidations or in sale-leaseback transactions.

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

As of March 31, 2022, approximately 41.2% of our debt was denominated in dollars. As of the date of this Annual Report, we do not generate sufficient revenue in dollars from our operations to service all of our dollar-denominated debt. Consequently, we have to use revenues generated in Mexican pesos to service our dollar-denominated debt. A devaluation or depreciation in the value of the Mexican peso, compared to the dollar, could adversely affect our ability to service our debt. As of December 31, 2021, the Mexican peso depreciated 2.8% against the dollar as compared to the same date in 2020. As of March 31, 2022, the Mexican peso had appreciated 2.7% since December 31, 2021.

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

We are exposed to the impact of interest rate changes, primarily through our variable rate debt facilities that require us to make interest payments based on the Mexican Interbank Equilibrium Interest Rate (“TIIE”) or the Secured Overnight Financing Rate (“SOFR”). If interest rates increase significantly, our debt service obligations on this variable rate debt would increase, which could have an adverse effect on our earnings and cash flow. Further, as the use of SOFR as a reference rate was adopted only recently in January 2022 following a transition away from the London Interbank Offered Rate (“LIBOR”), we cannot predict the consequences that this transition will have on our debt service obligations and financing costs.  There are significant differences between LIBOR and SOFR, such as LIBOR being an unsecured lending rate while SOFR is a secured lending rate, and SOFR is an overnight rate while LIBOR reflects term rates at different maturities. The transition to SOFR may result in an increase in our debt service obligations and financing costs, and could otherwise adversely affect our business, financial condition, liquidity and results of operations.

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

Grupo TMM, S.A.B. and Subsidiaries

■	significant governmental influence over local economies;

■	substantial fluctuations in economic growth;

■	high levels of inflation;

■	changes in currency values;

■	exchange controls or restrictions on expatriation of earnings;

■	high domestic interest rates;

■	wage and price controls;

■	changes in governmental economic or tax policies;

■	imposition of trade barriers;

■	unexpected changes in regulation; and

■	overall economic, political, social and public health instability.

Mexico is an emerging market economy, with attendant risks to our results of operations and financial condition.

Mexico has historically experienced uneven periods of economic growth. Mexico’s gross domestic product (“GDP”) increased 2.1%, 2.2%, 4.8% in 2017, 2018, 2021, respectively, but decreased 0.2% in 2019 and 8.2% in 2020. For 2022, the Banco de Mexico Consensus Board1 estimates that GDP in Mexico is expected to increase by approximately 1.7%, while inflation is expected to be 6.8%. We cannot assure you that these estimates will prove to be accurate. The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Accordingly, Mexican governmental actions concerning the economy and state-owned enterprises could have a significant impact on Mexican private sector entities in general and on us in particular, as well as on market conditions, prices and returns on Mexican securities, including our securities.

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

Although interest rates in Mexico are currently below the highs experienced in recent years, Mexico historically has had, and may again have, high real and nominal interest rates. The 28-day TIIE averaged 7.05%, 8.00%, 8.32%, 5.71% and 4.63% in 2017, 2018, 2019, 2020 and 2021, respectively, and for the three-month period ended March 31, 2021, it averaged 6.03%. To the extent our debt is incurred in Mexican Pesos at interest rates linked to the TIIE or any other Mexican interest rate index, any increase in such rates will increase our financing costs.

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

Mexico has a history of high levels of inflation, and may experience high inflation in the future. The annual inflation rates for the last five years, as measured by changes in the National Consumer Price Index, as provided by Banco de México, were:

2017	6.77%
2018	4.83%
2019	2.83%
2020	3.15%
2021	7.36%
2022 (annualized as of April )	7.68%

Mexico’s level of inflation has in recent years been reported at higher levels than the annual inflation rate of the United States and Canada. The United States and Canada are Mexico’s main trading partners. We cannot give any assurance that the Mexican inflation rate will decrease, increase or maintain its current level for any significant period of time. A substantial increase in the Mexican inflation rate as currently in effect would have the effect of increasing some of our costs, which could adversely affect our financial condition and results of operations, as well as our ability to service our debt obligations. High levels of inflation may also affect the balance of trade between Mexico and the United States, and other countries, which could adversely affect our results of operations.

Grupo TMM, S.A.B. and Subsidiaries

Political events and declines in the level of oil production in Mexico could affect the Mexican economy and our business, financial condition and results of operations.

Mexican political events may significantly affect our operations. On December 1, 2018, Andres Manuel Lopez Obrador, a member of the National Regeneration Movement Party (“MORENA”), began a six-year term as president of Mexico following his victory in the July 1, 2018 presidential election. Under the 2012-2018 government of President Enrique Peña Nieto, significant changes in laws, policies and regulations aimed at fostering growth in certain key sectors of the Mexican economy were enacted, including the energy and transportation sectors. Currently, MORENA has a majority in both chambers of the Mexican Congress, giving it considerable power to pass new legislation or modify or terminate existing legislation, including potential modifications to the Mexican Constitution. President Andrés Manuel López Obrador and members of his administration have expressed a desire to modify and/or terminate certain structural reforms to the Mexican economy, including the 2013 Energy Reforms. The new administration has already succeeded in enacting various changes to Mexican laws and public policy and is seeking further changes, which may increase political uncertainty or have negative effects on the Mexican economy. Recently in April 2022, Mexico’s Chamber of Deputies rejected the government’s constitutional reform proposal to guarantee the State the generation of at least 54% of the electricity needed by the market over private companies, which have focused on renewable energy and natural gas. We cannot provide any assurances that political developments in Mexico, over which we have no control, will not have an adverse effect on our business, financial condition or results from operations.

Mexico’s daily oil production statistics indicate that production has declined over the past eight years (2014-2021) at a compounded average rate of 4.9%, a trend that could continue in the coming years. In contrast, during the same period of time, imports of gasoline and diesel for domestic consumption grew 2.2%, and currently represent more than 70% of Mexico’s domestic consumption.

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

Grupo TMM, S.A.B. and Subsidiaries

If oil prices decline from current levels, our clients may reduce spending on exploration and production projects, resulting in a decrease in demand for our services.

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

Worldwide oil prices increased moderately in 2021, with demand increasing as countries eased restrictions on travel and economic activity in response to increased vaccination against, and prior exposure to, COVID-19 and its variants. As of the date of this Annual Report, prices have increased from their 2020 lows, reaching levels last experienced in 2014. If oil and natural gas prices decline from current levels for a sustained period, oil and gas exploration and production companies are likely to cancel or curtail their drilling programs and lower production spending on existing wells, thereby reducing demand for our services.

Any prolonged reduction in the overall level of oil and gas exploration and development activities, whether resulting from an accelerated transition to renewable energy sources, changes in the price of oil, natural gas or otherwise, could materially and adversely affect us by negatively impacting:

■	our revenues, cash flows and profitability;

■	the fair market value and profitability of our vessels;

■	our ability to maintain or increase our borrowing capacity;

■	or ability to obtain additional capital to finance our business and make acquisitions, and the cost of that capital;

■	the collectability of our receivables; and

■	our ability to retain skilled personnel whom we would need in the event of an upturn in the demand for our services.

If any of the foregoing were to occur, it could have a material adverse effect on our business and financial results.

The following table shows the high, low, average and period-end spot prices of Mexican crude oil as reported by the Bank of Mexico in U.S. dollars for the periods indicated below.

	Spot price of Mexican crude oil
Year Ended December 31,	High(1)	Low(1)	Average(1)	End of Year(2)

2017	56.19	39.20	46.38	56.19
2018	77.73	44.69	62.12	44.69
2019	65.83	43.65	56.13	56.14
2020	59.35	(2.37)	35.70	47.16
2021	79.22	47.12	64.66	71.29

Grupo TMM, S.A.B. and Subsidiaries

	Spot price of Mexican crude oil
Monthly,	High(3)	Low(3)	Average(3)	End of Month(4)
Year 2022
January	83.11	70.90	77.75	83.11
February	91.80	83.60	86.90	91.80
March	119.62	90.96	104.42	119.62
April	105.50	91.93	98.55	105.50
May(5)	104.18	104.18	104.18	104.18

(1)	The highest, lowest and average spot price of Mexican crude oil in U.S. dollars reported by Banco de México during the relevant year.
(2)	The spot price on the last day of each relevant year.
(3)	The highest, lowest and average spot price in the relevant month.
(4)	The spot price on the last day of each relevant month.
(5)	Through May 6, 2022.

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

Grupo TMM, S.A.B. and Subsidiaries

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

The Serrano Segovia family controls the Company through Vanessa Serrano Cuevas’s direct and indirect ownership of our Shares as from December 31, 2021, and members of the Serrano Segovia family serve as members of our Board of Directors. Holders of our ADSs may not vote at our shareholders’ meetings. Each of our ADSs represents five CPOs. Holders of CPOs are not entitled to exercise any voting rights with respect to the Shares held in the Master Neutral Investment Trust (Fideicomiso Maestro de Inversion Neutra) (the “CPO Trust”). Such voting rights are exercisable only by the trustee, which is required by the terms of the trust agreement to vote such Shares in the same manner as the majority of the Shares that are not held in the CPO Trust that are voted at any shareholders’ meeting. Currently the Serrano Segovia family owns a majority of the Shares that are not held in the CPO Trust. As a result, the Serrano Segovia family will be able to direct and control the policies of the Company and its subsidiaries, including mergers, sales of assets and similar transactions. See Item 7. “Major Shareholders and Related Party Transactions — Major Shareholders.”

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

Grupo TMM, S.A.B. and Subsidiaries

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

Grupo TMM, S.A.B. and Subsidiaries

Business Overview

General

We are one of the largest logistics and transportation companies in Mexico, providing a variety of integrated and dynamic logistics and transportation services to premium clients throughout Mexico, including maritime transportation services, ports and terminals management, logistics services and warehousing services.

Maritime Operations. Our Maritime Operations division provides maritime transportation services, including the operation of offshore vessels that provide transportation and other services to the Mexican offshore oil industry, tankers that transport petroleum products within Mexican and international waters, parcel tankers that transport liquid chemical and vegetable oil cargos from and to the United States and Mexico, and dry bulk carriers that transport unpackaged commodities such as steel between South America, the Caribbean and Mexico. As of March 31, 2022, we operate a fleet of 30 vessels, which includes product and chemical tankers, a bulk carrier and a variety of offshore supply vessels.  Of these vessels, 24 are owned by TMMDM and managed, operated and marketed by us pursuant to a maritime services contract.

In addition, we operate a shipyard with integrated services based in the port of Tampico, Mexico through our subsidiary, Inmobiliaria Dos Naciones, S.R.L. de C.V. (“IDN”). IDN is located near offshore oil and gas facilities and key commercial routes between the Southeastern United States and Mexico. IDN provides ship repair services and has two floating drydocks with a capacity of 3,000 metric tons each, one of which will be replaced by a new floating drydock with a capacity of 6,600 metric tons, the construction of which is expected to be completed in the first quarter of 2023. IDN services more than 30 vessels per year and provides us with the necessary capabilities to build additional vessels.

Ports and Terminals Operations. We presently provide general cargo operations at the port of Tuxpan, under a permit granted by the Mexican government, which provides for certain renewal rights. This business unit also provides port agent services to vessel owners and operators in the main Mexican ports. Although we formerly held a 25-year concession to conduct port administration services at the port of Acapulco, our concession expired in June 2021, at which time the Mexican government transferred control to the Mexican Secretary of the Navy (Secretaría de la Marina or “SEMAR”) in keeping with its policy of bringing port services under the control of SEMAR.

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

Warehousing Operations. Through our subsidiary, Almacenadora de Depósito Moderno, S.A. de C.V. Auxiliary Credit Organization (“ADEMSA”), we provide warehousing and bonded warehousing facility management services. ADEMSA currently operates over 217,000 square meters of warehousing space throughout Mexico, including 67,353  square meters of direct warehouse space (the largest of which is located in northern Mexico City). Due to its regulated nature, ADEMSA is one of a limited number of warehousing companies authorized by the Mexican government to provide bonded warehousing services and to issue negotiable certificates of deposit.

Set forth below are our total revenues over the last three fiscal years for each of our business segments:

Grupo TMM, S.A.B. and Subsidiaries

	Consolidated Transportation Revenues (in millions of Pesos) Years Ended December 31,
	2021	2020	2019
Maritime Operations	$964.1	$751.2	$868.5
Ports and Terminals Operations	25.3	69.3	169.8
Logistics Operations	208.8	243.8	265.5
Warehousing Operations	153.5	139.0	171.9
Total	$1,351.7	$1,203.3	$1,475.7

Recent Developments

COVID-19 Pandemic

On March 11, 2020, the WHO declared COVID-19 a pandemic.  In response, governments worldwide, including Mexico, implemented various extraordinary measures to control its spread, including travel restrictions, quarantines and the suspension of non-essential activities. Although many of these measures have been relaxed as vaccination programs have expanded, the emergence of new COVID-19 variants such as Omicron has triggered the re-imposition of restrictions on commercial activity in China and other locations with significant links to global trade.  The full effect of the COVID-19 pandemic on our business remains uncertain, and will depend on its duration and its impact on the Mexican and global economies.  Nevertheless, as of the date of this Annual Report, various international banks and multilateral institutions such as the International Monetary Fund have assessed that the COVID-19 pandemic resulted in the worst global economic recession since the Great Depression.  For fiscal years 2020 and 2021, our revenues, particularly in our Ports and Terminals business, decreased significantly due to the COVID-19 pandemic and the various emergency public health measures enacted by governments to combat it.  Although we expect our revenues will improve as extraordinary government measures are lifted and emergency public health restrictions are repealed, at the date of this Annual Report we cannot quantify the adverse effect that a new wave or spread of COVID-19 will have on our results of operations for fiscal year 2022.

In light of these and other conditions beyond our control, our results of operations may be volatile and subject to change rapidly as the COVID-19 situation develops. Accordingly, we have taken various actions to maintain business continuity and strengthen our financial condition, including deferring payments to suppliers and creditors, maintaining our early payment program to help offset the effect of customer payment delays, and other actions to reduce overall expenses.  We are complying with the health and safety protocols established by the Mexican government and have taken steps and implemented policies to safeguard our businesses, employees, and the communities in which we operate from the threats posed by the COVID-19 pandemic.  These steps include, among others, actively cleaning and sanitizing open public areas where we operate and establishing appropriate information technology (“IT”) systems to enable our employees to work remotely.  To ensure the continuity of our operations under pandemic conditions, our IT department has implemented a sophisticated video conferencing and collaborative teamwork platform while also strengthening our cybersecurity policies, allowing our employees to engage remotely in Company activities from the safety of their homes. Moving forward, we will continue to monitor the development of the COVID-19 pandemic closely, including its effect on our business, financial condition and results of operations.

Digitalization Strategy

As part of our Digitalization strategy to enhance our business performance, we have focused on developing software applications in-house instead of buying commercial software products, allowing us to reduce our spending on third-party technology applications. We have developed and implemented a Warehouse Management System (“WMS”) and Customer Relationship Management (“CRM”) platform for use in our warehousing and logistics businesses and a Container Depot Management (“CDM”) platform for maintenance, repair, and port terminal management of shipping containers in our ports and terminals business. We have also developed several proprietary data exchange interfaces which have allowed us to exchange data in real time between our systems and those of our customers, providing them an additional value-added service.

Grupo TMM, S.A.B. and Subsidiaries

We have recently updated and optimized the cloud-based virtual system environments employed in our various business segments, allowing us to reduce our operating costs and increase our computing and processing capacity. Our enterprise resource planning (“ERP”) platform, which currently operates on the SAP S4/HANA system, has helped us to streamline our administrative, financial and accounting processes. With this foundation in place, we have commenced implementation of SAP PM (Asset Maintenance) and SAP PS (Project Management) modules. By the third quarter of 2022, we plan to fully migrate to SAP RISE, a cloud-based ERP platform that’ll allow us to reduce operational costs by eliminating the recurring cost of yearly SAP license maintenance and software upgrade fees.

Our main office applications, email, and virtual communication systems run on the Microsoft 365 business platform.  Using the platform’s Microsoft PowerApps, we have developed a Help Desk desktop and mobile application to open technical support cases for our customers, enabling us to assist in managing and resolving their IT support needs. We have also implemented a powerful platform of key performance indicators (“KPIs”) using the PowerBI application, which allows us to pull KPIs from various sourcess and display them in an integrated manner on information dashboards, enhancing our ability to analyze and process crucial business data quickly and efficiently.

The most recent addition to our digital strategy is an online platform for employee training. This platform consists of video tutorials that recreate the most common operations carried out within our internal systems. This training platform helps reduce the learning curve of new employees and improve the knowledge of current ones.

New Mexico City Airport Bonded Warehouse

On February 4, 2022 the new airport in Mexico City (Aeropuerto Internacional Felipe Angeles-AIFA) awarded our wholly owned subsidiary, TMM Almacenadora S.A.P.I. de C.V., a 10-year lease to operate a bonded warehouse of 5,184 square meters within the airport’s cargo terminal. We expect to begin operations during the first quarter of 2023, once all airport cargo is moved from Mexico City International Airport (AICM) to AIFA as ordered by the Ministry of Communication and Transport.

Termination of our Concession at the Port of Acapulco

Since June 1996, we had operated the port of Acapulco in association with SSA Mexico through a 25-year concession granted by the Mexican government. Although the concession provided for the possibility of renewal, the administration of president Manuel López Obrador elected to not to renew the concession and to transfer control of the port to SEMAR. As a result, our operations at the port of Acapulco terminated concurrently with the expiration of our concession effective as of June 21, 2021.

Refinancing of Certain Credit Lines

During 2020 and 2021, we refinanced certain of our outstanding credit lines, extending the maturity dates to provide additional support as we continued to navigate disruptions to international trade and demand for our services in the wake of the COVID-19 pandemic.

Construction of a New Floating Drydock

We recently entered into a construction agreement with Westport Orange Shipyard to build a new 6,600 metric tons floating drydock to increase the capacity of our shipyard operations. The project is supported by a 7-year financing agreement with Amegy Bank (Zions Bancorporation N.A.), guaranteed by the U.S. Export-Import Bank (“EXIM Bank”), for up to 85% of the purchase price of the floating drydock. This asset is expected to be received during the first quarter of 2023.

Charter of Specialized “Mud Vessels”

In August 2021, PEMEX awarded us a 3-year contract to operate three specialized “mud vessels” for use in the dredging and clearing of mud, silt, sand or other sediment from the sea bed.

Relocation of Corporate Headquarters

As part of our cost reduction efforts, in 2020 we moved our corporate headquarters to a new location in Mexico City, which we expect will generate significant savings by lowering our lease payments and other corporate costs.

Grupo TMM, S.A.B. and Subsidiaries

Vessel Sales

In accordance with our fleet modernization plan, in recent years we have sold or otherwise ceased to operate a number of vessels.  On August 30, 2019, we terminated service to the tugboat “SMR Manzanillo” in connection with its sale to Bricor Servicios Portuarios Mexicanos S.A. de C.V. by TMMDM.  We also terminated service to the tankers “Veracruz” and “Durango” when TMMDM sold them to Mercantile and Maritime Trading PTE LTD on January 29, 2020 and February 6, 2020, respectively, and terminated service to the tanker “Tajín” when TMMDM sold it to Shannon Trading S.A. on February 10, 2020.  On January 8, 2021, we sold the parcel tanker M/T “Olmeca” to Athene Shipping Limited. Most recently, in January 2022 we sold the supply vessel “Isla Colorada” to Buzca Soluciones de Ingenieria, S.A. See Note 29 of the accompanying Audited Consolidated Financial Statements.

RTG Crane Acquisition

In June 2019, we entered into a financing agreement with PNC Bank, N.A., guaranteed by EXIM Bank, to acquire a rubber tyred gantry (“RTG”) crane to replace the the crane used in our automotive sector operations at Aguascalientes. Pursuant to the agreement, the Company received loan proceeds in the amount of US$860 thousand (approximately 85% of the purchase price of the crane), at a fixed rate of 4.40% per annum, with semiannual payments of principal and interest, and maturing in July 2024. See Note 14 of the accompanying Audited Consolidated Financial Statements.

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

Refinancing of Parcel Tankers Debt

In May 2018, following the sale of the parcel tanker M/T “Maya” the Company prepaid the full US$25 million outstanding on a line of credit from DVB Bank America, N.V. which had been incurred to finance the purchase of that vessel.  In addition, in September 2018, the Company obtained a new line of credit from ACT Maritime LLC, a subsidiary of Alterna Capital Partners, LLC, in the amount of US$5.25 million, at a variable rate of LIBOR 90 days plus 750 points, with quarterly payments of principal and interest, and maturing in September 2023.  The proceeds of this new line of credit were used to pay off the remaining balance of the 10-year line of credit in the original amount of US$27.5 million that the Company had obtained from DVB Bank America, NV in May 2007 to purchase the parcel tanker M/T “Olmeca.” In December 2020, we used the funds obtained from Athene Shipping Limited as an advance on the sale of the “Olmeca” to prepay in full the US$3.5 million outstanding on the ACT Maritime LLC line of credit.    See Item 5. “Liquidity and Capital Resources – Purchase of Two Parcel Tankers” and Note 9 of the accompanying Audited Consolidated Financial Statements.

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

	Foreign Trade 2019-2021(a)
	As of December 31, (in millions of Dollars)
	2021	2020	2019
Total Exports	$494,225	$416,999	$460,604
Total Imports	$505,716	$382,986	$455,242
Total Trade Flows	$999,941	$799,985	$915,846
Growth Rate—Exports	18.5%	(9.5)%	2.2%
Growth Rate—Imports	32.0%	(15.9)%	(2.0)%
Growth Rate—Total	25.0%	(12.7)%	0.1%
Growth Rate—GDP(b)	4.8%	(8.2)%	(0.1)%

(a)	The figures include the in-bound (maquiladora) industry.
(b)	The methodology for calculating Growth Rate-GDP was modified by the Instituto Nacional de Estadistica, Geografia e Informatica (INEGI) and is based on 2013 prices.
Source: Instituto Nacional de Estadistica, Geografia e Informatica (INEGI).

Business Strategy

As part of our continued effort to achieve the Company’s goals, throughout the past three years we have accomplished the following:

■
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

■
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

Grupo TMM, S.A.B. and Subsidiaries

■	We have expanded the customer base in all of our business segments, resulting in better operating margins while strengthening our market position.

■	In August 2021, PEMEX awarded us a 3-year charter contract to operate 3 specialized mud vessels for use in dredging operations.

■
On February 4, 2022, Aeropuerto Internacional Felipe Angeles-AIFA, the new airport in Mexico City, awarded our wholly owned subsidiary, TMM Almacenadora S.A.P.I. de C.V., a 10-year lease to operate a bonded warehouse of 5,184 square meters within the airport’s cargo terminal.

■
In December 2020, we prepaid the full US$3.5 million outstanding on our 5-year line of credit from ACT Maritime LLC, a subsidiary of Alterna Capital Partners, LLC, with proceeds from our sale of the parcel tanker M/T “Olmeca”.

■
In February 2019, we purchased from Sierra Oild & Gas 50% of the shares of Optimus, the joint venture company developing the liquid terminal project in Tuxpan. As a result, Optimus is now a wholly owned subsidiary of the Company.

Moving forward, our business strategy is focused on the following:

Expansion and Improvement of our Maritime Operations

The recent Mexican Energy Reforms have the potential to increase oil and gas activity in Mexico by PEMEX and other industry participants, both domestic and international. To better capitalize on any such increase in light of the preferences granted to Mexican ship-owners under the Mexican Navigation Law (Mexican flagged vessels have a preference to perform cabotage in Mexican waters), our Maritime Operations division is focused on consolidating and expanding operations by: (i) increasing cabotage services with medium and long-term contracts; (ii) satisfying demand for exploration and distribution services in Mexico and abroad by meeting market requirements for new generation vessels with higher-rated and deeper-water capabilities; and (iii) increasing the current capacity of our shipyard repair services to more than 30 vessels per year, including the vessels we operate and, in the long term, to have the capacity to build vessels, enabling us to compete to satisfy the expected demands of current and future customers.  In support of this effort, we recently entered into a construction agreement with Westport Orange Shipyard to build a new 6,600 metric tons floating drydock to increase the capacity of our shipyard operations. The project is supported by a 7-year financing agreement with Amegy Bank (Zions Bancorporation N.A.), guaranteed by EXIM Bank, for up to 85% of the purchase price of the floating drydock.

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

We retain a significant portion of land in Tuxpan and continue to develop projects associated with that region.

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

Improvement of our Warehousing Operations

We are working to improve our strategic bonded warehousing services as well as import duties service. Additionally, we are focusing our growth through providing an integral logistic service to our customers, encompassing bonded warehousing services, inventories management, value-added services, and delivery to the end consumer.

We expect to meet all of the above mentioned goals through a series of financial and commercial strategies that are described in greater detail under Item 5. “Operating and Financial Review and Prospects—Business Plan.”

Certain Competitive Advantages

We believe that we benefit from the following competitive advantages:

■	We are one of the largest and leading Mexican owned and operated maritime and logistics companies in Mexico.

■	We have extensive and proven experience in ports, terminals and integrated services, such as yards operations, vessels and intermodal equipment maintenance, repair and warehousing in Mexico.

■	We have a demonstrated ability to contract vessels with limited disruptions.

■	The Mexican Navigation Law requires that Mexican flag carriers receive preferential treatment.

■	We are poised to capitalize on future growth in the Mexican energy sector.

■	We are certified by the Institute of International Container Lessors (“IICL”) for our maintenance and repair of containers.

■	Our operations in Tuxpan, Veracruz are in a prime location to capitalize on the growth of trade via the Gulf of Mexico.

Maritime Operations

Our Maritime Operations include: (a) supply and logistics services to the oil offshore industry at offshore facilities in the Gulf of Mexico and between ports, moving crews and/or cargo to and from oil platforms; (b) a product tanker for the transportation in cabotage of petroleum products, such as the distribution of gasoline to a variety of Mexican and international ports where the gasoline is further distributed inland; (c) parcel tankers, also known as chemical tankers, for the transportation of liquid chemical cargoes between ports in Mexico and the United States; (d) a bulk carrier vessel that transports unpackaged general commodities between South America, the Caribbean and Mexico; and (e) shipyard services, including ship repair and dry docking services. This segment accounted for 71.3%, 62.4% and 58.9% of consolidated revenues for the years 2021, 2020, and 2019, respectively.

Grupo TMM, S.A.B. and Subsidiaries

Fleet Management

As of March 31, 2022, we operated 30 vessels comprised of a product tanker, two parcel tankers, a bulk carrier and offshore vessels.  Following the spin-off of TMMDM in December 2017, we entered into a maritime services contract with TMMDM pursuant to which we manage, operate and market the 24 ships belonging to TMMDM (23 offshore vessels and 1 tanker) for a fee based on the shipping revenues and the cost of services required to operate the vessels.

The table below sets forth information as of March 31, 2022, about the fleet we operate by type, size and capacities:

Vessel Type	Number of Vessels	Total Dead Weight Tons (in thousands)	Total Cubic Meter Capacity (in thousands)		BHP(*)
Offshore vessels	26	38.9		**	6,229
Product tankers	1	46.9	51.6			**
Parcel tankers	2	30.5	32.9			**
Bulk carriers	1	30.0		**		**

Total	30	146.3	84.5

*	Average Brake Horse Power.

**	Not applicable.

Offshore Vessels

We have been participating in this business for more than 25 years. Our offshore division provides supply and logistics services to the offshore industry between the ports and the offshore facilities in the Gulf of Mexico through a specialized fleet that includes mud vessels, fast and conventional crew vessels, supply vessels, anchor handling tug supply vessels, floating production, storage and offloading (“FPSO”) vessels and Dynamic Positioning (“DP”) vessels. Other services include supply and administration of onboard personnel, coordination and supervision of the maritime transport of staff, materials and equipment from the base on shore to operational points of the vessels within the oil-drilling zone of the Gulf of Mexico, and coordination and supervision of catering and accommodation matters onboard the vessels. In 2021, the vessels we operate represented 9.3% of Mexico’s offshore fleet. As of March 31, 2022, thirteen vessels were hired by PEMEX or its subsidiaries, four vessels were hired by private oil companies, companies engaged in the construction and maintenance sectors, or in the spot market, and nine vessels were available for hire.

During 2021, PEMEX conduced a public tender through which we were awarded three long-term charter contracts for the mud vessels Redfish 4, Beluga 2 and Go Canopus, each of which commenced operations in July 2021.

Set forth below is information regarding the offshore vessels fleet as of March 31, 2022:

Vessel	Year	Flag	DWT(1)	LOA(2)(m)(3)	Beam (m)	BHP	Charterer(s)
*Eco III	2008	Mexico	10,306	117.0	21.0	3,618	PEP
+ Doña Hilda	2009	Mexico	317	53.4	9.8	7,200	Fieldwood
*Isla Arboleda	2002	Mexico	417	46.0	8.0	5,400	PEP
*Isla Arcas	2001	Mexico	224	50.3	9.1	7,200	-
*Isla Azteca	1998	Mexico	1,000	61.9	14.0	3,900	PEP
*Isla Blanca	2008	Mexico	480	49.4	11.0	1,700	Sky-Mar
*Isla Ciari	2009	Mexico	480	49.4	11.0	1,700	PEP
*Isla Creciente	2002	Mexico	357	42.7	9.0	6,750	PEP
*Isla de Cedros	1999	Mexico	2,000	67.0	14.9	8,000	-
*Isla San Jose	2006	Mexico	1,660	68.0	16.0	12,240	PEP
*Isla Grande	2004	Mexico	2,800	75.0	16.0	12,000	-
*Isla Guadalupe	1998	Mexico	1,598	61.0	13.8	5,300	-

Grupo TMM, S.A.B. and Subsidiaries

Vessel	Year	Flag	DWT(1)	LOA(2)(m)(3)	Beam (m)	BHP	Charterer(s)
*Isla Janitzio	2008	Mexico	480	49.3	11.0	1,700	PEP
*Isla León	2008	Mexico	1,350	63.4	15.6	6,500	-
*Isla Miramar	2000	Mexico	255	48.8	9.1	6,750	-
*Isla Monserrat	2007	Mexico	3,250	71.9	16.0	5,450	PEP
*Isla San Gabriel	2009	Mexico	369	55.6	10.4	7,200	Sky-Mar
*Isla San Ignacio	2009	Mexico	488	50.0	11.0	7,200	PEP
*Isla San Luis	2009	Mexico	381	55.5	10.4	7,200	ENI
*Isla Santa Cruz	2008	Mexico	1,900	63.4	15.8	6,800	PEP
*Isla Verde	2001	Mexico	540	44.0	11.0	1,700	-
*Isla San Diego	2009	Mexico	552	55.2	10.4	7,200	-
*Nevado de Colima	1983	Mexico	606	28.4	9.0	3,000	-
+ Redfish 4	2012	Mexico	2,435	67.40	16.00	8,000	PEP
+ Beluga 2	2012	Mexico	2,436	67.40	16.00	7,369	PEP
+ Go Canopus	2009	Mexico	2,278	67.00	16.00	10,876	PEP

(1)	Dead weight tons.
(2)	Overall length.
(3)	Meters.
*	TMMDM vessel.
+     Chartered vessel.

Product Tankers

Since 1992, we have provided product tanker chartering services to PEMEX and its subsidiaries for the transportation of clean and dirty petroleum products from refineries to various Mexican ports. As of December 31, 2021, the fleet we operated was comprised of one product tanker without a contract.

Set forth below is information regarding the product tanker fleet as of March 31, 2022:

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

Parcel Tankers

Our Parcel Tanker business operates between Mexican and American ports in the Gulf of Mexico, transporting chemicals, vegetable and animal oils and molasses. The majority of the transported cargo is under contracts of affreightment (“COAs”) in which the customers commit the carriage of their cargo over a fixed period of time on multiple voyages, with a minimum and a maximum cargo tonnage at a fixed price. The vessel operator is responsible for the vessel, the fuel and the port expenses. Currently, our parcel tanker fleet is comprised of two chartered vessels. We transported 518 thousand tons of chemical products in our parcel tankers during 2021, 606 thousand tons during 2020, and 586 thousand tons during 2019. Our primary customers for our parcel tanker services include major oil and chemical companies.

Grupo TMM, S.A.B. and Subsidiaries

Set forth below is information regarding our parcel tankers as of March 31, 2022:

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

Shipyard

The Company holds a concession to operate a shipyard in the port of Tampico, Mexico. The shipyard is strategically positioned in the Gulf of Mexico, in close proximity to offshore oil and gas facilities and other key commercial routes between the Southeastern United States and Mexico. The shipyard provides ship repair services and enables us to provide drydocking services to more than 30 vessels per year. In addition, to better capitalize on the opportunities created by new participants in the Mexican market, we intend to expand and diversify our shipyard capabilities through the construction of a new 6,600 metric tons floating drydock, the completion of which is expected to occur in the first quarter of 2023.

Customers and Contractual Arrangements

The primary purchasers of our Maritime Operations services are multi-national oil, gas and chemical companies. These services are generally contracted for on the basis of short-term or long-term time charters, voyage charters, COAs or other transportation agreements tailored to the shipper’s requirements. In 2021, excluding customers contracted through TMMDM, our ten largest customers accounted for approximately 83% and 59% of Maritime Operations revenues and consolidated revenues, respectively. The loss of one or more of our customers could have a material adverse effect on the results of our Maritime Operations.

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

Grupo TMM, S.A.B. and Subsidiaries

Markets

The demand for offshore vessels is affected by the level of offshore exploration and drilling activities, which in turn is influenced by a number of factors including:

■	expectations as to future oil and gas commodity prices;

■	customer assessments of offshore drilling prospects compared to land-based opportunities;

■	customer assessments of cost, geological opportunity and political stability in host countries;

■	worldwide demand for oil and natural gas;

■	the ability of the Organization of Petroleum Exporting Countries (“OPEC”) to set and maintain production levels and pricing;

■	the level of production of non-OPEC countries;

■	the relative exchange rates for the U.S. dollar; and

■	various government policies regarding exploration and development of their oil and gas reserves.

Ports and Terminals Operations

We conduct general cargo operations at the public berth in the port of Tuxpan pursuant to a permit awarded by the Mexican government. Additionally, we own land in Tuxpan on which we are developing a liquid oils terminal. Our permit in Tuxpan give us the right of first refusal to continue operations for a second term once the term of the original instrument expires. In 2019, our permit in Tuxpan was extended for an additional 10 years.

As further described below, from June 1996 to June 2021 we held a concession to operate the port of Acapulco through a joint venture with SSA. Our Acapulco ports and terminals operations terminated effective June 21, 2021 when the administration of President Manuel López Obrador elected not to renew our concession and transferred control of the port to SEMAR. Ports and Terminals operations accounted for 1.9%, 5.8% and 11.5% of consolidated revenues in 2021, 2020, and 2019, respectively.

The following table sets forth our existing port facilities and concessions:

Port	Concession/Permit	Date Awarded	Duration

Tuxpan	Stevedoring services	August 4, 1999	20 years (with the possibility of successive 10-year extensions, which were exercised in 2009 and 2019, respectively).

Tuxpan

Since 1999, we have held a permit to provide general cargo operations at the public berths in the port of Tuxpan, such as loading and unloading of grain and gravel for the construction of a gas pipeline. We also offer container-warehousing services at this port.  In addition, we own approximately 1,780 acres of land in the port of Tuxpan through our wholly owned subsidiaries, Bimonte S.A. de C.V., Prestadora de Servicios MTR, S.A. de C.V. and Services and Solutions Optimus, S. de R.L. de C.V., in which we plan to develop a liquid oils terminal and logistic facilities.

Grupo TMM, S.A.B. and Subsidiaries

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

Acapulco

In June 1996, we received a 25-year concession to operate the tourist port of Acapulco. Our port interests in Acapulco were operated through a joint venture with SSA called Administración Portuaria Integral de Acapulco, S.A. de C.V. (“API Acapulco”), in which we hold a 51% interest. Through API Acapulco, we operated and managed an automobile terminal, a cruise ship terminal with a capacity to receive two cruise ships simultaneously and an automobile warehouse with a capacity to store up to 1,700 automobiles.

When our concession came up for renewal in June 2021, the López Obrador administration decided that the public interest would be best served by transitioning Mexican port operations to the oversight and control of SEMAR.  As a result, our concession to provide port and terminal operations in Acapulco expired effective as of June 21, 2021.

From January 1, 2021 through the expiration of our concession on June 21, 2021, we handled 5,263 export automobiles for Volkswagen, Chrysler and Nissan to South America and Asia. For the full year 2020, we handled 19,310 automobiles. With respect to the cruise ship terminal, in 2021 we didn’t receive any cruise ships, while during 2020 we received a total of four cruise ships.

Shipping Agencies

We operate shipping agencies at key ports throughout Mexico, including the ports of Veracruz, Coatzacoalcos, Ciudad del Carmen, Dos Bocas, Tuxpan, Cozumel, Costa Maya, Progreso and Zihuatanejo. Our shipping agencies provide services to vessel owners and operators in Mexican ports, including (i) port agent services, including the preparation of the required documentation with the relevant port authorities for the dispatch of vessels; (ii) protective agent services, which support the rotation of crew members and the supply of spare parts; (iii) cargo and multimodal supervision; (iv) ship chandler services, which include the procurement of food, water and supplies and (v) bunkering services, which include the coordination of fuel delivery services. Our shipping agencies also provide shipping agency services at other major ports through agreements with local agents.

Logistics Operations

Through TMM Logistics, S.A. de C.V. (“TMM Logistics”), a wholly owned subsidiary of Grupo TMM, we provide dedicated logistics services to major manufacturers, including automobile manufacturers, and retailers with facilities and operations throughout Mexico. The services that we provide include consulting, analytical and logistics outsourcing services, which encompass the management of inbound movement of parts to manufacturing plants consistent with just-in-time inventory planning practices; logistics network (order-cycle) analysis; logistics information process design; supply chain and logistics management; product handling and repackaging; local pre-assembly; and maintenance and repair of containers in principal Mexican ports and cities. Due to the scope of our operations, together with the extent of our experience and resources, we believe that we are uniquely positioned to coordinate the entire supply chain for our customers. This segment accounted for 15.4%, 20.2% and 18.0% of consolidated revenues in 2021, 2020, and 2019, respectively.

Grupo TMM, S.A.B. and Subsidiaries

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

Warehousing Operations

We offer warehousing and bonded warehousing facility management services through our subsidiary, ADEMSA. ADEMSA currently operates over 217,000 square meters of warehousing space throughout Mexico, including 67,353 square meters of direct warehouse space (the largest of which is located in northern Mexico City). Due to its regulated nature, ADEMSA is one of a limited number of warehousing companies authorized by the Mexican government to provide bonded warehousing services and to issue negotiable certificates of deposit. This segment accounted for 11.4%, 11.6% and 11.6% of consolidated revenues in 2021, 2020, and 2019, respectively.

Grupo TMM’s Strategic Partners

We are currently a partner in the following strategic arrangements:

Business	Partner
Commercialization of Petroleum Products	Petrosoluciones en Firme, S.A.P.I de C.V.
Energy Infrastructure	EGI Oil & Gas, S.A. de C.V.

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

When implementing the technology platforms that support the operations across our business units, we work hand in hand with specialized teams of IT consultants and globally recognized companies such as Microsoft and SAP. In collaboration with these companies, we have implemented IT best practices and jointly developed a technology strategy to enable us to respond swiftly to the current needs of our businesses, while simultaneously laying the groundwork for future evolution in our IT systems.  Underlying our technology strategy is an understanding that our IT systems must remain flexible and able to adapt to changes in the financial conditions of the Company and emerging national and international trends, practices or circumstances.

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

Ports and Terminals Operations

The Company’s key competitors in its ports business are CICE, Hutchinson Ports, SSA Mexico and Amports.

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

Our port operations are subject to the Ley de Puertos. Port operations require a concession title granted by the Mexican government to special companies incorporated under the Ley de Puertos, which companies may partially assign their concession title to third parties for the use and exploitation of assets owned by the Mexican government in the different port facilities (subject to the Ley de Puertos and the terms and conditions of the concession title). Various port services require a special permit granted by the Ministry of Communications and Transportation of Mexico. Concession titles may be revoked under certain circumstances in accordance with applicable law and the terms of the concession title. Partial assignments of concession titles may be rescinded under certain circumstances established in the corresponding assignment agreements. Foreign investment in special companies incorporated under the Ley de Puertos may not exceed 49%, except through vehicles or securities deemed by applicable Mexican law as “neutral investments.”

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

Listed below are some of the salient points of the legislation:

■	customary provisions enabling authorities to carry out inspections of vessels and investigations of incidents;

■	regulations concerning registration of vessels and waivers allowing Mexican companies to operate foreign flag vessels in otherwise reserved domains;

■	foreign vessels are obliged to designate a shipping agent in order to call at Mexican ports;

■	Mexican flag vessels are required to operate with Mexican crews only and cabotage is in principle reserved for Mexican vessels;

Grupo TMM, S.A.B. and Subsidiaries

■
when a foreign vessel is abandoned by the owners with cargo on board, provisions of the legislation coordinate repatriation and temporary maintenance of the crew which the law deems ultimately to be the joint and several liability of the owner and agent;

■	the carriage of passengers, cargo and towage in ports and pilotage are also regulated;

■
captains are responsible for damage and loss caused to vessels or ports due to negligence, lack of proper qualification, carelessness or bad faith, but are not responsible for damages caused by an act of God or force majeure;

■	companies providing towage services must carry insurance to cover their liabilities to the satisfaction of the authorities;

■
pollution is regulated by international treaties; however this only covers CLC-type liabilities. Pollution in respect of other substances is dealt with under local legislation which has no limitation. This is irrespective of any criminal proceedings or sanctions against the party responsible for the incident; and

■	maritime privileges are also considered within the law.

The law establishes time limits for commencement of proceedings with respect to 7 specific types of contracts as follows:

■	bareboat charter;

■	time charter;

■	voyage charter;

■	carriage of goods;

■	passengers;

■	salvage; and

■	towage.

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

The regulations develop various substantive aspects of the Mexican Navigation Law, including:

■	general provisions (definitions, guarantees, and maritime insurance);

■	extraordinary specialization of vessels, registration, national maritime registry, maritime agents and nautical education;

■	temporary navigation permits and permits for permanent stay, maneuver, nautical tourism and pollution prevention; and

■	revisions to conform hydrocarbons terminology to the new Hydrocarbons Law.

Grupo TMM, S.A.B. and Subsidiaries

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

Mexican Energy Reforms

On December 12, 2013, the Mexican government passed legislation amending articles 25, 27 and 28 of the Mexican Constitution (Constitución Política de los Estados Unidos Mexicanos) and providing 21 transitional articles to establish the legal framework for reforming the Mexican energy sector. The reforms aim to modernize the Mexican energy sector and increase private investment by, inter alia:

■	providing for PEMEX and CFE to become state-owned, for-profit companies (empresas productivas del estado);

■
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

■
allowing private entities that have entered into a contract with PEMEX or the Mexican government to report, for accounting and financial purposes, the awarding of the contract, the related oil and gas reserves and the contract’s forecasted benefits, provided the private entities affirm that all oil and gas within the subsoil remains the property of Mexico;

■
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

■	allowing PEMEX to transfer its rights to explore for and develop oil and gas resources to private entities upon application to SENER;

■
allowing the Energy Regulatory Comission (Comisión Reguladora de Energia or CRE) to grant permits for the storage, transport and distribution of oil and gas through pipelines as well as for the generation and commercialization of electricity;

■
creating the Mexican Petroleum Fund for Stabilization and Development (Fondo Mexicano del Petróleo para la Estabilización y el Desarollo) to act as a government trust fund for the collection and administration of income received by the Mexican government from contracts with PEMEX and private entities;  and

■
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

In October 2021, the government presented its five-year plan for 2020-2024, which prioritizes investments in shallow waters and conventional onshore areas, and excludes unconventional onshore and deep-water areas. Furthermore, the plan indicates that the current administration does not intend to initiate new bidding processes for the award of further exploration and production rights until the current contracts demonstrate that they can generate profits for the government.

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

This Amendment introduces key modifications to the regulatory structure for the granting of permits for midstream and downstream activities under the Hydrocarbons Law, establishing heightened requirements on companies applying for permits to refine oil, process natural gas, or engage in various other activities including transportation, storage, distribution, compression, liquefaction, decompression, regasification, commercialization, and retail of hydrocarbons, fuels and petrochemicals. In particular, the Amendment:

■	requires that companies applying for a permit to conduct midstream or downstream activities first demonstrate that they meet certain minimum storage requirements established by SENER;

■
modifies the procedure for the approval of applications to assign a permit, moving from the current “deemed approval” system under which an assignment application is deemed approved if the authorities fail to respond within the relevant time period, to one in which the failure of the authorities to respond within such period will result in denial of the application;

■
establishes new grounds for the revocation of permits, including where CRE or SENER determine that the permit holder (i) has committed the crime of hydrocarbons, fuels and petrochemicals smuggling or (ii) is otherwise in breach of the permit conditions or the provisions of the Hydrocarbons Law;

■
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

■
allows CRE or SENER to determine the length of any permit suspension, hire a new operator, use (or authorize PEMEX to use) the personnel of the permit holder to continue the permit holder’s operations,  or use a combination of the foregoing;

■	allows CRE or SENER to revoke permits for storage activities in cases where the holder has failed to meet and comply with the authorized storage capacity; and

■
provides that where a permit holder has failed to exercise their rights or perform their duties within the time period specified in the permit, or within 365 days if no period is specified, CRE or SENER may declare the permit to have expired and be of no further legal validity.

Grupo TMM, S.A.B. and Subsidiaries

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

The Mexican government might also consider changes to ports concessions already granted to third parties, as well as those that are in the process of being granted. We cannot provide any assurance that certain political decisions of the Mexican government will not put at risk the permanence of port concessions, or that such decisions will not have a negative effect on our business.

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

Organizational Structure

We hold a majority of the voting stock in each of our subsidiaries. The most significant subsidiaries, as of March 31, 2022, include:

Name	Country of Incorporation	Ownership Interest	Voting Interest
Autotransportación y Distribución Logística, S.A. de C.V. (Logistics)	Mexico	100%	100%
TMM Logistics, S.A. de C.V. (Logistics)	Mexico	100%	100%
Transportación Marítima Mexicana, S.A. de C.V. (Product and parcel tankers, offshore vessels, and specialized vessels)	Mexico	100%	100%
Prestadora de Servicios MTR, S.A. de C.V. (Ports)	Mexico	100%	100%
Bimonte, S.A. de C.V. (Ports)	Mexico	100%	100%
Services and Solutions Optimus, S. de R.L. de C.V. (Ports)	Mexico	100%	100%
Administradora Marítima TMM, S.A.P.I. de C.V. (Shipping agencies)	Mexico	100%	100%
TMM Parcel Tankers, S. A. de C. V. (Tanker vessels)	Mexico	100%	100%
Almacenadora de Deposito Moderno, S. A. de C. V. (Warehousing)	Mexico	100%	100%
TMM Almacenadora S.A.P.I. de C.V.(Warehousing)	Mexico	100%	100%
Inmobiliaria Dos Naciones, S. R. L. de C. V. (Shipyard)	Mexico	100%	100%
Operadora Portuaria de Tuxpan, S.A. de C.V. (Ports)	Mexico	100%	100%

Property, Vessels and Equipment

Our principal executive offices are located in Mexico City, and are currently under lease from October 2020 through September 2029. Our business activities in the logistics and transportation fields are conducted with both owned and leased equipment, and, in certain instances, through concessions granted to us by the Mexican government. We were granted the right to operate certain facilities, including certain warehouses, cruise ship terminals and ports, as part of franchises awarded through the Mexican government’s privatization activity. We operate facilities, either through leases or with direct ownership interests in Aguascalientes, Altamira, Cancun, Ciudad del Carmen, Ciudad Juarez, Ciudad de Mexico, Coatzacoalcos, Dos Bocas, Ensenada, Guadalajara, Veracruz, Manzanillo, Monterrey, Nuevo Laredo, Puebla, Reynosa, Tapachula, Tampico, Toluca and Tuxpan. See Item 4. “Information on the Company — Business Overview,” and Notes 9, 10 and 11 to the accompanying Audited Consolidated Financial Statements contained elsewhere herein.

Grupo TMM, S.A.B. and Subsidiaries

Concession Rights and Related Assets are summarized below:

	Years Ended December 31,
	2021	2020	Estimated Amortization Life (Years)
	(in thousands of Pesos)
API Acapulco	$94,607	$94,607	-
Accumulated amortization	(94,607)	(92,715)
Concession rights and related assets – net	$-	$1,892

API Acapulco’s concession to provide port and terminal services at the port of Acapulco expired effective as of June 30, 2021 following the Mexican government’s decision not to renew it and to transfer control of port operations to SEMAR.

Property, Vessels and Equipment are summarized below:

	Years Ended December 31,
	2021	2020	Estimated Total Useful Lives (Years)
	(in thousands of Pesos)
Vessels	$-	$182,055	25
Shipyard	149	190	40
Drydocks (major vessel repairs / mud vessels refurbished in 2021)	72,783	6,858	2.5
Buildings and installations	116,714	286,232	20 and 25
Warehousing equipment	387	450	10
Computer equipment	277	397	3 and 4
Terminal equipment	23,337	24,309	10
Ground transportation equipment	2,564	3,730	4, 5 and 10
Other equipment	8,434	9,500
	$224,645	$513,721
Land	1,199,550	1,934,345
Construction in progress	116,743	83,930
Total Property, Vessels and Equipment—net	$1,540,938	$2,531,996

On March 31, 2014, the Company, through its subsidiary IDN, entered into a “sale and leaseback” arrangement with UNIFIN Financiera, S.A.P.I. de C. V., SOFOM E.N.R. (“UNIFIN”) whereby IDN sold to UNIFIN the floating drydock “ARD-10”, the floating drydock “ABDF 2”, and the towing vessel “Catherine M” for an amount of approximately $55.6 million. At the same time, IDN and UNIFIN entered into a four-year operating leasing arrangement for the three assets in order to maintain their ability to operate and generate income.  In 2018, the Company repurchased the floating drydock “ARD-10” and the towing vessel “Catherine M” from UNIFIN, and IDN extended the operating lease of the floating drydock “ABDF 2” by two years. In April 2020, IDN and UNIFIN entered into an additional four-year extension of the “ABDF 2” operating lease.

Since January 1, 2014, the Company has applied the revaluation model for its assets in accordance with IAS 16 “Property, Plant and Equipment”. The revalued amounts for the majority of its assets are determined at market values calculated by professional appraisers, with the values of certain vessels determined using other valuation techniques. As a result, in December 2021, the Company recognized a cancellation of the revaluation surplus to some of its assets in the amount of $254.0 million, while in December 2020, the Company recognized a gain on revaluation of assets of $314.4 million. See Notes 4.8 and 25 of the Audited Consolidated Financial Statements contained elsewhere herein.

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

Grupo TMM, S.A.B. and Subsidiaries

In December 2019, our subsidiary TMM sold its concession to provide tugboat services in the port of Manzanillo to an unrelated third party together with 100% of the shares in its tugboat business subsidiary, Snekke S.A. de C.V., and the harbor tugboat “TMM Colima”.

During the third quarter of 2021, we refurbished three mud vessels (“Redfish 4”, “Beluga 2” and “Go Canopus”) prior to commencement of their operations under a long-term charter contract with PEMEX.

As of December 31, 2021, one RTG crane has been pledged to secure our obligations under the financing agreement with PNC Bank, N.A. In addition, three properties have been pledged to secure our obligations under our lines of credit with Banco Autofin and Banco del Bajio.

On January 8, 2021, the vessel “Olmeca" was sold to the company Athene Shipping Limited, and was delivered in Singapore. The proceeds were used to prepay credit line with Act Maritime LLC for $3.5 million dollars in December 2020.

In December 2021, our subsidiary Inmobiliaria TMM, S.A. de C.V. wrote off three properties for a value of $191.0 million.

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

■
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

■
Changes in management. We have recently made various changes to our senior management team.  Effective September 1, 2020, Mrs. Vanessa Serrano Cuevas assumed the role of Chief Executive Officer and Mrs. Flor de María Cañaveral Pedrero assumed the role of Deputy Chief Executive Officer.  Most recently, effective January 4, 2021, Mr. Luis Rodolfo Capitanachi Dagdug assumed the role of Chief Financial Officer and effective March 1, 2021, Mr. Axel Xavier Vera de Castillo assumed the role of Chief Information Officer. Also Mrs. Christian Venus Vázquez Coria, Mr. Gerardo Meza Vázquez, Mr. Luis Manuel Ocejo Rodríguez and Mr. Alejandro Romero Rodríguez effective March 2022, assumed the roles of Legal Manager, Audit Manager, Strategic Projects Director and Maritime Operations Director, respectively.

■
Updating our digital technology platforms: We continue to improve our technology and information systems capabilities through our Digitalization strategy. Supported by integrated cloud-based platforms, we have developed specific software applications for each business unit, and have improved our telecommunications connectivity and internet speed across all locations to ensure business continuity on and off site. The efforts of our internal information technology employees have been fundamental to this transformation, working in close collaboration with our business partners to keep our operations running. As a result of these efforts, today our companies are aligned in a digital information platform that will enable them to operate efficiently, effectively, flexibly and with an eye toward future changes impacting our businesses and our customers. Furthermore, we are continuously improving our financial systems according to SAP updates and business operational changes, in order to obtain consolidated reports in a faster and more reliable way. See Item 4. “Information on the Company — Systems and Technology.”

Grupo TMM, S.A.B. and Subsidiaries

■
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

■
Acquisiton of an RTG Crane. In June 2019, we entered into a financial agreement with PNC Bank, N.A. , guaranteed by EXIM Bank, to acquire an RTG crane to replace the the crane used in our operation for the automotive industry at Aguascalientes. See Item 4. “Information on the Company — Recent Developments – RTG Crane Acquisition.”

■
Enhancing our Maritime Operations: We have strengthened and streamlined our Maritime Operations in recent years, developing the business into our most profitable segment. We remain focused on expanding our Maritime Operations to add specialized vessels to our fleet in order to meet market requirements for new generation vessels with higher-rated and deeper-water capabilities. As part of this strategy, as of August 2021, we entered into a long-term contract with PEMEX to operate three specialized vessels known as “mud vessels”. In addition, we have continued our efforts to diversify our customer base, as well as implemented a strategic cost reduction plan to offset some of the instability in the oil industry. See Item 4. “Information on the Company — Business Strategy – Expansion and Improvement of our Maritime Operations.”

■
Developing our shipyard operations in the port of Tampico: We continue to develop our shipyard operations in the port of Tampico, where we provide ship repair and drydock services to more than 30 vessels per year, of which approximately 25% have been vessels we operate, which has reduced the vessel maintenance and repair costs for this fleet. In addition, we recently entered into a construction agreement with Westport Orange Shipyard to build a new 6,600 metric tons floating drydock to increase the capacity of shipyard operations.  The project is supported by a 7-year financing agreement with Amegy Bank (Zions Bancorporation N.A.), guaranteed by EXIM Bank, for up to 85% of the purchase price of the floating drydock. In the medium term, we plan to build a fixed drydock with the capacity to receive larger vessels as well as to be able to build vessels and marine structures at the shipyard, enabling us to compete to satisfy the expected demands of PEMEX and future customers for new offshore vessels. See Item 4. “Information on the Company — Business Strategy – Expansion and Improvement of our Maritime Operations.”

■
Developing a liquid oils terminal at the port of Tuxpan: We continue developing storage and transportation infrastructure to serve the growing demand for refined products, including through our acquisition of 100% of the shares of Services and Solutions Optimus S. de R.L. de C.V., which is developing a liquid oils terminal at the port of Tuxpan,. The Mexican Energy Reforms include refined products liberalization, which should result in new mid-stream infrastructure to meet the demand for gasoline and diesel imports. The liquid oils terminal should help us capitalize on current and future demand for gasoline and diesel imports, which currently account for more than 70% of domestic consumption. See Item 4. “Information on the Company — Business Strategy – Expansion of our Ports and Terminals Operations.”

■
Partnership diversification: Through our wholly owned subsidiary, Caoba Energía S de R.L. de C.V. we entered into an association with Petrosoluciones en Firme S.A.P.I. de C.V. to develop a project for the commercialization of oil/petroleum derivatives. We also entered into a partnership with EGI Oil & Gas, S.A. de C.V. through our wholly owned subsidiary, Trinidad Energy, S.A. de C.V., to provide state-of-the-art pipelines for the construction and maintenance of the hydrocarbons sector.

Grupo TMM, S.A.B. and Subsidiaries

■
Reducing our corporate overhead: Over the last few years, we have significantly reduced our operating costs by reducing our corporate executive headcount through the elimination of redundant functions and the transfer of certain employees to other business areas within the Company. We also relocated our corporate headquarters to a new location in Mexico City, reducing our lease expenses and other corporate overhead costs.  For 2022, we aim to optimize the size of our corporate staff as necessary to implement our business strategy.

■
Sale of certain subsidiaries: In recent years we have sold certain non-strategic subsidiaries in an effort to streamline our operations and reduce operating costs. During 2019, we sold 100% of the shares of the subsidiaries Bamorau Servicios S.A.P.I. de C.V. and Snekke S.A. de C.V. related to the tugboats business to unrelated parties for a total gain on sale of $279.7 million. In 2020, we sold 100% of the shares of our subsidiaries Siremirta Corporate, S.A. de C.V., Ricalme Services, S.A. de C.V., Dogoubert, S.A.P.I. de C.V. and Judsony, S.A.P.I. de C.V. to an unrelated third party for a total gain on sale of $451,000. We did not sell any subsidiaries in 2021.

■
Warehousing expansion: On February 4, 2022, the new airport in Mexico City (Aeropuerto Internacional Felipe Angeles-AIFA) awarded TMM Almacenadora S.A.P.I. de C.V., our wholly owned subsidiary, a 10-year lease to operate a bonded warehouse of 5,184 square meters within the airport’s cargo terminal. This expansion of our warehousing operations is in keeping with our strategy to diversify and expand our business lines beyond our traditional core segments.

■
Termination of port and terminal operations at the Port of Acapulco: Since 1996, we have operated the port of Acapulco in association with SSA Mexico through a concession granted by the Mexican government. The concession was subject to renewal in June 2021, at which time the López Obrador administration decided that the public interest would be best served by transitioning Mexican port operations to the oversight and control of SEMAR. As a result, we terminated our port and terminal operations in Acapulco concurrently with the expiration of our concession on June 21, 2021.

Operating Results

The following discussion should be read in conjunction with, and is qualified in its entirety by reference to our Financial Statements and the notes thereto appearing elsewhere in this Annual Report. Our Financial Statements have been prepared in accordance with IFRS, which differ in certain respects from U.S. GAAP.

General

Set forth below is a summary of the results of operations:

	Year Ended December 31,
	2021	2020	2019
	(in millions of Pesos)
Consolidated Transportation Revenues
Maritime Operations	$964.1	$751.2	$868.5
Ports and Terminals Operations	25.3	69.3	169.8
Logistics Operations	208.8	243.8	265.5
Warehousing Operations	153.5	139.0	171.9
Total	$1,351.7	$1,203.3	$1,475.7
(Loss) Income on Transportation
Maritime Operations	$73.4	$74.5	$150.0
Ports and Terminals Operations	(35.7)	(20.8)	31.8
Logistics Operations	15.9	3.6	13.6
Warehousing Operations	(16.0)	(16.5)	(2.4)
Shared corporate costs	(78.3)	(112.4)	(214.1)
Total	$(40.7)	$(71.6)	$(21.1)

Grupo TMM, S.A.B. and Subsidiaries

Fiscal Year ended December 31, 2021 Compared to Fiscal Year ended December 31, 2020

Revenues from operations for the year ended December 31, 2021 were $1,351.7 million compared to $1,203.3 million for the year ended December 31, 2020.

	Consolidated Transportation Revenues (in millions of Pesos) Years Ended December 31,
	2021	% of Net Revenues	2020	% of Net Revenues	Y2021 vs. Y2020 % Change
Maritime Operations	$964.1	71.3%	$751.2	62.4%	28.3%
Ports and Terminals Operations	25.3	1.9%	69.3	5.8%	(63.5)%
Logistics Operations	208.8	15.4%	243.8	20.2%	(14.4)%
Warehousing Operations	153.5	11.4%	139.0	11.6%	10.4%
Total	$1,351.7	100.0%	$1,203.3	100.0%	12.3%

Maritime Operations

Maritime Operations’ revenues increased 28.3% to $964.1 million in 2021 compared to $751.2 million in 2020 and represented 71.3% of our total revenues. The increase in revenue is mainly attributable to the August 2021 commencement of operations of three specialized mud vessels under long-term charters to PEMEX, an increase in the number of calls in the bulk carrier segment, as well as in the number of jobs in the shipyard derived from the gradual recovery of the industry from the downturn precipitated by the outbreak of the COVID-19 pandemic.

Ports and Terminals Operations

Ports and Terminals Operations’ revenues decreased 63.5% to $25.3 million for the year ended December 31, 2021 compared to $69.3 million for the year ended December 31, 2020, and accounted for 1.9% of total revenues. Results in fiscal year 2021 were still affected by the prolonged impact of the COVID-19 pandemic, which continued to generate negative impacts worldwide, such as the cancellation of cruise ship arrivals. Results in 2021 were also negatively affected by the Mexican government’s decision not to renew our concession to operate the port of Acapulco.

Logistics Operations

Logistics Operations’ revenues decreased 14.4% to $208.8 million in 2021 compared to $243.8 million in 2020 and accounted for 15.4% of total revenues. This decrease was attributable to a series of negative events affecting logistics operations globally, such as the shortage of shipping containers, which mainly affected the operations in our maintenance and repair of containers segment.

Warehousing Operations

Warehousing Operations’ revenues increased 10.4% to $153.5 million in 2021 compared to $139.0 million in 2020 and accounted for 11.4% of total revenues. The increase in 2021 stemmed primarily from a new short-term contract with a major retailer in the country.

 (Loss) Income on Transportation

 (Loss) income on transportation reflects revenues on transportation less operating costs and expenses. References to operating income (loss) in this Annual Report refer to income (loss) on transportation, plus/minus the effect of other income (expenses) as presented in the Audited Consolidated Financial Statements included elsewhere in this Annual Report. Total costs and expenses for the year ended December 31, 2021 increased 9.2% to $1,392.4 million from $1,274.8 million for the year ended December 31, 2020. This increase was mainly due to an increase of 80.9%, or $252.9 million, in property leasing and equipment. The increase in leasing costs was due to the rental of specialized vessels for use in our maritime operations following the disposal of our owned vessels. Operating loss decreased to $210.1 million for the year ended December 31, 2021 compared to an operating loss of $ 328.8 million for the year ended December 31, 2020, primarily due to a reduction in non-recurring expenses, including a decrease in expenses related to the termination of the building lease for our former corporate headquarters and a decrease in corporate expenses related to an organizational restructuring.

Grupo TMM, S.A.B. and Subsidiaries

The following table sets forth information concerning the Company’s operating (loss) income on transportation by business segment for the years ended December 31, 2021 and 2020, respectively.

	Grupo TMM Operations (Loss) income on Transportation (1) (in millions of Pesos) Year Ended December 31,
	2021	2020	Y2021 vs. Y2020 % Change
Maritime Operations	$73.4	$74.5	(1.5)%
Ports and Terminals Operations	(35.7)	(20.8)	(71.6)%
Logistics Operations	15.9	3.6	341.7%
Warehousing Operations	(16.0)	(16.5)	3.0%
Shared Corporate Costs	(78.3)	(112.4)	30.3%
Total	$(40.7)	$(71.6)	43.2%

(1)
To better reflect Grupo TMM’s corporate costs, human resources and information technology costs are allocated separately to each business unit in accordance with their use. Income on transportation includes the following allocated total administrative costs: In 2021: $13.6 million in Ports and Terminals Operations, $13.6 million in Maritime Operations and $78.3 million in shared corporate costs. In 2020: $0.5 million in Ports and Terminals Operations, $9.5 million in Maritime Operations and $112.4 million in shared corporate costs.

Maritime Operations

Maritime Operations’ operating income for the year ended December 31, 2021 decreased to $73.4 million compared to $74.5 million for the year ended December 31, 2020, after deducting $13.6 million of administrative costs in 2021 compared with $9.5 million of such costs in 2020. The decrease is mainly due to less volume transported in parcel tankers, partially offset by the August 2021 commencement of operations of the three specialized mud vessels on long-term charter to PEMEX, an increase in the number of calls in the bulk carrier segment, as well as in the number of jobs in the shipyard derived from the gradual recovery of the industry from the downturn precipitated by the outbreak of the COVID-19 pandemic.

Ports and Terminals Operations

Ports and Terminals Operations’ registered an operating loss for the year ended December 31, 2021 of $35.7 million compared to a loss of $20.8 million for the year ended December 31, 2020, after deducting $13.6 million of administrative costs in 2021 compared to $0.5 million of such costs in 2020. The increase in losses was primarily attributable to the lingering impact of the COVID-19 pandemic, which caused the cancellation of cruise ship arrivals and contributed to supply disruptions and shortages of key materials such as shipping containers. Results in 2021 were also negatively affected by the Mexican government’s decision not to renew our concession to operate the port of Acapulco.

Logistics Operations

Logistics Operations operating income for the year ended December 31, 2021 increased to $15.9 million, compared to $3.6 million for the year ended December 31, 2020. This increase was mainly due to increased activity in our intermodal terminal and automotive business due to the gradual recovery in this sector.

Grupo TMM, S.A.B. and Subsidiaries

Warehousing Operations

Warehousing Operations’ operating loss in the year ended December 31, 2021 decreased to $16.0 million, compared to $16.5 million for the year ended December 31, 2020.

Net Financing Cost

	(in millions of Pesos) Year Ended December 31,
	2021	2020	Y2021 vs. Y2020 % Change
Interest income	$0.3	$7.1	(95.8)%
Interest expense
Interest in leases	$34.2	$33.6	1.8%
Interest on other loans	25.0	38.6	(35.2)%
Amortization of expenses associated with other loans	0.2	1.5	(86.7)%
Other financial expenses	3.2	2.0	60.0%
Subtotal	$62.6	$75.7	(17.3)%
Gain (loss) on exchange, net	$3.2	$(25.1)	(112.7)%
Net financing cost	$59.1	$93.7	(36.9)%

Net financing cost recognized during the year ended December 31, 2021 was $59.1 million compared to $93.7 million incurred during the year ended December 31, 2020. The net financing cost in 2021 included net exchange gain of $3.2 million and in 2020 included a net exchange loss of $25.1 million as a result of fluctuations in the relative value of the Peso against the Dollar. Interest expense decreased $6.2 million in 2021 mainly due to repayment of the balance of the debt associated with the vessel “Olmeca”.

Other (Expenses) income – Net

	(in millions of Pesos) Year Ended December 31,
	2021	2020	Y2021 vs. Y2020 % Change
Other (expenses) income – net	$(169.3)	$(257.2)	(34.2)%

Other (expenses) income – net for the year ended December 31, 2021 was $(169.3) million, including $130.0 million of assets written off and $38.5 millon of expenses related to the cancellation of the building lease of our former corporate headquarters. Other income – net for the year ended December 31, 2020 was $(257.2) million, including $113.5 million of expenses related to the cancellation of the building lease of our former corporate headquarters, $98.9 million of expenses associated with the write-off of accounts receivable, $31.8 million of project cancellation expenses, and $11.1 million of net expenses associated with the recovery of taxes paid in prior years.

Income Tax Expense

	(in millions of Pesos) Year Ended December 31,
	2021	2020	Y2021 vs. Y2020 % Change
Income tax gain (expense)	$21.1	$19.3	9.3%

In the year ended December 31, 2021, income tax expenses of $7.0 million were offset by deferred income tax benefit of $28.2 million, resulting in a gain from income tax of $21.1 million compared to a provision for income tax expense of $19.3 million in the year ended December 31, 2020. In the year ended December 31, 2020, income tax expenses of $10.9 million were offset by deferred income tax benefit of $30.2 million, resulting in a gain from income tax of $19.3 million compared to a provision for income tax expense of $64.6 million in the year ended December 31, 2019.

Grupo TMM, S.A.B. and Subsidiaries

Non-controlling Interest

	(in millions of Pesos) Year Ended December 31,
	2021	2020	Y2021 vs. Y2020 % Change
Non-controlling interest	$(5.5)	$(5.0)	10.0%

Non-controlling interest registered a loss of $5.5 million for the year ended December 31, 2021, in comparison to a loss of $5.0 million for the year ended December 31, 2020. This result is attributable to the termination of our operations at API Acapulco in association with SSA México following the expiration of our concession at the port of Acapulco.

Net (Loss) Income for the year attributable to stockholders of Grupo TMM

	(in millions of Pesos) Year Ended December 31,
	2021	2020	Y2021 vs. Y2020 % Change
Net (Loss) Income for the year attributable to stockholders of Grupo TMM	$(242.6)	$(398.2)	(39.1)%

In the year ended December 31, 2021, we recognized a net loss of $242.6 million, or $2.4 per Share. In the year ended December 31, 2020, we recognized a net loss of $398.2 million, or $3.9 per Share.

Fiscal Year ended December 31, 2020 Compared to Fiscal Year ended December 31, 2019

For a comparison of our operating results for the fiscal year ended December 31, 2020 to our operating results for the fiscal year ended December 31, 2019, see Item 5. “Operating and Financial Review and Prospects—Fiscal Year ended December 31, 2020 Compared to Fiscal Year ended December 31, 2019” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2020.

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

Our income from operations may therefore be materially affected by variances in the exchange rate between the U.S. dollar and the Mexican Peso.  Mexican Pesos historically have been subject to greater risk of devaluation and have tended to depreciate against the U.S. dollar.  Given that a large proportion of our revenues are denominated in U.S. dollars, we have sought to reduce our exposure to foreign currency risk by holding a portion of our debt in U.S. dollars. Currently, approximately 41.2% of our indebtedness is denominated in U.S. dollars, including liabilities associated with long-term operating leases.

Grupo TMM, S.A.B. and Subsidiaries

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

In addition, the Company notes that its financial statements present its debt obligations and liabilities associated with our long-term operating leases on a consolidated basis; however 68.5% of the Company’s debt as of December 2021 was held directly by its subsidiaries, each of which services its own debt out of its operating income. Management believes that these factors will enable the Company to remain current in its debt repayments notwithstanding the Mexican Law restriction on the distribution of profits by subsidiaries described below.

As of December 31, 2021, the debt obligations and liabilities associated with our long-term operating leases at each of the Company’s subsidiaries were as follows:

(in millions of Pesos)
Almacenadora de Deposito Moderno, S.A. de C.V.	$269.0
Grupo TMM, S.A.B.	140.4
TMM Logistics, S.A. de C.V.	100.6
TMM Dirección Corporativa, S.A. de C.V.	8.5
Inmobiliaria Dos Naciones, S. de R. L. de C.V.	14.1
Total	$532.6

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

As of March 31, 2022, our total debt amounted to $488.7 million, which includes $95.3 million of bank debt owed to several different banks and financial institutions, $35.8 million owed to non-institutional lenders and $357.6 million of liabilities associated with our long-term operating leases; of this debt, $184.1 million is short-term debt, and $304.6 million is long-term debt. Under IFRS, transaction costs in connection with financings are required to be presented as a part of debt. Further, following the January 1, 2019 adoption of IFRS 16, liabilities associated with operating leases are presented as a part of debt unless the lease term is for 12 months or less or the underlying asset is of low value.

As of December 31, 2021, our total debt amounted to $532.6 million, which includes $104.2 million of bank debt owed to several different banks and financial institutions, $18.5 million owed to non-institutional lenders and $409.9 million of liabilities associated with our long-term operating leases, primarily the lease of our corporate headquarters; of this debt, $317.6 million is short-term debt, and $354.1 million is long-term debt.

Grupo TMM, S.A.B. and Subsidiaries

As of December 31, 2021 and March 31, 2022, we were in compliance with all of the restrictive covenants contained in our financing agreements.

Our total shareholders’ equity in 2021, including non-controlling interest in consolidated subsidiaries, was $1,819.1 million, resulting in a debt-to-equity ratio of 0.37.

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

 As of March 31, 2022, we had net working capital (current assets less current liabilities) of $158.4 million. We had net working capital of $119.7 million, $(220.7) million and $476.6 million, as of December 31, 2021, December 31, 2020, and December 31, 2019, respectively. The increase in net working capital from December 31, 2021 to March 31, 2022 was primarily attributable to an increase in trade receivables associated with our shipyard business and the operation of three specialized mud vessels on long-term charters to PEMEX. The increase in net working capital from December 31, 2020 to December 31, 2021 was mainly attributable to the recognition of “non-current assets available for sale” and the commencement of operations in August 2021 of the three specialized mud vessels. The decrease in net working capital from December 31, 2019 to December 31, 2020 was mainly attributable to a significant downturn in our maritime and logistics transportation business, as well as the ongoing adverse effects of the COVID-19 pandemic. Although we continue to look for ways to improve our debt profile in order to reduce our financing costs and improve the flows available for investment, we believe our financial resources, including the cash expected to be generated by our subsidiaries, is sufficient to meet our present liquidity and working capital needs.  See “—Executive Overview – COVID 19 crisis actions” above.

Information on Cash Flows

Summary cash flow data for the years ended December 31, 2021, 2020, and 2019 is as follows:

	Years Ended December 31,
	2021	2020	2019
	(in million of Pesos)
Operating activities	$(78.1)	$(212.6)	$(33.7)
Investing activities	21.5	13.3	573.9
Financing activities	0.8	(205.4)	(336.2)
Currency exchange effect on cash	(9.9)	33.3	(6.1)
Net (decrease) increase in cash and cash equivalents	(65.7)	(371.4)	197.9
Cash and cash equivalents at beginning of year	105.3	476.7	278.8
Cash and cash equivalents at end of year	$39.6	$105.3	$476.7

For the year ended December 31, 2021, our consolidated cash position decreased by approximately $65.7 million from the year ended December 31, 2020. This decrease is mainly attributable to the payment made for the refurbishment of the three mud vessels and the increase in accounts receivable related to commencement of their operations.

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

Our Cash Flows from Operating Activities

Net cash flows used in operating activities amounted to $78.1 million in the year ended December 31, 2021 compared to $212.6 million used in the year ended December 31, 2020. The decrease is primarily due to the August 2021 commencement of operations of the three specialized vessels called mud vessels, an increase in the number of calls in the bulk carrier segment, as well as an increase in the number of works performed in the shipyard resulting from the gradual recovery of the industry.

Net cash flows used in operating activities amounted to $212.6 million in the year ended December 31, 2020 compared to $33.7 million used in the year ended December 31, 2019. The decrease is primarily due to the reduction in operating activity in API Acapulco, passenger’s mobility restrictions caused by the COVID-19 pandemic, and the drop in export activity, as well as the reduced operating results in our shipping agencies business due to the cancellation of cruise ship calls.

The following table summarizes cash flows from operating activities for the periods indicated:

	Years Ended December 31,
	2021	2020	2019
	(in million of Pesos)
(Loss) income before provision for income taxes	$(269.2)	$(422.5)	$95.9
Depreciation and amortization and other amortization	117.4	161.2	184.6
Loss (gain) on sale of fixed assets—net	44.7	(0.2)	(23.4)
Sale of subsidiaries	-	(0.5)	(279.7)
Provision for interests on debt	59.2	72.1	140.1
Investment interests	(0.3)	(7.1)	(5.1)
Loss (gain) from exchange differences	4.5	43.9	(26.4)
Total changes in operating assets and liabilities	(34.4)	(59.5)	(119.7)
Net cash provided by (used in) operating activities	$(78.1)	$(212.6)	$(33.7)

Our Cash Flows from Investing Activities

Net cash provided by investing activities for the year ended December 31, 2021 was $21.5 million, which included $83.5 million generated from the sale of the chemical tanker “Olmeca” and $13.2 from other assets, which was partially offset by the use of $75.5 million for investments in projects and operating equipment. Net cash provided by investing activities for the year ended December 31, 2020 was $13.3 million, which included $34.6 million generated from the sale of property, operating equipment and subsidiaries, which was partially offset by the use of $28.4 million for investments in projects and operating equipment. Net cash provided by investing activities for the year ended December 31, 2019 was $573.9 million, which included $617.1 million generated from the sale of property, operating equipment and subsidiaries, which was partially offset by the use of $48.3 million for investments in projects and operating equipment.

See “— Capital Expenditures and Divestitures” below for further details of capital expenditures and divestitures relating to the years ended December 31, 2021, 2020, and 2019, respectively.

Grupo TMM, S.A.B. and Subsidiaries

Our Cash Flows from Financing Activities

For the year ended December 31, 2021, cash generated from financing activities amounted to $0.8 million, which resulted primarily from $62.6 million of proceeds from borrowings, partially offset by the payment of $52.3 million of debt under existing loan facilities and operating leases and $9.5 million of interest payments.

For the year ended December 31, 2020, cash used in financing activities amounted to $205.4 million, which resulted primarily from the payment of debt under existing loan facilities and operating leases.

For the year ended December 31, 2019, cash used in financing activities amounted to $336.2 million, which resulted primarily from the payment of debt under existing loan facilities and operating leases.

Business Plan

We are focused on improving all our business segments through through a series of financial and commercial strategies, as well as maintaining efficient and cost-effective operations and strengthening our balance sheet, allowing us to better develop and implement our projects. These projects seek to combine the elements that can enable us to capture the opportunities presented by the Mexican Energy Reforms and other recent industry developments, with the ultimate goal of creating value for our shareholders.

Maritime Operations. We seek to capitalize on our steady and proven vessels management and operation expertise to increase our customer base and expand our services in the offshore operations and other maritime transportation segments such as tankers and bulk cargo vessels, taking advantage of the opportunities presented by new participants in the Mexican market.  We are also seeking to capitalize on these opportunities by expanding and diversifying our shipyard services. To this end, we recently entered into a construction agreement with Westport Orange Shipyard to build a new 6,600 metric tons floating drydock to increase the capacity of our shipyard operations. The project is supported by a 7-year financing agreement entered into with Amegy Bank (Zions Bancorporation N.A.), guaranteed by EXIM Bank, to finance up to 85% of the purchase price of the floating drydock, and is expected to be completed during the first quarter of 2023.  In the medium term, we plan to build a fixed drydock with the capacity to receive larger vessels (150-220 meters in length) as well as to be able to build marine structures, enabling us to compete to satisfy the expected demands of PEMEX and future customers.

Ports and Terminals Operations. We intend to continue to take advantage of our unique experience, our strategically located assets and the existing investment opportunities in the midstream oil and gas sector, to develop liquids oil terminals that will help reduce the current gap in infrastructure and anticipate growing demand for gasoline and diesel imports, which currently account for more than 70% of Mexico’s domestic consumption. In this regard, we intend to keep moving forward with the development of storage and transportation infrastructure to serve the growing demand for refined products from Tuxpan to the central region of Mexico as well as to develop logistic facilities fitted with modern equipment and suitable warehouses for high quality, fast and safe handling and storage of goods such as lubes, fertilizers and grains. The port of Tuxpan is the main port of entry for hydrocarbon imports and the closest port to Mexico City and the central area of Mexico.

Logistics Operations. As part of our commitment to ensure first-class maintenance and repair and increase our volume of operations, we plan to revamp our facilities, diversify and widen our services through strategic alliances or partnerships through which we can also develop the automotive, steel and food logistics market in all areas with emphasis on “just-in-time” inventory planning, subassembly and management of cars and container yards whilst improving our processes.

Warehousing Operations. We are working to improve our bonded warehousing services, import duties service and the development of our strategic warehousing services to provide integrated logistics services to our customers, encompassing bonded warehousing services, inventory management, value-added services, and delivery to the end consumer.

Grupo TMM, S.A.B. and Subsidiaries

Diversification of current operations: We are working through strategic alliances to develop new lines of business that will focus in the first stage on the commercialization of petroleum products and commodities in general, allowing us to provide our customers with services across the full logistics chain in the energy sector.

Corporate Expenses. As part of our continuous improvement plan, we aim to optimize the size of our corporate staff consistent with the implementation of the plans described above.

Capital Expenditures and Divestitures

The following tables set forth our principal capital expenditures and divestitures during the last three years:

Our Principal Capital Expenditures for the Last Three Years
(in millions of Pesos)
	Years Ended December 31,
	2021 (a)	2020 (b)	2019 (c)
Capital Expenditures by Segment: Ports and Terminals Operations	$11.7	$5.1	$24.1
Maritime Operations	63.7	7.6	12.0
Logistics Operations	0.1	0.1	0.6
Warehousing Operations	-	4.1	0.5
Corporate	-	11.5	11.1
Total	$75.5	$28.4	$48.3

(a)
In 2021, capital expenditures included: (i) Ports and Terminals Operations: $11.7 million in acquisition and equipment improvements and construction in process for the expansion and maintenance of port and terminal facilities; and (ii) Maritime Operations: $63.7 million in acquisition and equipment improvements.

(b)
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

(c)
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

Principal Capital Divestitures for the Last Three Years
 (in millions of Pesos)

	Years Ended December 31,
	2021 (a)	2020 (b)	2019 (c)
Capital Divestitures:
Sale of shares of subsidiaries	$-	$34.0	$600.9
Other assets	96.7	0.6	16.2
Total	$96.7	$34.6	$617.1

(a)	In 2021, capital divestitures included $96.7 million from the sale of a vessel (“Buque Olmeca”).
(b)	In 2020, capital divestitures included $0.6 million from the sale of other assets.
(c)	In 2019, capital divestitures included $16.2 million from the sale of a vessel (“Buque SMR Manzanillo”).

Capital Leases

As of December 31, 2021, the Company had no capital lease obligation.

Grupo TMM, S.A.B. and Subsidiaries

From December 31, 2021 to the date of this Annual Report, the Company has not incurred any capital lease obligations.

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

       Going forward, in order to meet our short-term obligations as well as carry out our projects, we are considering the sale of certain assets which are already reclassified to current assets, coupled with our strategy to build alliances and strategic partnerships, and obtaining sources of financing to enable us to realize our projects.

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

On May 17, 2018, the Company prepaid the outstanding line of credit with DVB Bank America, N.V. which had been incurred to finance the purchase of the M/T “Maya.”  In addition, in September 2018, the Company obtained a new line of credit from ACT Maritime LLC, a subsidiary of Alterna Capital Partners, LLC, in the amount of US$5.25 million, at a variable rate of LIBOR 90 days plus 750 points, with quarterly payments of principal and interest, and maturing in September 2023.  The proceeds of this new line of credit were used to pay off the remaining balance of the 10-year line of credit that the Company had obtained to purchase the M/T “Olmeca.” In December 2020, we repaid the outstanding balance of the ACT Maritime LLC line of credit in an amount of US$3.5 million (approximately $69.8 million) with proceeds from our sale of the “Olmeca” to Athene Shipping Limited.

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

To strengthen our financial position in the face of the economic downturn precipitated by the COVID-19 pandemic, we negotiated and obtained two grace periods of 3 months each in the payment of principal from April to September 2020, extending the term of the credit facility to January 2022. In October 2021, we extended the repayment terms to July 2024 retaining the same credit conditions. As of December 31, 2021, the outstanding balance of this facility was $18.1 million with interest payable at a fixed annual rate of 12.9%.

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

Other Debt

In January 2011, to improve the amortization schedule of the Receivables Securitization Facility and its cancelation, we decided to secure two lines of credit through our subsidiary Transportación Marítima Mexicana, S.A. de C.V. with two private investors, each of the credits for US$3.0 million. The loan accrues interest at a fixed rate of 11.25%, with semi-annual interest and principal payments, a two-year grace period for principal payments, and maturing January 2016. As of December 31, 2016 the outstanding balance of both credits was US$6.0 million. In 2017 and 2018, we paid US$1.5 million and in 2019 we paid a further US$1.5 million, fully repaying one of the two lines of credit.  During 2019, we extended the maturity date for the remaining US$3.0 million line of credit to July 2020 with monthly interest payments at a fixed rate of 11.25%, with semi-annual interest and principal payments. In July 2020, we extended the maturity date for the US$3.0 million line of credit to July 2021 with monthly interest payments at a fixed rate of 11.25%, and a ballon payment at maturity. We are currently in negotiations to change payment conditions and/or improve the amortization schedule. During 2021, we extended the maturity date for the remaining US$3.0 million line of credit to December 2022 with the same terms.

Grupo TMM, S.A.B. and Subsidiaries

In November 2011, acting through a subsidiary, we decided to enter into two loan facilities with INPIASA, S.A. de C.V. to strengthen the agricultural activities of ADEMSA. The first for $15.7 million at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of principal and interest, and maturing in August 2021, and the second for $4.2 million at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of principal and interest, which matured in October 2016. We are currently negotiating to extend the repayment term, as well as the payment conditions of the first credit line.

In September 2014, we decided to enter into three loan facilities to strengthen the agricultural activities of ADEMSA, through its subsidiary TMM Logistics, S.A. de C.V. with Banco Autofin México. The first for $45.8 million at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of principal and interest, and maturing September 2021, the second for $34.6 million at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of principal and interest, and maturing September 2021, and the third for $25.5 million at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of principal and interest, and maturing September 2021. To strengthen our financial position in the face of the downturn caused by the COVID-19 pandemic, we negotiated and obtained a grace period of 4 months in the payment of principal from the months of May to August 2020, extending the term of each credit line 4 months. The effective rate for these three loans as of December 31, 2021 was 9.72%, with a total outstanding balance of approximately $7.02 million.

In December 2014, we decided to enter into two lines of credit in Mexican Peso for working capital, through its subsidiary TMM Logistics, S.A. de C.V. with Banco Autofin México. The first for $21.6 million at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of interest and principal payment at maturity in March 2022, and the second for $8.4 million at a variable rate of the 28-day TIIE plus 350 basis points, with monthly payments of interest and principal payment at maturity in March 2022. To strengthen our financial position in the face of the downturn caused by the COVID-19 pandemic, we negotiated and obtained a grace period of 4 months in the payment of principal from the months of May to August 2020, extending the term of each credit line 4 months. As of December 31, 2021, the effective rate for these two loans was 9.72% and 8.72% respectively with an outstanding balance of $3.3 million and $0.7 million.

In November 2018, we decided to enter into another lines of credit in Mexican Peso for working capital, through its subsidiary TMM Logistics, S.A. de C.V. with Banco Autofin México, in the amount of $20.0 million at a variable rate of the 28-day TIIE plus 550 basis points, with monthly payments of interest and principal payment at maturity in November 2023. To strengthen our financial position in the face of the downturn caused by the COVID-19 pandemic, we negotiated and obtained a grace period of 4 months in the payment of principal from the months of May to August 2020, extending the term of the credit line 4 months. As of December 31, 2021, the effective rate was 10.73% with an outstanding balance of $11.0 million.

In light of the continuing negative effects of the COVID-19 pandemic, we negotiated with Banco Autofin México a new grace period of 6 months in the payment of principal for 4 of the 6 lines of credit for the months of January to June 2021, and extended the maturity of those lines correspondingly.

In April 2016, we entered into a $9.8 million line of credit with Banco HSBC, S.A. in order to strengthen the agricultural activities of ADEMSA, at a variable rate of the 28-day TIIE plus 300 basis points, with monthly payments of principal and interest and maturing in April 2021. To better withstand the negative effects of the COVID-19 pandemic, we negotiated and obtained a grace period of 3 months in the payment of principal from the months of May to July 2021, extending the term of each credit line 3 months, which matured and was repaid in full in July 2021.

In March and October 2019, we entered into a loan facility with Hewlett-Packard Operations Mexico, S. de R.L. de C.V. with two lines of credit to improve our technological systems. The first for US$607.8 thousand at a fixed rate of 6.84%, with monthly payments of principal and interest, and maturing in March 2025, and the second for US$201.6 thousand at a fixed rate of 6.13%, with monthly payments of principal and interest, and maturing in October 2024. To better withstand the negative effects of the COVID-19 pandemic, we negotiated and obtained a grace period of 3 months in the payment of principal for the months of May to July 2020, extending the term of each credit line by 3 months. In March and December 2020, we arranged another three lines of credit with Hewlett-Packard Operations Mexico, S. de R.L. de C.V. to continue the improvement of our technological systems, the first for US$86.6 thousand at a fixed rate of 5.96%, with monthly payments of principal and interest, and maturing in March 2025, the second for US$96.9 thousand at a fixed rate of 7.16%, with monthly payments of principal and interest, and maturing in April 2025, and the third for US$252.1 thousand at a fixed rate of 4.58%, with monthly payments of principal and interest, and maturing in August 2025. As of December 31, 2021, the total outstanding balance was US$1.35 million.

Grupo TMM, S.A.B. and Subsidiaries

In September 2019, we entered into another $29.0 million line of credit with Banco del Bajio, S.A. in order to strengthen the agricultural activities of ADEMSA, at a variable rate of the 28-day TIIE plus 250 basis points, with monthly payments of interest, quarterly principal payments, which matured and was repaid in full in April 2020.

In July 2020, we entered into two unsecured lines of credit with private investors, each for $6.0 million at a fixed rate of 15.0% per annum, with principal and interest payments at maturity, originally scheduled to occur in October 2020. We are currently in negotiations to extend the repayment term, as well as the payment conditions of both lines of credit. The effective rate as of December 31, 2020 was 15.0%, with a total outstanding of $12.0 million. In January 2021, as part of the negotiations, we paid $1.0 million on each line of credit and established a new maturity date in December 2022.

In July 2020, acting through our subsidiary Inmobiliaria Dos Naciones, we entered into a working capital line of credit with Portafolio de Negocios for $10.0 million at fixed rate of 25.0%, with monthly principal and interest payments and maturity in July 2023, which we can prepay in part or in full without penalty. The line of credit was fully paid in advance in December 2021.

In July 2020, acting through our subsidiary TMM Logistics, we entered into a working capital line of credit with Banco del Bajio for up to $30 million with a mortgage guarantee. The first drawdown was made in the same month of July for $12.0 million, variable rate of TIIE 28 days plus 600 points, monthly payments of principal and interest and maturity in July 2027. In February 2021, we drew the remaining $18.0 million with the same terms and conditions. The effective rate as of December 31, 2021 was 11.23%, with an outstanding balance of $25.2 million.

Contractual Obligations

The following table outlines our obligations for payments under our capital leases, debt obligations, operating leases and other financing arrangements for the periods indicated as of December 31, 2021:

Indebtedness (1)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in thousands of Pesos, unless noted otherwise)
Investors (2)	157,584	-	-	-	157,584
Land and Logistics Equipment Financing (3)	10,588	18,161	-	-	28,749
Working Capital (4)	5,563	9,038	9,038	2,639	26,278
Other Debt (5)	22,508	22,389	4,336	-	49,233
Total	$196,243	$49,588	$13,374	$2,639	$261,844

Operating Lease Obligations (6)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Vessel, Transportation Equipment and Other Operating Leases	$184,703	$213,311	$102,716	$39,833	$540,563
Financial charges	(63,325)	(48,820)	(13,581)	(4,962)	(130,688)
Net present value	$121,378	$164,491	$89,135	$34,871	$409,875

(1)	These amounts include principal payments and accrued and unpaid interest as of December 31, 2021.
(2)
Three unsecured lines of credit. In July 2021, we extended the maturity date for the first US$3.0 million line of credit to December 2022 with monthly interest payments at a fixed rate of 11.25%, and a ballon payment at maturity. We are currently in negotiations to change payment conditions and/or improve the amortization schedule for this line of credit. The second and third lines of credit, each for $5.0 million at a fixed rate of 15.0% per annum, with principal and interest payments at maturity, originally provided for a maturity date of October 2022.

Grupo TMM, S.A.B. and Subsidiaries

(3)
Debt in connection with the land & logistics equipment financing. These include one line of credit denominated in Mexican Pesos. In October 2021, we extended the repayment terms to July 2024 on the same credit conditions, with monthly interest and principal payments at a fixed rate of 12.90% per annum. The second loan relates to the acquisition of an RTG crane, and carries a 4.40% fixed rate, with semiannual payments of principal and interest, maturing in July 2024.

(4)
Debt for working capital and to strength agricultural activities of ADEMSA. Five lines of credit denominated in Mexican Pesos, in three of them, we are currently negotiating to extend the repayment term, as well as the payment conditions of these lines of credit. And the last two with maturity July 2027, the first one signed in July 2020 and the second one signed in February 2021, all with monthly interest and principal payments with a weighted average rate of 11.23% per annum as of December 31, 2021.

(5)
Debt allocated in different companies for working capital. Various lines of credit denominated in Mexican Pesos, with maturities between January 2022 and September 2024, with monthly principal and interest payments, variable rate; the weighted average rate was 10.23% per annum as of December 31, 2021. To better withstand the effects of the COVID-19 pandemic, we negotiated and obtained a grace period of 6 months in the payment of principal from the months of January to June 2021, extending the term of each credit line by 6 months. To improve our technological systems, we entered into a loan facility, denominated in US Dollars at a fixed rate, with monthly payments of principal and interest, and maturing March 2026. As of December 31, 2021 the weighted average rate was 6.84% per annum.

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

Research and Development, Patents and Licenses, Etc.

Not applicable.

Trend Information

In recent years, a significant portion of the revenue generated by our maritime operations business has been achieved through contracts with Helmsley Management, Celanese Operations Mexico and PEMEX Exploración y Producción. In 2021, these customers represented 13%, 12% and 10%, respectively, of the revenue generated by our maritime operations business, while in 2020 TMMDM, Celanese Operations Mexico and Helmsley Management they represented 14%, 13% and 7%, respectively. The primary purchasers of our maritime operations services are multinational oil, gas and chemical companies. The future success of our maritime operations business depends upon our ability to capitalize on growth in the Mexican oil and gas sector by increasing our level of services to these companies.

The future success of our logistics, ports and terminals businesses depends upon our ability to enter into contracts with large automotive manufacturers, retail and consumer goods companies and to become a supplier for Mexican government entities, providing integrated logistics and shipping services, as well as to develop our liquids terminal project. Our primary skills that make us competitive are: (i) our logistics expertise, (ii) our ability to continue developing logistics and other land transportation infrastructure, and (iii) our ability to provide state-of-the-art systems to provide logistics solutions.

The ability to satisfy our obligations under our debt in the future will depend upon our future performance, including our ability to increase revenues significantly and control expenses. Future operating performance depends upon prevailing economic, financial, business and competitive conditions and other factors, many of which are beyond our control. As noted elsewhere in this Annual Report, the recent COVID-19 pandemic resulted in a significant global economic downturn, which had an adverse effect on our business, financial condition and results of operations. Although global economic activity has recovered as vaccination programs have expanded, new variants of COVID-19 continue to emerge, and governmental efforts to control or mitigate the spread of these variants or other infectious diseases may trigger renewed restrictions with negative effects on global trade and the demand for our services. See Item 3. “Risk Factors – Risks Relating to our Business – Our business has been and may continue to be adversely affected by the COVID-19 pandemic, and may be adversely affected by future pandemics, epidemics or other outbreaks of infectious diseases and governmental responses thereto” and Item 4. “Information on the Company — Recent Developments – COVID-19 Pandemic.” Our ability to refinance our debt and take other actions will depend on, among other things, our financial condition at the time, the restrictions in the instruments governing our debt and other factors, including market conditions, the macroeconomic environment and such variables as the Peso/dollar exchange rate, benchmark money market rates in Pesos and Dollars and the success of reforms and amendments to the Hydrocarbons Law, which are beyond our control.

Grupo TMM, S.A.B. and Subsidiaries

We have funded capital expenditures with funds from operating cash flows and expect to seek additional financing primarly through secured credit arrangements and asset-backed financings for additional capital expenditures.

Critical Accounting Estimates

Our Financial Statements have been prepared in accordance with the IFRS as issued by the IASB.

We have identified certain key accounting policies on which our financial condition and results of operations are dependent. These key accounting policies most often involve complex matters, may be based on estimates and involve a significant amount of judgment. In the opinion of our management, our critical accounting policies under IFRS are those related to revenue recognition, valuation of property, vessels and equipment, deferred income taxes, labor obligations and impairment of long-lived assets. For a description of these policies and other significant accounting policies applicable to us, see Note 4 to the accompanying Audited Consolidated Financial Statements contained elsewhere herein.

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

Our current Board of Directors was elected and ratified at the Company’s Annual General Ordinary Shareholders’ Meeting held on April 29, 2022. Our directors and alternate directors, their principal occupations and years of service (rounded to the nearest year) as a director or alternate director are as follows:

Name	Principal Occupation	Years as a Director or Alternate Director	Age
Directors
Vanessa Serrano Cuevas	Chairman of the Board of Grupo TMM	3	47
Flor de Maria Cañaveral Pedrero	First Vice-Chairman of Grupo TMM	2	45
Maria Josefa Cuevas Santos	Member of the Board	6	75
Miguel Oscar Adad Rosas	Member of the Board	1	59
Alberto Guillermo Saavedra Olavarrieta	Member of the Board	1	58
Francisco Javier García-Sabaté Palazuelos	Member of the Board	7	70
Boris Otto	Member of the Board	1	51
Alejandro Pablo Salas de la Borbolla	Secretary (non-member of the Board)	1	46

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

Grupo TMM, S.A.B. and Subsidiaries

Position in the Board of Directors	Term
Chairman	7 years
First Vice-Chairman	7 years
Second Vice-Chairman	Between 3 and 7 years (As determined by the General Shareholders’ Meeting that elects him/her.)
Other Board Directors	1 year

Vanessa Serrano Cuevas

       Mrs. Serrano was born on April 30, 1975. Mrs. Serrano holds a degree in Business Administration and a Business Administration master’s degree in Corporate Governance from Instituto Panamericano de Alta Dirección de Empresas (“IPADE”).  Highly skilled in leadership abilities, alliances and business partnerships, her professional achievements include founding the food company Dasami, S.A. de C.V. as well as the digital platform Zertú. Her parents are Mr. Jose F. Serrano Segovia and Mrs. Maria Josefa Cuevas de Serrano.

Flor de Maria Cañaveral Pedrero

       Mrs. Cañaveral was born on January 29, 1977. Mrs. Cañaveral holds a master’s degree in Shipping and Port Business Administration from FIDENA.  She has served in important positions in the port sector, such as director of the Port Authority of Manzanillo and Puerto Chiapas, being the first woman to hold this position. Mrs. Cañaveral has actively participated in the development and consultant of multimodal infraestrucutre and energy projects.

Maria Josefa Cuevas de Serrano

Mrs. Serrano was born on June 16, 1946. Mrs. Serrano is the founder of the Sociedad Internacional de Valores de Arte Mexicano, A.C. (SIVAM), which promotes classical music and outreach for talented artists in Mexico. Additionally, she is an active promoter of Mexican art in Mexico and abroad. Mrs. Serrano is the wife of Mr. José F. Serrano Segovia.

Miguel Oscar Adad Rosas

       Mr. Adad holds a degree in Business Administration and a diploma in Senior Business Management from the Instituto Tecnológico de Estudios Superiores de Monterrey. Mr. Adad has extensive experience in business planning, management and foreign trade, having held important positions in the main automotive companies in Mexico. He is an active participant as a representative of various business organizations, and a speaker and panelist in various forums.

Alberto Guillermo Saavedra Olavarrieta

Mr. Saavedra hold a Law degree from Universidad Iberoamericana and a Specialization in Commercial Law, from Universidad Panamericana, Mexico. Mr. Saavedra is partner of Santamarina y Steta, S.C., with more than 35 years of experience in financial markets, foreign investment, mergers and acquisitions and project financing, among others.

Francisco Javier García-Sabaté Palazuelos

Mr. García-Sabaté Palazuelos holds a degree in Public Accounting with High Honors from the Universidad La Salle and a postgraduate degree in Administration from Insituto Tecnologico y de Estudios Superiores de Monterrey Since 1972, Mr. García-Sabaté Palazuelos has been the Partner/Director of García-Sabaté, Castañeda, Navarrtere, S.C. and has worked in the Tax and Auditing department of several companies within the financial, commercial and industrial sector. He is certified by the Instituo Mexicano de Contadores Públicos as an accountant and a Financial Expert.

Grupo TMM, S.A.B. and Subsidiaries

Boris Otto

       Mr. Boris Otto holds a Law degree with honors from Escuela Libre de Derecho and a Master’s degree in Business Administration with specialty in Finance from Rice University. Mr. Otto is a recognized expert in financial matters with more than 25 years of experience advising Mexican and foreign companies and financial institutions in all types of financing and mergers and acquisitions. Likewise, Mr. Otto has extensive experience in the administration and advice of various investment funds in the United States. He is currently a founding partner and Chairman of three North American investment funds.

Executive Officers

Our officers serve at the discretion of our Board of Directors. Our executive officers, their position and years of service with us and as an executive officer are as follows:

Name	Position	Years of Service	Executive Officer

Corporate Directors
Vanessa Serrano Cuevas	Chair of the Board and Chief Executive Officer	3	1
Flor de María Cañaveral Pedrero….	Vice President and Deputy Executive Officer	2	1
Luis Rodolfo Capitanachi Dagdug	Chief Financial Officer	2	2
Gerardo Meza Vázquez	Audit Manager	21	1
Christian Venus Vázquez Coria	Legal Manager	11	1
Axel Xavier Vera de Castillo	Chief Information Officer	1	1

Business Unit Directors
Luis Manuel Ocejo Rodríguez	Director, Strategic Projects	39	15
Alejandro Romero Rodríguez	Director, Maritime Transportation	27	2
Victor Velazquez Romo	Director, Shipyard	10	2
Luis David Limón Guajardo	Director, Ports, Terminals and Warehousing	2	1

Vanessa Serrano Cuevas, the CEO and Chairman of the Board of Directors, is the daughter of Mr. Jose F. Serrano Segovia and Mrs. Maria Josefa Cuevas de Serrano.

Compensation

For the year ended December 31, 2021, the aggregate total compensation paid to our directors, alternate directors and executive officers for services in all capacities was approximately $30.5 million. See Item 7. “Major Shareholders and Related Party Transactions.”

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

Reserves for obligations at the end of the 2021, 2020 and 2019 fiscal years were $102,375, $150,197 and $151,481, respectively.

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

Audit responsibilities:

■	overseeing the accounting and financial reporting processes of the Company;

■	discussing the financial statements of the Company with all parties responsible for preparing and reviewing such statements, and advising the Board of Directors on their approval thereof;

■	overseeing compliance with legal and regulatory requirements and overseeing audits of the financial statements of the Company;

■	evaluating the performance of the Company’s external auditor and its independent status in accordance with the CNBV rules;

■
advising the Board of Directors on the compliance of the Company’s or any of its subsidiaries’ internal controls, policies and in-house auditing, and identifying any deficiencies in accordance with the Bylaws of the Company and applicable regulations;

■
providing sufficient opportunity for a private meeting between members of our internal and external auditors and the Audit Committee, who may also request additional information from employees and legal counsel;

■
providing support to the Board of Directors in supervising and reviewing the Company’s corporate accounting and disclosure policies and discussing guidelines and policies to govern the process of risk assessment with management;

■	advising the Board of Directors on any audit-related issues in accordance with the Bylaws of the Company and applicable regulations;

■	assisting the Board of Directors in the selection of the external auditor in accordance with the CNBV rules;

■
reviewing the financial statements and the external auditor’s report. The Committee may request that the external auditor be present when reviewing such reports, in addition to the Committee’s mandatory meeting with the external auditor at least once a year;

■	preparing the Board of Directors’ opinion on the Chairman’s annual report and submitting it at the Shareholders’ Meeting for its approval; and

■	overseeing compliance by the Company’s chief executive officer with decisions made at a Shareholders’ Meeting or a Board of Directors meeting.

Corporate Practices responsibilities:

■	requesting an opinion from independent experts as the Committee might see fit, in accordance with applicable regulations;

■	calling Shareholders’ Meetings and adding any issue they consider important to the agenda;

■	supporting the Board of Directors in preparing its reports in accordance with the Bylaws of the Company and applicable regulations;

Grupo TMM, S.A.B. and Subsidiaries

■	suggesting procedures for hiring the Company’s chief executive officer, chief financial officer and senior executive officers;

■	reviewing human resources policies, including senior executive officers’ performance evaluation policies, promotions and structural changes to the Company;

■	assisting the Board of Directors in evaluating senior executive officers’ performance;

■
evaluating executive officer’s compensation. The Company is not required under Mexican law to obtain shareholder approval for equity compensation plans; the Board of Directors is required to approve the Company’s policies on such compensation plans;

■	reviewing related-party transactions; and

■	performing any activity set forth in the Mexican Securities Law.

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

Employees

As of March 31, 2022, we had 808 employees, approximately 5% of whom were unionized. As of December 31, 2021, we had 837 employees, approximately 5% of whom were unionized. The decrease in the number of our employees in the first quarter of 2022 is largely due to the reduction of personnel required for the storage business.

As of December 31, 2020, we had 934 employees, approximately 12% of whom were unionized. The decrease in the number of our employees in 2021 is mainly due to the closure of operations at API Acapulco.

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

Grupo TMM, S.A.B. and Subsidiaries

Share Ownership

As of March 31, 2022, the Serrano Segovia family held 57,349,084 Shares directly, and the CPO Trustee maintained 16,225,750 Shares of our capital stock in the form of ADSs, including 6,836,510 Shares that are beneficially owned by the Serrano Segovia family. Accordingly, as of such date, the Serrano Segovia family controlled the voting power of our capital stock. The voting power controlled by the Serrano Segovia family varies from time to time, depending upon the number of Shares held by the Serrano Segovia family and by the CPO Trust and others. As of March 31, 2022, other than as set forth below in the section entitled “Major Shareholders” each of our other directors, alternate directors or executive officers owns less than one percent of our Shares on an individual basis.

Shares were contributed to the CPO Trust established with a 30-year term by Nacional Financiera, S.N.C. (the “CPO Trustee”) on November 24, 1989. The CPO Trustee authorized the issuance of non-redeemable ordinary participation certificates (certificados de participación ordinarios no amortizables) (“CPOs”) that correspond to our Shares. One CPO may be issued for each Share contributed to the CPO Trust. CPOs constitutes separate negotiable instruments different and apart from the Shares, and afford to their holders only economic rights with respect to the Shares held in the CPO Trust. Such voting rights are exercisable only by the CPO Trustee, which is required by the terms of the CPO Trust to vote such Shares in the same manner as holders of a majority of the outstanding Shares not held in the CPO Trust and voted at the relevant meeting. Mexican and non-Mexican investors may hold CPOs without restrictions of any kind. The acquisition of Shares representing 5% or more of the capital stock of Grupo TMM by any person or group of persons (other than the Serrano Segovia family and the CPO Trustee), in one or a series of simultaneous or successive transactions requires the prior approval of the Board of Directors. As of March 31, 2022, the CPO Trustee held CPOs representing an aggregate of 16,225,750 Shares in the form of ADSs.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table indicates, as of March 31, 2022, unless otherwise indicated, the shareholders that beneficially own 5% or more of our outstanding Shares (the “Major Shareholders”). The percentage of our outstanding Shares owned by each Major Shareholder shown below is based on the 102,182,841 Shares outstanding as of March 31, 2022. For purposes hereof, each Major Shareholder with shared voting or investment authority with respect to certain securities is deemed to beneficially own all such securities.

Shareholder	Number of Shares	Percentage of Shares Outstanding
Vanessa Serrano Cuevas	37,874,355	37.1%
José F. Serrano Segovia (a)	19,474,729	19.1%

a)
Based upon information made known to the Company and reports of beneficial ownership filed with the SEC, the Serrano Segovia Family beneficially owns 57,349,084 Shares, including 19,461,229 Shares held by VEX, a Mexican corporation in which José F. Serrano Segovia holds 100% of the voting stock, and 500 Shares beneficially owned by Promotora Servia, S.A. de C.V. (“Promotora”), a Mexican corporation controlled by José F. Serrano Segovia, and which are owned directly by its subsidiary, Servicios Directivos Servia, S.A. de C.V. (“Servicios”), a Mexican corporation.

Change in Percentage Ownership

Vanessa Serrano Cuevas reported an increase in her percentage ownership from 12.2% of the Shares outstanding as of December 31, 2020 to 37.1% of the Shares outstanding as of December 31, 2021. Mr. José F. Serrano Segovia reported a decrease in his percentage ownership from 38.6% of the Shares outstanding as of December 31, 2020 to 19.1% of the Shares outstanding as of December 31, 2021. No other Major Shareholder has disclosed a significant change in its percentage ownership of Shares during the three years ended December 31, 2021, 2020, and 2019.

Grupo TMM, S.A.B. and Subsidiaries

Voting Rights and Control

As of March 31, 2022, 16,225,750 Shares were held in the form of ADSs, which have limited voting rights. The Shares held in the form of ADSs are held directly by the CPO Trust. The voting rights for those Shares are exercisable only by the trustee of the CPO Trust, which is required by the terms of the trust agreement to vote such Shares at any shareholders’ meeting in the same manner as the majority of the Shares that are not held in the CPO Trust are voted. Of the 85,957,091 Shares held outside of the CPO Trust as of March 31, 2021, the Serrano Segovia family beneficially owns 50,512,574, or 58.8% of such Shares. As a result, the Serrano Segovia family could direct and control the policies of the Company and its subsidiaries, including mergers, sales of assets and similar transactions. See Item 9. “The Offer and Listing.” Except for the limited voting rights applicable to their ADSs, none of the Major Shareholders have voting rights that differ from those applicable to other holders of Shares.

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

Grupo TMM, S.A.B. and Subsidiaries

As part of the defense, TMM filed an application to dismiss the case, arguing that the Tribunal has no jurisdiction since arbitration proceedings were initiated under the name of the wrong claimant. In January 2017, the Tribunal issued a partial award denying our application to dismiss the case. WWS submitted a “claim submission” arguing certain discounts to the claim and TMM replied requesting a “security of costs” from WWS.  WWS never filled the requested “security of costs”. Therefore, on March 2, 2021 the Tribunal issued an award in favor of TMM and dismissed the case.

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

On January 30, 2018, TMM was notified that the matter was forwarded to the full Federal Tax Court of Mexico City of Mexico City. In February 2020, TMM received a favorable judgment from the Federal Tax Court.

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

In considering whether accrual of a loss contingency is necessary in connection with legal claims outstanding that could, both individually or in the aggregate, have a material effect on the financial condition or operating results of the Company, the Company evaluates the requirements of paragraph 14 of IAS 37 to determine whether the Company has a present obligation (legal or constructive), whether it is probable that an outflow of resources will be required in order to settle the obligation, and whether the amount of the obligation can be reliably estimated.  Based on management’s review and analysis of the legal claims outstanding for the fiscal year ended December 31, 2021, the Company concluded that it did not have a present obligation in respect of any legal claims outstanding other than the mutual claims described above.

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

Grupo TMM, S.A.B. and Subsidiaries

The Company has significant transactions and relationships with related parties. The Company maintains documentation which confirms that the terms of these transactions were conducted in 2020 similarly to transactions between unrelated parties. The Company and its subsidiaries are in the process of compiling similar documentation  for 2021.

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

Our Shares continue to trade in Mexico on the Mexican Stock Exchange under the ticker symbol TMMA. In the United States, our ADSs, each representing five CPOs, trade on the OTC market under the ticker symbol GTMAY following their delisting from the NYSE on June 12, 2012. Our ADSs continue to be registered under the U.S. Securities Exchange Act of 1934 and are issued and exchanged in New York by The Bank of New York Mellon, which replaced Citibank, N.A. as depositary on December 18, 2009. As of March 31, 2022, of the 102,182,841 outstanding Shares, 16,225,750 were held in the form of ADSs.

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

Grupo TMM, S.A.B. and Subsidiaries

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

Grupo TMM, S.A.B. and Subsidiaries

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

Grupo TMM, S.A.B. and Subsidiaries

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

Material Contracts

See Item 4. “Information on the Company — History and Development of the Company” and Item 5. “Operating and Financial Review and Prospects — Liquidity and Capital Resources.”

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

We believe that we were not a PFIC for United States federal income tax purposes for the 2021 taxable year and we do not anticipate being a PFIC for the 2022 taxable year. However, because PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time (including certain equity investments of less than 25%) and because the characterization of certain income and assets is uncertain under the PFIC rules, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. holder held ADSs, certain adverse consequences could apply to such U.S. holder.

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

The following information includes “forward-looking statements” that involve risk and uncertainties. Actual results could differ from those presented. All information below is presented under IFRS as of December 31, 2021, in pesos.

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

Grupo TMM, S.A.B. and Subsidiaries

The Company’s income from operations may therefore be materially affected by variances in the exchange rate between the U.S. dollar and the Mexican Peso.  Mexican Pesos historically have been subject to greater risk of devaluation and have tended to depreciate against the U.S. dollar.  Given that a large proportion of the Company’s revenues are denominated in U.S. dollars, the Company has sought to reduce its exposure to foreign currency risk by holding a portion of its debt in U.S. dollars. Currently, approximately 41.2% of the Company’s indebtedness is denominated in U.S. dollars.

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

At December 31, 2021 and 2020, the Company had monetary assets and liabilities denominated in currencies other than the Mexican Peso as follows:

	December 31,
	(in thousands of Pesos)
	2021	2020
Assets	$641,116	$310,589
Liabilities	(725,559)	(481,625)
	$(84,443)	$(171,036)

The objective of the Company when using derivatives is always to manage specific risks and exposures, and not to trade such instruments for profit or loss.

Interest Rate Risk

We depend upon debt-financing transactions, including debt securities, bank and vendor credit facilities and leases, to finance our operations. These transactions expose us to interest rate risk, with the primary interest rate risk exposure resulting from changes in the relevant base rates (CETES, TIIE, SOFR and/or Prime rate) which are used to determine the interest rates that are applicable to borrowings under our credit facilities. We are also exposed to interest rate risk in connection with the refinancing of maturing debt.

The table below provides information about the Company’s debt obligations. For debt obligations, the table represents principal cash flows and related weighted average interest rates by expected maturity dates. The information is presented in millions of pesos, which is the Company’s reporting currency.

	Breakdown of Fixed and Variable Rates of Financial Obligations (1) (2)
	Expected Maturity
Liabilities	2022	2023	2024	2025	Thereafter	Total	Fair Value
	(in millions of pesos)
Long-Term Debt
Fixed Rate	$297.2	$100.5	$97.2	$78.2	$50.3	$623.4	$623.4
Average Interest Rate	12.41%	10.26%	11.74%	12.12%	11.11%	11.81%		**
Variable Rate	$20.3	$8.7	$7.5	$4.5	$7.3	$48.3	$48.3
Average Interest Rate	9.64%	10.11%	10.30%	9.02%	10.49%	9.83%		**

(1)	Information as of December 31, 2021.
(2)	Considers debt obligations and liabilities associated with our long-term operating leases.
**	Not applicable

Grupo TMM, S.A.B. and Subsidiaries

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

Derivative Instruments

As of December 31, 2021, the Company was not holding any derivative instruments for hedging purposes.

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

Grupo TMM, S.A.B. and Subsidiaries

Fees payable by the depositary

The depositary has agreed to reimburse us for expenses we incur in connection with the establishment of the ADS facility, including legal fees, fees due to the previous depositary, investor relations expenses and other facility-related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. The depositary has also agreed to pay its standard out-of-pocket administrative, maintenance and shareholder services expenses for the ADSs. Such expenses include the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationary, postage, facsimile and telephone calls, and certain investor relationship programs or special investor relations promotional services. We did not receive any reimbursements from the depositary during the years ended December 31, 2019, 2020 and 2021, respectively.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See Item 4. “Information on the Company — History and Development of the Company.”

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures.

The Company has evaluated, under the supervision and with the participation of management, including the Company’s Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2021. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer each concluded that, as of December 31, 2021, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in its reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported as and when required by the Securities and Exchange Commission’s applicable rules and forms, and is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Grupo TMM, S.A.B. and Subsidiaries

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedure may deteriorate. The Company, with the participation of its Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021. In making its assessment of internal control over financial reporting, management used the criteria in the 2013 Internal Control — Integrated Framework set forth by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission.

As a result of this assessment, the Company’s management has determined that the Company’s internal control over financial reporting was effective as of December 31, 2021.

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

ITEM 16B.	AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors of Grupo TMM maintains an Audit and Corporate Practices Committee which is comprised of three independent directors, each of whom has significant experience in analyzing and evaluating financial reports and an understanding of internal controls and procedures for financial reporting. On April 29, 2022, the General Assembly of Shareholders appointed as independent director Mr. Francisco Javier García-Sabaté Palazuelos, who is considered a financial expert in accordance with the standards described in Section 407 of the Sarbanes Oxley Act of 2002.

ITEM 16C.	CODE OF ETHICS

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

Grupo TMM, S.A.B. and Subsidiaries

We last updated our Code of Ethics in March 2017. We have not granted any waivers to any provision of our Code of Ethics to any officer, employee or member of the Audit or Corporate Practices Committee during the Company’s fiscal year ended December 31, 2021.

ITEM 16D.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table reflects our principal accounting fees and services for the years 2021 and 2020:

GRUPO TMM, S. A. B.
Summary of Auditors’ Payments
(In thousands of Pesos)

	As of December 31,
	2021	2020
Audit Fees(a)	$6,447.0	$6,786.0
Total(b)	$6,447.0	$6,786.0

(a)	Audit Fees—Fees relate to the audit of our Annual Financial Statements and review of SEC filings.
(b)	Total does not include Mexican tax (“Impuesto al Valor Agregado” or “IVA”).

The Company’s Audit Committee pre-approves all fees for the services provided by the independent auditors, including the fees for 2020 and 2021 in accordance with the Company’s policies and procedures.

ITEM 16E.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16F.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16G.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.	MINE SAFETY DISCLOSURES

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements are filed as part of this Annual Report on Form 20-F.

Grupo TMM, S.A.B. and Subsidiaries

Grupo TMM, S.A.B. and Subsidiaries

ITEM 19.	EXHIBITS

Documents filed as exhibits to this Annual Report:

Exhibit No.	Exhibit
1.1
Amended and Restated Bylaws of Grupo TMM, S.A.B., as registered with the Public Registry of Commerce on January 15, 2010, together with an English translation (incorporated herein by reference to Exhibit 1.1 of the Company’s Form 20-F filed on June 30, 2010).

2.1**
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

2.4**	Public Deed, dated January 28, 1992, together with an English translation (incorporated herein by reference to Exhibit 4.5 of the Registration Statement on Form F-1 — Registration No. 33-47334).

2.5*	Description of securities registered under Section 12 of the Securities Exchange Act of 1934.

8.1*	List of Main Subsidiaries.

12.1*	Section 302 Certification of Chief Executive Officer.

12.2*	Section 302 Certification of Chief Financial Officer.

13.1*	Section 906 Certification of Chief Executive Officer.

13.2*	Section 906 Certification of Chief Financial Officer.

15.1*	Consent letter of Salles, Sainz - Grant Thornton, S.C.

*	Filed herewith.
**	This was a paper filing and is not available on the SEC website.

Grupo TMM, S.A.B. and Subsidiaries

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRUPO TMM, S.A.B.

By:	/s/ Luis Rodolfo Capitanachi Dagdug
Luis Rodolfo Capitanachi Dagdug
Chief Financial Officer

Date: May 25, 2022

Consolidated Financial Statements and Report of Independent Registered Public Accounting Firm

Grupo TMM, S.A.B. and Subsidiaries

December 31, 2021, and 2020

Salles, Sainz – Grant Thornton, S.C. Periférico Sur 4338 Col. Jardines del Pedregal 04500, Mexico City www.grantthornton.mx

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of

Grupo TMM, S.A.B.:

Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Grupo TMM, S.A.B. and subsidiaries (‘Grupo TMM’ or the ‘Company’) as of December 31, 2021 and 2020, the related consolidated statements of profit or loss, comprehensive income, changes in stockholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2021 and the related notes (collectively referred to as the ‘financial statements’). In our opinion, the financial statements present fairly, in all material respects, the financial position of Grupo TMM as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Table of Contents	2

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

Impairment of long-lived assets.
As described further in Note 13, the Company evaluates long-lived assets annually or whenever events or changes in circumstances indicate the carrying amount may not be recoverable. Long-lived assets amounted to $2,038,281 at December 31, 2021. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. We identified the long-lived impairment analysis as a critical audit matter because the analysis involves a high degree of auditor judgment due to the significant estimation required to determine the recoverable amount of long-lived assets. In particular, the estimate of the recoverable amount was sensitive to significant assumptions, such as forecasted revenues and gross margins and discount rate.

Our audit procedures applied included, among other things, i) in understanding and evaluating the assumptions, methodologies, and input data used by the Company, particularly, the information related to revenue forecasts and gross margins of the main cash generating units, as well as the appropriate disclosure of the assumptions used, which are highly sensitive for the determination of the recoverable amount of long-lived assets and ii) the participation of an independent evaluation expert to assist us to review the discount rate used by the Company in its valuation process.

Going concern evaluation
As described further in Notes 1 and 4, Mexico, as well as other countries of the world, have suffered the effects of the COVID- 19 pandemic, which was declared as such by the World Health Organization since March 2020. These effects have been reflected in a decrease in the revenues of the Company, starting as of the end of March 2020 and up to the date of this report.

Based on evaluations carried out as mentioned in Note 1, Management determined that its consolidated financial statements as at December 31, 2021 have been prepared under the assumption that it operates on a going concern basis. Pursuant to the effects described in the above paragraph, the transportation profit (loss) of the last fiscal years and the accumulated deficit as at December 31, 2021, this going concern evaluation is considered a critical audit matter.

Table of Contents	3

Our audit procedures, among other things, included the following, i) evaluate the historical and projected information on operating profit or loss financial structure, ii) analyze the business plan of the Company for the short, medium, and long-term, including the evaluation of the feasibility of its main projects, iii) analyze the main financial ratios, key indexes and indicators of the industry in which the Company operates and iv) reconcile the projected financial information with other elements of the consolidated financial statements, such as future cash flows used for the determination of the fair value of the ships and evaluation of impairment of long-lived assets.

We have served as the Company’s auditor since 2005.
/s/ Sallez, Sainz – Grant Thornton, S.C.
Mexico City, Mexico
May 25, 2022

Table of Contents	4
Grupo TMM, S.A.B. and Subsidiaries

Consolidated statements of financial position
As at December 31, 2021 and 2020
(Amounts in thousands of pesos, except number of shares)

	2021	2020
Assets
Current
Cash and cash equivalents (Note 6)	$39,567	$105,310
Restricted cash (Note 6)	48,203	37,672
Trade receivables, net (Note 7)	401,087	186,363
Other accounts receivable (Note 8)	272,021	264,261
Related parties (Note 15)	65,057	42,228
Materials and supplies	62,534	53,853
Prepayments	6,649	32,465
Assets classified as held for sale (Note 9)	455,157	-
Total current assets	1,350,275	722,152

Non-current
Other accounts receivable (Note 8)	280,000	238,000
Property, vessels and equipment, net (Note 9)	1,540,938	2,531,996
Right-of-use assets (Note 10)	337,232	354,232
Intangible assets (Note 12)	160,111	151,250
Concession rights, net (Note 11)	-	1,892
Other non-current assets	43,714	31,025
Total non-current assets	2,361,995	3,308,395
Total assets	$3,712,270	$4,030,547

Liabilities
Short-term
Short-term portion of the financial debt (Note 14)	$57,106	$129,085
Short-term leases liabilities (Note 10)	121,378	58,245
Trade payables	437,005	228,959
Accounts payable and accrued expenses (Note 16)	470,068	525,108
Related parties (Note 15)	144,966	1,458
Total short-term liabilities	1,230,523	942,855

Long-term
Long-term portion of the financial debt (Note 14)	65,601	53,644
Long-term lease liabilities (Note 10)	288,497	297,268
Acounts payable	-	23,551
Employee benefits (Note 23)	102,375	150,197
Deferred income tax (Note 21)	206,176	315,624
Total long-term liabilities	662,649	840,284
Total liabilities	1,893,172	1,783,139

Stockholders’ equity (Note 17):
Share capital (103,760,541 shares authorized and issued)	2,216,733	2,216,733
Treasury shares (1,577,700 shares)	(46,805)	(46,805)
Accumulated losses	(1,165,223)	(963,602)
Other components of equity	778,468	999,675
Controlling interest	1,783,173	2,206,001
Non-controlling interest	35,925	41,407
Total stockholders’ equity	1,819,098	2,247,408
Total liabilities and stockholders’ equity	$3,712,270	$4,030,547

The attached notes are part of these consolidated statements.

Table of Contents	5
Grupo TMM, S.A.B. and Subsidiaries

Consolidated statements of profit or loss
For the years ended December 31, 2021, 2020 and 2019
(Amounts in thousands of pesos, except per share amounts and number of shares)

	2021	2020	2019

Revenue from transportation (Note 18)	$1,351,713	$1,203,281	$1,475,683

Costs and expenses:
Salaries, wages and employee benefits (Note 23)	253,135	341,399	343,700
Leases (Note 10)	565,371	312,463	300,466
Contracted services	292,423	293,543	448,217
Fuel, materials and supplies	147,461	170,753	206,820
Depreciation, amortization and loss from revaluation	117,202	141,051	182,880
Other costs and expenses	16,842	15,635	14,740
	1,392,434	1,274,844	1,496,823
Transportation loss	(40,721)	(71,563)	(21,140)

Other (expenses) income, net (Note 19)	(169,343)	(257,225)	233,907
Operating (loss) profit	(210,064)	(328,788)	212,767

Comprehensive financing cost:
Interest income	266	7,097	5,100
Interest expense and other financial costs (Note 20)	(62,576)	(75,654)	(146,875)
Exchange gain (loss), net	3,177	(25,145)	24,875
	(59,133)	(93,702)	(116,900)
(Loss) profit before taxes	(269,197)	(422,490)	95,867

Income tax expense (benefit) (Note 21)	21,143	19,334	(64,575)
Net (loss) profit for the year	$(248,054)	$(403,156)	$31,292

Attributable to:
Non-controlling interest	(5,482)	(5,025)	(772)
Controlling interest	(242,572)	(398,131)	32,064
	$(248,054)	$(403,156)	$31,292

Profit per share for the year (Note 24)
(Loss) profit per share for the year	$(2.374)	$(3.896)	$0.314

Weighted average number of shares for the year	102,182,841	102,182,841	102,182,841

The attached notes are part of these consolidated statements.

Table of Contents	6
Grupo TMM, S.A.B. and Subsidiaries

Consolidated statements of comprehensive income
For the years ended December 31, 2021, 2020 and 2019
(Amounts in thousands of pesos)

	2021	2020	2019

Net (loss) profit for the year	$(248,054)	$(403,156)	$31,292

Other comprehensive income:
Items that will not be subsequently reclassified to profit or loss
Actuarial gains, net (Note 23)	33,691	10,953	2,354
Revaluation surplus (Note 25)	(291,200)	314,436	379,420
Income tax on other comprehensive income	77,253	(97,617)	(114,532)
Total of other comprehensive (loss) income for the year	(180,256)	227,772	267,242
Comprehensive (loss) income for the year	$(428,310)	$(175,384)	$298,534

Attributable to:
Non-controlling interest	(5,482)	(5,025)	(772)
Controlling interest	(422,828)	(170,359)	299,306
	$(428,310)	$(175,384)	$298,534

The attached notes are part of these consolidated statements.

Table of Contents	7
Grupo TMM, S.A.B. and Subsidiaries

Consolidated statements of changes in stockholders’ equity
For the years ended December 31, 2021, 2020 and 2019
(Amounts in thousands of pesos, except number of shares)

	Number of outstanding common shares	Share capital	Treasury shares	Mandatory convertible debentures into shares	Accumulated losses	Other components of equity	Subtotal	Non controlling interest	Total stockholders’ equity

Balances as at December 31, 2018	102,182,841	$2,216,733	$(46,805)	$-	$(799,818)	$706,944	$2,077,054	$47,204	$2,124,258

Net profit for the year	-	-	-	-	32,064	-	32,064	(772)	31,292
Other comprehensive income	-	-	-	-	202,228	65,014	267,242	-	267,242
Comprehensive income for the year							299,306	(772)	298,534
Balances as at December 31, 2019	102,182,841	2,216,733	(46,805)	-	(565,526)	771,958	2,376,360	46,432	2,422,792

Net loss for the year	-	-	-	-	(398,131)	-	(398,131)	(5,025)	(403,156)
Other comprehensive income	-	-	-	-	55	227,717	227,772	-	227,772
Comprehensive loss for the year							(170,359)	(5,025)	(175,384)
Balances as at December 31, 2020	102,182,841	2,216,733	(46,805)	-	(963,602)	999,675	2,206,001	41,407	2,247,408

Net loss for the year	-	-	-	-	(242,572)	-	(242,572)	(5,482)	(248,054)
Other comprehensive loss	-	-	-	-	40,951	(221,207)	(180,256)	-	(180,256)
Comprehensive loss for the year							(422,828)	(5,482)	(428,310)
Balances as at December 31, 2021	102,182,841	$2,216,733	$(46,805)	$-	$(1,165,223)	$778,468	$1,783,173	$35,925	$1,819,098

The attached notes are part of these consolidated statements.

Table of Contents	8
Grupo TMM, S.A.B. and Subsidiaries

Consolidated statements of cash flow
For the years ended December 31, 2021, 2020 and 2019
(Amounts in thousands of pesos)

	2021	2020	2019

Cash flows from operating activities:

(Loss) profit before taxes	$(269,197)	$(422,490)	$95,867
Adjustments to reconcile the profit with cash used in operating activities:
Depreciation, amortization and loss from revaluation	117,202	141,051	182,880
Other amortizations	199	20,140	1,679
Loss (gain) from the disposal of property, vessels and equipment, net	132,956	(153)	(23,415)
Accrued interests	59,164	72,093	140,021
Interest income	(266)	(7,097)	(5,100)
Exchange loss (gain), net	4,531	43,873	(26,411)
Gain from the sale of subsidiaries	-	(451)	(279,744)

Changes in assets and liabilities:
Accounts receivable	(256,724)	(80,333)	(95,847)
Other accounts receivable and related parties	60,081	162,437	45,287
Materials and supplies	(8,681)	7,111	(4,343)
Prepayments	25,816	(9,769)	2,177
Other accounts payable and accrued expenses	129,454	(145,729)	(46,638)
Other non-current assets	(21,550)	4,702	4,981
Employee benefits	(51,108)	2,002	(25,125)
Total adjustments	191,074	209,877	(129,598)
Cash used in operating activities	(78,123)	(212,613)	(33,731)

Cash from investment activities
Proceeds from sale of property, vessels and equipment	96,736	614	16,233
Acquisition of property, vessels and equipment	(75,468)	(28,375)	(48,281)
Sale of subsidiaries, net	-	33,985	600,887
Interest charged	266	7,097	5,100
Cash from investment activities	21,534	13,321	573,939

Cash flow from financing activities
Proceeds from debt	92,348	31,419	29,590
Repayment of debt	(29,781)	(123,703)	(189,026)
Repayment of leases	(52,250)	(90,432)	(134,245)
Interest paid	(9,487)	(22,712)	(42,510)
Cash from (used in) financing activities	830	(205,428)	(336,191)

Exchange effect on cash	(9,984)	33,316	(6,145)
(Decrease) increase in cash and cash equivalents	(65,743)	(371,404)	197,872
Cash and cash equivalents, beginning of year	105,310	476,714	278,842
Cash and cash equivalents, end of year	$39,567	$105,310	$476,714

Supplementary information:
Income tax	$3,104	$10,873	$14,512

The attached notes are part of these consolidated statements.

Table of Contents	9
Grupo TMM, S.A.B. and Subsidiaries

Notes to the consolidated financial statements
December 31, 2021 and 2020
(Amounts in thousands of pesos, except number of shares and where otherwise indicated)

1	Nature of operations

Principal activity

Grupo TMM, S.A.B. (‘Grupo TMM’ or the ‘Company’) is a Mexican company whose principal activity is providing multimodal transport and logistics services to premium customers throughout Mexico.

The Company’s activities are grouped into the following service divisions:

•	Maritime: includes specialized offshore shipping services, clean oil, and chemical products shipping, bulk carrier and other activities related to the maritime transportation business.

•	Ports and terminals: include shipping agency services, inland and seaport terminal services.

•	Logistics: includes the operations of logistics solutions services and container and railcar maintenance and repair services.

•	Warehousing: includes bonded warehouse operations and management.

COVID-19 Impact and business strategy

On March 11, 2020, the WHO declared COVID-19 to be a pandemic. In response, the governments throughout all the world, including Mexico, have implemented various extraordinary measures to control its spread, including travel restrictions, quarantines, and the suspension of all non-essential activities. The effect of the COVID-19 pandemic on our business continues to be uncertain, and it will depend on its duration and is impact on the Mexican and global economies. However, as of the date of these financial statements, all countries entered into recession, however, various international banks and multi-lateral institutions such as the International Monetary Fund have forecasted that in the short term, this crisis will be overcome as the world’s population is fully vaccinated and the COVID-19 becomes an endemic disease.

Table of Contents	10
For fiscal year 2021, the Company’s revenues, particularly in the Ports and Terminals business, continue to be affected due to the COVID-19 pandemic, and the various emergency public health measures implemented by governments to combat it. Although the Company expects its revenues to improve as the extraordinary measures of the government are lifted and the public health emergency restrictions are removed, as of the date of these consolidated financial statements, the Company cannot quantify the adverse effect that COVID-19 will have on its operating profit for fiscal 2022.

In view of the foregoing and other conditions beyond the control of the Company, operating profit can be volatile and subject to change rapidly as the situation of COVID-19 develops. Consequently, the Company has taken various measures to maintain business continuity and strengthen its financial position, which are detailed below. In the future, the Company will continue to supervise the development of the COVID-19 pandemic closely, including its effect on the businesses, financial conditions, and operating profit of the Company.

As part of our effort to mitigate the effects of the Pandemic, we have carried out the following:

•
In 2020, the Company decided to change its corporate offices, which will generate significant savings in corporate costs. The Company continues to comply with the health and safety protocols established by the Mexican government, and it has taken measures and implemented policies to safeguard the threats posed by the COVID-19 pandemic, its businesses, employees, and locations in which it operates.

•	The Company has adopted the hybrid working model by maintaining limited access to facilities and implementing new controls for emergency procedures and mitigating potential cybersecurity risks.

•
The Company continues a strategic plan to offset part of the instability in the oil industry and the COVID-19 pandemic, which includes the following actions: (i) reduction of costs and general and administrative expenses; (ii) maintenance of the early collection program (the “supply chain program”) through Nacional Financiera, SNC, by reducing liquidity risk and the effect of delays in the payments that can result from recent changes in the payment policies of PEMEX; and (iii) customer diversification; and (iv) negotiation of deferment and extension of the due date of certain financial commitments.

•
The Company is implementing actions to help guarantee that financial and audit reporting processes continue to be sound, and as timely as possible in the middle of the global crisis of the COVID-19 pandemic. These actions include, among other things; (i) the implementation of new controls for emergency procedures; (ii) close monitoring of IT access controls to enable remote work to be performed; (iii) controls for mitigating the possible increase in cyber risks arising from a higher level of remote work; (iv) where it is not possible to conduct face-to-face controls, identify, and implement alternative controls appropriately designed to offset the lack of information. In addition, the Company is implementing an alternative audit plan to test the operating effectiveness of controls remotely, due to travel restrictions.

Table of Contents	11
The business strategy of the Company, which will help to mitigate the effects of the Pandemic, is focused mainly on the following:

•
Maritime Operations. We seek to capitalize on our steady and proven vessels management and operation expertise to increase our customer base and expand our services in the offshore operations and other maritime transportation segments such as tankers and bulk cargo vessels, taking advantage of the opportunities presented by new participants in the Mexican market. We are also seeking to capitalize on these opportunities by expanding and diversifying our shipyard services. To this end, we recently entered into a construction agreement with Westport Orange Shipyard to build a new 6,600 short-tons floating dry-dock to increase the capacity of our shipyard operations. The project is supported by a 7-year financing agreement with Amegy Bank (Zions Bancorporation N.A.), guaranteed by EXIM Bank, for up to 85% of the purchase price of the floating dry-dock and it is expected to be received during the first quarter of 2023; in the medium term, we plan to build a fixed dry-dock with the capacity to receive larger vessels (150-220 meters length) as well as to be able to build marine structures, enabling us to compete to satisfy the expected demands of PEMEX and future customers.

•
Ports and Terminals Operations. We intend to continue to take advantage of our unique experience, our strategically located assets and the existing investment opportunities in the midstream oil and gas sector, to develop liquids oil terminals that will help reduce the current gap in infrastructure and anticipate growing demand for gasoline and diesel imports, which currently account for more than 70% of Mexico’s domestic consumption. In this regard, we intend to keep moving forward with the development of storage and transportation infrastructure to serve the growing demand for refined products from Tuxpan to the central region of Mexico as well as to develop a general cargo terminal fitted with modern equipment and suitable warehouses for high quality, fast and safe handling and storage of goods such as lubes, fertilizers and grains. The port of Tuxpan is the main port of entry for hydrocarbon imports and the closest port to Mexico City and the central area of Mexico.

•
Logistics Operations. As part of our commitment to ensure first-class maintenance and repair and increase our volume of operations, we plan to revamp our facilities, diversify, and widen our services through strategic alliances or partnerships with whom we can also develop the automotive, steel and food logistics market in all areas with emphasis on “just-in-time” inventory planning, subassembly and management of cars and container yards whilst improving our processes.

•
Warehousing Operations. We are working to improve our bonded warehousing services, import duties service and the development strategic warehousing services to provide better and new integrated logistics services to our customers, encompassing bonded warehousing services, inventory management, value-added services, and delivery to the end consumer.

•
Diversification of current operations: We are working through strategic alliances to develop new lines of business that will focus in the first stage on the commercialization of Oil/Petroleum Derivatives and commodities in general, allowing us to provide our customers with services across the full logistics chain in the energy sector.

•	Corporate Expenses. As part of our continuous improvement plan, we aim to optimize the size of our corporate staff consistent with the implementation of the plans described above.

Table of Contents	12
Structure of Grupo TMM

At December 31, 2021 and 2020, Grupo TMM holds the percentage of equity interest in various subsidiaries, the most significant are as follows:

	% of ownership
	2021	2020
Specialized maritime
Transportación Marítima Mexicana, S.A. de C.V.	100%	100%
Inmobiliaria Dos Naciones, S. de R.L. de C.V.	100%	100%
TMM Parcel Tankers, S.A. de C.V.	100%	100%

Logistics
Almacenadora de Depósito Moderno, S.A. de C.V. (Warehouse)	100%	100%
Autotransportación y Distribución Logística, S.A. de C.V.	100%	100%
TMM Almacenadora, S.A.P.I. de C.V.	100%	100%

Ports and terminals
TMM Logistics, S.A. de C.V.	100%	100%
Prestadora de Servicios MTR, S.A. de C.V.	100%	100%
Bimonte, S.A. de C.V.	100%	100%
Administradora Marítima TMM, S.A.P.I. de C.V.	100%	100%
Caoba Energía, S. de R.L. de C.V.	100%	100%
Services & Solutions Optimus, S. de R.L de C.V.	100%	100%
Servicios Administrativos API Acapulco, S.A. de C.V.	51%	51%
Administración Portuaria Integral de Acapulco, S.A. de C.V.	51%	51%

Payroll outsourcing
Mexschiff Operación de Personal, S.A.P.I. de C.V.	100%	100%
Omexmar Operadora Mexicana Marítima, S.A.P.I. de C.V.	100%	100%
Perhafen Services Marítimos, S.A.P.I. de C.V.	100%	100%
TMM Dirección Corporativa, S.A.P.I. de C.V.	100%	100%
Perjomar Operadora, S.A.P.I. de C.V.	100%	100%

Property leasing
Inmobiliaria TMM, S.A. de C.V.	100%	100%

The Company’s subsidiaries are incorporated in Mexico, where most of their activities take place.

Non-controlling interest in subsidiaries

Grupo TMM holds an equity interest in the subsidiaries Administración Portuaria Integral de Acapulco, S.A. de C.V. and Servicios Administrativos API Acapulco, S.A. de C.V., for which there is non-controlling interest; the associated effect on the Company’s consolidated financial statements is considered immaterial. These companies are established and conduct their activities in Mexico. As of December 31, 2021, these companies ceased operations (see Notes 11a) y 28).

Table of Contents	13
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

(b)
The Company lost control of its subsidiary TMM División Marítima, S.A. de C.V. (TMM DM) in 2017, retaining 15% equity in its capital without exerting significant influence. Accordingly, this investment has been classified as an investment in associate. As of December 31, 2021 and 2020, the value of this investment is nil, since the stockholders’ equity of TMM DM is negative. Moreover, in accordance with the statutes of TMM DM, the stockholders only assume obligation in connection with their equity up to the amount thereof.

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

New Standards adopted as of January 1, 2021

Some accounting pronouncements which have become effective from 1 January 2021 and have therefore been adopted do not have a significant impact on the Company’s financial results or position.

Other Standards and amendments that are effective for the first time in 2021 and could be applicable to the Company are:

•	COVID-19-related rent concessions beyond 30 June 2021 (Amendments to IFRS 16)

•	Interest Rate Benchmark Reform Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)

Table of Contents	14
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

Other new standards and amendments that are not yet effective and have not been adopted early by the Company include:

•	IFRS 17 Insurance Contracts

•	Amendments to IFRS 17 Insurance Contracts (Amendments to IFRS 17 and IFRS 4)

•	References to the Conceptual Framework

•	Proceeds before Intended Use (Amendments to IAS 16)

•	Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37)

•	Annual Improvements to IFRS Standards 2018-2020 Cycle (Amendments to IFRS 1, IFRS 9, IFRS 16, IAS 41)

•	Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

•	Deferred Tax related to Assets and Liabilities from a Single Transaction

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

Table of Contents	15
4.2	Basis of consolidation

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

Table of Contents	16
Goodwill is stated after the individual recognition of identifiable intangible assets. It is calculated as the excess of the sum of: a) the fair value of the consideration transferred, b) the amount recognized for any non-controlling interest in the entity acquired, and c) the fair value on the acquisition date of any equity interest in the acquire, over the acquisition-date the fair values of the identifiable net assets. If the fair values of the identifiable net assets exceed the sum calculated above, this excess amount (e.g. gain on a bargain purchase) is immediately recognized in profit or loss.

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

Table of Contents	17
Until December 31, 2021, the vessels are measured at fair value, the revalued amounts were determined using the revenue technique (expected future cash flows). The frequency of the revaluations for this class of assets will be based on the changes of the fair values, meaning when these values significantly differ from their carrying value. The Company has revalued this class of assets through December 31, 2020. At the end of 2021 the Company no longer owns these vessels (see Note 9).

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

Construction in progress

Disbursements attributable to construction of assets that are identifiable and may be controlled by the Company are recognized as assets when they meet the following conditions:

•	it is technically possible to complete the construction of the asset so that it can be available to be used;

•	management has the intent of completing the asset to use it;

•	it can be proven that the asset will generate economic benefits in the future;

•	adequate technical, financial or another type of resources are available to complete the asset; and

•	the disbursement attributable to the asset during its construction can be determined reliably.

Table of Contents	18
4.9	Leased assets

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

Table of Contents	19
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

Table of Contents	20
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

4.12	Non-current assets classified as held for sale

Non-current assets classified as held for sale are presented separately and measured at the lower of their carrying amounts immediately prior to their classification as held for sale and their fair value less costs to sell. Once classified as held for sale, the assets are not subject to depreciation or amortisation.

Table of Contents	21
4.13	Financial instruments

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

Table of Contents	22
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

Grupo TMM makes use of a simplified approach in accounting for trade and other accounts receivables as well as contract assets and records the loss allowance as lifetime expected credit losses. These are the expected shortfalls in contractual cash flows, considering the potential for default at any point during the life of the financial instrument. In calculating, the Company uses its historical experience, external indicators and forward-looking information to calculate the expected credit losses.

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

All interest-related charges are included within finance costs or finance income.

4.14	Provisions, contingent liabilities and contingent assets

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

Table of Contents	23
4.15	Taxes on earnings

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

4.16	Statutory employee profit sharing

The statutory employee profit sharing is determined applying the rate of 10% on taxable income, adjusted as provided for by the Income Tax Law. The statutory employee profit sharing accrued is considered an ordinary expense associated with employee benefits.

4.17	Post-employment benefits and benefits for short-term employees

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

Table of Contents	24
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

4.18	Stockholders’ equity

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

Table of Contents	25
4.19	Recognition of revenue, costs and expenses, and financing costs

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

Table of Contents	26
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

Other services

The Company obtains revenues for other services such as suppliers, agency, port formalities, among other things. Most of these services are considered single performance obligations in the terms of the respective contracts, and the consideration is entirely allocated to those performance obligations. Revenues are recognized over time, since customers receive and consume the benefits as the Company renders the services, that is, as the performance obligations are met. The Company does not generate asset balances or contract liabilities for most of these services. The Company acts as an agent for the specific case of agency services and, therefore, it recognizes the revenues corresponding to the profit margin generated net of the costs incurred.

Table of Contents	27
Costs and expenses

The costs and expenses for maritime, and also those related to other logistics operations, are recognized in operations when the services are rendered, materials are consumed or as incurred.

Financing income and costs

Interest income and expense are reported as accrued using the effective interest method and are reported as part of the comprehensive financing cost.

4.20	Information by segments

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

4.21	Significant management judgment in applying accounting policies and estimation uncertainty

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

Table of Contents	28
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

Table of Contents	29
Effect of estimation uncertainty:

The effect of a change in the incremental borrowing rate for leases entered into during the reporting period is shown in the table below:

Estimate	Change in estimate	Effect on right-of-use asset	Effect on lease liability
Incremental borrowing rate	1% increase in the rate	Reduces by $7,201	Reduces by $7,201

5	Acquisitions and disposals

Disposal of subsidiaries

Year 2021

During fiscal year 2021 no subsidiaries were disposed of.
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

Table of Contents	30
At the date of sale, the value of the assets of those subsidiaries and the consideration received was as follows:

	Snekke, S.A. de C.V. (a)	Bamorau Servicios, S.A.P.I. de C.V.	Total
Current assets
Other accounts receivable	$27,786	$-	$27,786
Other current assets	5,388	-	5,388
Total current assets	33,174	-	33,174

Non-current assets
Property	339,038	-	339,038
Total assets	$372,212	$-	$372,212

Short-term liabilities
Other accounts payable	$25,243	$-	$25,243
Total short-term liabilities	25,243	-	25,243

Long-term liabilities
Deferred income tax	58,920	-	58,920
Total liabilities	$84,163	$-	$84,163

Total net assets	$288,049	$-	$288,049

Consideration transferred	543,184	24,609	567,793
Gain on the disposition of subsidiaries	$255,135	$24,609	$279,744

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

Acquisition of subsidiaries

Years 2021 and 2020

During 2021 and 2020 no company was acquired.

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

Table of Contents	31
The details of this business combination are as follows:

2019
Fair value of the consideration transferred	$51,126

Recognized amounts of identifiable net assets
Cash and cash equivalents	671
Other current assets	8,703
Land	122,481
Construction in progress	23,595
Total identifiable assets	155,450

Accounts payable	113,777
Other liabilities	373
Total liabilities assumed	114,150
Identifiable net assets	$41,300
Goodwill on acquisition	$9,826

Consideration transferred settled in cash	$51,126
Cash and cash equivalents acquired receive on acquisition	(671)
Net cash outflow on acquisition	$50,455

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

6	Cash and cash equivalents

Cash and cash equivalents as of December 31, 2021 and 2020, are summarized as follows:

	2021	2020
Cash on hand	$738	$756
Cash at banks	38,829	49,356
Short-term investments (a)	-	55,198
	$39,567	$105,310

(a)	Includes fix-term deposits (promissory notes) and repurchase/resell agreements with terms up to 3 days.

Restricted cash

As of December 2021 and 2020, restricted cash represents the amounts $48,203 and $37,672, respectively, required to guarantee payments according to the obligations arising from the debt agreements for the acquisition of vessels and guarantee for the sale of Terminal Marítima de Tuxpan, S.A. de C.V.

Table of Contents	32
7	Trade receivables

Trade receivables as of December 31, 2021 and 2020, are summarized as follows:

	2021	2020
Maritime
Sludge ships	$105,373	$-
Shipyard	59,942	40,979
Tugboats	13,883	13,981
Parcel tankers	10,071	14,485
Offshore vessels	68,486	29,864
Bulk carrier	-	98

Ports and terminals
Shipping agencies	7,839	331
Port services	889	7,152
Commercial leases	66	106

Logistics, warehousing and other businesses
Warehousing	35,560	27,145
Repair of containers	20,705	16,204
Automotive services	1,277	1,021
Other businesses	1,267	-
Total trade receivables	325,358	151,366
Contract assets	96,023	56,215
Allowance for doubtful accounts	(20,294)	(21,218)
	$401,087	$186,363

All amounts are short-term. The net carrying value of trade accounts receivables is considered a reasonable approximation to fair value.

The activity in the allowance for doubtful accounts is presented below:

	2021	2020
Balance as of January 1	$21,218	$14,385
Impairment loss for the period	199	20,140
Receivables written off during the year	(1,123)	-
Allowance cancelation recognized during the year	-	(13,307)
Balance as of December 31	$20,294	$21,218

Note 26 includes disclosures related to credit risk exposures and the analysis related to the allowance for expected credit losses. In 2021 and 2020 the impairment loss was calculated applying the expected credit loss model in accordance with IFRS 9.

Table of Contents	33
8	Other accounts receivable

Other accounts receivable as of December 31, 2021 and 2020, are summarized as follows:

	2021	2020
Current
Recoverable taxes	$202,903	$203,503
Services for port, maritime and other operations	57,620	54,288
Employees	3,287	4,495
Insurance claims	842	818
Others	7,369	1,157
	272,021	264,261

Non-current
Value added tax recoverable (a)	280,000	238,000
	$552,021	$502,261

(a)	During the 2021 and 2020, the VAT recovery processes have been affected by practices of the tax authorities to extend the recovery periods.

9	Property, vessels and equipment

Property, vessels and equipment as of December 31, 2021 and 2020 are summarized as follows:

	2021
	Net balances at beginning of year	Additions		Disposals			Transfers and others		Depreciation / loss from revaluation	Net balances at year end	Estimated useful lives(years)
Vessels	$182,055	$-		$119,832		(a)	$(51,591)	(b)	$10,632	$-	25
Maritime equipment	-	33,836		-			37,002		-	70,838	3
Shipyard	190	-		-			-		41	149	40
Major vessel maintenance	6,858	-		5,486			2,376		1,803	1,945	2.5
Buildings and facilities	286,232	-		48,869		(c)	(108,094)	(b)	12,555	116,714	20 & 25
Warehousing equipment	450	-		-			-		63	387	10
Computer equipment	397	100		-			-		220	277	3 & 4
Terminal equipment	24,309	1,381		-			-		2,353	23,337	10
Ground transportation equipment	3,730	54		-			-		1,220	2,564	4.5 & 10
Other equipment	9,500	89		-			23		1,178	8,434
	513,721	35,460		174,187			(120,284)		30,065	224,645
Lands	1,934,345	-		158,287	(c)		(576,508)	(b)	-	1,199,550
Constructions in progress	83,930	40,008	(d)	-			(7,195)		-	116,743
	$2,531,996	$75,468		$332,474			$(703,987)		$30,065	$1,540,938

Table of Contents	34
	2020
	Net balances at beginning of year	Additions	Disposals		Transfers and others		Depreciation / loss from revaluation	Net balances at year end	Estimated useful lives(years)
Vessels	$214,938	$-	$-		$(16,241)	(e)	$16,642	$182,055	25
Shipyard	232	-	-		-		42	190	40
Major vessel maintenance	15,180	-	-		5,871		14,193	6,858	2.5
Buildings and facilities	299,660	3,432	-		-		16,860	286,232	20 & 25
Warehousing equipment	205	616	-		-		371	450	10
Computer equipment	456	214	-		-		273	397	3 & 4
Terminal equipment	26,035	999	281		-		2,444	24,309	10
Ground transportation equipment	5,027	79	-		28		1,404	3,730	4.5 & 10
Other equipment	10,892	166	180		1		1,379	9,500
	572,625	5,506	461		(10,341)		53,608	513,721
Lands	1,597,923	-	-		336,422	(e)	-	1,934,345
Constructions in progress	114,872	22,869	31,804	(f)	(22,007)		-	83,930
	$2,285,420	$28,375	$32,265		$304,074		$53,608	$2,531,996

All the amounts for depreciation and for loss from revaluation are included as part of the depreciation, amortization, and loss from revaluation on the consolidated statements of profit or loss.

The accumulated depreciation on property, vessels and equipment at December 31, 2021 and 2020 is $197,950 and $290,056, respectively.

(a)
On January 8, 2021, the ship 2Olmeca” was sold to company Athene Shipping Limited, which was delivered in Singapore. The cash received was used to prepay the line of credit with Act Maritime LLC for $3.5 million dollars in December 2020.

(b)	It is mainly made up of the transfer to the assets classified as held for sale for $446,951 and the cancellation of the revaluation surplus for $284,584.

(c)	It is mainly made up of the write-offs of 3 properties for $191,000, registering a loss of $130,000, recorded under other expenses (see Note 19).

(d)	Corresponds mainly to investments in Inmobiliaria Dos Naciones, S. de R.L. of C.V. for the Dam project.

(e)	It is mainly comprised of the surplus for revaluation of land for $330,571 and a deficit for revaluation of vessels for $16,135.

(f)	Corresponds mainly to the cancellation of the project called “Terminal Quintana Roo”, derived from changes in the conditions of the project previously considered by Management.

Table of Contents	35

If the cost model had been used, the revalued carrying amounts for vessels, land and properties as of December 31, 2021 and 2020, would be as follows:

	2021	2020
Vessels	$8,206	$102,993
Lands	715,613	715,616
Properties	133,342	140,360
	$857,161	$958,969

The revalued amounts include a revaluation surplus of $914,260 and $1,455,179 in 2021 and 2020, respectively, before taxes, which is not available for distribution to stockholders.

Fair value measurement

See Note 25 regarding the measuring of fair value for vessels and properties.

Guarantees

At the end of 2021 and 2020 no vessel was under guaranty.

At the end of 2021, there were three properties securing various bank loans, while at the end of 2020 there were four properties under guarantee. Likewise, as of December 31, 2021 and 2020, there was an RTG crane under guarantee with ‘PNC Bank, N.A.’.

10	Leases

Right-of-use assets

	2021
	Warehouse	Cranes	Courtyards	Major vessel maintenance	Corporate building	Total
Gross carrying amount
Balance 1 January 2021	$287,641	$11,722	$60,035	$22,135	$92,170	$473,703
Additions	58,454	-	11,362	-	-	69,816
Disposals	-	-	-	-	-	-
Balance at 31 December 2021	346,095	11,722	71,397	22,135	92,170	543,519

Depreciation
Balance 1 January 2021	83,036	7,157	22,495	4,150	2,633	119,471
Disposals	-	-	-	-	-	-
Depreciation	55,673	4,111	10,964	5,534	10,534	86,816
Balance 31 December 2021	138,709	11,268	33,459	9,684	13,167	206,287
Carrying amount 31 December 2021	$207,386	$454	$37,938	$12,451	$79,003	$337,232

Table of Contents	36
	2020
	Warehouse	Cranes	Courtyards	Major vessel maintenance	Corporate building		Total
Gross carrying amount
Balance 1 January 2020	$83,968	$3,112	$60,035	$10,834	$513,735		$671,684
Additions	216,548	8,610	-	22,135	92,170		339,463
Disposals	12,875	-	-	10,834	513,735	(a)	537,444
Balance at 31 December 2020	287,641	11,722	60,035	22,135	92,170		473,703

Depreciation
Balance 1 January 2020	40,212	2,197	10,794	8,667	49,715		111,585
Disposals	1,884	-	-	10,834	62,146		74,864
Depreciation	44,708	4,960	11,701	6,317	15,064		82,750
Balance 31 December 2020	83,036	7,157	22,495	4,150	2,633		119,471
Carrying amount 31 December 2020	$204,605	$4,565	$37,540	$17,985	$89,537		$354,232

(a)
It corresponds to the cancellation of the rental agreement of the former corporate headquarters located on Av. De la Cuspide, which generates an effect on profit or loss in the amount of $113,469, which is presented in the caption of other (expenses) income (See note 19). In accordance with the agreement, the Company is bound to pay an amount of 158 thousand dollars monthly for 4 years, which will be conditioned to the rent or sale by the lessor of the real property. As of the date of issuance of the accompanying financial statements, these offices have not been rented or sold.

Lease liabilities

As of December 31, 2021 and December 31, 2020, the information on leases is summarized below:

	2021
	Short-term	Long-term
Payable in Mexican pesos
Warehouse	$89,694	$179,292
Cranes	1,248	-
Courtyards	11,482	30,033
Major vessel maintenance	6,404	7,683

Payable in US dollars
Corporate building	12,550	71,489
	$121,378	$288,497

	2020
	Short-term	Long-term
Payable in Mexican pesos
Warehouse	$33,916	$174,894
Cranes	4,272	488
Courtyards	8,260	33,030
Major vessel maintenance	6,490	13,214

Payable in US dollars
Corporate building	5,307	75,642
	$58,245	$297,268

Table of Contents	37
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

The table below describes the nature of Grupo TMM’s leasing activities by type of right-of-use asset recognized in the consolidated statement of financial position:

Right-of-use asset	No. of right-of-use assets leased	Range of remaining term (years)	No. of leases with extension options	No. of leases with purchase option	No. of leases with variable payments linked to an index	No. of leases with termination options
Corporate headquarters	1	7	-	-	1	-
Warehouse	7	3 - 4	2	-	7	-
Courtyards	5	1 – 4	5	-	5	-
Cranes	1	1	-	-	-	-
Major vessel maintenance	1	2	-	-	-	-

Lease liabilities are secured with related underlying assets. Future minimum lease payments at 31 December 2021 and 2020 were as follows:

	Within the 1st year	1 to 3 years	3 to 5 years	After 5 years	Total
Balance at December 31, 2021
Lease payments	$184,703	$213,311	$102,716	$39,833	$540,563
Financial charges	(63,325)	(48,820)	(13,581)	(4,962)	(130,688)
Present values, net	$121,378	$164,491	$89,135	$34,871	$409,875

Balance at December 31, 2020
Lease payments	$95,914	$178,415	$152,179	$54,620	$481,128
Financial charges	(37,669)	(55,149)	(23,783)	(9,014)	(125,615)
Present values, net	$58,245	$123,266	$128,396	$45,606	$355,513

Table of Contents	38
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

The expense relating to payments not included in the measurement of the lease liability is as follows:

	2021	2020
Short-term leases (a)	$558,178	$307,643
Leases of low-value assets	7,193	4,820
	$565,371	$312,463

(a)	Corresponds to the leasing of parcel and bulk carrier vessels.

At December 31, 2021, Grupo TMM was committed on short-term leases and total commitment at that date was $46,515.

At December 31, 2021 Grupo TMM had no lease commitments that had not yet started.

Total cash outflow for leases for the years ended December 31, 2021 and 2020 were $617,621 and $402,892, respectively.

11	Concession rights

As of December 31, 2021 and 2020, the concession rights are as follows:

	2021	2020	Years to amortize
Administración Portuaria Integral de Acapulco (a)	$94,607	$94,607	10
Transportación Marítima Mexicana (b)	-	-	-
	94,607	94,607
Accumulated amortization	(94,607)	(92,715)
Concession rights, net	$-	$1,892

(a)
As of December 31, 2020, the Company holds concession to operate the cruise and vehicle terminal at the port of Acapulco, Guerrero. Under this concession agreements, the Company is obliged to keep the facilities included in the concession in good condition, as well as making monthly payments (fixed and variable), related to the operation (see Note 28). As of June 2021, this concession expired and renewal was not obtained.

The amortization of the concession rights was $1,892 and 3,784, for the years ended December 31, 2021 and 2020. Monthly payments to the Administración Portuaria Integral de Acapulco were $3,962 and $7,507 in 2021 and 2020, respectively. At the date of delivery of the facilities, the rights paid for this concession in the amount of $94,607, had been fully amortized.

Table of Contents	39
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

12	Intangible assets

Intangible assets as of December 31, 2021 and 2020, are summarized as follows:

	2021
	Net balances at beginning of year	Additions		Transfers and others	Amortization	Net balances at year end	Estimated useful life (years)
Software	$25,722	$9,305	(b)	$132	$576	$34,583	3 y 5
Trademark (a)	125,528	-		-	-	125,528	Indefinite
	$151,250	$9,305		$132	$576	$160,111

	2020
	Net balances at beginning of year	Additions	Transfers and others	Amortization	Net balances at year end	Estimated useful life (years)
Software	$15,956	$10,508	$-	$742	$25,722	3 y 5
Trademark (a)	125,528	-	-	-	125,528	Indefinite
	$141,484	$10,508	$-	$742	$151,250

(a)
Corresponds to the rights on the Marmex trademark associated with the specialized maritime division segment, specifically the offshore vessels operation. This trademark is subject to annual impairment testing (see Note 13).

(b)	Corresponds mainly to the SAP Hana system upgrade project.

The accumulated amortization of intangible assets as of December 31, 2021 and 2020, is $1,599 and $7,838, respectively.

Table of Contents	40
13	Impairment of long-lived assets

As of December 31, 2021, and 2020, Grupo TMM had performed annual impairment tests. The recoverable amounts of the cash generating units were determined based on calculations of the value in use and fair value less costs of sale as follows:

Vessels and trademark

Vessels are identifiable assets that individually generate cash flows which are largely independent from the flows from other assets or groups of assets. As mentioned in Note 9, the Company sold the last vessel it owned in January 2022, so the value of this asset as of December 31, 2021 was adjusted to its sale price and is presented in the consolidated statements of financial position as an asset available for sale.

The trademark is considered an asset that does not generate flows independently, therefore this was grouped as a cash-generating unit (specialized maritime division segment) together with other long-lived assets in this segment.

The recovery value for these assets was determined as the higher between their value in use and their market value, less selling costs. As of December 31, 2021, and 2020, no impairment losses were determined for these assets.

Properties

The recoverable value of properties was determined as their fair value less costs of sale, which are considered immaterial in terms of the fair value. The determination of fair value is described in Note 25. At December 31, 2021 and 2020, no impairment losses were determined for these assets.

Corporate assets and other long-lived assets

These assets are not identified with any cash-generating unit, therefore these were evaluated at the Grupo TMM level. The recoverable amount of these assets was determined as their value in use. At December 31, 2021 and 2020, no impairment losses were determined for these assets.

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

Table of Contents	41
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

14	Financial assets and liabilities

Categories of financial assets and liabilities

The financial assets and liabilities as of December 31, 2021 and 2020, are summarized as follows:

	2021	2020
Financial assets
Valued at amortized cost
Cash and cash equivalents	$39,567	$105,310
Restricted cash	48,203	37,672
Trade receivables	305,064	130,148
Other accounts receivable	69,118	60,758
Related parties	65,057	42,228
Total current financial assets	$527,009	$376,116

Financial liabilities
Valued at amortized cost
Short-term portion of the financial debt	$57,106	$129,085
Trade payables	437,005	228,959
Accounts payable and accrued expenses	438,712	486,827
Related parties	144,966	1,458
Total short-term portion of the financial debt	1,077,789	846,329
Long-term financial debt	65,601	53,644
Total financial liabilities	$1,143,390	$899,973

As of December 31, 2021, and 2020, the carrying value of the financial assets and liabilities at amortized cost is considered similar to their fair value.

Table of Contents	42
Financial debt

The information for financing as of December 31, 2021 and 2020 is summarized as follows:

	2021		2020
	Short-term	Long-term	Short-term	Long-term
Payable in Mexican pesos
Daimler Financial Services México, S. de R.L. de C.V.	$7,076	$11,103	$16,333	$-
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

On June 19, 2021, a new agreement was signed with the finance company in order to extend the amortization period for a total amount of $19.9 million at a fixed rate of 12.9%, with monthly payments of principal and interest and maturity in June 2024.
Banco Autofin México, S.A. Institución de Banca Múltiple	14,732	7,257	23,352	12,773
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
INPIASA, S.A. de C.V. (a)	1,044	-	1,435	-
Contract for line of credit, the first for $15.7 million at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of principal and interest, and maturing August 2021.

The Company is currently in the process of negotiating with the finance company to restructure the debt repayment schedule.

HSBC, S.A. (a)	-	-	951	-

Table of Contents	43
	2021		2020
	Short-term	Long-term	Short-term	Long-term
$9.77 million line of credit at a variable rate of the 28-day TIIE plus 300 points, with monthly payments of principal and interest, and maturing April 2021.

In order to face the effects of the Covid-19 pandemic, the Company obtained a grace period of 3 months in the payment of principal from the months of May to July 2020, extending the term of each credit line 3 months.

The Company settled the entire line in July 2021.

Banco del Bajío, S.A. Intemza (a)	-	-	211	-
$9.36 million line of credit at a variable rate of the 28-day TIIE plus 250 points, with monthly payments of principal and interest, and maturing August 2020.

In order to face the effects of the Covid-19 pandemic, the Company obtained a 6-month grace period in the payment of principal from April to September 2020, extending the term of each credit line 6 months.

The Company settled the entire line in February 2021.

Banco del Bajío, S.A.	4,519	20,715	1,714	9,571
First drawdown for $12.0 million line of credit line with a mortgage guarantee for $30.0 million, variable rate of TIIE 28 days plus 600 points, with monthly payments of principal and interest, maturing in July 2027.

The second drawdown for $18.0 million was made on February 23, 2021, variable rate of TIIE 28 days plus 600 points, with monthly payments of principal and interest, due in July 2027.

Portafolio de Negocios, S.A. de C.V. SOFOM	-	-	2,738	6,334
Line of credit for $10.0 million with a fixed rate of 15.0%, with monthly payments of principal and interest; maturity in July 2023, without prepayment penalty.

The Company settled the entire line in December 2021, making the full payment in advance.

Others investors	18,446	-	12,000	-
Two unsecured loans were contracted, each for $6.0 million at a fixed rate of 15.0% per annum, with principal and interest payments due originally in October 2020.

In January 2021, a principal payment of $1.0 million was made to each line, as part of the negotiation that the Company continues to carry out, with the purpose of improving the amortization profile, extending the payment term of both credits.

In July 2021, a line of credit with multiple drawdowns was contracted, the first being made on July 28. The balance to date is $47.2 million with an initial rate of 15% and maturity in September 2022.

Hewlett Packard	137	485	-	-

Table of Contents	44
	2021		2020
	Short-term	Long-term	Short-term	Long-term
In January 2021, an additional line was contracted for $622.5 thousand pesos, at a fixed rate of 9.87%, monthly payments of principal and interest on unpaid balances with maturity in December 2025.

The Company is in negotiations to improve the conditions and amortization profile of the balance of the lines of credit.

Interest payable	194	-	563	-
Total financial debt in Mexican pesos	46,148	39,560	59,297	28,678

Payable in US dollars
Others	-	-	59,806	-

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

The Company is in a process to capitalize this debt, which has been duly authorized by the Board of Directors and the Shareholders’ Meeting.

Table of Contents	45
	2021		2020
	Short-term	Long-term	Short-term	Long-term

Hewlett Packard	7,429	18,983	4,180	14,679
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

In January 2021, two additional lines were contracted for $43.3 thousand dollars and $385.0 thousand dollars, at a fixed rate of 5.14% and 4.76%, monthly payments of principal and interest on unpaid balances and maturity in December 2025.

The Company is in negotiations to improve the conditions and amortization profile of the balance of the lines of credit.

PNC, Bank, N.A.	3,529	7,058	3,429	10,287
Line of credit with collateral for $860 thousand dollars, at a fixed rate of 4.40%, semiannual payments of principal and interest on unpaid balances and maturing in July 2024.

Interest payable	-	-	2,373	-
Total financial debt in US dollars	10,958	26,041	69,788	24,966
Total financial debt	$57,106	$65,601	$129,085	$53,644

(a)
They correspond to judicial and private agreements signed for the debt recognition with respect to Deposit Certificates secured and backed by Almacenadora de Depósito Moderno, S.A. de C.V. (ADEMSA), a related party.

Covenants

Some of the agreements related to the abovementioned loans contain certain covenants including restricting the payment of dividends, not reducing the capital stock and not splitting, as well as conditioning the sale of assets, the foregoing without prior authorization from the creditor; Likewise, in some cases, a copy of quarterly and audited financial statements must be delivered, as well as reasonable information requested by the creditor. As of December 31, 2021, and 2020, Grupo TMM and subsidiaries complied with the covenants set forth in those contracts.

The interest expense on the financial debt was $25,018 and $38,558 for the periods of twelve months ended December 31, 2021 and 2020, respectively.

Table of Contents	46
The maturity of the long-term financial debt as of December 31, 2021 and 2020 is as follows:

Maturity	2021	2020
2022	$-	$23,638
2023	22,121	16,315
2024	21,762	8,275
2025	10,400	2,703
2026	8,682	2,713
2027	2,636	-
	$65,601	$53,644

15	Balances and transactions with related parties

The accounts payable and transactions with related parties as of December 31, 2021 and 2020 are summarized as follows:

	2021		2020
	Receivable	Payable	Receivable	Payable
TMM División Marítima, S.A. de C.V. (a)	$65,057	$-	$42,228	$-
SSA México, S.A. de C.V. (b)	-	5,829	-	1,458
Investor (c)	-	139,137	-	-
	$65,057	$144,966	$42,228	$1,458

(a)	The accounts receivable is related to the maritime services provided to TMM DM by Grupo TMM. In September, 2020, the Company agreed through an agreement with this related party to forgive $98,859.

(b)	The accounts payables to SSA México, S.A. de C.V. are largely due to subagency services that this related party provides to Grupo TMM.

(c)	Three lines of credit, each for $5.0 million at a fixed rate of 15.0% per annum, with principal and interest payments at maturity, originally provided for a maturity date of October 2022.

The most relevant transactions with related parties as of December 31, 2021, 2020 and 2019 are summarized as follows:

	2021	2020	2019
Revenue:
Maritime services (a)	$71,823	$131,137	$159,772
Shipping agency services (b)	419	499	758
	$72,242	$131,636	$160,530

Costs:
Sub-agency commissions (c)	$4,062	$107,692	$264,743

Expenses:
Other expenses (d)	$180	$440	$391

(a)	Maritime services between TMM Dirección Corporativa, S.A. de C.V, subsidiary of Grupo TMM, and TMM DM.

(b)	Shipping agency services between Administradora Marítima TMM, S.A.P.I. de C.V., subsidiary of Grupo TMM, and TMM DM.

(c)	Shipping agency servicies provided by SSA México, S.A. de C.V. to Administradora Marítima TMM, S.A.P.I. de C.V.

(d)	Management consulting provided by SSA México, S.A. de C.V. to Administración Portuaria Integral de Acapulco, S.A. de C.V.

Table of Contents	47
Transactions involving executive personnel for the years ended December 31, 2021, 2020 and 2019, include the following expenses:

	2021	2020	2019
Short-term benefits
Salaries	$28,697	$36,003	$40,851
Social security costs	1,843	1,633	497
	$30,540	$37,636	$41,348

16	Accounts payable and accrued expenses

Accounts payable and accrued expenses at December 31, 2021 and 2020, are shown as follows:

	2021	2020
General expenses	$135,287	$57,929
Operating expenses	167,741	259,151
Purchased services	51,302	89,976
Taxes payable	31,356	38,281
Salaries and wages	3,116	924
Others	81,266	78,847
	$470,068	$525,108

17	Stockholders’ equity

Capital stock

As of December 31, 2021, and 2020, the Company’s capital stock is comprised of 102,182,841 shares outstanding, registered, without par value, and with voting rights, which may be held by Mexican nationals, investors, or companies that include in their bylaws the exclusion of foreigners clause. Foreigners may acquire economic rights in the Company’s common shares through ordinary participation certificates (‘CPOs’), with each CPO corresponding to one common share.

In the United States, the Company’s ADSs, each representing five CPOs, trade on the OTC market under the symbol GTMAY. The underlying TMM common shares for the ADSs are traded on the Mexican Stock Exchange under the listing code TMM A.

Table of Contents	48
Net tax profit account (CUFIN)

As of December 31, 2021, and 2020, the restated balance of the Net Taxable Income Account (CUFIN for its acronym in Spanish) of the Parent Company amounts to $4,001,128 and $3,727,180, respectively, which was generated up to December 31, 2013. No new balances have been generated in this account thereafter.

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

Capital decreases

As of December 31, 2021, and 2020, the current balance in the Capital Contribution Account (CUCA for its acronym in Spanish) is $5,226,551 and $4,868,700, respectively. In the event of capital reimbursement or decreases in favor of stockholders, the surplus for said reimbursement on this amount will be treated as a distributed earning.

In the event the equity capital exceeds the balance in the CUCA, the difference will be considered a dividend or distributed earning subject to the payment of income tax. If the earnings in reference come from the CUFIN, there will be no corporate tax due for the capital decrease or reimbursement. Otherwise, these will be treated as dividends or distributed earnings.

Table of Contents	49
Other components of equity

Details of other components of equity as of December 31, 2021, 2020 and 2019, as follows:

	Statutory reserve	Defined benefit plan	Premium on convertible obligations	Translation result	Revaluation surplus		Total
Balance as of December 31, 2018	$216,948	$(125,417)	$77,106	$(247,668)	$785,975		$706,944
Revaluation of assets	-	-	-	-	379,420		379,420
Defined benefit plan	-	2,354	-	-	-		2,354
Reclassification from disposal of properties and depreciation	-	-	-	-	(202,228)	(a)	(202,228)
Total before taxes	-	2,354	-	-	177,192		179,546

Tax expense	-	(706)	-	-	(113,826)		(114,532)
Total net of taxes	-	1,648	-	-	63,366		65,014
Balance as of December 31, 2019	$216,948	$(123,769)	$77,106	$(247,668)	$849,341		$771,958
Revaluation of assets	-	-	-	-	314,436	(b)	314,436
Defined benefit plan	-	10,953	-	-	-		10,953
Reclassification from disposal of properties and depreciation	-	-	-	-	(55)	(a)	(55)
Total before taxes	-	10,953	-	-	314,381		325,334

Tax expense	-	(3,286)	-	-	(94,331)		(97,617)
Total net of taxes	-	7,667	-	-	220,050		227,717
Balance as of December 31, 2020	$216,948	$(116,102)	$77,106	$(247,668)	$1,069,391		$999,675

Defined benefit plan	-	33,691	-	-	-		33,691
Reclassification from revaluation of assets	-	-	-	-	(332,151)	(c)	(332,151)
Total before taxes	-	33,691	-	-	(332,151)		(298,460)

Tax expense	-	(10,107)	-	-	87,360		77,253
Total net of taxes	-	23,584	-	-	(244,791)		(221,207)
Balance as of December 31, 2021	$216,948	$(92,518)	$77,106	$(247,668)	$824,600		$778,468

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

(c)	Includes the adjustment of assets available for sale at their fair value, for an amount of $291,200.

Table of Contents	50
18	Revenues

The revenues as of December 31, 2021, 2020 and 2019, are summarized as follows:

	2021	2020	2019
Maritime
Parcel tankers	$294,641	$340,767	$287,140
Maritime administration services	42,416	131,136	159,772
Shipyard	139,226	100,864	164,917
Bulk carrier	174,643	85,085	162,897
Tugboats	-	-	81,707
Offshore vessels	146,950	93,373	12,072
Mud boats	166,220	-	-

Ports and terminals
Port services	14,967	41,659	90,144
Shipping agencies	10,360	27,530	79,695

Logistics, warehousing and other businesses
Repair of containers	158,511	196,584	211,171
Warehousing	153,497	139,042	171,867
Intermodal terminal	44,292	41,794	49,157
Automotive services	5,990	5,447	5,144
Total consolidated revenue	$1,351,713	$1,203,281	$1,475,683

The Company’s revenues do not show any particular grouping characteristic, such as by type of customer (government and private), geographic zone, etc. The main grouping is shown based on the type of revenue for each segment. Moreover, as discussed in Note 4.18, all of the Company’s revenues are recognized over time.

19	Other (expenses) income

Other (expenses) income as of December 31, 2021, 2020 and 2019, is summarized as follows:

	2021	2020	2019
Recoveries of taxes paid in prior years, net of expenses for recovery	$-	$(11,145)	$(16,595)
Gain (loss) from the sale of subsidiaries (see Note 5)	-	451	279,744
Cancellation of projects	-	(31,804)	(18,944)
Forgiveness of accounts receivable	-	(98,859)	-
Expenses related to the cancellation of the corporate building lease	(38,537)	(113,469)	-
Goodwill impairment (see Note 5)	-	-	(9,826)
Loss from sale of property, vessels and equipment (see Note 9)	(132,956)	-	-
Other, net	2,150	(2,399)	(472)
	$(169,343)	$(257,225)	$233,907

Table of Contents	51
20	Interest expense and other financial costs

This line at December 31, 2021, 2020 and 2019, is comprised as follows:

	2021	2020	2019
Interest on financial debt	$25,018	$38,558	$69,796
Interest expense on leasing arrangements	34,146	33,535	70,225
Other financial expenses	3,236	2,066	5,303
Amortization of transaction cost associated with financial debt	176	1,495	1,551
	$62,576	$75,654	$146,875

21	Income tax and tax loss carryforwards

Income Tax

Results for the year

Grupo TMM and Subsidiaries incurred combined tax losses for the years ended December 2021 and 2020, in the amounts of $(159,003) and $(383,647), respectively. Most of the companies that generated taxable income fully offset them against tax losses from prior years. Income tax recognized in profit or loss corresponds to subsidiaries that generated taxable income of $10,349, $36,243 and $48,373, for 2021, 2020 and 2019, respectively.

The difference between taxable and book income is due primarily to the net effect of the gain or loss on inflation recognized for tax purposes, the difference between tax and book amortization and depreciation, non-deductible expenses, as well as certain temporary differences reported in different periods for financial and tax purposes.

In accordance with the currently enacted Income Tax Law, the rate for 2019, 2020, 2021, and subsequent years is 30%.

The provision for income tax recognized in the statement of profit or loss for the years ended December 31, 2021, 2020 and 2019, is as follows:

	2021	2020	2019
Income tax	$(7,015)	$(10,873)	$(14,512)
Income tax (agreement) (a)	-	-	(85,196)
Deferred income tax	28,158	30,207	35,133
Total income tax benefit (expenses)	$21,143	$19,334	$(64,575)

(a)
During 2019, Grupo TMM agreed with the Tax Administration Service to resolve the Company’s outstanding tax liabilities for the fiscal year 2010 through payment of 2.6 million pesos over a period of 36 months beginning in November 2019. As of December 31, 2021, the Company is in negotiations to restructure the agreement.

Table of Contents	52
The reconciliation between the provision for income tax based on the statutory income tax rate and the provision recorded by the Company at December 31, 2021, 2020 and 2019, is as follows:

	2021	2020	2019
(Loss) profit before taxes	$(269,197)	$(422,490)	$95,867
Income tax	80,759	126,747	(28,760)
Increase (decrease) from:
Difference in depreciation and amortization	135,332	(86,033)	(180,395)
Revaluation surplus	(88,112)	94,331	113,826
Materials and supplies	13	3,625	(31,073)
Inflationary and currency exchange effects on monetary assets and liabilities, net	(11,643)	(4,035)	1,236
Tax losses amortization	60,032	82,145	19,277
Provisions and allowance for doubtful accounts	(97,628)	(178,276)	54,214
Difference between the tax and book value for the sale of assets	(35,950)	(14,276)	(13,133)
Difference between the tax and book value for the sale of shares of subsidiaries	-	(104)	97,284
Non-deductible expenses	(21,660)	(4,790)	(11,855)
Income tax (agreement)	-	-	(85,196)
Benefit (provision) for income tax	$21,143	$19,334	$(64,575)

The components of deferred tax liability at December 31, 2021 and 2020, are comprised as follows:

	2021	2020
Portion of tax loss carryforwards for subsequent years	$336,395	$350,272
Inventories and provisions – net	17,378	41,080
Concession rights and property, vessels and equipment	(559,949)	(706,976)
Total deferred tax liability	$(206,176)	$(315,624)

As of December 31, 2021, the Company’s Management carried out the evaluation of the amount of tax losses that will be recoverable and determined based on projections that the effect of the deferred tax asset determined in the year will be realized at 41% based on the information available at the date of issuance of the consolidated financial statements.

Table of Contents	53
Tax loss carryforwards

As of December 31, 2021, Grupo TMM and its subsidiaries, report the following cumulative tax losses, which are restated applying the National Consumer Price Index (NCPI) factors in accordance with Mexican law.

Year in which the loss was incurrred	Amounts	Year of expiration
2012	$167,067	2022
2013	189,383	2023
2014	182,922	2024
2015	44,315	2025
2016	427,900	2026
2017	123,127	2027
2018	227,835	2028
2019	526,994	2029
2020	480,135	2030
2021	240,502	2031
	$2,610,180

22	Segment reporting

The Company as of December 31, 2021, 2020 and 2019 operates in the following segments: i) specialized maritime transportation, ii) logistics, iii) ports and terminals and iv) warehousing. Specialized maritime transportation operations (‘Specialized Maritime Division’) include transportation of bulk liquid products, materials and provisions for drilling platforms, and until December 31, 2019 towing services for ships. Logistics operations (‘Logistics Division’) include the operations of logistics solutions services and container and railcar maintenance and repair services. Operations at ports and terminals (‘Ports and Terminals Division’) include loading and unloading, storage at maritime port terminals, and shipping agency operations. Warehousing operations (‘Warehousing Division’) include storage and management of the facilities and bonded warehouses. There are no changes in the measuring methods used to calculate the earnings reported for each segment. The information for each operating segment is as follow:

Table of Contents	54
	Specialized maritime division	Logistics division	Ports and terminals division	Warehousing division	Other businesses and shared accounts	Total consolidated

December 31, 2021
Revenue	$964,096	$208,793	$25,327	$153,497	$-	$1,351,713
Costs and expenses	(867,698)	(170,946)	(49,761)	(112,989)	-	(1,201,394)
Corporate expenses	-	-	-	-	(73,838)	(73,838)
Depreciation and amortization	(23,035)	(21,936)	(11,308)	(56,478)	(4,445)	(117,202)
Transportation profit (loss)	$73,363	$15,911	$(35,742)	$(15,970)	$(78,283)	$(40,721)
Costs, expenses and revenue not allocated						(207,333)
Net profit for the year						$(248,054)

Total assets by operating segment	$1,302,260	$286,886	$1,472,444	$614,336	$-	$3,675,926
Shared assets	-	-	-	-	36,344	36,344
Total assets	$1,302,260	$286,886	$1,472,444	$614,336	$36,344	$3,712,270

Total liabilities by operating segment	$710,278	$193,186	$404,992	$438,572	$-	$1,747,028
Shared liabilities	-	-	-	-	146,144	146,144
Total liabilities	$710,278	$193,186	$404,992	$438,572	$146,144	$1,893,172

Total capital expenditures by segment	$63,709	$54	$11,705	$-	$-	$75,468
Shared capital expenditures	-	-	-	-	-	-
Total capital expenditures	$63,709	$54	$11,705	$-	$-	$75,468
December 31, 2020
Revenue	$751,225	$243,825	$69,189	$139,042	$-	$1,203,281
Costs and expenses	(634,919)	(217,699)	(74,521)	(110,309)	-	(1,037,448)
Corporate expenses	-	-	-	-	(96,345)	(96,345)
Depreciation and amortization	(41,764)	(22,571)	(15,423)	(45,261)	(16,032)	(141,051)
Transportation profit (loss)	$74,542	$3,555	$(20,755)	$(16,528)	$(112,377)	$(71,563)
Costs, expenses and revenue not allocated						(331,593)
Net profit for the year						$(403,156)

Total assets by operating segment	$1,060,473	$250,188	$1,664,819	$539,521	$-	$3,515,001
Shared assets	-	-	-	-	515,546	515,546
Total assets	$1,060,473	$250,188	$1,664,819	$539,521	$515,546	$4,030,547

Total liabilities by operating segment	$363,098	$141,723	$498,233	$345,091	$-	$1,348,145
Shared liabilities	-	-	-	-	434,994	434,994
Total liabilities	$363,098	$141,723	$498,233	$345,091	$434,994	$1,783,139

Total capital expenditures by segment	$7,608	$33	$5,137	$4,086	$-	$16,864
Shared capital expenditures	-	-	-	-	11,511	11,511
Total capital expenditures	$7,608	$33	$5,137	$4,086	$11,511	$28,375

Table of Contents	55
	Specialized maritime division	Logistics division	Ports and terminals division	Warehousing division	Other businesses and shared accounts	Total consolidated

December 31, 2019
Revenue	$868,505	$265,472	$169,839	$171,867	$-	$1,475,683
Costs and expenses	(652,157)	(232,386)	(122,882)	(132,792)	-	(1,140,217)
Corporate expenses	-	-	-	-	(173,726)	(173,726)
Depreciation and amortization	(66,306)	(19,474)	(15,186)	(41,516)	(40,398)	(182,880)
Transportation profit (loss)	$150,042	$13,612	$31,771	$(2,441)	$(214,124)	$(21,140)
Costs, expenses and revenue not allocated						52,432
Net profit for the year						$31,292

Total assets by operating segment	$1,285,751	$266,079	$1,763,135	$386,418	$-	$3,701,383
Shared assets	-	-	-	-	862,392	862,392
Total assets	$1,285,751	$266,079	$1,763,135	$386,418	$862,392	$4,563,775

Total liabilities by operating segment	$431,893	$158,203	$567,030	$173,616	$-	$1,330,742
Shared liabilities	-	-	-	-	810,241	810,241
Total liabilities	$431,893	$158,203	$567,030	$173,616	$810,241	$2,140,983

Total capital expenditures by segment	$12,048	$598	$24,086	$494	$-	$37,226
Shared capital expenditures	-	-	-	-	11,055	11,055
Total capital expenditures	$12,048	$598	$24,086	$494	$11,055	$48,281

23	Employee benefits

Expense for employee benefits

The expenses recognized for employee benefits are:

	2021	2020	2019
Salaries, benefits and inherent	$235,345	$317,776	$320,827
Pensions – defined benefit plans	17,790	23,623	22,873
	$253,135	$341,399	$343,700

The long-term liabilities recognized for pensions and other employee remunerations in the consolidated statement of financial position are comprised as follows:

	2021	2020
Long-term:
Pensions and seniority premium	$86,695	$136,832
Termination of employment	15,680	13,365
	$102,375	$150,197

The short-term liabilities for employee benefits, are included in the line ‘Accounts payable and accrued liabilities’ in the consolidated statements of financial position, which at December 31, 2021 and 2020, amount to $3,116 and $924, respectively (see Note 16).

The reduction in labor liabilities is derived from the business optimization strategy of Grupo TMM, as of September 2021, a reorganization of the operating structure was carried out, resulting in a personnel restructuring (identification of duplicity and optimization of functions). Additionally, the personnel assigned to the operation of the Maritime Division is now part of the administration of the company itself.

Table of Contents	56
Remunerations on the termination of employment

The seniority premiums and the retirement plan (‘pensions’) obligations are based on actuarial calculations using the projected unit credit method. Pension benefits are based mainly on years of service, age, and salary level upon retirement.

The amounts charged to operations include the amortization of the cost of past services over the average time of service remaining. The Company continues with its policy of recognizing actuarial losses and gains for seniority premiums and pensions in the consolidated statement of operations, the actuarial (loss) gain net of taxes for 2021 and 2020 was $23,584 and $7,667, respectively (see Note 17).

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

Table of Contents	57
The details of the net cost for the period for seniority premiums and termination of employment, and also the basic actuarial estimates for the calculation of these labor obligations is shown as follows:

	2021		2020
	Pensions and seniority premiums	Termination of employment	Pensions and seniority premiums	Termination of employment
Current service cost	$(21,158)	$3,907	$4,541	$1,727
Interest cost	12,371	770	11,892	867
Net cost for the period	$(8,787)	$4,677	$16,433	$2,594

At December 31, 2021 and 2020, the reserve for pensions and seniority premiums, and also for the termination of employment, is comprised as follows:

	2021		2020
	Pensions and seniority premiums	Termination of employment	Pensions and seniority premiums	Termination of employment
Defined benefit obligations	$87,820	$15,680	$139,763	$13,365
Plan assets	(1,125)	-	(2,931)	-
Total reserve	$86,695	$15,680	$136,832	$13,365

As of December 31, 2021, and 2020, the defined benefit obligations (DBO) for pensions and seniority premiums, and also for the reserve for termination of employment, are comprised as follows:

	2021		2020
	Pensions and seniority premiums	Termination of employment	Pensions and seniority premiums	Termination of employment
DBO at beginning of period	$139,763	$13,365	$144,044	$10,467
Current service cost	(21,158)	3,907	4,541	1,727
Interest cost	12,371	770	11,892	867
Benefits paid	(3,878)	(1,905)	(2,072)	(70)
Benefits paid from plan assets	(6,044)	-	(7,315)	-
Miscellaneous	(33,234)	(457)	(11,327)	374
Past service cost	$87,820	$15,680	$139,763	$13,365

The plan assets as of December 31, 2021 and 2020 are comprised as follows:

	2021	2020
Value of the fund at beginning of year	$2,931	$3,030
Expected return on assets	(2,026)	(356)
Plan contributions	5,783	7,315
Benefits paid	(5,783)	(7,315)
Interests on plan assets	220	257
Miscellaneous	$1,125	$2,931

Table of Contents	58
The changes in the pension plan, seniority premium, and termination of employment plan as of December 31, 2021 and 2020 are as follows:

	2021	2020
Reserve for obligations at the beginning of the period	$150,197	$151,481
Cost for the period	(4,110)	19,027
Interest income	(220)	(257)
Contributions to the plan	(6,044)	(7,315)
Benefits paid on pension plan	(5,783)	(2,142)
Miscellaneous	2,026	356
Actuarial gain or losses	(33,691)	(10,953)
Reserve for obligations at the end of the period	$102,375	$150,197

The significant actuarial assumptions used for the valuation are:

	2021	2020
Discount rate	7.50%	7.50%
Salary increase rate	4.00%	4.00%
Inflation rate	3.50%	3.50%
Average working life expectancy	14.50	16.10

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

On December 31, 2021 and 2020, approximately 5% and 12% of the Company’s employees work under collective work contracts that are subject to annual salary reviews and biannually for other compensations. As of December 31, 2021, and 2020, Grupo TMM has 837 and 934 employees, respectively.

The significant actuarial assumptions to determine the defined benefits obligation are the discount rate, the salary increase rate, and the average life expectancy. The calculation of the defined benefits obligation is sensitive to these assumptions.

The following table summarizes the effects of changes to these actuarial assumptions on the defined benefits obligations at December 31, 2021:

	1.0% increase	1.0% decrease
Discount rate
(Decrease) increase in the defined benefits obligation	$(1,909)	$2,268

Salary increase rate
Increase (decrease) in the defined benefits obligation	$976	$(1,389)

	One year Increase	One year Decrease
Average life expectancies
Increase (decrease) in the defined benefits obligation	$1,993	$(2,169)

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

Table of Contents	59
24	Earnings per share

As of December 31, 2021, 2020 and 2019, earnings per share was determined based on the weighted average number of shares outstanding during the year. There are no potentially dilutive instruments outstanding, therefore basic and diluted earnings per share are the same.

25	Fair value measurement

Fair value measures for non-financial assets

The non-financial assets and liabilities measured at fair value in the statement of financial position are grouped into three levels of fair value hierarchy. The three levels are defined based on the observability of relevant data for the measuring, as follows:

•	Level 1: quoted prices (without adjustment) in active markets for identical assets and liabilities.

•	Level 2: data other than the quoted prices included in Level 1 that are observable for the asset and liability, either directly or indirectly;

•	Level 3: non-observable data for the asset or liability.

As of December 31, 2021 and 2020 non-financial assets measured at fair value are classified in Level 3 of this hierarchy, as described below:

	2021	2020
Level 3
Vessels	$-	$182,055
Buildings	116,714	286,232
Land	1,199,550	1,934,345
	$1,316,264	$2,402,632

As of December 31, 2021, the values of the Company’s land, buildings and facilities were estimated based on appraisals performed by independent, professionally qualified property valuers.

As of December 31, 2020, the revalued amounts for all the vessels were determined using the revenue technique. As indicated in Note 9, the Company presents as an asset available for sale the last vessel owned by it in the consolidated statements of financial position.

The important information and assumptions are prepared in close collaboration with Management. The valuation processes and changes in the fair value are reviewed by the Administration and Finance Department on the financial reporting date. Additional information on fair value measurement is as follows.

Table of Contents	60
Vessels (Level 3)

Until December 31, 2020, the fair values for the offshore vessels, and parcel tankers are estimated based on revenue that capitalizes the estimated revenue cash flows from the leasing of vessels net of operating costs projected, using an appropriate discount rate that reflects the required performance for similar assets. Cash flows are calculated based on the average of international charter rates and operating costs (including maintenance), and also the historical utilization level. The value of vessels is sensitive to changes in these variables.

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

As of December 31, 2021, the Company does not own any vessels.

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

Table of Contents	61
As of December 31, 2021, and 2020, the reconciliation between the carrying amounts of non-financial assets classified within Level 3 is as follows:

	Vessels	Buildings and Facilities
Balance as of January 1, 2021	$182,055	$2,220,577
Amount recognized in other comprehensive income:
Revaluation surplus of vessels	(43,385)	(327,362)
Amount recognized in statements profit or loss:
Loss on revaluation of vessels	-	(130,000)
	(43,385)	(457,362)
Additions and disposals, net	(130,464)	-
Transfer to assets available for sale	(8,206)	(446,951)
Balance as of December 31, 2021	$-	$1,316,264

Balance as of January 1, 2020	$214,938	$1,897,583
Amount recognized in other comprehensive income:
Revaluation surplus of vessels	-	330,571
Amount recognized in statements profit or loss:
Loss on revaluation of vessels	(16,136)	-
	(16,136)	330,571
Additions and disposals, net	(16,747)	(7,577)
Balance as of December 31, 2020	$182,055	$2,220,577

As of December 31, 2021, and 2020, there were no effects from unrealized gains from fair value measurements.

26	Financial instruments risk

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

Table of Contents	62
Market risk

Currency risk

The monetary position for Grupo TMM may be materially affected by variances in the exchange rate between the US dollar and the Mexican peso due to the Company’s significant operations in Mexico. The Company does not cover this exposure. Grupo TMM minimizes its exposure effects in foreign currency by contracting financial debt in Mexican pesos.

Grupo TMM also faces transactional currency exposure. This exposure derives from sales and acquisitions made in currencies other than Mexican pesos, Grupo TMM’s functional currency. As of December 31, 2021 and 2020, approximately 68% and 55% of Grupo TMM’s sales are denominated in US dollars, respectively while approximately 30% and 20% of the costs and expenses for both years are denominated in US dollars.

As of December 31, 2021 and 2020, the Company held monetary assets and liabilities denominated in foreign currencies other than the Mexican peso, translated at the corresponding interbank exchange rate as related to the Mexican peso, as follows:

	2021		2020
	US dollar	Other currencies	US dollar	Other currencies
Assets	$641,116	$-	$309,657	$932
Liabilities	(725,206)	(353)	(480,253)	(1,372)
	$(84,090)	$(353)	$(170,596)	$(440)

As of December 31, 2021 and 2020, the exchange rate was Ps20.5157 and Ps19.9352 per US dollar, respectively.

Sensitivity analysis

The following table shows for the years ended December 31, 2021 and 2020, the sensitivity in profit or loss related to the financial assets and liabilities of Grupo TMM and the exchange rate; United States dollar (USD) / peso ‘considering that the rest of the conditions remain the same’, assumes a change of +/- 5.25% for 2021 and +/- 11.64% for 2020 in the peso / USD exchange rate.

This percentage was determined based on the volatility of the average exchange rate market over the past 12 months. The sensitivity analysis is based on financial instruments in foreign currency held by Grupo TMM on the reporting date.

Table of Contents	63
If the peso had strengthened or weakened against the USD by 5.25% for 2021 and 11.64% for 2020, this would have had the following impact on the monetary position:

	2021		2020
	Aumento 5.25% en el tipo de cambio	Disminución 5.25% en el tipo de cambio	Aumento 11.64% en el tipo de cambio	Disminución 11.64% en el tipo de cambio
Assets in US dollars	$33,686	$(33,686)	$36,030	$(36,030)
Assets in other currencies	-	-	108	(108)
Liabilities in US dollars	(38,105)	38,105	(55,880)	55,880
Liabilities in other currencies	(19)	19	(160)	160
	$(4,438)	$4,438	$(19,902)	$19,902

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

Grupo TMM’s policy is to obtain fixed rated instruments on its loans and, when a loan has a variable interest rate, the Company’s policy is to obtain all needed derivative financial instruments in order to fix this rate. At December 31, 2021 the Company has $200.6 and $48.3 million pesos of debt contracted on fixed and variable rates, respectively. At December 31, 2020, the debt contracted on fixed and variable rates was $129.8 and $50.2million pesos, respectively.

Sensitivity analysis

The following table illustrates the sensitivity in profit or loss at December 31, 2021 and 2020 to a reasonably possible change in the interest rates of +/- 1% and +/- 1%, respectively. These changes are considered to be reasonably possible based on the current market conditions.

The calculations are based on a variance in the average market interest rate for each period and the financial instruments on the reporting date that are sensitive to variances in the interest rates. The rest of the variables remain constant.

	2021		2020
	+1% Variance	-1% Variance	+1% Variance	-1% Variance
Profit or loss for the year	$(7,465)	$7,465	$(1,140)	$1,140

The impact shown in the above sensitivity is considered the same both in the results of profit or loss and in stockholders’ equity.

Table of Contents	64
Concentration of risk

For the year ended December 31, 2021, the Company obtained revenues from Helmsley Management, Celanse Operations Mexico and PEMEX Exploración y Producción, representing 13%, 12% and 10%, respectively. None of the remaining customers represent more than 5% of its total revenues. For the year ended December 31, 2020, the Company obtained revenues from TMM DM (related party), and Celanese Operations Mexico and Helmsley Management, representing 14%, 13%, and 7%, respectively. None of the remaining customers represents more than 4% of the total revenues.

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

The Company continuously monitors the creditworthiness of customers, based on its experience and customer profiles defined by Management. The Company’s policy is to deal only with creditworthy counterparties. Credit terms range between 30 and 90 days except Pemex that handles credit terms of 180 days. Credit terms negotiated with customers are subject to an internal approval process that considers the experience and profile of the customer. Current credit risk is managed by a periodic review of the accounts receivable aging analysis, together with credit limits per customer.

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

Expected credit loss rates are based on the sales payment profile over the last 48 months prior to December 2021 and 2020, respectively, as well as the corresponding historical credit losses during that period. Historical rates are adjusted to reflect current and future macroeconomic factors that affect the customer’s ability to liquidate the unpaid balance.

Table of Contents	65
Trade receivables are written off when there is no reasonable expectation of recovery. Failure to make payments within 180 days from the invoice date and failure to engage with the Company on alternative payment arrangement amongst other is considered indicators of no reasonable expectation of recovery. However, industry and client’s practices could generate balances with more than 180 days of aging, for which conclusion is that those balances will be collected.

Pursuant to the foregoing, the expected credit loss for trade accounts receivable as of December 31, 2021 and 2020 was determined as follows:

	Trade accounts receivable days in arrears
	Current	More than 30 days	More than 60 days	More than 90 days	Total
As of December 31, 2021
Expected credit loss rate	0.0%	0.0%	0.0%	27.3%	-
Gross carrying value	$207,923	$41,324	$1,816	$74,295	$325,358
Expected credit losses during the lifetime				20,293	20,293

As of December 31, 2020
Expected credit loss rate	0.0%	0.0%	0.0%	32.7%	-
Gross carrying value	$76,360	$5,875	$4,290	$64,841	$151,366
Expected credit losses during the lifetime				21,218	21,218

Liquidity risk

The goal of Grupo TMM is to maintain a balance between the continuity of loans and flexibility through the use of bank loans and securitizations. As of December 31, 2021, and 2020, 47% and 35%, respectively, of Grupo TMM’s financial liabilities are due within the next 12 months.

As of December 31, 2021, and 2020, the financial liabilities and other liabilities of Grupo TMM have contractual maturities (including interest payments as applicable) are summarized as follows:

	Current		Non-Current
	In 6 months	6 to 12 Months	1 to 4 years	More than 4 Years
At December 31, 2021
Trade payables	$437,005	$-	$-	$-
Accounts payable and accrued expenses	-	470,068	-	-
Related parties	-	144,966	-	-
Leasing liabilities	86,597	34,781	238,404	50,093
Financial debt	19,041	38,065	54,283	11,318
	$542,643	$687,880	$292,687	$61,411

Table of Contents	66
	Current		Non-Current
	In 6 months	6 to 12 Months	1 to 4 years	More than 4 Years
At December 31, 2020
Trade payables	$228,959	$-	$-	$-
Accounts payable and accrued expenses	-	525,108	23,521	-
Leasing liabilities	29,465	28,780	193,811	103,457
Financial debt	52,125	76,960	48,227	5,417
	$310,549	$630,848	$265,559	$108,874

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

As of December 31, 2021, and 2020, the capital management is summarized as follows:

	2021	2020
Stockholders’ equity	$1,819,098	$2,247,408
Cash and cash equivalents	(87,770)	(142,982)
Stockholders’ equity, net	$1,731,328	$2,104,426

Total financial debt	$122,707	$182,729
Leasing liabilities	409,875	355,513
Overall financing	$532,582	$538,242

Capital-to-overall financing ratio	3.25	3.91

28	Commitments and contingencies

Commitments

a)	Concession fees

Pursuant to the concession to operate the cruise and automobile terminal in the Port of Acapulco, Guerrero, the Company must make fixed and variable monthly payments. These payments totaled $3,962 and $7,507, in the years of 2021 and 2020, respectively. During 2021, this concession was no longer renewed (see Note 11).

Table of Contents	67
Contingencies

a)	RPS Claim

On August 7, 2007, Transportación Marítima Mexicana, S.A. de C.V. (‘TMM’) filed a claim for arbitration against Refined Product Services (“RPS”) for US$50 thousand, for various expenses incurred by TMM due to the delay of the re-delivery of the tanker vessel Palenque.

On October 19, 2007, RPS filed a countersuit for US$3.0 million, for alleged faults and lack of maintenance involving the tanker vessel Palenque, and also consequential damages for having lost a contract while the vessel was being repaired. The consolidated financial statements did not present any significant claims for payments of loss (RPS) during 2020, 2021 and up to the authorization date hereof.

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

Table of Contents	68
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

The Company has significant transactions and relations with related parties, for which the Company holds documentation that confirms the terms of these transactions were conducted in 2021 similarly to transactions between unrelated parties. The Company and its subsidiaries are in the process of completing this study for 2021.

g)	Other legislation

Grupo TMM and Subsidiaries are subject to the laws and ordinances of other countries, as well as international regulations governing maritime transportation and the observance of safety and environmental regulations.

29	Subsequent events to the reporting date

(a)	On January 8, 2022, the sale of the ship “Isla Colorada” was formalized by Transportación Marítima Mexicana, S.A. de C.V., subsidiary of Grupo TMM.

(b)
On February 4, 2022 the new airport in Mexico City (Aeropuerto Internacional Felipe Angeles-AIFA) awarded to TMM Almacenadora S.A.P.I. de C.V., a 10-year lease to operate a bonded warehouse of 5,184 square meters within the airport’s cargo terminal. The Management expects to begin operations during the first quarter of 2023, once all airport cargo is moved from Mexico City International Airport (AICM) to AIFA as ordered by the Ministry of Communication and Transport.

(c)
Management continues to monitor the development of the COVID-19 pandemic and its impact on the Company, and has not identified any significant event related to the pandemic or any other matter between the reporting date and the authorization date of the accompanying financial statements, which in its view requires any adjustment or disclosure.

Table of Contents	69
30	Authorization of the consolidated financial statements

The consolidated financial statements of the Company were authorized by Luis Rodolfo Capitanachi Dagdug on April 29, 2022, in his capacity as Director of Administration and Finance, as well as by the Board of Directors on the same date, to be issued and subsequently approved by the General Stockholders’ Meeting, which has the authority to modify the accompanying consolidated financial statements.