Form 20-F
period 2022-12-31
GRUPO TMM SAB
filed 2023-05-16
CIK 1163560

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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
 (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).

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

TABLE OF CONSENTS

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

The financial information included in this Annual Report was approved by the Company’s shareholders at the Annual General Shareholders’ Meeting, which took place on April 27, 2023.

Market and Industry Data

This Annual Report includes certain market and industry data and projections obtained from official government bodies, industry publications and surveys, public filings, and internal company sources. The third-party materials from which these data and projections were obtained generally state that the information included therein was collected from sources believed to be reliable, but we cannot provide any assurance as to the accuracy or completeness of such information, which we have not independently verified. While we are not aware of any misstatements regarding any market or industry data and projections presented in this Annual Report, such data and projections involve risks and uncertainties and are subject to change based on various factors, including those discussed in the section entitled “Risk Factors.”

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

•	Mexican, U.S. and global economic, political and social conditions;

•	uncertainties related to the ongoing conflict between Russia and Ukraine, including the extent and duration of shortages in the supply of key raw materials, commodities and products;

•	conditions affecting the international shipping and transportation markets or the oil and gas industry;

•	uncertainties concerning the continuing COVID-19 pandemic and related governmental responses;

•	conditions resulting from future pandemics, epidemics or other outbreaks of infectious diseases and governmental responses thereto;

•	our ability to reduce corporate overhead costs;

•	the availability of capital to fund our expansion plans;

•	our ability to utilize a portion of our current and future tax loss carryforwards (“Net Operating Losses” or “NOLs”);

•	changes in fuel prices;

•	changes in legal or regulatory requirements in Mexico or the United States;

•	market and interest rate fluctuations;

•	competition in geographic and business areas in which we conduct our operations;

•	the adverse resolution of litigation and other contingencies;

•	the ability of management to manage growth and successfully compete in new businesses;

•	the ability of the Company to diversify its customer base; and

•	the ability of the Company to repay, restructure or refinance its indebtedness.

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

PART I

ITEM 1	DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3	KEY INFORMATION

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

Risk Factor Summary

Risks Relating to our Business

•
Our business has been and may continue to be adversely affected by the COVID-19 pandemic, and may be adversely affected by future pandemics, epidemics or other outbreaks of infectious diseases and governmental responses thereto.

•
Uncertainties relating to our financial condition in our recent past and other factors raised substantial doubt about our ability to continue as a going concern and could have resulted in our dissolution under Mexican corporate law.

•	If the time charter arrangements for the vessels we operate are terminated or expire, our business could be adversely affected.

•	Our results from operations are dependent on fuel expenses.

•	We may be unable to successfully expand our businesses.

•	Significant competition could adversely affect our future financial performance.

•	Downturns in certain cyclical industries in which our customers operate could have adverse effects on our results of operations.

•	Over time, asset values may fluctuate substantially and, if these values are lower at a time when we are attempting to dispose of an asset, we may incur a loss.

•
Our future success depends upon the continued growth of and demand for the maritime, ports and terminals, and logistics industries which may have already achieved the peak of their upward growth trend and for which rates may have already been at or near historical highs. These factors may lead to reductions and volatility in rates and profitability.

•	Our growth depends on our ability to expand relationships with existing charterers and other customers and to obtain new charterers and customers, for which we will face substantial competition.

•	The aging of the vessels we operate may result in increased operating costs in the future, which could adversely affect our earnings.

•	Our results of operations may be adversely affected by operational risks inherent in the transportation and logistics industry.

•
Our operations are subject to extensive environmental and safety laws and regulations and we may incur costs that have a material adverse effect on our financial condition as a result of our liabilities under or potential violations of environmental and safety laws and regulations.

•	Potential labor disruptions could adversely affect our financial condition and our ability to meet our obligations under our financing arrangements.

•	The conflict between Russia and Ukraine may have a material adverse effect on our business, financial condition, liquidity and results of operation.

•
Continuing world tensions, including as the result of the war between Russia and Ukraine, other armed conflicts, terrorist attacks, the COVID-19 pandemic and trade disputes could have a material adverse effect on our business.

•	Our information technology systems may be subject to security incidents or interruptions in network connectivity which could have an material adverse effect on our business.

•	Our customers may take actions that may reduce our revenues.

•	Our financial statements may not give you the same information as financial statements prepared under United States accounting rules.

Risks Relating to our Indebtedness

•
Our substantial indebtedness could adversely affect our financial condition and impair our ability to operate our business, and we may not be able to pay the interest on and principal amount of our indebtedness.

•	Grupo TMM is primarily a holding company and depends upon funds received from its operating subsidiaries to make payments on its indebtedness.

•	Restrictive covenants in our financing agreements may restrict our ability to pursue our business strategies.

•
We have to service our debt in U.S. Dollars with revenues mostly generated in Mexican pesos. This could adversely affect our ability to service our debt in the event of a devaluation or depreciation in the value of the Mexican peso against the dollar.

•	Our variable rate debt subjects us to risks associated with an increase in interest rates, which could increase the amount of our debt service obligations.

Risks Relating to Mexico

•	Economic, political, social and public health conditions may adversely affect our business.

•	Mexico is an emerging market economy, with attendant risks to our results of operations and financial condition.

•
Currency fluctuations or the devaluation and depreciation of the Peso could limit the ability of the Company and others to convert Pesos into U.S. dollars or other currencies which could adversely affect our business, financial condition and results of operations.

•	High interest rates in Mexico could increase our financing costs.

•	Developments in other emerging market countries or in the United States may affect us and the prices of our securities.

•	Mexico may experience high levels of inflation in the future, which could adversely affect our results of operations.

•	Political events and declines in the level of oil production in Mexico could affect the Mexican economy and our business, financial condition and results of operations.

•	Political events in the United States could have a material adverse effect on our business, financial condition and results of operations.

•	If oil prices decline as from current levels, our clients may reduce spending on exploration and production projects, resulting in a decrease in demand for our services.

•	Mexican antitrust laws may limit our ability to expand through acquisitions or joint ventures.

•	Investors may not be able to enforce judgments against the Company.

Risks Relating to Ownership of our Equity

•	The protection afforded to minority shareholders in Mexico is different from that afforded to minority shareholders in the United States.

•	Holders of ADSs may not be entitled to participate in any future preemptive rights offering, which may result in a dilution of such holders equity interest in our company.

•	The Company is controlled by the Serrano Segovia family.

•	A change in control may adversely affect us.

•
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

Our operations are subject to risks related to pandemics, epidemics or other infectious disease outbreaks, including the continuing COVID-19 pandemic, which was initially declared a pandemic by the World Health Organization (“WHO”) on March 11, 2020. Government efforts to combat the COVID-19 pandemic, including the enactment or imposition of travel bans, quarantines and other emergency public health measures, have negatively affected economic conditions and the demand for shipping and transportation services globally and within the Gulf of Mexico, which in turn negatively affected our operations and the operations of our customers. Although demand for shipping and transportation services continued to rebound during 2022 as restrictive public health measures were substantially curtailed or eliminated as vaccination programs expanded, future developments regarding the COVID-19 pandemic remain highly uncertain. In particular, the emergence and spread of new virus variants, some of which may prove resistant to currently approved vaccines, may result in the reintroduction of or increase in restrictive measures aimed at combating the spread of COVID-19 and its variants. As a result, our vessels may be unable to call on ports, or may be restricted from disembarking from ports, located in areas affected by COVID-19. Further, such measures may restrict our ability to conduct operations at our ports, terminals and warehousing businesses.

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

Although we generated a profit for the years ended December 31, 2022, 2019 and 2018, respectively, we accumulated losses in each of the years ended December 31, 2021 and 2020, respectively. Our ability to continue as a going concern is subject to our ability to generate sufficient profits and/or obtain necessary funding from outside sources and there can be no assurance that we will continue to be able to generate such profits or obtain such funding.

As of May 12, 2023, the Company had not received any request for an Extraordinary Shareholders Meeting concerning the prior accumulated losses of the Company, nor had the Company received notice of any request to judicial authorities to declare a dissolution of the Company.

If the time charter arrangements for the vessels we operate are terminated or expire, our business could be adversely affected.

As of the date of this Annual Report, we operate four offshore vessels on time charter to PEMEX Exploración y Producción (“PEP”). PEP is a subsidiary of Petróleos Mexicanos, the national oil company of Mexico (“PEMEX”). In the event that these time charter agreements are terminated or expire without being renewed, we will be required to seek new bareboat or time charter agreements for these vessels. We cannot be sure that bareboat or time charters will be available for the vessels following termination or expiration, or that bareboat or time charter rates in effect at the time of such termination or expiration will be comparable to those in effect under the existing time charters or in the present market. In the event that bareboat or time charters are not available on terms acceptable to us, we may operate those vessels in the spot market. Because charter rates in the spot market are subject to greater fluctuation than longer term bareboat or time charter rates, any failure to maintain existing, or enter into comparable, charter agreements could adversely affect our operating results.

Our results from operations are dependent on fuel expenses.

Part of our parcel tanker operations consume significant amounts of energy and fuel, the cost of which has fluctuated significantly worldwide in recent years. With respect to our other operations, our customers pay for the fuel consumption. We currently meet, and expect to continue to meet, our fuel requirements through purchases from various suppliers at North American market prices. In addition, instability caused by imbalances in the worldwide supply and demand of oil may result in increases in fuel prices. For example, during 2022 international crude oil prices have increased substantially following Russia’s invasion of Ukraine. Our fuel expense represents a significant portion of our operating expenses in our parcel tanker operations, and there may be increases in the price of fuel that cannot be hedged or transferred to the final user of our transportation services. We cannot assure you that our operations would not be materially adversely affected in the future if energy and fuel costs increase from current levels.

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

Our international and domestic maritime operations have faced significant competition, mainly from U.S., Mexican and other international shipping companies acting directly or through a Mexican intermediary. In our ports, terminals, and logistics operations division, our services have faced intense competition, including price competition, from a large number of U.S., Mexican, and other international companies. We cannot assure you that we will not lose business in the future due to our inability to respond to competitive pressures by decreasing our prices without adversely affecting our gross margins and operational results.

Downturns in certain cyclical industries in which our customers operate could have adverse effects on our results of operations.

The shipping, ports and terminals, and logistics industries are highly cyclical, generally tracking the cycles of the world economy. Although transportation markets are affected by general economic conditions, there are numerous specific factors within each particular market segment that may influence operating results. Some of our customers do business in industries that are highly cyclical, including the oil and gas and automotive sectors. The COVID-19 pandemic precipitated a large drop in demand in these sectors as countries imposed restrictions on domestic and cross-border travel and commercial activity in an effort to prevent or slow the spread of the virus. Although domestic and cross-border travel and commercial activity continued to rebound during 2022 as restrictive public health measures were substantially curtailed or eliminated as vaccination programs expanded, a reintroduction of pandemic-related restrictions or any sustained downturn in these sectors could have a material adverse effect on our operating results. Also, some of the products we transport have had a historical pattern of price cyclicality, which has typically been influenced by the general economic environment and by industry capacity and demand. We cannot assure you that prices and demand for these products will not decline in the future, adversely affecting those industries and, in turn, our financial results.

Grupo TMM is party to contracts with other parties as joint investors in subsidiaries with a joint venture.

Grupo TMM and certain third parties have invested in subsidiaries with joint ventures. Grupo TMM may enter into more contracts of this kind in the future. The business partners of Grupo TMM in this subsidiaries may, at any moment, from an economic stand point, have economic, commercial, and legal interests, or objectives that adjust to our interests or to those of the entity in which they have invested with us. Additionally, the dividends that are distributed from the subsidiaries that Grupo TMM does not fully own, will be distributed according to the subsidiaries’ ownership interests. For these and other reasons, the controversies or conflicts with the business partners with whom Grupo TMM has a strategic alliance or a relationship, may negatively affect its capacity to conduct its businesses and to receive distributions from the subsidiaries and obtain a profit from its investments.

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

Our future success depends upon the continued growth of and demand for the maritime, ports and terminals, and logistics industries which may have already achieved the peak of their upward growth trend and for which rates may have already been at or near historical highs. These factors may lead to reductions and volatility in rates and profitability.

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

Our growth depends on our ability to expand relationships with existing shipowners and other customers and to obtain new shipowners and customers, for which we will face substantial competition.

Our principal objectives include acquiring and operating additional vessels in conjunction with entering into long-term, fixed-rate time charters for these ships, as well as entering into new long-term service contracts for our ports and terminals and logistics businesses. The process of obtaining new long-term contracts is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. Shipping charters and service contracts are awarded based upon a variety of factors relating to the contractor, including:

•	industry relationships and reputation for customer service and safety;

•	experience and quality operations (including cost effectiveness);

•	quality and experience of operating personnel;

•	the ability to finance vessels and other assets at competitive rates and financial stability in general;

•	relationships with shipyards and the ability to get suitable facilities;

•	relationships with ship owners and the ability to obtain suitable second-hand vessels and equipment;

•	construction management experience, including the ability to obtain on-time delivery of new ships and other assets according to customer specifications;

•	willingness to accept operational risks pursuant to the charter or other services, as well as allowing termination for force majeure events, among others; and

•	competitiveness of the bid in terms of overall price.

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

Our maritime operations provide services to transport petrochemical products and refined clean and dirty petroleum products, respectively. See Item 4. “Information on the Company - Business Overview - Maritime Operations.” Under the United States Oil Pollution Act of 1990 (“OPA” or “OPA 90”), responsible parties, including ship owners and operators, are subject to various requirements and could be exposed to substantial liability, and in some cases unlimited liability, for removal costs and damages, including natural resource damages and a variety of other public and private damages resulting from the discharge of oil, petroleum or related substances into the waters of the United States. In some jurisdictions, including the United States, claims for spill clean-up or removal costs and damages would enable claimants to immediately seize the ships of the owning and operating company and sell them in satisfaction of a final judgment. The existence of comparable statutes enacted by individual states of the United States, but requiring different measures of compliance and liability, creates the potential for similar claims being brought in the United States under state law. In addition, several other countries have adopted international conventions that impose liability for the discharge of pollutants similar to OPA. If a spill were to occur in the course of operation of one of our vessels carrying petroleum products, and such spill affected the waters of the United States or another country that had enacted legislation similar to OPA, we could be exposed to substantial or unlimited liability. Additionally, our vessels carry fuels that, if spilled, under certain conditions, could cause pollution and result in substantial claims against us, including claims under international laws and conventions, OPA and other U.S. federal, state and local laws. Further, under OPA and similar international laws and conventions, we are required to satisfy insurance and financial responsibility requirements for potential oil spills and other pollution incidents. Penalties for failure to maintain the financial responsibility requirements can be significant and can include the seizure of the vessel.

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

As of March 31, 2023, we had 769 employees, approximately 5% of whom were unionized. The compensation terms of the labor agreement with these employees are subject to renegotiation on an annual basis and all other terms are renegotiated every two years. If we are not able to negotiate these provisions favorably, strikes, boycotts or other disruptions could occur, and these potential disruptions could have a material adverse effect on our financial condition and results of operations and on our ability to meet our payment obligations under our financing arrangements. As of the date of this Annual Report, the COVID-19 outbreak has not negatively affected our relations with our employees. We cannot, however, assure you that the effects of COVID-19 will not lead to any labor disruptions in the future.

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

Our financial statements may not provide you the same information as financial statements prepared under United States accounting rules.

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

As of March 31, 2023, Grupo TMM’s total debt amounted to $487.3 million, which includes $53.3 million of bank debt owed to several different banks, $14.4 million owed to non-institutional lenders, $145.8 million of related parties, and $273.8 million of liabilities associated with our long-term leases; of this debt, $261.9 million is short-term debt, and $225.4 million is long-term debt. Under IFRS, transaction costs in connection with financings are required to be presented as a part of debt.

As of December 31, 2022, our total debt amounted to $511.7 million, which includes $53.1 million of bank debt owed to several different banks, $14.4 million owed to non-institutional lenders, $157.1 million of related parties, and $287.1 million of liabilities associated with our long-term leases, primarily the lease of warehouses for use in our warehousing operations; of this debt, $261.1 million is short-term debt, and $250.6 million is long-term debt.

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

If we cannot generate sufficient cash flow from operations to service our indebtedness we may default under our various financing facilities. If we default under any such facility, the relevant lender or lenders could then take action to foreclose against any collateral securing the payment of such facility. Certain of our assets have been pledged to secure our financing facilities. See Item 4. “Information on the Company - Property, Vessels and Equipment.”

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

Some of our financing agreements contain a number of restrictive covenants and any additional financing arrangements we enter into may contain additional restrictive covenants. These covenants restrict or prohibit many actions, including our ability, or that of our subsidiaries, to, among others:

•	incur additional indebtedness;

•	create or suffer to exist liens;

•	prepay certain debt;

•	make certain restricted payments, including the payment of dividends;

•	carry out certain investments;

•	engage in certain transactions with shareholders and affiliates;

•	Table of Contents

•	use assets as security in other transactions;

•	issue guarantees to third parties;

•	sell assets; and

•	engage in certain mergers and consolidations or in sale-leaseback transactions.

If we fail to comply with these and other restrictive covenants, our obligation to repay our indebtedness may be accelerated. If we cannot pay the amounts due under our financing facilities, the relevant lender or lenders could then take action to foreclose against any collateral securing the payment of such facility or facilities.

We have to service our debt with revenues mostly generated in US dollars. This could adversely affect our ability to service our debt in the event of a devaluation or depreciation in the value of the Mexican peso against the dollar.

As of March 31, 2023, approximately 21.1% of our debt was denominated in U.S. Dollars. As of the date of this Annual Report, we do not generate sufficient revenue in Mexican Pesos from our operations to service all of our Mexican Pesos-denominated debt. Consequently, we have to use revenues generated in U.S. Dollars to service our Mexican Pesos-denominated debt. A revaluation or appreciation in the value of the Mexican peso, compared to the dollar, could adversely affect our ability to service our debt. During 2022, the Mexican peso appreciated 5.6% against the U.S. Dollar. From January 1st, 2023 through March 31, 2023, the Mexican Peso has appreciated 7.6% against the U.S. Dollar.

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

Mexico has historically experienced uneven periods of economic growth. Mexico’s gross domestic product (“GDP”) increased 2.2%, 4.7% and 3.1% in 2018, 2021 and 2022, respectively, but decreased 0.2% in 2019 and 8.0% in 2020. For the year 2023, the Bank of Mexico, through its Mexico Consensus Board1 survey, estimates that Mexico’s GDP will grow by approximately 1.4%, while inflation is expected to be 5.15%. We cannot assure you that these estimates will prove to be accurate. The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Accordingly, Mexican governmental actions concerning the economy and state-owned enterprises could have a significant impact on Mexican private sector entities in general and on us in particular, as well as on market conditions, prices and returns on Mexican securities, including our securities.

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

1 The Banco de México Survey is comprised of 36 economic analysis and consulting groups from the domestic and foreign private sector.

High interest rates in Mexico could increase our financing costs.

Interest rates in Mexico are currently above the highs experienced in recent years, Mexico historically has had, and may again have, high real and nominal interest rates. The 28-day TIIE averaged 8.00%, 8.32%, 5.71%, 4.63% and 7.91%  in 2018, 2019, 2020, 2021 and 2022, respectively, and for the three-month period ended March 31, 2023, it averaged 11.07%. To the extent our debt is incurred in Mexican Pesos at interest rates linked to the TIIE or any other Mexican interest rate index, any increase in such rates will increase our financing costs.

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

2018	4.83%
2019	2.83%
2020	3.15%
2021	7.36%
2022	7.82%
2023 (annualized as of March )	6.85%

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

Mexico’s daily oil production statistics indicate that production has declined over the past eight years (2015-2022) at a compounded average rate of 3.6%, a trend that could continue in the coming years. In contrast, during the same period of time, imports of gasoline and diesel for domestic consumption grew 4.5%, and currently represent more than 80% of Mexico’s domestic consumption.

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

In January 2021, Joseph R. Biden became the 46th President of the United States of America. As of the date of this Annual Report, President Biden’s administration and has not proposed substantial revisions to U.S. trade policies, including the renegotiation or termination of trade agreements, or proposed the imposition of border taxes, higher tariffs or other measures which would increase the price of goods imported into the United States, particularly from Mexico. Future decisions by the current U.S. administration, including with respect to U.S. laws and policies governing foreign trade and foreign trade relations, could have a negative impact on the Mexican economy by reducing the level of commercial activity between Mexico and the United States or effecting a slowdown in direct U.S. foreign investment in Mexico, which could adversely affect our business and our results of operations.

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

As a result of the drop in oil prices, that began at the end of 2014, our clients may reduce spending on exploration and production projects, resulting in a decrease in demand for our services.

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

Worldwide oil prices increased moderately in 2022, with respect to 2021, with demand increasing as countries eased restrictions on travel and economic activity in response to increased vaccination against, and prior exposure to, COVID-19 and its variants. As of the date of this Annual Report, prices have increased from their 2020 lows, reaching levels last experienced in 2014. If oil and natural gas prices decline from current levels for a sustained period, oil and gas exploration and production companies are likely to cancel or curtail their drilling programs and lower production spending on existing wells, thereby reducing demand for our services.

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

	Spot price of Mexican crude oil
Year Ended December 31,	High(1)	Low(1)	Average(1)	End of Year(2)
2018	77.73	44.69	62.12	44.69
2019	65.83	43.65		56.14
2020	59.35	(2.37)	35.70	47.16
2021	79.22	47.12	64.66	71.29
2022	119.62	60.42	89.49	69.71

Grupo TMM, S.A.B. and Subsidiaries
	Spot price of Mexican crude oil
Year 2023	High(3)	Low(3)	Average(3)	End of Month(4)
January	71.10	61.66	67.26	68.66
February	70.33	63.63	67.27	67.27
March	70.37	57.12	63.58	64.19
April (5)	74.01	65.18	70.47	65.39

(1)	The highest, lowest and average spot price of Mexican crude oil in U.S. dollars reported by Banco de México during the relevant year.
(2)	The spot price on the last day of each relevant year.
(3)	The highest, lowest and average spot price in the relevant month.
(4)	The spot price on the last day of each relevant month.
(5)	As of April 28, 2023.

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

The Serrano Segovia family controls the Company through Vanessa Serrano Cuevas’s direct and indirect ownership of our Shares as from December 31, 2022, and members of the Serrano Segovia family serve as members of our Board of Directors. Holders of our ADSs may not vote at our shareholders’ meetings. Each of our ADSs represents five CPOs. Holders of CPOs are not entitled to exercise any voting rights with respect to the Shares held in the Master Neutral Investment Trust (Fideicomiso Maestro de Inversion Neutra) (the “CPO Trust”). Such voting rights are exercisable only by the trustee, which is required by the terms of the trust agreement to vote such Shares in the same manner as the majority of the Shares that are not held in the CPO Trust that are voted at any shareholders’ meeting. Currently the Serrano Segovia family owns a majority of the Shares that are not held in the CPO Trust. As a result, the Serrano Segovia family will be able to direct and control the policies of the Company and its subsidiaries, including mergers, sales of assets and similar transactions. See Item 7. “Major Shareholders and Related Party Transactions - Major Shareholders.”

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

ITEM 4	INFORMATION ON THE COMPANY

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

On December 15, 2017, as part of corporate restructuring to improve our debt profile, we transferred 85% of the shares of our wholly owned subsidiary, TMM Division Maritima, S.A. de C.V. (“TMMDM”), an owner and operator of supply vessels, tankers and tugboats, to the holders of certificates issued by TMMDM under our Mexican Peso-Denominated Trust Certificates Program (the “Trust Certificates Program”). The Trust Certificates Program involved the issuance to investors of certificates secured by trust assets and denominated in Mexican Pesos, the proceeds of which were used by us to consolidate and refinance the debt related to those vessels, as well as to finance the acquisition of additional vessels as contemplated by our expansion program. As a result of the transfer, we no longer exercise control over TMMDM and our financial statements no longer include TMMDM’s assets, liabilities, and income or loss. A Maritime Service Contact was entered into to operate TMMDM’s supply vessels and tankers, which was terminated by both parties in August of 2022.

Today, we are a fixed capital corporation listed on the Mexican Stock Exchange (Bolsa Mexicana de Valores) incorporated under the Ley General de Sociedades Mercantiles for a term of 99 years. We are headquartered at Paseo de la Reforma No. 296, P.19., Colonia Juárez, 06600, México City, México, and our telephone number is +52-55-5629-8866. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, such as Grupo TMM, at http://www.sec.gov. Grupo TMM’s Internet website address is www.tmm.com.mx. The information on Grupo TMM’s website is not incorporated into this Annual Report.

Business Overview

General

We are one of the largest logistics and transportation companies in Mexico, providing a variety of integrated and dynamic logistics and transportation services to premium clients throughout Mexico, including maritime transportation services, ports and terminals management, logistics services and warehousing services.

As part of the strengthening plan, (i) we have reassigned the ship agency business to the Maritime Operations Division, which was previously reported as part of the Ports and Terminals Division, (ii) the shipyard business has become a Business Division, now called Maritime Infrastructure (this division was previously a part of the Maritime Operations Division), and (iv) the Logistics Division is now reported within the Ports, Terminals and Logistics Division.

Maritime Operations. Our Maritime Operations division provides maritime transportation services, including the operation of offshore vessels that provide transportation and other services to the Mexican offshore oil industry, tankers that transport petroleum products within Mexican and international waters, parcel tankers that transport liquid chemical and vegetable oil cargos from and to the United States and Mexico, and dry bulk carriers that transport unpackaged commodities such as steel between South America, the Caribbean and Mexico. As of March 31, 2023, we operate a fleet of 6 vessels, which includes parcel tankers and a variety of offshore supply vessels.  This business unit also provides maritime agency services to ship owners and operators of Mexico’s main ports.

Maritime infrastructure operations. We operate a shipyard with integrated services based in the port of Tampico, Mexico through our subsidiary, Inmobiliaria Dos Naciones, S.R.L. de C.V. (“IDN”). IDN is located near offshore oil and gas facilities and key commercial routes between the Southeastern United States and Mexico. IDN provides ship repair services and has two floating drydocks with a capacity of 3,000 metric tons each, one of which will be replaced by a new floating drydock with a capacity of 6,600 metric tons,  which is expected to be incorporated in the second quarter of 2023. IDN services more than 30 vessels per year and provides us with the necessary capabilities to build additional naval vessels.

Ports, Terminals and Logistics Operations. We presently provide general cargo operations at the port of Tuxpan, under a permit granted by the Mexican government, which provides for certain renewal rights. As of June 2021 and as a result of the Mexican government’s decision that all ports should be operated by such government, our concession in the port of Acapulco was not renewed.

In addition, we provide dedicated logistics services to major manufacturers, including automobile manufacturers and retailers with facilities and operations throughout Mexico. The services that we provide include consulting, analytical and logistics outsourcing services, which encompass the management of inbound movement of parts to manufacturing plants consistent with just-in-time inventory planning practices; logistics network (order-cycle) analysis; logistics information process design; intermodal transport; supply chain and logistics management; product handling and repackaging; local pre-assembly; maintenance and repair of containers in principal Mexican ports and cities and inbound and outbound distribution using multiple transportation modes. Due to the scope of our operations, together with the extent of our experience and resources, we believe that we are uniquely positioned to coordinate the entire supply chain for our customers.

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

Set forth below are our total revenues over the last three fiscal years for each of our business segments:

	Consolidated Transportation Revenues (in millions of Pesos) Years Ended December 31,
	2022	2021	2020
Maritime Operations	$1,231.1	$835.2	$650.4
Maritime infrastructure operations	118.5	139.2	100.9
Ports, terminals and logistics Operations	161.0	223.8	313.0
Warehousing Operations	172.5	153.5	139.0
Total	$1,683.1	$1,351.7	$1,203.3

Recent Developments

COVID-19

On March 11, 2020, WHO declared COVID-19 a pandemic. In response, governments around the world, including Mexico, have implemented a variety of extraordinary measures to control its spread, including travel restrictions, quarantines, and suspension of non-essential activities.

On May 5, 2023, the WHO officially declared the end of the COVID-19 pandemic in the world. By the same token, the government of Mexico announced that the country is closing the epidemic cycle and is moving toward an endemic. The effect of the COVID-19 pandemic in our business remains uncertain, and will depend on its duration and its impact on the Mexican and global economies.

In light of these and other conditions beyond our control, our operating results may be volatile and subject to change rapidly. In this sense, the Company adapted an operating scheme to face the crisis, which to this date remains in effect. Currently, all operating activities are face-to-face and only administrative activities operate under a hybrid home office - face-to-face scheme.

For fiscal year 2022, the Group’s revenues, particularly in the Ports and Terminals service line, as well as in the maritime agency business, continue to be partially depressed due to the COVID-19 pandemic and the various emergency public health measures enacted by governments to combat it. Although the Group expects its revenue to improve as the end of the COVID-19 emergency is declared, as of the date of these consolidated financial statements the Group is unable to quantify the adverse effect that COVID-19 will have on operating income for fiscal year 2023. In addition, we have taken several measures to maintain business continuity and strengthen our financial condition, including deferring payments to suppliers and creditors, maintaining our anticipated collection program to help offset the effect of late payments from customers, as well as different actions to reduce overhead expenses. As part of these efforts, it was decided to change corporate offices. The Group remains in compliance with the health and safety protocols established by the Mexican government and has taken measures and implemented policies to safeguard its businesses, employees and the locations in which it operates from the threats posed by the COVID-19 pandemic. We have adopted the hybrid model of working while maintaining limited access to facilities and implementing new controls for emergency procedures and mitigating potential cybersecurity risks. Going forward, we will continue to closely monitor the development of the COVID-19 pandemic, including its effect on our business, financial condition and results of operations.

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

We have updated and optimized the cloud-based virtual system environments employed in our various business segments, allowing us to reduce our operating costs and increase our computing and processing capacity. Our enterprise resource planning (“ERP”) platform, which operates on the SAP S4/HANA system, is currently operating consistently and is stable for the administrative and financial processes, however, due to a reduction in the users of 60%, the operative cost per user is very high and therefore, during 2023, it was decided to migrate to ERP Microsoft Dynamics 365. This will generate estimated savings of 80% of the annual cost of the system operation for the administrative and financial processes of the Company, adjusting to the current reality of such company.

By operating the Company’s technological ecosystem on the Microsoft 365 platform, our main office applications, e-mail, and virtual communications systems will be naturally integrated into the administrative and financial management system (ERP).

We updated our help desk platform to a more robust system called “Apolo”, to handle technical support cases and, consequently, manage and meet the IT support needs of users. We are also implementing (i) a system to administer the operation of containers’ yards named “Adiran”, (ii) a commercial management system (CNM) named “Arcadia”, and (iii) a national warehouse management system named “Gala”.

We continue to grow the online training platform named “Talentum” by including new digital content. This platform consists of video tutorials that recreate the most common operations conducted in the Company’s systems, helping to reduce the learning curve of new employees and to improve the knowledge of current employees.

New Mexico City Airport Bonded Warehouse

On February 4, 2022 the new airport in Mexico City (Aeropuerto Internacional Felipe Angeles-AIFA) awarded our wholly owned subsidiary, TMM Almacenadora S.A.P.I. de C.V., a 10-year lease to operate a bonded warehouse of 5,184 square meters within the airport’s cargo terminal. Also, in August of the same year, we were awarded a 10-year lease to operate a 12,200 m2 warehouse for domestic cargo. In December 2022, we partnered with an important company specialized in port terminals for the development and operation of the warehouses; we expect to start operations during the second quarter of 2023.

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

Refinancing of Certain Credit Lines

During 2020, 2021 and 2022, we refinanced certain of our outstanding credit lines, extending the maturity dates to provide additional support as we continued to navigate disruptions to international trade and demand for our services in the wake of the COVID-19 pandemic.

Charter of Specialized “Mud Vessels”

In August 2021, PEMEX awarded us a 3-year contract to operate three specialized “mud vessels” for use in the generation, transportation, conditioning and recovery of fluids during the drilling, completion and repair of offshore oil wells. At the end of August 2022, the company obtained the incorporation of a fourth mud vessel; with the same expiration of the aforementioned contracts.

Relocation of Corporate Headquarters

As part of our cost reduction efforts, in 2021 we moved our corporate headquarters to a new location in Mexico City, which we expect will generate significant savings by lowering our lease payments and other corporate costs.

Vessel Sales

In accordance with our fleet modernization plan, in recent years we have sold or otherwise ceased to operate a number of vessels. We terminated service to the tankers “Veracruz” and “Durango” when TMMDM sold them to Mercantile and Maritime Trading PTE LTD on January 29, 2020 and February 6, 2020, respectively, and terminated service to the tanker “Tajín” when TMMDM sold it to Shannon Trading S.A. on February 10, 2020. On January 8, 2021, we sold the chemical tanker M/T “Olmeca” to Athene Shipping Limited. Most recently, in January 2022 we sold the supply vessel “Isla Colorada” to Buzca Soluciones de Ingenieria, S.A. See Note 9 of the accompanying Audited Consolidated Financial Statements.

RTG Crane Acquisition

In June 2019, we entered into a financing agreement with PNC Bank, N.A., guaranteed by EXIM Bank, to acquire a rubber tyred gantry (“RTG”) crane to replace the crane used in our automotive sector operations at Aguascalientes. Pursuant to the agreement, the Company received loan proceeds in the amount of US$860 thousand (approximately 85% of the purchase price of the crane), at a fixed rate of 4.40% per annum, with semiannual payments of principal and interest, and maturing in July 2024. See Note 14 of the accompanying Audited Consolidated Financial Statements.

Refinancing of Parcel Tankers Debt

In May 2018, following the sale of the chemical tanker M/T “Maya” the Company prepaid the full US$25 million outstanding on a line of credit from DVB Bank America, N.V. which had been incurred to finance the purchase of that vessel. In addition, in September 2018, the Company obtained a new line of credit from ACT Maritime LLC, a subsidiary of Alterna Capital Partners, LLC, in the amount of US$5.25 million, at a variable rate of LIBOR 90 days plus 750 points, with quarterly payments of principal and interest, and maturing in September 2023. The proceeds of this new line of credit were used to pay off the remaining balance of the 10-year line of credit in the original amount of US$27.5 million that the Company had obtained from DVB Bank America, NV in May 2007 to purchase the chemical tanker M/T “Olmeca.” In December 2020, we used the funds obtained from Athene Shipping Limited as an advance on the sale of the “Olmeca” to prepay in full the US$3.5 million outstanding on the ACT Maritime LLC line of credit. See Item 5. “Liquidity and Capital Resources - Purchase of Two Parcel Tankers”.

Termination of the operation and management contract of TMMDM’s fleet.

In August of 2022, the Maritime Services Agreement with TMMDM, which was entered into on December 15, 2017, was terminated as a result of the transfer by the Company of 85% of the shares in TMMDM to the holders of Senior Trust Bonds issued by TMMDM under the Senior Trust Bond program. As a result of this termination, in no time, the Maritime Division will eliminate the name TMM from its corporate name. This operation solely represented 1% of the consolidated revenue.

Termination of the business of transporting steel to South America in bulk carriers.

In August 2017, we began the service of transporting steel in bulk to South America in specialized vessels called bulk carriers. As part of our strategy to have profitable operations, we terminated this service in December of 2022.

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

	Foreign Trade 2020-2022(a)
	As of December 31, (in millions of Dollars)
	2022	2021	2020
Total Exports	$578,193	$494,765	$417,171
Total Imports	$604,615	$505,703	$382,986
Total Trade Flows	$1,182,808	$1,000,468	$800,157
Growth Rate-Exports	16.9%	18.6%	(9.4)%
Growth Rate-Imports	19.6%	32.0%	(15.9)%
Growth Rate-Total	18.3%	25.0%	(12.6)%
Growth Rate-GDP(b)	3.1%	4.7%	(8.0)%

(a)	The figures include the in-bound (maquiladora) industry.
(b)	The methodology for calculating Growth Rate-GDP was modified by the Instituto Nacional de Estadistica, Geografia e Informatica (INEGI) and is based on 2013 prices.
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

•	We have expanded the customer base in all of our business segments, resulting in better operating margins while strengthening our market position.

•
We began strengthening our Maritime Sector related businesses through the addition of 4 specialized vessels to our offshore operations services under a time charter contract with Pemex. These vessels, known as “mud vessels”, are used in the generation, transportation, conditioning and recovery of fluids during the drilling, completion and repair of offshore oil wells.

•
In February and August 2022, Aeropuerto Internacional Felipe Angeles-AIFA, the new airport in Mexico City, awarded our wholly owned subsidiary, TMM Almacenadora S.A.P.I. de C.V., a 10-year lease to operate a bonded warehouse of 5,184 square meters within the airport’s cargo terminal and a 12,200 m2 warehouse for domestic cargo, respectively. In December 2022, we entered into a partnership with an important company specialized in port terminals for the development and operation of these businesses.

•
In December 2020, we prepaid the full US$3.5 million outstanding on our 5-year line of credit from ACT Maritime LLC, a subsidiary of Alterna Capital Partners, LLC, with proceeds from our sale of the parcel tanker M/T “Olmeca ”.

Our business strategy is focused on the following:

- Strengthen our business related to the Maritime Sector by adding more specialized vessels to our Offshore operations services, as well as increasing our client base in parcel tankers and maritime agency services.

- Increasing the installed capacity in our Maritime Infrastructure operations (shipyard in Tampico), which will allow the company to integrate, in the short term, up to 94% of the potential market of offshore vessels operating in the Gulf of Mexico; in the medium term, we plan to have an additional dock of greater capacity that will also allow the construction of naval artifacts.

- Maintaining efficient and profitable operations in Ports and Terminals, Logistics and Storage.

- Diversification and expansion of services through strategic alliances or associations with which we also develop the markets in which we participate.

- Business development with the assets strategically located in Tuxpan, Veracruz and the existing investment opportunities in the oil and gas storage sector, as well as general cargo, to develop liquid and multipurpose terminals, such as lubricants, fertilizers and grains, equipped with modern equipment for the handling and storage of high quality, fast and safe goods.

- Disciplined and continuous control of expenses, as well as the optimization of staff size in accordance with the implementation of the plans described above, which will allow, as a whole, the financial strengthening and implementation of its short and medium term projects.

We expect to fulfill all of the above mentioned objectives through a series of financial and commercial strategies that are described in full detail in Item 5. “Operating and Financial Review and Prospects”.

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

Maritime Operations

Our Maritime Operations include: (a) supply and logistics services for the offshore oil industry at facilities in the Gulf of Mexico and between ports and/or to and from oil platforms; (b) parcel tankers, for the transportation and loading of liquid chemical products between ports in Mexico and the United States; (c) port agency services in the country’s main ports for both cargo vessels and cruise ships. This segment represented 73.1% of consolidated revenues for the year 2022, 61.8% for the year 2021 and 54.0% for the year 2020.

Fleet Management

As of March 31, 2023, we operated a fleet of 6 vessels comprised of two parcel tankers, as well as 4 offshore vessels. It is worth mentioning that until August 2022, we operated, commercialized and managed 24 vessels owned by TMMDM (23 supply vessels, 1 tanker), through a Maritime Services Agreement, which was terminated by both parties last August 2022. Under such agreement, TMMDM was required to pay a fee based on the income based on the shipping revenues.

The table below sets forth information as of March 31, 2023, about the fleet we operate by type, size and capacities:

Vessel Type	Number of Vessels	Total Dead Weight Tons (in thousands)	Total Cubic Meter Capacity (in thousands)	BHP(*)
Offshore vessels	4	**	**	8,061
Parcel tankers	2	29.5	31.3	**

Total	6	29.5	831.3	-

*	Average Brake Horse Power.
**	Not applicable.

Offshore Vessels

We have been participating in this business for more than 25 years. Our offshore division provides supply and logistics services to the offshore industry between the ports and the offshore facilities in the Gulf of Mexico through a specialized fleet that includes mud vessels, , supply vessels, anchor handling tug supply vessels,  production, storage and offloading (“FPSO”) vessels and Dynamic Positioning (“DP”) vessels. Other services include supply and administration of onboard personnel, coordination and supervision of the maritime transport of staff, materials and equipment from the base on shore to operational points of the vessels within the oil-drilling zone of the Gulf of Mexico.

During 2021, PEMEX conduced a public tender through which we were awarded three long-term charter contracts for the mud vessels Redfish 4, Beluga 2 and Go Canopus, each of which commenced operations in July 2021. At the end of August 2022, the company secured the addition of a fourth mud vessel, (Gannet).

Set forth below is information regarding the offshore vessels fleet as of March 31, 2023:

Vessel	Year	Flag	DWT(1)	LOA(2)(m)(3)	Beam (m)	BHP	Charterer(s)
+ Redfish 4	2012	Mexico	2,435	67.40	16.00	8,000	PEP
+ Beluga 2	2012	Mexico	2,436	67.40	16.00	7,369	PEP
+ Go Canopus	2009	Mexico	2,278	67.00	16.00	10,876	PEP
+ Gannet	2013	México	4,100	78.00	18.60	6,000	PEP

(1)	Dead weight tons.
(2)	Overall length.
(3)	Meters.
+ Chartered vessel.

Product Tankers

Since 1992, we have provided product tanker chartering services to PEMEX and its subsidiaries for the transportation of clean and dirty petroleum products from refineries to various Mexican ports. As of December 31, 2022, the fleet we operated was comprised of one product tanker without a contract. Currently, we do not operate product tankers, as a result of the termination of the labor relationship of the maritime services provider with División Marítima.

Parcel Tankers

Our Parcel Tanker business operates between Mexican and American ports in the Gulf of Mexico, transporting chemicals, vegetable and animal oils and molasses. The majority of the transported cargo is under contracts of affreightment (“COAs”) in which the customers commit the carriage of their cargo over a fixed period of time on multiple voyages, with a minimum and a maximum cargo tonnage at a fixed price. The vessel operator is responsible for the vessel, the fuel and the port expenses. Currently, our parcel tanker fleet is comprised of two chartered vessels. We transported 531 thousand tons of chemical products in our parcel tankers during 2022, 518 thousand tons during 2021, and 606 thousand tons during 2020. Our primary customers for our parcel tanker services include major oil and chemical companies.

Set forth below is information regarding our parcel tankers as of March 31, 2023:

Vessel	Flag	Year	Length	Beam	Draft	DWT(1)	Capacity M3 Total
			(m)(2)	(m)	(m)
Chemical Atlantik	Turkey	2018	145	21.0	8.53	15,081	15,154
Oriental Marguerite	Panama	2008	134.2	20.5	8.81	14,367	16,232
					Total	29,448	31,386

(1)	Dead weight tons.
(2)	Meters.

Bulk Carrier

In August 2017, we commenced transporting unpackaged general commodities such as steel between South America, the Caribbean and Mexico in specialized ships called bulk carrier vessels. Our bulk carrier services typically involve the hiring of a bulk carrier vessel approximately once per month. On December 31, 2022, we concluded this service.

Maritime Agency Services

We work as representatives of shipowners through our agencies in the principal ports of Mexico, including the ports of Acapulco, Veracruz, Coatzacoalcos, Ciudad del Carmen, Dos Bocas, Tuxpan, Cozumel, Costa Maya, Progreso and Zihuatanejo. Our agencies that provide services to vessel owners and operators in Mexican ports include: (i) port agent services, including the preparation of the necessary documentation with the port authorities for the clearance of vessels; (ii) security agent services, which supports the rotation of crew members and the provision of spare parts; (iii) multimodal cargo and supervision; (iv) vessel provisioning services, which include the procurement of food, water and supplies and (v) fueling services, which include the coordination of fuel delivery services. Our shipping agencies also provide shipping agency services to other major ports through agreements with local agents.

Customers and Contractual Arrangements

The primary purchasers of our Maritime Operations services are multi-national oil, gas and chemical companies. These services are generally contracted for on the basis of short-term or long-term time charters, voyage charters, COAs or other transportation agreements tailored to the shipper’s requirements. In 2022, excluding customers contracted through TMMDM, our ten largest customers accounted for approximately 84% and 62% of Maritime Operations revenues and consolidated revenues, respectively. The loss of one or more of our customers could have a material adverse effect on the results of our Maritime Operations.

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

Maritime Infrastructure Operations

The Company has a concession to operate a shipyard in the port of Tampico, Mexico. The shipyard is strategically located on the Gulf of Mexico, in close proximity to offshore oil and gas facilities and other key trade routes between the southeastern United States and Mexico. The shipyard provides repair services to more than 30 vessels per year. In addition, to better capitalize on the opportunities created by new entrants in the Mexican market, we intend to expand and diversify our shipyard capabilities through the addition of a new 6,600-metric-ton floating dock, expected to be delivered in the second quarter of 2023.

Ports, Terminals and Logistics Operations

We conduct general cargo operations at the public berth in the port of Tuxpan pursuant to a permit awarded by the Mexican government. Additionally, we own land in Tuxpan on which we are developing a liquid oils terminal and a multipurpose one. Our permit in Tuxpan give us the right of first refusal to continue operations for a second term once the term of the original instrument expires. In 2019, our permit in Tuxpan was extended for an additional 10 years.

As further described below, from June 1996 to June 2021 we held a concession to operate the port of Acapulco through a joint venture with SSA. Our Acapulco ports and terminals operations terminated effective June 21, 2021 when the administration of President Manuel López Obrador elected not to renew our concession and transferred control of the port to SEMAR. Ports and Terminals operations accounted for 0.3%, 1.1% and 5.7% of consolidated revenues in 2022, 2021 and 2020, respectively.

The following table sets forth our existing port facilities and concessions:

Port	Concession/Permit	Date Awarded	Duration

Tuxpan	Stevedoring services	August 4, 1999	20 years (with the possibility of successive 10-year extensions, which were exercised in 2009 and 2019, respectively).

Tuxpan

Since 1999, we have held a permit to provide general cargo operations at the public berths in the port of Tuxpan, such as loading and unloading of grain and gravel for the construction of a gas pipeline. We also offer container-warehousing services at this port. In addition, we own approximately 1,780 acres of land in the port of Tuxpan through our wholly owned subsidiaries, Bimonte S.A. de C.V., Prestadora de Servicios MTR, S.A. de C.V. and Services and Solutions Optimus, S. de R.L. de C.V., in which we plan to develop a liquid oils terminal, a multipurpose terminal, and logistic facilities.

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

From January 1, 2021 through the expiration of our concession on June 21, 2021, we handled 5,263 export automobiles for Volkswagen, Chrysler and Nissan to South America and Asia. With respect to the cruise ship terminal, in 2021 we didn’t receive any cruise ships.

Logistics Operations

Through TMM Logistics, S.A. de C.V. (“TMM Logistics”), a wholly owned subsidiary of Grupo TMM, we provide dedicated logistics services to major manufacturers, including automobile manufacturers, and retailers with facilities and operations throughout Mexico. The services that we provide include consulting, analytical and logistics outsourcing services, which encompass the management of inbound movement of parts to manufacturing plants consistent with just-in-time inventory planning practices; logistics network (order-cycle) analysis; logistics information process design; supply chain and logistics management; and maintenance and repair of containers in principal Mexican ports and cities. Due to the scope of our operations, together with the extent of our experience and resources, we believe that we are uniquely positioned to coordinate the entire supply chain for our customers. This segment accounted for 9.2%, 15.4% and 20.2% of consolidated revenues in 2022, 2021 and 2020, respectively.

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

Container Maintenance and Repair

We offer maintenance and repair services for dry and refrigerated containers in Manzanillo, Veracruz, Altamira, Ensenada, Aguascalientes, and Mexico City (Pantaco). These services involve keeping refrigerated components and other parts of a container in useable condition, including mechanical repair, welding and repainting of such containers.

Warehousing Operations

We offer warehousing and bonded warehousing facility management services through our subsidiary, ADEMSA. ADEMSA currently operates over 217,000 square meters of warehousing space throughout Mexico, including 67,353 square meters of direct warehouse space (the largest of which is located in northern Mexico City). Due to its regulated nature, ADEMSA is one of a limited number of warehousing companies authorized by the Mexican government to provide bonded warehousing services and to issue negotiable certificates of deposit. This segment accounted for 10.3%, 11.4% and 11.6% of consolidated revenues in 2022, 2021, and 2020, respectively.

Grupo TMM’s Strategic Partners

We are currently a partner in the following strategic arrangements:

Business	Partner
Commercialization of Petroleum Products	Petrosoluciones en Firme, S.A.P.I de C.V.
Energy Infrastructure	EGI Oil & Gas, S.A. de C.V.
Warehouses at new airport (AIFA)	TAP La Junta

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

In the shipping agency business, the Company’s main competitors are Representaciones Marítimas, Meritus and Aconsur.

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

Maritime Infrastructure Operations

The principal competitors of our shipyard business are Talleres Navales del Golfo, Astilleros Mexicanos JP, Astilleros de Marina Tampico, Astilleros de Marina Coatzacoalcos and Reparaciones Navales Zavala.

The Company believes that the most important competitive factors in the Marine Infrastructure segment are quality, repair times, geographic location, as well as customer service.

Ports, Terminals and Logistics Operations

The Company’s key competitors in its ports business are CICE, Hutchinson Ports, SSA Mexico and Amports.

The Company believes the most important competitive factors concerning the Ports and Terminals Operations segment are location, customer service, experience and operating capabilities.

In the logistics business, the Company faces competition primarily from Car Logistics S.A. de C.V., Axis Logistics S.A. de C.V., Wallenius, SEGLO, Ceva Logistics, Syncreon, Keuhne-Nagel, SeSe, Amport, DHL, CPV and CSI.

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

We are also subject to the laws of various jurisdictions and international conferences with respect to the discharge of materials into the environment. See “- Environmental Regulation” and “- Insurance.”

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

Mexican Energy Reforms

On December 12, 2013, the Mexican government passed legislation amending articles 25, 27 and 28 of the Mexican Constitution (Constitución Política de los Estados Unidos Mexicanos) and providing 21 transitional articles to establish the legal framework for reforming the Mexican energy sector. The reforms aim to modernize the Mexican energy sector and increase private investment by, inter alia:

•	providing for PEMEX and CFE to become state-owned, for-profit companies (empresas productivas del estado, 100% Mexican);

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

In August 2014, SENER and CNH announced the results of PEMEX’s “round zero” lease allocation, awarding PEMEX approximately 83% of Mexico’s proven and probable (2P) reserves and 21% of its prospective resources. In connection with the energy reforms, SENER released a five-year oil and gas tender plan (2015 - 2019), which was intended to showcase the Mexican government’s strategy for revitalizing the domestic oil and gas sector and maximize interest from industry participants in future tenders. “Round one”, which consisted of four phases that took place in July, September, and December 2015 and December 2016, respectively, awarded to various international oil and gas companies the right to conduct oil and gas operations in shallow water exploration and production areas, onshore production areas and deep-water exploration areas. “Round two”, which began in June 2017, was divided into four tenders, the first of which involved the award of production sharing contracts, while the following three rounds involved the award of license contracts. “Round three” began in September 2017 and consisted of three tenders, the first of which involved the award of production sharing contracts, with the following two rounds featuring license contracts. Additionally, there are the so-called “farmouts” in which PEMEX will conduct oil and gas operations jointly with a third party, either to increase production, share risks, obtain geological information or access new technology. Farmouts were scheduled to be divided into four tenders, the first of which resulted in the signing of a license contract in March 2017. The bidding process for the remaining farmout tenders began in 2017 and resulted in two license contracts signed in March 2018.

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

This Amendment introduces key modifications to the regulatory structure for the granting of permits for midstream and downstream activities under the Hydrocarbons Law, establishing heightened requirements on companies applying for permits to refine oil, process natural gas, or engage in various other activities including transportation, storage, distribution, compression, liquefaction, decompression, regasification, commercialization, and retail of hydrocarbons, fuels and petrochemicals. In particular, the Amendment:

•	requires that companies applying for a permit to conduct midstream or downstream activities first demonstrate that they meet certain minimum storage requirements established by SENER;

•
modifies the procedure for the approval of applications to assign a permit, moving from the current “deemed approval” system under which an assignment application is deemed approved if the authorities fail to respond within the relevant time period, to one in which the failure of the authorities to respond within such period will result in denial of the application;

•
establishes new grounds for the revocation of permits, including where CRE or SENER determine that the permit holder (i) has committed the crime of hydrocarbons, fuels and petrochemicals smuggling or (ii) is otherwise in breach of the permit conditions or the provisions of the Hydrocarbons Law;

•
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

•
allows CRE or SENER to determine the length of any permit suspension, hire a new operator, use (or authorize PEMEX to use) the personnel of the permit holder to continue the permit holder’s operations, or use a combination of the foregoing;

•	allows CRE or SENER to revoke permits for storage activities in cases where the holder has failed to meet and comply with the authorized storage capacity; and

•
provides that where a permit holder has failed to exercise their rights or perform their duties within the time period specified in the permit, or within 365 days if no period is specified, CRE or SENER may declare the permit to have expired and be of no further legal validity.

The Amendment may have a significant impact on the future development of Mexico’s hydrocarbons industry, particularly, the midstream, downstream, and retail sectors, as it grants authorities the discretionary power to revoke permits, considerably expands administrative power to issue temporary or permanent suspensions for reasons of national security, energy security, or to protect the national economy, and allows authorities to assume control of a permit holder’s operations or assign control of those operations to a third party. Although the permit holder may request the end of the permit suspension once the stated reasons for the suspension no longer exist, the authority has no obligation to compensate the permit holders for their losses during the period of suspension.

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

Environmental Regulation

Our operations are subject to Mexican federal and state laws and regulations relating to the protection of the environment, as well as technical environmental requirements issued by the SEMARNAT. Under the General Law of Ecologic Equilibrium and Protection of the Environment (Ley General de Equilibrio Ecológico y Protección al Ambiente) and the General Law for Integral Prevention and Handling of Residues (Ley General de Prevención y Gestión Integral del Residuos), the SEMARNAT and other authorized ministries have promulgated standards, for, among other things, water discharge, water supply, emissions, noise pollution, hazardous substances, transportation and solid waste generation. The terms of the port concessions also impose on us certain environmental law compliance obligations. See “- Insurance.”

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

Organizational Structure

We hold a majority of the voting stock in each of our subsidiaries. The most significant subsidiaries, as of March 31, 2023, include:

Name	Country of Incorporation	Ownership Interest	Voting Interest
Autotransportación y Distribución Logística, S.A. de C.V. (Logistics)	Mexico	100%	100%
TMM Logistics, S.A. de C.V. (Logistics)	Mexico	100%	100%
Transportación Marítima Mexicana, S.A. de C.V. (Parcel tankers, and offshore vessels)	Mexico	100%	100%
Prestadora de Servicios MTR, S.A. de C.V. (Ports)	Mexico	100%	100%
Bimonte, S.A. de C.V. (Ports)	Mexico	100%	100%
Services and Solutions Optimus, S. de R.L. de C.V. (Ports)	Mexico	100%	100%
Administradora Marítima TMM, S.A.P.I. de C.V. (Shipping agencies)	Mexico	100%	100%
TMM Parcel Tankers, S. A. de C. V. (Parcel vessels)	Mexico	100%	100%
Almacenadora de Deposito Moderno, S. A. de C. V. (Warehousing)	Mexico	100%	100%
TMM Almacenadora S.A.P.I. de C.V.(Warehousing)	Mexico	100%	100%
Inmobiliaria Dos Naciones, S. R. L. de C. V. (Shipyard)	Mexico	100%	100%
Operadora Portuaria de Tuxpan, S.A. de C.V. (Ports)	Mexico	100%	100%

Property, Vessels and Equipment

Our business activities in the logistics and transportation fields are conducted with both owned and leased equipment, and, in certain instances, through concessions granted to us by the Mexican government. We were granted the right to operate certain facilities, including certain warehouses, cruise ship terminals and ports, as part of franchises awarded through the Mexican government’s privatization activity. We operate facilities, either through leases or with direct ownership interests in Aguascalientes, Altamira, Cancun, Ciudad del Carmen, Ciudad Juarez, Ciudad de Mexico, Coatzacoalcos, Dos Bocas, Ensenada, Guadalajara, Veracruz, Manzanillo, Monterrey, Nuevo Laredo, Puebla, Reynosa, Tapachula, Tampico, Toluca and Tuxpan. See Item 4. “Information on the Company - Business Overview,” and Notes 9, 10 and 11 to the accompanying Audited Consolidated Financial Statements contained elsewhere herein.

Concession Rights and Related Assets are summarized below:

	Years Ended December 31,
	2022		2021	Estimated Amortization Life (Years)
	(in thousands of Pesos)
API Acapulco	$		$94,607	-
Accumulated amortization			(94,607)
Concession rights and related assets - net	$	__	$-

API Acapulco’s concession to provide port and terminal services at the port of Acapulco expired effective as of June 30, 2021 following the Mexican government’s decision not to renew it and to transfer control of port operations to SEMAR.
Property, Vessels and Equipment are summarized below:

	Years Ended December 31,
	2022		2021	Estimated Total Useful Lives (Years)
	(in thousands of Pesos)
Shipyard		$114	149	40
Drydocks (major vessel repairs / mud vessels refurbished in 2021)		68,161	72,783	2.5
Buildings and installations		103,815	116,714	20 and 25
Warehousing equipment		601	387	10
Computer equipment		182	277	3 and 4
Terminal equipment		20,996	23,337	10
Ground transportation equipment		3,132	2,564	4, 5 and 10
Other equipment		10,101	8,434
	$	$ 207,102	$224,645
Land		1,147,174	1,199,550
Construction in progress		136,495	116,743
Total Property, Vessels and Equipment-net	$	$ 1,490,771	$1,540,938

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

Since January 1, 2014, the Company has applied the revaluation model for its assets in accordance with IAS 16 “Property, Plant and Equipment”. The revalued amounts for the majority of its assets are determined at market values calculated by professional appraisers, with the values of certain vessels determined using other valuation techniques. As a result, in December 2022, the Company did not recognize any revaluation effect as it did not consider it necessary to perform a new appraisal of its properties, while in December 2021 the Company recognized a revaluation gain of $254.0 million. See Notes 4.8 and 25 of the Audited Consolidated Financial Statements contained elsewhere herein.

In June 2019, we entered into a financing agreement with PNC Bank, N.A., guaranteed by EXIM Bank, to acquire an RTG crane to replace the crane used in our automotive sector operations at Aguascalientes. Pursuant to the agreement, the Company received loan proceeds in the amount of US$860,000 (approximately 85% of the purchase price of the crane), at a fixed rate of 4.40% per annum, with semiannual payments of principal and interest, and maturing in July 2024.

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

On January 8, 2021, the vessel “Olmeca” was sold to the company Athene Shipping Limited, and was delivered in Singapore. The proceeds were used to prepay credit line with Act Maritime LLC for $3.5 million dollars in December 2020.

In December 2021, our subsidiary Inmobiliaria TMM, S.A. de C.V. wrote off three properties for a value of $191.0 million.

In August of 2022, the companies TMM Logistics, S.A. de C.V., Inmobiliaria TMM, S.A. de C.V. and Almacenadora de Depósito Moderno, S.A. de C.V. disposed of five properties to liquidate certain liabilities valued at $118.7 million.

In January of 2022, the Company sold the supply vessel “Isla Colorado” to Buzca Soluciones de Ingeniería, S.A.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Over the last few years, we have made and continue to make significant changes to our business, including:

•
COVID-19 crisis actions. In response to the recent financial instability resulting from the COVID-19 pandemic, we have taken a number of actions to strengthen our business, ensure the integrity of our financial reporting and audit processes, and protect the health and safety of our employees and the communities in which we operate. See Item 4. “Information on the Company - Recent Developments - COVID-19 Pandemic” and “Information on the Company - Business Strategy.”

•
Changes in management.  We have recently made various changes to our senior management team. Effective September 1, 2020, Mrs. Vanessa Serrano Cuevas assumed the role of Chief Executive Officer. , In 2021, Mr. Luis Rodolfo Capitanachi Dagdug assumed the role of Chief Financial Officer and . Axel Xavier Vera de Castillo assumed the role of Chief Information Officer. As of 2022, Luis Manuel Ocejo Rodríguez, Christian Venus Vázquez Coria, Gerardo Meza Vázquez, Alejandro Romero Rodríguez and Víctor Velázquez Romo, assumed the positions of Deputy General Director, Legal Director, Internal Audit Manager, Director of Maritime Operations and Director of Maritime Infrastructure, respectively. Finally, in February 2023, Maricela González Méndez joined the Company as Commercial Director.

•	Updating our digital technology platforms: We continue to improve our technology and information systems capabilities through our Digitalization strategy. Supported by integrated cloud-based platforms, we have developed specific software applications for each business unit, and have improved our telecommunications connectivity and internet speed across all locations to ensure business continuity on and off site. The efforts of our internal information technology employees have been fundamental to this transformation, working in close collaboration with our business partners to keep our operations running. As a result of these efforts, today our companies are aligned in a digital information platform that will enable them to operate efficiently, effectively, flexibly and with an eye toward future changes impacting our businesses and our customers. Furthermore, we are continuously improving our financial systems according to system updates and business operational changes, in order to obtain consolidated reports in a faster and more reliable way. See Item 4. “Information on the Company - Systems and Technology.”

•
Acquisition of an RTG Crane. In June 2019, we entered into a financial agreement with PNC Bank, N.A. , guaranteed by EXIM Bank, to acquire an RTG crane to replace the crane used in our operation for the automotive industry at Aguascalientes. See Item 4. “Information on the Company - Recent Developments - RTG Crane Acquisition.”

•
Enhancing our Maritime Operations: We have strengthened and streamlined our Maritime Operations in recent years, developing the business into our most profitable segment. We remain focused on expanding our Maritime Operations to add specialized vessels to our fleet in order to meet market requirements for new generation vessels with higher-rated and deeper-water capabilities. As part of this strategy, as of August 2021, we entered into a long-term contract with PEMEX to operate three specialized vessels known as “mud vessels”, and a forth mud vessel in August 2022. In addition, we have continued our efforts to diversify our customer base, as well as implemented a strategic cost reduction plan to offset some of the instability in the oil industry. See Item 4. “Information on the Company - Business Strategy - Expansion and Improvement of our Maritime Operations.”

•	Maintaining efficient and profitable operations: As part of the business segment analysis, in December 2022, the Company concluded its steel transportation operations to South America.

•
Development of Maritime Infrastructure operations: In order to strengthen this segment, in 2022, the Shipyard business became a Business Division. The shipyard, located in the port of Tampico, provides ship repair and dry dock services to more than 30 vessels per year. We are working to incorporate a new floating dock at the beginning of the second quarter of 2023, replacing one of the two existing floating docks that have reached their useful life, which will allow us to increase the current capacity. See ITEM 4 “Information on the Company - Business Strategies - Expansion of our Marine Operations”.

•
Partnership diversification: Through our wholly owned subsidiary, Caoba Energía S de R.L. de C.V. we entered into an association with Petrosoluciones en Firme S.A.P.I. de C.V. to develop a project for the commercialization of oil/petroleum derivatives. We also entered into a partnership with EGI Oil & Gas, S.A. de C.V. through our wholly owned subsidiary, Trinidad Energy, S.A. de C.V., to provide state-of-the-art pipelines for the construction and maintenance of the hydrocarbons sector. Finally, in December 2022, we partnered with an important company specialized in port terminals for the development and operation of the warehouses at the new Mexico City airport (Felipe Angeles International Airport-AIFA).

•
Reducing our corporate overhead: Over the last few years, we have significantly reduced our operating costs by reducing our corporate executive headcount through the identification and elimination of redundant functions and the transfer of certain employees to other business areas within the Company. We also relocated our corporate headquarters to a new location in Mexico City, reducing our lease expenses and other corporate overhead costs. We aim to optimize the size of our corporate staff as necessary to implement our business strategy.

•
Sale of certain subsidiaries: In recent years we have sold certain non-strategic subsidiaries in an effort to streamline our operations and reduce operating costs.. In 2020, we sold 100% of the shares of our subsidiaries Siremirta Corporate, S.A. de C.V., Ricalme Services, S.A. de C.V., Dogoubert, S.A.P.I. de C.V. and Judsony, S.A.P.I. de C.V. to an unrelated third party for a total gain on sale of $451,000. We did not sell any subsidiaries neither in 2021 nor in 2022.

•
Warehousing expansion: In February and August, 2022, the new airport in Mexico City (Aeropuerto Internacional Felipe Angeles-AIFA) awarded TMM Almacenadora S.A.P.I. de C.V., our wholly owned subsidiary, a 10-year lease to operate a bonded warehouse of 5,184 square meters within the airport’s cargo terminal as an authorized bonded warehouse and a 12,200 m2 warehouse for domestic cargo, respectively..

•
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

General

Set forth below is a summary of the results of operations:

	For the years ended December 31
	2022	2021	2020
	(In millions of pesos)
Consolidated Transportation Revenues
Maritime operations	$1,231.1	$835.2	$650.4
Maritime infrastructure operations	118.5	139.2	100.9
Port, terminal and logistics operations	161.0	223.8	313.0
Warehousing operations	172.5	153.5	139.0
Total	$1,683.1	$1,351.7	$1,203.3
(Loss) Transportation Profit
Maritime operations	$91.5	$23.7	$56.3
Maritime infrastructure operations	31.0	48.7	18.2
Port, terminal and logistics operations	5.7	(18.8)	(17.2)
Warehousing operations	(1.0)	(16.0)	(16.5)
Shared corporate costs	(84.3)	(78.3)	(112.4)
Total	$42.9	$(40.7)	$(71.6)

Fiscal Year ended December 31, 2022 Compared to Fiscal Year ended December 31, 2021

Revenues from operations for the year ended December 31, 2022 were $1,683.1 million compared to $1,351.7 million for the year ended December 31, 2021.

	Transportation Revenues (In millions of pesos) For the years ended December 31
	2022	% Revenues	2021	% Revenues	A2022 vs. A2021 % of change
Maritime operations	$1,231.1	73.2%	$835.2	61.8%	47.4%
Maritime infrastructure operations	118.5	7.0%	139.2	10.3%	(14.9)%
Port, terminal and logistics operations	161.0	9.5%	223.8	16.5%	(28.1)%
Warehousing operations	172.5	10.3%	153.5	11.4%	12.4%
Total	$1,683.1	100.0%	$1,351.7	100.0%	24.5%

Maritime Operations

Revenues from marine operations increased 47.4% to $1,231.1 million in 2022 in comparison to $835.2 million in 2021 and accounted for 73.2% of our revenue. The increase in revenues is mainly attributable to the start of operations in August 2021 of three specialized vessels called mud vessels under long-term charter with PEMEX and the start of a fourth mud vessel in August 2022, as well as an increase in the number of calls in the bulk segment.

Maritime Infrastructure Operations

In 2022 the revenue of maritime infrastructure operations decreased 14.9% to $118.5 million, in comparison to $139.2 million in 2021, and represented 7.0% of our income. The decrease was principally caused by the capacity reduction of the shipyard, given that the useful life of a floating dock ended.

Ports, Terminals and Logistics Operations

Ports, Terminals and Logistics Operations’ revenues decreased 28.1% to $161.0million for the year ended December 31, 2022 compared to $223.8 million for the year ended December 31, 2021, and accounted for 9.5% of total revenues. The decrease was mainly due to the termination of our Acapulco port and terminal operations on June 21, 2021, as a result of the decision of the Federal Government under President Manuel Lopez Obrador not to renew our concession and transferring control of the port to SEMAR and the partial closure of two locations and the volume decline of one of our customers, which mainly affected the operations of our container maintenance and repair segment.

Warehousing Operations

Warehousing Operations’ revenues increased 12.4% to $172.5 million for the year ended December 31, 2022 compared to $153.5 million for the year ended December 31, 2021 and accounted for 10.3% of total revenues. The increase in 2022 stemmed primarily from a new contract with an important retailer in the country.

(Loss) Income on Transportation

(Loss) income on transportation reflects revenues on transportation less operating costs and expenses. References to operating income (loss) in this Annual Report refer to income (loss) on transportation, plus/minus the effect of other income (expenses) as presented in the Audited Consolidated Financial Statements included elsewhere in this Annual Report. Total costs and expenses for the year ended December 31, 2022 increased 17.8% to $1,640.2million from $1,392.4 million for the year ended December 31, 2021. This increase was primarily due to a 23.9% increase, equivalent to $135.1 million in property and equipment leases, attributable to the rental of specialized vessels as it currently has no fleet of its own. Operating income of $32.5 million was realized for the year ended December 31, 2022 compared to an operating loss of $210.1 million for the year ended December 31, 2021, primarily due to a reduction in non-recurring expenses, the addition at the end of the third quarter of 2021 and in August 2022 of 3 and 1 mud vessels, respectively.

The following table sets forth information concerning the Company’s operating (loss) income on transportation by business segment for the years ended December 31, 2022 and 2021, respectively.

	Grupo TMM Operations (Loss) income on Transportation (1) (in millions of Pesos) Year Ended December 31,
	2022	2021	FY2021 vs. FY2022 % Change
Maritime Operations	$91.5	$23.7	286.1%
Maritime Infrastructure Operations	31.0	48.7	(36.3)
Ports and Terminals Operations and Logistics	5.7	(18.8)	(130.3)%
Warehousing Operations	(1.0)	(16.0)	(93.8)%
Shared Corporate Costs	(84.3)	(78.3)	7.7%
Total	$42.9	$(40.7)	(205.4)%

(1)
To better reflect Grupo TMM’s corporate costs, human resources and information technology costs are allocated separately to each business unit in accordance with their use. Income on transportation includes the following allocated total administrative costs: In 2022: $12.9 million in Ports and Terminals Operations, $27.1 million in Maritime Operations and $84.3 million in shared corporate costs. In 2021: $13.6 million in Ports and Terminals Operations, $13.6 million in Maritime Operations and $78.3 million in shared corporate costs.

Maritime Operations

Transportation income from marine operations, which ended December 31, 2022, increased to $91.5 million compared to $23.7 million for the year ended December 31, 2021, after deducting $27.1 million of administrative costs in 2022 compared to $13.6 million of administrative costs in 2021. The increase is mainly due to ending 2022 with four specialized vessels in operation, while in 2021, only 3 specialized vessels operated since August 2021, as well as the reactivation of the shipping agency business post COVID-19.

Maritime infrastructure operations

Transportation profit from marine infrastructure operations for the year ended December 31, 2022 decreased to $31.0 million compared to $48.7 million for the year ended December 31, 2021. The decrease in profit was primarily due to the reduction in the shipyard’s installed capacity as one of its floating docks has reached its useful life.

Port, terminals and logistic operations

The ports, terminals and logistics transportation result for the year ended December 31, 2022 increased to $5.7 million compared to a loss of $18.8 million for the year ended December 31, 2021, after deducting $12.9 million of administrative costs in 2022 compared to $13.6 million of costs in 2021. The difference was mainly due to the Mexican government’s decision not to renew our concession to operate the port of Acapulco which recorded a loss of $14.9 million in 2021 and a reduction in cost derived from greater control of the allocated budget.

Warehousing Operations

Warehousing Operations’ operating loss in the year ended December 31, 2022 decreased to $1 million, compared to $16.0 million for the year ended December 31, 2021. The decrease in the loss is mainly due to the increase in income derived from a greater diversification of customers.

Net Financing Cost

	(in millions of Pesos) Year Ended December 31

	2022	2021	FY2022 Vs. FY2021 % Change
Interest Income	$0.5	$0.3	66.7%
Interest Expense
Interest in leases	$28.6	$34.2	(16.4)%
Interest in financial debt	27.3	25.0	9.2%
Amortization of expenses associated with other loans	0.4	0.2	100.0%
Other financial expenses	5.3	3.2	65.6%
Subtotal	$61.6	$62.6	(1.6)%
Gain (loss) on exchange, net	$(0.1)	$3.2	(103.1)%
Net financing cost	$61.2	$59.1	3.6%

Net financing cost recognized during the year ended December 31, 2022 was $61.2million compared to $59.1 million incurred during the year ended December 31, 2021. The net financing cost in 2022 included net exchange loss of $0.1million and in 2021 included a net exchange gain of $3.2 million as a result of fluctuations in the relative value of the Peso against the Dollar.

Other (Expenses) income - Net

	(in millions of Pesos) Year Ended December 31,
	2022	2021	FY2022 vs. FY2021 % Change
Other (expenses) income - net	$(10.4)	$(169.3)	(93.9)%

Other (expenses) income - net for the year ended December 31, 2022 was $(10.4) million, including $57.8 million of assets written off and $11.4 million of expenses related to the cancellation of the building lease of our former corporate headquarters, which were partially offset by write-offs of provisions of $61.2 million. Other (expense) income - net for the year ended December 31, 2021 was $(169.3) million which primarily included expenses of $130.0 million for asset write-offs and $38.5 million related to the cancellation of the corporate building lease.

Income Tax Expense

	(in millions of Pesos) Year Ended December 31,
	2022	2021	FY2022 vs. FY2021 % Change
Income tax gain (expense)	$29.6	$21.1	40.3%

In the year ended December 31, 2022, includes current income taxes of $3.2 million and a deferred tax benefit for the year of $32.8 million, resulting in income tax income of $29.6 million compared to current income taxes of $7.0 million and a deferred tax benefit for the year of $28.1 million, resulting in income tax income of $21.1 million in the year ended December 31, 2021.

Non-controlling Interest

	(in millions of Pesos) Year Ended December 31,
	2022	2021	FY2022 vs. FY2021 % Change
Non-controlling interest	$(2.6)	$(5.5)	(52.7)%

Non-controlling interest registered a loss of $2.6 million for the year ended December 31, 2022, in comparison to a loss of $5.5 million for the year ended December 31, 2020. This result is attributable to the termination of our operations at API Acapulco in association with SSA México following the expiration of our concession at the port of Acapulco.

Net (Loss) Income for the year attributable to stockholders of Grupo TMM

	(in millions of Pesos) Year Ended December 31,
	2022	2021	FY2022 vs. FY2021 % Change
Net (Loss) Income for the year attributable to stockholders of Grupo TMM	$3.5	$(242.6)	(101.4)%

In the year ended December 31, 2022, we recognized a net income of $3.5 million, or $0.03per Share. In the year ended December 31, 2021, we recognized a net loss of $242.6 million, or $2.4 per Share

Fiscal Year ended December 31, 2021 and 2020

For a comparison of our operating results for the fiscal year ended December 31, 2021 to our operating results for the fiscal year ended December 31, 2020, see Item 5. “Operating and Financial Review and Prospects-Fiscal Year ended December 31, 2021 Compared to Fiscal Year ended December 31, 2020” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021.

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

Our income from operations may therefore be materially affected by variances in the exchange rate between the U.S. dollar and the Mexican Peso. Mexican Pesos historically have been subject to greater risk of devaluation and have tended to depreciate against the U.S. dollar. Given that a large proportion of our revenues are denominated in U.S. dollars, we have sought to reduce our exposure to foreign currency risk by holding a portion of our debt in U.S. dollars. Currently, approximately 21.1% of our indebtedness is denominated in U.S. dollars, including liabilities associated with long-term operating leases.

We believe that our strategy of holding a portion of our debt as U.S. dollar-denominated debt will allow us to effectively manage our foreign currency risk without the use of currency derivatives or other hedging instruments. However, we have in the past, and may from time to time in the future, enter into currency derivatives denominated in Mexican Pesos or other relevant currencies to attempt to manage our foreign currency risk. These derivatives should allow us to offset an increase in operating and/or administrative expenses arising from foreign currency appreciation or depreciation against the U.S. dollar. See Item 11. “Quantitative and Qualitative Disclosures About Market Risk - Foreign Currency Risk.”

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

In addition, the Company notes that its financial statements present its debt obligations and liabilities associated with our long-term operating leases on a consolidated basis; however 76.5% of the Company’s debt as of December 2022 was held directly by its subsidiaries, each of which services its own debt out of its operating income. Management believes that these factors will enable the Company to remain current in its debt repayments notwithstanding the Mexican Law restriction on the distribution of profits by subsidiaries described below.

As of December 31, 2022, the debt obligations as well as the liabilities associated with our long-term operating leases at each of the Company’s subsidiaries were as follows:

(in millions of Pesos)
Almacenadora de Deposito Moderno, S.A. de C.V.	$202.7
TMM Almacenadora, S.A.P.I. de C.V.	6.5
Transportación Marítima Mexicana, S.A. de C.V.	62.3
Grupo TMM, S.A.B.	120.3
TMM Logistics, S.A. de C.V.	90.8
TMM Dirección Corporativa, S.A. de C.V.	19.4
Inmobiliaria Dos Naciones, S. de R. L. de C.V.	9.7
Total	$511.7

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

As of March 31, 2023, our total debt amounted to $487.3 million, which includes $53.3 million of bank debt owed to several different banks and financial institutions, $14.4 million owed to non-institutional lenders, $145.8 million of related parties, and $273.8 million of liabilities associated with our long-term operating leases; of this debt, $261.9 million is short-term debt, and $225.4 million is long-term debt. Under IFRS, transaction costs in connection with financings are required to be presented as a part of debt. Further, following the January 1, 2019 adoption of IFRS 16, liabilities associated with operating leases are presented as a part of debt unless the lease term is for 12 months or less or the underlying asset is of low value.

As of December 31, 2022, our total debt amounted to $511.7 million, which includes $53.1 million of bank debt owed to several different banks, $14.4 million owed to non-institutional lenders, $157.1 million of related parties, and $287.1 million of liabilities associated with our long-term operating leases, primarily the lease of warehouses for use in our warehousing operations; of this debt, $261.1 million is short-term debt, and $250.6 million is long-term debt.

As of December 31, 2022 and March 31, 2023, we were in compliance with all of the restrictive covenants contained in our financing agreements.

Our total shareholders’ equity in 2022, including non-controlling interest in consolidated subsidiaries, was $1,810.4 million, resulting in a debt-to-equity ratio of 0.28.

As of March 31, 2023, we had net working capital (current assets less current liabilities) of $60.6million. We had net working capital of $61.3, $119.7 million and $(220.7) million, as of December 31, 2022, December 31, 2021, and December 31, 2022, respectively. Net working capital for 2022 and as of March 31, 2023 was substantially the same. The decrease in net working capital from December 31, 2021 to December 31, 2022 was primarily due to the disposition of “non-current assets available for sale”. The increase in net working capital from December 31, 2020 to December 31, 2021 was primarily due to the recognition of “non-current assets available for sale” and the start of operations in August 2021 of the three specialized mud vessels. While we continue to look for ways to improve our debt profile to reduce our financing costs and improve cash flows available for investment, we believe that our financial resources, including cash expected to be generated by our subsidiaries, is sufficient to meet our current objectives. Liquidity and working capital needs. See “-Executive Overview: COVID 19 Crisis Actions” above.

Information on Cash Flows

Summary cash flow data for the years ended December 31, 2022, 2021, and 2020 is as follows:

	Years Ended December 31,
	2022	2021	2020
	(in millions of Pesos)
Operating activities	$$166.7	$(78.1)	$(212.6)
Investing activities	(15.8)	21.5	13.3
Financing activities	(134.0)	0.8	(205.4)
Currency exchange effect on cash	(7.9)	(9.9)	33.3)
Net (decrease) increase in cash and cash equivalents	9.0	(65.7)	(371.4)
Cash and cash equivalents at beginning of year	39.6	105.3	476.7
Restricted cash release	46.1
Cash and cash equivalents at end of year	$$94.7	$39.6	$105.3

For the year ended December 31, 2022, our consolidated cash position increased by approximately $55.1 million from the year ended December 31, 2021. This increase is primarily attributable to the operation of three mud vessels for the full year of 2022 plus the addition of a fourth mud vessels beginning August 2022.

In October 2022, the restricted cash that principally came from the flows of a guarantee trust, generated from the sale of the shares in the company Terminal Marítima de Tuxpan, S.A. de C.V. for $1.9 million U.S. Dollars (approximately $36.8 million Pesos), was released, leaving a cash restricted remainder of $2 million Pesos for our foreign trade activities via ADEMSA.

For the year ended December 31, 2021, our consolidated cash position decreased by approximately $65.7 million from the year ended December 31, 2020. This decrease is mainly attributable to the payment made for the refurbishment of the three mud vessels and the increase in accounts receivable related to the commencement of its operations.

Our Cash Flows from Operating Activities

Net cash flows obtained in operating activities amounted to $166.7 million in the year ended December 31, 2022 compared to $78.1 million used in the year ended December 31, 2021. The increase is primarily due to the continuation of operations for one year of three mud vessels that commenced in August 2021, and to the disposal of five properties to liquidate certain liabilities valued at $118.7 million.

Net cash flows used in operating activities amounted to $78.1 million in the year ended December 31, 2021 compared to $212.6 million used in the year ended December 31, 2020. The decrease is primarily due to the start of operations in August 2021 of the three mud vessels, an increase in the number of stopovers in the bulk segment, as well as an increase in the number of jobs performed at the shipyard as a result of the gradual recovery of the industry.

The following table summarizes cash flows from operating activities for the periods indicated:

	Years Ended December 31,
	2022	2021	2020
	(in millions of Pesos)
(Loss) income before provision for income taxes	$(28.7)	$(269.2)	$(422.5)
Depreciation and amortization and other amortization	106.8	117.4	161.2
Loss (gain) on sale of fixed assets-net	58.3	44.7	(0.2)
Sale of subsidiaries	-	-	(0.5)
Provision for interests on debt	55.9	59.2	72.1
Investment interests	(0.5)	(0.3)	(7.1)
Loss (gain) from exchange differences	1.5	4.5	43.9
Total changes in operating assets and liabilities	(26.5)	(59.5)	(34.4)
Net cash provided by (used in) operating activities	$166.7	$(78.1)	$(212.6)

Our Cash Flows from Investing Activities

Net cash used by investing activities for the year that ended on December 31, 2022 was $15.8 million, which included $8.6 million for the sale of the Isla Colorada, which was partially offset by the use of $25.2 million for investments in projects and operating equipment. Net cash generated by investing activities for the year ended December 31, 2021 was $21.5 million, which included $83.5 million generated by the sale of the vessel “Olmeca” and $13.2 million of other assets, which was partially offset by the use of $75.5 million for investments in projects and operating equipment. Net cash provided by investing activities for the year ended December 31, 2020 was $13.3 million, which included $34.6 million generated from the sale of real estate, operating equipment and subsidiaries, which was partially offset by the use of $28.4 million for investments in projects and operating equipment. See “- Capital Expenditures and Divestitures” below for further details of capital expenditures and divestitures relating to the years ended December 31, 2022, 2021, and 2020, respectively.

Our Cash Flows from Financing Activities

For the year ended December 31, 2022, cash generated from financing activities amounted to $134.0 million, which resulted primarily from $27.7 million of repayment of other borrowings and operating leases, repayment of $97.8 million of debt under existing loan facilities and operating leases and $8.6 million of interest payments.

For the year ended December 31, 2021, cash generated by financing activities amounted to $0.8 million, which resulted primarily from $62.6 million of loan proceeds, partially offset by the repayment of $52.3 million of debt under existing loan facilities and operating leases and $9.5 million of interest payments. For the year ended December 31, 2020, cash used in financing activities amounted to $205.4 million, which resulted primarily from the payment of debt under existing loan facilities and operating leases.

Business Plan

We are focused on improving all our business segments through a series of financial and commercial strategies, as well as maintaining efficient and cost-effective operations and strengthening our balance sheet, allowing us to better develop and implement our projects. These projects seek to combine the elements that can enable us to capture the opportunities presented in the industries in which we participate.

•
Enhance our business related to the Maritime Sector by adding more vessels specialized in our Offshore operations services, as well as increasing our client base in parcel tankers and maritime agency services. By the end of the third quarter of 2023, we plan to incorporate 2 vessels to our fleet called “mud vessels”, whose main activity is to provide services of generation, conditioning, recovery and transportation of drilling fluids, which are used during drilling, repair and completion of oil wells, contributing significantly in the activity of crude oil production.

•
Increasing the installed capacity in the Maritime Infrastructure Operations to have a new floating dock as of the second quarter of 2023, which will allow the company to integrate up to 94% of the potential market of offshore vessels operating in the Gulf of Mexico; in the medium term, we plan to have an additional dock of greater capacity that will also allow the construction of naval artifacts.

•	Maintaining efficient and profitable operations in Ports and Terminals, Logistics and Warehousing.

•	Diversification and expansion of services through strategic alliances or partnerships with which we also develop the markets in which we participate.

•
Business development with the assets strategically located in Tuxpan, Veracruz and the existing investment opportunities in the oil and gas storage sector, as well as general cargo, to develop liquid and multipurpose terminals, such as lubricants, fertilizers and grains, equipped with modern equipment for the handling and storage of high quality, fast and safe goods.

•
Disciplined and continuous control of expenses, as well as the optimization of staff size in accordance with the implementation of the plans described above, which will allow, as a whole, the financial strengthening and implementation of short and medium term projects.

Capital Expenditures and Divestitures

The following tables set forth our principal capital expenditures and divestitures during the last three years:

Our Principal Capital Expenditures for the Last Three Years
(in millions of Pesos)

	Years ended December 31
	2022 (a)	2021 (b)	2020 (c)
Capital Expenditures by Segment: Maritime Operations	$0.1	$33.9	$0.1
Infrastructure Maritime Operations	8.0	29.8	7.5
Port, Terminals and Logistics Operations	0.1	11.8	5.2
Warehousing Operations	17.0	-	4.1
Corporate	-	-	11.5
Total	$25.2	$75.5	$28.4

(a)
In 2022, capital expenditures included: (i) Marine Infrastructure Operations: $8.0 million in equipment acquisition and improvements; and (ii) Warehousing Operations: $17.0 million in equipment acquisition and improvements.

(b)
In 2021, capital expenditures included: (i) Ports and Terminals Operations: $11.7 million in acquisition and equipment improvements and construction in process for the expansion and maintenance of port and terminal facilities; and (ii) Maritime Operations: $33.9 million in acquisition and equipment improvements, and (iii) Maritime Infrastructure Operations: $29.8 million in equipment acquisition and improvements.

(c)
In 2020, capital expenditures included: (i) Ports, Terminals, and Logistics Operations: $5.1 million in acquisition and equipment improvements and construction in process for the expansion and maintenance of port and terminal facilities; (ii) Maritime Operations: $7.5 million in acquisition and equipment improvements; and (iii) Corporate: $11.5 million in fixed assets and other strategic corporate projects.

Principal Capital Divestitures for the Last Three Years
(in millions of Pesos)

	Years Ended December 31,
	2022 (a)		2021 (b)	2020 (c)
Capital Divestitures:
Sale of shares of subsidiaries	$		$-	$34.0
Other assets		128.0	96.7	0.6.
Total		$128.0	$96.7	$34.6

(a)	In 2022, includes $127.6 million mainly from the payment in kind of 5 properties and the sale of the vessel Isla Colorada.
(b)	In 2021, capital divestitures included $96.7 million from the sale of a vessel (“Buque Olmeca”).
(c)	In 2020, capital divestitures included $0.6 million from the sale of other assets.
Capital Leases

From December 31, 2022 to March 31, 2023 the Company has not incurred any capital lease obligations.

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

On May 17, 2018, the Company prepaid the outstanding line of credit with DVB Bank America, N.V. which had been incurred to finance the purchase of the M/T “Maya.” In addition, in September 2018, the Company obtained a new line of credit from ACT Maritime LLC, a subsidiary of Alterna Capital Partners, LLC, in the amount of US$5.25 million, at a variable rate of LIBOR 90 days plus 750 points, with quarterly payments of principal and interest, and maturing in September 2023. The proceeds of this new line of credit were used to pay off the remaining balance of the 10-year line of credit that the Company had obtained to purchase the M/T “Olmeca.” In December 2020, we repaid the outstanding balance of the ACT Maritime LLC line of credit in an amount of US$3.5 million (approximately $67.8 million) with proceeds from our sale of the “Olmeca” to Athene Shipping Limited.

Acquisition of Transportation Units

On November 26, 2018, we restructured the amortization schedule with Daimler Financial Services México, S. de R.L. de C.V., for $28.0 million at a fixed annual rate of 12.9%. Principal is payable in monthly payments plus accrued interest on the outstanding balance, and maturing in October 2021.

To strengthen our financial position in the face of the economic downturn precipitated by the COVID-19 pandemic, we negotiated and obtained two grace periods of 3 months each in the payment of principal from April to September 2020, extending the term of the credit facility to January 2022.

In October 2021, we extended the repayment terms to July 2024 retaining the same credit conditions. On August 2, 2022, a new agreement was signed with the finance company to extend the amortization period, for a total amount of $15.4 million at a fixed rate of 13.0%, with monthly principal and interest payments and maturity in December 2024. At December 31, 2022, the balance of this facility was $13.6 million at a fixed annual rate of 13.0%.

Purchase of an RTG Crane

In June 2019, TMM Logistics entered into a financing agreement with PNC Bank, N.A., guaranteed by EXIM Bank, to acquire an RTG crane to replace the crane used in our operation for the automotive industry at Aguascalientes. This financing agreement was for US$860 thousand (approximately 85% of the purchase price of the equipment) at a 4.40% fixed rate, with semiannual payments of principal and interest, and maturing in July 2024.

Other Debt

In January 2011, to improve the amortization schedule of the Receivables Securitization Facility and its cancelation, we decided to secure two lines of credit through our subsidiary Transportación Marítima Mexicana, S.A. de C.V. with two private investors, each of the credits for US$3.0 million. The loan accrues interest at a fixed rate of 11.25%, with semi-annual interest and principal payments, a two-year grace period for principal payments, and maturing January 2016. As of December 31, 2016 the outstanding balance of both credits was US$6.0 million. In 2017 and 2018, we paid US$1.5 million and in 2019 we paid a further US$1.5 million, fully repaying one of the two lines of credit. During 2019, we extended the maturity date for the remaining US$3.0 million line of credit to July 2020 with monthly interest payments at a fixed rate of 11.25%, with semi-annual interest and principal payments. In July 2020, we extended the maturity date for the US $3.0 million line of credit to July 2021 with monthly interest payments at a fixed rate of 11.25%, and a balloon payment at maturity. During 2022, we extended the maturity date for the remaining US$3.0 million line of credit to December 2023 with the same terms.

In November 2011, acting through a subsidiary, we decided to enter into two loan facilities with INPIASA, S.A. de C.V. to strengthen the agricultural activities of ADEMSA. The first for $15.7 million at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of principal and interest, and maturing in August 2021, and the second for $4.2 million at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of principal and interest, which matured in October 2016, which was paid in due time and form. We are currently negotiating to extend the repayment term, as well as the payment conditions of the first credit line. By December 31, 2022, the unpaid balance remained at $403 thousand pesos.

In September 2014, we decided to enter into three loan facilities to strengthen the agricultural activities of ADEMSA, through its subsidiary TMM Logistics, S.A. de C.V. with Banco Autofin México. The first for $45.8 million at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of principal and interest, and maturing September 2021, the second for $34.6 million at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of principal and interest, and maturing September 2021, and the third for $25.5 million at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of principal and interest, and maturing September 2021. To strengthen our financial position in the face of the downturn caused by the COVID-19 pandemic, we negotiated and obtained a grace period of 4 months in the payment of principal from the months of May to August 2020, extending the term of each credit line 4 months. All lines of credit were paid off in 2022.

In December 2014, we decided to enter into two lines of credit in Mexican Peso for working capital, through its subsidiary TMM Logistics, S.A. de C.V. with Banco Autofin México. The first for $21.6 million at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of interest and principal payment at maturity in March 2022, and the second for $8.4 million at a variable rate of the 28-day TIIE plus 350 basis points, with monthly payments of interest and principal payment at maturity in March 2022. To strengthen our financial position in the face of the downturn caused by the COVID-19 pandemic, we negotiated and obtained a grace period of 4 months in the payment of principal from the months of May to August 2020, extending the term of each credit line 4 months. The $8.4 million credit facility was repaid in July 2022, and the $21.6 million credit facility in January, 2023.

In November 2018, we decided to enter into another lines of credit in Mexican Peso for working capital, through its subsidiary TMM Logistics, S.A. de C.V. with Banco Autofin México, in the amount of $20.0 million at a variable rate of the 28-day TIIE plus 550 basis points, with monthly payments of interest and principal payment at maturity in November 2023. To strengthen our financial position in the face of the downturn caused by the COVID-19 pandemic, we negotiated and obtained a grace period of 4 months in the payment of principal from the months of May to August 2020, extending the term of the credit line 4 months. Subsequently, due to the prolongation of the effects of the Covid-19 pandemic, an additional grace period of 6 months was obtained for the payment of principal, extending the maturity to September 26, 2024. As of December 31, 2022, the effective rate was 15.77% with an outstanding balance of $7.0 million.

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

In March and October 2019, we entered into a loan facility with Hewlett-Packard Operations Mexico, S. de R.L. de C.V. with two lines of credit to improve our technological systems. The first for US$607.8 thousand at a fixed rate of 6.84%, with monthly payments of principal and interest, and maturing in March 2025, and the second for US$201.6 thousand at a fixed rate of 6.13%, with monthly payments of principal and interest, and maturing in October 2024. To better withstand the negative effects of the COVID-19 pandemic, we negotiated and obtained a grace period of 3 months in the payment of principal for the months of May to July 2020, extending the term of each credit line by 3 months. In March and December 2020, we arranged another three lines of credit with Hewlett-Packard Operations Mexico, S. de R.L. de C.V. to continue the improvement of our technological systems, the first for US$86.6 thousand at a fixed rate of 5.96%, with monthly payments of principal and interest, and maturing in March 2025, the second for US$96.9 dollars thousand at a fixed rate of 7.16%, with monthly payments of principal and interest, and maturing in April 2025, and the third for US$252.1 thousand dollars at a fixed rate of 4.58%, with monthly payments of principal and interest, and maturing in August 2025. In June 2022, we extended the repayment terms of all lines of credit by one year, increasing the rate by 2.50% for each line. As of December 31, 2022, the total outstanding balance was US$1.2 million.

In September 2019, we entered into another $29.0 million line of credit with Banco del Bajio, S.A. in order to strengthen the agricultural activities of ADEMSA, at a variable rate of the 28-day TIIE plus 250 basis points, with monthly payments of interest, quarterly principal payments, which matured and was repaid in full in April 2020.

In July 2020, we entered into two unsecured lines of credit with private investors, each for $6.0 million at a fixed rate of 15.0% per annum, with principal and interest payments at maturity, originally scheduled to occur in October 2020. The Company extended the amortization term and renegotiated the repayment terms of both facilities, paying in January 2021 $1.0 million to each facility and establishing a maturity date in December 2022. During 2022, the Company paid $2.5 million to one line of credit and we established a new maturity date in December 2023 for both lines of credit with the same terms.

In July 2020, acting through our subsidiary Inmobiliaria Dos Naciones, we entered into a working capital line of credit with Portafolio de Negocios for $10.0 million at fixed rate of 25.0%, with monthly principal and interest payments and maturity in July 2023, which we can prepay in part or in full without penalty. The line of credit was fully paid in advance in December 2021.

In July 2020, acting through our subsidiary TMM Logistics, we entered into a working capital line of credit with Banco del Bajio for up to $30 million with a mortgage guarantee. The first drawdown was made in the same month of July for $12.0 million, variable rate of TIIE 28 days plus 600 points, monthly payments of principal and interest and maturity in July 2027. In February 2021, we drew the remaining $18.0 million, floating rate of TIIE 28 days plus 600 points, with monthly principal and interest payments and maturity in July 2027. In September 2022, the assignment of the debt to the company “Fibra UNO” was authorized.

Contractual Obligations

The following table outlines our obligations for payments under our capital leases, debt obligations, operating leases and other financing arrangements for the periods indicated as of December 31, 2022:

Indebtedness (1)	Less than 1 year		1-3 years		3-5 years		More than 5 years		Total
	(in thousands of Pesos, unless noted otherwise)
Investors (2)		171,612		-		-		-		171,612
Land and Logistics Equipment Financing (3)		10,276		10,051		-		-		20,327
Working Capital (4)		4,660		3,000						7,660
Other Debt (5)		5,542		14,356		5,067		-		24,966
Total	$	$ 192,199	$	$ 27,407	$	$ 5,067	$		$	$ 224,674

Operating Lease Obligations (6)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Vessel, Transportation Equipment and Other Operating Leases	$103,127	$178,272	$44,319	$70,243	$395,961
Financial charges	(34,198)	(38,237)	(17,071)	(19,380)	(108,886)
Net present value	$68,929	$140,035	$27,248	$50,863	$287,075

(1)	These amounts include principal payments and accrued and unpaid interest as of December 31, 2022.
(2)
Three unsecured lines of credit. First, the Company extended the maturity date of the $3.0 million credit facility to December 2023 with monthly interest payments at a fixed rate of 11.25% and payment of principal at maturity. The Company is in negotiations to change the payment terms and/or improve the amortization profile of the current loan balance. The second and third facilities, one for $5.0 million and the other for $2.5 million, at a fixed rate of 15.0% per annum, with principal and interest payments at maturity, originally in December 2023.

(3)
Debt in connection with the land & logistics equipment financing. These include one line of credit denominated in Mexican Pesos. In October 2021, we extended the repayment terms to July 2024 on the same credit conditions, with monthly interest and principal payments at a fixed rate of 12.90% per annum. In June 2022 we extended the amortization terms until December 2024 with monthly payments of interest and principal, at a fixed rate of 13.00%. The second related to the acquisition of an RTG crane, at a fixed rate of 4.40%, with semiannual payments of principal and interest, and maturing in July 2024.

(4)
Debt allocated in different companies for working capital. Various lines of credit denominated in Mexican Pesos, with maturities between January 2022 and September 2024, with monthly principal and interest payments, variable rate; the weighted average rate was 15.28% per annum as of December 31, 2022. To better withstand the effects of the COVID-19 pandemic, we negotiated and obtained a grace period of 6 months in the payment of principal from the months of January to June 2021, extending the term of each credit line by 6 months.

(5)
To improve our technological systems, we entered into a loan facility, denominated in US Dollars at a fixed rate, with monthly payments of principal and interest, and maturing March 2027. As of December 31, 2022 the weighted average rate was 8.88% per annum.

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

Trend Information

In recent years, a significant portion of the revenue generated by our maritime operations business has been achieved through contracts with Helmsley Management, Celanese Operations Mexico and PEMEX Exploración y Producción. In 2022, the Company earned revenues from PEMEX Exploration and Production, Helmsley Management and Celanese Operations Mexico, representing 27%, 14% and 12%, respectively, of the revenues generated by our marine operations business, while in 2021 it earned revenues from Helmsley Management, Celanese Operations Mexico and PEMEX Exploration and Production, representing 13%, 12% and 10%, respectively. The primary purchasers of our maritime operations services are multinational oil, gas and chemical companies. The future success of our maritime operations business depends upon our ability to capitalize on growth in the Mexican oil and gas sector by increasing our level of services to these companies.

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

The ability to satisfy our obligations under our debt in the future will depend upon our future performance, including our ability to increase revenues significantly and control expenses. Future operating performance depends upon prevailing economic, financial, business and competitive conditions and other factors, many of which are beyond our control. As noted elsewhere in this Annual Report, the recent COVID-19 pandemic resulted in a significant global economic downturn, which had an adverse effect on our business, financial condition and results of operations. Although global economic activity has recovered as vaccination programs have expanded, new variants of COVID-19 continue to emerge, and governmental efforts to control or mitigate the spread of these variants or other infectious diseases may trigger renewed restrictions with negative effects on global trade and the demand for our services. See Item 3. “Risk Factors - Risks Relating to our Business - Our business has been and may continue to be adversely affected by the COVID-19 pandemic, and may be adversely affected by future pandemics, epidemics or other outbreaks of infectious diseases and governmental responses thereto” and Item 4. “Information on the Company - Recent Developments - COVID-19 Pandemic.” Our ability to refinance our debt and take other actions will depend on, among other things, our financial condition at the time, the restrictions in the instruments governing our debt and other factors, including market conditions, the macroeconomic environment and such variables as the Peso/dollar exchange rate, benchmark money market rates in Pesos and Dollars and the success of reforms and amendments to the Hydrocarbons Law, which are beyond our control.

We have funded capital expenditures with funds from operating cash flows and expect to seek additional financing primarily through secured credit arrangements and asset-backed financings for additional capital expenditures.

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

Our current Board of Directors was elected and ratified at the Company’s Annual General Ordinary Shareholders’ Meeting held on April 27, 2023. Our directors and alternate directors, their principal occupations and years of service (rounded to the nearest year) as a director or alternate director are as follows:

Name	Principal Occupation	Years as a Director or Alternate Director	Age
Directors
Vanessa Serrano Cuevas	Chairman of the Board of Grupo TMM	4	48
Flor de Maria Cañaveral Pedrero	First Vice-Chairman of Grupo TMM	3	46
Maria Josefa Cuevas Santos	Member of the Board	7	76
Miguel Oscar Adad Rosas	Member of the Board	2	60
Alberto Guillermo Saavedra Olavarrieta	Member of the Board	2	59
Francisco Javier García-Sabaté Palazuelos	Member of the Board	8	71
Boris Otto	Member of the Board	2	52
Jimena Serrano Cuevas	Member of the Board	1 month	51
Alejandro Pablo Salas de la Borbolla	Secretary (non-member of the Board)	2	47

The directors (whenever elected) shall remain in office for the period of time stated below, calculated from the date of their appointment. The directors may be reelected and, in case of the failure to appoint their substitute or, if the designated substitute does not take office, the directors in office being substituted shall continue to perform their duties for up to thirty calendar days following the date of expiry of the term for which they were appointed, as described below. For further information see Item 10. “Additional Information - Board of Directors.”

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

Flor de Maria Cañaveral Pedrero

Mrs. Cañaveral was born on January 29, 1977. Mrs. Cañaveral holds a master’s degree in Shipping and Port Business Administration from FIDENA. She has served in important positions in the port sector, such as director of the Port Authority of Manzanillo and Puerto Chiapas, being the first woman to hold this position. Mrs. Cañaveral has actively participated in the development and consultant of multimodal infrastructure and energy projects.

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

Jimena Serrano Cuevas

Mrs. Jimena Serrano was born on September 8, 1971 in Mexico City. Holds a degree in Business Administration from Universidad Anahuac. She also holds two master’s degrees, one in family sciences and another in humanities, both from Universidad Anahuac. Mrs. Jimena Serrano has always been focused on fighting for the values of family and society.

Executive Officers

Our officers serve at the discretion of our Board of Directors. Our executive officers, their position and years of service with us and as an executive officer are as follows:

Name	Position	Years of Service	Executive Officer
Corporate Directors
Vanessa Serrano Cuevas	Chair of the Board and Chief Executive Officer	4	2
Luis Manuel Ocejo Rodríguez	Deputy Executive Officer	40	16
Luis Rodolfo Capitanachi Dagdug	Chief Financial Officer	3	3
Gerardo Meza Vázquez	Audit Manager	22	2
Christian Venus Vázquez Coria	Legal Manager	12	2
Axel Xavier Vera de Castillo	Chief Information Officer	2	2
Maricela González Méndez	Director, Commercial	2 months	2 months
Business Unit Directors
Alejandro Romero Rodríguez	Director, Maritime Transportation	28	3
Víctor Velázquez Romo	Director, Maritime Infrastructure	11	3

Vanessa Serrano Cuevas, the CEO and Chairman of the Board of Directors, is the daughter of Mr. Jose F. Serrano Segovia and Mrs. Maria Josefa Cuevas de Serrano.

Compensation

For the year ended December 31, 2022, the aggregate total compensation paid to our directors, alternate directors and executive officers for services in all capacities was approximately $9.8 million. See Item 7. “Major Shareholders and Related Party Transactions.”

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

Reserves for obligations at the end of the 2022, 2021 and 2020 fiscal years were $84,652, $102,375 and $150,197, respectively.

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

•	preparing the Board of Directors’ opinion on the Chairman’s annual report and submitting it at the Shareholders’ Meeting for its approval; and

•	overseeing compliance by the Company’s chief executive officer with decisions made at a Shareholders’ Meeting or a Board of Directors meeting.

Corporate Practices responsibilities:

•	requesting an opinion from independent experts as the Committee might see fit, in accordance with applicable regulations;

•	calling Shareholders’ Meetings and adding any issue they consider important to the agenda;

•	supporting the Board of Directors in preparing its reports in accordance with the Bylaws of the Company and applicable regulations;

•	suggesting procedures for hiring the Company’s chief executive officer, chief financial officer and senior executive officers;

•	reviewing human resources policies, including senior executive officers’ performance evaluation policies, promotions and structural changes to the Company;

•	assisting the Board of Directors in evaluating senior executive officers’ performance;

•
evaluating executive officer’s compensation. The Company is not required under Mexican law to obtain shareholder approval for equity compensation plans; the Board of Directors is required to approve the Company’s policies on such compensation plans;

•	reviewing related-party transactions; and

•	performing any activity set forth in the Mexican Securities Law.

Code of Ethics

The Company has adopted a Code of Ethics, which applies to its principal executive officer, principal financial officer, and other members of our senior management. The Code of Ethics may be viewed on the Company website at www.tmm.com.mx under the caption “Investors - Corporate Practices.” An English version of this document is available upon written request sent to Grupo TMM, S.A.B., Paseo de la Reforma No. 296, P.19. Col. Juárez, C.P. 06600, Alcaldía Cuauhtémoc, México City, México, Attn: Human Resources.

Statutory Auditor

Pursuant to the Mexican Securities Market Law (Ley del Mercado de Valores), the surveillance of the Company is entrusted to different committees (i.e., Audit and Corporate Practices Committees), as previously described, which replace the role of the Statutory Auditor. At the Extraordinary Shareholders’ Meeting held on December 20, 2006, the Statutory Auditor, Salles Sainz-Grant Thornton, S.C (SSGT), and the alternate Statutory Auditor, were duly replaced by the Audit and Corporate Practices Committee of the Company. However, SSGT continues to serve as the Statutory Auditor for all of our subsidiaries.

Employees

As of March 31, 2023 and December 31, 2022, we had 769 employees, approximately 5% of whom were unionized.

As of December 31, 2021, we had 837 employees, approximately 5% of whom were unionized. The decrease in the number of our employees in 2022 is primarily due to the reassignment and optimization of operational and administrative functions in the warehousing and container maintenance and repair operations, partially offset by an increase in the number of employees in the mud specialized vessel operation.

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

Share Ownership

As of March 31, 2023, the Serrano Segovia family held 56,709,725 Shares directly, and the CPO Trustee maintained 15,875,750 Shares of our capital stock in the form of ADSs, including 6,836,510 Shares that are beneficially owned by the Serrano Segovia family. Accordingly, as of such date, the Serrano Segovia family controlled the voting power of our capital stock. The voting power controlled by the Serrano Segovia family varies from time to time, depending upon the number of Shares held by the Serrano Segovia family and by the CPO Trust and others. As of March 31, 2023, other than as set forth below in the section entitled “Major Shareholders” each of our other directors, alternate directors or executive officers owns less than one percent of our Shares on an individual basis.

Shares were contributed to the CPO Trust established with a 30-year term by Nacional Financiera, S.N.C. (the “CPO Trustee”) on November 24, 1989. The CPO Trustee authorized the issuance of non-redeemable ordinary participation certificates (certificados de participación ordinarios no amortizables) (“CPOs”) that correspond to our Shares. One CPO may be issued for each Share contributed to the CPO Trust. CPOs constitutes separate negotiable instruments different and apart from the Shares, and afford to their holders only economic rights with respect to the Shares held in the CPO Trust. Such voting rights are exercisable only by the CPO Trustee, which is required by the terms of the CPO Trust to vote such Shares in the same manner as holders of a majority of the outstanding Shares not held in the CPO Trust and voted at the relevant meeting. Mexican and non-Mexican investors may hold CPOs without restrictions of any kind. The acquisition of Shares representing 5% or more of the capital stock of Grupo TMM by any person or group of persons (other than the Serrano Segovia family and the CPO Trustee), in one or a series of simultaneous or successive transactions requires the prior approval of the Board of Directors. As of March 31, 2023, the CPO Trustee held CPOs representing an aggregate of 15,875,750 Shares in the form of ADSs.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table indicates, as of March 31, 2023, unless otherwise indicated, the shareholders that beneficially own 5% or more of our outstanding Shares (the “Major Shareholders”). The percentage of our outstanding Shares owned by each Major Shareholder shown below is based on the 102,182,841 Shares outstanding as of March 31, 2023. For purposes hereof, each Major Shareholder with shared voting or investment authority with respect to certain securities is deemed to beneficially own all such securities.

Shareholder	Number of Shares	Percentage of Shares Outstanding
Vanessa Serrano Cuevas	37,234,996	36.4%
José F. Serrano Segovia (a)	19,474,729	19.1%

a)
Based upon information made known to the Company and reports of beneficial ownership filed with the SEC, the Serrano Segovia Family beneficially owns 56,709,725 Shares, including 19,461,229 Shares held by VEX, a Mexican corporation in which José F. Serrano Segovia holds 100% of the voting stock, and 500 Shares beneficially owned by Promotora Servia, S.A. de C.V. (“Promotora”), a Mexican corporation controlled by José F. Serrano Segovia, and which are owned directly by its subsidiary, Servicios Directivos Servia, S.A. de C.V. (“Servicios”), a Mexican corporation.

Change in Percentage Ownership

Vanessa Serrano Cuevas reported an increase in her percentage ownership from 12.2% (including those denominated as ADS’s) as of December 31, 2020; to 37.1% of the outstanding shares as of December 31, 2021. Mr. José F. Serrano Segovia decreased his shareholding percentage from 38.6% of the outstanding shares as of December 31, 2020; to 19.1% of the outstanding shares as of December 31, 2021. No majority shareholder has disclosed significant changes in its shareholding percentage during the 3 years ended December 31, 2022, 2021 and 2020.

Voting Rights and Control

As of March 31, 2023, 15,875,750 Shares were held in the form of ADSs, which have limited voting rights. The Shares held in the form of ADSs are held directly by the CPO Trust. The voting rights for those Shares are exercisable only by the trustee of the CPO Trust, which is required by the terms of the trust agreement to vote such Shares at any shareholders’ meeting in the same manner as the majority of the Shares that are not held in the CPO Trust are voted. Of the 86,307,091 Shares held outside of the CPO Trust as of March 31, 2023, the Serrano Segovia family beneficially owns 49,873,215, or 57.8% of such Shares. As a result, the Serrano Segovia family could direct and control the policies of the Company and its subsidiaries, including mergers, sales of assets and similar transactions. See Item 9. “The Offer and Listing.” Except for the limited voting rights applicable to their ADSs, none of the Major Shareholders have voting rights that differ from those applicable to other holders of Shares.

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

In accordance with such venture, Sierra Oil & Gas initially contributed $4.6 million to the capital stock of Optimus, equivalent to the value of the first portion of land contributed by Grupo TMM, with the parties agreeing to joint control of Optimus. In addition, Grupo TMM contributed to Optimus another portion of land at a value of US$6.16 million, with Sierra Oil & Gas to contribute an additional US$6.16 million, for a total additional contribution of US$12.33 million, all of which was to be contributed by Sierra Oil & Gas within the three-year period following May 26, 2016. See Notes 1 and 5 to our Audited Consolidated Financial Statements contained elsewhere herein.

In February 2019, the Company agreed to purchase the 50% of Optimus shares owned by Sierra Oil & Gas for the amount of US$2.6 million, giving the Company full ownership of the liquid terminal project in Tuxpan and resulting in Optimus becoming a wholly owned subsidiary of the Company.

ITEM 8.	FINANCIAL INFORMATION

See Item 18 - “Financial Statements.”

Legal Proceedings

Refined Product Services (“RPS”) Claim

On August 7, 2007, Transportación Marítima Mexicana, S.A. de C.V. (“TMM”) filed a claim for arbitration against RPS for the amount of US$50,000 (approximately $968,075) for various expenses incurred by TMM due to the delay of the delivery of the tanker vessel Palenque.

On October 19, 2007, RPS filed a countersuit for US$3.0 million (approximately $58.08 million), alleging that TMM failed to maintain the tanker vessel Palenque, and also filed a claim for consequential damages for losing a contract while the vessel was being repaired. Although it is impossible to predict the outcome of any legal proceeding, we believe this claim to be without merit and intend to defend this proceeding vigorously.

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

On January 30, 2018, TMM was notified that the matter was forwarded to the full Federal Tax Court of Mexico City. In February 2020 a favorable judgment was issued from the Federal Tax Court, fixing in august of 2022 an amount of $1.7 million Pesos that will be paid in 12 installments.

Tax liabilities of IDN

On March 1, 2022, TMM started legal proceedings against a resolution that assessed several tax liabilities for alleged omissions regarding Value Added Tax (VAT), corresponding to the 2021 fiscal year.

Grupo TMM considers its legal position is solid and expects a favorable ruling to the interests of the Company.

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

In considering whether accrual of a loss contingency is necessary in connection with legal claims outstanding that could, both individually or in the aggregate, have a material effect on the financial condition or operating results of the Company, the Company evaluates the requirements of paragraph 14 of IAS 37 to determine whether the Company has a present obligation (legal or constructive), whether it is probable that an outflow of resources will be required in order to settle the obligation, and whether the amount of the obligation can be reliably estimated. Based on management’s review and analysis of the legal claims outstanding for the fiscal year ended December 31, 2022, the Company concluded that it did not have a present obligation in respect of any legal claims outstanding other than the mutual claims described above.

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

The Company has significant transactions and relationships with related parties. The Company maintains documentation which confirms that the terms of these transactions were conducted in 2021 similarly to transactions between unrelated parties. The Company and its subsidiaries are in the process of compiling similar documentation for 2022.

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

See Item 4. “Information on the Company - Business Overview - Recent Developments.”

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

Our Shares continue to trade in Mexico on the Mexican Stock Exchange under the ticker symbol TMMA. In the United States, our ADSs, each representing five CPOs, trade on the OTC market under the ticker symbol GTMAY following their delisting from the NYSE on June 12, 2012. Our ADSs continue to be registered under the U.S. Securities Exchange Act of 1934 and are issued and exchanged in New York by The Bank of New York Mellon, which replaced Citibank, N.A. as depositary on December 18, 2009. As of March 31, 2023, of the 102,182,841 outstanding Shares, 15,875,750 were held in the form of ADSs.

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

Share Repurchase Program

On December 14, 2007, the Company announced that its Board of Directors had given its approval to constitute a reserve fund to repurchase Shares during their meeting held in November of that year. The Share repurchase program was also approved by the Company’s shareholders at a shareholders’ meeting. The program was approved for an amount of up to US$10 million (approximately $193.6 million). The Company has repurchased 1,577,700 Shares under the program since its approval in 2007.

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

On June 4, 2008, certain articles of the Company’s Bylaws were modified at the General Shareholders’ Meeting. The modification to Article 14 added further restrictions to the acquisition or the transfer of the Company’s shares providing more specific detail with respect to the requirements and authorizations required in order to acquire five percent or more of the Company’s shares. Article 25 was modified in order to comply with the Mexican Exchange Law (Ley del Mercado de Valores). Finally, Article 27 was modified to clarify which shareholders are required to sign the Shareholders’ Meeting Attendance Sheet. This General Shareholders’ Meeting was properly formalized in public deed number 18,196 (filing before the Public Commerce Registry pending) by and before Mr. Juan Martín Álvarez Moreno, Public Brokerage number 46 of Mexico City, Federal District.

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

Position in the Board of Term

Directors

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

(v)	They fulfill the resolutions of the Shareholders’ Meeting, provided these do not violate the law.

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

Material Contracts

See Item 4. “Information on the Company - History and Development of the Company” and Item 5. “Operating and Financial Review and Prospects - Liquidity and Capital Resources.”

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

For purposes of this summary, a “non-resident U.S. holder” is a U.S. holder that is a non-resident of Mexico for Mexican federal tax purposes and that does not have a permanent establishment in Mexico. In general, for Mexican federal tax purposes, an individual is a resident of Mexico if he has established his home in Mexico, unless he has a home both in Mexico and abroad; in such case, an individual will be considered to be a resident of Mexico if the individual’s “center of vital interests” is in Mexico. For these purposes, the center of vital interests will be considered to be located in Mexico, among other cases, if either (i) more than 50% of the individual’s total income in a calendar year is derived from sources in Mexico, or (ii) the main center of the individual’s professional activities is located in Mexico. Mexican nationals who are state officials or state workers are deemed to be residents of Mexico, even though their individual center of vital interests is located abroad. A Mexican national is presumed to be a resident of Mexico unless such person can demonstrate otherwise. A legal entity is a resident of Mexico if it maintains the principal administration of its business or the effective location of its management in Mexico. If a legal entity or an individual is deemed to have a permanent establishment in Mexico for Mexican federal income tax purposes, all income attributable to such permanent establishment will be subject to Mexican federal income tax, in accordance with applicable laws.

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

Dividends - Dividends distributed from net taxable profits generated after or during 2014, either in cash or in any other form, paid with respect to the Shares underlying the CPOs represented by our ADSs generally will not be subject to a 10% Mexican withholding tax. Our ADSs are not subject to Mexican withholding tax if such dividends were distributed from the net taxable profits generated before 2014.

Capital Gains - Capital gains arising from the sale or other disposition of our ADSs carried out through a stock exchange recognized under applicable Mexican tax law, generally will be subject to a 10% Mexican income tax to be withheld by the financial intermediary, except in cases when the transferor asserts its residency in a country with which Mexico has entered into a tax treaty for the avoidance of double taxation, in which case the non-resident holder will not be subject to Mexican tax.

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

Other Mexican Taxes - There are no Mexican inheritance, succession taxes or value-added taxes applicable to the ownership, transfer or disposition of our ADSs. Gratuitous transfers of our ADSs may, in some circumstances, subject the recipient to Mexican federal income tax. There are no Mexican stamp, issue, registration or similar taxes or duties payable by non-resident U.S. holders with respect to our ADSs.

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

Distributions - Distributions with respect to our ADSs that are paid out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) will be includible in the gross income of a U.S. holder as dividend income when the distributions are received by CPO trustee, and, in general, will not be eligible for the dividends received deduction otherwise allowable to U.S. holders that are corporations. To the extent that a distribution exceeds our current and accumulated earnings and profits, it will be treated first as a nontaxable return of the U.S. holder’s adjusted tax basis in its ADSs to the extent of such tax basis, and then as gain from the sale or exchange of a capital asset.

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

Dispositions - In general, upon the sale or other disposition of ADSs, a U.S. holder will recognize gain or loss equal to the difference between the amount realized on the sale or disposition (in Dollars, generally determined at the spot rate on the date of disposition if the amount realized is denominated in a foreign currency) and the U.S. holder’s adjusted tax basis in the ADSs (in Dollars). The gain or loss generally will be long-term capital gain or loss if the ADSs have been held for more than one year on the date of the sale or other disposition. Certain non-corporate U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deductibility of capital losses is subject to limitations. Deposits and withdrawals of CPOs by a U.S. holder in exchange for ADSs generally will not result in the realization of gain or loss for U.S. federal income tax purposes. Gain or loss recognized by a U.S. holder on a sale or other disposition of ADSs generally will be treated as gain or loss from sources within the United States for United States foreign tax credit purposes.

In addition, under current law, certain U.S. Investors that are individuals, estates or trusts are required to pay an additional 3.8% tax on various types of investment income. Such U.S. Investors should consult their tax advisors regarding the effect, if any, of the applicability of this tax with respect to an investment in our ADSs.

PFIC - A non-U.S. corporation is a PFIC for any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries:

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

Information Reporting and Backup Withholding - Dividends on, and proceeds from the sale or other disposition of, ADSs paid to a U.S. holder generally may be subject to the information reporting and backup withholding rules under the Code unless such U.S. holder (i) is a corporation or comes within certain exempt categories, and demonstrates this fact when so required, or (ii) provides a correct taxpayer identification number, certifies that it is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules - such as by providing an IRS Form W-9. Any amount withheld under these rules generally will be allowed as a credit against the U.S. holder’s United States federal income tax liability, provided certain information is timely provided to the IRS.

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

Although non-U.S. holders generally are exempt from backup withholding, a non-U.S. holder may be required to comply with U.S. backup withholding and FATCA with certification and identification procedures in order to establish such exemption - such as by providing the applicable IRS Form W-8.

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

The following information includes “forward-looking statements” that involve risk and uncertainties. Actual results could differ from those presented. All information below is presented under IFRS as of December 31, 2022, in pesos.

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

The Company’s income from operations may therefore be materially affected by variances in the exchange rate between the U.S. dollar and the Mexican Peso. Mexican Pesos historically have been subject to greater risk of devaluation and have tended to depreciate against the U.S. dollar. Given that a large proportion of the Company’s revenues are denominated in U.S. dollars, the Company has sought to reduce its exposure to foreign currency risk by holding a portion of its debt in U.S. dollars. Currently, approximately 21.1% of the Company’s indebtedness is denominated in U.S. dollars.

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

At December 31, 2022 and 2021, the Company had monetary assets and liabilities denominated in currencies other than the Mexican Peso as follows:

	December 31
	(in thousand Pesos)
	2022	2021
Assets	$662,533	$641,116
Liabilities	(559,742)	(725,559)
	$102,791	$(84,443)

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

	Breakdown of Fixed and Variable Rates of Financial Obligations (1)(2)
	Exepected Maturity
Pasivos	2023	2024	2025	2026	Thereafter	Total	Fair Value
	(en millones de pesos)
Long term Liabilities
Fixed Rate	$256.3	$90.3	$74.2	$24.6	$58.5	$503.9	$503.9
Average Interest Rate	12.67%	11.12%	12.38%	11.92%	11.44%	10.49%		**
Variable Rate	$4.6	$3.0	$-	$-	$-	$7.6	$7.6
Average Interest Rate	15.16%	16.89%	-	-	-	15.84%		**

(1)	Information as of December 31, 2022.

(2)	Considers debt obligations and liabilities associated with our long-term operating leases.

**	Not applicable

From time to time, we use derivative financial instruments such as interest rate cap transactions for hedging purposes in order to reduce our exposure to increases in interest rates. The Company is not currently hedging its interest rate exposure through the use of any derivative financial instruments.

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

Derivative Instruments

As of December 31, 2022, the Company was not holding any derivative instruments for hedging purposes.

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

Fees payable by the depositary

The depositary has agreed to reimburse us for expenses we incur in connection with the establishment of the ADS facility, including legal fees, fees due to the previous depositary, investor relations expenses and other facility-related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. The depositary has also agreed to pay its standard out-of-pocket administrative, maintenance and shareholder services expenses for the ADSs. Such expenses include the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationary, postage, facsimile and telephone calls, and certain investor relationship programs or special investor relations promotional services. We did not receive any reimbursements from the depositary during the years ended December 31, 2020, 2021 and 2022, respectively.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See Item 4. “Information on the Company - History and Development of the Company.”

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures.

The Company has evaluated, under the supervision and with the participation of management, including the Company’s Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2022. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer each concluded that, as of December 31, 2022, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in its reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported as and when required by the Securities and Exchange Commission’s applicable rules and forms, and is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedure may deteriorate. The Company, with the participation of its Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022. In making its assessment of internal control over financial reporting, management used the criteria in the 2013 Internal Control - Integrated Framework set forth by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission.

As a result of this assessment, the Company’s management has determined that the Company’s internal control over financial reporting was effective as of December 31, 2022.

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

The Board of Directors of Grupo TMM maintains an Audit and Corporate Practices Committee which is comprised of three independent directors, each of whom has significant experience in analyzing and evaluating financial reports and an understanding of internal controls and procedures for financial reporting. On April 27, 2023, the General Assembly of Shareholders appointed as independent director Mr. Francisco Javier García-Sabaté Palazuelos, who is considered a financial expert in accordance with the standards described in Section 407 of the Sarbanes Oxley Act of 2002.

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

We have not granted any waivers to any provision of our Code of Ethics to any officer, employee or member of the Audit or Corporate Practices Committee during the Company’s fiscal year ended December 31, 2022.

ITEM 16D.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table reflects our principal accounting fees and services for the years 2022 and 2021:

GRUPO TMM, S. A. B.
Summary of Auditors’ Payments
(In thousands of Pesos)

	As of December 31,
	2022	2021
Audit Fees (a)	$6,447.0	$6,447.0
Total(b)	$6,447.0	$6,447.0

(a)	Audit Fees-Fees relate to the audit of our Annual Financial Statements and review of SEC filings.

(b)	Total does not include Mexican tax (“Impuesto al Valor Agregado” or “IVA”).

The Company’s Audit Committee pre-approves all fees for the services provided by the independent auditors, including the fees for 2021 and 2022 in accordance with the Company’s policies and procedures.

ITEM 16E.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16F.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16G.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16H.	CORPORATE GOVERNANCE

Not applicable.

ITEM 16I.	MINE SAFETY DISCLOSURES

Not applicable.

ITEM 16J.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16K.	INSIDER TRADING POLICIES

Considered in Code of Ethics. Please remit to Item 16.C

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements are filed as part of this Annual Report on Form 20-F.

ITEM 19.	EXHIBITS

Documents filed as exhibits to this Annual Report:

Exhibit No.	Exhibit
1.1
Amended and Restated Bylaws of Grupo TMM, S.A.B., as registered with the Public Registry of Commerce on January 15, 2010, together with an English translation (incorporated herein by reference to Exhibit 1.1 of the Company’s Form 20-F filed on June 30, 2010).

2.1**
Specimen Ordinary Participation Certificate, together with an English translation (incorporated herein by reference to Exhibit 4.1 of the Registration Statement on Form F-1 - Registration No. 33-47334).

2.2
Form of Amended and Restated Deposit Agreement (the “Deposit Agreement”) among the Company, The Bank of New York Mellon, as depositary and all owners and holders of American Depositary Shares (incorporated by reference to Exhibit 1 of the Company’s Registration Statement on Form F-6 - Registration No. 333-163562).

2.3
Trust Agreement, dated November 24, 1989 (the “CPO Trust Agreement”), between Nacional Financiera, S.N.C., as grantor, and as CPO Trustee, together with an English translation (incorporated herein by reference to Exhibit 2 of the Company’s Registration Statement on Form F-6 - Registration No. 333-163562).

2.4**	Public Deed, dated January 28, 1992, together with an English translation (incorporated herein by reference to Exhibit 4.5 of the Registration Statement on Form F-1 - Registration No. 33-47334).

2.5*	Description of securities registered under Section 12 of the Securities Exchange Act of 1934.

8.1*	List of Main Subsidiaries.

12.1*	Section 302 Certification of Chief Executive Officer.

12.2*	Section 302 Certification of Chief Financial Officer.

13.1*	Section 906 Certification of Chief Executive Officer.

13.2*	Section 906 Certification of Chief Financial Officer.

15.1*	Consent letter of Salles, Sainz - Grant Thornton, S.C.

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

Date: May 16, 2023

Consolidated Financial Statements and Report of Independent Registered Public Accounting Firm

Grupo TMM, S.A.B. and Subsidiaries

December 31, 2022, and 2021

Salles, Sainz – Grant Thornton, S.C. Periférico Sur 4348 Col. Jardines del Pedregal 04500, Mexico City www.grantthornton.mx

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of

Grupo TMM, S.A.B.:

Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Grupo TMM, S.A.B. and subsidiaries (‘Grupo TMM’ or the ‘Company’) as of December 31, 2022 and 2021, the related consolidated statements of profit or loss, comprehensive income, changes in stockholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2022 and the related notes (collectively referred to as the ‘financial statements’). In our opinion, the financial statements present fairly, in all material respects, the financial position of Grupo TMM as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board.

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

Going concern evaluation

As of December 31, 2022, Grupo TMM presents recurrent losses, which were duplicated in the period of the COVID-19 pandemic. Group Management currently continues to restructure its strategic business units, in order to generate profits and successfully improve its liquidity and leveraging indicators.

Based on evaluations carried out as mentioned in Note 1, Management determined that its consolidated financial statements as at December 31, 2022 have been prepared under the assumption that it operates on a going concern basis. Pursuant to the effects described in the above paragraph, the transportation profit (loss) of the last fiscal years and the accumulated deficit as at December 31, 2022, this going concern evaluation is considered a critical audit matter.

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

We have served as the Company’s auditor since 2005.

Mexico City, Mexico
May 16, 2023

Table of Contents	3
Grupo TMM, S.A.B. and Subsidiaries

Consolidated statements of financial position
As at December 31, 2022 and 2021
(Amounts in thousands of pesos, except number of shares)

	2022	2021
Assets
Current
Cash and cash equivalents (Note 6)	$94,733	$39,567
Restricted cash (Note 6)	2,059	48,203
Trade receivables, net (Note 7)	471,514	401,087
Other accounts receivable (Note 8)	337,095	272,021
Related parties (Note 15)	39,468	65,057
Materials and supplies	51,261	62,534
Prepayments	3,142	6,649
Assets classified as held for sale (Note 9)	272,500	455,157
Total current assets	1,271,772	1,350,275

Non-current
Other accounts receivable (Note 8)	273,314	280,000
Property, vessels and equipment, net (Note 9)	1,490,771	1,540,938
Right-of-use assets (Note 10)	268,938	337,232
Intangible assets (Note 12)	157,453	160,111
Concession rights, net (Note 11)	-	-
Other non-current assets	39,136	43,714
Total non-current assets	2,229,612	2,361,995
Total assets	$3,501,384	$3,712,270

Liabilities
Short-term
Short-term portion of the financial debt (Note 14)	$35,030	$57,106
Short-term leases liabilities (Note 10)	68,929	121,378
Trade payables	437,382	437,005
Accounts payable and accrued expenses (Note 16)	503,874	470,068
Related parties (Note 15)	165,280	144,966
Total short-term liabilities	1,210,495	1,230,523

Long-term
Long-term portion of the financial debt (Note 14)	32,475	65,601
Long-term lease liabilities (Note 10)	218,146	288,497
Accounts payable	-	-
Employee benefits (Note 23)	84,652	102,375
Deferred income tax (Note 21)	154,592	206,176
Total long-term liabilities	489,865	662,649
Total liabilities	1,700,360	1,893,172

Stockholders’ equity (Note 17):
Share capital (103,760,541 shares authorized and issued)	2,216,733	2,216,733
Treasury shares (1,577,700 shares)	(46,805)	(46,805)
Accumulated losses	(1,131,283)	(1,165,223)
Other components of equity	729,092	778,468
Controlling interest	1,767,737	1,783,173
Non-controlling interest	33,287	35,925
Total stockholders’ equity	1,801,024	1,819,098
Total liabilities and stockholders’ equity	$3,501,384	$3,712,270

The attached notes are part of these consolidated statements.

Table of Contents	4
Grupo TMM, S.A.B. and Subsidiaries

Consolidated statements of profit or loss
For the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of pesos, except per share amounts and number of shares)

	2022	2021	2020

Revenue from transportation (Note 18)	$1,683,056	$1,351,713	$1,203,281

Costs and expenses:
Salaries, wages and employee benefits (Note 23)	285,316	253,135	341,399
Leases (Note 10)	700,449	565,371	312,463
Contracted services	345,215	292,423	293,543
Fuel, materials and supplies	194,029	147,461	170,753
Depreciation, amortization and loss from revaluation	99,519	117,202	141,051
Other costs and expenses	15,639	16,842	15,635
	1,640,167	1,392,434	1,274,844
Transportation profit (loss)	42,889	(40,721)	(71,563)

Other expenses (Note 19)	(10,378)	(169,343)	(257,225)
Operating profit (loss)	32,511	(210,064)	(328,788)

Comprehensive financing cost:
Interest income	533	266	7,097
Interest expense and other financial costs (Note 20)	(61,563)	(62,576)	(75,654)
Exchange (loss) gain, net	(169)	3,177	(25,145)
	(61,199)	(59,133)	(93,702)
Loss before taxes	(28,688)	(269,197)	(422,490)

Income tax benefit (Note 21)	29,591	21,143	19,334
Net profit (loss) for the year	$903	$(248,054)	$(403,156)

Attributable to:
Non-controlling interest	(2,638)	(5,482)	(5,025)
Controlling interest	3,541	(242,572)	(398,131)
	$903	$(248,054)	$(403,156)

Earning per share for the year (Note 24)
Profit (loss) per share for the year	$0.035	$(2.374)	$(3.896)

Weighted average number of shares for the year	102,182,841	102,182,841	102,182,841

The attached notes are part of these consolidated statements.

Table of Contents	5
Grupo TMM, S.A.B. and Subsidiaries

Consolidated statements of comprehensive income
For the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of pesos)

	2022	2021	2020

Net profit (loss) for the year	$903	$(248,054)	$(403,156)

Other comprehensive income:
Items that will not be subsequently reclassified to profit or loss
Actuarial gains, net (Note 23)	31,121	33,691	10,953
Revaluation surplus (Note 25)	(58,231)	(291,200)	314,436
Income tax on other comprehensive income	8,133	77,253	(97,617)
Total of other comprehensive loss for the year	(18,977)	(180,256)	227,772
Comprehensive loss for the year	$(18,074)	$(428,310)	$(175,384)

Attributable to:
Non-controlling interest	(2,638)	(5,482)	(5,025)
Controlling interest	(15,436)	(422,828)	(170,359)
	$(18,074)	$(428,310)	$(175,384)

The attached notes are part of these consolidated statements.

Table of Contents	6
Grupo TMM, S.A.B. and Subsidiaries

Consolidated statements of changes in stockholders’ equity
For the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of pesos, except number of shares)

	Number of				Other		Non	Total
	outstanding	Share	Treasury	Accumulated	components		controlling	stockholders’
	common shares	capital	shares	losses	of equity	Subtotal	interest	equity

Balances as at December 31, 2019	102,182,841	$2,216,733	$(46,805)	$(565,526)	$771,958	$2,376,360	$46,432	$2,422,792

Net loss for the year	-	-	-	(398,131)	-	(398,131)	(5,025)	(403,156)
Other comprehensive income	-	-	-	55	227,717	227,772	-	227,772
Comprehensive income for the year						(170,359)	(5,025)	(175,384)
Balances as at December 31, 2020	102,182,841	2,216,733	(46,805)	(963,602)	999,675	2,206,001	41,407	2,247,408

Net loss for the year	-	-	-	(242,572)	-	(242,572)	(5,482)	(248,054)
Other comprehensive income	-	-	-	40,951	(221,207)	(180,256)	-	(180,256)
Comprehensive loss for the year						(422,828)	(5,482)	(428,310)
Balances as at December 31, 2021	102,182,841	2,216,733	(46,805)	(1,165,223)	778,468	1,783,173	35,925	1,819,098

Net income for the year	-	-	-	3,541	-	3,541	(2,638)	903
Other comprehensive loss	-	-	-	30,399	(49,376)	(18,977)	-	(18,977)
Comprehensive loss for the year						(15,436)	(2,638)	(18,074)
Balances as at December 31, 2022	102,182,841	$2,216,733	$(46,805)	$(1,131,283)	$729,092	$1,767,737	$33,287	$1,801,024

The attached notes are part of these consolidated statements.

Table of Contents	7
Grupo TMM, S.A.B. and Subsidiaries

Consolidated statements of cash flow
For the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of pesos)

	2022	2021	2020

Cash flows from operating activities:

Loss before taxes	$(28,688)	$(269,197)	$(422,490)
Adjustments to reconcile the profit with cash used in
operating activities:
Depreciation, amortization and loss from revaluation	99,519	117,202	141,051
Impairment loss for the period	7,277	199	20,140
Loss (gain) from the disposal of property, vessels and equipment, net	57,804	132,956	(153)
Interest expense	55,891	59,164	72,093
Interest income	(533)	(266)	(7,097)
Exchange loss (gain), net	1,479	4,531	43,873
Gain from the sale of subsidiaries	-	-	(451)

Changes in assets and liabilities:
Accounts receivable	(45,804)	(256,724)	(80,333)
Other accounts receivable and related parties	(19,171)	60,081	162,437
Materials and supplies	11,273	(8,681)	7,111
Prepayments	3,507	25,816	(9,769)
Other accounts payable and accrued expenses	34,183	129,454	(145,729)
Other non-current assets	7,698	(21,550)	4,702
Employee benefits	(17,723)	(51,108)	2,002
Total adjustments	195,400	191,074	209,877
Cash used in operating activities	166,712	(78,123)	(212,613)

Cash from investment activities
Proceeds from sale of property, vessels and equipment	8,853	96,736	614
Acquisition of property, vessels and equipment	(25,231)	(75,468)	(28,375)
Sale of subsidiaries, net	-	-	33,985
Interest received	533	266	7,097
Cash from investment activities	(15,845)	21,534	13,321

Cash flow from financing activities
Proceeds from debt	4,300	46,133	31,419
Proceeds from debt related parties	3,550	46,215	-
Repayment of debt	(35,504)	(29,781)	(123,703)
Repayment of leases	(97,807)	(52,250)	(90,432)
Interest paid	(8,571)	(9,487)	(22,712)
Cash from (used in) financing activities	(134,032)	830	(205,428)

Restricted cash release	46,144	-	-
Exchange effect on cash	(7,813)	(9,984)	33,316
(Decrease) increase in cash and cash equivalents	55,166	(65,743)	(371,404)
Cash and cash equivalents, beginning of year	39,567	105,310	476,714
Cash and cash equivalents, end of year	$94,733	$39,567	$105,310

Supplementary information:
Income tax paid	$3,173	$3,104	$10,873

The attached notes are part of these consolidated statements.

Table of Contents	8
Grupo TMM, S.A.B. and Subsidiaries

Notes to the consolidated financial statements
December 31, 2022 and 2021
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

The Company’s activities are grouped into the following service divisions:

•
Maritime: includes specialized offshore shipping services, clean oil, and chemical products shipping, bulk carrier, shipping agency services and other activities related to the maritime transportation business.

•	Maritime infrastructure: correspond to revenues for minor and major repairs and maintenance to ships made at the facilities of the Company (shipyard).

•	Logistics, ports and terminals: includes the operations of logistics solutions services and container and railcar maintenance and repair services, inland and seaport terminal services.

•	Warehousing: includes bonded warehouse operations and management.

COVID-19 Impact and business strategy

On March 11, 2020, the WHO declared COVID-19 to be a pandemic. In response, the governments throughout all the world, including Mexico, have implemented various extraordinary measures to control its spread, including travel restrictions, quarantines, and the suspension of all non-essential activities.

On May 5, 2023, the WHO officially declared the end of the COVID-19 pandemic in the world. By the same token, the government of Mexico announced that the country is closing the epidemic cycle and is moving toward an endemic.

Table of Contents	9
Our main challenge and concern was the relationship with customers. The decrease in sales was due to the suspension of its activities, cancellation of purchase orders or projects and/or the changes in its priorities.

Likewise, events such as closing borders and accesses, delayed deliveries, renegotiating payments to suppliers, requests for extensions of our credits, supply limitations, the high demand for essential activities with a reduced workforce, insufficient capacity to satisfy the supply chain, as well as delayed deliveries were among the main issues that we had to deal with throughout the COVID-19 pandemic crisis.

Another no less significant matter is preserving the well-being of collaborators. In this respect, the Company adapted an operating scheme to face the crisis that prevails to date. Today, all operational activities are face-to-face and only administrative activities operate under a hybrid home office / face-to-face scheme.

For fiscal year 2022, the Group’s revenues, particularly in the Ports and Terminals service line, as well as in the maritime agency business, continue to be partially reduced due to the COVID-19 pandemic and the various emergency public health measures enacted. by governments to combat it. Although the Company expects its revenues to improve as the extraordinary measures of the government are lifted and the public health emergency restrictions are removed, as of the date of these consolidated financial statements, the Company cannot quantify the adverse effect that COVID-19 will have on its operating profit for fiscal 2023.

In view of the foregoing and other conditions beyond the control of the Group, operating profit can be volatile and subject to change rapidly as the situation of COVID-19 develops. Consequently, the Company has taken various measures to maintain business continuity and strengthen its financial position, which are detailed below. In the future, the Company will continue to supervise the development of the COVID-19 pandemic closely, including its effect on the businesses, financial conditions, and operating profit of the Company.

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

Table of Contents	10
•
The Company is implementing actions to help guarantee that financial and audit reporting processes continue to be sound, and as timely as possible in the middle of the global crisis of the COVID-19 pandemic. These actions include, among other things; (i) the implementation of new controls for emergency procedures; (ii) close monitoring of IT access controls to enable remote work to be performed; (iii) controls for mitigating the possible increase in cyber risks arising from a higher level of remote work; (iv) where it is not possible to conduct face-to-face controls, identify, and implement alternative controls appropriately designed to offset the lack of information. In addition, the Group is implementing an alternative audit plan to test the operating effectiveness of controls remotely, due to travel restrictions.

The business strategy of the Group posed since the outbreak of COVID-19 for the purpose of, among other things, mitigating the effects of the Pandemic, is centered primarily on the following:

•
Strengthen businesses related to the Maritime Sector by adding more vessels specialized in our Offshore operations services, as well as increasing the customer base in chemical tankers and maritime agency.

•	Increase the installed capacity in our maritime infrastructure operations (shipyard in Tampico) to have a new floating dock beginning 2024.

•	Maintaining efficient, profitable operations at Ports and Terminals, Logistics, and Storage.

•	Diversification and expansion of services through strategic alliances or associations with which the markets in which we participate are also developed.

•
Business development with assets strategically located in Tuxpan, Veracruz, and the investment opportunities existing in the oil and gas storage sector, as general freight for developing liquid and multiple use terminals, such as lubricants, fertilizers, and grains, conditioned with modern equipment for handling and storing highest quality, fast and safe merchandise.

•
Disciplined, ongoing control of expenses, as well as optimizing the size of personnel in accordance with the implementation of the plans  described above that, overall, allow for the financial strengthening and implementation of its short and medium-term projects.

Labor reform on holidays

On December 27, 2022, the Decree reforming articles 76 and 78 of the Federal Labor Law regarding vacations was published in the Official Gazette of the Federation, which is effective on January 1, 2023. The main change derived from this reform is to extend the vacation periods for employees by increasing the minimum period by 6 additional days, and to adjust the mechanics of subsequent annual increases.

The effect of the aforementioned modification was not significant for the financial position and results of the Company.

Table of Contents	11
Structure of Grupo TMM

At December 31, 2022 and 2021, Grupo TMM holds the percentage of equity interest in various subsidiaries, the most significant are as follows:

	% of ownership
	2022	2021
Maritime
Transportación Marítima Mexicana, S.A. de C.V.	100%	100%
TMM Parcel Tankers, S.A. de C.V.	100%	100%
Administradora Marítima TMM, S.A.P.I. de C.V.	100%	100%

Maritime Infrastructure
Inmobiliaria Dos Naciones, S. de R.L. de C.V.	100%	100%

Warehousing
Almacenadora de Depósito Moderno, S.A. de C.V. (Warehouse)	100%	100%
TMM Almacenadora, S.A.P.I. de C.V.	100%	100%

Ports, terminals and logistics
TMM Logistics, S.A. de C.V.	100%	100%
Autotransportación y Distribución Logística, S.A. de C.V.	100%	100%
Prestadora de Servicios MTR, S.A. de C.V.	100%	100%
Bimonte, S.A. de C.V.	100%	100%
Caoba Energía, S. de R.L. de C.V.	100%	100%
Services & Solutions Optimus, S. de R.L de C.V.	100%	100%
Servicios Administrativos API Acapulco, S.A. de C.V.	51%	51%
Administración Portuaria Integral de Acapulco, S.A. de C.V.	51%	51%

Payroll outsourcing
Mexschiff Operación de Personal, S.A.P.I. de C.V.	100%	100%
Omexmar Operadora Mexicana Marítima, S.A.P.I. de C.V.	100%	100%
Perhafen Services Marítimos, S.A.P.I. de C.V.	100%	100%
TMM Dirección Corporativa, S.A.P.I. de C.V.	100%	100%
Perjomar Operadora, S.A.P.I. de C.V.	100%	100%

Property leasing
Inmobiliaria TMM, S.A. de C.V.	100%	100%

The Company’s subsidiaries are incorporated in Mexico, where most of their activities take place.

Non-controlling interest in subsidiaries

Grupo TMM holds an equity interest in the subsidiaries Administración Portuaria Integral de Acapulco, S.A. de C.V. and Servicios Administrativos API Acapulco, S.A. de C.V., for which there is non-controlling interest; the associated effect on the Company’s consolidated financial statements is considered immaterial. These companies are established and conduct their activities in Mexico. As of July 2021, these companies ceased operations (see Notes 11a).

Table of Contents	12
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

(b)
The Company lost control of its subsidiary TMM División Marítima, S.A. de C.V. (TMM DM) in 2017, retaining 15% equity in its capital without exerting significant influence. Accordingly, this investment has been classified as an investment in associate. As of December 31, 2022, and 2021, the value of this investment is nil, since the stockholders’ equity of TMM DM is negative. Moreover, in accordance with the statutes of TMM DM, the stockholders only assume obligation in connection with their equity up to the amount thereof.

2	General information and statement of compliance with IFRS

Grupo TMM’s head office is located at Paseo de la Reforma N° 296 piso 19, Colonia Juárez, Alcaldía Cuauhtémoc, C.P. 06600, Mexico City. In addition, a significant portion of its maritime division activities is conducted at Calle 55 N° 2 Col. Electricistas C.P. 24120 Cd. del Carmen, Campeche.

Grupo TMM’s shares are listed on the Mexican Stock Exchange, where they trade under the symbol TMM A.  In the United States, Grupo TMM’s shares trade on the “Over-the-Counter” (‘OTC’) market in the form of American Depositary Shares (‘ADSs’) under the symbol GTMAY.

Grupo TMM and its subsidiaries prepare their consolidated financial statements in accordance with International Financial Reporting Standards (‘IFRS’), as issued by the International Accounting Standards Board (‘IASB’), and these are presented in thousands of Mexican pesos. Moreover, they have been prepared under the assumption that the Group operates on a going concern basis, which assumes that the Group may liquidate its liabilities on the dates they become due and payable. To confirm the validity of the use of the going concern assumption, the Company has considered the following specific factors.

Taking into account that the performance of fiscal 2022 was positive, the strategy of the Group will be focused on:

•
Strengthening businesses related to the Maritime Sector by adding more vessels specialized in Offshore operations services, as well as increasing the customer base in chemical tankers and maritime agency. Toward the end of the third quarter of 2023, 2 ships known as “mud boats” are planned to be incorporated that will mainly provide generation, conditioning, recovery, and transportation of perforation fluids services, which are used during perforation, repair, and oil well termination operations, which significantly support the crude production activity.

•
Increasing the installed capacity in maritime infrastructure operations (shipyard in Tampico) to have a new floating dock beginning the second quarter of 2023, which will enable the Company to integrate up to 945 of the potential offshore vessels that operate in the Gulf of Mexico. The Company plans to have an additional dock with greater capacity in the medium-term that will also allow for building naval artifacts.

Table of Contents	13
•	Maintaining efficient, profitable operations at Ports and Terminals, Logistics, and Storage.

•	Diversifying and expanding services through strategic alliances or associations with which the markets in which we participate are also developed.

•
Business development with assets strategically located in Tuxpan, Veracruz, and the investment opportunities existing in the oil and gas storage sector, as general freight for developing liquid and multiple use terminals, such as lubricants, fertilizers, and grains, conditioned with modern equipment for handling and storing highest quality, fast and safe merchandise.

•
Disciplined, ongoing control of expenses, as well as optimizing the size of personnel in accordance with the implementation of the plans described above that, overall, allow for financially strengthening and implementing its short and medium-term projects.

Based on these factors, Management reasonably expects that the Group has and will have appropriate resources to continue with its operating existence in the foreseeable future.

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

New Standards adopted as of January 1, 2022

Some accounting pronouncements which have become effective from 1 January 2022 and have therefore been adopted do not have a significant impact on the Company’s financial results or position.

Other Standards and amendments that are effective for the first time in 2022 and could be applicable to the Company are:

•	Reference to the Conceptual Framework (Amendments to IFRS 3)

•	COVID-19 – Related Rent Concessions beyond 30 June 2021 (Amendments to IFRS 16)

•	Property, Plant and Equipment: Proceeds Before Intended Use (Amendments to IAS 16)

•	Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37)

•	Annual Improvements (2018-2020 Cycle):

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

Table of Contents	14
Other new standards and amendments that are not yet effective and have not been adopted early by the Company include:

•	IFRS 17 ‘Insurance Contracts’

•	Amendments to IFRS 17 ‘Insurance Contracts’ (Amendments to IFRS 17 and IFRS 4)

•	Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

•	Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)

•	Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction (Amendments to IAS 12)

•	Disclosure of Accounting Policies (Amendments to IAS 1)

•	Definition of Accounting Estimates (Amendments to IAS 8)

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

The Company’s financial statements have been prepared on an accrual basis and under the historical cost convention except for the revaluation of properties. Monetary amounts are expressed in Mexican pesos and are rounded to the nearest thousands, except for earnings per share.

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

Table of Contents	15
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

Table of Contents	16
4.4	Foreign currency translation

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

Materials and supplies, consisting mainly of fuel and items for the maintenance of property, vessels and equipment, are valued at average cost and acquisition value.

4.7	Prepayments

Represent prepayments for services that will be received in the future and are amortized in the period when said services are received.

4.8	Property, vessels and equipment

Properties and vessels

The properties (land and buildings) are measured at fair value, which are determined by external professional valuers every four years or before if the market factors indicate a significant change in the fair value. The last valuation of these assets was in December 2019.

Until December 31, 2021, the vessels are measured at fair value, the revalued amounts were determined using the revenue technique (expected future cash flows). The frequency of the revaluations for this class of assets will be based on the changes of the fair values, meaning when these values significantly differ from their carrying value. The Company has revalued this class of assets through December 31, 2020. At the end of 2022 and 2021 the Company no longer owns these vessels (see Note 9).

Table of Contents	17
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

Construction in progress

Disbursements attributable to construction of assets that are identifiable and may be controlled by the Company are recognized as assets when they meet the following conditions:

●	it is technically possible to complete the construction of the asset so that it can be available to be used;

●	management has the intent of completing the asset to use it;

●	it can be proven that the asset will generate economic benefits in the future;

●	adequate technical, financial or another type of resources are available to complete the asset; and

●	the disbursement attributable to the asset during its construction can be determined reliably.

Table of Contents	18
4.9	Leased assets

The Company as lessee

The Company makes the use of leasing arrangements principally of warehouse, courtyards, corporate building and cranes. The rental contracts for facilities are typically negotiated for terms of between 1 and 10 years and some of these have extension terms. Lease terms for cranes have lease terms of between 1 and 2 years without any extension terms. The Company does not enter into sale and leaseback arrangements. All the leases are negotiated on an individual basis and contain a wide variety of different terms and conditions.

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

Table of Contents	19
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

Table of Contents	20
4.11	Impairment testing of long-lived assets

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

Table of Contents	21
Classification and initial measurement of financial assets

Except for those trade receivables that do not contain a significant financing component and are measured at the transaction price in accordance with IFRS 15, all financial assets are initially measured at fair value, adjusted by transaction costs (where applicable).

Financial assets are classified into the following categories:

●	amortized cost

●	fair value through profit or loss (FVTPL)

●	fair value through other comprehensive income (FVOCI).

In the periods presented the Company does not have any financial assets categorized as FVTPL or FVOCI.

The classification is determined by both:

●	the Company’s business model for managing the financial asset; and

●	the contractual cash flow characteristics of the financial asset.

All income and expenses relating to financial assets that are recognized in profit or loss are presented within financial costs and income; except for impairment of trade receivables which is presented in the heading of ‘Other costs and expenses’.

Subsequent measurement of financial assets

Financial assets at amortized cost

Financial assets are measured at amortized cost if the assets meet the following conditions:

●	they are held within a business model whose objective is to hold the financial assets and collect its contractual cash flows; and

●	the contractual terms of the financial assets give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding.

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

The accumulated losses include the profit (loss) for the year and previous periods.

Other components of equity capital include:

●	revaluation surplus, including gains and losses from the revaluation of vessels and properties;

●	statutory reserve corresponds to the separation of earnings withheld for this reserve;

●	additional paid-in capital is equivalent to the amount received in excess of the par value of the shares;

●	translation result represents the cumulative effect of the change in functional currency in previous years; and

●
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

Offshore vessels and “loderos”

These revenues derive from the transport of materials, personnel, equipment and spare parts, positioning and handling of anchors of marine platforms and barges, support for inspection and underwater exploration with specialized vessels, protection services provided with ships against fire, and administration and operation of ships to third parties, as well as offshore and in-port fluid processing services, through Grupo TMM or third-party vessels, usually in periods of 1 year for ‘time charter’ contracts and 1 to 30 days, under the ‘SPOT’ mode, the rate is fixed and is established at the beginning of the contract based on market prices.

The performance obligation is satisfied when the offshore services are provided and received by the customers, the revenues are recognized over time on a straight-line basis over the term of each contract. Since the costs required to provide service under these contracts do not vary significantly, such method best depicts the transfer of services.

Amounts that remain uncollected at the end of the reporting period are presented in the statement of financial position as contract assets as it takes more than just a passage of time for them to become due for payment. Grupo TMM generally does not receive advances in excess of the amount of obligations satisfied and therefore no balances of contract liabilities are incurred.

Table of Contents	26

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

Maritime administration services

Until the month of August 2022, they correspond to revenues for services rendered for contracting, operating, and managing shipments, mainly offshore service providers. The rate for these services is determined by applying a 2.85% profit margin to the costs incurred by the Company for rendering services. This percentage is reviewed annually, and it can be increased under certain circumstances, but by applying it beginning the year subsequent to its modification, these services are considered a single performance obligation. Accordingly, the consideration is totally allocated; revenues are recognized over time as the related costs are incurred by applying the corresponding profit margin. The amounts are billed monthly, in accordance with these referred to above; therefore, neither asset balances nor contract liabilities are generally generated.

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

Table of Contents	27
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

The Company has four operating segments: maritime division, maritime infrastructure, logistics ports and terminals division and warehousing division. These operating segments are monitored by the Company’s Management, who are responsible for making strategic decisions, which are made based on adjusted operating segment results. In identifying its operating segments. Management follows Grupo TMM’s service lines, which represent the main services provided by the Company.

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

Table of Contents	28
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

Measures of fair value

Management uses valuation techniques to measure the fair value of its properties. This results in Management preparing estimates and assumptions based on market information and using observable data that could be used by market participants to assign a price to the asset. These fair value estimates for these non-financial assets can vary from the actual prices obtained on operations at market value on the reporting date, as well as future results and the discount rate (see Note 25).

Table of Contents	29
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

Effect of estimation uncertainty:

The effect of a change in the incremental borrowing rate for leases entered into during the reporting period is shown in the table below:

Estimate	Change in estimate	Effect on right-of-use asset	Effect on lease liability
Incremental borrowing rate	1% increase in the rate	Reduces by $5,990	Reduces by $5,990

5	Acquisitions and disposals

Disposal of subsidiaries

Years 2022 and 2021

During fiscal years 2022 and 2021 no subsidiaries were disposed of.

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

Acquisition of subsidiaries

During 2022, 2021 and 2020 no company was acquired.

6	Cash and cash equivalents

Cash and cash equivalents as of December 31, 2022 and 2021, are summarized as follows:

	2022	2021
Cash on hand	$634	$738
Cash at banks	74,554	38,829
Short-term investments (a)	19,545	-
	$94,733	$39,567

(a)	Includes fix-term deposits (promissory notes) and repurchase/resell agreements with terms up to 3 days.

Table of Contents	30
Restricted cash

As of December 31, 2021, restricted cash amounting to $48,203 represents the amount required for guaranteeing payments, in accordance with credit agreements, and the guarantee fund on the sale of Terminal Marítima de Tuxpan S.A. de C.V. (TMT) In October 2022, a restricted cash, attributable to TMT of $1.9 million dollars (approx. $36.8 million pesos), was released, leaving only in the restricted cash a reserve of $2.0 million pesos, necessary for foreign trade activities used for the storage business.
7	Trade receivables

Trade receivables as of December 31, 2022 and 2021, are summarized as follows:

	2022	2021
Maritime
Offshore vessels	$166,703	$187,742
Parcel tankers	12,604	10,071
Bulk Carrier	33,896	-
Shipping agencies	26,904	7,839

Maritime infrastructure
Shipyard	56,343	59,942

Ports, terminals and logistics
Port services	100	889
Repair of containers	9,970	20,705
Automotive services	795	1,277
Commercial leases	-	66

Warehousing and other businesses
Warehousing	60,040	35,560
Other businesses	1,335	1,267
Total trade receivables	368,690	325,358
Contract assets	128,799	96,023
Allowance for doubtful accounts	(25,975)	(20,294)
	$471,514	$401,087

All amounts are short-term. The net carrying value of trade accounts receivables is considered a reasonable approximation to fair value.

The activity in the allowance for doubtful accounts is presented below:

	2022	2021
Balance as of January 1	$20,294	$21,218
Impairment loss for the period	7,277	199
Receivables written off during the year	(1,596)	(1,123)
Balance as of December 31	$25,975	$20,294

Table of Contents	31
Note 26 includes disclosures related to credit risk exposures and the analysis related to the allowance for expected credit losses. In 2022 and 2021 the impairment loss was calculated applying the expected credit loss model in accordance with IFRS 9.

8	Other accounts receivable

Other accounts receivable as of December 31, 2022 and 2021, are summarized as follows:

	2022	2021
Current
Recoverable taxes	$193,508	$202,903
Services for port, maritime and other operations	112,714	57,620
Employees	4,549	3,287
Insurance claims	794	842
Others	25,530	7,369
	337,095	272,021

Non-current
Value added tax recoverable (a)	273,314	280,000
	$610,409	$552,021

(a)	During the 2022 and 2021, the VAT recovery processes have been affected by practices of the tax authorities to extend the recovery periods.

9	Property, vessels and equipment

Property, vessels and equipment as of December 31, 2022 and 2021 are summarized as follows:

	2022
	Net balances at beginning of year	Additions	Disposals		Transfers and others	Depreciation / loss from revaluation	Net balances at year end	Estimated useful lives(years)
Maritime equipment	$70,838	$-	$-		$(4,099)	$13,160	$53,579	3
Shipyard	149	-	-		-	35	114	40
Major vessel maintenance	1,945	-	-		15,185	2,548	14,582	2.5
Buildings and facilities	116,714	425	-		(9,780)	3,544	103,815	20 y 25
Warehousing equipment	387	290	-		(1)	75	601	10
Computer equipment	277	49	-		(5)	139	182	3 y 4
Terminal equipment	23,337	1	-		(2)	2,340	20,996	10
Ground transportation equipment	2,564	1,321	-		-	753	3,132	4.5 y 10
Other equipment	8,434	3,620	-		(458)	1,495	10,101
	224,645	5,706	-		840	24,089	207,102
Lands	1,199,550	-	61,973	(a)	9,597	-	1,147,174
Constructions in progress	116,743	19,525	-		227	-	136,495
	$1,540,938	$25,231	$61,973		$10,664	$24,089	$1,490,771

Table of Contents	32
	2021
	Net balances at beginning of year	Additions		Disposals		Transfers and others		Depreciation / loss from revaluation	Net balances at year end	Estimated useful lives(years)
Vessels	$182,055	$-		$119,832	(b)	$(51,591)	(c)	$10,632	$-	25
Maritime equipment	-	33,836		-		37,002		-	70,838	3
Shipyard	190	-		-		-		41	149	40
Major vessel maintenance	6,858	-		5,486		2,376		1,803	1,945	2.5
Buildings and facilities	286,232	-		48,869	(d)	(108,094)	(c)	12,555	116,714	20 y 25
Warehousing equipment	450	-		-		-		63	387	10
Computer equipment	397	100		-		-		220	277	3 y 4
Terminal equipment	24,309	1,381		-		-		2,353	23,337	10
Ground transportation equipment	3,730	54		-		-		1,220	2,564	4.5 y 10
Other equipment	9,500	89		-		23		1,178	8,434
	513,721	35,460		174,187		(120,284)		30,065	224,645
Lands	1,934,345	-		158,287	(d)	(576,508)	(c)	-	1,199,550
Constructions in progress	83,930	40,008	(e)	-		(7,195)		-	116,743
	$2,531,996	$75,468		$332,474		$(703,987)		$30,065	$1,540,938

All the amounts for depreciation and for loss from revaluation are included as part of the depreciation, amortization, and loss from revaluation on the consolidated statements of profit or loss.

The accumulated depreciation on property, vessels and equipment at December 31, 2022 and 2021 is $141,427 and $197,950, respectively.

(a)
It consists of the retirement of 5 real properties in August, the real property named “El Montero” and 4 real properties classified as available-for-sale, pursuant to the accord and satisfaction contract with Fibra FUNO for the total payment of liabilities in benefit of Fibra FUNO in lease agreements. A total loss was incurred on the operation in the amount of $57,804. (See Note 10).

(b)
On January 8, 2021, the ship “Olmeca” was sold to company Athene Shipping Limited, which was delivered in Singapore. The advance received was used to prepay the line of credit with Act Maritime LLC for $3.5 million dollars in December 2020.

(c)	It is mainly made up of the transfer to the assets classified as held for sale for $446,951 and the cancellation of the revaluation surplus for $284,584.

(d)	It is mainly made up of the write-offs of 3 properties for $191,000, registering a loss of $130,000, recorded under other expenses (see Note 19).

(e)	Corresponds mainly to investments in Inmobiliaria Dos Naciones, S. de R.L. of C.V. for the Dam project.

Table of Contents	33

If the cost model had been used, the revalued carrying amounts for vessels, land and properties as of December 31, 2022 and 2021, would be as follows:

	2022	2021
Lands	$653,640	$715,613
Properties	126,675	133,342
	$780,315	$848,955

The revalued amounts include a revaluation surplus of $753,439 and $824,600 in 2022 and 2021, respectively, before taxes, which is not available for distribution to stockholders (see Note 17).

Fair value measurement

See Note 25 regarding the measuring of fair value for properties.

Guarantees

At the end of 2022 and 2021, there were three properties securing various bank loans. Likewise, as of December 31, 2022 and 2021, there was an RTG crane under guarantee with ‘PNC Bank, N.A.’.

10	Leases

Right-of-use assets

	2022
	Warehouse		Cranes	Courtyards	Major vessel maintenance	Corporate building		Total
Gross carrying amount
Balance 1 January 2022	$346,095		$11,722	$71,397	$22,135	$92,170		$543,519
Additions	57,524		4,977	56,564	-	-		119,065
Disposals	157,878	(b	11,722	48,182	-	92,170	(a	309,952
Balance at 31 December 2022	245,741		4,977	79,779	22,135	-		352,632

Depreciation
Balance 1 January 2022	138,709		11,268	33,459	9,684	13,167		206,287
Disposals	129,255	(b	11,399	34,701	-	21,070	(a	196,425
Depreciation	47,809		2,204	10,382	5,534	7,903		73,832
Balance 31 December 2022	57,263		2,073	9,140	15,218	-		83,694
Carrying amount 31 December 2022	$188,478		$2,904	$70,639	$6,917	$-		$268,938

Table of Contents	34
	2021
	Warehouse	Cranes	Courtyards	Major vessel maintenance	Corporate building	Total
Gross carrying amount
Balance 1 January 2021	$287,641	$11,722	$60,035	$22,135	$92,170	$473,703
Additions	58,454	-	11,362	-	-	69,816
Disposals	-	-	-	-	-	-
Balance at 31 December 2021	346,095	11,722	71,397	22,135	92,170	543,519

Depreciation
Balance 1 January 2021	83,036	7,157	22,495	4,150	2,633	119,471
Disposals	-	-	-	-	-	-
Depreciation	55,673	4,111	10,964	5,534	10,534	86,816
Balance 31 December 2021	138,709	11,268	33,459	9,684	13,167	206,287
Carrying amount 31 December 2021	$207,386	$454	$37,938	$12,451	$79,003	$337,232

(a)
It corresponds to the cancellation of the lease agreement of Torre Latino y Cuspide in August, pursuant to the accord and satisfaction contract in payment of 5 real properties with Fibra FUNO (see note 9a). Moreover, as part of the contract, Fibra FUNO accepts to liquidate the credit in benefit of Banco de Bajio in the amount of $22,000, which gave rise to a loss on the transaction in the amount of $57,804 (see Note 19).

(b)	It corresponds to the cancellation of lease agreements for warehouses used for the storage business.

Lease liabilities

As of December 31, 2022 and December 31, 2021, the information on leases is summarized below:

	Short-term	Long-term
2022
Payable in Mexican pesos
Warehouse	$52,581	$150,091
Cranes	2,574	456
Courtyards	7,701	65,990
Major vessel maintenance	6,073	1,609
	$68,929	$218,146

2021
Payable in Mexican pesos
Warehouse	$89,694	$179,292
Cranes	1,248	-
Courtyards	11,482	30,033
Major vessel maintenance	6,404	7,683

Payable in US dollars
Corporate building	12,550	71,489
	$121,378	$288,497

Table of Contents	35
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

The table below describes the nature of Grupo TMM’s leasing activities by type of right-of-use asset recognized in the consolidated statement of financial position:

Right-of-use asset	No. of right-of-use assets leased	Range of remaining term (years)	No. of leases with extension options	No. of leases with purchase option	No. of leases with variable payments linked to an index	No. of leases with termination options
Corporate headquarters	7	1 – 10	2	-	7	-
Warehouse	2	3 – 10	1	-	2	-
Courtyards	1	1	-	-	-	-
Cranes	1	2	-	-	-	-

Lease liabilities are secured with related underlying assets. Future minimum lease payments at 31 December 2022 and 2021 were as follows:

	Within the 1st year	1 to 3 years	3 to 5 years	After 5 years	Total
Balance at December 31, 2022
Lease payments	$103,127	$178,272	$44,319	$70,243	$395,961
Financial charges	(34,198)	(38,237)	(17,071)	(19,380)	(108,886)
Present values, net	$68,929	$140,035	$27,248	$50,863	$287,075

Balance at December 31, 2021
Lease payments	$184,703	$213,311	$102,716	$39,833	$540,563
Financial charges	(63,325)	(48,820)	(13,581)	(4,962)	(130,688)
Present values, net	$121,378	$164,491	$89,135	$34,871	$409,875

Table of Contents	36
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

The expense relating to payments not included in the measurement of the lease liability is as follows:

	2022	2021
Short-term leases (a)	$694,200	$558,178
Leases of low-value assets	6,249	7,193
	$700,449	$565,371

(a)	Corresponds to the leasing of parcel and bulk carrier vessels.

At December 31, 2022 and 2021, Grupo TMM was committed on short-term leases and total commitment at that date was $57,850 and $46,515, respectively.

At December 31, 2022 and 2021, Grupo TMM had no lease commitments that had not yet started.

Total cash outflow for leases for the years ended December 31, 2022 and 2021 were $798,256 and $617,621, respectively.

11	Concession rights

As of December 31, 2022 and 2021, the concession rights are as follows:

	2022	2021	Years to amortize
Administración Portuaria Integral de Acapulco (a)	$94,607	$94,607	10
Accumulated amortization	(94,607)	(94,607)
Concession rights, net	$-	$-

(a)
As of December 31, 2021, the Company holds concession to operate the cruise and vehicle terminal at the port of Acapulco, Guerrero. Under this concession agreements, the Company is obliged to keep the facilities included in the concession in good condition, as well as making monthly payments (fixed and variable), related to the operation (see Note 28). As of June 2022, this concession expired and renewal was not obtained.

The amortization of the concession rights was $1,892, for the year ended December 31, 2021. Monthly payments to the Administración Portuaria Integral de Acapulco were $3,962 in 2021. At the date of delivery of the facilities, the rights paid for this concession in the amount of $94,607, had been fully amortized.

Table of Contents	37
12	Intangible assets

Intangible assets as of December 31, 2022 and 2021, are summarized as follows:

	2022
	Net balances at beginning of year	Additions	Transfers and others	Amortization	Net balances at year end	Estimated useful life (years)
Software	$34,583	$6,165	$-	$8,823	$31,925	3 y 5
Trademark (a)	125,528	-	-	-	125,528	Indefinite
	$160,111	$6,165	$-	$8,823	$157,453

	2021
	Net balances at beginning of year	Additions		Transfers and others	Amortization	Net balances at year end	Estimated useful life (years)
Software	$25,722	$9,305	(b)	$132	$576	$34,583	3 y 5
Trademark (a)	125,528	-		-	-	125,528	Indefinite
	$151,250	$9,305		$132	$576	$160,111

(a)
Corresponds to the rights on the Marmex trademark associated with the maritime division segment, specifically the offshore vessels operation. This trademark is subject to annual impairment testing (see Note 13).

(b)	Corresponds mainly to the SAP Hana system upgrade project.

The accumulated amortization of intangible assets as of December 31, 2022 and 2021, is $10,422 and $1,599, respectively.

13	Impairment of long-lived assets

As of December 31,2022, and 2021, Grupo TMM had performed annual impairment tests. The recoverable amounts of the cash generating units were determined based on calculations of the value in use and fair value less costs of sale as follows:

Vessels and trademark

Vessels are identifiable assets that individually generate cash flows which are largely independent from the flows from other assets or groups of assets. As mentioned in Note 9, the Company sold the last vessel it owned in January 2022, so the value of this asset as of December 31, 2021, was adjusted to its sale price and is presented in the consolidated statements of financial position as an asset available for sale.

The trademark is considered an asset that does not generate flows independently, therefore this was grouped as a cash-generating unit (maritime division segment) together with other long-lived assets in this segment.

The recovery value for these assets was determined as the higher between their value in use and their market value, less selling costs. As of December 31, 2022, and 2021, no impairment losses were determined for these assets.

Table of Contents	38
Properties

The recoverable value of properties was determined as their fair value less costs of sale, which are considered immaterial in terms of the fair value. The determination of fair value is described in Note 25. At December 31, 2022 and 2021, no impairment losses were determined for these assets.

Corporate assets and other long-lived assets

These assets are not identified with any cash-generating unit, therefore these were evaluated at the Grupo TMM level. The recoverable amount of these assets was determined as their value in use. At December 31, 2022 and 2021, no impairment losses were determined for these assets.

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

Growth rates

The growth rates reflect the long-term average for these rates for the maritime segment (all publicly available).

Discount rates

The discount rate reflects adequate adjustments associated with the market risk and the specific risk factors.

Cash flow assumptions

The key assumptions of Management for the maritime segment include stable profit margins, which have been determined based on experience in this market. Grupo TMM Management considers this to be the best information available to forecast this market. The cash flow projections reflect stable profit margins achieved before the period covered by said projections.

No consideration has been given to efficiency improvements and prices and salaries reflect the inflation projected for the industry, which are publicly available.

In addition to the considerations described above for determining the value in use of assets and the cash-generating units described above, Management is currently not aware of any other probable change that could require changes in their estimate. However, the estimate for the recoverable amount for the maritime segment is particularly sensitive to the discount rates.

Table of Contents	39
14	Financial assets and liabilities

Categories of financial assets and liabilities

The financial assets and liabilities as of December 31, 2022 and 2021, are summarized as follows:

	2022	2021
Financial assets
Valued at amortized cost
Cash and cash equivalents	$94,733	$39,567
Restricted cash	2,059	48,203
Trade receivables	334,886	305,064
Other accounts receivable	143,587	69,118
Related parties	39,468	65,057
Total current financial assets	$614,733	$527,009

Financial liabilities
Valued at amortized cost
Short-term portion of the financial debt	$35,030	$57,106
Trade payables	437,382	437,005
Accounts payable and accrued expenses	466,077	438,712
Related parties	165,280	144,966
Total short-term portion of the financial debt	1,103,769	1,077,789
Long-term financial debt	32,475	65,601
Total financial liabilities	$1,136,244	$1,143,390

As of December 31, 2022, and 2021, the carrying value of the financial assets and liabilities at amortized cost is considered similar to their fair value.

Financial debt

The information for financing as of December 31, 2022 and 2021 is summarized as follows:

	2022		2021
	Short-term	Long-term	Short-term	Long-term
Payable in Mexican pesos
Daimler Financial Services México, S. de R.L. de C.V.	$6,946	$6,720	$7,076	$11,103
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

On August 2, 2022, a new agreement was signed with the financial company in order to extend the amortization period, for a total amount of $15.4 million at a fixed rate of 13.0%, with monthly payments of principal and interest and maturing in December 2024.

Table of Contents	40
	2022		2021
	Short-term	Long-term	Short-term	Long-term
Banco Autofin México, S.A. Institución de Banca Múltiple	4,257	3,000	14,732	7,257
Five simple lines of credit with mortgage guarantee initially contracted for $25.5, $45.8, $34.6, $21.6 and $8.4 million at a variable rate of 28-day TIIE plus 450 base points, with monthly payments of principal and interest and maturing in September 2024. The credit for $25.5 was settled on January 14, 2022. The credits for $45.8, $34.6 and $8.4 were settled on July 29, 2022.

On November 26, 2018, a new credit line for $20.0 million was drawn down at a 28-day TIIE variable rate plus 550 base points and due in November 2023. This credit was settled on January 27, 2023.

In order to deal with the effects of the Covid-19 pandemic, the Company obtained a 6-month grace period in the principal payment of 4 of the 6 lines, the period applies from January to June of 2020, extending the maturity of these lines accordingly.
INPIASA, S.A. de C.V.	403	-	1,044	-
Contract for line of credit, the first for $15.7 million at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of principal and interest, and maturing August 2021.

In 2022, an amending agreement was signed with INPIASA in order to extend the amortization period, maturing in December 2024.
Banco del Bajío, S.A.	-	-	4,519	20,715
First drawdown for $12.0 million line of credit line with a mortgage guarantee for $30.0 million, variable rate of TIIE 28 days plus 600 points, with monthly payments of principal and interest, maturing in July 2027.

The second drawdown for $18.0 million was made on February 23, 2022, variable rate of TIIE 28 days plus 600 points, with monthly payments of principal and interest, due in July 2027.

It corresponds from the agreements reached with Fibra FUNO, August 2022, it was approved by Banco del Bajío, to carry out the assignment of said credit in favor of Fibra Uno.

Table of Contents	41
	2022		2021
	Short-term	Long-term	Short-term	Long-term
Others investors	12,561	-	17,970	-
Two unsecured loans were contracted, each for $6.0 million at a fixed annual rate of 15.0%, with principal and interest payments due, originally in October 2020. In January 2021, a principal payment of $1.0 million was made to each line. As part of the negotiations carried out by the Company, new conditions were agreed for each line, increasing the interest rate by 0.25%, as well as extending the maturity date in October 2023.

In July 2021, a credit line with multiple drawdowns was contracted, the first being made on July 28, 2021. The balance as of December 31, 2022, is $5,061 million with a rate of 15% and maturing in September 2023.

Hewlett Packard	137	350	137	485
In January 2022, an additional line was contracted for $622.5 thousand pesos, at a fixed rate of 9.87%, monthly payments of principal and interest on unpaid balances with maturity in December 2025.

On July 14, 2022, the contract was renegotiated with the following conditions: a fixed rate of 11.20%, monthly payments of principal and interest on unpaid balances, and maturity in September 2026.

Interest payable	2,174	-	670	-
	26,478	10,070	46,148	39,560

Payable in US dollars
Hewlett Packard	5,258	19,074	7,429	18,983
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

On July 14, 2022, the contracts were renegotiated with the following conditions for each line, increasing the rate by 0.25%, as well as extending the maturity date for one year.

PNC, Bank, N.A.	3,294	3,331	3,529	7,058
Line of credit with collateral for $860 thousand dollars, at a fixed rate of 4.40%, semiannual payments of principal and interest on unpaid balances and maturing in July 2024.
	8,552	22,405	10,958	26,041
	$35,030	$32,475	$57,106	$65,601

Table of Contents	42
Covenants

Some of the agreements related to the abovementioned loans contain certain covenants including restricting the payment of dividends, not reducing the capital stock and not splitting, as well as conditioning the sale of assets, the foregoing without prior authorization from the creditor; Likewise, in some cases, a copy of quarterly and audited financial statements must be delivered, as well as reasonable information requested by the creditor. As of December 31, 2022, and 2021, Grupo TMM and subsidiaries complied with the covenants set forth in those contracts.

The interest expense on the financial debt was $9,096 and $14,689 for the periods of twelve months ended December 31, 2022 and 2021, respectively.

The maturity of the long-term financial debt as of December 31, 2022 and 2021 is as follows:

	2022	2021
Maturity
2023	$-	$22,121
2024	16,617	21,762
2025	6,362	10,400
2026	5,556	8,682
2027	3,940	2,636
	$32,475	$65,601

15	Balances and transactions with related parties

The accounts payable and transactions with related parties as of December 31, 2022 and 2021 are summarized as follows:

	2022		2021
	Receivable	Payable	Receivable	Payable
División Marítima, S.A. de C.V. (a)	$39,468	$-	$65,057	$-
SSA México, S.A. de C.V. (b)	-	8,111	-	5,829
Inversionistas (c)	-	157,169	-	139,137
	$39,468	$165,280	$65,057	$144,966

(a)	The accounts receivable is related to the maritime services provided to TMM DM by Grupo TMM.

Table of Contents	43
(b)	The accounts payables to SSA México, S.A. de C.V. are largely due to subagency services that this related party provides to Grupo TMM.

(c)
Lines of credit in the amount of $130 million at a 15% annual fixed rate, with payments on capital and interest upon maturity, extended one more year, that is, up to December 2023. Interest expenses of these credits amounted to $18,227 and $10,329 for the twelve month periods ended December 31, 2022 and 2021, respectively.

The most relevant transactions with related parties as of December 31, 2022, 2021 and 2019 are summarized as follows:

	2022	2021	2020
Revenue:
Maritime services (a)	$20,958	$71,823	$131,137
Shipping agency services (b)	412	419	499
	$21,370	$72,242	$131,636

Costs:
Sub-agency commissions (c)	$7,237	$4,062	$107,692

Expenses:
Other expenses (d)	$-	$180	$440

Interests	$18,227	$10,329	$-

(a)	Maritime services between TMM Dirección Corporativa, S.A. de C.V, subsidiary of Grupo TMM, and TMM DM. The contract termination date was August 30, 2022.

(b)	Shipping agency services between Administradora Marítima TMM, S.A.P.I. de C.V., subsidiary of Grupo TMM, and TMM DM.

(c)	Shipping agency servicies provided by SSA México, S.A. de C.V. to Administradora Marítima TMM, S.A.P.I. de C.V.

(d)	Management consulting provided by SSA México, S.A. de C.V. to Administración Portuaria Integral de Acapulco, S.A. de C.V.

Transactions involving executive personnel for the years ended December 31, 2022, 2021 and 2019, include the following expenses:

	2022	2021	2020
Short-term benefits
Salaries	$19,055	$28,697	$36,003
Social security costs	736	1,843	1,633
	$19,791	$30,540	$37,636

Table of Contents	44
16	Accounts payable and accrued expenses

Accounts payable and accrued expenses at December 31, 2022 and 2021, are shown as follows:

	2022	2021
General expenses	$194,487	$135,287
Operating expenses	149,557	167,741
Purchased services	36,403	51,302
Taxes payable	37,797	31,356
Salaries and wages	5,189	3,116
Others	80,441	81,266
	$503,874	$470,068

17	Stockholders’ equity

Capital stock

As of December 31, 2022, and 2021, the Company’s capital stock is comprised of 102,182,841 shares outstanding, registered, without par value, and with voting rights, which may be held by Mexican nationals, investors, or companies that include in their bylaws the exclusion of foreigners clause. Foreigners may acquire economic rights in the Company’s common shares through ordinary participation certificates (‘CPOs’), with each CPO corresponding to one common share.

In the United States, the Company’s ADSs, each representing five CPOs, trade on the OTC market under the symbol GTMAY. The underlying TMM common shares for the ADSs are traded on the Mexican Stock Exchange under the listing code TMM A.

Net tax profit account (CUFIN)

As of December 31, 2022, and 2021, the restated balance of the Net Taxable Income Account (CUFIN for its acronym in Spanish) of the Parent Company amounts to $4,313,616 and $4,001,128, respectively, which was generated up to December 31, 2013. No new balances have been generated in this account thereafter.

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

Capital decreases

As of December 31, 2022, and 2021, the current balance in the Capital Contribution Account (CUCA for its acronym in Spanish) is $5,616,708 and $5,226,551, respectively. In the event of capital reimbursement or decreases in favor of stockholders, the surplus for said reimbursement on this amount will be treated as a distributed earning.

In the event the equity capital exceeds the balance in the CUCA, the difference will be considered a dividend or distributed earning subject to the payment of income tax. If the earnings in reference come from the CUFIN, there will be no corporate tax due for the capital decrease or reimbursement. Otherwise, these will be treated as dividends or distributed earnings.

Table of Contents	45

Other components of equity

Details of other components of equity as of December 31, 2022, 2021 and 2020, as follows:

	Statutory reserve	Defined benefit plan	Premium on convertible obligations	Translation result	Revaluation surplus		Total
Balance as of December 31, 2019	$216,948	$(123,769)	$77,106	$(247,668)	$849,341		$771,958
Revaluation of assets	-	-	-	-	314,436	(b)	314,436
Defined benefit plan	-	10,953	-	-	-		10,953
Reclassification from disposal of properties and depreciation	-	-	-	-	(55)	(a)	(55)
Total before taxes	-	10,953	-	-	314,381		325,334

Tax expense	-	(3,286)	-	-	(94,331)		(97,617)
Total net of taxes	-	7,667	-	-	220,050		227,717
Balance as of December 31, 2020	$216,948	$(116,102)	$77,106	$(247,668)	$1,069,391		$999,675
Defined benefit plan	-	33,691	-	-	-		33,691
Reclassification from disposal of properties and depreciation	-	-	-	-	(332,151)	(c)	(332,151)
Total before taxes	-	33,691	-	-	(332,151)		(298,460)

Tax expense	-	(10,107)	-	-	87,360		77,253
Total net of taxes	-	23,584	-	-	(244,791)		(221,207)
Balance as of December 31, 2021	$216,948	$(92,518)	$77,106	$(247,668)	$824,600		$778,468

Defined benefit plan	-	31,122	-	-	-		31,122
Reclassification from disposal of properties and depreciation	-	-	-	-	(88,630)	(a)	(88,630)
Total before taxes	-	31,122	-	-	(88,630)		(57,508)

Tax expense	-	(9,337)	-	-	17,469		8,132
Total net of taxes	-	21,785	-	-	(71,161)		(49,376)
Balance as of December 31, 2022	$216,948	$(70,733)	$77,106	$(247,668)	$753,439		$729,092

Table of Contents	46

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

(c)	Includes the adjustment of assets available for sale at their fair value, for an amount of $291,200.

18	Revenues

The revenues as of December 31, 2022, 2021 and 2020, are summarized as follows:

	2022	2021	2020
Maritime
Parcel tankers	$351,539	$294,641	$340,767
Maritime administration services (a)	16,343	42,416	131,136
Shipping agencies	31,379	10,360	27,530
Bulk Carrier (b)	304,269	174,643	85,085
Offshore vessels	527,571	317,170	93,373

Maritime infrastructure
Shipyard	118,441	139,226	100,864

Logistics, ports and terminals
Port services	5,659	14,967	41,659
Repair of containers	110,966	158,511	196,584
Intermodal terminal	38,910	44,292	41,794
Automotive services	5,442	5,990	5,447

Warehousing and other businesses
Warehousing	172,537	153,497	139,042
Total consolidated revenue	$1,683,056	$1,351,713	$1,203,281

(a)	As discussed in note 4, the contract that Grupo TMM had as maritime administrator with TMM Division Maritima was terminated in August, 2022.

(b)	The merchandise transportation operation contract terminated in December 2022.

The Company’s revenues do not show any particular grouping characteristic, such as by type of customer (government and private), geographic zone, etc. The main grouping is shown based on the type of revenue for each segment. Moreover, as discussed in Note 4.19, all of the Company’s revenues are recognized over time.

Table of Contents	47
19	Other (expenses) income

Other (expenses) income as of December 31, 2022, 2021 and 2020, is summarized as follows:

	2022	2021	2020
Write-off of provisions	$61,170	$-	$-
Expenses related to the cancellation of the corporate building lease	(11,351)	(38,537)	(113,469)
Loss from sale of property, vessels and equipment, net (see Note 9)	(57,804)	(132,956)	-
Gain (loss) from the sale of subsidiaries (see Note 5)	-	-	451
Recoveries of taxes paid in prior years, net of expenses for recovery	-	-	(11,145)
Cancellation of projects	-	-	(31,804)
Forgiveness of accounts receivable	-	-	(98,859)
Other, net	(2,393)	2,150	(2,399)
	$(10,378)	$(169,343)	$(257,225)

20	Interest expense and other financial costs

This line at December 31, 2022, 2021 and 2020, is comprised as follows:

	2022	2021	2020
Interest on financial debt	$9,096	$14,689	$38,558
Interest on financial related parties	18,227	10,329	-
Interest expense on leasing arrangements	28,568	34,146	33,535
Other financial expenses	5,257	3,236	2,066
Amortization of transaction cost associated with financial debt	415	176	1,495
	$61,563	$62,576	$75,654

21	Income tax and tax loss carryforwards

Income Tax

Results for the year

Grupo TMM and Subsidiaries incurred combined tax losses for the years ended December 2022 and 2021, in the amounts of $79,041 and $159,003, respectively. Most of the companies that generated profits for an amount of $275,663 amortized them with tax losses from prior years for an amount of $265,090. Income tax recognized in profit or loss corresponds to subsidiaries that generated taxable income of $10,573, $10,349 and $36,243, for 2022, 2021 and 2019, respectively.

The difference between taxable and book income is due primarily to the net effect of the gain or loss on inflation recognized for tax purposes, the difference between tax and book amortization and depreciation, non-deductible expenses, as well as certain temporary differences reported in different periods for financial and tax purposes.

In accordance with the currently enacted Income Tax Law, the rate for 2020, 2021, 2022, and subsequent years is 30%.

The provision for income tax recognized in the statement of profit or loss for the years ended December 31, 2022, 2021 and 2020, is as follows:

Table of Contents	48
	2022	2021	2020
Income tax	$(3,172)	$(7,015)	$(10,873)
Deferred income tax	32,763	28,158	30,207
Total income tax benefit	$29,591	$21,143	$19,334

The reconciliation between the provision for income tax based on the statutory income tax rate and the provision recorded by the Company at December 31, 2022, 2021 and 2020, is as follows:

	2022	2021	2020
Loss before taxes	$(28,688)	$(269,197)	$(422,490)
Income tax	8,606	80,759	126,747

Increase (decrease) from:
Difference in depreciation and amortization	(46,472)	135,332	(86,033)
Revaluation surplus	(18,051)	(88,112)	94,331
Materials and supplies	3,418	13	3,625
Inflationary and currency exchange effects on monetary assets and liabilities, net	15,663	(11,643)	(4,035)
Tax losses amortization	265,090	60,032	82,145
Provisions and allowance for doubtful accounts	(165,542)	(97,628)	(178,276)
Difference between the tax and book value for the sale of assets	(7,277)	(35,950)	(14,276)
Difference between the tax and book value for the sale of shares of subsidiaries	-	-	(104)
Non-deductible expenses	(25,844)	(21,660)	(4,790)
Income tax (agreement)	$29,591	$21,143	$19,334

The components of deferred tax liability at December 31, 2022 and 2021, are comprised as follows:

	2022	2021
Portion of tax loss carryforwards for subsequent years	$385,936	$336,395
Inventories and provisions – net	27,374	17,378
Concession rights and property, vessels and equipment	(567,902)	(559,949)
Total deferred tax liability	$(154,592)	$(206,176)

As of December 31, 2022, the Company’s Management carried out the evaluation of the amount of tax losses that will be recoverable and determined based on projections that the effect of the deferred tax asset determined in the year will be realized at 48% based on the information available at the date of issuance of the consolidated financial statements.

Tax loss carryforwards

As of December 31, 2022, Grupo TMM and its subsidiaries, report the following cumulative tax losses, which are restated applying the National Consumer Price Index (NCPI) factors in accordance with Mexican law.

Table of Contents	49
Year in which the loss was incurrred	Amounts	Year of expiration
2013	$197,028	2023
2014	190,306	2024
2015	46,104	2025
2016	445,174	2026
2017	128,098	2027
2018	237,032	2028
2019	548,269	2029
2020	499,518	2030
2021	250,211	2031
2022	84,756	2032
	$2,626,496

22	Segment reporting

As part of the Company’s strengthening plan, the Company have reassigned the shipping agency business to the Maritime Division, which was previously reported as part of the Ports and Terminals Division. Likewise, the Shipyard business has become a Business Division, which we have named Maritime Infrastructure, previously part of the Maritime Division, finally the Logistics Division now reports within the Ports, Terminals and Logistics Division. As a result of the foregoing, the notes related to segments for the years 2021 and 2020 were modified.

The Company as of December 31, 2022, 2021 and 2020 operates in the following segments: i) maritime transportation, ii) maritime infrastructure, iii) logistics, ports and terminals and iv) warehousing. Specialized maritime transportation operations (‘Maritime Division’) include transportation of bulk liquid products, materials and provisions for drilling platforms. (‘Maritime infrastructure’) correspond to revenues for minor and major repairs and maintenance to ships made at the facilities of the Company (shipyard). Logistics, ports and terminals operations (‘Logistics ports and terminals Division’) include the operations of logistics solutions services and container and railcar maintenance and repair services and loading and unloading, storage at maritime port terminals, and shipping agency operations. Warehousing operations (‘Warehousing Division’) include storage and management of the facilities and bonded warehouses.

Table of Contents	50
There are no changes in the measuring methods used to calculate the earnings reported for each segment. The information for each operating segment is as follow:

	Maritime division	Maritime infrastructure division	Logistics, ports and terminals division	Warehousing division	Other businesses and shared accounts	Total consolidado
December 31, 2022
Revenue	$1,231,101	$118,441	$160,977	$172,537	$-	$1,683,056
Costs and expenses	(1,120,565)	(79,775)	(137,165)	(121,096)	-	(1,458,601)
Corporate expenses	-	-	-	-	(82,047)	(82,047)
Depreciation and amortization	(19,063)	(7,625)	(18,099)	(52,480)	(2,252)	(99,519)
Transportation profit (loss)	$91,473	$31,041	$5,713	$(1,039)	$(84,299)	$42,889
Costs, expenses and revenue not allocated						(41,986)
Net profit for the year						$903

Total assets by operating segment	$855,037	$480,547	$1,587,204	$460,419	$-	$3,383,207
Shared assets	-	-	-	-	118,177	118,177
Total assets	$855,037	$480,547	$1,587,204	$460,419	$118,177	$3,501,384

Total liabilities by operating segment	$531,477	$88,104	$534,400	$371,097	$-	$1,525,078
Shared liabilities	-	-	-	-	175,282	175,282
Total liabilities	$531,477	$88,104	$534,400	$371,097	$175,282	$1,700,360

Total capital expenditures by segment	$49	$7,997	$148	$17,037	$-	$25,231
Shared capital expenditures	-	-	-	-	-	-
Total capital expenditures	$49	$7,997	$148	$17,037	$-	$25,231

December 31, 2021
Revenue	$835,230	$139,226	$223,760	$153,497	$-	$1,351,713
Costs and expenses	(793,982)	(82,563)	(211,860)	(112,989)	-	(1,201,394)
Corporate expenses	-	-	-	-	(73,838)	(73,838)
Depreciation and amortization	(17,580)	(7,978)	(30,721)	(56,478)	(4,445)	(117,202)
Transportation profit (loss)	$23,668	$48,685	$(18,821)	$(15,970)	$(78,283)	$(40,721)
Costs, expenses and revenue not allocated						(207,333)
Net profit for the year						$(248,054)

Total assets by operating segment	$777,614	$524,646	$1,759,330	$614,336	$-	$3,675,926
Shared assets	-	-	-	-	36,344	36,344
Total assets	$777,614	$524,646	$1,759,330	$614,336	$36,344	$3,712,270

Total liabilities by operating segment	$580,455	$129,823	$598,178	$438,572	$-	$1,747,028
Shared liabilities	-	-	-	-	146,144	146,144
Total liabilities	$580,455	$129,823	$598,178	$438,572	$146,144	$1,893,172

Total capital expenditures by segment	$33,869	$29,840	$11,705	$-	$-	$75,468
Shared capital expenditures	-	-	-	-	-	-
Total capital expenditures	$33,869	$29,840	$11,705	$-	$-	$75,468

Table of Contents	51
	Maritime division	Maritime infrastructure division	Logistics, ports and terminals division	Warehousing division	Other businesses and shared accounts	Total consolidado
December 31, 2020
Revenue	$650,361	$100,864	$313,014	$139,042	$-	$1,203,281
Costs and expenses	(564,000)	(70,919)	(292,220)	(110,309)	-	(1,037,448)
Corporate expenses	-	-	-	-	(96,345)	(96,345)
Depreciation and amortization	(30,043)	(11,721)	(37,994)	(45,261)	(16,032)	(141,051)
Transportation profit (loss)	$56,318	$18,224	$(17,200)	$(16,528)	$(112,377)	$(71,563)
Costs, expenses and revenue not allocated						(331,593)
Net profit for the year						$(403,156)

Total assets by operating segment	$588,296	$472,177	$1,915,007	$539,521	$-	$3,515,001
Shared assets	-	-	-	-	515,546	515,546
Total assets	$588,296	$472,177	$1,915,007	$539,521	$515,546	$4,030,547

Total liabilities by operating segment	$292,197	$70,901	$639,956	$345,091	$-	$1,348,145
Shared liabilities	-	-	-	-	434,994	434,994
Total liabilities	$292,197	$70,901	$639,956	$345,091	$434,994	$1,783,139

Total capital expenditures by segment	$132	$7,476	$5,137	$4,086	$-	$16,864
Shared capital expenditures	-	-	-	-	11,511	11,511
Total capital expenditures	$132	$7,476	$5,137	$4,086	$11,511	$28,375

Table of Contents	52

23	Employee benefits

Expense for employee benefits

The expenses recognized for employee benefits are:

	2022	2021	2020
Salaries, benefits and inherent	$272,092	$235,345	$317,776
Pensions – defined benefit plans	13,224	17,790	23,623
	$285,316	$253,135	$341,399

The long-term liabilities recognized for pensions and other employee remunerations in the consolidated statement of financial position are comprised as follows:

	2022	2021
Long-term:
Pensions and seniority premium	$69,738	$86,695
Termination of employment	14,914	15,680
	$84,652	$102,375

The short-term liabilities for employee benefits, are included in the line ‘Accounts payable and accrued liabilities’ in the consolidated statements of financial position, which at December 31, 2022 and 2021, amount to $5,189 and $3,116, respectively (see Note 16).

Table of Contents	53
The reduction in labor liabilities is derived from the business optimization strategy of Grupo TMM, as of September 2022, a reorganization of the operating structure was carried out, resulting in a personnel restructuring (identification of duplicity and optimization of functions). Additionally, the personnel assigned to the operation of the Maritime Division is now part of the administration of the company itself.

Remunerations on the termination of employment

The seniority premiums and the retirement plan (‘pensions’) obligations are based on actuarial calculations using the projected unit credit method. Pension benefits are based mainly on years of service, age, and salary level upon retirement.

The amounts charged to operations include the amortization of the cost of past services over the average time of service remaining. The Company continues with its policy of recognizing actuarial losses and gains for seniority premiums and pensions in the consolidated statement of operations, the actuarial (loss) gain net of taxes for 2022 and 2021 was $21,785 and $23,584, respectively (see Note 17).

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

Table of Contents	54
The details of the net cost for the period for seniority premiums and termination of employment, and also the basic actuarial estimates for the calculation of these labor obligations is shown as follows:

	2022		2021
	Pensions and seniority premiums	Termination of employment	Pensions and seniority premiums	Termination of employment
Current service cost	$13,265	$1,383	$(21,158)	$3,907
Interest cost	7,538	1,145	12,371	770
Net cost for the period	$20,803	$2,528	$(8,787)	$4,677

At December 31, 2022 and 2021, the reserve for pensions and seniority premiums, and also for the termination of employment, is comprised as follows:

	2022		2021
	Pensions and seniority premiums	Termination of employment	Pensions and seniority premiums	Termination of employment
Defined benefit obligations	$70,223	$14,914	$87,820	$15,680
Plan assets	(485)	-	(1,125)	-
Total reserve	$69,738	$14,914	$86,695	$15,680

As of December 31, 2022, and 2021, the defined benefit obligations (DBO) for pensions and seniority premiums, and also for the reserve for termination of employment, are comprised as follows:

	2022		2021
	Pensions and seniority premiums	Termination of employment	Pensions and seniority premiums	Termination of employment
DBO at beginning of period	$87,820	$15,680	$139,763	$13,365
Current service cost	13,265	1,383	(21,158)	3,907
Interest cost	7,538	1,145	12,371	770
Benefits paid	(1,338)	(322)	(3,878)	(1,905)
Benefits paid from plan assets	(6,674)	(1,497)	(6,044)	-
Past service cost	(30,388)	(1,475)	(33,234)	(457)
DBO at end of period	$70,223	$14,914	$87,820	$15,680

The plan assets as of December 31, 2022 and 2021 are comprised as follows:

	2022	2021
Value of the fund at beginning of year	$1,125	$2,931
Expected return on assets	(741)	(2,026)
Plan contributions	8,171	6,044
Benefits paid	(8,171)	(6,044)
Interests on plan assets	101	220
Value of the fund at end of year	$485	$1,125

Table of Contents	55
The changes in the pension plan, seniority premium, and termination of employment plan as of December 31, 2022 and 2021 are as follows:

	2022	2021
Reserve for obligations at the beginning of the period	$102,375	$150,197
Cost for the period	23,331	(4,110)
Interest income	(101)	(220)
Contributions to the plan	(8,171)	(6,044)
Benefits paid on pension plan	(919)	(5,783)
Miscellaneous	(741)	2,026
Actuarial gain or losses	(31,122)	(33,691)
Reserve for obligations at the end of the period	$84,652	$102,375

The significant actuarial assumptions used for the valuation are:

	2022	2021
Discount rate	10.50%	7.50%
Salary increase rate	4.00%	4.00%
Inflation rate	3.50%	3.50%
Average working life expectancy	14.30	14.50

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

On December 31, 2022 and 2021, approximately 5% of the Company’s employees work under collective work contracts that are subject to annual salary reviews and biannually for other compensations. As of December 31, 2022, and 2021, Grupo TMM has 769 and 837 employees, respectively.

The significant actuarial assumptions to determine the defined benefits obligation are the discount rate, the salary increase rate, and the average life expectancy. The calculation of the defined benefits obligation is sensitive to these assumptions.

The following table summarizes the effects of changes to these actuarial assumptions on the defined benefits obligations at December 31, 2022:

	1.0% increase	1.0% decrease
Discount rate
(Decrease) increase in the defined benefits obligation	(1,404)	1,553

Salary increase rate
Increase (decrease) in the defined benefits obligation	642	(1,149)

Average life expectancies
Increase (decrease) in the defined benefits obligation	(64)	15

Table of Contents	56
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

As of December 31, 2022, 2021 and 2020, earnings per share was determined based on the weighted average number of shares outstanding during the year. There are no potentially dilutive instruments outstanding, therefore basic and diluted earnings per share are the same.

25	Fair value measurement

Fair value measures for non-financial assets

The non-financial assets and liabilities measured at fair value in the statement of financial position are grouped into three levels of fair value hierarchy. The three levels are defined based on the observability of relevant data for the measuring, as follows:

•	Level 1: quoted prices (without adjustment) in active markets for identical assets and liabilities.

•	Level 2: data other than the quoted prices included in Level 1 that are observable for the asset and liability, either directly or indirectly;

•	Level 3: non-observable data for the asset or liability.

As of December 31, 2022 and 2021 non-financial assets measured at fair value are classified in Level 3 of this hierarchy, as described below:

	2022	2021
Level 3
Buildings	$103,815	$116,714
Land	1,147,174	1,199,550
	$1,250,989	$1,316,264

As of December 31, 2022 and 2021, the values of the Company’s land, buildings and facilities were estimated based on appraisals performed by independent, professionally qualified property valuers.

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

Table of Contents	57
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

As of December 31, 2022, and 2021, the reconciliation between the carrying amounts of non-financial assets classified within Level 3 is as follows:

	2022	2021
Balance as of January 1	$1,316,264	$2,220,577
Amount recognized in other comprehensive income:
Revaluation surplus of vessels	-	(327,362)
Amount recognized in statements profit or loss:
Loss on the accord and satisfaction	(61,973)	(130,000)
	(61,973)	(457,362)

Additions and disposals, net	(3,302)	-
Transfer to available-for-sale assets	-	(446,951)
Balance as of December 31	$1,250,989	$1,316,264

As of December 31, 2022, and 2021, there were no effects from unrealized gains from fair value measurements.

26	Financial instruments risk

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

Grupo TMM also faces transactional currency exposure. This exposure derives from sales and acquisitions made in currencies other than Mexican pesos, Grupo TMM’s functional currency. As of December 31, 2022 and 2021, approximately 75% and 68% of Grupo TMM’s sales are denominated in US dollars, respectively while approximately 40% and 30% of the costs and expenses for both years are denominated in US dollars.

As of December 31, 2022 and 2021, the Company held monetary assets and liabilities denominated in foreign currencies other than the Mexican peso, translated at the corresponding interbank exchange rate as related to the Mexican peso, as follows:

	2022		2021
	US dollar	Other currencies	US dollar	Other currencies
Assets	$662,533	$-	$641,116	$-
Liabilities	(558,971)	(771)	(725,206)	(353)
	$103,562	$(771)	$(84,090)	$(353)

As of December 31, 2022 and 2021, the exchange rate was Ps19.3615 and Ps20.5157 per US dollar, respectively.

Sensitivity analysis

The following table shows for the years ended December 31, 2022 and 2021, the sensitivity in profit or loss related to the financial assets and liabilities of Grupo TMM and the exchange rate; United States dollar (USD) / peso ‘considering that the rest of the conditions remain the same’, assumes a change of +/- 4.91% for 2022 and +/- 5.25% for 2021 in the peso / USD exchange rate.

This percentage was determined based on the volatility of the average exchange rate market over the past 12 months. The sensitivity analysis is based on financial instruments in foreign currency held by Grupo TMM on the reporting date.

Table of Contents	58
If the peso had strengthened or weakened against the USD by 4.91% for 2022 and 5.25% for 2021, this would have had the following impact on the monetary position:

	2022		2021
	4.91% increase in the exchange rate	4.91% decrease in the exchange rate	5.25% increase in the exchange rate	5.25% decrease in the exchange rate
Assets in US dollars	$34,811	$(34,811)	$33,686	$(33,686)
Assets in other currencies	-	-	-	-
Liabilities in US dollars	(29,370)	29,370	(38,105)	38,105
Liabilities in other currencies	(41)	41	(19)	19
	$5,400	$(5,400)	$(4,438)	$4,438

The exposure to exchange rates varies during each year, depending on the volume of overseas operations or in foreign currency; however, the above analysis is considered representative of Grupo TMM’s exposure to currency risk.

Table of Contents	59
Interest rate risks

Grupo TMM’s exposure to the risk of changes in market interest rates is related principally to the long-term debt obligations of Grupo TMM at a variable interest rate.

Grupo TMM’s policy is to obtain fixed rated instruments on its loans and, when a loan has a variable interest rate, the Company’s policy is to obtain all needed derivative financial instruments in order to fix this rate. At December 31, 2022 the Company has $57.7 and $9.8 million pesos of debt contracted on fixed and variable rates, respectively. At December 31, 2021, the debt contracted on fixed and variable rates was $200.6 and $48.3 million pesos, respectively.

Sensitivity analysis

The following table illustrates the sensitivity in profit or loss at December 31, 2022 and 2021 to a reasonably possible change in the interest rates of +/- 1% and +/- 1%, respectively. These changes are considered to be reasonably possible based on the current market conditions.

The calculations are based on a variance in the average market interest rate for each period and the financial instruments on the reporting date that are sensitive to variances in the interest rates. The rest of the variables remain constant.

	2022		2021
	+1% Variance	-1% Variance	+1% Variance	-1% Variance
Profit or loss for the year	$(8,873)	$8,873	$(7,465)	$7,465

The impact shown in the above sensitivity is considered the same both in the results of profit or loss and in stockholders’ equity.

Concentration of risk

For the year ended December 31, 2022, the Company obtained revenues from Helmsley Management, Celanse Operations Mexico and PEMEX Exploración y Producción, representing 27%, 14% and 12%, respectively. None of the remaining customers represent more than 4% of its total revenues. For the year ended December 31, 2021, the Company obtained revenues from TMM DM (related party), and Celanese Operations Mexico and Helmsley Management, representing 13%, 12%, and 10%, respectively. None of the remaining customers represents more than 4% of the total revenues.

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

Table of Contents	60
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

Expected credit loss rates are based on the sales payment profile over the last 48 months prior to December 2022 and 2021, respectively, as well as the corresponding historical credit losses during that period. Historical rates are adjusted to reflect current and future macroeconomic factors that affect the customer’s ability to liquidate the unpaid balance.

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

Pursuant to the foregoing, the expected credit loss for trade accounts receivable as of December 31, 2022 and 2021 was determined as follows:

	Trade accounts receivable days in arrears
	Current	More than 30 days	More than 60 days	More than 90 days	Total
As of December 31, 2022
Expected credit loss rate	0.0%	0.0%	0.0%	26.3%	-
Gross carrying value	$230,010	$3,522	$36,265	$98,893	$368,690
Expected credit losses during the lifetime				25,975	25,975

	Trade accounts receivable days in arrears
	Current	More than 30 days	More than 60 days	More than 90 days	Total
As of December 31, 2021
Expected credit loss rate	0.0%	0.0%	0.0%	27.3%	-
Gross carrying value	$207,923	$41,324	$1,816	$74,295	$325,358
Expected credit losses during the lifetime				20,293	20,293

Table of Contents	61
Liquidity risk

The goal of Grupo TMM is to maintain a balance between the continuity of loans and flexibility through the use of bank loans and securitizations. As of December 31, 2022, and 2021, 51% and 47%, respectively, of Grupo TMM’s financial liabilities are due within the next 12 months.

As of December 31, 2022, and 2021, the financial liabilities and other liabilities of Grupo TMM have contractual maturities (including interest payments as applicable) are summarized as follows:

	Current		Non-Current
	In 6 months	6 to 12 Months	1 to 4 years	More than 4 Years
At December 31, 2022
Trade payables	$437,382	$-	$-	$-
Accounts payable and accrued expenses	-	503,874	-	-
Related parties	-	165,280	-	-
Leasing liabilities	33,569	35,360	167,284	50,862
Financial debt	10,424	24,606	28,535	3,940
	$481,375	$729,120	$195,819	$54,802
At December 31, 2021
Trade payables	$437,005	$-	$-	$-
Accounts payable and accrued expenses	-	470,068	-	-
Related parties	-	144,966	-	-
Leasing liabilities	86,597	34,781	238,404	50,093
Financial debt	19,041	38,065	54,283	11,318
At December 31, 2021	$542,643	$687,880	$292,687	$61,411

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

Table of Contents	62
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

As of December 31, 2022, and 2021, the capital management is summarized as follows:

	2022	2021
Stockholders’ equity	$1,801,024	$1,819,098
Cash and cash equivalents	(96,792)	(87,770)
Stockholders’ equity, net	$1,704,232	$1,731,328

Total financial debt	$67,505	$122,707
Leasing liabilities	287,075	409,875
Overall financing	$354,580	$532,582

Capital-to-overall financing ratio	4.81	3.25

28	Commitments and contingencies

Commitments

a)	Concession fees

Pursuant to the concession to operate the cruise and automobile terminal in the Port of Acapulco, Guerrero, the Company must make fixed and variable monthly payments. These payments totaled $3,962 and $7,507, in the years of 2022 and 2021, respectively. During 2022, this concession was no longer renewed (see Note 11).

Contingencies

a)	RPS Claim

On August 7, 2007, Transportación Marítima Mexicana, S.A. de C.V. (‘TMM’) filed a claim for arbitration against Refined Product Services (“RPS”) for US$50 thousand, for various expenses incurred by TMM due to the delay of the re-delivery of the tanker vessel Palenque.

On October 19, 2007, RPS filed a countersuit for US$3.0 million, for alleged faults and lack of maintenance involving the tanker vessel Palenque, and also consequential damages for having lost a contract while the vessel was being repaired. The consolidated financial statements did not present any significant claims for payments of loss (RPS) during 2022 and 2021, and up to the authorization date hereof.

The Company’s Management and its legal advisors consider the position against this countersuit is strong, as there are sufficient elements and arguments for defense, also the amount claimed by RPS would appear to be excessive and for non-supported issues.

Table of Contents	63
b)	Tax liabilities determined on TMM

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

On January 30, 2018, TMM was notified of the decision whereby the matter was forwarded to the Full Federal Tax Court of Administrative Justice sitting in Mexico City, in August 2022, an amount payable of 1.7 million pesos was determined, which will be paid in 12 installments.

c)	Tax liabilities determined on IDN

On March 1, 2022, suit filed by TMM against the rulings handed down on which various tax liabilities were determined for presumed omitted VAT, corresponding to tax year 2021.

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

Table of Contents	64
The Company has significant transactions and relations with related parties, for which the Company holds documentation that confirms the terms of these transactions were conducted in 2022 similarly to transactions between unrelated parties. The Company and its subsidiaries are in the process of completing this study for 2022.

g)	Other legislation

Grupo TMM and Subsidiaries are subject to the laws and ordinances of other countries, as well as international regulations governing maritime transportation and the observance of safety and environmental regulations.

29	Subsequent events to the reporting date

No adjusting or significant non-adjusting events have occurred between the 31 December reporting date and the date of authorization.

30	Authorization of the consolidated financial statements

The consolidated financial statements of the Company were authorized by Luis Rodolfo Capitanachi Dagdug on April 27, 2023, in his capacity as Director of Administration and Finance, as well as by the Board of Directors on the same date, to be issued and subsequently approved by the General Stockholders’ Meeting, which has the authority to modify the accompanying consolidated financial statements.