Form 20-F/A
period 2022-12-31
GRUPO TMM SAB
filed 2023-05-17
CIK 1163560

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
 Amendment No. 1
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

Yes ☐  No ☐

Explanatory Note

This Amendment No. 1 on Form 20-F/A (this “Amendment”) amends the Annual Report on Form 20-F of Grupo TMM, S.A.B for the fiscal year ended December 31, 2022 as filed with the Securities and Exchange Commission (“SEC”) on May 16, 2023 (the “Form 20-F”). In the Form 20-F we inadvertently included a prior version of the signature block in the document titled “Report of Independent Registered Public Accounting Firm” (the “Audit Report”) under Item 18 in the report of Sallez, Sainz - Grant Thornton, S.C.. The Audit Report was signed by Sallez, Sainz - Grant Thornton, S.C. and delivered to us prior to the original filing of the Form 20-F, but the conformed signature line was inadvertently omitted from the version of the Audit Report included in the filing.

This Form 20-F/A is being filed solely to include the inadvertently omitted conformed signature of Sallez, Sainz - Grant Thornton, S.C. in the Audit Reports relating to the consolidated financial statements.  In order to comply with certain requirements of the SEC rules in connection with this filing, this Amendment includes Item 18. Financial Statements and Item 19. Exhibits. No other changes were made to the Audit Report or to the Form 20-F. The consolidated financial statements and notes to consolidated financial statements have remained the same as that previously filed in the Form 20-F.

This Amendment reflects information as of the filing date of the Form 20-F, does not reflect events occurring after that date and does not modify or update in any way disclosures made in the Form 20-F, except as specifically noted above.

In addition, pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, the certifications pursuant to Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 have been re-executed as of the date of, and are re-filed as part of, this Amendment No. 1 as Exhibits 12.1, 12.2, 13.1 and 13.2. The only change in these certifications from the certifications of the Company’s principal executive officer and principal financial officer filed as exhibits to the Form 20-F is their date. In addition, the Company is also attaching as Exhibit 101 hereto the Interactive Data File disclosure furnished as Exhibit 101 to the Form 20-F. No changes have been made to the Interactive Data File disclosure furnished as Exhibit 101 to this Amendment from the Interactive Data File disclosure furnished as Exhibit 101 to the Form 20-F.

TABLE OF CONSENTS

		PAGE
ITEM 18.	FINANCIAL STATEMENTS	2
ITEM 19.	EXHIBITS	4

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

2.5
Description of securities registered under Section 12 of the Securities Exchange Act of 1934. (incorporated by reference to Exhibit 2.5 of Grupo TMM, S.A.B.’s Annual Report on Form 20-F for the year ended December 31, 2022, filed on May 16, 2023)

8.1	List of Main Subsidiaries. (incorporated by reference to Exhibit 8.1 of Grupo TMM, S.A.B.’s Annual Report on Form 20-F for the year ended December 31, 2022, filed on May 16, 2023)

12.1*	Section 302 Certification of Chief Executive Officer.

12.2*	Section 302 Certification of Chief Financial Officer.

13.1*	Section 906 Certification of Chief Executive Officer.

13.2*	Section 906 Certification of Chief Financial Officer.

15.1*	Consent letter of Salles, Sainz - Grant Thornton, S.C.

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

Date: May 17, 2023

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

/s/ Sallez Sainz - Grant Thornton, S.C.

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