Form 20-F
period 2023-12-31
GRUPO TMM SAB
filed 2024-08-01
CIK 1163560

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Lago Alberto No. 442, P.5.
Colonia Anáhuac,
11320 México City, Mexico
(Address of principal executive offices)

Verónica Tego Sánchez
(5255) 5629 8866
veronica.tego@tmm.com.mx
Lago Alberto No. 442, P.5.
Colonia Anáhuac,
11320 México City, Mexico
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

174,553,127 Shares outstanding as of December 31, 2023.

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

☒ Yes           No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes           No ☐

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

The financial information included in this Annual Report was approved by the Board of Directors on August 1, 2024.

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

PART I

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3	KEY INFORMATION

A.  [Reserved]

B.  Capitalization and Indebtedness

Not applicable.

C.  Reasons for the Offer and Use of Proceeds

Not applicable.

D.  Risk Factors

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

Risk Factor Summary

Risks Relating to our Business

•	Our business has been, and may continue to be, adversely affected by pandemics, epidemics or other outbreaks of infectious diseases and governmental responses thereto.

•
Uncertainties relating to our financial condition in our recent past and other factors raised substantial doubt about our ability to continue as a going concern and could have resulted in our dissolution under Mexican corporate law.

•	If the time charter arrangements for the vessels we operate are terminated or expire, our business could be adversely affected.

•	Our results from operations are dependent on fuel expenses.

•	We may be unable to successfully expand our businesses.

•	Significant competition could adversely affect our future financial performance.

•	Downturns in certain cyclical industries in which our customers operate could have adverse effects on our results of operations.

•	Grupo TMM is a party to contracts with other parties as joint investors in subsidiaries with a joint venture.

•	Over time, asset values may fluctuate substantially and, if these values are lower at a time when we are attempting to dispose of an asset, we may incur a loss.

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

•	Potential labor disruptions could adversely affect our financial condition and our ability to meet our obligations under our financing arrangements.

•	The conflict between Russia and Ukraine may have a material adverse effect on our business, financial condition, liquidity and results of operation.

•	Continuing world tensions, including as the result of wars, armed conflicts, terrorist attacks, pandemics and trade disputes could have a material adverse effect on our business.

•	Our information technology systems, as those of any company, may be subject to security incidents or interruptions in network connectivity which could have an material adverse effect on our business.

•	Our customers may take actions that may reduce our revenues.

•	Our financial statements may not provide you the same information as financial statements prepared under United States accounting rules.

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

•
We have to service our debt with revenues mostly generated in U.S. Dollars. This could adversely affect our ability to service our debt in the event of a devaluation or depreciation in the value of the Mexican peso against the dollar.

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

•	High interest rates in Mexico could increase our financing costs.

•	Developments in other emerging market countries or in the United States may affect us and the prices of our securities.

•	Mexico may experience high levels of inflation in the future, which could adversely affect our results of operations.

•	Political events and declines in the level of oil production in Mexico could affect the Mexican economy and our business, financial condition and results of operations.

•	Political events in the United States could have a material adverse effect on our business, financial condition and results of operations.

•	Any decrease in oil prices could result in our clients reducing their spending on exploration and production projects, resulting in a decrease in demand for our services.

•	Mexican antitrust laws may limit our ability to expand through acquisitions or joint ventures.

•	Investors may not be able to enforce judgments against the Company.

Risks Relating to Ownership of our Equity

•	The protection afforded to minority shareholders in Mexico is different from that afforded to minority shareholders in the United States.

•	Holders of ADSs may not be entitled to participate in any future preemptive rights offering, which may result in a dilution of such holders equity interest in our company.

•	The Company is controlled by the Serrano Segovia family.

•	A change in control may adversely affect us.

•	Our ADSs trade on the over-the-counter (“OTC”) market, which may limit the liquidity and price of our ADSs more than if the ADSs were quoted or listed on a national securities exchange.

•
We have identified material weaknesses in our internal control over financial reporting. If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

Risks Relating to our Business

Our business has been, and may continue to be, adversely affected by  pandemics, epidemics or other outbreaks of infectious diseases and governmental responses thereto.

Our operations are subject to risks related to pandemics, epidemics or other infectious disease outbreaks such as the COVID-19 pandemic, which negatively affected economic conditions and the demand for shipping and transportation services globally and within the Gulf of Mexico. As a result, our vessels may be unable to call on ports, or may be restricted from disembarking from ports, located in areas affected by epidemics. Further, such measures may restrict our ability to conduct operations at our ports, terminals and warehousing businesses.

The extent to which our business, results of operations and financial condition may be negatively affected by future pandemics, epidemics or other outbreaks of infectious diseases is highly uncertain and will depend on numerous evolving factors that we cannot predict, including, but not limited to (i) the duration and severity of the infectious disease outbreak; (ii) the imposition of restrictive measures to combat the outbreak and slow disease transmission; (iii) the introduction of financial support measures to reduce the impact of the outbreak on the economy; (iv) volatility in the demand for and price of oil and gas; (v) shortages or reductions in the supply of essential goods, services or labor; and (vi) fluctuations in general economic or financial conditions tied to the outbreak, such as a sharp increase in interest rates or reduction in the availability of credit. We cannot predict the effect that an outbreak of a new COVID-19 variant or strain, or any future infectious disease outbreak, pandemic or epidemic may have on our business, results of operations and financial condition, which could be material and adverse.

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

Although we generated a net profit for the years ended December 31, 2023, 2022 and 2019, respectively, we accumulated losses in each of the years ended December 31, 2021 and 2020, respectively. Our ability to continue as a going concern is subject to our ability to generate sufficient profits and/or obtain necessary funding from outside sources and there can be no assurance that we will continue to be able to generate such profits or obtain such funding.

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

Part of our parcel tanker operations consume significant amounts of energy and fuel, the cost of which has fluctuated significantly worldwide in recent years. With respect to our other operations, our customers pay for the fuel consumption. We currently meet, and expect to continue to meet, our fuel requirements through purchases from various suppliers at North American market prices. In addition, instability caused by imbalances in the worldwide supply and demand of oil may result in increases in fuel prices. For example, during 2023 international crude oil prices have increased substantially following Russia’s invasion of Ukraine. Our fuel expense represents a significant portion of our operating expenses in our parcel tanker operations, and there may be increases in the price of fuel that cannot be hedged or transferred to the final user of our transportation services. We cannot assure you that our operations would not be materially adversely affected in the future if energy and fuel costs increase from current levels.

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

As of March 31, 2024, we had 788 employees, approximately 5% of whom were unionized. The compensation terms of the labor agreement with these employees are subject to renegotiation on an annual basis and all other terms are renegotiated every two years. If we are not able to negotiate these provisions favorably, strikes, boycotts or other disruptions could occur, and these potential disruptions could have a material adverse effect on our financial condition and results of operations and on our ability to meet our payment obligations under our financing arrangements.

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

Continuing world tensions, including as the result of wars, armed conflicts, terrorist attacks, pandemics and trade disputes could have a material adverse effect on our business.

Continuing world tensions, including those relating to Russia, Ukraine, the Middle East, North Korea, Venezuela, Libya and various other African countries, pandemic outbreaks, trade disputes between the United States, China, and various other countries, as well as terrorist attacks in various locations and related unrest, have increased worldwide political and economic instability and depressed economic activity in the United States and globally, including the Mexican economy.

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

The COVID-19 pandemic, and the various restrictions on global trade and commerce instituted by countries to combat the spread of the virus, have had a negative impact on the global economy and may trigger significant future cross-border trade disputes. Further increases in global tensions and trade disputes may reduce the demand for our services and have a material adverse effect on our results of operations and financial condition.

Our information technology systems, as those of any company, may be subject to security incidents or interruptions in network connectivity which could have an material adverse effect on our business.

The Group TMM business is supported by a robust platform of information and communications technology systems, including hardware and software which are susceptible to security incidents or disconnections from the local and/or global computer networks.

To mitigate the risk of operational interruptions due to a cybersecurity attack, we have strengthened various cybersecurity defenses and measures to protect our systems with the most advanced firewalls available from vendors such as Amazon Web Services (AWS) and Rackspace. Further, we have created e-communication campaigns with our users to warn them against engaging with suspicious links. We have a filtering system to detect threats emanating from malicious emails through the tools offered by Microsoft Defender 365. When there is a large-scale attack, known as a “spam” attack, the sender’s account is automatically blocked, user access is blocked, and the user is notified that they need to change their password. When our IT team detects something suspicious, we mark the email as “potentially dangerous” and it is analyzed heuristically. Additionally, emails that we detect as phishing or containing dangerous domains are added to our email anti-spam policies. Finally, we reinforce our cybersecurity by running a massive search in all mailboxes from the administration console to eliminate the potential risks of a gap in our cybersecurity.

Although we have employed various cybersecurity defenses and measures to protect our systems from the risks of cyberattacks, cybersecurity threats are constantly evolving, and our protection measures could be compromised, which could result in unauthorized access to our systems. File abduction, data corruption alteration, spread of computer viruses, installation of malware or ransomware or other malicious acts intended to disrupt our operations are a constant threat, and if our systems are affected by a security incident or service outage, we may experience a decrease in operational performance, an increase in operating costs and damage to our reputation. Any significant security breaches or disruptions to the connectivity or performance of our information technology systems could have a material adverse effect on our operating results and financial condition.

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

Our financial statements are prepared in accordance with IFRS. IFRS differs from U.S. GAAP in certain significant respects, including, among others, the recognition of revaluation property and equipment, the classification of minority interest in accordance with net identifiable assets, the nonrecognition of employees’ profit sharing, capitalized interest recognition, consolidation of subsidiaries, the acquisition of shares of subsidiaries from minority stockholders and the determination of deferred income taxes. For this and other reasons, the presentation of financial statements and reported earnings prepared in accordance with IFRS may differ in significant respects from the presentation of financial statements and reported earnings prepared in accordance with U.S. GAAP.

Risks Relating to our Indebtedness

Our substantial indebtedness could adversely affect our financial condition and impair our ability to operate our business, and we may not be able to pay the interest on and principal amount of our indebtedness.

As of March 31, 2024, Grupo TMM’s total debt amounted to $369.5 million, which includes $61.4 million of bank debt owed to several different banks, $14.9 million owed to non-institutional lenders, $134.8 million of related parties, and $158.4 million of liabilities associated with our long-term leases; of this debt, $264.1 million is short-term debt, and $105.4 million is long-term debt. Under IFRS, transaction costs in connection with financings are required to be presented as a part of debt.

As of December 31, 2023, our total debt amounted to $378.7 million, which includes $61.9 million of bank debt owed to several different banks, $14.6 million owed to non-institutional lenders, $134.6 million of related parties, and $167.6 million of liabilities associated with our long-term leases, primarily the lease of warehouses for use in our warehousing operations; of this debt, $265.9 million is short-term debt, and $112.8 million is long-term debt.

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

We have to service our debt with revenues mostly generated in U.S. dollars. This could adversely affect our ability to service our debt in the event of a devaluation or depreciation in the value of the Mexican peso against the dollar.

As of March 31, 2024, approximately 24.2% of our debt was denominated in U.S. Dollars. As of the date of this Annual Report, we do not generate sufficient revenue in Mexican Pesos from our operations to service all of our Mexican Pesos-denominated debt. Consequently, we have to use revenues generated in U.S. Dollars to service our Mexican Pesos-denominated debt. A revaluation or appreciation in the value of the Mexican peso, compared to the dollar, could adversely affect our ability to service our debt. At the end of 2023, the Mexican peso appreciated 12.7% against the U.S. Dollar. From January 1, 2024 through March 31, 2024, the Mexican peso has appreciated 1.3% against the U.S. Dollar.

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

Mexico has historically experienced uneven periods of economic growth. Mexico’s gross domestic product (“GDP”) increased 4.7%, 3.9% and 3.2% in 2021, 2022 and 2023, respectively, but decreased 8.0% in 2020. For the year 2024, the Bank of Mexico, through its Mexico Consensus Board1 survey, estimates that Mexico’s GDP will grow by approximately 2.4%, while inflation is expected to be 4.10%. We cannot assure you that these estimates will prove to be accurate. The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Accordingly, Mexican governmental actions concerning the economy and state-owned enterprises could have a significant impact on Mexican private sector entities in general and on us in particular, as well as on market conditions, prices and returns on Mexican securities, including our securities.

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

Interest rates in Mexico are currently above the highs experienced in recent years, Mexico historically has had, and may again have, high real and nominal interest rates. The 28-day TIIE averaged 8.32%, 5.71%, 4.63%, 7.91% and 11.10% in 2019, 2020, 2021, 2022 and 2023, respectively, and for the three-month period ended March 31, 2024, it averaged 10.32%. To the extent our debt is incurred in Mexican Pesos at interest rates linked to the TIIE or any other Mexican interest rate index, any increase in such rates will increase our financing costs.

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

Mexico has a history of high levels of inflation and may experience high inflation in the future. The annual inflation rates for the last five years, as measured by changes in the National Consumer Price Index, as provided by Banco de México, were:

2019	2.83%
2020	3.15%
2021	7.36%
2022	7.82%
2023	4.66%
2024 (annualized as of March)	4.42%

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

Mexican political events may significantly affect our operations. On June 2, 2024, the presidential election and state and local elections were held in Mexico, which were some of the largest elections in Mexico’s history given the number of positions that were in contention. The results of such elections and changes in administration could result in political and economic changes in Mexico, over which the Company has no control. Claudia Sheinbaum won the presidential election on June 2, 2024 and will replace Mexico’s current president, Andres Manuel Lopez Obrador, on October 1, 2024 to serve a six-year term. During the current administration, certain laws, policies and regulations, as well as certain legislative proposals, have differed from those in force during previous administrations. There is no certainty that the incoming administration will continue these policies. Such is the case of the office of the outgoing president, Andres Manuel Lopez Obrador (2018-2024) a member of the National Regeneration Movement Party (“MORENA”), who halted a large part of the reforms introduced in 2013 under the 2012-2018 government of President Enrique Peña Nieto, aimed at fostering growth in certain key sectors of the Mexican economy were enacted, including the energy and transportation sectors. Currently, MORENA has a majority in both chambers of the Mexican Congress, giving it considerable power to pass new legislation or modify or terminate existing legislation, including potential modifications to the Mexican Constitution. President Andrés Manuel López Obrador and members of his administration have expressed a desire to modify and/or terminate certain structural reforms to the Mexican economy, including the 2013 Energy Reforms. The new administration has already succeeded in enacting various changes to Mexican laws and public policy and is seeking further changes, which may increase political uncertainty or have negative effects on the Mexican economy. In April 2022, Mexico’s Chamber of Deputies rejected the government’s constitutional reform proposal to guarantee the State the generation of at least 54% of the electricity needed by the market over private companies, which have focused on renewable energy and natural gas. We cannot provide any assurances that political developments in Mexico, over which we have no control, will not have an adverse effect on our business, financial condition or results from operations.

Mexico’s daily oil production statistics indicate that production has declined over the past eight years (2016-2023) at a compounded average rate of 1.7%, a trend that could continue in the coming years. In contrast, during the same period of time, imports of gasoline and diesel for domestic consumption grew 2.2%, and currently represent more than 85% of Mexico’s domestic consumption.

Experts have concluded that if the Mexican government does not follow through with its implementation of reforms designed to promote private investment in the energy sector or fails to make further investments to increase PEMEX’s technological capabilities, Mexico’s oil production may drop considerably, weakening the financial position of the Mexican government.

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

Just like in Mexico, the presidential election of the United States of America will be held in 2024. The new government may declare to make substantial revisions to U.S. trade policies, including the renegotiation or termination of trade agreements, or propose the imposition of border taxes, higher tariffs or other measures which would increase the price of goods imported into the United States, particularly from Mexico. Future decisions by the current and incoming U.S. administration, including with respect to U.S. laws and policies governing foreign trade and foreign trade relations, could have a negative impact on the Mexican economy by reducing the level of commercial activity between Mexico and the United States or effecting a slowdown in direct U.S. foreign investment in Mexico, which could adversely affect our business and our results of operations.

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

Any decrease in oil prices could result in our clients reducing their spending on exploration and production projects, resulting in a decrease in demand for our services.

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

	Spot price of Mexican crude oil
Year Ended December 31,	High(1)	Low(1)	Average(1)	End of Year(2)
2019	65.83	43.65	56.13	56.14
2020	59.35	(2.37)	35.70	47.16
2021	79.22	47.12	64.66	71.29
2022	119.62	60.42	89.49	69.71
2023	89.43	57.12	71.27	67.65

Grupo TMM, S.A.B. and Subsidiaries

	Spot price of Mexican crude oil
Year 2024	High(3)	Low(3)	Average(3)	End of Year(4)
January	73.37	66.11	69.31	71.55
February	74.27	67.78	72.07	73.40
March	77.87	72.42	74.86	76.25
April(5)	80.17	75.82	77.86	76.25

(1)	The highest, lowest and average spot price of Mexican crude oil in U.S. dollars reported by Banco de México during the relevant year.
(2)	The spot price on the last day of each relevant year.
(3)	The highest, lowest and average spot price in the relevant month.
(4)	The spot price on the last day of each relevant month.
(5)	As of April 30, 2024.

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

Our ADSs currently trade on the OTC market under the ticker symbol GTMAY. The OTC market is a significantly more limited market than a national securities exchange such as the New York Stock Exchange (“NYSE”) or NASDAQ, with generally lower trading volumes and higher price volatility. Quotation of the ADSs on the OTC market may limit the liquidity and price of the ADSs and could adversely impact our ability to raise capital.

We have identified material weaknesses in our internal control over financial reporting. If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring an annual assessment by management of the effectiveness of a public company’s internal controls over financial reporting and an attestation report by the Company’s independent auditors addressing this assessment, if applicable. Effective internal control is necessary for us to provide reliable and accurate financial statements and to effectively prevent fraud.

We do not expect that our disclosure controls and procedures will prevent all errors and all instances of fraud. Disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Further, the design of disclosure controls and procedures must reflect the fact that there are resource constraints, and the benefits must be considered relative to their costs. Because of the inherent limitations in all disclosure controls and procedures, no evaluation of disclosure controls and procedures can provide absolute assurance that we have detected all control deficiencies and instances of fraud, if any. The design of disclosure controls and procedures also is based partly on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

As discussed in Item 15 “Controls and Procedures,” based on a review of our internal controls over financial reporting, our management has identified certain material weaknesses in our internal control over financial reporting as of December 31, 2023. Due to these material weaknesses, our management concluded that our internal control over financial reporting was not effective as of December 31, 2023. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected and corrected on a timely basis. For a summary of the material weaknesses identified and the measures that we have taken and are taking to remediate, see “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.”

We cannot assure you that we will be able to remediate our existing material weaknesses in a timely manner, if at all, or that in the future additional material weaknesses will not exist, reoccur or otherwise be discovered. If our efforts to remediate this material weakness, as described in Item 15 “Controls and Procedures”, is not successful or if other deficiencies occur, our ability to accurately and timely report our financial position, results of operations, cash flows or key operating metrics could be impaired, which could result in a material misstatement of our annual or interim financial statements, late filings of our annual or interim reports under the Exchange Act, restatements of our consolidated financial statements or other corrective disclosures. Additionally, the remediation measures we take may be time consuming and costly and there is no assurance that such initiatives will ultimately have the intended effects. Our failure to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could have an adverse effect on our business and negatively impact the trading price of our Shares. There can be no assurance that the measures we have taken to date, or any measures we may take in the future, will be sufficient to avoid potential future material weaknesses.

ITEM 4	INFORMATION ON THE COMPANY

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

On December 15, 2017, as part of corporate restructuring to improve our debt profile, we transferred 85% of the shares of our wholly owned subsidiary, TMM Division Maritima, S.A. de C.V. (“TMMDM”), an owner and operator of supply vessels, tankers and tugboats, to the holders of certificates issued by TMMDM under our Mexican Peso-Denominated Trust Certificates Program (the “Trust Certificates Program”). The Trust Certificates Program involved the issuance to investors of certificates secured by trust assets and denominated in Mexican Pesos, the proceeds of which were used by us to consolidate and refinance the debt related to those vessels, as well as to finance the acquisition of additional vessels as contemplated by our expansion program. As a result of the transfer, we no longer exercise control over TMMDM and our financial statements no longer include TMMDM’s assets, liabilities, and income or loss. A Maritime Service Contact was entered into to operate TMMDM’s supply vessels and tankers, which was terminated by both parties in August of 2022. TMMDM has since changed its name to Maritima del Golfo de México y Subsidiarias para el Petróleo, SA de CV.

Today, we are a fixed capital corporation listed on the Mexican Stock Exchange (Bolsa Mexicana de Valores) incorporated under the Ley General de Sociedades Mercantiles for a term of 99 years. We are headquartered at Lago Alberto No. 442, P.5,503-A., Colonia Anáhuac 11320, México City, México, and our telephone number is +52-55-5629-8866. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, such as Grupo TMM, at http://www.sec.gov. Grupo TMM’s Internet website address is www.tmm.com.mx. The information on Grupo TMM’s website is not incorporated into this Annual Report.

B.  Business Overview

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

Maritime Operations. Our Maritime Operations division provides maritime transportation services, including the operation of offshore vessels that provide transportation and other services to the Mexican offshore oil industry, tankers that transport petroleum products within Mexican and international waters, parcel tankers that transport liquid chemical and vegetable oil cargos from and to the United States and Mexico. As of March 31, 2024, we operate a fleet of six vessels, which include one parcel tanker and a five offshore supply vessels. This business unit also provides maritime agency services to ship owners and operators of Mexico’s main ports.

Maritime infrastructure operations. We operate a shipyard with integrated services based in the port of Tampico, Mexico through our subsidiary, Inmobiliaria Dos Naciones, S.R.L. de C.V. (“IDN”). IDN is located near offshore oil and gas facilities and key commercial routes between the Southeastern United States and Mexico. IDN provides ship repair services and has two floating drydocks with a capacity of 3,000 metric tons each, one of which will be replaced by a new floating drydock with a capacity of 6,600 metric tons, which is expected to be incorporated in the fourth quarter of 2024. IDN services more than 30 vessels per year and provides us with the necessary capabilities to build additional naval vessels.

Ports, Terminals and Logistics Operations. We presently provide general cargo operations at the port of Tuxpan, under permits for cargo handling and stowage services granted by the Mexican government, which provides for certain renewal rights. As of June 2021 and as a result of the Mexican government’s decision that all ports should be operated by such government, our concession in the port of Acapulco was not renewed.

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

Set forth below are our total revenues over the last three fiscal years for each of our business segments:

	Consolidated Transportation Revenues
	(in millions of Pesos)
	for the Years Ended December 31,
	2023	2022	2021
Maritime Operations	$795.5	$1,231.1	$835.2
Maritime infrastructure operations	200.5	118.5	139.2
Ports, terminals and logistics Operations	73.1	161.0	223.8
Warehousing Operations	149.5	172.5	153.5
Total	$1,218.6	$1,683.1	$1,351.7

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

We, and our third-party goods and services providers, where applicable, require various approvals, licenses, permits and certificates in the ordinary course of our business. This could produce delays by regulatory and administrative agencies reviewing, approving and/or renewing our applications. These delays have become much more frequent following the COVID-19 pandemic given the various shutdowns and/or the reduction in operations of government offices which have not resumed operations at the same pace as prior to the COVID-19 pandemic. As of the date of the consolidated financial statements included in this Form 20-F, the Group is unable to quantify the adverse effect that COVID-19, or any other pandemic, could have on operating income in the future. However, we have taken several measures to maintain business continuity and strengthen our financial condition, including a strict control of our overhead expenses. The Group remains in compliance with the health and safety protocols established by the Mexican government and has taken measures and implemented policies to safeguard its businesses, employees and the locations in which it operates from the threats posed by the COVID-19 pandemic. We have adopted the hybrid model of working while maintaining limited access to facilities and implementing new controls for emergency procedures and mitigating potential cybersecurity risks. Going forward, we will continue to closely monitor the development of the COVID-19 pandemic, including its effect on our business, financial condition and results of operations.

Digitalization Strategy

Our cloud computing strategy has proven fundamental to our financial approach, enabling us to optimize resources and improve operational efficiency. Alongside this, we have prioritized cybersecurity by implementing robust measures to protect our data and systems. Furthermore, we recognize the importance of continuously updating our IT staff on new technologies, ensuring we stay abreast of the latest advancements and are prepared to tackle emerging challenges in the technology domain.

Several platforms have seen continuous improvements since their implementation, such as ARCADIA (Customer Relationship Management), which has enhanced administrative user usability daily; Apolo 2024 (HelpDesk – Ticketing System), which integrates greater control over each open ticket until its resolution and provides technical support statistics, business unit information, and activity summaries; ADIRAN 2024 (Container Terminal Management), which in its update will replace eight servers, three applications and database managers, all of which are over 15 years old; and TALENTUM, which in 2024 will evolve into a new platform for continuous online training, skills development, and competency assessment.

We are in the final stage of implementing the DOMUS system for Human Resources to manage documents (Repository), personal, labor, and historical data, among others, and to interconnect with the requirements of Mexican Official Standard NOM-035. We have increased the number of interfaces that enable information exchange between current and legacy systems used internally to systematize processes previously managed in spreadsheets or word processors, thereby avoiding and minimizing rework, data entry errors and information loss.

From an infrastructure perspective, servers eligible for updates this year will be migrated to virtualized environments, resulting in cost savings and greater agility and flexibility in workload distribution.

On a financial level, we continue to operate with our enterprise resource planning (“ERP”) SAP S4/HANA systems. We have considered the option to migrate to ERP Microsoft Dynamics 365, but this would require certain financial resources that such a migration entails and approximately nine months for implementation. While this migration could result in significant operational cost savings related to the ERP systems in a few years, it is also a fact that we have not yet secured a special budget to cover the expenses for licenses, implementation, go-live, maintenance, and operational continuity, which represent substantial initial outlays.

New Mexico City Airport Bonded Warehouse

On February 4, 2022 the new airport in Mexico City (Aeropuerto Internacional Felipe Angeles-AIFA) awarded our wholly owned subsidiary, TMM Almacenadora S.A.P.I. de C.V. (“S.A.P.I”), a 10-year lease to operate a bonded warehouse of 5,184 square meters within the airport’s cargo terminal. Also, in August of the same year, we were awarded a 10-year lease to operate a 12,200 m2 warehouse for domestic cargo. In December 2022, we partnered with an important company specialized in port terminals for the development and operation of the warehouses and, during the second quarter of 2023, S.A.P.I., which included the AIFA concession, was sold.

National Storage Operations

As a result of the sale of TMM Almacenadora S.A.P.I. de C.V,, the existing national warehousing operations have been transferred to Saricogui Logística SAPI de CV, a wholly-owned subsidiary of Grupo TMM.

Closure of Certain Container Maintenance and Repair Locations

At the end of 2023 and the beginning of 2024, the Company decided to close its container maintenance and repair operations in the locations of Ensenada, Altamira, Manzanillo, Pantaco and Veracruz, retaining only the location in Aguascalientes. This decision was driven by a significant market downturn, leading the Company to strengthen its market presence in Aguascalientes.

Capital Increase

In 2023, a capital increase was executed amounting to $151,977,600.60 at a subscription price of $2.10 pesos per share, equivalent to 72,370,286 Shares. This capital increase marks a historic moment for the Company, enabling it to consolidate its projects, create shareholder value, and generate investor confidence.

New “Loderos” Vessels

At the end of 2023, the company was awarded two three-year contracts for the operation of two specialized vessels called “Loderos,” which began operations during the first quarter of 2024. Currently, the Company operates a fleet of five such vessels.

Termination of our Concession at the Port of Acapulco

Since June 1996, we had operated the port of Acapulco in association with SSA Mexico, S.A. of C.V. (“SSA”) through a 25-year concession granted by the Mexican government. Although the concession provided for the possibility of renewal, the administration of President Manuel López Obrador elected to not to renew the concession and to transfer control of the port to SEMAR. As a result, our operations at the port of Acapulco terminated concurrently with the expiration of our concession effective as of June 21, 2021.

Refinancing of Certain Credit Lines

During 2021, 2022 and 2023, we refinanced certain of our outstanding credit lines, extending the maturity dates to provide additional support as we continued to navigate disruptions to international trade and demand for our services in the wake of the COVID-19 pandemic.

Charter of Specialized “Mud Vessels”

In August 2021, PEMEX awarded us a three-year contract to operate three specialized “mud vessels” for use in the generation, transportation, conditioning and recovery of fluids during the drilling, completion and repair of offshore oil wells, which are currently in the process of renovation. At the end of August 2022, the Company obtained the incorporation of a fourth mud vessel for one year, as part of the aforementioned contracts.

Relocation of Corporate Headquarters

As part of our cost reduction efforts, in 2021 we moved our corporate headquarters to a new location in Mexico City, which has generated significant savings by lowering our lease payments and other corporate costs.

Vessel Sales

In accordance with our fleet modernization plan, in recent years we have sold or otherwise ceased to operate a number of vessels. On January 8, 2021, we sold the chemical tanker M/T “Olmeca” to Athene Shipping Limited. Most recently, in January 2022, we sold the supply vessel “Isla Colorada” to Buzca Soluciones de Ingenieria, S.A.

RTG Crane Acquisition

In June 2019, we entered into a financing agreement with PNC Bank, N.A., guaranteed by EXIM Bank, to acquire a rubber tyred gantry (“RTG”) crane to replace the crane used in our automotive sector operations at Aguascalientes. Pursuant to the agreement, the Company received loan proceeds in the amount of US$860 thousand (approximately 85% of the purchase price of the crane), at a fixed rate of 4.40% per annum, with semiannual payments of principal and interest, and maturing in July 2024. See Note 13 of the accompanying Audited Consolidated Financial Statements.

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

In August of 2022, the Maritime Services Agreement with TMMDM, which was entered into on December 15, 2017, was terminated as a result of the transfer by the Company of 85% of the shares in TMMDM to the holders of Senior Trust Bonds issued by TMMDM under the Senior Trust Bond program. As a result of this termination, in no time, the Maritime Division will eliminate the name TMM from its corporate name. This operation solely represented 1% of the consolidated revenue. TMMDM has since changed its name to Marítima del Golfo de México y Subsidiarias para el Petróleo, SA de CV.

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

	Foreign Trade 2020-2022(a)
	As of December 31, (in millions of Dollars)
	2023	2022	2021
Total Exports	$593,005	$577,698	$494,949
Total Imports	$598,475	$604,615	$505,703
Total Trade Flows	$1,191,481	$1,182,312	$1,000,652
Growth Rate—Exports	2.6%	16.7%	18.6%
Growth Rate—Imports	(1.0)%	19.6%	32.0%
Growth Rate—Total	0.8%	18.2%	25.1%
Growth Rate—GDP(b)	3.2%	3.7%	6.0%

(a)	The figures include the in-bound (maquiladora) industry.
(b)	The methodology for calculating Growth Rate-GDP was modified by the Instituto Nacional de Estadistica, Geografia e Informatica (INEGI) and is based on 2018 prices.
Source: Instituto Nacional de Estadistica, Geografia e Informatica (INEGI).

Business Strategy

The Company’s strategy is to focus on strengthening businesses related to the maritime sector, as well as maintaining efficient and profitable operations. As part of our continued effort to achieve the Company’s goals, throughout the past three years we have accomplished the following:

•
We have adopted the following actions as a permanent part of our strategies, which focus, among others, on  offsetting recent financial instability resulting from pandemics such as the COVID-19 pandemic and the downturn in the oil industry: (i) reducing our overhead costs and selling, general and administrative (“SG&A”) expenses, (ii) working with Nacional Financiera, S.N.C. to maintain our early payment program to reduce our liquidity risk and mitigate payment delays resulting from changes in the payment policies of PEMEX and other key customers, (iii) diversifying our customer base, and (iv) negotiating with our lenders to delay our payment obligations and extend the applicable maturity date under various loans and financing agreements.

•
With respect to helping ensure our financial reporting and auditing processes remain robust and as timely as possible, permanent actions we have implemented include, among others, (i) the implementation of new controls for emergency procedures, (ii) close monitoring of IT access controls to enable our employees to work remotely where possible, (iii) controls to mitigate the potential increase in cybersecurity risks arising from a higher level of remote work, and (iv) where existing controls are unable to be performed safely or effectively, identifying and implementing appropriate alternative controls to compensate for the lack of information.

•
We increased the number of ships for our Offshore Maritime Sector related businesses through the addition of five specialized vessels under a time charter contract with Pemex. These vessels, known as “mud vessels”, are used in the generation, transportation, conditioning and recovery of fluids during the drilling, completion and repair of offshore oil wells.

•
To focus on strengthening our maritime-related businesses, we sold our warehousing business at the new Mexico City airport (Felipe Ángeles International Airport - AIFA), along with TMM Almacenadora S.A.P.I. de CV, the holder of the concession granted by AIFA. Additionally, to maintain efficient and profitable operations, we closed certain container maintenance and repair workshops.

•
A capital increase amounting to $151,977,600.60 was undertaken by the principal shareholders of the Company. This capital increase will enable us to consolidate our projects, create value for our shareholders, and generate confidence among investors.

Our business strategy is focused on the following:

•	Strengthen our business related to the Maritime Sector;

•	Increasing the installed capacity in our Maritime Infrastructure operations;

•	Maintaining efficient and profitable operations in Ports and Terminals, Logistics and Storage;

•	Diversification and expansion of services;

•	Business development with the assets strategically located in Tuxpan, Veracruz; and

•	Disciplined and continuous control of expenses.

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

Maritime Operations

Our Maritime Operations include: (a) supply and logistics services for the offshore oil industry at facilities in the Gulf of Mexico and between ports and/or to and from oil platforms; (b) parcel tankers, for the transportation and loading of liquid chemical products between ports in Mexico and the United States; (c) port agency services in the country’s main ports for both cargo vessels and cruise ships. This segment represented 65.3% of consolidated revenues for the year 2023, 73.2% for the year 2022, and 61.8% for the year 2021.

Fleet Management

As of March 31, 2024, we operated a fleet of 6 vessels comprised of one parcel tanker, as well as five offshore vessels. It is worth mentioning that until August 2022, we operated, commercialized and managed 24 vessels owned by TMMDM (23 supply vessels, 1 tanker), through a Maritime Services Agreement, which was terminated by both parties last August 2022. Under such agreement, TMMDM was required to pay a fee based on the income based on the shipping revenues. TMMDM has since changed its name to Marítima del Golfo de México y Subsidiarias para el Petróleo, SA de CV.

The table below sets forth information as of March 31, 2024, about the fleet we operate by type, size and capacities:

Vessel Type	Number of Vessels	Total Dead Weight Tons (in thousands)	Total Cubic Meter Capacity (in thousands)	BHP(*)
Offshore vessels	5	**	**	8,748
Parcel tankers	1	14.4	16.5	**
Total	6	14.4.5	16.5	—

*	Average Brake Horse Power.
**	Not applicable.

Offshore Vessels

We have been participating in this business for more than 25 years. Our offshore division provides supply and logistics services to the offshore industry between the ports and the offshore facilities in the Gulf of Mexico through a specialized fleet that includes mud vessels, supply vessels, anchor handling tug supply vessels, production, storage and offloading (“FPSO”) vessels and Dynamic Positioning (“DP”) vessels. Other services include supply and administration of onboard personnel, coordination and supervision of the maritime transport of staff, materials and equipment from the base on shore to operational points of the vessels within the oil-drilling zone of the Gulf of Mexico.

During 2021, PEMEX conduced a public tender through which we were awarded three long-term charter contracts for the mud vessels Redfish 4, Beluga 2 and Go Canopus, each of which commenced operations in July 2021. At the end of August 2022, the company secured the addition of a fourth mud vessel, (Gannet).

Set forth below is information regarding the offshore vessels fleet as of March 31, 2023:

Vessel	Year	Flag	DWT(1)	LOA(2) (m)(3)	Beam (m)	BHP	Charterer(s)
+ Redfish 4	2012	Mexico	2,435	67.40	16.00	8,000	PEP
+ Beluga 2	2012	Mexico	2,436	67.40	16.00	7,369	PEP
+ Go Canopus	2009	Mexico	2,278	67.00	16.00	10,876	PEP
+ Aurora Pearl	2013	Liberia	3,514	80.3	16.20	6,193	PEP
+ World Peridot	2013	Liberia	3,514	80.3	16.20	6,193	PEP

(1)	Dead weight tons.
(2)	Overall length.
(3)	Meters.
+ Chartered vessel.

Product Tankers

Since 1992, we have provided product tanker chartering services to PEMEX and its subsidiaries for the transportation of clean and dirty petroleum products from refineries to various Mexican ports. During 2023, we operated the Kinaros tanker for a two month period, which was under a time charter contract with the company CFEnergía for cabotage fuel oil transportation between the ports of Coatzacoalcos and Tuxpan.

Parcel Tankers

Our Parcel Tanker business operates between Mexican and American ports in the Gulf of Mexico, transporting chemicals, vegetable and animal oils and molasses. The majority of the transported cargo is under contracts of affreightment (“COAs”) in which the customers commit the carriage of their cargo over a fixed period of time on multiple voyages, with a minimum and a maximum cargo tonnage at a fixed price. The vessel operator is responsible for the vessel, the fuel and the port expenses. Currently, our parcel tanker fleet is comprised of one chartered vessel. We transported over 361 thousand tons of chemical products in our parcel tankers during 2023, 531 thousand tons during 2022, and 518 thousand tons during 2021. Our primary customers for our parcel tanker services include major oil and chemical companies.

Set forth below is information regarding our parcel tanker as of March 31, 2024:

Vessel	Year	Flag	Length (m)(1)	Beam (m)	Draft (m)	DWT(2)	Capacity M3 Total
Oriental Marguerite	2008	Panama	134.2	20.5	8.81	14,367	16,232

(1)	Meters.
(2)	Dead weight tons.

Bulk Carrier

In August 2017, we commenced transporting unpackaged general commodities such as steel between South America, the Caribbean and Mexico in specialized ships called bulk carrier vessels. Our bulk carrier services typically involve the hiring of a bulk carrier vessel approximately once per month. On December 31, 2022, we concluded this service.

Maritime Agency Services

We work as representatives of shipowners through our agencies in the principal ports of Mexico, including the ports of Veracruz, Coatzacoalcos, Ciudad del Carmen, Dos Bocas, Tuxpan, Puerto Vallarta and Zihuatanejo. Our agencies that provide services to vessel owners and operators in Mexican ports include: (i) port agent services, including the preparation of the necessary documentation with the port authorities for the clearance of vessels; (ii) security agent services, which supports the rotation of crew members and the provision of spare parts; (iii) multimodal cargo and supervision; (iv) vessel provisioning services, which include the procurement of food, water and supplies and (v) fueling services, which include the coordination of fuel delivery services. Our shipping agencies also provide shipping agency services to other major ports through agreements with local agents.

Customers and Contractual Arrangements

The primary purchasers of our Maritime Operations services are multi-national oil, gas and chemical companies. These services are generally contracted for on the basis of short-term or long-term time charters, voyage charters, COAs or other transportation agreements tailored to the shipper’s requirements. In 2023, our ten largest customers accounted for approximately 92% and 60% of Maritime Operations revenues and consolidated revenues, respectively. The loss of one or more of our customers could have a material adverse effect on the results of our Maritime Operations.

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

Maritime Infrastructure Operations

The Company has a concession to operate a shipyard in the port of Tampico, Mexico. The shipyard is strategically located on the Gulf of Mexico, in close proximity to offshore oil and gas facilities and other key trade routes between the southeastern United States and Mexico. The shipyard provides repair services to more than 30 vessels per year. In addition, to better capitalize on the opportunities created by new entrants in the Mexican market, we intend to expand and diversify our shipyard capabilities through the addition of a new 6,600-metric-ton floating dock, expected to be delivered in the second quarter of 2024.

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

As further described below, from June 1996 to June 2021 we held a concession to operate the port of Acapulco through a joint venture with SSA. Our Acapulco ports and terminals operations terminated effective June 21, 2021 when the administration of President Manuel López Obrador elected not to renew our concession and transferred control of the port to SEMAR. The business has closed operations since the date of termination of the concession. The following table sets forth our existing port facilities and concessions:

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

Logistics Operations

Through TMM Logistics, S.A. de C.V. (“TMM Logistics”), a wholly owned subsidiary of Grupo TMM, we provide dedicated logistics services to major manufacturers, including automobile manufacturers, and retailers with facilities and operations throughout Mexico. The services that we provide include consulting, analytical and logistics outsourcing services, which encompass the management of inbound movement of parts to manufacturing plants consistent with just-in-time inventory planning practices; logistics network (order-cycle) analysis; logistics information process design; supply chain and logistics management; and maintenance and repair of containers in principal Mexican ports and cities. Due to the scope of our operations, together with the extent of our experience and resources, we believe that we are uniquely positioned to coordinate the entire supply chain for our customers. This segment accounted for 6.0%, 9.2% and 15.4% of consolidated revenues in 2023, 2022 and 2021, respectively.

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

Container Maintenance and Repair

We offer maintenance and repair services for maritime containers in Aguascalientes. These services involve keeping refrigerated components and other parts of a container in useable condition, including mechanical repair, welding and repainting of such containers.

Warehousing Operations

We offer warehousing and bonded warehousing facility management services through our subsidiary, ADEMSA. ADEMSA currently operates over 217,000 square meters of warehousing space throughout Mexico, including 67,353 square meters of direct warehouse space (the largest of which is located in northern Mexico City). Due to its regulated nature, ADEMSA is one of a limited number of warehousing companies authorized by the Mexican government to provide bonded warehousing services and to issue negotiable certificates of deposit. This segment accounted for 12.3%, 10.3% and 11.4% of consolidated revenues in 2023 2022 and 2021, respectively.

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

When implementing the technology platforms that support the operations across our business units, we work hand in hand with specialized teams of IT consultants and globally recognized companies such as Microsoft and SAP. In collaboration with these companies, we have implemented IT best practices internationally, and jointly developed a technology strategy to enable us to respond swiftly to the current needs of our businesses, while simultaneously laying the groundwork for  our swift adaptation to technological advances which impact the world daily. We understand that our IT solutions must remain flexible and able to adapt to changes in the financial conditions of the Company, which is why our IT and finance teams maintain a close relationship to promptly and efficiently find the best, cost-effective solution.

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

In October 2021, the government presented its five-year plan for 2020-2024, which prioritizes investments in shallow waters and conventional onshore areas and excludes unconventional onshore and deep-water areas. Furthermore, the plan indicates that the current administration does not intend to initiate new bidding processes for the award of further exploration and production rights until the current contracts demonstrate that they can generate profits for the government.

On March 26, 2021, President Andrés Manuel López Obrador proposed legislation to amend certain provisions of the Hydrocarbons Law (the “Amendment”). The Amendment was passed by the Mexican government and became effective on May 5, 2021 following its publication in the Federal Official Gazette.

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

Mexican Tax Reforms

Effective January 1, 2024, the general minimum wage and the Northern Border Free Zone minimum wage will increase by 20 percent, from $207.44 to $248.93 pesos and from $312.41 to $374.89 pesos per day, respectively, as approved by the Government of Mexico. This increase also impacts the worker-employer contributions and vacation premiums for employees. Although this has been financially planned for, the increase in the minimum wage may influence the pricing of services or impact the company’s profit margins and earnings.

In Mexico, the 2020 tax reform introduced changes to Article 26 of the Federal Fiscal Code, expanding the circumstances under which joint liability is triggered. The reform included partners and shareholders of legal entities as jointly liable parties. This involves the company as a jointly liable third party, assuming joint responsibility with its subsidiaries regarding tax payments if the subsidiaries fail to meet their tax obligations.

Due to the lack of a structured fiscal reform for 2023 and 2024, the tax authority has consistently relied on so-called “deep surveillance,” which has various deficiencies. The Federal Revenue Law (LIF) and the Federal Expenditure Budget (PEF) do not properly constitute a fiscal reform. Consequently, the authorities seeks to presume income and verify the calculation of taxes as part of the Federal Government’s verification powers. Although the company complies with its tax information, the possibility of additional tax payments and ancillary contributions based on criteria from the Tax Administration Service (SAT) during such deep surveillance cannot be ruled out.

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

C.  Organizational Structure

We hold a majority of the voting stock in each of our subsidiaries. The most significant subsidiaries, as of March 31, 2024, include:

Name	Country of Incorporation	Ownership Interest	Voting Interest
Autotransportación y Distribución Logística, S.A. de C.V. (Logistics)	Mexico	100%	100%
TMM Logistics, S.A. de C.V. (Logistics)	Mexico	100%	100%
Transportación Marítima Mexicana, S.A. de C.V. (Parcel tankers, and offshore vessels)	Mexico	100%	100%
Prestadora de Servicios MTR, S.A. de C.V. (Ports)	Mexico	100%	100%
Bimonte, S.A. de C.V. (Ports)	Mexico	100%	100%
Services and Solutions Optimus, S. de R.L. de C.V. (Ports)	Mexico	100%	100%
Administradora Marítima TMM, S.A.P.I. de C.V. (Shipping agencies)	Mexico	100%	100%
TMM Parcel Tankers, S. A. de C. V. (Parcel vessels)	Mexico	100%	100%
Almacenadora de Deposito Moderno, S. A. de C. V. (Warehousing)	Mexico	100%	100%
Saricogui Logística, S.A.P.I. de C.V. (Warehousing)	Mexico	100%	100%
Inmobiliaria Dos Naciones, S. R. L. de C. V. (Shipyard)	Mexico	100%	100%
Operadora Portuaria de Tuxpan, S.A. de C.V. (Ports)	Mexico	100%	100%

D.  Property, Plants and Equipment

Our business activities in the logistics and transportation fields are conducted with both owned and leased equipment, and, in certain instances, through concessions granted to us by the Mexican government. We were granted the right to operate certain facilities, including certain warehouses, cruise ship terminals and ports, as part of franchises awarded through the Mexican government’s privatization activity. We operate facilities, either through leases or with direct ownership interests in Aguascalientes, Altamira, Cancun, Ciudad del Carmen, Ciudad Juarez, Ciudad de Mexico, Coatzacoalcos, Dos Bocas, Ensenada, Guadalajara, Veracruz, Manzanillo, Monterrey, Nuevo Laredo, Puebla, Reynosa, Tapachula, Tampico, Toluca and Tuxpan. See Item 4. “Information on the Company - Business Overview,” and Note 9 to the accompanying Audited Consolidated Financial Statements contained elsewhere herein.

API Acapulco’s concession to provide port and terminal services at the port of Acapulco expired effective as of June 30, 2021 following the Mexican government’s decision not to renew it and to transfer control of port operations to SEMAR.

Property and Equipment are summarized below:

	Years Ended December 31,
	2023	2022	Estimated Total Useful Lives (Years)
	(in thousands of Pesos)
Shipyard	$84	$114	40
Drydocks (major vessel repairs / mud vessels refurbished in 2021)	42,845	68,161	2.5 and 3
Buildings and installations	101,033	103,815	20 and 25
Warehousing equipment	32	601	10
Computer equipment	151	182	3 and 4
Terminal equipment	18,863	20,996	10
Ground transportation equipment	4,330	3,132	4, 5 and 10
Other equipment	8,714	10,101
	$176,052	$207,102
Land	1,419,674	1,147,174
Construction in progress	230,406	136,495
Total Property, Vessels and Equipment-net	$1,826,132	$1,490,771

In 2018, the Company repurchased the floating drydock “ARD-10” and the towing vessel “Catherine M” from UNIFIN, and IDN extended the operating lease of the floating drydock “ABDF 2” by an initial term of two years. In April 2020, IDN and UNIFIN entered into an additional two-year extension of the “ABDF 2” operating lease, expiring on June 2024. The Company intends to repurchase the asset for approximately 2 million pesos from UNIFIN in June 2024.

Since January 1, 2014, the Company has applied the revaluation model for its assets in accordance with IAS 16 “Property, Plant and Equipment”. The revalued amounts for the majority of its assets are determined at market values calculated by professional appraisers, with the values of certain vessels determined using other valuation techniques. As a result, in December 2023 and 2022, the Company did not recognize any revaluation effect as it did not consider it necessary to perform a new appraisal of its properties, while in December 2021 the Company recognized a revaluation gain of $254.0 million. See Notes 4.9 and 24 of the Audited Consolidated Financial Statements contained elsewhere herein.

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

During the third quarter of 2021, we refurbished three mud vessels (“Redfish 4,” “Beluga 2” and “Go Canopus”) prior to commencement of their operations under a long-term charter contract with PEMEX.

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

In 2022, the Company sold the supply vessel “Isla Colorado” to Buzca Soluciones de Ingeniería, S.A.

Construction in progress primarily pertains to the conversion of two new “Loderos” vessels, which began operations in the first quarter of 2024, with an approximate cost of $94 million pesos. It also includes the construction and installation of a new floating dock and studies related to the hydrocarbon terminal project in Tuxpan.

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

Over the last few years, we have made and continue to make significant changes to our business, including:

•
COVID-19 crisis actions: In response to the recent financial instability resulting from the COVID-19 pandemic, we have taken a number of actions to strengthen our business, ensure the integrity of our financial reporting and audit processes, and protect the health and safety of our employees and the communities in which we operate. See Item 4. “Information on the Company - Recent Developments - COVID-19 Pandemic” and “Information on the Company - Business Strategy.”

•
Changes in management: We have recently made various changes to our senior management team. Effective September 1, 2020, Mrs. Vanessa Serrano Cuevas assumed the role of Chief Executive Officer. In 2021, Mr. Axel Xavier Vera de Castillo assumed the role of Chief Information Officer. As of 2022, Luis Manuel Ocejo Rodríguez, Christian Venus Vázquez Coria, Gerardo Meza Vázquez, Alejandro Romero Rodríguez and Víctor Velázquez Romo, assumed the positions of Deputy General Director, Legal Director, Internal Audit Manager, Director of Maritime Operations and Director of Maritime Infrastructure, respectively. Finally, in February 2023, Maricela González Méndez joined the Company as Commercial Director. Lastly, in September 2023, Verónica Tego Sánchez assumed the role of Chief Financial Officer, replacing Luis Rodolfo Capitanachi Dagdug, who served from 2021 through September 2023.

•
Updating our digital technology platforms: We continue to improve our technology and information systems capabilities through continued our Digitalization strategy. With the implementation of integrated cloud-based platforms, we have developed general systems for corporate use and specific software applications for each business unit, as well as optimize our telecommunications connectivity and internet speed across all locations where Group TMM operates. The efforts of our information technology partners have been fundamental to this transformation and operating continuity, working in close collaboration with our business partners to keep our applications running. As a result of these efforts, today our companies are aligned in a digital information platform that enables them to operate efficiently, effectively, flexibly and with an eye toward being prepared to adapt to any change impacting our businesses and our customers. Furthermore, we are continuously improving our financial systems according to system updates in accordance with the updates in the technological operating models of the authorities of the Government of Mexico, such as the Tax Administration System that updated the CFDI and the Payment Complement and implemented the Carta Porte, as well as to the operational changes of the business, in order to obtain operational and consolidated reports in a faster and more reliable manner.. See Item 4. “Information on the Company - Systems and Technology.”

•
Expanding our Maritime Operations: We have strengthened and streamlined our Maritime Operations in recent years, developing the business into our most profitable segment. We remain focused on expanding our Maritime Operations to add specialized vessels to our fleet in order to meet market requirements for new generation vessels with higher-rated and deeper-water capabilities. As part of this strategy, in August 2021, we entered into a long-term contract with PEMEX to operate three specialized vessels known as “mud vessels”, and in 2024 began operating 2 additional mud vessels with PEMEX. In addition, we have continued our efforts to diversify our customer base, as well as implemented a strategic cost reduction plan to offset some of the instability in the oil industry. See Item 4. “Information on the Company - Business Strategy - Expansion and Improvement of our Maritime Operations.”

•
Maintaining efficient and profitable operations: As part of the business segment analysis, in December 2022, the Company concluded its steel transportation operations to South America. Further, at the end of 2023 and beginning of 2024, the Company closed certain Container Maintenance and Repair locations.

•
Development of Maritime Infrastructure operations: In order to strengthen this segment, in 2022, the Shipyard business became a Business Division. The shipyard, located in the port of Tampico, provides ship repair and dry dock services to more than 30 vessels per year. We are working to incorporate a new floating dock during 2024, replacing one of the two existing floating docks that have reached their useful life, which will allow us to increase the current capacity. See ITEM 4 “Information on the Company - Business Strategies - Expansion of our Marine Operations”.

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

•
Sale of certain subsidiaries: In recent years we have sold certain non-strategic subsidiaries in an effort to streamline our operations and reduce operating costs. During fiscal year 2023, two companies were sold, TMM Almacenadora, S.A.P.I. of C.V. (including the AIFA concession) and Servicios Tecnológico ST, S.A. of C.V. to an unrelated party.

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

General

Set forth below is a summary of the results of operations:

	For the years ended December 31
	2023	2022	2021
	(In millions of pesos)
Consolidated Transportation Revenues
Maritime operations	$795.5	$1,231.1	$835.2
Maritime infrastructure operations	200.5	118.5	139.2
Port, terminal and logistics operations	73.1	161.0	223.8
Warehousing operations	149.5	172.5	153.5
Total	$1,218.6	$1,683.1	$1,351.7
(Loss) Transportation Profit
Maritime operations	$55.1	$91.5	$23.7
Maritime infrastructure operations	51.7	31.0	48.7
Port, terminal and logistics operations	(35.8)	5.7	(18.8)
Warehousing operations	(36.3)	(1.0)	(16.0)
Shared corporate costs	(63.8)	(84.3)	(78.3)
Total	$(29.1)	$42.9	$(40.7)

Fiscal Year ended December 31, 2023 Compared to Fiscal Year ended December 31, 2022

Revenues from operations for the year ended December 31, 2023 were $1,218.6 million compared to $1,683.1 million for the year ended December 31, 2022.

	Transportation Revenues
	(In millions of pesos)
	For the years ended December 31
	2023	% Revenues	2022	% Revenues	A2023 vs. A2022 % of change
Maritime operations	$795.5	65.3%	$1,231.1	73.2%	(35.4)%
Maritime infrastructure operations	200.5	16.5%	118.5	7.0%	69.2%
Port, terminal and logistics operations	73.1	6.0%	161.0	9.5%	(54.6)%
Warehousing operations	149.5	12.3%	172.5	10.3%	(13.3)%
Total	$1,218.6	100.0%	$1,683.1	100.0%	(27.6)%

Maritime Operations

Revenues from maritime operations decreased 35.4% to $795.5 million in 2023 in comparison to $1,231.1 million in 2022 and accounted for 65.3% of our revenue. The decrease in revenues is mainly attributable to the closure of the Bulk Carrier business, which was not generating profits. This segment generated revenues in 2022 in the amount of $304 million, in addition, parcel tanker operations decreased by $105 million.

Maritime Infrastructure Operations

In 2023 the revenue of maritime infrastructure operations increased 69.2% to $200.5 million, in comparison to $118.5 million in 2022, and represented 16.5% of our income. The increase was principally caused by the capacity increase of the shipyard, which registered 100% occupation, and improvements in the prices of maintenance services.

Ports, Terminals and Logistics Operations

Ports, Terminals and Logistics Operations’ revenues decreased 54.6% to $73.1 million for the fiscal year ended December 31, 2023 compared to $161 million for the year ended December 31, 2022, and accounted for 6.0% of total revenues. The decrease was mainly due to the partial closure of the Manzanillo and Veracruz locations, which generated $80 million in revenues in 2022, and the volume decline of one of our customers, which mainly affected the operations of our container maintenance and repair.

Warehousing Operations

Warehousing Operations’ revenues decreased 13.3% to $149.5 million for the year ended December 31, 2023 compared to $172.5 million for the year ended December 31, 2022 and accounted for 12.3% of total revenues. The decrease in 2022 stemmed primarily from decreased volume in our customer operations.

(Loss) Income on Transportation

(Loss) income on transportation reflects revenues on transportation less operating costs and expenses. References to operating income (loss) in this Annual Report refer to income (loss) on transportation, plus/minus the effect of other income (expenses) as presented in the Audited Consolidated Financial Statements included elsewhere in this Annual Report. Total costs and expenses for the year ended December 31, 2023 decreased 23.9% to $1,247.7 million, from 17.8% to $1,640.2 million for the year ended December 31, 2022. This decrease was primarily due to the closure of the Bulk Carrier business Operating income of $36.7 million was realized for the year ended December 31, 2023 compared to an operating gain of $35.5 million for the year ended December 31, 2022, primarily due to an increase in non-recurring income.

The following table sets forth information concerning the Company’s operating (loss) income on transportation by business segment for the years ended December 31, 2023 and 2022, respectively.

	Grupo TMM Operations (Loss) income on Transportation (1) (in millions of Pesos) Year Ended December 31,
	2023	2022	FY2023 vs. FY2022 % Change
Maritime Operations	$55.1	$91.5	(39.8)%
Maritime Infrastructure Operations	51.7	31.0	66.8%
Ports and Terminals Operations and Logistics	(35.8)	5.7	(728.1)%
Warehousing Operations	(36.3)	(1.0)	3,530.0%
Shared Corporate Costs	(63.8)	(84.3)	(24.3)%
Total	$(29.1)	$42.9	(167.8)%

(1)
To better reflect Grupo TMM’s corporate costs, human resources and information technology costs are allocated separately to each business unit in accordance with their use. Income on transportation includes the following allocated total administrative costs: in 2023: $10.8 million in Ports and Terminals Operations, $31.7 million in Maritime Operations and $63.8 million in shared corporate costs; and in 2022: $12.9 million in Ports and Terminals Operations, $27.13 million in Maritime Operations and $84.3 million in shared corporate costs. Maritime Operations.

Maritime Operations

Transportation income from maritime operations, which ended December 31, 2023, decreased to $55.1 million compared to $91.5 million for the year ended December 31, 2022, after deducting $31.7 million of administrative costs in 2023 compared to $27.1 million of administrative costs in 2022. The difference is mainly due to the closure of the Bulk Carrier business and the Maritime Administration during 2023.

Maritime infrastructure operations

Transportation profit from marine infrastructure operations for the year ended December 31, 2023 increased to $51.7 million compared to $31.10 million for the year ended December 31, 2022. The increase in profit was primarily due to the shipyard’s installed capacity registering at a 100% during 2023.

Port, terminals and logistic operations

The ports, terminals and logistics transportation result for the year ended December 31, 2023 decreased to $35.8 million compared to a gain of $5.7 million for the year ended December 31, 2022, after deducting $10.8 million of administrative costs in 2023 compared to $12.9 million of costs in 2021. The difference was mainly due to a loss in the maintenance and repair business given decreased volume by one of our customers.

Warehousing Operations

Warehousing Operations’ operating loss in the year ended December 31, 2023 increased to $36.6 million, compared to $1.0 million for the year ended December 31, 2022. The increase in the loss is mainly due to the decrease in volume of operations of one of our customers.

Net Financing Cost

	(in millions of Pesos) Year Ended December 31
	2023	2022	FY2023 vs. FY2022 % Change
Interest Income	$2.0	$0.5	300.00%
Interest Expense
Interest in leases	$28.8	$28.6	0.7%
Interest in financial debt	25.7	27.3	(5.9)%
Amortization of expenses associated with other loans	—	0.4	(75.0)%
Other financial expenses	8.5	5.3	60.4%
Subtotal	$63.0	$61.6	2.4)%
Gain (loss) on exchange, net	$19.6	$(0.1)	(19,700)%
Net financing cost	$41.4	$61.2	32.2%

Net financing cost recognized during the year ended December 31, 2022 was $61.2 million compared to $59.1 million incurred during the year ended December 31, 2021. The net financing cost in 2022 included net exchange loss of $0.1 million and in 2021 included a net exchange gain of $3.2 million as a result of fluctuations in the relative value of the Peso against the Dollar.

Other (Expenses) income - Net

	(in millions of Pesos) Year Ended December 31,
	2023	2022	FY2023 vs. FY2022 % Change
Other (expenses) income - net	$65.8	$(10.4)	(732.7)%

Other (expenses) income - net for the year ended December 31, 2023 was $65.8 million, including $44.5 million of benefits due to the write-offs of provisions; $20.2 million due to the cancelation of rights of use in Ademsa, which were partially offset by tax recovery costs of $3.0 million.  Other (expense) income - net for the year ended December 31, 2021 was $(169.3) million which primarily included expenses of $130.0 million for asset write-offs and $38.5 million related to the cancellation of the corporate building lease.

Income Tax Expense

	(in millions of Pesos) Year Ended December 31,
	2023	2022	FY2022 vs. FY2021 % Change
Income tax gain (expense)	$20.2	$29.6	31.8%

In the year ended December 31, 2023, includes current income taxes of $4.5 million and a deferred tax benefit for the year of $24.7 million, resulting in income tax income of $20.2 million compared to current income taxes of $3.2 million and a deferred tax benefit for the year of $32.8 million, resulting in income tax income of $29.6 million in the year ended December 31, 2022.

Non-controlling Interest

	(in millions of Pesos) Year Ended December 31,
	2023	2022	FY2022 vs. FY2021 % Change
Non-controlling interest	$(4.7)	$(2.6)	(80.8)%

Non-controlling interest registered a gain of $4.7 million for the year ended December 31, 2023, in comparison to in comparison to a loss of $2.6 million for the year ended December 31, 2022. This result is attributable to the registration of the deferred tax reserve at API Acapulco due to termination of its operations.

Net Income for the year attributable to stockholders of Grupo TMM

	(in millions of Pesos) Year Ended December 31,
	2023	2022	FY2023 vs. FY2022 % Change
Net Income for the year attributable to stockholders of Grupo TMM	$20.2	$3.5	477.1%

In the year ended December 31, 2023, we recognized a net income of $20.2 million, or $0.17 per Share. In the year ended December 31, 2022, we recognized a net income of $3.5 million, or $0.03 per Share.

Fiscal Year ended December 31, 2022 and 2021

For a comparison of our operating results for the fiscal year ended December 31, 2022 to our operating results for the fiscal year ended December 31, 2021, see Item 5. “Operating and Financial Review and Prospects-Fiscal Year ended December 31, 2022 Compared to Fiscal Year ended December 31, 2021” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022.

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

Our income from operations may therefore be materially affected by variances in the exchange rate between the U.S. dollar and the Mexican Peso. Mexican Pesos historically have been subject to greater risk of devaluation and have tended to depreciate against the U.S. dollar. Given that a large proportion of our revenues are denominated in U.S. dollars, we have sought to reduce our exposure to foreign currency risk by holding a portion of our debt in U.S. dollars. Currently, approximately 24.4% of our indebtedness is denominated in U.S. dollars, including liabilities associated with long-term operating leases.

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

In addition, the Company notes that its financial statements present its debt obligations and liabilities associated with our long-term operating leases on a consolidated basis; however 72.9% of the Company’s debt as of December 2023 was held directly by its subsidiaries, each of which services its own debt out of its operating income. Management believes that these factors will enable the Company to remain current in its debt repayments notwithstanding the Mexican Law restriction on the distribution of profits by subsidiaries described below.

As of December 31, 2023, the debt obligations as well as the liabilities associated with our long-term operating leases at each of the Company’s subsidiaries were as follows:

(in millions of pesos)
Grupo TMM, S.A.B.	$102.8
Almacenadora de Deposito Moderno, S.A. de C.V.	110.7
TMM Almacenadora, S.A.P.I. de C.V.	75.3
TMM Logistics, S.A. de C.V.	64.4
TMM Dirección Corporativa, S.A. de C.V.	23.9
Inmobiliaria Dos Naciones, S. de R. L. de C.V.	1.6
Total	$378.7

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

As of March 31, 2024, our total debt amounted to $369.5 million, which includes $61.4 million of bank debt owed to several different banks and financial institutions, $14.9 million owed to non-institutional lenders, $134.8 million of related parties, and $158.4 million of liabilities associated with our long-term operating leases; of this debt, $264.1 million is short-term debt, and $105.4 million is long-term debt. Under IFRS, transaction costs in connection with financings are required to be presented as a part of debt. Further, following the January 1, 2019 adoption of IFRS 16, liabilities associated with operating leases are presented as a part of debt unless the lease term is for 12 months or less or the underlying asset is of low value.

As of December 31, 2023, our total debt amounted to $378.7 million, which includes $61.9 million of bank debt owed to several different banks, $14.6 million owed to non-institutional lenders, $134.6 million of related parties, and $167.6 million of liabilities associated with our long-term operating leases, primarily the lease of warehouses for use in our warehousing operations; of this debt, $265.9 million is short-term debt, and $112.8 million is long-term debt.

As of December 31, 2023 and March 31, 2024, we were in compliance with all of the restrictive covenants contained in our financing agreements.

Our total shareholders’ equity in 2023, including non-controlling interest in consolidated subsidiaries, was $1,974.4 million, resulting in a debt-to-equity ratio of 0.11.

As of March 31, 2024, we had net working capital (current assets less current liabilities) of $(168.3) million. We had net working capital of $(89.6) million, $61.3 million and $119.7 million as of December 31, 2023, December 31, 2022 and December 31, 2021, respectively. The decrease in net working capital for 2023 and as of March 31, 2024 was primarily due to the decrease in cash due to the conversion of new mud vessels. The decrease in net working capital from December 31, 2022 to December 31, 2023 was mainly due to the reclassification of “non-current assets available for sale” of fixed assets. The decrease in net working capital from December 31, 2021 to December 31, 2022 was primarily due to the disposition of “non-current assets available for sale”. While we continue to look for ways to improve our debt profile to reduce our financing costs and improve cash flows available for investment, we believe that our financial resources, including cash expected to be generated by our subsidiaries, is sufficient to meet our current objectives. Liquidity and working capital needs. See “-Executive Overview: COVID 19 Crisis Actions” above.

Information on Cash Flows

Summary cash flow data for the years ended December 31, 2023, 2022, and 2021 is as follows:

	Years Ended December 31,
	2023	2022	2021
	(in millions of Pesos)
Operating activities	$$88.6	$$166.7	$(78.1)
Investing activities	(119.3)	(15.8)	21.5
Financing activities	50.6	(134.0)	0.8
Currency exchange effect on cash	(16.7)	(7.9)	(9.9)
Net (decrease) increase in cash and cash equivalents	3.2	9.0	(65.7)
Cash and cash equivalents at beginning of year	94.7	39.6	105.3
Restricted cash release	0.5	46.1	—
Cash and cash equivalents at end of year	$98.4	$94.7	$39.6

For the year ended December 31, 2023, our consolidated cash position increased by approximately $3.7 million from the year ended December 31, 2022.

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

Our Cash Flows from Operating Activities

Net cash flows used in operating activities amounted to $88.6 million in the year ended December 31, 2023 compared to $166.7 million generated in the year ended December 31, 2022. The decrease is primarily due to the closure of locations in the M&R business and lower income in the storage business.

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

The following table summarizes cash flows from operating activities for the periods indicated:

	Years Ended December 31,
	2023	2022	2021
	(in millions of Pesos)
(Loss) income before provision for income taxes	$(4.7)	$(28.7)	$(269.2)
Depreciation and amortization and other amortization	133.9	106.8	117.4
Loss (gain) on sale of fixed assets-net	—	58.3	132.9
Sale of subsidiaries	—	—	—
Provision for interests on debt	54.4	55.9	59.2
Investment interests	(2.0)	(0.5)	(0.3)
Loss (gain) from exchange differences	5.2	1.5	4.5
Total changes in operating assets and liabilities	(98.2)	(26.5)	(122.6)
Net cash provided by (used in) operating activities	$88.6	$166.7	$(78.1)

Our Cash Flows from Investing Activities

Net cash provided by investing activities for the year ended December 31, 2023 was $119.3 million, which included $131.3 million for investments in projects and operating equipment , partially offset by the generation of 10.0 million from the sale of TMM Almacenadora (AIFA). Net cash used by investing activities for the year that ended on December 31, 2022 was $15.8 million, which included $8.6 million for the sale of the Isla Colorada, which was partially offset by the use of $25.2 million for investments in projects and operating equipment. Net cash generated by investing activities for the year ended December 31, 2021 was $21.5 million, which included $83.5 million generated by the sale of the vessel “Olmeca” and $13.2 million of other assets, which was partially offset by the use of $75.5 million for investments in projects and operating equipment. See “- Capital Expenditures and Divestitures” below for further details of capital expenditures and divestitures relating to the years ended December 31, 2023, 2022 and 2021, respectively.

Our Cash Flows from Financing Activities

For the year ended December 31, 2023, cash generated from financing activities increased to $50.6 million, which resulted primarily from $152.0 million in issuance of shares; $14.5 million of repayment of other borrowings and operating leases; repayment of $78.4 million of debt under existing loan facilities and operating leases and $8.4 million of interest payments.

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

Business Plan

We are focused on strengthening and growing our business relating to the maritime sector through financial and commercial strategies, as well as maintaining efficient and cost-effective operations and strengthening our balance sheet, allowing us to better develop and implement our projects.

•
Enhance our business related to the Maritime Sector by adding more vessels specialized in our Offshore operations services, as well as well as improving the use and commercial conditions of chemical tankers, contracting tankers to transport petroleum products and expandingour client base in maritime agency services.

•
Increasing the installed capacity in the Maritime Infrastructure Operations by replacing one of the docks to serve vessels of up to 6,000 tons of lift, with which we will be able to access 94% of the market of offshore vessels operating in the Gulf of Mexico and increase the Company’s income; in the medium term, we plan to have an additional dock of greater capacity that will also allow the construction of naval artifacts.

•
Maintaining efficient and profitable operations in Ports and Terminals, Logistics and Warehousing. That allows us to improve our conversion of Operating flow to free cash flow and recover our financial flexibility, focusing our efforts on excellence in the town of Aguascalientes and in the Automotive sector.

•	Diversification and expansion of services through strategic alliances or partnerships and thus reposition our portfolio in order to improve our diversification and achieve greater profitable growth.

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

Capital Expenditures and Divestitures

The following tables set forth our principal capital expenditures and divestitures during the last three years:

Our Principal Capital Expenditures for the Last Three Years

(in millions of Pesos)
	Years ended December 31
	2023 (a)	2022 (b)	2021 (c)
Capital Expenditures by Segment: Maritime Operations	$124.1	$0.1	$33.9
Infrastructure Maritime Operations	6.6	8.0	29.8
Port, Terminals and Logistics Operations	0.5	0.1	11.8
Warehousing Operations	0.1	17.0	—
Corporate	—	—	—
Total	$131.3	$25.2	$75.5

(a)
In 2023, capital expenditures included (i) Maritime Operations: $124.1 million in equipment acquisition and improvements and construction of new mud vessels; and (ii) Marine Infrastructure Operations: $6.6 million in equipment acquisition and improvements.

(b)
In 2022, capital expenditures included: (i) Marine Infrastructure Operations: $8.0 million in equipment acquisition and improvements; and (ii) Warehousing Operations: $17.0 million in equipment acquisition and improvements.

(c)
In 2021, capital expenditures included: (i) Ports and Terminals Operations: $11.8 million in acquisition and equipment improvements and construction in process for the expansion and maintenance of port and terminal facilities; and (ii) Maritime Operations: $33.9 million in acquisition and equipment improvements, and (iii) Maritime Infrastructure Operations: $29.8 million in equipment acquisition and improvements.

Principal Capital Divestitures for the Last Three Years

(in millions of Pesos)
	Years Ended December 31,
	2023 (a)	2022 (b)	2021 (c)
Capital Divestitures:
Sale of shares of subsidiaries	$10.0	$—	$—
Other assets	—	8.9	96.7
Total	$10.0	$8.9	$96.7

(a)	In 2023, TMM Almacenadora SAPI de CV including the AIFA concession.

(b)	In 2022, includes the sale of the vessel Isla Colorada.

(c)	In 2021, capital divestitures included $96.7 million from the sale of a vessel “Buque Olmeca”.

Capital Leases

From December 31, 2023 to March 31, 2024, the Company has not incurred any capital lease obligations.

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

In October 2021, we extended the repayment terms to July 2024 retaining the same credit conditions. On August 2, 2022, a new agreement was signed with the finance company to extend the amortization period, for a total amount of $15.4 million at a fixed rate of 13.0%, with monthly principal and interest payments and maturity in December 2024. At December 31, 2023, the balance of this facility was $6.7 million at a fixed annual rate of 13.0%.

Purchase of an RTG Crane

In June 2019, TMM Logistics entered into a financing agreement with PNC Bank, N.A., guaranteed by EXIM Bank, to acquire an RTG crane to replace the crane used in our operation for the automotive industry at Aguascalientes. This financing agreement was for US$860 thousand (approximately 85% of the purchase price of the equipment) at a 4.40% fixed rate, with semiannual payments of principal and interest, and maturing in July 2024. As of December 31, 2023, the line had a balance of $3.0 million with a fixed rate of 4.40%.

Other Debt

In January 2011, to improve the amortization schedule of the Receivables Securitization Facility and its cancelation, we decided to secure two lines of credit through our subsidiary TMM with two private investors, each of the credits for US$3.0 million. The loan accrues interest at a fixed rate of 11.25%, with semi-annual interest and principal payments, a two-year grace period for principal payments, and maturing January 2016. As of December 31, 2016 the outstanding balance of both credits was US$6.0 million. In 2017 and 2018, we paid US$1.5 million and in 2019 we paid a further US$1.5 million, fully repaying one of the two lines of credit. During 2019, we extended the maturity date for the remaining US$3.0 million line of credit to July 2020 with monthly interest payments at a fixed rate of 11.25%, with semi-annual interest and principal payments. In July 2020, we extended the maturity date for the US $3.0 million line of credit to July 2021 with monthly interest payments at a fixed rate of 11.25%, and a balloon payment at maturity. During 2022, we extended the maturity date for the remaining US$3.0 million line of credit to December 2023 with the same terms. We are currently negotiating to extend the repayment term.

In November 2011, acting through a subsidiary, we decided to enter into two loan facilities with INPIASA, S.A. de C.V. to strengthen the agricultural activities of ADEMSA. The first for $15.7 million at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of principal and interest, and maturing in August 2021, and the second for $4.2 million at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of principal and interest, which matured in October 2016, which was paid in due time and form. In 2022, we signed an amendment with INPIASA, extending the amortization period with maturity in December 2024. By December 31, 2023, the unpaid balance remained at $202 thousand pesos.

In September 2014, we decided to enter into three loan facilities to strengthen the agricultural activities of ADEMSA, through its subsidiary TMM Logistics, S.A. de C.V. with Banco Autofin México. The first for $45.8 million at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of principal and interest, and maturing September 2021, the second for $34.6 million at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of principal and interest, and maturing September 2021, and the third for $25.5 million at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of principal and interest, and maturing September 2021. To strengthen our financial position in the face of the downturn caused by the COVID-19 pandemic, we negotiated and obtained a grace period of four months in the payment of principal from the months of May to August 2020, extending the term of each credit line four months. All lines of credit were paid off in 2022.

In December 2014, we decided to enter into two lines of credit in Mexican Peso for working capital, through its subsidiary TMM Logistics, S.A. de C.V. with Banco Autofin México. The first for $21.6 million at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of interest and principal payment at maturity in March 2022, and the second for $8.4 million at a variable rate of the 28-day TIIE plus 350 basis points, with monthly payments of interest and principal payment at maturity in March 2022. To strengthen our financial position in the face of the downturn caused by the COVID-19 pandemic, we negotiated and obtained a grace period of 4 months in the payment of principal from the months of May to August 2020, extending the term of each credit line 4 months. The $8.4 million credit facility was repaid in July 2022, and the $21.6 million credit facility in January 2023.

In November 2018, we decided to enter into another lines of credit in Mexican Peso for working capital, through its subsidiary TMM Logistics, S.A. de C.V. with Banco Autofin México, in the amount of $20.0 million at a variable rate of the 28-day TIIE plus 550 basis points, with monthly payments of interest and principal payment at maturity in November 2023. This credit line was paid off on January 27, 2023. To strengthen our financial position in the face of the downturn caused by the COVID-19 pandemic, we negotiated and obtained a grace period of four months in the payment of principal from the months of May to August 2020, extending the term of the credit line four months. Subsequently, due to the prolongation of the effects of the Covid-19 pandemic, an additional grace period of six months was obtained for the payment of principal, extending the maturity to September 26, 2024. As of December 31, 2023, the effective rate was 16.89% with an outstanding balance of $3.0 million. This credit line was paid off on March 26, 2024.

In April 2016, we entered into a $9.8 million line of credit with Banco HSBC, S.A. in order to strengthen the agricultural activities of ADEMSA, at a variable rate of the 28-day TIIE plus 300 basis points, with monthly payments of principal and interest and maturing in April 2021. To better withstand the negative effects of the COVID-19 pandemic, we negotiated and obtained a grace period of three months in the payment of principal from the months of May to July 2021, extending the term of each credit line three months, which matured and was repaid in full in July 2021.

In March and October 2019, we entered into a loan facility with Hewlett-Packard Operations Mexico, S. de R.L. de C.V. with two lines of credit to improve our technological systems. The first for US$607.8 thousand at a fixed rate of 6.84%, with monthly payments of principal and interest, and maturing in March 2025, and the second for US$201.6 thousand at a fixed rate of 6.13%, with monthly payments of principal and interest, and maturing in October 2024. To better withstand the negative effects of the COVID-19 pandemic, we negotiated and obtained a grace period of 3 months in the payment of principal for the months of May to July 2020, extending the term of each credit line by 3 months. In March and December 2020, we arranged another three lines of credit with Hewlett-Packard Operations Mexico, S. de R.L. de C.V. to continue the improvement of our technological systems, the first for US$86.6 thousand at a fixed rate of 5.96%, with monthly payments of principal and interest, and maturing in March 2025, the second for US$96.9 dollars thousand at a fixed rate of 7.16%, with monthly payments of principal and interest, and maturing in April 2025, and the third for US$252.1 thousand dollars at a fixed rate of 4.58%, with monthly payments of principal and interest, and maturing in August 2025. In July 2022, we extended the repayment terms of all lines of credit by one year, increasing the rate by 0.25% for each line. On September 2023, we renegotiated the contracts on the same terms for each line of credit, increasing the rate by 0.25%, and extending maturity through March 31, 2027. As of December 31, 2023, the total outstanding balance was US$18.9 million.

In July 2020, we entered into two unsecured lines of credit with private investors, each for $6.0 million at a fixed rate of 15.0% per annum, with principal and interest payments at maturity, originally scheduled to occur in October 2020. The Company extended the amortization term and renegotiated the repayment terms of both facilities, paying in January 2021 $1.0 million to each facility and establishing a maturity date in December 2022. During 2022, the Company paid $2.5 million to one line of credit and we established a new maturity date in December 2023 for both lines of credit with the same terms. As of the date of this report, we are in the process of extending the maturity date.

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

Contractual Obligations

The following table outlines our obligations for payments under our capital leases, debt obligations, operating leases and other financing arrangements for the periods indicated as of December 31, 2023:

(in thousands of Pesos, unless noted otherwise)

Indebtedness(1)	Less than 1 year	1-3 years		3-5 years		More than 5 years	Total
Investors(2)	$149,203		$—		$—	$—		$149,203
Land and Logistics Equipment Financing(3)	9,674		—		—	—		9,674
Working Capital(4)	33,341		—		—	—		33,341
Other Debt(5)	6,553		11,830		544	—		18,927
Total	$198,771	$	$ 11,830	$	$ 544	$—	$	$ 211,145

Operating Lease Obligations(6)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Vessel, Transportation Equipment and Other Operating Leases	$84,606	$64,122	$28,902	$56,113	$233,743
Financial charges	(17,463)	(21,683)	(14,328)	(12,690)	(66,164)
Total	$67,143	$42,439	$14,574	$43,423	$167,579

(1)	These amounts include principal payments and accrued and unpaid interest as of December 31, 2022.

(2)
Four unsecured lines of credit. First, the $70.3 million credit facility with related parties, with monthly interest payments at a fixed rate of 11.25% and payment of principal at maturity in December 2023. Second, also with a related party, a $64.3 credit facility with a fixed rate of 15% with maturity in December 31, 2023. Third, a $7.9 million credit facility with a fixed rate of 15% with maturity to December 31, 2023. Fourth, a $6.6 million credit facility with a fixed rate of 6% and payment of principal and interest at maturity. The Company is in negotiations to change the payment terms and/or improve the amortization profile of the current loan balance.

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

(4)
Debt allocated in different companies for working capital. Various lines of credit denominated in Mexican Pesos, with maturities between January 2022 and September 2024, with monthly principal and interest payments, variable rate; the weighted average rate was 14.7% per annum as of December 31, 2023. To better withstand the effects of the COVID-19 pandemic, we negotiated and obtained a grace period of 6 months in the payment of principal from the months of January to June 2021, extending the term of each credit line by six months.

(5)
To improve our technological systems, we entered into a loan facility, denominated in US Dollars at a fixed rate, with monthly payments of principal and interest, and maturing March 2027. As of December 31, 2023 the weighted average rate was 9.4% per annum.

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

Trend Information

In recent years, a significant portion of the revenue generated by our maritime operations business has been achieved through contracts with Helmsley Management, Celanese Operations Mexico and PEMEX Exploración y Producción. In 2023, the Company earned revenues from PEMEX Exploration and Production, Helmsley Management and Celanese Operations Mexico, representing 38%, and 13%, respectively, of the revenues generated by our marine operations business, while in 2022, the Company earned revenues from PEMEX Exploration and Production, Helmsley Management and Celanese Operations Mexico, representing 27%, 14% and 12%, respectively, of the revenues generated by our marine operations business. The primary purchasers of our maritime operations services are multinational oil, gas and chemical companies. The future success of our maritime operations business depends upon our ability to capitalize on growth in the Mexican oil and gas sector by increasing our level of services to these companies.

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

The ability to satisfy our obligations under our debt in the future will depend upon our future performance, including our ability to increase revenues significantly and control expenses. Future operating performance depends upon prevailing economic, financial, business and competitive conditions and other factors, many of which are beyond our control. As noted elsewhere in this Annual Report, any resurgence of a pandemic, could have an adverse effect on our business, financial condition and results of operations. Although global economic activity has recovered as vaccination programs have expanded, new variants of COVID-19 continue to emerge, and governmental efforts to control or mitigate the spread of these variants or other infectious diseases may trigger renewed restrictions with negative effects on global trade and the demand for our services. See Item 3. “Risk Factors - Risks Relating to our Business - Our business has been and may continue to be adversely affected by the new outbreaks of the COVID-19 pandemic, and may be adversely affected by future pandemics, epidemics or other outbreaks of infectious diseases and governmental responses thereto” and Item 4. “Information on the Company - Recent Developments - COVID-19 Pandemic.” Our ability to refinance our debt and take other actions will depend on, among other things, our financial condition at the time, the restrictions in the instruments governing our debt and other factors, including market conditions, the macroeconomic environment and such variables as the Peso/dollar exchange rate, benchmark money market rates in Pesos and Dollars and the success of reforms and amendments to the Hydrocarbons Law, which are beyond our control.

We have funded capital expenditures with funds from operating cash flows and with the capital increase expect to seek additional financing primarily through secured credit arrangements and asset-backed financings for additional capital expenditures.

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

Our current Board of Directors was elected and ratified at the Company’s Annual General Ordinary Shareholders’ Meeting held on April 29, 2024. Our directors and alternate directors, their principal occupations and years of service (rounded to the nearest year) as a director or alternate director are as follows:

Name	Principal Occupation	Years as a Director or Alternate Director	Age
Directors
Vanessa Serrano Cuevas	Chairman of the Board of Grupo TMM	5	49
Maria Josefa Cuevas Santos	Member of the Board	8	77
Miguel Oscar Adad Rosas	Member of the Board	3	61
Alberto Guillermo Saavedra Olavarrieta	Member of the Board	3	60
Francisco Javier García-Sabaté Palazuelos	Member of the Board	9	72
Boris Otto	Member of the Board	3	53
Jimena Serrano Cuevas	Member of the Board	1	52
Alejandro Pablo Salas de la Borbolla	Secretary (non-member of the Board)	3	48

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

Grupo TMM, S.A.B. and Subsidiaries

Position in the Board of Directors	Term
Chairman	7 years
First Vice-Chairman	7 years
Second Vice-Chairman	Between 3 and 7 years (as determined at the General Shareholders’ Meeting at which he/she is elected)
Other Board Directors	1 year

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

Executive Officers

Our officers serve at the discretion of our Board of Directors. Our executive officers, their position and years of service with us and as an executive officer are as follows:

Name	Position	Years of Service with the Company	Years of Service as Executive Officer
Corporate Directors
Vanessa Serrano Cuevas	Chair of the Board and Chief Executive Officer	5	3
Luis Manuel Ocejo Rodríguez	Deputy Executive Officer	41	17
Veronica Tego Sanchez	Chief Financial Officer	30	4 months
Gerardo Meza Vázquez	Audit Manager	23	3
Christian Venus Vázquez Coria	Legal Manager	13	3
Axel Xavier Vera de Castillo	Chief Information Officer	3	3
Maricela González Méndez	Director, Commercial	1	1

Business Unit Directors
Alejandro Romero Rodríguez	Director, Maritime Transportation	29	4
Víctor Velázquez Romo	Director, Maritime Infrastructure	12	4

Vanessa Serrano Cuevas, the CEO and Chairman of the Board of Directors, is the daughter of Mr. Jose F. Serrano Segovia and Mrs. Maria Josefa Cuevas de Serrano.

B.  Compensation

For the year ended December 31, 2023, the aggregate total compensation paid to our directors, alternate directors and executive officers for services in all capacities was approximately $12.7 million. See Item 7. “Major Shareholders and Related Party Transactions.”

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

Reserves for obligations at the end of the 2023, 2022 and 2021 fiscal years were $77,390, $84,652 and $102,375, respectively.

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

Audit and Corporate Practices Committee

The Board of Directors maintains an Audit and Corporate Practices Committee composed of independent directors, each with extensive experience in the analysis and evaluation of financial reporting and knowledge of internal controls and procedures for financial reporting. The current members of our Audit and Corporate Practices Committee are Mr. Miguel Oscar Adad, Mr. Boris Otto and Mr. Francisco Javier García-Sabaté Palazuelos. Mr. Francisco Javier García-Sabaté Palazuelos serves as the chair of our Audit and Corporate Practices Committee. On April 29, 2024, the General Assembly of Shareholders appointed as independent director Mr. Francisco Javier García-Sabaté Palazuelos, who is considered a financial expert in accordance with the standards described in Section 407 of the Sarbanes Oxley Act of 2002.In accordance with Mexican Securities Law and Mexican Corporate Practices, the committee’s responsibilities include, among others:

Audit responsibilities:

•	overseeing the accounting and financial reporting processes of the Company;

•	discussing the financial statements of the Company with all parties responsible for preparing and reviewing such statements, and advising the Board of Directors on their approval thereof;

•	overseeing compliance with legal and regulatory requirements and overseeing audits of the financial statements and the control environment of the Company;

•	evaluating the performance of the Company’s external auditor and its independent status in accordance with the CNBV rules;

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

D.  Employees

As of March 31, 2024, we had 788 employees, approximately 12% of whom were unionized, and as of December 31, 2023, we had 720 employees, approximately 10% of whom were unionized.

As of December 31, 2022, we had 769 employees, approximately 5% of whom were unionized. The decrease in the number of our employees in 2023 is primarily due to the reassignment and optimization of operational and administrative functions in the warehousing and container maintenance and repair operations, partially offset by an increase in the number of employees in the shipyard.

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

E.  Share Ownership

As of March 31, 2024, the Serrano family held 113,120,540 Shares directly, and the CPO Trustee maintained 15,361,745 Shares of our capital stock in the form of ADSs, including 6,836,510 Shares that are beneficially owned by the Serrano family. Accordingly, as of such date, the Serrano Segovia family controlled the voting power of our capital stock. The voting power controlled by the Serrano family varies from time to time, depending upon the number of Shares held by the Serrano family and by the CPO Trust and others. As of March 31, 2024, other than as set forth below in the section entitled “Major Shareholders” each of our other directors, alternate directors or executive officers owns less than one percent of our Shares on an individual basis.

Shares were contributed to the CPO Trust established with a 30-year term by Nacional Financiera, S.N.C. (the “CPO Trustee”) on November 24, 1989. The CPO Trustee authorized the issuance of non-redeemable ordinary participation certificates (certificados de participación ordinarios no amortizables) (“CPOs”) that correspond to our Shares. One CPO may be issued for each Share contributed to the CPO Trust. CPOs constitutes separate negotiable instruments different and apart from the Shares, and afford to their holders only economic rights with respect to the Shares held in the CPO Trust. Such voting rights are exercisable only by the CPO Trustee, which is required by the terms of the CPO Trust to vote such Shares in the same manner as holders of a majority of the outstanding Shares not held in the CPO Trust and voted at the relevant meeting. Mexican and non-Mexican investors may hold CPOs without restrictions of any kind. The acquisition of Shares representing 5% or more of the capital stock of Grupo TMM by any person or group of persons (other than the Serrano Segovia family and the CPO Trustee), in one or a series of simultaneous or successive transactions requires the prior approval of the Board of Directors. As of March 31, 2024, the CPO Trustee held CPOs representing an aggregate of 15,361,745 Shares in the form of ADSs.

F.  Disclosure of Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

The following table indicates, as of March 31, 2024, unless otherwise indicated, the shareholders that beneficially own 5% or more of our outstanding Shares (the “Major Shareholders”). The percentage of our outstanding Shares owned by each Major Shareholder shown below is based on the 174,553,127 Shares outstanding as of March 31, 2024. For purposes hereof, each Major Shareholder with shared voting or investment authority with respect to certain securities is deemed to beneficially own all such securities.

Shareholder	Number of Shares	Percentage of Shares Outstanding
Vanessa Serrano Cuevas	59,454,348	34.1%
Jimena Serrano Cuevas	34,191,463	19.6%
José F. Serrano Segovia(a)	19,474,729	11.2%

(a)
Based upon information made known to the Company and reports of beneficial ownership filed with the SEC, the Serrano Family beneficially owns 113,120,540 Shares, including 19,461,229 Shares held by VEX, a Mexican corporation in which José F. Serrano Segovia holds 100% of the voting stock, and 500 Shares beneficially owned by Promotora Servia, S.A. de C.V. (“Promotora”), a Mexican corporation controlled by José F. Serrano Segovia, and which are owned directly by its subsidiary, Servicios Directivos Servia, S.A. de C.V. (“Servicios”), a Mexican corporation.

Change in Percentage Ownership

Jimena Serrano Cuevas has reported her shareholding percentage, for the first time, as 19.6% of the shares outstanding as of December 31, 2023; Vanessa Serrano Cuevas reported a decrease in her percentage ownership from 36.4% (including those denominated as ADS’s) as of December 31, 2022; to 34.1% of the outstanding shares as of December 31, 2023. Mr. José F. Serrano Segovia decreased his shareholding percentage from 19.1% of the outstanding shares as of December 31, 2022; to 11.2% of the outstanding shares as of December 31, 2023. No majority shareholder has disclosed significant changes in its shareholding percentage during the three years ended December 31, 2023, 2022 and 2021.

Voting Rights and Control

As of March 31, 2024, 15,361,745 Shares were held in the form of ADSs, which have limited voting rights. The Shares held in the form of ADSs are held directly by the CPO Trust. The voting rights for those Shares are exercisable only by the trustee of the CPO Trust, which is required by the terms of the trust agreement to vote such Shares at any shareholders’ meeting in the same manner as the majority of the Shares that are not held in the CPO Trust are voted. Of the 159,191,382 Shares held outside of the CPO Trust as of March 31, 2024, the Serrano family beneficially owns 106,284,030, or 66.8% of such Shares. As a result, the Serrano family could direct and control the policies of the Company and its subsidiaries, including mergers, sales of assets and similar transactions. See Item 9. “The Offer and Listing.” Except for the limited voting rights applicable to their ADSs, none of the Major Shareholders have voting rights that differ from those applicable to other holders of Shares.

Other than the Serrano family, which may be deemed to control the Company, to our knowledge we are not directly or indirectly owned or controlled by any other corporation, by any foreign government or by any other natural or legal person, severally or jointly. We are not aware of any arrangement which may at a later date result in a change of control of the Company.

B.  Related Party Transactions

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

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.  Consolidated Statements and Other Financial Information

See Item 18 - “Financial Statements.”

A.7  Legal Proceedings

Refined Product Services (“RPS”) Claim

On August 7, 2007, TMM filed a claim for arbitration against RPS for the amount of US$50,000 (approximately $845,000) for various expenses incurred by TMM due to the delay of the delivery of the tanker vessel Palenque.

On October 19, 2007, RPS filed a countersuit for US$3.0 million (approximately $50,681 million pesos), alleging that TMM failed to maintain the tanker vessel Palenque, and also filed a claim for consequential damages for losing a contract while the vessel was being repaired. Although it is impossible to predict the outcome of any legal proceeding, we believe this claim to be without merit and intend to defend this proceeding vigorously.

Tax Liabilities Claim

TMM has initiated an appeal to secure the annulment of various tax liabilities asserted by the Mexican tax authorities concerning the 2005 tax year.

On April 14, 2021, the Federal Court of Tax and Administrative Justice  issued a ruling, annulling various tax liabilities, with the exception of certain deductions for which a judgement of $1.75 million pesos was issued. Said judgement has been paid in installments.
On February 5, 2020, TMM On February 5, 2020, TMM started legal proceedings against a resolution that assessed several tax liabilities for alleged omissions regarding ISR and Value Added Tax (VAT) withholdings for residents abroad, corresponding to the 2014 financial year, this matter being evaluated.

Tax liabilities of IDN

On March 1, 2022, TMM started legal proceedings against a resolution that assessed several tax liabilities for alleged omissions regarding Value Added Tax (VAT), corresponding to the 2021 fiscal year. On May 4, 2022, a ruling issued by the Honorable Chamber Jointly Specialized in Online Trials and Environmental and Regulatory Material of the Federal Court of Administrative Justice, which determined the origin of the balance in favor of VAT in amount of $21 million pesos.

Motions for Annulment of Various Tax Provisions

During 2017 and 2016, Grupo TMM filed Motions for Annulment with the Federal Court of Administrative Justice against various decisions of the Tax Administration Service (SAT) challenging (i) the rejection of deductions (tax year 2007), (ii) modifications to the Fiscal Consolidation Regime for controlled companies (tax year 2005), (iii) deferred income tax on consolidation (tax year 2010), and (iv) the termination of the consolidation regime (tax year 2013). It is worth noting that we have resorted to that all jurisdictional bodies, we also conducted a re-evaluation of the determinants for a negotiation in favor of the interests of the Group, which is still being studied as of the date of the consolidated financial statements.

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

In considering whether accrual of a loss contingency is necessary in connection with legal claims outstanding that could, both individually or in the aggregate, have a material effect on the financial condition or operating results of the Company, the Company evaluates the requirements of paragraph 14 of IAS 37 to determine whether the Company has a present obligation (legal or constructive), whether it is probable that an outflow of resources will be required in order to settle the obligation, and whether the amount of the obligation can be reliably estimated. Based on management’s review and analysis of the legal claims outstanding for the fiscal year ended December 31, 2023, the Company concluded that it did not have a present obligation in respect of any legal claims outstanding other than the mutual claims described above.

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

The Company has significant transactions and relationships with related parties. The Company maintains documentation which confirms that the terms of these transactions were conducted in 2022 similarly to transactions between unrelated parties. The Company and its subsidiaries are in the process of compiling similar documentation for 2023.

Other Legislation

Grupo TMM and subsidiary companies are subject to laws and regulations of other countries, as well as to international norms that govern maritime transport and safety regulations to conserve the environment.

A.8 Dividends

At shareholders’ meetings, shareholders have the ability, at their discretion, to approve dividends from time to time. No dividend has been declared since 1997.

B.  Significant Changes

See Item 4. “Information on the Company - Business Overview - Recent Developments.”

ITEM 9.	THE OFFER AND LISTING

A.  Offer and Listing Details

Our Shares are currently listed on the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A. de C.V.) and trade under the symbol TMM A. Our CPOs do not trade independently of the Shares on the Bolsa. Our ADSs are currently listed in the United States on the Over-the-Counter market and trade under the symbol GTMAY.

B.  Plan of Distribution

Not applicable.

C.  Markets

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

Our Shares continue to trade in Mexico on the Mexican Stock Exchange under the ticker symbol TMMA. In the United States, our ADSs, each representing five CPOs, trade on the OTC market under the ticker symbol GTMAY following their delisting from the NYSE on June 12, 2012. Our ADSs continue to be registered under the U.S. Securities Exchange Act of 1934 and are issued and exchanged in New York by The Bank of New York Mellon, which replaced Citibank, N.A. as depositary on December 18, 2009. As of March 31, 2024, of the 174,553,127 outstanding Shares, 15,361,745 were held in the form of ADSs.

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

Position on the Board of Directors	Term
Chairman	7 years
First Vice-Chairman	7 years
Second Vice-Chairman	Between 3 and 7 years (As determined by the General Shareholders’ Meeting that elects him/her.)
Other Directors	1 year
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

At the General Shareholders’ Meeting held on March 16, 2023, the Company’s shareholders agreed to carry out a capital increase for an amount of $151,978, through the issuance of up to 72,370,286 common, no-par value shares representing the share capital of TMM Group. Said capital increase was authorized by the CNBV through official letter number 153/5296/2023 dated June 27, 2023 and subscribed in its entirety by the shareholders in the month of October 2023.

As of December 31, 2023 and 2022, share capital is made up of 174,553,127 and 102,182,841 shares outstanding, common shares, nominal shares, no-par value shares, and shares with voting rights, respectively, which may be owned by persons or investors of Mexican nationality, Mexican company or Mexican companies whose bylaws contain the exclusion clause for foreigners. The shares can be acquired by foreigners under the figure of American Depositary Shares (‘ADS’).

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

We believe that we were not a PFIC for United States federal income tax purposes. However, because PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time (including certain equity investments of less than 25%) and because the characterization of certain income and assets is uncertain under the PFIC rules, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. holder held ADSs, certain adverse consequences could apply to such U.S. holder.

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

I.  Subsidiary Information

Not applicable.

J.  Annual Report to Security Holders

If we are required to provide an annual report to security holders in response to the requirements of Form 6-K, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following information includes “forward-looking statements” that involve risk and uncertainties. Actual results could differ from those presented. All information below is presented under IFRS as of December 31, 2023, in pesos.

We are exposed to market risks arising from changes in interest rates, foreign exchange rates, equity prices and commodity prices. We use derivative instruments, on a selective basis, to manage these risks. We do not use derivative instruments for trading or speculative purposes. We maintain and control our treasury operations and overall financial risk through policies approved by senior management and our Board of Directors. See Note 25 to the accompanying Audited Consolidated Financial Statements contained elsewhere herein for additional disclosures about market risk.

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

The Company’s income from operations may therefore be materially affected by variances in the exchange rate between the U.S. dollar and the Mexican Peso. Mexican Pesos historically have been subject to greater risk of devaluation and have tended to depreciate against the U.S. dollar. Given that a large proportion of the Company’s revenues are denominated in U.S. dollars, the Company has sought to reduce its exposure to foreign currency risk by holding a portion of its debt in U.S. dollars. Currently, approximately 24.2% of the Company’s indebtedness is denominated in U.S. dollars.

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

At December 31, 2023 and 2022, the Company had monetary assets and liabilities denominated in currencies other than the Mexican Peso as follows:

	December 31
	(in thousand Pesos)
	2023	2022
Assets	$394,568	$662,533
Liabilities	(429,188)	(559,742)
	$(34,620)	$102,791

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

	Breakdown of Fixed and Variable Rates of Financial Obligations(1)(2)
	Expected Maturity
	2024	2025	2026	2027	Thereafter	Total	Fair Value
Long term Liabilities
Fixed Rate	$262.7	$29.6	$24.6	$7.7	$50.9	$375.5	$375.5
Average Interest Rate	13.59%	11.75%	11.89%	11.27%	11.17%	12.95%		**
Variable Rate	$3.2	$—	$—	$—	$—	$3.2	$3.2
Average Interest Rate	16.37%	—	—	—	—	16.37%		**

(1)	Information as of December 31, 2023.
(2)	Considers debt obligations and liabilities associated with our long-term operating leases.
**	Not applicable

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

Derivative Instruments

As of December 31, 2023, the Company was not holding any derivative instruments for hedging purposes.

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

Fees payable by the depositary

The depositary has agreed to reimburse us for expenses we incur in connection with the establishment of the ADS facility, including legal fees, fees due to the previous depositary, investor relations expenses and other facility-related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. The depositary has also agreed to pay its standard out-of-pocket administrative, maintenance and shareholder services expenses for the ADSs. Such expenses include the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationary, postage, facsimile and telephone calls, and certain investor relationship programs or special investor relations promotional services. We did not receive any reimbursements from the depositary during the years ended December 31, 2021, 2022 and 2023, respectively.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See Item 4. “Information on the Company - History and Development of the Company.”

ITEM 15.	CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2023, or the Evaluation Date. Based on such evaluation, we and those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures were not effective due to a material weaknesses in our internal control over financial reporting related to lack of sufficient internal accounting personnel and segregation of duties.

(b)	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2023 based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on that assessment, our management concluded that our internal control over financial reporting was not effective as of December 31, 2023, due to ineffective controls over period end financial reporting, which is considered as a “material weakness.”

As defined in Regulation 12b-2 under the Exchange Act, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

We have begun the process of reinforcing internal accounting personnel, best segregation of duties as well as training and development to our staff as main topics for our remediation plan.  This plan also considers implementing internal policies and procedures related to internal control over financial reporting and hiring additional accounting and financial staff with appropriate public company experience and technical accounting knowledge Further, we expect to take a number of measures to address the material weaknesses that have been identified including establishing effective monitoring and oversight controls.

(c)	Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting.

(d)	Changes in Internal Control over Financial Reporting

Except as described above, during the year ended December 31, 2023, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors of Grupo TMM maintains an Audit and Corporate Practices Committee which is comprised of three independent directors, each of whom has significant experience in analyzing and evaluating financial reports and an understanding of internal controls and procedures for financial reporting. On April 29, 2024, the General Assembly of Shareholders appointed as independent director Mr. Francisco Javier García-Sabaté Palazuelos, who is considered a financial expert in accordance with the standards described in Section 407 of the Sarbanes Oxley Act of 2002.

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

We have not granted any waivers to any provision of our Code of Ethics to any officer, employee or member of the Audit or Corporate Practices Committee during the Company’s fiscal year ended December 31, 2023.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table reflects our principal accounting fees and services for the years 2023 and 2022:

GRUPO TMM, S. A. B.
Summary of Auditors’ Payments
(In thousands of Pesos)
	As of December 31,
	2023	2022
Audit Fees(a)	$6,404.5	$6,357.0
Audit-Related Fees(b)	—	—
Tax Fees(c)	96.3	90.0
All Other Fees(d)	—	—
Total(e)	$6,500.8	$6,447.0

(a)
“Audit Fees” means the aggregate fees billed for professional services rendered by our independent registered public accountant for the audit of our Annual Financial Statements and review of our SEC filings.

(b)
“Audit-Related Fees” means the aggregate fees billed for professional services rendered by our independent registered public accountant that are related to the performance of the audit or review of the our financial statements and are not reported under “Audit Fees.”

(c)	“Tax Fees” means the aggregate fees billed for the professional services rendered for tax compliance, tax advice, and tax planning.
(d)
“All Other Fees” means the aggregate fees billed for services provided by our independent registered public accountant, other than the services reported under “Audit Fees,” “Audit-Related Fees” and “Tax Fees.”

(e)	“Total” does not include Mexican tax (“Impuesto al Valor Agregado” or “IVA”).

The Company’s Audit Committee pre-approves all fees for the services provided by the independent auditors, including the fees for 2022 and 2023 in accordance with the Company’s policies and procedures.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

Considered in Code of Ethics. Please remit to Item 16.B.

ITEM 16K.	CYBERSECURITY

Risk Management and Strategy

Grupo TMM’s cybersecurity strategy is designed to ensure the confidentiality, integrity, and availability of our systems and information, facilitated by a cloud-based IT infrastructure provided by leading service providers such as Microsoft, Rackspace, and Amazon Web Services.

The processes for assessing, identifying, and managing material cybersecurity risks include continuous monitoring and threat detection by Amazon Web Services (“AWS”) and Rackspace’s 24/7 Security Operations Center tools. These tools monitor network traffic, system logs, and user activities. Our Information Technology (“IT”) team also plays a crucial role by constantly monitoring security alerts from our systems using the tools available in the security consoles of our service providers, categorizing incidents as high, medium, or low-level. In emergencies, our first-level internal IT team can halt operations if necessary.

Our incident response protocol begins by logging all incidents into Grupo TMM’s internal help desk platform, where we track their origin and severity. Primarily, we encounter attempts at penetration through malicious emails that bypass Microsoft’s security filters. Upon detection, such emails are immediately quarantined, and the sender’s domain is blacklisted. Our internal IT team also manages incident response, maintains firewalls, oversees distributed denial-of-service (“DDoS”) protection, implements Identity and Access Management (“IAM”) with Multi-Factor Authentication (“MFA”), enforces role-based access control, ensures data encryption, and provides compliance support using our service providers’ tools and personnel.

We have a contract with an external company that provides managed IT and security services. Any incident detected by TMM’s internal staff requiring a second level of attention is escalated to them. In emergencies or high-priority situations, incidents are escalated directly to AWS for ERP-related issues, to Rackspace for issues involving company operating systems or websites, and to Microsoft for Office 365 platform issues.

AWS hosts our ERP (SAP S/4 HANA) and provides network firewalls, DDoS mitigation, IAM, MFA, data encryption, monitoring and logging with AWS CloudTrail, compliance support, vulnerability management, advanced threat detection, and daily backups. Regular vulnerability scans inform Grupo TMM’s IT team promptly of critical vulnerabilities.

Our organizational communication is based on the Microsoft 365 platform, incorporating cybersecurity features like Advanced Threat Protection (ATP), email encryption, Data Loss Prevention (DLP), and Multi-Factor Authentication (MFA). Rackspace hosts specific applications and websites for Grupo TMM companies, offering continuous security monitoring, incident response, managed firewalls, DDoS protection, IAM with MFA, role-based access control, data encryption, daily backups, and compliance support.

Collaboration with our service providers offers significant benefits in security, cost efficiency, scalability, and compliance. Leveraging their expertise and offerings is crucial for our comprehensive cybersecurity and risk management strategy.

AWS and Rackspace provide extensive risk management frameworks, including continuous monitoring, threat intelligence, and automated responses to security incidents, enhancing our proactive risk management capabilities. Outsourcing security to AWS and Rackspace allows us to focus on core business activities while benefiting from their security expertise in protecting our data and systems.

We have access to state-of-the-art security tools and technologies continually updated to address the latest cyber threats. AWS offers services like AWS Shield for DDoS protection, AWS Identity and Access Management (IAM), and AWS GuardDuty for continuous threat detection and monitoring. Rackspace provides managed security services, including a 24/7 Security Operations Center, incident response, and vulnerability management. Both AWS and Rackspace support compliance with major global regulatory standards such as the General Data Protection Regulation (“GDPR”), the Health Insurance Portability and Accountability Act (“HIPAA”), the Payment Card Industry Data Security Standard (“PCI-DSS”), and the International Organization for Standardization (“ISO”) 27001.

Scalable solutions allow us to adjust resources according to demand, ensuring efficient security measures without compromising protection. Using AWS and Rackspace cloud services, we achieve significant cost savings through economies of scale, avoiding high costs associated with maintaining on-premises infrastructure.

Advanced data backup and disaster recovery solutions ensure business continuity in cyber incidents. AWS’s data protection services and Rackspace’s daily data backups minimize downtime and data loss in disasters. AWS and Rackspace conduct automated security assessments and advanced threat detection to promptly address vulnerabilities in our hosted services.

Our strategy not only safeguards IT operations but also enhances protection against evolving cyber threats. Regular employee training and awareness programs, with ongoing communication and training for all employees, are crucial for maintaining cybersecurity. We believe our employees are our first line of defense against potential vulnerabilities.

As of today, we are pleased to report that risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected or are reasonably likely to materially affect the registrant, including its business strategy, results of operations, or financial condition. Minor incidents, primarily involving the reception of malicious emails bypassing Microsoft’s filters, have occurred. In many cases, user actions did not jeopardize our systems. Ongoing communication and training efforts ensure employees remain informed and vigilant against cyber threats.

By leveraging AWS and Rackspace cybersecurity services, Grupo TMM integrates advanced threat detection, vulnerability management, compliance support, incident response capabilities, and expert guidance into our risk management framework. This integration enhances our ability to proactively assess, identify, and manage material cybersecurity risks, effectively safeguarding our systems, data, and operations.

Governance

At Grupo TMM, our Chief Information Officer (“CIO”) leads our cybersecurity strategy, aligning it with industry best practices. We do not have a specific board committee or subcommittee overseeing cybersecurity risks.

The CIO, along with our cloud-service providers and IT team, oversees the integration of advanced threat detection systems, multi-factor authentication, and data encryption protocols with our providers. This compliance with global regulatory standards like GDPR, HIPAA, PCI-DSS, and industry standards like ISO 27001, SOC 1, and SOC 2 is crucial.

Our CIO has extensive experience leading technology, communications, and cybersecurity teams. Notably, he developed the perimeter security strategy for Mexico’s state-owned electric utility company, Comisión Federal de Electricidad (“CFE”), while serving as CIO from 2013 to 2016. Subsequently, he safeguarded CFEnergía and CFE International trading systems from cyber threats. Collaborating with our cloud service providers ensures Grupo TMM benefits from cutting-edge security technologies and practices.

Our IT team notifies the CIO of cybersecurity threats to Grupo TMM’s systems. High-priority incidents prompt the CIO to report to our Chief Executive Officer, Chief Financial Officer, and Board of Directors during quarterly meetings. We proactively aim to prevent incidents in Grupo TMM’s systems by observing and learning from incidents in other companies.

Internally, regular employee training, incident response planning, and continuous cybersecurity risk monitoring foster a robust security culture. This direction not only protects cloud data but also strengthens trust and confidence among employees and stakeholders.

Information and training are fundamental in maintaining secure operations. By combining robust risk management from leading cloud providers with comprehensive governance, Grupo TMM maintains a strong cybersecurity posture, protecting systems and information effectively.

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

2.4**	Public Deed, dated January 28, 1992, together with an English translation (incorporated herein by reference to Exhibit 4.5 of the Registration Statement on Form F-1 - Registration No. 33-47334).
2.5*	Description of securities registered under Section 12 of the Securities Exchange Act of 1934.
8.1*	List of Significant Subsidiaries.
12.1*	Section 302 Certification of Chief Executive Officer.
12.2*	Section 302 Certification of Chief Financial Officer.
13.1*	Section 906 Certification of Chief Executive Officer.
13.2*	Section 906 Certification of Chief Financial Officer.

* Filed herewith.
** This was a paper filing and is not available on the SEC website.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRUPO TMM, S.A.B.
		By:	/s/ Verónica Tego Sánchez
Verónica Tego Sánchez
Chief Financial Officer

Date:	August 1, 2024

Consolidated Financial Statements and Report of Independent Registered Public Accounting Firm

Grupo TMM, S.A.B. and Subsidiaries

December 31, 2023, and 2022

Salles, Sainz – Grant Thornton, S.C. Periférico Sur 4338 Col. Jardines del Pedregal 04500, Mexico City www.grantthornton.mx

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of

Grupo TMM, S.A.B.:

Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Grupo TMM, S.A.B. and subsidiaries (‘Grupo TMM’ or the ‘Company’) as of December 31, 2023 and 2022, the related consolidated statements of profit or loss, comprehensive income, changes in stockholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2023 and the related notes (collectively referred to as the ‘financial statements’). In our opinion, the financial statements present fairly, in all material respects, the financial position of Grupo TMM as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor we were engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

MEX-AUD-24-03749

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

Going concern evaluation

As described in Note 2, as of December 31, 2023, Grupo TMM presents recurrent losses. Group Management currently continues to restructure its strategic business units, in order to generate profits and successfully improve its liquidity and leveraging indicators.

We identified going concern to be a critical audit matter. The principal considerations for our determination that going concern evaluation is a critical audit matter are i) the significant judgment made by Management when determining that its consolidated financial statements as at December 31, 2023 have been prepared under the assumption that it operates on a going concern basis and ii) the high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating Management’s significant assumptions related to going concern evaluation.

Our audit procedures included the following, among others: i) evaluate the historical and projected information on operating profit or loss financial structure, ii) analyze the business plan of the Company for the short, medium, and long-term, including the evaluation of the feasibility of its main projects, iii) analyzed the main financial ratios, key indexes and indicators of the industry in which the Company operates and iv) reconcile the projected financial information with other elements of the consolidated financial statements, such as future cash flows used for the determination of the evaluation of impairment of long-lived assets.

We have served as the Company’s auditor since 2005.

/s/ Sallez, Sainz – Grant Thornton, S.C.
Mexico City, Mexico
August 1, 2024

MEX-AUD-24-03749

Table of Contents	3

Grupo TMM, S.A.B. and Subsidiaries
Consolidated statements of financial position
As at December 31, 2023 and 2022
(Amounts in thousands of pesos, except number of shares)

	2023	2022
Assets
Current
Cash and cash equivalents (Note 6)	$98,379	$94,733
Restricted cash (Note 6)	1,665	2,059
Trade receivables, net (Note 7)	307,753	439,859
Other accounts receivable (Note 8)	214,091	337,095
Related parties (Note 14)	70,078	71,123
Materials and supplies	43,505	51,261
Prepayments	144,700	3,142
Assets classified as held for sale (Note 9)	-	272,500
Total current assets	880,171	1,271,772

Non-current
Other accounts receivable non-current (Note 8)	195,473	273,314
Property and equipment, net (Note 9)	1,826,132	1,490,771
Right-of-use assets, net (Note 10)	147,951	268,938
Intangible assets (Note 11)	160,116	157,453
Other non-current assets	56,987	39,136
Total non-current assets	2,386,659	2,229,612
Total assets	$3,266,830	$3,501,384

Liabilities
Short-term
Short-term portion of the financial debt (Note 13)	$64,139	$35,030
Short-term leases liabilities (Note 10)	67,143	68,929
Trade payables	350,653	437,382
Accounts payable and accrued expenses (Note 15)	340,744	503,874
Related parties (Note 14)	147,098	165,280
Total short-term liabilities	969,777	1,210,495

Long-term
Long-term portion of the financial debt (Note 13)	12,374	32,475
Long-term lease liabilities (Note 10)	100,436	218,146
Employee benefits (Note 22)	77,390	84,652
Deferred income tax (Note 20)	132,476	154,592
Total long-term liabilities	322,676	489,865
Total liabilities	1,292,453	1,700,360

Stockholders’ equity (Note 16):
Share capital	2,368,711	2,216,733
Treasury shares	(46,805)	(46,805)
Accumulated results	(1,081,934)	(1,131,283)
Other components of equity	705,851	729,092
Controlling interest	1,945,823	1,767,737
Non-controlling interest	28,554	33,287
Total stockholders’ equity	1,974,377	1,801,024
Total liabilities and stockholders’ equity	$3,266,830	$3,501,384

The accompanying notes an integral part of these consolidated statements of financial position.

Table of Contents	4

Grupo TMM, S.A.B. and Subsidiaries
Consolidated statements of profit or loss
For the years ended December 31, 2023, 2022 and 2021
(Amounts in thousands of pesos, except per share amounts and number of shares)

	2023	2022	2021

Revenue from transportation (Note 17)	$1,218,647	$1,683,056	$1,351,713

Costs and expenses:
Salaries, wages and employee benefits (Note 22)	274,954	285,316	253,135
Leases of properties and equipment (Note 10)	531,468	700,449	565,371
Operative and administrative services	217,596	345,215	292,423
Fuel, materials and supplies	81,827	194,029	147,461
Depreciation, amortization and loss from revaluation	125,122	99,519	117,202
Other costs and expenses	16,776	15,639	16,842
	1,247,743	1,640,167	1,392,434
Transportation (loss) profit	(29,096)	42,889	(40,721)

Other income (expenses) (Note 18)	65,787	(10,378)	(169,343)
Operating profit (loss)	36,691	32,511	(210,064)

Comprehensive financing cost:
Interest income	2,049	533	266
Interest expense and other financial costs (Note 19)	(63,066)	(61,563)	(62,576)
Exchange gain (loss), net	19,584	(169)	3,177
	(41,433)	(61,199)	(59,133)
Loss before taxes	(4,742)	(28,688)	(269,197)

Income tax benefit (Note 20)	20,200	29,591	21,143
Net income (loss) for the year	$15,458	$903	$(248,054)

Attributable to:
Non-controlling interest	(4,733)	(2,638)	(5,482)
Controlling interest	20,191	3,541	(242,572)
	$15,458	$903	$(248,054)

Earning per share for the year (Note 23)
Income (loss) per share for the year	$0.169	$0.030	$(2.031)

Weighted average number of shares for the year	119,433,910	119,433,910	119,433,910

The accompanying notes are an integral part of these consolidated financial statements.

Table of Contents	5

Grupo TMM, S.A.B. and Subsidiaries
Consolidated statements of comprehensive income
For the years ended December 31, 2023, 2022 and 2021
(Amounts in thousands of pesos)

	2023	2022	2021

Net income (loss) for the year	$15,458	$903	$(248,054)

Other comprehensive income:
Items that will not be subsequently reclassified to profit or loss
Actuarial gains, net (Note 22)	8,453	31,121	33,691
Revaluation deficit (Note 24)	-	(58,231)	(291,200)
Income tax on other comprehensive income	(2,536)	8,133	77,253
Total of other comprehensive income for the year	5,917	(18,977)	(180,256)
Comprehensive income (loss) for the year	$21,375	$(18,074)	$(428,310)

Attributable to:
Non-controlling interest	(4,733)	(2,638)	(5,482)
Controlling interest	26,108	(15,436)	(422,828)
	$21,375	$(18,074)	$(428,310)

The accompanying notes are an integral part of these consolidated financial statements.

Table of Contents	6

Grupo TMM, S.A.B. and Subsidiaries
Consolidated statements of changes in stockholders’ equity
For the years ended December 31, 2023, 2022 and 2021
(Amounts in thousands of pesos, except number of shares)

	Number of				Other		Non	Total
	outstanding	Share	Treasury	Accumulated	components		controlling	stockholders’
	common shares	capital	shares	results	of equity	Subtotal	interest	equity

Balances as of December 31, 2020	102,182,841	$2,216,733	$(46,805)	$(963,602)	$999,675	$2,206,001	$41,407	$2,247,408

Net loss for the year	-	-	-	(242,572)	-	(242,572)	(5,482)	(248,054)
Other comprehensive income	-	-	-	40,951	(221,207)	(180,256)	-	(180,256)
Comprehensive loss for the year						(422,828)	(5,482)	(428,310)
Balances as of December 31, 2021	102,182,841	2,216,733	(46,805)	(1,165,223)	778,468	1,783,173	35,925	1,819,098

Net income for the year	-	-	-	3,541	-	3,541	(2,638)	903
Other comprehensive income	-	-	-	30,399	(49,376)	(18,977)	-	(18,977)
Comprehensive loss for the year						(15,436)	(2,638)	(18,074)
Balances as of December 31, 2022	102,182,841	2,216,733	(46,805)	(1,131,283)	729,092	1,767,737	33,287	1,801,024

Capital increase (Note 16)	72,370,286	151,978	-	-	-	151,978	-	151,978
Net income for the year	-	-	-	20,191	-	20,191	(4,733)	15,458
Other comprehensive income	-	-	-	29,158	(23,241)	5,917	-	5,917
Comprehensive income for the year						26,108	(4,733)	21,375
Balances as of December 31, 2023	174,553,127	$2,368,711	$(46,805)	$(1,081,934)	$705,851	$1,945,823	$28,554	$1,974,377

The accompanying notes are an integral part of these consolidated financial statements.

Table of Contents	7

Grupo TMM, S.A.B. and Subsidiaries
Consolidated statements of cash flows
For the years ended December 31, 2023, 2022 and 2021
(Amounts in thousands of pesos)

	2023	2022	2021

Cash flows from operating activities:

Loss before taxes	$(4,742)	$(28,688)	$(269,197)
Adjustments to reconcile the profit with cash used in operating activities:
Depreciation, amortization and loss from revaluation	125,122	99,519	117,202
Other amortizations	8,736	7,277	199
Loss from the disposal of property and equipment, net	-	57,804	132,956
Gain from the sale of subsidiaries	(3,676)	-	-
Interest expense	54,484	55,891	59,164
Interest income	(2,049)	(533)	(266)
Unrealized exchange loss, net	5,267	1,479	4,531

Changes in assets and liabilities:
Restricted cash release	394	9,344	-
Trade receivables	132,106	(45,804)	(256,724)
Other accounts receivable and related parties	70,994	(19,171)	60,081
Materials and supplies	7,756	11,273	(8,681)
Prepayments	(28,844)	3,507	25,816
Other non-current assets	(20,514)	7,698	(21,550)
Accounts payable and accrued expenses	(248,790)	34,183	129,454
Employee benefits	(7,262)	(17,723)	(51,108)
Total adjustments	93,724	204,744	191,074
Cash from (used in) operating activities	88,982	176,056	(78,123)

Cash from investing activities
Proceeds from sale of property, vessels and equipment	-	8,853	96,736
Acquisition of property and equipment	(131,345)	(25,231)	(75,468)
Sale of subsidiaries, net	10,000	-	-
Interest received	2,049	533	266
Cash (used in) from investing activities	(119,296)	(15,845)	21,534

Cash flow from financing activities
Restricted cash release	-	36,800	-
Capital increase	151,978	-	-
Increase of debt	28,068	4,300	46,133
Payments (increase) of debt related parties	(18,584)	3,550	46,215
Payments of debt	(24,027)	(35,504)	(29,781)
Lease payments	(78,437)	(97,807)	(52,250)
Interest paid	(8,360)	(8,571)	(9,487)
Cash from (used in) financing activities	50,638	(97,232)	830

Exchange effect on cash	(16,678)	(7,813)	(9,984)
Increase (decrease) in cash and cash equivalents	3,646	55,166	(65,743)
Cash and cash equivalents, beginning of year	94,733	39,567	105,310
Cash and cash equivalents, end of year	$98,379	$94,733	$39,567

Supplementary information:
Income tax paid	$4,452	$3,173	$7,015

The accompanying notes are an integral part of these consolidated financial statements.

Table of Contents	8

Grupo TMM, S.A.B. and Subsidiaries

Notes to the consolidated financial statements
December 31, 2023 and 2022
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

The Company’s activities are grouped into the following service divisions:

•
Specialized Maritime: includes specialized offshore shipping services, clean oil, and chemical products shipping, bulk carrier, shipping agency services and other activities related to the maritime transportation business.

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

The effect of the aforementioned modification was not significant for the financial position and results of the Company.

Table of Contents	9

Grupo TMM, S.A.B. and Subsidiaries
Structure of Grupo TMM

At December 31, 2023 and 2022, Grupo TMM holds the percentage of equity interest in various subsidiaries, the most significant are as follows:

	% of ownership
	2023	2022
Specialized maritime
Transportación Marítima Mexicana, S.A. de C.V.	100%	100%
Administradora Marítima TMM, S.A.P.I. de C.V.	100%	100%
TMM Parcel Tankers, S.A. de C.V.	100%	100%

Maritime infrastructure
Inmobiliaria Dos Naciones, S. de R.L. de C.V.	100%	100%

Warehousing
Almacenadora de Depósito Moderno, S.A. de C.V. (Almacén General de Depósito)	100%	100%
Saricogui Logística, S.A.P.I. de C.V.	100%	-
TMM Almacenadora, S.A.P.I. de C.V.	-	100%

Logistics, ports and terminals
TMM Logistics, S.A. de C.V.	100%	100%
Autotransportación y Distribución Logística, S.A. de C.V.	100%	100%
Prestadora de Servicios MTR, S.A. de C.V.	100%	100%
Bimonte, S.A. de C.V.	100%	100%
Caoba Energía, S. de R.L. de C.V.	100%	100%
Services & Solutions Optimus, S. de R.L de C.V.	100%	100%
Servicios Tecnológicos ST, S.A. de C.V.	-	100%
Servicios Administrativos API Acapulco, S.A. de C.V.	51%	51%
Administración Portuaria Integral de Acapulco, S.A. de C.V.	51%	51%

Payroll outsourcing
Mexschiff Operación de Personal, S.A.P.I. de C.V.	100%	100%
Omexmar Operadora Mexicana Marítima, S.A.P.I. de C.V.	100%	100%
Perhafen Services Marítimos, S.A.P.I. de C.V.	100%	100%
TMM Dirección Corporativa, S.A.P.I. de C.V.	100%	100%
Perjomar Operadora, S.A.P.I. de C.V.	100%	100%

Property leasing
Inmobiliaria TMM, S.A. de C.V.	100%	100%

The Company’s subsidiaries are incorporated in Mexico, where most of their activities take place.

Table of Contents	10

Grupo TMM, S.A.B. and Subsidiaries
Non-controlling interest in subsidiaries

Grupo TMM holds an equity interest in the subsidiaries Administración Portuaria Integral de Acapulco, S.A. de C.V. (API Acapulco) and Servicios Administrativos API Acapulco, S.A. de C.V., for which there is non-controlling interest; the associated effect on the Company’s consolidated financial statements is considered immaterial. These companies are established and conduct their activities in Mexico, as of December 31, 2023 and 2022, these companies no longer have operations since the concession to operate API Acapulco was not renewed.

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

(b)
The Company lost control of its Marítima del Golfo de Mexico y Subsidiarias para el Petróleo, S.A. de C.V. (Marítima del Golfo) before TMM División Marítima, S.A. de C.V. in 2017, retaining 15% equity in its capital without exerting significant influence. Accordingly, this investment has been classified as an investment in associate. As of December 31, 2023, and 2022, the value of this investment is nil, since the stockholders’ equity of Marítima del Golfo is negative. Moreover, in accordance with the statutes of Marítima del Golfo, the stockholders only assume obligation in connection with their equity up to the amount thereof.

2	General information and statement of compliance with IFRS

Grupo TMM’s head office is located at Lago Alberto No. 442, P.5,503-A. Col. Anáhuac, C.P. 11320, Mexico City. In addition, a significant portion of its maritime division activities is conducted at Calle 55 N° 2 Col. Electricistas, C.P. 24120, Ciudad del Carmen, Campeche.

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

Table of Contents	11

Grupo TMM, S.A.B. and Subsidiaries
Grupo TMM’s strategy focuses on strengthening businesses related to the maritime sector:

•
Through the continuation of the 5 current Mud Vessels contracts, whose main activity is to provide the services of generation, conditioning, recovery and transportation of drilling fluids, which are used during the operations of drilling, repair and completion of oil wells, contributing significantly to the crude oil production activity in Offshore operations services; It is also intended to increase the customer base in maritime agency, seek efficiencies in costs and expenses in the chemical tanker segment and consolidate fuel trading operations.

•
Increasing the installed capacity of its maritime infrastructure operations (shipyard in Tampico) through the addition of  new floating dry-dock starting as of the third quarter of 2024, which will allow the Company to integrate up to 94% of the potential market of offshore vessels operating in the Gulf of Mexico; in the medium term, it is planned to have an additional floating dry-dock with greater capacity that will allow servicing larger vessels and the construction of naval devices.

•	Through maintaining efficient and profitable operations in Terminals, Logistics and Warehousing businesses.

•	Permanent cost and expense efficiencies, seeking improvements in our operations.

•	Diversification and expansion of services through strategic alliances or associations, while developing the markets in which we participate.

•
Business development: taking advantage of our assets strategically located in Tuxpan, Veracruz and of the existing investment opportunities in the oil and gas storage as well as in the general cargo segments, to develop state of the art liquid and multipurpose terminals equipped with modern equipment, for the handling and storage of high quality, fast and safe goods of, among others, lubricants, fertilizers, and grains.

•
Optimization of the size of personnel in accordance with the implementation of the plans described above, which will allow the financial strengthening and implementation of its short- and medium-term projects.

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

Table of Contents	12

Grupo TMM, S.A.B. and Subsidiaries
3	Changes in accounting policies

New Standards adopted as of January 1, 2023

Some accounting pronouncements which have become effective from 1 January 2023 are:

•	IFRS 17 ‘Insurance Contracts’

•	Amendments to IFRS 17 Insurance Contracts (Amendments to IFRS 17 and IFRS 4)

•	Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)

•	Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)

•	Definition of Accounting Estimates (Amendments to IAS 8)

•	International Tax Reform—Pillar Two Model Rules (Amendments to IAS 12)

These amendments do not have a significant impact on these consolidated financial statements and therefore the disclosures have not been made.

Standards, amendments and interpretations to existing standards that are not yet effective and have not been adopted early by the Company

At the date of authorization of these consolidated financial statements, several new, but not yet effective standards and amendments, none of which have been adopted in advance by Grupo TMM.

•	Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

•	Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)

•	Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7)

•	Non-current Liabilities with Covenants (Amendments to IAS 1)

•	Lack of Exchangeability (Amendments to IAS 21

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

Table of Contents	13

Grupo TMM, S.A.B. and Subsidiaries
4.2	Basis of consolidation

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

Table of Contents	14

Grupo TMM, S.A.B. and Subsidiaries
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

4.4	Climate-related issues

Risks arising from climate change issues may have future adverse effects on the Group Company’s business. These risks include transition risks (e.g., regulatory changes and reputational risks) and physical risks (even if the risk of physical damage is low due to the Company’s activities and geographic location).

The Company is currently in the process of identifying significant risks generated by climate change that could adversely and materially affect its financial statements, Management continually evaluates the impact of climate-related issues.

Assumptions could change in response to future environmental regulations, new commitments and changes in customer demand, particularly from PEMEX. If these changes are not anticipated, they could impact the Company’s future cash flows, results of operations and financial position.

4.5	Foreign currency translation

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

Table of Contents	15

Grupo TMM, S.A.B. and Subsidiaries
4.6	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and demand deposits, together with other highly liquid and short-term investments that are readily convertible into known amounts of cash and which are subject to insignificant risk of change in their value.

4.7	Materials and supplies

Materials and supplies, consisting mainly of fuel and items for the maintenance of property and equipment and repair of containers of the Logistics, ports and terminals business and are valued at average cost and acquisition value, respectively.

4.8	Prepayments

Represent prepayments for services that will be received in the future and are amortized in the period when those services are received.

4.9	Property and equipment

Properties

The properties (land and buildings) are measured at fair value, which are determined by external professional valuers every five years or before if the market factors indicate a significant change in the fair value. The last valuation of these assets was in December 2019.

The revaluation surplus (deficit) that is derived from the valuation of properties is recognized as part of ‘Other comprehensive income items’ and forms part of ‘other capital components’ in stockholders’ equity. A revaluation surplus is credited to income up to an amount equivalent to any revaluation write-down or impairment loss previously recognized income. Any excess is recognized in ‘Other comprehensive income items’ and in stockholders’ equity in the item of ‘Revaluation surplus’. Revaluation write-downs or impairment losses are recognized in ‘Other comprehensive income items’ up to the amount previously recognized on that asset in stockholders’ equity in the item of ‘Revaluation surplus’.

Any remaining decrease is recognized in income for the year. Any remaining balance of the revaluation surplus in stockholders’ equity at the time of disposing of the asset that gave rise thereto is reclassified to retained earnings. Moreover, any remaining balance of the revaluation surplus in stockholders’ equity may not be distributed to stockholders.

The depreciation of properties is recognized using the straight-line method to write down its carrying value less its estimated residual value. As no finite useful life for land can be determined, the related carrying amounts are not depreciated.

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

Table of Contents	16

Grupo TMM, S.A.B. and Subsidiaries
Recurring maintenance and repair expenditures are charged to operating expenses as incurred. Major repairs to are capitalized and amortized over the period in which benefits are expected to be received. The material residual values and the estimated useful life are adjusted as necessary, at least once a year.

Gains or losses from the disposal of property and equipment are determined as differences between the disposal proceeds and the carrying amount of the assets and are recognized in profit or loss as part of ‘Other income (expenses)’, accordingly (see Note 18).

Construction in progress

Disbursements attributable to construction of assets that are identifiable and may be controlled by the Company are recognized as assets when they meet the following conditions:

●	it is technically possible to complete the construction of the asset so that it can be available to be used;

●	management has the intent of completing the asset to use it;

●	it can be proven that the asset will generate economic benefits in the future;

●	adequate technical, financial or another type of resources are available to complete the asset; and

●	the disbursement attributable to the asset during its construction can be determined reliably.

4.10	Leased assets

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

Table of Contents	17

Grupo TMM, S.A.B. and Subsidiaries
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

The Company as lessor

As a lessor the Company classifies its leases as either operating or finance leases.

Table of Contents	18

Grupo TMM, S.A.B. and Subsidiaries
A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of the underlying asset and classified as an operating lease if it does not.

4.11	Intangible assets

Recognition of intangible assets

Software

Software licenses acquired are capitalized on the basis of costs incurred to acquire and install the specific software.

Trademark

The trademark acquired in a business combination that qualifies for separate recognition is considered an intangible asset and is recorded at its fair value.

Subsequent measuring

All finite-lived intangible assets are accounted for using the cost model by which the net capitalized costs of their residual value are amortized using the straight-line method throughout their estimated useful lives, in the case of the concession rights; these are amortized according to the term specified in the corresponding agreement. The residual values and useful lives are reviewed at each reporting date. The trademark is considered an intangible asset with an indefinite life; therefore, it is subject to impairment tests annually as described in Note 12.

The amortization is included in the consolidated statement of operations as part of the depreciation, amortization, and loss on revaluation item. Subsequent expenditures to preserve software and trademarks are expensed as incurred.

4.12	Impairment testing of long-lived assets

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

Cash-generating units to which trademark has been allocated are tested for impairment at least annually. All other individual assets or cash-generating units are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

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

Table of Contents	19

Grupo TMM, S.A.B. and Subsidiaries
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

4.13	Non-current assets classified as held for sale

Non-current assets classified as held for sale are presented separately and measured at the lower of their carrying amounts immediately prior to their classification as held for sale and their fair value less costs to sell. Once classified as held for sale, the assets are not subject to depreciation or amortisation.

In the event of changes in the sale plans of assets classified as held for sale, the Company will present these assets in the non-current and they will be measured them at the lower of their carrying amount before the asset was classified as available for sale or at its recoverable amount on the date of the decision not to sell it.

4.14	Financial instruments

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

Financial assets are classified into the following categories:

●	amortized cost

●	fair value through profit or loss (FVTPL)

●	fair value through other comprehensive income (FVOCI).

Table of Contents	20

Grupo TMM, S.A.B. and Subsidiaries
In the periods presented the Company does not have any financial assets categorized as FVTPL or FVOCI.

The classification is determined by both:

●	the Company’s business model for managing the financial asset; and

●	the contractual cash flow characteristics of the financial asset.

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

Table of Contents	21

Grupo TMM, S.A.B. and Subsidiaries
The Company assess impairment of trade receivables based on the characteristics of the business segment, when appropriate this assessment is made on a collective basis as they possess shared credit risk characteristics, they have been grouped based on the days past due. Refer to Note 25, for a detailed analysis of how the impairment requirements of IFRS 9 are applied.

Classification and measurement of financial liabilities

The Company’s financial liabilities include borrowings, trade and other payables. Financial liabilities are initially measured at fair value, and, where applicable, adjusted for transaction costs. Subsequently, financial liabilities are measured at amortized cost using the effective interest method.

All interest-related charges are included within finance costs or finance income.

4.15	Provisions, contingent liabilities and contingent assets

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

4.16	Taxes on earnings

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

Table of Contents	22

Grupo TMM, S.A.B. and Subsidiaries
The income tax expense in the statement of profit or loss includes the sum of the deferred tax, which has not been recognized in other comprehensive income or directly in stockholders’ equity, and the current income tax for the year.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit against which temporary differences can be utilized will be available (see Note 20).

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

4.17	Statutory employee profit sharing (PTU for its acronym in Spanish)

The determination of PTU requires that a 10% rate be applied to the base calculated for that profit sharing, in accordance with the Income Tax Law. This amount determined must be allocated to each employee based on the provisions of The Federal Labor (LFT for its acronym in Spanish). However, the amount allocated to each employee may not exceed the greater between the equivalent of 3 months of the employee’s current salary or the average of PTU received by the employee in the previous three years.

4.18	Post-employment benefits and benefits for short-term employees

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

Table of Contents	23

Grupo TMM, S.A.B. and Subsidiaries
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

4.19	Stockholders’ equity

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

The accumulated results include the profit (loss) for the year and previous periods.

Other components of equity capital include:

●	revaluation surplus, including gains and losses from the revaluation of properties;

●	statutory reserve corresponds to the separation of earnings withheld for this reserve;

●	additional paid-in capital is equivalent to the amount received in excess of the par value of the shares;

●	translation result represents the cumulative effect of the change in functional currency in previous years; and

●
actuarial gains and losses include experience adjustments (the effects of differences between the previous actuarial assumptions and what has actually occurred); and the effects of changes in actuarial assumptions.

Table of Contents	24

Grupo TMM, S.A.B. and Subsidiaries
4.20	Recognition of revenue, costs and expenses, and financing costs

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

Table of Contents	25

Grupo TMM, S.A.B. and Subsidiaries
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

Parcel vessels and bulk carriers

These revenues are derived from the transportation of merchandise through the Company’s own shipments or third parties, usually in periods ranging between 7 and 30 days. The rate is fixed and it is set at the beginning of the contract, based on the space or capacity required by the customer. The performance obligation is met as the merchandise is transported from the point of origin to the destination. Revenues are recognized over time on a straight-line basis during the term of each contract. Given that the costs required for rendering the service under these contracts do not vary significantly, that method provides a reasonable representation of the services transferred. The bulk carrier business was concluded in the first quarter of 2023.

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

Table of Contents	26

Grupo TMM, S.A.B. and Subsidiaries
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

Other services

The Company obtains revenues for other services such as suppliers, purchase and sale of hydrocarbons, agency, port formalities, among other things. Most of these services are considered single performance obligations in the terms of the respective contracts, and the consideration is entirely allocated to those performance obligations. Revenues are recognized over time, since customers receive and consume the benefits as the Company renders the services, that is, as the performance obligations are met. The Company does not generate asset balances or contract liabilities for most of these services. The Company acts as an agent for the specific case of agency and purchase and sale of hydrocarbons services and, therefore, it recognizes the revenues corresponding to the profit margin generated net of the costs incurred.

Costs and expenses

The costs and expenses for maritime, and also those related to other logistics operations, are recognized in operations when the services are rendered, materials are consumed or as incurred.

Financing income and costs

Interest income and expense are reported as accrued using the effective interest method and are reported as part of the comprehensive financing cost.

4.21	Information by segments

The Company has four operating segments: specialized maritime, maritime infrastructure, logistics ports and terminals and warehousing division. These operating segments are monitored by the Company’s Management, who is responsible for making strategic decisions, which are made based on adjusted operating segment results. In identifying its operating segments. Management follows Grupo TMM’s service lines, which represent the main services provided by the Company.

Each of these operating segments is managed separately as each of these service lines requires different technologies and other resources as well as marketing approaches. All inter-segment transfers are carried out at market prices.

Table of Contents	27

Grupo TMM, S.A.B. and Subsidiaries
The accounting policies Grupo TMM uses for segment reporting are the same as those used in its consolidated financial statements, with the exception that corporate assets which are not directly attributable to the business activities of any operating segment are not allocated. In the financial periods presented, this primarily applies to Grupo TMM’s corporate headquarters.

4.22	Significant management judgment in applying accounting policies and estimation uncertainty

When preparing the consolidated financial statements, Management considers a number of judgments, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses.

Significant management judgment

The reporting judgments made by Management as to the application of the accounting policies of the Company that would have a material effect on the consolidated financial statements are described as follows:

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

Useful lives of depreciable assets

Management reviews the useful lives of the depreciable assets on each reporting date, based on the expected use of each asset. The uncertainty in these estimates is derived from the technical obsolescence that could change the expected use of equipment.

Table of Contents	28

Grupo TMM, S.A.B. and Subsidiaries
Defined benefits obligation

Management’s estimate of the DBO is based on a number of critical assumptions, such as inflation rates, mortality rates, discount rate, and a consideration for future salary increases. The variances in these assumptions can impact the amount of the DBO and the corresponding annual expense for defined benefits (the analysis is provided in Note 22).

Measures of fair value

Management uses valuation techniques to measure the fair value of its properties. This results in Management preparing estimates and assumptions based on market information and using observable data that could be used by market participants to assign a price to the asset. These fair value estimates for these non-financial assets can vary from the actual prices obtained on operations at market value on the reporting date, as well as future results and the discount rate (see Note 24).

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

Effect of estimation uncertainty:

The effect of a change in the incremental borrowing rate for leases entered into during the reporting period is shown in the table below:

Estimate	Change in estimate	Effect on right-of-use asset	Effect on lease liability
Incremental borrowing rate	1% increase in the rate	Reduction of $3,295	Reduction of $3,295

4.23	Correction of an immaterial error in the prior period financial statements

During 2023, the Company determined that the prior year financial statements had an error caused by an immaterial classification error of certain contract asset balances with related parties. As a result, certain prior year amounts have been revised for consistency with the current year presentation. The Company assessed the materiality of this change in presentation on prior period financial statements in accordance with SEC Staff Accounting Bulletin No. 99, “Materiality,” (IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors). Based on this assessment, the Company concluded that these classification error corrections in its Statements of financial position are not material to any previously presented financial statements based upon overall considerations of both quantitative and qualitative factors. The corrections had no impact on the fiscal year 2022 Statements of profit or loss, Statement of changes in stockholders’ equity or Statements of cash flows. Accordingly, the Company corrected the previously reported immaterial errors for the year ended December 31, 2022 in this Annual Report.

A summary of immaterial corrections reflecting the prior period impact to the Company’s Statements of financial position, for the year ended December 31, 2022 is shown below:

	2022	Correction	2022
Trade receivables	$471,514	$(31,655)	$439,859
Related parties	39,468	31,655	71,123
	$510,982	$-	$510,982
5	Acquisitions and disposals

Disposal of subsidiaries

Year 2023

During 2023, two companies, TMM Almacenadora, S.A.P.I. de C.V. and Servicios Tecnológicos ST, S.A. de C.V., were sold for $10,000, generating a gain on sale of subsidiaries of $3,676 (See Note 18).

Years 2022 and 2021

During fiscal years 2022 and 2021 no subsidiaries were disposed of.

Table of Contents	29

Grupo TMM, S.A.B. and Subsidiaries
Acquisition of subsidiaries

During 2023, 2022 and 2021 no company was acquired.

6	Cash and cash equivalents

Cash and cash equivalents as of December 31, 2023 and 2022, are summarized as follows:

	2023	2022
Cash on hand	$681	$634
Cash at banks	88,231	74,554
Short-term investments (a)	9,467	19,545
	$98,379	$94,733

(a)	Includes fix-term deposits (promissory notes) and repurchase/resell agreements with terms up to 3 days.

Restricted cash

As of December 31, 2023 y 2022, restricted cash represents the reserve necessary for foreign trade activities used for the storage business of $1,665 and $2,059, respectively.

7	Trade receivables

Trade receivables as of December 31, 2023 and 2022, are summarized as follows:

	2023	2022
Maritime
Offshore vessels	$180,827	$166,703
Parcel tankers	10,697	12,604
Shipping agencies	1,786	26,904
Bulk Carrier	-	33,896

Maritime infrastructure
Shipyard	33,328	56,343

Ports, terminals and logistics
Port services	371	100
Repair of containers	6,971	9,970
Automotive services	1,291	795

Warehousing and other businesses
Warehousing	31,631	60,040
Other businesses	1,698	1,335
Total trade receivables	268,600	368,690
Contract assets	67,765	97,144
Allowance for doubtful accounts	(28,612)	(25,975)
	$307,753	$439,859

Table of Contents	30

Grupo TMM, S.A.B. and Subsidiaries
All amounts are short-term. The net carrying value of trade accounts receivables is considered a reasonable approximation to fair value.

The activity in the allowance for doubtful accounts is presented below:

	2023	2022
Balance as of January 1	$25,975	$20,294
Impairment loss for the period	8,737	7,277
Receivables written off during the year	(6,100)	(1,596)
Balance as of December 31	$28,612	$25,975

Note 25 includes disclosures related to credit risk exposures and the analysis related to the allowance for expected credit losses. In 2023 and 2022 the impairment loss was calculated applying the expected credit loss model in accordance with IFRS 9.

8	Other accounts receivable

Other accounts receivable as of December 31, 2023 and 2022, are summarized as follows:

	2023	2022
Current
Recoverable taxes	$194,918	$193,508
Services for port, maritime and other operations	-	112,714
Employees	4,540	4,549
Insurance claims	-	794
Others	14,633	25,530
	214,091	337,095

Non-current
Value added tax recoverable (a)	195,473	273,314
	$409,564	$610,409

(a)	During the 2023 and 2022, the Value Added Tax (VAT) recovery processes have been prolonged by the tax authorities by extending the recovery periods.

Table of Contents	31

Grupo TMM, S.A.B. and Subsidiaries
9	Property and equipment

Property and equipment as of December 31, 2023 and 2022 are summarized as follows:

	2023
	Net balances at beginning of year	Additions		Disposals	Transfers and others		Depreciation	Net balances at year end	Estimated useful lives (years)
Maritime equipment	$53,579	$-		$-	$(9,659)		$23,172	$20,748	3
Shipyard	114	-		-	-		30	84	40
Major maintenance	14,582	23,301		-	(4,857)		10,929	22,097	2.5
Buildings and facilities	103,815	-		-	404		3,186	101,033	20 y 25
Warehousing equipment	601	-		-	(392)		177	32	10
Computer equipment	182	93		-	(22)		102	151	3 y 4
Terminal equipment	20,996	-		-	-		2,133	18,863	10
Ground transportation equipment	3,132	2,096		-	-		898	4,330	4.5 y 10
Other equipment	10,101	128		-	23		1,538	8,714
	207,102	25,618		-	(14,503)		42,165	176,052
Lands	1,147,174	-		-	272,500	(b)	-	1,419,674
Constructions in progress	136,495	105,727	(a)	-	(11,816)		-	230,406
	$1,490,771	$131,345		$-	$246,181		$42,165	$1,826,132

	2022
	Net balances at beginning of year	Additions	Disposals		Transfers and others	Depreciation	Net balances at year end	Estimated useful lives (years)
Maritime equipment	$70,838	$-	$-		$(4,099)	$13,160	$53,579	3
Shipyard	149	-	-		-	35	114	40
Major maintenance	1,945	-	-		15,185	2,548	14,582	2.5
Buildings and facilities	116,714	425	-		(9,780)	3,544	103,815	20 y 25
Warehousing equipment	387	290	-		(1)	75	601	10
Computer equipment	277	49	-		(5)	139	182	3 y 4
Terminal equipment	23,337	1	-		(2)	2,340	20,996	10
Ground transportation equipment	2,564	1,321	-		-	753	3,132	4.5 y 10
Other equipment	8,434	3,620	-		(458)	1,495	10,101
	224,645	5,706	-		840	24,089	207,102
Lands	1,199,550	-	61,973	(c)	9,597	-	1,147,174
Constructions in progress	116,743	19,525	-		227	-	136,495
	$1,540,938	$25,231	$61,973		$10,664	$24,089	$1,490,771

Table of Contents	32

Grupo TMM, S.A.B. and Subsidiaries
All the amounts for depreciation and for loss from revaluation are included as part of the depreciation, amortization, and loss from revaluation on the consolidated statements of profit or loss.

The accumulated depreciation on property and equipment at December 31, 2023 and 2022 is $183,592 and $141,427, respectively.

(a)
Consists mainly of the design and conversion projects for the Aurora Pearl and World Peridot mud vessels for $65,857 and $36,443, respectively. The start of operations of these vessels occurred at the end of the 1st quarter of 2024.

(b)
Corresponds to the transfer of assets available for sale because the sale has not been completed. As of December 31, 2022, the asset held for sale corresponds to land located at Tuxpan Veracruz. During Q4 of 2023, the offer maintained by an independent third party was withdrawn due to changes in its strategic plan. In addition, Management decided not to continue with the plans to sell this asset, as a result, Management decided to classify the land again as PP&E.

(c)
It consists of the retirement of 5 real properties in August de 2022, the real property named “El Montero” and 4 real properties classified as available-for-sale, pursuant to the accord and satisfaction contract with Fibra FUNO for the total payment of liabilities in benefit of Fibra FUNO in lease agreements. A total loss was incurred on the operation in the amount of $57,804. (See Note 10).

As of December 31, 2023 and 2022, no impairment indicators were identified in this asset class.

If the cost model had been used, the revalued carrying amounts for land and properties as of December 31, 2023 and 2022, would be as follows:

	2023	2022
Lands	$847,745	$653,640
Properties	198,736	126,675
	$1,046,481	$780,315

The revalued amounts include a revaluation surplus of $724,281 and $753,439 in 2023 and 2022, respectively, which is presented as “Other components of equity” and is not available for distribution to stockholders (see Note 16).

Fair value measurement

See Note 24 regarding the measuring of fair value for properties.

Guarantees

At the end of 2023 and 2022, there was one property guaranteeing  the bank loan with Banco Autofin México, S.A. Institución de Banca Múltiple. Likewise, as of December 31, 2023 and 2022, there was an RTG crane under guarantee with ‘PNC Bank, N.A.’ (see Note 13).

Table of Contents	33

Grupo TMM, S.A.B. and Subsidiaries
10	Leases

Right-of-use assets

	2023
	Warehouse		Cranes	Courtyards		Dock major maintenance	Corporate building	Total
Gross carrying amount
Balance January 1 2023	$245,741		$4,977	$79,779		$22,135	$-	$352,632
Additions	62,630		-	-		-	-	62,630
Disposals	157,746	(a	-	23,215	(b	-	-	180,961
Balance at December 31 2023	150,625		4,977	56,564		22,135	-	234,301

Depreciation
Balance January 1 2023	57,263		2,073	9,140		15,218	-	83,694
Disposals	68,704	(a	-	9,673	(b	-	-	78,377
Depreciation	64,936		2,488	8,075		5,534	-	81,033
Balance December 31 2023	53,495		4,561	7,542		20,752	-	86,350
Carrying amount December 31 2023	$97,130		$416	$49,022		$1,383	$-	$147,951

	2022
	Warehouse		Cranes	Courtyards	Dock major maintenance	Corporate building		Total
Gross carrying amount
Balance January 1 2022	$346,095		$11,722	$71,397	$22,135	$92,170		$543,519
Additions	57,524		4,977	56,564	-	-		119,065
Disposals	157,878	(d	11,722	48,182	-	92,170	(c	309,952
Balance at December 31 2022	245,741		4,977	79,779	22,135	-		352,632

Depreciation
Balance January 1 2022	138,709		11,268	33,459	9,684	13,167		206,287
Disposals	129,255	(d	11,399	34,701	-	21,070	(c	196,425
Depreciation	47,809		2,204	10,382	5,534	7,903		73,832
Balance December 31 2022	57,263		2,073	9,140	15,218	-		83,694
Carrying amount December 31 2022	$188,478		$2,904	$70,639	$6,917	$-		$268,938

(a)	In August 2023, Ademsa renegotiated the lease contract for the offices and warehouses in Azcapotzalco, signing a new contract for one year and two months. The net effect of this transaction (credit) in the amount of $20,227 is shown under other income (expenses).

(b)	Corresponds to the cancellation of the lease contracts for the Manzanillo, Veracruz and Altamira yards of the M&R business.

(c)
It corresponds to the cancellation of the lease agreement of Torre Latino y Cuspide in August, pursuant to the accord and satisfaction contract in payment of 5 real properties with Fibra FUNO (see Note 9a). Moreover, as part of the contract, Fibra FUNO accepts to liquidate the credit in benefit of Banco de Bajío in the amount of $22,000, which gave rise to a loss on the transaction in the amount of $57,804 (see Note 18).

(d)	It corresponds to the cancellation of lease agreements for warehouses used for the storage business.

Table of Contents	34

Grupo TMM, S.A.B. and Subsidiaries
As of December 31, 2023 and 2022, no impairment indicators were identified in this asset class.

Lease liabilities

As of December 31, 2023 and 2022, the information of lease liabilities is presented in the statement of financial position and is summarized below:

	Short-term	Long-term
2023
Payable in Mexican pesos
Warehouse	$62,390	$48,326
Cranes	681	-
Courtyards	2,463	52,110
Major vessel maintenance	1,609	-
	$67,143	$100,436

2022
Payable in Mexican pesos
Warehouse	$52,581	$150,091
Cranes	2,574	456
Courtyards	7,701	65,990
Major vessel maintenance	6,073	1,609
	$68,929	$218,146

Grupo TMM has warehouses for the storage service, cranes for the logistics services and a major vessel maintenance. With the exception of short-term leases and low-value underlying assets, each lease is reflected on the consolidated statement of financial position as a right-of-use asset and a lease liability.

Each lease generally imposes a restriction that, unless there is a contractual right for the Company to sublet the asset to another party, the right-of-use asset can only be used by the Company.

Leases are either non-cancellable or may only be cancelled by incurring a substantive termination fee. Some leases contain an option to extend the lease for a further term.

Grupo TMM is prohibited from selling or pledging the underlying leased assets as guarantee. For leases over office buildings and warehouses, Grupo TMM must keep those properties in a good state of repair and return the properties. Further, Grupo TMM must insure items of leases assets and incur maintenance fees on such items in accordance with the lease contracts.

Table of Contents	35

Grupo TMM, S.A.B. and Subsidiaries
The table below describes the nature of Grupo TMM’s leasing activities by type of right-of-use asset recognized in the consolidated statement of financial position:

Right-of-use asset	No. of right-of-use assets leased	Range of remaining term (years)	No. of leases with extension options	No. of leases with purchase option	No. of leases with variable payments linked to an index	No. of leases with termination options
Warehouse	7	2 – 9	2	-	7	-
Courtyards	1	2 – 9	1	-	1	-
Cranes	1	1	-	-	-	-
Floating dry-dock	1	1	-	-	-	-

Lease liabilities are guaranteed with related underlying assets. Future minimum lease payments at December 31 2023 and 2022 were as follows:

	Within the 1st year	1 to 3 years	3 to 5 years	After 5 years	Total
Balance as of December 31, 2023
Lease payments	$84,606	$64,122	$28,902	$56,113	$233,743
Financial charges	(17,463)	(21,683)	(14,328)	(12,690)	(66,164)
Net present value	$67,143	$42,439	$14,574	$43,423	$167,579

Balance as of December 31, 2022
Lease payments	$103,127	$178,272	$44,319	$70,243	$395,961
Financial charges	(34,198)	(38,237)	(17,071)	(19,380)	(108,886)
Netpresent value	$68,929	$140,035	$27,248	$50,863	$287,075

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

The expense relating to payments not included in the measurement of the lease liability is as follows:

	2023	2022
Short-term leases (a)	$523,174	$694,200
Leases of low-value assets	8,294	6,249
	$531,468	$700,449

(a)	Corresponds to the leasing of mud and parcel tankers vessels.

At December 31, 2023 and 2022, Grupo TMM was committed on short-term leases and total commitment at that date was $43,598 and $57,850, respectively.

At December 31, 2023 and 2022, Grupo TMM had no lease commitments that had not yet started.

Table of Contents	36

Grupo TMM, S.A.B. and Subsidiaries
Total cash outflow for leases for the years ended December 31, 2023 and 2022 were $609,905 and $798,256, respectively.

11	Intangible assets

Intangible assets as of December 31, 2023 and 2022, are summarized as follows:

	2023
	Net balances at beginning of year	Additions		Transfers and others	Amortization	Net balances at year end	Estimated useful life (years)
Software	$31,925	$5,700	(b)	$-	$3,037	$34,588	3 and 5
Trademark (a)	125,528	-		-	-	125,528	Indefinite
	$157,453	$5,700		$-	$3,037	$160,116

	2022
	Net balances at beginning of year	Additions	Transfers and others	Amortization	Net balances at year end	Estimated useful life (years)
Software (c)	$34,583	$-	$-	$2,658	$31,925	3 and 5
Trademark (a)	125,528	-	-	-	125,528	Indefinite
	$160,111	$-	$-	$2,658	$157,453

(a)
Corresponds to the rights on the Marmex trademark associated with the maritime division segment, specifically the offshore vessels operation. This trademark is subject to annual impairment testing (see Note 12).

(b)	Corresponds to the acquisition of software for environmental impact measurement on August 2, 2023.

(c)	Corresponds mainly to the SAP Hana system upgrade project.

The accumulated amortization of intangible assets as of December 31, 2023 and 2022, is $13,459 and $10,422, respectively.

Subsequent expenses to maintain the software and the trademark are recognized in income as incurred.

12	Impairment of long-lived assets

Impairment test

For purposes of the annual impairment test, the trademark is assigned to the cash-generating units that are expected to benefit from its use (maritime segment).

The Group performs impairment tests on cash-generating units related to the trademark annually or more frequently if there are indicators that the cash-generating unit to which it has been assigned may be impaired.

Table of Contents	37

Grupo TMM, S.A.B. and Subsidiaries
The recovery value for these assets was determined based on value in use. The calculation of the value in use is determined by covering a detailed 5-year forecast, approved by Management. The present value of the expected cash flows of each cash-generating unit is determined by applying an appropriate discount rate, which reflects the assessment of current market conditions of the time value of money.

The value of the key assumptions used reflects historical data from external and internal sources and are shown below:

	2023	2022
Growth rate	2.3%	2.5%
Discount rate	11.21%	10.85%

As of December 31, 2023 and 2022, no impairment losses were determined for these assets.

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

Table of Contents	38

Grupo TMM, S.A.B. and Subsidiaries
13	Financial assets and liabilities

Categories of financial assets and liabilities

The financial assets and liabilities as of December 31, 2023 and 2022, are summarized as follows:

	2023	2022
Financial assets
Valued at amortized cost
Cash and cash equivalents	$98,379	$94,733
Restricted cash	1,665	2,059
Trade receivables	239,988	342,715
Other accounts receivable	19,173	143,587
Related parties	70,078	71,123
Total current financial assets	$429,283	$654,217

Financial liabilities
Valued at amortized cost
Short-term portion of the financial debt	$64,139	$35,030
Trade payables	350,653	437,382
Accounts payable and accrued expenses	275,540	466,077
Related parties	147,098	165,280
Total short-term portion of the financial debt	837,430	1,103,769
Long-term financial debt	12,374	32,475
Total financial liabilities	$849,804	$1,136,244

As of December 31, 2023, and 2022, the carrying value of the financial assets and liabilities at amortized cost is considered similar to their fair value.

Table of Contents	39

Grupo TMM, S.A.B. and Subsidiaries
Financial debt

The information for financing as of December 31, 2023 and 2022 is summarized as follows:

	2023		2022
	Short-term	Long-term	Short-term	Long-term
Payable in Mexican pesos
Daimler Financial Services México, S. de R.L. de C.V.	$6,720	$-	$6,946	$6,720

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

Banco Autofin México, S.A. Institución de Banca Múltiple	3,000	-	4,257	3,000

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

In order to deal with the effects of the Covid-19 pandemic, the Company obtained a 6-month grace period in the principal payment of 4 of the 6 lines, the period applies from January to June of 2020, extending the maturity of these lines accordingly. This loan was paid on March 27, 2024.

Table of Contents	40

Grupo TMM, S.A.B. and Subsidiaries
	2023		2022
	Short-term	Long-term	Short-term	Long-term
INPIASA, S.A. de C.V.	202	-	403	-

Contract for line of credit, the first for $15.7 million at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of principal and interest, and maturing August 2021.

In 2022, an amending agreement was signed with INPIASA in order to extend the amortization period, maturing in December 2024.

Others investors	11,711	-	12,561	-

Two unsecured loans were contracted, each for $6.0 million at a fixed annual rate of 15.0%, with principal and interest payments due, originally in October 2020. In January 2021, a principal payment of $1.0 million was made to each line. As part of the negotiations carried out by the Company, new conditions were agreed for each line, increasing the interest rate by 0.25%, as well as extending the maturity date in October 2023.The loan remains current and maturity was extended to December 31, 2024.

In July 2021, a credit line with multiple drawdowns was contracted, the first being made on July 28, 2021. The balance as of December 31, 2022, is $5,061 million with a rate of 15% and maturing in September 2023. The loan remains current and maturity was extended to December 31, 2024.

Hewlett Packard	159	324	137	350

In January 2022, an additional line was contracted for $622.5, at a fixed rate of 9.87%, monthly payments of principal and interest on unpaid balances with maturity in December 2025.

On July 14, 2022, the contract was renegotiated with the following conditions: a fixed rate of 11.20%, monthly payments of principal and interest on unpaid balances, and maturity in September 2026.

Desarrollo del Crédito Sustentable, S.A. de C.V. SOFOM, Entidad no regulada	25,068	-	-	-

In March 2023, a line of credit was contracted for $7.7 million at a fixed annual rate of 13.50%, maturing in March 2024.

In April 2023 a line of credit was contracted for $11.6 million and in June 2023 a line of credit was contracted for $5.651 million, both at an annual fixed rate of 13.50%, with maturity dates in April and June 2024, respectively.

Excavsa, S.A. de C.V.	3,000	-	-	-

On October 2, 2023, a line of credit was contracted for $3.0 million at a monthly fixed rate of 2.0%, with a maturity date of October 2, 2024. This loan was paid on April 3, 2024.
Interest payable	4,942	-	2,174	-
	54,802	324	26,478	10,070

Table of Contents	41

Grupo TMM, S.A.B. and Subsidiaries
	2023		2022
	Short-term	Long-term	Short-term	Long-term
Payable in US dollars
Hewlett Packard	6,383	12,050	5,258	19,074

Two lines of credit for $607.8 thousand dollars and $201.6 thousand dollars, at a fixed rate of 6.84% and 6.13%, monthly payments of principal and interest on unpaid balances and maturing in March and October 2024, respectively.

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

On September 25, 2023, the contracts were renegotiated with the same conditions for each line, increasing the rate by 0.25% and extending the maturity date to March 31, 2027.

PNC, Bank, N.A.	2,906	-	3,294	3,331

Line of credit with collateral for $860 thousand dollars hired on August 22, 2019, at a fixed rate of 4.40%, semiannual payments of principal and interest on unpaid balances and maturing in July 2024.
Interest payable	48	-	-	-
	9,337	12,050	8,552	22,405
	$64,139	$12,374	$35,030	$32,475

Covenants

Some of the agreements related to the abovementioned loans contain certain covenants including restricting the payment of dividends, not reducing the capital stock and not splitting, as well as conditioning the sale of assets, the foregoing without prior authorization from the creditor; likewise, in some cases, a copy of quarterly and audited financial statements must be delivered, as well as reasonable information requested by the creditor. As of December 31, 2023, and 2022, Grupo TMM and subsidiaries complied with the covenants set forth in those contracts.

Table of Contents	42

Grupo TMM, S.A.B. and Subsidiaries
The interest expense on the financial debt was $9,411 and $9,096 for the periods of twelve months ended December 31, 2023 and 2022, respectively.

The maturity of the long-term financial debt as of December 31, 2023 and 2022 is as follows:

	2023	2022
Maturity
2024	$-	$16,617
2025	7,312	6,362
2026	4,518	5,556
2027	544	3,940
	$12,374	$32,475
14	Balances and transactions with related parties

The accounts payable and transactions with related parties as of December 31, 2023 and 2022 are summarized as follows:

	2023		2022
	Receivable	Payable	Receivable	Payable
Marítima del Golfo de Mexico y Subsidiarias para el Petróleo, S.A. de C.V. (before División Marítima, S.A. de C.V.) (a)	$70,078	$-	$71,123	$-
SSA México, S.A. de C.V. (b)	-	12,466	-	8,111
Stockholders (c)	-	134,632	-	157,169
	$70,078	$147,098	$71,123	$165,280

(a)	Balances receivable are related to agency and maritime provider commission services.

(b)	The accounts payables to SSA México, S.A. de C.V. are largely due to subagency services that this related party provides to Grupo TMM.

(c)
Lines of credit in the amount of $130 million at a 15% annual fixed rate, with payments on capital and interest upon maturity, extended one more year, that has initial due date as of December 2023. Interest expenses of these credits amounted to $16,290 and $18,227 for the twelve months periods ended December 31, 2023 and 2022, respectively.

Table of Contents	43

Grupo TMM, S.A.B. and Subsidiaries
The most relevant transactions with related parties as of December 31, 2023, 2022 and 2021 are summarized as follows:

	2023	2022	2021
Revenue:
Wharfage services	$6,227	$-	$-
Systems	2,650	-	-
Maritime services (a)	-	20,958	71,823
Shipping agency services (b)	226	412	419
	$9,103	$21,370	$72,242

Costs:
Sub-agency commissions (c)	$6,910	$7,237	$4,062

Expenses:
Other expenses (d)	$-	$-	$180

Interests:	$16,290	$18,227	$10,329

(a)	Maritime services between TMM Dirección Corporativa, S.A. de C.V, subsidiary of Grupo TMM, and Marítima del Golfo. The contract termination date was August 2022.

(b)	Shipping agency services between Administradora Marítima TMM, S.A.P.I. de C.V., subsidiary of Grupo TMM, and Marítima del Golfo.

(c)	Shipping agency servicies provided by SSA México, S.A. de C.V. to Administradora Marítima TMM, S.A.P.I. de C.V.

(d)	Management consulting provided by SSA México, S.A. de C.V. to Administración Portuaria Integral de Acapulco, S.A. de C.V.

Transactions involving executive personnel for the years ended December 31, 2023, 2022 and 2021, include the following expenses:

	2023	2022	2021
Short-term benefits
Salaries	$10,761	$19,055	$28,697
Social security contributions	1,900	736	1,843
	$12,661	$19,791	$30,540

15	Accounts payable and accrued expenses

Accounts payable and accrued expenses at December 31, 2023 and 2022, are shown as follows:

	2023	2022
Operating expenses	$122,014	$194,487
General expenses	107,823	149,557
Purchased services	21,887	36,403
Taxes payable	65,204	37,797
Salaries and wages	3,012	5,189
Others	20,804	80,441
	$340,744	$503,874

Table of Contents	44

Grupo TMM, S.A.B. and Subsidiaries
16	Stockholders’ equity

Capital stock

As of December 31, 2023, and 2022, the Company’s capital stock is comprised of 174,553,127 and 102,182,841 shares outstanding, registered, without par value, and with voting rights, respectively, which may be held by Mexican nationals, investors, or companies that include in their bylaws the exclusion of foreigners clause. Foreigners may acquire economic rights in the Company’s common shares through ordinary participation certificates (‘CPOs’), with each CPO corresponding to one common share.

In the United States, the Company’s ADSs, each representing five CPOs, trade on the OTC market under the symbol GTMAY. The underlying TMM common shares for the ADSs are traded on the Mexican Stock Exchange under the listing code TMM A.

At the General Extraordinary Stockholders’ Meeting held on March 16, 2023, the Company’s stockholders agreed to increase capital stock in the amount of $151,978 through the issuance of up to 72,370,286 common, nominative shares, without par value, representing the capital stock of Grupo TMM. This capital increase was authorized by the CNBV through official letter number 153/5296/2023 dated June 27, 2023 and subscribed in full by the stockholders in October 2023.
Net tax profit account (CUFIN)

As of December 31, 2023, and 2022, the restated balance of the Net Taxable Income Account (CUFIN for its acronym in Spanish) of the Parent Company amounts to $4,514,668 and $4,313,616, respectively, which was generated up to December 31, 2013. No new balances have been generated in this account thereafter.

The distribution of dividends or profits to shareholders that come from the balance of the CUFIN, generated until December 31, 2013, will not generate income tax until such balance is exhausted. Dividends paid to individuals and corporations resident abroad, on profits generated as of January 1, 2014, are subject to a 10% tax, which is considered a final payment.

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

Capital decreases

As of December 31, 2023, and 2022, the current balance in the Capital Contribution Account (CUCA for its acronym in Spanish) is $5,987,515 and $5,474,175, respectively. In the event of capital reimbursement or decreases in favor of stockholders, the surplus for said reimbursement on this amount will be treated as a distributed earning.

In the event the equity capital exceeds the balance in the CUCA, the difference will be considered a dividend or distributed earning subject to the payment of income tax. If the earnings in reference come from the CUFIN, there will be no corporate tax due for the capital decrease or reimbursement. Otherwise, these will be treated as dividends or distributed earnings.

Table of Contents	45

Grupo TMM, S.A.B. and Subsidiaries

Other components of equity

Details of other components of equity as of December 31, 2023, 2022 and 2021, as follows:

	Legal reserve	Defined benefit plan	Premium on convertible obligations	Translation result	Revaluation surplus		Total
Balance as of December 31, 2020	$216,948	$(116,102)	$77,106	$(247,668)	$1,069,391		$999,675
Defined benefit plan	-	33,691	-	-	-		33,691
Reclassification from disposal of properties and depreciation	-	-	-	-	(332,151)	(b)	(332,151)
Total before taxes	-	33,691	-	-	(332,151)		(298,460)

Tax expense	-	(10,107)	-	-	87,360		77,253
Total net of taxes	-	23,584	-	-	(244,791)		(221,207)
Balance as of December 31, 2021	$216,948	$(92,518)	$77,106	$(247,668)	$824,600		$778,468
Defined benefit plan	-	31,122	-	-	-		31,122
Reclassification from disposal of properties and depreciation	-	-	-	-	(88,630)	(a)	(88,630)
Total before taxes	-	31,122	-	-	(88,630)		(57,508)

Tax expense	-	(9,337)	-	-	17,469		8,132
Total net of taxes	-	21,785	-	-	(71,161)		(49,376)
Balance as of December 31, 2022	$216,948	$(70,733)	$77,106	$(247,668)	$753,439		$729,092

Defined benefit plan	-	8,453	-	-	-		8,453
Reclassification from disposal of properties and depreciation	-	-	-	-	(41,797)	(a)	(41,797)
Total before taxes	-	8,453	-	-	(41,797)		(33,344)

Tax expense	-	(2,536)	-	-	12,639		10,103
Total net of taxes	-	5,917	-	-	(29,158)		(23,241)
Balance as of December 31, 2023	$216,948	$(64,816)	$77,106	$(247,668)	$724,281		$705,851

(a)	It corresponds to the reclassification of the revaluation surplus to accumulated results from the sale of properties, as well as the depreciation for the period of revaluation of properties.

(b)	Includes the adjustment of assets available for sale at their fair value, for an amount of $291,200.

Table of Contents	46

Grupo TMM, S.A.B. and Subsidiaries
17	Revenues

The revenues as of December 31, 2023, 2022 and 2021, are summarized as follows:

	2023	2022	2021
Maritime
Offshore vessels	$462,801	$527,571	$313,170
Parcel tankers	246,291	351,539	294,641
Fuel oil transportation	57,220	-	-
Shipping agencies	29,217	31,379	10,360
Maritime administration services (a)	-	16,343	42,416
Bulk Carrier (b)	-	304,269	174,643

Maritime infrastructure
Shipyard	200,496	118,441	139,226

Logística, puertos y terminales
Intermodal terminal	37,991	38,910	44,292
Repair of containers	21,008	110,966	158,511
Automotive services	8,036	5,442	5,990
Port services	6,080	5,659	14,967

Warehousing and other businesses
Warehousing	149,507	172,537	153,497
Total consolidated revenue	$1,218,647	$1,683,056	$1,351,713

(a)	As discussed in Note 4.20, the contract that Grupo TMM had as maritime administrator with TMM Division Maritima was terminated on August, 2022.

(b)	The merchandise transportation operation contract terminated in the first quarter of 2023.

The Company’s revenues do not show any particular grouping characteristic, such as by type of customer (government and private), geographic zone, etc. The main grouping is shown based on the type of revenue for each segment. Moreover, as discussed in Note 4.20, all of the Company’s revenues are recognized over time.

Table of Contents	47

Grupo TMM, S.A.B. and Subsidiaries
18	Other income (expenses)

Other income (expenses) as of December 31, 2023, 2022 and 2021, is summarized as follows:

	2023	2022	2021
Movement of provisions	$44,527	$61,170	$-
Cancellation of leases in the warehousing business	20,227	-	-
Gain from the sale of subsidiaries	3,676	-	-
Other, net	391	(2,393)	2,150
Expenses incurred in the recovery of taxes	(3,034)	-	-
Expenses related to the cancellation of the corporate building lease	-	(11,351)	(38,537)
Loss from sale of property and equipment, net (see Note 9)	-	(57,804)	(132,956)
	$65,787	$(10,378)	$(169,343)

19	Interest expense and other financial costs

This caption at December 31, 2023, 2022 and 2021, is comprised as follows:

	2023	2022	2021
Interest on financial debt	$9,411	$9,096	$14,689
Interest on financial related parties	16,290	18,227	10,329
Interest expense on leasing agreements	28,783	28,568	34,146
Other financial expenses	8,546	5,257	3,236
Amortization of transaction cost associated with financial debt	36	415	176
	$63,066	$61,563	$62,576

20	Income tax and tax loss carryforwards

Income Tax

Results for the year

Grupo TMM and Subsidiaries incurred on combined tax losses for the years ended December 2023 and 2022, in the amounts of $156,078 and $129,041, respectively. Most of the companies that generated tax income for an amount of $130,301 amortized them with tax losses from prior years for an amount of $115,461. Income tax recognized in profit or loss corresponds to subsidiaries that generated taxable income of $14,840, $10,573 and $23,383, for 2023, 2022 and 2021, respectively.

The difference between taxable income and book income is due primarily to the net effect of the gain or loss on inflation recognized for tax purposes, the difference between tax and book amortization and depreciation, non-deductible expenses, as well as certain temporary differences reported in different periods for financial and tax purposes.

Table of Contents	48

Grupo TMM, S.A.B. and Subsidiaries
In accordance with the currently enacted Income Tax Law, the rate for 2021, 2022, 2023, and subsequent years is 30%.

The provision for income tax recognized in the statement of profit or loss for the years ended December 31, 2023, 2022 and 2021, is as follows:

	2023	2022	2021
Income tax	$(4,452)	$(3,172)	$(7,015)
Deferred income tax	24,652	32,763	28,158
Total income tax benefit	$20,200	$29,591	$21,143

The reconciliation between the provision for income tax based on the statutory income tax rate and the provision recorded by the Company at December 31, 2023, 2022 and 2021, is as follows:

	2023	2022	2021
Loss before taxes	$(4,742)	$(28,688)	$(269,197)
Income tax	1,423	8,606	80,759

Increase (decrease) from:
Difference in depreciation and amortization	(20,110)	(46,472)	135,332
Revaluation surplus	(12,639)	(18,051)	(88,112)
Materials and supplies	11,483	3,418	13
Inflationary and currency exchange effects on monetary assets and liabilities, net	(4,562)	15,663	(11,643)
Tax losses amortization	115,461	265,090	60,032
Provisions and allowance for doubtful accounts	(53,185)	(165,542)	(97,628)
Difference between the tax and book value for the sale of assets	-	(7,277)	(35,950)
Difference between the tax and book value for the sale of shares of subsidiaries	(4,931)	-	-
Non-deductible expenses	(12,740)	(25,844)	(21,660)
Income tax benefit	$20,200	$29,591	$21,143

The components of deferred tax liability at December 31, 2023 and 2022, are comprised as follows:

	2023	2022
Tax loss carryforwards	$372,390	$385,936
Inventories and provisions – net	73,788	27,374
Property and equipment and right-of-use asset	(578,654)	(567,902)
Total deferred tax liability	$(132,476)	$(154,592)

Table of Contents	49

Grupo TMM, S.A.B. and Subsidiaries
As of December 31, 2023, the Company’s Management carried out the evaluation of the amount of tax losses that will be recoverable and determined based on projections that the effect of the deferred tax asset determined in the year will be realized at 49.13% based on the information available at the date of issuance of the consolidated financial statements.

Tax loss carryforwards

As of December 31, 2023, Grupo TMM and its subsidiaries, report the following cumulative tax losses, which are restated applying the INPC in accordance with Mexican law.

Year in which the loss was incurred	Amounts	Year of expiration
2014	$134,002	2024
2015	49,872	2025
2016	388,000	2026
2017	143,490	2027
2018	303,391	2028
2019	601,155	2029
2020	471,686	2030
2021	139,790	2031
2022	133,991	2032
2023	161,134	2033
	$2,526,511

21	Segment reporting

The Company as of December 31, 2023, 2022 and 2021 operates in the following segments: i) specialized maritime transportation, ii) maritime infrastructure, iii) logistics, ports and terminals and iv) warehousing. Specialized maritime transportation operations (‘Maritime Division’) include transportation of bulk liquid products, materials and provisions for drilling platforms. (‘Maritime infrastructure’) correspond to revenues for minor and major repairs and maintenance to ships made at the facilities of the Company (shipyard). Logistics, ports and terminals operations (‘Logistics ports and terminals Division’) include the operations of logistics solutions services and container and railcar maintenance and repair services and loading and unloading, storage at maritime port terminals, and shipping agency operations. Warehousing operations (‘Warehousing Division’) include storage and management of the facilities and bonded warehouses.

Table of Contents	50

Grupo TMM, S.A.B. and Subsidiaries
There are no changes in the measuring methods used to calculate the earnings reported for each segment. The information for each operating segment is as follows:

	Maritime division	Maritime infrastructure division	Logistics, ports and terminals division	Warehousing division	Other businesses and shared accounts	Total consolidated
December 31, 2023
Revenue	$795,529	$200,496	$73,115	$149,507	$-	$1,218,647
Costs and expenses	(704,075)	(140,614)	(95,844)	(120,483)	-	(1,061,016)
Corporate expenses	-	-	-	-	(61,605)	(61,605)
Depreciation and amortization	(36,385)	(8,191)	(13,059)	(65,296)	(2,191)	(125,122)
Transportation profit (loss)	$55,069	$51,691	$(35,788)	$(36,272)	$(63,796)	$(29,096)
Costs, expenses and revenue not allocated						44,554
Net income for the year						$15,458

Properties	$156,014	$182,762	$1,284,274	$80,352	$122,730	$1,826,132
Rights of use by segment	-	1,383	49,437	97,131	-	147,951
Other assets by segment	675,684	322,046	153,529	109,183	-	1,260,442
Shared assets	-	-	-	-	32,305	32,305
Total assets	$831,698	$506,191	$1,487,240	$286,666	$155,035	$3,266,830

Total liabilities by operating segment	$422,088	$73,753	$449,429	$311,824	$-	$1,257,094
Shared liabilities	-	-	-	-	35,359	35,359
Total liabilities	$422,088	$73,753	$449,429	$311,824	$35,359	$1,292,453

Total capital expenditures by segment	$124,118	$6,582	$495	$150	$-	$131,345
Shared capital expenditures	-	-	-	-	-	-
Total capital expenditures	$124,118	$6,582	$495	$150	$-	$131,345

December 31, 2022
Revenue	$1,231,101	$118,441	$160,977	$172,537	$-	$1,683,056
Costs and expenses	(1,120,565)	(79,775)	(137,165)	(121,096)	-	(1,458,601)
Corporate expenses	-	-	-	-	(82,047)	(82,047)
Depreciation and amortization	(19,063)	(7,625)	(18,099)	(52,480)	(2,252)	(99,519)
Transportation profit (loss)	$91,473	$31,041	$5,713	$(1,039)	$(84,299)	$42,889
Costs, expenses and revenue not allocated						(41,986)
Net income for the year						$903

Properties	$102,998	$152,036	$1,021,222	$97,063	$117,452	$1,490,771
Rights of use by segment	-	6,917	73,543	188,478	-	268,938
Other assets by segment	752,039	321,594	492,439	174,878	-	1,740,950
Shared assets	-	-	-	-	725	725
Total assets	$855,037	$480,547	$1,587,204	$460,419	$118,177	$3,501,384

Total liabilities by operating segment	$531,477	$88,104	$534,400	$371,097	$-	$1,525,078
Shared liabilities	-	-	-	-	175,282	175,282
Total liabilities	$531,477	$88,104	$534,400	$371,097	$175,282	$1,700,360

Total capital expenditures by segment	$49	$7,997	$148	$17,037	$-	$25,231
Shared capital expenditures	-	-	-	-	-	-
Total capital expenditures	$49	$7,997	$148	$17,037	$-	$25,231

Table of Contents	51

Grupo TMM, S.A.B. and Subsidiaries
	Maritime division	Maritime infrastructure division	Logistics, ports and terminals division	Warehousing division	Other businesses and shared accounts	Total consolidated
December 31, 2021
Revenue	$835,230	$139,226	$223,760	$153,497	$-	$1,351,713
Costs and expenses	(793,982)	(82,563)	(211,860)	(112,989)	-	(1,201,394)
Corporate expenses	-	-	-	-	(73,838)	(73,838)
Depreciation and amortization	(17,580)	(7,978)	(30,721)	(56,478)	(4,445)	(117,202)
Transportation profit (loss)	$23,668	$48,685	$(18,821)	$(15,970)	$(78,283)	$(40,721)
Costs, expenses and revenue not allocated						(207,333)
Net income for the year						$(248,054)

Properties	$108,020	$146,131	$1,017,128	$80,542	$189,117	$1,540,938
Rights of use by segment	-	12,451	38,391	207,386	79,004	337,232
Other assets by segment	669,594	366,064	471,257	326,408	-	1,833,323
Shared assets	-	-	-	-	777	777
Total assets	$777,614	$524,646	$1,526,776	$614,336	$268,898	$3,712,270

Total liabilities by operating segment	$580,455	$129,823	$598,178	$438,572	$-	$1,747,028
Shared liabilities	-	-	-	-	146,144	146,144
Total liabilities	$580,455	$129,823	$598,178	$438,572	$146,144	$1,893,172

Total capital expenditures by segment	$33,869	$29,840	$11,759	$-	$-	$75,468
Shared capital expenditures	-	-	-	-	-	-
Total capital expenditures	$33,869	$29,840	$11,759	$-	$-	$75,468

22	Employee benefits

Expense for employee benefits

The expenses recognized for employee benefits are:

	2023	2022	2021
Salaries and benefits	$264,005	$272,092	$235,345
Pensions – defined benefit plans	10,949	13,224	17,790
	$274,954	$285,316	$253,135

The long-term liabilities recognized for pensions and other employee remunerations in the consolidated statement of financial position are comprised as follows:

	2023	2022
Long-term:
Pensions and seniority premium	$53,714	$69,738
Termination of employment	23,676	14,914
	$77,390	$84,652

Table of Contents	52

Grupo TMM, S.A.B. and Subsidiaries
The short-term liabilities for employee benefits, are included in the line ‘Accounts payable and accrued liabilities’ in the consolidated statements of financial position, which as of December 31, 2023 and 2022, amounted to $3,012 and $5,189, respectively (see Note 15).

Remunerations on the termination of employment

The seniority premiums and the retirement plan (‘pensions’) obligations are based on actuarial calculations using the projected unit credit method. Pension benefits are based mainly on years of service, age, and salary level upon retirement.

The amounts charged to operations include the amortization of the cost of past services over the average time of service remaining. The Company continues with its policy of recognizing actuarial losses and gains for seniority premiums and pensions in the consolidated statement of operations, the actuarial (loss) gain net of taxes for 2023 and 2022 was $5,917 and $21,785, respectively (see Note 16).

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

Table of Contents	53

Grupo TMM, S.A.B. and Subsidiaries
The details of the net cost for the period for seniority premiums and termination of employment, and also the basic actuarial estimates for the calculation of these labor obligations were shown as follows:

	2023		2022
	Pensions and seniority premiums	Termination of employment	Pensions and seniority premiums	Termination of employment
Current service cost	$(10,164)	$13,620	$13,265	$1,383
Interest cost	6,062	1,431	7,538	1,145
Net cost for the period	$(4,102)	$15,051	$20,803	$2,528

At December 31, 2023 and 2022, the reserve for pensions and seniority premiums, and also for the termination of employment, were comprised as follows:

	2023		2022
	Pensions and seniority premiums	Termination of employment	Pensions and seniority premiums	Termination of employment
Defined benefit obligations	$54,204	$23,676	$70,223	$14,914
Assets plan	(490)	-	(485)	-
Total reserve	$53,714	$23,676	$69,738	$14,914

As of December 31, 2023, and 2022, the defined benefit obligations (DBO) for pensions and seniority premiums, and also for the reserve for termination of employment, were comprised as follows:

	2023		2022
	Pensions and seniority premiums	Termination of employment	Pensions and seniority premiums	Termination of employment
DBO at beginning of period	$70,223	$14,914	$87,820	$15,680
Current service cost	(10,164)	13,620	13,265	1,383
Interest cost	6,062	1,431	7,538	1,145
Benefits paid	(1,297)	(310)	(1,338)	(322)
Benefits paid from plan assets	(6,674)	-	(6,674)	(1,497)
Past service cost	(3,946)	(5,979)	(30,388)	(1,475)
DBO at end of period	$54,204	$23,676	$70,223	$14,914

Table of Contents	54

Grupo TMM, S.A.B. and Subsidiaries
The assets plan as of December 31, 2023 and 2022 were comprised as follows:

	2023	2022
Value of the fund at beginning of year	$485	$1,125
Expected return on assets	(39)	(741)
Plan contributions	5,647	8,171
Benefits paid	(5,647)	(8,171)
Interests on assets plan	44	101
Value of the fund at end of year	$490	$485

The changes in the pension plan, seniority premium, and termination of employment plan as of December 31, 2023 and 2022 were as follows:

	2023	2022
Reserve for obligations at the beginning of the period	$84,652	$102,375
Cost for the period	10,949	23,331
Interest income	(44)	(101)
Contributions to the plan	(5,647)	(8,171)
Benefits paid on pension plan	(4,028)	(919)
Miscellaneous	(39)	(741)
Actuarial gain or losses	(8,453)	(31,122)
Reserve for obligations at the end of the period	$77,390	$84,652

The significant actuarial assumptions used for the valuation were:

	2023	2022
Discount rate	10.75%	10.50%
Salary increase rate	4.00%	4.00%
Inflation rate	3.50%	3.50%
Average working life expectancy	14.00	14.30

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

As of December 31, 2023 and 2022, approximately 10% of the Company’s employees work under collective work contracts that are subject to annual salary reviews and biannually for other compensations. As of December 31, 2023, and 2022, Grupo TMM had 720 and 769 employees, respectively.

The significant actuarial assumptions to determine the defined benefits obligation are the discount rate, the salary increase rate, and the average life expectancy. The calculation of the defined benefits obligation is sensitive to these assumptions.

Table of Contents	55

Grupo TMM, S.A.B. and Subsidiaries
The following table summarizes the effects of changes to these actuarial assumptions on the defined benefits obligations at December 31, 2023:

	1.0% increase	1.0% decrease
Discount rate
(Decrease) increase in the defined benefits obligation	(1,269)	1,395

Salary increase rate
Increase (decrease) in the defined benefits obligation	623	(1,053)

	Increase in 1 year	Decrease in ¡ year
Average life expectancies
(Decrease) increase in the defined benefits obligation	(69)	25

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

23	Earnings per share

As of December 31, 2023, 2022 and 2021, income per share was determined based on the weighted average number of shares outstanding during the year. There are no potentially dilutive instruments outstanding, therefore basic and diluted income per share are the same.

24	Fair value measurement

Fair value measures for non-financial assets

The non-financial assets and liabilities measured at fair value in the statement of financial position are grouped into three levels of fair value hierarchy. The three levels are defined based on the observability of relevant data for the measuring, as follows:

•	Level 1: quoted prices (without adjustment) in active markets for identical assets and liabilities.

•	Level 2: data other than the quoted prices included in Level 1 that are observable for the asset and liability, either directly or indirectly;

•	Level 3: non-observable data for the asset or liability.

Table of Contents	56

Grupo TMM, S.A.B. and Subsidiaries
As of December 31, 2023 and 2022 non-financial assets measured at fair value were classified in Level 2 of this hierarchy, as described below:

	2023	2022
Level 2
Buildings	$101,033	$103,815
Lands	1,419,674	1,147,174
	$1,520,707	$1,250,989

As of December 31, 2023 and 2022, fair value of the Company’s properties were estimated based on appraisals performed by independent, professionally qualified property valuers.

The important information and assumptions are prepared in close collaboration with Management. The valuation processes and changes in the fair value are reviewed by the Administration and Finance Department on the financial reporting date. Additional information on fair value measurement is as follows.
Buildings and land (Level 2)

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

As of December 31, 2023, and 2022, the reconciliation between the carrying amounts of non-financial assets classified within Level 2 was as follows:

	2023	2022
Balance as of January 1	$1,250,989	$1,316,264
Amount recognized in other comprehensive income:
Revaluation surplus	-	-
Amount recognized in statements profit or loss:
Loss on the accord and satisfaction	-	(61,973)
	-	(61,973)

Additions and disposals, net	(2,782)	(3,302)
Transfer from available-for-sale assets	272,500	-
Balance as of December 31	$1,520,707	$1,250,989

As of December 31, 2023, and 2022, there were no effects from unrealized gains from fair value measurements.

Table of Contents	57

Grupo TMM, S.A.B. and Subsidiaries
25	Financial instruments risk

Risk management objectives and policies

Grupo TMM is exposed to various risks in relation to financial instruments. The Company’s financial assets and liabilities by category are summarized in Note 13. The main types of risks are market risk, credit risk and liquidity risk.

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

Grupo TMM also faces transactional currency exposure. This exposure derives from sales and acquisitions made in currencies other than Mexican pesos, Grupo TMM’s functional currency. As of December 31, 2023 and 2022, approximately 80% and 75% of Grupo TMM’s sales are denominated in US dollars, respectively while approximately 35% and 40% of the costs and expenses for both years are denominated in US dollars.

As of December 31, 2023 and 2022, the Company held monetary assets and liabilities denominated in foreign currencies other than the Mexican peso, translated at the corresponding interbank exchange rate as related to the Mexican peso, as follows:

	2023		2022
	US dollar	Other currencies	US dollar	Other currencies
Assets	23,356	-	34,219	-
Liabilities	(25,129)	(276)	(28,870)	(40)
	(1,773)	(276)	5,349	(40)

As of August 1, 2024, December 31, 2023 and 2022, the exchange rate was Ps18.5970, Ps16.8935 and Ps19.3615 per US dollar, respectively.

Table of Contents	58

Grupo TMM, S.A.B. and Subsidiaries
Sensitivity analysis

The following table shows for the years ended December 31, 2023 and 2022, the sensitivity in profit or loss related to the financial assets and liabilities of Grupo TMM and the exchange rate; United States dollar (USD) / peso ‘considering that the rest of the conditions remain the same’, assumes a change of +/- 12% for 2023 and +/- 4.91% for 2022 in the peso / USD exchange rate.

This percentage was determined based on the volatility of the average exchange rate market over the past 12 months. The sensitivity analysis is based on financial instruments in foreign currency held by Grupo TMM on the reporting date.

If the peso had strengthened or weakened against the USD by 12% for 2023 and 4.91% for 2022, this would have had the following impact on the monetary position:

	2023		2022
	12% increase in the exchange rate	12% decrease in the exchange rate	4.91% increase in the exchange rate	4.91% decrease in the exchange rate
Assets in US dollars	$47,348	$(47,348)	$34,811	$(34,811)
Assets in other currencies	-	-	-	-
Liabilities in US dollars	(50,943)	50,943	(29,370)	29,370
Liabilities in other currencies	(560)	560	(41)	41
	$(4,155)	$4,155	$5,400	$(5,400)

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

Grupo TMM’s policy is to obtain fixed rated instruments on its loans and, when a loan has a variable interest rate, the Company’s policy is to obtain all needed derivative financial instruments in order to fix this rate. At December 31, 2023, the Company has $71.2 and $3.2 million pesos of debt contracted on fixed and variable rates, respectively. At December 31, 2022, the debt contracted on fixed and variable rates was $57.7 and $9.8 million pesos, respectively.

Sensitivity analysis

The following table illustrates the sensitivity in profit or loss at December 31, 2023 and 2022 to a reasonably possible change in the interest rates of +/- 1% and +/- 1%, respectively. These changes are considered to be reasonably possible based on the current market conditions.

Table of Contents	59

Grupo TMM, S.A.B. and Subsidiaries
The calculations are based on a variance in the average market interest rate for each period and the financial instruments on the reporting date that are sensitive to variances in the interest rates. The rest of the variables remain constant.

	2023		2022
	+1% Variance	-1% Variance	+1% Variance	-1% Variance
Income or loss for the year	$(6,307)	$6,307	$(8,873)	$8,873

The impact shown in the above sensitivity is considered the same both in the results of profit or loss and in stockholders’ equity.

Concentration of risk

For the year ended December 31, 2023, the Company obtained revenues from PEMEX Exploración y Producción, Celanese Operations Mexico and Helmsley Management, representing 38%, 13% and 6%, respectively. None of the remaining customers represents more than 4% of the total revenues.

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

For certain types of services and customers, it is required that they pay in advance the amount corresponding to the services, thus mitigating the credit risk.

Trade accounts receivable consist of a large number of customers in various industries and geographical areas.

Guarantees (collateral)

The Company does not maintain any guarantee on its trade accounts receivable.

Table of Contents	60

Grupo TMM, S.A.B. and Subsidiaries
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

Expected credit loss rates are based on the sales payment profile over the last 48 months prior to December 2023 and 2022, respectively, as well as the corresponding historical credit losses during that period. Historical rates are adjusted to reflect current and future macroeconomic factors that affect the customer’s ability to liquidate the unpaid balance.

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

Pursuant to the foregoing, the expected credit loss for trade accounts receivable as of December 31, 2023 and 2022 was determined as follows:

	Trade accounts receivable days in arrears
	Current	More than 30 days	More than 60 days	More than 90 days	Total
As of December 31, 2023
Expected credit loss rate	0.0%	0.0%	0.0%	13.8%	-
Gross carrying value	$49,544	$8,867	$3,505	$206,684	$268,600
Expected credit losses during the lifetime				28,612	28,612

As of December 31, 2022
Expected credit loss rate	0.0%	0.0%	0.0%	26.3%	-
Gross carrying value	$230,010	$3,522	$36,265	$98,893	$368,690
Expected credit losses during the lifetime				25,975	25,975

Liquidity risk

The goal of Grupo TMM is to maintain a balance between the continuity of loans and flexibility through the use of bank loans and securitizations. As of December 31, 2023, and 2022, 70% and 52%, respectively, of Grupo TMM’s financial liabilities are due within the next 12 months.

Table of Contents	61

Grupo TMM, S.A.B. and Subsidiaries
As of December 31, 2023, and 2022, the financial liabilities and other liabilities of Grupo TMM had contractual maturities (including interest payments as applicable) and were summarized as follows:

	Current		Non-Current
	In 6 months	6 to 12 Months	1 to 4 years	More than 4 Years
At December 31, 2023
Trade payables	$350,653	$-	$-	$-
Accounts payable and accrued expenses	-	340,744	-	-
Related parties	-	147,098	-	-
Leasing liabilities	38,426	28,717	49,573	50,863
Financial debt	9,606	54,533	12,374	-
	$398,685	$571,092	$61,947	$50,863
At December 31, 2022
Trade payables	$437,382	$-	$-	$-
Accounts payable and accrued expenses	-	503,874	-	-
Related parties	-	165,280	-	-
Leasing liabilities	33,569	35,360	167,284	50,862
Financial debt	10,424	24,606	28,535	3,940
	$481,375	$729,120	$195,819	$54,802

The above amounts reflect the contractual cash flows without discount, which may differ from the values registered in the liabilities on the reporting date.

26	Capital management policies and procedures

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

Table of Contents	62

Grupo TMM, S.A.B. and Subsidiaries
As of December 31, 2023, and 2022, the capital management was summarized as follows:

	2023	2022
Stockholders’ equity	$1,974,377	$1,801,024
Cash and cash equivalents	(100,044)	(96,792)
Stockholders’ equity, net	$1,874,333	$1,704,232

Total financial debt	$76,513	$67,505
Leasing liabilities	167,579	287,075
Overall financing	$244,092	$354,580

Capital-to-overall financing ratio	7.69	4.81

27	Contingencies

a)	RPS Claim

On August 7, 2007, Transportación Marítima Mexicana, S.A. de C.V. (‘TMM’) filed a claim for arbitration against Refined Product Services (“RPS”) for US$50 thousand, f(approximately $845) or various expenses incurred by TMM due to the delay of the re-delivery of the tanker vessel Palenque.

On October 19, 2007, RPS filed a countersuit for US$3.0 million, (approximately $50,681) for alleged faults and lack of maintenance involving the tanker vessel Palenque, and also consequential damages for having lost a contract while the vessel was being repaired. The consolidated financial statements did not present any significant claims for payments of loss (RPS) during 2023 and 2022, and up to the authorization date hereof.

The Company’s Management and its legal advisors consider the position against this countersuit is strong, as there are sufficient elements and arguments for defense, also the amount claimed by RPS would appear to be excessive and for non-supported issues.

b)	Tax liabilities determined on TMM

On February 5, 2020, TMM filed a lawsuit against the resolutions that determined several tax credits for alleged omissions of Income Tax and VAT withholdings to foreign residents, corresponding to the 2014 fiscal year, as of the date of the consolidated financial statements, it is still under study.

c)	Motions for Annulment against various tax provisions

During 2017 and 2016, Grupo TMM filed Motions for Annulment with the Federal Court of Administrative Justice against various decisions of the Tax Administration Service (SAT), on the rejection of deductions (tax year 2007), modifications to the Consolidation Regime for controlled companies (tax year 2005), deferred income tax on consolidation (tax year 2010), and the termination of the consolidation regime (tax year 2013). It should be noted that all jurisdictional instances have been resorted to, including the revaluation of the determinants is being considered for a negotiation in favor of the Group’s interests; at the date of the consolidated financial statements it is still under study.

Table of Contents	63

Grupo TMM, S.A.B. and Subsidiaries
d)	Other legal proceedings

The Company is participating in to various other legal proceedings and administrative actions, all of which are of an ordinary or routine nature and incidental to its operations. Although it is impossible to predict the outcome of any legal proceeding, in the opinion of the Company’s Management, such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on the Company’s financial condition, results of operations or liquidity.

e)	Operations with related parties

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

The Company has significant transactions and relations with related parties, for which the Company holds documentation that confirms the terms of these transactions were conducted in 2022 similarly to transactions between unrelated parties. The Company and its subsidiaries are in the process of completing this study for 2023.

f)	Other legislation

Grupo TMM and Subsidiaries are subject to the laws and ordinances of other countries, as well as international regulations governing maritime transportation and the observance of safety and environmental regulations.

28	Subsequent events to the reporting date

No adjusting or significant non-adjusting events have occurred between the 31 December reporting date and the date of authorization.

29	Authorization of the consolidated financial statements

The consolidated financial statements of the Company were authorized by Verónica Tego on August 1, 2024, in her capacity as Director of Administration and Finance, as well as by the Board of Directors on the same date, to be issued and subsequently approved by the General Stockholders’ Meeting, which has the authority to modify the accompanying consolidated financial statements.