Form 20-F
period 2024-12-31
GRUPO TMM SAB
filed 2025-10-23
CIK 1163560

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Convento de Acolman 58-B
Colonia Jardines de Santa Monica,
54050 State of México, Mexico
(Address of principal executive offices)

Verónica Tego Sánchez
(5255) 5629 8866
veronica.tego@tmm.com.mx
Convento de Acolman 58-B
Colonia Jardines de Santa Monica,
54050 State of México, Mexico
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

174,553,127 Shares outstanding as of December 31, 2024.

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

The financial information included in this Annual Report was authorized by the Board of Directors on October 1, 2025.

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

•
U.S. trade changes could lead to potential diplomatic tensions, such as the imposition of new tariffs or protectionist measures that could directly affect logistics costs, the stability of the business environment, and growth projections.

•
Ongoing global tensions, including as the result of wars, armed conflicts, terrorist attacks and pandemics, as well as updates to U.S. executive orders and trade disputes could have a material adverse effect on our business.

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

•
We have to service our debt with revenues generated primarily in U.S. Dollars and payable primarily in pesos at the exchange rate on the payment date. This could adversely affect our ability to service our debt in the event of a devaluation or depreciation in the value of the Mexican peso against the dollar.

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

Although we generated a net profit for the years ended December 31, 2024, 2023 and 2022, respectively, we accumulated losses in each of the years ended December 31, 2021 and 2020, respectively. Our ability to continue as a going concern is subject to our ability to generate sufficient profits and/or obtain necessary funding from outside sources and there can be no assurance that we will continue to be able to generate such profits or obtain such funding.

If the time charter arrangements for the vessels we operate are terminated or expire, our business could be adversely affected.

As of the date of this Annual Report, we operate five offshore vessels on time charter to Petróleos Mexicanos, the national oil company of Mexico (“PEMEX”), as well as a chemical tanker, a tanker, and a liquified petroleum gas tanker to third parties. In the event that these time charter agreements are terminated or expire without being renewed, we will be required to seek new bareboat or time charter agreements for these vessels. We cannot be sure that the vessels under our bareboat or time charters will be available following termination or expiration, or that such bareboat or time charter rates in effect at the time of such termination or expiration will be the same or comparable to those in effect under the existing time charters or in the present market. In the event that bareboat or time charters are not available on terms acceptable to us, we may operate those vessels in the spot market. Because charter rates in the spot market are subject to greater fluctuation than longer term bareboat or time charter rates, any failure to maintain existing, or enter into comparable, charter agreements could adversely affect our operating results.

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

Grupo TMM and certain third parties have invested in subsidiaries with joint ventures. Grupo TMM may enter into more contracts of this kind in the future. The business partners of Grupo TMM in these subsidiaries may, at any moment, from an economic stand point, have economic, commercial, and legal interests, or objectives that adjust to our interests or to those of the entity in which they have invested with us. Additionally, the dividends that are distributed from the subsidiaries that Grupo TMM does not fully own, will be distributed according to the subsidiaries’ ownership interests. For these and other reasons, the controversies or conflicts with the business partners with whom Grupo TMM has a strategic alliance or a relationship, may negatively affect its capacity to conduct its businesses and to receive distributions from the subsidiaries and obtain a profit from its investments.

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

Our maritime operations provide transportation services for petrochemical products and refined clean and dirty petroleum products, respectively. See Item 4. “Information on the Company - Business Overview - Maritime Operations.” Under the United States Oil Pollution Act of 1990 (“OPA” or “OPA 90”), responsible parties, including ship owners and operators, are subject to various requirements and could be exposed to substantial liability, and in some cases unlimited liability, for removal costs and damages, including natural resource damages and a variety of other public and private damages resulting from the discharge of oil, petroleum or related substances into the waters of the United States. In some jurisdictions, including the United States, claims for spill clean-up or removal costs and damages would enable claimants to immediately seize the ships of the owning and operating company and sell them in satisfaction of a final judgment. The existence of comparable statutes enacted by individual states of the United States, but requiring different measures of compliance and liability, creates the potential for similar claims being brought in the United States under state law. In addition, several other countries have adopted international conventions that impose liability for the discharge of pollutants similar to OPA. If a spill were to occur in the course of operation of one of our vessels carrying petroleum products, and such spill affected the waters of the United States or another country that had enacted legislation similar to OPA, we could be exposed to substantial or unlimited liability. Additionally, our vessels carry fuels that, if spilled, under certain conditions, could cause pollution and result in substantial claims against us, including claims under international laws and conventions, OPA and other U.S. federal, state and local laws. Further, under OPA and similar international laws and conventions, we are required to satisfy insurance and financial responsibility requirements for potential oil spills and other pollution incidents. Penalties for failure to maintain the financial responsibility requirements can be significant and can include the seizure of the vessel.

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

As of March 31, 2025, we had 764 employees, of whom approximately 5.4% were unionized. The compensation terms of the labor agreement with these employees are subject to renegotiation on an annual basis and all other terms are renegotiated every two years. If we are not able to negotiate these provisions favorably, strikes, boycotts or other disruptions could occur, and these potential disruptions could have a material adverse effect on our financial condition and results of operations and on our ability to meet our payment obligations under our financing arrangements.

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

Changes in U.S. trade policies could lead to potential diplomatic tensions, such as the imposition of new tariffs or protectionist measures that could directly affect logistics costs, the stability of the business environment and growth projections.

The reelection of President Donald Trump in 2024 and his protectionist policies have generated trade tensions that have directly impacted maritime logistics in Mexico. The imposition of tariffs on Mexican products has reduced trade flows to the United States, the country’s main trading partner, leading to a drop in demand for logistics and port services. This has affected the liquidity of companies in the maritime sector, especially those linked to automotive, manufacturing and agro-industrial exports. Furthermore, exchange rate volatility has made imported supplies (such as steel, fuel and spare parts) more expensive, which may have a material adverse effect on our business, financial condition, liquidity and results of operations.

Ongoing global tensions, including as the result of wars, armed conflicts, terrorist attacks or pandemics, as well as updates to U.S. executive orders and trade disputes, could have a material adverse effect on our business.

Ongoing global tensions, including those relating to Russia, Ukraine, the Middle East, North Korea, Venezuela, Libya and various other African countries, pandemic outbreaks, trade disputes between the United States, China, and various other countries, as well as terrorist attacks in various locations and related unrest, have increased worldwide political and economic instability and depressed economic activity in the United States and globally, including the Mexican economy.

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

One of the external risks identified stems from potential changes to executive orders issued by the United States government, particularly those related to foreign trade, transportation, border security, and energy. These updates may generate regulatory uncertainty, modify operating and logistical conditions, or impose new restrictions that directly affect our operations, supply chains, or logistics costs. Given our high economic and trade dependence on the United States, these types of executive orders could have a significant impact on business continuity and medium-term strategic planning.

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

Our financial statements are prepared in accordance with IFRS. IFRS differs from U.S. GAAP in certain significant respects, including, among others, the recognition of revaluation of the property, the classification of minority interest in accordance with net identifiable assets, the nonrecognition of deferred employees’ profit sharing, consolidation of subsidiaries, the acquisition of shares of subsidiaries from minority stockholders and the determination of deferred income taxes. For this and other reasons, the presentation of financial statements and reported earnings prepared in accordance with IFRS may differ in significant respects from the presentation of financial statements and reported earnings prepared in accordance with U.S. GAAP.

Risks Relating to our Indebtedness

Our substantial indebtedness could adversely affect our financial condition and impair our ability to operate our business, and we may not be able to pay the interest on and principal amount of our indebtedness.

As of March 31, 2025, Grupo TMM’s total debt amounted to $[1,502.0] million, which includes $[1,244.9] million of bank debt owed to various banks, $[15.3] million owed to non-institutional lenders, $[159.5] million of related parties, and $[82.3] million of liabilities associated with our long-term leases. Of this debt, $[336.8] million is short-term debt, and $[1,165.2] million is long-term debt.

Under IFRS, transaction costs in connection with financings are required to be recorded as a part of debt as a part of the amortized cost.

As of December 31, 2024, our total debt amounted to $[717.9] million, which includes $[461.5] million of bank debt owed to various banks, $[15.6] million owed to non-institutional lenders, $[158.2] million of related parties, and $[82.6] million of liabilities associated with our long-term leases, primarily for warehouses used in our warehousing operations. Of this debt, $[283.0] million is short-term debt, and $[434.9] million is long-term debt.

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

•	increasing our vulnerability to a downturn in economic or industry conditions;

•	exposing us to risks inherent in interest rate fluctuations because future borrowings may be at interest rates that are higher than current rates, which could result in higher interest expenses;

•	limiting our flexibility in planning for, or reacting to, competitive and other changes in our business;

•	placing us at a disadvantage compared to our competitors that have less debt and greater operational and financial flexibility than we do;

•	limiting our ability to engage in activities that may be in our long-term best interest; and

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

Grupo TMM is primarily a holding company and conducts the majority of its operations, and holds a substantial portion of its operating assets, through direct and indirect subsidiaries. As a result, Grupo TMM relies on income from dividends and fees related to administrative services provided to its operating subsidiaries for its operating income, including the funds necessary to service its indebtedness.

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

We have to service our debt with revenues generated primarily in U.S. dollars, and payable primarily in pesos at the exchange rate on the payment date. This could adversely affect our ability to service our debt in the event of a devaluation or depreciation in the value of the Mexican peso against the dollar.

As of March 31, 2025, approximately 24.2% of our debt was denominated in U.S. Dollars. A revaluation or appreciation in the value of the Mexican peso, compared to the dollar, could adversely affect our ability to service our debt. At the end of 2024, the Mexican peso depreciated 19.9% against the U.S. Dollar. From January 1, 2025 through March 31, 2025, the Mexican peso has appreciated 0.9% against the U.S. Dollar.

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

Mexico has historically experienced uneven periods of economic growth. Mexico’s gross domestic product (“GDP”) increased 6.0%, 3.7%, 3.3% and 1.5% in 2021, 2022, 2023 and 2024, respectively. For the year 2025, the Bank of Mexico, through its Mexico Consensus Board1 survey, estimates that Mexico’s GDP will grow by approximately 0.5%, while inflation is expected to be 3.7%. We cannot assure you that these estimates will prove to be accurate. The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Accordingly, Mexican governmental actions concerning the economy and state-owned enterprises could have a significant impact on Mexican private sector entities in general and on us in particular, as well as on market conditions, prices and returns on Mexican securities, including our securities.

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

Interest rates in Mexico, while decreasing compared to recent years, are currently above the highs experienced in recent years, Mexico historically has had, and may again have, high real and nominal interest rates. The Mexican government’s 28-day interbank equilibrium interest rates (“TIIE”) averaged 5.71%, 4.63%, 7.91%, 11.40% and 11.10% in 2020, 2021, 2022, 2023 and 2024, respectively, and for the three-month period ended March 31, 2025, it averaged 9.98%. To the extent our debt is incurred in Mexican Pesos at interest rates linked to the TIIE or any other Mexican interest rate index, any increase in such rates will increase our financing costs.

1 The Banco de México Survey is comprised of 42 economic analysis and consulting groups from the domestic and foreign private sector.
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

2020	3.15%
2021	7.36%
2022	7.82%
2023	4.66%
2024	4.21%
2025 (annualized as of March)	3.80%

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

The year 2024 was marked by significant changes in political leadership in both the United States and Mexico, with the election of new presidents in both countries. These changes in government could generate uncertainty in various areas, especially in the economy, foreign policy, and bilateral relations. The decisions made by the new administrations could impact key aspects such as trade, investment, and security cooperation. Furthermore, the transition of power entails adjustments in public policies, which can generate both positive expectations and concerns among different sectors. In this context, markets and society are closely monitoring the evolution of these changes and their effects on regional stability. The presidency is now held by Dr. Claudia Sheinbaum Pardo (2024-2030), a member of the left-wing National Regeneration Movement (MORENA) party. Since taking office in October 2024, she has implemented and proposed significant changes in the energy sector, with a focus on strengthening state control, promoting the transition to clean energy, and guaranteeing the country's energy sovereignty.

Currently, MORENA has a majority in both chambers of the Mexican Congress, giving it considerable power to pass new legislation or modify or terminate existing legislation, including potential modifications to the Mexican Constitution that could increase political uncertainty. In October 2024, President Claudia Sheinbaum enacted a constitutional amendment related to energy reform, modifying Articles 25, 27, and 28 of Mexico’s Constitution, restoring CFE and Pemex to their status as state-owned enterprises. This means that the state seeks to guarantee the generation of at least 54% of the electricity needed by the market, over private companies, which have focused on renewable energy and natural gas. We cannot provide any assurances that potential political and economic developments in Mexico, over which we have no control, will not have an adverse effect on our business, financial condition or results from operations.

Mexico’s daily oil production statistics indicate that, throughout 2024, Pemex’s production decreased by 6.2% and by March 2025, it had decreased by 8.2%. With these figures, Pemex's production registered its largest annual decline since 2019. This trend could continue in the near future. During the same periods, gasoline and diesel imports for domestic consumption decreased by 10.8% and 26.7%, respectively, currently representing 44.2% of national consumption. This trend is toward a decrease in dependence on gasoline and diesel imports, attributed to efforts to increase domestic production and improve refining capacity. However, complete self-sufficiency has not yet been achieved, and Mexico continues to rely partially on imports to meet its domestic fuel demand.

Experts have concluded that if the Mexican government does not provide economic certainty to promote private investment in the energy sector or fails to make further investments to increase PEMEX’s technological capabilities, Mexico’s oil production may drop considerably, weakening the financial position of the Mexican government.

Finally, the Mexican economy has suffered balance of payment deficits and shortages in foreign exchange reserves in the past, and we cannot assure you that these deficits and shortages will not occur in the future.

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

Just like in Mexico, the presidential election of the United States of America was held in 2024, with former President Donald J. Trump and Kamala Harris as the leading contenders. President Trump was ultimately elected to a second term. The Trump administration has signed a series of executive orders affecting various trade agreements by imposing border taxes, higher tariffs or other measures which would increase the price of goods imported into the United States, particularly from Mexico. Future decisions by the current U.S. administration, including with respect to U.S. laws and policies governing foreign trade and foreign trade relations, could have a negative impact on the Mexican economy by reducing the level of commercial activity between Mexico and the United States or effecting a slowdown in direct U.S. foreign investment in Mexico, which could adversely affect our business and our results of operations.

In November 2018, the United States, Mexico and Canada signed the USMCA, which replaced NAFTA. The United States, Mexico and Canada ratified the USMCA on January 29, 2020, June 19, 2020 and March 13, 2020, respectively. As a result, the USMCA took effect on July 1, 2020. In addition, the United States has imposed tariffs affecting certain sections of the USMCA. We cannot predict the impact that the USMCA and the new tariffs imposed by the United States will have on our industry or the changes to international trade that may result, and consequently, we cannot predict what effect this will have on our business and our results of operations. If the United States withdraws from or makes material changes to the USMCA or other international trade agreements to which it is a party, trade barriers and other costs associated with trade between the United States and Mexico may increase, which could have a material adverse effect on our business, financial condition and results of operations.

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

As of the date of this Annual Report, prices have decreased by an average of 4.4% compared to 2024. If oil and natural gas prices decline from current levels for a sustained period, oil and gas exploration and production companies are likely to cancel or curtail their drilling programs and lower production spending on existing wells, thereby reducing demand for our services.

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

	Spot price of Mexican crude oil
Year Ended December 31,	High(1)	Low(1)	Average(1)	End of Year(2)
2020	59.35	(2.37)	35.86	47.16
2021	79.22	47.12	64.84	71.29
2022	119.62	60.42	89.39	69.71
2023	89.43	57.12	71.16	67.65
2024	80.17	57.07	70.66	66.70

Grupo TMM, S.A.B. and Subsidiaries

	Spot price of Mexican crude oil
Year 2025	High(3)	Low(3)	Average(3)	End of Year(4)
January	74.20	67.82	70.51	68.69
February	69.36	64.90	67.27	65.03
March	67.03	62.87	64.86	66.72
April(5)	68.59	55.79	59.93	55.79

(1)	The highest, lowest and average spot price of Mexican crude oil in U.S. dollars reported by Banco de México during the relevant year.
(2)	The spot price on the last day of each relevant year.
(3)	The highest, lowest and average spot price in the relevant month.
(4)	The spot price on the last day of each relevant month.
(5)	As of April 30, 2025.

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

As discussed in Item 15 “Controls and Procedures,” based on a review of our internal controls over financial reporting, our management has identified certain material weaknesses in our internal control over financial reporting as of December 31, 2024. Due to these material weaknesses, our management concluded that our internal control over financial reporting was not effective as of December 31, 2024. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected and corrected on a timely basis. For a summary of the material weaknesses identified and the measures that we have taken and are taking to remediate, see “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.”

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

Today, we are a fixed capital corporation listed on the Mexican Stock Exchange (Bolsa Mexicana de Valores) incorporated under the Ley General de Sociedades Mercantiles for a term of 99 years. We are headquartered at Convento de Acolman 58-B, Colonia Jardines de Santa Mónica 54050, State of México, México, and our telephone number is +52-55-5629-8866. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, such as Grupo TMM, at http://www.sec.gov. Grupo TMM’s Internet website address is www.tmm.com.mx. The information on Grupo TMM’s website is not incorporated into this Annual Report.

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

Maritime Operations. Our Maritime Operations division provides maritime transportation services, including the operation of offshore vessels that provide transportation and other services to the Mexican offshore oil industry, tankers that transport petroleum products within Mexican and international waters, parcel tankers that transport liquid chemical between the United States and Mexico. As of March 31, 2025, we operate a fleet of eight vessels, including one parcel tanker, one tanker, one LPG vessel and a five offshore supply vessels. This business unit also provides maritime agency services to ship owners and operators of Mexico’s main ports.

Maritime infrastructure operations. We operate a shipyard with integrated services based in the port of Tampico, Mexico through our subsidiary, Inmobiliaria Dos Naciones, S.R.L. de C.V. (“IDN”). IDN is located near offshore oil and gas facilities and key commercial routes between the Southeastern United States and Mexico. As of March 31, 2025, IDN provides ship repair services and has two floating docks, the first with a capacity of 3,000 metric tons and the second with a capacity of 6,600 metric tons, which was commissioned in January of this year. IDN services more than 30 vessels per year and provides us with the necessary capabilities to build additional naval vessels.

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

Warehousing Operations. Through our subsidiary, Almacenadora de Depósito Moderno, S.A. de C.V. Auxiliary Credit Organization (“ADEMSA”), we provide warehousing and bonded warehousing facility management services. ADEMSA currently operates over 71,637 square meters of warehousing space throughout Mexico, including 36,610 square meters of direct warehouse space (the largest of which is located in northern Mexico City). Due to its regulated nature, ADEMSA is one of a limited number of warehousing companies authorized by the Mexican government to provide bonded warehousing services and to issue negotiable certificates of deposit.

Set forth below are our total revenues over the last three fiscal years for each of our business segments:

	Consolidated Transportation Revenues (in millions of Pesos) for the Years Ended December 31,
	2024	2023	2022
Maritime Operations	$1,283.0	$795.5	$1,231.1
Maritime infrastructure operations	262.2	200.5	118.5
Ports, terminals and logistics Operations	61.9	73.1	161.0
Warehousing Operations	146.4	149.5	172.5
Total	$1,753.5	$1,218.6	$1,683.1

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

Digitalization Strategy

Our cloud computing strategy has proven fundamental to our financial approach, enabling us to optimize resources and improve operational efficiency. We have also prioritized cybersecurity by implementing robust measures to protect our data and systems. Furthermore, we recognize the importance of keeping our IT staff continuously up-to-date on new technologies, ensuring we are prepared to tackle emerging challenges in today’s technological environment.

Several platforms have seen continuous improvements since their implementation, such as ARCADIA v2.0 CRM (Customer Relationship Management) system, which has been increasingly used by more employees within the Company to facilitate and optimize business relationships.

Also noteworthy is the Apolo 2024 (HelpDesk) system, which allows for more precise control over technical support and infrastructure reports, from opening to resolution. This system integrates technical support statistics, business segment information, and a dynamic dashboard added in 2024, summarizing the activities performed.

The ADIRAN system (Yard and Container Terminal Management) is currently undergoing functional testing for Phase 1, with a view to implementation in the first half of 2025. This update will replace eight servers, three applications and database managers, all of which have been in operation for more than 16 years.

Regarding internal training, we have TALENTUM, our online training, coaching and assessment platform, which is focused on the continuous online training, skills development, and competency assessment. During 2025, this platform will continue to evolve with the integration of new content and topics relevant to the Group’s operations.

We are currently in the testing phase of the DOMUS system, designed for Human Resources management. This system will allow for the efficient management and storage of digital documents, as well as the personal, work and historical data of each employee. It will also facilitate interconnection with other platforms with the requirements established in the Mexican Official Standard NOM-035.

Two additional systems will be implemented during the first half of 2025. The first is SYRIUS, a platform that will allow the monthly recording of activities and services performed by Group TMM’s vessels. This system defines the rates established by contract with clients, and based on this information, automatic estimates are generated for the amounts per item and total. In addition, SYRIUS will track invoices issued in SAP, including payment records, which will contribute to better management of the operation.

The second system to be implemented in 2025 is a Document Management System, designed to enable the efficient management of documents generated by the various areas of Grupo TMM. This platform will provide tools for managing catalogs, controlling files, and ensuring proper categorization by area. It will also allow for assigning document issuance managers, generating automated email reminders for follow-up on requests, and managing expiration and renewal dates and completing tasks in a timely manner.

We have increased the number of interfaces that enable the information exchange between current and legacy systems used internally to systematize processes previously managed in spreadsheets or word processors, thereby avoiding and minimizing rework, data entry errors and information loss.

From an infrastructure perspective, servers requiring updates continue to be migrated to virtualized environments, which has reduced costs, increased operational agility, and improved flexibility to distribute workloads across systems.

On a financial level, we continue to operate with our enterprise resource planning (“ERP”) SAP S/4HANA systems. We have considered the option to migrate to ERP Microsoft Dynamics 365; however, this transition would require significant financial resources and an estimated implementation period of approximately nine months. While this migration could result in significant operational cost savings related to the ERP systems in a few years, it is also a fact that we have not yet secured a special budget to cover the expenses for licenses, implementation, go-live, maintenance, and operational continuity, which represent substantial initial outlays.

During 2025, additional technological alternatives to the Microsoft Dynamics 365 ERP are being explored, which could represent a lower investment and operating cost while maintaining the required functionality and scalability.

New Mexico City Airport Bonded Warehouse - AIFA

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

National Storage Operations

As a result of the sale of TMM Almacenadora S.A.P.I. de C.V, the existing national warehousing operations have been transferred to Saricogui Logística SAPI de CV, a wholly-owned subsidiary of Grupo TMM.

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

New “Loderos” Vessels

At the end of 2023, the company was awarded two three-year contracts for the operation of two specialized vessels called “Loderos,” or mud vessels, designed and converted by the technical team of the Maritime Operations Division, and which began operations during the first quarter of 2024. In January 2025, these vessels were acquired through financing provided by Inbursa for $40.5 million at an annual rate of SOFR + 5%, with semiannual payments of principal and interest. Currently, the Company operates a fleet of five such vessels of this type.

New Floating Dock

In January 2025, a newly built floating dock was added to the Maritime Infrastructure Division’s fleet. It was acquired through financing provided by Bancomext for $16.8 million, equivalent to approximately 85% of its value at a SOFR + 2.35% rate with quarterly principal and interest payments. The floating dock will allow us to service vessels of up to 6,000 lifting tons, accessing a 94% market share.

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

Refinancing of Certain Credit Lines

During 2021, 2022 and 2023, we refinanced certain of our outstanding credit lines, extending their maturity dates to provide additional support as we continued to navigate disruptions to international trade and demand for our services resulting from the COVID-19 pandemic.

Charter of Specialized “Mud Vessels”

In August 2021, PEMEX awarded us a three-year contract to operate three specialized vessels, known as “mud vessels,” for use in the generation, transportation, conditioning and recovery of fluids during the drilling, completion and repair of offshore oil wells, which are currently undergoing renovation. At the end of August 2022, the Company secured the addition of a fourth mud vessel for one year, as part of the aforementioned contracts. In May 2024, the contracts for the three mud vessels were renewed for a period of 3.5 years.

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

RTG Crane Acquisition

In June 2019, we entered into a financing agreement with PNC Bank, N.A., guaranteed by EXIM Bank, to acquire a rubber tyred gantry (“RTG”) crane to replace the crane used in our automotive sector operations at Aguascalientes. Pursuant to the agreement, the Company received loan proceeds in the amount of US$860 thousand (approximately 85% of the purchase price of the crane), at a fixed rate of 4.40% per annum, with semiannual payments of principal and interest, maturing in July 2024, and settled on July 15, 2024. See Note 13.1 of the accompanying Audited Consolidated Financial Statements.

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

The Mexican Market

Since TMM’s formation in 1958, the growth and diversification of the Mexican economy have largely driven our growth. Following the enactment of NAFTA, which became effective January 1, 1994, trade with and investment in the Mexican economy has significantly increased, resulting in greater traffic along the North-South cross-border trade routes that extend from Canada to the United States and Mexico. The USMCA, the successor to NAFTA, entered into force on July 1, 2020. Although the USMCA aims to support mutually beneficial trade and robust economic growth among parties, we cannot predict the changes the agreement may have or the impact the USMCA will have on the Mexican economy or our results of operations given the recent changes in leadership and policies in member countries. The following table illustrates the growth of the foreign trade segment of the Mexican economy over the last three years:

	Foreign Trade 2022-2024(a)
	As of December 31, (in millions of Dollars)
	2024	2023	2022
Total Exports	$617,100	$593,005	$578,193
Total Imports	$625,312	$598,475	$604,615
Total Trade Flows	$1,242,411	$1,191,481	$1,182,808
Growth Rate—Exports	4.1%	2.6%	16.9%
Growth Rate—Imports	4.5%	(1.0)%	19.6%
Growth Rate—Total	4.3%	0.7%	18.2%
Growth Rate—GDP(b)	1.5%	3.3%	3.7%

(a)	The figures include the in-bound (maquiladora) industry.
(b)	The methodology for calculating Growth Rate-GDP was modified by theInstituto Nacional de Estadistica, Geografia e Informatica (INEGI) and is based on 2018 prices.
Source: Instituto Nacional de Estadistica, Geografia e Informatica (INEGI).

Business Strategy

The Company’s strategy is to focus on strengthening businesses related to the maritime and logistics sectors, as well as maintaining efficient and profitable operations. As part of our ongoing efforts to achieve the Company’s goals, throughout the past five years we have accomplished the following:

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

•
We increased the number of ships for our Offshore Maritime Sector related businesses through the addition of five specialized vessels under a time charter contract with PEMEX. These vessels, known as “mud vessels”, are used in the generation, transportation, conditioning and recovery of fluids during the drilling, completion and repair of offshore oil wells. Additionally, two of the mud vessels were acquired in January 2025 through financing provided by Inbursa for $40.5 million at an annual rate of SOFR + 5%, with semiannual payments of principal and interest. These vessels were registered in Mexico and renamed TMM Alfa (formerly Auora Pearl) and TMM Gamma (formerly World Peridot).

•	We diversify our customer portfolio by operating tankers and LPG vessels for third-party customers.

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

•
At the end of 2024, we renewed our assets in the Maritime Infrastructure business by replacing the ARD-10 floating dock, which had reached its useful life, with a newly built one, allowing us to increase current capacity and access a 94% market share. This new floating dock was acquired through financing provided by Bancomext for $16.8 million, equivalent to approximately 85% of its value at a SOFR + 2.35% rate with quarterly payments of principal and interest. As part of our strategy to maintain efficient and profitable operations, in late 2023 and early 2024, the Company decided to close its container maintenance and repair operations in Ensenada, Altamira, Manzanillo, Pantaco, and Veracruz, leaving only the town of Aguascalientes.

Our business strategy is focused on the following:

•	Strengthen our business related to the Maritime and Logistics Sectors;

•	Increasing the installed capacity in our Maritime Infrastructure operations;

•	Maintaining efficient and profitable operations in Ports and Terminals, Logistics and Storage;

•	Diversification and expansion of services;

•	Business development with the assets strategically located in Tuxpan, Veracruz; and

•	Disciplined and continuous control of expenses.

We expect to fulfill all of the above mentioned objectives through a series of financial and commercial strategies that are described in full detail in Item 5. “Operating and Financial Review and Prospects”.

Certain Competitive Advantages

We believe that we benefit from the following competitive advantages:

•	We are one of the largest and leading Mexican owned and operated maritime and logistics companies in Mexico.

•	We have extensive and proven experience in ports, terminals and integrated services, such as yards operations, vessels and intermodal equipment maintenance, repair and warehousing in Mexico.

•	We have a demonstrated ability to contract vessels with limited disruptions.

•	The Mexican Navigation and Maritime Trade Law requires that Mexican flag carriers receive preferential treatment.

•	We are poised to capitalize on future growth in the Mexican energy sector.

•	We are certified by the Institute of International Container Lessors (“IICL”) for our maintenance and repair of containers.

•	Our operations in Tuxpan, Veracruz are in a prime location to capitalize on the growth of trade via the Gulf of Mexico.

Maritime Operations

Our Maritime Operations include: (a) supply and logistics services for the offshore oil industry at facilities in the Gulf of Mexico and between ports and/or to and from oil platforms; (b) parcel tankers, for the transportation and loading of liquid chemical products between ports in Mexico and the United States; (c) tankers for the transportation of oil and gas products in Mexican and international waters; and (d) port agency services in the country’s main ports for both cargo vessels and cruise ships. This segment represented 73% of consolidated revenues for the year 2024, 65.3% for the year 2023, and 73.2% for the year 2022.

Fleet Management

As of March 31, 2025, we operated a fleet of eight vessels comprised of one parcel tanker, one tanker, one LPG vessel, and five offshore vessels. It is worth mentioning that until August 2022, we operated, commercialized and managed 24 vessels owned by TMMDM (23 supply vessels, 1 tanker), through a Maritime Services Agreement, which was terminated by both parties last August 2022. Under such agreement, TMMDM was required to pay a fee based on the income based on the shipping revenues. TMMDM has since changed its name to Marítima del Golfo de México y Subsidiarias para el Petróleo, SA de CV.

The table below sets forth information as of March 31, 2025, about the fleet we operate by type, size and capacities:

Vessel Type	Number of Vessels	Total Dead Weight Tons (in thousands)	Total Cubic Meter Capacity (in thousands)	BHP(*)
Offshore vessels	5	**	**	7,684
Parcel tankers	1	14.0	13.8	**
Tankers	1	37.5	41.8	**
LPG vessels	1	29.5	38.0	**
Total	8	81.0	93.6	—

*	Average Brake Horse Power.
**	Not applicable.

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

During 2021, PEMEX conduced a public tender through which we were awarded three long-term charter contracts for the mud vessels Redfish 4, Beluga 2 and Go Canopus, each of which commenced operations in July 2021 for a period of three years and each of which was renewed in 2024 for a period of 3.5 years. At the end of 2023, we were awarded through public tender for two new mud vessels (TMM Alfa and TMM Gamma), which began operations in February and March 2024, respectively.

Set forth below is information regarding the offshore vessels fleet as of March 31, 2025:

Vessel	Year	Flag	DWT(1)	LOA(2) (m)(3)	Beam (m)	BHP	Charterer(s)
+ Redfish 4	2012	Mexico	2,435	67.40	16.00	8,000	PEMEX
+ Beluga 2	2012	Mexico	2,436	67.40	16.00	7,369	PEMEX
+ Go Canopus	2009	Mexico	2,278	67.00	16.00	10,876	PEMEX
TMM Alpha	2013	Mexico	3,514	80.3	16.20	6,193	PEMEX
TMM Gamma	2013	Mexico	3,514	80.3	16.20	6,193	PEMEX

(1)	Dead weight tons.
(2)	Overall length.
(3)	Meters.
+ Chartered vessel.

Product Tankers

Since 1992, we have provided product tanker chartering services to PEMEX and its subsidiaries for the transportation of clean and dirty petroleum products from refineries to various Mexican ports. During 2023, we operated the Kinaros tanker, which ended its contract in December 2023, and in 2024, we continue to operate the Steel vessel, which has under a time charter contract with the company CFEnergía for cabotage fuel oil transportation between the ports of Coatzacoalcos and Tuxpan.

Vessel	Year	Flag	Length (m)(1)	Beam (m)	Draft (,)	DWT(2)	Total M3 Capacity
Steel	2008	Marshall Islands	184.32	27.4	17.22	37,538	41,822.48

(1)	Meters.
(2)	Dead weight tons.

Parcel Tankers

Our Parcel Tanker business operates between Mexican and American ports in the Gulf of Mexico, transporting chemicals, vegetable and animal oils and molasses. The majority of the transported cargo is under contracts of affreightment (“COAs”) in which the customers commit the carriage of their cargo over a fixed period of time on multiple voyages, with a minimum and a maximum cargo tonnage at a fixed price. The vessel operator is responsible for the vessel, the fuel and the port expenses. Currently, our parcel tanker fleet is comprised of one chartered vessel. We transported 372,000 tons of chemical products in our parcel tankers during 2024, 361,000 tons during 2023, and 531,000 tons during 2022. Our primary customers for our parcel tanker services include major oil and chemical companies.

Set forth below is information regarding our parcel tanker as of March 31, 2025:

Vessel	Year	Flag	Length (m)(1)	Beam (m)	Draft (m)	DWT(2)	Capacity M3 Total
Andino Alpha	2002	Cyprus	134.16	20.5	11.6	14,045	13,854.88

(1)	Meters.
(2)	Dead weight tons.

Gas Tankers

In June 2024, a contract was signed with one of PEMEX’s subsidiaries to transport propane gas in the Gulf of Mexico.

Set forth below is information regarding our parcel tanker as of March 31, 2025:

Vessel	Year	Flag	Length (m)(1)	Beam (m)	Draft (m)	DWT(2)	Capacity M3 Total
Kapellen	2018	Belgium	180	29.43	18	29,589	38,082.89

(1)	Meters.
(2)	Dead weight tons.

Bulk Carrier

In August 2017, we commenced transporting unpackaged general commodities such as steel between South America, the Caribbean and Mexico in specialized ships called bulk carrier vessels. Our bulk carrier services typically involve the hiring of a bulk carrier vessel approximately once per month. On December 31, 2022, we concluded this service.

Maritime Agency Services

We work as representatives of shipowners through our agencies and subagents in the principal ports of Mexico, including the ports of Veracruz, Coatzacoalcos, Ciudad del Carmen, Dos Bocas, Tuxpan, Puerto Vallarta and Zihuatanejo. Our agencies that provide services to vessel owners and operators in Mexican ports include: (i) port agent services, including the preparation of the necessary documentation with the port authorities for the clearance of vessels; (ii) security agent services, which supports the rotation of crew members and the provision of spare parts; (iii) multimodal cargo and supervision; (iv) vessel provisioning services, which include the procurement of food, water and supplies and (v) fueling services, which include the coordination of fuel delivery services. Our shipping agencies also provide shipping agency services to other major ports through agreements with local agents.

Customers and Contractual Arrangements

The primary purchasers of our Maritime Operations services are multi-national oil, gas and chemical companies. These services are generally contracted on a short-term or long-term time charter basis, voyage charters, COAs or other transportation agreements tailored to the shipper’s requirements. In 2024, our four largest customers accounted for approximately 99.9% and 73.1% of Maritime Operations revenues and consolidated revenues, respectively. The loss of one or more of our customers could have a material adverse effect on our Maritime Operations Division’s results of operations.

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

Maritime Infrastructure Operations

The Company has a concession to operate a shipyard in the port of Tampico, Mexico. The shipyard is strategically located on the Gulf of Mexico, in close proximity to offshore oil and gas facilities and other key trade routes between the southeastern United States and Mexico. The shipyard provides repair services over 30 vessels per year. In addition, to better capitalize on the opportunities created by new entrants in the Mexican market, a new 6,600-metric-ton floating dock was acquired in December 2024, expanding our capabilities to serve customers with larger vessels and accessing a 94% market share, increasing the Company’s revenue.

Ports, Terminals and Logistics Operations

This Division is responsible for logistic solutions services, as well as container and rail car maintenance and repair, loading, unloading and storage services for goods in land and sea terminals. This segment represents 3.5%, 6.0% and 11.8% of consolidated revenues for the years 2024, 2023 and 2022, respectively.

 Tuxpan

Since 1999, through our subsidiary Operadora Portuaria de Tuxpan, S.A. de C.V. (“OPT”), we have held a permit to provide general cargo operations at the public berths in the port of Tuxpan, such as loading and unloading of grain and gravel for the construction of a gas pipeline at public docks, as well as container-warehousing services, and we also provide grain storage services within our facilities. In addition, we own approximately 1,780 acres of land in the Port of Tuxpan through our wholly owned subsidiaries, Bimonte S.A. de C.V., Prestadora de Servicios MTR, S.A. de C.V. and Services and Solutions Optimus, S. de R.L. de C.V., in which we plan to develop a liquid oils terminal, a multipurpose terminal, and logistic facilities.

The following table sets out our existing port facilities and concessions:

Port	Concession/Permit	Date Awarded	Duration
Tuxpan	Stevedoring Services	August 4, 1999	20 years (includes a 10-year extension that was exercised in 2009 and 2019, respectively)

Acapulco

In June 1996, we received a 25-year concession to operate the tourist port of Acapulco, which was operated through a joint venture with SSA Mexico through the company Administración Portuaria Integral de Acapulco, S.A. de C.V. (“API Acapulco”), with Grupo TMM being the majority shareholder with 51%. Operations at this terminal ended on June 21, 2021 due to the decision of the Federal Government during the President Andrés Manuel López Obrador administration not to renew our concession and transitioning Mexican port operations to the oversight and control of SEMAR.

Logistics Operations

Through TMM Logistics, S.A. de C.V. (“TMM Logistics”), a wholly-owned subsidiary of Grupo TMM, we provide dedicated logistics services to major manufacturers, including automobile manufacturers, and retailers with facilities and operations throughout Mexico. The services that we provide include consulting, analytical and logistics outsourcing services, which encompass the management of inbound movement of parts to manufacturing plants consistent with just-in-time inventory planning practices; logistics network (order-cycle) analysis; logistics information process design; supply chain and logistics management. Due to the scope of our operations, together with the extent of our experience and resources, we believe that we are uniquely positioned to coordinate the entire supply chain for our customers.
 Automotive Services

Through Autotransportación y Distribución Logística (“ATL”), a wholly-owned subsidiary of Grupo TMM, we provide specialized logistics support for the automotive industry within Mexico. Services include the arrangement and coordination of the movement of motor vehicle parts or sub-assemblies from supplier facilities to assembly plants, warehousing, inspection and yard management. Our logistics services can be provided as end-to-end integrated logistics programs (bundled) or discrete services (unbundled) depending on customer needs.

At the end of 2024, ATL won a three-year tender to supervise operations in the finished unit yards and at the ports where the automaker ships and/or receives its cars. These services are provided in the towns of Puebla and in the ports of Lázaro Cárdenas, Veracruz, and Tuxpan, supervising logistics movements 24/7 and the different suppliers of the logistics chain.

Container Maintenance and Repair

Through TMM Logistics, we offer maintenance and repair services for maritime containers in Aguascalientes. These services involve keeping refrigerated components and other parts of a container in safe condition for use, including mechanical repair, welding and repainting of such containers.

Warehousing Operations

We offer warehousing and bonded warehousing facility management services through our subsidiary, ADEMSA. ADEMSA currently operates 71,637 square meters of warehousing space throughout Mexico, including 36,610 square meters of direct warehouse space (the largest of which is located in northern Mexico City). Due to its regulated nature, ADEMSA is one of a limited number of warehousing companies authorized by the Mexican government to provide bonded warehousing services and to issue negotiable certificates of deposit. This segment accounted for 8.3%, 12.3% and 12.7% of consolidated revenues in 2024, 2023 and 2022, respectively.

Grupo TMM’s Strategic Partners

We currently do not have strategic partners.

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

Systems and Technology

At Grupo TMM, we continuously work to update and improve our technology systems and processes, with the goal of making our operations more efficient. Our platforms and applications are regularly updated following industry best practices and applying an agile methodology that ensures an efficient, cost-effective implementation process and rapid adoption.

In terms of cybersecurity, we have implemented advanced devices and applications to strengthen the accuracy and security of our systems and information. Likewise, in the cloud and data network level, we constantly monitor the environments where our operational platforms are hosted. We supervise their performance, data traffic and the stability of our communications networks, with the goal of ensuring the continuity of our business operations.

When implementing the technology platforms that support the operations across our business units, we work hand in hand with specialized teams of IT consultants and globally recognized companies such as Microsoft and SAP. In collaboration with these companies and following international IT best practices, we have developed a technology strategy aligned with the organization’s current needs and designed to quickly adapt to the contiously changing technological environment.

We recognize that IT solutions must remain flexible and able to adapt to changes in the financial conditions of the Company. Therefore, we maintain a close relationship and coordination between the Grupo TMM’s Systems and Finance departments, with the goal of always identifying and implementing the most cost-effective solution.

Competition

Maritime Operations

The Company’s primary competitors in the offshore vessel business are Tidewater de Mexico, S. de R. L. de C.V., Naviera Bourbon Tamaulipas, S.A. de C.V., Mantenimiento Express Marítimo, S.R.L., Naviera Integral, S.A. de C.V., Blue Marine Technology Group, Harvey Gulf, Marinsa S.A. de C.V., Técnicas Marítimas Avanzadas S.A. de C.V. (“TMA”) and Hornbeck Offshore Services de Mexico S. de RL de CV.

The Company’s primary competitor in the parcel tanker business is Stolt-Nielsen Transportation Group Ltd. Some other competitors in this business include Team Tankers, Ace Tankers, Eitzen and Caribe Tankers, Inc. and Nordic Tankers.

The Company’s primary competitors in the product tanker business are Scorpio Tankers, Maersk Tankers, Ultratank and PEMEX Refinación.

In the shipping agency business, the Company’s main competitors are Representaciones Marítimas, Meritus, Aconsur, SSA, COMATUR and TRANSPAC.

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

Maritime Infrastructure Operations

The principal competitors of our shipyard business are Talleres Navales del Golfo, Astilleros Mexicanos JP, Astilleros de Marina Tampico, Astilleros de Marina Coatzacoalcos, CERENAV of PEMEX, currently operated by SEMAR, and Reparaciones Navales Zavala.

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

Mexican Energy Reforms

On October 31, 2024, the “Decree amending the fifth paragraph of Article 25, the sixth and seventh paragraphs of Article 27, and the fourth paragraph of Article 28 of the Political Constitution of the United Mexican States, regarding strategic areas and companies" was published in the Official Gazette of the Federation (DOF). Therefore, as of November 1, 2024, the oil company changed its legal nature from a State Productive Company to a State Public Company.

The decree established a period of 180 calendar days, starting November 1, 2024, for the Congress of the Union to make the necessary adjustments to the secondary laws governing energy matters.

In accordance with the above, on March 18, 2025, the decree was published in the Official Gazette of the DOF, which issued, among others: the Law of the State-owned Company, Petróleos Mexicanos; the Hydrocarbons Sector Law and various provisions of the Law of the Mexican Petroleum Fund for Stabilization and Development were amended, as well as the decree by which various provisions of the Hydrocarbon Revenue Law were amended, added, and repealed. These provisions entered into force the day after their publication, that is, on March 19 of this year.

Among the relevant aspects of these laws, the following are noted:

Law of the State Public Enterprise, Petróleos Mexicanos (LEPEPM)

Pemex is a parastatal entity of the Federal Public Administration, subordinate to the Ministry of Energy (SENER), governed by the principles of transparency, honesty, efficiency, equity, sustainability, accountability, and social responsibility to preserve the nation's sovereignty, security, self-sufficiency, and energy justice.

Upon the entry into force of the LEPEPM (Spanish Industrial Property Law), its subsidiary productive companies Pemex Exploration and Production, Pemex Industrial Transformation, and Pemex Logistics were dissolved by operation of law, and Pemex assumed all the rights and obligations of the dissolved subsidiaries.

The LEPEPM considers the vertical integration of Pemex's structures and purpose, ending strict legal separation to make it a more efficient company.

It maintains its special regime regarding subsidiary companies, remuneration, acquisitions, leases, services and works, assets, administrative responsibilities, budget, and debt, incorporating sustainability, austerity, and accounting.

Pemex is not subject to the General Government Accounting Law, so it will continue to apply international financial reporting standards.
Under this new legal framework, Pemex is responsible for developing strategic hydrocarbon exploration and extraction activities, as well as other activities in the value chain (import, export, hydrocarbon processing, storage, marketing, formulation, transportation, distribution, and sale of hydrocarbons and their derivatives), as well as those related to the research, development, and implementation of energy sources other than those derived from hydrocarbons; these activities do not constitute monopolies.

The entry into force of the LEPEPM does not affect the payment obligations incurred or the guarantees granted by Pemex or by its defunct subsidiaries in Mexico and abroad, of which Pemex is the beneficiary.

Regarding Corporate Governance, LEPEPM is considering a new composition of the Board of Directors, reducing it to eight directors, including three Independent Directors, appointed by the Federal Executive and ratified by the Senate.

The Board of Directors has the following supporting committees: Audit; Human Resources, Compensation and Austerity; Strategy and Investments; Acquisitions, Leasing, Services and Works; Subsidiary Companies; and Sustainability.

Pemex and its subsidiaries may enter into contracts with private parties or joint ventures, including arrangements that allow them to associate and share costs, expenses, investments, risks and other aspects of their activities 1.

Restructuring of regulatory bodies: CRE and CNH

Disappearance of the CRE and CNH: The functions of the Energy Regulatory Commission (CRE) and the National Hydrocarbons Commission (CNH) will be reincorporated into SENER, eliminating these autonomous bodies and allowing for the creation of the National Energy Commission (CNE), where the CNE will be established as a decentralized administrative body of SENER, responsible for supervising energy rates, generation and distribution permits, and national energy policy.

These changes reflect the current government's strategy to strengthen state control in the energy sector, prioritizing public companies and limiting private participation to regulated and controlled schemes.

The Ministry of Energy (SENER) now has the authority to award hydrocarbon exploration and extraction contracts, giving preference to PEMEX. In mixed-use developments, PEMEX must maintain at least a 40% stake and cannot transfer rights to third parties. If PEMEX is not interested in an area, SENER may award contracts to private parties under the Hydrocarbon Exploration and Extraction Contracts (CEE), following specific Treasury guidelines. With these changes, the current government ends the oil rounds: No more oil areas will be handed over to private sector participation. Although they will be able to participate in PEMEX projects, the contracts will be reviewed to ensure greater benefits for the country.

1https://www.pemex.com/saladeprensa/boletines_nacionales/Paginas/2025_13-nacional.aspx

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

Mexican Tax Reforms

Effective January 1, 2025, the general minimum wage and the Northern Border Free Zone minimum wage increased by 12 percent, from 248.93 pesos to 278.80 pesos and from 374.89 pesos to 419.88 pesos per day, respectively, as approved by the Mexican Government. This increase also impacts the employer-employee contributions and vacation premiums for employees. Although this has been financially planned for, the increase in the minimum wage may influence the pricing of services or impact the company’s profit margins and earnings.

In Mexico, the 2020 tax reform introduced changes to Article 26 of the Federal Fiscal Code, expanding the circumstances under which joint liability is triggered. The reform included partners and shareholders of legal entities as jointly liable parties. This makes the company jointly liable as a third party, assuming joint responsibility with its subsidiaries regarding tax payments if the subsidiaries fail to meet their tax obligations.

Due to the lack of a structured fiscal reform for 2023 and 2024, the tax authority has consistently relied on so-called “deep surveillance,” which has several shortcomings. The Federal Revenue Law (LIF) and the Federal Expenditure Budget (PEF) do not properly qualify as tax reforms. Consequently, the authorities seeks to presume income and verify the calculation of taxes as part of the Federal Government’s verification powers. Although the Company complies with its tax information, the possibility of additional tax payments and ancillary contributions based on criteria from the Tax Administration Service (SAT) during such deep surveillance cannot be ruled out.

In addition, changes have been made to the tax rules. An application for authorization to sell shares at tax expense must now be submitted. This includes a notice requiring the filing of notarized meeting minutes for the subscription and payment of capital once the shares have been sold at tax expense. Several rules have been amended, eliminating procedure form 127/ISR regarding the notice that must be filed of the notarized meeting minutes for the subscription and payment of capital once the shares have been sold at tax expense. Procedure form 78/ISR for the application for authorization to sell shares at tax expense remains in effect. The notice requiring the filing of the meeting minutes has been added to the eliminated procedure form.

Incentives have also been incorporated into the Federal Revenue Law that establish rules in correlation with the Thirty-fourth Transitory Article of the aforementioned law, to regulate matters relating to the forgiveness of fines, surcharges and execution expenses corresponding to the fiscal year 2023 or prior years for up to 100%, provided that said values do not exceed MXN 35 million, establishing that said incentive is not applicable to legal entities that are not ISR taxpayers.

Environmental Regulation

Our operations are subject to Mexican federal and state laws and regulations relating to the protection of the environment, as well as technical environmental requirements issued by the SEMARNAT. Under the General Law of Ecologic Equilibrium and Protection of the Environment (Ley General de Equilibrio Ecológico y Protección al Ambiente) and the General Law for Integral Prevention and Handling of Residues (Ley General de Prevención y Gestión Integral del Residuos), the SEMARNAT and other authorized ministries have promulgated standards, for, among other things, water discharge, water supply, emissions, noise pollution, hazardous substances, transportation and solid waste generation. The terms of the port concessions also impose on us certain environmental law compliance obligations. See “- Insurance.” In March 2025, the new Internal Regulations of the Ministry of Environment and Natural Resources (SEMARNAT) were published in the Official Gazette of the Federation (DOF), redefining and strengthening the organization and operation of the agency, as well as the structure, powers, and responsibilities of its administrative units and decentralized administrative bodies.2

2https://www.gob.mx/semarnat/prensa/semarnat-se-reestructura-para-hacer-frente-a-los-retos-de-sostenibilidad-con-una-vision-humanista?idiom=es

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

C.  Organizational Structure

We hold a majority of the voting stock in each of our subsidiaries. The most significant subsidiaries, as of March 31, 2025, include:

Name	Country of Incorporation	Ownership Interest	Voting Interest
Autotransportación y Distribución Logística, S.A. de C.V. (Logistics)	Mexico	100%	100%
TMM Logistics, S.A. de C.V. (Logistics)	Mexico	100%	100%
Transportación Marítima Mexicana, S.A. de C.V. (Parcel tankers, offshore vessels and tankers)	Mexico	100%	100%
Prestadora de Servicios MTR, S.A. de C.V. (Ports)	Mexico	100%	100%
Bimonte, S.A. de C.V. (Ports)	Mexico	100%	100%
Services and Solutions Optimus, S. de R.L. de C.V. (Ports)	Mexico	100%	100%
Administradora Marítima TMM, S.A.P.I. de C.V. (Shipping agencies)	Mexico	100%	100%
Almacenadora de Deposito Moderno, S. A. de C. V. (Warehousing)	Mexico	100%	100%
Saricogui Logística, S.A.P.I. de C.V. (Warehousing)	Mexico	100%	100%
Inmobiliaria Dos Naciones, S. R. L. de C. V. (Shipyard)	Mexico	100%	100%
Operadora Portuaria de Tuxpan, S.A. de C.V. (Ports)	Mexico	100%	100%

D.  Property, Plants and Equipment

Our business activities in the logistics and transportation fields are conducted with both owned and leased equipment, and, in certain instances, through concessions granted to us by the Mexican government. We were granted the right to operate certain facilities, including certain warehouses, cruise ship terminals and ports, as part of franchises awarded through the Mexican government’s privatization activity. We operate facilities, either through leases or with direct ownership interests in Aguascalientes, Cancun, Ciudad del Carmen, Ciudad Juarez, Ciudad de Mexico, Coatzacoalcos, Dos Bocas, Guadalajara, Veracruz, Monterrey, Tampico, Tijuana, Toluca and Tuxpan. See Item 4. “Information on the Company - Business Overview,” and Note 9 to the accompanying Audited Consolidated Financial Statements contained elsewhere herein.

API Acapulco’s concession to provide port and terminal services at the port of Acapulco expired effective as of June 30, 2021 following the Mexican government’s decision not to renew it and to transfer control of port operations to SEMAR.

Property and Equipment are summarized below:

	Years Ended December 31,
	2024	2023	Estimated Total Useful Lives (Years)
	(in thousands of Pesos)
Shipyard	$54	$84	40
Drydocks (major vessel repairs / mud vessels refurbished in 2021)	14,246	42,845	2.5 and 3
Buildings and installations	172,305	101,033	20 and 25
Warehousing equipment	747	32	10
Computer equipment	292	151	3 and 4
Terminal equipment	16,324	18,863	10
Ground transportation equipment	3,273	4,330	4, 5 and 10
Other equipment	13,571	8,714
	$$220,812	$176,052
Land	1,368,143	1,419,674
Construction in progress	682,344	230,406
Total Property, Vessels and Equipment-net	$$2,271,299	$1,826,132

On March 31, 2014, the Company, through its subsidiary IDN, entered into a sale and leaseback agreement with UNIFIN Financiera, SAPI de CV, SOFOM ENR (UNIFIN), under which IDN sold to UNIFIN the floating dock "ARD-10", the floating dock "ABDF 2", and the tugboat "Catherine M" for approximately $55.6 million. At the same time, IDN and UNIFIN entered into a 4-year pure lease agreement for the three assets in order to maintain their operating and revenue-generating capacity. In 2018, the Company repurchased the floating drydock “ARD-10” and the towing vessel “Catherine M” from UNIFIN, and IDN extended the operating lease of the floating drydock “ABDF 2” by an initial term of two years. In April 2020, IDN and UNIFIN entered into an additional two-year extension of the “ABDF 2” operating lease, expiring on June 2024, which was repurchased from UNIFIN on the same date, fully concluding the contract.

The Company applies the revaluation model for its assets in accordance with IAS 16 “Property, Plant and Equipment”. The revalued amounts for the majority of its land and properties are determined at market values calculated by professional appraisers. As a result, in December 2023, the Company did not recognize any revaluation effect as it did not consider it necessary to perform a new appraisal of its properties. In 2024, and in accordance with the standards, properties appraisals were carried out, recognizing a revaluation gain of 23 million pesos. See Notes 4.9 and 24 of the Audited Consolidated Financial Statements contained elsewhere herein.

In June 2019, we entered into a financing agreement with PNC Bank, N.A., guaranteed by EXIM Bank, to acquire an RTG crane to replace the crane used in our automotive sector operations at Aguascalientes. Pursuant to the agreement, the Company received loan proceeds in the amount of US$860,000 (approximately 85% of the purchase price of the crane), at a fixed rate of 4.40% per annum, with semi-annual payments of principal and interest, and maturing in July 2024, with the financing liquidated on the same date.

During the third quarter of 2021, we refurbished three mud vessels (“Redfish 4,” “Beluga 2” and “Go Canopus”) prior to commencement of their operations under a charter contract with PEMEX, effective April 2024.

Additionally, there is a real estate property pledged as collateral for a bank loan with Bancomext. It is worth noting that certain real estate properties previously held as collateral with Banco del Bajío, Banco Autofin, and PNC BANK NA have already been released, as the first loan was settled in 2023 and the remaining two in 2024.

In August of 2022, the companies TMM Logistics, S.A. de C.V., Inmobiliaria TMM, S.A. de C.V. and Almacenadora de Depósito Moderno, S.A. de C.V. disposed of five properties to liquidate certain liabilities valued at $118.7 million.

In 2022, the Company sold the supply vessel “Isla Colorado” to Buzca Soluciones de Ingeniería, S.A.

In 2023, two supply vessels were converted to mud vessels, which began operations during the first quarter of 2024. The vessels were acquired in January 2025 through financing granted by Inbursa for $40.5 million dollars, maturing in 2031 at an annual rate of SOFR + 5%, with semi-annual payments of principal and interest. This transaction involves the maritime mortgage guarantee of both vessels. Additionally, in February 2024, a financing agreement was signed with Eximbank (Atrafin LLC dba America Trade & Financie Company) for $2.3 million at an annual rate of 6.89% with semi-annual payments of principal and interest, maturing in March 2029.

In 2024, a new floating dock was acquired through financing provided by Bancomext for $16.8 million, equivalent to approximately 85% of its value at a rate of SOFR + 2.35% with quarterly payments of principal and interest and maturity in 2034. This transaction involves a mortgage security on a real estate property, as well as the maritime mortgage security of the acquired dock itself.

It is worth mentioning that both the investments in the mud vessels as well as the new floating dock, once completed in 2025, will be shown under the headings of Ships and Shipyard respectively, leaving only the studies related to the hydrocarbon terminal project in Tuxpan under construction in progress.

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

•
Changes in management: The Company has made various changes to its senior management team. Effective September 1, 2020, Mrs. Vanessa Serrano Cuevas assumed the role of Chief Executive Officer. In 2021, Mr. Axel Xavier Vera de Castillo assumed the role of Chief Information Officer. As of 2022, Luis Manuel Ocejo Rodríguez, Christian Venus Vázquez Coria, Gerardo Meza Vázquez, Alejandro Romero Rodríguez and Víctor Velázquez Romo, assumed the positions of Deputy General Director, Legal Director, Internal Audit Manager, Director of Maritime Operations and Director of Maritime Infrastructure, respectively. In September 2023, Verónica Tego Sánchez assumed the role of Chief Financial Officer. In September 2024, Francisco Javier Estrada Serafin joined the Company as Director of Operations Logistics, and in April 2025, Mauricio Padruno González joined the Company as Commercial Director.

•
Updating our digital technology platforms: We continue to strengthen our technology and information systems capabilities through a consistent strategy of process digitization and the implementation of new platforms. Through comprehensive cloud-based solutions, we have developed general-purpose corporate systems, as well as specific systems that meet the particular needs of each business unit. We have also optimized our telecommunications infrastructure, including internet connection speeds in all locations where any of the Group TMM companies operate. The efforts of our Information Technology team have been instrumental in carrying out this transformation gradually and orderly, ensuring operational continuity. Their close collaboration with our business partners has allowed our applications to remain optimally functioning, stable, and secure. As a result, our companies are now integrated into a digital information platform that allows them to operate efficiently, flexibly, and prepared to adapt to changes that may be required by both the business environment and our customers. Additionally, we maintain continuous improvement in our financial systems, in line with the updates to the technological operating models established by the Mexican government authorities. An example of this is compliance with the provisions of the Tax Administration Service (SAT), including the generation of digital tax receipts (CFDI), the Payment Complement, and, more recently, the incorporation of the Carta Porte (Bill of Lading). These updates have also been integrated into our internal processes to address operational changes in the business, allowing us to generate financial and operational reports in a timely, reliable, and efficient manner. See Item 4. “Information on the Company - Systems and Technology.”

•
Expanding our Maritime Operations: We have strengthened and streamlined our Maritime Operations in recent years, developing the business into our most profitable segment. We remain focused on expanding our Maritime Operations to add specialized vessels to our fleet in order to meet market requirements for new generation vessels with higher-rated and deeper-water capabilities. As part of this strategy, in August 2021, we entered into a long-term contract with PEMEX to operate three specialized vessels known as “mud vessels”, which we renewed for three additional years. In 2024, we began operating two additional mud vessels with PEMEX, and in January 2025, these vessels were acquired through financing provided by Inbursa. We added two tankers for the transportation of oil and gas products in Mexican and international waters. In addition, we have continued our efforts to diversify our customer base, as well as implemented a strategic cost reduction plan to offset some of the instability in the oil industry. See Item 4. “Information on the Company - Business Strategy - Expansion and Improvement of our Maritime Operations.”

•
Maintaining efficient and profitable operations: As part of the business segment analysis, in December 2022, the Company concluded its steel transportation operations to South America. Further, at the end of 2023 and beginning of 2024, the Company closed certain Container Maintenance and Repair locations, with the Aguascalientes location remaining.

•
Development of Maritime Infrastructure operations: In order to strengthen this segment, in 2022, the Shipyard business became a Business Division. The shipyard, located in the port of Tampico, provides ship repair and dry dock services to more than 30 vessels per year. In 2024, a floating dock was purchased, replacing the ARD-10 dock as it had reached the end of its useful life. This has expanded our capabilities to serve deeper vessels, reaching a 94% market share. See ITEM 4 “Information on the Company - Business Strategies - Expansion of our Marine Operations”.

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

•
Sale of certain subsidiaries: In recent years we have sold certain non-strategic subsidiaries in an effort to streamline our operations and reduce operating costs. We did not sell any of our subsidiary companies in 2021, 2022 and 2024. During fiscal year 2023, two companies were sold, TMM Almacenadora, S.A.P.I. of C.V. (including the AIFA concession) and Servicios Tecnológico ST, S.A. of C.V. to an unrelated party.

 Operating Results

The following discussion should be read in conjunction with, and is qualified in its entirety by reference to our Financial Statements and the notes thereto appearing elsewhere in this Annual Report. Our Financial Statements have been prepared in accordance with IFRS, which differ in certain respects from U.S. GAAP.

General

Set forth below is a summary of the results of operations:

	For the years ended December 31
	2024	2023	2022
	(In millions of pesos)
Consolidated Transportation Revenues
Maritime operations	$1,283.0	$795.5	$1,231.1
Maritime infrastructure operations	262.2	200.5	118.5
Port, terminal and logistics operations	61.9	73.1	161.0
Warehousing operations	146.4	149.5	172.5
Total	$1,753.6	$1,218.6	$1,683.1
(Loss) Transportation Profit
Maritime operations	$213.5	$55.1	$91.5
Maritime infrastructure operations	68.9	51.7	31.0
Port, terminal and logistics operations	(25.7)	(35.8)	5.7
Warehousing operations	(39.0)	(36.3)	(1.0)
Shared corporate costs	(61.3)	(63.8)	(84.3)
Total	$156.4	$(29.1)	$42.9

Fiscal Year ended December 31, 2024 Compared to Fiscal Year ended December 31, 2023

Revenues from operations for the year ended December 31, 2024 were $1,753.6 million, compared to $1,218.6 million for the year ended December 31, 2023.

	Transportation Revenues
	(In millions of pesos)
	For the years ended December 31
	2024	% Revenues	2023	% Revenues	A2024 vs. A2023 % of change
Maritime operations	$1,283.0	73.2%	$795.5	65.3%	61.3%
Maritime infrastructure operations	262.2	15.0%	200.5	16.5%	30.8%
Port, terminal and logistics operations	61.9	3.5%	73.1	6.0%	(15.3)%
Warehousing operations	146.4	8.3%	149.5	12.3%	(2.1)%
Total	$1,753.6	100.0%	$1,218.6	100.0%	43.9%

Maritime Operations

Revenues from maritime operations increased 61.3% to $1,283.0 million in 2024, compared to $795.5 million in 2023, and represented 73.2% of our revenue. The increase in revenues is attributed to the increase in the Loderos business, due to the entry into operation of two new vessels, as well as the new fuel oil transportation contract.

Maritime Infrastructure Operations

Revenues from maritime infrastructure operations increased 30.8% to $262.2 million in 2024, compared to $200.5 million in 2023, and represented 15.0% of our revenue. The increase was primarily due to servicing a vessel undergoing major repairs.

Ports, Terminals and Logistics Operations

Revenues from ports, terminals and logistics operations decreased 15.3% to $61.0 million in 2024, compared to $73.1 million in 2023, and represented 3.5% of total revenues. The decrease was mainly due to the closure of certain container maintenance and repair locations, partially offset by increased activity in our automotive businesses.

Warehousing Operations

Revenues from warehousing operations decreased 2.1% to $146.4 million in 2024, compared to $149.5 million in 2023, and accounted for 8.3% of total revenues.

Income (Loss) on Transportation

Income (loss) on transportation reflects revenues on transportation less operating costs and expenses, without considering the effect of other income (expenses). Transportation results for the year ended December 31, 2024 increased 637.5% to $156.4 million from a loss of $29.1 million for the year ended December 31, 2023. This increase was primarily due to the increase in the operating fleet of the Loderos business as well as fuel oil transportation, higher profits from the maritime infrastructure business, lower costs resulting from the closure of certain locations in the container maintenance and repair business, and the optimization of corporate expenses.

The following table sets forth information concerning the Company’s operating (loss) income on transportation by business segment for the years ended December 31, 2024 and 2023, respectively.

	Grupo TMM Operations (Loss) income on Transportation (in millions of Pesos) Year Ended December 31,
	2024	2023	FY2024 vs. FY2023 % Change
Maritime Operations	$213.5	$55.1	287.5%
Maritime Infrastructure Operations	68.9	51.7	33.3%
Ports and Terminals Operations and Logistics	(25.7)	(35.8)	28.2%
Warehousing Operations	(39.0)	(36.3)	(7.4)%
Shared Corporate Costs	(61.3)	(63.8)	3.9%
Total	$156.4	$(29.1)	637.5%

Maritime Operations

Transportation income from maritime operations for the year ended December 31, 2024, increased to $213.5, compared to $55.1 million for the year ended December 31, 2023. The variation is mainly due to the increase in operations of the Loderos business derived from two new contracts operating a total of 5 vessels as well as the contracting of longer-term fuel oil transportation services.

Maritime infrastructure operations

Transportation income from maritime infrastructure operations for the year ended December 31, 2024 increased to $68.9 million, compared to $51.7 million for the year ended December 31, 2023. The increase was primarily due to the recording of an extraordinary and complex repair.

Port, terminals and logistic operations

The Company reduced its loss from ports, terminals and logistics transportation for the year ended December 31, 2024 by 28.2%, reporting a loss of $25.7 million in 2024 compared to a loss of $35.8 million for 2023. The variation was mainly due to the closure of certain container maintenance and repair locations and its consequent decrease in associated costs.

Warehousing Operations

The transportation loss warehousing operations for the year ended December 31, 2024 increased to $39.0 million, compared to $36.6 million for the year ended December 31, 2023.

Net Financing Cost

	(in millions of Pesos) Year Ended December 31,
	2024	2023	FY2024 vs. FY2023 % Change
Interest Income	$2.3	$2.0	15.0%
Interest on leases	16.1	28.8	(44.1)%
Interest on financial debt	28.7	25.7	6.2%
Other financial expenses	3.4	8.5	(43.5)%
Interest Expense	$48.2	$63.0	(23.5)%
(Loss) gain on exchange, net	(52.0)	19.6	(365.3)%
Net financing cost	$97.9	$41.4	136.5%

Net financing cost recognized during the year ended December 31, 2024 was $97.9 million, compared to $41.4 million recognized during the year ended December 31, 2023. The net financing cost in 2024 included net foreign exchange loss of $52.0 million, and in 2023, included a net foreign exchange gain of $19.6 million. These are derived from the contracting of loans in Dollars, in addition to the depreciation of the Mexican Peso at the end of the year.

Other Income - Net

	(in millions of Pesos) Year Ended December 31,
	2024	2023	FY2024 vs. FY2023 % Change
Other income - net	$56.3	$65.8	(14.4)%

Other income - net for the year ended December 31, 2024 was $56.3 million, which primarily included benefits of $37.4 million from the cancellation of provisions; $20.1 million from the recovery of taxes; $14.3 million from the cancellation of rights of use at Ademsa; and $10.0 million from the sale of fixed assets, which were partially offset by expenses for the impairment of inventories of $23.5 million. Other income - net for the year ended December 31, 2023 was $65.8 million, including $44.5 million of benefits due to the write-offs of provisions; $20.2 million due to the cancelation of rights of use in Ademsa, which were partially offset by tax recovery costs of $3.0 million.

 Income Tax Expense

	(in millions of Pesos) Year Ended December 31,
	2024	2023	FY2024 vs. FY2023 % Change
Income tax expense	$0.0	$20.2	NA

For the year ended December 31, 2024, the Company had income taxes expenses of $8.7 million and a deferred tax benefit for the year of $8.7 million, resulting in income tax expense of $0.0 million, compared to income tax expense of $4.5 million and a deferred tax benefit for the year of $24.7 million, resulting in income tax expense of $29.6 million for the year ended December 31, 2023.

Non-controlling Interest
	(in millions of Pesos) Year Ended December 31,
	2024	2023	FY2024 vs. FY2023 % Change
Non-controlling interest	$0.3	$(4.7)	106.5%

Non-controlling interest was $0.3 million for the year ended December 31, 2024, compared to $(4.7) million for the year ended December 31, 2023. It is worth mentioning that the entire deferred tax reserve in API Acapulco for the closing of operations was recorded in 2023.

Net Income for the year attributable to stockholders of Grupo TMM

	(in millions of Pesos) Year Ended December 31,
	2024	2023	FY2024 vs. FY2023 % Change
Net Income for the year attributable to stockholders of Grupo TMM	$114.5	$20.2	94.3%

For the year ended December 31, 2024, we recognized net income of $114.5 million, or $0.66 per share. For the year ended December 31, 2023, we recognized a net income of $20.2 million, or $0.17 per Share.

Fiscal Years ended December 31, 2023 and 2022

For a comparison of our operating results for the fiscal year ended December 31, 2023 to our operating results for the fiscal year ended December 31, 2022, see Item 5. “Operating and Financial Review and Prospects-Fiscal Year ended December 31, 2023 Compared to Fiscal Year ended December 31, 2022” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023.

Foreign Currency Risk

Historically, a majority of our revenues have been denominated in U.S. dollars. A large percentage of our debt is denominated in U.S. dollars, and approximately 50% of our costs and expenses are denominated in Pesos. As such, we are exposed to foreign currency risk and may occasionally use currency derivatives to manage alternating levels of exposure. These derivatives allow us to offset an increase in operating and/or administrative expenses arising from foreign currency appreciation or depreciation against the U.S. dollar. The Company currently has no derivatives transactions.

Our income from operations may therefore be materially affected by variances in the exchange rate between the U.S. dollar and the Mexican Peso. Mexican Pesos historically have been subject to greater risk of devaluation and have tended to depreciate against the U.S. dollar. Given that a large proportion of our revenues are denominated in U.S. dollars, we have sought to reduce our exposure to foreign currency risk by holding a portion of our debt in U.S. dollars. Currently, approximately 87% of our indebtedness is denominated in U.S. dollars, including liabilities associated with long-term operating leases.

We believe that our strategy of holding a portion of our debt as U.S. dollar-denominated debt will allow us to effectively manage our foreign currency risk without the use of currency derivatives or other hedging instruments. However, we have in the past, and may from time to time in the future, enter into currency derivatives denominated in Mexican Pesos or other relevant currencies to attempt to manage our foreign currency risk. These derivatives should allow us to offset an increase in operating and/or administrative expenses resulting from foreign currency appreciation or depreciation against the U.S. dollar. See Item 11. “Quantitative and Qualitative Disclosures About Market Risk - Foreign Currency Risk.”

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

In addition, the Company notes that its financial statements present its debt obligations and liabilities associated with our long-term operating leases on a consolidated basis. However, 83.9% of the Company’s debt as of December 2024 was held directly by its subsidiaries, each of which services its own debt out of its operating income. Management believes that these factors will enable the Company to remain current in its debt repayments notwithstanding the restrictions imposed by Mexican Law on the distribution of profits by subsidiaries described below.

As of December 31, 2024, the debt obligations as well as the liabilities associated with our long-term operating leases at each of the Company’s subsidiaries were as follows:

(in millions of pesos)
Grupo TMM, S.A.B.	$115.3
Almacenadora de Depósito Moderno, S.A. de C.V.	52.2
Transportación Marìtima Mexicana, S.A.de C.V.	120.1
TMM Logistics, S.A. de C.V.	51.9
TMM Dirección Corporativa, S.A. de C.V.	28.5
Inmobiliaria Dos Naciones, S. de R. L. de C.V.	349.9
Total	$717.9

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

As of March 31, 2025, our total debt amounted to $1,502.0 million, of which $1,244.9 million is owed to various banks and financial institutions, $15.3 million is owed to non-institutional lenders, $159.5 million is owed to related parties, and $82.3 million is liabilities associated with our long-term operating leases (IFRS 16). Of this debt, $336.8 million is short-term debt, and $1,165.2 million is long-term debt. Under IFRS, transaction costs in connection with financings are required to be presented as a part of debt. Further, following the January 1, 2019 adoption of IFRS 16, liabilities associated with operating leases are presented as a part of debt unless the lease term is for 12 months or less or the underlying asset is of low value.

As of December 31, 2024, our total debt amounted to $717.9 million, of which $461.5 million is owed to various banks and financial institutions, $15.6 million is owed to non-institutional lenders, $158.2 million is owed to related parties, and $82.6 million is liabilities associated with our long-term operating leases, primarily the lease of warehouses for use in our warehousing operations. Of this debt, $283.0 million is short-term debt, and $434.9 million is long-term debt.

As of December 31, 2024 and March 31, 2025, we were in compliance with all of the restrictive covenants contained in our financing agreements.

Our total shareholders’ equity in 2024, including non-controlling interest in consolidated subsidiaries, was $2,108.4 million, resulting in a debt-to-equity ratio of 0.34.

As of March 31, 2025, we had net working capital (current assets less current liabilities) of $326.4 million. We had net working capital of $144.4 million, $(89.6) million and $61.3 million as of December 31, 2024, 2023 and 2022, respectively. The decrease in net working capital for 2023 and as of March 31, 2024 was primarily due to the decrease in cash due to the conversion of new mud vessels. The decrease in net working capital from December 31, 2022 to December 31, 2023 was mainly due to the reclassification of “non-current assets available for sale” of fixed assets. The decrease in net working capital from December 31, 2021 to December 31, 2022 was primarily due to the disposition of “non-current assets available for sale”. While we continue to seek ways to diversify our revenue, we believe that our financial resources, including cash expected to be generated by our subsidiaries, is sufficient to meet our current objectives. Liquidity and working capital needs. See “-Executive Overview: COVID 19 Crisis Actions” above.

Information on Cash Flows

Summary cash flow data for the years ended December 31, 2024, 2023 and 2022 is as follows:

	Years Ended December 31,
	2024	2023	2022
	(in millions of Pesos)
Operating activities	$240.6	$89.1	$212.8
Investing activities	(454.0)	(119.3)	(15.8)
Financing activities	314.7	50.6	(134.0)
Currency exchange effect on cash	7.4	(16.7)	(7.9)
Net (decrease) increase in cash and cash equivalents	108.7	3.7	55.1
Cash and cash equivalents at beginning of year	98.4	94.7	39.6
Cash and cash equivalents at end of year	$207.1	$98.4	$94.7

For the year ended December 31, 2024, our consolidated cash position increased by approximately $108.7 million from the year ended December 31, 2023. This increase is primarily attributable to the operation of two new, higher-capacity mud vessels, as well as the new fuel oil transportation contract and the financing for the purchase of the floating dock.

For the year ended December 31, 2023, our consolidated cash position increased by approximately $3.7 million from the year ended December 31, 2022.

For the year ended December 31, 2022, the Company's consolidated cash position increased by approximately $55.1 million since the year ended December 31, 2021. This increase is mainly attributable to the operation of three mud vessels for the full year 2022 plus the incorporation of a fourth mud vessel starting in August 2022. In October 2022, restricted cash was released mainly corresponding to the flows from the guarantee trust by virtue of the purchase and sale of the shares of the company Terminal Marítima de Tuxpan, S.A. de C.V. for $1.9 million dollars (approximately $36.8 million pesos), leaving only in restricted cash a reserve necessary for our foreign trade activities through ADEMSA of $2.0 million pesos.

Our Cash Flows from Operating Activities

Net cash flows used in operating activities amounted to $240.6 million for the year ended December 31, 2024, compared to $89.1 million for the year ended December 31, 2023. The increase is primarily due to the operation of two new, higher-capacity mud vessels and the new fuel oil transportation contract.

Net cash flows generated from operating activities amounted to $89.1 million for the year ended December 31, 2023, compared to $212.8 million generated from operating activities for the year ended December 31, 2022. This variation is primarily due to the closure of locations within the Container Maintenance and Repair business, as well as lower revenues in the Warehousing business

Net cash flows obtained in operating activities amounted to $212.8 million in the year ended December 31, 2022 compared to $78.1 million used in the year ended December 31, 2021. The increase is primarily due to the continuation of operations for one year of three mud vessels that commenced in August 2021, and to the disposal of five properties to liquidate certain liabilities valued at $118.7 million.

The following table summarizes cash flows from operating activities for the periods indicated:

	Years Ended December 31,
	2024	2023	2022
	(in millions of Pesos)
(Loss) income before provision for income taxes	$114.8	$(4.7)	$(28.7)
Depreciation and amortization and other amortization	102.6	133.9	106.8
Loss (gain) on sale of fixed assets-net	(10.0)	—	58.3
Sale of subsidiaries	23.5	—	—
Provision for interests on debt	44.7	54.4	55.9
Investment interests	(2.3)	(2.0)	(0.5)
Loss (gain) from exchange differences	11.0	5.2	1.5
Total changes in operating assets and liabilities	(43.7)	(97.7)	19.5
Net cash provided by (used in) operating activities	$240.6	$89.1	$212.8

Our Cash Flows from Investing Activities

Net cash used in investing activities for the year ended December 31, 2024 was $454.0 million, which included $469.5 million for the purchase of the floating dock and the conversion of the two new mud vessels, partially offset by the proceeds of $13.2 million from asset sales.

Net cash used in investing activities for the year ended December 31, 2023 was $119.3 million, which included $131.3 million for investments in projects and operating equipment, partially offset by the proceeds of $10.0 million from the sale of TMM Almacenadora (AIFA).

Net cash used by investing activities for the year ended on December 31, 2022 was $15.8 million, which included $8.6 million for the sale of the Isla Colorada, which was partially offset by the use of $25.2 million for investments in projects and operating equipment.

See “- Capital Expenditures and Divestitures” below for further details of capital expenditures and divestitures relating to the years ended December 31, 2024, 2023 and 2022, respectively.

Our Cash Flows from Financing Activities

For the year ended December 31, 2024, cash provided by financing activities amounted to $314.7 million, primarily due to $386.7 million in borrowings for the purchase of a floating dock; $67.2 million in payments for the conversion of new mud vessels; and $4.8 million in interest payments.

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

Business Plan

We are focused on strengthening and growing our maritime-related businesses, as well as developing our logistics businesses, through financial and commercial strategies, as well as maintaining efficient and cost-effective operations and strengthening our balance sheet, allowing us to better develop and implement our projects.

•
Strengthen our maritime-related businesses by adding more and different types of specialized vessels to our offshore operations services, as well as well as improving the use and commercial conditions of chemical tankers, contracting tankers to transport petroleum products and expanding our client base in maritime agency services.

•
Market expansion and acquisition of new clients in Maritime Infrastructure through the capitalization of the new floating dock that allows us to access 94% of the market and will serve vessels of up to 6,000 lifting tons, increasing the Company's income in the medium- to long-term. We plan to increase the installed capacity either through the addition of a new dock or new facilities that will allow us to receive a wide range of vessels such as cruise ships, thus achieving greater coverage and leadership in Mexico.

•
Maintaining efficient and profitable operations in Ports and Terminals, Logistics and Warehousing, which allows us to improve our conversion of Operating flow to free cash flow and recover our financial flexibility, focusing our efforts on excellence in the Aguascalientes region and expanding our client portfolio in the automotive sector, offering the services we have specialized in over the years.

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

•
Disciplined and continuous control of expenses, as well as the optimization of staff size in accordance with the implementation of the plans described above, will collectively allow for financial strengthening and implementation of short- and medium-term projects. This will also strengthen relationships with various suppliers, which are essential for us to meet our customers’ expectations.

•
Sustainable TMM, a fundamental part of the Company's commitment is to seek energy efficiency that contributes to the environment. In the initial stage, our goal is to achieve self-sufficiency. in our various facilities with reasonable energy efficiency for at least 25 years, through the installation of solar panels and that this source of energy can be used to scale to other projects, such as the generation of surplus energy to produce Green Fuels.

Capital Expenditures and Divestitures

The following tables set forth our principal capital expenditures and divestitures during the last three years:

Our Principal Capital Expenditures for the Last Three Years

(in millions of Pesos)
	Years ended December 31,
	2024 (a)	2023 (b)	2022 (c)
Capital Expenditures by Segment: Maritime Operations	$70.5	$124.1	$0.1
Infrastructure Maritime Operations	396.1	6.6	8.0
Port, Terminals and Logistics Operations	2.1	0.5	0.1
Warehousing Operations	0.8	0.1	17.0
Corporate	—	—	—
Total	$469.5	$131.3	$25.2

(a)
In 2024, capital expenditures included: (i) Maritime Operations: $70.5 million for the acquisition and upgrade of equipment and the conversion of two new mud vessels; and (ii) Maritime Infrastructure Operations: $396.1 million for the acquisition of a floating dock.

(b)
In 2023, capital expenditures included (i) Maritime Operations: $124.1 million in equipment acquisition and improvements and construction of new mud vessels; and (ii) Marine Infrastructure Operations: $6.6 million in equipment acquisition and improvements.

(c)
In 2022, capital expenditures included: (i) Marine Infrastructure Operations: $8.0 million in equipment acquisition and improvements; and (ii) Warehousing Operations: $17.0 million in equipment acquisition and improvements.

Principal Capital Divestitures for the Last Three Years

(in millions of Pesos)
	Years Ended December 31,
	2024 (a)	2023 (b)	2022 (c)
Capital Divestitures:
Sale of shares of subsidiaries	$—	$10.0	$—
Other assets	13.2	—	8.9
Total	$13.2	$10.0	$8.9

(a)	In 2024, TMM Logistics assets related to the Container Maintenance and Repair operation were sold.

(b)	In 2023, TMM Almacenadora S.A.P.I. de C.V. including the AIFA concession.

(c)	In 2022, includes the sale of the vessel Isla Colorada.

Capital Leases

From December 31, 2023 to March 31, 2025, the Company has not incurred any capital lease obligations. Going forward, in order to meet our short-term obligations as well as carry out our projects, we are considering the sale of certain assets which are already reclassified to current assets, coupled with our strategy to build alliances and strategic partnerships, and obtaining sources of financing to enable us to realize our projects.

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

In October 2021, we extended the repayment terms to July 2024 retaining the same credit conditions. On August 2, 2022, a new agreement was signed with the finance company to extend the amortization period, for a total amount of $15.4 million at a fixed rate of 13.0%, with monthly principal and interest payments and maturity in December 2024. At December 31, 2024, the balance of this facility was $.320 million at a fixed annual rate of 13.0%, and said balance was full paid during the first quarter of 2025.

Purchase of an RTG Crane (Gantry Crane)

In June 2019, TMM Logistics entered into a financing agreement with PNC Bank, N.A., guaranteed by EXIM Bank (the U.S. Export-Import Bank), to acquire a single overhead RTG crane to replace the crane used in our operation for the automotive industry at Aguascalientes. This financing agreement was for US$860 thousand (approximately 85% of the purchase price of the equipment) at a 4.40% fixed rate, with semi-annual payments of principal and interest, and maturing in July 2024, with settlement of the financing on the same date.

New “Loderos” Ships

In February 2024, a financing agreement was signed with Eximbank (Atrafin LLC dba America Trade & Financie Company) for $2.3 million at an annual rate of 6.89% with semi-annual payments of principal and interest for working capital in the conversion of the mud boats.

And in January 2025 we entered into a financing agreement with Grupo Financiero Inbursa for $40.5 million at an annual rate of SOFR + 5%, with semi-annual payments of principal and interest, for the purchase of two specialized vessels called "Loderos " designed and converted by the technical team of the Maritime Operations Division.

New Floating Dock

In January 2025, a newly constructed floating dock was added to the Maritime Infrastructure Division's fleet. It was acquired through financing provided by Bancomext for $16.8 million, equivalent to approximately 85% of its value at a SOFR + 2.35% rate with quarterly principal and interest payments. The floating dock will allow us to service vessels of up to 6,000 lifting tons, accessing 94% of the market. The balance as of December 31 is $345.6 million.

Other Debt

In January 2011, to improve the amortization schedule of the Receivables Securitization Facility and its cancelation, we decided to secure two lines of credit through our subsidiary TMM with two private investors, each of the credits for US$3.0 million. The loan accrues interest at a fixed rate of 11.25%, with semi-annual interest and principal payments, a two-year grace period for principal payments, and maturing January 2016. As of December 31, 2016 the outstanding balance of both credits was US$6.0 million. In 2017 and 2018, we paid US$1.5 million and in 2019 we paid a further US$1.5 million, fully repaying one of the two lines of credit. During 2019, we extended the maturity date for the remaining US$3.0 million line of credit to July 2020 with monthly interest payments at a fixed rate of 11.25%, with semi-annual interest and principal payments. In July 2020, we extended the maturity date for the US $3.0 million line of credit to July 2021 with monthly interest payments at a fixed rate of 11.25%, and a balloon payment at maturity. During 2022, we extended the maturity date for the remaining US$3.0 million line of credit to December 2023 with the same terms; during 2024, the maturity date was extended to December 2026 with the other terms remaining the same.

In November 2011, acting through a subsidiary, we decided to enter into two loan facilities with INPIASA, S.A. de C.V. to strengthen the agricultural activities of ADEMSA. The first for $15.7 million at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of principal and interest, and maturing in August 2021, and the second for $4.2 million at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of principal and interest, which matured in October 2016, which was paid in due time and form. In 2022, we signed an amendment with INPIASA, extending the amortization period with maturity in December 2024. By December 31, 2023, the unpaid balance remained at $202 thousand pesos, which was settled in full on October 7, 2024.

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

In November 2018, we decided to enter into another lines of credit in Mexican Peso for working capital, through its subsidiary TMM Logistics, S.A. de C.V. with Banco Autofin México, in the amount of $20.0 million at a variable rate of the 28-day TIIE plus 550 basis points, with monthly payments of interest and principal payment at maturity in November 2023. This credit line was paid off on January 27, 2023. To strengthen our financial position in the face of the downturn caused by the COVID-19 pandemic, we negotiated and obtained a grace period of four months in the payment of principal from the months of May to August 2020, extending the term of the credit line four months. Subsequently, due to the prolongation of the effects of the Covid-19 pandemic, an additional grace period of six months was obtained for the payment of principal, extending the maturity to September 26, 2024. As of December 31, 2023, the effective interest rate was 16.89% with an outstanding balance of $3.0 million. This credit line was paid off on March 26, 2024.

In March and October 2019, we entered into a loan facility with Hewlett-Packard Operations Mexico, S. de R.L. de C.V. with two lines of credit to improve our technological systems. The first for US$607.8 thousand at a fixed rate of 6.84%, with monthly payments of principal and interest, and maturing in March 2025, and the second for US$201.6 thousand at a fixed rate of 6.13%, with monthly payments of principal and interest, and maturing in October 2024. To better withstand the negative effects of the COVID-19 pandemic, we negotiated and obtained a grace period of 3 months in the payment of principal for the months of May to July 2020, extending the term of each credit line by 3 months. In March and December 2020, we arranged another three lines of credit with Hewlett-Packard Operations Mexico, S. de R.L. de C.V. to continue the improvement of our technological systems, the first for US$86.6 thousand at a fixed rate of 5.96%, with monthly payments of principal and interest, and maturing in March 2025, the second for US$96.9 dollars thousand at a fixed rate of 7.16%, with monthly payments of principal and interest, and maturing in April 2025, and the third for US$252.1 thousand dollars at a fixed rate of 4.58%, with monthly payments of principal and interest, and maturing in August 2025. In July 2022, we extended the repayment terms of all lines of credit by one year, increasing the rate by 0.25% for each line. On September 2023, we renegotiated the contracts on the same terms for each line of credit, increasing the rate by 0.25%, and extending maturity through March 31, 2027. As of December 31, 2024, the total outstanding balance was $15.7 million pesos.

In July 2020, we entered into two unsecured lines of credit with private investors, each for $6.0 million at a fixed rate of 15.0% per annum, with principal and interest payments at maturity, originally scheduled to occur in October 2020. The Company extended the amortization term and renegotiated the repayment terms of both facilities, paying $1.0 million to each facility in January 2021 and establishing a maturity date in December 2022. During 2022, the Company paid $2.5 million to one line of credit and established a new maturity date in December 2023 for both lines of credit with the same terms; during 2023, $0.9 million was paid to one line of credit and a new maturity date of December 2024 was negotiated. As of the date of this report, we are in the process of extending the maturity date. The current balance of this loan is $6.7 million across both lines of credit.

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

On March 31, 2014, the Company, through its subsidiary IDN, entered into a sale and leaseback agreement with UNIFIN Financiera, SAPI de CV, SOFOM ENR (UNIFIN), under which IDN sold to UNIFIN the floating dock "ARD-10", the floating dock "ABDF 2", and the tugboat "Catherine M" for approximately $55.6 million. At the same time, IDN and UNIFIN entered into a 4-year pure lease agreement for the three assets in order to maintain their operating and revenue-generating capacity. In 2018, the Company repurchased the floating dock "ARD-10" and the towing vessel "Catherine M" from UNIFIN and extended the pure lease of the floating dock "ABDF 2" initially for two years, entering into an extension for two more years in April 2020, expiring in June 2024, which was repurchased from UNIFIN on the same date, fully concluding the contract.

Additionally, the Company, through its subsidiary TMM Logistics, entered into a sale and leaseback agreement with UNIFIN Financiera, SAPI de CV, SOFOM ENR (UNIFIN), for seven cranes for its Container Maintenance and Repair business, for an amount of approximately $6.0 million. At the same time, TMM Logistics and UNIFIN entered into a four-year pure lease agreement for the seven assets to maintain their operating and revenue-generating capacity. This credit facility was extended in June 2022, extending the amortization term to March 2024, with monthly interest and principal payments at a fixed rate of 13.00%, to be settled on that same date.

In February 2024, a financing agreement was signed with Eximbank (Atrafin LLC dba America Trade & Financial Company) for $2.3 million at an annual rate of 6.89% with semiannual principal and interest payments for working capital for the conversion of the mud vessels. The outstanding balance as of December 31, 2024 was $42.8 million.

Contractual Obligations

The following table outlines our obligations for payments under our capital leases, debt obligations, operating leases and other financing arrangements for the periods indicated as of December 31, 2024:

(in thousands of Pesos, unless noted otherwise)

Indebtedness(1)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Investors(2)	$173,807	$—	$—	$—	$173,807
Financing for the acquisition of land and logistics equipment(3)	—	—	—	—	—
Financing for the acquisition of a dam(4)	14,694	48,382	65,662	221,178	349,916
Financing for the conversion of mud vessels(5)	7,698	19,042	14,281	—	41,021
Working Capital(6)	54,664	—	—	—	54,664
Other Debt(7)	9,746	6,115	—	—	15,861
Total	$260,609	$73,539	$79,943	$221,178	$635,269

Operating Lease Obligations(8)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Vessel, Transportation Equipment and Other Operating Leases	$34,518	$29,212	$26,574	$36,075	$126,379
Financial charges	(12,099)	(14,693)	(10,831)	(6,154)	(43,777)
Total	$22,419	$14,519	$15,743	$29,921	$82,602

(1)	These amounts include principal payments and accrued and unpaid interest as of December 31, 2024.

(2)
Four unsecured lines of credit. The first, a $92.5 million credit facility with related parties, with monthly interest payments at a fixed rate of 11.25% and payment of principal at maturity in December 2024. During 2024, the maturity date was extended to December 2026, maintaining the current terms. The second, also with a related party, a $65.7 million credit facility with a fixed rate of 15%. The third, a $8.9 million credit facility with a fixed rate of 15% per annum, with principal and interest payments at maturity. The fourth, a $6.6 million credit facility with a fixed rate of 6% and payment of principal and interest at maturity. The Company is in negotiations to change the payment terms and/or improve the amortization profile of the current loan balance.

(3)
Debt in connection with the land & logistics equipment financing. These include one line of credit denominated in Mexican Pesos. In June 2022 we extended the amortization terms until March and June 2024, respectively, with monthly payments of interest and principal, at a fixed rate of 13.00% and 9.8%, respectively. The second related to the acquisition of an RTG crane, at a fixed rate of 4.40%, with semi-annual payments of principal and interest, and maturing in July 2024. Each of these debts were settled during 2024 according to their respective maturity date.

(4)
At the end of 2024, we renewed our assets in the Maritime Infrastructure business by replacing the ARD-10 floating dock, which had reached its useful life, with a recently built one, allowing us to increase current capacity and access 94% of the market. This new floating dock was acquired through financing granted by Bancomext for US$16.8 million, equivalent to approximately 85% of its value at a rate of SOFR + 2.35% with quarterly payments of principal and interest.

(5)
In February 2024, a financing agreement was signed with Eximbank (Atrafin LLC dba America Trade & Financie Company) for $2.3 million at an annual rate of 6.89% with semi-annual payments of principal and interest for working capital in the conversion of the mud vessels.

(6)
Debt allocated in different companies for working capital. Various lines of credit denominated in Mexican Pesos, with maturities between January 2022 and September 2024, with monthly principal and interest payments, variable rate; the weighted average rate was 17.6% per annum as of December 31, 2024. Most of these loans were repaid during the first quarter of 2025, leaving only one outstanding loan with a balance of $23 million pesos as of March 31.

(7)
To improve our technological systems, we entered into a loan facility, denominated in US Dollars at a fixed rate, with monthly payments of principal and interest, and maturing March 2027. As of December 31, 2024 the weighted average rate was 8.9% per annum.

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

Trend Information

In recent years, a significant portion of the revenue generated by our maritime operations business has been achieved through contracts with Helmsley Management, Celanese Operations Mexico and PEMEX Exploración y Producción. In 2024, the Company earned revenues from PEMEX Exploration and Production, CFEnergía and Celanese Operations Mexico, representing 28%, 14% and 11%, respectively, of the revenues generated by our marine operations business, while in 2023, the Company earned revenues from PEMEX Exploration and Production and Celanese Operations Mexico, representing 38% and 13%, respectively, of the revenues generated by our marine operations business. The primary purchasers of our maritime operations services are multinational oil, gas and chemical companies. The future success of our maritime operations business depends upon our ability to capitalize on growth in the Mexican oil and gas sector by increasing our level of services to these companies.

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

We have identified certain key accounting policies on which our financial condition and results of operations are dependent. These key accounting policies most often involve complex matters, may be based on estimates and involve a significant amount of judgment. In the opinion of our management, our critical accounting policies under IFRS are those related to:

Fair value measurement

Management uses valuation techniques to measure the fair value of its properties. This results in Management developing estimates and assumptions based on market information and using observable data that would be used by market participants to assign a price to the asset. These fair value estimates for these non-financial assets can vary from the actual prices that would be achieved in an arm’s length transactions at the reporting date (see Note 24 to the accompanying Audited Consolidated Financial Statements contained elsewhere herein). Given the characteristics of the assets (properties) and the market conditions of those assets, the changes in the market conditions during the reporting period and up to the date of this report are considered minimum, so any change in value is considered to be insignificant.

Impairment of long-lived assets

On assessing impairment, Management determines the recoverable value of each cash generating unit based on the expected future cash flows and determines an adequate interest rate to be able to calculate the present value of these cash flows.

The uncertainty in the estimate is related to the assumptions regarding results of future operations and the determination of an appropriate discount rate. During 2024 and 2023, the Company performed impairment tests without determining impairment losses (see Note 12 to the accompanying Audited Consolidated Financial Statements contained elsewhere herein). Management conducted a sensitivity analysis on its discount rate considering an increase of 1 to 3 percentage points; likewise, a decrease of up to 1.2 percentage points was considered for the growth rate, where the average recoverable value considering the combination of those scenarios was higher than the value of the long-term assets for each cash generating unit, hence, under those scenarios no impairment loss would be determined.

Defined benefits obligation

Management’s estimate of the DBO is based on a number of critical assumptions, such as inflation rates, mortality rates, discount rate, and a consideration for future salary increases. The variances in these assumptions can impact the amount of the DBO and the corresponding annual expense for defined benefits (the analysis is provided in Note 22 to the accompanying Audited Consolidated Financial Statements contained elsewhere herein).

Management conducted a sensitivity analysis for the main assumptions, the following table summarizes the effects of changes to these actuarial assumptions on the defined benefits obligations at December 31, 2024:

	1.0% increase	1.0% decrease
Discount rate
(Decrease) increase in the defined benefits obligation	(1,142)	1,258

Salary increase rate
Increase (decrease) in the defined benefits obligation	532	(938)

	Increase in 1 year	Decrease in 1 year
Average life expectancies
(Decrease) increase in the defined benefits obligation	(53)	12

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

Our current Board of Directors was ratified at the Company’s Annual General Ordinary Shareholders’ Meeting held on April 28, 2025. Our directors, their principal occupations and years of service (rounded to the nearest year) as a director are as follows:

Name	Principal Occupation	Years as a Director	Age
Directors
Vanessa Serrano Cuevas	Chairman of the Board of Grupo TMM	6	50
Maria Josefa Cuevas Santos	Member of the Board	9	76
Miguel Oscar Adad Rosas	Member of the Board	4	62
Alberto Guillermo Saavedra Olavarrieta	Member of the Board	4	61
Francisco Javier García-Sabaté Palazuelos	Member of the Board	10	73
Boris Otto	Member of the Board	4	54
Jimena Serrano Cuevas	Member of the Board	2	53
Christian Venus Vazquez Coria	Secretary (non-member of the Board)	1	43

Additionally, this year, Mr. Andrés Hernández Fonseca was appointed at the same meeting as a member of the Company’s Board of Directors.

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

Andrés Hernández Fonseca

Mr. Andrés Hernández holds a degree in Economics from the Autonomous Technological Institute of Mexico and a Master's degree in Public Administration from Columbia University. Mr. Hernández has extensive experience in the financial and startup sectors. He currently leads a team of investors focused on a dual strategy of direct investments and international investment funds. He serves on various boards of directors, including consumer, healthcare, restaurant, technology, and industrial companies. He has worked as a business consultant in Mexico, Houston, and Bogotá, focusing on the oil and gas industry; and prior to that, he was an economic consultant on competition and international trade issues.

Executive Officers

Our officers serve at the discretion of our Board of Directors. Our executive officers, their position and years of service with us and as an executive officer are as follows:

Name	Position	Years of Service with the Company	Years of Service as Executive Officer
Corporate Directors
Vanessa Serrano Cuevas	Chair of the Board and Chief Executive Officer	6	4
Luis Manuel Ocejo Rodríguez	Deputy Executive Officer	42	18
Veronica Tego Sanchez	Chief Financial Officer	31	1
Gerardo Meza Vázquez	Audit Manager	24	4
Christian Venus Vázquez Coria	Legal Manager	14	4
Axel Xavier Vera de Castillo	Chief Information Officer	4	4
Mauricio Padruno González	Commercial Director	1 month	1 month

Business Unit Directors
Alejandro Romero Rodríguez	Director, Maritime Transportation	30	5
Víctor Velázquez Romo	Director, Maritime Infrastructure	13	5
Francisco Javier Estrada Serafín	Director of Land Logistics	6 months	6 months

Vanessa Serrano Cuevas, the CEO and Chairman of the Board of Directors, is the daughter of Mr. Jose F. Serrano Segovia and Mrs. Maria Josefa Cuevas de Serrano.

B.  Compensation

In accordance with the laws of Mexico, we do not report executive compensation on an individualized basis. The disclosure below includes all forms of compensation given by us in exchange for services rendered by our corporate directors.

In fiscal year 2024, the aggregate compensation paid to our directors and executive officers was approximately $17.3 million. This amount includes salaries, director fees, and benefits in kind.

Of this total:
•	Our executive officers (including the Chief Executive Officer, Chief Financial Officer and other members of senior management) received aggregate compensation of approximately $16.4 million.
•	Our directors, for their service on the Board of Directors and its committees, received aggregate fees and emoluments of approximately $0.9 million.

Pension, Retirement or Similar Benefits

Seniority bonuses, retirement plan obligations (“Pension Benefits”) and other employee compensation payable at the end of employment are based on actuarial calculations using the projected unit credit method. Pension Benefits are based mainly on years of service, age and salary level upon retirement.

Seniority bonuses, Pension Benefits and other employee compensation payable upon termination include the amortization of past service costs over the average remaining working lifetime of employees. Reserves for obligations at the end of the 2024, 2023 and 2022 fiscal years were $74,682, $77,390 and $84,652, respectively.

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

Audit and Corporate Practices Committee

The Board of Directors maintains an Audit and Corporate Practices Committee composed of independent directors, each with extensive experience in the analysis and evaluation of financial reporting and knowledge of internal controls and procedures for financial reporting. The current members of our Audit and Corporate Practices Committee are Mr. Miguel Oscar Adad, Mr. Boris Otto and Mr. Francisco Javier García-Sabaté Palazuelos, C.P. On April 28, 2025, at the General Shareholders’ Meeting Mr. Francisco Javier García-Sabaté Palazuelos, C.P. was appointed as an independent director and as the chair of our Audit and Corporate Practices Committee, and he is also considered a financial expert in accordance with the standards described in Section 407 of the Sarbanes Oxley Act of 2002. In accordance with Mexican Securities Law and Mexican Corporate Practices, the committee’s responsibilities include, among others:

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

Code of Ethics

The Company has adopted a Code of Ethics, which applies to its principal executive officer, principal financial officer, and other members of our senior management. The Code of Ethics may be viewed on the Company website at www.tmm.com.mx. An English version of this document is available upon written request sent to Grupo TMM, S.A.B., Convento de Acolman 58-B, Jardines de Santa Monica, 54050, México, Attn: Human Resources.

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

D.  Employees

As of March 31, 2025, we had 764 employees, approximately 5.4% of whom were unionized, and as of December 31, 2024, we had 720 employees, approximately 8% of whom were unionized.

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

E.  Share Ownership

As of April 22, 2025, the Serrano family held 113,107,152 Shares directly, and the CPO Trustee maintained 15,118,086 Shares of our capital stock in the form of ADSs, including 6,836,510 Shares that are beneficially owned by the Serrano family. Accordingly, as of such date, the Serrano Segovia family controlled the voting power of our capital stock. The voting power controlled by the Serrano family varies from time to time, depending upon the number of Shares held by the Serrano family and by the CPO Trust and others. As of April 22, 2025, other than as set forth below in the section entitled “Major Shareholders” each of our other directors, alternate directors or executive officers owns less than one percent of our Shares on an individual basis.

Shares were contributed to the CPO Trust established with a 30-year term by Nacional Financiera, S.N.C. (the “CPO Trustee”) on November 24, 1989. The CPO Trustee authorized the issuance of non-redeemable ordinary participation certificates (certificados de participación ordinarios no amortizables) (“CPOs”) that correspond to our Shares. One CPO may be issued for each Share contributed to the CPO Trust. CPOs constitutes separate negotiable instruments different and apart from the Shares, and afford to their holders only economic rights with respect to the Shares held in the CPO Trust. Such voting rights are exercisable only by the CPO Trustee, which is required by the terms of the CPO Trust to vote such Shares in the same manner as holders of a majority of the outstanding Shares not held in the CPO Trust and voted at the relevant meeting. Mexican and non-Mexican investors may hold CPOs without restrictions of any kind. The acquisition of Shares representing 5% or more of the capital stock of Grupo TMM by any person or group of persons (other than the Serrano Segovia family and the CPO Trustee), in one or a series of simultaneous or successive transactions requires the prior approval of the Board of Directors. As of April 22, 2025, the CPO Trustee held CPOs representing an aggregate of 15,118,086 Shares in the form of ADSs.

F.  Disclosure of Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

The following table indicates, as of April 22, 2025, unless otherwise indicated, the shareholders that beneficially own 5% or more of our outstanding Shares (the “Major Shareholders”). The percentage of our outstanding Shares owned by each Major Shareholder shown below is based on the 174,553,127 Shares outstanding as of April 22, 2025. For purposes hereof, each Major Shareholder with shared voting or investment authority with respect to certain securities is deemed to beneficially own all such securities.

Shareholder	Number of Shares	Percentage of Shares Outstanding
Vanessa Serrano Cuevas	59,454,348	34.0%
Jimena Serrano Cuevas	34,191,590	19.6%
José F. Serrano Segovia(a)	19,461,214	11.1%

(a)
Based upon information made known to the Company and reports of beneficial ownership filed with the SEC, the Serrano Family beneficially owns 113,107,152 Shares, including 19,461,214 Shares held by VEX, a Mexican corporation in which José F. Serrano Segovia holds 100% of the voting stock, and 500 Shares beneficially owned by Promotora Servia, S.A. de C.V. (“Promotora”), a Mexican corporation controlled by José F. Serrano Segovia, and which are owned directly by its subsidiary, Servicios Directivos Servia, S.A. de C.V. (“Servicios”), a Mexican corporation.

Change in Percentage Ownership

No major shareholder has disclosed any significant changes in their shareholding percentage during the three years ending December 31, 2024, 2023, and 2022, with the exception of Jimena Serrano Cuevas, who held a 19.6% stake as of 2023.

Voting Rights and Control

As of April 22, 2025, 15,118,086 Shares were held in the form of ADSs, which have limited voting rights. The Shares held in the form of ADSs are held directly by the CPO Trust. The voting rights for those Shares are exercisable only by the trustee of the CPO Trust, which is required by the terms of the trust agreement to vote such Shares at any shareholders’ meeting in the same manner as the majority of the Shares that are not held in the CPO Trust are voted. Of the 159,435,041 Shares held outside of the CPO Trust as of April 22, 2025, the Serrano family beneficially owns 106,270,642, or 66.7% of such Shares. As a result, the Serrano family could direct and control the policies of the Company and its subsidiaries, including mergers, sales of assets and similar transactions. See Item 9. “The Offer and Listing.” Except for the limited voting rights applicable to their ADSs, none of the Major Shareholders have voting rights that differ from those applicable to other holders of Shares.

Other than the Serrano family, which may be deemed to control the Company, to our knowledge we are not directly or indirectly owned or controlled by any other corporation, by any foreign government or by any other natural or legal person, severally or jointly. We are not aware of any arrangement which may at a later date result in a change of control of the Company.

B.  Related Party Transactions

To date, the Company has no related parties as third-party partners.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.  Consolidated Statements and Other Financial Information

See Item 18 - “Financial Statements.”

A.7  Legal Proceedings

Refined Product Services (“RPS”) Claim

On August 7, 2007, TMM filed a claim for arbitration against RPS for the amount of US$50,000 (approximately $1.06 billion pesos) for various expenses incurred by TMM due to the delay of the delivery of the tanker vessel Palenque.

On October 19, 2007, RPS filed a countersuit for US$3.0 million (approximately $61.5 million pesos), alleging that TMM failed to maintain the tanker vessel Palenque, and also filed a claim for consequential damages for losing a contract while the vessel was being repaired. No significant events occurred in the proceedings during 2022, 2023 and 2024, and as of the date of the consolidated financial statements included herein. TMM believes that its counterclaim is strong and that it has sufficient elements and arguments for its defense. Although it is impossible to predict the outcome of any legal proceeding, we believe this claim to be without merit and intend to defend this proceeding vigorously.

Tax Liabilities Claim

TMM has initiated an appeal to secure the annulment of various tax liabilities asserted by the Mexican tax authorities concerning the 2005 tax year.

On April 14, 2021, the Federal Court of Tax and Administrative Justice  issued a ruling, annulling various tax liabilities, with the exception of certain deductions for which a judgement of $1.5 million pesos was issued. Said judgement has been paid in installments.

On March 25, 2025, the judgment was notified where the protection requested by TMM was denied, where the validity of the resolution where various tax credits were determined for alleged omissions in the matter of Income Tax and VAT Withholdings to residents abroad, corresponding to the 2014 fiscal year, was confirmed. On April 14, 2025, the Appeal for Review was filed against the judgment issued in the trial where protection and protection from the Justice of the Union is requested.

Motions for Annulment of Various Tax Provisions

During 2017 and 2016, Grupo TMM filed Motions for Annulment with the Federal Court of Administrative Justice against various decisions of the Tax Administration Service (SAT) challenging (i) the rejection of deductions (tax year 2007), (ii) modifications to the Fiscal Consolidation Regime for controlled companies (tax year 2005), (iii) deferred income tax on consolidation (tax year 2010), and (iv) the termination of the consolidation regime (tax year 2013). It is worth noting that we have resorted to that all jurisdictional bodies, we also conducted a re-evaluation of the determinants for a negotiation in favor of the interests of the Group. As of the date of the consolidated financial statements and as a result of the Judicial Reform and the strike caused by the same issue in July 2024, these remain under review.

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

In considering whether accrual of a loss contingency is necessary in connection with legal claims outstanding that could, both individually or in the aggregate, have a material effect on the financial condition or operating results of the Company, the Company evaluates the requirements of paragraph 14 of IAS 37 to determine whether the Company has a present obligation (legal or constructive), whether it is probable that an outflow of resources will be required in order to settle the obligation, and whether the amount of the obligation can be reliably estimated. Based on management’s review and analysis of the legal claims outstanding for the fiscal year ended December 31, 2024, the Company concluded that it did not have a present obligation in respect of any legal claims outstanding other than the mutual claims described above.

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

The Company has significant transactions and relationships with related parties. The Company maintains documentation which confirms that the terms of these transactions were conducted in 2023 in a manner similar to transactions between unrelated parties. The Company and its subsidiaries are in the process of compiling similar documentation for 2024.

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

Our Shares continue to trade in Mexico on the Mexican Stock Exchange under the ticker symbol TMMA. In the United States, our ADSs, each representing five CPOs, trade on the OTC market under the ticker symbol GTMAY following their delisting from the NYSE on June 12, 2012. Our ADSs continue to be registered under the U.S. Securities Exchange Act of 1934 and are issued and exchanged in New York by The Bank of New York Mellon, which replaced Citibank, N.A. as depositary on December 18, 2009. As of April 22, 2025, of the 174,553,127 outstanding Shares, 15,118,086 were held in the form of ADSs.

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

Share Repurchase Program

On December 14, 2007, the Company announced that its Board of Directors had given its approval to constitute a reserve fund to repurchase Shares during their meeting held in November of that year. The Share repurchase program was also approved by the Company’s shareholders at a shareholders’ meeting. The program was approved for an amount of up to US$10 million (approximately $205.1 million). The Company has repurchased 1,577,700 Shares under the program since its approval in 2007.

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

On June 4, 2008, certain articles of the Company’s Bylaws were amended at the General Shareholders’ Meeting. The modification to Article 14 added further restrictions to the acquisition or the transfer of the Company’s shares providing more specific detail with respect to the requirements and authorizations required in order to acquire five percent or more of the Company’s shares. Article 25 was modified in order to comply with the Mexican Exchange Law (Ley del Mercado de Valores). Finally, Article 27 was modified to clarify which shareholders are required to sign the Shareholders’ Meeting Attendance Sheet. This General Shareholders’ Meeting was properly formalized in public deed number 18,196 (filing before the Public Commerce Registry pending) by and before Mr. Juan Martín Álvarez Moreno, Public Brokerage number 46 of Mexico City, Federal District.

On December 15, 2009, certain articles of the Company’s Bylaws were amended at the General Shareholders’ Meeting. The modification to Article 6 approved a capital increase. This General Shareholders’ Meeting was properly formalized in public deed number 21,851 (filed before the Public Commerce Registry pending) by and before Mr. Juan Martín Álvarez Moreno, Public Brokerage number 46 of Mexico City, Federal District.

On November 15, 2023, the Company’s Bylaws were amended at the General Shareholders’ Meeting. The amendment to Article 6 approved a capital increase.

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

At the General Shareholders’ Meeting held on March 16, 2023, the Company’s shareholders agreed to carry out a capital increase for an amount of $151,978, through the issuance of up to 72,370,286 common, no-par value shares representing the share capital of Groupo TMM. Said capital increase was authorized by the CNBV through official letter number 153/5296/2023 dated June 27, 2023 and subscribed in its entirety by the shareholders in the month of October 2023.

As of December 31, 2024, 2023 and 2022, share capital is made up of 174,553,127, 174,553,127 and 102,182,841 shares outstanding, common shares, nominal shares, no-par value shares, and shares with voting rights, respectively, which may be owned by persons or investors of Mexican nationality, Mexican company or Mexican companies whose bylaws contain the exclusion clause for foreigners. The shares can be acquired by foreigners under the figure of American Depositary Shares (‘ADS’).

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

Ordinary Shareholders’ Meetings require the attendance of shareholders holding at least half the shares that have the right to attend such meetings, and the affirmative vote of a majority of the holders present at any such meeting, in a first call, and in a second call, the affirmative vote of a majority of the holders of shares that have the right to attend any such meeting irrespective of the number of shares presents thereat, in order to make decisions.

Extraordinary Shareholders’ Meetings require the attendance of shareholders holding at least 75% of the shares that have the right to attend and vote at any such meetings, and the affirmative vote of at least half the issued and outstanding shares entitled to vote at the first call, and at the second or subsequent call, the attendance and affirmative vote of at least half the issued and outstanding shares entitled to attend and vote at any such meeting in order to make decisions.

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

Any foreigner who acquires any interest or participation in our capital stock through CPOs will be considered a Mexican citizen insofar as Mexican law and we are concerned (except with respect to the right to own Shares) and will be deemed to understand and agree that such foreigner may not invoke the protection of his or her government in connection with his interest or participation in the Company, under penalty of forfeiture of such interest or participation in favor of the United Mexican States.

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

General

For purposes of this summary, a “U.S. holder” means a beneficial owner of ADSs, who is, for U.S. federal income tax purposes, (i) a citizen or individual resident of the United States, (ii) a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States, any state therein or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of source, or (iv) a trust, if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (B) the trust has a valid election in place to be treated as a United States trust. A “non-U.S. holder” is any holder other than a U.S. holder (and that is not a partnership or other entity that is a flow-through entity for U.S. tax purposes). The tax treatment of persons who hold their ADSs through a partnership (including an entity treated as a partnership or other flow-through entity for U.S. federal income tax purposes) generally will depend upon the status of the partner and the activities of the partnership. Partners in a partnership holding ADSs should consult their tax advisors.

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

Dividends - Dividends distributed from net taxable profits generated after or during 2014, either in cash or in any other form, paid with respect to the Shares underlying the CPOs represented by our ADSs generally will  be subject to a 10% Mexican withholding tax. Our ADSs are not subject to Mexican withholding tax if such dividends were distributed from the net taxable profits generated before 2014.  However, a U.S. Holder that is eligible to claim the benefits of the Tax Treaty may be exempt from or subject to a lower withholding tax rate on dividends paid with respect to the shares underlying the CPOs, including those CPOs represented by ADSs.

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

This summary is directed solely at U.S. holders that hold their ADSs as capital assets and whose functional currency is the Dollar. This summary does not discuss all of the U.S. federal income tax consequences that may be relevant to U.S. holders, particularly those that may be subject to special treatment under U.S. federal income tax laws, including, but not limited to, partnerships, banks, financial institutions, thrifts, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, U.S. holders whose functional currency is not the U.S. dollar, tax-exempt investors, expatriates, former long-term U.S. residents, U.S. holders that reside outside the United States, persons who received shares in return for services rendered or in connection with their employment, securities traders who elect to account for their investments in ADSs on a mark-to-market basis, persons that own (or are deemed to own for U.S. tax purposes) 10% or more of the voting stock or value of the Company, U.S. Holders that must accrue income pursuant to Section 451(b) of the Code, or persons that hold their ADSs as part of a hedge, straddle, conversion or other integrated transaction. This summary does not discuss any United States federal estate, gift or alternative minimum tax consequences or the tax laws of any state, local or foreign government that may be applicable.

For United States federal income tax purposes, a holder of an ADS generally will be treated as the beneficial owner of the CPOs represented by such ADS and such CPOs should represent a beneficial interest in the underlying Shares represented by such CPOs.

Distributions - Distributions with respect to our ADSs (without reduction for Mexican withholding tax) that are paid out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) will be includible in the gross income of a U.S. holder as dividend income when the distributions are received by CPO trustee, and, in general, will not be eligible for the dividends received deduction otherwise allowable to U.S. holders that are corporations. To the extent that a distribution exceeds our current and accumulated earnings and profits, it will be treated first as a nontaxable return of the U.S. holder’s adjusted tax basis in its ADSs to the extent of such tax basis, and then as gain from the sale or exchange of a capital asset.

A U.S. holder may be entitled, subject to a number of complex limitations and conditions (including a minimum holding period requirement), to claim a U.S. foreign tax credit in respect of any Mexican income taxes withheld on dividends received in respect of the ADSs. Subject to certain limitations, a U.S. holder who does not elect to claim a credit for any foreign income taxes paid during the taxable year may instead claim a deduction in respect of such income taxes provided the U.S. Holder elects to deduct (rather than credit) all foreign income taxes for that year. Dividends received in respect of ADSs generally will be treated as foreign-source income, and generally will be treated as passive category income for most U.S. Holders. The rules relating to computing foreign tax credits or deducting foreign taxes are extremely complex, and U.S. holders should consult their own tax advisors regarding the availability of foreign tax credits under their particular circumstances.

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

Subject to certain exceptions for short-term and hedged positions, dividends received with respect to the ADSs by an individual U.S. holder generally will be subject to United States federal income tax at preferential rates applicable to long-term capital gain if the dividends are “qualified dividends.” Qualified dividends with respect to an individual U.S. holder generally include dividends that are received from a “qualified foreign corporation”, provided the U.S. holder meets certain holding period requirements with respect to its ownership of such qualified foreign corporation. A qualified foreign corporation generally includes a foreign corporation if (A) (i) its shares, including its ADSs, are readily tradable on an established securities market in the United States, or (ii) it is eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service (“IRS”) has approved for purposes of the qualified dividend rule, and (B) it was not a passive foreign investment company (“PFIC”) in the taxable year in which the dividend was paid or in the preceding taxable year. The U.S. Treasury has approved the Tax Treaty for the purposes of the qualified dividend rules, and we believe that we should be eligible for the benefits of the Tax Treaty. Further, as discussed below, we believe that we are not a PFIC. Therefore, we believe that dividends paid to an individual U.S. holder with respect to the ADSs may be subject to U.S. federal income tax at preferential rates applicable to long-term capital gain, provided such U.S. holder otherwise meets the requirements for the application of such rate. U.S. holders should consult their tax advisers regarding the availability of the preferential dividend tax rates in light of their particular circumstances.

Dispositions - In general, upon the sale or other disposition of ADSs, a U.S. holder will recognize gain or loss equal to the difference between the amount realized on the sale or disposition (in Dollars, generally determined at the spot rate on the date of disposition if the amount realized is denominated in a foreign currency) and the U.S. holder’s adjusted tax basis in the ADSs (in Dollars). The gain or loss generally will be long-term capital gain or loss if the ADSs have been held for more than one year on the date of the sale or other disposition. Certain non-corporate U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deductibility of capital losses is subject to limitations. Deposits and withdrawals of CPOs by a U.S. holder in exchange for ADSs generally will not result in the realization of gain or loss for U.S. federal income tax purposes. Unless treated otherwise pursuant to an applicable tax treaty, gain or loss recognized by a U.S. holder on a sale or other disposition of ADSs generally will be treated as gain or loss from sources within the United States for United States foreign tax credit purposes.

In addition, under current law, certain U.S. Investors that are individuals, estates or trusts are required to pay an additional 3.8% tax on various types of investment income. Such U.S. Investors should consult their tax advisors regarding the applicability and the effect of this tax with respect to an investment in our ADSs.

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

We believe that we were not a PFIC for United States federal income tax purposes. However, because PFIC status depends upon the annual composition of our income and assets and the market value of our assets (including certain equity investments of less than 25%) and because the characterization of certain income and assets is uncertain under the PFIC rules, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. holder held ADSs, certain adverse consequences could apply to such U.S. holder.
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

The following information includes “forward-looking statements” that involve risk and uncertainties. Actual results could differ from those presented. All information below is presented under IFRS as of December 31, 2024, in pesos.

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

Foreign Currency Risk

Historically, a majority of the Company’s revenues have been denominated in U.S. dollars, while approximately half of our costs and expenses have been denominated in Pesos. As such, the Company is exposed to foreign currency risk and may occasionally use currency derivatives to manage alternating levels of exposure. These derivatives allow the Company to offset an increase in operating and/or administrative expenses arising from foreign currency appreciation or depreciation against the U.S. dollar.

The Company’s income from operations may therefore be materially affected by variances in the exchange rate between the U.S. dollar and the Mexican Peso. Mexican Pesos historically have been subject to greater risk of devaluation and have tended to depreciate against the U.S. dollar. Given that a large proportion of the Company’s revenues are denominated in U.S. dollars, the Company has sought to reduce its exposure to foreign currency risk by holding a portion of its debt in U.S. dollars. Currently, approximately 87% of the Company’s indebtedness is denominated in U.S. dollars.

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

At December 31, 2024 and 2023, the Company had monetary assets and liabilities denominated in currencies other than the Mexican Peso as follows:

	December 31
	(in thousand Pesos)
	2024	2023
Assets	$830,552	$394,568
Liabilities	(1,123,150)	(429,188)
	$(292,598)	$(34,620)

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

	Breakdown of Fixed and Variable Rates of Financial Obligations(1)(2)
	Expected Maturity (in millions of pesos)
	2025	2026	2027	2028	Thereafter	Total	Fair Value
Long term Liabilities
Fixed Rate	$268.3	$23.3	$16.4	$16.8	$43.2	$368.0	$368.0
Average Interest Rate	13.39%	9.12%	8.59%	8.75%	10.75%	12.18%		**
Variable Rate	$14.7	$22.5	$25.9	$31.1	$255.7	$349.9	$349.9
Average Interest Rate	6.98%	—	—	—	—	6.98%		**

(1)	Information as of December 31, 2024.
(2)	Considers debt obligations and liabilities associated with our long-term operating leases.
**	Not applicable

From time to time, we use derivative financial instruments such as interest rate cap transactions for hedging purposes in order to reduce our exposure to increases in interest rates. The Company is not currently hedging its interest rate exposure through the use of any derivative financial instruments.

Commodity Price Risk

The Company is exposed to price changes in the commodities markets for certain inventory goods, and specifically fuel. The Company purchases its diesel fuel on the spot market within Mexico, and it purchases ship bunker fuel in the United States for certain of its operations. These purchases are affected by price changes in the international energy commodity market. In the past, the Company has entered into derivatives transactions for fuel and other commodities to manage these risks and may continue to engage in similar transactions in the future.

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

Derivative Instruments

As of December 31, 2024, the Company was not holding any derivative instruments for hedging purposes.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

American Depositary Shares

The Bank of New York Mellon, the depositary, collects its fees for delivery and surrender of ADSs directly from investors depositing CPOs or surrendering ADSs for the purpose of withdrawal, or from intermediaries acting on their behalf. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of the distributable property to pay the fees. The depositary may collect its annual fee for depositary services by making deductions from capital distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons depositing or withdrawing CPOs must pay:		For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	•	Issuance of ADSs, including issuances resulting from a distribution of CPOs or rights or other property
	•	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement is terminated

US$.02 (or less) per ADS	•	Any cash distribution to registered holders of ADSs

US$.02 (or less) per ADSs per calendar year	•	Depositary services

A fee equivalent to the fee that would be payable if securities distributed to holders had been CPOs and the CPOs had been deposited for issuance of ADSs	•	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to registered holders of ADSs

Registration or transfer fees	•	Transfer and registration of CPOs on the register to or from the name of the depositary or its agent when a holder deposits or withdraws CPOs

Depositary expenses	•	Cable, telex and facsimile transmissions as expressly provided in the deposit agreement

	•	Converting foreign currency to U.S. dollars

Taxes and other governmental charges payable by the depositary or the custodian on any ADSs or CPOs underlying ADSs, for example, stock transfer taxes, stamp duty or withholding taxes	•	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	•	As necessary

Fees payable by the depositary

The depositary has agreed to reimburse us for expenses we incur in connection with the establishment of the ADS facility, including legal fees, fees due to the previous depositary, investor relations expenses and other facility-related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. The depositary has also agreed to pay its standard out-of-pocket administrative, maintenance and shareholder services expenses for the ADSs. Such expenses include the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationary, postage, facsimile and telephone calls, and certain investor relationship programs or special investor relations promotional services. We did not receive any reimbursements from the depositary during the years ended December 31, 2022, 2023 and 2024, respectively.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See Item 4. “Information on the Company - History and Development of the Company.- Reclassification of Series A and Series L”

ITEM 15.	CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

As of December 31, 2024, the Company carried out an evaluation, under the supervision and with the participation of management, of the effectiveness of its disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Based on this evaluation, management concluded that the Company’s disclosure controls and procedures were not effective due to a material weakness in internal control over financial reporting, specifically related to period-end financial reporting controls due to lack of sufficient internal accounting personnel and segregation of duties.

It is important to note that this material weakness did not result in any misstatements or restatements of the Company’s previously issued financial statements, and management believes the consolidated financial statements included in this Annual Report on Form 20-F fairly present, in all material respects, the Company’s financial position, results of operations, and cash flows for the periods presented.

(b)	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Securities Exchange Act. In accordance with this responsibility, management conducted an evaluation of the effectiveness of our internal control over financial reporting concluding that was not effective as of December 31, 2024, due to ineffective controls over period end financial reporting, which is considered as a “material weakness”, without this leading to errors or restatements of the Company’s previously issued financial statements  and has implemented the following plan:

Remediation Plan

Management has initiated a remediation plan to address this matter, which includes enhancing the accounting and financial reporting team, improving segregation of duties, providing additional training, and implementing expanded monitoring and oversight controls. These actions are designed to remediate the identified weakness and to strengthen the overall control environment.

We remain confident that these improvements will reinforce the reliability of our financial reporting, strengthen our control environment, and allow us to meet all 2025 filing requirements on time.

(c)	Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors of Grupo TMM maintains an Audit and Corporate Practices Committee which is comprised of three independent directors, each of whom has significant experience in analyzing and evaluating financial reports and an understanding of internal controls and procedures for financial reporting. On April 28, 2024, the General Assembly of Shareholders appointed as independent director Mr. Francisco Javier García-Sabaté Palazuelos, who is considered a financial expert in accordance with the standards described in Section 407 of the Sarbanes Oxley Act of 2002.

ITEM 16B.	CODE OF ETHICS

Grupo TMM has adopted a code of ethical conduct entitled, “Code of Ethics,” covering all its officers, including its principal executive officer, principal financial officer and principal accounting officer, and all of its employees. We will provide a copy of the Company’s Code of Ethics free of charge upon written request sent to Grupo TMM, Convento Acolman 58-B, Jardines de Santa Mónica, 54050, México, Attn: Human Resources.

We have not granted any waivers to any provision of our Code of Ethics to any officer, employee or member of the Audit or Corporate Practices Committee during the Company’s fiscal year ended December 31, 2024.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table reflects our principal accounting fees and services for the years 2024 and 2023:

GRUPO TMM, S. A. B.
Summary of Auditors’ Payments
(In thousands of Pesos)
	As of December 31,
	2024	2023
Audit Fees(a)	$5,930.0	$6,500.8

(a)
“Audit Fees” means the aggregate fees billed for professional services rendered by our independent registered public accountant for the audit of our Annual Financial Statements, the Annual Report filed with the SEC and review of our SEC filings.

The Company’s Audit Committee pre-approves all fees for the services provided by the independent auditors, including the fees for 2023 and 2024, in accordance with the Company’s policies and procedures.

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

Grupo TMM's Board of Directors has established insider trading policies and procedures to provide guidance on the purchases, sales and other dispositions of our securities by our officers, directors, employees and other relevant persons, with the goal of promoting compliance with applicable insider trading laws, rules and regulations.

Our Insider Trading Policy is filed as Exhibit 11.1 to this Form 20-F.

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

The availability of up-to-date information and ongoing employee training are fundamental pillars in maintaining secure and sustainable operations. The combination of effective governance, the strategic leadership of the CIO, and the support of industry-leading technology providers allows Grupo TMM to maintain a robust cybersecurity posture, effectively protecting its systems, data, and operational infrastructure.

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

GRUPO TMM, S.A.B.
		By:	/s/ Verónica Tego Sánchez
Verónica Tego Sánchez
Chief Financial Officer

Date:	October 1, 2025

Consolidated Financial Statements and Report of Independent Registered Public Accounting Firm

Grupo TMM, S.A.B. and Subsidiaries

December 31, 2024 and 2023

Salles, Sainz – Grant Thornton, S.C. Periférico Sur 4338 Col. Jardines del Pedregal 04500, Mexico City www.grantthornton.mx

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of

Grupo TMM, S.A.B.:

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Grupo TMM, S.A.B. and subsidiaries (‘Grupo TMM’ or the ‘Company’) as of December 31, 2024 and 2023, the related consolidated statements of profit or loss, comprehensive income or loss, changes in stockholders’ equity, and cash flows, for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively referred to as the ‘consolidated financial statements’). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Grupo TMM as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (‘PCAOB’) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor we were engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by Management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

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

a.	Fair value measurement of properties

As described in Note 2, Grupo TMM applies the revaluation model for its properties (land and buildings), in accordance with IFRS Accounting Standards; under this model, the values of these assets are expressed at their fair value.

We have considered this matter as a critical audit matter due to the significance of the value of properties amounting to $1,535,379 (thousands of pesos) and representing 68% of the property and equipment line item, and the significant effect of estimates and assumptions used in determining the fair value, which are based on market information and observable data that may differ from the actual prices that can be achieved in market transactions as of the reporting date. Our audit procedures included, among others, the following:

•	we incorporated independent valuation experts to assist us in:

-	verifying the characteristics and conditions of the properties;
-	validating the methodology and data used; and
-	corroborating the reasonableness of the unobservable data considered in the calculation.

•	we validated the appropriate recognition of the accounting effects of fair value measurements, including the effect on deferred income tax; and

•	we verified compliance with disclosures regarding accounting policies and aspects related to fair value measurements.

b.	Impairment of long-lived assets

The value of Grupo TMM’s long-lived assets, including intangible assets with indefinite useful lives (brands), amounts to $2,518,396 (thousands of pesos) and represents 63% of the total assets. In accordance with IFRS Accounting Standards, Grupo TMM is required to perform impairment tests annually or more frequently if events or changes in circumstances indicate a possible impairment.

An impairment loss is recognized for the amount by which the carrying amount of the cash-generating unit exceeds its recoverable amount, which is the higher of fair value less costs to sell and value in use. To determine the value in use, Management estimates the expected future cash flows of each cash-generating unit and determines an appropriate interest rate to discount those cash flows.

We have considered this matter as a critical audit matter due to the importance of long-lived assets in relation to the consolidated financial statements and the complexity of accounting requirements for determining the recoverable amount and the high degree of uncertainty in the data and assumptions used. Regarding the impairment test conducted by Grupo TMM, the audit procedures applied included, among others:

•	we evaluate the appropriate identification of the cash-generating units of the Company;

•	we engaged an independent valuation expert to assist us in understanding and validating the assumptions, methodologies, and data used by the Company, in particular:

-	the projections of future cash flows for each of the cash-generating units;
-	the reasonableness of the growth rates used compared to the Company’s historical growth rates and industry averages; and
-	the appropriate determination of the discount rate, including the reasonableness of the data used by the Company.

•	we validate the appropriate determination, if applicable, of any impairment loss and its appropriate accounting recognition; and

•	we verify compliance with disclosures regarding accounting policies and aspects related to the impairment of long-lived assets.

We have served as the Company’s auditor since 2005.

/s/ Salles, Sanz
Grant Thorton, S.C.
Auditor Firm ID number: 1245

Mexico City, Mexico
October 14, 2025

Consolidated statements of financial position
As at December 31, 2024 and 2023
(Amounts in thousands of pesos, except number of shares)

	2024	2023
Assets
Current
Cash and cash equivalents (Note 6)	$207,110	$98,379
Restricted cash (Note 6)	-	1,665
Trade receivables, net (Note 7)	696,841	307,753
Other accounts receivable (Note 8)	210,841	214,091
Related parties (Note 14)	74,187	70,078
Materials and supplies	33,587	43,505
Prepaid expenses	163,649	144,700
Total current assets	1,386,215	880,171

Non-current
Other accounts receivable non-current (Note 8)	63,019	195,473
Property and equipment, net (Note 9)	2,271,299	1,826,132
Right-of-use assets, net (Note 10)	67,205	147,951
Intangible assets (Note 11)	156,458	160,116
Other non-current assets	47,716	56,987
Total non-current assets	2,605,697	2,386,659
Total assets	$3,991,912	$3,266,830

Liabilities
Short-term
Short-term portion of the financial debt (Note 13)	$102,388	$64,139
Short-term leases liabilities (Note 10)	22,419	67,143
Trade payables	356,200	350,653
Accounts payable and accrued expenses (Note 15)	588,471	340,744
Related parties (Note 14)	172,409	147,098
Total short-term liabilities	1,241,887	969,777

Long-term
Long-term portion of the financial debt (Note 13)	374,660	12,374
Long-term lease liabilities (Note 10)	60,183	100,436
Employee benefits (Note 22)	74,682	77,390
Deferred income tax (Note 20)	132,060	132,476
Total long-term liabilities	641,585	322,676
Total liabilities	1,883,472	1,292,453

Stockholders’ equity (Note 16):
Share capital	2,368,711	2,368,711
Treasury shares	(46,805)	(46,805)
Accumulated results	(939,418)	(1,081,934)
Other components of equity	697,089	705,851
Controlling interest	2,079,577	1,945,823
Non-controlling interest	28,863	28,554
Total stockholders’ equity	2,108,440	1,974,377
Total liabilities and stockholders’ equity	$3,991,912	$3,266,830

The accompanying notes an integral part of these consolidated statements of financial position.

Consolidated statements of profit or loss
For the years ended December 31, 2024, 2023 and 2022
(Amounts in thousands of pesos, except per share amounts and number of shares)

	2024	2023	2022

Revenues (Note 17)	$1,753,576	$1,218,647	$1,683,056

Costs and expenses:
Salaries, wages and employee benefits (Note 22)	314,931	274,954	285,316
Leases of properties and equipment (Note 10)	813,819	531,468	700,449
Operative and administrative services	256,048	217,596	345,215
Fuel, materials and supplies	99,473	81,827	194,029
Depreciation, amortization and loss from revaluation	95,231	125,122	99,519
Other costs and expenses	17,699	16,776	15,639
	1,597,201	1,247,743	1,640,167
Profit (loss) before other income (expenses)	156,375	(29,096)	42,889

Other income (expenses) (Note 18)	56,299	65,787	(10,378)
Operating profit	212,674	36,691	32,511

Financing cost:
Interest income	2,272	2,049	533
Interest expense and other financial costs (Note 19)	(48,128)	(63,066)	(61,563)
Exchange (loss) gain, net	(52,023)	19,584	(169)
	(97,879)	(41,433)	(61,199)
Profit (loss) before taxes	114,795	(4,742)	(28,688)

Income tax benefit (Note 20)	-	20,200	29,591
Net income for the year	$114,795	$15,458	$903

Attributable to:
Non-controlling interest	309	(4,733)	(2,638)
Controlling interest	114,486	20,191	3,541
	$114,795	$15,458	$903

Earning per share for the year (Note 23)
Income per share for the year	$0.656	$0.169	$0.035

Weighted average number of shares for the year	174,553,127	119,433,910	102,182,841

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of comprehensive income
For the years ended December 31, 2024, 2023 and 2022
(Amounts in thousands of pesos)

	2024	2023	2022

Net income for the year	$114,795	$15,458	$903

Other comprehensive income:
Items that will not be subsequently reclassified to profit or loss
Actuarial gains, net (Note 22)	4,551	8,453	31,121
Revaluation surplus (deficit) (Note 24)	22,974	-	(58,231)
Income tax on other comprehensive income	(8,257)	(2,536)	8,133
Total of other comprehensive income for the year	19,268	5,917	(18,977)
Comprehensive income (loss) for the year	$134,063	$21,375	$(18,074)

Attributable to:
Non-controlling interest	309	(4,733)	(2,638)
Controlling interest	133,754	26,108	(15,436)
	$134,063	$21,375	$(18,074)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of changes in stockholders’ equity
For the years ended December 31, 2024, 2023 and 2022
(Amounts in thousands of pesos, except number of shares)

	Number of outstanding common shares	Share capital	Treasury shares	Accumulated results	Other components of equity	Subtotal	Non controlling interest	Total stockholders’ equity

Balances as of December 31, 2021	102,182,841	$2,216,733	$(46,805)	$(1,165,223)	$778,468	$1,783,173	$35,925	$1,819,098

Net income for the year	-	-	-	3,541	-	3,541	(2,638)	903
Other comprehensive income	-	-	-	30,399	(49,376)	(18,977)	-	(18,977)
Comprehensive loss for the year						(15,436)	(2,638)	(18,074)
Balances as of December 31, 2022	102,182,841	2,216,733	(46,805)	(1,131,283)	729,092	1,767,737	33,287	1,801,024

Capital increase (Note 16)	72,370,286	151,978	-	-	-	151,978	-	151,978
Net income for the year	-	-	-	20,191	-	20,191	(4,733)	15,458
Other comprehensive income	-	-	-	29,158	(23,241)	5,917	-	5,917
Comprehensive income for the year						26,108	(4,733)	21,375
Balances as of December 31, 2023	174,553,127	2,368,711	(46,805)	(1,081,934)	705,851	1,945,823	28,554	1,974,377

Net income for the year	-	-	-	114,486	-	114,486	309	114,795
Other comprehensive income	-	-	-	28,030	(8,762)	19,268	-	19,268
Comprehensive income for the year						133,754	309	134,063
Balances as of December 31, 2024	174,553,127	$2,368,711	$(46,805)	$(939,418)	$697,089	$2,079,577	$28,863	$2,108,440

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of cash flows
For the years ended December 31, 2024, 2023 and 2022
(Amounts in thousands of pesos)

	2024	2023	2022

Cash flows from operating activities:

Profit (loss) before taxes	$114,795	$(4,742)	$(28,688)
Adjustments to reconcile the profit with cash used in operating activities:
Depreciation, amortization and loss from revaluation	95,231	125,122	99,519
Other amortizations	7,405	8,736	7,277
Loss from the disposal of property and equipment, net	(10,042)	-	57,804
Gain from the sale of subsidiaries	-	(3,676)	-
Interest expense	44,735	54,484	55,891
Interest income	(2,272)	(2,049)	(533)
Unrealized exchange loss, net	11,047	5,267	1,479
Impairment of materials and supplies	23,531	-	-

Changes in assets and liabilities:
Trade receivables	(389,088)	132,106	(45,804)
Other accounts receivable and related parties	156,906	70,994	(19,171)
Materials and supplies	(13,613)	7,756	11,273
Prepaid expenses	(18,949)	(28,844)	3,507
Other non-current assets	12,929	(20,514)	7,698
Restricted cash release	1,665	394	46,144
Accounts payable and accrued expenses	208,998	(248,790)	34,183
Employee benefits	(2,708)	(7,262)	(17,723)
Total adjustments	125,775	93,724	241,544
Cash from operating activities	240,570	88,982	212,856

Cash from investing activities
Proceeds from sale of property, vessels and equipment	13,165	-	8,853
Acquisition of property and equipment	(469,460)	(131,345)	(25,231)
Proceeds from the sale subsidiaries	-	10,000	-
Interest received	2,272	2,049	533
Cash used in investing activities	(454,023)	(119,296)	(15,845)

Cash flow from financing activities
Capital increase	-	151,978	-
Increase of debt	412,349	28,068	4,300
Payments (increase) of debt related parties	-	(18,584)	3,550
Payments of debt	(25,614)	(24,027)	(35,504)
Lease payments	(67,204)	(78,437)	(97,807)
Interest paid	(4,784)	(8,360)	(8,571)
Cash from (used in) financing activities	314,747	50,638	(134,032)

Exchange effect on cash	7,437	(16,678)	(7,813)
Increase in cash and cash equivalents	108,731	3,646	55,166
Cash and cash equivalents, beginning of year	98,379	94,733	39,567
Cash and cash equivalents, end of year	$207,110	$98,379	$94,733

Supplementary information:
Income tax paid	$8,674	$4,452	$3,173

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements
December 31, 2024 and 2023
(Amounts in thousands of pesos, except number of shares and where otherwise indicated)

1	General information and nature of operations

Main activity

Grupo TMM, S.A.B. and subsidiaries (‘Grupo TMM’ or the ‘Company’) is a Mexican company whose principal activity is providing multimodal transport and logistics services to premium customers throughout Mexico. Company’s shares are listed and are traded in the form of ordinary participation certificates (‘CPOs’) on the Mexican Stock Exchange under the ticker symbol ‘TMM A’, and in the form of American Depositary Receipts (‘ADRs’) on the New York Stock Exchange on the OTC market under the ticker symbol TMM.

Grupo TMM’s head office is located at Convento de Acolman Street, 58-B, Col. Jardines de Santa Mónica, C.P. 54050, State of Mexico. Likewise, a significant portion of its maritime division activities is conducted at Calle 55 #2 Col. Electricistas, C.P. 24120, Ciudad del Carmen, Campeche.

The Company’s activities are grouped into the following service divisions:

•
Maritime division: includes specialized offshore shipping services, clean oil, and chemical products shipping, bulk carrier, shipping agency services and other activities related to the maritime transportation business.

•	Maritime infrastructure division : corresponds to revenues for minor and major repairs and maintenance to ships made at the facilities of the Company (shipyard).

•	Logistics, ports and terminals division: includes the operations of logistics solutions services and container and railcar maintenance and repair services, inland and seaport terminal services.

•	Warehousing division: includes bonded warehouse operations and management.

Structure of Grupo TMM

At December 31, 2024 and 2023, Grupo TMM holds the percentage of equity interest in various subsidiaries, the most significant are as follows:

	% of ownership
	2024	2023
Maritime
Transportación Marítima Mexicana, S.A. de C.V.	100%	100%
Administradora Marítima TMM, S.A.P.I. de C.V.	100%	100%
TMM Parcel Tankers, S.A. de C.V.	100%	100%

Maritime infrastructure
Inmobiliaria Dos Naciones, S. de R.L. de C.V.	100%	100%

Warehousing
Almacenadora de Depósito Moderno, S.A. de C.V. (Almacén General de Depósito)	100%	100%
Saricogui Logística, S.A.P.I. de C.V.	100%	100%

Logistics, ports and terminals
TMM Logistics, S.A. de C.V.	100%	100%
Autotransportación y Distribución Logística, S.A. de C.V.	100%	100%
Prestadora de Servicios MTR, S.A. de C.V.	100%	100%
Bimonte, S.A. de C.V.	100%	100%
Caoba Energía, S. de R.L. de C.V.	100%	100%
Services & Solutions Optimus, S. de R.L de C.V.	100%	100%
Servicios Administrativos API Acapulco, S.A. de C.V.	51%	51%
Administración Portuaria Integral de Acapulco, S.A. de C.V.	51%	51%

Personnel services
Mexschiff Operación de Personal, S.A.P.I. de C.V.	100%	100%
Omexmar Operadora Mexicana Marítima, S.A.P.I. de C.V.	100%	100%
Perhafen Services Marítimos, S.A.P.I. de C.V.	100%	100%
TMM Dirección Corporativa, S.A.P.I. de C.V.	100%	100%
Perjomar Operadora, S.A.P.I. de C.V.	100%	100%

Property leasing
Inmobiliaria TMM, S.A. de C.V.	100%	100%

The Company’s subsidiaries are incorporated in Mexico, where most of their activities take place.

Non-controlling interest in subsidiaries

Grupo TMM holds an equity interest in the subsidiaries Administración Portuaria Integral de Acapulco, S.A. de C.V. (API Acapulco) and Servicios Administrativos API Acapulco, S.A. de C.V., for which there is non-controlling interest; the associated effect on the Company’s consolidated financial statements is considered immaterial. These companies are established and conduct their activities in Mexico, as of December 31, 2024 and 2023, these companies no longer have operations since the concession to operate API Acapulco was not renewed.

Investments in associates

The Company maintains investments in the following associates:

(a)
In July 2014, Grupo TMM contributed $40,000 to the capital stock of Almacenes de Jugos Citricos de Mexico, S.A.P.I. de C.V., which represents 21% of the voting shares. Since this entity has not started up operations as of the issue date of the consolidated financial statements, Company’s Management decided to reserve the investment in its entirety.

(b)
The Company lost control of its Marítima del Golfo de México y Subsidiarias para el Petróleo, S.A. de C.V. (Marítima del Golfo) before TMM División Marítima, S.A. de C.V. in 2017, retaining 15% equity in its capital without exerting significant influence. Accordingly, this investment has been classified as an investment in associate. As of December 31, 2024, and 2023, the value of this investment is nil, since the stockholders’ equity of Marítima del Golfo is negative. Moreover, in accordance with the statutes of Marítima del Golfo, the stockholders only assume obligation in connection with their equity up to the amount thereof.

2	Statement of compliance with IFRS and going concern assumption

Grupo TMM’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). They have been prepared under the assumption the Company operates on a going concern basis, which assumes the Company will be able to discharge its liabilities as they fall due. In confirming the validity of the going concern basis of preparation, the Company has considered the following specific factors:

•
the Company has generated net income for the last three years presented, with a significant increase in 2024 in which it obtained a net income of $114,795; likewise, its current assets exceed short-term liabilities by $144,328;

•	the Company generated cash flows from operating activities in the current year of $240,570, and an increase in cash and cash equivalents in that same period of $108,731;

•	as of this date the Company has short-term and long-term contracts with various clients in its different operating segments;

•
finally, Management prepares an annual budget and a long-term strategic plan, including an assessment of cash flow requirements, and continues to monitor actual performance against the budget and the plan throughout the reporting period.

Furthermore, the Company is focused on strengthening and growing businesses related to the maritime and maritime infrastructure divisions, as well as the development of logistics businesses, which considers the following actions:

•
enhance businesses related to the maritime division by adding more and different types of specialized vessels to our offshore operations services, as well as improving the utilization and commercial conditions of chemical tankers, hiring tankers for the transportation of petroleum products, and expanding the client base in maritime agency;

•
market expansion and attracting new customers in maritime infrastructure through the capitalization of the new floating dock that allows us to access 94% of the market and serve vessels of up to 6,000 tons of lifting capacity , increasing the Company’s revenues in the medium and long term.

•
maintenance of efficient and profitable operations in Ports, Terminals, Logistics, and Warehousing. This allows us to improve our conversion of operating cash flow to free cash flow and recover our financial flexibility, focusing our efforts on excellence in the locality of Aguascalientes and expanding the customer portfolio in the automotive sector, offering the services in which we have specialized over the years;

•	diversification and expansion of services through strategic alliances or associations and thus repositioning our portfolio to improve our diversification and achieve greater profitable growth;

•
business development by taking advantage of our assets strategically located in Tuxpan Veracruz, and of the existing investment opportunities in the oil and gas storage as well as in the general cargo segments, to develop state of the art liquid and multipurpose terminals equipped with modern equipment, for the handling and storage of high quality, fast and safe goods of, among others, lubricants, fertilizers, and grains;

•
disciplined and continuous control of expenses, as well as optimization of the size of personnel in accordance with the implementation of the plans described above, which will allow the financial strengthening and implementation of its short- and medium-term projects, likewise, strengthen relationships with the different suppliers, which are essential to allow us to meet our customers’ expectations;

•
a fundamental part of the Company’s commitment is to seek energy efficiency that contributes to the environment. In the first stage, our goal is to achieve self-sufficiency in our various facilities with a reasonable energy efficiency for at least 25 years, through the installation of solar panels, and to leverage this energy source to scale to other projects, such as the generation of surplus energy to produce green fuels.

Based on these factors, Management reasonably expects that the Group has and will have appropriate resources to continue with its operating existence in the foreseeable future.

3	Changes in accounting policies

New Standards adopted as of January 1, 2024

Some accounting pronouncements which have become effective from 1 January 2024 are:

•	Classification of Liabilities as Current or Non-current (Amendments to IAS 1).

•	Lease Liability in a Sale and Leaseback (Amendments to IFRS 16).

•	Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7).

•	Non-current Liabilities with Covenants (Amendments to IAS 1).

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

•	Lack of Exchangeability (Amendments to IAS 21).

•	Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 7 and IFRS 9).

•	Annual amendments to IFRS (Volume 11).

•	IFRS 18 Presentation and Disclosure in Financial Statements.

•	IFRS 19 Subsidiaries without Public Accountability: Disclosures.

These amendments are not expected to have a significant impact on the consolidated financial statements in the period of initial application and therefore the disclosures have not been made.

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

The Company’s consolidated financial statements have been prepared on an accrual basis and under the historical cost convention except for the revaluation of properties. Monetary amounts are expressed in Mexican pesos and are rounded to the nearest thousands, except otherwise indicated.

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

Investments in associates and joint ventures are accounted by the equity method.

When the Company’s share of losses from investments in associates and joint ventures equals or exceeds its share in them under the equity method, the Company does not recognize further losses unless it has incurred obligations or made payments on behalf of the other entity.

4.3	Climate-related issues

Risks arising from climate change issues may have future adverse effects on the Company’s business. These risks include transition risks (e.g., regulatory changes and reputational risks) and physical risks (even if the risk of physical damage is low due to the Company’s activities and geographic location).

The Company is currently in the process of analyzing and identifying significant risks generated by climate change that could adversely and materially affect its consolidated financial statements. As of December 31, 2024, and at the date of issuance of the consolidated financial statements, the Company has not identified significant risks generated by climate change that could negatively and materially affect its operations or financial structure; nor are there any factors indicating the need for the recognition of provisions or conditions that could modify the carrying amount of assets and liabilities, both financial and non-financial. However, in the initial stage, the Company’s goal is to achieve self-sufficiency in its various facilities with reasonable energy efficiency for at least 25 years, by installing solar panels and ensuring that this energy source can be used to scale to other projects, such as generating excess energy to produce green fuels.

Assumptions could change in response to future environmental regulations, new commitments and changes in customer demand, particularly from Petroleos Mexicanos (PEMEX) which is one the most important Company in Mexico and one of the largest in Latin America dedicated to the exploration, production, industrial processing/refining, logistics and marketing of hydrocarbons and derivatives. If these changes are not anticipated, they could impact the Company’s future cash flows, results of operations and financial position.

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

4.7	Prepaid expenses

Represent prepaid expenses for services that will be received in the future and are amortized in the period when those services are received.

4.8	Property and equipment

Properties

The properties (land and buildings) are measured at fair value, which are determined by external professional valuers every five years or before if the market factors indicate a significant change in the fair value. The last valuation of these assets was in December 2024.

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

Equipment

Equipment is stated at construction or acquisition cost, including any cost directly attributable to bringing the assets to the location and condition necessary for them to be capable of operating in the manner intended by Grupo TMM’s Management. Depreciation of equipment is computed using the straight-line method based on the useful lives of the assets net of the estimated residual value. The estimated useful life of equipment is as follows:

Estimated useful life in years
Building and facilities	20 and 25
Maritime and transportation equipment	4, 5 and 10
Major repairs	2.5
Other equipment	Various

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

The Company as lessee

The Company makes the use of leasing arrangements principally of warehouse, courtyards and corporate building. The rental contracts for facilities are typically negotiated for terms of between 1 and 10 years and some of these have extension terms. The Company does not enter into sale and leaseback arrangements. All the leases are negotiated on an individual basis and contain a wide variety of different terms and conditions.

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

4.10	Intangible assets

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

The amortization is included in the consolidated statements of profit or loss as part of ‘Other costs and expenses’.

4.11	Impairment testing of long-lived assets

For impairment assessment purposes, assets are grouped at the lowest levels for which there are largely independent cash inflows (cash-generating units). As a result, Company’s assets are tested for impairment at cash-generating unit level, which corresponds to operating segments reported by the Company.

Trademark is allocated to the cash-generating unit to operating segment ‘Maritime Division’, that are expected to benefit from synergies of a related business combination and represent the lowest level within the Company at which Management monitors the trademark.

Cash-generating unit to which trademark has been allocated is tested for impairment at least annually. All other cash-generating units are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognized for the amount by which the cash-generating unit’s carrying amount exceeds its recoverable amount, which is the higher of fair value less costs of disposal and value-in-use. To determine the value-in-use, management estimates expected future cash flows from each cash-generating unit and determines a suitable discount rate in order to calculate the present value of those cash flows.

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

With the exception of the trademark, all assets are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist. An impairment loss is reversed if the cash-generating unit’s recoverable amount exceeds its carrying amount.

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

Financial assets are classified into the following categories:

●	amortized cost.

●	fair value through profit or loss (FVTPL).

●	fair value through other comprehensive income (FVOCI).

In the periods presented the Company does not have any financial assets categorized as FVOCI.

The classification is determined by both:

●	the Company’s business model for managing the financial asset; and

●	the contractual cash flow characteristics of the financial asset.

All income and expenses relating to financial assets that are recognized in profit or loss are presented within financial costs and income; except for impairment of trade receivables which is presented in the heading of ‘Other costs and expenses’.

Subsequent measurement of financial assets

Financial assets at amortized cost

Financial assets are measured at amortized cost if the assets meet the following conditions:

●	they are held within a business model whose objective is to hold the financial assets and collect its contractual cash flows, and;

●	the contractual terms of the financial assets give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding.

After initial recognition, these are measured at amortized cost using the effective interest method. The financial assets of the Company are not discounted since it is not material. The Company’s cash, trade receivables and part of the other accounts receivable fall into this category of financial instruments.

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

The Company assess impairment of trade receivables based on the characteristics of the business segment, when appropriate this assessment is made on a collective basis as they possess shared credit risk characteristics, they have been grouped based on the days past due. Refer to Note 24, for a detailed analysis of how the impairment requirements of IFRS 9 are applied.

Classification and measurement of financial liabilities

The Company’s financial liabilities include borrowings, trade, related parties and other payables. Financial liabilities are initially measured at fair value, and, where applicable, adjusted for transaction costs. Subsequently, financial liabilities are measured at amortized cost using the effective interest method.

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

4.14	Income taxes

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

The Company evaluates whether any tax position meets the definition of uncertain tax treatment, based on the facts and circumstances at the reporting date. An uncertain tax treatment is a tax treatment that is likely to be challenged by the tax authority in hypothetical tax review. The Company assesses the probability of the outcome using the most likely method and determines if a provision or disclosure is required based on the probability (see Note 27).

4.15	Statutory employee profit sharing (PTU for its acronym in Spanish)

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

Termination of the employment relationship

Indemnifications for termination corresponds to the obligation due to the end of the employment relationship. These benefits are recognized when the employment contract finishes, and the Company provides payment for this concept.

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

The accumulated results include the profit (loss) for the year and previous periods.

Other components of equity capital include:

●	revaluation surplus, including gains and losses from the revaluation of properties;

●	statutory reserve corresponds to the separation of earnings withheld for this reserve;

●	additional paid-in capital is equivalent to the amount received in excess of the par value of the shares;

●	translation result represents the cumulative effect of the change in functional currency in previous years, and;

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

Revenues

Company’s revenue arises mainly from services of maritime transportation, logistics and warehousing. To determine whether to recognize revenue, the Company follows a 5-step process:

1.	Identifying the contract with a customer.

2.	Identifying the performance obligations.

3.	Determining the transaction price.

4.	Allocating the transaction price to the performance obligations.

5.	Recognizing revenue when/as performance obligation(s) are satisfied.

The Company does not carry out transactions that involve different contracts and on which their characteristics must be combined in accordance with IFRS. Moreover, transactions are not usually carried out that involve different services as part of the same contract; therefore, the total price of the transaction for a contract in all cases is allocated to a single performance obligation. The transaction price for contracts does not consider variable payments, except for certain service payments that are not considered significant in connection with the total revenues of the Company, nor are payments in kind, nor amounts collected on behalf of third parties and nor contemplate a financing component.

All revenues are recognized over time, as the customer simultaneously receives and consumes the benefits provided by the Company’s performance as the entity performs.

When the Company meets a performance obligation before receiving the payment, the Company recognizes either a contract asset or a receivable in its consolidated statement of financial position, depending upon if something else is required than only passage of time before the consideration becomes due. The Company generally does not receive payments in advance in connection with performance obligations; therefore, contractual liabilities are not required to be recognized.

In obtaining these contracts, the Company incurs immaterial incremental costs. Since the amortization period of these costs would be less than one year, if capitalized, and also that those costs are immaterial, the Company makes use of the practical expedient in IFRS and expenses them as they incur.

Offshore and dredging vessels

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

Parcel vessels and bulk carriers

These revenues are derived from the transportation of merchandise through the Company’s own shipments or third parties, usually in periods ranging between 7 and 30 days. The rate is fixed and it is set at the beginning of the contract, based on the space or capacity required by the customer. The performance obligation is met as the merchandise is transported from the point of origin to the destination. Revenues are recognized over time on a straight-line basis during the term of each contract. Given that the costs required for rendering the service under these contracts do not vary significantly, that method provides a reasonable representation of the services transferred. The bulk carrier business stopped operations effective in 2023.

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

Maritime administration services

Maritime administration services correspond to revenues for services rendered for contracting, operating, and managing shipments, mainly offshore service providers. The rate for these services is determined by applying a 2.85% profit margin to the costs incurred by the Company for rendering services. This percentage is reviewed annually, and it can be increased under certain circumstances, but by applying it beginning the year subsequent to its modification, these services are considered a single performance obligation. Accordingly, the consideration is totally allocated; revenues are recognized over time as the related costs are incurred by applying the corresponding profit margin. The amounts are billed monthly, in accordance with these referred to above; therefore, neither contract asset nor contract liabilities are generally generated. The Company ceased these operations in August 2022.

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

The amounts that remain unbilled at the end of the reporting period are presented in the consolidated statement of financial position as contract assets, since something additional is required in addition to time passaged in order for those amounts to become due and payable. The Company generally does not receive advances that exceed the amount of obligations met; therefore, liabilities balances are not generated.

Other services

The Company obtains revenues for other services such as suppliers, purchase and sale of hydrocarbons, agency, port formalities, among other things. Most of these services are considered single performance obligations in the terms of the respective contracts, and the consideration is entirely allocated to those performance obligations. Revenues are recognized over time, since customers receive and consume the benefits as the Company renders the services, that is, as the performance obligations are met. The Company does not generate asset balances or contract liabilities for most of these services. The Company acts as an agent for the specific case of agency and purchase and sale of hydrocarbons services and, therefore, it recognizes the revenues corresponding to the profit margin generated in the transaction.

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

The Company has four operating segments: maritime division, maritime infrastructure division, logistics, ports and terminals division and warehousing division. These operating segments are monitored by the Company’s Chief Operating Decision Maker (CODM), which is the Chief Executive Officer along with the Board of Directors), who is responsible for making strategic decisions, which are made based on adjusted operating segment results. In identifying its operating segments. CODM follows Grupo TMM’s service lines, which represent the main services provided by the Company.

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

Fair value measurement

Management uses valuation techniques to measure the fair value of its properties. This results in Management developing estimates and assumptions based on market information and using observable data that would be used by market participants to assign a price to the asset. These fair value estimates for these non-financial assets can vary from the actual prices that would be achieved in an arm’s length transactions at the reporting date (see Note 24).

Impairment of long-lived assets

On assessing impairment, Management determines the recoverable value of each cash generating unit based on the expected future cash flows and determines an adequate interest rate to be able to calculate the present value of these cash flows.

The uncertainty in the estimate is related to the assumptions regarding results of future operations and the determination of appropriate discount rate. During 2024 and 2023, the Company performed impairment tests without determining impairment losses (see Note 12).

Defined benefits obligation

Management’s estimate of the DBO is based on a number of critical assumptions, such as inflation rates, mortality rates, discount rate, and a consideration for future salary increases. The variances in these assumptions can impact the amount of the DBO and the corresponding annual expense for defined benefits (the analysis is provided in Note 22).
5	Acquisitions and disposals

Disposal of subsidiaries

During the fiscal year 2024, the Company did not carry out any subsidiary sales.

During 2023, two companies, TMM Almacenadora, S.A.P.I. de C.V. and Servicios Tecnológicos ST, S.A. de C.V., were sold for $10,000, generating a gain on sale of subsidiaries of $3,676 (See Note 18).

Acquisition of subsidiaries

During 2024 and 2023 no company was acquired.

6	Cash and cash equivalents

Cash and cash equivalents as of December 31, 2024 and 2023, are summarized as follows:

	2024	2023
Cash on hand	$610	$681
Cash at banks	143,421	88,231
Short-term investments (a)	63,079	9,467
	$207,110	$98,379

(a)	Includes fix-term deposits (promissory notes) and purchase/resell transactions with terms up to 3 days.

Restricted cash

As of December 31, 2023, restricted cash represents the amount necessary for foreign trade activities used for the storage business of $1,665. As of December 31, 2024, there is no restricted cash.

7	Trade receivables

Trade receivables as of December 31, 2024 and 2023, are summarized as follows:

	2024	2023
Maritime
Offshore vessels	$193,395	$180,827
Parcel tankers	59,178	10,697
Shipping agencies	1,615	1,786

Maritime infrastructure
Shipyard	16,771	33,328

Ports, terminals and logistics
Port services	127	371
Repair of containers	8,581	6,971
Automotive services	2,798	1,291

Warehousing and other businesses
Warehousing	41,827	31,631
Other businesses	1,699	1,698
Total trade receivables	325,991	268,600
Contract assets	489,974	67,765
Allowance for doubtful accounts	(119,124)	(28,612)
	$696,841	$307,753

As of December 31, 2024, the increase in the contract asset balance is primarily due to the increase (approximately 61%) in revenues from the maritime division in that year compared to 2023 and to certain delays from some clients in completing the billing processes. During 2025, the Company has been carrying out the corresponding billing in accordance with the agreements with the clients.

All amounts are short-term. The net carrying value of trade accounts receivables is considered a reasonable approximation to fair value.

The activity in the allowance for doubtful accounts is presented below:

	2024	2023
Balance as of January 1	$28,612	$25,975
Impairment loss for the period	91,113	8,737
Receivables written off during the year	(601)	(6,100)
Balance as of December 31	$119,124	$28,612

Note 25 includes disclosures related to credit risk exposures and the analysis related to the allowance for expected credit losses. In 2024 and 2023 the impairment loss was calculated applying the expected credit loss model in accordance with IFRS 9.

8	Other accounts receivable

Other accounts receivable as of December 31, 2024 and 2023, are summarized as follows:

	2024	2023
Current
Recoverable taxes	$195,242	$194,918
Employees	94	4,540
Others	15,505	14,633
	210,841	214,091
Non-current
Value added tax recoverable (a)	63,019	195,473
	$273,860	$409,564

(a)	During 2024 and 2023, the Value Added Tax (VAT) recovery processes have been prolonged by the tax authorities by extending the recovery periods.

9	Property and equipment

Property and equipment as of December 31, 2024 and 2023 are summarized as follows:

	2024
	Lands	Construc- tions in progress		Buildings and facilities	Maritime and transpor- tation equipment	Major maintenance	Other equipment	Total
Gross carrying amount
Balance as of January 1	$1,419,674	$230,406		$114,044	$193,882	$29,142	$46,260	$2,033,408
Additions	-	462,622	(a)	-	1,060	3,177	7,667	474,526
Revaluation	22,974	-		-	-	-	-	22,974
Disposals	-	(5,616)		-	(16,933)	-	(1,116)	(23,665)
Balance as of December 31	1,442,648	687,412		114,044	178,009	32,319	52,811	2,507,243

Depreciation and impairment
Balance as of January 1	-	-		(13,011)	(149,941)	(7,045)	(37,279)	(207,276)
Disposals	-	-		73	15,356	-	954	16,383
Depreciation	-	-		(8,375)	(23,627)	(11,228)	(1,821)	(45,051)
Balance as of December 31	-	-		(21,313)	(158,212)	(18,273)	(38,146)	(235,944)
Carrying amount as of December 31	$1,442,648	$687,412		$92,731	$19,797	$14,046	$14,665	$2,271,299

	2023
	Lands		Construc- tions in progress	Buildings and facilities	Maritime and transpor- tation equipment	Major maintenance	Other equipment	Total
Gross carrying amount
Balance as of January 1	$1,147,174		$136,495	$113,857	$163,282	$21,026	$50,247	$1,632,081
Additions	272,500	(b)	105,727	187	31,757	23,301	236	433,708
Disposals	-		(11,816)	-	(1,157)	(15,185)	(4,223)	(32,381)
Balance as of December 31	1,419,674		230,406	114,044	193,882	29,142	46,260	2,033,408

Depreciation and impairment
Balance as of January 1	-		-	(10,042)	(85,574)	(6,444)	(39,250)	(141,310)
Disposals	-		-	217	1,157	10,328	3,815	15,517
Depreciation	-		-	(3,186)	(65,524)	(10,929)	(1,844)	(81,483)
Balance as of December 31	-		-	(13,011)	(149,941)	(7,045)	(37,279)	(207,276)
Carrying amount as of December 31	$1,419,674		$230,406	$101,033	$43,941	$22,097	$8,981	$1,826,132

All the amounts for depreciation and for loss from revaluation are included as part of the depreciation, amortization, and loss from revaluation on the consolidated statements of profit or loss.

(a)
It mainly consists of the floating dock for $373,872, in addition to the design and conversion projects for the mud vessels Aurora Pearl and World Peridot for $29,671 and $33,487, respectively. Regarding the dock, its acquisition was concluded in 2025 (see Note 27).

(b)	Corresponds to the transfer of assets available for sale to operating assets since such sale didn’t take place.

If the cost model had been used, the revalued carrying amounts for land and properties as of December 31, 2024 and 2023, would be as follows:

	2024	2023
Lands	$847,745	$847,745
Properties	188,799	198,736
	$1,036,544	$1,046,481

The revalued amounts include a revaluation surplus of $712,333 and $724,281 in 2024 and 2023, respectively, which is presented as “Other components of equity” and is not available for distribution to stockholders (see Note 16).

Fair value measurement

See Note 24 regarding the measuring of fair value for properties.

Guarantees

At the end of 2024 and 2023, there was one property guaranteeing the bank loan with Banco Autofin México, S.A. Institución de Banca Múltiple. Likewise, as of December 31, 2024 and 2023, there was an RTG crane under guarantee related to the financing obtained from ‘PNC Bank, N.A.’ (see Note 13).

10	Leases

Right-of-use assets

	2024
	Warehouse	Cranes	Courtyards	Dock	Total
Gross carrying amount
Balance January 1 2024	$150,625	$4,977	$56,564	$22,135	$234,301
Disposals (a)	(43,020)	(4,977)	(6,995)	-	(54,992)
Balance at December 31 2024	$107,605	-	$49,569	22,135	$179,309

Depreciation
Balance January 1 2024	53,495	4,561	7,542	20,752	86,350
Disposals	(21,510)	(4,977)	(11,312)	-	(37,799)
Depreciation	55,918	416	5,836	1,383	63,553
Balance December 31 2024	87,903	-	2,066	22,135	112,104
Carrying amount December 31 2024	$19,702	$-	$47,503	$-	$67,205

	2023
	Warehouse	Cranes	Courtyards	Dock	Total
Gross carrying amount
Balance January 1 2023	$245,741	$4,977	$79,779	$22,135	$352,632
Additions	62,630	-	-	-	62,630
Disposals (b)	(157,746)	-	(23,215)	-	(180,961)
Balance at December 31 2023	150,625	4,977	56,564	22,135	234,301

Depreciation
Balance January 1 2023	57,263	2,073	9,140	15,218	83,694
Disposals	(68,704)	-	(9,673)	-	(78,377)
Depreciation	64,936	2,488	8,075	5,534	81,033
Balance December 31 2023	53,495	4,561	7,542	20,752	86,350
Carrying amount December 31 2023	$97,130	$416	$49,022	$1,383	$147,951

(a)	Corresponds to disposals due to operational reorganization in the logistics and storage segments.

(b)	In August 2023, Ademsa renegotiated the lease contract for the offices and warehouses in Azcapotzalco, signing a new contract for one year and two months. The net effect of this transaction (credit) in the amount of $20,227 is shown under other income (expenses).

Lease liabilities

As of December 31, 2024 and 2023, the information of lease liabilities is presented in the statement of financial position and is summarized below:

	Short-term	Long-term
2024
Payable in Mexican pesos
Warehouse	$18,636	$15,545
Courtyards	3,783	44,638
	$22,419	$60,183

2023
Payable in Mexican pesos
Warehouse	$62,390	$48,326
Cranes	681	-
Courtyards	2,463	52,110
Dock	1,609	-
	$67,143	$100,436

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

The table below describes the nature of Grupo TMM’s leasing activities by type of right-of-use asset recognized in the consolidated statement of financial position:

Right-of-use asset	No. of right-of-use assets leased	Range of remaining term (years)	No. of leases with extension options	No. of leases with purchase option	No. of leases with variable payments linked to an index	No. of leases with termination options
Warehouse	2	2 – 8	2	-	2	-
Courtyards	1	2 – 8	1	-	1	-

Lease liabilities are guaranteed with related underlying assets. Future minimum lease payments as of December 31, 2024 and 2023 were as follows:

	Within the 1st year	1 to 3 years	3 to 5 years	After 5 years	Total
Balance as of December 31, 2024
Lease payments	$34,518	$29,212	$26,574	$36,075	$126,379
Financial charges	(12,099)	(14,693)	(10,831)	(6,154)	(43,777)
Net present value	$22,419	$14,519	$15,743	$29,921	$82,602

Balance as of December 31, 2023
Lease payments	$84,606	$64,122	$28,902	$56,113	$233,743
Financial charges	(17,463)	(21,683)	(14,328)	(12,690)	(66,164)
Net present value	$67,143	$42,439	$14,574	$43,423	$167,579

Lease payments not recognized as a liability

The Company has elected not to recognize a lease liability for short-term leases (leases with an expected term of 12 months or less) or for leases of low-value assets. Payments made under such leases are expensed on a straight-line basis.

The expense relating to payments not included in the measurement of the lease liability is as follows:

	2024	2023
Short-term leases (a)	$803,420	$523,174
Leases of low-value assets	10,399	8,294
	$813,819	$531,468

(a)	Corresponds to the leasing of dredging and parcel tankers vessels, as well as the corporate offices.

As of December 31, 2024 and 2023, Grupo TMM was committed on short-term leases and total commitment at that date was $66,952 and $43,598, respectively.

As of December 31, 2024 and 2023, Grupo TMM had no lease commitments that had not yet started.

Total cash outflow for leases for the years ended December 31, 2024 and 2023 were $881,023 and $609,905, respectively.

11	Intangible assets

Intangible assets as of December 31, 2024 and 2023, are summarized as follows:

	2024
	Net balances at beginning of year	Additions	Transfers and others	Amortization	Net balances at year end	Estimated useful life (years)
Software (c)	$34,588	$-	$-	$3,658	$30,930	3 and 5
Trademark (a)	125,528	-	-	-	125,528	Indefinite
	$160,116	$-	$-	$3,658	$156,458

	2023
	Net balances at beginning of year	Additions		Transfers and others	Amortization	Net balances at year end	Estimated useful life (years)
Software (c)	$31,925	$5,700	(b)	$-	$3,037	$34,588	3 and 5
Trademark (a)	125,528	-		-	-	125,528	Indefinite
	$157,453	$5,700		$-	$3,037	$160,116

(a)
Corresponds to the rights on the Marmex trademark associated with the maritime division segment, specifically the offshore vessels operation. This trademark is subject to annual impairment testing (see Note 12).

(b)	Corresponds to the acquisition of software for environmental impact measurement on August 2, 2023.

(c)	Corresponds mainly to the SAP Hana system upgrade project and the environmental software.

The accumulated amortization of intangible assets as of December 31, 2024 and 2023, is $17,117 and $13,459, respectively.

Subsequent expenses to maintain the software and the trademark are recognized in income as incurred.

12	Impairment of long-lived assets

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

The value of the key assumptions used reflects historical data from external and internal sources and are shown below:

	2024	2023
Growth rate	2.4%	2.3%
Discount rate	9.49%	11.21%

As of December 31, 2024 and 2023, no impairment losses were determined for these assets.

Growth rates

The growth rates reflect the long-term average for these rates for the operating segments.

Discount rates

The discount rate reflects adequate adjustments associated with the market risk and the specific risk factors.

Cash flow assumptions

The key assumptions of Management for the operating segments include stable profit margins, which have been determined based on experience in this market. Grupo TMM Management considers this to be the best information available to forecast this market. The cash flow projections reflect stable profit margins achieved before the period covered by said projections.

No consideration has been given to efficiency improvements and prices reflect the inflation projected for the industry, which are publicly available.

In addition to the considerations described above for determining the value in use of the cash-generating units, Management is currently not aware of any other probable change that could require changes in their estimate. However, the estimate for the recoverable amount for the operating segments is particularly sensitive to the discount rates.

13	Financial assets and liabilities

Categories of financial assets and liabilities

The financial assets and liabilities as of December 31, 2024 and 2023, are summarized as follows:

	2024	2023
Financial assets
Valued at amortized cost
Cash and cash equivalents	$207,110	$98,379
Restricted cash	-	1,665
Trade receivables	206,867	239,988
Other accounts receivable	15,599	19,173
Related parties	74,187	70,078
Total financial assets	$503,763	$429,283

Financial liabilities
Valued at amortized cost
Short-term portion of the financial debt	$102,388	$64,139
Trade payables	356,200	350,653
Accounts payable and accrued expenses	514,964	275,540
Related parties	172,409	147,098
Total short-term portion of the financial debt	1,145,961	837,430
Long-term financial debt	374,660	12,374
Total financial liabilities	$1,520,621	$849,804

As of December 31, 2024, and 2023, the carrying value of the financial assets and liabilities at amortized cost is considered similar to their fair value.

Financial debt

The information for financing as of December 31, 2024 and 2023 is summarized as follows:

	2024		2023
	Short-term	Long-term	Short-term	Long-term
Payable in Mexican pesos
Daimler Financial Services México, S. de R.L. de C.V.	$320	$-	$6,720	$-

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

These credits were paid in the first quarter of 2025.

Banco Autofin México, S.A. Institución de Banca Múltiple	-	-	3,000	-

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

This loan was paid on March 27, 2024.

INPIASA, S.A. de C.V.	-	-	202	-

Contract for line of credit, the first for $15.7 million at a variable rate of the 28-day TIIE plus 450 basis points, with monthly payments of principal and interest, and maturing August 2021.

In 2022, an amending agreement was signed with INPIASA in order to extend the amortization period, maturing in December 2024, date on which it was paid.

Others investors	11,711	-	11,711	-

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

In July 2021, a credit line with multiple drawdowns was contracted, the first being made on July 28, 2021. The balance as of December 31, 2024, is $5,061 million with a rate of 15%.

For the above drawdowns the Company is in negotiations to change the payment terms and/or improve the amortization profile of the current loan balance.

	2024		2023
	Short-term	Long-term	Short-term	Long-term
Hewlett Packard	192	147	159	324

In January 2022, an additional line was contracted for $622.5, at a fixed rate of 9.87%, monthly payments of principal and interest on unpaid balances with maturity in December 2025.

On July 14, 2022, the contract was renegotiated with the following conditions: a fixed rate of 11.20%, monthly payments of principal and interest on unpaid balances, and maturity in September 2026.

Desarrollo del Crédito Sustentable, S.A. de C.V.
SOFOM, Non regulated entity	34,010	-	25,068	-

In March 2023, a line of credit was contracted for $7.7 million at a fixed annual rate of 13.50%, maturing in March 2024.

In April 2023 a line of credit was contracted for $11.6 million and in June 2023 a line of credit was contracted for $5.651 million, both at an annual fixed rate of 13.50%, with maturity dates in April and June 2024, respectively.

These credits were paid in the first quarter of 2025.

Excavsa, S.A. de C.V.	-	-	3,000	-

On October 2, 2023, a line of credit was contracted for $3.0 million at a monthly fixed rate of 2.0%, with a maturity date of October 2, 2024.

This loan was paid on April 3, 2024.

Grupo MSQR, S.A.P.I. de C.V. SOFOM	18,000	-	-	-

In September 2024, a line of credit was signed for $18 million, at a fixed monthly rate of 2%, monthly payments of ordinary interest on the outstanding principal balance maturing in March 2025. As of the date of the authorization of the consolidated financial statements, the Company is in negotiations for the payment restructuring.

Interest payable	11,544	-	4,942	-
Total debt payable in Mexican Pesos	75,777	147	54,802	324

	2024		2023
	Short-term	Long-term	Short-term	Long-term
Payable in US dollars
Hewlett Packard	9,423	5,968	6,383	12,050

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

PNC, Bank, N.A.	-	-	2,906	-

Line of credit with collateral for $860 thousand dollars hired on August 22, 2019, at a fixed rate of 4.40%, semiannual payments of principal and interest on unpaid balances and maturing in July 2024, date on which it was paid.

Atrafin LLC	6,820	33,323	-	-

In February 2024, a financing contract was signed with Eximbank (Atrafin LLC dba America Trade & Finance Company) for $2.3 million at an annual rate of 6.89% with semi-annual payments of principal and interest for working capital in the conversion of mud vessels.

	2024		2023
	Short-term	Long-term	Short-term	Long-term
Bancomext, S.N.C.	10,368	335,222	-	-

In 2024, a new floating dock was acquired through financing provided by Bancomext for $16.8 million dollars, equivalent to approximately 85% of its value at a rate of SOFR + 2.35% with quarterly payments of principal and interest and maturing in 2034. This transaction involves a mortgage guarantee of a property, as well as the maritime mortgage guarantee of the floating dock acquired.

Interest payable	-	-	48	-
Total debt payable in US dollars	26,611	374,513	9,337	12,050
Total debt	$102,388	$374,660	$64,139	$12,374

Covenants

Some of the agreements related to the abovementioned loans contain certain covenants including restricting the payment of dividends, not reducing the capital stock and not splitting, as well as conditioning the sale of assets, the foregoing without prior authorization from the creditor; likewise, in some cases, a copy of quarterly and audited financial statements must be delivered, as well as reasonable information requested by the creditor. As of December 31, 2024, and 2023, Grupo TMM and subsidiaries complied with the covenants set forth in those contracts.

The interest expense on the financial debt was $13,465, $9,411 and $9,096 for the periods of twelve months ended December 31, 2024, 2023, and 2022, respectively.

The maturity of the long-term financial debt as of December 31, 2024 and 2023 is as follows:

Maturity	2024	2023
2025	$-	$7,312
2026	37,438	4,518
2027	36,101	544
2028	40,624	-
2029	260,497	-
	$374,660	$12,374

The reconciliation of changes in financing activities during 2024 and 2023 is as follows:

	2024
	Financial debt	Lease liabilities	Total
Opening balance	$76,513	$167,579	$244,092
Cash proceeds from bank borrowings	412,349	-	412,349
Repayment of bank borrowings	(25,614)	-	(25,614)
Repayment of leases	-	(87,529)	(87,529)
Accrued interest	21,635	16,193	37,828
Interest paid	(4,784)	(13,641)	(18,425)
Unrealized foreign exchange gains	(3,051)	-	(3,051)
Total	$477,048	$82,602	$559,650

	2023
	Financial debt	Lease liabilities	Total
Opening balance	$67,505	$287,075	$354,580
Cash proceeds from bank borrowings	28,068	-	28,068
Repayment of bank borrowings	(24,027)	-	(24,027)
Lease liabilities arranged	-	40,467	40,467
Repayment of leases	-	(159,963)	(159,963)
Accrued interest	13,347	22,163	35,510
Interest paid	(8,416)	(22,163)	(30,579)
Unrealized foreign exchange gains	36	-	36
Total	$76,513	$167,579	$244,092
14	Balances and transactions with related parties

The accounts payable and transactions with related parties as of December 31, 2024 and 2023 are summarized as follows:

	2024		2023
	Receivable	Payable	Receivable	Payable
Marítima del Golfo de México (a)	$74,187	$-	$70,078	$-
SSA México, S.A. de C.V. (b)	-	14,188	-	12,466
Shareholders (c)	-	158,221	-	134,632
	$74,187	$172,409	$70,078	$147,098

(a)	Balances receivable are related to agency and maritime provider commission services.

(b)	The accounts payables to SSA México, S.A. de C.V. are largely due to subagency services that this related party provides to Grupo TMM.

(c)
Lines of credit in the amount of $130 million at a 15% annual fixed rate, with payments on capital and interest upon maturity, extended one more year, that has initial due date as of December 2023. During 2024, the maturity was extended to December 2026, maintaining the current conditions. Interest expenses of these credits amounted to $13,885 and $16,290 for the twelve months periods ended December 31, 2024 and 2023, respectively.

The most relevant transactions with related parties as of December 31, 2024, 2023 and 2022 are summarized as follows:

	2024	2023	2022
Revenue:
Wharfage services	$-	$6,227	$-
Systems	2,408	2,650	-
Maritime services (a)	-	-	20,958
Shipping agency services (b)	-	226	412
	$2,408	$9,103	$21,370

Costs:
Sub-agency commissions (c)	$-	$6,910	$7,237

Interests:	$13,885	$16,290	$18,227

(a)	Maritime services between TMM Dirección Corporativa, S.A. de C.V, subsidiary of Grupo TMM, and Marítima del Golfo. The contract termination date was August 2022.

(b)	Shipping agency services between Administradora Marítima TMM, S.A.P.I. de C.V., subsidiary of Grupo TMM, and Marítima del Golfo.

(c)	Shipping agency services provided by SSA México, S.A. de C.V. to Administradora Marítima TMM, S.A.P.I. de C.V.

(d)	Management consulting provided by SSA México, S.A. de C.V. to Administración Portuaria Integral de Acapulco, S.A. de C.V.

Transactions involving executive personnel for the years ended December 31, 2024, 2023 and 2022, include the following expenses:

	2024	2023	2022
Short-term benefits
Salaries	$16,398	$10,761	$19,055
Social security contributions	2,397	1,900	736
	$18,795	$12,661	$19,791

The Company does not pay other benefits to executive personnel other than those related to salaries and related concepts.

15	Accounts payable and accrued expenses

Accounts payable and accrued expenses as of December 31, 2024 and 2023, are shown as follows:

	2024	2023
Operating expenses	$258,743	$122,014
General expenses	207,210	107,823
Purchased services	21,271	21,887
Taxes payable	73,507	65,204
Salaries and wages	4,122	3,012
Others	23,618	20,804
	$588,471	$340,744

16	Stockholders’ equity

Capital stock

As of December 31, 2024, and 2023, the Company’s capital stock is comprised of 174,553,127 shares outstanding, registered, without par value, and with voting rights, both years, which may be held by Mexican nationals, investors, or companies that include in their bylaws the exclusion of foreigners clause.

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
Legal reserve

According to the General Law on Mercantil Corporations, a minimum of 5% of net profits for the year must be separated to constitute the legal reserve, until its amount reaches 20% of the capital stock at par value.

As of December 31, 2024, 2023 and 2022, the amount of the legal reserve amounts to $216,948, for each of those years, which is presented in the item line ‘Other capital components’ and is part of the stockholders’ equity.

Net tax profit account (CUFIN)

As of December 31, 2024, and 2023, the restated balance of the Net Taxable Income Account (CUFIN for its acronym in Spanish) of the parent Company amounts to $4,704,697 and $4,514,668, respectively, which was generated up to December 31, 2013, and thereafter no new balances have been generated in this account.

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

Capital decreases

As of December 31, 2024, and 2023, the current balance in the Capital Contribution Account (CUCA for its acronym in Spanish) is $6,433,442 and $5,987,515, respectively. In the event of capital reimbursement or decreases in favor of stockholders, the surplus for said reimbursement on this amount will be treated as a distributed earning.

In the event the equity capital exceeds the balance in the CUCA, the difference will be considered a dividend or distributed earning subject to the payment of income tax. If the earnings in reference come from the CUFIN, there will be no corporate tax due to the capital decrease or reimbursement. Otherwise, these will be treated as dividends or distributed earnings.

Other components of equity

Details of other components of equity as of December 31, 2024 and 2023, are as follows:

	Legal reserve	Actuarial gain and losses	Additional paid-in capital	Translation result	Revaluation surplus		Total
Balance as of December 31, 2022	$216,948	$(70,733)	$77,106	$(247,668)	$753,439		$729,092
Defined benefit plan	-	8,453	-	-	-		8,453
Reclassification from disposal of properties and depreciation	-	-	-	-	(41,797)	(a)	(41,797)
Total before taxes	-	8,453	-	-	(41,797)		(33,344)

Tax expense	-	(2,536)	-	-	12,639		10,103
Total net of taxes	-	5,917	-	-	(29,158)		(23,241)
Balance as of December 31, 2023	$216,948	$(64,816)	$77,106	$(247,668)	$724,281		$705,851

Defined benefit plan	-	4,551	-	-	-		4,551
Revaluation surplus	-	-	-	-	22,974		22,974
Reclassification from disposal of properties and depreciation	-	-	-	-	(28,030)	(a)	(28,030)
Total before taxes	-	4,551	-	-	(5,056)		(505)

Tax expense	-	(1,365)	-	-	(6,892)		(8,257)
Total net of taxes	-	3,186	-	-	(11,948)		(8,762)
Balance as of December 31, 2024	$216,948	$(61,630)	$77,106	$(247,668)	$712,333		$697,089

(a)	It corresponds to the reclassification of the revaluation surplus to accumulated results from the sale of properties, as well as the depreciation for the period of revaluation of properties.

17	Revenues

The revenues as of December 31, 2024, 2023 and 2022, are summarized as follows:

	2024	2023	2022
Maritime
Offshore vessels	$803,027	$462,801	$527,571
Parcel tankers	193,943	246,291	351,539
Fuel oil transportation	264,742	57,220	-
Shipping agencies	1,497	29,217	31,379
Commercialization of hydrocarbons	19,785	-	-
Maritime administration services (a)	-	-	16,343
Bulk carrier (b)	-	-	304,269

Maritime infrastructure
Shipyard	262,220	200,496	118,441

Logístics, ports and terminals
Intermodal terminal	39,876	37,991	38,910
Repair of containers	3,471	21,008	110,966
Automotive services	12,389	8,036	5,442
Port services	6,206	6,080	5,659

Warehousing and other businesses
Warehousing	146,420	149,507	172,537
Total consolidated revenue	$1,753,576	$1,218,647	$1,683,056

(a)	As discussed in Note 4.19, the contract that Grupo TMM had as maritime administrator with Marítima del Golfo was terminated on August, 2022.

(b)	The merchandise transportation operation contract terminated in the first quarter of 2023.

The Company’s revenues do not show any particular grouping characteristic, such as by type of customer (government and private), geographic zone, etc. The main grouping is shown based on the type of revenue for each segment. Moreover, as discussed in Note 4.19, all of the Company’s revenues are recognized over time.

18	Other income (expenses)

Other income (expenses) as of December 31, 2024, 2023 and 2022, are summarized as follows:

	2024	2023	2022
Movement of provisions	$37,444	$44,527	$61,170
Tax recovery, net of expenses incurred in the recovery	20,149	(3,034)	-
Cancellation of leases in the warehousing business	14,307	20,227	-
Gain from the sale of subsidiaries	-	3,676	-
Result in the sale of fixed assets	10,042	-	-
Other, net	(2,112)	391	(2,393)
Impairment of materials and supplies	(23,531)	-	-
Expenses related to the cancellation of the corporate building lease	-	-	(11,351)
Loss from sale of property and equipment, net (see Note 9)	-	-	(57,804)
	$56,299	$65,787	$(10,378)

19	Interest expense and other financial costs

This caption at December 31, 2024, 2023 and 2022, is comprised as follows:

	2024	2023	2022
Interest on financial debt	$13,465	$9,411	$9,096
Interest on financial related parties	13,885	16,290	18,227
Interest expense on leasing agreements	16,118	28,783	28,568
Other financial expenses	4,660	8,546	5,257
Amortization of transaction cost associated with financial debt	-	36	415
	$48,128	$63,066	$61,563

20	Income tax and tax loss carryforwards

Income Tax

Results for the year

Grupo TMM and subsidiaries incurred on combined tax losses for the years ended December 2024 and 2023, in the amounts of $448,374 and $156,078, respectively. Most of the companies that generated tax income for an amount of $325,436 amortized them with tax losses from prior years for an amount of $323,944. Part of the income tax recognized in profit or loss corresponds to subsidiaries that generated taxable income of $28,913, $14,840 and $10,573, for 2024, 2023 and 2022, respectively.

The difference between taxable income and book income is due primarily to the net effect of the gain or loss on inflation recognized for tax purposes, the difference between tax and book amortization and depreciation, non-deductible expenses, as well as certain temporary differences reported in different periods for financial and tax purposes.

In accordance with the currently enacted Income Tax Law, the rate for 2022, 2023, 2024, and subsequent years is 30%.

The provision for income tax recognized in the statement of profit or loss for the years ended December 31, 2024, 2023 and 2022, is as follows:

	2024	2023	2022
Income tax	$(8,674)	$(4,452)	$(3,172)
Deferred income tax	8,674	24,652	32,763
Total income tax benefit	$-	$20,200	$29,591

The reconciliation between the provision for income tax based on the statutory income tax rate and the provision recorded by the Company at December 31, 2024, 2023 and 2022, is as follows:

	2024	2023	2022
Profit (loss) before taxes	$114,795	$(4,742)	$(28,688)
Income tax	(34,439)	1,423	8,606

Increase (decrease) from:
Difference in depreciation and amortization	(20,543)	(20,110)	(64,523)
Materials and supplies	(63,930)	11,483	3,418
Inflationary and currency exchange effects on monetary assets and liabilities, net	(6,309)	(4,562)	15,663
Tax losses amortization	158,997	115,461	265,090
Provisions and allowance for doubtful accounts	(147,543)	(65,824)	(165,542)
Capital expenses deducted for tax purposes	133,657	-	-
Difference between the tax and book value for the sale of assets	(540)	-	(7,277)
Difference between the tax and book value for the sale of shares of subsidiaries	-	(4,931)	-
Non-deductible expenses	(19,350)	(12,740)	(25,844)
Income tax benefit	$-	$20,200	$29,591

The components of deferred tax liability at December 31, 2024 and 2023, are comprised as follows:

	2024	2023
Tax loss carryforwards	$363,027	$372,390
Inventories and provisions – net	80,601	73,788
Property and equipment and right-of-use asset	(575,688)	(578,654)
Total deferred tax liability	$(132,060)	$(132,476)

As of December 31, 2024, the Company’s Management carried out the evaluation of the amount of tax losses that will be recoverable and determined based on projections that the effect of the deferred tax asset determined in the year will be realized at 44% based on the information available at the date of issuance of the consolidated financial statements.

Tax loss carryforwards

As of December 31, 2024, Grupo TMM and its subsidiaries, report the following cumulative tax losses, which are restated applying the INPC in accordance with Mexican law.

Year in which the loss was incurred	Amounts	Year of expiration
2015	$42,875	2025
2016	224,356	2026
2017	146,903	2027
2018	299,368	2028
2019	573,207	2029
2020	446,810	2030
2021	140,373	2031
2022	126,435	2032
2023	165,269	2033
2024	450,076	2034
	$2,615,672

21	Segment reporting

The Company as of December 31, 2024, 2023 and 2022 operates in the following segments: i) specialized maritime transportation, ii) maritime infrastructure, iii) logistics, ports and terminals and iv) warehousing. Specialized maritime transportation operations (‘Maritime Division’) include transportation of bulk liquid products, materials and provisions for drilling platforms. (‘Maritime infrastructure’) correspond to revenues for minor and major repairs and maintenance to ships made at the facilities of the Company (shipyard). Logistics, ports and terminals operations (‘Logistics ports and terminals Division’) include the operations of logistics solutions services and container and railcar maintenance and repair services and loading and unloading, storage at maritime port terminals, and shipping agency operations. Warehousing operations (‘Warehousing Division’) include storage and management of the facilities and bonded warehouses.

There are no changes in the measuring methods used to calculate the earnings reported for each segment. The information for each operating segment is as follows:

	Maritime division	Maritime infrastructure division	Logistics, ports and terminals division	Warehousing division	Other businesses and shared accounts	Total consolidated
December 31, 2024
Revenue	$1,282,994	$262,220	$61,942	$146,420	$-	$1,753,576
Costs and expenses	(1,050,110)	(188,617)	(74,717)	(129,355)	-	(1,442,799)
Corporate expenses	-	-	-	-	(59,171)	(59,171)
Depreciation and amortization	(19,300)	(4,712)	(12,957)	(56,084)	(2,178)	(95,231)
Transportation profit (loss)	$213,584	$68,891	$(25,732)	$(39,019)	$(61,349)	$156,375
Costs, expenses and revenue not allocated						(41,580)
Net income for the year						$114,795

	Maritime division	Maritime infrastructure division	Logistics, ports and terminals division	Warehousing division	Other businesses and shared accounts	Total consolidated
December 31, 2024
Properties	$226,634	$574,093	$1,216,359	$85,537	$168,676	$2,271,299
Rights of use by segment	-	-	47,504	19,701	-	67,205
Other assets by segment	975,850	357,556	225,587	70,971	-	1,629,974
Shared assets	-	-	-	-	23,434	23,434
Total assets	$1,202,484	$931,659	$1,489,450	$176,209	$192,110	$3,991,912

Total liabilities by operating segment	$676,021	$450,452	$437,077	$268,631	$-	$1,832,181
Shared liabilities	-	-	-	-	51,291	51,291
Total liabilities	$676,021	$450,452	$437,077	$268,631	$51,291	$1,883,472

Total capital expenditures by segment	$70,545	$396,057	$2,054	$745	$-	$469,401
Shared capital expenditures	-	-	-	-	59	59
Total capital expenditures	$70,545	$396,057	$2,054	$745	$59	$469,460

	Maritime division	Maritime infrastructure division	Logistics, ports and terminals division	Warehousing division	Other businesses and shared accounts	Total consolidated
December 31, 2023
Revenue	$795,529	$200,496	$73,115	$149,507	$-	$1,218,647
Costs and expenses	(704,075)	(140,614)	(95,844)	(120,483)	-	(1,061,016)
Corporate expenses	-	-	-	-	(61,605)	(61,605)
Depreciation and amortization	(36,385)	(8,191)	(13,059)	(65,296)	(2,191)	(125,122)
Transportation profit (loss)	$55,069	$51,691	$(35,788)	$(36,272)	$(63,796)	$(29,096)
Costs, expenses and revenue not allocated						44,554
Net income for the year						$15,458

Properties	$156,014	$182,762	$1,284,274	$80,352	$122,730	$1,826,132
Rights of use by segment	-	1,383	49,437	97,131	-	147,951
Other assets by segment	675,684	322,046	153,529	109,183	-	1,260,442
Shared assets	-	-	-	-	32,305	32,305
Total assets	$831,698	$506,191	$1,487,240	$286,666	$155,035	$3,266,830

Total liabilities by operating segment	$422,088	$73,753	$449,429	$311,824	$-	$1,257,094
Shared liabilities	-	-	-	-	35,359	35,359
Total liabilities	$422,088	$73,753	$449,429	$311,824	$35,359	$1,292,453

Total capital expenditures by segment	$124,118	$6,582	$495	$150	$-	$131,345
Shared capital expenditures	-	-	-	-	-	-
Total capital expenditures	$124,118	$6,582	$495	$150	$-	$131,345

	Maritime division	Maritime infrastructure division	Logistics, ports and terminals division	Warehousing division	Other businesses and shared accounts	Total consolidated
December 31, 2022
Revenue	$1,231,101	$118,441	$160,977	$172,537	$-	$1,683,056
Costs and expenses	(1,120,565)	(79,775)	(137,165)	(121,096)	-	(1,458,601)
Corporate expenses	-	-	-	-	(82,047)	(82,047)
Depreciation and amortization	(19,063)	(7,625)	(18,099)	(52,480)	(2,252)	(99,519)
Transportation profit (loss)	$91,473	$31,041	$5,713	$(1,039)	$(84,299)	$42,889
Costs, expenses and revenue not allocated						(41,986)
Net income for the year						$903

Properties	$102,998	$152,036	$1,021,222	$97,063	$117,452	$1,490,771
Rights of use by segment	-	6,917	73,543	188,478	-	268,938
Other assets by segment	752,039	321,594	492,439	174,878	-	1,740,950
Shared assets	-	-	-	-	725	725
Total assets	$855,037	$480,547	$1,587,204	$460,419	$118,177	$3,501,384

Total liabilities by operating segment	$531,477	$88,104	$534,400	$371,097	$-	$1,525,078
Shared liabilities	-	-	-	-	175,282	175,282
Total liabilities	$531,477	$88,104	$534,400	$371,097	$175,282	$1,700,360

Total capital expenditures by segment	$49	$7,997	$148	$17,037	$-	$25,231
Shared capital expenditures	-	-	-	-	-	-
Total capital expenditures	$49	$7,997	$148	$17,037	$-	$25,231

22	Employee benefits

Expense for employee benefits

The expenses recognized for employee benefits are:

	2024	2023	2022
Salaries and benefits	$304,353	$264,005	$272,092
Pensions – defined benefit plans	10,578	10,949	13,224
	$314,931	$274,954	$285,316

The long-term liabilities recognized for pensions and other employee remunerations in the consolidated statement of financial position are comprised as follows:

	2024	2023
Long-term:
Pensions	$42,358	$44,808
Seniority premium	8,639	8,906
Termination of employment	23,685	23,676
	$74,682	$77,390

The short-term liabilities for employee benefits, are included in the line ‘Accounts payable and accrued liabilities’ in the consolidated statements of financial position, which as of December 31, 2024 and 2023, amounted to $4,122 and $3,012, respectively (see Note 15).

Remunerations on the termination of employment

The seniority premiums and the retirement plan (‘pensions’) obligations are based on actuarial calculations using the projected unit credit method. Pension benefits are based mainly on years of service, age, and salary level upon retirement.

The amounts charged to operations include the amortization of the cost of past services over the average time of service remaining. The Company continues with its policy of recognizing actuarial losses and gains for seniority premiums and pensions in the consolidated statement of operations, the actuarial gain net of taxes for 2024, 2023 and 2022 was $3,186, $5,917 and 21,785, respectively (see Note 16).

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

The details of the net cost for the period for seniority premiums and termination of employment, and also the basic actuarial estimates for the calculation of these labor obligations were shown as follows:

	2024		2023
	Pensions and seniority premiums	Termination of employment	Pensions and seniority premiums	Termination of employment
Current service cost	$1,409	$2,044	$(10,164)	$13,620
Interest cost	4,798	2,327	6,062	1,431
Net cost for the period	$6,207	$4,371	$(4,102)	$15,051

At December 31, 2024 and 2023, the reserve for pensions and seniority premiums, and also for the termination of employment, were comprised as follows:

	2024		2023
	Pensions and seniority premiums	Termination of employment	Pensions and seniority premiums	Termination of employment
Defined benefit obligations	$51,618	$23,685	$54,204	$23,676
Assets plan	(622)	-	(490)	-
Total reserve	$50,996	$23,685	$53,714	$23,676

As of December 31, 2024, and 2023, the defined benefit obligations (DBO) for pensions and seniority premiums, and also for the reserve for termination of employment, were comprised as follows:

	2024		2023
	Pensions and seniority premiums	Termination of employment	Pensions and seniority premiums	Termination of employment
DBO at beginning of period	$54,204	$23,676	$70,223	$14,914
Current service cost	1,409	2,044	(10,164)	13,620
Interest cost	4,798	2,327	6,062	1,431
Benefits paid	(2,034)	(517)	(1,297)	(310)
Benefits paid from plan assets	(6,228)	-	(6,674)	-
Past service cost	(531)	(3,845)	(3,946)	(5,979)
DBO at end of period	$51,618	$23,685	$54,204	$23,676

The assets plan as of December 31, 2024 and 2023 were comprised as follows:

	2024	2023
Value of the fund at beginning of year	$490	$485
Expected return on assets	175	(39)
Plan contributions	6,228	5,647
Benefits paid	(6,228)	(5,647)
Interests on assets plan	(44)	44
Value of the fund at end of year	$621	$490

The changes in the pension plan, seniority premium, and termination of employment plan as of December 31, 2024 and 2023 were as follows:

	2024	2023
Reserve for obligations at the beginning of the period	$77,390	$84,652
Cost for the period	10,578	10,949
Interest income	44	(44)
Contributions to the plan	(6,228)	(5,647)
Benefits paid on pension plan	(2,726)	(4,028)
Miscellaneous	175	(39)
Actuarial gain or losses	(4,551)	(8,453)
Reserve for obligations at the end of the period	$74,682	$77,390

The significant actuarial assumptions used for the valuation were:

	2024	2023
Discount rate	11.25%	10.75%
Salary increase rate	4.00%	4.00%
Inflation rate	3.50%	3.50%
Average working life expectancy	14.34	14.00

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

As of December 31, 2024 and 2023, approximately 8% and 10%, respectively, of the Company’s employees are employed under collective labor agreements. Under those contracts, labor compensations are subject to annual negotiation, while other compensations are negotiable every two years. As of December 31, 2024 and 2023, Grupo TMM has 720 employees in both years.

The significant actuarial assumptions to determine the defined benefits obligation are the discount rate, the salary increase rate, and the average life expectancy. The calculation of the defined benefits obligation is sensitive to these assumptions.

The following table summarizes the effects of changes to these actuarial assumptions on the defined benefits obligations at December 31, 2024:

	1.0% increase	1.0% decrease
Discount rate
(Decrease) increase in the defined benefits obligation	(1,142)	1,258

Salary increase rate
Increase (decrease) in the defined benefits obligation	532	(938)

	Increase in 1 year	Decrease in 1 year
Average life expectancies
(Decrease) increase in the defined benefits obligation	(53)	12

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

As of December 31, 2024, 2023 and 2022, income per share was determined based on the weighted average number of shares outstanding during the year. There are no potentially dilutive instruments outstanding, therefore basic and diluted income per share are the same.

24	Fair value measurement

Fair value measures for non-financial assets

The non-financial assets and liabilities measured at fair value in the statement of financial position are grouped into three levels of fair value hierarchy. The three levels are defined based on the observability of relevant data for the measuring, as follows:

•	Level 1: quoted prices (without adjustment) in active markets for identical assets and liabilities;

•	Level 2: data other than the quoted prices included in Level 1 that are observable for the asset and liability, either directly or indirectly;

•	Level 3: non-observable data for the asset or liability.

As of December 31, 2024 and 2023 non-financial assets measured at fair value were classified in Level 2 of this hierarchy, as described below:

	2024	2023
Level 3
Buildings	$172,305	$101,033
Lands	1,368,143	1,419,674
	$1,540,448	$1,520,707

As of December 31, 2024 and 2023, fair value of the Company’s properties were estimated based on appraisals performed by independent, professionally qualified property valuers.

The important information and assumptions are prepared in close collaboration with Management. The valuation processes and changes in the fair value are reviewed by the Administration and Finance Department on the financial reporting date. Additional information on fair value measurement is as follows.

Buildings and lands (Level 3)

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

As of December 31, 2024 and 2023, the reconciliation between the carrying amounts of non-financial assets classified within Level 3 was as follows:

	2024	2023
Balance as of January 1	$1,520,707	$1,250,989
Amount recognized in other comprehensive income:
Revaluation surplus	22,974	-

Additions and disposals, net	(3,233)	(2,782)
Transfer from available-for-sale assets	-	272,500
Balance as of December 31	$1,540,448	$1,520,707

As of December 31, 2024 and 2023, there were no effects from unrealized gains from fair value measurements.

25	Financial instruments risk

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

Grupo TMM also faces transactional currency exposure. This exposure derives from sales and acquisitions made in currencies other than Mexican pesos, Grupo TMM’s functional currency. As of December 31, 2024 and 2023, approximately 73% and 80% of Grupo TMM’s sales are denominated in US dollars, respectively while approximately 35% and 40% of the costs and expenses for both years are denominated in US dollars.

As of December 31, 2024 and 2023, the Company held monetary assets and liabilities denominated in foreign currencies other than the Mexican peso, translated at the corresponding interbank exchange rate as related to the Mexican peso, as follows:

	2024	2023
US dollars
Assets	$40,494	$23,356
Liabilities	(54,673)	(25,129)
	$(14,179)	$(1,773)

As of October 1, 2025, December 31, 2024 and 2023, the exchange rate was Ps18.3477, Ps20.5103 and Ps16.8935 per US dollar, respectively.

As of December 31, 2024 and 2023, the balance of monetary assets and liabilities denominated in currencies other than the Mexican peso or the US dollar is not significant.

Sensitivity analysis

The following table shows for the years ended December 31, 2024 and 2023 the sensitivity in profit or loss related to the financial assets and liabilities of Grupo TMM and the exchange rate; US dollar / Mexican peso considering that the rest of the conditions remain the same’, assumes a change of +/- 3% for 2024 and +/- 12% for 2023 in the peso / US dollar exchange rate.

This percentage was determined based on the volatility of the average exchange rate market over the past 12 months. The sensitivity analysis is based on financial instruments in foreign currency held by Grupo TMM on the reporting date.

If the Mexican peso had strengthened or weakened against the US dollar by 3% for 2024 and 12.00% for 2023,  this would have had the following impact on the monetary position:

	2024		2023
	3% increase in the exchange rate	3% decrease in the exchange rate	12% increase in the exchange rate	12% decrease in the exchange rate
Assets in US dollars	$1,124	$(1,124)	$47,348	$(47,348)
Liabilities in US dollars	(1,517)	1,517	(50,943)	50,943
	$(393)	$393	$(3,595)	$3,595

The exposure to exchange rates varies during each year, depending on the volume of overseas operations or in foreign currency; however, the above analysis is considered representative of Grupo TMM’s exposure to currency risk.

Interest rate risks

Grupo TMM’s exposure to the risk of changes in market interest rates is related principally to the long-term debt obligations at a variable interest rate.

Grupo TMM mainly contracts its loans in instruments with fixed rates; however, when the conditions of a variable rate loan are favorable, they are contracted under those conditions. As of December 31, 2024, the Company has $126.8 and $345.6 million pesos of debt contracted on fixed and variable rates, respectively. As of December 31, 2023, the debt contracted on fixed and variable rates was $71.2 and $3.2 million pesos, respectively.

Sensitivity analysis

The following table illustrates the sensitivity in profit or loss at December 31, 2024 and 2023 to a reasonably possible change in the interest rates of +/- 1% and +/- 1%, respectively. These changes are considered to be reasonably possible based on the current market conditions.

The calculations are based on a variance in the average market interest rate for each period and the financial instruments on the reporting date that are sensitive to variances in the interest rates. The rest of the variables remain constant.

	2024		2023
	+1% Variance	-1% Variance	+1% Variance	-1% Variance
Income or loss for the year	$(139)	$139	$(6,307)	$6,307

The impact shown in the above sensitivity is considered the same both in the results of profit or loss and in stockholders’ equity.

Concentration of risk

For the year ended December 31, 2024, the Company obtained revenues from PEMEX Exploración y Producción, CFE Energía and Celanese Operations Mexico, representing 28%, 14% and 11%, respectively. None of the remaining customers represents more than 4% of the total revenues.

For the year ended December 31, 2023, the Company obtained revenues from PEMEX Exploración y Producción, Celanse Operations Mexico and Helmsley Management, representing 38%, 13% and 6%, respectively. None of the remaining customers represent more than 4% of its total revenues.

The Company considers that the risk of concentration is reasonable due to its operation and the industry in which it operates. The Company’s strategic plans include gradually reducing the concentration of its revenues and customers from the maritime operation segment, by strengthening its maritime infrastructure and logistics operations, ports and terminals, which have a broader market with a lower concentration of customers.

Credit risk

Credit risk is managed on a group basis, based on the credit risk management policies and procedures of Company based on each operating segment.

Credit risk with respect to cash balances maintained in banks and sight deposits is managed through diversification of bank deposits that are only made with high credited financial institutions. For other receivables, other than trade accounts receivable and contractual assets, the balances are considered immaterial and whose risk of default is low.

The Company continuously monitors the creditworthiness of customers, based on its experience and customer profiles defined by Management. The Company’s policy is to deal only with creditworthy counterparties. Credit terms range between 30 and 90 days (except Pemex that handles credit terms of 180 days after billing date). Credit terms negotiated with customers are subject to an internal approval process that considers the experience and profile of the customer. Current credit risk is managed by a periodic review of the accounts receivable aging analysis, together with credit limits per customer.

For certain types of services and customers, it is required that they pay in advance the amount corresponding to the services, thus mitigating the credit risk.

Trade receivable from customers comprise a large number of clients across various industries and geographic areas in Mexico, except for the maritime operation segment where the number of clients is limited, which facilitates the monitoring of the risk conditions of those trade receivables.

Grupo TMM does not maintain any guarantee on its trade accounts receivable or any other financial assets.
In addition, the Company does not have guarantees related to other financial assets (i.e., other receivables, cash and cash equivalents held in banks).

Trade receivables

Grupo TMM applies the IFRS 9 simplified model of recognizing lifetime expected credit losses (ECL) for all trade receivables as these items do not have a significant financing component.

In measuring the expected credit losses, the trade receivables have been assessed on a collective basis as they possess shared credit risk characteristics. They have been grouped based on the days past due and also according to the geographical location of customers.

Expected credit loss rates are based on the sales payment profile as well as the corresponding historical credit losses during the last periods. Historical rates are adjusted to reflect current and future macroeconomic factors that affect the customer’s ability to liquidate the unpaid balance.

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

Pursuant to the foregoing, the expected credit loss for trade accounts receivable as of December 31, 2024 and 2023 was determined as follows:

	Trade accounts receivable days in arrears
	Current	More than 30 days	More than 60 days	More than 90 days	Total
As of December 31, 2024
Gross carrying value	$151,637	$2,109	$4,326	$167,919	$325,991

Single average ECL rate					36.54%
Expected credit losses during the lifetime					$119,124

As of December 31, 2023
Gross carrying value	$49,544	$8,867	$3,505	$206,684	$268,600

Single average ECL rate					10.65%
Expected credit losses during the lifetime					$28,612

Liquidity risk

Liquidity risk consists of Grupo TMM being unable to meet its obligations. The Company manages its liquidity needs by monitoring scheduled debt service payments for short- and long-term financial liabilities, as well as forecasting cash inflows and outflows in the business at least on a weekly basis. As of December 31, 2024, and 2023, 74% and 90%, respectively, of Grupo TMM’s financial liabilities are due within the next 12 months.

The Group’s objective is to maintain cash and short-term investments to meet its liquidity requirements for periods of at least 30 days. This objective was met for the reported periods. Financing for long-term liquidity requirements is additionally secured through an adequate amount of available lines of credit and through the ability to sell non-strategic assets.

As of December 31, 2024, and 2023, the financial liabilities and other liabilities of Grupo TMM had contractual maturities (including interest payments as applicable) and were summarized as follows:

	Current		Non-Current
	In 6 months	6 to 12 Months	1 to 4 years	More than 4 Years
As of December 31, 2024
Trade payables	$52,202	$50,186	$114,163	$260,497
Accounts payable and accrued expenses	356,200	-	-	-
Related parties		588,471
Leasing liabilities		172,409
Financial debt	13,286	9,133	21,791	38,392
	$421,688	$820,199	$135,954	$298,889
As of December 31, 2023
Trade payables	$9,606	$54,533	$12,374	$-
Accounts payable and accrued expenses	350,653	-	-	-
Related parties	-	340,744	-	-
Leasing liabilities	-	147,098	-	-
Financial debt	38,426	28,717	49,573	50,863
	$398,685	$571,092	$61,947	$50,863

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

As of December 31, 2024 and 2023, the amounts managed as capital are as follows:

	2024	2023
Stockholders’ equity	$2,108,440	$1,974,377
Cash and cash equivalents	(207,110)	(100,044)
Capital	$1,901,330	$1,874,333

Stockholders’ equity	$2,108,440	$1,974,377
Financial debt	477,048	76,513
Leasing liabilities	82,602	167,579
Overall financing	$2,668,090	$2,218,469

Capital-to-overall financing ratio	0.71	0.84

27	Contingencies

a)	RPS Claim

On August 7, 2007, Transportación Marítima Mexicana, S.A. de C.V. (‘TMM’), subsidiary of Grupo TMM, filed a claim for arbitration against Refined Product Services (“RPS”) for$50 thousand US dollars, (approximately $1,026) or various expenses incurred by TMM due to the delay of the re-delivery of the tanker vessel Palenque.

On October 19, 2007, RPS filed a countersuit for $3.0 million US dollars, (approximately $61,531) for alleged faults and lack of maintenance involving the tanker vessel Palenque, and also consequential damages for having lost a contract while the vessel was being repaired. During the year 2023 and 2024 and up to the date of authorization of the consolidated financial statements, no significant events occurred in the process.

The Company’s Management and its legal advisors consider the position against this countersuit is strong, as there are sufficient elements and arguments for defense, also the amount claimed by RPS would appear to be excessive and for non-supported issues.

b)	Tax matters of TMM

i.
Lawsuit filed by TMM against the resolutions determining various tax credits for alleged omissions regarding income tax for the fiscal year 2005. On April 14, 2021, the Full Jurisdictional Chamber of the Superior Chamber of the Federal Administrative Justice Tribunal issued a ruling, declaring the nullity of the resolution determining the tax credit, except for a few deductions, for which a tax credit of $1.5 million pesos was determined, which has been paid.

ii.
During 2017 and 2016, Grupo TMM filed Motions for Annulment with the Federal Court of Administrative Justice against various decisions of the Tax Administration Service (SAT for its acronym in Spanish), on the rejection of tax deductions (year 2007), modifications to the Consolidation Regime for controlled companies (year 2005), deferred income tax on consolidation (year 2010), and the termination of the consolidation regime (year 2013). It should be noted that all jurisdictional instances have been resorted to, including the revaluation of the determinants is being considered for a negotiation in favor of the Group’s interests.

In relation to numeral ii., during 2024 and up to the date of authorization of the consolidated financial statements, these cases remain ongoing without significant changes primarily due to the Judicial Reform process in Mexico, which has affected the resolution times of the ongoing cases.

iii.
On March 25, 2025, the ruling was notified in which the request for amparo by TMM was denied, confirming the validity of the resolution that determined various tax credits for alleged omissions in withholding Income Tax and VAT from foreign residents, for the fiscal year 2014; on April 14, 2025, the Request for Review was filed against the ruling issued in the trial where the protection and safeguarding of the Union's Justice is sought.

c)	Other legal proceedings

The Company is participating into various other legal proceedings and administrative actions, all of which are of an ordinary or routine nature and incidental to its operations. Although it is impossible to predict the outcome of any legal proceeding, in the opinion of the Company’s Management, such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on the Company’s financial condition, results of operations or liquidity.

d)	Operations with related parties

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

The Company has significant transactions and relations with related parties. In regards to this the Company and its subsidiaries are in the process of completing this study for 2024 and 2023.

e)	Other legislation

Grupo TMM and Subsidiaries are subject to the laws and ordinances of other countries, as well as international regulations governing maritime transportation and the observance of safety and environmental regulations.

28	Subsequent events to the reporting date

a)
In January 2025, a newly constructed floating dock was incorporated into the fleet of the ‘Maritime Infrastructure Division’, which was acquired through financing provided by Bancomext for 16.8 million dollars, equivalent to approximately 85% of its value at a rate of SOFR + 2.35% with quarterly payments of principal and interest. The floating dock has the capacity to service vessels of up to 6,000 tons of lift, accessing 94% of the market. Additionally, that month, a financing contract was signed with Grupo Financiero Inbursa for 40.5 million US dollars at an annual rate of SOFR + 5%, with semiannual payments of principal and interest, for the purchase of two specialized vessels called ‘Dredging vessels’ designed and converted by the technical team of the ‘Maritime Division’.

b)
The U.S. Securities and Exchange Commission (SEC) adopted on 6 March 2024 some significant and climate-related disclosure requirements for public companies in their periodic disclosure reports. Under this requirement Grupo TMM will have to make climate-related disclosures, among other the following:

•	Climate-related risks reasonably likely to materially impact the Company’s business strategy, results of operations or financial condition.

•	Actual and potential material impacts of identified climate-related risks on strategy, business model and outlook.

•	Quantitative and qualitative description of material expenses incurred and material impacts on financial estimates and assumptions that directly result from mitigation or adaptation activities.

•	Specific activities to mitigate or adapt to a material climate-related risk, including the use of transition plans, scenario analysis, or internal carbon prices.

•	Oversight by the board of directors of climate-related risks and role of management in assessing and managing the registrant’s material climate-related risks.

•	Processes for identifying, assessing, and managing material climate-related risks and whether and how these are integrated into the overall risk management system or processes.

•	Information about climate-related targets or goals that have materially affected or are reasonably likely to materially affect the registrant’s business, results of operations, or financial condition.

•
A qualitative description of how the development of estimates and assumptions are impacted if estimates and assumptions used to produce financial statements were materially impacted by risks and uncertainties associated with severe weather events and other natural conditions or any disclosed climate-related targets or transition plans.

The Company’s compliance dates required for disclosure and financial statements and electronic tagging will be for the year 2027, in respect to Greenhouse Gas (GHG) Emissions there is no requirement since the Company is neither an accelerated filer nor a non-accelerated filer.

Currently, Company’s Management is in process to define and execute its sustainability strategy to comply with the local and foreign sustainability reporting requirements.

29	Authorization of the consolidated financial statements

The consolidated financial statements of the Company were authorized by Verónica Tego on October 1, 2025, in her capacity as Director of Administration and Finance, as well as by the Board of Directors on the same date.