Form 20-F
period 2025-12-31
GRUPO TMM SAB
filed 2026-09-11
CIK 1163560

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

174,553,127 Shares outstanding as of December 31, 2025.

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

Yes ☐    No ☒

TABLE OF CONSENTS

Grupo TMM, S.A.B. and Subsidiaries

Introduction

In this Annual Report, references to “$,” “Ps,” “Mx. pesos,” “Pesos” or “pesos” are to Mexican pesos and references to “US$,” “U.S. dollars,” “Dollars” or “dollar” are to United States Dollars. This Annual Report contains translations of certain Dollar amounts into Pesos at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Dollar amounts actually represent such Peso amounts or could be converted into Pesos at the rates indicated or at any other rate. In this Annual Report on Form 20-F, except as otherwise provided, references to “we,” “us,” “our” and “Company” mean Grupo TMM, S.A.B. and its consolidated subsidiaries, and “Grupo TMM” means “Grupo TMM, S.A.B.”

Presentation of Financial Information

Our consolidated financial statements are reported in Mexican pesos and prepared in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The financial information included in this Annual Report was authorized by the Board of Directors on July 1, 2026.

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

•
The persistence of geopolitical tensions stemming from ongoing international conflicts, and their prolonged impact on global markets, including supply chain disruptions, price volatility in commodities, fuels and energy products, rising logistics and freight costs, as well as heightened uncertainty across financial and capital markets;

•	conditions affecting the international shipping and transportation markets or the oil and gas industry;

•	conditions resulting from future pandemics, epidemics or other outbreaks of infectious diseases and governmental responses thereto;

•	our ability to reduce corporate overhead costs;

•	the availability of capital to fund our expansion plans;

•	our ability to utilize a portion of our current and future tax loss carryforwards;

•	changes in fuel prices;

•	changes in legal, environmental or tax provisions or regulations in Mexico or the United States;

•	fluctuations in financial markets, interest rates and foreign exchange rates.

•	competition in geographic and business areas in which we conduct our operations;

•	the adverse resolution of litigation and other contingencies;

•	the ability of management to manage growth and successfully compete in new businesses;

•	the ability of the Company to diversify its customer base; and

•	the ability of the Company to proceed with the payment, restructuring or refinancing of its debt, or to obtain new financing.

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

C.  Reasons for the Offer and Use of Proceeds

Not applicable.

D.  Risk Factors

Our business is subject to various risks and uncertainties that have the potential to materially and adversely affect our business, results of operations, financial condition and future prospects. This Annual Report includes information on risks relating to our business, operations and financial condition, indebtedness, and ownership of our Shares and ADSs, as well as risks related to Mexico and investments in Mexican companies like Grupo TMM. These are not the only risks we face, but if any of them were to occur, either alone or together with additional risks and uncertainties not currently known to us, or that we do not currently consider material, the value of our Shares or ADSs may decline and you may lose all or part of your investment. Accordingly, before deciding whether to invest in our Shares or ADSs, you should review the other information regarding our business contained in this Annual Report, including the Audited Consolidated Financial Statements and the related notes thereto, as well as other reports filed by us with the SEC and Mexican Stock Exchange.

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

•	If the time charter arrangements for the vessels we operate are terminated or expire, our business could be adversely affected.

•	A portion of our results from operations are dependent on fuel expenses.

•	We may be unable to successfully expand our businesses.

•	Significant competition could adversely affect our future financial performance.

•	Downturns in certain cyclical industries in which our customers operate could have adverse effects on our results of operations.

•	Grupo TMM is a party to agreements with other parties as investors in joint ventures and associates.

•	Over time, asset values may fluctuate substantially and, if these values are lower at a time when we are attempting to dispose of an asset, we may incur a loss.

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

•
The persistence of international geopolitical tensions, such as the conflict between Russia and Ukraine and other conflicts involving significant economies, could have a material adverse effect on our business.

•
Changes in trade policy by the United States or other countries could give rise to diplomatic tensions, including the imposition of new tariffs, regulations, economic sanctions or protectionist measures that may directly affect logistics costs.

•	Our information technology systems, as those of any company, may be subject to security incidents or interruptions in network connectivity which could have a material adverse effect on our business.

•	Our customers may take actions that may reduce our revenues.

•	Our financial statements may not be comparable to financial statements prepared under United States accounting rules.

•	Failure to comply with the U.S. Foreign Corrupt Practices Act could result in fines, criminal penalties, and an adverse effect on our business.

•	Changes in Mexico's Federal Judiciary could adversely affect the resolution of our legal proceedings and the institutional environment in which we operate.

Risks Relating to our Indebtedness

•
Our substantial indebtedness could adversely affect our financial condition and impair our ability to operate our businesses, and we may not be able to pay the interest on and principal amount of our indebtedness.

•	Grupo TMM is primarily a holding company and depends upon funds received from its operating subsidiaries to make payments on its indebtedness.

•	Restrictive covenants in our financing agreements may restrict our ability to pursue our business strategies.

•
We are exposed to fluctuations in the exchange rate between the Mexican peso and the U.S. dollar, as a significant portion of our revenues, although invoiced in U.S. dollars, is primarily settled in Mexican pesos.

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

Our operations are subject to risks related to pandemics, epidemics or other infectious disease outbreaks, which negatively affected economic conditions and the demand for shipping and transportation services globally and within the Gulf of Mexico. As a result, our vessels may be unable to call on ports, or may be restricted from disembarking from ports, located in areas affected by epidemics. Further, such measures may restrict our ability to conduct operations at our ports and terminals.

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

In accordance with the Mexican Companies Act (Ley General de Sociedades Mercantiles), when a company has accumulated losses in excess of two-thirds of its capital stock, the dissolution of the company may be adopted by the shareholders of the company at an Extraordinary Shareholders Meeting called by the company’s board of directors upon the request of shareholders representing at least 33% of the company’s capital stock. At the Extraordinary Shareholders Meeting, the shareholders may vote to either dissolve the company or approve any corporate strategy for addressing the accumulated losses.

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

While the Company has generated net income in most recent fiscal years, its historical performance has been subject to certain variations driven by market conditions and specific events. The Company's ability to continue as a going concern depends on its capacity to sustain adequate levels of profitability and, as the case may be, access financing on favorable terms. However, there can be no assurance that the Company will continue to generate such net income or that it will obtain additional financing on the terms required.

If the time charter arrangements for the vessels we operate are terminated or expire, our business could be adversely affected.

As of the date of this Annual Report, we operate five offshore vessels on time charter to Petróleos Mexicanos, the national oil company of Mexico (“PEMEX”). In the event that these time charter agreements are terminated or expire without being renewed, we will be required to seek new bareboat or time charter agreements for these vessels. We cannot assure that vessels currently under bareboat or time charter will be available upon the expiration of their respective agreements, or that such agreements can be renewed on favorable terms. Furthermore, the rates applicable at the time of renewal could differ materially from those currently in effect. If we are unable to obtain time charter or bareboat charter arrangements on terms acceptable to us, we may offer the services of such vessels in the spot market. Because spot market charter and lease rates are subject to greater fluctuation than long-term time charter or bareboat charter rates, our inability to retain existing charter agreements or enter into comparable arrangements could adversely affect our operating results.

Our results from operations are dependent on fuel expenses.

Part of our vessel operations consume significant amounts of energy and fuel, the cost of which has fluctuated significantly worldwide in recent years. With respect to our other operations, our customers pay for the fuel consumption. We currently meet, and expect to continue to meet, our fuel requirements through purchases from various suppliers at North American market prices. In addition, instability caused by imbalances in the worldwide supply and demand of oil may result in increases in fuel prices. Through 2025, fuel expenditures represented a significant portion of our operating costs across our logistics and vessel operations, and given the increase in fuel prices that cannot be hedged or passed through to the end users of our transportation services, we cannot assure that our operations will not be materially and adversely affected in the future should energy and fuel costs continue to rise. For example, crude oil prices increased substantially during 2023 following Russia's invasion of Ukraine, before stabilizing in 2024, declining from over $100 to approximately $75–$80 per barrel, and averaging $61.6 per barrel in 2025. However, in March 2026, international oil prices showed an upward trend amid geopolitical tensions in the Strait of Hormuz. During that period, the Brent and WTI benchmark blends reached peak prices of approximately $118.4 and $98.71 per barrel, respectively, while the Mexican blend traded at approximately $99.21 per barrel. l

We may be unable to successfully expand our businesses.

Future growth of our businesses will depend on a number of factors, including:

•	the continued identification, evaluation and participation in niche markets;

•	the identification of joint venture opportunities or acquisition candidates;

•	our ability to enter into acquisitions on favorable terms;

•	our ability to finance the expansion and diversification of our business;

•	our ability to hire and train qualified personnel, and to maintain our existing managerial base; and

•	our ability to manage expansion effectively and to obtain required financing.

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

Our international and domestic maritime operations have faced significant competition, mainly from U.S., Mexican and other international shipping companies acting directly or through a Mexican intermediary. In our ports, terminals, and logistics operations, our services have faced intense competition, including price competition, from a large number of U.S., Mexican, and other international companies. We cannot assure you that we will not lose business in the future due to our inability to respond to competitive pressures by decreasing our prices without adversely affecting our gross margins and operational results.

Downturns in certain cyclical industries in which our customers operate could have adverse effects on our results of operations.

The shipping, ports and terminals, and logistics industries are highly cyclical, generally tracking the cycles of the world economy. Although transportation markets are affected by general economic conditions, there are numerous specific factors within each particular market segment that may influence operating results. Some of our customers do business in industries that are highly cyclical, including the oil and gas and automotive sectors. Also, some of the services we transport have had a historical pattern of price cyclicality, which has typically been influenced by the general economic environment and by industry capacity and demand. We cannot assure you that prices and demand for these products will not decline in the future, adversely affecting those industries and, in turn, our financial results.

Grupo TMM is party to contracts with other parties as joint investors in subsidiaries with a joint venture.

Grupo TMM and certain third parties have invested in subsidiaries with joint ventures. Grupo TMM may enter into more contracts of this kind in the future. The business partners of Grupo TMM in these subsidiaries may, at any moment, from an economic standpoint, have economic, commercial, and legal interests, or objectives that adjust to our interests or to those of the entity in which they have invested with us. Additionally, the dividends that are distributed from the subsidiaries that Grupo TMM does not fully own, will be distributed according to the subsidiaries’ ownership interests. For these and other reasons, the controversies or conflicts with the business partners with whom Grupo TMM has a strategic alliance or a relationship, may negatively affect its capacity to conduct its businesses and to receive distributions from the subsidiaries and obtain a profit from its investments.

Over time, asset values may fluctuate substantially and, if these values are lower at a time when we are attempting to dispose of an asset, we may incur a loss.

The value of our assets may fluctuate substantially over time due to a number of different factors, including:

•	prevailing economic market conditions related to the asset;

•	a substantial or extended decline in world trade;

•	increases in the supply of vessel capacity;

•	increased port and terminal capacity;

•	prevailing charter rates;

•	restrictions arising from emergency public health measures; and

•	the cost of retrofitting or modifying existing ships and other assets as a result of technological advances, changes in applicable environmental or other regulations or standards.

In the future, if the market values of our assets deteriorate significantly, we may be required to record an impairment charge in our financial statements, which could adversely affect our results of operations. If a vessel charter terminates, we may be unable to re-charter the vessel at an acceptable rate and, rather than continue to incur costs to maintain and finance the asset, we may seek to dispose of it. Our inability to dispose of a vessel or other asset at a reasonable price could result in a loss on its sale and adversely affect our results of operations and financial condition.

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

The factors that influence demand for our services include:

•	supply and demand for products suitable for shipping, ports and terminals, and logistics services;

•	changes in global production of products transported by vessels or for which we render other services;

•	the distance cargo products are to be moved by sea or land;

•	the globalization of manufacturing as well as the reconfiguration of supply chains, including trends such as nearshoring;

•	global and regional economic and political conditions;

•	changes in seaborne and other transportation patterns, including changes in the distances over which cargoes are transported;

•	environmental and other regulatory developments;

•	technological advancements;

•	currency exchange rates;

•	weather and natural disasters; and

•	global and regional public health developments.

The factors that influence our services capacity include:

•	the number of newbuilding vessel deliveries and the scrapping rate of similar vessels;

•	the Mexican foreign trade balance;

•	the price of steel and other raw materials;

•	changes in environmental and other regulations that may limit the useful life of vessels and other assets;

•	the number of vessels or other assets that are out of service;

•	port congestion; and

•	the existence of emergency public health measures that may require us to suspend or curtail some of our businesses.

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

Additionally, some shipping, ports and terminals, and logistics activities decrease substantially during periods of bad weather. Such adverse weather conditions can adversely affect our results of operations and profitability if they occur with unusual intensity, during abnormal periods, or last longer than usual in our major markets.

Our operations are subject to extensive environmental and safety laws and regulations and we may incur costs that have a material adverse effect on our financial condition as a result of our liabilities under or potential violations of environmental and safety laws and regulations.

Our operations are subject to general Mexican federal and state laws and regulations relating to the protection of the environment. The Mexican Attorney General for Environmental Protection (Procuraduría Federal de Protección al Ambiente) is empowered to bring administrative and criminal proceedings and impose corrective actions and economic sanctions against companies that violate environmental laws, and temporarily or permanently close non-complying facilities under the Mexican General Law of Ecological Balance and Environmental Protection (Ley General de Equilibrio Ecológico y la Protección al Ambiente, or "LGEEPA"). The Mexican Ministry of Environmental Protection and Natural Resources (Secretaría del Medio Ambiente y Recursos Naturales or “SEMARNAT”) and other ministries have promulgated compliance standards for, among other things, water discharge, water supply, air emissions, noise pollution, hazardous substances transportation and handling, and hazardous and solid waste generation. Under the environmental laws, the Mexican government has implemented a program to protect the environment by promulgating rules concerning water, land, air and noise discharges or pollution, and the transportation and handling of wastes and hazardous substances.

We are also subject to the laws of various jurisdictions and international conferences with respect to the discharge of hazardous materials, waste and pollutants into the environment.

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

The vessels we operate must also meet stringent operational, maintenance and structural requirements, and they are subject to rigorous inspections by governmental authorities such as the U.S. Coast Guard and other foreign authorities that have enacted legislation similar to the OPA for vessels operating in U.S. and foreign territorial waters. Non-compliance with these requirements could result in substantial fines, penalties or other sanctions.

We could have liability with respect to contamination at third-party facilities in the United States where we have transported hazardous substances or waste under the U.S. Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA” or “Superfund”) and comparable state laws (known as state Superfund laws). CERCLA and the state Superfund laws impose joint and several liability for the cost of investigation and remediation, natural resources damages, certain health studies and related costs, without regard to fault or the legality of the original conduct, on certain classes of persons with respect to the release into the environment of certain substances. These persons, commonly called “potentially responsible parties” or “PRPs,” include the current and certain prior owners or operators of and persons that arranged for the disposal or treatment of hazardous substances at sites where a release has occurred or could occur. In addition, other potentially responsible parties, adjacent landowners or other third parties may initiate cost recovery actions or toxic tort litigation against PRPs under CERCLA or state Superfund law or state common law.

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

As of March 31, 2026, we had 642 employees, of whom approximately 7% were unionized. The compensation terms of the labor agreement with these employees are subject to renegotiation on an annual basis and all other terms are renegotiated every two years. If we are not able to negotiate these provisions favorably, strikes, boycotts or other disruptions could occur, and these potential disruptions could have a material adverse effect on our financial condition and results of operations and on our ability to meet our payment obligations under our financing arrangements.

In addition, in connection with the labor commitments included in the United States-Mexico-Canada Agreement (“USMCA”), the successor to the North American Free Trade Agreement (“NAFTA”), the Mexican government has implemented and continues to enforce significant structural labor reforms aimed at strengthening and safeguarding workers’ rights. These include, among other measures, the ratification of the International Labor Organization’s Convention C098, the “Right to Organize and Collective Bargaining Convention”, and revisions to the Mexican Federal Labor Law (Ley Federal del Trabajo) aimed at prohibiting discrimination and workplace harassment, establishing new labor courts and judicial protections for workers, enhancing the transparency of procedures for the negotiation of collective bargaining agreements, and ensuring the voting rights of workers on matters such as union contracts and representation. These developments, together with substantial increases in Mexico’s general minimum wage, have spurred increased demands from workers and labor unions for salary and benefit increases. We cannot predict how these developments may affect our business, results of operations or its financial condition. Any increased demands by our unionized workers may lead to higher labor costs, which could have a negative impact on our business, results of operations or financial condition.

Global geopolitical tensions, international armed conflicts and instability in critical hydrocarbon production and transit regions, particularly the Middle East, Russia and Venezuela, may have a material adverse effect on our business, financial condition, liquidity and results of operations.

During 2024 and 2025, global financial and commodities markets experienced significant volatility as a result of prolonged armed conflicts, international economic sanctions, disruptions in supply chains and abrupt changes in energy prices. In particular, the armed conflict between Russia and Ukraine, which began in February 2022 and remains ongoing as of the date of this report, as well as tensions and conflicts in the Middle East —including those in the Red Sea region and the Strait of Hormuz that have affected critical maritime trade routes— have had direct and indirect effects on our operations. These developments have resulted in the following:

•
Volatility in fuel and energy prices. International prices for crude oil and marine fuels have experienced significant increases and fluctuations. During 2024 and 2025, we experienced material increases in fuel costs for our maritime operations, which have pressured our operating margins, particularly under contracts where we are unable to fully pass through these increases to our customers.

•
Increases in vessel chartering costs. Global instability and disruptions in traditional shipping routes have led to increases in vessel charter and leasing rates in the international market, affecting our costs when additional capacity is required or when renewing charter agreements.

•
Supply chain constraints. Economic sanctions imposed by the United States, the European Union and other countries against Russia—including the exclusion of certain Russian financial institutions from the SWIFT financial messaging system—have caused disruptions in the availability and cost of spare parts, maritime equipment and other critical inputs necessary for the maintenance of our fleet and port infrastructure.

•	Uncertainty in demand for services. International tensions may affect global trade volumes, which could reduce demand for maritime transportation services, port logistics and storage services.

The continuation, escalation or emergence of additional armed conflicts could result in further economic deterioration, additional restrictions on cross-border commercial transportation or the implementation of stricter security measures that may affect the global flow of goods. We continue to monitor these geopolitical developments and their potential impact on international markets. Any of these factors could have a material adverse effect on our business, financial condition, liquidity and results of operations.

 Changes in trade policy by the United States or other countries could give rise to diplomatic tensions, including the imposition of new tariffs, regulations, economic sanctions or protectionist measures that may directly affect logistics costs.

The administration of President Donald Trump, who began his second term in January 2025, has implemented and continues to evaluate a protectionist trade agenda that includes the imposition of tariffs on products imported from Mexico, potential modifications to the operational terms of the United States-Mexico-Canada Agreement (“USMCA”), and increased scrutiny of cross-border operations.

During 2025, we experienced material effects resulting from these trade policies, including:

•
Reduction in demand for automotive logistics services. The imposition of tariffs on Mexican vehicles and auto parts, together with regulatory uncertainty regarding rules of origin under the USMCA, has contributed to a significant contraction in automotive sector activity in the Bajío region of Mexico. Several automotive manufacturing facilities in Aguascalientes, Guanajuato and surrounding states—which represent an important portion of our customer base for logistics services—have announced temporary shutdowns, reduced shifts or permanent closures, negatively impacting volumes and demand for our container handling and automotive logistics services.

•
Volatility in trade flows. Tariffs and the threat of additional measures have generated volatility in foreign trade flows between Mexico and the United States, our primary commercial corridor, which affects the utilization of our operating capacity.

•
Pressure on operating margins. Volatility in the Mexican peso-U.S. dollar exchange rate, exacerbated by trade tensions, has increased the cost of critical imported inputs for our operations, including steel used for vessel repairs, fuels, spare parts and technological equipment.

Additionally, one of the external risks we face relates to potential changes in executive orders issued by the U.S. government, particularly those related to foreign trade, border security, international transportation and energy policies. During 2025, the U.S. government issued and continues to evaluate issuing new executive orders that may modify customs and inspection procedures at ports of entry, increasing logistics times and costs; impose additional restrictions on certain types of cargo or products originating from Mexico; modify safety requirements and certifications for vessels and maritime operators; or alter financing conditions or access to U.S. capital markets for Mexican companies. These developments may create regulatory uncertainty that complicates medium- and long-term strategic planning and could substantially modify the operational and logistical conditions under which we operate.

Furthermore, trade disputes between the United States and China, as well as potential diplomatic tensions with other major trading partners, could indirectly affect our operations if they result in reductions in global trade or the redirection of trade flows away from Mexican ports and maritime routes.
Additionally, the United States-Mexico-Canada Agreement (“USMCA”) provides for a formal review of its provisions in July 2026. In light of the current environment of protectionist trade policies promoted by the U.S. administration, there is uncertainty as to whether such review could result in modifications to rules of origin, dispute resolution mechanisms or market access conditions that could affect trade volumes driving demand for our logistics, port and maritime transportation services. We cannot predict the outcome of such review or the impact it may have on our business, financial condition or results of operations.

Our information technology systems, like those of any other company, may be exposed to security incidents, unauthorized access or network connectivity disruptions, which could have a material adverse effect on our operations, financial condition, results of operations or reputation.

Our business operations rely on an information technology systems platform and communications networks that include technological infrastructure, software applications, computer equipment and cloud-based services. Despite the implementation of controls and protective measures, these systems remain susceptible to cybersecurity incidents, operational failures, disruptions in local and/or global network connectivity and other events beyond our control.

To mitigate these risks, we continue to strengthen our security measures through the implementation of technological and administrative controls, including the use of infrastructure and specialized services from leading providers such as Amazon Web Services (AWS), as well as advanced threat protection, detection and filtering tools for email and devices through solutions such as Microsoft Defender for Office 365. We also conduct internal awareness campaigns aimed at our employees regarding information security practices, including the prevention of social engineering attacks, secure information management and the periodic updating of credentials.

In addition, we have implemented advanced protection mechanisms on computing devices that enable real-time monitoring and response to potential threats, as well as remote management of software updates and security patches with the objective of maintaining our systems up to date and reducing vulnerabilities. We also maintain internal procedures for the identification of and response to potential large-scale cyberattacks or attempts at unauthorized access, including the preventive blocking of accounts, event analysis and corrective actions to restore secure operating conditions.

Notwithstanding the measures implemented, we cannot guarantee that our systems, or those of third parties with whom we interact, will not be compromised or that interruptions in technological services will not occur. Any significant incident could result in disruptions to our operations, loss or compromise of information, additional remediation costs, damage to our reputation or potential legal liabilities.

Furthermore, the occurrence of cybersecurity-related incidents, or the perception by our customers of a potential disruption in the quality or continuity of our services, could lead some customers to reduce or discontinue the use of our services, request different commercial terms or exercise contractual rights against us. Although we maintain contracts that establish rights and obligations for the parties, we cannot assure that the enforcement or defense of such rights in court would always be practical, timely or economically favorable.

If any of these events were to occur, our revenues, results of operations and financial condition could be materially adversely affected.

 Our customers may take actions that may reduce our revenues.

If our customers believe that our financial condition will result in a lower quality of service, they may discontinue use of our services. Additionally, some customers may demand lower prices. While we have contracts with some of our customers that prevent them from terminating our services or which impose penalties on customers who terminate our services, it may be impractical or uneconomical to enforce these agreements in Mexican courts. If any of these events occur, our revenues will be reduced.

Our financial statements may not be comparable to financial statements prepared in accordance with U.S.  accounting standards.

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

Failure to company with the U.S. Foreign Corrupt Practices Act could result in fines, criminal penalties and an adverse effect on our business.

We may operate in a number of countries around the world, including countries suspected to have a risk of corruption. We are committed to doing business in accordance with applicable anti-corruption laws. We are subject to the risk that we or our directors, employees and agents may take actions determined to be in violation of the Foreign Corrupt Practices Act or other anti-corruption laws. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, earnings or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Further, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention from our senior management.

Changes in Mexico's Federal Judiciary could adversely affect the resolution of our legal proceedings and the institutional environment in which we operate.

On September 11, 2024, Mexico's senate approved a sweeping constitutional reform meant to fundamentally reshape the country's judicial system, principally by having all judges in the country be popularly elected to their positions. The first elections occurred on June 1, 2025, when judges for 881 judicial positions were elected. Further elections for an additional 800 judicial positions will occur in 2027.

As a result, the Supreme Court of Justice of the Nation and other jurisdictional bodies have been reconstituted under a new configuration, the practical effects of which on the continuity of pending cases, jurisprudential criteria and resolution timelines remain uncertain.

This institutional transformation could affect the development and duration of judicial, administrative or amparo proceedings in which the Company is a party, including tax, labor and regulatory matters.

We cannot predict the impact that these changes may have on the resolution of such proceedings or on the application of the prevailing legal framework, which could adversely affect our operations and results.

 Risks Relating to our Indebtedness

Our substantial indebtedness could adversely affect our financial condition and impair our ability to operate our business, and we may not be able to pay the interest on and principal amount of our indebtedness.

As of March 31, 2026, Grupo TMM’s total debt amounted to $1,201.8 million, which includes $982.2 million of bank debt owed to various banks, $10.5 million owed to non-institutional lenders, $164.0 million of related parties, and $45.1 million of liabilities associated with our long-term leases. Of this debt, $336.3 million is short-term debt, and $865.5 million is long-term debt.

Under IFRS, transaction costs related to financing arrangements are recognized as part of the debt under the amortized cost classification.

As of December 31, 2025, our total debt amounted to $1,262.2 million, which includes $1,046.0 million of bank debt owed to various banks, $12.9 million owed to non-institutional lenders, $157.1 million of related parties, and $46.2 million of liabilities associated with our long-term leases, primarily for warehouses used in our warehousing operations. Of this debt, $323.6 million is short-term debt, and $938.6 million is long-term debt.

Although we have taken various measures to reduce our level of indebtedness, our level of indebtedness remains substantial and could have important consequences, including the following:

•
limiting cash flow available for capital expenditures, acquisitions, working capital and other general corporate purposes because a substantial portion of our cash flows from operations must be dedicated to servicing debt;

•	increasing our vulnerability to a downturn in economic or industry conditions;

•
exposing us to risks inherent to fluctuations in interest rates due to increases in variable interest rates on current loans and on future loans that may be at interest rates higher than current rates, which could result in higher interest expenses;

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

If we cannot generate sufficient cash flow from operations to service our indebtedness, we may default under our various financing facilities. If we default under any such facility, the relevant lender or lenders could then take action to foreclose against any collateral securing the payment of such facility. Certain of our assets have been pledged to secure our financing facilities. See Item 4. “Information on the Company - Property, Vessels and Equipment.”

We are primarily a holding company and depend upon funds received from our operating subsidiaries to make payments on its indebtedness.

We are is primarily a holding company and conduct the majority of its operations, and holds a substantial portion of its operating assets, through direct and indirect subsidiaries. As a result, we rely on income from dividends and fees related to administrative services provided to its operating subsidiaries for its operating income, including the funds necessary to service its indebtedness.

Under Mexican law, profits of our subsidiaries may only be distributed upon approval by such subsidiaries’ shareholders, and no profits may be distributed by its subsidiaries to Grupo TMM until all losses incurred in prior fiscal years have been offset against any sub-account of our capital or net worth account. In addition, at least 5% of profits must be separated to create a reserve (reserva legal) until such reserve is equal to 20% of the aggregate value of such subsidiary’s capital stock (as calculated based on the actual nominal subscription price received by such subsidiary for all issued shares that are outstanding at the time).

There is no restriction under Mexican law upon our subsidiaries remitting funds to it in the form of loans or advances in the ordinary course of business, except to the extent that such loans or advances would result in the insolvency of its subsidiaries, or for our subsidiaries to pay us fees or other amounts for services.

To the extent that Grupo TMM relies on dividends or other distributions from subsidiaries that we do not wholly own, we will only be entitled to a pro rata share of the dividends or other distributions provided by such subsidiaries.

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

Some of our financing agreements contain a number of restrictive covenants and any additional financing arrangements we enter into may contain additional restrictive covenants. These covenants restrict or prohibit many actions, including our ability, or that of our subsidiaries, to, among others:

•	incur additional indebtedness;

•	create or suffer to existing liens;

•	prepay certain debt;

•	make certain restricted payments, including the payment of dividends;

•	carry out certain investments;

•	engage in certain transactions with shareholders and affiliates;

•	Table of Contents

•	use assets as security in other transactions;

•	issue guarantees to third parties;

•	Restrict the use of cash amounts for interest payments or debt service;

•	sell assets; and

•	engage in certain mergers and consolidations or in sale-leaseback transactions.

If we fail to comply with these and other restrictive covenants, our obligation to repay our indebtedness may be accelerated. If we cannot pay the amounts due under our financing facilities, the relevant lender or lenders could then take action to foreclose against any collateral securing the payment of such facility or facilities.

We are exposed to fluctuations in the exchange rate between the Mexican peso and the U.S. dollar, as a significant portion of our revenues, although invoiced in U.S. dollars, is primarily settled in Mexican pesos.

A significant portion of our debt is denominated in U.S. dollars, while a relevant portion of our revenues, although referenced to such currency, is collected in Mexican pesos at the exchange rate prevailing on the date of payment. Accordingly, we are exposed to exchange rate fluctuations.

An appreciation of the Mexican peso against the U.S. dollar could adversely affect our ability to generate sufficient cash flows to service our U.S. dollar-denominated debt.

As of March 31, 2026, approximately 89.6% of our debt was denominated in U.S. dollars. As of December 31, 2025, the Mexican peso had appreciated 11.4% against the U.S. dollar compared to December 31, 2024. From January 1 through March 31, 2026, the Mexican peso has depreciated 0.6% against the U.S. dollar.

Exchange rate fluctuations may affect both the amount of our foreign currency obligations and the cash flows available to service them. Additionally, peso-dollar exchange rate movements may influence Mexico's export and import levels, which could impact cargo volumes and the mix of products transported by our subsidiaries. Although in certain instances a decline in exports could be offset by an increase in imports, such offset may not occur in a timely or sufficient manner.

Furthermore, changes in trade dynamics between Mexico and the United States, which are beyond our control, could adversely affect operating volumes or market conditions in the sectors in which we participate, which could negatively impact our results of operations.

Our variable rate debt subjects us to risks associated with an increase in interest rates, which could increase the amount of our debt service obligations.

We are exposed to the impact of interest rate changes, primarily through our variable-rate debt facilities, which generate interest payments obligations based on the Mexican Interbank Equilibrium Interest Rate (“TIIE”) or the Secured Overnight Financing Rate (“SOFR”). An increase in such interest rates could raise the financial cost of our debt and, consequently, our debt service obligations, which could have an adverse effect on our results of operations and cash flows. Grupo TMM does not have derivative financial instruments contracted to hedge cash flow risk in relation to the variable interest rates of its loans.

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

Mexico has historically experienced uneven periods of economic growth. Mexico’s gross domestic product (“GDP”) increased 3.7%, 3.1% 1.4% and 0.6% in 2022, 2023, 2024 and 2025, respectively. For the year 2026, the Bank of Mexico, through its March Mexico Consensus Board survey, estimates that Mexico’s GDP will grow by approximately 1.5%, while inflation is expected to be 4.53%. We cannot assure you that these estimates will prove to be accurate. The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Accordingly, Mexican governmental actions concerning the economy and state-owned enterprises could have a significant impact on Mexican private sector entities in general and on us in particular, as well as on market conditions, prices and returns on Mexican securities, including our securities.

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

Interest rates in Mexico have experienced significant increases in recent years, reaching elevated levels during certain periods as a result of macroeconomic and monetary conditions. The Mexican Interbank Equilibrium Interest Rate (TIIE) at 28 days averaged 4.63%, 7.91%, 11.40%, 11.10% and 8.67% in 2021, 2022, 2023, 2024 and 2025, respectively, and for the three-month period ended March 31, 2026, the average was 7.28%. To the extent we incur variable-rate debt referenced to the TIIE or other local benchmark rates, any increase in such rates could raise the financial cost of our debt.

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

Our operations, including demand for our products or services and the pricing of our variable-rate debt, have also been negatively affected by the high-interest rate environment that has prevailed in the United States and Mexico in recent years. Although during the second half of 2024 and throughout 2025 monetary authorities began a gradual cycle of reductions in benchmark interest rates, rates remain at historically elevated levels and there is uncertainty regarding the pace, magnitude and continuity of future adjustments. If interest rates increase again or remain elevated for prolonged periods, interest payments on our variable-rate debt and the cost of refinancing our debt agreements upon maturity may also increase, which could have a material adverse effect on our net financing costs, liquidity and results of operations.

Mexico may experience high levels of inflation in the future, which could adversely affect our results of operations.

Mexico has a history of high levels of inflation and may experience high inflation in the future. The annual inflation rates for the last five years, as measured by changes in the National Consumer Price Index, as provided by Banco de México, were:

2020	3.15%
2021	7.36%
2022	7.82%
2023	4.66%
2024	4.21%
2025	3.69%
2026 (annualized through March)	4.59%

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

2024 was marked by significant changes in political leadership in Mexico. In October 2024, Dr. Claudia Sheinbaum Pardo assumed the presidency for the 2024–2030 term, representing the Movimiento de Regeneración Nacional (“MORENA”) party. Her administration has continued the policy of strengthening the state energy sector initiated during the previous administration, with emphasis on energy sovereignty, the strengthening of Petróleos Mexicanos (“PEMEX”) and the Comisión Federal de Electricidad (“CFE”), as well as a gradual transition toward clean energy under the direction of the State.

The beginning of the new administration implies a process of institutional and regulatory adjustments that has generated, and could continue to generate, uncertainty in strategic sectors, particularly energy, infrastructure, maritime transportation and public finances. These adjustments include the redefinition of budget priorities, changes in regulatory frameworks and greater State participation in key economic activities, which could affect the confidence of domestic and foreign investors, as well as the operating and financing conditions of companies linked to the energy and logistics sectors.

During the last quarter of 2024 and throughout 2025, the Mexican Congress approved significant legislative changes in the energy sector that have substantially modified the regulatory framework under which both state-owned and private companies operate. Among the most relevant changes are the legal transformation of PEMEX, the elimination of several PEMEX subsidiaries, the removal of autonomous regulatory agencies and the termination of the oil block bidding mechanism for exploration and production by private companies.
These regulatory changes may create uncertainty regarding the continuity of contracts, procurement procedures and commercial relationships previously established with entities in the energy sector, which could negatively affect our operations, results of operations and financial condition.

The operational and financial condition of PEMEX represents a significant risk factor, considering its high level of indebtedness and its reliance on financial, fiscal and budgetary support from the Mexican federal government. Since 2019, the Mexican government has allocated over $137 billion in supporting Pemex; during the same period, Pemex's total debt declined by only $20 billion. In addition, the development and consolidation of strategic projects, such as the Dos Bocas refinery, involve risks associated with investment costs, operational efficiency and profitability, which could have fiscal and macroeconomic impacts.

Crude oil production in Mexico has shown a declining trend over the past two decades. Production in 2025 decreased by 7.0%, while during the first quarter of 2026, PEMEX processed an average of 1.36 million barrels a day, through its refineries in Mexico and Texas, representing an 0.4% increase over the first quarter of 2025 but still the second-lowest first quarter production level in the last 16 years.

Gasoline and diesel imports declined 20.9% in 2025, 25.3% during the first quarter of 2026. During 2025 and January 2026, these figures represented 44.1% and 28.5% of domestic consumption, respectively, reflecting efforts to increase national production and strengthen refining capacity. Nevertheless, Mexico continues to partially depend on imports to meet its domestic fuel demand. If the Mexican government fails to attract the necessary investment or strengthen PEMEX's technological and operational capabilities, oil production could continue to decline, which could weaken the Federal Government's financial position and adversely affect the economic environment in which we operate.

Political events in the United States could have a material adverse effect on our business, financial condition and results of operations

Political developments in the United States and changes in U.S. trade policy have had, and could continue to have, a material adverse effect on our business, financial condition and results of operations. The United States is Mexico’s principal trading partner and receives more than 80% of Mexico’s total exports. As a result, changes in U.S. trade policy, deterioration in bilateral relations or reductions in trade flows between the two countries could significantly affect the Mexican economy.

Because a significant portion of our revenues is derived from logistics services, maritime transportation and cargo handling related to Mexican foreign trade, any reduction in trade between Mexico and the United States could affect the demand for our services.

In November 2024, Donald J. Trump was reelected President of the United States and assumed his second term on January 20, 2025. Since then, his administration has pursued a more aggressive protectionist trade agenda than during his first administration (2017–2021).

Recently, the U.S. government has threatened or enacted trade barriers in order to protect or revive its domestic industries. For example, following the U.S. Supreme Court’s ruling on February 20, 2026 in Learning Resources, Inc. v. Trump that the International Emergency Economic Powers Act does not authorize the President to impose tariffs, the President imposed a temporary import duty of 10 percent, subject to limited exceptions, pursuant to Section 122 of the Trade Act of 1974 and effective as of February 24, 2026, which remains subject to legal challenge. In addition, on March 11 and March 12, 2026 the United States Trade Representative commenced new Section 301 investigations which may result in the imposition of additional tariffs, retaliatory trade actions or investigations by these countries, or other restrictions on commerce. The situation remains particularly fluid and uncertain and it is unclear whether and to what extent new tariffs (or other new trade barriers) will be adopted, or once adopted, remain in place. Tariffs and other trade barriers can lead to a decrease in shipping traffic and shipping rates both generally and along specific routes, and thereby have an adverse effect on our business, results of operations and financial condition.

These measures have particularly affected the automotive sector, where U.S. authorities have questioned compliance with the rules of origin established under the USMCA and have imposed additional tariffs on vehicles and auto parts that, according to their criteria, do not meet regional content requirements. As a result, several automotive plants in the Bajío region have announced temporary closures or production reductions, which could affect demand for our automotive logistics services.

Restrictions on imports, including in the form of tariffs, could have a major impact on global trade and demand for shipping. Specifically, increasing trade protectionism in the markets that our charterers serve may cause an increase in (i) the cost of goods exported from exporting countries, (ii) the length of time required to deliver goods from exporting countries, (iii) the costs of such delivery and (iv) the risks associated with exporting goods. These factors may result in a decrease in the quantity of goods to be shipped. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade and consequently the demand for commercial shipping. These developments would also have an adverse impact on our charterers’ business, operating results and financial condition which could, in turn, affect our charterers’ ability to make timely charter hire payments to us and impair our ability to renew charters and grow our business. Any of these developments could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

Any decrease in oil prices could result in our clients reducing their spending on exploration and production projects, resulting in a decrease in demand for our services.

Oil and natural gas prices, as well as market expectations of potential changes in these prices, significantly impact the level of worldwide drilling and production services activities. Reduced demand for oil and natural gas or periods of surplus oil and natural gas generally result in lower prices for these commodities and often impact the economics of planned drilling projects and ongoing projects, resulting in the curtailment, reduction, delay or postponement of such projects for an indeterminate period of time. When drilling and production activity and spending decline, vessel daily rates and utilization for our offshore vessels historically decline as well.

As of the date of this Annual Report, the price of oil has increased 77% relative to year-end 2025. Oil and gas exploration and production companies are likely to cancel or reduce their drilling programs and incur lower production spending on existing wells, thereby reducing demand for our service.

Any prolonged reduction in the overall level of oil and gas exploration and development activities, whether resulting from an accelerated transition to renewable energy sources, changes in the price of oil, natural gas or otherwise, could materially and adversely affect us by negatively impacting:

•	our revenues, cash flows and profitability;

•	the fair market value and profitability of our vessels;

•	our ability to maintain or increase our borrowing capacity;

•	our ability to obtain additional capital to finance our business and make acquisitions, and the cost of that capital;

•	the collectability of our receivables; and

•	our ability to retain skilled personnel whom we would need in the event of an upturn in the demand for our services.

If any of the foregoing were to occur, it could have a material adverse effect on our business and results of operations.

The following table shows the high, low, average and period-end spot prices of Mexican crude oil as reported by the Bank of Mexico in U.S. dollars for the periods indicated below.

	Spot price of Mexican crude oil
Year Ended December 31,	High(1)	Low(1)	Average(1)	End of Year(2)
2020	59.35	(2.37)	35.86	47.16
2021	79.22	47.12	64.84	71.29
2022	119.62	60.42	89.39	69.71
2023	89.43	57.12	71.16	67.65
2024	80.17	57.07	70.66	66.70
2025	74.20	51.55	61.57	53.62

Grupo TMM, S.A.B. and Subsidiaries

	Spot price of Mexican crude oil
Month 2026	High(3)	Low(3)	Average(3)	End of Month(4)
January	61.9	51.64	56.51	61.83
February	63.4	58.83	61.04	63.46
March(5)	97.01	66.63	81.28	66.72

(1)	The highest, lowest and average spot price of Mexican crude oil in U.S. dollars reported by Banco de México during the relevant year.
(2)	The spot price on the last day of each relevant year.
(3)	The highest, lowest and average spot price in the relevant month.
(4)	The spot price on the last day of each relevant month.
(5)	As of March 31, 2026.

Mexican antitrust laws may limit our ability to expand through acquisitions or joint ventures.

Mexico’s federal antitrust laws and regulations may affect some of our activities, including our ability to introduce new products and services, enter into new or complementary businesses or joint ventures and complete acquisitions. In addition, the federal antitrust laws and regulations may adversely affect our ability to determine the rates we charge for our services and products. Approval of the Comisión Nacional Antimonopolio (CNA), or Mexican Antitrust Commission, is required for us to acquire and sell significant businesses or enter into significant joint ventures and we cannot assure you that we would be able to obtain such approval.

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

As discussed in Item 15 “Controls and Procedures,” based on a review of our internal controls over financial reporting, our management has identified certain material weaknesses in our internal control over financial reporting as of December 31, 2025. Due to these material weaknesses, our management concluded that our internal control over financial reporting was not effective as of December 31, 2025. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected and corrected on a timely basis. For a summary of the material weaknesses identified and the measures that we have taken and are taking to remediate, see “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.”

We cannot assure you that we will be able to remediate our existing material weaknesses in a timely manner, if at all, or that in the future additional material weaknesses will not exist, recur or otherwise be discovered. If our efforts to remediate these material weaknesses, as described in Item 15 “Controls and Procedures”, is not successful or if other deficiencies occur, our ability to accurately and timely report our financial position, results of operations, cash flows or key operating metrics could be impaired, which could result in a material misstatement of our annual or interim financial statements, late filings of our annual or interim reports under the Exchange Act, restatements of our consolidated financial statements or other corrective disclosures. Additionally, the remediation measures we take may be time-consuming and costly and there is no assurance that such initiatives will ultimately have the intended effects. Our failure to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could have an adverse effect on our business and negatively impact the trading price of our Shares. There can be no assurance that the measures we have taken to date, or any measures we may take in the future, will be sufficient to avoid potential future material weaknesses.

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

On December 15, 2017, as part of corporate restructuring to improve our debt profile, we transferred 85% of the shares of our wholly owned subsidiary, TMM Division Maritima, S.A. de C.V. (“TMMDM”), an owner and operator of supply vessels, tankers and tugboats, to the holders of certificates issued by TMMDM under our Mexican Peso-Denominated Trust Certificates Program (the “Trust Certificates Program”). The Trust Certificates Program involved the issuance to investors of certificates secured by trust assets and denominated in Mexican Pesos, the proceeds of which were used by us to consolidate and refinance the debt related to those vessels, as well as to finance the acquisition of additional vessels as contemplated by our expansion program. As a result of the transfer, we no longer exercise control over TMMDM and our financial statements no longer include TMMDM’s assets, liabilities, and income or loss. A Maritime Service Contact was entered into to operate TMMDM’s supply vessels and tankers, which was terminated by both parties in August of 2022. TMMDM has since changed its name to Marítima del Golfo de México y Subsidiarias para el Petróleo, S.A. de C.V.

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

Maritime Operations. Our Maritime Operations division provides maritime transportation services, including   offshore vessels that provide transportation and other services to the oil industry at sea, tanker vessels that transport petroleum products, chemical tankers than carry liquid chemical products, and general cargo and bulk vessels in Mexican and international waters. As of March 31, 2026, we operate a fleet of five offshore supply vessels. Additionally, dry cargo maritime operations are conducted on a spot basis. This business unit also provides maritime agency services to ship owners and operators of Mexico’s main ports.

           Maritime infrastructure operations. We operate a shipyard with integrated services based in the port of Tampico, Mexico through our subsidiary, Inmobiliaria Dos Naciones, S.R.L. de C.V. (“IDN”). IDN is located near offshore oil and gas facilities and key commercial routes between the Southeastern United States and Mexico. As of March 31, 2026, IDN provides ship repair services and has two floating docks, the first with a capacity of 3,000 metric tons and the second with a capacity of 6,600 metric tons, which was commissioned in January of this year. IDN services more than 30 vessels per year and provides us with the necessary capabilities to build additional naval vessels.

Ports, Terminals and Logistics Operations. We presently provide general cargo operations at the port of Tuxpan, under permits for cargo handling and stowage services granted by the Mexican government, which provides for certain renewal rights. As of June 2021, and as a result of the Mexican government’s decision that all ports should be operated by such government, our concession in the port of Acapulco was not renewed.

In addition, we provide dedicated logistics services to major manufacturers, including automobile manufacturers and retailers with facilities and operations throughout Mexico. The services that we provide include consulting, analytical and logistics outsourcing services, which encompass the management of inbound movement of parts to manufacturing plants consistent with just-in-time inventory planning practices; logistics network (order-cycle) analysis; automotive logistics supervision from the production line exit, warehouses and transportation to the various ports for export, import and domestic market units, logistics information process design; intermodal transport; supply chain and logistics management; maintenance and repair of containers in principal Mexican ports and cities and inbound and outbound distribution using multiple transportation modes. Due to the scope of our operations, together with the extent of our experience and resources, we believe that we are uniquely positioned to coordinate the entire supply chain for our customers.

Warehousing Operations. In October 2025, the warehousing business ceased to be part of the Company’s consolidated operations as a result of the loss of control in accordance with IFRS 10 “Consolidated Financial Statements”.

As of December 31, 2025, the Company holds a 99% equity interest in Almacenadora de Depósito Moderno, S.A. de C.V. (ADEMSA) and Saricogui Logística, S.A.P.I. de C.V. (Saricogui), both of which were part of the Warehousing Operations.

The warehousing business overtime has become a small division for Grupo TMM, representing approximately 3% for the nine-month period ending September 30, 2025 and 8% and 12% for the years ended December 31, 2024 and 2023, respectively, of the consolidated revenues of the group. Grupo TMM’s business strategy is to focus on Maritime and Maritime infrastructure operations; therefore, the sale of the warehousing division has been considered as an option to generate additional cash flow from the sale while it allows Management to dedicate efforts and resources to those significant divisions.

In relation to the above, Grupo TMM signed a letter of intent with the third-party specialized in the warehousing and logistics business, in which the latter expresses their interest in acquiring all the shares representing the subsidiaries’ capital stock at a price of $40 million pesos, payable in several installments. As of December 31, 2025, the advances received were in the amount to $16.7 million pesos. The completion of the sale is subject to meeting certain requirements and obtaining authorization from the relevant regulatory entities and is expected to happen in the following years. Due to the characteristics of this transaction, it does not fall within the natures of assets held for sale nor discontinued operations according to the related IFRS standards.

With the purpose of facilitating the completion of this sale, Grupo TMM and the third-party signed corporate agreements that granted 1% of capital stock of ADEMSA and Saricogui to the third party along with the rights to name the majority of the Board of Directors, these agreements are executable and non-cancelable within a 5-year period, during which the sale is expected to be completed; also the above considered that installments received by Grupo TMM for the sale are equivalent to a 42% of the total capital stock of warehousing operations. These agreements granted to the third party the right to direct the relevant activities (definition of the business plan, determination of services to be provided and relationships with customers and suppliers, approval of financing and other significant transactions) that directly affect the variable returns to which shareholders are entitled or are exposed and without limitation to exercise such rights, such rights were fully exercised by the third party. Therefore, as of October 1, 2025 Grupo TMM concluded they have lost control of ADEMSA and Saricogui.

As of the date of the loss of control, the Company stopped consolidating the assets and liabilities, as well as the income and expenses of ADEMSA and Saricogui; on that date, it recognized the amount of the retained equity investment of $52 million pesos and a gain of $204,443, due to the negative carrying value of these subsidiaries in the amount of $152,443. See Note 1 “General information and nature of operations” and Note 17 “Other costs, expenses and income” of the Audited Consolidated Financial Statements contained elsewhere herein.

Through its subsidiaries Almacenadora de Depósito Moderno, S.A. de C.V., Organización Auxiliar de Crédito (“ADEMSA”), and Saricogui, Logística S.A.P.I. de C.V. (“Saricogui”), the Company provided warehousing services for domestic and international goods. ADEMSA operated as an authorized General Warehouse (Almacén General de Depósito) in Mexico, with the capacity to issue warehouse certificates and to enable third-party facilities under the bonded warehouse (depósito fiscal) regime, while Saricogui focused on domestic warehousing services.

Set forth below are our total revenues over the last three fiscal years for each of our business segments:

	Consolidated Transportation Revenues (in millions of Pesos) for the Years Ended December 31,
	2025	2024	2023
Maritime Operations	$1,440.9	$1,283.0	$795.5
Maritime infrastructure operations	327.8	262.2	200.5
Ports, terminals and logistics Operations	83.1	61.9	73.1
Warehousing Operations	56.8	146.4	149.5
Total	$1,908.6	$1,753.5	$1,218.6

Digitalization Strategy

During the fiscal year, Grupo TMM continued to consolidate its digital transformation strategy as a key enabler to strengthen productivity, optimize operational efficiency, and enhance internal control mechanisms, contributing to sustainable value creation and the long-term resilience of the business.

As part of this strategy, the Group has promoted the internal development of specialized technological platforms through its Information Technology team. This approach has enabled the Company to tailor solutions to the specific operational needs of each business unit, reduce dependence on third-party providers, and avoid recurring costs associated with software licensing, external implementations, and customization of commercial software. This strategy contributes to strengthening financial efficiency and generating savings that positively impact the Group’s operating profitability.

The Group’s cloud computing strategy has enabled optimization in the allocation of technological resources, improved operational flexibility, and strengthened financial discipline, contributing to the gradual reduction of infrastructure costs and greater efficiency in systems management. At the same time, information security frameworks were reinforced through the implementation of additional controls and tools aimed at protecting the Group’s information and technological assets, thereby strengthening the management of operational and technological risks.

The continued strengthening of the Information Technology team’s capabilities has enabled an ongoing focus on the evaluation of innovative solutions, ensuring the Group’s technological evolution and preparedness to address emerging challenges in the digital environment.

Strategic Platforms and Operational Efficiency. Key technological platforms continued to evolve to improve the automation, traceability, and control of operational processes.

The ARCADIA v2.0 customer relationship management system expanded its adoption across the organization, contributing to the optimization of commercial management, improved visibility of business opportunities, and strengthened decision-making based on structured information, positively impacting commercial productivity.

The APOLO help desk platform continued advancing in its strategic evolution to strengthen traceability, control, and quality in incident management, improving operational continuity and the experience of internal users.

The ADIRAN system successfully completed its functional testing phase and is currently in the implementation process. Once deployed, it will replace technological infrastructure that has been in operation for more than 17 years, reducing risks associated with legacy systems, improving the reliability of logistics operations, and generating operational efficiencies.

Human Capital Management and Organizational Control. The TALENTUM platform continued strengthening workforce capabilities through training and evaluation programs, contributing to improved productivity and greater technical specialization of the Group’s human capital.

The evolution of DOMUS toward an integrated platform will enhance organizational management through the integration of human resources processes and asset management, improving information traceability and strengthening internal controls.

Additionally, the DOMUS Marítimo platform enabled improved personnel allocation in maritime operations, enhanced shift planning, and strengthened regulatory compliance, contributing to safer and more efficient operations.

Automation, Financial Control, and Operational Discipline. The SYRIUS system continued evolving as a tool for recording and controlling vessel operational activities, facilitating the automated generation of estimates and the monitoring of billing processes, contributing to improved financial accuracy and revenue control.

The Document Management System continued consolidating its role as a key platform for the structured administration of institutional information, strengthening document traceability, regulatory compliance, and the management of information-related risks.

Analytics and Data-Driven Management. As part of the Group’s data-driven management strategy, corporate key performance indicator (KPI) dashboards were further consolidated as a central platform for strategic analysis. These dashboards integrate operational, financial, and commercial information, improving visibility into business performance and strengthening timely decision-making.

New Platforms for Operational Optimization. During the period, progress was made in the development of solutions aimed at strengthening operational and financial discipline.

The NOVA platform will enhance the management and control of maintenance projects through monitoring of labor hours and operational activities, strengthening productivity and cost control.

Similarly, ODISSEI will optimize the management and reporting of travel expenses through automated digital processes, strengthening budgetary control, expense visibility, and financial discipline.

Technological Infrastructure. With respect to infrastructure, the Group implemented a technological consolidation plan aimed at concentrating existing systems with a single cloud service provider and reorganizing legacy systems. This initiative is expected to improve operational efficiency, strengthen business continuity, and gradually reduce infrastructure and maintenance costs.

Financial Systems. Grupo TMM continues operating with SAP S/4HANA as its core platform for financial and administrative management. In parallel, alternative technological solutions are being evaluated to optimize operating costs and strengthen the scalability of financial systems in the medium term, in alignment with the Group's growth strategy.

Efficiency and Cost Optimization. The evolution of the technological ecosystem, particularly through the internal development of specialized platforms, has contributed to:

•	Increasing productivity through the automation of operational and administrative processes
•	Improving operational efficiency through systems integration and the optimization of information flows
•	Reducing costs associated with software licenses, external implementations, legacy system maintenance and manual processes
•	Strengthening internal controls and process traceability
•	Reducing operational and technological risks
•	Financial indicators and budgetary control

Contribution to the ESG Strategy

The Group’s digital strategy contributes to its ESG objectives by reducing paper usage, optimizing the consumption of technological resources, strengthening corporate governance practices, and improving transparency and traceability across operational and administrative processes.

The digitalization of processes contributes to a more efficient, responsible, and sustainable operation, aligned with international standards of corporate best practices.

Outlook

Grupo TMM will continue strengthening its technological ecosystem, prioritizing the internal development of strategic solutions that enable financial efficiency, operational control, and technological flexibility, thereby contributing to the reduction of structural costs and the generation of sustainable value for its shareholders.

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

• Supervision of logistics providers for the automotive industry.

In January 2025, the Ports, Terminals and Logistics division expanded its services in the automotive industry sector, extending its operational scope from port operations to comprehensive supervision of the logistics chain from the plant level. As part of this expansion, operations commenced in the city of Puebla.

• Deconsolidation of the warehousing business.

In October 2025, the Company ceased to consolidate the warehousing business as a result of the loss of control over such operation.

• Termination of tanker, gas carrier and chemical tanker vessel contracts.

During 2024, the Company commenced the provision of coastal transportation services for fuel oil between various ports in the Gulf of Mexico, which concluded in January 2026.Additionally, in June 2024, propane gas transportation services commenced between the ports of Houston and Coatzacoalcos. Such contract concluded in June 2025.

The petrochemical transportation services contract between the ports of Houston and Coatzacoalcos concluded in December 2025 in accordance with its contractual terms, without subsequent renewal, in line with the Company's strategy of focusing on higher-profitability and operationally efficient operations.

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

New Mexico City Airport Bonded Warehouse - AIFA

On February 4, 2022 the new airport in Mexico City (Aeropuerto Internacional Felipe Angeles-AIFA) awarded our wholly owned subsidiary, TMM Almacenadora S.A.P.I. de C.V. (“S.A.P.I”), a 10-year lease to operate a bonded warehouse of 5,184 square meters within the airport’s cargo terminal. Also, in August of the same year, we were awarded a 10-year lease to operate a 12,200 square meters warehouse for domestic cargo. In December 2022, we partnered with an important company specialized in port terminals for the development and operation of the warehouses and, during the second quarter of 2023, S.A.P.I., which included the AIFA concession, was sold.

National Warehousing Operations

As a result of the sale of TMM Almacenadora S.A.P.I. de C.V, the existing national warehousing operations were transferred to Saricogui Logística S.A.P.I. de C.V., a subsidiary of Grupo TMM. Saricogui Logística S.A.P.I. de C.V. is part of the deconsolidation of the warehousing operation due to loss of control.

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

 Resumption of the business of transporting steel to South America in bulk carriers on a spot basis.

In August 2017, we began the service of transporting steel in bulk to South America in specialized vessels called bulk carriers. As part of our strategy to have profitable operations, we terminated this service in December of 2022. In October 2025, we resumed bulk cargo transportation operations on a spot voyage basis, primarily for steel transportation, through the chartering of third-party vessels in accordance with prevailing market conditions.

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
The global trend of manufacturing relocation to Mexico (“nearshoring”), driven by the search for supply chains closer to end markets in North America, has led to increased activity across the country’s main ports and logistics corridors. This trend has resulted in higher demand for container handling, automotive and cargo logistics, inland transportation and port services—areas in which Grupo TMM operates and has an established presence.

The Company actively monitors the development of this trend as a growth opportunity for demand for its services, while recognizing that commercial risks arising from protectionist policies in the United States could moderate or reverse such trend

The following table illustrates the growth of the foreign trade segment of the Mexican economy over the last three years:

	Foreign Trade 2023-2025(a) As of December 31, (in millions of Dollars)
	2025	2024	2023
Total Exports	$664,837	$617,677	$593,005
Total Imports	$664,066	$636,218	$598,475
Total Trade Flows	$1,328,903	$1,253,895	$1,191,481
Growth Rate—Exports	7.6%	4.2%	2.6%
Growth Rate—Imports	4.4%	5.1%	(1.0)%
Growth Rate—Total	6.0%	4.6%	0.7%
Growth Rate—GDP(b)	0.6%	1.4%	3.1%

(a)	The figures include the in-bound (maquiladora) industry.
(b)
The methodology for calculating Growth Rate-GDP was modified by the Instituto Nacional de Estadistica, Geografia e Informatica (National Institute of Statistics and Geography) ("INEGI") and is based on 2018 prices.

Source: INEGI.

Business Strategy

The Company’s strategy is to focus on strengthening businesses related to the maritime and logistics sectors, as well as maintaining efficient and profitable operations. As part of our ongoing efforts to achieve the Company’s goals, throughout the past five years we have accomplished the following:

•
We have adopted the following actions as a permanent part of our strategies, which focus, among others, on  offsetting recent financial instability resulting from pandemics and the downturn in the oil industry: (i) reducing our overhead costs and selling, general and administrative (“SG&A”) expenses, (ii) working with Nacional Financiera, S.N.C. to maintain our early payment program to reduce our liquidity risk and mitigate payment delays resulting from changes in the payment policies of PEMEX and other key customers, (iii) diversifying our customer base, and (iv) negotiating with our lenders to delay our payment obligations and extend the applicable maturity date under various loans and financing agreements.

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

•
During 2023, a capital increase amounting to $151,977,600.60 was undertaken by the principal shareholders of the Company. This capital increase will enable us to consolidate our projects, create value for our shareholders, and generate confidence among investors.

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

As part of our strategy to maintain efficient and profitable operations, the Company has strengthened its focus on business portfolio optimization through the exit from non-strategic operations and the prioritization of contracts with higher profitability, return and cash flow generation.

Our business strategy is focused on the following:

•	Strengthen our business related to the Maritime and Logistics Sectors;

•	Increasing the installed capacity in our Maritime Infrastructure operations;

•	Maintaining efficient and profitable operations in Ports and Terminals and Logistics

•	Diversification and expansion of services and customers;

•	Business development with the assets strategically located in Tuxpan, Veracruz; and

•	Disciplined and continuous control of expenses.

We expect to fulfill all of the above-mentioned objectives through a series of financial and commercial strategies that are described in full detail in Item 5. “Operating and Financial Review and Prospects”.

Certain Competitive Advantages

We believe that we benefit from the following competitive advantages:

•	We are one of the largest and leading Mexican owned and operated maritime and logistics companies in Mexico.

•	We have extensive and proven experience in ports, terminals and integrated services, such as yards operations, vessels and intermodal equipment maintenance and repair.

•	We have a demonstrated ability to contract vessels with limited disruptions.

•	The Mexican Navigation and Maritime Trade Law require that Mexican flag carriers receive preferential treatment.

•	We are poised to capitalize on future growth in the Mexican energy sector.

•	We are certified by the Institute of International Container Lessors (“IICL”) for our maintenance and repair of containers.

•	Our operations in Tuxpan, Veracruz are in a prime location to capitalize on the growth of trade via the Gulf of Mexico.

Maritime Operations

Our Maritime Operations include: (a) supply and logistics services for the offshore oil industry at facilities in the Gulf of Mexico and between ports and/or to and from oil platforms; (b) parcel tankers, for the transportation and loading of liquid chemical products ; (c) tankers for the transportation of oil and gas products; (d) port agency services in the country’s main ports for both cargo vessels and cruise ships. (e) bulk carriers for general cargo and bulk transportation operations. This segment represented 75.5% of consolidated revenues in 2025, 73.2% in 2024 and 65.3% in 2023.

Fleet Management

As of March 31, 2026, we operate a fleet of five offshore vessels.

During 2025 and early 2026, the Company operated and managed 1 tanker vessel, 1 chemical tanker and 1 gas carrier vessel, whose contracts concluded during the fiscal year.

The table below sets forth information as of March 31, 2026, about the fleet we operate by type, size and capacity:

Vessel Type	Number of Vessels	Total Dead Weight Tons (in thousands)	Total Cubic Meter Capacity (in thousands)	BHP(*)
Offshore vessels	5	**	**	7,684
Total	5	**	**	7,684

*	Average Brake Horse Power.
**	Not applicable.

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

During 2021, PEMEX conducted a public tender through which we were awarded three long-term charter contracts for the mud vessels Redfish 4, Beluga 2 and Go Canopus, each of which commenced operations in July 2021 for a period of three years and each of which was renewed in 2024 for a period of 3.5 years. At the end of 2023, we were awarded through public tender for two new mud vessels (TMM Alfa and TMM Gamma), which began operations in February and March 2024, respectively.

Set forth below is information regarding the offshore vessels fleet as of March 31, 2026:

Vessel	Year	Flag	DWT (1)	LOA (2) (m)(3)	Beam (m)	BHP	Charterer(s)
+ Redfish 4	2012	Mexico	2,435	67.40	16.00	8,000	PEMEX
+ Beluga 2	2012	Mexico	2,436	67.40	16.00	7,369	PEMEX
+ Go Canopus	2009	Mexico	2,278	67.00	16.00	10,876	PEMEX
TMM Alpha	2013	Mexico	3,514	80.3	16.20	6,193	PEMEX
TMM Gamma	2013	Mexico	3,514	80.3	16.20	6,193	PEMEX

(1)	Dead weight tons.
(2)	Overall length.
(3)	Meters.
+ Chartered vessel.

Product Tankers

Since 1992, we have provided product tanker chartering services to PEMEX and its subsidiaries for the transportation of clean and dirty petroleum products from refineries to various Mexican ports. During 2023, we operated the Kinaros tanker, which ended its contract in December 2023, from June 2024 through January 26, 2026, the Company operated the tanker vessel Steel, which was under a time charter contract with the company CFEnergía for cabotage fuel oil transportation between the ports of Coatzacoalcos and Tuxpan.

Vessel	Year	Flag	Length (m)(1)	Beam (m)	Draft (,)	DWT (2)	Total M3 Capacity
Steel	2008	Marshall Islands	184.32	27.4	17.22	37,538	41,822.48

(1)	Meters.
(2)	Dead weight tons.

Parcel Tankers

Parcel tanker business between Mexican and U.S. ports in the Gulf of Mexico consisted of the transportation of chemical substances, vegetable and animal oils, as well as molasses. The majority of cargo volumes were transported under contracts of affreightment ("COAs"), whereby customers committed to the transportation of their cargo over a specified period, across multiple voyages, with minimum and maximum cargo tonnage volumes at a fixed price. Under this arrangement, the vessel operator was responsible for the vessel, fuel and port expenses.

During 2025, the fleet for this segment consisted of one chartered chemical tanker. That year, 184 thousand metric tons of chemical products were transported, compared to 372 thousand metric tons during 2024, 361 thousand metric tons during 2023, and 531 thousand metric tons during 2022.

In September 2025, the vessel completed its final voyage, at which point its last service concluded.

           Set forth below is information regarding our parcel tanker as of September 30, 2025:

Vessel	Year	Flag	Length (m)(1)	Beam (m)	Draft (m)	DWT(2)	Capacity M3 Total
Andino Alpha	2002	Cyprus	134.16	20.5	11.6	14,045	13,854.88

(1)	Meters.
(2)	Dead weight tons.

Gas Tankers

In June 2024, a contract was signed with one of PEMEX’s subsidiaries to transport propane gas in the Gulf of Mexico. The vessel's operating contract concluded in June 2025.
Set forth below is information regarding our parcel tanker as of June 30, 2025:

Vessel	Year	Flag	Length (m)(1)	Beam (m)	Draft (m)	DWT(2)	Capacity M3 Total
Kapellen	2018	Belgium	180	29.43	18	29,589	38,082.89

(1)	Meters.
(2)	Dead weight tons.

Bulk Carrier

In August 2017, we commenced transporting unpackaged general commodities such as steel between South America, the Caribbean and Mexico in specialized ships called bulk carrier vessels. Our bulk carrier services typically involve the hiring of a bulk carrier vessel approximately once per month. On December 31, 2022, we concluded this service. Subsequently, in October 2025, we resumed bulk cargo transportation operations on a spot voyage basis, primarily for steel transportation, through the chartering of third-party vessels in accordance with prevailing market conditions.

Maritime Agency Services

We work as representatives of shipowners through our agencies and subagents in the principal ports of Mexico, including the ports of Veracruz, Coatzacoalcos, Ciudad del Carmen, Dos Bocas, Tuxpan, Puerto Vallarta, Zihuatanejo, Cabo San Lucas, Mazatlán, Acapulco, Manzanillo, Huatulco and Puerto Chiapas.
Our agencies that provide services to vessel owners and operators in Mexican ports include: (i) port agent services, including the preparation of the necessary documentation with the port authorities for the clearance of vessels; (ii) security agent services, which supports the rotation of crew members; (iii) multimodal cargo and supervision; (iv) vessel provisioning services, which include the procurement of food, water and supplies, services provided through third parties and (v) fueling services, which include the coordination of fuel delivery services. Our shipping agencies also provide shipping agency services to other major ports through agreements with local agents.

Customers and Contractual Arrangements

The primary purchasers of our Maritime Operations services are multi-national oil, gas and chemical companies. These services are generally contracted on a short-term or long-term time charter basis, voyage charters, COAs or other transportation agreements tailored to the shipper’s requirements. In 2025, our three largest customers accounted for approximately 96.9% and 73.1% of Maritime Operations revenues and consolidated revenues, respectively. The loss of one or more of our customers could have a material adverse effect on our Maritime Operations Division’s results of operations.

The services we provide are arranged through different contractual arrangements. Time charters are the principal contractual form for our Maritime Operations.

In the case of a time charter, the charterer is responsible for the hire, fuel and port expenses, and the shipowner is responsible for the nautical operation of the vessel, including the expenses related to the crew, maintenance and insurance. When we bareboat charter a vessel, the charterer is responsible for the hire, fuel and port expenses but also assumes all risk of the nautical operation, including the associated expenses. COAs are contracts with a customer for the carriage of cargoes that are committed on a multi-voyage basis over a period of weeks or months, with minimum and maximum cargo tonnages specified over the period at fixed rates per ton depending on the duration of the contract. Typically, under voyage charters and COAs, the shipowner pays for the fuel and any applicable port charges.

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
In 2025, this segment represented approximately 17.2% of consolidated revenues.

Ports, Terminals and Logistics Operations

This Division is responsible for logistic solutions services, as well as container and rail car maintenance and repair, loading, unloading and storage services for goods in land and sea terminals. This segment represents 4.4%, 3.5% and 6.0% of consolidated revenues for the years 2025, 2024 and 2023, respectively.

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

The following table sets out our existing port facilities and concessions:

Port	Concession/Permit	Date Awarded	Duration
Tuxpan	Stevedoring Services	August 4, 1999	20 years (including a 10-year extension that was exercised in 2009 and 2019, respectively)

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

Warehousing Operations

In October 2025, the Company ceased to consolidate the warehousing business as a result of the loss of control over such operation. This segment represented 3.0%, 8.3% and 12.3% of consolidated revenues through Septiembre 2025, December 2024 and 2023, respectively. Through its subsidiaries Almacenadora de Depósito Moderno, S.A. de C.V., Organización Auxiliar de Crédito (“ADEMSA”), and Saricogui, Logística S.A.P.I. de C.V. (“Saricogui”), the Company provided warehousing services for domestic and international goods. ADEMSA operated as an authorized General Warehouse (Almacén General de Depósito) in Mexico, with the capacity to issue warehouse certificates and to enable third-party facilities under the bonded warehouse (depósito fiscal) regime, while Saricogui focused on domestic warehousing services.

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

Systems and Technology

During the reported period, Grupo TMM continued advancing the modernization of its technological environment, with a focus on strengthening operational efficiency, risk mitigation, and disciplined financial resource management. These initiatives form part of the Group’s ongoing digital transformation process and are intended to ensure the resilience of the technological infrastructure supporting its operations.

Platform Modernization

Grupo TMM implemented strategic updates to various corporate applications, incorporating operational requirements from different business units and corporate functions. These enhancements contribute to increased organizational productivity, improved operational reliability, and an enhanced user experience, while reinforcing the stability of critical systems supporting the Group’s activities.

Cybersecurity Enhancement

During the period, the Group continued implementing advanced cybersecurity solutions aimed at protecting its technological assets both within and outside its facilities. Key capabilities include active device protection, continuous monitoring and early threat detection, preventive browsing controls, real-time digital asset inventory, and the enforcement of information security and compliance policies.

Technology Infrastructure Consolidation and Optimization

Grupo TMM maintains a technology strategy based on collaboration with leading providers, including Microsoft, SAP and Amazon Web Services (AWS), ensuring scalability, operational continuity, and ongoing platform updates.

As part of this process, the Group simplified its cloud architecture by consolidating services with a strategic provider, improving operational efficiency and strengthening technology governance. In addition, historical data was migrated to dedicated servers, while current developments and those planned for implementation in 2026 will be centralized on AWS, optimizing operating costs and facilitating comprehensive infrastructure management.

Progress in Technological Transformation

Through these initiatives, Grupo TMM continues to advance a gradual, structured, and financially disciplined technological transformation aligned with its strategic priorities, aimed at strengthening the resilience, security, and efficiency of its operations.

Competition

Maritime Operations

The Company’s primary competitors in the offshore vessel business are Tidewater de Mexico, S. de R. L. de C.V., Naviera Bourbon Tamaulipas, S.A. de C.V., Mantenimiento Express Marítimo, S.R.L., Naviera Integral, S.A. de C.V., Blue Marine Technology Group, Harvey Gulf, Marinsa S.A. de C.V., Administradora de Instalaciones Marítimas, S.A. de C.V. (AIM) and Hornbeck Offshore Services de Mexico S de RL de CV.

The Company’s primary competitor in the parcel tanker business is Stolt-Nielsen Transportation Group Ltd. Some other competitors in this business include Team Tankers, Ace Tankers, Eitzen and Caribe Tankers, Inc. and Nordic Tankers.

The Company’s primary competitors in the product tanker business are Scorpio Tankers, Maersk Tankers and Ultratank.

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

The Company’s key competitors in its ports business are CICE, Hutchinson Ports and SSA Mexico.

The Company believes the most important competitive factors concerning the Ports and Terminals Operations segment are location, customer service, experience and operating capabilities.

In the logistics business, the Company faces competition primarily from Car Logistics S.A. de C.V., Rider de México, Grupo Traxion, Transportes Marva, Hyundai Glovis, Wallenius, Syncreon, Keuhne-Nagel, SeSe, Amport, DHL, CPV and CSI.

In its maintenance and repair business, the Company faces competition primarily from Container Care International Inc., CIMA,  Grupo SLTC, Aflex, Hadron e ISL Transportes.

The Company believes the most important competitive factors in the Logistics Operations segment are segment are quality, response times,  customer service, brand recognition, experience, operational capabilities,  and advanced  information technology.

Warehousing Operations

In October 2025, the Company ceased to consolidate the warehousing business as a result of the loss of control over such operation.

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

Mexican Navigation Law

The Navigation and Maritime Commerce Law was enacted in 2006, published in the Official Gazette, and entered into force 30 days thereafter, with its latest amendments effective as of January 23, 2014. This law: (i) strengthens the reservation of cabotage services for Mexican nationals engaged in maritime transportation and Mexican maritime transportation companies; (ii) establishes mechanisms and procedures for the resolution of maritime disputes and litigation; and (iii) is generally protective of the maritime transportation industry. However, there can be no assurance that the percentage of Mexican-flagged vessels operating in Mexico will continue to increase in the future.

The law gives priority to international treaties ratified by Mexico in order to promote uniformity in the type of regime applicable to specific circumstances, such as the Hague-Visby Rules, the CLC/FUND Conventions, the 1976 Convention on Limitation of Liability, the Salvage Convention, COLREGS and MARPOL. (All vessels navigating Mexican waters are required to maintain protection and indemnity insurance at a minimum.) The following are some of the most significant highlights of the legislation: customary provisions empowering authorities to conduct vessel inspections and incident investigations;

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

Mexican Energy Reforms

On October 31, 2024, the “Decree amending the fifth paragraph of Article 25, the sixth and seventh paragraphs of Article 27, and the fourth paragraph of Article 28 of the Political Constitution of the United Mexican States, regarding strategic areas and companies" was published in the Official Gazette of the Federation (DOF). As a result of this constitutional reform, effective November 1, 2024, Petróleos Mexicanos (“PEMEX”) changed its legal status from a “State Productive Enterprise” to a “State-Owned Public Enterprise,” substantially modifying the legal framework under which the national oil company operates

The constitutional decree established 180 calendar days, effective November 1, 2024, for the Mexican Congress (Congress of the Union) to implement the necessary amendments to the secondary laws governing energy sector.

In accordance with the above, on March 18, 2025, the decree was published in the Official Gazette of the DOF, which issued, among others: the Law of the State-owned Company, Petróleos Mexicanos; the Hydrocarbons Sector Law and various provisions of the Law of the Mexican Petroleum Fund for Stabilization and Development were amended, as well as the decree by which various provisions of the Hydrocarbon Revenue Law were amended, added, and repealed. These provisions entered into force the day after their publication, that is, on March 19, 2025.

Among the relevant aspects of these laws, the following are noted:

Law of the State Public Enterprise, Petróleos Mexicanos (LEPEPM)

PEMEX is a state-owned entity (entidad paraestatal) of the Federal Public Administration, sectorized under the Ministry of Energy (Secretaría de Energía, or “SENER”), and operates under principles of transparency, integrity, efficiency, equity, sustainability, accountability, and social responsibility, with the objective of preserving the Nation’s energy sovereignty, security, self-sufficiency, and energy justice.

PEMEX maintains a special legal regime in matters relating to subsidiaries, compensation, procurement, leasing, services and public works, assets, administrative liabilities, budgeting, and debt, incorporating principles of sustainability, austerity, and accounting discipline. Of particular relevance to our commercial relationship, PEMEX is not subject to the General Government Accounting Law (Ley General de Contabilidad Gubernamental) and will therefore continue to apply IFRS.

With respect to corporate governance, the LEPEPM establishes a new composition of PEMEX’s Board of Directors, reducing it to eight members, three of whom are Independent Directors appointed by the Federal Executive and ratified by the Senate.

The Board of Directors is supported by the following committees: Audit; Human Resources, Compensation and Austerity; Strategy and Investments; Procurement, Leasing, Services and Public Works; Subsidiaries; and Sustainability.

The LEPEPM allows PEMEX and its subsidiaries to enter into contracts with private parties or mixed development arrangements, including structures that enable them to associate and share costs, expenses, investments, risks, and other aspects related to the activities under their control. However, such arrangements are subject to specific restrictions established under the law.

Restructuring of regulatory bodies: CRE and CNH

As an integral part of the energy reform, the dissolution of the Energy Regulatory Commission (Comisión Reguladora de Energía, or “CRE”) and the National Hydrocarbons Commission (Comisión Nacional de Hidrocarburos, or “CNH”) as autonomous constitutional bodies was mandated. The functions of both entities were reassigned to the Ministry of Energy (Secretaría de Energía, or “SENER”), thereby eliminating the separation between the State as operator (through PEMEX and the Federal Electricity Commission (Comisión Federal de Electricidad, or “CFE”)) and the State as regulator that had been in place since the 2013 energy reform.

In place of these autonomous entities, the National Energy Commission (Comisión Nacional de Energía, or “CNE”) was established as a decentralized administrative body (órgano administrativo desconcentrado) within SENER, responsible for overseeing energy tariffs, generation and distribution permits, and technical aspects of national energy policy, but operating under the direct hierarchical authority of SENER.

This change centralizes the regulatory function within the Executive Branch and may give rise to potential or perceived conflicts of interest, as the same authority (SENER) is responsible both for overseeing PEMEX as a state operator and for regulating the energy sector.

New Contract Allocation Rules and Elimination of Oil Bid Rounds
Under the reform, SENER now has exclusive authority to award exploration and production contracts for hydrocarbons, granting explicit preference to PEMEX. In the case of mixed-development projects involving private parties alongside PEMEX, the state-owned company must retain at least a 40% participation interest and may not assign its rights to third parties without prior authorization.

If PEMEX elects not to exercise its preferential rights over a specific area, SENER may award contracts to private companies under the framework of Hydrocarbon Exploration and Production Contracts (Contratos para la Exploración y Extracción de Hidrocarburos, or “CEE”), subject to specific guidelines issued by the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público).

As a result of these changes, the current administration has effectively terminated the oil bid rounds implemented between 2015 and 2018, through which exploration and production blocks were competitively tendered to domestic and international private companies. Under the new framework, no additional oil and gas areas will be awarded to private parties through open public tenders. Although private companies may still participate in specific PEMEX-led projects through mixed-development arrangements, such contracts will be subject to review to ensure conditions deemed more beneficial to the country by the government.

We continue to evaluate and analyze the implications of the energy reforms and new initiatives on its business. While a potential increase in PEMEX’s oil production could generate greater demand for our specialized maritime services, the reform also increases our dependence on a single customer, eliminates potential alternative private clients as a result of the termination of oil bid rounds, and creates regulatory uncertainty regarding future contracting procedures. We cannot predict whether PEMEX will increase its production or the net impact that these changes may have on our business, financial condition, and results of operations.

Tax Environment in Mexico

Salary Increases and Their Impact on Labor Costs

The Mexican government has implemented significant annual increases to the minimum wage. Effective January 1, 2025, the general minimum wage increased by 12%, from Ps. 248.93 to Ps. 278.80 per day, while the minimum wage in the Northern Border Free Zone increased from Ps. 374.89 to Ps. 419.88 per day. Subsequently, effective January 1, 2026, an additional 12% increase was implemented, raising the general minimum wage to Ps. 312.41 per day and the border zone minimum wage to Ps. 470.26 per day.

These increases have resulted in higher employer-employee contributions to the Mexican Social Security Institute (Instituto Mexicano del Seguro Social, or “IMSS”) and the National Workers’ Housing Fund Institute (Instituto del Fondo Nacional de la Vivienda para los Trabajadores, or “Infonavit”), as well as increases in vacation premiums and other benefits linked to the minimum wage. While these increases have been considered in our financial planning, they have put pressure on our operating costs and may impact our profit margins.

Joint Tax Liability

Since the 2020 tax reform, the amendment to Article 26 of the Federal Tax Code (Código Fiscal de la Federación) remains in effect, expanding the scope of joint tax liability. This reform included partners, shareholders, and participants in joint ventures of legal entities as jointly liable for the payment of taxes.
This provision applies to our Company in its capacity as a holding company, resulting in joint liability with our subsidiaries for the payment of federal taxes in the event that such subsidiaries fail to comply with their tax obligations.

Absence of Structural Tax Reform and Audit Powers

During fiscal years 2023, 2024, and 2025, no comprehensive structural tax reform has been implemented in Mexico. The Federal Revenue Law (Ley de Ingresos de la Federación, or “LIF”) and the Federal Expenditure Budget (Presupuesto de Egresos de la Federación, or “PEF”) for these years have primarily been limited to adjustments in projected revenues and budget allocations, without substantial changes to the tax framework.
In the absence of a comprehensive tax reform, the Tax Administration Service (Servicio de Administración Tributaria, or “SAT”) has maintained its “deep monitoring” program, or targeted audits, during these years, seeking to verify the proper calculation and payment of taxes through detailed reviews of taxpayers’ financial information. While the Company maintains consistency in its tax reporting and complies with its tax obligations, it cannot be ruled out that the tax authorities, in exercising their audit powers, may determine differences that could result in additional tax payments, penalties, or surcharges.

Related Party Transactions

In accordance with the Mexican Income Tax Law, companies engaging in transactions with related parties, whether domestic or foreign, are subject to limitations and tax obligations regarding the determination of transfer prices, which must be comparable to those that would be used between independent parties in similar transactions.

If the tax authorities were to review such prices and reject the determined amounts, they could require payment of the corresponding taxes and related charges (including inflation adjustments and interest), as well as impose penalties of up to 100% of the updated amount of the omitted taxes.

The Company has significant transactions and relationships with related parties. In this regard, the Company maintains documentation supporting that the terms of these transactions during 2025, 2024 and 2023 were carried out under conditions equivalent to those applicable between unrelated parties in comparable transactions. The transfer pricing studies are currently in process.

Changes to Tax Rules:

In addition, changes have been made to the tax rules. The request for authorization to transfer shares at tax cost must now be filed, which includes a notice to submit the notarized minutes of the shareholders' meeting held in connection with the subscription and payment of capital, once the shares have been transferred at tax cost. Various rules are amended, eliminating Filing Form 127/ISR related to the notice that must be filed regarding the notarized minutes of the shareholders' meeting held in connection with the subscription and payment of capital, once shares are transferred at tax cost, with Filing Form 78/ISR for the request for authorization to transfer shares at tax cost remaining in effect, to which the notice for filing the meeting minutes from the eliminated filing form has been added. Tax incentives have also been incorporated into the Federal Revenue Law (LIF) establishing rules in correlation with the Thirty-fourth Transitory Article of said law, to regulate the forgiveness of fines, surcharges and enforcement expenses corresponding to fiscal year 2023 or prior years of up to 100%, provided that such amounts do not exceed MXN 35 million, establishing that such incentive does not apply to legal entities that are not income tax taxpayers.

 Environmental Regulation

Our operations are subject to Mexican federal and state environmental laws, regulations and standards, including those related to environmental protection, as well as to technical environmental requirements issued by the Ministry of Environment and Natural Resources (Secretaría de Medio Ambiente y Recursos Naturales, or “SEMARNAT”).

Pursuant to the General Law of Ecological Balance and Environmental Protection LGEEPA and the General Law for the Prevention and Comprehensive Management of Waste (Ley General de Prevención y Gestión Integral de los Residuos), SEMARNAT and other governmental agencies have issued Mexican Official Standards (Normas Oficiales Mexicanas, or “NOMs”) to regulate, among other matters, wastewater discharges, water supply, air emissions, noise emissions, handling of hazardous substances, transportation, and generation of solid waste.

The terms of our port concessions impose specific obligations to comply with applicable environmental laws and regulations.

In March 2025, a new Internal Regulation (Reglamento Interior) of SEMARNAT was published in the Federal Official Gazette (Diario Oficial de la Federación, or “DOF”), redefining and strengthening the organization and operation of the agency, as well as the structure, authority, and responsibilities of its administrative units and decentralized administrative bodies.

International Environmental Regulations for the Maritime Sector
Our maritime operations are subject to increasingly stringent international environmental regulations. Among the most relevant are:

Sulfur limits in marine fuels (IMO 2020):

Since January 2020, the International Maritime Organization (the “IMO”) established a global limit of 0.5% sulfur content in marine fuels, reduced from the previous limit of 3.5%. This change has significantly increased our fuel costs, as low-sulfur fuels that comply with this requirement are more expensive than traditional fuels.

Ballast water management:

The International Convention for the Control and Management of Ships’ Ballast Water and Sediments, which entered into force in 2017, requires vessels to install ballast water treatment systems to prevent the introduction of invasive aquatic species. Compliance with this convention has required investments in specialized equipment for our vessels.

Reduction of greenhouse gas emissions:

In July 2023, the International Maritime Organization (IMO) adopted the Revised Greenhouse Gas Strategy (the “Revised GHG Strategy”), which replaced and strengthened the targets established in the initial 2018 strategy. The new strategy sets a target of achieving net-zero emissions from international shipping by or around 2050, with interim reduction targets of at least 20% by 2030 and at least 70% by 2040, both compared to 2008 levels.

Additionally, the strategy introduces the concepts of “zero or near-zero emission fuels” (ZNZ fuels) and contemplates the potential implementation of market-based measures, including emissions trading schemes or carbon taxes applicable to the maritime sector. Compliance with these evolving requirements and the technical regulations derived therefrom—such as the Carbon Intensity Indicator (CII), which has been in effect since 2023—may require investments in energy efficiency technologies, fleet modernization or the adoption of alternative fuels, which could materially increase our operating costs.

United States Environmental Legislation

Under the U.S. Oil Pollution Act (the “OPA”), responsible parties, including vessel owners and operators, are subject to various requirements and may be exposed to significant liability, and in some cases unlimited liability, for damages and cleanup costs, including natural resource damages resulting from discharges of oil, petroleum products, or related substances into U.S. waters.

In certain jurisdictions, claims for damages and cleanup costs may allow claimants to seek the arrest of vessels operated by the Company and their sale to satisfy a final judgment. The existence of similar laws enacted by individual U.S. states, which impose varying compliance requirements and liabilities, creates the possibility of similar claims under state law.

In addition, several international conventions imposing similar liabilities for pollutant discharges have been adopted by other countries. If a spill occurs during the operation of one of our vessels transporting petroleum products, and such spill affects the United States or another country with similar legislation to the OPA, we could be exposed to significant, and potentially unlimited, liability.

The U.S. Clean Water Act imposes strict restrictions and controls on the discharge of pollutants into U.S. waters, including incidental discharges from the normal operation of commercial vessels, such as ballast water. The Clean Water Act and comparable state laws impose civil, criminal, and administrative penalties for unauthorized discharges of pollutants. In the event of such a discharge, we could be subject to such penalties and to injunctive relief.

Additionally, our maritime transportation of oil and petroleum products subjects us to further regulations and specific liabilities associated with such activities. Laws and international conventions adopted following the Exxon Valdez incident, particularly the OPA, may result in significant or even unlimited liability in the event of a spill. These laws also impose additional insurance requirements on vessel owners. We believe we are in material compliance with these regulatory requirements.

We may also be liable for contamination at our former facilities in the United States or at third-party facilities where we have sent hazardous substances or waste, under the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA” or “Superfund”) and comparable state laws. CERCLA and similar state laws impose strict, joint, and several liability for investigation and remediation costs, natural resource damages, certain health studies, and related costs, regardless of fault or legality of the conduct, on certain categories of persons.

These persons, commonly referred to as “potentially responsible parties” (“PRPs”), include current and former owners or operators of a facility, as well as those who arranged for the disposal or treatment of hazardous substances at such facility. In addition, other PRPs, such as adjacent landowners or third parties, may bring tort claims or cost recovery actions for toxic damages under CERCLA, comparable state laws, or common law.

Environmental Compliance Status

Failure to comply with applicable environmental laws and regulations may result in administrative or civil fines, temporary or permanent shutdowns of operations, injunctive measures, or criminal prosecution. As of March 31, 2026, we believe that all of our material facilities and operations are in material compliance with applicable environmental laws in Mexico, the United States, and applicable international conventions. As of the date of this report, there are no material pending judicial or administrative proceedings against us related to environmental matters.

Ongoing compliance with existing environmental laws and regulations, as well as with future, more stringent regulations, may require additional investments in equipment, technology, and training, or may increase our operating costs. We cannot predict the effect that the adoption of additional or more stringent environmental laws and regulations may have on companies engaged in our lines of business, nor the specific impact on our results of operations, cash flows, required capital expenditures, or financial condition.

Other Regulations

Grupo TMM and its subsidiaries are subject to laws and regulations of other countries, as well as international standards governing maritime transportation and safety regulations for environmental protection.

Sustainability (ESG)

The Company recognizes the growing importance and relevance of environmental, social, and governance (“ESG”) criteria as a key and fundamental element for responsible business management and long-term value creation. In Mexico, beginning in 2026, publicly listed companies will be required to disclose information on ESG risks and sustainability performance in accordance with IFRS Sustainability Disclosure Standards IFRS S1 and IFRS S2. In this context, the Company is undergoing a gradual and structured process to align with ESG requirements, addressing both investor expectations and the evolving regulatory framework applicable to issuers.

For 2026, the Company expects to comply with the primary ESG disclosure requirements, including information related to corporate governance, risk management, and relevant social aspects, in line with applicable standards and other regulatory provisions, working in collaboration with a group of specialized advisors.

With respect to governance, the Company expects to strengthen oversight and accountability in ESG matters, with the objective of enhancing transparency and comparability of information for investors and other stakeholders.

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

C.  Organizational Structure

We hold a majority of the voting stock in each of our subsidiaries. The most significant subsidiaries, as of March 31, 2026, include:

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

Effective October 1, 2025, the companies corresponding to the warehousing business, Almacenadora de Depósito Moderno, S.A. de C.V. (Warehousing) and Saricogui Logística, S.A.P.I. de C.V., are no longer presented in this table. See Note 1, General Information and Nature of Operations to the accompanying Audited Consolidated Financial Statements contained elsewhere herein.

D.  Property, Plants and Equipment

Our business activities in the logistics and transportation fields are conducted with both owned and leased equipment, and, in certain instances, through concessions granted to us by the Mexican government. We were granted the right to operate certain facilities, including ports, as part of franchises awarded through the Mexican government’s privatization activity. We operate facilities, either through leases or with direct ownership interests in Aguascalientes, Ciudad del Carmen, Coatzacoalcos, Dos Bocas, Veracruz, and Tuxpan. See Item 4. “Information on the Company - Business Overview,” and Note 8 to the accompanying Audited Consolidated Financial Statements contained elsewhere herein.

API Acapulco’s concession to provide port and terminal services at the port of Acapulco expired effective as of June 30, 2021 following the Mexican government’s decision not to renew it and to transfer control of port operations to SEMAR.

In October 2025, the Company ceased to consolidate the warehousing business as a result of the loss of control over such operation.
Property, Vessels and Equipment-net are summarized below:

	As of December 31,
	2025	2024	2023	Estimated Total Useful Lives (Years)
		(in thousands of Pesos)
Shipyard	$384,339	$54	$84	30
Drydocks (major vessel repairs / mud vessels refurbished in 2021)	19,708	14,246	42,845	2.5 and 3
Maritime transportation equipment	743,860
Buildings and installations	79,043	92,731	101,033	20 and 25
Warehousing equipment	2	747	32	10
Computer equipment	532	292	151	3 and 4
Terminal equipment	27,996	16,324	18,863	10
Ground transportation equipment	2,327	3,273	4,330	4, 5 and 10
Other equipment	2,626	13,571	8,714
Subtotal	1,260,433	141,239	176,052
Land	1,360,238	1,442,648	1,419,674
Construction in progress	111,868	687,412	230,406
Total Property, Vessels and Equipment-net	$2,732,539	$2,271,299	$1,826,132

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

The Company has applied the revaluation model to its land and buildings, in accordance with IAS 16 “Property, Plant and Equipment”. The revalued amounts of these assets are determined through market values calculated by external professional appraisers, every five years or earlier if market factors indicate a substantial change in fair value. The last revaluation of these assets was performed in December 2024, recognizing a revaluation gain of 23 million pesos. See Notes 4.8 and 22 of the Audited Consolidated Financial Statements contained elsewhere herein.

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

Construction in progress corresponds to studies related to the hydrocarbon terminal project in Tuxpan.

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
Grupo TMM continued the upgrade, enhancement and, where appropriate, replacement of its technology platforms, strengthening operational efficiency and ensuring alignment with corporate policies. Progress was made in the systematization of processes and standardization of operations, with all platforms currently operating in cloud environments (primarily Amazon Web Services), improving availability, scalability and overall performance.
In telecommunications infrastructure, voice and data services were optimized through comparative procurement processes to ensure cost efficiency and service quality; progress was made in the deployment of fiber optic connectivity and in increasing internet capacity where feasible; and legacy equipment was replaced with next-generation technology, enhancing network stability, security and operational performance.
Additionally, the Company advanced in the integration of technology platforms to consolidate them into more robust and interoperable solutions, facilitating information exchange and process harmonization across the organization. In particular, ongoing enhancements to SAP and related systems addressed regulatory and corporate requirements while enabling new functionalities, strengthening the generation and analysis of strategic information for decision-making
See also Item 4: "Information on the Company: Systems and Technology."

•
Expanding our Maritime Operations: We have strengthened and streamlined our Maritime Operations in recent years, developing the business into our most profitable segment. We remain focused on expanding our Maritime Operations to add specialized vessels to our fleet in order to meet market requirements for new generation vessels with higher-rated and deeper-water capabilities. As part of this strategy, in August 2021, we entered into a long-term contract with PEMEX to operate three specialized vessels known as “mud vessels”, which we renewed for three additional years. In 2024, we began operating two additional mud vessels with PEMEX, and in January 2025, these vessels were acquired through financing provided by Inbursa. During 2024, We added two tankers to our fleet: one for the transportation of petroleum products and another for gas transportation in Mexican and international waters, In October 2025, we resumed steel transportation services to South America under a more flexible and lower-risk business model, based on spot voyages and the chartering of third-party vessels. In addition, we have continued our efforts to diversify our customer base, as well as implemented a strategic cost reduction plan to offset some of the instability in the oil industry. See Item 4. “Information on the Company - Business Strategy - Expansion and Improvement of our Maritime Operations.”

•
Maintaining efficient and profitable operations: As part of the business segment analysis, in December 2022, the Company concluded its steel transportation operations to South America. Further, at the end of 2023 and beginning of 2024, the Company closed certain Container Maintenance and Repair locations, with the Aguascalientes location remaining. In October 2025, the Company deconsolidated its warehousing operations as a result of the loss of control over such operations. Additionally, parcel transportation services between the ports of Houston and Coatzacoalcos concluded in December 2025

•
Development of Maritime Infrastructure operations: In order to strengthen this segment, in 2022, the Shipyard business became a Business Division. The shipyard, located in the port of Tampico, provides ship repair and dry dock services to more than 30 vessels per year. In 2024, a floating dock was purchased, replacing the ARD-10 dock as it had reached the end of its useful life. This has expanded our capabilities to serve deeper vessels, reaching a 94% market share. See ITEM 4 “Information on the Company - Business Strategies - Expansion of our Marine Operations”.

•
Development of Port, Terminal and Logistics Operations: In January 2025, this division expanded its services in the automotive industry, extending its scope from port operations to the comprehensive supervision of the logistics chain from the manufacturing plant, initiating operations in Puebla. See ITEM 4 “Information on the Company - Business Strategies - Expansion of our Marine Operations”.

•	Reducing our corporate overhead: The Company maintains an ongoing review of its administrative expenses, with the objective of ensuring an efficient cost structure aligned with its growth.

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

 Results of Operations

The following discussion should be read in conjunction with, and is qualified in its entirety by reference to our Financial Statements and the notes there to appearing elsewhere in this Annual Report. Our Consolidated Financial Statements have been prepared in accordance with IFRS, which differs in certain significant respects from U.S. GAAP.

General

Set forth below is a summary of the results of operations:

	For the years ended December 31
	(In millions of pesos)
Consolidated Transportation Revenues	2025	2024	2023
Maritime operations	$1,440.9	$1,283.0	795.5
Maritime infrastructure operations	327.8	262.2	200.5
Port, terminal and logistics operations	83.1	61.9	73.1
Warehousing operations	56.8	146.4	149.5
Total	$1,908.6	$1,753.6	$1,218.6
Operating Income (Loss)
Maritime operations	$368.1	$213.5	55.1
Maritime infrastructure operations	86.2	68.9	51.7
Port, terminal and logistics operations	(7.3)	(25.7)	(35.8)
Warehousing operations	(58.2)	(39.0)	(36.3)
Shared corporate costs	(87.9)	(5.0)	(1,120)
Total	$300.9	$212.7	$56.4

Fiscal Year ended December 31, 2025 Compared to Fiscal Year ended December 31, 2024

Revenues from operations for the year ended December 31, 2025 were $1,908.6 million, compared to $1,753.6 million for the year ended December 31, 2024.

	Transportation Revenues (In millions of pesos) For the year ended December 31
	2025	% Revenues	2024	% Revenues	FY2025 vs. FY2024 % of change
Maritime operations	$1,440.9	75.4%	$1,283.0	73.2%	12.3%
Maritime infrastructure operations	327.8	17.2%	262.2	15.0%	25.0%
Port, terminal and logistics operations	83.1	4.4%	61.9	3.5%	34.2%
Warehousing operations	56.8	3.0%	146.4	8.3%	(61.2)%
Total	$1,908.6	100%	$1,753.6	100.0%	8.8%

Maritime Operations

Revenues from maritime operations increased 12.3% to $1,440.9 million in 2025, compared to $1,283.0 million in 2024, and represented 75.4% of our revenue. The increase is primarily attributable to the recognition of a full year of operations of two supply vessels that commenced operations during the first quarter of 2024, as well as the fuel oil transportation service that commenced in June 2024; additionally, in October 2025 we resumed steel transportation services to South America on a spot voyage basis.

Maritime Infrastructure Operations

Revenues from maritime infrastructure operations increased 25.0% to $327.8 million in 2025, compared to $262.2 million in 2024, and represented 17.2% of our revenue. The increase is primarily attributable to the commissioning of a new drydock in 2025, which enabled the Company to service vessels requiring major repairs.

Ports, Terminals and Logistics Operations

Revenues from ports, terminals and logistics operations increased by 34.2% to $83.1 million in 2025, compared to $61.9 million in 2024, and represented 4.4% of total revenues. The increase during the fiscal year was driven by the operational strategy implemented in the intermodal terminal business during the year, as well as an increase in automotive sector activity, factors that contributed to higher volumes and improved operational efficiency.

Warehousing Operations

In October 2025, the Company ceased to consolidate Warehousing Operations as a result of the loss of control, in accordance with IFRS 10. Accordingly, its results are included only up to that date, and the figures for the period are not directly comparable with those of the prior year.

Operating Income (Loss)

Operating income (loss) reflects revenues less operating costs and expenses. Operating income for the year ended December 31, 2025, increased 56.4% to $300.9 million, compared to $212.7 million for the year ended December 31, 2024. This increase was attributable to the recognition of a full year of operations of two supply vessels and one tanker vessel that commenced during 2024, together with the transition of the supply vessels to a Company-owned scheme as of February 2025, as well as the commissioning of a new drydock, which enabled the Company to service vessels requiring major repairs.

The following table presents information regarding operating income (loss) by business segment for the years ended December 31, 2025 and 2024, respectively.

	Grupo TMM Operating Result (in millions of Pesos) Year Ended December 31,
	2025	2024	FY2025 vs. FY2024 % Change
Maritime Operations	$368.1	$213.5	72.4%
Maritime Infrastructure Operations	86.2	68.9	25.1%
Ports and Terminals Operations and Logistics	(7.3)	(25.7)	71.6%
Warehousing Operations	(58.2)	(39.0)	(49.2)%
Shared Corporate Costs	(87.9)	(5.0)	(1,658)%
Total	$300.9	$212.7	41.5%

Maritime Operations

Operating Income from maritime operations for the year ended December 31, 2025, increased to $368.1, compared to $213.5 million for the year ended December 31, 2024. The variance is primarily attributable to the growth in supply vessel operations, driven by the recognition of a full year of operations of two supply vessels and one tanker vessel that commenced during 2024, together with the transition of the supply vessels to a Company-owned scheme as of February 2025.

Maritime infrastructure operations

Operating Income from maritime infrastructure operations for the year ended December 31, 2025 increased to $86.2 million, compared to $68.9 million for the year ended December 31, 2024. This increase was primarily attributable to the commissioning of a new drydock, which enabled the Company to service vessels requiring major repairs.

Port, terminals and logistic operations

Operating loss for the ports, terminals and logistics segment for the year ended December 31, 2025 reduced its loss by 71.6%, reporting a loss of $7.3 million, compared to a loss of $25.7 million for the year ended December 31, 2024.  The improvement during the fiscal year was driven by the strategic closure of certain container maintenance and repair locations, as well as moderate improvements across other operations, partially offset by the reclassification of certain administrative expenses.

Warehousing Operations

The variation in this segment is primarily explained by the deconsolidation of the business in October 2025, as a result of which its results are included only up to that date and are not directly comparable with the prior year.

Net Financing Cost

	(in millions of Pesos) Year Ended December 31,
	2025	2024	FY2025 vs. FY2024 % Change
Interest Income	$5.7	$2.3	147.8%
Interest on leases	9.1	16.1	(43.5)%
Interest on financial debt	116.2	28.7	304.9%
Other financial expenses	5.6	3.4	64.7%
Interest Expense	130.9	48.2	171.6%
Loss (gain) on exchange, net	(135.8)	52.0	361.2%
Net financing cost (gain) / cost	$(10.6)	$97.9	110.8%

Net financing cost recognized during the year ended December 31, 2025 was $(10.6) million, compared to a net financial cost of $97.9 million recognized during the year ended December 31, 2024. The increase in interest expense was primarily due to the financial cost arising from the loans used to acquire the supply vessels and the floating drydock. The net financial cost in 2025 included net foreign exchange gain of $135.8 million, while in 2024 it included a net foreign exchange gain of $52.0 million. These are derived from the contracting of loans in Dollars, in addition to the appreciation of the Mexican Peso at the end of the year-end 2025.

 Income Tax Expense

	(in millions of Pesos) Year Ended December 31,
	2025	2024	FY2025 vs. FY2024 % Change
Income tax expense	$2.0	$0.0	NC

For the year ended December 31, 2025, current income tax expense amounted to $2.4 million and a deferred income tax benefit of $0.4 million, resulting in a net income tax expense of $2.0 million, compared to a current income tax expense of $8.7 million and a deferred income tax benefit of $8.7 million, resulting in a net income tax expense of $0.0 million for the year ended December 31, 2024.

Non-controlling Interest
	(in millions of Pesos) Year Ended December 31,
	2025	2024	FY2025 vs. FY2024 % Change
Non-controlling interest	$(0.2)	$0.3	(166.7)%

The non-controlling interest relates to a company that operated in the port of Acapulco; since the cessation of operations, the year-over-year variation has been minimal.

Net Income for the year attributable to stockholders of Grupo TMM

	(in millions of Pesos) Year Ended December 31,
	2025	2024	FY2025 vs. FY2024 % Change
Net Income for the year attributable to stockholders of Grupo TMM	$309.7	$114.5	170.5%

For the year ended December 31, 2025, we recognized net income of $309.7million, or $1.77 per share. For the year ended December 31, 2024, we recognized a net income of $114.5 million, or $0.66 per share.

Fiscal Years ended December 31, 2024 and 2023

For a comparison of our operating results for the fiscal year ended December 31, 2024 to our operating results for the fiscal year ended December 31, 2023, see Item 5. “Operating and Financial Review and Prospects-Fiscal Year ended December 31, 2024 Compared to Fiscal Year ended December 31, 2023” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024

Foreign Currency Risk

The majority of the Company's revenues are denominated or referenced in U.S. dollars, a significant portion of its debt is denominated in such currency, and approximately 49% of its costs and expenses are denominated in Mexican pesos. Accordingly, the Company is exposed to risks arising from fluctuations in the exchange rate between the U.S. dollar and the Mexican peso.

While a significant portion of revenues is linked to the U.S. dollar, in certain cases collections are made in Mexican pesos at the exchange rate prevailing on the payment date (the FIX This is a variant of the various existing exchange rate regimes applied in Mexican markets, and it aims to stabilize the exchange rate published by Banco de México). This may give rise to temporary differences between the accounting recognition of revenues and the receipt of cash flows, as well as mismatches between such flows and U.S. dollar-denominated financial obligations, which may impact the Company's operating results and liquidity.

As a result of the evolution in the structure of its revenues, financing and operations, the Company assessed the factors set forth in IAS 21 "The Effects of Changes in Foreign Exchange Rates" and determined that the U.S. dollar more appropriately reflects its primary economic environment. Consequently, effective January 1, 2026, the U.S. dollar is the Company's functional currency.

Notwithstanding the foregoing, the Company remains exposed to foreign exchange risks arising primarily from the interaction between cash flows denominated in Mexican pesos, local currency operating costs and U.S. dollar-denominated financial obligations.

The Company has sought to reduce its exposure to foreign currency risk by maintaining a significant portion of its debt denominated in U.S. dollars, which contributes to a partial natural hedge. Currently, approximately 89.6% of the Company's debt is denominated in U.S. dollars, including liabilities associated with long-term lease arrangements.

Although the Company does not currently hold foreign exchange hedging derivative instruments, it has in the past evaluated, and may in the future enter into, financial derivative instruments denominated in Mexican pesos or other currencies, with the objective of mitigating the impact of exchange rate fluctuations on its operating costs, administrative expenses and financial results. See ITEM 11. "Quantitative and Qualitative Disclosures About Market Risk — Foreign Currency Risk."

Liquidity and Capital Resources

Our business requires significant levels of capital investment and ongoing expenditures, including, among others, improvements to ports and terminals, infrastructure and technology, acquisition and maintenance of vessels and other equipment, as well as lease arrangements and repairs. Our principal sources of liquidity include cash flows from operations, available cash balances, asset sales and debt financing. Grupo TMM is essentially a holding company that conducts the majority of its operations and holds a substantial portion of its assets through direct and indirect subsidiaries. Accordingly, it depends primarily on dividends and administrative service fees charged to its operating subsidiaries to generate cash flow and meet its obligations, including debt service.

As of December 31, 2025, approximately 92.1% of the Company's consolidated debt was held at the subsidiary level, with such subsidiaries being responsible for servicing their respective obligations based on their own operating cash flows. Management believes that this structure allows for the adequate fulfillment of financial obligations; however, it is subject to certain limitations, including legal restrictions in Mexico on the distribution of dividends. The following table sets forth the breakdown of financial obligations, including lease liabilities, by entity as of December 31, 2025:

(in millions of pesos)
Grupo TMM, S.A.B.	$99.2
Transportación Marítima Mexicana, S.A. de C.V.	816.1
TMM Logistics, S.A. de C.V.	46.2
TMM Dirección Corporativa, S.A. de C.V.	6.3
Inmobiliaria Dos Naciones, S. de R. L. de C.V.	294.4
Total	$1,262.2

Under Mexican law, subsidiaries may only distribute dividends once their shareholders have approved the corresponding financial statements, and provided there are no accumulated losses to be absorbed. Additionally, at least 5% of net income must be allocated to a legal reserve until it reaches 20% of the capital stock (calculated based on the actual nominal subscription price received by such subsidiary for all issued and outstanding shares at that time).

As of December 31, 2025, the Company's total debt amounted to $1,262.2 million, of which $1,046.0 million corresponded to bank financing, $12.9 million to non-institutional creditors, $157.1 million to related parties and $46.2 million to lease liabilities recognized in accordance with IFRS 16. Of such debt, $323.6 million corresponded to short-term obligations while $938.6 million corresponded to long-term debt.

March 31, 2026, the Company's total debt amounted to $1,201.8 million, of which $982.2 million corresponded to bank financing, $10.5 million to non-institutional creditors, $164.0 million to related parties and $45.1 million to lease liabilities recognized in accordance with IFRS 16 “Leases”. Of such debt, $336.3 million corresponded to short-term obligations while $865.5 million corresponded to long-term debt.

In accordance with IFRS, transaction costs related to financing arrangements are recognized as part of the corresponding financial liability, except in the case of leases, which are presented as lease liabilities, unless their term is 12 months or less or the underlying asset is of low value.

As of December 31, 2025 and March 31, 2026, the Company was in compliance with all restrictive covenants set forth in its financing agreements.

The Company's total stockholders' equity, including non-controlling interest, amounted to $2,418.0 million as of December 31, 2025, resulting in a leverage ratio (debt to equity) of approximately 0.46.

As of March 31, 2026, the Company had a net working capital (current assets less current liabilities) of $494.1 million. As of December 31, 2025, 2024 and 2023, net working capital amounted to $548.4 million, $144.4 million and $(89.6) million, respectively.

Variations in working capital are primarily attributable to changes in accounts receivable arising from the commencement of new project operations, as well as accounting reclassifications and variations in operating liabilities.

While the Company continues to evaluate opportunities to diversify its revenue sources, Management believes that its current financial resources, including expected cash flows from its subsidiaries, are sufficient to meet its operating, investment and debt service needs in the short and medium term.

The decrease in net working capital from 2025 to March 31, 2026 was due to a decline in accounts receivable and an increase in operating liabilities. The increase in net working capital from December 2024 to 2025 was primarily driven by higher cash generated from the Loderos vessel operations. The increase in net working capital from December 2023 to 2024 was primarily driven by higher accounts receivable resulting from the operations of two new vessels. While we continue to seek ways to diversify our revenues, we believe that our financial resources, including cash expected to be generated by our subsidiaries, are sufficient to meet our current liquidity and working capital needs. See "—Executive Overview."

Information on Cash Flows

Summary cash flow data for the years ended December 31, 2025, 2024 and 2023 is as follows:

	Years Ended December 31,
	2025	2024	2023
	(in millions of Pesos)
Operating activities	$345.6	$240.6	$89.0
Investing activities	(685.7)	(454.0)	(119.3)
Financing activities	656.4	314.7	50.6
Currency exchange effect on cash	(28.8)	7.4	(16.7)
Net increase in cash and cash equivalents	287.5	108.7	3.6
Cash and cash equivalents at beginning of year	207.1	98.4	94.7
Cash and cash equivalents at end of year	$494.6	$207.1	$98.4

For the year ended December 31, 2025, the Company's consolidated cash position increased by approximately $287.5 million compared to the year ended December 31, 2024. This increase was primarily attributable to positive operating cash flows of $345.6 million, driven by the collection of services rendered in prior periods and the recovery of accounts receivable, as well as positive financing cash flows of $656.4 million, arising from new credit facilities obtained during the year. These effects were partially offset by investing cash out flows of $685.7 million, associated primarily with investments in productive assets, and a negative foreign exchange effect on cash of $28.8 million.

For the year ended December 31, 2024, our consolidated cash position increased by approximately $108.7 million from the year ended December 31, 2023. This increase is primarily attributable to the operation of two new, higher-capacity mud vessels, as well as the new fuel oil transportation contract and the financing for the purchase of the floating dock.

For the year ended December 31, 2023, our consolidated cash position increased by approximately $3.6 million from the year ended December 31, 2022.

Our Cash Flows from Operating Activities

Net cash flows provided by operating activities amounted to $345.6 million for the year ended December 31, 2025, compared to $240.6 million for the year ended December 31, 2024. This increase was primarily due to higher operating cash generation driven by improved business results, the collection of services rendered in prior periods, and the onboarding of new customers, particularly in maritime and infrastructure operations, as well as improvements in operational efficiency and working capital management.

Net cash flows used in operating activities amounted to $240.6 million for the year ended December 31, 2024, compared to $89.0 million for the year ended December 31, 2023. The increase is primarily due to the operation of two new, higher-capacity mud vessels and the new fuel oil transportation contract.

Net cash flows generated from operating activities amounted to $89.0 million for the year ended December 31, 2023, compared to $166.7 million generated from operating activities for the year ended December 31, 2022. This variation is primarily due to the closure of locations within the Container Maintenance and Repair business, as well as lower revenues in the Warehousing business.

The following table summarizes cash flows provided by operating activities for the periods indicated:

	Years Ended December 31,
	2025	2024	2023
	(in millions of Pesos)
Income before provision for income taxes	$311.5	$114.8	$(4.7)
Depreciation and amortization and other amortization	114.3	102.6	133.9
Ga on sale of fixed assets-net	-	(10.0)	-
Sale of subsidiaries	-	-	(3.7)
Inventory impairment	-	23.5
Provision for interests on debt	125.3	44.7	54.4
Investment interests	(5.7)	(2.3)	(2.0)
Loss (gain) from exchange differences	(127.6)	11.0	5.2
Loss of control of the Warehousing segment	(204.4)	-	-
Project Cancellations	36.7	-	-
Total changes in operating assets and liabilities	95.5	(43.7)	(94.1)
Net cash provided by operating activities	$345.6	$240.6	$89.0

Our Cash Flows used in Investing Activities

Net cash used in investing activities for the year ended December 31, 2025 amounted to $685.7 million, which included $691.6 million for the acquisition of 2 supply vessels.

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

See “- Capital Expenditures and Divestitures” below for further details of capital expenditures and divestitures relating to the years ended December 31, 2025, 2024 and 2023.

Our Cash Flows provided by Financing Activities

For the year ended December 31, 2025, cash provided by financing activities amounted to $656.4 million, resulting primarily from long-term credit facilities of $733.3 million, partially offset by $11.1 million in repayments of long-term debt and obligations.

For the year ended December 31, 2024, cash provided by financing activities amounted to $314.7 million, primarily due to $386.7 million in borrowings for the purchase of a floating dock; $67.2 million in operating lease payments; and $4.8 million in interest payments.

For the year ended December 31, 2023, cash provided by financing activities increased to $50.6 million, which resulted primarily from $152.0 million in issuance of shares; $14.5 million of repayment of other borrowings and operating leases; repayment of $78.4 million of debt under existing loan facilities and operating leases and $8.4 million of interest payments.

Business Plan

The Company is focused on consolidating its growth by strengthening its maritime, infrastructure and logistics businesses, through a strategy grounded in financial discipline, operational efficiency and the development of strategic alliances.

In the maritime segment, the Company seeks to expand and diversify its portfolio of specialized vessels, particularly in bulk cargo transportation, hydrocarbons and offshore services, both in Mexico and in international markets. This growth will be supported by medium- and long-term contracts that enhance revenue visibility and asset profitability.

In maritime infrastructure, the Company will continue to capitalize on its strategic positioning and technical capabilities, including the expansion of its maintenance and repair services through the development of new shipyards and the optimization of its installed capacity, with the objective of serving a broader range of vessels and strengthening its market presence.

In the logistics segment, the Company will seek to enhance its operations, particularly in automotive logistics, through the expansion of its customer base and the strengthening of long-term contracts that drive cash flow stability and operational efficiency.

Additionally, the Company is evaluating the development of port infrastructure projects in Tuxpan, Veracruz, focused on specialized terminals for the handling of hydrocarbons, bulk cargo and general cargo, leveraging the strategic location of its assets to capture growth opportunities in trade and the energy sector.

On a cross-cutting basis, the Company will continue to promote strategic alliances that enable it to accelerate growth, optimize capital deployment and strengthen its positioning in key markets, while maintaining a disciplined focus on cost control, cash flow generation and the strengthening of its financial structure.

The Company has also commenced the implementation of sustainability initiatives, in line with applicable regulatory requirements in Mexico, with the objective of strengthening its operational processes and practices. As part of these initiatives, the Company is evaluating alternatives aimed at energy efficiency in its facilities, including self-supply schemes, with a gradual and prudent approach to capital allocation.

Additionally, the Company will continue to strengthen its information technology capabilities through the digitalization and integration of its operational and administrative processes, incorporating data analytics tools, automation and management systems that optimize asset performance, improve operational efficiency and enhance real-time decision-making across its entire value chain.

As a complementary measure, the Company will continue to strengthen its planning, control and execution processes, with the objective of ensuring the efficient implementation of its strategy and the sustainability of its results over time.

Capital Expenditures and Divestitures

The following tables set forth our principal capital expenditures and divestitures during the last three years:

Our Principal Capital Expenditures for the Last Three Years

(in millions of Pesos)
	Years ended December 31,
	2025 (a)	2024 (b)	2023 (c)
Capital Expenditures by Segment:
Maritime Operations	$640.7	$70.5	$124.1
Infrastructure Maritime Operations	49.5	396.1	6.6
Port, Terminals and Logistics Operations	1.0	2.1	0.5
Warehousing Operations	0.4	0.8	0.1
Corporate	—	—	—
Total	$691.6	$469.5	$131.3

(a)
In 2025, capital expenditures included: (i) Maritime Operations: $640.7 million for the acquisition of two supply vessels; and (ii) Maritime Infrastructure Operations: $49.5 million in maintenance and improvements.

(b)
In 2024, capital expenditures included: (i) Maritime Operations: $70.5 million for the acquisition and upgrade of equipment and the conversion of two new mud vessels; and (ii) Maritime Infrastructure Operations: $396.1 million for the acquisition of a floating dock.

(c)
In 2023, capital expenditures included (i) Maritime Operations: $124.1 million in equipment acquisition and improvements and construction of new mud vessels; and (ii) Marine Infrastructure Operations: $6.6 million in equipment acquisition and improvements.

Principal Capital Divestitures for the Last Three Years

(in millions of Pesos)
	Years Ended December 31,
	2025 (a)	2024 (b)	2023 (c)
Capital Divestitures:
Sale of shares of subsidiaries	$-	$-	$10.0
Other assets	0.3	13.2	—
Total	$0.3	$13.2	$10.0

(a)	In 2025, proceeds from sale of property and equipment
(b)	In 2024, TMM Logistics assets related to the Container Maintenance and Repair operation were sold.
(c)	In 2023, TMM Almacenadora S.A.P.I. de C.V. including the AIFA concession.

Leases

The Company maintains lease agreements related primarily to land and facilities used in its operations, which are recognized as right-of-use assets and lease liabilities in accordance with IFRS 16. Such leases do not involve the transfer of ownership of the underlying assets and form part of the Company's normal operating structure. Additionally, the Company enters into short-term vessel charter arrangements, for which it applies the IFRS 16 practical expedient to recognize them in profit or loss over the lease term.

Transportation Equipment and Other Operating Leases

We lease transportation and container handling equipment, our corporate office building and other assets under agreements classified as operating leases. The terms of these lease agreements range from 1 to 8 years and contain standard provisions for these types of operating lease arrangements. The liabilities associated with operating leases are presented as lease liabilities and the corresponding asset is presented as a right-of-use asset, unless the lease term is 12 months or less or the underlying asset is of low value, for which the Company applies the IFRS 16 practical expedient.

Strategic Asset Financing

RTG Crane (Logistics Segment)

In June 2019, the Company entered into a financing agreement with PNC Bank, N.A., guaranteed by EXIM Bank, for $860 thousand U.S. dollars (approximately 85% of the asset’s value), bearing a fixed interest rate of 4.40%, with semiannual payments of principal and interest and maturity in July 2024, for the acquisition of a rubber-tired gantry (RTG) crane used in its automotive logistics operations. The financing was fully repaid at maturity.

Mud Vessels (Maritime Segment)

In February 2024, the Company entered into a financing agreement with Atrafin LLC, guaranteed by EXIM Bank, for $2.3 million U.S. dollars, bearing a fixed interest rate of 6.89%, with semiannual payments of principal and interest and maturity in March 2029, to fund working capital related to the conversion of vessels used in specialized maritime operations. As of December 31, 2025, the outstanding balance amounted to $29.2 million.

Additionally, in January 2025, the Company entered into a financing agreement with Grupo Financiero Inbursa for $40.5 million U.S. dollars, bearing interest at SOFR + 5%, with semiannual payments of principal and interest and maturity in January 2031, for the acquisition of two specialized vessels. As of December 31, 2025, the outstanding balance amounted to $698.7 million.

Floating Dry Dock (Maritime Infrastructure Segment)

In January 2025, the Company incorporated a floating dry dock financed by Bancomext for $16.8 million U.S. dollars (approximately 85% of its value), bearing interest at SOFR + 2.35%, with quarterly payments of principal and interest and maturity in October 2034. As of December 31, 2025, the outstanding balance amounted to $293.4 million.

Other Debt and Financing

Historical Refinancing

In January 2011, the Company, through its subsidiary TMM, entered into two private credit facilities totaling $6.0 million U.S. dollars, bearing a fixed interest rate of 11.25%, including a two-year grace period for principal payments and an original maturity in January 2016, in order to improve the amortization profile of its receivables securitization program. Following partial repayments between 2017 and 2019, the remaining balance of $3.0 million U.S. dollars has been refinanced through several maturity extensions through December 2028. As of December 31, 2025, the total outstanding balance amounted to $87.3 million.

Unsecured Loans (Financial Restructuring)

In July 2020, the Company entered into two unsecured loans of $6.0 million each, with an original maturity in October 2020. These loans were subject to several renegotiations, including partial repayments made between 2021 and 2023, as well as successive maturity extensions through 2024. As of December 31, 2025, the total outstanding balance amounted to $6.6 million. As a result of a subsequent renegotiation, a 39.6% reduction of the outstanding balance was agreed, resulting in a revised balance of $4.0 million, payable in two installments during March and April 2026. As of the date of this report, the outstanding balance amounts to $2.0 million.
Technology Financing (Operational Support)

In March and October 2019, the Company entered into two credit facilities with Hewlett-Packard Operations México, S. de R.L. de C.V., for $607.8 thousand and $201.6 thousand U.S. dollars, respectively, to enhance its technology systems. These facilities bore fixed interest rates of 6.84% and 6.13%, respectively, with monthly payments of principal and interest and maturities in March 2025 and October 2024. As a result of the COVID-19 pandemic, the Company obtained a three-month grace period on principal payments (from May to July 2020), extending the maturity of both facilities accordingly.

In March and December 2020, the Company entered into three additional facilities with the same counterparty for $86.6 thousand, $96.9 thousand and $252.1 thousand U.S. dollars, respectively, under substantially the same terms and conditions, bearing fixed interest rates ranging from 4.58% to 7.16%, with maturities between 2025.
In July 2022, the amortization terms of all facilities were extended by one year, with a 0.25% increase in interest rates. Subsequently, in September 2023, the agreements were renegotiated under substantially the same terms and conditions, including an additional 0.25% increase in interest rates and an extension of maturity to March 31, 2027. As of December 31, 2025, the total outstanding balance amounted to $5.4 million.

Relevant Bank Credit Facility (Working Capital)

In July 2020, the Company, through its subsidiary TMM Logistics, entered into a credit facility with Banco del Bajío for up to $30 million for working capital purposes. The facility was drawn in two tranches and matures in July 2027. In September 2022, the assignment of this facility to Fibra UNO was authorized.

Transportation Equipment Financing (Restructured Facility)

On November 26, 2018, the Company restructured the amortization schedule of a financing agreement with Daimler Financial Services México, S. de R.L. de C.V., for $28.0 million, bearing a fixed annual interest rate of 12.9%, with monthly payments of principal and interest and original maturity in October 2021. As a result of the COVID-19 pandemic, the Company obtained two three-month grace periods on principal payments (from April to September 2020), extending the maturity to January 2022. In October 2021, the amortization schedule was further extended to July 2024 under the same terms. In August 2022, a new agreement was executed with the same institution to extend the amortization period, for an outstanding balance of $15.4 million, bearing a fixed interest rate of 13.0%, with monthly payments of principal and interest and maturity in December 2024. As of December 31, 2024, the outstanding balance was $0.32 million, which was fully repaid during the first quarter of 2025.

Working Capital Credit Facilities (Logistics Operations)

In December 2014, the Company, through its subsidiary TMM Logistics, entered into two credit facilities with Banco Autofin México for $21.6 million and $8.4 million, respectively. These facilities bore variable interest rates referenced to 28-day TIIE plus 450 and 350 basis points, respectively, with monthly payments of principal and interest and maturity in March 2022. As a result of the COVID-19 pandemic, the Company obtained grace periods on principal payments and maturity extensions, including a four-month deferral (May to August 2020), extending the maturity accordingly. The $8.4 million facility was repaid in July 2022, while the $21.6 million facility was repaid in January 2023.

Additionally, in November 2018, the Company entered into a credit facility with Banco Autofin México for $20.0 million, bearing a variable interest rate of 28-day TIIE plus 550 basis points, with monthly payments of principal and interest and original maturity in November 2023. This facility was also subject to grace periods and maturity extensions, including an additional six-month deferral, extending its maturity to September 2024. As of December 31, 2023, this facility had an effective interest rate of 16.89% and an outstanding balance of $3.0 million and was fully repaid on March 27, 2024.

Sale and Leaseback Transactions (Asset Optimization)

In March 2014, the Company, through its subsidiary IDN, entered into a sale and leaseback transaction with UNIFIN Financiera, S.A.P.I. de C.V., SOFOM E.N.R., with respect to the floating dry dock “ARD-10”, the floating dry dock “ABDF 2”, and the tugboat “Catherine M”, for an approximate amount of $55.6 million, under an operating lease structure, in order to maintain its operational capacity. In 2018, the Company repurchased the “ARD-10” dry dock and the “Catherine M” tugboat, while the lease of the “ABDF 2” dry dock was extended through June 2024, at which time it was also repurchased, fully terminating the transaction.

Additionally, the Company, through its subsidiary TMM Logistics, entered into a similar transaction with UNIFIN for seven cranes used in its container maintenance and repair business, for an approximate amount of $6.0 million, under an operating lease structure. This financing was extended in 2022 under similar terms and was fully repaid in March 2024.

Agricultural Financing (Deconsolidated Operations / ADEMSA)

In 2011, the Company entered into two credit facilities with INPIASA, S.A. de C.V. to finance ADEMSA’s agricultural activities, for an aggregate amount of approximately $19.9 million. These facilities bore variable interest rates referenced to TIIE; one facility was repaid as scheduled and the other was extended, with the remaining balance of $0.2 million repaid in October 2024.

Contractual Obligations

The following table outlines our obligations for payments under our debt obligations, operating leases and other financing arrangements for the periods indicated as of December 31, 2025:

(in thousands of Pesos, unless noted otherwise)

Indebtedness(1)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Investors(2)	$169,988	$—	$—	$—	$169,988
Financing for the acquisition of a floating dock (3)	20,609	49,912	60,499	163,348	294,368
Financing for the acquisition & conversion of mud vessels(4)	117,489	274,596	266,524	60,586	719,195
Other Debt(5)	11,022	17,247	4,167	—	32,436
Total	$319,108	$341,755	$331,190	$223,934	$1,215,987

Operating Lease Obligations(6)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Vessel, Transportation Equipment and Other Operating Leases	$10,717	$21,431	$21,432	$17,861	$71,441
Financial charges	(6,213)	(10,297)	(6,706)	(2,020)	(25,236)
Total	$4,504	$11,134	$14,726	$15,841	$46,205

(1)	These amounts include principal payments and accrued and unpaid interest as of December 31, 2025.
(2)
Four unsecured credit facilities. Three correspond to related-party financings, with outstanding balances of $87.2 million, $69.9 million and $6.3 million as of December 31, 2025, bearing fixed interest rates of 11.25% and 15%, with maturities in December 2028. The fourth facility had an outstanding balance of $6.6 million as of December 31, 2025 and was subsequently renegotiated with a debt reduction, resulting in a revised balance of $4.0 million, payable in March and April 2026; as of the date of this report, the remaining outstanding balance amounts to $2.0 million.

(3)	Financing with Bancomext for $16.8 million U.S. dollars (SOFR + 2.35%), maturing in October 2034. As of December 31, 2025, the outstanding balance amounts to $294.4 million.
(4)
Financings with Atrafin LLC (guaranteed by EXIM Bank) and Inbursa for $2.3 million and $40.5 million U.S. dollars, respectively, bearing interest at 6.89% fixed and SOFR + 5%, with maturities in March 2029 and January 2031. As of December 31, 2025, the outstanding balances amount to $27.0 million and $719.2 million, respectively.

(5)
Credit facilities with Hewlett-Packard Operations México for approximately $1.2 million U.S. dollars, bearing fixed interest rates in a range of approximately 4.6% to 7.7%, as subsequently amended and extended, with maturity in March 2027. As of December 31, 2025, the outstanding balance amounts to $5.4 million.

(6)
In accordance with IFRS 16 Leases, Grupo TMM recognizes right-of-use assets and the corresponding lease liabilities, except for short-term and low-value leases. Lease payments are allocated between principal and interest, with the interest component recognized as a finance cost over the lease term.

Trend Information

In recent years, a significant portion of the revenue generated by our maritime operations business has been achieved through contracts with Helmsley Management, Celanese Operations Mexico and PEMEX . In 2025, the Company earned revenues from PEMEX, CFEnergía and Celanese Operations Mexico, representing 61.9%, 27.8% and 7.5%, respectively, of the revenues generated by our marine operations business, while in 2024, the Company earned revenues from PEMEX, CFEnergia and Celanese Operations Mexico, representing 62.8%, 20.6% and 15.1%, respectively, of the revenues generated by our marine operations business. The primary purchasers of our maritime operations services are multinational oil, gas and chemical companies. The future success of our maritime operations business depends upon our ability to capitalize on growth in the Mexican oil and gas sector by increasing our level of services to these companies.

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

Critical Accounting Estimates

Our Consolidated Financial Statements have been prepared in accordance with the IFRS as issued by the IASB.

We have identified certain key accounting policies on which our financial condition and results of operations are dependent. These key accounting policies most often involve complex matters, may be based on estimates and involve a significant amount of judgment. In the opinion of our management, our critical accounting policies under IFRS are those related to:

Fair value measurement

Management uses valuation techniques to measure the fair value of its properties. This results in Management developing estimates and assumptions based on market information and using observable data that would be used by market participants to assign a price to the asset. These fair value estimates for these non-financial assets can vary from the actual prices that would be achieved in an arm’s length transactions at the reporting date (see Note 22 to the accompanying Consolidated Financial Statements contained elsewhere herein). Given the characteristics of the assets (properties) and the market conditions of those assets, the changes in the market conditions during the reporting period and up to the date of this report are considered minimum, so any change in value is considered to be insignificant.

Impairment of long-lived assets

On assessing impairment, Management determines the recoverable value of each cash generating unit based on the expected future cash flows and determines an adequate interest rate to be able to calculate the present value of these cash flows.

The uncertainty in the estimate is related to the assumptions regarding results of future operations and the determination of an appropriate discount rate. During 2025 and 2024, the Company performed impairment tests without determining impairment losses (see Note 11 to the accompanying Consolidated Financial Statements contained elsewhere herein). Management conducted a sensitivity analysis on its discount rate considering an increase of 1 to 3 percentage points; likewise, a decrease of up to 1.2 percentage points was considered for the growth rate, where the average recoverable value considering the combination of those scenarios was higher than the value of the long-term assets for each cash generating unit, hence, under those scenarios no impairment loss would be determined.

Defined benefits obligation (DBO)

Management’s estimate of the DBO is based on a number of critical assumptions, such as inflation rates, mortality rates, discount rate, and a consideration for future salary increases. The variances in these assumptions can impact the amount of the DBO and the corresponding annual expense for defined benefits (the analysis is provided in Note 20 to the accompanying Audited Consolidated Financial Statements contained elsewhere herein).

Management conducted a sensitivity analysis for the main assumptions, the following table summarizes the effects of changes to these actuarial assumptions on the defined benefits obligations at December 31, 2025 and 2024:

As of December 31, 2025

	1.0% increase	1.0% decrease
Discount rate
(Decrease) increase in the defined benefits obligation	$(1,007)	$1,111

Salary increase rate
Increase (decrease) in the defined benefits obligation	$370	$(725)

	Increase in 1 year	Decrease in 1 year
Average life expectancies
(Decrease) increase in the defined benefits obligation	$(41)	$4

As of December 31, 2024

	1.0% increase	1.0% decrease
Discount rate
(Decrease) increase in the defined benefits obligation	$(1,142)	$1,258

Salary increase rate
Increase (decrease) in the defined benefits obligation	$532	$(938)

	Increase in 1 year	Decrease in 1 year
Average life expectancies
(Decrease) increase in the defined benefits obligation	$(53)	$12

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

Our current Board of Directors was ratified at the Company’s Annual General Ordinary Shareholders’ Meeting held on April 29, 2025. Our directors, their principal occupations and years of service (rounded to the nearest year) as a director are as follows:

Name	Principal Occupation	Years as a Director	Age
Directors
Vanessa Serrano Cuevas	Chairman of the Board of Grupo TMM	7	51
Maria Josefa Cuevas Santos	Member of the Board	10	77
Miguel Oscar Adad Rosas	Member of the Board	5	63
Alberto Guillermo Saavedra Olavarrieta	Member of the Board	5	62
Francisco Javier García-Sabaté Palazuelos	Member of the Board	11	74
Boris Otto	Member of the Board	5	55
Jimena Serrano Cuevas	Member of the Board	3	54
Andrés Hernández Fonseca	Member of the Board	1	38
Christian Venus Vazquez Coria	Secretary (non-member of the Board)	2	44

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

Executive Officers

Our officers serve at the discretion of our Board of Directors. Our executive officers, their position and years of service with us and as an executive officer are as follows:

Name	Position	Years of Service with the Company	Years of Service as Executive Officer
Corporate Directors
Vanessa Serrano Cuevas	Chair of the Board and Chief Executive Officer	7	5
Luis Manuel Ocejo Rodríguez	Deputy Executive Officer	43	19
Veronica Tego Sanchez	Chief Financial Officer	32	2
Gerardo Meza Vázquez	Audit Manager	25	5
Christian Venus Vázquez Coria	Legal Manager	15	5
Axel Xavier Vera de Castillo	Chief Information Officer	5	5
Mauricio Padruno González	Commercial Director	1	1

Business Unit Directors
Alejandro Romero Rodríguez	Director, Maritime Transportation	31	6
Víctor Velázquez Romo	Director, Maritime Infrastructure	14	6
Francisco Javier Estrada Serafín	Director of Land Logistics	1	1

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

For the year ended December 31, 2025, the total compensation paid to our directors and officers, for services in all capacities, was approximately $20.6 million. See ITEM 7. "Major Shareholders and Related Party Transactions." This compensation includes salaries, directors' fees and benefits in kind.

Of this total:
•	Our executive officers (including the Chief Executive Officer, Chief Financial Officer and other members of senior management) received aggregate compensation of approximately $19.4 million.
•	Our members, for their service on the Board of Directors, received emoluments of approximately $1.2 million.

Pension, Retirement or Similar Benefits

Seniority bonuses, retirement plan obligations (“Pension Benefits”) and other employee compensation payable at the end of employment are based on actuarial calculations using the projected unit credit method. Pension Benefits are based mainly on years of service, age and salary level upon retirement.
          Seniority bonuses, Pension Benefits and other employee compensation payable upon termination include the amortization of past service costs over the average remaining working lifetime of employees. Reserves for obligations at the end of the 2025, 2024 and 2023 fiscal years were $65,632, $74,682 and $77,390, respectively.

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

Audit and Corporate Practices Committee

The Board of Directors maintains an Audit and Corporate Practices Committee composed of independent directors, each with extensive experience in the analysis and evaluation of financial reporting and knowledge of internal controls and procedures for financial reporting. The current members of our Audit and Corporate Practices Committee are Mr. Miguel Oscar Adad, Mr. Boris Otto and Mr. Francisco Javier García-Sabaté Palazuelos, C.P. On April 29, 2026, at the General Shareholders’ Meeting Mr. Francisco Javier García-Sabaté Palazuelos, C.P. was appointed as an independent director and as the chair of our Audit and Corporate Practices Committee, and he is also considered a financial expert in accordance with the standards described in Section 407 of the Sarbanes Oxley Act of 2002. In accordance with Mexican Securities Law and Mexican Corporate Practices, the committee’s responsibilities include, among others:

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

During the year ended December 31, 2025, the Company formally established an Ethics Committee, a body responsible for overseeing the implementation and compliance with the Code of Ethics, promoting a culture of integrity within the organization, and evaluating reporting mechanisms and the management of potential ethical violations. The establishment of this committee was approved by the Board of Directors and supported by the Audit Committee in order to strengthen corporate governance practices and align them with international best practices in business ethics.

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

D.  Employees

As of March 31, 2026, we had 644 employees, approximately 7.0% of whom were unionized, and as of December 31, 2025, we had 500 employees, approximately 10.0% of whom were unionized.

As of December 31, 2024, we had 720 employees, approximately 8% of whom were unionized. The decrease in the number of our employees in 2025 was primarily due to the deconsolidation of the warehousing business as a result of loss of control in accordance with IFRS 10.

In accordance with customary practice in Mexico, we negotiate union contracts annually with regard to wages and every two years with regard to other matters, including benefits. We have not experienced a strike since 1987 and believe that relations with our employees are good.

E.  Share Ownership

As of April 21, 2026, the Serrano family held 113,107,152 Shares directly, and the CPO Trustee maintained 15,047,127 Shares of our capital stock in the form of ADSs, including 6,836,510 Shares that are beneficially owned by the Serrano family. Accordingly, as of such date, the Serrano Segovia family controlled the voting power of our capital stock. The voting power controlled by the Serrano family varies from time to time, depending upon the number of Shares held by the Serrano family and by the CPO Trust and others. As of April 21, 2026, other than as set forth below in the section entitled “Major Shareholders” each of our other directors, alternate directors or executive officers owns less than one percent of our Shares on an individual basis.

Shares were contributed to the CPO Trust established with a 30-year term by Nacional Financiera, S.N.C. (the “CPO Trustee”) on November 24, 1989. The CPO Trustee authorized the issuance of non-redeemable ordinary participation certificates (certificados de participación ordinarios no amortizables) (“CPOs”) that correspond to our Shares. One CPO may be issued for each Share contributed to the CPO Trust. CPOs constitutes separate negotiable instruments different and apart from the Shares, and afford to their holders only economic rights with respect to the Shares held in the CPO Trust. Such voting rights are exercisable only by the CPO Trustee, which is required by the terms of the CPO Trust to vote such Shares in the same manner as holders of a majority of the outstanding Shares not held in the CPO Trust and voted at the relevant meeting. Mexican and non-Mexican investors may hold CPOs without restrictions of any kind. The acquisition of Shares representing 5% or more of the capital stock of Grupo TMM by any person or group of persons (other than the Serrano Segovia family and the CPO Trustee), in one or a series of simultaneous or successive transactions requires the prior approval of the Board of Directors. As of April 21, 2026, the CPO Trustee held CPOs representing an aggregate of 15,047,127 Shares in the form of ADSs.

F.  Disclosure of Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

The following table indicates, as of April 21, 2026, unless otherwise indicated, the shareholders that beneficially own 5% or more of our outstanding Shares (the “Major Shareholders”). The percentage of our outstanding Shares owned by each Major Shareholder shown below is based on the 174,553,127 Shares outstanding as of April 21, 2025. For purposes hereof, each Major Shareholder with shared voting or investment authority with respect to certain securities is deemed to beneficially own all such securities.

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

Change in Percentage Ownership

No major shareholder has disclosed any significant changes in their shareholding percentage during the three years ending December 31, 2025, 2024, and 2023, with the exception of Jimena Serrano Cuevas, who held a 19.6% stake as of 2023.

Voting Rights and Control

As of April 21, 2026, 15,047,127 Shares were held in the form of ADSs, which have limited voting rights. The Shares held in the form of ADSs are held directly by the CPO Trust. The voting rights for those Shares are exercisable only by the trustee of the CPO Trust, which is required by the terms of the trust agreement to vote such Shares at any shareholders’ meeting in the same manner as the majority of the Shares that are not held in the CPO Trust are voted. Of the 159,506,000 Shares held outside of the CPO Trust as of April 21, 2026, the Serrano family beneficially owns 106,270,642, or 66.6% of such Shares. As a result, the Serrano family could direct and control the policies of the Company and its subsidiaries, including mergers, sales of assets and similar transactions. See Item 9. “The Offer and Listing.” Except for the limited voting rights applicable to their ADSs, none of the Major Shareholders have voting rights that differ from those applicable to other holders of Shares.

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

A.  Consolidated Statements and Other Financial Information

See Item 18 - “Financial Statements.”

A.7  Legal Proceedings

Refined Product Services (“RPS”) Claim

On August 7, 2007, TMM filed a claim for arbitration against RPS for the amount of US$50,000 (approximately $0.9 million pesos) for various expenses incurred by TMM due to the delay of the delivery of the tanker vessel Palenque.

On October 19, 2007, RPS filed a countersuit for US$3.0 million (approximately $56.6 million pesos), alleging that TMM failed to maintain the tanker vessel Palenque, and also filed a claim for consequential damages for losing a contract while the vessel was being repaired. No significant events occurred in the proceedings during 2023, 2024 and 2025, and as of the date of the consolidated financial statements included herein. TMM believes that its counterclaim is strong and that it has sufficient elements and arguments for its defense. Although it is impossible to predict the outcome of any legal proceeding, we believe this claim to be without merit and intend to defend this proceeding vigorously.

Tax Assessments Issued Against the Company

On March 25, 2025, TMM was notified of a court ruling denying the amparo relief sought by TMM, which upheld the validity of the resolution assessing various tax credits for alleged omissions in connection with income tax and VAT withholding obligations with respect to foreign residents, corresponding to fiscal year 2014. In April 2025, a Motion for Review was filed against the ruling issued in the amparo proceeding, requesting the protection of the Federal Judiciary.

On April 7, 2025, TMM filed a Motion for Review ("ADR") against the ruling issued in direct amparo proceeding 763/2022, which was referred to the Supreme Court of Justice of the Nation for review and registered under docket number ADR 2892/2025. On May 12, 2025, the Supreme Court issued an order dismissing the motion.

On June 17, 2025, TMM filed an indirect amparo action challenging the constitutionality of Articles 61, Section II, 91 second paragraph, and 104, first and third paragraphs of the Amparo Law. Such constitutional challenge was brought on the basis of the first act of application of those provisions in the May 12 order, which was also challenged on its own merits. However, on June 26, 2025, the Company was notified of the order dated June 19, 2025, through which the District Court resolved to dismiss the complaint.

On July 3, 2025, TMM filed an appeal (recurso de queja) against the ruling referred to in the preceding paragraph, issued by the Sixteenth District Judge in Administrative Matters in Mexico City, by which the amparo claim filed by the Company was dismissed.
By judgment rendered in the ordinary session held on February 6, 2026, the Twentieth Collegiate Circuit Court in Administrative Matters of the First Circuit resolved that the appeal filed was unfounded.
No legal remedy is available to revoke or modify the foregoing determination, and therefore the matter may be considered concluded. The contingency arising from this matter amounts to the tax assessment determined, updated through the date of payment and increased by the corresponding accessories, taking into account that, as a general rule, surcharges are capped at five years.

Nullity Proceedings Against Various Tax Provisions

During 2017 and 2016, Grupo TMM filed Nullity Lawsuits (Juicios de Nulidad) before the Federal Court of Administrative Justice (Tribunal Federal de Justicia Administrativa) against various resolutions issued by the Mexican Tax Administration Service (Servicio de Administración Tributaria, or "SAT") regarding: (i) the disallowance of deductions and alleged underpayment of Value Added Tax (fiscal year 2007); (ii) modifications to the Tax Consolidation Regime with respect to controlled subsidiaries (fiscal year 2005); (iii) deferred income tax arising from tax consolidation (fiscal year 2010); and (iv) the termination of the Tax Consolidation Regime (fiscal year 2013). As of the date of this report, these proceedings remain pending. Grupo TMM and its legal advisors are considering, as part of the legal remedies available against the authority's resolutions, the filing of a direct amparo proceeding (juicio de amparo directo), whose arguments must be submitted for review and resolution to the Collegiate Circuit Court in Administrative Matters of the First Circuit (Tribunal Colegiado de Circuito en Materia Administrativa del Primer Circuito). Furthermore, if the constitutional challenge regarding general legal provisions remains unresolved, the Company may file a petition for review of the direct amparo (recurso de revisión en amparo directo) against the judgment issued by such court, which petition must be submitted to the Mexican Supreme Court of Justice (Suprema Corte de Justicia de la Nación) for review and resolution on the merits. Management, together with its legal advisors, continues to pursue its legal defense strategy and believes that there are legal grounds to obtain a resolution favorable to the Group's interests.

 Other Legal Proceedings

The Company is involved in other legal and administrative proceedings of minor significance arising from its normal course of operations. Although the outcome of these legal proceedings cannot be assured, it is the opinion of the Company's Management that the cases are being litigated and that no individual or combined pending judgment should have an adverse effect that would compromise its financial condition, results of operations or liquidity.

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

Our Shares continue to trade in Mexico on the Mexican Stock Exchange under the ticker symbol TMMA. In the United States, our ADSs, each representing five CPOs, trade on the OTC market under the ticker symbol GTMAY following their delisting from the NYSE on June 12, 2012. Our ADSs continue to be registered under the U.S. Securities Exchange Act of 1934 and are issued and exchanged in New York by The Bank of New York Mellon, which replaced Citibank, N.A. as depositary on December 18, 2009. As of April 21, 2026, of the 174,553,127 outstanding Shares, 15,047,127 were held in the form of ADSs.

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

Audit and Corporate Practices Committee

The Board of Directors of the Company has established an Audit and Corporate Practices  Committee to carry out the audit and corporate practices functions that shall be integrated by at least three independent directors appointed by the Board of Directors, which members are proposed by the Chairman. The foregoing notwithstanding, the Chairman of the Audit and Corporate Practices Committee must be appointed and/or removed from his position exclusively by the General Shareholders’ Meeting and he must always be an independent director. The Chairman of the Audit and Corporate Practices Committee in no event whatsoever may preside over the Board of Directors.

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

At the General Shareholders’ Meeting held on March 16, 2023, the Company’s shareholders agreed to carry out a capital increase for an amount of $151,978, through the issuance of up to 72,370,286 common, no-par value shares representing the share capital of Groupo TMM. Said capital increase was authorized by the CNBV through official letter number 153/5296/2023 dated June 27, 2023, and subscribed in its entirety by the shareholders in the month of October 2023.

As of December 31, 2025, 2024 and 2023, share capital is made up of 174,553,127 shares outstanding, common shares, nominal shares, no-par value shares, and shares with voting rights, which may be owned by persons or investors of Mexican nationality, Mexican company or Mexican companies whose bylaws contain the exclusion clause for foreigners. The shares can be acquired by foreigners under the figure of American Depositary Shares (‘ADS’).

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

The following information includes “forward-looking statements” that involve risk and uncertainties. Actual results could differ from those presented. All information below is presented under IFRS as of December 31, 2025, in pesos.

We are exposed to market risks arising from changes in interest rates, foreign exchange rates, equity prices and commodity prices. We use derivative instruments, on a selective basis, to manage these risks. We do not use derivative instruments for trading or speculative purposes. We maintain and control our treasury operations and overall financial risk through policies approved by senior management and our Board of Directors. See Note 23 to the accompanying Audited Consolidated Financial Statements contained elsewhere herein for additional disclosures about market risk.

Foreign Currency Risk

As of December 31, 2025, the Company's functional currency is the Mexican peso. However, the Company is exposed to foreign exchange risks arising from the interaction between its revenue profile, cost structure and financing arrangements.

A significant portion of the Company's revenues is denominated or referenced in U.S. dollars, while a relevant portion of its operating costs and expenses is denominated in Mexican pesos. Additionally, a significant portion of the Company's debt is denominated in U.S. dollars. Accordingly, fluctuations in the exchange rate between the U.S. dollar and the Mexican peso may affect the Company's financial condition and results of operations.

In certain cases, revenues referenced in U.S. dollars are collected in Mexican pesos at the exchange rate prevailing on the payment date (the FIX exchange rate published by Banco de México), which may give rise to temporary differences between revenue recognition and cash collection, as well as mismatches between operating cash flows and U.S. dollar-denominated financial obligations.

The Company has sought to mitigate its foreign exchange exposure by maintaining a significant portion of its debt denominated in U.S. dollars, which provides a partial natural hedge. As of December 31, 2025, approximately 89.6% of the Company's total debt was denominated in U.S. dollars.

The Company believes that its strategy of maintaining a significant portion of its debt denominated in U.S. dollars contributes to partially mitigating its foreign exchange risk exposure by generating a natural hedge against its revenues denominated or referenced in such currency. However, this strategy does not fully eliminate the risk, primarily due to the existence of cash flows and operating costs denominated in Mexican pesos, as well as potential temporary mismatches arising from the settlement of revenues at the exchange rate prevailing on the payment date.

As a result of the evolution in its revenue structure, financing arrangements and operations, the Company assessed the factors set forth in IAS 21 and concluded that the U.S. dollar more appropriately reflects its primary economic environment. Consequently, effective January 1, 2026, the Company's functional currency will be the U.S. dollar.

The Company does not currently hold financial derivative instruments for foreign exchange hedging purposes; however, it may in the future enter into derivative instruments with the objective of mitigating the impact of exchange rate fluctuations on its operating costs, administrative expenses and financial results.

Should the Company utilize financial derivative instruments, its objective would be to manage specific risks and exposures, and not to enter into such transactions for trading or speculative purposes.

To supplement the foregoing, the following table presents the Company's net monetary position in currencies other than the Mexican peso, which reflects its foreign exchange risk exposure at the close of each period. Such exposure consists primarily of assets and liabilities denominated in U.S. dollars and represents the basis upon which exchange rate fluctuations may impact the Company's financial results.

As of December 31, 2025 and 2024, the Company held assets and liabilities denominated in currencies other than the Mexican peso as follows:

	December 31 (in thousand Pesos)
	2025	2024
Assets	$1,087,416	$830,552
Liabilities	(1,733,092)	(1,123,150)
	$(645,676)	$(292,598)

 Interest Rate Risk

The Company is exposed to risks arising from fluctuations in interest rates, primarily in connection with its financial debt, including bank financings, credit facilities, supplier liabilities and lease obligations. The Company's exposure relates principally to changes in the benchmark rates used to determine the cost of its financing, such as CETES, TIIE, SOFR and, to a lesser extent, the Prime rate. Accordingly, increases in such rates could result in higher financial costs and adversely affect the Company's results of operations and financial condition. In particular, increases in interest rates could negatively impact financial results to the extent that a portion of its debt is contracted at variable rates. Additionally, the Company is exposed to interest rate risk in connection with the refinancing of its debt at maturity, which could entail less favorable conditions in high-rate environments.

The Company continuously monitors the evolution of interest rates as part of its financial management, evaluating financing and refinancing alternatives in accordance with prevailing market conditions.

The following table presents information regarding the Company's debt obligations, including principal cash flows and weighted average interest rates, distributed according to their expected maturity dates. The information is presented in millions of Mexican pesos, which corresponds to the Company's reporting currency as of December 31, 2025.

	Breakdown of Fixed and Variable Rates of Financial Obligations(1)(2)
	Expected Maturity (in millions of pesos)
	2026	2027	2028	2029	Thereafter	Total	Fair Value
Long term Liabilities
Fixed Rate	$185.5	$14.1	$14.3	$11.0	$23.7	$248.6	$248.6
Average Interest Rate	12.35%	7.06%	6.89%	6.89%	6.89%	10.97%		**
Variable Rate	$138.1	$160.0	$164.5	$167.5	$383.5	$1,013.6	$1,013.6
Average Interest Rate	8.87%	—	—	—	—	8.87%		**

(1)	Information as of December 31, 2025.
(2)	Considers debt obligations and liabilities associated with our long-term operating leases.
**	Not applicable

The Company has in the past utilized financial derivative instruments for hedging purposes and may do so in the future; however, as of December 31, 2025, it does not hold any outstanding derivative instruments related to interest rates.

Commodity Price Risk

The Company is exposed to fluctuations in the prices of certain commodities, primarily fuels. The Company purchases diesel and other fuels in the spot market in Mexico, as well as vessel fuel in the United States for certain operations. Accordingly, its operating costs may be affected by fluctuations in international energy prices. The Company continuously monitors fuel price trends as part of its operational and financial management. In the past, it has entered into derivative transactions on fuel and other commodities in order to mitigate its exposure to such risks and may do so again in the future.

Inflation Rate Risk

The Company is exposed to the effects of inflation in Mexico, particularly with respect to costs and expenses denominated in Mexican pesos, including operating costs, services and administrative expenses. An increase in inflation levels could adversely affect the Company's cost structure and, consequently, its results of operations and financial condition. Additionally, sustained increases in inflation could generate cost pressures on key inputs for the Company's operations, as well as affect the general economic environment in which it operates.

The Company continuously monitors inflation trends as part of its financial and operational management, and seeks to mitigate its impact through cost optimization and, where applicable, adjustments to its commercial terms.

Derivative Instruments

As of December 31, 2025, the Company did not hold any outstanding derivative instruments for hedging purposes.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

 Not applicable.

ITEM 12A.	DEBT SECURITIES

Not applicable.

ITEM 12B.	WARRANTS AND RIGHTS

Not applicable.

ITEM 12C.	OTHER SECURITIES

Not applicable.

ITEM 12D.	AMERICAN DEPOSITARY SHARES

The Bank of New York Mellon, the depositary, charges its fees for  the delivery of ADS directly to investors who deposit CPOs or who surrender ADS for withdrawal, or to intermediaries acting on their behalf. The depositary charges fees for making distributions to investors by deducting them from the amounts distributed or by selling a portion of the distributable property to pay the fees. The depositary may charge its annual custody service fee  by making deductions from cash distributions , billing investors directly, or charging participants the book-entry accounts.  Generally, the depositary refuses to provide  services until its fees have been paid.

The following table sets forth the fees and charges that a holder of our ADSs may have to pay, directly or indirectly. For more complete information regarding ADRs, you should read the entire deposit agreement and the form of ADR.

Persons depositing or withdrawing CPOs must pay:		For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	•	Issuance of ADSs, including issuances resulting from a distribution of CPOs or rights or other property
	•	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement is terminated

US$.02 (or less) per ADS	•	Any cash distribution to registered holders of ADSs

US$.02 (or less) per ADSs per calendar year	•	Depositary services

A fee equivalent to the fee that would be payable if securities distributed to holders had been CPOs and had been deposited for issuance of ADSs	•	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to registered holders of ADSs

Registration or transfer fees	•	Transfer and registration of CPOs on the register to or from the name of the depositary or its agent when a holder deposits or withdraws CPOs

Depositary expenses	•	Cable, telex and facsimile transmissions as expressly provided in the deposit agreement
	•	Converting foreign currency to U.S. dollars

Taxes and other governmental charges payable by the depositary or the custodian on any ADSs or CPOs underlying ADSs, for example, stock transfer taxes, stamp duty or withholding taxes	•	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	•	As necessary

Fees Payable by the Depositary

The depositary has agreed to reimburse us for expenses we incur in connection with establishing the ADS facility, including legal fees, fees owed to the prior depositary, investor relations expenses and other cost related to the facility. There are limits on the amount of expenses the depositary will reimburse us, but the amount available for reimbursement  is not necessarily linked to the amount of fees the depositary charges investors. The depositary has also agreed to pay its standard administrative, maintenance and shareholder services for the ADSs. These expenses include mailing and envelopes for sending annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, requerid mailing of  tax forms, stationery, postage, fax and telephone calls, and certain investor relation programs or  promotional services. to develop targeted investor relationships. During the years ended December 31,2023, 2024 and 2025,  we did not receive any reimbursement from the depositary.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See Item 4. “Information on the Company - History and Development of the Company.- Reclassification of Series A and Series L”

ITEM 15.	CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

As of December 31, 2025, the Company carried out an evaluation, under the supervision and with the participation of management, of the effectiveness of its disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Based on this evaluation, management concluded that the Company’s disclosure controls and procedures were not effective due to a material weakness in internal control over financial reporting, specifically related to period-end financial reporting controls due to lack of sufficient internal accounting personnel.

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

(b)	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Securities Exchange Act. In accordance with this responsibility, management conducted an evaluation of the effectiveness of our internal control over financial reporting concluding that was not effective as of December 31, 2025, due to ineffective controls over period end financial reporting, which is considered as a “material weakness”, without this leading to errors or restatements of the Company’s previously issued financial statements and has implemented the following plan:

Remediation Plan

Management has continued with a remediation plan to address this matter, which includes enhancing the accounting and financial reporting team, improving segregation of duties, providing additional training, and implementing expanded monitoring and oversight controls. These actions are designed to remediate the identified weakness and to strengthen the overall control environment.

We remain confident that these improvements will reinforce the reliability of our financial reporting, strengthen our control environment, and allow us to meet all 2026 filing requirements on time.

(c)	Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting.

(d)	Changes in Internal Control Over Financial Reporting.

As required by Rule 13a-15(d) under the Securities Exchange Act, our management, including our Chief Executive Officer and our Chief Financial Officer, conducted an evaluation of our internal control over financial reporting as of December 31, 2025, to determine whether any change occurred during the period covered since the last report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Based on this evaluation, it has been determined that changes have been made during the period covered by this annual report to improve internal control over financial reporting, such as the hiring of accounting personnel with experience and technical capacity, as well as the review and updating of accounting policies; however, these actions and others, such as the review and updating of internal processes and controls, are still in the process of being implemented, that have affected, or are reasonably likely to affect positively, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors of Grupo TMM maintains an Audit and Corporate Practices Committee which is comprised of three independent directors, each of whom has significant experience in analyzing and evaluating financial reports and an understanding of internal controls and procedures for financial reporting. On April 29, 2025, the General Assembly of Shareholders appointed as independent director Mr. Francisco Javier García-Sabaté Palazuelos, who is considered a financial expert in accordance with the standards described in Section 407 of the Sarbanes Oxley Act of 2002.

ITEM 16B.	CODE OF ETHICS

Grupo TMM has adopted a code of ethical conduct entitled, “Code of Ethics,” covering all its officers, including its principal executive officer, principal financial officer and principal accounting officer, and all of its employees. Compliance with the Code of Ethics is overseen by the Ethics Committee, reinforcing a culture of integrity within the organization and supporting the evaluation of reporting mechanisms and the management of potential ethical violations

We will provide a copy of the Company’s Code of Ethics free of charge upon written request sent to Grupo TMM, Convento Acolman 58-B, Jardines de Santa Mónica, 54050, México, Attn: Human Resources.

We did not grant any waivers to any provision of our Code of Ethics to any officer, employee or member of the Audit or Corporate Practices Committee during the Company’s fiscal year ended December 31, 2025.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table reflects our principal accounting fees and services for the years 2025 and 2024:

GRUPO TMM, S. A. B.
Summary of Auditors’ Payments
(In thousands of Pesos)
	As of December 31,
	2025	2024
Audit Fees(a)	$6,226.0	$5,930.0

(a)
“Audit Fees” means the aggregate fees billed for professional services rendered by our independent registered public accountant for the audit of our Annual Financial Statements, the Annual Report filed with the SEC and review of our SEC filings.

The Company’s Audit Committee pre-approves all fees for the services provided by the independent auditors, including the fees for 2024 and 2025, in accordance with the Company’s policies and procedures.

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

Risk Management, Strategy and Governance

In 2025, Grupo TMM maintained a comprehensive cybersecurity approach aimed at ensuring the confidentiality, integrity and availability of its systems and critical information, as an essential component of its risk management strategy and operational resilience.

Our strategy is supported by a hybrid and cloud-based technology infrastructure, backed by world-class strategic partners such as Amazon Web Services, Microsoft Corporation and Fortinet, under a shared responsibility model that combines robust internal controls with internationally certified platforms.

Comprehensive Cyber Risk Management Framework

Grupo TMM maintains a comprehensive cybersecurity framework focused on the identification, assessment and mitigation of material risks that could affect its operations, strategic information and digital assets. This framework includes:

•	Capabilities for prevention and reduction of the attack surface
•	Continuous monitoring of security events
•	Early threat detection
•	Automated incident response
•	Comprehensive logging and traceability of events

Through this approach, access controls, network segmentation, endpoint protection, identity management and centralized monitoring of security events are strengthened, enabling operational continuity across hybrid and cloud environments.

The incident response protocol includes classification by level of criticality, timely activation of containment and mitigation measures, and comprehensive documentation within the internal help desk platform, facilitating root cause analysis, continuous improvement and regulatory compliance.

In high-severity scenarios, the Information Technology (“IT”) area is authorized to implement preventive measures, including the controlled suspension of operations, when necessary to protect critical assets and minimize impacts.

Critical Infrastructure and Cloud Services

ERP Platform. The Group’s ERP system (SAP S/4HANA) is hosted on Amazon Web Services (AWS), which provides:

•	Network firewalls and perimeter protection
•	Automated mitigation against DDoS attacks through AWS Shield Standard
•	Identity and access management (IAM) with multi-factor authentication (MFA)
•	Encryption of data in transit and at rest
•	Monitoring and auditing through AWS CloudTrail
•	Vulnerability management
•	Daily backups
•	Advanced threat detection capabilities

AWS Shield Standard provides continuous defense against distributed denial-of-service (DDoS) attacks at Layers 3 (Network) and 4 (Transport) of the OSI model, contributing to the availability and stability of the technology infrastructure.

Corporate Communications. Organizational communications are supported by Microsoft 365, a platform by Microsoft Corporation that integrates:

•	Advanced threat protection
•	Data encryption
•	Data loss prevention (DLP)
•	Multi-factor authentication (MFA)

In emergency or high-priority situations, incidents may be escalated directly to AWS for matters related to critical infrastructure and ERP systems, or to Microsoft for matters related to the collaboration platform, in accordance with established protocols.

Security in Hybrid Environments

During 2025, the IT area strengthened its security model to address a hybrid and distributed work environment. Key capabilities implemented and enhanced include:

1.	Active protection inside and outside the office
2.	Preventive web filtering
3.	Automated configuration standardization
4.	Simplified management of work profiles
5.	Early detection of anomalous behavior
6.	Real-time digital asset inventory
7.	Automated enforcement of compliance policies
8.	Remote diagnostics of device status
9.	Preventive monitoring of operational health
10.	Enhanced identity verification and access control

Security updates, patches and antivirus solutions are deployed automatically, reducing risk exposure and strengthening operational resilience.

Cybersecurity Culture and Preventive Management

Ongoing training and awareness are essential components of Grupo TMM’s cybersecurity approach. Through continuous communication and training programs, a preventive and responsible use of digital tools is promoted.

During 2025, preventive controls and early detection mechanisms enabled the containment of attempts related to common digital threats, such as phishing, credential compromise, business email compromise and malware distribution. None of the detected attempts resulted in the compromise of critical assets or sensitive information. Each event was documented and managed in accordance with internal protocols, strengthening organizational learning and continuous improvement.

Certifications and Compliance

The Group’s strategic providers maintain internationally recognized information security certifications, including ISO 27001, ISO 27017 and ISO 27018, as well as SOC 1 and SOC 2 Type II reports. This certified environment enhances the reliability and resilience of the technology infrastructure supporting Grupo TMM’s critical operations and contributes to mitigating material technology risks.

Governance and Oversight

The Chief Information Officer (“CIO”) leads Grupo TMM’s cybersecurity strategy and ensures alignment with industry best practices and the Company’s overall corporate strategy. The IT team reports continuously to the CIO on relevant threats and security events. In the event of high-priority incidents, the CIO reports to the Chief Executive Officer, the Chief Financial Officer and the Board of Directors in the corresponding sessions.

While Grupo TMM does not have a specific Board committee or subcommittee dedicated exclusively to cybersecurity risk oversight, such risks fall within the scope of the Corporate Governance Committee, which oversees the comprehensive management of the Group’s strategic, operational and technological risks. In this context, cybersecurity is treated as a cross-functional strategic risk, subject to review within the overall internal control and enterprise risk management framework.

ESG Approach and Digital Resilience

The strategic availability of reliable information, continuous employee training and technology governance are integral components of Grupo TMM’s ESG approach, strengthening operational resilience, responsible risk management and long-term sustainability.

Our cybersecurity strategy continues to evolve to anticipate and mitigate emerging threats, fostering a secure digital environment that protects the Group’s assets, preserves business continuity and safeguards the information of our stakeholders.

ESG Approach and Digital Resilience

The strategic availability of reliable information, continuous employee training and technology governance are integral components of Grupo TMM’s ESG approach, strengthening operational resilience, responsible risk management and long-term sustainability.

Our cybersecurity strategy continues to evolve to anticipate and mitigate emerging threats, fostering a secure digital environment that protects the Group’s assets, preserves business continuity and safeguards the information of our stakeholders.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable

ITEM 18.	FINANCIAL STATEMENTS

The following consolidated financial statements are filed as part of this Annual Report on Form 20-F.

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

GRUPO TMM, S.A.B.
		By:	/s/ Verónica Tego Sánchez
Verónica Tego Sánchez
Chief Financial Officer

Date:	September 4, 2026

Consolidated Financial Statements and Report of Independent Registered Public Accounting Firm

Grupo TMM, S.A.B. and Subsidiaries

December 31, 2025 and 2024

Salles, Sainz – Grant Thornton, S.C. Periférico Sur 4338 Col. Jardines del Pedregal 04500, Mexico City www.grantthornton.mx

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of

Grupo TMM, S.A.B.

Opinion on the financial statements
We have audited the accompanying consolidated statements of financial position of Grupo TMM, S.A.B. and subsidiaries (‘Grupo TMM’ or the ‘Company’) as of December 31, 2025 and 2024, the related consolidated statements of profit or loss, comprehensive income, changes in stockholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the ‘consolidated financial statements’). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Grupo TMM as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

Basis for opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical audit matters
The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment of long-lived assets
As described further in Note 11 to the consolidated financial statements, the value of Grupo TMM’s long-lived assets, including intangible assets with indefinite useful lives (trademark), amounts to $2,930,702 (thousands of pesos) and represents 64% of the total assets. In accordance with IFRS Accounting Standards, Grupo TMM is required to perform impairment tests annually or more frequently if events or changes in circumstances indicate a possible impairment.

An impairment loss is recognized for the amount by which the carrying amount of the cash-generating unit exceeds its recoverable amount, which is the higher of fair value less costs to sell and value in use. To determine the value in use, Management estimates the expected future cash flows of each cash-generating unit and determines an appropriate interest rate to discount those cash flows.

The principal considerations for our determination that impairment of long-lived assets is a critical audit matter are due to the importance of long-lived assets in relation to the consolidated financial statements and the complexity of accounting requirements for determining the recoverable amount and the high degree of uncertainty in the data and assumptions used.

Our audit procedures related to impairment of long-lived assets included the following, among others:

•	we evaluated the appropriate identification of the cash-generating units of the Company;

3
•	we engaged an independent valuation expert to assist us in understanding and validating the assumptions, methodologies, and data used by the Company, in particular:

-	the projections of future cash flows for each of the cash-generating units;
-	the reasonableness of the growth rates used compared to the Company’s historical growth rates and industry averages; and
-	the appropriate determination of the discount rate, including the reasonableness of the data used by the Company.

•	we validated the appropriate determination, if applicable, of any impairment loss and its appropriate accounting recognition; and

•	we verified compliance with disclosures regarding accounting policies and aspects related to the impairment of long-lived assets.

Loss of control of subsidiaries
As described further in Note Y to the consolidated financial statements, as of October 1, 2025, the Company lost control of two subsidiaries that belonged to the Warehousing Division. This loss of control mainly comes from corporate agreements through which the Company gives a minority shareholder the right to direct the relevant activities that directly affect the returns they are entitled to or exposed to.

Based on the loss of control, the Company stopped consolidating the assets and liabilities, as well as the income and expenses of those subsidiaries, recognizing the balance of the equity investment retained at $52,000 (thousands of pesos) and a gain in profit or loss of $202,443 (thousands of pesos).

The principal considerations for our determination that the loss of control of subsidiaries is a critical audit matter are due to the significant judgment involved in the control assessment carried out by the Company and the financial effects generated by the deconsolidation of these subsidiaries.

Our audit procedures related to the loss of control of subsidiaries included the following, among others:

•	we reviewed corporate documents related to the nature and rights of shares and the bylaws;

•	we verified the existence of corporate agreements that grant rights among shareholders;

•	we identified the relevant activities that significantly affect the returns to which shareholders are entitled or exposed;

•	we reviewed and analyzed the documentation and other elements that indicate who directs the relevant activities;

4
•	we analyzed and concluded on who:

-	exercises power over the subsidiaries,
-	has the right or is exposed to returns from the subsidiaries due to their involvement, and
-	has the ability to use that power to influence the subsidiaries’ returns.

•	we validated that accounting recognition of this transaction was in accordance with relevant accounting requirements; and

•	we verified compliance with disclosures on accounting policies and aspects related to losing control of subsidiaries.

We have served as the Company’s auditor since 2005.
s/ Salles, Sanz Grant Thornton, S.C.
Auditor Firm ID number: 1245
Mexico City, Mexico
September 7, 2026

Grupo TMM, S.A.B. and Subsidiaries	5
Consolidated statements of financial position
As at December 31, 2025 and 2024
(Amounts in thousands of pesos, except number of shares)

	2025	2024
Assets
Current
Cash and cash equivalents (Note 5)	$494,599	$207,110
Restricted cash (Note 5)	257,415	-
Trade receivables, net (Note 6)	540,586	696,841
Other accounts receivable (Note 7)	148,841	210,841
Related parties (Note 13)	70,969	74,187
Materials and supplies	29,935	33,587
Prepaid expenses	59,001	163,649
Total current assets	1,601,346	1,386,215

Non-current
Other accounts receivable non-current (Note 7)	-	63,019
Property and operating equipment, net (Note 8)	2,732,539	2,271,299
Right-of-use assets, net (Note 9)	45,306	67,205
Intangible assets (Note 10)	152,857	156,458
Other non-current assets	75,368	47,716
Total non-current assets	3,006,070	2,605,697
Total assets	$4,607,416	$3,991,912

Liabilities
Short-term
Short-term portion of the financial debt (Note 12)	$162,029	$102,388
Trade payables	316,025	356,200
Accounts payable and accrued expenses (Note 14)	390,332	588,471
Related parties (Note 13)	192,045	172,409
Short-term leases liabilities (Note 9)	4,504	22,419
Total short-term liabilities	1,064,935	1,241,887

Long-term
Long-term portion of the financial debt (Note 12)	896,879	374,660
Long-term lease liabilities (Note 9)	41,701	60,183
Employee benefits (Note 21)	65,632	74,682
Deferred income tax (Note 19)	120,300	132,060
Total long-term liabilities	1,124,512	641,585
Total liabilities	2,189,447	1,883,472

Stockholders’ equity (Note 15):
Share capital	2,368,711	2,368,711
Treasury shares	(46,805)	(46,805)
Accumulated results	(602,139)	(939,418)
Other components of equity	669,559	697,089
Controlling interest	2,389,326	2,079,577
Non-controlling interest	28,643	28,863
Total stockholders’ equity	2,417,969	2,108,440
Total liabilities and stockholders’ equity	$4,607,416	$3,991,912

The accompanying notes an integral part of these consolidated statements of financial position.

Grupo TMM, S.A.B. and Subsidiaries	6
Consolidated statements of profit or loss
For the years ended December 31, 2025, 2024 and 2023
(Amounts in thousands of pesos, except per share amounts and number of shares)

	2025	2024	2023

Revenues (Note 16)	$1,908,646	$1,753,576	$1,218,647

Costs and expenses:
Salaries, wages and employee benefits (Note 21)	331,714	314,931	274,954
Leases of properties and equipment (Note 9)	756,269	813,819	531,468
Operative and administrative services	286,352	256,048	217,596
Fuel, materials and supplies	87,219	99,473	81,827
Depreciation, amortization and loss from revaluation	104,733	95,231	125,122
Other costs, expenses and income, net (Note 17)	41,463	(38,600)	(49,011)
	1,607,750	1,540,902	1,181,956
Profit before other income	300,896	212,674	36,691

Financing cost:
Interest income	5,673	2,272	2,049
Interest expense and other financial costs (Note 18)	(130,927)	(48,128)	(63,066)
Exchange gain (loss), net	135,861	(52,023)	19,584
	10,607	(97,879)	(41,433)
Profit (loss) before taxes	311,503	114,795	(4,742)

Income tax (expense) benefit (Note 19)	(2,011)	-	20,200
Net income for the year	$309,492	$114,795	$15,458

Attributable to:
Non-controlling interest	(220)	309	(4,733)
Controlling interest	309,712	114,486	20,191
	$309,492	$114,795	$15,458

Earnings per share (Note 22)
Earnings per share for the year	$1.774	$0.656	$0.169

Weighted average number of shares for the year	174,553,127	174,553,127	119,433,910

The accompanying notes are an integral part of these consolidated financial statements.

Grupo TMM, S.A.B. and Subsidiaries	7
Consolidated statements of comprehensive income
For the years ended December 31, 2025, 2024 and 2023
(Amounts in thousands of pesos)

	2025	2024	2023

Net income for the year	$309,492	$114,795	$15,458

Other comprehensive income:
Items that will not be subsequently reclassified to profit or loss
Actuarial gains, net (Note 21)	52	4,551	8,453
Revaluation surplus (Note 23)	-	22,974	-
Income tax on other comprehensive income	(15)	(8,257)	(2,536)
Total of other comprehensive income for the year	37	19,268	5,917
Comprehensive income for the year	$309,529	$134,063	$21,375

Attributable to:
Non-controlling interest	(220)	309	(4,733)
Controlling interest	309,749	133,754	26,108
	$309,529	$134,063	$21,375

The accompanying notes are an integral part of these consolidated financial statements.

Grupo TMM, S.A.B. and Subsidiaries	8
Consolidated statements of changes in stockholders’ equity
For the years ended December 31, 2025, 2024 and 2023
(Amounts in thousands of pesos, except number of shares)

	Number of outstanding common shares	Share capital	Treasury shares	Accumulated results	Other components of equity	Subtotal	Non controlling interest	Total stockholders’ equity

Balances as of December 31, 2022	102,182,841	$2,216,733	$(46,805)	$(1,131,283)	$729,092	$1,767,737	$33,287	$1,801,024

Capital increase (Note 15)	72,370,286	151,978	-	-	-	151,978	-	151,978
Recycling of surplus from property revaluation	-	-	-	29,158	(29,158)	-	-	-
Net income for the year	-	-	-	20,191	-	20,191	(4,733)	15,458
Other comprehensive income	-	-	-	-	5,917	5,917	-	5,917
Comprehensive income for the year						26,108	(4,733)	21,375
Balances as of December 31, 2023	174,553,127	2,368,711	(46,805)	(1,081,934)	705,851	1,945,823	28,554	1,974,377

Recycling of surplus from property revaluation	-	-	-	28,030	(28,030)	-	-	-
Net income for the year	-	-	-	114,486	-	114,486	309	114,795
Other comprehensive income	-	-	-	-	19,268	19,268	-	19,268
Comprehensive income for the year						133,754	309	134,063
Balances as of December 31, 2024	174,553,127	2,368,711	(46,805)	(939,418)	697,089	2,079,577	28,863	2,108,440

Recycling of surplus from property revaluation	-	-	-	27,567	(27,567)	-	-	-
Net income for the year	-	-	-	309,712	-	309,712	(220)	309,492
Other comprehensive income	-	-	-	-	37	37	-	37
Comprehensive income for the year						309,749	(220)	309,529
Balances as of December 31, 2025	174,553,127	$2,368,711	$(46,805)	$(602,139)	$669,559	$2,389,326	$28,643	$2,417,969

The accompanying notes are an integral part of these consolidated financial statements.

Grupo TMM, S.A.B. and Subsidiaries	9
Consolidated statements of cash flows
For the years ended December 31, 2025, 2024 and 2023
(Amounts in thousands of pesos)

	2025	2024	2023

Cash flows from operating activities:

Profit (loss) before taxes	$311,503	$114,795	$(4,742)

Non-cash adjustments:
Depreciation, amortization and loss from revaluation	104,733	95,231	125,122
Other amortizations	9,603	7,405	8,736
Gain from the disposal of operating equipment, net	-	(10,042)	-
Gain from the sale of subsidiaries	-	-	(3,676)
Interest expense	125,323	44,735	54,484
Interest income	(5,673)	(2,272)	(2,049)
Unrealized exchange (gain) loss, net	(127,687)	11,047	5,267
Gain on loss of control of subsidiaries	(204,443)	-	-
Impairment of materials and supplies	-	23,531	-
Write-off of projects	36,706	-	-

Changes in assets and liabilities:
Trade receivables	122,431	(389,088)	132,106
Other accounts receivable and related parties	116,375	156,906	70,994
Materials and supplies	3,652	(13,613)	7,756
Prepaid expenses	104,648	(18,949)	(28,844)
Other non-current assets	8,490	12,929	(20,514)
Restricted cash	(257,415)	1,665	394
Accounts payable and accrued expenses	(25,507)	208,998	(248,790)
Employee benefits	22,843	(2,708)	(7,262)
Total adjustments	34,079	125,775	93,724
Cash from operating activities	345,582	240,570	88,982

Cash from investing activities:
Proceeds from sale of operating equipment	263	13,165	-
Acquisition of operating equipment	(691,640)	(469,460)	(131,345)
Proceeds from the sale subsidiaries	-	-	10,000
Interest received	5,673	2,272	2,049
Cash used in investing activities	(685,704)	(454,023)	(119,296)

Cash flow from financing activities:
Share capital increase	-	-	151,978
Cash received from financial debt	835,446	412,349	28,068
Payments of debt to related parties	-	-	(18,584)
Payments of debt	(102,190)	(25,614)	(24,027)
Lease payments	(11,070)	(67,204)	(78,437)
Interest paid	(65,775)	(4,784)	(8,360)
Cash from financing activities	656,411	314,747	50,638

Exchange effect on cash	(28,800)	7,437	(16,678)
Increase in cash and cash equivalents	287,489	108,731	3,646
Cash and cash equivalents, beginning of year	207,110	98,379	94,733
Cash and cash equivalents, end of year	$494,599	$207,110	$98,379

Supplementary information:
Income tax paid	$2,452	$8,674	$4,452

The accompanying notes are an integral part of these consolidated financial statements.

Grupo TMM, S.A.B. and Subsidiaries	10

Notes to the consolidated financial statements
December 31, 2025 and 2024
(Amounts in thousands of pesos, except number of shares and where otherwise indicated)

1	General information and nature of operations

Main activity

Grupo TMM, S.A.B. and subsidiaries (‘Grupo TMM’ or the ‘Company’) is a Mexican company whose principal activity is providing multimodal transport and logistics services to premium customers throughout Mexico. Company’s shares are listed and are traded in the form of ordinary participation certificates (‘CPOs’) on the Mexican Stock Exchange under the ticker symbol ‘TMM A’, and in the form of American Depositary Shares (‘ADSs’) on the New York Stock Exchange on the OTC market.

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

•
Warehousing division: includes bonded warehouse operations and management. As of October 1, 2025, Grupo TMM lost control of the subsidiaries of this division. See description of loss of control in this same Note 1.

Grupo TMM, S.A.B. and Subsidiaries	11
Structure of Grupo TMM

At December 31, 2025 and 2024, Grupo TMM holds the percentage of equity interest in various subsidiaries, the most significant are as follows:

	% of ownership
	2025	2024
Maritime
Transportación Marítima Mexicana, S.A. de C.V.	100%	100%
Administradora Marítima TMM, S.A.P.I. de C.V.	100%	100%
TMM Parcel Tankers, S.A. de C.V.	100%	100%

Maritime infrastructure
Inmobiliaria Dos Naciones, S. de R.L. de C.V.	100%	100%

Logistics, ports and terminals
TMM Logistics, S.A. de C.V.	100%	100%
Autotransportación y Distribución Logística, S.A. de C.V.	100%	100%
Prestadora de Servicios MTR, S.A. de C.V.	100%	100%
Bimonte, S.A. de C.V.	100%	100%
Caoba Energía, S. de R.L. de C.V.	100%	100%
Services & Solutions Optimus, S. de R.L de C.V.	100%	100%
Servicios Administrativos API Acapulco, S.A. de C.V.	51%	51%
Administración Portuaria Integral de Acapulco, S.A. de C.V.	51%	51%

Personnel services
Mexschiff Operación de Personal, S.A.P.I. de C.V.	100%	100%
Omexmar Operadora Mexicana Marítima, S.A.P.I. de C.V.	100%	100%
Perhafen Services Marítimos, S.A.P.I. de C.V.	100%	100%
TMM Dirección Corporativa, S.A.P.I. de C.V.	100%	100%
Perjomar Operadora, S.A.P.I. de C.V.	100%	100%

Property leasing
Inmobiliaria TMM, S.A. de C.V.	100%	100%

The Company’s subsidiaries are incorporated in Mexico, where most of their activities take place.

Non-controlling interest in subsidiaries

Grupo TMM holds an equity interest in the subsidiaries Administración Portuaria Integral de Acapulco, S.A. de C.V. (API Acapulco) and Servicios Administrativos API Acapulco, S.A. de C.V., for which there is non-controlling interest; the associated effect on the Company’s consolidated financial statements is considered immaterial. These companies are established and conduct their activities in Mexico, as of December 31, 2025 and 2024, these companies no longer have operations since the concession to operate API Acapulco was not renewed.

Grupo TMM, S.A.B. and Subsidiaries	12
Loss of control of Almacenadora de Depósito Moderno, S.A. de C.V. (ADEMSA) and Saricogui Logística, S.A.P.I. de C.V. (Saricogui)

As of December 31, 2025, the Company holds a 99% equity interest in ADEMSA and Saricogui, both of which were part of the Warehousing Division. As of December 31, 2024, the Company held 100% equity in such entities.

The warehousing business overtime has become a small division for Grupo TMM, representing approximately 3% for the nine-month period ending September 30, 2025 and 8% and 12% for the years ended December 31, 2024 and 2023, of the consolidated revenues. Grupo TMM’s business strategy is to focus on Maritime and Maritime infrastructure divisions; therefore, the sale of the warehousing division has been considered as an option to generate additional cash flow from the sale while it allows Management to dedicate efforts and resources to those significant divisions.

In relation to the above, Grupo TMM signed a letter of intent with the third-party specialized in the warehousing and logistics business, in which the latter expresses their interest in acquiring all the shares representing the subsidiaries’ capital stock at a price of $40,000, payable in several installments. As of December 31, 2025, the advances received amount to $16,700 and are reported under ‘Accounts payable and accrued expenses’. The conclusion of the sale is subject to meeting certain requirements and obtaining authorization from the relevant regulatory entities and is expected to happen in the following years. Due to the characteristics of this transaction, it does not fall within the natures of assets held for sale nor discontinued operations according to the related IFRS standards.

With the purpose of facilitating the conclusion of this sale, Grupo TMM and the third-party signed corporate agreements that granted 1% of capital stock of ADEMSA and Saricogui to the third party along with the rights to name the majority of the Board of Directors, these agreements are executable and non-cancelable within a 5-year period, during which the sale is expected to be completed; also the above considered that installments received by Grupo TMM for the sale are equivalent to a 42% of the total capital stock of warehousing business. These agreements granted to the third party the right to direct the relevant activities (definition of the business plan, determination of services to be provided and relationships with customers and suppliers, approval of financing and other significant transactions) that directly affect the variable returns to which shareholders are entitled or are exposed and without limitation to exercise such rights, such rights were fully exercised by the third party. Therefore, as of October 1, 2025 the Company concluded they have lost control of ADEMSA and Saricogui.

As of the date of the loss of control, the Company stopped consolidating the assets and liabilities, as well as the income and expenses of ADEMSA and Saricogui; on that date, it recognized the amount of the retained equity investment of $52,000, which is presented under “Other non-current assets” line item and a gain of $204,443, which was recognized under “Other costs, expense and income, net” line item (see Note 17) due to the negative carrying value of these subsidiaries at the date of loss of control in the amount of $152,443. The fair value was determined under Level 2 fair value hierarchy and market approach, considering inputs other than quoted prices included within Level 1 that are directly observable for the asset; the difference between the fair value of this equity investment and the price set in the letter of intent is because the mentioned price comes from a private negotiation considering other benefits such as advances received and other business factors, while the fair value is determined from the market participants’ perspective.

Grupo TMM, S.A.B. and Subsidiaries	13
2	Statement of compliance with IFRS and going concern assumption

Grupo TMM’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). They have been prepared under the assumption the Company operates on a going concern basis, which assumes the Company will be able to discharge its liabilities as they fall due. In confirming the validity of the going concern basis of preparation, the Company has considered the following specific factors:

•
the Company has generated net income for the last two years presented, with a significant increase in 2025 in which it obtained a net income of $309,492; likewise, its current assets exceed short-term liabilities by $536,411;

•	the Company generated cash flows from operating activities in the current year of $345,582, and an increase in cash and cash equivalents in that same period of $287,489;

•
as of December 31, 2025 the Company has short-term and long-term contracts with various clients. Additionally, it is in the process of negotiating the renewal of certain contracts reaching their termination;

•
starting in 2025, the Company participates in the program called ‘ONIX’ (see Note 6), through which PEMEX manages payments to suppliers related to services provided in the year 2025, which allows a faster recovery of its accounts receivable from PEMEX, which as of December 31, 2025 amounted $756.3 million pesos; and

•	finally, Management prepares an annual budget and a 5 year strategic plan, including an assessment of cash flow requirements, under periodic monitoring of its compliance.

During 2025, the Company progressed in consolidating its operating model, highlighting the optimization of asset utilization, the strengthening of its maritime fleet through the incorporation of assets previously operated under short-term lease conditions, as well as the commissioning of strategic assets such as the new floating dock. Likewise, these advances have contributed to strengthening its operational performance.

By 2026, the Company will maintain its focus on operational efficiency in the logistics segment and on evaluating opportunities related to its strategically located assets in Tuxpan, Veracruz. Likewise, it will continue focusing on optimizing the utilization of its fleet, diversifying its services and customer base, particularly in bulk cargo and hydrocarbon transportation, as well as leveraging its installed capacity in maritime infrastructure, including the new floating dock, and evaluating alternatives to expand its operational capacity.

With a transversal approach, the Company will maintain a disciplined focus on cost control, optimization of its operating structure, and cash flow generation.

Additionally, the Company has begun the implementation of sustainability initiatives, in line with the applicable regulatory provisions in Mexico, which are in an initial stage of evaluation and development, as well as the strengthening of its information technology capabilities.

Based on these factors, Management reasonably expects that the Group has and will have appropriate resources to continue operating in the foreseeable future.

Grupo TMM, S.A.B. and Subsidiaries	14
3	Changes in accounting policies

New Standards adopted as of January 1, 2025

Certain amendments to the existing standards became effective on January 1, 2025, which were not applicable or had no effect on the Company’s consolidated financial position or consolidated results; therefore specific disclosures have not been made.

Standards, amendments and interpretations to existing standards that are not yet effective and have not been adopted early by the Group
At the date of authorization of these consolidated financial statements, several new, but not yet effective, Standards and amendments to existing Standards have been published by the IASB. The standards and amendments applicable to the Company that have not yet come into effect and have not been adopted early are:
•	Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 7 and IFRS 9)

•	Annual amendments to IFRS (Volume 11)

•	IFRS 18 ‘Presentation and Disclosure in Financial Statements’

•	IFRS 19 ‘Subsidiaries without Public Accountability: Disclosures’

Management anticipates that all relevant pronouncements will be adopted for the first period beginning on or after the effective date of the pronouncement. Except for IFRS 18 ‘Presentation and Disclosure in Financial Statements’ (IFRS 18), which is mentioned below, the remaining new standards and amendments not adopted in the current year or mentioned are not expected to have a material impact on the Company’s consolidated financial statements.

In April 2024, the IASB issued IFRS 18, which replaces IAS 1 ‘Presentation of Financial Statements’. Although IFRS 18 includes many of the requirements of IAS 1, it introduces new requirements to better structure financial statements and to provide more detailed and useful information to investors, including:
•	two new subtotals defined in the statement of profit or loss, namely (1) operating profit and (2) profit or loss before financing and income taxes;

•	the classification of all income and expenses within the statement of profit or loss in one of five categories;

•	a new requirement to disclose performance measures defined by management, and

•	an improvement in the principles related to the aggregation and disaggregation of information in the financial statements and accompanying notes.

Some of the disclosure requirements previously contained in IAS 1 have been transferred to IAS 8 without any material changes. This applies in particular to disclosures on accounting policies and sources of estimation uncertainty. As a result of these changes, IAS 8 will be renamed ‘Basis of Preparation of Financial Statements’.

Grupo TMM, S.A.B. and Subsidiaries	15
The publication of IFRS 18 also results in consequential amendments to other IFRS Accounting Standards, including IAS 7.

IFRS 18 is effective for annual periods beginning on or after January 1, 2027, with earlier application permitted. IFRS 18 will be applied retrospectively with specific transitional provisions.

The Company is currently working to identify all of the impacts that IFRS 18 will have on the primary consolidated financial statements and related notes.

4	Summary of significant accounting policies

The most significant accounting policies are summarized as follows:

4.1	Basis of preparation

The Company’s consolidated financial statements have been prepared on an accrual basis and under the historical cost convention except for the revaluation of properties. Monetary amounts are expressed in Mexican pesos and are rounded to the nearest thousands, except when otherwise indicated.

4.2	Basis of consolidation

The consolidated financial statements include the accounts of Grupo TMM and those of its subsidiaries. Grupo TMM controls a subsidiary when it is exposed, or has rights, to variable returns resulting from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary. All subsidiaries have the reporting date of ‘December 31’, for all years reported.

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

Grupo TMM, S.A.B. and Subsidiaries	16
The Company maintains a process of analyzing and identifying significant risks related to climate change that could adversely and materially affect its consolidated financial statements. As of December 31, 2025, and at the date of issuance of the consolidated financial statements, the Company has not identified related to climate change that could materially affect its operations or financial structure; nor are there any factors indicating the need for the recognition of provisions or conditions that could modify the carrying amount of assets and liabilities, both financial and non-financial. Notwithstanding the foregoing, the Company continues to evaluate and implement initiatives aimed at improving the energy efficiency of its operations and strengthening its capacity to adapt to transitional risks, including the analysis of self-supply energy schemes at certain facilities using renewable sources, as well as the operation of vessels with diesel-electric propulsion systems, which allow for optimizing fuel consumption and contribute to the reduction of emissions in its operations.

Assumptions could change in response to future environmental regulations, new commitments and changes in customer demand, particularly from Petroleos Mexicanos (PEMEX) which is one the most important companies in Mexico and one of the largest in Latin America dedicated to the exploration, production, industrial processing/refining, logistics and marketing of hydrocarbons and derivatives. If these changes are not anticipated, they could impact the Company’s future cash flows, results of operations and financial position.

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

The Company presents within current assets the cash and cash equivalents that have some restriction, by virtue of the fact that it expires within 12 months following the reporting date.

Grupo TMM, S.A.B. and Subsidiaries	17
4.6	Materials and supplies

Materials and supplies, consisting mainly of fuel and items for the maintenance of property and equipment and repair of containers of the logistics, ports and terminals business and are valued at average cost and acquisition value, respectively.

4.7	Prepaid expenses

Represent prepaid expenses for services that will be received in the future and are amortized in the period when those services are received.

4.8	Property and operating equipment

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

Operating equipment

Operating equipment is stated at construction or acquisition cost, including any cost directly attributable to bringing the assets to the location and condition necessary for them to be capable of operating in the manner intended by Grupo TMM’s Management. Depreciation of equipment is computed using the straight-line method based on the useful lives of the assets net of the estimated residual value. The estimated useful life of equipment is as follows:

Grupo TMM, S.A.B. and Subsidiaries	18
Estimated useful life in years
Building and facilities	20 and 25
Vessels	25
Floating dock	30
Maritime and transportation equipment	4, 5 and 10
Major repairs of vessels	2.5
Other equipment	Various

Recurring maintenance and repair expenditures are charged to operating expenses as incurred. Major repairs to are capitalized and amortized over the period in which benefits are expected to be received. The material residual values and the estimated useful life are adjusted as necessary, at least once a year.

Gains or losses from the disposal of property and equipment are determined as differences between the disposal proceeds and the carrying amount of the assets and are recognized in profit or loss as part of ‘Other, costs, expenses and income, net’, accordingly.

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

The Company as lessee

The Company makes use of leasing arrangements principally of warehouse, courtyards and corporate building. The rental contracts for facilities are typically negotiated for terms of between 1 and 5 years and some of these have extension terms. The Company does not enter into sale and leaseback arrangements. All the leases are negotiated on an individual basis and contain a wide variety of different terms and conditions.

The Company assesses whether a contract is or contains a lease at inception of the contract. A lease conveys the right to direct the use and obtain substantially all of the economic benefits of an identified asset for a period of time in exchange for consideration.

Grupo TMM, S.A.B. and Subsidiaries	19
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

The lease liability is reassessed when there is a change in the lease payments or changes in lease payments arise from a change in the lease term. The revised lease payments are discounted using the Company’s incremental borrowing rate at the date of reassessment when the rate implicit in the lease cannot be readily determined. The amount of the remeasurement of the lease liability is reflected as an adjustment to the carrying amount of the right-of-use asset.

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

Grupo TMM, S.A.B. and Subsidiaries	20
4.10	Intangible assets

Recognition of intangible assets

Software

Software licenses acquired are capitalized on the basis of costs incurred to acquire and install the specific software.

Trademark

The trademark acquired in a business combination that qualifies for separate recognition is considered an intangible asset and is recorded at its fair value.

Subsequent measuring

All finite-lived intangible assets are accounted for using the cost model by which the acquisition cost is amortized using the straight-line method throughout their estimated useful lives, which corresponds to the term of the licenses. The trademark is considered an intangible asset with an indefinite life; therefore, it is subject to impairment tests annually as described in Note 11.

The amortization is included in the consolidated statements of profit or loss as part of ‘Depreciation, amortization and loss from revaluation’.

4.11	Impairment testing of long-lived assets

For impairment assessment purposes, assets are grouped at the lowest levels for which there are largely independent cash inflows (cash-generating units). As a result, Company’s assets are tested for impairment at cash-generating unit level, which corresponds to operating segments reported by the Company.

Trademark is allocated to the cash-generating unit to operating segment ‘Maritime Division’, that is expected to benefit from its usage and represent the lowest level within the Company at which Management monitors the trademark.

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

The data used for impairment testing procedures are directly linked to Grupo TMM’s latest approved budget, adjusted as necessary to exclude the effects of future reorganizations and asset enhancements. Discount rates are determined individually for each cash-generating unit and reflect current market assessments of the time value of money and asset-specific risk factors.

Grupo TMM, S.A.B. and Subsidiaries	21
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

All income and expenses relating to financial assets that are recognized in profit or loss are presented within financing costs; except for impairment of trade receivables which is presented in the line item ‘Other costs, expenses and income, net’.

Grupo TMM, S.A.B. and Subsidiaries	22
Subsequent measurement of financial assets

Financial assets at amortized cost

Financial assets are measured at amortized cost if the assets meet the following conditions:

●	they are held within a business model whose objective is to hold the financial assets and collect its contractual cash flows, and;

●	the contractual terms of the financial assets give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding.

After initial recognition, these are measured at amortized cost using the effective interest method. The financial assets of the Company are not discounted since it is not material. The Company’s cash and cash equivalents, trade receivables and part of the other accounts receivable and accounts receivable from related parties fall into this category of financial instruments.

Impairment of financial assets

IFRS 9’s impairment requirements use more forward-looking information to recognize expected credit losses – the ‘expected credit loss (ECL) model’. Instruments within the scope of the new requirements included mainly trade receivables, contract assets recognized and measured under IFRS 15, other accounts receivable and accounts receivable from related parties.

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

Financial assets at fair value through profit or loss (FVTPL)

This category includes an equity investment held by Grupo TMM. Assets in this category are measured at fair value with gains or losses recognized in profit or loss. The fair value of the equity investment is determined by using a valuation technique since there is no active market for this financial asset, according to valuation technique, the fair value was determined under Level 2 fair value hierarchy and market approach, considering inputs other than quoted prices included within Level 1 that are directly observable for the asset.

Grupo TMM, S.A.B. and Subsidiaries	23
In connection with the equity investment, as is mentioned in Note 1, despite the 99% participation of the Company, the later does not retain rights relating to designation of board members or key Management, also does not have involvement in policy-making processes, relevant transactions, sharing managerial personnel or other essential resources. Therefore, the Company concluded that there is no significant influence according to IAS 28 “Investments in Associates and Joint Ventures” and the investment is classified as equity investment in accordance with IFRS 9.

Classification and measurement of financial liabilities

The Company’s financial liabilities include borrowings, trade, related parties and other payables. Financial liabilities are initially measured at fair value, and, where applicable, adjusted for transaction costs. Subsequently, financial liabilities are measured at amortized cost using the effective interest method.

All interest-related charges are recognized in profit or loss within financing costs.

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

Provisions are the estimated amounts required to be expended to settle the present obligation based on the most reliable evidence available at the date of the consolidated financial statements, including the risks and uncertainties associated with the present obligation. Provisions are discounted at their present value, where the time value of money is material. Provisions are included as part of the line item ‘Accounts payable and accrued expenses’; since they are not significant, it was not considered necessary to include other disclosures required by applicable standards.

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

Grupo TMM, S.A.B. and Subsidiaries	24
The income tax expense in the consolidated statement of profit or loss includes the sum of the deferred tax, which has not been recognized in other comprehensive income or directly in stockholders’ equity, and the current income tax for the year.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit against which temporary differences can be utilized will be available (see Note 19).

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

The Company evaluates whether any tax position meets the definition of uncertain tax treatment, based on the facts and circumstances at the reporting date. An uncertain tax treatment is a tax treatment that is likely to be challenged by the tax authority in hypothetical tax review. The Company assesses the probability of the outcome using the most likely method and determines if a provision or disclosure is required based on the probability (see Note 26).

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

Post-employment benefits

Defined benefit plans

The seniority pension to which employees are entitled after 15 years of service and after having retired at the age of 60, are expensed in the years in which the services are rendered (see Note 21).

In addition, the Company has pension plans for certain employees who retire after the age of 65 (or early retirement at 60 or 55), in addition to having completed a minimum 15 years of service, which are expensed in the years in which the services are rendered (see Note 21).

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

Grupo TMM, S.A.B. and Subsidiaries	25
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

Indemnifications

Indemnifications that are not substitutive of retirement, paid to personnel who leave the company due to restructuring or any other reason, are charged to the operations for the period when incurred or provisions are created when there is a present obligation of these events, with a probability of an outflow of resources and this obligation can be reasonably estimated. For the purposes of IAS 19 ‘Employee Benefits’, this concept is not considered a benefit within the scope of that standard; nevertheless, since it is considered an obligation assumed by the Company, the corresponding liability is recognized based on actuarial calculations and, due to its nature, it is presented as part of the ‘Employee benefits’ line item in the consolidated statements of financial position.

Termination of the employment relationship

Indemnifications for termination correspond to the obligation due to the end of the employment relationship. These benefits are recognized when the employment contract finishes, and the Company provides payment for this concept.

Short-term employee benefits

Short-term employee benefits, including vacation entitlement, are short-term liabilities included in ‘Accounts payable and accrued expenses’, measured at the amount Grupo TMM expects to pay as a result of time not taken; as these liabilities are short-term, they were not discounted as their effect is considered immaterial.

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

The accumulated results include the profit (loss) for the year and previous periods.

Grupo TMM, S.A.B. and Subsidiaries	26
Other components of stockholder’s equity include:

●	revaluation surplus, including gains and losses from the revaluation of properties;

●	legal reserve corresponds to the separation of earnings withheld for this reserve;

●	additional paid-in capital is equivalent to the amount received in excess of the par value of the shares;

●	translation result represents the cumulative effect of the change in functional currency in previous years, and;

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

The Company does not carry out transactions that involve different contracts and on which their characteristics must be combined in accordance with IFRS. Moreover, transactions are not usually carried out that involve different services as part of the same contract; therefore, the total price of the transaction for a contract in all cases is allocated to a single performance obligation. The transaction price for contracts does not consider variable payments nor does it include financing components, nor are payments in kind, nor amounts collected on behalf of third parties and nor contemplate a financing component.

All revenues are recognized over time, as the customer simultaneously receives and consumes the benefits provided by the Company’s performance as the entity performs.

When the Company satisfies a performance obligation before receiving the payment, the Company recognizes either a contract asset or a receivable in its consolidated statement of financial position, depending upon if something else is required than only passage of time before the consideration becomes due. The Company generally does not receive payments in advance in connection with unsatisfied performance obligations; except for vessels repair services, therefore, of the latter, it is necessary to recognize contract liabilities, which balance at the reporting date is insignificant.

In obtaining these contracts, the Company incurs immaterial incremental costs. Since the amortization period of these costs would be less than one year, if capitalized, and also that those costs are immaterial, the Company makes use of the practical expedient in IFRS and expenses them as they incur.

Grupo TMM, S.A.B. and Subsidiaries	27
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

Parcel vessels and bulk carriers

These revenues are derived from the transportation of merchandise through the Company’s own shipments or third parties, usually in periods ranging between 7 to 30 days. The rate is fixed and it is set at the beginning of the contract, based on the space or capacity required by the customer. The performance obligation is met as the merchandise is transported from the point of origin to the destination. Revenues are recognized over time on a straight-line basis during the term of each contract. Given that the costs required for rendering the service under these contracts do not vary significantly, that method provides a reasonable representation of the services transferred. The contract for the transportation service of petrochemicals between the ports of Houston TX –Coatzacoalcos, Veracruz concluded in December 2025 according to its contractual terms, without subsequent renewal, in line with the Company’s strategy to focus on higher profitability and operational efficiency; the bulk carrier service ceased operations effective in 2023, resuming operations in October 2025, under the spot service modality, mainly for steel transportation, through the hiring of third-party vessels according to market conditions.

Ship repair services (shipyard) and containers

Correspond to revenues for minor and major repairs and maintenance to ships made at the facilities of the Company (shipyard), as well as containers of shipping companies and others such as wharfage. The consideration for the services is fixed, and it is determined in the contract based on the work ordered, including materials and replacement parts, which must be realized in an estimated period for the work, which ranges from 2 days up to 60 days for ships, and from 1 day up to 6 days for containers. Wharfage depends on the considerations of the ship from 1 to 30 days for most services and occasionally up to 90 days, due to the high degree of interdependence among the various elements of these services. They are recorded in the accounting as a single performance obligation. These revenues are recognized over time in conformity with the completion of the services agreed upon.

The Company measures its completion toward total compliance of the performance obligation by comparing real hours invested up to the date with the total estimated hours required to perform the repair or maintenance, including related costs. This base reasonably represents services transferred to each customer, by virtue of the ability of the Company to make reliable estimates based on its historical experience in rendering these services.

Grupo TMM, S.A.B. and Subsidiaries	28
Other services

The Company obtains immaterial revenues from other services such as, intermediation in the purchase and sale of hydrocarbons, agency, port formalities, among other things. These services are considered single performance obligations in terms of the respective contracts, and the consideration is entirely allocated to those performance obligations. Revenues are recognized over time, since customers receive and consume the benefits as the Company renders the services, that is, as the performance obligations are met. The Company does not generate asset balances or contract liabilities for most of these services. The Company acts as an agent for the specific case of agency and intermediation in the purchase and sale of hydrocarbons and, therefore, it recognizes the revenues corresponding to the profit margin generated in the transaction.

Costs and expenses

The costs and expenses for maritime, and those related to other logistics operations, are recognized in operations when the services are rendered, materials are consumed or as incurred.

Financing income and costs

Interest income and expense are reported as accrued using the effective interest method and are reported within the financing cost.

4.19	Information by segments

The Company has four operating segments: maritime division, maritime infrastructure division, logistics, ports and terminals division and warehousing division. These operating segments are monitored by the Company’s Chief Operating Decision Maker (CODM), which is the Chief Executive Officer, who is responsible for making strategic decisions, which are made based on adjusted operating segment results. In identifying its operating segments. CODM follows Grupo TMM’s service lines, which represent the main services provided by the Company.

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

Grupo TMM, S.A.B. and Subsidiaries	29
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

Fair value measurement

Management uses valuation techniques to measure the fair value of its properties. This results in Management developing estimates and assumptions based on market information and using observable and unobservable data that would be used by market participants to assign a price to the asset. These fair value estimates for these non-financial assets can vary from the actual prices that would be achieved in an arm’s length transactions at the reporting date (see Note 23).

Impairment of long-lived assets

On assessing impairment, Management determines the recoverable value of each cash generating unit based on the expected future cash flows and determines an adequate interest rate to be able to calculate the present value of these cash flows.

The uncertainty in the estimate is related to the assumptions regarding results of future operations and the determination of appropriate discount rate. During 2025 and 2024, the Company performed impairment tests without determining impairment losses (see Note 11).

Defined benefits obligation

Management’s estimate of the DBO is based on a number of critical assumptions, such as inflation rates, mortality rates, discount rate, and a consideration for future salary increases. The variances in these assumptions can impact the amount of the DBO and the corresponding annual expense for defined benefits (the analysis is provided in Note 21).

Grupo TMM, S.A.B. and Subsidiaries	30
5	Cash and cash equivalents

Cash and cash equivalents as of December 31, 2025 and 2024, are summarized as follows:

	2025	2024
Cash on hand	$455	$610
Cash in banks	234,043	143,421
Short-term investments (a)	260,101	63,079
	$494,599	$207,110

(a)	Includes fix-term deposits (promissory notes) and purchase/resell transactions with terms up to 3 days.

Restricted cash

The Company maintains restricted cash related to debt service with Banco Inbursa, S.A. and Bancomext, S.N.C. (see Note 12.1) in accordance with the contractual conditions of such debt. The amount of restricted cash is equivalent to a semi-annual interest payment that is replenished on each interest payment date.

6	Trade receivables

Trade receivables as of December 31, 2025 and 2024, are summarized as follows:

	2025	2024
Maritime
Offshore vessels	$378,606	$268,457
Parcel tankers	2,515	59,178
Shipping agencies	951	1,615

Maritime infrastructure
Shipyard	8,674	16,771

Ports, terminals and logistics
Port services	706	127
Repair of containers	4,680	8,581
Automotive services	2,321	2,798

Warehousing and other businesses
Warehousing (a)	-	41,827
Other businesses	1,699	1,699
Total trade receivables	400,152	401,053
Contract assets	281,676	414,912
Allowance for doubtful accounts	(141,242)	(119,124)
	$540,586	$696,841

(a)	Correspond to the loss of control of subsidiaries of the warehousing business during 2025, see Note 1.

Grupo TMM, S.A.B. and Subsidiaries	31
In 2025, the bank Banco Nacional de Obras y Servicios Públicos (Banobras), in coordination with the Ministry of Finance and Public Credit (SHCP for its acronym in Spanish), established a financial vehicle called ‘ONIX’ through which PEMEX will manage payments to suppliers for services rendered. The ONIX program will have resources of up to 250 billion pesos and is financed through credit programs from development banks, including Banobras, Nacional Financiera, S.N.C. (NAFIN) y Banco Nacional de Comercio Exterior, S.N.C. (BANCOMEXT), as well as commercial banks and other institutional investors. The Company is currently part of the program, which has enabled a timelier recovery of accounts receivable for rendered services, subject to compliance with the corresponding validation processes by PEMEX. As of December 31, 2025, and up to the date of issuance of the consolidated financial statements, the Company has recovered accounts receivable through this program in the amount of $756.3 million pesos.

All amounts are short-term. The net carrying value of trade accounts receivables is considered a reasonable approximation to fair value.

The activity in the allowance for doubtful accounts is presented below:

	2025	2024
Balance as of January 1	$119,124	$28,612
Impairment loss for the period	50,921	91,113
Reduction for loss of control of subsidiaries	(21,675)	-
Receivables written off during the year	(7,128)	(601)
Balance as of December 31	$141,242	$119,124

Note 24 includes disclosures related to credit risk exposures and the analysis related to the allowance for expected credit losses. In 2025 and 2024 the impairment loss was calculated applying the expected credit loss model in accordance with IFRS 9.

7	Other accounts receivable

Other accounts receivable as of December 31, 2025 and 2024, are summarized as follows:

	2025	2024
Current
Recoverable taxes	$143,263	$195,242
Employees	81	94
Others	5,497	15,505
	148,841	210,841
Non-current
Value added tax recoverable (a)	-	63,019
	$148,841	$273,860

(a)
As of December 31, 2024, the Value Added Tax (VAT) recovery processes had been prolonged by the tax authorities by extending the recovery periods; during 2025 an improvement was observed in the recovery and accreditation of VAT receivable balances.

Grupo TMM, S.A.B. and Subsidiaries	32
8	Property and operating equipment

Property and equipment as of December 31, 2025 and 2024 are summarized as follows:

	2025
	Lands	Construc- tion in progress		Buildings and facilities	Maritime and transpor- tation equipment		Other equipment	Total
Gross carrying amount
Balance as of January 1	$1,442,648	$687,412		$114,044	$178,009		$85,130	$2,507,243
Additions	-	685,686	(a)	-	5,199		755	691,640
Transfers	-	(1,221,503)	(a)	(9,421)	1,218,065	(a)	(1,524)	(14,383)
Disposals (b)	(82,410)	(39,727)		-	(2,769)		(12,875)	(137,781)
Balance as of December 31	1,360,238	111,868		104,623	1,398,504		71,486	3,046,719

Depreciation and impairment
Balance as of January 1	-	-		(21,313)	(158,212)		(56,419)	(235,944)
Disposals	-	-		7,491	(11,940)		25,936	21,487
Depreciation	-	-		(11,758)	(69,830)		(18,135)	(99,723)
Balance as of December 31	-	-		(25,580)	(239,982)		(48,618)	(314,180)
Carrying amount as of December 31	$1,360,238	$111,868		$79,043	$1,158,522		$22,868	$2,732,539

	2024
	Lands	Construc- tion in progress		Buildings and facilities	Maritime and transpor- tation equipment	Other equipment	Total
Gross carrying amount
Balance as of January 1	$1,419,674	$230,406		$114,044	$193,882	$75,402	$2,033,408
Additions	-	462,622	(a)	-	1,060	10,844	474,526
Revaluation	22,974	-		-	-	-	22,974
Disposals	-	(5,616)		-	(16,933)	(1,116)	(23,665)
Balance as of December 31	1,442,648	687,412		114,044	178,009	85,130	2,507,243

Depreciation and impairment
Balance as of January 1	-	-		(13,011)	(149,941)	(44,324)	(207,276)
Disposals	-	-		73	15,356	954	16,383
Depreciation	-	-		(8,375)	(23,627)	(13,049)	(45,051)
Balance as of December 31	-	-		(21,313)	(158,212)	(56,419)	(235,944)
Carrying amount as of December 31	$1,442,648	$687,412		$92,731	$19,797	$28,711	$2,271,299

Grupo TMM, S.A.B. and Subsidiaries	33
All the amounts for depreciation and for loss from revaluation are included as part of the depreciation, amortization, and loss from revaluation on the consolidated statements of profit or loss.

(a)
As of December 31, 2024, the balance of construction in progress and the additions made during 2025 mainly consist of costs attributable to the acquisition of the project for a floating dock and the mud vessels TMM Alfa and TMM Gama. During 2025 the acquisitions were completed, so transfers were made to the line items ‘Maritime Equipment’ and ‘Floating Dock’ for $825,471 and $392,594, respectively.

(b)	The dispositions are mainly comprised of the deconsolidation of assets due to the loss of control of subsidiaries effective October 1, 2025.

If the cost model had been used, the revalued carrying amounts for land and properties as of December 31, 2025 and 2024, would be as follows:

	2025	2024
Lands	$847,745	$847,745
Properties	179,359	188,799
	$1,027,104	$1,036,544

The revalued amounts include a revaluation surplus of $684,766 and $712,333 in 2025 and 2024, respectively, which is presented as ‘Other components of equity’ and is not available for distribution to stockholders (see Note 15).

Fair value measurement

See Note 23 regarding the measuring of fair value for properties.

Guarantees

As of December 31, 2025 and 2024, a property owned by the Company was pledged as collateral in connection with financing entered into with Banco Nacional de Comercio Exterior (BANCOMEXT), intended for the acquisition of the floating dock, including the establishment of real guarantees over it. In addition, as of December 31, 2025, the financing entered into with Grupo Financiero Inbursa for the acquisition of two vessels is secured by a maritime mortgage on said vessels and the assignment as collateral of the collection rights arising from contracts with PEMEX. Additionally, as of December 31, 2025, the financing entered into with Atrafin LLC involves the participation of Grupo TMM, S.A.B. as a joint obligor, which implies joint responsibility in fulfilling such obligations, without any requirement having been made to date for the joint obligor to fulfill these obligations.

Grupo TMM, S.A.B. and Subsidiaries	34
9	Leases

Right-of-use assets

	2025
	Warehouse	Cranes	Courtyards	Dock	Total
Gross carrying amount
Balance as of January 1, 2025	$107,605	$-	$49,569	$22,135	$179,309
Disposals (a)	(107,605)	-	(1,998)	(22,135)	(131,738)
Balance as of December 31, 2025	$-	$-	$47,571	$-	$47,571

Depreciation
Balance as of January 1, 2025	(87,903)	-	(2,066)	(22,135)	(112,104)
Disposals	93,878	-	6,196	22,135	122,209
Depreciation	(5,975)	-	(6,395)	-	(12,370)
Balance as of December 31, 2025	-	-	(2,265)	-	(2,265)
Carrying amount December 31, 2025	$-	$-	$45,306	$-	$45,306

	2024
	Warehouse	Cranes	Courtyards	Dock	Total
Gross carrying amount
Balance as of January 1, 2024	$150,625	$4,977	$56,564	$22,135	$234,301
Disposals	(43,020)	(4,977)	(6,995)	-	(54,992)
Balance as of December 31, 2024	$107,605	$-	$49,569	$22,135	$179,309

Depreciation
Balance as of January 1, 2024	(53,495)	(4,561)	(7,542)	(20,752)	(86,350)
Disposals	21,510	4,977	11,312	-	37,799
Depreciation	(55,918)	(416)	(5,836)	(1,383)	(63,553)
Balance as of December 31, 2024	(87,903)	-	(2,066)	(22,135)	(112,104)
Carrying amount December 31, 2024	$19,702	$-	$47,503	$-	$67,205

(a)	Corresponds to disposals due to operational reorganization in the logistics and storage segments.

Lease liabilities

As of December 31, 2025 and 2024, lease liabilities is presented in the consolidated statement of financial position and is summarized as follows:

Grupo TMM, S.A.B. and Subsidiaries	35
	Short-term	Long-term
2025
Payable in Mexican pesos
Courtyards	$4,504	$41,701

2024
Payable in Mexican pesos
Warehouse	$18,636	$15,545
Courtyards	3,783	44,638
	$22,419	$60,183

Grupo TMM leases warehouses for the storage service, cranes for the logistics services and a major vessel maintenance. With the exception of short-term leases and low-value underlying assets, each lease is reflected on the consolidated statement of financial position as a right-of-use asset and a lease liability.

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

The table below describes the nature of Grupo TMM’s leasing activities by type of right-of-use asset recognized in the consolidated statement of financial position:

Right-of-use asset	No. of right-of-use assets leased	Range of remaining term (years)	No. of leases with extension options	No. of leases with purchase option	No. of leases with variable payments linked to an index	No. of leases with termination options
Warehouse (a)	-	-	-	-	-	-
Courtyards	1	2 – 8	1	-	1	-

(a)	It corresponds to the lease of 2 warehouses that had terms between 2 and 8 years, which were terminated early during 2025.

Grupo TMM, S.A.B. and Subsidiaries	36
Lease liabilities are guaranteed with related underlying assets. Future minimum lease payments as of December 31, 2025 and 2024 were as follows

	Within the 1st year	1 to 3 years	3 to 5 years	After 5 years	Total
Balance as of December 31, 2025
Lease payments	$10,717	$21,431	$21,432	$17,861	$71,441
Financial charges	(6,213)	(10,297)	(6,706)	(2,020)	(25,236)
Net present value	$4,504	$11,134	$14,726	$15,841	$46,205

Balance as of December 31, 2024
Lease payments	$34,518	$29,212	$26,574	$36,075	$126,379
Financial charges	(12,099)	(14,693)	(10,831)	(6,154)	(43,777)
Net present value	$22,419	$14,519	$15,743	$29,921	$82,602

Lease payments not recognized as a liability

The Company has elected not to recognize a lease liability for short-term leases (leases with an expected term of 12 months or less) or for leases of low-value assets. Payments made under such leases are expensed on a straight-line basis.

The expense relating to payments not included in the measurement of the lease liability is as follows:

	2025	2024	2023
Short-term leases (a)	$745,349	$803,420	$523,174
Leases of low-value assets	10,920	10,399	8,294
	$756,269	$813,819	$531,468

(a)	Corresponds to the leasing of dredging and parcel tankers vessels, as well as the corporate offices.

As of December 31, 2025 and 2024, Grupo TMM was committed on short-term leases and total commitment at that date was $11,070 and $67,204, respectively.

As of December 31, 2025 and 2024, Grupo TMM had no lease commitments that had not yet started.

Total cash outflow for leases for the years ended December 31, 2025, 2024 and 2023 were $767,339 ,$881,023, and $609,905 respectively.

Grupo TMM, S.A.B. and Subsidiaries	37
10	Intangible assets

Intangible assets as of December 31, 2025 and 2024, are summarized as follows:

	2025
	Net balances at beginning of year	Additions	Transfers and others	Amortization	Net balances at year end	Estimated useful life (years)
Software	$30,930	$-	$-	$3,601	$27,329	3 and 5
Trademark (a)	125,528	-	-	-	125,528	Indefinite
	$156,458	$-	$-	$3,601	$152,857

	2024
	Net balances at beginning of year	Additions	Transfers and others	Amortization	Net balances at year end	Estimated useful life (years)
Software	$34,588	$-	$-	$3,658	$30,930	3 and 5
Trademark (a)	125,528	-	-	-	125,528	Indefinite
	$160,116	$-	$-	$3,658	$156,458

(a)
Corresponds to the rights on the ‘Marmex’ trademark associated with the maritime division segment, specifically the offshore vessels operation. This trademark is subject to annual impairment testing (see Note 11). The trademark is considered an intangible asset with an indefinite life since it is not possible to determine a specific time frame for the future economic benefits expected to be obtained; likewise, there is a high degree of certainty of maintaining the contractual rights of the trademark indefinitely.

The accumulated amortization of intangible assets as of December 31, 2025 and 2024, is $20,718 and $17,117, respectively.

11	Impairment of long-lived assets

Impairment test

The Group performs annual impairment tests on cash-generating unit related to the trademark or more frequently if there are indicators that such or other cash-generating units may be impaired.

For the purpose of the annual impairment test, the carrying amount of the trademark of $125,528, in both years, is allocated to the cash-generating unit expected to benefit from its use, in this case in the maritime division segment. The recoverable amount was determined based on the value in use.

The calculation of the value in use is determined by covering a detailed 5-year forecast, approved by Management, with expected cash flows beyond the 5-year period extrapolated over the remaining useful lives using a declining growth rate determined by Management. The present value of the expected cash flows of the cash-generating unit is determined by applying an appropriate discount rate, which reflects the assessment of current market conditions of the time value of money and specific risks applicable.

Grupo TMM, S.A.B. and Subsidiaries	38
The value of the key assumptions used reflects historical data from external and internal sources and are shown below:

	2025	2024
Growth rate	2.5%	2.4%
Discount rate	9.21%	9.49%

As of December 31, 2025 and 2024, no impairment losses were determined for these assets.

Growth rate

The growth rates reflect the long-term average for rates for the operating segment. At this stage and considering the Group’s direct exposure to climate changes, Management has considered that growth rates have not been significantly affected and remain consistent with the long-term outlook of its industry and the expectations of market participants.

Discount rate

The discount rate reflects adequate adjustments associated with the market risk and the specific risk factors.

Cash flow assumptions

The key assumptions of Management for the operating segments include stable profit margins, which have been determined based on experience in this market. Grupo TMM Management considers this to be the best information available to forecast this market. The cash flow projections reflect stable profit margins achieved before the period covered by said projections. At this stage, these assumptions and the Company’s climate strategy have not resulted in a material impact on the recoverable amount of its long-lived assets.

No consideration has been given to efficiency improvements and prices reflect the inflation projected for the industry, which are publicly available.

In addition to the considerations described above for determining the value in use of the cash-generating unit, Management is currently not aware of any other probable change of the key assumptions that could cause the carrying amount of the cash-generating unit to be greater than the recoverable amount, therefore disclosures about sensitivities in the assumptions are not considered relevant.

Grupo TMM, S.A.B. and Subsidiaries	39
12	Financial assets and liabilities

Categories of financial assets and liabilities

The financial assets and liabilities as of December 31, 2025 and 2024, are summarized as follows:

	2025	2024
Financial assets
Valued at amortized cost
Cash	$234,498	$144,031
Restricted cash	257,415	-
Trade receivables	258,910	281,929
Other accounts receivable	5,578	15,599
Related parties	70,969	74,187
	827,370	515,746
Valued at FVTPL
Cash equivalents	260,101	63,079
Equity investment	52,000	-
	312,101	63,079
Total financial assets	$1,139,471	$578,825

Financial liabilities
Valued at amortized cost
Financial debt	$1,058,908	$477,048
Trade payables	316,025	356,200
Accounts payable and accrued expenses	356,632	514,964
Related parties	192,045	172,409
Total financial liabilities	$1,923,610	$1,520,621

As of December 31, 2025, and 2024, the carrying value of the financial assets and liabilities at amortized cost is considered similar to their fair value.

Grupo TMM, S.A.B. and Subsidiaries	40
12.1 Financial debt

The information for financing as of December 31, 2025, and 2024 is summarized as follows:

	2025		2024
	Short-term	Long-term	Short-term	Long-term
Payable in Mexican pesos
Others investors	$10,681	$-	$11,711	$-

Two unsecured loans were contracted, each for $6.0 million at a fixed annual rate of 15.0%, with principal and interest payments due, originally in October 2020. In January 2021, a principal payment of $1.0 million was made to each line. As part of the negotiations carried out by the Company, new conditions were agreed for each line, increasing the interest rate by 0.25%, as well as extending the maturity date to October 2023. As of December 31, 2025 it shows a balance of $6.6 million and was subject to a renegotiation in 2026 with a write-down on the balance, resulting in a revised balance of $4.0 million, payable in March and April 2026.

In July 2021, a credit line with multiple drawdowns was contracted, the first being made on July 28, 2021. The balance as of December 31, 2025, is $5,061 million with a rate of 15%. The credit remains enforceable and the due date was extended to December 31, 2028

Hewlett Packard	147	-	192	147
Credit line was contracted for $622.5, at a fixed rate of 9.87%, monthly payments of principal and interest on with initial maturity in December 2025, with a subsequent renegotiation on July 14, 2022, establishing a fixed rate of 11.20% and maturity in September 2026.

Grupo TMM, S.A.B. and Subsidiaries	41
	2025		2024
	Short-term	Long-term	Short-term	Long-term
Desarrollo del Crédito Sustentable, S.A. de C.V.
SOFOM, Non regulated entity	-	-	34,010	-

In March 2023, a line of credit was contracted for $7.7 million at a fixed annual rate of 13.50%, maturing in March 2024.

In April 2023 a line of credit was contracted for $11.6 million and in June 2023 a line of credit was contracted for $5.651 million, both at an annual fixed rate of 13.50%, with maturity dates in April and June 2024, respectively.

These credits were paid in the first quarter of 2025.

Grupo MSQR, S.A.P.I. de C.V. SOFOM	-	-	18,000	-

In September 2024, a line of credit was signed for $18,000 million, at a fixed monthly rate of 2%, monthly payments of ordinary interest on the outstanding principal balance maturing in March 2025. As of October 1, 2025, this line of credit stopped being consolidated due to the loss of control of ADEMSA.

Daimler Financial Services México, S. de R.L. de C.V.	-	-	320	-
Recognition of debt and substitution of debtor for $40.9 million at a fixed rate of 12%, with monthly payments of principal and interest with various subsequent recognitions of debt and modifications in payment terms and interest rates, in the latter case up to 13%. These loans were paid in the first quarter of 2025.

Interest payable	2,228	-	11,544	-
Total debt payable in Mexican Pesos	13,056	-	75,777	147

Payable in US dollars
Banco Inbursa, S.A.	97,017	601,706	-	-
In January 2025, a financing contract was signed with Grupo Financiero Inbursa for $40.5 million dollars at an annual rate of SOFR + 5%, with semiannual principal and interest payments until January 2031, for the purchase of two specialized vessels called “Mud vessels” designed and converted by the technical team of the ‘Maritime Division’. This transaction involves a guarantee on said vessels.

Grupo TMM, S.A.B. and Subsidiaries	42
	2025		2024
	Short-term	Long-term	Short-term	Long-term
Bancomext, S.N.C.	19,662	273,759	10,368	335,222
In 2024, a new floating dock was acquired through financing provided by Bancomext for $16.8 million dollars, equivalent to approximately 85% of its value at a rate of SOFR + 2.35% with quarterly payments of principal and interest and maturing in 2034. This transaction involves a mortgage guarantee of a property, as well as the maritime mortgage guarantee of the floating dock acquired and collections from current service contracts with PEMEX.

Atrafin LLC	8,334	20,835	6,820	33,323
In February 2024, a financing contract was signed with Eximbank (Atrafin LLC DBA America Trade & Finance Company) for $2.3 million at an annual rate of 6.89% with semi-annual payments of principal and interest for working capital in the acquisition of mud vessels with maturity in March 2029.

Hewlett Packard	4,645	579	9,423	5,968

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

During 2022 and 2023, the contracts were renegotiated with the following conditions for each line, increasing the rate by 0.25%, as well as extending the maturity date to March 31, 2027.

Transactions costs	(16,196)	-	-	-
Interest payable	35,511	-	-	-
Total debt payable in US dollars	148,973	896,879	26,611	374,513
Total financial debt	$162,029	$896,879	$102,388	$374,660

Covenants

Some of the agreements related to the abovementioned loans contain certain covenants to the Company such as to maintain certain financial ratios, restricting the payment of dividends, not reducing the capital stock and not splitting, as well as conditioning the sale of assets, the foregoing without prior authorization from the creditor; likewise, in some cases, a copy of quarterly and audited annual financial statements must be delivered, as well as reasonable information requested by the creditor. As of December 31, 2025, and 2024, Grupo TMM and subsidiaries complied with the covenants set forth in those contracts. Grupo TMM considers that it will continue to meet those debt covenants after the reporting date.

The interest expense on the financial debt was $97,490, $13,465 and $9,411, for the years ended December 31, 2025, 2024 and 2023, respectively.

The maturity of the long-term financial debt as of December 31, 2025 and 2024 is as follows:

Maturity	2025	2024
2026	$-	$37,438
2027	168,898	36,101
2028	172,857	40,624
2029	171,715	260,497
2030	383,409	-
	$896,879	$374,660

Grupo TMM, S.A.B. and Subsidiaries	43
The reconciliation of changes in financing activities during 2025 and 2024 is as follows:

	2025
	Financial debt	Related parties	Lease liabilities	Total
Opening balance	$477,048	$158,221	$82,602	$717,871
Cash proceeds from financial debt	835,446	-	1,212	836,658
Payment of financial debt	(95,962)	(6,228)	-	(102,190)
Reduction for loss of control of subsidiaries	(22,666)	-	(35,661)	(58,327)
Payment of leases	-	-	(4,106)	(4,106)
Accrued interest	97,490	18,711	9,122	125,323
Interest paid	(65,775)	-	(6,964)	(72,739)
Transaction costs on financial debt	(13,145)	-	-	(13,145)
Unrealized foreign exchange gains	(153,528)	(13,625)	-	(167,153)
Total	$1,058,908	$157,079	$46,205	$1,262,192

	2024
	Financial debt	Related parties	Lease liabilities	Total
Opening balance	$76,546	$134,632	$167,578	$378,756
Cash proceeds from financial debt	412,349	-	-	412,349
Payment of financial debt	(19,431)	(6,183)	-	(25,614)
Payment of leases	-	-	(53,563)	(53,563)
Cancellation of lease agreements	-	-	(33,966)	(33,966)
Accrued interest	11,306	17,782	16,193	45,281
Interest paid	(4,784)	-	(13,640)	(18,424)
Transaction costs on financial debt	(3,051)	-	-	(3,051)
Unrealized foreign exchange gains	4,113	11,990	-	16,103
Total	$477,048	$158,221	$82,602	$717,871
13	Balances and transactions with related parties

The accounts payable and transactions with related parties as of December 31, 2025 and 2024 are summarized as follows:

	2025		2024
	Receivable	Payable	Receivable	Payable
Marítima del Golfo de México (a)	$70,969	$-	$74,187	$-
SSA México, S.A. de C.V. (b)	-	12,460	-	14,188
Shareholders (c)	-	157,079	-	158,221
Almacenadora de Depósito Moderno, S.A. de C.V. (d)	-	22,506	-	-
	$70,969	$192,045	$74,187	$172,409

Grupo TMM, S.A.B. and Subsidiaries	44
(a)	Balances receivable are related to agency and maritime provider commission services.

(b)	The accounts payables to SSA México, S.A. de C.V. are largely due to subagency services that this related party provides to Grupo TMM.

(c)
Lines of credit in the amount of $130 million at a 15% annual fixed rate, with payments on capital and interest upon maturity, extended one more year, that had an initial due date in December 2023. During 2024, the maturity was extended to December 2026, maintaining the current conditions. Interest expenses of these credits amounted to $18,711 and $13,885 for the years ended December 31, 2025 and 2024, respectively.

(d)	The balance corresponds to an account payable for services received.

The most relevant transactions with related parties for the years ended December 31, 2025, 2024 and 2023 are summarized as follows:

	2025	2024	2023
Revenue:
Systems (a)	$-	$2,408	$2,650
Wharfage services	-	-	6,227
Shipping agency services (b)	-	-	226
	$-	$2,408	$9,103

Costs:
Sub-agency commissions (c)	$-	$-	$6,910

Interest expense	$18,711	$13,885	$16,290

(a)	Services for the usage of SAP software between TMM Dirección Coporativa, S.A. de C.V., subsidiary of Grupo TMM and Marítima del Golfo.

(b)	Commission for agency services between Administradora Marítima TMM, S.A.P.I. de C.V., subsidiary of Grupo TMM and Marítima del Golfo.

(c)	Commission for sub-agency services provided by SSA México, S.A. de C.V. to Administradora Marítima TMM, S.A.P.I. de C.V.

Transactions involving executive personnel for the years ended December 31, 2025, 2024 and 2023, include the following expenses:

	2025	2024	2023
Short-term benefits
Salaries	$17,656	$16,398	$10,761
Social security contributions	1,762	2,397	1,900
	$19,418	$18,795	$12,661

Grupo TMM, S.A.B. and Subsidiaries	45
The Company does not pay other benefits to executive personnel other than those related to salaries and related concepts.

14	Accounts payable and accrued expenses

Accounts payable and accrued expenses as of December 31, 2025 and 2024, are shown as follows:

	2025	2024
Operating expenses	$228,964	$258,743
General expenses	96,987	207,210
Purchased services	11,535	21,271
Taxes payable	33,700	73,507
Salaries and wages	4,178	4,122
Others	14,968	23,618
	$390,332	$588,471

15	Stockholders’ equity

Capital stock

As of December 31, 2025, and 2024, the Company’s capital stock is comprised of 174,553,127 shares outstanding, registered, without par value, and with voting rights, in both years, which may be held by Mexican nationals, investors, or companies that include in their bylaws the exclusion of foreigners’ clause.

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

As of December 31, 2025 and 2024, the legal reserve amounts to $216,948, which is presented in the item line ‘Other capital components’ and is part of the stockholders’ equity.

Net tax profit account (CUFIN)

As of December 31, 2025, and 2024, the restated balance of the Net Taxable Income Account (CUFIN for its acronym in Spanish) of the parent Company amounts to $4,878,300 and $4,704,696, respectively, which was generated up to December 31, 2013, and thereafter no new balances have been generated in this account.

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

Capital decreases

As of December 31, 2025, and 2024, the current balance in the Capital Contribution Account (CUCA for its acronym in Spanish) is $6,719,140 and $6,433,442, respectively. In the event of capital reimbursement or decreases in favor of stockholders, the surplus for said reimbursement on this amount will be treated as distributed earnings.

In the event the equity capital exceeds the balance in the CUCA, the difference will be considered a dividend or distributed earnings subject to the payment of income tax. If the earnings in reference come from the CUFIN, there will be no corporate tax due to the capital decrease or reimbursement. Otherwise, these will be treated as dividends or distributed earnings.

Other components of equity

Details of other components of equity as of December 31, 2025 and 2024, are as follows:

	Legal reserve	Actuarial gain and losses	Additional paid-in capital	Translation result	Revaluation surplus	Total
Balance as of December 31, 2023	$216,948	$(64,816)	$77,106	$(247,668)	$724,281	$705,851
Defined benefit plan	-	4,551	-	-	-	4,551
Revaluation surplus	-	-	-	-	22,974	22,974
Reclassification from disposal of properties and depreciation	-	-	-	-	(28,030)	(28,030)
Total before taxes	-	4,551	-	-	(5,056)	(505)

Tax expense	-	(1,365)	-	-	(6,892)	(8,257)
Total net of taxes	-	3,186	-	-	(11,948)	(8,762)
Balance as of December 31, 2024	$216,948	$(61,630)	$77,106	$(247,668)	$712,333	$697,089

Defined benefit plan	-	52	-	-	-	52
Reclassification from disposal of properties and depreciation	-	-	-	-	(27,567)	(27,567)
Total before taxes	-	52	-	-	(27,567)	(27,515)

Tax expense	-	(15)	-	-	-	(15)
Total net of taxes	-	37	-	-	(27,567)	(27,530)
Balance as of December 31, 2025	$216,948	$(61,593)	$77,106	$(247,668)	$684,766	$669,559

Grupo TMM, S.A.B. and Subsidiaries	47
16	Revenues

The revenues as of December 31, 2025, 2024 and 2023, are summarized as follows:

	2025	2024	2023
Maritime
Offshore vessels	$900,369	$803,027	$462,801
Parcel tankers	108,785	193,943	246,291
Fuel oil transportation	399,934	264,742	57,220
Shipping agencies	949	1,497	29,217
Commercialization of hydrocarbons	11,921	19,785	-
Bulk carrier	18,989	-	-

Maritime infrastructure
Shipyard	327,816	262,220	200,496

Logístics, ports and terminals
Intermodal terminal	50,971	39,876	37,991
Repair of containers	4,310	3,471	21,008
Automotive services	21,308	12,389	8,036
Port services	6,490	6,206	6,080

Warehousing and other businesses
Warehousing (a)	56,804	146,420	149,507
Total consolidated revenue	$1,908,646	$1,753,576	$1,218,647

(a)	Revenue obtained up to September 30, 2025. Effective from October 1, 2025, The Company stopped consolidating this segment due to the loss of control of subsidiaries (see Note 1).

For the year ended December 31, 2025, the Company obtained revenues from PEMEX Exploración y Producción, CFEnergía and Celanese Operations Mexico, representing 50%, 21% and 3%, respectively. None of the remaining customers represents more than 2% of the total revenues.

For the year ended December 31, 2024, the Company obtained revenues from PEMEX Exploración y Producción, CFEnergía and Celanese Operations Mexico, representing 28%, 14% and 11%, respectively. None of the remaining customers represents more than 4% of the total revenues.

For the year ended December 31, 2023, the Company obtained revenues from PEMEX Exploración y Producción, Celanse Operations Mexico and Helmsley Management, representing 38%, 13% and 6%, respectively. None of the remaining customers represent more than 4% of the total revenues.

Grupo TMM, S.A.B. and Subsidiaries	48
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

The Company’s revenues do not show any other particular grouping characteristic, such as by type of customer (government and private), geographic zone, etc. The main grouping is shown based on the type of revenue for each segment. Moreover, as discussed in Note 4.18, all of the Company’s revenues are recognized over time.

17	Other costs, expenses and income

As of December 31, 2025, 2024 and 2023, this line item is comprised as follows:

	2025	2024	2023
Gain on loss of control of subsidiaries	$(204,443)	$-	$-
Other operating expenses	19,567	17,699	16,776
Tax recovery, net of expenses incurred in the recovery	(6,582)	(20,149)	3,034
Cancellation of projects	36,706	-	-
Provisions, net	17,553	(128,557)	(53,264)
Allowance for doubtful accounts	50,921	91,113	8,737
Write-off of other receivables (a)	120,635	-	-
Cancellation of leases in the warehousing business	-	(14,307)	(20,227)
Gain from the sale of subsidiaries	-	-	(3,676)
Result in the sale of operating equipment	-	(10,042)	-
Impairment of materials and supplies	-	23,531	-
Other, net	7,106	2,112	(391)
	$41,463	$(38,600)	$(49,011)

(a)	Write-off of other receivables correspond to loan to third parties and sundry debtors, for which after Company’s assessment collectability is considered low.

18	Interest expense and other financial costs

As of December 31, 2025, 2024 and 2023, this line item is comprised as follows:

	2025	2024	2023
Interest on financial debt	$97,490	$13,465	$9,411
Interest on financial related parties	18,711	13,885	16,290
Interest expense on leasing agreements	9,122	16,119	28,783
Other financial expenses	2,074	4,659	8,546
Amortization of transaction cost	3,530	-	36
	$130,927	$48,128	$63,066

19	Income tax and tax loss carryforwards

Income Tax

Grupo TMM, S.A.B. and Subsidiaries	49
Results for the year

Grupo TMM and subsidiaries incurred combined tax losses for the years ended December 31, 2025, 2024 and 2023, in the amounts of $52,316, $448,374 and $156,078, respectively.

For year ended December 31, 2025 most of the companies that generated tax income amortized them with tax losses from prior years for an amount of $123,327. Part of the income tax recognized in profit or loss corresponds to subsidiaries that generated taxable income of $8,173, $28,913 and $14,840, for 2025, 2024 and 2023, respectively.

The difference between taxable income and book income is due primarily to the net effect of the gain or loss on inflation recognized for tax purposes, the difference between tax and book amortization and depreciation, non-deductible expenses, as well as certain temporary differences reported in different periods for financial and tax purposes.

In accordance with the currently enacted Income Tax Law, the rate for 2023, 2024, 2025, and subsequent years is 30%.

The provision for income tax recognized in the statement of profit or loss for the years ended December 31, 2025, 2024 and 2023, is as follows:

	2025	2024	2023
Current income tax	$(2,452)	$(8,674)	$(4,452)
Deferred income tax	441	8,674	24,652
Total income tax (expense) benefit	$(2,011)	$-	$20,200

The reconciliation between the provision for income tax based on the statutory income tax rate and the provision recorded by the Company for the years ended December 31, 2025, 2024 and 2023, is as follows:

	2025	2024	2023
Profit (loss) before taxes	$311,503	$114,795	$(4,742)
Income tax (expense) benefit	(93,451)	(34,439)	1,423

Increase (decrease) from:
Difference in depreciation and amortization	(31,509)	(20,543)	(20,110)
Materials and supplies	(341)	(63,930)	11,483
Inflationary and currency exchange effects on monetary assets and liabilities, net	75,187	(6,309)	(4,562)
Tax losses amortization	248,982	196,038	115,461
Provisions and allowance for expected credit losses	(176,915)	(184,584)	(65,824)
Capital expenses deducted for tax purposes	-	133,657	-
Difference between the tax and book value for the sale of assets	-	(540)	-
Difference between the tax and book value for the sale of shares of subsidiaries	-	-	(4,931)
Non-deductible expenses	(23,964)	(19,350)	(12,740)
Income tax (expense) benefit	$(2,011)	$-	$20,200

Grupo TMM, S.A.B. and Subsidiaries	50
The components of deferred tax liability at December 31, 2025 and 2024, are comprised as follows:

	2025	2024
Tax loss carryforwards	$467,015	$363,027
Inventories and provisions – net	119,381	80,601
Property and equipment and right-of-use asset	(706,696)	(575,688)
Total deferred tax liability	$(120,300)	$(132,060)

As of December 31, 2025 and 2024, the Company’s Management carried out the evaluation of the amount of tax losses that will be recoverable and determined based on projections that the tax losses that will be utilized are in the amounts of $1,556,717 and $1,210,090, respectively.

Tax loss carryforwards

As of December 31, 2025, Grupo TMM and its subsidiaries, report the following cumulative tax losses, which are restated applying the INPC in accordance with Mexican law.

Year in which the loss was incurred	Amounts	Year of expiration
2016	$245,139	2026
2017	131,545	2027
2018	241,966	2028
2019	576,634	2029
2020	520,151	2030
2021	172,430	2031
2022	123,489	2032
2023	149,548	2033
2024	111,756	2034
2025	53,153	2035
	$2,325,811

20	Segment reporting

The Company for the years ended December 31, 2025, 2024 and 2023 operates in the following segments: i) maritime transportation, ii) maritime infrastructure, iii) logistics, ports and terminals and iv) warehousing. Maritime transportation operations (‘Maritime Division’) include transportation and other services to the offshore oil industry, tankers that carry petroleum products, chemical tankers that carry liquid chemical products, and general and bulk cargo ships. ‘Maritime infrastructure Division’ correspond to revenues for minor and major repairs and maintenance to ships made at the facilities of the Company (shipyard). Logistics, ports and terminals operations (‘Logistics ports and terminals Division’) include the operations of logistics solutions services and container and railcar maintenance and repair services, logistics solutions services, and loading, unloading and storage at maritime port terminals. Warehousing operations (‘Warehousing Division’) include storage and management of the facilities and bonded warehouses.

Grupo TMM, S.A.B. and Subsidiaries	51
There are no changes in the measuring methods used to calculate the earnings reported for each segment. The information for each operating segment is as follows:

	Maritime division	Maritime infrastructure division	Logistics, ports and terminals division	Warehousing division	Other businesses and shared accounts	Total consolidated
December 31, 2025
Revenue	$1,440,947	$327,816	$83,079	$56,804	$-	$1,908,646
Costs and expenses	(1,004,376)	(229,528)	(82,047)	(108,958)	-	(1,424,909)
Corporate expenses	-	-	-	-	(78,108)	(78,108)
Depreciation and amortization	(68,469)	(12,067)	(8,314)	(6,062)	(9,821)	(104,733)
Operating profit (loss)	$368,102	$86,221	$(7,282)	$(58,216)	$(87,929)	$300,896
Costs, expenses and revenue not allocated						8,596
Net income for the year						$309,492

Property and operating equipment, net	$797,039	$573,696	$1,196,052	$-	$165,752	$2,732,539
Right-of-use assets, net	-	-	45,306	-	-	45,306
Other assets	1,139,654	346,123	201,969	54,275	-	1,742,021
Shared assets	-	-	-	-	87,550	87,550
Total assets	$1,936,693	$919,819	$1,443,327	$54,275	$253,302	$4,607,416

Total liabilities by operating segment	$1,297,104	$399,613	$424,111	$16,704	$-	$2,137,532
Shared liabilities	-	-	-	-	51,915	51,915
Total liabilities	$1,297,104	$399,613	$424,111	$16,704	$51,915	$2,189,447

Total capital expenditures by segment	$640,685	$49,462	$1,057	$436	$-	$691,640
Shared capital expenditures	-	-	-	-	-	-
Total capital expenditures	$640,685	$49,462	$1,057	$436	$-	$691,640

December 31, 2024
Revenue	$1,282,994	$262,220	$61,942	$146,420	$-	$1,753,576
Costs and expenses	(1,050,110)	(188,617)	(74,717)	(129,355)	-	(1,442,799)
Corporate expenses	-	-	-	-	(2,872)	(2,872)
Depreciation and amortization	(19,300)	(4,712)	(12,957)	(56,084)	(2,178)	(95,231)
Operating profit (loss)	$213,584	$68,891	$(25,732)	$(39,019)	$(5,050)	$212,674
Costs, expenses and revenue not allocated						(97,879)
Net income for the year						$114,795

Property and operating equipment, net	$226,634	$574,093	$1,216,359	$85,537	$168,676	$2,271,299
Right-of-use assets, net	-	-	47,504	19,701	-	67,205
Other assets	975,850	357,566	225,587	70,971	-	1,629,974
Shared assets	-	-	-	-	23,434	23,434
Total assets	$1,202,484	$931,659	$1,489,450	$176,209	$192,110	$3,991,912

Total liabilities by operating segment	$676,021	$450,452	$437,077	$268,631	$-	$1,832,181
Shared liabilities	-	-	-	-	51,291	51,291
Total liabilities	$676,021	$450,452	$437,077	$268,631	$51,291	$1,883,472

Total capital expenditures by segment	$70,545	$396,057	$2,054	$745	$-	$469,401
Shared capital expenditures	-	-	-	-	59	59
Total capital expenditures	$70,545	$396,057	$2,054	$745	$59	$469,460

Grupo TMM, S.A.B. and Subsidiaries	52
	Maritime division	Maritime infrastructure division	Logistics, ports and terminals division	Warehousing division	Other businesses and shared accounts	Total consolidated
December 31, 2023
Revenue	$795,529	$200,496	$73,115	$149,507	$-	$1,218,647
Costs and expenses	(704,075)	(140,614)	(95,844)	(120,483)	-	(1,061,016)
Corporate income	-	-	-	-	4,182	4,182
Depreciation and amortization	(36,385)	(8,191)	(13,059)	(65,296)	(2,191)	(125,122)
Operating profit (loss)	$55,069	$51,691	$(35,788)	$(36,272)	$1,991	$36,691
Costs, expenses and revenue not allocated						(21,233)
Net income for the year						$15,458

Property and operating equipment, net	$156,014	$182,762	$1,284,274	$80,352	$122,730	$1,826,132
Right-of-use assets, net	-	1,383	49,437	97,131	-	147,951
Other assets	675,684	322,046	153,529	109,183	-	1,260,442
Shared assets	-	-	-	-	32,305	32,305
Total assets	$831,698	$506,191	$1,487,240	$286,666	$155,035	$3,266,830

Total liabilities by operating segment	$422,088	$73,753	$449,429	$311,824	$-	$1,257,094
Shared liabilities	-	-	-	-	35,359	35,359
Total liabilities	$422,088	$73,753	$449,429	$311,824	$35,359	$1,292,453

Total capital expenditures by segment	$124,118	$6,582	$495	$150	$-	$131,345
Shared capital expenditures	-	-	-	-	-	-
Total capital expenditures	$124,118	$6,582	$495	$150	$-	$131,345

21	Employee benefits

Expense for employee benefits

The expenses recognized for employee benefits are:

	2025	2024	2023
Salaries and benefits	$323,265	$304,353	$264,005
Pensions – defined benefit plans	8,449	10,578	10,949
	$331,714	$314,931	$274,954

The long-term liabilities recognized for pensions and other employee remunerations in the consolidated statement of financial position are comprised as follows:

	2025	2024
Long-term:
Pensions	$37,892	$42,358
Seniority premium	7,572	8,639
Termination of employment	20,168	23,685
	$65,632	$74,682

Grupo TMM, S.A.B. and Subsidiaries	53
The short-term liabilities for employee benefits, are included in the line ‘Accounts payable and accrued expenses’ in the consolidated statements of financial position, which as of December 31, 2025 and 2024, amounted to $4,178 and $4,122, respectively (see Note 14).

Remunerations on the termination of employment

The seniority premiums and the retirement plan (‘pensions’) obligations are based on actuarial calculations using the projected unit credit method. Pension benefits are based mainly on years of service, age, and salary level upon retirement.

The amounts charged to operations include the amortization of the cost of past services over the average time of service remaining. The Company continues with its policy of recognizing actuarial losses and gains for seniority premiums and pensions in consolidated statements of comprehensive income, the actuarial gain net of taxes for 2025 and 2024 was $37 and $3,186, respectively (see Note 21).

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

Mortality risk

The Company provides benefits for life to those who are covered by the defined benefits plan. An increase in the life expectancy of such persons will increase the defined benefits liability.

Inflation risk

A significant proportion of the defined benefits obligation is linked to inflation. An increase in the inflation rate will increase the Company’s obligation.

Grupo TMM, S.A.B. and Subsidiaries	54
The details of the net cost for the period for seniority premiums and termination of employment, and also the basic actuarial estimates for the calculation of these labor obligations were shown as follows:

	2025		2024
	Pensions and seniority premiums	Termination of employment	Pensions and seniority premiums	Termination of employment
Current service cost	$1,063	$1,454	$1,409	$2,044
Interest cost	4,258	1,674	4,798	2,327
Net cost for the period	$5,321	$3,128	$6,207	$4,371

At December 31, 2025 and 2024, the reserve for pensions and seniority premiums, and also for the termination of employment, were comprised as follows:

	2025		2024
	Pensions and seniority premiums	Termination of employment	Pensions and seniority premiums	Termination of employment
Defined benefit obligations	$46,111	$20,168	$51,619	$23,685
Plan assets	(647)	-	(622)	-
Total reserve	$45,464	$20,168	$50,997	$23,685

As of December 31, 2025, and 2024, the defined benefit obligations (DBO) for pensions and seniority premiums, and also for the reserve for termination of employment, were comprised as follows:

	2025		2024
	Pensions and seniority premiums	Termination of employment	Pensions and seniority premiums	Termination of employment
DBO at beginning of period	$51,619	$23,685	$54,204	$23,676
Reduction of obligations due to deconsolidation from loss of control of subsidiaries	(3,502)	(6,882)	-	-
Current service cost	1,064	1,454	1,410	2,044
Interest cost	4,258	1,674	4,798	2,327
Benefits paid	(209)	-	(2,034)	(517)
Benefits paid from plan assets	(6,800)	-	(6,228)	-
Past service cost	(319)	237	(531)	(3,845)
DBO at end of period	$46,111	$20,168	$51,619	$23,685

The plan assets as of December 31, 2025 and 2024 were comprised as follows:

	2025	2024
Value of the fund at beginning of year	$622	$490
Expected return on assets	(29)	175
Plan contributions	6,065	6,228
Benefits paid	(6,065)	(6,228)
Interests on plan assets	54	(43)
Value of the fund at end of year	$647	$622

Grupo TMM, S.A.B. and Subsidiaries	55
The changes in the pension plan, seniority premium, and termination of employment plan as of December 31, 2025 and 2024 were as follows:

	2025	2024
Reserve for obligations at the beginning of the period	$74,682	$77,390
Reduction of obligations due to deconsolidation from loss of control of subsidiaries	(10,383)	-
Cost for the period	8,449	10,578
Interest income	(55)	44
Contributions to the plan	(6,800)	(6,228)
Benefits paid on pension plan	(209)	(2,726)
Miscellaneous	-	175
Actuarial gain or losses	(52)	(4,551)
Reserve for obligations at the end of the period	$65,632	$74,682

The significant actuarial assumptions used for the valuation were:

	2025	2024
Discount rate	11.25%	11.25%
Salary increase rate	4.00%	4.00%
Inflation rate	3.50%	3.50%
Average working life expectancy	13.53	14.34

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

As of December 31, 2025 and 2024, approximately 10% and 8%, respectively, of the Company’s employees are employed under collective labor agreements. Under those contracts, labor compensation is subject to annual negotiation, while other compensations are negotiable every two years. As of December 31, 2025 and 2024, Grupo TMM has 500 and 720 employees in both years.

The significant actuarial assumptions to determine the defined benefits obligation are the discount rate, the salary increase rate, and the average life expectancy. The calculation of the defined benefits obligation is sensitive to these assumptions.

Grupo TMM, S.A.B. and Subsidiaries	56
The following table summarizes the effects of identified changes to these actuarial assumptions could have on the defined benefits obligations as of December 31, 2025, if they would have been used:

	1.0% increase	1.0% decrease
Discount rate
(Decrease) increase in the defined benefits obligation	$(1,007)	$1,111

Salary increase rate
Increase (decrease) in the defined benefits obligation	$370	$(725)

	Increase in 1 year	Decrease in 1 year
Average life expectancies
(Decrease) increase in the defined benefits obligation	$(41)	$4

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

22	Earnings per share

For the years ended December 31, 2025, 2024 and 2023, earnings per share was determined based on the weighted average number of shares outstanding during the year. There are no potentially dilutive instruments outstanding, therefore basic and diluted earnings per share are the same.

23	Fair value measurement

Fair value measures for non-financial assets

The non-financial assets and liabilities measured at fair value in the statement of financial position are grouped into three levels of fair value hierarchy. The three levels are defined based on the observability of relevant data for the measuring, as follows:

•	Level 1: quoted prices (without adjustment) in active markets for identical assets and liabilities;

•	Level 2: data other than the quoted prices included in Level 1 that are observable for the asset and liability, either directly or indirectly;

•	Level 3: non-observable data for the asset or liability.

As of December 31, 2025 and 2024 non-financial assets measured at fair value were classified in Level 2 of this hierarchy, as described below:

	2025	2024
Level 2
Buildings	$79,043	$92,731
Lands	1,360,238	1,442,648
	$1,439,281	$1,535,379

Grupo TMM, S.A.B. and Subsidiaries	57
As of December 31, 2025 and 2024, fair value of the Company’s properties were estimated based on appraisals performed by independent, professionally qualified property valuers. As mentioned in the Company’s accounting policy, for the properties the last appraisal was carried out in December 2024, so the amounts as of December 31, 2025, correspond to the balances as of December 31, 2024, adjusted for additions and disposals of assets. Likewise, based on the Company’s assessment, no factors were identified that suggest there have been significant changes in fair value.

The important information and assumptions are prepared in close collaboration with Management. The valuation processes and changes in the fair value are reviewed by the Administration and Finance Department on the financial reporting date. Additional information on fair value measurement is as follows.

Buildings and lands (Level 2)

The valuation was prepared based on a market approach that reflects the prices observed on recent market transactions involving similar properties and incorporates immaterial adjustments for factors specific to the property in question, including land size, location, liens, and current use.

Some of the unobservable information used, is the adjustment for factors specific to the properties in question for the factors previously described such as land size, location, liens, negotiation conditions, among others. The magnitude and direction of this immaterial adjustment depends on the characteristics of observable market transactions for similar properties used as the end point for the valuation. Although this information is subjective, Management considers that the global valuation will not be materially affected by reasonably possible alternatives.

As of December 31, 2025 and 2024, the reconciliation between the carrying amounts of non-financial assets classified within Level 2 was as follows:

	2025	2024
Balance as of January 1	$1,535,379	$1,520,707
Amount recognized in other comprehensive income:
Revaluation surplus	-	22,974
Additions and disposals, net	(96,098)	(8,302)
Balance as of December 31	$1,439,281	$1,535,379

As of December 31, 2025 and 2024, there were no effects from unrealized gains from fair value measurements.

2025
Level 2
Equity investment	$52,000

The fair value of the equity investment is determined by using a market approach by using a combination of two valuation techniques “Multiples of comparable public companies” and “Multiples of comparable company transactions”, these techniques reflect the prices observed for similar public entities and on recent transactions involving similar entities, without requiring a significant adjustments for other specific factors.

Grupo TMM, S.A.B. and Subsidiaries	58
As of December 31, 2025, the reconciliation between the carrying amounts of the financial asset classified within Level 2 was as follows:

2025
Balance as of October 1	$40,000
Amount recognized in other profit or loss:
Gain on measurement at fair value	12,000
Balance as of December 31	$52,000

As of December 31, 2025, there were no effects from unrealized gains from fair value measurements.

24	Financial instruments risk

Risk management objectives and policies

Grupo TMM is exposed to various risks in relation to financial instruments. The Company’s financial assets and liabilities by category are summarized in Note 12. The main types of risks are market risk, credit risk and liquidity risk.

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

Grupo TMM also faces transactional currency exposure. This exposure derives from sales and acquisitions made in currencies other than Mexican pesos, Grupo TMM’s functional currency. As of December 31, 2025 and 2024, approximately 90% and 73% of Grupo TMM’s sales are denominated in US dollars, respectively while approximately 49% and 35% of the costs and expenses for both years are denominated in US dollars.

As of December 31, 2025 and 2024, the Company held monetary assets and liabilities denominated in foreign currencies other than the Mexican peso, translated at the corresponding interbank exchange rate as related to the Mexican peso, as follows:

	2025	2024
US dollars
Assets	$60,571	$40,494
Liabilities	(96,794)	(54,673)
	$(36,223)	$(14,179)

Grupo TMM, S.A.B. and Subsidiaries	59
As of July 1, 2026, December 31, 2025 and 2024, the exchange rate was Ps17.4693, Ps17.9528 and Ps20.5103 per US dollar, respectively.

As of December 31, 2025 and 2024, the balance of monetary assets and liabilities denominated in currencies other than the Mexican peso or the US dollar is not significant.

Sensitivity analysis

The following table shows for the years ended December 31, 2025 and 2024 the sensitivity in profit or loss related to the financial assets and liabilities of Grupo TMM and the exchange rate; US dollar / Mexican peso considering that the rest of the conditions remain the same, assumes a change of +/- 5% for 2025 and +/- 3% for 2024 in the peso / US dollar exchange rate.

This percentage was determined based on the volatility of the average exchange rate market over the past 12 months. The sensitivity analysis is based on financial instruments in foreign currency held by Grupo TMM on the reporting date.

If the Mexican peso had strengthened or weakened against the US dollar by 5% for 2025 and 3% for 2024,  this would have had the following impact on the monetary position:

	2025		2024
	5% increase in the exchange rate	5% decrease in the exchange rate	3% increase in the exchange rate	3% decrease in the exchange rate
Assets in US dollars	$207	$(207)	$1,124	$(1,124)
Liabilities in US dollars	(345)	345	(1,517)	1,517
	$(138)	$138	$(393)	$393

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

Grupo TMM mainly contracts its loans in instruments with fixed rates; however, when the conditions of a variable rate loan are favorable, they are contracted under those conditions. As of December 31, 2025, the Company has $45.3 and $1,013.6 million pesos of debt contracted on fixed and variable rates, respectively. As of December 31, 2024, the debt contracted on fixed and variable rates was $126.9 and $350.1 million pesos, respectively.

Sensitivity analysis

The following table illustrates the sensitivity in profit or loss at December 31, 2025 and 2024 to a reasonably possible change in the interest rates of  +/-1%, these changes are considered to be reasonably possible based on the current market conditions.

Grupo TMM, S.A.B. and Subsidiaries	60
The calculations are based on a variance in the average market interest rate for each period and the financial instruments on the reporting date that are sensitive to variances in the interest rates. The rest of the variables remain constant.

	2025		2024
	+1% Variance	-1% Variance	+1% Variance	-1% Variance
Income or loss for the year	$(359)	$359	$(139)	$139

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

Grupo TMM, S.A.B. and Subsidiaries	61
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

Pursuant to the foregoing, the expected credit loss for trade accounts receivable as of December 31, 2025 and 2024 was determined as follows:

	Trade accounts receivable days in arrears
	Current	More than 30 days	More than 60 days	More than 90 days	Total
As of December 31, 2025
Gross carrying value	$486,969	$8,300	$10,233	$176,326	$681,828

Single average ECL rate					2.60%
Expected credit losses during the lifetime					$17,728
Individual trade receivables impaired					123,514
Total ECL					$141,242

As of December 31, 2024
Gross carrying value	$466,671	$2,109	$79,388	$267,797	$815,965

Single average ECL rate					3.91%
Expected credit losses during the lifetime					$31,904
Individual trade receivables impaired					87,220
Total ECL					$119,124

Liquidity risk

Liquidity risk consists of Grupo TMM being unable to meet its obligations. The Company manages its liquidity needs by monitoring scheduled debt service payments for short- and long-term financial liabilities, as well as forecasting cash inflows and outflows in the business at least on a weekly basis. As of December 31, 2025, and 2024, 53% and 74%, respectively, of Grupo TMM’s financial liabilities are due within the next 12 months.

The Group’s objective is to maintain cash and short-term investments to meet its liquidity requirements for periods of at least 30 days. This objective was met for the reported periods. Financing for long-term liquidity requirements is additionally secured through an adequate amount of available lines of credit and through the ability to sell non-strategic assets.

Grupo TMM, S.A.B. and Subsidiaries	62
As of December 31, 2025, and 2024, the financial liabilities and other liabilities of Grupo TMM had contractual maturities (including interest payments as applicable) and were summarized as follows:

	Current		Non-Current
	In 6 months	6 to 12 Months	1 to 4 years	More than 4 Years
As of December 31, 2025
Financial debt	$76,545	$85,484	$513,470	$383,409
Trade payables	316,025	-	-	-
Accounts payable and accrued expenses	-	390,332	-	-
Related parties	-	192,045	-	-
Leasing liabilities	2,173	2,331	17,984	23,717
	$394,743	$670,192	$531,454	$407,126
As of December 31, 2024
Financial debt	$52,202	$50,186	$114,163	$260,497
Trade payables	356,200	-	-	-
Accounts payable and accrued expenses	-	588,471	-	-
Related parties	-	172,409	-	-
Leasing liabilities	13,286	9,133	21,791	38,392
	$421,688	$820,199	$135,954	$298,889

The above amounts reflect the contractual cash flows without discount, which may differ from the values registered in the liabilities on the reporting date.

25	Capital management policies and procedures

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

As of December 31, 2025 and 2024, the amounts managed as capital are as follows:

	2025	2024
Stockholders’ equity	$2,417,969	$2,108,440
Cash and cash equivalents, including restricted cash	(752,014)	(207,110)
Capital	$1,665,955	$1,901,330

Stockholders’ equity	$2,417,969	$2,108,440
Financial debt	1,058,908	477,048
Leasing liabilities	46,205	82,602
Overall financing	$3,523,082	$2,668,090

Capital-to-overall financing ratio	0.47	0.71

Grupo TMM, S.A.B. and Subsidiaries	63
26	Contingencies

a)	RPS Claim

On August 7, 2007, Transportación Marítima Mexicana, S.A. de C.V. (‘TMM’), subsidiary of Grupo TMM, filed a claim for arbitration against Refined Product Services (“RPS”) for$50 thousand US dollars, (approximately $1,026) or various expenses incurred by TMM due to the delay of the re-delivery of the tanker vessel Palenque.

On October 19, 2007, RPS filed a countersuit for $3.0 million US dollars (approximately $61,531) for alleged faults and lack of maintenance involving the tanker vessel Palenque, and also consequential damages for having lost a contract while the vessel was being repaired. During the year 2024 and 2025 and up to the date of authorization of the consolidated financial statements, no significant events occurred in the process.

The Company’s Management and its legal advisors consider the position against this countersuit is strong, as there are sufficient elements and arguments for defense, also the amount claimed by RPS would appear to be excessive and for non-supported issues.

b)	Tax contingencies

i.
The Company has a tax contingency related to various tax credits for alleged omissions in withholding income tax and VAT from foreign residents for the fiscal year 2014 determined by tax authorities. On March 25, 2025, the ruling was notified in which the request for amparo by Transportación Marítima Mexicana, S.A. de C.V. (TMM), Grupo TMM’s subsidiary, was denied; on April 14, 2025, the Request for Review was filed against the ruling issued in the trial where the protection and safeguarding of the Union’s Justice is sought. Subsequently, TMM filed various legal appeals in accordance with its rights. Finally, on July 3, 2025, TMM filed a complaint against the previous resolutions issued by the C. Sixteenth District Judge in Administrative Matters in Mexico City, through which the filed amparo lawsuit was dismissed. By ruling issued in the regular session held on February 6, 2026, the Twentieth Collegiate Court in Administrative Matters of the First Circuit resolved the complaint filed as unfounded, so the matter was considered closed. The contingency arising from this case corresponds to the amount of the determined tax credit and the associated accessories.

Grupo TMM, S.A.B. and Subsidiaries	64
ii.
During 2017 and 2016, Grupo TMM filed Motions for Annulment with the Federal Court of Administrative Justice against various decisions of the Tax Administration Service (SAT for its acronym in Spanish), on the rejection of tax deductions (year 2007), and the termination of the consolidation regime (year 2013). As of the date of issuance of the consolidated financial statements, these lawsuits remain ongoing. The Company and its legal advisors have considered, as part of the defense against the authority’s rulings, challenging them through a direct amparo lawsuit, whose arguments must be sent for review and resolution to the Collegiate Circuit Court in Administrative Matters of the First Circuit. Additionally, if the issue of the constitutionality of general regulations persists, the Company may file a review appeal in a direct amparo against the ruling of that court, which must be sent to the Supreme Court of Justice of the Nation for study and resolution on the merits. Management, together with its legal advisors, continues with the legal defense strategy and considers that there are legal grounds to obtain a favorable resolution for the Group’s interests, which would mean that Grupo TMM doesn’t make any tax payments related to those SAT resolutions.

c)	Other legal proceedings

The Company is a participant in various other legal proceedings and administrative actions, all of which are of an ordinary or routine nature and incidental to its operations. Although it is impossible to predict the outcome of any legal proceeding, in the opinion of the Company’s Management, such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on the Company’s financial condition, results of operations or liquidity.

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

The Company has significant transactions and relations with related parties. In regards to this the Company and its subsidiaries are in the process of completing this study for 2025 and 2024.

e)	Other legislation

Grupo TMM and Subsidiaries are subject to the laws and ordinances of other countries, as well as international regulations governing maritime transportation and the observance of safety and environmental regulations.

27	Subsequent events to the reporting date

No adjusting or significant non-adjusting events have occurred between the December 31, 2025, reporting date and the date of authorization.

28	Authorization of the consolidated financial statements

The consolidated financial statements of the Company were authorized by Verónica Tego on July 1, 2026, in her capacity as Director of Administration and Finance, as well as by the Board of Directors on the same date.